Form 20-F
period 2007-12-31
EDENOR
filed 2008-06-26
CIK 1395213

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

Commission File number: 001-33422

Empresa Distribuidora y Comercializadora Norte S.A.
(Exact name of registrant as specified in its charter)

Distribution and Marketing Company of the North S.A.	Argentine Republic
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Azopardo 1025
Ciudad de Buenos Aires, C1107ADQ
Buenos Aires, Argentina
(Address of principal executive offices)

Ivana Del Rossi
54 11 4346 5127 / 54 11 4346 5325
Azopardo 1025 (C1107ADQ) Bs. As.
Investor Relations Officer

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class:	Name of each exchange on which registered
Class B Shares	New York Stock Exchange, Inc.*
American Depositary Shares, or ADSs, evidenced by American Depositary Receipts, each representing 20 Class B Shares	New York Stock Exchange, Inc.

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 462,292,111 Class A Ordinary Shares, 442,210,385 Class B Ordinary Shares and 1,952,604 Class C Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Note:  Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☐ IFRS ☐ Other ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

PART I

Introduction

Empresa Distribuidora y Comercializadora Norte S.A., or Edenor, is a corporation (sociedad anónima) organized under the laws of the Argentine Republic, or Argentina. Our principal executive offices are located at Azopardo 1025, Ciudad de Buenos Aires, C1107ADQ, Buenos Aires, Argentina.

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally under the captions “Item 3. Key Information—Risk factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Forward-looking statements may also be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ materially from those expressed or implied in our forward-looking statements, including, among other things:

•
the outcome and timing of the integral tariff revision process we are currently undertaking with the Argentine National Electricity Regulator (Ente Nacional Regulador de la Electricidad, or the ENRE) and, more generally, uncertainties relating to future government approvals to increase or adjust our tariffs;

•	general political, economic, social, demographic and business conditions in Argentina and particularly in the geographic market we serve;

•	the impact of regulatory reform and changes in the regulatory environment in which we operate;

•	electricity shortages;

•	potential disruption or interruption of our service;

•	restrictions on the ability to exchange Pesos into foreign currencies or to transfer funds abroad;

•	the revocation or amendment of our concession by the granting authority;

•	our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;

•	fluctuations in inflation and exchange rates, including a devaluation of the Peso; and

•	additional matters identified in “Risk factors.”

Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we file this annual report because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this annual report.

SELECTED FINANCIAL DATA

The following table presents selected financial and operating data. This information should be read in conjunction with our audited financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The financial data as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 are derived from our audited financial statements included elsewhere in this annual report. Our audited financial statements have been prepared in accordance with generally accepted accounting principles in the City of Buenos Aires, Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from U.S. GAAP. Note 26 to our audited financial statements included elsewhere in this annual report provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2007, 2006 and 2005 and for the years then ended.

In this annual report, except as otherwise specified, references to “$”, “U.S. $” and “Dollars” are to U.S. Dollars, and references to “Ps. ” and “Pesos” are to Argentine Pesos. Solely for the convenience of the reader, Peso amounts as of and for the year ended December 31, 2007 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on December 31, 2007 of Ps. 3.149 to U.S. $1.00. The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate. See “Item 3. Key Information – Exchange rates.”

Under Argentine GAAP, we generally are not required to record the effects of inflation in our financial statements. However, because Argentina experienced a high rate of inflation in 2002, with the wholesale price index increasing by approximately 118%, we were required by Decree No. 1269/2002 and CNV Resolution No. 415/2002 to restate our financial statements in constant Pesos in accordance with Argentine GAAP. On March 25, 2003, Decree No. 664/2003 rescinded the requirement that financial statements be prepared in constant currency, effective for financial periods on or after March 1, 2003. As a result, the financial data as of and for the year ended December 31, 2003 includes the effects of inflation. However, we are not required to restate and have not restated our financial statements for inflation after February 28, 2003. As a result, our results of operations and financial position may not be directly comparable from period to period. See note 2 to our audited financial statements included in this annual report.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals may not sum due to rounding.

	For the year ended December 31,
	2007				2006		2005		2004		2003
	(in millions, except for per share and per ADS data)
Statement of operations data Argentine GAAP
Net sales(1)	U.S. $	629.4	Ps.	1,981.9	Ps.	1,378.3	Ps.	1,262.2	Ps.	1,107.2	Ps.	942.9
Electric power purchases		(282.6)		(889.9)		(799.1)		(757.7)		(599.1)		(439.8)
Gross margin		346.8		1,092.0		579.3		504.5		508.1		503.1
Transmission and distribution expenses		(132.6)		(417.6)		(362.1)		(346.1)		(332.8)		(304.5)
Selling expenses		(38.3)		(120.6)		(87.9)		(86.0)		(81.8)		(71.6)
Administrative expenses		(39.6)		(124.7)		(93.3)		(72.9)		(60.7)		(59.3)
Net operating income (loss)		136.3		429.2		35.9		(0.4)		32.7		67.7
Financial income (expenses) and holding gains (losses):
Generated by assets:
Exchange difference		(0.3)		(0.9)		2.6		2.1		4.8		(6.1)
Interest		4.3		13.4		13.9		12.9		10.1		14.7
Exposure to inflation and holding results		—		0.1		0.1		(0.6)		(11.0)		(2.5)
Generated by liabilities:
Financial expenses		(6.7)		(21.0)		(25.4)		(14.1)		(10.1)		(9.7)
Exchange difference		(9.5)		(29.9)		(13.3)		(29.0)		(26.1)		225.8
Interest		(23.7)		(74.5)		(101.3)		(119.5)		(87.7)		(79.9)
Exposure to inflation and holding results		—		—		—		(0.2)		9.3		15.1
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and from the Payment Plan Agreement with the Province of Buenos Aires(2)		(9.4)		(29.6)		—		—		—		—
Gain on extinguishment of former debt(3)		—		—		179.2		—		—		—
Adjustment to present value of notes(4)		(6.8)		(21.5)		57.1		—		—		—
Loss from the purchase and redemption of notes(5)		(3.2)		(10.2)		—		—		—		—
Adjustment to present value of purchased and redeemed notes(4)		(2.7)		(8.6)		—		—		—		—
Other income (expenses), net		0.3		1.0		(22.9)		(0.7)		(12.0)		(14.3)
Income (loss) before taxes		78.6		247.4		125.9		(149.6)		(89.9)		210.7
Income tax(6)		(39.7)		(125.0)		167.2		—		—		—
Net income (loss)	U.S. $	38.9	Ps.	122.5	Ps.	293.1	Ps.	(149.6)	Ps.	(89.9)	Ps.	210.7
Net income (loss) per ordinary share – basic and diluted		0.043		0.135		0.352		(0.180)		(0.108)		0.253
Dividends declared per ordinary share(7)		—		—		—		—		—		—
Net income per ADS(8)— basic and diluted		0.858		2.702		—		—		—		—
Number of shares outstanding		906,455,100		906,455,100		831,610,200		831,610,200		831,610,200		831,610,200

U.S. GAAP
Net sales/service revenues	U.S. $	615.1	Ps.	1,937.0	Ps.	1,403.5	Ps.	1,334.9		—		—
Electric power purchases		(282.6)		(889.9)		(799.1)		(757.7)		—		—
Transmission and distribution expenses		(151.6)		(477.5)		(450.3)		(425.3)		—		—
Gross margin		180.9		569.6		154.1		151.0		—		—
Operating expenses, net		(65.9)		(207.5)		(194.1)		185.0
Net operating income (loss)		115.0		362.1		40.0		(33.1)		—		—
Financial (expense), net and holding gains		(14.8)		(46.5)		(133.3)		(139.1)		—		—
Net income (loss) before income taxes		100.3		315.7		(173.3)		(172.1)		—		—
Income tax		(31.7)		(99.9)		128.0		8.1		—		—
Net income (loss) for the year		68.5		215.8		(45.3)		(164.0)		—		—
Net income (loss) per ordinary share – basic and diluted(7)		0.238		0.238		(0.054)		(0.197)		—		—
Net income (loss) per ADS(8)— basic and diluted		4.761		4.761		—		—		—		—

(1)
Net sales for 2007 include the retroactive portion of the tariff increase, which amounts in aggregate to Ps. 218.6 million, and is being invoiced in 55 consecutive monthly installments, starting in February 2007. As of December 31, 2007 we had invoiced Ps. 47.3 million of this amount.

(2)
Reflects the adjustment to present value of the retroactive portion of the tariff increase that is being invoiced in 55 consecutive monthly installments, starting in February 2007, and the adjustment to present value of Ps. 38.4 million due under the payment plan agreement with the Province of Buenos Aires that is being invoiced in 18 installments, starting in January 2007. As of December 31, 2007, the Government of the Province of Buenos Aires had paid Ps. 18.6 million of the amount due under the payment plan agreement with the Province of Buenos Aires and Ps. 47.3 million of the retroactive tariff adjustment had been invoiced to our non-residential customers. In accordance with Argentine GAAP, we account for these long-term receivables at their present value, which we calculate at a discount rate of 10.5%, and record a charge as an adjustment to present value of these two receivables. See “Item 4. Information on the Company —Framework agreement (Shantytowns).”

(3)
Our debt restructuring generated a one-time gain of Ps. 179.2 million, reflecting the recognition of a Ps. 55.3 million waiver of principal amount on our financial debt, a Ps. 75 million waiver of accrued interest on our financial debt and a Ps. 65.7 million waiver of penalties related to the non-payment of our financial debt, which more than offset Ps. 16.8 million in related restructuring costs. See “Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources—Debt” for a description of the restructuring notes.

(4)
We record our financial debt in our balance sheet at the fair value reflecting our management’s best estimate of the amounts expected to be paid at each year end. The fair value is determined as the present value of the future cash flows to be paid (including payment of interest) under the terms of the debt discounted at a rate commensurate with the risk of the debt instrument and time value of money, which, for purposes of our financial statements, was calculated using a market interest rate of 10% in 2006 and 10.5% in 2007. We did not record any adjustment to present value in any year before the year ended December 31, 2006 because our financial debt was in default.

(5)
In 2007, we repurchased U.S. $43.7 million principal amount of our outstanding Fixed Rate Par Notes due 2016 and U.S. $218 million principal amount of our outstanding Discount Notes due 2014. We also redeemed U.S. $22 million principal amount of our outstanding Discount Notes due 2014. As of December 31, 2007 we had no Discount Notes due 2014 outstanding.

(6)
In 2006, our income tax result reflects the reversal of net deferred tax assets, primarily due to the fact that, as a consequence of the ratification of the Adjustment Agreement in January 2007 and the renegotiation of our financial debt in April 2006, we generated taxable income that allowed us to offset a significant portion of the tax loss carryforwards we generated in 2002. We recorded a tax charge of Ps. 125.0 million in the year ended December 31, 2007 due to a significant increase in our taxable income, that was partially offset by the tax deduction of ENRE penalties, which allowed us to partially offset our tax loss carryforwards generated in 2002.

(7)	We have not declared or paid any dividends since August 14, 2001.
(8)	Each ADS represents 20 Class B ordinary shares.

	As of December, 31,
	2007				2006		2005		2004		2003
	(in millions)
Balance sheet data
Argentine GAAP
Current Assets:
Cash and banks	U.S. $	1.1	Ps.	3.5	Ps.	0.5	Ps.	11.7	Ps.	8.5	Ps.	9.6
Investments		31.0		97.7		32.2		296.5		242.6		163.8
Trade receivables		109.9		346.0		270.9		231.9		194.8		181.5
Other receivables		8.3		26.0		30.2		21.7		10.0		9.0
Supplies		7.4		23.2		13.6		13.8		13.5		17.5
Total current assets	U.S. $	157.6	Ps.	496.3	Ps.	347.5	Ps.	575.6	Ps.	469.4	Ps.	381.4
Non-Current Assets:
Trade receivables		31.9		100.3		—		—		—		—
Other receivables		45.8		144.1		256.5		74.7		59.3		60.3
Investments in other companies		0.1		0.4		0.4		0.4		0.4		0.4
Supplies		4.4		13.8		4.9		36.5		31.4		32.0
Property, plant and equipment		982.1		3,092.7		2,925.4		2,889.3		2,944.1		2,994.4
Total non-current assets		1,064.2		3,351.3		3,187.2		3,000.9		3,035.3		3,087.0
Total assets		1,221.8		3,847.6	Ps.	3,534.7	Ps.	3,576.5	Ps.	3,504.6	Ps.	3,468.4
Current liabilities:
Trade account payable		100.4		316.2		267.6		205.1		154.3		104.2
Loans		9.3		29.3		2.0		1,620.1		1,525.6		1,223.3
Salaries and social security taxes		19.0		59.9		51.4		34.1		31.2		29.6
Taxes		26.9		84.6		62.2		67.9		44.3		43.5
Other liabilities		3.1		9.7		26.4		175.8		139.0		85.2
Accrued litigation		12.7		39.9		25.9		18.3		12.3		9.8
Total current liabilities	U.S. $	171.4	Ps.	539.6	Ps.	435.6	Ps.	2,121.3	Ps.	1,906.7	Ps.	1,495.6
Non-current liabilities:
Trade account payable		11.3		35.5		31.3		26.8		23.1		20.3
Loans(1)		301.4		949.1		1,095.5		—		—		286.0
Salaries and social security taxes		7.8		24.7		20.3		12.4		10.9		10.7
Other liabilities		89.4		281.4		241.1		—		—		—
Accrued Litigation		13.6		42.8		40.6		38.7		37.0		38.9
Total non-current liabilities		423.5		1,333.5		1,428.7		77.8		71.0		355.8
Total liabilities	U.S. $	594.8	Ps.	1,873.0	Ps.	1,864.3	Ps.	2,199.2	Ps.	1,977.7	Ps.	1,851.4
Shareholders’ equity		627.1		1,974.6		1,670.4		1,377.3		1,526.9		1,616.8
Total liabilities and shareholders’ equity	U.S. $	1,221.8	Ps.	3,847.6	Ps.	3,534.7	Ps.	3,576.5	Ps.	3,504.6	Ps.	3,468.4

U.S. GAAP
Current assets	U.S. $	170.4	Ps.	536.7	Ps.	547.0	Ps.	728.8		—		—
Property, plant and equipment, net		1,008.5		3,175.7		3,016.4		3,009.7		—		—
Other non-current assets		110.1		346.6		201.5		145.5		—		—
Total assets	U.S. $	1,289.0	Ps.	4,059.0	Ps.	3,764.9	Ps.	3,884.0		—		—
Current liabilities	U.S. $	182.2		Ps. 573.7		Ps. 470.0		Ps. 2,124.8		—		—
Non-current liabilities		640.9		2,018.2		2,225.1		640.3		—		—
Total liabilities		823.1		2,591.9		2,695.1		2,765.1
Shareholders’ equity		465.9		1,467.1		1,069.8		1,118.8		—		—
Total liabilities and shareholders’ equity	U.S. $	1,289.0	Ps.	4,059.0	Ps.	3,764.9	Ps.	3,884.0		—		—

	Year ended December 31,
	2007				2006		2005		2004		2003

Cash flow data
Argentine GAAP
Operating activities:
Net income (loss)	U.S.$	38.9	Ps.	122.5	Ps.	293.1	Ps.	(149.6)	Ps.	(89.9)	Ps.	210.7
Adjustment to reconcile net income (loss) to net cash flows provided by (used in) operating activities:
Depreciation of property, plant and equipment		55.4		174.4		179.0		178.4		174.9		174.7
Retirement of property, plant and equipment		0.4		1.1		0.7		0.9		0.5		1.4
Gain on extinguishment of former debt		—		—		(179.2)		—		—		—
Adjustment to present value of notes		6.8		21.5		(57.1)		—		—		—
Loss from the purchase and redemption of notes		3.2		10.2		—		—		—		—
Adjustment to present value of the repurchased and redeemed notes		2.7		8.6		—		—		—		—
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Buenos Aires		9.4		29.6		—		—		—		—
Gain from investments in affiliated parties		—		—		—		—		—		—
Exchange differences, interest and penalties on loans		22.1		69.5		49.1		139.0		66.4		(171.4)
Supplies recovered from third parties		—		—		(5.8)		—		—		—
Increase in trade receivables due to the unbilled portion of the retroactive tariff increase		(54.4)		(171.3)		—		—		—		—
Income tax		39.7		125.0		(167.2)		—		—		—
Changes in operating assets and liabilities:
Increase in trade receivables (net of the unbilled portion of the retroactive tariff increase)		(11.7)		(36.9)		(39.0)		(37.1)		(13.3)		(4.8)
Net (increase) in other receivables		(2.7)		(8.4)		(23.1)		(27.2)		(9.7)		(7.2)
(Increase) decrease in supplies		(5.8)		(18.4)		1.4		(5.4)		4.6		(3.9)
Increase in trade accounts payable		16.7		52.7		67.1		54.4		52.9		11.2
Increase in salaries and social security taxes		4.1		12.9		25.2		4.5		1.8		8.6
Increase (decrease) in taxes		7.1		22.5		(5.7)		23.6		(8.9)		7.6
Increase in other liabilities		5.6		17.7		91.7		36.8		53.7		14.4
Net increase in accrued litigation		5.1		16.2		9.5		7.7		0.7		10.8
Financial interest paid, net of interest capitalized		(8.1)		(25.5)		(26.7)		(46.5)		(55.5)		(60.3)
Financial interest collected		1.0		3.2		2.2		2.0		5.4		5.8
Net cash flow provided by operating activities		135.7		427.2		215.0		181.5		202.8		198.0
Investing activities:
Addition to property, plants and equipment		(107.0)		(336.9)		(179.7)		(124.5)		(125.1)		(80.6)
Net cash flow used in investing activities		(107.0)		(336.9)		(179.7)		(124.5)		(125.1)		(80.6)
Financing activities:
Decrease in loans		(64.7)		(203.6)		(310.8)		—		—		—
Capital increase		57.7		181.8		—		—		—		—
Net cash flows used in financing activities		(6.9)		(21.8)		(310.8)		—		—		—
Cash variations:
Cash at beginning of year	U.S. $	10.4	Ps.	32.7	Ps.	308.1	Ps.	251.1	Ps.	173.4	Ps.	56.5
Cash at end of the year		32.1		101.2		32.7		308.1		251.1		173.4
Net increase (decrease) in cash		21.8		68.5		(275.5)		57.0		77.8		116.9

	Year ended December 31,
	2007	2006	2005	2004	2003
Operating data
Argentine GAAP
Energy sales (in GWh):
Residential	7,148	6,250	5,819	5,413	5,150
Small Commercial	1,485	1,433	1,387	1,322	1,192
Medium Commercial	1,552	1,446	1,354	1,293	1,217
Industrial	3,628	3,364	3,195	3,685	2,976
Wheeling system(1)	3,111	3,211	2,984	2,100	2,364
Others:
Public Lighting	643	650	642	646	637
Shantytowns	301	261	279	275	257
Others(2)	18	18	17	18	18
Customers (in thousands)(3)	2,490	2,445	2,404	2,353	2,317
Energy losses (%)	11.6%	11.1%	11.0%	11.5%	12.7%
MWh sold by employee	7,230.6	6,736.6	6,395.9	5,936.8	5,435.3
Customers per employee	997.8	982.3	970.8	940.7	897.6

(1)
Wheeling charges represent our tariffs for large users, which consist of a fixed charge for recognized technical losses and a charge for our distribution margins but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

(2)	Represents energy consumed internally by our company and our facilities.
(3)
We define a customer as one meter. We may supply more than one consumer through a single meter. In particular, because we measure our energy sales to each shantytown collectively using a single meter, each shantytown is counted as a single customer.

EXCHANGE RATES

From April 1, 1991 until the end of 2001, the Convertibility Law established a fixed exchange rate under which the Central Bank was obliged to sell U.S. Dollars at a fixed rate of one Peso per U.S. Dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, formally putting an end to the regime of the Convertibility Law and abandoning over ten years of U.S. Dollar-Peso parity. The Public Emergency Law grants the executive branch of the Argentine government the power to set the exchange rate between the Peso and foreign currencies and to issue regulations related to the foreign exchange market. The Public Emergency law has been extended until December 31, 2008. For a brief period following the end of the Convertibility Regime, the Public Emergency Law established a temporary dual exchange rate system. Since February 2002, the Peso has been allowed to float freely against other currencies.

The following table sets forth the annual high, low, average and period-end exchange rates for U.S. Dollars for the periods indicated, expressed in Pesos per U.S. Dollar at the purchasing exchange rate and not adjusted for inflation. When preparing our financial statements, we utilize the selling exchange rates for U.S. Dollars quoted by Banco Nación to translate our U.S. Dollar denominated assets and liabilities into Pesos. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Low	High	Average		Period End
	(Pesos per U.S. Dollar)
Year ended December 31,
2003	2.74	3.36	2.95	(1)	2.93
2004	2.94	2.99	2.95	(1)	2.98
2005	2.98	3.04	3.01	(1)	3.03
2006	3.03	3.11	3.07	(1)	3.06
2007	3.06	3.18	3.12	(1)	3.15

Month
December 2007	3.13	3.15	3.14	(2)	3.15
January 2008	3.13	3.16	3.15	(2)	3.16
February 2008	3.15	3.17	3.16	(2)	3.16
March 2008	3.15	3.17	3.16	(2)	3.17
April 2008	3.15	3.18	3.17	(2)	3.16
May 2008	3.16	3.18	3.17	(2)	3.17
June 2008(3)	3.03	3.11	3.06	(2)	3.03

Source: Banco Nación
(1)	Represents the average of the exchange rates on the last day of each month during the period.
(2)	Average of the lowest and highest daily rates in the month.
(3)	Represents the corresponding exchange rates from June 1 through June 20.

RISK FACTORS

Risks related to Argentina

Overview

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and all of our revenues are earned in Argentina and all of our operations, facilities, and customers are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. For example, lower economic growth or economic recession could lead to lower demand for electricity in our concession area or a decline in purchasing power of our customers, which, in turn, could lead to lower collections from our clients or growth in energy losses due to illegal use of our service. Argentine government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and could continue to have a material adverse effect on private sector entities, including us. To address Argentina’s economic crisis in 2001 and 2002, for example, the Argentine government took measures, such as the freeze of electricity distribution margins and pesification of our tariffs, which had a severe effect on our financial condition and led us to suspend payments on our financial debt. In addition, on December 10, 2007, Cristina Fernández de Kirchner, wife of the ex-President Dr. Néstor Kirchner, was inaugurated as President of Argentina for a four-year term. The President of Argentina exercises significant authority over the policies and government actions that relate to the Argentine economy and, consequently, that affect the operations and income of Argentine companies such as ours. To date, the new government has continued the policies adopted by the administration of Dr. Kirchner. We cannot provide any assurance whether these policies will change or whether any new policies will be adopted that could adversely affect the economy or our business. In addition, we cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition or results of operations.

Argentina’s current growth and stability may not be sustainable

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Although the economy has recovered significantly over the past four years, uncertainty remains as to whether the current growth and relative stability is sustainable. Sustainable economic growth is dependent on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable and relatively low rate of inflation. As in the recent past, Argentina’s economy may suffer if political and social pressures inhibit the implementation by the Argentine government of policies designed to maintain price stability, generate growth and enhance consumers and investor confidence. This, in turn, could lead to lower demand for our services, lower collections from our clients or growth in energy losses due to illegal use of our service, which could materially adversely affect our financial condition and results of operations. Furthermore, as it has done in the past, the Argentine government could respond to a lack of economic growth or stability by adopting measures that affect private sector enterprises such as the tariff restrictions imposed on public utility companies such as our own.

The continuing rise in inflation may have adverse effects on the Argentine economy

After several years of price stability under the Convertibility regime, which established a fixed exchange rate of one U.S. Dollar per one Peso, the formal devaluation of the Peso in January 2002 created pressures on the domestic prices system that generated high inflation in 2002, before substantially stabilizing in 2003. In 2002, the inflation rate (as measured by changes in the consumer price index, or CPI) reached 41.0% according to data published by the National Statistics and Census Institute (Instituto Nacional de Estadísticas y Censos, or INDEC). Despite a decline to 3.7% in 2003, the rate of inflation increased again to 6.1% in 2004 and to 12.3% in 2005, in each case according to data published by INDEC. In 2006, according to INDEC data, the rate of inflation decreased to 9.8%, in part due to several actions implemented by the Argentine government to control inflation and monitor prices for most relevant goods and services. Such government actions included price support arrangements agreed to by the Argentine government and private sector companies in several industries and markets. In 2007, the inflation rate was 8.5%. However, in spite of the decrease in inflation, uncertainty surrounding future inflation and the status of the price support agreements implemented in 2006 and 2007 could slow the rebound in the economy. In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that permit growth. A return to a high inflation environment would also undermine Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation, with the same negative effects on the level of economic activity. A high inflation environment could also temporarily undermine our results of operations as a result of a lag in cost adjustments. An economic slowdown or recession could affect the purchasing power of our customers, which, in turn, could lead to lower demand for our services, lower collections from our clients or growth in energy losses due to illegal use of our service. In addition, a return to high inflation would undermine confidence in Argentina’s banking system in general, which may limit the availability of domestic and international credit to businesses, which could adversely affect our ability to finance our working capital needs on favorable terms.

The methodology used to calculate the consumer price index (CPI), as published by the INDEC, has been questioned, as have been other indexes related to the CPI

In January 2007, INDEC modified its methodology used to calculate the CPI, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Several economists as well as the international and Argentine press have suggested that this change in methodology was related to the Argentine Government’s policy aimed at curbing inflation. Further, at the time that INDEC adopted this change in methodology, the Argentine Government also replaced several key personnel at INDEC. The alleged governmental interference prompted complaints from the technical staff at INDEC, which, in turn, has led to the initiation of several judicial investigations involving members of the Argentine Government and aimed at determining whether there was a breach of classified statistical information relating to the collection of data used in the calculation of the CPI. These events have affected the credibility of the CPI index published by INDEC, as well as other indexes published by INDEC which require the CPI for their own calculation, including the poverty index, the unemployment index as well as the calculation of the GDP, among others. If these investigations result in a finding that the methodologies used to calculate the CPI or other INDEC indexes derived from the CPI were manipulated by the Argentine Government, or if it is determined that it is necessary to correct the CPI and the other INDEC indexes derived from the CPI, there could be a significant decrease in confidence in the Argentinean economy, which could, in turn, have a materially adverse effect on our ability to access international credit markets at market rates to finance our operations. In addition, because inflation is taken into account in determining our actual cost base and corresponding adjustments in our distribution margins, a change in the methodology used to calculate official inflation rates may adversely affect our ability to recover changes in our cost base attributable to actual inflation.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth

In the first half of 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. The Argentine government announced that as a result of the restructuring, it had approximately U.S. $126.6 billion in total outstanding debt remaining. Of this amount, approximately U.S. $19.5 billion correspond to defaulted bonds owned by creditors who did not participate in the restructuring. Some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future. Additionally, foreign shareholders of several Argentine companies, including public utilities and a group of bond holders that did not participate in the sovereign restructuring, have filed claims in excess of U.S. $17 billion before the International Center for the Settlement of Investment Disputes, or ICSID, alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. To date, the ICSID has rendered decisions in four of these cases, requiring the Argentine government to pay U.S. $427.2 million plus interest in claims. Recently, a group of bond holders that declined to participate in the restructuring of the external public debt presented a claim before the ICSID for U.S. $4.4 billion.

Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may limit Argentina’s ability to reenter the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims may result in material judgments against the Argentine government which, if not complied with, could prevent Argentina from obtaining credit from multilateral organizations and might result in attachment orders or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could lead to lower demand for our services, lower collections from our clients or growth in energy losses due to illegal use of service. Furthermore, Argentina’s inability to obtain credit in international markets could have a direct impact on our own ability to access international credit markets to finance our operations and growth.

Significant fluctuations in the value of the Peso against the U.S. Dollar may adversely affect the Argentine economy

Despite the positive effects the depreciation of the Peso in 2002 had on the export-oriented sectors of the Argentine economy, the depreciation has also had a far-reaching negative impact on a range of businesses and on individuals’ financial position. The devaluation of the Peso had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, led to very high inflation initially, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, including public utilities, such as our company, and adversely affected the government’s ability to honor its foreign debt obligations. If the Peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our business.

A substantial increase in the value of the Peso against the U.S. Dollar also presents risks for the Argentine economy. The appreciation of the Peso against the U.S. Dollar negatively impacts the financial condition of companies with foreign currency-denominated assets that exceed foreign currency-denominated liabilities. In addition, in the short term, a significant real appreciation of the Peso would adversely affect exports. This could have a negative effect on economic growth and employment and reduce the Argentine public sector’s revenues by reducing tax collection in real terms.

Government measures to address social unrest may adversely affect the Argentine economy

During its crisis in 2001 and 2002, Argentina experienced social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s ongoing economic recovery and stabilization, the social and political tensions and high levels of poverty and unemployment continue. These conditions could adversely affect our relations with our employees, which could affect our operations and increase our energy losses and fines imposed by the ENRE. Future government policies to preempt or respond to social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts (including our concession), suspension of the enforcement of creditors’ rights and shareholders’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws, regulations and policies affecting foreign trade and investment. These policies could adversely and materially affect the economy and our business. The policies adopted by the Argentine government to address Argentina’s 2001 and 2002 economic crisis, for example, had a severe effect on our results of operations and financial condition and led us to suspend payments on our financial debt. See “Item 5. Operating and Financial Review and Prospects —Factors affecting our results of operations—Argentine economic conditions.”

Further shocks to Argentina’s financial sector could threaten the financial system and lead to renewed political and social tensions, adversely affecting the Argentine economy

In 2001 and the first half of 2002, Argentina experienced a massive withdrawal of deposits from the Argentine financial system in a short period of time, as depositors lost confidence in the Argentine government’s ability to repay its foreign debt and maintain the Convertibility regime. This precipitated a liquidity crisis within the Argentine financial system, which prompted the Argentine government to impose exchange controls and restrictions on the ability of depositors to withdraw their deposits. In the event of a future shock, such as the failure of one or more banks or a crisis in depositor confidence, the Argentine government could impose further exchange controls or transfer restrictions and take other measures that could lead to renewed political and social tensions and undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth.

The Argentine economy could be adversely affected by economic developments in other global markets

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Argentina. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation of its currency in January 1999. In addition, Argentina continues to be affected by events in the economies of its major regional partners. Furthermore, the Argentine economy may be affected by events in developed economies which are trading partners or that impact the global economy. Shocks of a similar magnitude to the international markets in the future can be expected to affect adversely the Argentine economy and its financial system.

Risks relating to the electricity distribution sector

The Argentine government has intervened in the electricity sector in the past, and is likely to continue intervening

To address the Argentine economic crisis in 2001 and 2002, the Argentine government adopted the Public Emergency Law and other resolutions, which made a number of material changes to the regulatory framework applicable to the electricity sector. These changes, which severely affected electricity distribution companies, included the freezing of distribution margins, the revocation of adjustment and inflation indexation mechanisms and a limitation on charging our customers the increases of certain regulatory charges. In addition, a new price-setting mechanism was introduced in the wholesale electricity market, which had a significant impact on electricity generators and has led to significant price mismatches between participants in our market. The Argentine government continues to intervene in this sector, including granting temporary margin increases to distributors and creating specific charges to be transferred to trust funds managed by the government to finance investments in generation and distribution infrastructure and mandating investments for the construction of new generation plants and the expansion of existing transmission and distribution networks. We cannot make assurances that these or other measures that may be adopted by the Argentine government will not have a material adverse effect on our business and operations or that the Argentine government will not adopt emergency legislation similar to the Public Emergency Law, or other similar resolutions, in the future.

Electricity distributors were severely affected by the emergency measures adopted during the economic crisis, many of which remain in effect

Distribution tariffs include a regulated margin that is intended to cover the costs of distribution and provide an adequate return over the distributor’s asset base. Under the Convertibility regime, distribution tariffs were calculated in U.S. Dollars and distribution margins were adjusted periodically to reflect variations in U.S. inflation indexes. Pursuant to the Public Emergency Law, in January 2002 the Argentine government froze all distribution margins, revoked all margin adjustment provisions in distribution concessions and converted distribution tariffs into Pesos at a rate of Ps. 1.00 per U.S. $1.00. These measures, coupled with the effect of high inflation and the devaluation of the Peso, led to a decline in distribution revenues in real terms and an increase of distribution costs in real terms, which could no longer be recovered through adjustments to the distribution margin. This situation, in turn, led many public utility companies, including us and other important distribution companies, to suspend payments on their financial debt (which continued to be denominated in U.S. Dollars despite the pesification of revenues), which effectively prevented these companies from obtaining further financing in the domestic or international credit markets and making additional investments. Although the Argentine government has recently granted temporary relief to some distribution companies, including an increase in distribution margins and a temporary cost adjustment mechanism, distribution companies are currently involved in discussions with regulators on additional, permanent measures needed to adapt the current tariff scheme to the post-crisis situation of this sector. We cannot make assurances that these measures will be adopted or implemented or that, if adopted, they will be sufficient to address the structural problems created for our company by the economic crisis and its aftermath.

Electricity demand may be affected by future tariff increases

During the 2001 Argentine economic crisis, electricity demand in Argentina decreased due to the decline in the overall level of economic activity and the deterioration in the ability of many consumers to pay their electricity bills. After the economic crisis, however, electricity demand has experienced significant growth, increasing an average of 6.4% per annum from 2003 through 2007. This increase in demand reflects renewed economic growth in Argentina and the relative low cost, in real terms, of electricity to consumers due to the initial freeze of distribution margins and the elimination of the inflation adjustment provisions in distribution concessions, coupled with the devaluation of the Peso and inflation. A significant increase in the cost of electricity to consumers could lead to lower growth in demand for electricity. Although we do not believe that the recent increases in electricity distribution margins will have a significant negative effect on demand, we cannot make assurances that any future increases in the relative cost of electricity to consumers will not have a material adverse effect on electricity demand in Argentina.

Energy shortages may act as a brake on growing demand for electricity and disrupt distribution companies’ ability to deliver electricity to their customers, which could result in customer claims and material penalties imposed on these companies

In recent years, the condition of the Argentine electricity market has provided little incentive to generators to further invest in increasing their generation capacity, which would require material long-term financial commitments. As a result, Argentine electricity generators are currently operating at near full capacity and could be required to ration supply in order to meet a national energy demand that exceeds the current generation capacity. In addition, the economic crisis and the resulting emergency measures had a material adverse effect on other energy sectors, including oil and gas companies, which has led to a significant reduction in natural gas supplies to generation companies that use this commodity in their generation activities. Moreover, the recent drought in the southern region of Argentina has led to a significant reduction in energy supply from hydroelectric plants that operate in this region and may cause several of these plants to cease supply to the national grid altogether. For these reasons, electricity generators may not be able to continue to meet the growing demand for electricity in Argentina in the short- to medium-term. In an attempt to address this situation, in September 2006 the Argentine government adopted measures requiring large industrial users to limit their energy consumption to their “base demand” (equal to their demand in 2005) and to secure any additional energy needs in excess of their base demand from sources other than the national grid. Large users that do not comply with these measures can be subject to penalties imposed by the Argentine government. These measures, however, have not led to a significant reduction in demand by these users, despite requests from, and penalties imposed by, the Argentine government. As a result, electricity generators may not to be able to guarantee the supply of electricity to distribution companies, which, in turn, could prevent these companies, including our company, from experiencing continued growth in their businesses and could lead to failures to provide electricity to customers. Under Argentine law, distribution companies are responsible to their customers for any disruption in the supply of electricity. As a result, distribution companies may face customer claims and fines and penalties for disruptions caused by energy shortages unless the relevant Argentine authorities determine that energy shortages constitute force majeure. To date, the Argentine authorities have not been called upon to decide under which conditions energy shortages may constitute force majeure. In the past, however, the Argentine authorities have recognized the existence of force majeure only in limited circumstances, such as internal malfunctions at the customer’s facilities, extraordinary meteorological events (such as major storms) and third party work in public thoroughfares. We cannot make assurances that we will not experience a lack of energy supply that could adversely affect our business, financial condition and results of operations.

Risks relating to our business

Our business and prospects depend on our ability to negotiate further improvements to our tariff structure, including increases in our distribution margin

We are currently engaged in an integral tariff revision process (Revisión Tarifaria Integral, or RTI) with the ENRE. The goal of the RTI is to achieve a comprehensive revision of our tariff structure, including further increases in our distribution margins and periodic adjustments based on changes in our cost base, to provide us with an adequate return on our asset base. Although we believe the RTI will result in a new tariff structure, we cannot make assurances that the RTI will conclude in a timely manner or at all, or that the new tariff structure will effectively cover all of our costs and provide us with an adequate return on our asset base. Moreover, the RTI could result in the adoption of an entirely new regulatory framework for our business, with additional terms and restrictions on our operations and the imposition of mandatory investments. We also cannot predict whether a new regulatory framework will be implemented and what terms or restrictions could be imposed on our operations. If we are not successful in achieving a satisfactory renegotiation of our tariff structure, our business, financial condition and results of operations may be materially adversely affected and the value of our Class B common shares and ADSs may decline.

We may not be able to adjust our tariffs to reflect increases in our distribution costs in a timely manner, or at all, which may have a material adverse effect on our results of operations

The Adjustment Agreement contemplates a cost adjustment mechanism for the transition period during which the RTI is being conducted. This mechanism, known as the Cost Monitoring Mechanism, or CMM, requires the ENRE to review our actual distribution costs every six months (in May and November of each year) and adjust our distribution margins to reflect variations of 5% or more in our distribution cost base. We may also request that the ENRE apply the CMM at any time that the variation in our distribution cost base is at least 10% or more. Any adjustments, however, are subject to the ENRE’s assessment of variations in our costs, and we cannot guarantee that the ENRE will approve adjustments that are sufficient to cover our actual incremental costs. In addition, there likely will be a lag in time between when we actually experience increases in our distribution costs and when we receive increased revenues following the corresponding adjustments, if any, to our distribution margins pursuant to the CMM. Despite the recent adjustment we were granted under the CMM in October 2007, we cannot make assurances that we will receive similar adjustments in the future. If we are not able to recover all of these incremental costs or there is a significant lag time between when we incur the incremental costs and when we receive increased revenues, we may experience a decline in our results of operations, which may have a material adverse effect on the value of our ADSs and Class B common shares.

Proceedings challenging the renegotiation of our concession

In November 2006, two Argentine consumer associations, Asociación Civil por la Igualdad y la Justicia (ACIJ) and Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria, brought an action against us and the Argentine government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional. On March 26, 2007, the federal administrative court dismissed these claims and ruled in our favor on the grounds that the adoption of Executive Decree No. 1957/06, which ratified the Adjustment Agreement, rendered this action moot. ACIJ appealed this decision on April 12, 2007, and the appeal was decided in our favor. However, on April 14, 2008, ACIJ filed another complaint challenging the procedures utilized by the Argentine Congress in approving the Adjustment Agreement. We cannot make assurances regarding how this latest complaint will be resolved nor can we make assurances that other actions or requests for injunctive relief will not be brought by these or other groups seeking to reverse the adjustments we have obtained or to block any further adjustments to our tariffs.

We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our results of operations

We operate in a highly regulated environment and have been and in the future may continue to be subject to significant fines and penalties by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply. After 2001, the amount of fines and penalties imposed on our company has increased significantly, which we believe is mainly due to the economic and political environment in Argentina following the recent economic crisis. Although the Argentine government has agreed to forgive a significant portion of our accrued fines and penalties pursuant to the Adjustment Agreement and to allow us to repay the remaining balance over time, this forgiveness and repayment plan is subject to a number of conditions, including compliance with quality of service standards, reporting obligations and required capital investments. As of December 31, 2007, our accrued fines and penalties totaled Ps. 281.4 million (taking into account our adjustment to fines and penalties following the ratification of the Adjustment Agreement). If we fail to comply with any of these requirements, the Argentine government may seek to obtain payment of these fines and penalties by our company. In addition, we cannot make assurances that we will not incur material fines in the future, which could have a material adverse effect on our results of operations.

Our financial difficulties led us to curtail our capital expenditures following the economic crisis and we may need to make further investments in our network to meet anticipated increases in energy demand

Due to the adverse effects of Argentina’s economic crisis in 2001 and 2002, including the freezing of our distribution margins and the lack of available financing, we were forced to curtail our capital expenditures and make only those investments that were necessary to permit us to comply with our quality of service and safety and environmental requirements. Because energy demand has grown consistently in Argentina in recent years and is expected to continue to grow in the near future, we may increasingly experience service interruptions unless we are able to make further investments in our network to meet this growth in demand. We cannot make assurances that we will have the necessary resources or will be able to obtain financing on favorable terms to make these investments in a timely manner, or at all, which may in turn lead us to incur greater fines and penalties and adversely affect our results of operations.

If we are unable to control our energy losses, our results of operations could be adversely affected

Our concession does not allow us to pass through to our customers the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by our concession, which is, on average, 10%. As a result, if we experience energy losses in excess of those contemplated by our concession, we may record lower operating profits than we anticipate. Prior to the recent economic crisis, we had been able to reduce the high level of energy losses experienced at the time of the privatization to the levels contemplated (and reimbursed) under our concession. However, during the economic crisis, our level of energy losses, particularly our non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, with it, the number of delinquent accounts and fraud. Although we have been able to reduce our energy losses again in recent periods, these losses continue to exceed the 10% average loss factor in our concession. Our energy losses amounted to 11.6% in 2007, 11.1% in 2006 and 11.0% in 2005. We cannot make assurances that our energy losses will not continue growing in future periods, which may lead us to have lower margins and could adversely affect our results of operations and financial condition.

The Argentine government could foreclose its pledge over our Class A shares under certain circumstances, which could have a material adverse effect on our business and financial condition

Pursuant to our concession and the provisions of the Adjustment Agreement, the Argentine government will have the right to foreclose its pledge over our Class A shares and sell these shares to a third party buyer if:

•	the fines and penalties we incur in any given year exceed 20% of our gross energy sales, net of taxes (which corresponds to our energy sales);

•	we repeatedly and materially breach our concession and do not remedy these breaches upon the request of the ENRE;

•	our controlling shareholder, EASA, creates any lien or encumbrance over our Class A shares (other than the existing pledge in favor of the Argentine government);

•	we or EASA obstruct the sale of Class A shares at the end of any management period under our concession;

•	EASA fails to obtain the ENRE’s approval in connection with the disposition of our Class A shares;

•	our shareholders amend our articles of incorporation or voting rights in a way that modifies the voting rights of the Class A shares without the ENRE’s approval; or

•	EASA does not desist from its ICSID claims against the Argentine government following completion of the RTI and the approval of a new tariff regime.

In 2007, the fines and penalties imposed on us by the ENRE amounted to Ps. 23.9 million, which represented 1.2% of our energy sales (including the retroactive portion of the VAD increase). See “Item 4. Information on the Company—Our concession—Fines and penalties.”

Pending the sale of our Class A shares following a foreclosure of its pledge, the Argentine government also has the right to exercise the voting rights of the Class A shares. In addition, the foreclosure by the Argentine government of the pledge on our Class A shares may be deemed to constitute a change of control under the terms of our restructured debt, which would require us to offer to repurchase all such debt at its nominal value. We cannot make assurances that we will have sufficient funds or access to financing to effect such repurchases. If the Argentine government forecloses its pledge over our Class A shares, the market value of our ADSs and Class B common shares could be significantly affected.

Our concession may be revoked if we are declared bankrupt, which would have a material adverse effect on our ability to operate as a going concern

In the event we are ever declared bankrupt by a competent court, the Argentine government has the right to revoke our concession or, alternatively, to seek authorization from the bankruptcy court to allow us to continue our operations. If we are declared bankrupt and the government decides that we should not continue rendering our distribution services, all of our assets will be transferred to a new state-owned company that will be sold in an international public bidding process. At the conclusion of this bidding process, the purchase price will be delivered to the bankruptcy court in favor of our creditors, net of any debt owed by us to the Argentine government and a specified percentage of the bidding price will be awarded as compensation in favor of the Argentine government. Any residual proceeds will be distributed among our shareholders. The revocation of our concession would have a material adverse effect on our ability to operate as a going concern, which in turn would materially and adversely affect the value of our ADSs and Class B common shares anyway.

We employ a largely unionized labor force and could be subject to an organized labor action

As of December 31, 2007, approximately 78% of our employees were union members. Although our relations with unions are currently stable, we cannot make assurances that we will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues, especially in light of the social tensions generated in Argentina by the economic crisis. In addition, our collective bargaining agreements with our unions expired at the end of 2007. Although we are currently negotiating new agreements, we cannot make assurances that we will be able to negotiate new collective bargaining agreements on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process.

We might incur material labor liabilities in connection with our outsourcing

We have outsourced a number of activities related to our business to third party contractors in order to maintain a flexible cost base that allows us both to maintain a lower cost base and respond more quickly to changes in our market. We had approximately 3,612 third-party employees under contract with our company as of December 31, 2007. Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances. If we are not able to prevail in any of these proceedings, we might be forced to incur material labor liabilities, which may have an adverse effect on our results of operations.

We currently are not able to effectively hedge our currency risk and, as a result, a devaluation of the Peso may have a material adverse effect on our results of operations and financial condition

Our revenues are collected in Pesos pursuant to tariffs that are not indexed to the U.S. Dollar, while all of our existing financial indebtedness is denominated in U.S. Dollars, which exposes us to the risk of loss from devaluation of the Peso. We currently seek to hedge this risk in part by converting a portion of our excess cash denominated in Pesos into U.S. Dollars and investing those funds outside Argentina, as permitted by applicable Argentine Central Bank regulations, but we continue to have substantial exposure to the U.S. Dollar. We cannot make assurances that the Argentine government will continue to allow us to access the market to acquire U.S. Dollars in the manner we have done so to date. Although we may also seek to enter into hedging transactions to cover all or a part of our remaining exposure, we have not been able to enter into these transactions on terms we consider viable for our company. If we continue to be unable to effectively hedge all or a significant portion of our currency risk exposure, a devaluation of the Peso may significantly increase our debt service burden, which, in turn, may have a material adverse effect on our financial condition and results of operations.

Our insurance may not be sufficient to cover certain losses

As of December 31, 2007, our physical assets are insured for up to U.S. $417.5 million. However, we do not carry insurance coverage for losses caused by our network or business interruption, including loss of our concession. Although we believe that our insurance coverage is commensurate with standards for the international electricity distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our results of operations and financial condition.

A substantial number of our assets are not subject to attachment or foreclosure

A substantial number of our assets are essential to the public service we provide. Under Argentine law, as interpreted by the Argentine courts, assets which are essential to the provision of a public service are not subject to attachment, whether as a guarantee for an ongoing legal action or to allow for the enforcement of a legal judgment. Accordingly, the enforcement of judgments obtained against us by our shareholders may be substantially limited to the extent our shareholders seek to attach those assets to obtain payment on their judgment.

If our controlling shareholder fails to meet its debt service obligations, its creditors may take measures that could have a material adverse effect on our results of operations

In July 2006, EASA completed a comprehensive restructuring of all of its outstanding financial indebtedness, which had been in default since 2002. In connection with this restructuring, EASA issued approximately U.S. $85.3 million in U.S. Dollar-denominated notes in exchange for the cancellation of approximately 99.94% of its outstanding financial debt. EASA’s ability to meet its debt service obligations under these notes depends largely on our ability to pay dividends or make distributions or payments to EASA, and our failure to do so could result in EASA becoming subject to actions by its creditors, including attachments of EASA’s assets and petitions for involuntary bankruptcy proceedings. If EASA’s creditors were to attach our Class A shares held by EASA, the Argentine government would have the right under our concession to foreclose its pledge over our Class A shares, which could trigger a repurchase obligation under the terms of our restructured debt and have a material adverse effect on the market value of our ADSs and Class B common shares.

Our exclusive right to distribute electricity may be adversely affected by technological or other changes in the energy distribution industry

Although our concession grants us the exclusive right to distribute electricity within our service area, this exclusivity may be terminated in whole or in part if technological changes make it possible for the energy distribution industry to evolve from its present condition as a natural monopoly into a competitive business. Although, to our knowledge, there are currently no projects to introduce new technologies in the medium or long-term which could reasonably be expected to alter the current landscape of the electricity distribution business, we cannot make assurances that future developments will not introduce competition that would adversely affect the exclusivity right granted by our concession. Any total or partial loss of our exclusive right to distribute electricity within our service area would likely have a material adverse effect on our financial condition, results of operations and prospects.

Risks relating to ADSs and our Class B common shares

Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADRs to receive dividends and distributions on, and the proceeds of any sale of, the Class B common shares underlying the ADSs

The Argentine government may impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the government to impose this kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Central Bank, some of which are still in effect. Among the restrictions that are still in effect are those relating to the payment prior to maturity of the principal amount of loans, bonds or other securities owed to non-Argentine residents, the requirement for Central Bank approval prior to acquiring foreign currency for certain types of investments and the requirement that 30% of certain types of capital inflows into Argentina be deposited in a non-interest-bearing account in an Argentine bank for a period of one year. Although the transfer of funds abroad in order to pay dividends no longer requires Central Bank approval, restrictions on the movement of capital to and from Argentina such as the ones which previously existed could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of Class B common shares, as the case may be, from Pesos into U.S. Dollars and the remittance of the U.S. Dollars abroad. We cannot make assurances that the Argentine government will not take similar measures in the future. In such a case, the depositary for the ADSs may hold the Pesos it cannot convert for the account of the ADR holders who have not been paid.

Our ability to pay dividends is limited

In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, as set forth in our audited financial statements prepared in accordance with Argentine GAAP. Our ability to pay dividends, however, is restricted pursuant to the indenture we entered into when we restructured our financial debt. Pursuant to this indenture, we may not pay any dividends prior to April 24, 2008 and, thereafter, our ability to pay dividends is limited at any time that our leverage ratio, as defined in the indenture, exceeds 2.5, unless we attain an international investment grade rating on our long term debt from an internationally recognized rating agency. Our leverage ratio is defined in the indenture as our total indebtedness (without giving effect to the discount to net present value applied to our restructured debt) over EBITDA, as defined in the indenture. EBITDA is defined in the indenture as our operating income plus amortization of intangible assets and non-current assets, depreciation of fixed assets and any other non-cash charges. If our leverage ratio is greater than 2.5, we will only be able to pay dividends using a specified portion of our excess cash (as defined in the indenture), which ranges from 25% to 50% of our excess cash depending on our leverage ratio. In addition, if our leverage ratio exceeds 3.5 we will not be able to pay any dividends to our shareholders. We cannot make assurances that we will be able to generate excess cash under the indenture at any time or that our leverage ratio will allow us to pay dividends at any given time. In addition, pursuant to the Adjustment Agreement, we have agreed not to pay dividends without the ENRE’s prior approval until we complete the integral tariff review process with the ENRE, which we expect to occur in 2008, although we cannot make assurances that the process will be completed by then.

Our shareholders’ ability to receive cash dividends may be limited

Our shareholders’ ability to receive cash dividends may be limited by the ability of the depositary to convert cash dividends paid in Pesos into U.S. Dollars. Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the common shares underlying the ADSs into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If this conversion is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, shareholders may lose some or all of the value of the dividend distribution.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, the rights of holders of the ADSs or the rights of holders of our common shares under Argentine corporate law to protect their interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well-defined and enforced in Argentina that in the United States, putting holders of our common shares and ADRs at a potential disadvantage.

Holders of ADRs may be unable to exercise voting rights with respect to the Class B common shares underlying the ADSs at our shareholders’ meetings

ADRs represent ADSs being held by the depositary in the name of the holder of the ADR. As such, we will not treat holders of ADRs as one of our shareholders and holders of ADRs will not have shareholder rights. The depositary will be the holder of the common shares underlying the ADSs and holders may exercise voting rights with respect to the Class B common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our by-laws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying Class B common shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our common shares will receive notice of shareholders’ meetings through publication of a notice in an official gazette in Argentina, an Argentine newspaper of general circulation and the bulletin of the Buenos Aires Stock Exchange, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, do not receive notice directly from us. Instead, in accordance with the deposit agreement, we provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the Class B common shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of Class B common shares and Class B common shares represented by ADSs may not be voted as the holders of ADRs desire. Class B common shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by our company, be voted as we instruct at the corresponding meeting.

Developments in other emerging market countries, including Argentina, may adversely affect the Argentine economy and, therefore, the market price of the Class B common shares and the ADSs

In the past, the Argentine economy and the securities of Argentine companies have been, to varying degrees, influenced by economic and market conditions in other emerging market countries, particularly in Latin America, as well as investors’ responses to those conditions. Although economic conditions are different in each country, investors’ reactions to adverse developments in one country may affect the market price of securities of issuers in other countries, including Argentina. For example, each of the 1997 Asian economic crisis, the 1998 Russian debt moratorium and devaluation of the Russian currency and the 1999 Brazilian devaluation of its currency triggered market volatility in Latin America and securities markets in other emerging market countries. Accordingly, adverse developments in Argentina or in other emerging market countries could lead to a reduction in the demand for, and market price of, the Class B common shares and the ADSs.

Our shareholders may be subject to liability for certain votes of their securities

Because we are a limited liability corporation, our shareholders are not liable for our obligations. Shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and who do not abstain from voting at the respective shareholders’ meeting may be liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the law or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

Item 4. Information on the Company

We are the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2007. We believe we are also one of the largest electricity distributors in Latin America in terms of customers and volume of electricity sold. We hold a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately seven million people. As of December 31, 2007, we served 2,490,064 customers. The following table shows the percentage of the electricity produced and sold by generating companies that was purchased by us in the periods indicated:

	Demand (GWh)
	Wholesale Electricity Market(1)	Edenor Demand(2)	Edenor Demand as a % of Wholesale Electricity Market
2007	102,950	20,233	19.7%
2006	97,590	18,700	19.2%
2005	92,340	17,623	19.1%
_______________________
Source: Compañía Administradora del Mercado Mayorista Eléctrico, S.A. (CAMMESA)
(1)	Includes demand in the Patagonia wholesale electricity market (Mercado Eléctrico Mayorista Sistema Patagónico, or MEMSP).
(2)	Calculated as electricity purchased by us and our wheeling system customers.

THE ARGENTINE ELECTRICITY INDUSTRY

Historical background

Electricity was first made available in Argentina in 1887 with the first public street lighting in Buenos Aires. The Argentine government’s involvement in the electricity sector began in 1946 with the creation of the General Directorate of Electric Power Plants of the State (Dirección General de Centrales Eléctricas del Estado) to construct and operate electricity generation plants. In 1947, the Argentine government created Water and Electricity (Agua y Energía Eléctrica S.A., or AyEE) to develop a system of hydroelectric generation, transmission and distribution for Argentina.

In 1961, the Argentine government granted a concession to the Italian-Argentine Electricity Company (Compañía Italo Argentina de Electricidad, or CIADE) for the distribution of electricity in a part of the City of Buenos Aires. In 1962, the Argentine government granted a concession formerly held by the Argentine Electricity Company (Compañía Argentina de Electricidad, or CADE) to Electricity Services of Greater Buenos Aires (Servicios Eléctricos del Gran Buenos Aires, or SEGBA), our predecessor, for the generation and distribution of electricity to parts of Buenos Aires. In 1967, the Argentine government granted a concession to Hidroeléctrica Norpatagónica S.A. (Hidronor) to build and operate a series of hydroelectric generation facilities. In 1978, CIADE transferred all of its assets to the Argentine government, following which CIADE’s business became government-owned and operated.

By 1990, virtually all of the electricity supply in Argentina was controlled by the public sector (97% of total generation). The Argentine government had assumed responsibility for the regulation of the industry at the national level and controlled all of the national electricity companies, AyEE, SEGBA and Hidronor. The Argentine government also represented Argentine interests in generation facilities developed or operated jointly with Uruguay, Paraguay and Brazil. In addition, several of the Argentine provinces operated their own electricity companies. Inefficient management and inadequate capital spending, which prevailed under national and provincial government control, were in large measure responsible for the deterioration of physical equipment, decline in quality of service and proliferation of financial losses that occurred during this period.

In 1991, as part of the economic plan adopted by former President Carlos Menem, the Argentine government undertook an extensive privatization program of all major state-owned industries, including within the electricity generation, transmission and distribution sectors. In January 1992, the Argentine federal congress adopted the Regulatory Framework Law (Law No. 24,065), which established guidelines for the restructuring and privatization of the electricity sector. This Regulatory Framework Law, which continues to provide the framework for regulation of the electricity sector since the privatization of this sector, divided generation, transmission and distribution of electricity into separate businesses and subjected each to appropriate regulation.

The ultimate objective of the privatization process was to achieve a reduction in rates paid by users and improve quality of service through competition. The privatization process commenced in February 1992 with the sale of several large thermal generation facilities formerly operated by SEGBA, and continued with the sale of transmission and distribution facilities (including those currently operated by our company) and additional thermoelectric and hydroelectric generation facilities.

At the end of 2001 and beginning of 2002, Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in government policies. See “Item 5. Operating and Financial Review and Prospects—Factors affecting our results of operations—Argentine economic conditions.” The crisis and the government’s policies during this period severely affected the electricity sector. Pursuant to the Public Emergency Law, the Argentine government, among other measures:

•	converted public utility tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per U.S. $1.00;

•	froze all regulated distribution margins relating to the provision of public utility services (including electricity distribution services);

•	revoked all price adjustment provisions and inflation indexation mechanisms in public utility concessions (including energy concessions); and

•	empowered the Executive Branch to conduct a renegotiation of public utility contracts (including energy concessions), including the tariffs for public utility services.

These measures, combined with the devaluation of the Peso and high rates of inflation, had a severe effect on public utilities in Argentina, including our company. Because public utilities were no longer able to increase tariffs to cover their cost increases, the impact of inflation on costs led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition. Most public utilities had also incurred large amounts of foreign currency indebtedness under the Convertibility regime and, following the elimination of the Convertibility regime and the resulting devaluation of the Peso, the debt service burden of these utilities increased sharply, which led many of these utilities to suspend payments on their foreign currency debt in 2002. This situation caused many Argentine electricity generators, transmission companies and distributors to defer making further investments in their networks. As a result, Argentine electricity market participants, particularly generators, are currently operating at near full capacity, which could lead to insufficient supply to meet a growing national energy demand. In addition, the economic crisis and the resulting emergency measures had a material adverse effect on other energy sectors, including oil and gas companies, which has led to a significant reduction in natural gas supplies to generation companies that use this commodity in their generation activities.

To address the electricity crisis generated by the economic crisis, the Argentine government has repeatedly intervened in and modified the rules of the wholesale electricity market since 2002. These modifications include the establishment of caps on the prices paid by distributors for electricity power purchases and the requirement that all prices charged by generators be calculated based on the price of natural gas (which are also regulated by the Argentine government), regardless of the fuel actually used in generation activities, which together have created a huge structural deficit in the operation of the wholesale electricity market. In December 2004, the Argentine government adopted new rules to readapt or readjust the marketplace, but these rules will not come into effect until the construction of two new 800 MW combined cycle generators is completed. One of these generators is currently scheduled to commence operations in late 2008, and the second one in 2009. The costs of construction will be primarily financed with net revenues of generators derived from energy sales in the spot market through special charges to our non-residential customers per MWh of energy billed and through specific charges from CAMMESA applicable to large users that will be deposited in the Fund for Investments Required to Increase Electricity Supply in the Wholesale Electricity Market (Fondo de Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista, or FONINVEMEM). We cannot assure you that the Argentine government will complete these projects in a timely manner, or at all.

The construction of these new generators reflects a recent trend by the Argentine government to take a more active role in promoting energy investments in Argentina. In addition to these projects, in April 2006 the Argentine congress enacted a law that authorized the executive branch to create a special fund to finance infrastructure improvements in the Argentine energy sector through the expansion of generation, distribution and transmission infrastructure relating to natural gas, propane and electricity. The fund would obtain funds through cargos específicos (specific charges) passed on to customers as an itemization on their energy bills, but it has not yet been implemented. We cannot assure you that the Argentine government will complete the implementation of these new projects in a timely manner, if at all.

Finally, in September 2006 the Secretary of Energy (Secretaría de Energía) of the Ministry of Federal Planning, Public Investment and Services issued Resolution No. 1281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution seeks to create incentives for energy generation plants in order to meet increasing energy needs. The resolution’s principal objective is to ensure that energy available in the market is used primarily to service residential users and industrial and commercial users whose energy demand is at or below 300 kW and who do not have access to other viable energy alternatives. To achieve this, the resolution provides that:

•
large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kilowatts), such as us, will be authorized to secure energy supply up to their “base demand” (equal to their demand in 2005) by entering into term contracts; and

•
large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kilowatts) must satisfy any consumption in excess of their base demand with energy from the Energía Plus (Energy Plus) system at unregulated market prices. The Energy Plus system consists of the supply of additional energy generation from new generation and/or generating agents, co-generators or auto-generators who are not agents of the electricity market or who as of the date of the resolution were not part of the wholesale electricity market. Large users in the wholesale electricity market and large customers of distribution companies can also enter into contracts directly with these new generators or purchase energy at unregulated market prices through CAMMESA.

This new resolution will help us mitigate the risk of energy shortages due to a lack of electricity generation. See “Business—Our concession—Our obligations.”

Regulatory authorities

The principal regulatory authorities responsible for the Argentine electricity industry are:

(1)	the Secretary of Energy (Secretaría de Energía) of the Ministry of Federal Planning, Public Investment and Services (Ministerio de Planificación Federal, Inversión Pública y Servicios), and

(2)	the National Electricity Regulator (Ente Nacional Regulador de la Electricidad, or the ENRE).

The Secretary of Energy advises the Argentine government on matters related to the electricity sector and is responsible for the application of the policies concerning the Argentine electricity industry.

The ENRE is an autonomous agency created by the Regulatory Framework Law. The ENRE has a variety of regulatory and jurisdictional powers, including, among others:

•	enforcement of compliance with the Regulatory Framework Law and related regulations;

•	control of the delivery of electric services and enforcement of compliance with the terms of concessions;

•
adoption of rules applicable to generators, transmitters, distributors, electricity users and other related parties concerning safety, technical procedures, measurement and billing of electricity consumption, interruption and reconnection of supplies, third-party access to real estate used in the electricity industry and quality of services offered;

•	prevention of anticompetitive, monopolistic and discriminatory conduct between participants in the electricity industry;

•	imposition of penalties for violations of concessions or other related regulations; and

•	arbitration of conflicts between electricity sector participants.

The ENRE is managed by a five-member board of directors appointed by the executive branch of the Argentine government. Two of these five members are nominated by the Federal Council on Electricity (Consejo Federal de la Energía Eléctrica, or CFEE). The CFEE is funded with a percentage of revenues collected by CAMMESA for each MWh sold in the market. Sixty percent of the funds received by the CFEE are reserved for the Fondo Subsidiario para Compensaciones Regionales de Tarifas a Usuarios Finales (Regional Tariff Subsidy Fund for End Users), from which the CFEE makes distributions to provinces that have met certain specified tariff provisions. The remaining forty percent is used for investments related to the development of electrical services in the interior regions of Argentina.

The wholesale electricity market

Overview

The Secretary of Energy established the wholesale electricity market in August 1991 to allow electricity generators, distributors and other agents to buy and sell electricity in spot transactions or under long-term supply contracts at prices determined by the forces of supply and demand.

The wholesale electricity market consists of:

•	a term market in which generators, distributors and large users enter into long-term agreements on quantities, prices and conditions;

•
a spot market, in which prices are established on an hourly basis as a function of economic production costs, represented by the short-term marginal cost of production measured at Ezeiza 500 kV substation, the system’s load center, and demand; and

•	a stabilization fund, managed by CAMMESA, that absorbs the differences between purchases by distributors at seasonal prices and payments to generators for energy sales at the spot price.

Operation of the wholesale electricity market

The operation of the wholesale electricity market is administered by the Wholesale Electricity Market Administration Company (Compañía Administradora del Mercado Mayorista Eléctrico S.A., or CAMMESA). CAMMESA was created in July 1992 by the Argentine government, which currently owns 20% of CAMMESA’s capital stock. The remaining 80% is owned by various associations that represent wholesale electricity market participants, including generators, transmitters, distributors, large users and electricity brokers.

CAMMESA is in charge of:

•	managing the national interconnection system pursuant to the Regulatory Framework Law and related regulations, which includes:

•
determining technical and economic dispatch of electricity (i.e., schedule of production for all generating units on a power system to match production with demand) in the national interconnection system;

•	maximizing the system’s security and the quality of electricity supplied;

•	minimizing wholesale prices in the spot market;

•	planning energy capacity needs and optimizing energy use pursuant to the rules set out from time to time by the Secretary of Energy, and

•	monitoring the operation of the term market and administering the technical dispatch of electricity pursuant to any agreements entered into in such market;

•	acting as agent of the various wholesale electricity market participants;

•	purchasing or selling electricity from or to other countries by performing the relevant import/export operations; and

•	providing consulting and other services related to these activities.

The operating costs of CAMMESA are covered by mandatory contributions made by wholesale electricity market participants. CAMMESA’s annual budget is subject to a mandatory cap equivalent to 0.85% of the aggregate amount of transactions in the wholesale electricity market projected for that year.

Wholesale electricity market participants

The main participants in the wholesale electricity market are generation, transmission and distribution companies. Large users and traders participate also in the wholesale electricity market, but to a lesser extent.

Generators

According to a recent report issued by CAMMESA, there are 43 generation companies in Argentina, most of which operate more than one generation plant. As of December 31, 2007, Argentina’s installed power capacity was 24,352 MW. Of this amount, 54% was derived from thermal generation, 42% from hydraulic generation and 4% from nuclear generation, provided by 40 private companies using conventional thermal equipment and hydraulic generation technology, 2 bi-national companies using hydraulic generation technology and one national state-owned company using nuclear generation technology. Private generators participate in CAMMESA through the Argentine Association of Electric Power Generators (Asociación de Generadores de Energía Eléctrica de la República Argentina, or AGEERA), which is entitled to appoint two acting and two alternate directors of CAMMESA.

Transmitters

Electricity is transmitted from power generation facilities to distributors through high voltage power transmission systems. Transmitters do not engage in purchases or sales of power. Transmission services are governed by the Regulatory Framework Law and related regulations promulgated by the Secretary of Energy.

In Argentina, transmission is carried at 500 kV, 220 kV and 132 kV through the national interconnection system. The national interconnection system consists primarily of overhead lines and sub-stations (i.e., assemblies of equipment through which electricity delivered by transmission circuits is passed and converted into voltages suitable for use by end users) and covers approximately 90% of the country. The majority of the national interconnection system, including almost all of the 500 kV transmission lines, has been privatized and is owned by Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (Transener) which is indirectly controlled by Pampa Holding S.A., a public company managed by Grupo Dolphin’s principals and our controlling Shareholder. Regional transmission companies, most of which have been privatized, own the remaining portion of the national interconnection system. Supply points link the national interconnection system to the distribution systems, and there are interconnections between the transmission systems of Argentina, Brazil, Uruguay and Paraguay allowing for the import or export of electricity from one system to another.

Transmission companies also participate in CAMMESA by appointing two acting and two alternate directors through the Argentine Association of Electric Power Transmitters (Asociación de Transportistas de Energía Eléctrica de la República Argentina, or ATEERA).

Distributors

Each distributor supplies electricity to consumers and operates the related distribution network in a specified geographic area pursuant to a concession. Each concession establishes, among other things, the concession area, the quality of service required, the rates paid by consumers for service and an obligation to satisfy demand. The ENRE monitors compliance by federal distributors, including us, Empresa Distribuidora Sur S.A. (Edesur) and Empresa Distribuidora La Plata S.A. (Edelap), with the provisions of our respective concessions and with the Regulatory Framework Law, and provides a mechanism for public hearings at which complaints against distributors can be heard and resolved. In turn, provincial regulatory agencies monitor compliance by local distributors with their respective concessions and with local regulatory frameworks.

We and Edesur are the largest distribution companies and, together with Edelap, originally comprised SEGBA, which was divided into three distribution companies at the time of its privatization in 1992.

Distributors participate in CAMMESA by appointing two acting and two alternate directors through the Argentine Association of Electric Power Distributors (Asociación de Distribuidoras de Energía Eléctrica de la República Argentina, or ADEERA).

Large users

The wholesale electricity market classifies large users of energy into three categories: Major Large Users (Grandes Usuarios Mayores, or GUMAs), Minor Large Users (Grandes Usuarios Menores, or GUMEs) and Particular Large Users (Grandes Usuarios Particulares, or GUPAs).

Each of these categories of users has different requirements with respect to purchases of their energy demand. For example, GUMAs are required to purchase 50% of their demand through supply contracts and the remainder in the spot market, while GUMEs and GUPAs are required to purchase all of their demand through supply contracts.

Large users participate in CAMMESA by appointing two acting and two alternate directors through the Argentine Association of Electric Power Large Users (Asociación de Grandes Usuarios de Energía Eléctrica de la República Argentina, or AGUEERA).

Traders

Since 1997, traders are authorized to participate in the wholesale electricity market by intermediating block sales of energy. Currently, there are eight authorized traders in the wholesale electricity market, several of which conduct transactions with Comercializadora de Energía del Mercosur S.A. (CEMSA) in the export market.

Spot market

Spot prices

The emergency regulations enacted after the Argentine crisis in 2001 had a significant impact on energy prices. Among the measures implemented pursuant to the emergency regulations were the pesification of prices in the wholesale electricity market, known as the spot market, and the requirement that all spot prices be calculated based on the price of natural gas, even in circumstances were alternative fuel such as diesel is purchased to meet demand due to the lack of supply of natural gas.

Prior to the crisis, energy prices in the spot market were set by CAMMESA, which determined the price charged by generators for energy sold in the spot market of the wholesale electricity market on an hourly basis. The spot price reflected supply and demand in the wholesale electricity market at any given time, which CAMMESA determined using different supply and demand scenarios that dispatched the optimum amount of available supply, taking into account the restrictions of the transmission grid, in such a way as to meet demand requirements while seeking to minimize the production cost and the cost associated with reducing risk of system failure.

The spot price set by CAMMESA compensated generators according to the cost of the last unit to be dispatched for the next unit as measured at the Ezeiza 500 Kv substation, which is the system’s load center and is in close proximity of the City of Buenos Aires. Dispatch order was determined by plant efficiency and the marginal cost of providing energy. In determining the spot price, CAMMESA also would consider the different costs incurred by generators not in the vicinity of Buenos Aires.

In addition to energy payments for actual output at the prevailing spot market prices, generators would receive compensation for capacity placed at the disposal of the spot market, including stand-by capacity, additional stand-by capacity (for system capacity shortages) and ancillary services (such as frequency regulation and voltage control). Capacity payments were originally established and set in U.S. Dollars to allow generators to cover their foreign-denominated costs that were not covered by the spot price. However, in 2002, the Argentine government set capacity payments in reference to the Peso thereby limiting the purpose for which capacity payments were established.

Seasonal Prices

The emergency regulations also made significant changes to the seasonal prices charged to distributors in the wholesale electricity market, including the implementation of a cap (which varies depending on the category of customer) on the cost of electricity charged by CAMMESA to distributors at a price significantly below the spot price charged by generators. These prices have not changed since January 2005.

Prior to implementation of the emergency regulations, seasonal prices were regulated by CAMMESA as follows:

•
prices charged by CAMMESA to distributors changed only twice per year (in summer and winter), with interim quarterly revisions in case of significant changes in the spot price of energy, despite prices charged by generators in the wholesale electricity market fluctuating constantly;

•
prices were determined by CAMMESA based on the average cost of providing one MWh of additional energy (its marginal cost), as well as the costs associated with the failure of the system and several other factors; and

•	CAMMESA would use seasonal database and optimization models in determining the seasonal prices and would consider both anticipated energy supplies and demand as follows:

•	in determining supply, CAMMESA would consider energy supplies provided by generators based on their expected availability, committed imports of electricity and the availability declared by generators;

•	in determining demand, CAMMESA included the requirements of distributors and large users purchasing in the wholesale electricity market as well as committed exports.

Stabilization Fund

The stabilization fund, managed by CAMMESA, absorbs the difference between purchases by distributors at seasonal prices and payments to generators for energy sales at the spot price. When the spot price is lower than the seasonal price, the stabilization fund increases, and when the spot price is higher than the seasonal price, the stabilization fund decreases. The outstanding balance of this fund at any given time reflects the accumulation of differences between the seasonal price and the hourly energy price in the spot market. The stabilization fund is required to maintain a minimum amount to cover payments to generators if prices in the spot market during the quarter exceed the seasonal price.

Billing of all wholesale electricity market transactions is performed monthly through CAMMESA, which acts as the clearing agent for all purchases between participants in the market. Payments are made approximately 40 days after the end of each month.

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. As of December 31, 2007, the stabilization fund deficit totaled Ps. 4,663.6 million. This deficit has been financed by the Argentine government through loans to CAMMESA and with FONINVEMEM funds, but these continue to be insufficient to cover the differences between the spot price and the seasonal price.

Term market

Generators are able to enter into agreements in the term market to supply energy and capacity to distributors and large users. Distributors are able to purchase energy through agreements in the term market instead of purchasing energy in the spot market. Term agreements typically stipulate a price based on the spot price plus a margin. Prices in the term market have at times been lower than the seasonal price that distributors are required to pay in the spot market. However, as a result of the emergency regulations, spot prices in the term market are currently higher than seasonal prices, particularly with respect to residential tariffs, making it unattractive to distributors to purchase energy under term contracts while prices remain at their current levels.

HISTORY AND DEVELOPMENT OF THE COMPANY

We are a public service company incorporated as an Argentine limited liability corporation (sociedad anónima) on July 21, 1992 under the name Empresa Distribuidora Norte Sociedad Anónima. We were incorporated as part of the privatization of the Argentine state-owned electricity utility, Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA). In anticipation of its privatization, SEGBA was divided into three electricity distribution companies, including our company, and four electricity generation companies, and on May 14, 1992, the Argentine Ministry of Economy and Public Works and Utilities approved the public sale of all of our company’s Class A shares, representing 51% of the capital stock of our company.

A group of international investors, which included EDF International S.A. (a wholly owned subsidiary of EDF), presented a bid for our Class A shares through Electricidad Argentina S.A. (EASA), an Argentine company. EASA was awarded the bid and, in August 1992, EASA and the Argentine government entered into a stock purchase agreement relating to the purchase of our Class A shares. In addition, on August 5, 1992, the Argentine government granted our company a concession to distribute electricity on an exclusive basis within our concession area for a period of 95 years. On September 1, 1992, EASA acquired the Class A shares and became our controlling shareholder.

In June 1996, our shareholders approved the change of our company’s name to Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) to more accurately reflect the description of our core business. The amendment to our bylaws related to our name change was approved by the ENRE and registered with the Public Registry of Commerce in 1997.

In 2001, EDF International S.A. (EDFI) acquired, in a series of transactions, all of the shares of EASA held by EASA’s other shareholders, ENDESA Internacional, YPF S.A., which was the surviving company of Astra, and SAUR. As a result, EASA became a wholly owned subsidiary of EDFI. In addition, EDFI purchased all of the Class B shares of our company held by these shareholders, increasing its direct and indirect interest in our company to 90%.

On January 6, 2002, the Argentine congress enacted the Public Emergency Law, which authorized the Argentine government to implement certain measures to overcome the country’s economic crisis. Under the Public Emergency Law, the Argentine government altered the terms of our concession and the concessions of other public utility services by renegotiating tariffs, freezing distribution margins and revoking price adjustment mechanisms, among other measures.

In September 2005, Dolphin Energía and IEASA acquired an indirect controlling stake in our company from EDFI. Dolphin Energía and IEASA were at the time of such acquisition controlled by the principals of Grupo Dolphin, an Argentine advisory and consulting firm that carries out private equity activities. On September 28, 2007, Pampa Holding S.A. acquired all the outstanding capital stock of Dolphin Energía and EASA from the then current shareholders of these companies, in exchange for common stock of Pampa Holding S.A. Pampa Holding S.A., which is managed by Grupo Dolphin’s principals, owns a 50% interest in the company that co-controls the principal electricity transmission company in Argentina, Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (Transener). In addition, Pampa Holding S.A. has controlling stakes in five generation plants located in the Salta, Mendoza, Neuquén and Buenos Aires provinces (Hidroeléctrica Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Loma de la Lata and Central Piedra Buena). See “Item 7. Major Shareholders and Related Party Transactions.”

In April 2007, we completed the initial public offering of our Class B common shares, in the form of shares and American depositary shares, or ADSs. We and certain of our shareholders sold 18,050,097 ADSs, representing 361,001,940 Class B common shares, in an offering in the United States and elsewhere outside Argentina, and our Employee Stock Participation Program sold 81,208,416 Class B common shares in a concurrent offering in Argentina. Our ADSs are listed in The New York Stock Exchange under the symbol “EDN,” and our Class B shares are listed on the Buenos Aires Stock Exchange under the same symbol. We received approximately U.S. $61.4 million in proceeds from the initial public offering, before expenses, which we used to repurchase a part of our outstanding debt. Following the initial public offering, EASA continues to hold 51% of our common shares, and approximately 49% are held by the public. See “Item 7. Major Shareholders and Related Party Transactions.”

BUSINESS OVERVIEW

Our strengths

We believe our main strengths are the following:

•
We are the largest electricity distributor in Argentina. We serve the largest number of electricity customers in Argentina, which at December 31, 2007 amounted to 2,490,064 customers. Our electricity purchases, used to meet customer demand in our service area, accounted for approximately 19.7% of total electricity demand in the country in 2007. As a result of being the largest electricity distributor in Argentina in terms of volume and customers, we have strong bargaining power with respect to many of our operating expenses, including salaries, and benefit from economies of scale. We also actively participate in industry decision-making bodies and are working closely with the Argentine government to address Argentina’s current energy challenges.

•
We distribute electricity to an attractive and diversified client base in a highly developed area of Argentina. We operate on an exclusive basis in the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, which is one of Argentina’s largest industrial and commercial centers. We have a highly concentrated, urban client base characterized by high purchasing power and low delinquency in payments of electricity bills (with an average of less than five days of past due bills outstanding). Our geographically concentrated and urban client base also allows us to operate more efficiently with relatively lower distribution costs. Finally, we have a balanced distribution of clients (residential, commercial, industrial).

•
We have substantial experience in the operation of electricity distribution systems with strong operating performance and efficiency for the characteristics of our concession area. We have substantial experience in the operation of electricity distribution systems and have received multiple ISO certifications on our commercial, technical and administrative processes, including on the quality of our services and safety and environmental standards. We were declared by the ENRE a self-operating business in 1997, which means we are not required to have a strategic operator conduct our business and allows us to act as an operator in other electricity businesses. We believe that our energy losses are low compared to other electricity distribution companies in Latin America. In addition, we have maintained what we believe are optimal levels of operating efficiency, with 997.8 customers per employee and 7,230.6 MWh sold per employee in 2007.

•
We have a well-balanced capital structure. As of December 31, 2007, the total principal amount of our financial debt amounted to U.S. $312.7 million, with an average life of approximately nine years. We have continued to strengthen our capital structure since the 2006 restructuring of our debt, acquiring, as of December 31, 2007, U.S. $79.7 million principal amount of restructuring notes, and refinancing a portion of the restructured debt (U.S. $204.0 million principal amount) with the issuance in October 2007 of U.S. $220 million principal amount of 10.5% senior notes due 2017.

•
We have a stable, committed and seasoned management team. Our management team has not changed significantly since 1992, despite the changes to and from foreign ownership of our company since our privatization. In accordance with our concession, we are operating our electricity distribution business without the assistance of an external technical operator. Our new controlling shareholder has maintained our management team, and added financial expertise primarily for the restructuring of our financial debt. We encourage internal promotion and provide training and other opportunities for our employees to continue to grow with our business.

Our strategy

Our goal is to continue to serve the strong demand in our concession area, while maximizing profitability and shareholder value. We are seeking to realize this goal through the following key business strategies:

•
Complete our tariff renegotiation process. Following the increase in our distribution margins charged to our non-residential customers agreed by the Argentine government in September 2005 and ratified by the executive branch in January 2007, our management is currently focused on completing our integral tariff revision process with the ENRE. Our integral tariff proposal will include, among other factors, a recalculation of the compensation we receive for our distribution services based on a revision of our asset base and rate of return. For this purpose, we will present a post-tax return on our gross asset base, which we estimate was 3.4% in 2007 without taking into account the retroactive portion of the VAD increase, which we believe is still extremely low considering our annual post-tax return before the economic crisis. Our average annual post-tax return on our gross asset base from 1997 through 2001 was 9.6%.

•
Continue to serve our concession area with a high quality of service. We aim to continue serving our clients in accordance with the terms of our concession, distributing electricity within our area meeting or exceeding the required quality standards. We intend to continue to dedicate a significant portion of our capital expenditures to the maintenance, enhancement and expansion of our network to achieve this goal.

•
Undertake a reclassification of our smaller customers by economic activity rather than level of demand to optimize our tariff base. We intend to reclassify our client base based on type of economic activity and purchasing power rather than only on levels of electricity demand. We believe this will allow us to shift clients who currently fall within our lowest tariff categories, to other, more appropriate categories, including professionals and small businesses which, due to their low demand, are currently classified as residential customers, and to charge them accordingly.

•
Focus on increasing our operating efficiency and optimizing our level of energy losses. We are committing significant resources to improving the quality of our technical services and the safety of our public infrastructure to allow us to reduce the amount of fines imposed by Argentine regulatory authorities in the ordinary course of our operations. We intend to build new entry points for our network in Tigre (previously called Escobar), Province of Buenos Aires, and Malaver, City of Buenos Aires, which will significantly improve the quality and reliability of our network. Currently, our objective is to maintain energy losses at an optimum level, taking into account the marginal cost of reducing such losses and the level at which, pursuant to the terms of our concession, we are reimbursed for the cost of such losses.

Our concession

By a concession dated August 5, 1992, the Argentine government granted us the exclusive right to distribute electricity within our concession area for a period of 95 years. Our concession currently expires on August 31, 2087 and can be extended for one additional 10-year period if we request the extension at least 15 months before expiration. The Argentine government may choose, however, to grant us the extension on a non-exclusive basis. The concession period was initially divided into an initial management period of 15 years expiring August 31, 2007, followed by eight 10-year periods. However, the initial management period may be extended at our option, with the ENRE’s approval, for an additional 5-year period from the entry into force of the new tariff structure to be adopted under the integral tariff revision process. We presented a request for such extension in May 2007 and on July 5, 2007, the ENRE, pursuant to ENRE resolution No. 467/2007, agreed to extend the initial management period for an additional five years from the date that the new tariff structure is adopted under the RTI. The remaining 10-year periods will run from the expiration of the extension of the initial management period.

On January 6, 2002, the Argentine congress enacted the Public Emergency Law, which empowered the Argentine government to implement, among other things, monetary, financial and foreign exchange measures to overcome the economic crisis. These measures, combined with the devaluation of the Peso and high rates of inflation, had a severe effect on public utilities in Argentina, including our company. Under the Public Emergency Law, the Argentine government converted public utility tariffs from their original U.S. Dollar values to Pesos at an exchange rate of Ps. 1.00 per U.S. $1.00, froze all regulated distribution margins relating to the provision of public utility services (including electricity distribution services), revoked all price adjustment provisions and inflation indexation mechanisms in public utility concessions (including our concession) and empowered the Executive Branch to conduct a renegotiation of public utility contracts (including our concession) and the tariffs set therein (including our tariffs).

In September 2005 we and the Argentine government entered into an Adjustment Agreement, which was ratified by the Argentine executive branch in January 2007. Because a new Argentine Minister of Economy took office thereafter, we formally re-executed the Adjustment Agreement with the Argentine government on February 13, 2007 under the same terms and conditions originally agreed.

Pursuant to the Adjustment Agreement, the Argentine government granted us an increase of 28% in our distribution margin, which is effective retroactively as of November 1, 2005. The Adjustment Agreement is intended to apply transitionally until we complete the RTI with the ENRE in accordance with the terms of the Adjustment Agreement. See “Item 5. Operating and Financial Review and Prospects —Factors affecting our results of operations—Tariffs.” In addition, because the Adjustment Agreement is effective retroactively as of November 1, 2005, the ENRE applied the CMM retroactively in each of May and November 2006, the dates in each year on which the ENRE is required to apply the CMM. In the May 2006 CMM, the ENRE determined that our distribution cost base increased by 8.032% (compared to the distribution cost base recognized in the Adjustment Agreement), and, accordingly, approved an equivalent increase in our distribution margin effective May 1, 2006. This increase, when compounded with the 28% VAD increase granted under the Adjustment Agreement, results in an overall 38.3% increase in our distribution margins charged to our non-residential customers. In the November 2006 CMM, the ENRE determined that our distribution cost base increased by 4.6% (compared to our distribution cost base as adjusted by the May 2006 CMM), and accordingly, did not approve any further increase in our distribution margins at such time. In May 2007, we requested an 11.31% increase to our distribution margins under the CMM to reflect an increase in our distribution cost base for the period from May 1, 2006 to April 30, 2007, compared to the recognized distribution cost base as adjusted by the May 2006 CMM. In October 2007, the Argentine Secretary of Energy published Resolution No. 1037/2007, which granted us an increase of 9.63% to our distribution margins. However, this increase has not been incorporated into our tariff structure. Instead, the Resolution establishes that the funds that we are required to collect and transfer to the PUREE may be retained by us to cover this May 2007 CMM increase and future CMM increases until the new tariff structure is established pursuant to the RTI contemplated by the Adjustment Agreement. Once the new tariff structure is adopted, we will be required to reimburse the amounts deducted from the PUREE. In November 2007, we began accounting for the retroactive portion of the May 2007 CMM increase for the period from May 1, 2007 to October 31, 2007, which amounted to Ps. 49.6 million.

In November 2007, we requested an additional 7.51% increase to our distribution margins under the CMM to account for fluctuations in the distribution cost base for the period from May 1, 2007 to October 31, 2007, in comparison to the distribution cost base recognized by the CMM in May 2007. In May 2008, we requested an additional 5.24% increase to our distribution margins under the CMM to account for fluctuations in the distribution cost base for the period from November 1, 2007 to April 30, 2008, in comparison to the distribution cost base requested in November 2007. Although we believe that these increases comply with the terms of the CMM, we cannot assure you that the ENRE will grant us these increases in full, or at all, or if granted, that we will be able to bill our customers or otherwise recover these increases from other sources of payment (such as PUREE). As of the date of this annual report, the ENRE has not rendered a decision with respect to either of these requests.

Following are the key provisions of the Adjustment Agreement, which are described elsewhere in this annual report:

•
a cost adjustment mechanism (CMM), pursuant to which our distribution costs are reviewed semiannually (or, under certain circumstances, more often) and adjusted if deemed appropriate by the ENRE to cover increases in our distribution costs;

•
an obligation to make capital expenditures of approximately Ps. 204 million for specified projects in 2006, which we complied with although we were not required to given that the Adjustment Agreement was not ratified in 2006;

•	our obligation to meet specified service quality standards more stringent than the ones originally contemplated in our concession;

•	a restriction on our ability to pay dividends without prior ENRE approval during the period in which we are conducting the RTI;

•
forgiveness of approximately one-third of our accrued and unpaid fines, subject to certain conditions relating to compliance with our capital expenditures obligations and service quality standards, and a 7-year payment plan for the balance, commencing 180 days after the date on which the RTI comes into effect;

•	our obligation to apply a social tariff regime for low-income customers, which regime will be defined in the context of the RTI; and

•	our obligation to extend our network to provide service to certain rural areas.

According to Resolution No. 434/2007 published by the Argentine Secretary of Energy on April 30, 2007, the new tariff structure resulting from the RTI was supposed to take effect on February 1, 2008 and to be implemented in two installments, in February and August 2008. However, the RTI has not yet been completed and although we are currently in discussions with the Argentine government regarding the RTI, we cannot predict when the RTI will be implemented or whether it will be implemented in the manner contemplated by Resolution No. 434/2007.

Geographic Exclusivity

The concession gives us the exclusive right to distribute electricity within the concession area during the term of the concession. Under our concession, neither the national nor the provincial or local governments may grant further concessions to operate electricity distribution services within our concession area. In that respect, we are obligated to satisfy all of the demand for electricity originated in the concession area, maintaining at all times a service quality standard that has been established in the concession. This geographic exclusivity may be terminated in whole or in part by the executive branch if technological changes make it possible for the energy distribution industry to evolve from its present condition as a natural monopoly into a competitive business. However, the Argentine government may only exercise its right to alter or suppress our geographical exclusivity at the end of each management period under our concession, by prior written notice at least six months before the expiration of the then current management period.

We divide our concession area into the following operating territories:

Operating territory	Districts
Morón	Morón, Ituzaingó, Hurlingham, Merlo, Marcos Paz, Las Heras and La Matanza
Norte	Ciudad de Buenos Aires, San Martín and Tres de Febrero
Olivos	Vicente López, San Isidro, San Fernando, Tigre and Escobar
Pilar	Moreno, Gral, Rodríguez, Pilar, Malvinas Argentinas, J.C. Paz and San Miguel

The table below sets forth certain information relating to our operating territories as of and for the period ended December 31, 2007:

Operating territory	Area (km2)	Customers (in thousands)		% of Sales
Morón	1,761	806.0	32.4%	27.1%
Norte	164	779.3	31.3%	28.7%
Olivos	1,624	458.6	18.4%	23.4%
Pilar	1,088	446.1	17.9%	20.8%
Total	4,637	2,490.0	100%	100%

According to INDEC, the Pilar area experienced the highest population growth rate of the Buenos Aires metropolitan region between 1991 and 2001, growing by 56.6% from approximately 149,070 people in 1991 to approximately 233,508 people in 2001. Today, some of the most affluent neighborhoods and upscale commercial centers and businesses are located in the Pilar area.

Our obligations

We are obligated to supply electricity upon request by the owner or occupant of any premises in our concession area. We are entitled to charge for the electricity supplied at rates that are established by tariffs set with the prior approval of the ENRE under applicable regulations. Pursuant to our concession, we must also meet specified service quality standards relating to:

•	the time required to connect new users;

•	voltage fluctuations;

•	interruptions or reductions in service; and

•	the supply of electricity for public lighting and to certain municipalities.

Our concession requires us to make the necessary investments to establish and maintain quality of service standards and to comply with stringent minimum public safety standards as specified in our concession. We are also required to furnish the ENRE with all information requested by it and must obtain the ENRE’s prior consent for the disposition of assets that are assigned to the provision of our electricity distribution services. The ENRE also requires us to compile and submit various types of reports regarding the quality of our service and other technical and commercial data, which we must periodically report to the ENRE.

Under our concession, we may also be required to continue rendering services after the termination of the concession term upon the request of the Argentine government, but for a period not to exceed 12 months.

We are obligated to allow certain third parties (other agents and large users) to access any available transportation capacity within our distribution system upon payment of a wheeling fee. Consequently, Edenor must render the distribution service on an uninterrupted basis to satisfy any reasonable demand. We are prohibited from engaging in practices that limit competition or result in monopolistic abuses.

In addition, the Adjustment Agreement requires us and our shareholders and former shareholders to suspend all claims and legal proceedings (including arbitration actions) in administrative, state or federal courts located in Argentina or abroad, that are related to measures adopted since the Public Emergency Law was enacted. After the completion of the RTI, we and our shareholders and former shareholders must completely waive and desist from all of the above mentioned claims and legal proceedings. If our shareholders or former shareholders do not desist from these claims, the Argentine government will have the right to foreclose its pledge over our Class A shares and sell these shares to a third party buyer. If the company or any shareholder or former shareholder re-establishes or initiates a new claim, we must hold harmless the Argentine government in respect of amounts it is required to pay pursuant to such claims. EDFI and EASA have suspended all such claims against the Argentine government as part of the Adjustment Agreement and, in connection with its sale of its controlling stake in Edenor, EDFI has agreed to withdraw its claims against the Argentine government before the ICSID at the request of Dolphin Energía S.A.

In accordance with our concession, our controlling shareholder, EASA, has pledged its 51% stake in our company to the Argentine government to secure obligations under the concession. The Adjustment Agreement requires the pledge to be extended to secure our obligations under this agreement.

Quality standards

Pursuant to the concession, we are required to meet specified quality standards with respect to the quality of the product (electricity) and the delivery of the product. The quality standards relating to the product quality refer to the electricity’s voltage levels. A disturbance occurs when there is a change in the voltage level. The concession requires that the voltage level that we deliver must be 3x380/220 V; 13.2 kV; 33kV; 132 kV; 220 kV. The concession provides that disturbances in the voltage level may not exceed the following (in accordance with international standards):

High voltage	-5.0% to +5.0%
Overhead network (medium or low voltage)	-8.0% to +8.0%
Buried network (medium or low voltage)	-5.0% to +5.0%
Rural	-10.0% to +10.0%

A fine is imposed under the concession for disturbances that exceed the above-mentioned limits for 3.0% or more of the total amount of time that electricity is provided. The amount of the fine depends on the magnitude of the disturbance. As the disturbance’s percentage increases (or decreases) from the contracted tension level, the rate of the fine per kWh increases. These fines are credited to the affected user’s next bill.

The standards for delivery of the product set forth in the concession refer to the frequency and duration of the interruptions. The following table sets forth the standards set forth in the concession with respect to the frequency and duration of interruptions per customer during the current management period:

Category of user	Frequency of interruptions (maximum number of interruptions per semester)	Duration of interruption (maximum amount of time per interruption)(1)
High voltage	3	2 hours
Medium voltage	4	3 hours
Low voltage: (small and medium demand)	6	10 hours
Large demand	6	6 hours
_______________________
(1) Interruptions of less than three minutes are not recorded.

These standards may be subject to change during subsequent management periods and/or pursuant to the outcome of the RTI.

In addition, pursuant to the Adjustment Agreement, we have agreed to comply with a medium delivery standard that reflects our actual average delivery standards during the period from 2001 through 2003. This medium delivery standard requires us to comply with a maximum number of interruptions per semester, on average, of 2.761 and a maximum duration of interruption, on average, of 5.386 hours. If we do not meet the delivery standards required by our concession, as set forth in the table above, but are otherwise in compliance with the medium delivery standard under the Adjustment Agreement, we may withhold payment of any fines that may be imposed under our concession for this failure and use this amount of unpaid fines for our capital expenditures. If we fail to comply with this measure, we will be required to pay the fines.

Pursuant to our concession, the ENRE may fine us if one of our customers suffers more than the maximum number of interruptions specified for its category (excluding interruptions of less than 3 minutes) or suffers interruptions for a longer time than the time specified for its category. We pay these fines by granting credits to the affected customers in their electricity bills. Fines are calculated at a rate per kWh that varies depending on the particular tariff or price schedule that is applicable to the user. Following the privatization of our company in 1992, we have been able to improve our quality of service from an average of 22 hours of interruptions per customer and 13 interruptions per customer in 1992 to an average of 7.33 hours of interruptions per customer and 4.98 interruptions per customer in 2000, the last full year prior to the Argentine crisis.

The following table sets forth the frequency and duration of interruptions of our service in the periods indicated:

	Year ended December 31,
	2007	2006	2005	2004	2003
Average frequency of interruptions	2.78	2.81	3.38	2.63	3.19
Average duration of interruption (in hours)	6.59	5.01	5.10	4.31	4.70

Additionally, in order to satisfy quality standards, we must meet certain operating requirements relating to commercial service, including maintenance of the distribution network so as to minimize failures and to maximize the useful life of fixed assets and billings on actual meter readings to generate customer bills. We may bill customers using estimates in cases of force majeure, but we may not send a customer more than two successive estimated bills, if billed bimonthly, or, in other cases, more than three successive estimated bills. Furthermore, estimated bills cannot exceed 8% of total billings in each category of customers.

Fines and penalties

Pursuant to our concession, the ENRE may impose various fines and penalties on us if we fail to comply with our obligations under the concession, including our failure to meet any of the quality and delivery standards described above. Because we are required to pay for the fines imposed for violations of our quality or delivery standards by granting credits to our customers, we operate since 1996 a central information system that allows us to credit fines directly to our customers who are affected by these quality or delivery deficiencies.

The ENRE may also fine us for any of our network installations that it considers may pose a safety or security hazard in public spaces, including streets and sidewalks. In addition, the ENRE may fine us for inconsistency in technical information required to be furnished to the ENRE.

Fines and penalties for violations of public safety and reporting violations are deposited in the Reserva de Fondos de Terceros del ENRE (a Third Party Reserve Fund of the ENRE) in an account in the Banco Nación. Payments accrue in that account until the account reaches Ps. 3 million and then, with the ENRE’s authorization, the amount is proportionally distributed among our customers.

When we entered into the Adjustment Agreement in September 2005, the ENRE granted us a payment plan in respect of approximately Ps. 116 million of our accrued fines and penalties and agreed, subject to the condition that we meet the quality standards and capital expenditure requirements specified in the Adjustment Agreement, to forgive approximately Ps. 58 million of our accrued fines and penalties. Because the Adjustment Agreement was not ratified until January 2007, we have recalculated the amounts of accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement as well as the amounts subject to forgiveness. In addition, we were also required to make an adjustment as of December 31, 2006, totaling Ps. 47.0 million to the accrued fines and penalties under the payment plan in order to reflect the increase to our VAD pursuant to the Adjustment Agreement, and we will be required to make further adjustments to our payment plan to reflect the impact of future increases in our distribution margins, including the CMM adjustments. In October 2007, we recorded an adjustment of Ps.18.1 million to reflect the CMM adjustment for the period May 2006 - April 2007. We estimate that the ENRE will forgive approximately Ps. 71.4 million of our accrued fines and penalties upon the completion of the RTI, and that we will be required to pay approximately Ps. 210.0 million in accordance with the payment plan provided for in the Adjustment Agreement. This payment plan allows us to repay these fines and penalties in fourteen semiannual installments commencing after a 180-day grace period from the date the RTI comes into effect.

In 2007, the fines and penalties imposed on us by the ENRE amounted to Ps. 23.9 million, which represented 1.2% of our energy sales. As of December 31, 2007 our accrued fines and penalties imposed by the ENRE amounted to Ps. 281.4 million.

The following table shows, in thousands of Pesos, the adjustments to our accruals for potential ENRE fines and penalties for the periods specified:

	Year ended December 31,
	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Accruals at beginning of year	241,079	169,650	99,277	63,422	49,022	18,955	13,642	17,437	11,038	8,550
Plus: Charged to Results for period	23,940	25,200	72,736	36,000	14,643	31,661	16,384	13,640	14,754	5,940
Quality of Technical Service	6,950	10,390	4,860	4,710	3,241	5,639	5,184	4,002	4,876	—
Quality of Technical Product	910	590	1,110	6,900	6,541	5,533	2,863	2,880	1,832	—
Quality of Commercial Service	1,080	1,210	60	1,170	504	1,504	1,704	874	599	—
Public Safety	10,290	6,730	25,430	10,850	2,041	4,940	4,219	6,276	2,705	—
Transport Technical Function	230	410	20	183	204	204	85	304	311	—
Reporting Violations	4,400	5,630	33,730	12,187	1,704	4,891	1,874	(220)	2,235	—
Others	80	240	7,526	—	408	8,950	455	(477)	2,196	5,940
Less: Paid during period:
Quality of Technical Service	27	8	1,644	5	6	918	3,294	5,572	5,574	484
Quality of Technical Product	6	1	(4)	(55)	4	1	2,303	4,179	963	89
Quality of Commercial Service	1,494	373	112	136	103	314	1,443	1,001	486	2,154
Public Safety	4	—	—	—	3	14	2,086	6,119	1,209	202
Transport Technical Function	139	349	40	—	126	347	168	470	123	523
Others	38	12	572	60	1	—	1,777	94	—	—
Total paid during period	1,708	743	2,364	146	243	1,594	11,071	17,435	8,355	3,452
Plus: Adjustment to fines and penalties pursuant to the ratification of the Adjustment Agreement	18,084	46,972	—	—	—	—	—	—	—	—
Accruals at year-end	281,395	241,079	169,650	99,277	63,422	49,022	18,955	13,642	17,437	11,038
______________________
Note: The facts or events that generated the amounts charged in each period may have occurred in prior periods and not necessarily in the period in which the charge is made.

Foreclosure of pledge over our Class A shares or revocation of our concession

The Argentine government may foreclose its pledge over our Class A shares and sell them in an public bidding process if any of the following occur:

•	we incur penalties in excess of 20% of our gross energy sales, net of taxes (which corresponds to our energy sales) in any given year;

•	our controlling shareholder, EASA, fails to obtain the ENRE’s approval in connection with the disposition of our Class A shares;

•	material and repeated breaches of our concession that are not remedied upon request of the ENRE;

•	EASA creates any lien or encumbrances on our Class A shares (other than the pledge to the Argentine government);

•	EASA or Edenor obstruct the sale of the Class A shares at the end of any management period under our concession;

•	our shareholders amend our articles of incorporation or voting rights in a way that modifies the voting rights of the Class A shares without the ENRE’s approval; or

•	our shareholders or former shareholders fail to desist from any ICSID claims against the Argentine government following completion of the RTI and the approval of a new tariff regime.

Upon the occurrence of any of these events, the Argentine government will have the right to foreclose its pledge over our Class A shares and exercise the voting rights of the Class A shares until the transfer of such shares to a new purchaser occurs, at which time EASA will receive the proceeds of such transfer, net of a specified penalty payable to the Argentine government.

In addition, under our concession, the Argentine government has the right to revoke our concession if we enter into bankruptcy and the government decides that we shall not continue rendering services, in which case all of our assets will be transferred to a new state- owned company that will be sold in an international public bidding process. At the conclusion of this bidding process, the purchase price will be delivered to the bankruptcy court in favor of our creditors, net of any debt owed by us to the Argentine government. Any residual proceeds will be distributed among our shareholders.

Periodic bidding for control of Edenor

Before the end of each management period under our concession, the ENRE will arrange for an international public bidding procedure to be conducted for the sale of 51% of our capital stock and voting rights in similar conditions to those under which EASA acquired its stake. EASA will be entitled to participate in the bid. The person or group offering the highest price will acquire the stock and will pay the offered price to EASA. If EASA is the highest bidder or if EASA’s bid equals the highest bid, it will retain 51% of our stock, but no funds need to be paid to the Argentine government and EASA will have no further obligation with respect to its bid. There is no restriction as to the amount EASA may bid. In the event EASA fails to submit a bid or its bid is lower than the highest bid, the Class A shares will be transferred to the highest bidder and the price paid by the purchaser (except for any amounts owed to the Argentine government) will be delivered to EASA.

The first management period was set to expire August 31, 2007. We presented a request for a five-year extension of the initial management period in May 2007 and on July 5, 2007, the ENRE, pursuant to the ENRE resolution No. 467/2007, agreed to extend the initial management period for an additional five years from the date that the new tariff structure is adopted under the RTI. The remaining 10-year periods will run from the expiration of the extension of the initial management period.

Default of the Argentine government

If the Argentine government breaches its obligations in such a way that we cannot comply with our obligation under the concession or in such a way that the distribution service is materially affected, we can request the termination of the concession, after giving the Argentine government 90 days’ prior notice. Upon termination of the concession, all our assets used to provide electricity service would be transferred to a new state-owned company to be created by the Argentine government, whose shares would be sold in an international public bidding procedure. The amount obtained in such bidding would be paid to us, net of the payment of any debt owed by us to the Argentine government, plus compensation established as a percentage of the bidding price, ranging from 10% to 30% depending on the management period in which the sale occurs.

Our network

As of December 31, 2007, the system through which we supply electricity was composed of 67 Sub-Stations of high/high voltage, high/high/medium voltage, high/medium voltage, representing 12,994 MVA of transformer capacity and 1,338 kilometers of high-voltage power lines 220 kV and 132 kV. The distribution system of medium/low voltage was comprised of 14,054 transformers of medium/low voltage, representing 5,136 MVA of transformer capacity, 8,806 kilometers of medium-voltage power lines 33 and 13.2 kV and 23,910 kilometers of low-voltage power lines 380 V.

The following table provides certain information concerning our transmission and distribution system as of the dates presented:

	At December 31,
	2007	2006	2005
Kilometers of transmission lines
High voltage	1,338	1,310	1,232
Medium voltage	8,806	8,719	8,548
Low voltage	23,910	23,753	23,512
Total	34,054	33,782	33,292
Transformer capacity (MVA)
High voltage/high voltage	7,128	7,128	7,128
High voltage/medium voltage	5,866	5,746	5,666
Medium voltage/low voltage and medium voltage/medium voltage	5,136	4,950	4,621
Total	18,130	17,824	17,415

Access is provided from points of connection with the national interconnection grid, (500 kV-220 kV Rodríguez, 220 kV Ezeiza) and from the local Puerto and Costanera power plants. The transmission and subtransmisson system of the Company (“HV System”) is composed of the 220kV and 132kV head Sub-Stations: Casanova, Matanza, Ramos Mejía, Morón, Agronomía, Puerto Nuevo, Nuevo Puerto, Malaver, Colegiales, Edison, Matheu, Talar and Zappalorto.

This HV System, together with the Edesur and Edelap systems, forms the Greater Buenos Aires (GBA) system. The GBA system is operated by the Sociedad Anónima Centro de Movimiento de Energía (SACME), of which Edenor and Edesur own 50% of the shares. SACME is responsible for the management of regional high-voltage distribution in the greater Buenos Aires metropolitan area, coordinating, controlling and supervising the operation of the generation, transmission and sub-transmission network in the City of Buenos Aires and the greater Buenos Aires metropolitan areas, including coordination with Sistema Interconectado Nacional (the National Network System or NIS) in the Edenor and Edesur concession areas. SACME also represents its shareholders in the control of distribution for those concession areas.

We distribute energy from the sub-stations of high/medium voltage through the primary 13.2kV and 33kV system to a secondary 380/220 V low-voltage system. Our distribution network, consisting of several transformers, power lines and substations, distributes the electricity to final users with varied voltages depending on the requirements of end users. Certain customers, however, are supplied with power at significantly higher voltages.

We are currently working with the Argentine government and Edesur to implement two new projects for the construction of new entry points for our network “Oscar Smith” (previously called “Norte”) and “Puerto Nuevo-Malaver-Costanera”. These new entry points would significantly improve the quality and reliability of our network. On April 4, 2008, we entered into an agreement with the Minsterio de Planificación Federal, Inversión Pública y Servicios (the Ministry of Federal Planning, Public Investment and Services) to build a new 500/220 kV transformer station at the Partido de Tigre. This new transformer station will serve to connect our network with the Sistema Argentino de Interconexión (Argentine Interconnection System or SADI). We believe that this new entry point will allow us to meet the increasing energy demands in the medium and long term throughout our concession area. See “Item 5. Operating and Financial Review and Prospects—Factors affecting our results of operations—Demand—Capacity demand.”

Systems

In 2006, we launched a phased plan to update critical systems and components, which was completed in 2007. In particular, we completed the following projects:

•	A complete upgrade of our information systems to a new generation of equipment with new versions of Windows and MS Office;

•	The first step of the Nexus-Scada project, which allowed us to connect all of our substations to a supervisory control and data acquisition system;

•	The first step of the implementation of the NEXUS-GIS system, which permits the association of cartographic information with information on our database;

•
An upgrade of our SAP system to the new MySAP ERP 6.0 version, with the implementation of the PS (Control de Proyectos, or Project Control), BW (Business Warehouse) and TRE (Tesoreria Extendida, or Extended Treasury), as well as the redefinition of some of our existing processes to obtain better standards and solutions;

•	Changes within our billing system, which allow us to bill T1 customers for new businesses;

•	The transition to XNet servers, which allow us to improve the performance and security of our internet, intranet and electronic mail applications; and

•	The implementation of the new Loyal-DMS system, which covers all of the standards of our company, and the new Loyal-QMS system, which registers all incidents related with our Quality System;

We intend to continue to enhance the quality and effectiveness of our systems and components during 2008, including through the following projects:

•	The second step of the Nexus-Scada project, which includes the integration of the Scada systems with the DMS and allow the registration of AT/MT operations or processes in real time;

•	The second step of the implementation of the NEXUS-GIS system, which includes the Call Center, Outage Management System (OMS), Quality Service and Quality Product, and interfaces with SCADA-DMS;

•	The installation of a new institutional Web Page, including a new intranet developed with a new generation of technology; and

•	A complete overhaul of our commercial systems, which we expect will be launched in 2008 and be completed by 2010.

Customers

The following graph shows the evolution of our customer base through December 31, 2007:

As of December 31, 2007, we served 2,490,064 customers. We define a “customer” as one meter.
We classify our customers pursuant to the following tariff categories:

•	Residential (T1-R1 and T1-R2): residential customers whose peak capacity demand is less than 10kW. In 2007, this category accounted for approximately 40% of electricity sales.

•	Small commercial (T1-G1 and T1-G2): commercial customers whose peak capacity demand is less than 10kW. In 2007, this category accounted for approximately 8% of electricity sales.

•	Medium commercial (T2): customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW. In 2007, this category accounted for approximately 9% of electricity sales.

•
Industrial (T3): industrial customers whose peak capacity demand is equal to or greater than 50kW. This category is applied to high-demand customers according to the voltage at which each customer is connected. The voltage ranges included in this category are the following: (i) Low Voltage (LV): voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV. In 2007, this category accounted for approximately 20% of our electricity sales. This category does not include customers who purchase their electricity requirements directly through the wholesale electricity market under the wheeling system.

•
Wheeling System: large users who purchase their electricity requirements directly from generation or broker companies through the wholesale electricity market. These tariffs follow the same structure as those applied under the Industrial category described above. As of December 31, 2007, the total number of such large users was 569, and in 2007 this category represented approximately 17% of our electricity sales.

•
Others: public lighting (T1-PL) and shantytown customers whose peak capacity demand is less than 10kW. In 2007, this category accounted for approximately 5% of electricity sales. See “—Framework agreement (Shantytowns).”

We try to maintain an accurate categorization of our customers in order to charge the appropriate tariff to each of our customers. In particular, we focus on our residential tariff categorizations to both minimize the number of commercial and industrial customers who are classified as residential customers and identify residential customers whose peak capacity demand exceeds 10kW and therefore do not qualify as residential users.

We rely on the following measures to detect incorrectly categorized customers:

•	reporting by our employees tasked with reading meters to identify observed commercial activities which are being performed by residential customers,

•	conducting internet surveys to identify advertisements for commercial services (such as medical or other professional services) that are linked to a residential customer’s address, and

•	analyzing customer demand to determine whether we should further evaluate the peak capacity demand of a given customer whose use might exceed 10kW.

Reading, billing and collecting

We bill our customers based on their category of service. Residential and small commercial customers are billed a fixed charge payable bimonthly and a variable charge based on each unit of energy consumed. The price of these charges, in turn, is determined based on the bimonthly consumption registered by each customer, which is divided into subcategories for each of our residential and small commercial customers as follows:

Residential (Tariff 1-R):

•	Tariff 1-R1: bimonthly energy demand less than or equal to 300 kWh

•	Tariff 1-R2: bimonthly energy demand greater than 300 kWh

Small commercial (Tariff 1-G):

•	Tariff 1-G1: bimonthly energy demand less than or equal to 1600 kWh

•	Tariff 1-G2: bimonthly energy demand greater than 1600 kWh but less than or equal to 4000 kWh

•	Tariff 1-G3: bimonthly energy demand greater than 4000 kWh

Medium commercial customers (Tariff T2) are billed a fixed charge based on a fixed amount of capacity that is payable monthly and a variable charge based on each unit of energy consumed.

Industrial customers (Tariff T3) are billed two monthly fixed charges based on capacity during peak hours and non-peak hours and three variable charges for each unit of energy consumed, which charges vary based on whether the unit was consumed during peak hours (from 6 p.m. to 11 p.m.), valley hours (horas de valle, from 11 p.m. to 5 a.m.) or during the remaining hours of the day (from 5 a.m. to 6 p.m.).

Public lighting customers are billed a monthly variable energy charge based on each unit of energy consumed.

The table below shows the number of our customers per category at the dates indicated.

	At December 31,
	2007	2006	2005	2004
Residential	2,162,586	2,118,447	2,084,713	2,038,874
Small commercial	292,617	293,162	287,567	283,673
Medium commercial	28,676	27,414	26,157	25,064
Industrial	5,217	5,067	4,615	4,765
Wheeling system	569	507	704	384
Other*	399	392	385	368
Total	2,490,064	2,444,989	2,404,141	2,352,211
______________________
*	Represents public lighting and shantytown customers.

Since 1995, we have maintained two billing systems: one for small- and medium-demand customers and other for large users. Both permit the integration of the reading, billing, collection processes and the tracing of the delinquent balances of customers included in those demand categories.

All of the meters are read with portable meter-reading terminals, either with manual access or optical reading (in the case of electronic meters for medium commercial and industrial customers). The systems validate the readings, and any inconsistent reading is checked in the field. Estimates of customer usage are no longer used as a result of this new billing system. Once the invoices are printed, they are distributed by independent contractors in each operating area, subject to strict controls.

More than 70% of the bills are paid through banking institutions, automatic credit via card debit or in stores, including supermarkets and pharmacies. Customers pay the remainder at any of our 28 commercial offices. In summary, automation of these processes has led to high quality billing, reducing the billing cycle from 87 days to less than 54 days over the last few years. In addition, we use various incentive plans to increase payment of outstanding bills by our customers.

Slow-Paying Accounts and Past Due Receivables

When we assumed the operation of the distribution system from SEGBA in September 1992, many residential electricity meters had not been read for months, individual customer account information was unreliable or nonexistent, and billing and collection systems and procedures required substantial improvement. The state of these customer records made it difficult to determine how much electricity individual customers had used and whether they were delinquent in paying for the service. As a result, one of our primary objectives since 1992 has been to address and minimize slow-paying accounts and past due receivables.

Many procedures were established to reduce delinquency and make collection possible. Our Commercial Department oversees the strict observance of such procedures.

Municipalities’ accounts form a significant number of our arrears accounts. The methods of collection on such arrears vary for each municipality. One method of collection is to withhold from the municipalities certain taxes collected by us from the public on behalf of the municipalities and using such taxes to offset any past due amounts owed to us by such municipalities. Another method of collection is entering into refinancing agreements with the municipalities. These procedures allowed reducing significantly the number of arrears accounts.

The following graph shows our delinquent balances as of December 31 of each year:

We also supply energy to low-income areas pursuant to the framework agreement with the Argentine government and the Province of Buenos Aires for which certain payments are still owed to us. See “—Framework agreement (Shantytowns).”

Energy losses

Energy losses are equivalent to the difference between energy purchased and energy sold and may be classified as technical and non-technical losses. Technical losses represent the energy that is lost during transmission and distribution within the network as a consequence of natural heating of the conductors which transmit the electricity from the generating plants to the customers. These losses typically increase in proportion to the amount of energy volume distributed (as has been the case for us in recent years). Technical losses are normal for any energy distributor and cannot be completely eliminated but can be reduced by improvements in the network. We believe that the level of technical losses is approximately 7% in countries with distribution networks similar to ours. Non-technical losses represent the remainder of our energy losses and are primarily due to illegal use of our services and administrative and technical errors.

Energy losses require us to purchase additional energy to satisfy apparent demand, thereby increasing costs. Furthermore, illegally tied-in customers typically register abnormally high levels of electricity consumption. We are unable to recover from customers the cost of electricity purchased beyond the loss factor established as 10% (on average) pursuant to our concession. The reduction of energy losses therefore reduces the amount of energy that we have to purchase to satisfy apparent demand but cannot invoice, and increases the amount of electricity actually sold.

At the time of privatization of the electricity sector in 1992, our total energy losses were approximately 30%. At that time, our non-technical losses were estimated at 21%, with over half of that amount due to fraud and illegal use of our service. In response to the high level of losses, we implemented a loss reduction plan in 1992 which emphasized accurate measurement of energy consumption through periodic inspections, updating of client lists and tariff categories, reduction of electric power theft, reduction of illegal direct connections, provision of services to shantytowns and reduction of technical losses.

In the year 2000, our losses were close to the 10% target rate established in our concession and recognized in tariffs. However, as a result of the economic, political and social crisis that erupted in 2001, the level of energy losses began to escalate again due to increased poverty levels and payment delinquency. Fraud control by Edenor workers was often impeded due to the increased aggression from customers during monitoring visits. Such incidents have decreased since 2004, however, due to improved socioeconomic conditions and the efforts of our management. Due to the inefficiencies associated with reducing our energy losses below the level at which we are reimbursed pursuant to our concession, we currently do not intend to significantly lower our level of losses.

At present, our goal is to maintain our energy losses at an optimal level, taking into account the cost of reducing such losses and the level at which we are reimbursed for the cost of these losses under our concession. Our procedures for maintaining an optimal level of losses are focused on improving collections to ensure that customers pay for all the energy that they consume and making investments in our network to control technical losses. To reduce the theft of electricity we have implemented vigilance and special technologies, such as much higher networks that cannot be reached using normal ladders, shields close to the electricity posts, concentric cables, shielded meters and suspension of electricity service, among other remedies. We are experimenting with other programs including teaching low-income customers how to ration their consumption, providing low-income customers with the option of paying in installments and the installation of 4,000 prepaid meters. We also plan to encourage, through subsidies, the installation of special low-energy lamps. A final decision with respect to the implementation of these energy sales measures on a large scale is currently under evaluation by the ENRE.

The following table illustrates our estimation of the approximate breakdown between technical and non-technical energy losses experienced in our concession area in the last ten years.

	Year ended December 31,
	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Technical losses	9.6%	8.6%	8.3%	8.1%	8.0%	7.8%	7.5%	7.3%	8.0%	7.9%
Non-technical losses	2.0%	2.5%	2.7%	3.4%	4.7%	4.5%	3.6%	2.7%	2.2%	2.7%
Total losses	11.6%	11.1%	11.0%	11.5%	12.7%	12.3%	11.1%	10.0%	10.1%	10.6%

Framework agreement (Shantytowns)

In January 1994, we and Edesur entered into the framework agreement with the Argentine government and the Province of Buenos Aires to regulate our supply to low-income areas and shantytowns. Pursuant to the framework agreement, we agreed to supply electricity and, if feasible, install individual meters within each shantytown. However, given the lack of adequate space or streets between shantytown homes, in many instances we were only able to install a single meter at the boundary of each shantytown to measure its collective consumption. Under the terms of the framework agreement, we were entitled to receive compensation from (a) the municipality in which the shantytowns were located, (b) a federal fund, first, for any non-payment in respect of the electricity supplied to the shantytowns and, second, for losses up to Ps. 20 million incurred prior to the signing of the framework agreement, and (c) a provincial fund for capital expenditures made to regularize the shantytown energy supply.

In October 2003, we, together with Edesur and Edelap, signed a new framework agreement with the Argentine government and the Province of Buenos Aires, which was applicable retroactively as of September 2002 and was to expire on the earlier of December 31, 2006 or the full regularization of electricity supply to the shantytowns. Under the framework agreement, we are compensated for the service we provide to shantytowns by a commission formed in each shantytown that collects funds from residents of the shantytown. In addition, we are compensated separately by the municipality in which each shantytown is located, and, if there is any payment shortfall, by a special fund to which the Argentine government contributes an amount equal to 21%, and the Province of Buenos Aires 15.5%, of the compensation, net of taxes, paid by those customers with payment problems and meter irregularities who are regularized under the framework agreement. Under the framework agreement, we may also suspend service to regularized clients for lack of payment. We are currently negotiating with the federal and provincial governments either an extension of this agreement, which expired on December 31, 2006, or, if we cannot extend this agreement, a new framework agreement with the Province of Buenos Aires and the Argentine government under substantially the same terms of the framework agreement.  We continue to supply electricity to low-income areas and shantytowns. Given the absence of a framework agreement for payment of this service, we are currently accruing provisions in our financial statements for the full amount of the related receivable.

In October 2006, we and the Province of Buenos Aires entered into a payment plan agreement with respect to amounts owed to us by the Province of Buenos Aires under the framework agreement with respect to periods prior to 2007. Pursuant to the payment plan agreement, we are required to submit a statement of claims owed to us for the service we provided in low-income and shantytown areas between September 2002 and June 2006. The Province of Buenos Aires will verify these claims in accordance with the terms of the framework agreement and, once verified, pay these claims in 18 equal consecutive monthly installments. Furthermore, as part of the payment plan agreement, the Province of Buenos Aires agreed to pay the first six installments of our claims, irrespective of whether verification of such claims had taken place, and to pay any amounts corresponding with the services we provided to low-income areas and shantytowns during the second half of 2006. We agreed to waive our right to interest accrued on outstanding amounts owed to us under the framework agreement, provided the Province of Buenos Aires complies with its obligations under the payment plan. As of December 31, 2007, the Government of the Province of Buenos Aires had paid Ps. 18.6 of the total amount due under this agreement. On April 3, 2008, we received another payment of Ps. 4.5 million from the Government of the Province of Buenos Aires.

As of December 31, 2007, our receivables for amounts accrued, but not yet paid for the supply of energy to shantytowns under the framework agreement (which was in effect up to December 31, 2006) amounted to Ps. 17.9 million, compared with Ps. 45.6 million at December 31, 2006.

Insurance

As of December 31, 2007, we are insured for loss or damage to property, including damage due to floods, fires and earthquakes covering amounts up to U.S. $417.5 million, with the following deductibles:

•	sub-stations, with a deductible of U.S. $75,000.

•	commercial offices, with a deductible of U.S. $1,500 for each office.

•	deposits and other properties (including underground cells and real property (non electricity distribution related)), with a deductible of U.S. $10,000.

•	terrorist acts up to U.S. $10 million, with a deductible of U.S. $50,000.

We maintain customary directors’ and officers’ liability insurance, a civil liability insurance with a deductible (covering damages to third parties), workmen’s compensation, automobile, life and theft/burglary insurance policies subject to customary deductibles and limitations. Mandatory life insurance is maintained in accordance with Argentine law. Although we do not have business interruption insurance, we consider our insurance coverage to be adequate and in accordance with the standards prevailing for the industry. See “Item 3. Key Information. Risk Factors—Risks Relating to Our Business—Our insurance may not be sufficient to cover certain losses.”

Environmental management

In Argentina, the provinces and the government of the City of Buenos Aires are entitled to legislate on natural resources and environmental protection issues. The 1994 Constitution reaffirms this principle, assigning to the Argentine federal government the establishment of broad environmental guidelines and to the provinces the duty to implement the necessary legislation to attain national environmental goals. The environmental policy for the electricity market is formulated by the Secretary of Energy and implemented by the ENRE. Areas regulated by the ENRE include the tolerance level for electromagnetic fields, radio interference, voltage of contact and pass, liquid spills, disposal and handling of solid wastes, noise and vibration admissible levels and use, and the transport on and storage of toxic substances, including polychlorinated biphenil (PCB), a viscous substance which was historically used to lubricate electrical transformers. The Argentine Environmental Law requires that we eliminate the PCB in our transformers before the end of 2010. We currently plan to achieve this goal by the end of 2008.

As part of our investment plan, we made important improvements to our network and implemented environmental tests to evaluate the impact of these improvements on the environment and the surrounding areas. We are currently engaged, together with environmental governmental entities, in the application of procedures to decontaminate mineral oils. We are required to apply for licenses from the ENRE for all our business activities, including those related to the environment. We believe that we are in compliance in all material respects with all applicable environmental standards, rules and regulations established by the ENRE, the Secretary of Energy and federal, provincial and municipal authorities. We have implemented environmental variables testing programs to evaluate environmental variances and to take corrective actions when necessary. In addition, we have in place an environmental emergency plan to reduce potential adverse consequences if an environment accident should occur. Finally, as part of our environmental actions, we improved the program of rational uses of energy in our buildings and in our customer equipment.

On October 19, 1999, the Instituto Argentino de Normalización (the Argentine Institute of Normalization) certified that we have an Environmental Management System that is in accordance with the requirements of the standards set by the International Standardization Organization (ISO) as specified in its release, ISO 14001, which relates specifically to environmental management systems. This certification is reaffirmed on an annual basis, most recently as of November 2007.

New businesses

In March 2007, we entered into two new business agreements with Comunicaciones y Consumos S.A. (CYCSA) and Préstamos y Servicios S.A. (PYSSA) in order to provide voice and data transmission services using power line communication technology microcredit and insurance products to our customers.

Pursuant to the terms of the agreement with PYSSA, an Argentine financial services company controlled by Grupo ST S.A., we granted PYSSA the exclusive right to conduct direct marketing services and marketing through the use of our facilities. In addition, we agreed to include in our bills, as a new item, the charges corresponding to this service and collecting them through our bills. As part of this agreement, we authorized PYSSA to offer its loan and financial services to our clients through special modules in certain or our facilities or through direct marketing services. In addition, we agreed to include marketing materials for PYSSA in mailings to our clients, including bills to our clients. The agreement will be in effect initially for a period of five years beginning June 15, 2007, the date that the ENRE issued Resolution No. 381/2007 approving the terms of the agreement, and automatically renew for subsequent five year periods, subject to our right and the right of PYSSA to terminate the agreement providing notice at least 120 days prior to the expiration of a given term. Under the terms of the agreement, PYSSA will pay us 2% of the total amount collected by PYSSA from our customers plus all the corresponding taxes, as well as an annual charge amounting to 10% of the net income before taxes derived from the services that PYSSA sells to our customers. In addition, PYSSA has agreed to indemnify us for any liability arising from the rendering of its services.

Pursuant to the terms of the agreement with CYCSA, we granted CYCSA the exclusive right to offer telecommunication services to our clients through our network in accordance with Presidential Decree No. 764/2000, which contemplates the integration of voice communication services and the transmission of information and images by way of the existing infrastructure of energy distributors such as our own. See “Item 7. Major Shareholders and Related Party Transactions—Related party transactions-Agreement with Comunicaciones y Consumos S.A.”

We are currently exploring other additional opportunities to use our network and customer service systems in new business ventures. If we choose to enter into any of these new businesses, we currently expect that our contribution will consist of access to our network and customer service systems, rather than any significant capital expenditures on our part. Our ability to enter into any of these new businesses will be subject to regulatory and other approvals in Argentina, including the ENRE’s approval. We cannot make assurances that we will obtain these approvals or that we will otherwise be able to enter into any of these new businesses.

Seasonality

For a discussion of seasonality of demand see “Item 5. Operating and Financial Review and Prospects—Demand—Seasonality of Demand.”

PROPERTY, PLANT AND EQUIPMENT

Our main properties are transmission lines, substations and distribution networks, all of which are located in the northwestern area of the greater Buenos Aires metropolitan area and the northern area of the City of Buenos Aires. Substantially all of our properties are held in concession to provide the electricity distribution service, which, by nature, is considered to be an essential public service. In accordance with Argentine legislation and court precedents, assets which are affected to rendering an essential public service are not subject to attachment or attachment in aid of execution and therefore, enforcement of judgments against us may be substantially limited. The net book value of the property, plant and equipment recorded on our balance sheet as of December 31, 2007 was Ps. 3,092.7 million. The net book value of the property, plant and equipment recorded on our balance sheet as of December 31, 2006 and 2005 was Ps. 2,925.4 million and Ps. 2,889.3 million, respectively.

Our gross asset base represents property, plant and equipment related to our distribution services. Because our total property, plant and equipment represents substantially the same assets, but calculated at historical cost as adjusted by inflation through February 2003, we believe the inflation-adjusted value of our property, plant and equipment is an accurate measure of our asset base for purposes of calculating our return on our assets. See “Item 5. Operating and Financial Review and Prospects—Factors affecting our results of operations—Tariffs—Distribution margin or value-added for distribution (VAD)—Integral Tariff Revision (Revisión Tarifaria Integral, or RTI).” The last adjustment for inflation to our property, plant and equipment was registered in February 2003 in accordance with Argentine GAAP. Accordingly, we estimate the effects of inflation on our property, plant and equipment for periods after February 2003 for purposes of determining the value of our gross asset base in connection with our concession. See Note 2 to our audited financial statements included elsewhere in this annual report.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited financial statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005. Our audited financial statements have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Note 26 to our audited financial statements included elsewhere in this annual report provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2007, 2006 and 2005 and for the years then ended. Our financial statements have not been adjusted for inflation after February 28, 2003, in accordance with Argentine GAAP. See “Item 3. Key Information—Selected financial data.”

OPERATING RESULTS

We distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers, with a population of approximately seven million people. Pursuant to our concession, we have the exclusive right to distribute electricity to all users within our concession area, including to wholesale electricity market participants. At December 31, 2007, we had 2,490,064 customers.

We serve two markets: the regulated market, which is comprised of users who are unable to purchase their electricity requirements directly through the wholesale electricity market, and the unregulated market, which is comprised of large users that purchase their electricity requirements directly from generators in the wholesale electricity market. The terms and conditions of our services and the tariffs we charge users in both the regulated and unregulated markets are regulated by the ENRE.

Factors affecting our results of operations

Our net sales consist mainly of net energy sales to users in our service area. Our net energy sales reflect the tariffs we charge our customers (which include our energy purchase costs) and reflect deductions for fines and penalties we incur during the year. Any adjustments, however, to our accrual for fines and penalties resulting from increases in our distribution margins are recorded under financial income (expenses) and holding gains (losses). See “Item 4. Information on the Company—Our concession —Fines and penalties.”

In addition, our net sales include late payment charges we bill our customers for delays in payment of their bills, connection and reconnection charges and leases of poles and other network equipment.

If we fail to comply with the obligations under our concession, we may become subject to fines and penalties imposed by the ENRE. Some of these fines and penalties are payable by granting credits or bonuses to our customers to offset a portion of their electricity charges. Fines and penalties that are not directly related to our customers, such as fines for public safety violations, are paid directly to the ENRE. We deducted approximately Ps. 23.9 million in fines and penalties from our revenues in 2007, Ps. 25.2 million in 2006 and Ps. 72.7 in 2005. We have incurred significantly higher levels of fines and penalties in recent years, which we believe is due mainly to the political and economic situation in Argentina during these years, as evidenced by the significant increase in fines that we believe are subject to greater discretion on the part of the authorities, such as fines for inconsistencies in technical reports and public safety violations. In September 2005, we entered into an agreement with the Argentine government, which was formally re-executed in February 2006 and ratified in January 2007, pursuant to which the Argentine government has agreed, subject to certain conditions, to forgive approximately one-third of our accrued and unpaid fines and penalties and grant us a payment plan for the remainder of these fines and penalties, which will be adjusted for future increases in our distribution margins, if any. See “Item 4. Information on the Company—Our concession —Fines and penalties.”

The following table sets forth the composition of our net sales for the periods indicated:

	Year ended December 31,
	2007		2006		2005
	(in millions of Ps. )
Energy sales (1)	Ps.	1,972.7	Ps.	1,372.5	Ps.	1,311.0
Fines and penalties		(23.9)		(25.2)		(72.7)
Net energy sales		1,948.7		1,347.3		1,238.2
Late payment charges		17.1		12.6		11.6
Connection charges		4.0		2.6		2.6
Reconnection charges		1.4		1.6		1.4
Pole leases		10.7		14.3		8.3
Net sales	Ps.	1,981.9	Ps.	1,378.3	Ps.	1,262.2
_______________________
(1)
Energy sales for 2007 include the retroactive portion of the increase in our distribution margins, which amounts in aggregate to Ps. 218.6 million and will be invoiced in 55 consecutive monthly installments. We began invoicing these installments in February 2007 and, as of December 31, 2007, we had invoiced Ps. 47.3 million of this amount.

The following tables show our energy sales by category of customer (in GWh and in Pesos) for the periods indicated:

	Year ended December 31,
	2007		2006		2005		2004		2003
	(in GWh)
Residential	7,148	40%	6,250	38%	5,819	37%	5,413	37%	5,150	37%
Small commercial	1,485	8%	1,433	9%	1,387	9%	1,322	9%	1,192	9%
Medium commercial	1,552	9%	1,446	9%	1,354	9%	1,293	9%	1,217	9%
Industrial	3,628	20%	3,364	20%	3,195	20%	3,685	25%	2,976	22%
Wheeling system(1)	3,111	17%	3,211	19%	2,984	19%	2,100	14%	2,364	17%
Others:
Public lighting	643	4%	650	4%	642	4%	646	4%	637	4%
Shantytowns	311	2%	261	2%	279	2%	275	2%	257	2%
Others(2)	8	—	18	—	17	—	18	—	18	—
Total	17,886	100%	16,632	100%	15,677	100%	14,752	100%	13,811	100%
_______________________
(1)
Wheeling charges represent our tariffs for large users, which consist of a fixed charge for recognized technical losses and a charge for our distribution margins but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

(2)	Represents energy consumed internally by our company and our facilities.

	Year ended December 31,
	2007(1)			2006			2005			2004			2003(2)
	(in millions of Pesos)
Residential	Ps.	488.7	29%	Ps.	445.4	32%	Ps.	421.8	32%	Ps.	395.7	35%	Ps.	376.9	40%
Small commercial		276.5	16%		202.7	15%		197.2	15%		150.3	13%		131.0	14%
Medium commercial		288.1	17%		216.5	16%		204.1	16%		159.0	14%		131.3	14%
Industrial		481.9	28%		376.8	27%		358.6	27%		325.4	29%		200.8	22%
Wheeling system(3)		84.9	5%		60.7	4%		57.1	4%		35.4	3%		39.5	4%
Others:
Public lighting		55.2	3%		46.9	4%		46.3	4%		42.0	4%		39.5	4%
Shantytowns and others		29.1	2%		23.6	2%		26.0	2%		13.1	1%		13.1	1%
Total		1,704.4	100%	Ps.	1,372.5	100%	Ps.	1,311.0	100%	Ps.	1,120.9	100%	Ps.	932.1	100%
_______________________
(1)
Does not include the retroactive portion (Ps. 218.6 million ) of our tariff increase, Ps. 47.3 million of which we have invoiced as of December 31, 2007, and the CMM adjustment for the period May 2006 - April 2007, applicable as of May 1, 2007 and collected through PUREE funds, for a total amount of Ps. 49.6 million.

(2)	Does not include any adjustment for inflation.
(3)
Wheeling charges represent our tariffs for large users, which consist of a fixed charge for recognized energy losses and a charge for our distribution margins but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

Our revenues and results of operations are principally affected by economic conditions in Argentina, changes in our regulated tariffs and fluctuations in demand for electricity within our service area. To a lesser extent, our revenues and results of operations are also affected by service interruptions or reductions in excess of those contemplated by our concession, which may lead us to incur fines and penalties imposed by the ENRE.

Argentine Economic Conditions and Inflation

Because all of our operations, facilities and customers are located in Argentina, we are affected by general economic conditions in the country. In particular, the general performance of the Argentine economy affects demand for electricity, and inflation and fluctuations in currency exchange rates affect our costs and our margins. Inflation primarily affects our business by increasing operating costs, while at the same time reducing our revenues in real terms.

In December 2001 Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in government policies. The crisis and the government’s policies during this period severely affected the electricity sector, as described below. Although over the past four years the Argentine economy has recovered significantly from the crisis and the business and political environment has been largely stabilized, the Argentine government has only recently begun to address the difficulties experienced by the Argentine electricity sector as a result of the crisis and its aftermath. However, we believe that the current recovery and the recent measures adopted by the Argentine government in favor of the electricity sector, such as incentives for the construction of additional generation facilities and the creation of fiduciary funds to further enhance generation, transmission and distribution of electricity throughout the country, have set the stage for growth opportunities in our industry.

The following table sets forth key economic indicators in Argentina during the years indicated:

	Year ended December 31,
	2007	2006	2005	2004	2003
Real GDP (% change)	8.7	8.5	9.2	9.0	8.8
Nominal GDP (in millions of Pesos)	812,072	654,413	532,268	447,643	375,909
Real Consumption (% change)	8.7	7.3	8.5	8.3	7.0
Real Investment (% change)	14.4	18.7	22.7	34.4	38.2
Industrial Production (% change)	7.5	8.3	7.7	10.6	16.3
Consumer Price Index	8.5	9.8	12.3	6.1	3.7
Nominal Exchange Rate (in Ps. /U.S.$ at period end)	3.16	3.06	3.04	2.98	2.93
Exports (in millions of U.S.$)	55,933	46,569	40,013	34,550	29,939
Imports (in millions of U.S.$)	44,780	34,159	28,692	22,445	13,851
Trade Balance (in millions of U.S.$)	11,153	12,410	11,321	12,105	16,088
Current Account (% of GDP)	2.8	3.8	3.0	2.2	6.3
Reserves (in millions of U.S.$)	46,176	32,037	28,077	19,650	14,120
Tax Collection (in millions of Pesos)	199,781	150,008	119,252	98,285	72,275
Primary Surplus (in millions of Pesos)	25,719	23,156	19,661	17,360	8,688
Public Debt (% of GDP at December 31)	56.0	76.4	70.7	125.7	140.3
Public Debt Service (% of GDP)	5.4	5.1	5.4	5.8	3.2
External Debt (% of GDP at December 31)	47.6	51.3	64.4	112.4	129.5
_______________________
Sources: National Institute of Statistics and Census (INDEC); Central Bank; Ministry of Economy and Production.

Following years of hyperinflation and economic recession, in 1991 the Argentine government adopted an economic program that sought to liberalize the economy and impose monetary discipline. The economic program, which came to be known as the Convertibility regime, was centered on the Convertibility Law of 1991 and a number of measures intended to liberalize the economy, including the privatization of a significant number of public sector companies (including our company). The Convertibility Law established a fixed exchange rate based on what is generally known as a currency board. The goal of this system was to stabilize the inflation rate by requiring that Argentina’s monetary base be fully backed by the Central Bank’s gross international reserves. This restrained the Central Bank’s ability to effect changes in the monetary supply by issuing additional Pesos and fixed the exchange rate of the Peso and the U.S. Dollar at Ps. 1.00 to U.S. $1.00.

The Convertibility regime temporarily achieved price stability, increased the efficiency and productivity of the Argentine economy and attracted significant foreign investment to Argentina. At the same time, Argentina’s monetary policy was tied to the flow of foreign capital into the Argentine economy, which increased the vulnerability of the economy to external shocks and led to increased reliance on the services sector of the economy, with the manufacturing, agricultural and industrial sectors lagging behind due to the relative high cost of Peso-denominated products in international markets as a result of the Peso’s peg to the U.S. Dollar. In addition, related measures restricted the Central Bank’s ability to provide credit, particularly to the public sector.

Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 through 1997. This growth slowed from 1998 on, however, as a result of the Asian financial crisis in 1997, the Russian financial crisis in 1998 and the devaluation of Brazil’s currency in 1999, which led to the widespread withdrawal of investors’ funds from emerging markets, increased interest rates and a decline in exports to Brazil, Argentina’s principal export market at the time. According to INDEC, in the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001. In the second half of 2001, Argentina’s recession worsened significantly, precipitating a political and economic crisis at the end of 2001.

Economic crisis

Beginning in December 2001, the Argentine government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Central Bank, some of which are still in effect. On December 21, 2001, the Central Bank decided to close the foreign exchange market, which amounted to a de facto devaluation of the Peso. On December 24, 2001, the Argentine government suspended payment on most of Argentina’s foreign debt.

The economic crisis led to an unprecedented social and political crisis, including the resignation of President Fernando De la Rúa and his entire administration in December 2001. After a series of interim governments, in January 2002 the Argentine congress appointed Senator Eduardo Duhalde, a former vice-president and former governor of the province of Buenos Aires, to complete De la Rúa’s term through December 2003.

On January 6, 2002, the Argentine congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model and brought to an end the Convertibility regime, including the fixed parity of the U.S. Dollar and the Peso. Following the adoption of the Public Emergency Law, the Peso devalued dramatically, reaching its lowest level on June 25, 2002, at which time it had devalued from Ps. 1.00 to Ps. 3.90 per U.S. Dollar according to Banco de la Nación Argentina, or Banco Nación. The devaluation of the Peso had a substantial negative effect on the Argentine economy and on the financial condition of individuals and businesses. The devaluation caused many Argentine businesses (including our company) to default on their foreign currency debt obligations, significantly reduced real wages and crippled businesses that depended on domestic demand, such as public utilities and the financial services industry. The devaluation of the Peso created pressure on the domestic pricing system and triggered very high rates of inflation. According to INDEC, during 2002 the Argentine wholesale price index increased by approximately 118% and the Argentine consumer price index rose approximately 41%.

The Public Emergency Law empowered the Argentine government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term, such as setting the exchange rate between the Peso and foreign currencies. Following the adoption of the Public Emergency Law, the Argentine government implemented measures, whether by executive decree, Central Bank regulation or federal legislation, attempting to address the effects of the collapse of the Convertibility regime, recover access to financial markets, reduce government spending, restore liquidity to the financial system, reduce unemployment and generally stimulate the economy.

Pursuant to the Public Emergency Law, the Argentine government, among other measures:

•	converted public utility tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per U.S. $1.00;

•	froze all regulated distribution margins relating to the provision of public utility services (including electricity distribution services);

•	revoked all price adjustment provisions and inflation indexation mechanisms in public utility concessions (including our concession); and

•	empowered the Executive Branch to conduct a renegotiation of public utility contracts (including our concession) and the tariffs set therein (including our tariffs).

These measures, combined with the devaluation of the Peso and high rates of inflation, had a severe effect on public utilities in Argentina (including our company). Because public utilities were no longer able to increase tariffs at a rate consistent with the increased costs they were incurring, increases in the rate of inflation led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition. Most public utilities had also incurred large amounts of foreign currency indebtedness to finance the capital improvement and expenditure programs. At the time of these privatizations, the capital structures of each privatized company were determined taking into account the Convertibility regime and included material levels of U.S. Dollar-denominated debt. Following the elimination of the Convertibility regime and the resulting devaluation of the Peso, the debt service burden of these utilities significantly increased, which combined with the margin freeze and conversion of tariffs from U.S. Dollars to Pesos, led many of these utilities (including our company) to suspend payments on their foreign currency debt in 2002.

Economic recovery

Beginning in the second half of 2002, Argentina experienced economic growth driven primarily by exports and import-substitution, both facilitated by the lasting effect of the devaluation of the Peso in January 2002. While this devaluation had significant adverse consequences, it also fostered a reactivation of domestic production in Argentina as the sharp decline in the Peso’s value against foreign currencies made Argentine products relatively inexpensive in the export markets. At the same time, the cost of imported goods increased significantly due to the lower value of the Peso, forcing Argentine consumers to substitute their purchase of foreign goods with domestic products, substantially boosting domestic demand for domestic products.

In April 2003, Dr. Néstor Kirchner, the former governor of the province of Santa Cruz, was elected as president for a four-year term. President Kirchner took office in May 2003. President Kirchner has been highly critical of certain policies followed in the 1990s, to which he attributes in large part the crisis that affected Argentina. During 2003, Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments’ quasi-money securities from circulation and eliminated all deposit restrictions. The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes. At the same time, social indicators improved, with the unemployment rate decreasing to 17.3%, and real wages began to recover according to INDEC.

On December 10, 2007, Cristina Fernández de Kirchner, wife of the ex-President Dr. Néstor Kirchner, was inaugurated as President of Argentina for a four-year term.

Restructuring of External Debt

In June 2005, the Argentine government completed a restructuring of Argentina’s public external debt, which had been in default since December 2001. Argentina reduced its outstanding principal amount of public debt from U.S. $191.3 billion to U.S. $126.6 billion and extended payment terms. Approximately U.S. $19.5 billion of defaulted bonds held by creditors who did not participate in the exchange offer remain outstanding according to the Argentine Ministry of Economy and Production, Secretary of Finance, Undersecretary of Financing.

On January 3, 2006, Argentina completed an early repayment of all of its outstanding indebtedness with the IMF, for an amount totaling approximately U.S. $10.0 billion owing under credit lines.

Consolidation of Economic Recovery

•
The economy has been recovering strongly since the economic crisis: According to data published by INDEC, the Argentine economy reached a low in the second quarter of 2002 and has been growing rapidly since, with 8.8% growth in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006 and 8.7% in 2007, led by domestic demand and exports. From a demand perspective, private sector spending was accompanied by a combination of liberal monetary and conservative fiscal policies. Growth in spending, however, has consistently exceeded the rate of increase in revenue and nominal GDP growth. From a supply perspective, the trade sector has benefited from a depressed real exchange rate, which was supported by the intervention of the Central Bank in the foreign exchange market. Real exports have improved, in part due to growth in Brazil, and the current account has improved significantly, registering surpluses in 2004, 2005, 2006 and 2007.

•
Fiscal policy has improved substantially in the last six years: The consolidated public sector primary surplus has improved by 4.4% of GDP since 2001, from a deficit of 0.9% in 2001 to a surplus of 3.5% in 2007, driven mainly by greater public revenues and cautious public spending according to INDEC.

•
Monetary policy has remained expansionary: Real interest rates have remained negative since 2005, which has led to increased domestic spending. The real exchange rate has been stabilized by the Central Bank through U.S. Dollar purchases in the foreign exchange market. According to data published by INDEC, inflation was 12.3% in 2005, 9.8% in 2006 and 8.5% in 2007. The decreases in the rate of inflation in 2006 and 2007 were mainly due to a regime of price support arrangements implemented by the Argentine government.

•
Argentina’s risk profile has improved considerably: According to Reuters, based on the U.S. Dollar-denominated BODEN 2012 bond spread over the comparable U.S. treasury note, Argentina’s country risk premium decreased from 4,765 basis points as of December 31, 2004 to 471 basis points as of December 31, 2005, decreased to 235 basis points as of December 31, 2006. On January 3, 2007, Argentina’s risk premium reached its lowest point, decreasing to 189 basis points. As of December 27, 2007, however, Argentina’s country risk premium had increased to 629 basis points. Argentina’s risk premium was 862 basis points as of June 20, 2008.

Tariffs

Our revenues and margins are substantially dependent on the composition of our tariffs and on the tariff setting and adjustment process contemplated by our concession. Our management is currently focused on the renegotiation of our tariff structure, which, if successful, would have a significant impact on our results of operations.

The following chart shows the variation in our average tariff, including taxes, (in Ps. /MWh) in the periods indicated:

Our tariffs for all of our customers (other than customers in the wheeling system) are composed of:

•
the cost of electric power purchases, which we pass on to our customers, and a fixed charge (which varies depending on the category and level of consumption of each customer and their energy purchase prices) to cover a portion of our energy losses in our distribution activities (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in our concession);

•	our regulated distribution margin, which is known as the value-added for distribution, or VAD; and

•	any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires, which may differ in each jurisdiction.

Certain of our large users (which we refer to as wheeling system customers) are eligible to purchase their energy needs directly from generators in the wholesale electricity market and to acquire from us only the service of delivering that electricity to them. Our tariffs for these large users (known as wheeling charges) do not include, therefore, charges for energy purchases. Accordingly, wheeling charges consist of the fixed charge for recognized losses (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in our concession) and our distribution margin. As a result, although the amounts billed to wheeling system customers are relatively lower than those billed to other large users, namely industrial users, the distribution margin on sales to wheeling system customers is the same as for sales to other large users because we do not incur the corresponding cost of electric power purchases related to those sales.

Recognition of cost of electric power purchases

As part of our tariffs, we bill our customers for the costs of our electric power purchases, which include energy and capacity charges. We purchase electric power at a seasonal price, which is approved by the ENRE every six months and reviewed quarterly. In February 2004, the Secretary of Energy established different seasonal prices for each category of user. Our electric power purchase price reflects transportation costs and certain other regulatory charges (such as the charges imposed by the National Electricity Energy Fund (Fondo Nacional de Energía Eléctrica)). Although under the current regulatory framework, the ENRE is required to adjust seasonal prices every six months, the seasonal price for energy we provide was last updated by the ENRE in January 2005, and, since then, no adjustments have been included in our tariffs for this concept. As a result, we have not been able to charge our customers the increases in regulatory charges since January 2005.

Upon the ratification of the Adjustment Agreement, we began again to charge our non-residential customers the increases in regulatory charges that we had not been allowed to charge to them prior to the ratification of the Adjustment Agreement. As part of the RTI, we expect that we will be able to charge residential customers for accrued amounts for these increases, which we were not permitted to do under the Adjustment Agreement.

We purchased a total of 17,122 GWh in 2007, 15,491 GWh in 2006 and 14,639 GWh in 2005 (excluding wheeling system demand). Until 2004, we purchased a portion of our energy needs under long-term supply contracts. Following the adoption of certain amendments to the pricing rules applicable to the wholesale electricity market pursuant to the Public Emergency Law, however, we currently purchase all of our energy supply in the wholesale electricity market. We have not purchased any energy under long-term supply contracts since 2004 and we do not anticipate making any material purchases of energy in the term market in the near future.

Recognition of cost of energy losses

Energy losses are equivalent to the difference between energy purchased (including wheeling system demand) and energy sold. These losses may be classified as technical and non-technical losses. Technical losses represent the energy that is lost during transmission and distribution within the network as a consequence of natural heating of the conductors that transmit electricity from the generating plants to the customers. Non-technical losses represent the remainder of our energy losses and are primarily due to illegal use of our services. Energy losses require us to purchase additional electricity to satisfy demand and our concession allows us to recover from our customers the cost of these purchases up to a loss factor specified in our concession for each tariff category. Our loss factor under our concession is, on average, 10%. Our management is focused on taking the necessary measures to ensure that our energy losses do not increase above current levels because of their direct impact on our gross margins. However, due to the inefficiencies associated with reducing our energy losses below the level at which we are reimbursed pursuant to our concession (i.e., 10%), we currently do not intend to significantly lower our level of losses.

At the time of our privatization, our total energy losses represented approximately 30% of our energy purchases, of which more than two thirds were non-technical losses attributable to fraud and illegal use of our service. Beginning in 1992, we implemented a loss reduction plan (plan de disciplina del mercado, or market discipline plan) that allowed us to gradually reduce our total energy losses to 10.0% by 2000, with non-technical losses of 2.7%. However, beginning in mid-2001, we experienced an increase in our non-technical losses, as the economic crisis eroded the ability of our customers to pay their bills, and in our technical losses in proportion with the increased volume of energy we supplied during those periods. Our total losses amounted to 11.0% in 2005, 11.1% in 2006 and 11.6% in 2007. The increase in losses in 2007 is primarily the result of higher technical losses associated with the higher level of demand in 2007.

The following table sets forth the approximate breakdown between technical and non-technical energy losses experienced in our concession area over the periods indicated:

	Year ended December 31,
	2007	2006	2005
Technical losses	9.6%	8.6%	8.3%
Non-technical losses	2.0%	2.5%	2.7%
Total losses	11.6%	11.1%	11.0%

Our capital expenditure program includes investments to improve and update our network, which we believe will allow us to maintain our technical losses at current levels despite further increases in demand. See “Item 4. Information on the Company—Energy losses.”

Distribution margin or value-added for distribution (VAD)

Our concession authorizes us to charge a distribution margin for our services to seek to cover our operating expenses, taxes and amortization expenses and to provide us with an adequate return on our asset base.

Historical Overview of VAD. Our concession originally contemplated a fixed distribution margin for each tariff parameter with semiannual adjustments based on variations in the U.S. wholesale price index (67% of the distribution margin) and the U.S. consumer price index (the remaining 33% of the distribution margin). However, pursuant to the Public Emergency Law, all adjustment clauses in U.S. Dollars or other foreign currencies and indexation clauses based on foreign indexes or other indexation mechanisms included in contracts to be performed by the Argentine government were revoked. As a result, the adjustment provisions contained in our concession are no longer in force and, from January 2002 through January 2007, we were required to charge the same fixed distribution margin in Pesos established in 2002, without any type of currency or inflation adjustment. These measures, coupled with the effect of accumulated inflation since 2002 and the devaluation of the Peso, have had a material adverse effect on our financial condition, results of operation and cash flows, leading us to record net losses.

Adjustment Agreement. On September 21, 2005, we entered into an agreement with the Argentine government relating to the adjustment and renegotiation of the terms of our concession (Acta Acuerdo sobre la Adecuación del Contrato de Concesión del Servicio Público de Distribución y Comercialización de Energía Eléctrica, or Adjustment Agreement). Because a new Minister of Economy took office thereafter, we formally re-executed the Adjustment Agreement with the Argentine government on February 13, 2006 under the same terms and conditions originally agreed. The ratification of the Adjustment Agreement by the Argentine government was completed in January 2007. Pursuant to the Adjustment Agreement, the Argentine government granted us an increase of 28% in our distribution margin, which includes a 5% increase to fund specified capital expenditures we are required to make under the Adjustment Agreement. See “—Liquidity and Capital Resources—Capital expenditures.” This increase is subject to a cap in the increase of our average tariff of 15%. Although this increase applies to all of our tariff categories, the amount of the increase must be allocated to our non-residential customers (including large users that purchase electricity in the wheeling system) only, which, as a result, will experience an increase in VAD greater than 28%, while our residential customers will not experience any increase in VAD. The increase is effective retroactively from November 1, 2005 and will remain in effect until the approval of a new tariff scheme under the RTI, as described below.

The Adjustment Agreement also contemplates a cost adjustment mechanism for the transition period during which the integral tariff review process is being conducted. This mechanism, known as the Cost Monitoring Mechanism, or CMM, requires the ENRE to review our actual distribution costs every six months (in May and November of each year). If the variation between our actual distribution costs and our recognized distribution costs (as initially contemplated in the Adjustment Agreement or, if adjusted by any subsequent CMM, the most recent distribution cost base established by a CMM) is 5% or more, the ENRE is required to adjust our distribution margin to reflect our actual distribution cost base. The ENRE’s review is based on our distribution costs during the six-month period ending two months prior to the date on which the ENRE is required to apply the cost adjustment mechanism (on May 1 and November 1) and any adjustment will become effective from such date. The CMM takes into consideration, among other factors, the wholesale and consumer price indexes, current exchange rates, the price of diesel and construction costs and salaries, all of which are weighted based on their relative importance to operating costs and capital expenditures. We may also request that the CMM be applied at any time that the variation between our actual distribution costs and our then recognized distribution costs is at least 10% or more, and any adjustment to our distribution cost base that results from this CMM will become effective retroactively from the date we present the CMM request to the ENRE. We cannot make any assurances, however, that we will receive any future increases under the CMM.

On January 30, 2007, the ENRE formally approved our new tariff schedule reflecting the 28% increase in the distribution margins charged to our non-residential customers contemplated by the Adjustment Agreement. In addition, because the Adjustment Agreement is effective retroactively as of November 1, 2005, the ENRE applied the CMM retroactively in each of May and November 2006, the dates in each year on which the ENRE is required to apply the CMM. In the May 2006 CMM, the ENRE determined that our distribution cost base increased by 8.032% (compared to the distribution cost base originally recognized in the Adjustment Agreement), and, accordingly, approved an equivalent increase in our distribution margins effective May 1, 2006. This increase, when compounded with the 28% increase granted under the Adjustment Agreement, results in an overall 38.3% increase in our distribution margins charged to our non-residential customers. In the November 2006 CMM, the ENRE determined that our distribution cost base increased by 4.6% (compared to our distribution cost base as adjusted by the May 2006 CMM), and accordingly, did not approve any further increase in our distribution margins at such time.

We began charging our non-residential customers the new tariffs (as adjusted by the May 2006 CMM) on February 1, 2007. As a result of these increases, we estimate that, beginning in February 2007, the average price for energy sold by us increased to approximately Ps. 0.1109 per KWh, compared to an average price of Ps. 0.0825 per KWh in 2006. The ENRE also authorized us to charge our non-residential customers the retroactive portion of these tariff increases for the period from November 2005 through January 2007, which amounts in the aggregate to Ps. 218.6 million, that is being invoiced in 55 consecutive monthly installments beginning in February 2007, representing approximately Ps. 48 million each year. As December 31, 2007, we had invoiced Ps. 47.3 million of this amount.

In May 2007, we requested an 11.3% increase to our distribution margins under the CMM to reflect an increase in our distribution cost base for the period from May 1, 2006 to April 30, 2007, compared to the recognized distribution cost base as adjusted by the May 2006 CMM. In October 2007, the Argentine Secretary of Energy published Resolution No. 1037/2007, which granted us an increase of 9.63% to our distribution margins. However, this increase has not been incorporated into our tariff structure. Instead, the Resolution establishes that the funds that we are required to collect and transfer to the PUREE may be retained by us to cover this May 2007 CMM increase and future CMM increases until the new tariff structure is established pursuant to the RTI contemplated by the Adjustment Agreement. Once the new tariff structure is adopted, we will be required to reimburse the amounts deducted from the PUREE. In November 2007, we began accounting for the retroactive portion of the May 2007 CMM increase for the period from May 1, 2007 to October 31, 2007. Therefore, in our results as of December 31, 2007, Ps. 49.6 million has been recorded and we collected Ps. 33.2 million by compensation through PUREE, corresponding to the period between September and December 2007.

In November 2007, we requested an additional 7.51% increase to our distribution margins under the CMM to account for fluctuations in the distribution cost base for the period from May 1, 2007 to October 31, 2007, in comparison to the distribution cost base recognized by the CMM in May 2007. In May 2008, we requested an additional 5.24% increase to our distribution margins under the CMM to account for fluctuations in the distribution cost base for the period from November 1, 2007 to April 30, 2008, in comparison to the distribution cost base requested in November 2007. Although we believe that these increases comply with the terms of the CMM, we cannot assure you that the ENRE will grant us these increases in full, or at all, or if granted, that we will be able to bill our customers or otherwise recover these increases from other sources of payment (such as PUREE). As of the date of this annual report, the ENRE has not rendered a decision with respect to either of these requests.

According to Resolution No. 434/2007 published by the Argentine Secretary of Energy on April 30, 2007, the new tariff structure resulting from the RTI was supposed to take effect on February 1, 2008 and to be implemented in two installments, in February and August 2008. However, the RTI has not yet been completed and although we are currently in discussions with the Argentine government regarding the RTI, we cannot predict when the RTI will be implemented or whether it will be implemented in the manner contemplated by Resolution No. 434/2007.

The following table sets forth the relative weight of our distribution margin in our average tariffs per category of customer (other than wheeling system, public lighting and shantytown customers) in our concession area at the dates indicated. Although the VAD and electric power purchases per category of customer are the same, we are subject to different taxes in the Province of Buenos Aires and the City of Buenos Aires.

	VAD			Average Taxes			Electric Power Purchases
Tariff(1)	November 2001	January 2005	February 2007(2)	November 2001	January 2005	February 2007(2)	November 2001	January 2005	February 2007(2)
Residential:
T1R1	49.4%	44.5%	44.5%	28.7%	28.7%	28.7%	21.9%	26.8%	26.8%
T1R2	36.2%	33.0%	33.0%	29.2%	29.2%	29.2%	34.6%	37.8%	37.8%
Small Commercial:
T1G1	55.1%	40.0%	47.8%	25.7%	25.7%	25.7%	19.2%	34.3%	26.5%
T1G2	53.6%	31.1%	43.6%	25.6%	25.6%	25.6%	20.7%	43.2%	30.7%
Medium Commercial (T2)	43.3%	27.9%	35.5%	25.6%	25.6%	25.6%	31.0%	46.4%	38.9%
Industrial:
T3 low tension below 300kw	44.2%	26.5%	34.3%	25.7%	25.7%	25.7%	30.1%	47.8%	40.1%
T3 low tension above 300kw	42.6%	24.5%	32.1%	25.6%	25.6%	25.6%	31.8%	49.9%	42.3%
T3 medium tension below 300kw	29.3%	14.1%	19.7%	25.7%	25.7%	25.7%	45.0%	60.3%	54.6%
T3 medium tension above 300kw	27.3%	12.3%	17.5%	25.7%	25.7%	25.7%	47.0%	62.0%	56.8%
Average tariff	41.2%	28.5%	33.9%	27.2%	27.2%	27.2%	31.5%	44.2%	38.9%
_______________________
(1)
T1R1 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is less than or equal to 300 kWh. T1R2 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 300 kWh. T1G1 refers to commercial customers whose peak capacity demand is less than 10kW and whose bimonthly energy demand is less than or equal to 1600 kWh. T1G2 refers to commercial customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1600 kWh. T2 refers to commercial customers whose peak capacity demand is greater than 10 kW but less than 50 KW. T3 refers to customers whose peak capacity demand is equal to or greater than 50 kW. The T3 category is applied to high-demand customers according to the voltage (tension) at which each customer is connected. Low tension is defined as voltage less than or equal to 1 kV and medium tension is defined as voltage greater than 1kV but less than 66 kV.

(2)
Includes the effect of the increase in VAD to our non-residential customers pursuant to the Adjustment Agreement, as adjusted by the May 2006 CMM, but excludes the amount of the retroactive portion of the increase for the period from November 2005 through January 2007.

Integral Tariff Revision (Revisión Tarifaria Integral, or RTI). Pursuant to the Adjustment Agreement, we are also currently engaged in an integral tariff revision process with the ENRE, that will, at a minimum, maintain our then current distribution margin levels, following the 28% VAD increase applied to our non-residential tariffs and any increases granted under CMM adjustments.

Our integral tariff proposal will include, among other factors, a recalculation of the compensation we receive for our distribution services, including taxes that are not currently passed through to our customers (such as taxes on financial transactions), a revised analysis of our distribution costs, modifications to our quality of service standards and penalty scheme and, finally, a revision of our asset base and rate of return. For this purpose, we will present a post-tax return on our asset base, which we calculate as operating income plus depreciation of property, plant and equipment, less the tax charge resulting from the application to this amount of the legal tax rate (currently, 35%), divided by the value of our gross asset base. The last adjustment for inflation to our property, plant and equipment was registered in February 2003 in accordance with Argentine GAAP. Accordingly, we estimate the effects of inflation on our property, plant and equipment for periods after February 2003 for purposes of determining the value of our gross asset base in connection with our concession. See “Item 4. Information on the Company—Property, plant and equipment.” Based on our method of calculation, we estimate that the post-tax return on our gross asset base was 3.4% in 2007 (excluding the retroactive portion of the VAD increase and on the basis of a gross asset base valued at Ps. 7.3 billion at December 31, 2007), which we believe is still extremely low considering our annual post-tax return before the economic crisis. Our average annual post-tax return on our gross asset base from 1997 through 2001 was 9.6%. We believe that this method of calculating our return on assets is consistent with the requirements of the Adjustment Agreement, although we cannot guarantee that the ENRE will not decide to use other factors or methods to calculate our return on assets.

We anticipate that, once the ENRE has reviewed our integral tariff proposal, it will hold a public hearing on the proposal, following which we expect that the ENRE will adopt a revised tariff scheme. According to Resolution No. 434/2007 published by the Argentine Secretary of Energy on April 30, 2007, the new tariff structure resulting from the RTI was supposed to take effect on February 1, 2008 and to be implemented in two installments, in February and August 2008. However, the RTI has not yet been completed and although we are currently in discussions with the Argentine government regarding the RTI, we cannot predict when the RTI will be implemented or whether it will be implemented in the manner contemplated by Resolution No. 434/2007.

Based on the parameters of the RTI set forth in the Adjustment Agreement, we expect that this revised tariff scheme will maintain our then current distribution margins following the increases granted under the Adjustment Agreement (including any increases granted pursuant to the CMM) and include a cost adjustment mechanism similar to the CMM. Because the RTI is provided for in the Adjustment Agreement, which was approved by the Argentine congress and ratified by the Argentine executive branch, we believe that the ENRE’s decision will not be subject to ratification procedures. See “Item 3. Key Information—Risk factors—Risks relating to our business—The Adjustment Agreement may be subject to challenge by Argentine consumer and other groups, which, if successful, could materially adversely affect our ability to implement any tariff adjustments granted by the Argentine government.”

The outcome of the renegotiation of our tariff structure, however, is highly uncertain as to its final result. We cannot make assurances that the renegotiation process will conclude in a timely manner or that the revised tariff structure will cover our costs and compensate us for inflation and currency devaluations in the future and provide us with an adequate return on our asset base. See “Item 3. Key Information—Risk factors—Risks relating to our business—Our business and prospects depend on our ability to negotiate further improvements to our tariff structure, including increases in our distribution margin.”

Social Tariff Regime. According to the Adjustment Agreement, we will be required to apply a social tariff regime as part of our revised tariff structure resulting from the RTI. This regime is a system of subsidized tariffs for the poverty-stricken sectors of the community to be approved by the ENRE in the context of the RTI. The social tariff regime will provide poverty-stricken sectors of the community with the same service and quality of service as other users. The beneficiaries under this regime must register with the Argentine government and meet certain criteria, including not owning more than one home and having a level of electricity consumption that is not higher than a maximum to be established by the government. According to the Adjustment Agreement, the Argentine government will subsidize the increased costs associated with the social tariff regime in part with contributions by users not subject to this regime. We will be required to cover a portion of these costs by not charging the beneficiaries of this regime for reconnection expenses and installation of new equipment, updating our billing system and granting payment plans to beneficiaries for existing past-due electricity bills. We currently anticipate that the incremental cost to us of providing services under the social tariff regime will not be significant. However, we cannot guarantee that the social tariff regime will be implemented in the manner, or under the terms, we currently anticipate.

Demand

Energy demand depends to a significant extent on economic and political conditions prevailing from time to time in Argentina, as well as seasonal factors. In general, the demand for electricity varies depending on the performance of the Argentine economy, as businesses and individuals generally consume more energy and are better able to pay their bills during periods of economic stability or growth. As a result, energy demand is affected by Argentine governmental actions concerning the economy, including with respect to inflation, interest rates, price controls, foreign exchange controls, taxes and energy tariffs.

Electricity demand

The following table sets forth the amount of electricity generated in Argentina and electricity purchases by our company in each of the periods indicated.

Year	Electricity Demand(1)	Edenor Demand(2)	Edenor’s Demand as a % of Total Demand
	(in GWh)
1994	55,827	11,386	20.4%
1995	57,839	11,629	20.1%
1996	61,513	12,390	20.1%
1997	66,029	13,046	19.8%
1998	69,103	13,768	19.9%
1999	71,689	14,447	20.2%
2000	75,591	15,148	20.0%
2001	78,098	15,414	19.7%
2002	76,483	14,865	19.4%
2003	82,261	15,811	19.2%
2004	87,477	16,673	19.1%
2005	92,340	17,623	19.1%
2006	97,590	18,700	19.2%
2007	102,950	20,233	19.7%
_______________________
Source: Compañía Administradora del Mercado Mayorista Eléctrico, S.A. (CAMMESA)
(1)	Includes demand in the Patagonia wholesale electricity market (Mercado Eléctrico Mayorista Sistema Patagónico, or MEMSP).
(2)	Calculated as electricity purchased by us and our wheeling system customers.

The following table sets forth population and customer growth data for the areas and periods indicated.

	Argentina		City of Buenos Aires		Greater Buenos Aires		Edenor
Year	Population	% change (previous year)	Population	% change (previous year)	Population	% change (previous year)	Customers	% change (previous year)
1994	33,668,665	—	2,908,769	—	8,216,105	—	2,083,126	—
1995	34,047,214	1.12%	2,889,854	(0.65)%	8,293,743	0.94%	2,089,060	0.28%
1996	34,399,581	1.03	2,870,924	(0.66)	8,371,714	0.94	2,139,451	2.41
1997	34,745,807	1.01	2,851,982	(0.66)	8,450,013	0.94	2,189,652	2.35
1998	35,135,933	1.12	2,833,030	(0.66)	8,528,639	0.93	2,206,467	0.77
1999	35,500,001	1.04	2,814,070	(0.67)	8,607,589	0.93	2,240,300	1.53
2000	35,878,053	1.06	2,795,106	(0.67)	8,656,859	0.57	2,259,285	0.85
2001	36,260,130	1.06	2,776,138	(0.68)	8,684,438	0.32	2,266,164	0.30
2002	36,616,276	0.98	2,757,170	(0.68)	8,846,348	1.86	2,250,454	(0.69)
2003	37,036,535	1.15	2,738,203	(0.69)	8,926,561	0.91	2,317,157	2.96
2004	37,430,949	1.06	2,719,240	(0.69)	9,007,080	0.90	2,353,211	1.56
2005	37,809,002	1.01	2,730,870	0.43	9,069,530	0.69	2,404,141	2.16
2006	38,209,777	1.06	2,715,304	(0.57)	9,151,156	0.90	2,444,989	1.70
2007	38,614,801	1.06	2,716,024	0.03	9,224,365	0.80	2,490,064	1.84

Source: Fundación Norte y Sur

Electricity demand in our concession area has grown an average of 4.6% per annum since 1994. The evolution of demand shows two growth periods interrupted by a slight decline in demand in 2002 attributable to the economic crisis.

The following graph represents the annual growth of energy purchased to satisfy the demand of each operating area from 1994 through 2007:

From 1994 through 2000, demand in our service area increased an average of 4.9% per annum, with a peak of 6.5% in 1996. Although demand generally grew in all of our customer segments during the years before the economic crisis, demand by our high-demand customers and wheeling system customers showed the strongest growth rate during this period. Beginning in mid-2001 through 2002, the decline in the overall level of economic activity and the deterioration in the ability of many of our customers to pay their bills as a result of the crisis led to an overall decrease in demand for electricity and an increase in non-technical energy losses. After the economic crisis, however, demand started growing again, increasing an average of 6.4% per annum from 2003 through 2007. This increase in demand was due to renewed growth in the Argentine economy since the second half of 2003 and the relative low cost of energy to consumers, in real terms, resulting from the freeze of our distribution margin and the elimination of the inflation adjustment provisions of our concession in 2002. Demand by residential customers increased by 14.4% in 2007, primarily due to the addition of new appliances and the relative low cost of energy, in real terms. Demand by our high-demand customers and wheeling system customers has also experienced an increase in demand in recent years due to increased economic activity, particularly in the industrial sector (which includes wheeling customers), with demand growing by 2.8% in 2007.

The small commercial category of customers registered a decrease in demand in 2002, but recovered slightly after the initial effects of the economic crisis due to the sensitivity of customers in this category to the economic status of their small businesses. The medium commercial category of customers has generally demonstrated the same volatility in demand as low-demand customers in recent years.

Public lighting demand has declined significantly over the past few years due to the introduction of low-consumption lighting. We believe that the public lighting category will continue to register low demand despite continued economic expansion and urban development. After having increased significantly in 2005, demand in shantytowns stabilized in 2006, remaining in line with historic growth levels, and was below the increase in demand for our low demand residential category of customers. However, overall demand in this category is relatively small in comparison to other larger categories of our customers. See “Item 4. Information on the Company—Framework agreement (Shantytowns)”

The Argentine government has also implemented the PUREE in an attempt to curb increases in energy demand by offering rewards to residential and small commercial customers who reduce their energy usage in comparison to their use in 2003. In 2005, the Argentine Government implemented a second version of the PUREE (PUREE II), which rewards residential and small commercial customers based on their usage in 2003 and industrial customers based on their usage in 2004. The PUREE II also penalizes industrial customers whose usage exceeds 90% of 2004 levels and penalizes residential customers with bi-monthly consumption levels at or above 300 KWh and small commercial customers whose usage exceeds 90% of their usage levels for 2003. Residential customers with consumption levels below 300 KWh are exempt from penalty. In spite of the PUREE, energy demand has continued to increase during the three years it has been in effect.

We believe that the February 2007 increase in our distribution margin has not had an adverse effect on demand, as energy costs remain relatively low in real terms. Demand in GWh by our non-residential customers grew by an average of 3.4% in 2007, as compared to 2006, while demand in GWh by residential customers increased 14.4% over the same period. We cannot make assurances that the tariffs that result from the RTI or future economic, social and political developments in Argentina, over which we have no control, will not have an adverse effect on energy demand in Argentina. See “Item 3. Key Information—Risk factors—Risks related to the electricity distribution sector—Electricity demand may be affected by recent or future tariff increases.”

Capacity demand

Demand for installed capacity to deliver electricity generally increases with growth in demand for electricity. However, since the 2001 crisis no new generation plants have been built due to the lack of economic incentives in the sector following the economic crisis and the subsequent implementation of tariff restrictions by the government. A lack of generation capacity would place limits on our ability to grow and could lead to increased service disruptions, which could cause an increase in our fines. See “Item 3. Key Information—Risk factors—Risks relating to the electricity distribution sector—Energy shortages may act as a brake on growing demand for electricity and disrupt distribution companies’ ability to deliver electricity to their customers, which could result in customer claims and material penalties imposed on these companies.”

In response to the lack of construction of new generation plants, the Argentine government successfully solicited bids in November 2006 for the construction of two new thermal generation plants that will contribute an additional 800 MW each of energy production. The cost of construction of these plants will be funded with net revenues of generators derived from energy sales in the spot market, with a special charge to our non-residential customers per MWh of energy billed and with a specific charge from CAMMESA applicable to large users. The plants are scheduled to be completed by late 2008 or early 2009. In addition to the construction of these two new thermal generation plants, in September 2006 the Secretary of Energy of the Ministry of Federal Planning, Public Investment and Services issued Resolution No. 1281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This Resolution seeks to create incentives for energy generation plants to meet increasing energy needs. The government has also required us to finance 24%, and Empresa Distribuidora Sur S.A.(Edesur) 26%, of the construction costs of two high-tension 220 KV lines between the Central Puerto and Central Costanera generators and the Malaver network, which will provide access to an additional 600MW of energy from the Central Puerto and Central Costanera generators that currently cannot be distributed due to saturation of their grids. We estimate that we will be required to contribute an aggregate of approximately Ps. 39.3 million to construction of the Malaver network under the scheduled capital expenditures of the Adjustment Agreement, Ps. 18.5 of which we contributed in 2007. However, because the commencement of the Malaver project was subject to the ratification of the Adjustment Agreement, we were not able to begin work on this project in 2006. The actual costs of this project will be determined at the time we receive and accept bids from third party contractors in connection with the project.

We cannot make assurances that these initiatives will be implemented in a timely manner or that they will be able to serve our energy demands in the manner we anticipate.

Seasonality of Demand

Seasonality has a significant impact on the demand for electricity in our concession area, with electricity consumption peaks in summer and winter. The impact of seasonal changes in demand is registered primarily in our residential and small commercial customer categories. The seasonal changes in demand are attributable to the impact of various climatological factors, including weather and the amount of daylight time, on the usage of lights, heating systems and air conditioners.

The impact of seasonality on industrial demand for electricity is less pronounced than on the residential and commercial sectors for several reasons. First, different types of industrial activity by their nature have different seasonal peaks, such that the effect on them of climate factors is more varied. Second, industrial activity levels tend to be more significantly affected by the economy, and with different intensity levels depending on the industrial sector.

The chart below shows seasonality of demand in our residential customer category for the periods indicated.

The chart below shows seasonality of demand in our small commercial customer category for the periods indicated.

The chart below shows seasonality of demand in our medium commercial customer category for the periods indicated.

The chart below shows seasonality of demand in our industrial customer category for the periods indicated.

Taxes on electricity tariffs

Sales of electricity within our service area are subject to certain taxes, levies and charges at the federal, provincial and municipal levels. These taxes vary according to location and type of user. In general, residential and governmental users are subject to a lower tax rate than commercial and industrial users. Similarly, taxes are typically higher in the Province of Buenos Aires than in the City of Buenos Aires. All of these taxes are billed to consumers along with electricity charges.

Framework agreement (Shantytowns)

We also supply electricity to low-income areas and shantytowns within our concession area under a special regime established pursuant to a framework agreement that we, Edesur and Empresa Distribuidora La Plata S.A. (Edelap) entered into in October 2003 with the Argentine government and the Province of Buenos Aires. The framework agreement contains terms similar to a prior framework agreement entered into in 1994. Pursuant to the framework agreement, we are compensated for the service we provide to shantytowns by a commission in each shantytown that collects funds from residents of the shantytown. In addition, we are compensated by the municipality in which each shantytown is located, and, if there is any payment shortfall, by a special fund to which the Argentine government and the Province of Buenos Aires each contributes and to which each is severally liable. The framework agreement took effect retroactively from September 1, 2002 and was to remain in effect through the earlier of December 31, 2006 or the full normalization of the shantytowns. We are currently in the process of negotiating the extension of the framework agreement going forward from December 31, 2006, and do not expect a significant change in its terms. Our receivables for amounts accrued through December 31, 2006, but not yet paid for the supply of energy to shantytowns under the framework agreement amounted to Ps. 17.9 million as of December 31, 2007, Ps. 45.6 million as of December 31, 2006 and Ps. 58.0 million as of December 31, 2005. In October 2006, we and the Province of Buenos Aires entered into a payment plan agreement with respect to amounts owed to us by the Province of Buenos Aires under the framework agreement with respect to periods prior to 2007. As of December 31, 2007, the Government of the Province of Buenos Aires had paid Ps. 18.6 million of the total amount due under the payment plan agreement. See “Item 4. Information on the Company—Framework agreement (Shantytowns).”

Operating Expenses

Our most significant operating expenses are transmission and distribution expenses, which include depreciation charges, salaries and social security taxes, outsourcing and purchases of materials and supplies, among others.

After depreciation, our highest expenses are typically salaries and social security taxes. We believe that future increases in our salary and social security expenses will result primarily from salary raises rather than from a significant growth in our work force, which we anticipate will remain relatively stable in the near future. We typically try to reach an agreement at the beginning of each fiscal year, although we have, in the past, implemented mid-year salary increases as necessary.

We seek to maintain a flexible cost base by achieving an optimal level of outsourcing, which allows us both to maintain a lower cost base and gives us the ability to respond more quickly to changes in our market. We had approximately 3,612 third-party employees under contract with our company as of December 31, 2007, 3,156 as of December 31, 2006 and 2,995 as of December 31, 2005. The number of third-party employees under contract does not directly relate to the number of third-party employees actually performing services for our company at any given time, as we only pay for the services of these employees on an as-needed basis. See “Item 6. Directors, Senior Management and Employees—Employees.”

Our principal material and supply expenses consist of purchases of wire and transformers (i.e., electromagnetic devices used to change the voltage level of alternating-current electricity), which we use to maintain our network.

Summary Historical Results of Operations

The following table provides a summary of our operations for the years ended December 31, 2007, 2006 and 2005.

	Year ended December 31,
	2007		2006		2005
	(in millions of pesos)
Net sales	Ps.	1,981.9	Ps.	1,378.3	Ps.	1,262.2
Electric power purchases		(889.9)		(799.1)		(757.7)
Gross margin		1,092.0		579.3		504.5
Transmission and distribution expenses		(417.6)		(362.1)		(346.1)
Selling expenses		(120.6)		(87.9)		(86.0)
Administrative expenses		(124.7)		(93.3)		(72.9)
Net operating income (loss)		429.2		35.9		(0.4)
Financial income (expenses) and holding gains (losses)
Generated by assets		12.7		16.5		14.4
Generated by liabilities		(125.5)		(140.0)		(162.9)
Gain on extinguishment of former debt		—		179.2		—
Adjustment to present value of notes		(21.5)		57.1		—
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and from the Payment Plan Agreement with the Province of Buenos Aires		(29.6)		—		—
Loss from the purchase and redemption of notes		(10.2)		—		—
Adjustment to present value of purchased and redeemed notes		(8.6)		—		—
Other income (expenses), net		1.0		(22.9)		(0.7)
Net income (loss) before income tax		247.4		125.9		(149.6)
Income tax		(125.0)		167.2		—
Net income (loss)	Ps.	122.5	Ps.	293.1	Ps.	(149.6)

Year ended December 31, 2007 compared with year ended December 31, 2006.

Net sales

Net sales increased Ps. 603.6 million (43.8%) to Ps. 1,981.9 million in the year ended December 31, 2007 from Ps. 1,378.3 million in the year ended December 31, 2006. Net energy sales represented approximately 98.3% of our net sales in 2007 (compared to 97.7% in 2006); with late payment charges, pole leases, and connection and reconnection charges representing the remaining balance. Energy sales increased by 43.7% (Ps. 600.2 million) to Ps. 1.972,7 million in the year ended December 31, 2007 from Ps. 1,372.5 million in the year ended December 31, 2006. This increase was mainly due to:

•
the application from February 1, 2007 of the increase in our distribution margins, or VAD, including the additional increase resulting from the implementation of the CMM for the period from November 2005 to April 2006 (which together represented a 38.3% overall increase in our VAD charged to our non-residential customers);

•
the accrual of the full amount corresponding to the retroactive portion of the VAD increase (including CMM for the period from November 2005 to April 2006) charged to our non residential customers for the period from November 1, 2005 through January 31, 2007, which amounted to Ps. 218.6 million, of which, as of December 31, 2007, we had invoiced Ps. 47.3 million;

•
the recognition in October 2007 of an additional 9.63% increase in our VAD corresponding to the implementation of the CMM for the period from May 2006 to April 2007. Such VAD increase amounting to Ps.49.6 is effective since May 1, 2007; and

•	a 7.5% increase in the volume of energy sold in 2007, compared to the volume sold in 2006.

In October 2007, the ENRE allowed the company to recognize the CMM adjustment for the period from May 2006 to April 2007 (9.63%) applicable starting May 1, 2007. However, this increase has not been incorporated into our tariff structure and, as a result, we are not billing our customers for this increase in the VAD. Instead, the ENRE has authorized us to retain all or a portion of the funds that we are required to collect and transfer to the Stabilization Fund of the electricity market (pursuant to the Plan de Uso Racional de la Energía Eléctrica, - Rational Use of Electric Energy Plan or PUREE -) to cover this May 2007 CMM increase and any future CMM increases granted by the ENRE until the new tariff structure is established pursuant to the Integral Tariff Revision process (Revisión Tarifaria Integral, or RTI) contemplated by the Adjustment Agreement. Once the new tariff structure is adopted, we will be required to compensate the amounts deducted from the PUREE. In November 2007, we accrued the full amount of the retroactive portion of the May 2007 CMM increase for the period from May 1, 2007 to October 31, 2007. Therefore, in our results as of December 31, 2007, Ps. 49.6 million has been recorded and we collected Ps. 33.2 million by compensation through PUREE, corresponding to the period between September and December 2007.

Volume of energy sold increased by 7.5% to 17,886 GWh in the year ended December 31, 2007 from 16,632 GWh in the year ended December 31, 2006. The increase in volume is attributable to a 5.6% increase in the average GWh consumption per customer and a 1.8% increase in the number of our customers in 2007.

The main increase was attributable to residential customers, whose demand grew 14.4% in the year ended December 31, 2007 compared to the same period in 2006, representing 40% of the energy we dispatched and 29% of our revenues.

Electric power purchases

The amount of electric power purchases increased 11.4% to Ps. 889.9 million for the year ended December 31, 2007 from Ps. 799.1 million in the year ended December 31, 2006, mainly due to the effect of a 10.5% increase in the volume of electricity purchased, from 15,491.4 GWh in the year ended December 31, 2006 to 17,122.4 GWh in the year ended December 31, 2007 (excluding wheeling system demand). This increase is mainly attributable to an 8.2% increase in demand (calculated as the purchase of energy by us and our customers under the wheeling system).

Energy losses increased to 11.6% in the year ended December 31, 2007 from 11.1% in the year ended December 31, 2006, reflecting primarily an increase in technical losses associated with the higher level of demand in 2007.

Gross margin

Our gross margin increased significantly (88.5%) to Ps. 1,092.0 million in the year ended December 31, 2007 from Ps. 579.3 million in the year ended December 31, 2006. This increase is largely due to an increase in the volume of energy and power capacity sold and to the application of the VAD increase and the CMM adjustment described above.

Transmission and distribution expenses

Transmission and distribution expenses increased 15.3% to Ps. 417.6 million in the year ended December 31, 2007 from Ps. 362.1 million in the year ended December 31, 2006, mainly due to a Ps. 29.0 million increase in salaries and social security taxes (attributable to an increase in compensation and to a recategorization of some of our selling and administrative employees as transmission and distribution employees), a Ps. 20.4 million increase in outsourcing, attributable mainly to the greater activity by our contractors and to a Ps. 2.8 million increase in the consumption of materials associated with preventive maintenance due to an increase in material prices and an increase in maintenance activity.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated:

	Year ended December 31,
	2007			% on 2007 net sales (excluding unbilled retroactive adjustment) (1)	2006			% on 2006 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps.	125.8	30.1%	6.9%	Ps.	96.8	26.7%	7.0%
Supplies		22.9	5.5%	1.3%		20.1	5.5%	1.5%
Outsourcing		74.2	17.8%	4.1%		53.8	14.9%	3.9%
Depreciation of property, plant & equipment		169.5	40.6%	9.4%		171.2	47.3%	12.4%
Others		25.2	6.0%	1.4%		20.2	5.6%	1.5%
Total	Ps.	417.6	100.0%	23.1%	Ps.	362.1	100.0%	26.3%
1)
Calculated on the basis of net sales excluding the unbilled amount of the retroactive portion of the VAD increase charged to our non-residential customers, but including the full amount of the May 2007 CMM (Ps.49.6 million), which results in net sales of Ps. 1,810.6 million. These amounts are not intended to be representative of what they would have been if the retroactive tariff increase had been in effect only during the reported period.

Selling expenses

Our selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts. Selling expenses increased 37.2 % to Ps. 120.6 million in the year ended December 31, 2007 from Ps. 87.9 million in the year ended December 31, 2006, primarily as a result of a Ps. 19.1 million increase in our allowance for doubtful accounts attributable to the recording of an allowance for the full amount of receivables resulting from the supply of electricity to shantytowns that are not covered by the 2006 Framework Agreement (Acuerdo Marco) in light of the fact that the 2007 framework agreement has not yet been signed. We also recorded a Ps. 4.9 million increase in salaries and social security taxes, a Ps. 4.3 million increase in outsourcing attributable to price increases in our outsourcing services contracts, and a Ps. 2.0 million increase in taxes and charges due to the increase in municipal and the ENRE contributions. Our past due receivables decreased from 5.2 average days of sale in 2006 to 4.0 in 2007.

The following table sets forth the principal components of our selling expenses for the years indicated:

	Year ended December 31,
	2007			% on 2007 net sales (excluding unbilled retroactive adjustment) (1)	2006			% on 2006 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps.	25.4	21.0%	1.4%	Ps.	20.5	23.3%	1.5%
Allowance for doubtful accounts		30.7	25.4%	1.7%		11.6	13.2%	0.8%
Outsourcing		29.4	24.4%	1.6%		25.1	28.6%	1.8%
Taxes and charges		11.1	9.2%	0.6%		9.1	10.3%	0.7%
Others		24.0	20.0%	1.3%		21.6	24.7%	1.6%
Total	Ps.	120.6	100.0%	6.7%	Ps.	87.9	100.0%	6.4%

1)
Calculated on the basis of net sales excluding the unbilled amount of the retroactive portion of the VAD increase charged to our non-residential customers, but including the full amount of the May 2007 CMM (Ps.49.6 million), which results in net sales of Ps. 1,810.6 million. These amounts are not intended to be representative of what they would have been if the retroactive tariff increase had been in effect only during the reported period.

Administrative expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation, maintenance and advertising expenses. Administrative expenses increased 33.7% to Ps. 124.7 million in the year ended December 31,2007 from Ps. 93.3 million in the year ended December 31, 2006, primarily as a result of a Ps. 12.3 million increase in taxes on financial transactions due to an increase in collections and payments, a Ps. 6.0 million increase in outsourcing attributable to price increases in our outsourcing services contracts, a Ps. 5.4 million increase in advertising expenses (including institutional relations, radio advertising and community service programs) and a Ps. 4.9 million increase in salaries and social security taxes primarily attributed to an increase in compensation.

The following are the principal components of our administrative expenses for the years indicated:

	Year ended December 31,
	2007			% on 2007 net sales (excluding unbilled retroactive adjustment) (1)	2006			% on 2006 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps.	36.5	29.3%	2.0%	Ps.	31.6	33.9%	2.3%
Computer services		11.4	9.2%	0.6%		8.1	8.7%	0.6%
Outsourcing		10.9	8.7%	0.6%		4.9	5.3%	0.4%
Tax on financial transactions		31.5	25.3%	1.7%		19.2	20.5%	1.4%
Advertising expenses		15.4	12.3%	0.8%		10.0	10.7%	0.7%
Others		19.0	15.2%	1.0%		19.5	20.9%	1.4%
Total	Ps.	124.7	100.0%	6.9%	Ps.	93.3	100.0%	6.8%

(1)
Calculated on the basis of net sales excluding the unbilled amount of the retroactive portion of the VAD increase charged to our non-residential customers, but including the full amount of the May 2007 CMM (Ps.49.6 million), which results in net sales of Ps. 1,810.6 million. These amounts are not intended to be representative of what they would have been if the retroactive tariff increase had been in effect only during the reported period.

Net operating income (loss)

Our net operating income increased significantly from Ps. 35.9 million in the year ended December 31, 2006 to Ps. 429.2 million in the year ended December 31, 2007. This increase is largely due to the application of the VAD increase and the CMM adjustments described above and, to a lesser extent, the increase in energy and power capacity sold, which more than offset a Ps. 55.5 million increase in transmission and distribution expenses, a Ps. 31.4 million increase in administrative expenses and a Ps. 32.7 million increase in selling expenses.

Financial income (expenses) and holding gains (losses)

Financial income and holding gains generated by assets were Ps. 12.7 million in the year ended December 31, 2007, compared to Ps. 16.5 million in the year ended December 31, 2006. This decrease of Ps. 3.8 million is primarily due to a decrease of Ps. 3.8 million in the exchange results (Ps. 0.9 million exchange losses in the year ended December 31, 2007, compared to a Ps. 2.6 million exchange gain in the year ended December 31, 2006).

Financial expenses generated by liabilities which include financial interest, exchange results and other expenses, were Ps. 125.5 million in the year ended December 31,2007 compared to Ps. 140.0 million in the year ended December 31, 2006. This Ps. 14.5 million decrease is primarily the result of:

•
A Ps. 26.8 million decrease in interest expenses, mainly resulting from lesser adjustment by VAD increases in fines and penalties (Ps. 18.1 million in the year ended December 31,2007 compared to Ps. 47.0 million in the year ended December 31, 2006);

•	A Ps. 4.3 million decrease in financial expenses (which expenses for the year ended December 31, 2006 incorporated Ps. 10.1 million of costs relating to our initial public equity offering); and,

•	An increase of Ps. 16.6 million in exchange losses (Ps. 29.9 million in the year ended December 31, 2007, compared to the Ps. 13.3 million in the year ended December 31, 2006).

Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Buenos Aires

The retroactive portion of the tariff increase, which amounts in aggregate to Ps. 218.6 million, is being invoiced in 55 consecutive monthly installments to our non-residential customers, starting in February 2007. As of December 31, 2007, Ps. 47.3 million of the retroactive tariff adjustment has been invoiced to our non-residential customers.

In addition, in October 2006, we entered into a payment plan agreement with the Province of Buenos Aires with respect to amounts owed to us by the Province of Buenos Aires under the 2006 framework agreement, which amounted to Ps. 27.1 million. The amounts due under the payment plan agreement are being invoiced in 18 installments, starting in January 2007. As of December 31, 2007, the Province of Buenos Aires has paid Ps. 18.6 million.

In accordance with Argentine GAAP, we account for these long term financing plans at their net present value, which we calculate at a discount rate of 10.5%, recording the resulting non-cash charge as an adjustment to present value of these two receivables. We recorded a total non-cash charge of Ps. 29.6 million in the year ended December 31, 2007 as adjustment to present value of these receivables.

Gain on extinguishment of former debt

Our results of operations for the year ended December 31, 2006 included a net gain of Ps. 179.2 million related to the restructuring of our outstanding financial debt. We did not record any similar gain or loss in the year ended December 31, 2007.

Loss from the purchase and redemption of notes and adjustment to present value of purchase and redeemed notes

In 2007 in several transactions, we repurchased U.S. $43.7 million principal amount of our outstanding Fixed Rate Par Notes due 2016 and U.S. $218.0 million principal amount of our outstanding Discount Notes due 2014. We also redeemed U.S. $22.0 million principal amount of our outstanding Discount Notes due 2014. These transactions generated a net loss of Ps. 18.8 million.

Adjustment to present value of notes

We record our financial debt on our balance sheet at the fair value reflecting our management’s best estimate of the amounts expected to be paid at each year end. The fair value is determined as the present value of the future cash flows to be paid (including payment of interest) under the terms of the debt discounted at a rate commensurate with the risk of the debt instrument and time value of money. In 2006, we restructured all of our outstanding debt after receiving approval from holders of 100% of our defaulted debt. We did not record any adjustment to present value before 2006 because our financial debt was in default. The adjustment to present value of the future cash flows of the debt issued in the restructuring, using a market interest rate of 10% in 2006 and 10.5% in 2007, generated an accounting loss of Ps. 21.5 million in the year ended December 31, 2007 and an accounting gain of Ps. 57.1 million in the year ended December 31, 2006 related to the non-cash adjustment to present value of payments due on our debt instruments issued in April 2006.

Other income (expenses), net

Other income (expenses), net, includes mainly voluntary retirements, severance payments and accrual for lawsuits. We recorded a gain of Ps. 1.0 million in the year ended December 31, 2007 compared to a loss of Ps. 22.9 million in the year ended December 31, 2006, mainly comprised by accrued litigation (Ps. 16.8 million) and voluntary retirements (Ps. 7.2 million) which were partially offset by the reimbursement of certain capex incurred in connection with the power lines removal required by the urban highway company, Autopistas Urbanas S.A. (Ps. 7.2 million), which expenses were recorded in the same year end and by the recognition by Electricité de France (EDF) of a credit in respect of the technical assistance fees already paid by us for the period from September 2005 to September 2007 and the recovery of expenses related to the public offering of capital stock (Ps. 14.5 million).

Income tax

We recorded an income tax charge of Ps. 125.0 million in the year ended December 31, 2007, compared to a gain of Ps. 167.2 million in the year ended December 31, 2006. The income tax gain recorded in the year ended December 31, 2006 resulted from the partial reversal of the allowance for impairment of value of deferred tax assets (which was mainly due to the fact that management estimated on December 31, 2006, that our tax loss carry-forward would be partially offset against future taxable income as a result of the anticipated increase in our VAD at the time).

The income tax charge of Ps. 125.0 million recorded in the year ended December 31, 2007 is attributable to:

(i)
the reversal of the deferred tax asset related to the use of the tax loss carry-forward due to a significant increase in our taxable income which was partially offset by a tax deduction for the ENRE fines and penalties in 2007; and,

(ii)
an increase in the allowance for impairment of deferred tax assets due to the fact that management estimated that a higher portion of our tax loss carry-forward would not be offset against future taxable income before expiring at the end of 2007.

Net income (loss)

We recorded net income of Ps. 122.5 million in the year ended December 31, 2007, compared to net income of Ps. 293.1 million in the year ended December 31, 2006. This decrease is mainly attributable to the recording of a Ps.125.0 million income tax charge in 2007 (compared to Ps. 167.2 million income tax gain in 2006), which more than offset a significant increase in our pre-tax net income resulting from the application of the VAD increase charged to our non-residential customers (including all the CMM adjustments) and the recording of the full amount of the retroactive portion of the increase in VAD charged to our non-residential customers for the period from November 1, 2005 to January 31, 2007.

Year ended December 31, 2006 compared with year ended December 31, 2005

Net sales

Our net sales increased 9.2% to Ps. 1,378.3 million in the year ended December 31, 2006, from Ps. 1,262.2 million in the year ended December 31, 2005, due to a 4.7% increase in energy sales and a 65.3% reduction in fines and penalties. Net energy sales represented 97.7% of our net sales in the year ended December 31, 2006 and 98.1% in the year ended December 31, 2005. Late payment charges, pole leases and connection charges represented the remainder of our net sales.

Energy sales increased 4.7% to Ps. 1,372.5 million in the year ended December 31, 2006, from Ps. 1,311.0 million in the year ended December 31, 2005, primarily as a result of a 6.1% increase in the volume of energy sold (16,632 GWh sold in the year ended December 31, 2006 from 15,677 GWh sold in the year ended December 31, 2005). The increase in volume in 2006 compared to 2005 is attributable to:

•	a 4.3% increase in the average GWh consumption per customer, which we believe is due to the general improvement in macroeconomic conditions in Argentina; and

•	a 1.7% increase in the number of our customers.

Electric power purchases

Our electric power purchases increased 5.5% to Ps. 799.1 million for the year ended December 31, 2006 from Ps. 757.7 million for the year ended December 31, 2005, primarily due to a 5.8% increase in the volume of electricity purchased (excluding wheeling system demand) (15,489 GWh in the year ended December 31, 2006 from 14,639 GWh in the year ended December 31, 2005) resulting from an increase in demand, which we believe was attributable to an improvement in macroeconomic conditions in Argentina and to a shift by a number of our wheeling system customers (for whom we do not purchase energy) to the industrial category of customers. The shift of our wheeling system customers to industrial customers resulted in a 7.6% increase in energy purchased in the industrial customer category. Total energy demand (including wheeling system demand) increased 6.1% in 2006.

Gross margin

Our gross margin increased 14.8% to Ps. 579.3 million in the year ended December 31, 2006 from Ps. 504.5 million in the year ended December 31, 2005. Our gross margin as a percentage of net sales increased to 42.0% in the year ended December 31, 2006 from 40.0% in the year ended December 31, 2005, due to a reduction in fines and penalties and an increase in energy sales and pole leases.

Transmission and distribution expenses

Transmission and distribution expenses increased 4.6% to Ps. 362.1 million in the year ended December 31, 2006 from Ps. 346.1 million in the year ended December 31, 2005 due to a Ps. 22.5 million increase in salaries and social security taxes attributable to an increase in compensation required by the terms of our collective bargaining agreements and applicable labor regulations, and a Ps. 15.5 million increase in outsourcing attributable to price increases in outsourcing service contracts and increases in projects to make improvements to our network in November and December of 2006 and in our program to address any service issues more quickly and effectively during the summer months. These increases were partially offset by a Ps. 19.8 million decrease related to fees owed to EDF S.A., following the renegotiation of our operating agreement with EDF S.A. in September 2005. We anticipate further increases in salaries and social security taxes in our transmission and distribution activities in the near future, which we will seek to recover through the Cost Monitoring Mechanism contemplated by the Adjustment Agreement.

The following are the principal components of our transmission and distribution expenses for the periods indicated:

	Year ended December 31,
	2006			2005
	(in millions of Pesos and in %)
Salaries and social security taxes	Ps.	96.8	26.7%	Ps.	74.3	21.5%
Supplies consumption		20.1	5.6%		16.6	4.8%
Outsourcing		53.8	14.9%		38.3	11.1%
Depreciation of property, plant and equipment		171.2	47.3%		175.6	50.7%
Technical assistance fee/operating agreement(1)		7.1	2.0%		26.9	7.8%
Others		13.1	3.6%		14.4	4.1%
Total	Ps.	362.1	100.0%	Ps.	346.1	100.0%

(1)	Replaced operator fee as from 2005.

Administrative expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, legal actions and administrative systems maintenance, taxes on financial transactions and advertising.

Administrative expenses increased 28.0% to Ps. 93.3 million in the year ended December 31, 2006 from Ps. 72.9 million in the year ended December 31, 2005, primarily as a result of:

•	a Ps. 3.8 million (24.2%) increase in other expenses attributable mainly to a Ps. 3.5 million increase in depreciation of property, plant and equipment;

•
a Ps. 6.6 million (26.4%) increase in salaries and social security taxes attributable to an increase in compensation required by the terms of our collective bargaining agreements and applicable labor regulations;

•
a Ps. 5.9 million increase in advertising expenses (including institutional relations, radio advertising and community service programs principally related to a special program targeting efficient energy use among our customers); and

•	a Ps. 1.9 million (30.6%) increase in computer services due mainly to the scheduled renewal of our software licenses.

The following are the principal components of our administrative expenses for the periods indicated:

	Year ended December 31,
	2006		%	2005		%
	(in millions of Pesos)
Salaries and social security taxes	Ps.	31.6	33.9%	Ps.	25.0	34.3%
Computer services		8.1	8.7		6.2	8.5
Outsourcing		4.9	5.3		4.8	6.6
Advertising expenses		10.0	10.7		4.1	5.6
Tax on financial transactions		19.2	20.6		17.1	23.4
Others		19.5	20.9		15.7	21.4
Total	Ps.	93.3	100.0%	Ps.	72.9	100.0%

Selling expenses

Our selling expenses include expenses related to services to customers at our commercial offices, billing management, invoice mailing, collection, and collection procedures, as well as allowances for doubtful accounts.

Selling expenses increased 2.2% to Ps. 87.9 million in the year ended December 31, 2006 from Ps. 86.0 million in the year ended December 31, 2005, primarily as a result of a Ps. 3.0 million increase in outsourcing attributable to a price increase in outsourcing services contracts and a Ps. 2.1 million increase in salaries and social security taxes attributable to an increase in compensation required by the terms of our collective bargaining agreements and applicable labor regulations. These increases were partially offset by a Ps. 6.4 million decrease in our allowance for doubtful accounts attributable to a decline in late payments. Our allowances for doubtful accounts represented 8.6% of our trade receivables at December 31, 2006, compared to 8.0% at December 31, 2005.

The following are the principal components of our selling expenses for the periods indicated:

	Year ended December,
	2006		%	2005		%
	(in millions of Pesos)
Salaries and social security taxes	Ps.	20.5	23.3%	Ps.	18.4	21.4%
Allowance for doubtful accounts		11.6	13.2		18.0	20.9
Outsourcing		25.1	28.6		22.1	25.7
Taxes and charges		9.1	10.3		9.0	10.5
Others		21.6	24.6		18.5	21.4
Total	Ps.	87.9	100.0%	Ps.	86.0	100.0%

Net operating income (loss)

Net operating income increased to Ps. 35.9 million in the year ended December 31, 2006 from a loss of Ps. 0.4 million in the year ended December 31, 2005, primarily as a result of the Ps. 74.8 million (14.8%) increase in our gross margin, which was partially offset by the Ps. 20.4 million (28.0%) increase in administrative expenses and a Ps. 16.0 million (4.6%) increase in transmission and distribution expenses.

Financial income (expenses) and holding gains (losses)

Financial income and holding gains generated by assets represented a gain of Ps. 16.5 million in the year ended December 31, 2006, compared to a gain of Ps. 14.4 million in the year ended December, 2005, due primarily to an increase in interest income to Ps. 13.9 million in 2006 from Ps. 12.9 million in 2005, which was mainly attributable to interest earned on past due receivables.

Financial expenses generated by liabilities primarily include financial interest, exchange gains and losses, adjustments to fines and penalties, if any, and other expenses. Financial expenses generated by liabilities for the year ended December 31, 2006 represented a loss of Ps. 140.0 million compared to a loss of Ps. 162.9 million in the year ended December 31, 2005. This improvement was primarily due to a significant reduction in interest expense (to Ps. 54.3 million in 2006 from Ps. 119.5 million in 2005) as a result of our debt restructuring, and to a lower variation in the value of the Peso against the U.S. Dollar and a reduction in our U.S. Dollar-denominated debt, which resulted in lower exchange losses (Ps. 13.3 million in the year ended December 31, 2006 compared to Ps. 29.0 million in the year ended December 31, 2005). These results were partially offset by a Ps. 47.0 million increase attributable to an adjustment we made to our fines and penalties in order to comply with the Adjustment Agreement and by an increase in financial expenses (to Ps. 25.4 million in the year ended December 31, 2006 from Ps. 14.1 million in the year ended December 31, 2005), mainly attributable to a Ps. 8.0 million financial assistance fee paid to EASA and to expenses related to our initial public offering totaling Ps. 10.7 million. We were required to make an adjustment to a portion of our accrued fines and penalties to reflect the recent increase to our VAD pursuant to the Adjustment Agreement and the May 2006 CMM.

Financial debt result, net

Our results of operations for the year ended December 31, 2006 include the gain related to the extinguishment of former debt. We recorded a non-recurring net gain of Ps. 179.2 million in 2006, reflecting the recognition of a Ps. 55.3 million waiver of principal amount on our financial debt, a Ps. 75 million waiver of accrued interest on our financial debt and a Ps. 65.7 million waiver of penalties related to the non-payment of our financial debt, which more than offset Ps. 16.8 million in related restructuring costs.

Adjustment to present value of notes

We recorded a gain of Ps. 57.1 million as a result of the adjustment to present value of payments due on our new debt instruments issued in our debt restructuring. We did not record any adjustment to present value in the year ended December 31, 2005 because our financial debt was in default. See “—Critical accounting policies and estimates—Financial debt.”

Other income (expenses), net

Other (expenses) income, net, includes principally voluntary retirements and terminations, severance, revenues from outsourcing services we provide to third parties, net revenues or expenses from technical transportation services between electricity distribution companies and accrual for lawsuits. We recorded other expenses, net, of Ps. 22.9 million in the year ended December 31, 2006, compared to other expenses, net, of Ps. 0.7 million in the year ended December 31, 2005, primarily as a result of the forgiveness of the debt with EDF concerning an operator compensation fee of Ps. 25.9 million owed to EDF for services rendered in 2005, which was renegotiated in September 2005.

Income tax

We recorded a Ps. 167.2 million income tax gain in the year ended December 31, 2006 due to the partial reversal of the allowance for impairment of deferred tax assets, the effect of which is recognized in our statement of income in accordance with Argentine GAAP. This partial reversal was a consequence of the effect of the ratification of the Adjustment Agreement in January 2007 and the effect of the restructuring of our debt in April 2006, which will generate taxable income that will offset the tax loss carryforwards that arose in 2002.

Net income (loss)

We recorded net income of Ps. 293.1 million for the year ended December 31, 2006, compared to net loss of Ps. 149.6 million for the year ended December 31, 2005, primarily as a result of the gains recorded in connection with the restructuring of our outstanding financial debt (including the adjustment to present value of the notes issued in the restructuring) and the related recognition in income of the partial reversal of the allowance for impairment of deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

Sources and uses of funds

Historically, our sources of liquidity have been cash flow from operations and long-term borrowings. However, our ability to access the capital and bank loan markets was effectively eliminated as a result of the economic crisis in Argentina and our resulting default on our then-outstanding financial debt, as well as the Argentine government’s imposition of transfer restrictions on payments of foreign financial obligations. We have recovered the ability to incur new financial debt with the closing of our financial debt restructuring in April 2006. See “—Debt.”

We expect to make capital expenditures amounting to approximately U.S. $85 million on average per year over the next five years. Our principal uses of cash are expected to be capital expenditures and our financial debt service obligations. We expect that our principal source of liquidity will be cash flow from operations and, to a lesser extent, short-term and long-term borrowings, which we expect will be sufficient to meet our capital requirements in the near future. In particular, we may need to incur indebtedness in the long-term to refinance a portion of our outstanding debt as it becomes due. However, we are subject to limitations on our ability to incur new debt and to use our excess cash under the terms of our restructured debt instruments. See “—Debt.”

The table below reflects our cash position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	Year ended December 31,
	2007		2006		2005
	(in millions of Pesos)
Cash at the beginning of the year	Ps.	32.7	Ps.	308.1	Ps.	251.1
Net cash provided by operating activities		427.2		215.0		181.5
Of which:
Financial interest paid, net of interest capitalized		(25.5)		(26.7)		(46.5)
Net cash used in investing activities		(336.9)		(179.7)		(124.5)
Net cash used in financing activities		(21.8)		(310.8)		—
Cash at the end of the year	Ps.	101.2	Ps.	32.7	Ps.	308.1

On April 24, 2006, we completed a comprehensive restructuring of all of our outstanding financial debt, pursuant to which we made significant cash payments to holders of our then-outstanding debt as part of the consideration of the restructuring.

Net cash provided by operating activities

Net cash provided by operating activities increased by 98.7 % to Ps. 427.2 million in the year ended December 31, 2007, compared to Ps. 215.0 million in the year ended December 31, 2006. This increase is attributable to positive adjustments to net income for non-cash charges in the year ended December 31, 2007, including Ps. 174.4 million for depreciation of property, plant and equipment, Ps. 125.0 million for income taxes, Ps. 69.5 million for exchange difference, interest and penalties on loans, Ps. 31.9 million for the repurchases of notes, Ps. 29.8 million for the adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Buenos Aires, and Ps. 21.5 million for adjustment to present value of notes, among others, which more than offset a negative change in assets and liabilities of Ps. 113.1 million in the year ended December 31, 2007. This negative change in operating assets and liabilities is primarily due to a Ps. 205.9 million increase in accounts receivable related to the recognition of the retroactive portion of the VAD increase in the year ended December 31, 2007 and, to a lesser extent, a Ps. 18.4 million increase in supplies and a Ps. 10.8 million increase in other receivables, which were partially offset by a Ps. 52.7 million increase in trade accounts payable, a Ps 33.9 million increase in other liabilities and allowances, and a Ps. 22.4 million increase in taxes payable.

Net cash provided by operating activities increased 18.5% to Ps. 215.0 million in 2006, from Ps. 181.5 million in 2005. This significant increase in cash flow is attributable mainly to a positive change in operating assets and liabilities of Ps. 127.1 million in 2006 compared to a change of Ps. 57.2 million in 2005, in addition to the decrease in the amount of financial interest paid, net of interest capitalized (Ps. 26.7 million) as a consequence of the debt restructuring process in 2006, compared to financial interest of Ps. 46.5 million paid in 2005. The principal changes in operating assets and liabilities that contributed to the positive cash flow in 2006 were:

•	a Ps. 67.1 million increase in trade accounts payable (compared to a Ps. 54.4 million increase in 2005), which reflected principally increased energy purchases due to growing demand in our area,

•
a Ps. 91.7 million increase in other liabilities (compared to a Ps. 36.8 million increase in 2005), attributable primarily to an increase in unpaid fines owed to the ENRE (Ps. 24.5 million), an adjustment (Ps. 47.0 million) attributable to the amount of fines and penalties payable pursuant to the ratification of the Adjustment Agreement and fees and expenses related to our debt restructuring and our initial public offering (Ps. 11.1 million), and

•
a Ps. 25.2 million increase in salaries and social security taxes payable (compared to a Ps. 4.5 million increase in 2005), as a consequence of a greater provision for paid holidays and higher debt for early retirements.

The positive impact of these changes were partially offset by:

•	a Ps. 39.0 million increase in trade receivables in 2006 (compared to a similar amount in 2005) attributable mainly to an increase in energy sales, and

•
a Ps. 23.1 million increase in other receivables due primarily to payments of tax on presumptive minimum income (Ps. 19.9 million), which we expect to be able to set off against future income tax liabilities.

Net cash provided by operating activities was Ps. 181.5 million in the year ended December 31, 2005, despite a net loss of Ps. 149.6 million for the year. Our operating cash flow is attributable to positive adjustments to our net loss for non-cash charges in the year ended December 31, 2005, including Ps. 178.4 million for depreciation of property, plant and equipment and Ps. 139.0 million for exchange difference, interest and penalties on loans, as well as to a positive change in assets and liabilities of Ps. 57.2 million, which was partially offset by Ps. 46.5 million in financial interest paid.

The principal changes in assets and liabilities that contributed to the positive cash flow in 2005 were:

•	a Ps. 54.4 million increase in trade accounts payable in 2005,

•	a Ps. 23.6 million increase in taxes payable in 2005,

•	a Ps. 36.8 million increase in other liabilities in 2005, and

•	a slight increase in salaries and social security taxes and accrued litigation in 2005.

This positive impact was partially offset by:

•
a Ps. 37.1 million increase in our trade receivables in 2005, which reflected an increase in amounts owed to us by the Argentine government and the Province of Buenos Aires under the framework agreement for electricity provided to shantytowns,

•
a Ps. 27.2 million increase in other receivables in 2005, which reflected an increase in pre-judgment attachments by the ENRE for unpaid fines (which we record as receivables until a final decision is rendered), and

•	a slight increase in supplies.

Net cash used in investing activities

Net cash used in investing activities increased by 87.5 % to Ps. 336.9 million for the year ended December 31, 2007 from Ps. 179.7 million for the year ended December 31, 2006. This increase was principally due to a 73.4% increase in supplies, a 54.5% increase in network maintenance and improvements and a 43.0% increase in legal requirements.

During 2006, net cash used in investing activities increased by 44.3% to Ps. 179.7 million from Ps. 124.5 million in 2005. Net cash used in investing activities decreased by 0.5% to Ps. 124.5 million for the year ended December 31, 2005 from Ps. 125.1 million for the year ended December 31, 2004.

The changes in net cash used in investing activities in each of these periods were primarily due to variations in our capital expenditures in accordance with the investment plan initially contemplated by the Adjustment Agreement. See “—Capital expenditures.”

Net cash used in financing activities

On April 24, 2006, we completed a comprehensive restructuring of all of our outstanding financial debt, pursuant to which we made significant cash payments (Ps. 310.8 million) to holders of our then-outstanding debt as part of the restructuring.

On April 30, 2007, we completed a capital increase (in the form of an initial public offering in local and international markets) pursuant to which we received Ps. 181.8 million in cash contributions. In May 2007, we used a portion of the proceeds of the capital increase (Ps. 110.9 million) to repurchase part of our outstanding financial debt.

On October 9, 2007 we issued our U.S. $220,000,000 10.5% Senior Notes due 2017. We used the proceeds from that offering to repurchase U.S. $204.0 million aggregate principal amount of our Discount Notes due 2014, which were redeemed in full through several transactions during the period from October through December 2007. We used the balance of the proceeds from the October debt offering or capital expenditures and working capital purposes.

Capital expenditures

Our concession does not require us to make mandatory capital expenditures. Our concession does, however, set forth specific quality standards that become progressively more stringent over time, which require us to make additional capital expenditures. Financial penalties are imposed on us for non-compliance with the terms of our concession, including quality standards.

Prior to our privatization, a low level of capital expenditures and poor maintenance programs adversely affected the condition of our assets. After our privatization in 1992, we developed an aggressive capital expenditure plan to update the technology of our productive assets, renew our facilities and expand energy distribution services, automate the control of the distribution network and improve customer service. Following the crisis, however, the freeze of our distribution margins and the pesification of our tariffs and our inability to obtain financing, coupled with increasing energy losses, forced us to curtail our capital expenditure program and make only those investments that were necessary to permit us to comply with quality of service and safety and environmental requirements, despite increases in demand in recent years.

We are currently subject to limitations on the amount of non-mandatory capital expenditures we may make in a given year pursuant to the terms of our restructured debt instruments. Under these debt instruments, we may make the following amounts (or its equivalent in other currencies) of non-mandatory capital expenditures:

•	U.S. $88 million in 2008,

•	U.S. $99 million in 2009,

•	U.S. $90 million in each of 2010 and 2011,

•	U.S. $86 million in 2012,

•	U.S. $90 million in 2013,

•	U.S. $86 million in 2014,

•	U.S. $87 million in 2015, and

•	U.S. $90 million in 2016.

In addition, we may carry over unused amounts of permitted capital expenditures and use these amounts to make additional capital expenditures in future years, so long as these additional capital expenditures do not exceed the amount of permitted capital expenditures for the prior year. We are not subject to any limitations on the amount of capital expenditures we are required to make pursuant to our concession and applicable laws or regulations.

We believe that the limits on capital expenditures in the restructuring indenture currently exceed our anticipated expenditures during each specified period.

Our capital expenditures consist of net cash used in investing activities during a specified period plus supplies purchased in prior periods and used in such specified period. The following table sets forth our actual capital expenditures for the years indicated:

	Year ended December 31,
	2007		2006		2005
	(in millions of Pesos)
Supplies	Ps.	235.3	Ps.	146.1	Ps.	62.3
Network maintenance and improvements		70.0		45.3		40.5
Legal requirements(1)		12.3		8.6		8.3
Communications and telecontrol		7.0		8.8		4.6
Others		18.1		6.9		8.8
Total	Ps.	342.7	Ps.	215.7	Ps.	124.5

(1)	Capital expenditures required to be made to comply with the ENRE quality standard and other regulations.

Pursuant to the Adjustment Agreement, we were required to make capital expenditures totaling approximately Ps. 204 million in 2006. Although the Adjustment Agreement was not in force in 2006, we complied with our capital expenditure requirements under the Adjustment Agreement in 2006, except for the commencement of the Malaver project, which was subject to the ratification of the Adjustment Agreement.

In 2007, in accordance with our capital expenditure program, we invested Ps. 342.7 million. Energy demand increased by 8.2% and power demand increased by 6.8% in 2007. In order to keep pace with this growth in demand, an important portion of our investments were designed to meet the demands of the increase in our customer base and to improve our grid. In addition, we made investments in order to meet our quality standards levels and to maintain the level of past due receivables. Likewise, important investments were made to eliminate DPC transformers.

Our capital expenditure program for 2008 contemplates total expenditures of Ps. 305 million. We can give no assurance that actual expenditure will not be lower or exceed our current estimate.

Debt

The economic crisis in Argentina had a material adverse effect on our operations. The devaluation of the Argentine Peso caused the Peso value of our U.S. Dollar-denominated indebtedness to increase significantly, resulting in significant foreign exchange losses and a significant increase, in Peso terms, in our debt service requirements. At the same time, our cash flow remained Peso-denominated and our distribution margins were frozen and pesified by the Argentine government pursuant to the Public Emergency Law. Moreover, the economic crisis in Argentina had a significant adverse effect on the overall level of economic activity in Argentina and led to deterioration in the ability of our customers to pay their bills. These developments caused us to announce on September 15, 2002 the suspension of principal payments on our debt. On September 26, 2005, our board of directors decided to suspend interest payments on our debt until the restructuring of this debt was completed.

The purpose of the restructuring was to restructure all, or substantially all, of our outstanding debt, in order to obtain terms that will enable us to service our debt. We believe that the restructuring was the most effective and equitable means of addressing our financial difficulties for the benefit of the company and our creditors. We developed a proposal that we believed was necessary to address our financial and liquidity difficulties, while we continued to pursue tariff negotiations with the Argentine government to improve our financial condition and operating performance.

On January 20, 2006, we launched a voluntary exchange offer and consent solicitation to the holders of our outstanding financial debt. All of these holders elected to participate in the restructuring and, as a result, on April 24, 2006, we exchanged all of our then-outstanding financial debt for three series of newly-issued notes, which we refer to as the restructuring notes:

•
U.S. $123,773,586 Fixed Rate Par Notes due December 14, 2016 (of which U.S. $80,047,997 remains outstanding as of December 31, 2007), with approximately 50% of the principal due and payable at maturity and the remainder due in semiannual installments commencing June 14, 2011, and bearing interest starting at 3% and stepping up to 10% over time;

•
U.S. $12,656,086 Floating Rate Par Notes due December 14, 2019 (of which U.S. $12,656,086 remains outstanding as of December 31, 2007), with the same payment terms as the Fixed Rate Par Notes and bearing interest at LIBOR plus a spread, which starts at 1% in 2008 and steps up to 2% over time; and

•
U.S. $239,999,985 Discount Notes due December 14, 2014 (as of December 31, 2007, none of our Discount Notes due 2014 were outstanding), with 60% of the principal due and payable at maturity and the remainder due in semiannual installments commencing on June 14, 2008, and bearing interest at a fixed rate that starts at 3% and steps up to 12% over time.

We are subject to a number of restrictive covenants under the terms of the restructuring notes, including the following:

•	limitations on our ability to sell or pledge assets or make investments in third parties;

•	limitations on our ability to incur new indebtedness;

•	limitations on our ability to make capital expenditures;

•	limitations on our ability to pay dividends;

•	limitations on our ability to repurchase our common shares; and

•	limitations on our ability to enter into transactions with shareholders and affiliates other than on an arm’s length basis.

Upon a change of control (as defined in the indenture for the restructuring notes), each holder of the restructuring notes will have the right to require us to repurchase all or a portion of that holder’s notes at par plus accrued and unpaid interest and additional amounts (as defined in the indenture), if any, pursuant to an offer made by us on terms set forth in the indenture.

In addition, the terms of the restructuring notes require us to apply our excess cash (as defined in the indenture for the restructuring notes) to specific uses, including prepayments or repurchases of the notes. The indenture for the restructuring notes defines excess cash for these purposes as our earnings before interest expenses, taxes, depreciation and amortization charges (EBITDA, as defined in the indenture for the restructuring notes) during a given six-month period, after adjustments to reflect negative or positive changes in our working capital and deductions for borrowings, scheduled debt payments, prepayments, redemptions or repurchases of our debt, capital expenditures, certain permitted investments, taxes and other cash expenses, in each case during the same six-month period. If we generate excess cash (as defined in the indenture) during any six-month period in which our leverage ratio (defined in the indenture as our total indebtedness over our 12-month EBITDA) is greater than 2.5, we will be required to use a portion of our excess cash to prepay or repurchase the restructuring notes. If our leverage ratio is:

•	greater than 2.5, but not greater than 3.0, we must apply 50% of our excess cash to prepay or repurchase restructuring notes;

•
greater than 3.0, but not greater than 3.5, we must apply 75% to prepay or repurchase restructuring notes, unless we commit to use 50% of the excess cash for capital expenditures, in which case we must apply the remaining 50% to prepay or repurchase restructuring notes, and

•	greater than 3.5, we must apply all of our excess cash to prepay or repurchase restructuring notes.

We are entitled to use any excess cash not allocated to debt prepayments or repurchases as set forth above for any purpose at our discretion, including dividend payments. In addition, most of the restrictive covenants set forth in the restructuring indenture will be suspended or adjusted if we attain an international investment grade rating on our long-term debt or if our leverage ratio (as defined in the indenture) is equal or lower to 2.5.

Following the closing of our initial public offering in May 2007, through various market transactions, we repurchased a part of our outstanding Fixed Rate Par Notes due 2016 and Discount Notes due 2014.

In October 2007, we completed an offering of U.S. $220 million aggregate principal amount of our 10.5% Senior Notes due 2017, which we refer to as the senior notes. The terms of the senior notes are substantially similar to those of our restructuring notes, except that the senior notes are not subject to the covenants relating to mandatory prepayments with excess cash and limitation on capital expenditures.

Following the closing of our October 2007 offering, we used a substantial portion of the proceeds from that offering to redeem in full our Discount Notes due 2014 in several transactions throughout the period from October through December 2007.

In addition, during 2007, we repurchased in U.S. $43.7 million principal amount of our Fixed Rate Par Notes due December 14, 2016 in several transactions.

As of December 31, 2007, the aggregate principal amount of our outstanding debt was U.S. $312.7 million.

We are currently in compliance with all of our financial debt covenants. Due to the recognition in revenues during 2007 of the retroactive portion of the VAD increase (including CMM), which amounted in aggregate to Ps. 218.6 million, we believe that these covenants will be suspended effective January 1, 2008, although we expect, based on current conditions, our Leverage Ratio to exceed 2.5 by July 1, 2008.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

A summary of our significant accounting policies is included in notes 2 and 3 of our audited financial statements, which are included in this annual report. The preparation of financial statements requires our management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying footnotes. Our estimates and assumptions are based on historical experiences and changes in the business environment. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results and require management’s most subjective judgments. Our most critical accounting policies and estimates are described below.

Allowance for doubtful accounts

Our trade receivables include services billed but not collected, and services accrued but not billed as of the end of each period, net of an allowance for doubtful accounts. The allowance for doubtful accounts is assessed based on the historical levels of collections for services billed through the end of each period and subsequent collections. Future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in the assessment for each period. The related charges to the allowance for doubtful accounts are included in selling expenses.

	Year ended December 31,
	2007	2006	2005
	(in millions of Ps. )
Allowance for doubtful accounts:
Beginning balance	25.6	20.2	33.8
Additions	30.1	10.9	18.0
Retirements	(15.7)	(5.5)	(31.6)
Ending balance	40.0	25.6	20.2

As of December 31, 2007, 2006 and 2005, the allowance for doubtful accounts was Ps. 40.0 million, Ps. 25.6 million and Ps. 20.2 million, respectively. During 2007, 2006 and 2005, the additions to the allowance for doubtful accounts amounted to Ps. 30.1 million, Ps. 10.9 million, Ps. 18.0 million, respectively, and the retirements amounted to Ps. 15.7 million, Ps. 5.5 million and Ps. 31.6 million, respectively. The increase in 2007 is primarily the result of uncertainty on the collectability of the electricity provided to Shantytowns during 2007, which will be dependent on the outcome of ongoing negotiations with respect to a new framework agreement. See “Item 4. Information on the Company—Framework agreement (Shantytowns).” During 2005, there was a recovery of the allowance for doubtful accounts amounting to approximately Ps. 8.0 million, mainly due to the effects of the framework agreement, which led to changes in management’s prior assessment of our ability to collect the related accounts receivables.

Revenue recognition

We recognize our revenues from operations, which relate primarily to electricity distribution, on an accrual basis. These revenues include energy supplied (whether billed or unbilled) at year-end, valued on the basis of applicable tariffs. We also recognize revenues from other components of our distribution services, such as new connections, pole rentals and the transportation of energy to other distribution companies. We recognize revenues when our revenue earning process has been substantially completed, the amount of revenues may be reasonably measured and we believe we are entitled to enjoy the economic benefit derived from such revenues. During 2007, we recognized the retroactive increase in revenues resulting from the tariff increase pursuant to the ratification of the Adjustment Agreement when the ENRE issued its resolution authorizing our new tariff schedule with respect to non-residential customers for the period from November 2005 through January 31, 2007, and subsequently published such resolution in the Argentine Official Gazette on February 5, 2007.

On October 4, 2007 the Official Gazette published Resolution N° 1037/2007 of the National Energy Secretariat. This resolution establishes that the amounts paid by us for the Quarterly Adjustment Coefficient (CAT) implemented by Section 1 of Law Nº 25,957, as well as the amounts corresponding to the CMM for the period from May 2006 through April 2007, have to be deducted from the funds collected under the PUREE, until their transfer to the tariff is granted by the regulatory authority. The resolution also establishes that the CMM adjustment for the period from May 2006 through April 2007, in effect as of May 1, 2007, amounts to 9.63%. Additionally, on October 25, 2007 the ENRE issued Resolution Nº 710/2007, which approves the use of the PUREE as a CMM compensation mechanism. In accordance with this resolution, we recognize the revenues resulting from the 9.63% CMM adjustment and collected through the PUREE funds.

Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets for impairment. Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recovered. Until December 31, 2005, we considered the carrying value of the long-lived assets to be impaired when the expected undiscounted cash flows were less than their carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeded the fair market value of the long-lived assets. Fair market value was determined as of December 31, 2007 primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. We have made projections in order to determine the recoverable value of our non current assets based on the estimated outcome of the RTI. As from January 1, 2006, the comparison of carrying values and recoverable values of certain assets are calculated using discounted cash flows instead of undiscounted cash flows. No impairment was recognized during the periods presented. We do not foresee likely circumstances in the near future that would result in the recognition of an impairment of long-lived assets.

Accrued litigation

We recognize contingent liabilities with respect to existing or potential claims, lawsuits and other legal proceedings and record an accrual for litigation when it is probable that future costs will be incurred and these costs can be reasonably estimated. These accruals are based on the most recent developments, our assessment of the likely outcome of the litigation and our counsel’s advice in dealing with, litigating and settling this and other similar legal matters. Changes to the accrual may be necessary if future events differ substantially from the assumptions used in the assessment for each period. In 2007, we recorded a net increase to our accrual for litigation of Ps. 16.2 million due to new litigation and changes in our valuation of existing litigation. Our accrual for litigation amounted to Ps. 82.7 million at December 31, 2007, Ps. 66.5 million at December 31, 2006 and Ps. 57.0 million at December 31, 2005.

Income tax and tax on presumptive minimum income

Until December 31, 2002, we determined our income tax charge by applying the legal tax rate of 35% to our taxable income for the year. During this period, the effect of temporary differences between book value and the taxable basis of our assets and liabilities was not considered. Since 2003, current generally accepted accounting principles in Argentina require us to determine the income tax charge under the deferred tax method. This method involves the recognition of certain assets and liabilities in cases where there is a temporary difference between the accounting valuation and the tax valuation of those assets and liabilities, excluding differences in price levels on assets and liabilities as adjusted for inflation and their historical tax basis, which are treated as permanent differences.

As of December 31, 2005 and 2004, a valuation allowance had been recorded in our financial statements to reduce the deferred tax assets. Based on available information as of the end of each of those years, it was more likely than not that these deferred tax assets would not be realized. The amount of the valuation allowance is based on various factors, such as historical taxable income, projected future taxable income, the experience with previous tax audits and different interpretations of tax regulations by the tax authority. As of December 31, 2006, the valuation allowance of the deferred tax assets was partially reversed mainly due to the fact that, as a consequence of the ratification of the Adjustment Agreement in January 2007 and the renegotiation of our financial debt in April 2006, we have expected to generate taxable income allowing us to offset a significant portion of the tax loss carryforwards we generated in 2002 before such offset becomes barred by the applicable statute of limitations. The reversal of the deferred tax asset related to the tax loss carryforward due to a significant increase in our taxable income, which was partially offset by the tax deduction of the ENRE penalties in 2007. The table below summarizes our tax loss carryforwards as of December 31, 2007, in thousands of Pesos:

	Amount	Tax Rate 35%	Year Expiring
Tax loss carryforward in 2002	98,519	34,482	2007
Tax loss carryforward in 2005	23,761	8,316	2010
Total tax loss carryforward as of December 31, 2007	122,280	42,798

Labor cost liabilities

Labor cost liabilities and early retirement payables correspond to the following charges:

•	paid leave for accumulated vacation;

•	bonuses to employees with a specified number of years of employment and who are included in our collective bargaining agreements;

•	benefits to employees (pension plan) which are included in our collective bargaining agreements, to be given at the time of retirement; and

•	early retirement payables.

Our accruals for early retirement payables amounted to Ps. 8.0 million at December 31, 2007, Ps. 8.1 million at December 31, 2006 and Ps. 3.0 million at December 31, 2005.

Liabilities related to bonuses and benefits to employees (pension plans) are calculated considering all rights accrued by the beneficiaries of both plans as of period end based on an actuarial report issued by an independent professional as of that date. These liabilities are recorded as bonuses accrued and provisions for benefits to personnel, respectively. Our liabilities related to bonuses and benefits to employees (pension plans) amounted to Ps. 19.1 million at December 31, 2007, Ps. 14.5 million at December 31, 2006 and Ps. 10.8 million at December 31, 2005. Actuarial calculations are typically based on the following key assumptions: employee turnover, actual salary increases, mortality ages, disability studies, retirement age probability studies, discount rates and inflation. These assumptions change as market and economic conditions change. See notes 3 and 26 to our audited financial statements included elsewhere in this annual report for further information on our labor cost liabilities.

Financial debt

We record our financial debt in our balance sheet at the fair value reflecting our management’s best estimate of the amounts expected to be paid at each period end. The fair value is determined as the present value of the future cash flows to be paid (including payment of interest) under the terms of the debt discounted at a rate commensurate with the risk of the debt instrument and time value of money. During the year ended December 31, 2006, we recorded the restructuring of debt after receiving consents to our restructuring from holders of 100% of our defaulted debt. The debt extinguishment generated a one-time gain of Ps. 179.2 million. We did not record any adjustment to present value before the year ended December 31, 2006 because our financial debt was in default. The adjustment to present value of the future cash flows of the debt issued in the restructuring, using a market interest rate of 10.5% for the year ended December 31, 2007 and 10% for the year ended December 31, 2006, generated a charge of Ps. 21.5 million in 2007 and a gain of Ps. 57.1 million in the year ended December 31, 2006.

During 2007 we used a portion of the proceeds of our initial public offering to repurchase U.S. $36 million aggregate principal amount of our Discount Notes due 2014. In addition, we repurchased U.S. $43.7 million aggregate principal amount of our Fixed Rate Par Notes due 2016.

On October 9, 2007 we issued our U.S. $220 million 10.5% Senior Notes due 2017. We used the proceeds from that offering to repurchase and redeem in full our Discount Notes due 2014. We used the balance of the proceeds from the October debt offering for capital expenditures and working capital purposes.

As of December 31, 2007 we recorded a loss of Ps. 10.2 million related to these repurchases and redemptions. In addition, the adjustment to present value of the cash flows of these repurchased and redeemed notes, using a market interest rate of 10.5% for the year ended December 31, 2007, generated a charge of Ps. 8.6 million.

PRINCIPAL DIFFERENCES BETWEEN ARGENTINE GAAP AND U.S GAAP

Our financial statements are prepared in accordance with generally accepted accounting principles in the City of Buenos Aires, Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from U.S. GAAP. Note 26 to our audited financial statements included elsewhere in this annual report, provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity as of December 31, 2007, 2006 and 2005 and for the years then ended. The principal differences between Argentine GAAP and U.S. GAAP as they relate to us in these years are the results of our debt restructuring, the treatment of deferred income taxes, the capitalization of interest, the treatment of asset retirement obligations, capital transaction, operator’s compensation, our expenses related to our initial public offering and the treatment of certain pension plan liabilities in accordance with the Financial Accounting Standards Board (FASB) Statement No. 158. Each of these differences affects either net income (loss) or shareholders’ equity. See note 26 to our audited financial statements included elsewhere in this annual report for a discussion of these differences and the effect on our results of operations and financial position.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements as of December 31, 2007.

TABULAR DISCLOSURE OF CONTACTUAL OBLIGATIONS

The following table summarizes our contractual liabilities and commitments as of December 31, 2007. Peso amounts have been translated from U.S. Dollar amounts at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2007 of Ps. 3.149 to U.S. $1.00.

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions of Pesos)
Long term debt obligations (1)	Ps. 1,895.4	88.8	187.7	250.0	1,368.9
Accrued fines and penalties(2)	281.4	—	—	—	—
Financial assistance fees(3)	21.7	7.9	13.8	—	—
Operating leases(4)	2.8	2.1	0.5	0.3	—
Capital expenditures(5)	—	—	—	—	—
Accrued Litigation(6)	36.0	—	36.0	—	—
Others	—	—	—	—	—
Total	Ps. 2,237.3	Ps. 98.8	Ps. 238.0	Ps. 250.3	Ps. 1,368.9

(1)
Includes amortization of principal and interest payments, including our management’s current estimates of future market rates in respect of our floating rate debt (which amounted to U.S. $12.6 million as of December 31, 2007). We record our debt obligations on our balance sheet at their net present value in accordance with Argentine GAAP. As a result, the amounts shown do not reflect the nominal amount owed under our debt instruments. See “—Debt” for a description of these restructuring notes, including amortization and interest payment terms and mandatory prepayment with excess cash provisions. All of our indebtedness is unsecured. None of our indebtedness is guaranteed. We expect to pay approximately U.S. $27.8 million of interest in 2008.

(2)
Includes adjustments made to reflect the ratification of the Adjustment Agreement. We were required to make an adjustment to a portion of our accrued fines and penalties totaling Ps. 47.0 million to reflect the recent increase to our VAD pursuant to the Adjustment Agreement and the May 2006 CMM and Ps. 18.1 million to reflect the CMM adjustment for the period May 2006 – April 2007. In addition, pursuant to the terms of the Adjustment Agreement, the Argentine government agreed, subject to the fulfillment of certain conditions, to forgive, upon the completion of the RTI, approximately Ps. 71.4 million of our accrued fines and penalties and allow us to pay the remaining Ps. 210.0 million of these fines and penalties in semi-annual installments over a 7-year period commencing 180 days after the RTI comes into effect. Because the Adjustment Agreement was not ratified until January 2007, we have recalculated the amounts of accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement as well as the amounts subject to forgiveness. See “Item 4. Information on the Company—Our concession —Fines and penalties.”

(3)	Fees payable under our financial services agreement with EASA, our controlling shareholder. This agreement expires in 2010. See “Related party transactions.”
(4)	Minimum required lease payments.
(5)	Our concession does not require us to make any specified amount of capital expenditures, but requires us to meet certain quality and other service standards. See “—Capital expenditures.”
(6)
Represents a contingent liability for the tax claim that we have with the Argentine Tax Authority related to the income tax deduction of the allowance for bad debts for the three fiscal years ended December 31, 1996, December 31, 1997 and December 31, 1998. This tax claim is based on the fact that we could not demonstrate that the accounts receivable had collectability risk factors as it is described by the Argentine Income Tax Law. The amount recorded for this tax claim includes interests and penalties accrued as of December 31, 2007.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Board of directors

Our business and affairs are managed by our board of directors in accordance with our bylaws and the Argentine Companies Law. Our bylaws provide that our board of directors will consist of twelve directors and up to the same number of alternate directors. Pursuant to the Argentine Companies Law, a majority of our directors must be residents of Argentina.

Our bylaws provide that holders of our Class A shares are entitled to elect seven directors and up to seven alternate directors, one of which must be independent in accordance with CNV regulations, holders of our Class B and Class C shares are entitled to elect five directors and up to five alternate directors, one of which must be independent in accordance with CNV regulations. Holders of Class C shares vote jointly as a single class with the holders of Class B shares in the election of directors. In the absence of a director elected by holders of a class of shares, any alternate director elected by holders of the same class may legally attend and vote at meetings of our board of directors. The board of directors elects among its members a chairman and a vice president.

Directors and alternate directors serve for one-year periods, indefinitely renewable.

Our directors and alternate directors are as follows:

Name	Position	Age	Year of appointment (class electing director)
Alejandro Macfarlane	Chairman and CEO	41	2008 (Class A)
Marcos Marcelo Mindlin**	Vice Chairman	43	2008 (Class A)
Damián Miguel Mindlin**	Director	41	2008 (Class A)
Gustavo Mariani	Director	36	2008 (Class A)
Luis Pablo Rogelio Pagano	Director	54	2008 (Class A)
Eduardo Llanos*	Director	64	2008 (Class A)
Maximiliano Alejandro Fernández*	Director	47	2008 (Class A)
Ricardo Alejandro Torres	Director	48	2008 (Class B/C)
Diego Martín Salaverri	Director	43	2008 (Class B/C)
Edgardo Alberto Volosín	Director	54	2008 (Class B/C)
Ignacio Chojo Ortiz*	Director	62	2008 (Class B/C)
Rafael Mancuso*	Director	65	2008 (Class B/C)
Javier Douer	Alternate Director	33	2008 (Class A)
Pablo Díaz	Alternate Director	49	2008 (Class A)
Brian Henderson	Alternate Director	62	2008 (Class A)
Jorge Miguel Grecco	Alternate Director	49	2008 (Class A)
Ariel Schapira	Alternate Director	45	2008 (Class A)
Ricardo Sericano	Alternate Director	59	2008 (Class A)
Maia Chmielewski	Alternate Director	27	2008 (Class B/C)
Gabriel Cohen	Alternate Director	49	2008 (Class B/C)
Alejandro Mindlin**	Alternate Director	31	2008 (Class B/C)
Carlos Correa Urquiza*	Alternate Director	37	2008 (Class B/C)
Eduardo Maggi	Alternate Director	51	2008 (Class B/C)

*	Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.
**	The following family relationships exist within the board of directors: Marcos Marcelo Mindlin, Damián Miguel Mindlin and Alejandro Mindlin are brothers.

The following is a brief description of our current directors’ and alternate directors’ background, experience and principal business activities:

Alejandro Macfarlane. Mr. Macfarlane has been the Chairman of the board of directors and CEO of Edenor since 2005. He serves as President of ADEERA, the pre-eminent electricity distributors association of Argentina, since September 2005. Mr. Macfarlane is also a member of the board of directors of Macro Bansud Bank. He was a board member of YPF S.A. and has been a member of YPF Foundation since 1999. He is the President of Grupo AM S.A., a corporate and institutional relationships consulting firm. He is member and Director of the Instituto para el Desarrollo Empresarial Argentino (Argentinean Business Development Institute or IDEA) and a member of the Consejo Argentino para las Relaciones Internacionales (Argentinean Council for International Relationships or CARI).

Marcos Marcelo Mindlin. Mr. Mindlin has been a member of the board of directors of Edenor since 2005. Mr. Mindlin has been the Vice Chairman of Edenor since 2005. Mr. Mindlin currently serves as the Chairman of Pampa Holding S.A. and as Chairman of the Cámara Argentina de Energía (CADE), an Argentine energy services institution. Mr. Mindlin is also a member of the board of directors of each of Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A. and Central Térmica Güemes S.A. From 1991 to 2003, Mr. Mindlin was the Founding Partner, Vice Chairman and CFO of IRSA Inversiones y Representaciones S.A., a leading Argentine real estate firm, and Director of Banco Hipotecario S.A., the leading mortgage bank in the country. In November 2003, Mr. Mindlin resigned from the IRSA Group to focus his efforts on Grupo Dolphin S.A., an Argentine investment advisory and private equity firm created in 1990 based in Argentina of which Mr. Mindlin is a founding shareholder. Currently, he serves as member of the board of directors and President of EASA, IEASA, Dolphin Energía and Grupo Dolphin S.A. He also serves as Director of Pampa Holding S.A., Pampa Advisors S.A., Citelec S.A., Transener, Transba S.A. and Dolphin Finance S.A. Mr. Mindlin received an MBA from the Universidad del CEMA (Centro de Estudios Macroeconómicos) and a degree in Business Administration from the Universidad de Buenos Aires.

Damián Miguel Mindlin. Mr. Mindlin has been a member of the board of directors of Edenor since 2005. Mr. Mindlin is a shareholder and Director of Grupo Dolphin S.A., an Argentine investment advisory and private equity firm founded in 1990, and is Vice Chairman of Pampa Holding S.A. Mr. Mindlin is also a member of the board of directors of each of Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A. and Central Térmica Güemes S.A. Since November 2003 Mr. Mindlin has served as Vice Chairman of the board of directors and investment portfolio manager of Grupo Dolphin S.A. Mr. Mindlin also serves as a member of the board of directors of Pampa Advisors S.A., Electricidad Argentina S.A. and Citelec S.A., and as an alternate member of the board of directors of Compañía de Transporte de Energia Eléctrica en Alta Tension S.A. (Transener). He is also a member of the board of directors of Dolphin Finance S.A.

Gustavo Mariani. Mr. Mariani has been a member of the board of directors of Edenor since 2005. Mr. Mariani is a member of the board of directors and a Managing Director of Grupo Dolphin S.A., an Argentine investment advisory and private equity firm. He joined Grupo Dolphin S.A. in 1993, as an analyst and then served as a portfolio manager. He served as Financial and Corporate Director of IRSA Inversiones y Representaciones S.A. Currently, he also serves as member of the board of directors of each of EASA, IEASA, Dolphin Energia, Transba, Pampa Holding S.A., Pampa Advisors S.A., Citelec, Transener, Transba and Dolphin Finance S.A., and Alternate Director for Transener S.A. and Citelec S.A. Mr. Mariani has an MBA from Universidad del CEMA (Centro de Estudios Macroeconómicos) and a degree in Economics from the Universidad de Belgrano in Buenos Aires. He is a Chartered Financial Analyst (CFA) since 1998.

Luis Pablo Rogelio Pagano. Mr. Pagano has been a member of the board of directors of Edenor since 2005. Mr. Pagano is the Chief Financial Officer of Edenor and is also a Managing Director of Grupo Dolphin S.A. Prior to joining Grupo Dolphin S.A. in 2002, Mr. Pagano held various positions, including General Partner and Managing Director for Newbridge Latin America, Investment Banking Director for Deutsche Morgan Grenfell in Argentina, Vice President and Investment Banking Director for Citibank N.A. and Chief Financial Officer for Argentina, Brazil, Paraguay, Uruguay and Chile of Bank of America, NTSA. Mr. Pagano received an MBA from the Instituto de Estudios Superiores de la Empresa (IESE), in Spain and both a CPA and BA in Business Administration from the Universidad Católica Argentina.

Eduardo Llanos. Mr. Llanos has been a Director of Edenor since 2008. Mr. Llanos has served as an Internal Auditor of Grupo Telefónica and Grupo Telefé since 2003. From 1969 to 2000, Mr. Llanos worked at Arthur Andersen / Pistrelli, Diaz y Asociados, in the Auditing Division and the Tax Division. When he left Arthur Andersen, Mr. Llanos was an International Partner, the Director of Tax Practice for Argentina, Chile, Uruguay, Paraguay and Boliva and the Director of Operations in Bolivia. From 2000 to 2003, Mr. Llanos was a partner at Estudio E. Llanos y Asociados. Throughout his career, Mr. Llanos has taught tax and public finance classes at Universidad de Buenos Aires, Universidad Nacional de Lomas de Zamora and Universidad de Morón. Mr. Llanos graduated with a degree in public accounting from Universidad de Buenos Aires in 1971.

 Maximiliano Alejandro Fernández. Mr. Fernández has been a Director of Edenor since 2007 and has served as a Director of EASA since 2005. He has been an associate at Impsat Fiber Network since 1998, and currently serves as President of Red Alternative S.A. Mr. Fernández served as the chairperson of Alternative Gratis S.A, which he founded along with IRSA, until its merger in 2005. Since 1991, he has worked as an independent contractor in the telecommunications industry, and, together with Martín Varsavsky, founded, and until 1995 directed, VIATEL S.R.L. Each of the companies mentioned is a telecommunications company. Mr. Fernández is an industrial engineer and graduate of La Universidad de Buenos Aires.

Ricardo Alejandro Torres. Mr. Torres has been a Director of Edenor since 2007, and served as an Alternate Director from 2006 through 2007. Mr. Torres has been Chief Executive Officer of Pampa Holding S.A. since November 2005, before which he was a partner of Darwin Inversiones S.A. From 1993 through 2001, Mr. Torres was Chief Financial Officer of IRSA Inversiones y Representaciones S.A. and a Director of Alto Palermo S.A., Brazil Realty Empreendimentos e Participações S.A., Abril S.A. and Inversora Bolívar S.A. Mr. Torres was also a Professor of Finance and Taxes at the Faculty of Economic Sciences of the University of Buenos Aires. He currently serves as a member of the board of directors of Pampa Advisors S.A. and Educaria, a private equity fund specializing in the education sector. Mr. Torres is a public accountant with a degree from the University of Buenos Aires and holds a Masters degree in Business Administration from the Universidad Austral.

Diego Martín Salaverri. Mr. Salaverri has been a member of the board of directors of Edenor since 2007. He is a founding partner of the Argentine law firm of Errecondo, Salaverri, Dellatorre, González & Burgio. He earned a degree in law in 1988 from the Universidad Católica Argentina, Buenos Aires. He is member of the board of directors of Pampa Holding S.A. and a member of the supervisory committee of Dolphin Creditos S.A., Dolphin Creditos Holding S.A and, until 2007, was a member of the board of directors of EASA. Mr. Salaverri resigned from his position as director of EASA at the November 14, 2007 meeting of the board of directors of EASA. Mr. Salaverri is also an Alternate Member of the statutory audit committee of Compañía Buenos Aires S.A. and GSF S.A. and a member of the board of directors of Laboratorios Northia SACIFIA.

Edgardo Alberto Volosín. Mr. Volosín has been a member of the board of directors of Edenor since 2005. In addition, Mr. Volosín served as Director of Human Resources and Legal Affairs of Edenor since our privatization in 1992 through July 2002 and currently serves as Director of Corporate Affairs, a position which he has held since August 2002. Mr. Volosín holds a degree in Law from the Universidad de Belgrano in Buenos Aires.

Ignacio Chojo Ortiz. Mr. Chojo Ortiz has been a member of the board of directors of Edenor since 2005. He is also the President of the audit committee. He serves also as regular Director at Grupo Bapro S.A. (Province of Buenos Aires Bank Group), and also at Provincia Seguros de Vida S.A. Mr. Chojo Ortiz holds a degree as Public Accountant from the Universidad Provincial de Mar del Plata.

Rafael Mancuso. Mr. Mancuso has been a member of the board of directors of Edenor since 2007. He has served as the General Manager of OSTEE since 1993. He was the General Undersecretary of the Sindicato de Luz y Fuerza de la Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires) from 1991 through 1999, for which he also has served as Secretary of Social Responsibility since 1993. Mr. Mancuso served as a member of the board of directors of Central Puerto from 1993 through 1997.

Javier Douer. Mr. Douer has been an Alternate Director of Edenor since 2005. He has held various positions with Grupo Dolphin S.A. since 2000 and currently is Chief Administrative Officer for a group of portfolio companies. Mr. Douer holds a Bachelor’s degree in Business Administration from the Universidad de Palermo, in Buenos Aires, as well as a Master’s degree in Capital Markets from the Universidad de Buenos Aires.

Pablo Díaz. Mr. Díaz has been an Alternate Director of Edenor since 2005. Mr. Díaz currently serves as an Advisor to the President of Grupo Dolphin S.A. and he also serves as a Director at Citelec S.A., Transener, and as an Alternate Director for Transba. Previously, he was an Advisor at the federal Subsecretaría de Energía Eléctrica (the federal Undersecretary for Electrical Energy) and has held various positions in the electricity industry.

Brian Henderson. Mr. Henderson has been an Alternate Director of Edenor since 2005. He has been a Technical Advisor to the Grupo Dolphin S.A. since 2003 and is also a Director of Citelec and Transba and an Alternate Director of Transener S.A. In addition, Mr. Henderson is the Chairman of the Argentine British Chamber of Commerce. Mr. Henderson has extensive experience in all aspects of private power, including equipment supply and construction, having worked in multiple electricity projects around the world. Mr. Henderson has a degree in Electrical Engineering from Hebburn College.

Jorge Miguel Grecco. Mr. Grecco has been an Alternate Director of Edenor since 2006. Mr. Grecco has served as Director of External Relations of Edenor since 2005. Mr. Grecco has also held positions in various media companies, including Grupo América, Grupo Cimeco, Infobae, Perfíl, Clarín, El Heraldo de Buenos Aires, Trespuntos and Somos. Mr. Grecco is also a professor of journalism at the University of Belgrano and is a published author.

Ariel Schapira. Mr. Schapira has been an Alternate Director of Edenor since 2007. In addition, since 2007, Mr. Shapira has served as the Director of New Business for Grupo Dolphin S.A. Previously, he served as the Regional Director for Latinamérica de Telefónica Móviles S.A. (2004-2007), Vice President of Marketing and Customer Operations of Bellsouth International in Atlanta (2001-2004), Manager of Marketing and New Business for Compañía de Rediocomunicaciones Móviles S.A. (Movicom Bellsouth) (1995-2001), CEO and General Manager of Radiomensaje S.A. (a joint-venture with Motorola) (1995-1997), and General Manager of Pouyet Tecsel S.A. (1991-1995). Mr. Schapira is an industrial engineer. He graduated from la Universidad de Buenos Aires.

Ricardo Sericano. Mr. Sericano has been an Alternate Director at Edenor since 2007. In addition, he has served as the Technical Director of Edenor since December 2006. Previously, he served as Manager of Engineering and Investment and Manager of Supplies and Logistics. Before the privatization of the company, Mr. Sericano served in various offices at ITALO and SEGBA. He is a mechanical-electrical engineer. He received his degree in 1972 from la Facultad de Ingeniería de la Universidad de Buenos Aires, where he also taught for 23 years.

Maia Chmielewski. Ms. Chmielewski has been an Alternate Director at Edenor since 2007. She also serves as an Alternate Director of CIESA S.A. and CPB S.A. Ms. Chmielewski serves in the investment group of Pampa Holding S.A. Ms. Chmielewski holds both a Bachelor’s degree in Business Economics and in Economics from the Universidad Torcuato Di Tella in Buenos Aires.

Gabriel Cohen. Mr. Cohen has been an Alternate Director of Edenor since 2005. He also has served since 2004 on the board of directors of Citelec, and as Alternate Director of Transba. In addition, he worked at Citibank, N.A. for fifteen years, serving at the bank’s offices in Buenos Aires and Paris, where he has acquired sound experience in debt restructuring processes. Mr. Cohen holds a degree in Business Administration from the Universidad de Buenos Aires.

Alejandro Mindlin. Mr. Mindlin has been an Alternate Director of Edenor since 2005. Mr. Mindlin serves in the investment group of Pampa Holding S.A. and is also a Director of EASA, Citelec S.A. and Transba. Prior to joining Pampa Holding S.A., Mr. Mindlin served in the marketing group of Grupo Dolphin S.A. Mr. Mindlin has a BA in Middle Eastern History and Languages from the Tel Aviv University, as well as a Film Director’s degree.

Carlos Florencio Correa Urquiza. Mr. Correa Urquiza has been an Alternate Director at Edenor since 2005. Mr. Correa Urquiza currently serves as Senior Trader at the Financial Operations Direction of the Banco Hipotecario S.A. (National Mortgage Bank). From 1994 to 1999, he served as Director of the department’s consulting back office for Consultores Asset Management. Mr. Correa Urquiza holds a Master’s degree in Banking Management from the Universidad del CEMA (Centro de Estudios Macroeconómicos), and has a degree in Business Administration from the Universidad de Belgrano in Buenos Aires.

Eduardo Maggi. Mr. Maggi has been an Alternate Director at Edenor since 2007. He was appointed Director of Operations of Edenor in 2001. Mr. Maggi currently serves as a Director of SACME, which is responsible for the management of regional high-voltage distribution in the greater Buenos Aires metropolitan area and for coordinating, controlling and supervising the operation of the generation, transmission and sub-transmission network in the City of Buenos Aires. Previously, Mr. Maggi served as Director of Operations of two of Edenor’s operation areas, San Martín and Morón. Mr. Maggi began his career at Edenor as a technical manager. Mr. Maggi received a degree in Engineering from the Universidad Tecnológica Nacional and an MBA from the Universidad del Salvador y Deusto.

BOARD PRACTICES

The duties and responsibilities of the members of our board of directors are set forth in Argentine law and our bylaws. Under Argentine law, directors must perform their duties with loyalty and the diligence of a prudent business person. Directors are prohibited from engaging in activities that compete with our company without express authorization of a shareholders’ meeting. Certain transactions between directors and our company are subject to ratification procedures established by Argentine law.

On May 22, 2001, the Argentine government enacted the Transparency Decree with the aim of creating an adequate legal framework to strengthen the level of protection of investors in the market. Other objectives of the Transparency Decree were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient distribution of savings and good practices in the administration of corporations.

The Transparency Decree imposes the following duties on members of the board of directors of Argentine public companies:

•	a duty to disclose all material events related to the company, including any fact or situation which is capable of affecting the value or trading of the securities of the company;

•	a duty of loyalty and diligence;

•	a duty of confidentiality; and

•	a duty to consider the general interests of all shareholders over the interests of controlling shareholders.

There are no agreements between our company and the members of our board of directors that provide for any benefits upon termination of their designation as directors.

None of our directors maintains service contracts with us except as described in “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions.”

The significant differences between our corporate governance practices and the NYSE standards are listed on our website in compliance with the NYSE requirements.

Executive committee

On October 4, 2007, our board of directors created an executive committee, as contemplated by our by-laws and Law 19.550, and delegated to the executive committee the authority to take certain actions on behalf of the board. The executive committee complements the work of the board by executing certain day-to-day tasks required for overseeing our company. By creating an executive committee, the board sought to increase the efficiency with which our company is directed. The Executive Committee consists of Alejandro Macfarlane, Marcos Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Rogelio Pagano.

Audit committee

Pursuant to the Transparency Decree and CNV rules, Argentine public companies must appoint an audit committee (comité de auditoría) composed of at least three members of the board of directors, a majority of which must be independent in accordance with Argentine law.

Pursuant to our bylaws, one director is appointed by holders of our Class A shares and one by holders of our Class B shares. Our audit committee’s duties include:

•	monitoring our internal control, administrative and accounting systems;

•	supervising the application of our risk management policies;

•	providing the market adequate information regarding conflicts of interests that may arise between our company and our directors or controlling shareholders;

•	rendering opinions on transactions with related parties; and

•	supervising and reporting to regulatory authorities the existence of any kind of conflict of interest.

The members of our audit committee are:

Name	Position	Class electing member
Ignacio Chojo Ortiz(1)	President	Class B
Maximiliano Alejandro Fernández(1)	Member	Class A
Eduardo Llanos(1)	Member	Class A

(1) Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934.

Senior management

The following table sets forth information regarding our senior management:

Name	Current Position	Age
Alejandro Macfarlane	Chief Executive Officer	41
Luis Pablo Rogelio Pagano	Chief Financial Officer	54
Ricardo Sericano	Technical Director	59
Eduardo Maggi	Director of Operations	51
Gustavo Gené	Principal Accounting Officer	51
Jorge Miguel Grecco	Director of External Relations	49
Edgardo Alberto Volosín	Director of Corporate Affairs	54

Gustavo Gené began working at Edenor at the time of our privatization in 1992 and currently serves as the Principal Accounting Officer of Edenor. Mr. Gené served as Vice President of Strategic Planning from 1998 to 2002, and again from 2005 through May 2006. From 2002 to 2005, Mr. Gené was the Vice President of Planning and Control in the Regional Americas division of Electricité de France. Mr. Gené is a licensed public accountant and holds a degree in Administration and a Masters in Administration and Strategic Planning from the University of Buenos Aires.

Supervisory committee

Argentine law requires certain corporations, such as our company, to have a supervisory committee (Comisión Fiscalizadora). The supervisory committee is responsible for overseeing compliance with our bylaws, shareholders’ resolutions and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the annual ordinary general meeting a written report on the reasonableness of the financial information of the Company’s annual report and the financial statements presented to the shareholders by our board of directors. The members of the supervisory committee are also authorized to attend board of directors, audit committee and shareholders’ meetings, call extraordinary shareholders’ meetings, and investigate written complaints of shareholders holding at least 2% of our outstanding shares. Pursuant to Argentine law, the members of the supervisory committee must be licensed attorneys or certified public accountants.

Our bylaws provide that our supervisory committee must consist of three members and three alternate members, elected by our shareholders at an ordinary meeting. Members of our supervisory committee are elected to serve one-year terms and may be re-elected. Pursuant to our bylaws, holders of our Class A shares are entitled to appoint two members and two alternate members of the supervisory committee and holders of our Class B and Class C shares are entitled to collectively appoint one member and one alternate member.

The members and alternate members of our supervisory committee are:

Name	Position	Year of appointment (class electing member)
Javier Errecondo	Member	2008 (Class A)
José Daniel Abelovich(1)	Member	2008 (Class A)
Marcelo Javier Ruiz (1)	Member	2008 (Class B/C)
Santiago Dellatorre	Alternate member	2008 (Class A)
Marcelo Fuxman(1)	Alternate member	2008 (Class A)
Roberto Daniel Murmis(1)	Alternate member	2008 (Class B/C)

(1) Independent under Argentine law.

Javier Errecondo is a founding partner of the Argentine law firm Errecondo, Salaverri, Dellatorre, González & Burgio. He earned a degree in law in 1985 from the Universidad de Buenos Aires. He is a Director of EDEN S.A., a member of the statutory audit committees of IEASA, Dolphin Energía and Pampa Holding S.A., Desarrollos Caballito S.A., Pegasus Realty S.A., O.P.M. Inmobiliaria S.A., Entertainment Depot S.A., FinanGroup S.A., GSF S.A., Grupo Union S.A., Credit Group S.A., Freddo S.A. and AESEBA S.A. and an alternate member of the statutory audit committees of Dolphin Créditos S.A., Dolphin Créditos Holding S.A., EASA, Construred S.A. BA Mall S.R.L. and Cablevisión S.A.

José Daniel Abelovich is a senior partner of the audit firm Abelovich, Polano & Asociados and a member of the statutory audit committee of Pampa Holding S.A.

Marcelo Javier Ruiz is a partner at the Argentine law firm Pastoriza, Eviner, Cangueiro & Ruiz Abogados. He earned a degree in law from the Universidad Católica Argentina and a masters’ degree in International Business Law (LLM) from the London School of Economics and Political Science in England. He was a founding partner of Arthur Andersen (Legal Advisors) and is a member of the Society for Advanced Legal Studies (SALS) in England, the International Bar Association in London, England, and the Editorial Board of the Journal of Money Laundering Control in England, among others.

Santiago Dellatorre is a founding partner of the Argentine law firm Errecondo, Salaverri, Dellatorre, González & Burgio. He has been a member of the board of directors at Cablevisión since 2005. Between 1994 and 1995, Mr. Dellatorre worked as an international associate at the United States law firm Shearman & Sterling LLP. Mr. Dellatorre received his law degree with honors from the Universidad Católica Argentina in 1990. He is a Director of Cablevisión S.A. and EDEN S.A., a member of the statutory audit committee of Empresa de Energía Río Negro S.A. (EdERSA). In addition, he is an alternate member of the statutory audit committee of Dolphin Energía S.A., EASA and GSF S.A.

Marcelo Fuxman holds a CPA degree. He is an independent counselor of the audit firm of Abelovich, Polano & Asociados and is a member of the statutory audit committee of Pampa Holding S.A.

Roberto Daniel Murmis is an associate at the Argentine law firm Estudio Abelovich, Polano & Asociados. He is a certified public accountant and graduated from the Universidad de Buenos Aires. He was formerly associated with Harteneck, López y Cía., an affiliate of Coopers & Lybrand. Mr. Murmis is a member of the Subcommittee for the Commission on Tax Studies and Professional Economic Sciences of the City of Buenos Aires. He teaches Tax Theory and Techniques at the Universidad de Buenos Aires and is an advisor to the Secretary of Public Revenues for the Federal Ministry of Economy.

COMPENSATION

Our board of directors does not have a compensation or remuneration committee. The aggregate remuneration paid to the members and alternate members of our board of directors, the members and alternate members of our supervisory committee and our senior management during 2007 was approximately Ps. 11.4 million.

EMPLOYEES

As of December 31, 2007, we had 2,465 full-time employees and 43 part-time employees, for a total of 2,508 employees. At December 31, 2006 we had 2,369 full-time employees and 91 part-time employees, for a total of 2,460 employees, and at December 31, 2005 we had 2,410 full-time employees and 65 part-time employees, for a total of 2,475 employees. As of December 31, 2007, approximately 78% of our full-time employees are subject to two collective bargaining agreements. After the privatization, an employee reduction plan was implemented to reduce the number of employees from 6,368 employees at the time of the privatization. The employee reductions were primarily effected through an early retirement program. In addition, we implemented an early retirement plan for those employees who had made the payments required by law and had less than five years before retirement, offering them monthly payments of 80% of their pre-retirement net salary. Access to this plan is conditioned upon our own approval and the prior separation from our company under an agreement signed before the Argentine Ministry of Labor. In July 1995, we signed two collective bargaining agreements with Sindicato de Luz y Fuerza and Asociación del Personal Superior de SEGBA. The collective bargaining agreements reduced the number of job categories from 300 to six and provided for staff evaluations and compensation based on performance for the first time in Argentina. In 2005, we signed two new collective bargaining agreements with the Sindicato de Luz y Fuerza and Asociación del Personal Superior de SEGBA, which were approved by the Ministry of Labor and Social Security on October 5, 2006 and November 17, 2006. These agreements expired at the end of 2007. We are currently in negotiation with the Sindicato de Luz y Fuerza and Asociación del Personal Superior de SEGBA, and currently expect to reach new agreements in the first semester of 2008. These renegotiations have focused primarily on disputes over employee salaries. We believe we currently maintain good relations with our labor force. We cannot guarantee that we will not experience any conflicts with our employees in the future, including with our unionized employees in the context of future negotiations of our collective bargaining agreements, which could result in events such as strikes or other disruptions that could have a negative impact on our operations.

We have outsourced a number of activities related to our business to third party contractors as we seek to maintain a flexible cost base that allows us both to maintain a lower cost base and gives us the ability to respond more quickly to changes in our market. We had approximately 3,612 third-party employees under contract with our company as of December 31, 2007, 3,156 as of December 31, 2006 and 2,995 as of December 31, 2005. We calculate our number of third-party employees based on the number of employees we have under contract, which does not directly relate to the number of third-party employees performing services for our company at any given time, as we only pay for services of these employees on an as-needed basis although they remain under contract for specified periods. Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that, if conflicted, contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances. As of December 31, 2007, contractors’ employees were seeking indemnification from us for an aggregate amount of Ps. 41.4 million, including legal fees and interest and as of such date we have recorded accruals for an aggregate amount of Ps. 24.6 million to cover the liabilities we may have in connection with such claims.

SHARE OWNERSHIP

None of the members of our board of directors or our senior management beneficially own any shares of our capital stock except for Messrs. Luis Pablo Rogelio Pagano, Alejandro Macfarlane and Diego Martín Salaverri, each of whom beneficially owns Class B shares representing, in aggregate, less than one percent of our capital stock. See “Item 7. Major Shareholders and Related Party Transactions.”

Item 7. Major Shareholders and Related Party Transactions

The following table sets forth information relating to the ownership of our common shares as of the date of this annual report.

	Class	Shares	(%)
Electricidad Argentina S.A.(1)	A	462,292,111	51.0%
Employee Stock Participation Program	C	1,952,604	0.2%
Public	B	442,210,385	48.8%
Total		906,455,100	100.0%

(1) All of the Class A shares have been pledged to the Argentine government to secure our obligations under our concession and cannot be transferred without the prior approval of the ENRE. See “Item 4. Information on the Company—Our concession —Our obligations.” Electricidad Argentina S.A. (EASA) is an Argentine corporation wholly owned by Dolphin Energía and IEASA. Dolphin Energía holds 90% of the voting stock and 92.3% of the total outstanding stock of EASA, and IEASA holds the remainder. Pampa Holding S.A. currently owns 100% of the capital stock of Dolphin Energía and IEASA.

Each class of shares entitles holders to one vote per share.

As of December 31, 2007, we had approximately 14,601,855 ADSs outstanding, representing 292,037,100 Class B shares or 32.2% of our outstanding capital stock.

Acquisition by Dolphin Energía and IEASA

In September 2005, Dolphin Energía and IEASA purchased a controlling stake in the company from EDFI. Until September 28, 2007, Dolphin Energía and IEASA were controlled by the principal members of Grupo Dolphin, Marcos Marcelo Mindlin, Damián Miguel Mindlin and Gustavo Mariani. Such principal members had significant experience investing in Argentine energy sector dating back to 2004.

Initial Public Offering

In April 2007, we completed the initial public offering of our Class B ordinary shares in the form of American Depository Shares (ADSs). We and a group of our shareholders sold 18,050,097 ADSs, representing 361,001,940 ordinary Class B shares, in a offering in the United States and other jurisdictions outside of Argentina, and the Employee Stock Participation Program sold 81,208,416 ordinary class B shares in a simultaneous offering in Argentina. The ADSs are listed on the New York Stock Exchange under the symbol “EDN” and the Class B shares are listed on the BASE under the same symbol. We received approximately U.S. $61.4 million from the initial public offering, before costs. Of this amount, we used approximately U.S. $36 million to repurchase some of our Discount Notes due 2014. The remainder of the proceeds from the initial public offering was used to repurchase some of our Fixed Rate Par Notes due 2016 and for capital expenditures. After the initial public offering, our controlling shareholder continues to own 51% and the public owns approximately 49% of our ordinary shares.

Acquisition by Pampa Holding S.A.

On June 22, 2007, the principal members of Grupo Dolphin, Marcos Marcelo Mindlin, Damián Miguel Mindlin and Gustavo Mariani, signed a stock subscription agreement with Pampa Holding S.A., pursuant to which they agreed to transfer all of the stock of Dolphin Energía and IEASA to Pampa Holding S.A. in exchange for common stock of Pampa Holding S.A.  On August 30, 2007, the shareholders of Pampa Holding S.A. approved this transfer of shares, and the CNV and the BASE approved the public offering and listing of the shares in September 2007. The transaction was consummated on September 28, 2007, and as a result, Pampa Holding S.A. owns 100% of the capital stock of each of Dolphin Energía and IEASA, which in turn collectively own all of the capital stock of EASA, our controlling shareholder.  The ratio of exchange of common shares of Pampa Holding S.A. and shares of Dolphin Energía and IEASA was determined using the respective averages of the closing prices of Pampa Holding S.A.’s and our shares on the Buenos Aires Stock Exchange during a 10-trading day period ending on August 15, 2007, taking into account, in the case of shares of Dolphin Energía and IEASA, EASA’s stake in our company, the net present value of EASA’s outstanding indebtedness and the net present value of fees to be paid by us to EASA under the Financial Services Agreement dated April 4, 2006 between our company and EASA.  See “Related party transactions—Financial services agreement with EASA.”

The former shareholders of Dolphin Energía and IEASA, Messrs. Marcos Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, are the controlling shareholders of Grupo Dolphin and are managers of Pampa Holding S.A., an Argentine public company with a market capitalization of Ps. 3,708.7 million as of December 31, 2007. Pampa Holding S.A. was acquired in November 2005 by certain principals of Grupo Dolphin to serve as a corporate vehicle for private equity investments in Argentina. Through companies under their control, Messrs. Marcos Marcelo Mindlin, Damián Mindlin and Gustavo Mariani currently control approximately 15% of the common stock of Pampa Holding S.A. In addition, Messrs. Marcos Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, together with Pampa Holding S.A.’s chief executive officer, hold warrants to purchase, in the aggregate, approximately 20% of the common stock of Pampa Holding S.A. (on a fully diluted basis). The board of directors of Pampa Holding S.A. consists of nine directors, of which five are affiliated with Grupo Dolphin, including Mr. Marcelo Mindlin, who serves as Chairman of the board of directors, and Messrs. Damian Mindlin and Gustavo Mariani, each of whom serves as a Vice-Chairman of the board of directors. The principal executive officers of Pampa Holding S.A., including its chief executive officer, are also affiliated with Grupo Dolphin.

In addition to its indirect stake in us, Pampa Holding S.A. currently owns several investments in the Argentine electricity sector, including a 50% interest in the controlling shareholder of the principal electricity transmission company in Argentina, Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (Transener), controlling stakes in four generation plants located in the Salta, Mendoza and Neuquén provinces (Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A., Central Térmica Güemes S.A. and Loma de la Lata S.A.).

Employee Stock Participation Program

At the time of the privatization of SEGBA (our predecessor), the Argentine government allocated all of our Class C shares, representing 10% of our outstanding capital stock, to establish an employee stock participation program (Programa de Propiedad Participada, or PPP), pursuant to Law No. 23,696 and regulations thereunder, through which certain eligible employees (including former employees of SEGBA who became employees of our company) were each entitled to receive a specified number of our Class C shares, calculated in accordance with a formula that considered a number of factors, including the employee’s salary level, position and seniority. In order to implement the PPP, a general transfer agreement, a share syndication agreement and a trust agreement were executed.

Pursuant to the transfer agreement, participant employees were allowed to defer payment for the Class C shares over time. As a guarantee for the payment of the deferred purchase price, the Class C shares were pledged in favor of the Argentine government. Furthermore, under the original trust agreement, the Class C shares were placed in trust by the Argentine government with Banco Nación, acting as trustee for the Class C shares, for the benefit of the participant employees and the Argentine government. In addition, pursuant to the share syndication agreement, all political rights of the participant employees (including the right to vote at our ordinary and extraordinary shareholders’ meetings) were to be exercised collectively until the payment in full of the deferred purchase price and the release of the pledge in favor of the Argentine government. On April 27, 2007, the participant employees paid the deferred purchase price of all of the Class C shares in full to the Argentine government and, accordingly, the pledge was released and the share syndication agreement was terminated.

According to the regulations applicable to the Employee Stock Participation Program, participant employees who terminated their employment with our company before the payment in full of the deferred purchase price to the Argentine government were required to transfer their shares to the Guarantee and Repurchase Fund, at a price calculated pursuant to a formula set forth in the transfer agreement. As of the date of payment of the deferred purchase price, the Guarantee and Repurchase Fund had not paid in full the amounts due to the former participant employees for the transfer of their Class C Shares.

A number of former employees of SEGBA and our company have brought claims against the Guaranty and Repurchase Fund, the Argentine government and, in certain limited cases, our company, in each case relating to the administration of our Employee Stock Participation Program. The plaintiffs who are former employees of SEGBA were not deemed eligible by the relevant authorities to participate in the Employee Stock Participation Program at the time of its creation, which determination these plaintiffs dispute and are seeking compensation for. The plaintiffs who are former employees of our company are either seeking payment of amounts due to them by the Guaranty and Repurchase Fund for share transfers that occurred upon their retirement from our employment or disputing the calculation of the amounts paid to them by the Guaranty and Repurchase Fund. In several of these claims, the plaintiffs have obtained attachment orders or injunctive relief against the Guaranty and Repurchase Fund over approximately 1,567,231 Class C shares and Ps. 709,149 of the funds on deposit in the fund, in each case up to the amount of their respective claims. As of December 31, 2007, all of these claims amounted in aggregate to approximately Ps. 20 million. Because the outcome of these proceedings has not yet been determined, the Argentine government instructed Banco Nación to create a Contingency Fund to hold a portion of the proceeds of the offering of Class B shares by the Employee Stock Participation Program pending the outcome of these legal proceedings.

According to the agreements, laws and decrees that govern the Employee Stock Participation Program, our Class C shares may only be held by our employees. Upon the closing of our initial public offering, substantially all of our Class C shares were converted into Class B shares and sold. In accordance with these agreements, laws and decrees, the rights previously attributable to the Class C shares have been combined with those attributable to the Class B shares, and holders of the remaining Class C shares will vote jointly as a single class with the holders of Class B shares in the election of directors. Only 1,952,604 Class C shares remain outstanding, representing 0.2% of our capital stock.

RELATED PARTY TRANSACTIONS

Financial Services Agreement with EASA

On April 4, 2006, we entered into a Financial Services Agreement with EASA pursuant to which EASA shall provide us with advisory services, as well as services related to the potential development of new lines of business compatible with our corporate objectives. The services to be performed by EASA include assistance and advice in respect of our financial performance, our finance management team and our financial decision-making process, our engagement of financial advisory services firms and the development of new financial products, the restructuring of our commercial and financial debt, feasibility, profitability and implementation of new businesses, hedging and derivatives strategies, relationship with foreign and local financial institutions, financial aspects of tariffs renegotiation and concession contract process and our annual budget.

The term of the agreement is 5 years from September 2005, with each party having the right to terminate it at any time without cause with 60 days prior notice. The consideration to be received by EASA is U.S. $2 million per year, plus Argentine value added tax, and will be payable in advance in October of each year, or as otherwise agreed by the parties, with the first payment (for services rendered in the 12-month period from September 2005) being paid upon approval of the agreement by the audit committees and boards of directors of both our company and EASA, approvals which have both been obtained. The payment related to the first year of services was made on April 19, 2006.

In April 2008, our board of directors approved an amendment to the EASA agreement increasing the amount to be paid by us in consideration for the services provided by EASA to U.S. $2.5 million, plus Argentine value added tax, payable retroactively from January 1, 2008. No other terms of the contract have been modified.

Agreement with Comunicaciones y Consumos S.A.

On March 16, 2007 we entered into an agreement with Comunicaciones y Consumos S.A. (CYCSA), an Argentine company wholly owned by Messrs. Marcelo Mindlin, Damian Mindlin and Gustavo Mariani, pursuant to which we granted CYCSA the exclusive right to provide telecommunication services to our customers through the use of our network in accordance with Federal Decree 764/2000, which contemplates the integration of voice, data and imaging services through the existing infrastructure of electricity distribution companies such as ours. Under the terms of this agreement, CYCSA will be responsible for all expenses relating to the maintenance and adaptation of our network for use in providing its telecommunications services. The agreement will be valid for ten years commencing from the later of the date on which the ENRE approves the terms of the agreement and the date on which CYCSA’s telecommunications license is granted approval. The two pending approvals must be obtained within 180 days of the signing of the agreement. This timeframe was extended by 180 days until May 8, 2008, pursuant to a resolution of our board of directors at the November 7, 2007 meeting. We expect to receive the required approvals before the expiration of the extended timeframe. The agreement also provides for automatic renewal at the expiration of each term for subsequent five-year periods, unless either party gives notice not less than 120 days prior to the expiration of such term. Under the agreement, CYCSA will be required to make periodic requests for access to our network, which we will evaluate and grant based on available capacity in our network. In return for the use of our network, CYCSA will compensate us with 2% of its annual charges to customers, before taxes, as well as 10% of any profits derived from its services. In addition, CYCSA will indemnify us for any liability arising from the rendering of its services through our network.

Operating and technical assistance agreements

At the time of the privatization of our company in 1992, we entered into a 10-year operating agreement with EDF S.A., among others, for the provision of technical advisory services to our company. The term of this operating agreement was extended through August 2007. In connection with EDFI’s sale of its controlling stake in our company to Dolphin Energía S.A., on September 15, 2005 the operating agreement was terminated and EDF S.A. waived Ps. 25.9 million in fees owed by our company at that time pursuant to the operating agreement. On the same date, we entered into a technical assistance agreement with EDF S.A. pursuant to which EDF S.A. agreed to make available to us the same technical assistance, know-how, expertise and knowledge in the field of electric power installation, distribution and commercialization service management that it made available to third parties, including technical manuals and software. The technical assistance agreement was initially scheduled to terminate on the earlier of a sale by Dolphin Energía of its controlling interest in our company to a third party and September 15, 2010. On December 27, 2007, the initial agreement was amended to shorten the term of the contract so that it expires on December 31, 2008. Under the terms of the technical assistance agreement, we will pay EDF S.A. an aggregate amount of U.S. $10,000,000 as technical assistance fees in five annual installments of U.S. $2,000,000 each. The first two installments were paid on January 9, 2006, and December 19, 2006. However, in the course of negotiating the December 27, 2007 amendment, EDF S.A. agreed to grant us a credit of U.S. $2,100,000 of the U.S. $4,000,000 we had paid. Of the remaining U.S. $6,000,000 we owed to EDF S.A., we deducted a total of U.S. $4,600,000, which was comprised of: (i) the U.S. $2,100,000 credit described above, and (ii) a receivable for U.S. $2,500,000, owed to us by EDF International as a reimbursement for the expenses we incurred during the year ended December 31, 2006 in relation to our initial public offering. The U.S. $2,500,000 receivable was accounted for in accordance with the agreement that initial public offering expenses may be offset against services rendered by any affiliate of EDF International. After making such deduction, on December 28, 2007, we paid EDF S.A. the remaining U.S. $1,400,000 under the technical assistance agreement.

Item 8. Financial Information

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

Legal proceedings

In the normal course of business, we are a party to lawsuits of various types. Our management evaluates the merit of each claim and assesses the likely outcome, recording an accrual in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated. At December 31, 2007, we had established accruals in the aggregate amount of Ps. 82.7 million to cover potential losses from such claims and legal proceedings. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

Tax claims

On December 1, 2003, the Provincial Board of Electric Power of the Province of Buenos Aires initiated a claim against us in the amount of Ps. 51.2 million, which does not include surcharges, interest or penalties accrued in respect of this amount after the date of the claim. At December 31, 2003, the amount of surcharges and interest accrued on the claim, including applied penalties, was Ps. 310 million. In addition, on April 23, 2007, the Board notified us of an additional claim for Ps. 4.0 million, without including surcharges, interest or penalties accrued. The claims are based on an alleged failure to collect, as collection agent, in respect of certain taxes established by Decree Laws No. 7290/67 and No. 9038/78 between July 1997 and June 2001 and between July 2001 and June 2002, respectively. On December 23, 2003, we filed an appeal of the Board’s decision with the provincial Tax Court of Appeals of La Plata, and enforcement of the judgment was suspended pending the outcome of the appeal. On June 14, 2007, the Court granted our appeal and rejected the Board’s tax claim against the Company. On June 27, 2007 the provincial Tax Court of Appeals of Buenos Aires rendered a favorable decision in relation to our appeal. This decision reaffirms a recent decision by the Supreme Court of the Republic of Argentina in an unrelated case that held that the regulations were unconstitutional due to the commitment assumed by the Province of Buenos Aires to not tax the transfer of electric power. We have not established any accruals in our financial statements for this claim.

The Argentine federal tax authorities have challenged certain income tax deductions for allowance for doubtful accounts on our income tax returns for fiscal years 1996, 1997 and 1998, and have assessed additional taxes of approximately Ps. 9.3 million. Tax related contingencies are subject to interest charges and, in some cases, fines. We have appealed the tax authorities’ ruling before the Argentine federal tax court. During the appeal process payment for such claim is suspended. We have accounted for an accrual in our financial statements for the contingent tax liability related to this claim, including interest and penalties.

Environmental claims

On May 24, 2005, three of our employees were indicted on charges of PCB-related environmental contamination dangerous to human health, which is a crime under Argentine law. In connection with this alleged infraction, the judge sought a pre-judgment attachment of our assets in the amount of Ps. 150 million to cover the potential cost of environmental damages and estimated clean-up costs. On May 30, 2005, we appealed the charges against our employees as well as the attachment order. On December 15, 2005, the court of appeals dismissed the charges against all three defendants for lack of evidence and, accordingly, vacated the attachment order. The decision by the court of appeals also stated that the trial judge should order the acquittal of two public officers of the ENRE, who had been indicted on related charges. This decision was appealed to the National Criminal Appellate Court (Tribunal de Casación), the highest appellate body for this matter, which on April 5, 2006 ruled that the appeal of the decision relating to our employees and our company was not admissible because decisions rendered on grounds of lack of evidence are not reviewable. On July 16, 2007, the Company was notified that on July 11, 2007, the trial judge issued acquittals for all of the Company’s officials and employees that had been indicted. On appeal on March 25, 2008, the First Court of the Federal Circuit of San Martín (Sala I de la Cámara Federal de San Martín) upheld the acquittals and confirmed the finding that there had been insufficient evidence to prove any PCB contamination. This decision was appealed on April 18, 2008 by the Attorney General (Minsterio Público) before the First Court of the Federal Circuit of San Martín. We have not accounted for any accruals in our financial statements for this claim.

Proceedings challenging the renegotiation of our concession

In November 2006, two Argentine consumer associations, Asociación Civil por la Igualdad y la Justicia (ACIJ) and Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria, brought an action against us and the Argentine government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional. On March 26, 2007, the federal administrative court dismissed these claims and ruled in our favor on the grounds that the adoption of Executive Decree No. 1957/06, which ratified the Adjustment Agreement, rendered this action moot. ACIJ appealed this decision on April 12, 2007, and the appeal was decided in our favor. However, on April 14, 2008, ACIJ filed another complaint challenging the procedures utilized by the Argentine Congress in approving the Adjustment Agreement. Specifically, the claim alleges that Article 4 of Law 24.790, which authorized the Congress to tacitly approve agreements negotiated between the Argentine government and public service companies, such as us, violates the congressional procedures established in Article 82 of the Constitution. ACIJ has requested that the Adjustment Agreement be renegotiated and submitted to Congress for its express approval. We can give no assurance that this complaint or other potential future actions or requests for injunctive relief will not reverse the adjustments we have obtained or block any further adjustments to our tariffs.

DIVIDENDS

Under Argentine corporate law, declaration and payment of annual dividends, to the extent the distribution of available earnings complies with the requirements of applicable Argentine corporate law, is determined by our shareholders at the annual ordinary shareholders’ meeting. Generally, but not necessarily, the board of directors makes a recommendation with respect to the payment of dividends. We have not declared or paid any dividends since August 14, 2001.

Under the terms of our financial debt, we are not entitled to distribute any dividends until April 24, 2008, unless our leverage ratio (as defined in our debt instruments) is 2.5 or lower or we attain an international investment grade rating on our long term debt from an internationally recognized rating agency. Thereafter, we are only permitted to distribute dividends under certain circumstances depending on our leverage ratio based on our financial statements prepared in accordance with Argentine GAAP. If our leverage ratio (defined in our debt instruments as our total indebtedness over our 12-month EBITDA) is 2.5 or lower, or we attain an international investment grade rating on our long term debt from an internationally recognized rating agency, we will not be subject to any restrictions under our debt instruments on our ability to distribute dividends. However, if our leverage ratio is greater than 2.5, we will only be entitled to pay dividends if we generate excess cash (as defined in our debt instruments). In this case, we may pay dividends out of excess cash as follows:

•	if our leverage ratio is greater than 2.5, but not greater than 3.0, we may apply 50% of our excess cash to pay dividends;

•	if our leverage ratio is greater than 3.0, but not greater than 3.5, we may apply 25% of our excess cash to pay dividends; and

•	if our leverage ratio is greater than 3.5, we may not pay dividends.

Also, pursuant to the Adjustment Agreement, we cannot make any dividend payments without the ENRE’s prior approval during the period in which we are conducting the RTI.

Amount available for distribution

Dividends may be lawfully declared and paid only out of our retained earnings stated in our yearly financial statements prepared in accordance with Argentine GAAP and CNV regulations and approved by the annual ordinary shareholders’ meeting.

According to Argentine Corporations Law and our by-laws we are required to maintain a legal reserve of 20% of our then-outstanding capital stock. The legal reserve is not available for distribution to shareholders. Under Argentine corporate law and our by-laws, our yearly net income (as adjusted to reflect changes in prior results) is allocated in the following order:

(i) to comply with the legal reserve requirement;

(ii) to pay the accrued fees of the members of the board of directors and supervisory committee;

(iii) to pay any amounts owed to our employees under the “Bonos de Participación para el Personal”;

(iv) for voluntary or contingent reserves, as may be resolved from time to time by our shareholders at the annual ordinary shareholders’ meeting; and

(v) the remainder of the net income for the year may be distributed as dividends on common shares or as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting.

Bonos de Participación para el Personal are bonds issued to our employees, according to the provisions of our by-laws, that entitle each holder of the bonds to a pro rata portion of 0.5% of our earnings, after payments of taxes.

The board of directors submits our financial statements for the preceding fiscal year, together with reports thereon by the supervisory committee, at the annual ordinary shareholders’ meeting for approval. Within four months of the end of each fiscal year, an ordinary shareholders’ meeting must be held to approve the financial statements and determine the allocation of our net income for such year.

Under applicable CNV regulations, cash dividends must be paid to shareholders within 30 days of the shareholders’ meeting approving such dividends. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of the authorization of the CNV for the public offering of the shares arising from such dividends. The statute of limitations to the right of any shareholder to receive dividends declared by the shareholders’ meeting is 3 years from the date in which they have been made available to the shareholder.

SIGNIFICANT CHANGES

Except as identified in this annual report on Form 20-F, no significant change in our financial condition has occurred since the date of the most recent consolidated audited financial statements contained in this annual report.

Item 9. The Offer and Listing

Since April 26, 2007, our Class B shares and the ADSs have been listed on the Buenos Aires Stock Exchange and the NYSE, respectively. The ADSs have been issued by the Bank of New York as depositary. Each ADS represents 20 Class B shares.

OFFER AND LISTING DETAILS

The following table sets forth, for the period commencing with our initial public offering on April 30, 2007, the annual high and low market prices for the ADSs on the New York Stock Exchange and the shares on the Buenos Aires Stock Exchange.

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2007	4.00	2.70	25.87	16.93

The following table sets forth, for the periods indicated, the reported high and low sales prices for our shares on the Buenos Aires Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2007
Second Quarter	3.39	2.70	22.29	16.96
Third Quarter	3.82	2.75	24.98	17.00
Fourth Quarter	4.00	3.42	25.87	21.21

The following table sets forth, for the months indicated, the reported high and low sales price for our shares on the Buenos Aires Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2007
December	3.65	3.42	23.00	21.21
2008
January	3.51	3.22	22.22	20.20
February	3.40	3.03	21.55	18.45
March	3.18	2.80	20.05	16.93
April	3.30	2.96	20.87	18.20
May	3.00	2.60	18.96	15.28
June(1)	2.67	2.00	16.62	12.30

(1) Represents the corresponding sale prices from June 1 through June 20.

Markets

Trading on the Buenos Aires Stock Exchange

Trading in the Argentine securities market

The securities market in Argentina is comprised of 11 stock exchanges consisting of the BCBA, Bahía Blanca, Corrientes, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Santa Fe, Mar del Plata and Tucumán. Six of these exchanges (Buenos Aires, Rosario, Córdoba, Mendoza, Santa Fe, and La Rioja) have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities. Securities listed on these exchanges include corporate equity and bonds and government securities.

The BCBA is the principal and longest-established exchange in Argentina and is currently the fourth largest exchange in Latin America in terms of market capitalization. The BCBA began operating in 1854 and accounts for approximately 95% of all equity trading in Argentina. Bonds listed on the BCBA may simultaneously be listed on the Mercado Abierto Electrónico, the Argentine over-the-counter market, or MAE, pursuant to an agreement between BCBA and MAE which stipulates that equity securities are to be traded exclusively on the BCBA while debt securities (both public and private) may be traded on both the MAE and the BCBA. In addition, through separate agreements with the BCBA, all of the securities listed on the BCBA may be listed and subsequently traded on the Córdoba, Rosario, Mendoza, La Plata and Santa Fe exchanges, by virtue of which many transactions originating on these exchanges relate to BCBA-listed companies and are subsequently settled in Buenos Aires. Although companies may list all of their capital stock on the BCBA, controlling shareholders in Argentina typically retain the majority of a company’s capital stock, resulting in a relatively small percentage of active trading of the companies’ stock by the public on the BCBA.

Argentina’s equity markets have historically been comprised of individual investors, though in recent years, there has been an increase in the level of investment by banks and insurance companies in these markets. The participation of Argentine pension funds represents an increasing percentage of the BCBA market, however, Argentine mutual funds (fondos comunes de inversión) continue to have very low participation. As of December 31, 2007, 76 companies had equity securities listed on the BCBA, of which the ten most traded companies accounted for approximately 74.3% of the total market capitalization during 2006.

The Buenos Aires Stock Market, or Mercado de Valores de Buenos Aires (MERVAL) is the largest stock market in Argentina and is affiliated with the BCBA. MERVAL is a corporation consisting of 133 shareholder members who are the sole individuals or entities authorized to trade, either as principals or agents, in the securities listed on the BCBA. Trading on the BCBA is conducted either through the traditional auction system from 11:00 a.m. to 5:00 p.m. on trading days, or through the Sistema Integrado de Negociación Asistida por Computación (Computer-Assisted Integrated Negotiation System, or SINAC). SINAC is a computer trading system that permits trading in both debt and equity securities and is accessed by brokers directly from workstations located in their offices. Currently, all transactions relating to listed negotiable obligations and listed government securities can be effectuated through SINAC. In order to control price volatility, MERVAL imposes a 15-minute suspension on trading when the price of a security registers a variation in price between 10% and 15% and between 15% and 20%. Any additional 5% variation in the price of a security will result in additional 10-minute successive suspension periods.

Regulation of the Argentine securities market

The Argentine securities market is regulated and overseen by the Comisión Nacional de Valores, or CNV, pursuant to Law No. 17,811, as amended, which in addition to having created the CNV governs the regulation of security exchanges, as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options. Argentine pension funds and insurance companies are regulated by separate government agencies, whereas financial institutions are regulated primarily by the Central Bank.

In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Caja de Valores S.A. (Stock Exchange Incorporated), a corporation owned by the BCBA, MERVAL and certain provincial exchanges. Caja de Valores S.A. is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions. Additionally, Caja de Valores S.A. handles the settlement of securities transactions carried out by the BCBA and operates the computerized exchange information system mentioned above.

Despite a change in the legal framework of Argentine securities trading in the early 1990s, which permitted the issuance and trading of new financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds and futures and options, there is still a relatively low level of regulation of the market for Argentine securities and investors’ activities in such markets and enforcement of them has been extremely limited. Because of the limited exposure and regulation in these markets, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the CNV has taken significant steps to strengthen disclosure and regulatory standards for the Argentine securities market, including the issuance of regulations prohibiting insider trading and requiring insiders to report on their ownership of securities, with associated penalties for noncompliance.

In order to improve Argentine securities market regulation, the Argentine government issued Decree No. 677/01 on June 1, 2001, which provided certain guidelines and provisions relating to capital markets transparency and best practices. Decree No. 677/01 applies to individuals and entities that participate in the public offering of securities, as well as to stock exchanges. Among its key provisions, the decree broadens the definition of a “security,” governs the treatment of negotiable securities, obligates publicly listed companies to form audit committees comprised of three or more members of the board of directors (the majority of whom must be independent under CNV regulations), authorizes market stabilization transactions under certain circumstances, governs insider trading, market manipulation and securities fraud and regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies.

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management, among others, and only securities for which an application for a public offering has been approved by the CNV may be listed on a stock exchange. Despite these requirements imposed by the CNV, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, although issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF INCORPORATION

Set forth below is a brief summary of certain significant provisions of our bylaws and Argentine law. This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this annual report. For a description of the provisions of our bylaws relating to our board of directors and statutory auditors, see “Item 6. Directors, Senior Management and Employees.”

Description of capital stock

We are a public service company incorporated on July 21, 1992 as a sociedad anónima, a stock corporation, duly incorporated under the laws of Argentina for a 95−year period and registered on August 3, 1992 with the Public Registry of Commerce of the City of Buenos Aires under Nr. 7041 of Book 111, Volume A of Sociedades Anónimas.

As of the date of this annual report, our capital stock consists of Ps. 906,455,100, represented by 462,292,111 book-entry Class A common shares, with a par value of one peso each and the right to one vote per share, 442,210,385 book-entry Class B common shares, with a par value of one peso each and the right to one vote per share, and 1,952,604 book-entry Class C common shares, with a par value of one peso each and the right to one vote per share. Under our bylaws, we are required to ensure, unless the ENRE approves otherwise, that Class A common shares represent 51% of our outstanding capital stock and that new Class A, Class B and Class C shares are issued pro rata to the percentage of the outstanding capital stock represented by them prior to a capital increase, unless a general or special shareholder’s meeting approves otherwise. All outstanding shares are fully paid.

Our shareholders authorized a capital increase of 83,161,020 common shares on June 7, 2006 composed of 42,412,120 Class A common shares, 32,432,797 Class B common shares and 8,316,102 Class C common shares. Substantially all Class C shares will be converted into Class B shares upon the closing of the Argentine offering. Our Class B shares have been listed on the Buenos Aires Stock Exchange since 1995 although they have never been traded effectively on that exchange or any other market. Holders of Class A common shares may convert any Class B common shares they may hold into Class A shares, on a one−for−one basis, if such conversion would be required to maintain at all times 51% of the outstanding capital stock of Edenor. Our Class A shares have been pledged in favor of the Argentine Government to secure our obligations under our concession and may not be transferred, even to shareholders of the same class, without the prior approval of the ENRE. Under the Adjustment Agreement, these shares may not be transferred until the approval of the RTI.

Upon the closing of our IPO, substantially all Class C shares were converted into Class B shares. The rights previously attributable to the Class C shares were combined with those attributable to the Class B shares, and holders of the remaining Class C shares vote jointly as a single class with the holders of Class B shares in the election of directors.

Corporate purpose

Article 4 of our by-laws establishes that our corporate purpose is to engage in the distribution and sale of electricity within our concession area. We can also acquire the capital stock of other electric distribution companies, subject to regulatory approval, lease our network to provide power line communication or other voice, data and image transmission services, and render operating, advisory, training, maintenance, consultancy, management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by us or through subsidiaries or affiliates. In addition, we may act as trustees of trusts created under Argentine law to the extent they are related to credit facilities granted to vendors and service providers acting in the distribution and sale of electricity who have guaranties granted by reciprocal guaranty companies owned by us.

Shareholders’ liability

Shareholder liability for a company’s losses is limited to the value of the shareholder’s shareholding in the company. However, under Argentine corporate law, shareholders who have a conflict of interest with the company with respect to certain matters and who do not abstain from voting on such matters may be held liable for damages to the company, provided that their votes were necessary for the adoption of the relevant decision. In addition, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or the company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to the company, other shareholders or third parties resulting from the resolution. See also “Item 3. Key Information—Risk factors—Risks related to our ADSs and common shares—Our shareholders may be subject to liability for certain votes of their securities.”

Appraisal rights

Whenever our shareholders approve:

•	a merger or spin-off in which we are not the surviving corporation, unless the acquiror shares are authorized for public offering or listed on any stock exchange;

•	a transformation of our corporate legal status;

•	a fundamental change in our by-laws;

•	a change in our domicile outside Argentina;

•	a voluntary termination of the public offering or listing authorization;

•	a decision in favor of our continuation upon delisting or cancellation of our public offering authorization; or

•	a total or partial recapitalization following a mandatory reduction of our capital or liquidation any shareholder that voted against such action or did not attend the relevant meeting may exercise appraisal rights, that is, the rights to withdraw from the company and have its shares cancelled in exchange for the book value of its shares, determined on the basis of our latest balance sheet prepared, or that should have been prepared, in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within the time frame set forth below.

Appraisal rights must be exercised within five days following the meeting at which the resolution was adopted, in the event of a dissenting shareholder that voted against such resolution, or within 15 days following such meeting in the case of a dissenting shareholder that did not attend the meeting and who can prove that it was a shareholder at the date of the meeting. In the case of mergers or spin-offs involving an entity authorized to make public offering of its shares, appraisal rights may not be exercised if the shares to be received as a result of the transaction are listed in any stock exchange. Appraisal rights are terminated if the resolution giving rise to such rights is overturned at another shareholders’ meeting held within 60 days as from the meeting at which the resolution was adopted.

Payment of appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted, except where the resolution was to delist the capital stock of the company, in which case the payment period is reduced to 60 days from the date of the relevant resolution.

Because of the absence of legal precedent directly on point, there is doubt as to whether holders of ADSs will be able to exercise appraisal rights either directly or through the depositary with respect to Class B shares represented by ADSs.

Redemption or repurchase

According to the Transparency Decree, a sociedad anónima may acquire its own shares, provided that the public offering and listing thereof has been authorized, subject to the following terms and conditions and other regulations that may be issued by the CNV. The conditions are: (a) the shares to be acquired should be fully paid; (b) there shall be a resolution of the board of directors to such effect, (c) the acquisition shall be made out of net profits or voluntary reserves; (d) the total amount of shares acquired by the company, including previously acquired shares, shall not exceed 10% of the capital stock or such lower percentage determined by the CNV. The shares acquired in excess of such limit shall be disposed of within 90 days after the date of the acquisition originating the excess.

The shares acquired by the company shall be disposed of by the company within a maximum term of three years counted as from the date of the acquisition thereof. Upon disposition of the shares, the company shall make a preemptive rights offering of such shares. The offer is not mandatory if the shares are issued in connection with a compensation plan or program for the company’s employees or if the shares are distributed among all shareholders in proportion to their shareholding. If shareholders do not exercise in whole or in part, their preemptive rights, the sale shall be made in a stock exchange.

Preemptive and accretion rights

Under Argentine law, shareholders of any given class of common shares have preemptive rights, on a pro rata basis, to subscribe shares of the same class owned by them, and accretion rights, on a pro rata basis, to subscribe additional shares of its class or other classes of shares not subscribed by other shareholders of the same class. Preemptive rights and accretion rights may be waived only by each shareholder on a case-by-case basis. Alternatively, pursuant to the Argentine companies law, in exceptional cases and on a case by case basis when required for the best interest of the company, the shareholders at an extraordinary meeting with a special majority may decide to limit or suspend shareholders, preemptive rights, provided that the resolution is included in the meeting’s agenda and the shares to be issued are paid in kind or are issued to cancel preexisting obligations.

In the event of a capital increase, our by-laws provide that holders of Class A, Class B and Class C shares have preemptive rights, on a pro rata basis, to subscribe new Class A, Class B or Class C shares, as the case may be, in order to maintain their pro rata interest in the company, unless otherwise decided in a general or extraordinary shareholders’ meeting. The holders of our Class A shares, in any capital increase, must exercise their preemptive rights to maintain at least 51% of our capital stock outstanding after giving effect to the capital increase, unless otherwise authorized by the ENRE or to the extent any other legal mechanism is used to secure the 51% ownership of our capital stock. In order for the participant employees of the PPP to participate in this offering, all of our Class C shares (including shares of PPP participants who will not participate in this offering) will be converted into Class B shares.

Pursuant to Argentine law, if approved by an extraordinary shareholders’ meeting, companies authorized to make a public offering of their securities may shorten the period during which preemptive rights may be exercised from 30 to 10 days following the publication of the offering in the Argentine Official Gazette and a newspaper of wide circulation in Argentina. Preemptive rights are exercisable following such publication (which must be made for three days) for a period of 30 days, provided the period is not reduced in the manner described above.

Shareholders who have exercised their preemptive rights have the right to exercise accretion rights, on a pro rata basis, with respect to any unsubscribed shares. Shares not subscribed by shareholders by virtue of preemptive or accretion rights may be offered to third parties. EASA and certain of our selling shareholders have assigned their preemptive and accretion rights to the international underwriters.

Holders of ADSs may be restricted in their ability to exercise preemptive rights if a prospectus under the Securities Act relating thereto has not been filed or is not effective or an exemption is not available.

Voting rights

Under our bylaws, each class of common shares entitles the holder thereof to one vote per share at any meeting of our shareholders. Under Argentine corporate law, a shareholder is required to abstain from voting on any resolution in which its direct or indirect interests conflict with that of, or are different from, the company. In the event that such shareholder votes on such resolution, and such resolution would not have been approved without such shareholder’s vote, the resolution may be declared void by a court and such shareholder may be held liable for damages to the company, other shareholders and third parties.

Registration requirements of foreign companies holding Class B shares

Under Argentine regulations, foreign companies that hold shares directly (and not as ADSs) in an Argentine company must register with the Inspección General de Justicia (the public registry of commerce) to exercise certain shareholder rights, including voting rights. The registration requires the filing of corporate and accounting documents in order to demonstrate that the foreign shareholder is not a special purpose vehicle organized solely to conduct business solely in Argentina, is entitled to conduct business in its place of incorporation and meets certain foreign assets requirements.

Liquidation rights

In the case of our liquidation or dissolution our assets will be applied to satisfy our outstanding liabilities and then proportionally distributed among holders of our common stock without distinction of classes.

Ordinary and extraordinary shareholders meetings

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine corporate law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of the board of directors and the statutory audit committee and election, performance and remuneration of directors and members of the statutory audit committee. In addition, pursuant to Public Offering Transparency Decree 677/2001, at an ordinary shareholders’ meetings, our shareholders must consider (i) the disposition of, or creation of any lien over, our assets as long as such decision has not been performed under the ordinary course of business and (ii) the execution of administration or management agreements and whether to approve any agreement by virtue of which the assets or services provided to us are paid partially or totally with a percentage of our income, results or earnings, if the payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters which may be considered at an ordinary meeting convened and held at any time include the responsibility of directors and members of the statutory audit committee, capital increases and the issuance of certain corporate bonds. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting including, without limitations, the amendment of our by-laws, issuance of debentures, early dissolution, merger, spin off, reduction of capital stock and redemption of shares, transformation from one type of entity to another, appointment, removal and retribution of the liquidators and limitation or suspension of shareholders’ preemptive rights.

Special shareholders meetings of classes of shares

In the event a shareholder’s meeting is held to adopt any resolution affecting the rights of a class of shares, the consent or ratification of shareholders of that class is required and a special shareholder’s meeting shall be held. The special shareholder’s meetings shall be governed by the rules provided for the ordinary shareholder’s meetings.

Notices of meetings

Notices of shareholders’ meetings are governed by the provisions of Argentine Corporations Law. Furthermore, notice of shareholders’ meetings must be published for five days in the Official Gazette, in an Argentine newspaper of wide circulation and in the bulletin of the Buenos Aires Stock Exchange, at least 20 but not more than 45 days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If quorum is not available at such meeting, a notice for a second meeting, which must be held within 30 days of the date on which the first meeting was called, must be published for three days, at least eight days before the date of the second meeting. The above−described notices of shareholders’ meetings may be effected simultaneously for the second meeting to be held on the same day as the first meeting, only in the case of ordinary meetings and special shareholder’s meetings of a relevant class of shares. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote of shares entitled to vote.

Quorum and voting requirements

The quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. If a quorum is not available at the first meeting a second meeting may be held at which action may be taken by the holders of an absolute majority of the shares present, regardless of the number of such shares. The quorum for an extraordinary shareholders’ meeting on first call is 70% of the shares entitled to vote, and if such quorum is not available, a second meeting may be held, for which the quorum is 35% of the shares entitled to vote.

Action may be taken at extraordinary shareholders’ meetings by the affirmative vote of an absolute majority of shares present that are entitled to vote on such action, except that: the approval of a majority of shares with voting rights (for these purposes non−voting preferred shares shall have voting rights), without application of multiple votes, is required at both the first and second meeting for: (i) the transfer of our domicile outside Argentina, (ii) a fundamental change of the corporate purpose set forth in our bylaws, (iii) our anticipated dissolution, (iv) the total or partial redemption of shares, or (v) the transformation of our corporate legal status, in which cases resolutions shall be adopted by the affirmative vote of the majority of shares with the right to vote. Preferred shares will be entitled to one vote in these circumstances. Moreover, pursuant to our by-laws, the extension of the company’s duration, the withdrawal from public offering or delisting, the total or partial recapitalization, the merger or spin-off (including if we are the surviving entity) or the termination of the concession agreement for the distribution and sale of electricity, on first and second calls, shall be taken by the affirmative vote of shares representing at least 80% of the outstanding shares entitled to vote, whether present or not at the shareholder’s meeting, without application of multiple votes, if applicable. An amendment to our by-laws requires the prior approval of the ENRE. Shareholder’s meetings shall approve amendments “ad-referendum” of the ENRE.

Shareholders’ meetings may be called by the board of directors or the members of the statutory audit committee whenever required by law or whenever they deem it necessary. Also, the board or the members of the statutory audit committee are required to call shareholders’ meetings upon the request of shareholders representing an aggregate of at least five percent of our outstanding capital stock in which case the meeting must take place within 40 days of such shareholders’ request. If the board or the statutory audit committee fails to call a meeting following such a request, a meeting may be ordered by the CNV or by the courts. In order to attend a meeting, a shareholder must also deposit with us a certificate of book-entry shares registered in its name and issued by Caja de Valores S.A. at least three business days prior to the date on which the meeting is to be held. If so entitled to attend a meeting, a shareholder may be represented by proxy. Proxies may not be granted to our board, members of the statutory audit committee, officers or employees.

Election of directors

Our board of directors must have 12 acting directors and the number of alternate directors that the shareholders may resolve in a general annual ordinary meeting or at a class annual ordinary meeting, such number not to exceed the number of acting directors. All directors are elected to serve for one fiscal year. Holders of Class A common shares are entitled to elect, in a general annual ordinary meeting or at an annual ordinary meeting of Class A holders 7 directors one of which must be independent in accordance with CNV regulations and our by-laws. Holders of Class B common shares are entitled to elect, in a general annual ordinary meeting or at an annual ordinary meeting of Class B holders 4 directors one of which must also be independent in accordance with CNV regulations and our by-laws. Holders of Class C common shares are entitled to elect, in a general annual ordinary meeting or at an annual ordinary meeting of Class C holders 1 director until the percentage of our capital stock represented by Class C common shares decreases below 6% at which moment holders of Class C common shares will be required to vote together with holders of Class B common shares to elect, as a common class, 5 directors. Upon the closing of the Argentine offering (to the extent consummated), substantially all Class C shares will have been converted into Class B shares and a nominal amount of Class C shares will remain outstanding. Accordingly, any rights previously attributable to the Class C shares will have been combined with those attributable to the Class B shares, and holders of the remaining Class C shares will vote jointly as a single class with the holders of Class B shares in the election of directors.

Form and transfer

Our current capital stock is represented by book-entry shares. Our shareholders are required to hold their shares through book-entries directly made by Caja de Valores in the stock registry of the company carried by Caja de Valores or through book-entries with brokers, banks and other entities approved by the CNV that have accounts with Caja de Valores, or with the participants of the Caja de Valores. Caja de Valores is in charge of maintaining a stock registry on our behalf based on information received from shareholders that chose to hold their shares directly by registration on the stock registry of the company and from participants of the Caja de Valores, and in accordance with Argentine law only those holders listed in the stock registry either directly or through participants of the Caja de Valores will be recognized as shareholders. Shares held by participants of the Caja de Valores have the same rights as shares recorded in our shareholders’ register.

Certain Differences between Argentine and U.S. Corporate Law

Investors should be aware that Argentine Corporate Law and the Argentine Securities Market Law, both of which apply to us, differ in certain material respects from laws generally applicable to U.S. corporations and their shareholders.

Mergers, Consolidations, and Similar Arrangements

Under Argentine law, a company is permitted to merge with another company only if a majority of the shares representing the company’s outstanding capital stock approve the merger at a duly convened general extraordinary shareholders’ meeting. In addition, a higher threshold requiring the approval of greater than a majority of shares may be imposed under the company’s bylaws. Our bylaws provide that in the event of a merger or spin-off, 85% of our company’s voting shares must approve such decision. In addition, under our bylaws, dissenting shareholders are only entitled to appraisal rights if the shares that they would receive as a consequence of the merger are not allowed to become publicly traded. Our bylaws also provide that appraisal rights may be exercised within five days by shareholders who are present at the shareholders’ meeting and who vote against the merger, and within fifteen days by shareholders who were absent from the meeting, but who were shareholders at the time of the meeting.

In contrast, under Delaware law, with certain exceptions, a merger, consolidation, or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive payment in the amount of the fair market value of the shares held by the shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction. Delaware law also provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of capital share. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Anti-Takeover Provisions

Although a specific rule does not exist regarding anti-takeover provisions under Argentine law, public companies are allowed to include provisions in their bylaws in order to restrict the ability of third parties to acquire control of the company. The company’s bylaws may provide that in order to take certain actions, a supermajority is required with respect to the shares entitled to vote thereon. Pursuant to the CNV rules, any group or individual that directly or indirectly seeks to acquire an amount of voting shares of a company (including rights to subscribe to such shares or options to acquire such shares), that could result in substantial participation rights with respect to the capital stock of such company, is required to, prior to the acquisition and within ten days of seeking to acquire such company, conduct a mandatory public offering.

In contrast, under Delaware law, corporations can implement shareholder rights plans and other measures, including staggered terms for directors and super-majority voting requirements, to prevent takeover attempts. Delaware law also prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the shareholder became an interested shareholder unless:

•
prior to the date of the transaction in which the shareholder became an interested shareholder, the board of directors of the corporation approves either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation, excluding shares held by directors, officers, and employee stock plans; or

•
at or after the date of the transaction in which the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at a shareholders’ meeting by at least 66 2/3% of the voting stock which is not owned by the interested shareholder.

Shareholders’ Suits

Class Action Lawsuits

Under Argentine law, class action lawsuits are not permitted. In contrast, under Delaware law, class actions and derivative actions are generally available to shareholders for purposes of, among other things, breaches of fiduciary duty, corporate waste and other actions or omissions that conflict with applicable law. In these kinds of actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with the action.

Shareholder Proposals

Under Argentine law, directors are nominated by shareholders, and there is no special provision restricting the manner in which nominations may be made. Pursuant to our bylaws, shareholders of our Class A shares are entitled to elect seven directors (and up to seven alternate directors), holders of our Class B shares are entitled to elect four directors (and up to four alternate directors) and holders of our Class C shares are entitled to elect one director (and one alternate director), provided they hold at least 6% of our outstanding capital stock. In the event holders of our Class C shares hold less than 6% of our outstanding capital stock, they must vote with the holders of Class B shares to elect five directors (and up to five alternate directors). Upon the closing of the Argentine offering (to the extent consummated), substantially all Class C shares will have been converted into Class B shares and a nominal amount of Class C shares will remain outstanding. Accordingly, any rights previously attributable to the Class C shares will have been combined with those attributable to the Class B shares, and holders of the remaining Class C shares will vote jointly as a single class with the holders of Class B shares in the election of directors.

In contrast, Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting.

Calling of Special Shareholders’ Meetings

Under Argentine law and our bylaws, a shareholders’ meeting may be convened by the board of directors or by the statutory audit committee. Under our bylaws, shareholders representing at least 5% of our outstanding capital stock may request that the board of directors or the statutory audit committee call a shareholders’ meeting to discuss the matters indicated in the written request. The request must indicate the subject to be dealt with and the board of directors or the statutory audit committee must convene a shareholders’ meeting to be held within forty days after receipt of the request. If the board of directors or the statutory audit committee fails to convene a shareholders’ meeting, the meeting may be called by the public authority or judicially.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

Cumulative Voting

Under Argentine law, cumulative voting for the election of one third of the vacant directors is permitted.
Under Delaware law, cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation.

Approval of Corporate Matters by Written Consent

Under Argentine law, a shareholder is not allowed to take action or vote by written consent.
Delaware law permits shareholders to take action by written consent of holders of outstanding shares having more than the minimum number of votes necessary to take the action at a shareholders’ meeting at which all voting shares were present and voted.

Amendment of Certificate of Incorporation

Under Argentine law, it is not possible to amend a company’s certificate of incorporation (acta constitutiva). However, the provisions that govern an Argentine company are contained in each company’s bylaws, which may be amended in the manner described below. Under Delaware law, a company’s certificate of incorporation generally may be amended by a vote of the majority of shareholders entitled to vote thereon (unless otherwise provided in the certificate of incorporation), subsequent to a resolution of the board of directors proposing such amendment.

Amendment of Bylaws

Under Argentine law, amending a company’s bylaws requires shareholder approval at an extraordinary shareholders’ meeting. Argentine law requires that at least 60% of the voting shares (unless the bylaws require a higher threshold), at first call, or 30% at second call (unless the bylaws require a higher or lower threshold), which represent the company’s outstanding capital stock, be present at the meeting and that the resolutions be approved by an absolute majority of the present shares (unless the bylaws require a higher threshold). Pursuant to our bylaws, the quorum for an extraordinary shareholders meeting, at first call, is 70% of the voting shares, and at second call, 35%. Resolutions, in both cases, will be taken by the absolute majority of the voting shares present at the meeting. In certain cases, resolutions must be taken by 80% of the voting shares, present or not at the meeting.

Under Delaware law, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend, and repeal the bylaws of a corporation.

Staggered board of directors

Argentine law permits companies to have a staggered board of directors. Delaware law also permits corporations to have a staggered board of directors.

MATERIAL CONTRACTS

We are party to various contracts in the ordinary course of business. In the past two years, we have not entered into any material contracts.

EXCHANGE CONTROLS

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions, and the transfer of dividend payments in foreign currency abroad and the repatriation of capital were permitted without prior approval of the Central Bank. From April 1, 1991, when the Convertibility Law became effective, until December 21, 2001, when the Central Bank decided to close the foreign exchange market, the Argentine currency was freely convertible into U.S. Dollars.

On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures through Decree 1570/01, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad without the Central Bank’s prior authorization subject to specific exceptions for transfers related to foreign trade. Beginning in January 2003, the Central Bank has gradually eased these restrictions and expanded the list of transfers of funds abroad that do not require its prior authorization. However, in June 2003 the Argentine government instituted restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country.

In June 2005, the Argentine government issued Decree 616/05, which established additional restrictions over all capital flows that could result in the decreased availability of international credit. Pursuant to the decree, all private sector indebtedness of physical persons or corporations in Argentina are required to be agreed upon and repaid not prior to 365 days from the date of entry of the funds into Argentina, regardless of the form of repayment. The decree outlines several types of transaction that are exempt from its requirements, including foreign trade financings, foreign trade balances of those entities authorized to carry out foreign exchange, and primary offerings of debt securities issued pursuant to a public offering and listed on a self-regulated market.

In addition, the decree stipulates that all capital inflows within the private sector to the local exchange market of physical persons or corporations within Argentina, as well as all capital inflows of non-residents received by the local exchange market destined for local money holdings, acquisition of active or passive private sector financings (financial or non-financial), excluding foreign direct investment and primary offerings of debt securities issued pursuant to a public offering and listed on a self-regulated market and investments in securities issued by the public sector that are acquired in secondary markets, must meet certain requirements, including those outlined below:

•	such funds may be transferred only outside the local exchange market after a 365-day period from the date of entry of the funds into Argentina;

•	any amounts resulting from the exchange of such funds are to be credited to an account within the Argentine banking system;

•
a non-transferable, non-interest-bearing deposit must be maintained for a term of 365 calendar days, in an amount equal to 30% of any inflow of funds to the local foreign exchange market arising from certain enumerated transactions; and

•
such deposit shall be in U.S. dollars in any of the financial entities of Argentina and may not be used as collateral or guaranty for any credit transaction. Any breach to the provisions of Decree 616/05 is subject to criminal penalties of the Exchange Regime.

In addition, on November 16, 2005, the Ministry of Economy and Production issued Resolution 637/05, pursuant to which Decree 616/05 was regulated, providing that any inflow of funds to the local exchange market in connection with an initial public offering of securities, bonds or certificates issued by a trustee under a trust, whether or not such trust is publicly offered and listed in a self-regulated market, shall comply with all requirements provided for section 4 of Decree 616/05 whenever such requirements are applicable to the inflow of funds to the local exchange market in connection with the acquisition of any of the assets under the trust.

Money laundering

On April 13, 2000, the Argentine Congress passed Law No. 25,246 (the Law of Money Laundering), which establishes an administrative criminal system and supercedes various sections of the Argentine Penal Code. This law defines money laundering as a crime, stating that a crime is committed whenever a person converts, transfers, manages, sells, encumbers, or otherwise uses money, or any other assets, connected with a crime in which that person has not participated, with the possible result that the original or substituted assets may appear to be of a legitimate origin, provided the value of the assets exceeds Ps. 50,000, whether such amount results from one or more transactions.

In addition, the Law of Money Laundering created the Financial Information Unit, which is charged with the handling and the transmission of information in order to prevent the laundering of assets originating from:

•	Crimes related to illegal trafficking and commercialization of narcotics (Law No. 23,737);

•	Crimes related to arms trafficking (Law No. 22,415);

•	Crimes related to the activities of an illegal association as defined in Article 210 bis of the Penal Code;

•	Illegal acts committed by illegal associations (Article 210 of the Penal Code) organized to commit crimes for with political or racial objectives;

•	Crimes of fraud against the Public Administration (Article 174, Section 5 of the Penal Code);

•	Crime against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of Book Two of the Penal Code;

•	Crimes of underage prostitution and child pornography under Articles 125, 125 bis, 127 bis and 128 of the Penal Code.

The principal objective of the Law of Money Laundering is to prevent money laundering. Like other international money laundering laws, Argentine law does not designate sole responsibility to the Argentine government for the monitoring of these criminal activities, but rather also delegates certain obligations to various private sector entities such as banks, stockbrokers, stock market entities, and insurance companies. These obligations essentially consist of information gathering functions, such as:

•	obtaining from clients documents that indisputably prove the identity, legal status, domicile and other information, to accomplish any type of activity intended;

•	reporting any suspicious activity or operation;

•	keeping any monitoring activities in connection with a proceeding pursuant to the Money Laundering Law confidential from both clients and third parties.

In addition, Central Bank regulations require that Argentine banks undertake certain minimum procedures to prevent money laundering.

TAXATION

The following summary contains a description of the material Argentine and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common shares or ADSs. The summary is based upon the tax laws of Argentina and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Investors should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common shares or ADSs.

Although there is at present no income tax treaty between Argentina and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of common shares or ADSs.

Argentine Tax Considerations

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class B common shares or ADSs.

Dividends tax

Dividends paid on our Class B common shares or ADSs, whether in cash, property or other equity securities, are not subject to income tax withholding, except for dividends paid in excess of our taxable accumulated income up to the previous fiscal period, which are subject to withholding at the rate of 35% in respect of such excess. This is a final tax and it is not applicable if dividends are paid in shares (acciones liberadas) rather than in cash.

Capital gains tax

Due to certain amendments made to the Argentine Income Tax Law, it is not entirely clear whether certain amendments concerning payment of income tax on capital gains arising from the sale, exchange or other disposition of shares are in effect or not. Although Opinion No. 351 of the National Treasury General Attorney Office clarified the legal status of certain matters affecting the tax treatment of capital gains certain issues still remain unclear.

Resident individuals. Under what we believe to be a reasonable interpretation of existing applicable tax laws and regulations: (i) income derived from the sale, exchange or other disposition of our Class B common shares or ADSs by resident individuals who do not sell or dispose of Argentine shares on a regular basis would not be subject to Argentine income tax, and (ii) although there still exists uncertainty regarding this issue, income derived from the sale, exchange or other disposition of our Class B common shares or ADSs by resident individuals who sell or dispose of Argentine shares on a regular basis should be exempt from Argentine income tax.

Foreign beneficiaries. Capital gains obtained by non resident individuals or foreign entities from the sale, exchange or other disposition of our Class B common shares or ADSs are exempt from income tax. Pursuant to a reasonable construction of the AITL, and although the matter is not completely free from doubt, such treatment should also apply to those foreign beneficiaries that qualify as “offshore entities” for purposes of Argentine tax laws. For this purpose, an offshore entity is any foreign legal entity which pursuant to its by-laws or to the applicable regulatory framework (i) its principal activity is to invest outside the jurisdiction of its incorporation and/or (ii) cannot perform in such jurisdiction certain transactions.

Local entities. Capital gains obtained by Argentine entities in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina derived from the sale, exchange or other disposition of our Class B common shares or ADSs are subject to income tax at the rate of 35%. Losses arising from the sale of our Class B common shares or ADSs can be applied only to offset such capital gains arising from sales of shares or ADSs.

Personal Assets tax

Argentine entities, such as us, have to pay the personal assets tax on behalf of all individuals and entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.5% and is levied on the equity value (valor patrimonial proporcional), or the book value, of the shares arising from the latest financial statements. Pursuant to the Personal Assets Tax Law, we are entitled to seek reimbursement of such paid tax from the applicable foreign shareholders, even by withholding and/or foreclosing the shares, or by withholding dividends.

Value added tax

The sale, exchange or other disposition of our Class B common shares or ADSs and the distribution of dividends are exempted from the value added tax.

Transfer taxes

The sale, exchange or other disposition of our Class B common shares or ADSs is not subject to transfer taxes.

Stamp taxes

Stamp taxes may apply in certain Argentine provinces in case transfer of our Class B common shares or ADSs is performed or executed in such jurisdictions by means of written agreements. Transfer of our Class B common shares or ADSs is exempted from stamp tax in the City of Buenos Aires.

Other taxes

There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B common shares or ADSs. In addition, neither the minimum presumed income tax nor any local gross turnover tax is applicable to the ownership, transfer or disposition of our Class B common shares or ADSs.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Spain, Sweden, Switzerland, Russia and the United Kingdom. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class B common shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be exempted from the payment of the personal assets tax.

United States Federal Income Tax Considerations

This summary describes the material U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of ADSs. This summary applies to a holder only if such holder holds the ADSs as capital assets for tax purposes. This summary does not apply to investors that are members of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person who is liable for the alternative minimum tax;

•	a person whose functional currency for U.S. tax purposes is not the U.S. Dollar; or

•	a person that owns or is deemed to own 10% or more of any class of our stock.

This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Investors should consult their own tax advisors concerning the consequences of purchasing, owning, and disposing of ADSs in their particular circumstances, including the possible application of state, local, non-U.S. or other tax laws. For purposes of this summary, an investor is a “U.S. holder” if such investor is a beneficial owner of an ADS and is:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	otherwise subject to U.S. federal income tax on a net income basis with respect to income from the ADS.

If a partnership holds our ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. An investor who is a partner of a partnership holding our ADSs should consult its own tax advisor.

In general, an investor is the beneficial owner of ADSs, such investor will be treated as the beneficial owner of the common stock represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if such investor exchanges an ADS for the common stock represented by that ADS.

Dividends

The gross amount of cash dividends that investors receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Argentine Pesos will be included in an investor’s income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars. If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs before January 1, 2011 generally will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2006 or 2007 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2008 taxable year.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividends, because the common shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. U.S. holders of ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions of additional shares in respect of ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition

Upon a sale or other disposition of ADSs, an investor will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. Dollar value of the amount realized and such investor’s tax basis, determined in U.S. Dollars, in the ADSs. Generally, such gain or loss realized on the sale or other disposition of ADSs will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the ADSs were held for more than one year. The ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15%.

Foreign Tax Credit Considerations

Investors should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits. If no such rules apply, investors may claim a credit against their U.S. federal income tax liability for Argentine taxes withheld from cash dividends on the ADSs, so long as they have owned the ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, investors may, at their election, deduct such Argentine taxes in computing their taxable income, subject to generally applicable limitations under U.S. tax law. The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involve the application of complex rules that depend on a U.S. holder’s particular circumstances. Investors should consult their own tax advisors regarding the creditability or deductibility of such taxes.

U.S. Information Reporting and Backup Withholding Rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Investors may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim or refund with the Internal Revenue Service and filing any required information.

DESCRIPTION OF AMERICAN DEPOSITARY SHRAES

American depositary receipts

The Bank of New York is the depositary for the American Depositary Shares, also referred to as ADSs. Each ADS represents 20 Class B common shares (or a right to receive 20 Class B common shares) deposited with the principal Buenos Aires office of Banco Río de la Plata S.A., as custodian for the depositary in Argentina. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADRs are administered is located at 101 Barclay Street, 22W, New York, NY 10280.

The depositary is required to keep books at its corporate trust office for the registration of ADSs and transfers of ADSs which at all reasonable times shall be open for inspection by the holders of ADSs, provided that such inspection shall not be for the purpose of communicating with holders in the interest of a business or object other than the business of Edenor or a matter related to the deposit agreement or the receipts.

Investors hold ADSs directly either by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in the investor’s name, or by having ADSs registered in the investor’s name in the Direct Registration System. Investors also hold ADSs indirectly by holding a security entitlement in ADSs through the investor’s broker or other financial institution. If investors hold ADSs directly, they are ADS registered holders. This description assumes that such investors are ADS registered holders. If investors hold the ADSs indirectly, the investors must rely on the procedures of their broker or other financial institution to assert their rights as ADS registered holders described in this section. Investors should consult with their broker or financial institution to learn what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

We do not treat ADS holders as one of our shareholders and ADS holders do not have shareholder rights. Argentine law governs shareholder rights. The depositary is the holder of the common shares underlying the ADSs. Holders of ADSs have ADS holder rights. A deposit agreement among us, the depositary, the ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, investors should read the entire deposit agreement and the form of ADR.

Dividends and other distributions

How will investors receive dividends and other distributions on the shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, after deducting its fees and expenses described below. ADS holders will receive these distributions in proportion to the number of common shares your ADSs represent.

Cash

The depositary will convert any cash dividend or other cash distribution we pay on the common shares into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It may hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See “—Taxation.” It will distribute only whole U.S. Dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, holders of ADSs may lose some or all of the value of the distribution.

Shares

The depositary may distribute additional ADSs representing any common shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell common shares, in lieu of delivering a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may also sell a portion of the distributed common shares to pay its fees and expenses in connection with the distribution. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new common shares.

Rights to purchase additional common shares

If we offer holders of our securities any rights to subscribe for additional common shares or any other rights, the depositary may make these rights available to holders of ADSs. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, holders of ADSs will receive no value for them.

If the depositary makes rights to purchase common shares available to holders of ADSs, it will exercise the rights and purchase the common shares on their behalf. The depositary will then deposit the shares and deliver ADSs to the investor. It will only exercise rights if the investor pays it the exercise price and any other charges the rights require the investor to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs representing common shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions

The depositary will send to holders of ADSs anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to holders of ADSs unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed property to pay its fees and expenses in connection with the distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, common shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, common shares, rights or anything else to ADS holders. This means that holders of ADSs may not receive the distributions we make on our common shares or any value for them if it is illegal or impractical for us to make them available to holders of ADSs.

Deposit, withdrawal and cancellation

How are ADSs issued?

The depositary will deliver ADSs if the investor or the investor’s broker deposits common shares or evidence of rights to receive common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names the investor requests.

How do ADS holders cancel ADSs and obtain shares?

If an investor surrenders ADSs to the depositary, upon payment of the investor’s fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the common shares and any other deposited securities underlying the surrendered ADSs to the investor or a person the investor designates at the office of the custodian. Or, at the investor’s request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

How do ADS holders interchange between certified ADSs and uncertified ADSs?

Investors may surrender their ADRs to the depositary for the purpose of exchanging their ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS registered holder a statement confirming that the ADS registered holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS registered holder an ADR evidencing those ADSs.

Voting rights

How do holders ADSs vote?

Holders of ADSs may instruct the depositary to vote the number of common shares their ADSs represent. If we ask for the instructions of the holders of the ADSs, the depositary will notify the holders of the ADSs of shareholders’ meetings and the upcoming vote and arrange to deliver our voting materials to the holder of the ADSs. Those materials will describe the matters to be voted on and explain how holders of ADSs may instruct the depositary to vote the shares or other deposited securities underlying their ADSs as the holder of the ADSs directs by a specified date. For instructions to be valid, the depositary must receive them on or before the date specified.

The depositary will try, as far as practical, subject to Argentine law and the provisions of our by-laws or similar documents, to vote or to have its agents vote the number of common shares or other deposited securities represented by the ADSs as the holder of the ADSs instructs. Otherwise, the holder of the ADSs will not be able to exercise their right to vote unless they withdraw the shares underlying their ADSs. In the absence of the instruction of the holder of the ADSs, our company may request the depositary to vote as we instruct at the corresponding meeting. The holder of the ADSs may otherwise not know about the meeting far enough in advance to withdraw the shares. We will use our best efforts to request that the depositary notify holders of ADSs of upcoming votes and ask for the instructions of holders of ADSs.

If we timely ask the depositary to solicit the instructions of holders of ADSs and the depositary does not receive voting instructions from the holder of the ADSs by the specified date, the depositary will consider the holder of the ADSs to have authorized and directed it to vote the number of deposited securities represented by their ADSs in favor of all resolutions proposed by our board of directors or, if not so proposed, to vote in the same manner as the majority of all other shares voted in respect of this resolution. The depositary will vote as described in the preceding sentence unless we notify the depositary that:

•	we do not wish the depositary to vote those deposited securities;

•	we think there is substantial shareholder opposition to the particular question; or

•	we think the particular question would have an adverse impact on our shareholders.

Fees and expenses

Persons depositing common shares or holders of ADRs will be required to pay certain fees and expenses, as described in the table below, which the depositary is entitled to deduct prior to making any cash dividend or other cash distribution on the deposited shares.

Persons depositing common shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS.	•	Any cash distribution to the holder of the ADSs

$0.02 (or less) per ADS per year.	•	Depositary services

A fee equivalent to the fee that would be payable if securities distributed to the holder of ADSs had been common shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

Registration or transfer fees	•	Transfer and registration of common shares on our common share register to or from the name of the depositary or its agent when the holder of ADSs deposits or withdraw common shares.

Expenses of the depositary in converting foreign currency to U.S. Dollars

Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or common share underlying ADSs, for example, stock transfer taxes, stamp duty or withholding taxes

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	No charges of this type are currently made in the Argentine market

The Bank of New York, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and stock market application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors.

The depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees related to making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of taxes

The depositary may deduct the amount of any taxes owed from any payments to the holder of ADSs. It may also sell deposited securities, by public or private sale, to pay any taxes owed. The holder of ADSs will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to the holder of ADSs any proceeds, or send to the holder of ADSs any property, remaining after it has paid the taxes.

Reclassifications, recapitalizations and mergers

If we:	Then:
Change the nominal or par value of our common shares

Reclassify, split up or consolidate any of the deposited securities

Distribute securities on the common shares that are not distributed to the holders of ADSs

Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask the holder of ADSs to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Limitations on obligations and liability

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on behalf of holders of ADSs or on behalf of any other party; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for depositary actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of common shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any common shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

The right of holders of ADSs to receive the common shares underlying their ADRs

Holders of ADSs have the right to surrender their ADSs and withdraw the underlying common shares at any time except:

When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of common shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our common shares.

When holder of ADSs seeking to withdraw common shares owe money to pay fees, taxes and similar charges.

When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of common shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying common shares. This is called a Pre-Release of the ADSs. The depositary may also deliver common shares upon the receipt and cancellation of pre-released ADSs (even if the ADSs are surrendered before the Pre-Release transaction has been terminated). A Pre-Release is terminated as soon as the underlying common shares are delivered to the Depositary. The depositary may receive ADSs instead of common shares to satisfy a Pre-Release. The depositary may pre-release ADSs only under the following conditions: (a) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (i) owns the common shares or ADSs to be deposited; (ii) transfers all beneficial right, title and interest in such common shares or ADSs, as the case may be, to the Depositary in its capacity as such and for the benefit of the Beneficial Owners, and (iii) will not take any action with respect to such common shares or ADSs, as the case may be, that is inconsistent with the transfer of ownership (including, without the consent of the Depositary, disposing of common shares or ADSs, as the case may be, other than in satisfaction of such Pre-Release), ; (b) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; (c) the depositary must be able to terminate the pre-release on not more than five business days’ notice and (d) Pre-Release is subject to such further indemnities and credit regulations as the Depositary deems appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of Pre-Release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS registered holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant, which is claiming to be acting on behalf of an ADS registered holder in requesting registration of transfer and delivery described in the paragraph above, has the actual authority to act on behalf of the ADS registered holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

Shareholder communications and inspection of register of holders of ADSs

The holders of ADSs are holders of deposited securities. As such, the depositary will make available for inspection by the holders of ADSs at its office all communications that it receives from us that we make generally available to holders of deposited securities. The depositary will send holders of ADSs copies of those communications if we ask it to. Holders of ADSs have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Amendment and termination

We may agree with the depositary to amend the deposit agreement and the ADRs without the consent of holders of ADSs for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, the holders of ADSs are considered, by continuing to hold their ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify the holder of ADSs at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (a) advise the holders of ADSs that the deposit agreement is terminated, (b) collect distributions on the deposited securities, (c) sell rights and other property, and (d) deliver common shares and other deposited securities upon surrenders of ADRs. One year after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

DOCUMENTS ON DISPLAY

The materials included in this annual report on Form 20-F, and exhibits thereto, may be inspected and copied at the Securities and Exchange Commission’s public reference room in Washington, D.C. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Securities and Exchange Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. The reports and information statements and other information about us can be downloaded from the Securities and Exchange Commission’s website.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Market risk generally represents the risk that losses may occur in the value of financial instruments as a result of movements in interest rates, foreign currency exchange rates or commodity prices. We are exposed to changes in financial market conditions in the normal course of our business due to our use of certain financial instruments as well as transactions incurred in various foreign currencies.

As of December 31, 2007, we have no material exposure to interest rate risk because only approximately 4.0% of our outstanding financial debt bears interest at variable rates. In addition, we have no material exposure to commodity price risk because our commodities represent less than 1.1% of our operating expenses.

Foreign currency risk

We have a material exposure to exchange rate fluctuations between the Peso and the U.S. Dollar. We intend to manage part of such risk by maintaining cash and deposits in U.S. Dollars, although our cash and deposits in U.S. Dollars amounted to approximately U.S. $27.7 million at December 31, 2007. We expect that our ability to maintain cash and deposits in U.S. Dollars will improve due to the ratification of the Adjustment Agreement. In addition, approximately 4% of our operating expenses are denominated in U.S. Dollars. These costs are principally related to supplies, computer services, insurance and communications.

As of December 31, 2007, the potential loss to us that would result from a hypothetical 10% change in foreign currency exchange rates, after giving effect to the impact of the change on our asset and liabilities denominated in foreign currency as of December 31, 2007, would be approximately Ps. 94.1 million, primarily due to the increase in the principal amount of, and debt service payments on our foreign currency indebtedness described above. The effect of such change on our financial expenses is difficult to quantify given the adjustment mechanisms of the CMM and the integral tariff revision relating to our costs, both of which would be triggered indirectly by an increase in foreign currency exchange rates. The terms of our notes issued in the context of our debt restructuring allow us to suspend all principal and interest payments on these notes for 12 months in the event of a 20% or greater devaluation of the Peso in any consecutive 12-month period.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

The economic crisis in Argentina had a material adverse effect on our operations. The devaluation of the Argentine Peso caused the Peso value of our U.S. Dollar-denominated indebtedness to increase significantly, resulting in significant foreign exchange losses and a significant increase, in Peso terms, in our debt service requirements. At the same time, our cash flow remained Peso-denominated and our distribution margins were frozen and pesified by the Argentine government pursuant to the Public Emergency Law. Moreover, the economic crisis in Argentina had a significant adverse effect on the overall level of economic activity in Argentina and led to deterioration in the ability of our customers to pay their bills. These developments caused us to announce on September 15, 2002 the suspension of principal payments on our debt. On September 26, 2005, our board of directors decided to suspend interest payments on our debt until the restructuring of this debt was completed.

On January 20, 2006, we launched a voluntary exchange offer and consent solicitation to the holders of our outstanding financial debt. All of these holders elected to participate in the restructuring and, as a result, on April 24, 2006, we exchanged all of our then-outstanding financial debt for three series of newly-issued notes, which we refer to as the restructuring notes. For a description of our outstanding debt following the restructuring see “Item 5.—Liquidity and Capital Resources—Debt.”

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds

On April 30, 2007, we completed an initial public offering. We received U.S. $57.7 million in net proceeds from the offering. We did not receive any proceeds from the sale of our shares and ADSs by our selling shareholders in the offering. We used all of the net proceeds we received from the offering to repurchase a part of our outstanding Fixed Rate Par Notes due 2016 and Discount Notes due 2014 in various market repurchase transactions during 2007 and to make capital expenditures.

Item 15. Controls and Procedures

(a)  Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2007.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2007, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)  Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal controls over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(c)  Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d)  Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Eduardo Llanos, an independent member of our board of directors, under Argentine law and Rule 10A-3, is an “audit committee financial expert” as defined in Item 16A of Form 20F under the Securities and Exchange Act of 1934. See “Item 6. Directors, Senior Management and Employees - Directors and Senior Management - Audit Committee.”

Item 16B. Code of Ethics

Our company adopted a code of ethics in 2003, which applies to all of our employees, including our principal executive, financial and accounting officers. Following the recent initial public offering of our company’s shares and ADSs, we are currently reviewing and updating our code of ethics, and expect to post a copy of our revised code of ethics, in both English and Spanish, on our website at http://www.edenor.com.ar, as soon as practicable.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Deloitte & Co., S.R.L., and its affiliates as principal auditors, which we collectively refer to as Deloitte, during the fiscal years ended December 31, 2007 and 2006:

	Year ended December 31,
	2007(1)		2006(2)

Audit fees	Ps.	800,500	Ps.	3,940,501
Audit-related fees		707,725		87,424
Tax fees		94,600		64,000
Other fees		-		-
Total	Ps.	1,602,825	Ps.	4,091,925
____________________
(1) Includes the amount in fees billed in U.S. dollars, which, for the convenience of the reader, have been converted into Pesos at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2007 of Ps. 3.15 to U.S. $1.00.
(2) Includes the amount in fees billed in U.S. dollars, which, for the convenience of the reader, have been converted into Pesos at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2006 of Ps. 3.06 to U.S. $1.00.

All of our audit fees, audit-related fees, tax fees and other fees contained in the above table were billed by Deloitte & Co., S.R.L, an independent registered public accounting firm.

Audit-related fees in the above table are the aggregate fees for services provided in connection with various corporate transactions and filings with the Securities and Exchange Commission, such as review of corporate filings and the delivery of customary comfort letters in connection with those transactions.

Tax fees in the above table are fees for general tax advice.

Audit Committee Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by the audit committee as set forth in our internal policies. Any service proposals submitted by external auditors need to be discussed and approved by the audit committee during its meetings, which take place at least four times a year. Once the proposed service is approved, we formalize the engagement of services. The approval of any audit and non-audit services to be provided by our external auditors is specified in the minutes of our audit committee. In addition, the members of our board of directors are briefed on matters discussed by the different committees of our board.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

PART III

Item 17. Financial Statements

The Registrant has responded to Item 18 in lieu of this Item.

Item 18. Financial Statements

Reference is made to pages F-1 to F-86 of this annual report.

Item 19. Exhibits

Documents filed as exhibits to this annual report:

1.1
Corporate bylaws of Edenor, S.A. (estatutos sociales) (English translation) (previously filed as Exhibit 3.1 to Edenor’s Registration Statement on Form F-1 (File No. 333-141894) on April 4, 2007 and incorporated by reference herein.)

2.1
Form of Deposit Agreement among Edenor, S.A., The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts (previously filed as Exhibit 4.1 to Edenor’s Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-141894) on April 20, 2007 and incorporated by reference herein.)

2.2
Indenture dated April 24, 2006, between Empresa Distribuidora y Comercializadora Norte S.A., as Issuer, and The Bank of New York, as Trustee, Co-Registrar and Paying Agent, and Banco Santander Río S.A., as Registrar, Transfer and Paying Agent in Argentina and Representative of the Trustee in Argentina.

2.3
Indenture dated October 9, 2007, between Empresa Distribuidora y Comercializadora Norte S.A., as Issuer, and The Bank of New York, as Trustee, Co-Registrar and Paying Agent, and Banco Santander Río S.A., as Registrar, Transfer and Paying Agent in Argentina and Representative of the Trustee in Argentina.

2.4	Registration Rights Agreement, dated October 9, 2007, between Edenor, S.A. and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. as Representatives of the Initial Purchasers.

12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima

By:	/s/ Luis Pablo Rogelio Pagano
Name: Luis Pablo Rogelio Pagano Title: Chief Financial Officer

Date: June 25, 2008

INDEPENDENT AUDITORS’ REPORT

Deloitte & Co. S.R.L.
Florida 234, Piso 5°
C1005AAF
Ciudad Autónoma
de Buenos Aires
Argentina

Tel: (54-11) 4320-2700
Fax: (54-11) 4325-8081
www.deloitte.com

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS OF EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.:

We have audited the accompanying balance sheets of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (an Argentine Corporation) (the “Company”) as of December 31, 2007 and 2006, and the related statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in accordance with generally accepted accounting principles in Buenos Aires City, Argentina.

As described in Note 17 b), on January 8, 2007, Decree No. 1957/06, which was signed by the President of Argentina on December 28, 2006, was published in the Official Gazette. Pursuant to such Decree, the Federal Government ratified the Adjustment Agreement for the renegotiation of the concession agreement signed by the Company. Additionally, on February 5, 2007 the Official Gazette published ENRE Resolution No. 51/2007 which approves the Company’s new electricity rate schedule that was effective for electricity consumption beginning as from February 1, 2007. Revenues from the retroactive tariff increase deriving from the implementation of the new electricity rate schedule applicable to non-residential consumption for the period of November 1, 2005 through January 31, 2007 amounting to thousands of Argentine pesos 218.591, have been fully recognized in the financial statements for the year ended December 31, 2007. Additionally, as described in Notes 11 and 17 a), as per Resolution N° 1037/2007 of the National Energy Secretariat, the Company recorded as revenue thousands of Argentine pesos 49.646 corresponding to the Cost Monitoring Mechanism (MMC) for the period May 2006 through April 2007.

Deloitte & Co. S.R.L. - Registro de Soc. Com. CPCECABA - T° 1 Folio 3
A member firm of
Deloitte Touche Tohmatsu

Accounting principles generally accepted in Buenos Aires City, Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). A description of the significant differences between such principles and those accounting principles generally accepted in the United States of America and the effect of those differences on the determination of the results of operations for each of the three years in the period ended December 31, 2007 and on the determination of shareholders’ equity and the financial position as of December 31, 2007, 2006 and 2005, and the additional disclosures required under US GAAP, are set forth in Note 26 to the accompanying financial statements.

Buenos Aires City, Argentina

June 25, 2008

Deloitte & Co. S.R.L.

Daniel Horacio Recanatini (Partner)

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its Member Firms.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006

(stated in thousands of pesos)

	2007	2006
CURRENT ASSETS
Cash and banks	3,459	481
Investments (Note 25 - Exhibit D)	97,739	32,192
Trade receivables (Note 4)	345,979	270,938
Other receivables (Note 5)	25,990	30,221
Supplies	23,174	13,635
Total Current Assets	496,341	347,467

NON-CURRENT ASSETS
Trade receivables (Note 4)	100,300	0
Other receivables (Note 5)	144,107	256,475
Investments in other companies (Note 25 - Exhibit C)	390	378
Supplies	13,759	4,921
Property, plant and equipment (Note 25 - Exhibit A)	3,092,709	2,925,422
Total Non-Current Assets	3,351,265	3,187,196

Total Assets	3,847,606	3,534,663

CURRENT LIABILITIES
Trade accounts payable (Note 6)	316,152	267,640
Loans (Note 7)	29,290	2,029
Salaries and social security taxes (Note 8)	59,904	51,446
Taxes (Note 9)	84,641	62,192
Other liabilities (Note 10)	9,710	26,380
Accrued litigation (Note 25 - Exhibit E)	39,868	25,914
Total Current Liabilities	539,565	435,601

NON-CURRENT LIABILITIES
Trade accounts payable (Note 6)	35,466	31,250
Loans (Note 7)	949,062	1,095,490
Salaries and social security taxes (Note 8)	24,694	20,287
Other liabilities (Note 10)	281,395	241,079
Accrued litigation (Note 25 - Exhibit E)	42,843	40,606
Total Non-Current Liabilities	1,333,460	1,428,712
Total Liabilities	1,873,025	1,864,313

SHAREHOLDERS' EQUITY (as per related statements)	1,974,581	1,670,350

Total Liabilities and Shareholders' Equity	3,847,606	3,534,663

The accompanying notes 1 through 26 are an integral part of these financial statements

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(stated in thousands of pesos)

	2007	2006	2005
Net sales (Note 11)	1,981,928	1,378,326	1,262,210
Electric power purchases	(889,885)	(799,073)	(757,675)

Gross margin	1,092,043	579,253	504,535

Transmission and distribution expenses (Note 25 - Exhibit H)	(417,553)	(362,118)	(346,132)
Selling expenses (Note 25 - Exhibit H)	(124,656)	(87,930)	(85,967)
Administrative expenses (Note 25 - Exhibit H)	(120,633)	(93,299)	(72,874)

Net operating income (loss)	429,201	35,906	(438)

Financial income (expenses) and holding gains (losses)
Generated by assets
Exchange difference	(855)	2,569	2,072
Interest	13,426	13,885	12,885
Holding results	135	89	(567)
Generated by liabilities
Financial expenses (*)	(21,042)	(25,404)	(14,130)
Exchange difference	(29,938)	(13,318)	(28,989)
Interest (**)	(74,508)	(101,280)	(119,542)
Holding results	0	0	(240)

Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As. (Notes 13 and 17.b)	(29,618)	0	0
Gain on extinguishment of former debt (Note 3.k)	0	179,243	0
Adjustment to present value of notes (Note 3.k)	(21,495)	57,138	0
Loss from the purchase and redemption of notes (Notes 3.k and 14)	(10,228)	0	0
Adjustment to present value of purchased and redeemed notes	(8,632)	0	0

Other income (expense), net (Note 12)	996	(22,944)	(652)

Income (loss) before taxes	247,442	125,884	(149,601)
Income tax (Note 3.n)	(124,984)	167,182	0

Net income (loss) for the year	122,458	293,066	(149,601)

Earnings (losses) per common share	0.14	0.35	(0.18)

(*) The breakdown of financial expenses is as follows:
Fees related to the Corporate Notes Issuance Program (Note 23)	(7,403)	0	0
Expense related to the public offering of capital stock (Notes 1 and 15)	0	(10,604)	0
Financial assistance Electricidad Argentina S.A. (Note 15)	(6,219)	(8,133)	0
Withholdings income tax and other financial expense	(7,420)	(6,667)	(14,130)
Total	(21,042)	(25,404)	(14,130)

(**) Includes 7,873 and 18,752 as of December 31, 2006 and 2005 respectively, with Related Parties (Note 15) and 18,084 and 46,972 as of December 31, 2007 and 2006 respectively, for adjustment of the ENRE penalties (Note 17 b).

The accompanying notes 1 through 26 are an integral part of these financial statements

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(stated in thousands of pesos)

	2007
	Shareholders' contributions				Retained earnings
					Appropriated	Unappropriated
					Retained	Retained
	Nominal	Adjustment	Additional		Earnings	Earnings
	Value	to	Paid-in		(Note 26.II.m)	Accumulated
	(Note 16.a)	Capital	Capital	Total	Legal Reserve	Deficit	Total

Balance as of December 31, 2004	831,610	996,489		1,828,099	53,320	(354,534)	1,526,885

Net loss for the year	-	-	-	-	-	(149,601)	(149,601)

Balance as of December 31, 2005	831,610	996,489	-	1,828,099	53,320	(504,135)	1,377,284

Net income for the year	-	-	-	-	-	293,066	293,066

Balance as of December 31, 2006	831,610	996,489	-	1,828,099	53,320	(211,069)	1,670,350

Capital increase resolved by the Board of Directors' meeting held on June 14, 2007, as per the powers granted by the Shareholders' Meeting of June 7, 2006 (Notes 1 and 16).	74,845	-	106,928	181,773	-	-	181,773
Net income for the year	-	-	-	-	-	122,458	122,458

Balance as of December 31, 2007	906,455	996,489	106,928	2,009,872	53,320	-88,611	1,852,123

The accompanying notes 1 through 26 are an integral part of these financial statements

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(stated in thousands of pesos)

	2007	2006	2005

Cash flows from operating activities
Net income (loss) for the year	122,458	293,066	(149,601)

Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Depreciation of property, plant and equipment (Note 25 - Exhibit A)	174,357	178,980	178,443
Retirement of property, plant and equipment (Note 25 - Exhibit A)	1,105	650	894
Gain (loss) from investments in affiliated parties	(12)	(10)	5
Gain on extinguishment of former debt (Note 3.k)	0	(179,243)	0
Loss from the purchase and redemption of notes (Notes 3.k and 14)	10,228	0	0
Adjustment to present value of purchased and redeemed notes	8,632	0	0
Adjustment to present value of notes (Note 3.k)	21,495	(57,138)	0
Exchange difference, interest and penalties on loans	69,541	49,061	138,975
Supplies recovered from third parties	0	(5,782)	0
Income tax (Note 3.n)	124,984	(167,182)	0
Increase in trade receivables due to the unbilled portion of the retroactive tariff increase	(171,281)	0	0
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As. (Notes 13 and 17.b)	29,618	0	0

Changes in assets and liabilities:
Increase in trade receivables (net of the unbilled portion of the retroactive tariff increase)	(36,853)	(39,009)	(37,099)
Net (increase) in other receivables	(8,385)	(23,088)	(27,152)
(Increase) Decrease in supplies	(18,377)	1,433	(5,411)
Increase in trade accounts payable	52,728	67,065	54,428
Increase in salaries and social security taxes	12,865	25,180	4,459
Increase (Decrease) in taxes	22,449	(5,695)	23,574
Increase in other liabilities	17,748	91,667	36,791
Net increase in accrued litigation	16,191	9,537	7,659

Financial interest paid (net of interest capitalized) (Note 18.b)	(25,484)	(26,668)	(46,494)
Financial interest collected (Note 18.b)	3,175	2,175	2,038
Net cash flows provided by operating activities	427,182	214,999	181,509

Cash flows from investing activities
Additions of property, plant and equipment	(336,851)	(179,671)	(124,482)
Net cash flows used in investing activities	(336,851)	(179,671)	(124,482)

Cash flows from financing activities
Decrease in loans (Note 14)	(203,579)	(310,794)	0
Capital increase (Note 1 and 16.a)	181,773	0	0
Net cash flows used in financing activities	(21,806)	(310,794)	0

Increase (Decrease) in Cash and Cash Equivalents	68,525	(275,466)	57,027
Cash and Cash Equivalents at the beginning of year	32,673	308,139	251,112
Cash and Cash Equivalents at the end of year	101,198	32,673	308,139

The accompanying notes 1 through 26 are an integral part of these financial statements

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.
(EDENOR S.A.)

NOTES TO THE FINANCIAL STATEMENTS

(amounts stated in thousands of Argentine pesos, except as otherwise indicated)

1. ORGANIZATION AND START UP OF THE COMPANY

In compliance with Law N° 24,065 and in agreement with the reform process of the Argentine Federal Government and the privatization program of Argentine state-owned companies, the entire business of generation, transportation, distribution and sale of electric power carried on by Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA) was declared to be subject to privatization; the operation was divided into seven business units: three for the distribution and four for the generation of electric power.

On May 14, 1992, the Ministry of Economy and Public Works and Utilities, by Resolution N° 591/92, approved the Bidding Terms and Conditions (Bid Package) of the International Public Bidding for the sale of the Class "A" shares, representing 51% of the capital stock of Empresa Distribuidora Norte S.A. (hereinafter, “EDENOR” or “the Company”) and Empresa Distribuidora Sur S.A. (EDESUR S.A.), two of the three electric power distribution companies into which SEGBA had been divided.

EDF International (EDF S.A.), Empresa Nacional Hidroeléctrica del Ribagorzana, S.A. (ENHER), Astra Compañía Argentina de Petróleo S.A. (ASTRA), Socièté D'Amenagement Urbain et Rural (SAUR), Empresa Nacional de Electricidad S.A. (ENDESA) and J.P. Morgan International Capital Corporation formed Electricidad Argentina S.A. (EASA) to bid for the Class "A" shares of EDENOR, a company organized on July 21, 1992 by Decree N° 714/92 of the Federal Government.

EASA was awarded the Class “A” shares of EDENOR based on a bid of US$ 427,973,000 (equivalent to the same amount in Argentine pesos as of such date). The corresponding contract for the transfer of 51% of EDENOR’s capital stock was executed on August 6, 1992. The award as well as the transfer contract was approved on August 24, 1992 by Decree N° 1,507/92 of the Federal Government. Finally, on September 1, 1992, EASA took over the operations of EDENOR.

In accordance with the provisions of Decree N° 282/93 of the Federal Government, dated February 22, 1993, the recorded values of assets, liabilities and net capital arising from the transfer of SEGBA, were determined on the basis of the price actually paid for 51% of EDENOR’s capital stock (represented by the totality of Class “A” shares). This price was also used as the basis to determine the value of the remaining 49% of the capital stock. In order to determine the value of the assets transferred from SEGBA, the amount of liabilities assumed was added to the value of the total capital stock of 831,610, determined as indicated above. Management estimates that the amounts of the assets transferred from SEGBA represented their fair values as of the date of the privatization.

The corporate purpose of EDENOR is to engage in the distribution and sale of electricity within the concession area. Furthermore, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, lease the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by EDENOR or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws, including extending secured credit facilities to service vendors and suppliers acting in the distribution and sale of electricity, who have been granted guarantees by reciprocal guarantee companies owned by the Company.

On June 12, 1996, the Extraordinary Shareholders’ Meeting approved the change of the Company’s name to Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) so that the new name would reflect the description of the Company’s core business. The amendment to the Company’s by-laws as a consequence of the change of name was approved by the National Regulatory Authority for the Distribution of Electricity (ENRE - Ente Nacional Regulador de la Electricidad), through Resolution N° 417/97 and registered with the Public Registry of Commerce on August 7, 1997.

On May 4 and June 29, 2001, EDF International S.A. (a wholly-owned subsidiary of EDF) acquired all the shares of EASA and EDENOR held by ENDESA Internacional, YPF S.A. (surviving company of ASTRA) and SAUR. Therefore, the direct and indirect interest of EDF International S.A. (EDFI) in EDENOR increased to 90%.

On June 29, 2005, the Board of Directors of EDF approved a draft agreement with Dolphin Energía S.A. (Dolphin) pursuant to which it would assign 65% of EDENOR’s capital stock (held by EDFI) through the transfer of all Class “A” common shares held by EASA and 14% of the Class “B” common shares. In this manner, EDFI would retain a 25% interest in EDENOR. The remaining 10% would be kept by the employees according to the Employee Stock Ownership Program (ESOP). The closing of the agreement took place upon its approval by the corresponding French and Argentine governmental authorities.

On September 15, 2005, by virtue of the stock purchase-sale agreement entered into by EDFI and Dolphin and Dolphin’s subsequent partial assignments of its interest in EASA and EDENOR to IEASA S.A. (IEASA) and New Equity Ventures LLC (NEV), the formal take over by Dolphin took place, together with the change in the Company’s indirect control through the acquisition of 100% of the capital stock of EASA, which is the controlling company of EDENOR, by Dolphin (90%) and IEASA (10%) (See last paragraph of this Note). Furthermore, as a result of the aforementioned agreement, the ownership of the Company’s Class “B” common shares (representing 39% of its capital stock) changed with 14% of the Company’s capital stock now being held by NEV and the remaining 25% being kept by EDFI.

On April 28, 2006, the Company’s Board of Directors decided to initiate the public offering of part of the Company’s capital stock in local and international markets, including, but not limited to the trading of its shares in the Buenos Aires Stock Exchange (BCBA) and the New York Stock Exchange (NYSE), United States of America.

On June 7, 2006, the Ordinary and Extraordinary Shareholders’ Meeting resolved to increase capital stock up to ten percent (10%), request authorization for the public offering from both the National Securities Commission (CNV) and the Securities and Exchange Commission (SEC) of the United States of America, as well as authorization to trade from both the Buenos Aires Stock Exchange and the New York Stock Exchange, entrusting the Board of Directors with the task of taking the necessary steps to implement such resolutions.

Additionally, it was decided that an American Depositary Receipts (ADRs) program, represented by American Depositary Shares (ADSs) would be created and that it would be the responsibility of the Board of Directors to determine the terms and conditions and the scope of the program.

On June 14, 2007, the Board of Directors held a meeting in which a final report on Edenor’s capital increase and public offering process, which ended on May 7, 2007 at 3 p.m., date on which the preferential subscription period established for the Company’s shareholders expired, was presented. As a result of the above-mentioned process, the Company’s Class B shares and American Depositary Shares (“ADSs”), representing Class B shares, are currently traded at the Buenos Aires Stock Exchange and the New York Stock Exchange, respectively. The final capital increase, as resolved by the above-mentioned Board of Directors’ meeting, amounted to nine percent (9%) which is represented by 74,844,900 (seventy-four million eight hundred forty-four thousand nine hundred) new shares subscribed at the international primary offering, fully placed as 3,742,245 ADS. It was also informed that 207,902,540 Class B shares were placed at the international secondary offering as of such date.

The aforementioned issuance was carried out at a price of 2.62 per share. Taking into account that the nominal value of each share is 1.00, an additional paid-in capital, amounting to 121,249, has been recorded.

For the year ended December 31, 2007 and in accordance with the provisions of section Nº 202 of the Argentine Business Organizations Law Nº 19,550 , expenses incurred by the Company in relation to this process amounted to 14,321 have been offset against the aforementioned additional paid-in capital. Therefore, the balance of the additional paid-in capital, net of expenses as of that date, amounts to 106,928.

The Class “B” shareholders NEV and EDFI sold at the international secondary offering 49,401,480 and 179,049,520 Class “B” shares, respectively. Additionally, on May 1, 2007, the shareholders NEV and EDFI sold 57,706,040 Class “B” shares at the international secondary offering when the international underwriters fully exercised the over-allotment option (green shoe) contemplated in the prospectus for the public offering and section 2 of the underwriting agreement.

With regard to the Company’s Class “C” shares held by the Employee Stock Ownership Program (ESOP), on April 29, 2007 the ESOP was partially cancelled in advance in conformity with a procedure set forth by the Federal Government, and on April 30, 2007, an amount of 81,208,416 shares, which had been converted into Class “B” shares on April 27, 2007, was sold at the domestic secondary offering. As of the date of issuance of these financial statements, an amount of 1,952,604 Class “C” shares, representing 0.22% of the Company’s capital stock, remains outstanding.

Consequently, as of December 31, 2007, the Company’s capital stock, represented by 906,455,100 shares is held as follows:

a)
51% of the Company’s capital stock, represented by 462,292,111 Class “A” shares, which have been pledged in favor of the Argentine Government as evidenced by the certificate issued by Caja de Valores, is held by EASA,

b)	48.78% of the Company’s capital stock, represented by 442,210,356 Class “B” shares is traded in the market,

c)	0.22% of the Company’s capital stock, represented by 1,952,604 Class “C” shares is held by Banco Nación as trustee of the Employee Stock Ownership Program, and

d)	19 and 10 Class “B” shares are held by NEV and EDFI, respectively.

Furthermore, Dolphin and IEASA contributed 38,170,909 Class “B” shares of the Company, that had been transferred to them by NEV, to EASA, which is the controlling company. On April 27, 2007, the contributed shares were converted into Class “A” shares to ensure that EASA continues to hold 51% of all the Class “A” shares outstanding. Notwithstanding the fact that the abovementioned capital increase is in the process of registration, on April 30, 2007, the Company requested that Caja de Valores S.A. register the new Class “A” shares and extend thereto the regulatory pledge in favor of the Argentine Government, in compliance with the Bidding Terms and Conditions of the International Public Bidding, the provisions of the Concession Agreement of Edenor S.A., and the terms of the related pledge agreements signed on August 31, 1992 and July 14, 1994 which, in accordance with their second clause, EASA was required to extend the first-priority preferred security interest to any Class “A” Shares of the Company that EASA would acquire on a date subsequent to those of said Agreements.

Moreover, section 19 of the Adjustment Agreement entered into by the Company and the Argentine Government, which was ratified by Decree Nº 1957/2006, stipulates that the pledge on the Company’s shares in favor of the Argentine Government granted as security for the performance of the Concession Agreement will be extended to include the performance of the obligations assumed by the Company in such Adjustment Agreement.

The Company was notified that on June 22, 2007, the shareholders of Dolphin Energía S.A. and IEASA S.A. (that own 100% of the stock of Electricidad Argentina S.A., the controlling company of Edenor S.A.) and Pampa Holding S.A. entered into a memorandum of understanding whereby it was agreed that the totality of the capital stock of Dolphin Energía S.A. and IEASA S.A. would be exchanged for common shares of Pampa Holding S.A.

Furthermore, the Company received a notice from EASA whereby it was informed that the exchange for shares described in the preceding paragraph had formally been agreed-upon on September 28, 2007 under a Stock Subscription Agreement entered into among Pampa Holding S.A., Marcos Marcelo Mindlin, Damián Miguel Mindlin, Gustavo Mariani, Latin American Energy LLC, New Equity Ventures LLC and Deutsche Bank AG, London Branch. Moreover, on such date, Pampa Holding S.A. acquired 100% of the capital stock of Dolphin Energía S.A. and IEASA S.A, which together own 100% of the capital stock of EASA.

2. BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

Financial statements presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the Autonomous City of Buenos Aires, Argentina (hereinafter “Argentine GAAP”) and the criteria established by the National Securities Commission (CNV), taking into account that which is mentioned in the following paragraphs.

As from January 1, 2003 and as required by General Resolution N° 434/03 of the CNV, the Company reports the results of its operations, determines the values of its assets and liabilities and determines its profit and loss in conformity with the provisions of Technical Resolutions (TR) N° 8, 9 and 16 through 18 (amended text June 2003). As from January 1, 2004, the Company has applied the provisions of TR N° 21 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA), with specific few exceptions and clarifications introduced by General Resolution N° 459/04 of the CNV.

The CNV through its General Resolutions N° 485/05 and 487/06 decided to implement certain changes in the Argentine GAAP effective for fiscal years or interim periods beginning as from January 1, 2006, by requiring the application of TR N° 6, 8, 9, 11, 14, 16, 17, 18, 21, and 22 and Interpretations 1, 2, 3, and 4, of the FACPCE with the amendments introduced by such Federation through April 1, 2005 (Resolution N° 312/05) and adopted by the CPCECABA (Resolution CD N° 93/05) with certain amendments and clarifications.

Among the aforementioned changes the following can be noted: i) the comparison between the original values of certain assets and their recoverable values, using discounted cash-flows; ii) the consideration of the difference between the accounting and tax values resulting from the adjustment for inflation included in non-monetary assets, as a temporary difference, allowing the Company to either recognize a deferred tax liability or to disclose the effect of such accounting change in a note to the financial statements and (iii) the capitalization of interest cost on certain assets (only those assets that require an extended period of time to be produced or acquired would qualify) during the term of their construction and until they are in condition to be used.

The Company has completed its analysis of the impact of the application of the change mentioned in the preceding paragraph under (i) on its property, plant and equipment and has determined that said change does not have a significant impact on the Company’s financial position or net income for the year ended December 31, 2007 and 2006, given that the fair value - defined as the discounted value of net cash flows arising from both the use of the assets and their final disposal-, exceeds their recorded value (Note 3.h).

With regard to item (ii), the Company has decided to disclose said effect in a note to the financial statements. Had the Company chosen to recognize the effect of the adjustment for inflation of its property, plant and equipment as a temporary difference, a deferred tax liability of approximately 438,877 and 469,668 would have been recorded, a debit to prior year adjustment (unappropriated retained earnings - accumulated deficit) amounting to 470,177 and 503,075; and a credit to net income for the year, under the income tax account, amounting to 31,300 and 33,407, in December 31, 2007 and 2006 respectively, would have been recorded.

Additionally, had the Company elected to recognize a deferred tax liability, and excluding the effects of the allowance for impairment of value of deferred tax assets, in subsequent years, the Company would have recorded an income tax expense that would have been lower than the income tax expense that will be recorded as a result of maintaining the criterion applied up to the moment, whose distribution in subsequent years has been estimated as follows:

Year	Effect on deferred tax result Nominal value
2008	27,541
2009	26,396
2010	25,011
2011	24,084
2012 - 2016	106,866
2017 - 2021	88,058
Remainder	140,921
Total	438,877

Consideration of the effects of inflation

The financial statements fully reflect the effects of the changes in the purchasing power of the currency through August 31, 1995. As from such date, and in accordance with Argentine GAAP and the requirements of control authorities, the restatement of the financial statements to reflect the effects of inflation was discontinued until December 31, 2001. As from January 1, 2002, and in accordance with Argentine GAAP, it was established that inflation adjustment be reinstated and that the accounting basis restated as a result of the change in the purchasing power of the currency through August 31, 1995, as well as transactions with original date as from such date through December 31, 2001, be considered as restated as of the latter date. The financial statements have been restated to reflect the effects of inflation based on the variations of the Domestic Wholesale Price Index.

On March 25, 2003, the Federal Government issued Decree N° 664 establishing that financial statements for fiscal years ending as from such date had to be prepared in nominal currency. Consequently, and in accordance with Resolution Nº 441 of the CNV, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion does not agree with Argentine GAAP which establishes that financial statements were to be restated through September 30, 2003. The Company has estimated that the effect of not having restated the financial statements through September 30, 2003 is not significant on the financial statements.

Changes in Argentine GAAP

On May 24, 2006 the Board of the CPCECABA approved TR N° 23 "Argentine GAAP – Employee benefits upon termination of labor relationship and other long-term benefits”. This TR is in effect for the Company’s financial statements for fiscal years or interim periods beginning as from January 1, 2007. The application of said resolution does not have a significant valuation impact on the Company’s financial statements. The amounts corresponding to the personnel benefits plan (pension plan) implemented by the Company are as follow (Notes 3.o and 8):

The periodical components of the personnel benefits plan for the years ended December 31, 2007 and 2006 that are disclosed in Other expense, net under Voluntary retirements - terminations (Note 12) are as follow:

	2007	2006
Cost	1,125	813
Interest	2,874	1,816
Amortization of recognized net actuarial loss	760	208
	4,759	2,837

The detail of the variations in the Company’s payment obligations under the personnel benefits plan as of December 31, 2007 and 2006 is as follows:

	2007	2006
Payment commitment under the personnel benefits plan at the beginning of the year	15,352	9,703
Cost	1,125	813
Interest	2,874	1,816
Actuarial loss	761	3,703
Benefits paid to participating employees	(1,029)	(683)
Payment commitment under the personnel benefits plan at the end of the year	19,083	15,352

Payment commitment under the personnel benefits plan at the end of the year	19,083	15,352
Unrecognized net actuarial loss	(5,716)	(5,714)
Total personnel benefits plan (pension plan) (Note 8)	13,367	9,638

Future payment commitment required under the personnel benefits plan is as follow:

Years of retirement
2008	2,480
2009	2,553
2010	3,054
2011	3,389
2012	4,070
2013-2017	14,787

Payment commitment under the personnel benefits plan projected for the 2008 fiscal year are as follow:

2008
Cost	1,306
Interest	3,977
Amortization of recognized net actuarial loss	761
6,044

The following information shows the effect of increase/decrease by 1% the discount rate used for the year’s projections:

Payment commitment under the personnel benefits plan at the end of 2007	19,083
Effect of 1% increase	18,050
Effect of 1% decrease	20,261

Actuarial assumptions used were the following:

	2007	2006
Discount rate	21%	19%
Salary increase	20%	15%
Inflation	14%	12%

The actuarial method used by the Company is the “Projected Unit Credit Method”.

As of December 31, 2007 and 2006, the Company does not have any assets related to the personnel benefit plan (pension plan).

3. VALUATION CRITERIA

The main valuation criteria used in the preparation of the financial statements are as follow:

a) Cash and banks:

-	In local currency: at nominal value.
-	In foreign currency: at the exchange rate in effect as of the end of each year. The corresponding detail is disclosed in Note 25 - Exhibit G.

b) Current investments:

Current investments include:

-
Time deposits, which include the portion of interest income accrued through the end of each year; those denominated in foreign currency have been valued at the rate of exchange in effect as of the end of each year,

-	Money market funds, which have been valued at the prevailing market price as of the end of each year, and
-	Notes receivable (Euro Commercial Paper), which have been valued at the prevailing market price as of the end of the year translated into pesos at the rate of exchange in effect as of year-end.

c) Trade receivables:

-	Services rendered and billed but not collected, and services rendered but unbilled as of the end of each year, at nominal value, except for the ones indicated in the following paragraph;
-
Services rendered but unbilled as of the end of the year ended December 31, 2007, arising from the retroactive increase deriving from the application of the new electricity rate schedule (Note 17.b) have been valued on the basis of the best estimate of the amount to be collected, discounted at a 10.5% annual nominal rate, which, in accordance with the Company’s criterion, reasonably reflects market assessments of the time value of money and risks specific to the receivable. A similar procedure was followed with the amount included in the payment plan agreement signed with the Province of Buenos Aires under the Framework Agreement (Note 13).

The amounts thus determined:

1.	are net of an allowance for doubtful accounts, as described in more detail in paragraph i) of this Note.
2.	consider the effects of that which is stated in Note 13.

d) Other receivables and liabilities (excluding loans):

- In local currency: at nominal value.
- In foreign currency: at the exchange rate in effect as of the end of each year (Note 25 - Exhibit G).

Trade accounts payable have been valued at nominal value including, if any, interest expense accrued as of the end of each year. The values thus obtained do not differ significantly from those that would have been obtained if the Argentine GAAP had been applied, inasmuch as they establish that trade accounts payable must be valued at their estimated cash price at the time of the transaction, plus interest and implicit financing components accrued on the basis of the internal rate of return determined at such opportunity.

Other receivables and liabilities have been valued at their nominal value including, if any, interest income or expense accrued as of the end of each year. The values thus obtained do not differ significantly from those that would have been obtained if the Argentine GAAP had been applied, inasmuch as they establish that other receivables and liabilities must be valued on the basis of the best estimate amount to be collected and paid, respectively, discounted at a rate that reflects the time value of money and the risks specific to the transaction estimated at the time of their being recorded in assets and liabilities, respectively.

e) Municipal Bonds

As of December 31, 2006, the Municipal Financial Restructuring Bonds (Bonos de Saneamiento Financiero Municipal) issued pursuant to Law N° 11,752 were valued at the conversion value established in the Economic Emergency and Foreign Currency Exchange System Reform Law N° 25,561 (i.e. face value converted into pesos at the rate of 1.40 Argentine Pesos per US Dollar), restated for inflation as of such year-end, including the inflation-linked CER (“benchmark stabilization coefficient”) adjustment and interest accrued through the end of that year at an annual rate of 4%.

Due to impairment indicators, as of December 31, 2006, the Company recorded an allowance to reduce the value of the above-mentioned bonds to their expected recoverable amount of 5,918 (Note 3.i and Note 25 - Exhibit E).

On January 4, 2007 the Company sold the aforementioned bonds at a value of 5,947.

f) Supplies:

At acquisition cost restated to reflect the effects of inflation as indicated in Note 2. The consumption of supplies has been valued based on the average cost method.

The Company has classified supplies into current and non-current depending on whether they will be used for maintenance or capital expenditures.

The carrying value of supplies, taken as a whole, does not exceed their recoverable value.

g) Non-current investments:

It represents the 50% interest held in the related company SACME S.A. (a company organized by means of equal contributions by distribution companies EDENOR S.A. and EDESUR S.A. in accordance with the Bid Package). SACME S.A. is in charge of monitoring the electric power supplied to the aforementioned distributors. As of December 31, 2007 and 2006, the investment in SACME has been recorded at its equity value.

In order to determine the equity value, the audited financial statements of SACME S.A. as of December 31, 2007 and 2006 have been used. The accounting principles used by SACME are similar to those applied by EDENOR for the preparation of its financial statements.

h) Property, plant and equipment:

Property, plant and equipment transferred by SEGBA on September 1, 1992 were valued as of the privatization date as described below, and restated to reflect the effects of inflation as indicated in Note 2. The total value of the assets transferred from SEGBA was allocated to individual assets accounts on the basis of engineering studies conducted by the Company.

The total value of property, plant and equipment has been determined based on the US$ 427 million price effectively paid by EASA for the acquisition of 51% of the Company’s capital stock at acquisition date. Such price was used to value the entire capital stock of EDENOR at 832 million pesos, which, when added to the fair value of the debts assumed by the Company under the SEGBA Privatization Bid Package for 139.2 million less the fair value of certain assets received from SEGBA for 103.2 million, valued property plant and equipment at 868 million.

SEGBA neither prepared separate financial statements nor maintained financial information or records with respect to its distribution operations or the operations in which the assets transferred to EDENOR were used. Accordingly, it was not possible to determine the historical cost of transferred assets.

Additions subsequent to such date have been valued at acquisition cost restated to reflect the effects of inflation as indicated in Note 2, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the estimated useful life of the assets which was determined on the basis of the above-mentioned engineering studies. Furthermore, in order to improve the disclosure of the account, the Company has made certain changes in the classification of property, plant and equipment, based on each technical process.

In accordance with the provisions of TR N° 17, financial costs in relation to any given asset may be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period; the necessary activities to put the asset in a condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or start up of other assets, depending on the purpose pursued with its production, construction, assembly or completion. The Company capitalized financial costs on property, plant and equipment from 1997 to 2001, in 2006 and during the year ended December 31, 2007. Financial costs capitalized for the year ended December 31, 2007 and 2006 amounted to 12,665 and 9,283, respectively.

During the years ended December 31, 2007 and 2006, direct and indirect costs capitalized amounted to 32,528 and 25,508 respectively.

The recorded value of property, plant and equipment, taken as a whole, does not exceed their recoverable value.

i) Allowances (Note 25 - Exhibit E):

- Deducted from current assets:

•
for doubtful accounts: it has been recorded to adjust the valuation of trade receivables and other receivables up to their estimated recoverable value. The amount of the allowance has been determined based on the historical series of collections for services billed through the end of each year and collections subsequent thereto.

- Deducted from non-current assets:

•	for impairment of value of deferred tax assets: as of December 31, 2007 and 2006 the Company has partially impaired the deferred tax asset with a valuation allowance. (Note 3.n)
•
for impairment of value of Municipal Bonds: due to impairment indicators, as of December 31, 2006 the Company recorded an allowance to reduce the value of such bonds to their expected recoverable amount (Note 3.e).

•	for impairment of value of Argentine bonds 2004: due to the public voluntary debt swap, the Company assessed in 2004 an allowance for impairment of these bonds.

j) Accrued litigation:

Amounts have been accrued for several contingencies.

The Company is a party to certain lawsuits and administrative proceedings in several courts and government agencies, including with respect to certain tax contingencies arising from the ordinary course of business. The Argentine tax authority (“AFIP”) has challenged certain income tax deductions related to allowances for doubtful accounts made by the Company on its income tax returns for fiscal years 1996, 1997 and 1998, and has assessed additional taxes for approximately 9,300. Tax related contingencies are subject to interest charges and, in some cases, to fines. This matter is currently on appeal to the tax court. During the appeal process, payment of such claim has been suspended.

The Company is also a party to civil and labor lawsuits in the ordinary course of business.

At the end of each year, management evaluates these contingencies and records an accrual for related potential losses when: (i) payment thereof is probable, and (ii) the amount can be reasonably estimated. The Company estimates that any loss in excess of amounts accrued in relation to the above matters will not have a material adverse effect on the Company’s result of operations or its financial position.

The evolution of the accrued litigation account has been disclosed in Note 25 - Exhibit E.

k) Loans:

As of December 31, 2007 and 2006, the notes resulting from the restructuring process (Note 14) have been valued on the basis of the best estimate of the amount to be paid, discounted at annual nominal rates of 10.5% and 10%, respectively, which, in accordance with the Company’s criterion, reasonably reflect market assessments of the time value of money and specific debt risks as of each of those dates.

Under Argentine GAAP, the exchange of debt instruments under substantially different conditions is considered as an extinguishment of the former debt (i.e., debt before restructuring).

The extinguishment of the former debt generated a gain of 179,243 as of December 31, 2006, however the adjustment to present value of future cash flows of the notes, at the applicable market rate in effect, generated a gain of 57,138 and a loss of 21,495 as of December 31, 2006 and 2007, respectively.

During the year ended December 31, 2007, as a result of both the issuance of medium-term corporate notes due in 2017 for US$ 220,000 thousand (Note 23), and the public offering process described in Note 1, the Company, as required in the trust agreement for the issuance of corporate notes, has purchased and redeemed at market prices and in successive operations all “discount notes” and part of the “fixed rate par notes” for a nominal value of US$ 240,000 thousand and US$ 43,726 thousand, respectively. After the aforementioned purchase and redemption, the principal outstanding balance of the notes resulting from the restructuring process amounts to US$ 92,704 thousand. The aforementioned operations generated a loss of US$ 3,248 thousand equivalent to 10,228, which has been included in the statement of income for the year ended December 31, 2007 (Note 14) in the account Loss from the purchase and redemption of notes.

l) Shareholders' equity accounts:

These accounts have been restated to reflect the effects of inflation as indicated in Note 2, except for the "Shareholders’ Contributions - Nominal value" and “Additional Paid-in Capital” accounts which have been maintained at their nominal value. The excess of the adjusted value of Capital Stock over its nominal value has been included in the “Shareholders’ Contributions – Adjustment to Capital” account.

m) Statement of income accounts:

-	The accounts that accumulate monetary transactions for the 2007, 2006 and 2005 fiscal years have been disclosed at their nominal values.
-	The charges for non-monetary assets consumed have been valued at cost restated to reflect the effects of inflation on the basis of the date of acquisition of such assets, as indicated in Note 2.
-	Financial income (expense) and holding gains (losses) have been disclosed separately under income (expense) generated by assets and by liabilities.
-	The adjustment to present value of the notes is stated at nominal value.
-	The gain on extinguishment of former debt of the 2006 fiscal year is stated at nominal value.
-
The adjustment to present value of trade receivables related to both the application of the retroactive tariff increase agreed upon in the Adjustment Agreement and the payment plan agreement signed with the Province of Buenos Aires for amounts deriving from the Framework Agreement for the 2007 fiscal year is stated at nominal value.

-	The adjustment to present value of purchased and redeemed notes for the 2007 fiscal year is stated at nominal value.
-	The loss from the purchase and redemption of notes for the 2007 fiscal year is stated at nominal value.

n) Income tax and tax on minimum presumed income:

The Argentine GAAP requires the application of the deferred tax method to account for income tax. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes. Regarding the restatement of property, plant and equipment to reflect the effects of inflation, the Company has applied Resolution MD (the Board) N° 11/03 of the CPCECABA and General Resolution N° 487/06 of the CNV (see Note 2 – Changes in Argentine GAAP).

As of December 31, 2007, the allowance for impairment of value of deferred tax assets amounted to 34,482, which represents the portion of the tax loss generated in 2002 whose offset against future taxable income will not be possible after the filing of the 2007 income tax return, due to the fact that it will become statute-barred.

As of December 31, 2006, the allowance for impairment of value of deferred tax assets amounted to 32,261 is based on (i) the estimated future taxable income, which includes the effects of the Company's estimate of the Adjustment Agreement and the tariff increase granted by the Federal Government through Decree No. 1957/06 and ENRE Resolution No. 51/2007 (Notes 17.b), and (ii) the taxable income arising from the gain on extinguishment of former debt as it is described in caption k of this Note.

As of December 31, 2005 a valuation allowance has been recorded to reduce the deferred tax assets to zero. Based on the available evidence as of this date, it was more likely than not that the deferred tax assets will not be realized.

The reconciliation between the income tax as charge to the statement of income for the years ended December 31, 2007, 2006 and 2005, and the amount that would result from applying the tax rate in effect (35%) to the income before taxes for each year, is as follows:

	2007	2006	2005
Income tax calculated at the tax rate in effect on the income before taxes	86,605	44,060	(52,361)
Permanent differences
Adjustment for inflation of property, plant and equipment	31,300	33,407	34,253
Accruals and other	4,858	35,277	0
Income tax	122,763	112,744	(18,108)
Increase (Decrease) in the allowance for impairment of value of deferred tax assets	2,221	(279,926)	18,108
Income tax for the year	124,984	(167,182)	0

Allowance for impairment of value of deferred tax assets
Balance at beginning of year	32,261	312,187	294,079
Increase (Decrease) in the allowance for impairment of value of deferred tax assets	2,221	(279,926)	18,108
Balance at end of year	34,482	32,261	312,187

Additionally, the breakdown of deferred tax assets and liabilities as of December 31, 2007 and 2006 is as follows:

	2007	2006
Non-current deferred tax assets
Tax-loss carry forward	42,798	143,886
Allowance for doubtful accounts	12,906	6,426
Accruals	45,926	93,179
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other trade receivables	10,366	0
Supplies valuation	50	159
	112,046	243,650
Non-current deferred tax liabilities
Current investments	(250)	0
Property, plant and equipment	(22,642)	(24,209)
Adjustment to present value of the notes	(12,475)	(19,998)
	(35,367)	(44,207)

Net deferred tax assets before allowance for impairment of value of deferred tax assets	76,679	199,443

Allowance for impairment of value of deferred tax assets	(34,482)	(32,261)
Net deferred tax assets	42,197	167,182

Tax losses to be carried forward as of December 31, 2007 are as follow:

	Amount	Tax rate 35%	Year expiring
Tax loss carry forward 2002	98,519	34,482	2007
Tax loss carry forward 2005	23,761	8,316	2010
Total tax losses as of December 31, 2007	122,280	42,798

As tax losses become statute-barred within five years, the aforementioned tax losses may be applied to offset any future taxable income that may arise within such five-year term.

Additionally, the Company determines the tax on minimum presumed income by applying the current rate of 1% on the Company’s taxable assets as of the end of the year. The tax on minimum presumed income and the income tax complement each other. The Company’s tax obligation for a given year will be equal to the higher of these taxes. However, should the tax on minimum presumed income exceed income tax in any given fiscal year, such excess will be eligible for credit against a partial payment of any excess of the income tax over the tax on minimum presumed income that may arise in any of the ten subsequent fiscal years.

For the year ended December 31, 2007 the Company has estimated a tax on minimum presumed income charge of 15,879, whereas for the year ended December 31, 2006 and 2005 the charge amounted to 19,872 and 18,200, respectively. The corresponding outstanding tax credits as of the end of each year have been included in Other non-current receivables.

ñ) Operating leases:

As lessee, EDENOR has lease contracts (buildings) which classify as operating leases.

Common characteristics of these lease contracts are that lease payments (installments) are established as fixed amounts, there are neither purchase option clauses nor renewal term clauses (except for the Handling and Energy Transformation Center contract that has an automatic renewal clause for five-year term) and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating lease contracts have cancelable terms and lease periods of two or three to thirteen years.

Buildings are for commercial offices, the warehouse, the headquarters building (comprised of administration, commercial and technical offices), the Handling and Energy Transformation Center (two buildings and a plot of land located within the perimeter of Central Puerto Nuevo and Puerto Nuevo) and Las Heras substation.

As of December 31, 2007, 2006, and 2005, future minimum lease payments with respect to operating leases are as follow:

	2007	2006	2005
2006	-	-	1,574
2007	-	2,569	1,434
2008	2,052	856	594
2009	179	180	39
2010	147	147	39
2011	147	147	39
2012	147	147	39
2013	147	147	39
Total minimum lease payments	2,819	4,193	3,799

Total rental expenses for all operating leases for the years ended December 31, 2007, 2006 and 2005 are as follow:

	2007	2006	2005
Total rental expenses	2,405	2,624	3,531

As lessor, Edenor has entered into several operating lease contracts with certain cable television companies granting them the right to use poles of the Company’s network. Most of such lease contracts include automatic renewal clauses.

As of December 31, 2007, 2006 and 2005, future minimum lease collections with respect to operating leases are as follow:

	2007	2006	2005
2006	-	-	8,021
2007	-	8,133	6,590
2008	9,680	987	30
2009	7,576	62	7
2010	14	0	0
2011	9	0	0
2012	9	0	0
Total minimum lease collections	17,283	9,182	14,648

Total rental income for all operating leases for the years ended December 31, 2007, 2006 and 2005, is as follows:

	2007	2006	2005
Total rental income (Note 11)	10,745	14,315	8,312

o) Labor cost liabilities and Early retirements payable:

They include the following charges:

-	for supplementary benefits of paid leaves of absence derived from accumulated vacation,
-
for seniority-based bonus to be granted to employees with a specified number of years of employment, as stipulated in collective bargaining agreements in effect (as of December 31, 2007 and 2006, the accrual for such bonuses amounted to 5,684 and 4,847 respectively), and

-
for other personnel benefits (pension plan) to be granted to employees upon retirement, as stipulated in collective bargaining agreements in effect (as of December 31, 2007 and 2006, the accrual for these benefits amounted to 13,367 and 9,638 respectively).

Liabilities related to the above-mentioned seniority-based bonus and other personnel benefits (pension plans) to be granted to employees, have been determined taking into account all rights accrued by the beneficiaries of both plans as of December 31, 2007 and 2006, respectively, on the basis of an actuarial study conducted by an independent actuary as of December 31, 2007. Such liabilities have been disclosed under the “Salaries and social security taxes” account as seniority-based bonus and other personnel benefits, respectively (Note 8).

Early retirements payable corresponds to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which as of December 31, 2007 and 2006 amount to 2,394 and 2,320 (current) and 5,643 and 5,802 (non-current), respectively (Note 8).

p) Customer deposits and contributions:

Customer deposits:

Under the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:
1.When the power supply is requested and the user is unable to provide evidence of his legal ownership of the premises;
2.When service has been suspended more than once in one-year period;
3.When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).
4.When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer deposits from residential T1 tariff customers.

Customer deposits may be either paid in cash or through the customer’s bill, and accrue monthly interest at a specific rate of Banco de la Nación called “reference” rate.

When a customer requests that the supply service be disconnected, the customer’s deposit is credited (principal amount plus any interest accrued through the date of reimbursement). Any balance outstanding at the time of requesting the disconnection of the supply service is deducted from the amount so credited. Similar procedures are followed when the supply service is disconnected due to customer inability to pay for the electricity consumed. Consequently, the Company recovers, either fully or partially, any amount owed for electric power consumption.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the principal amount plus any interest accrued thereon are credited to the customer’s account.

Customer contributions:

The Company receives advances from certain customers for services to be provided based on individual agreements. Such advances are stated at nominal value as of the end of each year.

q) Revenue recognition:

Revenues from operations are recognized on an accrual basis and derive mainly from electricity distribution. Such revenues include electricity supplied, whether billed or unbilled, at the end of each year and have been valued on the basis of applicable tariffs.

The Company also recognizes revenues from other concepts included in distribution services, such as new connections, pole rental, transportation of electricity to other distribution companies, etc.

All revenues are recognized when the Company’s revenue earning process has been substantially completed, the amount of revenues may be reasonably measured, and the economic benefits associated with the transaction flow to the Company.

During the year ended December 31, 2007, the Company recognized revenues from the retroactive tariff increase deriving from the application of the new electricity rate schedule to non-residential consumption for the period of November 2005 through January 31, 2007 (Note 17.b) as it was during this fiscal year that the new electricity rate schedule to be applied as from February 1, 2007, was approved by Resolution No. 51/2007 of the ENRE.

On October 4, 2007 the Official Gazette published Resolution N° 1037/2007 of the National Energy Secretariat. Said resolution establishes that the amounts paid by the Company for the Quarterly Adjustment Coefficient (CAT) implemented by Section 1 of Law Nº 25,957, as well as the amounts corresponding to the Cost Monitoring Mechanism (MMC) for the period May 2006 through April 2007 (Note 17 b and c) has to be deducted from the funds resulting from the difference between surcharges billed and discounts made to customers, deriving from the implementation of the Program for the Rational Use of Electric Power (PUREE), until their transfer to the tariff is granted by the regulatory authority. The resolution also establishes that the MMC adjustment for the period May 2006 through April 2007, in effect as from May 1, 2007, amounts to 9.63%.

Additionally, on October 25, 2007 the ENRE issued Resolution Nº 710/2007 which approves the MMC compensation mechanism established in the aforementioned Resolution Nº 1037/2007 of the National Energy Secretariat.

r) Estimates:

The preparation of the financial statements in accordance with Argentine GAAP requires the Company’s Board of Directors and Management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results and amounts may differ from the estimates used in the preparation of the financial statements.

s) Earnings per common share:

It has been computed on the basis of the number of shares outstanding as of December 31, 2007, which amounts to 906,455,100 shares, December 31, 2006 which amounted to 831,610,200 shares, and December 31, 2005, which amounts to 831,610,200 shares. There is no earning (loss) per share dilution, as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

t) Segment information:

In accordance with the provisions of TR No. 18, the Company is required to disclose segment information provided certain requirements are met. This Resolution establishes the criterion to be followed for reporting information on operating segments in annual financial statements, and requires the reporting of selective information on operating segments in interim financial reports. Operating segments are those components of a company’s activity about which different financial information may be obtained, whether for the allocation of resources or the determination of an asset’s performance. TR N° 18 also establishes the criterion to be applied by a company to disclose its products and services, geographical areas and major customers.

The Company is a natural monopoly that operates in a single business segment, electricity distribution and sale in a specific urban geographical area, pursuant to the terms of the concession agreement that governs the provision of this public service. The Company’s activities have similar economic characteristics and are similar as to the nature of their products and services and the electricity distribution process, the type or category of customers, the geographical area and the methods of distribution. Management evaluates the Company’s performance based on net income. Accordingly, the disclosure of information as described above is not necessary.

For future fiscal years, the management will evaluate if the new agreements with Comunicaciones y Consumos S.A. and Prestamos y Servicios S.A., described in Note 15, represent new business segments. As of December 31, 2007, no transactions had been completed related to these agreements.

u) Risk management:

The Company operates mainly in Argentina. Its business may be affected by inflation, currency devaluation, regulations, interest rates, price controls, changes in governmental economic policies, taxes and other political and economic-related issues affecting the country. The majority of the Company’s assets are either non-monetary or denominated in Argentine pesos, whereas the majority of its liabilities are denominated in U.S. dollars. As of December 31, 2007, a minimum portion of the Company’s debts accrues interest at floating rates; consequently the Company’s exposure to interest rate risk is limited.

As of December 31, 2007 and 2006, the Company has not entered into any foreign currency forward contracts or floating interest rate forward contracts.

v) Concentration risks:

The Company’s accounts receivable derived primarily from the sale of electric power.

No single customer accounted for more than 10% of sales for the years ended December 31, 2007 and 2006. The collectability of trade receivables balances related to the Framework Agreement, which amount to 4,579 and 45,552 as of December 31, 2007 and 2006, respectively, as disclosed in Notes 4 and 13, is subject to compliance with the terms of such Framework Agreement.

In addition, the aforementioned Framework Agreement expired on December 31, 2006. As from such date the Company has been negotiating the renewal of such agreement with the Government of the Province of Buenos Aires and the Federal Government. However, the Company has continued supplying electricity to low income areas and shantytowns.

Related to employees who are union members

As of December 31, 2007, approximately 78% of the Company’s employees were union members. Although the relationship with unions is currently stable, the Company may not ensure that there will be no work disruptions or strikes in the future, which could have a material adverse effect on the Company’s business and the results of operations. Furthermore, collective bargaining agreements signed with unions expired at the end of the 2007 fiscal year. There is no guarantee that the Company will be able to negotiate new collective bargaining agreements under the same terms as those currently in place or that there will be no strikes during or before the negotiation process.

The Bid Package sets forth the responsibilities of both SEGBA and the Company in relation to the personnel transferred by SEGBA through Resolution N° 26/92 of the Energy Secretariat. According to the Bid Package, SEGBA will be fully liable for any labor and social security obligations accrued or originated in events occurred before the take-over date, as well as for any other obligations deriving from lawsuits in process at such date.

In December 1998, new collective bargaining agreements were signed with the Sindicato de Luz y Fuerza de la Capital Federal and the Asociación de Personal Superior de Empresas de Energía. These agreements would be in effect for a term of five years to commence as from the date of approval and until the signing of a new agreement. The Ministry of Labor and Social Security approved the agreements signed with both the Sindicato de Luz y Fuerza de la Capital Federal and the Asociación de Personal Superior de Empresas de Energía on March 11, 1999 (through Resolution N° 31) and October 15, 1999 (through Resolution N° 318/99), respectively.

During 2005, two new collective bargaining agreements were signed with the Sindicato de Luz y Fuerza de la Capital Federal and the Asociación de Personal Superior de Empresas de Energía, which expired on December 31, 2007 and October 31, 2007, respectively. These agreements were approved by the Ministry of Labor and Social Security on November 17, 2006 and October 5, 2006, respectively.

As of the date of issuance of these financial statements, meetings aimed at negotiating the renewal terms of both collective bargaining agreements, are being held with the above-mentioned unions.

w) Foreign currency translation/ transactions:

The Company accounts for foreign currency denominated assets and liabilities and related transactions as follows:

The accounting measurements of purchases, sales, payments, collections, other transactions and outstanding balances denominated in foreign currency are translated into pesos using the exchange rates described below. Thus, the resulting amount in pesos represents the amount collected or to be collected, paid or to be paid.

For translation purposes, the following exchange rates are used:

a) the exchange rate in effect at the date of the transaction, for payments, collections and other transactions denominated in foreign currency; and
b) the exchange rate in effect at the date of the financial statements, for assets and liabilities denominated in foreign currency.

For transactions and balances denominated in foreign currency, the bid price is used for assets, and the offer price is used for liabilities.
The effect of such translations has been included in the Statements of Income as “Exchange difference” under “Financial income (expense) and Holding gains (losses)”.

4. TRADE RECEIVABLES

The detail of trade receivables as of December 31, 2007 and 2006 is as follows:

	2007	2006
Current:

Receivables from sales of electricity:

Billed	177,263	112,706

Unbilled
Sales of electricity	123,641	92,803
Retroactive tariff increase arising from the application of the new electricity rate schedule (Note 17.b item d)	44,101	0
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule (Note 3.c)	(2,526)	0
Framework Agreement (Notes 3.c and 13)	4,579	45,552
Framework Agreement - Payment plan agreement with the Province of Bs. As. (Note 13)	13,557	0
Adjustment to present value of the Framework Agreement - Payment plan agreement with the Province of Bs. As. (Note 3.c)	(212)	0
National Fund of Electricity (Note 17.a)	3,036	23,015
Cannon payable for the expansion of the network, transportation and others (Note 17.b)	12,628	11,882
In litigation	9,918	10,603
Subtotal	385,985	296,561
Less:
Allowance for doubtful accounts (Note 25 - Exhibit E)	(40,006)	(25,623)
	345,979	270,938

	2007	2006
Non-Current:
Receivables from sales of electricity:
Unbilled
Retroactive tariff increase arising from the application of the new electricity rate schedule (Note 17.b item d)	127,180	0
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule (Note 3.c)	(26,880)	0
	100,300	0
5. OTHER RECEIVABLES

The detail of other receivables as of December 31, 2007 and 2006 is as follows:

	2007	2006
Current:

Prepaid expenses (1)	1,910	1,305
Advances to suppliers	224	1,082
Advances to personnel	685	238
Related parties (2) (Note 15)	448	4,877
Prepaid Technical Assistance Services (3)	15,182	4,338
Preliminary attachments - ENRE - (Note 17.a)	59	67
Municipal Bonds (Note 3.e)	0	11,836
Allowance for impairment of value of Municipal Bonds (Note 25 - Exhibit E)	0	(5,918)
Other debtors (4)	7,271	10,837
Allowance for other doubtful accounts (Note 25 - Exhibit E)	(2,900)	(2,300)
Other (5)	3,111	3,859
	25,990	30,221
Non-current:

Other debtors (Note 16.c)	0	3,077
Tax credit on minimum presumed income (Note 3.n)	101,910	86,031
Net deferred tax assets (Note 3.n)	76,679	199,443
Allowance for impairment of value of deferred tax assets (Note 25 - Exhibit E)	(34,482)	(32,261)
Other	0	185
	144,107	256,475

(1)	Includes 101 in foreign currency (Note 25 - Exhibit G) as of December 31, 2006.
(2)	Includes 4,429 in foreign currency (Note 25 - Exhibit G) as of December 31, 2006.
(3)	In foreign currency (Note 25 - Exhibit G) as of December 31, 2007 and 2006, respectively.
(4)	Includes 769 in foreign currency (Note - 25 Exhibit G) as of December 31, 2007.
(5)	Includes 754 in foreign currency (Note 25 - Exhibit G) as of December 31, 2006.

6. TRADE ACCOUNTS PAYABLE

The detail of trade accounts payable as of December 31, 2007 and 2006 is as follows:

	2007	2006
Current:

Payables for purchase of electricity and other purchases (1)	221,098	158,371
Unbilled electric power purchases	82,191	92,877
Customer contributions (Note 3.p)	11,759	16,123
Other	1,104	269
	316,152	267,640

Non-Current:

Customer deposits (Note 3.p)	35,466	31,250

(1)
Includes 34,633 and 16,271 in foreign currency (Note 25 - Exhibit G) as of December 31, 2007 and 2006, respectively. Also, includes balances with SACME S.A. for 757 and 676 as of December 31, 2007 and 2006, respectively and balances with Errecondo, Salaverri, Dellatorre, Gonazalez & Burgio for 74 and 16 as of December 31, 2007 and 2006 (Note 15).

7.	LOANS

The detail of loans as of December 31, 2007 and 2006 is as follows:

	2007	2006
Current:
Bank overdraft:
Principal	12,200	0
Interest	16	0
Subtotal	12,216	0

Notes:
In foreign currency (Note 25 - Exhibit G and Note 14)
Interest (Note 14)	17,074	2,029
	29,290	2,029

	2007	2006

Non-current:

Notes:
In foreign currency (Note 25 - Exhibit G and Notes 14 and 23)
Fixed Rate Notes - Class 7	692,779	0
Fixed and Incremental Rate Par Notes - Class A	228,262	225,009
Fixed and Incremental Rate Par Notes - Class B	23,810	153,986
Floating Rate Par Notes - Class A	39,854	38,753
Fixed and Incremental Rate Discount Notes - Class A	0	466,409
Fixed and Incremental Rate Discount Notes - Class B	0	268,471
Subtotal	984,705	1,152,628
Adjustment to present value of notes	(35,643)	(57,138)
Notes at present value	949,062	1,095,490

8. SALARIES AND SOCIAL SECURITY TAXES

The detail of salaries and social security taxes as of December 31, 2007 and 2006 is as follows:

	2007	2006
Current:

Salaries payable and accruals	51,870	44,423
Social Security (ANSES)	5,640	4,703
Early retirements payable (Note 3.o)	2,394	2,320
	59,904	51,446
Non-Current (Note 3.o):

Other personnel benefits (Note 2)	13,367	9,638
Seniority-based bonus	5,684	4,847
Early retirements payable	5,643	5,802
	24,694	20,287

9. TAXES

The detail of taxes as of December 31, 2007 and 2006 is as follows:

	2007	2006
Current:

Provincial, municipal and federal contributions and taxes	25,212	19,568
Value Added Tax (VAT)	22,411	11,935
Tax on minimum presumed income	6,786	6,507
Withholdings	5,077	4,894
Municipal taxes	20,823	15,044
Other	4,332	4,244
	84,641	62,192

10. OTHER LIABILITIES

The detail of other liabilities as of December 31, 2007 and 2006 is as follows:

	2007	2006
Current:

Technical Assistance (1) (Note 15)	0	4,465
Capital expenditures fund – CAMMESA (Note 17.b)	1,931	0
Fees related to the initial public offering of capital stock (2)	818	3,820
Fees related to debt restructuring (Note 25 - Exhibit G)	0	7,299
Fees related to the issuance of Corporate Notes (3) (Note 25 - Exhibit G and Note 23)	4,176	0
Program for the rational use of electric power (PUREE)	91	6,926
Other (4)	2,694	3,870
	9,710	26,380
Non-current:
ENRE penalties (Note 17 a and b)	281,395	241,079

(1)	In foreign currency (Note 25 - Exhibit G) as of December 31, 2006. The 4,465 correspond to a balance with Electricidad Argentina S.A. as of December 31, 2006 (Note 15).
(2)	Includes 818 and 3,764 in foreign currency (Note 25 - Exhibit G) as of December 31, 2007 and 2006, respectively.
(3)	In foreign currency (Note 25 - Exhibit G) as of December 31, 2007.
(4)
Includes 1,855 and 2,435 in foreign currency (Note 25 - Exhibit G) as of December 31, 2007 and 2006, respectively. Also, includes balances with Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio for 628 and 208 as of December 31, 2007 and 2006, respectively (Note 15).

11. NET SALES

The breakdown of net sales for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005

Sales of electricity (1)	1,948,737	1,347,295	1,238,241
Late payment charges	17,099	12,557	11,617
Pole leases	10,745	14,315	8,312
Connection charges	3,986	2,586	2,642
Reconnection charges	1,361	1,573	1,398
	1,981,928	1,378,326	1,262,210

(1) Net of ENRE penalties for 23,940, 25,200 and 72,736 for the years ended December 31, 2007, 2006 and 2005, respectively (Note 17). As of December 31, 2007, includes 218,591 related to the retroactive tariff increase arising from the application of the new electricity rate schedule (Note 17.b. item d), and 49,646 related to the Cost Monitoring Mechanism (MMC) (Note 17.a).

12. OTHER INCOME (EXPENSE) – NET

The breakdown of other income (expense), net for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005

Forgiveness of operator's compensation (Note 15)	0	0	25,852
Non operating income	1,467	4,093	1,337
Commissions on municipal taxes collection	1,761	1,537	1,479
Net expense from technical services	(1,770)	(437)	995
Voluntary retirements and terminations	(7,192)	(14,122)	(7,962)
Severance paid	(4,283)	(3,019)	(8,508)
Accrued litigation	(16,750)	(13,400)	(10,050)
Supplies recovered from third parties	0	5,782	0
Rebate of technical assistance services and financial expenses EDF International (Note 15)	14,845	0	0
Income from reimbursements of network replacement (Note 17.a)	7,203	0	0
Disposal of property, plant and equipment	(1,105)	(650)	(335)
Other	7,180	(2,728)	(3,460)
	996	(22,944)	(652)

13. FRAMEWORK AGREEMENT

On January 10, 1994, the Company, together with EDESUR S.A., the Argentine Federal Government and the Government of the Province of Buenos Aires signed a Framework Agreement aimed at resolving the issue of supplying electricity to low-income areas and shantytowns. Pursuant to such Framework Agreement, the Company is entitled to receive compensation from a Special Fund for any non-payment~~s~~ of electricity supplied to low-income areas and shantytowns. The ENRE approved this Framework Agreement through Resolution N° 6 dated January 20, 1994, which was then ratified by both the Federal Government through Decree N° 584 dated April 22, 1994 and the Government of the Province of Buenos Aires through Decree N° 1,445 dated June 2, 1994.

In accordance with Section 5 of the above-mentioned Agreement, the Company waived its right to any claims and/or collection of bills, adjustments, surcharges and interest arising or accrued from September 1, 1992 through January 31, 1994, as a result of direct connections, power theft, unrecorded consumption or any other form of misappropriation of electricity or illegal use thereof. The economic value assigned to the above-mentioned waiver amounted to 20,000, for which purpose a Special Fund was set up. The cost of this Special Fund was borne by the Argentine Federal Government and the Province of Buenos Aires which contributed a percentage of the bills effectively collected from users in low-income areas and shantytowns. The four-year duration of this Special Fund, which commenced as from the date on which the Framework Agreement went into effect, ended on June 30, 1998. The Company has been fully compensated for the economic effect derived from the above-mentioned waiver.

As permitted by Section 13 of the Agreement, which stipulates that the terms and conditions of the Agreement may be subject to review and/or adjustments under certain circumstances, and taking into account that not all of the objectives of the Agreement could be completely fulfilled within the originally stipulated period, although most of them had been accomplished, and considering also that new shantytowns had appeared which had to be recognized, the parties agreed to extend the term of the Agreement for an additional fifty-month period ending August 31, 2002. During such additional period the original provisions of the Framework Agreement and the Regulations continued to be in effect. Furthermore, a new population census was conducted so as to identify those shantytowns which up to then had not been recognized. Said census has been completed and approved by the regulatory agency. Furthermore, the above-mentioned extension of the Framework Agreement was approved by the Argentine Federal Government through Decree N° 93 dated January 25, 2001.

As from the expiration date of the above-mentioned Agreement, the Company continues supplying electricity to low-income areas and shantytowns.

On October 6, 2003, the Company signed a new Framework Agreement with the Argentine Federal Government and the Government of the Province of Buenos Aires for a term of four years, which retroactively covered all the services provided as from September 1, 2002. This Agreement may be renewed for another four-year term should the parties so agree.

The new Agreement, whose terms and conditions are similar to those of the previous agreement, was ratified by both the Federal Executive Power and the Government of the Province of Buenos Aires through Decree N° 1972 dated December 29, 2004 (published in the Official Gazette on January 5, 2005) and Decree N° 617 dated April 5, 2005 (published in the Official Gazette on May 23, 2005), respectively.

Receivables under the new Agreement as of December 31, 2007 and 2006 amounted to 4,579 and 45,552, respectively. During the year ended December 31, 2007, the Company collected 5,828 from the Federal Government.

On October 26, 2006, the Company entered into a Payment Plan Agreement with the Government of the Province of Buenos Aires which establishes the conditions according to which the Province of Buenos Aires will honor its obligation to the Company under the Framework Agreement expired on December 31, 2006. In such agreement, the Company claims a debt amounting to 27,114, for the period September 2002 through June 2006, which the Province agrees to verify in accordance with the provisions of chapter VI -section 13 and related sections- of the Fund Regulations of the new Agreement. Furthermore, the Province agrees to pay the debt resulting from the aforementioned verification, in 18 equal, consecutive and monthly installments.

The aforementioned payment plan agreement stipulates that together with the payment of the first six installments, the Province of Buenos Aires must pay the amounts resulting from the electricity provided to low-income areas and shantytowns during the last semester of 2006, which amounted to 5,815.

The Company waived its right to interest accrued from the date on which the New Framework Agreement went into effect through the commencement of the agreed-upon installment plan. The aforementioned waiver is subject to the compliance of the Government of the Province of Buenos Aires with the agreed-upon installment plan.

The aforementioned agreement was approved by the Company’s Board of Directors on November 7, 2006 and published in the Official Gazette of the Province of Buenos Aires on May 29, 2007.

On April 24, 2007, the Company received a payment of 5,346, which includes the first three installments of the aforementioned payment plan for a total amount of 4,519. Furthermore, on June 21 and October 24, 2007 the Province of Buenos Aires made payments of 8,722 and 4,519, respectively, on account of the total debt arising from the Framework Agreement.

The aforementioned Framework Agreement expired on December 31, 2006. As from such date the Company has been negotiating the renewal of such agreement with the Government of the Province of Buenos Aires and the Federal Government. However, the Company has continued supplying electricity to low-income areas and shantytowns.

14. RESTRUCTURING OF FINANCIAL DEBT

On January 19, 2006, the Board of Directors approved the launching of a solicitation of consent for the restructuring of the Company’s financial debt through the exchange of such debt for a combination of cash and notes (the Restructuring) pursuant to a voluntary exchange offer (the Voluntary Exchange Offer) and/or an out-of-court reorganization agreement (Acuerdo Preventivo Extrajudicial) (the APE).

Furthermore, the holders of Gain Trust Notes due in 2005, which represented an interest in the private corporate note issued by the Company and held by a financial trust, were offered to directly participate in the Restructuring by exchanging their Gain Trust Notes for Floating Rate Notes due in 2006, and then exchanging such Notes for the consideration offered in the Restructuring.

The Restructuring

The Company made an exchange offer and launched a solicitation of consent to execute an APE with eligible holders of its outstanding financial debt. An APE is an insolvency procedure available to debtors under the Argentine Bankruptcy Law (LCQ) consisting of an out-of-court reorganization agreement between a debtor and creditors holding at least two thirds of unsecured debt, which is subject to judicial confirmation. Upon judicial confirmation, the APE becomes binding on all unsecured and non-preferred creditors, including non-consenting creditors, whether or not such creditors have participated in the negotiation or execution of the APE.

Creditors holding more than 65% of the Company’s outstanding financial debt (including accrued and unpaid interest and applicable penalties, if any) have committed, by signing support agreements with the Company, to tender their debt in the Voluntary Exchange Offer and give their consent to the APE, should this procedure be initiated.

The Company could carry out the Restructuring in accordance with one of the following three alternatives:

•
If creditors holding at least 66% but less than 93% of the aggregate outstanding amount give their consent to the Restructuring, the Company, the Supporting Creditors and the APE Representative, on behalf of Consenting Creditors, will promptly execute the Restructuring Agreement, and the Company may, at its own option, either proceed with a Mandatory Exchange through the APE or an In-APE Exchange on the Consummation Date or on the In-APE Exchange Date, respectively, subject in each case to the fulfillment of the Conditions to the APE Restructuring Alternatives;

•
If creditors holding at least 93% but less than 98% of the aggregate outstanding amount give their consent to the Restructuring, the Company may, at its own option, either proceed with an In-APE Exchange (subject to the fulfillment of the Conditions to the APE Restructuring Alternatives) on the In-APE Exchange Date or carry out the Voluntary Exchange Offer (subject to the fulfillment of the Conditions to the Voluntary Exchange Offer) on the Voluntary Exchange Date; or

•
If creditors holding at least 98% of the aggregate outstanding amount give their consent to the Restructuring, the Company will carry out the Voluntary Exchange Offer (subject to the fulfillment of the Conditions to the Voluntary Exchange Offer) on the Voluntary Exchange Date.

Each of these alternatives was subject to the fulfillment of certain conditions, including all necessary regulatory approvals.

On February 22, 2006, the Company informed that creditors holding 100% of the Company’s outstanding financial debt (including accrued and unpaid interest and applicable penalties) had accepted the restructuring process of the financial debt, either by directly giving their consent and/or signing support agreements with the Company. Consequently, in accordance with the degree of acceptance received, the Company carried out the Restructuring following the third alternative mentioned above.

The Company carried out the Restructuring through the exchange of the outstanding financial debt held by consenting creditors, at such creditors’ option, subject to proration and reallocation, for one or a combination of the following alternatives, which include the issuance of notes under the current corporate notes program:

•
The Fixed Rate Par Option: For each US$ 1,000 principal amount of outstanding financial debt, creditors received Fixed Rate Par Notes for a nominal value of US$ 1,000. The amount of Fixed Rate Par Notes issued under the Restructuring was not subject to a maximum amount. Interest on Fixed Rate Par Notes will be payable semiannually in arrears at an annual fixed rate, as detailed in the table below, and principal will be due and payable in semiannual installments based on the amortization schedule detailed in the table below:

Year	Annual Interest Rate on Fixed Rate Par Notes	Annually Scheduled Amortization
1	3.0%	0.0%
2	4.0%	0.0%
3	5.0%	0.0%
4	6.0%	0.0%
5	8.0%	0.0%
6	9.0%	10.0%
7	9.5%	10.0%
8 through 11	10.0%	10.0%, 10.0%, 10.0%, 50.0%

An amount of US$ 123.8 million in notes, comprised of two classes (Class “A” amounting to US$ 73.5 million and Class “B” amounting to US$ 50.3 million), was issued under this option.

•
The Floating Rate Par Option: For each US$ 1,000 principal amount of outstanding financial debt, creditors received Floating Rate Par Notes for a nominal value equal to (i) US$ 1,000 plus (ii) any accrued and unpaid interest as of December 31, 2005 (excluding penalty interest and additional amounts, if any) in respect of such US$ 1,000 principal amount of outstanding financial debt (or, in the case of Gain Trust Notes, any accrued and unpaid interest as of December 31, 2005 (excluding any penalty interest and additional amounts, if any) in respect of such US$ 1,000 principal amount of Gain Trust Notes). A maximum of US$ 50 million principal amount of outstanding financial debt could be exchanged under this option. Interest on Floating Rate Par Notes will be payable semiannually in arrears at an annual rate equal to LIBOR plus a spread, and principal will be due and payable in semiannual installments based on the amortization schedule detailed in the table below:

Year	Annual Spread Floating Rate Par Notes	Annually Scheduled Amortization
1	0.0%	0.0%
2	0.0%	0.0%
3	1.0%	0.0%
4 through 6	1.5%	0.0%, 0.0%, 5.0%
7 through 14	2.0%	5.0%, 5.0%, 5.0%, 5.0%, 5.0% 10.0%, 10.0%, 50.0%

An amount of US$ 12.7 million in notes was issued under this option.

•
The Combination Option: For each US$ 1,000 principal amount of outstanding financial debt, creditors received (i) a cash payment of US$ 283 and (ii) Discount Notes for a nominal value of US$ 667. A fixed amount of US$ 360 million principal amount of outstanding financial debt could be exchanged under this option. Interest on Discount Notes will be payable semiannually in arrears at an annual fixed rate, and principal will be due and payable in semiannual installments based on the amortization schedule detailed in the table below:

Year	Discount Applicable to Annual Interest Rate	Annually Scheduled Amortization
1	3.0%	0.0%
2	3.5%	0.0%
3	10.0%	5.0%
4	11.0%	5.0%
5 through 9	12.0%	5.0%, 5.0%, 10.0%, 10.0%, 60.0%

An amount of US$ 240 million in notes, comprised of two classes (Class “A” amounting to US$ 152.3 million and Class “B” amounting to US$ 87.7 million), was issued under this option.

The Company did not make any payment or capitalized any accrued and unpaid interest or any other accrued and unpaid additional amount on any outstanding debt exchanged under the restructuring, other than as set forth in the above options.

Finally, on April 24, 2006, the Company made a cash payment of US$ 102,000 thousand to those creditors who had chosen the Combination Option, and an additional payment of US$ 4,736 thousand to those creditors who had validly given their consent and tendered their outstanding financial debt, pursuant to the terms of the restructuring proposal. The latter amount represents interest accrued on the original debt principal amount at the interest rate applicable to the notes for the period extending from January 1, 2006 to the date of issuance of the notes, which was, April 24, 2006.

Furthermore, in conformity with the options selected by the financial creditors and after applying the pro-ration and allocation mechanism, EDENOR issued the notes under the Global Corporate Notes Program.

As a result of the restructuring process, the defaulted debt prior to the restructuring, which amounted to US$ 540.9 million as of February 22, 2006, was reduced to US$ 376.4 million, with an average term of more than 8 years, at an average cost of 8% and final maturity in 2019.

During the year ended December 31, 2007, as a result of both the issuance of medium-term corporate notes due in 2017 for US$ 220,000 thousand (Note 23), and the public offering process described in Note 1, the Company, as required in the trust agreement for the issuance of corporate notes, has purchased and redeemed at market prices and in successive operations, all “discount notes due in 2014” and part of the “fixed rate par notes” for a nominal value of US$ 283,726 thousand. After the aforementioned purchase and redemption, the principal outstanding balance of the financial debt amounts to US$ 92,704 thousand.

Therefore, the Company’s post-restructuring and post-purchase and redemption debt structure as of December 31, 2007 was comprised of the following Notes:

Type	Class	Debt structure in thousands of US$	Debt purchase and redemption in thousands of US$	Post-purchase and redemption debts structure in thousands of US$	Balance as of December 31, 2007 (Note 7) in thousands of pesos

Fixed Rate Par Note	A	73.485	(998)	72.487	228.262
	B	50.289	(42,728)	7.561	23,810
Floating Rate Par Note	A	12.656	0	12.656	39.854
Discount Note	A	152.322	(152,322)	0	0
	B	87.678	(87,678)	0	0
Total		376,430	(283,726)	92.704	291.926

The principal amortization schedule broken down by year of total debt, including the aforementioned repurchases and without considering possible adjustments, prepayments, redemptions or cancellations, is detailed in the table below:

Year	Amount in thousands of US$
2011	8,638
2012	8,638
2013	8,638
2014	8,638
2015	8,638
2016	40,654
2017	1,266
2018	1,266
2019	6,328
92,704

As of December 31, 2007, the loss resulting from the purchase and redemption of notes amounted to 10,228 which has been included in the statement of income for the year ended as of that date (Note 3.k).

Main covenants

As established in the trust agreement for the issuance of corporate notes, the main covenants assumed in relation to this transaction are the following:

-	Based on the level of excess cash (leverage ratio) and subject to maintaining an established minimum cash balance of US$ 15 million, the Company will be subject to the following conditions:

If EDENOR’s Leverage Ratio (defined as Total Financial Debt to Consolidated EBITDA) is higher than 3.5, any excess cash shall be applied, at the Company’s discretion, either for the purchase of notes through market purchases or for the optional redemption of notes.

If the Leverage Ratio is equal to or lower than 3.5, but higher than 3.0, the Company, at its discretion, will apply any excess cash as follows:

A minimum of 50% of such excess cash shall be applied, at the Company’s discretion, either for the purchase of notes through market purchases or for the optional redemption of notes; and a maximum of 50% of such excess cash shall be used to make permitted capital expenditures, regulatory capital expenditures or additional capital expenditures;

A minimum of 75% of such excess cash shall be applied, at the Company’s discretion, either for the purchase of notes through market purchases or for the optional redemption of notes; and a maximum of 25% of such excess cash shall be used entirely at the Company’s discretion, including, without limitation, for the payment of dividends;

If the Leverage Ratio is equal to or lower than 3.0, but higher than 2.5, the Company, at its discretion, will apply any excess cash as follows:

A minimum of 50% of such excess cash shall be applied, at the Company’s discretion, either for the purchase of notes through market purchases or for the optional redemption of notes; and a maximum of 50% of such excess cash shall be used entirely at the Company’s discretion, including, without limitation, for the payment of dividends;

If the Leverage Ratio is equal to or lower than 2.5, the Company is exempt from complying with the above-mentioned conditions and therefore any excess cash may be applied at its discretion.

-	The Company may make permitted capital expenditures up to an agreed-upon annual amount.

-
Upon the occurrence of an Adverse Event, EDENOR, at its discretion, may elect to defer, reschedule and capitalize up to one year of principal amortization payments and one year of interest payments on any or all series of notes by written notice to the holders on each payment date or prior thereto. This provision may be invoked only once in respect of both an Adverse Cash Flow Event and an Adverse Devaluation Event during the term of the Notes.

Adverse Cash Flow Event means the occurrence of any event or series of events that are outside the Company’s control and result in the Company’s inability to meet its debt service obligations, to the extent that the minimum cash balance is maintained. Adverse Devaluation Event means any measure or series of measures taken by the Argentine government, general market conditions or any other event that results in a 20% or larger devaluation of the Peso in any period of 12 consecutive months after the Issuance Date as compared to its value as of January 1, 2006.

-	The Company may incur additional indebtedness subject to certain conditions that are described in the trust agreement for the issuance of the corporate notes.

-
Restricted Payments: No dividends shall be paid until April 24, 2008 or until such time when the Company’s Leverage Ratio is lower than 2.5, whichever occurs first. Fees payable under the technical assistance agreement shall not exceed US$ 2 million. Payments to EASA shall not exceed US$ 2.5 million in any fiscal year.

-	The Company may suspend compliance with any covenants provided that its leverage ratio is equal to or lower than 2.5.

-
In the case that the Company carries out a primary equity public offering and as long as the Company’s Leverage ratio is higher than 2.5, the Company shall be required to apply 25% of the net cash proceeds of the base offering amount to purchase notes through market purchases, taking into account that the Company shall have a two-year period to make the aforementioned purchases of notes through market purchases and the Company shall have no obligation to make the aforementioned purchases of notes at a price greater than the nominal value of the Notes.

As of the date of issuance of these financial statements, the Company is in compliance with its obligations as stipulated in the trust agreement related to the corporate notes issued after the restructuring of the financial debt.

15. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In the normal course of business, the Company carries out transactions with related parties. As of December 31, 2007 and 2006, the outstanding balances with related parties are as follow:

	2007	2006
Other receivables (Note 5)
Electricidad Argentina S.A.	0	4,429
SACME S.A.	448	448
Total	448	4,877

Trade accounts payable (Note 6)
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	(74)	(16)
SACME S.A.	(757)	(676)
Total	(831)	(692)

Other liabilities (Note 10)
Electricidad Argentina S.A.	0	(4,465)
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	(628)	(208)
Total	(628)	(4,673)

Transactions carried out with related parties for the years ended December 31, 2007, 2006 and 2005 are as follow:

	2007	2006	2005
Other income
Electricidad Argentina S.A.	8	4	117
EDF Global Solución	0	0	80
Total	8	4	197
Expenses from services
SACME S.A.	(3,337)	(2,334)	(1,954)
EDF Global Solución	0	(659)	(4,161)
Electricidad Argentina S.A.	(275)	0	(5,780)
EDF S.A (**)	(3,727)	(7,128)	(26,912)
Errecondo, Salaverri, Delatorre, Gonzalez & Burgio	0	(1,392)	(300)
Estudio Beccar Varela	0	(30)	(6)
Total	(7,339)	(11,543)	(39,113)
Financial expenses, interest and penalties
EDF International (**)	0	(7,873)	(18,752)
Electricidad Argentina S.A.	(6,219)	(8,133)	0
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	(4,352)	(244)	0
Estudio Beccar Varela	0	(245)	0
Total	(10,571)	(16,495)	(18,752)

Financial debt restructuring result
EDF International (**)	0	38,114	0

Adjustment to present value of notes (*)
EDF International (**)		12,658	0

(*) Includes calculation of present value of the financial debt as of December 4, 2006, date on which it was transferred by EDF International.

(**) As from the international secondary offering described in Note 1, EDF S.A. and EDF International are no longer a related party.

Operating and Technical Assistance Agreements

In compliance with the provisions of both the Bid Package and the Transfer Contract, the Company has entered into an Operating Agreement with EDF International and ENHER, pursuant to which EDF International and ENHER would provide technical advisory services concerning the distribution and sale of electricity and would commit their experience and know-how to the achievement of an efficient and competitive management.

On July 16, 1999, ENHER assigned its rights and obligations arising from the above mentioned Operating Agreement to its controlling company ENDESA S.A.

On May 4, 2001, in compliance with that which has been mentioned in Note 1, ENDESA S.A. assigned its rights and obligations under the Operating Agreement to EDF International, thus leaving EDF International as the sole operator.

This Operating Agreement had an initial 10-year term as from September 1, 1992, which was extended until August 31, 2007.

The Company has registered said extension in the National Institute of Copyright (INPI) - Technology Transfer Division under number 9894.

On September 15, 2005, EDF International transferred the shares held in EASA (the controlling company of Edenor) and 14% of EDENOR’s shares to Dolphin. In connection with such transfer, the parties agreed to terminate the aforementioned Agreement and reduce the amount owed to EDF International for unpaid fees which amounted to 25,852.

However, since the Company still wished to have access to EDF S.A.’s know-how, experience and technical knowledge in the field of electricity distribution and sale, the Company and EDF S.A. entered into a new Technical Assistance Agreement for a period of 5 years or for such period during which Dolphin continued to be the controlling company of Electricidad Argentina S.A. In accordance with the terms of the Technical Assistance Agreement, EDENOR would pay EDF S.A. an amount of US$ 10,000,000 as technical assistance fees in five equal annual installments of US$ 2,000,000. The first annual payment was made on January 9, 2006 and the second payment was made on December 14, 2006.

On December 7, 2005, the Company registered the new agreement in the National Institute of Copyright (INPI) - Technology Transfer Division under number 11,197.

On December 27, 2007, the Company and EDF S.A. signed an amendment to the aforementioned Agreement, pursuant to which the parties agreed that, due to circumstances beyond their control, during 2006 and 2007 the amount of services required by the Company and provided by EDF S.A. within the scope of the Technical Assistance Agreement had been significantly lower than the originally expected by the parties. Otherwise, during 2008, EDF S.A. will be required to provide further services related to the Revision of the Company Tariff Structure process, the changes made to the Company’s commercial and invoicing system and the broadening of the Company’s investment plan. Consequently, the Company requested and EDF S.A. granted the following: (i) that EDF S.A. recognize a rebate of US$ 2,100 thousand, equivalent to 6,613, in relation to the US$ 4,000 thousand already paid for the Technical Assistance Agreement, and (ii) that during the year 2008 EDF S.A. continues providing services under the terms and conditions of the aforementioned Agreement, whose expiration date was fixed for December 31, 2008.

Based on the significant amount of work that is expected, the Company agreed to pay EDF S.A. an amount of US$ 6,000 thousand. From such amount, the Company deducted a total amount of US$ 4,600 thousand, equivalent to 14,485 (Note 12) composed by: (i) the aforementioned rebate for US$ 2,100 thousand, and (ii) a receivable for US$ 2,500 thousand, recognized by EDF International in favor to the Company as a reimbursement of the expenses related to the initial public offering of capital stock incurred during the year ended December 31, 2006, which according to the IPO expenses agreement shall be creditable against any services rendered by any EDF International’s affiliate. Consequently, on December 28, 2007, the Company paid EDF S.A. the amount of US$ 1,400 thousand.

Agreement with Electricidad Argentina S.A. (controlling company)

On April 4, 2006, the Company and EASA entered into an agreement pursuant to which EASA will provide technical advisory services on financial matters as from September 19, 2005 and for a term of five years. In consideration of these services, EDENOR will pay EASA an annual amount of US$ 2,000 thousand plus VAT. Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

Agreement with Comunicaciones y Consumos S.A.

On March 16, 2007, the Company and Comunicaciones y Consumos S.A. (CYCSA) entered into an agreement pursuant to which the Company granted CYCSA the exclusive right to provide telecommunications services to the Company customers through the use of the Company’s network in accordance with the provisions of Decree Nº 764/2000 of the Federal Government, which contemplates the integration of voice, data and image transmission services through the existing infrastructure of electricity distribution companies such as the Company’s network. In accordance with the terms of the agreement, CYCSA will be responsible for all maintenance expenses and expenses related to the adapting of the Company’s network for the rendering of such telecommunications services. The term of the agreement will be ten years to commence from the date on which CYCSA is granted the license to render telecommunications services. The agreement will be automatically renewed upon expiration date for subsequent periods of five years, unless notice to the contrary is given by any of the parties no less than 120 days prior to the expiration of the corresponding period. In accordance with the agreement, CYCSA shall periodically request access to the Company’s network. Such request will be evaluated by the Company and access will be granted based on the available capacity of the network. In consideration of the use of the network, CYCSA will grant the Company 2% of the annual charges collected from customers, before taxes, as well as 10% of the profits obtained from the rendering of the services. Furthermore, CYCSA will indemnify the Company for any obligation arising from the rendering of the services through the Company’s network. The agreement was signed on condition that CYCSA was to obtain the telecommunications license within a period of 180 days from the signing thereof, period which, in accordance with the terms of the agreement, could be extended. In line with that, the Board of Directors’ meeting held on November 7, 2007 authorized the extension of the period for obtaining the aforementioned license which, nevertheless, continues to be a condition in order for the agreement to be valid and go into effect.

Agreement with Préstamos y Servicios S.A.

On March 16, 2007, the Company entered into an agreement with Préstamos y Servicios S.A. (PYSSA), a company engaged in the rendering of financial services, pursuant to which the Company granted PYSSA the exclusive right to conduct its direct and marketing services through the use of the Company’s facilities and mailing services. As part of the agreement, the Company agreed to provide physical space in some of its offices so that PYSSA be able to offer financial and loan services to the Company customers. Furthermore, the Company agreed to include PYSSA marketing material in the mail sent to customers, including the invoices. The term of the agreement is 5 years, which will be automatically renewed for subsequent periods of five years, unless any of the parties gives notice to the other of his intention to terminate the agreement no less than 120 days prior to the expiration of the corresponding period. In accordance with the terms of the agreement, PYSSA will pay the Company 2% of the monthly charges collected from customers, before taxes, as well as 10% of the profits obtained from its services. Furthermore, PYSSA agreed to indemnify the Company for any obligation arising from the rendering of its services. The agreement established that its term was subject to the authorization of the ENRE, which pronounced favorably through Resolution Nº 381/2007.

Agreement with EDF Global Solución S.A.

On May 4, 2005, EDENOR and EDF Global Solución S.A. (EDFGS), at that time a wholly-owned subsidiary of EDF, entered into a management agreement pursuant to which EDFGS would manage EDENOR's buildings and facilities, including integral maintenance and cleaning tasks, management of documentation and buildings operations. EDENOR would pay EDFGS a monthly fee of approximately 300 plus VAT for the above-mentioned services. The Agreement would expire in a three-year term to commence as from May 1, 2005, but could be extended, at EDENOR's request for additional periods of three years. On November 1, 2006, EDENOR could terminate the agreement on giving 60 days' notice, without having to comply with any further obligations or paying damages, provided any of the following events were to occur: (i) the services provided by EDFGS were no longer required by the Company or (ii) after an analysis of market prices for the services provided, the resulting offer were lower than the price agreed-upon with EDFGS, and EDFGS did not make an equivalent offer within 30 days.

16. CAPITAL STOCK

a) General

As of December 31, 2007, the Company’s outstanding capital stock amounts to 906,455,100 shares, represented by 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share. Each and every share maintains the same voting rights, i.e. one vote per share. There are no preferred shares of any kind, dividends and/or preferences in the event of liquidation, privileged participation rights, prices and dates, or unusual voting rights. Moreover, there are no significant terms of contracts allowing for either the issuance of additional shares or any commitment of a similar nature. The capital increase of 74,844,900 shares resolved by the Board of Directors in the meeting held on June 14, 2007, as per the powers granted by the Shareholders’ Meeting held on June 7, 2006, was registered with the pertinent regulatory authorities on September 18, 2007 (Note 1).

As of December 31, 2006, the Company’s outstanding capital stock amounted to 831,610,200 shares, represented by 424,121,202 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 324,327,978 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 83,161,020 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

b) Restriction on the transfer of the Company’s common shares

The Company’s by-laws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within 90 days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

Furthermore, Caja de Valores S.A. (the Public Register Office), which keeps the Share Register of the shares, is entitled (as stated in the Company’s by-laws) to reject such entries which, at its criterion, do not comply with the rules for the transfer of common shares included in (i) the Argentine Business Organizations Law, (ii) the Concession Agreement and (iii) the Company’s by-laws.

In addition, Class “A” shares are pledged during the entire term of the concession as security for the performance of the obligations assumed under the Concession Agreement.

Additionally, in connection with the issuance of Class 2 Corporate Notes, EASA is required to be the beneficial owner and owner of record of not less than 51% of EDENOR’s issued, voting and outstanding shares.

Section ten of the Adjustment Agreement signed with the Grantor of the Concession and ratified through Decree No. 1957/06, stipulates that from the signing of the agreement through the ending of the Contractual Transition Period, the majority shareholders may not modify their ownership interest nor sell their shares.

c) Employee Stock Ownership Program (ESOP)

At the time of the privatization of SEGBA (the Company’s predecessor), the Argentine Government assigned the Company’s Class C shares, representing 10% of the Company’s outstanding capital stock, for the creation of an Employee Stock Ownership Program (ESOP) in compliance with the provisions of Law N° 23,696 and its regulatory decrees. Through this program, certain eligible employees (including former SEGBA employees who had been transferred to the Company) were entitled to receive a specified number of Class C shares, to be calculated on the basis of a formula that took into consideration a number of factors including employee salary, position and seniority. In order to implement the ESOP, a general transfer agreement, a voting trust agreement and a trust agreement were signed.

Pursuant to the general transfer agreement, participating employees were allowed to defer payment of the Class C shares over time. As security for the payment of the deferred purchase price, the Class C shares were pledged in favor of the Argentine government. This pledge was released on April 27, 2007 upon full payment to the Argentine Government of the deferred purchase price of all Class C shares. Additionally, in accordance with the terms of the original trust agreement, the Class C shares were held in trust by Banco Nación, acting as trustee, for the benefit of the ESOP participating employees and the Argentine Government. Furthermore, in accordance with the voting trust agreement, all political rights of participating employees (including the right to vote at ordinary and extraordinary shareholders’ meetings) were to be jointly exercised until full payment of the deferred purchase price and release of the pledge in favor of the Argentine Government. On April 27, 2007, ESOP participating employees fully paid the deferred purchase price to the Argentine Government, accordingly, the pledge was released and the voting trust agreement was terminated.

In accordance with the regulations applicable to the ESOP, participating employees who retired before full payment of the deferred purchase price to the Argentine Government was made, were required to transfer their shares to the Guarantee and Repurchase Fund (Fondo de Garantía y Recompra) at a price to be calculated in accordance with a formula established in the general transfer agreement. As of the date of payment of the deferred purchase price, the Guarantee and Repurchase Fund had not fully paid the amounts due to former ESOP participating employees for the transfer of their Class C shares.

A number of former employees of both SEGBA and the Company have brought legal actions against the Guarantee and Repurchase Fund, the Argentine Government and, in few cases, against the Company, in each case in relation to the administration of the Employee Stock Ownership Program. The plaintiffs who are former employees of SEGBA were not deemed eligible by the corresponding authorities to participate in the Employee Stock Ownership Program at the time of its creation. This decision is being disputed by the plaintiffs who are therefore seeking compensation. The plaintiffs who are former employees of the Company are claiming payment for the unpaid amounts owed to them by the Guarantee and Repurchase Fund either due to non-payment of the transfer of their shares upon retirement in favor of the Guarantee and Repurchase Fund or incorrect calculation of amounts paid to them by the Guarantee and Repurchase Fund. In several of these claims, the plaintiffs have obtained attachment orders or preliminary injunctions against the Guarantee and Repurchase Fund on Class C shares and funds deposited in such Fund. Due to the fact that the resolution of these legal proceedings is still pending, the Federal Government has instructed Banco Nación to create a Contingency Fund so that a portion of the proceeds of the offering of the Employee Stock Ownership Program Class C shares be kept during the course of the legal actions.

No accrual for litigation has been recorded in the financial statements in connection with the legal actions brought against the Company as the Company’s management believes that EDENOR is not responsible for the above-mentioned claims.

In accordance with the agreements, laws and decrees that govern the Employee Stock Ownership Program, the Class C shares may only be held by personnel of the Company, therefore before the public offering of the Class C shares that had been separated from the Program, such shares were converted into Class B shares and sold. In conformity with the by-laws, the political rights previously attributable to Class C shares are at present jointly exercised with those attributable to Class B shares and the holders of the remaining Class C shares will vote jointly as a single class with the holders of Class B shares when electing directors and supervisory committee members. As of December 31, 2007, 1,952,604 Class C shares, representing 0.22% of the Company’s capital stock, are outstanding.

17. REGULATORY FRAMEWORK

a) General

The Company's business is regulated by Law N° 24,065, which created the ENRE. In this connection, the Company is subject to the regulatory framework provided under the aforementioned Law and the regulations issued by the ENRE.

The ENRE is empowered to: a) approve and control tariffs, and b) control the quality of both the service and the technical product, as established in the Concession Agreement. Failure to comply with the provisions of such Agreement and the rules and regulations governing the Company's business will make the Company liable to penalties that may include the forfeiture of the concession.

As from September 1, 1996, there has been a change in the methods applied to control the quality of both the product and the service provided by the Company. Within this new framework, compensation between areas and circuits of different quality is not allowed, instead, the specific quality provided to individual customers, rather than an average customer value, must be measured. As a result, fines will be credited to users affected by service deficiencies in future bills. Penalties are imposed in connection with the following major issues:

1.	Deviation from quality levels of technical product, as measured by voltage levels and network variations;
2.	Deviation from quality levels of technical service, as measured by the average interruption frequency per Kilovatios (KVA) and total interruption time per KVA;

3.	Deviation from quality levels of commercial service, as measured by the number of claims and complaints made by customers, service connection times, the number of estimated bills and billing mistakes;
4.	Failure to comply with information gathering and processing requirements so as to evaluate the quality of both the technical product and the technical service;
5.	Failure to comply with public safety regulations.

As of December 31, 2007 and 2006, the Company has accrued the penalties for resolutions not yet issued by the ENRE corresponding to the six-month control periods elapsed through those dates. As of December 31, 2007 and 2006, the Company has applied the adjustment contemplated in the Temporary Tariff Regime (TTR) (Note 17.b item vii).

As of December 31, 2007 and 2006, liabilities for penalties amounting to 281,395 and 241,079, respectively, have been included in non-current liabilities (Note 10).

In addition, as of December 31, 2007, the Company’s management has considered that the ENRE has complied with the obligation to suspend lawsuits aimed at collecting penalties.

Furthermore, the Company has been notified of certain preliminary attachments levied on funds deposited in its bank accounts as a consequence of the executory proceedings brought by the ENRE against the Company for imposed and unpaid penalties in the amount of 59 and 67 as of December 31, 2007 and 2006, respectively (Note 5). Additionally, after December 31, 2007 and until the date of issuance of these financial statements, the Company has not been notified of any other attachments (Note 17.b).

Moreover, on July 12, 2006 the National Energy Secretariat issued Resolution N° 942/2006 which modifies the allocation of any excess funds resulting from the difference between surcharges billed and discounts made to customers, deriving from the implementation of the Program for the Rational Use of Electric Power (PUREE), which provides for the application of both tariff incentives and penalties aimed at encouraging customers to reduce consumption. As from July 1, 2006, such excess funds may be applied against the amounts receivable that the Company maintains in the Trade receivables account as Unbilled -National Fund of Electricity, for “Quarterly Adjustment Coefficient of the National Fund of Electricity” (section 1 of Law N° 25,957) for 3,036 and 23,015 as of December 31, 2007 and 2006, respectively. On August 10, 2006 the ENRE issued Resolution Nº 597/2006 which regulates the aforementioned Resolution N° 942/2006 of the National Energy Secretariat and establishes the compensation mechanism to be used.

On October 4, 2007 the Official Gazette published Resolution N° 1037/2007 of the National Energy Secretariat. Said resolution establishes that the amounts paid by the Company for the Quarterly Adjustment Coefficient (CAT) implemented by Section 1 of Law Nº 25,957, as well as the amounts corresponding to the Cost Monitoring Mechanism (MMC) for the period May 2006 through April 2007 (items b and c of this note) has to be deducted from the funds resulting from the difference between surcharges billed and discounts made to customers, deriving from the implementation of the Program for the Rational Use of Electric Power (PUREE), until their transfer to the tariff is granted by the regulatory authority. The resolution also establishes that the MMC adjustment for the period May 2006 through April 2007, applicable as from May 1, 2007, amounts to 9.63%.

Additionally, on October 25, 2007 the ENRE issued Resolution Nº 710/2007 which approves the MMC compensation mechanism established in the aforementioned Resolution Nº 1037/2007 of the National Energy Secretariat.

Section 21 of the Concession Agreement clearly stipulates that any change, replacement or modification of a distribution company network must be reimbursed by the third party requesting such change, replacement or modification. Income from this concept, which amounts to 7,203, has been included in the statement of income in the account Other Income (Expense) – Net (Note 12).

b) Concession

The term of the concession is 95 years and may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years. At the end of each management period, the Class “A” shares representing 51% of EDENOR’s capital stock, currently held by EASA, must be offered for sale through a public bidding. If EASA makes the highest bid, it will continue to own the Class “A” shares, and no further disbursements will be necessary. On the contrary, if EASA is not the highest bidder, then the bidder who makes the highest bid must pay EASA the amount of the bid in accordance with the conditions of the public bidding. The proceeds of the sale of Class “A” shares will be delivered to EASA after deducting any amounts receivable to which the Grantor of the concession may be entitled.
In accordance with the provisions of the Concession Agreement, the Company shall take the necessary measures to guarantee the supply and availability of electricity so as to meet demand in due time and in accordance with stipulated quality levels, for which purpose the Company shall be required to guarantee sources of supply.

For such purpose, the Company has the exclusive right to render electric power distribution and sales services within the concession area to all users who are not authorized to obtain their power supply from the Electric Power Wholesale Market (MEM), thus being obliged to supply all the electric power that may be required. In addition, the Company shall allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession. No specific fee must be paid by the Company under the Concession Agreement during the term of the Concession.

On January 6, 2002, the Federal Executive Power passed Law N° 25,561 whereby adjustment clauses denominated in US dollars or any other foreign currencies, indexation clauses based on price indexes from other countries, as well as any other indexation mechanisms stipulated in the contracts entered into by the Federal Government, including those related to public utilities, were declared null and void as from such date. The resulting prices and rates were converted into Argentine pesos at a rate of 1 peso per US dollar. Furthermore, Law N° 25,561 authorized the Federal Executive Power to renegotiate public utility contracts taking certain requirements into account.

In accordance with the provisions of Laws N° 25,972, 26,077 and 26,204, both the declaration of economic emergency and the period to renegotiate public utility contracts were extended through December 31, 2005, 2006 and 2007, respectively.

As a part of the renegotiation process, the Unit of Renegotiation and Analysis of Public Utility Contracts (UNIREN) proposed the signing of an Adjustment Agreement that would be the basis of a comprehensive renegotiation agreement of the Concession Agreement. The Company satisfied the regulatory agency’s requirements; provided an answer to the proposal and attended the public hearing convened for such purpose, rejecting in principle the proposal on the grounds that it did not properly address the need to redefine the terms of the agreement as contemplated by the law. Nevertheless, the Company ratified its willingness to reach an understanding that would restore the financial and economic equation of the concession agreement. On September 21, 2005, the Company signed the Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law N° 25,561 and supplementary regulations. Due to the appointment of a new Economy and Production Minister, on February 13, 2006 a new copy of the Adjustment Agreement was signed under the same terms as those stipulated in the agreement signed on September 21, 2005.

The Adjustment Agreement establishes the following:

i)
the implementation of a Temporary Tariff Regime (RTT) effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average tariff of more than 15%, and an additional 5% average increase in the value added distribution (VAD), allocated to certain specified capital expenditures;

ii)	the requirement that during the term of said temporary tariff regime, dividend payment be subject to the approval of the regulatory authority;
iii)	the establishment of a “social tariff” for the needy and the levels of quality of the service to be rendered;
iv)	the suspension of the claims and legal actions filed by the Company and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;
v)
the carrying out of a Revision of the Company Tariff Structure (RTI) which will result in a new tariff regime that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law N° 24,065, the National Electric Power Regulatory Authority will be in charge of such review;

vi)
the implementation of a minimum investment plan in the electric network for an amount of 178.8 million to be fulfilled by EDENOR during 2006, plus an additional investment of 25.5 million should it be required (item f below);

vii)
the adjustment of the penalties imposed by the ENRE that are payable to customers as discounts, which were notified by such regulatory agency prior to January 6,  2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

viii)
the waiver of the penalties imposed by the ENRE that are payable to the Argentine State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

ix)
the payment of the penalties imposed by the ENRE, which are described in paragraph vii above, in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements.

Said agreement was ratified by the Federal Executive Power through Decree No. 1957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007. This agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of electric power distribution and sale within the federal jurisdiction, between the Federal Executive Power and the Company.

Additionally, on February 5, 2007 the Official Gazette published Resolution N° 51/2007 of the ENRE which approves the Company’s new electricity rate schedule applicable for consumption recorded as from February 1, 2007. This document provides for the following:

a)
A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect which the Company collects as the holder of the concession of the public service of electric power distribution, except for the residential tariffs;

b)
Implementation of an additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in Appendix II of the Adjustment Agreement. In this regard, the Company has set up the required fund, which as of December 31, 2007 amounts to 12,420. This amount is net of the amounts transferred to CAMMESA for 20,479;

c)
Implementation of the Cost Monitoring Mechanism (MMC) contemplated in Appendix I of the Adjustment Agreement, which for the six-month period beginning November 1, 2005 and ending April 30, 2006, shows a percentage of 8.032%. This percentage will be applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;

d)
Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (items i) and ii) above) and from May 1, 2006 through January 31, 2007 (item iii) above);

e)
Invoicing of the differences corresponding to deviations between foreseen physical transactions and those effectively carried out and of other concepts related to the Wholesale Electric Power Market (MEM), such as the Specific fee payable for the expansion of the network, Transportation and Others, included in Trade Receivables under Receivables from sales of electricity as Unbilled (Note 4);

f)
Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan, in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

In the year ended December 31, 2006 the Company has recorded the adjustment of the penalties described in paragraphs a) and c) of this note, for an amount of 46,972.

In the year ended December 31, 2007, the Company has recorded the adjustment of penalties deriving from the application of the Cost Monitoring Mechanism (MMC) for the period May 2006 through April 2007, for an amount of 18,084.

Revenues from the retroactive tariff increase deriving from the implementation of the new electricity rate schedule applicable to non-residential consumption for the period of November 1, 2005 through January 31, 2007, have been fully recognized in the financial statements for the year ended December 31, 2007. Such amount, which totals 218,591, will be invoiced in 55 equal and consecutive monthly installments, as described in item d) of paragraph b) of this note. As of December 31, 2007, the installments corresponding to the months of February through December 2007 for a total of 47,310 have already been billed.

On April 30, 2007, the Official Gazette published Resolution No. 434/2007 of the Energy Secretariat which adjusts the time periods set forth in the Adjustment Agreement signed by the Company and the Grantor of the Concession and ratified by Decree No. 1957 of the Federal Government dated December 28, 2006.

In this regard, the aforementioned Resolution provides that the contractual transition period established in the Adjustment Agreement will be in effect from January 6, 2002 to the date on which the Revision of the Company Tariff Structure (RTI) contemplated in the aforementioned Adjustment Agreement, goes into effect.

Furthermore, the Resolution establishes that the new electricity rate schedule resulting from the RTI will go into effect on February 1, 2008. It also stipulates that, in the event that the tariff resulting from the RTI is higher than the tariff established in section 4 of the Adjustment Agreement, the transfer of the increase to the tariff will be made in accordance with the provisions of section 13.2 of the Adjustment Agreement, which establish that the first adjustment will take effect as from February 1, 2008 and the second will take effect six months later, maintaining the percentages agreed-upon in the Adjustment Agreement.

As of the date of issuance of these financial statements, no resolution has been issued related to the application of the electricity rate schedule resulting from the RTI which was expected to be in effect since February 1, 2008.

The aforementioned resolution requires the Company to present an investment plan before May 1, 2007 (which has already been complied with), and the extension of the obligations and commitments set forth in section 22 of the Adjustment Agreement until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing the Company and its shareholders to resume the claims suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect in the aforementioned time period.

Furthermore, on July 7, 2007 the Official Gazette published Resolution N° 467/07 of the ENRE pursuant to which the first management period is extended for 5 years to commence as from the date on which the Revision of the Company Tariff Structure (RTI) goes into effect. Its original maturity would have taken place on August 31, 2007.

On September 19, 2007, the Energy Secretariat by Note No. 1006/07 requested that the Company comply with the provisions of Resolutions Nº 1875 and 223/07 of the aforementioned Secretariat, dated December 5, 2005 and January 26, 2007, respectively.

In accordance with the aforementioned resolutions, the Company must transfer to CAMMESA, 61.96% of the total amount of the special fund set up in compliance with Clause 4.7 of the Adjustment Agreement, plus any interest accrued on the financial investments made by the Company with such funds. Such funds will be used for the execution of the works for connecting Central Costanera and Central Puerto electricity generation plants with Malaver substation. As of December 31, 2007, the Company recorded 20,478 in Property, plant and equipment (Note 25 - Exhibit A) in the Construction in process account, and 1,931 in Other liabilities in the Capital Expenditures fund – CAMMESA account (Note 10).

c) Concession of the use of real property

Pursuant to the Bid Package, SEGBA granted the Company the free use of real property for periods of 3, 5 and 95 years, with or without a purchase option, based on the characteristics of each asset, and the Company would be responsible for the payment of any taxes, charges and contributions levied on such properties and for the taking out of insurance against fire, property damage and third-party liability, to SEGBA’s satisfaction.

The Company may make all kind of improvements to the properties, including new constructions, upon SEGBA’s prior authorization, which will become the grantor’s property when the concession period is over, and the Company will not be entitled to any compensation whatsoever. SEGBA may terminate the gratuitous bailment contract after demanding the performance by the Company of any pending obligation, in certain specified cases contemplated in the Bid Package. At present, as SEGBA’s residual entity has been liquidated, these presentations and controls are made to the National Agency of Public Properties (ONABE).

As of the date of issuance of these financial statements, the Company had acquired for an amount of 12,765, nine of these properties whose gratuitous bailment contracts had expired. The title deeds of eight of these properties have been executed at a price of 12,375. As for the remaining property, a down payment of 117 has been made while the outstanding amount of 273 will be payable upon the execution of the title deed on a date to be set by the Ministry of Economy.

18. CASH FLOW INFORMATION

a) Cash and cash equivalents:

For the preparation of the Statement of Cash Flows, the Company considers as cash equivalents all highly liquid investments with original maturities of three months or less.

	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Cash and Banks	3,459	481	11,659
Time deposits	12,087	1,360	278,238
Money market funds	0	30,832	18,242
Notes receivable (Euro Commercial Paper)	85,652	0	0
Total cash and cash equivalents in the Statement of Cash Flows	101,198	32,673	308,139

b) Interest paid and collected:

	For the years ended December 31,
	2007	2006	2005
Interest paid during the year (*)	(38,149)	(35,951)	(46,494)
Interest collected during the year	3,175	2,175	2,038

(*) Capitalized in Property, plant and equipment 12,665, 9,283 and 0 as of December 31, 2007, 2006 and 2005, respectively (Notes 2 and 3.h).

19. INSURANCE COVERAGE

As of December 31, 2007, the Company holds the following insurance policies for purposes of safeguarding its assets and commercial operations:

Risk covered		Amount insured

Comprehensive (1)	US$	417,516,597
Mandatory life insurance		$17,570,250
Theft of securities	US$	100,000
Vehicles (theft, third party liability and damages)		$7,719,700
Land freight	US$	2,000,000
Imports freight		$2,250,000

(1)
Includes: fire, partial theft, tornado, hurricane, earthquake, earth tremors, flooding and debris removal from facilities on facilities providing actual service, except for high, medium and low voltage networks.

20. CLAIM OF THE PROVINCE OF BUENOS AIRES BOARD OF ELECTRIC POWER

On December 1, 2003, the Board of Electric Power of the Province of Buenos Aires (Board) filed a claim against EDENOR in the amount of 284,364 that includes surcharges and interest as of the date of the claim, and imposed penalties for an amount of 25,963, due to the Company’s alleged failure to act as collecting agent of certain taxes established by Decrees-law N° 7290/67 and 9038/78 from July 1997 through June 2001.

On December 23, 2003, the Company appealed the Board's decision with the Tax Court of the Province of Buenos Aires, which had the effect of temporarily suspending the Company’s obligation to pay. Such appeals were filed on the grounds that the Federal Supreme Court had declared that the regulations established by the aforementioned Decrees-law were unconstitutional, as they were incompatible with the Province of Buenos Aires’ commitment not to levy any taxes on the transfer of electricity.

On March 20, 2007, the Board of Electric Power of the Province of Buenos Aires amended the original complaint to include an additional claim in the amount of 7,720 that includes surcharges and interest as of the date of the claim for the period of July 2001 through June 2002 -extending the claim to certain Company Directors.

On June 27, 2007, the Tax Court of the Province of Buenos Aires pronounced in favor of the appeal duly lodged by the Company.

Therefore, no accrual has been recorded for these claims as the Company’s management believes that there exist solid arguments to support its position.

21. LEGAL ACTION FOR ALLEGED ENVIRONMENTAL POLLUTION

On May 24, 2005, three of EDENOR’s employees were indicted on charges of polychlorinated biphenyl (PCB)-related environmental contamination. In connection with this alleged violation, the judge ordered a preliminary attachment on the Company's assets in the amount of 150 million to cover the potential cost of damage repair, environmental restoration and court costs. On May 30, 2005, the Company filed appeals against both the charges brought against its employees and the attachment order. On December 15, 2005, the Court of Appeals dismissed the charges against all three defendants and, accordingly, revoked the attachment order against the Company’s assets. The decision of the Court of Appeals, which was based on the fact that the existence of pollution could not be proved, also established that the trial judge should order the acquittal of two ENRE public officers who had been indicted on related charges. An appeal against this decision was filed in the Tribunal de Casación (the highest appellate body for this matter), which on April 5, 2006 ruled that the appeal against the decision regarding EDENOR’s employees and the Company was not admissible.

On July 16, 2007, the Company was notified that on July 11, 2007 the Investigating Judge ruled the definitive acquittal of all Company officials and employees that had been indicted in the case, thus ordering the closing of the case. This decision may be appealed.

The Company’s management estimates that there are no legal grounds for any action against the Company or its employees in connection with this matter. Accordingly, no accrual has been recorded in the financial statements.

22. RESTRICTIONS ON THE DISTRIBUTION OF EARNINGS

In accordance with the provisions of Law N° 19,550, 5% of the net income for the year must be appropriated to the legal reserve, until such reserve equals 20% of capital stock. The Ordinary Shareholder’s Meeting held on April 16, 2007, did not appropriate any amount to said legal reserve as of December 31, 2006, due to the existence of accumulated losses as of the end of that year.

Moreover, in accordance with the provisions of Law N° 25,063, passed in December 1998, dividends to be distributed, whether in cash or in kind, in excess of accumulated taxable profits as of the fiscal year-end immediately preceding the date of payment or distribution, shall be subject to a final 35% income tax withholding, except for those dividends distributed to shareholders who are residents of countries benefited from conventions for the avoidance of double taxation, who will be subject to a lower tax rate. For income tax purposes, accumulated taxable income shall be the unappropriated retained earnings as of the end of the year immediately preceding the date on which the above-mentioned law went into effect, less dividends paid plus the taxable income determined as from such year and dividends or income from related companies in Argentina.

Since the restructuring of the Company’s financial debt referred to in Note 14, the Company is not allowed to distribute dividends until April 24, 2008 or until such time when the Company’s leverage ratio is lower than 2.5, whichever occurs first. As from such date/time, distribution of dividends will only be allowed under certain circumstances depending on the Company’s indebtedness ratio.

Certain restrictions on the distribution of dividends by the Company and the need for approval by the ENRE for any distribution have been disclosed in Note 17.b).

23. CORPORATE NOTES PROGRAM

The Annual General Shareholders’ Meeting held on February 23, 2006, approved the extension of the Global Medium-Term Corporate Notes Issuance Program for a Maximum Amount outstanding at any time of up to US$ 600,000 thousand (or its equivalent in any other currency). Said extension was also approved by the CNV through Resolution N° 15,359 issued by the CNV’s Board of Directors on March 23, 2006.

On June 14, 2007, the Company’s Board of Directors approved the updating of the Trust Agreement for the issuance of corporate notes that had been duly approved by the CNV, as required by section 76 of Chapter VI of the CNV’s Regulations. On June 1, 2007, the Company filed with the CNV a new version of the trust agreement together with accounting and financial information as well as other relevant data on the Company as of March 31, 2007.

On June 28, 2007, the Company’s Board of Directors approved the issuance and public offering, within the framework of the Program and under the terms of Law No. 23,576 as amended, of fixed rate Corporate Notes for a nominal value of up to US$ 250,000 thousand with maximum maturity in 2017.

On October 9, 2007, the Company issued and carried out the public offering of Class 7 Corporate Notes for US$ 220,000 thousand. The 10-year term Corporate Notes were issued at an issue price of 100% of the principal amount, and accrue interest as from the date of issuance at a fixed rate of 10.5% per annum, payable on April 9 and October 9 of each year, with the first interest payment maturing on April 9, 2008. Principal will be amortized by a lump sum payment at maturity date, on October 9, 2017. The Company has requested authorization for the trading of the Corporate Notes on the Buenos Aires Stock Exchange, the Mercado Abierto Electrónico S.A. (the OTC market of Argentina), the Luxembourg Stock Exchange, and the Euro MTF Market, which is the alternative market of the Luxembourg Stock Exchange. Furthermore, the Company may request authorization for the listing of the Corporate Notes on the PORTAL Market as well as authorization for their trading and/or negotiation on any other stock exchange and/or self-regulated market of Argentina and/or abroad.

Most of the net proceeds from the sale of the Corporate Notes were used for the purchase, payment or redemption of the Company’s outstanding Discount Corporate Notes due in 2014 (Note 14).

Main Covenants:

1) Negative Covenants

The terms and conditions of the Corporate Notes include a series of negative covenants that limit the Company’s actions with regard to, among others, the following:

- encumbrance or authorization to encumber its property or assets;

- incurrence of indebtedness, in certain specified cases;

- sale of the Company’s assets related to its main business;

- carrying out transactions with shareholders or related parties;

- making certain payments (including, among others, dividends, purchases of Edenor’s common shares or payments on subordinated debt).

2) Suspension of Covenants

Certain negative covenants stipulated in the trust agreement will be suspended or adjusted if:

(a)	The Company’s long-term debt rating is raised to Investment Grade, or
(b)	The Company’s Level of Indebtedness is equal to or lower than 2.5.

If the Company subsequently losses its Investment Grade rating or its Level of Indebtedness is higher than 2.5, as applicable, the suspended negative covenants will be once again in effect.

However, the reinstatement of the covenants will not affect those acts which the Company may have performed during the suspension of such covenants.

3) Registration Rights

In accordance with the Registration Rights Agreement, the Company has agreed to file with the Securities and Exchange Commission (SEC), within a period of 300 days from the original date of issuance of the Corporate Notes, an application requesting authorization for an authorized exchange offer of the Corporate Notes for news notes of the same class registered with the SEC in accordance with the Securities Act, representing the same outstanding debt and subject to similar terms and conditions.

The exchanged corporate notes would have no restrictions concerning their transfer and would be freely transferable after the authorized exchange offer by those Corporate Notes holders who are not related parties of the Company.

For the year ended December 31, 2007, expenses incurred by the Company in relation to the public offering of Class 7 Corporate Notes amount to 7,403. Of such amount, payment of 4,176 is still pending (Note 10).

24.	BREAKDOWN OF TEMPORARY INVESTMENTS, RECEIVABLES AND LIABILITIES BY COLLECTION AND PAYMENT TERMS

As required by the CNV’s regulations, the balances of the accounts below as of December 31, 2007, are as follow:

Term	Investments	Receivables	Loans	Other payables
		(1)		(2)

With no explicit due date	0	0	0	281,395

With due date

Past due:

Up to three months	0	50,014	0	0
From three to six months	0	10,359	0	0
From six to nine months	0	5,818	0	0
From nine to twelve months	0	5,006	0	0
Over one year	0	100,935	0	0
Total past due	0	172,132	0	0

To become due:

Up to three months	97,739	231,155	29,290	447,593
From three to six months	0	3,964	0	13,794
From six to nine months	0	3,808	0	4,511
From nine to twelve months	0	3,816	-	4,510
Over one year	0	278,889	949,062	60,160
Total to become due	97,739	521,632	978,352	530,568

Total with due date	97,739	693,764	978,352	530,568

Total	97,739	693,764	978,352	811,963

(1)	Excludes allowances
(2)	Comprises total liabilities except accrued litigation and debt notes.

Due to the financial debt restructuring mentioned in Note 14, Corporate Notes accrue interest at floating and fixed rates, which amount to an average of approximately 10.19%; only 4.05% of the debt accrues interest at a floating rate whereas the remaining accrues interest at a fixed rate.

25. OTHER INFORMATION

The followings exhibits present additional financial statement disclosure required under Argentine GAAP:

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND 2006
EXHIBIT A Page 1 of 2
PROPERTY, PLANT AND EQUIPMENT
(stated in thousands of pesos)
	Original value					Depreciation						Net
MAIN ACCOUNT	At beginning of year	Additions	Retirements	Transfers	At end of year	At beginning of year	Retirements	For the year	Annual rate	Useful lives	At end of year	book value 2007
FACILITIES IN SERVICE
Substations	849,840	0	0	22,725	872,565	284,103	0	26,064	3 - 4%	25-35	310,167	562,398
High voltage networks	343,107	0	(777)	39,576	381,906	122,853	(367)	11,113	3 - 4%	25-35	133,599	248,307
Medium voltage networks	748,656	0	(59)	25,331	773,928	275,357	(34)	24,192	3 - 4%	25-35	299,515	474,413
Low voltage networks	1,628,179	0	(740)	30,704	1,658,143	878,202	(270)	58,794	4 - 5%	20-25	936,726	721,417
Transformation chambers and platforms	460,791	0	0	30,368	491,159	175,334	0	15,857	3 - 4%	25-33	191,191	299,968
Meters	546,887	0	0	36,483	583,370	211,057	0	24,109	4 - 5%	20-25	235,166	348,204
Buildings	76,215	0	0	1,364	77,579	19,955	0	1,098	2 - 3%	33-45	21,053	56,526
Communications network and facilities	83,637	0	0	586	84,223	48,273	0	4,327	4 - 5%	20-25	52,600	31,623
Total facilities in service	4,737,312	0	(1,576)	187,137	4,922,873	2,015,134	(671)	165,554			2,180,017	2,742,856
FURNITURE, TOOLS AND EQUIPMENT
Furniture, equipment and software projects	161,913	6,295	0	0	168,208	151,031	0	6,998	12-13%	7-8	158,029	10,179
Tools and other	44,922	257	0	0	45,179	41,213	0	1,235	10-11%	9-10	42,448	2,731
Transportation equipment	15,066	664	(364)	0	15,366	13,376	(164)	570	20%	5	13,782	1,584
Total furniture, tools and equipment	221,901	7,216	(364)	0	228,753	205,620	(164)	8,803			214,259	14,494
Total assets subject to depreciation	4,959,213	7,216	(1,940)	187,137	5,151,626	2,220,754	(835)	174,357			2,394,276	2,757,350
CONSTRUCTION IN PROCESS
Transmission	114,270	100,609	0	(62,301)	152,578	0	0	0	-		0	152,578
Distribution and other	72,693	234,924	0	(124,836)	182,781	0	0	0	-		0	182,781
Total construction in process	186,963	335,533	0	(187,137)	335,359	0	0	0			0	335,359
Total 2007	5,146,176	342,749	(1,940)	0	5,486,985	2,220,754	(835)	174,357			2,394,276	3,092,709

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005
EXHIBIT A Page 2 of 2
PROPERTY, PLANT AND EQUIPMENT
(stated in thousands of pesos)

	Original value					Depreciation						Net	Net
MAIN ACCOUNT	At beginning of year	Additions	Retire-ments	Transfers	At end of year	At beginning of year	Retire-ments	For the year	Annual rate	Useful lives	At end of year	book value 2006	book value 2005
FACILITIES IN SERVICE
Substations	836,488	0	0	13,352	849,840	258,469	0	25,634	3 - 4%	25-35	284,103	565,737	578,019
High voltage networks	334,438	0	0	8,669	343,107	112,232	0	10,621	3 - 4%	25-35	122,853	220,254	222,206
Medium voltage networks	729,954	0	(361)	19,063	748,656	251,714	(105)	23,748	3 - 4%	25-35	275,357	473,299	478,240
Low voltage networks	1,592,898	0	(915)	36,196	1,628,179	814,680	(539)	64,061	4 - 5%	20-25	878,202	749,977	778,218
Transformation chambers and platforms	430,609	0	(22)	30,204	460,791	160,060	(4)	15,278	3 - 4%	25-33	175,334	285,457	270,549
Meters	503,662	0	0	43,225	546,887	188,702	0	22,355	4 - 5%	20-25	211,057	335,830	314,960
Buildings	75,026	0	0	1,189	76,215	18,501	0	1,454	2 - 3%	33-45	19,955	56,260	56,525
Communications network and facilities	83,637	0	0	0	83,637	44,078	0	4,195	4 - 5%	20-25	48,273	35,364	39,559
Total facilities in service	4,586,712	0	(1,298)	151,898	4,737,312	1,848,436	(648)	167,346			2,015,134	2,722,178	2,738,276
FURNITURE, TOOLS AND EQUIPMENT
Furniture, equipment and software projects	157,015	4,898	0	0	161,913	141,898	0	9,133	12-13%	7-8	151,031	10,882	15,117
Tools and other	44,391	531	0	0	44,922	39,211	0	2,002	10-11%	9-10	41,213	3,709	5,180
Transportation equipment	15,412	386	(732)	0	15,066	13,609	(732)	499	20%	5	13,376	1,690	1,803
Total furniture, tools and equipment	216,818	5,815	(732)	0	221,901	194,718	(732)	11,634			205,620	16,281	22,100
Total assets subject to depreciation	4,803,530	5,815	(2,030)	151,898	4,959,213	2,043,154	(1,380)	178,980			2,220,754	2,738,459	2,760,376
CONSTRUCTION IN PROCESS
Transmission	50,347	85,944	0	(22,021)	114,270	0	0	0	-		0	114,270	50,347
Distribution and other	78,547	124,023	0	(129,877)	72,693	0	0	0	-		0	72,693	78,547
Total construction in process	128,894	209,967	0	(151,898)	186,963	0	0	0			0	186,963	128,894
Total 2006	4,932,424	215,782	(2,030)	0	5,146,176	2,043,154	(1,380)	178,980			2,220,754	2,925,422	-
Total 2005	4,810,822	124,482	(2,880)	0	4,932,424	1,866,697	(1,986)	178,443			2,043,154	-	2,889,270

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND 2006

INVESTMENTS IN OTHER COMPANIES

(stated in thousands of pesos)

							Information on the Issuer
					Value	Net		Last financial statements issued				% interest	Net
					on	book				Income		in	book
Name and features		Face		Adjusted	equity	value	Main			for the		capital	value
of securities	Class	value	Number	cost	method	2007	activity	Date	Capital	year	Equity	stock	2006

NON-CURRENT
INVESTMENTS

Art. 33 Law No. 19,550
-Companies-

Affiliated Company:
SACME S.A.	common	$1	6,000	15	390	390	Electric	12/31/2007	28	24	780	50	378
	non-endorsable						power services

Total						390							378

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND 2006

EXHIBIT D

OTHER INVESTMENTS

(stated in thousands of pesos)

	Net book value
MAIN ACCOUNT	2007	2006

CURRENT INVESTMENTS

Time deposits
. in foreign currency (Note 25 - Exhibit G)	0	1,360
. in local currency	12,087	0

Money market funds
. in local currency	0	30,832

Notes receivable (Euro Commercial Paper)
. in foreign currency (Note 25 - Exhibit G)	85,652	0

Total	97,739	32,192

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND 2006
EXHIBIT E Page 1 of 3
ALLOWANCES AND ACCRUALS

(stated in thousands of pesos)

	2007
MAIN	At			At
ACCOUNT	beginning			end
	of year	Additions	Retirements	of year

Deducted from current assets

For doubtful accounts	25,623	30,100	(15,717)	40,006

For other doubtful accounts	2,300	600	0	2,900

For impairment of value of Argentina Bonds 2004	0	0	0	0

Deducted from non-current assets

For impairment of value of Municipal bonds	5,918	0	(5,918)	0

For impairment of value of net deferred tax assets	32,261	2,221	0	34,482

Included in current liabilities

Accrued litigation	25,914	16,750	(2,796)	39,868

Included in non-current liabilities

Accrued litigation	40,606	2,237	0	42,843

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)
EXHIBIT E Page 2 of 3
ALLOWANCES AND ACCRUALS

(stated in thousands of pesos)

	2006
MAIN	At			At
ACCOUNT	beginning			end
	of year	Additions	Retirements	of year

Deducted from current assets

For doubtful accounts	20,228	10,895	(5,500)	25,623

For other doubtful accounts	1,605	695	0	2,300

For impairment of value of Argentina Bonds 2004	0	0	0	0

Deducted from non-current assets

For impairment of value of Municipal bonds	6,008	561	(651)	5,918

For impairment of value of net deferred tax assets	312,187	0	(279,926)	32,261

Included in current liabilities

Accrued litigation	18,332	13,400	(5,818)	25,914

Included in non-current liabilities

Accrued litigation	38,651	1,955	0	40,606

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)
EXHIBIT E Page 3 of 3
ALLOWANCES AND ACCRUALS

(stated in thousands of pesos)

	2005
MAIN	At			At
ACCOUNT	beginning			end
	of year	Additions	Retirements	of year

Deducted from current assets

For doubtful accounts	33,792	18,011	(31,575)	20,228

For other doubtful accounts	1,250	355	0	1,605

Deducted from non-current assets

For impairment of value of Argentina Bonds 2004	10,500	0	(10,500)	0

For impairment of value of Municipal bonds	5,919	89	0	6,008

For impairment of value of net deferred tax assets	294,079	18,108	0	312,187

Included in current liabilities

Accrued litigation	12,349	5,983	0	18,332

Included in non-current liabilities

Accrued litigation	36,975	1,676	0	38,651

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND 2006
EXHIBIT G
FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	2007				2006
	Foreign currency		Exchange	Booked	Foreign currency		Booked
Account	type and		rate	amount in	type and		amount in
	amount (2)		(1)	thousands	amount (2)		thousands
				of pesos			of pesos
Current Assets
Cash and banks	US$	158,237	3.109	492	US$	61,953	187
	ECU	30,649	4.5724	140	ECU	31,288	125
Investments
Time deposits	US$	0	3.109	0	US$	450,184	1,360
Notes receivable (Euro Commercial Paper)	US$	27,549,541	3.109	85,652	US$	0	0
Other receivables
Prepaid expenses	US$	0	3.109	0	US$	33,450	101
Prepaid Technical Assistance Services	US$	4,883,086	3.109	15,182	US$	1,435,544	4,338
Related companies	US$	0	3.109	0	US$	1,465,585	4,429
Other debtors	US$	247,433	3.109	769	US$	0	0
Other	US$	0	3.109	0	US$	249,637	754

Total Current Assets				102,235			11,294
Total Assets				102,235			11,294
Current Liabilities
Trade accounts payable	US$	10,109,541	3.149	31,835	US$	5,050,196	15,464
	ECU	604,106	4.6315	2,798	ECU	199,772	807

Loans notes	US$	5,421,935	3.149	17,074	US$	662,494	2,029
Other liabilities
Technical assistance	US$	0	3.149	0	US$	1,458,322	4,465
Fees related to the initial public offering of capital stock	US$	259,717	3.149	818	US$	1,229,162	3,764
Fees related to debt restructuring	US$	0	3.149	0	US$	2,383,781	7,299
Fees related to corporate notes issuance program	US$	1,322,369	3.149	4,164	US$	0	0
	ECU	2,650	4.6315	12	ECU	0	0
Other	US$	397,527	3.149	1,252	US$	738,336	2,261
	ECU	130,117	4.6315	603	ECU	42,986	174
Total Current Liabilities				58,556			36,263
Non-Current Liabilities

Loans notes	US$	312,704,116	3.149	984,705	US$	376,429,657	1,152,628
Total Non-Current Liabilities				984,705			1,152,628
Total Liabilities				1,043,261			1,188,891

(1) Selling and buying exchange rate of Banco de la Nación Argentina in effect at the end of the year.
(2) US$ = US Dollar; ECU = Euro

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

INFORMATION REQUIRED BY SECTION 64 CLAUSE b) OF LAW No. 19,550
					EXHIBIT H
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(stated in thousands of pesos)	2007				2006	2005
	Transmission and
Description	Distribution	Selling	Administrative
	Expenses	Expenses	Expenses	Total	Total	Total
Salaries and social security taxes	125,800	25,368	36,544	187,712	148,908	117,733
Postage and telephone	1,358	8,068	1,364	10,790	9,838	8,440
Bank commissions	0	7,816	0	7,816	6,663	6,037
Allowance for doubtful accounts	0	30,700	0	30,700	11,590	18,011
Supplies consumption	22,949	868	1,651	25,468	22,606	18,765
Work by third parties	74,170	29,397	10,855	114,422	83,840	65,249
Rent and insurance	2,275	635	3,176	6,086	4,178	5,319
Security service	3,992	193	741	4,926	4,057	3,810
Professional fees	1,705	166	3,061	4,932	4,078	5,268
Computer services	43	2,089	11,416	13,548	10,146	8,448
Advertising	0	0	15,362	15,362	9,975	4,055
Reimbursements to personnel	5,613	1,157	1,353	8,123	7,145	7,410
Temporary personnel	267	1,374	341	1,982	1,943	1,684
Depreciation of property, plant and equipment	169,483	1,683	3,191	174,357	178,979	178,443
Technical assistance - Operator's compensation	8,583	0	0	8,583	7,128	26,912
Directors and Supervisory Committee members' fees	0	0	1,194	1,194	852	535
Tax on financial transactions	0	0	31,544	31,544	19,159	17,058
Taxes and charges	1,181	11,077	1,183	13,441	10,252	10,172
Other	134	42	1,680	1,856	2,010	1,624
Total 2007	417,553	120,633	124,656	662,842	-	-
Total 2006	362,118	87,930	93,299	-	543,347
Total 2005	346,132	85,967	72,874	-	-	504,973

26. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

The Company’s financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differs in certain respects from US GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and the regulations of the SEC.

As discussed in Note 2, under Argentine GAAP, the financial statements are presented in constant pesos based on the application of therein mentioned resolutions. This reconciliation, as permitted by SEC regulations, does not include the effects of inflation on US GAAP net loss and shareholders’ equity.

I. Differences in Valuation Methods

The principal differences between Argentine GAAP and US GAAP are described below together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income (loss) and total stockholders’ equity. References below to “SFAS” are to Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board in the United States of America while references to “EITF” are consensuses on issues issued by the Emerging Issues Task Force in the United States of America.

a) Deferred income taxes

As discussed in Note 3.n, under Argentine GAAP the Company accounts for income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of deferred tax assets which is not recoverable. This Argentine GAAP is similar to US GAAP set forth in SFAS No. 109, “Accounting for Income Taxes.” However, under Argentine GAAP as discussed in Note 2, the CNV through its General Resolutions N° 485/05 and 487/06 decided to implement certain changes in the Argentine GAAP effective for fiscal years or interim periods beginning as from January 1, 2006, by requiring the application of TR N° 6, 8, 9, 11, 14, 16, 17, 18, 21, and 22 and Interpretations 1, 2, 3, and 4, of the FACPCE with the amendments introduced by such Federation through April 1, 2005 (Resolution N° 312/05) and adopted by the CPCECABA (Resolution CD N° 93/05) with certain amendments and clarifications.

Among the aforementioned changes it is included the consideration of the difference between the accounting and tax values resulting from the adjustment for inflation included in non-monetary assets, as a temporary difference, allowing the Company to either recognize a deferred tax liability or to disclose the effect of such accounting change in note 2 to the financial statements.

The Company has completed its analysis of the impact of the application of the change mentioned in the preceding paragraph and it has decided to disclose said effect in a note to the financial statements and keep treating it as a permanent difference for deferred income tax purposes. Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes,” which requires such differences to be treated as temporary differences in calculating deferred income taxes. In addition, the US GAAP adjustment includes the effect on deferred income taxes of the described below reconciling items, as appropriate.

Under Argentine GAAP, the realization of deferred income tax assets depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, the Company has considered the reversal of the deferred income tax liabilities and taxable income projections based on its estimates, which includes the effects of the tariff increase as described in Note 3 n.

As of December 31, 2007, the allowance for impairment of value of deferred tax assets represents the portion of the tax loss generated in 2002 whose offset against future taxable income will not be possible after the filing of the 2007 income tax return, due to the fact that it will become statute-barred.

Based on such projections, as of December 31, 2006, the allowance for impairment of value of deferred tax assets has been partially reversed based on (i) the estimated future taxable income, which includes the effects of the Company's estimate of the Adjustment Agreement and the tariff increase granted by the Federal Government through Decree No. 1957/06 and ENRE Resolution No. 51/2007, and (ii) the taxable income arising from the gain on extinguishment of former debt as it is described in caption k of Note 3. Under US GAAP, the Company applies the principles of Statement of Financial Accounting Standards No. 109 (“SFAS No. 109”), “Accounting for Income Taxes,” which requires a comprehensive liability method of accounting for income taxes. Under the comprehensive liability method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Deferred tax assets are also recognized for tax loss carry forwards. Under SFAS No. 109, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

SFAS No. 109 provides for more specific rules in determining the valuation allowance for deferred tax assets. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a valuation allowance is needed or not. Additionally, anticipating future income from events beyond the Company’s control (such as the tariff increase above described) and anticipated forgiveness of indebtedness (such as certain penalties imposed by ENRE which will be forgiven, as described in Note 17.b are generally not considered when assessing the realizability of deferred tax assets.

In addition, under Argentine GAAP, deferred tax assets and liabilities are classified as non current items, while under US GAAP these amounts are classified as current or non-current based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to tax loss carry-forwards, shall be classified according to the expected reversal date of the temporary difference.

On December 31, 2006, the Company adopted SFAS No.158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, as described in Note 26.II.e). As a result, a deferred tax asset amounting to 2,000, related to the tax effect on the unrecognized net actuarial loss, was recorded under US GAAP. On December 31, 2007, the deferred tax asset recorded under US GAAP amounted to 2,001.

The effect of the foregoing US GAAP adjustments on net income (loss) and shareholders’ equity are included in the Note 26.I.h) below.

b) Interest capitalized – net

Through December 31, 2005, the capitalization of financial costs was discretionary under Argentina GAAP. The Company decided to capitalize interest in property, plant and equipments from 1997 to 2001, but subsequently, discontinued such capitalization in 2001 as more fully described in Note 3 h). As from January 1, 2006, and as required by CNV General Resolution N° 485, the capitalization of financial costs is mandatory, thus, the Company capitalized financial costs during the years ended December 31, 2006 and December 31, 2007.

Under US GAAP, the Company applied SFAS No. 34, “Capitalization of Interest Cost”, whereby interest capitalization on assets is mandatory for those assets which require a period of time to get them ready for their intended use.

The effect of this US GAAP adjustment on net income (loss) and shareholders’ equity are presented in the Note 26.I.h).

c) Asset retirement obligations - net

Under Argentine GAAP, in accordance with FAPCE TR 17, EDENOR capitalized in property, plant and equipments the costs associated with the removal of polychlorinated biphenyl (PCB) included in the transformers when the removal is requested.

Capitalization of these costs is based on the fact that, if a transformer containing PCB is to be purchased, the de-chlorination cost would be a necessary cost to have the equipment ready for operation. If de-chlorination cost had not been incurred, the equipment (i.e. transformers) should have been written off.

Under US GAAP, the Company adopted SFAS No. 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”), which provides guidance on financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, effective January 1, 2003. SFAS 143 requires the Company to record the fair value of the legal obligation associated with certain environmental restorations required upon closure of its facilities. The fair value of the liability is estimated by discounting the future estimated expenditures related to the restoration activities. The Company then measures changes in the liability due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit –adjusted risk- free rate that existed when the liability, or portion thereof, was initially measured. That amount is recognized as an increase in the carrying amount of the liability and the expense is classified as an operating item in the statement of income, referred to as accretion expense. At the same time SFAS 143 requires the Company to capitalize the new costs arising as the result of additional liabilities incurred, such as the capitalization of new equipment, and subsequently allocate that asset retirement cost to expense over the life of the assets based on the useful life of the assets.

The Company uses transformers with PCB. Argentine Law requires that the Company eliminates or reduces to an acceptable level the PCB contained in any of its transformers by the end of 2010. Accordingly, EDENOR plans to remove PCB from its transformers by the end of 2008. The Company has determined that PCB removal represents an asset retirement obligation as defined by SFAS No. 143.

Thus, under US GAAP an additional asset and liability should be recognized as of December 31, 2007 and 2006.

Effects on US GAAP net income (loss) and shareholders´ equity includes:

1. the amortization of the asset retirement costs which is included in depreciation expense; and;

2. the effects of re-measuring the liability due to the passage of time are included as interest expense.

The adoption of FASB Interpretation No. 47 “Accounting for Conditional Assets Retirement Obligation” (FIN 47) in the year ended December 31, 2005 did not result in a change of the amounts previously determined in accordance with SFAS No. 143.

The effect of this US GAAP adjustment on net income (loss) and shareholders’ equity are presented in the Note 26.I.h) below.

d) Troubled debt restructuring

As explained in Note 14, on February 22, 2006, the Company obtained the consent from 100% of its bond holders for the restructuring of financial debt amounting to US$ 540.9 million as of that date.

Under Argentine GAAP, the restructuring of the financial debt was treated as an exchange of debt instruments with substantially different terms. As a result, the Company de-recognized the former debt from the balance sheet and recognized the new debt at their present value discounted at a 10% market interest rate. The gain on extinguishment of former debt (net of restructuring costs) recorded as of December 31, 2006 amounted to 179.2 million (Note 3.k).

Under US GAAP, the restructuring of the debt was accounted for in accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS 15”), as the creditors made certain concessions due to the financial difficulties of the Company. SFAS No. 15 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables (including interest, penalties and withholding income tax) at the time of restructuring. A gain on a troubled debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms. Since the total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts, no gain on restructuring was recorded under US GAAP. As a result, the carrying amount of the new debt instruments under US GAAP is greater than the amount recorded under Argentine GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debt.

Additionally, for US GAAP purposes, the debt restructuring was completed on April 24, 2006, which was the date when the cash tender and early payment took effect and the new notes were issued. In addition to the reversal of the gain recognized under Argentina GAAP, interest expense for the year ended December 31, 2007 and from February 22, 2006 to December 31, 2006, was increased by approximately Ps. 33.4 million and Ps. 37.7 million, respectively, for US GAAP purposes. The tax basis of the new notes (before the adjustment to present value, see below) is the same as its carrying amount under Argentine GAAP; which differs from the carrying amount under US GAAP as explained above. Thus, the deferred tax asset attributable to such difference amounting to Ps. 25,832 and Ps. 64,425 at December 31, 2007 and 2006, respectively, was included in deferred income tax in Note 26.I.h) below.

The adjustment to present value of the notes, which under Argentine GAAP generated a (loss) /gain in the years ended December 31, 2007 and 2006 of Ps. (21,495) and Ps. 57,138, respectively, as stated in note 3.k, were reversed for US GAAP purposes.

During 2007, the Company purchased and redeemed notes as stated in note 3.k and under Argentine GAAP recorded (i) a loss from the purchase and redemption of notes amounting to Ps. 10.2 million, and (ii) a loss to adjust the purchased and redeemed notes to present value amounting to Ps. 8.6 million. This debt was being accounted for as a troubled debt restructuring under US GAAP and therefore, for the year ended December 31, 2007, the Argentine GAAP loss and present value adjustments were reversed and a gain on extinguishment of former debt was recorded because the carrying amount of the debt exceeded the future cash flows for Ps. 66,803.

Under US GAAP, the deferred income tax effect on the trouble debt restructuring (including the adjustment to present value) amounting to 25,832, was recorded.

The effect of these US GAAP adjustments on net income (loss) and shareholders’ equity is presented in the Note 26.I.h) below.

e) Accounting for costs of securities offering

In 2007, as discussed in Note 1, under Argentina GAAP costs associated with the IPO amounting to 14,321 have been offset against the additional paid in capital.

In 2006 under Argentina GAAP the costs associated with the IPO submission were accounted for as an expense as incurred. These costs amounting to 10,604, including those costs related to aborted filings, are included in the statement of income for the year ended December 31, 2006.

Under US GAAP, specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering in compliance with SAB Nº1, Topic 5-A. According to SAB Nº1, Topic 5-A, deferred costs of an aborted offering may not be deferred and charged against proceeds of a subsequent offering. However, a short postponement (up to 90 days) does not represent an aborted offering. The date of the last aborted filing was June 23, 2006, which can not be considered as a short postponement, thus, IPO costs amounting to 10,291 were not capitalized.

As of December 31 2006, specific incremental costs associated to the final and definitive filing amounting to 313 have been identified and capitalized in accordance to SAB Nº1, Topic 5-A, until the IPO process is completed .

During 2007, deferred cost capitalized in accordance to SAB Nº1, Topic 5-A, amounting to 14,634 were charged against the gross proceeds of the IPO completed on May 7, 2007.

The effect of this US GAAP adjustment on net income (loss) and shareholders’ equity are presented in the Note 26.I.h) below.

f) Capital transaction - Operator's compensation

Under Argentine GAAP, during the second half of 2005, the forgiveness of Operator's compensation amounting to 25,852, as described in Note 15, was accounted for as other income and included in other expense, net.

Under US GAAP, the forgiveness of the Operator's compensation resulting from the transaction between the former majority shareholder, EDFI and the new majority shareholder, Dolphin Group, is considered a capital transaction in accordance with footnote 1 of Accounting Principles Board Opinion No. 26 "Early Extinguishment of Debt".

The effect of this US GAAP adjustment on net income (loss) is presented in the Note 26.I.h) below. There are no reconciling items in term of shareholders' equity.

g) Accounting for stock transferred by Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees (Note 16.c).

Under US GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees” and related interpretations, as permitted by SFAS No. 123 .In accordance with AIN-APB No. 25 “Accounting for Stock Issued to Employees – Accounting Interpretations of APB No. 25” the economic substance of a plan establish by the principal stockholders is substantially the same for the Company and the employee, whether the plan is adopted by the Company or a principal stockholder. Consequently, the Company should account for this type of plan when one is established or financed by a principal stockholder unless (1) the relationship between the stockholder and the company’s employee is one which would normally result in generosity, (2) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment, or (3) the company clearly does not benefit the transaction. The rationale established in this Interpretation has been applied to other situations in which a principal stockholder for the benefit of the company. SAB No. 79 (SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of the company to be accounted for according to its substance and not its form. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

The Argentine Government agreed to establish a Share Ownership Plan, principally for the benefit of the former employees of SEGBA transferred to the Company. Under the terms of the plan, employees eligible to participate acquired the shares of the Company previously held by the Government for an amount significantly less than the market value of the shares on September 1, 1992 (“grant date”). The purchase price formula was originally established during the privatization.

Had the Company been required by SEC regulations to include reconciliation between Argentine GAAP and US GAAP for the fiscal year 1992, it would have included as a reconciling item a charge amounting to 6,653 in the Statement of Income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on shareholders’ equity or cash flows determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by EASA as of the grant date and the purchase price to be paid by eligible employees.

There have been no additional grants of stocks to employees since September 1, 1992.

h) Effects of conforming to US GAAP

The reconciliation of reported net income (loss) required to conform to US GAAP is as follows:

	As of December,
	2007	2006	2005
Net income (loss) in accordance with Argentine GAAP	122,458	293,066	(149,601)

(a) Deferred income tax (Note 26.II.a)	25,129	(39,171)	8,105
(b) Interest capitalized – net (Note 26.II.b)	(5,095)	(5,095)	4,516
(c) Asset retirement obligations – net (Note 26.II.c)	(500)	(885)	(1,212)
(d) Troubled debt restructuring (Note 26.II.d)	73,805	(293,519)	-
(e) Accounting for costs of securities offering (Note 26.I.e)	-	313	-
(f) Capital Transaction-Operator’s compensation (Note 26.I.f)	-	-	(25,852)

Net income (loss) in accordance with US GAAP	215,797	(45,291)	(164,044)

The reconciliation to conform shareholders’ equity amounts to US GAAP is as follows:

	As of December,
	2007	2006	2005
Shareholder’s equity in accordance with Argentine GAAP	1,974,581	1,670,350	1,377,284

(a) Deferred income tax (Note 26.II.a)	(362,223)	(387,352)	(350,181)
(b) Interest capitalized- net (Note 26.II.b)	84,684	89,778	94,873
(c) Asset retirement obligations - net (Note 26.II.c)	(4,536)	(4,036)	(3,151)
(d) Troubled debt restructuring (Note 26.II.d)	(219,714)	(293,519)	-
(e) Pension Plan (Note 26.II. e)(*)	(5,716)	(5,714)	-
(f) Accounting for costs of securities offering (Note 26.I. e)	-	313	-
(g) Capital transaction-Operator’s compensation ( Note 26.I. f)	-	-	-

Shareholder’s equity in accordance with US GAAP	1,467,076	1,069,820	1,118,825

(*) The deferred income tax effects of 2,001 and 2,000, as of December 31, 2007 and 2006 respectively, were included in the line “Deferred income tax”.

The changes in shareholders’ equity in US GAAP as of December 31, 2007, December 31, 2006 and December 31, 2005, are as follows:

	As of December,
	2007	2006	2005
Shareholder’s equity in accordance with US GAAP - Beginning balance	1,069,820	1,118,825	1,257,017

Net income (loss) for the year in accordance with US GAAP	215,797	(45,291)	(164,044)
Capital increase	74,845
Additional paid in capital	106,928	-	25,852
Accumulated Other Comprehensive Income – Pension Plan adjustment, net of tax benefit (Note 26.II.e)	(1)	(3,714)	-
Accounting for costs of securities offering (Note 26.I.e)	(313)	-	-

Shareholder’s equity in accordance with US GAAP – Ending balance	1,467,076	1,069,820	1,118,825

The Company has no other comprehensive income (loss) and, accordingly, comprehensive loss equals net loss.

II. Additional disclosure requirements

a) Deferred income taxes

The benefit for income taxes included in the condensed statement of income and accounted for in accordance with US GAAP is as follows:

	As of December 31,
	2007	2006	2005
Income tax under Argentine GAAP:
Current income tax	-	-	-
Deferred income tax - (expense) benefit	(122,763)	(112,744)	18,108
(Increase) decrease of the allowance for impairment of value of deferred tax assets	(2,221)	279,926	(18,108)
Total income tax benefit (expense) under Argentine GAAP	(124,984)	167,182	-

US GAAP adjustments:

Adjustment for inflation on property, plant and equipment	31,300	33,407	34,253
Capitalization of interest	1,783	1,783	(1,582)
Deferred income tax effect on the adjustment to present value of the notes	(7,523)	19,998	-
Deferred income tax effect on troubled debt restructuring	(18,308)	82,733	-
Asset Retirement Obligation	314	171	424
Supplies valuation and others	504	281	-
Accruals - ENRE Penalties	-	24,991	-
Current investments	250	-	-
Other social security taxes accruals	-	(62)	-
US GAAP adjustments	8,320	163,302	33,095

Increase of the allowance for impairment of value of deferred tax assets	16,809	(202,473)	(24,990)

US GAAP adjustments including increase of the allowance for impairment of value of deferred tax assets (Note 26.I.h)	25,129	(39,171)	8,105

Income tax (expense) benefit under US GAAP	(99,855)	128,011	8,105

As of December 31,
	2007	2006	2005

(Increase) decrease of the allowance for impairment of value of deferred tax assets
Under Argentine GAAP	(2,221)	279,926	(18,108)
US GAAP adjustments	16,809	(202,473)	(24,990)
Variation of the valuation allowance under US GAAP	14,588	77,453	(43,098)

Deferred tax assets (liabilities) as of December 31, 2007 are summarized as follows:

	As of December 31, 2007
	Argentine GAAP balance	US GAAP adjustment	US GAAP balance

Deferred tax assets
Tax losses carry forward	42,798	-	42,798
Allowance for doubtful accounts	12,906	-	12,906
Accruals	45,926	28,454	74,380
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other trade receivables	10,366	-	10,366
Troubled debt restructuring	-	64,425	64,425
Supplies valuation	50	125	175
Total deferred tax assets	112,046	93,004	205,050

Allowance for impairment of value of deferred tax assets	(34,482)	-	(34,482)

Total deferred tax assets, net	77,564	93,004	170,568

Deferred tax liabilities
Property, plant and equipment	(22,642)	(467,790)	(490,432)
Adjustment to present value of notes	(12,475)	12,475	-
Supplies valuation	-	(111)	(111)
Current investments	(250)	199	(51)
Total deferred tax liabilities	(35,367)	(455,227)	(490,594)

Total net deferred tax assets (liabilities) (Note 26.I.h)	42,197	(362,223)	(320,026)

Deferred tax assets (liabilities) as of December 31, 2006 are summarized as follows:

As of December 31, 2006
Argentine GAAP balance	US GAAP adjustment	US GAAP balance

Deferred tax assets
Tax losses carry forward	143,886	-	143,886
Allowance for doubtful accounts	6,426	-	6,426
Accruals	93,179	28,751	121,930
Troubled debt restructuring	-	82,733	82,733
Supplies valuation	159	63	222
Total deferred tax assets	243,650	111,547	355,197

Allowance for impairment of value of deferred tax assets	(32,261)	(16,809)	(49,070)

Total deferred tax assets, net	211,389	94,738	306,127

Deferred tax liabilities	-	-	-
Property, plant and equipment	(24,209)	(501,422)	(525,631)
Adjustment to present value of notes	(19,998)	19,998	-
Supplies valuation	-	(615)	(615)
Non current investments	-	(51)	(51)
Total deferred tax liabilities	(44,207)	(482,090)	(526,297)

Total net deferred tax assets (liabilities) (Note 26.I.h)	167,182	(387,352)	(220,170)

Deferred tax assets (liabilities) as of December 31,2005 are summarized as follows:

As of December 31, 2006
Argentine GAAP balance	US GAAP adjustment	US GAAP balance

Deferred tax assets
Tax losses carry forward	209,738	-	209,738
Allowance for doubtful accounts	6,271	-	6,271
Deferred exchange difference	95,025	2,660	97,685
Accruals	14,531	-	14,531
Troubled debt restructuring	6,490	-	6,490
Supplies valuation	166	(166)	0
Total deferred tax assets	332,221	2,494	334,715

Allowance for impairment of value of deferred tax assets	(312,187)	185,664	(126,523)

Total deferred tax assets, net	20,034	188,158	208,192

Deferred tax liabilities
Property, plant and equipment	(20,034)	(537,620)	(557,654)
Adjustment to present value of notes	-	(668)	(668)
Supplies valuation	-	(51)	(51)
Total deferred tax liabilities	(20,034)	(538,339)	(558,373)

Total net deferred tax assets (liabilities) (Note 26.I.h)	0	(350,181)	(350,181)

A reconciliation of the Argentine Statutory Income Tax rate to the Company’s effective tax rate on net loss is as follows:

	As of December 31,
	2007	2006	2005

Income tax calculated at tax rate on net loss before taxes under US GAAP	(110,478)	60,655	60,251

Permanent differences:
Effect on capitalized IPO Costs	-	110	-
Accruals and others	(3,965)	(10,207)	-
Subtotal	(114,443)	50,558	51,203
Variation of the valuation allowance under US GAAP	14,588	77,453	(43,098)
Income tax (expense) benefit under US GAAP	(99,855)	128,011	8,105

	As of December 31, 2007
	Total	Current	Non Current

Deferred tax assets
Tax losses carry forward	42,798	34,482	8,316
Allowance for doubtful accounts	12,906	-	12,906
Accruals	74,380	7,616	66,764
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other trade receivables	10,366	-	10,366
Troubled debt restructuring	64,425	(1,734)	66,159
Supplies valuation	175	-	175
Total deferred tax assets	205,050	40,364	164,686

Allowance for impairment of value of deferred tax assets	(34,482)	(34,482)	-

Total deferred tax assets, net	170,568	5,882	164,686

Deferred tax liabilities
Property, plant and equipment	(490,432)	(30,834)	(459,598)
Adjustment to present value of notes	-	-	-
Supplies valuation	(111)	-	(111)
Current investments	(51)	(51)	-
Total deferred tax liabilities	(490,594)	(30,885)	(459,709)

Total net deferred tax	(320,026)	(25,003)	(295,023)

US GAAP deferred tax assets (liabilities) as of December 31, 2007 and 2006 breakdowns are summarized below:
	As of December 31, 2006
	Total	Current	Non Current

Deferred tax assets
Tax losses carry forward	143,886	135,570	8,316
Allowance for doubtful accounts	6,426	6,426	-
Accruals	121,930	68,483	53,447
Troubled debt restructuring	82,733	(11,517)	94,250
Supplies valuation	222	222	-
Total deferred tax assets	355,197	199,184	156,013

Allowance for impairment of value of deferred tax assets	(49,070)	-	(49,070)

Total deferred tax assets, net	306,127	199,184	106,943

Deferred tax liabilities
Property, plant and equipment	(525,631)	(33,331)	(492,300)
Supplies valuation	(615)	-	(615)
Current investments	(51)	-	(51)
Total deferred tax liabilities	(526,297)	(33,331)	(492,966)

Total net deferred tax	(220,170)	165,853	(386,023)

b) Interest capitalized – net

In accordance with SFAS 34, “Capitalization of Interest Cost”, interests on loans related to works in progress has been capitalized on the qualifying asset (assets that require an extended period of time to acquire or produce), during the term of construction until they were in condition to be used, as follows:

	As of December 31,
	2007	2006	2005
Interest expense incurred under US GAAP	56,424	93,583	111,560
Interest capitalized under US GAAP	12,665	9,283	9,440

Effect on US GAAP adjustment in net income (loss) is as follows:

	As of December 31,
	2007	2006	2005
Interest capitalized under US GAAP	-	-	9,440
Depreciation on interest capitalized	(5,095)	(5,095)	(4,924)
Interest capitalized – net (Note 26.I.h)	(5,095)	(5,095)	4,516

Effect on US GAAP adjustment on shareholders’ equity is a follows:

	As of December 31,
	2007	2006	2005
Interest capitalized	125,294	125,294	125,294
Depreciation on interest capitalized	(40,610)	(35,516)	(30,421)
Interest capitalized – net (Note 26.I.h)	84,684	89,778	94,873

c) Asset retirement obligations

Under US GAAP, a decrease in asset and an additional liability should be recognized as of December 31, 2007, and an additional asset and liability should be recognized as of December 31, 2006 and 2005 as follows:

	As of December, 31
	2007	2006	2005
Asset retirement costs	(409)	2,502	5,654
Less: accumulated depreciation	(1,309)	(1,330)	(1,205)
Net book value	(1,718)	1,172	4,449
Asset retirement obligation	(2,818)	(5,208)	(7,600)
Net Shareholder’s equity impact (Note 26.I.h)	(4,536)	(4,036)	(3,151)

The effects on US GAAP adjustments in net income (loss) and shareholders equity are shown in paragraph below as follows:

1. Amortization of asset retirement costs included in depreciation expense;
2. Effects of re-measuring the liability due to the passage of time are reflected as interest expense.

Effects on US GAAP adjustments in net income (loss) is as follows:

	For the years ended as of December 31,
	2007	2006	2005
Depreciation of asset retirement costs	21	(125)	(283)
Accrued interest	(521)	(760)	(929)
Total impact (Note 26.I.h)	(500)	(885)	(1,212)

Effects on US GAAP adjustments on shareholders’ equity under Argentine GAAP is as follows:

	As of December 31,
	2007	2006	2005
Accumulated depreciation of asset retirement costs	(1,309)	(1,330)	(1,205)
Accrued interest	(3,227)	(2,706)	(1,946)
Total impact (Note 26.I.h)	(4,536)	(4,036)	(3,151)

The following table shows changes in asset retirement obligation for the years ended December 31, 2007, 2006 and 2005:

Balance as of January 1, 2005	9,294
Accrued interest	929
Payments	(2,623)
Balance as of December 31, 2005	7,600
Accrued interest	760
Payments	(3,152)
Balance as of December 31, 2006	5,208
Accrued interest	521
Payments	(2,911)
Balance as of December 31, 2007	2,818

d) Troubled debt restructuring

The reconciliation between financial debt under US GAAP and Argentine GAAP as of December 31, 2007 and 2006 is as follows:
	As of December 31,
	2007	2006
Financial debt (current and non current) under Argentine GAAP	978,352	1,097,519

Waiver of principal	55,314	55,314
Waiver of unpaid accrued interest	77,658	77,658
Waiver of unpaid accrued penalties	65,726	65,726
Adjustment to present value of the notes	35,643	57,138
Interest expense	71,036	37,683
Loss from the purchase and redemption of notes	(10,228)	-
Adjustment to present value of purchased and redeemed notes	(8,632)	-
Gain on debt restructuring	(66,803)	-

Financial debt (current and non current) under US GAAP	1,198,066	1,391,038

Total impact in shareholders’ equity (Note 26.I.h.)	219,714	293,519

Effects of US GAAP adjustments in net income (loss) under Argentine GAAP are as follows:

	For the year ended December 31,
	2007	2006	2005

Waiver of principal		(55,314)	-
Waiver of unpaid accrued interest		(77,658)	-
Waiver of unpaid accrued penalties		(65,726)	-
Adjustment to present value of the notes	21,495	(57,138)	-
Interest expense	(33,353)	(37,683)	-
Loss from the purchase and redemption of notes	10,228	-	-
Adjustment to present value of purchased and redeemed notes	8,632	-	-
Gain on debt restructuring	66,803	-	-
Total impact (Note 26.I.h)	73,805	(293,519)	-

e) Pension Plan

As indicated in Note 3.o, the Company has a pension plan for benefits to personnel (employee pension plan). Employee pension costs are recognized in accordance with SFAS 87 “Employers’ Accounting for Pensions.” SFAS 87 requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual experience differing from assumed. SFAS 87 also provides for the prospective amortization of costs related to changes in the benefit plan, as well as the obligation resulting from transition and requires disclosure of the components of periodic pension costs and the funded status of pension plans. In addition, SFAS No. 88 “Curtailment of Defined Benefit Plans and for Termination of Benefits” requires the immediate recognition of deferred pension costs when some or all of the following conditions are met: (a) pension obligations are settled; (b) defined benefits are no longer earned under the plan and the plan is not replaced by other defined benefit plan; (c) there are no remaining plan assets; and (d) employees are terminated or the plan ceases to exist.

On December 2003, the FASB issued SFAS 132 Revised 2003, “Employers’ Disclosures about Pensions and other Postretirement Benefits: an amendment of SFASB Statements No. 87, 88 and 106,” which revises employers’ disclosures about pension plans and other postretirement benefits plans. It does not change the measurement or recognition of those plans required by SFAS 87, “Employers’ Accounting of Pensions, SFAS 88, Employers’ Accounting for Settlements and Curtailments of Defined Pension Plans and for Termination Benefits,” and SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pension”. SFAS 132 “Revised” retains the disclosure requirements contained in SFAS 132. It requires additional disclosures to those in the original SFAS 132 about assets, obligations, cash flow, and net periodic benefit cost of defined benefit pension plans and other defined postretirement plans. The required information should be provided separately for pension.

The Company has a pension plan covering substantially all of its employees under collective bargain agreement mentioned in Note 3.v. SFAS 87 “Employers’ Accounting for Pensions” has been applied from and after January 1, 2003. However, amortization of the net transition obligation existing at January 1, 1993 has been computed retroactively as if it had been established on January 1, 1989, which is the date that SFAS 87 first became effective for non−US pension funds.

In accordance with US GAAP, actual results that differ from Company’s assumptions are accumulated and amortized over future periods and generally affect Company’s recognized expenses and recorded obligations in such future periods. While we believe that our assumptions are appropriate, significant differences in actual results or significant changes in Company’s assumptions may materially affect our pension and other postretirement obligations.

During 2005, two new collective bargain agreements were signed with the Sindicato de Luz y Fuerza de la Capital Federal (Electric Light and Power Labor Union – City of Buenos Aires) and the Asociación de Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies) expiring December 31, 2007 and October 31, 2007, respectively. On November 17, 2006 and October 5, 2006 the agreements signed with the Electric Light and Power Labor Union – City of Buenos Aires and the Association of Supervisory Personnel of Energy Companies have been ratified by the Ministry of Labor and Social Security, respectively.

As of the date of issuance of this annual report, meetings aimed at negotiating the renewal terms of both collective bargaining agreements, are being held with the above-mentioned unions.

On December 31, 2006, the Company adopted SFAS No.158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS No. 158”). Under provisions of SFAS No. 158 the Company fully recognized the underfunded status of defined-benefit pension and postretirement plans as a liability in the financial statements reducing the Company’s shareholders’ equity through Accumulated OCI account. Unrecognized actuarial losses and gains are recognized in the statements of income during the expected average remaining working lives of the employees participating in the plans and the live expectancy of retired employees.

The components of net periodic benefit cost under Argentina GAAP and US GAAP for 2007, 2006 and 2005 are as follows:

	As of December 31,
	2007	2006	2005
Components of net year benefit cost
Service cost	1,125	813	689
Interest cost	2,874	1,816	1,186
Recognized net actuarial loss	760	208	169
Net year benefit cost	4,759	2,837	2,044

The change in benefit obligations for the years ended December 31, 2007, 2006 and 2005 is as follows:

	As of December 31,
	2007	2006	2005
Benefit obligation – beginning of year	15,352	9,703	7,902
Service cost	1,125	813	689
Interest cost	2,874	1,816	1,186
Actuarial loss	761	3,703	495
Benefits paid to participants	(1,029)	(683)	(569)
Benefit obligation – end of year	19,083	15,352	9,703

	As of December 31,
	2007	2006	2005
Projected benefit obligation	19,083	15,352	9,703
Unrecognized net actuarial loss	-	-	(2,219)
Other personnel benefits	19,083	15,352	7,484

The adoption of SFAS 158 (see above) on December 31, 2006 resulted in the recognition of the “unrecognized actuarial loss” amounting to 5,714 as adjustment to accumulated other comprehensive loss, and a deferred tax asset of approximately 2,000, also in accumulated other comprehensive loss or a net charge of 3,714 as adjustment to accumulated other comprehensive loss. As of December 31, 2007, the Company recognized a net charge of 1 as adjustment to accumulated other comprehensive loss corresponding to the net actuarial loss for the year.

The following table shows changes in accumulated other comprehensive loss for the years ended December 31, 2007 and 2006:
Balance as of January 1, 2006	0
Application of SFAS 158	3,714
Balance as of December 31, 2006	3,714
Net actuarial loss for the year	1
Balance as of December 31, 2007	3,715

The following yearly pension benefits payments are expected to be made:

2008	2,480
2009	2,553
2010	3,054
2011	3,389
2012	4,070
2013-2017	14,787

The components of the projected net periodic pension benefit costs for 2008 are as follows:

Service cost	1,306
Interest cost	3,977
Amortization of net actuarial loss	761
Net year benefit cost	6,044

The following table shows the effect of a 1% change in discount rate on our projected benefit obligation for the periods indicated:

	As of December 31,
	2007	2006	2005
Projected benefit obligation	19,083	15,352	9,703
Effect of a one-percentage-point increase	18,050	14,487	9,119
Effect of a one-percentage-point decrease	20,261	16,340	10,372

Assumptions

	2007	2006	2005
Weighted-discount rate	21.0%	18.0%	18.0%
Weighted-salary increase	20.0%	16.0%	13.0%
Weighted-long term inflation	14.0%	12.0%	12.0%
Actuarial Method: Projected Unit Credit Method

The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits.

f) Basic and diluted earnings per share

As mentioned in Note 3.s, under Argentine GAAP, the Company is required to disclose earnings per share information in accordance with FACPCE TR 18 for all the periods presented. Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128 “Earnings per share” (SFAS No. 128) and SEC Staff Accounting Bulletin No. 98 (SAB No. 98) for all years presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted earnings per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuance or grants for nominal consideration.

The following tables set forth the computation of basic and diluted earning (loss) per common share under US GAAP for the years presented:

	For the years ended December 31,
Net earning (loss) per share	2007	2006	2005

Numerator:
Net income (loss) for the year	215,797	(45,291)	(164,044)

Denominator:
Weighted average number of shares used in basic and diluted EPS	906,455,100	831,610,200	831,610,200

Net earning (loss) per share - basic and diluted	0.238	(0.054)	(0.197)

There are no dilutive potential equity shares.

g) Segment information

As stated in Note 3.t., under Argentine GAAP, the Company is required to disclose segment information in accordance with RT 18. It establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers.

Under US GAAP, criteria set by Statement of Financial Accounting Standards No. 131 “Disclosure about segments of an enterprise and related information” are applicable. The Company segment information is based on the components of a company about which separate financial information is available and the management’s analysis for making operating decisions.

The Company is a natural monopoly that operates in a single business segment, electricity distribution, in a specific geographical urban area and under the terms of the concession contract by which this public service is controlled. The Company activities have similar economic characteristics and are similar in terms of the nature of their products and services, the nature of the electricity distribution process, the type or class of customer, the geographical area, and methods of distribution. The management evaluates Company’s performance based on net income.

For future fiscal years, the management will evaluate if the new agreements with Comunicaciones y Consumos S.A. and Prestamos y Servicios S.A., described in Note 15, represent new business segments. As of December 31, 2007, no transactions had been completed related to these agreements.

Thus, under Argentine GAAP and US GAAP applicable accounting standards related to segment information are not different.

h) Cash flow information

Under Argentine GAAP, the Company is required to present the statements of cash flows in the primary financial statements in accordance with TR 9, as amended. Guidance set forth in TR 9 (as amended) is similar to the guidelines set forth in SFAS No. 95 as described in Note 18.a, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Under US GAAP, the total amounts of cash and cash equivalents at the end of the year shown in the statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. Note 18 to the financial statements includes a reconciliation between the balances included as cash in the balance sheets to the total amounts of cash and cash equivalents for each of the three years shown in the statements of cash flows.

Non-cash investing activities includes 36,111 related to supplies purchased in prior years that were assigned to constructions in process in 2006. There are no non-cash investing activities in 2005.

The following table presents the reconciliation of the statement of cash flows between Argentine GAAP and US GAAP:

Summarized statements of cash flows

	For the years ended as of December 31,
Reconciliation of cash flows under Argentine GAAP and US GAAP	2007	2006	2005

Net cash flow provided by operating activities under Argentine GAAP	427,182	214,999	181,509
Reclasification from operating activities to investing activities:
Additions to property, plant and equipment due to capitalization of interests (Note 26.I.b and 26.II.b)	-	-	9,440
Proceeds from sale of investments (Argentine Bond 2004) (Note 3.e.2.)	-	-	(4,584)
Effect of exchange rate changes on cash and cash equivalents	(12,198)	(5,398)	(3,409)
Net cash flow provided by operating activities under US GAAP	414,984	209,601	182,956

Net cash flow used in investing activities under Argentine GAAP	(336,851)	(179,671)	(124,482)
Reclasification from investing activities to operating activities:
Additions to property, plant and equipment due to capitalization of interests (Note 26.I.b and 26.II.b)			(9,440)
Proceeds from sale of investments (Argentine Bond 2004) (Note 3.e.2.)			4,584
Net cash flow used in investing activities under US GAAP	(336,851)	(179,671)	(129,338)

Net cash flow used in financing activities under Argentine GAAP / US GAAP (*)	(21,806)	(310,794)	-

Net increase (decrease) in cash and cash equivalents under US GAAP	56,327	(280,864)	53,618

Effect of exchange rate changes on cash and cash equivalents	12,198	5,398	3,409

Cash and cash equivalents at the beginning of the year	32,673	308,139	251,112

Cash and cash equivalents at the end of the year	101,198	32,673	308,139

(*) In 2007, under US GAAP the breakdown is as follows:

Proceeds from issuing notes	719,838
Payments on redeemed notes	(923,417)
Capital increase	181,773
Net cashflow used in financing activities	(21,806)

i) Disclosure about fair value of financial instruments

Under US GAAP Statement of Financial Accounting Standards No. 105, “Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of credit risk” (“SFAS No. 105”), requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments”, (“SFAS No. 107”), requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents, investments in debt and equity securities, accounts receivable and other instruments. SFAS No.133 superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 including the disclosure requirements of credit risk concentrations (Note 3. v).

In accordance with Statement of Financial Accounting Standards No. 107, “Disclosures about fair value of financial instruments”, information is provided about the fair value of certain financial instruments for which it is practicable to estimate such value. The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

There are certain limitations inherent in the fair value data since while the data represents management's best estimates, the data is subjective, involving Company’s management estimates related to current economic and market conditions. The methods and assumptions used to estimate the fair values are as follows:

▪
Cash, time deposits, money market funds, trade receivables, other receivables, short term trade accounts payable and short term other liabilities: the carrying amounts approximate fair value due to the short term maturity of these instruments.

▪	Client deposits: these long term payables have not a fair value different from their carrying amount.

▪	Loans: the carrying amount approximates the fair value due to the Company’s financial debt was accounted at present value as it is described in Note 3.k.

j) Statement of Income classification differences between Argentine GAAP and US GAAP

Net Sales

Under Argentine GAAP, during the year ended December 31, 2007, the Company recognized revenues amounting to 218,591 from the retroactive tariff increase deriving from the application of the new electricity rate schedule to non-residential consumption for the period of November 2005 through January 31, 2007 (Note 17.b). Due to the fact that such tariff increase is being invoiced in 55 equal and consecutive monthly installments an adjustment to present value related to this matter and related to the Payment Plan Agreement with the Province of Buenos Aires (Note 13) amounting to 29,618 was recorded and included as a separate line below operating income. For US GAAP purposes, the discount resulting from the determination of present value at the date of both transactions offsets revenues. Additionally, the amortization of such discounts should be reported as interest.

Under Argentine GAAP, penalties have been deducted from sales. For US GAAP purposes, penalties are included as transmission and distribution expenses.

Under Argentine GAAP, the electricity distributed to shantytowns was recorded as sales. Under US GAAP the conditions to recognize revenue are not met, thus, such sales have been eliminated in the Statement of Income.

As a result of these differences, net sales under US GAAP would have been 1,936,980, 1,403,526 and 1,334,946 for the years ended December 31, 2007, 2006 and 2005 respectively.

Gross margin

Under Argentine GAAP, transmission and distribution expenses have been included as an operating expense, but excluded from gross margin calculation. Under US GAAP, such expenses have been included for the gross margin calculation.

Under Argentine GAAP, the Company recognized revenues from the retroactive tariff increase at gross amount. Since such tariff increase is being invoiced in 55 installments as it was explained above, the Company recorded a discount to present value in a separate line below operating income. For US GAAP purposes, such discount offset the gross amount of the tariff increase recorded as revenues.

Under Argentine GAAP, the electricity distributed to shantytowns was recorded as sales. Under US GAAP the conditions to recognize revenue are not met, thus, such sales have been eliminated in the Statement of Income.

As a result of these differences, gross margin under US GAAP would have been 569,641, 154,129 and 151,932 for the years ended December 31, 2007, 2006 and 2005 respectively.

Operating income

Under Argentine GAAP, the adjustment to present value of the retroactive tariff increase and the Payment Plan Agreement with the Province of Buenos Aires amounting to 29,618 has been included in a separate line below operating income. Under US GAAP, the adjustment to present value of the retroactive tariff increase offsets revenues and the amortization of the discount derived from the present value adjustment was included as interest.

Under Argentine GAAP, certain operating expenses have been included as other expenses – net, excluded from operating income. Under US GAAP, such expenses have been included as operating expenses-net and for determining operating income.

Under Argentine GAAP, a full allowance for bad debt has been recorded to offset the receivable related to sales of electricity distributed to shantytowns. Under US GAAP the sales and related allowance have to be eliminated in the Statement of Income.

As a result of these differences, operating income (loss) under US GAAP would have been 362,131, (39,990) and (33,078) for the years ended December 31, 2007, 2006 and 2005 respectively.

Financial income (expense) net and holding gains

Under Argentine GAAP the adjustment ENRE penalties as it is described in footnote to the Statements of Income has been included as Financial (expense), net and holding gains. Under US GAAP, such adjustment has been included in penalties as part of Transmission and Distribution Expenses.

Under Argentine GAAP, the adjustment to present value of the retroactive tariff increase and the Payment Plan Agreement with the Province of Buenos Aires amounting to 29,618 has been included in a separate line below operating income. Under US GAAP, the adjustment to present value of the retroactive tariff increase offsets revenues and the amortization of the discount derived from the present value adjustment was included as interest.

As a result of this disclosure difference, Financial (expense), net and holding gains under US GAAP would have been 46,479 and 133,312 for years ended December 31, 2007 and 2006 respectively.

The condensed statements of income for the years ended December 31, 2007, 2006 and 2005 under US GAAP are as follows:

	2007	2006	2005
Net sales / Services revenues	1,936,980	1,403,526	1,334,946
Electric power purchases	(889,885)	(799,073)	(757,675)
Transmission and Distribution Expenses	(477,454)	(450,324)	(425,339)
Gross margin	569,641	154,129	151,932
Operating expenses net	(207,510)	(194,119)	(185,010)
Net operating income (loss)	362,131	(39,990)	(33,078)
Financial (expense) net and holding gains	(46,479)	(133,312)	(139,071)
Net income (loss) before income tax	315,652	(173,302)	(172,149)
Income tax	(99,855)	128,011	8,105
Net income (loss) for the year	215,797	(45,291)	(164,044)

Earning (loss) per ordinary share	0.238	(0.054)	(0.197)

The condensed balance sheets under US GAAP as of December 31, 2007 and December 31, 2006 are as follows:

	December 31, 2007	December 31, 2006
Current Assets	536,705	546,964
Property, plant and equipment, net	3,175,672	3,016,372
Other non-current assets	346,563	201,535
Current liabilities	573,668	469,980
Non-current liabilities	2,018,199	2,225,071
Shareholders’ equity	1,467,076	1,069,820

k) Valuation of Property, plant and equipment

Under Argentine GAAP, assets transferred through the privatization of SEGBA were valued at their fair value on the privatization date as described in Note 3.h.

Under US GAAP, following the accommodation allowed as published in the S.E.C. International Reporting and Disclosure Issues in the Division of Corporation Finance as revised on November 1, 2004, when reliable fixed asset records are not available and cannot be reasonably produced, the registrant may use the opening fair value balances as its costs basis. Thereafter, the assets are reported in the usual manner with respect to depreciation and evaluation of impairment.

Based on the foregoing, there is no difference between US GAAP and Argentine GAAP.

l) SFAS Interpretation No. 48, “Accounting for uncertainty in income taxes – an interpretation of FASB Statement No. 109” (“FIN 48”)

FIN 48 defines the criteria an individual tax position must meet for any part of the benefit of such position to be recognized in the financial statements. FIN 48 establishes “a more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements. FIN 48 also provides guidance, among other things, on the measurement of the income tax benefit associated with uncertain tax positions, de-recognition, classification, interest and penalties and financial statement disclosures.

The Company implemented FIN 48 in January, 2007. As it is defined in this interpretation, the Company has reassessed whether the “more-likely-than-not” recognition threshold has been met before a tax benefit can be recognized and how much of a tax benefits to recognize in the financial statements. The adoption of FIN 48 did not have an impact on the Company’s financial position. There were no unrecognized tax benefits as of the date of adoption and as of December 31, 2007.

The reconciliation of the beginning and ending balances of recognized uncertain tax position as of December 31, 2007, is the following:

Recognized uncertain tax position, opening balance	33,791
Gross increase due to interest on prior year uncertain tax position	2,236
Recognized uncertain tax position, ending balance	36,027

Under Argentine tax regime, as of December 31, 2007, fiscal years 2001 through 2006 remain subject to examination by the Federal Administration of Public Revenues (“AFIP”).

m) SFAS No. 157, Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements.  SFAS No. 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements.  SFAS No. 157 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 157 but does not believe the adoption of SFAS 157 will have a material impact on its financial position.

n) SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company on January 1, 2008. The Company is evaluating the impact that the adoption of SFAS No. 159 will have on the financial statements, but does not believe the adoption of SFAS No. 159 will have a material impact on its financial position.

o) Recent and new accounting pronouncements

On December 2007, Statement of Financial Accounting Standards No. 141 (revised 2007) “Business Combinations” was issued. The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree). SFAS 141(R) replaces FASB Statement No. 141, Business Combinations. The provisions of this Statement becomes effective for business combinations for which the acquisition date (date that the acquirer achieves control) is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. This Statement does not affect Financial Statements as of December 31, 2007, and December 31, 2006, as it becomes effective for the fiscal year beginning as of January 1, 2009.

On December 2007, SFAS 160 “Noncontrolling Interest in Consolidated Financial Statements – an amendment of ARB No. 51” was issued. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related Statement 141(R). The Company estimates that this statement will not have an impact on its financial position, because it does not have noncontrolling interest in any subsidiary.

On February 2008, the FASB Staff Position (FSP) establishes the following: to defer the effective date of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, for certain nonpublic enterprises including nonpublic not-for-profit organizations. This FSP defers the effective date of Interpretation 48 for nonpublic enterprises included within this FSP’s scope to the annual financial statements for fiscal years beginning after December 15, 2007. The provisions of this Statement do not apply to the Company’s case as it is already applying FIN 48 as by definition the Company already is a public enterprise.

On February 2008, FASB Staff Position (FSP) FAS 157-1 “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” was issued. This Statement establishes that SFAS No. 157 does not apply under SFAS No. 13 and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. The Board acknowledges that for the time being the term fair value used in Statement 13 will be defined differently than in Statement 157. This FSP shall be effective upon the initial adoption of Statement 157 (fiscal years beginning after November 15, 2007). The Company does not believe that the adoption of this FSP will have a material impact on its financial position, as it does not require any new fair values measurements and only eliminates inconsistencies between prior accounting pronouncements.

On February 2008, FASB Staff Position (FSP) FAS 157-2, “Effective date of FASB Statement No. 157” was issued. This FSP delays the effective date of FASB Statement No. 157, Fair Value Measurements, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this position. The Company estimates that this statement will not have an impact on its financial position, as it does not change any provisions of Statement 157, and only delays its effective date to a group of certain assets and liabilities.

On February 2008, FASB Staff Position (FSP) FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” was issued. The objective of this FSP is to provide guidance on accounting for a transfer of a financial asset and a repurchase financing. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. The Board’s objective in developing the criteria is to permit a transfer of a financial asset and a repurchase financing to be considered separately if there is a valid business or economic purpose for the counterparties to enter into two transactions separately and the repurchase financing does not return control of the previously transferred financial asset to the initial transferor. The Board decided that this FSP should be effective for fiscal years, and interim periods within those fiscal years, beginning on or after November 15, 2008, and interim periods within those fiscal years. This FSP prohibits early adoption. This FSP shall be applied prospectively to initial transfers and repurchase financings for which the initial transfer is executed on or after the beginning of the fiscal year in which this FSP is initially applied. Therefore, the Board proposed that this FSP should be applied to any existing repurchase financings as of the effective date of this FSP as a cumulative-effect adjustment. This Statement does not affect Financial Statements as of December 31, 2007, and December 31, 2006, as it becomes effective for the fiscal year beginning as of January 1, 2009.

On January 2008, Statement 133 Implementation Issue No. E23, “Issues Involving the Application of the Shortcut Method under Paragraph 68” - Effective for hedging relationships designated on or after January 1, 2008, was issued. This Implementation Issue amends the accounting and reporting standards of Statement 133 “Accounting for Derivative Instruments and Hedging Activities”, paragraph 68. Company’s management estimates that this statement will not have any impact on its financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under SFAS 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

On May 9, 2008, the FASB issued SFAS No. 162. This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). Under the new statement the hierarchy is as follows:
Level A — FASB Statements of Financial Accounting Standards and Interpretations, FASB Statement 133 Implementation Issues, FASB Staff Positions, AICPA Accounting Research Bulletins and APB Opinions that are not superseded by actions of the FASB, and rules and interpretive releases of the SEC for SEC registrants.
Level B — FASB Technical Bulletins and, if cleared by the FASB, AICPA Industry Audit and Accounting Guides and Statements of Position.
Level C — AICPA Accounting Standards Executive Committee Practice Bulletins that have been cleared by the FASB, consensus positions of the EITF, and Topics discussed in Appendix D of EITF Abstracts.
Level D — Implementation Guides (Q&As) published by the FASB staff, AICPA Accounting Interpretations, AICPA Industry Audit and Accounting Guides and Statements of Position not cleared by the FASB, and practices that are widely recognized and prevalent either generally or in the industry.
The Company does not anticipate that the adoption of this new statement at the effective date will have a significant effect in its financial statements.

p) Subsequent events

Absorption of accumulated deficit
The Ordinary and Extraordinary Shareholders’ Meeting held on April 14, 2008 resolved to absorb the accumulated deficit existing as of December 31, 2007 for 88,611. Taking into account the order of preference established by the regulations of the National Securities Commission, the Company absorbed the accumulated deficit with the Additional paid-in capital, which as of December 31, 2007 amounted to 106,928 and was sufficient to carry out the aforementioned absorption.

Agreement for the provision of technical advisory services with Electricidad Argentina S.A. (controlling company)

At the meeting held on April 22, 2008, the Board of Directors approved the addenda to the agreement for the provision of technical advisory services dated March 14, 2008.

The aforementioned addenda stipulate that the amount to be paid by the Company in consideration of the services provided by Electricidad Argentina S.A. has been increased to US$ 2,500,000 plus VAT, payable retroactively as from January 1, 2008. The rest of the contractual terms have not been modified (Note 15).

Agreement with the Ministerio de Planificación Federal, Inversión Pública y Servicios

On April 4, 2008, we entered into an agreement with the Ministerio de Planificación Federal, Inversión Pública y Servicios (the Ministry of Federal Planning, Public Investment and Services) to build a new 500/220 kV transformer station at el Partido de Tigre. This new transformer station will serve to connect our network with the Sistema Argentino de Interconexión (Argentine Interconnection System or SADI).