Form 20-F
period 2008-12-31
EDENOR
filed 2009-06-26
CIK 1395213

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

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
Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:  U.S. GAAP ☐ IFRS ☐ Other ☑
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).  Yes ☐ No ☑

PART I

Introduction

Empresa Distribuidora y Comercializadora Norte S.A., or Edenor, is a sociedad anónima (limited liability corporation) organized under the laws of the Argentine Republic, or Argentina.  Our principal executive offices are located at Azopardo 1025, Ciudad de Buenos Aires, C1107ADQ, Buenos Aires, Argentina.

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

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally under the captions “Item 3. Key Information—Risk factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business.  Forward-looking statements may also be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.  Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ materially from those expressed or implied in our forward-looking statements, including, among other things:

•
the outcome and timing of the integral tariff revision process we are currently undertaking with the Ente Nacional Regulador de la Electricidad (Argentine National Electricity Regulator, or the ENRE) and, more generally, uncertainties relating to future government approvals to increase or adjust our tariffs;

•	general political, economic, social, demographic and business conditions in Argentina and particularly in the geographic market we serve;

•	the global financial crisis and its impact on liquidity and access to capital;

•	the impact of regulatory reform and changes in the regulatory environment in which we operate;

•	electricity shortages;

•	potential disruption or interruption of our service;

•	restrictions on the ability to exchange Pesos into foreign currencies or to transfer funds abroad;

•	the revocation or amendment of our concession by the granting authority;

•	our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;

•	fluctuations in inflation and exchange rates, including a devaluation of the Peso; and

•	additional matters identified in “Risk factors.”

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

The financial data as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 are derived from our audited financial statements, which were audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, for the year ended December 31, 2008 and Deloitte & Co. S.R.L., member firm of Deloitte & Touche Tohmatsu, for the years ended December 31, 2006 and 2007.  We engaged Price Waterhouse & Co. S.R.L as our new auditors in April 2008, in order to consolidate our audit with that of our new controlling shareholder, Pampa Energia S.A., also audited by Price Waterhouse & Co. S.R.L.  Our audited financial statements have been prepared in accordance with generally accepted accounting principles in the City of Buenos Aires, which we refer to as Argentine GAAP and which differ in certain significant respects from U.S. GAAP.  Note 27 to our audited financial statements included elsewhere in this annual report provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2008, 2007 and 2006 and for the years then ended.

In this annual report, except as otherwise specified, references to “$”, “U.S. $” and “Dollars” are to U.S. Dollars, and references to “Ps. ” and “Pesos” are to Argentine Pesos.  Solely for the convenience of the reader, Peso amounts as of and for the year ended December 31, 2008 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on December 31, 2008 of Ps. 3.453 to U.S. $1.00.  The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate.  See “Item 3. Key Information – Exchange rates.”

Under Argentine GAAP, we generally are not required to record the effects of inflation in our financial statements.  However, because Argentina experienced a high rate of inflation in 2002, with the wholesale price index increasing by approximately 118%, we were required by Decree No. 1269/2002 and Comisión Nacional de Valores (National Securities Commission or CNV) Resolution No. 415/2002 to restate our financial statements in constant Pesos in accordance with Argentine GAAP.  On March 25, 2003, Decree No. 664/2003 rescinded the requirement that financial statements be prepared in constant currency, effective for financial periods on or after March 1, 2003.  As a result, we are not required to restate and have not restated our financial statements for inflation after February 28, 2003.  See note 2 to our audited financial statements included in this annual report.

Certain figures included in this annual report have been subject to rounding adjustments.  Accordingly, figures shown as totals may not sum due to rounding.

	For the year ended December 31,
	2008				2007		2006		2005		2004
	(in millions, except for per share and per ADS data)
Statement of operations data
Argentine GAAP
Net sales(1)	U.S. $	579.3	Ps.	2,000.2	Ps.	1,981.9	Ps.	1,378.3	Ps.	1,262.2	Ps.	1,107.2
Electric power purchases		(270.7)		(934.7)		(889.9)		(799.1)		(757.7)		(599.1)
Gross margin		308.6		1,065.5		1,092.0		579.3		504.5		508.1
Transmission and distribution expenses		(144.2)		(497.9)		(417.6)		(362.1)		(346.1)		(332.8)
Selling expenses		(36.5)		(126.0)		(120.6)		(87.9)		(86.0)		(81.8)
Administrative expenses		(40.2)		(138.7)		(124.7)		(93.3)		(72.9)		(60.7)
Net operating income (loss)		87.7		302.9		429.2		35.9		(0.4)		32.7
Financial income (expenses) and holding gains (losses):
Generated by assets:
Exchange difference		2.4		8.1		(0.9)		2.6		2.1		4.8
Interest		2.8		9.8		13.4		13.9		12.9		10.1
Holding results		(2.1)		(7.3)		0.1		0.1		(0.6)		(11.0)
Generated by liabilities:
Financial expenses		(2.9)		(10.0)		(21.0)		(25.4)		(14.1)		(10.1)
Exchange difference		(26.8)		(92.7)		(29.9)		(13.3)		(29.0)		(26.1)
Interest		(27.6)		(95.3)		(74.5)		(101.3)		(119.5)		(87.7)
Holding results		—		—		—		—		(0.2)		9.3
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and from the Payment Plan Agreement with the Province of Buenos Aires(2)		3.9		13.5		(29.6)		—		—		—
Gain on extinguishment of former debt(3)		—		—		—		179.2		—		—
Adjustment to present value of notes(4)		(2.4)		(8.5)		(21.5)		57.1		—		—
Gain (loss) from the purchase and redemption of notes(5)		24.5		84.6		(10.2)		—		—		—
Adjustment to present value of purchased and redeemed notes(4)		2.6		9.0		(8.6)		—		—		—
Other income (expenses), net		(8.6)		(29.8)		1.0		(22.9)		(0.7)		(12.0)
Income (loss) before taxes		53.5		184.3		247.4		125.9		(149.6)		(89.9)
Income tax(6)		(17.7)		(61.2)		(125.0)		167.2		—		—
Net income (loss)	U.S. $	35.8	Ps.	123.1	Ps.	122.5	Ps.	293.1	Ps.	(149.6)	Ps.	(89.9)
Net income (loss) per ordinary share – basic and diluted		0.039		0.137		0.135		0.352		(0.180)		(0.108)
Dividends declared per ordinary share(7)		—		—		—		—		—		—
Net income per ADS(8) — basic and diluted		0.787		2.716		2.702		—		—		—
Number of shares outstanding		906,455,100		906,455,100		906,455,100		831,610,200		831,610,200		831,610,200

U.S. GAAP
Net sales/service revenues	U.S. $	596.3	Ps.	2,059.0	Ps.	1,937.0	Ps.	1,403.5	Ps.	1,334.9		—
Electric power purchases		(270.7)		(934.7)		(889.9)		(799.1)		(757.7)		—
Transmission and distribution expenses		(167.1)		(577.0)		(477.5)		(450.3)		(425.3)		—
Gross margin		158.5		547.3		569.6		154.1		151.0		—
Operating expenses, net		(85.9)		(296.6)		(207.5)		(194.1)		185.0
Net operating income (loss)		72.6		250.7		362.1		40.0		(33.1)		—
Financial (expense), net and holding gains		23.7		82.0		(46.5)		(133.3)		(139.1)		—
Net income (loss) before income taxes		96.4		332.7		315.7		(173.3)		(172.1)		—
Income tax		(19.8)		(68.2)		(99.9)		128.0		8.1		—
Net income (loss) for the year		76.6		264.5		215.8		(45.3)		(164.0)		—
Net income (loss) per ordinary share – basic and diluted(7)		0.085		0.292		0.238		(0.054)		(0.197)		—
Net income per ADS(8) — basic and diluted		1.70		5.84		4.761		—		—		—

(1)
Net sales for 2007 include the retroactive portion of the February 2007 tariff increase, which amounts in aggregate to Ps. 218.6 million, and is being invoiced in 55 equal and consecutive monthly installments, starting in February 2007. As of December 31, 2008 we had invoiced Ps. 99.7  million of this amount.

(2)
Reflects the adjustment to present value of the retroactive portion of the tariff increase that is being invoiced in 55 consecutive monthly installments, starting in February 2007, and the adjustment to present value of Ps. 38.4 million due under the payment plan agreement with the Province of Buenos Aires that is being invoiced in 18  installments, starting in January 2007.  As of December 31, 2008 and 2007, Ps. 2.3 million and Ps.13.6 million were due under the payment plan agreement with the Province of Buenos Aires, respectively and Ps. 118.9 million and Ps. 171.3 million of the retroactive tariff increase had not been invoiced in 2008 and 2007.  In accordance with Argentine GAAP,  we account for these long-term receivables at their present value, which we calculate at a discount rate of 10.5%, and record a charge as an adjustment to present value of these two receivables.  See “Item 4. Information on the Company —Framework agreement (Shantytowns).”

(3)
Our debt restructuring generated a one-time gain of Ps. 179.2 million in the year ended December 31, 2006, reflecting the recognition of a Ps. 55.3 million waiver of principal amount on our financial debt, a Ps. 75 million waiver of accrued interest on our financial debt and a Ps. 65.7 million waiver of penalties related to the non-payment of our financial debt, which more than offset Ps. 16.8 million in related restructuring costs.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources—Debt” for a description of the restructuring notes.

(4)
We record our financial debt in our balance sheet at fair value reflecting our management’s best estimate of the amounts expected to be paid at each year end, calculated at a discount rate of 10.5% for the years ended December 31, 2008 and 2007 and 10% for the year ended December 31, 2006.  We did not record any adjustment to present value in any year before the year ended December 31, 2006 because our financial debt was in default.

(5)
In 2007, we repurchased U.S. $43.7 million principal amount of our outstanding Fixed Rate Par Notes due 2016 and redeemed and repurchased  U.S. $240 million principal amount of our outstanding Discount Notes due 2014. In addition, in the year ended December 31, 2008, we repurchased U.S. $32.5 million principal amount of our outstanding Fixed Rate Par Notes due 2016 and U.S. $17.5 million principal amount of our outstanding Senior Notes due 2017. These figures do not reflect repurchases made after December 31, 2008.  As of the date of this annual report, we had repurchased an additional U.S. $30.2 million principal amount of our outstanding Fixed Rate Par Notes due 2016 and U.S. $15.7 million principal amount of our outstanding Senior Notes due 2017.

(6)
In 2006, our income tax result reflects the reversal of net deferred tax assets, primarily due to the fact that, as a consequence of the ratification of the Adjustment Agreement in January 2007 and the renegotiation of our financial debt in April 2006, we generated taxable income that allowed us to offset a significant portion of the tax loss carryforwards we generated in 2002.

(7)	We have not declared or paid any dividends since August 14, 2001.
(8)	Each ADS represents 20 Class B ordinary shares.

	As of December 31,
	2008				2007		2006		2005		2004
	(in millions)
Balance sheet data
Argentine GAAP
Current Assets:
Cash and banks	U.S.$	1.80	Ps.	6.1	Ps.	3.5	Ps.	0.5	Ps.	11.7	Ps.	8.5
Investments		35.0		121.0		97.7		32.2		296.5		242.6
Trade receivables		129.2		446.0		346.0		270.9		231.9		194.8
Other receivables		12.4		42.8		26.0		30.2		21.7		10.0
Supplies		4.8		16.7		23.2		13.6		13.8		13.5
Total current assets	U.S.$	183.2	Ps.	632.6	Ps.	496.3	Ps.	347.5	Ps.	575.6	Ps.	469.4
Non-Current Assets:
Trade receivables		19.1		65.8		100.3		—		—		—
Other receivables		28.8		99.5		144.1		256.5		74.7		59.3
Investments in other companies		0.1		0.4		0.4		0.4		0.4		0.4
Other Investments		19.5		67.2		—		—		—		—
Supplies		3.7		12.8		13.8		4.9		36.5		31.4
Property, plant and equipment		943.0		3,256.3		3,092.7		2,925.4		2,889.3		2,944.1
Total non-current assets	U.S.$	1,014.2	Ps.	3,502.0	Ps.	3,351.3	Ps.	3,187.2	Ps.	3,000.9	Ps.	3,035.3
Total assets	U.S.$	1,197.4	Ps.	4,134.6	Ps.	3,847.6	Ps.	3,534.7	Ps.	3,576.5	Ps.	3,504.6
Current liabilities:
Trade account payable		98.3		339.3		316.2		267.6		205.1		154.3
Loans		7.9		27.2		29.3		2.0		1,620.1		1,525.6
Salaries and social security taxes		27.5		94.8		59.9		51.4		34.1		31.2
Taxes		32.1		111.0		84.6		62.2		67.9		44.3
Other liabilities		12.7		44.0		9.7		26.4		175.8		139.0
Accrued litigation		15.3		52.8		39.9		25.9		18.3		12.3
Total current liabilities	U.S.$	193.8	Ps.	669.1	Ps.	539.6	Ps.	435.6	Ps.	2,121.3	Ps.	1,906.7
Non-current liabilities:
Trade account payable		11.6		40.2		35.5		31.3		26.8		23.1
Loans(1)		264.4		913.1		949.1		1,095.5		—		—
Salaries and social security taxes		11.6		40.1		24.7		20.3		12.4		10.9
Other liabilities		97.2		335.5		281.4		241.1		—		—
Accrued Litigation		13.1		45.1		42.8		40.6		38.7		37.0
Total non-current liabilities		397.9		1,374.0		1,333.5		1,428.7		77.8		71.0
Total liabilities	U.S.$	591.7	Ps.	2,043.1	Ps.	1,873.0	Ps.	1,864.3	Ps.	2,199.2	Ps.	1,977.7
Shareholders’ equity		605.7		2,091.6		1,974.6		1,670.4		1,377.3		1,526.9
Total liabilities and shareholders’ equity	U.S.$	1,197.4	Ps.	4,143.6	Ps.	3,847.6	Ps.	3,534.7	Ps	3,576.5	Ps.	3,504.6

U.S. GAAP
Current assets	U.S.$	193.6	Ps.	668.6	Ps.	536.7	Ps.	547.0	Ps.	728.8		—
Property, plant and equipment, net		964.7		3,331.2		3,175.7		3,016.4		3,009.7		—
Other non-current assets		74.8		258.4		346.6		201.5		145.5		—
Total assets	U.S.$	1,233.1	Ps.	4,258.2	Ps.	4,059.0	Ps.	3,764.9	Ps.	3,884.0		—
Current liabilities	U.S.$	204.9	Ps.	707.5	Ps.	573.7	Ps.	470.0	Ps	2,124.8		—
Non-current liabilities		527.5		1,821.6		2,018.2		2,225.1		640.3		—
Total liabilities		732.4		2,529.1		2,591.9		2,695.1		2,765.1		—
Shareholders’ equity		500.7		1,729.1		1,467.1		1,069.8		1,118.8		—
Total liabilities and shareholders’ equity	U.S.$	1,233.1	Ps.	4,258.2	Ps.	4,059.0	Ps.	3,764.9	Ps.	3,884.0		—

	Year ended December 31,
	2008				2007		2006		2005		2004
	(in millions)
Cash flow data
Argentine GAAP
Operating activities:
Net income (loss)	U.S.$	35.7	Ps.	123.1	Ps.	122.5	Ps.	293.1	Ps.	(149.6)	Ps.	(89.9)
Adjustment to reconcile net income (loss) to net cash flows provided by (used in) operating activities:
Depreciation of property, plant and equipment		49.3		170.3		174.4		179.0		178.4		174.9
Retirement of property, plant and equipment		0.6		1.9		1.1		0.7		0.9		0.5
Gain on extinguishment of former debt		—		—		—		(179.2)		—		—

Gain from investments in affiliated parties		—		—		(0.1)		(0.1)		—		—
Gain from investments		(1.2)		(4.3)		(8.5)		—		—		—
Adjustment to present value of notes		2.5		8.5		21.5		(57.1)		—		—
Loss from the purchase and redemption of notes		(24.5)		(84.6)		10.2		—		—		—
Adjustment to present value of the repurchased and redeemed notes		(2.6)		(9.0)		8.6		—		—		—
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Buenos Aires		(3.9)		(13.5)		29.6		—		—		—
Exchange differences, interest and penalties on loans		67.4		232.7		69.5		49.1		139.0		66.4
Supplies recovered from third parties		—		—		—		(5.8)		—		—
Increase in trade receivables due to the unbilled portion of the retroactive tariff increase		(34.4)		(118.8)		(171.3)		—		—		—
Income tax		17.7		61.2		125.0		(167.2)		—		—
Reversal of the allowance for doubtful accounts		(7.0)		(24.0)		—		—		—		—
Changes in operating assets and liabilities:
Decrease (Increase) in trade receivables (net of the unbilled portion of the retroactive tariff increase)		25.5		88.2		(36.9)		(39.0)		(37.1)		(13.3)
Net (increase) in other receivables		(9.7)		(33.4)		(8.4)		(23.1)		(27.2)		(9.7)
Decrease (Increase) in supplies		2.1		7.4		(18.4)		1.4		(5.4)		4.6
Increase in trade accounts payable		8.1		27.8		52.7		67.1		54.4		52.9
Increase in salaries and social security taxes		14.6		50.3		12.9		25.2		4.5		1.8
Increase (decrease) in taxes		7.6		26.4		22.5		(5.7)		23.6		(8.9)
Increase in other liabilities		22.6		78.1		17.7		91.7		36.8		53.7
Net increase in accrued litigation		4.4		15.1		16.2		9.5		7.7		0.7
Financial interest paid, net of interest capitalized		(18.2)		(62.7)		(25.5)		(26.7)		(46.5)		(55.5)
Financial and commercial interest collected		2.0		6.9		11.6		2.2		2.0		5.4
Net cash flow provided by operating activities		158.6		547.5		427.2		215.0		181.5		202.8
Investing activities:
Addition to property, plants and equipment		(94.2)		(325.4)		(336.9)		(179.7)		(124.5)		(125.1)
Net cash flow used in investing activities		(94.2)		(325.4)		(336.9)		(179.7)		(124.5)		(125.1)
Financing activities:
Increase in current and non-current investments		(19.7)		(67.9)		—		—		—		—
Decrease in loans		(35.6)		(122.9)		(203.6)		(310.8)		—		—
Capital increase		—		—		181.8		—		—		—
Shares repurchased		(1.8)		(6.1)		—		—		—		—
Net cash flows used in financing activities		(57.0)		(197.0)		(21.8)		(310.8)		—		—
Cash variations:
Cash at beginning of year	U.S.$	29.3	Ps.	101.2	Ps.	32.7	Ps.	308.1	Ps.	251.1	Ps.	173.4
Cash at end of the year		36.6		126.4		101.2		32.7		308.1		251.1
Net increase (decrease) in cash		7.3		25.2		68.5		(275.5)		57.0		77.8

	Year ended December 31,
	2008	2007	2006	2005	2004

Operating data
Argentine GAAP
Energy sales (in GWh):
Residential	7,545	7,148	6,250	5,819	5,413
Small Commercial	1,530	1,485	1,433	1,387	1,322
Medium Commercial	1,597	1,552	1,446	1,354	1,293
Industrial	3,277	3,628	3,364	3,195	3,685
Wheeling system(1)	3,700	3,111	3,211	2,984	2,100
Others:
Public Lighting	644	643	650	642	646
Shantytowns	304	301	261	279	275
Others(2)	19	18	18	17	18
Customers (in thousands)(3)	2,537	2,490	2,445	2,404	2,353
Energy losses (%)	10.8%	11.6%	11.1%	11.0%	11.5%
MWh sold by employee	7,392.8	7,230.6	6,736.6	6,395.9	5,936.8
Customers per employee	997	998	982	971	941

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

EXCHANGE RATES

From April 1, 1991 until the end of 2001, the Convertibility Law established a fixed exchange rate under which the Central Bank was obliged to sell U.S. Dollars at a fixed rate of one Peso per U.S. Dollar.  On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, formally putting an end to the regime of the Convertibility Law and abandoning over ten years of U.S. Dollar-Peso parity.  The Public Emergency Law grants the executive branch of the Argentine government the power to set the exchange rate between the Peso and foreign currencies and to issue regulations related to the foreign exchange market.  The Public Emergency law has been extended until December 31, 2009.  For a brief period following the end of the Convertibility Regime, the Public Emergency Law established a temporary dual exchange rate system.  Since February 2002, the Peso has been allowed to float freely against other currencies.

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

	Low	High	Average		Period End
	(Pesos per U.S. Dollar)
Year ended December 31,
2004	2.94	2.99	2.95	(1)	2.98
2005	2.98	3.04	3.01	(1)	3.03
2006	3.03	3.11	3.07	(1)	3.06
2007	3.06	3.18	3.12	(1)	3.15
2008	3.01	3.47	3.16	(1)	3.45

Month
January 2009	3.45	3.49	3.46	(2)	3.49
February 2009	3.48	3.57	3.51	(2)	3.56
March 2009	3.61	3.72	3.66	(2)	3.72
April 2009	3.67	3.72	3.69	(2)	3.71
May 2009	3.70	3.75	3.73	(2)	3.75
June 2009(3)	3.74	3.79	3.76	(2)	3.79

Source: Banco Nación
(1)	Represents the average of the exchange rates on the last day of each month during the period.
(2)	Average of the lowest and highest daily rates in the month.
(3)	Represents the corresponding exchange rates from June 1 through June 23.

RISK FACTORS
Risks related to Argentina

Overview

We are a sociedad anónima (limited liability corporation) incorporated under the laws of the Republic of Argentina and all of our revenues are earned in Argentina and all of our operations, facilities, and customers are located in Argentina.  Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina.  For example, lower economic growth or economic recession could lead to lower demand for electricity in our concession area or a decline in purchasing power of our customers, which, in turn, could lead to lower collections from our clients or growth in energy losses due to illegal use of our service.  Argentine government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and could continue to have a material adverse effect on private sector entities, including us.  To address Argentina’s economic crisis in 2001 and 2002, for example, the Argentine government took measures, such as the freeze of electricity distribution margins and pesification of our tariffs, which had a severe effect on our financial condition and led us to suspend payments on our financial debt.  We cannot provide any assurance whether the Argentine government will adopt other policies that could adversely affect the economy or our business.  In addition, we cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition or results of operations.

The current global financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, customers, business, and results of operations

The continuing credit crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations, an impact that is likely to be more severe on an emerging market economy, such as Argentina.  The effect of this current economic crisis on our customers and on us cannot be predicted.  The current economic situation could lead to reduced demand for energy, which could have a negative effect on our revenues.  In addition, our ability to access the credit or capital markets may be restricted at a time when we would need financing, which could have an impact on our flexibility to react to changing economic and business conditions.  For these reasons, any of the foregoing factors or a combination of these factors could have an adverse effect on our results of operations and financial condition and cause the market value of our ADSs to decline.

Argentina’s economic recovery since the 2001 economic crisis may not be sustainable in light of current economic conditions, and any significant decline could adversely affect our financial condition

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis.  Although the economy has recovered significantly since the 2001 crisis, uncertainty remains as to the sustainability of economic growth and stability.  Sustainable economic growth is dependent on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable and relatively low rate of inflation.

The Argentine economy remains fragile, as reflected by the following economic conditions:

•	unemployment remains high;

•	the availability of long-term fixed rate credit is scarce;

•	investment as a percentage of GDP remains low;

•	the current fiscal surplus is at risk of becoming a fiscal deficit;

•	inflation has risen recently and threatens to accelerate;

•	the regulatory environment continues to be uncertain;

•	the country’s public debt remains high and international financing is limited; and

•	the recovery has depended to some extent on high commodity prices, which are volatile and beyond the control of the Argentine government.

As in the recent past, Argentina’s economy may suffer if political and social pressures inhibit the implementation by the Argentine government of policies designed to maintain price stability, generate growth and enhance consumers and investor confidence. This, in turn, could lead to lower demand for our services as well as lower collection rates from clients and growth in energy losses due to illegal use of our services, which could materially adversely affect our financial condition and results of operations.  Furthermore, as it has done in the past, the Argentine government could respond to a lack of economic growth or stability by adopting measures that affect private sector enterprises, including the tariff restrictions imposed on public utility companies such as several of our subsidiaries.

We cannot provide any assurance that a decline in economic growth or increased economic instability, developments over which we have no control, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs and Class B common shares.

The continuing rise in inflation may have adverse effects on the Argentine economy, which could, in turn, have a material adverse effect on our results of operations

After several years of price stability under an exchange rate regime that established a fixed exchange rate of one U.S. Dollar per one Peso, which we refer to as the Convertibility regime, the formal devaluation of the Peso in January 2002 created pressures on the domestic prices system that generated high inflation in 2002, before substantially stabilizing in 2003.  In 2002, the inflation rate (as measured by changes in the consumer price index, or CPI) reached 41.0% according to data published by the Instituto Nacional de Estadística y Censos (National Statistics and Census Institute, or INDEC).  Despite a decline to 3.7% in 2003, the rate of inflation increased again to 6.1% in 2004 and to 12.3% in 2005, in each case according to data published by INDEC.  In 2007 and 2008, according to INDEC data, the rate of inflation decreased to 8.5% and 7.2%, respectively, due in part to several actions implemented by the Argentine government to control inflation and monitor prices for most relevant goods and services.  These government actions included price support arrangements agreed to by the Argentine government and private sector companies in several industries and markets.

However, in spite of the decrease in inflation, uncertainty surrounding future inflation and the current economic situation could slow economic recovery from the 2001 economic crisis.  In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that permit growth.  A return to a high inflation environment would also undermine Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation, with the same negative effects on the level of economic activity.  In turn, a portion of the Argentine debt is adjusted by the Coeficiente de Estabilización de Referencia (Stabilization Coefficient, or CER Index), a currency index, which is strongly related to inflation.  Therefore, any significant increase in inflation would cause an increase in the external debt and consequently in Argentina’s financial obligations, which could further exacerbate the stress on the Argentine economy.  A high inflation environment could also temporarily undermine our results of operations as a result of a lag in cost adjustments, and we may be unable to adjust our tariffs accordingly.  In addition, a return to high inflation would undermine the confidence in Argentina’s banking system in general, which would further limit the availability of domestic and international credit to businesses, which could adversely affect our ability to finance our working capital needs on favorable terms, and adversely affect our results of operations.

The credibility of several Argentine economic indices has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets

In January 2007, INDEC modified its methodology used to calculate the consumer price index (CPI), which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households.  Several economists as well as the international and Argentine press have suggested that this change in methodology was related to the Argentine government’s policy aimed at curbing inflation.  Further, at the time that INDEC adopted this change in methodology, the Argentine government also replaced several key personnel at INDEC.  The alleged governmental interference prompted complaints from the technical staff at INDEC, which, in turn, has led to the initiation of several judicial investigations involving members of the Argentine government and aimed at determining whether there was a breach of classified statistical information relating to the collection of data used in the calculation of the CPI.  These events have affected the credibility of the CPI index published by INDEC, as well as other indexes published by INDEC that require the CPI for their own calculation, including the poverty index, the unemployment index as well as the calculation of the GDP, among others.  If these investigations result in a finding that the methodologies used to calculate the CPI or other INDEC indexes derived from the CPI were manipulated by the Argentine government, or if it is determined that it is necessary to correct the CPI and the other INDEC indexes derived from the CPI as a result of the methodology used by INDEC, there could be a significant decrease in confidence in the Argentine economy.  With credit to emerging market nations already tenuous as a result of the global economic crisis, our ability to access credit and capital markets to finance our operations and growth in the future could be further limited by the uncertainty relating to the accuracy of the economic indices in question which could adversely affect our results of operations and financial conditions and cause the market value of our ADSs and Class B common shares to decline.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth, and consequently, may affect our business, results of operations and prospects for growth

In 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001.  The Argentine government announced that as a result of the restructuring, it had approximately U.S. $126.6 billion in total outstanding debt remaining.  Of this amount, approximately U.S. $19.5 billion correspond to defaulted bonds owned by creditors who did not participate in the restructuring of the external financial debt.  Some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future.  Additionally, foreign shareholders of several Argentine companies, including public utilities and a group of bondholders that did not participate in the sovereign restructuring, have filed claims totaling approximately U.S. $17.0 billion before the International Centre for Settlement of Investment Disputes (ICSID) alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party.  To date, ICSID has rendered decisions against Argentina in eight of these cases, requiring the Argentine government to pay U.S. $913 million plus interest in claims and legal fees.  Recently, three groups of bondholders that declined to participate in the restructuring of the external public debt presented claims before ICSID totaling over U.S. $4.4 billion.

Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may limit Argentina’s ability to reenter the international capital markets.  Litigation initiated by holdout creditors as well as ICSID claims have resulted and may continue to result in judgments against the Argentine government which, if not paid, could prevent Argentina from obtaining credit from multilateral organizations.  Judgment creditors have sought and may continue to seek attachment orders or injunctions relating to assets of Argentina that the government intended for other uses.  In addition, in May 2009, a number of members of the United States Congress supported by a civil society group called the American Task Force Argentina introduced legislation that would deny foreign states in default of U.S. court judgments exceeding U.S.$100 million for more than two years, such as Argentina, access to U.S. capital markets.  Although the United States Congress has not taken any significant steps towards adopting such legislation, we can make no assurance that this legislation or other political actions designed to limit Argentina’s access to capital markets will not take effect.  As a result of Argentina’s default and the events that have followed it, the government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could have a material adverse effect on the country’s economy and, consequently, our businesses and results of operations.  Furthermore, Argentina’s inability to obtain credit in international markets could have a direct impact on our own ability to access international credit markets to finance our operations and growth.

Significant fluctuations in the value of the Peso against the U.S. Dollar may adversely affect the Argentine economy, which could, in turn adversely affect our results of operations

Despite the positive effects the depreciation of the Peso in 2002 had on the export-oriented sectors of the Argentine economy, the depreciation has also had a far-reaching negative impact on a range of businesses and on individuals’ financial positions.  The devaluation of the Peso had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, led to very high inflation initially, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, including public utilities and the financial industry, and adversely affected the government’s ability to honor its foreign debt obligations.  If the Peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our businesses, our results of operations and the market value of our ADSs and Class B common shares.  Moreover, it would likely result in a decline in the value of our shares and ADSs as measured in U.S. Dollars.

Similarly, a substantial increase in the value of the Peso against the U.S. Dollar also presents risks for the Argentine economy, including, for example, a reduction in exports.  This could have a negative effect on economic growth and employment and reduce the Argentine public sector’s revenues by reducing tax collection in real terms, all of which could have a material adverse effect on our business as a result of the weakening of the Argentine economy in general.

Government measures to address social unrest may adversely affect the Argentine economy and thereby affect our business and results of operations.

During the economic crisis in 2001 and 2002, Argentina experienced social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations.  Despite the economic recovery and relative stabilization since 2002, the social and political tensions and high levels of poverty and unemployment continue.  Future government policies to preempt, or respond to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights and shareholders’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws, regulations and policies affecting foreign trade and investment.  These policies could destabilize the country, both socially and politically, and adversely and materially affect the Argentine economy.

More recently, in March 2008, the Argentine Ministry of Economy and Production announced the adoption of new taxes on exports of a number of agricultural products.  The new taxes were to be calculated at incremental rates as the price for the exported products increase, and represented a significant increase in taxes on exports by the agricultural sector in Argentina.  The adoption of these taxes met significant opposition from various political and economic groups with ties to the Argentine agricultural sector, including strikes by agricultural producers around the country, roadblocks to prevent the circulation of agricultural goods within Argentina and massive demonstrations in the City of Buenos Aires and other major Argentine cities.  Although these measures did not pass the Argentine congress, we cannot make assurances that the Argentine government will not seek to reintroduce the export taxes or adopt other measures affecting this or other sectors of the economy (including the electricity sector) to compensate for the lost revenues associated with these taxes.  These uncertainties could lead to further social unrest that could adversely affect the Argentine economy.  In addition, economic distress may lead to lower demand for energy, lower collections from our clients, as well as growth of energy losses due to illegal use of our services.  We may also experience increased damages to our networks as a result of protesters or illicit activity, which may increase as a result of the decline in economic conditions, all of which, in turn may have a material adverse effect on our financial condition and results of operations and the market value of our ADSs and Class B common shares.

Exchange controls, transfer restrictions and other policies of the Argentina government have limited and can be expected to continue to limit the availability of international and local credit or otherwise adversely affect our business

In 2001 and the first half of 2002, Argentina experienced a massive withdrawal of deposits from the Argentine financial system in a short period of time, which precipitated a liquidity crisis within the Argentine financial system and prompted the Argentine government to impose exchange controls and restrictions on the ability of depositors to withdraw their deposits.  These restrictions have been substantially eased, however, in June 2005 the Argentine government adopted various other rules and regulations that established restrictive controls on capital inflows.  See “Item 10. Additional Information—Exchange Controls.”   In the event of a future shock, the Argentine government could impose further exchange controls or restrictions on the movement of capital and take other measures that could limit our ability to access international capital markets, impair our ability to make dividend payments abroad or adversely affect our business and results of operations, which may adversely affect the market value of our ADSs and Class B common shares.

In recent years a significant portion of the local demand for debt of Argentina companies has come from the private Argentine pension funds.  In response to the global economic crisis, in December 2008, the Argentine Congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (National Social Security Agency, or ANSES) and eliminating the retirement savings system previously administered by private pension funds.  In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES.  It is unclear whether the unification of the system under ANSES will affect the demand for local debt in Argentina.  A decrease in the demand for local debt could have an adverse impact on our ability to raise capital to refinance our indebtedness or finance capital expenditures, which may adversely affect the market value of our ADSs and Class B common shares.

The Argentine economy could be adversely affected by economic developments in other global markets

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets.  Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Argentina.  The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation of its currency in January 1999.  In addition, Argentina continues to be affected by events in the economies of its major regional partners, including, for example, currency devaluations caused by the global economic crisis.

Furthermore, the Argentine economy may be affected by events in developed economies which are trading partners or that impact the global economy.  Economic conditions and credit availability in Argentina are currently being affected by an economic and banking crisis in the United States.  Since the current crisis began, major financial institutions have suffered considerable losses, investor confidence in the global financial system has been shaken and various financial institutions have required government bailouts or ceased operations altogether.  In response to the crisis, governments in the United States, Europe and other countries participating in the G-20, among others, have announced a series of fiscal, regulatory and financial initiatives aimed at unfreezing credit markets, freeing banks and other companies of difficult-to-value assets and spurring economic growth and employment through tax breaks and public investment.  The prospect of greater economic deceleration and credit contraction in the central economies cannot be discounted.  Such events can have a significant long term effect in Latin America and Argentina, primarily by limiting access to international credit, decreasing demand for Argentine exports and reducing foreign direct investment and other forms of investment in Argentina.  The deterioration in any area of the global economy, as well as the economic conditions in our principal regional partners, including the members of Mercosur, could have an adverse material effect on the Argentine economy and, indirectly, on our business, financial condition and results of operations.

Risks relating to the electricity distribution sector

The Argentine government has intervened in the electricity sector in the past, and is likely to continue intervening

To address the Argentine economic crisis in 2001 and 2002, the Argentine government adopted the Public Emergency Law and other resolutions, which made a number of material changes to the regulatory framework applicable to the electricity sector.  These changes, which severely affected electricity distribution companies, included the freezing of distribution margins, the revocation of adjustment and inflation indexation mechanisms and a limitation on charging our customers the increases of certain regulatory charges.  In addition, a new price-setting mechanism was introduced in the wholesale electricity market, which had a significant impact on electricity generators and has led to significant price mismatches between participants in our market.  The Argentine government continues to intervene in this sector, including granting temporary margin increases, proposing a new social tariff regime for residents of poverty-stricken areas, creating specific charges to raise funds that are transferred to government-managed trust funds that finance investments in distribution infrastructure and mandating investments for the construction of new generation plants and the expansion of existing transmission and distribution networks.  We cannot make assurances that these or other measures that may be adopted by the Argentine government will not have a material adverse effect on our business and results of operations or on the market value of our ADSs and Class B common shares or that the Argentine government will not adopt emergency legislation similar to the Public Emergency Law, or other similar resolutions, in the future that may further increase our regulatory obligations, including increased taxes, unfavorable alterations to our tariff structures and other regulatory obligations, compliance with which would increase our costs and have a direct negative impact on our results of operations.

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

Electricity demand has grown significantly in recent periods and may be affected by recent or future tariff increases, which could lead distribution companies, such as us, to record lower revenues

During the 2001 economic crisis, electricity demand in Argentina decreased due to the decline in the overall level of economic activity and the deterioration in the ability of many consumers to pay their electricity bills.  In the years following, however, electricity demand has experienced significant growth, increasing an estimated average of approximately 5.8% per annum from 2003 through 2008.  This increase in demand reflects renewed economic growth in Argentina and the relative low cost, in real terms, of electricity to consumers due to the freeze of distribution margins and the elimination of the inflation adjustment provisions in distribution concessions coupled with the devaluation of the Peso and inflation.  The executive branch of the Argentine government recently granted temporary increases in distribution margins, and we are currently negotiating further increases and adjustments to our tariff schemes with the Argentine government.  Although the recent increases in electricity distribution margins, which increased the cost of electricity to residential customers, have not had a significant negative effect on demand, we cannot make any assurances that these increases or any future increases in the relative cost of electricity (including increases on tariffs for residential users) will not have a material adverse effect on electricity demand or a decline in collections from customers which, in turn, may lead electricity distribution companies, such as us, to record lower revenues and results of operations than currently anticipated, and may have a material adverse effect on the market value of our ADSs and Class B common shares.

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

Risks relating to our business

Our business and prospects depend on our ability to negotiate further improvements to our tariff structure, including increases in our distribution margin

We are currently engaged in a Revisión Tarifaria Integral (integral tariff revision process, or RTI) with the ENRE.  The goal of the RTI is to achieve a comprehensive revision of our tariff structure, including further increases in our distribution margins and periodic adjustments based on changes in our cost base, to provide us with an adequate return on our asset base.  Although we believe the RTI will result in a new tariff structure, we cannot make assurances that the RTI will conclude in a timely manner or at all, or that the new tariff structure will effectively cover all of our costs and provide us with an adequate return on our asset base.  Moreover, the RTI could result in the adoption of an entirely new regulatory framework for our business, with additional terms and restrictions on our operations and the imposition of mandatory investments.  We also cannot predict whether a new regulatory framework will be implemented and what terms or restrictions could be imposed on our operations.  If we are not successful in achieving a satisfactory renegotiation of our tariff structure, our business, financial condition and results of operations may be materially adversely affected and the value of our Class B common shares and ADSs may decline.

We may not be able to adjust our tariffs to reflect increases in our distribution costs in a timely manner, or at all, which may have a material adverse effect on our results of operations

The Adjustment Agreement currently contemplates a cost adjustment mechanism for the transition period during which the RTI is being conducted.  This mechanism, known as the Cost Monitoring Mechanism (CMM), requires the ENRE to review our actual distribution costs every six months (in May and November of each year) and adjust our distribution margins to reflect variations of 5% or more in our distribution cost base.  We may also request that the ENRE apply the CMM at any time that the variation in our distribution cost base is at least 10% or more.  Any adjustments, however, are subject to the ENRE’s assessment of variations in our costs, and we cannot guarantee that the ENRE will approve adjustments that are sufficient to cover our actual incremental costs.  In the past, even when the ENRE has approved adjustments to our tariffs, there has been a lag from when we actually experience increases in our distribution costs and when we receive increased revenues following the corresponding adjustments to our distribution margins pursuant to the CMM.  Despite the adjustment we were granted under the CMM in October 2007 and, July 2008, we cannot make assurances that we will receive similar adjustments in the future.  If we are not able to recover all of these incremental costs or there is a significant lag time between when we incur the incremental costs and when we receive increased revenues, we may experience a decline in our results of operations, which may have a material adverse effect on the value of our ADSs and Class B common shares.

Our tariff adjustments may be subject to challenge by Argentine consumer and other groups

In November 2006, two Argentine consumer associations, Asociación Civil por la Igualdad y la Justicia (Civil Association for Equality and Justice, or ACIJ) and Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria (Consumers’ Cooperative for Community Action), brought an action against us and the Argentine government before a federal administrative court seeking to block the ratification of the adjustment of our tariffs on the grounds that the approval mechanism was unconstitutional.  Because the court dismissed these claims and ruled in our favor, in April 2008, the ACIJ filed another complaint challenging the procedures utilized by the Argentine congress in approving these adjustments.  In addition, in January 2009, the defensor del pueblo (Public Ombudsman) filed a complaint opposing the October 2008 adjustment to our tariffs, and naming us as a third-party defendant.  On January 27, 2009, the ENRE notified us of a preliminary injunction, as a result of the Ombudsman’s claim, pursuant to which we were ordered to refrain from cutting the energy supply to customers challenging the October 2008 tariff increase until a decision is reached with respect to the claim.  We and the Argentine government have appealed the injunction, the resolution of which is still pending as of the date of this annual report.  See “Item 8.  Financial Information—Legal Proceedings—Distribution—Proceedings challenging the renegotiation of our concession and — The preliminary injunction of the Public Ombudsman.”  We cannot make assurances regarding how these complaints will be resolved nor can we make assurances that other actions or requests for injunctive relief will not be brought by these or other groups seeking to reverse the adjustments we have obtained or to block any further adjustments to our distribution tariffs.  If these legal challenges are successful and prevent us from implementing tariff adjustments granted by the Argentine government, we could face a decline in collections from distribution customers, and a decline in our results of operations, which may have a material adverse effect on our financial condition and the market value of our ADSs and our Class B common shares.

We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our results of operations

We operate in a highly regulated environment and have been and in the future may continue to be subject to significant fines and penalties by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply.  After 2001, the amount of fines and penalties imposed on our company has increased significantly, which we believe is mainly due to the economic and political environment in Argentina following the recent economic crisis.  Although the Argentine government has agreed to forgive a significant portion of our accrued fines and penalties pursuant to the Adjustment Agreement and to allow us to repay the remaining balance over time, this forgiveness and repayment plan is subject to a number of conditions, including compliance with quality of service standards, reporting obligations and required capital investments.  As of December 31, 2008, our accrued fines and penalties totaled Ps. 331.6 million (taking into account our adjustment to fines and penalties following the ratification of the Adjustment Agreement).  If we fail to comply with any of these requirements, the Argentine government may seek to obtain payment of these fines and penalties by our company.  In addition, we cannot make assurances that we will not incur material fines in the future, which could have a material adverse effect on our results of operations.

If we are unable to control our energy losses, our results of operations could be adversely affected

Our concession does not allow us to pass through to our customers the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by our concession, which is, on average, 10%.  As a result, if we experience energy losses in excess of those contemplated by our concession, we may record lower operating profits than we anticipate.  Prior to the recent economic crisis, we had been able to reduce the high level of energy losses experienced at the time of the privatization to the levels contemplated (and reimbursed) under our concession.  However, during the economic crisis, our level of energy losses, particularly our non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, with it, the number of delinquent accounts and fraud.  Although we have been able to reduce our energy losses again in recent periods, these losses continue to exceed the 10% average loss factor in our concession.  Our energy losses amounted to 10.8% in 2008, 11.6% in 2007 and 11.1% in 2006.  We cannot make assurances that our energy losses will not grow in future periods, which may lead us to have lower margins and could adversely affect our results of operations and financial condition.

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

In 2008, the fines and penalties imposed on us by the ENRE amounted to Ps. 34.8 million, which represented 1.7% of our energy sales.  See “Item 4. Information on the Company—Our concession—Fines and penalties.”

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

We employ a largely unionized labor force and could be subject to an organized labor action

As of December 31, 2008, approximately 80% of our employees were union members and we have had an agreement in place with the two unions representing our employees since 1995.  Although our relations with unions are currently stable, we cannot make assurances that we will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues, especially in light of the social tensions generated in Argentina by the economic crisis.  We cannot make assurances that we will be able to negotiate salary agreements on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process.

We might incur material labor liabilities in connection with our outsourcing

We have outsourced a number of activities related to our business to third party contractors in order to maintain a flexible cost base that allows us both to maintain a lower cost base and respond more quickly to changes in our market.  We had approximately 3,029 third-party employees under contract with our company as of December 31, 2008.  Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.  If we are not able to prevail in any of these proceedings, we might be forced to incur material labor liabilities, which may have an adverse effect on our results of operations.

We currently are not able to effectively hedge our currency risk in full and, as a result, a devaluation of the Peso may have a material adverse effect on our results of operations and financial condition

Our revenues are collected in Pesos pursuant to tariffs that are not indexed to the U.S. Dollar, while a significant portion of our existing financial indebtedness is denominated in U.S. Dollars, which exposes us to the risk of loss from devaluation of the Peso.  We currently seek to hedge this risk in part by converting a portion of our excess cash denominated in Pesos into U.S. Dollars and investing those funds outside Argentina, as permitted by applicable Argentine Central Bank regulations, hedging the interest rate and exchange rate risk associated with certain peso denominated interest payments and entering currency forward contracts, but we continue to have substantial exposure to the U.S. Dollar.  We cannot make assurances that the Argentine government will continue to allow us to access the market to acquire U.S. Dollars in the manner we have done so to date.  Although we may also seek to enter into further hedging transactions to cover all or a part of our remaining exposure, we have not been able to hedge all of our exposure to the U.S. Dollar on terms we consider viable for our company.  If we continue to be unable to effectively hedge all or a significant portion of our currency risk exposure, a devaluation of the Peso may significantly increase our debt service burden, which, in turn, may have a material adverse effect on our financial condition and results of operations.  See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Our insurance may not be sufficient to cover certain losses

As of December 31, 2008, our physical assets are insured for up to U.S. $526.3 million.  However, we do not carry insurance coverage for losses caused by our network or business interruption, including loss of our concession.  Although we believe that our insurance coverage is commensurate with standards for the international electricity distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss.  If an accident or other event occurs that is not covered by our current insurance policies, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our results of operations and financial condition.

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

Risks relating to ADSs and our Class B common shares

Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADRs to receive dividends and distributions on, and the proceeds of any sale of, the Class B common shares underlying the ADSs

The Argentine government may impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina.  Argentine law currently permits the government to impose these kinds of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance.  Beginning in December 2001, the Argentine government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Central Bank, some of which are still in effect.  Among the restrictions that are still in effect are those relating to the payment prior to maturity of the principal amount of loans, bonds or other securities owed to non-Argentine residents, the requirement for Central Bank approval prior to acquiring foreign currency for certain types of investments and the requirement that 30% of certain types of capital inflows into Argentina be deposited in a non-interest-bearing account in an Argentine bank for a period of one year.  Although the transfer of funds abroad in order to pay dividends no longer requires Central Bank approval, restrictions on the movement of capital to and from Argentina such as the ones which previously existed could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of Class B common shares, as the case may be, from Pesos into U.S. Dollars and the remittance of the U.S. Dollars abroad.  We cannot make assurances that the Argentine government will not take similar measures in the future.  In such a case, the depositary for the ADSs may hold the Pesos it cannot convert for the account of the ADR holders who have not been paid.

Our ability to pay dividends is limited

In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, as set forth in our audited financial statements prepared in accordance with Argentine GAAP.  Our ability to pay dividends, however, is restricted pursuant to the indenture we entered into when we restructured our financial debt.  Pursuant to this indenture, our ability to pay dividends is limited at any time that our leverage ratio, as defined in the indenture, exceeds 2.5, unless we attain an international investment grade rating on our long term debt from an internationally recognized rating agency.  Our leverage ratio is defined in the indenture as our total indebtedness (without giving effect to the discount to net present value applied to our restructured debt) over EBITDA, as defined in the indenture.  EBITDA is defined in the indenture as our operating income plus amortization of intangible assets and non-current assets, depreciation of fixed assets and any other non-cash charges.  If our leverage ratio is greater than 2.5, we will only be able to pay dividends using a specified portion of our excess cash (as defined in the indenture), which ranges from 25% to 50% of our excess cash depending on our leverage ratio.  In addition, if our leverage ratio exceeds 3.5 we will not be able to pay any dividends to our shareholders.  We cannot make assurances that we will be able to generate excess cash under the indenture at any time or that our leverage ratio will allow us to pay dividends at any given time.  In addition, pursuant to the Adjustment Agreement, we have agreed not to pay dividends without the ENRE’s prior approval until we complete the integral tariff review process with the ENRE.  We cannot make assurances regarding when this process will be completed.

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

We believe we are the largest electricity distribution company in Argentina and one of the largest in Latin America in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2008.  We hold a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately seven million people.  As of December 31, 2008, we served 2,537,527 customers.  The following table shows the percentage of the electricity produced and sold by generating companies that was purchased by us in the periods indicated:

	Demand (GWh)
	Wholesale Electricity Market(1)	Edenor Demand(2)	Edenor Demand as a % of Wholesale Electricity Market
2008	105,959	20,863	19.7%
2007	102,950	20,233	19.7%
2006	97,590	18,700	19.2%

Source: Compañía Administradora del Mercado Mayorista Eléctrico, S.A. (CAMMESA)
(1)	Includes demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).
(2)	Calculated as electricity purchased by us and our wheeling system customers.

THE ARGENTINE ELECTRICITY INDUSTRY

Historical background

Electricity was first made available in Argentina in 1887 with the first public street lighting in Buenos Aires.  The Argentine government’s involvement in the electricity sector began in 1946 with the creation of the Dirección General de Centrales Eléctricas del Estado (General Directorate of Electric Power Plants of the State) to construct and operate electricity generation plants.  In 1947, the Argentine government created Agua y Energía Eléctrica S.A. (Water and Electricity, or AyEE) to develop a system of hydroelectric generation, transmission and distribution for Argentina.

In 1961, the Argentine government granted a concession to the Compañía Italo Argentina de Electricidad (Italian-Argentine Electricity Company, or CIADE) for the distribution of electricity in a part of the City of Buenos Aires.  In 1962, the Argentine government granted a concession formerly held by the Compañía Argentina de Electricidad (Argentine Electricity Company, or CADE) to Servicios Eléctricos del Gran Buenos Aires (Electricity Services of Greater Buenos Aires, or SEGBA), our predecessor, for the generation and distribution of electricity to parts of Buenos Aires.  In 1967, the Argentine government granted a concession to Hidroeléctrica Norpatagónica S.A. (Hidronor) to build and operate a series of hydroelectric generation facilities.  In 1978, CIADE transferred all of its assets to the Argentine government, following which CIADE’s business became government-owned and operated.

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

In 1991, as part of the economic plan adopted by former President Carlos Menem, the Argentine government undertook an extensive privatization program of all major state-owned industries, including within the electricity generation, transmission and distribution sectors.  In January 1992, the Argentine federal congress adopted the Regulatory Framework Law (Law No. 24,065), which established guidelines for the restructuring and privatization of the electricity sector.  The Regulatory Framework Law, which continues to provide the framework for regulation of the electricity sector since the privatization of this sector, divided generation, transmission and distribution of electricity into separate businesses and subjected each to appropriate regulation.

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

At the end of 2001 and beginning of 2002, Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in government policies.  See “Item 5. Operating and Financial Review and Prospects—Factors affecting our results of operations—Argentine economic conditions.” The crisis and the government’s policies during this period severely affected the electricity sector.  Pursuant to the Public Emergency Law that the Argentine Congress enacted to address the crisis, the Argentine government, among other measures:

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

These measures, combined with the devaluation of the Peso and high rates of inflation, had a severe effect on public utilities in Argentina, including our company.  Because public utilities were no longer able to increase tariffs to cover their cost increases, the impact of inflation on costs led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition.  Most public utilities had also incurred large amounts of foreign currency indebtedness under the fixed one-to-one Peso per Dollar exchange rate of the Convertibility regime and, following the elimination of the Convertibility regime and the resulting devaluation of the Peso, the debt service burden of these utilities increased sharply, which led many of these utilities to suspend payments on their foreign currency debt in 2002.  This situation caused many Argentine electricity generators, transmission companies and distributors to defer making further investments in their networks.  As a result, Argentine electricity market participants, particularly generators, are currently operating at near full capacity, which could lead to insufficient supply to meet a growing national energy demand.  In addition, the economic crisis and the resulting emergency measures had a material adverse effect on other energy sectors, including oil and gas companies, which has led to a significant reduction in natural gas supplies to generation companies that use this commodity in their generation activities.

The Argentine government has repeatedly intervened in and modified the rules of the wholesale electricity market since 2002 in an effort to address the electricity crisis generated by the economic crisis.  These modifications include the establishment of caps on the prices paid by distributors for electricity power purchases and the requirement that all prices charged by generators be calculated based on the price of natural gas (also regulated by the Argentine government) regardless of the fuel actually used in generation activities.  These modifications have created a huge structural deficit in the operation of the wholesale electricity market.  The Argentine government has made some attempts at correcting these problems, including proposing new rules to structure the wholesale electricity market in December 2004 and creating a special fund to finance infrastructure improvements in the energy sector in April 2006, but little progress has been made in advancing a system-wide solution to the problems confronting Argentina’s electricity sector.

The two new 800 MW combined cycle generators that the Argentine government long sought to construct in order to increase energy supply were partially completed and began generating 500MW each.  Once the combined cycle is closed and the generators are working at full capacity, they will generate 800MW each.  The costs of construction were financed with net revenues of generators derived from energy sales in the spot market and through specific charges from CAMMESA applicable to large users.  These funds have been deposited in the Fondo de Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (Fund for Investments Required to Increase Electricity Supply in the Wholesale Electricity Market, or FONINVEMEM).  We cannot assure you that the Argentine government will finalize the construction of these projects in a timely manner, or at all.

In September 2006 the Secretaría de Energía (Secretary of Energy) of the Ministerio de Planificación Federal, Inversión Pública y Servicios (Ministry of Federal Planning, Public Investment and Services) issued Resolution No. 1281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis.  This resolution seeks to create incentives for energy generation plants in order to meet increasing energy needs.  The resolution’s principal objective is to ensure that energy available in the market is used primarily to service residential users and those industrial and commercial users whose energy demand is at or below 300 kilowatts (kW) and who lack access to other viable energy alternatives.  To achieve this, the resolution provides that:

•
large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kW), such as us, will be authorized to secure energy supply up to their “base demand” (equal to their demand in 2005) by entering into term contracts; and

•
large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kilowatts) must satisfy any consumption in excess of their base demand with energy from the Energía Plus (Energy Plus) system at unregulated market prices.  The Energy Plus system consists of the supply of additional energy generation from new generation and/or generating agents, co-generators or auto-generators who are not agents of the electricity market or who as of the date of the resolution were not part of the wholesale electricity market.  Large users in the wholesale electricity market and large customers of distribution companies can also enter into contracts directly with these new generators or purchase energy at unregulated market prices through CAMMESA.

This new resolution will help us mitigate the risk of energy shortages due to a lack of electricity generation.  See “Business—Our concession—Our obligations.”

Regulatory authorities

The principal regulatory authorities responsible for the Argentine electricity industry are:

(1)	the Secretary of Energy of the Ministry of Federal Planning, Public Investment and Services, and

(2)	the Ente Nacional Regulador de la Electricidad (National Electricity Regulator, or the ENRE).

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

The ENRE is managed by a five-member board of directors appointed by the executive branch of the Argentine government.  Two of these five members are nominated by the Consejo Federal de la Energía Eléctrica (Federal Council on Electricity, or CFEE).  The CFEE is funded with a percentage of revenues collected by CAMMESA for each MWh sold in the market.  Sixty percent of the funds received by the CFEE are reserved for the Fondo Subsidiario para Compensaciones Regionales de Tarifas a Usuarios Finales (Regional Tariff Subsidy Fund for End Users), from which the CFEE makes distributions to provinces that have met certain specified tariff provisions.  The remaining forty percent is used for investments related to the development of electrical services in the interior regions of Argentina.

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

•
a spot market, in which prices are established on an hourly basis as a function of economic production costs, represented by the short-term marginal cost of production measured at the Ezeiza 500 kV substation, the system’s load center, and demand; and

•	a stabilization fund, managed by CAMMESA, that absorbs the differences between purchases by distributors at seasonal prices and payments to generators for energy sales at the spot price.

Operation of the wholesale electricity market

The operation of the wholesale electricity market is administered by the Compañía Administradora del Mercado Mayorista Eléctrico S.A. (Wholesale Electricity Market Administration Company, or CAMMESA).  CAMMESA was created in July 1992 by the Argentine government, which currently owns 20% of CAMMESA’s capital stock.  The remaining 80% is owned by various associations that represent wholesale electricity market participants, including generators, transmitters, distributors, large users and electricity brokers.

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

Generators

According to a recent report issued by CAMMESA, there are 42 generation companies in Argentina, most of which operate more than one generation plant.  As of December 31, 2008, Argentina’s installed power capacity was 26,148 MW.  Of this amount, 54% was derived from thermal generation, 42% from hydraulic generation and 4% from nuclear generation, provided by 30 private companies using conventional thermal equipment and hydraulic generation technology, 2 bi-national companies using hydraulic generation technology and 10 national and provincial companies using nuclear generation technology.  Private generators participate in CAMMESA through the Asociación de Generadores de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Generators, or AGEERA), which is entitled to appoint two acting and two alternate directors of CAMMESA.

Transmitters

Electricity is transmitted from power generation facilities to distributors through high voltage power transmission systems.  Transmitters do not engage in purchases or sales of power.  Transmission services are governed by the Regulatory Framework Law and related regulations promulgated by the Secretary of Energy.

In Argentina, transmission is carried at 500 kV, 300 kV, 220 kV and 132 kV through the national interconnection system.  The national interconnection system consists primarily of overhead lines and sub-stations (i.e., assemblies of equipment through which electricity delivered by transmission circuits is passed and converted into voltages suitable for use by end users) and covers approximately 90% of the country.  The majority of the national interconnection system, including almost all of the 500 kV transmission lines, has been privatized and is owned by Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (Transener), which is indirectly co-controlled by Pampa Energía S.A., a public company managed by Grupo Dolphin’s principals and our controlling shareholder.  Regional transmission companies, most of which have been privatized, own the remaining portion of the national interconnection system.  Supply points link the national interconnection system to the distribution systems, and there are interconnections between the transmission systems of Argentina, Brazil, Uruguay and Paraguay allowing for the import or export of electricity from one system to another.

Transmission companies also participate in CAMMESA by appointing two acting and two alternate directors through the Asociación de Transportistas de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Transmitters, or ATEERA).

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

Distributors participate in CAMMESA by appointing two acting and two alternate directors through the Argentine Association of Asociación de Distribuidores de Energía Eléctrica de la República Argentina (Electric Power Distributors, or ADEERA).

Large users

The wholesale electricity market classifies large users of energy into three categories: Grandes Usuarios Mayores (Major Large Users, or GUMAs), Grandes Usuarios Menores (Minor Large Users, or GUMEs) and Grandes Usuarios Particulares (Particular Large Users, or GUPAs).

Each of these categories of users has different requirements with respect to purchases of their energy demand.  For example, GUMAs are required to purchase 50% of their demand through supply contracts and the remainder in the spot market, while GUMEs and GUPAs are required to purchase all of their demand through supply contracts.

Large users participate in CAMMESA by appointing two acting and two alternate directors through the Asociación de Grandes Usuarios de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Large Users, or AGUEERA).

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

Seasonal Prices

The emergency regulations also made significant changes to the seasonal prices charged to distributors in the wholesale electricity market, including the implementation of a pricing ladder organized by level of customer consumption (which varies depending on the category of customer) charged by CAMMESA to distributors at a price significantly below the spot price charged by generators.  According to the current regulatory framework, the ENRE is required to adjust the seasonal price charged to distributors in the wholesale electricity market every six months.  However, between January 2005 and November 2008, the ENRE failed to make these adjustments.  In November 2008, the ENRE established new distribution tariffs as from October 1, 2008 and modified seasonal prices charged to distributors, including the consumption levels that make up the pricing ladder.

Prior to implementation of the emergency regulations, seasonal prices were determined by CAMMESA based on an estimate of the weighted average spot price that would be paid by the next generator that would come on-line to satisfy a theoretical increase in demand (marginal cost), as well as the costs associated with the failure of the system and several other factors.  CAMMESA would use a seasonal database and optimization models in determining the seasonal prices and would consider both anticipated energy supplies and demand, including, expected availability of generating capacity, committed imports and exports of electricity and the requirements of distributors and large users.

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

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund.  As of December 31, 2008, the stabilization fund deficit totaled Ps. 10,686 million.  This deficit has been financed by the Argentine government through loans to CAMMESA and with FONINVEMEM funds, but these continue to be insufficient to cover the differences between the spot price and the seasonal price.

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

HISTORY AND DEVELOPMENT OF THE COMPANY

We are a public service company incorporated as an Argentine sociedad anónima (limited liability corporation) on July 21, 1992 under the name Empresa Distribuidora Norte Sociedad Anónima.  We were incorporated as part of the privatization of the Argentine state-owned electricity utility, Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA).  In anticipation of its privatization, SEGBA was divided into three electricity distribution companies, including our company, and four electricity generation companies, and on May 14, 1992, the Argentine Ministry of Economy and Public Works and Utilities (currently the Ministry of Economy and Public Finance) approved the public sale of all of our company’s Class A shares, representing 51% of the capital stock of our company.

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

In September 2005, Dolphin Energía and IEASA acquired an indirect controlling stake in our company from EDFI.  Dolphin Energía and IEASA were at the time of such acquisition controlled by the principals of Grupo Dolphin, an Argentine advisory and consulting firm that carries out private equity activities.  On September 28, 2007, Pampa Energía acquired all the outstanding capital stock of Dolphin Energía and IEASA from the then current shareholders of these companies, in exchange for common stock of Pampa Energía.  Pampa Energía, which is managed by Grupo Dolphin’s principals, owns a 50% interest in the company that co-controls the principal electricity transmission company in Argentina, Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (Transener).  In addition, Pampa Energía has controlling stakes in five generation plants located in the Salta, Mendoza, Neuquén and Buenos Aires provinces (Hidroeléctrica Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Térmica Loma de la Lata and Central Piedra Buena).  See “Item 7. Major Shareholders and Related Party Transactions.”

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

On November 20, 2008, the Argentine Congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (National Social Security Agency, or ANSES) and eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES.  These transferred assets included 229,055,625 of our Class B shares, representing 25.3% of our capital stock.

BUSINESS OVERVIEW

Our strengths

We believe our main strengths are the following:

•
We believe we are the largest electricity distributor in Argentina in terms of number of customers and electricity sold (both in GWh and in pesos) in 2009.  We serve the largest number of electricity customers in Argentina, which at December 31, 2008 amounted to 2,537,527 customers.  Our electricity purchases, used to meet customer demand in our service area, accounted for approximately 19.7% of total electricity demand in the country in 2008.  As a result of being the largest electricity distributor in Argentina in terms of volume and customers, we have strong bargaining power with respect to many of our operating expenses, including salaries, and benefit from economies of scale.  We also actively participate in industry decision making bodies and are working closely with the Argentine government to address Argentina’s current energy challenges.

•
We distribute electricity to an attractive and diversified client base in a highly developed area of Argentina.  We operate on an exclusive basis in the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, which is one of Argentina’s largest industrial and commercial centers.  We have a highly concentrated, urban client base characterized by high purchasing power and low delinquency in payments of electricity bills (with an average of less than four days of past due bills outstanding).  Our geographically concentrated and urban client base also allows us to operate more efficiently with relatively lower distribution costs.  Finally, we have a balanced distribution of clients (residential, commercial, industrial).

•
We have substantial experience in the operation of electricity distribution systems with strong operating performance and efficiency for the characteristics of our concession area.  We have substantial experience in the operation of electricity distribution systems and have received multiple ISO certifications on our commercial, technical and administrative processes, including on the quality of our services and safety and environmental standards.  We were declared by the ENRE a self-operating business in 1997, which means we are not required to have a strategic operator conduct our business and allows us to act as an operator in other electricity businesses.  We believe that our energy losses are low compared to other electricity distribution companies in Latin America.  In addition, we have maintained what we believe are optimal levels of operating efficiency, with 997 customers per employee and 7,392.8 MWh sold per employee in 2008.

•
We have a well-balanced capital structure.  As of December 31, 2008, our financial debt amounted to U.S. $272.3 million, including U.S. $262.7 million principal amount of notes.  We have continued to strengthen our capital structure during 2009 acquiring through market purchases U.S. $30.2 million principal amount of Fixed Rate Par Notes due 2016 and U.S. $15.7 million principal amount of Senior Notes due 2017.

•
We have a stable, committed and seasoned management team.  Our management team has not changed significantly since 1992, despite the changes to and from foreign ownership of our company since our privatization.  In accordance with our concession, we are operating our electricity distribution business without the assistance of an external technical operator.  Our new controlling shareholder has maintained our management team, and added financial expertise.  We encourage internal promotion and provide training and other opportunities for our employees to continue to grow with our business.

Our strategy

Our goal is to continue to serve the strong demand in our concession area, while maximizing profitability and shareholder value.  We are seeking to realize this goal through the following key business strategies:

•
Complete our tariff renegotiation process.  Following the increase in our distribution margins charged to our non-residential customers agreed by the Argentine government in September 2005 and ratified by the executive branch in January 2007, our management is currently focused on completing our integral tariff revision process with the ENRE.  Our integral tariff proposal will include, among other factors, a recalculation of the compensation we receive for our distribution services based on a revision of our asset base and rate of return.  For this purpose, we will present a post-tax return on our gross asset base, which we estimate was 3.4% in 2008 (calculated on a gross asset base valued at Ps. 8.9 billion, which we calculate using the net book value of operating assets as of our most recent financial statements and adjusted for inflation), which we believe is still extremely low considering our annual post-tax return before the economic crisis in 2001.  Our average annual post-tax return on our gross asset base from 1997 through 2001 was 9.6%.

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

Our concession

By a concession dated August 5, 1992, the Argentine government granted us the exclusive right to distribute electricity within our concession area for a period of 95 years.  Our concession will expire on August 31, 2087 and can be extended for one additional 10-year period if we request the extension at least 15 months before expiration.  The Argentine government may choose, however, to grant us the extension on a non-exclusive basis.  The concession period was initially divided into an initial management period of 15 years expiring August 31, 2007, followed by eight 10-year periods.  However, the initial management period may be extended at our option, with the ENRE’s approval, for an additional 5-year period from the entry into force of the new tariff structure to be adopted under the integral tariff revision process.  We presented a request for such extension in May 2007 and on July 5, 2007, the ENRE, pursuant to ENRE resolution No. 467/2007, agreed to extend the initial management period for an additional five years from the date that the new tariff structure is adopted under the RTI.  The remaining 10-year periods will run from the expiration of the extension of the initial management period.

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

Pursuant to the Adjustment Agreement, the Argentine government granted us an increase of 28% in our distribution margin, which is effective retroactively as of November 1, 2005.  The Adjustment Agreement is intended to apply transitionally until we complete the RTI with the ENRE in accordance with the terms of the Adjustment Agreement.  See “Item 5. Operating and Financial Review and Prospects —Factors affecting our results of operations—Tariffs.” In addition, because the Adjustment Agreement is effective retroactively as of November 1, 2005, the ENRE applied the CMM retroactively in each of May and November 2006, the dates in each year on which the ENRE is required to apply the CMM.  In the May 2006 CMM, the ENRE determined that our distribution cost base increased by 8.032% (compared to the distribution cost base recognized in the Adjustment Agreement), and, accordingly, approved an equivalent increase in our distribution margin effective May 1, 2006.  This increase, when compounded with the 28% VAD increase granted under the Adjustment Agreement, results in an overall 38.3% increase in our distribution margins charged to our non-residential customers.  Also on February 13, 2007, the ENRE authorized us to bill our clients (excluding residential clients) the retroactive portion of the 38.3% increase (corresponding to the period from November 2005 to January 2007), which amounted to Ps. 218.6 million and which we have continued to invoice in 55 monthly installments since February 2007.  As of December 31, 2008, we had invoiced Ps. 99.7 million of the total amount.

In October 2007, the Argentine Secretary of Energy published Resolution No 1037/2007, which granted us an increase of 9.63% to our distribution margins to reflect an increase in our distribution cost base for the period from May 1, 2006 to April 30, 2007, compared to the recognized distribution cost base as adjusted by the May 2006 CMM. However, this increase was not incorporated into our tariff structure, and, instead, we were allowed to retain the funds that we are required to collect and transfer to the PUREE to cover this CMM increase and future CMM increases.  In November 2007, we began accounting the retroactive portion of the May 2007 CMM increase for the period from May 1, 2007 to October 31, 2007, which amounted to Ps. 49.6 million.

In July 2008, we obtained an increase of approximately 17.9% to our distribution margin, which we incorporated into our tariff structure. This increase represented the 9.63% CMM increase corresponding to the period from May 2006 to April 2007 and the 7.56% CMM increase corresponding to the period from May 2007 to October 2007. These CMM adjustments were included in our tariff structure as of July 1, 2008 and resulted in an average increase of 10% for customers in the small commercial, medium commercial, industrial and wheeling system categories and an average increase of 21% for residential customers with bimonthly consumption levels over 650 kWh.  In addition, the ENRE authorized us to be reimbursed for the retroactive portion of the 7.56% CMM increase for the period between November 2007 and June 2008, from the PUREE funds.

Furthermore, we requested an additional increase to our distribution margins under the CMM to account for fluctuations in the distribution cost base for the period from November 2007 to April 2008, in comparison to the distribution cost base recognized by the CMM in November 2007.  The ENRE adopted Resolution No 81.399, which authorized a 5.79% increase under the CMM.  As of the date of this annual report, the ENRE has not approved a new tariff scheme including this tariff increase nor has it authorized us to recover these increases from other sources of payment (such as PUREE), as we have been authorized to do in the past.

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

Currently, the RTI has not yet been completed and although we are currently in discussions with the Argentine government regarding the RTI, we cannot predict when or how the RTI will be implemented.

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

We divide our concession area into the following operating territories:

Operating territory	Districts
Morón	Morón, Ituzaingó, Hurlingham, Merlo, Marcos Paz, Las Heras and La Matanza
Norte	Ciudad de Buenos Aires, San Martín and Tres de Febrero
Olivos	Vicente López, San Isidro, San Fernando, Tigre and Escobar
Pilar	Moreno, Gral, Rodríguez, Pilar, Malvinas Argentinas, J.C. Paz and San Miguel

The table below sets forth certain information relating to our operating territories as of and for the period ended December 31, 2008:

Operating territory	Area (km2)	Customers (in thousands)		% of Sales
Morón	1,761	876.0	34.5%	37.5%
Norte	164	742.8	29.3%	32.5%
Olivos	1,624	411.3	16.2%	12.8%
Pilar	1,088	507.5	20.0%	17.2%
Total	4,637	2,537.6	100%	100%

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

The following table sets forth the frequency and duration of interruptions of our service in the periods indicated:

	Year ended December 31,
	2008	2007	2006	2005	2004	2003
Average frequency of interruptions	4.10	3.47	2.81	3.38	2.63	3.19
Average duration of interruption (in hours)	8.31	6.59	5.01	5.10	4.31	4.70

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

Fines and penalties for violations of public safety and reporting violations are deposited in the Reserva de Fondos de Terceros del ENRE (Third Party Reserve Fund of the ENRE) in an account in the Banco Nación.  Payments accrue in that account until the account reaches Ps. 3 million and then, with the ENRE’s authorization, the amount is proportionally distributed among our customers.

When we entered into the Adjustment Agreement in September 2005, the ENRE granted us a payment plan in respect of approximately Ps. 116 million of our accrued fines and penalties and agreed, subject to the condition that we meet the quality standards and capital expenditure requirements specified in the Adjustment Agreement, to forgive approximately Ps. 58 million of our accrued fines and penalties.  Because the Adjustment Agreement was not ratified until January 2007, we have recalculated the amounts of accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement as well as the amounts subject to forgiveness.  In addition, we were also required to make an adjustment as of December 31, 2006, totaling Ps. 47.0 million to the accrued fines and penalties under the payment plan in order to reflect the increase to our VAD pursuant to the Adjustment Agreement, and we will be required to make further adjustments to our payment plan to reflect the impact of future increases in our distribution margins, including the CMM adjustments.  For the years ended on December 31, 2008 and 2007, we recorded adjustments of Ps. 17.2 million and Ps. 18.1 million, respectively, to reflect CMM adjustments.  We estimate that the ENRE will forgive approximately Ps. 71.4 million of our accrued fines and penalties upon the completion of the RTI, and that we will be required to pay approximately Ps. 260.2 million in accordance with the payment plan provided for in the Adjustment Agreement.  This payment plan allows us to repay these fines and penalties in fourteen semiannual installments commencing after a 180-day grace period from the date the RTI comes into effect.

In 2008, the fines and penalties imposed on us by the ENRE amounted to Ps. 34.8 million, which represented 1.7% of our energy sales.  As of December 31, 2008 our accrued fines and penalties imposed by the ENRE amounted to Ps. 331.6 million.

The following table shows the adjustments to our accruals for potential ENRE fines and penalties, including current fines and penalties and adjustments to past fines due to increases in our tariffs pursuant to the Adjustment Agreement, for the periods specified:

	Year ended December 31,
	(in millions of Pesos)
	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Accruals at beginning of year	281.4	241.1	169.7	99.3	63.4	49.0	19.0	13.6	17.4	11.0
ENRE Fines and Penalties	34.8	23.9	25.2	72.7	36.0	14.6	31.7	16.4	13.6	14.8
Quality of Technical Service	15.2	7.0	10.4	4.9	4.7	3.2	5.6	5.2	4.0	4.9
Quality of Technical Product	3.0	0.9	0.6	1.1	6.9	6.5	5.5	2.9	2.9	1.8
Quality of Commercial Service	1.6	1.1	1.2	—	1.2	0.5	1.5	1.7	0.9	0.6
Public Safety	11.6	10.3	6.7	25.4	10.9	2.0	4.9	4.2	6.3	2.7
Transport Technical Function	0.3	0.2	0.4	—	0.2	0.2	0.2	—	0.3	0.3
Reporting Violations	2.9	4.4	5.6	33.7	12.2	1.7	4.9	1.9	(0.2)	2.2
Others	—	—	0.2	7.5	—	0.4	9.0	0.5	(0.5)	2.2
Less: Paid during period:
Quality of Technical Service	—	—	—	1.6	—	—	0.9	3.3	5.6	5.6
Quality of Technical Product	—	—	—	—	—	—	—	2.3	4.2	1.0
Quality of Commercial Service	—	1.5	0.4	0.1	0.1	0.1	0.3	1.4	1.0	0.5
Public Safety	1.5	—	—	—	—	—	—	2.1	6.1	1.2
Transport Technical Function	—	0.1	0.3	—	—	0.1	0.3	0.2	0.5	0.1
Others	—	—	—	0.6	—	—	—	1.8	—	—
Total paid during period	1.6	1.7	0.7	2.4	0.1	0.2	1.6	11.1	17.4	8.4
Plus: Adjustment to fines and penalties pursuant to the ratification of the Adjustment Agreement	17.2	18.1	47.0	—	—	—	—	—	—	—
Accruals at year-end	331.6	281.4	241.1	169.7	99.2	63.4	49.0	19.0	13.6	17.4

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

Our network

As of December 31, 2008, the system through which we supply electricity was composed of 68 Sub-Stations of high/high voltage, high/high/medium voltage, high/medium voltage, representing 13,154 MVA of transformer capacity and 1,364 kilometers of high-voltage power lines 220 kV and 132 kV.  The distribution system of medium/low voltage was comprised of 14,429 transformers of medium/low voltage, representing 5,369 MVA of transformer capacity, 8,890 kilometers of medium-voltage power lines 33 and 13.2 kV and 24,445 kilometers of low-voltage power lines 380 V.

The following table provides certain information concerning our transmission and distribution system as of the dates presented:

	At December 31,
	2008	2007	2006
Kilometers of transmission lines
High voltage	1,364	1,338	1,310
Medium voltage	8,890	8,806	8,719
Low voltage	24,445	23,910	23,753
Total	34,699	34,054	33,782

Transformer capacity (MVA)
High voltage/high voltage	7,048	7,128	7,128
High voltage/medium voltage	6,106	5,866	5,746
Medium voltage/low voltage and medium voltage/medium voltage	5,369	5,136	4,950
Total	18,523	18,130	17,824

Access is provided from points of connection with the national interconnection grid, (500 kV-220 kV Rodríguez, 220 kV Ezeiza) and from the local Puerto and Costanera power plants.  Our transmission and subtransmisson system (“HV System”) is composed of the 220kV and 132kV head sub-stations: Casanova, Matanza, Ramos Mejía, Morón, Agronomía, Puerto Nuevo, Nuevo Puerto, Malaver, Colegiales, Edison, Matheu, Talar and Zappalorto.

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

We are currently working with the Argentine government and Edesur to construct two new entry points for our network, the first named “Oscar Smith” (previously called “Norte”) and the other “Puerto Nuevo-Malaver-Costanera”.  These new entry points would significantly improve the quality and reliability of our network.  On April 4, 2008, we entered into an agreement with the Minsterio de Planificación Federal, Inversión Pública y Servicios (the Ministry of Federal Planning, Public Investment and Services) to build the new 500/220 kV “Oscar Smith” transformer station at the Partido de Tigre.  This new transformer station will serve to connect our network with the Sistema Argentino de Interconexión (Argentine Interconnection System, or SADI).  We believe that this new entry point will allow us to meet the increasing energy demands in the medium and long term throughout our concession area.  See “Item 5.  Operating and Financial Review and Prospects—Factors affecting our results of operations—Demand—Capacity demand.”

Systems

In 2006, we launched a phased plan to update critical systems and components, which was completed in 2007.  In 2008, we have been working on the following projects:

•	We completed an upgrade of all of our information systems to a new generation of equipment with new versions of Windows and MS Office;

•
In May 2008, we contracted with Oracle for the acquisition of CC&B (Customer Care & Billing) software for the complete renewal of our commercial systems. The project began in August 2008 and is scheduled to conclude in the first half of 2010;

•
We are finalizing the implementation of the Nexus GIS-Scada system, which has allowed us to connect all of our substations to a supervisory control and data acquisition system. The GIS system permits the association of cartographic information with information on our database;

•	We are implementing several projects to update and enhance certain software programs and tools in order to facilitate compliance with Sarbanes-Oxley rule 404;

•	We completed a thorough modernization of our accounting systems, including an update to our SAP system and the revamping of our internal accounting procedures;

•	We launched a printer renting project, which will allow us to replace all our printers, most of which are obsolete, resulting in a expected supplies savings.

Customers

The following graph shows the evolution of our customer base through December 31, 2008:

As of December 31, 2008, we served 2,537,527 customers.  We define a “customer” as one meter.We classify our customers pursuant to the following tariff categories:

•	Residential (T1-R1 to R9): residential customers whose peak capacity demand is less than 10kW. In 2008, this category accounted for approximately 40% of electricity sales.

•	Small commercial (T1-G1 and T1-G2): commercial customers whose peak capacity demand is less than 10kW. In 2008, this category accounted for approximately 8% of electricity sales.

•	Medium commercial (T2): customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW. In 2008, this category accounted for approximately 9% of electricity sales.

•
Industrial (T3): industrial customers whose peak capacity demand is equal to or greater than 50kW.  This category is applied to high-demand customers according to the voltage at which each customer is connected.  The voltage ranges included in this category are the following: (i) Low Voltage (LV): voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV.  In 2008, this category accounted for approximately 18% of our electricity sales.  This category does not include customers who purchase their electricity requirements directly through the wholesale electricity market under the wheeling system.

•
Wheeling System: large users who purchase their electricity requirements directly from generation or broker companies through the wholesale electricity market.  These tariffs follow the same structure as those applied under the Industrial category described above.  As of December 31, 2008, the total number of such large users was 626, and in 2008 this category represented approximately 20% of our electricity sales.

•
Others: public lighting (T1-PL) and shantytown customers whose peak capacity demand is less than 10kW.  In 2008, this category accounted for approximately 5% of electricity sales.  See “—Framework agreement (Shantytowns).”

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

Residential (Tariff 1-R):

•	Tariff 1-R1: bimonthly energy demand less than or equal to 300 kWh

•	Tariff 1-R2: bimonthly energy demand greater than 301 kWh

•	Tariff 1-R3: bimonthly energy demand greater than 651 kWh and less than 800 kWh.

•	Tariff 1-R4: bimonthly energy demand greater than 801 kWh and less than 900 kWh.

•	Tariff 1-R5: bimonthly energy demand greater than 901 kWh and less than 1000 kWh.

•	Tariff 1-R6: bimonthly energy demand greater than 1001 kWh and less than 1200 kWh.

•	Tariff 1-R7: bimonthly energy demand greater than 1201 kWh and less than 1400 kWh.

•	Tariff 1-R8: bimonthly energy demand greater than 1401 kWh and less than 2800 kWh.

•	Tariff 1-R9: bimonthly energy demand greater than 2800 kWh.

Small commercial (Tariff 1-G):

•	Tariff 1-G1: bimonthly energy demand less than or equal to 1600 kWh

•	Tariff 1-G2: bimonthly energy demand greater than 1600 kWh but less than or equal to 4000 kWh

•	Tariff 1-G3: bimonthly energy demand greater than 4000 kWh

Medium commercial customers (Tariff T2) are billed a fixed charge based on a fixed amount of capacity that is payable monthly and a variable charge based on each unit of energy consumed.

Industrial customers (Tariff T3) are billed two monthly fixed charges based on capacity during peak hours and non-peak hours and three variable charges for each unit of energy consumed, which charges vary based on whether the unit was consumed during peak hours (from 6 p.m.  to 11 p.m.), horas de valle (valley hours, from 11 p.m.  to 5 a.m.) or during the remaining hours of the day (from 5 a.m.  to 6 p.m.).

Public lighting customers are billed a monthly variable energy charge based on each unit of energy consumed.

The table below shows the number of our customers per category at the dates indicated.

	At December 31,
	2008	2007	2006	2005
Residential	2,206,847	2,162,586	2,118,447	2,084,713
Small commercial	295,827	292,617	293,162	287,567
Medium commercial	28,397	28,676	27,414	26,157
Industrial	5,437	5,217	5,067	4,615
Wheeling system	626	569	507	704
Other*	393	399	392	385
Total	2,537,527	2,490,064	2,444,989	2,404,141

*	Represents public lighting and shantytown customers.

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

Since 1992, many procedures have been established to reduce delinquency and make collection possible.  Our Commercial Department oversees the strict observance of such procedures.

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

Energy losses

Energy losses are equivalent to the difference between energy purchased and energy sold and may be classified as technical and non-technical losses.  Technical losses represent the energy that is lost during transmission and distribution within the network as a consequence of natural heating of the transformers and conductors which transmit the electricity from the generating plants to the customers.  These losses typically increase in proportion to the amount of energy volume distributed (as has been the case for us in recent years).  Technical losses are normal for any energy distributor and cannot be completely eliminated but can be reduced by improvements in the network.  We believe that the level of technical losses is approximately 7% in countries with distribution networks similar to ours.  Non-technical losses represent the remainder of our energy losses and are primarily due to illegal use of our services and administrative and technical errors.

Energy losses require us to purchase additional energy to satisfy apparent demand, thereby increasing costs.  Furthermore, illegally tied-in customers typically consume more electricity than the average level of consumption for their category.  We are unable to recover from customers the cost of electricity purchased beyond the loss factor established as 10% (on average) pursuant to our concession.  The reduction of energy losses therefore reduces the amount of energy that we have to purchase to satisfy apparent demand but cannot invoice, and increases the amount of electricity actually sold.

At the time of privatization of the electricity sector in 1992, our total energy losses were approximately 30%.  At that time, our non-technical losses were estimated at 21%, with over half of that amount due to fraud and illegal use of our service.  In response to the high level of losses, we implemented a loss reduction plan in 1992 which emphasized accurate measurement of energy consumption through periodic inspections, reduction of administrative errors, regularization of shanty towns, reduction of illegal direct connections, provision of services to shantytowns and reduction of technical losses.

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

At present, our goal is to maintain our energy losses at an optimal level, taking into account the cost of reducing such losses and the level at which we are reimbursed for the cost of these losses under our concession.  Our procedures for maintaining an optimal level of losses are focused on improving collections to ensure that customers pay for all the energy that they consume and making investments in our network to control technical losses.  To reduce the theft of electricity we have implemented vigilance and special technologies, such as much higher networks that cannot be reached using normal ladders, shields close to the electricity posts, concentric cables, shielded meters and suspension of electricity service, among other remedies.  We are experimenting with other programs including teaching low-income customers how to ration their consumption, providing low-income customers with the option of paying in installments and the installation of 4,800 prepaid meters.  We also plan to encourage, through subsidies, the installation of special low-energy lamps.  A final decision with respect to the implementation of these energy sales measures on a large scale is currently under evaluation by the ENRE.  In addition, the national government has implemented a program through PUREE to distribute low energy consumption lamps to our clients through agreements with local municipalities.  In 2008, over 1,350,000 of such lamps were distributed to our clients through this program.

The following table illustrates our estimation of the approximate breakdown between technical and non-technical energy losses experienced in our concession area in the last ten years.

	Year ended December 31,
	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Technical losses	9.8%	9.6%	8.6%	8.3%	8.1%	8.0%	7.8%	7.5%	7.3%	8.0%	7.9%
Non-technical losses	1.0%	2.0%	2.5%	2.7%	3.4%	4.7%	4.5%	3.6%	2.7%	2.2%	2.7%
Total losses	10.8%	11.6%	11.1%	11.0%	11.5%	12.7%	12.3%	11.1%	10.0%	10.1%	10.6%

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

In October 2003, we, together with Edesur and Edelap, signed a new framework agreement with the Argentine government and the Province of Buenos Aires, which was applicable retroactively as of September 2002 and was to expire on the earlier of December 31, 2006 or the full regularization of electricity supply to the shantytowns.  Under this 2003 framework agreement, we are compensated for the service we provide to shantytowns by a commission formed in each shantytown that collects funds from residents of the shantytown.  In addition, we are compensated separately by the municipality in which each shantytown is located, and, if there is any payment shortfall, by a special fund which the Argentine government, and the Province of Buenos Aires support.  Specifically, the Argentine government contributes an amount equal to 21% and the Province of Buenos Aires contributes an amount equal to 15.5% of the compensation, net of taxes, paid by those customers with payment problems and meter irregularities who have been regularized under the framework agreement.  Under the framework agreement, we may also suspend service to regularized clients for lack of payment.

In October 2006, we and the Province of Buenos Aires entered into a payment plan agreement with respect to amounts owed to us by the Province of Buenos Aires under the framework agreement with respect to periods prior to 2007.  Pursuant to the payment plan agreement, we submitted a statement of claims owed to us for the service we provided in low-income and shantytown areas between September 2002 and June 2006.  The Province of Buenos Aires verified these claims in accordance with the terms of the framework agreement and began paying these claims in 18 equal consecutive monthly installments.  Furthermore, as part of the payment plan agreement, the Province of Buenos Aires agreed to pay the first six installments of our claims, irrespective of whether verification of such claims had taken place, and to pay any amounts corresponding with the services we provided to low-income areas and shantytowns during the second half of 2006.  We agreed to waive our right to interest accrued on outstanding amounts owed to us under the framework agreement, provided the Province of Buenos Aires complies with its obligations under the payment plan.  As of December 31, 2008, the Government of the Province of Buenos Aires owed us Ps. 2.3 of the total amount due under this new agreement.

On June 23, 2008, we signed an amendment to the framework agreement with the Argentine government, the Province of Buenos Aires and the other national electric distributors agreeing to extend the framework agreement for four years from January 1, 2007.  The Argentine government ratified the amendment on September 22, 2008 and the Province of Buenos Aires ratified it on May 15, 2009.  Throughout this process, we have continued to supply energy to the shantytowns.

Our receivables for amounts accrued but not yet paid for the supply of energy to shantytowns under the framework agreement amounted to Ps. 49.4 million as of December 31, 2008 and Ps. 29.1 million as of December 31, 2007.

Insurance

As of December 31, 2008, we are insured for loss or damage to property, including damage due to floods, fires and earthquakes covering amounts up to U.S. $526.3 million, with the following deductibles:

•	transformers, with a deductible of U.S. $100,000 to U.S. $500,000 (depending on the capacity);

•	equipment of sub-stations (not including transformers), with a deductible of U.S. $50,000.

•	commercial offices, with a deductible of U.S. $1,500 for each office.

•	deposits and other properties, with a deductible of U.S. $25,000; and,

•	terrorist acts up to U.S. $10 million, with a deductible of U.S. $50,000.

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

Environmental management

In Argentina, the national government, the provinces and the government of the City of Buenos Aires are entitled to legislate on natural resources and environmental protection issues.  The 1994 Constitution reaffirms this principle, assigning to the Argentine federal government the establishment of broad environmental guidelines and to the provinces the duty to implement the necessary legislation to attain national environmental goals.  The environmental policy for the electricity market is formulated by the Secretary of Energy and implemented by the ENRE.  Areas regulated by the ENRE include the tolerance level for electromagnetic fields, radio interference, voltage of contact and pass, liquid spills, disposal and handling of solid wastes, noise and vibration admissible levels and use, and the transport on and storage of toxic substances, including polychlorinated biphenil (PCB), a viscous substance which was historically used to lubricate electrical transformers.  The Argentine Environmental Law requires that we eliminate the PCB in our transformers before the end of 2010.

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

On October 19, 1999, the Instituto Argentino de Normalización (the Argentine Institute of Normalization) certified that we have an Environmental Management System that is in accordance with the requirements of the standards set by the International Standardization Organization (ISO) as specified in its release, ISO 14001, which relates specifically to environmental management systems.  This certification is reaffirmed on an annual basis, most recently as of November 2008.

Argentine law requires all persons whose activities risk environmental damage, such as us, to obtain environmental insurance up to a certain minimum coverage or set aside funds in an environmental restoration fund to pay for environmental liabilities that may arise.  As of the date of this annual report, the Superintendencia de Seguros de la Nación (the Superintendent of Insurance) has only approved one environmental insurance policy that meets with the legal requisites.  We have explored the possibility of setting up an environmental restoration fund, yet it is not clear what the appropriate size or scope of the fund would be.  We continue to consult with leading insurance companies to evaluate our alternatives.  We have conducted a review of the possible impact and effects our activities might have on the environment, and we have implemented certain preventative measures and operational controls as a result.  We also have an environmental emergency plan that details the steps that would be taken in the case our operations resulted in any environmental damage.

Seasonality

For a discussion of seasonality of demand see “Item 5. Operating and Financial Review and Prospects—Demand—Seasonality of Demand.”

PROPERTY, PLANT AND EQUIPMENT

Our main properties are transmission lines, substations and distribution networks, all of which are located in the northwestern area of the greater Buenos Aires metropolitan area and the northern area of the City of Buenos Aires.  Substantially all of our properties are held in concession to provide the electricity distribution service, which, by nature, is considered to be an essential public service.  In accordance with Argentine legislation and court precedents, assets which are affected to rendering an essential public service are not subject to attachment or attachment in aid of execution and therefore, enforcement of judgments against us may be substantially limited.  The net book value of the property, plant and equipment recorded on our balance sheet as of December 31, 2008 was Ps. 3,256.7 million.  The net book value of the property, plant and equipment recorded on our balance sheet as of December 31, 2007 and 2006 was Ps. 3,092.7 million and  Ps. 2,925.4 million, respectively.

Our gross asset base represents property, plant and equipment related to our distribution services.  Because our total property, plant and equipment represents substantially the same assets, but calculated at historical cost as adjusted by inflation through February 2003, we believe the inflation-adjusted value of our property, plant and equipment is an accurate measure of our asset base for purposes of calculating our return on our assets.  See “Item 5. Operating and Financial Review and Prospects—Factors affecting our results of operations—Tariffs—Distribution margin or value-added for distribution (VAD)—Revisión Tarifaria Integral (Integral Tariff Revision, or RTI).” The last adjustment for inflation to our property, plant and equipment was registered in February 2003 in accordance with Argentine GAAP.  Accordingly, we estimate the effects of inflation on our property, plant and equipment for periods after February 2003 for purposes of determining the value of our gross asset base in connection with our concession.  See Note 2 to our audited financial statements included elsewhere in this annual report.

Item 4A.                      Unresolved Staff Comments

None.

Item 5.                Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006.  Our audited financial statements have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP.  Note 27 to our audited financial statements included elsewhere in this annual report provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2008, 2007 and 2006 and for the years then ended.  Our financial statements have not been adjusted for inflation after February 28, 2003, in accordance with Argentine GAAP.  See “Item 3. Key Information—Selected financial data.”

OPERATING RESULTS

We distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers, with a population of approximately seven million people.  Pursuant to our concession, we have the exclusive right to distribute electricity to all users within our concession area, including to wholesale electricity market participants.  At December 31, 2008, we had 2,537,527 customers.

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

If we fail to comply with the obligations under our concession, we may become subject to fines and penalties imposed by the ENRE.  Some of these fines and penalties are payable by granting credits or bonuses to our customers to offset a portion of their electricity charges.  Fines and penalties that are not directly related to our customers, such as fines for public safety violations, are paid directly to the ENRE.  We deducted approximately Ps. 34.8 million in fines and penalties from our revenues in 2008, Ps. 23.9 million in 2007 and Ps. 25.2 in 2006.  We have incurred significantly higher levels of fines and penalties in recent years, which we believe is due mainly to the political and economic situation in Argentina during these years, as evidenced by the significant increase in fines that we believe are subject to greater discretion on the part of the authorities, such as fines for inconsistencies in technical reports and public safety violations.  In September 2005, we entered into an agreement with the Argentine government, which was formally re-executed in February 2006 and ratified in January 2007, pursuant to which the Argentine government has agreed, subject to certain conditions, to forgive approximately one-third of our accrued and unpaid fines and penalties and grant us a payment plan for the remainder of these fines and penalties, which will be adjusted for future increases in our distribution margins, if any.  See “Item 4. Information on the Company—Our concession —Fines and penalties.”

The following table sets forth the composition of our net sales for the periods indicated:

	Year ended December 31,
	2008		2007		2006
	(in millions of Ps. )
Energy sales (1)	Ps.	2,000.8	Ps.	1,972.7	Ps.	1,372.5
Fines and penalties		(34.8)		(23.9)		(25.2)
Net energy sales		1,966.0		1,948.7		1,347.3
Late payment charges		17.8		17.1		12.6
Connection charges		3.7		4.0		2.6
Reconnection charges		2.2		1.4		1.6
Pole leases		10.5		10.7		14.3
Net sales	Ps.	2,000.2	Ps.	1,981.9	Ps.	1,378.3

(1)
Energy sales for 2007 include the retroactive portion of the February 2007 VAD increase, which amounts in aggregate to Ps. 218.6 million and is being invoiced in 55 consecutive monthly installments.  We began invoicing these installments in February 2007 and, as of December 31, 2008, we had invoiced Ps. 99.7 million of this amount.

The following tables show our energy sales by category of customer (in GWh and in Pesos) for the periods indicated:

	Year ended December 31,
	2008		2007		2006		2005		2004
	(in GWh)
Residential	7,545	41%	7,148	40%	6,250	38%	5,819	37%	5,413	37%
Small commercial	1,530	8%	1,485	8%	1,433	9%	1,387	9%	1,322	9%
Medium commercial	1,597	9%	1,552	9%	1,446	9%	1,354	9%	1,293	9%
Industrial	3,277	18%	3,628	20%	3,364	20%	3,195	20%	3,685	25%
Wheeling system(1)	3,700	20%	3,111	17%	3,211	19%	2,984	19%	2,100	14%
Others:
Public lighting	644	3%	643	4%	650	4%	642	4%	646	4%
Shantytowns	304	2%	301	2%	261	2%	279	2%	275	2%
Others(2)	19	—	19	—	18	—	17	—	18	—
Total	18,616	100%	17,886	100%	16,632	100%	15,677	100%	14,752	100%

(1)
Wheeling charges represent our tariffs for large users, which consist of a fixed charge for recognized technical losses and a charge for our distribution margins but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

(2)	Represents energy consumed internally by our company and our facilities.

	Year ended December 31,
	2008(2)			2007(1)			2006			2005			2004
	(in millions of Pesos)
Residential	Ps.	575.8	30%	Ps.	488.7	29%	Ps.	445.4	32%	Ps.	421.8	32%	Ps.	395.7	35%
Small commercial		307.7	16%		276.5	16%		202.7	15%		197.2	15%		150.3	13%
Medium commercial		317.4	17%		288.1	17%		216.5	16%		204.1	16%		159.0	14%
Industrial		498.2	26%		481.9	28%		376.8	27%		358.6	27%		325.4	29%
Wheeling system(3)		113.6	6%		84.9	5%		60.7	4%		57.1	4%		35.4	3%
Others:
Public lighting		55.9	3%		55.2	3%		46.9	4%		46.3	4%		42.0	4%
Shantytowns and others		47.6	2%		29.1	2%		23.6	2%		26.0	2%		13.1	1%
Total		1,916.2	100%		1,704.4	100%	Ps.	1,372.5	100%	Ps.	1,311.0	100%	Ps.	1,120.9	100%

(1)
Does not include the retroactive portion (Ps. 218.6 million ) of our February 2007 VAD increase, of which we have invoiced Ps. 99.7 million as of December 31, 2008, and the CMM adjustment for the period May 2006 – April 2007, applicable as of May 1, 2007 and collected through PUREE funds, for a total amount of Ps. 49.6 million.

(2)	Does not include CMM adjustment collected through PUREE funds, which amount to Ps. 84.6 million.
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

Argentine Economic Conditions and Inflation

Because a substantial portion of our operations, facilities and customers are located in Argentina, we are affected by general economic conditions in the country.  In particular, the general performance of the Argentine economy affects demand for electricity, and inflation and fluctuations in currency exchange rates affect our costs and our margins.  Inflation primarily affects our business by increasing operating costs, while at the same time reducing our revenues in real terms.

In December 2001 Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in government policies.  The crisis and the government’s policies during this period severely affected the electricity sector, as described below.  Although over the past five years the Argentine economy has recovered significantly from the crisis and the business and political environment has been largely stabilized, the Argentine government has only recently begun to address the difficulties experienced by the Argentine electricity sector as a result of the crisis and its aftermath.  However, we believe that the current recovery and the recent measures adopted by the Argentine government in favor of the electricity sector, such as incentives for the construction of additional generation facilities and the creation of fiduciary funds to further enhance generation, transmission and distribution of electricity throughout the country, have set the stage for growth opportunities in our industry.

The following table sets forth key economic indicators in Argentina during the years indicated:

	Year ended December 31,
	2008	2007	2006	2005	2004
Real GDP (% change)	7.0	8.7	8.5	9.2	9.0
Nominal GDP (in millions of Pesos)	1,038,188	812,456	654,413	531,939	447,643
Real Consumption (% change)	6.7	8.8	7.4	8.5	8.3
Real Investment (% change)	9.0	13.6	18.2	22.7	34.4
Industrial Production (% change)	5.0	7.6	8.9	7.5	12.0
Consumer Price Index	7.2	8.5	9.8	12.3	6.1
Nominal Exchange Rate (in Ps. /U.S.$ at period end)	3.45	3.15	3.06	3.04	2.98
Exports (in millions of U.S.$)	70,589	55,933	46,569	40,013	34,453
Imports (in millions of U.S.$)	55,413	44,780	34,159	28,692	22,320
Trade Balance (in millions of U.S.$)	13,176	11,153	12,410	11,321	12,105
Current Account (% of GDP)	2.5	2.7	3.6	2.9	2.1
Reserves (in millions of U.S.$)	46,383	46,176	32,037	28,077	19,650
Tax Collection (in millions of Pesos)	269,375	199,781	150,008	119,252	98,285
Primary Surplus (in millions of Pesos)	32,529	25,719	23,156	19,661	17,360
Public Debt (% of GDP at December 31) *	48.5	55.9	64.6	71.7	126.5
Public Debt Service (% of GDP)	4.9	5.8	5.1	5.4	5.8
External Debt (% of GDP at December 31)	39.2	47.9	51.5	62.9	113.2

Sources: INDEC; Central Bank; Ministry of Economy and Production.
* Does not include hold outs

Following years of hyperinflation and economic recession, in 1991 the Argentine government adopted an economic program that sought to liberalize the economy and impose monetary discipline.  The economic program, which came to be known as the Convertibility regime, was centered on the Convertibility Law of 1991 and a number of measures intended to liberalize the economy, including the privatization of a significant number of public sector companies (including certain of our subsidiaries and co-controlled companies).  The Convertibility Law established a fixed exchange rate based on what is generally known as a currency board.  The goal of this system was to stabilize the inflation rate by requiring that Argentina’s monetary base be fully backed by the Central Bank’s gross international reserves.  This restrained the Central Bank’s ability to effect changes in the monetary supply by issuing additional Pesos and fixed the exchange rate of the Peso and the U.S. Dollar at Ps. 1.00 to U.S. $1.00.

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

2001 economic crisis

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

On January 6, 2002, the Argentine congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model, empowered the Argentine government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term and brought to an end the Convertibility regime, including the fixed parity of the U.S. Dollar and the Peso.  Following the adoption of the Public Emergency Law, the Peso devalued dramatically, reaching its lowest level on June 25, 2002, at which time it had devalued from Ps. 1.00 to Ps. 3.90 per U.S. Dollar according to Banco Nación.  The devaluation of the Peso had a substantial negative effect on the Argentine economy and on the financial condition of individuals and businesses.  The devaluation caused many Argentine businesses (including our company) to default on their foreign currency debt obligations, significantly reduced real wages and crippled businesses that depended on domestic demand, such as public utilities and the financial services industry.  The devaluation of the Peso created pressure on the domestic pricing system and triggered very high rates of inflation.  According to INDEC, during 2002 the Argentine wholesale price index increased by approximately 118% and the Argentine consumer price index rose approximately 41%.

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

These measures, combined with the devaluation of the Peso and high rates of inflation, had a severe effect on public utilities in Argentina (including our company).  Because public utilities were no longer able to increase tariffs at a rate consistent with the increased costs they were incurring, increases in the rate of inflation led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition.  Most public utilities had also incurred large amounts of foreign currency indebtedness to finance the capital improvement and expenditure programs.  At the time of these privatizations, the capital structures of each privatized company were determined taking into account the Convertibility regime and included material levels of U.S. Dollar-denominated debt.  Following the elimination of the Convertibility regime and the resulting devaluation of the Peso, the debt service burden of these utilities significantly increased, which when combined with the margin freeze and conversion of tariffs from U.S. Dollars to Pesos, led many of these utilities (including our company) to suspend payments on their foreign currency debt in 2002.

Economic recovery and outlook

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

In April 2003, Dr. Néstor Kirchner, the former governor of the province of Santa Cruz, was elected as president for a four-year term, and he took office in May 2003.  During 2003, Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments’ quasi-money securities from circulation and eliminated all deposit restrictions.  The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes.  At the same time, social indicators improved, with the unemployment rate decreasing to 17.3%, and real wages began to recover according to INDEC.  In June 2005, the Argentine government completed a restructuring of Argentina’s public external debt, which had been in default since December 2001.  Argentina reduced its outstanding principal amount of public debt from U.S. $191.3 billion to U.S. $126.6 billion and extended payment terms.  Approximately U.S. $19.5 billion of defaulted bonds held by creditors who did not participate in the exchange offer remain outstanding according to the Argentine Ministry of Economy and Production.  On January 3, 2006, Argentina completed an early repayment of all of its outstanding indebtedness with the IMF, for an amount totaling approximately U.S. $10.0 billion owing under credit lines.

From 2003 to 2007, the economy continued recovering from the 2001 economic crisis.  The economy grew by 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006 and 8.7% in 2007, led by domestic demand and exports.  From a demand perspective, private sector spending was accompanied by a combination of liberal monetary and conservative fiscal policies.  Growth in spending, however, consistently exceeded the rate of increase in revenue and nominal GDP growth.  From a supply perspective, the trade sector benefited from a depressed real exchange rate, which was supported by the intervention of the Central Bank in the foreign exchange market.  Real exports improved, in part due to growth in Brazil, and the current account improved significantly, registering surpluses in 2004, 2005, 2006 and 2007.

On December 10, 2007, Cristina Fernández de Kirchner, wife of the ex-President Dr. Néstor Kirchner, was inaugurated as President of Argentina for a four-year term.

Argentina grew by 7% in 2008, 19.5% less than in 2007.  According to the INDEC, growth was negative in both the first and the fourth quarter of 2008 (-0.3% for both periods) as compared to the same periods in 2007, without adjusting for seasonality.  This negative growth is primarily attributable to the conflict between the Argentine government and farmers in early 2008 and the global financial crisis, which deepened in the second half of 2008.

The agricultural sector was particularly hard hit in 2008 as a result of the decrease in commodities prices as well as a significant drought.  A decline in the agricultural sector has adverse ramifications for the entire economy due to the significant role that sector plays in the Argentine economy.

At the end of 2008, the Argentine government enacted a series of measures aimed at counteracting the decline in the level of economic activity, including special tax rates and less stringent foreign exchange restrictions in connection with the repatriation and national investment of capital previously deposited abroad by Argentine nationals, extensions in the payment terms for overdue taxes and social security taxes, reductions in payroll tax rates for companies that increase their headcounts, creation of the Ministerio de Producción (Ministry of Production), announcements regarding the construction of new public works, consumer loans for the acquisition of durable goods and loans to finance exports and working capital for industrial companies, as well as various agricultural and livestock programs, all aimed at minimizing lay-offs during the current global financial crisis.  The effectiveness of these measures will depend on the government’s ability to fund them without reducing the amount of funding for other budgeted activities as well as the degree of confidence they create in the overall stability of the Argentine economy.

President Fernández de Kirchner faces numerous challenges as a result of upcoming legislative elections, threats of renewed conflicts with farmers due to their loss of profitability, pressure from trade unions to maintain jobs and keep pace with inflation through salary increases, and a stringent schedule of payments of the public debt.

In addition, the government also faces significant economic challenges, including the fact that surpluses in the balance of trade for 2008 are not expected to continue in 2009 as a result of decreases in commodities prices and potential devaluations of the Argentine Peso.  Corporate tax revenues are expected to be lower in 2009 as compared to 2008 as a result of a decline in exports and the general downturn in domestic activity.  As a result, we could potentially face further increases in public utilities tariffs as the government cuts back on subsidies granted to public utility customers.

However, inflation is not expected to increase as significantly as it did in 2007 and GDP is expected to continue to grow in 2009, albeit at a slower rate.  Nevertheless, in light of the current economic and political situation, and particularly, if the current global financial crisis continues to deepen, the economic indicators, as well as others, may be adversely affected.

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

Recognition of cost of electric power purchases

As part of our tariffs, we bill our customers for the costs of our electric power purchases, which include energy and capacity charges.  In general, we purchase electric power at a seasonal price, which is approved by the ENRE every six months and reviewed quarterly.   Our electric power purchase price reflects transportation costs and certain other regulatory charges (such as the charges imposed by the Fondo Nacional de Energía Eléctrica (National Electricity Energy Fund)).

According to the current regulatory framework, the ENRE is required to adjust the seasonal price charged to distributors in the wholesale electricity market every six months.  However, between January 2005 and November 2008, the ENRE failed to make these adjustments.  In November 2008, the ENRE issued Resolution No. 628/08, which established the new tariffs applied by Edenor as of October 1, 2008 (see “— Tariffs — Distribution margin or value added for distribution (VAD) — Adjustment Agreement”) and modified seasonal prices charged to distributors, including the consumption levels that make up the pricing ladder.  The new pricing ladder sets prices according to the following levels of consumption:  bimonthly consumption up to 1,000 kWh; bimonthly consumption greater than 1,000 kWh and less than or equal to 1,400 kWh; bimonthly consumption greater than 1,400 kWh and less than or equal to 2,800 kWh; and bimonthly consumption greater than 2,800 kWh.  In addition, the ENRE authorized us to pass through some regulatory charges associated with the electric power purchases to our customers, excluding residential customers with consumption levels below 1,000 kWh.

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

We purchased a total of 17,169 GWh in 2008, 17,122 GWh in 2007 and 15,491 GWh in 2006 (excluding wheeling system demand).  Until 2004, we purchased a portion of our energy needs under long-term supply contracts.  Following the adoption of certain amendments to the pricing rules applicable to the wholesale electricity market pursuant to the Public Emergency Law, however, we currently purchase all of our energy supply in the wholesale electricity market at the spot price.  We have not purchased any energy under long-term supply contracts since 2004 and we do not anticipate making any material purchases of energy in the term market in the near future.

Recognition of cost of energy losses

Energy losses are equivalent to the difference between energy purchased (including wheeling system demand) and energy sold.  These losses may be classified as technical and non-technical losses.  Technical losses represent the energy that is lost during transmission and distribution within the network as a consequence of natural heating of the conductors and transformers that transmit electricity from the generating plants to the customers.  Non-technical losses represent the remainder of our energy losses and are primarily due to illegal use of our services.  Energy losses require us to purchase additional electricity to satisfy demand and our concession allows us to recover from our customers the cost of these purchases up to a loss factor specified in our concession for each tariff category.  Our loss factor under our concession is, on average, 10%.  Our management is focused on taking the necessary measures to ensure that our energy losses do not increase above current levels because of their direct impact on our gross margins.  However, due to the inefficiencies associated with reducing our energy losses below the level at which we are reimbursed pursuant to our concession (i.e., 10%), we currently do not intend to significantly lower our level of losses.

At the time of our privatization, our total energy losses represented approximately 30% of our energy purchases, of which more than two thirds were non-technical losses attributable to fraud and illegal use of our service.  Beginning in 1992, we implemented a loss reduction plan (plan de disciplina del mercado, or market discipline plan) that allowed us to gradually reduce our total energy losses to 10.0% by 2000, with non-technical losses of 2.7%.  However, beginning in mid-2001 and up until 2004, we experienced an increase in our non-technical losses, as the economic crisis eroded the ability of our customers to pay their bills, and in our technical losses in proportion with the increased volume of energy we supplied during those periods.  Our total losses amounted to 11.1% in 2006, 11.6% in 2007, and 10.8% in 2008.

The following table sets forth the approximate breakdown between technical and non-technical energy losses experienced in our concession area over the periods indicated:

	Year ended December 31,
	2008	2007	2006
Technical losses	9.8%	9.6%	8.6%
Non-technical losses	1.0%	2.0%	2.5%
Total losses	10.8%	11.6%	11.1%

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

Adjustment Agreement.  On September 21, 2005, we entered into the Acta Acuerdo sobre la Adecuación del Contrato de Concesión del Servicio Público de Distribución y Comercialización de Energía Eléctrica (Adjustment Agreement), an agreement with the Argentine government relating to the adjustment and renegotiation of the terms of our concession.  Because a new Minister of Economy took office thereafter, we formally re-executed the Adjustment Agreement with the Argentine government on February 13, 2006 under the same terms and conditions originally agreed.  The ratification of the Adjustment Agreement by the Argentine government was completed in January 2007.  Pursuant to the Adjustment Agreement, the Argentine government granted us an increase of 28% in our distribution margin, which includes a 5% increase to fund specified capital expenditures we are required to make under the Adjustment Agreement.  See “—Liquidity and Capital Resources—Capital expenditures.” This increase was subject to a cap in the increase of our average tariff of 15%.  Although this increase was applied to the distribution margin as a whole, the amount of the increase was allocated to our non-residential customers (including large users that purchase electricity in the wheeling system) only, which, as a result, experienced an increase in VAD greater than 28%, while our residential customers did not experience any increase in VAD.  The increase is effective retroactively from November 1, 2005 and will remain in effect until the approval of a new tariff scheme under the RTI.

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

The ENRE also authorized us to charge our non-residential customers the retroactive portion of these tariff increases for the period from November 2005 through January 2007, which amounts in the aggregate to Ps. 218.6 million, which is being invoiced in 55 consecutive monthly installments beginning in February 2007, representing approximately Ps. 48 million each year. As December 31, 2008, we had invoiced Ps. 99.7 million of this amount.

In October 2007, the Argentine Secretary of Energy published Resolution No 1037/2007, which granted us an increase of 9.63% to our distribution margins to reflect an increase in our distribution cost base for the period from May 1, 2006 to April 30, 2007, compared to the recognized distribution cost base as adjusted by the May 2006 CMM. However, this increase was not incorporated into our tariff structure, and, instead, we were allowed to retain the funds that we are required to collect and transfer to the PUREE to cover this CMM increase and future CMM increases.  In November 2007, we began accounting for the retroactive portion of the May 2007 CMM increase for the period from May 1, 2007 to October 31, 2007, which amounted to Ps. 49.6 million.

In July 2008, we obtained an increase of approximately 17.9% to our distribution margin, which we incorporated into our tariff structure. This increase represented the 9.63% CMM increase corresponding to the period from May 2006 to April 2007 and the 7.56% CMM increase corresponding to the period from May 2007 to October 2007. These CMM adjustments were included in our tariff structure as of July 1, 2008 and resulted in an average increase of 10% for customers in the small commercial, medium commercial, industrial and wheeling system categories and an average increase of 21% for residential customers with bimonthly consumption levels over 650 kWh.  In addition, the ENRE authorized us to be reimbursed for the retroactive portion of the 7.56% CMM increase for the period between November 2007 and June 2008, from the PUREE funds.

Furthermore, we requested an additional increase to our distribution margins under the CMM to account for fluctuations in the distribution cost base for the period from November 2007 to April 2008, in comparison to the distribution cost base recognized by the CMM in November 2007.  The ENRE adopted Resolution No 81.399, which authorized a 5.79% increase under the CMM.  As of the date of this annual report, the ENRE has not approved a new tariff scheme including this tariff increase nor has it authorized us to recover these increases from other sources of payment (such as PUREE), as we have been authorized to do in the past.

Although we believe that these increases comply with the terms of the CMM, we cannot assure you that the ENRE will grant us these increases in full, or at all, or if granted, that we will be able to bill our customers or otherwise recover these increases from other sources of payment (such as PUREE).

These increases, and any further increases granted under the CMM, will remain in force until the approval of a new tariff structure under the RTI. On April 30, 2007, the Argentine Secretary of Energy published Resolution No. 434/2007, which established that the new tariff structure resulting from the RTI would take effect on February 1, 2008 and would be implemented in two installments, in February and August 2008.

In July 2008, the Secretary of Energy issued Resolution 865/2008, which reviews the RTI schedule contemplated by the Adjustment Agreement.  The Secretary revised the original RTI schedule and stated that the new tariff structure of the RTI would take effect in February 2009.  If in February 2009 the tariff resulting from the RTI is greater than the tariff in place at that moment, the tariff increase will be applied in three stages: the first adjustment will take place in February 2009, the second in August 2009 and the last one in February 2010.

As of the date of issuance of these financial statements, no resolution has been issued concerning the application of the electricity rate schedule resulting from the RTI, which was expected to be in effect since February 1, 2009.

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

	VAD				Average Taxes				Electric Power Purchases
Tariff(1)	November 2001	January 2005	February 2007	October 2008	November 2001	January 2005	February 2007	October 2008	November 2001	January 2005	February 2007	October 2008
Residential
TIRI (0-300)	49.40%	44.50%	44.50%	44.69%	28.70%	28.70%	28.70%	28.70%	21.90%	26.80%	26.80%	26.61%
TIRI2 (301-650)	36.20%	33.00%	33.00%	30.81%	29.20%	29.20%	29.20%	29.23%	34.60%	37.80%	37.80%	39.95%
TIR# (651-800)				32.08%				29.23%				38.68%
TIR4 (801-900)				31.63%				29.23%				39.13%
TIR5 (90-1000)				32.75%				29.23%				38.02%
TIR6 (1001-1200)				26.29%				29.23%				44.48%
TIR 7 (1201-1400)				27.18%				29.23%				43.59%
TIR8 (1401-2800)				25.94%				29.23%				44.83%
TIR9 (> 2800)				22.50%				29.23%				48.26%
Commercial - small demands
TIG1	55.10%	40.00%	47.80%	48.76%	25.70%	25.70%	25.70%	25.68%	19.20%	34.30%	26.50%	25.55%
TIG2	53.60%	31.10%	43.60%	42.29%	25.60%	25.60%	25.60%	25.64%	20.70%	43.20%	30.70%	31.97%
Commercial - medium demand
T2	43.30%	27.90%	35.50%	38.03%	25.60%	25.60%	25.60%	25.63%	31.00%	46.40%	38.90%	36.34%
Industrial
T3 low voltage below 300kw	44.20%	26.50%	34.30%	37.86%	25.70%	25.70%	25.70%	25.66%	30.10%	47.80%	40.10%	36.48%
T3 low voltage over 300kw	42.60%	24.50%	32.10%	27.09%	25.60%	25.60%	25.60%	25.62%	31.80%	49.90%	42.30%	47.29%
T3 medium voltage below 300kw	29.30%	14.10%	19.70%	25.25%	25.70%	25.70%	25.70%	25.68%	45.00%	60.30%	54.60%	49.06%
T3 medium volgate over 300kw	27.30%	12.30%	17.50%	17.71%	25.70%	25.70%	25.70%	25.69%	47.00%	62.00%	56.80%	56.60%
Average Tariff	41.20%	28.50%	33.90%	33.16%	27.20%	27.20%	27.20%	27.24%	31.50%	44.20%	38.90%	39.60%

(1)
T1R1 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is less than or equal to 300 kWh.  T1R2 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 300 kWh  but less than 650 kWh. TIR3 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 650 kWh  but less than 800 kWh.  TIR4 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 800kWh  but less than 900 kWh. TIR5 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 900kWh  but less than 1,000 kWh . TIR6 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,000 kWh  but less than 1,200 kWh. TIR7 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,200 kWh  but less than 1,400 kWh. TIR8 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,400 kWh  but less than 2,800 kWh.  TIR9 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 2,800kWh.  T1G1 refers to commercial customers whose peak capacity demand is less than 10kW and whose bimonthly energy demand is less than or equal to 1600 kWh.  T1G2 refers to commercial customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1600 kWh.  T2 refers to commercial customers whose peak capacity demand is greater than 10 kW but less than 50 KW.  T3 refers to customers whose peak capacity demand is equal to or greater than 50 kW.  The T3 category is applied to high-demand customers according to the voltage (tension) at which each customer is connected.  Low tension is defined as voltage less than or equal to 1 kV and medium tension is defined as voltage greater than 1kV but less than 66 kV.

Revisión Tarifaria Integral (Integral Tariff Revision, or RTI).  Pursuant to the Adjustment Agreement, we are also currently engaged in an integral tariff revision process with the ENRE.

Our integral tariff proposal will include, among other factors, a recalculation of the compensation we receive for our distribution services, including taxes that are not currently passed through to our customers (such as taxes on financial transactions), a revised analysis of our distribution costs, modifications to our quality of service standards and penalty scheme and, finally, a revision of our asset base and rate of return.  For this purpose, we will present a post-tax return on our asset base, which we calculate as operating income plus depreciation of property, plant and equipment, less the tax charge resulting from the application to this amount of the legal tax rate (currently, 35%), divided by the value of our gross asset base.  The last adjustment for inflation to our property, plant and equipment was registered in February 2003 in accordance with Argentine GAAP.  Accordingly, we estimate the effects of inflation on our property, plant and equipment for periods after February 2003 for purposes of determining the value of our gross asset base in connection with our concession.  See “Item 4. Information on the Company—Property, plant and equipment.” Based on our method of calculation, we estimate that the post-tax return on our gross asset base was 3.4% in 2008 (on the basis of a gross asset base valued at Ps. 8.9 billion at December 31, 2008), which we believe is still extremely low considering our annual post-tax return before the economic crisis.  Our average annual post-tax return on our gross asset base from 1997 through 2001 was 9.6%.  We believe that this method of calculating our return on assets is consistent with the requirements of the Adjustment Agreement, although we cannot guarantee that the ENRE will not decide to use other factors or methods to calculate our return on assets.

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

Year	Electricity Demand(1)	Edenor Demand(2)	Edenor’s Demand as a% of Total Demand
	(in GWh)
1994	55,827	11,386	20.4%
1995	57,839	11,629	20.1%
1996	61,513	12,390	20.1%
1997	66,029	13,046	19.8%
1998	69,103	13,768	19.9%
1999	71,689	14,447	20.2%
2000	75,591	15,148	20.0%
2001	78,098	15,414	19.7%
2002	76,483	14,865	19.4%
2003	82,261	15,811	19.2%
2004	87,477	16,673	19.1%
2005	92,340	17,623	19.1%
2006	97,590	18,700	19.2%
2007	102,950	20,233	19.7%
2008	105,959	20,863	19.7%

Source: Compañía Administradora del Mercado Mayorista Eléctrico, S.A. (CAMMESA)
(1)	Includes demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).
(2)	Calculated as electricity purchased by us and our wheeling system customers.

The following table sets forth population and customer growth data for the areas and periods indicated.

	Argentina		City of Buenos Aires		Greater Buenos Aires		Edenor
Year	Population	% change (previous year)	Population	% change (previous year)	Population	% change (previous year)	Customers	% change (previous year)
1994	33,668,665	—	2,908,769	—	8,216,105	—	2,083,126	—
1995	34,047,214	1.12%	2,889,854	(0.65)%	8,293,743	0.94%	2,089,060	0.28%
1996	34,399,581	1.03	2,870,924	(0.66)	8,371,714	0.94	2,139,451	2.41
1997	34,745,807	1.01	2,851,982	(0.66)	8,450,013	0.94	2,189,652	2.35
1998	35,135,933	1.12	2,833,030	(0.66)	8,528,639	0.93	2,206,467	0.77
1999	35,500,001	1.04	2,814,070	(0.67)	8,607,589	0.93	2,240,300	1.53
2000	35,878,053	1.06	2,795,106	(0.67)	8,656,859	0.57	2,259,285	0.85
2001	36,260,130	1.06	2,776,138	(0.68)	8,684,438	0.32	2,266,164	0.30
2002	36,616,276	0.98	2,757,170	(0.68)	8,846,348	1.86	2,250,454	(0.69)
2003	37,036,535	1.15	2,738,203	(0.69)	8,926,561	0.91	2,317,157	2.96
2004	37,430,949	1.06	2,719,240	(0.69)	9,007,080	0.90	2,353,211	1.56
2005	37,809,002	1.01	2,730,870	0.43	9,069,530	0.69	2,404,141	2.16
2006	38,209,777	1.06	2,715,304	(0.57)	9,151,156	0.90	2,444,989	1.70
2007	38,614,801	1.06	2,716,024	0.03	9,224,365	0.80	2,490,064	1.84
2008	39,024.118	1.06	2,701,752	(0.53)	9,306,916	0.89	2,537,527	1.91

Source: Fundación Norte y Sur

Electricity demand in our concession area has grown an average of 4.5% per annum since 1994.  The evolution of demand shows two growth periods interrupted by a slight decline in demand in 2002 attributable to the economic crisis.

The following graph represents the annual growth of energy purchased to satisfy the demand of each operating area from 1994 through 2008:

From 1994 through 2000, demand in our service area increased an average of 4.9% per annum, with a peak of 6.5% in 1996.  Although demand generally grew in all of our customer segments during the years before the economic crisis, demand by our high-demand customers and wheeling system customers showed the strongest growth rate during this period.  Beginning in mid-2001 through 2002, the decline in the overall level of economic activity and the deterioration in the ability of many of our customers to pay their bills as a result of the crisis led to an overall decrease in demand for electricity and an increase in non-technical energy losses.  After the economic crisis, however, demand started growing again, increasing an average of 5.8% per annum from 2003 through 2008.  This increase in demand was due to renewed growth in the Argentine economy since the second half of 2003 and the relative low cost of energy to consumers, in real terms, resulting from the freeze of our distribution margin and the elimination of the inflation adjustment provisions of our concession in 2002.  Demand by residential customers increased by 5.5% in 2008, primarily due to the addition of new appliances and the relative low cost of energy, in real terms.  Demand by our high-demand customers and wheeling system customers has also experienced an increase in demand in recent years due to increased economic activity, particularly in the industrial sector (which includes wheeling customers), with demand growing by 3.5% in 2008.

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

On October 31, 2008, the Secretary of Energy adopted Resolution 1170/08, which excludes all the T1G, T2, T3 and T1R customers with bimonthly consumption levels over and above 1,000 KWh from receiving PUREE reward payments.

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

Capacity demand

Demand for installed capacity to deliver electricity generally increases with growth in demand for electricity.  However, since the 2001 crisis, with the exception of the two thermal generation plants described below, no new generation plants have been built.  However, the Argentine government has implemented some economic incentives, such as those contained in the Energía Plus Program, which have served to increase generating capacity in existing generation plants such as Central Térmica Güemes and Central Loma de la Lata. A lack of generation capacity would place limits on our ability to grow and could lead to increased service disruptions, which could cause an increase in our fines.  See “Item 3. Key Information—Risk factors—Risks relating to the electricity distribution sector—Energy shortages may act as a brake on growing demand for electricity and disrupt distribution companies’ ability to deliver electricity to their customers, which could result in customer claims and material penalties imposed on these companies.”

In response to the lack of construction of new generation plants, the Argentine government successfully solicited bids in November 2006 for the construction of two new thermal generation plants that will contribute an additional 800 MW each of energy production.  The cost of construction of these plants will be funded with net revenues of generators derived from energy sales in the spot market, with a special charge to our non-residential customers per MWh of energy billed and with a specific charge from CAMMESA applicable to large users.  The plants were partially finished in 2008 and are currently generating 500 MW capacity each. Once the combined cycle is finished and the two plants function at full capacity, they will produce 800 KW each.  In addition to the construction of these two new thermal generation plants, in September 2006 the Secretary of Energy of the Ministry of Federal Planning, Public Investment and Services issued Resolution No. 1281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis.  This Resolution seeks to create incentives for energy generation plants to meet increasing energy needs.  The government has also required us to finance 24%, and Empresa Distribuidora Sur S.A.(Edesur) 26%, of the construction costs of two high-tension 220 KV lines between the Central Puerto and Central Costanera generators and the Malaver network, which will provide access to an additional 600MW of energy from the Central Puerto and Central Costanera generators that currently cannot be distributed due to saturation of their grids.  We estimate that we will be required to contribute an aggregate of approximately Ps. 39.3 million to construction of the Malaver network under the scheduled capital expenditures of the Adjustment Agreement The actual costs of this project will be determined at the time we receive and accept bids from third party contractors in connection with the project.

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

Framework agreement (Shantytowns)

We also supply electricity to low-income areas and shantytowns within our concession area under a special regime established pursuant to a framework agreement that we, Edesur and Empresa Distribuidora La Plata S.A. (Edelap) entered into in October 2003 with the Argentine government and the Province of Buenos Aires.  The framework agreement contains terms similar to a prior framework agreement entered into in 1994.  Pursuant to the new framework agreement, we are compensated for the service we provide to shantytowns by a commission in each shantytown that collects funds from residents of the shantytown.  In addition, we are compensated by the municipality in which each shantytown is located, and, if there is any payment shortfall, by a special fund to which the Argentine government and the Province of Buenos Aires each contributes and to which each is severally liable.  The new framework agreement took effect retroactively from September 1, 2002 and was to remain in effect through the earlier of December 31, 2006 or the full normalization of the shantytowns.

On June 23, 2008, we signed an amendment to the framework agreement with the Argentine government, the Province of Buenos Aires and the other national electric distributors agreeing to extend the framework agreement four years from January 1, 2007.  The Argentine government ratified the amendment on September 22, 2008 and the Province of Buenos Aires ratified it on May 15, 2009.  Throughout this process, we have continued to supply energy to the shantytowns.

Our receivables for amounts accrued but not yet paid for the supply of energy to shantytowns under the framework agreement amounted to Ps. 49.4 million as of December 31, 2008 and Ps. 29.1 million as of December 31, 2007.

In October 2006, we and the Province of Buenos Aires entered into a payment plan agreement with respect to amounts owed to us by the Province of Buenos Aires under the new framework agreement with respect to periods prior to 2007.  As of December 31, 2008, the Government of the Province of Buenos Aires owed us Ps. 2.3 million of the total amount due under the payment plan agreement.  See “Item 4. Information on the Company—Framework agreement (Shantytowns).”

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

We seek to maintain a flexible cost base by achieving an optimal level of outsourcing, which allows us both to maintain a lower cost base and gives us the ability to respond more quickly to changes in our market.  We had approximately 3,029 third-party employees under contract with our company as of December 31, 2008, 3,612 as of December 31, 2007 and 3,156 as of December 31, 2006.  The number of third-party employees under contract does not directly relate to the number of third-party employees actually performing services for our company at any given time, as we only pay for the services of these employees on an as-needed basis.  See “Item 6. Directors, Senior Management and Employees—Employees.”

Our principal material and supply expenses consist of purchases of wire and transformers (i.e., electromagnetic devices used to change the voltage level of alternating-current electricity), which we use to maintain our network.

Summary Historical Results of Operations

The following table provides a summary of our operations for the years ended December 31, 2008, 2007 and 2006.

	Year ended December 31,
	2008		2007		2006
	(in millions of pesos)
Net sales	Ps.	2,000.2	Ps.	1,981.9	Ps.	1,378.3
Electric power purchases		(934.7)		(889.9)		(799.1)
Gross margin		1,065.5		1,092.0		579.3
Transmission and distribution expenses		(497.9)		(417.6)		(362.1)
Selling expenses		(126.0)		(120.6)		(87.9)
Administrative expenses		(138.7)		(124.7)		(93.3)
Net operating income		302.9		429.2		35.9
Financial income (expenses) and holding gains (losses)
Generated by assets		10.6		12.7		16.5
Generated by liabilities		(197.9)		(125.5)		(140.0)
Gain on extinguishment of former debt		—		—		179.2
Adjustment to present value of notes		(8.5)		(21.5)		57.1
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and from the Payment Plan Agreement with the Province of Buenos Aires		13.5		(29.6)		—
Gain (loss) from the purchase and redemption of notes		84.6		(10.2)		—
Adjustment to present value of purchased and redeemed notes		9.0		(8.6)		—
Other (expenses) income, net		(29.8)		1.0		(22.9)
Net income before income tax		184.3		247.4		125.9
Income tax		(61.2)		(125.0)		167.2
Net income	Ps.	123.1	Ps.	122.5	Ps.	293.1

Year ended December 31, 2008 compared with year ended December 31, 2007.

Net sales

Net sales increased Ps. 18.3 million (0.9%) to Ps. 2,000.2 million in the year ended December 31, 2008 from Ps. 1,981.9 million in the year ended December 31, 2007.  Net energy sales represented approximately 98.3% of our net sales in 2008 and 2007; late payment charges, pole leases, and connection and reconnection charges represented the remaining balance.  Energy sales increased by 1.4% (Ps. 28.1 million) to Ps. 2,000.8 million in the year ended December 31, 2008 from Ps. 1,972.7 million in the year ended December 31, 2007.  This variation was significantly affected by the recognition of the retroactive portion of the February 2007 VAD increase (Ps. 218.6 million) during the first quarter of 2007.  The increase is being invoiced in 55 equal and consecutive monthly installments, starting in February 2007.  Excluding this adjustment, our energy sales in 2007 would have been Ps. 1,754.1 million, representing an increase in energy sales from 2007 to 2008 of 14.1% (Ps. 246.7 million) compared to the energy sales recorded in 2008.  This increase in energy sales was mainly due to:

•
the application of a 17.9% increase in our VAD since July 1, 2008 authorized by the ENRE pursuant to the CMM for the period from May 2007 to October 2007, which resulted in tariff increases of 0% to 30% for our customers, depending on their level of consumption;

•	the retroactive application of the 17.9% VAD increase pursuant to the CMM, which represented a Ps. 84.6 million increase in our net sales in 2008;

•	the energy purchase price increase passed on to some of our customers since October 2008; and

•
a 4.2% increase in the volume of energy sold in 2008, compared to the volume of energy sold in 2007 (from 17,886 GWh in the year ended December 31, 2007 to 18,616 GWh in the year ended December 31, 2008).  The increase in volume is attributable to a 2.3% increase in the average GWh consumption per customer and a 1.9% increase in the number of our customers in 2008.

Electric power purchases

The amount of electric power purchases increased 5.0% to Ps. 934.7 million for the year ended December 31, 2008 from Ps. 889.9 million in the year ended December 31, 2007, mainly due to an energy purchase price increase applied to some of our customers (T1R with bimonthly consumption levels over 1,000 Kwh, T1G and T3 with capacity demand over 300 KW) since October 2008.  This effect was slightly offset by the transition of a number of our industrial customers (for whom we purchase energy) to the wheeling system (where participants purchase energy directly).

The volume of energy purchased in the year ended December 31, 2008 was 17,169 GWh, which was in line with the year ended December 31, 2007, when we purchased 17,122 GWh (in both cases excluding wheeling system demand).

Energy losses decreased to 10.8% in the year ended December 31, 2008 from 11.6% in the year ended December 31, 2007.

Gross margin

Our gross margin decreased 2.4% to Ps. 1,065.5 million in the year ended December 31, 2008 from Ps. 1,092.0 million in the year ended December 31, 2007.  This decrease is mainly due to the recording of the retroactive portion of the February 2007 VAD, resulting in a positive impact of Ps. 218.6 million during 2007.  Excluding this effect, our gross margin during that year would have been Ps. 873.4 million, and comparing this amount with the gross margin recorded in 2008, the increase in the gross margin would represent 22.0%.  This increase is attributable to an increase in the volume of energy sold and to the application of the VAD increase and the CMM adjustment described above.

Transmission and distribution expenses

Transmission and distribution expenses increased 19.2% to Ps. 497.9 million in the year ended December 31, 2008 from Ps. 417.6 million in the year ended December 31, 2007, mainly due to a Ps. 49.9 million increase in salaries and social security taxes, attributable to an increase in compensation in the second half of the year, a Ps. 19.9 million increase in outsourcing, mainly attributable to greater activity by our contractors, and to a Ps. 9.0 million increase in the consumption of materials associated with preventive maintenance due to an increase in material prices and an increase in maintenance activity.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated:

	Year ended December 31,
	2008		% on 2008 net sales	2007		% on 2007 net sales (excluding unbilled retroactive adjustment)(1)
	(in millions of Pesos)
Salaries and social security taxes	Ps. 175.7	35.3%	8.8%	Ps. 125.8	30.1%	7.1%
Supplies	31.9	6.4%	1.6%	22.9	5.5%	1.3%
Outsourcing	94.1	18.9%	4.7%	74.2	17.8%	4.2%
Depreciation of property, plant and equipment	166.0	33.3%	8.3%	169.5	40.6%	9.6%
Others	30.2	6.1%	1.5%	25.2	6.0%	1.5%
Total	Ps. 497.9	100.0%	24.9%	Ps. 417.6	100.0%	23.7%

1)
Calculated based on net sales as of December 31, 2007 excluding the retroactive portion of the February 2007 VAD increase (Ps. 218.6 million), which results in net sales of Ps. 1,763.3 million.  The retroactive tariff increase is being invoiced in 55 equal and consecutive monthly installments, starting on February 2007.  As of December 31, 2008, we have billed Ps. 99.7 million.

Selling expenses

Our selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts. Selling expenses increased 4.5% to Ps. 126.0 million in the year ended December 31, 2008 from Ps. 120.6 million in the year ended December 31, 2007, primarily as a result of a Ps. 10.1 million increase in salaries and social security taxes, an increase of Ps. 5.3 million in outsourcing attributable to price increases in our outsourcing services contracts and an increase of Ps. 3.6 million in taxes and charges due to the increase in municipal and the ENRE contributions.  These increases were partially offset by a decrease of Ps. 15.4 million in our allowance for doubtful accounts attributable to the recovery of the allowance resulting from the supply of electricity to shantytowns that are covered by the new framework agreement, signed in June 2008.

The following table sets forth the principal components of our selling expenses for the years indicated:

	Year ended December 31,
	2008		% on 2008 net sales	2007		% on 2007 net sales (excluding unbilled retroactive adjustment)(1)
	(in millions of Pesos)
Salaries and social security taxes	Ps. 35.5	28.2%	1.8%	Ps. 25.4	21.0%	1.4%
Allowance for doubtful accounts	15.3	12.1%	0.8%	30.7	25.5%	1.7%
Outsourcing	34.7	27.5%	1.7%	29.4	24.4%	1.7%
Taxes and charges	14.7	11.7%	0.7%	11.1	9.2%	0.6%
Others	25.8	20.5%	1.3%	24.0	19.9%	1.4%
Total	Ps. 126.0	100.0%	6.3%	Ps. 120.6	100.0%	6.8%

1)
Calculated based on net sales as of December 31, 2007 excluding the retroactive portion of the February 2007 VAD increase (Ps. 218.6 million) , which results in net sales of Ps. 1,763.3 million.  The retroactive tariff increase is being invoiced in 55 equal and consecutive monthly installments, starting on February 2007.  As of December 31, 2008, we have billed Ps. 99.7 million.

Administrative expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation, maintenance and advertising expenses. Administrative expenses increased 11.2% to Ps. 138.7 million in the year ended December 31, 2008 from Ps. 124.7 million in the year ended December 31, 2007, primarily as a result of a Ps. 9.9 million increase in salaries and social security taxes (attributable to an increase in compensation in the second half of the year) and a Ps. 5.5 million increase in computer services due to a renovation of the hardware and software.  These increases were partially offset by a decrease of Ps. 4.5 million in taxes on financial transactions and a Ps. 2.5 million decrease in advertising expenses (including institutional relations, radio advertising and community service programs).

The following are the principal components of our administrative expenses for the years indicated:

	Year ended December 31,
	2008		% on 2008 net sales	2007		% on 2007 net sales (excluding unbilled retroactive adjustment)(1)
	(in millions of Pesos)
Salaries and social security taxes	Ps. 46.5	33.5%	2.3%	Ps. 36.5	29.3%	2.1%
Computer services	16.9	12.2%	0.8%	11.4	9.2%	0.6%
Outsourcing	11.4	8.2%	0.6%	10.9	8.7%	0.6%
Tax on financial transactions	27.0	19.5%	1.3%	31.5	25.3%	1.8%
Advertising expenses	12.8	9.2%	0.6%	15.4	12.3%	0.9%
Others	24.1	17.4%	1.3%	19.0	15.2%	1.1%
Total	Ps. 138.7	100.0%	6.9%	Ps. 124.7	100.0%	7.1%

1)
Calculated based on net sales as of December 31, 2007 excluding the retroactive portion of the February 2007 VAD increase (Ps. 218.6 million) , which results in net sales of Ps. 1,763.3 million.  The retroactive tariff increase is being invoiced in 55 equal and consecutive monthly installments, starting on February 2007.  As of December 31, 2008, we have billed Ps. 99.7 million.

Net operating income (loss)

Our net operating income decreased significantly from Ps. 429.2 million in the year ended December 31, 2007 to Ps. 302.9 million in the year ended December 31, 2008.  This decrease is largely due to the recognition of the retroactive portion of the February 2007 VAD increase (Ps. 218.6 million) during the first quarter of 2007.  Excluding this adjustment, our net operating income in 2007 would have been Ps. 210.6 million, reflecting an increase in net operating income from 2007 to 2008 of 43.8%.  This increase was mainly due to the CMM adjustments described above and, to a lesser extent, to the increase in the volume of energy and power capacity sold, which more than offset a Ps. 80.3 million increase in transmission and distribution expenses, a Ps. 14.1 million increase in administrative expenses and a Ps. 5.4 million increase in selling expenses.

Financial income (expenses) and holding gains (losses)

Financial income and holding gains generated by assets represented Ps. 10.6 million in the year ended December 31, 2008, compared to Ps. 12.7 million in the year ended December 31, 2007.  This decrease of Ps. 2.1 million is primarily due to a decrease of Ps. 3.6 million in interest gained.

Financial expenses generated by liabilities which include financial interest, exchange results and other expenses, were Ps. 197.9 million in the year ended December 31, 2008 compared to Ps. 125.5 million in the year ended December 31, 2007.  This Ps. 72.4 million increase is primarily the result of:

•	a Ps. 20.8 million increase in interest expenses, mainly resulting from an increase in the interest rates on our debt in 2008 (an average of 9.1%) as compared to 2007 (an average of 4.9%); and

•
a Ps. 62.8 million increase in exchange losses (Ps. 92.7 million in the year ended December 31, 2008, compared to the Ps. 29.9 million in the year ended December 31, 2007), due to a 9.6% variation in the exchange rate of Argentine Pesos for U.S. Dollars.

These increases were partially offset by a decrease in financial expenses of Ps. 11.0 million in 2008, as compared to 2007.

Adjustment to present value of notes

We record our financial debt on our balance sheet at the fair value reflecting our management’s best estimate of the amounts expected to be paid at each year end.  The fair value is determined as the present value of the future cash flows to be paid (including payment of interest) under the terms of the debt discounted at a rate commensurate with the risk of the debt instrument and time value of money.  In 2006, we restructured all of our outstanding debt after receiving approval from holders of 100% of our defaulted debt.  We did not record any adjustment to present value before 2006 because our financial debt was in default.  The adjustment to present value of the future cash flows of the debt issued in the restructuring, using a market annual interest rate of 10.5%, generated an accounting loss of Ps. 21.5 million in the year ended December 31, 2007 and an accounting loss of Ps. 8.5 million in the year ended December 31, 2008 related to the non-cash adjustment to present value of payments due on our debt instruments issued in April 2006.

Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Buenos Aires

The retroactive portion of the February 2007 tariff increase, which amounts in aggregate to Ps. 218.6 million, is being invoiced in 55 consecutive monthly installments to our non-residential customers, starting in February 2007.  As of December 31, 2008, Ps. 99.7 million of the retroactive tariff adjustment has been invoiced to our non-residential customers.

In addition, in October 2006, we entered into a payment plan agreement with the Province of Buenos Aires with respect to amounts owed to us by the Province of Buenos Aires under the 2006 framework agreement.  The amounts due under the payment plan agreement are being invoiced in 18 installments, starting in January 2007.  As of December 31, 2008, the Province of Buenos Aires owed us Ps. 2.3 million.

In accordance with Argentine GAAP, we account for these long term financing plans at their net present value, which we calculate at a discount rate of 10.5%, recording the resulting non-cash charge as an adjustment to present value of these two receivables. We recorded a total non-cash charge of Ps. 13.5 million in the year ended December 31, 2008 as adjustment to present value of these receivables, compared to a loss of Ps. 29.6 million in the year ended December 31, 2007.

Income/loss from the purchase and redemption of notes and adjustment to present value of purchase and redeemed notes

In several transactions in 2007, we repurchased U.S. $43.7 million principal amount of our outstanding Fixed Rate Par Notes due 2016.  In addition, we repurchased and redeemed U.S. $240.0 million principal amount of our outstanding Discount Notes due 2014. These transactions generated a net loss of Ps. 18.8 million.

During 2008 the Company repurchased at market prices U.S. $32.5 million principal amount of our outstanding Fixed Rate Par Notes due 2016 and U.S. $17.5 million principal amount of our outstanding Fixed Rate Par Notes due 2017.  When compared to the fixtures of 2007, this transaction generated a net gain of Ps. 93.6 million.

Other (expenses) income, net

Other income (expenses), net, includes mainly voluntary retirements, severance payments and accrual for lawsuits. We recorded a loss of  Ps. 29.8 million in the year ended December 31, 2008, compared to a gain of Ps. 1.0 million in the year ended December 31, 2007, mainly comprised of voluntary retirements (Ps. 31.3 million) due to an employee reduction in July 2008 and accrued litigations (Ps. 19.9 million), which were partially offset (Ps. 14.1 million) by the recovery of the allowance for doubtful accounts due to the fact that a new framework agreement had been signed in June 2008.

Income tax

We recorded an income tax charge of Ps. 61.2 million in the year ended December 31, 2008, compared to a charge of Ps. 125.0 million in the year ended December 31, 2007.

Net income

We recorded net income of Ps. 123.1 million in the year ended December 31, 2008, compared to net income of Ps. 122.5 million in the year ended December 31, 2007.  The 2008 income is in line with the net income of 2007.  However, in 2007 we registered a gain from the recording of the retroactive tariff increase described above, which resulted in a positive impact of Ps. 218.6 million for 2007. This increase in net income from 2007 to 2008 was a result of a positive net operating income, which was partially offset by an increase in financial results and exchange rates effects.  Losses due to exchange rate effects were in turn partially compensated for by the gain resulting from the debt repurchases.

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

•
the accrual of the full amount corresponding to the retroactive portion of the February 2007 VAD increase (including CMM for the period from November 2005 to April 2006) charged to our non residential customers for the period from November 1, 2005 through January 31, 2007, which amounted to Ps. 218.6 million, of which, as of December 31, 2007, we had invoiced Ps. 47.3 million;

•
the recognition in October 2007 of an additional 9.63% increase in our VAD corresponding to the implementation of the CMM for the period from May 2006 to April 2007. Such VAD increase amounting to Ps.49.6 is effective since May 1, 2007; and

•	a 7.5% increase in the volume of energy sold in 2007, compared to the volume sold in 2006.

In October 2007, the ENRE allowed the company to recognize the CMM adjustment for the period from May 2006 to April 2007 (9.63%) applicable starting May 1, 2007. However, this increase has not been incorporated into our tariff structure and, as a result, we are not billing our customers for this increase in the VAD.  Instead, the ENRE has authorized us to retain all or a portion of the funds that we are required to collect and transfer to the Stabilization Fund of the electricity market (pursuant to the Plan de Uso Racional de la Energía Eléctrica, Rational Use of Electric Energy Plan, or PUREE -) to cover this May 2007 CMM increase and any future CMM increases granted by the ENRE until the new tariff structure is established pursuant to the RTI contemplated by the Adjustment Agreement.  Once the new tariff structure is adopted, we will be required to compensate the amounts deducted from the PUREE.  In November 2007, we accrued the full amount of the retroactive portion of the May 2007 CMM increase for the period from May 1, 2007 to October 31, 2007. Therefore, in our results as of December 31, 2007, Ps. 49.6 million has been recorded and we collected  Ps. 33.2 million by compensation through PUREE, corresponding to the period between September and December 2007.

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

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated:

	Year ended December 31,
	2007		% on 2007 net sales (excluding unbilled retroactive adjustment) (1)	2006		% on 2006 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps. 125.8	30.1%	6.9%	Ps. 96.8	26.7%	7.0%
Supplies	22.9	5.5%	1.3%	20.1	5.6%	1.5%
Outsourcing	74.2	17.8%	4.1%	53.8	14.9%	3.9%
Depreciation of property, plant & equipment	169.5	40.6%	9.4%	171.2	47.3%	12.4%
Others	25.2	6.0%	1.4%	20.2	5.6%	1.5%
Total	Ps. 417.6	100.0%	23.1%	Ps. 362.1	100.0%	26.3%

1)
Calculated based on net sales as of December 31, 2007, excluding the unbilled amount of the retroactive portion of the VAD increase (Ps. 171.3 million) charged to our non-residential customers, but including the full amount of the May 2007 CMM (Ps. 49.6 million), which results in net sales of Ps. 1,810.6 million. These amounts are not intended to be representative of what they would have been if the retroactive tariff increase had been in effect only during the reported period.

Selling expenses

Our selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts. Selling expenses increased 37.2% to Ps. 120.6 million in the year ended December 31, 2007 from Ps. 87.9 million in the year ended December 31, 2006, primarily as a result of a Ps. 19.1 million increase in our allowance for doubtful accounts attributable to the recording of an allowance for the full amount of receivables resulting from the supply of electricity to shantytowns that are not covered by the 2006 framework agreement in light of the fact that the 2007 framework agreement has not yet been signed. We also recorded a Ps. 4.9 million increase in salaries and social security taxes, a Ps. 4.3 million increase in outsourcing attributable to price increases in our outsourcing services contracts, and a Ps. 2.0 million increase in taxes and charges due to the increase in municipal and the ENRE contributions. Our past due receivables decreased from 5.2 average days of sale in 2006 to 4.0 in 2007.

The following table sets forth the principal components of our selling expenses for the years indicated:

	Year ended December 31,
	2007		% on 2007 net sales (excluding unbilled retroactive adjustment) (1)	2006		% on 2006 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps. 25.4	21.0%	1.4%	Ps. 20.5	23.3%	1.5%
Allowance for doubtful accounts	30.7	25.4%	1.7%	11.6	13.2%	0.8%
Outsourcing	29.4	24.4%	1.6%	25.1	28.6%	1.8%
Taxes and charges	11.1	9.2%	0.6%	9.1	10.3%	0.7%
Others	24.0	20.0%	1.3%	21.6	24.6%	1.6%
Total	Ps. 120.6	100.0%	6.7%	Ps. 87.9	100.0%	6.4%

1)
Calculated based on net sales as of December 31, 2007, excluding the unbilled amount of the retroactive portion of the VAD increase (Ps. 171.3 million) charged to our non-residential customers, but including the full amount of the May 2007 CMM (Ps. 49.6 million), which results in net sales of Ps. 1,810.6 million. These amounts are not intended to be representative of what they would have been if the retroactive tariff increase had been in effect only during the reported period.

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

The following are the principal components of our administrative expenses for the years indicated:

	Year ended December 31,
	2007		% on 2007 net sales (excluding unbilled retroactive adjustment) (1)	2006		% on 2006 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps. 36.5	29.3%	2.0%	Ps. 31.6	33.9%	2.3%
Computer services	11.4	9.2%	0.6%	8.1	8.7%	0.6%
Outsourcing	10.9	8.7%	0.6%	4.9	5.3%	0.4%
Tax on financial transactions	31.5	25.3%	1.7%	19.2	20.6%	1.4%
Advertising expenses	15.4	12.3%	0.8%	10.0	10.7%	0.7%
Others	19.0	15.2%	1.0%	19.5	20.9%	1.4%
Total	Ps. 124.7	100.0%	6.9%	Ps. 93.3	100.0%	6.8%

(1)
Calculated based on net sales as of December 31, 2007, excluding the unbilled amount of the retroactive portion of the VAD increase (Ps. 171.3 million) charged to our non-residential customers, but including the full amount of the May 2007 CMM (Ps. 49.6 million), which results in net sales of Ps. 1,810.6 million. These amounts are not intended to be representative of what they would have been if the retroactive tariff increase had been in effect only during the reported period.

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

Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Buenos Aires

The retroactive portion of the February 2007 tariff increase, which amounts in aggregate to Ps. 218.6 million, is being invoiced in 55 consecutive monthly installments to our non-residential customers, starting in February 2007.  As of December 31, 2007, Ps. 47.3 million of the retroactive tariff adjustment has been invoiced to our non-residential customers.

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

We expect to make capital expenditures amounting to approximately U.S. $100 million on average per year over the next five years.  Our principal uses of cash are expected to be capital expenditures and our financial debt service obligations.  We expect that our principal source of liquidity will be cash flow from operations and, to a lesser extent, short-term and long-term borrowings, which we expect will be sufficient to meet our capital requirements in the near future.  In particular, we may need to incur indebtedness in the long-term to refinance a portion of our outstanding debt as it becomes due.  However, we are subject to limitations on our ability to incur new debt and to use our excess cash under the terms of our restructured debt instruments.  See “—Debt.”

The table below reflects our cash position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	Year ended December 31,
	2008		2007		2006
	(in millions of Pesos)
Cash at the beginning of the year	Ps.	101.2	Ps.	32.7	Ps.	308.1
Net cash provided by operating activities		547.5		427.2		215.0
Of which:
Financial interest paid, net of interest capitalized		(62.7)		(25.5)		(26.7)
Net cash used in investing activities		(325.4)		(336.9)		(179.7)
Net cash used in financing activities		(197.0)		(21.8)		(310.8)
Cash at the end of the year	Ps.	126.4	Ps.	101.2	Ps.	32.7

On April 24, 2006, we completed a comprehensive restructuring of all of our outstanding financial debt, pursuant to which we made significant cash payments to holders of our then-outstanding debt as part of the consideration of the restructuring.

Net cash provided by operating activities

Net cash provided by operating activities increased by 28.2% to Ps. 547.5 million in the year ended December 31, 2008, compared to Ps. 427.2 million in the year ended December 31, 2007.  This increase is attributable to positive adjustments to net income for non-cash charges in the year ended December 31, 2008, including Ps. 232.7 million in exchange difference, interest and penalties on loans, Ps. 170.3 million for depreciation of property, plant and equipment, Ps. 61.2 million for income taxes, and Ps. 8.6 million for adjustment to present value of notes, among others, which were added to a positive change in assets and liabilities of Ps. 259.9 million in the year ended December 31, 2008.  This positive change in operating assets and liabilities is primarily due to a Ps. 88.2 million decrease in accounts receivable related to the recognition of the retroactive portion of the VAD increase in the year ended December 31, 2008, an increase of Ps. 93.2 million in other liabilities and allowances and, an increase of Ps. 50.3 million in salaries and social securities taxes, and to a lesser extent, an increase of Ps. 7.4 million in supplies, a Ps. 26.4 million increase in fiscal charges and a Ps. 27.8 million increase in trade accounts payable.  These increases were partially offset by an increase of Ps. 33.4 million in other receivables.

Net cash provided by operating activities increased by 98.7% to Ps. 427.2 million in the year ended December 31, 2007, compared to Ps. 215.0 million in the year ended December 31, 2006. This increase is attributable to positive adjustments to net income for non-cash charges in the year ended December 31, 2007, including Ps. 174.4 million for depreciation of property, plant and equipment, Ps. 125.0 million for income taxes, Ps. 69.5 million for exchange difference, interest and penalties on loans, Ps. 31.9 million for the repurchases of notes, Ps. 29.6 million for the adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the payment plan agreement with the Province of Buenos Aires, and Ps. 21.5 million for adjustment to present value of notes, among others, which more than offset a negative change in assets and liabilities of Ps. 113.1 million in the year ended December 31, 2007. This negative change in operating assets and liabilities is primarily due to a Ps. 205.9 million increase in accounts receivable related to the recognition of the retroactive portion of the VAD increase in the year ended December 31, 2007 and, to a lesser extent, a Ps. 18.4 million increase in supplies and a Ps. 8.4 million increase in other receivables, which were partially offset by a Ps. 52.7 million increase in trade accounts payable, a Ps 33.9 million increase in other liabilities and allowances, and a Ps. 22.4 million increase in taxes payable.

Net cash used in investing activities

Net cash used in investing activities decreased by 3.4% to Ps. 325.4 million for the year ended December 31, 2008 from Ps. 336.9 million for the year ended December 31, 2007.  No significant changes were registered in investing activities.  In 2008, the principal investments were made in supplies, as in 2007, and in 2008 less investment was directed toward network maintenance and improvements than in 2007.

Net cash used in investing activities increased by 87.5% to Ps. 336.9 million for the year ended December 31, 2007 from Ps. 179.7 million for the year ended December 31, 2006.  This increase was principally due to a 73.4% increase in supplies, a 54.5% increase in network maintenance and improvements and a 43.0% increase in legal requirements.

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

In the year ended December 2008, we used Ps. 122.9 million to repurchased Senior Notes due 2017 and Fixed Rate Par Notes due 2016.  In addition, part of the Company’s cash position was used to create the Edenor Financial Trust for a total amount of Ps. 67.9 million.  See “—Debt—Financial Trust Agreement.”  The Company also used Ps. 6.1 million to repurchase shares at market prices at an average price of Ps. 0.65 per share.

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

Our capital expenditures consist of net cash used in investing activities during a specified period plus supplies purchased in prior periods and used in such specified period.  The following table sets forth our actual capital expenditures for the years indicated:

	Year ended December 31,
	2008	2007	2006
	(in millions of Pesos)
Supplies	Ps. 235.6	Ps. 235.3	Ps. 146.1
Network maintenance and improvements	57.6	70.0	45.3
Legal requirements(1)	12.2	12.3	8.6
Communications and telecontrol	8.7	7.0	8.8
Others	21.7	18.1	6.9
Total	Ps. 335.7	Ps. 342.7	Ps. 215.7

(1)	Capital expenditures required to be made to comply with the ENRE quality standard and other regulations.

In 2008, in accordance with our capital expenditure program, we invested Ps. 335.7 million.  Energy demand increased by 4.1% and power demand increased by 4.6% in 2008.  In order to keep pace with this growth in demand, an important portion of our investments were designed to meet the demands of the increase in our customer base and to improve our grid.  In addition, we made investments in order to meet our quality standards levels and to maintain the level of past due receivables.  Likewise, important investments were made to eliminate DPC transformers.

Our capital expenditure program for 2009 contemplates total expenditures of Ps. 350 million.  We can give no assurance that actual expenditure will not be lower or exceed our current estimate.

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

On January 20, 2006, we launched a voluntary exchange offer and consent solicitation to the holders of our outstanding financial debt.  All of these holders elected to participate in the restructuring and, as a result, on April 24, 2006, we exchanged all of our then-outstanding financial debt for three series of newly-issued notes, which we refer to as the restructuring notes:

•
U.S. $123,773,586 Fixed Rate Par Notes due December 14, 2016 (of which U.S. $17.3 million remains outstanding as of the date of this annual report), with approximately 50% of the principal due and payable at maturity and the remainder due in semiannual installments commencing June 14, 2011, and bearing interest starting at 3% and stepping up to 10% over time;

•
U.S. $12,656,086 Floating Rate Par Notes due December 14, 2019 (of which U.S. $12.7 million remains outstanding as of the date of this annual report), with the same payment terms as the Fixed Rate Par Notes and bearing interest at LIBOR plus a spread, which starts at 1% in 2008 and steps up to 2% over time; and

•
U.S. $239,999,985 Discount Notes due December 14, 2014 (as of the date of this annual report, none of our Discount Notes due 2014 were outstanding), with 60% of the principal due and payable at maturity and the remainder due in semiannual installments commencing on June 14, 2008, and bearing interest at a fixed rate that starts at 3% and steps up to 12% over time.

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

We are currently in compliance with all of our financial debt covenants.

During the year ended December 31, 2007, through various market transactions, we repurchased U.S. $43.7 million of our outstanding Fixed Rate Par Notes due 2016 and repurchased and redeemed U.S. $240 million Discount Notes due 2014.

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

During 2008, we repurchased U.S. $32.5 million principal amount of our Fixed Rate Par Notes due December 2016 and repurchased U.S. $17.5 million Senior Notes due 2017, in several transactions.

In addition, during 2009, we repurchased and cancelled U.S. $30.2 million Fixed Rate Par Notes due 2016 and repurchased U.S. $15.7 million Senior Notes due 2017.

In May 2009, we issued Ps. 75.7 million principal amount of Par Notes due 2013 under our Medium Term Note Program.  The Par Notes due 2013 are denominated and payable in Argentine Pesos and accrue interest on a quarterly basis at a rate equal to the private BADLAR, as published by the Argentine Central Bank, for each such quarter plus 6.75%.  Principal on the notes is payable in 13 quarterly installments, starting on May 7, 2010.

  As of March 31, 2009, the investment portfolio of the trust that Macro Bank Limited manages on our behalf included US $24.5 million of our Senior Notes due 2017.

Line of Credit – Banco Nación Loans

In order to optimize our management of working capital, in December 2008, as part of our line of credit with Banco Nación, we received a two-year loan for Ps. 50 million, with no principal payments due for the first six months followed by 18 consecutive monthly payments of amortized principal.  We make monthly interest payments on accrued interest at a floating rate equal to BAIBOR, as published by the Argentine Central Bank, plus 5%.

Discretionary Trust Agreement

In September 2008, we entered into a twenty-year irrevocable and discretionary trust agreement with Macro Bank Limited.  Under the terms of the trust, in October 2008 we assigned to the trust, and the trust manages in accordance with the terms of the trust agreement, certain liquid assets, including cash, in an initial amount of up to U.S. $23.9 million.  On November 3 and 11, 2008, we carried out an additional assignment of liquid assets for U.S. $2 million and U.S. $1 million, respectively.  The term of this agreement is 20 years.

The funds of the trust were used to repurchase Par Notes due in 2016 with a nominal value of U.S. $21.7 million.  The trust subsequently cancelled these notes, which we include in the total number of notes repurchased by us and cancelled as of December 31, 2008.  As of the date of this annual report, the investment portfolio of the trust included US $24.5 million principal amount of our Senior Notes due 2017.

As of March 31, 2009, the total value of the assets held by the trust was Ps. 56.2 million.

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

Allowance for doubtful accounts

Our trade receivables include services billed but not collected, and services accrued but not billed as of the end of each year, net of an allowance for doubtful accounts.  The allowance for doubtful accounts is assessed based on the historical levels of collections for services billed through the end of each year and subsequent collections.  Future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in the assessment for each year.  The related charges to the allowance for doubtful accounts are included in selling expenses.

	Year ended December 31,
	2008	2007	2006
	(in millions of Ps. )
Allowance for doubtful accounts:
Beginning balance	40.0	25.6	20.2
Additions	23.6	30.1	10.9
Retirements	(6.5)	(15.7)	(5.5)
Recovery	(24.0)	0	0
Ending balance	33.1	40.0	25.6

As of December 31, 2008, 2007 and 2006, the allowance for doubtful accounts was Ps. 33.1 million, Ps. 40.0 million and Ps. 25.6 million, respectively.  During 2008, 2007 and 2006, the additions to the allowance for doubtful accounts amounted to Ps. 23.6 million, Ps. 30.1 million and Ps. 10.9 million, respectively, and the retirements amounted to Ps. 6.5 million, Ps. 15.7 million and Ps. 5.5 million, respectively.  During 2008, we registered a recovery of Ps. 24.0 million, principally due to the fact that a new framework agreement has been signed.  See “Item 4. Information on the Company—Framework agreement (Shantytowns).”

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

On October 4, 2007 the Official Gazette published Resolution N° 1037/2007 of the Secretary of Energy. This resolution established that the portion of our tariff relating to energy purchases, which we ordinarily pass through to our customers, as well as the amounts corresponding to the CMM for the period from May 2006 through April 2007, would have to be deducted from the funds collected under the PUREE, until the regulatory authorities adjusted our tariff in order to compensate us for these amounts.  The resolution also establishes that the CMM adjustment for the period from May 2006 through April 2007, in effect as of May 1, 2007, amounts to 9.63%. Additionally, on October 25, 2007 the ENRE issued Resolution Nº 710/2007, which approves the use of the PUREE as a CMM compensation mechanism.  In accordance with this resolution, we recognize the revenues resulting from the 9.63% CMM adjustment and collected through the PUREE funds.

In July 2008, we obtained an increase of approximately 17.9% to our distribution margin, which we incorporated into our tariff structure. This increase represented the 9.63% CMM increase corresponding to the period from May 2006 to April 2007 and the 7.56% CMM increase corresponding to the period from May 2007 to October 2007. These CMM adjustments were included in our tariff structure as of July 1, 2008 and resulted in an average increase of 10% for customers in the small commercial, medium commercial, industrial and wheeling system categories and an average increase of 21% for residential customers with bimonthly consumption levels over 650 kWh.  As of December 31, 2008, we recorded a total amount of Ps. 84.6 million in net sales for these two CMM adjustments.

Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets for impairment.  Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recovered.  The value in use was determined as of December 31, 2008 primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.  We have made projections in order to determine the recoverable value of our non current assets based on the estimated outcome of the RTI.  No impairment was recognized during the years presented.  We do not foresee likely circumstances in the near future that would result in the recognition of an impairment of long-lived assets.

Accrued litigation

We recognize contingent liabilities with respect to existing or potential claims, lawsuits and other legal proceedings and record an accrual for litigation when it is probable that future costs will be incurred and these costs can be reasonably estimated.  These accruals are based on the most recent developments, our assessment of the likely outcome of the litigation and our counsel’s advice in dealing with, litigating and settling this and other similar legal matters.  Changes to the accrual may be necessary if future events differ substantially from the assumptions used in the assessment for each period.  In 2008, we recorded a net increase to our accrual for litigation of Ps. 15.1 million due to new litigation and changes in our evaluation of existing litigation.  Our accrual for litigation amounted to Ps. 97.8 million at December 31, 2008, Ps. 82.7 million at December 31, 2007 and Ps. 66.5 million at December 31, 2006.

Income tax and tax on presumptive minimum income

Until December 31, 2002, we determined our income tax charge by applying the legal tax rate of 35% to our taxable income for the year.  During that period, the effect of temporary differences between book value and the taxable basis of our assets and liabilities was not considered.  Since 2003, current generally accepted accounting principles in Argentina require us to determine the income tax charge under the deferred tax method.  This method involves the recognition of certain assets and liabilities in cases where there is a temporary difference between the accounting valuation and the tax valuation of those assets and liabilities, excluding differences in price levels on assets and liabilities as adjusted for inflation and their historical tax basis, which are treated as permanent differences.

As of December 31, 2005, a valuation allowance had been recorded in our financial statements to reduce the deferred tax assets.  Based on available information as of the end of each of those years, it was more likely than not that these deferred tax assets would not be realized.  The amount of the valuation allowance was based on various factors, such as historical taxable income, projected future taxable income, the experience with previous tax audits and different interpretations of tax regulations by the tax authority.  As of December 31, 2006, the valuation allowance of the deferred tax assets was partially reversed mainly due to the fact that, as a consequence of the ratification of the Adjustment Agreement in January 2007 and the renegotiation of our financial debt in April 2006, we have expected to generate taxable income allowing us to offset a significant portion of the tax loss carryforwards we generated in 2002 before such offset becomes barred by the applicable statute of limitations.  The reversal of the deferred tax asset related to the tax loss carryforward was due to a significant increase in our taxable income, which was partially offset by the tax deduction of the ENRE penalties in 2007.  In the year ended December 31, 2008, we reversed the entire valuation allowance of the deferred tax assets.  The table below summarizes our tax loss carryforwards as of December 31, 2008, in thousands of Pesos:

	Amount	Tax Rate 35%	Year Expiring
Tax loss carryforward in 2005	23,761	8,316	2010
Total tax loss carryforward as of December 31, 2008	23,761	8,316
_______________________

Labor cost liabilities

Labor cost liabilities and early retirement payables correspond to the following charges:

•	paid leave for accumulated vacation;

•	bonuses to employees with a specified number of years of employment and who are included in our collective bargaining agreements;

•	benefits to employees (pension plan) which are included in our collective bargaining agreements, to be given at the time of retirement; and

•	early retirement payables.

Our accruals for early retirement payables amounted to Ps. 20.9 million at December 31, 2008, Ps. 8.0 million at December 31, 2007 and Ps. 8.1 million at December 31, 2006.

Liabilities related to bonuses and benefits to employees (pension plans) are calculated considering all rights accrued by the beneficiaries of both plans as of year end based on an actuarial report issued by an independent professional as of that date.  These liabilities are recorded as bonuses accrued and provisions for benefits to personnel, respectively.  Our liabilities related to bonuses and benefits to employees (pension plans) amounted to Ps. 26.0 million at December 31, 2008, Ps. 19.1 million at December 31, 2007 and Ps. 14.5 million at December 31, 2006.  Actuarial calculations are typically based on the following key assumptions: employee turnover, actual salary increases, mortality ages, disability studies, retirement age probability studies, discount rates and inflation.  These assumptions change as market and economic conditions change.  See notes 3 and 8 to our audited financial statements included elsewhere in this annual report for further information on our labor cost liabilities.

Financial debt

We record our financial debt in our balance sheet at the fair value reflecting our management’s best estimate of the amounts expected to be paid at each period end.  The fair value has been determined as the present value of the future cash flows to be paid (including payment of interest) under the terms of the debt discounted at a rate which, in accordance with the criterion we apply, reasonably reflected market assessment of the time value of money and risk specific of the debt instruments at the time of their initial measurement.  During the year ended December 31, 2006, we recorded the restructuring of debt after receiving consents to our restructuring from holders of 100% of our defaulted debt.  The debt extinguishment generated a one-time gain of Ps. 179.2 million.  We did not record any adjustment to present value before the year ended December 31, 2006 because our financial debt was in default.  The adjustment to present value of the future cash flows of the debt issued in the restructuring, using a market interest rate of 10.5% for the year ended December 31, 2008 and 2007 and 10% for the year ended December 31, 2006, generated a charge of Ps. 8.5 million, Ps. 21.5 million in 2008 and 2007, respectively and a gain of Ps. 57.1 million in the year ended December 31, 2006.

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

During the year ended December 31, 2008, we repurchased a total amount of U.S. $32.5 million and U.S. $17.5 million of principal amount of our Fixed Rate Par Notes due 2016 and Senior Notes due 2017, respectively.  As of December 31, 2008 we recorded a gain of Ps. 84.6 million related to these repurchases and redemptions.  In addition, the adjustment to present value of the cash flows of these repurchased and redeemed notes, using a market interest rate of 10.5% for the year ended December 31, 2008, generated an accounting gain of Ps. 9.0 million.

PRINCIPAL DIFFERENCES BETWEEN ARGENTINE GAAP AND U.S. GAAP

Our financial statements are prepared in accordance with generally accepted accounting principles in the City of Buenos Aires, Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from U.S. GAAP.  Note 27 to our audited financial statements included elsewhere in this annual report, provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity as of December 31, 2008, 2007 and 2006 and for the years then ended.

The principal differences between Argentine GAAP and U.S. GAAP as they relate to us in these years are the results of our debt restructuring, the treatment of deferred income taxes, the capitalization of interest, the treatment of asset retirement obligations, our expenses related to our initial public offering, the treatment of certain pension plan liabilities in accordance with the Financial Accounting Standards Board (FASB) Statement No. 158, the treatment of the trust consolidation and the investments in marketable securities. Each of these differences affects either net income (loss) or shareholders’ equity. See note 27 to our audited financial statements included elsewhere in this annual report for a discussion of these differences and the effect on our results of operations and financial position.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements as of December 31, 2008, 2007 and 2006.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual liabilities and commitments as of December 31, 2008.  Peso amounts have been translated from U.S. Dollar amounts at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2008 of Ps. 3.453 to U.S. $1.00.

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions of Pesos)
Long term debt obligations (1)(2)	Ps. 1,760.1	210.3	307.7	184.9	1,057.2
Accrued fines and penalties(3)	331.6	—	—	—	—
Financial assistance fees(4)	14.9	8.5	6.4	—	—
Operating leases(5)	14.8	6.0	8.5	0.3	—
Capital expenditures(6)	—	—	—	—	—
Accrued Litigation(7)	17.3	—	17.3	—	—
Total	Ps. 2,138.7	Ps. 224.8	Ps. 339.9	Ps. 185.2	Ps. 1,057.2

(1)
Includes amortization of principal and interest payments, including our management’s current estimates of future market rates in respect of our floating rate debt (which amounted to U.S. $12.7 million as of December 31, 2008).  Calculated at the prevailing exchange rate as of December 31, 2008, Ps./U.S. $3.453.  See “—Debt” for a description of these restructuring notes, including amortization and interest payment terms and mandatory prepayment with excess cash provisions.  All of our indebtedness is unsecured.  None of our indebtedness is guaranteed.

(2)
Does not include debt repurchased after December 31, 2008.  As of the date of this annual report, we had repurchased U.S. $30.2 million Fixed Rate Par Notes due 2016 and U.S. $15.7 million Senior Notes due 2017.

(3)
Includes adjustments made to reflect the ratification of the Adjustment Agreement.  We were required to make an adjustment to a portion of our accrued fines and penalties totaling Ps. 47.0 million to reflect the recent increase to our VAD pursuant to the Adjustment Agreement and the May 2006 CMM and Ps. 17.2 million and P.S. 18.1 million to reflect the CMM adjustment for the years ended December 31, 2008 and 2007, respectively.  In addition, pursuant to the terms of the Adjustment Agreement, the Argentine government agreed, subject to the fulfillment of certain conditions, to forgive, upon the completion of the RTI, approximately Ps. 71.4  million of our accrued fines and penalties and allow us to pay the remaining Ps. 260.2 million of these fines and penalties in semi-annual installments over a 7-year period commencing 180 days after the RTI comes into effect.  Because the Adjustment Agreement was not ratified until January 2007, we have recalculated the amounts of accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement as well as the amounts subject to forgiveness.  See “Item 4. Information on the Company—Our concession —Fines and penalties.”

(4)
Fees payable under our financial services agreement with EASA, our controlling shareholder.  This agreement expires in 2010.  See “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions— Financial Services Agreement with EASA.”

(5)	Reports our minimum required lease payments.
(6)	Our concession does not require us to make any specified amount of capital expenditures, but requires us to meet certain quality and other service standards. See “—Capital expenditures.”
(7)
Represents a contingent liability for the tax claim that we have with the Argentine Tax Authority related to the income tax deduction of the allowance for bad debts for the three fiscal years ended December 31, 1996, December 31, 1997 and December 31, 1998.  This tax claim is based on the fact that we could not demonstrate that the accounts receivable had collectability risk factors as it is described by the Argentine Income Tax Law.  The amount recorded for this tax claim includes interests and penalties accrued as of December 31, 2008.

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

Directors and alternate directors serve for one-year periods, indefinitely renewable.

Our directors and alternate directors are as follows:

Name	Position	Age	Year of appointment (class electing director)
Alejandro Macfarlane	Chairman and CEO	43	2009 (Class A)
Marcos Marcelo Mindlin**	Vice Chairman	45	2009 (Class A)
Damián Miguel Mindlin**	Director	43	2009 (Class A)
Gustavo Mariani	Director	38	2009 (Class A)
Luis Pablo Rogelio Pagano	Director	55	2009 (Class A)
Eduardo Llanos*	Director	65	2009 (Class A)
Maximiliano Alejandro Fernández*	Director	49	2009 (Class A)
Ricardo Alejandro Torres	Director	51	2009 (Class B/C)
Diego Martín Salaverri	Director	44	2009 (Class B/C)
Edgardo Alberto Volosín	Director	55	2009 (Class B/C)
Luis Caputo*	Director	43	2009 (Class B/C)
Eduardo Orlando Quiles*	Director	66	2009 (Class B/C)
Javier Douer	Alternate Director	35	2009 (Class A)
Pablo Díaz	Alternate Director	51	2009 (Class A)
Brian Henderson	Alternate Director	63	2009 (Class A)
Jorge Miguel Grecco	Alternate Director	48	2009 (Class A)
Ariel Schapira	Alternate Director	47	2009 (Class A)
Ricardo Sericano	Alternate Director	60	2009 (Class A)
Jaime Barba	Alternate Director	45	2009 (Class A)
Maia Chmielewski	Alternate Director	29	2009 (Class B/C)
Gabriel Cohen	Alternate Director	44	2009 (Class B/C)
Alejandro Mindlin**	Alternate Director	33	2009 (Class B/C)
Rafael Mancuso*	Alternate Director	66	2009 (Class B/C)
Eduardo Maggi	Alternate Director	53	2009 (Class B/C)
______________________
*	Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.
**	The following family relationships exist within the board of directors: Marcos Marcelo Mindlin, Damián Miguel Mindlin and Alejandro Mindlin are brothers.

The following is a brief description of our current directors’ and alternate directors’ background, experience and principal business activities:

Alejandro Macfarlane.  Mr. Macfarlane has been the chairman of the board of directors and CEO of Edenor since 2005.  He serves as president of ADEERA, the pre-eminent electricity distributors association of Argentina, since September 2005.  Mr. Macfarlane is also a member of the board of directors of Macro Bansud Bank and San Antonio International SRL.  He was a board member of YPF S.A. and has been a member of YPF Foundation since 1999.  He is the president of Grupo AM S.A., a corporate and institutional relationships consulting firm.  He is member and director of the Instituto para el Desarrollo Empresarial Argentino (Argentinean Business Development Institute, or IDEA) and a member of the Consejo Argentino para las Relaciones Internacionales (Argentinean Council for International Relationships, or CARI).

Marcos Marcelo Mindlin.  Mr. Mindlin has been a member of the board of directors of Edenor since 2005.  Mr. Mindlin has been the vice chairman of Edenor since 2005.  Mr. Mindlin currently serves as the chairman of Pampa Energía S.A. and as chairman of the Cámara Argentina de Energía (CADE), an Argentine energy services institution.  From 1991 to 2003, Mr. Mindlin was the founding partner, vice chairman and CFO of IRSA Inversiones y Representaciones S.A., a leading Argentine real estate firm, and director of Banco Hipotecario S.A., the leading mortgage bank in the country.  In November 2003, Mr. Mindlin resigned from the IRSA Group to focus his efforts on Grupo Dolphin S.A., an Argentine investment advisory and private equity firm created in 1990 based in Argentina of which Mr. Mindlin is a founding shareholder.  Mr. Mindlin received an MBA from the Universidad del Centro de Estudios Macroeconómicos and a degree in business administration from the Universidad de Buenos Aires.  In 2002, Mr. Mindlin founded and managed a non-governmental organization called Foundation for the Popular Initiative, whose objective is to create political space for citizens to present popular initiatives in Congress.  In 2008, he founded Fundación todo por los chicos, whose principal objective is to assist vulnerable children.  In addition, Mr. Mindlin formerly served as president of the executive committee of Tzekada, a foundation of the judeo-argentine community and he is a member of the Council of the Americas.

Damián Miguel Mindlin.  Mr. Mindlin has been a member of the board of directors of Edenor since 2005.  Mr. Mindlin is a shareholder and director of Grupo Dolphin S.A., an Argentine investment advisory and private equity firm founded in 1990, and is vice chairman of Pampa Energía S.A.  Mr. Mindlin is also a member of the board of directors of Pampa Participaciones S.A., Pampa Real Estate S.A., Compañía Buenos Aires S.A., Powerco S.A.  Central Térmica Güemes S.A. and Pampa Participaciones II S.A. and as vice chairman of Comunicaciones y Servicios S.A., Dilurey S.A., Inversora Güemes S.A., Transelec Argentina S.A., Grupo Dolphin S.A., Dolphin Energía S.A., IEASA S.A., Electricidad Argentina S.A. and Transba S.A.  He also serves as a member of the board of directors of Edenor S.A., Citelec S.A., Dolphin Finance S.A., Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A., Préstamos y Servicios S.A., Inversora Dimante S.A., Inversora Nihuiles S.A., Inversora Ingentis S.A., Central Piedra Buena S.A., Corporación Independiente de Energía S.A. and as an alternate member of the board of directors of Compañia de Transporte de Energia Eléctrica en Alta Tension S.A. (Transener) and Ingentis S.A.

Gustavo Mariani.  Mr. Mariani has been a member of the board of directors of Edenor since 2005.  Mr. Mariani is a member of the board of directors and a managing director of Grupo Dolphin S.A., an Argentine investment advisory and private equity firm.  He joined Grupo Dolphin S.A. in 1993, as an analyst and then served as a portfolio manager.  He served as financial and corporate director of IRSA Inversiones y Representaciones S.A.  Currently, he also serves as member of the board of directors of each of EASA, IEASA, Dolphin Energia, Transba, Pampa Energía S.A., Pampa Advisors S.A., Citelec, Transener, Transba and Dolphin Finance S.A., and alternate director for Transener S.A. and Citelec S.A.  Mr. Mariani has an MBA from Universidad del Centro de Estudios Macroeconómicos and a degree in economics from the Universidad de Belgrano in Buenos Aires.  He is a certified financial analyst since 1998.

Luis Pablo Rogelio Pagano.  Mr. Pagano has been a member of the board of directors of Edenor since 2005.  Mr. Pagano is the chief financial officer of Edenor and was also a managing director of Grupo Dolphin S.A.  Prior to joining Grupo Dolphin S.A. in 2002, Mr. Pagano held various positions, including general partner and managing director for Newbridge Latin America, investment banking director for Deutsche Morgan Grenfell in Argentina, vice president and investment banking director for Citibank N.A. and chief financial officer for Argentina, Brazil, Paraguay, Uruguay and Chile of Bank of America, NTSA.  Mr. Pagano received an MBA from the Instituto de Estudios Superiores de la Empresa (IESE), in Spain and both a CPA and BA in Business Administration from the Universidad Católica Argentina.

Eduardo Llanos. Mr. Llanos has been a Director of Edenor since 2008.  Mr. Llanos served as a member of the Supervisory Committee of Televisión Federal S.A. (Telefé), Telefónica de Argentina S.A. y Telefónica Holding Argentina S.A.  From 1969 to 2000, Mr. Llanos worked at Arthur Andersen / Pistrelli, Diaz y Asociados, in the Auditing Division and the Tax Division.  When he left Arthur Andersen, Mr. Llanos was an International Partner, the Director of Tax Practice for Argentina, Chile, Uruguay, Paraguay and Boliva and the Director of Operations in Bolivia.  From 2000 to 2003, Mr. Llanos was a partner at Estudio E. Llanos y Asociados.  Throughout his career, Mr. Llanos has taught tax and public finance classes at Universidad de Buenos Aires, Universidad Nacional de Lomas de Zamora and Universidad de Morón.  Mr. Llanos graduated with a degree in public accounting from Universidad de Buenos Aires in 1971.

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

Ricardo Alejandro Torres.  Mr. Torres has been a director of Edenor since 2007, and served as an alternate director from 2006 through 2007.  Mr. Torres has been chief executive officer of Pampa Energía S.A. since November 2005, before which he was a partner of Darwin Inversiones S.A.  From 1993 through 2001, Mr. Torres was chief financial officer of IRSA Inversiones y Representaciones S.A. and a director of Alto Palermo S.A., Brazil Realty Empreendimentos e Participações S.A., Abril S.A. and Inversora Bolívar S.A.  Mr. Torres was also a professor of finance and taxes at the Faculty of Economic Sciences of the University of Buenos Aires.  He currently serves as a member of the board of directors of Pampa Advisors S.A. and Educaria, a private equity fund specializing in the education sector.  Mr. Torres is a public accountant with a degree from the University of Buenos Aires and holds an MBA from the Universidad Austral.

Diego Martín Salaverri.  Mr. Salaverri has been a member of the board of directors of Edenor since 2007.  He is a founding partner of the Argentine law firm of Errecondo, Salaverri, Dellatorre, González & Burgio.  He earned a degree in law in 1988 from the Universidad Católica Argentina, Buenos Aires.  He is member of the board of directors of Pampa Energía, Laboratorios Northia SACIFIA, Dico S.A. and Formosa Refrescos S.A.  He also is a member of the supervisory committee of Dolphin Creditos S.A., Dolphin Creditos Holding S.A., Pampa Generación S.A., Pampa Participaciones S.A., Pampa Participaciones II S.A., Pampa Real Estate S.A., Energía Distribuida S.A., Inversora Güemes S.A., Grupo STSA and Credit Group S.A.  Until 2007, he was a member of the board of directors of EASA.  Mr. Salaverri resigned from his position as director of EASA at the November 14, 2007 meeting of the board of directors of EASA.  Mr. Salaverri is also an Alternate Member of the statutory audit committee of Inversora Diamante S.A., Compañía Buenos Aires S.A., Inversora Nihuiles S.A., GSF S.A. and Maltería del Puerto S.A.

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

Luis Caputo.  Mr. Caputo has been a member of the board of directors since 2009.  Between 2003 and 2008, he was CEO and country manager at Deutsche Bank Argentina.  He joined Deutsche Bank in September of 1997, and was transferred to London as managing director and head of emerging markets trading for Latinamerica, East Europe and Asia.  Previously, between 1994 and 1998, he was head of fixed income and derivatives trading for Latinamérica at J.P. Morgan New York.  In 1993 he served as head of asset and liabilities management, foreign exchange and equity trading at J.P. Morgan Argentina.  He holds a degree in business administration from la Universidad de Buenos Aires.

Eduardo Orlando Quiles.  Mr. Quiles has been a member of the board of directors since 2009.  Between 1965 and 1971 he served as the Sindicato de Luz y Fuerza de Capital Federal (Light and Power Union of the Capital) in the Treasury and Accounting Department.  Subsequently, he worked as general accountant at Cooperativa de Crédito Luz y Fuerza Ltda (Credit Union of Light and Power) until 1980.  Between 1980 and 1985 he served as tax chief in Petersen Thiele y Cruz S.A.  He holds a CPA from la Universidad Nacional de Buenos Aires and he has a masters degree in professional independent bureau in taxes and audit.

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

Pablo Díaz.  Mr. Díaz has been an alternate director of Edenor since 2005.  Mr. Díaz currently serves as an advisor to the president of Grupo Dolphin S.A.  He also serves as an alternate director at Transba S.A. and a Director of Inversora Ingentis S.A., Inversora Nihuiles S.A., Inversora Diamante S.A., Pampa Participaciones II S.A., Central Térmica Güemes S.A., Corporación Independiente de Energfía S.A., Hidroeléctrica Diamante S.A., Hidroeléctrica Nihuiles S.A., Citelec S.A. and Transener S.A.  Previously, he was an Advisor at the Subsecretaría de Energía Eléctrica (the Argentine Undersecretary for Electrical Energy) and has held various positions in the electricity industry.

Brian Henderson.  Mr. Henderson has been an alternate director of Edenor since 2005.  He has been a technical advisor to Grupo Dolphin S.A. since 2003.  He also serves as president of Central Piedra Buena S.A. and Corporación Independiente de Energía S.A.  Mr. Henderson is also a director of Citelec, Transener S.A., Inversora Nihuiles S.A., and Central Térmica Güemes S.A. and an alternate director of Dolphin Energía S.A., Edenor S.A., Transba S.A., Powerco S.A., IEASA S.A., Inversora Ingentis S.A., Termoeléctrica San Martín S.A., Termoeléctrica Manuel Belgrano S.A., Pampa Participaciones II S.A., Pampa Generación S.A. and Inversora Güemes S.A.  Previously, Mr. Henderson served as Director of Latin America for National Grid (UK), president of the board of directors of Transener, Citelec and Transba.  He was director of Silica Networks and Manquehue Net Telecomunicaciones (Chile) and vice president of commercial operations of Charter Oak Energy in Americ, Africa and Europe.  Mr. Henderson was Vice Chairman and General Manager of Deutsche Babcock Riley, Canada Inc.  Mr. Henderson has a degree in electrical engineering from Hebburn College.

Jorge Miguel Grecco.  Mr. Grecco has been an alternate director of Edenor since 2006.  Mr. Grecco served as director of external relations of Edenor since 2005.  Mr. Grecco has also held positions in various media companies, including Grupo América, Grupo Cimeco, Infobae, Perfíl, Clarín, El Heraldo de Buenos Aires, Trespuntos and Somos.  Mr. Grecco is also a professor of journalism at the University of Belgrano and is a published author.

Ariel Schapira.  Mr. Schapira has been an alternate director of Edenor since 2007.  In addition, since 2007, Mr. Shapira has served as the director of new business for Grupo Dolphin S.A.  Previously, from 2004 to 2007, he served as the regional director for Latinamérica at Telefónica Móviles S.A., vice president of marketing and customer operations of Bellsouth International in Atlanta from 2001 to 2004, manager of marketing and new business for Compañía de Radiocomunicaciones Móviles S.A. (Movicom Bellsouth) from 1995 to 2001, CEO and general manager of Radiomensaje S.A. (a joint-venture with Motorola) from 1995 to 1997, and general manager of Pouyet Tecsel S.A. from 1991 to 1995.  Mr. Schapira is an industrial engineer. He graduated from la Universidad de Buenos Aires.

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

Jaime J. Barba.  Mr. Barba has been an alternate director at Edenor since 2009.  He also served as legal manager and secretary of the board of directors at Edenor.  In addition, he is a director and member of the executive committee at Compañía Administradora del Mercado Mayorista Eléctrico S.A. (CAMMESA), and a member of the supervisory committees at Petropack S.A. and Centro de Movimiento de Energía S.A. (SACME).  Between 1996 and 2004 he worked in various positions at EDEERSA (Empresa Distribuidora de Energía Entre Rios SA).  Mr. Barba holds a degree in law from the Universidad Nacional del Litoral and a master’s from the Direct Development Program at IAE.

Maia Chmielewski.  Ms. Chmielewski has been an Alternate Director at Edenor since 2007.  She also serves as an Alternate Director of CIESA S.A. and CPB S.A.  Ms. Chmielewski serves in the investment group of Pampa Energía S.A.  Ms. Chmielewski holds both a Bachelor’s degree in Business Economics and in Economics from the Universidad Torcuato Di Tella in Buenos Aires.

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

Alejandro Mindlin.  Mr. Mindlin has been an alternate director of Edenor since 2005.  Mr. Mindlin is an alternate director of Pampa Energía where he serves in the institutional relations and communications department.  He is also an alternate director of EASA.  Prior to joining Pampa Energía, Mr. Mindlin served in the marketing group of Grupo Dolphin S.A.  Mr. Mindlin has a bachelor’s degree in middle eastern history and languages from the Tel Aviv University, as well as a film director’s degree.

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

Rafael Mancuso.  Mr. Mancuso has been an alternate director at Edenor since 2009.  During 2008 and 2007 he has served as member of the board of directors at Edenor.  He has served as the general manager of OSTEE since 1993.  He was the general undersecretary of the Sindicato de Luz y Fuerza de la Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires) from 1991 through 1999, for which he also has served as secretary of social responsibility since 1993.  Mr. Mancuso served as a member of the board of directors of Central Puerto from 1993 through 1997.

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

Executive committee

On October 4, 2007, our board of directors created an executive committee, as contemplated by our by-laws and Law 19.550, and delegated to the executive committee the authority to take certain actions on behalf of the board.  The executive committee complements the work of the board by executing certain day-to-day tasks required for overseeing our company.  By creating an executive committee, the board sought to increase the efficiency with which our company is directed.  The Executive Committee consists of Alejandro Macfarlane, Marcos Marcelo Mindlin, Damián Mindlin, Gustavo Mariani, Ricardo Torres and Rogelio Pagano.

Audit committee

Pursuant to the Transparency Decree and CNV rules, Argentine public companies must appoint a comité de auditoría (audit committee) composed of at least three members of the board of directors, a majority of which must be independent in accordance with Argentine law.

Pursuant to our bylaws, one director is appointed by holders of our Class A shares and one by holders of our Class B shares.  Our audit committee’s duties include:

•	monitoring our internal control, administrative and accounting systems;

•	supervising the application of our risk management policies;

•	providing the market adequate information regarding conflicts of interests that may arise between our company and our directors or controlling shareholders;

•	rendering opinions on transactions with related parties; and

•	supervising and reporting to regulatory authorities the existence of any kind of conflict of interest.

The members of our audit committee are:

Name	Position	Class electing member
Luis Caputo(1)	Member	Class B
Maximiliano Alejandro Fernández(1)	Member	Class A
Eduardo Llanos(1)	Member	Class A
(1) Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934.

Senior management

The following table sets forth information regarding our senior management:

Name	Current Position	Age
Alejandro Macfarlane	Chief Executive Officer	43
Luis Pablo Rogelio Pagano	Chief Financial Officer	55
Ricardo Sericano	Technical Director	60
Eduardo Maggi	Director of Operations	53
Victor Augusto Ruiz	Principal Accounting Officer	49
Jorge Miguel Grecco	Director of External Relations	48
Edgardo Alberto Volosín	Director of Corporate Affairs	55

Víctor Augusto Ruiz.  Mr. Ruiz began working at Edenor in 1992.  He was one of the original partners from the consortium that participated in the privatization of our company.  He was part of the Grupo ASTRA CAPSA (Astra Compañía Argentina de Petroleo S.A.).  Between 1992 and 2006, he worked as financial statements sub-manager and accounting sub-manager at Edenor.  Between 2006 and 2008, he worked as tax manager and since August 2008 he has worked as principal accounting officer.  He is a consultant member of the Tax Commission and the Accounting Rules and Public Offering Commission at la Cámara de Sociedades Anónimas (Chamber of Businesses).  Mr. Ruiz holds a CPA from la Universidad de Buenos Aires and an MBA from la Universidad del Salvador in Argentina and Deusto in Spain.

Supervisory committee

Argentine law requires certain corporations, such as our company, to have a Comisión Fiscalizadora (supervisory committee).  The supervisory committee is responsible for overseeing compliance with our bylaws, shareholders’ resolutions and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the annual ordinary general meeting a written report on the reasonableness of the financial information of the Company’s annual report and the financial statements presented to the shareholders by our board of directors.  The members of the supervisory committee are also authorized to attend board of directors, audit committee and shareholders’ meetings, call extraordinary shareholders’ meetings, and investigate written complaints of shareholders holding at least 2% of our outstanding shares.  Pursuant to Argentine law, the members of the supervisory committee must be licensed attorneys or certified public accountants.

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

The members and alternate members of our supervisory committee are:

Name	Position	Year of appointment (class electing member)
Javier Errecondo	Member	2009 (Class A)
José Daniel Abelovich(1)	Member	2009 (Class A)
Jorge Roberto Pardo	Member	2009 (Class B/C)
Santiago Dellatorre	Alternate member	2009 (Class A)
Marcelo Fuxman(1)	Alternate member	2009 (Class A)
Alejandro Gabriel Turri(1)	Alternate member	2009 (Class B/C)

(1)       Independent under Argentine law.

Javier Errecondo.  Mr. Errecondo is a founding partner of the Argentine law firm Errecondo, Salaverri, Dellatorre, González & Burgio.  He earned a degree in law in 1985 from the Universidad de Buenos Aires.  He is a director of Dolphin Créditos S.A. and Nortel Inversora S.A. and an alternate director of AEI Servicios Argentina S.A., Formosa Refrescos S.A. and Dico S.A.  In addition, he is a member of the statutory audit committees of IEASA, Dolphin Energía and Pampa Energía S.A., Desarrollos Caballito S.A., Pegasus Realty S.A., O.P.M. Inmobiliaria S.A., Entertainment Depot S.A., EDEN S.A., FinanGroup S.A., GSF S.A., Grupo Union S.A., Credit Group S.A., Farmacity S.A., Freddo S.A. and AESEBA S.A. and an alternate member of the statutory audit committees of EASA, Construred S.A. BA Mall S.R.L., Cablevisión S.A. and Multicanal S.A.

José Daniel Abelovich.  Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a senior partner of the audit firm Abelovich, Polano & Asociados SRL/ Nexia International, an accounting firm in Argentina. Formerly, he had been a manager of Harteneck, Lopez y Cia,/Coopers & Lybrand and has served as a senior advisor for the World Bank. He is a member of the supervisory committees of Pampa Energía S.A., Transener SA, Cresud SA, IRSA Inversiones y Representaciones SA, Banco Hipotecario SA, Alto Palermo SA, among other companies.

Jorge Roberto Pardo.  Between 1993 and 2008, Mr. Pardo worked at la Sindicatura General de la Nación (General Union of the Republic of Argentina, or SIGEN) in several positions, including as Joint General Statutory Auditor of the Nation.  Between 1983 and 1992 he worked in la Sindicatura General de Empresas Públicas (General Union of State-Owned Companies, or SIGEP).  Mr. Pardo holds a CPA from la Universidad de Buenos Aires.

Santiago Dellatorre.  Mr. Dellatorre is a founding partner of the Argentine law firm Errecondo, Salaverri, Dellatorre, González & Burgio.  He has been a member of the board of directors at Cablevisión since 2005.  Between 1994 and 1995, Mr. Dellatorre worked as an international associate at the United States law firm Shearman & Sterling LLP.  Mr. Dellatorre received his law degree with honors from the Universidad Católica Argentina in 1990.  He is a director of Cablevisión S.A. and EDEN S.A., a member of the statutory audit committee of Empresa de Energía Río Negro S.A. (EdERSA).  In addition, he is an alternate member of the statutory audit committee of Dolphin Energía S.A., EASA and GSF S.A.

Marcelo Fuxman.  Mr. Fuxman  obtained a degree in accounting from the Universidad de Buenos Aires. He is a  partner of the audit firm Abelovich, Polano & Asociados SRL/ NEXIA INTERNATIONAL, an accounting firm in Argentina. He is a member of the supervisory committees of Pampa Energía S.A., Transener SA, Cresud SA, IRSA Inversiones y Representaciones SA, Banco Hipotecario SA, Alto Palermo SA, among other companies.

Alejandro Gabriel Turri.  Mr. Turri has worked at SIGEN in various positions since 1993.  Between 1989 and 1992 he worked at SIGEP and between 1984 and 1988 at the Tribunal de Cuentas de la Nación.  Mr. Turri holds a CPA and a business administration degree, both from la Universidad de Buenos Aires.

COMPENSATION

Our board of directors does not have a compensation or remuneration committee.  The aggregate remuneration paid to the members and alternate members of our board of directors, the members and alternate members of our supervisory committee and our senior management during 2008 was approximately Ps. 14.4 million.

EMPLOYEES

As of December 31, 2008, we had 2,487 full-time employees and 38 part-time employees, for a total of 2,525 employees.  At December 31, 2007 we had 2,465 full-time employees and 43 part-time employees, for a total of 2,508 employees, and at December 31, 2006 we had 2,369 full-time employees and 91 part-time employees, for a total of 2,460 employees.  As of December 31, 2008, approximately 80% of our full-time employees are subject to two collective bargaining agreements.  After the privatization, an employee reduction plan was implemented to reduce the number of employees from 6,368 employees at the time of the privatization.  The employee reductions were primarily effected through an early retirement program.  In addition, we implemented an early retirement plan for those employees who had made the payments required by law and had less than five years before retirement, offering them monthly payments of 80% of their pre-retirement net salary.  Access to this plan is conditioned upon our own approval and the prior separation from our company under an agreement signed before the Argentine Ministry of Labor.  In July 1995, we signed two collective bargaining agreements with Sindicato de Luz y Fuerza and Asociación del Personal Superior, the two unions that represent our employees.  In accordance with the union agreements, which have been revised since 1995 but remain in effect, we created a mediation commission to interpret the agreements and analyze claims and unresolved issues that arise in our daily activities.  The most common issues that arise deal with changes to employment categories, relocation of employees, detailed situations with personnel and the analysis of the suitability of different technological advancements.  Currently, our relations with the unions are stable.  However, due to the growing national and international crisis, we may experience increased strains in our relationship with the unions in the coming months.  We cannot guarantee that we will not experience any conflicts with our employees in the future, including with our unionized employees in the context of future negotiations of our collective bargaining agreements, which could result in events such as strikes or other disruptions that could have a negative impact on our operations.

We have outsourced a number of activities related to our business to third party contractors as we seek to maintain a flexible cost base that allows us both to maintain a lower cost base and gives us the ability to respond more quickly to changes in our market.  We had approximately 3,029 third-party employees under contract with our company as of December 31, 2008, 3,612 as of December 31, 2007 and 3,156 as of December 31, 2006.  We calculate our number of third-party employees based on the number of employees we have under contract, which does not directly relate to the number of third-party employees performing services for our company at any given time, as we only pay for services of these employees on an as-needed basis although they remain under contract for specified periods.  Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that, if conflicted, contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.  As of December 31, 2008, contractors’ employees were seeking indemnification from us for an aggregate amount of Ps. 56.2 million, including legal fees and interest and as of such date, based on legal advice, have recorded accruals for an aggregate amount of Ps. 32.8 million to cover the liabilities we may have in connection with such claims.

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

Item 7.      Major Shareholders and Related Party Transactions

The following table sets forth information relating to the ownership of our common shares as of the date of this annual report.

	Class(1)	Shares	(%)
Electricidad Argentina S.A.(2)	A	462,292,111	51.0%
Employee Stock Participation Program	C	1,952,604	0.2%
Public	B	203,742,260	22.5%
ANSES(2)	B	229,055,625	25.3%
Treasury Shares	B	9,412,500	1.0%
Total		906,455,100	100.0%

(1)       Each class of shares entitles holders to one vote per share.
(2)       All of our Class A shares have been pledged to the Argentine government to secure our obligations under our concession and cannot be transferred without the prior approval of the ENRE.  See “Item 4. Information on the Company—Our concession —Our obligations.” Electricidad Argentina S.A. (EASA) is an Argentine corporation wholly owned by Dolphin Energía and IEASA.  Dolphin Energía holds 90% of the voting stock and 92.3% of the total outstanding stock of EASA, and IEASA holds the remainder.  Pampa Energía S.A. currently owns 100% of the capital stock of Dolphin Energía and IEASA.
(3)      On November 20, 2008, the Argentine Congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (National Social Security Agency, or ANSES) and eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES.  These transferred assets included 229,055,625 of our Class B shares, representing 25.3% of our capital stock.  The ANSES is subject to the same investment rules, prohibitions and restrictions that were applicable to the Argentine private pension funds under the retirement savings system, including restrictions on the exercise of more than 5% of the voting power in any local or foreign company, such as the Company, in any meeting of shareholders, irrespective of the actual interest held in the relevant company's capital stock.

As of December 31, 2008, we had approximately 5,497,537 ADSs outstanding, representing 109,950,740 Class B shares.

Acquisition by Dolphin Energía and IEASA.

In September 2005, Dolphin Energía and IEASA purchased a controlling stake in the company from EDFI.  Until September 28, 2007, Dolphin Energía and IEASA were controlled by the principal members of Grupo Dolphin, Marcos Marcelo Mindlin, Damián Miguel Mindlin and Gustavo Mariani.  Such principal members had significant experience investing in Argentine energy sector dating back to 2004.

Initial Public Offering

 In April 2007, we completed the initial public offering of our Class B ordinary shares in the form of American Depository Shares (ADSs).  We and a group of our shareholders sold 18,050,097 ADSs, representing 361,001,940 ordinary Class B shares, in a offering in the United States and other jurisdictions outside of Argentina, and the Employee Stock Participation Program sold 81,208,416 ordinary class B shares in a simultaneous offering in Argentina.  The ADSs are listed on the New York Stock Exchange under the symbol “EDN” and the Class B shares are listed on the BASE under the same symbol.  We received approximately U.S. $61.4 million from the initial public offering, before costs.  Of this amount, we used approximately U.S. $36 million to repurchase some of our Discount Notes due 2014.  The remainder of the proceeds from the initial public offering was used to repurchase some of our Fixed Rate Par Notes due 2016 and for capital expenditures.  After the initial public offering, our controlling shareholder continues to own 51% of our ordinary shares.

Acquisition by Pampa Energía S.A.  (Formerly called Pampa Holding SA)

On June 22, 2007,  the principal members of Grupo Dolphin, Marcos Marcelo Mindlin, Damián Miguel Mindlin and Gustavo Mariani, signed a stock subscription agreement with Pampa Energía S.A., pursuant to which they agreed to transfer all of the stock of Dolphin Energía and IEASA to Pampa Energía S.A. in exchange for common stock of Pampa Energía S.A.  On August 30, 2007, the shareholders of Pampa Energía S.A. approved this transfer of shares, and the CNV and the BASE approved the public offering and listing of the shares in September 2007.  The transaction was consummated on September 28, 2007, and as a result, Pampa Energía S.A. owns 100% of the capital stock of each of Dolphin Energía and IEASA, which in turn collectively own all of the capital stock of EASA, our controlling shareholder.  The ratio of exchange of common shares of Pampa Energía S.A. and shares of Dolphin Energía and IEASA was determined using the respective averages of the closing prices of Pampa Energía S.A.’s and our shares on the Buenos Aires Stock Exchange during a 10-trading day period ending on August 15, 2007, taking into account, in the case of shares of Dolphin Energía and IEASA, EASA’s stake in our company, the net present value of EASA’s outstanding indebtedness and the net present value of fees to be paid by us to EASA under the Financial Services Agreement dated April 4, 2006 between our company and EASA.  See “Related party transactions—Financial services agreement with EASA.”

The former shareholders of Dolphin Energía and IEASA, Messrs. Marcos Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, are the controlling shareholders of Grupo Dolphin and are managers of Pampa Energía S.A., an Argentine public company with a market capitalization (net of repurchases) of Ps. 1,371.8 million as of December 31, 2008.  Pampa Energía S.A. was acquired in November 2005 by certain principals of Grupo Dolphin to serve as a corporate vehicle for private equity investments in Argentina.  Through companies under their control, Messrs. Marcos Marcelo Mindlin, Damián Mindlin and Gustavo Mariani currently control approximately 21.04% of the common stock of Pampa Energía S.A.  In addition, Messrs. Marcos Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, together with Pampa Energía S.A.’s chief executive officer, hold warrants to purchase, in the aggregate, approximately 21.4% of the common stock of Pampa Energía S.A. (on a fully diluted basis).  The board of directors of Pampa Energía S.A. consists of nine directors, of which five are affiliated with Grupo Dolphin, including Mr. Marcelo Mindlin, who serves as chairman of the board of directors, Damian Mindlin, who serves as vice-chairman of the board of directors, and Gustavo Mariani,.  The principal executive officers of Pampa Energía S.A., including its chief executive officer, are also affiliated with Grupo Dolphin.

In addition to its indirect stake in us, Pampa Energía S.A. currently owns several investments in the Argentine electricity sector, including a 50% interest in the controlling shareholder of the principal electricity transmission company in Argentina, Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (Transener), controlling stakes in five generation plants located in the Buenos Aires, Salta, Mendoza and Neuquén provinces (Central Piedra Buena S.A., Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A., Central Térmica Güemes S.A. and Loma de la Lata S.A.).

Share buy-back program

On October 23, 2008, we launched a tender offer in Argentina for our shares at a purchase price of Ps. 0.65 per share.  400,000 ordinary Class B shares were tendered and purchased pursuant to the offer.

On November 14, 2008, we commenced an open-market share purchase program.  Under the terms of the program, we were authorized to purchase up to Ps. 45 million of our shares, subject to certain volume and price restrictions.  The open market share purchase program expired on March 17, 2009.  Pursuant to the program we purchased  9,012,500 Class B shares, at an average price of Ps. 0.65 per share, representing approximately 1% of our capital stock.  We currently hold 9,412,500 Class B shares as treasury stock.

Employee Stock Participation Program

At the time of the privatization of SEGBA (our predecessor), the Argentine government allocated all of our Class C shares, representing 10% of our outstanding capital stock, to establish a Programa de Propiedad Participada (employee stock participation program, or PPP), pursuant to Law No. 23,696 and regulations thereunder, through which certain eligible employees (including former employees of SEGBA who became employees of our company) were each entitled to receive a specified number of our Class C shares, calculated in accordance with a formula that considered a number of factors, including the employee’s salary level, position and seniority.  In order to implement the PPP, a general transfer agreement, a share syndication agreement and a trust agreement were executed.

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

A number of former employees of SEGBA and our company have brought claims against the Guaranty and Repurchase Fund, the Argentine government and, in certain limited cases, our company, in each case relating to the administration of our Employee Stock Participation Program.  The plaintiffs who are former employees of SEGBA were not deemed eligible by the relevant authorities to participate in the Employee Stock Participation Program at the time of its creation, which determination these plaintiffs dispute and are seeking compensation for.  The plaintiffs who are former employees of our company are either seeking payment of amounts due to them by the Guaranty and Repurchase Fund for share transfers that occurred upon their retirement from our employment or disputing the calculation of the amounts paid to them by the Guaranty and Repurchase Fund.  In several of these claims, the plaintiffs have obtained attachment orders or injunctive relief against the Guaranty and Repurchase Fund over approximately 1,567,231 Class C shares and Ps. 709,149 of the funds on deposit in the fund, in each case up to the amount of their respective claims.  As of December 31, 2008, all of these claims amounted in aggregate to approximately Ps. 20 million.  Because the outcome of these proceedings has not yet been determined, the Argentine government instructed Banco Nación to create a Contingency Fund to hold a portion of the proceeds of the offering of Class B shares by the Employee Stock Participation Program pending the outcome of these legal proceedings.

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

Agreement with Comunicaciones y Consumos S.A.

On March 16, 2007 we entered into an agreement with Comunicaciones y Consumos S.A. (CYCSA), an Argentine company wholly owned by Messrs. Marcelo Mindlin, Damian Mindlin and Gustavo Mariani, pursuant to which we granted CYCSA the exclusive right to provide telecommunication services to our customers through the use of our network in accordance with Federal Decree 764/2000, which contemplates the integration of voice, data and imaging services through the existing infrastructure of electricity distribution companies such as ours.  Under the terms of this agreement, CYCSA will be responsible for all expenses relating to the maintenance and adaptation of our network for use in providing its telecommunications services.  The agreement will be valid for ten years commencing from the date on which the ENRE approves the terms of the agreement and the date on which CYCSA’s telecommunications license is granted approval, which it received on July 11, 2008.  The agreement also provides for automatic renewal at the expiration of each term for subsequent five-year periods, unless either party gives notice not less than 120 days prior to the expiration of such term.  Under the agreement, CYCSA will be required to make periodic requests for access to our network, which we will evaluate and grant based on available capacity in our network.  In return for the use of our network, CYCSA will compensate us with 2% of its annual charges to customers, before taxes, as well as 10% of any profits derived from its services.  In addition, CYCSA will indemnify us for any liability arising from the rendering of its services through our network.  In October 2008, we entered into an amendment to the agreement with CYCSA granting CYCSA the right to use poles and towers of our overhead lines to lay a network of fiber optic cables.  The amendment also grants us the right to use part of the capacity of the fiber optic cables

In November 2008, CYCSA and we extended the term of our initial agreement from ten to twenty years.

Agreement with Préstamos y Servicios S.A.

On March 16, 2007, we entered into an agreement with Préstamos y Servicios S.A. (PYSSA), a financial services company indirectly owned by Pampa Holdings LLC, a company indirectly controlled by Messrs. Marcelo Mindlin, Damian Mindlin and Gustavo Mariani, pursuant to which we granted PYSSA the exclusive right to conduct its direct and marketing services through the use of our facilities and mailing services. Under the terms of the agreement, we agree to provide PYSSA with office space and allow them to communicate financial and loan offers directly to our customers. In addition, we include PYSSA marketing material in the invoices and other mail we send to our customers.  The term of the agreement is five years, which automatically renews for subsequent five year periods unless terminated by one of the parties with 120 days notice. In accordance with the terms of the agreement, PYSSA pays us 2% of the monthly charges collected from our customers, before taxes, and 10% of profits.  PYSSA has indemnified us for any obligation arising from the rendering of its services.  This agreement required authorization from the ENRE, which it received through Resolution No. 381/2007 on June 15, 2007.

On February 28, 2008, PYSSA informed us that the office space Edenor provides to PYSSA would be used by personnel of Credilogros Compañía Financiera S.A., a firm that provides financial services, personal loans and credit cards.  However, the work of Credilogros Compañía Financiera in our office space has been temporarily suspended due to the international financial crisis and its impact on the financial services industry in Argentina.

Item 8.      Financial Information

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

Legal proceedings

In the normal course of business, we are a party to lawsuits of various types.  Our management evaluates the merit of each claim and assesses the likely outcome, recording an accrual in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated.  At December 31, 2008, we had established accruals in the aggregate amount of Ps. 97.8 million to cover potential losses from such claims and legal proceedings.  Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

Tax claims

On December 1, 2003, the Provincial Board of Electric Power of the Province of Buenos Aires initiated a claim against us in the amount of Ps. 51.2 million, which does not include surcharges, interest or penalties accrued in respect of this amount after the date of the claim.  At December 31, 2003, the amount of surcharges and interest accrued on the claim, including applied penalties, was Ps. 310 million.  In addition, on April 23, 2007, the Board notified us of an additional claim for Ps. 4.0 million, without including surcharges, interest or penalties accrued.  The claims are based on an alleged failure to collect, as collection agent, in respect of certain taxes established by Decree Laws No. 7290/67 and No. 9038/78 between July 1997 and June 2001 and between July 2001 and June 2002, respectively.  On December 23, 2003, we filed an appeal of the Board’s decision with the provincial Tax Court of Appeals of La Plata, and enforcement of the judgment was suspended pending the outcome of the appeal.  On June 14, 2007, the Court granted our appeal and rejected the Board’s tax claim against us.  On June 27, 2007 the provincial Tax Court of Appeals of Buenos Aires rendered a favorable decision in relation to our appeal.  This decision reaffirms a recent decision by the Supreme Court of the Republic of Argentina in an unrelated case that held that the regulations were unconstitutional due to the commitment assumed by the Province of Buenos Aires not to tax the transfer of electric power.  We have not established any accruals in our financial statements for this claim.

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

On April 27, 2009, we agreed to the tax regularization plan established in Law No. 26,476.  The main features of the moratorium offered to participating companies are as follows:
•	Waiver of fines and penalties on which no final judgment has been issued at the time of the company’s adherence to the regularization plan;
•	Waiver of late payment/default and penalty interest in the amount exceeding 30% of the principal owed;

•	An initial payment equal to 6% of the liability existing at the time of the company’s adherence to the regularization plan;
•	The remaining balance payable in 120 monthly installments with a 0.75% monthly interest rate.
•	30% to 50% reduction in tax agents and AFIP (the Argentine tax authorities) attorneys’ fees.

In accordance with the assessment of the tax regularization plan, our debt amounts to Ps. 12.1 million plus interest amounting to Ps. 5.2 million.  We expect that all federal tax claims against us will be dropped upon our payment of these amounts.

Environmental claims

On May 24, 2005, three of our employees were indicted on charges of PCB-related environmental contamination dangerous to human health, which is a crime under Argentine law.  In connection with this alleged infraction, the judge sought a pre-judgment attachment of our assets in the amount of Ps. 150 million to cover the potential cost of environmental damages and estimated clean-up costs.  On May 30, 2005, we appealed the charges against our employees as well as the attachment order.  On December 15, 2005, the court of appeals dismissed the charges against all three defendants for lack of evidence and, accordingly, vacated the attachment order.  The decision by the court of appeals also stated that the trial judge should order the acquittal of two public officers of the ENRE, who had been indicted on related charges.  This decision was appealed to the Tribunal de Casación (National Criminal Appellate Court), the highest appellate body for this matter, which on April 5, 2006 ruled that the appeal of the decision relating to our employees and our company was not admissible because decisions rendered on grounds of lack of evidence are not reviewable.  On July 16, 2007, we were notified that on July 11, 2007, the trial judge issued acquittals for all of our officials and employees who had been indicted.  On appeal on March 25, 2008, the Sala I de la Cámara Federal de San Martín (First Court of the Federal Circuit of San Martín) upheld the acquittals and confirmed the finding that there had been insufficient evidence to prove any PCB contamination.  On April 18, 2008 the Minsterio Público (Attorney General) appealed this decision before the First Court of the Federal Circuit of San Martín and lost the appeal.   The Attorney General has appealed to the Supreme Court of the Republic of Argentina.

Proceedings challenging the renegotiation of our concession

In November 2006, two Argentine consumer associations, Asociación Civil por la Igualdad y la Justicia (Civil Association for Equality and Justice, or ACIJ) and Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria (Consumer’s Cooperative for Community Action), brought an action against us and the Argentine government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional.  On March 26, 2007, the federal administrative court dismissed these claims and ruled in our favor on the grounds that the adoption of Executive Decree No. 1957/06, which ratified the Adjustment Agreement, rendered the action moot.  ACIJ appealed this decision on April 12, 2007, and the appeal was decided in our favor.  However, on April 14, 2008, ACIJ filed another complaint challenging the procedures utilized by the Argentine Congress in approving the Adjustment Agreement.  Specifically, the claim alleges that Article 4 of Law No. 24,790, which authorized the Congress to tacitly approve agreements negotiated between the Argentine government and public service companies, such as us, violated the congressional procedures established in the Argentine Constitution.  ACIJ has requested that the Adjustment Agreement be renegotiated and submitted to Congress for its express approval.  We have responded to this complaint, which is in the sentencing period.  However, we cannot make assurances regarding how this latest complaint will be resolved nor can we make assurances that other actions or requests for injunctive relief will not be brought by these or other groups seeking to reverse the adjustments we have obtained or to block any further adjustments to our tariffs.

Preliminary Injunction of the Public Ombudsman

On October 31, 2008, the Secretary of Energy approved the new seasonal reference prices of power and energy in the WEM.  Consequently, the ENRE applied the new rate schedule as of October 1, 2008.  The new rate schedule passed the purchase price of electricity as well as the other costs related to the WEM, including transmission, to the final customer.

In response to the new tariff schedule, the defensor del pueblo de la nación (National Public Ombudsman) filed a claim opposing the resolutions establishing the October 1, 2008 tariff schedule and naming us as a third-party defendant.  On January 27, 2009, the ENRE notified us of a preliminary injunction, as a result of the Ombudsman’s claim, pursuant to which we were ordered to refrain from cutting the energy supply to customers challenging the October 2008 tariff increase until a decision is reached with respect to the claim.  We, along with the Argentine government, have appealed this injunction, the resolution of which is still pending as of the date of this annual report.

We can give no assurance that this action or other potential future actions or requests for injunctive relief will not reverse the adjustments we have obtained or block any further adjustments to our tariffs.

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

SIGNIFICANT CHANGES

Except as identified in this annual report on Form 20-F, no significant change in our financial condition has occurred since the date of the most recent audited financial statements contained in this annual report.

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

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2007	4.00	2.70	25.87	16.93
2008	3.51	0.48	22.22	2.63

The following table sets forth, for the periods indicated, the reported high and low sales prices for our shares on the Buenos Aires Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2007
Second Quarter	3.39	2.70	22.29	16.96
Third Quarter	3.82	2.75	24.98	17.00
Fourth Quarter	4.00	3.42	25.87	21.21

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2008
First Quarter	3.51	2.80	22.22	16.93
Second Quarter	3.33	1.81	20.87	11.25
Third Quarter	2.24	1.11	14.57	6.50
Fourth Quarter	1.20	0.48	7.81	2.63

The following table sets forth, for the months indicated, the reported high and low sales price for our shares on the Buenos Aires Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2008
December	0.81	0.66	4.52	3.67
2009
January	0.87	0.72	4.90	4.15
February	0.76	0.65	4.10	3.34
March	0.73	0.61	3.90	3.20
April	0.80	0.70	4.35	3.65
May	1.07	0.81	5.65	4.39
June(1)	1.08	0.98	5.55	5.01
(1)	Represents the corresponding sale prices from June 1 through June 23.

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

Argentina’s equity markets have historically been comprised of individual investors, though in recent years, there has been an increase in the level of investment by banks and insurance companies in these markets.  The fondos comunes de inversión (Argentine mutual funds), however, still do not actively invest in local equity markets.  As of December 31, 2008, 77 companies had equity securities listed on the BCBA, of which the ten most traded companies accounted for approximately 81.8% of the total market capitalization during 2008.

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

Regulation of the Argentine securities market

The Argentine securities market is regulated and overseen by the National Securities Commission or CNV, pursuant to Law No. 17,811, as amended, which in addition to having created the CNV governs the regulation of security exchanges, as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options.  Argentine pension funds and insurance companies are regulated by separate government agencies, whereas financial institutions are regulated primarily by the Central Bank.

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

In 2008, we purchased our class B common shares in Argentina through a public tender offer and through open market repurchases.  Through both operations, we repurchased 9,412,500 shares.  On October 31, 2008, we launched a public tender offer in Argentina for our shares.  According to the terms of the tender offer, we were permitted to purchase up to 65 million shares, or 7.17% of our outstanding capital stock, at a price of Ps. 0.65 per share for a total maximum expenditure of Ps. 45 million.  The CNV approved the tender offer on October 30, 2008.  The offer expired on November 14, 2008.

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

Dividends tax

Dividends paid on our Class B common shares or ADSs, whether in cash, property or other equity securities, are not subject to income tax withholding, except for dividends paid in excess of our taxable accumulated income up to the previous fiscal period, which are subject to withholding at the rate of 35% in respect of such excess. This is a final tax and it is not applicable if dividends are paid in acciones liberadas (shares) rather than in cash.

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

Personal Assets tax

Argentine entities, such as us, have to pay the personal assets tax on behalf of all individuals and entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.5% and is levied on the valor patrimonial proporcional (equity value), or the book value, of the shares arising from the latest financial statements. Pursuant to the Personal Assets Tax Law, we are entitled to seek reimbursement of such paid tax from the applicable foreign shareholders, even by withholding and/or foreclosing the shares, or by withholding dividends.

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

Dividends

The gross amount of cash dividends that investors receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income.  Dividends paid in Argentine Pesos will be included in an investor’s income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars. If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs before January 1, 2011 generally will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2006 or 2007 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2008 taxable year.

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

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

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

Persons depositing common shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS.	• Any cash distribution to the holder of the ADSs

$0.02 (or less) per ADS per year.	• Depositary services

A fee equivalent to the fee that would be payable if securities distributed to the holder of ADSs had been common shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

Registration or transfer fees	• Transfer and registration of common shares on our common share register to or from the name of the depositary or its agent when the holder of ADSs deposits or withdraw common shares.

Expenses of the depositary in converting foreign currency to U.S. Dollars

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Persons depositing common shares or ADS holders must pay:	For:

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

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying common shares.  This is called a Pre-Release of the ADSs.  The depositary may also deliver common shares upon the receipt and cancellation of pre-released ADSs (even if the ADSs are surrendered before the Pre-Release transaction has been terminated).  A Pre-Release is terminated as soon as the underlying common shares are delivered to the Depositary.  The depositary may receive ADSs instead of common shares to satisfy a Pre-Release.  The depositary may pre-release ADSs only under the following conditions:  (a) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (i) owns the common shares or ADSs to be deposited; (ii) transfers all beneficial right, title and interest in such common shares or ADSs, as the case may be, to the Depositary in its capacity as such and for the benefit of the Beneficial Owners, and (iii) will not take any action with respect to such common shares or ADSs, as the case may be, that is inconsistent with the transfer of ownership (including, without the consent of the Depositary, disposing of common shares or ADSs, as the case may be, other than in satisfaction of such Pre-Release); (b) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; (c) the depositary must be able to terminate the pre-release on not more than five business days’ notice and (d) Pre-Release is subject to such further indemnities and credit regulations as the Depositary deems appropriate.  In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of Pre-Release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

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

As of December 31, 2008, we have no material exposure to interest rate risk because only approximately 9.9% of our outstanding financial debt bears interest at variable rates.  In addition, we have no material exposure to commodity price risk because our commodities represent less than 2.5% of our operating expenses.

Foreign currency risk

In order to hedge against the risks of fluctuations in the US Dollar – Argentine Peso exchange rate, we entered into several derivative financial instruments (EMTA basis) with Merrill Lynch, in order to cover interest payments on the Senior Notes due 2017 and the Fixed Rate Par Notes due 2016 for the years 2008 and 2009.

Settlement Date	Notional Amount
(in millions)
Fixed Rate Par Notes due 2016
June 12, 2009	U.S.$ 2.4	Ps. 8.3
December 11, 2009	U.S.$ 2.4	Ps. 8.3
Senior Corporate Notes due 2017
April 8, 2009	U.S.$ 11.6	Ps. 39.4
October 8, 2009	U.S.$ 11.6	Ps. 39.4

These instruments protect us against fluctuations in the peso value of the three covered interest payments due to fluctuations in the exchange rate.

We also seek to hedge our exposure to exchange rate risk by maintaining cash and deposits in U.S. Dollars, although our cash and deposits in U.S. Dollars amounted to approximately U.S. $27.8 million at December 31, 2008.  In addition, approximately 3% of our operating expenses are denominated in U.S. Dollars.  These costs are principally related to supplies, computer services, insurance and communications.

As of December 31, 2008, the potential loss to us that would result from a hypothetical 10% change in foreign currency exchange rates, after giving effect to the impact of the change on our asset and liabilities denominated in foreign currency as of December 31, 2008, would be approximately Ps. 84.6 million, primarily due to the increase in the principal amount of, and debt service payments on our foreign currency indebtedness described above.  The effect of such change on our financial expenses is difficult to quantify given the adjustment mechanisms of the CMM and the integral tariff revision relating to our costs, both of which would be triggered indirectly by an increase in foreign currency exchange rates.  The terms of our notes issued in the context of our debt restructuring allow us to suspend all principal and interest payments on these notes for 12 months in the event of a 20% or greater devaluation of the Peso in any consecutive 12-month period.

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

(a)  Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2008, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

 (b)  Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2008.

 (c)  Attestation Report of the Registered Public Accounting Firm

Reference is made to the report of the Pricewaterhouse Coopers on page F-2 of this annual report.

(d)  Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Eduardo Llanos, an independent member of our board of directors, under Argentine law and Rule 10A-3, is an “audit committee financial expert” as defined in Item 16A of Form 20F under the Securities and Exchange Act of 1934.  See “Item 6. Directors, Senior Management and Employees – Directors and Senior Management – Audit Committee.”

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

Audit and Non-Audit Fees

Pricewaterhouse & Co. S.R.L. (PricewaterhouseCoopers ) acted as our independent registered public accounting for the fiscal years ended December 31, 2008, and Deloitte & Co., S.R.L. (Deloitte) acted as our independent registered public accounting firm for the year  ended 2007.  The chart below sets forth the fees for services performed by PricewaterhouseCoopers related to fiscal year 2008 and Deloitte related to fiscal year 2007 (including related expenses), and breaks down these amounts by category of service in pesos:

	Year ended December 31,
	2008(1)		2007(2)

Audit fees	Ps.	572,000	Ps.	485,500
Audit-related fees		390,000		1,022,725
Tax fees		–		94,600
Other fees		–		–
Total	Ps.	962,000	Ps.	1,602,825

(1) Includes the amount in fees billed in U.S. dollars, which, for the convenience of the reader, have been converted into Pesos at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2008 of Ps. 3.453 to U.S. $1.00.
(2) Includes the amount in fees billed in U.S. dollars, which, for the convenience of the reader, have been converted into Pesos at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2007 of Ps. 3.15 to U.S. $1.00.

All of our audit fees, audit-related fees, tax fees and other fees contained in the above table were billed by Deloitte and Pricewaterhouse Coopers, respectively, both independent registered public accounting firms.

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

The table below sets forth, for the periods indicated, the total number of Class B shares purchased by us or on our behalf, or by an affiliated purchaser or on behalf of an affiliated purchaser, the average price paid per share, the total numbers of shares purchased as part of a publicly announced repurchase plan or program and the maximum number (or approximate value) of shares that may yet be purchased under our plans and programs.

2008	Total Number of Shares Purchased(1)	Average Price Paid per Share in Pesos		Total Number of Shares Purchased as Part of Publicly Announced Plans(2)	Maximum Number of Shares that May Yet Be Purchased Under the Publicly Announced Plan

January 1- 31, 2008	—		—	—	—
February 1-28, 2008	—		—	—	—
March 1- 31, 2008	—		—	—	—
April 1- 30, 2008	—		—	—	—
May 1- 31, 2008	—		—	—	—
June 1- 30, 2008	—		—	—	—
July 1- 31, 2008	—		—	—	—
August 1- 31, 2008	—		—	—	—
September 1- 30, 2008	—		—	—	—
October 1- 31, 2008	—		—	—	—
November 1- 30, 2008	8,538,500	Ps.	0.648	400,000	64,600,000
December 1- 31,2008	874,000		0.682	—	—
Total/Average	9,412,500	Ps.	0.651	400,000	—

(1)	In 2008, we purchased our class B common shares in Argentina through a public tender offer and through open market repurchases. Through the open market repurchases, we repurchased 9,012,500 shares.

(2)
On October 31, 2008, we launched a public tender offer in Argentina for our shares.  According to the terms of the tender offer, we were permitted to purchase up to 65 million shares, or 7.17% of our outstanding capital stock, at a price of Ps. 0.65 per share for a total maximum expenditure of Ps. 45 million.   The CNV approved the tender offer on October 30, 2008.  The offer expired on November 14, 2008.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Amendment of Certificate of Incorporation

Under Argentine law, it is not possible to amend a company’s acta constitutiva (certificate of incorporation). However, the provisions that govern an Argentine company are contained in each company’s bylaws, which may be amended in the manner described below. Under Delaware law, a company’s certificate of incorporation generally may be amended by a vote of the majority of shareholders entitled to vote thereon (unless otherwise provided in the certificate of incorporation), subsequent to a resolution of the board of directors proposing such amendment.

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

Documents filed as exhibits to this annual report:

1.1
Estatutos sociales (corporate bylaws) of Edenor, S.A. (English translation) (previously filed as Exhibit 3.1 to Edenor’s Registration Statement on Form F-1 (File No. 333-141894) on April 4, 2007 and incorporated by reference herein.)

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

2.2
Indenture dated April 24, 2006, between Empresa Distribuidora y Comercializadora Norte S.A., as Issuer, and The Bank of New York, as Trustee, Co-Registrar and Paying Agent, and Banco Santander Río S.A., as Registrar, Transfer and Paying Agent in Argentina and Representative of the Trustee in Argentina (previously filed as Exhibit 2.2 to Edenor’s Annual Report on Form 20-F (File No. 001-33422) on June 26, 2008 and incorporated by reference herein).

2.3
Indenture dated October 9, 2007, between Empresa Distribuidora y Comercializadora Norte S.A., as Issuer, and The Bank of New York, as Trustee, Co-Registrar and Paying Agent, and Banco Santander Río S.A., as Registrar, Transfer and Paying Agent in Argentina and Representative of the Trustee in Argentina (previously filed as Exhibit 2.3 to Edenor’s Annual Report on Form 20-F (File No. 001-33422) on June 26, 2008 and incorporated by reference herein).

2.4
Registration Rights Agreement, dated October 9, 2007, between Edenor, S.A. and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. as Representatives of the Initial Purchasers (previously filed as Exhibit 2.4 to Edenor’s Annual Report on Form 20-F (File No. 001-33422) on June 26, 2008 and incorporated by reference herein).

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

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima

Date: June 26, 2009	By:
Name: Luis Pablo Rogelio Pagano
Title: Chief Financial Officer

Index to financial statements

Audited Financial Statements	Page

Report of Independent Registered Public Accounting Firm Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, for the year ended December 31, 2008	F-2

Report of Independent Registered Public Accounting Firm Deloitte & Co. S.R.L., member firm of Deloitte & Touche Tohmatsu, for the years ended December 31, 2006 and 2007	F-4

Balance Sheets as of December 31, 2008 and 2007	F-6

Statements of Income for the years ended December 31, 2008, 2007 and 2006	F-7

Statements of Changes in Shareholders’ Equity for the years ended December 31, 2008, 2007 and 2006	F-8

Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006	F-9

Notes to the Financial Statements	F-10

Price Waterhouse & Co. S.R.L. Firma miembro de PricewaterhouseCoopers Bouchard 557, piso 7° C1106ABG - Ciudad de Buenos Aires Tel.: (54-11) 4850-0000 Fax: (54-11) 4850-1800 www.pwc.com/ar

Report of Independent Registered Public Accounting Firm

To the Shareholders, President and Directors of
Empresa Distribuidora y Comercializadora Norte
Sociedad Anónima (Edenor S.A.)
Autonomous City of Buenos Aires

In our opinion, the accompanying balance sheet and the related statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Edenor S.A. at December 31, 2008, and the results of its operations and its cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15.  Our responsibility is to express an opinion on these financial statements and on the Company's internal control over financial reporting based on our integrated audit.  We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 27 to the financial statements.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Autonomous City of Buenos Aires, June 25, 2009.

PRICE WATERHOUSE & CO. S.R.L.

Daniel A. López Lado (Partner)

Deloitte & Co. S.R.L.
Florida 234, Piso 5°
C1005AAF
Ciudad Autónoma
de Buenos Aires
Argentina

Tel: (54-11) 4320-2700
Fax: (54-11) 4325-8081
www.deloitte.com

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS OF EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.:

We have audited the accompanying balance sheets of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (an Argentine Corporation) (the “Company”) as of December 31, 2007 and 2006, and the related statements of income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2007, in accordance with generally accepted accounting principles in Buenos Aires City, Argentina.

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
Deloitte Touche Tohmatsu

Accounting principles generally accepted in Buenos Aires City, Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). A description of the significant differences between such principles and those accounting principles generally accepted in the United States of America and the effect of those differences on the determination of the results of operations for each of the two years in the period ended December 31, 2007 and on the determination of shareholders’ equity and the financial position as of December 31, 2007 and 2006, and the additional disclosures required under US GAAP, are set forth in Note 27 to the accompanying financial statements.

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

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007

(stated in thousands of pesos)

	2008	2007
CURRENT ASSETS
Cash and banks	6,061	3,459
Investments (Note 26 Exhibit D)	121,019	97,739
Trade receivables (Note 4)	446,022	345,979
Other receivables (Note 5)	42,801	25,990
Supplies	16,705	23,174
Total Current Assets	632,608	496,341

NON-CURRENT ASSETS
Trade receivables (Note 4)	65,839	100,300
Other receivables (Note 5)	99,472	144,107
Investments in other companies (Note 26 Exhibit C)	397	390
Investments (Note 26 Exhibit D)	67,212	0
Supplies	12,844	13,759
Property, plant and equipment (Note 26 Exhibit A)	3,256,258	3,092,709
Total Non-Current Assets	3,502,022	3,351,265

Total Assets	4,134,630	3,847,606

	2008	2007
CURRENT LIABILITIES
Trade accounts payable (Note 6)	339,261	316,152
Loans (Note 7)	27,245	29,290
Salaries and social security taxes (Note 8)	94,787	59,904
Taxes (Note 9)	111,021	84,641
Other liabilities (Note 10)	44,008	9,710
Accrued litigation (Note 26 Exhibit E)	52,756	39,868
Total Current Liabilities	669,078	539,565

NON-CURRENT LIABILITIES
Trade accounts payable (Note 6)	40,154	35,466
Loans (Note 7)	913,148	949,062
Salaries and social security taxes (Note 8)	40,090	24,694
Other liabilities (Note 10)	335,516	281,395
Accrued litigation (Note 26 Exhibit E)	45,078	42,843
Total Non-Current Liabilities	1,373,986	1,333,460
Total Liabilities	2,043,064	1,873,025

SHAREHOLDERS' EQUITY (as per related statements)	2,091,566	1,974,581

Total Liabilities and Shareholders' Equity	4,134,630	3,847,606

The accompanying notes 1 through 27 are an integral part of these financial statements.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(stated in thousands of pesos)

	2008	2007	2006
Net sales (Note 11)	2,000,198	1,981,928	1,378,326
Electric power purchases	(934,660)	(889,885)	(799,073)

Gross margin	1,065,538	1,092,043	579,253

Transmission and distribution expenses (Note 26 Exhibit H)	(497,870)	(417,553)	(362,118)
Selling expenses (Note 26 Exhibit H)	(126,016)	(120,633)	(87,930)
Administrative expenses (Note 26 Exhibit H)	(138,737)	(124,656)	(93,299)

Net operating income	302,915	429,201	35,906

Financial income (expenses) and holding gains (losses)
Generated by assets
Exchange difference	8,139	(855)	2,569
Interest	9,772	13,426	13,885
Holding results	(7,300)	135	89
Generated by liabilities
Financial expenses (*)	(9,964)	(21,042)	(25,404)
Exchange difference	(92,707)	(29,938)	(13,318)
Interest	(95,273)	(74,508)	(101,280)

Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As.	13,454	(29,618)	0
Gain on extinguishment of former debt	0	0	179,243
Adjustment to present value of notes	(8,457)	(21,495)	57,138
Gain (Loss) from the purchase and redemption of notes	84,555	(10,228)	0
Adjustment to present value of purchased and redeemed notes	8,980	(8,632)	0

Other (expense) income net (Note 12)	(29,825)	996	(22,944)

Income before taxes	184,289	247,442	125,884
Income tax (expense) / benefit (Note 3.m)	(61,174)	(124,984)	167,182

Net income for the year	123,115	122,458	293,066

Earnings per common share	0.137	0.135	0.352

(*) The breakdown of financial expenses is as follows:

	2008	2007	2006
Fees related to the Corporate Notes Issuance Program (Note 14)	0	(7,403)	0
Expense related to the public offering of capital stock	0	0	(10,604)
Financial assistance Electricidad Argentina S.A. (Note 15)	(7,943)	(6,219)	(8,133)
Withholding income tax and other financial expense	(2,021)	(7,420)	(6,667)
Total	(9,964)	(21,042)	(25,404)

The accompanying notes 1 through 27 are an integral part of these financial statements.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(stated in thousands of pesos)

	Shareholders' contributions						Retained earnings
				Nominal	Adjustment		Appropriated	Unappropriated (Accumulated Deficit) Retained Earnings
	Nominal	Adjustment to	Additional	Value	to Capital	Total	Retained Earnings
	Value	Capital	Paid-in Capital	Treasury Stock	Treasury Stock		(Note 27.II.m)		Total
	(Note 16.a)			Note 1	Note 1		Legal Reserve

Balance as of December 31, 2005	831,610	996,489	-	-	-	1,828,099	53,320	(504,135)	1,377,284

Net income for the year	-	-	-	-	-	-	-	293,066	293,066

Balance as of December 31, 2006	831,610	996,489	-	-	-	1,828,099	53,320	(211,069)	1,670,350

Capital increase resolved by the Board of Directors' meeting held on June 14, 2007, as per the powers granted by the Shareholders' Meeting of June 7, 2006 (Notes 1, 16.a and 16.d).	74,845	-	106,928	-	-	181,773	-	-	181,773

Net income for the year	-	-	-	-	-	-	-	122,458	122,458

Balance as of December 31, 2007	906,455	996,489	106,928	-	-	2,009,872	53,320	(88,611)	1,974,581

Absorption of accumulated deficit resolved by the Shareholders' Meeting held on April 15, 2008 (Note 16.d)	-	-	(88,611)	-	-	(88,611)	-	88,611	-

Acquisition of the Company's own shares - (Note 1, 3.k and 16.a)	(9,412)	(10,347)	-	9,412	10,347	-	-	(6,130)	(6,130)

Net income for the year	-	-	-	-	-	-	-	123,115	123,115

Balance as of December 31, 2008	897,043	986,142	18,317	9,412	10,347	1,921,261	53,320	116,985	2,091,566

The accompanying notes 1 through 27 are an integral part of these financial statements.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(stated in thousands of pesos)

	2008	2007	2006

Cash flows from operating activities
Net income for the year	123,115	122,458	293,066

Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Depreciation of property, plant and equipment (Note 26 Exhibit A)	170,263	174,357	178,980
Retirement of property, plant and equipment (Note 26 Exhibit A)	1,910	1,105	650
Gain from investments in affiliated parties	(7)	(12)	(10)
Gain from investments	(4,310)	(8,467)	(5,243)
Gain on extinguishment of former debt	0	0	(179,243)
(Gain) Loss from the purchase and redemption of notes	(84,555)	10,228	0
Adjustment to present value of purchased notes	(8,980)	8,632	0
Adjustment to present value of notes	8,457	21,495	(57,138)
Exchange difference and interest on loans	232,743	69,541	49,061
Supplies recovered from third parties	0	0	(5,782)
Income tax (expense) / benefit (Note 3.m)	61,174	124,984	(167,182)
Recovery of allowance for doubtful accounts (Note 26 Exhibit E)	(24,016)	0	0
Increase in trade receivables due to the unbilled portion of the retroactive tariff increase arising from the application of the new electricity rate schedule	(118,849)	(171,281)	0
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As.	(13,454)	29,618	0

Changes in assets and liabilities:
Decrease (Increase) in trade receivables (net of the unbilled portion of the retroactive tariff increase)	88,175	(36,853)	(39,009)
Net (increase) in other receivables	(33,350)	(8,385)	(23,088)
Decrease (Increase) in supplies	7,384	(18,377)	1,433
Increase in trade accounts payable	27,797	52,728	67,065
Increase in salaries and social security taxes	50,279	12,865	25,180
Increase (Decrease) in taxes	26,380	22,449	(5,695)
Increase in other liabilities	78,077	17,748	91,667
Net increase in accrued litigation	15,123	16,191	9,537

Financial interest paid (net of interest capitalized)	(62,685)	(25,484)	(26,668)
Financial and commercial interest collected	6,872	11,642	7,418

Net cash flows provided by operating activities	547,543	427,182	214,999

Cash flows from investing activities
Additions of property, plant and equipment (1)	(325,380)	(336,851)	(179,671)
Net cash flows used in investing activities	(325,380)	(336,851)	(179,671)

Cash flows from financing activities
Increase in current and non current investments (2)	(67,893)	0	0
Adquisition of the company's own shares (Note 1)	(6,130)	0	0
Decrease in loans	(122,939)	(203,579)	(310,794)
Capital increase	0	181,773	0
Net cash flows used in financing activities	(196,962)	(21,806)	(310,794)

Increase (Decrease) in Cash and Cash Equivalents	25,201	68,525	(275,466)
Cash and Cash Equivalents at the beginning of year	101,198	32,673	308,139
Cash and Cash Equivalents at the end of year	126,399	101,198	32,673

(1) Net of 2,066 capital expenditures fund-CAMMESA (Note 17.b) and 8,276 software lease agreement (Note 3.g) as of December 31, 2008.
(2) Current investments include only those investments with original maturities of more than three months.

The accompanying notes 1 through 27 are an integral part of these financial statements.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.
(EDENOR S.A.)

NOTES TO THE FINANCIAL STATEMENTS

(amounts stated in thousands of Argentine pesos except as otherwise indicated)

1.  ORGANIZATION AND START UP OF THE COMPANY

In compliance with Law No. 24,065 and in agreement with the reform process of the Argentine Federal Government and the privatization program of Argentine state-owned companies, the entire business of generation, transportation, distribution and sale of electric power carried out by Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA) was declared to be subject to privatization; the operation was divided into seven business units: three for the distribution and four for the generation of electric power.

On May 14, 1992, the Ministry of Economy and Public Works and Utilities, by Resolution No. 591/92, approved the Bidding Terms and Conditions (Bid Package) of the International Public Bidding for the sale of the Class "A" shares, representing 51% of the capital stock of Empresa Distribuidora Norte S.A. (hereinafter, “EDENOR” or “the Company”) and Empresa Distribuidora Sur S.A. (EDESUR S.A.), two of the three electric power distribution companies into which SEGBA had been divided.

EDF International (EDF S.A.), Empresa Nacional Hidroeléctrica del Ribagorzana, S.A. (ENHER), Astra Compañía Argentina de Petróleo S.A. (ASTRA), Socièté D'Amenagement Urbain et Rural (SAUR), Empresa Nacional de Electricidad S.A. (ENDESA) and J.P. Morgan International Capital Corporation formed Electricidad Argentina S.A. (EASA) to bid for the Class "A" shares of EDENOR, a company organized on July 21, 1992 by Decree No. 714/92 of the Federal Government.

EASA was awarded the Class “A” shares of EDENOR based on a bid of US$ 427,973,000 (equivalent to the same amount in Argentine pesos as of such date). The corresponding contract for the transfer of 51% of EDENOR’s capital stock was executed on August 6, 1992.  The award as well as the transfer contract were approved on August 24, 1992 by Decree No. 1,507/92 of the Federal Government. Finally, on September 1, 1992, EASA took over the operations of EDENOR.

In accordance with the provisions of Decree No. 282/93 of the Federal Government, dated February 22, 1993, the recorded values of assets, liabilities and net capital arising from the transfer of SEGBA, were determined on the basis of the price actually paid for 51% of EDENOR’s capital stock (represented by the totality of Class “A” shares). This price was also used as the basis to determine the value of the remaining 49% of the capital stock. In order to determine the value of the assets transferred from SEGBA, the amount of liabilities assumed was added to the value of the total capital stock of 831,610, determined as indicated above. Management estimates that the amounts of the assets transferred from SEGBA represented their fair values as of the date of the privatization.

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

On June 12, 1996, the Extraordinary Shareholders’ Meeting approved the change of the Company’s name to Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) so that the new name would reflect the description of the Company’s core business. The amendment to the Company’s by-laws as a consequence of the change of name was approved by the National Regulatory Authority for the Distribution of Electricity (ENRE - Ente Nacional Regulador de la Electricidad), through Resolution No. 417/97 and  registered with the Public Registry of Commerce on August 7, 1997.

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

On September 15, 2005, by virtue of the stock purchase-sale agreement entered into by EDFI and Dolphin and Dolphin’s subsequent partial assignments of its interest in EASA and EDENOR to IEASA S.A. (IEASA) and New Equity Ventures LLC (NEV), the formal take over by Dolphin took place, together with the change in the Company’s indirect control through the acquisition of 100% of the capital stock of EASA, which is the controlling company of EDENOR, by Dolphin (90%) and IEASA (10%). Furthermore, as a result of the aforementioned agreement, the ownership of the Company’s Class “B” common shares (representing 39% of its capital stock) changed with 14% of the Company’s capital stock now being held by NEV and the remaining 25% being kept by EDFI.

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

On June 14, 2007, the Board of Directors approved the final report on Edenor’s capital increase and public offering process. As a result of the above-mentioned process, the Company’s Class B shares and American Depositary Shares (“ADSs”), representing Class B shares, are traded on the Buenos Aires Stock Exchange and the New York Stock Exchange, respectively. The final capital increase, as resolved by the above-mentioned Board of Directors’ meeting, amounted to nine percent (9%) which is represented by 74,844,900 (seventy-four million eight hundred forty-four thousand nine hundred) new shares subscribed at the international primary offering, fully placed as 3,742,245 ADS. It was also reported that a secondary international offering was made on this date of 207,902,540 Class B shares.

The aforementioned issuance was carried out at a price of 2.62 per share. Taking into account that the nominal value of each share is 1.00, an additional paid-in capital, amounting to 121,249, was recorded.

For the year ended December 31, 2007, expenses incurred by the Company in relation to this process amounted to 14,321, which have been offset against the aforementioned additional paid-in capital, in accordance with the provisions of section No. 202 of the Argentine Business Organizations Law No. 19,550. The resulting balance of the additional paid-in capital, net of expenses, which amounted to 106,928, was partially used to absorb the accumulated deficit on April 15, 2008 (Note 16.d).

The Class “B” shareholders NEV and EDFI informed the Company that at the secondary international offering they sold 49,401,480 and 179,049,520 Class “B” shares, respectively. Additionally, on May 1, 2007, the shareholders NEV and EDFI informed that they had sold 57,706,040 Class “B” shares at the secondary international offering when the international underwriters fully exercised the over-allotment option (green shoe) contemplated in the prospectus for the public offering and section 2 of the underwriting agreement.

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

Furthermore, Dolphin and IEASA contributed 38,170,909 Class “B” shares of the Company that had been transferred to them by NEV to EASA, which is the controlling company. On April 27, 2007, the contributed shares were converted into Class “A” shares to ensure that EASA continues to hold 51% of all the Class “A” shares outstanding. On April 30, 2007, the Company requested that Caja de Valores S.A. register the new Class “A” shares and extend thereto the regulatory pledge in favor of the Argentine Government, in compliance with the Bidding Terms and Conditions of the International Public Bidding, the provisions of the Concession Agreement of Edenor S.A., and the terms of the related pledge agreements signed on August 31, 1992 and July 14, 1994 which, in accordance with their second clause, EASA was required to extend the first-priority preferred security interest  to any Class “A” Shares of the Company that EASA would acquire on a date subsequent to those of said Agreements.

Moreover, section 19 of the Adjustment Agreement entered into by the Company and the Argentine Government, which was ratified by Decree No. 1957/2006, stipulates that the pledge on the Company’s shares in favor of the Argentine Government granted as security for the performance of the Concession Agreement will be extended to include the performance of the obligations assumed by the Company in this Adjustment Agreement.

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

Furthermore, the Company received a notice from EASA whereby it was informed that the exchange for shares described in the preceding paragraph had formally been agreed upon on September 28, 2007 under a Stock Subscription Agreement entered into by Pampa Holding S.A., Marcos Marcelo Mindlin, Damián Miguel Mindlin, Gustavo Mariani, Latin American Energy LLC, New Equity Ventures LLC and Deutsche Bank AG, London Branch. Moreover, on such date, Pampa Holding S.A. acquired 100% of the capital stock of Dolphin Energía S.A. and IEASA S.A, which together own 100% of the capital stock of EASA.

On October 23, 2008, the Company’s Board of Directors decided to launch a public offering for the acquisition of the Company’s own shares pursuant to both the terms of Section 29, Chapter XXVII, Book 9 of the National Securities Commission’s regulations and the provisions of Section 68 of Law No. 17,811 (as amended by Decree No. 677/2001).
Shares acquired by virtue of the aforementioned provisions shall be sold by the Company within a maximum three-year term as of date of purchase, except extension established by Ordinary Shareholders’ Meeting.

On October 27, 2008, the Company requested authorization for the above-mentioned public offering from the National Securities Commission (CNV).

Furthermore, on October 29, 2008, the Company’s Board of Directors modified the basic terms and conditions of the aforementioned offering.

On October 30, 2008, the National Securities Commission (CNV) approved the above-mentioned public offering for the acquisition of the Company’s own shares. Furthermore, the Company’s Board of Directors fixed the purchase price of the shares to be acquired within the framework of the offering in the amount of pesos 0.65.

The main terms and conditions for the acquisition of the Company’s own shares in the framework of the offering have been the following:

-	Maximum amount to invest: up to pesos 45,000,000
-
Maximum number of shares included in the offering: up to 65,000,000 common, Class B and/or C shares, representing approximately 7.17% of the Company’s capital stock, with a nominal value of 1 peso each and the right to one vote per share

-
Source of the funds: the acquisition of shares will be made with realized and liquid profits resulting from the financial statements for the six-month period ended June 30, 2008 and approved by the Company’s Board of Directors on August 7, 2008. Additionally, it is stated that the Company is liquid and has the necessary economic resources to guarantee full satisfaction of the offering.

-	Scope of the offering: it was exclusively carried out in Argentina.

On November 14, 2008, the Company’s Board of Directors decided to continue with the acquisition process of the Company’s own shares through market transactions in accordance with the terms of section 68 of Law No. 17,811 (as amended by Decree No. 677/2001) and the CNV’s Regulations. This decision was taken firstly because the reasons that motivated the acquisition process through the public offering mechanism previously described continue to exist, and secondly because such mechanism would provide the Company with more flexibility to determine the purchase price of its own shares in a context of high volatility in the market value of shares in general.
Based on the foregoing, the Company’s Board of Directors approved the following basic terms and conditions:

-	Maximum amount to invest: up to pesos 45,000,000
-
Maximum number of Class B shares to be acquired: the number of common Class B shares, with a nominal value of 1 peso each and the right to one vote per share, equivalent to the maximum amount to invest, which may not exceed at any time, the maximum limit of treasury stock which the Company may own, in accordance with applicable regulations.

-
Daily limit for market transactions: up to 25% of the average daily transaction volume in the markets where the shares are listed, for the preceding 90-day period, in accordance with applicable regulations.

-	Price to be paid for the shares: between a minimum of 0.50 and a maximum of 0.80 peso per share.
-
Acquisition period: 120 calendar days to commence from the working day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange, which took place on November 17, 2008. Such period may be reduced, renewed or extended. Investors will be informed of any such reduction, renewal or extension through the above-mentioned bulletin.

-
Source of the funds: the acquisition of shares will be made with realized and liquid profits resulting from the financial statements for the nine-month period ended September 30, 2008 and approved by the Company’s Board of Directors on November 5, 2008. Additionally, it is stated that the Company is liquid so as to make the aforementioned acquisitions without affecting its creditworthiness.

As of December 31, 2008 the Company acquired, through both acquisition processes, a total of 9,412,500 class B shares with a nominal value of 1 peso each at an acquisition cost of 6,130 which has been disclosed as an adjustment to unappropriated retained earnings.

As of December 31, 2008, the Company’s capital stock, represented by 906,455,100 shares is held as follows (Note 16.a):

Holder	Number of shares	Class	% held
EASA (1)	462,292,111	“A”	51.00
Market in general (2)	442,210,356	“B”	48.78
Banco Nación (3)	1,952,604	“C”	0.22
New Equity Ventures LLC	19	“B”	0
EDF Internacional S.A.	10	“B”	0

(1) The shares are pledged in favor of the Argentine Government as evidenced by the certificate issued by Caja de Valores.
(2) Includes 9,412,500 treasury shares as of December 31, 2008.
(3) Trustee of the Employee Stock Ownership Program.

2.  BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

Financial statements presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the City of Buenos Aires, Argentina (hereinafter “Argentine GAAP”) and the standards established by the National Securities Commission (CNV), taking into account that which is mentioned in the following paragraphs.

As from January 1, 2003 and as required by General Resolution No. 434/03 of the CNV, the Company reports the results of its operations, determines the values of its assets and liabilities and determines its profit and loss in conformity with the provisions of Technical Resolutions (TR) Nos. 8, 9 and 16 through 18 (amended text June 2003). As from January 1, 2004, the Company has applied the provisions of TR No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA), with specific few exceptions and clarifications introduced by General Resolution No. 459/04 of the CNV.

The CNV through its General Resolutions Nos. 485/05 and 487/06 decided to implement certain changes in the Argentine GAAP effective for fiscal years or interim periods beginning as from January 1, 2006, by requiring the application of TR Nos. 6, 8, 9, 11, 14, 16, 17, 18, 21, 22 and 23 and Interpretations 1, 2, 3, and 4, of the FACPCE with the amendments introduced by such Federation through April 1, 2005 (Resolution No. 312/05) and adopted by the CPCECABA (Resolution CD No. 93/05) with certain amendments and clarifications.

Among the aforementioned changes the following can be noted: i) the comparison between the values of certain assets and their recoverable values, using discounted cash-flows; ii) the consideration of the difference between the accounting and tax values resulting from the adjustment for inflation included in non-monetary assets, as a temporary difference, allowing the Company to either recognize a deferred tax liability or to disclose the effect of such accounting change in a note to the financial statements and (iii) the capitalization of interest cost on certain assets (only those assets that require an extended period of time to be produced or acquired would qualify) during the term of their construction and until they are in condition to be used.

With regard to the impact of the application of the change mentioned in the preceding paragraph under (i) on the Company’s property, plant and equipment, said change does not have a significant impact on the Company’s financial position or net income for the year ended December 31, 2008, given that the fair value (defined as the discounted value of net cash flows arising from both the use of the assets and their final disposal) exceeds their recorded value (Note 3.g).

With regard to item (ii), the Company has decided to disclose said effect in a note to the financial statements. Had the Company chosen to recognize the effect of the adjustment for inflation of its property, plant and equipment as a temporary difference, a deferred tax liability of approximately 410,221 and 438,877 would have been recorded and a credit to net income for the year, under the income tax account, amounting to 30,404 and 31,300, in December 31, 2008 and 2007 respectively, would have been recorded.

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

Year	Effect on deferred tax result Nominal value
2009	26,396
2010	25,011
2011	24,084
2012 – 2016	106,866
2017 – 2021	88,058
Remainder	139,806
Total	410,221

On May 24, 2006 the Board of the CPCECABA approved TR No. 23 "Argentine GAAP – Employee benefits upon termination of labor relationship and other long-term benefits”. This TR is in effect for the Company’s financial statements for fiscal years or interim periods beginning as from January 1, 2007. The amounts corresponding to the personnel benefits plan (pension plan) implemented by the Company are disclosed in Notes 3.o and 8.

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

On March 25, 2003, the Federal Government issued Decree No. 664 establishing that financial statements for fiscal years ending as from such date had to be prepared in nominal currency. Consequently, and in accordance with Resolution No. 441 of the CNV, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion does not agree with Argentine GAAP which establish that financial statements were to be restated through September 30, 2003. The Company has estimated that the effect of not having restated the financial statements through September 30, 2003 is not significant on the financial statements.

3.  VALUATION CRITERIA

The main valuation criteria used in the preparation of these financial statements are as follow:

a)	Cash and banks:

-	In local currency: at nominal value.
-	In foreign currency: at the prevailing exchange rate in effect as of the end of each year. The corresponding detail is disclosed in Note 26 - Exhibit G.

b)	Current investments:

-
Time deposits, which include the portion of interest income accrued through the end of each year; those denominated in foreign currency have been valued at the prevailing exchange rate in effect as of each year-end,

-	Money market funds and municipal bonds, which have been valued at the prevailing market price as of the end of each year,
-	Government bonds, which have been valued at the market price as of the end of each year.
-	Notes receivable (Euro Commercial Paper), which have been valued at the prevailing market price as of the end of the year translated into pesos at the rate of exchange in effect as of year-end.

c)	Trade receivables:

-	Services rendered and billed but not collected, and services rendered but unbilled as of the end of each year, at nominal value, except for those indicated in the following paragraph;
-
Services rendered but unbilled as of the end of the years ended December 31, 2008 and 2007, arising from the retroactive increase deriving from the application of the electricity rate schedule resulting from the RTT (Note 17.b) have been valued on the basis of the best estimate of the amount to be collected, discounted at a 10.5% annual nominal rate, which, in accordance with the Company’s criterion, reasonably reflected market assessments of the time value of money and risks specific to the receivable at the time of their initial measurement. The same procedure was followed with the amount included in the payment plan agreement signed with the Province of Buenos Aires under the Framework Agreement (Note 13).

The amounts thus determined:

1.	are net of an allowance for doubtful accounts, as described in more detail in paragraph h) of this Note.
2.	consider the effects of that which is stated in Note 13.

d)	Other receivables and liabilities (excluding loans):

-	In local currency: at nominal value.
-	In foreign currency: at the prevailing exchange rate in effect as of the end of each year (Note 26 Exhibit G).

Other receivables and liabilities have been valued as indicated above including, if any, interest income or expense accrued as of the end of each year. The values thus obtained do not differ significantly from those that would have been obtained if the Argentine GAAP had been applied, inasmuch as they establish that other receivables and liabilities must be valued on the basis of the best estimate amount to be collected and paid, respectively, discounted at a rate that reflects the time value of money and the risks specific to the transaction estimated at the time of their being recorded in assets and liabilities, respectively.

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

e)	Supplies:

Supplies were valued at acquisition cost restated to reflect the effects of inflation as indicated in Note 2. The consumption of supplies has been valued based on the average cost method.

The Company has classified supplies into current and non-current depending on whether they will be used for maintenance or capital expenditures.

The carrying value of supplies, taken as a whole, does not exceed their recoverable value as of the end of each year.

f)	Non-current investments:

-
50% interest held in the related company SACME S.A. (a company organized by means of equal contributions by distribution companies EDENOR S.A. and EDESUR S.A. in accordance with the Bid Package). SACME S.A. is in charge of monitoring the electric power supplied to the aforementioned distributors.  As of December 31, 2008 and 2007, the investment in SACME has been recorded at its equity value (Note 26 Exhibit C).

In order to determine the equity value, the audited financial statements of SACME S.A. as of December 31, 2008 and 2007 have been used. The accounting principles used by SACME are similar to those applied by EDENOR for the preparation of its financial statements.

-
Corporate Notes of Central Térmica Güemes: As of year-end, the aforementioned corporate notes have been valued at their acquisition value plus interest income accrued translated into pesos at the prevailing exchange rate in effect as of year-end. The corporate notes with maximum maturity on September 11, 2017 accrue interest at an annual fixed rate of 10.5%, payable on September 11 and March 11 of each year (Note 15).

Interest income accrued has been disclosed in current investments and amount to 393 (Note 26 Exhibit D).

-
Municipal Financial Restructuring Bonds (Municipal Bonds) issued pursuant to Law No. 11,752 of the Province of Buenos Aires were valued at their acquisition value, including the inflation-linked CER (“benchmark stabilization coefficient”) adjustment and interest accrued at an annual rate of 4%.

Principal installments maturing during the 2009 fiscal year have been disclosed in current investments and amount to 1,361 (Note 26 Exhibit D).

-
Financial trust: As of the end of the year, its value has been based upon the market price of securities kept by trustee translated into pesos at the prevailing exchange rate in effect as of year-end (Note 22).

g)	Property, plant and equipment:

Property, plant and equipment transferred by SEGBA on September 1, 1992 were valued as of the privatization date as described below, and restated to reflect the effects of inflation as indicated in Note 2. The total value of the assets transferred from SEGBA was allocated to individual assets accounts on the basis of engineering studies conducted by the Company.

The total value of property, plant and equipment has been determined based on the US$ 427 million price actually paid by EASA for the acquisition of 51% of the Company’s capital stock at acquisition date.  Such price was used to value the entire capital stock of EDENOR at 832 million pesos, which, when added to the fair value of the debts assumed by the Company under the SEGBA Privatization Bid Package for 139.2 million pesos less the fair value of certain assets received from SEGBA for 103.2 million, valued property plant and equipment at 868 million pesos.

SEGBA neither prepared separate financial statements nor maintained financial information or records with respect to its distribution operations or the operations in which the assets transferred to EDENOR were used. Accordingly, it was not possible to determine the historical cost of transferred assets.

Additions subsequent to such date have been valued at acquisition cost restated to reflect the effects of inflation as indicated in Note 2, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the estimated useful life of the assets which was determined on the basis of the above-mentioned engineering studies. Furthermore, in order to improve the disclosure of the account, the Company has made certain changes in the classification of property, plant and equipment based on each technical process.

In accordance with the provisions of TR No. 17, financial costs in relation to any given asset may be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period;  the necessary activities to put the asset in a condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or start up of other assets, depending on the purpose pursued with its production, construction, assembly or completion. The Company capitalized financial costs on property, plant and equipment from 1997 to 2001, in 2006, 2007 and during the year ended December 31, 2008. Financial costs capitalized for the years ended December 31, 2008, 2007 and 2006 amounted to 31,477, 12,665 and 9,283, respectively.
During the years ended December 31, 2008, 2007 and 2006, direct and indirect costs capitalized amounted to 41,464, 32,528 and 25,508, respectively.

Furthermore, on May 19, 2008 the Company entered into a software lease agreement, which, in accordance with the provisions of section 4.1 of Technical Resolution No. 18 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, has been considered as a Finance Lease.
Common characteristics of these lease contracts are that they transfer substantially all the risks and rewards incident to the ownership of the leased asset, whose ownership title may be transferred or not. In consideration thereof, the Company (lessee) agrees to make one or more payments that cover the current value of the asset and the corresponding financial charges.
For this concept, as of December 31, 2008, the Company has recorded 10,103 in the Property, plant and equipment account (Note 26 Exhibit A), 8,276 in Other Liabilities under Other (Note 10) and 589 in the Statement of Income under Financial interest.

The recorded value of property, plant and equipment, taken as a whole, does not exceed their recoverable value as of the end of each year.

h)	Allowances (Note 26 Exhibit E):

- Deducted from current assets:

•
for doubtful accounts: it has been recorded to adjust the valuation of trade receivables and other receivables up to their estimated recoverable value. The amount of the allowance has been determined based on the historical series of collections for services billed through the end of each year and collections subsequent thereto.
Additionally, for purposes of calculating the amount of the allowance, the Company has considered a detailed analysis of accounts receivable in litigation.

- Deducted from non-current assets:

•
for impairment of value of deferred tax assets: as of December 31, 2007 and 2006, the Company had partially impaired the deferred tax asset with a valuation allowance. (Note 3.m).  During the year 2008 the allowance was used against the tax loss generated in the 2002 fiscal year which became statute-barred.

•
for impairment of value of Municipal Bonds: due to impairment indicators, as of December 31, 2006 the Company recorded an allowance to reduce the value of such bonds to their expected recoverable amount (Note 3.f).

The evolution and balances of allowances have been disclosed in Note 26 Exhibit E.

i)	Accrued litigation:

Amounts have been accrued for several contingencies.

1)
The Company is a party to certain lawsuits and administrative proceedings in several courts and government agencies, including certain tax contingencies arising from the ordinary course of business. The Argentine tax authority (“AFIP”) has challenged certain income tax deductions related to allowances for doubtful accounts made by the Company on its income tax returns for fiscal years 1996, 1997 and 1998, and has assessed additional taxes for approximately 9,300. Tax related contingencies are subject to interest charges and, in some cases, to fines. This matter is currently on appeal to the Federal Tax Court and the Federal Appellate Court in Administrative Matters. During the appeal process, payment of such claim has been suspended.

2)	The Company is also a party to civil and labor lawsuits in the ordinary course of business.
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

The evolution and balances of the accrued litigation account have been disclosed in Note 26 Exhibit E.

j)	Loans:

As of December 31, 2008 and 2007, the notes resulting from the restructuring process (Note 14.a) have been valued on the basis of the best estimate of the amount to be paid, discounted at a 10.5% annual nominal rate, which, in accordance with the Company’s criterion, reasonably reflects market assessments of the time value of money and specific debt risks.

The adjustment to present value of future cash flows of the notes, at the market rate in effect at the time of the initial measurement, generated a loss of 8,457 and 21,495 as of December 31, 2008 and 2007, respectively.

During the year ended December 31, 2007, as a result of both the issuance of medium-term corporate notes due in 2017 for US$ 220,000 thousand (Note 14), and the public offering process described in Note 1, the Company, as required in the trust agreement for the issuance of corporate notes, has purchased and redeemed at market prices and in successive operations all “discount notes” and part of the “fixed rate par notes” for a nominal value of US$ 240,000 thousand and US$ 43,726 thousand, respectively.

After the aforementioned purchase and redemption, the principal outstanding balance of the notes resulting from the restructuring process amounts to US$ 92,704 thousand. The aforementioned operations generated a loss of US$ 3,248 thousand equivalent to 10,228, which has been included in the statement of income for the year ended December 31, 2007 (Note 14.a) in the account Loss from the purchase and redemption of notes.

During the year ended December 31, 2008 the Company purchased at market prices and in successive operations all “discount notes” and part of the “fixed rate par notes due in 2016 and 2017”, for nominal values of US$ 50,033 thousand.

As of December 31, 2008, the principal outstanding balance of the notes amounts to 907,000 (Note 14.a).

 “Derivative financial instruments” (Note 14.b) have been valued in accordance with the provisions of section 2 of Technical Resolution No. 18 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE, as for its Spanish acronym), which require that all derivative financial instruments be recognized as either assets or liabilities at their fair value, regardless of whether they are designated as hedging instruments or not.
Furthermore, the changes in the accounting basis of financial instruments not designated as hedging instruments have been recognized by the Company in the Financial income (expense) and holding gains (losses) generated by liabilities account of the Statement of Income under Exchange difference with a contra-account in Current Liabilities – Loans under Interest (Note 7).

k)	Shareholders' equity accounts:

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

The Treasury Stock account represents the nominal value of the Company’s own shares acquired by the Company (Note 1). The excess of the adjusted value of Treasury Stock over its nominal value has been included in the “Shareholders’ Contributions – Adjustment to Capital Treasury Stock” account.

l)	Statement of income accounts:

-	The accounts that accumulate monetary transactions for the 2008, 2007 and 2006 fiscal years have been disclosed at their nominal values.
-	Financial income (expense) and holding gains (losses) have been disclosed separately under income (expense) generated by assets and by liabilities.
-	The adjustment to present value of the notes is stated at nominal value.
-	The gain on extinguishment of former debt of the 2006 fiscal year is stated at nominal value.
-
The adjustment to present value of trade receivables related to both the application of the retroactive tariff increase agreed upon in the Adjustment Agreement and the payment plan agreement signed with the Province of Buenos Aires for amounts deriving from the Framework Agreement is stated at nominal value.

-	The adjustment to present value of purchased and redeemed notes for the 2007 fiscal year is stated at nominal value.
-	The loss from the purchase and redemption of notes for the 2007 fiscal year is stated at nominal value.

m)	Income tax and tax on minimum presumed income:

The Argentine GAAP require the application of the deferred tax method to account for income tax. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes. Regarding the restatement of property, plant and equipment to reflect the effects of inflation, the Company has applied Resolution MD (the Board) No. 11/03 of the CPCECABA and General Resolution No. 487/06 of the CNV (see Note 2 – Changes in Argentine GAAP).

The reconciliation between the income tax as charge to the statement of income for the years ended December 31, 2008, 2007 and 2006, and the amount that would result from applying the tax rate in effect (35%) to the income before taxes for each year, is as follows:

	2008	2007	2006
Income for the year before taxes	184,289	247,442	125,884
Applicable tax rate	35%	35%	35%
Income for the year at the applicable tax rate	64,501	86,605	44,060
Permanent differences
Adjustment for inflation of property, plant and equipment	30,404	31,300	33,407
Accruals and other	(33,731)	4,858	35,277
Total income tax charge for the year before the allowance for impairment of value of deferred tax assets	61,174	122,763	112,744
Increase in the allowance for impairment of value of deferred tax assets	0	2,221	(279,926)
Total income tax charge for the year	61,174	124,984	(167,182)
Income tax - deferred	38,571	(124,984)	167,182
Income tax - current	99,745	0	0

Allowance for impairment of value of deferred tax assets
Balance at beginning of year	34,482	32,261	312,187
Use of the allowance	(34,482)	0
Increase in the allowance for impairment of value of deferred tax assets	0	2,221	(279,926)
Balance at end of year	0	34,482	32,261

Additionally, the breakdown of deferred tax assets and liabilities as of December 31, 2008 and 2007 is as follows:

	2008	2007
Non-current deferred tax assets
Tax-loss carry forward	8,316	42,798
Accruals	74,823	45,926
Others	15,577	23,322
	98,716	112,046
Non-current deferred tax liabilities
Property, plant and equipment and others	(17,948)	(35,367)
	(17,948)	(35,367)

Net deferred tax assets before allowance for impairment of value of deferred tax assets (Note 5)	80,768	76,679

Allowance for impairment of value of net deferred tax assets (Note 5)	0	(34,482)
Net deferred tax assets	80,768	42,197

The tax loss carried forward as of December 31, 2008 is as follows:

	Amount	Tax rate 35%	Year expiring
Tax loss carry forward 2005	23,761	8,316	2010

As tax losses become statute-barred within five years, the aforementioned tax loss may be applied to offset any future taxable income that may arise within this five-year term.

Additionally, the Company determines the tax on minimum presumed income by applying the current rate of 1% on the Company’s taxable assets as of the end of each year. The tax on minimum presumed income and the income tax complement each other. The Company’s tax obligation for a given year will be equal to the higher of these taxes. However, should the tax on minimum presumed income exceed income tax in any given fiscal year, such excess will be eligible for credit against a partial payment of any excess of the income tax over the tax on minimum presumed income that may arise in any of the ten subsequent fiscal years.

For the year ended December 31, 2008 the Company has estimated and recorded a minimum presumed income tax charge of 25,046, whereas for the year ended December 31, 2007 the recorded charge amounted to 15,879. The corresponding outstanding tax credits have been included in Other receivables.

n)	Operating leases:

As lessee, EDENOR has lease contracts (buildings) which classify as operating leases.

Common characteristics of these lease contracts are that lease payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the Handling and Energy Transformation Center contract that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating lease contracts have cancelable terms and lease periods of two to thirteen years.

Buildings are for commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Handling and Energy Transformation Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras substation.

As of December 31, 2008, 2007 and 2006, future minimum lease payments with respect to operating leases are as follow:

	2008	2007	2006
2007	-	-	2,569
2008	-	2,052	856
2009	6,031	179	180
2010	5,934	147	147
2011	2,275	147	147
2012	259	147	147
2013	203	147	147
2014	147	-	-
Total minimum lease future payments	14,849	2,819	4,193

Total rental expenses for all operating leases for the years ended December 31, 2008, 2007 and 2006 are as follow:

	2008	2007	2006
Total lease expenses	5,013	2,405	2,624

As lessor, Edenor has entered into several operating lease contracts with certain cable television companies granting them the right to use poles of the Company’s network. Most of such lease contracts include automatic renewal clauses.

As of December 31, 2008, 2007 and 2006, future minimum lease collections with respect to operating leases are as follow:

	2008	2007	2006
2007	-	-	8,133
2008	-	9,680	987
2009	10,303	7,577	62
2010	1,490	14	-
2011	-	9	-
2012	-	9	-
Total minimum lease future collections	11,793	17,289	9,182

Total rental income for all operating leases for the years ended December 31, 2008, 2007 and 2006, is as follows:

	2008	2007	2006
Total lease income (Note 11)	10,463	10,745	14,315

o)	Labor cost liabilities and early retirements payable:

They include the following charges:
-	for supplementary benefits of leaves of absence derived from accumulated vacation,
-
for seniority-based bonus to be granted to employees with a specified number of years of employment, as stipulated in collective bargaining agreements in effect (as of December 31, 2008 and 2007, the accrual for such bonuses amounted to 8,001 and 5,684, respectively), and

-
for other personnel benefits (pension plan) to be granted to employees upon retirement, as stipulated in collective bargaining agreements in effect (as of December 31, 2008 and 2007, the accrual for these benefits amounted to 18,048 and 13,367, respectively).

Liabilities related to the above-mentioned seniority-based bonus and other personnel benefits (pension plans) to be granted to employees, have been determined taking into account all rights accrued by the beneficiaries of both plans as of December 31, 2008 and 2007, respectively, on the basis of an actuarial study conducted by an independent actuary as of December 31, 2008. Such liabilities have been disclosed under the “Salaries and social security taxes” account as seniority-based bonus and other personnel benefits, respectively (Note 8).

Early retirements payable corresponds to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which as of December 31, 2008 and 2007 amount to 6,815 and 2,394 (current) and 14,041 and 5,643 (non-current), respectively (Note 8).

The periodical components of the personnel benefits plan for the years ended December 31, 2008, 2007 and 2006, which are disclosed in Other (expense) income, net under Voluntary retirements - bonuses (Note 12), are as follow:

	2008	2007	2006
Cost	1,488	1,125	813
Interest	4,441	2,874	1,816
Amortization of recognized net actuarial loss	779	760	208
	6,708	4,759	2,837

The detail of the variations in the Company’s payment commitments under the personnel benefits plan as of December 31, 2008 and 2007 is as follows:

	2008	2007
Payment commitments under the personnel benefits plan at the beginning of the year	19,083	15,352
Cost	1,488	1,125
Interest	4,441	2,874
Actuarial loss	3,638	761
Benefits paid to participating employees	(2,027)	(1,029)
Payment commitments under the personnel benefits plan at the end of the year	26,623	19,083

Payment commitments under the personnel benefits plan at the end of the year	26,623	19,083
Unrecognized net actuarial loss	(8,575)	(5,716)
Total personnel benefits plan (Note 8)	18,048	13,367

Actuarial assumptions used were the following:

	2008	2007	2006
Discount rate	18%	21%	19%
Salary increase	15%	20%	15%
Inflation	11.5%	14%	12%

The actuarial method used by the Company is the “Projected Unit Credit Method”.

As of December 31, 2008 and 2007, the Company does not have any assets related to the personnel benefit plan (pension plan).

p)	Customer deposits and contributions:

Customer deposits:

Under the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:
1.	When the power supply is requested and the user is unable to provide evidence of his legal ownership of the premises;
2.	When service has been suspended more than once in one-year period;
3.	When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).
4.	When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer deposits from residential tariff customers.

Customer deposits may be either paid in cash or through the customer’s bill and accrue monthly interest at a specific rate of Banco de la Nación Argentina called “reference” rate.

When a customer requests that the supply service be disconnected, the customer’s deposit is credited (principal amount plus any interest accrued up to the date of reimbursement). Any balance outstanding at the time of requesting the disconnection of the supply service is deducted from the amount so credited. Similar procedures are followed when the supply service is disconnected due to a lack of customer payment. Consequently, the Company recovers, either fully or partially, any amount owed for electric power consumption.

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

The Company also recognizes revenues from other concepts included in distribution services, such as new connections, rights of use on poles, transportation of electricity to other distribution companies, etc.

All revenues are recognized when the Company’s revenue earning process has been substantially completed, the amount of revenues may be reasonably measured and the economic benefits associated with the transaction flow to the Company.

During the year ended December 31, 2007, the Company recognized revenues from the retroactive tariff increase deriving from the application of the electricity rate schedule resulting from the RTT to non-residential consumption for the period of November 2005 through January 31, 2007 (Note 17.b) as it was during this fiscal year that the new electricity rate schedule was approved by Resolution No. 51/2007 of the ENRE and applied as from February 1, 2007.

On October 4, 2007 the Official Gazette published Resolution No. 1037/2007 of the National Energy Secretariat. Said resolution establishes that the amounts paid by the Company for the Quarterly Adjustment Coefficient (CAT) implemented by Section 1 of Law No. 25,957, as well as the amounts corresponding to the Cost Monitoring Mechanism (MMC) for the period May 2006 through April 2007 (Note 17 b and c) be deducted from the funds resulting from the difference between surcharges billed and discounts made to customers, deriving from the implementation of the Program for the Rational Use of Electric Power (PUREE), until their transfer to the tariff is granted by the regulatory authority. The resolution also establishes that the MMC adjustment for the period May 2006 through April 2007, applicable as from May 1, 2007, amounts to 9.63%.

Additionally, on October 25, 2007 the ENRE issued Resolution No. 710/2007 which approves the MMC compensation mechanism established in the aforementioned Resolution No. 1037/2007 of the National Energy Secretariat.

The amounts corresponding to the Cost Monitoring Mechanism (MMC) for the period May 2006 through April 2007 as well as those corresponding to the period May 2007 through October 2007 were transferred to the tariff as from July 1, 2008, in accordance with the provisions of Resolution No. 324/2008 (Note 17.b).

By Note No. 1383 dated November 26, 2008 of the National Energy Secretariat, the ENRE was instructed to consider the earmarking of the funds deriving from the application of the Cost Monitoring Mechanism (MMC) corresponding to the period May 2007 through October 2007 whose recognition was pending, and to allow that such funds be deducted from the excess funds deriving from the application of the Program for the Rational Use of Electric Power (PUREE), in accordance with the provisions of Resolution No. 1037/2007 of the National Energy Secretariat. The MMC adjustment of 7.56% for the period May 2007 through October 2007, applicable as from November 1, 2007, amounted to 45,530 (Note 17.a).

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

It has been computed on the basis of the number of shares outstanding as of December 31, 2008, 2007 and 2006 which amounts to 897,042,600 (net of the treasury shares as of December 31, 2008 for 9,412,500), 906,455,100 and 831,610,200, respectively. There is no earning per share dilution, as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

t)	Segment information:

In accordance with the provisions of TR No. 18, the Company is required to disclose segment information provided certain requirements are met. This Resolution establishes the criterion to be followed for reporting information on operating segments in annual financial statements, and requires the reporting of selective information on operating segments in interim financial reports. Operating segments are those components of a company’s activity about which different financial information may be obtained, whether for the allocation of resources or the determination of an asset’s performance. TR No. 18 also establishes the criterion to be applied by a company to disclose its products and services, geographical areas and major customers.

The Company is a natural monopoly that operates in a single business segment, electricity distribution and sale in a specific geographical area, pursuant to the terms of the concession agreement that governs the provision of this public service. The Company’s activities have similar economic characteristics and are similar as to the nature of their products and services and the electricity distribution process, the type or category of customers, the geographical area and the methods of distribution. Management evaluates the Company’s performance based on net income. Accordingly, the disclosure of information as described above is not necessary.

Additionally, see Note 27.II.h)

u)	Risk management:

The Company operates mainly in Argentina. Its business may be affected by inflation, currency devaluation, regulations, interest rates, price controls, changes in governmental economic policies, taxes and other political and economic-related issues affecting the country. The majority of the Company’s assets are either non-monetary or denominated in Argentine pesos, whereas the majority of its liabilities are denominated in U.S. dollars. As of December 31, 2008, a minimum portion of the Company’s debts accrues interest at floating rates; consequently the Company’s exposure to interest rate risk is limited (Note 14.a).

As of December 31, 2008, the Company has derivative financial instruments with the aim of hedging the foreign currency exchange rates of the cash flows that the Company must pay on the next two interest payment dates of its financial debt –Floating Rate Par Notes and Class 7 Notes (Note 14.b).
As of December 31, 2007, the Company had not entered into any foreign currency forward contracts or floating interest rate forward contracts.

v)	Concentration risks:

Related to customers

The Company’s accounts receivable derive primarily from the sale of electric power.

No single customer accounted for more than 10% of sales for the years ended December 31, 2008 and 2007. The collectibility of trade receivables balances related to the Framework Agreement, which amount to 49,390 and 29,079 as of December 31, 2008 and 2007, respectively, as disclosed in Notes 4 and 13, is subject to compliance with the terms of such agreement.

Related to employees who are union members

As of December 31, 2008, approximately 80% of the Company’s employees were union members. Although the relationship with unions is currently stable, the Company may not ensure that there will be no work disruptions or strikes in the future, which could have a material adverse effect on the Company’s business and the results of operations. Furthermore, collective bargaining agreements signed with unions expired at the end of the 2007 fiscal year. There is no guarantee that the Company will be able to negotiate new collective bargaining agreements under the same terms as those currently in place or that there will be no strikes before or during the negotiation process.

The Bid Package sets forth the responsibilities of both SEGBA and the Company in relation to the personnel transferred by SEGBA through Resolution No. 26/92 of the Energy Secretariat.  According to the Bid Package, SEGBA will be fully liable for any labor and social security obligations accrued or originated in events occurred before the take-over date, as well as for any other obligations deriving from lawsuits in process at such date.

During 2005, two new collective bargaining agreements were signed with the Sindicato de Luz y Fuerza de la Capital Federal and the Asociación de Personal Superior de Empresas de Energía, which expired on December 31, 2007 and October 31, 2007, respectively.  These agreements were approved by the Ministry of Labor and Social Security on November 17, 2006 and October 5, 2006, respectively.

As of the date of issuance of these financial statements, meetings aimed at negotiating the renewal terms of both collective bargaining agreements are being held with the above-mentioned unions.

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

For conversion purposes, the following exchange rates are used:

a)      the prevailing exchange rate in effect at the date of the transaction, for payments, collections and other transactions denominated in foreign currency; and

b)      the prevailing exchange rate in effect at the date of the financial statements, for assets and liabilities denominated in foreign currency.

For transactions and balances denominated in foreign currency, the acquisition price is used for assets, and the selling price is used for liabilities.

The effect of such transactions has been included in the Statements of Income as “Exchange difference” under “Financial income (expense) and Holding gains (losses)”.

4.  TRADE RECEIVABLES

The detail of trade receivables as of December 31, 2008 and 2007 is as follows:

	2008	2007
Current:

Receivables from sales of electricity:
Billed	166,958	177,263

Unbilled
Sales of electricity	209,879	123,641
Retroactive tariff increase arising from the application of the new electricity rate schedule (Note 17.b item d)	39,361	44,101
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule (Note 3.c)	(2,516)	(2,526)
Framework Agreement (Notes 3.c and 13)	49,390	4,579
Framework Agreement - Payment plan agreement with the Province of Bs. As. (Note 13)	2,292	13,557
Adjustment to present value of the Framework Agreement - Payment plan agreement with the Province of Bs. As. (Note 3.c)	0	(212)
National Fund of Electricity (Note 17.a)	2,812	3,036
Specific fee payable for the expansion of the network, transportation and others (Note 17.b)	929	12,628
In litigation	10,014	9,918
Subtotal	479,119	385,985
Less:
Allowance for doubtful accounts (Note 26 Exhibit E)	(33,097)	(40,006)
	446,022	345,979

	2008	2007
Non-Current:
Receivables from sales of electricity:
Unbilled
Retroactive tariff increase arising from the application of the new electricity rate schedule (Note 17.b item d)	79,487	127,180
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule (Note 3.c)	(13,648)	(26,880)
	65,839	100,300

5.  OTHER RECEIVABLES

The detail of other receivables as of December 31, 2008 and 2007 is as follows:

	2008	2007
Current:

Prepaid expenses	976	1,343
Advances to suppliers	3,088	224
Advances to personnel	7,451	685
Related parties (Note 15)	449	448
Prepaid Technical Assistance Services (1)	0	15,182
Writs of attachment under ENRE proceedings (Note 17.a)	59	59
Other debtors (2)	15,271	7,271
Tax credit on minimum presumed income (3) (Note 3.m)	10,255	0
Tax on financial transfers	3,866	567
Allowance for other doubtful accounts (Note 26 Exhibit E)	(4,573)	(2,900)
Other (4)	5,959	3,111
	42,801	25,990
Non-current:

Prepaid expenses	1,680	0
Tax credit on minimum presumed income (3) (Note 3.m)	16,956	101,910
Net deferred tax assets (Note 3.m)	80,768	76,679
Allowance for impairment of value of deferred tax assets (Note 26 Exhibit E)	0	(34,482)
Other	68	0
	99,472	144,107

(1)	In foreign currency (Note 26 Exhibit G).
(2)	Includes 852 and 769 in foreign currency (Note 26 Exhibit G) as of December 31, 2008 and 2007, respectively.
(3)	Net of the income tax for the year (Note 3.m) for 99,745 as of December 31, 2008.
(4)	Includes 11 in foreign currency (Note 26 Exhibit G) as of December 31, 2008.

6.  TRADE ACCOUNTS PAYABLE

The detail of trade accounts payable as of December 31, 2008 and 2007 is as follows:

	2008	2007
Current:

Payables for purchase of electricity and other purchases (1)	217,086	221,098
Unbilled electric power purchases	97,619	82,191
Customer contributions (Note 3.p)	23,078	11,759
Other	1,478	1,104
	339,261	316,152

Non-Current:

Customer deposits (Note 3.p)	40,154	35,466

(1)
Includes 23,093 and 34,633 in foreign currency (Note 26 Exhibit G) as of December 31, 2008 and 2007, respectively. Also, includes balances with SACME S.A. for 910 and 757 as of December 31, 2008 and 2007, respectively, with Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio for 6 and 74 as of December 31, 2008 and 2007, respectively, and balance with Prestamos y Servicios S.A. for 7 as of December 31, 2008 (Note 15).

7.	LOANS

The detail of loans as of December 31, 2008 and 2007 is as follows:

	2008	2007
Current:
Financial loans:
Principal (1)	17,771	12,200
Interest (2)	462	16
Subtotal financial loans	18,233	12,216

Corporate Notes:
In foreign currency (Note 26 Exhibit G and Note 14)
Interest (3) (Note 14)	9,012	17,074
	27,245	29,290
Non-current:

Financial loans:
Principal	33,334	0

Corporate Notes:
In foreign currency (Note 26 Exhibit G and Note 14.a)
Fixed Rate Notes – Class 7	699,232	692,779
Fixed and Incremental Rate Par Notes – Class A	148,960	228,262
Fixed and Incremental Rate Par Notes – Class B	15,107	23,810
Floating Rate Par Notes – Class A	43,701	39,854
Subtotal corporate notes	907,000	984,705
Adjustment to present value of notes (Note 3.j)	(27,186)	(35,643)
Corporate Notes at present value	879,814	949,062
	913.148	949.062

(1)	Includes 1,105 in foreign currency (Note 26 Exhibit G) as of December 31, 2008.
(2)	Includes 35 in foreign currency (Note 26 Exhibit G) as of December 31, 2008.
(3)	Net of 7,905 related to derivative financial instruments as of December 31, 2008 (Note 14.b).

8.  SALARIES AND SOCIAL SECURITY TAXES

The detail of salaries and social security taxes as of December 31, 2008 and 2007 is as follows:

	2008	2007
Current:

Salaries payable and accruals	79,315	51,870
Social Security (ANSES)	8,657	5,640
Early retirements payable (Note 3.o)	6,815	2,394
	94,787	59,904
Non-Current (Note 3.o):

Other personnel benefits (Note 3.o)	18,048	13,367
Seniority-based bonus	8,001	5,684
Early retirements payable	14,041	5,643
	40,090	24,694

9.  TAXES

The detail of taxes as of December 31, 2008 and 2007 is as follows:

	2008	2007
Current:

Provincial, municipal and federal contributions and taxes	22,796	25,212
Value Added Tax (VAT)	32,912	22,411
Income Tax / Minimum presumed income	22,151	6,786
Withholdings	5,436	5,077
Municipal taxes	21,844	20,823
Other	5,882	4,332
	111,021	84,641

10.  OTHER LIABILITIES

The detail of other liabilities as of December 31, 2008 and 2007 is as follows:

	2008	2007
Current:

Capital expenditures fund – CAMMESA (Note 17.b)	2,066	1,931
Fees related to the initial public offering of capital stock (1)	0	818
Fees related to the issuance of Corporate Notes (2) (Note 26 Exhibit G and Note 14.a)	0	4,176
Program for the rational use of electric power (PUREE)	33,494	91
Other (3)	8,448	2,694
	44,008	9,710
Non-current:

ENRE penalties (Note 17 a and b)	331,613	281,395
Other (4)	3,903	0
	335,516	281,395

(1)	In foreign currency (Note 26 Exhibit G).
(2)	Includes balance with Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio for 628 as of December 31, 2007 (Note 15).
(3)	Includes 1,292 and 1,855 in foreign currency (Note 26 Exhibit G) as of December 31, 2008 and 2007, respectively. Additionally, includes 4,373 related to the software lease agreement (Note 3.g).
(4)	Software lease agreement (Note 3.g).

11.  NET SALES

The breakdown of net sales for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006

Sales of electricity (1)	1,966,017	1,948,737	1,347,295
Late payment charges	17,764	17,099	12,557
Pole leases (Note 3.n)	10,463	10,745	14,315
Connection charges	3,729	3,986	2,586
Reconnection charges	2,225	1,361	1,573
TOTAL	2,000,198	1,981,928	1,378,326

(1) Net of ENRE discounts and penalties for 34,775, 23,940 and 25,200 for the years ended December 31, 2008, 2007 and 2006, respectively (Note 17.a and b). As of December 31, 2008 and 2007, includes 84,585 related to the application of the Cost Monitoring Mechanism (MMC) (Note 17.a) and, 218,591 related to the retroactive tariff increase arising from the application of the electricity rate schedule resulting from the RTT (Note 17.b. item d) and 49,646 related to the Cost Monitoring Mechanism (MMC) (Note 17.a), respectively.

12.  OTHER (EXPENSE) INCOME - NET

The breakdown of other (expense) income - net for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006

Non-operating income	8,392	1,467	4,093
Commissions on municipal taxes collection	2,291	1,761	1,537
Net expense from technical services	(1,566)	(1,770)	(437)
Voluntary retirements and terminations	(31,334)	(7,192)	(14,122)
Severance paid	(4,228)	(4,283)	(3,019)
Accrued litigation (Note 26 Exhibit E)	(19,900)	(16,750)	(13,400)
Supplies recovered from third parties	0	0	5,782
Disposal of property, plant and equipment	(1,910)	(1,105)	(650)
Rebate of technical assistance services and financial expenses EDF Internacional (Note 15)	0	14,485	0
Income from reimbursements of network replacement	0	7,203	0
Recovery of allowance for doubtful accounts (1)	14,087	0	0
Other	4,343	7,180	(2,728)
TOTAL	(29,825)	996	(22,944)

 (1) Refers to Framework Agreement with the Federal Government (Note 13 and Note 26 Exhibits E and H).

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

As permitted by section 13 of the Agreement, which stipulated that the terms and conditions of the Agreement could be subject to review and/or adjustments under certain circumstances, and taking into account that not all of the objectives of the Agreement could be completely fulfilled within the originally stipulated period, although most of them had been accomplished, and considering also that new shantytowns had appeared which had to be recognized, the parties agreed to extend the term of the Agreement for an additional fifty-month period ending August 31, 2002. During such additional period the original provisions of the Framework Agreement and the Regulations continued to be in effect. Furthermore, a new population census was conducted so as to identify those shantytowns which up to then had not been recognized.

On October 6, 2003, the Company signed a new Framework Agreement with the Argentine Federal Government and the Government of the Province of Buenos Aires, whose purpose was similar to that of the previous agreement, and which retroactively covered all the services provided as from September 1, 2002. The term of the new framework agreement was four years to commence as from January 1, 2003 and could be renewed for another four-year term should the parties so agree.  The aforementioned Framework Agreement expired on December 31, 2006

On October 26, 2006, the Company entered into a Payment Plan Agreement with the Government of the Province of Buenos Aires which establishes the conditions according to which the Province of Buenos Aires will honor its obligation to the Company amounting to 27,114, for the period September 2002 through June 2006, which the Province agrees to verify in accordance with the provisions of chapter VI -section 13 and related sections- of the Fund Regulations of the New Framework Agreement. Furthermore, the Province agrees to pay the debt resulting from the aforementioned verification, in 18 equal, consecutive and monthly installments.
As of December 31, 2008 and 2007, the balance corresponding to the aforementioned payment plan agreement amounts to 2,292 and 13,557, respectively (Note 4).

On September 22, 2008, the Official Gazette published Resolution No. 900/2008 of the Ministry of Federal Planning, Public Investment and Services which ratifies the Addendum to the New Framework Agreement entered into by the Federal Government and the Company, according to which the term of the agreement is renewed for a period of four years to commence as from January 1, 2007 (Note 12 and Note 26 Exhibit E).

Additionally, the Company continues negotiating the renewal of such agreement with the Government of the Province of Buenos Aires. However, the Company continues supplying electricity to low income areas and shantytowns.

As of December 31, 2008 and 2007, the balance with the Argentine Federal Government and the Government of the Province of Buenos Aires for this concept amounts to 49,390 and 29,079 respectively (Note 4).

14.   CORPORATE NOTES PROGRAM

a) RESTRUCTURING OF FINANCIAL DEBT

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

The restructuring of the Company’s debt was carried out through the fiscal year ended December 31, 2006. As a result of the restructuring process, the defaulted debt prior to the restructuring, which amounted to US$ 540.9 million as of February 22, 2006, was reduced to US$ 376.4 million, with an average term of more than 8 years, at an average cost of 8% and final maturity in 2019.

On February 23, 2006, the Annual General Meeting approved the extension of the Global Medium-Term Corporate Notes Issuance Program for a Maximum Amount (outstanding at any time) of up to US$ 600 million (or its equivalent in any other currency). Said extension was also approved by the CNV through Resolution No. 15,359 issued by the CNV’s Board of Directors on March 23, 2006.

In the meeting held on June 14, 2007, the Company’s Board of Directors approved the updating of the Trust Agreement for the issuance of corporate notes that had been duly approved by the CNV, as required by section 76 of Chapter VI of the CNV’s Regulations.

On June 28, 2007, the Company’s Board of Directors’ meeting approved the issuance and public offering, within the framework of the Program and under the terms of Law No. 23,576 as amended, of fixed rate Corporate Notes for a nominal value of up to US$ 250 million with maximum maturity in 2017. On October 9, 2007, the Company issued and carried out the public offering of Class 7 Corporate Notes for US$ 220 million. The 10-year term Corporate Notes were issued at an issue price of 100% of the principal amount, and accrue interest as from the date of issuance at a fixed rate of 10.5% per annum, payable on April 9 and October 9 of each year, with the first interest payment maturing on April 9, 2008. The principal will be amortized by a lump sum payment at maturity date on October 9, 2017. The Company has requested authorization for the trading of the Corporate Notes on the Buenos Aires Stock Exchange, the Mercado Abierto Electrónico S.A. (the OTC market of Argentina), the Luxembourg Stock Exchange, and the Euro MTF Market, which is the alternative market of the Luxembourg Stock Exchange. Furthermore, the Company may request authorization for the listing of the Corporate Notes on the PORTAL Market as well as authorization for their trading and/or negotiation on any other stock exchange and/or self-regulated market of Argentina  and/or abroad.

Most of the net proceeds from the sale of the Corporate Notes were used for the purchase, payment or redemption of the Company’s outstanding Discount Corporate Notes due in 2014.

During the years ended December 31, 2008 and 2007, the Company purchased at market prices and in successive operations all “discount notes” and part of the “fixed rate par notes due in 2016 and 2017”, for nominal values of US$ 50,033 thousand and 283,726 thousand, respectively.

Therefore, the Company’s debt structure as of December 31, 2008 and 2007 was comprised of the following Notes:

		Debt structure as of	Debt purchase as of	Post-purchase	Balance as of
		December 31, 2007	December 31, 2008	debt structure	Dec. 31, 2008 (Note 7)
Type	Class	in thousands of US$	in thousands of US$ (*)	in thousands of US$	in thousands of pesos
	A	72,487	(29,347)	43,140	148,960
Fixed Rate Par Note
	B	7,561	(3,186)	4,375	15,107

Floating Rate Par Note	A	12,656	0	12,656	43,701

	A	0	0	0	0
Discount Note
	B	0	0	0	0

Fixed Rate Par Note	7	220,000	(17,500)	202,500	699,232

Total		312,704	(50,033)	262,671	907,000

(*) As of December 31, 2008, the Company has in its portfolio Class 7 fixed rate par notes for a nominal value of 11,500.

		Initial debt	Debt purchase as of	Post-purchase	Balance as of
		structure	December 31, 2007	debt structure	Dec. 31, 2007 (Note 7)
Type	Class	in thousands of US$	in thousands of US$	in thousands of US$	in thousands of pesos
	A	73,485	(998)	72,487	228,262
Fixed Rate Par Note
	B	50,289	(42,728)	7,561	23,810

Floating Rate Par Note	A	12,656	0	12,656	39,854

	A	152,322	(152,322)	0	0
Discount Note
	B	87,678	(87,678)	0	0

Fixed Rate Par Note	7	220,000	0	220,000	692,779

Total		596,430	(283,726)	312,704	984,705

Additionally, from January 1, 2009 to the date of issuance of these financial statements, the Company partially repurchased at market prices and in successive operations “par notes” due in 2016 and 2017 for a nominal value of US$ 44,900 thousand (Note 25.a).

The principal amortization schedule broken down by year of total debt, without considering possible adjustments, prepayments, redemptions or cancellations is detailed in the table below:

Year	Amount in thousands of US$
2011	5,384
2012	5,384
2013	5,384
2014	5,384
2015	5,384
2016	24,391
2017	203,766
2018	1,266
2019	6,328
262,671

The main covenants are the following:

1) Negative Covenants

The terms and conditions of the Corporate Notes include a series of negative covenants that limit the Company’s actions with regard to, among others, the following:

- encumbrance or authorization to encumber its property or assets;

- incurrence of indebtedness, in certain specified cases;

- sale of the Company’s assets related to its main business;

- carrying out of transactions with shareholders or related parties;

- making certain payments (including, among others, dividends, purchases of Edenor’s common shares or payments on subordinated debt).

2) Suspension of Covenants

Certain negative covenants stipulated in the trust agreement will be suspended or adjusted if:

(a)	The Company’s long-term debt rating is raised to Investment Grade, or
(b)	The Company’s Level of Indebtedness is equal to or lower than 2.5 of its EBITDA.

If the Company subsequently losses its Investment Grade rating or its Level of Indebtedness is higher than 2.5, as applicable, the suspended negative covenants will be once again in effect.

However, the reinstatement of the covenants will not affect those acts which the Company may have performed during the suspension of such covenants.

We are currently in compliance with all of our financial debt covenants.

3) Registration Rights

In accordance with the Registration Rights Agreement, the Company filed with the SEC an application requesting authorization in connection with an authorized exchange offer of the Corporate Notes for new notes of the same class registered with the SEC in accordance with the Securities Act, representing the same outstanding debt and subject to similar terms and conditions.

On April 13, 2009, the Company informed the National Securities Commission that under rule 144 of the US Securities Act of 1933, as amended, the Class 7 Corporate Notes due in 2017 had become freely transferable to and from any person who is not a related company of Edenor.
Consequently, the Company has entered into said first complementary agreement in order to exchange the Regulation S Global Corporate Note of (issued for a nominal value of US$ 160,250 thousand) and the Restricted Global Corporate Note (issued for a nominal value of US$ 59,750 thousand), both of them issued within the framework of the trust agreement, for one fully registered “Global Corporate Note” with no interest coupons attached for a nominal value of US$ 220,000 thousand, which will not bear the restrictive legend, as defined under the trust agreement entered into on October 9, 2007.

The exchanged corporate notes would have no restrictions concerning their transfer and would be freely transferable after the authorized exchange offer by those Corporate Notes holders who are not related parties of the Company.

b) DERIVATIVE FINANCIAL INSTRUMENTS

During the year ended December 31, 2008, the Company has carried out transactions with derivative financial instruments with the aim of hedging the foreign currency exchange rate of the cash flows and derivatives of the following transactions:

1) Floating Rate Par Notes (Note 14.a):

Settlement Date	Amount of Underlying Liability In thousands of US$	Amount of Underlying Liability In thousands of pesos
12/06/09	2,401	8,273
11/12/09	2,401	8,273

2) Class 7 Notes (Note 14.a):

Settlement Date	Amount of Underlying Liability In thousands of US$	Amount of Underlying Liability In thousands of pesos
08/04/09	11,550	39,420
08/10/09	11,550	39,420

These instruments provide an economic and financial hedge of the amounts in foreign currency that the Company must pay on the next two interest payment dates of its financial debt -Floating Rate Par Notes and Class 7 Notes (Note 14.a)-, in the event of fluctuations in foreign currency exchange rates. The Company has not formally designated these transactions as hedging instruments. Therefore, they have been recorded in the accounting in accordance with the provisions of Technical Resolution No. 18 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), which require that derivative instruments not designated as effective hedging instruments be recorded at their net realizable value or settlement value, depending on whether they have been classified as assets of liabilities, with a contra-account in the financial gains or losses for the year.
The economic impact of this transaction has been recorded in the Financial income (expense) and holding gains (losses) generated by liabilities account of the Statement of Income under Exchange difference with a contra-account in Current Liabilities – Loans under Interest (Note 7).

15.   BALANCES AND TRANSACTIONS WITH THE CONTROLLING COMPANY AND RELATED PARTIES

In the normal course of business, the Company carries out transactions with the controlling company and related parties.
As of December 31, 2008 and 2007, the outstanding balances with the controlling company and related parties are as follow:

	2008	2007
Current investments (Note 26 Exhibit D)
Central Térmica Güemes	393	0
Total	393	0

Other receivables (Note 5)
Electricidad Argentina S.A.	1	0
SACME S.A.	448	448
Total	449	448

Trade accounts payable (Note 6)
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	(6)	(74)
SACME S.A.	(910)	(757)
Préstamos y Servicios S.A.	(7)	0
Total	(923)	(831)

Other liabilities (Note 10)
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	0	(628)
Total	0	(628)

Non-Current Investments (Note 26 Exhibit D)
Central Térmica Güemes	10,784	0
Total	10,784	0

Transactions carried out with the controlling company and related parties for the years ended December 31, 2008, 2007 and 2006 are as follow:

	2008	2007	2006
Other income
Electricidad Argentina S.A.	9	8	4
Préstamos y Servicios S.A.	2	0	0
Total	11	8	4

Expenses from services
SACME S.A.	(4,256)	(3,337)	(2,334)
EDF Global Solución S.A.	0	0	(659)
Electricidad Argentina S.A.	(224)	(275)	0
EDF S.A. (**)	0	(3,727)	(7,128)
Préstamos y Servicios S.A.	(42)	0	0
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	(220)	0	(1,392)
Estudio Beccar Varela	0	0	(30)
Total	(4,742)	(7,339)	(11,543)

Financial expenses and interest
EDF International (**)	0	0	(7,873)
Electricidad Argentina S.A.	(7,898)	(6,219)	(8,133)
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	(160)	(4.352)	(244)
Estudio Beccar Varela	0	0	(245)
Total	(8,058)	(10,571)	(16,495)

Financial debt restructuring result
EDF International (**)	0	0	38,114

Adjustment to present value of notes (*)
EDF International (**)	0	0	12,658

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

On May 4, 2001, in compliance with that mentioned in Note 1, ENDESA S.A. assigned its rights and obligations under the Operating Agreement to EDF International, thus leaving EDF International as the sole operator.

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

On December 27, 2007, the Company and EDF S.A. signed an amendment to the aforementioned Agreement, pursuant to which the parties agreed that, due to circumstances beyond their control, during 2006 and 2007 the amount of services required by the Company and provided by EDF S.A. within the scope of the Technical Assistance Agreement had been significantly lower than that originally expected by the parties. On the contrary, during 2008, EDF S.A. will be required to provide a greater amount of services relating to the Revision of the Company Tariff Structure process, the changes made to the Company’s commercial and invoicing system and the broadening of the Company’s investment plan. Consequently, the Company requested and EDF S.A. granted the following: (i) that EDF S.A. recognize a rebate of US$ 2,100 thousand, equivalent to 6,613, in relation to the US$ 4,000 thousand already paid in accordance with the Technical Assistance Agreement, and (ii) that during 2008 EDF S.A. continue to provide services under the terms and conditions of the aforementioned Agreement, whose expiration date was fixed for December 31, 2008.

Based on the amount of work that is expected, the Company agreed to pay EDF S.A. an amount of US$ 6,000 thousand.  From such amount, the Company deducted a total of US$ 4,600 thousand, equivalent to 14,485, which is comprised of: (i) the aforementioned rebate for US$ 2,100 thousand, and (ii) a receivable for US$ 2,500 thousand, recognized by EDF International in favor of the Company as a reimbursement of the expenses incurred during the year ended December 31, 2006 in relation to the initial public offering of the Company’s capital stock. In accordance with the agreement signed by the parties, IPO expenses may be offset against services rendered by any affiliate of EDF International. Accordingly, after having made such deductions, on December 28, 2007, the Company paid EDF S.A. the amount of US$ 1,400 thousand.

Agreement with Electricidad Argentina S.A. (controlling company)

On April 4, 2006, the Company and EASA entered into an agreement pursuant to which EASA will provide technical advisory services on financial matters as from September 19, 2005 and for a term of five years. In consideration of these services, EDENOR will pay EASA an annual amount of US$ 2,000,000 plus VAT.  Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.
At the meeting held on April 22, 2008, the Board of Directors approved the addendum to the agreement for the provision of technical advisory services dated March 14, 2008.
The aforementioned addendum stipulates that the amount to be paid by the Company in consideration of the services provided by Electricidad Argentina S.A. has been increased to US$ 2,500,000 plus VAT, payable retroactively as from January 1, 2008. The rest of the contractual terms have not been modified.

Agreement with Comunicaciones y Consumos S.A.

On March 16, 2007, the Company and Comunicaciones y Consumos S.A. (CYCSA) entered into an agreement pursuant to which the Company granted CYCSA the exclusive right to provide telecommunications services to the Company customers through the use of the Company’s network in accordance with the provisions of Decree No. 764/2000 of the Federal Government, which contemplates the integration of voice, data and image transmission services through the existing infrastructure of electricity distribution companies such as the Company’s network. In accordance with the terms of the agreement, CYCSA will be responsible for all maintenance expenses and expenses related to the adapting of the Company’s network for the rendering of such telecommunications services. The term of the agreement will be ten years to commence from the date on which CYCSA is granted the license to render telecommunications services. The agreement will be automatically renewed upon expiration date for subsequent periods of five years, unless notice to the contrary is given by any of the parties no less than 120 days prior to the expiration of the corresponding period. In accordance with the agreement, CYCSA shall periodically request access to the Company’s network. Such request will be evaluated by the Company and access will be granted based on the available capacity of the network. In consideration of the use of the network, CYCSA will grant the Company 2% of the annual charges collected from customers, before taxes, as well as 10% of the profits obtained from provision of services. Furthermore, CYCSA will indemnify the Company for any obligation arising from the rendering of the services through the Company’s network. The agreement was signed on condition that CYCSA was to obtain the telecommunications license within a period of 180 days from the signing thereof, period which, in accordance with the terms of the agreement, could be extended. In line with that, on November 7, 2007 and May 7, 2008 the Board of Directors authorized the extension of the period for obtaining the aforementioned license, which was finally granted by the National Telecommunications Secretariat through Resolution No. 179/2008.

Furthermore, the first addendum to the Agreement for the Granting of Permission for the Use of Electricity Distribution Network was signed on October 27, 2008. Pursuant to this addendum, the Company granted CYCSA the right to use the poles and towers of High, Medium and Low-voltage overhead lines and the ducts and/or triple ducts accompanying High, Medium and Low-voltage ducts for the laying of optical fiber owned by CYCSA, on condition that the referred to optical fiber does not affect the normal supply of the public service. Moreover, said addendum grants Edenor the right to use part of the capacity of the optical fiber to be installed. It must be pointed out that the aforementioned addendum was approved by the Company’s Board of Directors’ meeting held on November 5, 2008.

Additionally, the second addendum to the agreement, which modifies section XI of the main agreement (Term of the Agreement), was entered into in November 2008. Pursuant to the Addendum, the 10-year term of the agreement was extended to 20 years to commence from the date on which it went into effect. The aforementioned addendum was approved by the Company’s Board of Directors on December 18, 2008.

Agreement with Préstamos y Servicios S.A.

On March 16, 2007, the Company entered into an agreement with Préstamos y Servicios S.A. (PYSSA), a company engaged in the rendering of financial services, pursuant to which the Company granted PYSSA the exclusive right to conduct its direct and marketing services through the use of the Company’s facilities and mailing services. As part of the agreement, the Company agreed to provide physical space in some of its offices so that PYSSA be able to offer financial and loan services to Company customers. Furthermore, the Company agreed to include PYSSA marketing material in the mail sent to customers, including the invoices. The term of the agreement is 5 years, which will be automatically renewed for subsequent periods of five years, unless any of the parties gives notice to the other of his intention to terminate the agreement no less than 120 days prior to the expiration of the corresponding period. In accordance with the terms of the agreement, PYSSA will pay the Company 2% of the monthly charges collected from customers, before taxes, as well as 10% of the profits obtained from its services. Furthermore, PYSSA agreed to indemnify the Company for any obligation arising from the rendering of its services. The agreement established that its term was subject to the authorization of the ENRE, which approved this through Resolution No. 381/2007.
On February 28, 2008, PYSSA informed the Company that the physical space to be provided by EDENOR in its commercial offices would be used by personnel of the firm Credilogros Compañía Financiera S.A., who would offer services of financial assistance and the granting of personal loans and credit cards, which, as of the date of issuance of these financial statements, is actually taking place.

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

16.   CAPITAL STOCK

a)  General

As of December 31, 2008 and 2007, the Company’s capital stock amounts to 906,455,100 shares, represented by 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share. Each and every share maintains the same voting rights, i.e. one vote per share. There are no preferred shares of any kind, dividends and/or preferences in the event of liquidation, privileged participation rights, prices and dates, or unusual voting rights. Moreover, there are no significant terms of contracts allowing for either the issuance of additional shares or any commitment of a similar nature. The capital increase of 74,844,900 shares resolved by the Board of Directors in the meeting held on June 14, 2007, as per the powers granted by the Shareholders’ Meeting held on June 7, 2006, was registered with the pertinent regulatory authorities on September 18, 2007.
As of December 31, 2008, the Company owns 9,412,500 Class B treasury shares.

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

In addition, the Class “A” shares are pledged during the entire term of the concession as security for the performance of the obligations assumed under the Concession Agreement.

Additionally, in connection with the issuance of Class 2 Corporate Notes, EASA is required to be the beneficial owner and owner of record of not less than 51% of EDENOR’s issued, voting and outstanding shares.

Section ten of the Adjustment Agreement signed with the Grantor of the Concession and ratified through Decree No. 1957/06, stipulates that from the signing of the agreement through the end of the Contractual Transition Period, the majority shareholders may not modify their ownership interest nor sell their shares.

c)  Employee Stock Ownership Program (ESOP)

At the time of the privatization of SEGBA (the Company’s predecessor), the Argentine Government assigned the Company’s Class C shares, representing 10% of the Company’s outstanding capital stock, for the creation of an Employee Stock Ownership Program (ESOP) in compliance with the provisions of Law No. 23,696 and its regulatory decrees. Through this program, certain eligible employees (including former SEGBA employees who had been transferred to the Company) were entitled to receive a specified number of Class C shares, to be calculated on the basis of a formula that took into consideration a number of factors including employee salary, position and seniority. In order to implement the ESOP, a general transfer agreement, a voting trust agreement and a trust agreement were signed.

Pursuant to the general transfer agreement, participating employees were allowed to defer payment of the Class C shares over time. As security for the payment of the deferred purchase price, the Class C shares were pledged in favor of the Argentine government. This pledge was released on April 27, 2007 upon full payment to the Argentine Government of the deferred purchase price of all Class C shares. Additionally, in accordance with the terms of the original trust agreement, the Class C shares were held in trust by Banco de la Nación Argentina, acting as trustee, for the benefit of the ESOP participating employees and the Argentine Government. Furthermore, in accordance with the voting trust agreement, all political rights of participating employees (including the right to vote at ordinary and extraordinary shareholders’ meetings) were to be jointly exercised until full payment of the deferred purchase price and release of the pledge in favor of the Argentine Government. On April 27, 2007, ESOP participating employees fully paid the deferred purchase price to the Argentine Government, accordingly, the pledge was released and the voting trust agreement was terminated.

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

A number of former employees of both SEGBA and the Company have brought legal actions against the Guarantee and Repurchase Fund, the Argentine Government and, in few cases, against the Company, in cases in relation to the administration of the Employee Stock Ownership Program. The plaintiffs who are former employees of SEGBA were not deemed eligible by the corresponding authorities to participate in the Employee Stock Ownership Program at the time of its creation. This decision is being disputed by the plaintiffs who are therefore seeking compensation. The plaintiffs who are former employees of the Company are claiming payment for the unpaid amounts owed to them by the Guarantee and Repurchase Fund either due to non-payment of the transfer of their shares upon retirement in favor of the Guarantee and Repurchase Fund or incorrect calculation of amounts paid to them by the Guarantee and Repurchase Fund. In several of these claims, the plaintiffs have obtained attachment orders or preliminary injunctions against the Guarantee and Repurchase Fund on Class C shares and the amounts deposited in such Fund. Due to the fact that the resolution of these legal proceedings is still pending, the Federal Government has instructed Banco de la Nación Argentina to create a Contingency Fund so that a portion of the proceeds of the offering of the Employee Stock Ownership Program Class C shares be kept during the course of the legal actions.

No accrual has been recorded in the financial statements in connection with the legal actions brought against the Company as the Company’s management, based on legal council opinion, believes that EDENOR is not responsible for the above-mentioned claims.

In accordance with the agreements, laws and decrees that govern the Employee Stock Ownership Program, the Class C shares may only be held by personnel of the Company, therefore before the public offering of the Class C shares that had been separated from the Program, such shares were converted into Class B shares and sold. In conformity with the by-laws, the political rights previously attributable to Class C shares are at present jointly exercised with those attributable to Class B shares and the holders of the remaining Class C shares will vote jointly as a single class with the holders of Class B shares when electing directors and supervisory committee members. As of December 31, 2008, 1,952,604 Class C shares, representing 0.22% of the Company’s capital stock are outstanding (Notes 1 and 16.a).

d)  Absorption of accumulated deficit

The Ordinary and Extraordinary Shareholders’ Meeting held on April 15, 2008 resolved to absorb the accumulated deficit existing as of December 31, 2007 for 88,611 pesos.
Taking into account the order of preference established by the regulations of the National Securities Commission, the Company absorbed the accumulated deficit with the Additional paid-in capital, which as of December 31, 2007 amounted to 106,928 and was sufficient to carry out the aforementioned absorption.

17.   REGULATORY FRAMEWORK

a)  General

The Company's business is regulated by Law No. 24,065, which created the ENRE. In this connection, the Company is subject to the regulatory framework provided under the aforementioned Law and the regulations issued by the ENRE.

The ENRE is empowered to: a) approve and control tariffs, and b) control the quality of both the service and the technical product, as established in the Concession Agreement. Failure to comply with the provisions of such Agreement and the rules and regulations governing the Company's business will make the Company liable to penalties that may include the forfeiture of the concession.

As from September 1, 1996, there has been a change in the methods applied to control the quality of both the product and the service provided by the Company. Within this new framework, compensation between areas and circuits of different quality is not allowed, instead, the specific quality provided to individual customers, rather than an average customer value must be measured.  As a result, fines will be credited to users affected by service deficiencies in future bills. Penalties are imposed in connection with the following major issues:

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

As of December 31, 2008 and 2007, the Company has accrued penalties for resolutions not yet issued by the ENRE corresponding to the six-month control periods elapsed over those dates. As of December 31, 2008 and 2007, the Company has applied the adjustment contemplated in the Temporary Tariff Regime (TTR) (caption b item vii) and the adjustments established by the electricity rate schedules applied during the 2008 fiscal year, Resolutions Nos. 324/2008 and 628/2008 (Note 17.b).

As of December 31, 2008 and 2007, liabilities for penalties amounting to 331,613 and 281,395, respectively, have been included in other non-current liabilities (Note 10).

In addition, as of December 31, 2008, the Company’s management has considered that the ENRE has mostly complied with the obligation to suspend lawsuits aimed at collecting penalties, without prejudice to maintaining an open discussion with the entity concerning the effective date of the Adjustment Agreement and, consequently, concerning the penalties included in the renegotiation and those subject to the criteria of the Transition Period.

Furthermore, the Company has been notified of certain preliminary attachments levied on funds deposited in its bank accounts as a consequence of the executory proceedings brought by the ENRE against the Company for imposed and unpaid penalties in the amount of 59 as of December 31, 2008 and 2007 (Note 5). Additionally, after December 31, 2008 and until the date of issuance of these financial statements, the Company has not been notified of any other attachments.

Moreover, on July 12, 2006 the National Energy Secretariat issued Resolution No. 942/2006 which modifies the allocation of any excess funds resulting from the difference between surcharges billed and discounts made to customers, deriving from the implementation of the Program for the Rational Use of Electric Power (PUREE), which provides for the application of both tariff incentives and penalties aimed at encouraging customers to reduce consumption. As from July 1, 2006, such excess funds may be applied against the amounts receivable that the Company maintains in the Trade receivables account as Unbilled –National Fund of Electricity, for “Quarterly Adjustment Coefficient of the National Fund of Electricity” (section 1 of Law No. 25,957) for 2,812 and 3,036 as of December 31, 2008 and 2007, respectively (Note 4). On August 10, 2006 the ENRE issued Resolution No. 597/2006 which regulates the aforementioned Resolution No. 942/2006 of the National Energy Secretariat and establishes the compensation mechanism to be used.

On October 4, 2007 the Official Gazette published Resolution No. 1037/2007 of the National Energy Secretariat. Said resolution establishes that the amounts paid by the Company for the Quarterly Adjustment Coefficient (CAT) implemented by Section 1 of Law No. 25,957, as well as the amounts corresponding to the Cost Monitoring Mechanism (MMC) for the period May 2006 through April 2007 (Note 17.b items b and c) be deducted from the funds resulting from the difference between surcharges billed and discounts made to customers, resulting from the implementation of the Program for the Rational Use of Electric Power (PUREE), until their transfer to the tariff is granted by the regulatory authority. The resolution also establishes that the MMC adjustment for the period May 2006 through April 2007, applicable as from May 1, 2007, amounts to 9.63%.

Additionally, on October 25, 2007 the ENRE issued Resolution No. 710/2007 which approves the MMC compensation mechanism established in the aforementioned Resolution No. 1037/2007 of the National Energy Secretariat.

The amounts corresponding to the Cost Monitoring Mechanism (MMC) for the period May 2006 through April 2007 as well as those corresponding to the period May 2007 through October 2007 were transferred to the tariff as from July 1, 2008, in accordance with the provisions of Resolution No. 324/2008 (Note 17.b)

By Note No. 1383 dated November 26, 2008 of the National Energy Secretariat, the ENRE was instructed to consider the earmarking of the funds deriving from the application of the Cost Monitoring Mechanism  (MMC) corresponding to the period May 2007 through October 2007 whose recognition was pending, and to allow that such funds be deducted from the excess funds deriving from the application of the Program for the Rational Use of Electric Power (PUREE), in accordance with the provisions of Resolution No. 1037/2007 of the National Energy Secretariat. The MMC adjustment for the period May 2007 through October 2007, applicable as from November 1, 2007, amounts to 7.56%.

As of December 31, 2008 and 2007, the amounts recorded by the Company for the Cost Monitoring Mechanism until their transfer to the tariff, totaled 84,585 and 49,646, respectively (Note 11).

The Company has recorded the adjustment of the penalties described in the Adjustment Agreement for amounts of 17,162 and 18,084 as of December 31, 2008 and December 31, 2007, respectively.

b) Concession

The term of the concession is 95 years and may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years. At the end of each management period, the Class “A” shares representing 51% of EDENOR’s capital stock, currently held by EASA, must be offered for sale through a public bidding.  If EASA makes the highest bid, it will continue to own the Class “A” shares, and no further disbursements will be necessary. On the contrary, if EASA is not the highest bidder, then the bidder who makes the highest bid must pay EASA the amount of the bid in accordance with the conditions of the public bidding.  The proceeds from the sale of Class “A” shares will be delivered to EASA after deducting any amounts receivable to which the Grantor of the concession may be entitled.

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

On January 6, 2002, the Federal Executive Power passed Law No. 25,561 whereby adjustment clauses denominated in US dollars or any other foreign currencies, indexation clauses based on price indexes from other countries, as well as any other indexation mechanisms stipulated in the contracts entered into by the Federal Government, including those related to public utilities, were declared null and void as from such date. The resulting prices and rates were converted into Argentine pesos at a rate of 1 peso per US dollar. Furthermore, Law No. 25,561 authorized the Federal Executive Power to renegotiate public utility contracts taking certain requirements into account.

In accordance with the provisions of Laws Nos. 25,972, 26,077, 26,204, 26,339 and 26,456 both the declaration of economic emergency and the period to renegotiate public utility contracts were extended through December 31, 2005, 2006 2007, 2008 and 2009, respectively.

As a part of the renegotiation process, the Unit of Renegotiation and Analysis of Public Utility Contracts (UNIREN) proposed the signing of an Adjustment Agreement that would be the basis of a comprehensive renegotiation agreement of the Concession Agreement. The Company satisfied the regulatory agency’s requirements; provided an answer to the proposal and attended the public hearing convened for such purpose, rejecting in principle the proposal on the grounds that it did not properly address the need to redefine the terms of the agreement as contemplated by the law. Nevertheless, the Company ratified its willingness to reach an understanding that would restore the financial and economic equation of the concession agreement. On September 21, 2005, the Company signed the Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations. Due to the appointment of a new Economy and Production Minister, on February 13, 2006 a new copy of the Adjustment Agreement was signed under the same terms as those stipulated in the agreement signed on September 21, 2005.

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
v)
the carrying out of a Revision of the Company Tariff Structure (RTI) which will result in a new tariff regime that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the National Regulatory Authority for the Distribution of Electricity will be in charge of such review;

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

ix)
the payment term of the penalties imposed by the ENRE, which are described in paragraph vii above, is 180 days after the approval of the Revision of the Company Tariff Structure (RTI) in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements.

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

Additionally, on February 5, 2007 the Official Gazette published Resolution No. 51/2007 of the ENRE which approves the electricity rate schedule resulting from the RTI applicable to consumption recorded as from February 1, 2007. This document provides for the following:

a)
A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect which the Company collects as the holder of the concession of the public service of electric power distribution, except for the residential tariffs;

b)
Implementation of an additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in Appendix II of the Adjustment Agreement. In this regard, the Company has set up the required fund, which as of December 31, 2008 amounts to 27,638. This amount is net of the amounts transferred to CAMMESA for 45,017;

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

The Company has recorded the adjustment of the penalties described in the Adjustment Agreement for amounts of 17,162, 18,084 and 46,972 as of December 31, 2008, December 31, 2007 and December 31, 2006, respectively, which are equivalent to the tariff increases mentioned in the items above.

Revenues from the retroactive tariff increase deriving from the implementation of the new electricity rate schedule applicable to non-residential consumption for the period of November 2005 through January 31, 2007 have been fully recognized in the financial statements for the year ended December 31, 2007. Such amount, which totals 218,591, is being invoiced in 55 equal and consecutive monthly installments, as described in item b) of paragraph d) of this note. As of December 31, 2008, the installments corresponding to the months of February 2007 through December 2008 for a total of 99,742 have already been billed (Note 4).

On April 30, 2007, the Official Gazette published Resolution No. 434/2007 of the National Energy Secretariat which adjusts the time periods set forth in the Adjustment Agreement signed by the Company and the Grantor of the Concession and ratified by Decree No. 1957 of the Federal Government dated December 28, 2006.

In this regard, the aforementioned Resolution provides that the contractual transition period established in the Adjustment Agreement will be in effect from January 6, 2002 to the date on which the Revision of the Company Tariff Structure (RTI) established in the aforementioned Adjustment Agreement goes into effect.

Furthermore, the Resolution establishes that the new electricity rate schedule resulting from the RTI will go into effect on February 1, 2008. It also stipulates that, in the event that the tariff resulting from the RTI is higher than the tariff established in section 4 of the Adjustment Agreement, the transfer of the increase to the tariff will be made in accordance with the provisions of section 13.2 of the Adjustment Agreement, which establish that the first adjustment will take effect as from February 1, 2008 and the second will take effect six months later, maintaining the percentages agreed upon in the Adjustment Agreement.

The aforementioned Resolution No. 434/2007 establishes that the Company must present an investment plan before May 1, 2007 (which has already been complied with), and that the obligations and commitments set forth in section 22 of the Adjustment Agreement be extended until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing the Company and its shareholders to resume the claims suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect in the aforementioned time period.

Furthermore, on July 7, 2007 the Official Gazette published Resolution No. 467/07 of the ENRE pursuant to which the first management period is extended for 5 years to commence as from the date on which the Revision of the Company Tariff Structure (RTI) goes into effect. Its original maturity would have taken place on August 31, 2007.

On July 30, 2008, the National Energy Secretariat issued Resolution No. 865/2008 which modifies Resolution No. 434/2007 and establishes that the electricity rate schedule resulting from the Revision of the Company Tariff Structure (RTI) will go into effect in February 2009.
As of the date of issuance of these financial statements, no resolution has been issued concerning the application of the electricity rate schedule resulting from the RTI which was expected to be in effect since February 1, 2009.

On September 19, 2007, the Energy Secretariat by Note No. 1006/07 requested that the Company comply with the provisions of Resolutions Nos. 1875 and 223/07 of the aforementioned Secretariat, dated December 5, 2005 and January 26, 2007, respectively.

In accordance with the aforementioned resolutions, the Company must transfer to CAMMESA, 61.96% of the total amount of the special fund set up in compliance with Clause 4.7 of the Adjustment Agreement, plus any interest accrued on the financial investments made by the Company with such funds.  Such funds will be used for the execution of the works aimed at connecting Central Costanera and Central Puerto electricity generation plants with Malaver substation. As of December 31, 2008, the Company recorded 45,017 in Property, plant and equipment (Note 26 Exhibit A) in the Construction in process account, and 2,066 in Other liabilities in the Capital Expenditures fund – CAMMESA account (Note 10).

On July 31, 2008, the National Regulatory Authority for the Distribution of Electricity issued Resolution No. 324/2008 which approves the values of the Company’s electricity rate schedule that contemplates the partial application of the adjustments corresponding to the Cost Monitoring Mechanism (MMC) and their transfer to the tariff. The aforementioned electricity rate schedule increases the Company’s value added distribution by 17.9% and has been applied to consumption recorded as from July 1, 2008.
Therefore, the increase in tariffs for final users has ranged from 0% to 30%, on average, depending on consumption.

Furthermore, on October 31, 2008, the National Energy Secretariat issued Resolution No. 1169/2008 which approved the new seasonal reference prices of power and energy in the Electric Power Wholesale Market (MEM).
Consequently, the ENRE issued Resolution No. 628/2008 which approves the values of the electricity rate schedule to be applied as from October 1, 2008.
In addition to the new seasonal reference prices of power and energy, the above-mentioned electricity rate schedule contemplates the transfer of ex–post adjustments that were pending as well as of other concepts associated to the MEM.

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

The Company may make all kind of improvements to the properties, including new constructions, upon SEGBA’s prior authorization, which will become the grantor’s property when the concession period is over, and the Company will not be entitled to any compensation whatsoever. SEGBA may terminate the gratuitous bailment contract after demanding the performance by the Company of any pending obligation, in certain specified cases contemplated in the Bid Package. At present, as SEGBA’s residual entity has been liquidated, these presentations and controls are made to the National Agency of Public Properties (ONABE). The contractual terms and debt situation of six properties are being negotiated with this Agency.

As of the date of issuance of these financial statements, the Company has acquired for an amount of 12,765, nine of these properties whose gratuitous bailment contracts had expired. The title deeds of eight of these properties have been executed at a price of 12,375. As for the remaining property, a down payment of 117 has been made while the outstanding amount of 273 will be payable upon the execution of the title deed on a date to be set by the Ministry of Economy.

d)  National Program for the Rational and Efficient Use of Electric Power (PRONUREE)

Within the framework of the National Program for the Rational and Efficient Use of Electric Power (PRONUREE, as for its Spanish acronym), on January 24, 2008, the Energy Secretariat issued Resolution No. 8/2008, whereby electricity distribution companies were invited to participate in the distribution, delivery, substitution and/or replacement of incandescent light bulbs by new compact fluorescent lamps.
The Company adhered to this program and distributed, delivered, substituted and/or replaced the aforementioned light bulbs.
The above-mentioned resolution establishes that purchase and distribution freight costs of compact fluorescent lamps incurred by the Company must be billed to CAMMESA.

For the year ended December 31, 2008, the amount billed by the Company to CAMMESA for this concept totaled 23,345, which have been fully paid as of that date.

18.	CASH FLOW INFORMATION

a)	Cash and cash equivalents:

For the preparation of the Statement of Cash Flows, the Company considers as cash equivalents all highly liquid investments with original maturities of three months or less.

	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Cash and Banks	6,061	3,459	481
Time deposits	0	12,087	1,360
Money market funds	88,548	0	30,832
Corporate notes	393	0	0
Notes receivable	0	85,652	0
Government bonds	30,717	0	0
Municipal bonds	680	0	0
Total cash and cash equivalents in the Statement of Cash Flows	126,399	101,198	32,673

b)	Interest paid and collected:

	For the years ended December 31,
	2008	2007	2006
Interest paid during the year	(94,162)	(38,149)	(35,951)
Interest collected during the year	6,872	3,175	2,175

19.	INSURANCE COVERAGE

As of December 31, 2008, the Company carries the following insurance policies for purposes of safeguarding its assets and commercial operations:

Risk covered	Amount insured

Comprehensive (1)	US$	526,300,632
Mandatory life insurance		$17,496,000
Theft of securities	US$	100,000
Vehicles (theft, third party liability and damages)		$8,071,800
Land freight	US$	2,000,000
Imports freight		$2,250,000

(1)
Includes: fire, partial theft, tornado, hurricane, earthquake, earth tremors, flooding and debris removal from facilities on facilities providing actual service, except for high, medium and low voltage networks.

20. CLAIM OF THE PROVINCE OF BUENOS AIRES BOARD OF ELECTRIC POWER

On December 1, 2003, the Board of Electric Power of the Province of Buenos Aires (Board) filed a claim against EDENOR in the amount of 284,364 that includes surcharges and interest as of the date of the claim, and imposed penalties for an amount of 25,963, due to the Company’s alleged failure to act as collecting agent of certain taxes established by Decrees-law Nos. 7290/67 and 9038/78 from July 1997 through June 2001.

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

On March 20, 2007, the Board of Electric Power of the Province of Buenos Aires amended the original complaint to include an additional claim in the amount of 7,720 that includes surcharges and interest as of the date of the claim for the period of July 2001 through June 2002 –extending the claim to certain Company Directors.

On June 27, 2007, the Tax Court of the Province of Buenos Aires pronounced in favor of the appeal duly lodged by the Company, thus becoming final.

Therefore, no accrual has been recorded for these claims as the Company’s management, based on both the aforementioned pronouncement and the opinion of its legal advisors, believes that there exist solid arguments to support its position.

21.	LEGAL ACTION FOR ALLEGED ENVIRONMENTAL POLLUTION

On May 24, 2005, three of EDENOR’s employees were indicted on charges of polychlorinated biphenyl (PCB)-related environmental contamination. In connection with this alleged violation, the judge ordered a preliminary attachment on the Company's assets in the amount of 150 million pesos to cover the potential cost of damage repair, environmental restoration and court costs. On May 30, 2005, the Company filed appeals against both the charges brought against its employees and the attachment order. On December 15, 2005, the Federal Court of Appeals of San Martín dismissed the charges against all three defendants and, accordingly, revoked the attachment order against the Company’s assets. The decision of the Court of Appeals was based on the fact that the existence of environmental pollution could not be proved, and, in consequence whereof, established that the Trial Judge should order the acquittal of two ENRE public officers who had been indicted on related charges. An appeal against this decision was filed in the Tribunal de Casación (the highest appellate body for this matter), which on April 5, 2006 ruled that the appeal was not admissible.

On July 16, 2007, the Company was notified that on July 11, 2007 the Trial Judge ruled the definitive acquittal of all Company officials and employees that had been indicted in the case, thus ordering the closing of the case. This decision could be appealed.

After the filing of an appeal, on March 25, 2008, the Federal Court of Appeals of San Martín confirmed the decision rendered by the court of original jurisdiction that had ordered the acquittal of Messrs. Daniel José Lello, Luciano Pironio, Julio Adalberto Márquez, Francisco Ponasso, Henri Lafontaine, Henri Marcel Roger Ducre and Christian Rolland Nadal, as well as the acquittal of ENRE officers, Mr. Juan Antonio Legisa and Mrs. María Cristina Massei.

In its decision, the appellate court, quoting the “Chazarreta” judgment as judicial precedent, stated that the right to defense at trial pursuant to due process, guaranteed by the Constitution, included the right to obtain a judgment that would put an end to the situation of uncertainty that implied criminal prosecution. Furthermore, the appellate court’s decision also stated that if the Prosecutor, after a thorough investigation, was unable to transfer the presumption of guilt to the degree of certainty required for a declaration of criminal liability, the status of innocence should prevail.

Based on the foregoing, and considering that the preliminary investigation phase had ended, the Federal Court of Appeals ordered the confirmation of the aforementioned resolution.

It is worth mentioning that the dismissal ordered by the judge of original jurisdiction was appealed by the Prosecutor, who cited the possible dismissal of criminal action for being beyond the statute of limitations, as a grievance, among other possibilities, caused by the decision of the court.

However, after the filing of the corresponding legal briefs by the Company, the appellate court confirmed the decision of the court of original jurisdiction based on the aforementioned resolution of the Appellate Court, according to which the existence of PCB-related environmental pollution had not been proven.

The decision, whose reversal was requested by the Prosecutor’s Office through an extraordinary appeal within the period of 10 days as from notice thereof had been served, was confirmed by the Federal Court of Appeals of San Martín, which rejected the Prosecuting attorney’s appeal.

The Prosecutor’s Office filed an appeal (“Recurso de Queja”) to the Tribunal de Casación requesting that the appeal dismissed by the Federal Court of Appeals of San Martín be sustained. The Tribunal de Casación rejected the appeal as well. The resolution in question was notified to the Prosecutor’s Office on December 29, 2008. Within the contemplated legal time period, the Prosecutor’s Office filed with such Tribunal an “EXTRAORDINARY APPEAL”. Notice thereof shall be given to the defense for 10 days, after which, the Tribunal shall decide whether the appeal is accepted or rejected. Should the appeal be accepted, the legal proceedings will pass on the Federal Supreme Court.

22.	FINANCIAL TRUST AGREEMENT

On September 30, 2008, the Company and Macro Bank Limited entered into an irrevocable and discretionary trust agreement.

Through the establishment of the trust, which was approved by the Board of Directors on September 29, 2008 and duly informed to control authorities, the Company assigns the management of certain liquid assets for an initial amount of up to US$ 24,000,000, which are to be used in the future in accordance with the terms of the trust.

The term of duration of the aforementioned agreement is 20 years.

The assignment of the aforementioned liquid assets for an amount of US$ 23,922,000 was carried out on October 2, 2008.

Additionally, the funds of the trust were used to repurchase Par Notes due in 2016 for a nominal value of US$ 21,695,000. Such amount is part of the total number of Notes repurchased by the Company as of December 31, 2008 (Note 14.a).

Furthermore, on November 3 and 11, 2008, the Company carried out an additional assignment of liquid assets for US$ 2,000 thousand and US$ 1,000 thousand respectively.

On December 31, 2008, Macro Bank Limited informed that its investment portfolio includes par corporate notes of the Company due in 2017 for a nominal value of US$ 24,515,000.

23.	RESTRICTIONS ON THE DISTRIBUTION OF EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of the net income for the year must be appropriated to the legal reserve, until such reserve equals 20% of capital stock. The Ordinary and Extraordinary Shareholders’ Meeting held on April 14, 2008, did not appropriate any amount to said legal reserve as of December 31, 2007, due to the existence of accumulated losses as of the end of that year (Note 16.d).

Moreover, in accordance with the provisions of Law No. 25,063,  passed in December 1998, dividends to be distributed, whether in cash or in kind, in excess of accumulated taxable profits as of the fiscal year-end immediately preceding the date of payment or distribution, shall be subject to a final 35% income tax withholding, except for those dividends distributed to shareholders who are residents of countries benefiting from conventions for the avoidance of double taxation and who will be subject to a lower tax rate. For income tax purposes, accumulated taxable income shall be the unappropriated retained earnings as of the end of the year immediately preceding the date on which the above-mentioned law went into effect, less dividends paid plus the taxable income determined as from such year and dividends or income from related companies in Argentina.

Since the restructuring of the Company’s financial debt referred to in Note 14, the Company is not allowed to distribute dividends until April 24, 2008 or until such time when the Company’s leverage ratio is lower than 2.5, whichever occurs first. As from this time, distribution of dividends will only be allowed under certain circumstances depending on the Company’s indebtedness ratio.

Certain restrictions on the distribution of dividends by the Company and the need for approval by the ENRE for any distribution have been disclosed in Note 17.b).

24.	BREAKDOWN OF TEMPORARY INVESTMENTS, RECEIVABLES AND LIABILITIES BY COLLECTION AND PAYMENT TERMS

As required by the CNV’s regulations, the balances of the accounts below as of December 31, 2008, are as follow:

Term	Investments	Receivables	Financial Debt (Loans)	Other payables
		(1)		(2)

With no explicit due date	0	0	0	331,613

With due date

Past due:

Up to three months	0	136,112	0	0
From three to six months	0	25,475	0	0
From six to nine months	0	6,246	0	0
From nine to twelve months	0	5,741	0	0
Over one year	0	9,068	0	0
Total past due	0	182,642	0	0

To become due:

Up to three months	120,338	306,994	27,245	511,942
From three to six months	0	13,299	0	40,479
From six to nine months	681	12,622	0	18,328
From nine to twelve months	0	10,936	0	18,328
Over one year	67,212	165,311	913,148	84,147
Total to become due	188,231	509,162	940,393	673,224

Total with due date	188,231	691,804	940,393	673,224

Total	188,231	691,804	940,393	1,004,837

(1)	Excludes allowances
(2)	Comprises total liabilities except accrued litigation and debt notes.

The financial debt mentioned in Note 14.a. accrues interest at floating and fixed rates, which amount to approximately 10.19% on average; only 4.05% of the debt accrues interest at a floating rate whereas the remaining accrues interest at a fixed rate.

25.	SUBSEQUENT EVENTS

a) Repurchase of Corporate Notes

From January 1, 2009 to the date of issuance of these financial statements, the Company partially repurchased at market prices and in successive operations “par notes” due in 2016 and 2017 for a nominal value of US$ 44,900 thousand (Note 14.a) at an average parity of 53%.

b) New electric rate schedule

After the year-end closing, the Ombudsman of the Nation made a presentation against the resolutions by which a new tariff schedule has come into effect as of October 1° of the year 2008. The aforementioned increase provided by Resolution N° 628/08 issued by ENRE includes the transfer of the increase in the seasonal energy price to tariffs, with the aim of reducing subsidies granted by the National Government to the electricity sector, without increasing the value-added of distribution of the Company.

On the other hand, on January 27th 2009, ENRE has notified the Company of a preliminary injunction, as a result of the Ombudsman’s presentation; by which the Company is ordered to refrain from cutting the energy supply, resulting from the nonpayment of bills issued with the tariff increase, until a judgment is pronounced. Said injunction has been appealed by the Company and the Argentine Federal Government and is still to be decided.

c) Issuance of Corporate Notes

On April 13, 2009, the Company’s Board of Directors approved the issuance and public offering, within the framework of the Program and under the terms of Law No. 23,576, as amended, of floating rate Corporate Notes for a nominal value of up to 150,000 with maximum maturity in 2013.

On May 7, 2009, the Company issued and carried out the public offering of Class 8 Corporate Notes for 75,700 thousand. The four-year term corporate notes were issued at an issue price of 100% of the principal amount and accrue interest as from the date of issuance at a floating private BADLAR rate plus a spread of 6.75%, payable quarterly on May 7, August 7, November 7 and February 7 of each year, with the first interest payment maturing on August 7, 2009.

The principal will be amortized in 13 consecutive and quarterly installments, with the first installment maturing on May 7, 2010.

The Company has requested authorization for the listing of the Corporate Notes on the Buenos Aires Stock Exchange (BCBA) and admission for trading on the Mercado Abierto Electrónico S.A. (the OTC market of Argentina).

The Company will use the net proceeds from the sale of the Corporate Notes to finance the capital expenditures plan.

d) Tax regularization plan (Note 3.i.1)

On April 27, 2009, the Company adhered to the tax regularization plan established in Law No. 26,476. The main features of the aforementioned moratorium are as follow:

- Waiver of fines and penalties on which no final judgment has been issued at the time of the Company’s adherence to the regularization plan;
- Waiver of late payment/default and penalty interest in the amount exceeding 30 % of the principal owed;
- An initial payment equal to 6% of the debt existing at the time of the Company’s adherence to the regularization plan;
- The remaining balance payable in 120 monthly installments with a 0.75% monthly interest rate.
- 30% to 50% reduction in tax agents and AFIP (the Argentine tax authorities) attorneys’ fees.

In accordance with the assessment of the tax regularization plan, the Company’s debt amounts to 12,122.

e) Framework Agreement

On June 18, 2009, the Official Gazette published Decree No. 732 by which the Government of the Province of Buenos Aires approved the New Framework Agreement Addendum signed between the Argentine Federal Government, the Government of the Province of Buenos Aires, Edenor S.A., Edesur S.A. and Edelap S.A. The purpose of the addendum mentioned above is to continue the New Framework Agreement approved by Decree N° 617/05 for a four-year term from January 1st., 2007.

26.	OTHER INFORMATION

The followings exhibits present additional financial statement disclosure required under Argentine GAAP:

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007
EXHIBIT A
PROPERTY, PLANT AND EQUIPMENT	Page 1 of 2

(stated in thousands of pesos)
	Original value					Depreciation						Net
MAIN ACCOUNT	At beginning				At end	At beginning		For the	Annual	Useful	At end	book value
	of year	Additions	Retirements	Transfers	of year	of year	Retirements	year	rate	lives	of year	2008
FACILITIES IN SERVICE												1
Substations	872,565	0	(415)	15,072	887,222	310,167	(133)	26,169	3 - 4%	25-35	336,203	551,019
High voltage networks	381,906	0	0	16,398	398,304	133,599	0	11,076	3 - 4%	25-35	144,675	253,629
Medium voltage networks	773,928	0	(771)	56,313	829,470	299,515	(491)	24,647	3 - 4%	25-35	323,671	505,799
Low voltage networks	1,658,143	0	(2,534)	59,722	1,715,331	936,726	(1,484)	51,236	4 - 5%	20-25	986,478	728,853
Transformation chambers and platforms	491,159	0	(297)	54,480	545,342	191,191	(162)	16,303	3 - 4%	25-33	207,332	338,010
Meters	583,370	0	0	48,300	631,670	235,166	0	24,878	4 - 5%	20-25	260,044	371,626
Buildings	77,579	0	(163)	15,098	92,514	21,053	0	1,003	2 - 3%	33-45	22,056	70,458
Communications network and facilities	84,223	0	0	0	84,223	52,600	0	4,224	4 - 5%	20-25	56,824	27,399
Total facilities in service	4,922,873	0	(4,180)	265,383	5,184,076	2,180,017	(2,270)	159,536			2,337,283	2,846,793
FURNITURE, TOOLS AND EQUIPMENT
Furniture, equipment and software projects	168,208	18,570	0	0	186,778	158,029	0	9,274	12 - 13%	7-8	167,303	19,475
Tools and other	45,179	1,320	0	0	46,499	42,448	0	722	10 - 11%	9-10	43,170	3,329
Transportation equipment	15,366	3,827	(416)	0	18,777	13,782	(416)	731	20%	5	14,097	4,680
Total furniture, tools and equipment	228,753	23,717	(416)	0	252,054	214,259	(416)	10,727			224,570	27,484
Total assets subject to depreciation	5,151,626	23,717	(4,596)	265,383	5,436,130	2,394,276	(2,686)	170,263			2,561,853	2,874,277
CONSTRUCTION IN PROCESS
Transmission	152,578	121,293	0	(31,470)	242,401	0	0	0	-		0	242,401
Distribution and other	182,781	190,712	0	(233,913)	139,580	0	0	0	-		0	139,580
Total construction in process	335,359	312,005	0	(265,383)	381,981	0	0	0			0	381,981
Total 2008	5,486,985	335,722	(4,596)	0	5,818,111	2,394,276	(2,686)	170,263			2,561,853	3,256,258

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND 2006
EXHIBIT A
PROPERTY, PLANT AND EQUIPMENT	Page 2 of 2
(stated in thousands of pesos)
	Original value					Depreciation						Net	Net
MAIN ACCOUNT	At beginning				At end	At beginning		For the	Annual	Useful	At end	book value	Book value
	of year	Additions	Retirements	Transfers	of year	of year	Retirements	year	rate	lives	of year	2007	2006
FACILITIES IN SERVICE
Substations	849,840	0	0	22,725	872,565	284,103	0	26,064	3 - 4%	25-35	310,167	562,398	565,737
High voltage networks	343,107	0	(777)	39,576	381,906	122,853	(367)	11,113	3 - 4%	25-35	133,599	248,307	220,254
Medium voltage networks	748,656	0	(59)	25,331	773,928	275,357	(34)	24,192	3 - 4%	25-35	299,515	474,413	473,299
Low voltage networks	1,628,179	0	(740)	30,704	1,658,143	878,202	(270)	58,794	4 - 5%	20-25	936,726	721,417	749,977
Transformation chambers and platforms	460,791	0	0	30,368	491,159	175,334	0	15,857	3 - 4%	25-33	191,191	299,968	285,457
Meters	546,887	0	0	36,483	583,370	211,057	0	24,109	4 - 5%	20-25	235,166	348,204	335,830
Buildings	76,215	0	0	1,364	77,579	19,955	0	1,098	2 - 3%	33-45	21,053	56,526	56,260
Communications network and facilities	83,637	0	0	586	84,223	48,273	0	4,327	4 - 5%	20-25	52,600	31,623	35,364
Total facilities in service	4,737,312	0	(1,576)	187,137	4,922,873	2,015,134	(671)	165,554			2,180,017	2,742,856	2,722,178
FURNITURE, TOOLS AND EQUIPMENT
Furniture, equipment and software projects	161,913	6,295	0	0	168,208	151,031	0	6,998	12 - 13%	7-8	158,029	10,179	10,882
Tools and other	44,922	257	0	0	45,179	41,213	0	1,235	10 - 11%	9-10	42,448	2,731	3,709
Transportation equipment	15,066	664	(364)	0	15,366	13,376	(164)	570	20%	5	13,782	1,584	1,690
Total furniture, tools and equipment	221,901	7,216	(364)	0	228,753	205,620	(164)	8,803			214,259	14,494	16,281
Total assets subject to depreciation	4,959,213	7,216	(1,940)	187,137	5,151,626	2,220,754	(835)	174,357			2,394,276	2,757,350	2,738,459
CONSTRUCTION IN PROCESS
Transmission	114,270	100,609	0	(62,301)	152,578	0	0	0	-		0	152,578	114,270
Distribution and other	72,693	234,924	0	(124,836)	182,781	0	0	0	-		0	182,781	72,693
Total construction in process	186,963	335,533	0	(187,137)	335,359	0	0	0			0	335,359	186,963
Total 2007	5,146,176	342,749	(1,940)	0	5,486,985	2,220,754	(835)	174,357			2,394,276	3,092,709	-
Total 2006	4,932,424	215,782	(2,030)	0	5,146,176	2,043,154	(1,380)	178,980			2,220,754	-	2,925,422

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007
EXHIBIT C
INVESTMENTS IN OTHER COMPANIES

(stated in thousands of pesos)

							Information on the Issuer
					Value on	Net		Last financial statements issued				% interest	Net
Name and features		Face		Adjusted	equity	book value	Main			Income		in capital	book value
of securities	Class	value	Number	cost	method	2008	activity	Date	Capital	for the year	Equity	stock	2007

NON-CURRENT
INVESTMENTS

Art. 33 Law No. 19,550
-Companies-

Affiliated Company:
SACME S.A.	common	$1	6,000	15	397	397	Electric	12/31/2008	12	13	794	50	390
	non-endorsable						power
							services
Total						397							390

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007

EXHIBIT D

OTHER INVESTMENTS

(stated in thousands of pesos)

	Net book value
MAIN ACCOUNT	2008	2007

CURRENT INVESTMENTS

Time deposits
. in local currency	0	12,087

Money market funds
. in local currency	88,548	0

Municipal bonds
. in local currency	1,361	0

Government bonds
. in foreign currency (Note 26 Exhibit G)	30,717	0

Corporate Notes
. in foreign currency (Note 26 Exhibit G)	393	0

Notes receivable
. in foreign currency (Note 26 Exhibit G)	0	85,652

Total Current Investments	121,019	97,739

NON-CURRENT INVESTMENTS

Municipal bonds
. in local currency	7,483	0

Financial trust
. in foreign currency (Note 26 Exhibit G)	48,945	0

Corporate Notes
. in foreign currency (Note 26 Exhibit G)	10,784	0

Total Non-Current Investments	67,212	0

Total Investments	188,231	97,739

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007
EXHIBIT E
ALLOWANCES AND ACCRUALS	Page 1 of 3

(stated in thousands of pesos)
	2008
	At				At
MAIN	beginning			Recoveries	end
ACCOUNT	of year	Additions	Retirements	(1)	of year

Deducted from current assets

For doubtful accounts	40,006	23,559	(6,452)	(24,016)	33,097

For other doubtful accounts	2,900	1,673	0	0	4,573

Deducted from non-current assets
For impairment of value of deferred tax assets	34,482	0	(34,482)	0	0

Included in current liabilities

Accrued litigation	39,868	19,900	(7,012)	0	52,756

Included in non-current liabilities

Accrued litigation	42,843	2,235	0	0	45,078

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

EXHIBIT E
ALLOWANCES AND ACCRUALS	Page 2 of 3

(stated in thousands of pesos)
	2007
	At			At
MAIN	beginning			end
ACCOUNT	of year	Additions	Retirements	of year

Deducted from current assets

For doubtful accounts	25,623	30,100	(15,717)	40,006

For other doubtful accounts	2,300	600	0	2,900

Deducted from non-current assets

For impairment of value of Municipal bonds	5,918	0	(5,918)	0

For impairment of value of net deferred tax assets	32,261	2,221	0	34,482

Included in current liabilities

Accrued litigation	25,914	16,750	(2,796)	39,868

Included in non-current liabilities

Accrued litigation	40,606	2,237	0	42,843

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

EXHIBIT E
ALLOWANCES AND ACCRUALS	Page 3 of 3

(stated in thousands of pesos)
	2006
	At			At
MAIN	beginning			end
ACCOUNT	of year	Additions	Retirements	of year

Deducted from current assets

For doubtful accounts	20,228	10,895	(5,500)	25,623

For other doubtful accounts	1,605	695	0	2,300

Deducted from non-current assets

For impairment of value of Municipal bonds	6,008	561	(651)	5,918

For impairment of value of net deferred tax assets	312,187	0	(279,926)	32,261

Included in current liabilities

Accrued litigation	18,332	13,400	(5,818)	25,914

Included in non-current liabilities

Accrued litigation	38,651	1,955	0	40,606

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007
EXHIBIT G
FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	2008				2007
				Booked			Booked
	Currency		Exchange	amount in	Currency		amount in
	and		rate	thousands	and		thousands
Account	amount (2)		(1)	of pesos	amount (2)		of pesos
Current Assets

Cash and banks	US$	1,161,320	3.413	3,964	US$	158,237	492
	ECU	37,451	4.7349	177	ECU	30,649	140
Investments
Government bonds	US$	8,999,929	3.413	30,717	US$	0	0
Notes receivable	US$	0	3.413	0	US$	27,549,541	85,652
Corporate Notes	US$	115,035	3.413	393	US$	0	0

Other receivables
Prepaid Technical Assistance Services	US$	0	3.413	0	US$	4,883,086	15,182
Other debtors	US$	249,534	3.413	852	US$	247,433	769
Other	ECU	2,285	4.7349	11	ECU	0	0

Total Current Assets				36,114			102,235
Non-Current Assets
Investments
Corporate Notes	US$	3,159,764	3.413	10,784	ECU	0	0
Financial trust	US$	14,340,663	3.413	48,945	ECU	0	0
Total Non-Current Assets				59,729			0
Total Assets				95,843			102,235
Current Liabilities
Trade accounts payable	US$	5,443,784	3.453	18,797	US$	10,109,541	31,835
	ECU	517,726	4.7907	2,480	ECU	604,106	2,798
	NOK	667,200	0.4956	331	NOK	0	0
	CHF	453,851	3.2726	1,485	CHF	0	0
Loans
Corporate Notes	US$	2,609,904	3.453	9,012	US$	5,421,935	17,074
Financial loans	ECU	237,978	4.7907	1,140	ECU	0	0
Other liabilities
Fees related to the initial public offering of capital stock	US$	0	3.453	0	US$	259,717	818
Fees related to the issuance of corporate notes	US$	0	3.453	0	US$	1,322,369	4,164
	ECU	0	4.7907	0	ECU	2,650	12
Other	US$	374,218	3.453	1,292	US$	397,527	1,252
	ECU	0	4.7907	0	ECU	130,117	603
Total Current Liabilities				34,537			58,556
Non-Current Liabilities
Loans
Corporate Notes	US$	262,670,141	3.453	907,000	US$	312,704,116	984,705
Total Non-Current Liabilities				907,000			984,705
Total Liabilities				941,537			1,043,261

(1)	Selling and buying exchange rate of Banco de la Nación Argentina in effect at the end of each year.
(2)	US$ = US Dollar; ECU = Euro; NOK = Norwegian Krone; CHF Swiss Franc.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

INFORMATION REQUIRED BY SECTION 64 CLAUSE b) OF LAW No. 19,550
EXHIBIT H
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(stated in thousands of pesos)	2008				2007	2006
	Transmission and
	Distribution	Selling	Administrative
Description	Expenses	Expenses	Expenses	Total	Total	Total
Salaries and social security taxes	175,684	35,485	46,460	257,629	187,712	148,908
Postage and telephone	1,784	8,254	2,881	12,919	10,790	9,838
Bank commissions	0	7,529	0	7,529	7,816	6,663
Allowance for doubtful accounts	0	15,304	0	15,304	30,700	11,590
Supplies consumption	31,934	929	1,435	34,298	25,468	22,606
Work by third parties	94,074	34,685	11,370	140,129	114,422	83,840
Rent and insurance	2,447	628	3,892	6,967	6,086	4,178
Security service	4,087	108	1,119	5,314	4,926	4,057
Professional fees	2,059	150	4,050	6,259	4,932	4,078
Computer services	20	4,224	16,904	21,148	13,548	10,146
Advertising	0	0	12,849	12,849	15,362	9,975
Reimbursements to personnel	4,112	897	1,068	6,077	8,123	7,145
Temporary personnel	186	1,428	497	2,111	1,982	1,943
Depreciation of property, plant and equipment	166,001	1,638	2,624	170,263	174,357	178,980
Technical assistance - Operator's compensation	15,377	0	0	15,377	8,583	7,128
Directors and Supervisory Committee members' fees	0	0	2,912	2,912	1,194	852
Tax on financial transactions	0	0	27,001	27,001	31,544	19,159
Taxes and charges	1	14,694	1,742	16,437	13,441	10,252
Other	104	63	1,933	2,100	1,856	2,009
Total 2008	497,870	126,016	138,737	762,623	-	-
Total 2007	417,553	120,633	124,656	-	662,842	-
Total 2006	362,118	87,930	93,299	-	-	543,347

27. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

The Company’s financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differs in certain respects from US GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and the regulations of the SEC.

As discussed in Note 2, under Argentine GAAP, the financial statements are presented in constant pesos based on the application of therein mentioned resolutions. This reconciliation, as permitted by SEC regulations, does not include the effects of inflation on US GAAP net income (loss) and shareholders’ equity.

I.	Differences in Valuation Methods

The principal differences between Argentine GAAP and US GAAP are described below together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income (loss) and total shareholders’ equity. References below to “SFAS” are to Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board in the United States of America while references to “EITF” are consensuses on issues issued by the Emerging Issues Task Force in the United States of America.

a)	Deferred income taxes

As discussed in Note 3.m, under Argentine GAAP the Company accounts for income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of deferred tax assets which is not recoverable. This Argentine GAAP is similar to US GAAP set forth in SFAS No. 109, “Accounting for Income Taxes.” However, under Argentine GAAP as discussed in Note 2, the CNV through its General Resolutions N° 485/05 and 487/06 decided to implement certain changes in the Argentine GAAP effective for fiscal years or interim periods beginning as from January 1, 2006, by requiring the application of TR N° 6, 8, 9, 11, 14, 16, 17, 18, 21, 22 and 23 and Interpretations 1, 2, 3, and 4, of the FACPCE with the amendments introduced by such Federation through April 1, 2005 (Resolution N° 312/05) and adopted by the CPCECABA (Resolution CD N° 93/05) with certain amendments and clarifications.

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

Under Argentine GAAP, the realization of deferred income tax assets depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, the Company has considered the reversal of the deferred income tax liabilities and taxable income projections based on its estimates, which includes the effects of the tariff increase.

As of December 31, 2008, the allowance on the deferred income tax assets was totally reversed considering on one hand, that a portion of the tax loss carry forward became statute –barred and on the other hand, the Company estimates that there will be future taxable income so that assets temporary differences will be recovered. As of December 31, 2007, the allowance for impairment of value of deferred tax assets represented the portion of the tax loss generated in 2002 whose offset against future taxable income would not be possible after the filing of the 2007 income tax return, due to the fact that it became statute-barred.

Based on such projections, as of December 31, 2006 the allowance for impairment of value of deferred tax assets has been partially reversed based on (i) the estimated future taxable income, which includes the effects of the Company's estimate of the Adjustment Agreement and the tariff increase granted by the Federal Government through Decree No. 1957/06 and ENRE Resolution No. 51/2007, and (ii) the taxable income arising from the gain on extinguishment of former debt. Under US GAAP, the Company applies the principles of Statement of Financial Accounting Standards No. 109 (“SFAS No. 109”), “Accounting for Income Taxes,” which requires a comprehensive liability method of accounting for income taxes. Under the comprehensive liability method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

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

SFAS No. 109 provides for more specific rules in determining the valuation allowance for deferred tax assets. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a valuation allowance is needed or not. Additionally, anticipating future income from events beyond the Company’s control (such as the tariff increase above described) and anticipated forgiveness of indebtedness (such as certain penalties imposed by ENRE which will be forgiven, as described in Note 17 b) are generally not considered when assessing the realizability of deferred tax assets.

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

On December 31, 2006, the Company adopted SFAS No.158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, as described in Note 27.II.e). As a result, a deferred tax asset amounting to 2,000, related to the tax effect on the unrecognized net actuarial loss, was recorded under US GAAP. The deferred tax asset recorded under US GAAP as of December 31, 2008 and 2007 amounted to 3,002 and 2,001, respectively.

The effect of the foregoing US GAAP adjustments on net income (loss) and shareholders’ equity are included in the Note 27.I.h) below.

b)	Interest capitalized – net

Through December 31, 2005, the capitalization of financial costs was discretionary under Argentine GAAP. Thus, the Company capitalized financial costs in property, plant and equipments from 1997 to 2001, and subsequently, discontinued such capitalization in 2001 as more fully described in Note 3.g). As from January 1, 2006, and as required by CNV General Resolution N° 485, the capitalization of financial costs is mandatory, thus, the Company capitalized financial costs during the years ended December 31, 2008, 2007 and 2006.

Under US GAAP, the Company applied SFAS No. 34, “Capitalization of Interest Cost” (“SFAS No. 34”), whereby interest capitalization on assets is mandatory for those assets which require a period of time to get them ready for their intended use.

The effect of this US GAAP adjustment on net income (loss) and shareholders’ equity are presented in the Note 27.I.h).

c)	Asset retirement obligations - net

Under Argentine GAAP, in accordance with FAPCE TR 17, EDENOR capitalized in property, plant and equipments the costs associated with the removal of polychlorinated biphepyl (PCB) included in the transformers when the removal is requested.

Capitalization of these costs is based on the fact that, if a transformer containing PCB is to be purchased, the de-chlorination cost would be a necessary cost to have the equipment ready for operation. If de-chlorination cost had not been incurred, the equipment (i.e. transformers) should have been written off.

Under US GAAP, the Company adopted SFAS No. 143 “Accounting for Asset Retirement Obligations” (“SFAS No. 143”), which provides guidance on financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, effective January 1, 2003. SFAS No. 143 requires the Company to record the fair value of the legal obligation associated with certain environmental restorations required upon closure of its facilities. The fair value of the liability is estimated by discounting the future estimated expenditures related to the restoration activities. The Company then measures changes in the liability due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period.  The interest rate used to measure that change is the credit –adjusted risk- free rate that existed when the liability, or portion thereof, was initially measured. That amount is recognized as an increase in the carrying amount of the liability and the expense is classified as an operating item in the statement of operations, referred to as accretion expense. At the same time SFAS No. 143 requires the Company to capitalize the new costs arising as the result of additional liabilities incurred, such as the capitalization of new equipment, and subsequently allocate that asset retirement cost to expense over the life of the assets based on the useful life of the assets.

The Company uses transformers with PCB. Argentine Law requires that the Company eliminates or reduces to an acceptable level the PCB contained in any of its transformers by the end of 2010.  Accordingly, EDENOR removed PCB from its transformers during the fiscal year 2008. The Company has determined that PCB removal represents an asset retirement obligation as defined by SFAS No. 143.

Thus, under US GAAP an additional asset and liability should be recognized as of December 31, 2008, 2007 and 2006.

Effects on US GAAP net income (loss) and shareholders’ equity includes:

1.	the amortization of the asset retirement costs which is included in depreciation expense; and;

2.	the effects of re-measuring the liability due to the passage of time are included as interest expense.

The adoption of FASB Interpretation No. 47 “Accounting for Conditional Assets Retirement Obligation” (FIN 47) in the year ended December 31, 2005 did not lead to a change of the amounts previously determined in accordance with SFAS No. 143.

The effect of this US GAAP adjustment on net income (loss) and shareholders’ equity are presented in the Note 27.I.h) below.

d)	Troubled debt restructuring and repurchases of debt

As explained in Note 14.a), on February 22, 2006, the Company obtained the consent from 100% of its bond holders for the restructuring of financial debt amounting to US$ 540.9 million as of that date.

Under Argentine GAAP, the restructuring of the financial debt was treated as an exchange of debt instruments with substantially different terms. As a result, the Company de-recognized the former debt from the balance sheet and recognized the new debt at their present value discounted at a 10% market interest rate. The gain on extinguishment of former debt (net of restructuring costs) recorded as of December 31, 2006 amounted to 179.2 million.

For US GAAP purposes, the restructuring of the debt was accounted for in accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS 15”), as the creditors made certain concessions due to the financial difficulties of the Company. SFAS No. 15 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables (including interest, penalties and withholding income tax) at the time of restructuring. A gain on a troubled debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms. Since the total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts, no gain on restructuring was recorded under US GAAP. As a result, the carrying amount of the new debt instruments under US GAAP was greater than the amount recorded under Argentine GAAP and a new effective interest rate was determined, which equated the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debt

Additionally, for US GAAP purposes, the debt restructuring was completed on April 24, 2006, which was the date when the cash tender and early payment took effect and the new notes were issued. In addition to the reversal of the gain recognized under Argentina GAAP, interest expense from February 22, 2006 to December 31, 2008, was increased by approximately Ps. 52,8 million (loss) for US GAAP purposes. The tax basis of the new notes  (before the adjustment to present value, see below) is the same as its carrying amount under Argentine GAAP; which differs from the carrying amount under US GAAP as explained above. Thus, the deferred tax asset attributable to such difference amounting to Ps. 35,511 and Ps. 25,831 as of December 31, 2008 and 2007 respectively was included in deferred income tax in Note 27.I.h) below.

Gain on troubled debt restructuring, after the repurchases of financial debt, due to carrying amount exceeding future cash flows amounting to Ps. 66,803 as of December 31, 2007 also represents a reconciling item.

As of December 31, 2008, the Company continued repurchasing notes due 2016 which constituted an “Early extinguishment of debt” in accordance with FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The calculation of the result on the extinguishment of debt is the difference between the reacquisition price and the net carrying amount of the note at the date of the extinguishment. Thus, a gain on extinguishment of debt amounting to Ps. 147,537 also represents a reconciling item.

The following items were reversed under US GAAP for the year ended December 31, 2008 and 2007:

-	the adjustment to present value of the notes (27,2 million) as stated in Note 3.k);
-	the gain from the purchase and redemption of notes due in 2016 during 2008 (gain of Ps. 55,2 million);
-	the loss from the purchase and redemption of notes due in 2016 during 2007 (loss of Ps. 10,2 million);
-	the adjustment to present value of purchased and redeemed notes due in 2016 during 2007 (loss of Ps. 8,6 million) and,
-	the adjustment to present value of purchased and redeemed notes due in 2016 during 2008 (gain of Ps. 9,0 million).

Deferred tax assets amounting to 2,960 and 3,143 were recognized under Argentine GAAP as a temporary difference generated by the adjustment to present value of the notes repurchased and by the redeemed notes, respectively, which amounts were also reversed under US GAAP.

The deferred income tax effect on the trouble debt restructuring (including the adjustment to present value) amounting to 38,511 was recorded for US GAAP purposes.

The effect of these US GAAP adjustments on net income (loss) and shareholders’ equity is presented in the Note 27.I.h) below.

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

As of December 31 2006, specific incremental costs associated to the final and definitive filing amounting to 313 have been identified and capitalized in accordance to SAB Nº1, Topic 5-A, until the IPO process is completed ..

During 2007, deferred cost capitalized in accordance to SAB Nº1, Topic 5-A, amounting to 14,634 were charged against the gross proceeds of the IPO completed on May 7, 2007.

As of December 31, 2008, the Company did not incurred in any expense related to the IPO process due to the fact that this process was completed during the year 2007.

The effect of this US GAAP adjustment on net income (loss) and shareholders’ equity are presented in the Note 27.I.h) below.

f)	Investments in marketable securities

Under Argentine GAAP, the Company’s investments in debt and equity securities are carried at market value with unrealized gains and losses, if any, included in the statement of income.

Under US GAAP, the Company has classified these investments as available-for-sale and is carrying these investments at fair value with unrealized gains and losses, if any, included in other comprehensive income in the shareholders’ equity in accordance with FAS No.115 “Accounting for Certain Investments in Debt and Equity Securities”. Specific identification was used to determine cost in computing realized gain or loss.  The Company’s investments are considered available-for-sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms.

Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date.  FAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary.  For the year ended December 31, 2008, accumulated unrealized losses included in other comprehensive income amounting to Ps. 1,466 were reclassified into the statement of income.

December 31, 2008			Gross Unrealized
	Cost	Fair Value	Gain	Loss

Government Bonds	39,561	39,561	-	-
Money Market Funds	88,548	88,548	-	-
Corporate Debt Securities	14,520	18,498	5,444	-
Total	142,629	146,607	5,444	-

As of December 31, 2008, the difference between fair value and cost is comprised of gross unrealized gain of Ps. 5,444 and other than temporary impairment of Ps. 1,466.

The maturities as of December 31, 2008, of the available-for-sale Corporate debt securities included in the balance sheet were as follows:

	Carrying Value	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 years but within 10 years	Maturing after 10 years
Government Bonds	39,561	-	39,561	-	-
Corporate Debt Securities	18,498	-	7,321	11,177	-

g)	Trust Consolidation

Under Argentine GAAP the Trust (as mentioned in Note 22) is not consolidated within the Company’s financial statements but included as a non current investment and valued at the fair value of the outstanding financial instruments as of December 31, 2008.

Under US GAAP, the Company followed the principles of FIN 46 R (revised December 2003), “Consolidation of Variable Interest Entities” ("FIN 46R"). The Trust was determined to be a variable interest entity since, as stated in the Edenor’s Financial Trust Agreement, Edenor has the ability to make decisions about the Trust's activities, is obligated to absorb the expected losses of the Trust if they occur, and has the right to receive the expected residual returns of the Trust if they occur. Based on these facts, as Edenor is the primary beneficiary of the Trust, it is being consolidated in the Company’s consolidated financial statements as of December 31, 2008.

Under Argentine GAAP Edenor’s 2017 Corporate Bonds held by the Trust were accounted for at market value and, as such, no extinguishment of debt has been recognized in the financial statements. Under US GAAP, FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” states that  the reacquisition by the debtor of its outstanding debt securities whether the securities are canceled or held as so-called treasury bonds constitutes an extinguishment of the liability. Therefore, the Company considered that the repurchase made by the financial Trust should be treated as treasury bonds and, a gain on the transaction was recognized together with the elimination of the related short-term investment and liability recorded under Argentine GAAP.

The total amount of the reconciling item for Ps. 49,015 is composed of (i) Ps. 32,049 gain corresponding to the difference between the market price and the par value of the notes and, (ii) Ps. 16,966 gain, corresponding to the reversal of the loss for the mark to market adjustment recorded by the financial Trust under Argentine GAAP.

The impact of these adjustments on net income (loss) and shareholders’ equity is presented in the Note 27.I.h) below.

h)	Effects of conforming to US GAAP

The reconciliation of reported net income required to conform to US GAAP is as follows:

	For the year ended December 31,
	2008	2007	2006

Net income in accordance with Argentine GAAP	123,115	122,458	293,066

Deferred income tax (Note 27.II.a)	(6,989)	25,129	(39,171)
Interest capitalized – net (Note 27.II.b)	(5,095)	(5,095)	(5,095)
Asset retirement obligations (Note 27.II.c)	(107)	(500)	(335)
Trouble debt reestructuring and repurchases of debt (Note 27.II.d)	110,032	73,805	(293,519)
Accounting for costs of securities offering (Note 27.I.e)	-	-	313
Investments in marketable securities (Note 27.I.g)	(5,444)
Trust consolidation (Note 27.II.g)	49,015	-	-

Net income (loss) in accordance US GAAP	264,527	215,797	(45,291)

The reconciliation to conform shareholders’ equity amounts to US GAAP is as follows:

	As of December 31,
	2008	2007	2006

Shareholders' equity in accordance with Argentine GAAP	2,091,566	1,974,581	1,670,350

Deferred income tax (Note 27.II.a)	(370,116)	(362,223)	(337,352)
Interest capitalized – net (Note 27.II.b)	79,589	84,684	89,778
Asset retirement obligations (Note 27.II.c)	(4,643)	(4,536)	(4,036)
Trouble debt reestructuring and repurchases of debt (Note 27.II.d)	(109,682)	(219,714)	(293,519)
Accounting for costs of securities offering (Note 27.I.e)	-	-	313
Trust consolidation (Note 27.II.g)	49,015	-	-
Pension Plan (Note 27.II.e) (*)	(8,575)	(5,716)	(5,714)

Shareholders' equity in accordance with US GAAP	1,727,154	1,467,076	1,069,820

(*) The deferred income tax effects of 3,002, 2,001 and 2,000, as of December 31, 2008, 2007 and 2006 respectively, were included in the line “Deferred income tax”.

The changes in shareholders’ equity under US GAAP as of December 31, 2008, December 31, 2007 and December 31, 2006, are as follows:

	For the year ended December 31,
	2008	2007	2006

Shareholders' equity in accordance with U.S. GAAP - Beginning balance	1,467,076	1,069,820	1,118,825

Net income (loss) for the year in accordance with US GAAP	264,527	215,797	(45,291)
Capital (decrease) increase	(6,130)	74,845	-
Additional paid-in capital	-	106,928	-
Accumulated Other Comprehensive bss - Pension Plan, net of tax (Note 27.II.e) and Investments in marketable securities, net of tax (Note 27.I.f)	1,681	(1)	(3,714)
Accounting for costs of securities offering (Note 27.I.f)	-	(313)	-

Shareholders' equity in accordance with U. S. GAAP - Ending balance	1,727,154	1,467,076	1,069,820

II.	Additional disclosure requirements

a)	Deferred income taxes

The benefit for income taxes included in the condensed statement of income and accounted for in accordance with US GAAP is as follows:

	As of December 31,
	2008	2007	2006
Income tax under Argentine GAAP:
Current income tax	(99,745)	-	-
Deferred income tax - benefit (expense)	38,571	(124,984)	167,182
Total income tax (expense) benefit under Argentine GAAP	(61,174)	(124,984)	167,182

US GAAP adjustments:

Adjustment for inflation on property, plant and equipment	27,930	31,300	33,407
Capitalization of interest	1,783	1,783	1,783
Deferred income tax effect on the adjustment to present value of the notes	(2,960)	(7,523)	19,998
Deferred income tax effect on troubled debt restructuring and repurchases of debt	(35,551)	(18,308)	82,733
Asset Retirement Obligation	38	314	171
Supplies valuation and others	(39)	504	281
Accruals - ENRE Penalties	-	-	24,991
Current investments	(94)	250	-
Investments in marketable securities	1,905	-	-
Other social accruals	-	-	(62)
US GAAP adjustments	(6,989)	8,320	163,302

Increase of the allowance for impairment of value of deferred tax assets	-	16,809	(202,473)

US GAAP adjustments including increase of the allowance for impairment of value of deferred tax assets (Note 26.I.h)	(6,939)	25,129	(39,171)

Income tax (expense) benefit under US GAAP	(68,163)	(99,855)	128,011

	As of December 31,
	2008	2007	2006

Decrease (Increase) of the allowance for impairment of value of deferred tax assets
Under Argentine GAAP	34,482	(2,221)	279,926
US GAAP adjustments	-	16,809	(202,473)
Variation of the valuation allowance under US GAAP	34,482	14,588	77,453

Deferred tax assets (liabilities) as of December 31, 2008 are summarized as follows:

	As of December 31, 2008
	Argentine GAAP	US GAAP	US GAAP
	balance	adjustment	balance

Deferred tax assets
Tax losses carry forward	8,316	-	8,316
Accruals	74,823	29,618	104,441
Troubled debt restructuring and repurchase of debt	-	28,874	28,874
Others	15,577	-	15,577
Total deferred tax assets, net	98,716	58,492	157,208

Deferred tax liabilities
PP&E and others	(17,948)	(428,608)	(446,556)
Total deferred tax liabilities	(17,948)	(428,608)	(446,556)

Total net deferred tax assets (liabilities)	80,768	(370,116)	(289,348)

Deferred tax assets (liabilities) as of December 31, 2007 are summarized as follows:

	As of December 31, 2007
	Argentine GAAP balance	US GAAP adjustment	US GAAP balance

Deferred tax assets
Tax losses carry forward	42,798	-	42,798
Accruals	45,926	28,454	74,380
Troubled debt restructuring	-	64,425	64,425
Others	23,322	125	23,447
Total deferred tax assets	112,046	93,004	205,050

Allowance for impairment of value of deferred tax assets	(34,482)	-	(34,482)

Total deferred tax assets, net	77,564	93,004	170,568

Deferred tax liabilities
PP&E and others	(35,367)	(455,227)	(490,594)
Total deferred tax liabilities	(35,367)	(455,227)	(490,594)

Total net deferred tax assets (liabilities)	42,197	(362,223)	(320,026)

Deferred tax assets (liabilities) as of December 31, 2006 are summarized as follows:

	As of December 31, 2006
	Argentine GAAP	US GAAP	US GAAP
	balance	adjustment	balance

Deferred tax assets
Tax losses carry forward	143,886	-	143,886
Accruals	93,179	28,751	121,930
Troubled debt restructuring	-	82,733	82,733
Others	6,585	63	6,648
Total deferred tax assets	243,650	111,547	355,197

Allowance for impairment of value of deferred tax assets	(32,261)	(16,809)	(49,070)

Total deferred tax assets, net	211,389	94,738	306,127

Deferred tax liabilities
PP&E and others	(44,207)	(482,090)	(526,297)
Total deferred tax liabilities	(44,207)	(482,090)	(526,297)

Total net deferred tax assets (liabilities)	167,182	(387,352)	(220,170)

A reconciliation of the Argentine Statutory Income Tax rate to the Company’s effective tax rate on net loss is as follows:

	As of December 31,
	2008	2007	2006

Income tax calculated at tax rate on net (gain) loss before taxes	(118.347)	(110.478)	60.655

Permanet differences:
Effect of Trust consolidation	19.060	-	-
Effect on capitalized IPO Costs	-	-	110
Accruals and others	(3.358)	(3.965)	(10.207)
Subtotal	(102.645)	(114.443)	50.558
Variation of the valuation allowance under US GAAP	34.482	14.588	77.453
Income tax (expense) benefit under US GAAP	(68.163)	(99.855)	128.011

US GAAP deferred tax assets (liabilities) as of December 31, 2008 and 2007 breakdowns are summarized below:

	As of December 31, 2008
	Total	Current	Non Current

Deferred tax assets
Tax losses carry forward	8,316	-	8,316
Accruals	104,441	9,176
Troubled debt restructuring and repurchases of debt	28,874	-	28,874
Others	15,577	5,656	9,921
Total deferred tax assets, net	157,208	14,832	142,375

Deferred tax liabilities
PP&E and others	(446,556)	(29,949)	(416,607)
Total deferred tax liabilities	(446,556)	(29,949)	(416,607)

Total net deferred tax liabilities	(238,348)	(15,117)	(274,232)

	As of December 31, 2007
	Total	Current	Non Current

Deferred tax assets
Tax losses carry forward	42,798	34,482	8,316
Accruals	74,380	7,616	66,764
Troubled debt restructuring	64,425	(1,734)	66,159
Others	23,447	-	23,447
Total deferred tax assets	205,050	40,364	164,686

Allowance for impairment of value of deferred tax assets	(34,482)	(34,482)	-

Total deferred tax assets, net	170,568	5,882	164,686

Deferred tax liabilities
PP&E and others	(490,594)	(30,885)	(459,709)
Total deferred tax liabilities	(490,594)	(30,885)	(459,709)

Total net deferred tax liabilities	(320,026)	(25,003)	(295,023)

b)	Interest capitalized – net

In accordance with SFAS No. 34, interests on loans related to works in progress have been capitalized on the qualifying asset (assets that require an extended period of time to acquire or produce), during the term of construction until they were in condition to be used, as follows:

	As of December 31,
	2008	2007	2006
Interest expense incurred under US GAAP	78,111	56,424	93,583
Interest capitalized under US GAAP	31,477	12,665	9,283

Effect on US GAAP adjustment in net income (loss) is as follows:

	For the year ended December 31,
	2008	2007	2006
Depreciation on interest capitalized	(5,095)	(5,095)	(5,095)
Interest capitalized – net (Note 27.I.h)	(5,095)	(5,095)	(5,095)

Effect on US GAAP adjustment on shareholders’ equity is a follows:

	As of December 31
	2008	2007	2006
Interest capitalized	125,294	125,294	125,294
Depreciation on interest capitalized	(45,705)	(40,610)	(35,516)
Interest capitalized – net (Note 27.I.h)	79,589	84,684	89,778

c)	Asset retirement obligations

Under US GAAP, a decrease in asset and an additional liability were recognized as of December 31, 2008 and 2007, and an additional asset and liability had been recognized as of December 31, 2006 as follows:

	As of December 31,
	2008	2007	2006
Asset retirement costs	(3,508)	(409)	2,502
Less: accumulated depreciation	(1,134)	(1,309)	(1,330)
Net book value	(4,643)	(1,718)	1,172
Asset retirement obligation	-	(2,818)	(5,208)
Net Shareholders’ equity impact (Note 27.I.h)	(4,643)	(4,536)	(4,036)

The effects on US GAAP net loss and shareholders’ equity are shown in paragraph below as follows:

1.	amortization of asset retirement costs included in depreciation expense;

2.	effects of re-measuring the liability due to the passage of time are reflected as interest expense.

Effects on US GAAP adjustment in net income (loss) is as follows:

	As of December 31,
	2008	2007	2006
Depreciation of asset retirement costs	175	21	(125)
Accrued interest	(282)	(521)	(760)
Total impact (Note 27.I.h)	(107)	(500)	(885)

Effects on US GAAP shareholders’ equity under Argentine GAAP is as follows:

	As of December 31,
	2008	2007	2006
Accumulated depreciation of asset retirement costs	(1,134)	(1,309)	(1,330)
Accrued interest	(3,509)	(3,227)	(2,706)
Total impact (Note 27.I.h)	(4,643)	(4,536)	(4,036)

The following table shows changes in asset retirement obligation for the years ended December 31, 2008, 2007 and 2006:

Balance as of January 1, 2006	7,600
Accrued interest	760
Payments	(3,152)
Balance as of December 31, 2006	5,208
Accrued interest	521
Payments	(2,911)
Balance as of December 31, 2007	2,818
Accrued interest	282
Payments	(3,100)
Balance as of December 31, 2008	-

d)	Troubled debt restructuring and repurchases of debt

The reconciliation of financial debt under US GAAP and Argentine GAAP as of December 31, 2008, 2007 and 2006 is as follows:

	As of December 31,
	2008	2007	2006
Financial debt (current and non current) under Argentine GAAP	940,393	978,352	1,097,519

Waiver of principal	55,314	55,314	55,314
Waiver of unpaid accrued interest	77,658	77,658	77,658
Waiver of unpaid accrued penalties	65,726	65,726	65,726
Adjustment to present value of the notes	27,186	35,643	57,138
Interest expense	52,833	71,036	37,683
Loss from the purchase and redemption of notes 2016 during 2007	(10,228)	(10,228)	—
Gain from the purchase and redemption of notes 2016 during 2008	55,185	—	—
Adjustment to present value of purchased and redeemed notes 2016 during 2007	(8,632)	(8,632)	—
Adjustment to present value of purchased and redeemed notes 2016 during 2008	8,980	—	—
Gain on debt restructuring	(66,803)	(66,803)	—
Gain on early extinguishment of debt	(147,537)	—	—

Financial debt (current and non current) under US GAAP	1,050,075	1,198,066	1,391,038

Total impact in net income (loss) and shareholders’ equity under US GAAP (Note 27.I.h.)	109,682	219,714	293,519

Effects of US GAAP adjustments in net income under Argentine GAAP are as follows:

	For the year ended December 31,
	2008	2007	2006
Gain on early extinguishment of debt	147,537	-	-
Interest expense	18,203	(33,353)	(37,683)
Adjustment to present value of notes	8,457	21,495	(57,138)
Adjustment to present value of purchased and redeemed notes due in 2016	(8,980)	8,632	-
(Gain) / Loss from the purchase and redemption of notes due in 2016	(55,185)	10,228	-
Gain on debt restructuring	-	66,803	-
Waiver of principal	-	-	(55,314)
Waiver of unpaid accrued interest	-	-	(77,658)
Waiver of unpaid accrued penalties	-	-	(65,726)
Total impact (Note 27.I.i)	110,032	73,805	(293,519)

e)	Pension Plan

As indicated in Note 3.o, the Company has a pension plan for benefits to personnel (employee pension plan).  Employee pension costs are recognized in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” (SFAS No. 87). SFAS No. 87 requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual experience differing from assumed. SFAS No. 87 also provides for the prospective amortization of costs related to changes in the benefit plan, as well as the obligation resulting from transition and requires disclosure of the components of periodic pension costs and the funded status of pension plans. In addition, SFAS No. 88 “Curtailment of Defined Benefit Plans and for Termination of Benefits” requires the immediate recognition of deferred pension costs when some or all of the following conditions are met: (a) pension obligations are settled; (b) defined benefits are no longer earned under the plan and the plan is not replaced by other defined benefit plan; (c) there are no remaining plan assets; and (d) employees are terminated or the plan ceases to exist.

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

In accordance with US GAAP, actual results that differ from Company’s assumptions are accumulated and amortized over future periods and generally affect Company’s recognized expenses and recorded obligations in such future periods. While the Company believes that these assumptions are appropriate, significant differences in actual results or significant changes in Company’s assumptions may materially affect the Company’s pension and other postretirement obligations.

During 2005, two new collective bargain agreements were signed with the Sindicato de Luz y Fuerza de la Capital Federal (Electric Light and Power Labor Union – City of Buenos Aires) and the Asociación de Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies) expiring December 31, 2007 and October 31, 2007, respectively. On November 17, 2006 and October 5, 2006 the agreements signed with the Electric Light and Power Labor Union – City of Buenos Aires and the Association of Supervisory Personnel of Energy Companies were ratified by the Ministry of Labor and Social Security, respectively.

As of the date of issuance of this annual report, meetings aimed at negotiating the renewal terms of both collective bargaining agreements, are being held with the above-mentioned unions.

On December 31, 2006, the Company adopted SFAS No.158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS No. 158). Under provisions of SFAS No. 158 the Company fully recognized the underfunded status of defined-benefit pension and postretirement plans as a liability in the financial statements reducing the Company’s shareholders’ equity through Accumulated OCI account. Unrecognized actuarial losses and gains are recognized in the statements of income during the expected average remaining working lives of the employees participating in the plans and the live expectancy of retired employees.

The components of net periodic benefit cost under Argentina GAAP and US GAAP for 2008, 2007 and 2006 are as follows:

	For the year ended December 31,
	2008	2007	2006
Components of net benefit cost for the year
Service cost	1,488	1,125	813
Interest cost	4,441	2,874	1,816
Recognized net actuarial loss	779	760	208
Net benefit cost for the year	6,708	4,759	2,837

The changes in benefit obligations for the years ended December 31, 2008, 2007 and 2006 are as follows:

	For the year ended December 31,
	2008	2007	2006
Benefit obligation - beginning of year	19,083	15,352	9,703
Service cost	1,488	1,125	813
Interest cost	4,441	2,874	1,816
Actuarial loss	3,638	761	3,703
Benefits paid to participants	(2,027)	(1,029)	(683)
Benefit obligation - end of year	26,623	19,083	15,352

The adoption of SFAS No. 158 on December 31, 2006 resulted in the recognition of the “unrecognized actuarial loss” amounting to 5,714 as adjustment to accumulated other comprehensive loss, and a deferred tax asset of approximately 2,000, also in accumulated other comprehensive loss or a net charge of 3,714 as adjustment to accumulated other comprehensive loss. As of December 31, 2008 and 2007, the Company recognized a net charge of 1,859 and 1, respectively, as adjustment to accumulated other comprehensive loss corresponding to the net actuarial loss for each year.

The following table shows changes in accumulated other comprehensive loss for the years ended December 31, 2008, 2007 and 2006:

	Net	Tax	Gross
	of tax	effect	amount

Balance as of January 1,2006	-	-	-
Application of SFAS 158	3,714	2,000	5,714
Balance as of December, 2006	3,714	2000	5,714
Net actuarial loss for the year 2007	1	1	2
Balance as of December 31,2007	3,715	2,001	5,716
Net actuarial loss for the year 2008	1,858	1,001	2,859
Balance as of December 31, 2008	5,573	3,002	8,575

The following yearly pension benefits payments are expected to be made:

2009	3,090
2010	3,416
2011	3,957
2012	5,128
2013	3,917
2014-2018	20,456

The components of the projected net periodic pension benefit costs for 2009 are as follows:

Service cost	1,608
Interest cost	4,843
Amortization of net actuarial loss	1,314
Net benefit cost for the year	7,765

The following table shows the effect of a 1% change in discount rate on the projected benefit obligation for the periods indicated:

	For the year ended December 31,
	2008	2007	2006
Projected benefit obligation	26,623	19,083	15,352
Effect of a one-percentage-point increase	25,218	18,050	14,487
Effect of a one-percentage-point decrease	28,227	20,261	16,340

Assumptions

	2008	2007	2006
Weighted - discount rate	18.0%	21.0%	18.0%
Weighted - salary increase	15.0%	20.0%	16.0%
Weighted - long term inflation	11.5%	14.0%	12.0%

Actuarial Method: Projected Unit Credit Method

The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits.

f)	Trust Consolidation

The effect on the Company’s balance sheet of consolidating the Trust under US GAAP is as follows:

As of December 31, 2008
Cash and banks	4,024
Short-term investments	7,321
Non-current Investments	(48,945)
Loans	(86,615)
Total impact (Note 27.I.h)	(49,015)

Effects of US GAAP adjustments in net income under Argentine GAAP are as follows:

For the year ended December 31, 2008
Financial income (expense), net	16,966
Gain from the repurchase of notes	32,049
Total impact (Note 27.I.h)	49,015

g)	Basic and diluted earnings per share

As mentioned in Note 3.s, under Argentine GAAP, the Company is required to disclose earnings per share information in accordance with FACPCE TR 18 for all the years presented. Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128 “Earnings per share” (SFAS No. 128) and SEC Staff Accounting Bulletin No. 98 (SAB No. 98) for all years presented.  Pursuant to the Securities and Exchange Commission SAB No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted earnings per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuance or grants for nominal consideration.

The following tables set forth the computation of basic and diluted earning (loss) per common share under US GAAP for the years presented:

	For the years ended December 31,
Net Earning (loss) per share	2008	2007	2006

Numerator:
Net income (loss.) for the year	264,527	215,797	(45,291)

Denominator:
Weighted average number of shares used in basic and diluted EPS	906,455,100	906,455,100	831,610,200

Net earning (loss) per share - basic and diluted	0.292	0.238	(0.054)

There are no potential dilutive equity shares.

h)	Segment information

As stated in Note 3.t., under Argentine GAAP, the Company is required to disclose segment information in accordance with TR 18. It establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers.

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

The management evaluated if the new agreements with Comunicaciones y Consumos S.A. and Préstamos y Servicios S.A., described in Note 15, represent new business segments and considered that these operations have no impact both quantitatively and qualitatively in these financial statements. Thus, no additional disclosure is required under US GAAP.

i)	Cash flow information

Under Argentine GAAP, the Company is required to present the statements of cash flows in the primary financial statements in accordance with TR 9, as amended. Guidance set forth in TR 9 (as amended) is similar to the guidelines set forth in SFAS No. 95, “Statement of Cash Flows”, as described in Note 18.a, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

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

Non-cash investing activities includes 36,111 related to supplies purchased in prior years that were assigned to constructions in process in 2006.

The following table presents the reconciliation of the statement of cash flows between Argentine GAAP and US GAAP:

	For the years ended as of December 31,
Reconciliation of cash flows under Argentine GAAP and US GAAP	2008	2007	2006

Net cash flow provided by operating activities under Argentine GAAP	547,543	427,182	214,999
Reclasification from operating activities to investing activities:
Effect of exchange rate changes on cash and cash equivalents	(2,447)	(12,198)	(5,398)
Net cash flow provided by operating activities under US GAAP	545,097	414,984	209,601

Net cash flow used in investing activities under Argentine GAAP	(325,380)	(335,851)	(179,671)
Effect of consolidation of Edenor’s financial trust	11,345
Net cash flow used in investing activities under US GAAP	(314,035)	(336,851)	(179,671)

Net cash flow used in financing activities under Argentine GAAP / US GAAP (*)	(196,962)	(21,806)	(310,794)

Net increase (decrease) in cash and cash equivalents under US GAAP	36,546	68,525	(275,466)
Effect of exchange rate changes on cash and cash equivalents	2,447	12,198	5,398
Net increase (decrease) in cash and cash equivalents under US GAAP after effect of exchange rate changes on cash and cash equivalents	34,099	56,327	(280,864)

Cash and cash equivalents at the beginning of the year	101,198	32,673	308,139
Cash and cash equivalents at the end of the year	137,744	101,198	32,673

	2008

Cash and cash equivalents under Argentine GAAP (Note 18)	126,399
Effect of Trust consolidation
Cash	4,024
Debt Securities – third parties debt	7,321
Cash and cash equivalents in the Statement of Cash Flows under US GAAP	137,744

(*) In 2007, under US GAAP the breakdown is as follows:

Proceeds from issuing notes	719,838
Payments on redeemed notes	(923,417)
Capital increase	181,773
Net cashflow used in financing activities	(21,806)

j)	SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities

On January 1, 2008 the Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115,” which permits a company to measure certain financial assets and financial liabilities at fair value that were not previously required to be measured at fair value. The Company has not elected to measure any financial assets and financial liabilities at fair value which were not previously required to be measured at fair value. Therefore, the adoption of this standard has had no effect on the Company’s results of operations.

k)	Fair value measurements

Effective January 1, 2008, the Company adopted SFAS No. 157. In accordance with the provisions of FSP No. FAS 157-2, adoption of SFAS No. 157 is deferred for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. There was no adjustment to Accumulated deficit as a result of the adoption of SFAS No. 157.

SFAS No. 157 provides for the following:

▪
Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

▪	Establishes a three-level hierarchy for fair value measurements based upon the observable inputs to the valuation of an asset or liability at the measurement date;
▪	Requires consideration of nonperformance risk when valuing liabilities; and
▪	Expands disclosures about instruments measured at fair value.

The three-level valuation hierarchy for fair value measurements is based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

▪	Level 1: quoted prices for identical instruments in active markets;
▪
Level 2: quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable; and,

▪	Level 3: instruments whose significant inputs are unobservable.

In accordance with the fair value hierarchy, the following table shows the fair value as of year-end 2008, of those financial assets that must be measured at fair value and were classified as “Investments”:

	Fair value measurements as of December 31, 2008
Description	Total	Level 1	Level 2	Level 3
Assets
Money market funds	88,548	88,548	-	-
Government Bonds	39,561	30,717	8,844	-
Corporate Notes (Central Términa Güemes)	11,177	11,177	-	-
Corporate Notes (Clarín)	7,321	7,321	-	-
	146,607	137,763	8,844	-
Liabilities
Derivative financial instruments	7,905	-	7,905	-
	7,905	-	7,905	-

Most of the Company’s financial assets and liabilities are valued using market prices on active markets (level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets. Derivative instruments are valued at fair value obtained from readily-available pricing sources for comparable instruments (level 2). As of December 31, 2008, the Company did not have any assets or liabilities without observable market values that would require a high level of judgment to determine fair value (level 3).

The unrealized net gains on short-term investments are reported as a component of other comprehensive income.

As of December 31, 2008, the carrying value of the Company’s cash and cash equivalents approximated their fair value which was held primarily in bank deposits and there were no financial liabilities measured at fair value. For the years ended December 31, 2008 and 2007, the Company held no direct investments in auction rate securities, collateralized debt obligations, structured investment vehicles or mortgage-backed securities.

l)	Derivative financial instruments (Merrill Lynch)

There is a disclosure difference between Argentina GAAP and US GAAP for the derivate financial instruments described in Note 14 b).

Under Argentina GAAP, as of December 31, 2008, a receivable related to derivate financial instruments amounting to 7,905 offset Current liabilities-Loan- Interest.

Under US GAAP, and following Financial Interpretation N° 39 “Offsetting of Amounts Related to Certain Contracts an interpretation of APB Opinion No. 10 and FASB Statement No. 105”, such receivable has been included as an asset in the condensed consolidated balance sheet as of December 31, 2008.

m)	Statement of Income classification differences between Argentine GAAP and US GAAP

Net Sales

Under Argentine GAAP, during the year ended December 31, 2007, the Company recognized revenues amounting to 218,591 from the retroactive tariff increase derived from the application of the new electricity rate schedule to non-residential consumption for the period since November 2005 through January 31, 2007 (Note 17.b). Due to the fact that such tariff increase is being invoiced in 55 equal and consecutive monthly installments, adjustments to present value related to this matter and related to the Payment Plan Agreement with the Province of Buenos Aires (Note 13), were recorded and included as a separate line below operating income (amounting to 29,618 for the year ended December 31, 2007).

For US GAAP purposes, the discounts resulting from the determination of present value at the date of transaction offset revenues (amounting 44,387 for the year ended December 31, 2007). Additionally, the amortization of such discounts should be reported as interest according to APB 21, “Interest on Receivables and Payables” (amounting to 14,769 for the year ended December 31, 2007).

Under Argentine GAAP, penalties have been deducted from sales. For US GAAP purposes, penalties are included as transmission and distribution expenses (amounting to 34,775, 23,940 and 25,200 for the years ended December 31, 2008, 2007 and 2006).

Under Argentine GAAP, during the year ended December 31, 2007, the electricity distributed to shantytowns was recorded as sales. Under US GAAP the conditions to recognize revenue are not met, thus, such sales have been eliminated in the Statement of Income (amounting to 24,500).
During the year ended December 31, 2008, the Framework Agreement was signed with the Federal Government (September 2008) and therefore, the corresponding allowance for doubtfull accounts was recovered under Argentina GAAP. Under US GAAP, these sales are recognized since the conditions required are met (amounting 24,016).

As a result of these differences, net sales under US GAAP would have been 2,058,988, 1,936,980 and 1,403,526 for the years ended December 31, 2008, 2007 and 2006, respectively.

Gross margin

In addition to what was explained above, under Argentine GAAP, transmission and distribution expenses have been included whithin operating expense, but excluded from gross margin calculation. Under US GAAP, such expenses have been included whithin gross margin calculation.

As a result of these differences, gross margin under US GAAP would have been 547,356, 569,641 and 154,129 for the years ended December 31, 2008, 2007 and 2006 respectively.

Net operating income (loss)

Under Argentine GAAP, certain operating expenses have been included as other expenses - net, excluded from operating income. Under US GAAP, such expenses have been included as operating expenses – net and for determining operating income.

As a result of the differences above mentioned, operating income (loss) under US GAAP are 250,725, 362,131 and (39,990) for the years ended December 31, 2008, 2007 and 2006, respectively.

Financial income (expense), net

Under Argentine GAAP the adjustment ENRE penalties has been included as Financial (expense), net and holding gains. Under US GAAP, such adjustment has been included in penalties as part of Transmission and Distribution Expenses (amounting to 17,162, 18,084 and 46,972 for the years ended December 31 2008, 2007 and 2006, respectively).

Under Argentine GAAP, the adjustment to present value of the retroactive tariff increase and the Payment Plan Agreement with the Province of Buenos Aires has been included in a separate line below operating income. Under US GAAP, the amortization of the discount derived from the adjustment to present value of the retroactive tariff increase was included as interest as mentioned above.

As a result of this disclosure difference, Financial income (expense), net under US GAAP would have been 81,965, (46,479) and (133,312) for years ended December 31, 2008, 2007 and 2006 respectively.

The condensed consolidated statements of operations for the years ended December 31, 2008, 2007 and 2006 under US GAAP are as follows:

	For the year ended December 31,
	2008	2007	2006

Net sales / Services revenues	2,058,988	1,936,980	1,403,526
Electric power purchases	(934,660)	(889,885)	(799,073)
Transmission and Distribution Expenses	(576,972)	(477,454)	(450,324)
Gross margin	547,356	569,641	154,129
Operating expenses, net	(296,631)	(207,510)	(194,119)
Net operating income (loss)	250,725	362,131	(39,990)
Financial income (expense), net	81,965	(46,479)	(133,312)
Net income (loss) before income tax	332,690	315,652	(173,302)
Income tax (expense) / benefit	(68,163)	(99,855)	128,011
Net income (loss) for the year	264,527	215,797	(45,291)

Earning (loss) per ordinary share	0.292	0.238	(0.054)

The condensed consolidated balance sheets under US GAAP as of December 31, 2008 and 2007 are as follows:

	As of December 31,
	2008	2007

Current Assets	666,694	536,705
Property, plant and equipment, net	3,331,204	3,175,675
Other non-current assets	258,426	346,563
Current liabilities	707,536	573,668
Non-current liabilities	1,821,634	2,018,199
Shareholders' equity	1,727,154	1,467,076

	For the Year ended December 31,
Summary of Condensed Shareholders’ equity in accordance with US GAAP	2008	2007

Common stock	1,902,944	1,902,944
Treasury stock	(6,130)	-
Additional paid-in capital	24,970	106,928
Legal Reserve	53,320	53,320
Accumulated deficit	(517,874)	(811,914)
Net income (loss)	264,527	215,797
Other Comprehensive Income	5,397	1

Total Shareholders’ equity	1,727,154	1,467,076

n)	Valuation of Property, plant and equipment

Under Argentine GAAP, assets transferred through the privatization of SEGBA were valued at their fair value on the privatization date as described in Note 3.g.

Under US GAAP, following the accommodation allowed as published in the SEC International Reporting and Disclosure Issues in the Division of Corporation Finance as revised on November 1, 2004, when reliable fixed asset records are not available and cannot be reasonably produced, the registrant may use the opening fair value balances as its costs basis. Thereafter, the assets are reported in the usual manner with respect to depreciation and evaluation of impairment.

Based on the foregoing, there is no difference between US GAAP and Argentine GAAP.

o)	SFAS Interpretation No. 48, “Accounting for uncertainty in income taxes – an interpretation of FASB Statement No. 109” (“FIN 48”)

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

The Company implemented FIN 48 in January, 2007. As it is defined in this interpretation, the Company has reassessed whether the “more-likely-than-not” recognition threshold has been met before a tax benefit can be recognized and how much of a tax benefits to recognize in the financial statements. The adoption of FIN 48 did not have an impact on the Company’s financial position. There were no unrecognized tax benefits as of the date of adoption and as of December 31, 2008.

The company classifies interest and penalties in the statement of income in income tax (expense) / benefit.

The reconciliation of the beginning and ending balances of recognized uncertain tax position as of December 31, 2008 and 2007 is the following:

Recognized uncertain tax position as of December 31, 2006	33,791
Gross increase due to interest on prior year uncertain tax position	2,236
Recognized uncertain tax position as of December 31, 2007	36,027
Gross increase due to interest on prior year uncertain tax position	2,236
Recognized uncertain tax position as of December 31, 2008	38,263

Under Argentine tax regime, as of December 31, 2008, fiscal years from 2002 to 2007 remain subject to examination by the Federal Administration of Public Revenues (AFIP, as for its Spanish acronym).

p)	Accounting for stock transferred by Argentine government to employees

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

There have been no additional grants of stocks to employees since September 1, 1992.

q)	Repurchase of own shares

Under Argentine GAAP the Company followed CNV standards and accounted for the repurchase of own shares by deducting from the shareholders’ equity accounts ‘Nominal Value’ and ‘Adjustment to Capital’ 9,412, and 10,347, respectively, representing the face value of the shares reacquired in the open market, and credited the accounts ‘Nominal Value Treasury Stock’ and ‘Adjustment to Capital Treasury Stock’, by the before mentioned amounts, respectively. Additionally, ‘Unappropriated Retained Earnings’ and ‘Cash and banks’ were deducted by 6,130, representing the amount effectively paid by the Company to the holders of its shares.

Under US GAAP, the Company followed the APB 6, par. 12 and accounted for the repurchase of own shares by deducting the shareholders’ equity account ‘Nominal Value Treasury Stock’ and ‘Cash and banks’ by 6,130.

Under US GAAP, such transaction does not constitute a GAAP difference in measurement, but a disclosure difference exist, since the account ‘Nominal Value Treasury Stock’ should represent the amount effectively paid for the shares repurchased, no impact on capital accounts or retained earnings exist.

r)	Comprehensive income (loss)

SFAS No. 130, “Reporting Comprehensive Income” establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholders’ equity of the Company during the year from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

The following table summarizes the components of comprehensive income (loss) for the years ended December 31, 2008, 2007 and 2006:

	For the year ended December 31,
	2008	2007	2006

Net income (loss) under US GAAP	264,527	215,797	(45,291)

Other comprehensive income:

Unrealized gains and losses - Available for sale securities at December 31, 2008)	3,539	-	-
Pension plan	(1,858)	(1)	(3,714)

Comprehensive income (loss)	266,208	215,796	(49,005)

s)	Recently issued accounting pronouncements

In December 2007, SFAS 160 “Noncontrolling Interest in Consolidated Financial Statements – an amendment of ARB No. 51” was issued. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for the Company since January 1, 2009. Earlier adoption is prohibited. The Company estimates that this statement will not have an impact on its financial position.

In December 2007, Statement of Financial Accounting Standards No. 141 (Revised 2007), “Business Combinations” was issued.  The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree). SFAS 141(R) replaces FASB Statement No. 141, Business Combinations. The provisions of this Statement becomes effective for business combinations for which the acquisition date (date that the acquirer achieves control) is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The company will be evaluating this Statement and applying it prospectively to business combination, if any, occurring from fiscal year 2009.

In March 2008, the FASB issued FAS No. 161, “Disclosures about derivative instruments and hedging activities an amendment of FAS No. 133”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under SFAS 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. This Statement is effective for the Company since January 1, 2009 with early application encouraged. The Company does not anticipate that the adoption of this new statement will have a significant effect in its results of operations, financial position or cash flows.

In April 2008, the FASB issued FASB Staff Position 142-3, “Determination of the Useful Life of Intangible” (“FSP 142-3”). Under FSP 142-3, for renewable intangible assets acquired in fiscal years beginning after December 15, 2008, an entity should consider its own historical experience in renewing or extending similar arrangements when developing its assumptions about renewals or extensions used to determine the useful life of an intangible asset; however, these assumptions should be adjusted for the entity specific   factors in paragraph 11 of FAS 142. In the absence of that experience, an entity should consider the assumptions that market participants would use about renewals or extensions (consistent with the highest and best use of the asset by market participants), adjusted for the entity specific factors in paragraph 11 of FAS 142. The Company will evaluate the impact of FSP 142-3 on its financial statements.

In May 2008, FAS No. 162 “The hierarchy of generally accepted accounting principles” was issued by the FASB. It sets out the framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP. Because of the interrelationship with the auditing literature, FAS No. 162 will be effective 60 days following the SEC’s approval of the PCAOB’s amendments to their auditing standards. The adoption of FAS No. 162 will not have a material impact on the Company´s financial statements.

In June 2008, the FASB issued FSP Emerging Issues Task Force (EITF) 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities” (FSP 03-6-1). FSP 03-6-1 clarifies that unvested share-based payment awards that contain non forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are to be included in the computation of earnings per share under the two-class method described in SFAS No. 128, “Earnings per Share.” This FSP is effective for the Company since January 1, 2009 and requires all prior-period earnings per share data that is presented to be adjusted retrospectively. The Company does not expect that FSP 03-6-1 will have a material impact in the earnings per share calculations.

On December 11, 2008, FASB issued a final FASB Staff Position (FSP) “Disclosures by Public Entities about Transfers of Financial Assets and Interests in Variable Interest Entities”. This FSP increases disclosure requirements for the Company since January 1, 2009. The FSP amends Statement N° 140 “Accounting for Transfer and Servicing Financial Assets and Extinguishment of Liabilities” requiring public companies to provide additional disclosures about transfers of financial assets and variable interests in qualifying special purposes entities, and amends FIN 46 (R) “Consolidation of Variable Interest Entities” requiring public companies to provide additional disclosures about their involvement with variable interest entities. The Company will evaluate the impact of this FSP on its financial statements.

In December 2008, the FASB issued FASB Staff Position (FSP) No.132 (R)-1, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (FSP 132R-1). FSP 132R-1 requires enhanced disclosures about the plan assets of a company’s defined benefit pension and other postretirement plans. The enhanced disclosures required by this FSP are intended to provide users of financial statements with a greater understanding of: (1) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies; (2) the major categories of plan assets; (3) the inputs and valuation techniques used to measure the fair value of plan assets; (4) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period; and (5) significant concentrations of risk within plan assets. This FSP is effective for the Company for the year ending December 31, 2009. The Company estimates that this statement will not have an impact on its financial position.

On January 12, 2009, FSP EITF Issue N0. 99-20-1 “Amendments to the Impairment Guidance of EITF Issue No. 99-20” was issued. This FASB Staff Position (FSP) amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of other than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and other related guidance. The Company will evaluate the impact of this FSP on its financial statements.

On December 4, 2008, the Financial Accounting Standards Board (FASB) announced that U.S. accounting and reporting standards are undergoing a major restructuring. On July 1, 2009, the FASB Accounting Standards Codification is expected to officially become the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP), superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF), and related literature. After that date, only one level of authoritative GAAP will exist. All other literature will be considered non-authoritative. The Codification does not change US GAAP; instead, it introduces a new structure-one that is organized in an easily accessible, user-friendly online research system.

In April 2009, the FASB issued FASB Staff Position FAS 115-2 and FAS 124-2: “Recognition and Presentation of Other-Than-Temporary Impairments”. This FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This Staff position is effective for interim and annual reporting periods ending after June 15, 2009. The Company will evaluate the impact of FSP 115-2 and FAS 124-2 on its consolidated financial statements.