Form 20-F
period 2009-12-31
EDENOR
filed 2010-06-08
CIK 1395213

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

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

The financial data as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 are derived from our audited financial statements, which were audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, for the years ended December 31, 2009 and 2008 and Deloitte & Co. S.R.L., member firm of Deloitte & Touche Tohmatsu, for the year ended December 31, 2007.  We engaged Price Waterhouse & Co. S.R.L as our new auditors in April 2008, in order to consolidate our audit with that of our controlling shareholder, Pampa Energia S.A., also audited by Price Waterhouse & Co. S.R.L.  Our audited financial statements have been prepared in accordance with generally accepted accounting principles in the City of Buenos Aires, which we refer to as Argentine GAAP and which differ in certain significant respects from U.S. Generally Accepted Accounting Principles (U.S.GAAP).  Note 27 to our audited financial statements included elsewhere in this annual report provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income for the years then ended December 31, 2009, 2008 and 2007 and shareholders’ equity as of December 31, 2009 and2008.

In this annual report, except as otherwise specified, references to “$”, “U.S. $” and “Dollars” are to U.S. Dollars, and references to “Ps. ” and “Pesos” are to Argentine Pesos.  Solely for the convenience of the reader, Peso amounts as of and for the year ended December 31, 2009 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on December 31, 2009 of Ps. 3.80 to U.S. $1.00.  The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate.  See “Item 3. Key Information – Exchange rates.”

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

	For the year ended December 31,
	2009				2008		2007		2006		2005
	(in millions, except for per share and per ADS data)
Statement of operations data
Argentine GAAP
Net sales(1)	U.S. $	546.8	Ps.	2,077.9	Ps.	2,000.2	Ps.	1,981.9	Ps.	1,378.3	Ps.	1,262.2
Electric power purchases		(264.0)		(1,003.4)		(934.7)		(889.9)		(799.1)		(757.7)
Gross margin		282.8		1,074.5		1,065.5		1,092.0		579.3		504.5
Transmission and distribution expenses		(144.4)		(548.6)		(497.9)		(417.6)		(362.1)		(346.1)
Selling expenses		(41.8)		(158.9)		(126.0)		(120.6)		(87.9)		(86.0)
Administrative expenses		(46.5)		(176.6)		(138.7)		(124.7)		(93.3)		(72.9)
Net operating income (loss)		50.1		190.4		302.9		429.2		35.9		(0.4)
Other income (expenses), net		6.1		23.2		(29.9)		1.0		(22.9)		(0.7)
Financial income (expenses) and holding gains (losses):
Generated by assets:
Exchange difference		5.6		21.4		8.1		(0.9)		2.6		2.1
Interest		4.3		16.2		9.8		13.4		13.9		12.9
Holding results		9.9		37.6		(7.3)		0.1		0.1		(0.6)
Generated by liabilities:
Financial expenses		(3.1)		(11.7)		(10.0)		(21.0)		(25.4)		(14.1)
Exchange difference		(26.1)		(99.1)		(92.7)		(29.9)		(13.3)		(29.0)
Interest		(23.1)		(87.7)		(95.3)		(74.5)		(101.3)		(119.5)
Holding results		—		—		—		—		—		(0.2)
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other receivables(2)		0.9		3.4		13.5		(29.6)		—		—
Gain on extinguishment of former debt(3)		—		—		—		—		179.2		—
Adjustment to present value of notes(4)		(1.4)		(5.2)		(8.5)		(21.5)		57.1		—
Gain (loss) from the purchase of notes(5)		21.4		81.4		93.6		(10.2)		—		—
Adjustment to present value of purchased notes(4)		—		—		—		(8.6)		—		—
Income (loss) before taxes		44.6		169.9		184.3		247.4		125.9		(149.6)
Income tax(6)		(20.9)		(79.3)		(61.2)		(125.0)		167.2		—
Net income (loss)	U.S. $	23.7	Ps.	90.6	Ps.	123.1	Ps.	122.5	Ps.	293.1	Ps.	(149.6)
Net income (loss) per ordinary share – basic and diluted		0.027		0.101		0.137		0.135		0.352		(0.180)
Dividends declared per ordinary share(7)		—		—		—		—		—		—
Net income per ADS(8) — basic and diluted		0.54		2.02		2.716		2.702		—		—

Number of shares outstanding		906,455,100		906,455,100		906,455,100		906,455,100		831,610,200		831,610,200

U.S. GAAP
Net sales/service revenues	U.S. $	569.3	Ps.	2,163.3	Ps.	2,059.0	Ps.	1,937.0	Ps.	1,403.5	Ps.	1,334.9
Electric power purchases		(264.1)		(1,003.4)		(934.7)		(889.9)		(799.1)		(757.7)
Transmission and distribution expenses		(164.2)		(624.0)		(577.0)		(477.5)		(450.3)		(425.3)
Gross margin		141.0		535.9		547.3		569.6		154.1		151.0
Operating expenses, net		(86.1)		(327.2)		(296.6)		(207.5)		(194.1)		185.0
Net operating income (loss)		54.9		208.7		250.7		362.1		40.0		(33.1)
Financial (expense), net and holding gains		(11.2)		(42.6)		82.0		(46.5)		(133.3)		(139.1)
Net income (loss) before income taxes		43.7		166.2		332.7		315.7		(173.3)		(172.1)
Income tax		(24.5)		(93.1)		(68.2)		(99.9)		128.0		8.1
Net income (loss) for the year		19.2		73.1		264.5		215.8		(45.3)		(164.0)
Net income (loss) per ordinary share – basic and diluted(7)		0.021		0.081		0.295		0.238		(0.054)		(0.197)
Net income per ADS(8) — basic and diluted		0.43		1.62		5.90		4.761		—		—

(1)
Net sales for 2007 include the retroactive portion of the February 2007 tariff increase, which amounts in aggregate to Ps. 218.6 million, and is being invoiced in 55 equal and consecutive monthly installments, starting in February 2007. As of December 31, 2009 we had invoiced Ps. 149.4  million of this amount.

(2)
Reflects the adjustment to present value of the retroactive portion of the tariff increase that is being invoiced in 55 consecutive monthly installments, starting in February 2007, and the adjustment to present value of Ps. 38.4 million due under the payment plan agreement with the Province of Buenos Aires that is being invoiced in 18  installments, starting in January 2007.  As of December 31, 2009 and 2008, Ps. 2.3 million was due under the payment plan agreement with the Province of Buenos Aires, and Ps. 69.2 million and Ps. 118.9 million of the retroactive tariff increase had not been invoiced in 2009 and 2008, respectively.  In accordance with Argentine GAAP, we account for these long term receivables at their net present value, which we calculate at a discount rate of 10.5% for the retroactive tariff increase and 19.62% for the payment plan agreement, recording the resulting non-cash charge as an adjustment to present value of these two receivables.  See “Item 4. Information on the Company —Framework agreement (Shantytowns).”

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

(4)
We record our financial debt in our balance sheet at fair value reflecting our management’s best estimate of the amounts expected to be paid at each year end, calculated at a discount rate of 10.5% for the years ended December 31, 2009, 2008 and 2007 and 10% for the year ended December 31, 2006.  We did not record any adjustment to present value in any year before the year ended December 31, 2006 because our financial debt was in default.

(5)
In 2007, we repurchased U.S. $43.7 million principal amount of our outstanding Fixed Rate Par Notes due 2016 and redeemed and repurchased  U.S. $240 million principal amount of our outstanding Discount Notes due 2014. In addition, in the year ended December 31, 2008 and 2009, we repurchased U.S. $32.5 million and U.S. $32.2 million principal amount of our outstanding Fixed Rate Par Notes due 2016, respectively  and U.S. $17.5 million and  U.S. $53.8 million  principal amount of our outstanding Senior Notes due 2017, respectively.

(6)
In 2006, our income tax result reflects the reversal of net deferred tax assets, primarily due to the fact that, as a consequence of the ratification of the Adjustment Agreement in January 2007 and the renegotiation of our financial debt in April 2006, we generated taxable income that allowed us to offset a significant portion of the tax loss carryforwards we generated in 2002.

(7)	We have not declared or paid any dividends since August 14, 2001.
(8)	Each ADS represents 20 Class B ordinary shares.

	As of December 31,
	2009				2008		2007		2006		2005
	(in millions)
Balance sheet data
Argentine GAAP
Current Assets:
Cash and banks	U.S.$	2.3	Ps.	8,7	Ps.	6.1	Ps.	3.5	Ps.	0.5	Ps.	11.7
Investments		57.8		219,7		121.0		97.7		32.2		296.5
Trade receivables		102.4		389,2		400.4		346.0		270.9		231.9
Other receivables		16.1		61,1		42.8		26.0		30.2		21.7
Supplies		3.9		14,8		16.7		23.2		13.6		13.8
Total current assets	U.S.$	182.5	Ps.	693,5	Ps.	587.0	Ps.	496.3	Ps.	347.5	Ps.	575.6
Non-Current Assets:
Trade receivables		22.9		87.0		111.4		100.3		—		—
Other receivables		23.4		88.8		99.5		144.1		256.5		74.7
Investments in other companies		0.1		0.4		0.4		0.4		0.4		0.4
Investments		—		—		67.2		—		—		—
Supplies		4.9		18.6		12.8		13.8		4.9		36.5
Property, plant and equipment		916.4		3,482.4		3,256.3		3,092.7		2,925.4		2,889.3
Total non-current assets	U.S.$	967.7	Ps.	3,677.2	Ps.	3,547.6	Ps.	3,351.3	Ps.	3,187.2	Ps.	3,000.9
Total assets	U.S.$	1,150.2	Ps.	4,370.7	Ps.	4,134.6	Ps.	3,847.6	Ps.	3,534.7	Ps.	3,576.5
Current liabilities:
Trade account payable		91.5		347.8		339.3		316.2		267.6		205.1
Loans		21.8		83.0		27.2		29.3		2.0		1,620.1
Salaries and social security taxes		31.2		118.4		94.8		59.9		51.4		34.1
Taxes		36.9		140.3		111.0		84.6		62.2		67.9
Other liabilities		2.1		8.0		10.5		9.7		26.4		175.8
Accrued litigation		16.5		62.8		52.8		39.9		25.9		18.3
Total current liabilities	U.S.$	200.0	Ps.	760.3	Ps.	635.6	Ps.	539.6	Ps.	435.6	Ps.	2,121.3
Non-current liabilities:
Trade account payable		12.3		46.8		40.2		35.5		31.3		26.8
Loans		186.2		707.5		913.1		949.1		1,095.5		—
Salaries and social security taxes		11.5		43.7		40.1		24.7		20.3		12.4
Taxes		2.5		9.4		0		0		0		0
Other liabilities		160.7		610.8		369.0		281.4		241.1		—
Accrued Litigation		2.7		10.0		45.1		42.8		40.6		38.7
Total non-current liabilities		375.9		1,428.2		1,407.5		1,333.5		1,428.7		77.8
Total liabilities	U.S.$	575.9	Ps.	2,188.5	Ps.	2,043.0	Ps.	1,873.0	Ps.	1,864.3	Ps.	2,199.2
Shareholders’ equity		574.3		2,182.2		2,091.6		1,974.6		1,670.4		1,377.3
Total liabilities and shareholders’ equity	U.S.$	1,150.2	Ps.	4,370.7	Ps.	4,134.6	Ps.	3,847.6	Ps.	3,534.7	Ps.	3,576.5

U.S. GAAP
Current assets	U.S.$	185.1	Ps.	703.3	Ps.	666.7	Ps.	536.7	Ps.	547.0	Ps.	728.8
Property, plant and equipment, net		934.8		3,552.4		3,331.2		3,175.7		3,016.4		3,009.7
Other non-current assets		68.5		260.4		258.4		346.6		201.5		145.5
Total assets	U.S.$	1,188.4	Ps.	4,516.1	Ps.	4,256.3	Ps.	4,059.0	Ps.	3,764.9	Ps.	3,884.0
Current liabilities	U.S.$	208.1	Ps.	790.9	Ps.	707.5	Ps.	573.7	Ps.	470.0		Ps 2,124.8
Non-current liabilities		506.3		1,923.8		1,821.6		2,018.2		2,225.1		640.3
Total liabilities		714.4		2,714.7		2,529.1		2,591.9		2,695.1		2,765.1
Shareholders’ equity		474.1		1,801.4		1,727.2		1,467.1		1,069.8		1,118.8
Total liabilities and shareholders’ equity	U.S.$	1,188.4	Ps.	4,516.1	Ps.	4,256.3	Ps.	4,059.0	Ps.	3,764.9	Ps.	3,884.0

	Year ended December 31,
	2009				2008		2007		2006		2005
	(in millions)
Cash flow data
Argentine GAAP
Operating activities:
Net income (loss)	U.S.$	23.8	Ps.	90.6	Ps.	123.1	Ps.	122.5	Ps.	293.1	Ps.	(149.6)
Adjustment to reconcile net income (loss) to net cash flows provided by (used in) operating activities:
Depreciation of property, plant and equipment		46.2		175.4		170.3		174.4		179.0		178.4
Retirement of property, plant and equipment		0.7		2.8		1.9		1.1		0.7		0.9
Gain on extinguishment of former debt		—		—		—		—		(179.2)		—

Gain from investments in affiliated parties		—		—		—		(0.1)		(0.1)		—
Loss (Gain) from investments		6.9		26.4		(4.3)		(8.5)		—		—
Adjustment to present value of notes		1.4		5.2		8.5		21.5		(57.1)		—
(Gain) Loss from the purchase and redemption of notes		(21.4)		(81.4)		(93.6)		10.2		—		—
Adjustment to present value of the repurchased and redeemed notes		—		—		—		8.6		—		—
Exchange differences, interest and penalties on loans		47.0		178.6		232.7		69.5		49.1		139.0
Supplies recovered from third parties		—		—		—		—		(5.8)		—
Increase in trade receivables due to the unbilled portion of the retroactive tariff increase		—		—		—		(171.3)		—		—
Recovery of the accrual for tax contingencies		(9.3)		(35.5)		—		—		—		—
Income tax		20.9		79.3		61.2		125.0		(167.2)		—
Allowance for doubtful accounts		3.5		13.5		17.1		—		—		—
Reversal of the allowance for doubtful accounts		(7.1)		(26.9)		(24.0)		—		—		—
Allowance for other doubtful accounts		0.9		3.3		1.7		—		—		—
Adjustment to net present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Buenos Aires		(0.9)		(3.4)		(13.5)		29.6		—		—
Changes in operating assets and liabilities:
Decrease (Increase) in trade receivables (net of the unbilled portion of the retroactive tariff increase)		12.7		48.1		(49.5)		(36.9)		(39.0)		(37.1)
Net decrease (increase) in other receivables		1.4		5.3		(33.4)		(8.4)		(23.1)		(27.2)
(Increase) Decrease in supplies		(1.0)		(3.9)		7.4		(18.4)		1.4		(5.4)
Increase in trade accounts payable		4.0		15.2		27.8		52.7		67.1		54.4
Increase in salaries and social security taxes		7.2		27.2		50.3		12.9		25.2		4.5
(Decrease) Increase in taxes		(15.0)		(56.9)		26.4		22.5		(5.7)		23.6
Increase in other liabilities		62.9		239.1		78.1		17.7		91.7		36.8
Net increase in accrued litigation		2.8		10.6		15.1		16.2		9.5		7.7
Financial interest paid, net of interest capitalized		(20.2)		(76.8)		(62.7)		(25.5)		(26.7)		(46.5)
Financial and commercial interest collected		8.5		32.2		6.9		11.6		2.2		2.0
Net cash flow provided by operating activities		175.8		668.0		547.5		427.2		215.0		181.5
Investing activities:
Additions of property, plant and equipment		(106.4)		(404.2)		(325.4)		(336.9)		(179.7)		(124.5)
Net cash flow used in investing activities		(106.4)		(404.2)		(325.4)		(336.9)		(179.7)		(124.5)
Financing activities:
Decrease (Increase) in current and non-current investments		3.6		13.6		(67.9)		—		—		—
Net Decrease in loans		(46.2)		(175.4)		(122.9)		(203.6)		(310.8)		—
Capital increase		—		—		—		181.8		—		—
Treasury Shares		—		—		(6.1)		—		—		—
Net cash flows used in financing activities		(42.6)		(161.8)		(196.9)		(21.8)		(310.8)		—
Cash variations:
Cash and cash equivalents at beginning of year	U.S.$	33.3	Ps.	126.4	Ps.	101.2	Ps.	32.7	Ps.	308.1	Ps.	251.1
Cash and cash equivalents at end of the year		60.1		228.4		126.4		101.2		32.7		308.1
Net increase (decrease) in cash and cash equivalents		26.8		102.0		25.2		68.5		(275.5)		57.0

	Year ended December 31,
	2009	2008	2007	2006	2005

Operating data
Argentine GAAP
Energy sales (in GWh):
Residential	7,344	7,545	7,148	6,250	5,819
Small Commercial	1,470	1,530	1,485	1,433	1,387
Medium Commercial	1,565	1,597	1,552	1,446	1,354
Industrial	3,204	3,277	3,628	3,364	3,195
Wheeling system(1)	3,622	3,700	3,111	3,211	2,984
Others:
Public Lighting	644	644	643	650	642
Shantytowns	351	304	301	261	279
Others(2)	19	19	18	18	17
Customers (in thousands)(3)	2,605	2,537	2,490	2,445	2,404
Energy losses (%)	11.9%	10.8%	11.6%	11.1%	11.0%
MWh sold by employee	6,936.1	7,392.8	7,230.6	6,736.6	6,395.9
Customers per employee	978	997	998	982	971

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

EXCHANGE RATES

From April 1, 1991 until the end of 2001, the Convertibility Law established a fixed exchange rate under which the Central Bank was obliged to sell U.S. Dollars at a fixed rate of one Peso per U.S. Dollar.  On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, formally putting an end to the regime of the Convertibility Law and abandoning over ten years of U.S. Dollar-Peso parity.  The Public Emergency Law grants the executive branch of the Argentine government the power to set the exchange rate between the Peso and foreign currencies and to issue regulations related to the foreign exchange market.  The Public Emergency law has been extended until December 31, 2011.  For a brief period following the end of the Convertibility Regime, the Public Emergency Law established a temporary dual exchange rate system.  Since February 2002, the Peso has been allowed to float freely against other currencies.

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

	Low	High	Average		Period End
	(Pesos per U.S. Dollar)
Year ended December 31,
2005	2.86	3.04	2.92	(1)	3.03
2006	3.03	3.11	3.07	(1)	3.06
2007	3.06	3.18	3.12	(1)	3.15
2008	3.01	3.47	3.16	(1)	3.45
2009	3.45	3.88	3.73	(1)	3.80

Month
December 2009	3.79	3.82	3.80	(2)	3.80
January 2010	3.79	3.83	3.80	(2)	3.83
February 2010	3.83	3.86	3.85	(2)	3.86
March 2010	3.86	3.88	3.86	(2)	3.88
April 2010	3.86	3.89	3.88	(2)	3.89
May 2010(3)	3.89	3.91	3.90	(2)	3.90

Source: Banco Nación
(1)	Represents the average of the exchange rates on the last day of each month during the period.
(2)	Average of the lowest and highest daily rates in the month.
(3)	Represents the corresponding exchange rates from May 1 through May 26.

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

The global financial crisis and unfavorable credit and market conditions that commenced in 2007 have affected and could continue to negatively affect the Argentine economy and may negatively affect our liquidity, customers, business, and results of operations

The ongoing effects of the global credit crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations, an impact that is likely to be more severe on an emerging market economy, such as Argentina.  The effect of this current economic crisis on our customers and on us cannot be predicted.  Weak economic conditions could lead to reduced demand for energy, which could have a negative effect on our revenues.  In addition, our ability to access the credit or capital markets may be restricted at a time when we would need financing, which could have an impact on our flexibility to react to changing economic and business conditions.  For these reasons, any of the foregoing factors or a combination of these factors could have an adverse effect on our results of operations and financial condition and cause the market value of our ADSs to decline.

Argentina’s economic recovery since the 2001 economic crisis may not be sustainable in light of current economic conditions, and any significant decline could adversely affect our financial condition

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis.  Although the economy has recovered significantly since the 2001 crisis, uncertainty remains as to the sustainability of economic growth and stability.  Although Argentina’s economy continued to grow in 2009, growth occurred at a less rapid pace than in the previous six years, due to the economic slowdown that started in the last quarter of 2008 and that continued into 2009. Sustainable economic growth is dependent on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable and relatively low rate of inflation.

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

A return to a high inflation environment may have adverse effects on the Argentine economy, which could, in turn, have a material adverse effect on our results of operations

According to data published by the Instituto Nacional de Estadística y Censos (National Statistics and Census Institute, or INDEC), the rate of inflation  reached 7.7% in 2009, 7.2% in 2008 and 8.5% in 2007. Over the course of the past several years, the Argentine government has implemented several programs to control inflation and monitor prices for most relevant goods and services.  These government actions included price support arrangements agreed to by the Argentine government and private sector companies in several industries and markets.

Despite the relatively flat rate of change in inflation in the past two years, uncertainty surrounding future inflation and the current economic situation could slow economic recovery.  In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that permit growth.  A return to a high inflation environment would also undermine Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation, with the same negative effects on the level of economic activity.  In turn, a portion of the Argentine debt is adjusted by the Coeficiente de Estabilización de Referencia (Stabilization Coefficient, or CER Index), a currency index, which is strongly related to inflation.  Therefore, any significant increase in inflation would cause an increase in the external debt and consequently in Argentina’s financial obligations, which could further exacerbate the stress on the Argentine economy.  A high inflation environment could also temporarily undermine our results of operations as a result of a lag in cost adjustments, and we may be unable to adjust our tariffs accordingly.  In addition, a return to high inflation would undermine the confidence in Argentina’s banking system in general, which would further limit the availability of domestic and international credit to businesses, which could adversely affect our ability to finance our working capital needs on favorable terms, and adversely affect our results of operations.

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

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth, and consequently, may affect our business, results of operations and prospects for growth

In 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001.  The Argentine government announced that as a result of the restructuring, it had approximately U.S. $126.6 billion in total outstanding debt remaining.  Of this amount, approximately U.S. $19.5 billion correspond to defaulted bonds owned by creditors who did not participate in the restructuring of the external financial debt.  Some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future.  Additionally, foreign shareholders of several Argentine companies, including public utilities and a group of bondholders that did not participate in the sovereign restructuring, have filed claims totaling approximately U.S. $17.0 billion before the International Centre for Settlement of Investment Disputes (ICSID) alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party.  To date, ICSID has rendered decisions against Argentina in eight of these cases, requiring the Argentine government to pay U.S. $913 million plus interest in claims and legal fees.  In 2009, three groups of bondholders that declined to participate in the restructuring of the external public debt presented claims before ICSID totaling over U.S. $4.4 billion.

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

Exchange controls, transfer restrictions and other policies of the Argentine government have limited and can be expected to continue to limit the availability of international and local credit or otherwise adversely affect our business

In 2001 and the first half of 2002, Argentina experienced a massive withdrawal of deposits from the Argentine financial system in a short period of time, which precipitated a liquidity crisis within the Argentine financial system and prompted the Argentine government to impose exchange controls and restrictions on the ability of depositors to withdraw their deposits.  These restrictions have been substantially eased; however, in June 2005 the Argentine government adopted various other rules and regulations that established restrictive controls on capital inflows.  See “Item 10. Additional Information—Exchange Controls.”   In the event of a future shock, the Argentine government could impose further exchange controls or restrictions on the movement of capital and take other measures that could limit our ability to access international capital markets, impair our ability to make dividend payments abroad or adversely affect our business and results of operations, which may adversely affect the market value of our ADSs and Class B common shares.

In recent years a significant portion of the local demand for debt of Argentina companies has come from the private Argentine pension funds.  In response to the global economic crisis, in December 2008, the Argentine Congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (National Social Security Agency, or ANSES) and eliminating the retirement savings system previously administered by private pension funds.  In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES.  It is difficult to evaluate the real impact of this measure, but after these changes the demand for local debt in Argentina has been negatively affected.  A significant decrease in the demand for local debt could have an adverse impact on our ability to raise capital to refinance our indebtedness or finance capital expenditures, which may adversely affect the market value of our ADSs and Class B common shares.

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

Furthermore, the Argentine economy may be affected by events in developed economies which are trading partners or that impact the global economy.  Economic conditions and credit availability in Argentina  were affected by an economic and banking crisis in the United States in 2008 and 2009.  When the crisis began, major financial institutions suffered considerable losses, investor confidence in the global financial system was shaken and various financial institutions required government bailouts or ceased operations altogether.  The deterioration in any area of the global economy, as well as the economic conditions in our principal regional partners, including the members of Mercosur, could have an adverse material effect on the Argentine economy and, indirectly, on our business, financial condition and results of operations.

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

Electricity demand has grown significantly in recent periods and may be affected by recent or future tariff increases, which could lead distribution companies, such as us, to record lower revenues

During the 2001 economic crisis, electricity demand in Argentina decreased due to the decline in the overall level of economic activity and the deterioration in the ability of many consumers to pay their electricity bills.  Despite the decline in the electricity demand registered in 2009,  in the years following the economic crisis of 2001 electricity demand has experienced significant growth, increasing an estimated average of approximately 5.8% per annum from 2003 through 2008.  This increase in demand reflects the relative low cost, in real terms, of electricity to consumers due to the freeze of distribution margins and the elimination of the inflation adjustment provisions in distribution concessions coupled with the devaluation of the Peso and inflation.  The executive branch of the Argentine government granted temporary increases in distribution margins, and we are currently negotiating further increases and adjustments to our tariff schemes with the Argentine government.  Although the increases in electricity distribution margins, which increased the cost of electricity to residential customers, have not had a significant negative effect on demand, we cannot make any assurances that these increases or any future increases in the relative cost of electricity (including increases on tariffs for residential users) will not have a material adverse effect on electricity demand or a decline in collections from customers which, in turn, may lead electricity distribution companies, such as us, to record lower revenues and results of operations than currently anticipated, and may have a material adverse effect on the market value of our ADSs and Class B common shares.

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

We may not be able to adjust our tariffs to reflect increases in our distribution costs in a timely manner, or at all, which may have a material adverse effect on our results of operations

The Adjustment Agreement currently contemplates a cost adjustment mechanism for the transition period during which the RTI is being conducted.  This mechanism, known as the Cost Monitoring Mechanism (CMM), requires the ENRE to review our actual distribution costs every six months (in May and November of each year) and adjust our distribution margins to reflect variations of 5% or more in our distribution cost base.  We may also request that the ENRE apply the CMM at any time that the variation in our distribution cost base is at least 10% or more.  Any adjustments, however, are subject to the ENRE’s assessment of variations in our costs, and we cannot guarantee that the ENRE will approve adjustments that are sufficient to cover our actual incremental costs.  In the past, even when the ENRE has approved adjustments to our tariffs, there has been a lag from when we actually experience increases in our distribution costs and when we receive increased revenues following the corresponding adjustments to our distribution margins pursuant to the CMM.  Despite the adjustment we were granted under the CMM in October 2007 and July 2008, we cannot make assurances that we will receive similar adjustments in the future. As of the date of this annual report we have requested four increases under the CMM that are still subject to ENRE´s review.  If we are not able to recover all of these incremental costs or there is a significant lag time between when we incur the incremental costs and when we receive increased revenues, we may experience a decline in our results of operations, which may have a material adverse effect on the value of our ADSs and Class B common shares.

Our tariff adjustments may be subject to challenge by Argentine consumer and other groups

In November 2006, two Argentine consumer associations, Asociación Civil por la Igualdad y la Justicia (Civil Association for Equality and Justice, or ACIJ) and Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria (Consumers’ Cooperative for Community Action), brought an action against us and the Argentine government before a federal administrative court seeking to block the ratification of the adjustment of our tariffs on the grounds that the approval mechanism was unconstitutional.  Because the court dismissed these claims and ruled in our favor, in April 2008, the ACIJ filed another complaint challenging the procedures utilized by the Argentine congress in approving these adjustments.  In addition, in January 2009, the defensor del pueblo (Public Ombudsman) filed a complaint opposing the October 2008 adjustment to our tariffs, and naming us as a third-party defendant.  On January 27, 2009, the ENRE notified us of a preliminary injunction, as a result of the Ombudsman’s claim, pursuant to which we were ordered to refrain from cutting the energy supply to customers challenging the October 2008 tariff increase until a decision is reached with respect to the claim.  We and the Argentine government have appealed the injunction several times, the resolution of which is still pending as of the date of this annual report.  See “Item 8.  Financial Information—Legal Proceedings—Distribution—Proceedings challenging the renegotiation of our concession.”  We cannot make assurances regarding how these complaints will be resolved nor can we make assurances that other actions or requests for injunctive relief will not be brought by these or other groups seeking to reverse the adjustments we have obtained or to block any further adjustments to our distribution tariffs.  If these legal challenges are successful and prevent us from implementing tariff adjustments granted by the Argentine government, we could face a decline in collections from distribution customers, and a decline in our results of operations, which may have a material adverse effect on our financial condition and the market value of our ADSs and our Class B common shares.

We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our results of operations

We operate in a highly regulated environment and have been and in the future may continue to be subject to significant fines and penalties by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply.  After 2001, the amount of fines and penalties imposed on our company has increased significantly, which we believe is mainly due to the economic and political environment in Argentina following the recent economic crisis.  Although the Argentine government has agreed to forgive a significant portion of our accrued fines and penalties pursuant to the Adjustment Agreement and to allow us to repay the remaining balance over time, this forgiveness and repayment plan is subject to a number of conditions, including compliance with quality of service standards, reporting obligations and required capital investments.  As of December 31, 2009, our accrued fines and penalties totaled Ps. 377.5 million (taking into account our adjustment to fines and penalties following the ratification of the Adjustment Agreement).  If we fail to comply with any of these requirements, the Argentine government may seek to obtain payment of these fines and penalties by our company.  In addition, we cannot make assurances that we will not incur material fines in the future, which could have a material adverse effect on our results of operations.

If we are unable to control our energy losses, our results of operations could be adversely affected

Our concession does not allow us to pass through to our customers the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by our concession, which is, on average, 10%.  As a result, if we experience energy losses in excess of those contemplated by our concession, we may record lower operating profits than we anticipate.  Prior to the economic crisis in 2001, we had been able to reduce the high level of energy losses experienced at the time of the privatization to the levels contemplated (and reimbursed) under our concession.  However, during the economic crisis and during the year ended December 31, 2009, our level of energy losses, particularly our non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, with it, the number of delinquent accounts and fraud.    Our energy losses amounted to 11.9% in 2009.  We cannot make assurances that our energy losses will not grow in future periods, which may lead us to have lower margins and could adversely affect our results of operations and financial condition.

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

In 2009, the fines and penalties imposed on us by the ENRE amounted to Ps. 58.5 million, which represented 2.8% of our energy sales.  See “Item 4. Information on the Company—Our concession—Fines and penalties.”

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

We employ a largely unionized labor force and could be subject to an organized labor action

As of December 31, 2009, approximately 81% of our employees were union members and we have had an agreement in place with the two unions representing our employees since 1995.  Although our relations with unions are currently stable, we cannot make assurances that we will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues, especially in light of the social tensions generated in Argentina by the economic crisis.  We cannot make assurances that we will be able to negotiate salary agreements on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process.

We might incur material labor liabilities in connection with our outsourcing

We have outsourced a number of activities related to our business to third party contractors in order to maintain a flexible cost base that allows us both to maintain a lower cost base and respond more quickly to changes in our market.  We had approximately 3,611 third-party employees under contract with our company as of December 31, 2009.  Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.  If we are not able to prevail in any of these proceedings, we might be forced to incur material labor liabilities, which may have an adverse effect on our results of operations.

We currently are not able to effectively hedge our currency risk in full and, as a result, a devaluation of the Peso may have a material adverse effect on our results of operations and financial condition

Our revenues are collected in Pesos pursuant to tariffs that are not indexed to the U.S. Dollar, while a significant portion of our existing financial indebtedness is denominated in U.S. Dollars, which exposes us to the risk of loss from devaluation of the Peso.  We currently seek to hedge this risk in part by converting a portion of our excess cash denominated in Pesos into U.S. Dollars and investing those funds outside Argentina, as permitted by applicable Argentine Central Bank regulations, entering in currency forward contracts, but we continue to have substantial exposure to the U.S. Dollar.  We cannot make assurances that the Argentine government will continue to allow us to access the market to acquire U.S. Dollars in the manner we have done so to date.  Although we may also seek to enter into further hedging transactions to cover all or a part of our remaining exposure, we have not been able to hedge all of our exposure to the U.S. Dollar on terms we consider viable for our company.  If we continue to be unable to effectively hedge all or a significant portion of our currency risk exposure, a devaluation of the Peso may significantly increase our debt service burden, which, in turn, may have a material adverse effect on our financial condition and results of operations.  See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Our insurance may not be sufficient to cover certain losses

As of December 31, 2009, our physical assets are insured for up to U.S. $562.5 million.  However, we do not carry insurance coverage for losses caused by our network or business interruption, including loss of our concession.  Although we believe that our insurance coverage is commensurate with standards for the international electricity distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss.  If an accident or other event occurs that is not covered by our current insurance policies, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our results of operations and financial condition.

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

We believe we are the largest electricity distribution company in Argentina and one of the largest in Latin America in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2009.  We hold a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately seven million people.  As of December 31, 2009, we served 2,604,612 customers.  The following table shows the percentage of the electricity produced and sold by generating companies that was purchased by us in the periods indicated:

	Demand (GWh)
	Wholesale Electricity Market(1)	Edenor Demand(2)	Edenor Demand as a % of Wholesale Electricity Market
2009	104,592	20,676	19.8%
2008	105,959	20,863	19.7%
2007	102,950	20,233	19.7%

Source: Compañía Administradora del Mercado Mayorista Eléctrico, S.A. (CAMMESA)
(1)	Includes demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).
(2)	Calculated as electricity purchased by us and our wheeling system customers.

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

In 2009, the Argentine government completed construction and began operation of two new 800 MW combined cycle generators constructed as part of the government’s effort to increase energy supply.    The costs of construction were financed with net revenues of generators derived from energy sales in the spot market and through specific charges from CAMMESA applicable to large users.  These funds had been deposited in the Fondo de Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (Fund for Investments Required to Increase Electricity Supply in the Wholesale Electricity Market, or FONINVEMEM).

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

This resolution helped us to mitigate the risk of energy shortages due to a lack of electricity generation.  See “Business—Our concession—Our obligations.”

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

Generators

According to a recent report issued by CAMMESA, there are 62 generation companies and 17 auto generation companies, in Argentina, most of which operate more than one generation plant.  As of December 31, 2009, Argentina’s installed power capacity was 31,625 MW.  Of this amount, 54% was derived from thermal generation, 42% from hydraulic generation and 4% from nuclear generation.  Private generators participate in CAMMESA through the Asociación de Generadores de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Generators, or AGEERA), which is entitled to appoint two acting and two alternate directors of CAMMESA.

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

Seasonal Prices

The emergency regulations also made significant changes to the seasonal prices charged to distributors in the wholesale electricity market, including the implementation of a pricing ladder organized by level of customer consumption (which varies depending on the category of customer) charged by CAMMESA to distributors at a price significantly below the spot price charged by generators.  According to the current regulatory framework, the ENRE is required to adjust the seasonal price charged to distributors in the wholesale electricity market every six months.  However, between January 2005 and November 2008, the ENRE failed to make these adjustments.  In November 2008, the ENRE passed Resolution 628/08 establishing a new distribution tariff as from October 1, 2008 and modified seasonal prices charged to distributors, including the consumption levels that make up the pricing ladder.

On August 14, 2009, ENRE adopted Resolution No. 433/2009 approving two tariff charts to be applied by Edenor. The first one applied retroactively for the period from June 1, 2009 to July 31, 2009. The second rate chart was effective for the period from August 1, 2009 to September 30, 2009. These charts were based on the new subsidized seasonal prices set forth Resolution No. 652/09 issued by the Secretary of Energy. The new price charts aimed at reducing the impact of increased winter electrical energy consumption on the invoicing of residential customers with bi-monthly consumption exceeding 1,000 kWh. The modification to the ENRE rate charts did not have any effect on our VAD.  The ENRE also instrumented us to break down the floating charges of all invoices into the amounts subsidized and not subsidized by the Argentine government.

As of October 1, 2009, the tariff chart of October 2008 was reinstated pursuant to ENRE Resolution No. 628/2008. The floating charge of all invoices continues to be broken down into the amounts subsidized and not subsidized by the Argentine Government.

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

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund.  As of December 31, 2009, the stabilization fund deficit totaled approximately Ps. 24,000 million.  This deficit has been financed by the Argentine government through loans to CAMMESA and with FONINVEMEM funds, but these continue to be insufficient to cover the differences between the spot price and the seasonal price.

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

On November 20, 2008, the Argentine Congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (National Social Security Agency, or ANSES) and eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES.  As of March 5, 2010, ANSES hold 229,125,205 of our Class B shares, representing 25.3% of our capital stock.

BUSINESS OVERVIEW

Our strengths

We believe our main strengths are the following:

•
We believe we are the largest electricity distributor in Argentina in terms of number of customers and electricity sold (both in GWh and in pesos) in 2009.  We serve the largest number of electricity customers in Argentina, which at December 31, 2009 amounted to 2,604,612 customers.  Our electricity purchases, used to meet customer demand in our service area, accounted for approximately 19.8% of total electricity demand in the country in 2009.  As a result of being the largest electricity distributor in Argentina in terms of volume and customers, we have strong bargaining power with respect to many of our operating expenses, including salaries, and benefit from economies of scale.  We also actively participate in industry decision making bodies and are working closely with the Argentine government to address Argentina’s current energy challenges.

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

•
We have substantial experience in the operation of electricity distribution systems with strong operating performance and efficiency for the characteristics of our concession area.  We have substantial experience in the operation of electricity distribution systems and have received multiple ISO certifications on our commercial, technical and administrative processes, including on the quality of our services and safety and environmental standards.  We were declared by the ENRE a self-operating business in 1997, which means we are not required to have a strategic operator conduct our business and allows us to act as an operator in other electricity businesses.  We believe that our energy losses are low compared to other electricity distribution companies in Latin America.  In addition, we have maintained what we believe are optimal levels of operating efficiency, with 978 customers per employee and 6,936.1 MWh sold per employee in 2009.

•
We have a well-balanced capital structure.  As of December 31, 2009, our financial debt amounted to U.S. $208.0 million, including U.S. $196.6 million principal amount of notes.  We have continued to strengthen our capital structure during 2009 acquiring through market purchases U.S. $32.2 million principal amount of Fixed Rate Par Notes due 2016 and U.S. $53.8 million principal amount of Senior Notes due 2017.

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

Our strategy

Our goal is to continue to serve the strong demand in our concession area, while maximizing profitability and shareholder value.  We are seeking to realize this goal through the following key business strategies:

•
Complete our tariff renegotiation process.  On November 12, 2009, we submitted our tariff proposal to ENRE's Board of Directors in response to the ENRE’s request as part of the integral tariff revision process.  Our integral tariff proposal includes, among other factors, a recalculation of the compensation we receive for our distribution services based on a revision of our asset base and rate of return. Furthermore Our proposal presented the ENRE with three options for the revised tariff scheme based on three different scenarios and each of which implementation of the tariff increase in three equal semiannual installments.

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

Pursuant to the Adjustment Agreement, the Argentine government granted us an increase of 28% in our distribution margin, which is effective retroactively as of November 1, 2005.  The Adjustment Agreement is intended to apply transitionally until we complete the RTI with the ENRE in accordance with the terms of the Adjustment Agreement.  See “Item 5. Operating and Financial Review and Prospects —Factors affecting our results of operations—Tariffs.” In addition, because the Adjustment Agreement is effective retroactively as of November 1, 2005, the ENRE applied the CMM retroactively in each of May and November 2006, the dates in each year on which the ENRE is required to apply the CMM.  In the May 2006 CMM, the ENRE determined that our distribution cost base increased by 8.032% (compared to the distribution cost base recognized in the Adjustment Agreement), and, accordingly, approved an equivalent increase in our distribution margin effective May 1, 2006.  This increase, when compounded with the 28% VAD increase granted under the Adjustment Agreement, results in an overall 38.3% increase in our distribution margins charged to our non-residential customers.  Also on February 13, 2007, the ENRE authorized us to bill our clients (excluding residential clients) the retroactive portion of the 38.3% increase (corresponding to the period from November 2005 to January 2007), which amounted to Ps. 218.6 million and which we have continued to invoice in 55 monthly installments since February 2007.  As of December 31, 2009, we had invoiced Ps. 149.4 million of the total amount.

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

Furthermore, we requested an additional increase to our distribution margins under the CMM to account for fluctuations in the distribution cost base for the period from November 2007 to April 2008, in comparison to the distribution cost base recognized by the CMM in November 2007.  In 2008, the ENRE adopted Note No 81.399, which authorized a 5.791% increase under the CMM.  As of the date of this annual report, the ENRE has not approved a new tariff scheme including this tariff increase.

As of December 31, 2009, we have submitted to the ENRE three additional requests from CMM adjustments as described in the table below:

Assessment Period	Application Date	CMM Adjustment Requested
May 2008 – October 2008	November 2008	5.684%
November 2008 - April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%

As of the date of this annual report, the ENRE has not responded to these requests.

Although we believe that these increases comply with the terms of the CMM, we cannot assure that the ENRE will grant us these increases in full, or at all, or if granted, that we will be able to bill our customers or otherwise recover these increases from other sources of payment (such as PUREE).

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

We divide our concession area into the following operating territories:

Operating territory	Districts
Morón	Morón, Ituzaingó, Hurlingham, Merlo, Marcos Paz, Las Heras and La Matanza
Norte	Ciudad de Buenos Aires, San Martín and Tres de Febrero
Olivos	Vicente López, San Isidro, San Fernando, Tigre and Escobar
Pilar	Moreno, Gral, Rodríguez, Pilar, Malvinas Argentinas, J.C. Paz and San Miguel

The table below sets forth certain information relating to our operating territories as of and for the period ended December 31, 2009:

Operating territory	Area (km2)	Customers (in thousands)		% of Sales
Morón	1,761	840.6	32.3%	26.6%
Norte	164	811.5	31.2%	32.0%
Olivos	1,624	480.2	18.4%	23.0%
Pilar	1,088	472.3	18.1%	18.4%
Total	4,637	2,604.6	100%	100%

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

The following table sets forth the frequency and duration of interruptions of our service in the periods indicated:

	Year ended December 31,
	2009	2008	2007	2006	2005
Average frequency of interruptions	4.42	4.10	3.47	2.81	3.38
Average duration of interruption (in hours)	8.79	8.31	6.59	5.01	5.10

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

When we entered into the Adjustment Agreement in September 2005, the ENRE granted us a payment plan in respect of approximately Ps. 116 million of our accrued fines and penalties and agreed, subject to the condition that we meet the quality standards and capital expenditure requirements specified in the Adjustment Agreement, to forgive approximately Ps. 58 million of our accrued fines and penalties.  Because the Adjustment Agreement was not ratified until January 2007, we have recalculated the amounts of accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement as well as the amounts subject to forgiveness.  In addition, we were also required to make an adjustment as of December 31, 2006, totaling Ps. 47.0 million to the accrued fines and penalties under the payment plan in order to reflect the increase to our VAD pursuant to the Adjustment Agreement, and we will be required to make further adjustments to our payment plan to reflect the impact of future increases in our distribution margins, including the CMM adjustments.  For the years ended on December 31, 2008 and 2007, we recorded adjustments of Ps. 17.2 million and Ps. 18.1 million, respectively, to reflect CMM adjustments.  We estimate that the ENRE will forgive approximately Ps. 71.4 million of our accrued fines and penalties upon the completion of the RTI, and that we will be required to pay approximately Ps. 306.1 million in accordance with the payment plan provided for in the Adjustment Agreement.  This payment plan allows us to repay these fines and penalties in fourteen semiannual installments commencing after a 180-day grace period from the date the RTI comes into effect.

In 2009, the fines and penalties imposed on us by the ENRE amounted to Ps. 58.5 million, which represented 2.8% of our energy sales.  As of December 31, 2009 our accrued fines and penalties imposed by the ENRE amounted to Ps. 377.5 million.

The following table shows the adjustments to our accruals for potential ENRE fines and penalties, including current fines and penalties and adjustments to past fines due to increases in our tariffs pursuant to the Adjustment Agreement, for the periods specified:

	Year ended December 31,
	(in millions of Pesos)
	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Accruals at beginning of year	331.6	281.4	241.1	169.7	99.3	63.4	49.0	19.0	13.6	17.4
ENRE Fines and Penalties	58.5	34.8	23.9	25.2	72.7	36.0	14.6	31.7	16.4	13.6
Quality of Technical Service	15.0	15.2	7.0	10.4	4.9	4.7	3.2	5.6	5.2	4.0
Quality of Technical Product	3.1	3.0	0.9	0.6	1.1	6.9	6.5	5.5	2.9	2.9
Quality of Commercial Service	2.4	1.6	1.1	1.2	—	1.2	0.5	1.5	1.7	0.9
Public Safety	34.0	11.6	10.3	6.7	25.4	10.9	2.0	4.9	4.2	6.3
Transport Technical Function	0.3	0.3	0.2	0.4	—	0.2	0.2	0.2	—	0.3
Reporting Violations	3.7	3.1	4.4	5.6	33.7	12.2	1.7	4.9	1.9	(0.2)
Others	—	—	—	0.2	7.5	—	0.4	9.0	0.5	(0.5)
Less: Paid during period:
Quality of Technical Service	—	—	—	—	1.6	—	—	0.9	3.3	5.6
Quality of Technical Product	—	—	—	—	—	—	—	—	2.3	4.2
Quality of Commercial Service	3.7	—	1.5	0.4	0.1	0.1	0.1	0.3	1.4	1.0
Public Safety	8.9	1.8	—	—	—	—	—	—	2.1	6.1
Transport Technical Function	—	—	0.1	0.3	—	—	0.1	0.3	0.2	0.5
Others	—	—	—	—	0.6	—	—	—	1.8	—
Total paid during period	12.6	1.8	1.7	0.7	2.4	0.1	0.2	1.6	11.1	17.4
Plus: Adjustment to fines and penalties pursuant to the ratification of the Adjustment Agreement	—	17.2	18.1	47.0	—	—	—	—	—	—
Accruals at year-end	377.5	331.6	281.4	241.1	169.7	99.2	63.4	49.0	19.0	13.6

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

Our network

As of December 31, 2009, the system through which we supply electricity was composed of 70 Sub-Stations of high/high voltage, high/high/medium voltage, high/medium voltage, representing 13,404 MVA of transformer capacity and 1,365 kilometers of high-voltage power lines 220 kV and 132 kV.  The distribution system of medium/low voltage was comprised of 14,879 transformers of medium/low voltage, representing 5,643 MVA of transformer capacity, 9,191 kilometers of medium-voltage power lines 33 and 13.2 kV and 24,761 kilometers of low-voltage power lines 380 V.

The following table provides certain information concerning our transmission and distribution system as of the dates presented:

	At December 31,
	2009	2008	2007
Kilometers of transmission lines
High voltage	1,365	1,364	1,338
Medium voltage	9,191	8,890	8,806
Low voltage	24,761	24,445	23,910
Total	35,317	34,699	34,054

Transformer capacity (MVA)
High voltage/high voltage	7,048	7,048	7,128
High voltage/medium voltage	6,356	6,106	5,866
Medium voltage/low voltage and medium voltage/medium voltage	5,643	5,369	5,136
Total	19,047	18,523	18,130

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

Systems

In 2009, we have been working on the following projects:

•
We continued with the implementation of the  CC&B (Customer Care & Billing) software for the complete renewal of our commercial systems. The project began in August 2008 and is scheduled to conclude in the first half of 2011;

•	In August 2009, we began in collaboration with Microsoft, the migration of our technological platform, which will allow us to improve our net services, data storage and email.

•	In October 2009, we signed a printer renting contract with Lexmark, which will allow us to replace all our printers unifying our printing services and reducing and rationalizing our related costs.

Customers

The following graph shows the evolution of our customer base through December 31, 2009:

As of December 31, 2009, we served 2,604,612 customers.  We define a “customer” as one meter. We classify our customers pursuant to the following tariff categories:

•	Residential (T1-R1 to R9): residential customers whose peak capacity demand is less than 10kW. In 2009, this category accounted for approximately 40% of electricity sales.

•	Small commercial (T1-G1 and T1-G2): commercial customers whose peak capacity demand is less than 10kW. In 2009, this category accounted for approximately 8% of electricity sales.

•	Medium commercial (T2): customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW. In 2009, this category accounted for approximately 9% of electricity sales.

•
Industrial (T3): industrial customers whose peak capacity demand is equal to or greater than 50kW.  This category is applied to high-demand customers according to the voltage at which each customer is connected.  The voltage ranges included in this category are the following: (i) Low Voltage (LV): voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV.  In 2009, this category accounted for approximately 18% of our electricity sales.  This category does not include customers who purchase their electricity requirements directly through the wholesale electricity market under the wheeling system.

•
Wheeling System: large users who purchase their electricity requirements directly from generation or broker companies through the wholesale electricity market.  These tariffs follow the same structure as those applied under the Industrial category described above.  As of December 31, 2009, the total number of such large users was 636, and in 2009 this category represented approximately 20% of our electricity sales.

•
Others: public lighting (T1-PL) and shantytown customers whose peak capacity demand is less than 10kW.  In 2009, this category accounted for approximately 5% of electricity sales.  See “—Framework agreement (Shantytowns).”

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

Public lighting customers are billed a monthly variable energy charge based on each unit of energy consumed.

The table below shows the number of our customers per category at the dates indicated.

	At December 31,
	2009	2008	2007
Residential	2,271,960	2,206,847	2,162,586
Small commercial	297,070	295,827	292,617
Medium commercial	28,923	28,397	28,676
Industrial	5,628	5,437	5,217
Wheeling system	636	626	569
Other*	395	393	399
Total	2,604,612	2,537,527	2,490,064

*	Represents public lighting and shantytown customers.

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

Our  past due receivables increased from Ps. 31.5 million in 2008 to Ps. 56.0 million in 2009.

This increase in past due receivables was the result of the preliminary injunction that the Ombudsman challenging the October 2008 adjustment to our tariffs received.  The preliminary injunction prohibits us from cutting the supply of energy to customers challenging the October 2008 tariff increase until a decision is reached with respect to the Ombudsman’s claim.  See “Item 8. Financial Information – Legal and Administrative Proceedings – Legal proceedings – Preliminary Injunction of the Ombudsman.”  Although we felt the brunt of the injunction in February and March 2009, it continues to adversely impact our collections.

The following paragraph shows our monthly delinquent balances in 2009:

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

At present, our goal is to maintain our energy losses at an optimal level, taking into account the cost of reducing such losses and the level at which we are reimbursed for the cost of these losses under our concession.  Our procedures for maintaining an optimal level of losses are focused on improving collections to ensure that customers pay for all the energy that they consume and making investments in our network to control technical losses.  To reduce the theft of electricity we have implemented vigilance and special technologies, such as much higher networks that cannot be reached using normal ladders, shields close to the electricity posts, concentric cables, shielded meters and suspension of electricity service, among other remedies.  We are experimenting with other programs including teaching low-income customers how to ration their consumption, providing low-income customers with the option of paying in installments and the installation of 4,800 prepaid meters.  We also plan to encourage, through subsidies, the installation of special low-energy lamps.  A final decision with respect to the implementation of these energy sales measures on a large scale is currently under evaluation by the ENRE.  In addition, the national government has implemented a program through PRONUREE (Programa Nacional de Uso Racional y Eficiente de la Energía) to distribute low energy consumption lamps to our clients through agreements with local municipalities.  In 2008 and 2009, over 2,400,000 of such lamps were distributed to our clients through this program.

The following table illustrates our estimation of the approximate breakdown between technical and non-technical energy losses experienced in our concession area in the last ten years.

	Year ended December 31,
	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Technical losses	9.8%	9.8%	9.6%	8.6%	8.3%	8.1%	8.0%	7.8%	7.5%	7.3%	8.0%
Non-technical losses	2.1%	1.0%	2.0%	2.5%	2.7%	3.4%	4.7%	4.5%	3.6%	2.7%	2.2%
Total losses	11.9%	10.8%	11.6%	11.1%	11.0%	11.5%	12.7%	12.3%	11.1%	10.0%	10.1%

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

In October 2006, we and the Province of Buenos Aires entered into a payment plan agreement with respect to amounts owed to us by the Province of Buenos Aires under the framework agreement with respect to periods prior to 2007.  Pursuant to the payment plan agreement, we submitted a statement of claims owed to us for the service we provided in low-income and shantytown areas between September 2002 and June 2006.  The Province of Buenos Aires verified these claims in accordance with the terms of the framework agreement and began paying these claims in 18 equal consecutive monthly installments.  Furthermore, as part of the payment plan agreement, the Province of Buenos Aires agreed to pay the first six installments of our claims, irrespective of whether verification of such claims had taken place, and to pay any amounts corresponding with the services we provided to low-income areas and shantytowns during the second half of 2006.  We agreed to waive our right to interest accrued on outstanding amounts owed to us under the framework agreement, provided the Province of Buenos Aires complies with its obligations under the payment plan.  As of December 31, 2009, the Government of the Province of Buenos Aires owed us Ps. 2.3 million of the total amount due under this new agreement.

On June 23, 2008, we signed an amendment to the framework agreement with the Argentine government, the Province of Buenos Aires and the other national electric distributors agreeing to extend the framework agreement for four years from January 1, 2007.  The Argentine government ratified the amendment on September 22, 2008 and on June 18, 2009 the Province of Buenos Aires published the ratification of this Addendum in the Official Bulletin of the Province of Buenos Aires,.  Throughout this process, we have continued to supply energy to the shantytowns.  During November and December 2009, we received from the Argentine government payments for a total amount of Ps.20 million. In March and May 2010, we received from the Argentine government payments of Ps.5.0 million and Ps.3.1 million, respectively..

Our receivables for amounts accrued but not yet paid for the supply of energy to shantytowns under the framework agreement amounted to Ps. 54.8 million as of December 31, 2009 and Ps. 49.4 million as of December 31, 2008.

In March 2010, the Company signed with the Government of the Province of Buenos Aires a payment plan agreement with respect to amounts owed to us by the Province of Buenos Aires under the new framework agreement. The Government of the Province of Buenos Aires agreed to pay the amount due through Cancellation Bonds “Bonos de Cancelación de Deuda”. The agreement was signed at referendum of the ratification by the Provincial Executive Power and the Company's Board of Directors. The Company’s managing board ratified the agreement in the meeting held on April 27, 2010. During May 2010, the Company received payments from the Government of the Province of Buenos Aires for Ps.1.6 million in cash and Ps.30.1 million (face value) with Cancellation Bonds.

Insurance

As of December 31, 2009, we are insured for loss or damage to property, including damage due to floods, fires and earthquakes covering amounts up to U.S. $562.5 million, with the following deductibles:

•	transformers, with a deductible of U.S. $100,000 to U.S. $750,000 (depending on the capacity);

•	equipment of sub-stations (not including transformers), with a deductible of U.S. $50,000.

•	commercial offices, with a deductible of U.S. $1,500 for each office.

•	deposits and other properties, with a deductible of U.S. $25,000; and,

•	terrorist acts up to U.S. $10 million, with a deductible of U.S. $50,000.

We maintain customary directors’ and officers’ liability insurance, a civil liability insurance (covering damages to third parties), workmen’s compensation, automobile, life and theft/burglary insurance policies subject to customary deductibles and limitations.  Mandatory life insurance for each employee is maintained in accordance with Argentine law.  Although we do not have business interruption insurance, we consider our insurance coverage to be adequate and in accordance with the standards prevailing for the industry.  See “Item 3. Key Information. Risk Factors—Risks Relating to Our Business—Our insurance may not be sufficient to cover certain losses.”

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

In 2009, Edenor completed the removal of PCBs from all its transformers with cooling oils and emissions exceeding 50 ppm (parts per million).

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

On October 19, 1999, the Instituto Argentino de Normalización (the Argentine Institute of Normalization) certified that we have an Environmental Management System that is in accordance with the requirements of the standards set by the International Standardization Organization (ISO) as specified in its release, ISO 14001, which relates specifically to environmental management systems.  This certification is reaffirmed on an annual basis, most recently as of October 2009.

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

PROPERTY, PLANT AND EQUIPMENT

Our main properties are transmission lines, substations and distribution networks, all of which are located in the northwestern area of the greater Buenos Aires metropolitan area and the northern area of the City of Buenos Aires.  Substantially all of our properties are held in concession to provide the electricity distribution service, which, by nature, is considered to be an essential public service.  In accordance with Argentine legislation and court precedents, assets which are affected to rendering an essential public service are not subject to attachment or attachment in aid of execution and therefore, enforcement of judgments against us may be substantially limited.  The net book value of the property, plant and equipment recorded on our balance sheet as of December 31, 2009 was Ps. 3,482.4 million.  The net book value of the property, plant and equipment recorded on our balance sheet as of December 31, 2008 and 2007 was Ps. 3,256.3 million and  Ps. 3,092.7 million, respectively.

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

The following discussion should be read in conjunction with our audited financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007.  Our audited financial statements have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP.  Note 27 to our audited financial statements included elsewhere in this annual report provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income for the years ended December 31,2009, 2008 and 2007 and shareholders’ equity as of December 31,2009 and 2008.  Our financial statements have not been adjusted for inflation after February 28, 2003, in accordance with Argentine GAAP.  See “Item 3. Key Information—Selected financial data.”

OPERATING RESULTS

We distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers, with a population of approximately seven million people.  Pursuant to our concession, we have the exclusive right to distribute electricity to all users within our concession area, including to wholesale electricity market participants.  At December 31, 2009, we had 2,604,612 customers.

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

If we fail to comply with the obligations under our concession, we may become subject to fines and penalties imposed by the ENRE.  Some of these fines and penalties are payable by granting credits or bonuses to our customers to offset a portion of their electricity charges.  Fines and penalties that are not directly related to our customers, such as fines for public safety violations, are paid directly to the ENRE.  We deducted approximately Ps. 58.5 million in fines and penalties from our revenues in 2009, Ps. 34.8 million in 2008 and Ps. 23.9 million in 2007.  We incurred significantly higher levels of fines and penalties last year, due to an increase in underlying cost of energy factors upon which the fines and penalties are calculated.   In September 2005, we entered into an agreement with the Argentine government, which was formally re-executed in February 2006 and ratified in January 2007, pursuant to which the Argentine government has agreed, subject to certain conditions, to forgive approximately one-third of our accrued and unpaid fines and penalties and grant us a payment plan for the remainder of these fines and penalties, which will be adjusted for future increases in our distribution margins, if any.  See “Item 4. Information on the Company—Our concession —Fines and penalties.”

The following table sets forth the composition of our net sales for the periods indicated:

	Year ended December 31,
	2009		2008		2007
	(in millions of Ps.)
Energy sales (1)	Ps.	2,094.3	Ps.	2,000.8	Ps.	1,972.7
Fines and penalties		(58.5)		(34.8)		(23.9)
Net energy sales		2,035.8		1,966.0		1,948.7
Late payment charges		20.7		17.8		17.1
Connection charges		5.7		3.7		4.0
Reconnection charges		2.0		2.2		1.4
Pole leases		13.7		10.5		10.7
Net sales	Ps.	2,077.9	Ps.	2,000.2	Ps.	1,981.9

(1)
Energy sales for 2007 include the retroactive portion of the February 2007 VAD increase, which amounts in aggregate to Ps. 218.6 million and is being invoiced in 55 consecutive monthly installments.  We began invoicing these installments in February 2007 and, as of December 31, 2009, we had invoiced Ps. 149.4 million of this amount.

The following tables show our energy sales by category of customer (in GWh and in Pesos) for the periods indicated:

	Year ended December 31,
	2009		2008		2007		2006		2005
	(in GWh)
Residential	7,344	40%	7,545	41%	7,148	40%	6,250	38%	5,819	37%
Small commercial	1,470	8%	1,530	8%	1,485	8%	1,433	9%	1,387	9%
Medium commercial	1,565	8%	1,597	9%	1,552	9%	1,446	9%	1,354	9%
Industrial	3,204	18%	3,277	18%	3,628	20%	3,364	20%	3,195	20%
Wheeling system(1)	3,622	20%	3,700	20%	3,111	17%	3,211	19%	2,984	19%
Others:
Public lighting	644	4%	644	3%	643	4%	650	4%	642	4%
Shantytowns	351	2%	304	2%	301	2%	261	2%	279	2%
Others(2)	20	—	19	—	19	—	18	—	17	—
Total	18,220	100%	18,616	100%	17,886	100%	16,632	100%	15,677	100%

(1)
Wheeling charges represent our tariffs for large users, which consist of a fixed charge for recognized technical losses and a charge for our distribution margins but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

(2)	Represents energy consumed internally by our company and our facilities.

	Year ended December 31,
	2009			2008(2)			2007(1)			2006			2005
	(in millions of Pesos)
Residential	Ps.	679.6	32%	Ps.	575.8	30%	Ps.	488.7	29%	Ps.	445.4	32%	Ps.	421.8	32%
Small commercial		322.3	15%		307.7	16%		276.5	16%		202.7	15%		197.2	15%
Medium commercial		335.4	16%		317.4	17%		288.1	17%		216.5	16%		204.1	16%
Industrial		569.2	27%		498.2	26%		481.9	28%		376.8	27%		358.6	27%
Wheeling system(3)		139.2	7%		113.6	6%		84.9	5%		60.7	4%		57.1	4%
Others:
Public lighting		55.3	3%		55.9	3%		55.2	3%		46.9	4%		46.3	4%
Shantytowns and others (4)		(6.7)	0%		47.6	2%		29.1	2%		23.6	2%		26.0	2%
Total	Ps.	2,094.3	100%	Ps.	1,916.2	100%	Ps.	1,704.4	100%	Ps.	1,372.5	100%	Ps.	1,311.0	100%

(1)
Does not include the retroactive portion (Ps. 218.6 million ) of our February 2007 VAD increase, of which we have invoiced Ps. 149.4 million as of December 31, 2009, and the CMM adjustment for the period May 2006 – April 2007, applicable as of May 1, 2007 and collected through PUREE funds, for a total amount of Ps. 49.6 million.

(2)	Does not include CMM adjustment collected through PUREE funds, which amount to Ps. 84.6 million.
(3)
Wheeling charges represent our tariffs for large users, which consist of a fixed charge for recognized energy losses and a charge for our distribution margins but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

(4)	In 2009, shantytown sales totaled Ps. 28.4 million; this amount was adjusted by various accounting changes and changes to rate charts imposed by the ENRE in June and July 2009.

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

In December 2001 Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in government policies.  The crisis and the government’s policies during this period severely affected the electricity sector, as described below.  Although over the following years the Argentine economy has recovered significantly from the crisis and the business and political environment has been largely stabilized, the Argentine government has only recently begun to address the difficulties experienced by the Argentine electricity sector as a result of the crisis and its aftermath.  However, we believe that the current recovery and the recent measures adopted by the Argentine government in favor of the electricity sector, such as incentives for the construction of additional generation facilities and the creation of fiduciary funds to further enhance generation, transmission and distribution of electricity throughout the country, have set the stage for growth opportunities in our industry.

The following table sets forth key economic indicators in Argentina during the years indicated:

	Year ended December 31,
	2009	2008	2007	2006	2005
Real GDP (% change)	1.0	7.0	8.7	8.5	9.2
Nominal GDP (in millions of Pesos)	1,146,258	1,038,188	812,456	654,413	531,939
Real Consumption (% change)	1.1	6.7	8.8	7.4	8.5
Real Investment (% change)	(7.6)	9.0	13.6	18.2	22.7
Industrial Production (% change)	0.4	5.0	7.6	8.9	7.5
Consumer Price Index	7.7	7.2	8.5	9.8	12.3
Nominal Exchange Rate (in Ps. /U.S.$ at year end)	3.80	3.45	3.15	3.06	3.04
Exports (in millions of U.S.$)	55,750	70,589	55,933	46,569	40,013
Imports (in millions of U.S.$)	38,771	55,413	44,780	34,159	28,692
Trade Balance (in millions of U.S.$)	16,979	13,176	11,153	12,410	11,321
Current Account (% of GDP)	2.8	2.5	2.7	3.6	2.9
Reserves (in millions of U.S.$)	46,355	46,383	46,176	32,037	28,077
Tax Collection (in millions of Pesos)	304,930	269,375	199,781	150,008	119,252
Primary Surplus (in millions of Pesos)	17,286	32,529	25,719	23,156	19,661
Public Debt (% of GDP at December 31) *	46.4	48.5	55.9	64.6	71.7
Public Debt Service (% of GDP)	5.4	4.9	5.8	5.1	5.4
External Debt (% of GDP at December 31)	40.6	39.2	47.9	51.5	62.9

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

In 2009, after six years of robust and continuous growth, the Argentina economy, according to official indicators, grew by only 1%, and according to private indicators, contract by 3.5%.  The Central Bank, reacting to local uncertainty and a bleak global economic environment, adopted policies aimed at avoiding a financial collapse.  Specifically, the Central Bank sought to stabilize the exchange market.  Although the interest rates increased at specific moments during the course of the year, the exchange market did remain relatively stable throughout.

By the second quarter of 2009, due to improvements in the global economy and the relative stability of the domestic financial markets, the Argentine economy began to recover.

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

On August 14, 2009, ENRE adopted Resolution No. 433/2009 approving two tariff charts to be applied by Edenor. The first one applied retroactively for the period from June 1, 2009 to July 31, 2009. The second rate chart was effective for the period from August 1, 2009 to September 30, 2009. These charts were based on the new subsidized seasonal prices set forth Resolution No. 652/09 issued by the Secretary of Energy. The new price charts aimed at reducing the impact of increased winter electrical energy consumption on the invoicing of residential customers with bi-monthly consumption exceeding 1,000 kWh. The modification to the ENRE rate charts did not have any effect on our VAD.  The ENRE also instrumented usto break down the floating charges of all invoices into the amounts subsidized and not subsidized by the Argentine government.

As of October 1, 2009, the tariff chart of October 2008 was reinstated pursuant to ENRE Resolution No. 628/2008. The floating charge of all invoices continues to be broken down into the amounts subsidized and not subsidized by the Argentine Government.

 Upon the ratification of the Adjustment Agreement, we again were allowed to charge our non-residential customers for increases in regulatory charges.  As part of the RTI, we also expect we will be able to bill residential customers for accrued amounts under these increases, which we were not permitted to do under the Adjustment Agreement.

We purchased a total of 17,040 GWh in 2009, 17,169 GWh in 2008 and 17,122 GWh in 2007 (excluding wheeling system demand).  Until 2004, we purchased a portion of our energy needs under long-term supply contracts.  Following the adoption of certain amendments to the pricing rules applicable to the wholesale electricity market pursuant to the Public Emergency Law, however, we currently purchase all of our energy supply in the wholesale electricity market at the spot price.  We have not purchased any energy under long-term supply contracts since 2004 and we do not anticipate making any material purchases of energy in the term market in the near future.

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

At the time of our privatization, our total energy losses represented approximately 30% of our energy purchases, of which more than two thirds were non-technical losses attributable to fraud and illegal use of our service.  Beginning in 1992, we implemented a loss reduction plan (plan de disciplina del mercado, or market discipline plan) that allowed us to gradually reduce our total energy losses to 10.0% by 2000, with non-technical losses of 2.7%.  However, beginning in mid-2001 and up until 2004, we experienced an increase in our non-technical losses, as the economic crisis eroded the ability of our customers to pay their bills, and in our technical losses in proportion with the increased volume of energy we supplied during those periods.  Our total losses amounted to 11.6% in 2007, 10.8% in 2008 and 11.9% in 2009.

The following table sets forth the approximate breakdown between technical and non-technical energy losses experienced in our concession area over the periods indicated:

	Year ended December 31,
	2009	2008	2007
Technical losses	9.8%	9.8%	9.6%
Non-technical losses	2.1%	1.0%	2.0%
Total losses	11.9%	10.8%	11.6%

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

The ENRE also authorized us to charge our non-residential customers the retroactive portion of these tariff increases for the period from November 2005 through January 2007, which amounts in the aggregate to Ps. 218.6 million, which is being invoiced in 55 consecutive monthly installments beginning in February 2007, representing approximately Ps. 48 million each year. As of December 31, 2009, we had invoiced Ps. 149.4 million of this amount.

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

Furthermore, we requested an additional increase to our distribution margins under the CMM to account for fluctuations in the distribution cost base for the period from November 2007 to April 2008, in comparison to the distribution cost base recognized by the CMM in November 2007.  The ENRE adopted Note No 81.399, which authorized a 5.791% increase under the CMM.  As of the date of this annual report, the ENRE has not approved a new tariff scheme including this tariff increase.

As of December 31, 2009, we have submitted to the ENRE three additional requests from CMM adjustments as described in the table below:

Assessment Period	Application Date	CMM Adjustment Requested
May 2008 – October 2008	November 2008	5.684%
November 2008 - April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%

As of the date of this annual report, the ENRE has not responded to these requests.
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

	VAD				Average Taxes				Electric Power Purchases
Tariff(1)	November 2001	January 2005	February 2007	October 2008	November 2001	January 2005	February 2007	October 2008	November 2001	January 2005	February 2007	October 2008
Residential
TIRI (0-300)	49.40%	44.50%	44.50%	44.69%	28.70%	28.70%	28.70%	28.70%	21.90%	26.80%	26.80%	26.61%
TIRI2 (301-650)	36.20%	33.00%	33.00%	30.81%	29.20%	29.20%	29.20%	29.23%	34.60%	37.80%	37.80%	39.95%
TIR# (651-800)				32.08%				29.23%				38.68%
TIR4 (801-900)				31.63%				29.23%				39.13%
TIR5 (90-1000)				32.75%				29.23%				38.02%
TIR6 (1001-1200)				26.29%				29.23%				44.48%
TIR 7 (1201-1400)				27.18%				29.23%				43.59%
TIR8 (1401-2800)				25.94%				29.23%				44.83%
TIR9 (> 2800)				22.50%				29.23%				48.26%
Commercial - small demands
TIG1	55.10%	40.00%	47.80%	48.76%	25.70%	25.70%	25.70%	25.68%	19.20%	34.30%	26.50%	25.55%
TIG2	53.60%	31.10%	43.60%	42.39%	25.60%	25.60%	25.60%	25.64%	20.70%	43.20%	30.70%	31.97%
Commercial - medium demand
T2	43.30%	27.90%	35.50%	38.03%	25.60%	25.60%	25.60%	25.63%	31.00%	46.40%	38.90%	36.34%
Industrial
T3 low voltage below 300kw	44.20%	26.50%	34.30%	37.86%	25.70%	25.70%	25.70%	25.66%	30.10%	47.80%	40.10%	36.48%
T3 low voltage over 300kw	42.60%	24.50%	32.10%	27.09%	25.60%	25.60%	25.60%	25.62%	31.80%	49.90%	42.30%	47.29%
T3 medium voltage below 300kw	29.30%	14.10%	19.70%	25.25%	25.70%	25.70%	25.70%	25.68%	45.00%	60.30%	54.60%	49.06%
T3 medium volgate over 300kw	27.30%	12.30%	17.50%	17.71%	25.70%	25.70%	25.70%	25.69%	47.00%	62.00%	56.80%	56.60%
Average Tariff	41.20%	28.50%	33.90%	33.16%	27.20%	27.20%	27.20%	27.24%	31.50%	44.20%	38.90%	39.60%

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

Our integral tariff proposal will include, among other factors, a recalculation of the compensation we receive for our distribution services, including taxes that are not currently passed through to our customers (such as taxes on financial transactions), a revised analysis of our distribution costs, modifications to our quality of service standards and penalty scheme and, finally, a revision of our asset base and rate of return.  For this purpose, we will present a post-tax return on our asset base, which we calculate as operating income plus depreciation of property, plant and equipment, less the tax charge resulting from the application to this amount of the legal tax rate (currently, 35%), divided by the value of our gross asset base.  The last adjustment for inflation to our property, plant and equipment was registered in February 2003 in accordance with Argentine GAAP.  Accordingly, we estimate the effects of inflation on our property, plant and equipment for periods after February 2003 for purposes of determining the value of our gross asset base in connection with our concession.  See “Item 4. Information on the Company—Property, plant and equipment.” Based on our method of calculation, we estimate that the post-tax return on our gross asset base was 2.2% in 2009 (on the basis of a gross asset base valued at Ps. 10.9 billion at December 31, 2009), which we believe is still extremely low considering our annual post-tax return before the economic crisis.  Our average annual post-tax return on our gross asset base from 1997 through 2001 was 9.6%.  We believe that this method of calculating our return on assets is consistent with the requirements of the Adjustment Agreement, although we cannot guarantee that the ENRE will not decide to use other factors or methods to calculate our return on assets.

On April 30, 2007, the Argentine Secretary of Energy published Resolution No. 434/2007, which established that the new tariff structure resulting from the RTI would take effect on February 1, 2008 and would be implemented in two installments, in February and August 2008.

In July 2008, the Secretary of Energy issued Resolution 865/2008, which reviews the RTI schedule contemplated by the Adjustment Agreement.  The Secretary revised the original RTI schedule and stated that the new tariff structure of the RTI would take effect in February 2009 and that if in February 2009 the tariff resulting from the RTI were greater than the tariff in place at that moment, the tariff increase would be applied in three stages: the first adjustment would take place in February 2009, the second in August 2009 and the last one in February 2010.

As of the date of this annual report, no resolution has been issued concerning the application of the electricity rate schedule resulting from the RTI, which was expected to be in effect since February 1, 2009.

On November 12, 2009, we submitted our tariff proposal to the ENRE's Board of Directors in response to the ENRE’s request in ENRE Resolution No. 467/2008 and as part of the RTI. Our proposal presented the ENRE with three different options for the revised tariff scheme based on three different scenarios;  two scenarios contemplated in Resolution No. 467/08 of the ENRE and a third one which contemplated a quality regime and cost of undelivered energy similar to the one currently in effect. Each proposal described the assumptions on which the proposal was prepared, and the detailed studies supporting each scenario: projected demand, measurement campaign, environmental management plan, capital base study, study of the group of facilities required to meet the demand of a certain homogeneous market in terms of consumption with the lowest costs (known as “Sistemas Eléctricos Representativos”), contemplated investment plan, operating costs analysis, profitability rate analysis, resulting revenue requirement and electricity rate adjustment criterion.

We stated to the ENRE that the sustainability of the proposals depends on the actual occurrence of the assumptions and that any change in the criteria and/or parameters contemplated in our proposal could directly affect the economic and financial equation that supports each of the proposed options.

Furthermore, the calculations made in each of the three options took into account the implementation of the tariff in three equal semiannual installments.

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

Year	Electricity Demand(1)	Edenor Demand(2)	Edenor’s Demand as a% of Total Demand
	(in GWh)
1994	55,827	11,386	20.4%
1995	57,839	11,629	20.1%
1996	61,513	12,390	20.1%
1997	66,029	13,046	19.8%
1998	69,103	13,768	19.9%
1999	71,689	14,447	20.2%
2000	75,591	15,148	20.0%
2001	78,098	15,414	19.7%
2002	76,483	14,865	19.4%
2003	82,261	15,811	19.2%
2004	87,477	16,673	19.1%
2005	92,340	17,623	19.1%
2006	97,590	18,700	19.2%
2007	102,950	20,233	19.7%
2008	105,959	20,863	19.7%
2009	104,592	20,676	19.8%

Source: Compañía Administradora del Mercado Mayorista Eléctrico, S.A. (CAMMESA)
(1)	Includes demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).
(2)	Calculated as electricity purchased by us and our wheeling system customers.

Electricity demand in our concession area has grown an average of 4.1% per annum since 1994.  The evolution of demand shows two growth periods interrupted by a slight decline in demand in 2002 attributable to the economic crisis, and a slight decrease registered in 2009, as a consequence of the international financial crises..

The following graph represents the annual growth of energy purchased to satisfy the demand of each operating area from 2000 through 2009:

Beginning in mid-2001 through 2002, the decline in the overall level of economic activity and the deterioration in the ability of many of our customers to pay their bills as a result of the crisis led to an overall decrease in demand for electricity and an increase in non-technical energy losses.  After the economic crisis, however, demand started growing again, increasing an average of 5.8% per annum from 2003 through 2008.  This increase in demand was due to renewed growth in the Argentine economy since the second half of 2003 and the relative low cost of energy to consumers, in real terms, resulting from the freeze of our distribution margin and the elimination of the inflation adjustment provisions of our concession in 2002.  Demand by residential customers increased by 5.5% in 2008, primarily due to the addition of new appliances and the relative low cost of energy, in real terms.  In 2009, residential demand decreased  by 2.7%, the first annual decline since the 2002 crisis, resulting from the slowdown in Argentina's economy this year. Demand by our high-demand customers and wheeling system customers has also experienced a decrease in 2009 due to a decrease in  economic activity, particularly in the industrial sector (which includes wheeling customers), with demand decreasing by 2.2% in 2009.

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

On March 2, 2010, the Secretary of Energy adopted Resolution 45/2010, which revised the calculation of the coefficient used to reward T1R customers with consumption levels below 1,000 KWh. This resolution decreases the rewards amount that these users will receive.

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

 In response to the lack of private investment in new generation plants, the Argentine government undertook a project to construct two 800 MW thermal generation plants, Central Termoeléctrica Manuel Belgrano and Central Termoeléctrica General San Martín.  Construction of these two plants was completed and operations commenced in 2009.  The two plants were constructed with funds derived from three sources: net revenues of generators derived from energy sales in the spot market, a special charge to our non-residential customers per MWh of energy billed and a specific charge from CAMMESA applicable to large users.  In addition to the construction of these two new thermal generation plants, in September 2006 the Secretary of Energy of the Ministry of Federal Planning, Public Investment and Services issued Resolution No. 1281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis.  This Resolution seeks to create incentives for energy generation plants to meet increasing energy needs.  The government has also required us to finance 24%, and Empresa Distribuidora Sur S.A.(Edesur) 26%, of the construction costs of two high-tension 220 KV lines between the Central Puerto and Central Costanera generators and the Malaver network, which will provide access to an additional 600MW of energy from the Central Puerto and Central Costanera generators that currently cannot be distributed due to saturation of their grids.  We estimate that we will be required to contribute an aggregate of approximately Ps. 39.3 million to construction of the Malaver network under the scheduled capital expenditures of the Adjustment Agreement The actual costs of this project will be determined at the time we receive and accept bids from third party contractors in connection with the project.

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

On June 23, 2008, we signed an amendment to the framework agreement with the Argentine government, the Province of Buenos Aires and the other national electric distributors agreeing to extend the framework agreement four years from January 1, 2007.  The Argentine government ratified the amendment on September 22, 2008 and the Province of Buenos Aires published the ratification of this Addendum on June 18, 2009 in the Official Bulletin of the Province of Buenos Aires,. Throughout this process, we have continued to supply energy to the shantytowns.

During November and December 2009, we received from the Argentine government payments for a total amount of Ps.20 million. In March and May 2010, we received from the Argentine government payments of Ps. 5.0 million and Ps.3.1 million, respectively.

Our receivables for amounts accrued but not yet paid for the supply of energy to shantytowns under the framework agreement amounted to Ps. 54.8 million as of December 31, 2009 and Ps. 49.4million as of December 31, 2008.

In October 2006, we and the Province of Buenos Aires entered into a payment plan agreement with respect to amounts owed to us by the Province of Buenos Aires under the new framework agreement with respect to periods prior to 2007.  As of December 31, 2009, the Government of the Province of Buenos Aires owed us Ps. 2.3 million of the total amount due under the payment plan agreement.  See “Item 4. Information on the Company—Framework agreement (Shantytowns).”

In March 2010, the Company signed with the Government of the Province of Buenos Aires a payment plan agreement with respect to amounts owed to us by the Province of Buenos Aires under the new framework agreement. The Government of the Province of Buenos Aires agreed to pay the amount due through Cancellation Bonds “Bonos de Cancelación de Deuda”. The agreement was signed at referendum of the ratification by the Provincial Executive Power and the Company's Board of Directors. The Company’s managing board ratified the agreement in the meeting held on April 27, 2010. During May 2010, the Company received payments from the Government of the Province of Buenos Aires for Ps.1.6 million in cash and Ps.30.1 million (face value) with Cancellation Bonds.
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

We seek to maintain a flexible cost base by achieving an optimal level of outsourcing, which allows us both to maintain a lower cost base and gives us the ability to respond more quickly to changes in our market.  We had approximately 3,611 third-party employees under contract with our company as of December 31, 2009, 3,029 as of December 31, 2008 and 3,612 as of December 31, 2007.  The number of third-party employees under contract does not directly relate to the number of third-party employees actually performing services for our company at any given time, as we only pay for the services of these employees on an as-needed basis.  See “Item 6. Directors, Senior Management and Employees—Employees.”

Our principal material and supply expenses consist of purchases of wire and transformers (i.e., electromagnetic devices used to change the voltage level of alternating-current electricity), which we use to maintain our network.

Summary Historical Results of Operations

The following table provides a summary of our operations for the years ended December 31, 2009, 2008 and 2007.

	Year ended December 31,
	2009		2008		2007
	(in millions of pesos)
Net sales	Ps.	2,077.9	Ps.	2,000.2	Ps.	1,981.9
Electric power purchases		(1,003.4)		(934.7)		(889.9)
Gross margin		1,074.5		1,065.5		1,092.0
Transmission and distribution expenses		(548.6)		(497.9)		(417.6)
Selling expenses		(158.9)		(126.0)		(120.6)
Administrative expenses		(176.6)		(138.7)		(124.7)
Net operating income		190.4		302.9		429.2
Financial income (expenses) and holding gains (losses)
Generated by assets		75.2		10.6		12.7
Generated by liabilities		(198.5)		(197.9)		(125.5)
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and from the Payment Plan Agreement with the Province of Buenos Aires		3.4		13.5		(29.6)
Adjustment to present value of notes		(5.2)		(8.5)		(21.5)
Gain (loss) from the purchase and redemption of notes		81.4		93.6		(10.2)
Adjustment to present value of purchase and redeemed notes		0		0		(8.6)
Other income (expenses), net		23.2		(29.9)		1.0
Net income before income tax		169.9		184.3		247.4
Income tax		(79.3)		(61.2)		(125.0)
Net income	Ps.	90.6	Ps.	123.1	Ps.	122.5

Year ended December 31, 2009 compared with year ended December 31, 2008.

Net sales

Net sales increased Ps. 77.7 million (3.9%) to Ps. 2,077.9 million in the year ended December 31, 2009 from Ps. 2,000.2 million in the year ended December 31, 2008.  Net energy sales represented approximately 98.0% of our net sales in 2009 and 98.3% in 2008; late payment charges, pole leases, and connection and reconnection charges represented the remaining balance.  Energy sales increased by 4.7% (Ps. 93.5 million) to Ps. 2,094.3 million in the year ended December 31, 2009 from Ps. 2,000.8 million in the year ended December 31, 2008.

This increase in net sales was mainly due to:

•
An increase in the energy purchase price that, since October 2008 we have passed on to certain of our customers, due to the tariff schedule set by ENRE’s Resolution 628/08 (from June 2009 to August 2009, this increase was partially subsidized by the Argentine Government);

•	a 1.6% increase in capacity demand by certain of our customers;

•	a 2.7% increase in the number of T1R and T1G customers, which are billed for a fixed charge payable bimonthly; and

•	a Ps.7.9 million increase in late payment charges, pole leases, and connection and reconnection charges.

These increases were partially offset by:

•
a decrease in the volume of energy sold in 2009, compared to the volume of energy sold in 2008 (from 18,616 GWh in the year ended December 31, 2008 to 18,220 GWh in the year ended December 31, 2009), due to an increase in demand; and

•	an increase in ENRE penalties of Ps. 23.7 million.

Electric power purchases

The amount of electric power purchases increased 7.3% to Ps. 1,003.4 million for the year ended December 31, 2009 from Ps. 934.7 million in the year ended December 31, 2008, mainly due to an energy purchase price increase that we have passed through to certain of our customers (T1R with bimonthly consumption levels over 1,000 Kwh, T1G and T3 with capacity demand over 300 KW) since October 2008, in accordance with ENRE’s Resolution 628/08 .

The volume of energy purchased in the year ended December 31, 2009 was 17,040 GWh, which was 0.8% lower when compared to the year ended December 31, 2008, when we purchased 17,169 GWh (in both cases excluding wheeling system demand).

Energy losses increased to 11.9% in the year ended December 31, 2009 from 10.8% in the year ended December 31, 2008.

Gross margin

Our gross margin of Ps. 1,074.5 million in the year ended December 31, 2009 is in line with the one recorded in the year ended December 31, 2008 of Ps. 1,065.5 million.

Transmission and distribution expenses

Transmission and distribution expenses increased 10.2% to Ps. 548.6 million in the year ended December 31, 2009 from Ps. 497.9 million in the year ended December 31, 2008, mainly due to a Ps. 44.1 million increase in salaries and social security taxes, attributable to an increase in compensations granted in 2009, and a Ps. 16.1 million increase in outsourcing, mainly attributable to increases in contractors prices. These increases were partially offset by a decrease of Ps.15.4 million in technical assistance fees in 2009, due to the termination of the Technical Assistance Agreement certain technical assistance agreement that were in place.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated:

	Year ended December 31,
	2009			% on 2009 net sales	2008			% on 2008 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps.	219.8	40.1%	10.6%	Ps.	175.7	35.3%	8.8%
Supplies Consumption		34.3	6.3%	1.7%		31.9	6.4%	1.6%
Outsourcing		110.2	20.0%	5.3%		94.1	18.9%	4.7%
Depreciation of property, plant and equipment		166.8	30.4%	8.0%		166.0	33.3%	8.3%
Others		17.5	3.2%	0.8%		30.2	6.1%	1.5%
Total	Ps.	548.6	100.0%	26.4%	Ps.	497.9	100.0%	24.9%

Selling expenses

Our selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts. Selling expenses increased 26.1% to Ps. 158.9 million in the year ended December 31, 2009 from Ps. 126.0 million in the year ended December 31, 2008, primarily as a result of a Ps. 16.1 million increase in salaries and social security taxes, an increase of Ps. 5.4 million in outsourcing attributable to price increases in our outsourcing services contracts, an increase of Ps. 3.2 million in taxes and charges due to the increase in municipal taxes and the ENRE contributions and a Ps. 3.3 million increase in our allowance for doubtful accounts.

The following table sets forth the principal components of our selling expenses for the years indicated:

	Year ended December 31,
	2009			% on 2009 net sales	2008			% on 2008 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps.	51.6	32.5%	2.5%	Ps.	35.5	28.2%	1.8%
Allowance for doubtful accounts		18.6	11.7%	0.9%		15.3	12.1%	0.8%
Outsourcing		40.1	25.2%	1.9%		34.7	27.5%	1.7%
Taxes and charges		17.9	11.3%	0.9%		14.7	11.7%	0.7%
Others		30.8	19.3%	1.4%		25.8	20.5%	1.3%
Total	Ps.	158.9	100.0%	7.6%	Ps.	126.0	100.0%	6.3%

Administrative expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation, maintenance and advertising expenses. Administrative expenses increased 27.3% to Ps. 176.6 million in the year ended December 31, 2009 from Ps. 138.7 million in the year ended December 31, 2008, primarily as a result of a Ps. 12.4 million increase in salaries and social security taxes (attributable to an increase in compensations granted in 2009), a Ps. 5.9 million increase in computer services due to a renewal of certain of our hardware and software licenses and a Ps.5.5 million increase in tax on financial transactions due to the repurchase of our financial debt and the issuance of Class 8 Notes due 2013.

The following are the principal components of our administrative expenses for the years indicated:

	Year ended December 31,
	2009			% on 2009 net sales	2008			% on 2008 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps.	58.9	33.4%	2.8%	Ps.	46.5	33.5%	2.3%
Computer services		22.8	12.9%	1.1%		16.9	12.2%	0.8%
Outsourcing		15.1	8.5%	0.7%		11.4	8.2%	0.6%
Tax on financial transactions		32.5	18.4%	1.6%		27.0	19.5%	1.3%
Advertising expenses		16.8	9.5%	0.8%		12.8	9.2%	0.6%
Others		30.5	17.3%	1.5%		24.1	17.4%	1.3%
Total	Ps.	176.6	100.0%	8.5%	Ps.	138.7	100.0%	6.9%

Net operating income

Our net operating income decreased significantly from Ps. 302.9 million in the year ended December 31, 2008 to Ps. 190.4 million in the year ended December 31, 2009.  This decrease is largely due to a 15.9% increase in the operating expenses, which is attributable to a Ps. 50.7 million increase in transmission and distribution expenses, a Ps. 37.9 million increase in administrative expenses and a Ps. 32.9 million increase in selling expenses.

Financial income (expenses) and holding gains (losses)

Financial income and holding gains generated by assets represented Ps. 75.2 million in the year ended December 31, 2009, compared to Ps. 10.6 million in the year ended December 31, 2008.  This increase of Ps. 64.6 million is primarily due to:

•	a Ps. 44.9 million increase in holding gains resulting from the repurchases and valuation of our 2017 and 2016 notes; and
•	a Ps. 13.3 million increase in the exchange gains on dollar denominated assets due to an increase of the peso-dollar exchange rate.

Financial expenses generated by liabilities which include financial interest, exchange results and other expenses, were in line with the previous year, from Ps. 197.9 million in the year ended December 31, 2008 to Ps. 198.5 million in the year ended December 31, 2009.

Adjustment to present value of notes

We record our financial debt on our balance sheet at the fair value reflecting our management’s best estimate of the amounts expected to be paid at each year end.  The fair value is determined as the present value of the future cash flows to be paid (including payment of interest) under the terms of the debt discounted at a rate commensurate with the risk of the debt instrument and time value of money at the initial measurement.  The adjustment to present value of the future cash flows of our oustanding debt issued appliying a market annual interest rate of 10.5%, generated an accounting loss of Ps. 8.5 million in the year ended December 31, 2008 and accounting non-cash loss of Ps. 5.2 million in the year ended December 31, 2009.

Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Buenos Aires

The retroactive portion of the February 2007 tariff increase, which amounts in aggregate to Ps. 218.6 million, is being invoiced in 55 consecutive monthly installments to our non-residential customers, starting in February 2007.  As of December 31, 2009, Ps. 149.4 million of the retroactive tariff adjustment has been invoiced to our non-residential customers.

In addition, in October 2006, we entered into a payment plan agreement with the Province of Buenos Aires with respect to amounts owed to us by the Province of Buenos Aires under the 2006 framework agreement.  The amounts due under the payment plan agreement are being invoiced in 18 installments, starting in January 2007.  As of December 31, 2009, the Province of Buenos Aires owed us Ps. 2.3 million.

In accordance with Argentine GAAP, we account for these long term financing plans at their net present value, which we calculate at a discount rate of 10.5% for the retroactive tariff increase and 19.62% for the payment plan agreement, recording the resulting non-cash charge as an adjustment to present value of these two receivables. We recorded a total non-cash loss of Ps. 3.4 million in the year ended December 31, 2009 as adjustment to present value of these receivables, compared to a loss of Ps. 13.5 million in the year ended December 31, 2008.

Gain from repurchase of notes

During 2009 we repurchased and cancelled at market prices U.S. $32.2 million principal amount of our outstanding Fixed Rate Par Notes due 2016 and repurchased U.S. $53.8 million principal amount of our outstanding Fixed Rate Par Notes due 2017.  This transaction generated a net gain of Ps. 81.4 million.

Other income (expenses), net

Other income (expenses), net, includes mainly voluntary retirements, severance payments and accrual for lawsuits. We recorded a gain of Ps. 23.2 million in the year ended December 31, 2009, compared to a loss of Ps. 29.9 million in the year ended December 31, 2008, mainly comprised by due to the recovery of the allowance for doubtful accounts (Ps. 21.2 million) resulting from the approval of the New Framework Agreement Addendum that we entered into with the Argentine government and the Province of Buenos Aires, and the recovery of the allowance for tax contingencies (Ps. 23.4 million) due to our registration in the tax regularization plan established in Law n°26.476, both partially offset by an increase in provisions for accrued litigation (Ps. 15.5 million), voluntary retirements bonuses (Ps. 5.4 million) and severance paid (Ps.4.4 million).

Income tax

We recorded an income tax charge of Ps. 79.3 million in the year ended December 31, 2009, compared to a charge of Ps. 61.2 million in the year ended December 31, 2008.

Net income

We recorded net income of Ps. 90.6 million in the year ended December 31, 2009, compared to net income of Ps. 123.1 million in the year ended December 31, 2008.  This decrease of 26.4% is primarily due to the decrease in the net operating income, partially compensated by better financial results.

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

Net operating income (loss)

Our net operating income decreased significantly from Ps. 429.1 million in the year ended December 31, 2007 to Ps. 302.9 million in the year ended December 31, 2008.  This decrease is largely due to the recognition of the retroactive portion of the February 2007 VAD increase (Ps. 218.6 million) during the first quarter of 2007.  Excluding this adjustment, our net operating income in 2007 would have been Ps. 210.6 million, reflecting an increase in net operating income from 2007 to 2008 of 43.8%.  This increase was mainly due to the CMM adjustments described above and, to a lesser extent, to the increase in the volume of energy and power capacity sold, which more than offset a Ps. 80.3 million increase in transmission and distribution expenses, a Ps. 14.1 million increase in administrative expenses and a Ps. 5.4 million increase in selling expenses.

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

Gain from repurchase of notes

In several transactions in 2007, we repurchased U.S. $43.7 million principal amount of our outstanding Fixed Rate Par Notes due 2016.  In addition, we repurchased and redeemed U.S. $240.0 million principal amount of our outstanding Discount Notes due 2014. These transactions generated a net loss of Ps. 18.8 million.

During 2008 the Company repurchased and cancelled at market prices U.S. $32.5 million principal amount of our outstanding Fixed Rate Par Notes due 2016 and repurchased U.S. $17.5 million principal amount of our outstanding Fixed Rate Par Notes due 2017.  When compared to the fixtures of 2007, this transaction generated a net gain of Ps. 93.6 million.

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

The table below reflects our cash and cash equivalents position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	Year ended December 31,
	2009		2008		2007
	(in millions of Pesos)
Cash and cash equivalents at the beginning of the year	Ps.	126.4	Ps.	101.2	Ps.	32.7
Net cash provided by operating activities		668.0		547.5		427.2
Of which:
Financial interest paid, net of interest capitalized		(76.8)		(62.7)		(25.5)
Net cash used in investing activities		(404.2)		(325.4)		(336.9)
Net cash used in financing activities		(161.8)		(197.0)		(21.8)
Cash and cash equivalents at the end of the year	Ps.	228.4	Ps.	126.4	Ps.	101.2

Net cash provided by operating activities

Net cash provided by operating activities increased by 22.0% to Ps. 668.0 million in the year ended December 31, 2009, compared to Ps. 547.5 million in the year ended December 31, 2008.  This increase is attributable to:

•
positive adjustments to net income for non-cash charges in the year ended December 31, 2009, including Ps. 178.6 million in exchange difference, interest and penalties on loans, Ps. 175.4 million for depreciation of property, plant and equipment and Ps. 79.3 million for income taxes, which were partially offset by negative adjustments of Ps. 81.4 million in gains from the repurchase of notes, Ps. 35.5 million in the recovery of the contingencies allowance and Ps. 26.9 million in the recovery of the allowance for doubtful accounts, and

•
a positive change in assets and liabilities of Ps. 239.1 million increase in other liabilities, a Ps. 48.1 million decrease in trade accounts receivable, and Ps.27.2 million increase  in salaries and social securities taxes. These increases were partially offset by a decrease of Ps. 56.9 million in fiscal charges.

Net cash provided by operating activities increased by 28.2% to Ps. 547.5 million in the year ended December 31, 2008, compared to Ps. 427.2 million in the year ended December 31, 2007.  This increase is attributable to positive adjustments to net income for non-cash charges in the year ended December 31, 2008, including Ps. 232.7 million in exchange difference, interest and penalties on loans, Ps. 170.3 million for depreciation of property, plant and equipment, Ps. 61.2 million for income taxes, and Ps. 8.5 million for adjustment to present value of notes, among others, which were added to a positive change in assets and liabilities of Ps. 259.9 million in the year ended December 31, 2008.  This positive change in operating assets and liabilities is primarily due to a Ps. 88.2 million decrease in accounts receivable related to the recognition of the retroactive portion of the VAD increase in the year ended December 31, 2008, an increase of Ps. 93.2 million in other liabilities and accrual litigation and, an increase of Ps. 50.3 million in salaries and social securities taxes, and to a lesser extent, an increase of Ps. 7.4 million in supplies, a Ps. 26.4 million increase in fiscal charges and a Ps. 27.8 million increase in trade accounts payable.  These increases were partially offset by an increase of Ps. 33.4 million in other receivables.

Net cash used in investing activities

Net cash used in investing activities increased 24.2% to Ps. 404.3 million for the year ended December 31, 2009 from Ps. 325.4 million for the year ended December 31, 2008.  Over 85% of the total investments were made in supplies (Ps. 280.8 million) and network maintenance and improvements (Ps. 67.2 million).

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

Net cash used in financing activities

In the year ended December 2009, we used Ps. 175.4 million primarily to repurchase Senior Notes due 2017 and Fixed Rate Par Notes due 2016.

In the year ended December 2008, we used Ps. 122.9 million to repurchased Senior Notes due 2017 and Fixed Rate Par Notes due 2016.  In addition, part of our cash position was used to create the Edenor Financial Trust for a total amount of Ps. 67.9 million.  See “—Debt—Financial Trust Agreement.”  We also used Ps. 6.1 million to repurchase shares at market prices at an average price of Ps. 0.65 per share.

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

Our capital expenditures consist of net cash used in investing activities during a specified period plus supplies purchased in prior periods and used in such specified period.  The following table sets forth our actual capital expenditures for the years indicated:

	Year ended December 31,
	2009		2008		2007
	(in millions of Pesos)
Supplies	Ps.	280.8	Ps.	235.6	Ps.	235.3
Network maintenance and improvements		67.2		57.6		70.0
Legal requirements(1)		15.8		12.2		12.3
Communications and telecontrol		13.7		8.7		7.0
Others		26.8		21.8		18.1
Total	Ps.	404.3	Ps.	335.7	Ps.	342.7

(1)	Capital expenditures required to be made to comply with the ENRE quality standard and other regulations.

In 2009, in accordance with our capital expenditure program, we invested Ps. 404.3 million.  In order to keep pace with the growth in our customer’s base (our customer base increased 2.7% in 2009, despite a 2.1% decrease in energy sales by volume during that period) an important portion of our investments were designed to meet this increase and to improve our grid.  In addition, we made investments in order to meet our quality standards levels and to maintain the level of past due receivables.

Our capital expenditure program for 2010 contemplates total expenditures of Ps. 400 million.  We can give no assurance that actual expenditure will not be lower or exceed our current estimate.

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

On January 20, 2006, we launched a voluntary exchange offer and consent solicitation to the holders of our outstanding financial debt.  All of these holders elected to participate in the restructuring and, as a result, on April 24, 2006, we exchanged all of our then-outstanding financial debt for three series of newly-issued notes, which we refer to as the restructuring notes:

•
U.S. $123,773,586 Fixed Rate Par Notes due December 14, 2016 (of which U.S. $15.3 million remains outstanding as of the date of this annual report), with approximately 50% of the principal due and payable at maturity and the remainder due in semiannual installments commencing June 14, 2011, and bearing interest starting at 3% and stepping up to 10% over time;

•
U.S. $12,656,086 Floating Rate Par Notes due December 14, 2019 (of which U.S. $12.6 million remains outstanding as of the date of this annual report), with the same payment terms as the Fixed Rate Par Notes and bearing interest at LIBOR plus a spread, which starts at 1% in 2008 and steps up to 2% over time; and

•
U.S. $239,999,985 Discount Notes due December 14, 2014 (as of the date of this annual report, none of our Discount Notes due 2014 were outstanding), with 60% of the principal due and payable at maturity and the remainder due in semiannual installments commencing on June 14, 2008, and bearing interest at a fixed rate that starts at 3% and steps up to 12% over time.

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

During 2008, we repurchased and cancelled U.S. $32.5 million principal amount of our Fixed Rate Par Notes due December 2016 and repurchased U.S. $17.5 million Senior Notes due 2017, in several transactions.

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

During 2009, we repurchased and cancelled U.S. $32.2 million Fixed Rate Par Notes due 2016 and repurchased U.S. $53.8 million Senior Notes due 2017, U.S. $24.5 million of which was transferred to us as a consequence of the dissolution of the Discretionary Trust described below.

As of the date of this annual report, we have in our portfolio U.S. $65.3 million Senior Notes due 2017.

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

The outstanding principal amount as of December 31, 2009 was Ps.33.3 million.

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

On September 3, 2009, we liquidated the Discretionary Trust and the U.S. $ 24.5 million principal amount of Notes held by the Trust were transferred to us.

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

	Year ended December 31,
	2009		2008		2007
	(in millions of Ps. )
Allowance for doubtful accounts:
Beginning balance	Ps.	33.1	Ps.	40.0	Ps.	25.6
Additions		20.3		23.6		30.1
Retirements		(6.8)		(6.5)		(15.7)
Recovery		(26.9)		(24.0)		—
Ending balance	Ps.	19.7	Ps.	33.1	Ps.	40.0

As of December 31, 2009, 2008 and 2007, the allowance for doubtful accounts was Ps. 19.7 million, Ps. 33.1 million and Ps. 40.0 million, respectively.  During 2009, 2008 and 2007, the additions to the allowance for doubtful accounts amounted to Ps. 20.3 million, Ps. 23.6 million and Ps. 30.1 million, respectively, and the retirements amounted to Ps. 6.8 million, Ps. 6.5 million and Ps. 15.7 million, respectively.  The recovery of Ps.26.9 million in 2009 and Ps.24.0 million in 2008, was due to the new framework agreement that we signed with and was ratified by the Argentine government and the Province of Buenos Aires.  See “Item 4. Information on the Company—Framework agreement (Shantytowns).”

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

Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets for impairment.  Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recovered.  The value in use was determined as of December 31, 2009 primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.  We have made projections in order to determine the recoverable value of our non current assets based on the estimated outcome of the RTI.  No impairment was recognized during the years presented.  We do not foresee likely circumstances in the near future that would result in the recognition of an impairment of long-lived assets.

Accrued litigation

We recognize contingent liabilities with respect to existing or potential claims, lawsuits and other legal proceedings and record an accrual for litigation when it is probable that future costs will be incurred and these costs can be reasonably estimated.  These accruals are based on the most recent developments, our assessment of the likely outcome of the litigation and our counsel’s advice in dealing with, litigating and settling this and other similar legal matters.  Changes to the accrual may be necessary if future events differ substantially from the assumptions used in the assessment for each period.  In 2009, we recorded a net decrease to our accrual for litigation of Ps. 24.9 million basically due to recovery of a fiscal contingency as a consequence of entering into a tax payment plan agreement offered pursuant to law N° 26476. This amount is net from the increase generated by new litigation and changes in our evaluation of existing litigation.  Our accrual for litigation amounted to Ps. 72.9 million at December 31, 2009, Ps. 97.8 million at December 31, 2008 and Ps. 82.7 million at December 31, 2007.

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

Our tax obligation for any given year is equal to the higher of our income tax and our the tax on our minimum presumed income.  However, to the extent that our tax on minimum presumed income exceeds our income tax, we earn tax credit against the payment of any income tax in excess of our tax on minimum presumed income in the subsequent ten fiscal years. In 2009, our income tax exceeded our minimum presumed income tax and so we earned no additional credits.

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

Our accruals for early retirement payables amounted to Ps. 16.0 million at December 31, 2009, Ps. 20.9 million at December 31, 2008 and Ps. 8.0 million at December 31, 2007.

Liabilities related to bonuses and benefits to employees (pension plans) are calculated considering all rights accrued by the beneficiaries of both plans as of year end based on an actuarial report issued by an independent professional as of that date.  These liabilities are recorded as bonuses accrued and provisions for benefits to personnel, respectively.  Our liabilities related to bonuses and benefits to employees (pension plans) amounted to Ps. 33.9 million at December 31, 2009, Ps. 26.0 million at December 31, 2008 and Ps. 19.0 million at December 31, 2007.  Actuarial calculations are typically based on the following key assumptions: employee turnover, actual salary increases, mortality ages, disability studies, retirement age probability studies, discount rates and inflation.  These assumptions change as market and economic conditions change.  See notes 3 and 8 to our audited financial statements included elsewhere in this annual report for further information on our labor cost liabilities.

Financial debt

We record our financial debt in our balance sheet at the fair value reflecting our management’s best estimate of the amounts expected to be paid at each period end.  The fair value has been determined as the present value of the future cash flows to be paid (including payment of interest) under the terms of the debt discounted at a rate which, in accordance with the criterion we apply, reasonably reflected market assessment of the time value of money and risk specific of the debt instruments at the time of their initial measurement.  During the year ended December 31, 2006, we recorded the restructuring of debt after receiving consents to our restructuring from holders of 100% of our defaulted debt.  The debt extinguishment generated a gain of Ps. 179.2 million.  We did not record any adjustment to present value before the year ended December 31, 2006 because our financial debt was in default.  The adjustment to present value of the future cash flows of the debt issued in the restructuring, using a market interest rate of 10.5% for the year ended December 31, 2009 and 2008, generated a charge of Ps. 5.2 million and Ps. 8.5 million, respectively.

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

During the years ended December 31, 2009 and December 31, 2008, we repurchased a total amount of U.S. $32.2 million and U.S. $32.5 million of principal amount of our Fixed Rate Par Notes due 2016 and U.S. $53.8 million and U.S. $17.5 million of our Senior Notes due 2017, respectively.  As of December 31, 2009 we recorded a gain of Ps. 73.5 million related to these repurchases and redemptions.  In addition, the adjustment to present value of the cash flows of these repurchased and redeemed notes, using a market interest rate of 10.5% for the year ended December 31, 2009, generated an accounting gain of Ps. 7.9 million.

In May 2009, we issued Ps. 75.7 million principal amount of Par Notes due 2013 under our Medium Term Note Program.  The Par Notes due 2013 are denominated and payable in Argentine Pesos and accrue interest on a quarterly basis at a rate equal to the private BADLAR, as published by the Argentine Central Bank, plus 6.75%.  We used proceeds from the this debt offering for capital expenditures and working capital purposes.

Derivatives Contracts

Corporate Notes

During the year ended December 31, 2008, the Company carried out transactions with derivative financial instruments with the aim of hedging the foreign currency exchange rate of the cash flows and derivatives of interest payment transactions.

These instruments provided an economic and financial hedge of the amounts in foreign currency that the Company had to pay on the interest payment dates of its financial debt –Senior Notes due 2017 and Fixed rate Par Notes due 2016-, maturing on October 8, 2008, December 11, 2008, April 8, 2009, June 12, 2009, October 8, 2009 and December 11, 2009, in the event of fluctuations in foreign currency exchange rates. The Company has not formally designated these transactions as hedging instruments.

Therefore, they have been recorded in the accounting at their net realizable value or settlement value, depending on whether they have been classified as assets or liabilities, with a contra-account in the financial gains or losses for the year.

As of December 31, 2009, these transactions have been fully settled, there being no outstanding balances.
As of December 31, 2009 and 2008, income resulting from these transactions amounted to Ps. 1.6 million and Ps. 5.7 million, respectively, and was recorded in the Financial income (expense) and holding gains (losses) generated by liabilities account of the Statement of Income under Exchange difference.

 Forward and Futures Contracts

During the year ended December 31, 2009, the Company has entered into forward and futures contracts with the aim of using them as economic instruments in order to mitigate the risk generated by the fluctuations in the US dollar rate of exchange.

As of December 31, 2009, the economic impact of these transactions -including contracts that have already been settled as well as those currently in effect-, resulted in a loss of Ps. 12.3 million that has been recorded in the Financial income (expense) and holding gains (losses) generated by assets account of the Statement of Income under Holding results.

Adoption of IFRS

On December 29, 2009, the CNV issued Resolution No. 562 "Adoption of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)" (“Resolution No. 562”) which requires that companies under the supervision of the CNV, such as us, prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1, 2012 including comparative information for earlier periods.

IFRS 1, First Time Adoption of International Financial Reporting Standards, is the guidance that is applied during preparation of a company’s first IFRS-based financial statements. IFRS 1 was created to help companies transition to IFRS and provides practical accommodations intended to make first-time adoption cost-effective. It also provides application guidance for addressing difficult conversion topics.

The key principle of IFRS 1 is full retrospective application of all IFRS standards that are effective as of the closing balance sheet or reporting date of the first IFRS financial statements. IFRS 1 requires companies to (i) identify the first IFRS financial statements; (ii) prepare an opening balance sheet at the date of transition to IFRS; (iii) select accounting policies that comply with IFRS and to apply those policies retrospectively to all of the periods presented in the first IFRS financial statements; (iv) consider whether to apply any of the optional exemptions from retrospective application; (v) apply the mandatory exceptions from retrospective application; and (vi) make extensive disclosures to explain the transition to IFRS. Exemptions provide limited relief for first-time adopters, mainly in areas where the information needed to apply IFRS retrospectively may be most challenging to obtain.

The Company is currently assessing the impact that this change would have on their respective financial statements, and will continue to monitor the development of the implementation of IFRS.

PRINCIPAL DIFFERENCES BETWEEN ARGENTINE GAAP AND U.S. GAAP

Our financial statements are prepared in accordance with generally accepted accounting principles in the City of Buenos Aires, Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from U.S. GAAP.  Note 27 to our audited financial statements included elsewhere in this annual report, provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2009, 2008 and 2007 and shareholders’ equity as of December 31, 2009 and 2008.

The principal differences between Argentine GAAP and U.S. GAAP as they relate to us in these years are the accounting for the results of our trouble debt restructuring and repurchases of debt, the treatment of deferred income taxes, the capitalization of interest, the treatment of asset retirement obligations, our expenses related to our initial public offering, the treatment of certain pension plan liabilities, the treatment of the trust consolidation and accounting for the investments in marketable securities. Each of these differences affects either net income or shareholders’ equity. See note 27 to our audited financial statements included elsewhere in this annual report for a discussion of these differences and the effect on our results of operations and financial position.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements as of December 31, 2009, 2008 and 2007.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual liabilities and commitments as of December 31, 2009.  Peso amounts have been translated from U.S. Dollar amounts at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2009 of Ps. 3.80 to U.S. $1.00.

	Payments due by period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(in millions of Pesos)
Long term debt obligations (1)	Ps.	1,314.5		124.5		291.9		144.3		753.8
Accrued fines and penalties(2)		377.5		—		—		—		—
Financial assistance fees(3)		9.5		9.5		—		—		—
Operating leases(4)		11.9		8.4		3.2		0.3		—
Capital expenditures(5)		—		—		—		—		—
Taxes(6)		10.6		1.1		3.4		2.3		3.8
Total	Ps.	1,724.0	Ps.	143.5	Ps.	298.5	Ps.	146.9	Ps.	757.6

(1)
Includes amortization of principal and interest payments, including our management’s current estimates of future market rates in respect of our floating rate debt (which amounted to U.S. $12.7 million as of December 31, 2009).  Calculated at the prevailing exchange rate as of December 31, 2009, Ps./U.S. $3.80.  See “—Debt” for a description of these restructuring notes, including amortization and interest payment terms and mandatory prepayment with excess cash provisions.  All of our indebtedness is unsecured.  None of our indebtedness is guaranteed.

(2)
Includes adjustments made to reflect the ratification of the Adjustment Agreement.  We were required to make an adjustment to a portion of our accrued fines and penalties totaling Ps. 47.0 million to reflect the increase to our VAD pursuant to the Adjustment Agreement and the May 2006 CMM and Ps. 17.2 million and Ps. 18.1 million to reflect the CMM adjustment for the years ended December 31, 2008 and 2007, respectively.  In addition, pursuant to the terms of the Adjustment Agreement, the Argentine government agreed, subject to the fulfillment of certain conditions, to forgive, upon the completion of the RTI, approximately Ps. 71.4  million of our accrued fines and penalties and allow us to pay the remaining Ps. 306.1 million of these fines and penalties in semi-annual installments over a 7-year period commencing 180 days after the RTI comes into effect.  Because the Adjustment Agreement was not ratified until January 2007, we have recalculated the amounts of accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement as well as the amounts subject to forgiveness.  See “Item 4. Information on the Company—Our concession —Fines and penalties.”

(3)
Fees payable under our financial services agreement with EASA, our controlling shareholder.  This agreement expires in 2010. We are currently renegotiating this Agreement. See “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions— Financial Services Agreement with EASA.”

(4)	Reports our minimum required lease payments.
(5)	Our concession does not require us to make any specified amount of capital expenditures, but requires us to meet certain quality and other service standards. See “—Capital expenditures.”
(6)
Represents a liability for the tax claim that we have with the Argentine Tax Authority related to the income tax deduction of the allowance for bad debts for the three fiscal years ended December 31, 1996, December 31, 1997 and December 31, 1998.  On April 27, 2009, we agreed to the tax regularization plan established in Law No. 26,476.  The balance is payable in 120 monthly installments at a 0.75% monthly interest rate. In accordance with the assessment of the tax regularization plan, our outstanding balance amounts to Ps. 12.1 million plus interest in the amount of  Ps. 5.2 million. During the year ended December 31, 2009, we paid Ps.1.5 million of the outstanding balance, thus our remaining balance totals Ps.10.6 million, excluding the interest amount. Includes only the amortization of principal.

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

Directors and alternate directors serve for one-year periods, indefinitely renewable.

Our directors and alternate directors are as follows:

Name	Position	Age	Year of appointment (class electing director)
Alejandro Macfarlane	Chairman and CEO	44	2010 (Class A)
Marcos Marcelo Mindlin**	Vice Chairman	46	2010(Class A)
Damián Miguel Mindlin**	Director	44	2010 (Class A)
Gustavo Mariani	Director	39	2010 (Class A)

Name	Position	Age	Year of appointment (class electing director)
Luis Pablo Rogelio Pagano	Director	56	2010 (Class A)
Eduardo Llanos*	Director	66	2010 (Class A)
Maximiliano Alejandro Fernández*	Director	50	2010 (Class A)
Ricardo Alejandro Torres	Director	52	2010 (Class B/C)
Diego Martín Salaverri	Director	45	2010 (Class B/C)
Edgardo Alberto Volosín	Director	56	2010 (Class B/C)
Alfredo MacLaughlin *	Director	67	2010 (Class B/C)
Eduardo Orlando Quiles*	Director	67	2010 (Class B/C)
Javier Douer	Alternate Director	36	2010 (Class A)
Pablo Díaz	Alternate Director	52	2010 (Class A)
Brian Henderson	Alternate Director	64	2010 (Class A)
Jorge Miguel Grecco	Alternate Director	49	2010 (Class A)
Ariel Schapira	Alternate Director	48	2010 (Class A)
Ricardo Sericano	Alternate Director	61	2010 (Class A)
Jaime Barba	Alternate Director	46	2010 (Class A)
Maia Chmielewski	Alternate Director	30	2010 (Class B/C)
Gabriel Cohen	Alternate Director	45	2010 (Class B/C)
Alejandro Mindlin**	Alternate Director	34	2010 (Class B/C)
Rafael Mancuso*	Alternate Director	67	2010 (Class B/C)
Eduardo Maggi	Alternate Director	54	2010 (Class B/C)

*	Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.
**	The following family relationships exist within the board of directors: Marcos Marcelo Mindlin, Damián Miguel Mindlin and Alejandro Mindlin are brothers.

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

Alfredo MacLaughlin.  Mr. MacLaughlin became a member of the board of directors of Edenor in 2010. He is a licensed attorney and practiced as Counsel at the Argentine law firm of Cárdenas, Cassagne.  In addition, Mr. MacLaughlin served as Secretary of Finance of the Republic of Argentina from December 2005 until December 2006, and has held various other business and finance positions, including that of Executive Member of Banco Hipotecario Nacional, President of Deutsche Morgan Grenfell, Argentina, Secretary General of the Bolsa de Comercio de Buenos Aires, and Director of Telefónica de Argentina S.A.  Mr. MacLaughlin was also a Director of Edesur from 2001 through 2005.

Eduardo Orlando Quiles.  Mr. Quiles has been a member of the board of directors since 2009.  Between 1965 and 1971 he served as the Sindicato de Luz y Fuerza de Capital Federal (Light and Power Union of the Capital) in the Treasury and Accounting Department.  Subsequently, he worked as general accountant at Cooperativa de Crédito Luz y Fuerza Ltda (Credit Union of Light and Power) until 1980.  Between 1980 and 1985 he served as tax chief in Petersen Thiele y Cruz S.A.  He holds a CPA from la Universidad Nacional de Buenos Aires and he has a master degree in professional independent bureau in taxes and audit.

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

The significant differences between our corporate governance practices and the NYSE standards are listed on our website in compliance with the NYSE requirements. For a summary of these differences see item 16; Corporate Governance.”

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

Pursuant to our bylaws, one director is appointed by holders of our Class A shares and one by holders of our Class B shares.  Our audit committee’s duties include:

•	monitoring our internal control, administrative and accounting systems;

•	supervising the application of our risk management policies;

•	providing the market adequate information regarding conflicts of interests that may arise between our company and our directors or controlling shareholders;

•	rendering opinions on transactions with related parties; and

•	supervising and reporting to regulatory authorities the existence of any kind of conflict of interest.

The members of our audit committee are:

Name	Position	Class electing member
Alfredo MacLaughlin (1)	Member	Class B
Maximiliano Alejandro Fernández(1)	Member	Class A
Eduardo Llanos(1)	Member	Class A
(1)    Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934.

Senior management

The following table sets forth information regarding our senior management:

Name	Current Position	Age
Alejandro Macfarlane	Chief Executive Officer	44
Luis Pablo Rogelio Pagano	Chief Financial Officer	56
Ricardo Sericano	Technical Director	61
Eduardo Maggi	Director of Operations	54
Victor Augusto Ruiz	Principal Accounting Officer	50
Jorge Miguel Grecco	Director of External Relations	49
Edgardo Alberto Volosín	Director of Corporate Affairs	56

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

The members and alternate members of our supervisory committee are:

Name	Position	Year of appointment (class electing member)
Javier Errecondo	Member	2010 (Class A)
José Daniel Abelovich(1)	Member	2010 (Class A)
Jorge Roberto Pardo	Member	2010 (Class B/C)
Santiago Dellatorre	Alternate member	2010 (Class A)
Marcelo Fuxman(1)	Alternate member	2010 (Class A)
Alejandro Gabriel Turri(1)	Alternate member	2010 (Class B/C)

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

COMPENSATION

Our board of directors does not have a compensation or remuneration committee.  The aggregate remuneration paid to the members and alternate members of our board of directors, the members and alternate members of our supervisory committee and our senior management during 2009 was approximately Ps. 16.7 million.

EMPLOYEES

As of December 31, 2009, we had 2,691 full-time employees and 30 part-time employees, for a total of 2,721 employees and  as of December 31, 2008, we had 2,487 full-time employees and 38 part-time employees, for a total of 2,525 employees, and at December 31, 2007 we had 2,465 full-time employees and 43 part-time employees, for a total of 2,508 employees.  As of December 31, 2009, approximately 81% of our full-time employees are subject to two collective bargaining agreements.  After the privatization, an employee reduction plan was implemented to reduce the number of employees from 6,368 employees at the time of the privatization.  The employee reductions were primarily effected through an early retirement program.  In addition, we implemented an early retirement plan for those employees who had made the payments required by law and had less than five years before retirement, offering them monthly payments of 80% of their pre-retirement net salary.  Access to this plan is conditioned upon our own approval and the prior separation from our company under an agreement signed before the Argentine Ministry of Labor.  In July 1995, we signed two collective bargaining agreements with Sindicato de Luz y Fuerza and Asociación del Personal Superior, the two unions that represent our employees.  In accordance with the union agreements, which have been revised since 1995 but remain in effect, we created a mediation commission to interpret the agreements and analyze claims and unresolved issues that arise in our daily activities.  The most common issues that arise deal with changes to employment categories, relocation of employees, detailed situations with personnel and the analysis of the suitability of different technological advancements.  Currently, our relations with the unions are stable.  However, we cannot guarantee that we will not experience any conflicts with our employees in the future, including with our unionized employees in the context of future negotiations of our collective bargaining agreements, which could result in events such as strikes or other disruptions that could have a negative impact on our operations.

We have outsourced a number of activities related to our business to third party contractors as we seek to maintain a flexible cost base that allows us both to maintain a lower cost base and gives us the ability to respond more quickly to changes in our market.  We had approximately 3,611 third-party employees under contract with our company as of December 31, 2009, 3,029 as of December 31, 2008 and 3,612 as of December 31, 2007.  We calculate our number of third-party employees based on the number of employees we have under contract, which does not directly relate to the number of third-party employees performing services for our company at any given time, as we only pay for services of these employees on an as-needed basis although they remain under contract for specified periods.  Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that, if conflicted, contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.  As of December 31, 2009, contractors’ employees were seeking indemnification from us for an aggregate amount of Ps. 64.2 million, including legal fees and interest and as of such date, based on legal advice, have recorded accruals for an aggregate amount of Ps. 36.9 million to cover the liabilities we may have in connection with such claims.

SHARE OWNERSHIP

None of the members of our board of directors or our senior management beneficially own any shares of our capital stock except for Mr.. Diego Martín Salaverri, whom beneficially owns Class B shares representing less than one percent of our capital stock.  See “Item 7. Major Shareholders and Related Party Transactions.”

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth information relating to the ownership of our common shares as of the date of this annual report.

	Class(1)	Shares	(%)
Electricidad Argentina S.A.(2)	A	462,292,111	51.0%
Employee Stock Participation Program	C	1,952,604	0.2%
Public	B	203,672,680	22.5%
ANSES(3)	B	229,125,205	25.3%
Treasury Shares	B	9,412,500	1.0%
Total		906,455,100	100.0%

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

(3)            On November 20, 2008, the Argentine Congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (National Social Security Agency, or ANSES) and eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES.  These transferred assets included 229,125,205 of our Class B shares, representing 25.3% of our capital stock.  The ANSES is subject to the same investment rules, prohibitions and restrictions that were applicable to the Argentine private pension funds under the retirement savings system, including restrictions on the exercise of more than 5% of the voting power in any local or foreign company, such as the Company, in any meeting of shareholders, irrespective of the actual interest held in the relevant company's capital stock.

As of December 31, 2009, we had approximately 4,177,186 ADSs outstanding, representing 83,543,720 Class B shares.

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

We are currently renegotiating this agreement.

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

The activities related to this contract are temporarily suspended, as a consequence of the international financial crisis.

Item 8.	Financial Information

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

Legal proceedings

In the normal course of business, we are a party to lawsuits of various types.  Our management evaluates the merit of each claim and assesses the likely outcome, recording an accrual in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated.  At December 31, 2009, we had established accruals in the aggregate amount of Ps. 72.9 million to cover potential losses from such claims and legal proceedings.  Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

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

In 2009, we paid Ps.1,5 million of this amount, thus the remaining balance of our debt totals Ps.10.6 million, excluding the interest amount.

Environmental claims

On May 24, 2005, three of our employees were indicted on charges of PCB-related environmental contamination dangerous to human health, which is a crime under Argentine law.  In connection with this alleged infraction, the judge sought a pre-judgment attachment of our assets in the amount of Ps. 150 million to cover the potential cost of environmental damages and estimated clean-up costs.  On May 30, 2005, we appealed the charges against our employees as well as the attachment order.  On December 15, 2005, the court of appeals dismissed the charges against all three defendants for lack of evidence and, accordingly, vacated the attachment order.  The decision by the court of appeals also stated that the trial judge should order the acquittal of two public officers of the ENRE, who had been indicted on related charges.  This decision was appealed to the Tribunal de Casación (National Criminal Appellate Court), the highest appellate body for this matter, which on April 5, 2006 ruled that the appeal of the decision relating to our employees and our company was not admissible because decisions rendered on grounds of lack of evidence are not reviewable.  On July 16, 2007, we were notified that on July 11, 2007, the trial judge issued acquittals for all of our officials and employees who had been indicted.  On appeal on March 25, 2008, the Sala I de la Cámara Federal de San Martín (First Court of the Federal Circuit of San Martín) upheld the acquittals and confirmed the finding that there had been insufficient evidence to prove any PCB contamination.  On April 18, 2008 the Minsterio Público (Attorney General) appealed this decision before the First Court of the Federal Circuit of San Martín and lost the appeal.  On December 29, 2008, the Attorney General was notified that the National Criminal Appellate Court had rejected the appeal as well. In response, the Attorney General filed an “extraordinary appeal”, to which the defense responded. On May 27, 2009, the Tribunal dismissed the extraordinary appeal filed by the Attorney General on the grounds that it failed to specifically and reasonably refute the arguments that supported the resolution being appealed, and proved neither the alleged arbitrariness nor the violation of constitutional guaranties. The Attorney General filed an appeal (“Recurso de Queja”) to the Argentine Supreme Court requesting that the appeal dismissed by the National Criminal Appellate Court be sustained. As of the date of this annual report, the appeal is being analyzed by the Supreme Court.

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

Preliminary Injunction of the Public Ombudsman

On October 31, 2008, the Secretary of Energy approved  new seasonal reference prices of power and energy in the WEM.  Consequently, the ENRE applied the new rate schedule as of October 1, 2008.  The new rate schedule passed the purchase price of electricity as well as the other costs related to the WEM, including transmission, to the final customer.

In response to the new tariff schedule, the defensor del pueblo de la nación (National Public Ombudsman) filed a claim opposing the resolutions establishing the October 1, 2008 tariff schedule and naming us as a third-party defendant.  On January 27, 2009, the ENRE notified us of a preliminary injunction, as a result of the Ombudsman’s claim, pursuant to which we were ordered to refrain from cutting the energy supply to customers challenging the October 2008 tariff increase until a decision is reached with respect to the claim.  We, along with the Argentine government, have appealed this injunction through various legal actions, and the resolution of our most recent appeal is still pending as of the date of this annual report.

On August 14, 2009, the Secretary of Energy issued Resolution No. 652/09, which ordered the suspension of the certain reference market prices of energy, and established new reference prices for the periods from June to July 2009 and from August to September 2009, reinstating partial government subsidies to the electricity generation sector. Furthermore, the resolution also established the unsubsidized reference market prices of energy for the months of June and July 2009 and August to October 2009.

On October 26, 2009, we received notice of a complaint filed by two consumer associations, Consumer’s Cooperative for Community Action and the Unión de Usuarios y Consumidores against the Argentine government, the ENRE, EDESUR, EDELAP and us. In accordance with the terms of the complaint, two additional associations for the defense of consumer rights, Asociación de Defensa de los Derechos de los Usuarios y Consumidores (Association for the Legal Defense of Consumers) and Unión de Usuarios y Consumidores en Defensa de sus Derechos (Consumers Union Legal Defense), have joined the complaint.

The remedies sought in the complaint are as follow:

•
that all the most recent resolutions concerning electricity rates issued by the ENRE and the Secretary of Energy be declared null and unconstitutional, and, as a consequence that the amounts billed by virtue of these resolutions be refunded.

•	that all the defendants be carry out the RTI.

•	that the resolutions issued by the Secretary of Energy that extend the transition period of the Adjustment Agreement be declared null and unconstitutional.

•
that the defendants be ordered to carry out the sale process, through an international public bidding, of their respective class "A" shares, due to the fact that the management period of the respective concessions has ended.

•	that the resolutions as well as any act performed by a governmental authority that modify contractual renegotiations be declared null and unconstitutional.

•	that the resolutions that extend the management periods contemplated in the defendant’s respective concessions be declared null and unconstitutional.

•	Alternatively, should the main claim be rejected, that the defendants be ordered to bill all customers on a bimonthly basis.

Additionally, is the plaintiffs requested that the court issue a preliminary injunction suspending the rate hikes established in the resolutions questioned by the plaintiff. Alternatively, the plaintiffs requested that the application of the resolutions be partially suspended. Finally, the plaintiffs also requested that the application authority be ordered not to issue new increases other than within the framework of the RTI process. As of the date of this annual report, the court has neither granted nor rejected these requests.

In March, 2010 Consumidores Financieros, Asociación Civil Para Su Defensa, a consumers’ association, instituted an action against us and Edesur in the National Court of First Instance in Federal Administrative Claims Tribunal No. 2, Secretariat 3 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 2, Secretería 3) seeking repayment to users for alleged excess charges over the course of the past 10 years. The action is based on three claims.  First, the plaintiffs claim a refund for the percentage payment of VAT over a taxable base they allege was inappropriately increased to include an amount that exceeded our and Edesur’s own payments to the wholesale electricity market. Second, the plaintiffs claim a refund for charges relating to interest on payments by customers that the plaintiffs claim we and Edesur failed to adjust to reflect the actual number of days the payment was outstanding. Finally, the plaintiffs claim a refund for late payment charges from 2008 onwards calculated at the rate of the tasa pasiva (the interest rate that Banco de la Nación Argentina pays on deposits) in alleged contravention of the Law of Consumer Defense (Ley de Defensa del Consumidor) in April 2008. We have given express directions to our legal advisors to contest the suit and all related claims.

We can give no assurance that these actions or other potential future actions or requests for injunctive relief will not reverse the adjustments we have obtained or block any further adjustments to our tariffs.

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

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2007	3.97	2.75	24.95	17.65
2008	3.50	0.56	22.16	3.06
2009	1.70	0.61	9.02	3.20

The following table sets forth, for the periods indicated, the reported high and low sales prices for our shares on the Buenos Aires Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2008
First Quarter	3.51	2.95	22.16	18.22
Second Quarter	3.29	1.86	20.87	11.35
Third Quarter	2.07	1.14	13.53	6.50
Fourth Quarter	1.21	0.56	7.30	3.06

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2009
First Quarter	0.87	0.61	4.90	3.20
Second Quarter	1.08	0.70	5.65	3.65
Third Quarter	1.47	1.06	7.80	5.22
Fourth Quarter	1.70	1.29	9.02	6.95

The following table sets forth, for the months indicated, the reported high and low sales price for our shares on the Buenos Aires Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2009
December	1.54	1.30	8.10	6.96
2010
January	1.59	1.42	8.48	7.48
February	1.45	1.33	7.65	6.75
March	1.47	1.32	7.62	6.78
April	1.54	1.42	7.90	7.05
May(1)	1.55	1.45	7.98	7.37

(1) Represents the corresponding sale prices from April 1 through May 6.

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

Argentina’s equity markets have historically been comprised of individual investors, though in recent years, there has been an increase in the level of investment by banks and insurance companies in these markets.  The fondos comunes de inversión (Argentine mutual funds), however, still do not actively invest in local equity markets.  As of December 31, 2009, 74 companies had equity securities listed on the BCBA, of which the ten most traded companies accounted for approximately 70.4% of the total market capitalization during 2009.

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

In June 2005, the Argentine government issued Decree 616/05, which established additional restrictions on capital flows.  Pursuant to the decree, all indebtedness of Argentine residents within the private sector is required to be agreed upon and repaid not prior to 365 days from the date of entry of the funds into Argentina, regardless of the form of repayment.  The decree outlines several types of transaction that are exempt from its requirements, including foreign trade financings, foreign trade balances of those entities authorized to carry out foreign exchange, and primary offerings of debt securities issued pursuant to a public offering and listed on a self-regulated market.

In addition, the decree, as supplemented by subsequent regulations, stipulates that all capital inflows of residents exceeding approximately U.S. $2 million per month, , as well as all capital inflows of non-residents settled in the local exchange market destined for local money holdings, acquisition of active or passive private sector financings  and investments in securities issued by the public sector that are acquired in secondary markets (excluding foreign direct investment, which includes capital contributions to local companies of direct investments (namely, a company in which the foreign direct investor holds at least 10% of ordinary shares or voting rights, or its equivalent), and primary offerings of debt securities issued pursuant to a public offering and listed on a self-regulated market), must meet certain requirements, including those outlined below:

•	such funds may be transferred only outside the local exchange market after a 365-day period from the date of entry of the funds into Argentina;

•	any pesos resulting from the exchange of such funds are to be credited to an account within the Argentine banking system; and

•
except for certain types of capital inflows, a non-transferable, non-interest-bearing U.S. dollar-denominated mandatory deposit must be maintained  for a term of 365 calendar days, in an amount equal to 30% of any inflow of funds to the local foreign exchange market arising from certain enumerated transactions (which mandatory deposit may not be used as collateral or guaranty for any transaction)

In addition, on November 16, 2005, the Ministry of Economy and Production issued Resolution 637/05, pursuant to which Decree 616/05 was regulated, providing that any inflow of funds to the local exchange market in connection with an initial public offering of securities, bonds or certificates issued by a trustee under a trust, whether or not such trust is publicly offered and listed in a self-regulated market, shall comply with all requirements provided for section 4 of Decree 616/05 whenever such requirements are applicable to the inflow of funds to the local exchange market in connection with the acquisition of any of the assets under the trust.

The transfer abroad of dividend payments is currently authorized by applicable regulations to the extent such dividend payments are made in connection with audited financial statements and are approved by a shareholders’ meeting. Any breach of the provisions of Decree No. 616/05 or any other foreign exchange regulation is subject to criminal penalties of the laws governing the Argentine exchange market.

Money laundering

On April 13, 2000, the Argentine Congress passed Law No. 25,246 (the Law of Money Laundering), which establishes an administrative criminal system and supersedes various sections of the Argentine Penal Code relating to money laundering.  This law defines money laundering as a crime, stating that a crime is committed whenever a person converts, transfers, manages, sells, encumbers, or otherwise uses money, or any other assets, connected with a crime in which that person has not participated, with the possible result that the original or substituted assets may appear to be of a legitimate origin, provided the value of the assets exceeds Ps. 50,000, whether such amount results from one or more transactions.

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

In addition, Central Bank regulations require that Argentine banks undertake certain minimum procedures to prevent money laundering. CNV regulations also require that the issuers and traders of publicly traded securities in Argentina and those persons participating in financial trusts and common investment funds subject to the CNV's control comply with certain obligations and requirements relating to money laundering prevention and to the suppression of the financing of terrorism.

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

Personal Assets tax

Argentine entities, such as us, have to pay the personal assets tax on behalf of all Argentine and foreign individuals and undistributed estates of deceased individuals and foreign entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.5% and is levied on the valor patrimonial proporcional (equity value), or the book value, of the shares arising from the latest financial statements. Pursuant to the Personal Assets Tax Law, we are entitled to seek reimbursement of such paid tax from the applicable Argentine individuals and/or foreign shareholders, even by withholding and/or foreclosing the shares, or by withholding dividends.

Value added tax

The sale, exchange or other disposition of our Class B common shares or ADSs and the distribution of dividends are exempted from the value added tax.

Transfer taxes

The sale, exchange or other disposition of our Class B common shares or ADSs is not subject to transfer taxes.

Stamp taxes

Stamp taxes may apply in the City of Buenos Aires and in certain Argentine provinces in case transfer of our Class B common shares or ADSs is performed or executed in such jurisdictions by means of written agreements. Transfer of our Class B common shares is exempted from stamp tax in the City of Buenos Aires.

Other taxes

There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B common shares or ADSs. In addition, neither the minimum presumed income tax nor any local gross turnover tax is applicable to the ownership, transfer or disposition of our Class B common shares or ADSs.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland and the United Kingdom. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class B common shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be exempted from the payment of the personal assets tax.

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

Fees, expenses and payment of taxes

See Item 12. Description of Securities other than Equity Securities.

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

As of December 31, 2009, we have no material exposure to interest rate risk because only approximately 15.1% of our outstanding financial debt bears interest at variable rates.  In addition, we have no material exposure to commodity price risk because our commodities represent less than 1.7% of our operating expenses.

Foreign currency risk

We seek to hedge our exposure to exchange rate risk by maintaining cash and deposits in U.S. Dollars, and our cash and deposits in U.S. Dollars amounted to approximately U.S. $44.0million at December 31, 2009 (as compared to U.S.$27.8 million at December 31, 2008).  In addition, at December 31, 2009, approximately 6% of our operating expenses was denominated in U.S. Dollars (as compared to 3% of our operating expenses at December 31, 2008).  These costs are principally related to supplies, computer services, insurance and communications.

As of December 31, 2009, the potential loss to us that would result from a hypothetical 10% change in foreign currency exchange rates, after giving effect to the impact of the change on our asset and liabilities denominated in foreign currency as of December 31, 2009, would be approximately Ps. 54.9 million (as compared to approximately U.S.$84.6 million as of December 31, 2008), this decrease in the potential loss is primarily due the repurchases of our outstanding financial debt  during 2009..  The effect of such change on our financial expenses is difficult to quantify given the adjustment mechanisms of the CMM and the integral tariff revision relating to our costs, both of which would be triggered indirectly by an increase in foreign currency exchange rates.  The terms of our notes issued in the context of our debt restructuring allow us to suspend all principal and interest payments on these notes for 12 months in the event of a 20% or greater devaluation of the Peso in any consecutive 12-month period.

In 2008, in order to hedge against the risk of fluctuations in the Dollar-Peso exchange rate, we entered into several derivative financial instruments (EMTA basis), in order to cover interest payments on the Senior Notes due 2017 and Fixed Par Rate Notes due 2016 for the years 2008 and 2009.  These derivative financial instruments were terminated in December, 2009, and we have not entered into any new derivative instruments.

During the year ended December 31, 2009, the Company has entered into forward and futures contracts with the aim of using them as economic instruments in order to mitigate the risk generated by the fluctuations in the US dollar rate of exchange.

As of December 31, 2009, the Company has entered into contracts with Standard Bank Argentina S.A. and Banco Finansur S.A., the main features of which are as follow:

Entity	Contracted amount in thousands of US$	Average rate of exchange	Transaction date	Settlement date	Book value as of December 31, 2009 Assets (in thousands of Ps.)
Banco Finansur	9,000	4.1645	07/27/2009	04/30/2010	(1,81)
Banco Finansur	1,000	4.2420	07/27/2009	06/30/2010	(202)
Standard Bank	12,000	4.4475	09/30/2009	12/31/2010	(1,338)
Banco Finansur	33,000	4.2400	09/30/2009	10/31/2010	(1,532)
Standard Bank	10,000	4.4475	10/01/2009	12/31/2010	(1,115)
	65,000				(6,001)

We may use derivative instruments as an economic hedge to adjust our exposures or to reduce our costs of financing. Our hedging practices will be guided by the level of risk, expectations as to interest or exchange rate movements and the costs of using derivative instruments. We may enter into new derivative instruments or modify our practices at any time.

Item 12.	Description of Securities Other than Equity Securities

Persons depositing common shares or holders of ADRs will be required to pay certain fees and expenses, as described in the table below, which the depositary is entitled to deduct prior to making any cash dividend or other cash distribution on the deposited shares.

Persons depositing common shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property

Persons depositing common shares or ADS holders must pay:	For:
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS	• Any cash distribution to the holder of the ADSs

$0.02 (or less) per ADS per year	• Depositary services

A fee equivalent to the fee that would be payable if securities distributed to the holder of ADSs had been common shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

Registration or transfer fees	• Transfer and registration of common shares on our common share register to or from the name of the depositary or its agent when the holder of ADSs deposits or withdraw common shares.

Expenses of the depositary in converting foreign currency to U.S. Dollars
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or common share underlying ADSs, for example, stock transfer taxes, stamp duty or withholding taxes

Any charges incurred by the depositary or its agents for servicing the deposited securities	• No charges of this type are currently made in the Argentine market

Reimbursement of fees

The Bank of New York Mellon, as depositary, reimbursed us for certain expenses relating to our initial public offering and establishment of our ADR program in 2007.  Aside from that initial payment, we do not receive any reimbursement from the depositary for expenses we incur that related to the maintenance of the ADS program.

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

(a)  Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2009, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2009. The effectiveness of the Company´s internal control over financial reporting as of December 31, 2009 has been audited by Price Waterhouse & Co.S.R.L., an independent public accounting firm, as stated in their Report which appears here in.

 (c)  Attestation Report of the Registered Public Accounting Firm

Reference is made to the report of the Price Waterhouse & Co. S.R.L.on page F-2 of this annual report.

(d)  Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Our company adopted a code of ethics in 2003, which applies to all of our employees, including our principal executive, financial and accounting officers.  In 2009 we reviewed and updated our code of ethics, and we expect to post a copy of our revised code of ethics, in both English and Spanish, on our website at http://www.edenor.com.ar, as soon as practicable.

Item 16C.	Principal Accountant Fees and Services

Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers ) acted as our independent registered public accounting for the fiscal years ended December 31, 2009 and 2008.  The chart below sets forth the fees for services performed by Price Waterhouse & Co. S.R.L. related to fiscal year 2009 and 2008 (including related expenses), and breaks down these amounts by category of service in pesos:

	Year ended December 31,
	2009(1)		2008(2)

Audit fees	Ps.	1,439,164	Ps.	732,328
Audit-related fees		122,500		24,000
Total	Ps.	1,561,664	Ps.	756,328

(1) Includes the amount in fees billed in U.S. dollars, which, for the convenience of the reader, have been converted into Pesos at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2009 of Ps. 3.80 to U.S. $1.00.
(2) Includes the amount in fees billed in U.S. dollars, which, for the convenience of the reader, have been converted into Pesos at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2008 of Ps. 3.453 to U.S. $1.00.

All of our audit fees, and audit-related fees, contained in the above table were billed by Price Waterhouse & Co. S.R.L., independent registered public accounting firms.

Audit-related fees in the above table are the aggregate fees for services provided in connection with various corporate transactions and, such as review of corporate filings and certifications Audit Committee Pre-Approval Policies and Procedures.

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

In 2009 the Company did not purchased any owns equities securities.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Pursuant to Rule 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE), we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards.  Our corporate governance practices are governed by our bylaws, Argentine corporate and securities law (including the Business Companies Law, Decree N°677/01) and the regulations issued by the Argentine National Securities Commission (Comisión Nacional de Valores).

NYSE Listed Company Manual Section 303.A	Edenor’s Corporate Practices
Section 303A.01 Listed companies must have a majority of independent directors.
Edenor follows Argentine law, which does not require that a majority of the board of directors be comprised of independent directors.  Argentine law instead requires that public companies in Argentina have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the CNV.  As of today, four of Edenor’s twelve directors were independent under Argentine law and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Section 303A.02 To qualify as “independent,” directors must meet the independence tests specified by the NYSE.
In defining the “independence” of directors, CNV standards (General Resolution No. 400) are substantially similar to NYSE standards.  In order to meet the CNV definition of independence, independence is required with respect to the Company itself and to its shareholders with direct or indirect material holdings (35% or more). To qualify as an independent director, a director must not perform executive functions within the company.  Close relatives of any persons who would not qualify as “independent directors” shall also not be considered “independent.”

The board evaluates the independence of each director appointed to the audit committee.

Section 303A.03 Non-management directors must meet at regularly scheduled executive meetings not attended by management.
Neither Argentine law nor Edenor’s bylaws require that any such meetings be held.
Edenor’s board of directors as a whole is responsible for monitoring the company’s affairs. Under Argentine law, the board of directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the Company.  Also, it is mandatory for public companies to form a supervisory committee (Comisión Fiscalizadora), which is responsible for monitoring legal compliance by the Company under Argentine law and compliance with its by- laws and shareholders’ resolutions. The supervisory committee, without prejudice to the role of external auditors, is also required to present to the shareholders at the annual ordinary general meeting a written report on the reasonableness of the financial information of the Company’s annual report and the financial statements presented to the shareholders by Edenor’s board of directors. The supervisory committee also presents a report to the board of directors on Edenor’s quarterly financial statements. The members of the supervisory committee are not directors of the company.

Section 303A.04 Listed companies shall have a nominating/ corporate governance committee composed entirely of independent directors.
Neither Argentine law nor Edenor’s bylaws require the formation of a nominating committee nor a corporate governance committee.

The board of directors is permitted to and often does nominate board member candidates for consideration by the shareholders, who elect the board of directors.

The entire board of directors is charged with overseeing Edenor’s corporate governance practices.

Section 303A.05 Listed companies shall have a “compensation committee” comprised entirely of independent directors.
Neither Argentine law nor Edenor’s bylaws require the formation of a “compensation committee” and Edenor has no such committee.

Shareholders at the annual ordinary general meeting determine the fee paid to members of the board of directors.

The CEO of Edenor sets the salary of the other members of the senior management. The board of directors determines the salary of the CEO.

Section 303A.06  Listed companies must have an “audit committee” that satisfies the requirements of Rule 10A-3 under the Exchange Act.  Foreign private issuers must satisfy the requirements of Rule 10A-3 under the Exchange Act as of July 31, 2005.
Edenor is subject to and in compliance with §303A.06 and Rule 10A-3. Edenor’s audit committee consists entirely of independent members of Edenor’s board of directors.

Section 303A.07 The audit committee must comply with a number of criteria including requirements related to the qualifications of its members, the duties and responsibilities of its members, and internal and external audits.

F.    As a foreign private issuer, Edenor is not subject to §303A.07.  As such, Edenor’s audit committee charter may not provide for every one of the specific duties required by §303A.07.

The duties of the audit committee include monitoring Edenor’s internal control, administrative and accounting systems; supervising the application of Edenor’s risk management policies; providing the market adequate information regarding conflicts of interests that may arise between Edenor’s company and Edenor’s directors or controlling shareholders; rendering opinions on transactions with related parties; and supervising and reporting to regulatory authorities the existence of any kind of conflict of interest.

Under Argentine law, there is no requirement related to the financial expertise of the members of the audit committee.  However, the members of Edenor’s audit committee have extensive corporate and financial experience. At least one member of the audit committee has sufficient expertise as an external auditor to be recognized by the board of directors of Edenor as an “audit committee financial expert” as defined in Item 16A of Form 20F. In accordance with Edenor’s internal policies, Edenor’s audit committee must pre-approve all audit and non-audit services provided by external auditors.

Section 303A.08 Shareholders must be given the opportunity to vote on all equity-compensation plans.	Edenor does not have any equity compensation plans and therefore does not have in place procedures for shareholder approval of such plans.
Section 303A.09  Listed companies must adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and include such information on the company’s website, which should also include the charters of the audit committee, the nominating committee and the compensation committee.

Furthermore, the board of directors must make a self-assessment of its performance at least once a year to determine if it and its committees function effectively and report thereon.

Decree No. 677/01 (the “Transparency Decree”) requires Edenor to provide governance-related information in the annual reports to the CNV, including information relating to the decision- making organization (corporate governance), the company’s internal control system, norms for director and management compensation, stock- options, and any other compensation system applying to board members and managers.  All relevant information sent by the Company to the CNV is forwarded to the CNV through the CNV’s electronic financial reporting database and may be viewed by the public on the website of CNV.

Edenor’s Annual Report, financial statements and press releases may also be viewed on the Company’s Web site (www.edenor.com.ar).  Under Argentine law, the board’s performance is evaluated at the annual Shareholders’ Meeting.

Section 303A.10 Companies must adopt a Code of Business Conduct and Ethics.
Under Argentine law there is no requirement that companies adopt a code of conduct.  Nonetheless, our company adopted a code of ethics in 2003, which applies to all of our employees, including our principal executive, financial and accounting officers. Following the recent initial public offering of our company’s shares and ADSs, in 2009 we reviewed and updated  our code of ethics.

Section 303A.12(a) The CEO shall on a yearly basis certify to NYSE that he/she knows of no violation by the company of NYSE rules relating to corporate governance.
No similar obligation exists under Argentine legislation.  However, in accordance with Argentine law the directors of a company must annually submit for its shareholders’ approval such company’s annual report and financial statements at such company’s annual shareholders’ meeting. Also, Edenor discloses material events in regulatory filings both with the CNV in Argentina and with the SEC on form 6K in the United States (as “materiality” is understood in each of thoserespective jurisdictions). Under applicable rules of the NYSE, Edenor is required to disclose to the NYSE certain changes in its audit committee, including any change that affects the committee’s independence.

Section 303A.12(b) The CEO shall promptly notify the NYSE in writing after any executive officer of the company becomes aware of any material non-compliance with any applicable provisions of Section 303A of the Listed Company Manual.
Edenor is subject to and complies with §303A.12(b), to the extent that it relates to the sections of the NYSE Listed Company Manual that apply to foreign private issuers.

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

12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Index to financial statements

Audited Financial Statements	Page

Report of Independent Registered Public Accounting Firm Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, for the year ended December 31, 2008 and 2009	F-2

Report of Independent Registered Public Accounting Firm Deloitte & Co. S.R.L., member firm of Deloitte & Touche Tohmatsu, for the years ended December 31, 2007	F-3

Balance Sheets as of December 31, 2009 and 2008	F-4

Statements of Income for the years ended December 31, 2009, 2008 and 2007	F-5

Statements of Changes in Shareholders’ Equity for the years ended December 31, 2009, 2008 and 2007	F-6

Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007	F-7

Notes to the Financial Statements	F-8

INDEPENDENT AUDITORS’ REPORT

Price Waterhouse & Co. S.R.L.
Firma miembro de PricewaterhouseCoopers
Bouchard 557, piso 7°
C1106ABG - Ciudad de Buenos Aires
Tel.: (54-11) 4850-0000
Fax: (54-11) 4850-1800
www.pwc.com/ar

Report of Independent Registered Public Accounting Firm

To the Shareholders, President and Directors of
Empresa Distribuidora y Comercializadora Norte
Sociedad Anónima (Edenor S.A.)

In our opinion, the accompanying balance sheet and the related statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Edenor S.A. at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15 to the Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 27 to the financial statements.

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

Autonomous City of Buenos Aires, June 7, 2010.

PRICE WATERHOUSE & CO. S.R.L.

/s/ Daniel A López Lado
Daniel A López Lado (Partner)

Deloitte & Co. S.R.L.
Florida 234, Piso 5°
C1005AAF
Ciudad Autónoma
de Buenos Aires
Argentina

Tel: (54-11) 4320-2700
Fax: (54-11) 4325-8081
www.deloitte.com

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS OF EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.:

We have audited the statements of income and cash flows for the year ended December 31, 2007 of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (an Argentine Corporation) (the “Company”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2007 of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. in accordance with accounting principles generally accepted in Buenos Aires City, Argentina.

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

Accounting principles generally accepted in Buenos Aires City, Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). A description of the significant differences between such principles and those accounting principles generally accepted in the United States of America and the effect of those differences on the determination of the results of operations for the year ended December 31, 2007, and the additional disclosures required under US GAAP, are set forth in Note 27 to the accompanying financial statements.

Buenos Aires City, Argentina
June 25, 2008

Deloitte & Co. S.R.L.

/s/ Daniel Horacio Recanatini
Daniel Horacio Recanatini (Partner)

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its Member Firms.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008

(stated in thousands of pesos)

	2009	2008
CURRENT ASSETS
Cash and banks	8,685	6,061
Investments (Note 26 Exhibit D)	219,687	121,019
Trade receivables (Note 4)	389,236	400,491
Other receivables (Note 5)	61,098	42,801
Supplies	14,854	16,705
Total Current Assets	693,560	587,077

NON-CURRENT ASSETS
Trade receivables (Note 4)	87,047	111,370
Other receivables (Note 5)	88,756	99,472
Investments in other companies (Note 26 Exhibit C)	408	397
Investments (Note 26 Exhibit D)	0	67,212
Supplies	18,584	12,844
Property, plant and equipment (Note 26 Exhibit A)	3,482,386	3,256,258
Total Non-Current Assets	3,677,181	3,547,553

Total Assets	4,370,741	4,134,630

CURRENT LIABILITIES
Trade accounts payable (Note 6)	347,782	339,261
Loans (Note 7)	82,988	27,245
Salaries and social security taxes (Note 8)	118,377	94,787
Taxes (Note 9)	140,301	111,021
Other liabilities (Note 10)	8,012	10,514
Accrued litigation (Note 26 Exhibit E)	62,813	52,756
Total Current Liabilities	760,273	635,584

NON-CURRENT LIABILITIES
Trade accounts payable (Note 6)	46,854	40,154
Loans (Note 7)	707,499	913,148
Salaries and social security taxes (Note 8)	43,673	40,090
Taxes (Note 9)	9,374	0
Other liabilities (Note 10)	610,775	369,010
Accrued litigation (Note 26 Exhibit E)	10,084	45,078
Total Non-Current Liabilities	1,428,259	1,407,480
Total Liabilities	2,188,532	2,043,064

SHAREHOLDERS' EQUITY (as per related statements)	2,182,209	2,091,566
Total Liabilities and Shareholders' Equity	4,370,741	4,134,630

The accompanying notes 1 through 27 are an integral part of these financial statements.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(stated in thousands of pesos)
	2009	2008	2007
Net sales (Note 11)	2,077,860	2,000,198	1,981,928
Electric power purchases	(1,003,362)	(934,660)	(889,885)

Gross margin	1,074,498	1,065,538	1,092,043

Transmission and distribution expenses (Nota 26 Exhibit H)	(548,583)	(497,870)	(417,553)
Selling expenses (Nota 26 Exhibit H)	(158,956)	(126,016)	(120,633)
Administrative expenses (Nota 26 Exhibit H)	(176,567)	(138,737)	(124,656)

Subtotal	190,392	302,915	429,201

Other Income (Expense), net (Note 12)	23,290	(29,825)	996

Financial income (expense) and holding gains (losses)
Generated by assets
Exchange difference	21,402	8,139	(855)
Interest	16,204	9,772	13,426
Holding results (Note 22)	37,589	(7,300)	135
Generated by liabilities
Financial expenses (*)	(11,713)	(9,964)	(21,042)
Exchange difference	(99,096)	(92,707)	(29,938)
Interest	(87,739)	(95,273)	(74,508)

Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other receivables (Notes 13)	3,413	13,454	(29,618)
Adjustment to present value of notes (Note 3.j)	(5,243)	(8,457)	(21,495)
Gain (loss) from the purchase and redemption of notes (Note 14)	73,523	84,555	(10,228)
Adjustment to present value of purchased and redeemed notes (Nota 3.j y 14)	7,932	8,980	(8,632)

Ordinary income before taxes	169,954	184,289	247,442
Income tax (Note 3.m)	(79,311)	(61,174)	(124,984)

Net ordinary income for the year	90,643	123,115	122,458

Earnings per common share	0.101	0.137	0.135

(*) The breakdown of financial expenses is as follows:

	2009	2008	2007
Fees related to the Corporate Notes Issuance Program (Note 14)	0	0	(7,403)
Financial assistance Electricidad Argentina S.A. (Note 15)	(9,306)	(7,943)	(6,219)
Withholding income tax and other financial expense	(2,407)	(2,021)	(7,420)
Total	(11,713)	(9,964)	(21,042)

The accompanying notes 1 through 27 are an integral part of these financial statements.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(stated in thousands of pesos)
	Shareholders’ contributions						Retained earnings
	Nominal Value	Adjustment to	Additional	Nominal Value Treasury Stock	Adjustment to Capital Treasury Stock		Appropriated Retained Earnings	Unappropriated (Accumulated Deficit) Retained
	(Note 16.a)	Capital	Paid-in Capital	Note 1	Note 1	Total	Legal Reserve	Earnings	Total

Balance as of December 31, 2006	831,610	996,489	-	-	-	1,828,099	53,320	(211,069)	1,670,350

Capital increase resolved by the Board of Directors’ meeting held on June 14, 2007, as per the powers granted by the Shareholders’ Meeting of June 7, 2006	74,845	-	106,928	-	-	181,773	-	-	181,773

Net income for the year	-	-	-	-	-	-	-	122,458	122,458

Balance as of December 31, 2007	906,455	996,489	106,928	-	-	2,009,872	53,320	(88,611)	1,974,581

Absorption of accumulated deficit resolved by the Shareholders’ Meeting held on April 15, 2008	-	-	(88,611)	-	-	(88,611)	-	88,611	-

Acquisition of treasury shares	(9,412)	(10,347)	-	9,412	10,347	-	-	(6,130)	(6,130)

Net income for the year	-	-	-	-	-	-	-	123,115	123,115

Balance as of December 31, 2008	897,043	986,142	18,317	9,412	10,347	1,921,261	53,320	116,985	2,091,566

Absorption resolved by the General Annual Meeting held on March 31, 2009 (Note 16.d)							6,156	(6,156)	-

Net income for the year	-	-	-	-	-	-	-	90,643	90,643

Balance as of December 31, 2009	897,043	986,142	18,317	9,412	10,347	1,921,261	59,476	201,472	2,182,209

The accompanying notes 1 through 27 are an integral part of these financial statements.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(stated in thousands of pesos)
	2009	2008	2007

Cash flows from operating activities
Net income for the year	90.643	123.115	122.458

Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Depreciation of property, plant and equipment (Note 26 Exhibit A)	175.419	170.263	174.357
Retirement of property, plant and equipment (Note 26 Exhibit A)	2.763	1.910	1.105
Gain from investments in related company SACME S.A. (Note 26 Exhibit C)	(11)	(7)	(12)
Loss (gain) from investments	26.379	(4.310)	(8.467)
Gain (loss) from the purchase and redemption of notes (Note 14)	(73.523)	(84.555)	10.228
Adjustment to present value of purchased and redeemed notes (Nota 3.j y 14)	(7.932)	(8.980)	8.632
Adjustment to present value of notes (Note 3.j)	5.243	8.457	21.495
Exchange difference and interest on loans	178.586	232.743	69.541
Recovery of the accrual for tax contingencies (Note 26 Exhibit E)	(35.553)	0	0
Income tax (Note 3.m)	79.311	61.174	124.984
Allowance for doubtful accounts (Note 26 Exhibit E)	13.547	17.107	14.383
Recovery of allowance for doubtful accounts (Note 26 Exhibit E)	(26.956)	(24.016)	0
Allowance for other doubtful accounts (Note 26 Exhibit E)	3.335	1.673	600
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other receivables (Note 13)	(3.413)	(13.454)	29.618

Changes in assets and liabilities:
Net decrease (increase) in trade receivables	48.070	(49.454)	(223.117)
Net decrease (increase) in other receivables	5.342	(33.350)	(8.385)
(Increase) decrease in supplies	(3.889)	7.384	(18.377)
Increase in trade accounts payable	15.221	27.797	52.728
Increase in salaries and social security taxes	27.173	50.279	12.865
(Decrease) increase in taxes	(56.915)	26.380	22.449
Increase in other liabilities	239.118	78.077	17.748
Net increase in accrued litigation	10.616	15.123	16.191

Financial interest paid (net of interest capitalized) (Notes 3.g and 18.b)	(76.827)	(62.685)	(25.484)
Financial and commercial interest collected (Note 18.b)	32.230	6.872	11.642

Net cash flows provided by operating activities	667.977	547.543	427.182

Cash flows from investing activities
Additions of property, plant and equipment (1)	(404.165)	(325.380)	(336.851)
Net cash flows used in investing activities	(404.165)	(325.380)	(336.851)

Cash flows from financing activities
Decrease (increase) in current and non current investments	13.614	(67.893)	0
Adquisition of treasury shares (Note 1)	0	(6.130)	0
Net decrease in loans	(175.453)	(122.939)	(203.579)
Capital increase	0	0	181.773
Net cash flows used in financing activities	(161.839)	(196.962)	(21.806)

Net increase in Cash and Cash Equivalents	101.973	25.201	68.525
Cash and Cash Equivalents at the beginning of year	126.399	101.198	32.673
Cash and Cash Equivalents at the end of year	228.372	126.399	101.198

(1)	Net of 145 and 8,276 Software lease agreement (Note 3.g) as of December 31, 2009 and 2008, respectively and 2,066 Capital investments fund - CAMMESA (Note 17.b) as of December 31, 2008.

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

On June 14, 2007, the Board of Directors approved the final report on Edenor’s capital increase and public offering process. As a result of the above-mentioned process, the Company’s Class B shares and American Depositary Shares (“ADSs”), representing Class B shares, are traded on the Buenos Aires Stock Exchange and the New York Stock Exchange, respectively. The final capital increase, as resolved by the above-mentioned Board of Directors, amounted to nine percent (9%) which is represented by 74,844,900 (seventy-four million eight hundred forty-four thousand nine hundred) new shares subscribed at the international primary offering, fully placed as 3,742,245 ADS. It was also reported that a secondary international offering was made on this date of 207,902,540 Class B shares.

The aforementioned issuance was carried out at a price of 2.62 per share. Taking into account that the nominal value of each share is 1.00, an additional paid-in capital, amounting to 121,249, was recorded.

For the year ended December 31, 2007, expenses incurred by the Company in relation to this process amounted to 14,321, which have been offset against the aforementioned additional paid-in capital, in accordance with the provisions of section No. 202 of the Argentine Business Organizations Law No. 19,550. The resulting balance of the additional paid-in capital, net of expenses, which amounted to 106,928, was partially used to absorb the accumulated deficit on April 15, 2008.

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

The Company was notified that on June 22, 2007, the shareholders of Dolphin Energía S.A. and IEASA S.A. (that own 100% of the stock of Electricidad Argentina S.A., the controlling company of Edenor S.A.) and Pampa Energía S.A. entered into a memorandum of understanding whereby it was agreed that the totality of the capital stock of Dolphin Energía S.A. and IEASA S.A. would be exchanged for common shares of Pampa Energía S.A.

Furthermore, the Company received a notice from EASA whereby it was informed that the exchange for shares described in the preceding paragraph had formally been agreed upon on September 28, 2007 under a Stock Subscription Agreement entered into by Pampa Energía S.A., Marcos Marcelo Mindlin, Damián Miguel Mindlin, Gustavo Mariani, Latin American Energy LLC, New Equity Ventures LLC and Deutsche Bank AG, London Branch. Moreover, on such date, Pampa Energía S.A. acquired 100% of the capital stock of Dolphin Energía S.A. and IEASA S.A, which together own 100% of the capital stock of EASA.

On October 23, 2008, the Company’s Board of Directors decided to launch a public offering for the acquisition of the Company’s own shares pursuant to both the terms of Section 29, Chapter XXVII, Book 9 of the National Securities Commission’s regulations and the provisions of Section 68 of Law No. 17,811 (as amended by Decree No. 677/2001).
The shares acquired by virtue of the aforementioned provisions shall be sold by the Company within a maximum period of three years as from acquisition date, unless such period is extended by the Ordinary Shareholders’ Meeting.

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

As of December 31, 2008 the Company acquired, through both acquisition processes, a total of 9,412,500 class B shares with a nominal value of 1 peso each at an acquisition cost of 6,130

On March 17, 2009, the 120-calendar-day period stipulated in the terms and conditions for the repurchase of treasury shares, that had commenced on November 18, 2008, came to an end.

As of December 31, 2009 and 2008, the Company’s capital stock, represented by 906,455,100 shares is comprised of the following (Note 16.a):

Holder	Number of shares	Class	% held
EASA (1)	462,292,111	“A”	51.00
Market in general (2)	442,210,356	“B”	48.78
Banco Nación (3)	1,952,604	“C”	0.22
New Equity Ventures LLC	19	“B”	0
EDF Internacional S.A.	10	“B”	0

(1) The shares are pledged in favor of the Argentine Government as evidenced by the certificate issued by Caja de Valores.
(2) Includes 9,412,500 treasury shares as of December 31, 2009 and 2008.
(3) Trustee of the Employee Stock Ownership Program.

On July 19, 2006, EASA carried out a restructuring of the totality of its financial debt. If EASA did not comply with its payment obligations under the new debt, its creditors could obtain an attachment order against the Company’s Class A shares held by them, and, consequently, the Argentine Government would be entitled, as stipulated in the concession agreement, to foreclose on the pledged shares, with an adverse effect on the results of its operations.

2.	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

Financial statements presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the City of Buenos Aires, Argentina (hereinafter “Argentine GAAP”) and the criteria established by the National Securities Commission (CNV), taking into account that which is mentioned in the following paragraphs.

The amounts of these financial statements are stated in thousands of Argentine pesos.

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

With regard to the impact of the application of the change mentioned in the preceding paragraph under (i) on the Company’s property, plant and equipment, said change does not have a significant impact on the Company’s financial position or net income for the year ended December 31, 2009, given that the fair value (defined as the discounted value of net cash flows arising from both the use of the assets and their final disposal) exceeds their recorded value (Note 3.g).

With regard to item (ii), the Company has decided to disclose said effect in a note to the financial statements. Had the Company chosen to recognize the effect of the adjustment for inflation of its property, plant and equipment as a temporary difference, as of December 31, 2009 a deferred tax liability of approximately 383,241 and a credit to net income for the year, under the income tax account, amounting to 26,980, would have been recorded (Note 3.m).

Additionally, had the Company elected to recognize a deferred tax liability, in subsequent years, the Company would have recorded an income tax expense that would have been lower than the income tax expense that will be recorded as a result of maintaining the criterion applied up to the moment, whose distribution in subsequent years has been estimated as follows:

Year	Effect on deferred tax result Nominal value
2010	25,011
2011	24,084
2012 – 2016	106,866
2017 – 2021	88,058
Remainder	139,222
Total	383,241

Furthermore, on March 20 and June 12, 2009, the FACPCE approved TR Nos. 26 and 27 "Adoption of the International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board (IASB)” and “Changes to TR Nos. 6, 8, 9, 11, 14, 16, 17, 18, 21, 22, 23 and 24” respectively, which will be in effect for fiscal years beginning as from January 1, 2011. Additionally, the aforementioned TR have been approved by the Board of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires through Resolution No. 52/2009.

Furthermore, on December 29, 2009, the CNV issued Resolution No. 562, according to which those entities that make a public offering of their capital stock or corporate notes pursuant to Law No. 17,811, or have requested authorization for their being included in such public offering regime would be required to comply with the provisions of TR No. 26. The application of such regulations will be mandatory for the Company as from the fiscal year beginning January 1, 2012.

On April 27, 2010, the Company’s Board of Directors approved the specific implementation plan required by General Resolution No. 562 of the National Securities Commission. Such approval was informed as a relevant fact on April 28, 2010.

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

3.	VALUATION CRITERIA

The main valuation criteria used in the preparation of these financial statements are as follow:

a)	Cash and banks:

-	In local currency: at nominal value.
-	In foreign currency: at the exchange rate in effect as of the end of each year. The corresponding detail is disclosed in Note 26 Exhibit G.

b)	Current investments:

-	Time deposits, which include the portion of interest income accrued through the end of each year.
-	Money market funds, which have been valued at the prevailing market price as of the end of each year.
-	Corporate notes, which have been valued at the prevailing market price as of the end of each year.

c)	Trade receivables:

-	Services rendered and billed but not collected, and services rendered but unbilled as of the end of each year, at nominal value, except for those indicated in the following paragraphs;
-
Services rendered but unbilled as of the end of each year, arising from the retroactive increase deriving from the application of the electricity rate schedule resulting from the RTT (Note 17.b) have been valued on the basis of the best estimate of the amount to be collected, discounted at a 10.5% annual nominal rate, which, in accordance with the Company’s criterion, reasonably reflected market assessments of the time value of money and risks specific to the receivable at the time of their initial measurement.

-
The amounts owed by the Government of the Province of Buenos Aires under the Framework Agreement (Note 13) have been valued as of December 31, 2009 on the basis of the best estimate of the amount to be collected, discounted at a 19.62% annual nominal rate, which, in accordance with the Company’s criterion, reasonably reflected market assessments of the time value of money and risks specific to the receivable at the time of their initial measurement.

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

Liabilities, excluding loans, have been valued at nominal value including, if any, interest expense accrued as of the end of each year. The values thus obtained do not differ significantly from those that would have been obtained if the Argentine GAAP had been applied, inasmuch as they establish that they must be valued at their estimated cash price at the time of the transaction, plus interest and implicit financing components accrued on the basis of the internal rate of return determined at such opportunity.

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

-
50% interest held in the related company SACME S.A. (a company organized by means of equal contributions by distribution companies EDENOR S.A. and EDESUR S.A. in accordance with the Bid Package). SACME S.A. is in charge of monitoring the electric power supplied to the aforementioned distributors.  As of December 31, 2009 and 2008, the investment in SACME has been recorded at its equity value (Note 26 Exhibit C).

In order to determine the equity value, the audited financial statements of SACME S.A. as of December 31, 2009 and 2008 have been used. The accounting principles used by SACME are similar to those applied by EDENOR for the preparation of its financial statements.

-
Corporate Notes of Central Térmica Güemes: As of December 31, 2008, the aforementioned corporate notes have been valued at their acquisition value plus interest income accrued translated into pesos at the rate of exchange in effect as of year-end.

As of December 31, 2008, interest income accrued was disclosed in current investments and amounted to 393 (Note 26 Exhibit D).

During the period ended March 31, 2009, the Company sold the aforementioned corporate notes, which resulted in a loss of 4,679 that has been included in the Financial income (expense) and Holding gains (losses) generated by assets account of the Statement of Income under Holding results.

-
Municipal Financial Restructuring Bonds (Municipal Bonds) issued pursuant to Law No. 11,752 of the Province of Buenos Aires: As of December 31, 2008, they were valued at their acquisition value, including the inflation-linked CER (“benchmark stabilization coefficient”) adjustment and interest accrued at an annual rate of 4%.

On December 29, 2009, the Company sold the aforementioned Municipal Bonds. This transaction resulted in a loss of 1,756 that has been included in the Financial income (expense) and Holding gains (losses) generated by assets account of the Statement of Income under Holding results.

-
Discretionary trust: As of December 31, 2008, its value has been based upon the market price of the securities kept by the trustee translated into pesos at the rate of exchange in effect as of year-end.

On September 3, 2009, the discretionary trust was dissolved and the trust property was liquidated and transferred to the Company (Note 22).

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

In accordance with the provisions of TR No. 17, financial costs in relation to any given asset may be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period;  the necessary activities to put the asset in a condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or start up of other assets, depending on the purpose pursued with its production, construction, assembly or completion. The Company capitalized financial costs on property, plant and equipment from 1997 to 2001, from 2006 through 2008 and during the year ended December 31, 2009. Financial costs capitalized for the years ended December 31, 2009 and 2008 amounted to 24,966 and 31,477, respectively.

During the years ended December 31, 2009 and 2008, direct and indirect costs capitalized amounted to 49,566 and 41,464 respectively.

Furthermore, on May 19, 2008 the Company entered into a software lease agreement, which, in accordance with the provisions of section 4.1 of Technical Resolution No. 18 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, has been considered as a Finance Lease. Additionally, on November 27, 2008 the aforementioned agreement was amended so as to extend its scope.
Common characteristics of these lease contracts are that they transfer substantially all the risks and rewards incident to the ownership of the leased asset, whose ownership title may be transferred or not. In consideration thereof, the Company (lessee) agrees to make one or more payments that cover the current value of the asset and the corresponding financial charges.
For this concept, the Company has recorded 11,849 and 10,103 in the Property, plant and equipment account (Note 26 Exhibit A), and 3,744 and 8,276 in Other Liabilities under Other (Note 10) as of December 31, 2009 and 2008, respectively, and 1,088 and 589 in the Statement of Income under Financial interest as of December 31, 2009 and 2008, respectively.

The recorded value of property, plant and equipment, taken as a whole, does not exceed their recoverable value as of the end of each year.

h)	Allowances (Note 26 Exhibit E):

Allowance for doubtful accounts: it has been recorded to adjust the valuation of trade receivables and other receivables up to their estimated recoverable value. The amount of the allowance has been determined based on the historical series of collections for services billed through the end of each year and collections subsequent thereto.

Additionally, for purposes of calculating the amount of the allowance, the Company has considered a detailed analysis of accounts receivable in litigation.

The evolution and balances of allowances have been disclosed in Note 26 Exhibit E.

i)	Accrued litigation:

Amounts have been accrued for several contingencies.

1)
The Company is a party to certain lawsuits and administrative proceedings in several courts and government agencies, including certain tax contingencies arising from the ordinary course of business.  The Argentine tax authority (“AFIP”) had challenged certain income tax deductions related to allowances for doubtful accounts made by the Company on its income tax returns for fiscal years 1996, 1997 and 1998, and had assessed additional taxes for approximately 9,300. Tax related contingencies were subject to interest charges and, in some cases, to fines. For these concepts, the Company had recorded an accrual for 29,521. This matter was on appeal to the Federal Tax Court and the Federal Appellate Court in Administrative Matters. During the appeal process, payment of such claim had been suspended.

On April 27, 2009, the Company adhered to the tax regularization plan established in Law No. 26,476. The main features of the aforementioned moratorium are as follow:
- Waiver of fines and penalties on which no final judgment has been issued at the time of adherence to the regularization plan;
- Waiver of late payment/default and penalty interest in the amount exceeding 30 % of the principal owed;
- An initial payment equal to 6% of the debt existing at the time of adherence to the regularization plan;
- The remaining balance payable in 120 monthly installments with a 0.75% monthly interest rate.
- 30% to 50% reduction in tax agents and AFIP attorneys’ fees.
In accordance with the assessment of the tax regularization plan, the Company’s debt amounted to 12,122. During the year ended December 31, 2009, the Company paid for this concept an amount of 1,487, thus the remaining balance of the Company’s debt totals 10,635 (Note 9).

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

As of December 31, 2009 and 2008, the notes issued in United States dollars (Note 14) have been valued on the basis of the best estimate of the amount to be paid, discounted at a 10.5% annual nominal rate, which, in accordance with the Company’s criterion, reasonably reflects market assessments of the time value of money and specific debt risks.

The adjustment to present value of future cash flows of the notes, at the market rate in effect at the time of the initial measurement, generated losses of 5,243 and 8,457 as of December 31, 2009 and 2008, respectively.

During the years ended December 31, 2009, 2008 and 2007, the Company purchased at market prices and in successive operations all “discount notes” and part of the “fixed rate par notes” due in 2016 and 2017, for nominal values of US$ 86,038 thousand, US$ 50,033 thousand and US$ 283,726 thousand, respectively (Note 14).

As of December 31, 2009, the principal outstanding balance of the notes amounts to 746,906 (Notes 7 and 14).

The rest of the financial debts have been valued at nominal value plus interest expense accrued as of the end of each year. The values thus obtained do not differ significantly from those that would have been obtained if the Argentine GAAP had been applied, inasmuch as they establish that financial debts must be valued in accordance with the amount of money delivered and received, respectively, net of the transaction costs, plus financial results accrued on the basis of the internal rate of return estimated at the time of their initial recognition.

“Derivative financial instruments” (Note 23) have been valued in accordance with the provisions of section 2 of Technical Resolution No. 18 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), which require that all derivative financial instruments be recognized as either assets or liabilities at their fair value, regardless of whether they are designated as hedging instruments or not.
Furthermore, the changes in the accounting basis of financial instruments have been recognized by the Company in the Financial income (expense) and holding gains (losses) generated by liabilities account of the Statement of Income under Exchange difference with a contra-account in Current Liabilities – Loans under Derivative financial instruments and under Interest as of December 31, 2009 and 2008, respectively (Note 7).

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

The Treasury Stock account represents the nominal value of the Company’s own shares acquired by the Company (Note 1)

l)	Statement of income accounts:

-	The accounts that accumulate monetary transactions have been disclosed at their nominal values.
-	Financial income (expense) and holding gains (losses) have been disclosed separately under income (expense) generated by assets and by liabilities.
-	The adjustment to present value of the notes is stated at nominal value.
-
The adjustment to present value of trade receivables related to the application of the retroactive tariff increase agreed upon in the Adjustment Agreement and the Framework Agreement is stated at nominal value.

m)	Income tax and tax on minimum presumed income:

The Argentine GAAP require the application of the deferred tax method to account for income tax. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes. Regarding the restatement of property, plant and equipment to reflect the effects of inflation, the Company has applied Resolution MD (the Board) No. 11/03 of the CPCECABA and General Resolution No. 487/06 of the CNV (Note 2 – Basis of presentation of the financial statements).

The reconciliation between the income tax as charged to the statement of income for the years ended December 31, 2009, 2008 and 2007, and the amount that would result from applying the tax rate in effect (35%) to the income before taxes for each year, is as follows:

	2009	2008	2007
Income for the year before taxes	169,954	184,289	247,442
Applicable tax rate	35%	35%	35%
Income for the year at the applicable tax rate	59,484	64,501	86,605
Permanent differences
Adjustment for inflation of property, plant and equipment	26,980	30,404	31,300
Accruals and other	(7,153)	(33,731)	4,858
Total income tax charge for the year before allowance for impairment of value of deferred tax assets	79,311	61,174	122,763
Increase in allowance for impairment of value of deferred tax assets	0	0	2,221
Total income tax charge for the year	79,311	61,174	124,984
Adjustment of Income Tax Return	1,636	0	0
Variation between deferred assets (liabilities) charged to income	14,623	38,571	(124,984)
Income tax for the year	95,570	99,745	0

Allowance for impairment of value of deferred tax assets
Balance at beginning of year	0	34,482	32,261
Use of the allowance	0	(34,482)	0
Increase in the allowance for impairment of value of deferred tax assets	0	0	2,221
Balance at end of year	0	0	34,482

Additionally, the breakdown of deferred tax assets and liabilities as of December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
Non-current deferred tax assets
Tax-loss carry forward	4,293	8,316	42,798
Accruals	127,033	74,823	45,926
Other	14,058	15,577	23,322
	145,384	98,716	112,046

	2009	2008	2007
Non-current deferred tax liabilities
Property, plant and equipment and other	(58,309)	(17,948)	(35,367)

Net deferred tax assets before allowance for impairment of value of deffered tax assets	87,075	80,768	76,679
Allowance for impairment of value of deffered tax assets	0	0	(34,482)
Net deffered tax assets	87,075	80,768	42,197

	2009	2008	2007
Net deferred tax assets - Initial balance	80,768	42,197	167,181
Use of tax loss carryforward	(8,316)	0	0
Variation between deferred assets (liabilities) charged to income	14,623	38,571	(124,984)
Net deferred tax assets - Ending balance	87,075	80,768	42,197

Additionally, as of December 31, 2008, the Company had tax credits on minimum presumed income for payments made in prior years. This tax is complementary to the income tax. The Company’s tax obligation for a given year will be equal to the higher of these taxes. However, should the tax on minimum presumed income exceed income tax in any given fiscal year, such excess will be eligible for credit against a partial payment of any excess of the income tax over the tax on minimum presumed income that may arise in any of the ten subsequent fiscal years.

As of December 31, 2009, no minimum presumed income tax charge has been recorded due to the fact that it is lower than the charge of the income tax accrual.

n)	Operating leases

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

As of December 31, 2009, 2008 and 2007, future minimum lease payments with respect to operating leases are as follow:

	2009	2008	2007
2008	0	0	2,052
2009	0	6,031	179
2010	8,400	5,934	147
2011	2,645	2,275	147
2012	336	259	147
2013	209	203	147
2014	147	147	0
2015	147	0	0
Total future minimum lease payments	11,884	14,849	2,819

Total rental expenses for all operating leases for the years ended December 31, 2009, 2008 and 2007 are as follow:

	2009	2008	2007
Total lease expenses	8,478	5,013	2,405

As lessor, Edenor has entered into several operating lease contracts with certain cable television companies granting them the right to use the poles of the Company’s network. Most of such lease contracts include automatic renewal clauses.

As of December 31, 2009, 2008 and 2007, future minimum lease collections with respect to operating leases are as follow:

	2009	2008	2007
2008	0	0	9,680
2009	0	10,303	7,577
2010	12,831	1,490	14
2011	12,294	0	9
2012	2,167	0	9
2013	75	0	0
2014	18	0	0
2015	0	0	0
Total future minimum lease collections	27,385	11,793	17,289

Total rental income for all operating leases for the years ended December 31, 2009, 2008 and 2007, is as follows:

	2009	2008	2007
Total lease income (Note 11)	13,582	10,463	10,745

o)	Labor cost liabilities and early retirements payable:

They include the following charges:
-	for supplementary benefits of leaves of absence derived from accumulated vacation,
-
for seniority-based bonus to be granted to employees with a specified number of years of employment, as stipulated in collective bargaining agreements in effect. As of December 31, 2009 and 2008, the accrual for such bonuses amounted to 9,064 and 8,001, respectively (Note 8), and

-
for other personnel benefits (pension plan) to be granted to employees upon retirement, as stipulated in collective bargaining agreements in effect. As of December 31, 2009 and 2008, the accrual for these benefits amounted to 24,820 and 18,048, respectively (Note 8).

Liabilities related to the above-mentioned seniority-based bonus and other personnel benefits (pension plans) to be granted to employees, have been determined taking into account all rights accrued by the beneficiaries of both plans as of December 31, 2009 and 2008, respectively, on the basis of actuarial studies conducted by an independent actuary as of December 31, 2009 and 2008. Such liabilities have been disclosed under the “Salaries and social security taxes” account as seniority-based bonus and other personnel benefits, respectively (Note 8).

Early retirements payable corresponds to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which as of December 31, 2009 and 2008 amount to 6,185 and 6,815 (current) and 9,789 and 14,041 (non-current), respectively (Note 8).

The periodical components of the personnel benefits plan for the years ended December 31, 2009, 2008 and 2007, which are disclosed in Other income (expense), net under Voluntary retirements – bonuses (Note 12), are as follow:

	2009	2008	2007
Cost	1,608	1,488	1,125
Interest	4,843	4,441	2,874
Amortization of recognized net actuarial loss	1,314	779	760
	7,765	6,708	4,759

The detail of the variations in the Company’s payment commitments under the personnel benefits plan as of December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
Payment commitments under the personnel benefits plan at the beginning of the year	26,623	19,083	15,352
Cost	1,608	1,488	1,125
Interest	4,843	4,441	2,874
Actuarial loss	(886)	3,638	761
Benefits paid to participating employees	(993)	(2,027)	(1,029)
Payment commitments under the personnel benefits plan at the end of the year	31,195	26,623	19,083

Payment commitments under the personnel benefits plan at the end of the year	31,195	26,623	19,083
Unrecognized net actuarial loss	(6,375)	(8,575)	(5,716)
Total personnel benefits plan (Note 8)	24,820	18,048	13,367

Actuarial assumptions used were the following:

	2009	2008	2007
Discount rate	25%	18%	21%
Salary increase	15%	15%	20%
Inflation	11.5%	11.5%	14%

The actuarial method used by the Company is the “Projected Unit Credit Method”.

As of December 31, 2009 and 2008, the Company does not have any assets related to the personnel benefit plan (pension plan).

p)	Customer deposits and contributions:

Customer deposits:

Under the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:
1.	When the power supply is requested and the user is unable to provide evidence of his legal ownership of the premises;
2.	When service has been suspended more than once in one-year period;
3.	When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).
4.	When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

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

It has been computed on the basis of the number of shares outstanding as of December 31, 2009 and 2008 which amounts to 897,042,600 (net of the treasury shares as of December 31, 2009 and 2008 for 9,412,500). There is no earning (loss) per share dilution, as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

t)	Segment information:

In accordance with the provisions of TR No. 18, the Company is required to disclose segment information provided certain requirements are met. This Resolution establishes the criterion to be followed for reporting information on operating segments in annual financial statements, and requires the reporting of selective information on operating segments in interim financial reports. Operating segments are those components of the Company’s activity about which different financial information may be obtained, whether for the allocation of resources or the determination of an asset’s performance. TR No. 18 also establishes the criterion to be applied by the Company to disclose its services, geographical areas and major customers.

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

The Company operates mainly in Argentina. Its business may be affected by inflation, currency devaluation, regulations, interest rates, price controls, changes in governmental economic policies, taxes and other political and economic-related issues affecting the country. The majority of the Company’s assets are either non-monetary or denominated in Argentine pesos, whereas the majority of its liabilities are denominated in U.S. dollars. As of December 31, 2009, a minimum portion of the Company’s debts accrues interest at floating rates; consequently the Company’s exposure to interest rate risk is limited (Note 14).

As of December 31, 2009, the Company has entered into forward and futures contracts with the aim of mitigating the risk generated by the fluctuations in the US dollar rate of exchange (Notes 7 and 23.b).

v)	Concentration risks:

Related to customers

The Company’s accounts receivable derive primarily from the sale of electric power.

No single customer accounted for more than 10% of sales for the years ended December 31, 2009 and 2008. The collectibility of trade receivables balances related to the Framework Agreement, which amount to 54,823 and 49,390 as of December 31, 2009 and 2008, respectively, as disclosed in Notes 4 and 13, is subject to compliance with the terms of such agreement.

Related to employees who are union members

As of December 31, 2009, approximately 83% of the Company’s employees were union members. Although the relationship with unions is currently stable, the Company may not ensure that there will be no work disruptions or strikes in the future, which could have a material adverse effect on the Company’s business and the results of operations. Furthermore, collective bargaining agreements signed with unions expired at the end of the 2007 fiscal year. There is no guarantee that the Company will be able to negotiate new collective bargaining agreements under the same terms as those currently in place or that there will be no strikes before or during the negotiation process.

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

The effect of such transactions has been included in the Statement of Income as “Exchange difference” under “Financial income (expense) and Holding gains (losses)”.

x)	Financial statements comparison:

Certain amounts disclosed in the financial statements as of December 31, 2008 have been reclassified for comparative purposes, following the disclosure criteria used for the financial statements as of December 31, 2009.

Such reclassifications do not imply any changes in shareholders’ equity as of December 31, 2008 or in the results of operations for the fiscal year ended as of that date.

4.	TRADE RECEIVABLES

The detail of trade receivables as of December 31, 2009 and 2008 is as follows:

	2009	2008
Current:

Receivables from sales of electricity:
Billed	181,595	166,958

Unbilled
Sales of electricity	139,181	164,348
Retroactive tariff increase arising from the application of the new electricity rate schedule (Note 17.b item d)	37,391	39,361
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule (Note 3.c)	(2,516)	(2,516)
Framework Agreement (Notes 3.c, 3.v and 13)	36,273	49,390
Adjustment to present value of the Framework Agreement (Notes 3.c, and 13)	(1,406)	0
Framework Agreement - Payment plan agreement with the Province of Bs. As. (Note 13)	2,292	2,292
National Fund of Electricity (Note 17.a)	2,840	2,812
Specific fee payable for the expansion of the network, transportation and others (Note 17.b)	2,459	929
In litigation	10,815	10,014
Subtotal	408,924	433,588
Less:
Allowance for doubtful accounts (Note 26 Exhibit E)	(19,688)	(33,097)
	389,236	400,491

Non-Current:
Receivables from sales of electricity:
Unbilled
Sales of electricity	45,531	45,531
Retroactive tariff increase arising from the application of the new electricity rate schedule (Note 17.b item d)	31,795	79,487
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule (Note 3.c)	(4,119)	(13,648)
Framework Agreement (Notes 3.c, 3.v and 13)	18,550	0
Adjustment to present value of the Framework Agreement (Notes 3.c, and 13)	(4,710)	0
	87,047	111,370

5.	OTHER RECEIVABLES

The detail of other receivables as of December 31, 2009 and 2008 is as follows:

	2009	2008
Current:

Prepaid expenses (1)	2,800	976
Advances to suppliers	142	3,088
Advances to personnel	6,396	7,451
Related parties (Note 15)	1,604	449
Writs of attachment under ENRE proceedings	0	59
Receivables from activities other than the main activity (2)	20,402	15,271
Allowance for other doubtful accounts (Note 26 Exhibit E)	(7,908)	(4,573)
Warranty deposits and other (3)	32,544	0
Tax credit on minimum presumed income (Note 3.m)	0	10,255
Tax on financial transfers	682	3,866
Other (4)	4,436	5,959
	61,098	42,801
Non-current:

Prepaid expenses	1,439	1,680
Tax credit on minimum presumed income (Note 3.m)	0	16,956
Net deferred tax assets (Note 3.m)	87,075	80,768
Other	242	68
	88,756	99,472

(1)	Includes 447 in foreign currency (Note 26 Exhibit G) as of December 31, 2009.
(2)	Includes 1,367 and 852 in foreign currency (Note 26 Exhibit G) as of December 31, 2009 and 2008, respectively.
(3)	Includes 26,196 related to warranty deposits on derivative financial instruments (Notes 3.u and 23.b), 22,899 of which are denominated in foreign currency (Note 26 Exhibit G) as of December 31, 2009.
(4)	Includes 129 and 11 in foreign currency (Note 26 Exhibit G) as of December 31, 2009 and 2008, respectively.

6.	TRADE ACCOUNTS PAYABLE

The detail of trade accounts payable as of December 31, 2009 and 2008 is as follows:

	2009	2008
Current:

Payables for purchase of electricity and other purchases (1)	214,693	217,086
Unbilled electric power purchases	92,945	97,619
Customer contributions (Note 3.p)	28,874	23,078
Other (2)	11,270	1,478
	347,782	339,261
Non-Current:

Customer deposits (Note 3.p)	44,179	40,154
Other (3)	2,675	0
	46,854	40,154

(1)
Includes 29,034 and 23,093 in foreign currency (Note 26 Exhibit G) as of December 31, 2009 and 2008, respectively. Also, includes balances with SACME S.A. for 1,000 and 910 as of December 31, 2009 and 2008, respectively, and with Préstamos y Servicios S.A for 7 and with Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio for 6 as of December 31, 2008 (Note 15).

(2)	Includes 683 related to the debt recognition and refinancing agreement entered into with the ONABE (Note 17.c).
(3)	Debt recognition and refinancing agreement entered into with the ONABE (Note 17.c).

7.	LOANS

The detail of loans as of December 31, 2009 and 2008 is as follows:

	2009	2008
Current:
Financial loans:
Principal (1)	43,333	17,771
Interest (2)	305	462
Subtotal financial loans	43,638	18,233

Corporate Notes (Note 14):
Floating Rate Par Notes – Class 8	17,464	0
Interest (3)	15,885	9,012
Derivative financial instruments (Notes 3.u and 23.b)	6,001	0
	82,988	27,245

	2009	2008
Non-current:

Financial loans:
Principal	0	33,334

Corporate Notes (Note 14):
Floating Rate Par Notes – Class 8	58,236	0
Fixed Rate Notes – Class 7 (4)	565,022	699,232
Fixed and Incremental Rate Par Notes – Class A (4)	58,091	148,960
Fixed and Incremental Rate Par Notes – Class B (4)	0	15,107
Floating Rate Par Notes – Class A (4)	48,093	43,701
Subtotal corporate notes	729,442	907,000
Adjustment to present value of notes (Note 3.j)	(21,943)	(27,186)
Corporate Notes at present value	707,499	879,814
	707,499	913,148

(1)	Includes 1,105 in foreign currency (Note 26 Exhibit G) as of December 31, 2008.
(2)	Includes 35 in foreign currency (Note 26 Exhibit G) as of December 31, 2008.
(3)
Includes 13,996 and 9,012 in foreign currency (Note 26 Exhibit G) as of December 31, 2009 and 2008, respectively, net of 7,905 related to derivative financial instruments as of December 31, 2008 (Note 23.a).

(4)	In foreign currency (Note 26 Exhibit G) as of December 31, 2009 and 2008.

8.	SALARIES AND SOCIAL SECURITY TAXES

The detail of salaries and social security taxes as of December 31, 2009 and 2008 is as follows:

	2009	2008
Current:

Salaries payable and accruals	101,435	79,315
Social Security (ANSES)	10,757	8,657
Early retirements payable (Note 3.o)	6,185	6,815
	118,377	94,787
Non-Current (Note 3.o):

Personnel Benefits Plan	24,820	18,048
Seniority-based bonus	9,064	8,001
Early retirements payable	9,789	14,041
	43,673	40,090

9.	TAXES

The detail of taxes as of December 31, 2009 and 2008 is as follows:

	2009	2008
Current:

Provincial, municipal and federal contributions and taxes	28,957	22,796
Value Added Tax (VAT)	28,554	32,912
Income Tax and Tax on minimum presumed income (net of advances, withholdings and payments on account) (Note 3.m)	37,867	22,151
Withholdings	9,464	5,436
Municipal taxes	24,693	21,844
Tax regularization plan Law No. 26,476 (Note 3.i.1)	1,261	0
Other	9,505	5,882
	140,301	111,021

Non-Current:

Tax regularization plan Law No. 26,476 (Note 3.i.1)	9,374	0

10.	OTHER LIABILITIES

The detail of other liabilities as of December 31, 2009 and 2008 is as follows:

	2009	2008
Current:

Capital expenditures fund – CAMMESA (Note 17.b)	0	2,066
Other (1)	8,012	8,448
	8,012	10,514
Non-current:

ENRE penalties (Note 17 a and b)	377,456	331,613
Program for the rational use of electric power (PUREE)	233,319	33,494
Other (2)	0	3,903
	610,775	369,010

(1)
Includes 1,370 and 1,292 in foreign currency (Note 26 Exhibit G) as of December 31, 2009 and 2008, respectively.
Additionally, includes 3,744 and 4,373 related to the software lease agreement (Note 3.g) as of December 31, 2009 and 2008, respectively.

(2)	Software lease agreement (Note 3.g).

11.	NET SALES

The breakdown of net sales for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007

Sales of electricity (1)	2,035,845	1,966,017	1,948,737
Late payment charges	20,686	17,764	17,099
Right of use on poles (Note 3.n)	13,582	10,463	10,745
Connection charges	5,700	3,729	3,986
Reconnection charges	2,047	2,225	1,361
	2,077,860	2,000,198	1,981,928

(1) Net of ENRE discounts and penalties for 58,500, 34,775 and 23,940 for the years ended December 31, 2009, 2008 and 2007, respectively (Note 17 a and b). As of December 31, 2008 and 2007, includes 84,585 related to the application of the Cost Monitoring Mechanism (MMC) (Note 17.a) and, 218,591 related to the retroactive tariff increase arising from the application of the electricity rate schedule resulting from the RTT (Note 17.b. item d) and 49,646 related to the Cost Monitoring Mechanism (MMC) (Note 17.a), respectively

12.	OTHER INCOME (EXPENSE) - NET

The breakdown of other income (expense) - net for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007

Non-operating income	4,529	8,392	1,467
Commissions on municipal taxes collection	3,844	2,291	1,761
Net expense from technical services	(785)	(1,566)	(1,770)
Voluntary Retirements - Bonuses	(5,381)	(31,334)	(7,192)
Severance paid	(4,419)	(4,228)	(4,283)
Accrued litigation (Note 26 Exhibit E)	(15,500)	(19,900)	(16,750)
Disposal of property, plant and equipment	(2,748)	(1,910)	(1,105)
Recovery of allowance for doubtful accounts (1)	21,236	14,087	0
Net recovery of accrued litigation (2)	23,431	0	0
Rebate of technical assistance services and financial expenses EDF Internacional	0	0	14,485
Income from reimbursements of network replacement	0	0	7,203
Other	(917)	4,343	7,180
	23,290	(29,825)	996

(1) Related to the Framework Agreement (Note 13, Note 26 Exhibits E and H).
(2) Related to the Company’s adherence to the tax regularization plan (Note 26 Exhibit E and Note 3.i).

13.	FRAMEWORK AGREEMENT

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
As of December 31, 2009 and 2008, the balance corresponding to the aforementioned payment plan agreement amounts to 2,292 (Note 4).

On September 22, 2008, the Official Gazette published Resolution No. 900/2008 of the Ministry of Federal Planning, Public Investment and Services which ratifies the Addendum to the New Framework Agreement entered into by the Federal Government and the Company, according to which the term of the agreement is renewed for a period of four years to commence as from January 1, 2007.

Furthermore, on March 11, 2009, by Resolution No. 158/2009, the ENRE approves the extension of the regulations established in the Addendum to the new Framework Agreement in the terms of Resolution No. 22/2004.

On June 18, 2009, the Official Gazette of the Province of Buenos Aires published Decree No. 732, which ratifies the Addendum to the New Framework Agreement entered into by the Government of the Province of Buenos Aires and the Company, according to which the term of the agreement is renewed for a period of four years to commence as from January 1, 2007 (Note 12, and Note 26 Exhibits E and H).

During November-December 2009, March and May 2010, the Company received payments from the Argentine Federal Government for 20,000, 5,004 and 3,082, respectively.

By virtue of Law No. 14,062 and Decree No. 2,789/09 of the province of Buenos Aires related to the issuance of bonds for the cancellation of debts of such province (Bonos de Cancelación de Deudas de la Provincia de Buenos Aires) and their regulations, in March 2010, the Company entered into a Payment Plan Agreement with the Government of the Province of Buenos Aires pursuant to which the Government of the Province of Buenos Aires agrees to verify and pay with Bonds for the Cancellation of Debts, the debt stated therein in the amount of 32,797. The aforementioned agreement was signed subject to the approval of the Provincial Executive Power and the Company’s Board of Directors. The Company’s managing board ratified the agreement in the meeting held on April 27, 2010. During May 2010, the Company received payments from the Government of the Province of Buenos Aires for 1,600 in cash and 30,400 (face value) with Bonds for the Cancellation of Debts

As of December 31, 2009 and 2008, the balances with the Argentine Federal Government and the Government of the Province of Buenos Aires for this concept amount to 54,823 and 49,390, respectively (Notes 3.c and 4). Due to the fact that the Framework Agreement has been totally ratified, the Company has provided the ENRE with the documentation to validate the amounts to be collected for this concept and has initiated the corresponding collection proceedings.

14.	CORPORATE NOTES PROGRAM

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

The restructuring of the Company’s debt was carried out throughout the fiscal year ended December 31, 2006. As a result of the restructuring process, the defaulted debt prior to the restructuring, which amounted to US$ 540.9 million as of February 22, 2006, was reduced to US$ 376.4 million, with an average term of more than 8 years, at an average cost of 8% and final maturity in 2019.

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

Furthermore, on April 13, 2009, the Company’s Board of Directors approved the issuance and public offering, within the framework of the Program and under the terms of Law No. 23,576, as amended, of floating rate Corporate Notes for a nominal value of up to 150,000 with maximum maturity in 2013.

On May 7, 2009, the Company issued and carried out the public offering of Class 8 Corporate Notes for 75,700. The four-year term corporate notes were issued at an issue price of 100% of the principal amount and accrue interest as from the date of issuance at a floating private BADLAR rate plus a spread of 6.75%, payable quarterly on May 7, August 7, November 7 and February 7 of each year, with the first interest payment maturing on August 7, 2009.
The principal will be amortized in 13 consecutive and quarterly installments, with the first installment maturing on May 7, 2010.
The Company has requested authorization for the listing of the Corporate Notes on the Buenos Aires Stock Exchange (BCBA) and admission for trading on the Mercado Abierto Electrónico S.A. (the OTC market of Argentina).
The Company used the net proceeds from the sale of the Corporate Notes to finance the capital expenditures plan.

During the years ended December 31, 2009, 2008 and 2007, the Company purchased at market prices and in successive operations all “discount notes” and part of the “fixed rate par notes” due in 2016 and 2017, for nominal values of US$ 86,038 thousand, US$ 50,033 thousand and U$S 283,726 thousand, respectively.

Therefore, the Company’s debt structure as of December 31, 2009 and 2008 was comprised of the following Notes:

Debt issued in United States dollars:

Type	Class	Debt structure as of December 31, 2008 in thousands of US $	Debt purchase as of December 31, 2009 in thousands of US $	Debt structure as of December 31, 2009 in thousands of US $	Balance as of Dec 31, 2009 (Note 7) in thousands of Pesos
Fixed Rate Par	A	43,140	(27,853)	15,287	58,091
Note	B	4,375	(4,375)	0	0
Floating rate Par Note	A	12,656	0	12,656	48,093
Fixed Rate Par Note	7	202,500	(53,810)	148,690	565,022
Total		262,671	(86,038)	176,633	671,206

The economic impact of these transactions resulted in gains of 81,455 and 93,535 as of December 31, 2009 and 2008, that have been recorded in the Financial income (expense) and holding gains (losses) generated by assets account of the Statement of Income under Holding results.

As of December 31, 2009 and 2008, the Company has in its portfolio Class 7 fixed rate par notes for nominal values of US$ 65,310 thousand –includes corporate notes for US$ 24,515 thousand transferred as a consequence of the dissolution of the Discretionary Trust (Note 22)- and US$ 11,500 thousand, respectively.

Debt issued in Argentine pesos:

Type	Class	Debt issuance as of	Balance as of
		May 7, 2009	Dec 31, 2009 (Note 7)
		in thousands of pesos	in thousands of pesos

Floating Rate Par Note	8	75,700	75,700

Total		75,700	75,700

Debt issued in United States dollars:

Type	Class	Initial debt	Debt purchase	Debt purchase	Post-purchase	Balance as of
		structure	2007 fiscal year	2008 fiscal year	debt structure	Dec. 31, 2008 (Note 7)
		in thousands of US$	in thousands of US$	in thousands of US$	in thousands of US$	in thousands of pesos
	A	73,485	(998)	(29,347)	43,140	148,960
Fixed Rate Par Note
	B	50,289	(42,728)	(3,186)	4,375	15,107

Floating Rate Par Note	A	12,656	0	0	12,656	43,701

	A	152,322	(152,322)	0	0	0
Discount Note
	B	87,678	(87,678)	0	0	0

Fixed Rate Par Note	7	220,000	0	(17,500)	202,500	699,232

Total		596,430	(283,726)	(50,033)	262,671	907,000

The principal amortization schedule broken down by year of total debt, without considering possible adjustments, prepayments, redemptions or cancellations is detailed in the table below:

Year	Amount
2010	17,465
2011	31,501
2012	31,501
2013	19,881
2014	8,216
2015	8,216
2016	31,449
2017	569,830
2018	4,811
2019	24,036
746,906

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

Consequently, the Company has entered into a complementary agreement in order to exchange the Regulation S Global Corporate Note (issued for a nominal value of US$ 160,250 thousand) and the Restricted Global Corporate Note (issued for a nominal value of US$ 59,750 thousand), both of them issued within the framework of the trust agreement, for one fully registered “Global Corporate Note” with no interest coupons attached for a nominal value of US$ 220,000 thousand, which will not bear the restrictive legend, as defined under the trust agreement entered into on October 9, 2007.

15.	BALANCES AND TRANSACTIONS WITH THE CONTROLLING COMPANY AND RELATED PARTIES

In the normal course of business, the Company carries out transactions with the controlling company and related parties.

As of December 31, 2009 and 2008, the outstanding balances with the controlling company and related parties are as follow:

	2009	2008
Current investments (Note 26 Exhibit D)
Central Térmica Güemes	0	393
Total	0	393
Other receivables (Note 5)
Electricidad Argentina S.A.	1	1
SACME S.A.	1,603	448
Total	1,604	449
Trade accounts payable (Note 6)
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	0	(6)
SACME S.A.	(1,000)	(910)
Préstamos y Servicios S.A.	0	(7)
Total	(1,000)	(923)
Non-Current Investments (Note 26 Exhibit D)
Central Térmica Güemes	0	10,784
Total	0	10,784

Transactions carried out with the controlling company and related parties for the years ended December 31, 2009, 2008 and 2007 are as follow:

	2009	2008	2007
Other income
Electricidad Argentina S.A.	10	9	8
Préstamos y Servicios S.A.	9	2	0
Total	19	11	8
Expenses from services
SACME S.A.	(5,068)	(4,256)	(3.337)
Electricidad Argentina S.A.	0	(224)	(275)
EDF S.A. (*)	0	0	(3,727)
Préstamos y Servicios S.A.	(415)	(42)	0
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	(70)	(220)	0
Total	(5,553)	(4,742)	(7,339)

	2009	2008	2007
Financial expenses and interest
Electricidad Argentina S.A.	(9,306)	(7,898)	(6,219)
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	(145)	(160)	(4,352)
Total	(9,451)	(8,058)	(10,571)

(*) As from the international secondary offering described in Note 1, EDF S.A. and EDF International are no longer a related party.

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

Agreement with Comunicaciones y Consumos S.A.

On March 16, 2007, the Company and Comunicaciones y Consumos S.A. (CYCSA) entered into an agreement pursuant to which the Company granted CYCSA the exclusive right to provide telecommunications services to the Company customers through the use of the Company’s network in accordance with the provisions of Decree No. 764/2000 of the Federal Government, which contemplates the integration of voice, data and image transmission services through the existing infrastructure of electricity distribution companies such as the Company’s network. In accordance with the terms of the agreement, CYCSA will be responsible for all maintenance expenses and expenses related to the adapting of the Company’s network for the rendering of such telecommunications services. The term of the agreement, which was originally ten years to commence from the date on which CYCSA were granted the license to render telecommunications services, was subsequently extended to twenty years by virtue of an addendum to the agreement. The agreement will be automatically renewed upon expiration date for subsequent periods of five years, unless notice to the contrary is given by any of the parties no less than 120 days prior to the expiration of the corresponding period. In accordance with the agreement, CYCSA shall periodically request access to the Company’s network. Such request will be evaluated by the Company and access will be granted based on the available capacity of the network. In consideration of the use of the network, CYCSA will grant the Company 2% of the annual charges collected from customers, before taxes, as well as 10% of the profits obtained from provision of services. Furthermore, CYCSA will indemnify the Company for any obligation arising from the rendering of the services through the Company’s network. The agreement was signed on condition that CYCSA was to obtain the telecommunications license, which was granted by the National Telecommunications Secretariat through Resolution No. 179/2008.

Furthermore, the first addendum to the Agreement for the Granting of Permission for the Use of Electricity Distribution Network was signed on October 27, 2008. Pursuant to this addendum, the Company granted CYCSA the right to use the poles and towers of High, Medium and Low-voltage overhead lines and the ducts and/or triple ducts accompanying High, Medium and Low-voltage ducts for the laying of optical fiber owned by CYCSA, on condition that the referred to optical fiber does not affect the normal supply of the public service. Moreover, said addendum grants Edenor the right to use part of the capacity of the optical fiber to be installed. It must be pointed out that the aforementioned addendum was approved by the Company’s Board of Directors at the meeting held on November 5, 2008.

During November 2008, the Company and CYCSA entered into the second addendum to the agreement, which modifies section XI of the main agreement (Term of the Agreement), thus extending the term of the agreement from ten to twenty years to commence from the date on which it went into effect. The aforementioned addendum was approved by the Company’s Board of Directors on December 18, 2008.

Agreement with Préstamos y Servicios S.A.

On March 16, 2007, the Company entered into an agreement with Préstamos y Servicios S.A. (PYSSA), a company engaged in the rendering of financial services, pursuant to which the Company granted PYSSA the exclusive right to conduct its direct and marketing services through the use of the Company’s facilities and mailing services. As part of the agreement, the Company agreed to provide physical space in some of its offices so that PYSSA be able to offer financial and loan services to Company customers. Furthermore, the Company agreed to include PYSSA marketing material in the mail sent to customers, including the invoices. The term of the agreement is five years, which will be automatically renewed for subsequent periods of five years, unless any of the parties gives notice to the other of his intention to terminate the agreement no less than 120 days prior to the expiration of the corresponding period. In accordance with the terms of the agreement, PYSSA will pay the Company 2% of the monthly charges collected from customers, before taxes, as well as 10% of the profits obtained from its services. Furthermore, PYSSA agreed to indemnify the Company for any obligation arising from the rendering of its services. The agreement established that its term was subject to the authorization of the ENRE, which approved this through Resolution No. 381/2007.

The activities related to the aforementioned agreement have been temporarily suspended in the Company’s offices as a consequence of the international financial crisis and its impact on that specific segment of the economy.

16.	CAPITAL STOCK

a)	General

As of December 31, 2009 and 2008, the Company’s capital stock amounts to 906,455,100 shares, represented by 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share. Each and every share maintains the same voting rights, i.e. one vote per share. There are no preferred shares of any kind, dividends and/or preferences in the event of liquidation, privileged participation rights, prices and dates, or unusual voting rights. Moreover, there are no significant terms of contracts allowing for either the issuance of additional shares or any commitment of a similar nature.

As of December 31, 2009 and 2008, the Company owns 9,412,500 Class B treasury shares.

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

Section ten of the Adjustment Agreement signed with the Grantor of the Concession and ratified through Decree No. 1957/06 stipulates that from the signing of the agreement through the end of the Contractual Transition Period, the majority shareholders may not modify their ownership interest nor sell their shares.

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

In accordance with the agreements, laws and decrees that govern the Employee Stock Ownership Program, the Class C shares may only be held by personnel of the Company, therefore before the public offering of the Class C shares that had been separated from the Program, such shares were converted into Class B shares and sold. In conformity with the by-laws, the political rights previously attributable to Class C shares are at present jointly exercised with those attributable to Class B shares and the holders of the remaining Class C shares will vote jointly as a single class with the holders of Class B shares when electing directors and supervisory committee members. As of December 31, 2009 and 2008, 1,952,604 Class C shares, representing 0.22% of the Company’s capital stock are outstanding (Notes 1 and 16.a).

d)	Absorption of unappropriated retained earnings:

On March 31, 2009 the General Annual Meeting resolved that the income for the 2008 fiscal year be absorbed by the Unappropriated retained earnings account:

- Income for the 2008 fiscal year	123,115

- Acquisition of treasury stock (Note 1)	(6,130)

- Legal Reserve (5% of the income for the year) (Note 24)	(6,156)

- Unappropriated retained earnings for the 2008 fiscal year	110,829

17.	REGULATORY FRAMEWORK

a)	General

The Company's business is regulated by Law No. 24,065, which created the National Regulatory Authority for the Distribution of Electricity (ENRE). In this connection, the Company is subject to the regulatory framework provided under the aforementioned Law and the regulations issued by the ENRE.

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

As of December 31, 2009 and 2008, the Company has accrued penalties for resolutions not yet issued by the ENRE corresponding to the six-month control periods elapsed over those dates. As of  December 31, 2008, the Company has applied the adjustment contemplated in the temporary tariff regime (caption b item vii) and the adjustments established by the electricity rate schedules applied during the 2008 fiscal year, Resolutions Nos. 324/2008 and 628/2008 (Note 17.b).

As of December 31, 2009 and 2008, liabilities for penalties amounting to 377,456 and 331,613, respectively, have been included in other non-current liabilities (Note 10).

In addition, as of December 31, 2009, the Company’s management has considered that the ENRE has mostly complied with the obligation to suspend lawsuits aimed at collecting penalties, without prejudice to maintaining an open discussion with the entity concerning the effective date of the Adjustment Agreement and, consequently, concerning the penalties included in the renegotiation and those subject to the criteria of the Transition Period.

Moreover, on July 12, 2006 the National Energy Secretariat issued Resolution No. 942/2006 which modifies the allocation of any excess funds resulting from the difference between surcharges billed and discounts made to customers, deriving from the implementation of the Program for the Rational Use of Electric Power (PUREE), which provides for the application of both tariff incentives and penalties aimed at encouraging customers to reduce consumption. As from July 1, 2006, such excess funds may be applied against the amounts receivable that the Company maintains in the Trade receivables account as Unbilled –National Fund of Electricity, for “Quarterly Adjustment Coefficient of the National Fund of Electricity” (section 1 of Law No. 25,957) for 2,840 and 2,812 as of December 31, 2009 and 2008, respectively (Note 4). On August 10, 2006 the ENRE issued Resolution No. 597/2006 which regulates the aforementioned Resolution No. 942/2006 of the National Energy Secretariat and establishes the compensation mechanism to be used.

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

Additionally, as of December 31, 2009, the Company has submitted to the National Regulatory Authority for the Distribution of Electricity the MMC adjustment requests, in accordance with the following detail:

Assessment Period	Application Date	MMC Adjustment
November 2007 - April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 - April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%

As of the date of issuance of these financial statements, the approval of the aforementioned adjustments by the National Regulatory Authority for the Distribution of Electricity is still pending. Consequently, the Company could not deduct these CMM from PUREE funds collected during 2009 amounting to 199,825 (Note 10).

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

In accordance with the provisions of Laws Nos. 25,972, 26,077, 26,204, 26,339, 26,456 and 26,563 both the declaration of economic emergency and the period to renegotiate public utility contracts were extended through December 31, 2005, 2006 2007, 2008, 2009 and 2011, respectively.

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

ix)
the payment term of the penalties imposed by the ENRE, which are described in item vii above, is 180 days after the approval of the Revision of the Company Tariff Structure (RTI) in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements.

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

b)
Implementation of an additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in Appendix II of the Adjustment Agreement. In this regard, the Company has set up the required fund, which as of December 31, 2009 amounts to 71,897. This amount is net of the amounts transferred to CAMMESA for 45,824;

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

The Company has recorded the adjustment of the penalties described in the Adjustment Agreement for an amount of 17,162 as of December 31, 2008, which is equivalent to the tariff increases mentioned in the items above.

Revenues from the retroactive tariff increase deriving from the implementation of the new electricity rate schedule applicable to non-residential consumption for the period of November 2005 through January 31, 2007 have been fully recognized in the financial statements for the year ended December 31, 2007. Such amount, which totaled 218,591, is being invoiced in 55 equal and consecutive monthly installments, as described in item b) of paragraph d) of this note. As of December 31, 2009, the installments corresponding to the months of February 2007 through December 2009 for a total of 149,405 have already been billed.

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

In accordance with the aforementioned resolutions, the Company must transfer to CAMMESA, 61.96% of the total amount of the special fund set up in compliance with Clause 4.7 of the Adjustment Agreement, plus any interest accrued on the financial investments made by the Company with such funds.  Such funds will be used for the execution of the works aimed at connecting Central Costanera and Central Puerto electricity generation plants with Malaver substation. The Company recorded 807 and 45,017 in Property, plant and equipment (Note 26 Exhibit A) in the Construction in process account as of December 31, 2009 and 2008, respectively, and 2,066 in Other liabilities in the Capital Expenditures fund – CAMMESA account (Note 10) as of December 31, 2008.

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

The aforementioned electricity rate schedule includes the transfer of the increase in the seasonal energy price to tariffs, with the aim of reducing Federal Government grants to the electricity sector, without increasing the value-added of distribution of the Company

The National Ombudsman made a presentation against both the resolutions by which the new electricity rate schedule had gone into effect as from October 1, 2008 and the application of the Program for the Rational Use of Electric Power (PUREE).

Within the framework of the case, on January 27, 2009, the ENRE notified the Company of a preliminary injunction issued by the Court hearing the case as a consequence of the Ombudsman’s presentation, according to which the Company is prohibited from cutting power due to the nonpayment of bills issued with the rate hike resulting from the application of the resolutions questioned by the Ombudsman, until a final ruling is issued on the case. The injunction has been appealed by the Company and the Argentine Federal Government. On September 1, 2009, Court Room V of the National Appellate Court in Federal Administrative Matters confirmed the first instance decision, thus maintaining in effect the preliminary injunction issued by the court of original jurisdiction. The Company filed an “Extraordinary appeal” against this decision, which was also rejected by the appellate court hearing the case. As a final recourse, on December 7, 2009, the Company filed an appeal (“Queja por Recurso denegado”) to the Federal Supreme Court requesting that the extraordinary appeal rejected by the Appellate Court be sustained. The appeal (“Queja por Recurso denegado”) is currently being analyzed by the Supreme Court. On July 1, 2009, notice of the proceedings in the matter of “National Ombudsman vs. Federal Government – Resolution No. 1169 and Others, proceeding to decide a legal issue” was served upon the Company, which the Company answered in due time and manner. On November 27, 2009, and within the framework of this case, the Court hearing the case decided to reject that a summons be served upon the firm CAMMESA as a third-party defendant that had been requested by the Company and EDELAP S.A. The Company, considering that said decision causes an irreparable harm filed in due time an appeal, which, as of the date of issuance of these financial statements, has not yet been granted.

On August 10, 2009, the National Regulatory Authority for the Distribution of Electricity issued Disposition No. 55/2009, which established a period for the review and analysis of both the application of Resolution No. 628/2008 of the ENRE –exceptions to the application of the electricity rate schedule- and the effects deriving from the implementation thereof. This review and analysis process consisted of the verification in situ in the three Electricity Distribution Companies of the correct application of the rate schedule in effect to, and the effective implementation of exceptions granted for, consumption recorded from May 2009 to the date of issuance of the aforementioned disposition, in the case of small-demand residential customers whose consumption exceeded 1,000 kWh bimonthly and/or 500 kWh per month.
Furthermore, it was determined that during the period comprehended by the aforementioned process, Electricity Distribution Companies should not send bills corresponding to such period in those cases in which consumption exceeded 1,000 kWh bimonthly and/or 500 kWh per month.

On August 14, 2009, the Energy Secretariat issued Resolution No. 652/09 which ordered the suspension of the reference market prices of energy set forth in sections 6, 7 and 8 of Resolution No. 1169/08 of that Secretariat, and established new values for the periods June-July 2009 and August–September 2009, reinstating partial government grants to the electricity generation sector. Furthermore, the resolution also established the unsubsidized reference market prices of energy for the months of June and July 2009 and the quarter August-October 2009.

Consequently, on August 18, 2009, the Company was notified of Resolution No. 433/2009 of the ENRE, which approved the values of the Electricity Rate Schedules applicable to consumption recorded from midnight June 1, 2009, and midnight August 1, 2009. Additionally, the resolution also approved the values of the Electricity Rate Schedule with unsubsidized -full- tariffs applicable to consumption recorded from midnight June 1, 2009, in accordance with the provisions of section 7 of Resolution No. 652/2009 of the Energy Secretariat.
The aforementioned resolution instructed Electricity Distribution Companies to issue new bills to those customers whose situation fell within the scope of the resolution, following the provisions of Resolution No. 628/2008 of the ENRE, this time applying the Electricity Rate Schedules approved in Resolution No. 433/09. In the case of bills that had already been paid, Electricity Distribution Companies were required to credit the corresponding adjustment against the amount payable in the next billing period.

Additionally, Electricity Distribution Companies were instructed to break down the variable charge in all the bills issued to customers into two concepts: “Unsubsidized Variable Charge” –full tariff- and “Federal Government Grant” –its value is the difference between the value arising from the full rate schedule and the subsidized rate schedule-. Moreover, the surcharges billed due to the application of the Program for the Rational Use of Electric Power (PUREE) had to be recalculated.

On September 3, 2009, the Company was notified of Resolution No. 666/2009 of the Energy Secretariat, which approved the winter quarterly rescheduling for the MEM for the period August 1, 2009 - October 31, 2009.

On September 29, 2009, the Company was notified of Resolution No. 469/09 of the ENRE, whereby the National Regulatory Authority for the Distribution of Electricity approved the values of the electricity rate schedule, with unsubsidized full tariffs to be applied as indicated in section 7 of Resolution No. 652/09 of the Energy Secretariat.  Furthermore, Electricity Distribution Companies were instructed to include in the bills to be issued to small demand residential and general-use customers the fixed charges of the Electricity Rate Schedule approved by Resolution No. 469/09 of the ENRE under the legend “Unsubsidized Fixed Charge”.

On October 26, 2009, notice of the complaint “CONSUMIDORES LIBRES COOP. LTADA. DE PROVISIÓN DE SERVICIOS DE ACCIÓN COMUNITARIA VS Federal Government – National Energy Secretariat – ENRE, proceedings to decide a legal issue” was served upon the Company.  The complaint was filed by two consumer associations: CONSUMIDORES LIBRES COOP. LTADA. DE PROVISIÓN DE SERVICIOS DE ACCIÓN COMUNITARIA and the UNIÓN DE USUARIOS Y CONSUMIDORES against the Federal Government, the ENRE, EDESUR, EDELAP and EDENOR, and is pending in the National Court of Original Jurisdiction in Federal Administrative Matters Number 8, in charge of Justice Ms. Liliana Heiland, attorney-at-law (deputy). In accordance with the terms of the complaint, the associations for the defense of consumer rights, ADDUC and UNIÓN DE USUARIOS Y CONSUMIDORES EN DEFENSA DE SUS DERECHOS, have joined the complaint.

The remedies sought in the complaint are as follow:

a) That all the last resolutions concerning electricity rates issued by the National Regulatory Authority for the Distribution of Electricity and the National Energy Secretariat be declared null and unconstitutional, and, in consequence whereof, that the amounts billed by virtue of these resolutions be refunded.

b) That all the defendants be under the obligation to carry out the Revision of the Tariff Structure (RTI).

c) That the resolutions issued by the Energy Secretariat that extend the transition period of the Adjustment Agreement be declared null and unconstitutional.

d) That the defendants be ordered to carry out the sale process, through an international public bidding, of the class "A" shares, due to the fact that the Management Period of the Concession Agreement is considered over.

e) That the resolutions as well as any act performed by a governmental authority that modify contractual renegotiations be declared null and unconstitutional.

f) That the resolutions that extend the management periods contemplated in the Concession Agreement be declared null and unconstitutional.

g) Subsidiarily, should the main claim be rejected, that the defendants be ordered to bill all customers on a bimonthly basis.

Additionally, it is requested that a preliminary injunction be issued with the aim of suspending the rate hikes established in the resolutions being questioned by the plaintiff. Subsidiarily, it is requested that the application of the referred to resolutions be partially suspended. Finally, it is also subsidiarily requested by the plaintiff that the application authority be ordered not to issue new increases other than within the framework of the Revision of the Tariff Structure process. As of to date, the Court has neither granted nor rejected that which has been requested.  With regard to the subject matter of the action, it has been answered by the Company within the contemplated legal time period and in due manner.

With reference to that which has been previously mentioned, the objected to rate increases, with the exception of the one granted by Resolution No. 324/08 of the ENRE, do not have a direct impact on the added value distribution, inasmuch as they are the result of the transfer to the tariff of the higher generation costs ordered by the Grantor of the Concession. These generation increases are effective for the Company within the pass-through mechanism in the tariff.

On February 11, 2010 the Court hearing the case decided to turn into a regular process the proceeding that had been brought as an extraordinary summary proceeding, thus extending the time periods involved in the process. With regard to the preliminary injunction, on that date, the court ordered the carrying out of actions to add and clarify existing evidence, prior to taking any decision thereon.

Within the contemplated legal time period, the Company answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The remaining co-defendants have already answered the notice of the complaint served upon them.

Furthermore, on March 31, 2010, notice of the complaint “CONSUMIDORES FINANCIEROS ASOCIACIÓN CIVIL PARA SU DEFENSA vs. EDENOR S.A – EDESUR S.A for BREACH OF CONTRACT” – National Court of Original Jurisdiction in Federal Administrative Matters No. 2 – Clerk’s Office No. 15, was served upon the Company.

The remedies sought in the complaint are as follow:

-           Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept (National Fund of Electricity - FNEE) on which no VAT had been paid by the defendants when CAMMESA (the company in charge of the regulation and operation of the wholesale electricity market) invoiced them the electricity purchased for distribution purposes.

-           Reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment.

-           Application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the Argentine tax authorities (“AFIP”) and the ENRE as third-party defendants.

With regard to the commencement of the Revision of the Tariff Structure, the ENRE has begun this process, and, on November 12, 2009, the Company submitted its revenue requirements proposal for the new period, which included the grounds and criteria based on which the request is made.

By Note No. 91,241, notified to the Company on December 18, 2009, the ENRE requested that the Company submit the technical rate schedules resulting from the preparation of its proposal, which as of the date of issuance of these financial statements have not yet been submitted due.

In connection with the process for the sale of the shares, the commencement thereof -in accordance with the provisions of Resolution No. 467/2007 of the ENRE- must take place when the five-year tariff period beginning after the ending of the RTI comes to an end. Additionally, the controlling shareholder -Electricidad Argentina S.A. - is authorized to present as bidder in the referred to process and if its offer is selected as the winning bid, the controlling company will not have to make any disbursement whatsoever to keep the control of Edenor.

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

The Company may make all kind of improvements to the properties, including new constructions, upon SEGBA’s prior authorization, which will become the grantor’s property when the concession period is over, and the Company will not be entitled to any compensation whatsoever. SEGBA may terminate the gratuitous bailment contract after demanding the performance by the Company of any pending obligation, in certain specified cases contemplated in the Bid Package. At present, as SEGBA’s residual entity has been liquidated, these presentations and controls are made to the National Agency of Public Properties (ONABE), with which the Company entered into a debt recognition and refinancing agreement for 4,681 on September 25, 2009.

The form of payment stipulated in the aforementioned agreement establishes an advance payment of 1,170, which the Company made on September 25, 2009, and 48 installments of 104 for the remaining balance of 3,511. The installments include compensatory interest of 18.5% per annum under the French system, and are payable as from October 2009
As of December 31, 2009, principal owed for this concept amounts to 3,358, which has been recorded in Trade accounts payable under Other (Note 6).

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

18.	CASH FLOW INFORMATION

a)	Cash and cash equivalents:

For the preparation of the Statement of Cash Flows, the Company considers as cash equivalents all highly liquid investments.

	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Cash and Banks	8,685	6,061	3,459
Time deposits	27,191	0	12,087
Money market funds	80,055	88,548	0
Corporate notes and Shares	112,441	393	0
Notes receivable	0	0	85,652
Government bonds	0	30,717	0
Municipal bonds	0	680	0
Total cash and cash equivalents in the Statement of Cash Flows	228,372	126,399	101,198

b)	Interest paid and collected:

	For the years ended December 31,
	2009	2008	2007
Interest paid during the year	(101,793)	(94,162)	(38,149)
Interest collected during the year	32,230	6,872	3,175

19.	INSURANCE COVERAGE

As of December 31, 2009, the Company carries the following insurance policies for purposes of safeguarding its assets and commercial operations:

Risk covered	Amount insured

Comprehensive (1)	US$	526,323,332
Mandatory life insurance		$24,687,000
Additional life insurance		$64,625,540
Funeral and burial insurance		$54,860,000
Theft of securities	US$	100,000
Vehicles (theft, third-party liability and damages)		$10,322,807
Land freight	US$	2,000,000
Imports freight		$2,250,000

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

On March 20, 2007, the Board of Electric Power of the Province of Buenos Aires amended the original complaint to include an additional claim in the amount of 7,720 that includes surcharges and interest as of the date of the claim for the period of July 2001 through June 2002, extending the claim to certain Company Directors.

On June 27, 2007, the Tax Court of the Province of Buenos Aires pronounced in favor of the appeal duly lodged by the Company, thus becoming final.

At the same time, on June 23, 2005, a petition for a declaratory judgment proceeding was filed with the Secretariat of Original Lawsuits of the Federal Supreme Court, so that the maximum authority clarify the condition of uncertainty generated by the provincial tax authorities’ insistence on not honoring the commitment assumed by the Province in the Federal Pact, and their avoidance of the Federal Supreme Court’s decisions. The aforementioned proceeding is still pending on the Federal Supreme Court.

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

After the filing of an appeal, on March 25, 2008, the Federal Court of Appeals of San Martín confirmed the decision rendered by the court of original jurisdiction that had ordered the acquittal of Messrs. Daniel José Lello, Luciano Pironio, Julio Adalberto Márquez, Francisco Ponasso, Henri Lafontaine, Henri Marcel Roger Ducre and Christian Rolland Nadal, as well as the acquittal of ENRE officers, Mr. Juan Antonio Legisa and Ms. María Cristina Massei.

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

The Prosecutor’s Office filed an appeal (“Recurso de Queja”) to the Tribunal de Casación requesting that the appeal dismissed by the Federal Court of Appeals of San Martín be sustained. The Tribunal de Casación rejected the appeal as well. The resolution in question was notified to the Prosecutor’s Office on December 29, 2008. Within the contemplated legal time period, the Prosecutor’s Office filed with such Tribunal an “Extraordinary appeal”. The defense has duly answered the notice served. On May 27, 2009, the Tribunal “dismissed the extraordinary appeal filed by the Prosecutor’s Office” on the grounds that it failed to specifically and reasonably refute the arguments that supported the resolution being appealed, and proved neither the alleged arbitrariness nor the violation of constitutional guaranties. The Prosecutor’s Office filed an appeal (“Recurso de Queja”) to the Federal Supreme Court requesting that the appeal dismissed by the Tribunal de Casación be sustained. As of the date of issuance of these financial statements, the appeal is being analyzed by the Supreme Court.

In the opinion of the Company’s management and its legal advisors, it is probable that the appeal will be rejected and the judgment ordering the acquittal of all defendants will be confirmed.

22.	DISCRETIONARY TRUST AGREEMENT

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

The assignment of liquid assets for an amount of US$ 23,922,000 was carried out on October 2, 2008.

Furthermore, on November 3 and 11, 2008, the Company carried out an additional assignment of liquid assets for US$ 2,000,000 and US$ 1,000,000, respectively.

On September 3, 2009, the discretionary trust was dissolved and the trust property was liquidated and transferred to the Company.

As of December 31, 2009 and 2008, the results generated by this transaction have been disclosed in the Financial income (expense) and holding gains (losses) generated by assets account of the Statement of Income under Holding results.

23.	DERIVATIVE FINANCIAL INSTRUMENTS

a)	Corporate Notes

During the year ended December 31, 2008, the Company carried out transactions with derivative financial instruments with the aim of hedging the foreign currency exchange rate of the cash flows and derivatives of interest payment transactions.

These instruments provided an economic and financial hedge of the amounts in foreign currency that the Company had to pay on the interest payment dates of its financial debt –Class A and B Fixed Rate Par Notes and Class 7 Notes (Note 14)-, maturing on October 8, 2008, December 11, 2008, April 8, 2009, June 12, 2009, October 8, 2009 and December 11, 2009, in the event of fluctuations in foreign currency exchange rates. The Company has not formally designated these transactions as hedging instruments. Therefore, they have been recorded in the accounting in accordance with the provisions of Technical Resolution No. 18 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), which require that derivative instruments not designated as effective hedging instruments be recorded at their net realizable value or settlement value, depending on whether they have been classified as assets or liabilities, with a contra-account in the financial gains or losses for the year.

As of December 31, 2009, these transactions have been fully settled, there being no outstanding balances. Additionally, as of December 31, 2008 there existed a balance of 7,905 for this concept (Note 7).

As of December 31, 2009 and 2008, income resulting from these transactions amounted to 1,622 and 5,669, respectively, and was recorded in the Financial income (expense) and holding gains (losses) generated by liabilities account of the Statement of Income under Exchange difference.

b)	Forward and Futures Contracts

During the year ended December 31, 2009, the Company has entered into forward and futures contracts with the aim of using them as economic instruments in order to mitigate the risk generated by the fluctuations in the US dollar rate of exchange.

As of December 31, 2009, the Company has entered into contracts with Standard Bank Argentina S.A. and Banco Finansur S.A., the main features of which are as follow:

Entity	Contracted amount in thousands of US$	Average rate of exchange	Transaction date	Settlement date	Book value as of December 31, 2009 Assets (Liabilities) Note 7
Banco Finansur	9,000	4.1645	07/27/2009	04/30/2010	(1,814)
Banco Finansur	1,000	4.2420	07/27/2009	06/30/2010	(202)
Standard Bank	12,000	4.4475	09/30/2009	12/31/2010	(1,338)
Banco Finansur	33,000	4.2400	09/30/2009	10/31/2010	(1,532)
Standard Bank	10,000	4.4475	10/01/2009	12/31/2010	(1,115)
	65,000				(6,001)

As of December 31, 2009, the economic impact of these transactions -including contracts that have already been settled as well as those currently in effect-, resulted in a loss of 12,266 that has been recorded in the Financial income (expense) and holding gains (losses) generated by assets account of the Statement of Income under Holding results.

Additionally, in the case of the futures contract entered into with Banco Finansur S.A., the Company has provided initial margins for a total of 26,196 which have been disclosed in the “Other receivables” account (Note 5).

24.	RESTRICTIONS ON THE DISTRIBUTION OF EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of the net income for the year must be appropriated to the legal reserve, until such reserve equals 20% of capital stock. The Ordinary Shareholders’ Meeting held on March 31, 2009 appropriated 6,156 of Unappropriated Retained Earnings as of December 31, 2008 to the aforementioned legal reserve (Note 16.d).

Moreover, in accordance with the provisions of Law No. 25,063,  passed in December 1998, dividends to be distributed, whether in cash or in kind, in excess of accumulated taxable profits as of the fiscal year-end immediately preceding the date of payment or distribution, shall be subject to a final 35% income tax withholding, except for those dividends distributed to shareholders who are residents of countries benefiting from conventions for the avoidance of double taxation who will be subject to a lower tax rate. For income tax purposes, accumulated taxable income shall be the unappropriated retained earnings as of the end of the year immediately preceding the date on which the above-mentioned law went into effect, less dividends paid plus the taxable income determined as from such year and dividends or income from related companies in Argentina.

Since the restructuring of the Company’s financial debt referred to in Note 14, the Company was not allowed to distribute dividends until April 24, 2008 or until such time when the Company’s leverage ratio were lower than 2.5, whichever occurred first. As from this time, distribution of dividends may only be allowed under certain circumstances depending on the Company’s indebtedness ratio.

Certain restrictions on the distribution of dividends by the Company and the need for approval by the ENRE for any distribution have been disclosed in Note 17.b).

25.	BREAKDOWN OF TEMPORARY INVESTMENTS, RECEIVABLES AND LIABILITIES BY COLLECTION AND PAYMENT TERMS

As required by the CNV’s regulations, the balances of the accounts below as of December 31, 2009, are as follow:

Term	Investments	Receivables (1)	Financial Debt (Loans)	Other payables (2)

With no explicit due date	0	45,531	0	610,775

With due date

Past due:

Up to three months	0	74,676	0	0
From three to six months	0	28,920	0	0
From six to nine months	0	9,199	0	0
From nine to twelve months	0	28,880	0	0
Over one year	0	15,329	0	0
Total past due	0	157,004	0	0

To become due:

Up to three months	219,687	276,693	20,527	533,400
From three to six months	0	15,192	30,167	52,254
From six to nine months	0	14,739	14,155	14,402
From nine to twelve months	0	14,302	18,139	14,416
Over one year	0	130,272	707,499	99,901
Total to become due	219,687	451,198	790,487	714,373

Total with due date	219,687	608,202	790,487	714,373

Total	219,687	653,733	790,487	1,325,148

(1) Excludes allowances
(2) Comprises total liabilities except accrued litigation and financial debt.

The financial debt mentioned in Note 14 accrues interest at floating and fixed rates, which amount to approximately 10.67% on average; only 16.57% of the debt accrues interest at a floating rate whereas the remaining accrues interest at a fixed rate.

26.	OTHER INFORMATION

The followings exhibits present additional financial statement disclosure required under Argentine

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008
EXHIBIT A
PROPERTY, PLANT AND EQUIPMENT	Page 1 of 2
(stated in thousands of pesos)
	Original value					Depreciation					Net
MAIN ACCOUNT	At beginning of year	Additions	Retirements	Transfers	At end of year	At beginning of year	Retirements	For the year	Annual rate	At end of year	book value 2,009
FACILITIES IN SERVICE
Substations	887,222	0	(3,066)	143,069	1,027,225	336,203	(2,473)	28,442	3 - 4%	362,172	665,053
High voltage networks	398,304	0	0	63,968	462,272	144,675	0	11,882	3 - 4%	156,557	305,715
Medium voltage networks	829,470	0	(597)	52,970	881,843	323,671	(223)	25,120	3 - 4%	348,568	533,275
Low voltage networks	1,715,331	0	(4,153)	60,133	1,771,311	986,478	(2,375)	48,477	4 - 5%	1,032,580	738,731
Transformation chambers and platforms	545,342	0	(46)	69,742	615,038	207,332	(43)	17,563	3 - 4%	224,852	390,186
Meters	631,670	0	0	48,142	679,812	260,044	0	25,582	4 - 5%	285,626	394,l86
Buildings	92,514	0	0	3,860	96,374	22,056	0	1,096	2 - 3%	23,152	73,222
Communications network and facilities	84,223	0	0	12,092	96,315	56,824	0	4,653	4 - 5%	61,477	34,838
Total facilities in service	5,184,076	0	(7,862)	453,976	5,630,190	2,337,283	(5,114)	162,815		2,494,984	3,135,206
FURNITURE, TOOLS AND EQUIPMENT
Furniture, equipment and software projects	186,778	4,628	(68)	0	191,338	167,303	(68)	10,520	12 - 13%	177,755	13,583
Tools and other	46,499	379	0	0	46,878	43,170	0	726	10 - 11%	43,896	2,982
Transportation equipment	18,777	5,656	(596)	0	23,837	14,097	(581)	1,358	20%	14,874	8,963
Total furniture, tools and equipment	252,054	10,663	(664)	0	262,053	224,570	(649)	12,604		236,525	25,528
Total assets subject to depreciation	5,436,130	10,663	(8,526)	453,976	5,892,243	2,561,853	(5,763)	175,419		2,731,509	3,160,734
CONSTRUCTION IN PROCESS
Transmission	242,401	121,965	0	(207,037)	157,329	0	0	0	-	0	157,329
Distribution and other	139,580	271,682	0	(246,939)	164,323	0	0	0	-	0	164,323
Total construction in process	381,981	393,647	0	(453,976)	321,652	0	0	0		0	321,652
Total 2009	5,818,111	404,310	(8,526)	0	6,213,895	2,561,853	(5,763)	175,419		2,731,509	3,482,386

The Additions column in the Distribution and other line includes 1,746 related to the extension of the software lease agreement (Note 3.g).

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007
EXHIBIT A
PROPERTY, PLANT AND EQUIPMENT	Page 2 of 2
(stated in thousands of pesos)
	Original value					Depreciation						Net	Net
MAIN ACCOUNT	At beginning of year	Additions	Retirements	Transfers	At end of year	At beginning of year	Retirements	For the year	Annual rate	Useful lives	At end of year	book value 2,008	book value 2,007
FACILITIES IN SERVICE
Substations	872,565	0	(415)	15,072	887,222	310,167	(133)	26,169	3 - 4%	25-35	336,203	551,019	562,398
High voltage networks	381,906	0	0	16,398	398,304	133,599	0	11,076	3 - 4%	25-35	144,675	253,629	248,307
Medium voltage networks	773,928	0	(771)	56,313	829,470	299,515	(491)	24,647	3 - 4%	25-35	323,671	505,799	474,413
Low voltage networks	1,658,143	0	(2,534)	59,722	1,715,331	936,726	(1,484)	51,236	4 - 5%	20-25	986,478	728,853	721,417
Transformation chambers and platforms	491,159	0	(297)	54,480	545,342	191,191	(162)	16,303	3 - 4%	25-33	207,332	338,010	299,968
Meters	583,370	0	0	48,300	631,670	235,166	0	24,878	4 - 5%	20-25	260,044	371,626	348,204
Buildings	77,579	0	(163)	15,098	92,514	21,053	0	1,003	2 - 3%	33-45	22,056	70,458	56,526
Communications network and facilities	84,223	0	0	0	84,223	52,600	0	4,224	4 - 5%	20-25	56,824	27,399	31,623
Total facilities in service	4,922,873	0	(4,180)	265,383	5,184,076	2,180,017	(2,270)	159,536			2,337,283	2,846,793	2,742,856
FURNITURE, TOOLS AND EQUIPMENT
Furniture, equipment and software projects	168,208	18,570	0	0	186,778	158,029	0	9,274	12 - 13%	7-8	167,303	19,475	10,179
Tools and other	45,179	1,320	0	0	46,499	42,448	0	722	10 - 11%	9-10	43,170	3,329	2,731
Transportation equipment	15,366	3,827	(416)	0	18,777	13,782	(416)	731	20%	5	14,097	4,680	1,584
Total furniture, tools and equipment	228,753	23,717	(416)	0	252,054	214,259	(416)	10,727			224,570	27,484	14,494
Total assets subject to depreciation	5,151,626	23,717	(4,596)	265,383	5,436,130	2,394,276	(2,686)	170,263			2,561,853	2,874,277	2,757,350
CONSTRUCTION IN PROCESS
Transmission	152,578	121,293	0	(31,470)	242,401	0	0	0	-		0	242,401	152,578
Distribution and other	182,781	190,712	0	(233,913)	139,580	0	0	0	-		0	139,580	182,781
Total construction in process	335,359	312,005	0	(265,383)	381,981	0	0	0			0	381,981	335,359
Total 2008	5,486,985	335,722	(4,596)	0	5,818,111	2,394,276	(2,686)	170,263			2,561,853	3,256,258
Total 2007	5,146,176	342,749	(1,940)	0	5,486,985	2,220,754	(835)	174,357			2,394,276		3,092,709

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008
EXHIBIT C
INVESTMENTS IN OTHER COMPANIES

(stated in thousands of pesos)

							Information on the Issuer
								Last financial statement issued
Name and features of securities	Class	Face value	Number	Adjusted cost	Value on equity method	Net book value 2009	Main activity	Date	Nominal Capital Stock	Income for the year	Equity	% interest in capital stock	Net book value 2008

NON-CURRENT INVESTMENTS

Section 33 Law No. 19,550 as amended -Companies-

Related Company: SACME S.A.	common non-endorable	$1	6,000	15	408	408	Electric power services	12/31/2009	12	22	816	50	397
Total						408							397

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008

EXHIBIT D

OTHER INVESTMENTS

(stated in thousands of pesos)

	Net book value
MAIN ACCOUNT	2009	2008

CURRENT INVESTMENTS

Time deposits
- in foreign currency (Exhibit G)	27,191	0

Money market funds
- in local currency	80,055	88,548

Municipal bonds
- in local currency	0	1,361

Government bonds
- in foreign currency (Exhibit G)	0	30,717

Corporate Notes
- in foreign currency (Exhibit G)	112,441	393

Total Current Investments	219,687	121,019

NON-CURRENT INVESTMENTS

Municipal bonds
- in local currency	0	7,483

Discretionary trust
- in foreign currency (Exhibit G)	0	48,945

Corporate Notes
- in foreign currency (Exhibit G)	0	10,784

Total Non-Current Investments	0	67,212

Total Investments	219,687	188,231

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF DECEMBER 31, 2009
EXHIBIT E
ALLOWANCES AND ACCRUALS	Page 1 of 3

(stated in thousands of pesos)
	2009
MAIN ACCOUNT	At beginning of year	Additions	Retirements	Recoveries (1)	At end of year

Deducted from current assets

For doubtful accounts	33,097	20,327	(6,780)	(26,956)	19,688

For other doubtful accounts	4,573	3,975	(640)	0	7,908

Included in current liabilities

Accrued litigation	52,756	15,500	(5,443)	0	62,813

Included in non-current liabilities

Accrued litigation	45,078	559	0	(35,553)	10,084
(1)
The 26,956 relate to the Framework Agreement with the Province of Buenos Aires (Notes 12 and 13, and Note 26 Exhibit H).
The 35,553 relate to the recovery of the accrual for tax contingencies (Notes 3.i and 12).

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

EXHIBIT E
ALLOWANCES AND ACCRUALS	Page 2 of 3

(stated in thousands of pesos)
	2008
MAIN ACCOUNT	At beginning of year	Additions	Retirements	Recoveries	At end of year

Deducted from current assets

For doubtful accounts	40,006	23,559	(6,452)	(24,016)	33,097

For other doubtful accounts	2,900	1,673	0	0	4,573

Deducted from non-current assets
For impairment of value of deferred tax assets	34,482	0	(34,482)	0	0

Included in current liabilities

Accrued litigation	39,868	19,900	(7,012)	0	52,756

Included in non-current liabilities

Accrued litigation	42,843	2,235	0	0	45,078

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

EXHIBIT E
ALLOWANCES AND ACCRUALS	Page 3 of 3

(stated in thousands of pesos)
	2007
MAIN ACCOUNT	At beginning of year	Additions	Retirements	At end of year

Deducted from current assets

For doubtful accounts	25,623	30,100	(15,717)	40,006

For other doubtful accounts	2,300	600	0	2,900

Deducted from non-current assets

For impairment of value of Municipal bonds	5,918	0	(5,918)	0

For impairment of value of net deferred tax assets	32,261	2,221	0	34,482

Included in current liabilities

Accrued litigation	25,914	16,750	(2,796)	39,868

Included in non-current liabilities

Accrued litigation	40,606	2,237	0	42,843

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008
EXHIBIT G
FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	2009				2008
				Booked			Booked
	Currency		Exchange	amount in	Currency		amount in
	and		rate	thousands	and		thousands
Account	amount (2)		(1)	of pesos	amount (2)		of pesos
Current Assets

Cash and banks	US$	292,212	3.760	1,099	US$	1,161,320	3,964
	ECU	42,394	5.3952	229	ECU	37,451	177
Investments
Time deposits	US$	7,226,043	3.760	27,170	US$	0	0
	ECU	3,983	5.3952	21	ECU	0	0
Government bonds	US$	0	3.760	0	US$	8,999,929	30,717
Corporate Notes	US$	29,904,415	3.760	112,441	US$	115,035	393
Other receivables
Expenses advanced	US$	118,878	3.760	447	US$	0	0
Receivables from activities other than the main activity	US$	363,665	3.760	1,367	US$	249,534	852
Warranty deposits	US$	6,090,200	3.760	22,899	US$	0	0
Other	US$	5,600	3.760	21	US$	0	0
	ECU	19,949	5.3952	108	ECU	2,285	11
Total Current Assets				165,802			36,114
Non-Current Assets
Investments
Corporate Notes	US$	0	3.760	0	US$	3,159,764	10,784
Discretionary trust	US$	0	3.760	0	US$	14,340,663	48,945
Total Non-Current Assets				0			59,729
Total Assets				165,802			95,843
Current Liabilities
Trade accounts payable	US$	6,794,947	3.800	25,821	US$	5,443,784	18,797
	ECU	15,438	5.4530	84	ECU	517,726	2,480
	NOK	0	0.6602	0	NOK	667,200	331
	CHF	108,826	3.6756	400	CHF	453,851	1,485
Loans
Corporate Notes	US$	3,682,978	3.800	13,996	US$	2,609,904	9,012
Financial loans	ECU	0	5.4530	0	ECU	237,978	1,140

Other liabilities
Other	US$	1,065,796	3.800	4,050	US$	374,218	1,292
	ECU	8,913	$5.453	49	ECU	0	0
Total Current Liabilities				44,400			34,537
Non-Current Liabilities
Loans
Corporate Notes	US$	176,633,106	3.800	671,206	US$	262,670,141	907,000
Total Non-Current Liabilities				671,206			907,000
Total Liabilities				715,606			941,537
(1) Selling and buying exchange rate of Banco de la Nación Argentina in effect at the end of the year
(2) US$ = US Dollar; ECU = Euro; NOK = Norwegian Krone; CHF Swiss Franc.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

INFORMATION REQUIRED BY SECTION 64 CLAUSE b) OF LAW No. 19,550

EXHIBIT H

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(stated in thousands of pesos)	2009				2008	2007
Description	Transmission and Distribution Expenses	Selling Expenses	Administrative Expenses	Total	Total	Total
Salaries and social security taxes	219,836	51,595	58,927	330,358	257,629	187,712
Postage and telephone	4,361	8,606	2,071	15,038	12,919	10,790
Bank commissions	0	9,373	0	9,373	7,529	7,816
Allowance for doubtful accounts (1)	0	18,582	0	18,582	15,304	30,700
Supplies consumption	34,337	1,429	1,961	37,727	34,298	25,468
Work by third parties	110,184	40,095	15,062	165,341	140,129	114,422
Rent and insurance	4,869	629	6,199	11,697	6,967	6,086
Security services	4,568	339	1,947	6,854	5,314	4,926
Fees	1,530	80	4,623	6,233	6,259	4,932
Computer services	13	5,760	22,829	28,602	21,148	13,548
Advertising	0	0	16,769	16,769	12,849	15,362
Reimbursements to personnel	1,687	363	521	2,571	6,077	8,123
Temporary personnel	183	1,141	594	1,918	2,111	1,982
Depreciation of property, plant and equipment	166,810	2,986	5,623	175,419	170,263	174,357
Technical assistance	0	0	0	0	15,377	8,583
Directors and Supervisory Committee members’ fees	0	0	2,860	2,860	2,912	1,194
Tax on financial transactions	0	0	32,533	32,533	27,001	31,544
Taxes and charges	0	17,927	2,013	19,940	16,437	13,441
Other	205	51	2,035	2,291	2,100	1,856
Total 2009	548,583	158,956	176,567	884,106	-	-
Total 2008	497,870	126,016	138,737	-	762,623	-
Total 2007	417,553	120,633	124,656	-	-	662,842

(1) As of December 31, 2009, net of the recovery of the allowance Framework Agreement with the Province of Buenos Aires for 5,720 (Notes 12 and 13 and Note 26 Exhibit E).

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

As discussed in Note 2, under Argentine GAAP, the financial statements are presented in constant pesos based on the application of therein mentioned resolutions. This reconciliation, as permitted by SEC regulations, does not include the effects of inflation on US GAAP net income and shareholders’ equity.

I.	Differences in Valuation Methods

The main differences between Argentine GAAP and US GAAP are described below together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income and total shareholders’ equity. References below to “ASC” are to FASB Accounting Standard Codification.

a)	Deferred income taxes

As discussed in Note 3.m, under Argentine GAAP the Company accounts for income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of deferred tax assets which is not recoverable. This Argentine GAAP is similar to US GAAP set forth in Income Taxes topic of the FASB Accounting Standards Codification (“ASC 740”). However, under Argentine GAAP as discussed in Note 2, the CNV through its General Resolutions N° 485/05 and 487/06 decided to implement certain changes in the Argentine GAAP effective for fiscal years or interim periods beginning as from January 1, 2006, by requiring the application of TR N° 6, 8, 9, 11, 14, 16, 17, 18, 21, and 22 and Interpretations 1, 2, 3, and 4, of the FACPCE with the amendments introduced by such Federation through April 1, 2005 (Resolution N° 312/05) and adopted by the CPCECABA (Resolution CD N° 93/05) with certain amendments and clarifications.

Among the aforementioned changes it is included the consideration of the difference between the accounting and tax values resulting from the adjustment for inflation included in non-monetary assets, as a temporary difference, allowing the Company to either recognize a deferred tax liability or to disclose the effect of such accounting change in Note 2 to the financial statements.

The Company has completed its analysis of the impact of the application of the change mentioned in the preceding paragraph and it has decided to disclose said effect in a note to the financial statements and keep treating it as a permanent difference for deferred income tax purposes. Under US GAAP, the Company applies Foreign Currency Matters topic – Income tax subtopic section 25 paragraph 5 of the FASB Accounting Standards Codification which requires such differences to be treated as temporary differences in calculating deferred income taxes. In addition, the US GAAP adjustment includes the effect on deferred income taxes of the described below reconciling items, as appropriate.

Under Argentine GAAP, the realization of deferred income tax assets depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, the Company has considered the reversal of the deferred income tax liabilities and taxable income projections based on its estimates, which includes the effects of the tariff increase as described in Note 3. m).

As of December 31, 2007, the allowance for impairment of value of deferred tax assets represented the portion of the tax loss generated in 2002 whose offset against future taxable income would not be possible after the filing of the 2007 income tax return, due to the fact that it became statute-barred. As of December 31, 2008, the allowance on the deferred income tax assets was totally reversed out considering on one hand, that a portion of the tax loss carry forward became statute –barred and on the other hand, the Company estimates that there will be future taxable income so that assets temporary differences will be recovered.

As of December 31, 2009, there is no allowance for the deferred income tax assets due to the fact that the Company assesses that it will be recovered with future taxable income

Deferred tax assets are also recognized for tax loss carry forwards. Under ASC 740, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 provides for more specific rules in determining the valuation allowance for deferred tax assets. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a valuation allowance is needed or not.

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

The Company applies ASC section 715-30-25 and the disclosures requirements of ASC section 715-20-50, as described in Note 27.II.e). As a result, as of December 31, 2009 and 2008, the Company recongnized a deferred tax asset amounting to 2,232 and 3,002, respectively, related to the tax effect on the unrecognized net actuarial loss.

The effect of the foregoing US GAAP adjustments on net income and shareholders’ equity are included in the Note 27.I.g) below.

b)	Interest capitalized – net

Through December 31, 2005, the capitalization of financial costs was discretionary under Argentine GAAP. Thus, the Company capitalized financial costs in property, plant and equipments from 1997 to 2001 and subsequently discontinued such capitalization in 2001 as more fully described in Note 3.g). As from January 1, 2006, and as required by CNV General Resolution N° 485, the capitalization of financial costs is mandatory, thus, the Company capitalized financial costs during the years ended December 31, 2009 and 2008.

Under US GAAP, the Company applied Topic ASC 835 “Interest” whereby interest capitalization on assets is mandatory for those assets which require a period of time to get them ready for their intended use.

The effect of this US GAAP adjustment on net income and shareholders’ equity are presented in the Note 27.I.g).

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

Under US GAAP, the Company applied Topic ASC 410 “Asset Retirement and Environmental Obligations” which provides guidance on financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, effective January 1, 2003. This topic of the FASB Accounting Standards Codification requires the Company to record the fair value of the legal obligation associated with certain environmental restorations required upon closure of its facilities. The fair value of the liability is estimated by discounting the future estimated expenditures related to the restoration activities. The Company then measures changes in the liability due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit –adjusted risk- free rate that existed when the liability, or portion thereof, was initially measured. That amount is recognized as an increase in the carrying amount of the liability and the expense is classified as an operating item in the statement of income, referred to as accretion expense. At the same time this topic of the FASB Accounting Standards Codification requires the Company to capitalize the new costs arising as the result of additional liabilities incurred, such as the capitalization of new equipment, and subsequently allocate that asset retirement cost to expense over the life of the assets based on the useful life of the assets.

The Company uses transformers with PCB. Argentine Law requires that the Company eliminates or reduces to an acceptable level the PCB contained in any of its transformers by the end of 2010. Accordingly, EDENOR removed PCB from its transformers during the fiscal year 2008. The Company has determined that PCB removal represents an asset retirement obligation as defined by the Asset Retirement and Environmental Obligation Topic of the FASB Accounting Standards Codification.

Thus, under US GAAP an additional asset and liability was recognized as of December 31, 2008 and 2007.

Effects on US GAAP net income and shareholders’ equity includes:

1. the amortization of the asset retirement costs which is included in depreciation expense; and;
2. the effects of re-measuring the liability due to the passage of time are included as interest expense.

The effect of this US GAAP adjustment on net income and shareholders’ equity are presented in the Note 27.I.g) below.

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

For US GAAP purposes, the restructuring of the debt was accounted for in accordance with Debt topic Trouble Debt Restructurings subtopic of the FASB Accounting Standards Codification (“ASC 470-60”) as the creditors made certain concessions due to the financial difficulties of the Company. ASC 470-60 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables (including interest, penalties and withholding income tax) at the time of restructuring. A gain on a troubled debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms. Since the total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts, no gain on restructuring was recorded under US GAAP. As a result, the carrying amount of the new debt instruments under US GAAP was greater than the amount recorded under Argentine GAAP and a new effective interest rate was determined, which equated the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debt.

Additionally, for US GAAP purposes, the debt restructuring was completed on April 24, 2006, which was the date when the cash tender and early payment took effect and the new notes were issued. In addition to the reversal of the gain recognized under Argentina GAAP, interest expense from February 22, 2006 to December 31, 2009, was increased by approximately Ps. 104,3 million for US GAAP purposes. The tax basis of the new notes (before the adjustment to present value, see below) is the same as its carrying amount under Argentine GAAP; which differs from the carrying amount under US GAAP as explained above. Thus, the deferred tax asset attributable to such difference amounting to Ps. 15,645 and Ps. 35,511 as of December 31, 2009 and 2008 respectively was included in deferred income tax in Note 27.I.g) below.

Gain on troubled debt restructuring, after the repurchases of financial debt, due to carrying amount exceeding future cash flows amounting to Ps. 66,803 as of December 31, 2007 also represents a reconciling item.

During 2009 and 2008, the Company repurchased notes due 2016 which constituted an “Early extinguishment of debt”. The cash flows showed that the carrying amount of the payable exceeded the future cash payments. So, these facts implied that gains must be recognized as of the date of the measurements of the debt amounting to Ps. 150,269 and Ps. 147,537, respectively (excluding the gain on debt restructuring already recognized in 2007).

The following items were reversed under US GAAP for the year ended December 31, 2009 and 2008:

- the adjustment to present value of the notes (loss of Ps. 5,2 million);
- the loss from the purchase and redemption of notes due in 2016 during 2007 (Ps. 10,2 million);
- the gain from the purchase and redemption of notes due in 2016 during 2008 (Ps. 55,2 million);
- the gain from the purchase and redemption of notes due in 2016 during 2009 (Ps. 46,2 million);
- the adjustment to present value of purchased and redeemed notes due in 2016 during 2007 (loss of Ps. 8,6 million);
- the adjustment to present value of purchased and redeemed notes due in 2016 during 2008 (gain of Ps. 9,0 million); and,

- the adjustment to present value of purchased and redeemed notes due in 2016 during 2009 (gain of Ps. 8,0 million).

Aditionally, as of December 31, 2009 and 2008, deferred tax assets amounting to 1,835 and 2,960, respectively were recognized under Argentine GAAP as a temporary difference generated by the adjustment to present value of the notes repurchased and by the redeemed notes, respectively, which amounts were also reversed under US GAAP.

The deferred income tax effect on the trouble debt restructuring (including the adjustment to present value) amounting to 17,480 was recorded for US GAAP purposes.

The effect of these US GAAP adjustments on net income and shareholders’ equity is presented in the Note 27.I.g) below.

e)	Investments in marketable securities

Under Argentine GAAP, the Company’s investments in debt and equity securities are carried at market value with unrealized gains and losses, if any, included in the statement of income.

Under US GAAP, the Company has classified these investments as available-for-sale and is carrying these investments at fair value with unrealized gains and losses, if any, included in other comprehensive income in the shareholders’ equity in accordance with topic ASC 320 “Investments – Debt and equity securities”. Specific identification was used to determine cost in computing realized gain or loss.  The Company’s investments are considered available-for-sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms.

Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date.  The topic ASC 320 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary.

December 31, 2009			Gross Unrealized
	Cost	Fair Value	Gain	Loss

Government Bonds	63,919	63,917	-	(2)
Money Market Funds	80,055	80,055	-	-
Corporate Debt Securities	48,854	48,524	-	(330)
Total	192,828	192,496	-	(332)

Under US GAAP, as of December 31, 2009, the Company has assessed if an other-than-temporary impairment existed.  No other-than-temporary impairment exists since none of the conditions prescribed by Topic ASC 320-10-35-33A through 33I were complied with.

December 31, 2008			Gross Unrealized
	Cost	Fair Value	Gain	Loss

Government Bonds	39,561	39,561	-	-
Money Market Funds	88,548	88,548	-	-
Corporate Debt Securities	14,520	18,498	5,444	-
Total	142,629	146,607	5,444	-

The maturities as of December 31, 2009, of the available-for-sale Government Bonds and Corporate Debt Securities included in the balance sheet were as follows:

	Carrying Value	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 years but within 10 years

Government Bonds	63,917	63,917	-	-

Corporate Debt Securities	48,524	-	15,384	33,140

f)	Trust Consolidation

Under Argentina GAAP the Trust was not consolidated with the Company’s financial statements but included as a non current investment and valued at the fair value of the outstanding financial instruments as of December 31, 2008.

Under US GAAP, the Company followed the Consolidation Topic of the FASB Accounting Standards Codification. The Trust was determined to be a Variable Interest Entity (VIE) since, as stated in the Edenor’s Financial Trust Agreement, Edenor has the ability to make decisions about the Trust's activities, is obligated to absorb the expected losses of the Trust if they occur, and has the right to receive the expected residual returns of the Trust if they occur. Based on these facts, as Edenor is the primary beneficiary of the Trust, it had been consolidated in the Company’s financial statements as of December 31, 2008.

In 2008, the total amount of Ps. 49,015 was composed of (i) Ps. 32,049, gain corresponding to the difference between the cost incurred in the acquisition of the bonds and its respective book value at the acquisition date, (ii) Ps. 16,966, gain, corresponding to the reversal of the loss for the mark to market adjustment and interest income recorded by the financial trust under Argentine GAAP.

As mentioned in Note 22, on September 3, 2009, the discretionary trust was dissolved and the trust property was liquidated and transferred to the Company.  As such, during 2009 under US GAAP this adjustment was reversed.

The effect of these US GAAP adjustments on net income and shareholders’ equity is presented in the Note 27.I.g) below.

g)	Effects of conforming to US GAAP

The reconciliation of reported net income required to conform to US GAAP is as follows:

	For the year ended December 31,
	2009	2008	2007

Net income in accordance with Argentine GAAP	90,643	123,115	122,458

Deferred income tax (Note 27.II.a)	(13,903)	(6,989)	25,129
Interest capitalized – net (Note 27.II.b)	(5,095)	(5,095)	(5,095)
Asset retirement obligations (Note 27.II.c)	175	(107)	(500)
Trouble debt reestructuring and repurchases of debt (Note 27.II.d)	49,944	110,032	73,805
Investments in marketable securities (Note 27.I.e)	332	(5,444)	-
Trust consolidation (Note 27.I.f)	(49,015)	49,015	-

Net income in accordance US GAAP	73,081	264,527	215,797

The reconciliation to conform shareholders’ equity amounts to US GAAP is as follows:

	As of December 31,
	2009	2008

Shareholders' equity in accordance with Argentine GAAP	2,182,209	2,091,566

Deferred income tax (Note 27.II.a)	(384,673)	(370,116)
Interest capitalized – net (Note 27.II.b)	74,494	79,589
Asset retirement obligations (Note 27.II.c)	(4,468)	(4,643)
Trouble debt restructuring and repurchases of debt (Note 27.II.d)	(59,738)	(109,682)
Pension Plan (Note 27.II.e)	(6,375)	(8,575)
Trust consolidation (Note 27.I.f)	-	49,015

Shareholders' equity in accordance with US GAAP	1,801,449	1,727,154

The changes in shareholders’ equity under US GAAP as of December 31, 2009 and 2008, are as follows:

	For the year ended December 31,
	2009	2008

Shareholders' equity in accordance with US GAAP - Beginning balance	1,727,154	1,467,076

Net income for the year in accordance with US GAAP	73,081	264,527
Capital (decrease) increase	-	(6,130)
Accumulated Other Comprehensive income - Pension Plan, net of tax and Investments in marketable securities, net of tax (Note 27.II.r)	1,214	1,681

Shareholders' equity in accordance with US GAAP - Ending balance	1,801,449	1,727,154

II.	Additional disclosure requirements

a)	Deferred income taxes

The benefit for income taxes included in the condensed statement of income and accounted for in accordance with US GAAP is as follows:

	As of December 31,
	2009	2008	2007
Income tax under Argentine GAAP:
Current income tax	(95,570)	(99,745)	-
Adjustment to provision 2008	1,636	-	-
Deferred income tax - benefit (expense)	14,623	38,571	(124,984)
Total income tax expense under Argentine GAAP	(79,311)	(61,174)	(124,984)

US GAAP adjustments:

Adjustment for inflation on property, plant and equipment	26,980	30,404	31,300
Interest capitalized	1,783	1,783	1,783
Deferred income tax effect on the adjustment to present value of the notes	(1,835)	(2,960)	(7,523)
Deferred income tax effect on troubled debt restructuring and repurchases of debt	(15,645)	(35,551)	(18,308)
Asset Retirement Obligation	(61)	38	314
Accruals - ENRE Penalties	(24,991)	-	-
Investments in marketable securities	(116)	1,905	-
Others	(18)	(2,608)	754

US GAAP adjustments	(13,903)	(6,989)	8,320

Increase of the allowance for impairment of value of deferred tax assets	-	-	16,809

US GAAP adjustments including increase of the allowance for impairment of value of deferred tax assets	(13,903)	(6,989)	25,129

Income tax expense under US GAAP	(93,214)	(68,163)	(99,855)

	As of December 31,
	2009	2008	2007

Decrease (Increase) of the valuation allowance of value of deferred tax assets
Under Argentine GAAP	-	34,482	(2,221)
US GAAP adjustments	-	-	16,809
Variation of the valuation allowance under US GAAP	0	34,482	14,588

Deferred tax assets (liabilities) as of December 31, 2009 are summarized as follows:

	As of December 31, 2009
	Argentine GAAP balance	US GAAP adjustment	US GAAP balance

Deferred tax assets
Tax losses carry forward	4,293	-	4,293
Accruals	127,033	3,795	130,828
Troubled debt restructuring and repurchases of debt	-	13,229	13,229
Others	14,058	-	14,058
Total deferred tax assets, net	145,384	17,024	162,408

Deferred tax liabilities
PP&E and others	(58,309)	(401,697)	(460,006)
Total deferred tax liabilities	(58,309)	(401,697)	(460,006)

Total net deferred tax assets (liabilities)	87,075	(384,673)	(297,598)

Deferred tax assets (liabilities) as of December 31, 2008 are summarized as follows:

	As of December 31, 2008
	Argentine GAAP	US GAAP	US GAAP
	balance	adjustment	balance

Deferred tax assets
Tax losses carry forward	8,316	-	8,316
Accruals	74,823	29,618	104,441
Troubled debt restructuring and repurchases of debt	-	28,874	28,874
Others	15,577	-	15,577
Total deferred tax assets, net	98,716	58,492	157,208

Deferred tax liabilities
PP&E and others	(17,948)	(428,608)	(446,556)
Total deferred tax liabilities	(17,948)	(428,608)	(446,556)

Total net deferred tax assets (liabilities)	80,768	(370,116)	(289,348)

A reconciliation of the Argentine Statutory Income Tax rate to the Company’s effective tax rate on net income is as follows:

	As of December 31,
	2009	2008	2007

Income tax calculated at tax rate on net income before taxes under US GAAP	(58,203)	(116,442)	(110,478)

Permanent differences:
Effect of Trust consolidation	(17,155)	17,155	-
Other non-deductible expenses	(17,856)	(3,358)	(3,965)
Subtotal	(93,214)	(102,645)	(114,443)
Variation of the valuation allowance under US GAAP	-	34,482	14,588
Income tax expense under US GAAP	(93,214)	(68,163)	(99,855)

US GAAP deferred tax assets (liabilities) as of December 31, 2009 and 2008 breakdowns are summarized below:

	As of December 31, 2009
	Total	Current	Non Current
Deferred tax assets
Tax losses carry forward	4,293	4,293	-
Accruals	130,828	967	129,861
Troubled debt restructuring and repurchases of debt	13,229	-	13,229
Others	14,058	4,463	9,595
Total deferred tax assets	162,408	9,723	152,685

Deferred tax liabilities
PP&E and others	(460,006)	(30,170)	(429,836)
Total deferred tax liabilities	(460,006)	(30,170)	(429,836)

Total net deferred tax liabilities	(297,598)	(20,447)	(277,151)

	As of December 31, 2008
	Total	Current	Non Current

Deferred tax assets
Tax losses carry forward	8,316	-	8,316
Accruals	104,441	9,176	95,265
Troubled debt restructuring and repurchases of debt	28,874	-	28,874
Others	15,577	5,655	9,922
Total deferred tax assets	157,208	14,831	142,377

Deferred tax liabilities
PP&E and others	(446,556)	(29,949)	(416,607)
Total deferred tax liabilities	(446,556)	(29,949)	(416,607)

Total net deferred tax liabilities	(289,348)	(15,117)	(274,232)

b)	Interest capitalized – net

In accordance with ASC topic 835, interests on loans related to works in progress has been capitalized on the qualifying asset (assets that require an extended period of time to acquire or produce), during the term of construction until they were in condition to be used, as follows:

	As of December 31,
	2009	2008	2007
Interest expense incurred under US GAAP	87,739	78,111	56,424
Interest capitalized under US GAAP	24,966	31,477	12,665

Effect on US GAAP adjustment in net income  is as follows:

	For the year ended December 31,
	2009	2008	2007
Depreciation on interest capitalized	(5,095)	(5,095)	(5,095)
Interest capitalized – net (Note 27.I.g)	(5,095)	(5,095)	(5,095)

Effect on US GAAP adjustment on shareholders’ equity is a follows:

	As of December 31
	2009	2008
Interest capitalized	125,294	125,294
Depreciation on interest capitalized	(50,800)	(45,705)
Interest capitalized – net (Note 27.I.g)	74,494	79,589

c)	Asset retirement obligations

Under US GAAP, a decrease in asset must be recognized as of December 31, 2009, as follows:

	As of December 31,
	2009	2008
Asset retirement costs	-	(3,509)
Less: accumulated depreciation	(959)	(1,134)
Net book value	(959)	(4,643)
Asset retirement obligation	-	-
Net Shareholders’ equity impact	(959)	(4,643)

The effects on US GAAP net loss and shareholders’ equity are shown in paragraph below as follows:

1.	amortization of asset retirement costs included in depreciation expense;
2.	effects of re-measuring the liability due to the passage of time are reflected as interest expense.

Effects on US GAAP adjustment in net income is as follows:

	As of December 31,
	2009	2008	2007
Depreciation of asset retirement costs	175	175	21
Accrued interest	-	(282)	(521)
Total impact (Note 27.I.g)	175	(107)	(500)

Effects on US GAAP shareholders’ equity under Argentine GAAP is as follows:

	As of December 31,
	2009	2008
Accumulated depreciation of asset retirement costs	(959)	(1,134)
Accrued interest	(3,509)	(3,509)
Total impact (Note 27.I.g)	(4,468)	(4,643)

The following table shows changes in asset retirement obligation for the years ended December 31, 2009 and 2008:

Balance as of January 1, 2008	2,818
Accrued interest	282
Payments	(3,100)
Balance as of December 31, 2008	0
Accrued interest	-
Payments	-
Balance as of December 31, 2009	0

d)	Troubled Debt Restructuring and Repurchases of Debt

The reconciliation between financial debt under US GAAP and Argentine GAAP as of December 31, 2009 and 2008 is as follows:

	As of December 31,
	2009	2008
Financial debt (current and non current) under Argentine GAAP	790,487	940,393

Waiver of principal	55,314	55,314
Waiver of unpaid accrued interest	77,658	77,658
Waiver of unpaid accrued penalties	65,726	65,726
Adjustment to present value of the notes	21,943	27,186
Interest expense	104,286	52,833

Loss from the purchase and redemption of notes 2016 during 2007	(10,228)	(10,228)
Gain from the purchase and redemption of notes 2016 during 2008	55,185	55,185
Gain from the purchase and redemption of notes 2016 during 2009	46,182	-
Adjustment to present value of purchased and redeemed notes 2016 during 2007	(8,632)	(8,632)
Adjustment to present value of purchased and redeemed notes 2016 during 2008	8,980	8,980
Adjustment to present value of purchased and redeemed notes 2016 during 2009	7,932	-
Gain on debt restructuring	(66,803)	(66,803)
Gain on early extinguishment of debt	(297,805)	(147,537)

Financial debt (current and non current) under US GAAP	850,225	1,050,075

Total impact in shareholders’ equity under US GAAP (Note 27.I.g)	59,738	109,682

Effects of US GAAP adjustments in net income under Argentine GAAP are as follows:

	For the year ended December 31,
	2009	2008	2007
Gain on early extinguishment of debt	150,269	147,537	-
Interest expense and exchange differences	(51,454)	18,203	(33,353)
Adjustment to present value of notes	5,243	8,457	21,495
Adjustment to present value of purchased and redeemed notes due in 2016	(7,932)	(8,980)	8,632
(Gain) / Loss from the purchase and redemption of notes due in 2016	(46,182)	(55,185)	10,228
Gain on debt restructuring	-	-	66,803
Total impact in net income (Note 27.I.g)	49,944	110,032	73,805

e)	Pension Plan

As indicated in Note 3.o, the Company has a pension plan for benefits to personnel (employee pension plan). Employee pension costs are recognized in accordance with Compensation-Retirement Benefits topic of the FASB Accounting Standards Codification, ASC topic 715. This topic requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual experience differing from assumed. ASC topic 715 also provides for the prospective amortization of costs related to changes in the benefit plan, as well as the obligation resulting from transition and requires disclosure of the components of periodic pension costs and the funded status of pension plans. In addition, ASC topic 715 requires the immediate recognition of deferred pension costs when some or all of the following conditions are met:

(a) pension obligations are settled;
(b) defined benefits are no longer earned under the plan and the plan is not replaced by other defined benefit plan;
(c) there are no remaining plan assets; and
(d) employees are terminated or the plan ceases to exist.

The Company has a pension plan covering substantially all of its employees under collective bargain agreement mentioned in Note 3.o. ASC topic 715 has been applied from and after January 1, 2003. However, amortization of the net transition obligation existing at January 1, 1993 has been computed retroactively as if it had been established on January 1, 1989, which is the date that ASC topic 715 first became effective for non−US pension funds.

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

The Company applies ASC section 715-30-25 and the disclosures requirements of ASC section 715-20-50. Under provisions of this topic, the Company fully recognized the underfunded status of defined-benefit pension and postretirement plans as a liability in the financial statements reducing the Company’s shareholders’ equity through Accumulated OCI account. Unrecognized actuarial losses and gains are recognized in the statements of income during the expected average remaining working lives of the employees participating in the plans and the live expectancy of retired employees.

The components of net periodic benefit cost under Argentina GAAP and US GAAP for 2009, 2008 and 2007 are as follows:

	As of December 31,
	2009	2008	2007
Components of net year benefit cost
Service cost	1,608	1,488	1,125
Interest cost	4,843	4,441	2,874
Recognized net actuarial loss	1,314	779	760
Net year benefit cost	7,765	6,708	4,759

The changes in benefit obligations for the years ended December 31, 2009 and 2008 are as follows:

	As of December 31,
	2009	2008
Benefit obligation - beginning of year	26,623	19,083
Service cost	1,608	1,488
Interest cost	4,843	4,441
Actuarial (gain)/ loss	(886)	3,638
Benefits paid to participants	(993)	(2,027)
Benefit obligation – end of year	31,195	26,623

The adoption of ASC section 715-30-25-1 on December 31, 2006 resulted in the recognition of the “unrecognized actuarial loss” amounting to 5,714 as adjustment to accumulated other comprehensive loss, and a deferred tax asset of approximately 2,000, also in accumulated other comprehensive loss net of charge of 3,714 as adjustment to accumulated other comprehensive loss. As of December 31, 2009, 2008 and 2007, the Company recognized a gain of 1,430, a net charge of 1,858 and 1, respectively, as adjustment to accumulated other comprehensive gain/loss corresponding to the net actuarial gain/loss for the year.

The following table shows changes in accumulated other comprehensive gain/loss for the years ended December 31, 2009, 2008 and 2007:

	Net of tax	Tax effect	Gross amount

Balance as of January, 2007	3,714	(2,000)	5,714
Net actuarial loss for the year 2007	1	(1)	2
Balance as of December 31, 2007	3,715	(2,001)	5,716
Net actuarial loss for the year 2008	1,858	(1,001)	2,859
Balance as of December 31, 2008	5,573	(3,002)	8,575
Net actuarial loss (gain) for the year 2009	(1,430)	770	(2,200)
Balance as of December 31, 2009	4,143	(2,232)	6,375

The following yearly pension benefits payments are expected to be made:

2010	3,871
2011	4,143
2012	5,249
2013	4,201
2014	4,802
2015-2019	21,850

The components of the projected net periodic pension benefit costs for 2010 are as follows:

Service cost	1,608
Interest cost	4,843
Amortization of net actuarial loss	1,314
Net year benefit cost	7,765

The following table shows the effect of a 1% change in discount rate on our projected benefit obligation for the periods indicated:

	As of December 31,
	2009	2008	2007
Projected benefit obligation	31,195	26,623	19,083
Effect of a one-percentage-point increase	29,676	25,218	18,050
Effect of a one-percentage-point decrease	32,935	28,227	20,261

Assumptions

	2009	2008	2007
Weighted—discount rate	25.0%	18.0%	21.0%
Weighted—salary increase	15.0%	15.0%	20.0%
Weighted—long term inflation	11.5%	11.5%	14.0%

Actuarial Method: Projected Unit Credit Method

The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits.

f)	Trust Consolidation

As discussed in Note 22, on September 30, 2008, the Company and Macro Bank Limited entered into an irrevocable and discretionary Trust agreement (thereafter “the Trust”).

Under Argentina GAAP, the Trust was not consolidated with the Company´s financial statements but included as a non current investment and valued at the fair value of the outstanding financial instruments as of December 31, 2008.

Under US GAAP, the Trust represented a Variable Interest Entity (VIE) and as such had to be consolidated in the Company´s financial statements.

As of December 31, 2008, the outstanding financial assets held by the Trust and related accrued interests were as follows:

	Amounts in thousands of US$	Accrued interests in thousands of US$
Cash	1,179	-
Clarín Group Notes	2,145	-
Edenor Notes due on 2017	10,030	556
Edenor Notes due on 2017	407	23

Under US GAAP, Transfer and Servicing topic of the FASB Accounting Standards Codification states that  the reacquisition by the debtor of its outstanding debt securities whether the securities are canceled or held as so-called treasury bonds constitutes an extinguishment of the liability. Therefore, the Company considered that the repurchase made by the financial Trust should be treated as treasury bonds and, a gain on the transaction was recognized together with the elimination of the related short-term investment and liability recorded under Argentine GAAP.

On September 3, 2009, the discretionary trust was dissolved and the trust property was liquidated and transferred to the Company.

g)	Basic and diluted earnings per share

As mentioned in Note 3.s, under Argentine GAAP, the Company is required to disclose earnings per share information in accordance with FACPCE TR 18 for all the years presented.

Under US GAAP, basic and diluted earnings per share are presented in conformity with topic ASC 260 for all years presented.  Pursuant to this topic, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted earnings per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuance or grants for nominal consideration.

The following tables set forth the computation of basic and diluted earning per common share under US GAAP for the years presented:

	For the years ended December 31,
	2009	2008	2007
Net Earning per share

Numerator:
Net income for the year	73,081	264,527	215,797

Denominator:
Weighted average number of shares used in basic and diluted EPS	897,042,600	897,042,600	906,455,100

Net earning per share - basic and diluted	0.081	0.295	0.238

There are no potential dilutive equity shares.

h)	Segment information

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

Under US GAAP, criteria set by ASC 280 Segment Reporting topic of the FASB Accounting Standards Codification is applicable. The Company segment information is based on the components of a company about which separate financial information is available and the management’s analysis for making operating decisions.

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

The management evaluated if the agreements with Comunicaciones y Consumos S.A. and Préstamos y Servicios S.A., signed in 2008 as described in Note 15, represented new business segments and concluded that these operations have no impact both quantitatively and qualitatively in these financial statements. Thus, no additional disclosure is required under US GAAP.

i)	Cash flow information

Under Argentine GAAP, the Company is required to present the statements of cash flows in the primary financial statements in accordance with TR 9, as amended. Guidance set forth in TR 9 (as amended) is similar to the guidelines set forth in ASC 230 “Statement of Cash Flows”.  As described in Note 18.a, the Company considers all highly liquid investments to be cash equivalents.

Under US GAAP, following Topic 230 “Statement of Cash Flows” (ASC 230), the Company classified its investments in Corporate Debt Securities within investing activity.  As their maturity occurs beyond 3 months, the Corporate Debt Securities are not included as part of cash equivalents.

Under Argentine GAAP, the Company classified as financing activities purchases and sales of debt securites, other than cash equivalents.

Under US GAAP, following ASC 230 and Topic ASC 320 “Investments – Debt and Equity Securities”, the Company classified those transactions as investing activities.

The following table presents the reconciliation of the statement of cash flows between Argentine GAAP and US GAAP:

	For the years ended as of December 31,
Reconciliation of cash flows under Argentine GAAP and US GAAP	2009	2008	2007

Net cash flow provided by operating activities under Argentine GAAP	667,977	547,543	427,182
Reclasification from operating activities to investing activities:
Effect of exchange rate changes on cash and cash equivalents	(7,021)	(2,447)	(12,198)
Net cash flow provided by operating activities under US GAAP	660,956	545,097	414,984

Net cash flow used in investing activities under Argentine GAAP	(404,165)	(325,380)	(336,851)
Effect of consolidation of Edenor’s financial trust	(11,345)	11,345
Decrease (Increase) in current and non current investments	13,614	(67,893)	-
Debt securities classified as cash equivalents under Argentina GAAP	(48,524)	-	-
Net cash flow used in investing activities under US GAAP	(450,420)	(381,928)	(336,851)

Net cash flow used in financing activities under Argentine GAAP (*)	(161,839)	(196,962)	(21,806)
(Decrease) Increase in current and non current investments	(13,614)	67,893	-
Net cash flow used in financing activities under US GAAP	(175,453)	(129,069)	(21,806)

Net increase in cash and cash equivalents under US GAAP	42,104	36,546	68,525
Effect of exchange rate changes on cash and cash equivalents	7,021	2,447	12,198
Net increase in cash and cash equivalents under US GAAP after effect of exchange rate changes on cash and cash equivalents	35,083	34,099	56,327

Cash and cash equivalents at the beginning of the year	137,744	101,198	32,673
Cash and cash equivalents at the end of the year	179,848	137,744	101,198

	2009	2008

Cash and cash equivalents under Argentine GAAP (Note 18)	228,372	126,399
Effect of Trust consolidation
Cash	-	4,024
Debt Securities – third parties debt	-	7,321
Corporate Debt Securities – Not qualified as cash equivalent under US GAAP (Note 27.I.e)	(48,524)	-
Cash and cash equivalents in the Statement of Cash Flows under US GAAP	179,848	137,744

(*)	In 2007, under US GAAP the breakdown is as follows:

	Proceeds from issuing notes	719,838
	Payments on redeemed notes	(923,417)
	Capital increase	181,773
	Net cashflow used in financing activities	(21,806)

j)	ASC 825, The Fair Value Option for Financial Assets and Financial Liabilities

On January 1, 2008 the Company adopted ASC 825 “Fair value option”, which permits a company to measure certain financial assets and financial liabilities at fair value that were not previously required to be measured at fair value. The Company has not elected to measure any financial assets and financial liabilities at fair value which were not previously required to be measured at fair value. Therefore, the adoption of this standard has had no effect on the Company’s results of operations.

k)	Fair value measurements

The Company applies ASC Topic 820, Fair Value Measurements (“ASC Topic 820”), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. Under US GAAP, certain assets and liabilities must be measured at fair value, and ASC Topic 820 details the disclosures that are required for items measured at fair value.
The Company has various financial instruments that must be measured under ASC Topic 820 including: certain money market funds, bonds, marketable securities; and derivatives. None of its current non-financial assets or non-financial liabilities must be measured at fair value on a recurring basis. The Company measures its financial assets and liabilities using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:

▪	Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities accessible at the measurement date.

▪
Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

▪
Level 3 includes unobservable inputs that reflect the Company’s assumptions about the assumptions that market participants would use in pricing the asset or liability. The Company develops these inputs based on the best information available, including its own data.

In accordance with the fair value hierarchy, the following table shows the fair value as of year-end 2009, of those financial assets that must be measured at fair value and were classified as “Investments” and “Loans”:

	Fair value measurements as of December 31, 2009
Description	Balance at year-end 2009	Level 1	Level 2	Level 3
Assets
Government Bonds	63,917	63,917	-	-
Money market funds	80,055	80,055	-	-
Corporate Debt Securities	48,524	48,524	-	-
	192,496	192,496	0	0

Most of the Company’s financial assets and liabilities are valued using market prices on active markets (level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets. Derivative instruments are valued at fair value obtained from readily-available pricing sources for comparable instruments (level 2). As of December 31, 2009, the Company did not have any assets or liabilities without observable market values that would require a high level of judgment to determine fair value (level 3).

The unrealized net gains on short-term investments are reported as a component of other comprehensive income.

As of December 31, 2009, the carrying value of the Company’s cash and cash equivalents approximated their fair value which was held primarily in bank deposits and there were no financial liabilities measured at fair value. For the years ended December 31, 2009 and 2008, the Company held no direct investments in auction rate securities, collateralized debt obligations, structured investment vehicles or mortgage-backed securities.

l)	Derivative financial instruments

Corporate Notes

There is a disclosure difference between Argentina GAAP and US GAAP for the derivate financial instruments described in Note 23.

Under Argentina GAAP, as of December 31, 2009, these transactions have been fully settled, there being no outstanding balances. As of December 31, 2008 a receivable related to derivate financial instruments amounting to 7,905 offset Current liabilities-Loan- Interest.

Under US GAAP, and following topic ASC 815-10-45 such receivable had been included as an asset in the condensed consolidated balance sheet as of December 31, 2008.

Forward and Futures Contracts

There is no difference between Argentina GAAP and US GAAP for these financial transactions. Thus, it is not deemed necessary to include additional disclosure under US GAAP in the Company’s financial statements.

Topic ASC 815 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities.

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

For US GAAP purposes, the discounts resulting from the determination of present value at the date of transaction offset revenues. Additionally, the amortization of such discounts should be reported as interest according to ASC 835-30 (amounting to 14,769 for the year ended December 31, 2007).

Under Argentine GAAP, penalties have been deducted from sales. For US GAAP purposes, penalties are included as transmission and distribution expenses (amounting to 58,500, 34,775 and 23,940 for the years ended December 31, 2009, 2008 and 2007).

Under Argentine GAAP, during the year ended December 31, 2007, the electricity distributed to shantytowns was recorded as sales. Under US GAAP the conditions to recognize revenue were not met, thus, such sales have been eliminated in the Statement of Income (amounting to 24,500). During the year ended December 31, 2008, the Framework Agreement was signed with the Federal Government (September 2008) and therefore, the corresponding allowance for doubtfull accounts was recovered under Argentina GAAP. Under US GAAP, these sales are recognized since the conditions required are met (amounting 24,016).

During the year ended December 31, 2009, the Addendum to the New Framework Agreement entered into by the Government of the Province of Buenos Aires and the Company, was ratified by Decree No. 732 published in the Official Gazette of the Province of Buenos Aires (June 2009). As a consequence, the allowance for doubtfull accounts was partially recovered under Argentina GAAP. Under US GAAP, these sales are recognized since the conditions required are met (amounting 26,956).

As a result of these differences, net sales under US GAAP would have been 2,163,316, 2,058,988 and 1,936,980 for the years ended December 31, 2009, 2008 and 2007, respectively.

Gross margin

In addition to the above explained differences under Argentine GAAP, transmission and distribution expenses have been included whithin operating expenses, but excluded from gross margin calculation. Under US GAAP, such expenses have been included whithin gross margin calculation.

As a result of these differences, gross margin under US GAAP would have been 535,985, 547,356 and 569,641 for the years ended December 31, 2009, 2008 and 2007, respectively.

Net operating income

Under Argentine GAAP, certain operating expenses have been included as other expenses - net, excluded from operating income. Under US GAAP, such expenses have been included as operating expenses - net.

As a result of these differences, operating income under US GAAP are 208,762, 250,725 and 362,131 for the years ended December 31, 2009, 2008 and 2007, respectively.

Financial income (expense), net

Under Argentine GAAP the adjustment ENRE penalties has been included as Financial (expense), net and holding gains. Under US GAAP, such adjustment has been included in penalties as part of Transmission and Distribution Expenses (amounting to 17,162 and 18,084 for the years ended December 31 2008 and 2007, respectively). During the year ended December 31, 2009, there was no ENRE penalties adjustment.

Under Argentine GAAP, the adjustment to present value of the retroactive tariff increase and the Payment Plan Agreement with the Province of Buenos Aires has been included in a separate line below Financial income (expense) and holding gains (losses). Under US GAAP, the amortization of the discount derived from the adjustment to present value of the retroactive tariff increase has been reclassified to interest gain, within Financial income (expense), net.

In addition, under US GAAP, Financial income (expense), net includes the adjustment of Troubled Debt Restructuring and Repurchases of Debt, described in Note 27.I,d), the reversal of the gain obtained by the Trust under Argentine GAAP, as described in Note 27.I.f) and the adjustment on unrealized loss on available-for-sale investments as described in Note 27.I.e).

As a result of this disclosure difference, Financial (expense) income, net under US GAAP would have been (42,583), 81,965 and (46,479) for years ended December 31, 2009, 2008 and 2007, respectively.

The condensed consolidated statements of income for the years ended December 31, 2009, 2008 and 2007 under US GAAP are as follows:

	For the year ended December 31,
	2009	2008	2007

Net sales / Services revenues	2,163,316	2,058,988	1,936,980
Electric power purchases	(1,003,362)	(934,660)	(889,885)
Transmission and Distribution Expenses	(623,969)	(576,972)	(477,454)
Gross margin	535,985	547,356	569,641
Operating expenses, net	(327,223)	(296,631)	(207,510)
Net operating income	208,762	250,725	362,131
Financial (expense) income, net	(42,467)	81,965	(46,479)
Net income before income tax	166,295	332,690	315,652
Income tax expense	(93,214)	(68,163)	(99,855)
Net income for the year	73,081	264,527	215,797

Earning per ordinary share	0.081	0.295	0.238

The condensed consolidated balance sheets under US GAAP as of December 31, 2009 and 2008 are as follows:

	As of December 31,
	2009	2008

Current Assets	703,283	666,694
Property, plant and equipment, net	3,552,413	3,331,204
Other non-current assets	260,404	258,426
Current liabilities	790,889	707,536
Non-current liabilities	1,923,762	1,821,634
Shareholders' equity	1,801,449	1,727,154

	For the year ended December 31,
Summary of Condensed Shareholders’ equity in accordance with US GAAP	2009	2008

Common stock	1,902,944	1,902,944
Treasury stock	(6,130)	(6,130)
Additional paid-in capital	24,970	24,970
Legal Reserve	59,476	53,320
Accumulated deficit	(255,787)	(514,158)
Net income	73,081	264,527
Accumulated Other Comprehensive Income	2,895	1,681

Total Shareholders’ equity	1,801,449	1,727,154

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

Based on the foregoing, there is no difference between US GAAP and Argentine GAAP.

o)	ASC 740 Income Taxes

ASC 740 defines the criteria an individual tax position must meet for any part of the benefit of such position to be recognized in the financial statements. This topic establishes “a more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements. The topic also provides guidance, among other things, on the measurement of the income tax benefit associated with uncertain tax positions, de-recognition, classification, interest and penalties and financial statement disclosures.

As it is required by this topic, the Company has reassessed whether the “more-likely-than-not” recognition threshold has been met before a tax benefit can be recognized and how much of a tax benefits to recognize in the financial statements. The adoption of the topic did not have an impact on the Company’s financial position. There were no unrecognized tax benefits as of December 31, 2009.

The company classifies interest and penalties in the statement of income under the line “Income tax expense”.

On April 27, 2009, the Company adhered to the income tax regularization plan established in Law No. 26,476. In accordance with the assessment of the tax regularization plan, the Company’s debt was settled at Ps. 12,122 plus interest to be accrued. During the year 2009, the Company paid for this concept an amount of 1,487 and the remaining balance of the Company’s debt totals 10,635.  As a consequence of this tax regularization plan, the Company recognized a gain amounting to Ps. 23,341, net of legal fees amounting to Ps. 2,8 million, included within provision, in Annex E.

The reconciliation of the beginning and ending balances of recognized uncertain tax position as of December 31, 2009 and 2008 is the following:

Recognized uncertain tax position as of December 31, 2007	36,027
Gross increase due to interest on prior year uncertain tax position	2,236
Recognized uncertain tax position as of December 31, 2008	38,263
Gross decrease due to the assessment of the tax regularization plan	(38,263)
Recognized uncertain tax position as of December 31, 2009	-

This decrease is due to the assessment of the tax regularization plan mentioned above, and therefore there is no need to record an additional income tax liability.

p)	Accounting for stock transferred by Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees (Note 16.c).

Under US GAAP, the Company follows ASC 718 “Stock compensation”. The economic substance of a plan establish by the principal stockholders is substantially the same for the Company and the employee, whether the plan is adopted by the Company or a principal stockholder. Consequently, the Company should account for this type of plan when one is established or financed by a principal stockholder unless (1) the relationship between the stockholder and the company’s employee is one which would normally result in generosity, (2) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment, or (3) the company clearly does not benefit the transaction. The rationale established in this Interpretation has been applied to other situations in which a principal stockholder for the benefit of the company. ASC 225-10 requires any transaction undertaken by a company’s principal stockholder for the benefit of the company to be accounted for according to its substance and not its form. Under Topic ASC 718, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price. ASC 718-10 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

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

During the year ended December 31, 2008, the Company’s Board of Directors decided to begin with the acquisition process of the Company’s own shares through market transactions.

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

Under US GAAP, the Company followed Topic ASC 505 “Treasury Stock” and accounted for the repurchase of own shares by deducting the shareholders’ equity account ‘Nominal Value Treasury Stock’ and ‘Cash and banks’ by 6,130.

Under US GAAP, such transaction does not constitute a GAAP difference in measurement, but a disclosure difference exist, since the account ‘Nominal Value Treasury Stock’ should represent the amount effectively paid for the shares repurchased, no impact on capital accounts or retained earnings exist.

During the year ended December 31, 2009 no other acquisitions have been carried out.

r)	Comprehensive income

ASC 220, “Comprehensive Income” establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholders’ equity of the Company during the year from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

The following table summarizes the components of comprehensive income for the years ended December 31, 2009, 2008 and 2007:

	For the year ended December 31,
	2009	2008	2007

Net income under US GAAP	73,081	264,527	215,797

Other comprehensive (loss) income:

Unrealized gains and losses - Available for sale securities (net of a tax effect of 116 benefit and (1,905) loss for 2009 and 2008, respectively)	(216)	3,539	-
Pension plan (net of a tax effect of (770) loss, 1,001 benefit and 1 benefit, for 2009, 2008 and 2007, respectively)	1,430	(1,858)	(1)

Comprehensive income	74,295	266,208	215,796

The following table summarizes the components of accumulated other comprehensive income for the years ended December 31, 2009, 2008 and 2007:

	For the year ended December 31,
	2009	2008	2007

Accumulated unrealized gain on Available for sale securities	5,112	5,444	-
Accumulated estimated tax (loss) on Available for sale securities	(1,789)	(1,905)	-
Accumulated pension plan	(659)	(2,859)	2
Accumulated estimated tax benefit (loss) on pension plan	231	1,001	(1)

Accumulated Other Comprehensive income	2,895	1,681	1

s)	Recently issued accounting pronouncements

In May 2009, the FASB amended Accounting Standards Codification Section 855-10, Subsequent Events, Overall. These amendments establish the general standards of accounting for, and disclosure of, events that occur after the balance sheet date, but before financial statements are issued or available to be issued. These amendments are effective for interim and fiscal periods ending after June 15, 2009. The Company has evaluated subsequent events for the period from December 31, 2009, the date of these financial statements, through May 31, 2010, which represents the date the Company intends to file these financial statements with the Securities and Exchange Commission. Pursuant to the requirements of Accounting Standards Codification Section 855-10, there were no events or transactions occurring during this subsequent event reporting period that require recognition or disclosure in these financial statements.

In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”. This Statement establishes that the FASB Accounting Standards Codification TM (“ASC”) will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The authoritative guidance mentioned in this Annual Report includes ASC reference. The adoption of this new Standard does not have a material effect on the Company's financial position, results of operations, or cash flows.

On June 2009, the FASB issued SFAS 166 “Accounting for Transfers of Financial Assets” which amends SFAS 140. It improves the relevance and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This standard has not been incorporated into ASC and is effective for fiscal years beginning after November 15, 2009. The adoption of this statement is not expected to have a material effect on our financial position or results of operations.

In August 2009, the FASB issued Accounting Standards Update No. 2009-04, Accounting for Redeemable Equity Instruments—Amendment to Section 480-10-S99 (SEC Update), amending Accounting Standards Codification Section 480-10-S99, Distinguishing Liabilities from Equity, Overall ("Update No. 2009-04"), which requires certain securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. Update No. 2009-04 is effective for interim and fiscal periods ending after August 26, 2009. The Company estimates that this statement will not have an impact on its financial position.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value, amending Accounting Standards Codification Section 820-10, Fair Value Measurements and Disclosures, Overall ("Update No. 2009-05"), which provides clarification of the fair value measurement of liabilities in circumstances in which a quoted price in an active market for the identical liability is not available. Update No. 2009-05 is effective for interim and fiscal periods ending after August 26, 2009. The Company estimates that this statement will not have an impact on its financial position.

FASB ASC 715 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plans. This guidance is intended to ensure that an employer meets the objectives of the disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan to provide users of financial statements with an understanding of the following: how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets; and significant concentrations of risk within plan assets. The adoption of this guidance did not have a significant impact on our financial position or results of operations.

ASC 350 amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under ASC 350. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. The amendment is effective prospectively for intangible assets acquired or renewed after January 1, 2009. The adoption of ASC 350 will not have a material impact on the Company´s financial statements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements, amending Accounting Standards Codification Section 820-10, Fair Value Measurements and Disclosures ("Update No. 2010-06"), which provides new disclosure requirements for in and out transfers of Level 1 and 2 and activity in Level 3 fair value measurements.  It also provides clarification on certain existing disclosures.  Update No. 2010-06 is effective for annual and interim reporting periods beginnig after December 15, 2009, except for the requirement to provide the Level 3 activity between purchases, sales, issuances, and settlements on a gross basis.  That requirement is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima

By:	/s/ Luis Pablo Rogelio Pagano
	Name:	Luis Pablo Rogelio Pagano
	Title:	Chief Financial Officer
Date: June 7, 2010