Form 20-F
period 2010-12-31
EDENOR
filed 2011-06-14
CIK 1395213

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission File number: 001-33422

Empresa Distribuidora y Comercializadora Norte S.A.
(Exact name of registrant as specified in its charter)

Distribution and Marketing Company of the North S.A.	Argentine Republic
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)
Avenida Del Libertador 6363
Ciudad de Buenos Aires, C1428ARG
Buenos Aires, Argentina
(Address of principal executive offices)

Ivana Del Rossi
Tel.: +54 11 4346 5127 / Fax: +54 11 4346 5325
Avenida Del Libertador 6363 (C1428ARG)
Buenos Aires, Argentina
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

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:  U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☑

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

•	general political, economic, social, demographic and business conditions in Argentina and particularly in the geographic market we serve;

•	the impact of regulatory reform and changes in the regulatory environment in which we operate;

•	electricity shortages;

•	potential disruption or interruption of our service;

•	restrictions on the ability to exchange Pesos into foreign currencies or to transfer funds abroad;

•	the revocation or amendment of our concession by the granting authority;

•	our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;

•	fluctuations in exchange rates, including a devaluation of the Peso;

•	the impact of high rates of inflation on our costs;

•	the successful integration of the recently acquired businesses described under “Acquisition of EMDERSA and AESEBA” in Item 4 hereto; and

•	additional matters identified in “Risk factors.”

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

The financial data as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 are derived from our audited financial statements, which were audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers network.  Our audited financial statements have been prepared in accordance with generally accepted accounting principles in the City of Buenos Aires, which we refer to as Argentine GAAP and which differ in certain significant respects from U.S. Generally Accepted Accounting Principles (U.S.GAAP).  Note [28] to our audited financial statements included elsewhere in this annual report provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net (loss) income for the years then ended December 31, 2010, 2009 and 2008 and shareholders’ equity as of December 31, 2010 and 2009.

In this annual report, except as otherwise specified, references to “$”, “U.S. $” and “Dollars” are to U.S. Dollars, and references to “Ps. ” and “Pesos” are to Argentine Pesos.  Solely for the convenience of the reader, Peso amounts as of and for the year ended December 31, 2010 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on December 31, 2010 of Ps. 3.976 to U.S. $1.00.  The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate.  See “Item 3. Key Information—Exchange Rates.”

Under Argentine GAAP, we generally are not required to record the effects of inflation in our financial statements.  However, because Argentina experienced a high rate of inflation in 2002, with the wholesale price index increasing by approximately 118%, we were required by Decree No. 1269/2002 and Comisión Nacional de Valores (National Securities Commission or CNV) Resolution No. 415/2002 to restate our financial statements in constant Pesos in accordance with Argentine GAAP.  On March 25, 2003, Decree No. 664/2003 rescinded the requirement that financial statements be prepared in constant currency, effective for financial periods on or after March 1, 2003.  As a result, we are not required to restate and have not restated our financial statements for inflation after February 28, 2003.  See note [2] to our audited financial statements included in this annual report.

Certain figures included in this annual report have been subject to rounding adjustments.  Accordingly, figures shown as totals may not sum due to rounding.

	2010			2010		2009		2008		2007		2006
	(in millions, except for per share and per ADS data)
Statement of operations data
Argentine GAAP
Net sales	U.S. $	546.7		Ps.	2,173.6	Ps.	2,077.9	Ps.	2,000.2	Ps.	1,981.9	Ps.	1,378.3
Electric power purchases		(269.1)			(1,069.7)		(1,003.4)		(934.7)		(889.9)		(799.1)
Gross margin		277.6			1,103.9		1,074.5		1,065.5		1,092.0		579.3
Transmission and distribution expenses		(160.0)			(636.3)		(548.6)		(497.9)		(417.6)		(362.1)
Selling expenses		(48.9)			(194.2)		(159.0)		(126.0)		(120.6)		(87.9)
Administrative expenses		(45.0)			(178.9)		(144.0)		(138.7)		(124.7)		(93.3)
Subtotal		23.8			94.5		222.9		302.9		429.2		35.9
Other (expenses) income , net		(2.5)			(9.8)		23.3		(29.8)		1.0		(22.9)
Financial income (expenses) and holding gains (losses):
Generated by assets:
Exchange difference		1.9			7.4		21.4		8.1		(0.9)		2.6
Interest		7.1			28.4		16.2		9.8		13.4		13.9
Holding results		(3.7)			(14.7)		37.6		(7.3)		0.1		0.1
Taxes on financial transactions(1)		(4.0)			(16.0)		(13.4)		—		—		—
Generated by liabilities:
Financial expenses		(3.1)			(12.5)		(11.7)		(10.0)		(21.0)		(25.4)
Exchange difference		(10.1)			(40.3)		(99.1)		(92.7)		(29.9)		(13.3)
Interest		(23.0)			(91.3)		(87.7)		(95.3)		(74.5)		(101.3)
Taxes on financial transactions(1)		(5.3)			(21.1)		(19.2)		—		—		—
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other receivables(2)		2.9			11.6		3.4		13.5		(29.6)		—
Gain on extinguishment of former debt(3)		—			—		—		—		—		179.2
Adjustment to present value of notes(4)		(1.1)			(4.2)		(5.2)		(8.5)		(21.5)		57.1
(Loss) Gain from the purchase of notes(5)		(1.8)			(7.1)		81.5		93.5		(10.2)		—
Adjustment to present value of purchased notes(4)		—			—		—		—		(8.6)		—
(Loss) Income before taxes		(18.9)			(75.2)		170.0		184.3		247.4		125.9
Income tax(6)		0.3			1.1		(79.3)		(61.2)		(125.0)		167.2
Net (loss) income	U.S. $	(18.	6)	Ps.	(74.0)	Ps.	90.6	Ps.	123.1	Ps.	122.5	Ps.	293.1
Net (loss) income per ordinary share – basic and diluted		(0.021)			(0.082)		0.101		0.137		0.135		0.352
Dividends declared per ordinary share(7)		—			—		—		—		—		—
Net (loss) income per ADS(8) — basic and diluted		(0.411)			(1.633)		2.02		2.716		2.702		—
Number of shares outstanding		897,042,600			897,042,600		897,042,600		897,042,600		906,455,100		831,610,200

U.S. GAAP
Net sales/service revenues	U.S. $	566.8		Ps.	2,253.7	Ps.	2,163.3	Ps.	2,059.0	Ps.	1,937.0	Ps.	1,403.5
Electric power purchases		(269.0)			(1,069.7)		(1,003.4)		(934.7)		(889.9)		(799.1)
Transmission and distribution expenses		(184.1)			(731.8)		(624.0)		(577.0)		(477.5)		(450.3)
Gross margin		113.7			452.1		535.9		547.3		569.6		154.1
Operating expenses, net		(93.7)			(372.4)		(294.7)		(296.6)		(207.5)		(194.1)
Net operating income (loss)		20.0			79.7		241.3		250.7		362.1		40.0
Financial (expense), net and holding gains		(33.9)			(134.7)		(75.0)		82.0		(46.5)		(133.3)
Net income (loss) before income taxes		(13.8)			(54.9)		166.3		332.7		315.7		(173.3)
Income tax		4.8			19.9		(93.2)		(68.2)		(99.9)		128.0
Net (loss) income for the year		(9.0)			(35.7)		73.1		264.5		215.8		(45.3)
Net (loss) income per ordinary share – basic and diluted(7)		0.010			0.040		0.081		0.295		0.238		(0.054)
Net (loss) income per ADS(8) — basic and diluted		0.20			0.80		1.62		5.90		4.761		—

(1)
 For the years ended December 31, 2008, 2007 and 2006, taxes on financial transactions were included in administrative expenses.  For the years ended December 31, 2009 and 2010, taxes on financial transactions were included as a separate line item under financial income (expenses) and holding gains (losses) generated by assets and liabilities.

(2)
Reflects the adjustment to present value of the retroactive portion of the tariff increase that is being invoiced in 55 consecutive monthly installments, starting in February 2007, and the adjustment to present value of Ps. 38.4 million due under the payment plan agreement with the Province of Buenos Aires that is being invoiced in 18 installments, starting in January 2007.  As of December 31, 2010, no amounts were due under the payment plan agreement with the Province of Buenos Aires.  As of December 31, 2009 and 2008, Ps. 2.3 million was due under the payment plan agreement with the Province of Buenos Aires and Ps. 21.4 million, Ps. 69.2 million and Ps. 118.8 million of the retroactive tariff increase had not been invoiced in 2010, 2009 and 2008, respectively.  In accordance with Argentine GAAP, we account for these long term receivables at their net present value, which we calculate at a discount rate that reasonably reflects the market evaluation of the time value of money and specific risks, net of issuance expenses, for the retroactive tariff increase, recording the resulting non-cash charge as an adjustment to present value of this receivable.  See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Framework Agreement (Shantytowns).”

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

(4)
We record our financial debt in our balance sheet at fair value reflecting our management’s best estimate of the amounts expected to be paid at each year end, calculated at a discount rate that reasonably reflects the market evaluation of the time value of money and specific risks, net of issuance expenses, for the years ended December 31, 2010, 2009, 2008, 2007 and 2006.

(5)
In 2007, we repurchased U.S. $43.7 million principal amount of our outstanding Fixed Rate Par Notes due 2016 and redeemed and repurchased  U.S. $240 million principal amount of our outstanding Discount Notes due 2014. In addition, in the years ended December 31, 2008, 2009 and 2010, we repurchased U.S. $32.5 million, U.S. $32.2 million and U.S. $15.3 million principal amount of our outstanding Fixed Rate Par Notes due 2016, respectively, and U.S. $17.5 million, U.S. $53.8 million and U.S. $123.9 million principal amount of our outstanding Senior Notes due 2017, respectively.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt.”

(6)
In 2006, our income tax result reflects the reversal of net deferred tax assets, primarily due to the fact that, as a consequence of the ratification of the Adjustment Agreement in January 2007 and the renegotiation of our financial debt in April 2006, we generated taxable income that allowed us to offset a significant portion of the tax loss carryforwards we generated in 2002.

(7)	We have not declared or paid any dividends since August 14, 2001.
(8)	Each ADS represents 20 Class B ordinary shares.

	2010				2009		2008		2007		2006
	(in millions)
Balance sheet data
Argentine GAAP
Current assets:
Cash and banks	U.S. $	2.2	Ps.	8.6	Ps.	8.7	Ps.	6.1	Ps.	3.5	Ps.	0.5
Investments		168.1		668.2		219.7		121.0		97.7		32.2
Trade receivables		105.9		421.2		389.2		400.5		346.0		270.9
Other receivables		10.9		43.4		61.1		42.8		26.0		30.2
Supplies		3.1		12.4		14.9		16.7		23.2		13.6
Total current assets	U.S. $	290.2	Ps.	1,153.8	Ps.	693.6	Ps.	587.1	Ps.	496.3	Ps.	347.5
Non-current assets:
Trade receivables		11.5		45.5		87.0		111.4		100.3		—
Other receivables		30.0		119.2		88.8		99.5		144.1		256.5
Investments in other companies		0.1		0.4		0.4		0.4		0.4		0.4
Investments		—		—		—		67.2		—		—
Supplies		5.8		23.2		18.6		12.8		13.8		4.9
Property, plant and equipment		927.9		3,689.5		3,482.4		3,256.3		3,092.7		2,925.4
Total non-current assets	U.S. $	975.3	Ps.	3,877.9	Ps.	3,677.2	Ps.	3,547.6	Ps.	3,351.3	Ps.	3,187.2
Total assets	U.S. $	1,265.5	Ps.	5,031.7	Ps.	4,370.7	Ps.	4,134.6	Ps.	3,847.6	Ps.	3,534.7
Current liabilities:
Trade account payable		95.2		378.5		347.8		339.3		316.2		267.6
Loans		13.6		54.1		83.0		27.2		29.3		2.0
Salaries and social security taxes		45.4		180.4		118.4		94.8		59.9		51.4
Taxes		27.9		111.1		140.3		111.0		84.6		62.2
Other liabilities		1.1		4.5		8.0		10.5		9.7		26.4
Accrued litigation		14.5		57.8		62.8		52.8		39.9		25.9
Total current liabilities	U.S. $	197.8	Ps.	786.5	Ps.	760.3	Ps.	635.6	Ps.	539.6	Ps.	435.6
Non-current liabilities:
Trade account payable		12.8		51.0		46.9		40.2		35.5		31.3
Loans		260.3		1,035.1		707.5		913.1		949.1		1,095.5
Salaries and social security taxes		12.7		50.6		43.7		40.1		24.7		20.3
Taxes		2.3		9.0		9.4		0		0		0
Other liabilities(1)		247.6		984.5		610.8		369.0		281.4		241.1
Accrued litigation		1.7		6.8		10.1		45.1		42.8		40.6
Total non-current liabilities		537.5		2,137.1		1,428.3		1,407.5		1,333.5		1,428.7
Total liabilities	U.S. $	735.3	Ps.	2,923.6	Ps.	2,188.5	Ps.	2,043.1	Ps.	1,873.0	Ps.	1,864.3
Shareholders’ equity		530.2		2,108.2		2,182.2		2,091.6		1,974.6		1,670.4
Total liabilities and shareholders’ equity	U.S. $	1,265.5	Ps.	5,031.7	Ps.	4,370.7	Ps.	4,134.6	Ps.	3,847.6	Ps.	3,534.7

U.S. GAAP
Current assets	U.S. $	290.6	Ps.	1,155.4	Ps.	703.3	Ps.	666.7	Ps.	536.7	Ps.	547.0
Property, plant and equipment, net		944.3		3,754.6		3,552.4		3,331.2		3,175.7		3,016.4
Other non-current assets		69.1		274.6		260.4		258.4		346.6		201.5
Total assets	U.S. $	1,304.0	Ps.	5,184.6	Ps.	4,516.1	Ps.	4,256.3	Ps.	4,059.0	Ps.	3,764.9
Current liabilities	U.S. $	205.8	Ps.	818.1	Ps.	790.9	Ps.	707.5	Ps.	573.7	Ps.	470.0
Non-current liabilities		653.5		2,598.5		1,923.8		1,821.6		2,018.2		2,225.1
Total liabilities		859.3		3,416.6		2,714.7		2,529.1		2,591.9		2,695.1
Shareholders’ equity		444.7		1,768.0		1,801.4		1,727.2		1,467.1		1,069.8
Total liabilities and shareholders’ equity	U.S. $	1,304.0	Ps.	5,184.6	Ps.	4,516.1	Ps.	4,256.3	Ps.	4,059.0	Ps.	3,764.9

(1)
Includes the amounts collected through the PUREE, which as of December 31, 2010, 2009 and 2008 amounted to Ps. 529.1 million, Ps. 233.3 million and Ps. 33.5 million, respectively.  Edenor is permitted to retain funds from the PUREE that it would otherwise be required to transfer to CAMMESA in order to reimburse Edenor for the amounts it is owed under CMM increases not yet reflected in the distribution margin.

	2010				2009		2008		2007		2006
	(in millions)
Cash flow data
Argentine GAAP
Operating activities:
Net (loss) income	U.S. $	(18.6)	Ps.	(74.0)	Ps.	90.6	Ps.	123.1	Ps.	122.5	Ps.	293.1
Adjustment to reconcile net (loss) income to net cash flows provided by (used in) operating activities:
Depreciation of property, plant and equipment		44.9		178.4		175.4		170.3		174.4		179.0
Retirement of property, plant and equipment		0.3		1.1		2.8		1.9		1.1		0.7
Gain from the sale of real property		(1.3)		(5.3)		—		—		—		—
Gain on extinguishment of former debt		—		—		—		—		—		(179.2)

Gain from investments in affiliated parties		—		—		—		—		(0.1)		(0.1)
(Gain) Loss from investments		(14.0)		(55.7)		26.4		(4.3)		(8.5)		—
Adjustment to present value of notes		1.1		4.2		5.2		8.5		21.5		(57.1)
Loss (Gain) from the purchase and redemption of notes		1.8		7.1		(81.5)		(93.5)		10.2		—
Adjustment to present value of the repurchased and redeemed notes		—		—		—		—		8.6		—
Exchange differences, interest and penalties on loans		12.5		49.5		178.6		232.7		69.5		49.1
Supplies recovered from third parties		—		—		—		—		—		(5.8)
Increase in trade receivables due to the unbilled portion of the retroactive tariff increase		—		—		—		—		(171.3)		—
Recovery of the accrual for tax contingencies		—		—		(35.6)		—		—		—
Income tax		(0.3)		(1.1)		79.3		61.2		125.0		(167.2)
Allowance for doubtful accounts		4.1		16.3		13.5		17.1		—		—
Reversal of the allowance for doubtful accounts		—		—		(27.0)		(24.0)		—		—
Allowance for other doubtful accounts		1.2		4.9		3.3		1.7		—		—
Adjustment to net present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Buenos Aires		(2.9)		(11.6)		(3.4)		(13.5)		29.6		—
Changes in operating assets and liabilities:
Decrease (Increase) in trade receivables (net of the unbilled portion of the retroactive tariff increase)		0.1		0.2		48.1		(49.5)		(36.9)		(39.0)
Net (increase) decrease in other receivables		(0.1)		(0.3)		5.3		(33.4)		(8.4)		(23.1)
(Increase) decrease in supplies		(0.6)		(2.2)		(3.9)		7.4		(18.4)		1.4
Increase in trade accounts payable		8.8		34.9		15.2		27.8		52.7		67.1
Increase in salaries and social security taxes		17.4		69.0		27.2		50.3		12.9		25.2
(Decrease) increase in taxes		(11.5)		(45.8)		(56.9)		26.4		22.5		(5.7)
Increase in other liabilities		18.7		74.5		39.3		78.1		17.7		91.7
Increase in funds obtained from the Program for the Rational Use of Electric Power (PUREE)(1)		74.4		295.8		199.8		—		—		—
Net (decrease) increase in accrued litigation		(2.1)		(8.2)		10.6		15.1		16.2		9.5
Financial interest paid, net of interest capitalized		(16.3)		(64.9)		(76.8)		(62.7)		(25.5)		(26.7)
Financial and commercial interest collected		15.1		60.2		32.2		6.9		11.6		2.2
Net cash flow provided by operating activities		132.5		526.9		668.0		547.5		427.2		215.0
Investing activities:
Additions of property, plant and equipment		(97.8)		(388.8)		(404.2)		(325.4)		(336.9)		(179.7)
Collection of property, plant and equipment sold		1.9		7.4		—		—		—		—
Net cash flow used in investing activities		(95.9)		(381.3)		(404.2)		(325.4)		(336.9)		(179.7)
Financing activities:
Decrease (increase) in current and non-current investments		—		—		13.6		(67.9)		—		—
Net increase (decrease) in loans		76.2		302.9		(175.5)		(122.9)		(203.6)		(310.8)
Capital increase		—		—		—		—		181.8		—
Treasury shares purchased		—		—		—		(6.1)		—		—
Net cash flows provided by (used in) financing activities		76.2		302.9		(161.8)		(197.0)		(21.8)		(310.8)
Cash variations:
Cash and cash equivalents at beginning of year	U.S. $	57.4	Ps.	228.4	Ps.	126.4	Ps.	101.2	Ps.	32.7	Ps.	308.1
Cash and cash equivalents at end of the year		170.2		676.8		228.4		126.4		101.2		32.7
Net increase (decrease) in cash and cash equivalents		112.8		448.5		102.0		25.2		68.5		(275.5)

(1)	For the year ended December 31, 2008, funds obtained from the Program for the Rational Use of Electric Power (PUREE) were included under “Increase in other liabilities”.

	Year ended December 31,
	2010	2009	2008	2007	2006

Operating data
Energy sales (in GWh):
Residential	7,796	7,344	7,545	7,148	6,250
Small commercial	1,543	1,470	1,530	1,485	1,433
Medium commercial	1,634	1,565	1,597	1,552	1,446
Industrial	3,378	3,204	3,277	3,628	3,364
Wheeling system(1)	3,891	3,622	3,700	3,111	3,211
Others:
Public lighting	654	644	644	643	650
Shantytowns	377	351	304	301	261
Others(2)	20	20	19	18	18
Customers (in thousands)(3)	2,662	2,605	2,537	2,490	2,445
Energy losses (%)	12.5%	11.9%	10.8%	11.6%	11.1%
MWh sold per employee	7,123.9	6,936.1	7,392.8	7,230.6	6,736.6
Customers per employee	971	978	997	998	982

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

	Low	High	Average		Period End
	(Pesos per U.S. Dollar)
Year ended December 31,
2006	3.03	3.11	3.07	(1)	3.06
2007	3.06	3.18	3.12	(1)	3.15
2008	3.01	3.47	3.16	(1)	3.45
2009	3.45	3.88	3.73	(1)	3.80
2010	3.79	3.99	3.91	(1)	3.98

Month
November 2010	3.96	3.99	3.97	(2)	3.99
December 2010	3.97	3.98	3.98	(2)	3.98
January 2011	3.97	4.01	3.98	(2)	4.01
February 2011	4.01	4.03	4.02	(2)	4.03
March 2011	4.03	4.05	4.04	(2)	4.05
April 2011	4.05	4.09	4.07	(2)	4.08
May 2011	4.08	4.09	4.08	(2)	4.09
June 2011(3)	4.09	4.09	4.09	(4)	4.09

Source : Banco Nación
(1)	Represents the average of the exchange rates on the last day of each month during the period.
(2)	Average of the lowest and highest daily rates in the month.
(3)	Represents the corresponding exchange rates from June 1 through June 9, 2011.
(4)	Represents the average of the lowest and highest daily rates from June 1 through June 9, 2011.

RISK FACTORS
Risks Related to Argentina

Overview

We are a limited liability corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and all of our revenues are earned in Argentina and all of our operations, facilities, and customers are located in Argentina.  Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina.  For example, lower economic growth or economic recession could lead to lower demand for electricity in our concession area or a decline in purchasing power of our customers, which, in turn, could lead to lower collections from our clients or growth in energy losses due to illegal use of our service.  Argentine government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and could continue to have a material adverse effect on private sector entities, including us.  To address Argentina’s economic crisis in 2001 and 2002, for example, the Argentine government took measures, such as the freeze of electricity distribution margins and pesification of our tariffs, which had a severe effect on our financial condition and led us to suspend payments on our financial debt.  We cannot provide any assurance whether the Argentine government will adopt other policies that could adversely affect the economy or our business.  In addition, we cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition or results of operations.

The global financial crisis and unfavorable credit and market conditions that commenced in 2007 have affected and could continue to negatively affect the Argentine economy and may negatively affect our liquidity, customers, business, and results of operations

The ongoing effects of the global credit crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations, an impact that is likely to be more severe on an emerging market economy, such as Argentina.  The effect of this economic crisis on our customers and on us cannot be predicted.  Weak economic conditions could lead to reduced demand for energy, which could have a negative effect on our revenues.  In addition, our ability to access the credit or capital markets may be restricted at a time when we would need financing, which could have an impact on our flexibility to react to changing economic and business conditions.  For these reasons, any of the foregoing factors or a combination of these factors could have an adverse effect on our results of operations and financial condition and cause the market value of our ADSs to decline.

Argentina’s economic recovery since the 2001 economic crisis may not be sustainable in light of current economic conditions, and any significant decline could adversely affect our financial condition

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis.  Although the economy has recovered significantly since the 2001 crisis, uncertainty remains as to the sustainability of economic growth and stability.  After the slowdown in Argentina’s economy in 2009, which started in the last quarter of 2008 and continued into much of 2009 (impacted by the largest global crisis in decades and negative domestic factors), 2010 experienced a growth of about 8.3%, according to preliminary official public estimates.  However, uncertainty about the sustainability of this growth rate remains.  Sustainable economic growth is dependent on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable and relatively low rate of inflation.

The Argentine economy remains fragile, as reflected by the following economic conditions:

•	unemployment remains high;

•	the availability of long-term credit is scarce;

•	investment as a percentage of GDP remains too low to sustain the growth rate of recent years;

•	the Argentine government’s fiscal surplus shows a steady decline, with risk of becoming a fiscal deficit in the near term;

•	Argentina’s public debt remains high and international financing is limited;

•	inflation has accelerated recently and may rise to levels that threaten economic stability;

•	the regulatory environment continues to be uncertain;

•
the recovery has depended to some extent on high commodity prices, which despite having a favorable long-term trend, are volatile in the short-term and beyond the control of the Argentine government; and

•
the trade surplus (and the fiscal surplus, to a lesser extent) depends largely on the production of grains and soybeans, such that risk is magnified by the possibility of a new major drought affecting the crop (as in the 2008-2009 campaign).

As in the recent past, Argentina’s economy may suffer if political and social pressures inhibit the implementation by the Argentine government of policies designed to maintain price stability, generate growth and enhance consumer and investor confidence. This, in turn, could lead to lower demand for our services as well as lower collection rates from clients and growth in energy losses due to illegal use of our services, which could materially adversely affect our financial condition and results of operations.  Furthermore, as it has done in the past, the Argentine government could respond to a lack of economic growth or stability by adopting measures that affect private sector enterprises, including the tariff restrictions imposed on public utility companies such as several of our subsidiaries.

We cannot provide any assurance that a decline in economic growth or increased economic instability, developments over which we have no control, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs and Class B common shares.

A return to a high inflation environment may have adverse effects on the Argentine economy, which could, in turn, have a material adverse effect on our results of operations

According to data published by the National Statistics and Census Institute (Instituto Nacional de Estadística y Censos, or INDEC), the rate of inflation  reached 10.9% in 2010, 7.7% in 2009 and 7.2% in 2008. Over the course of the past several years, the Argentine government has implemented several programs to control inflation and monitor prices for most relevant goods and services.  These government actions included price support arrangements agreed to by the Argentine government and private sector companies in several industries and markets.

Uncertainty surrounding future inflation and the current economic situation could slow economic recovery.  In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that permit growth.  A return to a high inflation environment would also undermine Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation, with the same negative effects on the level of economic activity.  In turn, a portion of the Argentine debt is adjusted by the Stabilization Coefficient (Coeficiente de Estabilización de Referencia, or CER Index), a currency index that is strongly related to inflation.  Therefore, any significant increase in inflation would cause an increase in the external debt and consequently in Argentina’s financial obligations, which could further exacerbate the stress on the Argentine economy.  A high inflation environment could also temporarily undermine our results of operations as a result of a lag in cost adjustments, and we may be unable to adjust our tariffs accordingly.  In addition, a return to high inflation would undermine the confidence in Argentina’s banking system in general, which would further limit the availability of domestic and international credit to businesses, which could adversely affect our ability to finance our working capital needs on favorable terms, and adversely affect our results of operations.

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

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth, and consequently, may affect our business, results of operations and prospects for growth

In 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001.  The Argentine government announced that as a result of this restructuring, it had approximately U.S. $129.2 billion in total gross public debt as of December 31, 2005.  Certain bondholders that did not participate in that restructuring, mainly from the United States, Italy and Germany, have filed legal actions against Argentina to collect on the defaulted bonds.  Many of these proceedings are still pending as of this date and holdout creditors may initiate new suits in the future.

On January 3, 2006, Argentina repaid in full its debt of approximately U.S. $9.8 billion with the International Monetary Fund.

In September 2008, Argentina announced its intention to cancel its external public debt to Paris Club creditor nations using reserves of the Central Bank in an amount equal to approximately U.S. $6.5 billion.  However, as of the date of this annual report, the National Government has not yet cancelled such debt.  In late 2010, President Cristina Fernández de Kirchner announced a new round of negotiations with the Paris Club to cancel such debt, which then totaled approximately U.S. $8.0 billion, without the intervention of the IMF.  The Minister of Economy and Public Finance, Amado Boudou, is currently carrying out the related negotiations and the terms of a final agreement are not yet known.  If no agreement with the Paris Club creditor nations is reached, financing from multilateral financial institutions may be limited or not available, which could adversely affect economic growth in Argentina and Argentina’s public finances.

Certain groups of holders that did not participate in the 2005 restructuring have filed claims against Argentina and it is possible that new claims will be filed in the future.  In addition, foreign shareholders of several Argentine companies have filed claims before the ICSID (International Centre for Settlement of Investment Disputes) alleging that certain government measures adopted during the country’s 2001 crisis were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party.  Since May 2005, the ICSID tribunals have issued several awards against Argentina.  Only the cases “CMS v. Argentina”, “Azurix v. Argentina” and “Vivendi v. Argentina” are currently firm, which decisions required that the Argentine government pay U.S. $133.2 million, U.S. $165.2 million and U.S. $105 million, respectively.  As of the date of this annual report, Argentina has not yet paid the amounts referred to above.

On April 30, 2010, Argentina launched a new debt exchange to holders of the securities issued in the 2005 debt exchange and to holders of the securities that were eligible to participate in the 2005 debt exchange (other than brady bonds) to exchange such debt for new securities and, in certain cases, a cash payment.  As a result of the 2005 and 2010 exchange offers, Argentina restructured over 91% of the defaulted debt eligible for the 2005 and 2010 exchange offers.  The creditors who did not participate in the 2005 or 2010 exchange offers may continue with legal action against Argentina for the recovery of debt, which could adversely affect Argentina’s access to the international capital markets.

Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may limit Argentina’s ability to reenter the international capital markets.  Litigation initiated by holdout creditors as well as ICSID claims have resulted and may continue to result in judgments and awards against the Argentine government which, if not paid, could prevent Argentina from obtaining credit from multilateral organizations.  Judgment creditors have sought and may continue to seek to attach or enjoin assets of Argentina.  In addition, various creditors have organized themselves into associations to engage in lobbying and public relations concerning Argentina’s default on its public indebtedness.  Such groups have over the years unsuccessfully urged passage of federal and New York state legislation directed at Argentina’s defaulted debt and aimed at limiting Argentina’s access to the U.S. capital markets.  Although neither the United States Congress nor the New York state legislature has taken any significant steps towards adopting such legislation, we can make no assurance that legislation or other political actions designed to limit Argentina’s access to capital markets will not take effect.

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

Significant fluctuations in the value of the Peso against the U.S. Dollar may adversely affect the Argentine economy, which could, in turn adversely affect our results of operations

Despite the positive effects the depreciation of the Peso in 2002 had on the export-oriented sectors of the Argentine economy, the depreciation has also had a far-reaching negative impact on a range of businesses and on individuals’ financial positions.  The devaluation of the Peso had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, led to very high inflation initially, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, including public utilities and the financial industry, and adversely affected the government’s ability to honor its foreign debt obligations.  If the Peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our businesses, our results of operations.

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

During the economic crisis in 2001 and 2002, Argentina experienced social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations.  Despite the economic recovery and relative stability since 2002, social and political tensions and high levels of poverty and unemployment continue.  Future government policies to preempt, or respond to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights and shareholders’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws, regulations and policies affecting foreign trade and investment.  These policies could destabilize the country, both socially and politically, and adversely and materially affect the Argentine economy.

In March 2008, the Argentine Ministry of Economy and Production announced the adoption of new taxes on exports of a number of agricultural products.  The taxes were to be calculated at incremental rates as the price for the exported products increase, and represented a significant increase in taxes on exports by the agricultural sector in Argentina.  The adoption of these taxes met significant opposition from various political and economic groups with ties to the Argentine agricultural sector, including strikes by agricultural producers around the country, roadblocks to prevent the circulation of agricultural goods within Argentina and massive demonstrations in the City of Buenos Aires and other major Argentine cities.  Although these measures did not pass the Argentine congress, we cannot make assurances that the Argentine government will not seek to reintroduce the export taxes or adopt other measures affecting this or other sectors of the economy (including the electricity sector) to compensate for the lost revenues associated with these taxes.  These uncertainties could lead to further social unrest that could adversely affect the Argentine economy.  In addition, economic distress may lead to lower demand for energy, lower collections from our clients, as well as growth of energy losses due to illegal use of our services.  We may also experience increased damages to our networks as a result of protesters or illicit activity, which may increase as a result of the decline in economic conditions, all of which, in turn may have a material adverse effect on our financial condition and results of operations.

Exchange controls, transfer restrictions and other policies of the Argentine government have limited and can be expected to continue to limit the availability of international and local credit or otherwise adversely affect our business

In 2001 and the first half of 2002, Argentina experienced a massive withdrawal of deposits from the Argentine financial system in a short period of time, which precipitated a liquidity crisis within the Argentine financial system and prompted the Argentine government to impose exchange controls and restrictions on the ability of depositors to withdraw their deposits.  Some of these restrictions have been substantially eased.  However, in June 2005 the Argentine government adopted various other rules and regulations that established restrictive controls on capital inflows.  Among the 2005 restrictions is a requirement that for certain funds remitted into Argentina an amount equal to 30% of the funds be deposited into an account with a local financial institution as a U.S. Dollar deposit for one year without such deposit accruing interest, yielding any other kind of benefit or being posted as collateral for any transaction. See “Exchange Rates—Exchange Controls.”  In the event of a future shock, the Argentine government could impose further exchange controls or restrictions on the movement of capital and take other measures that could limit our ability to access international capital markets, impair our ability to make interest or principal payments abroad or adversely affect our business and results of operations.

In recent years a significant portion of the local demand for debt of Argentine companies has come from the private Argentine pension funds.  In response to the global economic crisis, in December 2008, the Argentine Congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the National Social Security Agency (Administración Nacional de la Seguridad Social, or ANSES) and eliminating the retirement savings system previously administered by private pension funds.  In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES.  It is difficult to evaluate the real impact of this measure, but after these changes the demand for local debt in Argentina has been negatively affected.  A significant decrease in the demand for local debt could have an adverse impact on our ability to raise capital to refinance our indebtedness or finance capital expenditures, which could adversely affect the market value of our ADSs and Class B common shares.

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

Furthermore, the Argentine economy may be affected by events in developed economies which are trading partners or that impact the global economy.  Economic conditions and credit availability in Argentina were affected by an economic and banking crisis originated in the United States in 2008 and 2009.  When the crisis began, major financial institutions suffered considerable losses, investor confidence in the global financial system was shaken and various financial institutions required government bailouts or ceased operations altogether.  Moreover, in recent years several European Union members have been obliged to reduce their public expenditures due to their high indebtedness rates, which has negatively impacted the Euro zone’s economy.  Also, Japan has announced that it will cut fiscal expenditures.

After acknowledging difficulties to meet payment of its public debt, the accounts of Greece were put under the supervision of the European Union.  Mainly due to fears of contagion and to the drastic decline in Greece’s public debt ratings, the European Union, together with the International Monetary Fund, designed a plan of aid for Greece involving the supply of approximately 110 billion Euros.  This contribution was granted based on the adjustment plan approved by the European Union for Greece, which included pay cuts for civil servants, pensions and retirement reductions, and significant increases in taxes. This led to widespread rioting in the streets.

Spain, Portugal, Germany and the UK similarly have made adjustments in all areas to prevent further deterioration of their accounts. More recently, Ireland has adopted similar measures.

Notwithstanding these measures, it is unclear what consequences there would be in the global financial system if any of the major global financial institutions became insolvent, or what effects such a situation might have on the rest of the financial system.  The current global economic condition may have significant long-term effects on Latin America and Argentina, mainly reflected in the lack of access to international credit, reduced demand for Argentine exports, and significant reductions in foreign direct investment.

The realization of any or all of these risk factors, as well as events that may arise in the main regional partners, including members of Mercosur, could have a material adverse effect on the Argentine economy and, indirectly, on our operations, business, and results.

Risks Relating to the Electricity Distribution Sector

The Argentine government has intervened in the electricity sector in the past, and is likely to continue intervening

To address the Argentine economic crisis in 2001 and 2002, the Argentine government adopted the Public Emergency Law and other resolutions, which made a number of material changes to the regulatory framework applicable to the electricity sector.  These changes, which severely affected electricity distribution companies, included the freezing of distribution margins, the revocation of adjustment and inflation indexation mechanisms and a limitation on charging our customers the increases of certain regulatory charges.  In addition, a new price-setting mechanism was introduced in the wholesale electricity market, which had a significant impact on electricity generators and has led to significant price mismatches between participants in our market.  The Argentine government continues to intervene in this sector, including granting temporary margin increases, proposing a new social tariff regime for residents of poverty-stricken areas, creating specific charges to raise funds that are transferred to government-managed trust funds that finance investments in distribution infrastructure and mandating investments for the construction of new generation plants and the expansion of existing transmission and distribution networks.  We cannot make assurances that these or other measures that may be adopted by the Argentine government will not have a material adverse effect on our business and results of operations or that the Argentine government will not adopt emergency legislation similar to the Public Emergency Law, or other similar resolutions, in the future that may further increase our regulatory obligations, including increased taxes, unfavorable alterations to our tariff structures and other regulatory obligations, compliance with which would increase our costs and have a direct negative impact on our results of operations.

Electricity distributors were severely affected by the emergency measures adopted during the economic crisis, many of which remain in effect

Distribution tariffs include a regulated margin that is intended to cover the costs of distribution and provide an adequate return over the distributor’s asset base.  Under the Convertibility regime, distribution tariffs were calculated in U.S. Dollars and distribution margins were adjusted periodically to reflect variations in U.S. inflation indexes.  Pursuant to the Public Emergency Law, in January 2002 the Argentine government froze all distribution margins, revoked all margin adjustment provisions in distribution concessions and converted distribution tariffs into Pesos at a rate of Ps. 1.00 per U.S. $ 1.00.  These measures, coupled with the effect of high inflation and the devaluation of the Peso, led to a decline in distribution revenues in real terms and an increase of distribution costs in real terms, which could no longer be recovered through adjustments to the distribution margin.  This situation, in turn, led many public utility companies, including us and other important distribution companies, to suspend payments on their financial debt (which continued to be denominated in U.S. Dollars despite the pesification of revenues), which effectively prevented these companies from obtaining further financing in the domestic or international credit markets and making additional investments.  Although the Argentine government has recently granted temporary relief to some distribution companies, including an increase in distribution margins and a temporary cost adjustment mechanism, distribution companies are currently involved in discussions with regulators on additional, permanent measures needed to adapt the current tariff scheme to the post-crisis situation of this sector.  We cannot make assurances that these measures will be adopted or implemented or that, if adopted, they will be sufficient to address the structural problems created for us by the economic crisis and its aftermath. If we become unable to cover the costs of distribution or receive an adequate return on our asset on our base, our results of operations may be adversely affected.

Electricity demand has grown significantly in recent periods and may be affected by recent or future tariff increases, which could lead distribution companies, such as us, to record lower revenues

During the 2001 economic crisis, electricity demand in Argentina decreased due to the decline in the overall level of economic activity and the deterioration in the ability of many consumers to pay their electricity bills.  Despite the decline in the electricity demand registered in 2009, in the years following the economic crisis of 2001 electricity demand experienced significant growth, increasing an estimated average of approximately 5.1% per annum from 2003 through 2010.  This increase in demand reflects the relative low cost, in real terms, of electricity to consumers due to the freeze of distribution margins and the elimination of the inflation adjustment provisions in distribution concessions coupled with the devaluation of the Peso and inflation.  The executive branch of the Argentine government granted temporary increases in distribution margins, and we are currently negotiating further increases and adjustments to our tariff schemes with the Argentine government.  Increases in electricity distribution margins, which increase the cost of electricity to residential customers, may have a negative effect on demand, and we cannot make any assurances that these increases or any future increases in the relative cost of electricity (including increases on tariffs for residential users) will not have a material adverse effect on electricity demand or a decline in collections from customers which, in turn, may lead electricity distribution companies, such as us, to record lower revenues and results of operations than currently anticipated, and may have a material adverse effect on the market value of our ADSs and Class B common shares.

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

Risks Relating to Our Business

Our business and prospects depend on our ability to negotiate further improvements to our tariff structure, including increases in our distribution margin

We are currently engaged in an integral tariff revision process (Revisión Tarifaria Integral, or RTI) with the ENRE, as required by the Adjustment Agreement.  The goal of the RTI is to achieve a comprehensive revision of our tariff structure, including further increases in our distribution margins and periodic adjustments based on changes in our cost base, to provide us with an adequate return on our asset base.  Although we believe the RTI will result in a new tariff structure, we cannot make assurances that the RTI will conclude in a timely manner or at all, or that the new tariff structure will effectively cover all of our costs or provide us with an adequate return on our asset base.  Moreover, the RTI could result in the adoption of an entirely new regulatory framework for our business, with additional terms and restrictions on our operations and the imposition of mandatory investments.  We also cannot predict whether a new regulatory framework will be implemented and what terms or restrictions could be imposed on our operations.  If we are not successful in achieving a satisfactory renegotiation of our tariff structure, our business, financial condition and results of operations may be adversely affected, and the value of our Class B common shares and ADSs may decline.

We may not be able to adjust our tariffs to reflect increases in our distribution costs in a timely manner, or at all, which may have a material adverse effect on our results of operations

The Adjustment Agreement currently contemplates a cost adjustment mechanism for the transition period during which the RTI is being conducted.  This mechanism, known as the Cost Monitoring Mechanism (CMM), requires the ENRE to review our actual distribution costs every six months (in May and November of each year) and adjust our distribution margins to reflect variations of 5% or more in our distribution cost base.  We may also request that the ENRE apply the CMM at any time that the variation in our distribution cost base is at least 10% or more.  Any adjustments, however, are subject to the ENRE’s assessment of variations in our costs, and we cannot guarantee that the ENRE will approve adjustments that are sufficient to cover our actual incremental costs.  In the past, even when the ENRE has approved adjustments to our tariffs, there has been a lag between when we actually experience increases in our distribution costs and when we receive increased revenues following the corresponding adjustments to our distribution margins pursuant to the CMM.  Despite the adjustment we were granted under the CMM in October 2007 and July 2008, we cannot make assurances that we will receive similar adjustments in the future. As of the date of this annual report we have requested seven increases under the CMM beginning in May 2008 that are still being reviewed by the ENRE. Under the terms of the Adjustment Agreement, these seven increases should have been approved in May 2008, November 2008, May 2009, November 2009, May 2010, November 2010 and May 2011.  If we are not able to recover all of these incremental costs and all such future cost increases or there is a significant lag time between when we incur the incremental costs and when we receive increased revenues, we may experience a material decline in our results of operations, which may have a material adverse effect on the value of our ADSs and Class B common shares.

We may fail to realize the anticipated benefits of our acquisition of EMDERSA and AESEBA, and the integration of EMDERSA and AESEBA with our operations may present significant challenges.

           In March 2011, we acquired EMDERSA and AESEBA and several related companies, which are now our subsidiaries. The success of these acquisitions will depend in part on our ability to realize the anticipated growth opportunities and cost savings from combining our business with EMDERSA’s and AESEBA’s businesses.  We may face significant challenges in consolidating our operations, integrating our organizations, and streamlining procedures in a timely and efficient manner while retaining key personnel from these companies. The integration of EMDERSA and AESEBA will be costly, complex and time consuming and will require substantial management attention. These costs could be greater than we currently anticipate, which could reduce our profitability. The integration of these businesses could also disrupt the operation of our and their existing businesses, or result in additional administrative procedures or regulatory oversight. It could also adversely affect our and their ability to maintain relationships with customers, suppliers, employees and others with whom we have business dealings.

Our acquisition of EMDERSA and AESEBA is subject to approval by the Argentine Antitrust Commission and by ENRE

Our acquisition of EMDERSA and AESEBA is subject to approval by the Argentine Antitrust Commission and by ENRE.  Although we have submitted all required documentation to the Argentine Antitrust Commission and to ENRE, we cannot assure you that the Argentine Antitrust Commission or ENRE will authorize the acquisitions and, therefore, the acquisitions may be revoked if any of the approvals is not granted.

Our tariff adjustments may be subject to challenge by Argentine consumer and other groups

In November 2006, two Argentine consumer associations, Civil Association for Equality and Justice (Asociación Civil por la Igualdad y la Justicia, or ACIJ) and Consumers’ Cooperative for Community Action (Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria), brought an action against us and the Argentine government before a federal administrative court seeking to block the ratification of the adjustment of our tariffs on the grounds that the approval mechanism was unconstitutional.  Because the court dismissed these claims and ruled in our favor, in April 2008, the ACIJ filed another complaint challenging the procedures utilized by the Argentine congress in approving these adjustments.

In January 2009, the Public Ombudsman (defensor del pueblo) filed a complaint opposing the October 2008 adjustment to our tariffs, and naming us as a third-party defendant.  On January 27, 2009, the ENRE notified us of a preliminary injunction, as a result of the Ombudsman’s claim, pursuant to which we were ordered to refrain from cutting the energy supply to customers challenging the October 2008 tariff increase until a decision is reached with respect to the claim.  We and the Argentine government have appealed the injunction several times, the resolution of which is still pending as of the date of this annual report.  See “Business—Legal Proceedings—Proceedings Challenging the Renegotiation of our Concession—Preliminary Injunction of the Public Ombudsman.”

In addition, in December 2009, another Argentine consumer association, Unión de Usuarios y Consumidores, brought an action against us and the Argentine government seeking to annul certain retroactive tariff increases.  In November 2010, the relevant court upheld the claim.  We appealed the court’s order and requested that it be stayed pending a decision on the appeal.  In December 2010, the court stayed its order pending a decision on the appeal.  On June 1, 2011, the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala V) overturned the judgment of the lower administrative court.  The Argentine consumer association may file an extraordinary appeal (“Recurso Extraordinario Federal”) to have the case tried by the Argentine Supreme Court.  As of the date of this annual report, to Edenor’s knowledge, the Argentine consumer association has not filed such extraordinary appeal.

We cannot make assurances regarding how these complaints will be resolved (nor, in the action brought by Unión de Usuarios y Consumidores in December 2009, whether the plaintiff may decide to file an extraordinary appeal as described above) nor can we make assurances that other actions or requests for injunctive relief will not be brought by these or other groups seeking to reverse the adjustments we have obtained or to block any further adjustments to our distribution tariffs.  If these legal challenges are successful and prevent us from implementing tariff adjustments granted by the Argentine government, we could face a decline in collections from distribution customers, and a decline in our results of operations.

We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our results of operations

We operate in a highly regulated environment and have been and in the future may continue to be subject to significant fines and penalties by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply.  After 2001, the amount of fines and penalties imposed on our company has increased significantly, which we believe is mainly due to the economic and political environment in Argentina following the recent economic crisis.  Although the Argentine government has agreed to forgive a significant portion of our accrued fines and penalties pursuant to the Adjustment Agreement and to allow us to repay the remaining balance over time, this forgiveness and repayment plan is subject to a number of conditions, including compliance with quality of service standards, reporting obligations and required capital investments.  As of December 31, 2010, our accrued fines and penalties totaled Ps. 455.4 million (taking into account our adjustment to fines and penalties following the ratification of the Adjustment Agreement).  If we fail to comply with any of these requirements, the Argentine government may seek to obtain payment of these fines and penalties by our company.  In addition, we cannot make assurances that we will not incur material fines in the future, which could have a material adverse effect on our results of operations.

If we are unable to control our energy losses, our results of operations could be adversely affected

Our concession does not allow us to pass through to our customers the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by our concession, which is, on average, 10%.  As a result, if we experience energy losses in excess of those contemplated by our concession, we may record lower operating profits than we anticipate.  Prior to the economic crisis in 2001, we had been able to reduce the high level of energy losses experienced at the time of the privatization to the levels contemplated (and reimbursed) under our concession.  However, during the economic crisis, our level of energy losses, particularly our non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, with it, the number of delinquent accounts and fraud. Our energy losses amounted to 12.5% in 2010.  We cannot make assurances that our energy losses will not grow in future periods, which may lead us to have lower margins and could adversely affect our results of operations and financial condition.

The Argentine government could foreclose its pledge over our Class A shares under certain circumstances, which could have a material adverse effect on our business and financial condition

Pursuant to our concession and the provisions of the Adjustment Agreement, the Argentine government has the right to foreclose its pledge over our Class A shares and sell these shares to a third party buyer if:

•	the fines and penalties we incur in any given year exceed 20% of our gross energy sales, net of taxes (which corresponds to our energy sales);

•	we repeatedly and materially breach our concession and do not remedy these breaches upon the request of the ENRE;

•	our controlling shareholder, EASA, creates any lien or encumbrance over our Class A shares (other than the existing pledge in favor of the Argentine government);

•	we or EASA obstruct the sale of Class A shares at the end of any management period under our concession;

•	EASA fails to obtain the ENRE’s approval in connection with the disposition of our Class A shares;

•	our shareholders amend our articles of incorporation or voting rights in a way that modifies the voting rights of the Class A shares without the ENRE’s approval; or

•	our shareholders or former shareholders do not desist from its ICSID claims against the Argentine government following completion of the RTI and the approval of a new tariff regime.

In 2010, the fines and penalties imposed on us by the ENRE amounted to Ps. 80.0 million, which represented 3.6% of our energy sales.  See “Item 4. Information on the Company —Our Concession—Fines and Penalties.”

If the Argentine government were to foreclose its pledge over our Class A Shares, pending the sale of those shares, the Argentine government would also have the right to exercise the voting rights associated with the shares.  In addition, the foreclosure by the Argentine government of the pledge on our Class A shares may be deemed to constitute a change of control under the terms of our restructured debt, our Senior Notes issued in October 2007, and our Senior Notes issued in October 2010, which would require us to offer to repurchase all such debt at its nominal value.  We cannot make assurances that we will have sufficient funds or access to financing to effect such repurchases.  If the Argentine government forecloses its pledge over our Class A shares, our results of operations and financial condition could be significantly affected and the market value of our ADSs and Class B common shares could be affected too.

Default by the Argentine government could lead to termination of the concession, and have a material adverse effect on our business and financial condition

If the Argentine government breaches its obligations in such a way that we cannot comply with our obligation under the concession or in such a way that the distribution service is materially affected, we can request the termination of the concession, after giving the Argentine government 90 days’ prior notice. Upon termination of the concession, all our assets used to provide electricity service would be transferred to a new state-owned company to be created by the Argentine government, whose shares would be sold in an international public bidding procedure. The amount obtained in such bidding would be paid to us, net of the payment of any debt owed by us to the Argentine government, plus compensation established as a percentage of the bidding price, ranging from 10% to 30% depending on the management period in which the sale occurs. Any such default could have a material adverse effect on our business and financial condition .

We employ a largely unionized labor force and could be subject to an organized labor action

As of December 31, 2010, approximately 81% of our employees were union members and we have had an agreement in place with the two unions representing our employees since 1995.  Although our relations with unions are currently stable, we cannot make assurances that we will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues, especially in light of the social tensions generated in Argentina by the economic crisis.  We cannot make assurances that we will be able to negotiate salary agreements on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process.  If we are unable to negotiate salary agreements or if we are subject to strikes or work stoppages, our results of operations, financial condition.

We might incur material labor liabilities in connection with our outsourcing

We have outsourced a number of activities related to our business to third party contractors in order to maintain a flexible cost base that allows us both to maintain a lower cost base and respond more quickly to changes in our market.  We had approximately 2,682 third-party employees under contract with our company as of December 31, 2010.  Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.  If we are not able to prevail in any of these proceedings, we might be forced to incur material labor liabilities, which may have an adverse effect on our results of operations.

We currently are not able to effectively hedge our currency risk in full and, as a result, a devaluation of the Peso may have a material adverse effect on our results of operations and financial condition

Our revenues are collected in Pesos pursuant to tariffs that are not indexed to the U.S. Dollar, while a significant portion of our existing financial indebtedness is denominated in U.S. Dollars, which exposes us to the risk of loss from devaluation of the Peso.  We currently seek to hedge this risk in part by converting a portion of our excess cash denominated in Pesos into U.S. Dollars and investing those funds outside Argentina, as permitted by applicable Argentine Central Bank regulations and entering in currency forward contracts, but we continue to have substantial exposure to the U.S. Dollar.  We cannot make assurances that the Argentine government will continue to allow us to access the market to acquire U.S. Dollars in the manner we have done so to date.  Although we may also seek to enter into further hedging transactions to cover all or a part of our remaining exposure, we have not been able to hedge all of our exposure to the U.S. Dollar on terms we consider viable for our company.  If we continue to be unable to effectively hedge all or a significant portion of our currency risk exposure, a devaluation of the Peso may significantly increase our debt service burden, which, in turn, may have a material adverse effect on our financial condition and results of operations.

Our insurance may not be sufficient to cover certain losses. As of December 31, 2010, our physical assets were insured for up to U.S. $665.5 million.  However, we do not carry insurance coverage for losses caused by our network or business interruption, including loss of our concession.  Although we believe that our insurance coverage is commensurate with standards for the international electricity distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss.  If an accident or other event occurs that is not covered by our current insurance policies, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our results of operations and financial condition.

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

If our controlling shareholder fails to meet its debt service obligations, its creditors may take measures that could have a material adverse effect on our results of operations

In July 2006, EASA completed a comprehensive restructuring of all of its outstanding financial indebtedness, which had been in default since 2002.  In connection with this restructuring, EASA issued approximately U.S. $85.3 million in U.S. Dollar-denominated notes in exchange for the cancellation of approximately 99.94% of its outstanding financial debt.  EASA’s ability to meet its debt service obligations under these notes depends largely on our ability to pay dividends or make distributions or payments to EASA, and our failure to do so could result in EASA becoming subject to actions by its creditors, including attachments of EASA’s assets and petitions for involuntary bankruptcy proceedings.  If EASA’s creditors were to attach our Class A shares held by EASA, the Argentine government would have the right under our concession to foreclose its pledge over our Class A shares, which would trigger a repurchase obligation under the terms of our restructured debt, our Senior Notes due 2017 and our Senior Notes due 2022, and have a material adverse effect on our results of operations and financial condition.

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

Our ability to pay dividends is limited

In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, as set forth in our audited financial statements prepared in accordance with Argentine GAAP.  Our ability to pay dividends, however, is restricted  pursuant to the Adjustment Agreement, we have agreed not to pay dividends without the ENRE’s prior approval until we complete the integral tariff review process with the ENRE.  We cannot make assurances regarding when this process will be completed.

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

Item 4.         Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

Empresa Distribuidora y Comercializadora Norte S.A., or Edenor, is a public service company incorporated as a sociedad anónima (limited liability corporation) under the laws of the Argentine Republic, or Argentina.  Our principal executive offices are located at Avenida del Libertador 6363, Ciudad de Buenos Aires, C1428ARG, Argentina, and our general telephone number at this location is +54 11 4346 5000.

We were incorporated on July 21, 1992, under the name Empresa Distribuidora Norte Sociedad Anónima,  as part of the privatization of the Argentine state-owned electricity utility, Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA).  In anticipation of its privatization, SEGBA was divided into three electricity distribution companies, including our company, and four electricity generation companies, and on May 14, 1992, the Argentine Ministry of Economy and Public Works and Utilities (currently the Ministry of Economy and Public Finance) approved the public sale of all of our company’s Class A shares, representing 51% of the capital stock of our company.

A group of international investors, which included EDF International S.A. (a wholly owned subsidiary of Électricité de France S.A.), presented a bid for our Class A shares through Electricidad Argentina S.A. (EASA), an Argentine company.  EASA was awarded the bid and, in August 1992, EASA and the Argentine government entered into a stock purchase agreement relating to the purchase of our Class A shares.  In addition, on August 5, 1992, the Argentine government granted our company a concession to distribute electricity on an exclusive basis within our concession area for a period of 95 years.  On September 1, 1992, EASA acquired the Class A shares and became our controlling shareholder.

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

On November 20, 2008, the Argentine Congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (National Social Security Agency, or ANSES) and eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES.  As of April 12, 2011, ANSES hold 229,125,205 of our Class B shares, representing 25.3% of our capital stock.

Acquisition of EMDERSA and AESEBA

On January 19, 2011, our indirect controlling shareholder, Pampa Energía, agreed to acquire from AEI and certain of its subsidiaries (directly or through one or more of its affiliates) the following:

(i)
77.19% of the outstanding capital stock of Empresa Distribuidora Eléctrica Regional S.A. (“EMDERSA”), a company engaged in the distribution of electricity in the Argentine provinces of San Luis, La Rioja and Salta through its subsidiaries Empresa Distribuidora de San Luis S.A. (“EDESAL”), Empresa Distribuidora de La Rioja S.A. (“EDELAR”) and Empresa Distribuidora de Salta S.A. (“EDESA”), and in the generation of electricity through its subsidiary Emdersa Generación Salta S.A. (“EGSSA”); and

(ii)
99.99% of the outstanding capital stock of AESEBA S.A. (“AESEBA”), an electric utility company, which owns 90% of the outstanding capital stock of Empresa Distribuidora de Energía Norte S.A. (“EDEN”), an electricity distribution company with the concession area in the north region of the Province of Buenos Aires.

In addition, Pampa Energía agreed to acquire from AEI 0.01% of the outstanding capital stock of EDESAL, 0.02% of the outstanding capital stock of EGSSA and 0.01% of the outstanding capital stock of EDELAR that were held directly by AEI and its subsidiaries (other than EMDERSA).

Pursuant to the terms of the sale of the shares described above, Pampa Energía was entitled to designate one or more of its affiliates to act as transferees of such shares.  In light of this, Pampa Energía designated Edenor as transferee of the shares and Edenor purchased the shares on March 4, 2011, for a total purchase price of U.S $140.0 million, of which U.S.$ 90.0 million relates to the acquisition of the shares of EMDERSA and U.S.$ 50.0 million relates to the acquisition of the shares of AESEBA.  In addition, we made loans totaling approximately U.S. $70.0 million to EDESAL, EDESA, EDELAR and EDEN.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt.”  The acquisitions are pending approval from ENRE and from the Argentine Antitrust Commission.  See “Risk Factors—Risks Relating to Our Business.”

In addition, if within three years from March 4, 2011, we sell all or part of such shares, Pampa Energía will have the right to receive from us a payment equal to 50% of the value we receive for the sale of any such shares in excess of the price paid to AEI for any such shares.

Edenor has agreed with AEI to purchase up to 22.81% of EMDERSA’s outstanding capital stock, which is publicly held, at U.S. $0.68 price per share in the event AEI acquires such shares in the context of the mandatory tender offer to be made by AEI regarding those shares of EMDERSA. Alternatively, Edenor may, if so agreed with AEI and authorized by the CNV, participate jointly and severally with AEI in such mandatory tender offer.

As of the date of this annual report, we are exploring the possibility of divesting one or more of the newly acquired assets described in this section.  Although we have received preliminary indications of interest from third parties in respect of certain of these assets and we have engaged in preliminary discussions with several of these third parties, we cannot assure you that we will sell one or more of these assets or on what terms any such sale may be made.

EMDERSA and its Subsidiaries

EMDERSA, through EDESAL, EDELAR and EDESA, supplies electricity to a service area with a population of approximately 2.0 million that encompasses approximately 124,000 square miles in the Provinces of San Luis, La Rioja and Salta, respectively.  As of December 31, 2010, EMDERSA had approximately 530,771 customers and sold approximately 3,056 GWh of electricity in 2010.  EDESA also owns 99.99% of Empresa de Sistemas Eléctricos Dispersos (“ESED”), an electricity generation and distribution company that supplies energy to customers in remote areas of the Province of Salta through the utilization of photovoltaic solar panels.  In addition, EMDERSA’s subsidiary EGSSA obtained in 2008 the approval from the Argentine Secretary of Energy to act as agent of the Wholesale Electricity Market.  EGSSA is located in the northeast region of the Province of Salta, and commenced its operations in the second half of 2010.  EMDERSA is a public company, which is traded on the Buenos Aires Stock Exchange under the symbol “EMDEHR”. EMDERSA owns 99.9% of the capital stock of each of EDESAL, EDELAR, and EGSSA, and 90.0% of the capital stock of EDESA.  The remaining 10.0% of EDESA is owned by certain of its employees through an Employee Stock Participation Program.  Our acquisition of EMDERSA is still pending antitrust approval.

EDESAL, EDELAR and EDESA each hold an exclusive long-term renewable concession from the San Luis, La Rioja and Salta Province regulators respectively.  EDESAL’s concession agreement is divided into several administrative periods, the first of which was 15 years and expired in 2008, followed by eight successive ten-year periods, the next of which will expire in 2018.  At the end of each period a competitive bid process for the sale of a minimum of 51% of the share capital of EDESAL will take place.  We can participate in the bidding and will only be required to sell and transfer control of our interest in EDESAL if there is a higher bidder, in which case we will receive the amount bid by such bidder.  Following the auction, a new ten-year concession will be granted to EDESAL at the end of which the auction process would be held again.  EDELAR’s concession is divided similarly with an initial period of 15 years (which expired in 2010) followed by eight successive ten-year periods with a competitive bidding process at the end of each period which follows the same process as described for EDESAL.  As of the date of this annual report, the competitive bidding process with respect to EDELAR has not yet taken place.  EDESA’s concession has an initial period of 20 years (expiry in 2016) followed by two successive 15-year periods with a competitive bidding process at the end of each period which follows the same process as described for EDESAL and EDELAR.

Tariffs for Argentine electricity distribution companies are periodically reviewed by the regulators within the service area in which the concession is located.  EMDERSA’s subsidiaries generally have integral tariff reviews, or RTIs, every five years.  EDESAL’s and EDESA’s tariffs are currently under an RTI process, and EDELAR’s tariffs were last reviewed in an RTI in 2008.  Under the current tariff scheme, the tariffs are designed to provide for a pass-through to customers of the main variable cost items (mainly power purchases and transmission charges), recovery of reasonable operating and administrative costs, incentives to reduce costs and make needed capital investments and a regulated rate of return on its regulated asset base.  Tariffs are also adjusted every six or 12 months for inflation of fixed costs and to pass-through adjustments to variable costs.  EMDERSA’s subsidiaries have been granted adjustments to their tariffs periodically to reflect increases in costs.

The tables below summarize energy sales information regarding EDESAL, EDELAR and EDESA, solely on the basis of EMDERSA’s public securities filings in Argentina.

EDESAL’s Energy Sales
	Year ended December 31,
	2010		2009		2008
	(in MWh, except percentages)
Residential	340,247	26.9%	311,543	26.8%	296,034	25.2%
Commercial	109,978	8.7%	104,680	9.0%	97,039	8.3%
Public lighting	61,300	4.8%	60,964	5.2%	59,425	5.1%
Large users	394,681	31.2%	361,799	31.1%	385,731	32.8%
Industrial (Grandes Usuarios del MEM)	358,772	28.4%	325,218	27.9%	337,543	28.7%
Total	1,264,978	100.0%	1,164,204	100.0%	1,175,772	100.0%

EDELAR’s Energy Sales
	Year ended December 31,
	2010		2009		2008
	(in MWh, except percentages)
Residential	353,009	33.9%	315,057	33.3%	228,236	27.3%
Commercial	88,646	8.5%	83,911	8.9%	76,170	9.1%
Public lighting	36,758	3.5%	37,586	4.0%	35,846	4.3%
Large users	350,723	33.7%	316,184	33.5%	299,714	35.8%
Industrial (Grandes Usuarios del MEM)	219,994	20.4%	192,215	20.3%	196,156	23.5%
Total	1,042,130	100.0%	944,953	100.0%	836,122	100.0%

EDESA’s Energy Sales
	Year ended December 31,
	2010		2009		2008
	(in MWh, except percentages)
Residential	645,717	45.6%	593,074	44.9%	551,443	44.7%
Commercial	172,839	12.2%	157,502	11.9%	150,919	12.2%
Public lighting	88,187	6.2%	90,443	6.8%	85,827	7.0%
Large users	413,962	29.2%	381,289	28.9%	344,601	27.9%
Industrial (Grandes Usuarios del MEM)	95,720	6.8%	99,010	7.5%	100,820	8.2%
Total	1,416,425	100.0%	1.321.318	100.0%	1,233,610	100.0%

The tables below summarize certain key financial information regarding EMDERSA and its subsidiaries, solely on the basis of EMDERSA’s public securities filings in Argentina.

Consolidated Income Statement:	Year ended December 31,
	2010(1)				2009		2008
	(in millions)

Net sales	U.S. $	187.2	Ps.	744.2	Ps.	648.8	Ps.	532.4
Cost of sales		111.0		(441.5)		(387.2)		(321.4)
Gross profit		76.1		302.8		261.6		211.0
Administrative, selling and other expenses		(44.5)		(177.1)		(140.1)		(107.6)
Other operating income (or costs)		5.2		20.6		17.4		16.7
Operating income		36.8		146.3		138.8		120.1
Financial and holding results		(17.0)		(67.4)		(79.0)		(34.1)
Goodwill		—		(0.1)		(0.3)		(0.3)
Other income or costs		0.93		3.7		3.5		2.5
Income before income taxes and minority interest		20.8		82.6		63.1		88.3
Minority interest		(0.4)		(1.7)		(0.5)		(1.8)
Income tax expenses		(7.3)		(28.9)		(24.1)		(38.5)
Income for the year	U.S. $	13.1	Ps.	51.9	Ps.	38.5	Ps.	48.0

(1)  As of December 31, 2010, EMDERSA elected to recognize as a temporary difference (deferred tax liability) the difference between the accounting and tax values resulting from the adjustment for inflation included in non-monetary assets.

	Year ended December 31,
Balance Sheet:	2010(1)				2009		2008
	(in millions)
Current assets	US. $	54.1	Ps.	214.9	Ps.	187.6	Ps.	266.3
Non-current assets		276.0		1,097.4		971.1		856.2
Goodwill		0.1		0.6		0.8		1.2
total assets		330.2		1,312.9		1,159.4		1,123.6
Current liabilities		72.9		289.7		400.9		244.1
Non-current liabilities		75.2		299.0		12.1		173.5
Total liabilities		148.1		588.7		413.0		417.6
Minority interest		5.3		20.9		23.1		22.6
Total shareholders’ equity		176.9		703.2		723.3		683.4
Total liabilities and shareholders’ equity	U.S. $	330.2	Ps.	1,312.9	Ps.	1,159.4	Ps.	1,123.6

(1)  As of December 31, 2010, EMDERSA elected to recognize as a temporary difference (deferred tax liability) the difference between the accounting and tax values resulting from the adjustment for inflation included in non-monetary assets.

AESEBA and its Subsidiaries

AESEBA is a holding company that owns 90% of the outstanding capital stock of EDEN, an electricity distribution company that supplies electricity to a service area with a population of approximately 1.0 million that encompasses approximately 42,000 square miles in the northern part of the Province of Buenos Aires.  As of December 31, 2010, EDEN had approximately 334,000 customers and sold approximately 2,648 GWh of electricity in 2010.  The remaining ownership interest is owned by EDEN employees. Our acquisition of EDEN is still pending antitrust approval.

EDEN holds an exclusive long-term renewable concession from the Buenos Aires Province regulator.  EDEN’s concession agreement is divided into several administrative periods, the first term of which is 15 years and expires in 2012, followed by eight ten-year periods thereafter.  At the end of this term, a competitive bid process for the sale of a minimum of 51% of the share capital of EDEN will take place.  We can participate in the bidding and will only be required to sell and transfer control of our interest in EDEN if there is a higher bidder, in which case we will receive the amount bid by such bidder.  Following the auction, a new ten-year concession will be granted to EDEN at the end of which the auction process would be held again.

Tariffs for Argentine electricity distribution companies are reviewed periodically by the regulators within the service area that the concession is located (in the case of EDEN this is the Buenos Aires Province).  EDEN periodically has integral tariff reviews.  EDEN’s tariffs are currently under an RTI process.  Under the current tariff scheme, the tariffs are designed to provide for a pass-through to customers of the main variable cost items (mainly power purchases and transmission charges), recovery of reasonable operating and administrative costs, incentives to reduce costs and make needed capital investments and a regulated rate of return on its regulated asset base.  Tariffs are also adjusted for inflation of fixed costs and to pass-through adjustments to variable costs.  EDEN has been granted adjustments to its tariff periodically to reflect increases in costs.

The table below summarizes energy sales information regarding EDEN.

EDEN’s Energy Sales
	Year ended December 31,
	2010		2009		2008
	(in MWh, except percentages)
Residential	603,368	22.8%	603,371	24.0%	582,917	23.3%
Commercial	308,926	11.7%	291,914	11.6%	291,272	11.6%
Public lighting	77,737	2.9%	74,310	3.0%	73,657	2.9%
Large users	1,357,732	51.3%	1,266,465	50.3%	1,271,814	50.8%
Industrial (Grandes usuarios del MEM)	299,936	11.3%	281,714	11.2%	284,836	11.4%
Total	2,647,699	100.0%	2,517,774	100.0%	2,504,496	100.0%

The tables below summarize certain key financial information regarding EDEN, solely on the basis of EDEN’s financial statements issued in Argentina.

Income Statement:	Year ended December 31,
	2010				2009		2008
	(in millions )
Net sales	U.S. $	117.5	Ps.	467.2	Ps.	401.3	Ps.	371.1
Cost of sales		(82.8)		(329.1)		(302.8)		(297.7)
Gross profit		34.7		138.1		98.4		73.4
Administrative and selling expenses		(20.1)		(80.0)		(67.7)		(54.2)
Other operating income *		5.0		20.0		15.3		-
Operating income		19.6		78.1		46.0		19.2
Financial results		(5.2)		(20.7)		(20.0)		(22.4)
Other income or costs, net		(1.6)		(6.4)		34.9		9.2
Income before income taxes		12.8		51.1		60.9		6.0
Income tax expenses		(4.5)		(17.8)		(19.5)		(2.4)
Income for the year	U.S. $	8.4	Ps.	33.3	Ps.	41.4	Ps.	3.6

* In the year ended December 31, 2008, “other operating income (or costs)” amounted to Ps. 14.1 million and was included in the line item “other income or costs, net” in an amount equal to Ps. 11.6 million and in “Financial results” in an amount equal to Ps. 2.6 million.

	Year ended December 31,
Balance Sheet:	2010				2009		2008
	(in millions)
Current assets	U.S $	43.0	Ps.	170.8	Ps.	172.1	Ps.	148.6
Non-Current assets		196.9		783.0		768.9		757.3
Total assets		239.9		953.8		941.0		905.9
Current liabilities		70.9		282.0		232.5		342.5
Non-Current liabilities		36.2		144.1		174.8		71.1
Total liabilities **		107.2		426.1		407.3		413.6
Total shareholders’ equity		132.7		527.7		533.8		492.3
Total liabilities and shareholders’ equity	U.S. $	239.9	Ps.	953.8	Ps.	941.0	Ps.	905.9

** On March 4, 2011, as a result of the change of control in EDEN triggered by our acquisition of AESEBA, EDEN prepaid the loan it had with Standard Bank Argentina S.A. and HSBC Argentina S.A.  Such repayment was made with EDEN's funds and with the proceeds from a loan that we granted to EDEN in an aggregate amount equal to Ps. 80.0 million.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt.”

BUSINESS OVERVIEW

We believe we are the largest electricity distribution company in Argentina and one of the largest in Latin America in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2010.  We hold a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately seven million people.  As of December 31, 2010, we served 2,662,068 customers.  The following table shows the percentage of the electricity produced and sold by generating companies that was purchased by us in the periods indicated:

	Demand (GWh)
	Wholesale Electricity Market(1)	Edenor Demand(2)	Edenor Demand as a % of Wholesale Electricity Market
2010	110,767	22,053	19.9%
2009	104,592	20,676	19.8%
2008	105,959	20,863	19.7%

Source: Compañía Administradora del Mercado Mayorista Eléctrico, S.A. (CAMMESA)
(1)	Includes demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).
(2)	Calculated as electricity purchased by us and our wheeling system customers.

Our Strengths

We believe our main strengths are the following:

•
We believe we are the largest electricity distributor in Argentina in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2010.  We serve the largest number of electricity customers in Argentina, which at December 31, 2010 amounted to 2,662,068 customers.  Our electricity purchases, used to meet customer demand in our service area, accounted for approximately 19.9% of total electricity demand in the country in 2010.  As a result of being the largest electricity distributor in Argentina in terms of volume and customers, we have strong bargaining power with respect to many of our operating expenses, including salaries, and benefit from economies of scale.  We also actively participate in industry decision making bodies and are working closely with the Argentine government to address Argentina’s current energy challenges.

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

•
We have substantial experience in the operation of electricity distribution systems with strong operating performance and efficiency for the characteristics of our concession area.  We have substantial experience in the operation of electricity distribution systems and have received multiple ISO certifications on our commercial, technical and administrative processes, including on the quality of our services and safety and environmental standards.  We were declared by the ENRE a self-operating business in 1997, which means we are not required to have a strategic operator conduct our business and allows us to act as an operator in other electricity businesses.  We believe that our energy losses are low compared to other electricity distribution companies in Latin America.  In addition, we have maintained what we believe are optimal levels of operating efficiency, with 971 customers per employee and 7,123.9 MWh sold per employee in 2010.

•
We have a well-balanced capital structure.  As of December 31, 2010, our financial debt amounted to U.S. $282.3 million, including U.S. $267.7 million principal amount of Dollar-denominated notes and Ps. 58.2 million Peso-denominated notes.  We have continued to strengthen our capital structure during 2010 acquiring U.S. $123.9 million principal amount of Senior Notes due 2017, through their repurchase and their exchange for Senior Notes due 2022.

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

Our Strategy

Our goal is to continue to serve the strong demand in our concession area, while maximizing profitability and shareholder value.  We are seeking to realize this goal through the following key business strategies:

•
Complete our tariff renegotiation process.  On November 12, 2009, we submitted our tariff proposal to ENRE's Board of Directors in response to the ENRE’s request as part of the integral tariff revision process.  Our integral tariff proposal includes, among other factors, a recalculation of the compensation we receive for our distribution services based on a revision of our asset base and rate of return. Furthermore, our proposal presented the ENRE with three options for the revised tariff scheme based on three different scenarios and each of which implementation of the tariff increase in three equal semiannual installments.

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

Pursuant to the Adjustment Agreement, the Argentine government granted us an increase of 28% in our distribution margin, which is effective retroactively as of November 1, 2005.  The Adjustment Agreement is intended to apply transitionally until we complete the RTI with the ENRE in accordance with the terms of the Adjustment Agreement.  See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Tariffs.” In addition, because the Adjustment Agreement is effective retroactively as of November 1, 2005, the ENRE applied the CMM retroactively in each of May and November 2006, the dates in each year on which the ENRE is required to apply the CMM.  In the May 2006 CMM, the ENRE determined that our distribution cost base increased by 8.032% (compared to the distribution cost base recognized in the Adjustment Agreement), and, accordingly, approved an equivalent increase in our distribution margin effective May 1, 2006.  This increase, when compounded with the 28% VAD increase granted under the Adjustment Agreement, results in an overall 38.3% increase in our distribution margins charged to our non-residential customers.  Also on February 13, 2007, the ENRE authorized us to bill our clients (excluding residential clients) the retroactive portion of the 38.3% increase (corresponding to the period from November 2005 to January 2007), which amounted to Ps. 218.6 million and which we have continued to invoice in 55 monthly installments since February 2007.  As of December 31, 2010, we had invoiced Ps. 197.2 million of the total amount.

In October 2007, the Argentine Secretary of Energy published Resolution No 1037/2007, which granted us an increase of 9.63% to our distribution margins to reflect an increase in our distribution cost base for the period from May 1, 2006 to April 30, 2007, compared to the recognized distribution cost base as adjusted by the May 2006 CMM. However, this increase was not incorporated into our tariff structure, and, instead, we were allowed to retain the funds that we are required to collect and transfer to the fund established by Rational Use of Electric Energy Plan (Plan de Uso Racional de la Energía Eléctrica, or PUREE), a program established by the Argentine government in 2003 in an attempt to curb increases in energy demand, to cover this CMM increase and future CMM increases.

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

As of June 1, 2011 we had submitted to the ENRE seven requests from CMM adjustments as described in the table below, since May 2008:

Assessment Period	Application Date	CMM Adjustment Requested
November 2007 – April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 – April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%
November 2009 – April 2010	May 2010	7.103%
May 2010 – October 2010	November 2010	7.240%
November 2010 – April 2011	May 2011	6.104%
Cumulative:		47.829%

As of the date of this annual report, the ENRE has not yet responded to these requests (other than the request submitted in May 2008, as explained above).

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

As of December 31, 2010 and 2009 the amounts collected through the PUREE, amounted to Ps. 529.1 million and Ps. 233.3 million, respectively, and have been disclosed under other non-current liabilities. Edenor is permitted to retain funds from the PUREE that it would otherwise be required to transfer to CAMMESA in order to reimburse Edenor for the amounts it is owed under CMM increases not yet reflected in the distribution margin.

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

We divide our concession area into the following operating territories:

Operating territory	Districts
Morón	Morón, Ituzaingó, Hurlingham, Merlo, Marcos Paz, Las Heras and La Matanza
Norte	Ciudad de Buenos Aires, San Martín and Tres de Febrero
Olivos	Vicente López, San Isidro, San Fernando, Tigre and Escobar
Pilar	Moreno, Gral, Rodríguez, Pilar, Malvinas Argentinas, J.C. Paz and San Miguel

The table below sets forth certain information relating to our operating territories as of and for the period ended December 31, 2010:

Operating territory	Area (km2)	Customers (in thousands)		% of Sales
Morón	1,761	826.4	32.2%	26.9%
Norte	164	858.0	31.0%	28.1%
Olivos	1,624	490.8	18.4%	23.0%
Pilar	1,088	486.8	18.3%	22.0%
Total	4,637	2,662.1	100%	100%

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

The following table sets forth the frequency and duration of interruptions of our service in the periods indicated:

	Year ended December 31,
	2010	2009	2008
Average frequency of interruptions	5.13	4.42	4.10
Average duration of interruption (in hours)	10.62	8.79	8.31

December 2010 was an atypically warm month since maximum temperatures were over 33°C (91.4° F) (with peaks of 37°C (98.6° F)), which had a significant impact on our grid.  The impact in December 2010 was such that more than 70% of the interruptions in 2010 occurred between December 21 and December 31, 2010.  Were it not for this atypical situation, the annual values would have remained within the historical range.

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

Fines and Penalties

Pursuant to our concession, the ENRE may impose various fines and penalties on us if we fail to comply with our obligations under the concession.

Fines relating to our failure to meet any of the quality and delivery standards described above are payable by granting credits or bonuses to our customers to offset a portion of their electricity charges. Since 1996 we have operated a central information system that allows us to directly credit customers who are affected by these quality or delivery deficiencies in the amount of the applicable fines.

Fines and penalties that are not directly related to our customers are paid directly to the ENRE. These include fines imposed on us by the ENRE for any network installations that it determines to pose a safety or security hazard in a public space, including streets and sidewalks. In addition, the ENRE may fine us for inconsistency in technical information that we are required to furnish to the ENRE. Fines paid to the ENRE are deposited in the Reserva de Fondos de Terceros del ENRE (Third Party Reserve Fund of the ENRE) in an account at Banco Nación.  Payments accrue in that account until the account reaches Ps. 3 million and then, with the ENRE’s authorization, the amount is proportionally distributed among our customers.

When we entered into the Adjustment Agreement in September 2005, the ENRE granted us a payment plan in respect of approximately Ps. 116 million of our accrued fines and penalties and agreed, subject to the condition that we meet the quality standards and capital expenditure requirements specified in the Adjustment Agreement, to forgive approximately Ps. 58 million of our accrued fines and penalties. According to the terms of the payment plan, we will repay our fines and penalties in fourteen semiannual installments, with the first installment due upon the termination of a 180-day grace period after the date the RTI comes into effect.

Because the Adjustment Agreement was not ratified until January 2007, we have recalculated the amounts of accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement as well as the amounts subject to forgiveness. In addition, we are required to make adjustments to our accrued fines and penalties under the payment plan in order to reflect increases in our distribution margins, including the CMM adjustments. For the year ended on December 31, 2008, we recorded adjustments of Ps. 17.2 million, to reflect CMM adjustments. We did not record any adjustments in 2009 and 2010. In 2010, the fines and penalties imposed on us by the ENRE amounted to Ps. 80.0 million, which represented 3.6% of our energy sales. As of December 31, 2010 our accrued fines and penalties imposed by the ENRE amounted to Ps. 455.4 million as compared to Ps. 377.5 million as of December 31, 2009. We estimate that the ENRE will forgive approximately Ps. 71.4 million of our accrued fines and penalties upon the completion of the RTI, and that we will be required to pay approximately Ps. 361.6 million in accordance with the payment plan provided for in the Adjustment Agreement, although we cannot be certain of what amounts, if any, we will ultimately be forgiven.

The following table shows the adjustments to our accruals for potential ENRE fines and penalties, including current fines and penalties and adjustments to past fines due to increases in our tariffs pursuant to the Adjustment Agreement, for the periods specified:

	Year ended December 31,
	(in millions of Pesos)
	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Accruals at beginning of year	377.5	331.6	281.4	241.1	169.7	99.3	63.4	49.0	19.0	13.6
ENRE Fines and Penalties	80.0	58.5	34.8	23.9	25.2	72.7	36.0	14.6	31.7	16.4
Quality of Technical Service	46.0	15.0	15.2	7.0	10.4	4.9	4.7	3.2	5.6	5.2
Quality of Technical Product	3.4	3.1	3.0	0.9	0.6	1.1	6.9	6.5	5.5	2.9
Quality of Commercial Service	3.0	2.4	1.6	1.1	1.2	—	1.2	0.5	1.5	1.7
Public Safety	19.4	34.0	11.6	10.3	6.7	25.4	10.9	2.0	4.9	4.2
Transport Technical Function	0.4	0.3	0.3	0.2	0.4	—	0.2	0.2	0.2	—
Reporting Violations	6.6	3.7	2.9	4.4	5.6	33.7	12.2	1.7	4.9	1.9
Others	1.3	—	—	—	0.2	7.5	—	0.4	9.0	0.5
Less: Paid during period:
Quality of Technical Service	—	—	—	—	—	1.6	—	—	0.9	3.3
Quality of Technical Product	—	—	—	—	—	—	—	—	—	2.3
Quality of Commercial Service	1.9	3.7	—	1.5	0.4	0.1	0.1	0.1	0.3	1.4
Public Safety	0.1	8.9	1.5	—	—	—	—	—	—	2.1
Transport Technical Function	—	—	—	0.1	0.3	—	—	0.1	0.3	0.2
Others	—	—	—	—	—	0.6	—	—	—	1.8
Total paid during period	2.0	12.7	1.7	1.7	0.7	2.4	0.1	0.2	1.6	11.1
Plus: Adjustment to fines and penalties pursuant to the ratification of the Adjustment Agreement	—	—	17.2	18.1	47.0	—	—	—	—	—

Accruals at year-end	455.4	377.5	331.6	281.4	241.1	169.7	99.2	63.4	49.0	19.0

Note: The facts or events that generated the amounts charged in each period may have occurred in prior periods and not necessarily in the period in which the charge is made.

On February 8, 2011, ENRE passed Resolution 32/2011, imposing two fines on us and obligating us to compensate customers for any disruption in service resulting from a power outage during a heat-wave that occurred from December 20 to December 31, 2010 in alleged violation of our concession.  The two fines against us are in the amounts of Ps. 0.8 million and Ps. 0.4 million.  Pursuant to the ENRE resolution, we are required to credit the accounts of affected customers in an amount equal to each customer’s portion of the aggregate fine.

In addition, the ENRE resolution requires that we compensate our customers (in amounts ranging from Ps. 180 to Ps. 450 per customer, depending on the duration of the power outage) by directly crediting customer accounts and, if necessary, making cash payments for the balance of the amount due to the customer as compensation.

The approximate amount of such compensation is Ps. 22.4 million, which is recorded under Other Non-Current Liabilities of the Financial Statements for the year ended December 31, 2010.

As of the date of this annual report, we have filed administrative and judicial actions against ENRE Resolution No. 32/2011. On April 28, 2011, the Appellate Court denied the provisional relief sought by the Company. The Company will file an extraordinary appeal (“Recurso Extraordinario Federal”) against such decision with the purpose of having the Supreme Court of Justice decide upon the admissibility of the provisional relief that we seek.

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

Our Network

As of December 31, 2010, the system through which we supply electricity was composed of 71 Sub-Stations of high/high voltage, high/high/medium voltage, high/medium voltage, representing 13,619 MVA of transformer capacity and 1,368 kilometers of high-voltage power lines 220 kV and 132 kV.  The distribution system of medium/low voltage was comprised of 15,185 transformers of medium/low voltage, representing 5,684 MVA of transformer capacity, 9,364 kilometers of medium-voltage power lines 33 and 13.2 kV and 25,123 kilometers of low-voltage power lines 380 V.

The following table provides certain information concerning our transmission and distribution system as of the dates presented:

	At December 31,
	2010	2009	2008
Kilometers of transmission lines
High voltage	1,368	1,365	1,364
Medium voltage	9,364	9,191	8,890
Low voltage	25,123	24,761	24,445
Total	35,855	35,317	34,699

Transformer capacity (MVA)
High voltage/high voltage	7,048	7,048	7,048
High voltage/medium voltage	6,571	6,356	6,106
Medium voltage/low voltage and medium voltage/medium voltage	5,849	5,643	5,369
Total	19,468	19,047	18,523

Demand is provided from points of interconnection with the Argentine Interconnection System (Sistema Argentina de Interconexión, or SADI) (500 kV-220 kV Rodríguez Substation, 220 kV Ezeiza Substation) and from the local Puerto and Costanera power plants.  In turn, the transmission network links these nodes with head sub-stations of 220V: Casanova, Malaver, Matheu, Morón, Talar and Zappalorto, and 132 kV Matanza, Ramos Mejía, Agronomía, Puerto Nuevo, Nuevo Puerto Colegiales and Edison.

This transmission and subtransmisson system (the “HV System”), together with the Edesur and Edelap systems, forms the Greater Buenos Aires (GBA) system.  The GBA system is operated by the Sociedad Anónima Centro de Movimiento de Energía (SACME), of which Edenor and Edesur own 50% of the shares.  SACME is responsible for the management of regional high-voltage distribution in the greater Buenos Aires metropolitan area, coordinating, controlling and supervising the operation of the generation, transmission and sub-transmission network in the City of Buenos Aires and the greater Buenos Aires metropolitan areas, including coordination with the SADI in the Edenor and Edesur concession areas.  SACME also represents its shareholders in the control of distribution for those concession areas.

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

We are currently working with the Argentine government and Edesur to construct two new entry points for our network, the first named “Oscar Smith” (previously called “Norte”) and the other “Puerto Nuevo-Malaver-Costanera”.  These new entry points would significantly improve the quality and reliability of our network.  On April 4, 2008, we entered into an agreement with the Minsterio de Planificación Federal, Inversión Pública y Servicios (the Ministry of Federal Planning, Public Investment and Services) to build the new 500/220 kV “Oscar Smith” transformer station at the Partido de Tigre.  This new transformer station will serve to connect our network with the SADI.  We believe that this new entry point will allow us to meet the increasing energy demands in the medium and long term throughout our concession area.  See “Item 5.  Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Demand—Capacity Demand.”

Systems

During 2010 we continued with the consolidation of the Systems Plan and Medium-Term Plan for Telecommunications.  The major projects implemented were the following:

•
We continued with the implementation of the CC&B (Customer Care & Billing) software for the complete renewal of our commercial systems. The project began in August 2008 and is scheduled to conclude in two stages, namely: (i) implementation of the solution for big customers, by the end of August 2011; and (ii) deployment for the rest of our customer base, by the beginning of 2012.

•
In August 2009, we began in collaboration with Microsoft, the migration of our technological platform, which will allow us to improve our net services, data storage and email. The completion of this project in 2010 enabled us to implement instant messaging features and audio and video communication, achieving an important qualitative leap to streamline the organization of virtual meetings. Monitoring and management tools of the platform were implemented, enabling automatic and remote software or operating system update functions.

•
In October 2009, we signed a printer renting contract with Lexmark, which will allow us to replace all our printers unifying our printing services and reducing and rationalizing our related costs. The latter objective was achieved by distributing printing costs to each area of the organization through an accounting service.

•
In regard to the Nexus system, we implemented a mobile solution that allows the derivation and closure of individual claims through mobile devices (cellular), directly connected to the Nexus OMS module, significantly streamlining operation in the field and the quality of input data. To this end, the Operational Communications system was replaced by the Nextel trunking system with 900 devices that can operate with voice and data.

•
With the intention of moving the headquarters to a new building, various tasks were allowed to provide it with technology. The new building was equipped with technology from telephony networks and next-generation IP data. In this way, we achieved through implemented Microsoft tools a unified communications solution.  We also enabled WiFi service throughout the building and installed entry control systems and virtual printing through a single credential per user which enables the use and registration of such services.

•	We implemented the SAP-SRM product which allows for more efficient purchasing management. We are one of the first companies in the region to implement this system.

•
We conducted the Trame Network unification for remote control. This allowed us to standardize network operations and be technologically up to date to support the deployment of new Telecontrol remote, and be aligned with the new Control Center deployed for SACME.

•	We continued updating the Corporate Network in Commercial Offices to provide quality service in available applications and to improve connectivity.

•
There was the deployment of 500 km. of optical fiber on Low Voltage on the following districts of the Province of Buenos Aires: 3 de Febrero, Morón and San Martín. This allowed us to be prepared for remote monitoring and management of MT networks, improve availability of telecommunications networks, expand our transport capacity to reach secure communications to the Transformation Center.

We carried out the change in analog recording system technology of the Call Center for a new generation system that will allow us to have high availability of the recording system and integration with Call Center applications.

Customers

The following graph shows the evolution of our customer base through December 31, 2010:

As of December 31, 2010, we served 2,662,068 customers.  We define a “customer” as one meter. We classify our customers pursuant to the following tariff categories:

•	Residential (T1-R1 to R9): residential customers whose peak capacity demand is less than 10kW. In 2010, this category accounted for approximately 40% of electricity sales.

•	Small commercial (T1-G1 and T1-G2): commercial customers whose peak capacity demand is less than 10kW. In 2010, this category accounted for approximately 8% of electricity sales.

•	Medium commercial (T2): customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW. In 2010, this category accounted for approximately 8% of electricity sales.

•
Industrial (T3): industrial customers whose peak capacity demand is equal to or greater than 50kW.  This category is applied to high-demand customers according to the voltage at which each customer is connected.  The voltage ranges included in this category are the following: (i) Low Voltage (LV): voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV.  In 2010, this category accounted for approximately 18% of our electricity sales.  This category does not include customers who purchase their electricity requirements directly through the wholesale electricity market under the wheeling system.

•
Wheeling System: large users who purchase their electricity requirements directly from generation or broker companies through the wholesale electricity market.  These tariffs follow the same structure as those applied under the Industrial category described above.  As of December 31, 2010, the total number of such large users was 643, and in 2010 this category represented approximately 20% of our electricity sales.

•
Others: public lighting (T1-PL) and shantytown customers whose peak capacity demand is less than 10kW.  In 2010, this category accounted for approximately 5% of electricity sales.  See “—Framework agreement (Shantytowns).”

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

Public lighting customers are billed a monthly variable energy charge based on each unit of energy consumed.

The table below shows the number of our customers per category at the dates indicated.

	At December 31,
	2010	2009	2008
Residential	2,325,574	2,271,960	2,206,847
Small commercial	299,822	297,070	295,827
Medium commercial	29,820	28,923	28,397
Industrial	5,816	5,628	5,437
Wheeling system	643	636	626
Other*	393	395	393
Total	2,662,068	2,604,612	2,537,527

*	Represents public lighting and shantytown customers.

Since 1995, we have maintained two billing systems: one for small- and medium-demand customers and another for large users.  Both systems permit the integration of the reading, billing, collection processes and the tracing of the delinquent balances of customers included in those demand categories.

All of the meters are read with portable meter-reading terminals, either with manual access or optical reading (in the case of electronic meters for medium commercial and industrial customers).  The systems validate the readings, and any inconsistent reading is checked in the field.  Estimates of customer usage are no longer used as a result of this new billing system.  Once the invoices are printed, independent contractors in each operating area, subject to strict controls, distribute them.

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

Our past due receivables increased from Ps. 56.0 million as of December 31, 2009 to Ps. 72.0 million as of December 31, 2010.  This increase in past due receivables was the result of the preliminary injunction that the Ombudsman challenging the October 2008 adjustment to our tariffs received.  The preliminary injunction prohibits us from cutting the supply of energy to customers challenging the October 2008 tariff increase until a decision is reached with respect to the Ombudsman’s claim.  See “Item 8. Financial Information—Legal and Administrative Proceedings—Legal Proceedings—Preliminary Injunction of the Public Ombudsman.”  Although we felt the brunt of the injunction in February and March 2009, it continues to adversely impact our collections.

The following graph shows our delinquent balances as of December 31 of each year:

We also supply energy to low-income areas pursuant to the framework agreement with the Argentine government and the Province of Buenos Aires for which certain payments are still owed to us.  See “—Framework agreement (Shantytowns).”

Energy Losses

Energy losses are equivalent to the difference between energy purchased and energy sold and may be classified as technical and non-technical losses.  Technical losses represent the energy that is lost during transmission and distribution within the network as a consequence of natural heating of the transformers and conductors that transmit the electricity from the generating plants to the customers.  These losses typically increase in proportion to the amount of energy volume distributed (as has been the case for us in recent years).  Technical losses are normal for any energy distributor and cannot be completely eliminated but can be reduced by improvements in the network.  We believe that the level of technical losses is approximately 7% in countries with distribution networks similar to ours.  Non-technical losses represent the remainder of our energy losses and are primarily due to illegal use of our services and administrative and technical errors.

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

At present, our goal is to maintain our energy losses at an optimal level, taking into account the cost of reducing such losses and the level at which we are reimbursed for the cost of these losses under our concession.  Our procedures for maintaining an optimal level of losses are focused on improving collections to ensure that customers pay for all the energy that they consume and making investments in our network to control technical losses.  To reduce the theft of electricity we have implemented vigilance and special technologies, such as much higher networks that cannot be reached using normal ladders, shields close to the electricity posts, concentric cables, shielded meters and suspension of electricity service, among other remedies.  We are experimenting with other programs including teaching low-income customers how to ration their consumption, providing low-income customers with the option of paying in installments and the installation of 4,800 prepaid meters.  We also plan to encourage, through subsidies, the installation of special low-energy lamps.  A final decision with respect to the implementation of these energy sales measures on a large scale is currently under evaluation by the ENRE.  In addition, the national government has implemented a program through PRONUREE (Programa Nacional de Uso Racional y Eficiente de la Energía) to distribute low energy consumption lamps to our clients through agreements with local municipalities.  In 2008, 2009 and 2010, over 2,900,000 of such lamps were distributed to our clients through this program.

The following table illustrates our estimation of the approximate breakdown between technical and non-technical energy losses experienced in our concession area in the last ten years.

	Year ended December 31,
	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Technical losses	9.8%	9.8%	9.8%	9.6%	8.6%	8.3%	8.1%	8.0%	7.8%	7.5%	7.3%
Non-technical losses	2.7%	2.1%	1.0%	2.0%	2.5%	2.7%	3.4%	4.7%	4.5%	3.6%	2.7%
Total losses	12.5%	11.9%	10.8%	11.6%	11.1%	11.0%	11.5%	12.7%	12.3%	11.1%	10.0%

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

On June 23, 2008, we signed an amendment to the framework agreement with the Argentine government, the Province of Buenos Aires and the other national electric distributors agreeing to extend the framework agreement for four years from January 1, 2007.  The Argentine government ratified the amendment on September 22, 2008 and on June 18, 2009 the Province of Buenos Aires published the ratification of this Addendum in the Official Bulletin of the Province of Buenos Aires.  Throughout this process, we have continued to supply energy to the shantytowns.  We are currently negotiating a new extension to the Framework Agreement.

In November and December 2009, we received Ps. 20.0 million from the National Government.  Between March and December 2010, we received Ps. 19.3 million from the National Government.

Our receivables for amounts accrued but not yet paid for the supply of energy to shantytowns under the framework agreement amounted to Ps. 33.0 million as of December 31, 2010, Ps. 54.8 million as of December 31, 2009 and Ps. 49.4 million as of December 31, 2008.

In March 2010, the Company signed with the Government of the Province of Buenos Aires a payment plan agreement with respect to amounts owed to us by the Province of Buenos Aires under the new framework agreement. The Government of the Province of Buenos Aires agreed to pay the amount due through Cancellation Bonds, which are bonds issued by the Province of Buenos Aires for the purpose of paying outstanding obligations of the Province. The agreement was signed subject to the approval of the Provincial Executive Power and the Company’s board of directors. The Company’s board accepted the agreement in the meeting held on April 27, 2010.  In May 2010, the Company received payments from the Government of the Province of Buenos Aires for Ps. 1.6 million in cash and Ps. 30.1 million (principal amount) of Cancellation Bonds.  These Cancellation Bonds were issued by the Province of Buenos Aires on December 15, 2009, with a maturity of March 15, 2011.  The Cancellation Bonds we received amortise in twelve equal and consecutive payments, have a three month grace period for capital payments and earn interest at a rate of BADLAR plus 450 base points and are freely transferable.  As of December 31, 2010, we hold Ps. 8.7 million of Cancellation Bonds and all payments on these Cancellation Bonds have been made according to schedule.

Insurance

As of December 31, 2010, we are insured for loss or damage to property, including damage due to floods, fires and earthquakes covering amounts up to U.S. $665.5 million, with the following deductibles:

•	transformers, between U.S. $175,000 and U.S. $850,000 (depending on the power level thereof);

•	equipment of sub-stations (not including transformers), U.S. $75,000.

•	commercial offices, U.S. $1,500 for each office; and

•	deposits and other properties, U.S. $25,000.

We are insured against theft of cash and securities for a maximum amount of U.S. $100,000 and U.S. $5,000, respectively, and against acts of terrorism for a maximum amount of U.S. $10,000,000, with a deductible of U.S. $50,000.

In addition, we maintain the following insurance, subject to customary deductibles and limitations:

•	Directors’ and Officers’ Liability insurance;

•	Civil Liability insurance;

•	Automobile insurance;

•	Mandatory life insurance which is maintained in accordance with Argentine law; and

•	Workmen’s compensation insurance.

Although we do not have business interruption insurance, we consider our insurance coverage to be adequate and in accordance with the standards prevailing for the industry.  See “Item 3. Key Information. Risk Factors—Risks Relating to Our Business—Our insurance may not be sufficient to cover certain losses.”

Environmental Management

In Argentina, the national government, the provinces and the government of the City of Buenos Aires are entitled to legislate on natural resources and environmental protection issues.  The 1994 Constitution reaffirms this principle, assigning to the Argentine federal government the establishment of broad environmental guidelines and to the provinces the duty to implement the necessary legislation to attain national environmental goals.  The environmental policy for the electricity market is formulated by the Secretary of Energy and implemented by the ENRE.  Areas regulated by the ENRE include the tolerance level for electromagnetic fields, radio interference, voltage of contact and pass, liquid spills, disposal and handling of solid wastes, noise and vibration admissible levels and use, and the transport on and storage of hazardous waste, including polychlorinated biphenyl (PCB), a viscous substance which was historically used to lubricate electrical transformers.  The Argentine Environmental Law requires that we eliminate the PCB in our transformers before the end of 2010.

Over the course of 2009, Edenor completed the removal of PCBs from all its transformers with contaminated cooling oils exceeding 50 ppm (parts per million), the limit established by Federal law.

As part of our investment plan, we made important improvements to our network and implemented technological innovations to evaluate the impact of these improvements on the environment and the surrounding areas.  We are currently engaged, together with environmental governmental entities, in the application of procedures to decontaminate mineral oils.  We are required to apply for licenses from the ENRE for all our business activities, including those related to the environment.  We believe that we are in compliance in all material respects with all applicable environmental standards, rules and regulations established by the ENRE, the Secretary of Energy and federal, provincial and municipal authorities.  We have implemented environmental variables testing programs to evaluate environmental variances and to take corrective actions when necessary.  In addition, we have in place an environmental emergency plan to reduce potential adverse consequences if an environment accident should occur.  Finally, as part of our environmental actions, we improved and deepened the program of rational uses of energy in our buildings and in our customer equipment.

On October 19, 1999, the Instituto Argentino de Normalización (the Argentine Institute of Normalization) certified that we have an Environmental Management System that is in accordance with the requirements of the standards set by the International Standardization Organization (ISO) as specified in its release, ISO 14001, which relates specifically to environmental management systems.  This certification is reaffirmed on an annual basis, most recently as of November 2010.

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

Regulatory and Legal Framework

Role of the Government

The Argentine government has restricted its participation in the electricity market to regulatory oversight and policy-making activities. These activities were assigned to agencies that have a close working relationship with one another and occasionally even overlap in their responsibilities. The Argentine government has limited its holding in the commercial sector to the operation of international hydropower projects and nuclear power plants. Provincial authorities followed the Argentine government by divesting themselves of commercial interests and creating separate policy-making and regulatory entities for the provincial electricity sector.

Limits and Restrictions

To preserve competition in the electricity market, participants in the electricity sector are subject to vertical and horizontal restrictions, depending on the market segment in which they operate.

Vertical Restrictions

The vertical restrictions apply to companies that intend to participate simultaneously in different sub-sectors of the electricity market. These vertical restrictions were imposed by Law No. 24,065, and apply differently depending on each sub-sector as follows:

Generators

•
Under Section 31 of Law No. 24,065, neither a generation company, nor any of its controlled companies or its controlling company, can be an owner or a majority shareholder of a transmitter company or the controlling entity of a transmitter company; and

•
Under Section 9 of Decree No. 1398/1992, since a distribution company cannot own generation units, a holder of generation units cannot own distribution concessions. However, the shareholders of the electricity generator may own an entity that holds distribution units, either as shareholders of the generator or through any other entity created with the purpose of owning or controlling distribution units.

Transmitters

•
Under Section 31 of Law No. 24,065, neither a transmission company nor any of its controlled companies or its controlling entity can be owner or majority shareholder or the controlling company of a generation company;

•
Under Section 31 of Law No. 24,065, neither a transmission company, any company controlled by a transmission company nor any company controlling a transmission company can own or be the majority shareholder or the controlling company of a distribution company; and

•	Under Section 30 of Law No. 24,065, transmission companies cannot buy or sell electricity.

Distributors

•
Under provision 31 of Law No. 24,065, neither a distribution company, nor any of its controlled companies or its controlling company, can be owner or majority shareholder or the controlling company of a transmission company; and

•
Under Section 9 of Decree No. 1398/1992, a distribution company cannot own generation units. However, the shareholders of the electricity distributor may own generation units, either directly or through any other entity created with the purpose of owning or controlling generation units.

Definition of Control

The term “control” referred to in Section 31 of Law No. 24,065 (which establishes vertical restrictions) is not defined in the Electricity Regulation Framework. Section 33 of the Argentine Companies Law states that “companies are considered as controlled by others when the holding company, either directly or through another company: (1) holds an interest, under any circumstance, that grants the necessary votes to control the corporate will in board meetings or ordinary shareholders’ meetings; or (2) exercises a dominant influence as a consequence of holding shares, quotas or equity interest or due to special linkage between the companies.” We cannot assure you, however, that the electricity regulators will apply this standard of control in implementing the restrictions described above.

Horizontal Restrictions

In addition to the vertical restrictions described above, distribution and transmission companies are subject to horizontal restrictions, as described below.

Transmitters

•
According to Section 32 of Law No. 24,065, two or more transmission companies can merge or be part of the same economic group only if they obtain an express approval from the ENRE. Such approval is also necessary when a transmission company intends to acquire shares of another electricity transmission company;

•
Pursuant to the concession agreements that govern the services rendered by private companies operating transmission lines above 132Kw and below 140Kw, the service is rendered by the concessionaire on an exclusive basis over certain areas indicated in the concession agreement; and

•
Pursuant to the concession agreements that govern the services rendered by the private company operating the high-tension transmission services equal to or higher than 220Kw, the company must render the service on an exclusive basis and is entitled to render the service throughout the entire country, without territorial limitations.

Distributors

•
Two or more distribution companies can merge or be part of the same economic group only if they obtain an express approval from the ENRE. Such approval is necessary when a distribution company intends to acquire shares of another electricity transmission or distribution company; and

•
Pursuant to the concession agreements that govern the services rendered by private companies operating distribution networks, the service is rendered by the concessionaire on an exclusive basis over certain areas indicated in the concession agreement.

2001 Economic Crisis

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

•	a stabilization fund, managed by CAMMESA, which absorbs the differences between purchases by distributors at seasonal prices and payments to generators for energy sales at the spot price.

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

Generators

According to a recent report issued by CAMMESA, there are 74 generation companies, 19 auto-generation and three co-generation companies, in Argentina, most of which operate more than one generation plant.  As of December 31, 2010, Argentina’s installed power capacity was 32,734 MW.  Of this amount, 54% was derived from thermal generation, 42% from hydraulic generation and 4% from nuclear generation.  Private generators participate in CAMMESA through the Asociación de Generadores de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Generators, or AGEERA), which is entitled to appoint two acting and two alternate directors of CAMMESA.

Transmitters

Electricity is transmitted from power generation facilities to distributors through high voltage power transmission systems.  Transmitters do not engage in purchases or sales of power.  Transmission services are governed by the Regulatory Framework Law and related regulations promulgated by the Secretary of Energy.

In Argentina, transmission is carried at 500 kV, 300 kV, 220 kV and 132 kV through the national interconnection system.  The national interconnection system consists primarily of overhead lines and sub-stations (i.e., assemblies of equipment through which electricity delivered by transmission circuits is passed and converted into voltages suitable for use by end users) and covers approximately 90% of the country.  The majority of the national interconnection system, including almost all of the 500 kV transmission lines, has been privatized and is owned by Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (Transener), which is indirectly co-controlled by Pampa Energía S.A., the largest integrated electricity Company of Argentina.  Regional transmission companies, most of which have been privatized, own the remaining portion of the national interconnection system.  Supply points link the national interconnection system to the distribution systems, and there are interconnections between the transmission systems of Argentina, Brazil, Uruguay and Paraguay allowing for the import or export of electricity from one system to another.

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

Spot Market

Spot Prices

The emergency regulations enacted after the Argentine crisis in 2001 had a significant impact on energy prices.  Among the measures implemented pursuant to the emergency regulations were the pesification of prices in the wholesale electricity market, known as the spot market, and the requirement that all spot prices be calculated based on the price of natural gas, even in circumstances where alternative fuel such as diesel is purchased to meet demand due to the lack of supply of natural gas.

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

On August 14, 2009, the ENRE adopted Resolution No. 433/2009 approving two tariff charts to be applied by Edenor. The first one applied retroactively for the period from June 1, 2009 to July 31, 2009. The second rate chart was effective for the period from August 1, 2009 to September 30, 2009. These charts were based on the new subsidized seasonal prices set forth Resolution No. 652/09 issued by the Secretary of Energy. The new price charts aimed at reducing the impact of increased winter electrical energy consumption on the invoicing of residential customers with bi-monthly consumption exceeding 1,000 kWh. The modification to the ENRE rate charts did not have any effect on our VAD.  The ENRE also instructed us to break down the floating charges of all invoices into the amounts subsidized and not subsidized by the Argentine government.

As of October 1, 2009, the tariff chart of October 2008 was reinstated pursuant to ENRE Resolution No. 628/2008. The floating charge of all invoices continues to be broken down into the amounts subsidized and not subsidized by the Argentine Government.

During 2010, the seasonal rate chart was revised twice.  For the months of June and July, tariffs were revised so that residential customers with consumption levels above 1000 KWh received a full subsidy for their energy purchases.  For the months of August and September, residential customers with consumption levels above 1000 KWh received a subsidy equal to 70 percent of their energy purchase price.  These revised tariff schemes did not affect our VAD.

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

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund.  As of December 31, 2010, the stabilization fund deficit totaled approximately Ps. 37,000 million. This deficit has been financed by the Argentine government through loans to CAMMESA and with FONINVEMEM funds, but these continue to be insufficient to cover the differences between the spot price and the seasonal price.

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

Energía Plus

In September 2006, the Secretariat of Energy issued Resolution No. 1281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution seeks to create incentives for energy generation plants in order to meet increasing energy needs. The resolution’s principal objective is to ensure that energy available in the market is used primarily to service residential users and industrial and commercial users whose energy demand is at or below 300 kW and who do not have access to other viable energy alternatives. To achieve this, the resolution provides that:

•
large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kilowatts), will be authorized to secure energy supply up to their “base demand” (equal to their demand in 2005) by entering into term contracts; and

•
large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kilowatts) must satisfy any consumption in excess of their base demand with energy from the Energía Plus system at unregulated market prices. The Energía Plus system consists of the supply of additional energy generation from new generation and/or generating agents, co-generators or autogenerators that are not agents of the electricity market or who as of the date of the resolution were not part of the WEM. Large users in the wholesale electricity market and large customers of distribution companies can also enter into contracts directly with these new generators or purchase energy at unregulated market prices through CAMMESA.

Only the new generation facilities (which include generators that were not connected to the SADI as of September 5, 2006) and new generation capacity expansions in respect of existing capacity as of such date are entitled to sell electricity under the Energía Plus system.

The resolution also established the price large users are required to pay for excess demand, if not previously contracted under Energía Plus, which is equal to the marginal cost of operations. This marginal cost is equal to the generation cost of the last generation unit transmitted to supply the incremental demand for electricity at any given time. The Secretariat of Energy established certain temporary price caps in place until December 2008, to be paid by large users for any excess demand (Ps. 225/MWh for GUDIs and Ps. 185/Mwh for GUMEs and GUMAs).

ORGANIZATIONAL STRUCTURE

We are a subsidiary of Pampa Energía, the largest fully integrated electricity company in Argentina.  In addition to its indirect stake in us, Pampa Energía currently owns several investments in the Argentine electricity sector, including a 50% interest in the controlling shareholder of the principal electricity transmission company in Argentina, Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (Transener), and controlling stakes in five generation plants located in the Buenos Aires, Salta, Mendoza and Neuquén provinces (Central Piedra Buena S.A., Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A., Central Térmica Güemes S.A. and Loma de la Lata S.A.).

The following diagram presents our current corporate structure, including our subsidiaries and their respective direct ownership interests, as of March 4, 2011:

All of the subsidiaries presented above have their jurisdiction of incorporation in the Republic of Argentina.

See “—History and Development of the Company—Acquisition of EMDERSA and AESEBA.”

PROPERTY, PLANT AND EQUIPMENT

Our main properties are transmission lines, substations and distribution networks, all of which are located in the northwestern area of the greater Buenos Aires metropolitan area and the northern area of the City of Buenos Aires.  Substantially all of our properties are held in concession to provide the electricity distribution service, which, by nature, is considered to be an essential public service.  In accordance with Argentine legislation and court precedents, assets which are affected to rendering an essential public service are not subject to attachment or attachment in aid of execution and therefore, enforcement of judgments against us may be substantially limited.  The net book value of the property, plant and equipment recorded on our balance sheet as of December 31, 2010, 2009 and 2008 was Ps. 3,689.5 million, Ps. 3,482.4 million and Ps. 3,256.3 million, respectively.

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

Item 4A.   Unresolved Staff Comments

None.

Item 5.      Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008.  Our audited financial statements have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP.  Note 28 to our audited financial statements included elsewhere in this annual report provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net (loss) income for the years ended December 31,2010, 2009 and 2008 and shareholders’ equity as of December 31,2010 and 2009.  Our financial statements have not been adjusted for inflation after February 28, 2003, in accordance with Argentine GAAP.  See “Item 3. Key Information—Selected financial data.”

OPERATING RESULTS

We distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers, with a population of approximately seven million people.  Pursuant to our concession, we have the exclusive right to distribute electricity to all users within our concession area, including to wholesale electricity market participants.  At December 31, 2010, we had 2,662,068 customers.

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

If we fail to comply with the obligations under our concession, we may become subject to fines and penalties imposed by the ENRE.  Some of these fines and penalties are payable by granting credits or bonuses to our customers to offset a portion of their electricity charges.  Fines and penalties that are not directly related to our customers, such as fines for public safety violations, are paid directly to the ENRE.  We deducted approximately Ps. 80.0 million in fines and penalties from our revenues in the year ended December 31, 2010,  Ps. 58.5 million in the year ended December 31, 2009 and Ps. 34.8 million in the year ended December 31, 2008.  We incurred significantly higher levels of fines and penalties in 2009 and 2010, due to an increase in the underlying cost of energy factors upon which the fines and penalties are calculated.   In addition, on February 8, 2011, ENRE passed Resolution 32/2011, imposing fines on us and obligating us to compensate customers for any disruption in service resulting from a power outage during a heat-wave that occurred from December 20 to December 31, 2010 in alleged violation of our concession.  The approximate amount of the fines was Ps. 22.4 million, which is recorded in the Other non-current liabilities line item of our financial statements for the year ended December 31, 2010.  See “Item 4. Information on the Company—Our concession —Fines and penalties.”

The following table sets forth the composition of our net sales for the periods indicated:

	Year ended December 31,
	2010		2009		2008
	(in millions of Ps.)
Energy sales (1)	Ps.	2,205.4	Ps.	2,094.3	Ps.	2,000.8
Fines and penalties		(80.0)		(58.5)		(34.8)
Net energy sales		2,125.4		2,035.8		1,966.0
Late payment charges		22.2		20.7		17.8
Connection charges		5.6		5.7		3.7
Reconnection charges		2.4		2.0		2.2
Pole leases		18.1		13.6		10.5
Net sales	Ps.	2,173.6	Ps.	2,077.9	Ps.	2,000.2

(1)	Includes CMM adjustment collected through PUREE funds in 2008, which totaled Ps. 84.6 million.

The following tables show our energy sales by category of customer (in GWh and in Pesos) for the periods indicated:

	Year ended December 31,
	2010		2009		2008		2007		2006
	(in GWh)
Residential	7,796	40%	7,344	40%	7,545	41%	7,148	40%	6,250	38%
Small commercial	1,543	8%	1,470	8%	1,530	8%	1,485	8%	1,433	9%
Medium commercial	1,634	8%	1,565	9%	1,597	9%	1,552	9%	1,446	9%
Industrial	3,378	18%	3,204	18%	3,277	18%	3,628	20%	3,364	20%
Wheeling system(1)	3,891	20%	3,622	20%	3,700	20%	3,111	17%	3,211	19%
Others:
Public lighting	654	3%	644	4%	644	3%	643	4%	650	4%
Shantytowns	377	2%	351	2%	304	2%	301	2%	261	2%
Others(2)	20	—	20	—	19	—	19	—	18	—
Total	19,292	100%	18,220	100%	18,616	100%	17,886	100%	16,632	100%

(1)
Wheeling charges represent our tariffs for large users, which consist of a fixed charge for recognized technical losses and a charge for our distribution margins but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

(2)	Represents energy consumed internally by our company and our facilities.

	Year ended December 31,
	2010			2009			2008(2)			2007(1)			2006
	(in millions of Pesos)
Residential	Ps.	692.0	31%	Ps.	679.6	32%	Ps.	575.8	30%	Ps.	488.7	29%	Ps.	445.4	32%
Small commercial		336.1	15%		322.3	15%		307.7	16%		276.5	16%		202.7	15%
Medium commercial		349.5	16%		335.4	16%		317.4	17%		288.1	17%		216.5	16%
Industrial		607.6	27%		569.2	27%		498.2	26%		481.9	28%		376.8	27%
Wheeling system(3)		142.0	6%		139.2	7%		113.6	6%		84.9	5%		60.7	4%
Others:
Public lighting		56.6	3%		55.3	3%		55.9	3%		55.2	3%		46.9	4%
Shantytowns and others (4)		21.6	1%		(6.7)	0%		47.6	2%		29.1	2%		23.6	2%
Total	Ps.	2,205.4	100%	Ps.	2,094.3	100%	Ps.	1,916.2	100%	Ps.	1,704.4	100%	Ps.	1,372.5	100%

(1)	Does not include the retroactive portion (Ps. 218.6 million ) of our February 2007 VAD increase.
(2)	Does not include CMM adjustments collected through PUREE funds in 2008, which amounted to Ps. 84.6 million.
(3)
Wheeling charges represent our tariffs for large users, which consist of a fixed charge for recognized energy losses and a charge for our distribution margins but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

(4)
In 2009, Shantytowns sales totaled Ps. 28.4 million, which was more than offset by an adjustment due to the reversal of the rate chart that determines the prices we charged our customers for electrical power purchases in June and July 2009.  See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Recognition of Cost of Electric Power Purchases.”

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

Argentine Economic Conditions and Inflation

Because substantially all of our operations, facilities and customers are located in Argentina, we are affected by general economic conditions in the country.  In particular, the general performance of the Argentine economy affects demand for electricity, and inflation and fluctuations in currency exchange rates affect our costs and our margins.  Inflation primarily affects our business by increasing operating costs, while at the same time reducing our revenues in real terms.

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

The following table sets forth key economic indicators in Argentina during the years indicated:

	Year ended December 31,
	2010	2009	2008	2007	2006
Real GDP (% change)	8.3	1.0	7.0	8.7	8.5
Nominal GDP (in millions of Pesos)	1,470,000	1,146,258	1,038,188	812,456	654,413
Real Consumption (% change)	8.3	1.1	6.7	8.8	7.4
Real Investment (% change)	17.1	(7.6)	9.0	13.6	18.2
Industrial Production (% change)	9.7	0.4	5.0	7.6	8.9
Consumer Price Index	10.9	7.7	7.2	8.5	9.8
Nominal Exchange Rate (in Ps. /U.S.$ at year end)	4.01	3.80	3.45	3.15	3.06
Exports (in millions of U.S.$)	68,500	55,750	70,589	55,933	46,569
Imports (in millions of U.S.$)	56,443	38,771	55,413	44,780	34,159
Trade Balance (in millions of U.S.$)	12,057	16,979	13,176	11,153	12,410
Current Account (% of GDP)	1.2	2.8	2.5	2.7	3.6
Reserves (in millions of U.S.$)	52,145	46,355	46,383	46,176	32,037
Tax Collection (in millions of Pesos)	409,900	304,930	269,375	199,781	150,008
Primary Surplus (in millions of Pesos)	25,115	17,286	32,529	25,719	23,156
Public Debt (% of GDP at December 31) *	44.8	46.4	48.5	55.9	64.6
Public Debt Service (% of GDP)	5.4	5.4	4.9	5.8	5.1
External Debt (% of GDP at December 31)	35.8	40.6	39.2	47.9	51.5

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

In April 2003, Dr. Néstor Kirchner, the former governor of the province of Santa Cruz, was elected as president for a four-year term, and he took office in May 2003.  During 2003, Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments’ quasi-money securities from circulation and eliminated all deposit restrictions.  The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes.  At the same time, social indicators improved, with the unemployment rate decreasing to 17.3%, and real wages began to recover according to INDEC.  In June 2005, the Argentine government completed a restructuring of Argentina’s public external debt, which had been in default since December 2001.  Argentina reduced its outstanding principal amount of public debt from U.S. $191.3 billion to U.S. $129.2 billion and extended payment terms.  In April 2010, the Argentine Government launched a new exchange offer for the outstanding sovereign bonds that did not participate in the 2005 restructuring.  On January 3, 2006, Argentina completed an early repayment of all of its outstanding indebtedness with the IMF, for an amount totaling approximately U.S. $10.0 billion owing under credit lines.

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

Argentina’s economy grew by 7% in 2008, 19.5% less than in 2007.  According to the INDEC, growth was negative in both the first and the fourth quarter of 2008 (-0.3% for both periods) as compared to the same periods in 2007, without adjusting for seasonality.  This negative growth is primarily attributable to the conflict between the Argentine government and farmers in early 2008 and the global financial crisis, which deepened in the second half of 2008.

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

In 2009, after six years of robust and continuous growth, the Argentina economy, according to official indicators, grew by only 1%, and according to private indicators, contracted by 3.5%.  The Central Bank, reacting to local uncertainty and a bleak global economic environment, adopted policies aimed at avoiding a financial collapse.  Specifically, the Central Bank sought to stabilize the exchange market.  Although interest rates increased periodically during the course of the year, the exchange market remained relatively stable throughout.

According to official indicators, in 2010, real GDP in Argentina grew approximately 8.3%, showing a significant acceleration as compared to real GDP growth in 2009.  The four most important factors behind the economic recovery are the following:

•	the agricultural boom, with a record harvest (especially soybeans);

•
a favorable international context (with Brazil growing at a 7.5% rate in 2010, which had a positive effect on the local industrial sector, and China pushing the demand for commodities in an environment of high prices);

•	a climate of financial stability prevented major shocks in the short term, primarily due to an oversupply of private dollars and a reduced probability of sovereign default in the short term; and,

•	an expansionary economic policy program (fiscal, monetary and income).

Tariffs

Our revenues and margins are substantially dependent on the composition of our tariffs and on the tariff setting and adjustment process contemplated by our concession.  Our management is currently focused on the renegotiation of our tariff structure, which, if successful, would have a significant impact on our results of operations.

The following chart shows the variation in our average tariff, including taxes, in Pesos per MWh in the periods indicated:

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

According to the current regulatory framework, the ENRE is required to adjust the seasonal price charged to distributors in the wholesale electricity market every six months.  However, between January 2005 and November 2008, the ENRE failed to make these adjustments.  In November 2008, the ENRE issued Resolution No. 628/08, which established the new tariffs applied by Edenor as of October 1, 2008 (see “— Tariffs — Distribution margin or value added for distribution (VAD) — Adjustment Agreement”) and modified seasonal prices charged to distributors, including the consumption levels that make up the pricing ladder.  The new pricing ladder sets prices according to the following levels of consumption:  bimonthly consumption up to 1,000 kWh; bimonthly consumption greater than 1,000 kWh and less than or equal to 1,400 kWh; bimonthly consumption greater than 1,400 kWh and less than or equal to 2,800 kWh; and bimonthly consumption greater than 2,800 kWh.  In addition, the ENRE authorized us to pass through some regulatory charges associated with the electric power purchases to our customers, excluding residential customers with bi-monthly consumption levels below 1,000 kWh.  In 2008, we collected Ps. 84.6 million through PUREE funds.

On August 14, 2009, the ENRE adopted Resolution No. 433/2009 approving two tariff charts to be applied by Edenor. The first one applied retroactively for the period from June 1, 2009 to July 31, 2009. The second rate chart was effective for the period from August 1, 2009 to September 30, 2009. These charts were based on the new subsidized seasonal prices set forth in Resolution No. 652/09 issued by the Secretary of Energy. The new price charts aimed at reducing the impact of increased winter electrical energy consumption on the invoicing of residential customers with bi-monthly consumption exceeding 1,000 kWh. The modification to the ENRE rate charts did not have any effect on our VAD.  The ENRE also instructed us to break down the variable charges of all invoices into the amounts subsidized and not subsidized by the Argentine government.

As of October 1, 2009, the tariff chart of October 2008 was reinstated pursuant to ENRE Resolution No. 628/2008. The floating charge of all invoices continues to be broken down into the amounts subsidized and not subsidized by the Argentine Government.

Upon the ratification of the Adjustment Agreement in January 2007, we again were allowed to charge our non-residential customers for increases in regulatory charges.  As part of the RTI, we also expect we will be able to bill residential customers for accrued amounts under these increases, which we were not permitted to do under the Adjustment Agreement.

We purchased a total of 18,156 GWh in 2010, 17,040 GWh in 2009 and 17,169 GWh in 2008 (excluding wheeling system demand).  Until 2004, we purchased a portion of our energy needs under long-term supply contracts.  Following the adoption of certain amendments to the pricing rules applicable to the wholesale electricity market pursuant to the Public Emergency Law, however, we currently purchase all of our energy supply in the wholesale electricity market at the spot price.  We have not purchased any energy under long-term supply contracts since 2004 and we do not anticipate making any material purchases of energy in the term market in the near future.

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

At the time of our privatization, our total energy losses represented approximately 30% of our energy purchases, of which more than two thirds were non-technical losses attributable to fraud and illegal use of our service.  Beginning in 1992, we implemented a loss reduction plan (plan de disciplina del mercado, or market discipline plan) that allowed us to gradually reduce our total energy losses to 10.0% by 2000, with non-technical losses of 2.7%.  However, beginning in mid-2001 and up until 2004, we experienced an increase in our non-technical losses, as the economic crisis eroded the ability of our customers to pay their bills, and in our technical losses in proportion with the increased volume of energy we supplied during those periods.  Our total losses amounted to 10.8% in 2008, 11.9% in 2009 and 12.5% in 2010.

The following table sets forth the approximate breakdown between technical and non-technical energy losses experienced in our concession area over the periods indicated:

	Year ended December 31,
	2010	2009	2008
Technical losses	9.8%	9.8%	9.8%
Non-technical losses	2.7%	2.1%	1.0%
Total losses	12.5%	11.9%	10.8%

In 2010, we recorded total energy losses of 12.5%, compared to 11.9% in 2009, primarily as a result of an increase in theft of electricity.

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

The ENRE also authorized us to charge our non-residential customers the retroactive portion of these tariff increases for the period from November 2005 through January 2007, which amounts in the aggregate to Ps. 218.6 million, which is being invoiced in 55 consecutive monthly installments beginning in February 2007, representing approximately Ps. 48 million each year. As of December 31, 2010, we had invoiced Ps. 197.2 million of this amount.

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

As of June 1, 2011, we had submitted to the ENRE seven requests from CMM adjustments as described in the table below, since May 2008:

Assessment Period	Application Date	CMM Adjustment Requested
November 2007 – April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 - April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%
November 2009 – April 2010	May 2010	7.103%
May 2010 – October 2010	November 2010	7.240%
November 2010 – April 2011	May 2011	6.104%
Cumulative:		47.829%

As of the date of this annual report, the ENRE has not yet responded to these requests (other than the request submitted in May 2008, as explained above).

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

As of December 31, 2010 and 2009 the amounts collected through the PUREE, amounted to Ps. 529.1 million and Ps. 233.3 million, respectively, and have been disclosed under other non-current liabilities. Edenor is permitted to retain funds from the PUREE that it would otherwise be required to transfer to CAMMESA in order to reimburse Edenor for the amounts it is owed under CMM increases not yet reflected in the distribution margin.

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

On November 12, 2009, we submitted an integral tariff proposal to the ENRE’s Board of Directors as requested by ENRE Resolution No. 467/2008.  Our proposal included, among other factors, a recalculation of the compensation we receive for our distribution services, including taxes that are not currently passed through to our customers (such as taxes on financial transactions), a revised analysis of our distribution costs, modification to our quality of service standards and penalty scheme and, finally, a revision of our asset base and rate of return.  Our presentation included three different scenarios and related tariff proposals;  two scenarios contemplated in Resolution No. 467/08 of the ENRE and a third scenario which contemplated a quality regime and cost of undelivered energy similar to the one currently in effect. Each scenario included the assumptions on which the hypothetical scenario was prepared and detailed supporting studies: projected demand, demand curve studies by client category, environmental management plan, capital base study, study of the group of facilities required to meet the demand of a certain homogeneous market in terms of consumption with the lowest costs (known as “Sistemas Eléctricos Representativos”), contemplated investment plan, operating costs analysis, profitability rate analysis, resulting revenue requirement and electricity rate adjustment criterion.  Each scenario assumed that the tariff increase would be implemented in three equal semiannual installments.

We stated to the ENRE that the sustainability of the proposals depends on the actual occurrence of the assumptions and that any change in the criteria and/or parameters contemplated in our proposal could directly affect the economic and financial equation that supports each of the proposed options.  Furthermore, the calculations made in each of the three options took into account the implementation of the tariff in three equal semiannual installments.  The presentation included regulatory and legal considerations as well.  Due to the lack of data provided by the ENRE, we were unable to include an electricity rate structure or schedule and included instead the revenue requirements per voltage level for each of the options we presented.

We anticipate that, once the ENRE has reviewed our integral tariff proposal, it will hold a public hearing on the proposal, following which we expect that the ENRE will adopt a revised tariff scheme.

Based on the parameters of the RTI set forth in the Adjustment Agreement, we expect that this revised tariff scheme will maintain our current distribution margins following the increases granted under the Adjustment Agreement (including any increases granted pursuant to the CMM) and include a cost adjustment mechanism similar to the CMM.  Because the RTI is provided for in the Adjustment Agreement, which was approved by the Argentine Congress and ratified by the Argentine executive branch, we believe that the ENRE’s decision will not be subject to ratification procedures.  See “Item 3. Key Information—Risk factors—Risks Relating to Our Business—The Adjustment Agreement may be subject to challenge by Argentine consumer and other groups, which, if successful, could materially adversely affect our ability to implement any tariff adjustments granted by the Argentine government.”

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

Year	Electricity Demand(1)	Edenor Demand(2)	Edenor’s Demand as a% of Total Demand
	(in GWh)
1994	55,827	11,386	20.4%
1995	57,839	11,629	20.1%
1996	61,513	12,390	20.1%
1997	66,029	13,046	19.8%
1998	69,103	13,768	19.9%
1999	71,689	14,447	20.2%
2000	75,591	15,148	20.0%
2001	78,098	15,414	19.7%
2002	76,483	14,865	19.4%
2003	82,261	15,811	19.2%
2004	87,477	16,673	19.1%
2005	92,340	17,623	19.1%
2006	97,590	18,700	19.2%
2007	102,950	20,233	19.7%
2008	105,959	20,863	19.7%
2009	104,592	20,676	19.8%
2010	110,767	22,053	19.9%

Source: Compañía Administradora del Mercado Mayorista Eléctrico, S.A. (CAMMESA)
(1)	Includes demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).
(2)	Calculated as electricity purchased by us and our wheeling system customers.

Electricity demand in our concession area has grown an average of 4.3% per annum since 1994.  The evolution of demand shows two growth periods interrupted by a slight decline in demand in 2002 attributable to the economic crisis, and a slight decrease registered in 2009, as a consequence of the international financial crises..

The following graph represents the annual growth of energy purchased to satisfy the demand of each operating area from 2000 through 2010:

Beginning in mid-2001 through 2002, the decline in the overall level of economic activity and the deterioration in the ability of many of our customers to pay their bills as a result of the crisis led to an overall decrease in demand for electricity and an increase in non-technical energy losses.  After the economic crisis, however, demand started growing again, increasing an average of 5.1% per annum from 2003 through 2010.  This increase in demand was due to renewed growth in the Argentine economy since the second half of 2003 and the relative low cost of energy to consumers, in real terms, resulting from the freeze of our distribution margin and the elimination of the inflation adjustment provisions of our concession in 2002.  Demand by residential customers increased by 6.1% in 2010, primarily due to the addition of new appliances and the relative low cost of energy, in real terms.  Demand by our high-demand customers and wheeling system customers also experienced a 6.5% increase in 2010 due to an increase in economic activity, particularly in the industrial sector (which includes wheeling customers).

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

On March 2, 2010, the Secretary of Energy adopted Resolution 45/2010, which revised the calculation of the coefficient used to reward T1R customers with consumption levels below 1,000 KWh. This resolution decreased the rewards that such users will receive.

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

In response to the lack of private investment in new generation plants, the Argentine government undertook a project to construct two 800 MW thermal generation plants, Central Termoeléctrica Manuel Belgrano and Central Termoeléctrica General San Martín.  Construction of these two plants was completed and operations commenced in 2009.  The two plants were constructed with funds derived from three sources: net revenues of generators derived from energy sales in the spot market, a special charge to our non-residential customers per MWh of energy billed and a specific charge from CAMMESA applicable to large users.  In addition to the construction of these two new thermal generation plants, in September 2006 the Secretary of Energy of the Ministry of Federal Planning, Public Investment and Services issued Resolution No. 1281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis.  This Resolution seeks to create incentives for energy generation plants to meet increasing energy needs.  The government has also required us to finance 24%, and Empresa Distribuidora Sur S.A.(Edesur) 26%, of the construction costs of two high-tension 220 kV lines between the Central Puerto and Central Costanera generators and the Malaver network, which will provide access to an additional 600MW of energy from the Central Puerto and Central Costanera generators that currently cannot be distributed due to saturation of their grids.  We estimate that we will be required to contribute an aggregate of approximately Ps. 39.3 million to construction of the Malaver network under the scheduled capital expenditures of the Adjustment Agreement.  The actual costs of this project will be determined at the time we receive and accept bids from third party contractors in connection with the project.

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

On June 23, 2008, we signed an amendment to the Framework Agreement with the Argentine government, the Province of Buenos Aires and the other national electric distributors agreeing to extend the framework agreement four years from January 1, 2007.  The Argentine government ratified the amendment on September 22, 2008, and the Province of Buenos Aires published the ratification of this Addendum on June 18, 2009 in the Official Bulletin of the Province of Buenos Aires. Throughout this process, we have continued to supply energy to the shantytowns.  We are currently negotiating a new extension to the Framework Agreement.

In November and December 2009, we received Ps. 20.0 million from the National Government.  Between March and December 2010, we received Ps. 19.3 million from the National Government.

Our receivables for amounts accrued but not yet paid for the supply of energy to shantytowns under the framework agreement amounted to Ps. 33.0 million as of December 31, 2010, Ps. 54.8 million as of December 31, 2009 and Ps. 49.4 million as of December 31, 2008.

In March 2010, the Company signed with the Government of the Province of Buenos Aires a payment plan agreement with respect to amounts owed to us by the Province of Buenos Aires under the new framework agreement. The Government of the Province of Buenos Aires agreed to pay the amount due through Cancellation Bonds (Bonos de Cancelación de Deuda), which are bonds issued by the Province of Buenos Aires for the purpose of paying outstanding obligations of the Province. The agreement was signed subject to the approval of the Provincial Executive Power and the Company’s board of directors. The Company’s board accepted the agreement in the meeting held on April 27, 2010.  In May 2010, the Company received payments from the Government of the Province of Buenos Aires for Ps. 1.6 million in cash and Ps. 30.1 million (principal amount) of Cancellation Bonds.  These Cancellation Bonds were issued by the Province of Buenos Aires on December 15, 2009, with a maturity of March 15, 2011.  The Cancellation Bonds we received amortize in twelve equal and consecutive payments, have a three month grace period for capital payments and earn interest at a rate of BADLAR plus 450 base points and are freely transferable.  As of December 31, 2010, we held Ps. 8.7 million of Cancellation Bonds and all payments on these Cancellation Bonds have been made according to schedule.

Operating Expenses

Our most significant operating expenses are transmission and distribution expenses, which include depreciation charges, salaries and social security taxes, outsourcing and purchases of materials and supplies, among others.

After depreciation, our highest expenses are typically salaries and social security taxes.

We seek to maintain a flexible cost base by achieving an optimal level of outsourcing, which allows us both to maintain a lower cost base and gives us the ability to respond more quickly to changes in our market.  We had approximately 2,682 third party employees under contract with our company as of December 31, 2010, 3,611 third-party employees under contract with our company as of December 31, 2009 and 3,029 as of December 31, 2008.  The number of third-party employees under contract does not directly relate to the number of third-party employees actually performing services for our company at any given time, as we only pay for the services of these employees on an as-needed basis.  See “Item 6. Directors, Senior Management and Employees—Employees.”

Our principal material and supply expenses consist of purchases of wire and transformers (i.e., electromagnetic devices used to change the voltage level of alternating-current electricity), which we use to maintain our network.

Summary Historical Results of Operations

The following table provides a summary of our operations for the years ended December 31, 2010, 2009 and 2008.

	Year ended December 31,
	2010		2009		2008
	(in millions of Pesos)
Net sales	Ps.	2,173.6	Ps.	2,077.9	Ps.	2,000.2
Electric power purchases		(1,069.7)		(1,003.4)		(934.7)
Gross margin		1,103.9		1,074.5		1,065.5
Transmission and distribution expenses		(636.3)		(548.6)		(497.9)
Selling expenses		(194.2)		(159.0)		(126.0)
Administrative expenses		(178.9)		(144.0)		(138.7)
Subtotal		94.5		222.9		302.9
Financial income (expenses) and holding gains (losses)
Generated by assets		5.1		61.8		10.6
Generated by liabilities		(165.2)		(217.7)		(197.9)
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and from the Payment Plan Agreement with the Province of Buenos Aires		11.6		3.4		13.5
Adjustment to present value of notes		(4.2)		(5.2)		(8.5)
(Loss) Gain from repurchase of notes		(7.1)		81.5		93.5
Other (expenses) income, net		(9.8)		23.3		(29.8)
Net (loss) income before income tax		(75.2)		170.0		184.3
Income tax		1.1		(79.3)		(61.2)
Net (loss) income for the year	Ps.	(74.0)	Ps.	90.6	Ps.	123.1

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009.

Net Sales

Net sales increased 4.6% to Ps. 2,173.6 million in the year ended December 31, 2010 from Ps. 2,077.9 million in the year ended December 31, 2009.  Net energy sales represented approximately 98% of our net sales in 2010 and 98.0% in 2009; late payment charges, pole leases, and connection and reconnection charges account for the remaining balance.  Energy sales increased by 5.3% (Ps. 111.0 million) to Ps. 2,205.4 million in the year ended December 31, 2010 from Ps. 2,094.3 million in the year ended December 31, 2009. This increase was partially offset by a Ps. 21.5 million increase in the accrual for fines.

This increase in net sales was mainly due to a 5.9% increase in the volume of energy sales, which went from 18,220 GWh in 2009 to 19,292 GWh in 2010.  This increase is mainly due to a 3.4% increase in the average consumption per customer and a 2.2% increase in the number of customers.

Electric Power Purchases

The amount of electric power purchases increased 6.6% to Ps. 1,069.7 million for the year ended December 31, 2010 from Ps. 1,003.4 million in the year ended December 31, 2009, mainly due to an increase in the average consumption per customer and in the number of customers.

The volume of energy purchased in the year ended December 31, 2010 was 18,156 GWh, which was 6.5% higher when compared to the year ended December 31, 2009, when we purchased 17,040 GWh (in both cases excluding wheeling system demand).

Energy losses increased to 12.5% in the year ended December 31, 2010 from 11.9% in the year ended December 31, 2009.  The difference in the increase between the volume of energy purchased in 2010 (6.5%) and the volume of energy sales in 2010 (5.9%) is mainly explained by the increase in energy losses.  See “—Factors Affecting Our Results of Operations—Recognition of Cost of Energy Losses.”

Gross Margin

Our gross margin increased 2.7% to Ps. 1,103.9 million in the year ended December 31, 2010 from Ps. 1,074.5 million in the year ended December 31, 2009, mainly due to the increases in energy and capacity sales mentioned above.  The positive effects on our gross margin prompted by the increase in energy and capacity sales were offset by the Ps. 21.5 million increase in the accrual for fines and the energy losses mentioned above.

Transmission and Distribution Expenses

Transmission and distribution expenses increased 16.0% to Ps. 636.3 million in the year ended December 31, 2010 from Ps. 548.6 million in the year ended December 31, 2009, mainly due to a Ps. 73.4 million increase in salaries and social security taxes attributable to an increase in employee compensation granted in 2010, and a Ps. 8.3 million increase in outsourcing, mainly attributable to increases in contractor prices.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated:

	Year ended December 31,
	2010			% of 2010 net sales	2009			% of 2009 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps.	293.3	46.1%	13.5%	Ps.	219.8	40.1%	10.6%
Supplies consumption		36.8	5.8%	1.7%		34.3	6.3%	1.7%
Outsourcing		118.4	18.6%	5.4%		110.2	20.1%	5.3%
Depreciation of property, plant and equipment		169.4	26.6%	7.8%		166.8	30.4%	8.0%
Others		18.4	2.9%	0.8%		17.4	3.2%	0.8%
Total	Ps.	636.3	100.0%	29.3%	Ps.	548.6	100.0%	26.4%

Selling Expenses

Our selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.  Selling expenses increased 22.2% to Ps. 194.2 million in the year ended December 31, 2010 from Ps. 159.0 million in the year ended December 31, 2009, primarily as a result of a Ps. 16.5 million increase in salaries and social security taxes and an increase of Ps. 8.0 million in outsourcing attributable to price increases in our outsourcing services contracts.

In terms of percentage of net sales, selling expenses increased from 7.6% in the year ended December 31, 2009 to 8.9% in the year ended December 31, 2010.

The following table sets forth the principal components of our selling expenses for the years indicated:

	Year ended December 31,
	2010			% of 2010 net sales	2009			% of 2009 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps.	68.1	35.1%	3.1%	Ps.	51.6	32.5%	2.5%
Allowance for doubtful accounts		21.2	10.9%	1.0%		18.6	11.7%	0.9%
Outsourcing		48.1	24.8%	2.2%		40.1	25.2%	1.9%
Taxes and charges		20.6	10.6%	0.9%		17.9	11.3%	0.9%
Others		36.2	18.7%	1.7%		30.8	19.3%	1.5%
Total	Ps.	194.2	100.0%	8.9%	Ps.	159.0	100.0%	7.6%

Administrative Expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation, maintenance and advertising.  Administrative expenses increased 24.2% to Ps. 178.9 million in the year ended December 31, 2010 from Ps. 144.0 million in the year ended December 31, 2009, primarily as a result of a Ps. 18.1 million increase in salaries and social security taxes attributable to an increase in employee compensation granted in 2010, a Ps. 8.1 million increase in leases and insurance, and a Ps. 3.9 million increase in computer services due to a renewal of certain of our hardware and software licenses.

The following are the principal components of our administrative expenses for the years indicated:

	Year ended December 31,
	2010			% of 2010 net sales	2009			% of 2009 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps.	77.0	43.0%	3.5%	Ps.	58.9	40.9%	2.8%
Computer services		26.7	15.0%	1.2%		22.8	15.8%	1.1%
Outsourcing		13.9	7.8%	0.6%		15.1	10.5%	0.7%
Advertising expenses		18.4	10.3%	0.8%		16.8	11.6%	0.8%
Others		42.8	23.9%	2.0%		30.4	21.1%	1.5%
Total	Ps.	178.9	100.0%	8.2%	Ps.	144.0	100.0%	6.9%

Financial Income (Expense) and Holding Gains (Losses)

Financial income and holding gains generated by assets were Ps. 5.1 million in the year ended December 31, 2010, compared to Ps. 61.8 million in the year ended December 31, 2009.  This decrease of Ps. 56.8 million was primarily due to:

•	a loss in 2010 generated by the valuation of the derivatives covering for risks generated by exchange rate fluctuations between the Argentine peso and U.S. dollars; and

•	to a lesser extent, a decrease in income arising from the variations in the exchange rate of dollar-denominated investments (Ps. 14.0 million).

This decrease was offset by an increase in interest on our assets (Ps. 12.2 million).

Financial expenses and holding losses generated by liabilities which include financial interest, exchange results and other expenses, decreased to Ps. 165.2 million in the year ended December 31, 2010 compared to Ps. 217.7 million in the year ended December 31, 2009, mainly due to a lower difference by exchange rate in the liabilities of the Company (Ps. 58.8 million).

Adjustment to Present Value of Notes

We record our financial debt on our balance sheet at the fair value reflecting our management’s best estimate of the amounts expected to be paid at each year end.  The fair value is determined as the present value of the future cash flows to be paid (including payment of interest) under the terms of the debt discounted at a rate commensurate with the risk of the debt instrument and time value of money.  The adjustment to present value of the future cash flows of our outstanding debt issued applying a market annual interest rate of 10.5%, generated an accounting non-cash loss of Ps. 5.2 million in the year ended December 31, 2009 and of Ps. 4.2 million in the year ended December 31, 2010.

Adjustment to Present Value of the Retroactive Tariff Increase Arising From the Application of the New Electricity Rate Schedule

The retroactive portion of the February 2007 tariff increase, which amounts in aggregate to Ps. 218.6 million, is being invoiced in 55 consecutive monthly installments to our non-residential customers, starting in February 2007.  As of December 31, 2010, Ps. 197.2 million of the retroactive tariff adjustment has been invoiced to our non-residential customers.

In accordance with Argentine GAAP, we account for these long term financing plans at their net present value, which we calculate at a discount rate of 10.5% for the retroactive tariff increase.  We recorded a total non-cash loss of Ps. 11.6 million in the year ended December 31, 2010 as adjustment to present value of these receivables, compared to a non-cash loss of Ps. 3.4 million in the year ended December 31, 2009.

Other Income (Expenses), Net

Other income (expenses), net, includes mainly voluntary retirements, severance payments and accrual for lawsuits. We recorded a loss of Ps. 9.8 million in the year ended December 31, 2010, compared to a gain of Ps. 23.3 million in the year ended December 31, 2009. The variation in 2010 versus 2009 was mainly due to the recovery of the allowance for doubtful accounts (Ps. 21.2 million) and the recovery of the allowance for tax contingencies (Ps. 23.4 million) accounted for in 2009, and voluntary retirement bonuses (Ps. 4.7 million) accounted for in 2010, partially offset by an increase in provisions for accrued litigation (Ps. 14.3 million) in 2010.

Income Tax

We recorded an income tax credit of Ps. 1.1 million in the year ended December 31, 2010, compared to a charge of Ps. 79.3 million in the year ended December 31, 2009.

Net (Loss) Income

We recorded net loss of Ps. 74.0 million in the year ended December 31, 2010, compared to net income of Ps. 90.6 million in the year ended December 31, 2009.  This decrease was mainly due to an increase in operating expenses, a decrease in financial results generated by assets and a decrease in other income, as described above.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

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

This increase in net sales was mainly due to:

•
an increase in the average energy purchase price that, since October 2008 we have passed on to certain of our customers, due to the tariff schedule set by ENRE’s Resolution 628/08 (from June 2009 to August 2009, this increase was partially subsidized by the Argentine Government);

•	a 1.6% increase in capacity demand;

•	a 2.7% increase in the number of T1R and T1G customers, which are billed for a fixed charge payable bimonthly; and

•	a Ps. 7.8 million increase in late payment charges, pole leases, and connection and reconnection charges.

These increases were partially offset by:

•
a 2.1% decrease in the volume of energy sold in 2009, compared to the volume of energy sold in 2008 (from 18,616 GWh in the year ended December 31, 2008 to 18,220 GWh in the year ended December 31, 2009); and

•	an increase in ENRE penalties of Ps. 23.7 million, due to an increase in the underlying cost of energy inputs upon which the fines and penalties are calculated.

Electric Power Purchases

The amount of electric power purchases increased 7.4% to Ps. 1,003.4 million for the year ended December 31, 2009 from Ps. 934.7 million in the year ended December 31, 2008, mainly due to an energy purchase price increase that we have passed through to certain of our customers (T1R with bimonthly consumption levels over 1,000 Kwh, T1G and T3 with capacity demand over 300 KW) since October 2008, in accordance with ENRE’s Resolution 628/08 .

The volume of energy purchased in the year ended December 31, 2009 was 17,040 GWh, which was 0.8% lower when compared to the year ended December 31, 2008, when we purchased 17,169 GWh (in both cases excluding wheeling system demand).

Energy losses increased to 11.9% in the year ended December 31, 2009 from 10.8% in the year ended December 31, 2008.

Gross Margin

Our gross margin increased 0.8% to Ps. 1,074.5 million in the year ended December 31, 2009 from Ps. 1,065.5 million in the year ended December 31, 2008.

Transmission and Distribution Expenses

Transmission and distribution expenses increased 10.2% to Ps. 548.6 million in the year ended December 31, 2009 from Ps. 497.9 million in the year ended December 31, 2008, mainly due to a Ps. 44.2 million increase in salaries and social security taxes, attributable to an increase in employee compensation granted in 2009, and a Ps. 16.1 million increase in outsourcing, mainly attributable to increases in contractors prices. These increases were partially offset by a decrease of Ps.15.4 million in technical assistance fees in 2009, due to the termination of the Technical Assistance Agreement with Électricité de France S.A.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated:

	Year ended December 31,
	2009			% of 2009 net sales	2008			% of 2008 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps.	219.8	40.1%	10.6%	Ps.	175.7	35.3%	8.8%
Supplies Consumption		34.3	6.3%	1.7%		31.9	6.4%	1.6%
Outsourcing		110.2	20.1%	5.3%		94.1	18.9%	4.7%
Depreciation of property, plant and equipment		166.8	30.4%	8.0%		166.0	33.3%	8.3%
Others		17.4	3.2%	0.8%		30.2	6.1%	1.5%
Total	Ps.	548.6	100.0%	26.4%	Ps.	497.9	100.0%	24.9%

Selling Expenses

Our selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts. Selling expenses increased 26.1% to Ps. 159.0 million in the year ended December 31, 2009 from Ps. 126.0 million in the year ended December 31, 2008, primarily as a result of a Ps. 16.1 million increase in salaries and social security taxes, an increase of Ps. 5.4 million in outsourcing attributable to price increases in our outsourcing services contracts, an increase of Ps. 3.2 million in taxes and charges due to the increase in municipal taxes and the ENRE contributions and a Ps. 3.3 million increase in our allowance for doubtful accounts.

The following table sets forth the principal components of our selling expenses for the years indicated:

	Year ended December 31,
	2009			% of 2009 net sales	2008			% of 2008 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps.	51.6	32.5%	2.5%	Ps.	35.5	28.2%	1.8%
Allowance for doubtful accounts		18.6	11.7%	0.9%		15.3	12.1%	0.8%
Outsourcing		40.1	25.2%	1.9%		34.7	27.5%	1.7%
Taxes and charges		17.9	11.3%	0.9%		14.7	11.7%	0.7%
Others		30.8	19.3%	1.5%		25.8	20.5%	1.3%
Total	Ps.	159.0	100.0%	7.6%	Ps.	126.0	100.0%	6.3%

Administrative Expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation, maintenance and advertising expenses. Administrative expenses increased 3.8% to Ps. 144.0 million in the year ended December 31, 2009 from Ps. 138.7 million in the year ended December 31, 2008, primarily as a result of a Ps. 12.5 million increase in salaries and social security taxes (attributable to an increase in compensations granted in 2009), a Ps. 5.9 million increase in computer services due to a renewal of certain of our hardware and software licenses and a Ps. 3.7 million increase in outsourcing expenses as a result of price increases in our outsourcing services contracts.

The following are the principal components of our administrative expenses for the years indicated:

	Year ended December 31,
	2009			% of 2009 net sales	2008			% of 2008 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps.	58.9	40.9%	2.8%	Ps.	46.5	33.5%	2.3%
Computer services		22.8	15.8%	1.1%		16.9	12.2%	0.8%
Outsourcing		15.1	10.5%	0.7%		11.4	8.2%	0.6%
Advertising expenses		16.8	11.6%	0.8%		12.8	9.3%	0.6%
Others		30.5	21.1%	1.5%		51.1	36.9%	2.6%
Total	Ps.	144.0	100.0%	6.9%	Ps.	138.7	100.0%	6.9%

Financial Income (Expenses) and Holding Gains (Losses)

Financial income and holding gains generated by assets were Ps. 61.8 million in the year ended December 31, 2009, compared to Ps. 10.6 million in the year ended December 31, 2008.  This increase of Ps. 51.2 million is primarily due to:

•
a Ps. 44.9 million increase in holding gains resulting from the repurchases of our 2017 and 2016 Notes (including the Par Notes due 2017 we received upon the liquidation of the discretionary trust; see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Discretionary Trust Agreement”); and

•	a Ps. 13.3 million increase in the exchange gains on Dollar denominated assets due to an increase of the Peso-Dollar exchange rate.

Financial expenses generated by liabilities which include financial interest, exchange results and other expenses increased 9.9% to Ps. 217.7 million in the year ended December 31, 2009 compared to 197.0 million in the year ended December 31, 2008, primarily as a result of a change in the accounting treatment of the tax on financial transactions, which was accounted for under administrative expenses in 2008 and not in 2009.

Adjustment to Present Value of Notes

We record our financial debt on our balance sheet at the fair value reflecting our management’s best estimate of the amounts expected to be paid at each year end.  The fair value is determined as the present value of the future cash flows to be paid (including payment of interest) under the terms of the debt discounted at a rate commensurate with the risk of the debt instrument and time value of money.  The adjustment to present value of the future cash flows of our outstanding debt issued applying a market annual interest rate of 10.5%, generated an accounting loss of Ps. 8.5 million in the year ended December 31, 2008 and an accounting non-cash loss of Ps. 5.2 million in the year ended December 31, 2009.

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

Gain from Repurchase of Notes

During 2009 we repurchased at market prices U.S. Ps.32.2 million principal amount of our outstanding Fixed Rate Par Notes due 2016 and U.S. $53.8 million principal amount of our outstanding Fixed Rate Par Notes due 2017.  This transaction generated a net gain of Ps. 81.5 million.

During 2008, we repurchased at market prices U.S. $32.5 million principal amount of our outstanding Fixed Rate Par Notes due 2016 and U.S. $17.5 million principal amount of our outstanding Fixed Rate Par Notes due 2017.  This transaction generated a net gain of Ps. 93.5 million.

Other Income (expenses), Net

Other income (expenses), net, includes mainly voluntary retirements, severance payments and accrual for lawsuits. We recorded a gain of Ps. 23.3 million in the year ended December 31, 2009, compared to a loss of Ps. 29.8 million in the year ended December 31, 2008.  The gain in 2009 was mainly comprised of the recovery of the allowance for doubtful accounts (Ps. 21.2 million) resulting from the approval of the New Framework Agreement Addendum that we entered into with the Argentine government and the Province of Buenos Aires, and the recovery of the allowance for tax contingencies (Ps. 23.4 million) due to our registration in the tax regularization plan established in Law No. 26,476, both partially offset by an increase in provisions for accrued litigation (Ps. 15.5 million), voluntary retirements bonuses (Ps. 5.4 million) and severance paid (Ps.4.4 million).

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

As of December 31, 2010, our cash and cash equivalents amounted to Ps. 676.8 million.  We generally invest our cash in a range of instruments, including sovereign debt, corporate debt securities and other securities.  The table below reflects our cash and cash equivalents position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	Year ended December 31,
	2010		2009		2008
	(in millions of Pesos)
Cash and cash equivalents at the beginning of the year	Ps.	228.4	Ps.	126.4	Ps.	101.2
Net cash provided by operating activities		526.9		668.0		547.5
Of which:
Financial interest paid, net of interest capitalized		(64.9)		(76.8)		(62.7)
Net cash used in investing activities		(381.3)		(404.2)		(325.4)
Net cash provided by (used in) financing activities		302.9		(161.8)		(197.0)
Cash and cash equivalents at the end of the year	Ps.	676.8	Ps.	228.4	Ps.	126.4

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by 21.1% to Ps. 526.9 million in the year ended December 31, 2010, compared to Ps. 668.0 million in the year ended December 31, 2009.  This decrease is attributable to:

•	a decrease in net income;

•
positive adjustments in net income for non-cash charges in the year ended December 31, 2010, which include Ps. 178.4 million for depreciation of assets, Ps. 49.5 million for differences in exchange rates, interest and penalties on loans, and Ps. 16.3 million allowance for doubtful accounts, which was partially offset by a Ps. 55.7 million decrease in other investments and Ps. 11.6 million by the valuation at present value of the retroactive amount due under the Adjustment Agreement and other receivables; and

•
an increase in assets and liabilities, due to a Ps. 295.8 million increase in funds collected through the Program on Rational Use of Electric Energy (PUREE), a Ps. 74.5 million increase in other liabilities and a Ps. 69.0 million increase in wages and social charges. These increases were partially offset by a Ps. 45.8 million decrease in tax payments.

Net cash provided by operating activities increased by 22.0% to Ps. 668.0 million in the year ended December 31, 2009, compared to Ps. 547.5 million in the year ended December 31, 2008.  This increase is attributable to:

•
positive adjustments to net income for non-cash charges in the year ended December 31, 2009, including Ps. 178.6 million in exchange difference, interest and penalties on loans, Ps. 175.4 million for depreciation of property, plant and equipment and Ps. 79.3 million for income taxes, which were partially offset by negative adjustments of Ps. 81.5 million in gains from the repurchase of notes, Ps. 35.6 million in the recovery of the accrual for tax contingencies and Ps. 27.0 million in the reversal of the allowance for doubtful accounts, and

•
a positive change in assets and liabilities of Ps. 239.1 million increase in other liabilities, a Ps. 48.1 million decrease in trade receivables, and Ps. 27.2 million increase  in salaries and social security taxes. These increases were partially offset by a decrease of Ps. 56.9 million in taxes.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased 5.6% to Ps. 381.3 million in the year ended December 31, 2010 from Ps. 404.2 million in the year ended December 31, 2009.

Net cash used in investing activities increased 24.2% to Ps. 404.2 million for the year ended December 31, 2009 from Ps. 325.4 million for the year ended December 31, 2008.  Over 85% of the total investments were made in supplies (Ps. 280.8 million) and network maintenance and improvements (Ps. 67.2 million).

The changes in net cash used in investing activities in each of these years were primarily due to variations in our capital expenditures in accordance with the investment plan initially contemplated by the Adjustment Agreement.  See “Business—Liquidity and Capital Resources—Capital Expenditures.”

Net Cash Used in Financing Activities

In the year ended December 31, 2010, we increased by Ps. 302.9 million the cash generated by financing activities, primarily as a result of the issuance of Senior Notes due 2022.  A portion of the funds arising from the issuance of the Senior Notes due 2022 were used to pay a portion of the principal amount of our Peso-denominated loan with Banco Nación, a portion of the principal amount of our Par Notes due 2013 and to make advance payments on certain outstanding revolving credit lines.

In the year ended December 31, 2009, we used Ps. 175.4 million to repurchase Senior Notes due 2017 and Fixed Rate Par Notes due 2016.

In the year ended December 2008, we used Ps. 122.9 million to repurchase Senior Notes due 2017 and Fixed Rate Par Notes due 2016.  In addition, part of our cash position was used to create our discretionary trust for a total amount of Ps. 67.9 million.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Discretionary Trust Agreement.”  We also used Ps. 6.1 million to repurchase shares at market prices at an average price of Ps. 0.65 per share.

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

Our capital expenditures consist of net cash used in investing activities during a specified period plus supplies purchased in prior periods and used in such specified period.  The following table sets forth our actual capital expenditures for the years indicated:

	Year ended December 31,
	2010		2009		2008
	(in millions of Pesos)
Supplies	Ps.	262.8	Ps.	280.8	Ps.	235.6
Network maintenance and improvements		69.5		67.2		57.6
Legal requirements(1)		6.6		15.8		12.2
Communications and telecontrol		7.6		13.7		8.7
Others		42.3		26.7		21.7
Total	Ps.	388.8	Ps.	404.3	Ps.	335.7

(1)	Capital expenditures required to be made to comply with the ENRE quality standard and other regulations.

In 2010, in accordance with our capital expenditure program, we invested Ps. 388.8 million.  In order to keep pace with the growth in our customer’s base (our customer base increased 2.2% in 2010) an important portion of our investments were designed to meet this increase and to improve our grid.  In addition, we made investments in order to meet our quality standards levels and to maintain the level of past due receivables.  Historical information on capital expenditures is not indicative of future capital expenditures.

As of February 28, 2011, we had incurred Ps. 31.3 million in capital expenditures since January 1, 2011.

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

On January 20, 2006, we launched a voluntary exchange offer and consent solicitation to the holders of our outstanding financial debt.  All of these holders elected to participate in the restructuring and, as a result, on April 24, 2006, we exchanged all of our then-outstanding financial debt for three series of newly issued notes, which we refer to as the restructuring notes:

•
U.S. $123,773,586 Fixed Rate Par Notes due December 14, 2016 (as of the date of this annual report, none of our Fixed Rate Par Notes due 2016 were outstanding), with approximately 50% of the principal due and payable at maturity and the remainder due in semiannual installments commencing June 14, 2011, and bearing interest starting at 3% and stepping up to 10% over time;

•
U.S. $12,656,086 Floating Rate Par Notes due December 14, 2019 (as of the date of this annual report, none of our Floating Rate Par Notes Due 2019 were outstanding), with the same payment terms as the Fixed Rate Par Notes and bearing interest at LIBOR plus a spread, which starts at 1% in 2008 and steps up to 2% over time; and

•
U.S. $239,999,985 Discount Notes due December 14, 2014 (as of the date of this annual report, none of our Discount Notes due 2014 were outstanding), with 60% of the principal due and payable at maturity and the remainder due in semiannual installments commencing on June 14, 2008, and bearing interest at a fixed rate that starts at 3% and steps up to 12% over time.

As of the date of this annual report, all of the restructuring notes have been repaid and cancelled.

In October 2007, we completed an offering of U.S. $220 million aggregate principal amount of our 10.5% Senior Notes due 2017, which we refer to as the Senior Notes due 2017.  We used a substantial portion of the proceeds from that offering to redeem in full our Discount Notes due 2014 in several transactions throughout the period from October through December 2007.

During 2008, we repurchased and cancelled in several market transactions U.S. $32.5 million principal amount of our Fixed Rate Par Notes due December 2016 and repurchased U.S. $17.5 million of our Senior Notes due 2017, of which U.S. $6 million Senior Notes due 2017 were cancelled.

In May 2009, we issued Ps. 75.7 million principal amount of Par Notes due 2013 under our Medium Term Note Program.  The Par Notes due 2013 are denominated and payable in Argentine Pesos and accrue interest on a quarterly basis at a rate equal to the private BADLAR, as published by the Argentine Central Bank, for each such quarter plus 6.75%.  Principal on the notes is payable in 13 quarterly installments, starting on May 7, 2010.  As of December 31, 2010, the outstanding amount was Ps. 58.2 million.

During 2009, we repurchased and cancelled U.S. $32.2 million Fixed Rate Par Notes due 2016 and repurchased U.S. $53.8 million Senior Notes due 2017, U.S. $24.5 million of which was transferred to us as a consequence of the dissolution of the discretionary trust described below.

On October 25, 2010, as a result of the Cash Offer, we issued Senior Notes due 2022 with a nominal value of U.S. $140 million.  In addition, as a result of the Exchange Offer, we exchanged Senior Notes due 2017 with a nominal value of U.S. $90.3 million for Senior Notes due 2022, and paid in cash U.S. $ 9.5 million, including payments for accrued and unpaid interest on the Senior Notes due 2017.  On such date, as a result of the Offer to Purchase, we also purchased Senior Notes due 2017 with a nominal value of U.S. $33.6 million for U.S. $35.8 million, including payment of accrued and unpaid interest on the Senior Notes due 2017.

On October 25, 2010, as a result of the transactions described in the previous paragraph, we issued Senior Notes due 2022 for a total of U.S. $230.3 million. The Senior Notes due 2022 have a 12-year maturity and were issued with an issue price of 100% of the principal amount, accruing interest from the date of issuance at a fixed rate of 9.75%, payable semi-annually on October 25 and April 25 of each year, with the first interest on April 25, 2011 and amortization of principal being fully paid in 2022.

During 2010 we repurchased and cancelled in several market transactions approximately U.S. $7.3 million in principal amount of our Fixed Rate Par Notes due 2016 and U.S. $0.04 million of our Senior Notes due 2017.  Additionally, on October 18, 2010, we cancelled Senior Notes due 2017 with a nominal value of U.S. $65.3 million.

On October 25, 2010, November 4, 2010, and December 9, 2010, we cancelled, as a result of the Cash Subscription Offer and the Exchange Offer, Senior Notes due 2017 for a nominal value of U.S. $122.6 million, U.S. $1.3 million, and U.S. $0.04 million, respectively, representing approximately 83.3% of the notes then in circulation prior to said cancellation. As of December 31, 2010, the outstanding amount of Senior Notes due 2017 was U.S. $24.8 million.

On December 13, 2010, we completely cancelled the entire outstanding amount of our Fixed Rate Par Notes due 2016.

In February 2011, we were granted a series of short-term loans with local entities (JPMorgan Chase Bank N.A., Sucursal Argentina, Deutsche Bank S.A., Banco Macro S.A., Banco de la Nación Argentina and Standard Bank Argentina S.A.).  These loans were obtained for a total of Ps. 280 million, at an average annual interest rate of 14.5% and the average term of the loans was 90 days.  The proceeds from these loans were applied to grant short-term loans to certain of our affiliates.  Our affiliates used the proceeds from these short-term loans to repay a portion of their indebtedness.  Below is a brief description of the Short-Term Loans and of the short-term loans granted to certain of our affiliates.

Brief description of the Short-Term Loans:

•
Banco Macro S.A. granted us a loan in an aggregate principal amount of Ps. 60 million (approximately U.S. $15 million) maturing on May 13, 2011 and bearing interest at an annual rate of 15.16%, payable in a single installment at maturity;

•
Deutsche Bank S.A. granted us a loan in an aggregate principal amount of Ps. 60 million (approximately U.S. $15 million) maturing on May 13, 2011 and bearing interest at an annual rate of 14.85%.  Accrued interest shall be payable monthly and principal shall be repaid in a single installment at maturity;

•
Standard Bank Argentina S.A. granted us a loan in an aggregate principal amount of Ps. 55 million (approximately U.S. $13.75 million) maturing on May 13, 2001 and bearing interest at an annual rate of 14.75%.  Accrued interest shall be payable monthly and principal shall be repaid in a single installment at maturity;

•
Banco de la Nación Argentina granted us loans in an aggregate principal amount of Ps. 81 million (approximately U.S. $20.25 million), in three different tranches: (i) Ps. 50 million (approximately U.S. $12.5 million) were disbursed on February 16, 2011; this tranche bears interest at an annual rate equal to the BADLAR Rate (as defined below) plus 400 bps and matures on August 16, 2011, (ii) Ps. 21 million (approximately U.S. $5.25 million) were disbursed on February 16, 2011; this tranche bears interest at an annual rate of 11% and is renewable for fifteen-day periods until September 30, 2011, and (iii) Ps. 10.0 million (approximately U.S. $2.5 million) were disbursed on March 4, 2011; this tranche bears interest at an annual rate equal to the BADLAR Rate plus 400 bps and matures on September 5, 2011.  The BADLAR Rate is the interest rate for a 30 to 35 day fixed-term deposit of more than Ps. 1.0 million in private banks, which is published daily by the Central Bank; and

•
JPMorgan Chase Bank N.A., Sucursal Argentina granted us a loan in an aggregate principal amount of Ps. 24 million (approximately U.S. $6 million) maturing on May 13, 2001 and bearing interest at an annual rate of 12%.  Accrued interest is payable monthly and principal shall be repaid in a single installment at maturity.

Brief description of the short-term loans that we granted to certain of our affiliates with the proceeds from the Short-Term Loans:

•	Loan granted to EDEN in an aggregate principal amount of Ps. 80 million (approximately U.S. $20.0 million);

•	Loan granted to EDELAR in an aggregate principal amount of Ps. 31.18 million (approximately U.S. $7.80 million);

•	Loan granted to EDESA in an aggregate principal amount of Ps. 131.32 million (approximately U.S. $32.83 million); and

•	Loan granted to EDESAL in an aggregate principal amount of Ps. 37.50 million (approximately U.S. $9.37 million).

The proceeds of the short-term loans granted to EDELAR, EDESA and EDESAL were applied to repay certain overdrafts of EDELAR, EDESA and EDESAL, and a portion of the loan agreement dated July 15, 2010, among EDELAR, EDESA, EDESAL, Standard Bank Argentina S.A., Banco Hipotecario S.A., Banco de Galicia y Buenos Aires S.A., Banco Ciudad de Buenos Aires y Banco Itaú Argentina S.A.

On April 29, 2011, we refinanced the loans granted to EDEN, EDESAL, EDELAR and EDESA. The loans will mature on April 30, 2012 and accrue interest at an annual rate of 16%, payable semiannually on October 31, 2011 and April 30, 2012.

On March 4, 2011, as a result of the change of control in EDEN triggered by our acquisition of AESEBA, EDEN prepaid the loan it had with Standard Bank Argentina S.A. and HSBC Argentina S.A.  Such repayment was made with EDEN's funds and with the proceeds from the short-term loan that we granted to EDEN in an aggregate amount equal to Ps. 80.0 million.

On the same date, we redeemed and cancelled all of our Floating Rate Par Notes due 2019.

In addition, we entered into a U.S. $5.0 million loan agreement with Pampa Energía for purposes of financing various investments under our business plan.  The loan bears interest at an annual rate of 5% and matures in 2013.

On April 26, 2011, we issued approximately U.S. $69.7 million Senior Notes due 2022.  This issuance constituted a reopening of the Senior Notes due 2022 originally issued in 2010; the new notes have the same terms as the Senior Notes due 2022 originally issued in 2010.  The first interest payment on the new notes will be on October 25, 2011.

In the last week of April, we used the cash proceeds from the reopening of the Senior Notes due 2022 to cancel the Short-Term Loans.

Line of Credit – Banco Nación Loans

In order to optimize our management of working capital, in December 2008, as part of our line of credit with Banco Nación, we received a two-year loan for Ps. 50 million, with no principal payments due for the first six months followed by 18 consecutive monthly payments of amortized principal.  We made monthly interest payments on accrued interest at a floating rate equal to BAIBOR, as published by the Argentine Central Bank, plus 5%.

As of December 31, 2010, the loan with Banco Nación was fully repaid.

Discretionary Trust Agreement

In September 2008, we entered into a twenty-year irrevocable and discretionary trust agreement with Macro Bank Limited.  Under the terms of the trust, in October 2008 we assigned to the trust, and the trust managed in accordance with the terms of the trust agreement, certain liquid assets, including cash, in an initial amount of up to U.S. $23.9 million.  On November 3 and 11, 2008, we carried out an additional assignment of liquid assets for U.S. $2 million and U.S. $1 million, respectively.  The funds of the trust were used to repurchase U.S. $21.7 million principal amount of Par Notes due 2016 and U.S. $24.5 million principal amount of Senior Notes due 2017.

On September 3, 2009, we liquidated the discretionary trust and the U.S. $24.5 million principal amount Senior Notes due 2017 held by the trust were transferred to us.

Derivatives Contracts

Derivative Instruments Relating to Our Outstanding Notes

In 2010, we entered into various derivative financial agreements with JP Morgan Chase Bank N.A. to hedge our exposure to fluctuations in exchange rates on our interest payments.

These derivative financial agreements provide hedging on the fluctuation of exchange rates relating to our interest payments due on April 25, 2011, October 25, 2011, April 25, 2012 and October 25, 2012 under the Senior Notes due 2022 issued in October 2010.  We have not formally qualified these transactions as hedge instruments. For accounting purposes, we have followed the guidelines under Resolución Técnica No. 18 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE). According to said Resolution, derivative instruments which do not qualify as coverage instruments must be recorded in our financial statements at their net realizable value (if recorded as assets) or settlement value (if recorded as liabilities). Our income statement records the financial gains and losses associated with these instruments.

As of December 31, 2010, the economic impact of this operation implied a loss of Ps. 7.3 million, which is accounted for under financial income (expense) and holding gains (losses) generated by liabilities, under exchange difference in the statement of operations, and under the line item loans under current liabilities.

In April 2011, we entered into a derivative financial agreement with Deutsche Bank S.A. to hedge our exposure to fluctuations in exchange rates on certain of our interest payments under the Senior Notes due 2022 described in the following sentence. This derivative financial agreement provides hedging on the fluctuation of exchange rates relating to our interest payments due on October 2011, April 2012 and October 2012 under the Senior Notes due 2022 that were issued in the reopening of such notes in April 2011 for an approximate aggregate amount equal to U.S. $69.7 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

A summary of our significant accounting policies is included in notes [2 and 3] of our audited financial statements, which are included in this annual report.  The preparation of financial statements requires our management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying footnotes.  Our estimates and assumptions are based on historical experiences and changes in the business environment.  However, actual results may differ from estimates under different conditions, sometimes materially.  Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results and require management’s most subjective judgments.  Our most critical accounting policies and estimates are described below.

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

	Year ended December 31,
	2010		2009		2008
	(in millions of Ps. )
Allowance for doubtful accounts:
Beginning balance	Ps.	19.7	Ps.	33.1	Ps.	40.0
Additions		16.3		20.3		23.6
Retirements		(6.7)		(6.8)		(6.5)
Recovery		-		(27.0)		(24.0)
Ending balance	Ps.	29.3	Ps.	19.7	Ps.	33.1

As of December 31, 2010, 2009 and 2008, the allowance for doubtful accounts was Ps. 29.3 million, Ps. 19.7 million and Ps. 33.1 million, respectively.  During 2010, 2009 and 2008, the additions to the allowance for doubtful accounts amounted to Ps. 16.3 million, Ps. 20.3 million and Ps. 23.6 million, respectively, and the retirements amounted to Ps. 6.7 million, Ps. 6.8 million and Ps. 6.5 million, respectively.  The recovery of Ps.27.0 million in 2009 and Ps.24.0 million in 2008, was due to the new framework agreement that we signed with and was ratified by the Argentine government and the Province of Buenos Aires.  See “Item 4. Information on the Company—Framework agreement (Shantytowns).”

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

On October 4, 2007 the Official Gazette published Resolution N° 1037/2007 of the Secretary of Energy. This resolution established that the portion of our tariff relating to energy purchases, which we ordinarily pass through to our customers, as well as the amounts corresponding to the CMM for the period from May 2006 through April 2007, would have to be deducted from the funds collected under the PUREE, until the regulatory authorities adjusted our tariff in order to compensate us for these amounts.  The resolution also establishes that the CMM adjustment for the period from May 2006 through April 2007, in effect as of May 1, 2007, amounts to 9.63%. Additionally, on October 25, 2007 the ENRE issued Resolution Nº 710/2007, which approves the use of the PUREE as a CMM compensation mechanism.  In accordance with this resolution, we recognize the revenues resulting from the 9.63% CMM adjustment and collected through the PUREE funds, although, in the case of the PUREE funds, we cannot assure you that we will continue to be able to retain such funds in the future or that we will not be obligated to return a portion or all of such funds already retained.

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

Impairment of Long-Lived Assets

We periodically evaluate the carrying value of our long-lived assets for impairment.  Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recovered.  The value in use was determined as of December 31, 2010 primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.  We have made projections in order to determine the recoverable value of our non current assets based on the estimated outcome of the RTI.  No impairment was recognized during the years presented.  We do not foresee likely circumstances in the near future that would result in the recognition of an impairment of long-lived assets.

Accrued Litigation

We recognize contingent liabilities with respect to existing or potential claims, lawsuits and other legal proceedings and record an accrual for litigation when it is probable that future costs will be incurred and these costs can be reasonably estimated.  These accruals are based on the most recent developments, our assessment of the likely outcome of the litigation and our counsel’s advice in dealing with, litigating and settling this and other similar legal matters.  Changes to the accrual may be necessary if future events differ substantially from the assumptions used in the assessment for each period.  In 2010, we recorded a net decrease to our accrual for litigation of Ps. 8.2 million.  This amount is net from the increase generated by new litigation and changes in our evaluation of existing litigation.  Our accrual for litigation amounted to Ps. 64.7 million at December 31, 2010, Ps. 72.9 million at December 31, 2009 and Ps. 97.8 million at December 31, 2008.

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

Our accruals for early retirement payables amounted to Ps. 13.0 million at December 31, 2010, Ps. 16.0 million at December 31, 2009 and Ps. 20.9 million at December 31, 2008.

Liabilities related to bonuses and benefits to employees (pension plans) are calculated considering all rights accrued by the beneficiaries of both plans as of year end based on an actuarial report issued by an independent professional as of that date.  These liabilities are recorded as bonuses accrued and provisions for benefits to personnel, respectively.  Our liabilities related to bonuses and benefits to employees (pension plans) amounted to Ps. 43.8 million at December 31, 2010, Ps. 33.9 million at December 31, 2009 and Ps. 26.0 million at December 31, 2008.  Actuarial calculations are typically based on the following key assumptions: employee turnover, actual salary increases, mortality ages, disability studies, retirement age probability studies, discount rates and inflation.  These assumptions change as market and economic conditions change.  See notes [3 and 8] to our audited financial statements included elsewhere in this annual report for further information on our labor cost liabilities.

Adoption of IFRS

On December 29, 2009, the CNV issued Resolution No. 562 “Adoption of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB)” (“Resolution No. 562”), according to which those entities that make a public offer of their capital stock or of securities pursuant to Law No. 17,811, or have requested authorization for their being included in such public offer regime, would be required to comply with the provisions of Technical Resolution No. 26 of the FACPCE. The application of such regulations will be mandatory for the Company as from the fiscal year beginning January 1, 2012.

On April 27, 2010, our Board of Directors approved a specific implementation plan, which contemplates the assessment of the effects of the adoption of IFRS.

In addition, on July 1, 2010, the CNV issued Resolution No. 576, which provides corrections, additional guidance and further explanation of those aspects concerning Resolution No. 562 about which the issuers of financial statements had raised objections or asked for clarification.

As of the date of this annual report, we are in compliance with the implementation plan for the adoption of IFRS in accordance with the timetable originally set.  The implementation plan is currently in the final stage of diagnosis of the impact of the implementation of IFRS.

As a result of monitoring the implementation plan specific to IFRS, our Board of Directors is not aware of any circumstance that may require modifications to that plan or that may indicate a possible deviation from the established objectives and implementation date.

PRINCIPAL DIFFERENCES BETWEEN ARGENTINE GAAP AND U.S. GAAP

Our financial statements are prepared in accordance with generally accepted accounting principles in the City of Buenos Aires, Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from U.S. GAAP.  Note 28 to our audited financial statements included elsewhere in this annual report, provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net (loss) income for the years ended December 31, 2010, 2009 and 2008 and shareholders’ equity as of December 31, 2010 and 2009.

The principal differences between Argentine GAAP and U.S. GAAP as they relate to us in these years are the accounting for the results of our trouble debt restructuring and repurchases of debt, the treatment of deferred income taxes, the capitalization of interest, the treatment of asset retirement obligations, our expenses related to our initial public offering, the treatment of certain pension plan liabilities, the treatment of the trust consolidation and accounting for the investments in marketable securities. Each of these differences affects either net (loss) income or shareholders’ equity. See note 27 to our audited financial statements included elsewhere in this annual report for a discussion of these differences and the effect on our results of operations and financial position.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements as of December 31, 2010, 2009 and 2008.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual liabilities and commitments as of December 31, 2010.  Peso amounts have been translated from U.S. Dollar amounts at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2010 of Ps. 3.976 to U.S. $1.00.

	Payments due by period
	Total		Less than 1 year		1-3 years		4-5 years		More than 5 years
	(in millions of Pesos)
Long term debt obligations (1)	Ps.	1,089.2		54.1		42.5		5.0		987.6
Accrued fines and penalties(2)		455.4		—		—		—		—
Financial assistance fees(3)		49.0		9.8		19.6		19.6		—
Operating leases(4)		35.3		6.7		25.6		3.0		—
Capital expenditures(5)		—		—		—		—		—
Taxes(6)		10.3		1.4		3.4		2.3		3.2
Total	Ps.	1,639.2	Ps.	72.0	Ps.	71.5	Ps.	10.3	Ps.	990.8

(1)           Includes amortization of principal and interest payments, including our management’s current estimates of future market rates in respect of our floating rate debt (which totaled U.S. $12.7 million as of December 31, 2010).  On March 4, 2011, we redeemed and cancelled our Floating Rate Par notes due 2019.  All of our indebtedness is unsecured.  None of our indebtedness is guaranteed.  See “—Debt” in this section for a broader description of our financial debt.
(2)            Includes adjustments made to reflect the ratification of the Adjustment Agreement.  We were required to make an adjustment to a portion of our accrued fines and penalties totaling (i) Ps. 47.0 million to reflect the increase to our VAD pursuant to the Adjustment Agreement and the May 2006 CMM and (ii) Ps. 17.2 million and Ps. 18.1 million to reflect the CMM adjustment for the years ending December 31, 2008 and 2007, respectively.  In addition, pursuant to the terms of the Adjustment Agreement, the Argentine government agreed, subject to the fulfillment of certain conditions, to forgive, upon the completion of the RTI, approximately Ps. 71.4 million of our accrued fines and penalties and allow us to pay the remaining Ps. 361.6 million of these fines and penalties in semi-annual installments over a 7-year period commencing 180 days after the RTI comes into effect.  Because the Adjustment Agreement was not ratified until January 2007, we have recalculated the amounts of accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement as well as the amounts subject to forgiveness.  See “Business—Our Concession—Fines and Penalties.”
(3)           Fees payable under our financial services agreement with EASA, our controlling shareholder.  This agreement expired in 2010 and was renewed for a five-year period.  See “Related Party Transactions—Financial Services Agreement with EASA.”
(4)           Reports our minimum required lease payments.
(5)           Our concession does not require us to make any specified amount of capital expenditures, but requires us to meet certain quality and other service standards.  See “—Liquidity and Capital Resources—Capital Expenditures.”
(6)           Represents a liability for the tax claim that we have with the Argentine federal tax authority related to the income tax deduction of the allowance for bad debts for the three fiscal years ended December 31, 1996, December 31, 1997 and December 31, 1998.  See “Business—Legal Proceedings—Tax Claims.”

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

Directors and alternate directors serve for one-year periods, indefinitely renewable.

Our directors and alternate directors are as follows:

Name	Position	Age	Year of appointment (class electing director)
Alejandro Macfarlane	Chairman and CEO	45	2010 (Class A)
Marcos Marcelo Mindlin**	Vice Chairman	46	2010(Class A)
Damián Miguel Mindlin**	Director	44	2010 (Class A)
Gustavo Mariani	Director	40	2010 (Class A)
Luis Pablo Rogelio Pagano	Director	57	2010 (Class A)
Eduardo Llanos*	Director	66	2010 (Class A)
Maximiliano Alejandro Fernández*	Director	50	2010 (Class A)
Ricardo Alejandro Torres	Director	52	2010 (Class B/C)
Diego Martín Salaverri	Director	46	2010 (Class B/C)
Edgardo Alberto Volosín	Director	56	2010 (Class B/C)
Alfredo MacLaughlin *	Director	68	2010 (Class B/C)
Eduardo Orlando Quiles*	Director	67	2010 (Class B/C)
Javier Douer	Alternate Director	37	2010 (Class A)
Pablo Díaz	Alternate Director	53	2010 (Class A)
Brian Henderson	Alternate Director	65	2010 (Class A)
Jorge Miguel Grecco	Alternate Director	50	2010 (Class A)
Ariel Schapira	Alternate Director	48	2010 (Class A)
Ricardo Sericano	Alternate Director	62	2010 (Class A)
Jaime Barba	Alternate Director	47	2010 (Class A)
Maia Chmielewski	Alternate Director	30	2010 (Class B/C)
Gabriel Cohen	Alternate Director	46	2010 (Class B/C)
Alejandro Mindlin**	Alternate Director	35	2010 (Class B/C)
Rafael Mancuso*	Alternate Director	68	2010 (Class B/C)
Eduardo Maggi	Alternate Director	55	2010 (Class B/C)

*	Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.
**	The following family relationships exist within the board of directors: Marcos Marcelo Mindlin, Damián Miguel Mindlin and Alejandro Mindlin are brothers.

The following is a brief description of our current directors’ and alternate directors’ background, experience and principal business activities:

Alejandro Macfarlane.  Mr. Macfarlane has been the chairman of the board of directors and CEO of Edenor since 2005.  He serves as president of ADEERA, the pre-eminent electricity distributors association of Argentina, since September 2005.  Mr. Macfarlane is also a member of the board of directors of Macro Bansud Bank and San Antonio International SRL.  He was a board member of YPF S.A. and has been a member of YPF Foundation since 1999.  He is the president of Grupo AM S.A., a corporate and institutional relationships consulting firm.  He is member and director of the Argentinean Business Development Institute (Instituto para el Desarrollo Empresarial Argentino, or IDEA) and a member of the Argentinean Council for International Relationships (Consejo Argentino para las Relaciones Internacionales, or CARI).

Marcos Marcelo Mindlin.  Mr. Mindlin is a founding partner and has been Portfolio Manager and shareholder of Grupo Dolphin since 1989.  From 1996 to 1999, he was Director of the Real Estate Securities Fund of Venezuela and Brazil Realty.  He has been a member of the board of directors of Edenor since 2005.  Mr. Mindlin has been the vice chairman of Edenor since 2005.  Mr. Mindlin currently serves as the chairman of Pampa Energía S.A. and as chairman of the CADE, an Argentine energy services institution.  He also serves as chairman of Transener, Central Térmica Guemes, Central Térmica Loma la Lata and vice chairman of Central Térmica Piedra Buena and two hydroelectric complexes, Nihuiles and Diamante, and is a member of the board of several subsidiaries of Pampa Energía and numerous companies comprising Grupo Dolphin.  From 1991 to 2003, Mr. Mindlin was the founding partner, vice chairman and CFO of IRSA (Inversiones y Representaciones S.A.) a leading Argentine real estate firm, and director of Banco Hipotecario S.A., the leading mortgage bank in the country.  In November 2003, Mr. Mindlin resigned from the IRSA Group to focus his efforts on Grupo Dolphin S.A., an Argentine investment advisory and private equity firm created in 1990 based in Argentina of which Mr. Mindlin is a founding shareholder.  Mr. Mindlin received an MBA from the Universidad del Centro de Estudios Macroeconómicos and a degree in business administration from the Universidad de Buenos Aires.  In 2002, Mr. Mindlin founded and managed a non-governmental organization called Foundation for the Popular Initiative, whose objective is to create political space for citizens to present popular initiatives in Congress.  In 2008, he founded Fundación todo por los chicos, whose principal objective is to assist vulnerable children.  In addition, Mr. Mindlin formerly served as president of the executive committee of Tzekada, a foundation of the judeo-argentine community and he is a member of the Council of the Americas.

Damián Miguel Mindlin.  Mr. Mindlin has been a member of the board of directors of Edenor since 2005.  Mr. Mindlin is a shareholder and director of Grupo Dolphin S.A., an Argentine investment advisory and private equity firm founded in 1990, and is vice chairman of Pampa Energía S.A.  Mr. Mindlin is also a member of the board of directors of Pampa Participaciones S.A., Pampa Real Estate S.A., Compañía Buenos Aires S.A., Powerco S.A.  Central Térmica Güemes S.A. and Pampa Participaciones II S.A. and as vice chairman of Comunicaciones y Servicios S.A., Pampa Inversiones S.A., Inversora Güemes S.A., Transelec Argentina S.A., Grupo Dolphin S.A., Dolphin Energía S.A., IEASA S.A., Electricidad Argentina S.A. and Transba S.A.  He also serves as a member of the board of directors of Citelec S.A., Dolphin Finance S.A., Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A., Préstamos y Servicios S.A., Inversora Dimante S.A., Inversora Nihuiles S.A., Inversora Ingentis S.A., Central Piedra Buena S.A., Corporación Independiente de Energía S.A. and as an alternate member of the board of directors of Transener and Ingentis S.A.

Gustavo Mariani.  Mr. Mariani has been a member of the board of directors of Edenor since 2005.  Mr. Mariani is a member of the board of directors and a managing director of Grupo Dolphin S.A., an Argentine investment advisory and private equity firm.  He joined Grupo Dolphin S.A. in 1993, as an analyst and then served as a portfolio manager.  Between 2001 and 2003, he served as financial and corporate director of IRSA Inversiones y Representaciones S.A.  Currently, he also serves as member of the board of directors of each of EASA, IEASA, Dolphin Energia, Transba, Pampa Energía S.A., Pampa Advisors S.A., Citelec, Transener and Dolphin Finance S.A., and alternate director for Transener S.A. and Citelec S.A.  Mr. Mariani has an MBA from Universidad del Centro de Estudios Macroeconómicos and a degree in economics from the Universidad de Belgrano in Buenos Aires.  He is a certified financial analyst since 1998.

Luis Pablo Rogelio Pagano.  Mr. Pagano has been a member of the board of directors of Edenor since 2005.  Mr. Pagano is the chief financial officer of Edenor and was also a managing director of Grupo Dolphin S.A.  Prior to joining Grupo Dolphin S.A. in 2002, Mr. Pagano held various positions, including general partner and managing director for Newbridge Latin America, investment banking director for Deutsche Morgan Grenfell in Argentina, vice president and investment banking director for Citibank N.A. and chief financial officer for Argentina, Brazil, Paraguay, Uruguay and Chile of Bank of America NTSA.  Mr. Pagano received an MBA from the Instituto de Estudios Superiores de la Empresa (IESE), in Spain and both a CPA and BA in Business Administration from the Universidad Católica Argentina.

Eduardo Llanos. Mr. Llanos has been a Director of Edenor since 2008.  Mr. Llanos served as a member of the Supervisory Committee of Televisión Federal S.A. (Telefé), Telefónica de Argentina S.A. y Telefónica Holding Argentina S.A.  From 1969 to 2000, Mr. Llanos worked at Arthur Andersen / Pistrelli, Diaz y Asociados, in the Auditing Division and the Tax Division.  When he left Arthur Andersen, Mr. Llanos was an International Partner, the Director of Tax Practice for Argentina, Chile, Uruguay, Paraguay and Boliva and the Director of Operations in Bolivia.  From 2000 to 2003, Mr. Llanos was a partner at Estudio E. Llanos y Asociados.  Throughout his career, Mr. Llanos has taught tax and public finance classes at Universidad de Buenos Aires, Universidad Nacional de Lomas de Zamora and Universidad de Morón.  Mr. Llanos graduated with a degree in public accounting from the Universidad de Buenos Aires in 1971.

Maximiliano Alejandro Fernández.  Mr. Fernández has been a director of Edenor since 2007 and has served as a director of EASA since 2005.  He has been an associate at Impsat Fiber Network since 1998, and currently serves as president of Red Alternative S.A.  Mr. Fernández served as the chairperson of Alternativa Gratis S.A, which he founded along with IRSA, until its merger in 2005.  Since 1991, he has worked as an independent contractor in the telecommunications industry, and, together with Martín Varsavsky, founded, and until 1995 directed, VIATEL S.R.L. Each of the companies mentioned is a telecommunications company.  Mr. Fernández is an industrial engineer and graduate of the Universidad de Buenos Aires.

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

Diego Martín Salaverri.  Mr. Salaverri has been a member of the board of directors of Edenor since 2007.  He is a founding partner of the Argentine law firm of Errecondo, Salaverri, Dellatorre, González & Burgio.  He earned a degree in law in 1988 from the Universidad Católica Argentina, Buenos Aires.  He is member of the board of directors of Pampa Energía S.A., Royal Group Argentina S.A. and Estancia Maria S.A.  He also is a member of the supervisory committee of Dolphin Creditos S.A., Pampa Generación S.A., Pampa Participaciones S.A., Pampa Participaciones II S.A., Pampa Real Estate S.A., Energía Distribuida S.A., Inversora Güemes S.A. and Grupo STSA.  Until 2007, he was a member of the board of directors of EASA.  Mr. Salaverri resigned from his position as director of EASA at the November 14, 2007 meeting of the board of directors of EASA.  Mr. Salaverri is also an Alternate Member of the statutory audit committee of Inversora Diamante S.A., Compañía Buenos Aires S.A., Inversora Nihuiles S.A., GSF S.A., Maltería del Puerto S.A. and Partners I S.A.

Edgardo Alberto Volosín.  Mr. Volosín has been a member of the board of directors of Edenor since 2005.  In addition, Mr. Volosín served as Director of Human Resources and Legal Affairs of Edenor since our privatization in 1992 through July 2002 and currently serves as Director of Corporate Affairs, a position he has held since August 2002.  Mr. Volosín holds a degree in Law from the Universidad de Belgrano in Buenos Aires.

Alfredo MacLaughlin.  Mr. MacLaughlin became a member of the board of directors of Edenor in 2010. He is a licensed attorney and practiced as Counsel at the Argentine law firm of Cárdenas, Cassagne.  In addition, Mr. MacLaughlin served as Secretary of Finance of the Republic of Argentina from December 2005 until December 2006, and has held various other business and finance positions, including that of Executive Member of Banco Hipotecario Nacional, President of Deutsche Morgan Grenfell, Argentina, Secretary General of the Bolsa de Comercio de Buenos Aires, and Director of Telefónica de Argentina S.A.  Mr. MacLaughlin was also a Director of Edesur from 2001 through 2005.  He has served as Executive Director of the International Monetary Fund since 2010.

Eduardo Orlando Quiles.  Mr. Quiles has been a member of the board of directors since 2009.  Between 1965 and 1971 he served as the Light and Power Union of the Capital (Sindicato de Luz y Fuerza de Capital Federal) in the Treasury and Accounting Department.  Subsequently, he worked as general accountant at Credit Union of Light and Power (Cooperativa de Crédito Luz y Fuerza Ltda.) until 1980.  Between 1980 and 1985 he served as tax chief in Petersen Thiele y Cruz S.A.  He was a member of the subcommittee of the Argentine Chamber of Construction (Cámara Argentina de la Construcción ) from 1985 to 2000.  He is also founding partner of Auditoría Quiles & Asociados, since 1985 to date and has among its key customers Petersen Thiele and Cruz S.A., Construcciones Civiles José M. Aragón (today CCI), EMACO S.A., Cabaña Avícola Jorjú S.A., the Argentine Chamber of Construction, Light and Power Union (Sindicato de Luz y Fuerza) and their cooperatives, among others.  He holds a CPA from the Universidad de Buenos Aires and he has a master degree in professional independent bureau in taxes and audit.

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

Pablo Díaz.  Mr. Díaz has been an alternate director of Edenor since 2005.  Mr. Díaz currently serves as an advisor to the president of Grupo Dolphin S.A.  He also serves as an alternate director at Transba S.A. and a Director of Inversora Ingentis S.A., Inversora Nihuiles S.A., Inversora Diamante S.A., Pampa Participaciones II S.A., Central Térmica Güemes S.A., Corporación Independiente de Energía S.A., Hidroeléctrica Diamante S.A., Hidroeléctrica Nihuiles S.A., Citelec S.A. and Transener S.A.  Previously, he was an Advisor at the Argentine Undersecretary for Electrical Energy (Subsecretaría de Energía Eléctrica) and has held various positions in the electricity industry.

Brian Henderson.  Mr. Henderson has been an alternate director of Edenor since 2005.  He has been a technical advisor to Grupo Dolphin S.A. since 2003.  He also serves as president of Central Piedra Buena S.A. and Corporación Independiente de Energía S.A.  Mr. Henderson is also a director of Citelec, Transener S.A., Inversora Nihuiles S.A., and Central Térmica Güemes S.A. and an alternate director of Dolphin Energía S.A., Transba S.A., Powerco S.A., IEASA S.A., Inversora Ingentis S.A., Termoeléctrica San Martín S.A., Termoeléctrica Manuel Belgrano S.A., Pampa Participaciones II S.A., Pampa Generación S.A. and Inversora Güemes S.A.  Previously, Mr. Henderson served as Director of Latin America for National Grid (UK), president of the board of directors of Transener, Citelec and Transba.  He was director of Silica Networks and Manquehue Net Telecomunicaciones (Chile) and vice president of commercial operations of Charter Oak Energy in America, Africa and Europe.  Mr. Henderson was Vice Chairman and General Manager of Deutsche Babcock Riley, Canada Inc.  Mr. Henderson has a degree in electrical engineering from Hebburn College.

Jorge Miguel Grecco.  Mr. Grecco has been an alternate director of Edenor since 2006.  Mr. Grecco serves as director of external relations of Edenor since 2005.  Mr. Grecco has also held positions in various media companies, including Grupo América, Grupo Cimeco, Infobae, Perfíl, Clarín, El Heraldo de Buenos Aires, Trespuntos and Somos.  Mr. Grecco was also a professor of journalism at the University of Belgrano and is a published author.

Ariel Schapira.  Mr. Schapira has been an alternate director of Edenor since 2007.  In addition, since 2007, Mr. Shapira has served as the director of new business for Grupo Dolphin S.A.  Previously, from 2004 to 2007, he served as the regional director for Latinamérica at Telefónica Móviles S.A., vice president of marketing and customer operations of Bellsouth International in Atlanta from 2001 to 2004, manager of marketing and new business for Compañía de Radiocomunicaciones Móviles S.A. (Movicom Bellsouth) from 1995 to 2001, CEO and general manager of Radiomensaje S.A. (a joint-venture with Motorola) from 1995 to 1997, and general manager of Pouyet Tecsel S.A. from 1991 to 1995.  Mr. Schapira is an industrial engineer. He graduated from the Universidad de Buenos Aires.

Ricardo Sericano.  Mr. Sericano has been an alternate director at Edenor since 2007.  In addition, he served as the technical director of Edenor from December 2006 to August 2010.  He served as manager of engineering and investment and manager of supplies and logistics.  Before the privatization of the company, Mr. Sericano served in various offices at ITALO and SEGBA.  He is a mechanical-electrical engineer.  He received his degree in 1972 from the Facultad de Ingeniería de la Universidad de Buenos Aires, where he also taught for 23 years.

Jaime J. Barba.  Mr. Barba has been an alternate director at Edenor since 2009.  He also served as legal manager and secretary of the board of directors at Edenor.  In addition, he is a director and member of the executive committee at CAMMESA, and a member of the supervisory committees at Petropack S.A. and SACME.  Between 1996 and 2004 he worked in various positions at EDEERSA (Empresa Distribuidora de Energía Entre Rios SA).  Mr. Barba holds a degree in law from the Universidad Nacional del Litoral and a master’s from the Direct Development Program at IAE.

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

Eduardo Maggi.  Mr. Maggi has been an alternate director at Edenor since 2007.  He was appointed director of operations of Edenor in 2001.  Mr. Maggi currently serves as a director of SACME, which is responsible for the management of regional high-voltage distribution in the greater Buenos Aires metropolitan area and for coordinating, controlling and supervising the operation of the generation, transmission and sub-transmission network in the City of Buenos Aires.  Previously, Mr. Maggi served as director of operations of two of Edenor’s operation areas, San Martín and Morón.  Mr. Maggi began his career at Edenor as a technical manager.  Mr. Maggi received a degree in engineering from the Universidad Tecnológica Nacional and an MBA from the Universidad del Salvador y Deusto in Spain.

Rafael Mancuso.  Mr. Mancuso has been an alternate director at Edenor since 2009.  During 2008 and 2007 he has served as member of the board of directors at Edenor.  He has served as the general manager of OSTEE since 1993.  He was the general undersecretary of the Electric Light and Power Labor Union of the City of Buenos Aires (Sindicato de Luz y Fuerza de la Capital Federal) from 1991 through 1999, for which he also has served as secretary of social responsibility since 1993.  Mr. Mancuso served as a member of the board of directors of Central Puerto S.A. from 1993 through 1997.

COMPENSATION

Our board of directors does not have a compensation or remuneration committee.  The aggregate remuneration paid to the members and alternate members of our board of directors, the members and alternate members of our supervisory committee and our senior management during 2010 was Ps. 3.7 million, Ps. 0.09 million and Ps. 16.2 million, respectively.

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

Pursuant to our bylaws, one director is appointed by holders of our Class A shares and one by holders of our Class B shares.  Our audit committee’s duties include:

•	monitoring our internal control, administrative and accounting systems;

•	supervising the application of our risk management policies;

•	providing the market adequate information regarding conflicts of interests that may arise between our company and our directors or controlling shareholders;

•	rendering opinions on transactions with related parties;

•	supervising and reporting to regulatory authorities the existence of any kind of conflict of interest;

•	supervising external audit and evaluating their independence, plans and performance;

•	evaluating plans and performance of the internal audit, and

•	supervising the operations of the complaints channel.

The members of our audit committee are:

Name	Position	Class electing member
Alfredo MacLaughlin (1)	Member	Class B
Maximiliano Alejandro Fernández(1)	Member	Class A
Eduardo Llanos(1)	Member	Class A
(1)    Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934.

Senior Management

The following table sets forth information regarding our senior management:

Name	Current Position	Age
Alejandro Macfarlane	Chief Executive Officer	45
Luis Pablo Rogelio Pagano	Chief Financial Officer	57
Daniel Eduardo Flaks	Technical Director	46
Eduardo Maggi	Director of Operations	55
Victor Augusto Ruiz	Principal Accounting Officer	51
Jorge Miguel Grecco	Director of External Relations	50
Edgardo Alberto Volosín	Director of Corporate Affairs	57

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

Daniel Eduardo Flaks.  Mr. Flaks joined Edenor in 1993. Between 1993 and 2003, he served as department head and assistant manager in the areas of San Justo and Olivos. Between 2003 and 2006, he worked first as business manager and later as operations manager of the areas of Olivos and Pilar. Between 2006 and 2010, he worked as manager of distribution, responsible for directing, coordinating and controlling the technical and commercial operations of Edenor relating to the operation of the high, medium and low voltage facilities, control centers and commercial operations referring mainly to the attention of customers and the relationship with municipal governments and the ENRE. He currently serves as technical director of Edenor. Between 1993 and 1998, he was assistant professor of electrical power systems at Universidad Tecnológica Nacional. Mr. Flaks has a degree in electrical engineering from the Universidad Tecnológica Nacional and holds an MBA from the Universidad del Salvador in Argentina.

Supervisory Committee

Argentine commercial corporate law requires certain corporations, such as our company, to have a Comisión Fiscalizadora (supervisory committee).  The supervisory committee is responsible for overseeing compliance with our bylaws, shareholders’ resolutions and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the annual ordinary general meeting a written report on the reasonableness of the financial information of the Company’s annual report and the financial statements presented to the shareholders by our board of directors.  The members of the supervisory committee are also authorized to attend board of directors, audit committee and shareholders’ meetings, call extraordinary shareholders’ meetings, and investigate written complaints of shareholders holding at least 2% of our outstanding shares.  Pursuant to Argentine law, the members of the supervisory committee must be licensed attorneys or certified public accountants.

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

(1)       Independent under Argentine law.

Javier Errecondo.  Mr. Errecondo is a founding partner of the Argentine law firm Errecondo, Salaverri, Dellatorre, González & Burgio. He earned a degree in law in 1985 from the Universidad de Buenos Aires. He is a director of Dolphin Créditos S.A., Nortel Inversora S.A., Patagonia Oil and Gas S.A.  In addition, he is a member of the statutory audit committees of IEASA, Dolphin Energía, Desarrollos Caballito S.A., Pegasus Realty S.A., O.P.M. Inmobiliaria S.A., Entertainment Depot S.A., FinanGroup S.A., GSF S.A., Grupo Unión S.A., Farmacity S.A., Freddo S.A., Canepa Hermanos SAICAF, Central Térmica Loma de la Lata S.A., Chain Services S.A., Grupo Los Grobo S.A., LM Los Grobo S.A., Los Grobo Agropecuaria S.A., Los Grobo Inversora S.A., Maltería del Puerto S.A., Pampa Participaciones S.A., Pampa Real Estate S.A., Partners I S.A., TGLT S.A. and Transelec Argentina S.A., Pampa Cheese S.A., Pampa Generación S.A., Pampa Participaciones II S.A., Edenor S.A., Corporación Independiente de Energía S.A., Inversora Ingentis S.A.,  Petrolera Pampa S.A., Pampa Renovables S.A. and Central Hidroeléctrica Lago Escondido.  Mr. Errecondo is also an alternate member of the statutory audit committee of BA Mall S.R.L., Cablevisión S.A., EASA, Energía Distribuida S.A., Grupo S.T. S.A., Inversora Guemes S.A. and Estancia María S.A.

José Daniel Abelovich.  Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding and senior partner of the audit firm Abelovich, Polano & Asociados SRL/Nexia International, an accounting firm in Argentina.  For eight years he served in different areas, from assistant to manager, at the firm Harteneck, Lopez and Cia, correspondents of Coopers & Lybrand in Argentina and abroad. In 1988 and 1989, he was a consultant for a United Nations project – World Bank – Institutional Building Program – Enforcement Agency – Internal Revenue Service.  He was senior consultant in the Descentralización de la Acción Project for the City of Buenos Aires, ARG 90/005 UNDP project (United Nations Development Program). He also served as assistant teacher in the “General Accounting” course at the School of Management at the University of Salvador and in a “Financial Statements” course at the Faculty of Economics at the University of Buenos Aires.  He is also currently in charge of the auditing and training at the firm Abelovich, Polano & Asociados S.R.L and is responsible for the conduction of several courses on topics of his specialty. He has attended numerous Congresses and conferences relating to professional issues, and is a member of professional associations and trustee of numerous corporations.

Jorge Roberto Pardo.  Between 1993 and 2008, Mr. Pardo worked at General Union of the Republic of Argentina (la Sindicatura General de la Nación, or SIGEN) in several positions, including as Joint General Statutory Auditor of the Nation.  Between 1983 and 1992 he worked in General Union of State-Owned Companies (la Sindicatura General de Empresas Públicas, or SIGEP).  Mr. Pardo holds a CPA from la Universidad de Buenos Aires.

Santiago Dellatorre.  Mr. Dellatorre is a founding partner of the Argentine law firm Errecondo, Salaverri, Dellatorre, González & Burgio. Between 1994 and 1995, he worked as an international associate at the United States law firm Shearman & Sterling LLP. Mr. Dellatorre received his law degrees with honors from the Universidad Católica Argentina in 1990. He is a director of Cablevisión S.A., Dico S.A., Embotelladoras ARCA Argentina S.A., Envases Plásticos S.A., Formosa Refrescos S.A. and Salta Refrescos S.A.; and an alternate director of AEI Servicios Argentina S.A., Patagonia Oil and Gas S.A., PSA Energy Mendoza S.A., and Urbanizadora del Sur S.A. In addition, he is a member of the statutory audit committee of Empresa de Energía Río Negro S.A. (EdERSA); and an alternate member of the statutory audit committee of Dolphin Energía S.A., GSF S.A., Canepa Hermanos SAICAF, Chain Services S.A., EASA, Grupo Los Grobo S.A., LM Los Grobo S.A., Los Grobo Agropecuaria S.A., Los Grobo Inversora S.A., Los Grobo San Pedro S.A., Los Grobo Servicios S.A., Los Silos del 13 de Abril S.A., Maltería del Puerto S.A., Partners I S.A. and TGLT S.A.

Marcelo Fuxman.  Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of the audit firm Abelovich, Polano & Asociados SRL/Nexia International, an accounting firm in Argentina.  For several years, he was in charge of the financial management of private companies of mass consumption.  He served as Deputy General Manager of Administration and Finance of Gas del Estado – Sociedad del Estado and was a member of the Operating and Procurement Committee of that company. He also participated in the Committee that was responsible for the privatization of that Company.  He ran the area of Administration and Finance at Gas del Estado – Sociedad del Estado and is a specialist in Mergers and Acquisitions. He is a member of professional associations and trustee of numerous corporations.  He has attended numerous congresses and conferences relating to professional issues.

Alejandro Gabriel Turri.  Mr. Turri has worked at SIGEN in various positions since 1993.  Between 1989 and 1992 he worked at SIGEP and between 1984 and 1988 at the Tribunal de Cuentas de la Nación.  Mr. Turri holds a CPA and a business administration degree, both from la Universidad de Buenos Aires.

EMPLOYEES

As of December 31, 2010, we had 2,669 full-time employees and 30 part-time employees, for a total of 2,699 employees;  as of December 31, 2009, we had 2,691 full-time employees and 30 part-time employees, for a total of 2,721 employees; and as of December 31, 2008 we had 2,487 full-time employees and 38 part-time employees, for a total of 2,525 employees.  As of December 31, 2010, approximately 81% of our full-time employees are subject to two collective bargaining agreements.  After the privatization, an employee reduction plan was implemented to reduce the number of employees from 6,368 employees at the time of the privatization.  The employee reductions were primarily effected through an early retirement program.  In addition, we implemented an early retirement plan for those employees who had made the payments required by law and had less than five years before retirement, offering them monthly payments of 80% of their pre-retirement net salary.  Access to this plan is conditioned upon our own approval and the prior separation from our company under an agreement signed before the Argentine Ministry of Labor.  In July 1995, we signed two collective bargaining agreements with Sindicato de Luz y Fuerza and Asociación del Personal Superior, the two unions that represent our employees.  In accordance with the union agreements, which have been revised since 1995 but remain in effect, we created a mediation commission to interpret the agreements and analyze claims and unresolved issues that arise in our daily activities.  The most common issues that arise deal with changes to employment categories, relocation of employees, detailed situations with personnel and the analysis of the suitability of different technological advancements.  Currently, our relations with the unions are stable.  However, we cannot guarantee that we will not experience any conflicts with our employees in the future, including with our unionized employees in the context of future negotiations of our collective bargaining agreements, which could result in events such as strikes or other disruptions that could have a negative impact on our operations.

We have outsourced a number of activities related to our business to third party contractors in order to achieve a lower and more flexible cost base and to provide us with the ability to respond more quickly to changes in our market.  We had approximately 2,682 third-party employees under contract with our company as of December 31, 2010, 3,611 as of December 31, 2009 and 3,029 as of December 31, 2008.  We calculate our number of third-party employees based on the number of employees we have under contract, which does not directly relate to the number of third-party employees performing services for our company at any given time, as we only pay for services of these employees on an as-needed basis although they remain under contract for specified periods.  Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that, if conflicted, contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.  As of December 31, 2010, contractors’ employees were seeking indemnification from us for an aggregate amount of Ps. 79.0 million, including legal fees and interest and as of such date, based on legal advice, have recorded accruals for an aggregate amount of Ps. 32.7 million to cover the liabilities we may have in connection with such claims.

SHARE OWNERSHIP

None of the members of our board of directors, our audit committee or our senior management beneficially own any shares of our capital stock, except Messrs. Marcos Marcelo Mindlin, Damián Miguel Mindlin and Gustavo Mariani that, through Pampa Energía, are controlling shareholders of Dolphin Energía and IEASA, which makes them indirect beneficiaries of all of our Class A shares.  In addition, Messrs. Diego Martín Salaverri and Gustavo Mariano are each, individually, the beneficial owners of less than one percent of our capital stock represented by Class B shares.  See “Item 7. Major Shareholders and Related Party Transactions.”

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth information relating to the ownership of our common shares as of the date of this annual report.

	Class(1)	Shares	Percent Ownership
Electricidad Argentina S.A.(2)	A	462,292,111	51.0%
Employee Stock Participation Program	C	1,952,604	0.2%
Public	B	167,438,026	18.5%
Pampa Inversiones	B	36,234,654	4.0%
ANSES(3)	B	229,125,205	25.3%
Treasury Shares	B	9,412,500	1.0%
Total		906,455,100	100.0%

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
(3)           On November 20, 2008, the Argentine Congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (National Social Security Agency, or ANSES) and eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES.  These transferred assets included 229,125,205 of our Class B shares, representing 25.3% of our capital stock.  The ANSES is subject to the same investment rules, prohibitions and restrictions that were applicable to the Argentine private pension funds under the retirement savings system, except as described in the following sentence.  On April 12, 2011, the Executive Power issued Emergency Decree No. 441, which annulled the restrictions under Section 76(f) of Law No. 24,241 on the exercise of more than 5% of the voting power in any local or foreign company, such as the Company, in any meeting of shareholders, irrespective of the actual interest held in the relevant company's capital stock.  The annulment of the restrictions under Section 76(f) of Law No. 24,241 came into effect on April 14, 2011.  As of such date, ANSES may exercise its voting power in any local or foreign company, such as the Company, based on the actual interest held in the relevant company’s capital stock.

As of December 31, 2010, we had approximately 4,800,960 ADSs outstanding, representing 96,019,200 Class B shares.

Acquisition by Dolphin Energía and IEASA

In September 2005, Dolphin Energía and IEASA purchased an indirect controlling stake in Edenor from EDFI.  Until September 28, 2007, Dolphin Energía and IEASA were controlled by the principal members of Grupo Dolphin, Marcos Marcelo Mindlin, Damián Miguel Mindlin and Gustavo Mariani.  Such principal members had significant experience investing in Argentine energy sector dating back to 2004.

Initial Public Offering

In April 2007, we completed the initial public offering of our Class B ordinary shares in the form of American Depository Shares (ADSs).  We and a group of our shareholders sold 18,050,097 ADSs, representing 361,001,940 ordinary Class B shares, in an offering in the United States and other jurisdictions outside of Argentina, and the Employee Stock Participation Program sold 81,208,416 ordinary class B shares in a simultaneous offering in Argentina.  The ADSs are listed on the New York Stock Exchange under the symbol “EDN” and the Class B shares are listed on the BASE under the same symbol.  We received approximately U.S. $61.4 million from the initial public offering, before costs.  Of this amount, we used approximately U.S. $36 million to repurchase some of our Discount Notes due 2014.  The remainder of the proceeds from the initial public offering was used to repurchase some of our Fixed Rate Par Notes due 2016 and for capital expenditures.  After the initial public offering, our controlling shareholder continues to own 51% of our ordinary shares.

Acquisition by Pampa Energía S.A.  (Formerly Called Pampa Holding S.A.)

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

The former shareholders of Dolphin Energía and IEASA, Messrs. Marcos Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, are the controlling shareholders of Grupo Dolphin and are managers of Pampa Energía S.A., an Argentine public company with a market capitalization (net of repurchases) of U.S. $912 million as of December 31, 2010.  Pampa Energía S.A. was acquired in November 2005 by certain principals of Grupo Dolphin to serve as a corporate vehicle for private equity investments in Argentina.  Through companies under their control, Messrs. Marcos Marcelo Mindlin, Damián Mindlin and Gustavo Mariani currently control approximately 14.85% of the common stock of Pampa Energía S.A.  In addition, Messrs. Marcos Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, together with Pampa Energía S.A.’s chief executive officer, hold warrants to purchase, in the aggregate, approximately 22.5% of the common stock of Pampa Energía S.A. (on a fully diluted basis).  The board of directors of Pampa Energía S.A. consists of nine directors, of which five are affiliated with Grupo Dolphin, including Mr. Marcelo Mindlin, who serves as chairman of the board of directors, and Gustavo Mariani, a member of the board of directors.  The principal executive officers of Pampa Energía S.A., including its chief executive officer, are also affiliated with Grupo Dolphin.

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

Share Buy-Back Program

On October 23, 2008, we launched a tender offer in Argentina for our shares at a purchase price of Ps. 0.65 per share.  400,000 ordinary Class B shares were validly tendered and purchased pursuant to the offer.

On November 14, 2008, we commenced an open-market share purchase program.  Under the terms of the program, we were authorized to purchase our shares for up to Ps. 45 million, subject to certain volume and price restrictions.  The open market share purchase program expired on March 17, 2009.  Pursuant to the program we purchased  9,012,500 Class B shares, at an average price of Ps. 0.65 per share, representing approximately 1% of our capital stock.  We currently hold 9,412,500 Class B shares as treasury stock.

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

The term of the agreement is five years from September 2005, with each party having the right to terminate it at any time without cause with 60 days prior notice.  The consideration to be received by EASA is U.S. $2 million per year, plus Argentine value added tax, and will be payable in advance in October of each year, or as otherwise agreed by the parties.  The Board of Directors of both EASA and the Company approved the agreement, and our audit committee indicated that the agreement was entered into on a commercial arms’ length basis.  The payment related to the first year of services was made on April 19, 2006.

In April 2008, our board of directors approved an amendment to the EASA agreement increasing the amount to be paid by us in consideration for the services provided by EASA to U.S. $2.5 million, plus Argentine value added tax, payable retroactively from January 1, 2008.

On August 26, 2010, we signed an amendment to the EASA agreement extending the term of the agreement to five years following September 19, 2010.  Our Board of Directors approved the amendment on August 31, 2010.  No other terms of the contract have been modified.

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

Agreement with Préstamos y Servicios S.A.

On March 16, 2007, we entered into an agreement with Préstamos y Servicios S.A. (PYSSA), a financial services company indirectly owned by Pampa Holdings LLC, a company indirectly controlled by Messrs. Marcelo Mindlin, Damian Mindlin and Gustavo Mariani, pursuant to which we granted PYSSA the exclusive right to conduct its direct and marketing services through the use of our facilities and mailing services. Under the terms of the agreement, we agree to provide PYSSA with office space and allow them to communicate financial and loan offers directly to our customers. In addition, we include PYSSA marketing material in the invoices and other mail we send to our customers.  The term of the agreement is five years, which automatically renews for subsequent five-year periods unless terminated by one of the parties with 120 days notice. In accordance with the terms of the agreement, PYSSA pays us 2% of the monthly charges collected from our customers, before taxes, and 10% of profits.  PYSSA has indemnified us for any obligation arising from the rendering of its services.  This agreement required authorization from the ENRE, which it received through Resolution No. 381/2007 on June 15, 2007.

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

Loan Agreement with Pampa Energía

On March 4, 2011, we entered into a U.S. $5.0 million loan agreement with Pampa Energía for purposes of financing various investments under our business plan.  The loan bears interest at an annual rate of 5% and matures in 2013.

Item 8.	Financial Information

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

Legal Proceedings

In the normal course of business, we are a party to lawsuits of various types.  Our management evaluates the merit of each claim and assesses the likely outcome, recording an accrual in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated.  At December 31, 2010, we had established accruals in the aggregate amount of Ps. 64.7 million to cover potential losses from such claims and legal proceedings.  Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

Tax Claims

Provincial tax claims.  On December 1, 2003, the Provincial Board of Electric Power of the Province of Buenos Aires initiated a claim against us in the amount of Ps. 51.2 million, which does not include surcharges, interest or penalties accrued in respect of this amount after the date of the claim.  At December 31, 2003, the amount of surcharges and interest accrued on the claim, including applied penalties, was Ps. 310 million.  In addition, on April 23, 2007, the Board notified us of an additional claim for Ps. 4.0 million, without including surcharges, interest or penalties accrued.  The claims are based on an alleged failure to collect, as collection agent, in respect of certain taxes established by Decree Laws No. 7290/67 and No. 9038/78 between July 1997 and June 2001 and between July 2001 and June 2002, respectively.  On December 23, 2003, we filed an appeal of the Board’s decision with the provincial Tax Court of Appeals of La Plata, and enforcement of the judgment was suspended pending the outcome of the appeal.  On June 14, 2007, the Court granted our appeal and rejected the Board’s tax claim against us.  On June 27, 2007 the provincial Tax Court of Appeals of Buenos Aires rendered a favorable decision in relation to our appeal.  This decision reaffirms a recent decision by the Supreme Court of the Republic of Argentina in an unrelated case that held that the regulations were unconstitutional due to the commitment assumed by the Province of Buenos Aires not to tax the transfer of electric power.  As a result, we have not established any accruals in our financial statements for this claim.

Federal tax claims.  The Argentine federal tax authorities have challenged certain income tax deductions for allowance for doubtful accounts on our income tax returns for fiscal years 1996, 1997 and 1998, and have assessed additional taxes of approximately Ps. 9.3 million.  Tax related contingencies are subject to interest charges and, in some cases, fines.  We have appealed the tax authorities’ ruling before the Argentine federal tax court.  During the appeal process payment for such claim is suspended.  We have accounted for an accrual in our financial statements for the contingent tax liability related to this claim, including interest and penalties.

On April 27, 2009, in connection with this claim by the Argentine federal tax authorities we agreed to the tax regularization plan established in Law No. 26,476.  The main features of the moratorium offered to participating companies are as follows:

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

In accordance with the assessment of the tax regularization plan, our debt amounts to Ps. 12.1 million plus costs and legal fees of Ps. 0.9 million.  As of December 31, 2010, we had paid Ps. 2.6 million of this amount, thus the remaining balance of our debt totals Ps. 10.4 million, excluding the interest amount.  Although we expect that all federal tax claims against us will be dropped upon our payment of these amounts, we cannot assure you that this will be the case or that new tax claims will not be brought against us in the future.

Environmental Claims

On May 24, 2005, three of our employees were indicted on charges of PCB-related environmental contamination dangerous to human health, which is a crime under Argentine law.  In connection with this alleged infraction, the judge sought a pre-judgment attachment of our assets in the amount of Ps. 150 million to cover the potential cost of environmental damages and estimated clean-up costs.  On May 30, 2005, we appealed the charges against our employees as well as the attachment order.  On December 15, 2005, the court of appeals dismissed the charges against all three defendants for lack of evidence and, accordingly, vacated the attachment order.  The decision by the court of appeals also stated that the trial judge should order the acquittal of two public officers of the ENRE, who had been indicted on related charges.  This decision was appealed to the Tribunal de Casación (National Criminal Appellate Court), the highest appellate body for this matter, which on April 5, 2006 ruled that the appeal of the decision relating to our employees and our company was not admissible because decisions rendered on grounds of lack of evidence are not reviewable.  On July 16, 2007, we were notified that on July 11, 2007, the trial judge issued acquittals for all of our officials and employees who had been indicted.  On appeal on March 25, 2008, the Sala I de la Cámara Federal de San Martín (First Court of the Federal Circuit of San Martín) upheld the acquittals and confirmed the finding that there had been insufficient evidence to prove any PCB contamination.  On April 18, 2008 the Minsterio Público (Attorney General) appealed this decision before the First Court of the Federal Circuit of San Martín and lost the appeal.  On December 29, 2008, the Attorney General was notified that the National Criminal Appellate Court had rejected the appeal as well. In response, the Attorney General filed an “extraordinary appeal”, to which the defense responded. On May 27, 2009, the Tribunal dismissed the extraordinary appeal filed by the Attorney General on the grounds that it failed to specifically and reasonably refute the arguments that supported the resolution being appealed, and proved neither the alleged arbitrariness nor the violation of constitutional guaranties. The Attorney General filed an appeal (“Recurso de Queja”) to the Argentine Supreme Court requesting that the appeal dismissed by the National Criminal Appellate Court be sustained. This appeal was dismissed by the Supreme Court on May 26, 2010. There are no instances and/or potential appeals that may be brought against such decision.

Proceedings Challenging the Renegotiation of our Concession

In November 2006, two Argentine consumer associations, ACIJ and Consumer’s Cooperative for Community Action, brought an action against us and the Argentine government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional.  On March 26, 2007, the federal administrative court dismissed these claims and ruled in our favor on the grounds that the adoption of Executive Decree No. 1957/06, which ratified the Adjustment Agreement, rendered the action moot.  ACIJ appealed this decision on April 12, 2007, and the appeal was decided in our favor.  However, on April 14, 2008, ACIJ filed another complaint challenging the procedures utilized by the Argentine Congress in approving the Adjustment Agreement.  Specifically, the claim alleges that Article 4 of Law No. 24,790, which authorized the Congress to tacitly approve agreements negotiated between the Argentine government and public service companies, such as us, violated the congressional procedures established in the Argentine Constitution.  ACIJ has requested that the Adjustment Agreement be renegotiated and submitted to Congress for its express approval.  We have responded to this complaint, which is in the sentencing period.

In December 2009, an Argentine consumer association, Unión de Usuarios y Consumidores, brought an action against us and the Argentine government before a federal administrative court seeking to (i) abrogate Clause 4.6 of Annex I of the Adjustment Agreement, which provides that the rate increase has retroactive effects; (ii) annul ENRE Resolution No. 51/07, which authorizes the retroactive increase of rates in our favor; (iii) obtain an order that requires that we reimburse our users the full amounts paid by them based on the retroactive rate increase and that such reimbursement be made by crediting our users’ accounts.

On November 11, 2010, the judge upheld the claim and ordered that (i) Clause 4.1 of Annex I of Decree No. 1957/06 and Articles 2, 3 and 4 of ENRE Resolution 51/07, which had authorized the retroactive rate increase for the period between 11/1/2005 and 1/31/2007,  be annulled; (ii) the fees collected retroactively during such period be repaid to our users; (iii) the ENRE be instructed to control our distribution of refunds and to report the results to the court; and (iv) each party bear its own court-related costs.  On November 25, 2010, we appealed the court’s order and requested that the court’s order be stayed pending a decision on the appeal.  On December 2, 2010, the court stayed its order pending a decision on the appeal.  On June 1, 2011, the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala V) overturned the judgment of the lower administrative court.

We cannot make assurances regarding how these complaints will be resolved nor can we make assurances that other actions or requests for injunctive relief will not be brought by these or other groups seeking to reverse the adjustments we have obtained or to block any further adjustments to our tariffs.

Preliminary Injunction of the Public Ombudsman

On October 31, 2008, the Secretary of Energy approved the seasonal reference prices of power and energy in the WEM.  Consequently, the ENRE applied the new rate schedule as of October 1, 2008.  The new rate schedule passed the purchase price of electricity as well as the other costs related to the WEM, including transmission, to the final customer.

In response to the new tariff schedule, the defensor del pueblo de la nación (National Public Ombudsman) filed a claim opposing the resolutions establishing the October 1, 2008 tariff schedule and naming us as a third-party defendant.  On January 27, 2009, the ENRE notified us of a preliminary injunction, as a result of the Ombudsman’s claim, pursuant to which we were ordered to refrain from cutting the energy supply to customers challenging the October 2008 tariff increase until a decision is reached with respect to the claim.  We, along with the Argentine government, have appealed this injunction through various legal actions.  As of the date of this annual report, a Supreme Court decision is pending.

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

On October 26, 2009, we received notice of a complaint filed by a consumer association, the Consumer’s Cooperative for Community Action, against the Argentine government, the ENRE, Edesur, Edelap and us.  In accordance with the terms of the complaint, two additional associations for the defense of consumer rights, Association for the Legal Defense of Consumers (Asociación de Defensa de los Derechos de los Usuarios y Consumidores) and Consumers Union Legal Defense (Unión de Usuarios y Consumidores en Defensa de sus Derechos), have joined the complaint.

The remedies sought in the complaint are as follow:

•
that all the most recent tariff resolutions be declared null and unconstitutional (ENRE Resolution No. 324/08 – 365/08 – 628/08, 645/08 and Secretary of Energy No. 1169/08 – 797/08 – 1170/08 and its annexes) and, as a consequence, that the amounts billed by virtue of these resolutions be refunded.

•	that all the defendants be required to carry out the RTI.

•	that the resolutions issued by the Secretary of Energy that extend the transition period of the Adjustment Agreement be declared null and unconstitutional.

•
that the defendants be ordered to carry out the sale process, through an international public bidding, of their respective class “A” shares, due to the fact that the management period of the respective concessions has ended.

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

Additionally, the plaintiffs requested that the court issue a preliminary injunction suspending the rate hikes established in the resolutions questioned by the plaintiff.  Alternatively, the plaintiffs requested that the application of the resolutions be partially suspended.  Finally, the plaintiffs also requested that the application authority be ordered not to issue new increases other than within the framework of the RTI process.  As of the date of this annual report, the court has neither granted nor rejected these requests.

We can give no assurance that these actions or other potential future actions or requests for injunctive relief will not reverse the adjustments we have obtained or block any further adjustments to our tariffs.

Breach of Contract Claims

In March 2010 Consumidores Financieros, Asociación Civil Para Su Defensa, a consumers’ association, instituted an action against us and Edesur in the National Court of First Instance in Federal Administrative Claims Tribunal No. 2, Secretariat 3 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 2, Secretería 3) seeking repayment to users for alleged excess charges over the course of the past 10 years. The action is based on three claims.  First, the plaintiffs claim a refund for the percentage payment of VAT over a taxable base they allege was inappropriately increased to include an amount that exceeded our and Edesur’s own payments to the wholesale electricity market. Second, the plaintiffs claim a refund for charges relating to interest on payments by customers that the plaintiffs claim we and Edesur failed to adjust to reflect the actual number of days the payment was outstanding. Finally, the plaintiffs claim a refund for late payment charges from 2008 onwards calculated at the rate of the tasa pasiva (the interest rate that Banco de la Nación Argentina pays on deposits) in alleged contravention of the Law of Consumer Defense (Ley de Defensa del Consumidor) in April 2008. We have given express directions to our legal advisors to contest the suit and all related claims and on April 22, 2010, we answered the complaint and filed a motion to dismiss for lack of standing on the part of the plaintiffs.  While we expect to prevail in this matter, an adverse decision could have a material adverse effect on our results of operations.

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

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2007	3.97	2.75	24.95	17.65
2008	3.50	0.56	22.16	3.06
2009	1.70	0.61	9.02	3.20
2010	2.90	1.26	14.32	6.36

The following table sets forth, for the periods indicated, the reported high and low sales prices for our shares on the Buenos Aires Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2009
First Quarter	0.87	0.61	4.90	3.20
Second Quarter	1.08	0.70	5.65	3.65
Third Quarter	1.47	1.06	7.80	5.22
Fourth Quarter	1.70	1.29	9.02	6.95

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2010
First Quarter	1.59	1.32	8.48	6.75
Second Quarter	1.55	1.26	7.98	6.36
Third Quarter	1.57	1.27	7.94	6.37
Fourth Quarter	2.90	1.55	14.32	7.87

The following table sets forth, for the months indicated, the reported high and low sales price for our shares on the Buenos Aires Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2010
November	2.52	1.94	12.84	9.85
December	1.59	1.42	8.48	7.48
2011
January	2.71	2.51	13.49	12.11
February	2.60	2.18	12.88	10.44
March	2.28	2.12	10.87	9.97
April	2.37	2.13	11.31	10.20
May(1)	2.20	2.06	10.41	9.35

(1) Represents the corresponding sale prices from May 1 through May 16.

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

Argentina’s equity markets have historically been comprised of individual investors, though in recent years, there has been an increase in the level of investment by banks and insurance companies in these markets.  The fondos comunes de inversión (Argentine mutual funds), however, still do not actively invest in local equity markets.  As of December 31, 2010, 66 companies had equity securities listed on the BCBA, of which the ten most traded companies accounted for approximately 71.4% of the total market capitalization during 2010.

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

In January 2002, pursuant to the Public Emergency Law, the Executive Power was empowered to establish a system to determine the exchange rate between the peso and foreign currencies and to formulate exchange regulations.  On February 8, 2011, pursuant to Decree No. 260/2002, the Executive Power established a single free currency market (mercado único y libre de cambios) through which all foreign currency exchange operations were to take place, and provided that foreign currency exchange operations would be made at a freely determined exchange rate, subject to certain requirements and regulations of the Central Bank.

 Beginning in January 2003, the Central Bank has gradually eased the restrictions mentioned above and expanded the list of transfers of funds abroad that do not require its prior authorization.  However, in June 2003 the Argentine government instituted restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country.

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

In addition, the decree, as supplemented by subsequent regulations, stipulates that all capital inflows of residents exceeding U.S. $2 million per month, as well as all capital inflows of non-residents settled in the local exchange market destined for local money holdings, acquisition of active or passive private sector financings  and investments in securities issued by the public sector that are acquired in secondary markets (excluding foreign direct investment, which includes capital contributions to local companies of direct investments (namely, a company in which the foreign direct investor holds at least 10% of ordinary shares or voting rights, or its equivalent), and primary offerings of debt securities issued pursuant to a public offering and listed on a self-regulated market), must meet certain requirements, including those outlined below:

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

Money Laundering

On April 13, 2000, the Argentine Congress passed Law No. 25,246 (as amended by Laws No. 26,087, 26,118 and 26,286, the Law of Money Laundering), which establishes an administrative criminal system and supersedes various sections of the Argentine Penal Code relating to money laundering.  This law defines money laundering as a crime, stating that a crime is committed whenever a person converts, transfers, manages, sells, encumbers, or otherwise uses money, or any other assets, connected with a crime in which that person has not participated, with the possible result that the original or substituted assets may appear to be of a legitimate origin, provided the value of the assets exceeds Ps. 50,000, whether such amount results from one or more transactions.

In addition, the Law of Money Laundering created the Financial Information Unit, which is charged with the handling and the transmission of information in order to prevent the laundering of assets originating from:

•	Crimes related to illegal trafficking and commercialization of narcotics (Law No. 23,737);

•	Crimes related to arms trafficking (Law No. 22,415);

•	Crimes related to the activities of an illegal association as defined in Article 210 bis of the Penal Code;

•	Illegal acts committed by illegal associations (Article 210 of the Penal Code) organized to commit crimes for with political or racial objectives;

•	Crimes of fraud against the Public Administration (Article 174, Section 5 of the Penal Code);

•	Crime against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of Book Two of the Penal Code;

•	Crimes of underage prostitution and child pornography under Articles 125, 125 bis, 127 bis and 128 of the Penal Code; and

•	Crimes related to terrorism financing (Article 213, quater of the Penal Code).

Argentina’s Law of Money Laundering, like other international money laundering laws, does not designate sole responsibility to the Argentine government for the monitoring of these criminal activities, but rather also delegates certain obligations to various private sector entities such as banks, stockbrokers, stock market entities, and insurance companies.  These obligations essentially consist of information gathering functions, such as:

•	obtaining from clients documents that indisputably prove the identity, legal status, domicile and other information, to accomplish any type of activity intended;

•	reporting any suspicious activity or operation;

•	keeping any monitoring activities in connection with a proceeding pursuant to the Money Laundering Law confidential from both clients and third parties.

In addition, Central Bank regulations require that Argentine banks undertake certain minimum procedures to prevent money laundering. CNV regulations also require that the issuers and traders of publicly traded securities in Argentina and those persons participating in financial trusts and common investment funds subject to the CNV’s control comply with certain obligations and requirements relating to money laundering prevention and to the suppression of the financing of terrorism.

Financial entities must inform the Unidad de Información Financiera (“UIF”) about any suspicious or unusual transaction, or transactions lacking economical or legal justification, or being unnecessarily complex.  The Central Bank publishes a list of “non-cooperating” jurisdictions.  The UIF has regulated the duty to report through Resolutions 37/2001 and 33/2011.  In addition, it has established guidelines and internal procedures for unusual or suspicious transactions which must be implemented by financial institutions and other entities.

CNV regulations provide that entities involved in the public offering of securities (other than issuers), including, among others, underwriters of any primary issuance of securities, must comply with the standards set by the UIF.  In particular, they must comply with the obligation regarding customer identification and required information, record-keeping, precautions to be taken to report suspicious operations, policies and procedures to prevent money laundering and terrorist financing. With respect to issuers (such as the Company), CNV regulations provide that any entity performing significant capital contributions or loans must be identified, whether or not a shareholder at the time of the contributions, and must meet the requirements for general participants in the public offering of securities, provided in the CNV regulations and the UIF regulations, especially with regards to the identification of such persons and to the origin and legality of the funds and loans provided.

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

Capital Gains Tax

Due to certain amendments made to the Argentine Income Tax Law (AITL), it is not entirely clear whether certain amendments concerning payment of income tax on capital gains arising from the sale, exchange or other disposition of shares are in effect or not. Although Opinion No. 351 of the National Treasury General Attorney Office clarified the legal status of certain matters affecting the tax treatment of capital gains certain issues still remain unclear.

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

Tax Treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland and the United Kingdom. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class B common shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be exempted from the payment of the personal assets tax.

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

Dividends

The gross amount of cash dividends that investors receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income.  Dividends paid in Argentine Pesos will be included in an investor’s income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars.  A U.S. holder will have a tax basis in such Pesos for U.S. federal income tax purposes equal to the U.S. Dollar value on the date of such receipt.  Any subsequent gain or loss in respect of such Pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income from U.S. sources for foreign tax credit purposes.  If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs before January 1, 2013 generally will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 or 2010 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2011 taxable year.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the Class B common shares will be treated as qualified dividends, because the common shares are not themselves listed on a U.S. exchange.  In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. U.S. holders of ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions of additional shares in respect of ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition

Upon a sale or other disposition of ADSs, an investor will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. Dollar value of the amount realized and such investor’s tax basis, determined in U.S. Dollars, in the ADSs.  Generally, such gain or loss realized on the sale or other disposition of ADSs will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the ADSs were held for more than one year. The ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder before January 1, 2013 generally is subject to taxation at a maximum rate of 15%.

Foreign Tax Credit Considerations

Investors should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits. If no such rules apply, investors may claim a credit against their U.S. federal income tax liability for Argentine taxes withheld from cash dividends on the ADSs, so long as they have owned the ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, investors may, at their election, deduct such Argentine taxes in computing their taxable income, subject to generally applicable limitations under U.S. tax law.  It is unclear whether the Argentine personal assets tax (as described in “—Argentine Tax Considerations”) is treated as an income tax for U.S. federal income tax purposes.  If the Argentine personal asset tax is not treated as an income tax for U.S. federal income tax purposes, a U.S. holder would be unable to claim a foreign tax credit for any Argentine personal property tax withheld.   A U.S. holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations.  The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involve the application of complex rules that depend on a U.S. holder’s particular circumstances. Investors should consult their own tax advisors regarding the creditability or deductibility of such taxes.

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

As of December 31, 2010, we had no material exposure to interest rate risk because only approximately 9.6% of our outstanding financial debt bore interest at variable rates.  In addition, we had no material exposure to commodity price risk because our commodities represented less than 1.8% of our operating expenses.

Foreign Currency Risk

We seek to hedge our exposure to exchange rate risk by maintaining cash and deposits in U.S. Dollars.  Our cash and deposits in U.S. Dollars amounted to approximately U.S. $140.3 million at December 31, 2010.  In addition, approximately 6% of our operating expenses were denominated in U.S. Dollars.  These costs were principally related to supplies, computer services, insurance and communications.

As of December 31, 2010, the potential loss to us that would result from a hypothetical 10% change in foreign currency exchange rates, after giving effect to the impact of the change on our asset and liabilities denominated in foreign currency as of December 31, 2010, was approximately Ps. 50.4 million, primarily due to the increase in the principal amount of, and debt service payments on our foreign currency indebtedness.  The effect of such change on our financial expenses is difficult to quantify given the adjustment mechanisms of the CMM and the integral tariff revision relating to our costs, both of which would be triggered indirectly by an increase in foreign currency exchange rates.

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

During the year ended December 31, 2009, the Company entered into forward and futures contracts with the aim of using them as economic instruments in order to mitigate the risk generated by the fluctuations in the US dollar rate of exchange.

In 2010, we entered into various derivative financial agreements with JP Morgan Chase Bank N.A. to hedge our exposure to fluctuations in exchange rates on our interest payments.

These derivative financial agreements provide hedging on the fluctuation of exchange rates relating to our interest payments due on April 25, 2011, October 25, 2011, April 25, 2012 and October 25, 2012 under the Senior Notes due 2022.  We have not formally qualified these transactions as coverage instruments.  For accounting purposes, we have followed the guidelines under Resolución Técnica No. 18 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE).  According to said Resolution, derivative instruments which do not qualify as coverage instruments must be recorded in our financial statements at their net realizable value (if recorded as assets) or settlement value (if recorded as liabilities).  Our income statement records the financial gains and losses associated with these instruments.  As of December 31, 2010, the economic impact of this operation implied a loss of Ps. 7.3 million, which has been accounted for under financial income and holding gains generated by liabilities, under exchange difference in the income statement, and under the line item loans under current liabilities.

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

On January 20, 2006, we launched a voluntary exchange offer and consent solicitation to the holders of our then-outstanding financial debt.  All of these holders elected to participate in the restructuring and, as a result, on April 24, 2006, we exchanged all of our then-outstanding financial debt for three series of newly-issued notes, which we refer to as the restructuring notes.  As of the date of this annual report, all of the restructuring notes have been repaid and cancelled.  For a description of our debt following the restructuring see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt.”

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

(a)  Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2010, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2010. The effectiveness of the Company´s internal control over financial reporting as of December 31, 2010 has been audited by Price Waterhouse & Co. S.R.L., an independent public accounting firm, as stated in their Report which appears here in.

(c)  Attestation Report of the Registered Public Accounting Firm

Reference is made to the report of the Price Waterhouse & Co. S.R.L. on page F-[2] of this annual report.

(d)  Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Our company adopted a code of ethics in 2003, which applies to all of our employees, including our principal executive, financial and accounting officers.  In 2009, we reviewed and updated our code of ethics, and we posted a copy of our revised code of ethics, in both English and Spanish, on our website at http://www.edenor.com.ar.

Item 16C.	Principal Accountant Fees and Services

Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers network) acted as our independent registered public accounting for the fiscal years ended December 31, 2010 and 2009.  The chart below sets forth the services rendered to the Company by Price Waterhouse & Co. S.R.L. and the fees billed in each year for those services (including related expenses), and breaks down these amounts by category of service in Pesos:

	Year ended December 31,
	2010(1)		2009(2)

Audit fees	Ps.	1,491,300	Ps.	1,439,164
Audit-related fees		451,998		122,500
Non-Audit fees		235,414		–
Total	Ps.	2,178,712	Ps.	1,561,664

(1) Includes the amount in fees billed in U.S. dollars, which, for the convenience of the reader, have been converted into Pesos at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2010 of Ps. 3.976 to U.S. $1.00.
(2) Includes the amount in fees billed in U.S. dollars, which, for the convenience of the reader, have been converted into Pesos at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2009 of Ps. 3.80 to U.S. $1.00.

All of our audit fees, audit-related fees and non-audit fees, contained in the above table were billed by Price Waterhouse & Co. S.R.L., independent registered public accounting firm.

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

Neither we nor any affiliated purchaser has engaged in share repurchases during the year ended December 31, 2010.

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
Edenor follows Argentine law, which does not require that a majority of the board of directors be comprised of independent directors.  Argentine law instead requires that public companies in Argentina have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the CNV.  As of the date of this annual report, four of Edenor’s twelve directors were independent under Argentine law and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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

Section 303A.04 Listed companies shall have a nominating / corporate governance committee composed entirely of independent directors.
Neither Argentine law nor Edenor’s bylaws require the formation of a nominating committee nor a corporate governance committee.  We note, however, that CNV corporate governance rules recommend having a nominating / corporate governance committee.

The board of directors is permitted to and often does nominate board member candidates for consideration by the shareholders, who elect the board of directors.

The entire board of directors is charged with overseeing Edenor’s corporate governance practices.

Section 303A.05 Listed companies shall have a “compensation committee” comprised entirely of independent directors.
Neither Argentine law nor Edenor’s bylaws require the formation of a “compensation committee” and Edenor has no such committee.  However, our Audit Committee is required to give an opinion about the reasonableness of a director’s fees and stock option plans (if applicable), as proposed by our Board of Directors.

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

Decree No. 677/01 (the “Transparency Decree”) requires Edenor to provide governance-related information in the annual reports to the CNV, including information relating to the decision- making organization (corporate governance), the company’s internal control system, norms for director and management compensation, and any other compensation system applying to board members and managers.  All relevant information sent by the Company to the CNV is forwarded to the CNV through the CNV’s electronic financial reporting database and may be viewed by the public on the website of CNV.

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
No similar obligation exists under Argentine legislation.  However, in accordance with Argentine law the directors of a company must annually submit for its shareholders’ approval such company’s annual report and financial statements at such company’s annual shareholders’ meeting. Also, Edenor discloses material events in regulatory filings both with the CNV in Argentina and with the SEC on form 6K in the United States (as “materiality” is understood in each of those respective jurisdictions). Under applicable rules of the NYSE, Edenor is required to disclose to the NYSE certain changes in its audit committee, including any change that affects the committee’s independence.

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
Section 303A.12(c) The listed company must submit an executed Written Affirmation annually to the NYSE.  In addition, each listed company must submit an interim written affirmation as and when required by the interim written affirmation form specified by the NYSE.
Edenor complies with the certification requirements under §303A.12(c).

PART III

Item 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

Reference is made to pages F-1 to F- of this annual report.

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

2.5
Indenture dated October 25, 2010, between Empresa Distribuidora y Comercializadora Norte S.A., as Issuer, and The Bank of New York, as Trustee, Co-Registrar and Paying Agent, and Banco Santander Río S.A., as Registrar, Transfer and Paying Agent in Argentina and Representative of the Trustee in Argentina.

8.1	List of Subsidiaries of Edenor.

12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima

By:	/s/ Luis Pablo Rogelio Pagano
	Name:	Luis Pablo Rogelio Pagano
	Title:	Chief Financial Officer
Date: June 13th, 2011

Report of Independent Registered Public Accounting Firm

To the Shareholders, President and Directors of
Empresa Distribuidora y Comercializadora Norte
Sociedad Anónima (Edenor S.A.)

In our opinion, the accompanying balance sheet and the related statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Edenor S.A. at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15 to the Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the financial statements.

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

Autonomous City of Buenos Aires, June 13, 2011.

PRICE WATERHOUSE & CO. S.R.L.
Carlos Martín Barbafina (Partner)

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2009

(stated in thousands of pesos)

	2010	2009
CURRENT ASSETS
Cash and banks	8,611	8,685
Investments (Note 27 Exhibit D)	668,232	219,687
Trade receivables (Note 4)	421,193	389,236
Other receivables (Note 5)	43,361	61,098
Supplies	12,407	14,854
Total Current Assets	1,153,804	693,560

NON-CURRENT ASSETS
Trade receivables (Note 4)	45,531	87,047
Other receivables (Note 5)	119,249	88,756
Investments in other companies (Note 27 Exhibit C)	415	408
Supplies	23,249	18,584
Property, plant and equipment (Note 27 Exhibit A)	3,689,482	3,482,386
Total Non-Current Assets	3,877,926	3,677,181

Total Assets	5,031,730	4,370,741

	2010	2009
CURRENT LIABILITIES
Trade accounts payable (Note 6)	378,505	347,782
Loans (Note 7)	54,108	82,988
Salaries and social security taxes (Note 8)	180,432	118,377
Taxes (Note 9)	111,080	140,301
Other liabilities (Note 10)	4,542	8,012
Accrued litigation (Note 27 Exhibit E)	57,832	62,813
Total Current Liabilities	786,499	760,273

NON-CURRENT LIABILITIES
Trade accounts payable (Note 6)	50,984	46,854
Loans (Note 7)	1,035,113	707,499
Salaries and social security taxes (Note 8)	50,633	43,673
Taxes (Note 9)	8,989	9,374
Other liabilities (Note 10)	984,518	610,775
Accrued litigation (Note 27 Exhibit E)	6,816	10,084
Total Non-Current Liabilities	2,137,053	1,428,259
Total Liabilities	2,923,552	2,188,532

SHAREHOLDERS' EQUITY (as per related statements)	2,108,178	2,182,209
Total Liabilities and Shareholders' Equity	5,031,730	4,370,741

The accompanying notes 1 through 28 are an integral part of these financial statements.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(stated in thousands of pesos)

	2010	2009	2008
Net sales (Note 11)	2.173.644	2.077.860	2.000.198
Electric power purchases	(1.069.747)	(1.003.362)	(934.660)

Gross margin	1.103.897	1.074.498	1.065.538

Transmission and distribution expenses (Nota 27 Exhibit H)	(636.289)	(548.583)	(497.870)
Selling expenses (Nota 27 Exhibit H)	(194.236)	(158.956)	(126.016)
Administrative expenses (Nota 27 Exhibit H)	(178.897)	(144.034)	(111.736)

Subtotal	94.475	222.925	329.916

Other (Expenses) Income, net (Note 12)	(9.810)	23.290	(29.825)

Financial income (expenses) and holding gains (losses)
Generated by assets
Exchange difference	7.412	21.402	8.139
Interest	28.372	16.204	9.772
Holding results (Note 22)	(14.680)	37.589	(7.300)
Tax on financial transactions	(16.048)	(13.352)	(10.950)
Generated by liabilities
Financial expenses	(12.484)	(11.713)	(9.964)
Exchange difference	(40.278)	(99.096)	(92.707)
Interest	(91.335)	(87.739)	(95.273)
Tax on financial transactions	(21.120)	(19.181)	(16.051)
Adjustment to present value of the retroactive tariff increase arising from the application of the new-electricity race schedule and other receivables (Notes 13)	11.581	3.413	13.454
Adjustment to present value of notes (Note 3.j)	(4.198)	(5.243)	(8.457)
(Loss) Gain from the purchase of notes	(7.054)	81.455	93.535

Net (Loss) Income before taxes	(75.167)	169.954	184.289
Income tax (Note 3.m)	1.136	(79.311)	(61.174)

Net (loss) income for the year	(74.031)	90.643	123.115

(Losses) Earnings per common share	(0,082)	0,101	0,137

The accompanying notes 1 through 28 are an integral part of these financial statements.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(stated in thousands of pesos)

	Shareholders' contributions						Retained earnings
	Nominal Value (Note 16.a)	Adjustment to Capital	Additional Paid-in Capital	Nominal Value Treasury Stock Note 1	Adjustment to Capital Treasury Stock Note 1	Total	Appropriated Retained Earnings Legal Reserve	Unappropriated (Accumulated Deficit) Retained Earnings	Total

Balance as of December 31, 2007	906.455	996.489	106.928	-	-	2.009.872	53.320	(88.611)	1.974.581

Absorption of accumulated deficit resolved by the Shareholders’ Meeting held on April 15, 2008	-	-	(88.611)	-	-	(88.611)	-	88.611	-

Acquisition of treasury shares	(9.412)	(10.347)	-	9.412	10.347	-	-	(6.130)	(6.130)

Net income for the year	-	-	-	-	-	-	-	123.115	123.115

Balance as of December 31, 2008	897.043	986.142	18.317	9.412	10.347	1.921.261	53.320	116.985	2.091.566

Absorption resolved by the General Annual Meeting held on March 31, 2009 (Note 16.d)							6.156	(6.156)	-

Net income for the year	-	-	-	-	-	-	-	90.643	90.643

Balance as of December 31, 2009	897.043	986.142	18.317	9.412	10.347	1.921.261	59.476	201.472	2.182.209

Absorption resolved by the General Annual Meeting held on April 7, 2010 (Note 16.d)	-	-	-	-	-	-	4.532	(4.532)	-

Net loss for the year	-	-	-	-	-	-	-	(74.031)	(74.031)

Balance as of December 31, 2010	897.043	986.142	18.317	9.412	10.347	1.921.261	64.008	122.909	2.108.178

The accompanying notes 1 through 28 are an integral part of these financial statements.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(stated in thousands of pesos)

	2010	2009	2008
Cash flows from operating activities
Net (loss) income for the year	(74.031)	90.643	123.115

Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Depreciation of property, plant and equipment (Note 27 Exhibit A)	178.380	175.419	170.263
Retirement of property, plant and equipment (Note 27 Exhibit A)	1.125	2.763	1.910
Gain from the sale of real property (Notes 3.g and 12)	(5.266)	0	0
Gain from investments in related company SACME S.A. (Note 27 Exhibit C)	(7)	(11)	(7)
Loss (gain) from investments	(55.650)	26.379	(4.310)
Gain (loss) from the purchase and redemption of notes (Note 14)	7.054	(81.455)	(93.535)
Adjustment to present value of notes (Note 3.j)	4.198	5.243	8.457
Exchange difference and interest on loans	49.512	178.586	232.743
Recovery of the accrual for tax contingencies (Note 27 Exhibit E)	-	(35.553)	-
Income tax (Note 3.m)	(1.136)	79.311	61.174
Allowance for doubtful accounts (Note 27 Exhibit E)	16.313	13.547	17.107
Recovery of allowance for doubtful accounts (Note 27 Exhibit E)	-	(26.956)	(24.016)
Allowance for other doubtful accounts (Note 27 Exhibit E)	4.891	3.335	1.673
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other receivables (Note 13)	(11.581)	(3.413)	(13.454)

Changes in assets and liabilities:
Net decrease (increase) in trade receivables	245	48.070	(49.454)
Net decrease (increase) in other receivables	(275)	5.342	(33.350)
(Increase) decrease in supplies	(2.218)	(3.889)	7.384
Increase in trade accounts payable	34.853	15.221	27.797
Increase in salaries and social security taxes	69.015	27.173	50.279
(Decrease) increase in taxes	(45.842)	(56.915)	26.380
Increase in other liabilities	370.273	239.118	78.077
Net increase in accrued litigation	(8.249)	10.616	15.123

Financial interest paid (net of interest capitalized) (Notes 3.g and 18.b)	(64.908)	(76.827)	(62.685)
Financial and commercial interest collected (Note 18.b)	60.232	32.230	6.872
Net cash flows provided by operating activities	526.928	667.977	547.543

Cash flows from investing activities
Collection of property, plant and equipment sold (Note 12 and Note 27 Exhibit A)	7.435	0	0
Additions of property, plant and equipment (1)	(388.770)	(404.165)	(325.380)
Net cash flows used in investing activities	(381.335)	(404.165)	(325.380)

Cash flows from financing activities
Decrease (increase) in current and non current investments	0	13.614	(67.893)
Adquisition of treasury shares (Note 1)	0	0	(6.130)
Net increase (decrease) in loans	302.878	(175.453)	(122.939)
Net cash flows provided by (used in) financing activities	302.878	(161.839)	(196.962)

Net increase in Cash and Cash Equivalents	448.471	101.973	25.201
Cash and Cash Equivalents at the beginning of year	228.372	126.399	101.198
Cash and Cash Equivalents at the end of year	676.843	228.372	126.399

(1) Net of 145 and 8.276 related to the Software lease agreement (Note 3.g) as of December 31, 2009 and 2008, respectively and, 2,066 Capital investments fund -CAMMESA (Note 17.b) as of December 31, 2008.

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

On April 28, 2006, the Company’s Board of Directors decided to initiate the public offering of part of the Company’s capital stock in local and international markets, including, but not limited to the trading of its shares on the Buenos Aires Stock Exchange (BCBA) and the New York Stock Exchange (NYSE), United States of America.

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

The Company was notified that on June 22, 2007, the shareholders of Dolphin Energía S.A. and IEASA S.A. (that own 100% of the stock of Electricidad Argentina S.A., the controlling company of Edenor) and Pampa Energía S.A. entered into a memorandum of understanding whereby it was agreed that the totality of the capital stock of Dolphin Energía S.A. and IEASA S.A. would be exchanged for common shares of Pampa Energía S.A.

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

On October 23, 2008, the Company’s Board of Directors decided to launch a public offering for the acquisition of the Company’s own shares pursuant to both the terms of Section 29, Chapter XXVII, Book 9 of the National Securities Commission’s regulations and the provisions of Section 68 of Law No. 17,811 (text consolidated by Decree No. 677/2001).

The shares acquired by virtue of the aforementioned provisions shall be sold by the Company within a maximum period of three years as from acquisition date, unless such period is extended by the Ordinary Shareholders’ Meeting. On March 3, 2011, the Company held the General Annual Meeting which resolved by majority of votes to extend for 3 years the term for holding the treasury shares acquired within the framework of section 68 of Decree No. 677/01.

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

On November 14, 2008, the Company’s Board of Directors decided to continue with the acquisition process of the Company’s own shares through market transactions in accordance with the terms of section 68 of Law No. 17,811 (text consolidated by Decree No. 677/2001) and the CNV’s Regulations. This decision was taken firstly because the reasons that motivated the acquisition process through the public offering mechanism previously described continue to exist, and secondly because such mechanism would provide the Company with more flexibility to determine the purchase price of its own shares in a context of high volatility in the market value of shares in general.

As of December 31, 2008 the Company acquired, through both acquisition processes, a total of 9,412,500 class B shares with a nominal value of 1 peso each at an acquisition cost of 6,130.

On March 17, 2009, the 120-calendar-day period stipulated in the terms and conditions for the repurchase of treasury shares, that had commenced on November 18, 2008, came to an end.

As of December 31, 2010 and 2009, the Company’s capital stock, represented by 906,455,100 shares is comprised of the following (Note 16.a):

	2010	2009
Holder	Number of shares		Class	% held
EASA (1)	462,292,111	462,292,111	“A”	51.00
Market in general (2)	442,210,366	442,210,356	“B”	48.78
Banco Nación (3)	1,952,604	1,952,604	“C”	0.22
New Equity Ventures LLC	19	19	“B”	0
EDF Internacional S.A.	0	10	“B”	0

(1) The shares are pledged in favor of the Argentine Government as evidenced by the certificate issued by Caja de Valores.
(2) Includes 9,412,500 treasury shares as of December 31, 2010 and 2009.
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

Financial statements presentation

These financial statements have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”), which differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and the Regulation S-X of the Securities and Exchange Commission (“SEC”).  A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company is set forth in Note 28 to these financial statements.

The amounts of these financial statements are stated in thousands of Argentine pesos.

As from January 1, 2003 and as required by General Resolution No. 434/03 of the CNV, the Company reports the results of its operations, determines the values of its assets and liabilities and determines its profit and loss in conformity with the provisions of Technical Resolutions (TR) Nos. 8, 9 and 16 through 18 (consolidated text June 2003). As from January 1, 2004, the Company has applied the provisions of TR No. 21 of the Argentine
Federation of Professional Councils in Economic Sciences (FACPCE) as adopted by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA), with specific few exceptions and clarifications introduced by General Resolution No. 459/04 of the CNV.

The CNV, through its General Resolutions Nos. 485/05 and 487/06, decided to implement certain changes in the Argentine GAAP effective for fiscal years or interim periods beginning as from January 1, 2006, by requiring the application of TR Nos. 6, 8, 9, 11, 14, 16, 17, 18, 21, 22 and 23 and Interpretations 1, 2, 3, and 4, of the FACPCE with the amendments introduced by such Federation through April 1, 2005 (Resolution No. 312/05) and adopted by the CPCECABA (Resolution CD No. 93/05) with certain amendments and clarifications.

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

With regard to the impact of the application of the change mentioned in the preceding paragraph under (i) on the Company’s property, plant and equipment, said change does not have a significant impact on the Company’s financial position or the results of operations for the year ended December 31, 2010, given that the fair value (defined as the discounted value of net cash flows arising from both the use of the assets and their final disposal) exceeds their recorded value (Note 3.g).

With regard to item (ii), the Company has decided to disclose said effect in a note to the financial statements. Had the Company chosen to recognize the effect of the adjustment for inflation of its property, plant and equipment as a temporary difference, as of December 31, 2010 a deferred tax liability of approximately 358,263 and a credit to the results of operations for the year, under the income tax account, amounting to 24,978, would have been recorded (Note 3.m).

Additionally, had the Company elected to recognize a deferred tax liability, in subsequent years, the Company would have recorded an income tax expense that would have been lower than the income tax expense that will be recorded as a result of maintaining the criterion applied up to the moment, whose distribution in subsequent years has been estimated as follows:

Year	Effect on deferred tax result Nominal value
2011	21,826
2012	21,043
2013 – 2017	93,840
2018 – 2022	82,209
Remainder	139,345
Total	358,263

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

Additionally, on July 1, 2010, the CNV issued Resolution No. 576 which provides solutions to, corrections and further explanation of those aspects concerning Resolution No. 562 about which the issuers of financial statements had raised objections or asked for clarification.

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

3.	VALUATION CRITERIA

The main valuation criteria used in the preparation of these financial statements are as follow:

a)	Cash and banks:

-	In local currency: at nominal value.
-	In foreign currency: at the exchange rates in effect as of the end of each year. The corresponding detail is disclosed in Note 27 Exhibit G.

b)	Current investments:

-	Time deposits, which include the portion of interest income accrued through the end of each year.
-	Money market funds, which have been valued at the prevailing market price as of the end of each year.
-	Corporate notes and Shares, which have been valued at the prevailing market price as of the end of each year.

c)	Trade receivables:

-	Services rendered and billed but not collected, and services rendered but unbilled as of the end of each year, at nominal value, except for those indicated in the following paragraphs;
-
Services rendered but unbilled as of the end of each year, arising from the retroactive increase deriving from the application of the electricity rate schedule resulting from the Temporary Tariff Regime (RTT) (Note 17.b) have been valued on the basis of the best estimate of the amount to be collected, discounted at a 10.5% annual nominal rate, which, in accordance with the Company’s criterion, reasonably reflected market assessments of the time value of money and risks specific to the receivable at the time of their initial measurement.

The amounts thus determined:

1.	are net of an allowance for doubtful accounts, as described in more detail in paragraph h) of this Note.
2.	consider the effects of that which is stated in Note 13.

d)	Other receivables and liabilities (excluding loans):

-	In local currency: at nominal value.
-	In foreign currency: at the exchange rates in effect as of the end of each year (Note 27 Exhibit G).

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

Liabilities, excluding loans, have been valued at nominal value including, if any, interest expense accrued as of the closing date of each year. The values thus obtained do not differ significantly from those that would have been obtained if the Argentine GAAP had been applied, inasmuch as they establish that they must be valued at their estimated cash price at the time of the transaction, plus interest and implicit financing components accrued on the basis of the internal rate of return determined at such opportunity.

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

-
50% interest held in the related company SACME S.A. (a company organized by means of equal contributions by distribution companies EDENOR S.A. and EDESUR S.A. in accordance with the Bid Package). SACME S.A. is in charge of monitoring the electric power supplied to the aforementioned distributors.  As of December 31, 2010 and 2009, the investment in SACME has been recorded at its equity value (Note 27 Exhibit C).

In order to determine the equity value, the audited financial statements of SACME S.A. as of December 31, 2010 and 2009 have been used. The accounting principles used by SACME are similar to those applied by EDENOR for the preparation of its financial statements.

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

In accordance with the provisions of TR No. 17, financial costs in relation to any given asset may be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period;  the necessary activities to put the asset in a condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or start up of other assets, depending on the purpose pursued with its production, construction, assembly or completion. The Company capitalized financial costs on property, plant and equipment from 1997 to 2001, from 2006 through 2009 and during the year ended December 31, 2010. Financial costs capitalized for the years ended December 31, 2010 and 2009 amounted to 19.522 and 24,966, respectively.

During the years ended December 31, 2010 and 2009, direct and indirect costs capitalized amounted to 57,443 and 49,566 respectively.

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

For this concept, the Company has recorded 11,849 in the Property, plant and equipment account (Note 27 Exhibit A) as of December 31, 2009; 3,744 in Other Liabilities under Other (Note 10) as of December 31, 2009, and 256 and 1,088 in the Statement of Income under Financial interest as of December 31, 2010 and 2009, respectively.

In the year ended December 31, 2010, the Company sold the real property located at 837, 839, and 845 Juan B. Justo Street of the City of Buenos Aires for a total price of US$ 2,000,000.

This transaction resulted in a gain, net of expenses, of 5,266 which has been included in the Other (Expense) Income account under Gain from the sale of real property (Note 12).

The recorded value of property, plant and equipment, taken as a whole, does not exceed their recoverable value as of the end of each year.

h)	Allowances (Note 27 Exhibit E):

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

The evolution and balances of allowances have been disclosed in Note 27 Exhibit E.

i)	Accrued litigation:

Amounts have been accrued for several contingencies.

1)
The Company is a party to certain lawsuits and administrative proceedings in several courts and government agencies, including certain tax contingencies arising from the ordinary course of business.  The Argentine tax authority (“AFIP”) had challenged certain income tax deductions related to allowances for doubtful accounts made by the Company on its income tax returns for fiscal years 1996, 1997 and 1998, and had assessed additional taxes for approximately 9,300. Tax related contingencies were subject to interest charges and, in some cases, to fines. For these concepts, the Company had recorded an accrual for 29,521. This matter was on appeal to the Federal Tax Court and the National Appellate Court in Contentious and Administrative Federal Matters. During the appeal process, payment of such claim had been suspended.

On April 27, 2009, the Company adhered to the tax regularization plan established in Law No. 26,476. The main features of the aforementioned moratorium are as follow:
- Waiver of fines and penalties on which no final judgment has been issued at the time of adherence to the regularization plan;
- Waiver of late payment/default and penalty interest in the amount exceeding 30% of the principal owed;
- An initial payment equal to 6% of the debt existing at the time of adherence to the regularization plan;
- The remaining balance payable in 120 monthly installments with a 0.75% monthly interest rate.
- 30% to 50% reduction in tax agents and AFIP attorneys’ fees.
In accordance with the assessment of the tax regularization plan, the Company’s debt amounted to 12,122 plus 868 of court costs. As of December 31, 2010, the Company paid for this concept an amount of 2,637, thus the remaining balance of the Company’s debt totals 10,353 (Note 9).

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

The evolution and balances of the accrued litigation account have been disclosed in Note 27 Exhibit E.

j)	Loans:

As of each year-end, the notes issued in United States dollars (Note 14) have been valued on the basis of the best estimate of the amount to be paid, discounted at a rate that reasonably reflects market assessments of the time value of money and specific debt risks, net of issuance expenses.

The adjustment to present value of future cash flows of the notes, at the market rate in effect at the time of the initial measurement, generated losses of 4,198 and 5,243 as of December 31, 2010 and 2009, respectively.

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

“Derivative financial instruments” (Note 23) have been valued in accordance with the provisions of section 2 of Technical Resolution No. 18 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), which require that all derivative financial instruments be recognized as assets and/or liabilities at their fair value, regardless of whether they are designated as hedging instruments or not.
Furthermore, the changes in the accounting basis of financial instruments -Corporate Notes- have been recognized by the Company in the Financial income (expense) and holding gains (losses) generated by liabilities account of the Statement of Income as of December 31, 2010 under Exchange difference (Note 23.a), whereas the changes in the accounting basis of financial instruments -Forward and futures contracts- have been recognized by the Company in the Financial income (expense) and holding gains (losses) generated by assets account of the Statement of Income as of December 31, 2010 and 2009 under Holding results (Note 23.b) both with a contra-account in Current Liabilities – Loans under Derivative financial instruments (Note 7).

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
-
The adjustment to present value of trade receivables related to the application of the retroactive tariff increase agreed upon in the Adjustment Agreement and other trade receivables is stated at nominal value.

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

The reconciliation between the income tax as charged to the statement of income for the years ended December 31, 2010, 2009 and 2008, and the amount that would result from applying the tax rate in effect (35%) to the (loss) income before taxes for each year, is as follows:

	2010	2009	2008
(Loss) Income for the year before taxes	(75,167)	169,954	184,289
Applicable tax rate	35%	35%	35%
(Loss) Income for the year at the applicable tax rate	(26,308)	59,484	64,501
Permanent differences:
Adjustment for inflation of property, plant and equipment	24,978	26,980	30,404
Accruals and other	194	(7,153)	(33,731)
Total income tax (benefit) charge for the year	(1,136)	79,311	61,174
Adjustment Income tax return	0	1,636	0
Variation between deferred assets (liabilities) charged to (loss) income	17,371	14,623	38,571
Income tax for the year	16,235	95,570	99,745

Additionally, the breakdown of deferred tax assets and liabilities as of December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
Non-current deferred tax assets
Tax-loss carry forward	11,586	4,293	8,316
Accruals	162,053	127,033	74,823
Other	13,532	14,058	15,577
	187,171	145,384	98,716

	2010	2009	2008
Non-current deferred tax liabilities
Property, plant and equipment and other	(82,725)	(58,309)	(17,948)

Net deferred tax assets	104,446	87,075	80,768

	2010	2009	2008
Net deferred tax assets - Initial balance	87,075	80,768	42,197
Use of tax loss carryforward	0	(8,316)	0
Variation between deferred assets (liabilities) charged to (loss) income	17,371	14,623	38,571
Net deferred tax assets - Ending balance	104,446	87,075	80,768
Furthermore, as of December 31, 2010, the Company has determined a minimum presumed income tax charge of 12,926 (Note 5).

n)	Operating leases:

As lessee, EDENOR has lease contracts (buildings) which classify as operating leases.

Common characteristics of these lease contracts are that lease payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the lease contract of the Handling and Energy Transformation Center that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating lease contracts have cancelable terms and lease periods of two to thirteen years.

Buildings are for commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Handling and Energy Transformation Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras substation.

As of December 31, 2010, 2009 and 2008, future minimum lease payments with respect to operating leases are as follow:

	2010	2009	2008
2009	0	0	6,031
2010	0	8,400	5,934
2011	6,748	2,645	2,275
2012	8,659	336	259
2013	8,470	209	203
2014	8,406	147	147
2015	2,900	147	0
2016	147	0	0
Total future minimum lease payments	35,330	11,884	14,849

Total rental expenses for all operating leases for the years ended December 31, 2010, 2009 and 2008 are as follow:

	2010	2009	2008
Total lease expenses	13,130	8,478	5,013

As lessor, Edenor has entered into operating lease contracts with certain cable television companies granting them the right to use the poles of the Company’s network. Most of such lease contracts include automatic renewal clauses.

As of December 31, 2010, 2009 and 2008, future minimum lease collections with respect to operating leases are as follow:

	2010	2009	2008
2009	0	0	10,303
2010	0	12,831	1,490
2011	20,898	12,294	0
2012	1,924	2,167	0
2013	89	75	0
2014	20	18	0
Total future minimum lease collections	22,931	27,385	11,793

Total rental income for all operating leases for the years ended December 31, 2010, 2009 and 2008, is as follows:

	2010	2009	2008
Total lease income (Note 11)	18,114	13,582	10,463

o)	Labor cost liabilities and early retirements payable:

They include the following charges:
-	for supplementary benefits of leaves of absence derived from accumulated vacation,
-
for seniority-based bonus to be granted to employees with a specified number of years of employment, as stipulated in collective bargaining agreements in effect. As of December 31, 2010 and 2009, the accrual for such bonuses amounted to 12,432 and 9,064, respectively (Note 8), and for other personnel benefits (pension plan) to be granted to employees upon retirement, as stipulated in collective bargaining agreements in effect. As of December 31, 2010 and 2009, the accrual for these benefits amounted to 31,356 and 24,820, respectively (Note 8).

Liabilities related to the above-mentioned seniority-based bonus and other personnel benefits (pension plans) to be granted to employees, have been determined taking into account all rights accrued by the beneficiaries of both plans as of December 31, 2010 and 2009, respectively, on the basis of actuarial studies conducted by an independent actuary as of December 31, 2010 and 2009. Such liabilities have been disclosed under the “Salaries and social security taxes” account as seniority-based bonus and other personnel benefits, respectively (Note 8).

Early retirements payable corresponds to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which as of December 31, 2010 and 2009 amount to 6,165 and 6,185  (current) and 6,845 and 9,789  (non-current), respectively (Note 8).

The periodical components of the personnel benefits plan for the years ended December 31, 2010, 2009 and 2008 are as follow:

	2010	2009	2008
Cost	1,828	1,608	1,488
Interest	7,825	4,843	4,441
Amortization of recognized net actuarial loss	814	1,314	779
	10,467	7,765	6,708

The detail of the variations in the Company’s payment commitments under the personnel benefits plan as of December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
Payment commitments under the personnel benefits plan at the beginning of the year	31,195	26,623	19,083
Cost	1,828	1,608	1,488
Interest	7,825	4,843	4,441
Actuarial income (loss)	4,572	(886)	3,638
Benefits paid to participating employees	(3,928)	(993)	(2,027)
Payment commitments under the personnel benefits plan at the end of the year	41,492	31,195	26,623

Payment commitments under the personnel benefits plan at the end of the year	41,492	31,195	26,623
Unrecognized net actuarial loss	(10,136)	(6,375)	(8,575)
Total personnel benefits plan (Note 8)	31,356	24,820	18,048

Actuarial assumptions used were the following:

	2010	2009	2008
Discount rate	24%	25%	18%
Salary increase	15%	15%	15%
Inflation	18%	11.5%	11,5%

The actuarial method used by the Company is the “Projected Unit Credit Method”.

As of December 31, 2010, 2009 and 2008, the Company does not have any assets related to the personnel benefits plan (pension plan).

p)	Customer deposits and contributions:

Customer deposits:

Under the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:
1.	When the power supply is requested and the user is unable to provide evidence of his legal ownership of the premises;
2.	When service has been suspended more than once in one-year period;
3.	When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).
4.	When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

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

During the year ended December 31, 2007, the Company recognized revenues from the retroactive tariff increase deriving from the application of the electricity rate schedule resulting from the Temporary Tariff Regime (RTT) to non-residential consumption for the period of November 2005 through January 31, 2007 (Note 17.b) as it was during this fiscal year that the new electricity rate schedule, applicable as from February 1, 2007, was approved by Resolution No. 51/2007 of the ENRE.

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

By Note No. 1383 dated November 26, 2008 of the National Energy Secretariat, the National Regulatory Authority for the Distribution of Electricity was instructed to consider the earmarking of the funds deriving from the application of the Cost Monitoring Mechanism (MMC) corresponding to the period May 2007 through October 2007 whose recognition was pending, and to allow that such funds be deducted from the excess funds deriving from the application of the Program for the Rational Use of Electric Power (PUREE), in accordance with the provisions of Resolution No. 1037/2007 of the National Energy Secretariat.

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

s)	Losses - Earnings per share:

It has been computed on the basis of the number of shares outstanding as of December 31, 2010 and 2009 which amounts to 897,042,600 (net of the treasury shares as of December 31, 2010 and 2009 for 9,412,500). There is no earning (loss) per share dilution, as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

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

The Company operates mainly in Argentina. Its business may be affected by inflation, currency devaluation, regulations, interest rates, price controls, changes in governmental economic policies, taxes and other political and economic-related issues affecting the country. The majority of the Company’s assets are either non-monetary or denominated in Argentine pesos, whereas the majority of its liabilities are denominated in U.S. dollars. As of December 31, 2010, a minimum portion of the Company’s debts accrues interest at floating rates; consequently the Company’s exposure to interest rate risk is limited (Note 14).

As of December 31, 2010 and 2009, the Company has entered into forward and futures contracts with the aim of mitigating the risk generated by the fluctuations in the US dollar rate of exchange (Notes 5, 7 and 23.b).

Additionally, as of December 31, 2010, the Company has carried out transactions with derivative financial instruments with the aim of hedging the exchange rate of the amounts in foreign currency that it will have to pay in the next four interest payment dates of its financial debt, Class 9 Fixed Rate Par Notes (Notes 3.j, 7 and 23.a).

v)	Concentration risks:

Related to customers

The Company’s accounts receivable derive primarily from the sale of electric power.

No single customer accounted for more than 10% of sales for the years ended December 31, 2010 and 2009. The collectibility of trade receivables balances related to the Framework Agreement, which amount to 33,047 and 54,823 as of December 31, 2010 and 2009, respectively, as disclosed in Notes 4 and 13, is subject to compliance with the terms of such agreement.

Related to employees who are union members

As of December 31, 2010 and 2009, approximately 80% of the Company’s employees were union members. Although the relationship with unions is currently stable, the Company may not ensure that there will be no work disruptions or strikes in the future, which could have a material adverse effect on the Company’s business and the results of operations. Furthermore, collective bargaining agreements signed with unions expired at the end of the 2007 fiscal year. There is no guarantee that the Company will be able to negotiate new collective bargaining agreements under the same terms as those currently in place or that there will be no strikes before or during the negotiation process.

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

Certain amounts disclosed in the financial statements as of December 31, 2009 have been reclassified for comparative purposes, following the disclosure criteria used for the financial statements as of December 31, 2010.

Such reclassifications do not imply any changes in shareholders’ equity as of December 31, 2009 and/or in the results of operations for the year ended as of that date.

4.	TRADE RECEIVABLES

The detail of trade receivables as of December 31, 2010 and 2009 is as follows:

	2010	2009
Current:

Receivables from sales of electricity:
Billed	216,749	181,595

	2010	2009
Unbilled
Sales of electricity	149,046	139,181
Retroactive tariff increase arising from the application of the new electricity rate schedule (Note 17.b item d)	21,442	37,391
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule (Note 3.c)	(1,170)	(2,516)
Framework Agreement (Notes 3.v and 13)	33,047	36,273
Adjustment to present value of Framework Agreement (Note 13)	0	(1,406)
Framework Agreement - Payment plan agreement with the Province of Bs. As. (Note 13)	0	2,292
National Fund of Electricity (Note 17.a)	3,437	2,840
Bonds for the cancellation of debts of the Province of Bs. As. (Note 13)	8,743	0
Specific fee payable for the expansion of the network, transportation and others (Note 17.b)	4,477	2,459
In litigation	14,681	10,815
Subtotal	450,452	408,924
Less:
Allowance for doubtful accounts (Note 27 Exhibit E)	(29,259)	(19,688)
	421,193	389,236

Non-Current:
Receivables from sales of electricity:
Unbilled
Sales of electricity	45,531	45,531
Retroactive tariff increase arising from the application of the new electricity rate schedule (Note 17.b item d)	0	31,795
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule (Note 3.c)	0	(4,119)
Framework Agreement (Notes 3.v and 13)	0	18,550
Adjustment to present value of Framework Agreement (Note 13)	0	(4,710)
	45,531	87,047

5.  OTHER RECEIVABLES

The detail of other receivables as of December 31, 2010 and 2009 is as follows:

	2010	2009
Current:

Prepaid expenses (1)	4,625	2,800
Advances to suppliers	4,014	142
Advances to personnel	6,276	6,396
Related parties (Note 15)	4,169	1,604
Receivables from activities other than the main activity (2)	23,321	20,402
Allowance for other doubtful accounts (Note 27 Exhibit E)	(12,799)	(7,908)
Initial margins and other (3)	0	32,544
Tax on financial transactions	3,693	682
Other (4)	10,062	4,436
	43,361	61,098

	2010	2009
Non-current:

Prepaid expenses	1,199	1,439
Net deferred tax assets (Note 3.m)	104,446	87,075
Tax on minimum presumed income (net of advances and payments on account)	12,283	0
Other	1,321	242
	119,249	88,756

(1)	Includes 70 and 447 in foreign currency (Note 27 Exhibit G) as of December 31, 2010 and 2009, respectively.
(2)	Includes 3,970 and 1,367 in foreign currency (Note 27 Exhibit G) as of December 31, 2010 and 2009, respectively.
(3)	Related to initial margins on derivative financial instruments (Notes 3.u and 23.b), 22,899 of which are denominated in foreign currency (Note 27 Exhibit G) as of December 31, 2009.
(4)	Includes 607 and 129 in foreign currency (Note 27 Exhibit G) as of December 31, 2010 and 2009, respectively.

6.	TRADE ACCOUNTS PAYABLE

The detail of trade accounts payable as of December 31, 2010 and 2009 is as follows:

	2010	2009
Current:

Payables for purchase of electricity and other purchases (1)	221,626	214,693
Unbilled electric power purchases	111,860	92,945
Customer contributions (Note 3.p)	33,965	28,874
Other (2)	11,054	11,270
	378,505	347,782
Non-Current:

Customer deposits (Note 3.p)	49,129	44,179
Other (3)	1,855	2,675
	50,984	46,854

(1)
Includes 20,053 and 29,034 in foreign currency (Note 27 Exhibit G) as of December 31, 2010 and 2009, respectively. Also, includes balances with SACME S.A. for 1,392 and 1,000 as of December 31, 2010 and 2009, respectively, and balances with Préstamos y Servicios S.A. for 8 as of December 31, 2010 (Note 15).

(2)	Includes 821 and 683 as of December 31, 2010 and 2009, respectively related to the debt recognition and refinancing agreement entered into with the ONABE (Note 17.c).
(3)	Debt recognition and refinancing agreement entered into with the ONABE (Note 17.c).

7.	LOANS

The detail of loans as of December 31, 2010 and 2009 is as follows:

	2010	2009
Current:
Financial loans:
Principal	0	43,333

	2010	2009
Interest	0	305
Subtotal debt for financial loans	0	43,638

Corporate Notes (Note 14):
Floating Rate Par Notes – Class 8	23,285	17,464
Interest (1)	21,237	15,885
Floating Rate Par Notes – Class A (2)	2,505	0
Derivative financial instruments (Notes 3.u, 3.j, 23.a and 23.b)	7,253	6,001
Subtotal debt for corporate notes	54,280	39,350
Adjustment to present value of notes (Note 3.j)	(172)	0
Debt for Corporate Notes at present value	54,108	39,350
	54,108	82,988
Non-current:

Corporate Notes (Note 14):
Floating Rate Par Notes – Class 8	34,951	58,236
Fixed Rate Notes – Class 7 (2)	98,446	565,022
Fixed and Incremental Rate Par Notes – Class A (2)	0	58,091
Floating Rate Par Notes – Class A (2)	47,813	48,093
Fixed Rate Notes – Class 9 (2) (3)	871,476	0
Subtotal debt for corporate notes	1,052,686	729,442
Adjustment to present value of notes (Note 3.j)	(17,573)	(21,943)
Debt for Corporate Notes at present value	1,035,113	707,499
	1,035,113	707,499

(1)	Includes 19,691 and 13,996 in foreign currency (Note 27 Exhibit G) as of December 31, 2010 and 2009, respectively.
(2)	In foreign currency (Note 27 Exhibit G) as of December 31, 2010 and 2009.
(3)	Net of issuance expenses for 44,202.

8.	SALARIES AND SOCIAL SECURITY TAXES

The detail of salaries and social security taxes as of December 31, 2010 and 2009 is as follows:

	2010	2009
Current:

Salaries payable and accruals	160,616	101,435
Social Security (ANSES)	13,651	10,757
Early retirements payable (Note 3.o)	6,165	6,185
	180,432	118,377
Non-Current (Note 3.o):

Personnel Benefits Plan	31,356	24,820
Seniority-based bonus	12,432	9,064
Early retirements payable	6,845	9,789
	50,633	43,673

9.	TAXES

The detail of taxes as of December 31, 2010 and 2009 is as follows:

	2010	2009
Current:

Provincial, municipal and federal contributions and taxes	32,024	28,957
Value Added Tax (VAT)	30,901	28,554
Income tax and tax on minimum presumed income (net of advances, withholdings and payments on account) (Note 3.m)	0	37,867
Withholdings	9,798	9,464
Municipal taxes	27,159	24,693
Tax regularization plan Law No. 26,476 (Note 3.i.1)	1,364	1,261
Other	9,834	9,505
	111,080	140,301

Non-Current:

Tax regularization plan Law No. 26,476 (Note 3.i.1)	8,989	9,374

10.	OTHER LIABILITIES

The detail of other liabilities as of December 31, 2010 and 2009 is as follows:

	2010	2009
Current:

Other (1)	4,542	8,012
	4,542	8,012
Non-current:

ENRE penalties and discounts (Note 17 a and b)	455,421	377,456
Program for the rational use of electric power (PUREE) (Note 17 a)	529,097	233,319
	984,518	610,775

(1)	Includes 1,345 and 1,370 in foreign currency (Note 27 Exhibit G) as of December 31, 2010 and 2009, respectively.
Additionally, includes 3,744 related to the software lease agreement (Note 3.g) as of December 31, 2009.

11.	NET SALES

The breakdown of net sales for the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008

Sales of electricity (1)	2,125,390	2,035,845	1,966,017
Late payment charges	22,197	20,686	17,764
Right of use on poles (Note 3.n)	18,114	13,582	10,463
Connection charges	5,550	5,700	3,729
Reconnection charges	2,393	2,047	2,225
	2,173,644	2,077,860	2,000,198

(1) Net of ENRE discounts and penalties for 80,006, 58,500 and 34,775 for the years ended December 31, 2010, 2009 and 2008, respectively (Note 17 a and b). As of December 31, 2008, includes 84,585 related to the application of the Cost Monitoring Mechanism (MMC) (Note 17.a).

12.	OTHER (EXPENSES) – INCOME, NET

The breakdown of other (expense) – income, net for the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008

Non-operating income	985	4,529	8,392
Commissions on municipal taxes collection	4,905	3,844	2,291
Net expense from technical services	(4,114)	(785)	(1,566)
Voluntary Retirements - Bonuses	(10,103)	(5,381)	(31,334)
Severance paid	(4,658)	(4,419)	(4,228)
Accrued litigation (Note 27 Exhibit E)	(1,213)	(15,500)	(19,900)
Disposal of property, plant and equipment (Note 27 Exhibit A)	(1,125)	(2,763)	(1,910)
Gain from the sale of real property (Note 3.g)	5,266	0	0
Recovery of allowance for doubtful accounts (1)	0	21,236	14,087
Net recovery of accrued litigation (2)	0	23,431	0
Other	247	(902)	4,343
	(9,810)	23,290	(29,825)

(1) Related to the Framework Agreement Province of Buenos Aires (Note 13, Note 27 Exhibits E and H).
(2) Related to the Company’s adherence to the tax regularization plan (Note 3.i).

13.	FRAMEWORK AGREEMENT

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

On October 6, 2003, the Company signed a new Framework Agreement with the Argentine Federal Government and the Government of the Province of Buenos Aires, whose purpose was similar to that of the previous agreement, and which retroactively covered all the services provided as from September 1, 2002. The term of the new framework agreement was four years to commence as from January 1, 2003 and could be renewed for another four-year term should the parties so agree.  The aforementioned Framework Agreement expired on December 31, 2006.

On September 22, 2008, the Official Gazette published Resolution No. 900/2008 of the Ministry of Federal Planning, Public Investment and Services which ratifies the Addendum to the New Framework Agreement entered into by the Federal Government and the Company, according to which the term of the agreement is renewed for a period of four years to commence as from January 1, 2007.
Furthermore, on March 11, 2009, by Resolution No. 158/2009, the National Regulatory Authority for the Distribution of Electricity approves the extension of the regulations established in the Addendum to the new Framework Agreement in the terms of Resolution No. 22/2004.

Additionally, on June 18, 2009, the Official Gazette of the Province of Buenos Aires published Decree No. 732, which ratifies the Addendum to the New Framework Agreement entered into by the Government of the Province of Buenos Aires and the Company, according to which the term of the agreement is renewed for a period of four years to commence as from January 1, 2007.

As of the date of issuance of these financial statements, the abovementioned agreements have expired. Nevertheless, the Company considers that they will be renewed and has therefore begun the corresponding negotiations.

During November-December 2009 and March through December 2010, the Company received payments from the Argentine Federal Government for 20,000 and 19,291, respectively.

By virtue of Law No. 14,062 and Decree No. 2,789/09 of the Province of Buenos Aires related to the issuance of bonds for the cancellation of debts of such province (Bonos de Cancelación de Deudas de la Provincia de Buenos Aires) and their regulations, in March 2010, the Company entered into a Payment Plan Agreement with the Government of the Province of Buenos Aires pursuant to which the Government of the Province of Buenos Aires verified and paid with Bonds for the Cancellation of Debts, the debt stated therein in the amount of 32,797. The aforementioned agreement has been ratified by the Executive Power of the Province of Buenos Aires and the Company’s Board of Directors. As of December 31, 2010, the balance of Bonds for the Cancellation of Debts held by the Company amounts to 8,743 (Note 4).

Additionally, as of December 31, 2010 and 2009, balances with the Argentine Federal Government and the Government of the Province of Buenos Aires amount to 33,047 and 54,823, respectively (Note 4). Due to the fact that the Framework Agreement has been totally ratified, the Company has provided the ENRE with the documentation to validate the amounts to be collected for this concept and has initiated the corresponding collection proceedings.

14.	CORPORATE NOTES PROGRAM

RESTRUCTURING OF FINANCIAL DEBT

On January 19, 2006, the Company’s Board of Directors approved the launching of a solicitation of consent for the restructuring of the Company’s financial debt through the exchange of such debt for a combination of cash and notes (the Restructuring) pursuant to a voluntary exchange offer (the Voluntary Exchange Offer) and/or an out-of-court reorganization agreement (Acuerdo Preventivo Extrajudicial) (the APE).

The restructuring of the Company’s debt was carried out throughout the fiscal year ended December 31, 2006. As a result of the restructuring process, the defaulted debt prior to the restructuring, which amounted to US$ 540.9 million as of February 22, 2006, was reduced to US$ 376.4 million, with an average term of more than 8 years, at an average cost of 8% and final maturity in 2019.

On February 23, 2006, the Annual General Meeting approved the extension of the Global Medium-Term Corporate Notes Issuance Program for a Maximum Amount, outstanding at any time, of up to US$ 600 million (or its equivalent in any other currency). Said extension was also approved by the CNV through Resolution No. 15,359 issued by the CNV’s Board of Directors on March 23, 2006.

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

On May 7, 2009, the Company issued and carried out the public offering of Class 8 Corporate Notes for 75,700. The four-year term corporate notes were issued at an issue price of 100% of the principal amount and accrue interest as from the date of issuance at a floating private BADLAR rate plus a spread of 6.75%, payable quarterly on May 7, August 7, November 7 and February 7 of each year, with the first interest payment maturing on August 7, 2009. The principal is amortized in 13 consecutive and quarterly installments, the first of which became due on May 7, 2010. The Company has requested authorization for the listing of the Corporate Notes on the Buenos Aires Stock Exchange (BCBA) and admission for trading on the Mercado Abierto Electrónico S.A.
The Company used the net proceeds from the sale of the Corporate Notes to finance the capital expenditures plan.

Furthermore, the Company’s Board of Directors has approved, within the framework of the Program, the issuance and placement by means of a public offering or an exchange offer of fixed rate Corporate Notes due in 2022 for a nominal value of up to US$ 300 million. In accordance with the terms of the Pricing Supplement dated September 28, 2010, the Corporate Notes may be subscribed:

(i) in cash, at the issue price determined by the Company prior to the Date of Issuance on the basis of the result of the placement and awarding procedure of the Corporate Notes, or

(ii) in kind, through the delivery of Class 7 fixed rate Corporate Notes due 2017 in exchange for Corporate Notes, pursuant to the following exchange ratios:

•
in the case of Class 7 Corporate Notes tendered before October 20, 2010, Corporate Notes due in 2022 for a nominal value of US$ 1,000, plus US$ 100.90 and additional amounts in cash instead of fractions of Corporate Notes, and

•
in the case of Class 7 Corporate Notes tendered after the Early Offer deadline through November 1, 2010, Corporate Notes due in 2022 for a nominal value of US$ 1,000, plus US$ 80.90 and additional amounts in cash instead of fractions of Corporate Notes.

Together with the Subscription Offer and the Exchange Offer, the Company carried out a public offering for the repurchase of Class 7 Corporate Notes at a cash repurchase price. The holders of Class 7 Corporate Notes who validly tendered their notes to the Purchase Offer and whose offers were accepted by the Company, received the following:

•	US$ 1,060 in exchange for each US$ 1,000 nominal value of Class 7 Corporate Notes tendered before October 15, 2010

•	US$ 1,045 in exchange for each US$ 1,000 nominal value of Class 7 Corporate Notes tendered after such date through November 1, 2010.

On October 25, 2010 and as a result of the Subscription Offer in cash, the Company issued Corporate Notes for a nominal value of US$ 140 million. Furthermore, as a result of the exchange offer, the Company accepted and exchanged Class 7 Corporate Notes for a nominal value of US$ 90,301,000 that had been tendered through November 1, 2010, for Corporate Notes due 2022, at a fixed rate of 9.75% for a nominal value of US$ 90,301,000 and paid US$ 9,532,000 in cash, including payments of accrued and unpaid interest on Class 7 Corporate Notes; and accepted and purchased Class 7 Corporate Notes for a nominal value of US$ 33,593,000 that had been tendered through November 1, 2010, having paid US$ 35,750,000, including the payment of accrued and unpaid interest on Class 7 Corporate Notes.

The new Class 9 Corporate Notes for an amount of US$ 230,301,000 have been issued at an issue price of 100% of the principal amount. The twelve-year term corporate notes accrue interest as from the date of issuance at a fixed rate of 9.75%, payable semiannually on October 25 and April 25 of each year, with the first interest payment maturing on April 25, 2011. The principal will be amortized in a lump sum payment at maturity date in 2022. The Company has requested authorization for the listing of the Corporate Notes on the Buenos Aires Stock Exchange and admission for trading on the Mercado Abierto Electrónico S.A. (the OTC market of Argentina), as well as authorization for the listing of the Corporate Notes on the Luxembourg Stock Exchange and admission for trading on the Euro MTF Market, which is the alternative market of the Luxembourg Stock Exchange.

The Company will use the net proceeds from the sale of the Corporate Notes in this offer to refinance in whole or in part the debt currently outstanding, and/or finance the capital expenditures plan and/or increase working capital.

Additionally, on October 18, 2010, the Company cancelled Class 7 Corporate Notes held in its portfolio for a nominal value of US$ 65,310,000.

On October 25, November 4, and December 9, 2010, as a result of the repurchase and exchange offer, the Company cancelled Class 7 Corporate Notes for nominal values of US$ 122,644 thousand, 1,250 thousand and 36 thousand, respectively, which represented approximately 83.3% of the Corporate Notes outstanding at such time.

The Company’s debt structure as of December 31, 2010 and 2009 was comprised of the following Notes:

Debt issued in United States dollars:

Type	Class	Debt structure as of December 31, 2009 in thousands of US$	Debt purchase as of December 31, 2010 in thousands of US$	Debt structure as of December 31, 2010 in thousands of US$	Balance as of Dec. 31, 2010 (Note 7) in thousands of pesos

Fixed Rate Par Note	A	15,287	(15,287)	0	0

Floating Rate Par Note	A	12,656	0	12,656	50,318

Fixed Rate Par Note	7	148,690	(123,930)	24,760	98,446

Fixed Rate Par Note (1)	9	0	0	219,184	871,476

Total		176,633	(139,217)	256,600	1,020,240

(1) Net of debt issuance costs for 44,202.

Debt issued in Argentine pesos:

		Debt structure (in thousands of pesos) as of
Type	Class	December 31, 2009	December 31, 2010
		(Note 7)	(Note 7)

Floating Rate Par Note	8	75,700	58,236

Total		75,700	58,236

The debt structure for US dollar-denominated corporate notes originally issued and payments made during fiscal years 2007, 2008 and 2009 were as follow:

		Initial debt	Debt purchase	Debt purchase	Debt structure	Balance as of
		structure	2008 fiscal year	2009 fiscal year	as of December 31, 2009	Dec. 31, 2009 (Note 7)
Type	Class	in thousands of US$	in thousands of US$	in thousands of US$	in thousands of US$	in thousands of pesos
	A	73,485	(29,347)	(27,853)	15,287	58,091
Fixed Rate Par Note
	B	50,289	(3,186)	(4,375)	0	0

Floating Rate Par Note	A	12,656	0	0	12,656	48,093

	A	152,322	0	0	0	0
Discount Note
	B	87,678	0	0	0	0

Fixed Rate Par Note	7	220,000	(17,500)	(53,810)	148,690	565,022

Total		596,430	(50,033)	(86,038)	176,633	671,206

The principal amortization schedule of the corporate notes debt, broken down by year of total debt, without considering possible adjustments, prepayments, redemptions or cancellations is detailed in the table below:

Year	Amount
2011	25,802
2012	25,803
2013	14,182
2014	2,517
2015	2,517
2016	2,517
2017	103,468
2018	5,034
2019	25,152
2020	0
2021	0
2022 (1)	871,484
1,078,476

(1) Net of debt issuance costs for 44,202.

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

15.	BALANCES AND TRANSACTIONS WITH THE CONTROLLING COMPANY AND RELATEDPARTIES - SECTION. 33 LAW 19550

In the normal course of business, the Company carries out transactions with the controlling company and related parties.

As of December 31, 2010 and 2009, the outstanding balances with the controlling company and related parties are as follow:

	2010	2009
Current investments (Note 27 Exhibit D)
Transener S.A.	17,527	0
Total	17,527	0
Other receivables (Note 5)
Electricidad Argentina S.A.	0	1
Préstamos y Servicios S.A.	1	0
SACME S.A.	4,168	1,603
Total	4,169	1,604
Trade accounts payable (Note 6)
SACME S.A.	(1,392)	(1,000)
Préstamos y Servicios S.A.	(8)	0
Total	(1,400)	(1,000)

Transactions carried out with the controlling company and related parties for the years ended December 31, 2010 and 2009 are as follow:

	2010	2009
Other income
Comunicaciones y consumos S.A.	205	0
Préstamos y Servicios S.A.	1	9
Electricidad Argentina S.A.	4	10
Total	210	19

Expenses from services
SACME S.A.	(5,823)	(5,068)
Préstamos y Servicios S.A.	(84)	(415)
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	(310)	(70)
Total	(6,217)	(5,553)

Financial expenses and interest
Electricidad Argentina S.A.	(9,771)	(6,918)
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	0	(145)
Total	(9,771)	(7,063)

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

On August 31, 2010, the Company’s Board of Directors approved a new addendum to the agreement for the provision of technical advisory services, which extended the term of the agreement for 5 years to commence as from September 19, 2010. The rest of the contractual terms have not been modified.

Agreement with Comunicaciones y Consumos S.A.

On March 16, 2007, the Company and Comunicaciones y Consumos S.A. (CYCSA) entered into an agreement pursuant to which the Company granted CYCSA the exclusive right to provide telecommunications services to the Company customers through the use of the Company’s network in accordance with the provisions of Decree No. 764/2000 of the Federal Government, which contemplates the integration of voice, data and image transmission services through the existing infrastructure of electricity distribution companies such as the Company’s network. In accordance with the terms of the agreement, CYCSA will be responsible for all maintenance expenses and expenses related to the adapting of the Company’s network for the rendering of such telecommunications services. The term of the agreement, which was originally ten years to commence from the date on which CYCSA were granted the license to render telecommunications services, was subsequently extended to twenty years by virtue of an addendum to the agreement. The agreement will be automatically renewed upon expiration date for subsequent periods of five years, unless notice to the contrary is given by any of the parties no less than 120 days prior to the expiration of the corresponding period. In accordance with the agreement, CYCSA shall periodically request access to the Company’s network. Such request will be evaluated by the Company and access will be granted based on the available capacity of the network. In consideration of the use of the network, CYCSA will grant the Company 2% of the annual charges collected from customers, before taxes, as well as 10% of the profits obtained from provision of services. Furthermore, CYCSA will indemnify the Company for any obligation arising from the rendering of the services through the Company’s network. The agreement was signed on condition that CYCSA was to obtain the telecommunications license, which was granted by the National Communications Secretariat through Resolution No. 179/2008.

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

Agreement with Préstamos y Servicios S.A.

On March 16, 2007, the Company entered into an agreement with Préstamos y Servicios S.A. (PYSSA), a company engaged in the rendering of financial services, pursuant to which the Company granted PYSSA the exclusive right to conduct its direct and marketing services through the use of the Company’s facilities and mailing services. As part of the agreement, the Company agreed to provide physical space in some of its offices so that PYSSA be able to offer financial and loan services to Company customers. Furthermore, the Company agreed to include PYSSA marketing material in the mail sent to customers, including the invoices. The term of the agreement is five years, which will be automatically renewed for subsequent periods of five years, unless any of the parties gives notice to the other of his intention to terminate the agreement no less than 120 days prior to the expiration of the corresponding period. In accordance with the terms of the agreement, PYSSA will pay the Company 2% of the monthly charges collected from customers, before taxes, as well as 10% of the profits obtained from its services. Furthermore, PYSSA agreed to indemnify the Company for any obligation arising from the rendering of its services. The agreement established that its term was subject to the authorization of the National Regulatory Authority for the Distribution of Electricity, which approved this through Resolution No. 381/2007.

The activities related to the aforementioned agreement have been temporarily suspended in the Company’s offices.

16.	CAPITAL STOCK

a)  General

As of December 31, 2010 and 2009, the Company’s capital stock amounts to 906,455,100 shares, represented by 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share. Each and every share maintains the same voting rights, i.e. one vote per share. There are no preferred shares of any kind, dividends and/or preferences in the event of liquidation, privileged participation rights, prices and dates, or unusual voting rights. Moreover, there are no significant terms of contracts allowing for either the issuance of additional shares or any commitment of a similar nature.

As of December 31, 2010 and 2009, the Company owns 9,412,500 Class B treasury shares.

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

A number of former employees of both SEGBA and the Company have brought legal actions against the Guarantee and Repurchase Fund, the Argentine Government and, in few cases, against the Company, in cases in relation to the administration of the Employee Stock Ownership Program. The plaintiffs who are former employees of SEGBA were not deemed eligible by the corresponding authorities to participate in the Employee Stock Ownership Program at the time of its creation. This decision is being disputed by the plaintiffs who are therefore seeking compensation. The plaintiffs who are former employees of the Company are claiming payment for the unpaid amounts owed to them by the Guarantee and Repurchase Fund either due to non-payment of the transfer of their shares upon retirement in favor of the Guarantee and Repurchase Fund or incorrect calculation of amounts paid to them by the Guarantee and Repurchase Fund. In several of these claims, the plaintiffs have obtained attachment orders or prohibitory injunctions against the Guarantee and Repurchase Fund on Class C shares and the amounts deposited in such Fund. Due to the fact that the resolution of these legal proceedings is still pending, the Federal Government has instructed Banco de la Nación Argentina to create a Contingency Fund so that a portion of the proceeds of the offering of the Employee Stock Ownership Program Class C shares be kept during the course of the legal actions.

No accrual has been recorded in the financial statements in connection with the legal actions brought against the Company as the Company’s management believes that EDENOR is not responsible for the above-mentioned claims.

In accordance with the agreements, laws and decrees that govern the Employee Stock Ownership Program, the Class C shares may only be held by personnel of the Company, therefore before the public offering of the Class C shares that had been separated from the Program, such shares were converted into Class B shares and sold. In conformity with the by-laws, the political rights previously attributable to Class C shares are at present jointly exercised with those attributable to Class B shares and the holders of the remaining Class C shares will vote jointly as a single class with the holders of Class B shares when electing directors and supervisory committee members. As of December 31, 2010 and 2009, 1,952,604 Class C shares, representing 0.22% of the Company’s capital stock are outstanding (Notes 1 and 16.a).

d)  Absorption of unappropriated retained earnings:

On April 7, 2010 the General Annual Meeting resolved that the income for the 2009 fiscal year be absorbed by the Unappropriated retained earnings account:

- Income for the 2009 fiscal year	90,643

- Legal Reserve (5% of the income for the year) (Note 24)	(4,532)

- Unappropriated retained earnings for the 2009 fiscal year	86,111

17.	REGULATORY FRAMEWORK

a)	General

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

As of December 31, 2010 and 2009, the Company has accrued penalties for resolutions not yet issued by the ENRE corresponding to the six-month control periods elapsed over those dates. The Company has applied the adjustment contemplated in the temporary tariff regime (caption b item vii) and the adjustments established by the electricity rate schedules applied during the 2008 fiscal year, Resolutions Nos. 324/2008 and 628/2008 (Note 17.b).

As of December 31, 2010 and 2009, liabilities for ENRE penalties and discounts amount to 455,421 and 377,456, respectively, and have been included in other non-current liabilities (Note 10).

In addition, as of December 31, 2010, the Company’s management has considered that the ENRE has mostly complied with the obligation to suspend lawsuits aimed at collecting penalties, without prejudice to maintaining an open discussion with the entity concerning the effective date of the Adjustment Agreement and, consequently, concerning the penalties included in the renegotiation and those subject to the criteria of the Transition Period.

Moreover, on July 12, 2006 the National Energy Secretariat issued Resolution No. 942/2006 which modifies the allocation of any excess funds resulting from the difference between surcharges billed and discounts made to customers, deriving from the implementation of the Program for the Rational Use of Electric Power (PUREE), which provides for the application of both tariff incentives and penalties aimed at encouraging customers to reduce consumption. As from July 1, 2006, such excess funds may be applied against the amounts receivable that the Company maintains in the Trade receivables account as Unbilled –National Fund of Electricity, for “Quarterly Adjustment Coefficient of the National Fund of Electricity” (section 1 of Law No. 25,957) for 3,437 and 2,840 as of December 31, 2010 and 2009, respectively (Note 4). On August 10, 2006 the ENRE issued Resolution No. 597/2006 which regulates the aforementioned Resolution No. 942/2006 of the National Energy Secretariat and establishes the compensation mechanism to be used.

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

By Note No. 1383 dated November 26, 2008 of the National Energy Secretariat, the National Regulatory Authority for the Distribution of Electricity was instructed to consider the earmarking of the funds deriving from the application of the Cost Monitoring Mechanism  (MMC) corresponding to the period May 2007 through October 2007 whose recognition was pending, and to allow that such funds be deducted from the excess funds deriving from the application of the Program for the Rational Use of Electric Power (PUREE), in accordance with the provisions of Resolution No. 1037/2007 of the National Energy Secretariat. The MMC adjustment for the period May 2007 through October 2007, applicable as from November 1, 2007, amounts to 7.56%.

Additionally, as of December 31, 2010, the Company has submitted to the National Regulatory Authority for the Distribution of Electricity the MMC adjustment requests, in accordance with the following detail:

Assessment Period	Application Date	MMC Adjustment
November 2007 - April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 - April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%
November 2009 – April 2010	May 2010	7.103%
May 2010 – October 2010	November 2010	7.240%
November 2010 – April 2011	May 2011	6.104%

As of the date of issuance of these financial statements, the approval of the aforementioned adjustments by the National Regulatory Authority for the Distribution of Electricity is still pending.

As of December 31, 2010 and 2009 liabilities generated by the excess funds deriving from the application of the Program for the Rational Use of Electric Power (PUREE), amount to 529,097 and 233,319 respectively, and have been disclosed in other non-current liabilities (Note 10). This increase in liabilities is due to the fact that the Company was allowed to keep such funds in order to cover the MMC (Cost Monitoring Mechanism) increases not transferred to the tariff.

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

In accordance with the provisions of Laws Nos. 25,972, 26,077, 26,204, 26,339, 26,456 and 26,563 both the declaration of economic emergency and the period to renegotiate public utility contracts were extended through December 31, 2005, 2006, 2007, 2008, 2009 and 2011, respectively.

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

b)
Implementation of an additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in Appendix II of the Adjustment Agreement. In this regard, the Company has set up the required fund, which as of December 31, 2010 amounts to 115,317. This amount is net of the amounts transferred to CAMMESA for 45,824;

c)
Implementation of the Cost Monitoring Mechanism (MMC) contemplated in Appendix I of the Adjustment Agreement, which for the six-month period beginning November 1, 2005 and ending April 30, 2006, shows a percentage of 8.032%. This percentage will be applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;

d)
Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (items a) and b) above) and from May 1, 2006 through January 31, 2007 (item c) above);

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

Revenues from the retroactive tariff increase deriving from the implementation of the new electricity rate schedule applicable to non-residential consumption for the period of November 2005 through January 31, 2007 have been fully recognized in the financial statements for the year ended December 31, 2007. Such amount, which totaled 218,591, is being invoiced in 55 equal and consecutive monthly installments, as described in item b) of paragraph d) of this note. As of December 31, 2010, the installments corresponding to the months of February 2007 through December 2010 for a total of 197,149 have already been billed.

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

Consequently, the National Regulatory Authority for the Distribution of Electricity issued Resolution No. 628/2008 which approves the values of the electricity rate schedule to be applied as from October 1, 2008.

The aforementioned electricity rate schedule includes the transfer of the increase in the seasonal energy price to tariffs, with the aim of reducing Federal Government grants to the electricity sector, without increasing the Company’s value added distribution.

The National Ombudsman made a presentation against both the resolutions by which the new electricity rate schedule had gone into effect as from October 1, 2008 and the application of the Program for the Rational Use of Electric Power (PUREE).

Within the framework of the case, on January 27, 2009, the ENRE notified the Company of a prohibitory injunction issued by the Court hearing the case as a consequence of the Ombudsman’s presentation, according to which the Company is prohibited from cutting power due to the nonpayment of bills issued with the rate hike resulting from the application of the resolutions questioned by the Ombudsman, until a final ruling is issued on the case. The precautionary measure has been appealed by the Company and the Argentine Federal Government. On September 1, 2009, National Appellate Court in Contentious and Administrative Federal Matters No. V affirmed the first instance decision, thus maintaining in effect the prohibitory injunction granted by the court of original jurisdiction. The Company filed an “Extraordinary appeal” against this decision, which was also rejected by the appellate court hearing the case. As a final recourse, on December 7, 2009, the Company filed an appeal (“Queja por Recurso denegado”) to the Federal Supreme Court requesting that the extraordinary appeal rejected by the Appellate Court be sustained. The appeal (“Queja por Recurso denegado”) is currently being analyzed by the Supreme Court. On July 1, 2009, notice of the proceedings in the matter of “National Ombudsman vs. Federal Government – Resolution No. 1169 and Others, proceeding for the determination of a claim” was served upon the Company, which the Company answered in due time and under the formalities prescribed by the law. On November 27, 2009, and within the framework of this case, the Court hearing the case decided to reject that a summons be served upon the firm CAMMESA as a third-party defendant that had been requested by the Company and EDELAP S.A. The Company, considering that said decision causes an irreparable harm filed an appeal, within the term prescribed by the law, about which, as of the date of these financial statements, no decision has been made by the Court of Appeals. Court No. 10, Clerk’s Office No. 20, ordered the joinder of these proceedings into the case entitled “Carbonel Silvia Cristina vs Federal Government – Ministry of Planning - Resolution 1169/08 of the Energy Secretariat and others, proceeding for the protection of constitutional rights under law 16,986”, due to the analogous nature of these claims.

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

Furthermore, by Resolution No. 347/2010, the National Energy Secretariat approved the winter scheduling for the Wholesale Electric Power Market (MEM) for the period May 1 – October 31, 2010. In the reasons supporting such resolution, the National Energy Secretariat also stated that it considered it necessary that the seasonal prices to be paid by the customers of distribution companies should take into account not only the situation existing in such seasonal period but also the payment capacity of the different social classes included in the residential category of the electricity rate schedules of the referred to distribution companies. Therefore, considering the level of electricity consumption during winter and with the aim of not negatively affecting user payment capacity, the National Energy Secretariat resolved to suspend the application of sections 6, 7, and 8 of its Resolution No. 1169/2008 from June 1, 2010 through September 30, 2010. It must be pointed out that this situation had already been contemplated by the National Energy Secretariat in 2009 in its Resolution No. 652/2009, which gave rise to the issuance of Resolution No. 433/2009 of the ENRE.
As a consequence of the aforementioned Resolution No. 347/2010 of the Energy Secretariat, on May 21, 2010 the Company was notified of Resolution No. 294/2010 of the ENRE, which approved the values of the Company’s Electricity Rate Schedule included in Appendix I of such Regulatory Authority’s Resolution No. 433/2009, applicable to consumption recorded from midnight June 1, 2010.

Furthermore, on July 23, 2010, the Company was notified of Resolution No. 421/2010 of the ENRE, which approved the values of the Company’s Electricity Rate Schedule included in Appendix IV of such Regulatory Authority’s Resolution No. 433/2009, applicable to consumption recorded from midnight August 1, 2010.

On October 26, 2009, notice of the complaint “CONSUMIDORES LIBRES COOP. LTADA. DE PROVISIÓN DE SERVICIOS DE ACCIÓN COMUNITARIA VS Federal Government – National Energy Secretariat – ENRE, proceedings for the determination of a claim” was served upon the Company.  The complaint was filed by two consumer associations: CONSUMIDORES LIBRES COOP. LTADA. DE PROVISIÓN DE SERVICIOS DE ACCIÓN COMUNITARIA and the UNIÓN DE USUARIOS Y CONSUMIDORES against the Federal Government, the ENRE, EDESUR, EDELAP and EDENOR, and is pending in the National Court of Original Jurisdiction in Contentious and Administrative Federal Matters Number 8, in charge of Justice Ms. Liliana Heiland, attorney-at-law (deputy). In accordance with the terms of the complaint, the associations for the defense of consumer rights, ADDUC and UNIÓN DE USUARIOS Y CONSUMIDORES EN DEFENSA DE SUS DERECHOS, have joined the complaint.

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

Additionally, it is requested that a precautionary measure be issued with the aim of suspending the rate hikes established in the resolutions being questioned by the plaintiff. Subsidiarily, it is requested that the application of the referred to resolutions be partially suspended. Finally, it is also subsidiarily requested by the plaintiff that the application authority be ordered not to issue new increases other than within the framework of the Revision of the Tariff Structure process. As of to date, the Court has neither granted nor rejected that which has been requested.  With regard to the main cause, it has been answered by the Company within the term and under the formalities prescribed by law.

With reference to that which has been previously mentioned, the objected to rate increases, with the exception of the one granted by Resolution No. 324/08 of the ENRE, do not have a direct impact on the value added distribution, inasmuch as they are the result of the transfer to the tariff of the higher generation costs ordered by the Grantor of the Concession. These generation increases are effective for the Company within the pass-through mechanism in the tariff.

On February 11, 2010 the Court hearing the case decided to turn into ordinary the proceeding that had been brought as an extraordinary summary proceeding, thus extending the time periods involved in the process. With regard to the provisional relief sought, on that date, the court ordered the carrying out of actions to add and clarify existing evidence, prior to taking any decision thereon.

Within the contemplated legal time period, the Company answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The remaining co-defendants, except for the Federal Government, have already answered the notice of the complaint served upon them. As of the date of issuance of these financial statements, no decision has been made by the Court hearing the case concerning the Company’s request that CAMMESA be summoned as a third-party defendant.

Furthermore, on March 31, 2010, notice of the complaint “CONSUMIDORES FINANCIEROS ASOCIACIÓN CIVIL PARA SU DEFENSA vs. EDENOR S.A – EDESUR S.A for BREACH OF CONTRACT” – National Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 15, was served upon the Company.

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

On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the Argentine tax authorities (“AFIP”) and the ENRE as third-party defendants. These pleadings were made available to the plaintiff. Having this procedural step been complied with, as from June 16, 2010 the proceedings are yet to be resolved.

With regard to the commencement of the Revision of the Tariff Structure, the ENRE has begun this process, and, on November 12, 2009, the Company submitted its revenue requirements proposal for the new period, which included the grounds and criteria based on which the request is made.

By Note No. 91,241, notified to the Company on December 18, 2009, the ENRE requested that the Company submit the technical rate schedules resulting from the preparation of its proposal, which as of the date of issuance of these financial statements have not yet been submitted.

In accordance with the provisions of Resolution No. 467/2007 of the ENRE, the commencement of the process for the sale of the shares must take place when the five-year tariff period beginning after the ending of the RTI comes to an end. Additionally, the controlling shareholder -Electricidad Argentina S.A. - is authorized to present as bidder in the referred to process and if its offer is selected as the winning bid, the controlling company will not have to make any disbursement whatsoever to keep the control of Edenor.

Furthermore, other legal actions have been brought against the Company, which are detailed below:

-
“NATIONAL OMBUDSMAN VS FEDERAL GOVERNMENT LAW 25790 AND OTHERS, PROCEEDINGS FOR THE DETERMINATION OF A CLAIM”. The aim of this legal action is that section 4 of Law No. 25,790 - Decree No. 1957/06 – Decree No. 1959/06, Resolutions Nos. 50, 51 and 102 of the ENRE be declared unconstitutional.

The granting of a “prohibitory injunction” has been requested. The Company has been summoned as a third-party defendant. The case is currently on appeal. On September 16, 2010, lower court judgment was entered “rejecting the complaint filed by the National Ombudsman against the Federal Government – EP and holding the plaintiff liable for costs”.

The case is pending in National Court in Contentious and Administrative Federal Matters No. 4 – Clerk’s Office No. 7.
The judgment was appealed by the National Ombudsman, thus the proceedings were derived to the Court of Appeals in Contentious and Administrative Federal Matters No. IV. The Company has already responded to the appellant’s briefs.

-
“UNION DE USUARIOS Y CONSUMIDORES VS FEDERAL GOVERNMENT DECREE 1957/06 (RESOLUTION 51/07 OF THE ENRE - EDENOR) AND OTHERS, PROCEEDINGS FOR THE DETERMINATION OF A CLAIM”. Notice of the complaint filed by the association for the defense of consumer rights Unión de Usuarios y Consumidores against the Federal Government and Edenor, which is pending in National Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 12, Clerks’ Office No. 23, was served upon the Company on December 9, 2009.

The remedies sought in the complaint are as follow:
a) that clause 4.6 and related ones of Appendix I of the Adjustment Agreement be revoked, inasmuch as it establishes that the tariff increase will be retroactive;
b) that Resolution No. 51/07 of the ENRE be nullified inasmuch as it authorizes the retroactive increase of tariffs in favor of the Company;
c) that Edenor be ordered to reimburse customers all the amounts paid as retroactive tariff increase for the period of November 1, 2005 through January 31, 2007;
d) that the reimbursement be implemented through a credit in favor of customers.
The Company answered the complaint on December 9, 2009.
The judgment sustaining the complaint was entered on November 11, 2010.
An appeal with a stay of execution was filed on November 25, 2010. On December 2, 2010, the Court upheld the petition of the Company and the Federal Government and granted the appeal with a stay of execution, which means that the court ruling will not be carried out until the appeal is resolved by the higher court.

On December 13, 2010, the Company formally submitted to the Court of Original Jurisdiction the written bases of the appeal concerning the merits of the case upon which judgment had been rendered. Appellate Court in Contentious and Administrative Federal Matters No. V will hear the case.

It must be pointed out that if the lower court ruling is affirmed by the Appellate Court, the Company will suffer a very significant economic harm. However, we believe it is premature to estimate such amount because in the opinion of the Company’s legal advisors there is a strong probability that the court ruling against the Company will be reversed. Such opinion is based on criteria applied by both the Federal Court of Appeals in Contentious and Administrative Matters and the Supreme Court of Justice in similar cases. That being so specifically with regard to the lack of standing (falta de legitimación) of the “Unión de Usuarios y Consumidores” to present claims as the one filed. In addition to this fact –which is of vital importance and would lead to the in limine rejection of the action– and considering the main question at issue in the complaint (alleged retroactivity of the increase), Decree 1957/06 does not have such “retroactive effect” because it does not create the Company’s right to increase rates but rather recognizes that the Federal Government had seriously altered the balance of the economic and financial equation of the Concession Agreement and that the Company, when entering into the “Adjustment Agreement” in September 2005, acquired the right to apply the temporary “Tariff Regime”, aimed at restoring -although partially and temporarily- such balance.

Therefore, no accrual has been recorded in these financial statements in connection with these claims as the Company’s management, based on both the aforementioned judgment and the opinion of its legal advisors, believes that there exist solid arguments to support its position.

On February 9, 2011, the Company was notified of the issuance of Resolution No. 32/2011 of the ENRE, whereby the Regulatory Authority fined the Company in the amount of 1,125 for the power cuts that had occurred between December 20 and December 31, 2010, based on the following:

-        Non-compliance with the obligations arising from section 25 – sub-sections a), f) and g) of the Concession Agreement and section 27 of Law 24,065 (provide electric power in accordance with quality levels, make the necessary investments, guarantee supply and availability of electricity to meet demand, and maintenance of facilities in order to guarantee adequate service to users, respectively, pursuant to the criterion adopted by the regulatory authority). Amount of the fine: 750.

-        Non-compliance with the obligations arising from section 25 – sub-sections b) and y) of the Concession Agreement (supply all the electric power required within the concession area, meeting new customer demand/demand for increased power supply, and compliance with regulations issued by the ENRE, respectively, pursuant to the criterion adopted by the regulatory authority). Amount of the fine: 375.

Furthermore, the Company was ordered to compensate those customers who had been affected by the power cuts in accordance with the following: 180 pesos to each small-demand residential customer who suffered power cuts that lasted from more than 12 continuous hours to 24 hours, 350 pesos to those who suffered power cuts that lasted from more than 24 continuous hours to 48 hours, and 450 pesos to those who suffered power cuts that lasted more than 48 continuous hours.

As of the date of issuance of these financial statements, within the framework of section 81 of Law No. 24,065, the Company will file a direct appeal (“Recurso Directo”) to the Appellate Court in Contentious and Administrative Federal Matters, with the aim of obtaining that the resolution be declared null and void. Prior to that, as authorized by section 207 and related sections of the Federal Code of Civil and Commercial Procedure, the Company has applied to the same Court for provisional remedies requesting that payment of the fined imposed be suspended until a final judgment is issued on the main cause.

Said penalties amount to approximately 22,374, which, based on that which has been mentioned in the preceding paragraph, have been recorded in Non-current liabilities under Other liabilities (Note 11).

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

The form of payment stipulated in the aforementioned agreement establishes an advance payment of 1,170, which the Company made on September 25, 2009, and 48 installments of 104 for the remaining balance of 3,511. The installments include compensatory interest of 18.5% per annum under the French system, and are payable as from October 2009.

As of December 31, 2010 and 2009, principal owed for this concept amounts to 2,676 and 3,358 respectively, which have been recorded in Trade accounts payable under Other (Note 6).

As of the date of issuance of these financial statements, the Company has acquired for an amount of 12,765, nine of these real properties whose gratuitous bailment contracts had expired. The title deeds of eight of these properties have been executed at a price of 12,375. As for the remaining real property, a down payment of 117 has been made while the outstanding amount of 273 will be payable upon the execution of the title deed on a date to be set by the Ministry of Economy.

18.	CASH FLOW INFORMATION

a)	Cash and cash equivalents:

For the preparation of the Statement of Cash Flows, the Company considers as cash equivalents all highly liquid investments with original maturities of three months or less.

	As of December 31, 2010	As of December 31, 2009	As of December 30, 2008
Cash and Banks	8,611	8,685	6,061
Time deposits	17,523	27,191	0
Money market funds	117,458	80,055	88,548
Corporate notes and Shares	533,251	112,441	393
Government bonds	0	0	30,717
Municipal bonds	0	0	680
Total cash and cash equivalents in the Statement of Cash Flows	676,843	228,372	126,399

b)	Interest paid and collected:

	For the years ended December 31,
	2010	2009	2008
Interest paid during the year	(84,430)	(101,793)	(94,162)
Interest collected during the year	60,232	32,230	6,872

19.	INSURANCE COVERAGE

As of December 31, 2010, the Company carries the following insurance policies for purposes of safeguarding its assets and commercial operations:

Risk covered	Amount insured

Comprehensive (1)	US$	665,486,167
Mandatory life insurance		$32,244,000
Additional life insurance		$92,125,592
Funeral and burial insurance		$80,610,000
Theft of securities	US$	100,000
Vehicles (theft, third-party liability and damages)		$16,630,401
Land freight	US$	2,000,000
Imports freight		$2,250,000

(1)
Includes: fire, partial theft, tornado, hurricane, earthquake, earth tremors, flooding and debris removal from facilities on facilities providing actual service, except for high, medium and low voltage networks.

20.	CLAIM OF THE PROVINCE OF BUENOS AIRES BOARD OF ELECTRIC POWER

On December 1, 2003, the Board of Electric Power of the Province of Buenos Aires (Board) filed a claim against EDENOR in the amount of 284,364 that includes surcharges and interest as of the date of the claim, and imposed fines for an amount of 25,963, due to the Company’s alleged failure to act as collecting agent of certain taxes established by Decrees-law Nos. 7290/67 and 9038/78 from July 1997 through June 2001.

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

On May 24, 2005, three of EDENOR’s employees were indicted on charges of polychlorinated biphenyl (PCB)-related environmental contamination. In connection with this alleged violation, the judge issued an order of attachment on the Company's assets in the amount of 150 million pesos to cover the potential cost of damage repair, environmental restoration and court costs. On May 30, 2005, the Company filed appeals against both the charges brought against its employees and the attachment order. On December 15, 2005, the Federal Court of Appeals of San Martín dismissed the charges against all three defendants and, accordingly, revoked the attachment order against the Company’s assets. The decision of the Court of Appeals was based on the fact that the existence of environmental pollution could not be proved, and, in consequence whereof, established that the Trial Judge should order the acquittal of two ENRE public officers who had been indicted on related charges. An appeal against this decision was filed in the Tribunal de Casación (the highest appellate body for this matter), which on April 5, 2006 ruled that the appeal was not admissible.

On July 16, 2007, the Company was notified that on July 11, 2007 the Trial Judge ruled the definitive acquittal of all Company officials and employees that had been indicted in the case, thus ordering the closing of the case. This decision could be appealed.

After the filing of an appeal, on March 25, 2008, the Federal Court of Appeals of San Martín affirmed the judgment rendered by the court of original jurisdiction that had ordered the acquittal of Messrs. Daniel José Lello, Luciano Pironio, Julio Adalberto Márquez, Francisco Ponasso, Henri Lafontaine, Henri Marcel Roger Ducre and Christian Rolland Nadal, as well as the acquittal of ENRE officers, Mr. Juan Antonio Legisa and Ms. María Cristina Massei.

In its decision, the appellate court, quoting the “Chazarreta” judgment as case law, stated that the right to defense at trial pursuant to due process, guaranteed by the Constitution, included the right to obtain a judgment that would put an end to the situation of uncertainty that implied criminal prosecution. Furthermore, the appellate court’s decision also stated that if the Prosecutor, after a thorough investigation, was unable to transfer the presumption of guilt to the degree of certainty required for a declaration of criminal liability, the status of innocence should prevail.

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

However, after the filing of the corresponding legal briefs by the Company, the appellate court affirmed the decision of the court of original jurisdiction based on the aforementioned resolution of the Appellate Court, according to which the existence of PCB-related environmental pollution had not been proven.

The decision, whose reversal was requested by the Prosecutor’s Office through an extraordinary appeal within the period of 10 days as from notice thereof had been served, was affirmed by the Federal Court of Appeals of San Martín, which rejected the Prosecuting attorney’s appeal.

The Prosecutor’s Office filed an appeal (“Recurso de Queja”) to the Tribunal de Casación requesting that the appeal dismissed by the Federal Court of Appeals of San Martín be sustained. The Tribunal de Casación rejected the appeal as well. The resolution in question was notified to the Prosecutor’s Office on December 29, 2008. Within the contemplated legal time period, the Prosecutor’s Office filed with such Tribunal an “Extraordinary appeal”. The defense has duly answered the notice served. On May 27, 2009, the Tribunal “dismissed the extraordinary appeal filed by the Prosecutor’s Office” on the grounds that it failed to specifically and reasonably refute the arguments that supported the resolution being appealed, and proved neither the alleged arbitrariness nor the violation of constitutional guaranties. The Prosecutor’s Office filed an appeal (“Recurso de Queja”) to the Federal Supreme Court requesting that the appeal dismissed by the Tribunal de Casación be sustained. On May 26, 2010, the Supreme Court expressly dismissed the appeal. It is worth mentioning that this decision is final and conclusive, accordingly, as soon as notice thereof has been given to all the parties involved, the proceedings will be sent to the court of original jurisdiction (Federal Court of Campana – Criminal Proceedings) for their filing.

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

As of December 31, 2009, the results generated by this transaction have been disclosed in the Financial income (expense) and holding gains (losses) generated by assets account of the Statement of Income under Holding results.

23.	DERIVATIVE FINANCIAL INSTRUMENTS

a) Corporate Notes

During the year ended December 31, 2010, the Company has contracted forward contracts with the JP Morgan Chase Bank NA with the aim of hedging the foreign currency exchange rate of the cash flows and derivatives of interest payment transactions.

Contracted amount in thousands of US$	Average rate of exchange	Settlement date
11,227,174	4.569	04/25/2011
11,227,174	4.594	10/25/2011
11,227,174	4.594	04/25/2012
11,227,174	4.594	10/25/2012

This instrument provides an economic and financial hedge of the amounts in foreign currency that the Company must pay on the interest payment dates of its financial debt –Class 9 Fixed Rate Notes (Note 14)-, maturing on April 25, 2011, October 25, 2011, April 25, 2012 and October 25, 2012, in the event of fluctuations in foreign currency exchange rates. The Company has not formally designated these transactions as hedging instruments. Therefore, they have been recorded in the accounting at fair value, with changes through profit and loss..

As of December 31, 2010, the economic impact of this transaction resulted in a loss of 7,253, which has been recorded in the Financial income (expense) and holding gains (losses) generated by liabilities account of the Statement of income under Exchange difference, with a contra-account in Current liabilities under Loans (Note 7).

b) Forward and Futures Contracts

As of December 31, 2010 and 2009, the Company has entered into forward and futures contracts with the aim of using them as economic instruments in order to mitigate the risk generated by the fluctuations in the US dollar rate of exchange.

As of December 31, 2010, these transactions have been fully settled.

The main features of the contracts entered into with Standard Bank Argentina S.A. and Banco Finansur S.A., were as follow:

Entity	Contracted amount in thousands of US$		Average rate of exchange	Transaction date	Settlement date	Book value Assets (Liabilities) Note 7 (in thousands of pesos)
	12/31/2010	12/31/2009				12/31/2010	12/31/2009
Banco Finansur	0	9,000	4.1645	07/27/2009	04/30/2010	0	(1,814)
Banco Finansur	0	1,000	4.2420	07/27/2009	06/30/2010	0	(202)
Standard Bank	0	12,000	4.4475	09/30/2009	12/31/2010	0	(1,338)
Banco Finansur	0	33,000	4.2400	09/30/2009	06/30/2010	0	(1,532)
Standard Bank	0	10,000	4.4475	10/01/2009	12/31/2010	0	(1,115)
Standard Bank	0	0	4.2735	01/22/2010	12/31/2010	0	0
Standard Bank	0	0	4.2700	01/25/2010	12/31/2010	0	0
	0	65,000				0	(6,001)

As of December 31, 2010 and 2009, the economic impact of these transactions resulted in losses of 20,837 and 12,266, respectively that have been recorded in the Financial income (expense) and holding gains (losses) generated by assets account of the Statement of Income under Holding results.

24.	RESTRICTIONS ON THE DISTRIBUTION OF EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of the net income for the year must be appropriated to the legal reserve, until such reserve equals 20% of capital stock. The Ordinary Shareholders’ Meeting held on April 7, 2010 appropriated 4,532 of Unappropriated Retained Earnings as of December 31, 2009 to the aforementioned legal reserve (Note 16.d).

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

25.	BREAKDOWN OF TEMPORARY INVESTMENTS, RECEIVABLES AND LIABILITIES BY COLLECTION AND PAYMENT TERMS

As required by the CNV’s regulations, the balances of the accounts below as of December 31, 2010, are as follow:

Term	Investments	Receivables (1)	Financial Debt (Loans)	Other payables (2)

With no explicit due date	0	45,531	0	984,518

With due date

Past due:

Up to three months	0	68,939	0	0
From three to six months	0	25,667	0	0
From six to nine months	0	19,917	0	0
From nine to twelve months	0	12,087	0	0
Over one year	0	30,731	0	0
Total past due	0	157,341	0	0

To become due:

Up to three months	668,232	347,339	9,753	631,101
From three to six months	0	1,070	26,198	14,470
From six to nine months	0	709	5,821	14,486
From nine to twelve months	0	153	12,336	14,502
Over one year	0	119,249	1,035,113	110,606
Total to become due	668,232	468,520	1,089,221	785,165

Total with due date	668,232	625,861	1,089,221	785,165

Total	668,232	671,392	1,089,221	1,769,683
(1) Excludes allowances
(2) Comprises total liabilities except accrued litigation and financial debts.

The financial debt mentioned in Note 14 accrues interest at floating and fixed rates, which amount to approximately 10.35%, on average; only 9.75% of the debt accrues interest at a floating rate whereas the remaining accrues interest at a fixed rate.

26.	SUBSEQUENT EVENTS

a) Repurchase of Corporate Notes

From January 1, 2011 through the date of issuance of these financial statements, the Company has repurchased at market prices and in successive operations all “floating rate par notes” due in 2019, for a nominal value of US$ 12,656 thousand (Note 14).

b) Loans taken out

On February 16, 2011 the Company took out a series of loans and bank overdrafts from local entities (JPMorgan, Deutsche Bank, Banco Macro, Banco Nación and Standard Bank) in order to be able to meet its future capital needs. These facilities, whose average term is 90 days, total 280,000 and carry interest at an annual rate of 14.5% on average.

c) Acquisition of assets:

On March 4, 2011, the Company’s Board of Directors decided to accept the gratuitous offer from its indirect controlling company Pampa Energía S.A. (“Pampa”), whereby Edenor was offered the possibility of acquiring certain electricity distribution assets, which Pampa was entitled to acquire (either directly or through one or more subsidiaries), from Grupo AEI in accordance with an agreement entered into on January 19, 2011 by and between Pampa, party of the first part, and AEI Utilities, S.L., a limited company (sociedad limitada) organized under the laws of Spain ("AEIU"), AEI Servicios Argentina S.A., a corporation (sociedad anónima) organized under the laws of Argentina, and AEI, a company organized under the laws of  the Cayman Islands, parties of the second part.

As a consequence of the acceptance by the Company of said offer, Edenor was appointed by Pampa as the acquiring party under the PESA-AEI Agreement. Therefore, on March 4, 2011, the Company acquired from AEIU (i) 182,224,095 common shares of EMDERSA S.A. (“Emdersa”), representing 77.19% of Emdersa’s capital stock and votes (“Emdersa Shares”), (ii) 2 common shares of Empresa Distribuidora de San Luis S.A. (“Edesal”) representing 0.01% of Edesal’s capital stock and votes, (iii) 600 common shares of Emdersa Generación Salta S.A. (“EGSSA”)  representing 0.02% of EGGSA’s capital stock and votes, (iv) 1 common share of Empresa Distribuidora de Electricidad de la Rioja S.A. (“EDELAR”) representing 0.01% of EDELAR’s capital stock and votes, (v) 1 common share of Empresa de Sistemas Eléctricos Abiertos S.A. (“ESED”) representing 0.01% of ESED’s capital stock and votes, (all the shares mentioned in items (ii) through (v) hereinafter referred to as the “Residual Shares”) and (vi) 29,118,127 common shares of AESEBA S.A. representing 99.99% of AESEBA’s capital stock and votes (“AESEBA’s Shares”). The price paid by the Company for the aforementioned assets amounted to US$ 90,000,000 for Emdersa’s Shares and the Residual Shares acquired from AEIU and to US$ 49.998,280 for AESEBA’s Shares acquired from AEIU.

Emdersa owns: (i) 99.99% of EDESAL’s capital stock and votes, (ii) 90% of the capital stock and votes of Empresa Distribuidora de Electricidad de Salta S.A. ("EDESA"),  (iii) 99.98% of EGSSA’s  capital stock and votes, and (iv) 99.99% of EDELAR’s capital stock and votes. EDESA owns 99.99% of ESED’s capital stock and votes. Furthermore, AESEBA in turn owns 90% of the capital stock and votes of Empresa Distribuidora de Energía Norte, S.A. ("EDEN"), which provides electricity distribution services in the northern and central part of the Province of Buenos Aires.

Within the framework of the offer made by Pampa and accepted by the Company, the parties have additionally agreed that if within the 3 years following acquisition date of Emdersa’s Shares, the Residual Shares and AESEBA’s Shares, the Company sold either totally or partially any of such shares, Pampa would be entitled to receive from the Company a payment equivalent to 50% of the amount received for the sale thereof in excess of the amount paid to AEIU for any of such Shares (Emdersa’s Shares and/or Residual Shares and/or AESEBA’s Shares).

In order to evaluate the above described transaction, the Company engaged the services of the investment bank Citigroup Global Markets Inc. (“Citigroup”) to render a fairness opinion to the Company’s Board of Directors, concerning the fairness of the price that would have to be paid for Emdersa’s shares, the Residual shares and AESEBA’s shares. The opinion of the Company’s Audit Committee was also requested. Both Citigroup and the Company’s Audit Committee rendered their opinion, prior to the acquisition, stating that the informed values are adequate and within the market’s parameters.

In compliance with current regulations, it is hereby stated that the Company has formally consulted the National Securities Commission about the steps to be followed with regards to the public offering for the acquisition of Emdersa’s shares that the Company must make to Emdersa’s minority shareholders due to the change in that company’s control and in accordance with the provisions of Decree No. 677/01 and the National Securities Commission’s regulations. The aforementioned consultation was made due to the fact that the authorization and carrying out of the public acquisition offering that for the same reasons is to be carried out by AEIU at a price of US$ 0.68 per Emdersa’s common share, is still pending. Therefore, the situation generated by the potential coexistence of two public offerings must, in the Company’s opinion, be clarified.

The Company has fully assumed its obligation to carry out the public acquisition offering it is required to make due to the new change in Emdersa’s control, which will be carried out at the same price per Emdersa’s common share that the Company paid to AEIU, i.e. US$ 0.49 per Emdersa’s common share, in the manner and time period established by the control authority. The carrying out of said public acquisition offering was approved by the Company’s Board of Directors on March 4, 2011, and constitutes an irrevocable commitment with Emdersa’s shareholders.

Finally, within the framework of the reported transaction for the acquisition of shares, the change in control of the acquired companies constitutes grounds for calling the loans taken out by their subsidiaries due. Therefore, on March 4, 2011, the Company granted a series of loans to them in order to allow for the restructuring, putting them in a better position to negotiate. The loans, which carry interest at an annual rate of 16% and mature on April 30, 2011, will be distributed in the following manner: i) EDEN 80,000; ii) EDELAR 31,178; iii) EDESA 131,319.5 and iv) EDESAL 37,502.5.

Furthermore, the Company has initiated the proceedings aimed at obtaining authorization from the corresponding control authorities.

d) Loan with related companies (Section 33 Law No. 19,550)

On March 4, 2011, the Company and Pampa Energía S.A. entered into an agreement pursuant to which the Company will receive a US$ 5 million two-year term loan at an annual rate of 5%. The loan will be used to finance several investments that the Company intends to make in accordance with its business plan.

e) Relaunching of the Issuance of Fixed Rate Class 9 Corporate Notes due in 2022 for a nominal value of up to US$ 69,699,000.

On April 26, 2011, the Company issued Corporate Notes for a nominal value of US$ 69,699,000, thus completing the original amount of the series of up to US$ 300,000,000.

The new Class 9 Corporate Notes, which may be 100% merged with the previous issue, have been issued at an issue price of 101.25% of the principal amount plus interest accrued from April 25, 2011 through the date of issuance. The twelve-year term notes accrue interest as from April 25, 2011 at a fixed rate of 9.75%, payable semiannually on October 25 and April 25 of each year, with the first interest payment maturing on October 25, 2011. The principal will be amortized in a lump sum payment at maturity date in 2022. The Company has requested authorization for the listing of the Corporate Notes on the Buenos Aires Stock Exchange and admission for trading on the Mercado Abierto Electrónico S.A., as well as authorization for the listing of the Corporate Notes on the Luxembourg Stock Exchange and admission for trading on the Euro MTF Market, which is the alternative market of the Luxembourg Stock Exchange.

The Company will use the net proceeds from the sale of the Corporate Notes in this offer to refinance in whole or in part its short-term debt, and/or finance the capital expenditures plan and/or increase working capital (Note 14.b).

f) Derivative Financial Instruments - Corporate Notes

In April 2011, the Company carried out a transaction with a derivative financial instrument with Deutsche Bank S.A. with the aim of hedging the foreign currency exchange rate of the cash flows and derivatives of interest payment transactions arising from the new issue for up to US$ 69,699,000.

g) Loan with subsidiary and related companies (Section 33 Law No. 19,550)

On April 29, 2011, the Company entered into a refinancing agreement with EDEN, EDESAL, EDELAR and EDESA with the purpose of allowing for the restructuring of the financial loans granted to them at the time of acquistion. The one-year term loans, which amounted to 80,000 in the case of EDEN, 31,178 in the case of EDELAR, 131,319.5 in the case of EDESA and 502.5 in the case of EDESAL, become due on April 30, 2012 and accrue interest at an annual rate of 16%, payable semiannually on October 31, 2011 and April 30, 2012. The terms of these loans are in agreement with ordinary market conditions for this type of transactions.

27.	OTHER INFORMATION

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEET AS OF DECEMBER 31, 2010
EXHIBIT A
PROPERTY, PLANT AND EQUIPMENT	Page 1 of 2
(stated in thousands of pesos)
	Original value					Depreciation					Net
	At beginning		Retirements		At end	At beginning	Retirements	For the	Annual	At end	book value
MAIN ACCOUNT	of year	Additions	(1)	Transfers	of year	of year	(1)	year	rate	of year	2010
FACILITIES IN SERVICE
Substations	1,027,225	0	0	111,931	1,139,156	362,172	0	30,537	3 - 4%	392,709	746,447
High voltage networks	462,272	0	0	19,743	482,015	156,557	0	12,615	3 - 4%	169,172	312,843
Medium voltage networks	881,843	0	(122)	65,657	947,373	348,568	(104)	25,550	3 - 4%	374,014	573,364
Low voltage networks	1,771,311	0	(2,212)	58,022	1,827,121	1,032,580	(1,444)	44,427	4 - 5%	1,075,363	751,558
Transformation chambers and platforms	615,038	0	(543)	45,774	660,269	224,852	(237)	19,075	3 - 4%	243,690	416,579
Meters	679,812	0	0	66,029	745,841	285,626	0	27,615	4 - 5%	313,241	432,600
Buildings	96,374	0	(2,634)	13,332	107,072	23,152	(465)	1,392	2 - 3%	24,079	82,993
Communications network and facilities	96,315	0	0	6,694	103,009	61,477	0	4,914	4 - 5%	66,391	36,618
Total facilities in service	5,630,190	0	(5,511)	387,182	6,011,861	2,494,984	(2,250)	166,125		2,658,859	3,353,002
FURNITURE, TOOLS AND EQUIPMENT
Furniture, equipment and software projects	191,338	8,706	(37)	0	200,007	177,755	(37)	9,232	12 - 13%	186,950	13,057
Tools and other	46,878	1,695	(282)	0	48,291	43,896	(265)	657	10 - 11%	44,288	4,003
Transportation equipment	23,837	5,040	(112)	0	28,765	14,874	(96)	2,366	20%	17,144	11,621
Total furniture, tools and equipment	262,053	15,441	(431)	0	277,063	236,525	(398)	12,255		248,382	28,681
Total assets subject to depreciation	5,892,243	15,441	(5,942)	387,.182	6,288,924	2,731,509	(2,648)	178,380		2,907,241	3,331,683
CONSTRUCTION IN PROCESS
Transmission	157,329	112,871	0	(131,674)	138,526	0	0	0	-	0	138,526
Distribution and other	164,323	260,458	0	(255,508)	169,273	0	0	0	-	0	169,273
Total construction in process	321,652	373,329	0	(387,182)	307,799	0	0	0		0	307,799
Total 2010	6,213,395	388,770	(5,942)	0	6,596,723	2,731,509	(2,648)	178,380		2,907,241	3,689,482

(1) Includes net value of retirements for the sale of real property as of December 31, 2010 for 2,169 (Notes 3.g and 12).

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008
EXHIBIT A
PROPERTY, PLANT AND EQUIPMENT	Page 2 of 2
(stated in thousands of pesos)
	Original value					Depreciation					Net	Net
	At beginning				At end	At beginning		For the	Annual	At end	book value	book value
MAIN ACCOUNT	of year	Additions	Retirements	Transfers	of year	of year	Retirements	year	rate	of year	2,009	2,008
FACILITIES IN SERVICE
Substations	887,222	0	(3,066)	143,069	1,027,225	336,203	(2,473)	28,442	3 - 4%	362,172	665,053	551,019
High voltage networks	398,304	0	0	63,968	462,272	144,675	0	11,882	3 - 4%	156,557	305,715	253,629
Medium voltage networks	829,470	0	(597)	52,970	881,843	323,671	(223)	25,120	3 - 4%	348,568	533,275	505,799
Low voltage networks	1,715,331	0	(4,153)	60,133	1,771,311	986,478	(2,375)	48,477	4 - 5%	1,032,580	738,731	728,853
Transformation chambers and platforms	545,342	0	(46)	69,742	615,038	207,332	(43)	17,563	3 - 4%	224,852	390,186	338,010
Meters	631,670	0	0	48,142	679,812	260,044	0	25,582	4 - 5%	285,626	394,186	371,626
Buildings	92,514	0	0	3,860	96,374	22,056	0	1,096	2 - 3%	23,152	73,222	70,458
Communications network and facilities	84,223	0	0	12,092	96,315	56,824	0	4,653	4 - 5%	61,477	34,838	27,399
Total facilities in service	5,184,076	0	(7,862)	453,976	5,630,190	2,337,283	(5,114)	162,815		2,494,984	3,135,206	2,846,793
FURNITURE, TOOLS AND EQUIPMENT
Furniture, equipment and software projects	186,778	4,628	(68)	0	191,338	167,303	(68)	10,520	12 - 13%	177,755	13,583	19,475
Tools and other	46,499	379	0	0	46,878	43,170	0	726	10 - 11%	43,896	2,982	3,329
Transportation equipment	18,777	5,656	(596)	0	23,837	14,097	(581)	1,358	20%	14,874	8,963	4,680
Total furniture, tools and equipment	252,054	10,663	(664)	0	262,853	224,570	(649)	12,604		236,525	25,528	27,484
Total assets subject to depreciation	5,436,130	10,663	(8,526)	453,976	5,892,243	2,561,853	(5,763)	175,419		2,731,509	3,160,734	2,874,277
CONSTRUCTION IN PROCESS
Transmission	242,401	121,965	0	(207,037)	157,329	0	0	0	-	0	157,329	242,401
Distribution and other	139,580	271,682	0	(246,939)	164,323	0	0	0	-	0	164,323	139,580
Total construction in process	381,981	393,647	0	(453,976)	321,652	0	0	0		0	321,652	381,981
Total 2009	5,818,111	404,310	(8,526)	0	6,213,895	2,561,853	(5,763)	175,419		2,731,509	3,482,386
Total 2008	5,486,985	335,722	(4,596)	0	5,818,111	2,394,276	(2,686)	170,263		2,561,353		3,256,258

The Additions column in the Distribution and other line includes 1,746 related to the extension of the software lease agreement (Note 3.g).

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2009
EXHIBIT C
INVESTMENTS IN OTHER COMPANIES
(stated in thousands of pesos)

							Information on the Issuer
								Last financial statement issued
Name and features of securities	Class	Face value	Number	Adjusted cost	Value on equity method	Net book value 2010	Main activity	Date	Nominal Capital Stock	Income for the year	Equity	% interest in capital stock	Net book value 2099

NON-CURRENT INVESTMENTS

Section 33 Law No. 19,550 as amended -Companies-

Related Company: SACME S.A.	common non-endorsable	$1	6,000	15	415	415	Electric power services	12/31/2010	12	14	830	50	408
Total						415							408

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2009

EXHIBIT D

OTHER INVESTMENTS

(stated in thousands of pesos)

	Net book value
MAIN ACCOUNT	2010	2009

CURRENT INVESTMENTS

Time deposits
. in foreign currency (Note 27 Exhibit G)	17,523	27,191

Money market funds
. in local currency	117,458	80,055

Corporate Notes and Shares (1)
. in foreign currency (Note 27 Exhibit G)	533,251	112,441

Total Current Investments	668,232	219,687

Total Investments	668,232	219,687

(1) Includes Corporate Notes of Transener S.A. for 17,527 as of December 31, 2010 (Note 15).

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF DECEMBER 31, 2010
ALLOWANCES AND ACCRUALS	EXHIBIT E
Page 1 of 3
(stated in thousands of pesos)
	2010
MAIN ACCOUNT	At beginning of year	Additions	Retirements	Recoveries	At end of year

Deducted from current assets

For doubtful accounts	19,688	16,313	(6,742)	0	29,259

For other doubtful accounts	7,908	4,891	0	0	12,799

Included in current liabilities

Accrued litigation	62,813	3,613	(8,594)	0	57,832

Included in non-current liabilities

Accrued litigation	10,084	0	(868)	(2,400)	6,816

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF DECEMBER 31, 2009
ALLOWANCES AND ACCRUALS	EXHIBIT E
Page 2 of 3
(stated in thousands of pesos)
	2009
MAIN ACCOUNT	At beginning of year	Additions	Retirements	Recoveries (1)	At end of year

Deducted from current assets

For doubtful accounts	33,097	20327	(6,780)	(26,956)	19,688

For other doubtful accounts	4,573	3,975	(640)	0	7,908

Included in current liabilities

Accrued litigation	52,756	15,500	(5,443)	0	62,813

Included in non-current liabilities

Accrued litigation	45,078	559	0	(35,553)	10,084

(1) The 26,956 relate to the Framework Agreement with the Province of Buenos Aires (Notes 12 and 13, and Note 27 Exhibit H).
The 35,553 related to the recovery of the accrual for tax contingencies (Notes 3.i and 12).

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF DECEMBER 31,2008
ALLOWANCES AND ACCRUALS	EXHIBIT E
Page 3 of 3
(stated in thousands of pesos)

	2008
MAIN ACCOUNT	At beginning of year	Additions	Retirements	Recoveries	At end of year

Deducted from current assets

For doubtful accounts	40,006	23,559	(6,452)	(24,016)	33,097

For other doubtful accounts	2,900	1,673	0	0	4,573

Deducted from non-current assets
For impairment of value of deferred tax assets	34,482	0	(34,482)	0	0

Included in current liabilities

Accrued litigation	39,868	19,900	(7,012)	0	52,756

Included in non-current liabilities

Accrued litigation	42,843	2,235	0	0	45,078

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF DECEMBER31,2010 AND 2009

EXHIBIT G

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	2010				2009
Account	Currency and amount (2)		Exchange rate (l)	Booked amount in thousands of pesos	Currency and amount (2)		Booked amount in thousands of pesos
Current Assets

Cash and banks	US$	382,816	3.936	1,507	US$	292,212	1,099
	ECU	45,911	5.2191	240	ECU	42,394	229
Investments
Time deposits	US$	4,452,058	3.936	17,523	US$	7,226,043	27,170
	ECU	0	5.2191	0	ECU	3,983	21
Corporate Notes	US$	135,480,437	3.936	533,251	US$	29,904,415	112,441
Other receivables
Expenses advanced	US$	17,682	3.936	70	US$	118,878	447
Receivables from activities other than the main activity	US$	1,008,586	3.936	3,970	US$	363,665	1,367
Initial margins	US$	0	3.936	0	US$	6,090,200	22,899
Other	US$	5,797	3.936	23	US$	5,600	21
	ECU	111,954	5.2191	584	ECU	19,949	108
Total Current Assets				557,168			165,802
Total Assets				557,168			165,802
Current Liabilities
Trade accounts payable	US$	4,476,084	3.976	17,797	US$	7,513,124	28,550
	ECU	304,112	5.2726	1,603	ECU	15,438	84
	CHF	153,989	4.2429	653	CHF	108,826	400
Loans
Corporate Notes	US$	5,582,495	3.976	22,196	US$	3,682,978	13,996

Other liabilities
Other	US$	338,302	3.976	1,345	US$	347,618	1,321
	ECU	0	5.2726	0	ECU	8,913	49
Total Current Liabilities				43,594			44,400
Non-Current Liabilities
Loans
Corporate Notes	US$	255,969,567	3.976	1,017,735	US$	176,633,106	671,206
Total Non-Current Liabilities				1,017,735			671,206
Total Liabilities				1,061,329			715,606

(1) Selling and buying exhange rate of Banco de la NaCion Argentina in effect at the end of the year.
(2) US$ = US Dollar, ECU = Euro; CHF Swiss Franc.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

INFORMATION REQUIRED BY SECTION 64 CLAUSEb) OF LAW No. 19,550

EXHIBIT H

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(stated in thousands of pesos)	2010				2009	2008
	Transmission and
	Distribution	Selling	Administrative
Description	Expenses	Expenses	Expenses	Total	Total	Total
Salaries and social security taxes	293,265	68,100	76,983	438,348	330,358	257,629
Postage and telephone	5,656	11,531	2,034	19,221	15,038	12,919
Bank commissions	0	10,667	0	10,667	9,373	7,529
Allowance for doubtful accounts (1)	0	21,204	0	21,204	18,582	15,304
Supplies consumption	36,788	662	2,754	40,204	37,727	34,298
Work by third parties	118,440	48,131	13,887	180,458	165,341	140,129
Rent and insurance	3,914	663	14,264	18,841	11,697	6,967
Security services	6,162	491	2,932	9,585	6,854	5,314
Fees	849	5	5,468	6,322	6,233	6,259
Computer services	350	6,708	26,746	33,804	28,602	21,148
Advertising	0	0	18,444	18,444	16,769	12,849
Reimbursements to personnel	1,034	217	481	1,732	2,571	6,077
Temporary personnel	164	1,207	746	2,117	1,918	2,111
Depreciation of property, plant and equipment	169,402	4,033	4,945	178,380	175,419	170,263
Technical assistance	0	0	0	0	0	15,377
Directors and Supervisory Committee members' fees	0	0	3,672	3,672	2,860	2,912
Taxes and charges	1	20,554	2,302	22,857	19,940	16,437
Other	264	63	3,239	3,566	2,291	2,100
Total 2010	636,289	194,236	178,897	1,009,422	-	-
Total 2009	548,583	158,956	144,034	-	851,573	-
Total 2008	497,870	126,016	138,737	-	-	735,622

(1) As of December 31, 2009, net of recovery of the allowance Framework Agreement with the Province of Buenos Aires for 5,720 (Notes 12 and 13 and Note27 Exhibit E).

28. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

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

As discussed in Note 3.m, under Argentine GAAP the Company accounts for income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of deferred tax assets which is not recoverable. This accounting under Argentine GAAP is similar to US GAAP set forth in Income Taxes topic of the FASB Accounting Standards Codification (“ASC 740”). However, under Argentine GAAP as discussed in Note 2, the CNV through its General Resolutions N° 485/05 and 487/06 decided to implement certain changes in the Argentine GAAP effective for fiscal years or interim periods beginning as from January 1, 2006, by requiring the application of TR N° 6, 8, 9, 11, 14, 16, 17, 18, 21, and 22 and Interpretations 1, 2, 3, and 4, of the FACPCE with the amendments introduced by such Federation through April 1, 2005 (Resolution N° 312/05) and adopted by the CPCECABA (Resolution CD N° 93/05) with certain amendments and clarifications.

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

As of December 31, 2007, the valuation allowance of deferred tax assets represented the portion of the tax loss generated in 2002 whose offset against future taxable income would not be possible after the filing of the 2007 income tax return, due to the fact that it became statute-barred. As of December 31, 2008, the valuation allowance of deferred income tax assets was totally reversed out considering on one hand, that a portion of the tax loss carry forward became statute –barred and on the other hand, the Company estimates that there will be future taxable income so that assets temporary differences will be recovered.

As of December 31, 2010, there is no valuation allowance of deferred income tax assets.

In addition, under Argentine GAAP, deferred tax assets and liabilities are classified as non-current items, while under US GAAP these amounts are classified as current or non-current based on the classification of the related asset or liability for financial reporting. A deferred tax asset or liability that is not related to an asset or liability for financial reporting, including deferred tax assets related to tax loss carry-forwards, shall be classified according to the expected reversal date of the temporary difference.

The Company applies ASC section 715-30-25 and the disclosures requirements of ASC section 715-20-50, as described in Note 28.II.e). As a result, as of December 31, 2010 and 2009, the Company recognized a deferred tax asset amounting to 3,548 and 2,232, respectively, related to the tax effect on the unrecognized net actuarial loss.

The effect of the foregoing US GAAP adjustments on net income and shareholders’ equity are included in the Note 28.I.g) below.

b)	Interest capitalized – net

Through December 31, 2005, the capitalization of financial costs was discretionary under Argentine GAAP. Thus, the Company capitalized financial costs in property, plant and equipments from 1997 to 2001 and subsequently discontinued such capitalization in 2001. As from January 1, 2006, and as required by CNV General Resolution N° 485, the capitalization of financial costs is mandatory, thus, the Company capitalized financial costs during the years ended December 31, 2010 and 2009.

Under US GAAP, the Company applied Topic ASC 835 “Interest” whereby interest capitalization on assets is mandatory for those assets which require a period of time to get them ready for their intended use. As such, the US GAAP reconciling ítem represents the additional depreciation of the interest capitalized during the period from January 1, 2002 through December 31, 2005.

The effect of this US GAAP adjustment on net income and shareholders’ equity are presented in the Note 28.I.g).

c)	Asset retirement obligations – net

Under Argentine GAAP, in accordance with FAPCE TR 17, the Company capitalized in property, plant and equipments the costs associated with the removal of polychlorinated biphepyl (PCB) included in the transformers when the removal is requested.

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

The Company uses transformers with PCB. Argentine Law requires that the Company eliminates or reduces to an acceptable level the PCB contained in any of its transformers by the end of 2010. Accordingly, the Company removed PCB from its transformers during the fiscal year 2008 extinguishing its obligation. The Company has determined that PCB removal represents an asset retirement obligation as defined by the Asset Retirement and Environmental Obligation Topic of the FASB Accounting Standards Codification.

Thus, under US GAAP an additional asset and liability was recognized.

The effects on US GAAP net income and shareholders’ equity includes the amortization of the asset retirement costs which is included in depreciation expense.

The effect of this US GAAP adjustment on net income and shareholders’ equity are presented in the Note 28.I.g) below.

d)	Troubled debt restructuring and repurchases of debt

As explained in Note 14, on February 22, 2006, the Company obtained the consent from 100% of its bond holders for the restructuring of financial debt amounting to US$ 540.9 million as of that date.

Under Argentine GAAP, the restructuring of the financial debt was treated as an exchange of debt instruments with substantially different terms. As a result, the Company de-recognized the former debt from the balance sheet and recognized the new debt at its present value, discounted at a 10% market interest rate. The gain on extinguishment of former debt (net of restructuring costs) recorded as of December 31, 2006 amounted to 179.2 million.

For US GAAP purposes, the restructuring of the debt was accounted for in accordance with Debt topic Trouble Debt Restructurings subtopic of the FASB Accounting Standards Codification (ASC 470-60) as the creditors made certain concessions due to the financial difficulties of the Company. ASC 470-60 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables (including interest, penalties and withholding income tax) at the time of restructuring. A gain on a troubled debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms. Since the total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts, no gain on restructuring was recorded under US GAAP. As a result, the carrying amount of the new debt instruments under US GAAP was greater than the amount recorded under Argentine GAAP and a new effective interest rate was determined, which equated the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debt.

Additionally, for US GAAP purposes, the debt restructuring was completed on April 24, 2006, which was the date when the cash tender and early payment took effect and the new notes were issued. In addition to the reversal of the gain recognized under Argentina GAAP, interest expense from February 22, 2006 to December 31, 2010, was increased by approximately Ps. 116.7 million for US GAAP purposes. The tax basis of the new notes (before the adjustment to present value, see below) is the same as its carrying amount under Argentine GAAP which differs from the carrying amount under US GAAP as explained above. Thus, the deferred tax asset attributable to such difference amounting to Ps. 9,893 and Ps. 15,645 as of December 31, 2010 and 2009 respectively was included in deferred income tax in Note 28.I.g) below.

Gain on troubled debt restructuring, after the repurchases of financial debt, due to carrying amount exceeding future cash flows amounting to Ps. 66,803 as of December 31, 2007 also represents a reconciling item.

On December 13, 2010 the Company redeemed US$ 8.0 million principal amount of the outstanding Fixed Rate Par Notes due 2016, which generated a net gain amounting to Ps. 858 thousands and which has been reversed for US GAAP purposes. As a result of the redemption and other repurchases, the Company had no Fixed Rate Par Notes due 2016 outstanding at December 31, 2010.

These notes constituted an “Early extinguishment of debt”. The cash flows showed that the carrying amount of the payable exceeded the future cash payments. As such, these facts implied that gains should have been recognized as of the date of the measurements of the debt amounting to Ps. 41,570 and 150,269, as of December 2010 and 2009, respectively (excluding the gain on debt restructuring already recognized in 2007).

The following items were reversed out under US GAAP for the year ended December 31, 2010 and 2009:

- the adjustment to present value of the notes (loss of Ps. 17,7 million);
- the loss from the purchase and redemption of notes due in 2016 during 2007 (Ps. 10,2 million);
- the gain from the purchase and redemption of notes due in 2016 during 2008 (Ps. 55,2 million);
- the gain from the purchase and redemption of notes due in 2016 during 2009 (Ps. 46,2 million);
- the loss from the purchase and redemption of notes due in 2016 during 2010 (Ps. 0,7 million);
- the adjustment to present value of purchased and redeemed notes due in 2016 during 2007 (loss of Ps. 8,6 million);
- the adjustment to present value of purchased and redeemed notes due in 2016 during 2008 (gain of Ps. 9,0 million);
- the adjustment to present value of purchased and redeemed notes due in 2016 during 2009 (gain of Ps. 8,0 million); and,
- the adjustment to present value of purchased and redeemed notes due in 2016 during 2010 (gain of Ps. 1,6 million).

Aditionally, as of December 31, 2010, 2009 and 2008, deferred tax assets amounting to 1,469, 1,835 and 2,960, respectively were recognized under Argentine GAAP as a temporary difference generated by the adjustment to present value of the notes repurchased and by the redeemed notes, respectively, which amounts were also reversed under US GAAP.

The deferred income tax effect on the trouble debt restructuring (including the adjustment to present value) amounting to 11,362 was recorded for US GAAP purposes.

The effect of these US GAAP adjustments on net (loss)  income and shareholders’ equity is presented in the Note 28.I.g) below.

e)	Investments in marketable securities

Under Argentine GAAP, the Company’s investments in debt and equity securities are carried at market value with unrealized gains and losses, if any, included in the statement of operations.

Under US GAAP, the Company has classified these investments as available-for-sale and is carrying these investments at fair value with unrealized gains and losses, if any, included in other comprehensive income in the shareholders’ equity in accordance with topic ASC 320 “Investments - Debt and equity securities”. Specific identification was used to determine cost in computing realized gain or loss.  The Company’s investments are considered available-for-sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms.

Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. The topic ASC 320 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary.

December 31, 2010			Gross Unrealized
	Cost	Fair Value	Gain	Loss

Money Market Funds	115,616	117,458	1,842	-
Equity Securities	102,639	102,415	-	(224)
Corporate Debt Securities	425,156	430,836	5,680	-
Total	643,411	650,709	7,522	(224)

Under US GAAP, as of December 31, 2010, the Company has assessed if an other-than-temporary impairment existed. No other-than-temporary impairment exists since none of the conditions prescribed by Topic ASC 320-10-35-33A through 33I were complied with.

December 31, 2009			Gross Unrealized
	Cost	Fair Value	Gain	Loss

Government Bonds	63,919	63,917	-	(2)
Money Market Funds	80,055	80,055	-	-
Corporate Debt Securities	48,854	48,524	-	(330)
Total	192,828	192,496	-	(332)

The maturities as of December 31, 2010, of the available-for-sale Corporate Debt Securities included in the balance sheet were as follows:

	Carrying value	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 years but within 10 years
Corporate Debt Securities	430,836	430,836	-	-

f)	Trust Consolidation

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

As mentioned in Note 22, on September 3, 2009, the discretionary trust was dissolved and the trust property was liquidated and transferred to the Company. As such, during 2009 under US GAAP this adjustment was reversed. The effect of these US GAAP adjustments on net income and shareholders’ equity is presented in the Note 28.I.g) below.

g)	Effects of conforming to US GAAP

The reconciliation of reported (loss) net income required to conform to US GAAP is as follows:

	For the year ended December 31,
	2010	2009	2008

Net (loss) income under Argentine GAAP	(74,031)	90,643	123,115

Deferred income tax (Note 28.II.a)	18,054	(13,903)	(6,989)
Interest capitalized – net (Note 28.II.b)	(5,095)	(5,095)	(5,095)
Asset retirement obligations (Note 28.II.c)	175	175	(107)
Trouble debt reestructuring and repurchases of debt (Note 28.II.d)	32,463	49,944	110,032
Investments in marketable securities (Note 28.I.e)	(7,298)	332	(5,444)
Trust consolidation (Note 28.I.f)	-	(49,015)	49,015

Net (loss) income under US GAAP	(35,732)	73,081	264,527

The reconciliation to conform shareholders’ equity amounts to US GAAP is as follows:

	As of December 31,
	2010	2009

Shareholders' equity under Argentine GAAP	2,108,178	2,182,209

Deferred income tax (Note 28.II.a)	(367,857)	(384,673)
Interest capitalized – net (Note 28.II.b)	69,399	74,494
Asset retirement obligations (Note 28.II.c)	(4,293)	(4,468)
Trouble debt restructuring and repurchases of debt (Note 28.II.d)	(27,275)	(59,738)
Pension Plan (Note 28.II.e)	(10,136)	(6,375)

Shareholders' equity under US GAAP	1,768,016	1,801,449

The changes in shareholders’ equity under US GAAP as of December 31, 2010 and 2009 are as follows:

	For the year ended December 31,
	2010	2009

Shareholders' equity under US GAAP - Beginning balance	1,801,449	1,727,154

Net income for the year in accordance with US GAAP	(35,732)	73,081
Accumulated Other Comprehensive income - Pension Plan, net of tax and Investments in marketable securities, net of tax (Note 28.II.p)	2,299	1,214

Shareholders' equity under US GAAP - Ending balance	1,768,016	1,801,449

II.	Additional disclosure requirements

a)	Deferred income taxes

The benefit for income taxes included in the condensed statement of income and accounted for in accordance with US GAAP is as follows:

	As of December 31,
	2010	2009	2008
Income tax under Argentine GAAP:
Current income tax	(16,235)	(95,570)	(99,745)
Other adjustments	-	1,636	-
Deferred income tax - benefit	17,371	14,623	38,571
Total income tax benefit (expense) under Argentine GAAP	1,136	(79,311)	(61,174)

	As of December 31,
	2010	2009	2008
US GAAP adjustments:

Adjustment for inflation on property, plant and equipment	24,978	26,980	30,404
Interest capitalized	1,783	1,783	1,783
Deferred income tax effect on the adjustment to present value of the notes	(1,469)	(1,835)	(2,960)
Deferred income tax effect on troubled debt restructuring and repurchases of debt	(9,893)	(15,645)	(35,551)
Asset Retirement Obligation	(61)	(61)	38
Accruals - ENRE Penalties	-	(24,991)	-
Investments in marketable securities	2,554	(116)	1,905
Others	162	(18)	(2,608)

US GAAP adjustments	18,054	(13,903)	(6,989)

Income tax benefit (expense) under US GAAP	19,190	(93,214)	(68,163)

	As of December 31,
	2010	2009	2008

Decrease (Increase) of the valuation allowance of value of deferred tax assets
Under Argentine GAAP	-	-	34,482
US GAAP adjustments	-	-	-
Variation of the valuation allowance under US GAAP	-	-	34,482

Deferred tax assets (liabilities) as of December 31, 2010 are summarized as follows:

	As of December 31, 2010
	Argentine GAAP balance	US GAAP adjustment	US GAAP balance

Deferred tax assets
Tax losses carry forward	11,586	-	11,586
Accruals	162,053	5,051	167,104
Troubled debt restructuring and repurchases of debt	-	3,335	3,335
Others	13,532	-	13,532
Total deferred tax assets, net	187,171	8,386	195,557

Deferred tax liabilities
PP&E and others	(82,725)	(376,243)	(458,968)
Total deferred tax liabilities	(82,725)	(376,243)	(458,968)

Total net deferred tax assets (liabilities)	104,446	(367,857)	(263,411)

Deferred tax assets (liabilities) as of December 31, 2009 are summarized as follows:

	As of December 31, 2009
	Argentine GAAP balance	US GAAP adjustment	US GAAP balance

Deferred tax assets
Tax losses carry forward	4,293	-	4,293
Accruals	127,033	3,795	130,828
Troubled debt restructuring and repurchases of debt	-	13,229	13,229
Others	14,058	-	14,058
Total deferred tax assets, net	145,384	17,024	162,408

Deferred tax liabilities
PP&E and others	(58,309)	(401,697)	(460,006)
Total deferred tax liabilities	(58,309)	(401,697)	(460,006)

Total net deferred tax assets (liabilities)	87,075	(384,673)	(297,598)

A reconciliation of the Argentine Statutory Income Tax rate to the Company’s effective tax rate on net (loss) income is as follows:

	As of December 31,
	2010	2009	2008

Income tax calculated at tax rate on net income before taxes under US GAAP	19,222	(58,203)	(116,442)

Permanent differences:
Effect of Trust consolidation	-	(17,155)	17,155
Other non-deductible expenses	(32)	(17,856)	(3,358)
Subtotal	19,190	(93,214)	(102,645)
Variation of the valuation allowance under US GAAP	-	-	34,482
Income tax benefit (expense) under US GAAP	19,190	(93,214)	(68,163)

US GAAP deferred tax assets (liabilities) as of December 31, 2010 and 2009 breakdowns are summarized below:

	As of December 31, 2010
	Total	Current	Non Current
Deferred tax assets
Tax losses carry forward	11,586	-	11,586
Accruals	167,104	1,211	165,892
Troubled debt restructuring and repurchases of debt	3,335	-	3,335
Others	13,532	411	13,122
Total deferred tax assets	195,557	1,622	193,935

	As of December 31, 2010
	Total	Current	Non Current
Deferred tax liabilities
PP&E and others	(458,968)	(30,888)	(428,080)
Total deferred tax liabilities	(458,968)	(30,888)	(428,080)

Total net deferred tax liabilities	(263,411)	(29,266)	(234,145)

	As of December 31, 2009
	Total	Current	Non Current
Deferred tax assets
Tax losses carry forward	4,293	4,293	-
Accruals	130,828	967	129,861
Troubled debt restructuring and repurchases of debt	13,229	-	13,229
Others	14,058	4,463	9,595
Total deferred tax assets	162,408	9,723	152,685

Deferred tax liabilities
PP&E and others	(460,006)	(30,170)	(429,836)
Total deferred tax liabilities	(460,006)	(30,170)	(429,836)

Total net deferred tax liabilities	(297,598)	(20,447)	(277,151)

b)	Interest capitalized – net

In accordance with ASC topic 835, interests on loans related to works in progress has been capitalized on the qualifying asset (assets that require an extended period of time to acquire or produce), during the term of construction until they were in condition to be used, as follows:

	As of December 31,
	2010	2009	2008
Interest expense incurred under US GAAP	103,782	139,193	59,908
Interest capitalized under US GAAP	19,522	24,966	31,477

Effect on US GAAP adjustment in net income is as follows:

	For the year ended December 31,
	2010	2009	2008
Depreciation of interest capitalized (Note 28.I.g)	(5,095)	(5,095)	(5,095)

Effect on US GAAP adjustment on shareholders’ equity is a follows:

	As of December 31
	2010	2009
Interest capitalized	125,294	125,294
Depreciation on interest capitalized	(55,895)	(50,800)
Interest capitalized – net (Note 28.I.g)	69,399	74,494

c)	Asset retirement obligations

Under US GAAP, a decrease in asset must be recognized as of December 31, 2010 and 2009, as follows:

	As of December 31,
	2010	2009
Asset retirement costs	-	-
Less: accumulated depreciation	(784)	(959)
Net book value	(784)	(959)
Asset retirement obligation	-	-
Net Shareholders’ equity impact	(784)	(959)

The effects on US GAAP net income and shareholders’ equity includes the amortization of asset retirement costs included in depreciation expense.

Effects on US GAAP adjustment in net income is as follows:

	As of December 31,
	2010	2009	2008
Depreciation of asset retirement costs	175	175	175
Accrued interest	-	-	(282)
Total impact (Note 28.I.g)	175	175	(107)

Effects on US GAAP shareholders’ equity under Argentine GAAP is as follows:

	As of December 31,
	2010	2009
Accumulated depreciation of asset retirement costs	(784)	(959)
Accrued interest	(3,509)	(3,509)
Total impact (Note 28.I.g)	(4,293)	(4,468)

The asset retirement obligation was settled on December 2008.

d)	Troubled debt restructuring and repurchases of debt

The reconciliation between financial debt under US GAAP and Argentine GAAP as of December 31, 2010 and 2009 is as follows:

	As of December 31,
	2010	2009

Financial debt (current and non current) under Argentine GAAP	1,089,221	790,487

Waiver of principal	55,314	55,314
Waiver of unpaid accrued interest	77,658	77,658
Waiver of unpaid accrued penalties	65,726	65,726
Adjustment to present value of the notes	17,745	21,943
Interest expense	116,733	104,286

Loss from the purchase and redemption of notes 2016 during 2007	(10,228)	(10,228)
Gain from the purchase and redemption of notes 2016 during 2008	55,185	55,185
Gain from the purchase and redemption of notes 2016 during 2009	46,182	46,182
Loss from the purchase and redemption of notes 2016 during 2010	(743)	-
Adjustment to present value of purchased and redeemed notes 2016 during 2007	(8,632)	(8,632)
Adjustment to present value of purchased and redeemed notes 2016 during 2008	8,980	8,980
Adjustment to present value of purchased and redeemed notes 2016 during 2009	7,932	7,932
Adjustment to present value of purchased and redeemed notes 2016 during 2010	1,601	-
Gain on debt restructuring	(66,803)	(66,803)
Gain on early extinguishment of debt	(339,375)	(297,805)

Financial debt (current and non current) under US GAAP	1,116,495	850,225

Total impact in shareholders’ equity under US GAAP (Note 28.I.g)	27,275	59,738

Effects of US GAAP adjustments in net income under Argentine GAAP are as follows:

	For the year ended December 31,
	2010	2009	2008
Gain on early extinguishment of debt	41,570	150,269	147,537
Interest expense and exchange differences	(12,447)	(51,454)	18,203
Adjustment to present value of notes	4,198	5,243	8,457
Adjustment to present value of purchased and redeemed notes due in 2016	(1,601)	(7,932)	(8,980)
Gain (loss) from the purchase and redemption of notes due in 2016	743	(46,182)	(55,185)
Total impact in net income (Note 28.I.g)	32,463	49,944	110,032

e)	Pension Plan

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

The components of net periodic benefit cost under Argentina GAAP and US GAAP for 2010, 2009 and 2008 are as follows:

	As of December 31,
	2010	2009	2008
Components of net year benefit cost
Service cost	1,828	1,608	1,488
Interest cost	7,825	4,843	4,441
Recognized net actuarial loss	814	1,314	779
Net year benefit cost	10,467	7,765	6,708

The changes in benefit obligations for the years ended December 31, 2010 and 2009 are as follows:

	As of December 31,
	2010	2009
Benefit obligation - beginning of year	31,195	26,623
Service cost	1,828	1,608
Interest cost	7,825	4,843
Actuarial (gain)/ loss	4,572	(886)
Benefits paid to participants	(3,928)	(993)
Benefit obligation – end of year	41,492	31,195

The adoption of ASC section 715-30-25-1 on December 31, 2006 resulted in the recognition of the “unrecognized actuarial loss” amounting to 5,716 as adjustment to accumulated other comprehensive loss, and a deferred tax asset of approximately 2,001, also in accumulated other comprehensive loss net of charge of 3,715 as adjustment to accumulated other comprehensive loss. As of December 31, 2010, 2009 and 2008, the Company recognized a net charge of 2,445, a net gain of 1,430 and a net charge of 1,858, respectively, as adjustment to accumulated other comprehensive gain/loss corresponding to the net actuarial gain/loss for the year.

The following table shows changes in accumulated other comprehensive gain/loss for the years ended December 31, 2010, 2009 and 2008:

	Net of tax	Tax effect	Gross amount

Balance as of January 31, 2008	3,715	(2,001)	5,716
Net actuarial loss for the year 2008	1,858	(1,001)	2,859
Balance as of December 31, 2008	5,573	(3,002)	8,575
Net actuarial loss (gain) for the year 2009	(1,430)	770	(2,200)
Balance as of December 31, 2009	4,143	(2,232)	6,375
Net actuarial loss (gain) for the year 2010	2,445	(1,316)	3,761
Balance as of December 31, 2010	6,588	(3,548)	10,136

The following yearly pension benefits payments are expected to be made:

2011	4,515
2012	5,825
2013	5,252
2014	5,875
2015	5,768
2016-2020	30,269

The components of the projected net periodic pension benefit costs for 2011 are as follows:

Service cost	1,828
Interest cost	7,825
Amortization of net actuarial loss	814
Net year benefit cost	10,467

The following table shows the effect of a 1% change in discount rate on our projected benefit obligation for the periods indicated:

	As of December 31,
	2010	2009	2008
Projected benefit obligation	41,492	31,195	26,623
Effect of a one-percentage-point increase	39,470	29,676	25,218
Effect of a one-percentage-point decrease	43,804	32,935	28,227

Assumptions

	2010	2009	2008
Weighted - discount rate	24.0%	25.0%	18.0%
Weighted - salary increase	15.0%	15.0%	15.0%
Weighted - long term inflation	18.0%	11.5%	11.5%

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

Under US GAAP, the Trust represented a Variable Interest Entity (VIE) and as such had to be consolidated in the Company’s financial statements.

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

g)	Basic and diluted (loss) earnings per share

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

The following tables set forth the computation of basic and diluted earning per common share under US GAAP for the years presented:

	For the years ended December 31,
(Loss) Earning per share	2010	2009	2008

Numerator:
Net (loss) income for the year	(35,732)	73,081	264,527

Denominator:
Weighted average number of shares used in basic and diluted EPS	897,042,600	897,042,600	897,042,600

(Loss) Earning per share - basic and diluted	(0.040)	0.081	0.295

There are no potential dilutive equity shares.

h)	Segment information

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

i)	Cash flows information

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

Under US GAAP, following ASC 230 and Topic ASC 320 “Investments - Debt and Equity Securities”, the Company classified those transactions as investing activities.

The following table presents the reconciliation of the condensed statements of cash flows between Argentine GAAP and US GAAP:

	For the years ended as of December 31,
Reconciliation of cash flows under Argentine GAAP and US GAAP	2010	2009	2008

Net cash flow provided by operating activities under Argentine GAAP	526,928	667,977	547,543
Reclasification from operating activities to investing activities:
Effect of exchange rate changes on cash and cash equivalents	(10,119)	(7,021)	(2,447)
Net cash flow provided by operating activities under US GAAP	516,809	660,956	545,097

Net cash flow used in investing activities under Argentine GAAP	(381,335)	(404,165)	(325,380)
Effect of consolidation of Edenor’s financial trust	-	(11,345)	11,345
Decrease (Increase) in current and non current investments	-	13,614	(67,893)
Corporate debt securities classified as cash equivalents under Argentina GAAP	(382,312)	(48,524)	-
Net cash flow used in investing activities under US GAAP	(763,647)	(450,420)	(381,928)

Net cash flow used in financing activities under Argentine GAAP (*)	302,878	(161,839)	(196,962)
(Decrease) Increase in current and non current investments	-	(13,614)	67,893
Net cash flow used in financing activities under US GAAP	302,878	(175,453)	(129,069)

	For the years ended as of December 31,
Reconciliation of cash flows under Argentine GAAP and US GAAP	2010	2009	2008

Net increase in cash and cash equivalents under US GAAP	66,159	42,104	36,546
Effect of exchange rate changes on cash and cash equivalents	10,119	7,021	2,447
Net increase in cash and cash equivalents under US GAAP after effect of exchange rate changes on cash and cash equivalents	56,040	35,083	34,099

Cash and cash equivalents at the beginning of the year	179,848	137,744	101,198
Cash and cash equivalents at the end of the year	246,007	179,848	137,744

	2010	2009

Cash and cash equivalents under Argentine GAAP (Note 18)	676,843	228,372
Corporate debt securities – Not qualified as cash equivalent under US GAAP (Note 28.I.e)	(430,836)	(48,524)
Cash and cash equivalents in the condensed statements of cash flows under US GAAP	246,007	179,848

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

▪
Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs)

▪
Level 3 includes unobservable inputs that reflect the Company’s assumptions about the assumptions that market participants would use in pricing the asset or liability. The Company develops these inputs based on the best information available, including its own data.

In accordance with the fair value hierarchy, the following table shows the fair value as of year-end 2010, of those financial assets that must be measured at fair value and were classified as “Investments” and “Loans”:

	Fair value measurements as of December 31, 2010
Description	Balance as of December 31, 2010	Level 1	Level 2	Level 3
Assets
Money market funds	117,458	117,458	-	-
Equity Securities	102,415	102,415
Corporate Debt Securities	430,836	430,836	-	-
Liabilities
Derivatives	7,253		7,253

Company’s financial assets included in Level 1 are valued using market prices on active markets. Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets. Derivative instruments included in Level 2 are valued at fair value obtained from readily-available pricing sources for comparable instruments. As of December 31, 2010 and 2009, the Company did not have any assets or liabilities without observable market values that would require a high level of judgment to determine fair value (level 3).

The unrealized net gains on short-term investments are reported as a component of other comprehensive income.

As of December 31, 2010, the carrying value of the Company’s cash and cash equivalents approximated their fair value which was held primarily in bank deposits and there were no financial liabilities measured at fair value. For the years ended December 31, 2010 and 2009, the Company held no direct investments in auction rate securities, collateralized debt obligations, structured investment vehicles or mortgage-backed securities.

l)	Statement of Income classification differences between Argentine GAAP and US GAAP

Net Sales

Under Argentine GAAP, penalties have been deducted from sales. For US GAAP purposes, penalties are included as transmission and distribution expenses (amounting to 80,006, 58,500 and 34,775 for the years ended December 31, 2010, 2009 and 2008).

Under Argentine GAAP, during the year ended December 31, 2008, the Framework Agreement was signed with the Federal Government and therefore, the corresponding allowance for doubtful accounts was recovered under Argentina GAAP. Under US GAAP, these sales are recognized since the conditions required are met (amounting 24,016).

During the year ended December 31, 2009, the Addendum to the New Framework Agreement entered into by the Government of the Province of Buenos Aires and the Company, was ratified by Decree No. 732 published in the Official Gazette of the Province of Buenos Aires. As a consequence, the allowance for doubtful accounts was partially recovered under Argentina GAAP. Under US GAAP, these sales are recognized since the conditions required are met (amounting 26,956).

As a result of these differences, net sales under US GAAP would have been 2,253,650, 2,163,316 and 2,058,988 for the years ended December 31, 2010, 2009 and 2008, respectively.

Gross margin

Under Argentine GAAP, transmission and distribution expenses have been included whithin operating expenses, but excluded from gross margin calculation. Under US GAAP, such expenses have been included whithin gross margin calculation.

Under US GAAP the interest capitalization adjustment amounting to 5,095 has been included as Transmission and Distribution expenses.

Furthermore, certain other incomes and expenses amounting to 10,564 have been reclassificatied as Transmission and Distribution expenses in order to improve exposure.

As a result of these differences, gross margin under US GAAP would have been 452,125, 535,970 and 547,356 for the years ended December 31, 2010, 2009 and 2008, respectively.

Net operating income

Under Argentine GAAP, certain operating expenses have been included as other expenses - net, excluded from operating income. Under US GAAP, such expenses have been included as operating expenses - net.

As a result of these differences, net operating income under US GAAP would have been 79,746, 241,295 and 277.726 for the years ended December 31, 2010, 2009 and 2008, respectively.

Financial income (expense), net

Under Argentine GAAP ENRE penalties have been included within Financial (expense) net and holding gains (losses). Under US GAAP, such penalties have been included within Transmission and Distribution Expenses amounting to 17,162 for the year ended December 31, 2008. During the years ended December 31, 2010 and 2009, there were no ENRE penalties adjustments.

Under Argentine GAAP, the adjustments to present value of the retroactive tariff increase and the Payment Plan Agreement with the Province of Buenos Aires have been included in a separate line below Financial income (expense) and holding gains (losses). Under US GAAP, the amortization of the discount derived from the adjustment to present value of the retroactive tariff increase has been reclassified to interest gain, within Financial income (expense), net.

In addition, under US GAAP, Financial income (expense), net includes the adjustment of Troubled Debt Restructuring and Repurchases of Debt, described in Note 28.I,d), the reversal of the gain obtained by the Trust under Argentine GAAP, as described in Note 28.I.f) and the adjustment related to unrealized gain (loss) on available-for-sale investments described in Note 28.I.e).

As a result of these disclosure differences, Financial (expense) income, net under US GAAP would have been (134,668), (75,000) and 54.964 for the years ended December 31, 2010, 2009 and 2008, respectively.

The condensed statements of income for the years ended December 31, 2010, 2009 and 2008 under US GAAP are as follows:

	For the year ended December 31,
	2010	2009	2008

Net sales / Services revenues	2,253,650	2,163,316	2,058,988
Electric power purchases	(1,069,747)	(1,003,362)	(934,660)
Transmission and Distribution Expenses	(731,778)	(623,984)	(576,972)
Gross margin	452,125	535,970	547,356
Operating expenses, net	(372,379)	(294,675)	(269,630)
Net operating income	79,746	241,295	277,726
Financial (expense) income, net	(134,668)	(75,000)	54,964
Net (loss) income before income tax	(54,922)	166,295	332,690
Income tax (benefit) expense	19,190	(93,214)	(68,163)
Net (loss) income for the year	(35,732)	73,081	264,527

(Loss) Earning per share	(0.040)	0.081	0.295

The condensed balance sheets under US GAAP as of December 31, 2010 and 2009 are as follows:

	As of December 31,
	2010	2009

Current Assets	1,155,425	703,283
Property, plant and equipment, net	3,754,590	3,552,413
Other non-current assets	274,599	260,404
Current liabilities	818,099	790,889
Non-current liabilities	2,598,499	1,923,762
Shareholders' equity	1,768,016	1,801,449

Summary of Condensed Shareholders’ equity in	For the year ended December 31,
accordance with US GAAP	2010	2009

Common stock	1,902,944	1,902,944
Treasury stock	(6,130)	(6,130)
Additional paid-in capital	24,970	24,970
Legal Reserve	64,008	59,476
Accumulated deficit	(187,238)	(255,787)
Net (loss) income	(35,732)	73,081
Accumulated Other Comprehensive Income	5,194	2,895

Total Shareholders’ equity	1,768,016	1,801,449

m)	Valuation of Property, plant and equipment

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

Based on the foregoing, there is no difference between US GAAP and Argentine GAAP.

n)	ASC 740 Income Taxes

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

As it is required by this topic, the Company has reassessed whether the “more-likely-than-not” recognition threshold has been met before a tax benefit can be recognized and how much of a tax benefits to recognize in the financial statements. The adoption of the topic did not have an impact on the Company’s financial position. There were no unrecognized tax benefits as of December 31, 2010.

The company classifies interest and penalties, if any, in the statement of income under the line “Income tax expense”.

On April 27, 2009, the Company adhered to the income tax regularization plan established in Law No. 26,476. In accordance with the assessment of the tax regularization plan, the Company’s debt was settled at Ps. 12,122 plus interest to be accrued. During the year 2009, the Company paid for this concept an amount of 1,487 and the remaining balance of the Company’s debt totals 10,635.  As a consequence of this tax regularization plan, the Company recognized a gain amounting to Ps. 23,341, net of legal fees amounting to Ps. 2.8 million.

The reconciliation of the beginning and ending balances of recognized uncertain tax position as of December 31, 2010 and 2009 is the following:

Recognized uncertain tax position as of December 31, 2007	36,027
Gross increase due to interest on prior year uncertain tax position	2,236
Recognized uncertain tax position as of December 31, 2008	38,263
Gross decrease due to the assessment of the tax regularization plan	(38,263)
Recognized uncertain tax position as of December 31, 2009	-
Gross decrease due to the assessment of the tax regularization plan	-
Recognized uncertain tax position as of December 31, 2010	-

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

There have been no additional grants of stocks to employees since September 1, 1992.

q)	Comprehensive income

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

The following table summarizes the components of comprehensive income for the years ended December 31, 2010, 2009 and 2008:

	For the year ended December 31,
	2010	2009	2008

Net income under US GAAP	(35,732)	73,081	264,527

Other comprehensive (loss) income:

Unrealized gains and losses - Available for sale securities (net of a tax effect of 2,554 loss, 116 benefit and 1,905 loss, for 2010, 2009 and 2008, respectively)	4,744	(216)	3,539
Pension plan (net of a tax effect of 1,316 benefit, 770 loss and 1,001 benefit, for 2010, 2009 and 2008, respectively)	(2,445)	1,430	(1,858)

Comprehensive income	(33,433)	74,295	266,208

The following table summarizes the components of accumulated other comprehensive income for the years ended December 31, 2010, 2009 and 2008:

	For the year ended December 31,
	2010	2009	2008

Accumulated gross unrealized gain on Available for sale securities	12,410	5,112	5,444
Accumulated estimated tax (loss) on Available for sale securities	(4,343)	(1,789)	(1,905)
Accumulated gross pension plan	(4,420)	(659)	(2,859)
Accumulated estimated tax benefit (loss) on pension plan	1,547	231	1,001

Accumulated Other Comprehensive income	5,194	2,895	1,681

r)	Business combination occurred after the balance sheet date but before the issuance of the financial statements

U.S. GAAP, ASC 805-10-50 prescribes that when a business combination took place after the balance sheet date but before the issuance of the financial statements, the acquirer shall disclose supplemental pro forma financial information, unless it’s impracticable.   The acquisitions described in Note 26 were carried out during March 2011; as such the Company considers that the disclosure requirements results impracticable as it has limited information in order to report pro forma finanacial information under U.S. GAAP..

s)	Recently issued accounting pronouncements

In December 2010, the FASB issued ASU 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force) ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. Additionally, this Update also expand the supplemental pro forma disclosures under ASC 805,  to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.  Early adoption is permitted. The Company is currently assessing the impact it will have on its financial statements.

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU No. 2011-04”). ASU No. 2011-04 generally represents clarifications to the current fair value measurement standard under U.S. GAAP and hence many of its amendments are not intended to result in a change in the application of the requirements of the current standard. However, ASU No. 2011-04 does include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. The Company will adopt ASU No. 2011-04 in the fourth quarter of fiscal 2012. The Company is currently assessing the impact it will have on its financial statements.