Form 20-F
period 2011-12-31
EDENOR
filed 2012-04-26
CIK 1395213

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered
Class B Common Shares	New York Stock Exchange, Inc.*
American Depositary Shares, or ADSs, evidenced by American Depositary Receipts, each representing 20 Class B Common Shares	New York Stock Exchange, Inc.

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 462,292,111 Class A Common Shares, 442,210,385 Class B Common Shares and 1,952,604 Class C Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

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

In this annual report, except as otherwise specified, references to “we”, “us”, “our” and “the Company” are references to (i) Empresa Distribuidora y Comercializadora Norte S.A., or “Edenor”, on a standalone basis prior to March 1, 2011, (ii) Edenor, Empresa Distribuidora Eléctrica Regional S.A. (“Emdersa”) and Aeseba S.A. (“Aeseba”) when references are made to information as of any date within the period between March 1, 2011 and December 31, 2011 and (iii) Edenor and Aeseba as of each date after December 31, 2011. References to Edenor, Emdersa and/or Aeseba on a standalone basis are made by naming each company as the case may be. Our financial statements as of December 31, 2011, include the financial data of Emdersa, Aeseba and Empresa Distribuidora Eléctrica Regional Holding S.A. (“Emdersa Holding”). For more information, see “Item 4—Information on the Company—History and Development of the Company.”

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally under the captions “Item 3. Key Information—Risk factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Forward-looking statements may also be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ materially from those expressed or implied in our forward-looking statements, including, among other things:

•	the outcome and timing of the integral tariff revision process (Revisión Tarifaria Integral or “RTI”) and, more generally, uncertainties relating to future government approvals to increase or adjust our tariffs;

•	general political, economic, social, demographic and business conditions in the Republic of Argentina, or “Argentina” and particularly in the geographic market we serve;

•	the impact of regulatory reform and changes in the regulatory environment in which we operate;

•	electricity shortages;

•	potential disruption or interruption of our service;

•	restrictions on the ability to exchange Pesos into foreign currencies or to transfer funds abroad;

•	the revocation or amendment of our concession by the granting authority;

•	our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;

•	fluctuations in exchange rates, including a devaluation of the Peso;

•	the impact of high rates of inflation on our costs;

•	the successful integration of Aeseba;

•	our ability to access to financing under reasonable terms;

1

•	the successful sale of Edelar and Edesa; and

•	additional matters identified in “Risk factors”.

Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we file this annual report because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this annual report.

SELECTED FINANCIAL DATA

The following table presents selected financial and operating data. This information should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The financial data as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 are derived from our audited consolidated financial statements, which were audited by Price Waterhouse & Co. S.R.L. (“PWC”), member firm of PricewaterhouseCoopers network, whose report dated April 26, 2012 is included elsewhere herein. See Item 18 – “Financial Statements.” We have prepared our annual financial statements for the fiscal year ended December 31, 2011 included herein, assuming that we will continue as a going concern. Our independent auditors, PWC, issued a report dated April 26, 2012 on our financial statements as of and for the years ended December 31, 2011 and 2010, which contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. As discussed in Notes 2 and 8.C to the financial statements, the delays in obtaining tariff increases, recognition of cost adjustments requested by the Company in accordance with the terms of the Adjustment Agreement and the continuous increase in operating expenses have affected significantly the economic and financial position of the Company and have raised substantial doubt with respect to our ability to continue as a going concern. Management's plans in response to these matters are also described in Note 2. However, our financial statements as of and for the year ended December 31, 2011 and 2010 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty. See Item 3: “Key Information-Risk Factors - Risks Relating to Our Business - Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariff adjusted to reflect increases in our distribution costs in a timely manner, could have a material adverse effect on our capacity to perform our financial and commercial obligations. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern.” See Item 18: “Financial Statements.”

Our audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Argentina, which we refer to as Argentine GAAP and the regulations of the Comisión Nacional de Valores (National Securities Commission or CNV), which differ in certain significant respects from United States Generally Accepted Accounting Principles (U.S.GAAP). Note 32 to our audited consolidated financial statements included elsewhere in this annual report provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to United States GAAP of net (loss) income for the years then ended December 31, 2011, 2010 and 2009 and shareholders’ equity as of December 31, 2011 and 2010. In addition, note 29 to our audited consolidated financial statements included elsewhere in this annual report provides a reconciliation between Argentine GAAP and IFRS of shareholders’s equity as of January 1, 2011(transition date) and December 31, 2011 and of net (loss) for the year ended December 31, 2011.

Our financial statements as of December 31, 2011, include the financial data of Emdersa, Aeseba and Emdersa Holding. The incorporation of Aeseba, including its subsidiary, Empresa Distribuidora de Energía Norte S.A., an electricity distribution company with the concession area in the northern part of the Province of Buenos Aires (“Eden”), was made on the basis of the general method of line item consolidation, which is established in Technical Resolution No. 21 issued by the Argentine Federation of Professional Councils in Economic Sciences (the “FACPCE”). Furthermore, as of December 31, 2011, in accordance with the decision of the Board of Directors to divest and sell the subsidiaries of Emdersa and Emdersa Holding, including Empresa Distribuidora de San Luis S.A. (“Edesal”), Empresa Distribuidora de La Rioja S.A. (“Edelar”), Empresa Distribuidora de Salta S.A. (“Edesa”) and Emdersa Generación Salta S.A. (“Egssa”), we have classified these assets in the consolidated financial statements as of December 31, 2011 as “Other assets available for sale”. The corresponding charges to results have been included line by line in our consolidated statements of operations for the year ended December 31, 2011.

2

In this annual report, except as otherwise specified, references to “$”, “U.S. $” and “Dollars” are to U.S. Dollars, and references to “Ps. ” and “Pesos” are to Argentine Pesos. Solely for the convenience of the reader, Peso amounts as of and for the year ended December 31, 2011 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on December 31, 2011 of Ps. 4.304 to U.S. $1.00. The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate. See “Item 3. Key Information—Exchange Rates.”

Under Argentine GAAP, we generally are not required to record the effects of inflation in our financial statements. However, because Argentina experienced a high rate of inflation in 2002, with the wholesale price index increasing by approximately 118%, we were required by Decree No. 1269/2002 and CNV Resolution No. 415/2002 to restate our financial statements in constant Pesos in accordance with Argentine GAAP. On March 25, 2003, Decree No. 664/2003 rescinded the requirement that financial statements be prepared in constant currency, effective for financial periods on or after March 1, 2003. As a result, we are not required to restate and have not restated our financial statements for inflation after February 28, 2003. See note 2 to our audited consolidated financial statements included in this annual report. In connection with the adoption of IFRS and in accordance with General Resolution No 562/09 of the CNV, we have elected to recognize a deferred tax liability related to the effect of inflation on the value of other fixed assets.  This adjustment has been recorded with impact in our accumulated deficit. At the 2012 shareholders’ meeting, we expect that our shareholders will resolve to reclassify this adjustment within equity, as required by the resolution of the CNV.

3

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals may not sum due to rounding.

	2011(*)		2011(*)		2010		2009		2008		2007
Statement of operations data	(in millions, except for per share and per ADS data)
Argentine GAAP
Net sales	U.S. $	828.3	Ps.	3,565.0	Ps.	2,173.6	Ps.	2,077.9	Ps.	2,000.2	Ps.	1,981.9
Electric power purchases		(370.3)		(1,593.9)		(1,069.7)		(1,003.4)		(934.7)		(889.9)
Gross margin		458.0		1,971.1		1,103.9		1,074.5		1,065.5		1,092.0
Transmission and distribution expenses		(276.2)		(1,188.7)		(636.3)		(548.6)		(497.9)		(417.6)
Selling expenses		(99.9)		(429.9)		(194.2)		(159.0)		(126.0)		(120.6)
Administrative expenses		(75.1)		(323.4)		(178.9)		(144.0)		(138.7)		(124.7)
Subtotal		6.7		29.0		94.5		222.9		302.9		429.2
Gain (loss) in permanent investments		—		—		—		—		—		—
Negative Goodwill amortization (1)		2.9		12.3		—		—		—		—
Result from valuation of other assets available for sale at NRV (8)		(17.4)		(75.0)		—		—		—		—
Subtotal		(7.8)		(33.7)		94.5		222.9		302.9		429.2
Other (expenses) income , net		(5.9)		(25.3)		(9.8)		23.3		(29.8)		1.0
Financial income (expenses) and holding gains (losses):
Generated by assets:
Exchange difference		4.2		18.0		7.4		21.4		8.1		(0.9)
Interest		5.7		24.4		28.4		16.2		9.8		13.4
Holding results		(0.3)		(1.2)		(14.7)		37.6		(7.3)		0.1
Taxes and sundry expenses(2)		(7.0)		(30.1)		(16.0)		(13.4)		—		—
Others		(0.6)		(2.4)		—		—		—		—
Generated by liabilities:
Financial expenses		(6.0)		(25.7)		(12.5)		(11.7)		(10.0)		(21.0)
Exchange difference		(25.1)		(108.1)		(40.3)		(99.1)		(92.7)		(29.9)
Interest		(44.1)		(189.7)		(91.3)		(87.7)		(95.3)		(74.5)
Taxes and sundry expenses(2)		(5.7)		(24.7)		(21.1)		(19.2)		—		—
Loss for debt restructuring		(0.6)		(2.7)		—		—		—		—
Others		(0.5)		(2.2)		—		—		—		—
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other receivables(3)		0.3		1.2		11.6		3.4		13.5		(29.6)
Adjustment to present value of notes(4)		—		—		(4.2)		(5.2)		(8.5)		(21.5)
Gain (Loss) from the purchase of notes(5)		1.5		6.5		(7.1)		81.5		93.5		(10.2)
Adjustment to present value of purchased notes(4)		—		—		—		—		—		(8.6)
Results holdings in related companies		0.2		0.9		—		—		—		—
(Loss) Income before taxes and minority interest		(91.7)		(394.7)		(75.2)		170.0		184.3		247.4
Income tax		(5.2)		(22.4)		26.1		(79.3)		(61.2)		(125.0)
Minority interest		(4.2)		(18.2)		—		—		—		—
Net (loss) income	U.S. $	(101.2)	Ps.	(435.4)	Ps.	(49.1)	Ps.	90.6	Ps.	123.1	Ps.	122.5
Net (loss) income per ordinary share – basic and diluted		(0.113)		(0.485)		(0.055)		0.101		0.137		0.135
Dividends declared per ordinary share(6)		—		—		—		—		—		—
Net (loss) income per ADS(7) — basic and diluted		(2.256)		(9.707)		(1.095)		2.020		2.745		2.702
Number of shares outstanding		897,042,600		897,042,600		897,042,600		897,042,600		897,042,600		906,455,100

U.S. GAAP
Net sales/service revenues	U.S. $	662.9	Ps.	2,853.2	Ps.	2,253.7	Ps.	2,163.3	Ps.	2,059.0	Ps.	1,937.0
Electric power purchases		(311.7)		(1,341.6)		(1,069.7)		(1,003.4)		(934.7)		(889.9)
Transmission and distribution expenses		(259.7)		(1,117.8)		(731.8)		(624.0)		(577.0)		(477.5)
Gross margin		91.5		393.9		452.1		535.9		547.3		569.6
Operating expenses, net		(31.7)		(136.5)		(372.4)		(294.7)		(296.6)		(207.5)
Net operating income (loss)		59.8		257.3		79.7		241.3		250.7		362.1
Financial (expense), net and holding gains		(54.9)		(236.4)		(134.7)		(75.0)		82.0		(46.5)
Net income (loss) before income taxes		4.9		20.9		(54.9)		166.3		332.7		315.7
Income tax		(37.3)		(160.6)		19.2		(93.2)		(68.2)		(99.9)
Less: Net gain from continued operations attributable to non-controlling interest		1.4		5.8		—		—		—		—
Net (loss) income for the year		(33.8)		(145.5)		(35.7)		73.1		264.5		215.8

Loss from discontinued operations before income tax and non-controlling interest		(37.3)		(160.4)		—		—		—		—

Income tax from discontinued operations		5.3		23.0		—		—		—		—
Loss on discontinued operations attributable to Edenor shareholders’		(33.5)		(144.3)		—		—		—		—
Less: Net gain on discontinued operations attributable to non-controlling interest		1.6		6.9		—		—		—		—
Net (loss) income under US GAAP attributable to EDENOR shareholders’		(67.3)		(289.8)		—		—		—		—
Net gain under US GAAP attributable to non-controlling interest		2.9		12.7		—		—		—		—
Net (loss) income per ordinary share – basic and diluted		(0.036)		(0.156)		(0.040)		0.081		0.295		0.238
(Loss) Earning per share from discontinuing operations – Basic and diluted		(0.036)		(0.153)		—		—		—		—
Net (loss) income per ADS(7) — basic and diluted		(724.9)		(3.120)		(0.796)		1.630		5.897		4.761

4

(*)	Consolidated financial data.
(1)	Represents the amortization of the negative goodwill recognized as a result of the excess of the fair value of the assets acquired and liabilities assumed at the moment of the acquisition of Aeseba and Emdersa over the purchase price.
(2)	For the years ended December 31, 2008 and 2007, taxes on financial transactions were included in administrative expenses. For the years ended December 31, 2009, 2010 and 2011, taxes on financial transactions were included as a separate line item, as taxes and sundry expenses under financial income (expenses) and holding gains (losses) generated by assets and liabilities.
(3)	Reflects the adjustment to present value, as of December 31, 2011, of the retroactive portion of the tariff increase that was invoiced in 55 consecutive monthly installments, beginning in February 2007. As of December 31, 2011, no amounts were due under this transaction. Also reflects, as of December 31, 2010, the adjustment to present value of the retroactive portion of the tariff increase that was invoiced in 55 consecutive monthly installments, beginning in February 2007, and the adjustment to present value of Ps. 38.4 million due under the payment plan agreement with the Province of Buenos Aires that was invoiced in 18 installments, starting in January 2007. As of December 31, 2010, no amounts were due under the payment plan agreement with the Province of Buenos Aires. As of December 31, 2009 and 2008, Ps. 2.3 million was due under the payment plan agreement with the Province of Buenos Aires and Ps. 21.4 million, Ps. 69.2 million and Ps. 118.8 million of the retroactive tariff increase had been invoiced in 2010, 2009 and 2008, respectively. In accordance with Argentine GAAP, we account for these long term receivables at their net present value, which we calculate at a discount rate that reasonably reflects the market evaluation of the time value of money and specific risks, net of issuance expenses, for the retroactive tariff increase, recording the resulting non-cash charge as an adjustment to present value of this receivable. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—)Tariffs.”
(4)	We record our financial debt in our balance sheet at fair value reflecting our management’s best estimate of the amounts expected to be paid at each year end, calculated at a discount rate that reasonably reflects the market evaluation of the time value of money and specific risks, net of issuance expenses, for the years ended December 31, 2011, 2010, 2009, 2008 and 2007.
(5)	In 2007, we repurchased U.S. $43.7 million principal amount of our outstanding Fixed Rate Par Notes due 2016 and redeemed and repurchased U.S. $240 million principal amount of our outstanding Discount Notes due 2014. In the years ended December 31, 2008, 2009 and 2010, we repurchased U.S. $32.5 million, U.S. $32.2 million and U.S. $15.3 million principal amount of our outstanding Fixed Rate Par Notes due 2016, respectively, and U.S. $17.5 million, U.S. $53.8 million and U.S. $123.9 million principal amount of our outstanding Senior Notes due 2017, respectively. In addition, in the year ended December 31, 2011, we repurchased U.S. $12.7 million and U.S. $41.5 million principal amount of our outstanding Senior Notes due 2019 and Senior Notes due 2022, respectively. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt.”
(6)	Edenor have not declared or paid any dividends since August 14, 2001.
(7)	Each ADS represents 20 Class B common shares.
(8)	As of December 31, 2011, corresponds to investments in EMDERSA and EMDERSA HOLDING that have been valued at their estimated realizable value, which is lower than their equity value.

5

	2011(*)		2011(*)		2010		2009		2008		2007
		(in millions)

Balance sheet data
Argentine GAAP
Current assets:
Cash and banks	U.S. $	5.4	Ps.	23.4	Ps.	8.6	Ps.	8.7	Ps.	6.1	Ps.	3.5
Investments		25.5		109.5		668.2		219.7		121.0		97.7
Trade receivables		124.2		534.7		421.2		389.2		400.5		346.0
Other receivables		56.9		244.9		43.4		61.1		42.8		26.0
Supplies		5.3		22.9		12.4		14.9		16.7		23.2
Other assets available for sale		50.3		216.5		—		—		—		—
Total current assets	U.S. $	267.7	Ps.	1,152.0	Ps.	1,153.8	Ps.	693.6	Ps.	587.1	Ps.	496.3
Non-current assets:
Trade receivables		10.6		45.7		45.5		87.0		111.4		100.3
Other receivables		16.4		70.7		14.8		88.8		99.5		144.1
Investments in other companies		0.1		0.4		0.4		0.4		0.4		0.4
Investments		—		—		—		—		67.2		—
Supplies		6.2		26.9		23.2		18.6		12.8		13.8
Property, plant and equipment		1,100.9		4,738.3		3,689.5		3,482.4		3,256.3		3,092.7
Goodwill		(67.3)		(289.6)		—		—		—		—
Total non-current assets	U.S. $	1,067.0	Ps.	4,592.4	Ps.	3,773.5	Ps.	3,677.2	Ps.	3,547.6	Ps.	3,351.3
Total assets	U.S. $	1,334.7	Ps.	5,744.4	Ps.	4,927.3	Ps.	4,370.7	Ps.	4,134.6	Ps.	3,847.6
Current liabilities:
Trade accounts payable		153.0		658.3		378.5		347.8		339.3		316.2
Loans		13.7		59.0		54.1		83.0		27.2		29.3
Salaries and social security taxes		66.7		287.1		180.4		118.4		94.8		59.9
Taxes		39.3		169.0		111.1		140.3		111.0		84.6
Other liabilities		33.6		144.8		4.5		8.0		10.5		9.7
Accrued litigation		2.4		10.3		57.8		62.8		52.8		39.9
Total current liabilities	U.S. $	308.7	Ps.	1,328.6	Ps.	786.5	Ps.	760.3	Ps.	635.6	Ps.	539.6
Non-current liabilities:
Trade accounts payable		12.6		54.3		51.0		46.9		40.2		35.5
Loans		276.5		1,189.9		1,035.1		707.5		913.1		949.1
Salaries and social security taxes		16.2		69.5		50.6		43.7		40.1		24.7
Taxes		67.6		290.9		262.8		9.4		0		0
Other liabilities(1)		319.2		1,373.7		984.5		610.8		369.0		281.4
Accrued litigation		15.4		66.1		6.8		10.1		45.1		42.8
Total non-current liabilities		707.4		3,044.5		2,390.9		1,428.3		1,407.5		1,333.5
Total liabilities	U.S. $	1,016.0	Ps.	4,373.0	Ps.	3,177.4	Ps.	2,188.5	Ps.	2,043.1	Ps.	1,873.0
Minority interest		13.2		56.9		—		—		—		—
Shareholders’ equity		305.4		1,314.5		1,749.9		2,182.2		2,091.6		1,974.6
Total liabilities and shareholders’ equity	U.S. $	1,334.7	Ps.	5,744.4	Ps.	4,927.3	Ps.	4,370.7	Ps.	4,134.6	Ps.	3,847.6

U.S. GAAP
Current assets	U.S. $	217.4	Ps.	935.5	Ps.	1,155.4	Ps.	703.3	Ps.	666.7	Ps.	536.7
Property, plant and equipment, net		1,114.9		4,798.4		3,754.6		3,552.4		3,331.2		3,175.7
Other non-current assets		52.0		223.7		274.6		260.4		258.4		346.6
Assets of disposal groups classified as held for sale		264.6		1,138.8		—		—		—		—
Total assets	U.S. $	1,648.8	Ps.	7,096.4	Ps.	5,184.6	Ps.	4,516.1	Ps.	4,256.3	Ps.	4,059.0
Current liabilities	U.S. $	308.7	Ps.	1,328.6	Ps.	818.1	Ps.	790.9	Ps.	707.5	Ps.	573.7
Non-current liabilities		772.5		3,324.7		2,598.5		1,923.8		1,821.6		2,018.2
Liabilities of disposal groups classified as held for sale		214.3		922.2		—		—		—		—
Total liabilities		1,295.4		5,575.5		3,416.6		2,714.7		2,529.1		2,591.9
Shareholders’ equity		353.4		1,520.9		1,768.0		1,801.4		1,727.2		1,467.1
Total liabilities and shareholders’ equity	U.S. $	1,648.8	Ps.	7,096.4	Ps.	5,184.6	Ps.	4,516.1	Ps.	4,256.3	Ps.	4,059.0

(*)	Consolidated financial data.
(1)	Includes the amounts collected through the Program for the Rational Use of Electricity Power (PUREE), which as of December 31, 2011, 2010, 2009 and 2008 amounted to Ps. 928.7 million, Ps. 529.1 million, Ps. 233.3 million and Ps. 33.5 million, respectively. For the year ended December 31, 2011, Ps. 61.6 million correspond to PUREE funds collected by Aeseba, included under current liabilities, and Ps. 867.1 million correspond to PUREE funds collected by Edenor, included under non-current liabilities. Edenor is permitted to retain funds from the PUREE that it would otherwise be required to transfer to CAMMESA according to Resolution SS.EE. 1037/07.

6

	2011		2011		2010		2009		2008		2007
	(in millions)
Cash flow data
Argentine GAAP
Operating activities:
Net (loss) income	U.S.$	(101.2)	Ps.	(435.4)	Ps.	(49.1)	Ps.	90.6	Ps.	123.1	Ps.	122.5
Adjustment to reconcile net (loss) income to net cash flows provided by (used in) operating activities:
Depreciation of property, plant and equipment		58.6		252.2		178.4		175.4		170.3		174.4
Retirement of property, plant and equipment		5.1		22.0		1.1		2.8		1.9		1.1
Gain from the sale of real property		—		—		(5.3)		—		—		—

Gain from investments in affiliated parties		(0.2)		(0.9)		0		—		—		(0.1)
Negative Goodwill amortization		(2.9)		(12.3)		—		—		—		—
(Gain) Loss from investments		(10.4)		(44.8)		(55.7)		26.4		(4.3)		(8.5)
Adjustment to present value of notes		—		—		4.2		5.2		8.5		21.5
Loss (Gain) from the purchase and redemption of notes		(1.5)		(6.5)		7.1		(81.5)		(93.5)		10.2
Loss for debt restructuring		0.6		2.7		—		—		—		—
Adjustment to present value of the repurchased and redeemed notes		—		—		—		—		—		8.6
Results from valuation of other assets available for sale at NRV		17.4		75.0		—		—		—		—
Exchange differences, interest and penalties on loans		71.3		306.8		49.5		178.6		232.7		69.5
Increase in trade receivables due to the unbilled portion of the retroactive tariff increase		—		—		—		—		—		(171.3)
Recovery of the accrual for tax contingencies		—		—		—		(35.6)		—		—
Income tax		(5.2)		22.4		(26.1)		79.3		61.2		125.0
Allowance for doubtful accounts		8.8		37.9		16.3		13.5		17.1		—
Reversal of the allowance for doubtful accounts		—		—		—		(27.0)		(24.0)		—
Allowance for other doubtful accounts		0.3		1.5		4.9		3.3		1.7		—
Results holdings in related companies		4.2		18.2		—		—		—		—
Adjustment to net present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Buenos Aires		(0.3)		(1.2)		(11.6)		(3.4)		(13.5)		29.6
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables (net of the unbilled portion of the retroactive tariff increase)		(36.5)		(157.2)		0.2		48.1		(49.5)		(36.9)
Net (increase) decrease in other receivables		(60.2)		(258.9)		(0.3)		5.3		(33.4)		(8.4)
(Increase) decrease in supplies		(3.5)		(15.2)		(2.2)		(3.9)		7.4		(18.4)
Increase in other available for sale assets		(67.7)		(291.6)		—		—		—		—
Increase in trade accounts payable		65.8		283.2		34.9		15.2		27.8		52.7
Increase in salaries and social security taxes		29.2		125.6		69.0		27.2		50.3		12.9
Increase (decrease) in taxes		14.8		63.5		(45.8)		(56.9)		26.4		22.5
Increase in other liabilities		39.0		167.8		74.5		39.3		78.1		17.7
Increase in funds obtained from the Program for the Rational Use of Electric Power (PUREE)(1		92.8		399.6		295.8		199.8		—		—
Net increase (decrease) in accrued litigation		2.8		11.8		(8.2)		10.6		15.1		16.2
Financial interest paid, net of interest capitalized		(24.7)		(106.2)		(64.9)		(76.8)		(62.7)		(25.5)
Financial and commercial interest collected		12.0		51.5		60.2		32.2		6.9		11.6
Net cash flow provided by operating activities		118.9		511.8		526.9		668.0		547.5		427.2
Investing activities:
Additions of property, plant and equipment		(151.8)		(653.4)		(388.8)		(404.2)		(325.4)		(336.9)
Acquisition of permanent investments		(131.9)		(567.6)		—		—		—		—
Cash increase due to the acquisition of permanent investmentsi		27.7		119.0		—		—		—		—
Collection of other investments sold		29.4		126.7				—		—		—
Collection of PPE sold		—		—		7.4		—		—		—
Net cash flow used in investing activities		(226.6)		(975.2)		(381.3)		(404.2)		(325.4)		(336.9)
Financing activities:
Decrease (increase) in current and non-current investments		—		—		—		13.6		(67.9)		—
Net (decrease) increase in loans		(18.8)		(81.1)		302.9		(175.5)		(122.9)		(203.6)
Capital increase		—		—		—		—		—		181.8
Increase in minority interest		9.0		38.6		—		—		—		—
Treasury shares purchased		—		—		—		—		(6.1)		—
Payment of dividends (2)		(8.8)		(38.0)		—		—		—		—
Net cash flows (used in) provided by financing activities		(18.7)		(80.4)		302.9		(161.8)		(197.0)		(21.8)
Cash variations:
Cash and cash equivalents at beginning of year	U.S.$	157.3	Ps.	676.8	Ps.	228.4	Ps.	126.4	Ps.	101.2	Ps.	32.7
Cash and cash equivalents at end of the year		30.9		133.0		676.8		228.4		126.4		101.2
Net (decrease) increase in cash and cash equivalents		(126.4)		(543.9)		448.5		102.0		25.2		68.5

(1)	For the year ended December 31, 2008, funds obtained from the PUREE were included under “Increase in other liabilities”.

(2)	Corresponds to dividend payments declared by Aeseba before it was acquired by Edenor.

	Year ended December 31,
	2011			2010	2009	2008	2007
	Edenor	Aeseba (1)	Emdersa (1)

Operating data
Energy sales (in GWh):
Residential	8,139	619	1,390	7,796	7,344	7,545	7,148
Small commercial	1,601	227	-	1,543	1,470	1,530	1,485
Medium commercial	1,700	104	1,191	1,634	1,565	1,597	1,552
Industrial	3,442	807	385	3,378	3,204	3,277	3,628
Wheeling system(2)	4,156	291	699	3,891	3,622	3,700	3,111
Others:
Public lighting	656	80	189	654	644	644	643
Shantytowns	384	657	-	377	351	304	301
Others(3)	20	6	-	20	20	19	18
Customers (in thousands)(4)	2,699	340	550	2,662	2,605	2,537	2,490
Energy losses (%)	12.6%	10.4%	11.2%	12.5%	11.9%	10.8%	11.6%
MWh sold per employee	7,188.1	3,771.2	9,421.5	7,123.9	6,936.1	7,392.8	7,230.6
Customers per employee	965	460	1,345	971	978	997	998

(1)	Financial data and other operating information for the year ended December 31, 2011 may not be representative of the results recorded in our Consolidated financial statements for the year ended December 31, 2011, which includes financial information of Emdersa and Aeseba for the period commencing March 1, 2011 and ended December 31, 2011.
(2)	Wheeling system charges represent our tariffs for large users, which consist of a fixed charge for recognized technical losses and a charge for our distribution margins but exclude charges for electric power purchases, which are undertaken directly between generators and large users.
(3)	Represents energy consumed internally by us and our facilities.
(4)	We define a customer as one meter. We may supply more than one consumer through a single meter. In particular, because we measure our energy sales to each shantytown collectively using a single meter, each shantytown is counted as a single customer.

EXCHANGE RATES

From April 1, 1991 until the end of 2001, the Convertibility Law established a fixed exchange rate under which the Central Bank was obliged to sell U.S. Dollars at a fixed rate of one Peso per U.S. Dollar (the “Convertibility Regime”). On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, formally putting an end to the regime of the Convertibility Regime and abandoning over ten years of U.S. Dollar-Peso parity. The Public Emergency Law grants the executive branch of the Argentine government the power to set the exchange rate between the Peso and foreign currencies and to issue regulations related to the foreign exchange market. The Public Emergency law has been extended until December 31, 2013. For a brief period following the end of the Convertibility Regime, the Public Emergency Law established a temporary dual exchange rate system. Since February 2002, the Peso has been allowed to float freely against other currencies.

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

	Low	High	Average		Period End
	(Pesos per U.S. Dollar)
Year ended December 31,
2007	3.06	3.18	3.12	(1)	3.15
2008	3.01	3.47	3.16	(1)	3.45
2009	3.45	3.88	3.73	(1)	3.80
2010	3.79	3.99	3.91	(1)	3.98
2011	3.97	4.30	4.13	(1)	4.30
Month
January 2012	4.30	4.34	4.321	(2)	4.34
February 2012	4.33	4.36	4.35	(2)	4.36
March 2012	4.34	4.38	4.36	(2)	4.38
April 2012(3)	4.38	4.41	4.40	(4)	4.41

Source: Banco Nación

(1)	Represents the average of the exchange rates on the last day of each month during the period.
(2)	Average of the lowest and highest daily rates in the month.
(3)	Represents the corresponding exchange rates from April 1 through April 24, 2012.
(4)	Represents the average of the lowest and highest daily rates from April 1 through April 24, 2012.

RISK FACTORS

Risks Related to Argentina

Overview

We are a limited liability corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and all of our revenues are earned in Argentina and all of our operations, facilities, and customers are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, and political and financial conditions prevailing in Argentina, including growth, inflation rates, currency exchange rates, interest rates and other local, regional and international events and conditions that may affect Argentina in any manner. For example, slower economic growth or economic recession could lead to a decreased demand for electricity in our concession area or a decline in the purchasing power of our customers, which, in turn, could lead to a decrease in collection rates from our customers or increased energy losses due to illegal use of our service. Actions of the Argentine government concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and could continue to have a material adverse effect on private sector entities, including us. For example, during the Argentine economic crisis of 2001, the Argentine government froze electricity distribution margins and caused the pesification of our tariffs, which had a materially adverse effect on our business and financial condition and led us to suspend payments on our financial debt at the time. We cannot assure you that the Argentine government will not adopt other policies that could adversely affect the Argentine economy or our business, financial condition or results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina, will not impair our businesses, financial condition, or results of operations or cause the market value of our ADSs and Class B common shares to decline.

The global financial crisis and unfavorable credit and market conditions that commenced in 2007 may negatively affect our liquidity, customers, business, and results of operations

The ongoing effects of the global credit crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations, an impact that is likely to be more severe on an emerging market economy, such as Argentina. The effect of this economic crisis on our customers and on us cannot be predicted. Weak economic conditions could lead to reduced demand for energy, which could have a negative effect on our revenues. Economic factors such as unemployment, inflation levels and the availability of credit could also have a material adverse effect on demand for energy and therefore on our financial condition and operating results. In addition, our ability to access the credit or capital markets may be restricted at a time when we would need financing, which could have an impact on our flexibility to react to changing economic and business conditions. For these reasons, any of the foregoing factors or a combination of these factors could have an adverse effect on our results of operations and financial condition and cause the market value of our ADSs and Class B common shares to decline.

Argentina’s economic recovery since the 2001 economic crisis may not be sustainable in light of current economic conditions, and any significant decline could adversely affect our financial condition

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Although the economy has recovered significantly since the 2001 crisis, uncertainty remains as to the sustainability of economic growth and stability. After the significant slowdown in the Argentine economy in 2009, which started in the last quarter of 2008 and continued into much of 2009 (impacted by the largest global crisis in decades and negative domestic factors), the Argentine economy experienced a growth of about 0.9% and during 2009 and 2010, respectively, according to preliminary official public estimates. Similarly, during 2011, the Argentine economy registered a growth of 8.9%. However, uncertainty remains about the sustainability of this growth. Sustainable economic growth is dependent on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable rate of inflation.

The Argentine economy remains fragile, as reflected by the following economic conditions:

•	the availability of long-term credit is scarce;

•	investment as a percentage of GDP remains too low to sustain the growth rate of recent years;

•	fiscal surplus shows a steady decline, with risk of becoming a fiscal deficit in the near term;

•	public debt remains high, as payments have increased (in line with post-default payment terms), while international financing remains limited;

•	inflation has accelerated recently and threatens to continue at levels that risk economic stability;

•	the regulatory environment continues to be uncertain;

•	controls to exchange Pesos into foreign currencies or to transfer funds abroad continue to increase;

•	the recovery has depended to some extent on high commodity prices, which despite having a favorable long-term trend, are volatile in the short-term and beyond the control of the Argentine government; and

•	the trade balance surplus (and the fiscal surplus, to a lesser extent) is largely dependent on the production of grains and soybeans, such that risk to economic stability is magnified by the possibility of a new major drought affecting these crops (as was the case in 2008 and 2009).

As in the recent past, Argentina’s economy may be adversely affected if political and social pressures inhibit the implementation by the Argentine government of policies designed to maintain price stability, generate growth and enhance consumer and investor confidence. This, in turn, could lead to decreased demand for our services as well as a decrease in collection rates from customers and increased energy losses due to illegal use of our services, which could materially adversely affect our financial condition and results of operations, or cause the market value of our ADSs and Class B common shares to decline. Furthermore, the Argentine government could respond to a lack of economic growth or stability by adopting measures that affect private sector enterprises, as it has done in the past, including the tariff restrictions imposed on public utility companies such as several of our subsidiaries.

We cannot assure you that a decline in economic growth or increased economic instability, developments over which we have no control, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs and Class B common shares.

The impact of inflation in Argentina on our costs could have a material adverse effect on our results of operations

Inflation has, in the past, materially undermined the Argentine economy and the Argentine government’s ability to create conditions that permit growth. According to data published by the Instituto Nacional de Estadística y Censos (National Statistics and Census Institute or INDEC), the rate of inflation reached 9.5% in 2011, 10.9% in 2010 and 7.7% in 2009. Inflation rates reported by several Argentine provinces on average refer to annual rates of inflation significantly in excess of those published by INDEC. Average inflation in the 11 provinces that publish independent inflation data was 14.2%, 23.8% and 20% for 2009, 2010 and 2011, respectively. The Argentine government has implemented programs to control inflation and monitor prices for essential goods and services, including price support arrangements agreed between the Argentine government and private sector companies in several industries and markets.

A return to a high inflation environment would undermine Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation, negatively impact the level of economic activity and employment and undermine confidence in Argentina’s banking system, which could further limit the availability of domestic and international credit to businesses. In turn, a portion of the Argentine debt is adjusted by the Coeficiente de Estabilización de Referencia (Stabilization Coefficient or CER), a currency index, that is strongly related to inflation. Therefore, any significant increase in inflation would cause an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy. A high inflation environment could also temporarily undermine our results of operations if we are temporarily unable, or if we are not able at all, to adjust our tariffs accordingly and could adversely affect our ability to finance the working capital needs of our businesses on favorable terms, and adversely affect our results of operations and cause the market value of our ADSs and Class B common shares to decline.

The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets

In January 2007, INDEC modified its methodology used to calculate the consumer price index (CPI), which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Further, at the time that INDEC adopted this change in methodology, the Argentine government also replaced certain key personnel at INDEC. The alleged governmental interference prompted complaints from the technical staff at INDEC, which, in turn, has led to the initiation of several judicial investigations involving members of the Argentine government aimed at determining whether there was a breach of classified statistical information relating to the collection of data used in the calculation of the CPI. These events have affected the credibility of the CPI index published by INDEC, as well as other indexes published by INDEC the calculation of which are based on the CPI, including poverty rates, the unemployment rate and the calculation of the GDP, among others. As a result, the inflation rate of Argentina and the other rates calculated by INDEC could be higher than as indicated in official reports. The International Monetary Fund is currently providing technical assistance to the Argentine government to improve the calculation and collection of inflation data. If these investigations result in a finding that the methodologies used to calculate the CPI or other INDEC indexes derived from the CPI were manipulated by the Argentine government, or if it is determined that it is necessary to correct the CPI and the other INDEC indexes derived from the CPI as a result of the methodology used by INDEC, there could be a significant decrease in confidence in the Argentine economy. Given the limited credit available to emerging market nations as a result of the global economic crisis, our ability to access credit in the capital markets could be limited by the uncertainty relating to the inaccuracy of the economic indexes and rates in question which could adversely affect our results of operations and financial conditions and cause the market value of our ADSs and Class B common shares to decline.

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

In September 2008, Argentina announced its intention to cancel its external public debt to Paris Club creditor nations using reserves of the Central Bank in an amount equal to approximately U.S. $6.5 billion. However, as of the date of this annual report, the Argentine government has not yet cancelled such debt. Indeed, negotiations in this respect remain stagnant. If no agreement with the Paris Club creditor nations is reached, financing from multilateral financial institutions may be limited or not available, which could adversely affect economic growth in Argentina and Argentina’s public finances.

Certain groups of holders that did not participate in the 2005 restructuring have filed claims against Argentina and it is possible that new claims will be filed in the future. In addition, foreign shareholders of several Argentine companies have filed claims before the ICSID (International Centre for Settlement of Investment Disputes) alleging that certain government measures adopted during the country’s 2001 crisis were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. Since May 2005, the ICSID tribunals have issued several awards against Argentina. Only the cases “CMS v. Argentina”, “Azurix v. Argentina” and “Vivendi v. Argentina” are currently final and unappealable, which decisions required that the Argentine government pay U.S. $133.2 million, U.S. $165.2 million and U.S. $105 million, respectively. As of the date of this annual report, Argentina has not yet paid the amounts referred to above.

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

Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may limit Argentina’s ability to reenter the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims have resulted and may continue to result in judgments and awards against the Argentine government which, if not paid, could prevent Argentina from obtaining credit from multilateral organizations. Judgment creditors have sought and may continue to seek to attach or enjoin assets of Argentina. In addition, various creditors have organized themselves into associations to engage in lobbying and public relations concerning Argentina’s default on its public indebtedness. Such groups have over the years unsuccessfully urged passage of federal and New York state legislation directed at Argentina’s defaulted debt and aimed at limiting Argentina’s access to the U.S. capital markets. Although neither the United States Congress nor the New York state legislature has adopted such legislation, we can make no assurance that legislation or other political actions designed to limit Argentina’s access to capital markets will not take effect.

In April 2010, a Court of New York granted an attachment over reserves of the Argentine Central Bank in the United States requested by creditors of Argentina on the theory that the Central Bank was its alter ego. In July 2011, an appeals court reversed that ruling, stating that the assets of the Central Bank were protected by law. Plaintiffs have petitioned the United States Supreme Court to review the appeals court decision and, as of the date of this annual report, the United States Supreme Court has not ruled if it will hear the case.

As a result of Argentina’s default and the events that have followed it, the Argentine government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could have a material adverse effect on the country’s economy and, consequently, our businesses and results of operations. Furthermore, Argentina’s inability to obtain credit in international markets could have a direct impact on our own ability to access international credit markets to finance our operations and growth, which could adversely affect our results of operations and financial condition and cause the market value of our ADSs and Class B common shares to decline.

Significant fluctuations in the value of the Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations

The devaluation of the Peso in 2002 (a 238% decline against the U.S. Dollar) had a far-reaching negative impact on the financial condition of many businesses and individuals. The devaluation of the Peso had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, led to very high inflation initially, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, including public utilities and the financial industry, and adversely affected the Argentine government’s ability to honor its foreign debt obligations. If the Peso devalues significantly, the negative effects on the Argentine economy could have adverse consequences to our businesses, our results of operations and the market value of our ADSs.

On the other hand, a substantial increase in the value of the Peso against the U.S. Dollar also presents risks for the Argentine economy, including a reduction in exports. Any such increase could have a negative effect on economic growth and employment, reduce the Argentine public sector’s revenues from collection in real terms and have a material adverse effect on our business our result of operations and the market value of our ADSs as a result of the weakening of the Argentine economy in general.

Measures taken by the Argentine government to address social unrest may adversely affect the Argentine economy and our business and results of operations

During the economic crisis in 2001 and 2002, Argentina experienced social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite the economic recovery and relative stability since 2002, social and political tensions and high levels of poverty and unemployment continue. Future government policies to preempt, or respond to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights and shareholders’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws, regulations and policies affecting foreign trade and investment. These policies or significant protests resulting therefrom could destabilize the country and adversely and materially affect the Argentine economy.

In March 2008, the Argentine Ministry of Economy and Production announced the adoption of new taxes on exports of a number of agricultural products. The taxes were to be calculated at incremental rates as the price for the exported products increased, and represented a significant increase in taxes on exports by the agricultural sector in Argentina. The adoption of these taxes met significant opposition from various political and economic groups with ties to the Argentine agricultural sector, including strikes by agricultural producers around the country, roadblocks to prevent the circulation of agricultural goods within Argentina and massive demonstrations in the City of Buenos Aires and other major Argentine cities. Although the Argentine congress did not pass these measures, we cannot assure you that the Argentine government will not reintroduce new export taxes or adopt other similar measures. In addition, further social unrest caused by such measures that could adversely affect the Argentine economy, increased damages to our networks as a result of protesters or illicit activity, which could have a material adverse effect on our financial condition, results of operations and the market value of our ADSs.

Exchange controls and restrictions on capital inflows and outflows may continue to limit the availability of international credit and could threaten the financial system and lead to renewed political and social tensions, adversely affecting the Argentine economy, and, as a result, our business

In 2001 and 2002, Argentina experienced a massive withdrawal of deposits from the Argentine financial system in a short period of time, which precipitated a liquidity crisis within the Argentine financial system and prompted the Argentine government to impose exchange controls and restrictions on the ability of depositors to withdraw their deposits and send funds abroad in an attempt to prevent capital flight and further depreciation of the Argentine Peso. Although some of these restrictions have been suspended, terminated or substantially relaxed, in June 2005 the Argentine government adopted various rules and regulations that established new restrictive controls on capital inflows into the country, including a requirement that for certain funds remitted into Argentina an amount equal to 30% of the funds must be deposited into an account with a local financial institution as a U.S. Dollar deposit for a one-year period without any accrual of interest, benefit or other use as collateral for any transaction. Since October 2011, the Argentine government has strengthened certain restrictions on the sale of foreign currency to non residents in connection with the repatriation of direct investments, and on the creation of foreign assets belonging to residents. See “Exchange Rates” and “Item 10. Exchange Controls.” The Argentine government could impose new exchange controls or restrictions on the movement of capital and take other measures that could limit our ability to access the international capital markets and impair our ability to make interest or principal payments abroad or payments. Argentina may re-impose exchange controls, transfer restrictions or other measures in the future in response to capital flight or a significant depreciation of the Peso.

In the event of a future shock, such as the failure of one or more banks or a crisis in depositor confidence, the Argentine government could impose further exchange controls or transfer restrictions and take other measures that could lead to renewed political and social tensions and undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth, which, in turn, could adversely affect our business and results of operations and the market value of our ADSs. In addition, the Argentine government or the Central Bank may reenact certain restrictions on the transfers of funds abroad, impairing our ability to make dividend payments to holders of the ADSs, which may adversely affect the market value of our ADSs. As of the date of this annual report, however, the transfer of funds abroad to pay dividends is permitted to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting.

The nationalization of Argentina’s private pension funds caused an adverse effect in the Argentine capital markets and increased the Argentine government’s interest in certain stock exchange listed companies, such that the Argentine government became a significant shareholder of such companies

In recent years a significant portion of the local demand for securities of Argentine companies came from the Argentine private pension funds. In response to the global economic crisis, in December 2008, by means of Argentine Law No. 26,425, the Argentine Congress unified the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (National Social Security Agency or ANSES), eliminating the pension and retirement system previously administered by private managers. In accordance with the new law, private pension managers transferred all of the assets administered by them under the pension and retirement system to the ANSES. With the nationalization of Argentina’s private pension funds, the local capital markets decreased in size and became substantially concentrated. In addition, the Argentine government became a significant shareholder in many of the country’s public companies. In April 2011, the Argentine government lifted certain restrictions pursuant to which ANSES was prevented from exercising more than 5% of its voting rights in any stock exchange listed company (regardless of the equity interest held by ANSES in such companies). ANSES has publicly stated that it intends to exercise its voting rights in excess of such 5% limit in order to appoint directors in different stock exchange listed companies in which it holds an interest exceeding 5%. ANSES’ interests may differ from those of other investors, and consequently, if ANSES acquires a more prevailing role in any Argentine listed companies in which it owns shares, ANSES’ actions might have an adverse effect on such companies and, to a certain extent, on domestic capital markets. As of the date of this annual report ANSES owns shares representing 20.96% of the capital stock of our subsidiary Emdersa and 25.3% of the capital stock of Edenor.

The Argentine government has stated its intention to exert a stronger influence on the operation of stock exchange listed companies. We cannot assure you that these or other similar actions taken by the Argentine government will not have an adverse effect on the Argentine economy and consequently on our financial condition and results of operations.

The Argentine economy could be adversely affected by economic developments in other global markets

Argentine financial and securities markets are influenced, to varying degrees, by economic and financial conditions in other markets. Although economic conditions can vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows to other countries and the value of securities in other countries, including Argentina. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation of its currency in January 1999. In addition, Argentina may be affected by events in the economies of its major regional trading partners, including, for example, currency devaluations caused by the global economic crisis that continue to affect it.

Also, the Argentine economy might be affected by occurring events in developed countries that are its commercial partners or which may have an impact on the global economy. In addition, the global financial crisis that commenced in the last quarter of 2008 has affected and may continue to negatively affect the economies of several countries around the world including Argentina and certain of its trading partners. Developed economies like the United States have sustained some of the most severe effects while some emerging economies like that of China and Brazil have suffered comparatively milder effects. More recently, several European countries, such as Ireland, Greece, Portugal, Spain, the United Kingdom and Italy, have revealed significant macroeconomic imbalances. In addition, on August 5, 2011, Standard & Poor’s Financial Services LLC downgraded the debt instruments issued by the United States and on January 13, 2012, Standard & Poor’s Rating Services downgraded the instruments of nine European countries including France and Italy. Financial markets have reacted adversely curtailing the ability of certain of these countries to refinance their outstanding debt. The impact of this crisis on Argentina could include a reduction in exports and foreign direct investment, a decline in national tax revenues and an inability to access international capital markets, which could adversely affect our business, results of operations and the market value of our ADSs. The realization of any or all of these risk factors, as well as events that may arise in the main regional partners, including members of Mercosur, could have a material adverse effect on the Argentine economy and, indirectly, on our business, financial condition and results of operations and the market value of our ADSs.

The actions taken by the Argentine government to reduce imports may affect our ability to purchase significant capital goods

The Argentine government has recently adopted some initiatives designed to limit the import of goods in order to prevent further deterioration of the Argentine balance of trade. The restriction of imports may limit our ability to purchase capital goods that are necessary for our operations, which may, in turn, adversely affect our business, financial condition and results of operations.

Risks Relating to the Electricity Distribution Sector

The Argentine government has intervened in the electricity sector in the past, and is likely to continue intervening

To address the Argentine economic crisis in 2001 and 2002, the Argentine government adopted the Public Emergency Law and other regulations, which made a number of material changes to the regulatory framework applicable to the electricity sector. These changes severely affected electricity distribution companies and included the freezing of distribution margins, the revocation of adjustment and inflation indexation mechanisms for tariffs and a limitation on charging our customers the increases of certain regulatory charges. In addition, a new price-setting mechanism was introduced in the wholesale electricity market, which had a significant impact on electricity generators and has led to significant price mismatches between participants in our market. The Argentine government continues to intervene in this sector, including granting temporary margin increases, proposing a new social tariff regime for residents of poverty-stricken areas, creating specific charges to raise funds that are transferred to government-managed trust funds that finance investments in distribution infrastructure and mandating investments for the construction of new generation plants and the expansion of existing transmission and distribution networks.

Furthermore, on November 15, 2011, the Secretary of Energy issued Note No.8752/11 (“Note 8752”), which provided that any approval by the provincial governments of increases to the electricity tariffs applicable to end-users as of November 1, 2011 will trigger a proportionate decrease in the federal subsidy available to that end-user in connection with the purchase of electricity. Since the issuance of Note 8752, certain provincial governments have initiated legal proceedings to challenge the jurisdiction of the Secretary of Energy to issue Note 8752, particularly because of the potential chilling effect that this regulation may have on the ability of the provincial governments to increase electricity tariffs. These proceedings have not been resolved as of the date of this annual report.

We cannot assure you that these or other measures that may be adopted by the Argentine government will not have a material adverse effect on our business and results of operations or on the market value of our ADSs, or that the Argentine government will not adopt emergency legislation similar to the Public Emergency Law, or other similar resolutions, in the future that may further increase our regulatory obligations, including increased taxes, unfavorable alterations to our tariff structures and other regulatory obligations, compliance with which would increase our costs and have a direct negative impact on our results of operations and cause the market value of our ADSs and Class B common shares to decline.

Electricity distributors were severely affected by the emergency measures adopted during the economic crisis, many of which remain in effect

Distribution tariffs include a regulated margin that is intended to cover the costs of distribution and provide an adequate return over the distributor’s asset base. Under the Convertibility Regime, distribution tariffs were calculated in U.S. Dollars and distribution margins were adjusted periodically to reflect variations in U.S. inflation indexes. Pursuant to the Public Emergency Law, in January 2002 the Argentine government froze all distribution margins, revoked all margin adjustment provisions in distribution concessions and converted distribution tariffs into Pesos at a rate of Ps. 1.00 per U.S. $ 1.00. These measures, coupled with the effect of high inflation and the devaluation of the Peso, led to a decline in distribution revenues in real terms and an increase of distribution costs in real terms, which could no longer be recovered through adjustments to the distribution margin. This situation, in turn, led many public utility companies, including us and other important distribution companies, to suspend payments on their financial debt (which continued to be denominated in U.S. Dollars despite the pesification of revenues), effectively preventing these companies from obtaining further financing in the domestic or international credit markets and making additional investments. Although the Argentine government has recently granted temporary relief to some distribution companies, including an increase in distribution margins and a temporary cost adjustment mechanism, distribution companies are currently involved in discussions with regulators on additional, permanent measures needed to adapt the current tariff scheme to the post-crisis situation of this sector. We cannot assure you that these measures will be adopted or implemented or that, if adopted, they will be sufficient to address the structural problems created for us by the economic crisis and its aftermath. If we become unable to cover the costs of distribution or receive an adequate return on our asset on our base, our results of operations may be adversely affected.

Electricity demand may be affected by tariff increases, which could lead distribution companies, such as us, to record lower revenues

During the 2001 and 2002 economic crisis, electricity demand in Argentina decreased due to the decline in the overall level of economic activity and the deterioration in the ability of many consumers to pay their electricity bills. In the years following the 2001 and 2002 economic crisis electricity demand experienced significant growth, increasing at an estimated average of approximately 5.0% per annum from 2003 through 2011. This increase in demand reflects the relative low cost, in real terms, of electricity to consumers due to the freeze of distribution margins and the elimination of the inflation adjustment provisions in distribution concessions coupled with the devaluation of the Peso and inflation. The executive branch of the Argentine government granted temporary increases in distribution margins, and we are currently negotiating further increases and adjustments to our tariff schemes with the Argentine government. Although the recent increases in distribution margins, which increased the cost of electricity to residential customers, have not had a significant negative effect on demand, we cannot make any assurances that these increases or any future increases in the relative cost of electricity will not have a material adverse effect on electricity demand or a decline in collections from customers. Further, in November 2011, the Argentine government announced a cut in subsidies for electricity granted to certain customers that are presumably in a position to face its real cost. These measures are currently in an early stage of implementation and we cannot ascertain as of the date of this report what the effect on our revenues could be. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Recognition of Cost of Electric Power Purchases.” However, we cannot assure you that these measures or any future measures (including increases on tariffs for residential users) will not lead distribution companies, such as us, to record lower revenues and results of operations than currently anticipated, which may, in turn, have a material adverse effect on the market value of our ADSs.

If we experience continued energy shortages in the face of growing demand for electricity, our ability to deliver electricity to our customers could be adversely affected, which could result in customer claims, material penalties and decreased results of operations

In recent years, the condition of the Argentine electricity market has provided little incentive to generators to further invest in increasing their generation capacity, which would require material long-term financial commitments. As a result, Argentine electricity generators are currently operating at near full capacity and may not be able to guarantee the supply of electricity to distribution companies, such as us, which, in turn, could limit the ability of these companies, including us, to provide electricity to customers, and could lead to a decline in growth of such companies. Under Argentine law, distribution companies, such as us, are responsible to their customers for any disruption in the supply of electricity. To date, the Argentine authorities have not been called upon to decide under which conditions energy shortages may constitute force majeure. In the past, however, the Argentine authorities have taken a restrictive view of force majeure and have recognized the existence of force majeure only in limited circumstances, such as internal malfunctions at the customer’s facilities, extraordinary meteorological events (such as major storms) and third-party work in public thoroughfares. As a result, we could face customer claims and fines and penalties for service disruptions caused by energy shortages unless the relevant Argentine authorities determine that energy shortages constitute force majeure, which claims, fines and penalties could have a materially adverse effect on our financial condition and results of operations, and cause the market value of our ADSs and Class B common shares to decline.

Risks Relating to Our Business

Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariff adjusted to reflect increases in our distribution costs in a timely manner, could have a material adverse effect on our capacity to perform our financial and commercial obligations. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern.

We are currently engaged in RTI with the ENRE, as required by the agreement entered into with the Argentine government in February 2006 relating to the adjustment and renegotiation of the terms of our concession (the “Adjustment Agreement”) but the timeline for completing this process and the favorability to us of the final resolution are both uncertain.

The Adjustment Agreement currently contemplates a cost adjustment mechanism for the transition period during which the RTI is being conducted. This mechanism, known as the Cost Monitoring Mechanism (CMM), requires the ENRE to review our actual distribution costs every six months (in May and November of each year) and adjust our distribution margins to reflect variations of 5% or more in our distribution cost base. We may also request that the ENRE apply the CMM at any time that the variation in our distribution cost base is at least 10% or more. Any adjustments, however, are subject to the ENRE’s assessment of variations in our costs, and we cannot guarantee that the ENRE will approve adjustments that are sufficient to cover our actual incremental costs. In the past, even when the ENRE has approved adjustments to our tariffs, there has been a lag between when we actually experience increases in our distribution costs and when we receive increased revenues following the corresponding adjustments to our distribution margins pursuant to the CMM. Despite the adjustment we were granted under the CMM in October 2007 and July 2008, we cannot assure you that we will receive similar adjustments in the future. As of the date of this annual report we have requested eight increases under the CMM beginning in May 2008, which increases are still being reviewed by the ENRE. Under the terms of the Adjustment Agreement, these eight increases should have been approved in May 2008, November 2008, May 2009, November 2009, May 2010, November 2010, May 2011 and November 2011.

During the year ended December 31, 2011, we recorded a significant decrease in net income and operating income, and our working capital and liquidity levels were negatively affected, primarily as a result of the delay in obtaining a tariff increase and in having our tariff adjusted to reflect increases in our distribution costs, coupled with a constant increase in operating costs to maintain adequate service levels.

If we are not able to recover all of the incremental costs contemplated by the increase requests pursuant to the CMM and all such future cost increases or there is a significant lag time between when we incur the incremental costs and when we receive increased revenues, and/or if we are not successful in achieving a satisfactory re-negotiation of our tariff structure, we may be unable to comply with our financial and commercial obligations, we may suffer liquidity shortfalls and we may need to restructure our debt to ease our financial condition, any of which individually or in the aggregate, would have a material adverse effect on our business and results of operations and may cause the value of our ADSs to decline. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern and our auditors’ report included elsewhere in this annual report contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern.

We have prepared our annual financial statements for the fiscal year ended December 31, 2011 included herein, assuming that we will continue as a going concern. Our independent auditors, PWC, issued a report dated April 26, 2012 on our financial statements as of and for the years ended December 31, 2011 and 2010, which contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. As discussed in Notes 2 and 8.c to the financial statements, the delays in obtaining tariff increases, recognition of cost adjustments requested by the Company in accordance with the terms of the Adjustment Agreement and the continuous increase in operating expenses have affected significantly the economic and financial position of the Company and have raised substantial doubt with respect to our ability to continue as a going concern. Management's plans in response to these matters are also described in Note 2. However, our financial statements as of and for the year ended December 31, 2011 and 2010 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty. See Item 18: “Financial Statements.”

The goal of the RTI is to achieve a comprehensive revision of our tariff structure, including further increases in our distribution margins and periodic adjustments based on changes in our cost base, to provide us with an adequate return on our asset base. Although we believe the RTI will result in a new tariff structure, we cannot assure you that the RTI will conclude in a timely manner or at all, or that the new tariff structure will effectively cover all of our costs or provide us with an adequate return on our asset base. Moreover, the RTI could result in the adoption of an entirely new regulatory framework for our business, with additional terms and restrictions on our operations and the imposition of mandatory investments. We also cannot predict whether a new regulatory framework will be implemented and what terms or restrictions could be imposed on our operations.

Our distribution tariffs may be subject to challenge by Argentine consumer and other groups

In November 2006, two Argentine consumer associations, Asociación Civil por la Igualdad y la Justicia (ACIJ) and Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria, brought an action against us and the Argentine government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional. In March 2007, the federal administrative court dismissed these claims and ruled in our favor on the grounds that the adoption of Executive Decree No. 1957/06, which ratified the Adjustment Agreement, rendered this action moot. The ACIJ appealed this decision in April 2007, and the appeal was decided in our favor. However, in April 2008, the ACIJ filed another complaint challenging the procedures utilized by the Argentine Congress in approving the Adjustment Agreement, to which we timely replied. In addition, in 2008, the defensor del pueblo (Public Ombudsman) filed a claim opposing the resolutions establishing the tariff schedule, effective as of October 1, 2008, and naming us as defendant. On January 27, 2009, the ENRE notified us of a preliminary injunction, as a result of the Ombudsman’s claim, pursuant to which we were ordered to refrain from cutting the energy supply to customers challenging the October 2008 tariff increase until a decision is reached with respect to the claim. This injunction has been appealed by us and the Argentine government, the resolution of which is still pending as of the date of this annual report. In addition, in December 2009, another Argentine consumer association, Unión de Usuarios y Consumidores, brought an action against us and the Argentine government seeking to annul certain retroactive tariff increases. In November 2010, the relevant court upheld the claim. We appealed the court’s order and requested that it be stayed pending a decision on the appeal. In December 2010, the court stayed its order pending a decision on the appeal. On June 1, 2011, the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala V) overturned the judgment of the lower administrative court. The Argentine consumer association may file an extraordinary appeal (“Recurso Extraordinario Federal”) to have the case tried by the Argentine Supreme Court. As of the date of this annual report, to our knowledge, the Argentine consumer association has not filed such extraordinary appeal. We cannot make assurances regarding how these complaints will be resolved (nor, in the action brought by Unión de Usuarios y Consumidores in December 2009, whether the plaintiff may decide to file an extraordinary appeal as described above) nor can we make assurances that other actions or requests for injunctive relief will not be brought by these or other groups seeking to reverse the adjustments we have obtained or to block any further adjustments to our distribution tariffs. If these legal challenges are successful and prevent us from implementing tariff adjustments granted by the Argentine government, we could face a decline in collections from our customers, and a decline in our results of operations, which may have a material adverse effect on our financial condition and the market value of our ADSs.

We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

We operate in a highly regulated environment and have been and in the future may continue to be subject to significant fines and penalties by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply. After 2001, the amount of fines and penalties imposed on our company has increased significantly, which we believe is mainly due to the economic and political environment in Argentina following the 2001 and 2002 economic crisis. Although the Argentine government has agreed to forgive a significant portion of our accrued fines and penalties pursuant to the Adjustment Agreement and to allow us to repay the remaining balance over time, this forgiveness and repayment plan is subject to a number of conditions, including compliance with quality of service standards, reporting obligations and required capital investments. As of December 31, 2011, our consolidated accrued fines and penalties totaled Ps. 542.2 million (taking into account our adjustment to fines and penalties following the ratification of the Adjustment Agreement). If we fail to comply with any of these conditions, the Argentine government may seek to obtain payment of these fines and penalties by our company. In addition, we cannot assure you that we will not incur material fines in the future, which could have a material adverse effect on our financial condition, our results of operations and the market value of our ADSs.

If we are unable to control our energy losses, our results of operations could be adversely affected

Our concession does not allow us to pass through to our customers the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by our concession, which is, on average, 10%. As a result, if we experience energy losses in excess of those contemplated by our concession, we may record lower operating profits than we anticipate. Prior to the 2001 and 2002 economic crisis, we had been able to reduce the high level of energy losses experienced at the time of the privatization to the levels contemplated (and reimbursed) under our concession. However, during the 2001 and 2002 economic crisis and during the years ended December 31, 2009 and 2010, our level of energy losses, particularly our non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, with it, the number of delinquent accounts and fraud. Although we have been able to reduce energy losses in recent periods, these losses continue to exceed the 10% average loss factor in the concession, and based on the current economic turmoil, we do not expect these losses to decrease in the near term. Our energy losses amounted to 12.6% in 2011, 12.5% in 2010, 11.9% in 2009 and 10.8% in 2008. We cannot assure you that our energy losses will not increase again in future periods, which may lead us to have lower margins and could adversely affect our financial condition, our results of operations and the market value of our ADSs.

The Argentine government could foreclose on the pledge of our Class A common shares under certain circumstances, which could have a material adverse effect on our business and financial condition

Pursuant to our concession and the provisions of the Adjustment Agreement, the Argentine government has the right to foreclose on the pledge of our Class A common shares and sell these shares to a third party buyer if:

•	the fines and penalties we incur in any given year exceed 20% of our gross energy sales, net of taxes (which corresponds to our energy sales);

•	we repeatedly and materially breach the terms of our concession and do not remedy these breaches upon the request of the ENRE;

•	our controlling shareholder, EASA, creates any lien or encumbrance over our Class A common shares (other than the existing pledge in favor of the Argentine government);

•	we or EASA obstruct the sale of Class A common shares at the end of any management period under our concession;

•	EASA fails to obtain the ENRE’s approval in connection with the disposition of our Class A common shares;

•	our shareholders amend our articles of incorporation or voting rights in a way that modifies the voting rights of the Class A common shares without the ENRE’s approval; or

•	We, or any existing shareholders or former shareholders of EASA who has brought a claim against the Argentine government in the ICSID does not desist from its ICSID claims following completion of the RTI and the approval of a new tariff regime.

In 2011, the fines and penalties imposed on us by the ENRE amounted to Ps. 81.1 million, which represented 3.6% of our energy sales. See “Item 4. Information on the Company —Our Concession—Fines and Penalties.”

If the Argentine government were to foreclose on the pledge of our Class A common shares, pending the sale of those shares, the Argentine government would also have the right to exercise the voting rights associated with such shares. In addition, the foreclosure by the Argentine government on the pledge of our Class A common shares may be deemed to constitute a change of control under the terms of our Senior Notes issued in October 2007, October 2010 and April 2011, which would require us to offer to repurchase all such debt at its face value. We cannot assure you that we will have sufficient funds or access to financing to effect such repurchases. If the Argentine government forecloses on the pledge of our Class A common shares, our results of operations and financial condition could be significantly affected and the market value of our ADSs could be affected too.

Default by the Argentine government could lead to termination of our concession, and have a material adverse effect on our business and financial condition

If the Argentine government breaches its obligations in such a way that we cannot comply with our obligation under our concession or in such a way that our service is materially affected, we can request the termination of our concession, after giving the Argentine government 90 days’ prior notice. Upon termination of our concession, all our assets used to provide electricity distribution service would be transferred to a new state-owned company to be created by the Argentine government, whose shares would be sold in an international public bidding procedure. The amount obtained in such bidding would be paid to us, net of the payment of any debt owed by us to the Argentine government, plus compensation established as a percentage of the bidding price, ranging from 10% to 30% depending on the management period in which the sale occurs. Any such default could have a material adverse effect on our business and financial condition.

We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material effect on our business

As of December 31, 2011, approximately 82% of our employees were union members. Although our relations with unions are currently stable and we have had an agreement in place with the two unions representing our employees since 1995, we cannot assure you that we will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues, especially in light of the social tensions generated in Argentina by the economic crisis. We cannot assure you that we will be able to negotiate salary agreements on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to strikes or work stoppages, our results of operations, financial condition and the market value of our ADSs could be materially adversely affected.

As of December 31, 2011, approximately 84% of Eden employees were union members.

We might incur material labor liabilities in connection with our outsourcing that could have an adverse effect on our business and results of operation

We outsource a number of activities related to our business to third party contractors in order to maintain a flexible cost base. As of December 31, 2011, we had approximately 2,796 third-party employees under contract. Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances. We cannot make any assurances that such proceedings will not be brought against us or that the outcome of such proceedings would be favorable to us. If we were to incur material labor liabilities in connection with our outsourcing, such liability could have an adverse effect on our financial condition, our results of operations and the market value of our ADSs.

We currently are not able to effectively hedge our currency risk in full and, as a result, a devaluation of the Peso may have a material adverse effect on our results of operations and financial condition

Our revenues are collected in Pesos pursuant to tariffs that are not indexed to the U.S. Dollar, while a significant portion of our existing financial indebtedness is denominated in U.S. Dollars, which exposes us to the risk of loss from devaluation of the Peso. We currently seek to hedge this risk in part by converting a portion of our excess cash denominated in Pesos into U.S. Dollars and investing those funds outside Argentina, as permitted by applicable Argentine Central Bank regulations and entering in currency forward contracts, but we continue to have substantial exposure to the U.S. Dollar. We cannot assure you that the Argentine government will continue to allow us to access the market to acquire U.S. Dollars in the manner we have done so to date. Although we may also seek to enter into further hedging transactions to cover all or a part of our remaining exposure, we have not been able to hedge all of our exposure to the U.S. Dollar on terms we consider viable for our company. If we continue to be unable to effectively hedge all or a significant portion of our currency risk exposure, a devaluation of the Peso may significantly increase our debt service burden, which, in turn, may have a material adverse effect on our financial condition and results of operations.

In the event of an accident or event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations

As of December 31, 2011, our physical assets were insured for up to U.S. $734.4 million. However, we do not carry insurance coverage for losses caused by our network or business interruption, including loss of our concession. See “Item 4. Information on the Company—Our Business—Insurance.” Although we believe our insurance coverage is commensurate with standards for the distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our net profits and our overall financial condition and on the market value of our ADSs.

A substantial number of our assets are not subject to attachment or foreclosure and the enforcement of judgments obtained against us by our shareholders may be substantially limited

A substantial number of our assets are essential to the public service we provide. Under Argentine law, as interpreted by the Argentine courts, assets which are essential to the provision of a public service are not subject to attachment or foreclosure, whether as a guarantee for an ongoing legal action or to allow for the enforcement of a legal judgment. Accordingly, the enforcement of judgments obtained against us by our shareholders may be substantially limited to the extent our shareholders seek to attach those assets to obtain payment on their judgment.

If our controlling shareholder fails to meet its debt service obligations, its creditors may take measures that could have a material adverse effect on our results of operations

In July 2006, EASA completed a comprehensive restructuring of all of its outstanding financial indebtedness, which had been in default since 2002. In connection with this restructuring, EASA issued approximately U.S. $85.3 million in U.S. Dollar-denominated notes in exchange for the cancellation of approximately 99.94% of its outstanding financial debt. Since EASA’s ability to meet its debt service obligations under these notes depends largely on our ability to pay dividends or make distributions or payments to EASA, our failure to do so could result in EASA becoming subject to actions by its creditors, including the attachment of EASA’s assets and petitions for involuntary bankruptcy proceedings. If EASA’s creditors were to attach our Class A common shares held by EASA, the Argentine government would have the right under our concession to foreclose on the pledge of our Class A common shares held by the Argentine government, which would trigger a repurchase obligation under the terms of our restructured debt and our Senior Notes issued in October 2007, October 2010 and April 2011, and have a material adverse effect on our results of operations and financial condition.

Our exclusive right to distribute electric energy in our service area may be adversely affected by technological or other changes in the energy distribution industry, which would have a material adverse effect on our business

Although our concession grants us the exclusive right to distribute electric energy within our service area, this exclusivity may be revoked in whole or in part if technological developments would make it possible for the energy distribution industry to evolve from its present condition as a natural monopoly into a competitive business. In no case does the complete or partial revocation of our exclusive distribution rights entitle us to claim or to obtain reimbursement or indemnity. Although, to our knowledge, there are no current projects to introduce new technologies in the medium- or long-term which might reasonably modify the composition of the electricity distribution business, we cannot assure you that future developments will not enable competition in our industry that would adversely affect the exclusivity right granted by our concession. Any total or partial loss of our exclusive right to distribute electricity within our service area would likely lead to increased competition and result in lower revenues, which could have a material adverse effect on our financial condition, our results of operations and the market value of our ADSs.

Our acquisition of Emdersa and Aeseba and the subsequent divestiture of the subsidiaries of Emdersa are subject to perfunctory approval by the Argentine Antitrust Commission and, in some cases, by the ENRE and Edenor may fail to realize the anticipated benefits of the acquisitions and divestitures, and the integration of these companies with our distribution operations may present significant challenges.

In March 2011, we acquired Emdersa and Aeseba and several related companies, which are now our subsidiaries. Since then, we have decided to divest the subsidiaries of Emdersa. These acquisitions and divestitures are subject to perfunctory approval by the Argentine Antitrust Commission and, in some cases, by the ENRE. Although we have submitted all required documentation to the Argentine Antitrust Commission and to the ENRE, we cannot assure you that the Argentine Antitrust Commission or ENRE, as applicable, will authorize such acquisitions and, therefore, the acquisitions may be revoked or the divestitures may never be perfected if the relevant approvals are not granted.

In addition, we may face significant challenges in integrating Aeseba’s operations and streamlining procedures in a timely and efficient manner while retaining key personnel from the acquired company. The integration of the assets of Aeseba will be costly, complex and time-consuming, and will require substantial management attention. These costs could be greater than we currently anticipate, which could reduce our profitability. The integration of this business could also disrupt the operation of our current business and Aeseba’s existing business, or result in additional administrative procedures or regulatory oversight. It could also adversely affect our and Aeseba’s ability to maintain relationships with customers, suppliers, employees and others with whom we may have business dealings. If we were to incur significant integration cost overruns or if the proposed integration would materially disrupt our existing business, this could have an adverse effect on our financial condition, our results of operations and the market value of our ADSs.

Because our financial statements are prepared under Argentine GAAP, which differs from US GAAP and IFRS with respect to corporate disclosure and accounting rules, information about us may not be as detailed or comprehensive as that of companies reporting under US GAAP or IFRS, including that of companies in the United States

Our financial statements are prepared in Pesos and in accordance with Argentine GAAP. Our financial statements under Argentine GAAP may not provide you with the information you would have received if our financial statements were prepared under U.S. GAAP or under IFRS. Publicly available information about public companies in Argentina is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States or European markets. Furthermore, there is a less extensive regulation of the Argentine securities markets and of the activities of the investors in these markets as compared to the securities markets in the United States, European markets and certain other international financial markets. Argentine GAAP differs in certain significant respects from U.S. GAAP, SEC rules and regulations, and IFRS.

The Company is obligated to adopt IFRS as from the fiscal year beginning on January 1, 2012. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Adoption of IFRS.” On April 27, 2010, the Company’s Board of Directors approved a specific implementation plan pursuant to the CNV’s General Resolution No. 562/09. The first annual and quarterly financial statements prepared by the Company pursuant to IFRS will be those corresponding to the year ended December 31, 2012 and the quarterly period ended March 31, 2012, respectively. As of the date of this annual report, the Company has reached certain preliminary conclusions regarding the principal impacts of the implementation of IFRS by the Company. The effects of the adoption of IFRS and the reconciliations between the Argentine GAAP and IFRS are included in note 22 to the audited consolidated financial statements.

Risks relating to ADSs and our Class B common shares

Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADRs to receive dividends and distributions on, and the proceeds of any sale of, the Class B common shares underlying the ADSs

The Argentine government may impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the Argentine government to impose these kinds of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Central Bank, some of which are still in effect. Among the restrictions that are still in effect are those relating to the payment prior to maturity of the principal amount of loans, bonds or other securities owed to non-Argentine residents, the requirement for Central Bank approval prior to acquiring foreign currency for certain types of investments and the requirement that 30% of certain types of capital inflows into Argentina be deposited in a non-interest-bearing account in an Argentine bank for a period of one year. Although the transfer of funds abroad in order to pay dividends no longer requires Central Bank approval to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting, restrictions on the movement of capital to and from Argentina such as those that previously existed could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from Pesos into U.S. Dollars and the remittance of such U.S. Dollars abroad. We cannot assure you that the Argentine government will not take similar measures in the future. In such a case, the depositary for the ADSs may hold the Pesos it cannot otherwise convert for the account of the ADS holders who have not been paid. Nonetheless, the adoption by the Argentine government of restrictions on the movement of capital out of Argentina may affect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs and may adversely affect the market value of our ADSs.

Our ability to pay dividends is limited

In accordance with Argentine corporations law, we may only pay dividends in Pesos out of our retained earnings, if any, as set forth in our audited consolidated financial statements prepared in accordance with Argentine GAAP. Our ability to pay dividends, however, is further restricted in accordance with the terms of the Adjustment Agreement, pursuant to which we have agreed not to pay dividends without the ENRE’s prior approval until we complete the RTI. We cannot predict with any certainty when this process will be completed.

Our shareholders’ ability to receive cash dividends may be limited

Our shareholders’ ability to receive cash dividends may be limited by the ability of the depositary to convert cash dividends paid in Pesos into U.S. Dollars. Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the common shares underlying the ADSs into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If this conversion is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, shareholders may lose some or all of the value of the dividend distribution.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, the rights of holders of the ADSs or the rights of holders of our common shares under Argentine corporations law to protect their interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well-defined and enforced in Argentina that in the United States, putting holders of our common shares and ADSs at a potential disadvantage.

Holders of ADSs may be unable to exercise voting rights with respect to the Class B common shares underlying the ADSs at our shareholders’ meetings

Shares underlying the ADSs are held by the depositary in the name of the holder of the ADS. As such, we will not treat holders of ADSs as shareholders and, therefore, holders of ADSs will not have shareholder rights. The depositary will be the holder of the common shares underlying the ADSs and holders may exercise voting rights with respect to the Class B common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our by-laws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying Class B common shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our common shares will receive notice of shareholders’ meetings through publication of a notice in an official gazette in Argentina, an Argentine newspaper of general circulation and the daily bulletin of the Buenos Aires Stock Exchange, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, do not receive notice directly from us. Instead, in accordance with the deposit agreement, we provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the Class B common shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of Class B common shares and Class B common shares represented by ADSs may not be voted as the holders of ADSs desire. Class B common shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, be voted at the corresponding meeting either in favor of the proposal of the board of directors or, in the absence of such a proposal, in accordance with the majority.

Our shareholders may be subject to liability for certain votes of their securities

Because we are a limited liability corporation, our shareholders are not liable for our obligations. Shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and who do not abstain from voting at the respective shareholders’ meeting may be liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the law or our by-laws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

Item 4.	Information on the Company

History and Development of the Company

Empresa Distribuidora y Comercializadora Norte S.A., or Edenor, is a public service company incorporated as a sociedad anónima (limited liability corporation) under the laws of Argentina. Our principal executive offices are located at Avenida del Libertador 6363, Ciudad de Buenos Aires, C1428ARG, Argentina, and our general telephone number at this location is +54 11 4346 5000.

We were incorporated on July 21, 1992, under the name Empresa Distribuidora Norte Sociedad Anónima, as part of the privatization of the Argentine state-owned electricity utility, Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA). In anticipation of its privatization, SEGBA was divided into three electricity distribution companies, including our company, and four electricity generation companies, and on May 14, 1992, the Argentine Ministry of Economy and Public Works and Utilities (currently the Ministry of Economy and Public Finance) approved the public sale of all of our company’s Class A common shares, representing 51% of the capital stock of our company.

A group of international investors, which included EDF International S.A. (a wholly owned subsidiary of Électricité de France S.A.), presented a bid for our Class A common shares through Electricidad Argentina S.A. (EASA), an Argentine company. EASA was awarded the bid and, in August 1992, EASA and the Argentine government entered into a stock purchase agreement relating to the purchase of our Class A common shares. In addition, on August 5, 1992, the Argentine government granted us a concession to distribute electricity on an exclusive basis within our concession area for a period of 95 years. On September 1, 1992, EASA acquired our Class A common shares and became our controlling shareholder.

In June 1996, our shareholders approved the change of our name to Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) to more accurately reflect the description of our core business. The amendment to our by–laws related to our name change was approved by the ENRE and registered with the Public Registry of Commerce in 1997.

In 2001, EDF International S.A. (EDFI) acquired, in a series of transactions, all of the shares of EASA held by EASA’s other shareholders, ENDESA Internacional, YPF S.A., which was the surviving company of Astra, and SAUR. As a result, EASA became a wholly–owned subsidiary of EDFI. In addition, EDFI purchased all of our Class B common shares held by these shareholders, increasing its direct and indirect interest in us to 90%.

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

In September 2005, Dolphin Energía and IEASA acquired an indirect controlling stake in our company from EDFI. Dolphin Energía and IEASA were at the time of such acquisition controlled by the principals of Grupo Dolphin, an Argentine advisory and consulting firm that carries out private equity activities. On September 28, 2007, Pampa Energía acquired all the outstanding capital stock of Dolphin Energía and IEASA from the then current shareholders of these companies, in exchange for common stock of Pampa Energía. Pampa Energía, which is managed by Grupo Dolphin’s former principals, owns a 50% interest in the company that co-controls the principal electricity transmission company in Argentina, Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (Transener). In addition, Pampa Energía has controlling stakes in five generation plants located in the Salta, Mendoza, Neuquén and Buenos Aires provinces (Hidroeléctrica Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Térmica Loma de la Lata and Central Piedra Buena). See “Item 7. Major Shareholders and Related Party Transactions.”

In April 2007, we completed the initial public offering of our Class B common shares, in the form of shares and American depositary shares, or ADSs. We and certain of our shareholders sold 18,050,097 ADSs, representing 361,001,940 Class B common shares, in an offering in the United States and elsewhere outside Argentina, and our Employee Stock Participation Program sold 81,208,416 Class B common shares in a concurrent offering in Argentina. Our ADSs are listed in The New York Stock Exchange under the symbol “EDN,” and our Class B common shares are listed on the Buenos Aires Stock Exchange under the same symbol. We received approximately U.S. $61.4 million in proceeds from the initial public offering, before expenses, which we used to repurchase a part of our then outstanding debt. Following the initial public offering, EASA continues to hold 51% of our common shares, and approximately 49% are held by the public. See “Item 7. Major Shareholders and Related Party Transactions.”

On November 20, 2008, the Argentine congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the ANSES and eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES. As of the date of this annual report, ANSES held 229,125,205 of our Class B common shares, representing 25.3% of our capital stock.

Acquisition of Emdersa and Aeseba

On January 19, 2011, our indirect controlling shareholder, Pampa Energía, agreed to acquire, directly or through one or more designees, from certain subsidiaries of AEI, the following assets:

(i)	77.19% of the outstanding capital stock of Emdersa, a company engaged in the distribution of electricity in the Argentine provinces of San Luis, La Rioja and Salta through its subsidiaries Edesal, Edesa, and in the generation of electricity through its subsidiary Egssa; and

(ii)	99.99% of the outstanding capital stock of Aeseba, an electric utility company, which owns 90% of the outstanding capital stock of Eden.

In addition, Pampa Energía agreed to acquire from AEI 0.01% of the outstanding capital stock of Edesal, 0.02% of the outstanding capital stock of Egssa and 0.01% of the outstanding capital stock of Edelar, which were each held directly by AEI and its subsidiaries (other than Emdersa).

Pursuant to the terms of the sale of the shares described above, on February 25, 2011, Pampa Energía made us an offer, which we accepted on March 4, 2011, to purchase the shares described above, and on March 4, 2011, we purchased the shares (other than shares representing approximately 0.01% of the outstanding capital stock of Aeseba, which Pampa Energía purchased) for a total purchase price of U.S. $140.0 million. The transaction also involved the assignment to certain affiliates of Pampa Energía of certain rights that AEI had over Aeseba, Eden and Emdersa and its subsidiaries.

In addition, if within three years from March 4, 2011 (the purchase date), we sell all or part of such shares, Pampa Energía will have the right to receive from us a payment equal to 50% of the value we receive from the sale of any such shares in excess of the price paid to AEI for any such shares.

As of the date of this annual report, we have taken action to divest some of the assets described above. In order to effect the purported divestiture, on August 23, 2011, Emdersa’s Board of Directors decided to convene an extraordinary general shareholders’ meeting, which was held on December 16, 2011, to consider (subject to approval by the relevant administrative authorities) the spin-off of certain assets and liabilities of Emdersa and the incorporation of three new companies, whose main assets will be the shares owned by Emdersa in Edesal, Edesa and Eggsa, respectively. Emdersa’s shareholders’ meeting held on December 16, 2011 recessed until January 13, 2012, when the shareholders approved the special spin-off financial statements for the period ended September 30, 2011, the spin-off of the assets and the incorporation of the companies referred to above, the share exchange relationship, the amount of shares of the three holding companies to be incorporated, which shall be delivered to Emdersa’s shareholders in exchange for the tendering of their shares in Emdersa, and the spin-off prospectus. Further, Emdersa’s shareholders approved the by-laws of the abovementioned new holding companies and the corresponding capital reduction of Emdersa from Ps.236,066,302 to Ps.60,975,926.

On September 16, 2011, our Board of Directors accepted an offer from Rovella Carranza S.A. (“Rovella”) to purchase from us shares representing 78.44% of the shares and votes of a company with an investment purpose, which shall own 99.99% of the shares and votes in Edesal. The offer additionally included an offer to purchase 0.01% of the shares of Edesal owned by us. In order to implement this transaction, we committed to cause Emdersa to partially spin-off certain assets related to Emdersa’s equity interests in Edesal, and pursuant to which three new holding companies will be incorporated, one of which (“Edesal Holding”) will be the holder of 99.99% of the share capital and votes of Edesal. On October 25, 2011, we transferred to Rovella shares representing 24.8% of the capital stock and votes of Emdersa and shares representing 0.01% of the capital stock and votes of Edesal. Rovella, in turn, transferred such shares of Emdersa and Edesal to a collateral trust created by the parties and Deutsche Bank S.A., as trustee. Once the spin-off process is finalized, Edesal Holding will issue 78.44% of its shares to the trustee of the collateral trust, who, in turn, will transfer those shares to Rovella, along with the 0.01% shares of Edesal, and will simultaneously transfer the shares of Emdersa back to us. If within two years from the acceptance of the offer, Emdersa’s spin off has not been completed and Edesal Holding has not been incorporated, the trustee of the collateral trust will transfer to Rovella, as an alternative consideration, 24.80% of the capital stock and voting rights of Emdersa, and we will maintain a 53.77% ownership of Emdersa’s capital stock and voting rights. The agreement between the parties also contemplates matters related to the corporate governance and conduct of the business of Edesal pending completion of the transaction.

Furthermore, on September 16, 2011, our Board of Directors accepted an offer from Andes Energía Argentina S.A. to acquire from us an option to: (a) if the spin-off of Emdersa is completed within two years, acquire 78.44% of the share capital that we hold indirectly in Edelar, and (b) if the spin-off of Emdersa is not completed within two years, acquire 20.27% of the capital stock and voting rights that we will hold indirectly in Emdersa. In order to implement this transaction, we will contribute 53.77% of the share capital and votes of Emdersa to a new company to be incorporated (“Emdersa Holding”), through which the transfer of shares of Emdersa in favor of Andes Energía Argentina S.A. will take place. On the call option exercise date and upon completion of the transaction described in this paragraph, the capital stock subject to this transaction will be transferred to a collateral trust to be created in order to secure compliance of the parties’ obligations, while maintaining our control in Emdersa. On December 15, 2011, our Board of Directors approved an amendment to the terms and conditions of the offer letter from Andes Energía Argentina S.A., modifying certain matters relating to payments owed by Andes Energía Argentina S.A. Further, on December 29, 2011 the call option exercise date and payment due date were extended until June 30, 2012. The agreement between the parties also contemplates matters related to the corporate governance and conduct of the business of Edelar pending completion of the transaction.

On October 11, 2011, our Board of Directors accepted a further offer letter from Pampa Energía to acquire, by means of a stock purchase subject to a condition precedent, shares representing 78.44% of the capital stock and votes of an investment company to be incorporated as a result of the spin-off of Emdersa (“Egssa Holding”), which company will be the owner of (a) 99.99% of the capital stock and votes of Egssa, and (b) 0.01% of the capital stock of Egssa owned by us. Such stock purchase is subject to the condition precedent that the spin-off resolved by the Board of Directors of Emdersa on August 23, 2011 be consummated within 24 months as of the date of acceptance of the offer made by Pampa Energía. Within 5 days as of the consummation of such spin-off, we will transfer the shares to Pampa Energía in legal form and free from liens, and Pampa Energía will, in turn, pledge such shares for our benefit as security for the full payment of the outstanding purchase price. Beginning on the date of initial payment of the purchase price and until its full payment by Pampa Energía, the members of the board of directors of EGSSA shall be appointed both by us and Pampa Energía. In case the above condition precedent is not satisfied, the amount corresponding to the initial price payment shall be reimbursed to Pampa Energía within 5 days therefrom, plus an annual 6% interest that will be calculated as of the date of such initial payment until the date of effective payment thereof.

Edesa Sale Agreement

On April 19, 2012, Edenor accepted an Offer Letter from Salta Inversiones Eléctricas S.A. (“SIESA”), pursuant to which the latter submitted to Edenor and Emdersa HOLDING a proposal to acquire, by means of a stock purchase, shares representing 78.44% of the capital stock and votes of an investment company to be incorporated as a result of the spin-off of EMDERSA under the name of “EDESA HOLDING”, which company will be the owner of (i) 90% of the capital stock and votes of EDESA, which in turn owns 99.99% of Empresa de Sistemas Eléctricos Dispersos S.A. (“Esed”) and (ii) 0.01% of the capital stock of Esed.  Such stock purchase is subject to certain condition precedent, including but not limited to, the consummation of the spin-off resolved by the Board of Directors of EMDERSA on August 23, 2011.  In order to implement this transaction, Emdersa HOLDING will transfer to SIESA shares of EMDERSA and as of May 5, 2012, EMDERSA and SIESA will transfer their shares in Emdersa HOLDING to a collateral trust to be created in order to secure compliance of the parties’ obligations under the Offer Letter.  The shares to be transferred to the collateral trust will be returned to Emdersa HOLDING once the spin-off is completed and the EDESA Holding shares transferred to SIESA.  Additionally, as of May 5, 2012, SIESA offers to (i) cause EDESA to cancel certain loan agreements granted by Edenor for an amount of Ps. 131,319,500 plus accrued interest, (ii) release EMDERSA of the guarantee granted to EDESA for an amount of Ps. 55,250,000 in respect of a loan agreement granted by certain banks to EDESA and other subsidiaries of EMDERSA; and (iii) cause EDESA to cancel, when due, certain notes issued on November 2010 for an outstanding amount of Ps. 3,8 million.  The price to be paid for the EDESA HOLDING shares is U.S.$ 18 million to be paid as follows: (i) U.S.$ 15 million as of May 5, 2012; (ii) the remaining U.S.$ 3 million in five equal and consecutive annual installments at an interest rate of LIBOR plus 2% with the first one due on May 5, 2013.

Emdersa and its Subsidiaries

Emdersa, through Edesal, Edelar and Edesa, supplies electricity to a service area with a population of approximately 2.0 million that encompasses approximately 124,000 square miles in the Provinces of San Luis, La Rioja and Salta, respectively. As of December 31, 2011, Emdersa had approximately 550,193 customers and sold approximately 3,155 GWh of electricity in 2011. Edesa also owns 99.99% of Empresa de Sistemas Eléctricos Dispersos (“Esed”), an electricity generation and distribution company that supplies energy to customers in remote areas of the Province of Salta through the utilization of photovoltaic solar panels. In addition, Emdersa’s subsidiary EGSSA obtained in 2008 the approval from the Argentine Secretary of Energy to act as agent of the Wholesale Electricity Market. Egssa is located in the northeastern part of the Province of Salta, and commenced its operations in the second half of 2010. Emdersa is a public company, whose shares are traded on the Buenos Aires Stock Exchange under the symbol “Emdehr”. Emdersa owns 99.9% of the capital stock of each of Edesal, Edelar and Egssa, and 90.0% of the capital stock of Edesa. The remaining 10.0% of Edesa was retained by the government of the Province of Salta for use in an Employee Stock Participation Program, though the provincial government owns all of such share as of the date of this annual report. Our acquisition of Emdersa is still pending antitrust approval.

Edesal, Edelar and Edesa hold an exclusive long-term renewable concession granted by the relevant regulators of the Provinces of San Luis, La Rioja and Salta, respectively. Edesal’s concession agreement is divided into several administrative periods, the first of which lasted 15 years and expired in 2008, followed by eight successive ten-year periods, the next of which will expire in 2018. At the end of each such period a competitive bid process for the sale of a minimum of 51% of the share capital of Edesal will take place. We can participate in the bidding and will only be required to sell and transfer control of our interest in Edesal if there is a higher bid, in which case we will receive the amount bid by such bidder. Following such auction, a new ten-year concession will be granted to Edesal at the end of which the auction process would be held again. Edelar’s concession is divided similarly with an initial period of 15 years (which expired in 2010) followed by eight successive ten-year periods with a competitive bidding process at the end of each period which follows the same process described for Edesal. As of the date of this annual report, the competitive bidding process with respect to Edelar has not yet taken place. Edesa’s concession has an initial period of 20 years (which will expire in 2016) followed by two successive 15-year periods with a competitive bidding process at the end of each period which follows the same process described for Edesal and Edelar.

Tariffs for Argentine electricity distribution companies are periodically reviewed by the regulators within the service area in which the concession is located. Edesal, Edelar and Edesa generally have RTIs every five years. Edesal’s and Edesa’s tariffs are currently under an RTI process, and Edelar’s tariffs were last reviewed in an RTI in 2008. Under their current tariff schemes, the tariffs are designed to provide for a pass-through to customers of the main variable cost items (mainly power purchase costs and transmission charges), recovery of reasonable operating and administrative costs, incentives to reduce costs and make required capital investments and a regulated rate of return on their regulated asset base. Tariffs are also adjusted every 6 or 12 months for inflation of fixed costs and to pass-through adjustments to variable costs. Edesal, Edelar and Edesa have been granted adjustments to their tariffs periodically to reflect increases in costs.

The tables below summarize energy sales information regarding Edesal, Edelar and Edesa, solely on the basis of public information filed by Emdersa in Argentina.

Edesal’s Energy Sales

	Year ended December 31,
	2011		2010		2009
	(in MWh, except percentages)
Residential	352,000	26.3%	340,247	26.9%	311,543	26.8%
Commercial	120,000	9.0%	109,978	8.7%	104,680	9.0%
Public lighting	63,000	4.7%	61,300	4.8%	60,964	5.2%
Large users	402,000	30.0%	394,681	31.2%	361,799	31.1%
Industrial (Grandes Usuarios del MEM)	401,470	30.0%	358,772	28.4%	325,218	27.9%
Total	1,338,470	100.0%	1,264,978	100.0%	1,164,204	100.0%

EDELAR’s Energy Sales

	Year ended December 31,
	2011		2010		2009
	(in MWh, except percentages)
Residential	363,278	34.7%	353,009	33.9%	315,057	33.3%
Commercial	90,577	8.6%	88,646	8.5%	83,911	8.9%
Public lighting	37,926	3.6%	36,758	3.5%	37,586	4.0%
Large users	359,627	34.3%	350,723	33.7%	316,184	33.5%
Industrial (Grandes Usuarios del MEM)	196,841	18.8%	219,994	20.4%	192,215	20.3%
Total	1,048,249	100.0%	1,042,130	100.0%	944,953	100.0%

EDESA’s Energy Sales	Year ended December 31,
	2011		2010		2009
	(in MWh, except percentages)
Residential	682,165	46.0%	645,717	45.6%	593,074	44.9%
Commercial	176,054	11.9%	172,839	12.2%	157,502	11.9%
Public lighting	89,116	6.0%	88,187	6.2%	90,443	6.8%
Large users	435,608	29.4%	413,962	29.2%	381,289	28.9%
Industrial (Grandes Usuarios del MEM)	100,430	6.8%	95,720	6.8%	99,010	7.5%
Total	1,483,373	100.0%	1,416,425	100.0%	1.321.318	100.0%

The tables below summarize certain key financial information regarding Emdersa and its subsidiaries, solely on the basis of Emdersa’s public securities filings in Argentina.

Consolidated Income Statement:	Year ended December 31,
	2011(1)				2010(1)		2009
	(in millions)

Net sales	U.S. $	202.5	Ps.	871.4	Ps.	740.1	Ps.	648.8
Cost of sales		(119.7)		(515.4)		(441.0)		(387.2)
Gross profit		82.7		356.0		299.1		261.6
Administrative, selling and other expenses		(53.1)		(228.3)		(177.2)		(140.1)
Other operating income (or costs)		5.8		25.1		20.4		17.4
Operating income		35.5		152.7		142.5		138.8
Financial and holding results		(20.8)		(89.6)		(67.4)		(79.0)
Goodwill		—		—		—		(0.3)
Other income or costs		(0.3)		(1.3)		3.7		3.5
Gain from investments in related companies		0.2		0.9		—		—
Income before income taxes and minority interest		14.6		62.8		78.8		63.1
Minority interest		(0.3)		(1.2)		(1.6)		(0.5)
Income tax expenses		(4.5)		(19.3)		(27.6)		(24.1)
Income for the year	U.S. $	9.8	Ps.	42.2	Ps.	49.6	Ps.	38.5

(1) As of December 31, 2011 and December 31, 2010, Emdersa elected to recognize as a temporary difference (deferred tax liability) the difference between the accounting and tax values resulting from the adjustment for inflation included in non-monetary assets.

	Year ended December 31,
Balance Sheet:	2011(1)				2010(1)		2009
	(in millions)
Current assets	U.S. $	56.4	Ps.	242.8	Ps.	203.3	Ps.	187.6
Non-current assets		284.4		1,224.2		1,100.9		971.1
Goodwill		0.1		0.5		0.6		0.8
Total assets		341.0		1,467.5		1,304.8		1,159.4
Current liabilities		120.1		516.7		284.0		400.9
Non-current liabilities		43.2		185.9		299.0		12.1
Total liabilities		163.3		702.7		583.0		413.0
Minority interest		5.1		22.1		20.9		23.1
Total shareholders’ equity		172.6		742.7		700.9		723.3
Total liabilities and shareholders’ equity	U.S. $	341.0	Ps.	1,467.5	Ps.	1,304.8	Ps.	1,159.4

(1) As of December 31, 2011 and December 31, 2010, Emdersa elected to recognize as a temporary difference (deferred tax liability) the difference between the accounting and tax values resulting from the adjustment for inflation included in non-monetary assets.

Aeseba and its Subsidiaries

Aeseba is a holding company that owns 90% of the outstanding capital stock of Eden, an electricity distribution company that supplies electricity to a service area with a population of approximately 1.0 million that encompasses approximately 42,000 square miles in the northern part of the Province of Buenos Aires. As of December 31, 2011, Eden had approximately 340,121 customers and sold approximately 2,784 GWh of electricity in 2011. The remaining ownership interest in Eden is owned by its employees. Our acquisition of Eden is still pending antitrust approval.

Eden holds an exclusive long-term renewable concession from the relevant regulator or the Province of Buenos Aires. Eden’s concession agreement is divided into nine administrative periods, the first of which lasts 15 years and expires on June, 2, 2012, followed by eight ten-year periods thereafter. At the end of the current term, a competitive bid process for the sale of a minimum of 51% of the share capital of Eden will take place. We can participate in the bidding and will only be required to sell and transfer control of our interest in Eden if there is a higher bid, in which case we will receive the amount bid by such bidder. Following such auction, a new ten-year concession will be granted to Eden at the end of which the auction process would be held again.

Tariffs for Argentine electricity distribution companies are reviewed periodically by the regulators within the service area in which the concession is located (in the case of Eden this is the Buenos Aires Province). Eden periodically has RTIs, and as of the date of this annual report, Eden’s tariffs are currently under an RTI process. Under its current tariff scheme, the tariffs are designed to provide for a pass-through to customers of the main variable cost items (mainly power purchase costs and transmission charges), recovery of reasonable operating and administrative costs, incentives to reduce costs and make required capital investments and a regulated rate of return on its regulated asset base. Tariffs are also adjusted for inflation of fixed costs and to pass-through adjustments to variable costs. Eden has been granted adjustments to its tariff periodically to reflect increases in costs. See “Item 3. Key Information—Risk factors—Risks Relating to the Electricity Distribution Sector— The Argentine government has intervened in the electricity sector in the past, and is likely to continue intervening.”

The table below summarizes energy sales information regarding Eden.

EDEN’s Energy Sales	Year ended December 31,
	2011		2010		2009
	(in MWh, except percentages)
Residential	619,224	22.2%	598,619	22.6%	570,638	23.0%
Commercial	331,086	11.9%	308,304	11.7%	291,900	11.7%
Public lighting	79,716	2.9%	77,319	2.9%	74,310	3.0%
Large users	1,462,983	52.5%	1,359,219	51.4%	1,266,465	51.0%
Industrial (Grandes usuarios del MEM)	291,400	10.5%	299,936	11.3%	281,714	11.3%
Total	2,784,409	100.0%	2,643,397	100.0%	2,485,026	100.0%

The tables below summarize certain key financial information regarding Eden, solely on the basis of Eden’s statutory financial statements.

Income Statement:	Year ended December 31,
	2011				2010		2009
	(in millions )
Net sales	U.S.	137.7	Ps.	592.6	Ps.	467.2	Ps.	401.3
Cost of sales		(91.2)		(392.7)		(329.1)		(302.8)
Gross profit		46.4		199.9		138.1		98.4
Administrative and selling expenses		(20.6)		(88.5)		(80.0)		(67.7)
Other operating income		5.7		24.4		20.0		15.3
Operating income		31.6		135.9		78.1		46.0
Financial results		(6.2)		(26.5)		(20.7)		(20.0)
Other income or costs, net		0.5		2.3		(6.4)		34.9
Income before income taxes		25.9		111.7		51.1		60.9
Income tax expenses		(9.2)		(39.5)		(17.8)		(19.5)
Income for the year	U.S. $	16.8	Ps.	72.2	Ps.	33.3	Ps.	41.4

	Year ended December 31,
Balance Sheet:	2011				2010		2009
	(in millions)
Current assets	U.S $	41.6	Ps.	179.2	Ps.	170.8	Ps.	172.1
Non-Current assets		187.0		804.9		783.0		768.9
Total assets		228.7		984.1		953.8		941.0
Current liabilities		80.9		348.0		282.0		232.5
Non-Current liabilities		15.8		67.8		144.1		174.8
Total liabilities *		96.6		415.9		426.1		407.3
Total shareholders’ equity		132.0		568.3		527.7		533.8
Total liabilities and shareholders’ equity	U.S. $	228.7		984.1	Ps.	953.8	Ps.	941.0

* On March 4, 2011, as a result of the change of control in Eden triggered by our acquisition of Aeseba, Eden prepaid the loan it had with Standard Bank Argentina S.A. and HSBC Argentina S.A. Such repayment was made with Eden’s funds and with the proceeds from a loan that we granted to Eden in an aggregate amount equal to Ps. 80.0 million. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt.”

Business Overview

We believe we are the largest electricity distribution company in Argentina and one of the largest in Latin America in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2011. We hold a concession to distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and in the northern part of the City of Buenos Aires. As of December 31, 2011, Edenor and Eden served 2,698,548 customers and 340,121 customers, respectively. The following table shows the percentage of the electricity produced and sold by generating companies that was purchased by us in the periods indicated:

	Demand (GWh)
	Wholesale Electricity Market(1)	Edenor Demand(2)		Edenor Demand as a % of Wholesale Electricity Market
2011	116,418	26,120	(3)	22.5	%(3)
2010	110,767	22,053		19.9%
2009	104,592	20,676		19.8%

Source: Compañía Administradora del Mercado Mayorista Eléctrico, S.A. (CAMMESA)

(1)	Demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).
(2)	Calculated as electricity purchased by us and our wheeling system customers.
(3)	Includes Edenor and Aeseba information.

Our Strengths

We believe our main strengths are the following:

•	We believe we are the largest electricity distributor in Argentina in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2011. We serve the largest number of electricity customers in Argentina, which at December 31, 2011 amounted to 3,038,669 customers. Our electricity purchases, used to meet customer demand in our service area, accounted for approximately 22.5% of total electricity demand in the country in 2011. As a result of being the largest electricity distributor in Argentina in terms of volume and customers, we have strong bargaining power with respect to many of our operating expenses, including salaries, and benefit from economies of scale. We also actively participate in industry decision making bodies and are working closely with the Argentine government to address Argentina’s current energy challenges.

•	We distribute electricity to an attractive and diversified client base in a highly developed area of Argentina. We operate on an exclusive basis in the northwestern part of the greater Buenos Aires metropolitan area and in the northern part of the City of Buenos Aires, which are two of Argentina’s largest industrial and commercial centers and in the northern part of the province of Buenos Aires. We have a highly concentrated, urban client base characterized by high purchasing power and low delinquency in payments of electricity bills. Our geographically concentrated and urban client base also allows us to operate more efficiently with relatively lower distribution costs. Finally, we have a balanced distribution of clients (residential, commercial, industrial) and operate in other provinces of Argentine through its subsidiaries.

•	We have substantial experience in the operation of electricity distribution systems with strong operating performance and efficiency for the characteristics of our concession area. We have substantial experience in the operation of electricity distribution systems and have received multiple ISO certifications on our commercial, technical and administrative processes, including on the quality of our services and safety and environmental standards. We were declared by the ENRE as a self-operating business in 1997, which means that we are not required to have a strategic operator conduct our business and are allowed to act as an operator in other electricity businesses. We believe that our energy losses are low compared to other electricity distribution companies in Latin America. In addition, we have maintained what we believe are optimal levels of operating efficiency, with 859 customers per employee and 6,473.0 MWh sold per employee in 2011.

•	We have a well-balanced debt profile. As of December 31, 2011, our financial debt amounted to U.S. $290.2 million, including U.S. $272.1 million principal amount of Dollar-denominated notes and Ps. 35.0 million Peso-denominated notes. We have continued to strengthen our capital structure during 2011 by repurchasing and cancelling U.S. $12.7 million principal amount of our Senior Notes due 2019 and U.S. $41.5 million principal amount of our Senior Notes due 2022, which repurchased notes were held by the Company as of December 31, 2011.

Our Strategy

Our goal is to continue to serve the strong demand in our concession area, while maximizing profitability and shareholder value. We are seeking to realize this goal through the following key business strategies:

•	Complete our tariff renegotiation process. On November 12, 2009, we submitted our tariff proposal to ENRE’s Board of Directors in response to the ENRE’s request as part of the RTI process. Our integral tariff proposal includes, among other factors, a recalculation of the compensation we receive for our distribution services based on a revision of our asset base and rate of return. Furthermore, our proposal presented the ENRE with three options for the revised tariff scheme based on three different scenarios and each of which implementation of the tariff increase in three equal semiannual installments. During 2010, Edenor, upon ENRE’s request, submitted additional information in relation to the tariff scheme presented in 2009. During 2011, the parties have not made any progress in respect of this issue. See “Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariff adjusted to reflect increases in our distribution costs in a timely manner, could have a material adverse effect on our capacity to perform our financial and commercial obligations. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern”.

•	Continue to serve our concession area with a high quality of service. We aim to continue serving our clients in accordance with the terms of our concession, distributing electricity within our area and meeting or exceeding the required quality standards. We intend to continue to dedicate a significant portion of our capital expenditures to the maintenance, enhancement and expansion of our network in order to achieve this goal.

•	Undertake a reclassification of our smaller customers by economic activity rather than level of demand to optimize our tariff base. We intend to reclassify our client base based on type of economic activity and purchasing power rather than only on levels of electricity demand. We believe this will allow us to shift clients who currently fall within our lowest tariff categories, to other, more appropriate categories, including professionals and small businesses which, due to their low demand, are currently classified as residential customers, and to charge them accordingly.

•	Focus on increasing our operating efficiency and optimizing our level of energy losses. We are committing significant resources to improving the quality of our technical services and the safety of our public infrastructure, which allows us to reduce the amount of fines imposed by Argentine regulatory authorities in the ordinary course of our operations. We intend to build new entry points for our network in Tigre (previously called Escobar), Province of Buenos Aires, and Malaver, City of Buenos Aires, which will significantly improve the quality and reliability of our network. Currently, our objective is to maintain energy losses at an optimum level, taking into account the marginal cost of reducing such losses and the level at which, pursuant to the terms of our concession, we are reimbursed for the cost of such losses.

Edenor Concession

By a concession dated August 5, 1992, the Argentine government granted Edenor the exclusive right to distribute electricity within our concession area for a period of 95 years. Our concession will expire on August 31, 2087 and can be extended for one additional 10-year period if we request the extension at least 15 months before expiration. The Argentine government may choose, however, to grant us the extension on a non-exclusive basis. The concession period was initially divided into an initial management period of 15 years expiring on August 31, 2007, followed by eight 10-year periods. However, the terms of the concession for the extension of the initial management period, at our option, with the ENRE’s approval, for an additional 5-year period from the entry into force of the new tariff structure to be adopted under the RTI process. We presented a request for such extension in May 2007 and on July 5, 2007, the ENRE, pursuant to ENRE resolution No. 467/2007, agreed to extend the initial management period for an additional five years from the date that the new tariff structure is adopted under the RTI. The remaining 10-year periods will run from the expiration of the extension of the initial management period.

On January 6, 2002, the Argentine congress enacted the Public Emergency Law, which empowered the Argentine government to implement, among other things, monetary, financial and foreign exchange measures to overcome the economic crisis. These measures, combined with the devaluation of the Peso and high rates of inflation, had a severe effect on public utility companies in Argentina, including us. Under the Public Emergency Law, the Argentine government converted public utility tariffs from their original U.S. Dollar values to Pesos at an exchange rate of Ps. 1.00 per U.S. $1.00, froze all regulated distribution margins relating to the provision of public utility services (including electricity distribution services), revoked all price adjustment provisions and inflation indexation mechanisms in public utility concessions (including our concession) and empowered the Executive Branch to conduct a renegotiation of public utility contracts (including our concession) and the tariffs set therein (including our tariffs).

In September 2005 we and the Argentine government entered into the Adjustment Agreement, which was ratified by the Argentine executive branch in January 2007. Because a new Argentine Minister of Economy took office thereafter, we formally re-executed the Adjustment Agreement with the Argentine government on February 13, 2007 under the same terms and conditions originally agreed.

Pursuant to the Adjustment Agreement, the Argentine government granted us an increase of 28% in our distribution margin, which is effective retroactively as from November 1, 2005. The Adjustment Agreement is intended to apply transitionally until we complete the RTI with the ENRE in accordance with the terms of the Adjustment Agreement. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Tariffs.” In addition, because the Adjustment Agreement is effective retroactively as of November 1, 2005, the ENRE applied the CMM retroactively in each of May and November 2006, the dates in each year on which the ENRE is required to apply the CMM. In the May 2006 CMM, the ENRE determined that our distribution cost base increased by 8.032% (compared to the distribution cost base recognized in the Adjustment Agreement), and, accordingly, approved an equivalent increase in our distribution margin effective May 1, 2006. This increase, when compounded with the 28% VAD increase granted under the Adjustment Agreement, results in an overall 38.3% increase in our distribution margins charged to our non-residential customers. Also on February 13, 2007, the ENRE authorized us to bill our clients (excluding residential clients) the retroactive portion of the 38.3% increase (corresponding to the period from November 2005 to January 2007), which amounted to Ps. 218.6 million and which we have continued to invoice in 55 monthly installments since February 2007. As of December 31, 2011, we had invoiced the total amount.

In October 2007, the Argentine Secretary of Energy issued Resolution No 1037/2007, which granted us an increase of 9.63% in our distribution margins to reflect an increase in our distribution cost base for the period from May 1, 2006 to April 30, 2007, compared to the recognized distribution cost base as adjusted by the May 2006 CMM. However, this increase was not incorporated into our tariff structure, and, instead, we were allowed to retain the funds that we are required to collect and transfer to the fund established by the PUREE, a program established by the Argentine government in 2003 in an attempt to curb increases in energy demand, to cover such CMM increase and future CMM increases.

In July 2008, we obtained an increase of approximately 17.9% in our distribution margin, which we incorporated into our tariff structure. This increase represented the 9.63% CMM increase corresponding to the period from May 2006 to April 2007 and the 7.56% CMM increase corresponding to the period from May 2007 to October 2007. These CMM adjustments were included in our tariff structure as of July 1, 2008 and resulted in an average increase of 10% for customers in the small commercial, medium commercial, industrial and wheeling system categories and in an average increase of 21% for residential customers with bimonthly consumption levels over 650 kWh. In addition, the ENRE authorized us to be reimbursed for the retroactive portion of the 7.56% CMM increase amounting to 45.5 million for the period between November 2007 and June 2008, from the PUREE funds.

Furthermore, we requested an additional increase in our distribution margins under the CMM to account for fluctuations in the distribution cost base for the period from November 2007 to April 2008, in comparison to the distribution cost base recognized by the CMM in November 2007. In 2008, the ENRE adopted Note No 81,399, which authorized a 5.791% increase under the CMM. As of the date of this annual report, the ENRE has not approved a new tariff scheme including this tariff increase.

As of April 25, 2012, we had submitted to the ENRE eight requests for CMM adjustments as described in the table below, since May 2008:

Assessment Period	Application Date	CMM Adjustment Requested
November 2007 – April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 – April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%
November 2009 – April 2010	May 2010	7.103%
May 2010 – October 2010	November 2010	7.240%
November 2010 – April 2011	May 2011	6.104%
May 2011 – October 2011	November 2011	7.721%
Cumulative:		61.986%

As of the date of this annual report, the ENRE has not yet responded to these requests (other than the request submitted in May 2008, as explained above), for which reason we are unable to reasonably estimate the amount receivable by us pursuant to the submitted requests in our consolidated financial statements until approval is granted by ENRE.

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

As of December 31, 2011 and 2010 the amounts collected by Edenor through the PUREE, amounted to Ps. 867.1million and Ps. 529.1 million, respectively, and have been disclosed under other non-current liabilities. Edenor is permitted to retain funds from the PUREE that it would otherwise be required to transfer to CAMMESA (Res. SE N° 1037/2007) in order to reimburse Edenor for the amounts it is owed for CMM increases not yet reflected in Edenor distribution margin.

Following are the key provisions of the Adjustment Agreement, which are described elsewhere in this annual report:

•	a cost adjustment mechanism (CMM), pursuant to which our distribution costs are reviewed semiannually (or, under certain circumstances, more often) and adjusted if deemed appropriate by the ENRE to cover increases in our distribution costs;

•	an obligation to make capital expenditures of approximately Ps. 204 million for specified projects in 2006, which we complied with although we were not required to given that the Adjustment Agreement was not ratified in 2006;

•	our obligation to meet specified more stringent service quality standards than as originally contemplated in our concession;

•	a restriction on our ability to pay dividends without prior ENRE approval during the period in which we are conducting the RTI;

•	forgiveness of approximately one-third of our accrued and unpaid fines, subject to meeting certain conditions relating to capital expenditures obligations and service quality standards, and a 7-year payment plan for the balance, commencing 180 days after the date on which the RTI comes into effect;

•	our obligation to apply a social tariff regime for low-income customers, which regime will be defined in the context of the RTI; and

•	our obligation to extend our network to provide service to certain rural areas.

Currently, the RTI has not yet been completed and although we are currently in discussions with the Argentine government regarding the RTI, we cannot predict when or how the RTI will be implemented.

Eden Concession

EDEN is a company created by the Government of the Province of Buenos Aires who privatized 100% of its capital stock under the Decree No. 106/97 of the Provincial Executive. The Banco de la Provincia de Buenos Aires ("BAPRO") was established as the Trust of 10% of the social capital until the Programa de Participación Accionaria del Personal (the "PPAP") is implemented. The privatization was carried out through the adjudication of the exclusive right to provide distribution services of electricity for a period of ninety-five years from the date of taking possession (the "Eden Concession"). The concession period is divided into management periods, the first of fifteen years and the remaining ten years each. The grantor may extend the concession for a maximum period of ten years. The capital stock of Eseba Distribución was transferred on June 2, 1997 to three private companies in which it was divided: Empresa Distribuidora de Energía Norte S.A. (EDEN S.A.), Empresa Distribuidora de Energía Sur S.A. (EDES S.A.) y Empresa Distribuidora de Energía Atlántica S.A. (EDEA S.A.).

Pursuant to the Public Emergency Law enacted to address the crisis, the Argentine government, among other measures, converted public utility tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per U.S. $1.00.

On September 2, 2004, the Ministerio de Infraestructura, Vivienda y Servicios Públicos de la Provincia (Ministry of Infrastructure, Housing and Utilities of the Province, or MIVySP) issued the Res. No. 489/04, which required to the power distribution dealers of provincial jurisdiction, the presentation of an economic model to represent the operating and maintenance costs associated with the provision of electric service, as well as the valuation of the assets available to the service.

Subsequently, by Res. No. 59/05 and 632/05, the MIVySP approved the valuation of assets associated with the distribution and selling of electricity, which has been used as a basis for determining the revenue in the period 2004-2007. This mechanism allowed Eden to reach a balance objective through partial adjustment of rates based on increases in operating costs incurred. It was also decided that 2007 would be the year in which they conduct the Revisión Tarifaria Integral (Integral Tariff Revision, or RTI).

On October 25, 2005, Eden and the MIVySP signed the Protocolo de Entendimiento (Protocol of Understanding) by which established guidelines for the end of the Public Emergency Law, In particular, it defined a plan to recover the revenue of the concession and the need to conduct an RTI, planned for October 2007. The Protocolo de Entendimiento was approved by Decree N ° 2862/05 and ratified by the budget law of 2006.

The Protocolo de Entendimiento contemplated a delay between the subscription and execution of the Eden RTI and it was necessary to establish an adjustment mechanism that would reflect costs changes that Eden could not control, to ensure the continuity and stability of the technical relations of Eden Concession.

As of the date of this Annual Report, EDEN RTI has not yet been completed and although we are currently in discussions regarding the Eden RTI, we cannot predict when or how the EDEN RTI will be implemented.

According to the application of the mechanism for updating the expected revenue in the Protocol of Understanding, it granted rate increases to Eden since 2005 as detailed below:

a.	By Resolution No. 508/2005 dated September 12, 2005 issued by the Ministry of Infrastructure, Housing and Utilities of the Province, or MIVySP, they authorized an adjustment to Eden’s average rate of sale of8.48%.

b.	By Resolution No. 17/2007 dated January 17, 2007, they authorized an adjustment in EDEN’s average rate of sales of 3.10%.

c.	On August 8, 2008, the Governor of the Province of Buenos Aires issued Decree No. 1578/08 whereby, in response to the request to update the costs of electric distribution service presented by Eden, he authorized an adjustment in the average selling rate of 21.56% of Eden, distributable among end users thereof, applicable to consumption after the publication of those regulations mentioned in the Official Gazette of the Province of Buenos Aires, which occurred August 25, 2008.

d.	On March 22, 2010, the MIVySP issued Resolution No. 141/2010 whereby, in response to the request to update the costs of electric distribution service presented by Eden, they authorized an adjustment in the average rate of sale of 24% of Eden applicable in the form of three staggered stages from April to May, June to October and November.

e.	On June 1, 2011, the MIVySP issued Resolution No. 415/2011 whereby, in response to the request for updated service cost of electrical distribution presented by Eden, they authorized an adjustment in the average rate of sale of 9% of Eden, distributable among end users as of June 1, 2011.

On November 9, 2011, Eden presented a new filing with the MIVySP requesting a rate adjustment based on increases in operating costs as well as the change in the valuation of assets made available by the provision of service in June 2011.

Secretary of Energy – Note 8752

The ability of each Edenor and Eden to increase their tariffs may also be affected by Note 8752 of the Secretary of Energy, which is currently subject to legal proceedings in various provinces of Argentina. See “Item 3. Key Information—Risk factors—Risks Relating to the Electricity Distribution Sector—The Argentine government has intervened in the electricity sector in the past, and is likely to continue intervening.”

Geographic Exclusivity

Our concession gives us the exclusive right to distribute electricity within our concession area during the term of our concession. Under our concession, neither the national nor the provincial or local governments may grant further concessions to operate electricity distribution services within our concession area. In that respect, we are obligated to satisfy all of the demand for electricity originated in our concession area, maintaining at all times a service quality standard that has been established in our concession. This geographic exclusivity may be terminated in whole or in part by the executive branch if technological changes make it possible for the energy distribution industry to evolve from its present condition as a natural monopoly into a competitive business. However, the National or the Provincial government may only exercise its right to alter or suppress our geographical exclusivity at the end of each management period under our concession, by prior written notice at least six months before the expiration of the then current management period.

Edenor’s concession area is divided into the following operating territories:

Operating territory	Districts
Morón	Morón, Ituzaingó, Hurlingham, Merlo, Marcos Paz, Las Heras and La Matanza
Norte	Ciudad de Buenos Aires, San Martín and Tres de Febrero
Olivos	Vicente López, San Isidro, San Fernando, Tigre and Escobar
Pilar	Moreno, Gral, Rodríguez, Pilar, Malvinas Argentinas, J.C. Paz and San Miguel

Eden’s concession area is divided into the following operating territories:

Operating territory	Districts
Arrecifes	Arrecifes, Capitán Sarmiento, Pérez Millán, Ramallo
Campana	Campana, Baradero, Capilla del Señor, Los Cardales
Carlos Casares	Carlos Casares, Daireaux, Henderson, Pellegrini, Salliqueló, Tres Lomas
Chivilcoy	Chivilcoy, 25 de Mayo, Alberti, Bragado
Junín	Junín, Alberdi, Arribeños, Ascensión, General Arenales, L.N. Alem, Vedia
Lincoln	Lincoln, Blaquier, General Pinto, General Villegas
Mercedes	Mercedes, Lobos, Roque Pérez, San Andrés de Giles, Suipacha
San Nicolás	San Nicolás, Conesa

The table below sets forth certain information relating to operating territories of Edenor as of and for the year ended December 31, 2011:

Operating territory	Area (km2)	Customers (in thousands)		% of Sales
Morón	1,761	865.6	32.0%	26.8%
Norte	164	838.7	31.1%	27.6%
Olivos	1,624	498.5	18.5%	23.1%
Pilar	1,088	495.8	18.4%	22.5%
Total	4,637	2,698.5	100%	100%

According to INDEC, the Pilar operating territory experienced the highest population growth rate of the Buenos Aires metropolitan region between 1991 and 2001, growing by 56.6% from approximately 149,070 people in 1991 to approximately 233,508 people in 2001. Today, some of the most affluent neighborhoods and upscale commercial centers and businesses are located in the Pilar operating territory.

The table below sets forth certain information relating to operating territories of Eden as of and for the year ended December 31, 2011:

Operating Territory	Lines (km) (1)	Customers (in thousands)		% of Sales

Arrecifes	1,201	23.1	6.8%	9.2%
Campana	2,067	51.6	15.1%	20.4%
Carlos Casares	2,275	28.9	8.5%	8.9%
Chivilcoy	2,036	58.8	17.2%	14.3%
Junín	2,080	51.5	15.1%	11.3%
Lincoln	1,535	24.9	7.3%	7.8%
Mercedes	2,273	52.7	15.5%	16.3%
San Nicolás	1,363	49.4	14.5%	11.9%
Total	14,830	340.9	100.0%	100.0%

(1) This figure does not include 3,162 km belonging to Transmission Lines between Operating Territories. Therefore, total length of lines is 17,992 km.

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

We are obligated to allow certain third parties (namely, other agents and large users) to access any available transportation capacity within our distribution system upon payment of a wheeling fee. Consequently, we must render the distribution service on an uninterrupted basis to satisfy any reasonable demand. We are prohibited from engaging in practices that limit competition or result in monopolistic abuses.

In addition, the Adjustment Agreement requires us and our shareholders and former shareholders to suspend all claims and legal proceedings (including arbitration actions) in administrative, state or federal courts located in Argentina or abroad, that are related to measures adopted since the Public Emergency Law was enacted. After the completion of the RTI, we and our shareholders and former shareholders must completely waive and desist from all of the above mentioned claims and legal proceedings. If our shareholders or former shareholders do not desist from these claims, the Argentine government will have the right to foreclose on the pledge of our Class A common shares and sell these shares to a third party buyer. If the company or any shareholder or former shareholder re-establishes or initiates a new claim, we must hold harmless the Argentine government in respect of amounts it is required to pay pursuant to such claims. EDFI and EASA have suspended all such claims against the Argentine government as part of the Adjustment Agreement and, in connection with its sale of its controlling stake in Edenor, EDFI has agreed to withdraw its claims against the Argentine government before the ICSID at the request of Dolphin Energía S.A.

In accordance with our concession, our controlling shareholder, EASA, has pledged its 51% stake in our company to the Argentine government to secure obligations under our concession. The Adjustment Agreement requires the pledge to be extended to secure our obligations under such agreement.

In the case of Eden, and in accordance with the obligations of Eden under the terms of its concession, Eden Class A shares are pledged to the Provincial Government until the end of Eden’s concession.

Quality Standards – Edenor´s Concession

Pursuant to Edenor’s concession, we are required to meet specified quality standards with respect to the quality of the product (electricity) and the delivery of the product. The quality standards relating to the product quality refer to the electricity’s voltage levels. A disturbance occurs when there is a change in the voltage level. Edenor’s concession requires that the voltage level that we deliver must be 3x380/220 V; 13.2 kV; 33kV; 132 kV; 220 kV. Edenor’s concession provides that disturbances in the voltage level may not exceed the following (in accordance with international standards):

High voltage	-5.0% to +5.0%
Overhead network (medium or low voltage)	-8.0% to +8.0%
Buried network (medium or low voltage)	-5.0% to +5.0%
Rural	-10.0% to +10.0%

A fine is imposed under Edenor’s concession for disturbances that exceed the above-mentioned limits for 3.0% or more of the total amount of time that electricity is provided. The amount of the fine depends on the magnitude of the disturbance. As the disturbance’s percentage increases (or decreases) from the contracted tension level, the rate of the fine per kWh increases. These fines are credited to the affected user’s next bill.

The standards for delivery of the product set forth in Edenor’s concession refer to the frequency and duration of the interruptions. The following table sets forth the standards set forth in our concession with respect to the frequency and duration of interruptions per customer during the current management period:

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

Pursuant to our concession, the ENRE may fine us if one of our customers suffers more than the maximum number of interruptions specified for its category (excluding interruptions of less than 3 minutes) or suffers interruptions for a longer period than as specified for its category. We pay these fines by granting credits to the affected customers in their electricity bills. Fines are calculated at a rate per kWh that varies depending on the particular tariff or price schedule that is applicable to the customer. Following our privatization in 1992, we have been able to improve our quality of service from an average of 22 hours of interruptions per customer and 13 interruptions per customer in 1992 to an average of 7.33 hours of interruptions per customer and 4.98 interruptions per customer in 2000, the last full year prior to the Argentine crisis.

The following table sets forth the frequency and duration of interruptions of our service in the periods indicated:

	Year ended December 31,
	2011	2010	2009
Average frequency of interruptions	4.50	5.13	4.42
Average duration of interruption (in hours)	11.00	10.62	8.79

In January 2011, continued adverse climatic effects of the heat wave of December 2010 had a significant impact on our grid. During that period, sustained high temperatures exceeded the historical records of the past 50 years. Moreover, in the winter months of 2010 there were severe storms and winds blowing above 140 km / h. In only one day there were more than 100 breaks in MV and HV networks attributable to this climatic anomaly. The values of the indicators in the table above reflect the impact.

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

Quality Standards – Eden´s Concession

Pursuant to Eden’s concession, we are required to meet specified quality standards with respect to the quality of the product (electricity) and the delivery of the product. The quality standards relating to the product quality refer to the electricity’s voltage levels. A disturbance occurs when there is a change in the voltage level. Eden’s concession requires that the voltage level that we deliver must be 3x380/220 V; 13.2 kV; 33kV; 132 kV; 220 kV. Eden’s concession provides that disturbances in the voltage level may not exceed the following (in accordance with international standards):

High voltage	-7.0% to +7.0%
Medium or low voltage	-8.0% to +8.0%
Rural	-12.0% to +12.0%

A fine is imposed under Eden’s concession for disturbances that exceed the above-mentioned limits for 3.0% or more of the total amount of time that electricity is provided. The amount of the fine depends on the magnitude of the disturbance. As the disturbance’s percentage increases (or decreases) from the contracted tension level, the rate of the fine per kWh increases. Fines for quality will go into a fund for works, being the regulator who determines the work to be done.

The standards for delivery of the product set forth in Eden’s concession refer to the frequency and duration of the interruptions. The following table sets forth the standards set forth in our concession with respect to the frequency and duration of interruptions per customer during the current management period:

A)	User supplied from Provincial Carrier

Category of user	Frequency of interruptions (maximum number of interruptions per semester)	Duration of interruption (maximum amount of time per interruption)(1)
High voltage	3	1 hours
Medium voltage	4	2 hours
Low voltage: (small and medium demand)	5	3 hours

(1)	Interruptions of less than three minutes are not recorded.

B)	User supplied from suburban distribution systems and substations Distributor

Category of user	Frequency of interruptions (maximum number of interruptions per semester)	Duration of interruption (maximum amount of time per interruption)(1)
High voltage	-	- hours
Medium voltage	5	2 hours
Low voltage: (small and medium demand)	6	3 hours

(2)	Interruptions of less than three minutes are not recorded.

The following tables show the frequency and duration of interruptions of service distributor in the periods indicated:

		2008	2009	2010	2011
	First Half	4.62	4.00	4.72	4.00
SAIFI number of interruptions	Second Half	4.28	4.64	4.43	2.00
	Full Year	8.90	8.64	9.15	6.00

		2008	2009	2010	2011
	First Half	8.24	6.77	10.07	7.09
SAIDI Hours / Client	Second Half	7.54	9.55	8.08	3.60
	Full Year	15.78	16.32	18.15	10.69

Note:

(1)	Not recorded interruptions of less than three minutes.

Fines and Penalties

Pursuant to our concession, the ENRE may impose various fines and penalties on us if we fail to comply with our obligations under our concession.

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

When we entered into the Adjustment Agreement in September 2005, the ENRE granted us a payment plan in respect of approximately Ps. 116 million of our accrued fines and penalties and agreed, subject to the condition that we meet the quality standards and capital expenditure requirements specified in the Adjustment Agreement, to forgive approximately Ps. 58 million of our accrued fines and penalties. According to the terms of the payment plan, we will repay our fines and penalties in fourteen semiannual installments, with the first installment due upon the termination of a 180-day grace period beginning on the date the RTI comes into effect.

Because the Adjustment Agreement was not ratified until January 2007, we have recalculated the amounts of accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement as well as the amounts subject to forgiveness. In addition, we are required to make adjustments to our accrued fines and penalties under the payment plan in order to reflect increases in our distribution margins, including the CMM adjustments. For the year ended on December 31, 2008, we recorded adjustments of Ps. 17.2 million, to reflect CMM adjustments. We did not record any adjustments in 2009, 2010 and 2011. In 2011, the fines and penalties imposed on us by the ENRE amounted to Ps. 81.1 million, which represented 3.6% of our energy sales. As of December 31, 2011 our aggregate fines and penalties imposed by the ENRE amounted to Ps. 542.2 million as compared to Ps. 455.4 million as of December 31, 2010. We estimate that the ENRE will forgive approximately Ps. 71.4 million of our accrued fines and penalties upon the completion of the RTI, and that we will be required to pay approximately Ps. 361.6 million in accordance with the payment plan provided for in the Adjustment Agreement, although we cannot be certain of the amount, if any, that will ultimately be forgiven.

The following table shows the adjustments to Edenor’s accruals for potential ENRE fines and penalties, including current fines and penalties and adjustments to past fines due to increases in our tariffs pursuant to the Adjustment Agreement, for the periods specified:

	Year ended December 31,
	(in millions of Pesos)
	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Accruals at beginning of year	455.4	377.5	331.6	281.4	241.1	169.7	99.3	63.4	49.0	19.0	13.6
ENRE Fines and Penalties	81.1	80.0	58.5	34.8	23.9	25.2	72.7	36.0	14.6	31.7	16.4
Quality of Technical Service	47.0	46.0	15.0	15.2	7.0	10.4	4.9	4.7	3.2	5.6	5.2
Quality of Technical Product	3.2	3.4	3.1	3.0	0.9	0.6	1.1	6.9	6.5	5.5	2.9
Quality of Commercial Service	5.1	3.0	2.4	1.6	1.1	1.2	—	1.2	0.5	1.5	1.7
Public Safety	19.8	19.4	34.0	11.6	10.3	6.7	25.4	10.9	2.0	4.9	4.2
Transport Technical Function	0.6	0.4	0.3	0.3	0.2	0.4	—	0.2	0.2	0.2	—
Reporting Violations	4.2	6.6	3.7	2.9	4.4	5.6	33.7	12.2	1.7	4.9	1.9
Others	1.3	1.3	—	—	—	0.2	7.5	—	0.4	9.0	0.5
Less: Paid during period:
Quality of Technical Service	—	—	—	—	—	—	1.6	—	—	0.9	3.3
Quality of Technical Product	—	—	—	—	—	—	—	—	—	—	2.3
Quality of Commercial Service	4.5	1.9	3.7	—	1.5	0.4	0.1	0.1	0.1	0.3	1.4
Public Safety	—	0.1	8.9	1.5	—	—	—	—	—	—	2.1
Transport Technical Function	—	—	—	—	0.1	0.3	—	—	0.1	0.3	0.2
Others	—	—	—	—	—	—	0.6	—	—	—	1.8
Total paid during period	4.6	2.0	12.7	1.7	1.7	0.7	2.4	0.1	0.2	1.6	11.1
Plus: Adjustment to fines and penalties pursuant to the ratification of the Adjustment Agreement	—	—	—	17.2	18.1	47.0	—	—	—	—	—
Accruals at year-end	531.9	455.4	377.5	331.6	281.4	241.1	169.7	99.2	63.4	49.0	19.0

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

The approximate amount of such compensation is Ps. 22.4 million, which is recorded under Other Non-Current Liabilities in our financial statements for the year ended December 31, 2010.

We have commenced administrative and legal proceedings challenging the validity of ENRE Resolution No. 32/2011 and its implementation. On March 28, 2011, Edenor challenged the resolution in the Court of Federal Administrative Litigation (Cámara en lo Contencioso Administrativo Federal). In response to this challenge, on July 8, 2011, the court requested that the ENRE assert its defense on the record. As of the date of this annual report, Edenor is waiting to review the ENRE’s response, which as of this date, has not been published in the record. In parallel, on March 9, 2011, Edenor sought an injunction from the Appellate Court against the implementation of the fines levied against Edenor pursuant to Resolution No. 32/2011, which request was denied on April 28, 2011. Following this denial of relief, we filed an extraordinary federal appeal (Recurso Extraordinario Federal) with the same court, which was denied on September 19, 2011. On October 28, 2011, Edenor filed a second appeal, known as a Recurso de Queja, directly with the Supreme Court of Justice, and resolution of this appeal is pending as of the date of this annual report. As of December 31, 2011, Edenor estimated a potential obligation of Ps. 25.3 million as a result of ENRE Resolution No. 32/2011 and registered an accrual for this amount in its financial statements for the year ended December 31, 2011.

Foreclosure on the Pledge of Our Class A common shares or Revocation of Our Concession

Pursuant to the terms of the Adjustment Agreement, the Argentine government may foreclose on the pledge of Edenor Class A common shares and sell them in an public bidding process if any of the following occur:

•	Edenor incur penalties in excess of 20% of our gross energy sales, net of taxes (which corresponds to our energy sales) in any given year;

•	EASA, fails to obtain the ENRE’s approval in connection with the disposition of our Class A common shares;

•	material and repeated breaches of the Concession that are not remedied upon request of the ENRE;

•	EASA creates any lien or encumbrances on our Class A common shares (other than the existing pledge to the Argentine government);

•	EASA or Edenor obstruct the sale of the Class A common shares at the end of any management period under the Concession;

•	our shareholders amend our articles of incorporation or voting rights in a way that modifies the voting rights of the Class A common shares without the ENRE’s approval; or

•	our shareholders or former shareholders fail to desist from any ICSID claims against the Argentine government following completion of the RTI and the approval of a new tariff regime.

Upon the occurrence of any of these events, the Argentine government will have the right to foreclose on the pledge of our Class A common shares and exercise the voting rights of the Class A common shares until the transfer of such shares to a new purchaser occurs, at which time EASA will receive the proceeds of such transfer, net of a specified penalty payable to the Argentine government.

In addition, under our concession, the Argentine government has the right to revoke our concession if we enter into bankruptcy and the Argentine government decides that we shall not continue rendering services, in which case all of our assets will be transferred to a new state-owned company that will be sold in an international public bidding process. At the conclusion of this bidding process, the purchase price will be delivered to the bankruptcy court in favor of our creditors, net of any debt owed by us to the Argentine government. Any residual proceeds will be distributed among our shareholders.

Pursuant to the Eden Concession, the Provincial Government of Buenos Aires has the right to foreclose on the pledge of our Class A shares and sell them in the following situations:

•	a breach of Articles 16 or 17 of the concession agreement;

•	upon notice from the Organismo de Control de Energia Electria de la Provincia de Buenos Aires (“OCEBA”) of a continuing breach and Eden’s failure to cure such breach within the period of time specified in the concession agreement;

•	when the accumulated fines applied to Eden in the previous year are greater than 20% of its annual earnings before taxes;

•	if the guarantors are taxed, or become permitted to be taxed, in any way in respect of the pledged Class A common shares;

•	if Eden or the guarantors hamper in any way the national and international public tender of the Class A common shares under the Eden Concession; or

•	if an Eden assembly aproves, without the intervention of the enforcement authority, a reform of the Company’s by-laws or a share issuance that results in, or could result in, a change of control of the Class A common shares or their voting rights.

Upon the occurrence of any of these events, the Provincial Government of Buenos Aires will have the right to foreclose its pledge over the Eden Class A common shares and exercise the voting rights of these shares until such shares are transfered to a new purchaser occurs, at which time, the previous owner of those shares will receive the proceeds of such transfer, net of a specified penalty payable to the Provincial Government of Buenos Aires. The previous owner of the Class A common shares is not entitled to participle, directly or indirectly, in the public bidding process, nor will it be otherwise permitted to make an offer to buy such shares.

Periodic bidding for control of Edenor

Before the end of each management period under our concession, the ENRE will arrange for an international public bidding procedure to be conducted for the sale of 51% of our capital stock and voting rights in similar conditions to those under which EASA acquired its stake. EASA will be entitled to participate in the bid. The person or group offering the highest price will acquire the stock and will pay the offered price to EASA. If EASA is the highest bidder or if EASA’s bid equals the highest bid, it will retain 51% of our stock, but no funds will need to be paid to the Argentine government and EASA will have no further obligation with respect to its bid. There is no restriction as to the amount EASA may bid. In the event EASA fails to submit a bid or its bid is lower than the highest bid, the Class A common shares will be transferred to the highest bidder and the price paid by the purchaser (except for any amounts owed to the Argentine government) will be delivered to EASA.

The first management period was set to expire on August 31, 2007. We presented a request for a five-year extension of the initial management period in May 2007 and on July 5, 2007, the ENRE, pursuant to the ENRE resolution No. 467/2007, agreed to extend the initial management period for an additional five years from the date that the new tariff structure is adopted under the RTI. The remaining 10-year periods will run from the expiration of the extension of the initial management period.

Default of the Argentine government

If the Argentine government breaches its obligations in such a way that we cannot comply with our obligation under our concession or in such a way that our distribution service is materially affected, we can request the termination of our concession, after giving the Argentine government 90 days’ prior notice. Upon termination of our concession, all our assets used to provide our electricity distribution service will be transferred to a new state-owned company to be created by the Argentine government, whose shares will be sold in an international public bidding procedure. The amount obtained in such bidding will be paid to us, net of the payment of any debt owed by us to the Argentine government, plus compensation established as a percentage of the bidding price, ranging from 10% to 30% depending on the management period in which the sale occurs.

Edenor Network

As of December 31, 2011, the system through which we supply electricity was composed of 71 Sub-Stations of high/high voltage, high/high/medium voltage and high/medium voltage, representing 14,343 MVA of transformer capacity and 1,382 kilometers of high-voltage power lines 220 kV, 132 kV and 27.7 kV. The distribution system of medium/low voltage was comprised of 15,374 transformers of medium/low voltage, representing 5,838 MVA of transformer capacity, 9,446 kilometers of medium-voltage power lines 33 and 13.2 kV and 25,328 kilometers of low-voltage power lines 380 V.

The following table provides certain information concerning our transmission and distribution system as of the dates presented:

	At December 31,
	2011	2010	2009
Kilometers of transmission lines
High voltage	1,382	1,368	1,365
Medium voltage	9,446	9,364	9,191
Low voltage	25,328	25,123	24,761
Total	36,156	35,855	35,317

Transformer capacity (MVA)
High voltage/high voltage	7,648	7,048	7,048
High voltage/medium voltage	6,695	6,571	6,356
Medium voltage/low voltage and medium voltage/medium voltage	6,025	5,849	5,643
Total	20,368	19,468	19,047

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

This transmission and subtransmisson system (the “HV System”), together with the Edesur S.A. (“Edesur”) and Edelap S.A. (“Edelap”) systems, forms the Greater Buenos Aires (GBA) system. The GBA system is operated by the Sociedad Anónima Centro de Movimiento de Energía (SACME), 50% of whose share are owned by us and Edesur. SACME is responsible for the management of regional high-voltage distribution in the greater Buenos Aires metropolitan area, coordinating, controlling and supervising the operation of the generation, transmission and sub-transmission network in the City of Buenos Aires and the greater Buenos Aires metropolitan areas, including coordination with the SADI in our and Edesur’s concession areas. SACME also represents its shareholders in the control of distribution for those concession areas.

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

By mid-2012 is estimated the 220 kV linking of the local generation Central Puerto and Costanera with Edenor network, through Colegiales and Malaver substations. This extension was defined by the Secretary of Energy Resolution 1875/05 and it allows the increase in supply capacity by 600 MW. Puerto Nuevo - Colegiales, estimating by mid-year 2012 the completion of the 220 kV bars in Malaver Substation.

We are currently working with the Argentine government and Edesur to construct two new entry points for our network, named “Oscar Smith” (previously called “Norte”) and “Puerto Nuevo-Malaver-Costanera”. These new entry points will significantly improve the quality and reliability of our network. On April 4, 2008, we entered into an agreement with the Minsterio de Planificación Federal, Inversión Pública y Servicios (the Ministry of Federal Planning, Public Investment and Services) to build the new 500/220 kV “Oscar Smith” transformer station in the Partido de Tigre. This new transformer station will serve to connect our network with the SADI. We believe that this new entry point will allow us to meet the increasing energy demands in the medium and long term throughout our concession area. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Demand—Capacity Demand.”

Eden Network

Demand for electricity is provided from points of interconnection with the Sistema Argentino de Interconexión, or SADI (Argentine Interconnection System). Eden responds to this demand by distributing electricity from the sub-stations of high/medium voltage through the primary 13.2kV and 33kV system to a secondary 380/220 V low-voltage system. Eden’s distribution network, consisting of several transformers, power lines and substations, distributes the electricity to final users with varied voltages depending on the requirements of end users.

Systems

During 2011 we continued with the consolidation of the Systems Plan and Medium-Term Plan for Telecommunications. The major projects implemented were the following:

•	In September 2011 we finalized the first phase of implementation of CC & B (Customer Care & Billing), a software for the complete renewal of our commercial systems and manages solution for our large customers. The second phase of the project began, the main objective of which is to incorporate other customers (small and medium demands) to our new commercial management system. Finalization of the second phase is planned for mid-2012.

•	To support the new operation of our commercial management system, that will involve more than 2.6 million customers, we acquired a next-generation hardware (HP Superdome) and we expanded our storage system (SAN).

•	Significant improvements were implemented into our NEXUS system to optimize our operational management. Among the most important are the grouping of claims (re-inference), the division of documents and optimizing the treatment of anomalies.

•	In April 2011 we implemented our new corporate website, improving substantially its appearance and functionality. We also replace our Intranet using Microsoft Sharepoint and made available IT collaborative spaces for our different departments. Completion is scheduled for the first quarter of 2012.

•	Within the framework of our technological renovation process, we replaced much of the structure of our perimeter security (Firewall, IPS, Load Balancers, Proxy and Proxy Manager), also upgraded the authentication tokens for remote access and purchased and installed blade servers as part of our virtualization efforts to accommodate non-production environments. Additionally, we replaced our Uninterrupted Power System (“UPS”) and electrical panels to support our new equipment.

•	In October 2011 Eden initiated implementation of SAP to install a system model with features similar to ours and full functionality. Completion is expected in June 2012.

•	Since December 2011, we implemented the first stage of Resolution 1301/11, which instructs the removal of the state subsidies from national industrial and commercial customers of all tariffs framed in certain activities.

•	With respect to our various administrative systems, there have been numerous initiatives, including:

o	Implementation of the Sugar CRM system to optimize customer service by managing queues;

o	Implementation of a new product version of Meta 4 for personnel management; and,

o	Optimization of the SAP SRM to improve the management of Purchasing.

•	As part of the Sarbanes-Oxley requirements, we have undertaken projects to improve various management aspects:

o	We completed the implementation of the Altiris tool that makes the inventory of physical computer assets more efficient (pc, server, switch, etc..).

o	We began with the Asset Classification project in conjunction with Control Management, which will comprise our core systems and will more accurately analyze our risk map availability, including integrity and confidentiality.

•	Within the project of implementing a new security plan:

o	We incorporated a user provisioning trading system (CC & B) within the system of identity management (IDM).

o	We defined a risk matrix for the trading system (CC & B) integrating its administration on SAP-GRC.

o	We implemented Microsoft NAP in our Libertador Building to provide a more secure access via WiFi.

o	We implemented new security rules to support the Security Policy.

Telecomunications:

•	We conducted the deployment of 1000 km of optical fiber on Low Voltage between us and CYCSA in the districts of Vicente López, 3 de Febrero, Moron, Matanza and Hurlingham. Through these lines we began the process of providing fiber optic connectivity to 16 substations (Luzuriaga Ss., San Justo Ss., Matanza Ss., Ramos Mejia Ss., Moron Ss., Malaver Ss., Migueletes Ss., Caseros Ss., Hurlingham Ss., Suarez Ss., Villa Adelina Ss., Munro Ss., Sevel Ss., Casanova Ss., Laferrere Ss., Catan Ss.), 3 commercial offices (Laferre Of., Catan Of. and Tapiales Of.) and the Morón Area (San Justo Building). This allows us to improve our availability of telecommunication networks and expand our capacity of transportation, and affords us greater capillarity to provide secure communications to the transformer centers.

•	We carried out the implementation of call centers with IP technology. We implemented a new IP calls recording system, which enables us to centralize our recordings of the 3 sites of customer care (Buenos Aires, Tucuman and Guzman Building). Additionally, we installed a new IVR platform with more features and capabilities for customer service. This platform became operational in March 2012.

•	We conducted remodeling and moving to the new site Operations and Maintenance of Telecommunications located contiguously to the Austria substation. This new unit has the Telecommunication Network Control and all maintenance personnel.

•	To adapt the facilities of the substations we acquired switches compatible with the standard 61,850. As of the date of this annual report, these new switches have been installed in our Malaver Substation, Matheu and Pilar. The remaining equipment will be installed during the first half of 2012.

•	We conducted the migration of reprogramming frequencies and Trunking system reduced by application of the CNC (National Communications Commission). These were prepared to respond to emergencies in case of failure of the Nextel system.

•	As of the date of this annual report, the following works were performed in substations:

o	Laying fiber optic cable for the Costanera Ss. and Malaver Ss. and fiber SACME connectivity;

o	Installation and starting up of Air Conditioning in Rooms Communications from Matanza, Pilar, Hurlingham and Tigre Substations;

o	Provision, installation, reception and starting up of Access Control System of the Paso del Rey, Austria (Telecommunications area) and finished works in Luzuriaga and Pantanosa Substations; and

o	Provision and commissioning of a multiplexer equipment to include the Paso del Rey substation to Edenor Network Communications.

•	With regard to improvement initiatives, in the field of Telecommunications:

o	In September 2011 we installed a Digital Signage System in 10 floors of our Libertador building, allowing the Human Resources department to disseminate information dynamically.

o	We migrated the communications platform of Alpha energy meters at 18 of our substations to an IP solution supported by the Corporate Network.

o	We set up a pilot communications technology (PLC communications over electrical wires) to provide communications systems on the Remote Transformer (CT). 2 CT were successfully connected to the Güemes substation to communicate to a remote Telecontrol.

•	In order to secure, update and expand the OF wire telesupervision system we designed and purchased materials for installation and modification of the solution Telemetry oil pressure of OF Wires. The scope of this stage is the upgrade of 20 remotes and installation of 5 new ones. It expects to complete these tasks by the first quarter of 2012.

Customers

The following graph shows the evolution of our customer base through December 31, 2011:

As of December 31, 2011, we served 3,038,669 customers (considering both Edenor and Eden). We define a “customer” as one meter.

Edenor Tariff Categories

Edenor classifies its customers pursuant to the following tariff categories:

•	Residential (T1-R1 to R9): residential customers whose peak capacity demand is less than 10kW. In 2011, this category accounted for approximately 41% of our electricity sales.

•	Small commercial (T1-G1 and T1-G2): commercial customers whose peak capacity demand is less than 10kW. In 2011, this category accounted for approximately 8% of our electricity sales.

•	Medium commercial (T2): customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW. In 2011, this category accounted for approximately 9% of our electricity sales.

•	Industrial (T3): industrial customers whose peak capacity demand is equal to or greater than 50kW. This category is applied to high-demand customers according to the voltage at which each customer is connected. The voltage ranges included in this category are the following: (i) Low Voltage (LV): voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV. In 2011, this category accounted for approximately 17% of our electricity sales. This category does not include customers who purchase their electricity directly through the wholesale electricity market under the wheeling system.

•	Wheeling System: large users who purchase their electricity directly from generation or broker companies through the wholesale electricity market. These tariffs follow the same structure as those applied under the Industrial category described above. As of December 31, 2011, the total number of such large users was 682, and in 2011 this category represented approximately 21% of our electricity sales.

•	Others: public lighting (T1-PL) and shantytown customers whose peak capacity demand is less than 10kW. In 2011, this category accounted for approximately 5% of our electricity sales. See “—Framework Agreement (Shantytowns).”

Edenor tries to maintain an accurate categorization of our customers in order to charge the appropriate tariff to each of its customers. In particular, Edenor focuses on our residential tariff categorizations to both minimize the number of commercial and industrial customers who are classified as residential customers and identify residential customers whose peak capacity demand exceeds 10kW and therefore do not qualify as residential customers.

Edenor relies on the following measures to detect incorrectly categorized customers:

•	reporting by its employees tasked with reading meters to identify observed commercial activities which are being performed by residential customers,

•	conducting internet surveys to identify advertisements for commercial services (such as medical or other professional services) that are linked to a residential customer’s address, and

•	analyzing customer demand to determine whether Edenor should further evaluate the peak capacity demand of a given customer whose use might exceed 10kW.

Reading, Billing and Collecting

Edenor bills its customers based on their category of service. Residential and small commercial customers are billed a fixed charge payable bimonthly and a variable charge based on each unit of energy consumed. The price of these charges, in turn, is determined based on the bimonthly consumption registered by each customer, which is divided into subcategories for each of our residential and small commercial customers as follows:

Residential (Tariff 1-R):

•	Tariff 1-R1: bimonthly energy demand less than or equal to 300 kWh

•	Tariff 1-R2: bimonthly energy demand greater than 301 kWh

•	Tariff 1-R3: bimonthly energy demand greater than 651 kWh and less than 800 kWh

•	Tariff 1-R4: bimonthly energy demand greater than 801 kWh and less than 900 kWh

•	Tariff 1-R5: bimonthly energy demand greater than 901 kWh and less than 1000 kWh

•	Tariff 1-R6: bimonthly energy demand greater than 1001 kWh and less than 1200 kWh

•	Tariff 1-R7: bimonthly energy demand greater than 1201 kWh and less than 1400 kWh

•	Tariff 1-R8: bimonthly energy demand greater than 1401 kWh and less than 2800 kWh

•	Tariff 1-R9: bimonthly energy demand greater than 2800 kWh

Small commercial (Tariff 1-G):

•	Tariff 1-G1: bimonthly energy demand less than or equal to 1600 kWh

•	Tariff 1-G2: bimonthly energy demand greater than 1600 kWh but less than or equal to 4000 kWh

•	Tariff 1-G3: bimonthly energy demand greater than 4000 kWh

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

Public lighting customers are billed a monthly variable energy charge based on each unit of energy consumed.

The table below shows the number of Edenor customers per category at the dates indicated.

	At December 31,
	2011	2010	2009
Residential	2,354,242	2,325,574	2,271,960
Small commercial	306,541	299,822	297,070
Medium commercial	30,678	29,820	28,923
Industrial	6,006	5,816	5,628
Wheeling system	682	643	636
Other*	399	393	395
Total	2,698,548	2,662,068	2,604,612

*  Represents public lighting and shantytown customers.

Since 1995, Edenor has maintained two billing systems: one for small- and medium-demand customers and another for large users. Both systems permit the integration of the reading, billing, collection processes and the tracing of the delinquent balances of customers included in those demand categories.

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

Eden Tariff Categories

•	Residential (T1-R1 to R7, T1RE and T4): residential and rural customers whose peak capacity demand is less than 10kW. In 2011, this category accounted for approximately 22% of our electricity sales.

•	Small commercial (T1-G1, T1-G2 and T1GE): commercial customers whose peak capacity demand is less than 10kW. In 2011, this category accounted for approximately 8% of our electricity sales.

•	Medium commercial (T2): customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW. In 2011, this category accounted for approximately 4% of our electricity sales.

•	Industrial (T3BT, T3MT, T8BT, T8MT and T8AT): industrial customers whose peak capacity demand is equal to or greater than 50kW. This category is applied to high-demand customers according to the voltage at which each customer is connected. The voltage ranges included in this category are the following: (i) Low Voltage (LV): voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV. In 2011, this category accounted for approximately 29% of our electricity sales. This category does not include customers who purchase their electricity directly through the wholesale electricity market under the wheeling system.

•	Wheeling System: large users who purchase their electricity directly from generation or broker companies through the wholesale electricity market. These tariffs follow the same structure as those applied under the Industrial category described above. As of December 31, 2011, the total number of such large users was 81, and in 2011 this category represented approximately 10% of our electricity sales.

•	Others: Public Lighting (T1-PL) whose peak capacity demand is less than 10kW and Cooperatives, which are energy distributors in many Municipalities in the Province. In 2011, these categories accounted for approximately 3% and 24% of our electricity sales respectively. Also, other two categories of energy can be included: Self Consumption, belonging to energy consumed in Eden facilities, and Recovered Energy, which is energy consumed in previous periods and billed in the current one. These two concepts represented 0.2% of energy sales.

Eden tries to maintain an accurate categorization of our customers in order to charge the appropriate tariff to each of our customers. In particular, Eden focuses on its residential tariff categorizations to both minimize the number of commercial and industrial customers who are classified as residential customers, and identify residential customers whose peak capacity demand exceeds 10kW and therefore do not qualify as residential customers.

Eden relies on the following measures to detect incorrectly categorized customers:

•	reporting by its employees tasked with reading meters to identify observed commercial activities which are being performed by residential customers.

•	conducting internet surveys to identify advertisements for commercial services (such as medical or other professional services) that are linked to a residential customer’s address, and

•	analyzing customer demand to determine whether Eden should further evaluate the peak capacity demand of a given customer whose use might exceed 10kW.

Reading, Billing and Collecting

Eden bills its customers based on their category of service. Residential and small commercial customers are billed a fixed charge payable bimonthly and a variable charge based on each unit of energy consumed. The price of these charges, in turn, is determined based on the bimonthly consumption registered by each customer, which is divided into subcategories for each of our residential and small commercial customers as follows:

Residential (Tariff 1-R):

•	Tariff 1-R1: bimonthly energy demand less than or equal to 200 kWh

•	Tariff 1-R2: bimonthly energy demand greater than 200 kWh and less than 400 kWh

•	Tariff 1-R3: bimonthly energy demand greater than 400 kWh and less than 800 kWh

•	Tariff 1-R4: bimonthly energy demand greater than 800 kWh and less than 1000 kWh

•	Tariff 1-R5: bimonthly energy demand greater than 1000 kWh and less than 1400 kWh

•	Tariff 1-R6: bimonthly energy demand greater than 1400 kWh and less than 2800 kWh

•	Tariff 1-R7: bimonthly energy demand greater than 2800 kWh

•	Tariff 1-RE1 (seasonal residential): bimonthly energy demand less than or equal to 1000 kWh

•	Tariff 1-RE2 (seasonal residential): bimonthly energy demand greater than 1000 kWh and less than 1400 kWh

•	Tariff 1-RE3 (seasonal residential): bimonthly energy demand greater than 1400 kWh and less than 2800 kWh

•	Tariff 1-RE4 (seasonal residential): bimonthly energy demand greater than 2800 kWh

•	Tariff 4 (Rural): Rural customers with less than 10 kW peak capacity demand

Small commercial (Tariff 1-G):

•	Tariff 1-G1: bimonthly energy demand less than or equal to 2000 kWh

•	Tariff 1-G2: bimonthly energy demand greater than 2000 kWh but less than or equal to 4000 kWh

•	Tariff 1-G3: bimonthly energy demand greater than 4000 kWh

•	Tariff 1-GE1 (seasonal commercial): bimonthly energy demand less than or equal to 4000 kWh

•	Tariff 1-GE2 (seasonal commercial): bimonthly energy demand greater than 4000 kWh

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

Public lighting customers are billed a monthly variable energy charge based on each unit of energy consumed.

The table below shows the number of Eden customers per category at the dates indicated.

	At December 31,
	2011	2010	2009
Residential	293,320	288,931	283,662
Small Commercial	42,657	41,130	39,785
Medium Commercial	1,446	1,372	1,287
Industrial	812	748	721
Wheeling System	81	83	81
Others:
Public Lighting	1,672	1,617	1,576
Cooperatives	133	131	131
Total	340,121	334,012	327,243

All of the meters are read with portable meter-reading terminals, either with manual access or optical reading (in the case of electronic meters for medium commercial and industrial customers). The systems validate the readings, and any inconsistent reading is checked in the field. Estimates of customer usage are no longer used as a result of this new billing system. Once the invoices are printed, independent contractors subject to strict controls, distribute them.

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

Municipalities’ accounts form a significant number of our arrears accounts. The methods of collection on such arrears vary for each municipality. One method of collection is to withhold from the municipalities certain taxes collected by us from the public on behalf of the municipalities and using such taxes to offset any past due amounts owed to us by such municipalities. Another method of collection is entering into refinancing agreements with the municipalities. These procedures allowed us to reduce significantly the number of arrears accounts.

Our past due receivables increased from Ps. 106.3 million as of December 31, 2010 to Ps. 124.0 million as of December 31, 2011. Past due receivables as of December 31, 2011 and 2010 included Ps. 37.5 million and Ps. 34.3 million, respectively, as a result of our acquisition of Aeseba. This increase in past due receivables was mainly the result of the preliminary injunction awarded pursuant to the request of the Ombudsman challenging the October 2008 adjustment of our tariffs. The preliminary injunction prohibits us from cutting the supply of energy to customers challenging the October 2008 tariff increase until a decision is reached with respect to the Ombudsman’s claim. See “Item 8. Financial Information—Legal and Administrative Proceedings—Legal Proceedings—Preliminary Injunction of the Public Ombudsman.” Our collections experienced the greatest adverse impact in response to the injunction during February and March 2009; however, they continue to be adversely impacted.

The following graph shows Edenor delinquent balances as of December 31 of each year:

We also supply energy to low-income areas pursuant to the framework agreement with the Argentine government and the Province of Buenos Aires, for which certain payments are still owed to us. See “—Framework Agreement (Shantytowns).”

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

In the year 2000, our losses were close to the 10% target rate established in our concession and recognized in tariffs. However, as a result of the economic, political and social crisis that erupted in 2001, our level of energy losses began to escalate again due to increased poverty levels and payment delinquency. Fraud control by our workers was often impeded due to the increased aggression from customers during monitoring visits. Such incidents have decreased since 2004, however, due to improved socioeconomic conditions and the efforts of our management. Due to the inefficiencies associated with reducing our energy losses below the level at which we are reimbursed pursuant to our concession, we currently do not intend to significantly lower our level of losses.

At present, our goal is to maintain our energy losses at an optimal level, taking into account the cost of reducing such losses and the level at which we are reimbursed for the cost of these losses under our concession. Our procedures for maintaining an optimal level of losses are focused on improving collections to ensure that customers pay for all the energy that they consume and making investments in our network to control technical losses. To reduce the theft of electricity we have implemented vigilance and special technologies, such as much higher networks that cannot be reached using normal ladders, shields close to the electricity posts, concentric cables, shielded meters and suspension of electricity service, among other remedies. We are experimenting with other programs including teaching low-income customers how to ration their consumption, providing low-income customers with the option of paying in installments and the installation of 4,800 prepaid meters. We also plan to encourage, through subsidies, the installation of special low-energy lamps. A final decision with respect to the implementation of these energy sales measures on a large scale is currently under evaluation by the ENRE. In addition, the Argentine government has implemented a program through PRONUREE (Programa Nacional de Uso Racional y Eficiente de la Energía) to distribute low energy consumption lamps to our customers through agreements with local municipalities. In 2008, 2009, 2010 and 2011, over 3,000,000 of such lamps were distributed to our customers through this program.

The following table illustrates Edenor’s estimation of the approximate breakdown between technical and non-technical energy losses experienced in Edenor’s concession area since 2000.

	Year ended December 31,
	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Technical losses	9.8%	9.8%	9.8%	9.8%	9.6%	8.6%	8.3%	8.1%	8.0%	7.8%	7.5%	7.3%
Non-technical losses	2.8%	2.7%	2.1%	1.0%	2.0%	2.5%	2.7%	3.4%	4.7%	4.5%	3.6%	2.7%
Total losses	12.6%	12.5%	11.9%	10.8%	11.6%	11.1%	11.0%	11.5%	12.7%	12.3%	11.1%	10.0%

As of December 31, 2011, total energy losses recorded by Eden were 10.4%, of which technical losses represented 8.1% and non-technical losses represented 2.3%.

Framework Agreement (Shantytowns)

In January 1994, we and Edesur entered into a framework agreement (the “Initial Framework Agreement”) with the Argentine government and the Province of Buenos Aires to regulate our supply to low-income areas and shantytowns. Pursuant to Initial Framework Agreement, we agreed to supply electricity and, if feasible, install individual meters within each shantytown. However, given the lack of adequate space or streets between shantytown homes, in many instances we were only able to install a single meter at the boundary of each shantytown to measure its collective consumption. Under the terms of the Initial Framework Agreement, we were entitled to receive compensation from (a) the municipality in which the shantytowns were located, (b) a federal fund, first, for any non-payment in respect of the electricity supplied to the shantytowns and, second, for losses of up to Ps. 20 million incurred prior to the signing of the Initial Framework Agreement, and (c) a provincial fund for capital expenditures made to regularize the shantytown energy supply.

In October 2003, we, together with Edesur and Edelap, entered into a new framework agreement (the “2003 Framework Agreement”) with the Argentine government and the Province of Buenos Aires, which was applicable retroactively as from September 2002 and was scheduled to expire on the earlier of December 31, 2006 or upon full regularization of electricity supply to the shantytowns. The 2003 Framework Agreement contains terms similar to the Initial Framework Agreement. Under the 2003 Framework Agreement, we are compensated for the service we provide to shantytowns by a commission formed in each shantytown that collects funds from residents of the shantytown. In addition, we are compensated separately by the municipality in which each shantytown is located, and, if there is any payment shortfall, by a special fund supported by the Argentine government and the Province of Buenos Aires. Specifically, the Argentine government contributes an amount equal to 21% and the Province of Buenos Aires contributes an amount equal to 15.5% of the compensation, net of taxes, paid by those customers with payment problems and meter irregularities who have been regularized under the 2003 Framework Agreement. Under the 2003 Framework Agreement, we may also suspend service to regularized customers for lack of payment.

On June 23, 2008, we entered into an amendment to the 2003 Framework Agreement (the “Amended 2003 Framework Agreement”) with the Argentine government, the Province of Buenos Aires and the other national electric distributors agreeing to extend retroactively the terms of the agreement for four years beginning as of January 1, 2007. The Argentine government ratified the amendment on September 22, 2008 and on June 18, 2009 the Province of Buenos Aires published the ratification of the Amended 2003 Framework Agreement in the Official Bulletin of the Province of Buenos Aires.

Pursuant to the Amended 2003 Framework Agreement, we received from the Argentine government Ps. 20.0 million, Ps. 19.3 million and Ps. 7.14 million between November and December 2009, between March and December 2010 and between January and December 2011, respectively, and during 2012, we have received Ps. 21.0 million.

The Amended 2003 Framework Agreement expired on December 31, 2010.

On July 22, 2011, the Company, together with Edesur and Edelap, entered into an Addendum with the Federal Government and the Government of the Province of Buenos Aires, for the renewal for a term of four years of the framework agreement. The renewal is yet to be approved by the Ministry of Federal Planning, Public Investment and Services. Nevertheless, the Company has continued supplying electricity to low-income areas and shantytowns and has submitted the information related to this consumption to control authorities, under the assumption that these amounts will be covered by a new framework agreement that will apply retroactively to the current period and will continue in full force and effect for future periods.

As of December 31, 2011, we charged Ps. 28.6 million to the allowance for doubtful accounts in respect of receivables for electricity provided to shantytowns during 2011, the recovery of which amount is pending the renewal of the Amended 2003 Framework Agreement.

Our receivables for amounts accrued with the Province of Buenos Aires but not yet paid for the supply of energy to shantytowns amounted to Ps. 54.3 million as of December 31, 2011, Ps. 33.0 million as of December 31, 2010, Ps. 54.8 million as of December 31, 2009 and Ps. 49.4 million as of December 31, 2008.

In March 2010, we signed a payment plan agreement with the Province of Buenos Aires with respect to the amount owed to us by the Province of Buenos Aires under the Amended 2003 Framework Agreement. The Government of the Province of Buenos Aires agreed to pay the amount due with cancellation bonds (Bonos de Cancelación de Deuda), which are bonds issued by the Province of Buenos Aires for the purpose of paying its outstanding obligations. The agreement was signed subject to the approval of the Provincial Executive Branch and our board of directors. Our board approved the execution of the agreement in the meeting held on April 27, 2010. In May 2010, we received payments from the Province of Buenos Aires for Ps. 1.6 million in cash and Ps. 30.1 million in aggregate principal amount of cancellation bonds. These cancellation bonds were issued by the Province of Buenos Aires on December 15, 2009, with a maturity of March 15, 2011. As of December 31, 2011, we had charged total payments of cancellation bonds and all payments on these cancellation bonds have been made according to schedule.

Insurance

As of December 31, 2011, we had insurance for loss and damage to property, including damage due to floods, fires and earthquakes covering up to U.S. $773.5 million, with the following deductibles:

•	transformers, between U.S. $175,000 and U.S. $850,000 (depending on their power level);

•	equipment of sub-stations (not including transformers), U.S. $75,000.

•	commercial offices, U.S. $1,500 for each office;

•	deposits and other properties, U.S. $25,000; and

•	acts of terrorism, U.S.$50,000, being the maximum insured amount for this purpose, U.S.$ 10,000,000.

We are also insured against theft of cash and securities for a maximum amount of U.S. $100,000 and U.S. $5,000, respectively.

In addition, we maintain the following insurance, subject to customary deductibles and limitations:

•	Directors’ and Officers’ Liability insurance;

•	Civil Liability insurance;

•	Automobile insurance;

•	Mandatory life insurance for all our officers and employees which is maintained in accordance with Argentine law; and

•	Optionals life insurances for all our officers and employees

Although we do not have business interruption insurance, we consider our insurance coverage to be adequate and in accordance with the prevailing standards for the industry. See “Item 3. Key Information. Risk Factors—Risks Relating to Our Business—Our insurance may not be sufficient to cover certain losses.”

Environmental Management

In Argentina, the Argentine government, the provincial governments and the government of the City of Buenos Aires are entitled to legislate on natural resources and environmental protection issues. The 1994 Constitution reaffirms this principle, assigning to the Argentine government the establishment of broad environmental guidelines and to the provincial governments and to the government of the City of Buenos Aires the duty to implement the necessary legislation to attain national environmental goals. The environmental policy for the electricity market is formulated by the Secretary of Energy and implemented by the ENRE. Areas regulated by the ENRE include the tolerance level for electromagnetic fields, radio interference, voltage of contact and pass, liquid spills, disposal and handling of solid wastes, noise and vibration admissible levels and use, and the transport and storage of hazardous waste, including polychlorinated biphenyl (PCB), a viscous substance which was historically used to lubricate electrical transformers. The Argentine Environmental Law requires that we eliminate the PCB in our transformers before the end of 2010.

Over the course of 2009, we completed the removal of PCBs from all our transformers with contaminated cooling oils exceeding 50 ppm (parts per million), the limit established by Federal law.

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

On October 19, 1999, the Instituto Argentino de Normalización (the Argentine Institute of Normalization) certified that we have an Environmental Management System that is in accordance with the requirements of the standards set by the International Standardization Organization (ISO) as specified in its release, ISO 14001, which relates specifically to environmental management systems. This certification is reaffirmed on an annual basis, most recently as of November 2011.

Argentine law requires all persons whose activities risk environmental damage, such as us, to obtain environmental insurance up to a certain minimum coverage or set aside funds in an environmental restoration fund to pay for environmental liabilities that may arise.

Since the enactment of Resolution No. 481/11 of the Secretaria de Ambiente y Desarrollo Sustentable de la Nacion (Argentine Environment Secretary), our business is not considered an activity with significant environmental damage, and is exempt from the environmental insurance requirement set forth by Law 25,675 Section 22. We also have an environmental emergency plan that details the steps that would be taken in the event that our operations resulted in any environmental damage.

Seasonality

Demand for our services fluctuates on a seasonal basis. For a discussion of this seasonality of demand, see “Item 5. Operating and Financial Review and Prospects—Demand—Seasonality of Demand.”

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

2001 Economic Crisis

At the end of 2001 and beginning of 2002, Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in government policies. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Argentine Economic Conditions.” The crisis and the Argentine government’s policies during this period severely affected the electricity sector. Pursuant to the Public Emergency Law enacted to address the crisis, the Argentine government, among other measures:

•	converted public utility tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per U.S. $1.00;

•	froze all regulated distribution margins relating to the provision of public utility services (including electricity distribution services);

•	revoked all price adjustment provisions and inflation indexation mechanisms in public utility concessions (including energy concessions); and

•	empowered the Argentine executive branch to conduct a renegotiation of public utility contracts (including energy concessions), including the tariffs for public utility services.

These measures, combined with the devaluation of the Peso and high rates of inflation, had a severe effect on public utilities in Argentina, including on us. Because public utilities were no longer able to increase tariffs to cover their cost increases, the impact of inflation on costs led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition. Most public utilities had also incurred large amounts of foreign currency indebtedness under the fixed one-to-one Peso per Dollar exchange rate of the Convertibility Regime and, following the elimination of the Convertibility Regime and the resulting devaluation of the Peso, the debt service burden of these utilities increased sharply, which led many of these utilities to suspend payments on their foreign currency debt in 2002. This situation caused many Argentine electricity generators, transmission companies and distributors to defer making further investments in their networks. As a result, Argentine electricity market participants, particularly generators, are currently operating at near full capacity, which could lead to insufficient supply to meet a growing national energy demand. In addition, the economic crisis and the resulting emergency measures had a material adverse effect on other energy sectors, including oil and gas companies, which has led to a significant reduction in natural gas supplies to generation companies that use this commodity in their generation activities.

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

In 2009, the Argentine government completed construction and began operation of two new 800 MW combined cycle generators constructed as part of its effort to increase energy supply. The costs of construction were financed with net revenues of generators derived from energy sales in the spot market and through specific charges from CAMMESA to large users. These funds had been deposited in the Fondo de Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (Fund for Investments Required to Increase Electricity Supply in the Wholesale Electricity Market, or FONINVEMEM).

In September 2006 the Secretary of Energy issued Resolution No. 1281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution seeks to create incentives for energy generation plants in order to meet increasing energy needs. The resolution’s principal objective is to ensure that energy available in the market is used primarily to service residential users and those industrial and commercial users whose energy demand is at or below 300 kilowatts (kW) and who lack access to other viable energy alternatives. To achieve this, the resolution provides that:

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

Regulatory Authorities

The principal regulatory authorities responsible for the Argentine electricity industry are:

(1)	the Secretary of Energy;

(2)	the ENRE, the regulator for Edenor and

(3)	The OCEBA, the regulator for Eden.

The Secretary of Energy advises the Argentine government on matters related to the electricity sector and is responsible for the application of the policies concerning the Argentine electricity industry. See “Risks Relating to Our Business - Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariff adjusted to reflect increases in our distribution costs in a timely manner, could have a material adverse effect on our capacity to perform our financial and commercial obligations. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern”

The ENRE is an autonomous agency created by the Regulatory Framework Law. The ENRE has a variety of regulatory and jurisdictional powers, including, among others:

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

The ENRE is managed by a five-member board of directors appointed by the executive branch of the Argentine government. Two of these five members are nominated by the Consejo Federal de la Energía Eléctrica (Federal Council on Electricity, or CFEE). The CFEE is funded with a percentage of revenues collected by CAMMESA for each MWh sold in the market. Sixty percent of the funds received by the CFEE are reserved for the Fondo Subsidiario para Compensaciones Regionales de Tarifas a Usuarios Finales (Regional Tariff Subsidy Fund for End Users), from which the CFEE makes distributions to provinces that have met certain specified tariff provisions. The remaining forty percent is used for investments related to the development of electrical services in the Argentine provinces.

The OCEBA exercises control and supervision over, and regulatory and judicial activities related to electric power by Buenos Aires Province distributors, including Eden, Edes and Edea as well as the municipal distributors (also known as “cooperatives”). It was created as a result of the privatization process and the concession of public services and activities of general interest.

The Wholesale Electricity Market

Overview

The Secretary of Energy established the wholesale electricity market in August 1991 to allow electricity generators, distributors and other agents to buy and sell electricity in spot transactions or under long-term supply contracts at prices determined by the forces of supply and demand.

The wholesale electricity market consists of:

•	a term market in which generators, distributors and large users enter into long-term agreements on quantities, prices and conditions;

•	a spot market, in which prices are established on an hourly basis as a function of economic production costs, represented by the short-term marginal cost of production and demand; and

•	a stabilization fund, managed by CAMMESA, which absorbs the differences between purchases by distributors at seasonal prices and payments to generators for energy sales at the spot price.

Operation of the Wholesale Electricity Market

The operation of the wholesale electricity market is administered by CAMMESA. CAMMESA was created in July 1992 by the Argentine government, which currently owns 20% of CAMMESA’s capital stock. The remaining 80% is owned by various associations that represent wholesale electricity market participants, including generators, transmitters, distributors and large users.

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

Wholesale Electricity Market Participants

The main participants in the wholesale electricity market are generation, transmission and distribution companies. Large users and traders participate also in the wholesale electricity market but to a lesser extent.

Generators

According to a recent report issued by CAMMESA, there are 82 generation companies 23 auto-generation and three co-generation companies in Argentina, most of which operate more than one generation plant. As of December 31, 2011, Argentina’s installed power capacity was 32,373 MW. Of this amount, 58% was derived from thermal generation, 38% from hydraulic generation and 4% from nuclear generation. Private generators participate in CAMMESA through the Asociación de Generadores de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Generators, or AGEERA), which is entitled to appoint two acting and two alternate directors of CAMMESA.

Transmitters

Electricity is transmitted from power generation facilities to distributors through high voltage power transmission systems. Transmitters do not engage in purchases or sales of power. Transmission services are governed by the Regulatory Framework Law and related regulations promulgated by the Secretary of Energy.

In Argentina, transmission is carried at 500 kV, 300 kV, 220 kV and 132 kV through the national interconnection system. The national interconnection system consists primarily of overhead lines and sub-stations (i.e., assemblies of equipment through which electricity delivered by transmission circuits is passed and converted into voltages suitable for use by end users) and covers approximately 90% of the country. The majority of the national interconnection system, including almost all of the 500 kV transmission lines, has been privatized and is owned by Transener, which is indirectly co-controlled by Pampa Energía, our indirect controlling shareholder and the largest integrated electricity company in Argentina. Regional transmission companies, most of which have been privatized, own the remaining portion of the national interconnection system. Supply points link the national interconnection system to the distribution systems, and there are interconnections between the transmission systems of Argentina, Brazil, Uruguay and Paraguay allowing for the import and export of electricity from one system to another.

Transmission companies also participate in CAMMESA by appointing two acting and two alternate directors through the Asociación de Transportistas de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Transmitters, or ATEERA).

Distributors

Each distributor supplies electricity to consumers and operates the related distribution network in a specified geographic area pursuant to a concession. Each concession establishes, among other things, the concession area, the quality of service required, the rates paid by consumers for the distribution service and an obligation to satisfy demand. The ENRE monitors compliance by federal distributors, including us and Edesur with the provisions of the respective concessions and with the Regulatory Framework Law. In turn, provincial regulatory agencies monitor compliance by local distributors with their respective concessions and with local regulatory frameworks.

The OCEBA monitors compliance by Buenos Aires Province distributors, including Eden, Edes and Edea as well as the municipal distributors with the provisions of their respective concession agreements. We and Edesur are the largest distribution companies and, together with Edelap, originally comprised SEGBA, which was divided into three distribution companies at the time of its privatization in 1992.

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

Spot Market

Spot Prices

The emergency regulations enacted after the Argentine crisis in 2001 and 2002 had a significant impact on energy prices. Among the measures implemented pursuant to the emergency regulations were the pesification of prices in the wholesale electricity market, known as the spot market, and the requirement that all spot prices be calculated based on the price of natural gas, even in circumstances where alternative fuel such as diesel is purchased to meet demand due to the lack of supply of natural gas.

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

Seasonal Prices

The emergency regulations also made significant changes to the seasonal prices charged to distributors in the wholesale electricity market, including the implementation of a pricing ladder organized by level of customer consumption (which varies depending on the category of customer) charged by CAMMESA to distributors at a price significantly below the spot price charged by generators. According to the current regulatory framework, the Secretary of Energy is required to adjust the seasonal price charged to distributors in the wholesale electricity market every three months and the ENRE must calculate the tariff scheme as a result of applying the adjustment. However, between January 2005 and November 2008, the ENRE did not make these adjustments. In November 2008, the ENRE passed Resolution 628/08 establishing a new distribution tariff as from October 1, 2008 and modified seasonal prices charged to federal distributors, including the consumption levels that make up the pricing ladder.

On August 14, 2009, the ENRE adopted Resolution No. 433/2009 approving two tariff charts to be applied by us. The first one applied retroactively for the period from June 1, 2009 to July 31, 2009. The second rate chart was effective for the period from August 1, 2009 to September 30, 2009. These charts were based on the new subsidized seasonal prices set forth Resolution No. 652/09 issued by the Secretary of Energy. The new price charts aimed at reducing the impact of increased winter electric energy consumption on the invoicing of residential customers with bi-monthly consumption exceeding 1,000 kWh. The ENRE also instructed us to break down the floating charges of all invoices into the amounts subsidized and not subsidized by the Argentine government.

As of October 1, 2009, the tariff chart of October 2008 was reinstated pursuant to ENRE Resolution No. 628/2008. The floating charge of all invoices continues to be broken down into the amounts subsidized and not subsidized by the Argentine government.

During 2010, the seasonal rate chart was revised twice. For the months of June and July, tariffs were revised so that residential customers with consumption levels above 1000 KWh received a full subsidy for their energy purchases. For the months of August and September, residential customers with consumption levels above 1000 KWh received a subsidy equal to 70 percent of their energy purchase price. In 2011, the seasonal revised chart was similarly revised and subsidies applied as in 2010.

On November 7, 2011 the Secretary of Energy issued Resolution No. 1301/11 establishing the seasonal summer programming, eliminating subsidies to certain economic activities according to the Resolution are in position to face the real costs to be incurred to achieve the supply of electricity demand. This provision has been extended to residential users discriminated by geographic area and type of residence. These revised rate schedules did not affect our VAD.

Prior to the implementation of the emergency regulations, seasonal prices were determined by CAMMESA based on an estimate of the weighted average spot price that would be paid by the next generator that would come on-line to satisfy a theoretical increase in demand (marginal cost), as well as the costs associated with the failure of the system and several other factors. CAMMESA would use a seasonal database and optimization models in determining the seasonal prices and would consider both anticipated energy supplies and demand, including, expected availability of generating capacity, committed imports and exports of electricity and the requirements of distributors and large users.

Stabilization Fund

The stabilization fund, managed by CAMMESA, absorbs the difference between purchases by distributors at seasonal prices and payments to generators for energy sales at the spot price. When the spot price is lower than the seasonal price, the stabilization fund increases, and when the spot price is higher than the seasonal price, the stabilization fund decreases. The outstanding balance of this fund at any given time reflects the accumulation of differences between the seasonal price and the hourly energy price in the spot market. The stabilization fund is required to maintain a minimum amount to cover payments to generators if prices in the spot market during any relevant quarter exceed the seasonal price.

Billing of all wholesale electricity market transactions is performed monthly through CAMMESA, which acts as the clearing agent for all purchases between participants in the market. Payments are made approximately 40 days after the end of each month.

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. As of December 31, 2011, the stabilization fund balance was approximately Ps. 12,263 million, net of National Treasury contributions. This deficit has been financed by the Argentine government through loans to CAMMESA and with FONINVEMEM funds, but these continue to be insufficient to cover the differences between the spot price and the seasonal price.

Term Market

Generators are able to enter into agreements in the term market to supply energy and capacity to distributors and large users. Distributors are able to purchase energy through agreements in the term market instead of purchasing energy in the spot market. Term agreements typically stipulate a price based on the spot price plus a margin. Prices in the term market have at times been lower than the seasonal price that distributors are required to pay in the spot market. However, as a result of the emergency regulations, spot prices in the term market are currently higher than seasonal prices, particularly with respect to residential tariffs, making it unattractive for distributors to purchase energy under term contracts while prices remain at their current levels.

Energía Plus

In September 2006, the Secretary of Energy issued Resolution No. 1281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution seeks to create incentives for energy generation plants in order to meet increasing energy needs. The resolution’s principal objective is to ensure that energy available in the market is used primarily to service residential users and industrial and commercial users whose energy demand is at or below 300 kW and who do not have access to other viable energy alternatives. To achieve this, the resolution provides that:

•	large users in the wholesale electricity market and large customers of distribution companies (in both cases whose energy demand is above 300 kilowatts), will be authorized to secure energy supply up to their “base demand” (equal to their demand in 2005) by entering into term contracts; and

•	large users in the wholesale electricity market and large customers of distribution companies (in both cases whose energy demand is above 300 kilowatts) must satisfy any consumption in excess of their base demand with energy from the Energía Plus system at unregulated market prices. The Energía Plus system consists in the supply of additional energy generation from new generation and/or generating agents, co-generators or autogenerators that are not agents of the electricity market or who as of the date of the resolution were not part of the wholesale electricity market. Large users in the wholesale electricity market and large customers of distribution companies can also enter into contracts directly with these new generators or purchase energy at unregulated market prices through CAMMESA.

Only the new generation facilities (which include generators that were not connected to the SADI as of September 5, 2006) and new generation capacity expansions in respect of existing capacity as of such date are entitled to sell electricity under the Energía Plus system.

The resolution also established the price large users are required to pay for excess demand, if not previously contracted under Energía Plus, which is equal to the generation cost of the last generation unit transmitted to supply the incremental demand for electricity at any given time. The Secretary of Energy established certain temporary price caps, to be paid by large users for any excess demand until December 2008 (Ps. 225/MWh for GUDIs and Ps. 185/Mwh for GUMEs and GUMAs).

These prices have been updated as follows:

•	After August 2011, the median incremental charge for excess demand was set at 320 $/MWh GUMAs and GUMEs and 455 $/MWh for GUDIs; and

•	After December 2011, median incremental charge for excess demand for those who are not subsidized was set at 360 $/MWh.

ORGANIZATIONAL STRUCTURE

We are a subsidiary of Pampa Energía, the largest fully integrated electricity company in Argentina. In addition to its indirect stake in us, Pampa Energía currently owns several investments in the Argentine electricity sector, including a 50% interest in the controlling shareholder of the principal electricity transmission company in Argentina, Transener, and controlling stakes in five generation plants located in the Buenos Aires, Salta, Mendoza and Neuquén provinces (Central Piedra Buena S.A., Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A., Central Térmica Güemes S.A. and Loma de la Lata S.A.).

The following diagram presents our current corporate structure, including our subsidiaries and their respective direct ownership interests, as of April 25, 2012:

As of the date of this annual report, we are in the process of spinning off and selling Edelar, Edesa and EGSSA and we have completed the sale of Edesal. See “Item 4. Information on the Company—History and Development of the Company—Acquisition of Emdersa and Aeseba.”

All of the subsidiaries presented above have their jurisdiction of incorporation in the Republic of Argentina. See “—History and Development of the Company—Acquisition of Emdersa and Aeseba.”

Property, plant and equipment

Our main properties are transmission lines, substations and distribution networks, all of which are located in the northwestern part of the greater Buenos Aires metropolitan area and in the northern part of the City of Buenos Aires. Substantially all of our properties are held in concession to provide the electricity distribution service, which, by its nature, is considered to be an essential public service. In accordance with Argentine law and court precedents, assets which are necessary for the rendering of an essential public service are not subject to attachment or attachment in aid of execution. The net book value of our property, plant and equipment as recorded on our balance sheet as of December 31, 2011, 2010 and 2009 was Ps. 4,738.3 million, Ps. 3,689.5 million and Ps. 3,482.4 million, respectively.

Our gross asset base represents property, plant and equipment related to our distribution services. Because our total property, plant and equipment represents substantially the same assets, but calculated at historical cost as adjusted by inflation through February 2003, we believe the inflation-adjusted value of our property, plant and equipment is an accurate measure of our asset base for purposes of calculating our return on our assets. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Tariffs—Distribution Margin or Value-Added for Distribution (VAD)—Revisión Tarifaria Integral (Integral Tariff Revision, or RTI).” The last adjustment for inflation to our property, plant and equipment was registered in February 2003 in accordance with Argentine GAAP. Accordingly, we estimate the effects of inflation on our property, plant and equipment for periods after February 2003 for purposes of determining the value of our gross asset base in connection with our concession. See Note 2 to our audited consolidated financial statements included elsewhere in this annual report.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009. Our audited consolidated financial statements have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP and IFRS. Note 32 to our audited consolidated financial statements included elsewhere in this annual report provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net (loss) income for the years ended December 31, 2011, 2010 and 2009 and shareholders’ equity as of December 31, 2011 and 2010. Our financial statements have not been adjusted for inflation after February 28, 2003, in accordance with Argentine GAAP. See “Item 3. Key Information—Selected financial data.”

In addition note 29 to our audited consolidated financial statements included elsewhere in this annual report provides a reconciliation between Argentine GAAP and IFRS of shareholders’s equity as of January 1, 2011(transition date) and December 31, 2011 and of net (loss) for the year ended December 31, 2011.

We have prepared our annual financial statements for the fiscal year ended December 31, 2011 included herein, assuming that we will continue as a going concern. Our independent auditors, PWC, issued a report dated April 26, 2012 on our financial statements as of and for the years ended December 31, 2011 and 2010, which contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. As discussed in Notes 2 and 8.c to the financial statements, the delays in obtaining tariff increases, recognition of cost adjustments requested by the Company in accordance with the terms of the Adjustment Agreement and the continuous increase in operating expenses have affected significantly the economic and financial position of the Company and have raised substantial doubt with respect to our ability to continue as a going concern. Management's plans in response to these matters are also described in Note 2. However, our financial statements as of and for the year ended December 31, 2011 and 2010 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty. See Item 3: “Key Information-Risk Factors - Risks Relating to Our Business - Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariff adjusted to reflect increases in our distribution costs in a timely manner, could have a material adverse effect on our capacity to perform our financial and commercial obligations. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern” and Item 18: “Financial Statements.”

Operating Results

We distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometers, with an aggregate population of approximately seven million people, and to the northern area of the Province of Buenos Aires through the Eden Concession, which comprises an area of 109,141 square kilometers. Pursuant to our concession, we have the exclusive right to distribute electricity to all users within our concession area, including to wholesale electricity market participants. At December 31, 2011, we had 3,038,669 customers (considering both Edenor and Eden).

We serve two markets: the regulated market, which is comprised of users who are unable to purchase their electricity requirements directly through the wholesale electricity market, and the unregulated market, which is comprised of large users that purchase their electricity requirements directly from generators in the wholesale electricity market. The terms and conditions of our services and the tariffs we charge users in both the regulated and unregulated markets are regulated by the ENRE and the OCEBA.

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

In addition, our net sales include late payment charges that we bill our customers for delays in payment of their bills, connection and reconnection charges and leases of poles and other network equipment.

We are currently engaged in RTI with the ENRE, as required by the Adjustment Agreement. The Adjustment Agreement currently contemplates a cost adjustment mechanism for the transition period during which the RTI is being conducted. This mechanism, known as the Cost Monitoring Mechanism (CMM), requires the ENRE to review our actual distribution costs every six months (in May and November of each year) and adjust our distribution margins to reflect variations of 5% or more in our distribution cost base. We may also request that the ENRE apply the CMM at any time that the variation in our distribution cost base is at least 10% or more. Despite the adjustment we were granted under the CMM in October 2007 and July 2008, we cannot assure you that we will receive similar adjustments in the future. As of the date of this annual report we have requested eight increases under the CMM beginning in May 2008, which increases are still being reviewed by the ENRE. Under the terms of the Adjustment Agreement, these eight increases should have been approved in May 2008, November 2008, May 2009, November 2009, May 2010, November 2010, May 2011 and November 2011.

During the year ended December 31, 2011, we recorded a significant decrease in net income and operating income, and our working capital and liquidity levels were negatively affected, primarily as a result of the delay in obtaining a tariff increase and in having our tariff adjusted to reflect increases in our distribution costs, coupled with a constant increase in operating costs to keep adequate service levels. We currently believe that our financial situation will continue worsening, and we estimate that during 2012 we will have negative cash flows and operating results. If we are not able to recover all of the incremental costs contemplated by the increase requests pursuant to the CMM and all such future cost increases or there is a significant lag time between when we incur the incremental costs and when we receive increased revenues, and/or if we are not successful in achieving a satisfactory re-negotiation of our tariff structure, we may be unable to comply with our financial and commercial obligations, we may suffer liquidity shortfalls and we may need to restructure our debt to ease our financial condition, any of which, individually or in the aggregate, would have a material adverse effect on our business and results of operations and may cause the value of our ADSs to decline. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern and our auditors’ report included elsewhere in this annual report contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Tariffs” and “Item 3. Key Information—Risk factors—Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariff adjusted to reflect increases in our distribution costs in a timely manner, could have a material adverse effect on our capacity to perform our financial and commercial obligations. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern.”

In addition, if we fail to comply with the obligations under our concession, we may become subject to fines and penalties imposed by the ENRE, which may include the forfeiture of the Edenor concession. Some of these fines and penalties are payable by granting credits or bonuses to our customers to offset a portion of their electricity charges. Fines and penalties that are not directly related to our customers, such as fines for public safety violations, are paid directly to the ENRE. We deducted approximately Ps. 81.1 million in fines and penalties from our revenues in the year ended December 31, 2011, Ps. 80.0 million in the year ended December 31, 2010 and Ps. 58.5 million in the year ended December 31, 2009. We incurred significantly higher levels of fines and penalties in 2009, 2010 and 2011, due to an increase in the underlying cost of energy factors upon which the fines and penalties are calculated. In addition, on February 8, 2011, ENRE passed Resolution 32/2011, imposing fines on us and obligating us to compensate customers for any disruption in service resulting from a power outage during a heat-wave that occurred from December 20 to December 31, 2010 in alleged violation of our concession. The approximate amount of the fines was Ps. 25.3 million, which is recorded in the Other non-current liabilities line item of our financial statements for the year ended December 31, 2011. See “Item 4. Information on the Company—Fines and penalties.”

The following table sets forth the composition of our net sales for the periods indicated:

	Year ended December 31,
	2011(1)		2010		2009
	(in millions of Ps.)
Energy sales	Ps.	3,524.8	Ps.	2,205.4	Ps.	2,094.3
Fines and penalties		(81.1)		(80.0)		(58.5)
Net energy sales		3,443.7		2,125.4		2,035.8
Late payment charges		31.3		22.2		20.7
Connection charges		8.6		5.6		5.7
Reconnection charges		2.4		2.4		2.0
Pole leases		79.1		18.1		13.6
Net sales	Ps.	3,565.0	Ps.	2,173.6	Ps.	2,077.9

(1)	Consolidated financial data as of December 31, 2011 includes Edenor, Aeseba and Emdersa.

The following tables show our energy sales by category of customer (in GWh and in Pesos) for the periods indicated:

	Year ended December 31,
	2011						2010		2009		2008		2007
	Edenor		AESEBA		EMDERSA
	(in GWh)
Residential	8,139	41%	619	22%	1,390	36%	7,796	40%	7,344	40%	7,545	41%	7,148	40%
Small commercial	1,601	8%	227	8%	—	—	1,543	8%	1,470	8%	1,530	8%	1,485	8%
Medium commercial	1,700	9%	104	4%	1,191	31%	1,634	8%	1,565	9%	1,597	9%	1,552	9%
Industrial	3,442	17%	807	29%	385	10%	3,378	18%	3,204	18%	3,277	18%	3,628	20%
Wheeling system(1)	4,156	21%	291	10%	699	18%	3,891	20%	3,622	20%	3,700	20%	3,111	17%
Others:
Public lighting	656	3%	80	3%	189	5%	654	3%	644	4%	644	3%	643	4%
Cooperatives	—	—	657	24%	—	—
Shantytowns	384	2%	—	—	—	—	377	2%	351	2%	304	2%	301	2%
Others(2)	20	—	6	0%	—	—	20	—	20	—	19	—	19	—
Total	20,098	100%	2,791	100%	3,853	100%	19,292	100%	18,220	100%	18,616	100%	17,886	100%

(1)	Wheeling charges represent our tariffs for large users, which consist of a fixed charge for recognized technical losses and a charge for our distribution margins but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

(2)	Represents energy consumed internally by our company and our facilities.

			Year ended December 31, 2011
	Edenor		Aeseba				Emdersa
	(in millions of Pesos)

Residential	Ps.	730.5	32%	162.1	28%	311.0	38%
Small commercial		348.7	15%	86.8	15%	-	-
Medium commercial		366.9	16%	33.7	6%	314.6	38%
Industrial		322.3	27%	193.7	33%	99.9	12%
Wheeling system(3)		150.3	7%	22.8	4%	60.6	7%
Others:
Public lighting		55.9	2%	21.5	4%	38.1	5%
Cooperatives				61.2	11%	-	-

Shantytowns and others (4)		31.0	1%	-	-	-	-

Total	Ps.	2,305.7	100%	581.9	100%	824.1	100%

			Year ended December 31,
	2010			2009			2008(2)			2007(1)
	(in millions of Pesos)
Residential	Ps.	692.0	31%	Ps.	679.6	32%	Ps.	575.8	30%	Ps.	488.7	29%
Small commercial		336.1	15%		322.3	15%		307.7	16%		276.5	16%
Medium commercial		349.5	16%		335.4	16%		317.4	17%		288.1	17%
Industrial		607.6	27%		569.2	27%		498.2	26%		481.9	28%
Wheeling system(3)		142.0	6%		139.2	7%		113.6	6%		84.9	5%
Others:
Public lighting		56.6	3%		55.3	3%		55.9	3%		55.2	3%
Shantytowns and others (4)		21.6	1%		(6.7)	0%		47.6	2%		29.1	2%
Total	Ps.	2,205.4	100%	Ps.	2,094.3	100%	Ps.	1,916.2	100%	Ps.	1,704.4	100%

(1)	Does not include the retroactive portion (Ps. 218.6 million ) of our February 2007 VAD increase.
(2)	Does not include CMM adjustments collected through PUREE funds in 2008, which amounted to Ps. 84.6 million.
(3)	Wheeling charges represent our tariffs for large users, which consist of a fixed charge for recognized energy losses and a charge for our distribution margins but exclude charges for electric power purchases, which are undertaken directly between generators and large users.
(4)	In 2009, Shantytowns sales totaled Ps. 28.4 million, which was more than offset by an adjustment due to the reversal of the rate chart that determines the prices we charged our customers for electrical power purchases in June and July 2009. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Recognition of Cost of Electric Power Purchases.”

Our revenues and results of operations are principally affected by economic conditions in Argentina, changes in our regulated tariffs and fluctuations in demand for electricity within our service area. To a lesser extent, our revenues and results of operations are also affected by service interruptions or reductions in excess of those contemplated by our concession, which may lead us to incur fines and penalties imposed by the ENRE and OCEBA.

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

In December 2001 Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in government policies. The crisis and the Argentine government’s policies during this period severely affected the electricity sector, as described below. Although over the following years the Argentine economy has recovered significantly from the crisis, and the business and political environment has been largely stabilized, the Argentine government has only recently begun to address the difficulties experienced by the Argentine electricity sector as a result of the crisis and its aftermath. However, we believe that the current recovery and the recent measures adopted by the Argentine government in favor of the electricity sector, such as incentives for the construction of additional generation facilities and the creation of fiduciary funds to further enhance generation, transmission and distribution of electricity throughout the country, have set the stage for growth opportunities in our industry.

The following table sets forth key economic indicators in Argentina during the years indicated:

	Year ended December 31,
	2011	2010	2009	2008	2007
Real GDP (% change)	8.9	9.2	0.9	6.8	8.7
Nominal GDP (in millions of Pesos)	1,842,022	1,442,655	1,145,458	1,032,758	812,456
Real Consumption (% change)	10.7	9.1	1.5	6.6	8.8
Real Investment (% change)	16.6	21.2	(10.2)	9.1	13.6
Industrial Production (% change)	6.5	9.8	0.4	5.0	7.6
Consumer Price Index	9.7	10.5	6.3	8.6	8.8
Nominal Exchange Rate (in Ps. /U.S.$ at year end)	4.32	4.01	3.82	3.47	3.15
Exports (in millions of U.S.$)	84,269	68,134	55,751	70,021	55,933
Imports (in millions of U.S.$)	73,922	56,502	38,771	55,423	44,780
Trade Balance (in millions of U.S.$)	10,347	11,632	16,980	12,598	11,153
Current Account (% of GDP)	0.0	0.8	3.7	2.2	2.5
Reserves (in millions of U.S.$)	46,376	52,145	48,548	46,386	46,176
Tax Collection (in millions of Pesos)	540,134	409,901	304,930	269,375	199,940
Primary Surplus (in millions of Pesos)	4,921	25,115	17,286	32,529	25,719
Public Debt (% of GDP at December 31) *	37.6	41.9	53.0	51.2	60.3
Public Debt Service (% of GDP)	5.9	5.5	5.8	5.6	5.8
External Debt (% of GDP at December 31)	32.6	35.5	38.4	40.3	48.3

Sources: INDEC; Central Bank; Ministry of Economy and Production.

* Includes hold outs

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

On January 6, 2002, the Argentine congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model, empowered the Argentine government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term and brought to an end the Convertibility Regime, including the fixed parity of the U.S. Dollar and the Peso. Following the adoption of the Public Emergency Law, the Peso devalued dramatically, reaching its lowest level on June 25, 2002, at which time it had devalued from Ps. 1.00 to Ps. 3.90 per U.S. Dollar according to Banco Nación. The devaluation of the Peso had a substantial negative effect on the Argentine economy and on the financial condition of individuals and businesses. The devaluation caused many Argentine businesses (including us) to default on their foreign currency debt obligations, significantly reduced real wages and crippled businesses that depended on domestic demand, such as public utilities and the financial services industry. The devaluation of the Peso created pressure on the domestic pricing system and triggered very high rates of inflation. According to INDEC, during 2002 the Argentine wholesale price index increased by approximately 118% and the Argentine consumer price index rose approximately 41%.

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

Pursuant to the Public Emergency Law, the Argentine government, among other measures:

•	converted public utility tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per U.S. $1.00;

•	froze all regulated distribution margins relating to the provision of public utility services (including electricity distribution services);

•	revoked all price adjustment provisions and inflation indexation mechanisms in public utility concessions (including our concession); and

•	empowered the Argentine Executive Branch to conduct a renegotiation of public utility contracts (including our concession) and the tariffs set therein (including our tariffs).

These measures, combined with the devaluation of the Peso and high rates of inflation, had a severe effect on public utility companies in Argentina (including us). Because public utility companies were no longer able to increase tariffs at a rate consistent with the increased costs they were incurring, increases in the rate of inflation led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition. Most public utility companies had also incurred large amounts of foreign currency indebtedness to finance the capital improvement and expenditure programs. At the time of these privatizations, the capital structures of each privatized company were determined taking into account the Convertibility Regime and included material levels of U.S. Dollar-denominated debt. Following the elimination of the Convertibility regime and the resulting devaluation of the Peso, the debt service burden of these utility companies significantly increased, which when combined with the margin freeze and conversion of tariffs from U.S. Dollars to Pesos, led many of these utility companies (including us) to suspend payments on their foreign currency debt in 2002.

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

The agricultural sector was particularly hard hit in 2008 as a result of the decrease in commodities prices as well as a significant drought. A decline in the agricultural sector had adverse ramifications for the entire economy due to the significant role that sector plays in the Argentine economy.

At the end of 2008, the Argentine government enacted a series of measures aimed at counteracting the decline in the level of economic activity, including special tax rates and less stringent foreign exchange restrictions in connection with the repatriation and national investment of capital previously deposited abroad by Argentine nationals, extensions in the payment terms for overdue taxes and social security taxes, reductions in payroll tax rates for companies that increase their headcounts, creation of the Ministerio de Producción (Ministry of Production), announcements regarding the construction of new public works, consumer loans for the acquisition of durable goods and loans to finance exports and working capital for industrial companies, as well as various agricultural and livestock programs, all aimed at minimizing lay-offs during the current global financial crisis. The effectiveness of these measures will depend on the Argentine government’s ability to fund them without reducing the amount of funding for other budgeted activities as well as the degree of confidence they create in the overall stability of the Argentine economy.

In 2009, after six years of robust and continuous growth, the Argentine economy, according to official indicators, grew by only 1%, and according to private indicators, contracted by 3.5%. The Central Bank, reacting to local uncertainty and a bleak global economic environment, adopted policies aimed at avoiding a financial collapse. Specifically, the Central Bank sought to stabilize the exchange market. Although interest rates increased periodically during the course of the year, the exchange market remained relatively stable throughout.

According to official indicators, in 2011, real GDP in Argentina grew by approximately 8.9%, furthering the growth trend showed in 2010. The four most important factors behind the economic recovery are the following:

•	the agricultural boom, with a record harvest (especially soybeans);

•	a favorable international context (with Brazil growing at a 2.7% rate in 2011, which had a positive effect on the local industrial sector, and China pushing the demand for commodities in an environment of high prices);

•	a climate of financial stability prevented major shocks in the short term, primarily due to an oversupply of private dollars and a reduced probability of sovereign default in the short term; and,

•	an expansionary economic policy program (fiscal, monetary and income).

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

The following chart shows the variation in our average tariff, including taxes, in Pesos per MWh in the periods indicated:

As for the year 2011 Energy Purchases for Eden were: $85/MWh, VAD: $123.5/MWh and,Taxes: $99.3MWh.

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

Certain of our large users (which we refer to as wheeling system customers) are eligible to purchase their energy needs directly from generators in the wholesale electricity market and to acquire from us only the service of delivering that electricity to them. Our tariffs for these large users (known as wheeling charges) do not include, therefore, charges for energy purchases. Accordingly, wheeling charges consist of the fixed charge for recognized losses (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in our concession) and our distribution margin. As a result, although the amounts billed to wheeling system customers are relatively lower than those billed to other large users, namely industrial users, the distribution margin on sales to wheeling system customers is similar to that of other large users because we do not incur the corresponding cost of electric power purchases related to those sales.

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

According to the current regulatory framework, the ENRE is required to adjust the seasonal price charged to distributors in the wholesale electricity market every six months. However, between January 2005 and November 2008, the ENRE did not make these adjustments. In November 2008, the ENRE issued Resolution No. 628/08, which established the new tariffs applied by Edenor as of October 1, 2008 (see “— Tariffs — Distribution margin or value added for distribution (VAD) — Adjustment Agreement”) and modified seasonal prices charged to distributors, including the consumption levels that make up the pricing ladder. The new pricing ladder sets prices according to the following levels of consumption: bimonthly consumption up to 1,000 kWh; bimonthly consumption greater than 1,000 kWh and less than or equal to 1,400 kWh; bimonthly consumption greater than 1,400 kWh and less than or equal to 2,800 kWh; and bimonthly consumption greater than 2,800 kWh. In addition, the ENRE authorized us to pass through some regulatory charges associated with the electric power purchases to our customers, excluding residential customers with bi-monthly consumption levels below 1,000 kWh. In 2011, we collected Ps. 399.6 million through PUREE funds.

Upon the ratification of the Adjustment Agreement in January 2007, we again were allowed to charge our non-residential customers for increases in regulatory charges. As part of the RTI, we also expect we will be able to bill residential customers for accrued amounts under these increases, which we were not permitted to do under the Adjustment Agreement.On December 19, 2011, we submitted an application with the ENRE for approval of the implementation of CMM under the terms of the Adjustment Agreement for the period from May 2011 to October 2011, with a value of 7.721%, which should have been applied from 1 November 2011.

In 2011, the ENRE resolved the application employing the same two tables used in June to July 2009 and 2010; and in August and September 2009 and 2010 for the same periods of 2011. The implementation of this CMM sought to reduce the impact on billing for residential customers with bi-monthly consumption exceeding above 1000 kWh, given the increase in electricity consumption that is recorded during the winter. In accordance with the ENRE’s instruction, we continued splitting the variable charge of all invoices, identifying the amount of subsidized and unsubsidized by the Argentine government.

As of October 1, 2011, the tariff chart of October 2008 was reinstated pursuant to ENRE Resolution No. 628/2008. The floating charge of all invoices continues to be broken down into the amounts subsidized and not subsidized by the Argentine government.

On November 7, 2011, through Resolution SS.EE. No. 1301/2011, a new unsubsidized tariff scheme applicable to non-residential customers grouped together by certain economic activities, came into effect. According to this new tariff scheme, depending on the final seasonal schedule for the period November 2011 and April 2012 for the Wholesale Electricity Market, the affected customers will pay an average price of $320/MWh as from December 2011.

On November 24, 2011, through joint resolution No.218 of the Undersecretary for Coordination and Management Control, Ministry of Federal Planning and resolution No.799 of the Budget Undersecretary of Ministry of Finance of the Ministry of Economy and Public Finance, the removal of subsidies as from the January 1, 2012 applied to certain residential areas within the City of Buenos Aires, including the neighborhoods of Puerto Madero, Barrio Parque, Recoleta, portions of Palermo and certain closed community neighborhoods in the northern part of the Greater Buenos Aires Metropolitan Area.

On December 2, 2011, through joint resolution No. 229 of the Undersecretary for Coordination and Management Control, Ministry of Federal Planning and resolution No. 810 of the Budget Undersecretary of Ministry of Finance of the Ministry of Economy and Public Finance, the removal of subsidies as from January 1, 2012 applied to certain high-end residential type buildings in the City of Buenos Aires and to certain public agencies pertaining to the government of the City of Buenos Aires, as well as to the concessionaire of the highway network in the City of Buenos Aires.

On December 5, 2011, through Resolution SS.EE. No. 1537/2011, the Volunteer Waiver Form Subsidy was implemented.

These measures had no effect on the Company’s VAD, but potentially could have certain effects on our costs and demands and a positive impact on PUREE collections, which we are not able to asses as of the date of this annual report.

On December 19, 2011, we submitted an application to the ENRE for approval of CMM No.11 under the Adjustment Agreement for the period May 2011 to October 2011, with a value of 7.721%, that should have been applied since November 1, 2011.

In accordance with Resolution N° 1037/2007 of the Secretary of Energy, which was ratified by the Note 1383/08 of the Secretary of Energy, we are allowed to deduct from the amounts collected under the PUREE: (a) the sums paid by Edenor under the coefficient of quarterly adecquation (“CAT”) and (b) the amounts corresponding to the CMM, until the regulatory authorities adjusted our tariff in order to compensate us for these amounts. We cannot assure you that we will continue to be able to retain such funds in the future or that we will not be obligated to return a portion or all of such funds already retained.

We purchased a total of 18,862 GWh in 2011, 18,156 GWh in 2010 and 17,040 GWh in 2009 (excluding wheeling system demand). Until 2004, we purchased a portion of our energy needs under long-term supply contracts. Following the adoption of certain amendments to the pricing rules applicable to the wholesale electricity market pursuant to the Public Emergency Law, however, we currently purchase all of our energy supply in the wholesale electricity market at the spot price. We have not purchased any energy under long-term supply contracts since 2004 and we do not anticipate making any material purchases of energy in the term market in the near future.

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

At the time of our privatization, our total energy losses represented approximately 30% of our energy purchases, of which more than two thirds were non-technical losses attributable to fraud and illegal use of our service. Beginning in 1992, we implemented a loss reduction plan (plan de disciplina del mercado, or market discipline plan) that allowed us to gradually reduce our total energy losses to 10.0% by 2000, with non-technical losses of 2.7%. However, beginning in mid-2001 and up until 2004, we experienced an increase in our non-technical losses, as the economic crisis eroded the ability of our customers to pay their bills, and in our technical losses in proportion with the increased volume of energy we supplied during those periods. Our total losses amounted to 11.9% in 2009, 12.5% in 2010 and 12.6% in 2011.

The following table sets forth the approximate breakdown between technical and non-technical energy losses experienced in Edenor concession area over the periods indicated:

	Year ended December 31,
	2011	2010	2009
Technical losses	9.8%	9.8%	9.8%
Non-technical losses	2.8%	2.7%	2.1%
Total losses	12.6%	12.5%	11.9%

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

The Adjustment Agreement also contemplates a cost adjustment mechanism for the transition period during which the RTI process is being conducted. This mechanism, known as the Cost Monitoring Mechanism, or CMM, requires the ENRE to review our actual distribution costs every six months (in May and November of each year). If the variation between our actual distribution costs and our recognized distribution costs (as initially contemplated in the Adjustment Agreement or, if adjusted by any subsequent CMM, the most recent distribution cost base established by a CMM) is 5% or more, the ENRE is required to adjust our distribution margin to reflect our actual distribution cost base. The ENRE’s review is based on our distribution costs during the six-month period ending two months prior to the date on which the ENRE is required to apply the cost adjustment mechanism (on May 1 and November 1) and any adjustment will become effective from such date. The CMM takes into consideration, among other factors, the wholesale and consumer price indexes, current exchange rates, the price of diesel and construction costs and salaries, all of which are weighted based on their relative importance to operating costs and capital expenditures. We may also request that the CMM be applied at any time that the variation between our actual distribution costs and our then recognized distribution costs is at least 10% or more, and any adjustment to our distribution cost base that results from this CMM will become effective retroactively from the date we present the CMM request to the ENRE. We cannot make any assurances, however, that we will receive any future increases under the CMM.

On January 30, 2007, the ENRE formally approved our new tariff schedule reflecting the 28% increase in the distribution margins charged to our non-residential customers contemplated by the Adjustment Agreement. In addition, because the Adjustment Agreement is effective retroactively as of November 1, 2005, the ENRE applied the CMM retroactively in each of May and November 2006, the dates in each year on which the ENRE is required to apply the CMM. In the May 2006 CMM, the ENRE determined that our distribution cost base had increased by 8.032% (compared to the distribution cost base originally recognized in the Adjustment Agreement), and, accordingly, approved an equivalent increase in our distribution margins effective May 1, 2006. This increase, when compounded with the 28% increase granted under the Adjustment Agreement, resulted in an overall 38.3% increase in our distribution margins charged to our non-residential customers. In the November 2006 CMM, the ENRE determined that our distribution cost base had increased by 4.6% (compared to our distribution cost base as adjusted by the May 2006 CMM), and accordingly, did not approve any further increase in our distribution margins at such time.

The ENRE also authorized us to charge our non-residential customers the retroactive portion of these tariff increases for the period from November 2005 through January 2007, which amounted in the aggregate to Ps. 218.6 million and, at December 31, 2011, had been fully invoiced. As of December 31, 2011, we collected Ps. 9.7 million of this amount.

In October 2007, the Secretary of Energy issued Resolution No 1037/2007, which granted us an increase of 9.63% in our distribution margins to reflect an increase in our distribution cost base for the period from May 1, 2006 to April 30, 2007, compared to the recognized distribution cost base as adjusted by the May 2006 CMM. However, this increase was not incorporated into our tariff structure, and, instead, we were allowed to retain the funds that we are required to collect and transfer to the PUREE to cover this CMM increase and future CMM increases. In November 2007, we began accounting for the retroactive portion of the May 2007 CMM increase for the period from May 1, 2007 to October 31, 2007, which amounted to Ps. 49.6 million.

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

Furthermore, we requested an additional increase to our distribution margins under the CMM to account for fluctuations in the distribution cost base for the period from November 2007 to April 2008, in comparison to the distribution cost base recognized by the CMM in November 2007. The ENRE issued Note No. 81,399, which authorized a 5.791% increase under the CMM. As of the date of this annual report, the ENRE has not approved a new tariff scheme including this tariff increase.

As of January 23, 2012, we had submitted to the ENRE eight requests from CMM adjustments as described in the table below, since May 2008:

Assessment Period	Application Date	CMM Adjustment Requested
November 2007 – April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 - April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%
November 2009 – April 2010	May 2010	7.103%
May 2010 – October 2010	November 2010	7.240%
November 2010 – April 2011	May 2011	6.104%
May 2011 – October 2011	November 2011	7.721%
Cumulative:		61.986%

As of the date of this annual report, the ENRE has not yet responded to these requests (other than the request submitted in May 2008, as explained above), for which reason we are unable to reasonably estimate the amount receivable by us pursuant to the submitted requests in our financial statements until approval is granted by ENRE.

Although we believe that these increases comply with the terms of the CMM, we cannot assure you that the ENRE will grant us these increases in full, or at all, or if granted, that we will be able to bill our customers or otherwise recover these increases from other sources of payment (such as PUREE). See “Item 3. Key Information—Risk factors—Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariff adjusted to reflect increases in our distribution costs in a timely manner, could have a material adverse effect on our capacity to perform our financial and commercial obligations.” and “Item 3. Key Information—Risk factors—Risks Relating to the Electricity Distribution Sector—The Argentine government has intervened in the electricity sector in the past, and is likely to continue intervening.”

These increases, and any further increases granted under the CMM, will remain in force until the approval of a new tariff structure under the RTI.

As of December 31, 2011 and 2010 the amounts collected through the PUREE by Edenor, amounted to Ps. 867.1 million and Ps. 529.1 million, respectively, and have been disclosed under other non-current liabilities. Edenor is permitted to retain funds from the PUREE that it would otherwise be required to transfer to CAMMESA (Res. SE N° 1037/2007) in order to reimburse Edenor for the amounts it is owed under CMM increases not yet reflected in our distribution margin. As of December 31, 2011, we recorded Ps. 61.6 million under other current liabilities, which correspond to amounts collected through PUREE by Eden.

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

	VAD				Average Taxes				Electric Power Purchases
	November	January	February	October	November	January	February	October	November	January	February	October
Tariff(1)	2001	2005	2007	2008	2001	2005	2007	2008	2001	2005	2007	2008
Residential
TIRI (0-300)	49.40%	44.50%	44.50%	44.69%	28.70%	28.70%	28.70%	28.70%	21.90%	26.80%	26.80%	26.61%
TIRI2 (301-650)	36.20%	33.00%	33.00%	30.81%	29.20%	29.20%	29.20%	29.23%	34.60%	37.80%	37.80%	39.95%
TIR# (651-800)				32.08%				29.23%				38.68%
TIR4 (801-900)				31.63%				29.23%				39.13%
TIR5 (90-1000)				32.75%				29.23%				38.02%
TIR6 (1001-1200)				26.29%				29.23%				44.48%
TIR 7 (1201-1400)				27.18%				29.23%				43.59%
TIR8 (1401-2800)				25.94%				29.23%				44.83%
TIR9 (> 2800)				22.50%				29.23%				48.26%
Commercial - small demands
TIG1	55.10%	40.00%	47.80%	48.76%	25.70%	25.70%	25.70%	25.68%	19.20%	34.30%	26.50%	25.55%
TIG2	53.60%	31.10%	43.60%	42.39%	25.60%	25.60%	25.60%	25.64%	20.70%	43.20%	30.70%	31.97%
Commercial - medium demand
T2	43.30%	27.90%	35.50%	38.03%	25.60%	25.60%	25.60%	25.63%	31.00%	46.40%	38.90%	36.34%
Industrial
T3 low voltage below 300kw	44.20%	26.50%	34.30%	37.86%	25.70%	25.70%	25.70%	25.66%	30.10%	47.80%	40.10%	36.48%
T3 low voltage over 300kw	42.60%	24.50%	32.10%	27.09%	25.60%	25.60%	25.60%	25.62%	31.80%	49.90%	42.30%	47.29%
T3 medium voltage below 300kw	29.30%	14.10%	19.70%	25.25%	25.70%	25.70%	25.70%	25.68%	45.00%	60.30%	54.60%	49.06%
T3 medium volgate over 300kw	27.30%	12.30%	17.50%	17.71%	25.70%	25.70%	25.70%	25.69%	47.00%	62.00%	56.80%	56.60%
Average Tariff	41.20%	28.50%	33.90%	33.16%	27.20%	27.20%	27.20%	27.24%	31.50%	44.20%	38.90%	39.60%

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

Revisión Tarifaria Integral (Integral Tariff Revision, or RTI). Pursuant to the Adjustment Agreement, Edenor is currently engaged in an RTI process with the ENRE.

Our integral tariff proposal includes, among other factors, a recalculation of the compensation we receive for our distribution services, including taxes that are not currently passed onto our customers (such as taxes on financial transactions), a revised analysis of our distribution costs, modifications to our quality of service standards and penalty scheme and, finally, a revision of our asset base and rate of return. For this purpose, we have submitted to the ENRE a post-tax return on our asset base, which we calculate as operating income plus depreciation of property, plant and equipment, less the tax charge resulting from the application to this amount of the legal tax rate (currently, 35%), divided by the value of our gross asset base. We believe that this method of calculating our return on assets is consistent with the requirements of the Adjustment Agreement, although we cannot guarantee that the ENRE will not decide to use other factors or methods to calculate our return on assets.

On April 30, 2007, the Secretary of Energy issued Resolution No. 434/2007, which established that the new tariff structure resulting from the RTI would take effect on February 1, 2008 and would be implemented in two installments, in February and August 2008.

In July 2008, the Secretary of Energy issued Resolution 865/2008, which reviews the RTI schedule contemplated by the Adjustment Agreement. The Secretary of Energy revised the original RTI schedule and stated that the new tariff structure of the RTI would take effect in February 2009 and that if in February 2009 the tariff resulting from the RTI were greater than the tariff in place at that moment, the tariff increase would be applied in three stages: the first adjustment would take place in February 2009, the second in August 2009 and the last one in February 2010.

As of the date of this annual report, no resolution has been issued concerning the application of the electricity rate schedule resulting from the RTI, which was expected to be in effect since February 1, 2009.

On November 12, 2009, we submitted an integral tariff proposal to the ENRE’s Board of Directors as requested by ENRE Resolution No. 467/2008. Our proposal included, among other factors, a recalculation of the compensation we receive for our distribution services, including taxes that are not currently passed onto to our customers (such as taxes on financial transactions), a revised analysis of our distribution costs, modification to our quality of service standards and penalty scheme and, finally, a revision of our asset base and rate of return. Our presentation included three different scenarios and related tariff proposals; two scenarios contemplated in Resolution No. 467/08 of the ENRE and a third scenario which contemplated a quality regime and cost of undelivered energy similar to the one currently in effect. Each scenario included the assumptions on which the hypothetical scenario was prepared and detailed supporting studies: projected demand, demand curve studies by client category, environmental management plan, capital base study, study of the group of facilities required to meet the demand of a certain homogeneous market in terms of consumption with the lowest costs (known as “Sistemas Eléctricos Representativos”), contemplated investment plan, operating costs analysis, profitability rate analysis, resulting revenue requirement and electricity rate adjustment criterion. Each scenario assumed that the tariff increase would be implemented in three equal semiannual installments.

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

The outcome of the renegotiation of our tariff structure, however, is highly uncertain as to its final result. We cannot assure you that the renegotiation process will conclude in a timely manner or that the revised tariff structure will cover our costs and compensate us for inflation and currency devaluations in the future and provide us with an adequate return on our asset base. See “Item 3. Key Information—Risk factors—Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariff adjusted to reflect increases in our distribution costs in a timely manner, could have a material adverse effect on our capacity to perform our financial and commercial obligations.”

Social Tariff Regime. According to the Adjustment Agreement, we will be required to apply a social tariff regime as part of our revised tariff structure resulting from the RTI. This regime is a system of subsidized tariffs for the poverty-stricken sectors of the community to be approved by the ENRE in the context of the RTI. The social tariff regime will provide poverty-stricken sectors of the community with the same service and quality of service as other users. The beneficiaries under this regime must register with the Argentine government and meet certain criteria, including not owning more than one home and having a level of electricity consumption that is not higher than a maximum to be established by the Argentine government. According to the Adjustment Agreement, the Argentine government will subsidize the increased costs associated with the social tariff regime in part with contributions by users not subject to this regime. We will be required to cover a portion of these costs by not charging the beneficiaries of this regime for reconnection expenses and installation of new equipment, updating our billing system and granting payment plans to beneficiaries for existing past-due electricity bills. We currently anticipate that the incremental cost to us of providing services under the social tariff regime will not be significant. However, we cannot guarantee that the social tariff regime will be implemented in the manner, or under the terms, we currently anticipate.

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

Electricity demand

The following table sets forth the amount of electricity generated in Argentina and our electricity purchases in each of the periods indicated.

Year	Electricity Demand(1)	Edenor Demand(2)		Edenor’s Demand as a% of Total Demand
		(in GWh)
1994	55,827	11,386		20.4%
1995	57,839	11,629		20.1%
1996	61,513	12,390		20.1%
1997	66,029	13,046		19.8%
1998	69,103	13,768		19.9%
1999	71,689	14,447		20.2%
2000	75,591	15,148		20.0%
2001	78,098	15,414		19.7%
2002	76,483	14,865		19.4%
2003	82,261	15,811		19.2%
2004	87,477	16,673		19.1%
2005	92,340	17,623		19.1%
2006	97,590	18,700		19.2%
2007	102,950	20,233		19.7%
2008	105,959	20,863		19.7%
2009	104,592	20,676		19.8%
2010	110,767	22,053		19.9%
2011	116,418	26,120	(3)	22.5	%(3)

Source: Compañía Administradora del Mercado Mayorista Eléctrico, S.A. (CAMMESA)

(1)	Includes demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).
(2)	Calculated as electricity purchased by us and our wheeling system customers.
(3)	Includes Edenor and Eden demand.

Electricity demand in our concession area has grown an average of 4.3% per annum since 1994. The evolution of demand shows two growth periods interrupted by a slight decline in demand in 2002 attributable to the economic crisis, and a slight decrease registered in 2009, as a consequence of the global financial crisis.

The following graph represents the annual growth of energy purchased to satisfy the demand of each operating area within Edenor concession area from 2000 through 2011:

Beginning in mid-2001 through 2002, the decline in the overall level of economic activity and the deterioration in the ability of many of our customers to pay their bills as a result of the crisis led to an overall decrease in demand for electricity and an increase in non-technical energy losses. After the economic crisis, however, demand started growing again, increasing an average of 5.0% per annum from 2003 through 2011. This increase in demand was due to renewed growth in the Argentine economy since the second half of 2003 and the relative low cost of energy to consumers, in real terms, resulting from the freeze of our distribution margin and the elimination of the inflation adjustment provisions of our concession in 2002. Demand by residential customers increased by 4.4% in 2011, primarily due to the addition of new appliances and the relative low cost of energy, in real terms. Demand by our high-demand customers and wheeling system customers also experienced a 4.5% increase in 2011 due to an increase in economic activity, particularly in the industrial sector (which includes wheeling customers).

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

Public lighting demand has declined significantly over the past few years due to the introduction of low-consumption lighting. We believe that the public lighting category will continue to register low demand despite continued economic expansion and urban development. After having increased significantly in 2005, demand in shantytowns stabilized in 2006, remaining in line with historic growth levels, and was below the increase in demand for our low demand residential category of customers. However, overall demand in this category is relatively small in comparison to other larger categories of our customers. See “Item 4. Information on the Company—Framework Agreement (Shantytowns)”

The Argentine government has also implemented the PUREE in an attempt to curb increases in energy demand by offering rewards to residential and small commercial customers who reduce their energy usage in comparison to their use in 2003. In 2005, the Argentine government implemented a second version of the PUREE (PUREE II), which rewards residential and small commercial customers based on their usage in 2003 and industrial customers based on their usage in 2004. The PUREE II also penalizes industrial customers whose usage exceeds 90% of the 2004 levels and penalizes residential customers with bi-monthly consumption levels at or above 300 KWh and small commercial customers whose usage exceeds 90% of their usage levels for 2003. Residential customers with consumption levels below 300 KWh are exempt from penalty. In spite of the PUREE and PUREE II, energy demand has continued to increase during the three years it has been in effect.

On October 31, 2008, the Secretary of Energy adopted Resolution 1170/08, which excludes all the T1G, T2, T3 and T1R customers with bi-monthly consumption levels over and above 1,000 KWh from receiving PUREE reward payments.

On March 2, 2010, the Secretary of Energy adopted Resolution 45/2010, which revised the calculation of the coefficient used to reward T1R customers with consumption levels below 1,000 KWh. This resolution decreased the rewards that such users are entitled to receive.

We cannot assure you that the tariffs that result from the RTI or future economic, social and political developments in Argentina, over which we have no control, will not have an adverse effect on energy demand in Argentina. See “Item 3. Key Information—Risk factors—Risks related to the electricity distribution sector—Electricity demand may be affected by tariff increases, which may lead distribution companies, such as us, to record lower revenues.”

Capacity demand

Demand for installed capacity to deliver electricity generally increases with growth in demand for electricity. However, since the 2001 and 2002 crisis, with the exception of the two thermal generation plants described below, no new generation plants have been built in Argentina. However, the Argentine government has implemented some economic incentives, such as those contained in the Energía Plus Program, which have served to increase generating capacity in existing generation plants such as Central Térmica Güemes and Central Loma de la Lata. A lack of generation capacity would place limits on our ability to grow and could lead to increased service disruptions, which could cause an increase in our fines. See “Item 3. Key Information—Risk factors—Risks Relating to the Electricity Distribution Sector—if we experience energy shortages in the face of growing demand for electricity, our ability to deliver electricity to our customers could be adversely affected, which could result in customer claims, material penalties and decreased results of operations.”

In response to the lack of private investment in new generation plants, the Argentine government undertook a project to construct two 800 MW thermal generation plants, Central Termoeléctrica Manuel Belgrano and Central Termoeléctrica General San Martín. Construction of these two plants was completed and operations commenced in 2009. The two plants were constructed with funds derived from three sources: net revenues of generators derived from energy sales in the spot market, a special charge to our non-residential customers per MWh of energy billed and a specific charge from CAMMESA applicable to large users. In addition to the construction of these two new thermal generation plants, in September 2006 the Secretary of Energy issued Resolution No. 1281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This Resolution seeks to create incentives for energy generation plants to meet increasing energy needs. The government has also required us to finance 24%, and Edesur 26%, of the construction costs of two high-tension 220 kV lines between the Central Puerto and Central Costanera generators and the Malaver network, which will provide access to an additional 600MW of energy from the Central Puerto and Central Costanera generators that currently cannot be distributed due to saturation of their grids. We estimate that we will be required to contribute an aggregate of approximately Ps. 39.3 million to construction of the Malaver network under the scheduled capital expenditures of the Adjustment Agreement. The actual costs of this project will be determined at the time we receive and accept bids from third party contractors in connection with the project.

We cannot assure you that these initiatives will be implemented in a timely manner or that they will be able to serve our energy demands in the manner we anticipate.

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

The impact of seasonality on industrial demand for electricity is less pronounced than on the residential and commercial sectors, primarily because different types of industrial activity by their nature have different seasonal peaks, such that the climatic effect is more varied.

The chart below shows seasonality of demand in Edenor’s residential customer category for the periods indicated.

The chart below shows seasonality of demand in Edenor’s small commercial customer category for the periods indicated.

The chart below shows seasonality of demand in Edenor’s medium commercial customer category for the periods indicated.

The chart below shows seasonality of demand in Edenor’s industrial customer category for the periods indicated.

93

The chart below shows seasonality of demand in Eden’s residential customer category for the periods indicated.

The chart below shows seasonality of demand in Eden’s small commercial customer category for the periods indicated.

The chart below shows seasonality of demand in Eden’s medium commercial customer category for the periods indicated.

The chart below shows seasonality of demand in Eden’s industrial customer category for the periods indicated.

Taxes on Electricity Tariffs

Sales of electricity within our service area are subject to certain taxes, levies and charges at the federal, provincial and municipal levels. These taxes vary according to location and type of user. In general, residential and governmental users are subject to a lower tax rate than commercial and industrial users. Similarly, taxes are typically higher in the Province of Buenos Aires than in the City of Buenos Aires. All of these taxes are billed to our customers along with electricity charges.

Framework Agreement (Shantytowns)

Since 1994, we have supplied electricity to low-income areas and shantytowns within our concession area under a special regime established pursuant to a series of framework agreements. For a discussion of these agreements and our ongoing negotiations to extend the most recent framework agreement, see “Item 4. Information on the Company—Framework Agreement (Shantytowns)”

Operating Expenses

Our most significant operating expenses are transmission and distribution expenses, which include depreciation charges, salaries and social security taxes, outsourcing and purchases of materials and supplies, among others.

We seek to maintain a flexible cost base by achieving an optimal level of outsourcing, which allows us both to maintain a lower cost base and gives us the ability to respond more quickly to changes in our market. We had approximately 3,096, 2,682 and 3,611 third party employees under contract with us as of December 31, 2011, 2010 and 2009, respectively. The number of third parties employees as of December 31, 2011, includes 300 employees under contract with us as a result of our acquisition of Aeseba. The number of third-party employees under contract does not directly relate to the number of third-party employees actually performing services for us at any given time, as we only pay for the services of these employees on an as-needed basis. See “Item 6. Directors, Senior Management and Employees—Employees.”

Our principal material and supply expenses consist of purchases of wire and transformers (i.e., electromagnetic devices used to change the voltage level of alternating-current electricity), which we use to maintain our network.

Summary Historical Results of Operations

The following table provides a summary of our operations for the years ended December 31, 2011, 2010 and 2009.

	Year ended December 31,
	2011(1)		2010		2009
	(in millions of Pesos)
Net sales	Ps.	3,565.0	Ps.	2,173.6	Ps.	2,077.9
Electric power purchases		(1,593.9)		(1,069.7)		(1,003.4)
Gross margin		1,971.1		1,103.9		1,074.5
Transmission and distribution expenses		(1,188.7)		(636.3)		(548.6)
Selling expenses		(429.9)		(194.2)		(159.0)
Administrative expenses		(323.4)		(178.9)		(144.0)
Subtotal		29.0		94.5		222.9
Financial income (expenses) and holding gains (losses)
Generated by assets		8.7		5.1		61.8
Generated by liabilities		(353.1)		(165.2)		(217.7)
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and from the Payment Plan Agreement with the Province of Buenos Aires		1.2		11.6		3.4
Adjustment to present value of notes		-		(4.2)		(5.2)
Gain (Loss) from repurchase of notes		6.5		(7.1)		81.5
Other (expenses) income, net		(25.3)		(9.8)		23.3
Gain (loss) in permanent investments		-		-		-

	Year ended December 31,
	2011(1)		2010		2009
	(in millions of Pesos)
Negative Goodwill amortization		12.3		-		-
Result from valuation of other assets available for sale at NRV		(75.0)		-		-
Results holdings in related companies		0.9		-		-
Net (loss) income before income tax and minority interest		(394.7)		(75.2)		170.0
Income tax		(22.4)		26.1		(79.3)
Minority interest		(18.2)		-		-
Net (loss) income for the year	Ps.	(435.4)	Ps.	(49.1)	Ps.	90.6

(1)    Consolidated financial data as of December 31, 2011 consolidates the results of Edenor, Emdersa and Aeseba for the period from March 1, 2011 to December 31, 2011. For more information relating to the acquisition of Emdersa and Aeseba and the pending divestitures of the subsidiaries of Emdersa, see “Item 4. Information on the Company—History and Development of the Company—Acqusition of Emdersa and Aeseba.”

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010.

Financial information for the year ended December 31, 2011 includes financial data of Edenor, Emdersa and Aeseba for the period from March 1, 2011 to December 31, 2011. As of December 31, 2011, Edenor announced the decision of the Board of Directors to divest Emdersa so its consolidation was discontinued accordingly.

Net Sales

Net sales increased 64.0% to Ps. 3,565.0 million in the year ended December 31, 2011 from Ps. 2,173.6 million in the year ended December 31, 2010. Net sales as of December 31, 2011 comprised net sales of Emdersa (Ps. 764.3 million), Aeseba (Ps. 519.9 million) and Edenor (Ps. 2,280.9 million). The overall increase in net sales was mainly due to our consolidation of the net sales of (i) Emdersa, which accounted for 55% of the increase in net sales, (ii) Aeseba, which accounted for 37% of the increase, and, to a lesser extent (iii) Edenor, which recorded a 4.9% increase in its unconsolidated net sales, which increased to Ps. 2,280.9 million as of December 31, 2011 from Ps. 2,173.6 million as of December 31, 2010. The increase in the unconsolidated net sales of Edenor was mainly due to a 4.2% increase in the volume of energy sold, which went from 19,292 GWh in 2010 to 20,098 GWh in 2011. This increase is mainly due to a 2.8% increase in the average consumption per customer and a 1.2% increase in the number of customers.

Net energy sales represented approximately 96.6% of our net sales in 2011 and 97.8% in 2010; late payment charges, pole leases, and connection and reconnection charges account for the remaining balance

Electric Power Purchases

The amount of electric power purchases increased 49.0% to Ps. 1,593.9 million for the year ended December 31, 2011 from Ps. 1,069.7 million for the year ended December 31, 2010. This increase of Ps. 524.2 million was due to the consolidation of the electric power purchases of (i) Emdersa (Ps. 263.5 million), which accounted for 50% of the increase, (ii) Aeseba (Ps. 198.5 million), which accounted for 38% of the increase and (iii) Edenor (Ps. 1,130.9 million), which accounted for 12% of the increase. Electric power purchases of Edenor on an unconsolidated basis grew 5.7% to Ps. 1,130.9 million for the year ended December 31, 2011 from Ps. 1,069.7 million for the year ended December 31, 2010.

The volume of electric power purchases of Edenor on a standalone basis increased 3.9% to 18,862 GWh for the year ended December 31, 2011 from 18,156 GWh for the year ended December 31, 2010 (in both cases excluding wheeling system demand).

Energy losses increased slightly to 12.6% for the year ended December 31, 2011 from 12.5% for the year ended December 31, 2010. See “—Factors Affecting Our Results of Operations—Recognition of Cost of Energy Losses.”

Gross Margin

Our gross margin increased 78.6% to Ps. 1,971.1 million for the year ended December 31, 2011 from Ps. 1,103.9 million for the year ended December 31, 2010. This increase of Ps. 867.2 million was due to the consolidation of the gross margin of (i) Emdersa (Ps. 500.8 million), which accounted for 58% of the increase, (ii) Aeseba (Ps. 321.4 million), which accounted for 37% of the increase and (iii) Edenor (Ps. 1,150.0 million) which accounted for 5% of the increase. The gross margin of Edenor on an unconsolidated basis grew 4.2% in the year ended December 31, 2011 as compared to the year ended December 31, 2010, mainly due to the increase in energy sales which was partially offset by a Ps. 1.1 million increase in the accrual for fines and the energy losses in the year ended December 31, 2011.

Transmission and Distribution Expenses

Transmission and distribution expenses increased 86.8% to Ps. 1,188.7 million for the year ended December 31, 2011 from Ps. 636.3 million for the year ended December 31, 2010. This Ps. 552.4 million increase was due to the consolidation of the transmission and distribution expenses of Emdersa (Ps. 169.7 million), Aeseba (Ps. 131.3 million) and Edenor (Ps. 888.8 million) which accounted for 31%, 24% and 46% of the increase, respectively. Edenor’s unconsolidated transmission and distribution expenses increased 39.7% for the year ended December 31, 2011 as compared to the year ended December 31, 2010. This increase was mainly due to a Ps. 115.6 million increase in outsourcing (mainly attributable to increases in contractor prices) and a Ps. 107.8 million increase in salaries and social security taxes (attributable to an increase in employee compensation granted in 2011).

As a percentage of net sales, transmission and distribution expenses increased to 33.3% for the year ended December 31, 2011 from 29.3% in the year ended December 31, 2010.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicatedThe figures as of December 31, 2011, are presented on a consolidated basis.

	Year ended December 31,
				% of 2011				% of 2010
	2011			net sales	2010			net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps	499.0	42.0%	14.0%	Ps.	293.3	46.1%	13.5%
Supplies consumption		64.1	5.4%	1.8%		36.8	5.8%	1.7%
Outsourcing		333.7	28.1%	9.4%		118.4	18.6%	5.4%
Depreciation of property, plant and equipment		242.9	20.4%	6.8%		169.4	26.6%	7.8%
Others		48.9	4.1%	1.4%		18.4	2.9%	0.8%
Total	Ps.	1,188,7	100.0%	33.3%	Ps.	636.3	100.0%	29.3%

Selling Expenses

Our selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses increased 121.3% to Ps. 429.9 million for the year ended December 31, 2011 from Ps. 194.2 million for the year ended December 31, 2010. This increase of Ps. 235.7 million was due to the consolidation of the selling expenses of Emdersa (Ps. 97.3 million), which accounted for 41% of the increase, Aeseba (Ps. 49.9 million), which accounted for 21% of the increase and Edenor (Ps. 282.7 million) which accounted for 38% of the increase. The selling expenses of Edenor on an unconsolidated basis increased by 45.5% for the year ended December 31, 2011 as compared to the year ended December 31, 2010. The increase in selling expenses of Edenor on an unconsolidated basis was mainly due to a Ps. 38.8 million increase in outsourcing expenses (mainly attributable to increases in contractor prices), a Ps. 21.3 million increase in salaries and social security taxes (attributable to an increase in employee compensation granted in 2011) and a Ps. 20.6 million increase in accrual for doubtful accounts, due to the fact that the Addenda signed among the Argentine government, the Province of Buenos Aires and the Company is still pending approval by the Minister of Federal Planning, Public Investment and Services.

As a percentage of net sales, selling expenses increased to 12.1% in the year ended December 31, 2011 from 8.9% in the year ended December 31, 2010.

The following table sets forth the principal components of our selling expenses for the years indicated. The figures as of December 31, 2011, are presented on a consolidated basis

	Year ended December 31,
	2011			2011% of net sales	2010			2010% of net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps.	125.6	29.2%	3.5%	Ps.	68.1	35.1%	3.1%
Allowance for doubtful accounts		39.4	9.2%	1.1%		21.2	10.9%	1.0%
Outsourcing		158.6	36.9%	4.4%		48.1	24.8%	2.2%
Taxes and charges		56.3	13.1%	1.6%		20.6	10.6%	0.9%
Others		50.0	11.6%	1.4%		36.2	18.7%	1.7%
Total	Ps.	429.9	100.0%	12.1%	Ps.	194.2	100.0%	8.9%

Administrative Expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation, maintenance and advertising.

Administrative expenses increased 80.8% to Ps. 323.4 million for the year ended December 31, 2011 from Ps. 178.9 million for the year ended December 31, 2010. This increase of Ps. 144.5 million was mainly due to the consolidation of the administrative expenses of Emdersa (Ps. 99.1 million), which accounted for 69% of the increase, Aeseba (Ps. 29.1 million), which accounted for 20% of the increase and Edenor (Ps. 195.2 million) which accounted for 11% of the increase. The administrative expenses of Edenor on an unconsolidated basis increased 9.1% in the year ended December 31, 2011 as compared to the year ended December 31, 2010. The increase in administrative expenses of Edenor on an unconsolidated basis was mainly due to a Ps. 10.1 million increase in outsourcing expenses (mainly attributable to increases in contractor prices) and a Ps. 3.5 million increase in salaries and social security taxes (attributable to an increase in employee compensation granted in 2011).

As a percentage of net sales, administrative expenses increased to 9.1% in the year ended December 31, 2011 from 8.2% in the year ended December 31, 2010.

The following are the principal components of our administrative expenses for the years indicated. The figures as of December 31, 2011, are presented on a consolidated basis

	Year ended December 31,
				2011% of				2010% of
	2011			net sales	2010			net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps.	141.3	43.7%	4.0%	Ps.	77.0	43.0%	3.5%
Computer services		29.7	9.2%	0.8%		26.7	15.0%	1.2%
Outsourcing		41.6	12.9%	1.2%		13.9	7.8%	0.6%
Advertising expenses		7.5	2.4%	0.2%		18.4	10.3%	0.8%
Others		103.3	31.8%	2.9%		42.8	23.9%	2.0%
Total	Ps.	323.4	100.0%	9.1%	Ps.	178.9	100.0%	8.2%

Financial Income (Expense) and Holding Gains (Losses)

Financial income and holding gains generated by assets were Ps. 8.7 million for the year ended December 31, 2011, compared to Ps. 5.1 million for the year ended December 31, 2010. This increase of Ps. 3.7 million was primarily due to an increase in holding gains and an increase in the exchange rate, and was partially offset by an increase in taxes.

Financial expenses and holding losses generated by liabilities, which include financial interest, exchange results and other expenses, increased to Ps. 353.1 million for the year ended December 31, 2011, compared to Ps. 165.2 million for the year ended December 31, 2010, mainly due to the increase in interest payments generated by our indebtedness and the weakening of the Peso against the dollar.

Adjustment to Present Value of Notes

We record our financial debt on our balance sheet at fair value pursuant to our management’s best estimate of the amounts expected to be paid in the future. Fair value is determined as the present value of the future cash flows to be paid (including payment of interest) under the terms of the debt discounted at a rate commensurate with the risk of the debt instrument and the time value of money. The adjustment to present value of the future cash flows of our outstanding debt issued applying a market annual interest rate of 10.5%, was zero in the year ended December 31, 2011 because the restructured debt was cancelled in full. For the year ended December 31, 2010, it generated an accounting non-cash loss of Ps. 4.2 million.

Adjustment to Present Value of the Retroactive Tariff Increase Arising From the Application of the New Electricity Rate Schedule

The retroactive portion of the February 2007 tariff increase, which amounts to an aggregate of Ps. 218.6 million, was invoiced in 55 consecutive monthly installments to our non-residential customers, starting in February 2007. As of December 31, 2011, this retroactive tariff adjustment has been invoiced completely.

In accordance with Argentine GAAP, we account for long -term financing plans at their net present value, which we calculate at a discount rate of 10.5% for the retroactive tariff increase. We recorded a non-cash loss, accounted for as an adjustment to our retroactive tariff receivables, of Ps. 1.2 million for the year ended December 31, 2011, as compared to non-cash loss of Ps. 11.6 million for the year ended December 31, 2010.

Other Income (Expenses), Net

Other income (expenses), net, includes mainly retirement payments, severance payments and accrual for lawsuits. Other income (expenses), net decreased 158.2% to a loss of Ps. 25.3 million for the year ended December 31, 2011, compared to a loss of Ps. 9.8 million for the year ended December 31, 2010. The decrease of Ps. 15.4 million was mainly due to increases in the allowance for contingencies (Ps. 17.2 million) and voluntary retirement bonuses (Ps. 10.9 million).

Negative Goodwill amortization

Goodwill represents the difference in excess of the fair value of assets acquired and the consideration paid.

As a result of such negative goodwill in the acquisition of our subsidiary, Emdersa, we recorded an amortization gain of Ps. 12.3 million in the year ended December 31, 2011. We did not record any goodwill amortization in 2010.

Result of valuation of other assets available for sale

Investment in Emdersa has been valued in accordance with Technical Resolution No. 21 of the FACPCE, which require these investments to be valued at their estimated realizable value, which is lower than their equity value.

As a consequence, we recorded a loss of Ps. 75.0 million in the fourth quarter of 2011.

Income Tax

We recorded an income tax charge of Ps. 22.4 million for the year ended December 31, 2011, compared to an income tax credit of Ps. 26.1 million for the year ended December 31, 2010. This increase of Ps. 48.6 million was due to the consolidation of Emdersa (Ps. 17.5 million charge), which accounted for 36% of the increase and Aeseba (Ps. 34.6 million charge), which accounted for 71%, and was partially offset by a tax credit of Ps. 29.7 million on behalf of Edenor on an unconsolidated basis. The credit of Edenor on an unconsolidated basis increased 13.5% for the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Minority Interest

We recorded a loss of Ps. 18.2 million for the year ended December 31, 2011.

Net (Loss) Income

We recorded a net loss of Ps. 435.4 million for the year ended December 31, 2011, compared to a net loss of Ps. 49.1 million for the year ended December 31, 2010. This decrease was mainly due to an increase in operating expenses, an increase in financial expenses and holding losses generated by liabilities and a decrease in other income, each as described above.

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

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated:

	Year ended December 31,
				% of 2010				% of 2009
	2010			net sales	2009			net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps.	293.3	46.1%	13.5%	Ps.	219.8	40.1%	10.6%
Supplies consumption		36.8	5.8%	1.7%		34.3	6.3%	1.7%
Outsourcing		118.4	18.6%	5.4%		110.2	20.1%	5.3%
Depreciation of property, plant and equipment		169.4	26.6%	7.8%		166.8	30.4%	8.0%
Others		18.4	2.9%	0.8%		17.4	3.2%	0.8%
Total	Ps.	636.3	100.0%	29.3%	Ps.	548.6	100.0%	26.4%

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

In terms of percentage of net sales, selling expenses increased from 7.6% in the year ended December 31, 2009 to 8.8% in the year ended December 31, 2010.

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

Income Tax

We recorded an income tax credit of Ps. 26.1 million in the year ended December 31, 2010, compared to a charge of Ps. 79.3 million in the year ended December 31, 2009.

Net (Loss) Income

We recorded net loss of Ps. 49.1 million in the year ended December 31, 2010, compared to net income of Ps. 90.6 million in the year ended December 31, 2009. This decrease was mainly due to an increase in operating expenses, a decrease in financial results generated by assets and a decrease in Other Income (Expenses), Net, as described above.

Liquidity and capital resources

Sources and Uses of Funds

Historically, our sources of liquidity have been cash flow from operations and long-term borrowings. However, our ability to access the capital and bank loan markets was effectively eliminated as a result of the 2001 and 2002 economic crisis in Argentina and our resulting default on our then-outstanding financial debt, as well as the Argentine government’s imposition of transfer restrictions on payments of foreign financial obligations. We have recovered the ability to incur new financial debt with the closing of our financial debt restructuring in April 2006. See “—Debt.”

Our cash flow from operations has been significantly affected in recent periods due to our failure to obtain adjustments to our tariffs to cover increases in our distribution costs, resulting in a working capital deficiency as of December 31, 2011. We are currently engaged in RTI with the ENRE, as required by the Adjustment Agreement, but the timeline for completing this process and the favorability to us of the final resolution are both uncertain. The Adjustment Agreement currently contemplates a cost adjustment mechanism for the transition period during which the RTI is being conducted. This mechanism, known as the Cost Monitoring Mechanism (CMM), requires the ENRE to review our actual distribution costs every six months (in May and November of each year) and adjust our distribution margins to reflect variations of 5% or more in our distribution cost base. We may also request that the ENRE apply the CMM at any time that the variation in our distribution cost base is at least 10% or more. Despite the adjustment we were granted under the CMM in October 2007 and July 2008, we cannot assure you that we will receive similar adjustments in the future. As of the date of this annual report we have requested eight increases under the CMM beginning in May 2008, which increases are still being reviewed by the ENRE. Under the terms of the Adjustment Agreement, these eight increases should have been approved between May 2008 and November 2011. If we are not able to recover all of the incremental costs contemplated by the increase requests pursuant to the CMM and all such future cost increases or there is a significant lag time between when we incur the incremental costs and when we receive increased revenues, and/or if we are not successful in achieving a satisfactory re-negotiation of our tariff structure, we may be unable to comply with our financial and commercial obligations, we may suffer liquidity shortfalls and we may need to restructure our debt to ease our financial condition, any of which, individually or in the aggregate, would have a material adverse effect on our business and results of operations and may cause the value of our ADSs to decline. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern and our auditors’ report included elsewhere in this annual report contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Tariffs” and “Item 3. Key Information—Risk factors—Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariff adjusted to reflect increases in our distribution costs in a timely manner, could have a material adverse effect on our capacity to perform our financial and commercial obligations. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern.”

Our principal uses of cash are expected to be operating costs, the servicing of our financial debt and, to the extent we are able to generate sufficient cash flow from operations, capital expenditures. We may need to incur indebtedness in the short term to afford to cover operating costs, including further increases in our distribution costs and/or debt service payments. However, we are subject to limitations on our ability to incur new debt under the terms of our debt instruments. See “—Debt.” Finally, we expect to generate additional cash flow through the pending sale of the subsidiaries of Emdersa. See “Item 4. Information on the Company—History of the Company.”

As of December 31, 2011, our cash and cash equivalents amounted to Ps. 100.4 million. We generally invest our cash in a range of instruments, including sovereign debt, corporate debt securities and other securities. The table below reflects our cash and cash equivalents position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	Year ended December 31,
	2011		2010		2009
	(in millions of Pesos)
Cash and cash equivalents at the beginning of the year	Ps.	676.8	Ps.	228.4	Ps.	126.4
Net cash provided by operating activities		511.8		526.9		668.0
Of which:
Financial interest paid, net of interest capitalized		(106.2)		(64.9)		(76.8)
Net cash provided by (used in) investing activities		975.2		(381.3)		(404.2)
Net cash provided by (used in) financing activities		80.4		302.9		(161.8)
Cash and cash equivalents at the end of the year	Ps.	133.0	Ps.	676.8	Ps.	228.4

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by 2.9% to Ps. 511.8 million in the year ended December 31, 2011, compared to Ps. 526.9 million in the year ended December 31, 2010. This decrease is attributable to:

•	a decrease in net income from a net loss of Ps. 49.1 million for the year ended December 31, 2010, to a net loss of Ps. 435.4 million for the year ended December 31, 2011, mainly due to an increase in operating expenses, an increase in financial expenses and holding losses generated by liabilities and a decrease in other incomes;

•	positive adjustments in net income for non-cash charges in the year ended December 31, 2010 that exceeded adjustments recorded in 2011, which include Ps. 178.4 million for depreciation of assets, Ps. 49.5 million for differences in exchange rates, interest and penalties on loans, and Ps. 16.3 million allowance for doubtful accounts, which was partially offset by a Ps. 55.7 million decrease in other investments and Ps. 11.6 million by the valuation at present value of the retroactive amount due under the Adjustment Agreement and other receivables; and

•	an increase in assets and liabilities, due to a Ps. 295.8 million increase in funds collected through the Program on Rational Use of Electric Energy (PUREE), a Ps. 74.5 million increase in other liabilities and a Ps. 69.0 million increase in wages and social charges. These increases were partially offset by a Ps. 45.8 million decrease in tax payments.

Net Cash provided by (used in) Investing Activities

Net cash used in investing activities increased 155.8% to Ps. 975.2 million in the year ended December 31, 2011 from Ps. 381.3 million in the year ended December 31, 2010.

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

Net Cash provided by (used in) Financing Activities

In the year ended December 31, 2011, our cash generated by financing activities decreased by 73.5%, from Ps. 302.9 million in the year ended December 31, 2010 to Ps. 80.4 million in the year ended December 31, 2011, primarily as a result of the issuance of U.S.$70 million of Senior Notes on April 25, 2011.

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

In the year ended December 31, 2009, we used Ps. 175.4 million to repurchase Senior Notes due 2017 and Fixed Rate Par Notes due 2016.

Edenor’s Capital Expenditures

Edenor’s concession does not require us to make mandatory capital expenditures. Edenor’s concession does, however, set forth specific quality standards that become progressively more stringent over time, which require us to make additional capital expenditures. Financial penalties are imposed on us for non-compliance with the terms of our concession, including quality standards.

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

Our capital expenditures consist of net cash used in investing activities during a specified period plus supplies purchased in prior periods and used in such specified period. The following table sets forth our actual capital expenditures for the years indicated:

	Year ended December 31,
	2011		2010		2009
	(in millions of Pesos)
Supplies	Ps.	323.3	Ps.	262.8	Ps.	280.8
Network maintenance and improvements		55.7		69.5		67.2
Legal requirements(1)		6.1		6.6		15.8
Communications and telecontrol		9.1		7.6		13.7
Others		36.3		42.3		26.7
Total	Ps.	430.6	Ps.	388.8	Ps.	404.3

(1)	Capital expenditures required to be made to comply with the ENRE quality standard and other regulations.

In 2011, in accordance with our capital expenditure program, we invested Ps. 430.6 million, a substantial portion of which was dedicated to increasing the capacity of our grid in line with the growth of our customer base, which increased 1.2% in 2011. In addition, we made investments in order to meet our quality standards levels and to maintain the level of past due receivables. Historical information on capital expenditures is not indicative of future capital expenditures.

As of January 31, 2012, we had incurred Ps. 27.2 million in capital expenditures for 2012.

EDEN’s Capital Expenditures

Eden’s concession does not require us to make mandatory capital expenditures. Eden’s concession does, however, set forth specific quality standards that become progressively more stringent over time, which require us to make additional capital expenditures. Financial penalties are imposed on us for non-compliance with the terms of our concession, including quality standards.

Prior to our privatization, a low level of capital expenditures and poor maintenance programs adversely affected the condition of our assets. After our privatization in 1997, we developed an aggressive capital expenditure plan to update the technology of our productive assets, renew our facilities and expand energy distribution services, automate the control of the distribution network and improve customer service. Following the crisis, however, the freeze of our distribution margins and the pesification of our tariffs and our inability to obtain financing, coupled with increasing energy losses, forced us to curtail our capital expenditure program and make only those investments that were necessary to permit us to comply with quality of service and safety and environmental requirements, despite increases in demand in recent years.

On the other hand, other sources of funds have been established to finance works in our electrical network, which includes, but is not limited to assets of Eden. These other sources include FREBA funds, PUREE works and Penalties works.

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

Our capital expenditures consist of net cash used in investing activities during a specified period plus supplies purchased in prior periods and used in such specified period. The following table sets forth our actual capital expenditures for the years indicated:

	Year ended December 31,
	2011			2010		2009
	(in millions of Pesos)
Growth	Ps.	33.3			22.9		28.2
Replacement		6.4			5.9		4.2
Public Safety		9.7			8.0		6.4
Quality Service		1.2			1.9		3.2
Environmental		1.6			1.9		2.9
IT, Communications & Technology Advance		6.1			3.5		2.3
Others		(2.5	)(1)		5.6		4.4
Total	Ps.	55.8		Ps.	49.8	Ps.	51.5

(1)	In 2011 includes PUREE adjustments of previous years by Ps. 7.2 million.

In 2011, in accordance with our capital expenditure program, we invested Ps. 55.8 million, a substantial portion of which was dedicated to increasing the capacity of our grid in line with the growth of our customer base, which increased 1.8% in 2011. In addition, we made investments in order to meet our quality standards and work in public safety programs. Historical information on capital expenditures is not indicative of future capital expenditures.

As of January 31, 2012, we had incurred Ps. 4.5 million in capital expenditures for 2012.

Debt

The economic crisis in Argentina had a material adverse effect on our operations. The devaluation of the Peso caused the Peso value of our U.S. Dollar-denominated indebtedness to increase significantly, resulting in significant foreign exchange losses and a significant increase, in Peso terms, in our debt service requirements. At the same time, our cash flow remained Peso-denominated and our distribution margins were frozen and pesified by the Argentine government pursuant to the Public Emergency Law. Moreover, the 2001 and 2002 economic crisis in Argentina had a significant adverse effect on the overall level of economic activity in Argentina and led to deterioration in the ability of our customers to pay their bills. These developments caused us to announce on September 15, 2002 the suspension of principal payments on our financial debt. On September 26, 2005, our board of directors decided to suspend interest payments on our financial debt until the restructuring of this financial debt was completed.

The purpose of the restructuring was to restructure all, or substantially all, of our outstanding debt, in order to obtain terms that would enable us to service our financial debt. We believe that the restructuring was the most effective and equitable means of addressing our financial difficulties for our benefit and that of our creditors. We developed a proposal that we believed was necessary to address our financial and liquidity difficulties, while we continued to pursue tariff negotiations with the Argentine government to improve our financial condition and operating performance.

On January 20, 2006, we launched a voluntary exchange offer and consent solicitation to the holders of our outstanding financial debt. All of these holders elected to participate in the restructuring and, as a result, on April 24, 2006, we exchanged all of our then-outstanding financial debt for the following three series of newly issued notes, which we refer to as the restructuring notes:

•	U.S. $123,773,586 Fixed Rate Par Notes due December 14, 2016, with approximately 50% of the principal due and payable at maturity and the remainder due in semiannual installments commencing June 14, 2011, and bearing interest starting at 3% and stepping up to 10% over time;

•	U.S. $12,656,086 Floating Rate Par Notes due December 14, 2019, with the same payment terms as the Fixed Rate Par Notes and bearing interest at LIBOR plus a spread, which starts at 1% in 2008 and steps up to 2% over time; and

•	U.S. $239,999,985 Discount Notes due December 14, 2014, with 60% of the principal due and payable at maturity and the remainder due in semiannual installments commencing on June 14, 2008, and bearing interest at a fixed rate that starts at 3% and steps up to 12% over time.

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

In May 2009, we issued Ps. 75.7 million principal amount of Par Notes due 2013 under our Medium Term Note Program. The Par Notes due 2013 are denominated and payable in Pesos and accrue interest on a quarterly basis at a rate equal to the private BADLAR, as published by the Central Bank, for each such quarter plus 6.75%. Principal on the notes is payable in 13 quarterly installments, starting on May 7, 2010. As of December 31, 2011, the outstanding amount was Ps. 35.0 million.

During 2009, we repurchased and cancelled U.S. $32.2 million Fixed Rate Par Notes due 2016 and repurchased U.S. $53.8 million Senior Notes due 2017, U.S. $24.5 million of which was transferred to us as a consequence of the dissolution of the discretionary trust described below.

On October 25, 2010, we issued Senior Notes due 2022 with a face value of U.S.$ 230.3 million, of which U.S.$ 140 million were subscribed under a cash offer and U.S.$ 90.3 million were exchanged, as a result of an exchange offer, for Senior Notes due 2017, paying in cash U.S.$ 9.5 million plus accrued unpaid interest on those Senior Notes due 2017. Edenor lunched an offer to purchase under which we purchased Senior Notes due 2017 with a face value of U.S. $33.6 million for U.S. $35.8 million, including payment of accrued and unpaid interest on the Senior Notes due 2017.

The Senior Notes due 2022 have a 12-year maturity and were issued at par, with interest accruing from the date of issuance at a fixed rate of 9.75% and payable semi-annually on October 25 and April 25 of each year, with the first interest payment on April 25, 2011.

During 2010 we repurchased and cancelled in several market transactions approximately U.S. $7.3 million in principal amount of our Fixed Rate Par Notes due 2016 and U.S. $0.04 million of our Senior Notes due 2017. Additionally, on October 18, 2010, we cancelled Senior Notes due 2017 with a nominal value of U.S. $65.3 million.

In addition, on October 25, 2010, November 4, 2010, and December 9, 2010, we cancelled Senior Notes due 2017 for a face value of U.S. $122.6 million, U.S. $1.3 million, and U.S. $0.04 million, respectively, representing approximately 83.3% of the Senior Notes due 2017 then outstanding. As of December 31, 2011, the outstanding amount of Senior Notes due 2017 was U.S. $24.8 million.

On December 13, 2010, we cancelled the outstanding amount of our Fixed Rate Par Notes due 2016.

In February 2011, JPMorgan Chase Bank N.A., Sucursal Argentina, Deutsche Bank S.A., Banco Macro S.A., Banco de la Nación Argentina and Standard Bank Argentina S.A. granted us a series of short-term loans for a total of Ps. 280 million, at an average annual interest rate of 14.5% and for an average term of 90 days. The proceeds of these loans were used to grant short-term loans to certain of our affiliates. Such affiliates used the proceeds of these short-term loans to repay a portion of their own indebtedness. Below is a brief description of the Short-Term Loans we received and of the short-term loans we granted to certain of our affiliates.

Short-Term Loans received by Edenor:

•	Banco Macro S.A. granted us a loan in an aggregate principal amount of Ps. 60 million (approximately U.S. $15 million) maturing on May 13, 2011 and bearing interest at an annual rate of 15.16%, payable in a single installment at maturity;

•	Deutsche Bank S.A. granted us a loan in an aggregate principal amount of Ps. 60 million (approximately U.S. $15 million) maturing on May 13, 2011 and bearing interest at an annual rate of 14.85%. Accrued interest shall be payable monthly and principal shall be repaid in a single installment at maturity;

•	Standard Bank Argentina S.A. granted us a loan in an aggregate principal amount of Ps. 55 million (approximately U.S. $13.75 million) maturing on May 13, 2011 and bearing interest at an annual rate of 14.75%. Accrued interest shall be payable monthly and principal shall be repaid in a single installment at maturity;

•	Banco de la Nación Argentina granted us loans in an aggregate principal amount of Ps. 81 million (approximately U.S. $20.25 million), in three different tranches: (i) Ps. 50 million (approximately U.S. $12.5 million) were disbursed on February 16, 2011; this tranche bears interest at an annual rate equal to the BADLAR Rate (as defined below) plus 400 bps and matures on August 16, 2011, (ii) Ps. 21 million (approximately U.S. $5.25 million) were disbursed on February 16, 2011; this tranche bears interest at an annual rate of 11% and is renewable for fifteen-day periods until September 30, 2011, and (iii) Ps. 10.0 million (approximately U.S. $2.5 million) were disbursed on March 4, 2011; this tranche bears interest at an annual rate equal to the BADLAR Rate plus 400 bps and matures on September 5, 2011. The BADLAR Rate is the interest rate for a 30 to 35 day fixed-term deposit of more than Ps. 1.0 million in Argentine private banks, which is published daily by the Central Bank; and

•	JPMorgan Chase Bank N.A., Sucursal Argentina granted us a loan in an aggregate principal amount of Ps. 24 million (approximately U.S. $6 million) maturing on May 13, 2011 and bearing interest at an annual rate of 12%. Accrued interest is payable monthly and principal shall be repaid in a single installment at maturity.

Short-Term Loans granted by us to certain of our affiliates:

•	Loan granted to Eden in an aggregate principal amount of Ps. 80.0 million (approximately U.S. $20.0 million);

•	Loan granted to Edelar in an aggregate principal amount of Ps. 31.2 million (approximately U.S. $7.80 million);

•	Loan granted to Edesa in an aggregate principal amount of Ps. 131.3 million (approximately U.S. $32.83 million); and

•	Loan granted to Edesal in an aggregate principal amount of Ps. 37.5 million (approximately U.S. $9.37 million). This loan was canceled when Edesal was sold to Rovella.

The proceeds of these short-term loans were applied by Edelar, Edesa and Edesal to repay certain overdrafts of Edelar, Edesa and Edesal, and a portion of the balance under the loan agreement dated July 15, 2010, among Edelar, Edesa, Edesal, Standard Bank Argentina S.A., Banco Hipotecario S.A., Banco de Galicia y Buenos Aires S.A., Banco Ciudad de Buenos Aires y Banco Itaú Argentina S.A.

On March 4, 2011, as a result of the change of control in Eden triggered by our acquisition of Aeseba, Eden prepaid its loan with Standard Bank Argentina S.A. and HSBC Argentina S.A. Such repayment was made with Eden’s funds and with the proceeds from the short-term loan that we granted to Eden in an aggregate amount equal to Ps. 80.0 million.

On the same date, we redeemed and cancelled all of our Floating Rate Par Notes due 2019.

In addition, on April 4, 2011, we and Pampa Energía S.A. entered into an agreement pursuant to which the Company would receive a U.S.$5 million two-year term loan at an annual rate of 5%. The loan was used to finance several investments of the Company. This loan was repaid on November 3, 2011.

On April 26, 2011, we issued approximately U.S. $69.7 million Senior Notes due 2022. This issuance constituted a reopening of the Senior Notes due 2022 originally issued in 2010; the new notes have the same terms as the Senior Notes due 2022 originally issued in 2010. The first interest payment on the new notes was made on October 25, 2011 and its cash proceeds were used to cancel the Short-Term Loans.

In the last week of April, we used the cash proceeds from the reopening of the Senior Notes due 2022 to cancel the Short-Term Loans.

On April 29, 2011, we entered into one-year term loans (with a maturity date of April 30, 2012) with each of Eden, Edesal, Edelar and Edesa to refinance the loans we granted to them at the time that we acquired them, with the purpose of allowing for the restructuring of their financial loans, in the amounts of Ps. 80.0 million, in the case of Eden, Ps. 31.2 million in the case of Edelar, Ps. 131.3 million in the case of Edesa and Ps. 37.5 million in the case of Edesal, each at an annual nominal rate of 16% with semiannual interest payments due on October 31, 2011 and April 30, 2012. These financing conditions are in accordance with those usually obtained in the market for this type of transaction.

Furthermore, on November 3, 2011, we granted a loan to Eden for U.S.$3.1 million at an annual rate of 8.50% and final maturity on November 2, 2012, which was used by Eden to pay its management fee to EASA.

Additionally, on July 8, August 5 and December 29, 2011, Eden made payments for Ps. 2.0 million, Ps. 2.5 million and Ps. 1.5 million, respectively, as early repayments of the loan granted by us, and in February 2012, Eden paid an additional Ps. 60.0 million . As of the date of this annual report, Eden’s outstanding intercompany indebtedness to us amounts to U.S.$ 3.1 million and Ps. 14.0 million

Line of Credit – Banco Ciudad Loan

In order to optimize our management of working capital, in August 2011, as part of our line of credit with Banco Ciudad, we received a six-month loan for Ps. 5.8 million, with principal payment at the maturity. We made monthly interest payments on accrued interest at a fixed annual rate of 14.8%. This loan was paid in full and canceled upon its maturity in February 2012.

Line of Credit – Banco de la Provincia de Buenos Aires Loans

In March and Juny 2011, the company entered into loans Ps. 22 million, with Banco de la Provincia de Buenos Aires, with principal payment at maturity (March 2012 and June 2014). We made monthly interest payments on accrued interest at a fixed annual rate of 14.0%.

At of the date of this annual report the outstanding amount of this loan is Ps. 7.9 million.

Line of Credit – Banco Nación Eden

In February 2012, Eden entered into a loan agreement of Ps. 60 million, with Banco Nacion, with monthly amortization and monthly interest payments at an annual interest rate at Badlar rate plus a spread of 4% and final maturity in February 2014.

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

Derivatives Contracts

Derivative Instruments Relating to Our Outstanding Notes

In 2010, we entered into various derivative financial agreements with JP Morgan Chase Bank N.A. to hedge our exposure to fluctuations in exchange rates on our foreign-denominated interest payments.

These derivative financial agreements provide hedging on the fluctuation of exchange rates relating to our foreign-denominated interest payments due on April 25, 2011, October 25, 2011, April 25, 2012 and October 25, 2012 under the Senior Notes due 2022 which we issued in October 2010. We have not formally qualified these transactions as hedge instruments. For accounting purposes, we have followed the guidelines under Resolución Técnica No. 18 of the FACPCE. According to said Resolution, derivative instruments which do not qualify as coverage instruments must be recorded in our financial statements at their net realizable value (if recorded as assets) or settlement value (if recorded as liabilities). Our income statement records the financial gains and losses associated with these instruments.

As of December 31, 2011, the economic impact of this operation implied a loss of Ps. 2.4 million, which is accounted for under financial income (expense) and holding gains (losses) generated by liabilities, under exchange difference in the statement of operations, and under the line item loans under current liabilities.

In April 2011, we entered into a derivative financial agreement with Deutsche Bank S.A. to hedge our exposure to fluctuations in exchange rates on certain of our foreign-denominated interest payments under the Senior Notes due 2022. This derivative financial agreement provides hedging on the fluctuation of exchange rates relating to our interest payments due on October 2011, April 2012 and October 2012 under the Senior Notes due 2022 that were issued in the reopening of such notes in April 2011 for an approximate aggregate amount equal to U.S. $69.7 million.

Critical accounting policies and estimates

A summary of our significant accounting policies is included in notes 2 and 3to our audited consolidated financial statements, which are included elsewhere in this annual report. The preparation of financial statements requires our management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying footnotes. Our estimates and assumptions are based on historical experiences and changes in the business environment. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operation and require management’s most subjective judgments. Our most critical accounting policies and estimates are described below.

Allowance for doubtful accounts

Our trade receivables include services billed but not collected, and services accrued but not billed as of the end of each year, net of an allowance for doubtful accounts. The allowance for doubtful accounts is assessed based on the historical level of collection for services billed through the end of each year and subsequent collections. Future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in the assessment for each year. The related charges to the allowance for doubtful accounts are included in selling expenses.

	Year ended December 31,
	2011		2010		2009
	(in millions of Ps. )
Allowance for doubtful accounts:
Beginning balance	Ps.	29.3	Ps.	19.7	Ps.	33.1
Increase due to acquisition of permanent investments		26.4		-		-
Additions		37.9		16.3		20.3
Retirements		(7.4)		(6.7)		(6.8)
Recovery		-		-		(27.0)
Ending balance	Ps.	86.2	Ps.	29.3	Ps.	19.7

As of December 31, 2011, 2010 and 2009, the allowance for doubtful accounts was Ps. 86.2 million, Ps. 29.3 million and Ps. 19.7 million, respectively. In 2011, the increase in allowance for doubtful accounts was due to acquisition of permanent investments amounting to Ps. 26.4 million. During 2011, 2010 and 2009 the additions to the allowance for doubtful accounts amounted to Ps. 37.9 million, Ps. 16.3 million and Ps. 20.3 million, respectively, and the retirements amounted to Ps. 7.4 million, Ps. 6.7 million and Ps. 6.8 million, respectively. The recovery of Ps.27.0 million in 2009 was pursuant to payments received by us in accordance with the Amended 2003 Framework Agreement. As of December 31, 2011, we charged Ps. 28.6 million to the allowance for doubtful accounts in respect of receivables for electricity provided to shantytowns during 2011, the recovery of which amount is pending the renewal of the Amended 2003 Framework Agreement. See “Item 4. Information on the Company—Framework Agreement (Shantytowns).”

Revenue Recognition

Revenue is recognized on an accrual basis upon delivery to customers, which includes estimated amounts of electricity delivered but not yet billed at the end of each year. We consider our accounting policy for the recognition of estimated revenues critical because the amounts effectively delivered are determined based on electricity effectively delivered to customers and valued on basis of applicable tariffs. Unbilled revenue is classified as current trade receivables. Unbilled revenues as of December 31, 2011, 2010 and 2009 amounted to Ps. 196.6 million, Ps. 149.0 million and Ps. 139.2 million, respectively.

Impairment of Long-Lived Assets

The Company analyzes the recoverability of its non-current assets on a periodical basis or when events or changes in circumstances indicate that the recoverable value of assets, which is measured as the economic use value as of the end of the year, may be impaired.

The economic use value is determined based on projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets considered.

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable value, among which the following can be noted: (i) nature, opportunity and modality of electricity rate increases and cost adjustment recognition in accordance with the agreements described in “Item 4. Information on the Company. Business Overview. Edenor Concession”; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred, and; (iv) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

In spite of the current economic and financial situation, which is described in “Item 5. Operating and Financial Review and Prospects,” the Company has made its projections under the assumption that the electricity rates will be improved according to the circumstances. However, the Company may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made as of the date of this annual report.

In order to contemplate the estimation risk contained in the projection of the aforementioned variables, the Company has considered four different probability-weighted scenarios. Although in all of them an acceptable agreement with the Argentine National Government resulting in gradual tariff increases is assumed, the Company has considered different timing and magnitude of expected VAD increases. Indeed, the optimistic scenario considers VAD increases since 2012 as a result of the ITR process. This scenario has been assigned a 5% probability. In contrast, the other three scenarios consider VAD increases as a result of the ITR process since 2013. These last three scenarios can be classified into base, intermediate and pessimistic cash flows depending on the opportunity of the application and magnitude of the expected CMM. The Company has assigned for these scenarios the following percentages of probability of occurrence based primarily on the experience with past delays in the tariff renegotiation process: base scenario: 50%, intermediate scenario: 10%, and pessimistic scenario: 35%.

Based on the probability-weighted undiscounted cash flows method, the Company determined that  the valuation of property, plant and equipment, taken as a whole, does not exceed their recoverable value as of December 31, 2011.

Accrued Litigation

We recognize contingent liabilities with respect to existing or potential claims, lawsuits and other legal proceedings and record an allowance for litigation when it is probable that future costs will be incurred and these costs can be reasonably estimated. These allowances are based on the most recent developments, our assessment of the likely outcome of the litigation and our counsel’s advice in dealing with, litigating and settling this and other similar legal matters. Changes to the allowance may be necessary if future events differ substantially from those that sustain the assumptions used in the assessment for each period. In 2011, we recorded a net increase to our allowance for litigation of Ps. 11.8 million. Of that amount, Ps. 6.2 million is due to the consolidation of Edenor and its subsidiaries. Our allowance for litigation amounted to Ps. 76.5 million at December 31, 2011, Ps. 64.6 million at December 31, 2010 and Ps. 72.9 million at December 31, 2009.

Labor Cost Liabilities

Labor cost liabilities and early retirement payables correspond to the following charges:

•	paid leave for accumulated vacation;

•	bonuses to employees with a specified number of years of employment who are included in our collective bargaining agreements;

•	benefits to employees (pension plan) which are included in our collective bargaining agreements, to be given at the time of retirement; and

•	early retirement payables.

Our accruals for early retirement payables amounted to Ps. 10.8 million at December 31, 2011, Ps. 13.0 million at December 31, 2010 and Ps. 16.0 million at December 31, 2009.

Liabilities related to bonuses and benefits to employees (pension plans) are calculated considering all rights accrued by the beneficiaries of both plans as of year end based on an actuarial report issued by an independent professional as of that date. These liabilities are recorded as bonuses accrued and provisions for benefits to personnel, respectively. Our liabilities related to bonuses and benefits to employees (pension plans) amounted to Ps. 64.0 million at December 31, 2011, Ps. 43.8 million at December 31, 2010 and Ps. 33.9 million at December 31, 2009. Actuarial calculations are typically based on the following key assumptions: employee turnover, actual salary increases, mortality ages, disability studies, retirement age probability studies, discount rates and inflation. These assumptions change as market and economic conditions change. See notes 3 and 8 to our audited consolidated financial statements included elsewhere in this annual report for further information on our labor cost liabilities.

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

In addition, on July 1, 2010, the CNV issued Resolution No. 576, which provides corrections, additional guidance and further explanation of aspects concerning Resolution No. 562 about which the issuers of financial statements had raised objections or asked for clarification.

As of the date of this annual report, the Company has reached certain preliminary conclusions regarding the principal impacts of the implementation of IFRS by the Company. The effects of the adoption of IFRS and the reconciliations between the Argentine GAAP and IFRS are included in note 29 to the audited consolidated financial statements.As of the date of this annual report, we are in compliance with the implementation plan for the adoption of IFRS in accordance with the timetable originally set. The implementation plan is currently in the final stage of diagnosis of the impact of the implementation of IFRS.

As a result of monitoring the implementation plan specific to IFRS, our Board of Directors is not aware of any circumstance that may require modifications to that plan or that may indicate a possible deviation from the established objectives and implementation date.

Accounting for acquisitions

We account for acquisitions under the purchase method of accounting.  We allocate the total value of consideration paid to the underlying net assets acquired, based on their respective estimated fair values.  We use various methods to determine the fair value of assets and liabilities acquired, including discounted cash flows, external market values and others.

We believe that the valuation assumptions underlying each of these valuation methods are based on the current information available including discount rates, cash flow assumptions, market risk rates and others.  The purchase price allocation is subject to change during the twelve-month period subsequent to the acquisition date, with the adjustments reflected prospectively. Currently, there are no balances related to purchase accounting subject to change.  We consider our accounting policy for valuation of acquisitions critical because the judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can impact the value of the asset or liability, including the impact on deferred taxes, the respective amortization periods and ultimately net income (loss).  Therefore, the use of other valuation methods, as well as other assumptions underlying these valuation methods, could impact the determination of our financial position and results of operations.

Assets held for sale

We entered into a plan to sell certain subsidiaries, as such we reclassified the assets and liabilities related to the subsidiaries that are intended to be disposed by sale into a single line item within current assets and current liabilities.  Moreover, these assets and liabilities have been valued at the lower of their carrying amounts and their fair value less cost of sale, and as a result, we have recognized.

We believe that such valuation at fair value less cost of sale implies assumptions that are based on current available information such as certain offers received and market conditions.  We believe our accounting policy as critical because of the judgements made in determining the estimated fair value less cost to sale.  Therefore, the use of other valuation methods, as well as other assumptions underlying these valuation methods, could impact the determination of our financial position and results of operations.

Income Tax

We record income tax using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Technical Resolution No. 17 of the FACPCE requires companies not to record a deferred tax asset when uncertainties indicate it is not recoverable.

Accordingly, we evaluate a valuation allowance due to uncertainties related to our ability to utilize certain deferred tax assets, primarily consisting of tax losses carryforwards, before they expire. We have considered the reversal of the deferred income tax liabilities, tax planning and taxable income projections based on our best estimates in assessing the need for the valuation allowance. However, in the event we determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, we would be required to adjust the deferred tax asset at the time and for the period such determination was made.

We believe that the accounting estimate related to deferred income tax is a “critical accounting estimate” because: it is highly susceptible to change from period to period because it requires company management to make assumptions, such as future revenues and expenses, exchange rates and inflation among others; and the impact that calculating income tax using this method may have on assets or liabilities reported on our consolidated balance sheet as well as on the income tax result reported in our consolidated statement of operations could be material.

Principal differences between Argentine GAAP and U.S. GAAP

Our financial statements are prepared in accordance with Argentine GAAP and which differ in certain significant respects from U.S. GAAP. Note 32 to our audited consolidated financial statements included elsewhere in this annual report, provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net (loss) income for the years ended December 31, 2011, December 31, 2010 and 2009 and shareholders’ equity as of December 31, 2011 and 2010.

The principal differences between Argentine GAAP and U.S. GAAP as they relate to us in these years are the accounting for the results of our trouble debt restructuring and repurchases of debt, the treatment of deferred income taxes, the capitalization of interest, the treatment of asset retirement obligations, our expenses related to our initial public offering, the treatment of certain pension plan liabilities, the treatment of the trust consolidation and accounting for the investments in marketable securities. Each of these differences affects either net (loss) income or shareholders’ equity. See note 27 to our audited consolidated financial statements included elsewhere in this annual report for a discussion of these differences and the effect on our results of operations and financial position.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2011, 2010 and 2009.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual liabilities and commitments as of December 31, 2011. Peso amounts have been translated from U.S. Dollar amounts at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2011 of Ps. 4.304 to U.S. $1.00.

	Payments due by period
	Total		Less than 1 year		1-3 years		4-5 years		More than 5 years
	(in millions of Pesos)
Long term debt obligations (1)	Ps.	1,248.9		59.0		18.6		106.6		1,064.7
Accrued fines and penalties(2)		542.2		35.6		506.6		—		—
Financial assistance fees(3)		17.9		10.7		7.2		—		—
Operating leases(4)		34.1		12.1		21.7		0.3		—
Capital expenditures(5)		—		—		—		—		—
Taxes(6)		169.5		18.7		13.1		137.7		—
Total	Ps.	2,012.6	Ps.	136.1	Ps.	567.2	Ps.	244.6	Ps.	1,064.7

_______________________

(1)              Includes amortization of principal and interest payments, including our management’s current estimates of future market rates in respect of our floating rate debt (which totaled U.S. $8.1 million as of December 31, 2011 and corresponds to the outstanding amount of our Par Notes due 2013). On March 4, 2011, we redeemed and cancelled our Floating Rate Par notes due 2019. All of our indebtedness is unsecured. None of our indebtedness is guaranteed. See “—Debt” in this section for a broader description of our financial debt.

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

Edenor bylaws provide that holders of our Class A common shares are entitled to elect seven directors and up to seven alternate directors, one of which must be independent in accordance with CNV regulations, holders of our Class B and Class C common shares are entitled to elect five directors and up to five alternate directors, one of which must be independent in accordance with CNV regulations. Holders of Class C common shares vote jointly as a single class with the holders of Class B common shares in the election of directors. In the absence of a director elected by holders of a class of shares, any alternate director elected by holders of the same class may legally attend and vote at meetings of our board of directors. The board of directors elects among its members a chairman and a vice president.

Directors and alternate directors serve for one-year periods, indefinitely renewable.

Our directors and alternate directors are as follows:

Name	Position	Age	Year of appointment (class electing director)

Ricardo Torres	Chairman	54	2011 (Class B/C)

Marcos Marcelo Mindlin**	Vice Chairman	48	2011(Class A)

Damián Miguel Mindlin**	Director	46	2011 (Class A)

Gustavo Mariani	Director	41	2011 (Class A)

Eduardo Llanos*	Director	67	2011 (Class A)

Maximiliano Alejandro Fernández*	Director	51	2011 (Class A)

Jaime Barba	Director	48	2011 (Class A)

Diego Martín Salaverri	Director	47	2011 (Class B/C)

Edgardo Alberto Volosín	Director	58	2011 (Class B/C)

Alfredo MacLaughlin *	Director	69	2011 (Class B/C)

Eduardo Orlando Quiles*	Director	68	2011 (Class B/C)

Javier Douer	Alternate Director	38	2011 (Class A)

Pablo Díaz	Alternate Director	54	2011 (Class A)

Brian Henderson	Alternate Director	66	2011 (Class A)

Ariel Schapira	Alternate Director	49	2011 (Class A)

Ricardo Sericano	Alternate Director	63	2011 (Class A)

Maia Chmielewski	Alternate Director	31	2011 (Class B/C)

Gabriel Cohen	Alternate Director	47	2011 (Class B/C)

Alejandro Mindlin**	Alternate Director	36	2011 (Class B/C)

Rafael Mancuso*	Alternate Director	69	2011 (Class B/C)

Eduardo Maggi	Alternate Director	56	2011 (Class B/C)
______________________

*	Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

**	The following family relationships exist within the board of directors: Marcos Marcelo Mindlin, Damián Miguel Mindlin and Alejandro Mindlin are brothers.

The members of our board of directors will be up for election for the 2012 fiscal year at the general ordinary and extraordinary shareholders’ meeting scheduled to be held on April 27, 2012.

The following is a brief description of our current directors’ and alternate directors’ background, experience and principal business activities:

Ricardo Alejandro Torres was born on March 26, 1958. He has been a member of our board of directors since November 2005 and was reelected as a director in 2011. From 1993 and 2001 Mr. Torres served as Financial Director of Inversiones y Representaciones S.A. and as a director of Alto Palermo, Brazil Realty, Emprendimentos e Participacoes S.A., Abril S.A. and Inversora Bolivar S.A. Mr. Torres is, since March 2012 President of Edenor. Mr. Torres has also held a post as a professor of Tax and Finance at the School of Economics of the Universidad de Buenos Aires. He currently serves as director of Pampa Real Estate S.A., Pampa Participaciones II S.A., HINISA, HIDISA, Inversora Nihuiles S.A, Inversora Diamante S.A, Darwin Chile Inversora Inmobiliaria S.A., Veredit S.A., Central Térmica Güemes, Powerco S.A. Darwin Chile II Inversora Inmobiliaria S.A., Loma de la Lata, Central Piedra Buena, Corporación Independiente de Energía S.A., Dolphin Energía S.A, IEASA S.A, Inversora Ingentis S.A., Energía Distribuida S.A., Pampa Generación S.A., Petrolera Pampa S.A., Pampa Participaciones S.A., Central Hidroeléctrica Lago Escondido S.A., Empresa Distribuidora de Salta S.A., Inversora Ingentis S.A., Empresa Distribuidora de La Rioja S.A., Esed S.A. and Bodega Loma de la Lata S.A. and as alternate director of Emdersa, Citelec, Transba and Transener. Mr. Torres holds a degree in Public Accounting from the Universidad de Buenos Aires and a Masters degree in Business Administration from the Instituto de Altos Estudios Empresariales—Escuela de Negocios de la Universidad Austral.

Marcos Marcelo Mindlin was born on January 19, 1964. He has been Chairman of our board of directors since June 16, 2006, and was reelected as Chairman in 2009. From 1989 to 2004, Mr. Mindlin served as the founder, Senior Portfolio Manager and a shareholder of Grupo Dolphin. From 1991 to 2003, Mr. Mindlin was also a shareholder, Vice-Chairman and Chief Financial Officer of Inversiones y Representaciones S.A. (IRSA), a leading Argentine real estate company listed on the New York Stock Exchange. In November 2003, Mr. Mindlin resigned from IRSA to focus his work on Grupo Dolphin. Mr. Mindlin has extensive expertise in Latin America through his role as Chairman of the board of directors of Grupo Dolphin and several of its affiliates. From 1999 to 2004, Mr. Mindlin also served as Vice President of Alto Palermo S.A. (a leading owner and operator of shopping centers in Buenos Aires), Vice President at Cresud S.A.I.C. (one of the largest listed agricultural companies in Argentina) and as Director and member of the Executive Committee of Banco Hipotecario, the leading mortgage bank in Argentina. Mr. Mindlin also serves as director of Edenor, Grupo Dolphin S.A., Dolphin Energía S.A., Electricidad Argentina S.A., IEASA S.A., Citelec, Transba, HINISA, HIDISA, Transelec Argentina S.A., Loma de la Lata, Comunicaciones y Consumos S.A., Préstamos y Servicios S.A., Powerco S.A., Central Térmica Güemes, Inversora Diamante S.A., Inversora Nihuiles S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Inversora S.A., Grupo ST S.A., Inversora Ingentis S.A., Central Piedra Buena, Corporación Independiente de Energía S.A., Petrolera Pampa S.A., Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Generación S.A., Central Hidroeléctrica Lago Escondido S.A., Pampa Participaciones S.A., Bodega Loma de la Lata S.A., Pampa Real Estate S.A. and Enron Pipeline Company Argentina S.A.. In 2008, Mr. Mindlin founded and since that time has directed a charity foundation called “Fundación Todo X los Chicos,” whose purpose is to improve childhood development and education. Mr. Mindlin is also a member and was Chairman of the Board of the Executive Committee of Tzedaka, a leading Jewish-Argentine foundation. He is a member of the Council of the Americas. Mr. Mindlin received a Master of Science in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies). He also holds a degree in Economics from the Universidad de Buenos Aires.

Damián Miguel Mindlin was born on January 3, 1966. He has been a member of our board of directors since November 2005 and was reelected as a director in 2009. Mr. Mindlin joined Grupo Dolphin in 1991 as a shareholder and a director. Since November 2003, Mr. Mindlin has served as Investment Portfolio Manager of Grupo Dolphin. Additionally, he currently serves as director of Edenor, Grupo Dolphin S.A., Dolphin Energía S.A., Dolphin Finance S.A., Electricidad argentina S.A., IEASA S.A., CAM S.A., HINISA, HIDISA, Transelec Argentina S.A., Pampa Participaciones S.A., Pampa Real Estate S.A., Comunicaciones y Consumos S.A., Préstamos y Servicios S.A., Powerco S.A., Central Térmica Güemes, Inversora Diamante S.A., Inversora Nihuiles S.A., Central Piedra Buena, Corporación Independiente de Energía S.A., Compañía Buenos Aires S.A., Dolphin Créditos S.A., Dolphin Créditos Holding.S.A., Dolphin Inversora S.A., Petrolera Pampa S.A, Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Generación S.A., Pampa Inversiones S.A., Central Hidroeléctrica Lago Escondido S.A., Bodega Loma de la Lata S.A., Emdersa S.A., Empresa Distribuidora de Salta S.A., Empresa Distribuidora de La Rioja S.A., Empresa Distribuidora de San Luis S.A. and Esed S.A.

Gustavo Mariani was born on September 9, 1970. He has been a member of our board of directors since November 2005 and was reelected as a director in 2011. Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and also served as an investment portfolio manager. He currently serves as Director of Grupo Dolphin S.A., Dolphin Energía S.A., Dolphin Finance S.A, Electricidad Argentina S.A., Edenor, HINISA, HIDISA, Inversora Nihuiles S.A, Inversora Diamante SA, Enron Pipeline Company Argentina S.A., TGS, Compañía de Inversiones de Energía S.A., Central Térmica Güemes, IEASA S.A., Transelec Argentina S.A., Loma de la Lata, Pampa Participaciones S.A., Pampa Real Estate S.A., Comunicaciones y Consumos S.A., Compañía Buenos Aires S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Inversora S.A., Inversora Ingentis S.A., Central Piedra Buena, Corporación Independiente de Energía S.A., Petrolera Pampa S.A., Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Generación S.A., Central Hidroeléctrica Lago Escondido S.A., and Bodega Loma de la Lata S.A., and as alternate director of Citelec, Transba, Préstamos y Servicios S.A. y Grupo ST S.A. Mr. Mariani holds a degree in Economics from the Universidad de Belgrano and a Masters degree in Business Administration from the Universidad del CEMA.

Eduardo Llanos was born on April 29, 1944. He has been a Director of Edenor since 2008. Mr. Llanos served as a member of the Supervisory Committee of Televisión Federal S.A. (Telefé), Telefónica de Argentina S.A. y Telefónica Holding Argentina S.A. From 1969 to 2000, Mr. Llanos worked at Arthur Andersen / Pistrelli, Diaz y Asociados, in the Auditing Division and the Tax Division. When he left Arthur Andersen, Mr. Llanos was an International Partner, the Director of Tax Practice for Argentina, Chile, Uruguay, Paraguay and Boliva and the Director of Operations in Bolivia. From 2000, Mr. Llanos is a partner at Estudio E. Llanos y Asociados. Throughout his career, Mr. Llanos has taught tax and public finance classes at Universidad de Buenos Aires, Universidad Nacional de Lomas de Zamora and Universidad de Morón. Mr. Llanos graduated with a degree in public accounting from the Universidad de Buenos Aires in 1971.

Maximiliano Alejandro Fernández was born on April 21, 1960. He has been a director of Edenor since 2007 and has served as a director of EASA from 2005 to 2007. Mr. Fernández has been an associate at Impsat Fiber Network since 1998, and currently serves as president of Red Alternative S.A. Mr. Fernández served as the chairperson of Alternativa Gratis S.A, which he founded along with IRSA, until its merger in 2005. Since 1991, he has worked as an independent contractor in the telecommunications industry. Mr. Fernández is an industrial engineer and graduate of the Universidad de Buenos Aires.

Jaime J. Barba was born on October 14, 1963. He has been an alternate director at Edenor since 2009. Mr. Barba also served as legal manager and secretary of the board of directors at Edenor, since April 2012 Mr. Barba serves as Director of Corporate Affairs of Edenor. In addition, he is a director and member of the executive committee at CAMMESA, and a member of the supervisory committees at Petropack S.A. and SACME. Between 1996 and 2004 he worked in various positions at EDEERSA (Empresa Distribuidora de Energía Entre Rios SA). Mr. Barba holds a degree in law from the Universidad Nacional del Litoral and a master’s from the Direct Development Program at IAE.

Diego Martín Salaverri was born on August 7, 1964. He has been a member of our board of directors since June 2006. He is a founding partner of the Argentine law firm of Errecondo, Salaverri, Dellatorre, González & Burgio. He earned a degree in law in 1988 from the Universidad Católica Argentina, Buenos Aires. He is member of the board of directors of Edenor, Estancia María S.A. and ARPHC S.A. He is also a member of the supervisory committee of Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Grupo Dolphin Holding S.A., Dolphin Finance S.A., Orígenes Seguros de Retiro S.A., Socotherm Américas S.A., Compañía de Inversiones en Energía S.A., TGS, and Grupo ST S.A. Until 2007, he was a member of the board of directors of EASA. Mr. Salaverri resigned from his position as director of EASA at the November 14, 2007 meeting of the board of directors of EASA. Mr. Salaverri is also an alternate member of the statutory audit committee of GSF S.A. and Partners I S.A.

Edgardo Alberto Volosín was born on May 18, 1953. He has been a member of the board of directors of Edenor since 2005. In addition, Mr. Volosín served as Director of Human Resources and Legal Affairs of Edenor since our privatization in 1992 through July 2002 and as Director of Corporate Affairs since August 2002, since 2012 he has served as Chief Executive Officer at Edenor. Mr. Volosín holds a degree in Law from the Universidad de Belgrano in Buenos Aires.

Alfredo MacLaughlin was born on December 13, 1942. He became a member of the board of directors of Edenor in 2010. Mr. MacLaughlin is a licensed attorney and practiced as Counsel at the Argentine law firm of Cárdenas, Cassagne. In addition, Mr. MacLaughlin served as Secretary of Finance of the Republic of Argentina from December 2005 until December 2006, and has held various other business and finance positions, including that of Executive Member of Banco Hipotecario Nacional, President of Deutsche Morgan Grenfell, Argentina, Secretary General of the Bolsa de Comercio de Buenos Aires, and Director of Telefónica de Argentina S.A. Mr. MacLaughlin was also a Director of Edesur from 2001 through 2005. He has served as Executive Director of the International Monetary Fund since 2010.

Eduardo Orlando Quiles was born on March 27, 1943. He has been a member of the board of directors since 2009. Between 1965 and 1971 Mr. Quiles served as the Light and Power Union of the Capital (Sindicato de Luz y Fuerza de Capital Federal) in the Treasury and Accounting Department. Subsequently, he worked as general accountant at Credit Union of Light and Power (Cooperativa de Crédito Luz y Fuerza Ltda.) until 1980. Between 1980 and 1985 he served as tax chief in Petersen Thiele y Cruz S.A. He was a member of the subcommittee of the Argentine Chamber of Construction (Cámara Argentina de la Construcción ) from 1985 to 2000. He is also founding partner of Auditoría Quiles & Asociados, since 1985 to date and has among its key customers Petersen Thiele and Cruz S.A., Construcciones Civiles José M. Aragón (today CCI), EMACO S.A., Cabaña Avícola Jorjú S.A., the Argentine Chamber of Construction, Light and Power Union (Sindicato de Luz y Fuerza) and their cooperatives, among others. He holds a CPA from the Universidad de Buenos Aires and he has a master degree in professional independent bureau in taxes and audit.

Javier Douer was born on December 10, 1973. He has been an alternate director of Edenor since 2005. Mr. Douer has held various positions with Grupo Dolphin S.A. since 2000 and currently is chief administrative officer for a group of portfolio companies. Mr. Douer holds a bachelor’s degree in business administration from the Universidad de Palermo, in Buenos Aires, as well as a master’s degree in capital markets from the Universidad de Buenos Aires.

Pablo Díaz was born on June 26, 1957. Mr. Díaz has been an alternate director of our company since June 2006. Previously, he was an advisor to the federal Subsecretaría de Energía Eléctrica (the Sub-Secretariat for Electrical Energy).

Brian Henderson was born on September 23, 1945 and is currently a technical advisor to Grupo Dolphin S.A. Previously, Mr. Henderson served as a director of Latin American Region at National Grid (United Kingdom), Silica Networks and Manquehue Net telecomunicaciones (Chile) and as Vice-Chairman of Commercial Operations at Charter Oak Energy for the Americas, Africa and Europe. Prior to joining Charter Oak Energy, Mr. Henderson served as Vice Chairman and General Manager at Deutsche Babcock Riley, Canada Inc., a subsidiary controlled by Deutsche Babcock, Germany. Previously, Mr. Henderson worked in Germany and in Argentina for Deutsche Babcock and studied in the United Kingdom where he obtained a degree in Electrical Engineering from Heburn College.

Ariel Schapira was born on March 12, 1962. He has been an alternate director of Edenor since 2007. In addition, since 2007, Mr. Shapira has served as the director of new business for Grupo Dolphin S.A. Previously, from 2004 to 2007, he served as the regional director for Latinamérica at Telefónica Móviles S.A., vice president of marketing and customer operations of Bellsouth International in Atlanta from 2001 to 2004, manager of marketing and new business for Compañía de Radiocomunicaciones Móviles S.A. (Movicom Bellsouth) from 1995 to 2001, CEO and general manager of Radiomensaje S.A. (a joint-venture with Motorola) from 1995 to 1997, and general manager of Pouyet Tecsel S.A. from 1991 to 1995. Mr. Schapira is an industrial engineer. He graduated from the Universidad de Buenos Aires.

Ricardo Sericano was born on August 2, 1948. He has been an alternate director at Edenor since 2007. In addition, Mr. Sericano served as the technical director of Edenor from December 2006 to August 2010. He served as manager of engineering and investment and manager of supplies and logistics. Before the privatization of the company, Mr. Sericano served in various offices at ITALO and SEGBA. He is a mechanical-electrical engineer. He received his degree in 1972 from the Facultad de Ingeniería de la Universidad de Buenos Aires, where he also taught for 23 years.

Maia Chmielewski was born on March 3, 1980. She has been an Alternate Director at Edenor since 2007. Ms. Chmielewski also serves as an Alternate Director of CIESA S.A. and CPB S.A. Ms. Chmielewski serves in the investment group of Pampa Energía S.A. Ms. Chmielewski holds both a Bachelor’s degree in Business Economics and in Economics from the Universidad Torcuato Di Tella in Buenos Aires.

Gabriel Cohen was born on September 11, 1964. He has been an alternate director of Pampa since June 2006, and he is presently a director of Transener. In addition, Mr. Cohen worked for 15 years at Citibank, N.A., serving at the bank’s offices in Buenos Aires and Paris, holding different positions in financial control, treasury, investment banking, corporate banking and debt restructuring processes. Mr. Cohen holds a degree in Business Administration from the Universidad de Buenos Aires.

Alejandro Mindlin was born on August 30, 1975. Mr. Mindlin has been an alternate director of Pampa since June 2006. Mr. Mindlin has a B.A. in Middle Eastern History and Languages from Tel Aviv University, as well as a film director’s degree.

Eduardo Maggi was born on December 31, 1955. He has been an alternate director at Edenor since 2007. Mr. Maggi was appointed director of operations of Edenor in 2001. Mr. Maggi currently serves as a director of SACME, which is responsible for the management of regional high-voltage distribution in the greater Buenos Aires metropolitan area and for coordinating, controlling and supervising the operation of the generation, transmission and sub-transmission network in the City of Buenos Aires. Previously, Mr. Maggi served as director of operations of two of Edenor’s operation areas, San Martín and Morón. Mr. Maggi began his career at Edenor as a technical manager. Mr. Maggi received a degree in engineering from the Universidad Tecnológica Nacional and an MBA from the Universidad del Salvador y Deusto in Spain.

Rafael Mancuso was born on September 6, 1942. He has been an alternate director at Edenor since 2009. During 2008 and 2007 Mr. Mancuso served as member of the board of directors at Edenor. He has served as the general manager of OSTEE since 1993. He was the general undersecretary of the Electric Light and Power Labor Union of the City of Buenos Aires (Sindicato de Luz y Fuerza de la Capital Federal) from 1991 through 1999, for which he also has served as secretary of social responsibility since 1993. Mr. Mancuso served as a member of the board of directors of Central Puerto S.A. from 1993 through 1997.

Compensation

Our board of directors does not have a compensation or remuneration committee. The aggregate remuneration paid to the members and alternate members of our board of directors, the members and alternate members of our supervisory committee and our senior management during 2011 was Ps. 4.2 million, Ps. 0.16 million and Ps. 21.6 million, respectively.

Board Practices

The duties and responsibilities of the members of our board of directors are set forth in Argentine law and our by-laws. Under Argentine law, directors must perform their duties with loyalty and the diligence of a prudent business person. Directors are prohibited from engaging in activities that compete with our company without express authorization of a shareholders’ meeting. Certain transactions between directors and our company are subject to ratification procedures established by Argentine law.

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

Executive Committee

On October 4, 2007, our board of directors created an executive committee, as contemplated by our by-laws and Law 19.550, and delegated to the executive committee the authority to take certain actions on behalf of the board. The executive committee complements the work of the board by executing certain day-to-day tasks required to oversee our activity. By creating an executive committee, the board sought to increase the efficiency of our management. The Executive Committee consists of Ricardo Torres, Marcos Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Edgardo Volosin.

Audit Committee

Pursuant to the Transparency Decree and CNV rules, Argentine public companies must appoint a comité de auditoría (audit committee) composed of at least three members of the board of directors, a majority of which must be independent in accordance with the criteria set forth by Argentine law.

Pursuant to our by-laws, one director is appointed by holders of our Class A common shares and one by holders of our Class B common shares. Our audit committee’s duties include:

•	monitoring our internal control, administrative and accounting systems;

•	supervising the application of our risk management policies;

•	providing the market adequate information regarding conflicts of interests that may arise between our company and our directors or controlling shareholders;

•	rendering opinions on transactions with related parties;

•	supervising and reporting to regulatory authorities the existence of any kind of conflict of interest;

•	supervising external audit and evaluating their independence, plans and performance;

•	evaluating plans and performance of the internal audit, and

•	supervising the operations of the complaints channel.

The members of our audit committee are:

Name	Position	Class electing member
Alfredo MacLaughlin (1)	Member	Class B/C
Maximiliano Alejandro Fernández(1)	Member	Class A
Eduardo Llanos(1)	Member	Class A

 (1)            Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934.

Senior Management

The following table sets forth information regarding our senior management:

Name	Current Position	Age
Ricardo Torres	Chairman	54

Edgardo Alberto Volosin	Chief Executive Officer	58

Leandro Carlos Montero	Chief Financial Officer	36

Daniel Eduardo Flaks	Technical Director	47

Eduardo Maggi	Director of Operations	56

Jaime Javier Barba	Director of Corporate Affairs	48

Gerardo Tabakman	Director of Information Technology and Telecommunications	37

Victor Augusto Ruiz	Principal Accounting Officer	52

Leandro Carlos Montero was born on February 11, 1976.  Mr. Montero is the chief financial officer of Edenor and previously served in the investment group of Pampa Energía S.A.   Prior to joining Pampa Energía in 2008, Mr. Montero held various positions in the Administration and Finance areas of Pampa Energía and Petrobras Argentina S.A., both public and SEC-listed companies.  Mr. Montero worked at Ernst & Young - Pistrelli, Henry Martin y Asociados in the Advisory and Auditing Division.  Mr. Montero holds a degree in Public Accounting from the Universidad de Buenos Aires and a Master degree in Business Administration from the Instituto de Altos Estudios Empresariales (IAE), school of business of the Universidad Austral.

Víctor Augusto Ruiz was born on December 20, 1959. He began working at Edenor in 1992. Mr. Ruiz was one of the original partners from the consortium that participated in the privatization of our company. He was part of the Grupo ASTRA CAPSA (Astra Compañía Argentina de Petroleo S.A.). Between 1992 and 2006, he worked as financial statements sub-manager and accounting sub-manager at Edenor. Between 2006 and 2008, he worked as tax manager and since August 2008 he has worked as principal accounting officer. He is a consultant member of the Tax Commission and the Accounting Rules and Public Offering Commission at la Cámara de Sociedades Anónimas (Chamber of Businesses). Mr. Ruiz holds a CPA from la Universidad de Buenos Aires and an MBA from la Universidad del Salvador in Argentina and Deusto in Spain.

Daniel Eduardo Flaks was born on November 19, 1964. He joined Edenor in 1993. Between 1993 and 2003, Mr. Flaks served as department head and assistant manager in the areas of San Justo and Olivos. Between 2003 and 2006, he worked first as business manager and later as operations manager of the areas of Olivos and Pilar. Between 2006 and 2010, he worked as manager of distribution, responsible for directing, coordinating and controlling the technical and commercial operations of Edenor relating to the operation of the high, medium and low voltage facilities, control centers and commercial operations referring mainly to the attention of customers and the relationship with municipal governments and the ENRE. He currently serves as technical director of Edenor. Between 1993 and 1998, he was assistant professor of electrical power systems at Universidad Tecnológica Nacional. Mr. Flaks has a degree in electrical engineering from the Universidad Tecnológica Nacional and holds an MBA from the Universidad del Salvador in Argentina.

Gerardo Tabakman was born on January 22, 1975. He is Director of Information Technology and Telecommunications of Edenor since April 2012. He has also served as Manager of Edenor area between September 2011 and April 2012.
Previously, he served as Manager of Systems in Pampa Energía, between February 2008 and September 2011, and Accenture, where he worked from June 1997 to February 2008.
Mr. Tabakman has a degree in Business Administration, graduated from the Universidad de Buenos Aires and an MBA in Management Development Program at IAE, held in 2011.

Supervisory Committee

Argentine law requires certain corporations, such as us, to have a Comisión Fiscalizadora (supervisory committee). The supervisory committee is responsible for overseeing compliance with our by-laws, shareholders’ resolutions and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the annual ordinary general meeting a written report on the reasonableness of the financial information included in our annual report and in the financial statements presented to the shareholders by our board of directors. The members of the supervisory committee are also authorized to attend board of directors’ audit committee’ and shareholders’ meetings, call extraordinary shareholders’ meetings, and investigate written complaints of shareholders holding at least 2% of our outstanding shares. Pursuant to Argentine law, the members of the supervisory committee must be licensed attorneys or certified public accountants.

Our by-laws provide that our supervisory committee must consist of three members and three alternate members, elected by our shareholders at an ordinary meeting. Members of our supervisory committee are elected to serve one-year terms and may be re-elected. Pursuant to our by-laws, holders of our Class A common shares are entitled to appoint two members and two alternate members of the supervisory committee and holders of our Class B and Class C common shares are entitled to collectively appoint one member and one alternate member.

The members and alternate members of our supervisory committee are:

Name	Position	Year of appointment (class electing member)
Javier Errecondo	Member	2011 (Class A)
José Daniel Abelovich(1)	Member	2011 (Class A)
Jorge Roberto Pardo(1)	Member	2011 (Class B/C)
Santiago Dellatorre	Alternate member	2011 (Class A)
Marcelo Fuxman(1)	Alternate member	2011 (Class A)
Fernando Sanchez(1)	Alternate member	2011 (Class B/C)

_______________________

 (1) Independent under Argentine law.

Javier Errecondo was born on February 6, 1963. He is a founding partner of the Argentine law firm Errecondo, Salaverri, Dellatorre, González & Burgio. Mr. Errecondo earned a degree in law in 1985 from the Universidad de Buenos Aires. He is a director of Dolphin Créditos S.A., Nortel Inversora S.A., Patagonia Oil and Gas S.A. In addition, he is a member of the statutory audit committees of IEASA, Dolphin Energía, Desarrollos Caballito S.A., Pegasus Realty S.A., O.P.M. Inmobiliaria S.A., Entertainment Depot S.A., FinanGroup S.A., GSF S.A., Grupo Unión S.A., Farmacity S.A., Freddo S.A., Canepa Hermanos SAICAF, Central Térmica Loma de la Lata S.A., Chain Services S.A., Grupo Los Grobo S.A., LM Los Grobo S.A., Los Grobo Agropecuaria S.A., Los Grobo Inversora S.A., Maltería del Puerto S.A., Pampa Participaciones S.A., Pampa Real Estate S.A., Partners I S.A., TGLT S.A. and Transelec Argentina S.A., Pampa Cheese S.A., Pampa Generación S.A., Pampa Participaciones II S.A., Edenor S.A., Corporación Independiente de Energía S.A., Inversora Ingentis S.A., Petrolera Pampa S.A., Pampa Renovables S.A. and Central Hidroeléctrica Lago Escondido. Mr. Errecondo is also an alternate member of the statutory audit committee of BA Mall S.R.L., Cablevisión S.A., EASA, Energía Distribuida S.A., Grupo S.T. S.A., Inversora Guemes S.A. and Estancia María S.A.

José Daniel Abelovich was born on July 20, 1956. He has been a member of our supervisory committee since June 2006. Mr. Abelovich is a founding partner of Abelovich, Polano & Asociados/Nexia International, an auditing firm. Previously, he served as Manager of Coopers & Lybrand and as Senior Consultant to the World Bank in Argentina. He currently serves asstatutory auditor of BHH Sociedad de Inversión S.A., Compañía Buenos Aires S.A., Dolphin Créditos Holding S.A., Dolphin Créditos S.A., Energía Distribuida S.A., Powerco S.A., Electricidad Argentina S.A., HINISA, HIDISA, Pampa Generación S.A., Petrolera Pampa S.A., Central Térmica Güemes, Edenor, Emdersa Generación Salta S.A., Emdersa Holdings S.A., Agropoly S.A., Alto Palermo S.A., BHN Seguros Generales S.A., BHN Vida S.A., Cactus Argentina S.A.,Cresud SACIF y A, Cyrsa S.A., Dolphin Inversora S.A., E-Commerce Latina S.A., Empalme S.A., Emprendimiento Recoleta S.A., Exportaciones Agroindustriales Argentinas S.A., Fibesa S.A., Futuros y opciones.Com S.A., FYO Trading S.A., Grupo Dolphin S.A., Inversora Bolívar S.A., IRSA Inversiones y Representaciones S.A., Llao – Llao resorts S.A., Nuevas Fronteras S.A., Palermo Invest S.A., Panamerican Mall S.A., Patagonian Investment S.A., Quality Invest S.A., Alto Palermo S.A. (SAPSA), Shopping Neuquén S.A., Solares de Santa María S.A., and Tarshop S.A. Mr. Abelovich holds a degree in Public Accounting from the Universidad de Buenos Aires.

Jorge Roberto Pardo was born on March 31, 1953. Between 1993 and 2008, Mr. Pardo worked at General Union of the Republic of Argentina (la Sindicatura General de la Nación, or SIGEN) in several positions, including as Joint General Statutory Auditor of the Nation. Between 1983 and 1992 he worked in General Union of State-Owned Companies (la Sindicatura General de Empresas Públicas, or SIGEP). Mr. Pardo holds a CPA from la Universidad de Buenos Aires.

Santiago Dellatorre was born on January 26, 1967. He is a founding partner of the Argentine law firm Errecondo, Salaverri, Dellatorre, González & Burgio. Between 1994 and 1995, Mr. Dellatorre worked as an international associate at the United States law firm Shearman & Sterling LLP. Mr. Dellatorre received his law degrees with honors from the Universidad Católica Argentina in 1990. He is a director of Cablevisión S.A., Dico S.A., Embotelladoras ARCA Argentina S.A., Envases Plásticos S.A., Formosa Refrescos S.A. and Salta Refrescos S.A.; and an alternate director of AEI Servicios Argentina S.A., Patagonia Oil and Gas S.A., PSA Energy Mendoza S.A., and Urbanizadora del Sur S.A. In addition, he is a member of the statutory audit committee of Empresa de Energía Río Negro S.A. (EdERSA); and an alternate member of the statutory audit committee of Dolphin Energía S.A., GSF S.A., Canepa Hermanos SAICAF, Chain Services S.A., EASA, Grupo Los Grobo S.A., LM Los Grobo S.A., Los Grobo Agropecuaria S.A., Los Grobo Inversora S.A., Los Grobo San Pedro S.A., Los Grobo Servicios S.A., Los Silos del 13 de Abril S.A., Maltería del Puerto S.A., Partners I S.A. and TGLT S.A.

Fernando Sanchez was born on June 24, 1962. He has served as Substitute Trustee of Edenor since 2011. He currently serves as an officer of Sindicatura General de la Nación en la Gerencia de Fiscalización de Empresas, Sociedades y Entidades Financieras. He is also the Consultant Corporate Trustee in Consultatio S.A., in Talleres Navales Darsena Norte S.A.C.I.yN., and in Nacion Servicios S.A.
Mr. Sanchez is a CPA and has a Bachelor of Administration degree from the University of Buenos Aires.

Marcelo Fuxman was born on November 30, 1955. He has been a member of our supervisory committee since June 2006. Mr. Fuxman is a partner of Abelovich, Polano & Asociados/ NEXIA INTERNATIONAL , an auditing firm, and managing partner of Real Estate Investments S.R.L. He currently serves as Director of Agencia Marítima Bluemar S.A. and Agra Argentina S.A., and as a statutory auditor of Agro Investment S.A., BHN Sociedad de Inversión S.A., Pampa Real Estate S.A , Agropoly S.A., Agropecuaria Cervera S.A., BHN Seguros Generales S.A., BHN Vida S.A., Comercializadora Los Altos S.A., Credud SACIF y A, Cyrsa S.A., E- Commerce Latina S.A., Empalme S.A., Emprendimiento Recoleta S.A., Fibesa S.A., Futuros y Opciones.Com S.A., FYO Trading S.A., Inversiones Ganaderas S.A., Inversora Bolívar S.A., IRSA Inversiones y Reparaciones S.A., Llao-Llao Resorts S.A., Nuevas Fronteras S.A., Palermo Invest S.A., Panamerican Mall S.A., Patagonian Investment S.A., Quality Invest S.A., Shopping Alto Palermo S.A., Shopping Neuquén S.A., Solares de Santa María S.A., Tarshop S.A. and Powerco S.A. and as alternate member of the statutary audit committee of, Compañía Buenos Aires S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Myland S.A., Pampa Generación S.A., Petrolera Pampa S.A., Alto Palermo S.A., Cactus Argentina S.A., Dolphin Inversora S.A., Grupo Dolphin S.A. and Central Térmica Güemes, Electricidad Argentina S.A., Hidroeléctrica Diamante S.A. and Edenor. Mr. Fuxman holds a degree in Public Accounting from the Universidad de Buenos Aires.

Alejandro Gabriel Turri was born on March 19, 1961. He has worked at SIGEN in various positions since 1993. Between 1989 and 1992 Mr. Turri worked at SIGEP and between 1984 and 1988 at the Tribunal de Cuentas de la Nación. Mr. Turri holds a CPA and a business administration degree, both from la Universidad de Buenos Aires.

Employees

As of December 31, 2011, we had 3,536 full-time employees; as of December 31, 2010, we had 2,669 full-time employees and 30 part-time employees, for a total of 2,699 employees; and as of December 31, 2009, we had 2,691 full-time employees and 30 part-time employees, for a total of 2,721 employees. As of December 31, 2011, approximately 82% of our full-time employees were subject to two collective bargaining agreements. After our privatization, we implemented an employee reduction plan to reduce the number of employees from 6,368 employees at the time of the privatization. The employee reductions were primarily effected through an early retirement program. In addition, we implemented an early retirement plan for employees who had already contributed the minimum retirement payments required by law and had less than five years before retirement, offering them monthly payments of 80% of their pre-retirement net salary. Access to this plan is conditioned upon our own approval and the prior separation from us pursuant to an agreement signed before the Argentine Ministry of Labor. In July 1995, we signed two collective bargaining agreements with Sindicato de Luz y Fuerza and Asociación del Personal Superior, the two unions that represent our employees, which have been updated and are currently in force pursuant to collective bargaining agreements 817/06 “E” (LYF) y 805/06 “E” (APSEE). The union agreements have a commission to interpret the agreements and analyze claims and unresolved issues that arise in our daily activities. The most common issues that arise are related to changes to employment categories, relocation of employees, detailed situations with personnel and the analysis of the suitability of different technological advancements. In case of dispute and lack of agreement between the parties, a mediation or arbitration procedure is available. Currently, our relations with the unions are stable. However, we cannot guarantee that we will not experience any conflicts with our employees in the future, including with our unionized employees in the context of future negotiations of our collective bargaining agreements, which could result in events such as strikes or other disruptions that could have a negative impact on our operations.

We have outsourced a number of activities related to our business to third party contractors in order to achieve a lower and more flexible cost base and to provide us with the ability to respond more quickly to changes in our market. During 2011, several contractors have subscribed collective bargaining agreements with the production union, and their employees have acquired benefits similar to our employees. We had approximately 2,704 third-party employees under contract with us as of December 31, 2011, 2,682 as of December 31, 2010 and 3,611 as of December 31, 2009. We calculate our need for third-party employees based on our number of employees and the needs that arise in order to provide an adequate service. We only pay for services of third-party employees on the basis of services actually rendered. Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that, if conflicted, contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances. As of December 31, 2011 contractors’ employees were seeking indemnification from us for an aggregate amount of Ps. 53.0 million, and as of December 31, 2010, the amount was Ps. 79.0 million. As of December 31, 2011, based on legal advice, we have recorded allowances for an aggregate amount of Ps. 22.6 million to cover the liabilities we may have in connection with such claims.

Share Ownership

None of the members of our board of directors, our audit committee or our senior management beneficially own any shares of our capital stock, except for Messrs. Marcos Marcelo Mindlin, Damián Miguel Mindlin and Gustavo Mariani who, through Pampa Energía, are controlling shareholders of Dolphin Energía and IEASA, which makes them indirect beneficiaries of all of our Class A common shares. In addition, Messrs. Diego Martín Salaverri and Gustavo Mariani are each, individually, the beneficial owners of less than one percent of our capital stock represented by Class B common shares. See “Item 7. Major Shareholders and Related Party Transactions.”

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

_______________________

(1)          Each class of shares entitles holders to one vote per share.

(2)          All of our Class A common shares have been pledged to the Argentine government to secure our obligations under our concession and cannot be transferred without the prior approval of the ENRE. See “Item 4. Information on the Company—Our concession —Our obligations.” Electricidad Argentina S.A. (EASA) is an Argentine corporation wholly owned by Dolphin Energía and IEASA. Dolphin Energía holds 90% of the voting stock and 92.3% of the total outstanding stock of EASA, and IEASA holds the remainder. Pampa Energía S.A. currently owns 100% of the capital stock of Dolphin Energía and IEASA.

(3)          On November 20, 2008, the Argentine Congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the ANSES and eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES. These transferred assets included 229,125,205 of our Class B common shares, representing 25.3% of our capital stock. The ANSES is subject to the same investment rules, prohibitions and restrictions that were applicable to the Argentine private pension funds under the retirement savings system, except as described in the following sentence. On April 12, 2011, the Executive Power issued Emergency Decree No. 441, which annulled the restrictions under Section 76(f) of Law No. 24,241 on the exercise of more than 5% of the voting power in any local or foreign company, such as us, in any meeting of shareholders, irrespective of the actual interest held in the relevant company’s capital stock. The annulment of the restrictions under Section 76(f) of Law No. 24,241 came into effect on April 14, 2011. As of such date, ANSES may exercise its voting power in any local or foreign company, such as us, based on the actual interest held in the relevant company’s capital stock.

Acquisition by Dolphin Energía and IEASA

In September 2005, Dolphin Energía and IEASA purchased an indirect controlling stake in us from EDFI. Until September 28, 2007, Dolphin Energía and IEASA were controlled by the principal members of Grupo Dolphin, Marcos Marcelo Mindlin, Damián Miguel Mindlin and Gustavo Mariani. Such principal members had significant experience investing in the Argentine energy sector dating back to 2004.

Initial Public Offering

In April 2007, we completed the initial public offering of our Class B ordinary shares in the form of American Depository Shares (ADSs). We and a group of our shareholders sold 18,050,097 ADSs, representing 361,001,940 ordinary Class B common shares, in an offering in the United States and other jurisdictions outside of Argentina, and the Employee Stock Participation Program sold 81,208,416 ordinary class B shares in a simultaneous offering in Argentina. The ADSs are listed on the New York Stock Exchange under the symbol “EDN” and the Class B common shares are listed on the Buenos Aires Stock Exchange (BASE) under the same symbol. We received approximately U.S. $61.4 million from the initial public offering, before costs. Of this amount, we used approximately U.S. $36 million to repurchase some of our Discount Notes due 2014. The remainder of the proceeds from the initial public offering was used to repurchase some of our Fixed Rate Par Notes due 2016 and for capital expenditures. After the initial public offering, our controlling shareholder continues to own 51% of our ordinary shares.

Acquisition by Pampa Energía S.A. (Formerly Called Pampa Holding S.A.)

On June 22, 2007, the principal members of Grupo Dolphin, Marcos Marcelo Mindlin, Damián Miguel Mindlin and Gustavo Mariani, signed a stock subscription agreement with Pampa Energía S.A., pursuant to which they agreed to transfer all of the stock of Dolphin Energía and IEASA to Pampa Energía S.A. in exchange for common stock of Pampa Energía S.A. On August 30, 2007, the shareholders of Pampa Energía S.A. approved this transfer of shares, and the CNV and the BASE approved the public offering and listing of its shares in September 2007. The transaction was consummated on September 28, 2007, and as a result, Pampa Energía S.A. now owns 100% of the capital stock of each of Dolphin Energía and IEASA, which in turn collectively own all of the capital stock of EASA, our controlling shareholder. The ratio of exchange of common shares of Pampa Energía S.A. and shares of Dolphin Energía and IEASA was determined using the respective averages of the closing prices of Pampa Energía S.A.’s and our shares on the Buenos Aires Stock Exchange during a 10-trading day period ending on August 15, 2007, taking into account, in the case of shares of Dolphin Energía and IEASA, EASA’s stake in us, the net present value of EASA’s outstanding indebtedness and the net present value of fees to be paid by us to EASA under the Financial Services Agreement dated April 4, 2006 between us and EASA. See “Related party transactions—Financial services agreement with EASA.”

The former shareholders of Dolphin Energía and IEASA, Messrs. Marcos Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, are the controlling shareholders of Grupo Dolphin and are managers of Pampa Energía S.A., an Argentine public company with a market capitalization (net of repurchases) of U.S. $565 million as of December 31, 2011.  Pampa Energía S.A. was acquired in November 2005 by certain principals of Grupo Dolphin to serve as a corporate vehicle for private equity investments in Argentina. Through companies under their control, Messrs. Marcos Marcelo Mindlin, Damián Mindlin and Gustavo Mariani currently control approximately 22.62% of the common stock of Pampa Energía S.A.  In addition, Messrs. Marcos Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, together with Pampa Energía S.A.’s chief executive officer Mr. Ricardo Alejandro Torres, hold warrants to purchase, in the aggregate, approximately 22.5% of the common stock of Pampa Energía S.A. (on a fully diluted basis).  The board of directors of Pampa Energía S.A. consists of nine directors, of which five are affiliated with Grupo Dolphin, including Mr. Marcelo Mindlin, who serves as chairman of the board of directors, Damián Mindlin and Gustavo Mariani, members of the board of directors.  The principal executive officers of Pampa Energía S.A., excluding its chief executive officer, are also affiliated with Grupo Dolphin.

In addition to its indirect stake in us, Pampa Energía S.A. currently owns several investments in the Argentine electricity sector, including a 50% interest in the controlling shareholder of the principal electricity transmission company in Argentina, Transener and controlling stakes in five generation plants located in the Buenos Aires, Salta, Mendoza and Neuquén provinces (Central Piedra Buena S.A., Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A., Central Térmica Güemes S.A. and Loma de la Lata S.A.).

Share Buy-Back Program

On October 23, 2008, we launched a tender offer in Argentina for our Class B common shares at a purchase price of Ps. 0.65 per share. 400,000 Class B common shares were validly tendered and purchased pursuant to the offer.

On November 14, 2008, we commenced an open-market share purchase program. Under the terms of the program, we were authorized to purchase our Class B common shares for up to Ps. 45 million, subject to certain volume and price restrictions. The open market share purchase program expired on March 17, 2009. Pursuant to the program we purchased 9,012,500 Class B common shares, at an average price of Ps. 0.65 per share, representing approximately 1% of our capital stock. We currently hold 9,412,500 Class B common shares as treasury stock.

Employee Stock Participation Program

At the time of the privatization of SEGBA (our predecessor), the Argentine government allocated all of our Class C common shares, representing 10% of our outstanding capital stock, to establish a Programa de Propiedad Participada (employee stock participation program, or PPP), pursuant to Law No. 23,696 and regulations thereunder, through which certain eligible employees (including former employees of SEGBA who became our employees) were each entitled to receive a specified number of our Class C common shares, calculated in accordance with a formula that considered a number of factors, including the employee’s salary level, position and seniority. In order to implement the PPP, a general transfer agreement, a share syndication agreement and a trust agreement were executed.

Pursuant to the transfer agreement, participating employees were allowed to defer payment for the Class C common shares over time. As a guarantee for the payment of the deferred purchase price, the Class C common shares were pledged in favor of the Argentine government. Furthermore, under the original trust agreement, the Class C common shares were placed in trust by the Argentine government with Banco Nación, acting as trustee for the Class C common shares, for the benefit of the participant employees and the Argentine government. In addition, pursuant to the share syndication agreement, all political rights of the participant employees (including the right to vote at our ordinary and extraordinary shareholders’ meetings) were to be exercised collectively until the payment in full of the deferred purchase price and the release of the pledge in favor of the Argentine government. On April 27, 2007, the participant employees paid the deferred purchase price of all of the Class C common shares in full to the Argentine government and, accordingly, the pledge was released and the share syndication agreement was terminated.

According to the regulations applicable to the Employee Stock Participation Program, participating employees who terminated their employment with us before the payment in full of the deferred purchase price to the Argentine government were required to transfer their shares to the Guarantee and Repurchase Fund, at a price calculated pursuant to a formula set forth in the transfer agreement. As of the date of payment of the deferred purchase price, the Guarantee and Repurchase Fund had not paid in full the amounts due to the former participating employees for the transfer of their Class C common Shares.

A number of our and SEGBA’s former employees have brought claims against the Guaranty and Repurchase Fund, the Argentine government and, in certain limited cases, us, in each case relating to the administration of our Employee Stock Participation Program. The plaintiffs who are former employees of SEGBA were not deemed eligible by the relevant authorities to participate in the Employee Stock Participation Program at the time of its creation, which determination these plaintiffs dispute and are seeking compensation for. The plaintiffs who are our former employees are either seeking payment of amounts due to them by the Guaranty and Repurchase Fund for share transfers that occurred upon their retirement from our employment or disputing the calculation of the amounts paid to them by the Guaranty and Repurchase Fund. In several of these claims, the plaintiffs have obtained attachment orders or injunctive relief against the Guaranty and Repurchase Fund over approximately 1,567,231 Class C common shares and Ps. 709,149 of the funds on deposit in the fund, in each case up to the amount of their respective claims. Because the outcome of these proceedings has not yet been determined, the Argentine government has instructed Banco Nación to create a Contingency Fund to hold a portion of the proceeds of the offering of Class B common shares by the Employee Stock Participation Program pending the outcome of these legal proceedings.

According to the agreements, laws and decrees that govern the Employee Stock Participation Program, our Class C common shares may only be held by our employees. Upon the closing of our initial public offering, substantially all of our Class C common shares were converted into Class B common shares and sold. In accordance with these agreements, laws and decrees, the rights previously attributable to the Class C common shares have been combined with those attributable to the Class B common shares, and holders of the remaining Class C common shares will vote jointly as a single class with the holders of Class B common shares in the election of directors. Only 1,952,604 Class C common shares remain outstanding, representing 0.2% of our capital stock.

RELATED PARTY TRANSACTIONS

Financial Services Agreement with EASA

On April 4, 2006, we entered into a Financial Services Agreement with EASA pursuant to which EASA shall provide us with advisory services, as well as services related to the potential development of new lines of business compatible with our corporate objectives. The services to be performed by EASA include providing assistance and advice in respect of our financial performance, our finance management team and our financial decision-making process, our engagement of financial advisory services firms and the development of new financial products, the restructuring of our commercial and financial debt, feasibility, profitability and implementation of new businesses, hedging and derivatives strategies, relationship with foreign and local financial institutions, financial aspects of tariffs renegotiation and concession contract process and our annual budget.

The term of the agreement is five years from September 2005, with each party having the right to terminate it at any time without cause with 60 days prior notice. The consideration to be received by EASA is U.S. $2 million per year, plus Argentine value added tax, and is payable in advance in October of each year, or as otherwise agreed by the parties. The Board of Directors of both EASA and us have approved the agreement, and our audit committee has indicated that the agreement was entered into on a commercial arms’ length basis. The payment related to the first year of services was made on April 19, 2006.

In April 2008, our board of directors approved an amendment to the EASA agreement increasing the amount to be paid by us in consideration for the services provided by EASA to U.S. $2.5 million, plus Argentine value added tax, payable retroactively from January 1, 2008.

On August 31, 2010, we signed an amendment to the EASA agreement extending the term of the agreement to five years following September 19, 2010. Our Board of Directors approved the amendment on August 31, 2010. No other terms of the contract have been modified.

Agreement with Comunicaciones y Consumos S.A.

On March 16, 2007 we entered into an agreement with Comunicaciones y Consumos S.A. (CYCSA), an Argentine company wholly owned by Mr. Marcelo Mindlin, pursuant to which we granted CYCSA the exclusive right to provide telecommunication services to our customers through the use of our network in accordance with Federal Decree 764/2000, which contemplates the integration of voice, data and imaging services through the existing infrastructure of electricity distribution companies such as us. Under the terms of this agreement, CYCSA is responsible for all expenses relating to the maintenance and adaptation of our network for use in providing its telecommunications services. The agreement is valid for ten years commencing on July 11, 2008. The agreement also provides for automatic renewal at the expiration of each term for subsequent five-year periods, unless either party gives notice not less than 120 days prior to the expiration of such term. Under the agreement, CYCSA is required to make periodic requests for access to our network, which we will evaluate and grant based on available capacity in our network. In return for the use of our network, CYCSA will compensate us with 2% of its annual charges to customers, before taxes, as well as 10% of any profits derived from its services. In addition, CYCSA will indemnify us for any liability arising from the rendering of its services through our network. In October 2008, we entered into an amendment to the agreement with CYCSA granting CYCSA the right to use poles and towers of our overhead lines to lay a network of fiber optic cables. The amendment also grants us the right to use part of the capacity of the fiber optic cables

In November 2008, we extended the term of our initial agreement with CYCSA from ten to twenty years.

Agreement with Préstamos y Servicios S.A.

On March 16, 2007, we entered into an agreement with Préstamos y Servicios S.A. (PYSSA), a company indirectly controlled by Messrs. Marcelo Mindlin, Damian Mindlin and Gustavo Mariani, pursuant to which we granted PYSSA the exclusive right to conduct its direct and marketing services through the use of our facilities and mailing services. Under the terms of the agreement, we agree to provide PYSSA with office space and allow them to communicate financial and loan offers directly to our customers. In addition, we include PYSSA’s marketing material in the invoices and other mail we send to our customers. The term of the agreement is five years, which automatically renews for subsequent five-year periods unless terminated by one of the parties with 120 days prior notice. In accordance with the terms of the agreement, PYSSA pays us 2% of the monthly charges collected from our customers, before taxes, and 10% of profits. PYSSA has agreed to indemnify us for any obligation arising from the rendering of its services. This agreement required authorization from the ENRE, which was received through Resolution No. 381/2007 on June 15, 2007.

However, the work in our office space related to this agreement has been temporarily suspended.

As of the date of this annual report, Mr. Marcelo Mindlin holds 3% of the stocks of PYSSA.

Technical Assistance Agreement between Emdersa , Eden and Electricidad Argentina S.A.

As of March 4, 2011, as a consequence of the acquisition of AEIServicios by Pampa Energia, we ceded the total of the rights and obligations arising from the technical assistance agreement formerly in effect among Emdersa Eden and AEIServicios to Electricidad Argentina S.A. (“EASA”).

As of January 9, 2012, due to the sale of Emdersa’s subsidiaries the agreement with EASA has been cancelled.

Loan with subsidiaries and related companies

On April 29, 2011, we entered into an agreement with Eden, Edesal, Edelar and Edesa for the refinancing of the loans granted to them at the time of acquisition with the purpose of allowing for the restructuring of their financial loans, for Ps. 80 million in the case of Eden, Ps. 31.2 million in the case of Edelar, Ps. 131.3 million in the case of Edesa and Ps. 37.5 million in the case of Edesal, at an annual nominal rate of 16% on each of them, with interest falling due semiannually on October 31, 2011 and April 30, 2012. The one-year term loans fall due on April 30, 2012. The financing conditions are in accordance with those usually obtained in the market for this type of transactions.

Furthermore, on November 3, 2011, we granted a loan to Eden for USD 3.1 million at an annual rate of 8.50% and final maturity on November 2, 2012.

The agreement with Edesal was cancelled in Septembre 2011, in accordance with the terms of the sale to Rovella.

Additionally, on July 8, 2011, August 5, 2011,, December 29, 2011, and February 10, 2012, Eden made payments for Ps. 2.0 million, Ps. 2.5 million, Ps. 1.5 million and Ps. 60.0 million, respectively, as early repayment of the loan granted by us.

Item 8.	Financial Information

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

Legal Proceedings

In the normal course of our business, we are a party to lawsuits of various types. Our management evaluates the merit of each claim and assesses its likely outcome, recording an allowance in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated. At December 31, 2011, we had established allowances in the aggregate amount of Ps. 76.5 million to cover potential losses from such claims and legal proceedings. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

We are not aware of any other contingencies that are reasonably possible and, as of December 31, 2011, there were no losses in excess of the contingencies that we recognized in our audited consolidated financial statements as of and for the year ended December 31, 2011.

Proceedings Challenging the Renegotiation of our Concession

In November 2006, two Argentine consumer associations, ACIJ and Consumer’s Cooperative for Community Action, brought an action against us and the Argentine government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional. On March 26, 2007, the federal administrative court dismissed these claims and ruled in our favor on the grounds that the adoption of Executive Decree No. 1957/06, which ratified the Adjustment Agreement, rendered the action moot. ACIJ appealed this decision on April 12, 2007, and the appeal was decided in our favor. However, on April 14, 2008, ACIJ filed another complaint challenging the procedures utilized by the Argentine Congress in approving the Adjustment Agreement. Specifically, the claim alleges that Article 4 of Law No. 24,790, which authorized the Congress to tacitly approve agreements negotiated between the Argentine government and public service companies, such as us, violated the congressional procedures established in the Argentine Constitution. ACIJ has requested that the Adjustment Agreement be renegotiated and submitted to Congress for its express approval. We have responded to this complaint, which is currently in the sentencing period.

In December 2009, an Argentine consumer association, Unión de Usuarios y Consumidores, brought an action against us and the Argentine government before a federal administrative court seeking to (i) abrogate Clause 4.6 of Annex I of the Adjustment Agreement, which provides that the rate increase has retroactive effects; (ii) annul ENRE Resolution No. 51/07, which authorizes the retroactive increase of rates in our favor; and (iii) obtain an order that requires that we reimburse our customers the full amounts paid by them based on the retroactive rate increase and that such reimbursement be made by crediting our customers’ accounts.

On November 11, 2010, the judge upheld the claim and ordered that (i) Clause 4.1 of Annex I of Decree No. 1957/06 and Articles 2, 3 and 4 of ENRE Resolution 51/07, which had authorized the retroactive rate increase for the period between 11/1/2005 and 1/31/2007, be annulled; (ii) the fees collected retroactively during such period be repaid to our customers; (iii) the ENRE be instructed to control our distribution of refunds and to report the results to the court; and (iv) each party bear its own court-related costs. On November 25, 2010, we appealed the court’s order and requested that the court’s order be stayed pending a decision on the appeal. On December 2, 2010, the court stayed its order pending a decision on the appeal. On June 1, 2011, the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala V) overturned the judgment of the lower administrative court. The plaintiff filed an Extraordinary Appeal, which was granted as of November 3, 2011. The case is currently in the Supreme Court of Justice.

We cannot assure you regarding how these complaints will be resolved nor can we assure you that other actions or requests for injunctive relief will not be brought by these or other groups seeking to reverse the adjustments we have obtained or to block any further adjustments to our tariffs.

Preliminary Injunction of the Public Ombudsman

On October 31, 2008, the Secretary of Energy approved the seasonal reference prices of power and energy in the Wholesale Electricity Market. Consequently, the ENRE applied the new rate schedule as of October 1, 2008. The new rate schedule passed the purchase price of electricity as well as the other costs related to the Wholesale Electricity Market, including transmission, onto the final customer.

In response to the new tariff schedule, the Defensor del Pueblo de la Nación (National Public Ombudsman) filed a claim opposing the resolutions that approved the October 1, 2008 tariff schedule and naming us as a third-party defendant. On January 27, 2009, the ENRE notified us of a preliminary injunction, as a result of the Ombudsman’s claim, pursuant to which we were ordered to refrain from cutting the energy supply to customers challenging the October 2008 tariff increase until a decision is reached with respect to the claim. We, along with the Argentine government, have appealed this injunction through various legal actions. As of the date of this annual report, a Supreme Court decision is pending.

On August 14, 2009, the Secretary of Energy issued Resolution No. 652/09, which ordered the suspension of the then applicable reference market prices of energy, and established new reference prices for the periods from June to July 2009 and from August to September 2009, reinstating partial government subsidies to the electricity generation sector. Furthermore, the resolution also established the unsubsidized reference market prices of energy for the months of June and July 2009 and August to October 2009.

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

The remedies sought in the complaint are as follow:

•	that all the most recent tariff resolutions be declared null and unconstitutional (ENRE Resolution No. 324/08 – 365/08 – 628/08, 645/08 and Secretary of Energy No. 1169/08 – 797/08 – 1170/08 and its annexes) and, as a consequence, that the amounts billed by virtue of these resolutions be refunded;

•	that all the defendants be required to carry out the RTI;

•	that the resolutions issued by the Secretary of Energy that extend the transition period of the Adjustment Agreement be declared null and unconstitutional;

•	that the defendants be ordered to carry out the sale process, through an international public bidding, of their respective class “A” shares, due to the fact that the management period of the respective concessions has ended;

•	that the resolutions as well as any act performed by a governmental authority that modify contractual renegotiations be declared null and unconstitutional;

•	that the resolutions that extend the management periods contemplated in the defendant’s respective concessions be declared null and unconstitutional; and

•	that, alternatively, should the main claim be rejected, the defendants be ordered to bill all customers on a bi-monthly basis.

Additionally, the plaintiffs requested that the court issue a preliminary injunction suspending the rate hikes established in the resolutions questioned by the plaintiffs and that, alternatively, the application of the resolutions be partially suspended. Finally, the plaintiffs also requested that the application authority be ordered not to approve new increases other than within the framework of the RTI process. As of the date of this annual report, the court has neither granted nor rejected these requests.

We can give no assurance that these actions or other potential future actions or requests for injunctive relief will not reverse the adjustments we have obtained or block any further adjustments to our tariffs.

Breach of Contract Claims

In March 2010 Consumidores Financieros, Asociación Civil Para Su Defensa, a consumers’ association, instituted an action against us and Edesur in the National Court of First Instance in Federal Administrative Claims Tribunal No. 2, Secretariat 3 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 2, Secretería 3) seeking repayment to customers for alleged excess charges over the course of the past 10 years. The action is based on three claims. First, the plaintiffs claim a refund for the percentage payment of VAT over a taxable base they allege was inappropriately increased to include an amount that exceeded our and Edesur’s own payments to the wholesale electricity market. Second, the plaintiffs claim a refund for charges relating to interest on payments by customers that the plaintiffs claim we and Edesur failed to adjust to reflect the actual number of days the payment was outstanding. Finally, the plaintiffs claim a refund for late payment charges from 2008 onwards calculated at the rate of the tasa pasiva (the interest rate that Banco de la Nación Argentina pays on deposits) in alleged contravention of the Law of Consumer Defense (Ley de Defensa del Consumidor) in April 2008. We have given express directions to our legal advisors to contest the suit and all related claims and, on April 22, 2010, we answered the complaint and filed a motion to dismiss for lack of standing on the part of the plaintiffs. While we expect to prevail in this matter, an adverse decision could have a material adverse effect on our results of operations.

On October 21, 2011, we were notified of a lawsuit filed by the Association for the Defense of Rights of Users and Consumers (Asociación de Defensa de Derechos de Usuarios y Consumidores ADDUC) requesting that the interviewing Court (i) order the reduction or moderation of penalty interest rates or late payment interests that we charge to customers, because such rates allegedly violate Art. 31 of Law 24,240, and (ii) declare the non-implementation of the agreements or conventions which have stipulated the interest rates that we apply to our customers, and of the administrative regulations on the basis of which we justify the interest charging and (iii) orders the restitution of wrongfully perceived interests of customers provided since 08/15/2008 until the day that we comply with the order of interest reduction. The plaintiff also requested the reinstatement of VAT (21%) and other taxes charged on the portion of charges unlawfully perceived.

We can give no assurance that these actions or other potential future actions or requests for injunctive relief will not reverse the adjustments we have obtained or block any further adjustments to our tariffs.

DIVIDENDS

Under Argentine corporations law, declaration and payment of annual dividends, to the extent the distribution of available earnings complies with the requirements of applicable Argentine corporate law, is determined by our shareholders at the annual ordinary shareholders’ meeting. Generally, but not necessarily, the board of directors makes a recommendation with respect to the payment of dividends. Edenor have not declared or paid any dividends since August 14, 2001.

Amount available for distribution

Dividends may be lawfully declared and paid only out of our retained earnings stated in our yearly financial statements prepared in accordance with Argentine GAAP and CNV regulations and approved by the annual ordinary shareholders’ meeting.

According to Argentine Corporations Law and our by-laws we are required to maintain a legal reserve of 20% of our outstanding capital stock. The legal reserve is not available for distribution to shareholders. Under Argentine corporations law and our by-laws, our yearly net income (as adjusted to reflect changes in prior results) is allocated in the following order:

(i)	to comply with the legal reserve requirement;

(ii)	to pay the accrued fees of the members of our board of directors and supervisory committee;

(iii)	to pay any amounts owed to our employees under the “Bonos de Participación para el Personal” (which are bonds issued to our employees according to the provisions of our by-laws, that entitle each holder to a pro rata portion of 0.5% of our earnings, after payment of taxes);

(iv)	for voluntary or contingent reserves, as may be resolved from time to time by our shareholders at the annual ordinary shareholders’ meeting; and

(v)	tremainder of the net income for the year may be distributed as dividends on common shares or as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting.

Our board of directors submits our financial statements for the preceding fiscal year, together with reports thereon by the supervisory committee, at the annual ordinary shareholders’ meeting for approval. Within four months of the end of each fiscal year, an ordinary shareholders’ meeting must be held to approve the financial statements and determine the allocation of our net income for such year.

Under applicable CNV regulations, cash dividends must be paid to shareholders within 30 days of the shareholders’ meeting approving any dividends. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of the authorization of the CNV for the public offering of the shares arising from such dividends. The statute of limitations for any shareholder to receive dividends declared by the shareholders’ meeting is 3 years from the date in which they have been made available to the shareholder.

Pursuant to the Adjustment Agreement, Edenor cannot make any dividend payments without the ENRE’s prior approval during the period in which Edenor is conducting the RTI.

SIGNIFICANT CHANGES

Except as identified in this annual report on Form 20-F, no significant change in our financial condition has occurred since the date of the most recent audited consolidated financial statements contained in this annual report. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations”, “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” and “Item 3. Key Information—Risk factors—Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariff adjusted to reflect increases in our distribution costs in a timely manner, could have a material adverse effect on our capacity to perform our financial and commercial obligations.”

Item 9.	The Offer and Listing

Since April 26, 2007, our Class B common shares and the ADSs have been listed on the Buenos Aires Stock Exchange and the NYSE, respectively. The ADSs have been issued by the Bank of New York as depositary. Each ADS represents 20 Class B common shares.

Offer and Listing Details

The following table sets forth, for the period commencing with our initial public offering on April 30, 2007, the annual high and low market prices for the ADSs on the New York Stock Exchange and for the shares on the Buenos Aires Stock Exchange.

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
	High	Low	High	Low
2007	3.97	2.75	24.95	17.65
2008	3.50	0.56	22.16	3.06
2009	1.70	0.61	9.02	3.20
2010	2.90	1.26	14.32	6.36
2011	2.71	1.27	13.49	5.26

The following table sets forth, for the periods indicated, the reported high and low sales prices for our shares on the Buenos Aires Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
	High	Low	High	Low
2009
First Quarter	0.87	0.61	4.90	3.20
Second Quarter	1.08	0.70	5.65	3.65
Third Quarter	1.47	1.06	7.80	5.22
Fourth Quarter	1.70	1.29	9.02	6.95

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
	High	Low	High	Low
2010
First Quarter	1.59	1.32	8.48	6.75
Second Quarter	1.55	1.26	7.98	6.36
Third Quarter	1.57	1.27	7.94	6.37
Fourth Quarter	2.90	1.55	14.32	7.87

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
	High	Low	High	Low
2011
First Quarter	2.71	2.12	13.49	9.97
Second Quarter	2.37	1.78	11.31	8.24
Third Quarter	2.28	1.42	10.85	6.06
Fourth Quarter	2.08	1.27	8.40	5.26

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
	High	Low	High	Low
2012
January	1.65	1.40	7.03	5.87
February	1.50	1.30	6.40	5.39
March	1.36	0.96	5.50	3.70
April(1)	1.00	0.70	3.77	2.50

(1)	Represents the corresponding sale prices from April 1 through April 24

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

Regulation of the Argentine securities market

The Argentine securities market is regulated and overseen by the CNV, pursuant to Law No. 17,811, as amended, which in addition to having created the CNV governs the regulation of security exchanges, as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options. Argentine insurance companies are regulated by separate government agencies, whereas financial institutions are regulated primarily by the Central Bank.

In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Caja de Valores S.A. (Stock Exchange Incorporated), a corporation owned by the BCBA, MERVAL and certain provincial exchanges. Caja de Valores S.A. is the central securities depositary of Argentina, providing central depositary facilities and acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions. Additionally, Caja de Valores S.A. handles the settlement of securities transactions carried out by the BCBA and operates the computerized exchange information system mentioned above.

Despite a change in the legal framework of Argentine securities trading in the early 1990s, which permitted the issuance and trading of new financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds and futures and options, there is still a relatively low level of regulation of the market for Argentine securities and investors’ activities in such markets and enforcement of them has been extremely limited. Because of the limited exposure and regulation in these markets, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the CNV has taken significant steps to strengthen disclosure and regulatory standards for the Argentine securities market, including the issuance of regulations prohibiting insider trading and requiring insiders to report on their ownership of securities, with associated penalties for non-compliance.

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

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management, among others, and only securities for which an application for a public offering has been approved by the CNV may be listed on a stock exchange. Despite these requirements imposed by the CNV, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, although issuers of listed securities are required to file unaudited quarterly financial statements, audited annual financial statements and various other periodic reports with the CNV the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may materially affect the value of the securities traded.

Item 10.	Additional Information

MEMORANDUM AND ARTICLES OF INCORPORATION

Set forth below is a brief summary of certain significant provisions of our by-laws and Argentine law. This description does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report. For a description of the provisions of our by-laws relating to our board of directors and statutory auditors, see “Item 6. Directors, Senior Management and Employees.”

Description of Capital Stock

We are a public service company incorporated on July 21, 1992 as a sociedad anónima, a limited liability corporation, duly incorporated under the laws of Argentina for a 95−year period and registered on August 3, 1992 with the Public Registry of Commerce of the City of Buenos Aires under Nr. 7041 of Book 111, Volume A of Sociedades Anónimas.

As of the date of this annual report, our capital stock consists of Ps. 906,455,100, represented by 462,292,111 book-entry Class A common shares, with a par value of one Peso each and the right to one vote per share, 442,210,385 book-entry Class B common shares, with a par value of one Peso each and the right to one vote per share, and 1,952,604 book-entry Class C common common shares, with a par value of one Peso each and the right to one vote per share. Under our by-laws, we are required to ensure, unless the ENRE approves otherwise, that Class A common shares represent 51% of our outstanding capital stock and that new Class A, Class B and Class C common shares are issued pro rata to the percentage of the outstanding capital stock represented by them prior to a capital increase, unless a general or special shareholder’s meeting approves otherwise. All of our outstanding shares are currently fully paid.

Our shareholders authorized a capital increase of 83,161,020 common shares on June 7, 2006 composed of 42,412,120 Class A common shares, 32,432,797 Class B common shares and 8,316,102 Class C common common shares. Our Class B common shares have been listed on the Buenos Aires Stock Exchange since 1995 although they have never been traded effectively on that exchange or any other market. Holders of Class A common shares may convert any Class B common shares they may hold into Class A common shares, on a one−for−one basis, if such conversion would be required to maintain at all times 51% of our outstanding capital stock. Our Class A common shares have been pledged in favor of the Argentine government to secure our obligations under our concession and may not be transferred, not even to shareholders of the same class, without the prior approval of the ENRE. Under the Adjustment Agreement, these shares may not be transferred until the approval of the RTI.

Upon the closing of our IPO, substantially all our Class C common shares were converted into Class B common shares. The rights previously attributable to our Class C common shares were combined with those attributable to our Class B common shares, and holders of our remaining Class C common shares vote jointly as a single class with the holders of our Class B common shares in the election of directors.

Corporate Purpose

Article 4 of our by-laws establishes that our corporate purpose is to engage in the distribution and sale of electricity within our concession area. We can also acquire the capital stock of other electricity distribution companies, subject to regulatory approval, lease our network to provide power line communication or other voice, data and image transmission services, and render operating, advisory, training, maintenance, consultancy, management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by us or through subsidiaries or affiliates. In addition, we may act as trustees of trusts created under Argentine law to the extent they are related to credit facilities granted to vendors and service providers acting in the distribution and sale of electricity who have guaranties granted by reciprocal guaranty companies owned by us.

Shareholders’ Liability

Under Argentine corporate law, shareholder liability for a company’s losses is limited to the value of the shareholder’s shareholding in the company. However, shareholders who have a conflict of interest with the company with respect to certain matters and who do not abstain from voting on such matters may be held liable for damages to the company, provided that their votes were involved in the adoption of the relevant decision. In addition, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or the company’s by-laws (or regulations, if any) may be held jointly and severally liable for damages to the company, other shareholders or third parties resulting from the resolution. See also “Item 3. Key Information—Risk factors—Risks related to our ADSs and common shares—Our shareholders may be subject to liability for certain votes of their securities.”

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

any shareholder that voted against such action or did not attend the relevant meeting may exercise appraisal rights, that is, the rights to withdraw as our shareholder and have its shares cancelled in exchange for the book value of its shares, determined on the basis of our latest balance sheet prepared, or that should have been prepared, in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within the time frame set forth below.

Appraisal rights must be exercised within five days following the meeting at which the relevant resolution was adopted, in the event of a dissenting shareholder that voted against such resolution, or within 15 days following such meeting in the case of a dissenting shareholder that did not attend the meeting and who can prove that it was a shareholder at the date of the meeting. In the case of mergers or spin-offs involving an entity authorized to make public offering of its shares, appraisal rights may not be exercised if the shares to be received as a result of the transaction are listed in any stock exchange. Appraisal rights are terminated if the resolution giving rise to such rights is overturned at another shareholders’ meeting held within 60 days as from the meeting at which the resolution was adopted.

Payment of appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted, except where the resolution was to delist our capital stock, in which case the payment period is reduced to 60 days from the date of the relevant resolution.

Because of the absence of legal precedents directly on point, there is doubt as to whether holders of ADSs would be able to exercise appraisal rights either directly or through the depositary with respect to our Class B common shares represented by ADSs.

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

In 2008, we repurchased our class B common shares in Argentina through a public tender offer and through open market repurchases. Through both operations, we repurchased 9,412,500 shares. On October 31, 2008, we launched a public tender offer in Argentina for our Class B common shares. According to the terms of the tender offer, we were permitted to purchase up to 65 million shares, or 7.17% of our outstanding Class B common shares, at a price of Ps. 0.65 per share for a total maximum expenditure of Ps. 45 million. The CNV approved the tender offer on October 30, 2008. The offer expired on November 14, 2008.

Preemptive and Accretion Rights

Under Argentine law, shareholders of any given class of common shares have preemptive rights, on a pro rata basis, to subscribe shares of the same class owned by them, and accretion rights, on a pro rata basis, to subscribe additional shares of its class or other classes of shares not subscribed by other shareholders of the same class. Preemptive rights and accretion rights may be waived only by each shareholder on a case-by-case basis. Pursuant to the Argentine corporations law, in exceptional cases and on a case by case basis when required for the best interest of the relevant company, its shareholders at an extraordinary meeting with a special majority may decide to limit or suspend preemptive rights, provided that the resolution is included in the meeting’s agenda and the shares to be issued are paid in kind or are issued to cancel preexisting obligations.

In the event of a capital increase, our by-laws provide that holders of Class A, Class B and Class C common shares have preemptive rights, on a pro rata basis, to subscribe new Class A, Class B or Class C common shares, as the case may be, in order to maintain their pro rata interest in our capital stock, unless otherwise decided at our general or extraordinary shareholders’ meeting. The holders of our Class A common shares, in any capital increase, must exercise their preemptive rights to maintain at least 51% of our capital stock outstanding after giving effect to the capital increase, unless otherwise authorized by the ENRE or to the extent any other legal mechanism is used to secure the 51% ownership of our capital stock. In order for the participant employees of the PPP to participate in such an offering, all of our Class C common shares (including shares of PPP participants who will not participate in such an offering) shall be converted into Class B common shares.

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

Voting Rights

Under our by-laws, each class of common shares entitles its holder to one vote per share at any meeting of our shareholders. Under Argentine corporations law, a shareholder is required to abstain from voting any resolution in which its direct or indirect interests conflict with that of, or are different from, the company. In the event that such shareholder votes on such resolution, and such resolution would not have been approved without such shareholder’s vote, the resolution may be declared void by a court and such shareholder may be held liable for damages to the company, other shareholders and third parties.

Registration Requirements of Foreign Companies Holding Class B Shares

Under Argentine regulations, foreign companies that hold shares directly (and not indirectly through ADSs) in an Argentine company must register with the Inspección General de Justicia (the City of Buenos Aires public registry of commerce) to exercise certain shareholder rights, including voting rights. The registration requires the filing of certain corporate and accounting documents in order to demonstrate that the foreign shareholder is not a special purpose vehicle organized solely to conduct business in Argentina, that it is entitled to conduct business in its place of incorporation and meets certain foreign assets requirements.

Liquidation Rights

In case of liquidation or dissolution, our assets will be applied to satisfy our outstanding liabilities and then be proportionally distributed among holders of our common stock without distinction of classes.

Ordinary and Extraordinary Shareholders Meetings

Shareholders’ meetings may be either ordinary meetings or extraordinary. We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine corporations law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of the board of directors and the statutory audit committee and election, performance and remuneration of directors and members of the statutory audit committee. In addition, pursuant to Public Offering Transparency Decree 677/2001, at an ordinary shareholders’ meetings, our shareholders must consider (i) the disposition of, or creation of any lien over, our assets as long as such decision has not been performed under the ordinary course of our business and (ii) the execution of administration or management agreements and whether to approve any agreement by virtue of which the assets or services provided to us are paid partially or totally with a percentage of our income, results or earnings, if the payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters which may be considered at an ordinary meeting convened and held at any time include the responsibility of directors and members of the statutory audit committee, capital increases and the issuance of certain corporate bonds. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting including, without limitations, the amendment of our by-laws, issuance of debentures, early dissolution, merger, spin off, reduction of capital stock and redemption of shares, transformation from one type of entity to another, appointment, removal and retribution of the liquidators and limitation or suspension of shareholders’ preemptive rights.

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

Election of Directors

Our board of directors must have 12 acting directors and the number of alternate directors that the shareholders may resolve in a general annual ordinary meeting or at a class annual ordinary meeting, such number not to exceed the number of acting directors. All directors are elected to serve for one fiscal year. Holders of Class A common shares are entitled to elect, at a general annual ordinary meeting or at an annual ordinary meeting of Class A holders 7 directors, two of which must be independent in accordance with CNV regulations and our by-laws. Holders of Class B common shares are entitled to elect, at a general annual ordinary meeting or at an annual ordinary meeting of Class B holders, 4 directors one of which must also be independent in accordance with CNV regulations and our by-laws. Holders of Class C common shares are entitled to elect, at a general annual ordinary meeting or at an annual ordinary meeting of Class C holders 1 director until the percentage of our capital stock represented by Class C common shares decreases below 6% at which moment holders of Class C common shares will be required to vote together with holders of Class B common shares to elect, as a common class, 5 directors. Upon the closing of the Argentine offering (to the extent consummated), substantially all Class C common shares will have been converted into Class B common shares and a nominal amount of Class C common shares will remain outstanding. Accordingly, any rights previously attributable to the Class C common shares will have been combined with those attributable to the Class B common shares, and holders of the remaining Class C common shares will vote jointly as a single class with the holders of Class B common shares in the election of directors.

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

CERTAIN CONTRACTS

We are party to various contracts in the ordinary course of business. For a discussion of the agreements relating to (i) our acquisition of Emdersa and Aeseba and (ii) the ongoing divestiture of the subsidiaries of Emdersa, see “Item 4. Information on the Company—History and Development of the Company—Acquisition of Emdersa and Aeseba.”

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

In January 2002, pursuant to the Public Emergency Law, the Argentine Executive Branch was empowered to establish a system to determine the exchange rate between the Argentine Peso and foreign currencies and to formulate exchange regulations. On February 8, 2002, pursuant to Decree No. 260/2002, the Argentine Executive Branch established a single free currency market (mercado único y libre de cambios, hereinafter the “MULC”) through which all foreign currency exchange operations were to take place, and provided that foreign currency exchange operations would be made at a freely determined exchange rate, subject to certain requirements and regulations of the Central Bank.

In January 2003, the Central Bank gradually eased the restrictions mentioned above and expanded the list of transfers of funds abroad that did not require its prior authorization. However, in June 2003 the Argentine government instituted restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country.

In June 2005, the Argentine Executive Branch issued Decree 616/05, which established additional restrictions on capital flows. Pursuant to the decree, all indebtedness of Argentine residents within the private sector is required to be agreed upon and repaid not prior to 365 days from the date of entry of the funds into Argentina, regardless of the form of repayment. The decree outlines several types of transaction that are exempt from its requirements, including foreign trade financings, foreign trade balances of those entities authorized to carry out foreign exchange, and primary offerings of debt securities issued pursuant to a public offering and listed on a self-regulated market.

In addition, the decree, as supplemented by subsequent regulations, stipulates that all capital inflows of residents exceeding U.S. $2 million per month, as well as all capital inflows of non-residents settled in the local exchange market destined for local money holdings, acquisition of active or passive private sector financings and investments in securities issued by the public sector that are acquired in secondary markets (excluding foreign direct investment, which includes capital contributions to local companies of direct investments (namely, a company in which the foreign direct investor holds at least 10% of ordinary shares or voting rights, or its equivalent), and primary offerings of debt securities issued pursuant to a public offering and listed on a self-regulated market), must meet certain requirements, including those outlined below:

(i) such funds may be transferred only outside the local exchange market after a 365-day period from the date of entry of the funds into Argentina;

(ii) any Pesos resulting from the exchange of such funds are to be credited to an account within the Argentine banking system; and

(iii) except for certain types of capital inflows, a non-transferable, non-interest-bearing U.S. dollar-denominated mandatory deposit must be maintained for a term of 365 calendar days, in an amount equal to 30% of any inflow of funds to the local foreign exchange market arising from certain enumerated transactions (which mandatory deposit may not be used as collateral or guaranty for any transaction).

In addition, on November 16, 2005, the Ministry of Economy and Production issued Resolution 637/05, pursuant to which Decree 616/05 was regulated, providing that any inflow of funds to the local exchange market in connection with an initial public offering of securities, bonds or certificates issued by a trustee under a trust, whether or not such trust is publicly offered and listed in a self-regulated market, shall comply with all requirements provided in section 4 of Decree 616/05 whenever such requirements are applicable to the inflow of funds to the local exchange market in connection with the acquisition of any of the assets under the trust (Communication “B” 8599).

The transfer abroad of dividend payments is currently authorized by applicable regulations to the extent such dividend payments are made in connection with audited consolidated financial statements and are approved by a shareholders’ meeting. Any breach of the provisions of Decree No. 616/05 or any other foreign exchange regulation is subject to criminal penalties of the laws governing the Argentine exchange market.

Below are the most important aspects of Central Bank regulations, concerning inflows and outflows of funds in Argentina.

Capital Inflows

Current income and transfers

Any income received by residents on investments is not required to be settled through the MULC, except in the case of companies that purchase foreign direct investment assets totally or partially financed through indebtedness incurred abroad, in which case, due to the amount involved in the investment, prior authorization from the Central Bank is required in order to have access to the exchange market. In this latter case, those companies must, before accessing the foreign exchange market to make any payment under such financing provide evidence of such settlement of any income received on investments made with the proceeds of indebtedness incurred abroad.

Capital

Any transactions involving debts incurred abroad by the private non financial and financial sectors in relation to bonds, financial loans (including reverse repurchase transactions) and external financial credit facilities must be entered into and settled through the MULC (Communications “A” 3,712, “A” 3,972 and “A” 5265).

Any issues of debt securities by the private (financial and non financial) sector in a foreign currency where the principal and interest are not solely payable in Argentine Pesos within the country must be denominated in such foreign currency, and the proceeds of such issues must be settled through the MULC (Communications “A” 3,820 and “A” 5,265).

Transfer and settlement of such funds through the foreign exchange market shall be made within 30 calendar days after the date of disbursement of the relevant amount and shall be subject to the rules and regulations in force on the date the foreign currency is settled through the MULC (Communication “A” 5,265).

Any new financial indebtedness entered into in the domestic foreign exchange market and the renewal of any debts payable abroad by Argentine residents of the financial and private non financial sectors must be agreed upon and maintained for not less than 365 calendar days. Such debts may not be repaid prior to the expiration of the aforementioned period, whichever the form of repayment of the obligation abroad, and whether repayment is made with or without access to the local foreign exchange market (Communication “A” 4,359, as amended by Communication “A” 5,265).

The balances of any transactions between correspondent entities authorized to conduct foreign exchange transactions are exempted from the above rules only to the extent that they do not involve financial credit facilities, in which case they will be required to comply with the requirements applicable to the inflows of financial loans. Also exempted are any primary issues of debt securities that are authorized for public offering and listed on self-regulated markets.

Communication “A” 4,359 established regulations for the creation of a deposit pursuant to the description included in Communication “A” 4,360. Such deposit must be made in U.S. Dollars for 30% of the U.S. Dollar equivalent of the total amount entering into the foreign exchange market in the following transactions:

•	Financial debts of the financial and private non financial sectors, other than primary issues of debt securities that are authorized for public offering and listed on self-regulated markets.

•	Primary issues of shares of resident companies which are not authorized for public offering and are not listed on self-regulated markets, provided that they are not direct investment funds.

•	Portfolio investments by non residents designed to acquire holdings of domestic currency and financial assets and liabilities of the financial and private non financial sectors, provided that they are not made for the primary subscription of debt securities authorized for public offering and listed on self-regulated markets, and/or the primary subscription of shares of resident companies which are authorized for public offering and listed on self-regulated markets.

•	Portfolio investments by non residents designed to purchase any rights in secondary markets with respect to securities issued by the public sector.

Pursuant to Resolution No. 365/2005 of the Ministry of Economy, by Communication “A” 4,377 the following transactions were included in Communication “A” 4,359 from June 29, 2005:

•	Portfolio investments by non residents for the primary subscription of securities issued by the Argentine Central Bank.

•	Amounts entering into the domestic foreign exchange market from sales of foreign assets owned by private sector residents, for any amount exceeding the equivalent of U.S.$2,000,000 for each calendar month, among all the entities authorized to conduct foreign exchange transactions.

In addition, pursuant to Resolution No. 637/2005 of the Ministry of Economy, the following transactions were also included in Communication “A” 4,359 as from November 17, 2005:

•	Any capital inflows into the domestic foreign exchange market for the purpose of subscribing the primary issue of notes, bonds or certificates of participation issued by the trustee of a trust, whether or not authorized for public offering and whether listed or not on any self-regulated markets, when such requirements are applicable to the purchase of any of the trust assets.

In the case of capital inflows in foreign currencies other than the U.S. Dollar, for purposes of determining the amount of the required deposit the repurchase transaction rates quoted by Banco Nación at closing of the foreign exchange market on the business day immediately preceding the date of the deposit must be taken into consideration.

The following transactions, among others, are exempted from the requirement of a non interest bearing deposit:

•	Foreign currency amounts settled by residents and derived from foreign currency denominated loans extended by local financial entities.

•	Inflows of foreign currency amounts into the foreign exchange market from a contribution of direct investments in the country and sales of equity interests in local companies to direct investors, provided that the entity taking part in the transaction has executed the documents required under Communication “A” 4,933, as amended and supplemented.

•	Any indebtedness as to Multilateral and Bilateral Lending Agencies and Governmental Lending Agencies (listed in an Annex to Communication “A” 4,662), as amended by Communications “A” 4,832 and “A” 5,011, whether directly or through related agencies (Communication “A” 4,377) when incurred for the performance of their specific purpose.

•	Financial indebtedness of the financial and private non financial sectors as to foreign creditors, provided that the proceeds of the foreign exchange settlement, net of taxes and expenses, are at the same time allocated to (i) the purchase of foreign currency for the repayment of the principal under external debt, and/or (ii) the creation of long term external assets (Communication “A” 4,377).

•	Financial indebtedness of the private non financial sector as to foreign creditors, provided that such indebtedness is incurred and repaid within an average life of not less than two years, including in the respective calculation any payments of principal and interest, and allocated to an investment in non financial assets (Communication “A” 4,377).

•	The proceeds of sales of external assets owned by resident legal entities, when they are allocated by the company to the purchase of non financial assets falling within the scope of the purchases listed in Communications “C” 42,303, 42,884, 44,670 and 46,394.

•	The proceeds of sales of external assets owned by resident individuals or legal persons, when they are allocated to new capital contributions of resident companies, and the recipient company uses such funds for the purchase of non financial assets listed in Communications “C” 42,303, 42,884, 44,670 and 46,394.

Capital Outflows

Payment of services

No restrictions are applicable to payments made abroad for services provided by non residents, under any concept (freight, insurance, royalties, technical advice, professional fees, etc.) (Communication “A” 3,826 as amended by Communication “A” 5,264). Access to the MULC for such payments requires the filing of documentation by residents evidencing the authenticity of the transaction, the type of service rendered and the amount to be transferred abroad.

Rent payments (interest, profits and dividends)

Access to the MULC is admitted for the payment of interest by the financial and private non financial sectors (Communication “A” 4,177 as amended by Communication “A” 5,264), subject to the satisfaction of the following requirements:

•	Access is not permitted prior to 15 calendar days in anticipation of the maturity date of each interest payment.

•	Access is only permitted to pay interest accrued any time during the current interest period.

•	As from the date of disbursement of the funds abroad up to the relevant settlement through the MULC, access to the MULC is permitted solely for the difference between any accrued interest and the income earned on the funds deposited abroad.

Access to the MULC for the payment of interest on any debt will be allowed for any income accrued as from the date of the agreement concerning the exchange rate for the sale of foreign currency in the MULC, or the effective date of disbursement of the funds if they are credited in correspondent accounts of entities authorized to settled such funds trough the MULC, within 48 business hours after the date of disbursement (Communication “A” 5,264).

Before taking action in relation to any payment of interest on any kind of debts abroad, the entities involved must verify that the debtor has filed, if applicable, a statement of debt pursuant to the information reporting regulations established under Communication “A” 3,602, dated May 7, 2002, and comply with all other requirements set forth in paragraph 4 of Communication “A” 4,177 and in Communication “A” 5,264.

Also, access to the MULC is allowed for the purpose of remitting abroad profit and dividend payments, provided they are derived from closed and audited financial statements (Communication “A” 3,859 as amended by Communication “A” 5,264).

Financial debts

The repayment of the principal of financial debts incurred abroad by Argentine residents of the financial and private non financial sectors (except for the payment of primary issues of debt securities that are authorized for public offering and listed on self-regulated markets) may only be made through access to the MULC after 365 calendar days have elapsed after the date of settlement in the relevant foreign currency in such market, or the most recent renewal thereof (Communication “A” 5,265).

Access to the local exchange market for the payment of principal instalments under indebtedness incurred abroad by participants in the private non financial sector, pursuant to the rules published under Communication “A” 4,177, as amended and restated by Communication “A” 5,265, is allowed under the following terms:

•	At any time within 30 calendar days prior to the relevant due date, provided any applicable minimum permanence period has been complied with.

•	On an early date within periods longer than 30 days, provided any applicable minimum permanence period has been complied with and one of the following conditions is satisfied:

–	If the payment involved is not part of a debt restructuring process, the foreign currency amount to be prepaid under the external indebtedness must not be higher than the current value of the prepaid portion of such indebtedness, or else such prepayment must be 100% set off by the entry of new foreign financing for a current amount not exceeding the debt being prepaid.

–	If the payment involved is part of a restructuring of indebtedness incurred abroad, the new terms of the indebtedness and cash payment being made must not entail an increase in the current indebtedness amount. Communication “A” 4,960 describes clearly the method to be used for the calculation of the current debt value based on the interest rate implied in the exchange rates quoted in any futures markets operating in the country.

•	Payments may be made in advance of when due as may be necessary for operating purposes in order to effect payment to the relevant creditor, of any principal instalments when the relevant payment obligation depends on the fulfillment of specific conditions expressly contemplated in any external refinancing agreements made and implemented with foreign creditors beginning on February 11, 2002, this being the date of initial operation of the MULC.

Dividends

The transfer of dividend payments abroad is currently authorized under applicable regulations, provided such payments are made in relation to financial statements that have been audited and approved by a shareholders’ meeting.

Other provisions

Sales of foreign currency to non residents

Communication “A” 4,662 and amending Communications “A” 4,692, “A” 4,832 and “A” 5,011 published a rearrangement of certain regulations and new applicable rules governing access to the foreign exchange market by non residents (as defined in the IMF Balance of Payments Manual – fifth edition, chapter IV).

In this respect, no prior Central Bank approval is required for any of the following transactions conducted by non residents in so far, provided that all the requirements established in each case have been satisfied:

•	Purchase of foreign currency to be transferred abroad, provided the purchaser has executed the documents required under the above regulations, including, in the cases set forth below, when the relevant transactions are conducted or correspond to payments received in the country in relation to:

–	Financial indebtedness derived from foreign loans from non residents.

–	Recovery of claims arising from the bankruptcy of domestic companies and collection of debts under reorganization proceedings, provided that the non resident customer has been the owner of the claim and such claim has been recognized in court under the bankruptcy or insolvency proceedings by a final and conclusive judgment.

–	The repatriation of direct investments in the private non financial sector, in companies that are not the controlling entities of domestic financial entities and/or real estate, provided that the investor is recorded as having maintained such investment in the country for at least 365 calendar days, under the following concepts:

–	Sale of the direct investment.

–	Final liquidation of the direct investment.

–	Capital decrease by decision of the domestic company.

–	Reimbursement of irrevocable contributions made by the local company.

–	Receipt of payments for services or settlement of the sale of other portfolio investments (and any income derived therefrom), provided that such payments in conjunction do not exceed the equivalent of U.S.$500,000 per calendar month for each individual or legal entity, in relation to all the entities authorized to conduct foreign currency transactions. Such repatriation of portfolio investments include, among others: portfolio investments in shares and equity interests in local companies, investments in local mutual funds and trusts, purchase of loan portfolios consisting of loans extended to residents by local banks, purchase of invoices and promissory notes for domestic commercial transactions, investments in domestic bonds issued in Argentine Pesos and foreign currency and payable locally, and purchase of other domestic loans.

–	Indemnities under rulings entered by local courts in favor of non residents.

•	Purchase of foreign currency or foreign currency banknotes, provided the amount does not exceed the equivalent of U.S. Dollars 5,000 per calendar month for all the entities authorized to conduct foreign exchange transactions.

•	Purchase of foreign currency by international agencies and entities acting as public export financing agencies, which are listed in Communication “A” 4,662 (as amended and supplemented).

Any transactions not falling within the scope of the above paragraphs may only be conducted with the prior authorization of the Argentine Central Bank.

In particular, as from October 28, 2011, access to the MULC for purposes of repatriation of direct investments is subject to evidencing that any funds involved in new investments derived from new contributions to local companies and the purchase of interests therein as well as from the purchase of real property, which are made in a foreign currency, have been entered through the MULC (Communication “A” 5,237). This requirement is also applicable to: (i) any transfers of investment rights between foreign residents; and (ii) any direct investments in Argentina by means of a purchase by non-residents of domestic assets belonging to foreign companies directly or indirectly owned by Argentine residents, to the extent such domestic assets were included as assets of the seller company.

In case the requirement above cannot be complied with as of the date of access to the MULC, prior consent of the Argentine Central Bank shall be necessary to effect the repatriation of the relevant direct investment.

Creation of foreign assets belonging to residents

Communication “A” 5,085 (as amended by Communications “A” 5,126 and “A” 5,198), effective as of June 8, 2010, rearranged and updated the rules applicable to resident individuals and legal entities not included in the financial sector for their access to the MULC for the purpose of purchasing, subject to a monthly limit, foreign currency under the following types of transactions: real estate transactions abroad, loans extended to non residents, contributions under direct investments by residents abroad, portfolio investments of individuals abroad, other investments by residents abroad, portfolio investments of legal entities abroad, purchase of foreign currency banknotes in the country for holding purposes and purchase of traveler checks, portfolio investments of mutual funds, purchase of banknotes from mutual funds and gifts.

The monthly limit applicable to the above transactions, for all financial entities, is currently of U.S.$2,000,000 (Communication “A” 4,871).

Under Communication “A” 4,803 local governments were exempted from the limit established for the purchase of foreign currency banknotes, provided such purchases are made for purposes of a deposit in accounts maintained in domestic financial entities in the framework of the conditions established for the disbursement of loans by International Agencies.

Also, some extensions of the above limit have been contemplated for purposes of creating portfolio investments abroad, provided such funds are allocated to a specific use and certain requirements prescribed under Communication “A” 4,822, as amended and supplemented, are complied with.

Mutual funds may have access to the MULC under the foreign exchange regulations in effect at the time the relevant transactions are made (Communication “A” 4,086).

In order to have access to the MULC for the creation of external assets in accordance with the rules and limits established under Communication “A” 3,722 and supplementary regulations, as of the date of access to the foreign exchange market the customer must not have on record any overdue and unpaid debts as to foreign creditors in relation to the repayment of principal and payment of interest on indebtedness of any kind. This condition shall not apply to the purchase of banknotes and traveler checks for amounts not exceeding the equivalent of U.S.$10,000 per calendar month (Communications “A” 4,349 and “A” 4,390).

Subsequently, Communication “A” 5,236 established that entities taking part in transactions involving persons whose transactions exceed U.S.$ 250,000 per calendar year will be required to determine that the amounts of any purchased foreign currency do not exceed:

(i)     For individuals: (a) their respective assets reported as investments in local financial assets and their Argentine Peso cash holdings, as reflected in their most recent personal assets tax return, (b) the amounts resulting from the sale in Argentina and in Argentine Pesos of any non financial assets subject to registration and of foreign currency, as reflected in the individual’s most recent tax return and its income for the period, (c) income for the calendar year and subject to income tax withholdings, (d) income for the year on financial assets and not subject to income tax, and (e) amounts received during the year as inheritance. Evidence of the entity’s determination accompanied by any relevant supporting documents showing that the purchase of foreign currency was effected with funds derived from the aforementioned sources shall remain in the entity’s records for inspection by the Argentine Central Bank; and

(ii)     For legal entities: the amount of their respective shareholders’ equity as shown in their financial statements for the most recently ended fiscal year, minus any investments in foreign assets as of such date, foreign currency denominated deposits in local entities, interests held in other local entities, distribution of profits and dividends approved after the balance sheet date, plus any earnings obtained after the end of the fiscal year and any sales of foreign currency in the domestic market.

Similarly, Communication “A” 5,236 established that foreign currency purchased may not be used to purchase notes and securities issued by residents or representatives thereof, or issued by non-residents but traded within the country, in the secondary market.

AFIP Resolution 3210/2011 and Communication “A” 5,239 established a “Foreign Exchange Transaction Inquiry System” (“Consulta de Operaciones Cambiarias”) applicable to all forms of transactions involving the purchase of foreign currency, whichever the purpose thereof. In this respect, AFIP will conduct a real-time assessment of each transaction to determine whether the intended transaction by a prospective foreign-currency purchaser is consistent with such purchaser’s background and decide whether the transaction is authorized or not.

Capital markets

Transactions involving securities that are conducted in stock exchanges and self-regulated securities markets must be paid by any of the following means: (a) in Argentine Pesos, in any of the different manners permitted under payment systems, (b) in a foreign currency by means of an electronic transfer of funds from and to demand deposit accounts maintained in local financial entities, and (c) by wire transfer from a foreign account. These transactions for the sale and purchase of securities may in no event be settled by means of a payment in foreign currency banknotes or by a deposit in custody or third-party accounts (Communication “A” 4308).

Survey of security issues and other external obligations of the private financial and non financial sectors

By Communication “A” 3,602, dated May 7, 2002, the implementation of an External Liabilities and Security Issues Survey was decided. The statements included in this survey correspond to the existing indebtedness at the end of each calendar month and must be filed by any individuals and legal entities of the private financial and non financial sectors with any kind of liabilities as to foreign residents. All individuals and legal entities in the private financial and non-financial sector must report their outstanding foreign indebtedness (whether in Argentine Peso or foreign currency-denominated) at the end of each quarter. Such reports must be filed through financial entities, with the nature of sworn statements. The debts incurred and repaid within the same calendar quarter need not be reported.

Survey of direct investments

Communication “A” 4,237, dated November 10, 2004, implemented a Survey of Direct Investments by Non Residents in the country and by Argentine Residents abroad. A direct investment is an investment that reflects a long-standing interest of a resident of a country (direct investor) in an entity that is resident of another country (direct investment company), such as an ownership interest representing at least 10% of a company’s capital stock or voting rights. The reporting requirements prescribed by this Communication “A” 4,237 are to be met on a bi-annual basis.

Money Laundering

The concept of money laundering is generally used to denote transactions aimed at introducing funds from illicit activities in the institutional system and thus transform profits from illegal activities in assets of a seemingly legitimate source.

On April 13, 2000, the Argentine Congress enacted Law No. 25,246 (as amended by Laws No. 26,087, 26,119 and 26,268, and No. 26,683, hereinafter jointly referred to as the “Law of Money Laundering”), which establishes an administrative criminal system and supersedes various sections of the Argentine Criminal Code relating to money laundering. The Law of Money Laundering defines money laundering as a crime, stating that a crime is committed whenever a person converts, transfers, manages, sells, encumbers, or otherwise uses money, or any other assets, connected with a crime with the possible result that the original or substituted assets may appear to be of a legitimate origin, provided the value of the assets exceeds Ps. 300,000, whether such amount results from one or more transactions. Also, under Law No. 26,683 money laundering is defined as a separate crime against the economic and financial order, independent from the legal concept of concealment, which is an offense against the Public Administration. Thus, the separate money laundering crime may be penalized independently, whether or not the money launderer took part in the crime from which the proceeds of which are being laundered.

In addition, the Law of Money Laundering created the Financial Information Unit (hereinafter “UIF”), under the Argentine Ministry of Justice, Security and Human Rights, which is in charge of handling and transmitting information in order to prevent the laundering of assets originating from:

•	Crimes related to illegal trafficking and commercialization of narcotics (Law No. 23,737);

•	Crimes related to arms trafficking;

•	Crimes related to the activities of an illegal association as defined in Section 210 bis of the Argentine Criminal Code;

•	Illegal acts committed by illegal associations (Section 210 of the Argentine Criminal Code) organized to commit crimes with political or racial objectives;

•	Crimes of fraud against the Public Administration (Section 174, Paragraph 5 of the Argentine Criminal Code);

•	Crimes against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of Book Two of the Argentine Criminal Code;

•	Crimes of underage prostitution and child pornography under Sections 125, 125 bis, 127 bis and 128 of the Argentine Criminal Code;

•	Crimes involving terrorist financing (Section 213 quater of the Argentine Criminal Code);

•	Extortion (Section 168 of the Argentine Criminal Code);

•	Tax crimes contemplated by Law No. 24,769; and

•	Human trafficking.

Argentina’s Law of Money Laundering, like other international money laundering laws, does not designate sole responsibility to the Argentine government for the monitoring of these criminal activities, but rather also delegates certain obligations to various private sector entities such as banks, stockbrokers, stock market entities, and insurance companies. These obligations essentially consist of information gathering functions, such as:

•	obtaining from clients documents that indisputably prove the identity, legal status, domicile and other information, concerning their operations needed to accomplish the intended activity;

•	reporting any suspicious activity or operation;

•	keeping any monitoring activities in connection with a proceeding pursuant to the Money Laundering Law confidential from both clients and third parties.

•	periodically produce reports of suspicious operations.

In addition, Central Bank regulations require that Argentine banks undertake certain minimum procedures to prevent money laundering. Each entity must designate a top level administrative officer as the person responsible for the prevention of money laundering and place that officer in charge of centralizing any information that the Central Bank may require for itself or on behalf of any other governmental authority. Financial entities must inform the Unidad de Información Financiera (“UIF”) about any suspicious or unusual transactions, or transactions lacking economical or legal justification, or being unnecessarily complex. The Central Bank publishes a list of “non-cooperating” jurisdictions, so that Argentine financial institutions carefully analyze transactions from and to such jurisdictions.

On August 19, 2011, UIF Resolution No. 121/2011 came into effect. This Resolution repealed former Resolution No. 37/2011 and updated regulations under Argentine Law No. 26,683. Consequently, financial and foreign exchange entities have a duty to prevent, detect and report any events, acts, transactions or omissions that might involve money laundering and terrorist financing crimes. The above resolution established that financial entities are required to adopt a money laundering and terrorist financing prevention policy, consisting mainly in the conduct of an exhaustive analysis and recording of all transactions made through them. In this respect, financial entities are responsible for, among others, implementing a prevention manual detailing the mechanisms and procedures to be observed in their practice, organizing periodic training activities for their employees, implementing periodic audits, preparing an analysis and risk management record of unusual and suspicious transactions detected, appointing a member of the board of directors as the compliance officer, implementing measures aimed at consolidating all transactions conducted with customers into an electronic file and developing technological tools to examine or monitor certain behaviors and detect suspicious transactions, requesting information and, if applicable, supporting documents from its customers, and also adopting reinforced identification methods applicable to customers with specific features as provided by applicable regulations.

In this sense, the guide on unusual or suspected money laundering or terrorist financing transactions in the financial and foreign exchange system (pursuant to UIF Resolution No. 121/2011) requires the reporting of unusual transactions suspected of pursuing money laundering or terrorist financing purposes, based on the relevant capabilities of the entity subject to the reporting obligation and on the analysis performed. In particular, the following special circumstances, among others, shall be considered: (a) if the amount, type, frequency and nature of a transaction made by a customer holds no relationship to such customer’s previous history and financial activity; (b) amounts that are unusually high or transactions that are of a complexity and type not usual for the relevant customer; (c) if a customer refuses to provide information or documents required by the entity or the information furnished is found to have been altered; (d) if a customer fails to comply with any applicable regulation; (e) if a customer appears to show an unusual disregard for risks it may be assuming and/or costs involved in the transactions, and this is incompatible with the customer’s financial profile; (f) if a country or jurisdiction that are considered “tax havens” or have been identified as non cooperative by the Financial Action Task Force (“FATF”) are involved; (g) if a same address appears registered for different legal entities or the same natural persons have been empowered by and/or act as attorneys-in-fact for different legal entities and such circumstance is not justified by any financial or legal reason, in particular taking into account whether any such companies or entities are located in “tax havens” and their main business involves off-shore transactions; (h) if transactions of a similar nature, amount, type or which are conducted simultaneously, it may be presumed that a single transaction that has been split into several for the purpose of avoiding the application of transaction detection and/or reporting procedures; (i) if continued profits or losses are derived from transactions repeatedly conducted between the same parties; or (j) if certain signs suggest an illegal source, handling or use of funds involved in the transactions, and the entity subject to the legal obligation does not have any explanation for this.

In the context of the capital markets, in addition to the Argentine Money Laundering Law, any individual and/or legal entity authorized to act as agent, broker-dealer, agent of the Mercado Abierto Electrónico (“MAE”), futures and options broker, manager of mutual funds or intermediary for the purchase, lease or loan of securities acting in stock exchanges, with or without follower markets, shall observe the provisions of UIF Resolution No. 229/2011, notwithstanding any other regulations issued by the CNV on this matter.

On January 21, 2009, under paragraph 15 of Section 20 of the Money Laundering Act, the CNV issued General Resolution No. 547 (hereinafter the “Resolution 547”), amending Chapter XXII (Prevention of Money Laundering and Counter-terrorism) with “Chapter XXII—Prevention of Money Laundering and the Financing of Terrorism,” of the CNV Norms (which was later amended by CNV General Resolutions No. 554/09, 572/10 and 580/10). CNV regulations provide that entities involved in the public offering of securities (other than issuers), including, among others, underwriters of any primary issuance of securities, must comply with the standards set by the UIF. In particular, they must comply with the obligation regarding customer identification and required information, record-keeping, precautions to be taken to report suspicious operations and policies and procedures to prevent money laundering and financing of terrorism. With respect to issuers, CNV regulations provide that any entity performing significant capital contributions or loans must be identified as to whether or not it is a shareholder at the time of the contributions, and must meet the requirements for general participants in the public offering of securities, provided in the CNV regulations and the UIF regulations, especially with regards to the identification of such persons and to the origin and legality of the funds and loans provided.

In compliance with recommendations made by the Financial Action Task Force (“FATF”) on money laundering prevention, on June 1, 2011 the Argentine Congress enacted Argentine Law No. 26,683. Under this law, money laundering is now a crime per se, and laundering one’s own money is also penalized. Also, this law extends reporting duties to certain members of the private sector who were formerly not under such obligation, and extends from 30 to 150 days the period during which suspicious activities or transactions must be reported, in order to give private entities an opportunity to investigate such activities or transactions in greater detail before reporting them to the enforcement authorities.

The underwriters and sub-underwriters shall formally declare that they have proper knowledge of their customers and shall implement policies, structures and systems for maintaining a policy for the prevention of money laundering and terrorism financing.

The purchasers of the Notes shall assume the obligation to provide information and documentation related to the origin of the funds and their legitimacy.

The CNV, by Resolution No. 554/09, prescribed that “any persons under the jurisdiction of this Commission and falling within the scope of sections 1, 3, 4 and 5 of this Chapter, shall only be able to carry out any transactions therein contemplated under the public offering system, when such transactions are carried out or ordered by persons organized, domiciled or resident in dominions, jurisdictions, territories or associated States not included in the list contained in Executive Decree No. 1344/98”, pursuant to which Regulations were issued under Income Tax Law No. 20,628, as amended, and published by UIF in its website “www.uif.gov.ar.”

Also, any person organized, domiciled or resident in dominions, jurisdictions, territories or associated States not included in the list referred to in the preceding paragraph, which act in their original jurisdiction in the capacity of brokers registered with a self-regulated entity subject to the monitoring and supervision of an agency whose functions are similar to those of the CNV, may carry out transactions under the public offering system provided that they furnish evidence that such agency of its original jurisdiction has subscribed a memorandum of understanding, cooperation and information exchange with the CNV.

Interested investors may be required to furnish to us and the Initial Purchasers, if any, all the information and documents that they are required to submit, or such information and documents that we and the Initial Purchasers, if any, may require in order to comply with criminal law and other money laundering laws and regulations, including capital market regulations for the prevention of money laundering issued by the financial information unit and similar regulations issued by the CNV and/or the Central Bank. We and the Initial Purchasers, if any, reserve the right to reject orders from any investor if we believe that such regulations have not been complied with to our/their full satisfaction.

Also, it is expressly stated that any foreign exchange transaction will be carried out through the single free foreign exchange market.

At the end of 2011, Laws No. 26,733 and No. 26,734 introduced new offenses to the Argentine Criminal Code to protect the financial and stock market activities and prevent terrorist financing. Law No. 26,733 punishes with imprisonment, fines and disqualification anyone who: uses or provides inside information for the transaction of securities (Article 307 of the Argentine Criminal Code); manipulates stock markets offering or conducting transactions of securities through false news, fake negotiations or the meeting of the principal bondholders to negotiate a fixed price (Article 308 of the Argentine Criminal Code), and performs financial activities in the stock market without corresponding authorization (Article 309 of the Argentine Criminal Code). Law No. 26,734 incorporated Article 306 to the Argentine Criminal Code, which punishes with imprisonment and fines anyone who directly or indirectly collects goods or money to be used to fund a crime, or to fund an individual or organization that terrorizes the population or forces national or foreign authorities, or an international organization, to perform or refrain from performing a certain act. These penalties shall apply regardless of whether the crime is actually committed or the financing is actually used. These offenses shall be equally punishable if the crime, individual or organization intends to be funded is developed or resides outside of Argentina. The UIF is also authorized to freeze assets associated with financing terrorism by means of a reasoned decision and immediate communication to a judge with jurisdiction.

For a more thorough analysis of money laundering regulations in effect as of the date of this annual report, investors are advised to read Chapter XII, Title XI, Second Book of the Argentine Criminal Code and any regulations issued by the UIF in their entirety. For this purpose, interested parties may visit the websites of the Argentine Ministry of Economy and Public Finance www.infoleg.gov.ar, the UIF, www.uif.gob.ar, or the CNV, www.cnv.gob.ar.

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

Dividends

The gross amount of cash dividends that investors receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Argentine Pesos will be included in an investor’s income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars. A U.S. holder will have a tax basis in such Pesos for U.S. federal income tax purposes equal to the U.S. Dollar value on the date of such receipt. Any subsequent gain or loss in respect of such Pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income from U.S. sources for foreign tax credit purposes. If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs before January 1, 2013 generally will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2010 or 2011 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2012 taxable year.

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

If we timely ask the depositary to solicit the instructions of holders of ADSs and the depositary does not receive voting instructions from the holder of the ADSs by the specified date, the depositary will consider the holder of the ADSs to have authorized and directed it to vote the number of deposited securities represented by their ADSs in favor of all resolutions proposed by our board of directors or, if not so proposed, to vote in the same manner as the majority of all other shares voted in respect of this resolution. The depositary will vote as described in the preceding sentence unless we notify the depositary that:

•	we do not wish the depositary to vote those deposited securities;

•	we think there is substantial shareholder opposition to the particular question; or

•	we think the particular question would have an adverse impact on our shareholders.

Fees and Expenses

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our common shares	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS
Reclassify, split up or consolidate any of the deposited securities	will automatically represent its equal share of the new deposited securities.

Distribute securities on the common shares that are not distributed to the holders of ADSs	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask the holder of ADSs to surrender their
Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

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

Market risk generally represents the risk that losses may occur in the value of financial instruments as a result of movements in interest rates, foreign currency exchange rates or commodity prices. We are exposed to changes in financial market conditions in the normal course of our business due to our use of certain financial instruments and to our execution of transactions in various foreign currencies.

As of December 31, 2011, we had no material exposure to interest rate risk because only approximately 2.8% of our outstanding financial debt bore interest at variable rates. In addition, we had no material exposure to commodity price risk because our commodities represented less than 1.8% of our operating expenses.

Foreign Currency Risk

Our cash and deposits in U.S.Dollars amounted to U.S.$ 13.0 million at December 31, 2011.

As of December 31, 2011, the potential loss to Edenor that would result from a hypothetical 10% change in foreign currency exchange rates, after giving effect to the impact of the change on our assets and liabilities denominated in foreign currency as of December 31, 2011, was approximately Ps. 119.4 million, primarily due to the increase in the principal amount of, and debt service payments on our foreign currency indebtedness.

In 2008, in order to hedge against the risk of fluctuations in the Dollar-Peso exchange rate, Edenor entered into several derivative financial instruments (EMTA basis), in order to cover interest payments on the Senior Notes due 2017 and Fixed Par Rate Notes due 2016 for the years 2008 and 2009. These derivative financial instruments were terminated in December, 2009.

During the year ended December 31, 2009, Edenor entered into forward and futures contracts with the aim of using them as economic instruments in order to mitigate the risk generated by the fluctuations in the U.S. Dollar rate of exchange.

In 2011, Edenor entered into various derivative financial agreements with JP Morgan Chase Bank N.A. to hedge its exposure to fluctuations in exchange rates on our interest payments. These derivative financial agreements provide hedging on the fluctuation of exchange rates relating to our interest payments due on April 25, 2011, October 25, 2011, April 25, 2012 and October 25, 2012 under the Senior Notes due 2022. We have not formally qualified these transactions as coverage instruments. For accounting purposes, we have followed the guidelines under Resolución Técnica No. 18 of the FACPCE. According to said Resolution, derivative instruments which do not qualify as coverage instruments must be recorded in our financial statements at their net realizable value (if recorded as assets) or settlement value (if recorded as liabilities). Our income statement records the financial gains and losses associated with these instruments. As of December 31, 2011, the economic impact of this operation implied a gain of Ps. 1.3 million, which has been accounted for under financial income and holding gains generated by liabilities, under exchange difference in the income statement, and under the line item other credits under current assets.

AESEBA’s financial debt is Peso denominated.

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

Persons depositing common shares or holders of ADSs will be required to pay certain fees and expenses, as described in the table below, which the depositary is entitled to deduct prior to making any cash dividend or other cash distribution on the deposited shares.

Persons depositing common shares or ADS	For:
holders must pay:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS	•	Any cash distribution to the holder of the ADSs

$0.02 (or less) per ADS per year	•	Depositary services

A fee equivalent to the fee that would be payable if securities distributed to the holder of ADSs had been common shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

Registration or transfer fees	•	Transfer and registration of common shares on our common share register to or from the name of the depositary or its agent when the holder of ADSs deposits or withdraw common shares.

Expenses of the depositary in converting foreign currency to U.S. Dollars

Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

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

The economic crisis in Argentina had a material adverse effect on our operations. The 2001 and 2002 economic crisis in Argentina had a material adverse effect on our operations. The devaluation of the Peso caused the Peso value of our U.S. Dollar-denominated indebtedness to increase significantly, resulting in significant foreign exchange losses and a significant increase, in Peso terms, in our debt service requirements. At the same time, our cash flow remained Peso-denominated and our distribution margins were frozen and pesified by the Argentine government pursuant to the Public Emergency Law. Moreover, the 2001 and 2002 economic crisis in Argentina had a significant adverse effect on the overall level of economic activity in Argentina and led to deterioration in the ability of our customers to pay their bills. These developments caused us to announce on September 15, 2002 the suspension of principal payments on our financial debt. On September 26, 2005, our board of directors decided to suspend interest payments on our financial debt until the restructuring of this debt was completed.

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

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2011, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2011. As allowed under certain SEC guidance, management’s assessment of internal control over financial reporting excludes the operations of Aeseba, Emdersa and their respective subsidiaries, which were acquired in a purchase business combination on March 4, 2011. These operations constituted, prior to giving effect to the elimination in consolidation of intercompany transactions and balances, Ps. 447.4  million of total assets and Ps. 1,284.0  million of total revenues.

The effectiveness of the Company´s internal control over financial reporting as of December 31, 2011 has been audited by Price Waterhouse & Co. S.R.L., an independent public accounting firm, as stated in their audit report which appears herein.

(c)	Attestation Report of the Registered Public Accounting Firm

Reference is made to the report of the Price Waterhouse & Co. S.R.L. on page F-2 of this annual report.

(d)	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers network) acted as our independent registered public accounting for the fiscal years ended December 31, 2011 and 2010. The chart below sets forth the services rendered to us by Price Waterhouse & Co. S.R.L. and the fees billed in each year for those services (including related expenses), and breaks down these amounts by category of service in Pesos:

	Year ended December 31,
	2011(1)		2010(2)

Audit fees	Ps.	3,758,889	Ps.	1,491,300
Audit-related fees		748,621		451,998
Non-Audit fees		39,830		235,414
Total	Ps.	4,547,340	Ps.	2,178,712

(1)     Includes the amount in fees billed in U.S. Dollars, which, for the convenience of the reader, has been converted into Pesos at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2011 of Ps. 4.3032 to U.S. $1.00.

(2)     Includes the amount in fees billed in U.S. Dollars, which, for the convenience of the reader, has been converted into Pesos at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2010 of Ps. 3.976 to U.S. $1.00.

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

Neither we nor any affiliated purchaser has engaged in share repurchases during the year ended December 31, 2011.

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

F. NYSE LISTED COMPANY MANUAL SECTION 303.A	G. Edenor’s Corporate Practices

SECTION 303A.01. Independent directors must constitute the majority of a listed company’s board of directors.	Edenor follows Argentine law, which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the CNV. As of the date of this annual report, four of Edenor’s twelve directors were independent under Argentine law and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

SECTION 303A.02. This rule establishes the standards that determine whether a director qualifies as independent.

It provides that directors cannot qualify as independent unless the board of directors finds them to have no material relationship with the listed company. A number of per se exclusions from independence apply, generally triggered by having a connection, individually or through an immediate family member, to the listed company or to a company that has a material relationship with the listed company as a shareholder, employee, officer, or director of the listed company.

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

SECTION 303A.03. This rule requires regularly scheduled meetings of non-executive directors to increase the involvement and efficiency of such director.

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

SECTION 303A.04. Listed companies must organize an Appointment and Corporate Governance Committee composed entirely of independent directors.

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

SECTION 303A.05. Listed companies must organize a Compensation Committee composed entirely of independent directors.

Neither Argentine law nor Edenor’s bylaws require the formation of a “compensation committee” and Edenor has no such committee. However, our Audit Committee is required to give an opinion about the reasonableness of a director’s fees and stock option plans (if applicable), as proposed by our Board of Directors.

Shareholders at the annual ordinary general meeting determine the fee paid to members of the board of directors.

The CEO of Edenor sets the salary of the other members of the senior management. The board of directors determines the salary of the CEO.

SECTION 303A.06. Listed companies must organize an audit committee that meets the requirements set forth in the Securities Exchange Act of 1934.	Edenor is subject to and in compliance with §303A.06 and Rule 10A-3. Edenor’s audit committee consists entirely of independent members of Edenor’s board of directors.

SECTION 303A.07. The audit committee must have at least 3 members, all of whom must qualify as independent.

In addition, the audit committee must have written regulations establishing: (i) the purpose of the committee; (ii) the annual assessment of the committee’s performance; and (iii) the committee’s obligations and responsibilities.

Finally, the rule establishes that listed companies must have internal audit functions within their organization in order to assist both the audit committee and the company’s management in matters related to risk and internal control processes.

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

SECTION 303A.08. The shareholders must be given the opportunity to vote on equity-compensation plans and their material revisions, although there are exceptions to this requirement, such as when these compensation plans serve as labor incentive tools.	Edenor does not have any equity compensation plans and therefore does not have in place procedures for shareholder approval of such plans.

SECTION 303A.09. Listed companies must adopt and disclose their corporate governance guidelines.

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

SECTION 303A.10. Listed companies must adopt and disclose to the market a Code of Ethics and Business Conduct which is applicable to their directors, managers and employees. In addition, any waiver of the provisions contained in this Code in favor of any of the parties that are subject to it must be immediately disclosed.	Under Argentine law there is no requirement that companies adopt a code of conduct. Nonetheless, our company adopted a code of ethics in 2003, which applies to all of our employees, including our principal executive, financial and accounting officers. In 2009 we reviewed and updated our code of ethics.

SECTION 303A.12(a). The Chief Executive Officer (CEO) of a listed company must certify on a yearly basis that he or she has no knowledge of any violation or default of the corporate governance standards.

Additionally, the CEO must report any default or violation of the corporate governance standards contained in the NYSE LCM by any of the company’s executives to the NYSE immediately.

Finally, listed companies must file an annual statement and updated reports with the NYSE disclosing any changes in the composition of their board of directors or any of the committees described in Section 302A of the NYSE LCM.

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

Edenor complies with the certification requirements under §303A.12(c).

Item 16 H.	Mine Safety Disclosures Not applicable.

PART III

Item 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

Reference is made to pages F-1 to F-128 of this annual report.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Estatutos sociales (corporate bylaws) of Empresa Distribuidora y Comercializadora Norte S.A. (English translation) (previously filed as Exhibit 3.1 to Edenor’s Registration Statement on Form F-1 (File No. 333-141894) on April 4, 2007 and incorporated by reference herein.)

2.1	Form of Deposit Agreement among Empresa Distribuidora y Comercializadora Norte S.A., The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts (previously filed as Exhibit 4.1 to Edenor’s Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-141894) on April 20, 2007 and incorporated by reference herein.)

2.2	Indenture dated April 24, 2006, between Empresa Distribuidora y Comercializadora Norte S.A., as Issuer, and The Bank of New York, as Trustee, Co-Registrar and Paying Agent, and Banco Santander Río S.A., as Registrar, Transfer and Paying Agent in Argentina and Representative of the Trustee in Argentina (previously filed as Exhibit 2.2 to Edenor’s Annual Report on Form 20-F (File No. 001-33422) on June 26, 2008 and incorporated by reference herein).

2.3	Indenture dated October 9, 2007, between Empresa Distribuidora y Comercializadora Norte S.A., as Issuer, and The Bank of New York, as Trustee, Co-Registrar and Paying Agent, and Banco Santander Río S.A., as Registrar, Transfer and Paying Agent in Argentina and Representative of the Trustee in Argentina (previously filed as Exhibit 2.3 to Edenor’s Annual Report on Form 20-F (File No. 001-33422) on June 26, 2008 and incorporated by reference herein).

2.4	Registration Rights Agreement, dated October 9, 2007, between Empresa Distribuidora y Comercializadora Norte S.A. and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. as Representatives of the Initial Purchasers (previously filed as Exhibit 2.4 to Edenor’s Annual Report on Form 20-F (File No. 001-33422) on June 26, 2008 and incorporated by reference herein).

2.5	Indenture dated October 25, 2010, between Empresa Distribuidora y Comercializadora Norte S.A., as Issuer, and The Bank of New York, as Trustee, Co-Registrar and Paying Agent, and Banco Santander Río S.A., as Registrar, Transfer and Paying Agent in Argentina and Representative of the Trustee in Argentina.

8.1	List of Subsidiaries of Empresa Distribuidora y Comercializadora Norte S.A.

12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima

By:	/s/	Leandro Montero
	Name:	Leandro Montero
	Title:	Chief Financial Officer

Date:

INDEPENDENT AUDITORS’ REPORT

a)	Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter, Edenor S.A.) and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item15 to the Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 2 and 8.c to the financial statements, the delay in obtaining tariff increases, the cost adjustments recognition (“MMC”) requested in the presentations made until now by the Company in accordance with the terms of the Adjustment Agreement (“Acta Acuerdo”) and the continuous increase in operating expenses significantly affected the economic and financial position of the Company that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

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

As described in Management’s Annual Report on Internal Control Over Financial Reporting, appearing under Item 15, management has excluded Aeseba, Emdersa and their respective subsidiaries from its assessment of internal control over financial reporting as of December 31, 2011 because these subsidiaries were acquired by the Company in a purchase business combination during 2011. We have also excluded Aeseba, Emdersa and their respective subsidiaries from our audit of internal control over financial reporting. Aeseba, Emdersa and their respective subsidiaries are subsidiaries whose total combined assets and total combined revenues represent Ps. 447.4 million and Ps. 1,284.0 million, respectively, of the total consolidated financial statement amounts as of and for the year ended December 31, 2011.

Autonomous City of Buenos Aires, April 26, 2012.

PRICE WATERHOUSE & CO. S.R.L.

Andrés Suarez (Partner)

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010

(stated in thousands of pesos)

	2011	2010
CURRENT ASSETS
Cash and banks (Note 26)	23,445	8,611
Investments (Note 26 and Note 31 Exhibit D)	109,546	668,232
Trade receivables (Note 4.a)	534,732	421,193
Other receivables (Note 4.b)	244,903	43,361
Supplies	22,863	12,407
Other assets available for sale (Notes 27, 28, and 31 Exhibit C)	216,531	0
Total Current Assets	1,152,020	1,153,804

NON-CURRENT ASSETS
Trade receivables (Note 4.a)	45,725	45,531
Other receivables (Note 4.b)	70,704	14,803
Investments in other companies (Note 31 Exhibit C)	419	415
Supplies	26,862	23,249
Property, plant and equipment (Note 31 Exhibit A)	4,738,259	3,689,482
Goodwill	(289,557)	0
Total Non-Current Assets	4,592,412	3,773,480

Total Assets	5,744,432	4,927,284

	2011	2010
CURRENT LIABILITIES
Trade accounts payable (Note 4.c)	658,328	378,505
Loans (Note 4.d)	59,025	54,108
Salaries and social security taxes (Note 4.e)	287,115	180,432
Taxes (Note 4.f)	168,993	111,080
Other liabilities (Note 4.g)	144,777	4,542
Accrued litigation (Note 31 Exhibit E)	10,344	57,832
Total Current Liabilities	1,328,582	786,499

NON-CURRENT LIABILITIES
Trade accounts payable (Note 4.c)	54,344	50,984
Loans (Note 4.d)	1,189,882	1,035,113
Salaries and social security taxes (Note 4.e)	69,527	50,633
Taxes (Note 4.f)	290,879	262,806
Other liabilities (Note 4.g)	1,373,687	984,518
Accrued litigation (Note 31 Exhibit E)	66,144	6,816
Total Non-Current Liabilities	3,044,463	2,390,870
Total Liabilities	4,373,045	3,177,369

MINORITY INTEREST	56,869	0

SHAREHOLDERS' EQUITY (as per related statement)	1,314,518	1,749,915
Total Liabilities and Shareholders' Equity	5,744,432	4,927,284

The accompanying notes 1 through 31 and supplemental exhibits A, C, D, E, G and H are an integral part of these consolidated financial statements

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(stated in thousands of pesos)

	2011	2010	2009
Net sales (Note 4.h)	3,565,048	2,173,644	2,077,860
Electric power purchases	(1,593,937)	(1,069,747)	(1,003,362)

Gross margin	1,971,111	1,103,897	1,074,498

Transmission and distribution expenses (Note 31 Exhibit H)	(1,188,725)	(636,289)	(548,583)
Selling expenses (Note 31 Exhibit H)	(429,930)	(194,236)	(158,956)
Administrative expenses (Note 31 Exhibit H)	(323,438)	(178,897)	(144,034)

Subtotal	29,018	94,475	222,925

Other (Expense) Income, net (Note 4.i)	(25,256)	(9,810)	23,290

Gain from permanent investments (Note 3.f)	4	7	11
Amortization of goodwill (Note 31 Exhibit C)	12,340	0	0
Loss from valuation of other assets available for sale at net realizable value (Note 28 and Note 31Exhibit C)	(75,029)	0	0

Financial income (expense) and holding gains (losses)
Generated by assets
Exchange difference	17,957	7,412	21,402
Interest	24,417	28,372	16,204
Holding loss (Notes 3.j and 11)	(1,169)	(14,687)	37,578
Tax on financial transactions	(30,067)	(16,048)	(13,352)
Others	(2,421)	0	0
Generated by liabilities
Financial expenses	(25,650)	(12,484)	(11,713)
Exchange difference	(108,101)	(40,278)	(99,096)
Interest	(189,728)	(91,335)	(87,739)
Tax on financial transactions	(24,724)	(21,120)	(19,181)
Loss from debt restructuring	(2,722)	0	0
Other	(2,218)	0	0

Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other trade receivables (Note 8.c)	1,170	11,581	3,413
Adjustment to present value of notes (Note 3.j)	0	(4,198)	(5,243)
Gain (Loss) from the purchase of notes	6,546	(7,054)	81,455

Gain from investments in related companies	924	0	0

(Loss) Gain before taxes	(394,709)	(75,167)	169,954
Minority interest	(18,240)	0	0
Income tax (Notes 3.m and 5)	(22,448)	26,114	(52,331)

Net (loss) gain for the year	(435,397)	(49,053)	117,623

(Loss) Gain per common share	(0.485)	(0.055)	0.131

The accompanying notes 1 through 31 and supplemental exhibits A, C, D, E, G and H are an integral part of these consolidated financial statements

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(stated in thousands of pesos)

	2011	2010	2009
Changes in cash and cash equivalents
Cash and cash equivalents at beginning of year (Note 26)	676,843	228,372	126,399
Cash and cash equivalents at end of year (Note 26)	132,991	676,843	228,372
Net (decrease) increase in cash and cash equivalents	(543,852)	448,471	101,973

Cash flows from operating activities
Net (loss) gain for the year	(435,397)	(49,053)	90,643

Adjustments to reconcile net loss to net cash flows provided by operating activities
Depreciation of property, plant and equipment (Note 31 Exhibit A)	252,233	178,380	175,419
Residual value retirements of property, plant and equipment (Note 4.i and Note 31 Exhibit A)	22,042	1,125	2,763
Gain from the sale of real property (Note 4.i)	0	(5,266)	0
Gain from investments in subsidiary and related companies	(928)	(7)	(11)
Amortization of goodwill	(12,340)	0	0
Gain from investments	(44,810)	(55,650)	26,379
Adjustment to present value of notes (Note 3.j)	0	4,198	5,243
Gain (Loss) from the purchase of notes	(6,546)	7,054	(81,455)
Loss from financial debt restructuring	2,722	0	0
Loss from valuation of other assets available for sale at net realizable value	75,029	0	0
Exchange difference and interest on loans	306,801	49,512	178,586
Income tax (Notes 3.m and 5)	22,448	(26,114)	79,311
Recovery of the accrual for tax contingencies	0	0	(35,553)
Allowance for doubtful accounts (Note 31 Exhibit E)	37,923	16,313	13,547
Recovery of allowance for doubtful accounts (Note 31 Exhibit E)	0	0	(26,956)
Allowance for other doubtful accounts (Note 31 Exhibit E)	1,495	4,891	3,335
Minority interest loss	18,240	0	0
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other trade receivables (Note 8.c)	(1,170)	(11,581)	(3,413)
Changes in assets and liabilities:
Net (increase) decrease in trade receivables	(157,199)	245	48,070
Net decrease (increase) in other receivables	(258,938)	(275)	5,342
Increase in supplies	(15,151)	(2,218)	(3,889)
Increase in other assets available for sale	(291,560)	0	0
Increase in trade accounts payable	283,183	34,853	15,221
Increase in salaries and social security taxes	125,577	69,015	27,173
Net decrease in taxes	63,538	(45,842)	(56,915)
Increase in other liabilities	167,797	74,495	39,298
Increase for funds deriving from the Program for the rational use of electric power (PUREE)	399,557	295,778	199,820
Net increase (decrease) in accrued litigation	11,840	(8,249)	10,616

Financial interest paid (net of interest capitalized) (Note 3.g)	(106,158)	(64,908)	(76,827)
Financial and commercial interest collected	51,523	60,232	32,230

Net cash flows provided by operating activities	511,751	526,928	667,977

Cash flows from investing activities
Additions of property, plant and equipment (Note 31 Exhibit A)	(653,360)	(388,770)	(404,165)
Acquisition of permanent investments (Notes 27 and 28)	(567,600)	0	0
Incorporation of cash from acquisition of permanent investments (Notes 27 and 28)	119,043	0	0
Collection of other investments sold	126,701	0	0
Collection of property, plant and equipment sold		7,435	0
Net cash flows used in investing activities	(975,216)	(381,335)	(404,165)

Cash flows from financing activities
Net (decrease) increase in loans	(81,066)	302,878	(175,453)
Decrease in current and non current investments	0	0	13,614
Increase in minority interest	38,629	0	0
Payment of dividends	(37,950)	0	0
Net cash flows provided by financing activities	(80,387)	302,878	(161,839)

Net (decrease) increase in cash and cash equivalents	(543,852)	448,471	101,973

The accompanying notes 1 through 31 and supplemental exhibits A, C, D, E, G and H are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010

(Amounts stated in thousands of Argentine pesos)

1. ORGANIZATION AND START UP OF THE COMPANY

Empresa Distribuidora Norte S.A. (EDENOR or the Company) was organized on July 21, 1992 by Decree No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by Servicios Eléctricos del Gran Buenos Aires S.A. (Segba S.A.).

By means of an International Public Bidding, the Federal Government awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by Electricidad Argentina S.A. (EASA). The award as well as the transfer contract were approved on August 24, 1992 by Decree No. 1,507/92 of the Federal Government.

On September 1, 1992, EASA took over the operations of EDENOR.

The corporate purpose of EDENOR is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, lease the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by EDENOR or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws, including extending secured credit facilities to service vendors and suppliers acting in the distribution and sale of electricity, who have been granted guarantees by reciprocal guarantee companies owned by the Company.

2. BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated financial statements presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the City of Buenos Aires, Argentina (hereinafter “Argentine GAAP”) and the criteria established by the National Securities Commission (CNV), taking into account that which is mentioned in the following paragraphs.

The amounts of these consolidated financial statements are stated in thousands of Argentine pesos.

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

Among the aforementioned changes the following can be noted: i) the comparison between the values of certain assets and their recoverable values, using discounted cash flows; ii) the consideration of the difference between the accounting and tax values resulting from the adjustment for inflation included in non-monetary assets as a temporary difference, allowing the Company to either recognize a deferred tax liability or to disclose the effect of such accounting change in a note to the consolidated financial statements and (iii) the capitalization of interest cost on certain assets (only those assets that require an extended period of time to be produced or acquired would qualify) during the term of their construction and until they are in condition to be used.

With regard to the impact of the application of the change mentioned in the preceding paragraph under (i) on the Company’s property, plant and equipment, said change does not have a significant impact on the Company’s financial position or the results of operations for the year ended December 31, 2011, given that the fair value (defined as the discounted value of net cash flows arising from both the use of the assets and their final disposal) exceeds their recorded value, giving consideration to that which has been described in Note 3.g and section “The Company’s economic and financial situation” of the present note.

With regard to item (ii), until September 30, 2010, and as contemplated by General Resolution No. 487/06 of the CNV, the Company had elected to maintain such difference as a permanent difference, disclosing in a note the effect of recognizing such difference as temporary (Note 3.m).

On July 1, 2010, the CNV approved General Resolution No. 576/2010, pursuant to which those issuers that had elected to report in a note to the consolidated financial statements the deferred tax liability resulting from the application of the adjustment for inflation are required, with a view to IFRS implementation, to recognize such liability with a contra-account in unappropriated retained earnings. This recognition could be made in any interim period end or fiscal year end until the closing date of the fiscal year immediately preceding that in which the IFRS were applied for the first time. Furthermore, as an exception, the shareholders’ meetings that considered the financial statements for the fiscal year in which such deferred tax liability was recognized, could charge the amount of the aforementioned debit to unappropriated retained earnings, in accounts comprising capital stock not represented by shares, or in retained earnings accounts.

The Company has elected to recognize this deferred tax liability, which amounted to 358,263 with effect at December 31, 2011 in Accumulated Deficit (Notes 3.m, 3.w and 5).

Furthermore, on March 20 and June 12, 2009, the FACPCE approved TR Nos. 26 and 27 "Adoption of the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB)” and “Changes to TR Nos. 6, 8, 9, 11, 14, 16, 17, 18, 21, 22, 23 and 24” respectively, which will be in effect for fiscal years beginning as from January 1, 2011. Additionally, the aforementioned TR have been approved by the Board of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires by Resolution No. 52/2009.

Moreover, on December 29, 2009, the CNV issued Resolution No. 562, according to which those entities that make a public offering of their capital stock or corporate notes pursuant to Law No. 17,811, or have requested authorization for their being included in such public offering system would be required to comply with the provisions of TR No. 26. The application of such standards will be mandatory for the Company as from the fiscal year beginning January 1, 2012.

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

The company’s economic and financial situation

In the year ended December 31, 2011, the Company recorded a significant fall in its operating and net results, with its liquidity level and working capital having been affected as well. This situation is due mainly to both the delay in obtaining rate increases and cost adjustments recognition (“MMC”), requested in the presentations made until now by the Company in accordance with the terms of the Adjustment Agreement described in Notes 8 and 14, and the continuous increase of its operating costs that allow the Company to maintain the level of the service.

It is worth mentioning that in compliance with the terms of the Adjustment Agreement, the Company has maintained the quality of the distribution service, satisfying the constant year-on-year increase in the demand for electricity that has accompanied the economic growth of the last years. Due to both the increase recorded in the costs associated to the provision of the service and the need for additional investments to meet the increased demand, the Company has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, such as reducing certain specified costs, selling investments, as detailed in Note 27, reducing top management personnel’s fees, seeking new financing options, refinancing the financial debt with extended maturity terms and/or deferring the timing for certain of our estimated capital expenditures; provided that these measures do not affect the sources of employment, the execution of the investments plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

In this framework, the Company has started the corresponding presentations process before control and regulatory authorities in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand.

Should the conditions existing as of the date of these consolidated financial statements continue, the Board of Directors believes that the Company’s situation will continue to deteriorate. The cash flows and operating results for the next year, and financial ratios, will be negatively impacted.

The outcome of our tariff renegotiation is uncertain both as to its timing and final form. If during the next year: i) the new tariff schedules are not issued by ENRE; ii) we would not be granted of other mechanism for compensating our cost increases, and/or iii) would not get from the National Government other mechanism that provides us with financing for our cost increases, we are likely to have insufficient liquidity and will consequently further, be required to implement various measures as detailed above, to preserve cash and enhance our liquidity. Nevertheless, we cannot assure you that any additional financing could be obtained on acceptable terms. . As such, there is significant risk that should any of these measures, individually or in the aggregate, not be achieved, it would have a material adverse impact on the Company and the Company may need to seek other liquidity resources .The Company may need to enter in a renegotiation process with our creditors in order to obtain changes in the terms of our obligations to ease our financial condition".

Given the fact that the realization of the projected measures to revert the negative trend manifested in the current year depends, among other factors, on the occurrence of certain events that are not under the Company’s control, such as the requested electricity rate increases, the Board of Directors has raised substantial doubt about the ability of the Company to continue as a going concern in the term of the next fiscal year. However, the Company's Consolidated Financial Statements do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

Consideration of the effects of inflation

The consolidated financial statements fully reflect the effects of the changes in the purchasing power of the currency through August 31, 1995. As from such date, and in accordance with Argentine GAAP and the requirements of control authorities, the restatement of the financial statements to reflect the effects of inflation was discontinued until December 31, 2001. As from January 1, 2002, and in accordance with Argentine GAAP, the Company resumed the application of the method of adjustment for inflation considering that the accounting basis restated as a result of the change in the purchasing power of the currency through August 31, 1995, as well as those with original date between such date and December 31, 2001, were restated in the currency value as of the latter date. The financial statements have been restated to reflect the effects of inflation based on the variations of the Domestic Wholesale Price Index.

On March 25, 2003, the Federal Government issued Decree No. 664 establishing that financial statements for fiscal years ending as from such date had to be prepared in nominal currency. Consequently, and in accordance with Resolution No. 441 of the CNV, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion does not agree with Argentine GAAP, which establish that financial statements were to be restated through September 30, 2003.

Consolidation basis

The consolidated financial statements of Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter the “Company”) include the investments (Notes 27 and 28) in Empresa Distribuidora Eléctrica Regional S.A. (“EMDERSA”), Aeseba S.A. (“AESEBA”) and Empresa Distribuidora Eléctrica Regional Holding S.A. (“EMDERSA HOLDING”).

The investment in AESEBA has been included in the Company’s consolidated financial statements on a line-by-line basis in accordance with the general consolidation method established by Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”).

In the framework of that which has been described in Note 2 - The Company’s economic and financial situation, the Company’s Management has decided to divest from the companies comprising EMDERSA and EMDERSA HOLDING, and has begun to take the necessary steps for the sale thereof. Therefore, these investments have been classified as other assets available for sale, discontinuing their consolidation as of December 31, 2011.

Accordingly, the investments in EMDERSA and EMDERSA HOLDING have been included in the consolidated balance sheet as Other assets available for sale under Current Assets. The corresponding amounts charged to the results of operations have been included, on a line-by-line basis, in the Company’s Consolidated Statement of Operations. The assets, liabilities, results of operations and cash flows relating to these companies have been detailed in Note 25.

The data showing the Company’s consolidated controlling interest as of December 31, 2011 are as follow:

Directly controlled companies	Percentage interest held in capital stock and possible votes	Controlled / Indirectly and jointly controlled companies	Percentage interest held in capital stock and possible votes
	12.31.11		12.31.11
AESEBA	99.99	Empresa Distribuidora de Energía Norte S.A. (EDEN S.A.)	90.00

3. VALUATION CRITERIA

The main valuation criteria used in the preparation of these consolidated financial statements are as follow:

a)	Cash and banks:

In local currency: at nominal value.

In foreign currency: at the exchange rates in effect as of the end of each year. The corresponding detail is disclosed in Note 31 Exhibit G.

b)	Current investments:

Time deposits, which include the portion of interest income accrued through the end of each year.

Money market funds, which have been valued at the price of the unit of ownership as of the end of each year.

Government bonds, corporate notes and shares, which have been valued at the prevailing market price as of the end of each year.

c)	Trade receivables:

Services rendered and billed but not collected, and services rendered but unbilled as of the end of each year, at nominal value, except for those indicated in the following paragraphs;

Services rendered but unbilled as of December 31, 2010, arising from the retroactive increase deriving from the application of the electricity rate schedule resulting from the Temporary Tariff Regime (RTT) (Note 8.c) have been valued on the basis of the best estimate of the amount to be collected, discounted at a 10.5% annual nominal rate, which, in accordance with the Company’s criterion, reasonably reflected market assessments of the time value of money and risks specific to the receivable at the time of their initial measurement.

The amounts thus determined:

1.	are net of an allowance for doubtful accounts, as described in more detail in paragraph h) of this Note.
2.	consider the effects of that which is stated in Note 9.

d)	Other receivables and liabilities (excluding loans):

In local currency: at nominal value.

In foreign currency: at the exchange rates in effect as of the end of each year (Note 31 Exhibit G).

Other receivables and liabilities have been valued as indicated above including, if any, interest income or expense accrued as of the end of each year. The values thus obtained do not differ significantly from those that would have been obtained if the Argentine GAAP had been applied, inasmuch as they establish that other receivables and liabilities must be valued on the basis of the best estimated amount to be collected and paid, respectively, discounted at a rate that reflects the time value of money and the risks specific to the transaction estimated at the time of their being recorded in assets and liabilities, respectively.

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

The balances corresponding to ENRE Penalties and Discounts have been valued at nominal value, plus interest accrued on the portion disclosed as current (Notes 4.g and 8.a). ENRE Penalties and Discounts included in the Adjustment Agreement have been adjusted as stipulated in the aforementioned agreement (Note 8.c).

The balances corresponding to the Program for the Rational Use of Electric Power (PUREE) have been valued at nominal value (Notes 4.g and 14).

Deferred tax assets and liabilities have been valued at nominal value (Notes 3.m and 5).

e)	Supplies:

Supplies were valued at acquisition cost restated to reflect the effects of inflation as indicated in Note 2. The consumption of supplies has been valued based on the average cost method.

The Company has classified supplies into current and non-current depending on whether they will be used for maintenance or capital expenditures.

The carrying value of supplies, taken as a whole, does not exceed their recoverable value as of the end of each year.

f)	Non-current investments and other assets available for sale:

a)          50% interest held in the related company SACME S.A. (a company organized by means of equal contributions by distribution companies EDENOR S.A. and EDESUR S.A. in accordance with the Bid Package). SACME S.A. is in charge of monitoring the electric power supplied to the aforementioned distributors. As of December 31, 2011 and 2010, the investment in SACME has been recorded at its equity value in accordance with the provisions of Technical Resolution No. 21 of the FACPCE (Note 31 Exhibit C).

In order to determine the equity value, the audited financial statements of SACME S.A. as of December 31, 2011 and 2010 have been used. The accounting principles used by SACME are similar to those applied by EDENOR for the preparation of its financial statements.

b)          Negative goodwill represents the excess market value of the net identifiable acquired assets of AESEBA over the acquisition cost effectively paid. Negative goodwill is systematically amortized throughout a period equal to the remaining weighted average useful life of the Issuer Company’s identifiable assets that are subject to depreciation.

c)          The investments in EMDERSA and EMDERSA HOLDING have been disclosed as Other current assets available for sale and have been valued at their estimated realizable value, which is lower than their equity value (Note 28).

In order to determine the estimated realizable value, the Company used the values of the offers received for EDELAR and EGSSA (Note 28) and the acquisition values for the other companies.

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

The total value of property, plant and equipment has been determined based on the USD 427 million price effectively paid by EASA for the acquisition of 51% of the Company’s capital stock at acquisition date. Such price was used to value the entire capital stock of EDENOR at 832 million pesos, which, when added to the fair value of the debts assumed by the Company under the SEGBA Privatization Bid Package for 139.2 million pesos less the fair value of certain assets received from SEGBA for 103.2 million, valued property plant and equipment at 868 million pesos.

SEGBA neither prepared separate financial statements nor maintained financial information or records with respect to its distribution operations or the operations in which the assets transferred to EDENOR were used. Accordingly, it was not possible to determine the historical cost of transferred assets.

Additions subsequent to such date have been valued at acquisition cost restated to reflect the effects of inflation as indicated in Note 2, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets which was determined on the basis of the above-mentioned engineering studies. Furthermore, in order to improve the disclosure of the account, the Company has made certain changes in the classification of property, plant and equipment based on each technical process.

In accordance with the provisions of TR No. 17, financial costs in relation to any given asset may be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period; the necessary activities to put the asset in condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or start up of other assets, depending on the purpose pursued with its production, construction, assembly or completion. The Company capitalized financial costs on property, plant and equipment from 1997 to 2001, from 2006 through 2010 and during the year ended December 31, 2011. Financial costs capitalized for the years ended December 31, 2011 and 2010 amounted to 16,133 and 19,522, respectively.

During the years ended December 31, 2011 and 2010, direct costs capitalized amounted to 79,894 and 57,443, respectively.

The Company analyzes the recoverability of its non-current assets on a periodical basis or when events or changes in circumstances indicate that the recoverable value of assets, which is measured as the economic use value as of the end of the year, may be impaired.

The economic use value is determined based on projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets considered.

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable value, among which the following can be noted: (i) nature, opportunity and modality of electricity rate increases and cost adjustment recognition in accordance with the agreements described in Notes 8 and 14; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred, and; (iv) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

In spite of the current economic and financial situation, which is described in Note 2, the Company has made its projections under the assumption that the electricity rates will be improved according to the circumstances. However, the Company may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made as of the date of these consolidated financial statements.

In order to contemplate the estimation risk contained in the projection of the aforementioned variables, the Company has considered different probability-weighted scenarios.

Based on the previously mentioned conclusions, the valuation of property, plant and equipment, taken as a whole, does not exceed their recoverable value as of the end of each year.

Finally, and in accordance with the concession agreement, the Company may not pledge the assets used in the provision of the public service nor grant any other security interest thereon in favor of third parties, without prejudice to the Company’s right to freely dispose of those assets which in the future may become inadequate or unnecessary for such purpose. This prohibition does not apply in the case of security interests granted over an asset at the time of its acquisition and/or construction to secure payment of the purchase price and/or installation.

h)	Allowances:

a) Allowance for doubtful accounts: it has been recorded to adjust the valuation of trade receivables and other receivables up to their estimated recoverable value. The amount of the allowance has been determined based on the historical series of collections for services billed through the end of each year and collections subsequent thereto.

Furthermore, and considering that the Framework Agreement expired on December 31, 2010 (Note 9), the Company recorded an allowance for the total amount of the receivables billed for these concept as from January 1, 2011.

Additionally, for purposes of calculating the amount of the allowance, the Company has considered a detailed analysis of accounts receivable in litigation.

b) Allowance for doubtful recoverability of tax loss carryforward: it has been recorded to adjust the valuation of the deferred tax asset resulting from the tax loss carryforward estimated as of the end of the year, up to its estimated recoverable value, in accordance with that mentioned in Notes 2 section “The Company’s economic and financial situation” and 3.m.

The evolution and balances of allowances have been disclosed in Note 31 Exhibit E.

i)	Accrued litigation:

Amounts have been accrued for several contingencies.

1) The Company is a party to certain lawsuits and administrative proceedings in several courts and government agencies, arising from the ordinary course of business.

2) The Company is also a party to civil and labor lawsuits in the ordinary course of business.

As of the end of each year, Management evaluates these contingencies and records an accrual for related potential losses when: (i) payment thereof is probable, and (ii) the amount can be reasonably estimated. The Company estimates that any loss in excess of amounts accrued will not have a material adverse effect on the Company’s result of operations or its financial position.

The evolution and balances of the accrued litigation account have been disclosed in Note 31 Exhibit E.

j)	Loans:

As of the end of each year, the notes issued in United States dollars (Note 10) have been valued on the basis of the best estimate of the amount to be paid, discounted at a rate that reasonably reflects market assessments of the time value of money and specific debt risks, net of issuance expenses.

The adjustment to present value of future cash flows of the notes, using the market interest rate in effect at the time of the initial measurement, generated a loss of 4,198 as of December 31, 2010.

The rest of the financial debts have been valued at nominal value plus interest expense accrued as of the end of each year. The values thus obtained do not differ significantly from those that would have been obtained if the Argentine GAAP had been applied, inasmuch as they establish that they must be valued in accordance with the amount of money delivered and received, respectively, net of transaction costs, plus financial results accrued on the basis of the internal rate of return estimated at the time of their initial recognition.

“Derivative financial instruments” (Note 11) have been valued in accordance with the provisions of section 2 of Technical Resolution No. 18 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), which require that all derivative financial instruments be recognized as assets and/or liabilities at their fair value, regardless of whether they are designated as hedging instruments or not.

Furthermore, the changes in the accounting basis of financial instruments -Corporate Notes- have been recognized by the Company in the Financial income (expense) and holding gains (losses) generated by liabilities account of the Statement of Operations as of December 31, 2011 and 2010 under Exchange difference (Note 11.a), with a contra-account in Current Assets; Other receivables, under Derivative financial instruments (Note 4. b) and in Current Liabilities; Loans, under Derivative financial instruments (Note 4. d).

The changes in the accounting basis of financial instruments -Forward and futures contracts- have been recognized by the Company in the Financial income (expense) and holding gains (losses) generated by assets account of the Statement of Operations as of December 31, 2011, 2010 and 2009 under Holding loss (Note 11.b). As of December 31, 2011 and 2010, the aforementioned transactions have been fully settled.

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

The Treasury Stock account represents the nominal value of the Company’s own shares acquired by the Company (Note 7).

l)	Statement of operations accounts:

The accounts that accumulate monetary transactions have been disclosed at their nominal values.

Financial income (expense) and holding gains (losses) have been disclosed separately under income (expense) generated by assets and by liabilities.

The adjustment to present value of the notes as of December 31, 2010 and 2009 is stated at nominal value.

The adjustment to present value of trade receivables related to the application of the retroactive tariff increase agreed upon in the Adjustment Agreement and other trade receivables as of December 31, 2011, 2010 and 2009 is stated at nominal value.

m)	Income tax and tax on minimum presumed income:

The Argentine GAAP require the application of the deferred tax method to account for income tax. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes. Taking into account the legal regulations in effect as of the date of issuance of these financial statements, deferred tax assets and liabilities have been determined by applying to temporary differences identified and tax losses, the tax rate that is expected to apply at the time of their reversal or use.

With regard to the consideration of the difference between the accounting and tax values resulting from the adjustment for inflation included in non-monetary assets, as a temporary difference, the Company has decided that the deferred tax liability generated by this concept be recognized in the accounting on December 31, 2011 retroactively to January 1, 2011, as contemplated by General Resolution No. 576/10 of the National Securities Commission. The recorded amount of the deferred tax liability for this concept, with a contra-account in accumulated deficit, totals 358,263 (Note 5).

Furthermore, as of December 31, 2011, due to the situation described in Note 2, the Company has recorded an allowance for the amount of the deferred tax asset resulting from the estimated tax loss carryforward at year-end, due to the fact that the generation of future taxable income for offsetting purposes within the period contemplated by the tax legislation in effect is uncertain. Moreover, the amount of the deferred tax asset not included in the allowance is considered recoverable as there exist taxable temporary differences (deferred tax liability) whose reversal is estimated to occur in the same periods in which the deductible temporary differences comprising it are expected to reverse (Note 5).

Additionally, the Company determines the tax on minimum presumed income by applying the current rate of 1% on the Company’s taxable assets as of year-end. The tax on minimum presumed income and the income tax complement each other. The Company’s tax obligation for each year will be equal to the higher of these taxes. However, should the tax on minimum presumed income exceed income tax in any given fiscal year, such excess may be computed as a payment on account of any excess of income tax over the tax on minimum presumed income that may arise in any of the ten subsequent fiscal years.

The Company has recognized the minimum presumed income tax accrued in the year and paid in the previous years as a receivable, as it estimates that in future fiscal years it may be computed as a payment on account of the Income tax (Note 5).

n)	Operating leases:

As lessee, EDENOR has lease contracts (buildings) which classify as operating leases.

The features that these lease contracts have in common are that lease payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the lease contract of the Energy Handling and Transformation Center that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating lease contracts have cancelable terms and lease periods of two to thirteen years.

Buildings are for commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Energy Handling and Transformation Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras substation.

As of December 31, 2011, 2010 and 2009, future minimum lease payments with respect to operating leases are as follow:

	2011	2010	2009
2010	0	0	8,400
2011	0	6,748	2,645
2012	12,101	8,659	336
2013	9,483	8,470	209
2014	9,087	8,406	147
2015	3,127	2,900	147
2016	147	147	0
2017	147	0	0
Total future minimum lease payments	34,092	35,330	11,884

Total rental expenses for all operating leases for the years ended December 31, 2011, 2010 and 2009 are as follow:

	2011	2010	2009
Total lease expenses	11,751	13,130	8,478

As lessor, Edenor has entered into operating lease contracts with certain cable television companies granting them the right to use the poles of the Company’s network. Most of these lease contracts include automatic renewal clauses.

As of December 31, 2011, 2010 and 2009, future minimum lease collections with respect to operating leases are as follow:

	2011	2010	2009
2010	0	0	12,831
2011	0	20,898	12,294
2012	26,836	1,924	2,167
2013	24,383	89	75
2014	22	20	18
Total future minimum lease collections	51,241	22,931	27,385

Total rental income for all operating leases for the years ended December 31, 2011, 2010 and 2009, is as follows:

	2011	2010	2009
Total lease income (Note 4.h)	22,511	18,114	13,582

o)	Labor cost liabilities and early retirements payable:

Presented below is a detail of the estimated costs and liabilities related to the following:

-	supplementary benefits of leaves of absence derived from accumulated vacation,
-	other personnel benefits (pension plan), as stipulated in collective bargaining agreements in effect, to be granted to employees who retire under the differential retirement system of Decree No. 937/74, upon reaching 55 years of age and 30 years of service, which consist of 10 salaries. As of December 31, 2011 and 2010, the accrual for these benefits amounted to 38,283 and 31,356, respectively (Note 4.e), and
-	seniority-based bonus, as stipulated in collective bargaining agreements in effect, which consists of the payment of one salary to male/female employees upon reaching 20, 30, 35 and 40, and 17, 27, 32 and 37 years of employment, respectively. As of December 31, 2011 and 2010, the accrual for such bonuses amounted to 18,065 and 12,432, respectively (Note 4.e).

Liabilities related to the above-mentioned seniority-based bonus and other personnel benefits (pension plan) to be granted to employees, have been determined taking into account all rights accrued by the beneficiaries of both plans as of December 31, 2011 and 2010, respectively, on the basis of actuarial studies conducted by an independent actuary as of December 31, 2011 and 2010. The actuarial method used by the Company is the Projected Unit Credit Method. Such liabilities have been disclosed in the current and non-current Salaries and social security taxes account, respectively (Note 4.e).

Early retirements payable corresponds to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which as of December 31, 2011 and 2010 amount to 5,219 and 6,165 (current) and 5,520 and 6,845 (non-current), respectively (Note 4.e).

The detail of the estimated amounts charged to the results of operations due to variations in the Company’s payment commitments under the personnel benefits plan of Edenor as of December 31, 2011, 2010 and 2009 is as follows:

	2011	2010	2009
Cost	2,229	1,828	1,608
Interest	8,163	7,825	4,843
Amortization of recognized net actuarial loss	1,710	814	1,314
	12,102	10,467	7,765

The detail of the variations in the Company’s payment commitments under the personnel benefits plan of Edenor as of December 31, 2011, 2010 and 2009 is as follows:

	2011	2010	2009
Payment commitments under the personnel benefits plan at the beginning of the year	41,492	31,195	26,623
Cost	2,229	1,828	1,608
Interest	8,163	7,825	4,843
Actuarial loss	11,957	4,572	(886)
Benefits paid to participating employees	(5,175)	(3,928)	(993)
Payment commitments under the personnel benefits plan as of the end of the year	58,666	41,492	31,195

Payment commitments under the personnel benefits plan at year-end	58,666	41,492	31,195
Unrecognized net actuarial loss	(20,383)	(10,136)	(6,375)
Total personnel benefits plan (Note 4.e)	38,283	31,356	24,820

Actuarial assumptions used were the following:

	2011	2010	2009
Discount rate	30%	24%	25%
Salary increase	23%	15%	15%
Inflation	22%	18%	11.5%

As of December 31, 2011, 2010 and 2009, the Company does not have any assets related to the personnel benefits plan (pension plan).

Customer deposits and contributions (Note 4. c):

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

Customer contributions:

The Company receives advances from certain customers for services to be provided based on individual agreements. Such advances are stated at nominal value plus interest accrued as of the end of each year.

Advances received from certain customers of EDEN S.A. for services to be provided based on individual agreements are accounted for net sales.

p)	Revenue recognition:

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

All revenues are recognized when the Company’s revenue earning process has been completed, the amount of revenues may be reasonably measured and the economic benefits associated with the transaction flow to the Company.

MMC (Cost Monitoring Mechanism) amounts are recognized in the accounting when approved by the ENRE. Accordingly, revenues from MMC adjustments applicable until May 2008 have already been recognized in the accounting (Notes 4.a and 14).

q)	Estimates:

The preparation of the consolidated financial statements in accordance with Argentine GAAP requires the Company’s Board of Directors and Management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported year. The Company’s Management makes estimates to calculate, for example, depreciation and amortization, the recoverable value of assets and contingencies. Future actual results and amounts may differ from the estimates used and assessments made as of the date of the consolidated financial statements.

Additionally, the Company has recorded an allowance for a portion of the deferred tax asset corresponding to tax losses carryforward due to the fact that it estimates that it will not be recovered within the period contemplated by the tax legislation in effect (Note 3.m).

Furthermore, these consolidated financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that the Company will continue to operate normally. Therefore, they do not include the effects of any adjustments or reclassifications, if there were any, that might be necessary to make if the situation described in Note 2 is not resolved.

r)	Losses - Earnings per common share:

It has been computed on the basis of the number of shares outstanding as of December 31, 2011, 2010 and 2009 which amounts to 897,042,600 (net of the treasury shares as of December 31, 2011, 2010 and 2009 for 9,412,500). There is no earning (loss) per share dilution, as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

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

The Company carries on its business activity in the electricity sector, acting in the distribution and generation of electricity through different legal entities in which it holds an interest.

Furthermore, the Company’s Management performs the analysis, follow-up and control of its business activities based on the following segments: EMDERSA, AESEBA and EDENOR (Note 25).

s)	Risk management:

The Company operates mainly in Argentina. Its business may be affected by inflation, currency devaluation, regulations, interest rates, price controls, changes in governmental economic policies, taxes and other political and economic-related issues affecting the country. The majority of the Company’s assets are either non-monetary or denominated in Argentine pesos, whereas the majority of its liabilities are denominated in U.S. dollars. As of December 31, 2011 and 2010, a minimum portion of the Company’s debts accrued interest at floating rates; consequently the Company’s exposure to interest rate risk is limited (Notes 10 and 11.a and b).

As of December 31, 2011 and 2010, the Company had entered into forward and futures contracts with the aim of mitigating the risk generated by the fluctuations in the US dollar rate of exchange (Notes 4.d and 11.b).

Additionally, as of December 31, 2011 and 2010, the Company has carried out transactions with derivative financial instruments with the aim of hedging the exchange rate of the amounts in foreign currency that it will have to pay in the next interest payment dates of its financial debt, Class 9 Fixed Rate Par Notes (Notes 3.j, 4.b, 4.d and 11.a).

t)	Concentration risks:

b)	Related to customers

The Company’s accounts receivable derive primarily from the sale of electric power.

No single customer accounted for more than 10% of sales for the years ended December 31, 2011 and 2010. The collectibility of trade receivables balances related to the Framework Agreement, which amount to 54,272 and 33,047 as of December 31, 2011 and 2010, respectively, as disclosed in Notes 4.a and 9, is subject to compliance with the terms of such agreement.

c)

d)	Related to employees who are union members

e)

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

During 2005, two new collective bargaining agreements were signed with the Sindicato de Luz y Fuerza de la Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires) and the Asociación de Personal Superior de Empresas de Energía (Association of Supervision Personnel of Energy Companies), which expired on December 31, 2007 and October 31, 2007, respectively. These agreements were approved by the Ministry of Labor and Social Security on November 17, 2006 and October 5, 2006, respectively.

As of December 31, 2011 and 2010, approximately 80% of the Company’s employees were union members. Although the relationship with unions is currently stable, the Company may not ensure that there will be no work disruptions or strikes in the future, which could have a material adverse effect on the Company’s business and revenue. Furthermore, collective bargaining agreements signed with unions expired at the end of the 2007 fiscal year. There is no guarantee that the Company will be able to negotiate new collective bargaining agreements under the same terms as those currently in place or that there will be no strikes before or during the negotiation process.

As of the date of issuance of these consolidated financial statements, meetings aimed at negotiating the renewal terms of both collective bargaining agreements are being held with the above-mentioned unions.

u)	Foreign currency translation/ transactions:

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

For translation purposes, the following exchange rates are used:

a)	the exchange rate in effect at the date of the transaction, for payments, collections and other transactions denominated in foreign currency; and
b)	the exchange rate in effect at the date of the consolidated financial statements, for assets and liabilities denominated in foreign currency.

For transactions and balances denominated in foreign currency, the bid price is used for assets, and the offer price is used for liabilities.

The effect of such transactions has been included in the Statement of Operations as “Exchange difference” under “Financial income (expense) and holding gains (losses)”.

v)	Financial statements comparison:

Certain amounts disclosed in the financial statements as of December 31, 2010 have been reclassified for comparative purposes, following the disclosure criteria used for the consolidated financial statements as of December 31, 2011.

Additionally, the Company recognized the deferred tax liability generated by the differences between the accounting and tax values resulting from the adjustment for inflation included in non-monetary assets retroactively to January 1, 2011 (Notes 3.m and 5). The effects of this change on the results of operations for the year ended December 31, 2010 are detailed below:

	2010	2009
Net (loss) income for the year before adjustment	(74,031)	90,643
Deferred tax liability recognition adjustment	24,978	26,980
Net (loss) income for the year	(49,053)	117,623

4. BREAKDOWN OF MAIN CONSOLIDATED ACCOUNTS

Consolidated Balance Sheets as of December 31, 2011 and 2010

a)	Trade receivables

The breakdown of trade receivables as of December 31, 2011 and 2010 is as follows:

	2011	2010
Current:
Receivables from sales of electricity:
Sales of electricity - Billed	344,116	216,749
Total billed	344,116	216,749

Sales of electricity - Unbilled	196,598	149,046
Retroactive tariff increase arising from the application of the new electricity rate schedule	0	21,442
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule	0	(1,170)
Framework Agreement	54,272	33,047
National Fund of Electricity	3,353	3,437
Bonds for the cancellation of debts of the Province of Bs. As.	0	8,743
Specific fee payable for the expansion of the network, transportation and others	6,512	4,477
Total unbilled	260,735	219,022

In litigation	16,109	14,681
Less:
Allowance for doubtful accounts (Note 31 Exhibit E)	(86,228)	(29,259)
Total Current	534,732	421,193

Non-Current:
Receivables from sales of electricity:
Cost Monitoring Mechanism and other receivables	45,725	45,531
Total Non-Current	45,725	45,531

b)	Other receivables

The breakdown of other receivables as of December 31, 2011 and 2010 is as follows:

	2011	2010
Current:
Prepaid expenses	2,986	4,625
Advances to suppliers	39,163	4,014
Advances to personnel	4,627	6,276
Related parties	175,125	4,169
Receivables from activities other than the main activity	20,405	23,321
Allowance for other doubtful accounts (Note 31 Exhibit E)	(12,253)	(12,799)
Tax on financial transactions	829	3,693
Note receivable from EDESUR S.A.	2,846	0
Derivative financial instruments	1,316	0
Other	9,859	10,062
Total Current	244,903	43,361

Non-Current:
Prepaid expenses	1,140	1,199
Tax on minimum presumed income	52,013	12,283
Tax credits	885	0
Receivables from EDEN S.A. Class “C” shareholders	15,417	0
Other	1,249	1,321
Total Non-Current	70,704	14,803

c)	Trade accounts payable

The breakdown of trade accounts payable as of December 31, 2011 and 2010 is as follows:

	2011	2010
Current:
Payables for purchase of electricity and other purchases	427,723	221,626
Accrual for unbilled electric power purchases	115,125	111,860
Customer contributions	79,292	33,965
Other	36,188	11,054
Total Current	658,328	378,505

Non-Current:
Customer deposits	53,477	49,129
Other	867	1,855
Total Non-Current	54,344	50,984

d)	Loans

The breakdown of loans as of December 31, 2011 and 2010 is as follows:

	2011	2010
Current:
Financial loans	6,785	0
Interest	28,978	21,237
Corporate Notes	23,262	25,790
Derivative financial instruments	0	7,253
Adjustment to present value of Corporate Notes	0	(172)
Total Current	59,025	54,108

Non-Current:
Financial loans	6,891	0
Corporate Notes	1,182,991	1,052,686
Adjustment to present value of Corporate Notes	0	(17,573)
Total Non-Current	1,189,882	1,035,113

e)	Salaries and social security taxes

The breakdown of salaries and social security taxes as of December 31, 2011 and 2010 is as follows:

	2011	2010
Current:
Salaries payable and accruals	260,007	160,616
Social Security (ANSES)	10,536	13,651
Early retirements payable	5,246	6,165
Pension plans payable	11,326	0
Total Current	287,115	180,432

Non-Current:
Early retirements payable	5,526	6,845
Seniority-based bonus	18,065	12,432
Personnel benefits plans	45,936	31,356
Total Non-Current	69,527	50,633

f)	Taxes

The breakdown of taxes as of December 31, 2011 and 2010 is as follows:

	2011	2010
Current:
Provincial, municipal and federal contributions and taxes, VAT and turnover tax payable	58,326	62,925
Income tax and tax on minimum presumed income (net of advances and payments on account) (Note 5)	40,266	0
Withholdings	20,455	9,798
Municipal taxes	36,855	27,159
Tax regularization plan Law No. 26476	1,466	1,364
Other	11,625	9,834
Total Current	168,993	111,080

Non-Current:
Net deferred tax liabilities (Note 5)	279,767	253,817
Tax regularization plan Law No. 26476	7,161	8,989
Other	3,951	0
Total Non-Current	290,879	262,806

g)	Other liabilities

The breakdown of other liabilities as of December 31, 2011 and 2010 is as follows:

	2011	2010
Current:
Program for the rational use of electric power (PUREE)	61,566	0
Dividends payable	1,211	0
Penalties and discounts	35,636	0
Advance payments received for EDELAR’s sale agreement	6,455	0
Related parties (1)	14,288	0
Advances for works to be performed	17,459	0
Other	8,162	4,542
Total Current	144,777	4,542

Non-Current:
Program for the rational use of electric power (PUREE)	867,089	529,097
Penalties and discounts	506,598	455,421
Total Non-Current	1,373,687	984,518

(1) Related to advance payment received for EGSSA’s sale agreement and dividends payable to Pampa Inversiones S.A.

Consolidated Statements of Income as of December 31, 2011 and 2010

h)	Net sales

The breakdown of net sales for the years ended December 31, 2011, 2010 and 2009 is as follows:

	2011	2010	2009

Sales of electricity (1)	3,443,714	2,125,390	2,035,845
Late payment charges	31,269	22,197	20,686
Right of use on poles	79,128	18,114	13,582
Connection charges	8,581	5,550	5,700
Reconnection charges	2,356	2,393	2,047
Total	3,565,048	2,173,644	2,077,860

(1) Net of ENRE discounts and penalties for 81,058, 80,006 and 58,500 for the years ended December 31, 2011, 2010 and 2009, respectively (Note 8.a).

i)	Other (Expense) Income, net

The breakdown of other (expense) income, net for the years ended December 31, 2011, 2010 and 2009 is as follows:

	2011	2010	2009

Non-operating income (expense)	7,789	985	4,529
Commissions on municipal taxes collection	5,387	4,905	3,844
Net expense from technical services	(5,148)	(4,114)	(785)
Voluntary Retirements - Bonuses	(10,897)	(10,103)	(5,381)
Severance paid	(9,152)	(4,658)	(4,419)
Accrued litigation (Note 31 Exhibit E)	(17,169)	(1,213)	(15,500)
Residual value retirements of property, plant and equipment (Note 31 Exhibit A)	(4,913)	(1,125)	(2,763)
Income from the sale of real property	0	5,266	0
Recovery og allowonce for doubtfull accounts (1)	0	0	21,236
Net recovery of accrued litigation (1)	0	0	23,431
Other related party income (expense), net	377	210	0
Other	8,470	37	(902)
Total	(25,256)	(9,810)	23,290

(1) Related to the Framework Agreement Province of Buenos Aires (Note 9, Note 31 Exhibits E and H).

(2) Related to the Company’s adherence to the taxregularization plan.

5. INCOME TAX AND DEFERRED TAX

Consolidated deferred tax assets and liabilities as of December 31, 2011, 2010 and 2009 are as follow:

	2011	2010	2009
(Loss) Income for the year before taxes	(394,709)	(75,167)	169,954
Applicable tax rate	35%	35%	35%
(Gain) Loss for the year at the applicable tax rate	(138,148)	(26,308)	59,484
Permanent differences at the applicable tax rate:
Permanent differences	11,585	194	(7,153)
Total income tax charge for the year before allowance for impairment of net deferred assets	(126,563)	(26,114)	52,331
Increase in the allowance for impairment of net deferred assets (Note 31 Exhibit E)	149,011	0	0
Total income tax charge for the year	22,448	(26,114)	52,331
Variation between deferred assets (liabilities) charged to the results of operations	16,376	42,349	41,603
Difference between accrual and tax return	1,442	0	1,636
Income tax for the year (Note 4.f)	40,266	16,235	95,570

Allowance for the impairment of net deferred assets	2011	2010
At beginning of year	0	0
Increase in the allowance for the impairment of net deferred assets (Note 31 Exhibit E)	149,011	0
Balance at end of year (Note 31 Exhibit E)	149,011	0

The amounts of deferred tax assets and liabilities considered as of December 31, 2011, 2010 and 2009 are as follow:

	2011	2010	2009
Non-current deferred tax assets
Tax loss carryforward	169,477	11,586	4,293
Trade receivables and other receivables	32,011	0	0
Accruals and other debts	166,169	175,143	127,033
Intangible assets	40,650	0	0
Other	6,390	442	14,058
Non-current deferred tax assets	414,697	187,171	145,384

	2011	2010	2009
Non-current deferred tax liabilities
Property, plant and equipment and other	(518,461)	(440,988)	(441,550)
Non-current deferred tax liabilities	(518,461)	(440,988)	(441,550)

Net deferred tax liabilities before allowance for impairment of net deferred assets	(103,764)	(253,817)	(296,166)

	2011	2010	2009
Allowance for impairment of net deferred assets	(176,003)	0	0
Net deferred tax liabilities (Note 4.f)	(279,767)	(253,817)	(296,166)

Tax losses carryforward in effect as of December 31, 2011 are as follow:

Tax loss carryforward	Amount	Rate 35%	Year of expiration
Generated in fiscal year 2007	53,324	18,663	2012
Generated in fiscal year 2008	70	24	2013
Generated in fiscal year 2009	46	16	2014
Generated in fiscal year 2010	37,313	13,060	2015
Generated in fiscal year 2011	393,468	137,714	2016
Total tax loss carryforward as of December 31, 2011	484,221	169,477

Additionally, as of December 31, 2011, the minimum presumed income tax receivable of 52,013 has been disclosed in other non-current receivables (Note 4.b), in accordance with that mentioned in Note 3.m.

The breakdown of the aforementioned receivable is as follows:

Minimum presumed income tax receivable	Amount	Year of expiration
Generated in fiscal year 2010	17,330	2020
Generated in fiscal year 2011	34,683	2021
	52,013

6. CONSOLIDATED SEGMENT INFORMATION

The Company carries on its business activities in the electricity sector, acting in the distribution and generation of electricity through different legal entities in which it holds an interest. Furthermore, the Company’s Management performs the analysis, follow-up and control of the Company’s business activities based on the following segments:

EMDERSA, comprised of EDESA, EDELAR, EDESAL, EGSSA, EMDERSA and EMDERSA HOLDING.

AESEBA, comprised of AESEBA and EDEN.

EDENOR, comprised of Edenor S.A.

The information on each operating segment identified by the Company for the year ended December 31, 2011 is as follow:

Consolidated results as of December 31, 2011	Emdersa	Aeseba	Edenor	Eliminations	Consolidated
Net sales	764,277	519,905	2,280,866	-	3,565,048
Cost of sales	(264,511)	(198,536)	(1,130,890)	-	(1,593,937)
Gross margin	499,766	321,369	1,149,976	-	1,971,111
Administrative expenses	(99,122)	(29,111)	(195,205)	-	(323,438)
Transmission and distribution expenses	(168,653)	(131,288)	(888,784)		(1,188,725)
Selling expenses	(97,313)	(49,916)	(282,701)	-	(429,930)
Operating income (loss)	134,678	111,054	(216,714)	-	29,018
Gain from permanent investments	-	-	80,805	(80,801)	4
Amortization of goodwill	572	3,281	13,332	(4,845)	12,340
Loss from valuationof assets available for sale at net realizable value	-	-	(75,029)		(75,029)
Subtotal	135,250	114,335	(197,606)	(85,646)	(33,667)
Financial income (expense) and holding gains (losses)
Generated by assets	(12,330)	(495)	53,928	(32,386)	8,717
Generated by liabilities	(61,150)	(21,082)	(303,293)	32,382	(353,143)
Gain from investments in related companies	924	-	-	-	924
Other (expense) income, net	(2,546)	3,084	(25,794)	-	(25,256)
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other trade receivables	-	-	1,170	-	1,170
Gain from the purchase of notes	-	-	6,546	-	6,546
Income (loss) before income tax and minority interest	60,148	95,842	(465,049)	(85,650)	(394,709)
Income tax	(17,455)	(34,645)	29,652	-	(22,448)
Minority interest	(6,851)	(6,269)	-	(5,120)	(18,240)
Income (loss) for the year	35,842	54,928	(435,397)	(90,770)	(435,397)

Consolidated balance sheet information as of December 31, 2011
Total assets	1,295,993	900,902	5,366,949	(1,819,411)	5,744,432
Total liabilities	535,825	424,966	4,052,431	(640,177)	4,373,045
Shareholders' equity and minority interest	760,167	475,936	1,314,518	(1,179,235)	1,371,387

Additional consolidated information as of December 31, 2011
Additions of property, plant and equipment	162,970	59,752	430,637	-	653,360

As of December 31, 2011, the Company decided to divest in EMDERSA, as such it has discontinued such operating segment (Note 25).

7. CAPITAL STOCK

As of December 31, 2011, 2010 and 2009, the Company’s capital stock amounts to 906,455,100 shares, represented by 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share. Each and every share maintains the same voting rights, i.e. one vote per share. There are no preferred shares of any kind, dividends and/or preferences in the event of liquidation, privileged participation rights, prices and dates, or unusual voting rights. Moreover, there are no significant terms of contracts allowing for either the issuance of additional shares or any commitment of a similar nature.

As of December 31, 2011 and 2010, the Company’s capital stock, represented by 906,455,100 shares is comprised of the following:

Holder	2011	2010	Class	% held
	Number of shares
EASA (1)	462,292,111	462,292,111	“A”	51.00
Market in general (2)	442,210,366	442,210,366	“B”	48.78
Banco Nación (3)	1,952,604	1,952,604	“C”	0.22
New Equity Ventures LLC	19	19	“B”	0

(1) The shares are pledged in favor of the Argentine Government as evidenced by the certificate issued by Caja de Valores.

(2) Includes 9,412,500 treasury shares as of December 31, 2011 and 2010.

(3) Trustee of the Employee Stock Ownership Program.

On March 3, 2011, the Company held the General Annual Meeting which resolved by majority of votes to extend for 3 years the term for holding the treasury shares acquired within the framework of section 68 of Law No. 17,811 (text consolidated by Decree No. 677/01).

8. REGULATORY FRAMEWORK

a)	General

The Company is subject to the regulatory framework provided under Law No. 24,065 and the regulations issued by the National Regulatory Authority for the Distribution of Electricity (ENRE).

The ENRE is empowered to approve and control tariffs, and control the quality levels of the service and the technical product, the commercial service and the compliance with public safety regulations, as established in the Concession Agreement. Failure to comply with the provisions of such Agreement and the rules and regulations governing the Company's business will make the Company liable to penalties that may include the forfeiture of the concession.

The Distribution Company’s obligations are, among others, to make the necessary investments and carry out the necessary maintenance works in order to ensure that the quality levels established for the provision of the service in the concession area will be complied with and that electricity supply and availability will be sufficient to meet the demand in due time, securing the sources of supply.

If the Company repeatedly fails to comply with the obligations assumed in the Concession Agreement, the grantor of the concession will be entitled to foreclose on the pledged Class A shares and sell them in a Public Bid. This, however, will not affect the continuity of the Holder of the concession. As of the date of issuance of these consolidated financial statements, there have been no events of non-compliance by the Company that could be regarded as included within the scope of this situation.

Furthermore, the Concession Agreement may be rescinded in the event of the Distribution Company undergoing bankruptcy proceedings. Additionally, if the Grantor of the Concession fails to discharge his obligations in such a manner that the Distribution Company is prevented from providing the Service or the Service is severely affected on a permanent basis, the Distribution Company may request, after demanding the regularization of such situation in a term of 90 days, that the agreement be rescinded.

As of December 31, 2011 and 2010, the Company has accrued the penalties for resolutions not yet issued by the ENRE corresponding to the control years elapsed as of those dates. Additionally, the Company has applied the adjustment contemplated in the temporary tariff structure (caption b item vii) as well as the adjustments established by the electricity rate schedules applied during the fiscal year 2008, Resolutions Nos. 324/2008 and 628/2008.

On February 9, 2011, the Company was notified of the issuance of Resolution No. 32/2011 of the ENRE, whereby the Regulatory Authority fined the Company in the amount of 1,125 for the power cuts that had occurred between December 20 and December 31, 2010.

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

Said penalties amount to approximately 25,303, which, based on that mentioned in Note 16.e, have been recorded in Current liabilities under Other liabilities (Note 4.g).

As of December 31, 2011 and 2010, non-current liabilities for ENRE Penalties and Discounts amount to 506,598 and 455,421, respectively, and have been included in the Other non-current liabilities account (Notes 4.g and 14).

ENRE Penalties and Discounts included in the Adjustment Agreement are adjusted in accordance with the terms of said agreement (Note 8.c caption vii), whereas penalties imposed after the signing of the Adjustment Agreement are adjusted in accordance with the provisions of the resolutions pursuant to which such penalties were determined.

In addition, as of December 31, 2011, the Company’s Management has considered that the ENRE has mostly complied with the obligation to suspend lawsuits aimed at collecting penalties, without prejudice to maintaining an open discussion with the entity concerning the effective date of the Adjustment Agreement and, consequently, concerning the penalties included in the renegotiation and those subject to the criteria of the Transition Period.

b) Concession

The term of the concession is 95 years and may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years each. At the end of each management period, the Class “A” shares representing 51% of the capital stock of EDENOR S.A., currently held by EASA, must be offered for sale through a public bidding. If EASA makes the highest bid, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if EASA is not the highest bidder, then the bidder who makes the highest bid shall pay EASA the amount of the bid in accordance with the conditions of the public bidding. The proceeds from the sale of the Class “A” shares will be delivered to EASA after deducting any amounts receivable to which the Grantor of the concession may be entitled.

On July 7, 2007 the Official Gazette published Resolution No. 467/07 of the ENRE pursuant to which the first management period is extended for 5 years to commence as from the date on which the Review of the Company Tariff Structure (RTI) goes into effect. Its original maturity would have taken place on August 31, 2007.

In accordance with the provisions of Resolution No. 467/2007 of the ENRE, the commencement of the process for the sale of the shares shall take place when the five-year tariff period beginning after the ending of the RTI comes to an end. Additionally, the controlling shareholder -Electricidad Argentina S.A. - is authorized to present as bidder in the referred to process and if its offer is selected as the winning bid, the controlling company will not have to make any disbursement whatsoever to keep the control of Edenor.

The Company has the exclusive right to render electric power distribution and sales services within the concession area to all users who are not authorized to obtain their power supply from the Wholesale Electricity Market (MEM), thus being obliged to supply all the electric power that may be required in due time and in accordance with the established quality levels. In addition, the Company shall allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession. No specific fee must be paid by the Company under the Concession Agreement during the term of the concession.

On January 6, 2002, the Federal Executive Power passed Law No. 25,561 whereby adjustment clauses in US dollars, as well as any other indexation mechanisms stipulated in the contracts entered into by the Federal Government, including those related to public utilities, were declared null and void as from such date. The resulting prices and rates were converted into Argentine pesos at a rate of 1 peso per US dollar. Furthermore, Law No. 25,561 authorized the Federal Executive Power to renegotiate public utility contracts taking certain requirements into account.

It is worth mentioning that both the declaration of economic emergency and the period to renegotiate public utility contracts were extended through December 31, 2013 by Law No. 26,729.

c)	Adjustment Agreement entered into by and between Edenor and the Federal Government:

On September 21, 2005, the Company signed an Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations; ratified on February 13, 2006.

The Adjustment Agreement established the following:

i)	the implementation of a Temporary Tariff Structure (RTT) effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average rate of more than 15%, and an additional 5% average increase in the distribution added value, allocated to certain specified capital expenditures;
ii)	the requirement that during the term of said temporary tariff structure, dividend payment be subject to the approval of the regulatory authority;
iii)	the establishment of a “social tariff” for the needy and the levels of quality of the service to be rendered;
iv)	the suspension of the claims and legal actions filed by the Company and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;
v)	the carrying out of a Review of the Company Tariff Structure (RTI) which will result in a new tariff structure that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the National Regulatory Authority for the Distribution of Electricity will be in charge of such review;
vi)	the implementation of a minimum investment plan in the electric network for an amount of 178.8 million to be fulfilled by EDENOR during 2006, plus an additional investment of 25.5 million should it be required (item f below);
vii)	the adjustment of the penalties imposed by the ENRE that are payable to customers as discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect through the date on which they are effectively paid, using, for such purpose, the average increase recorded in the Company’s distribution costs as a result of the increases and adjustments granted as of each date;
viii)	the waiver of the penalties imposed by the ENRE that are payable to the National State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

ix)	the payment term of the penalties imposed by the ENRE, which are described in item vii above, is 180 days after the approval of the Review of the Company Tariff Structure (RTI) in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements.

Said agreement was ratified by the Federal Executive Power through Decree No. 1957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007. This agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of the public service of electric power distribution and sale within the federal jurisdiction, between the Federal Executive Power and the Company.

Additionally, on February 5, 2007 the Official Gazette published Resolution No. 51/2007 of the ENRE which approves the electricity rate schedule resulting from the RTI applicable to consumption recorded as from February 1, 2007. This document provides for the following:

a)	A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect which the Company collects as the holder of the concession of the public service of electric power distribution, except for the residential tariffs;
b)	Implementation of an additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in Appendix II of the Adjustment Agreement. In this regard, the Company has set up the required fund;
c)	Implementation of the Cost Monitoring Mechanism (MMC) contemplated in Appendix I of the Adjustment Agreement, which for the six-month period commenced November 1, 2005 and ended April 30, 2006, showed a percentage of 8.032%. This percentage has been applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007 (Note 14);
d)	Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (items a) and b) above) and from May 1, 2006 through January 31, 2007 (item c) above);
e)	Invoicing of the differences corresponding to deviations between foreseen physical transactions and those effectively carried out and of other concepts related to the Wholesale Electricity Market (MEM), such as the Specific fee payable for the Expansion of the Network, Transportation and Others, included in Trade Receivables under Receivables from sales of electricity as Unbilled (Note 4.a);
f)	Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan, in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

Revenues from the retroactive tariff increase deriving from the implementation of the new electricity rate schedule applicable to non-residential consumption for the period of November 2005 through January 31, 2007 have been fully recognized in the financial statements for the year ended December 31, 2007. Such amount, which totaled 218,591, has been invoiced in 55 equal and consecutive monthly installments, as described in item d) of this note.

Resolution No. 434/2007 established, among other things, that the obligations and commitments set forth in section 22 of the Adjustment Agreement be extended until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing the Company and its shareholders to resume the claims suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect.

Regulatory framework applicable to subsidiaries

The relevant information on the regulatory framework applicable to the subsidiary companies is summarized below.

The regulatory framework of the electricity market currently in effect is provided for by Law No. 24065, which created the National Regulatory Authority for the Distribution of Electricity (Ente Nacional Regulador de la Electricidad), hereinafter “ENRE”, as the regulatory and control authority. EMDERSA, through the Operating Companies, is also subject to compliance with the provincial laws and regulations issued by the provincial control authorities.

The corresponding provincial regulatory authorities are: (i) the Provincial Electric Power Regulatory Commission (Comisión Reguladora Provincial de Energía Eléctrica), hereinafter “CRPEE”, in the province of San Luis; (ii) the Privatizations Control Authority (Ente Único de Control de Privatizaciones), hereinafter “EUCOP”, in the province of La Rioja, (iii) the Public Services Regulatory Agency (Ente Regulador de los Servicios Públicos), hereinafter “ENRESP”, in the province of Salta, and (iv) the Electric Power Control Authority (Organismo de Control de la Energía Eléctrica), hereinafter “OCEBA”, in the province of Buenos Aires.

The regulatory authorities are responsible for the approval and control of electricity rates and for verifying that the electric power public service be provided in accordance with the quality levels agreed upon in the corresponding concession agreements.

Concession agreements

In accordance with the concession agreements, the Distribution Companies are required, among other things, (i) to provide the electric power service in conformity with the quality levels established in the concession agreement, and (ii) to make the necessary investments to properly maintain the provision of the service. Failure to comply with these requirements may make the Distribution Companies liable to penalties.

The concession agreements provide for the tariff structure, and include the initial electricity rate schedule as well as the procedure to be followed for the adjustment of the electricity rate schedule effective for a term of five years beginning as from the commencement date of the concession. Under these agreements, the electricity rates would be subject to periodical adjustments in order to reflect the variations recorded in electric power acquisition, transmission and distribution costs.

At the end of the term of the concession, all the assets owned by the Distribution Company, that are directly or indirectly used in the provision of the public service, will be transferred to the Provincial Government. The holders of the majority shareholding in Distribution Companies San Luis and La Rioja will receive, as payment for such transfer, the amount to be obtained from the sale of the totality of the shares to a new company to be organized by the respective Provincial Government, which will become the holder of the concession, after deducting any amounts receivable which the Provincial Government may have with the Distribution Company.

Distribuidora San Luis

The main features of the regulatory framework applicable to Distribuidora San Luis are described below.

The concession agreement for the provision of the public service of electricity distribution to be rendered on an exclusive basis in the Province of San Luis was entered into on March 2, 1993 for a period of 95 years that may be extended for a maximum period of ten years. The term of the concession is divided into nine management periods, a first period of 15 years, and eight subsequent periods of 10 years each. At the end of each management period, the Province of San Luis will organize an international public bid for the sale of the majority shareholding in Distribuidora San Luis, whose conditions will be similar to those pursuant to which EMDERSA acquired its interest. EMDERSA will be entitled to participate in the bid.

The person or group who makes the highest bid will acquire the majority shareholding and pay the bid price to EMDERSA. If EMDERSA were the best bidder or if EMDERSA’s bid were equal to the highest bid, it will continue to hold the majority shareholding in Distribuidora San Luis, in which case no further payments to the Province of San Luis will be necessary nor any other obligations with respect to the bidding will be imposed on EMDERSA. There are no restrictions on the amount of EMDERSA’s bid. If EMDERSA did not make a bid or its bid were lower than the best bid made, the majority shareholding will be transferred to the bidder who made the highest bid and the price paid by the buyer will be delivered to EMDERSA, after deducting any amounts receivable which the Provincial Government may have with Distribuidora San Luis.

At the end of each management period, the Government of the Province of San Luis may revoke the exclusivity clause for the provision of the service or modify the area within which such exclusivity applies.

Distribuidora San Luis has duly submitted a presentation to the regulatory authorities concerning the Company’s economic and financial situation and has requested an emergency tariff adjustment, necessary to alleviate the effects of the aforementioned circumstances. In this framework, on January 4, 2006, the Economy Ministry of the Province issued Resolution No. 03 - MC2006, which established a temporary electricity rate adjustment. Subsequently, by Resolution No. 757 dated June 24, 2008, a new Electricity Rate Schedule, applicable as from June 1, 2008, was established.

The Resolution also establishes that the Company shall submit to the Provincial Electric Power Regulatory Commission (CRPEE) for its analysis, approval and subsequent audit, an Investment Plan in the sub-transmission and distribution network for an amount in excess of 20,000, to be executed within a maximum period of two years. The CRPEE, after having verified the technical specifications of the works plan and total invested amount, through note No. 1146/2010 dated December 30, 2010, considered that the investment plan submitted by Distribuidora San Luis under file 0000-2008-051032 000 had been complied with.

Subsequently, on June 15, 2011, the Ministry of Public Works and Infrastructure issued Resolution No. 597-MOPeI-2011, whereby it approved an Electricity Rate Schedule, which resulted in an average increase of approximately 9% applicable as from June 1, 2011, and an investment plan to be carried out.

By note No. 8752/11, the Energy Secretariat established that any rate increase from the rate values corresponding to November 2011 applicable to final users of distribution agents and/or suppliers of the public service of electric power distribution, is to be regarded as a component of the wholesale purchase cost of the distribution agent and/or supplier of the public service of electric power distribution.

As of the date of these consolidated financial statements, Distribuidora San Luis continues renegotiating certain terms and conditions of the concession agreement with the regulatory authorities. Although it is not possible to anticipate the final wording of said terms and conditions, the Board of Directors of Distribuidora San Luis believes that they will not have a negative impact on the business.

Distribuidora La Rioja

The main features of the regulatory framework applicable to Distribuidora La Rioja are described below.

The concession agreement for the provision of the public service of electricity distribution and sale to be rendered on an exclusive basis in the Province of La Rioja was entered into on June 1, 1995 for a period of 95 years that may be extended for an additional period of ten years. The term of the concession is divided into nine management periods, a first period of 15 years, and eight subsequent periods of 10 years each. At the end of each management period, the Regulatory Authority will call for bids for the sale of the majority shareholding in Distribuidora La Rioja.

EMDERSA will be entitled to present its bid simultaneously with the other bidders and in accordance with the terms and conditions of the bid. If EMDERSA’s bid were higher than or equal to the best economic offer, it will continue to hold the majority shareholding and no further disbursements will be required.

On December 1, 2008, Distribuidora La Rioja and the Commission for the Renegotiation of Contracts, comprised of the Economy Minister, the Infrastructure Minister and the General and Legal Secretary of the Provincial Government, entered into a Memorandum of Understanding, which approved amendments to the Concession Agreement for the Public Service of Electricity Distribution and Sale, in accordance with the guidelines established in the Public Hearing for the Revision of Rates held in October 2008. The Memorandum of Understanding approves a new Electricity Rate Schedule for the Concession Agreement as well as a Customer Application Schedule, effective for consumption recorded as from November 1, 2008, with an authorized 16% average increase.

Furthermore, it was agreed that the debt owed by the Government to the Distribution Company for government grants corresponding to the period 2007/2008 and for other concepts, would be settled with the assignment of electric infrastructure works carried out and to be carried out by the Government. In addition, a cost monitoring mechanism, which will allow Distribuidora La Rioja (should the conditions stipulated in the Memorandum of Understanding concerning increases in costs and expenses be met) to request that the EUCOP begin a procedure for the analysis and review of rates, was also implemented.

In the 2010 fiscal year, the increases recorded in the Distribution Company’s costs exceeded the conditions stipulated in the Memorandum of Understanding for the Readjustment of the Agreement for the Provision of the Public Service of Electricity Distribution signed with the Government of the Province of La Rioja and ratified by the Governor through Decree FEP No. 2318/08. Therefore, in February 2011, the Distribution Company submitted Note GPRR No. 0110/11 with the supporting documentation of the greater costs borne by EDELAR S.A.

By Note No. 236 of the EUCOP dated March 28, 2011, the Board of the Control Authority rejected the distribution company’s request. On April 11, 2011, by Note GPRR No. 0258/2011 addressed to the EUCOP, the Distribution Company requested that such decision be reconsidered.

On August 19, 2011, by Resolution No. 1 Record 66, the EUCOP, in accordance with the provisions of section 3, authorized a 4.5% increase to be applied as from the August-September-October 2011 quarter. For this purpose, Distribuidora La Rioja is required to submit, for the EUCOP’s approval, an investment plan for distribution works.

By Resolution No. 1 Record 81 dated October 20, 2011, the EUCOP, in accordance with the provisions of section 3, authorized the application of the rate schedule for the period August, September and October 2011, approving the investment plan duly submitted by the Company.

By note No. 8752/11, the Energy Secretariat established that any rate increase from the rate values corresponding to November 2011 applicable to final users of distribution agents and/or suppliers of the public service of electric power distribution, is to be regarded as a component of the wholesale purchase cost of the distribution agent and/or supplier of the public service of electric power distribution.

Distribuidora Salta and ESED

The main features of the regulatory framework applicable to Distribuidora Salta and ESED are described below.

The concession agreement for the provision of the public service of electricity distribution -which is divided into two different markets: the concentrated (urban) market and the isolated (isolated generation with non-conventional methods) market- to be rendered on an exclusive basis in the Province of Salta was entered into on August 12, 1996 for a period of 50 years that may be extended for a maximum period of ten years.

The term of the concession is divided into three management periods, a first period of 20 years, and two subsequent periods of 15 years each. At the end of each management period, the ENRESP will organize a public bid for the sale of the majority shareholding in Distribuidora Salta. The investment company must present its own bid simultaneously with the other bidders and in accordance with the terms and conditions of the bid. If the investment company’s bid were higher than or equal to the best economic offer, it will continue to hold the majority shareholding and no further disbursements will be required.

Empresa Distribuidora de Energía Norte S.A.

With regard to the adjustment for the increases recorded in costs, the Distribution Company continued to submit the information on the updated values of the Operative Costs Sample as well as on the valuation of the assets available for the rendering of service, as stipulated in caption 4.4 of Section 4 of the Protocol of Understanding. The last presentation was made in June 2010, which has been ratified by the Provincial Energy Administration.

In addition, Ministerial Resolution No. 415/11, published on June 8, 2011, established a 9% average increase in rates. The Electricity Rate Schedules approved by this resolution are applicable as from June 1, 2011 and contemplate for the June-September period, the suspension of the application of the Seasonal Prices set forth by Resolution No. 1169/08 of the Energy Secretariat for residential customers whose consumption exceeds 1,000 kWh bimonthly as defined by Resolution No. 202/11 of that Secretariat.

Furthermore, the Infrastructure Ministry of the Province of Buenos Aires issued Resolution No. 463/11 pursuant to which the System for the Expansion of Networks of the Concession Agreement and the complementary regulations was supplemented and/or modified. With the issuance of such resolution, it is the Government’s intention to implement the Reimbursable Contributions System currently in place at the national level. At present, the necessary activities aimed at regulating such resolution and assessing its impact on EDEN S.A.’ regulatory economy are being carried out.

9.    FRAMEWORK AGREEMENT

The Addendum to the New Framework Agreement entered into by the Federal Government, the Government of the Province of Buenos Aires and the Company on June 18, 2009, which contemplates its renewal for periods of four years with the consent of the parties involved, expired on December 31, 2010. The purpose of the Framework Agreement is to establish the guidelines under which the Company is to supply electricity to low-income areas and shantytowns.

On July 22, 2011, the Company, together with EDESUR S.A. and EDELAP S.A., entered into an Addendum with the Federal Government and the Government of the Province of Buenos Aires, for the renewal for a term of four years of the New Framework Agreement that had been signed on October 6, 2003.

The renewal is yet to be approved by the Ministry of Federal Planning, Public Investment and Services. Nevertheless, the Company has continued supplying electricity to low-income areas and shantytowns and has submitted the information related to this consumption to control authorities, under the assumption that the Agreement will continue in full force and effect in the successive periods.

As of December 31, 2011 and 2010, balances with the Federal Government and the Government of the Province of Buenos Aires amount to 54,272 and 33,047, respectively (Notes 3.c, 3.u and 4.a).

With regard to the amount receivable that the Company had with the Province of Buenos Aires, in March 2010, the Company entered into a Payment Plan Agreement with the Government of that Province pursuant to which the Government of the Province of Buenos Aires verified and paid with Bonds for the Cancellation of Debts of the Province of Buenos Aires, the debt as of October 31, 2009 stated therein in the amount of 32,797. As of December 31, 2010, there is no outstanding balance for this concept (Note 4.a).

As of the date of issuance of these consolidated financial statements, the Company has made the corresponding presentations and is awaiting the extension of this Agreement. Furthermore, and following a criterion of prudence, the Company has decided to record an allowance in the amount of 28,600 for the electricity receivables accrued during the fiscal year 2011 until the administrative proceedings necessary for the aforementioned extension to come into effect are carried out by the different application authorities (Note 3.h and Note 31 Exhibit E).

10. CORPORATE NOTES AND LOANS

CORPORATE NOTES PROGRAM

On October 25, 2010, the Company issued Corporate Notes for a nominal value of USD 140 million. Furthermore, as a result of the exchange offer, the Company accepted and exchanged Class 7 Corporate Notes for a nominal value of USD 90,301,000, for Corporate Notes due 2022 for a nominal value of USD 90,301,000 and paid USD 9,532,000 in cash, including payments of accrued and unpaid premium and interest on Class 7 Corporate Notes; and accepted and purchased Class 7 Corporate Notes for a nominal value of USD 33,593,000, having paid USD 35,750,000, including the payment of accrued and unpaid interest on Class 7 Corporate Notes.

The new Class 9 Corporate Notes for a total amount of USD 230,301,000 have been issued at an issue price of 100% of the principal amount. The twelve-year term corporate notes accrue interest as from the date of issuance at a fixed rate of 9.75%, payable semiannually on October 25 and April 25 of each year. The first interest payment fell due on April 25, 2011. The principal will be amortized in a lump sum payment at maturity date in 2022. The Company has requested authorization for the listing of the Corporate Notes on the Buenos Aires Stock Exchange and admission for trading on the Mercado Abierto Electrónico S.A. (the OTC market of Argentina), as well as authorization for the listing of the Corporate Notes on the Luxembourg Stock Exchange and admission for trading on the Euro MTF Market, which is the alternative market of the Luxembourg Stock Exchange.

On April 26, 2011, the Company issued Corporate Notes for a nominal value of USD 69,699,000, thereby completing the total original amount of the series of up to USD 300 million.

The Company used the net proceeds from the sale of the Corporate Notes in these offers to refinance part of its short-term debt, finance the capital expenditures plan, and increase working capital.

Furthermore, in the first quarter of the fiscal year being reported, the Company purchased in successive operations, at market prices, “Class A floating rate par corporate notes” due in 2019, for a nominal value of USD 12,656,000. The result of this transaction as of December 31, 2011 has been disclosed in the Statement of Operations under Gain (Loss) from the purchase of notes.

Additionally, in the September-December 2011 period, the Company purchased in successive operations, at market prices, “Class 9 fixed rate par corporate notes” due in 2022, for a nominal value of USD 41,453,000. The result of this transaction as of December 31, 2011 has been disclosed in the Statement of Operations under Gain (Loss) from the purchase of notes.

Furthermore, the change in the debt maturity profile allowed the Company to have the necessary funds to be able to carry out the acquisitions of companies mentioned in Notes 27 and 28.

The Company’s debt structure as of December 31, 2011 and 2010 was comprised of the following Notes:

Debt issued in United States dollars:

		Debt	Debt		Debt	Balance	Balance
		structure	purchase	Issuance	structure	as of	as of .
Corporate		as of	as of Dec.	April 26,	as of	Dec. 31,	Dec 31,
Notes	Class	Dec. 31,	31, 2011	2011 (in	Dec. 31,	2011	2010
		2010 (in	(in	thousands	2011 (in	(Note	(Note
		thousands of	thousands	of USD)	thousands of	4.d)	4.d)
		USD)	of USD)		USD)
Floating Rate Par Note	A	12,656	(12,656)	0	0	0	50,318
Fixed Rate Par Note	7	24,760	0	0	24,760	106,567	98,446
Fixed Rate Par Note (1)	9	219,184	(41,453)	69,699	247,430	1,064,759	871,476
Total		256,600	(54,109)	69,699	272,190	1,171,326	1,020,240

As of December 31, 2011, Class 9 fixed rate par corporate notes held by the Company amount to USD 41,453 thousand.

(1) Net of issuance expenses.

Debt issued in Argentine pesos:

	Debt Structure (in thousands of pesos)
Corporate Notes	Class	As of Dec. 31, 2010 (Note 4.d)	As of Dec. 31, 2011 (Note 4.d)
Floating Rate Par Note	8	58,236	34,951
Total		58,236	34,951

The principal amortization schedule of the corporate notes debt, broken down by year of total debt, without considering possible adjustments, prepayments, redemptions or cancellations is detailed in the table below:

Year	Amount
2011	0
2012	23,285
2013	11,666
2014	0
2015	0
2016	0
2017	106,567
2018	0
2019	0
2020	0
2021	0
2022 (1)	1,064,759
1,206,277

(1) Net of issuance expenses.

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

- carrying out of transactions with shareholders or related companies;

- making certain payments (including, among others, dividends, purchases of Edenor’s common shares or payments on subordinated debt).

2) Suspension of Covenants

Certain negative covenants stipulated in the terms and conditions of the Corporate Notes will be suspended or adjusted if:

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

FINANCIAL LOANS

In August 2011, the Company took out a financial loan from Banco Ciudad for a principal amount of 5,800 accruing interest at an annual rate of 14.8% and falling due on February 6, 2012. Interest is paid on a monthly basis as from August 31, 2011. As of the closing date of these consolidated financial statements, the Company entered into an Addendum with Banco Ciudad pursuant to which the maturity date of the aforementioned loan is extended to February 2014.

Additionally, in March and June 2011, the Company took out loans from Banco de la Provincia de Buenos Aires for a total principal amount of 22,000 accruing interest at an annual rate of 14% and falling due in March 2012, May 2012 and June 2014, respectively. Interest is paid on a monthly basis.

As of December 31, 2011, the outstanding balance under the aforementioned loans amounts to 13,761.

Financing structure of Subsidiaries

The relevant information on the subsidiary companies’ financing structure is summarized below.

EMDERSA

f)	Loans

In July 2010, Banco Itaú Argentina S.A. and Standard Bank Argentina S.A. granted loans to Distribuidora Salta, Distribuidora San Luis and Distribuidora La Rioja, with the aim of facilitating the implementation of the syndication process of a medium-term credit facility in pesos, whose main purpose were the early repayment of the debt under the corporate notes.

The amount disbursed under these loans totaled 163,850. The aforementioned facility became part of a medium-term syndicated loan that is part of the debt refinancing of Distribuidora Salta, Distribuidora San Luis and Distribuidora La Rioja, and whose main terms and conditions were: final maturity in July 2013 and repayment of principal in quarterly payments as from January 2012, in accordance with the following amortization schedule:

Amortization of principal
Date	%	Date	%

January 2012	11	January 2013	11
April 2012	11	April 2013	15
July 2012	11	July 2013	30
October 2012	11

The medium-term facility, which amounted to 208,500, was finally agreed and fully disbursed on July 15, 2010. The banks comprising the group of lenders were: Standard Bank Argentina S.A., Banco Hipotecario S.A., Banco de Galicia y Buenos Aires S.A., Banco Ciudad de Buenos Aires and Banco Itaú Argentina S.A. The syndicated loans stipulate certain conditions, restrictions and covenants which are to be assumed and complied with by the company.

The funds granted to Distribuidora La Rioja for an amount equivalent to 21,200 have been allocated to three time deposits in charge of the agent of the syndicated loan (Standard Bank Argentina S.A.).

During the term of this financing, EMDERSA as well as Distribuidora Salta, Distribuidora La Rioja and Distribuidora San Luis are required to comply, in each case and among other covenants, with the following ratios in accordance with their respective financial statements:

▪   The ratio of Consolidated Financial Debt-to-Consolidated EBIDTA must be lower than or equal to:

-	EMDERSA: 2.25
-	Distribuidora Salta: 3.25
-	Distribuidora La Rioja: 2.40
-	Distribuidora San Luis: 1.50

▪   The ratio of Consolidated EBIDTA-to-Consolidated Financial Expense must be higher than or equal to:

-	EMDERSA: 3.00
-	Distribuidora Salta: 1.80
-	Distribuidora La Rioja: 2.00
-	Distribuidora San Luis: 3.00

On March 4, 2011, date on which Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) acquired the majority shareholding in EMDERSA, EDENOR disbursed a loan for 200,000 falling due on April 30, 2011 and accruing interest at an annual rate of 16%, which was applied, among other things, to the early repayment of 119,888 under the syndicated loan, plus interest accrued and applicable taxes as of that date for 5,913, with the remaining balance being applied to the repayment of a short-term bank debt.

On April 29, 2011, the Company refinanced the loans granted to EMDERSA’s subsidiary distribution companies for 31,178 in the case of Distribuidora La Rioja, 131,319 in the case of Distribuidora Salta and 37,502 in the case of Distribuidora San Luis, at an annual rate of 16% on each of them, with interest falling due semi-annually on October 31, 2011 and April 30, 2012 and principal falling due in its entirety on the latter date.

The financing conditions are in accordance with those usually obtained in the market for this type of transactions.

On October 25, 2011, by virtue of the corporate reorganization, Distribuidora San Luis repaid the debt with the Company for an amount of 37,503, which comprised principal, compensatory interest, commissions, expenses and other concepts applicable thereto (Notes 27 and 28).

With regard to the proposal made to the banks concerning the early repayment of the syndicated loan, it was proposed that the allocation of funds as stipulated in the original proposal be modified, and that the early repaid principal amounts be applied to the first principal due dates instead of applying them to the final maturities of the loan. Accordingly, the remaining maturities of this debt are, at present, the following:

Date	Amount

April 15, 2013	26,062
July 15, 2013	62,550

Between October 17 and October 25, 2011, an amount of 4,842 corresponding to the fifth period of interest on the syndicated loan was paid, which makes a total of 26,766 during the current year.

Furthermore, on October 25, 2011 Distribuidora San Luis made an early repayment of the outstanding balance of the syndicated loan received on July 15, 2010, for an amount of 20,400 plus interest accrued and applicable taxes as of that date.

Both early repayments were made with funds disbursed under a new four-year-term syndicated loan for 60,000 granted to Distribuidora San Luis on October 25, 2011. Interest will be paid quarterly and principal will be amortized in semi-annual and consecutive installments of 7,500 each, with the first installment falling due on April 25, 2012 and the last one on October 25, 2015. The banks comprising the group of lenders are Banco Itaú Argentina S.A., Standard Bank Argentina S.A. and Banco Ciudad de Buenos Aires.

During the term of this financing, Distribuidora San Luis is required to comply, among other covenants, with the following ratios in accordance with its financial statements:

▪	The financial debt-to-EBITDA ratio must be lower than or equal to 1.50
▪	The EBITDA-to-financial expense ratio must be higher than or equal to 3.00

At the date of these consolidated financial statements, the Company and its subsidiaries are in complice with all its debt covenants.

g)	Class IV and Class V Corporate Notes

The Boards of Directors of Distribuidora Salta and Distribuidora La Rioja, at their meetings of September 17, 2010, authorized in each case, the issuance of a new class of Corporate Notes for a principal amount of up to 20,000 (the “Class IV and Class V Corporate Notes”, respectively) for each of them. This placement is subject to compliance with the Public Offering Program for the Issuance of Medium-Term Debt Guaranteed by EMDERSA, authorized by Resolution No. 15,433, issued by the CNV on July 27, 2006.

On October 29, 2010, the CNV authorized both for Distribuidora Salta and Distribuidora La Rioja, the placement of the Class IV Corporate Notes for an amount of 15,000, which could be increased to 20,000.

The term for the placement of those instruments came to an end on November 5, 2010. Due to the result obtained, it was resolved that the issuance of Class IV and Class V Corporate Notes be made for a Nominal Value of 15,200, in each case, and that the issuance and payment date be November 10, 2010. The principal will be amortized quarterly, in four equal and consecutive payments as from August 10, 2011.

In accordance with the terms and conditions of the Class IV and Class V Corporate Notes, those companies paid (i) interest accrued in the period commenced August 10, 2011 and ended November 9, 2011 for an amount of 1,059, at an annual interest rate of 18%, which makes a total of 4,576 during the current fiscal year, and (ii) two principal amortization coupons corresponding to 50% thereof, for an amount of 15,200.

Furthermore, on October 18, 2011 and December 1, 2011, the Shareholders’ Meetings of Distribuidora Salta and Distribuidora La Rioja approved a Global Program for the issuance of Corporate Notes for an amount of up to USD 200,000,000 and 50,000,000, respectively, whose term will be five years to commence as from the date of its approval by the National Securities Commission (CNV).

In the case of Distribuidora Salta, the creation of the program was authorized by Resolution No. 16,702 of the CNV dated December 14, 2011. Distribuidora Salta initiated the placement process of the Class I – Series I Simple Corporate Notes (non convertible into shares) for a nominal value of up to USD 65,000,000.

Due to the unfavorable conditions of the international financial markets, on February 17, 2012, Distribuidora Salta suspended the subscription period of the aforementioned corporate notes, as well as the placement and issuance thereof.

AESEBA

Loans

On March 4, 2011, EDEN S.A. made an early repayment of the balance outstanding as of that date under the financial loan granted by Standard Bank Argentina S.A. and HSBC Argentina S.A. Such repayment was made with the Distribution Company’s own funds and the proceeds of a loan in local currency for 80,000 granted as of that date to EDEN S.A. by the Company. As stipulated in the loan agreement, the loan accrues compensatory interest at an annual nominal rate of 16% and both principal and interest are to be fully paid at maturity, which took place on April 30, 2011.

On April 29, 2011, EDEN S.A. and the Company agreed to extend the maturity date of the loan to April 30, 2012, having paid at that time interest accrued as of April 30, 2011 for 1,999. Additionally, the new agreement stipulates that interest will be paid semi-annually in arrears, with the first installment falling due on October 31, 2011.

Furthermore, on November 3, 2011, EDEN S.A. entered into an agreement with the Company for the granting of a USD 3,100,000 one-year term loan to be applied to the settlement of the debt with the management operator. As stipulated in the agreement, the loan accrues compensatory interest at an annual nominal rate of 8.5% payable quarterly, with principal falling due at maturity.

11. DERIVATIVE FINANCIAL INSTRUMENTS

a) Corporate Notes – Cash flows swap

In November 2010, the Company carried out a transaction with a derivative financial instrument with JP Morgan Chase Bank NA with the aim of hedging the foreign currency exchange rate of the cash flows and derivatives of interest payment transactions.

This instrument provides an economic and financial hedge of the amounts in foreign currency that the Company must pay on the interest payment dates of its financial debt –Class 9 Fixed Rate Corporate Notes (Note10)-, falling due on April 25, 2011, October 25, 2011, April 25, 2012 and October 25, 2012, in the event of fluctuations in foreign currency exchange rates.

Additionally, in April 2011, the Company carried out a transaction with a derivative financial instrument with Deutsche Bank S.A. with the aim of hedging the foreign currency exchange rate of the cash flows and derivatives of interest payment transactions arising from the new issue of Class 9 fixed rate corporate notes for up to USD 69,699,000 (Note 10), payable on October 25, 2011, April 25, 2012 and October 25, 2012.

For their recording in the accounting the Company has followed the provisions of Technical Resolution No. 18 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), which requires that derivative instruments be recorded at their net realizable value or settlement value, depending on whether they have been classified as assets or liabilities, with a contra-account in the financial gains or losses for the year.

As of December 31, 2011 and 2010, the economic impact of these transactions resulted in a loss of 2,399 and 7.253, respectively, which has been recorded in the Financial income (expense) and holding gains (losses) generated by liabilities account of the Statement of Operations under Exchange difference.

b) Forward and Futures Contracts

During the years ended December 31, 2011, 2010 and 2009, the Company entered into forward and futures contracts with the aim of using them as economic instruments in order to mitigate the risk generated by the fluctuations in the US dollar rate of exchange.

As of December 31, 2011, 2010 and 2009, the economic impact of these transactions resulted in a gain of 179, a loss of 14,831 and a loss of 12,266, respectively, which have been recorded in the Financial income (expense) and holding gains (losses) generated by assets account of the Statement of Operations under Holding loss.

As of December 31, 2011 and 2010, the aforementioned transactions were fully settled.

12. RESTRICTED ASSETS OF SUBSIDIARIES

a. Assets used in the provision of the public service

In accordance with the concession agreement, neither EMDERSA nor its subsidiaries may pledge the assets used in the provision of the public service or grant any other security interest thereon in favor of third parties, without prejudice to their right to freely dispose of those assets which in the future may become inadequate or unnecessary for such purpose. This prohibition does not apply in the case of security interests granted over an asset at the time of its acquisition and/or construction to secure payment of the purchase price and/or installation.

b. Guarantees - Distribuidora Salta, San Luis, La Rioja, ESED

The holders of ESED’s class "A" shares may only modify their interest or sell their shares with the ENRESP’s authorization. Additionally, and as stipulated in the concession agreement, all the class "A" shares have been pledged in favor of the Province of Salta as security for the performance of the obligations assumed by the Distribution Company. The shares will be pledged during the entire term of the concession, and will continue to be pledged in the successive transfers of the majority shareholding. Should ESED fail to comply with any of the obligations assumed in the concession agreement, the Provincial Government may foreclose the pledge, by selling the shares in a Public Bid.

Furthermore, the Class "A" shares, representing 51% of the capital stock of Distribuidora Salta, Distribuidora San Luis and Distribuidora La Rioja have been pledged in favor of the Grantors of the Concessions as security for the performance of the obligations assumed in the Concession Agreements.

c. Frozen funds - Distribuidora Salta

As of December 31, 2011 and 2010, Distribuidora Salta’s funds that have been frozen as a consequence of attachment orders, amount to 35 and 82, respectively.

13. OBLIGATIONS AND RESTRICTIONS ARISING FROM THE PRIVATIZATION

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

In addition, the Class “A” shares will be pledged during the entire term of the concession as security for the performance of the obligations assumed under the Concession Agreement.

Additionally, in connection with the issuance of Corporate Notes (Note 10), EASA is required to be the beneficial owner and owner of record of not less than 51% of EDENOR’s issued, voting and outstanding shares.

Section ten of the Adjustment Agreement signed with the Grantor of the Concession and ratified by Decree No. 1957/06 stipulates that from the signing of the agreement through the end of the Contractual Transition Period, the majority shareholders may not modify their ownership interest nor sell their shares.

Furthermore, in accordance with the restructuring of the totality of EASA’s financial debt that ended on July 19, 2006, if EASA did not comply with its payment obligations under the new debt, its creditors could obtain an attachment order against the Company’s Class A shares held by EASA, and, consequently, the Argentine Government would be entitled, as stipulated in the concession agreement, to foreclose on the pledged shares, with an adverse effect on the results of its operations.

14. TARIFF STRUCTURE REVIEW

Review of the Company Tariff Structure (RTI) - Cost Monitoring Mechanism (MMC) - PUREE – Electricity rate schedules

Review of the Company Tariff Structure (RTI)

On July 30, 2008, the National Energy Secretariat issued Resolution No. 865/2008 which modifies Resolution No. 434/2007 and establishes that the electricity rate schedule resulting from the Review of the Company Tariff Structure (RTI) will go into effect in February 2009. As of the date of issuance of these consolidated financial statements, no resolution has been issued concerning the application of the electricity rate schedule resulting from such process.

With regard to the commencement of the Review of the Tariff Structure, the ENRE has begun this process, and, on November 12, 2009, the Company submitted its revenue requirements proposal for the new period, which included the grounds and criteria based on which the request is made.

By Note No. 91,241, notified to the Company on December 18, 2009, the ENRE requested that the Company submit the technical rate schedules resulting from the preparation of its proposal, which have been duly submitted.

Program for the Rational Use of Electric Power (PUREE), Cost Monitoring Mechanism (MMC)

On October 4, 2007 the Official Gazette published Resolution No. 1037/2007 of the National Energy Secretariat which established that the amounts receivable that the Company maintains in the Trade receivables account as Unbilled –National Fund of Electricity, for “Quarterly Adjustment Coefficient of the National Fund of Electricity” (section 1 of Law No. 25,957) for 3,353 and 3,437 as of December 31, 2011 and 2010, respectively (Note 4.a) as well as the amounts corresponding to the Cost Monitoring Mechanism (MMC) for the period May 2006 through April 2007 (Note 8.c items b and c) be deducted from the funds resulting from the difference between surcharges billed and discounts made to customers, resulting from the implementation of the Program for the Rational Use of Electric Power (PUREE), until their transfer to the tariff is granted by the regulatory authority. On October 25, 2007 the ENRE issued Resolution No. 710/2007 which approved the aforementioned MMC compensation mechanism.

By Note No. 1383 dated November 26, 2008 of the National Energy Secretariat, the ENRE was instructed to consider the earmarking of the funds deriving from the application of the MMC corresponding to the period May 2007 through October 2007 whose recognition was pending, and to allow that such funds be deducted from the excess funds deriving from the application of the PUREE, in accordance with the provisions of Resolution No. 1037/2007 of the National Energy Secretariat. The MMC adjustment for the period May 2007 through October 2007, applicable as from November 1, 2007, is 7.56% and amounted to 45,531 (Note 4.a).

Additionally, as of December 31, 2011, the Company has submitted to the ENRE the MMC adjustment requests, in accordance with the following detail:

Assessment Period	Application Date	MMC Adjustment
November 2007 - April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 - April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%
November 2009 – April 2010	May 2010	7.103%
May 2010 – October 2010	November 2010	7.240%
November 2010 – April 2011	May 2011	6.104%
May 2011 – October 2011	November 2011	7.721%

As of the date of issuance of these consolidated financial statements, the aforementioned adjustments as well as the basis for their application are pending approval by the ENRE, for which reason the Company is unable to reasonably estimate the amount of the submitted requests. Therefore, no amount receivable for this concept has been recorded by the Company in these consolidated financial statements until approval is granted by the control authorities.

Furthermore, the necessary steps to regularize the situation are being taken in order to restore the economic and financial equation of the business, in view of the increase recorded in operating costs.

As of December 31, 2011 and 2010 liabilities generated by the excess funds deriving from the application of the PUREE, amount to 867,088 and 529,097 respectively, and have been disclosed in the Other Non-Current Liabilities account (Note 4.g). This increase in liabilities is due to the fact that the Company was allowed to keep such funds (Resolution No. 1037/07 of the Energy Secretariat) in order to cover the MMC increases not transferred to the tariff, as previously described.

Electricity rate schedules

On July 31, 2008, the ENRE issued Resolution No. 324/2008 which approves the values of the Company’s electricity rate schedule that contemplated the partial application of the adjustments corresponding to the Cost Monitoring Mechanism (MMC) and their transfer to the tariff. The aforementioned electricity rate schedule increased the Company’s distribution added value by 17.9% and has been applied to consumption recorded as from July 1, 2008. Therefore, the increase in rates for final users has ranged from 0% to 30%, on average, depending on consumption.

Furthermore, on October 31, 2008, the National Energy Secretariat issued Resolution No. 1169/2008 which approved the new seasonal reference prices of power and energy in the Wholesale Electricity Market (MEM). Consequently, the ENRE issued Resolution No. 628/2008 which approved the values of the electricity rate schedule to be applied as from October 1, 2008.

The aforementioned electricity rate schedule included the transfer of the increase in the seasonal energy price to tariffs, with the aim of reducing Federal Government grants to the electricity sector, without increasing the Company’s distribution added value.

By Resolution No. 202/2011, the National Energy Secretariat approved the winter scheduling for the Wholesale Electricity Market (MEM) for the period May 1 – October 31, 2011. Therefore, considering the level of electricity consumption during winter and with the aim of not negatively affecting user payment capacity, the National Energy Secretariat resolved to suspend the application of sections 6, 7, and 8 of its Resolution No. 1169/2008 from June 1, 2011 through September 30, 2011. It must be pointed out that this procedure had been previously implemented by the National Energy Secretariat in 2009 and in 2010 by its Resolutions Nos. 652/2009 and 347/10, respectively, which, at that time, gave rise to the issuance of Resolutions Nos. 433/2009 and 294/10 of the ENRE, ratified for this year by Resolution No. 202/11 of the Energy Secretariat.

On November 7, 2011, the Energy Secretariat issued Resolution No. 1301/11, which established the summer scheduling, eliminating government grants to certain economic activities, which, in accordance with the provisions of the Resolution, are in condition to pay the actual cost that needs to be incurred for being supplied with their demand for electricity. The removal of government grants has been extended to residential customers, who were classified by geographical areas and type of residence. The modification related only to electricity purchase prices in the Wholesale Electricity Market, for which reason the Company’s VAD (Distribution Added Value) remained practically unchanged.

Like in previous years, Resolution No. 1037/07 of the Energy Secretariat, ratified by Note No. 1383/08 of that Secretariat, continued to produce effects. The aforementioned resolution modified the earmarking of the funds resulting from the application of the Program for the Rational Use of Electric Power (“PUREE”), being it possible to deduct therefrom a) the amounts paid by the Company as Quarterly Adjustment Coefficient (“CAT”) implemented by Section 1 of Law No. 25,957, to calculate the total value of the National Fund of Electricity (FNEE); and b) the amounts corresponding to the electricity rates adjustments due to the application of the Cost Monitoring Mechanism (“MMC”) established in the Adjustment Agreement, until the transfer to the tariff of any of the aforementioned concepts, as applicable, is recognized.

The relevant information on both the Review of the subsidiary companies’ Tariff Structure and the Adjustment for increases recorded in the subsidiaries’ costs is summarized below.

a. Distribuidora Salta - EDESA S.A. - ESED S.A.

EDESA S.A.

By Resolution No. 74/01, the Public Services Regulatory Agency of Salta (ENRESP) established that due to the lack of sufficient elements to approve a new Tariff Structure and Electricity Rate Schedule that could go into effect in the contemplated date, the tariff structure, the electricity rate schedule and the general conditions for the electricity distribution service in Salta, included in the Concession Agreement, would continue to be temporarily in effect.

The review of the tariff structure was affected by the provisions of Law No. 25,561 and Decrees Nos. 214 and 260 of the Federal Government.

Furthermore, the Public Services Regulatory Agency of Salta (ENRESP) issued Resolution No. 160/06, which established the creation of a "reference indicator" that allows the Distribution Company to request the readjustment of rate values if the variation recorded in such indicator exceeds 5%. The transfer to the electricity rate will only take place after the approval of the ENRESP, as long as the Distribution Company has submitted a well-grounded presentation, demonstrating the real increase recorded in its costs as a consequence of inflation. On the contrary, if the indicator shows a negative result of more than 5%, the ENRESP will be entitled to analyze and adjust the rates accordingly.

In April 2011, EDESA S.A. submitted to the ENRESP a new proposal for the adjustment of electricity rates.

On June 16, 2011, by Resolution No. 533/11, issued within the framework of the provisions of Resolution No. 160/06, the ENRESP authorized a 19.7% adjustment in Distribuidora Salta’s average sale rate for all customer categories, applicable as from the June 2011 electricity rate schedule.

Additionally, Distribuidora Salta and the ENRESP are currently conducting the studies necessary for the Five-yearly Review of the Electricity Rate Schedule, which is estimated to be concluded in the first months of 2012 by a public hearing.

By note No. 8752/11, the Energy Secretariat established that any rate increase from the rate values corresponding to November 2011 applicable to final users of distribution agents and/or suppliers of the public service of electric power distribution, is to be regarded as a component of the wholesale purchase cost of the distribution agent and/or supplier of the public service of electric power distribution.

ESED S.A.

During the fiscal year 2005, the ENRESP approved Resolutions Nos. 126/05 and 280/05 which established a new electricity rate schedule, the quality regulations of the technical service and the system of government grants applicable to ESED’s users.

The studies for the five-yearly review of the electricity rate schedule for the year 2010 were submitted to the ENRESP in September 2010. Additional information was subsequently submitted at the ENRESP’s request. As of December 31, 2011, the review process is still in progress. In addition, the possibility of a government grant on the electricity rates as recognition of greater costs is currently being analyzed.

b. Distribuidora La Rioja –EDELAR S.A.

Due to the fact that the increases recorded in the Distribution Company’s costs exceeded the conditions stipulated in the Memorandum of Understanding for the Readjustment of the Agreement for the Provision of the Public Service of Electricity Distribution signed with the Government of the Province of La Rioja and ratified by the Governor through Decree FEP No. 2318/08, in February 2011, the Distribution Company submitted Note GPRR No. 0110/11 with the supporting documentation of the greater costs borne by EDELAR S.A.

By Note No. 236 of the EUCOP dated March 28, 2011, the Board of the Control Authority rejected the distribution company’s request. Therefore, on April 11, 2011 by Note GPRR No. 0258/2011 addressed to the EUCOP, EDELAR S.A. requested that such decision be reconsidered.

c. Distribuidora San Luis –EDESAL S.A.

In 2009 and 2010, the Distribution Company submitted to the Provincial Electric Power Regulatory Commission (CRPEE) of San Luis, technical studies with the updated recalculation of the Distribution Added Value and load curves to support the request of the Overall Electricity Rate Review.

On June 15, 2011, the Ministry of Public Works and Infrastructure issued Resolution No. 597-MOPeI-2011 whereby it approved an Electricity Rate Schedule, which resulted in an average increase of approximately 9% applicable as from June 1, 2011, and an investment plan to be carried out.

d. Distribuidora de Energía Norte -EDEN S.A.

During the year ended December 31, 2010, EDEN continued to submit information on the updated values of the Operative Costs Sample as well as on the valuation of the assets available for the rendering of service, as stipulated in caption 4.4 of Section 4 of the Protocol of Understanding. The last presentation was made in June 2010, which has been ratified by the Provincial Energy Administration.

15. FINES OF THE ELECTRIC POWER CONTROL AUTHORITY OF THE PROVINCE OF BUENOS AIRES (“OCEBA”)

On November 1, 2007, the Ministry of Infrastructure, Housing and Public Services of the Province of Buenos Aires published Resolution No. 508, whereby electricity distribution companies holding provincial and municipal concessions are authorized to “set aside” from the book account created by section 2 of Decree No. 2088/02, the balances existing therein as of January 15, 2007, which is the date on which Decrees Nos. 3192/06 and 3273/06 (which approves the Addendum duly signed by and between the Ministry of Infrastructure, Housing and Public Services and EDEN S.A.), came into effect. However, certain specific definitions of the Differential Quality System contemplated in the Protocol of Understanding, concerning the way in which such withdrawal will operate, are pending.

On February 5, 2009, the Ministry of Infrastructure, Housing and Public Services of the Province of Buenos Aires published Resolution No. 61, pursuant to which the withdrawal of the balances from the account created by section 2 of Decree No. 2088/02 is extended to any pecuniary penalty imposed by the OCEBA to provincial or municipal electricity distribution companies, whenever the fact or cause that gave rise to the penalty occurred prior to and including March 31, 2007.

Resolution No. 61 also states that the Differential Quality System contemplated in section 5 of the Protocols of Understanding is to be implemented as from March 31, 2007 on a temporary basis, until the overall electricity rate review contemplated in section 6 of Decree No. 1578/08 is approved by the Provincial Government. Additionally, the aforementioned resolution establishes that the Provincial Energy Administration shall inform the OCEBA the technical coefficients necessary for the calculation of net penalty amounts. In this regard, distribution companies shall submit to the OCEBA investment plans aimed at improving the quality of the technical service, for amounts equal to the amounts resulting from the application of such coefficients to the balances accumulated as from March 31, 2007 in the account created by section 2 of Decree 2088/02.

Consequently, EDEN S.A. ser aside the fines accumulated in the account created by section 2 of Decree 2088/02 until March 31, 2007 and began, as from such date, to record an accrual for OCEBA’s penalties, applying the coefficients informed by the Provincial Energy Administration.

The balance of the accrual, which amounts to 10,333 as of December 31, 2011, has been disclosed in the Other liabilities account (Note 4.g).

16. LEGAL ACTIONS

a) Legal action brought by the National Ombudsman

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

Against this decision, the Company filed an extraordinary federal appeal (“Recurso Extraordinario Federal”), which was also rejected by the appellate court hearing the case.

On July 29, 2009 the Company answered the summons as a third-party defendant.

As a final recourse, on December 7, 2009, the Company filed an appeal (“Queja por Recurso denegado”) to the Federal Supreme Court requesting that the extraordinary appeal rejected by the Appellate Court be sustained. The appeal (“Queja por Recurso denegado”) is currently being analyzed by the Supreme Court.

Therefore, no accrual has been recorded for these claims as the Company’s management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position.

b) Legal action brought by Consumidores libres Coop. Ltda. de provisión de servicios de acción comunitaria

On October 26, 2009, notice of the complaint “CONSUMIDORES LIBRES COOP. LTADA. DE PROVISIÓN DE SERVICIOS DE ACCIÓN COMUNITARIA VS Federal Government – National Energy Secretariat – ENRE, proceedings for the determination of a claim” was served upon the Company. The complaint was filed by two consumer associations: CONSUMIDORES LIBRES COOP. LTADA. DE PROVISIÓN DE SERVICIOS DE ACCIÓN COMUNITARIA and the UNIÓN DE USUARIOS Y CONSUMIDORES against the Federal Government, the ENRE, EDESUR, EDELAP and EDENOR, and is pending in the National Court of Original Jurisdiction in Contentious and Administrative Federal Matters Number 8. In accordance with the terms of the complaint, the associations for the defense of consumer rights, ADDUC and UNIÓN DE USUARIOS Y CONSUMIDORES EN DEFENSA DE SUS DERECHOS, have joined the complaint.

The remedies sought in the complaint are as follow:

a) That all the last resolutions concerning electricity rates issued by the ENRE and the National Energy Secretariat be declared null and unconstitutional, and, in consequence whereof, that the amounts billed by virtue of these resolutions be refunded.

b) That all the defendants be under the obligation to carry out the Review of the Tariff Structure (RTI).

c) That the resolutions issued by the Energy Secretariat that extend the transition period of the Adjustment Agreement be declared null and unconstitutional.

d) That the defendants be ordered to carry out the sale process, through an international public bidding, of the class "A" shares, due to the fact that the Management Period of the Concession Agreement is considered over.

e) That the resolutions as well as any act performed by a governmental authority that modifies contractual renegotiations be declared null and unconstitutional.

f) That the resolutions that extend the management periods contemplated in the Concession Agreement be declared null and unconstitutional.

g) Subsidiarily, should the main claim be rejected, that the defendants be ordered to bill all customers on a bimonthly basis.

Additionally, it is requested that a precautionary measure be issued with the aim of suspending the rate hikes established in the resolutions being questioned by the plaintiff. Subsidiarily, it is requested that the application of the referred to resolutions be partially suspended. Finally, it is requested that the application authority be ordered not to issue new increases other than those resulting from the Review of the Tariff Structure process. The Court has neither granted nor rejected that which has been requested. In addition, and with regard to the main cause, it has been answered by the Company within the term and under the formalities prescribed by law.

With reference to that which has been previously mentioned, the objected to rate increases, with the exception of the one granted by Resolution No. 324/08 of the ENRE, do not have a direct impact on the distribution added value, inasmuch as they are the result of the transfer to the tariff of the higher generation costs ordered by the Grantor of the Concession. These generation increases are effective for the Company within the pass-through mechanism in the tariff.

On February 11, 2010 the Court hearing the case decided to turn into ordinary the proceeding that had been brought as an extraordinary summary proceeding, thus extending the time periods involved in the process. With regard to the provisional relief sought, on that date, the court ordered the carrying out of actions to add and clarify existing evidence, prior to taking any decision thereon.

Within the contemplated legal time period, the Company answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The remaining co-defendants have already answered the notice of the complaint served upon them. As of the date of preparation of these consolidated financial statements, no decision has been made by the Court hearing the case concerning the Company’s request that CAMMESA be summoned as a third-party defendant. The Federal Government has answered the complaint filed against it within the term granted for such purpose.

Therefore, no accrual has been recorded for these claims as the Company’s management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position.

c) Legal action brought by Consumidores financieros Asociación civil para su defensa

On March 31, 2010, notice of the complaint “CONSUMIDORES FINANCIEROS ASOCIACIÓN CIVIL PARA SU DEFENSA vs. EDENOR S.A – EDESUR S.A for BREACH OF AGREEMENT” – National Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 15, was served upon the Company.

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

On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. These pleadings were made available to the plaintiff. Having this procedural step been complied with, as from June 16, 2010 the proceedings are yet to be resolved.

Therefore, no accrual has been recorded for these claims as the Company’s management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position.

d) Legal action brought by the Unión de Usuarios y consumidores

On December 9, 2009, notice of the complaint “UNION DE USUARIOS Y CONSUMIDORES VS FEDERAL GOVERNMENT DECREE 1957/06 (RESOLUTION 51/07 OF THE ENRE - EDENOR) AND OTHERS, PROCEEDINGS FOR THE DETERMINATION OF A CLAIM” was served upon the Company. The complaint, filed by the association for the defense of consumer rights Unión de Usuarios y Consumidores against the Federal Government and Edenor, is pending in National Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 12, Clerks’ Office No. 23.

The remedies sought in the complaint are as follow:

a) that clause 4.6 and related clauses of Appendix I of the Adjustment Agreement be revoked, inasmuch as they establish that the rate increase will be retroactive;

b) that Resolution No. 51/07 of the ENRE be nullified inasmuch as it authorizes the retroactive increase of rates in favor of the Company;

c) that Edenor be ordered to reimburse customers all the amounts paid as retroactive rate increase for the period of November 1, 2005 through January 31, 2007;

d) that the reimbursement be implemented through a credit in favor of customers.

The Company answered the complaint on December 9, 2009.

The judgment sustaining the complaint was entered on November 11, 2010.

An appeal with a stay of execution was filed on November 25, 2010. On December 2, 2010, the Court upheld the Company and the Federal Government’s petition granting the appeal with a stay of execution, which means that the court ruling will not be carried out until the appeal is resolved by the higher court.

On December 13, 2010, the Company formally submitted to the Court of Original Jurisdiction the written bases of the appeal concerning the merits of the case upon which judgment had been rendered. Appellate Court in Contentious and Administrative Federal Matters No. V will hear the case.

By resolution issued on June 1, 2011, the Court of Appeals in Contentious and Administrative Federal Matters No. V, supporting the Company‘s arguments, ordered that the lower court decision be nullified as to the merits of the case. Against such decision, the Unión de Usuarios y Consumidores filed an extraordinary federal appeal (“Recurso Extraordinario Federal”) which was granted on November 3, 2011. The proceedings will be taken to the Supreme Court.

Therefore, no accrual has been recorded for these claims as the Company’s management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position.

e) Legal action brought by the Company (“EDENOR S.A VS RESOLUTION NO. 32/11 OF THE ENRE”)

By this action, the Company challenges such resolution, which – within the framework of the power cuts occurred between December 20 and December 30, 2010 – established the following:

-	That the Company be fined in the amount of 750 due to lack of compliance with the obligations arising from Section 25) sub-sections a, f and g of the Concession Agreement and Section 27 of Law No. 24,065.
-	That the Company be fined in the amount of 375 due to lack of compliance with the obligations arising from Section 25 of the Concession Agreement and Resolution No. 905/1999 of the ENRE.
-	That Company customers be paid as compensation for the power cuts suffered the following amounts: 180 to each small-demand residential customer who suffered power cuts that lasted more than 12 continuous hours, 350 to those who suffered power cuts that lasted more than 24 continuous hours, and 450 to those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customers’ facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

The direct appeal is pending in Appellate Court in Contentious and Administrative Federal Matters No. I.

Prior to the merits phase, the Company filed –with the same Court No. I – a petition for the granting of a precautionary measure, aimed at suspending the application of Resolution No. 32/11 until a decision on the direct appeal is issued.

On March 23, 2011, the Court hearing the case, resolved to suspend the effects of Sections 3 and 9 of Resolution No. 32/11 of the ENRE (filing of documentation showing compliance with payment of the amounts imposed), until a decision on the precautionary measure is rendered.

Against this decision, the ENRE filed a post-judgment motion for reversal (“recurso de reposición”) which was rejected in all its terms.

On April 28, 2011, the Court rejected the precautionary measure petition filed by this Company. Against this decision, the Company filed an extraordinary federal appeal (“Recurso Extraordinario Federal”), which –after having been made available to the ENRE- was dismissed.

On July 8, 2011, the Company requested that the substance of the case be served on the ENRE, which is taking place as of the date of issuance of these consolidated financial statements.

On October 28, 2011, the Company filed an appeal (“Queja por Recurso Denegado”) to the Federal Supreme Court requesting that the rejected extraordinary federal appeal be sustained.

As of the end of the year ended December 31, 2011, liabilities accrued in relation to the aforementioned compensations amount to 25,303 (Note 4.g).

f) Legal action brought by ASOCIACIÓN DE DEFENSA DE DERECHOS DE USUARIOS Y CONSUMIDORES – ADDUC

The purpose of this ordinary action brought by ADDUC is that the Company be ordered to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law No. 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity had been stipulated – their unconstitutional nature – as well as the reimbursement of interest amounts illegally collected from users of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the value added tax (VAT) and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

On November 11, 2011, the Company answered the complaint and filed a motion to dismiss for both lack of standing (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit (“litispendencia”), requesting, at such opportunity, that a summons be served upon the ENRE as a third-party defendant. These pleadings were made available to the plaintiff.

Therefore, no accrual has been recorded for these claims as the Company’s management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position.

The relevant information on the subsidiary companies’ legal actions is summarized below.

TAX CONTINGENCY - DISTRIBUIDORA SAN LUIS

By Resolution No. 127 dated November 30, 2000, the Federal Administration of Public Revenues (AFIP) challenged the Value Added Tax (VAT) returns for the January 1994 - October 1999 fiscal periods and determined through a sua sponte assessment the tax for such periods, claiming the payment of the differences which, as of December 31, 2011 and 2010 amounted to approximately 26,271 and 24,733, respectively. Such amounts include interest accrued through the closing date of the financial statements as well as fines.

The origin of the claim is that the AFIP believes that the “Municipal Tax” that Distribuidora San Luis collected from its customers on behalf of the Municipalities is part of the VAT taxable base as it is included in the price of the electric power delivered, whereas in the opinion of Distribuidora San Luis it is exactly the opposite.

On December 27, 2000, Distribuidora San Luis filed an appeal against the sua sponte assessment made by the AFIP with the Federal Tax Court, whose decision, rendered on November 27, 2002, agreed with the AFIP’s criterion. On February 12, 2003, Distribuidora San Luis appealed the decision before the Federal Court of Appeals, which, on September 19, 2006 pronounced judgment in favor of the Distribution Company, although it imposed court costs on both parties. Finally, Distribuidora San Luis filed an extraordinary appeal requesting that the court costs be entirely imposed on the AFIP. The tax authorities, in turn, filed an ordinary and an extraordinary appeal against judgment rendered with the Supreme Court. On December 29, 2011, the Supreme Court rendered judgment supporting the criterion adopted by Distribuidora San Luis, thus resolving that the appeal filed by the tax authorities against the Appellate Court’s decision be dismissed and that the AFIP be held liable for court costs.

Furthermore, the AFIP carried out similar reviews for subsequent periods. In this regard, and with the same arguments, the tax authorities claimed, in a first stage, tax differences for approximately 4,980 for the periods between November 1999 and January 2001, and subsequently 7,457 for the periods between February 2001 and March 2003. Also, in May 2010, it made a new adjustment in the amount of 6,038 for the periods between May 2003 and December 2004. All the reported amounts include interest accrued through the date of these consolidated financial statements as well as fines. In each case, the Distribution Company has rejected the assessments made by the AFIP and filed an appeal with the Federal Tax Court, which is awaiting resolution by the administrative authority.

In December 2011, Distribuidora San Luis filed a brief with the Federal Tax Court in connection with those proceedings, informing about the Supreme Court’s decision that supports the criterion adopted by the Distribution Company, as described in the preceding paragraph.

Additionally, on December 23, 2011, Distribuidora San Luis was notified of a sua sponte assessment resolution concerning Income Tax for the 2002 - 2006 fiscal periods, pursuant to which the AFIP claims payment of differences arising from (i) the application of the provisions of section 73 of the Income Tax Law and section 103 of its Regulatory Decree to transactions carried out by Distribuidora San Luis according to which loans were granted to related companies (presumed interest), and (ii) the objection to the expense related to the recording in the accounting of “service quality fines”. The tax differences involved amount to approximately 12,275, including interest and fines accrued through the date of these consolidated financial statements. Distribuidora San Luis will file an appeal with the Federal Tax Court against such sua sponte assessment resolution.

In view of the foregoing, the Company believes that the recording of an accrual for this concept is not necessary.

TAX CONTINGENCY - DISTRIBUIDORA SALTA

In April 2001, the Federal Administration of Public Revenues (AFIP) challenged the Income tax returns filed by Distribuidora Salta for fiscal years 1997 and 1998 on the grounds that the works carried out with the funds deriving from the Special Fund for the Electric Power Development of Argentine Provinces (FEDEI) were subject to income tax, thus rejecting the income tax deduction related to allowances for doubtful tax accounts. Furthermore, such adjustments resulted in the objection of the Minimum presumed income tax return for fiscal period 1998.

On April 30, 2001, Distribuidora Salta filed an appeal against the assessments referred to above with the Federal Tax Court, which, as of the date of issuance of these consolidated financial statements, has not yet pronounced any judgment.

On November 7, 2005, the Federal Administration of Public Revenues (AFIP) informed Distribuidora Salta that, according to its interpretation, the company reorganization notified by Distribuidora Salta in 2001 (merger of CESA into Distribuidora Salta) did not comply with the requirements set forth by the Income Tax Law and its Regulatory Decree. Consequently, neither CESA’s accumulated and effective tax losses carryforward nor its tax exemptions pending use could be transferred to Distribuidora Salta, the surviving company.

Distribuidora Salta believes that the aforementioned reorganization meets all the requirements set forth in the current legislation to be considered within the tax-free system and, therefore, it is admissible that CESA’s tax rights and obligations be transferred to and computed in the surviving company.

In November 2005, Distribuidora Salta filed an appeal against the above-mentioned AFIP’s resolution. On November 4, 2008, the AFIP notified its decision to reject the appeal lodged.

On February 10, 2009, Distribuidora Salta filed proceedings against such administrative decision with the Federal Justice on the grounds that it was an administrative act that could only be objected by means of a legal action.

Furthermore, on January 19, 2009, the AFIP notified Distribuidora Salta of the amendment made to the original brief so as to extend it and include the rejection of the reorganization, which EDESA answered on February 11, 2009. On August 19, 2009, the AFIP, through Resolution No. 151/09, notified the Distribution Company of a sua sponte assessment of the income tax for the referred to 2000 - 2002 fiscal periods.

On September 8, 2009, the Distribution Company filed with the Federal Tax Court an appeal against such resolution, rejecting the totality of the charges questioned, and a motion to dismiss based on the fact that the claims at issue were being litigated in another lawsuit, thus requesting that the Tax Court abstain from issuing an opinion until the Federal Court of Salta rendered judgment. This petition may be either accepted or not by the Tax Court.

Should such situation be confirmed, the final conclusion as to the admissibility and the final amount of the adjustment, if applicable, will be determined by the Federal Justice. Therefore, no accrual has been recorded in this regard, based on the favorable substantial grounds that Distribuidora Salta believes to have.

In view of the foregoing, Distribuidora Salta believes that the recording of an accrual for this concept is not necessary. Consequently, the financial statements must be read in the light of these circumstances.

17. EMPLOYEE STOCK OWNERSHIP PROGRAM

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

Pursuant to the general transfer agreement, participating employees were allowed to defer payment of the Class C shares over time. As security for the payment of the deferred purchase price, the Class C shares were pledged in favor of the Argentine government. This pledge was released on April 27, 2007 upon full payment to the Argentine Government of the deferred purchase price of all Class C shares. Additionally, in accordance with the terms of the original trust agreement, the Class C shares were held in trust by Banco de la Nación Argentina, acting as trustee, for the benefit of the ESOP participating employees and the Argentine Government. Furthermore, in accordance with the voting trust agreement, all political rights of participating employees (including the right to vote at the Company’s ordinary and extraordinary shareholders’ meetings) were to be jointly exercised until full payment of the deferred purchase price and release of the pledge in favor of the Argentine Government. On April 27, 2007, ESOP participating employees fully paid the deferred purchase price to the Argentine Government, accordingly, the pledge was released and the voting trust agreement was terminated.

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

No accrual has been recorded in the consolidated financial statements in connection with the legal actions brought against the Company as the Company’s management believes that EDENOR is not responsible for the above-mentioned claims.

In accordance with the agreements, laws and decrees that govern the Employee Stock Ownership Program, the Class C shares may only be held by personnel of the Company, therefore before the public offering of the Class C shares that had been separated from the Program, such shares were converted into Class B shares and sold. In conformity with the by-laws, the political rights previously attributable to Class C shares are at present jointly exercised with those attributable to Class B shares and the holders of the remaining Class C shares will vote jointly as a single class with the holders of Class B shares when electing directors and supervisory committee members. As of December 31, 2011 and 2010, 1,952,604 Class C shares, representing 0.22% of the Company’s capital stock are outstanding (Note 7).

The relevant information on the subsidiary companies’ Employee Stock Ownership Program is summarized below.

DISTRIBUIDORA SALTA

The Class “C” shares issued by Distribuidora Salta, representing 10% of its capital stock, will be assigned by the Provincial Government to the employees transferred to this distribution company in accordance with the terms and conditions of an employee stock ownership program (ESOP). As of the date of these consolidated financial statements, the ESOP has been regulated by the Provincial Government as per Decree No. 155/02 and Resolution No. 53/02 of the Economy Ministry and its subsequent Decree No. 239/02.

During fiscal year 2005, the province’s Economy and Public Works Ministry issued Resolutions Nos. 349 D and 406 D dated November 8, 2005 and December 9, 2005, respectively, which provided for the acquisition of the rights and shares of the former Provincial Energy Administration employees. Over 60% of all ESOP beneficiaries accepted the Provincial Government’s offer.

On December 25, 2007, the Provincial Government issued Decree No. 3624/07 which approved the definitive assignment made by the beneficiaries of Distribuidora Salta’s employee stock ownership program, ordered the transfer of the Class “C” shares in favor of the Provincial Government, and requested the recording of such transfer in Distribuidora Salta Shareholder Register.

It was requested that a profit-sharing bond be implemented by Distribuidora Salta in accordance with the provisions of the referred to Decree, decision which Distribuidora Salta appealed on January 3, 2008. By Decree No. 1223/09 dated March 12, 2009, the appeal filed by Distribuidora Salta was rejected. Therefore, the Distribution Company filed a motion for clarification, after which the only possibility available would be to resort to the judicial system, which the Distribution Company did on May 6, 2009 before the Court in Contentious and Administrative Matters of the Province of Salta. Such action is in judicial process.

On December 29, 2011, Distribuidora Salta was notified of Decree No. 754/11, pursuant to which sections 1º, 2º and 3º of Decree No. 3624/07, Resolutions 349 D/05 and 406 D/05 of the former Provincial Economy and Public Works Ministry, and Decree No. 935/03 are declared null and void. Decree No. 754/11 also invites the beneficiaries of Distribuidora Salta’s Employee Stock Ownership Program, who had been declared eligible by Resolution No. 239/02, to enter into the corresponding General Transfer Agreements and Voting Trust Agreements.

Furthermore, in accordance with section 8° of Decree No. 754/11, Distribuidora Salta is required to deposit in favor of the Province the Class C share dividends not distributed since the privatization and 50% of the profit-sharing bonds, in the terms of the referred to decree.

In January 2012, a motion for clarification was filed against section 8° of Decree No. 754/11, whose resolution is pending.

18. LIABILITY FOR WORKS TRANSFERRED

Balances comprise the debt recognized by Distribuidora Salta, Distribuidora San Luis and Distribuidora La Rioja with certain customers for the transfer in their favor of the property title of infrastructure works (electrical installations) directly carried out by those customers or by the Distribution Companies on their behalf.

As of December 31, 2011 and 2010, the balances of the liability for works transferred amount to 26,460 and 19,869, respectively, 20,353 and 13,526 of which have been recorded in current trade accounts payable and 6,108 and 6,344 in non-current trade accounts payable, respectively.

19. RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the provisions of Law No. 19,550, the General Annual Meeting held on April 13, 2011 resolved that the loss for the year ended December 31, 2010 be absorbed by the Unappropriated Retained Earnings account.

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

Certain restrictions on the distribution of dividends by the Company and the need for approval by the ENRE for any distribution have been disclosed in Note 8.c).

Restrictions on the distribution of profits of the subsidiary companies are summarized below.

As established by the Argentine Business Organizations Law, the By-laws and Resolution No. 195 of the National Securities Commission, 5% of the profits for the year plus (less) prior year adjustments and absorption of accumulated losses, if any, must be allocated to the Legal Reserve, until it equals 20% of the restated capital stock.

Due to the commitments undertaken in relation to the issuance of the corporate notes, neither EMDERSA nor any of its subsidiaries may directly or indirectly distribute or pay dividends unless, after giving pro-forma effect to the transaction, EMDERSA’s consolidated financial debt-to-EBITDA ratio is lower than 2.25 and no event of default has occurred.

20. PIQUIRENDA GENERATION PLANT – EMDERSA Generación

In April 2008, EMDERSA Generación accepted the offer submitted by Industrias Juan F. Secco S.A. for the construction, assembling and start-up of an electricity generation plant under the “turnkey” procurement basis.

The plant consists of a 30 MW thermal generation plant comprised of ten GE Jenbacher JGS 620 natural gas-fired motor-generators. The fuel is obtained through a direct connection to Transportadora de Gas del Norte’s gas pipeline. The electric power generated is injected to the network of Empresa Distribuidora de Electricidad de Salta – EDESA – Sociedad Anónima and sent to the National Interconnected System, through the Tartagal Transformer Station.

The generation plant has been classified by the Energy Secretariat as “Critical Infrastructure Work”. Moreover, the National Regulatory Authority for the Distribution of Electricity granted “Access to the existing capacity in power transport lines”. The Energy Secretariat has already accepted the application to qualify as Agent of the Wholesale Electricity Market (MEM).

To complete the project, EMDERSA Generación has accepted the following offers:

a).	Offer from Pan American Energy LLC - Argentine Branch to provide natural gas from the “Acambuco” field. This contract was rescinded on April 11, 2011 due to the fact that the variable cost associated to the agreed-upon natural gas price was not approved by the Energy Secretariat.

b).	Offer from Industrias Juan F. Secco S.A. to carry out operation and maintenance activities of the plant for a term of 10 years.

As from the acceptance of the offer for the construction of the plant, Industrias Juan F. Secco S.A. began to work on the detailed engineering in order to commence the construction works on the site.

At the same time, EMDERSA Generación began to work on the cleaning, leveling and compressing of the land and to acquire the electric equipment not included in Industrias Juan F. Secco S.A. offer.

The aforementioned project was financed by an additional capital contribution of EMDERSA, for an amount of 2,988, and financial loans for 28,000 and USD 17,365 thousand.

The construction works ended in March 2010. The plant was conceived to operate within the framework of the “Energy Plus” program, however, due to the development of the regulatory framework, the electricity produced by the generation plant could not be sold in this market segment, for which reason the commercial strategy has been modified, as described further in below.

In December 2010, the commercial activities began with the signing of two agreements with Distribuidora Salta, for the availability of a total of 28 MW of power. These agreements made it possible not only to commence operations but also to meet the variable generation costs and the main fixed expenses through April 30, 2011, date on which they fell due.

The plant’s availability of power allowed Distribuidora Salta to overcome the serious supply problem faced in the northern area of the Province of Salta during the summer season.

On April 1, 2011, within the framework of the “Agreement for the management and operation of projects, increase of thermal generation availability and adequacy of the 2008-2011 generation remuneration”, the authorization of Piquirenda Generation Plant to carry out commercial activities was included as part of the agreement entered into by and between the National Energy Secretariat, party of the first part, and Central Piedra Buena S.A., Central Térmica Loma de la Lata S.A., Central Térmica Güemes S.A., Hidroeléctrica Diamante S.A and Hidroeléctrica Los Nihuiles S.A., parties of the second part.

This agreement stipulates that in a first stage the Piquirenda Generation Plant will be authorized to carry out commercial activities while in a second stage the plant’s capacity will be expanded to 15 MW. The remuneration of and compliance with both stages will be regarded separately. In exchange, the Energy Secretariat will instruct CAMMESA to sign a supply agreement with EMDERSA Generación within the framework of Resolution No. 220/2007 of the Energy Secretariat.

Within the framework of this agreement, the Piquirenda Generation Plant was finally authorized to carry out commercial activities on May 3, 2011. On July 15, 2011, EMDERSA Generación entered into a Supply Contract to the MEM within the framework of Resolution No. 220/2007 of the Energy Secretariat. As from such date and through the end of the current year, the electricity produced has been sold in accordance with the provisions of said agreement.

The natural gas used as fuel derives from the assignment of part of an agreement entered into by a third party with Panamerican Energy and from agreements with Pluspetrol.

Additionally, since August 1, 2011 the plant has been using natural gas Plus from its agreement with Petrolera Pampa S.A. approved by the Energy Secretariat.

Furthermore, the option to assign natural gas volumes to CAMMESA within the framework of Notes Nos. 6,866/09 and 7585/10 of the Energy Secretariat has been exercised.

As from the provisional handover of the construction works, Industrias Juan F. Secco S.A. began to carry out operation and maintenance activities in accordance with the aforementioned offer. However, on June 17, 2011, EMDERSA Generación accepted an offer from Industrias Juan F. Secco S.A. which established, among others, the following:

-	The definitive handover (delivery) of the construction works and the definitive amounts of additional expenses and late completion penalties.

-	The rescission, as from June 30, 2011, of the Operation and Maintenance Agreement in place and the conditions for the transfer to the company of personnel, spare-parts, supplies and tools.

-	The conditions pursuant to which Industrias Juan F. Secco S.A. will provide assistance services for a term of six months.

Therefore, as from July 1, 2011, operation and maintenance activities will be entirely carried out by EMDERSA Generación.

21. COMMITMENTS WITH PERSONNEL IN SUBSIDIARIES

a) Collective bargaining agreements

In accordance with the provisions of Section 31, sub-sections h and b of Collective Bargaining Agreement No. 887/2007 entered into by Luz y Fuerza (Electric Light and Power Labor Union) and Distribuidora La Rioja, Section 31 of Collective Bargaining Agreement No. 873/2007 entered into by Luz y Fuerza and Distribuidora Salta, and Section 31 of Collective Bargaining Agreement No. 926/2007 entered into by Luz y Fuerza and Distribuidora San Luis, any employee reaching 20, 25, 30, 35 and 40 or 17, 22, 27, 32 and 37 years of employment, respectively, or choosing to retire, as well as the beneficiary of any employee who died before retirement, will be granted a salary and seniority-based bonus. The retirement benefit is increased by 2% for each year exceeding the first 5 years of employment.

Furthermore, in accordance with the provisions of Sections 34 bis) and 32 of Collective Bargaining Agreements No. 855/2007 entered into by APUAYE (Association of Water and Electric Power Professional Personnel) and Distribuidora La Rioja, No. 848/2007 entered into by APUAYE and Distribuidora Salta, and No. 850/2007 entered into by APUAYE and Distribuidora San Luis, any male/female employee reaching 20, 25, 30, 35 and 40 or 17, 22, 27, 32 and 37 years of employment, respectively, or choosing to retire will be granted a salary and seniority-based bonus, which will be increased by 2% for each year exceeding the first 5 years of employment.

The main actuarial assumptions used contemplate an actual annual discount rate of 6%, an annual nominal discount rate of 27%, an annual inflation rate of 21%, and an annual salary increase rate per seniority of 1%.

Service cost is the present actuarial value estimated from the portion of compensation for the year. Interest cost is the interest on future payment obligations.

As of December 31, 2011, the related accrued liability for personnel benefits has been recorded at the present value of future cash flows and charged throughout the remaining number of years of service of the beneficiaries involved, until all the terms and conditions of each benefits plan are complied with (Note 4.e).

b)	Incentive plans

During March 2010, certain agreements were signed with key personnel of the Group, which establish the granting of restricted stock, performance share awards, as well as the possibility of subscribing non-qualified stock options in a parent company. As of December 31, 2011, these agreements have been rescinded, there being no further commitments taken on by the Group.

c) Bonuses and benefits – EDEN S.A.

They include charges for the following concepts:

1.   Bonuses to be granted to employees with certain number of years of employment, as stipulated in collective bargaining agreements in effect. In accordance with the terms of Section 24 of Collective Bargaining Agreements Nos. 1041 and 1042/1994 entered into with Luz y Fuerza, any male/female employee reaching 20, 25, 30, 35 and 40 or 17, 22, 27, 32 and 37 years of employment, respectively, will be granted a salary and seniority-based bonus.

2.   Benefits to be granted to employees upon retirement, as stipulated in collective bargaining agreements in effect.

Liabilities related to the above-mentioned accumulated seniority-based bonuses and personnel benefits plans have been determined contemplating all rights accrued by the beneficiaries of the plans through the end of the year ended December 31, 2011.

The main actuarial assumptions used contemplate an annual discount rate of 30%, an interest rate of 10%, an annual inflation rate of 22%, and an annual salary increase rate per seniority of 23%.

As of December 31, 2011, the accrued liability for personnel benefits has been recorded at the present value of future cash flows and charged throughout the remaining number of years of service of the beneficiaries involved, until all the terms and conditions of each benefits plan are complied with (Note 4.e).

22. RESTRICTION ON THE TRANSFER OF THE SUBSIDIARY COMPANY’S SHARES

In accordance with the Bidding terms and conditions, EDEN is required to comply, among others, with the following obligations:

a) Not to transfer the class “A” shares without the prior approval of the Control Authority.

b) To make the necessary investments and carry out the necessary maintenance works in order to guarantee service quality levels.

c) To refrain from granting in favor of third parties any security interest on the assets used in the provision of the public service such as mortgages, pledges or any other lien, without prejudice to EDEN’s right to freely dispose of those assets which in the future may become inadequate or unnecessary for such purpose. This prohibition does not apply in the case of security interests granted by the Holder of the concession over an asset at the time of its acquisition to secure payment of the purchase price.

d) To pay the inspection and control tax to be fixed by the Control Authority.

23. ADMINISTRATIVE CLAIM – TAX ON MINIMUM PRESUMED INCOME

AESEBA S.A., through different administrative claims (acción de repetición2) filed with the Public Administration of Public Revenues (AFIP), claimed the excess amounts paid as Minimum Presumed Income Tax for fiscal periods 1998 through 2003.

In fiscal year 2007, the AFIP issued resolutions approving the reimbursement of the amounts claimed for fiscal years 1998 through 2001.

In 2010, the AFIP partially approved the amounts claimed for fiscal years 2002 through 2003, subsequently crediting in the subsidiary company’s account an amount of 1,999 as the amount claimed by the subsidiary company and approved by the AFIP for years 1998 through 2003 and late payment/default interest calculated from the dates of the fund reimbursement requests through the effective payment date.

The subsidiary company lodged two special appeals (recurso de reconsideración2) against the AFIP’s resolutions claming not only the approval of the amounts not approved by the tax authorities but also that interest be calculated as from the filing date of the administrative claim. As of to date, these appeals have not yet been resolved.

In August 2011, the AFIP corrected interest calculation and on August 17, 2011 made payment for the period 1998 through 2001. The appeal concerning fiscal years 2002 and 2003 is still pending resolution.

24. CORPORATE REORGANIZATION

The Extraordinary Shareholders’ Meeting held on December 16, 2011, which was resumed on January 13, 2012 after a recess, approved the corporate reorganization consisting of the spin-off of EMDERSA’s following assets, together with any other rights, assets, liabilities or contingencies related to such assets,: (a) the ownership of the shares held by EMDERSA in Distribuidora San Luis, together with any other rights and obligations relating to or arising from such shareholding, as well as any right, obligation or contingency related to Distribuidora San Luis’s business activity, for the setting up of a new company; (b) the ownership of the shares held by EMDERSA in Distribuidora Salta, together with any other rights and obligations relating to or arising from such shareholding, as well as any right, obligation or contingency related to Distribuidora Salta’s business activity, for the setting up of a new company; and (c) the ownership of the shares held by EMDERSA in EMDERSA Generación, together with any other rights and obligations relating to or arising from such shareholding, as well as any right, obligation or contingency related to EMDERSA Generación’s business activity, for the setting up of a new company (Notes 27 and 28).

25. DISCONTINUED OPERATIONS

As described in Note 2, the Company’s Management decided to classify as other assets available for sale its shareholding in EMDERSA and EMDERSA Holding (Notes 27 and 28). Such assets comprise EMDERSA operating segment.

Therefore, the assets, liabilities, results of operations and cash flows for the year ended December 31, 2011 are disclosed below, as required by the applicable accounting principles:

Discontinued operations

Net sales	764,277
Electric power purchases	(264,511)
Gross margin	499,766

Administrative expenses	(99,122)
Selling expenses	(97,313)
Transmission and distribution expenses	(168,653)
Subtotal	134,678

Amortization of goodwill	572
Subtotal	135,250

Other (expense) income, net	(2,546)

Financial income (expense) and Holding gains (losses)
Generated by assets	(12,330)
Generated by liabilities	(61,150)

Gain from investments in related companies	924

Profit before taxes	60,148

Income tax	(17,455)
Minority interest	(6,851)

Net profit for the year	35,842

Discontinued operations

Current Assets	288,142
Non-Current Assets	1,007,851

Current Liabilities	349,891
Non-Current Liabilities	185,934

Discontinued operations

Net cash provided by operations	91,695

Net cash used in investing activities	(136,687)

Net cash provided by financing activities	44,992

26. CONSOLIDATED CASH FLOW INFORMATION

Cash and cash equivalents

For the preparation of the Consolidated Statements of Cash Flows, the Company considers as cash equivalents all highly liquid investments with original maturities of three months or less.

	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Cash and Banks	23,445	8,611	8,685
Time deposits	48,511	17,523	27,191
Money market funds	58,903	117,458	80,055
Government bonds, Corporate notes and Shares	2,132	533,251	112,441
Total cash and cash equivalents in the Consolidated Statements of Cash Flows	132,991	676,843	228,372

27. ACQUISITION OF COMPANIES

On March 4, 2011, the Company’s Board of Directors approved an offer from its indirect controlling company Pampa Energía S.A. (“Pampa”), pursuant to which the Company was offered the possibility of acquiring certain electricity distribution assets, which Pampa was entitled to acquire (either directly or through one or more subsidiaries), from Grupo AEI in accordance with an agreement entered into on January 19, 2011 by and between Pampa, party of the first part, and AEI Utilities, S.L., a limited company (sociedad limitada) organized under the laws of Spain ("AEIU"), AEI Servicios Argentina S.A., a corporation (sociedad anónima) organized under the laws of Argentina, and AEI, a company organized under the laws of the Cayman Islands, parties of the second part.

As a consequence of the acceptance by the Company of said offer, Edenor was appointed by Pampa as the acquiring party under the PESA-AEI Agreement. Therefore, on March 4, 2011, the Company acquired from AEIU (i) 182,224,095 common shares of EMDERSA S.A. (“Emdersa”), representing 77.19% of Emdersa’s capital stock and votes (“Emdersa Shares”), (ii) 2 common shares of Empresa Distribuidora de San Luis S.A. (“Edesal”) representing 0.01% of Edesal’s capital stock and votes, (iii) 600 common shares of Emdersa Generación Salta S.A. (“EGSSA”) representing 0.02% of EGGSA’s capital stock and votes, (iv) 1 common share of Empresa Distribuidora de Electricidad de la Rioja S.A. (“EDELAR”) representing 0.01% of EDELAR’s capital stock and votes, (v) 1 common share of Empresa de Sistemas Eléctricos Abiertos S.A. (“ESED”) representing 0.01% of ESED’s capital stock and votes, (all the shares mentioned in items (ii) through (v) hereinafter referred to as the “Residual Shares”) and (vi) 29,118,127 common shares of AESEBA S.A. representing 99.99% of AESEBA’s capital stock and votes (“AESEBA’s Shares”). The price paid by the Company for the aforementioned assets amounted to USD 90,000 thousand for Emdersa’s Shares and the Residual Shares acquired from AEIU and to USD 49.998 thousand for AESEBA’s Shares acquired from AEIU.

Emdersa holds: (i) 99.99% of EDESAL’s capital stock and votes, (ii) 90% of the capital stock and votes of Empresa Distribuidora de Electricidad de Salta S.A. ("EDESA"), (iii) 99.98% of EGSSA’s capital stock and votes, and (iv) 99.99% of EDELAR’s capital stock and votes. EDESA holds 99.99% of ESED’s capital stock and votes. Furthermore, AESEBA in turn holds 90% of the capital stock and votes of Empresa Distribuidora de Energía Norte, S.A. ("EDEN"), which provides electricity distribution services in the northern and central parts of the Province of Buenos Aires.

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

In order to evaluate the above described transaction, the Company engaged the services of the investment bank Citigroup Global Markets Inc. (“Citigroup”) to render a fairness opinion to the Company’s Board of Directors, concerning the fairness of the price that would have to be paid for Emdersa’s shares, the Residual shares and AESEBA’s shares. The opinion of the Company’s Audit Committee was also requested. Both Citigroup and the Company’s Audit Committee rendered their opinion, prior to the acquisition, stating that the informed values were adequate and within the market’s parameters.

In compliance with current regulations, the Company has formally consulted the National Securities Commission about the steps to be followed with regard to the public offering for the acquisition of Emdersa’s shares that the Company must make to Emdersa’s minority shareholders due to the change in that company’s control and in accordance with the provisions of Decree No. 677/01 and the National Securities Commission’s regulations. The aforementioned consultation was made due to the fact that the authorization and carrying out of the public acquisition offering that for the same reasons is to be carried out by AEIU at a price of USD 0.68 per Emdersa’s common share, is still pending. Therefore, the situation generated by the potential coexistence of two public offerings must, in the Company’s opinion, be clarified.

The Company has fully assumed its obligation to carry out the public acquisition offering it is required to make due to the new change in Emdersa’s control, which will be carried out at the same price per Emdersa’s common share that the Company paid to AEIU, i.e. USD 0.49 per Emdersa’s common share, in the manner and time period established by the control authority. The carrying out of said public acquisition offering was approved by the Company’s Board of Directors on March 4, 2011, and constitutes an irrevocable commitment with Emdersa’s shareholders.

Furthermore, the Company has initiated the proceedings aimed at obtaining authorization from the corresponding control authorities.

Finally, within the framework of the reported transaction for the acquisition of shares, the change in control of the acquired companies constitutes grounds for calling the loans taken out by their subsidiaries due. Therefore, on March 4, 2011, the Company granted to them a series of loans at an annual interest rate of 16% and final maturity on April 30, 2011 in order for them to be in a better position to negotiate the restructuring. The loans have been distributed in the following manner: i) EDEN 80,000; ii) EDELAR 31,178; iii) EDESA 131,320 and iv) EDESAL 37,503, which was repaid on October 25, 2011 (Note 28).

Additionally, in the June-December 2011 period, in successive market transactions, the Company acquired 2,951,000, 281,294 and 15,000 common shares of EMDERSA, representing 1.25%, 0.12% and 0.0064% of that company’s capital stock and votes, respectively.

The acquisitions have been accounted for in accordance with the purchase method of accounting on the basis of the fair value of the acquired assets and liabilities (Note 31 Exhibit C).

28. COMPANY SALE AGREEMENTS AND COMPANIES AVAILABLE FOR SALE

On September 16 and October 11, 2011, the Company’s Board of Directors decided to approve the offer letters received for the carrying out of the following transactions:

1.	From Rovella Carranza S.A., for the acquisition of the Company’s direct and indirect stake in Edesal (EDESAL OFFER).

2.	From Andes Energía Argentina S.A., to buy a purchase option for the acquisition of the Company’s direct and indirect stake in Edelar (EDELAR OFFER).

3.	From Pampa Energía S.A. for the acquisition of the Company’s direct and indirect stake in EGSSA (EGSSA OFFER).

In order for these transactions to be carried out, the Company will cause Emdersa to be partially spun off, which will result in the creation of three new investment companies, EDESAL Holding (holder of 99.99% of EDESAL’s capital stock and votes), EDESA Holding (holder of 90% of EDESA’s capital stock and votes) and EGGSA Holding (holder of 99.99% of EGGSA’s capital stock and votes). The spun-off company, EMDERSA, will keep a percentage interest in EDELAR’s capital stock and votes. This process was initiated by the Board of Directors of EMDERSA on August 23, 2011. The Extraordinary Shareholders’ Meeting of EMDERSA held on December 16, 2011, which was resumed on January 13, 2012 after a recess, approved the aforementioned corporate reorganization process.

EDESAL OFFER

The total and final price of the offer amounted to USD 26,698,000 to be paid in two payments, the first of them, for USD 4,005,000 on account of the price, was paid within the three days of the acceptance of the offer, and the remaining balance, i.e. an amount of USD 22,694,000 was collected by the Company on October 26, 2011.

Furthermore, as stipulated in the Offer Letter, on that date EDESAL repaid the financial loan granted by the Company to EDESAL for an amount of 37,503, plus interest accrued through the settlement date (Notes 27 and 28).

At that time the Company transferred 24.80% of EMDERSA’s shares and 0.01% of EDESAL’s shares to Rovella Carranza S.A. which set up a guarantee trust, comprised by the parties and Deutsche Bank S.A. to insure compliance with the parties’ obligations.

From the date of final payment and during the term of the trust, EDESAL’s management was in charge of a board of directors appointed by EMDERSA, in accordance with the buyer’s proposal, which was comprised of 5 directors, four (4) of whom were elected by the buyer and one (1) of whom was elected by the seller, and equal number of alternate directors, four (4) of whom were elected by the buyer and one (1) of whom was elected by the seller.

Upon completion of the spin-off process, EDESAL Holding will issue 78.44% of its shares in the name of the trustee, who, in turn, will transfer them to the buyer, together with 0.01% of EDESAL’s shares, and will simultaneously return the aforementioned EMDERSA’s shares to the Company.

In the event that at the end of the two-year term to commence from the date of acceptance of the offer, which took place on September 16, 2011, neither EMDERSA’s spin-off nor the creation of EDESAL Holding have been carried out, the trustee shall transfer to Rovella Carranza S.A., as an alternative way of the Company’s compliance with its obligation and for the price received by the Company, 24.80% of EMDERSA’s capital stock and votes, with the Company maintaining 53.64% of EMDERSA’s capital stock and votes.

As security for the compliance with the obligations undertaken, the Company has provided a performance bond in favor of Banco Itaú Argentina S.A. and Standard Bank Argentina S.A. for the total amount of 60,000 as principal plus compensatory interest at an annual nominal rate of up to 16% to secure EDESAL’s payment obligations with respect to these banks. The performance bond will be enforceable if any of the following conditions precedent (whichever takes place first) occur:

1.	That at September 16, 2013, EMDERSA’s spin-off has not been carried out; or

2.	That during the term of the trust the Company fails to comply with certain obligations concerning EDESAL’s joint management.

In the event that none of the above-mentioned conditions occurs, the performance bond will not be enforceable.

As of December 31, 2011, this transaction has taken place causing the recognition of a loss in the Company’s results of operations of 12,750, which has been disclosed in the Loss from valuation of other assets available for sale at net realizable value account of the Statement of Operations.

EDELAR OFFER

The offer from Andes Energía Argentina S.A. received by the Company implies a proposal to buy a purchase option for a price of USD 1,500,000 to:

1.	In the case that the spin-off of EMDERSA is completed within the term of 2 years, to buy 78.44% of the Company’s direct and indirect stake in EDELAR for USD 20,290,000, to be paid in two payments: the first one for USD 5,290,000 90 calendar days after the acceptance of the Offer (not prior to 45 days and not later than December 15, 2011 (“Option Exercise Date”)) and the remaining balance, i.e. USD 15,000,000 will be paid two years from the acceptance of the offer, accruing interest at an annual rate of 12.5% payable semi-annually.

2.	In the case that the spin-off of EMDERSA is not completed within the term of 2 years, the option will grant Andes Energía Argentina S.A. the right to acquire 20.27% of EMDERSA’s capital stock and votes indirectly held by Edenor, paying for such purpose the same price and in the same way indicated in caption 1 above.

On the option exercise date Andes Energía Argentina S.A. may choose not to pay the remaining balance of the price (USD 15,000,000) and acquire 6.32% of EMDERSA’s capital stock and votes indirectly held by the Company (reduced option).

Additionally, the buyer may choose not to pay the balance of the price on the final payment date and change to the reduced option system, in spite of having exercised the option to do so in the full option exercise date, in the case that the buyer is notified by the Company not less than 15 days prior to the final payment date, that the Board of Directors of EDELAR will be removed without cause, and that the Buyer will not therefore continue with the management of EDELAR after such date.

In the event that the Company fails to notify the buyer as stated above, and the Buyer pays the remaining balance of the price, the members of EDELAR’s board of directors will continue to be appointed as stipulated in the offer.

The offer also implies the buyer’s commitment to settle or acquire, on the option exercise date, the total financial loan granted by the Company to EDELAR for an amount of 31,178 plus interest accrued through the settlement date.

In order to implement the reported transaction, the Company will contribute 53.64% of EMDERSA’s capital stock and votes to a new company to be organized (“EMDERSA Holding”). Therefore, the transfers of EMDERSA’s shares in favor of Andes Energía Argentina S.A. will be made through EMDERSA Holding.

On the option exercise date, and until the completion of the transaction described herein, the capital stock that is the object of this transaction - together with 80% of the shares of Hidroeléctrica del Sur S.A. (owned by the buyer), which in turn holds 59% of the capital stock of Hidroeléctrica Ameghino S.A - will be transferred to a guarantee trust that will be set up with the purpose of ensuring compliance with the parties’ obligations, with EDENOR maintaining EMDERSA’s control.

From the option exercise date, provided, however, that the payments due on such date have been made by the buyer, and during the term of the trust, the management of EDELAR will be in charge of a board of directors appointed by EMDERSA, in accordance with the buyer’s proposal. The board of directors will be comprised of 5 directors, four (4) of whom will be elected by the buyer and one (1) of whom will be elected by the seller, and equal number of alternate directors, four (4) of whom will be elected by the buyer and one (1) of whom will be elected by the seller.

On February 8, 2012, the Company’s Board of Directors approved a proposal from Andes Energía Argentina S.A. for the amendment of the Offer Letter. By virtue of this amendment, the term for Andes Energía Argentina S.A. to make payment and exercise the option was extended until March 31, 2012.

Until the time of payment and exercise of the option, the Company may freely sell or assign to any third party or cause the sale or assignment of some or all the shares that are the object of the transaction and/or the rights on such shares. In the event that a sale to a third party is made, Andes Energía Argentina S.A.’s option may not be exercised, there being no outstanding payment or any responsibility of any kind for the Company or Andes Energía Argentina S.A.

All the other terms and conditions of the Offer Letter will remain in full force and effect.

As of December 31, 2011, this investment has been classified as Other assets available for sale under current assets and has been valued at its estimated realizable value, which is lower than its book value. This resulted in a loss of 11,717 that has been disclosed in the Loss from valuation of other assets available for sale at net realizable value account of the Statement of Operations.

EGGSA OFFER

The offer received by the Company from its controlling shareholder Pampa Energía S.A. (PESA), implies the acquisition through a conditioned purchase and sale transaction of 78.44% of the shares and votes of an investment company to be organized, which will be holder of 99.99% of the shares and votes of EMDERSA Generación Salta S.A. (“EGSSA”) together with 0.01% of EGSSA’s capital stock held by the Company.

The condition precedent of the purchase and sale transaction is the carrying out of EMDERSA’s spin-off in the maximum term of 24 months as from the date of acceptance of the offer.

The total and final agreed-upon price for this transaction amounts to USD 10,849,000, which will be paid in two payments, the first of them for an amount of USD 2,170,000 on October 31, 2011 as partial payment of the price, and the remaining balance, i.e. an amount of USD 8,679,000 will be paid 24 months from the date of acceptance of the offer by the Company. The latter amount will accrue interest at an annual rate of 9.75%, payable semi-annually.

Furthermore, the offer implied PESA’s commitment to settle on October 31, 2011, either by repaying, with no penalty whatsoever, or by acquiring through an assignment, the financial loan granted by the Company to EGSSA for an amount of USD 4,170,000, plus interest accrued through the settlement date.

On October 31, 2011, the Company received from PESA the amounts of USD 2,170,000 and 4,170,000 corresponding to the sale agreement of EGSSA and the settlement of the financial receivable which the Company had with EGSSA, respectively.

Five days after the spin-off has been effectively carried out, the Company will transfer the shares, in legal form and free from any liens, to PESA, which will pledge the shares in favor of the Company as security for the total payment of the balance of the price. From the initial payment date, provided, however, that the initial payment has been made, the management of EGSSA will be in charge of a board of directors, whose members the seller will cause to be appointed in accordance with the buyer’s proposal. The board of directors will be comprised of 5 directors, four (4) of whom will be elected by the buyer and one (1) of whom will be elected by the seller, and equal number of alternate directors, four (4) of whom will be elected by the buyer and one (1) of whom will be elected by the seller.

Should the condition precedent not be complied with, the amount corresponding to the initial payment of the price will be reimbursed to PESA in a term of 5 days, plus an annual interest of 6% calculated from the date on which the initial payment was made through the date of reimbursement.

As of December 31, 2011, this investment has been classified as Other assets available for sale under current assets and has been valued at its estimated realizable value, which is lower than its book value. This resulted in a loss of 19,040 that has been disclosed in the Loss from valuation of other assets available for sale at net realizable value account of the Statement of Operations.

AVAILABILITY FOR SALE - EDESA

The investment in EDESA has been disclosed as Other current assets available for sale and has been valued at its estimated realizable value, which is lower than its equity value.

In order to determine the estimated realizable value, the Company used the acquisition value duly incurred.

As of December 31, 2011, this investment has been classified as Other assets available for sale under current assets and has been valued at its estimated realizable value, which is lower than its book value. This resulted in a loss of 31,522 that has been disclosed in the Loss from valuation of other assets available for sale at net realizable value account of the Statement of Operations.

29. ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

1.1 Application of IFRS 1

The National Securities Commmission (CNV), through Resolutions Nos. 562/09 and 576/10 has established the application of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (subsequently amended by Technical Pronouncement No. 29 of the Argentine Federation of Professional Councils in Economic Sciences), which has adopted International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (herein referred to as “IFRS”) for those entities included in the public offering regime under Law No. 17811, either for their capital or corporate bonds, or which have requested authorization to be included in that regime.

IFRS will be of mandatory application for the Company as from the fiscal year commenced on January 1, 2012, with the first consolidated financial statements to be filed being those at March 31, 2012.

The Company will fully adopt IFRS as issued by the IASB as from fiscal year commenced on January 1, 2012. The presentation of the consolidated financial statements at December 31, 2011 will be adjusted for comparative purposes as a result of the adoption of IFRS. The impact of the adoption of IFRS is presented in section 1.2 which includes a reconciliation of shareholders’ equity at January 1, 2011 (date of transition to IFRS) and December 31, 2011 and a reconciliation of comprehensive income for the year ended December 31, 2011. In addition, sections 1.3 and 1.4 present:

(i)	the statements of financial position at January 1, 2011 and December 31, 2011,
(ii)	the statement of comprehensive income for the year ended December 31, 2011, and

(iii)	the main differences between Argentine GAAP and IFRS in the statement of cash flows for the year ended December 31, 2011.

The following standards and amendments have been issued by the IASB and although they are not effective they have been adopted early by the Company as from January 1, 2011:

1) IAS 1 revised “Presentation of Financial Statements”

2) IAS 19 revised “Employee benefits”.

3) IAS 27 revised “Separate financial statements”.

4) IAS 28 revised “Investment in associates and joint ventures”.

5) IFRS 9 “Financial Instruments”.

6) IFRS 10 “Consolidated financial statements”.

7) IFRS 11 “Joint Arrangements”.

8) IFRS 12 “Disclosure of interests in other entities”.

The Company has applied the following mandatory exceptions to the retrospective application of IFRS in the preparation of the reconciliations of the shareholders’ equity and comprehensive income included below:

a. Estimates

Estimates at January 1, 2011 and December 31, 2011 under IFRS are consistent with the estimates made in accordance with Argentine GAAP.

b. Classification and measurement of financial assets

Financial assets are classified and measured according to IFRS 9, which was early adopted by the Company at January 1, 2011. That standard presents two measurement categories: amortized cost and fair value, and was applied by the Company according to the events and circumstances in place at the date of transition. The application of IFRS 9 did not lead to differences between Argentine GAAP and IFRS.

c. Deemed cost

The cost of property, plant and equipment, adjusted in accordance with Argentine GAAP, has been adopted as deemed cost at the transition date to IFRS, considering that it results assimilable to its cost or depreciated cost in accordance with IFRS.

The following mandatory exceptions provided by IFRS 1 have not been applied since they are not relevant to the Company:

• Derecognition of financial assets and liabilities

• Hedge accounting

• Non-controlling interest

• Embedded derivatives

IFRS 1 allows certain optional exemptions to the retrospective application of IFRS, with the Company having applied the following:

d. Financial assets or intangible assets accounted for in accordance with IFRIC 12 Service Concession Arrangements

IFRS 1 permits the retrospective application of IFRIC 12 "Service Concession Arrangements". This regulation does not apply to Edenor at the transition date because the Company has not fulfilled all the conditions of Paragraph 5 (b) of IFRIC 12.

The remaining optional exemptions that are not applicable for the Company are the following:

a)	Insurance contracts
b)	Business combination
c)	Share-based payments transactions
d)	Leases
e)	Fair value or revaluation as deemed cost
f)	Severe hyperinflation
g)	Cumulative translation differences
h)	Decomissioning liabilities included in the cost of property, plant and equipment
i)	Investments in subsidiaries, jointly controlled entities and associates
j)	Assets and liabilities of subsidiaries, associates and joint ventures
k)	Compound financial instruments
l)	Designation of previously recognized financial instruments
m)	Fair value measurement of financial assets or financial liabilities at initial recognition
n)	Borrowing costs
o)	Transfers of assets from customers
p)	Extinguishing financial liabilities with equity instruments
q)	Financial assets or intangible assets accounted for in accordance with IFRIC 12 Service Concession Arrangements

Reconciliations between Argentine GAAP and IFRS

Section 1.2 presents reconciliation between Argentine GAAP and IFRS of shareholders' equity at January 1, 2011 (transition date) and December 31, 2011. Also, detailed explanation of each reconciliation adjustment is disclosed in such note.

Section 1.3 presents reconciliation between Argentine GAAP and IFRS of the statement of financial position at January 1, 2011, including a detailed explanation of each reconciliation adjustment and reclassifications disclosed in such note.

Section 1.4 presents IFRS statements of financial position at December 31, 2011 including a detailed explanation of each reconciliation adjustment and reclassifications.

Section 1.5 presents IFRS statement of total comprehensive loss for the year ended December 31, 2011, including a detailed explanation of each reconciliation adjustment and reclassifications.

Section 1.6 presents the main differences between Argentine GAAP and IFRS as they relate to the statement of cash flows for the year ended December 31, 2011.

1.2 Reconciliation of the Shareholders’ Equity at January 1, 2011 and December 31, 2011

The following table present the reconciliation of the statement of changes in shareholders’ equity under Argentine GAAP and the Equity under IFRS:

	Note	01.01.2011	12.31.2011

Shareholders’ equity under Argentine GAAP		1,749,915	1,314,518

Employee benefits	(a)	(10,136)	(29,120)
Bargain purchase in the acquisition of subsidiaries	(b.i)	-	434,959
Additional losses on assets held for sale and from sale of subsidiary	(c)	-	(172,838)
Transaction costs	(b.iv)	-	(4,269)
Reversal of negative goodwill amortization	(b.iii)	-	(12,340)
Acquisition of additional non-controlling interest	(d)	-	3,452
Customer contributions	(e)	-	(12,165)
Deferred income tax	(f)	3,548	(97,379)
Non-controlling interest	(g)	-	6,567
Equity under IFRS attributable to Edenor Shareholders’		1,743,327	1,431,385
Non-controlling interests under IFRS	(g)	-	50,302
Equity under IFRS		1,743,327	1,481,687

The following table present the reconciliation of the statement of operations under Argentine GAAP and the Comprehensive loss under IFRS:

		12.31.2011

Statement of operations under Argentine GAAP		(435,397)

Bargain purchase in the acquisition of subsidiaries	(b.i)	434,959
Additional losses on assets held for sale and from sale of subsidiary	(c)	(172,838)
Transaction costs	(b.iv)	(4,269)
Reversal of negative goodwill amortization	(b.iii)	(12,340)
Customer contributions	(e)	(12,165)
Deferred income tax	(f)	(107,571)
Non-controlling interest	(g)	5,564
Comprehensive loss under IFRS attributable to Edenor shareholders		(304,057)
Non-controlling interests under IFRS		12,676
Comprehensive loss under IFRS		(291,381)

a)	Employee benefits

At January 1, 2011 and December 31, 2011, under Argentine GAAP the Company had not recognized in its financial statements the unrecognized actuarial losses, as Argentine GAAP requires only disclosure of such amounts.

Under IFRS, at January 1, 2011, the Company recognized in retained earnings, the cumulative unrecognized actuarial losses.

At December 31, 2011, according to IFRS, and considering that the Company has early adopted IAS 19 revised, the Company recognized the unrecognized actuarial losses in other comprehensive loss.

b)	Bargain purchase in the acquisition of subsidiaries

i)	Bargain purchase

This reconciling item corresponds to the gain recognized under IFRS, after considering all the below explained adjustments, mainly by derecognizing the negative goodwill of acquired companies plus some differences arising from a lower amount of net assets acquired.

ii)	Differences in basis relating to purchase accounting

Under Argentine GAAP the excess of the fair value of assets acquired and liabilities assumed in a business combination over the purchase price, is recognized as negative goodwill and amortized under the straight-line method over the period equal to the weighted average of the remaining useful life of the assets identified in the acquired company which are subject to depreciation.

Under IFRS, the Company has reassessed the purchase price allocation. In that connection, the following differences between Argentine GAAP and IFRS were identified:

	Note
Fair value of net assets acquired – Argentine GAAP		1,202,372
Differences from application of IFRIC 12	(a)	(54,003)
Defined benefit plan liability	(b)	(15,250)
Derecognition of pre-operating costs	(c)	(911)
Deferred income tax effect	(d)	24,557
Fair value of net assets acquired – IFRS		1,156,765

a)	Differences from application of IFRIC 12

In accordance with Argentine GAAP, the assets used in the framework of service concession agreements of the subsidiary EDEN (indirectly controlled through AESEBA), whether received at the time of entering into concession contracts or acquired by the companies during their term of duration, are classified as property, plant and equipment and are depreciated based on the useful life assigned for each specific asset, irrespective of the term of the concession contracts.

Under IFRS, essential assets used in the framework of service concessions, whether received at time of entering into the concession contract or acquired by the companies during their term of duration, are classified as a single asset within intangible assets and are depreciated based on the remaining useful life of the concession contract. Non essential assets for rendering the distribution service are not included within the scope of IFRIC 12, as such those assets are carried at cost subsequently depreciated, and included within property, plant and equipment.

The effects of the recognition of IFRIC 12 in the Company’s consolidated financial statements are the following:

- Reclassification of all the essential assets received by the Concession Agreement, and considered essential to the distribution service, into a separate intangible asset “IFRIC 12 Intangible Asset”;

- Construction contracts: under Argentine GAAP, construction of infrastructure funded with customer contributions are recognized as revenue by the time the funds are received. Under IFRS, in particular under the scope of IFRIC 12, such construction should be recognized as revenues from construction deferred on the remaining useful life of the Concession Contract, considering that the operator has an obligation with the customer for providing the distribution service. Such difference gave rise to a reconciliation adjustment at the acquisition date of Ps. 54,003, decreasing the property, plant and equipment and retained earnings, and increasing IFRIC 12 intangible asset and deferred revenues.

b)	Defined benefit plan liability

Under Argentine GAAP, unrecognized actuarial losses are not recognized, but disclosed in note to the financial statements.

Under IFRS, considering that the acquired subsidiaries will adopt IFRS on 2012, they had recognized at the transition date (January 1, 2011) in their respective retained earnings the cumulative unrecognized actuarial loss. As such, Edenor has assumed at the time of acquisition an aditional liabitlity for the subsidiaries defined benefit plans. Such additional liability amounted to Ps. 15,250.

c)	Derecognition of pre-operating costs

Under Argentine GAAP, capitalized pre-operating are recognized as an intangible asset and amortized over a 5-year period.

Under IFRS such pre-operating costs are recognized as an expense on an accrual basis.

The reconciling item corresponds to the derecognition of such pre-operating costs.

d)	Deferred income tax effect

It corresponds to the effect in deferred income tax of all the above adjustments.

iii)	Reversal of negative goodwill amortization

This reconciling item corresponds to the reversal of the amortization of negative goodwill recognized under Argentine GAAP.

iv)	Transaction costs

Under Argentine GAAP, transaction costs are part of the consideration paid. The impact of such cost derived in a decrease of the negative goodwill.

Under IFRS, such costs are not part of the consideration paid and are expensed as incurred.

The following table summarizes the effect of the differences in the consideration paid:

Consideration paid – Argentine GAAP	566,222
Transaction cost	(4,269)
Consideration paid – IFRS	561,953

c)	Additional losses on assets held for sale and from sale of subsidiary

Additional loss on assets held for sale

The reconciling item, amounting to 115,448, corresponds to the additional loss, under IFRS, over the assets held for sale as a result of the differences on the fair value of net assets acquired at the time of acquisition and the effect of the negative goodwill that under IFRS is considered as a gain on bargain purchase. As the fair value less cost to sale is equal under both Argentine GAAP and IFRS, the difference arises from its basis of valuation at acquisition.

Additional loss from sale of subsidiary

The reconciling item, amounting to 57,390, corresponds to the additional loss under IFRS from the sale of EDESAL as a result of the negative goodwill recognized under Argentine GAAP that was previously recognize as a gain on bargain purchase under IFRS.

d)	Acquisition of additional non-controlling interest

This reconciling item corresponds to the acquisition of additional non-controlling interest in subsidiaries, that under Argentine GAAP was accounted for by deducting negative goodwill by the difference between the fair value of the non-controlling interest and the consideration paid. Under IFRS, such difference was reclassified into “Additional paid-in capital”.

e)	Customer contributions

EDEN constructs part of their equipments (essentials for rendering the distribution service) based on customer contributions. Under Argentine GAAP such contributions are recorded as revenues upon the payment by the customers. Under IFRS the income must be recognized on deferred bases since contributions are made by customers.

f)	Deferred income tax

At January 1, 2011 and December 31, 2011, this reconciling item corresponds to the recognition, under IFRS, of a deferred tax effect of all the adjustments above described.

g)	Non-controlling interest

At December 31, 2011, this reconciling item corresponds to the effect of all the adjustments to conform with IFRS as above described.

The following tables summarizes the reconciling items in non-controlling interest between Argentine GAAP and IFRS, in Equity and Comprehensive loss, respectively:

Equity

Minority interest under Argentine GAAP	56,869
Bargain purchase	(4,773)
Customer contributions	(791)
Defined benefit plan	(1,003)
Non-controlling interest under IFRS	50,302

Income / (Loss) for the year

Minority interest under Argentine GAAP	18,240
Bargain purchase	(4,773)
Customer contributions	(791)
Non-controlling interest under IFRS	12,676

1.3 Reconciliation of the statement of financial position at January 1, 2011

	Note	ARGENTINE GAAP (*)	TRANSITION ADJUSTMENTS	IFRS
ASSETS
NON CURRENT ASSETS
Property, plant & equipment	(a)	3,689,482	22,848	3,712,330
Supplies	(b)	23,249	(23,249)	-
Investments in other companies		415	-	415
Trade receivables		45,531	-	45,531
Other receivables		14,803	-	14,803
Deferred tax assets		187,171	-	187,171
TOTAL NON CURRENT ASSETS		3,960,651	(401)	3,960,250

CURRENT ASSETS
Supplies		12,407	-	12,407
Other receivables	(c)	43,361	401	43,762
Trade receivables		421,193	-	421,193
Investments	(d)	668,232	(237,396)	430,836
Cash and cash equivalents	(d)	8,611	237,396	246,007
TOTAL CURRENT ASSETS		1,153,804	401	1,154,205
TOTAL ASSETS		5,114,455	-	5,114,455

EQUITY
Share capital		897,043	-	897,043
Inflation adjustment over share capital		986,142	-	986,142
Additional paid-in capital		18,317	-	18,317
Treasury stock - share capital value		9,412	-	9,412
Treasury stock - inflation adjustment over share capital		10,347	-	10,347
Legal reserve		64,008	-	64,008
Accumulated loss	(g)	(235,354)	(6,588)	(241,942)
TOTAL EQUITY		1,749,915	(6,588)	1,743,327

	Note	ARGENTINE GAAP (*)	TRANSITION ADJUSTMENTS	IFRS
NON-CURRENT LIABILITIES
Trade accounts payable		50,984	-	50,984
Loans		1,035,113	-	1,035,113
Salaries and social security payable	(e)	50,633	10,136	60,769
Accrued litigation		6,816	-	6,816
Taxes		8,979	-	8,979
Deferred tax liabilities	(f)	440,998	(3.548)	437,450
Other liabilities		984,518	-	984,518
TOTAL NON-CURRENT LIABILITIES		2,578,041	6,588	2,584,629

CURRENT LIABILITIES
Trade accounts payable		378,505	-	378,505
Loans		54,108	-	54,108
Salaries and social security taxes		180,432	-	180,432
Taxes		111,080	-	111,080
Other liabilities		4,542	-	4,542
Accrued litigation		57,832	-	57,832
TOTAL CURRENT LIABILITIES		786,499	-	786,499
TOTAL LIABILITIES		3,364,540	6,588	3,371,128
TOTAL LIABILITIES AND EQUITY		5,114,455	-	5,114,455

(*) It corresponds to the balances at December 31, 2010 included in the financial statements as of December 31, 2011, including a restatement due to the recognition of the permanent difference related to the inflation adjustment over Property, plant & equipment, which under Argentine GAAP was required to be recognized in connection with the adoption of IFRS. See further explanation in note 3.m) to the consolidated financial statements.

a)	Property, plant & equipment

The reconciliation relates to two separate effects:

i) Under Argentine GAAP advance to suppliers for the acquisition of property, plant and equipment are classified within the caption “Property, plant and equipment”.

Under IFRS, such advances have been reclassified into a separate account, within “Other receivables”.

ii) Under Argentine GAAP, non-current supplies (spare parts of major assets depreciated over their useful lives once they set in use) are classified separately from property, plant & equipment.

Under IFRS, such non-current supplies have been reclassified into “Property, plant & equipment”, and when used, are depreciated over the remaining useful life of such major asset.

b)	Supplies

See corresponding explanation above in 1.3.a).ii).

c)	Other receivables

See corresponding explanation above in 1.3.a).i).

d)	Cash and cash equivalents

Under Argentine GAAP, cash is disclosed separately from cash equivalents in the statement of financial position, since investments that qualify as cash equivalents are disclosed in a single line together with other current investments.  Under IFRS, cash and cash equivalents are disclosed in a single line in the statement of financial position. In addition, investments that qualify as cash equivalents under IFRS have an original maturity of three month or less at the acquisition date. Moreover, some of the debt securities qualifying as cash equivalents under Argentine GAAP do not qualify as cash equivalents under IFRS.

e)	Salaries and social securities payable

This adjustment reflects the recognition of the cumulative unrecognized actuarial loss, as further explained in section 1.2.a).

f)	Deferred income tax

This adjustment reflects the recognition of the deferred tax effect on the cumulative unrecognized actuarial loss, as further explained in section 1.2.f).

g)	Accumulated loss

This corresponds to the effect of the adjustments explained above in section 1.3.e) and f).

1.4 Reconciliation of the consolidated statement of financial position at December 31, 2011

	Note	ARGENTINE GAAP (*)	TRANSITION ADJUSTMENTS	IFRS
ASSETS
NON CURRENT ASSETS
Property, plant & equipment	(a) (c)	4,738,259	(742,949)	3,995,310
Intangible assets	(a)	-	793,015	793,015
Negative goodwill	(b)	(289,557)	289,557	-
Supplies	(a)	26,862	(26,862)	-
Investments in other companies		419	-	419
Trade receivables		45,725	-	45,725
Other receivables		70,704	-	70,704
Deferred tax assets	(h)	-	131,086	131,086
TOTAL NON CURRENT ASSETS		4,592,412	443,847	5,036,259

CURRENT ASSETS
Supplies	(d)	22,863	22,462	45,325
Infrastructure under construction	(c)	-	45,504	45,504
Other receivables		244,903	-	244,903
Trade receivables		534,732	-	534,732
Investments	(e)	109,546	(107,414)	2,132
Cash and cash equivalents	(e)	23,445	107,414	130,859
TOTAL CURRENT ASSETS		935,489	67,966	1,003,455
Assets of disposal groups classified as held for sale	(l)	216,531	984,454	1,200,985
TOTAL ASSETS		5,744,432	1,496,267	7,240,699

	Note	ARGENTINE GAAP (*)	TRANSITION ADJUSTMENTS	IFRS
EQUITY
Share capital		897,043	-	897,043
Inflation adjustment over share capital		986,142	-	986,142
Additional paid-in capital		18,317	3,452	21,769
Treasury stock - share capital value		9,412	-	9,412
Treasury stock - inflation adjustment over share capital		10,347	-	10,347
Legal reserve		64,008	-	64,008
Accumulated loss	(k)	(670,751)	113,415	(557,336)
Equity attributable to Edenor’ Shareholders’		1,314,518	116,867	1,431,385
Equity attributable to non-controlling interest	(j)	56,869	(6,567)	50,302
TOTAL EQUITY		1,371,387	110,300	1,481,687

		ARGENTINE GAAP (*)	TRANSITION ADJUSTMENTS	IFRS
NON-CURRENT LIABILITIES
Trade payables		54,344	-	54,344
Deferred revenues	(g)	-	157,338	157,338
Loans		1,189,882	-	1,189,882
Salaries and social security payables	(f)	69,527	37,567	107,094
Provisions for other liabilities		66,144	-	66,144
Taxes payable	(i)	290,879	(279,767)	11,112
Deferred tax liabilities	(h)	-	486,375	486, 375
Other liabilities		1,373,687	-	1,373,687
TOTAL NON-CURRENT LIABILITIES		3,044,463	401,513	3,445,976

CURRENT LIABILITIES
Trade payables		658,328	-	658,328
Loans		59,025	-	59,025
Salaries and social security payables		287,115	-	287,115
Taxes payable		168,993	-	168,993
Other liabilities		144,777	-	144,777
Provisions		10,344	-	10,344
TOTAL CURRENT LIABILITIES		1,328,582	-	1,328,582
Liabilities of disposal groups classified as held for sale	(l)	-	984,454	984,454
TOTAL LIABILITIES		4,373,045	1,385,967	5,759,012
TOTAL LIABILITIES AND EQUITY		5,744,432	1,496,267	7,240,699

(*) It corresponds to the balances included in the consolidated financial statements at December 31, 2011 approved by the Board of Directors.

a)	Property, plant & equipment and Intangible assets

The reconciliation relates to the following effects:

i) Under Argentine GAAP, non-current supplies (mainly related to spare parts of major assets, depreciated on theirs useful lives) under Argentine GAAP are classified separately from Property, plant & equipment.

Under IFRS, such non-current supplies have been reclassified into “Property, plant & equipment”, and when used, are depreciated over the remaining useful life of such major asset.

ii) Intangible assets. See further explanation in section 1.2.b).ii).a).

b)	Negative goodwill

It corresponds to the effect of the adjustment further explained in section 1.2.b) iii).

c)	Infrastructure under construction

Under Argentine GAAP, assets under construction that have not been finalized and/or assets over which no authorization has been received for the application of funds derived from the Tariff Arrangement and/or from the PUREE, were classified within “Property, plant and equipment”. In addition, infrastructure under construction funded by EDEN has been classified within “Property, plant and equipment” as well.

Under IFRS, construction of infrastructure and major maintainance are assimilable to the rendering of a construction service under the concepts of IFRIC 12 (infrastructure that comprise expansion of the network capacity). EDEN has celebrated several construction contracts where the customer only has limited influence over the design of the infrastructure. EDEN has applied IAS 11 to measure such construction contracts. In accordance with IAS 11, income derive from the transference of infrastructure should be recognized at the moment of the exchange of such assets, whereby that infrastructure that is not finalized at December 31, 2011 are included within “Infrastructure under construction”.

In addition, under IFRS infrastructure under construction funded by EDEN has been reclassified to “Infrastructure under construction”.

d)	Supplies – non-current

See corresponding explanation above in 1.4.a).i).

e)	Cash and cash equivalents

Under Argentine GAAP, cash is disclosed separately from cash equivalents in the statement of financial position, since investments that qualify as cash equivalents are disclosed in a single line together with other current investments. Under IFRS, cash and cash equivalents are disclosed in a single line in the statement of financial position. In addition, investments that qualify as cash equivalents under IFRS have an original maturity of three month or less at the acquisition date. Moreover, some of the debt securities qualifying as cash equivalents under Argentine GAAP do not qualify as cash equivalents under IFRS.

f)	Salaries and social securities payable

This adjustment reflects the recognition of the cumulative unrecognized actuarial loss, as further explained in section 1.2.a).

g)	Deferred revenues associated with construction

This reconciling item corresponds to the adjustment described in 1.2.b) at February 28, 2011 (the acquisition date) and December 31, 2011.

h)	Deferred tax assets and liabilities

The reconciling items reflect the effect of the explained adjustments.

i)	Taxes payable

Under Argentine Gaap Deferred tax assets and liabilities are included within “Taxes payables”. Under IFRS Deferred tax assets and liabilities are included in a separate line item within non-current assets and non-current liabilities, respectively.

j)	Non-controlling interest

The reconciliation item corresponds to the following adjustments:

i) Classification of non-controlling interest

Under Argentine GAAP, the participation of third parties in controlled companies is included as a separate line item, between Total Liabilities and Shareholders’ Equity, and is denominated as “Minority interest”. As a result of the acquisition of EMDERSA and AESEBA, the Company recognized a minority interest in such companies, valued at their respective fair value.

Under IFRS, such minority interest was still valued at fair value at the acquisition date, and classified as “Non-controlling interest” within Equity.

ii) Acquisition of additional interest in controlled companies

Under Argentine GAAP the acquisition of additional interests in controlled companies was accounted for by deducting the minority interest and the difference with the purchase price gave rise to the recognition of an additional negative goodwill.

Under IFRS, the acquisition of addional interest in controlled companies was accounted for as an equity transaction. As such, the non-controlling interest was deducted by the percentages acquired, and the difference with the purchase price gave rise to a decrease in additional paid-in capital.

The reconciling item corresponds to the reversal of the additional negative goodwill and the decrease of the additional paid-in capital.

k)	Accumulated loss

These adjustments corresponds to the impact of IFRS’ conversion adjustments in Equity.

In addition, it includes the adjustment that reflects the recognition of the actuarial loss for the year, as further explained in section 1.2.a).

l)	Assets and liabilities of disposal groups classified as held for sale

Under Argentine Gaap Assets and liabilities of disposal groups classified as held for sale are included within “Other current assets available for sale”. Under IFRS Assets and liabilities of disposal groups classified as held for sale are included in a separate line item within current assets and current liabilities, respectively.

1.5 Reconciliation of the consolidated statement of total comprehensive loss for the year ended December 31, 2011

	Note	ARGENTINE GAAP (*)	ARGENTINE GAAP (*) DISCONTINUED OPERATIONS (k)	TRANSITION ADJUSTMENTS	IFRS

Net sales	(a)	3,565,048	(764,277)	5,046	2,805,817
Construction income	(b)	-	-	87,374	87,374
Electric power purchases	(b)	(1,593,937)	264,511	3,968	(1,325,458)
Cost for construction services	(b)	-	-	(87,374)	(87,374)
Gross margin		1,971,111	(499,766)	9,014	1,480,359

Transmission and distribution expenses	(c)	(1,188,725)	168,653	(74,753)	(1,094,825)
Selling expenses	(d)	(429,930)	97,313	22,305	(310,312)
Administrative expenses		(323,438)	99,122	-	(224,316)
Other operating expenses	(h)	(51,184)	5,314	(364)	(46,234)
Other operating income	(h)	25,928	(2,768)	(3,905)	19,255
Share profit of joint ventures		928	(924)	-	4
Negative Goodwill amortization	(e)	12,340	(572)	(11,768)	-
Gain on bargain purchase in the acquisition of subsidiaries	(f)	-	-	434,959	434,959
Loss from sale of subsidiary	(g)	-	-	-	-
Loss from valuation on disposal group held for sale		(75,029)	248,439	(173,410)	-
Operating profit		(57,999)	114,811	202,078	258,890

Finance income	(k)	50,090	12,330	(8,934)	53,486
Finance cost	(k)	(386,800)	61,150	40,203	(285,447)
Financial results, net		(336,710)	73,480	31,269	(231,961)

Loss before income tax		(394,709)	188,291	233,347	26,929
Income tax and tax on assets expense		(22,448)	(22,952)	(107,571)	(152,971)

Loss from continuing operations	(j)	(417,157)	165,339	125,776	(126,042)
Loss from discontinued operations	(j)	-	(165,339)	-	(165,339)
Loss for the year		(417,157)	-	125,776	(291,381)

Other comprehensive loss
Items that will not be reclassified to profit or loss	(i)
Actuarial loss on defined benefit plans		-	-	(18,984)	(18,984)
Tax effect on defined benefit plans		-	-	6,644	6,644
Total Other comprehensive loss		-	-	(12,340)	(12,340)

Total Comprehensive loss		(417,157)	-	113,436	(303,721)

Loss for the year attributable to:
Equity holders of the parent		(435,397)	-	131,340	(304,057)
Non - controlling interest		18,240	-	(5,564)	12,676

Comprehensive loss attributable to:
Equity holders of the parent					(315,394)
Non - controlling interest					11,337

Weighted average of outstanding Shares					897,043,000
Loss per share					(0,325)

(*) It corresponds to the amounts included in the consolidated financial statements at December 31, 2011 approved by the Board of Directors with,

a)	Net sales – Classification differences

The reconciling item comprise the two reclassification effects as follows:

i) ENRE Penalties

Under Argentine GAAP, “ENRE Penalties” are classified within “Net sales”, based on that those penalties will be recovered by the Company’s customers through a credit note or a discounts in their invoices for the energy received.

Under IFRS, “ENRE Penalties” are classified within “Transimission and Distribuition expenses” (as relates to the portion of penalties attributable to operation matters) and “Selling expenses” (as relates to the portion of penalties attributable to commercial matters), considering that those penalties are operating expenses for the Company.

ii) Late payment charges

Under Argentine GAAP “Late payment charges” are also classified within “Net sales”, based on that those charges relates to a fix amount and is the customer election whether or not to pay their invoices at the first or second due date without or with that charge, respectively.

Under IFRS “Late payment charges” are classified within “Financial results, net” considering that eventhough such charge for late payment is fix, it relates to an income from financing the customers invoices.

iii) Shantytowns

During the year ended December 31, 2011 the Company has provided electricity services to the Shantytowns in the City of Buenos Aires and some parts of the Greater Area of Buenos Aires. Under Argentine Gaap, as the Framework Agreement was not signed with the Federal Government, an allowance for doubtful accounts amounting to 28,610 was recognized.

Under IFRS these sales are not recognized since the conditions required have not been met.

b)	Construction activities

As described in section 1.2.b).a), under IFRS the Company accounts for as revenues, construction activities of infrastructure and maintainance funded with i) own resources; ii) customer constribution, and or iii) penalties reimbursement. EDEN considers that the risk and rewards of the infrastructure funded by the PUREE and or by the Tariff Arrangement upon authorization by the Regulator to compensate those infrastructures with funds collected in prior periods. The Company does not apply any profit margin to this infrastructures, funds with PUREE nor Tariff Arrangement.

In addition, in those constructions funded with costumer contributions the Company applies some profit margin. Under Argentine GAAP, the revenue is recognized upon the disbursement by the customer. Under IFRS, the revenue is recognized on a percentage of completion basis. As such, the reconciling item represents the reversal of the revenues recognized under Argentine GAAP and the recognition of revenues for constructions finalized.

c)	Transimission and Distribution expenses

It corresponds to the reclassification effect further explained in section 1.5.a).i).

d)	Selling expenses

It corresponds to the reclassification effect further explained in section 1.5.a).i) and iii).

e)	Negative Goodwill amortization

Under Argentine GAAP the excess of the fair value of assets acquired and liabilities assumed in a business combination over the purchase price, is recognized as negative goodwill and amortized under the straight-line method over the period equal to the weighted average of the remaining useful life of the assets identified in the acquired company which are subject to depreciation.

Under IFRS, negative goodwill is not recognized. If any excess of fair value of assets acquired and liabilities assumed exist, after reassess their valuation and the existence of any additional asset or liability, is recognized in income.

This reconciliation item corresponds to the effect of the reversal, for IFRS purpose, of the amortization of negative goodwill recognized under Argentine GAAP, in the acquisition of the Company’s subsidiaries. See further explained in section 1.2.c).

f)	Gain on bargain purchase in the acquisition of subsidiaries

It corresponds to the effect of the adjustment further explained in section 1.2.b).i).

g)	Loss on sale of subsidiary

It corresponds to the effect of the adjustment further explained in section 1.2.b).iii).

h)	Other operating expenses and other operating income

This reconciliating item corresponds to transaction costs that under Argentine GAAP are part of the consideration paid for the acquired subsidiaries. Under IFRS, such costs are not part of the consideration paid and are expensed as incurred. See further explanation in section 1.2.b).iv).

i)	Other comprehensive loss

It corresponds to the effect of the adjustments explained in 1.4.f).

j)	Discontinued operations

Under Argentine GAAP, discontinued operations have been disclosed in a separate note to the financial statements, see Note 25.

Under IFRS, an entity will present and disclose information to enable the users of the financial statements to assess the financial effects of the discontinued operations and the disposal of non-current assets (or groups of assets for disposal).

Thus, an entity will disclose (a) in the statement of comprehensive income a single amount including the total of (i) income after taxes from discontinued operations; and (ii) income or loss after taxes recognized for valuation at fair value less cost of sales, or for the disposal of assets or groups of assets for disposal which are part of the discontinued operation, and (b) a breakdown of the amount resulting from section (a) above, detailing (i) income from ordinary activities, expenses and income before taxes from discontinued operations and (ii) the income tax charge related to the above result; (iii) income recorded as a result of the valuation at fair value less cost of sales, or of the disposal of assets or groups of assets for disposal which are part of the discontinued operation; and (iv) the income tax charge related to the above result. This breakdown could be included in a Note or in the statement of comprehensive income.

The Company has shown, accordingly the results of discontinued operations under a single line in the statement of comprehensive loss and included additional required disclosure in Note 25 to the financial statements.

k)	Finance income and finance cost

It corresponds to the following effects:

i) The reclassification further explained in section 1.5.a).ii).

1.6 Reconciliation of the statement of cash flows for the year ended December 31, 2011

	ARGENTINE GAAP (*)	TRANSITION ADJUSTMENTS (1)	IFRS

Net cash flows provided by operating activities	550,380	(3,281)	547,099

Net cash flows used in investing activities	(975,216)	428,704	(546,512)

Net cash flows used in financing activities	(119,016)	-	(119,016)

Effects of exchange rates changes on Cash & Cash equivalents	-	3,281	3,281
Cash and cash equivalents at the beginning of the year	676,843	(430,836)	246,007
Cash and cash equivalents at the end of the year	132,991	(2,132)	130,859
Decrease in cash and cash equivalents	(543,852)	428,704	(115,148)

1)	The adjustments correspond to debt securities that are not considered as cash equivalents under IFRS. See further explanation in section 1.3.d).

(*) It corresponds to the amounts included in the consolidated financial statements at December 31, 2011 approved by the Board of Directors with certain reclassifications according to conform to IFRS disclosures.

30. SUBSEQUENT EVENTS

Framework agreement

Subsequent to year-end and until the date of issuance of these consolidated financial statements, the Company received payments for a total of 12,634 from the Federal Government (Note 9).

Loans with subsidiary companies and related parties

On February 10, 2012, EDEN made a payment for 60,000 corresponding to the early repayment of loans granted by the Company.

Loans taken

On February 29, 2012, the Company took out a series of bank loans with local entities in order to meet its future capital needs for a total amount of 62,000, payable at maturity. The loans, whose average term is 159 days, accrue interest at an annual average rate of 19.4%.

EDESA sale agreement

On April 19, 2012, Edenor accepted an Offer Letter from Salta Inversiones Eléctricas S.A. (“SIESA”), pursuant to which the latter submitted to Edenor and Emdersa HOLDING a proposal to acquire, by means of a stock purchase, shares representing 78.44% of the capital stock and votes of an investment company to be incorporated as a result of the spin-off of EMDERSA under the name of “EDESA HOLDING”, which company will be the owner of (i) 90% of the capital stock and votes of EDESA, which in turn owns 99.99% of Empresa de Sistemas Eléctricos Dispersos S.A. (“Esed”) and (ii) 0.01% of the capital stock of Esed.  Such stock purchase is subject to certain condition precedent, including but not limited to, the consummation of the spin-off resolved by the Board of Directors of EMDERSA on August 23, 2011.  In order to implement this transaction, Emdersa HOLDING will transfer to SIESA shares of EMDERSA and as of May 5, 2012, EMDERSA and SIESA will transfer their shares in Emdersa HOLDING to a collateral trust to be created in order to secure compliance of the parties’ obligations under the Offer Letter.  The shares to be transferred to the collateral trust will be returned to Emdersa HOLDING once the spin-off is completed and the EDESA Holding shares transferred to SIESA.  Additionally, as of May 5, 2012, SIESA offers to (i) cause EDESA to cancel certain loan agreements grated by Edenor for an amount of Ps. 131,319,500 plus accrued interest, (ii) release EMDERSA of the guarantee granted to EDESA for an amount of Ps. 55,250,000 in respect of a loan agreement granted by certain banks to EDESA and other subsidiaries of EMDERSA; and (iii) cause EDESA to cancel, when due, certain notes issued on November 2010 for an outstanding amount of Ps. 3,8 million.  The price to be paid for the EDESA HOLDING shares is U.S.$ 18 million to be paid as follows: (i) U.S.$ 15 million as of May 5, 2012; (ii) the remaining U.S.$ 3 million in five equal and consecutive annual installments at an interest rate of LIBOR plus 2% with the first one due on May 5, 2013.

31. OTHER INFORMATION

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011

EXHIBIT A

PROPERTY, PLANT AND EQUIPMENT

	Original values							Depreciation
		Incorporation balances			Discontinued							Net
	At beginning	from acq. of perm.invest.			operations		At end of	At beginning		For the	At end of	book value
MAIN ACCOUNT	of year	(1)	Additions	Retirements	(2)	Transfers	year	of year	Retirements	year	year	2011
FACILITIES IN SERVICE
Substations	1,139,156	183,899	5,950	(7,621)	(138,313)	37,439	1,220,509	392,709	(1,345)	38,325	429,689	790,820
High voltage networks	482,015	83,637	6	0	(78,921)	15,744	502,481	169,172	0	15,501	184,673	317,808
Medium voltage networks	947,378	487,436	8,856	(5,894)	(325,635)	93,268	1,205,409	374,014	(887)	43,304	416,431	788,978
Low voltage networks	1,827,121	483,526	8,149	(3,983)	(339,692)	117,691	2,092,812	1,075,563	(1,867)	57,894	1,131,590	961,222
Transformation chambers and platforms	660,269	95,923	0	(308)	(10,939)	44,596	789,541	243,690	(60)	22,939	266,569	522,972
Meters	745,841	190,170	499	(1,553)	(99,737)	111,215	946,435	313,241	(677)	39,468	352,032	594,403

Machinery and facilities	0	56,073	0	0	(56,073)	0	0	0	0	0	0	0
Turbines - Boilers - Transformers	0	4,342	0	0	(7)	0	4,335	0	0	0	0	4,335
Plants - Auxiliary equipment - Equipment and Fixtures	0	19,775	33,935	(7,932)	(18,627)	(14,053)	13,098	0	0	3,544	3,544	9,554
Remote control systems - Automation - Generation plants	0	7,158	113	0	(2,436)	4,057	8,892	0	0	6,647	6,647	2,245
Maintenance	0	26,625	0	0	(26,625)	0	0	0	0	0	0	0
Expansion project - Mandatory works and tasks	0	31,116	0	0	0	0	31,116	0	0	0	0	31,116
Buildings	107,072	51,243	6,778	(853)	(25,321)	4,707	143,626	24,079	(409)	5,815	29,485	114,141
Communications network and facilities	103,009	2,318	0	0	0	0	105,327	66,391	0	0	66,391	38,936
Total facilities in service	6,011,861	1,723,241	64,286	(28,144)	(1,122,326)	414,663	7,063,581	2,658,859	(5,245)	233,437	2,887,051	4,176,530
FURNITURE, TOOLS AND EQUIPMENT
Furniture, equipment and software projects	200,007	19,475	2,277	(2,318)	(13,978)	859	206,322	186,950	(2,591)	11,109	195,469	10,853
Tools and other	48,291	7,041	742	(136)	(3,378)	1,581	54,141	44,288	(96)	1,658	45,850	8,291
Transportation equipment	28,765	7,194	2,285	(995)	(765)	1,386	37,870	17,144	(874)	6,029	22,299	15,571
Total furniture, tools and equipment	277,063	33,710	5,304	(3,449)	(18,121)	3,825	298,333	248,382	(3,560)	18,796	263,618	34,715
Total assets subject to depreciation	6,288,924	1,756,951	69,590	(31,593)	(1,140,447)	418,489	7,361,914	2,907,241	(8,805)	252,233	3,150,669	4,211,245
CONSTRUCTION IN PROCESS
Transmission	138,526	51,803	261,325	399	(27,889)	(188,341)	235,823	0	0	0	0	235,823
Distribution and other	169,273	63,297	322,445	347	(34,023)	(230,148)	291,191	0	0	0	0	291,191
Total construction in process	307,799	115,100	583,770	746	(61,912)	(418,489)	527,014	0	0	0	0	527,014
Total 2011	6,596,723	1,872,051	653,360	(30,847)	(1,202,359)	0	7,888,928	2,907,241	(8,805)	252,233	3,150,669	4,738,259

(1) Notes 27 and 28

(2) Notes 2, 27 and 28

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEET AS OF DECEMBER 31, 2010 AND 2009

EXHIBIT A

PROPERTY, PLANT AND EQUIPMENT

(stated in thousands of pesos)

	Original value					Depreciation					Net	Net
	At beginning		Retirements		At end	At beginning	Retirements	For the	Annual	At end	book value	book value
MAIN ACCOUNT	of year	Additions	(1)	Transfers	of year	of year	(1)	year	rate	of year	2010	2009
FACILITIES IN SERVICE
Substations	1,027,225	0	0	111,931	1,139,156	362,172	0	30,537	3 - 4%	392,709	746,447	665,053
High voltage networks	462,272	0	0	19,743	482,015	156,557	0	12,615	3 - 4%	169,172	312,843	305,715
Medium voltage networks	881,843	0	(122)	65,657	947,378	348,568	(104)	25,550	3 - 4%	374,014	573,364	533,275
Low voltage networks	1,771,311	0	(2,212)	58,022	1,827,121	1,032,580	(1,444)	44,427	4 - 5%	1,075,563	751,558	738,731
Transformation chambers and platforms	615,038	0	(543)	45,774	660,269	224,852	(237)	19,075	3 - 4%	243,690	416,579	390,186
Meters	679,812	0	0	66,029	745,841	285,626	0	27,615	4 - 5%	313,241	432,600	394,186
Buildings	96,374	0	(2,634)	13,332	107,072	23,152	(465)	1,392	2 - 3%	24,079	82,993	73,222
Communications network and facilities	96,315	0	0	6,694	103,009	61,477	0	4,914	4 - 5%	66,391	36,618	34,838
Total facilities in service	5,630,190	0	(5,511)	387,182	6,011,861	2,494,984	(2,250)	166,125		2,658,859	3,353,002	3,135,206
FURNITURE, TOOLS AND EQUIPMENT
Furniture, equipment and software projects	191,338	8,706	(37)	0	200,007	177,755	(37)	9,232	12 - 13%	186,950	13,057	13,583
Tools and other	46,878	1,695	(282)	0	48,291	43,896	(265)	657	10 - 11%	44,288	4,003	2,982
Transportation equipment	23,837	5,040	(112)	0	28,765	14,874	(96)	2,366	20%	17,144	11,621	8,963
Total furniture, tools and equipment	262,053	15,441	(431)	0	277,063	236,525	(398)	12,255		248,382	28,681	25,528
Total assets subject to depreciation	5,892,243	15,441	(5,942)	387,182	6,288,924	2,731,509	(2,648)	178,380		2,907,241	3,381,683	3,160,734
CONSTRUCTION IN PROCESS
Transmission	157,329	112,871	0	(131,674)	138,526	0	0	0	-	0	138,526	157,329
Distribution and other	164,323	260,458	0	(255,508)	169,273	0	0	0	-	0	169,273	164,323
Total construction in process	321,652	373,329	0	(387,182)	307,799	0	0	0		0	307,799	321,652
Total 2010	6,213,895	388,770	(5,942)	0	6,596,723	2,731,509	(2,648)	178,380		2,907,241	3,689,482	-
Total 2009	5,818,111	404,310	(8,526)	0	6,213,895	2,561,853	(5,763)	175,419		2,731,509	-	3,482,386

(1) Includes net value of retirements for the sale of real property as of December 31, 2010 for 2,169 (Notes 3.g and 4.i).

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010

EXHIBIT C

INVESTMENTS IN OTHER COMPANIES

(stated in thousands of pesos)

							Information on the Issuer
								Last financial statement issued
					Value on	Net			Nominal			% interest	Net
Name and features		Face		Adjusted	equity	book value	Main		Capital	Income		in capital	book value
of securities	Class	value	Number	cost	method	2011	activity	Date	Stock	for the year	Equity	stock	2010

OTHER ASSETS AVAILABLE
FOR SALE
(Notes 27 and 28)
EMDERSA HOLDING	common	$1	126,911,946	252,838	389,050	389,050	Electric power	12/31/2011	126,912	6,232	262,119	99.99	-
Goodwill:							distribution
- Original value						(125,554)	services
- Accumulated amortization						5,092
- Residual value						(120,462)

EMDERSA	common	$1	3,247,294	5,647	10,222	10,222	Electric power	12/31/2011	235,311	40,144	743,095	1.38	-
Goodwill:							distribution
- Original value						0	services
- Accumulated amortization						0
- Residual value						0

Adjustment for valuation at NRV						(62,279)

Subtotal Other assets available for sale						216,531							-

NON-CURRENT
INVESTMENTS

Section 33 Law No. 19550 as amended -Companies-

Related Company:
SACME S.A.	common	$1	6,000	15	419	419	Electric	12/31/2011	12	8	838	50.00	415
	non-						power
	endorsable						services

Total						419							415

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010

EXHIBIT D

OTHER INVESTMENTS

(stated in thousands of pesos)

	Net book value
MAIN ACCOUNT	2011	2010

CURRENT INVESTMENTS

Time deposits
. in foreign currency (Note 31 Exhibit G)	48,511	17,523

Money market funds
. in local currency	58,903	117,458

Government Bonds, Corporate Notes and Shares (1)
. in foreign currency (Note 31 Exhibit G)	2,132	533,251

Total Current Investments	109,546	668,232

Total Investments	109,546	668,232

(1) Includes Corporate Notes of Transener S.A. for 17,527 as of December 31, 2010.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010

EXHIBIT E

ALLOWANCES AND ACCRUALS	Page 1 of 3

	2011
	At	Incorpor. of balances				At
MAIN	beginning	acquis.of perm.invest.				end of
ACCOUNT	of year	(1)	Increases	Decreases	Reclassifications	year

Deducted from current assets
For doubtful accounts (2)	29,259	26,400	37,923	(7,354)	0	86,228
For other doubtful accounts	12,799	4,358	1,495	(6,399)	0	12,253

For doubtful recoverability of tax loss carryforward	0	0	149,011	0	0	149,011

Deducted from non-current assets
For supplies obsolescence	0	3,449	516	(3,115)		850

Included in current liabilities
Accrued litigation	57,832	17,169	3,604	(14,720)	(53,541)	10,344

Included in non-current liabilities
Accrued litigation	6,816	2,751	4,490	(1,454)	53,541	66,144

(1) See Notes 27 and 28.

(2) The Increases column includes 28,600 corresponding to the allowance for amounts receivable under the Framework Agreement (Note 9).

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

(1) The 26,956 relate to the Framework Agreement with the Province of Buenos Aires (Notes 4.i and 9, and Note 31 Exhibit H).

The 35,553 related to the recovery of the accrual for tax contingencies (Notes 3.i and 4.i).

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010

EXHIBIT G

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	2011				2010
				Booked			Booked
	Currency		Exchange	amount in	Currency		amount in
	and		rate	thousands	and		thousands
Account	amount (2)		(1)	of pesos	amount (2)		of pesos
Current assets
Cash and banks	US$	1,068,858	4.264	4,558	US$	382,816	1,507
	EUR	50,679	5.534	280	EUR	45,911	240

Investments	US$	11,884,495	4.264	50,643	US$	139,932,495	550,774

Other receivables	US$	3,856,859	4.264	16,446	US$	1,032,065	4,063
	EUR	176,470	5.534	977	EUR	111,954	584

Other assets available for sale (3)	EUR	415	5.534	2	EUR	0	0
		£1,000	6.627	7		£0	0
	R$	1,000	2.302	2	R$	0	0
Total Current assets				72,914			557,168
Non-current assets
Property, plant and equipment	US$	371,444	4.264	1,584	US$	0	0
Total Non-current assets				1,584			0
Total Assets				74,498			557,168
Current liabilities
Trade accounts payable	US$	11,880,241	4.304	51,133	US$	4,476,084	17,797
	EUR	237,695	5.586	1,328	EUR	304,112	1,603
	NOK	969,782	0.723	701	CHF	153,989	653
Related parties	US$	638,434	4.304	2,735

Loans	US$	6,414,498	4.304	27,608	US$	5,582,495	22,196

Other liabilities	US$	1,847,618	4.304	7,952	US$	338,302	1,345

Other assets available for sale (3)	US$	37,000	4.304	160	US$	0	0

Total Current liabilities				91,617			43,594
Non-current liabilities
Financial debts	US$	272,148,234	4.304	1,171,326	US$	255,969,567	1,017,735
Total Non-current liabilities				1,171,326			1,017,735
Total Liabilities				1,262,943			1,061,329

(1) Selling and buying exchange rate of Banco de la Nación Argentina in effect at the end of the year

(2) US$ = US Dollar; EUR = Euro; CHF Swiss Franc; R$ = Brazilian Real; £ = Pound Sterling; NOK = Norwegian Krone

(3) Related to foreign currency denominated asset / liability balances, discounted from discontinued operations

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

INFORMATION REQUIRED BY SECTION 64 SUB-SECTION b) OF LAW No. 19,550

EXHIBIT H

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(stated in thousands of pesos)	2011				2010	2009
	Transmission and
	Distribution	Selling	Administrative
Description	Expenses	Expenses	Expenses	Total	Total	Total
Salaries and social security taxes	499,020	125,599	141,318	765,937	438,348	330,358
Postage and telephone	8,521	16,787	5,139	30,447	19,221	15,038
Bank commissions	0	15,067	2,530	17,597	10,667	9,373
Allowance for doubtful accounts (1)	0	39,418	0	39,418	21,204	18,582
Supplies consumption	64,133	1,830	3,902	69,865	40,204	37,727
Work by third parties	333,713	158,597	41,621	533,931	180,458	165,341
Rent and insurance	4,612	980	17,429	23,021	18,841	11,697
Security services	8,159	2,301	15,140	25,600	9,585	6,854
Fees	13,078	50	11,542	24,670	6,322	6,233
Computer services	876	7,942	29,668	38,486	33,804	28,602
Public relations and marketing	0	0	11,522	11,522	13,525	11,738
Advertising and sponsorship	8	397	7,500	7,905	4,919	5,031
Temporary personnel and Reimbursements to personnel	2,261	473	3,383	6,117	3,849	4,489
Depreciation of property, plant and equipment	242,917	3,347	5,969	252,233	178,380	175,419
Directors and Supervisory Committee members' fees	0	0	6,553	6,553	3,672	2,860
Taxes and charges	5,766	56,285	8,189	70,240	22,857	19,940
Other	5,661	857	12,033	18,551	3,566	2,291
Total 2011	1,188,725	429,930	323,438	1,942,093	-	-
Total 2010	636,289	194,236	178,897	-	1,009,422	-
Total 2009	548,583	158,956	144,034	-	-	851,573

(1) As of December 31, 2009, net of recovery of the allowance Framework Agreement with the Province of Buenos Aires for 5,720 (Notes 4.i and 9 and Note 31 Exhibit E).

32. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

The Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differs in certain respects from US GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and the regulations of the SEC.

As discussed in Note 2, under Argentine GAAP, the consolidated financial statements are presented in constant pesos based on the application of therein mentioned resolutions. This reconciliation, as permitted by SEC regulations, does not include the effects of inflation on US GAAP net income and shareholders’ equity.

I.	Differences in Valuation Methods

The main differences between Argentine GAAP and US GAAP are described below together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income and total shareholders’ equity. References below to “ASC” are to FASB Accounting Standard Codification.

a)	Acquisition of subsidiaries

As discussed in Notes 27 and 28, the Company has acquired during the year 2011 the control shareholding of EMDERSA and of AESEBA.

Under both Argentine GAAP and US GAAP the Company applied the purchase method of accounting to its business combination. Accordingly, the fair value of assets acquired and liabilities assumed have been determined. Under Argentine GAAP, the excess of these fair values over the minority interest (determined as the percentage of the minority interest over the fair value of the 100% of the net assets acquired) and the consideration paid is considered as negative goodwill and is amortized over the straight-line basis on a period equal to the weighted average of the non-current assets acquired subject to depreciation.

Under US GAAP, the non-controlling interest has been valued at fair value, using an income approach. Such fair value did not give rise to significant differences as compared to the non-controlling interest calculated under Argentine GAAP. In addition, under US GAAP the excess of the fair value of the net assets acquired, including those recognized in the reassessment of the purchase price allocation, over the consideration paid and the non-controlling interest has been considered as a gain in bargain purchase.

Differences in basis relating to purchase accounting

Under US GAAP, the Company has reassessed the purchase price allocation. In that connection, the following differences between Argentine GAAP and US GAAP were identified:

Fair value of net assets acquired – Argentine GAAP		1,202,372
Customer contributions	(a)	(54,003)
Defined benefit plan liability	(b)	(15,250)
Derecognition of pre-operating costs	(c)	(911)
Effect on deferred tax over the above adjustments	(d)	24,557
Fair value of net assets acquired – US GAAP		1,156,765

a)	Customer contributions

Eden (subsidiary of AESEBA) receives funds from its customers to fund the constructions of infrastructure essential for the services to be rendered by Eden to these particular customers. These funds has the particularity that they are not reimbursable by Eden to their customers.

Under Argentine GAAP, these contributions are recognized as income at the time they are collected by Eden.

Under US GAAP, such contributions are recognized as a deferred revenue and amortized over the useful life of the infrastructure to be constructed.

b)	Defined benefit plan liability

Under Argentine GAAP, unrecognized actuarial losses are only disclosed in note to the consolidated financial statements.

Under US GAAP, the Company recognized in the acquisition of EMDERSA and AESEBA the unrecognized actuarial losses as an additional liability.

c)	Derecognition of pre-operating costs

Under Argentine GAAP, capitalized pre-operating are recognized as an intangible asset and amortized over a 5-year period.

Under US GAAP such pre-operating costs are recognized as an expense as incurred.

The reconciling item corresponds to the derecognition of such pre-operating costs.

d)	Effect on deferred tax over the above adjustments

It corresponds to the tax effect over the above explained adjustments a), b) and c).

b)	Additional losses on assets held for sale and from sale of subsidiaries

Additional loss on assets held for sale

The reconciling item, amounting to 115,448, corresponds to the additional loss under US GAAP over the assets held for sale compared to Argentine GAAP due to a higher carrying amount under US GAAP.

Additional loss from sale of subsidiaries

The reconciling item, amounting to 57,390, corresponds to the additional loss under US GAAP from the sale of EDESAL due to the recognition of a bargain purchase under US GAAP.

c)	Reversal of negative goodwill

As explained above in Note 32.I.a, under Argentine GAAP the excess of fair value of net assets acquired over consideration paid and non-controlling interest is accounted for as negative goodwill and amortized. Under US GAAP, such difference is accounted for as a gain on bargain purchase. As such, this reconciling item corresponds to the reversal of the amortization of negative goodwill.

d)	Transaction costs

Under Argentine GAAP, transaction costs are part of the consideration paid. The impact of such cost derived in a decrease of the negative goodwill.

Under US GAAP, such costs are not part of the consideration paid and are expensed as incurred.

The following table summarizes the effect of the differences in the consideration paid:

Consideration paid – Argentine GAAP	566,222
Transaction cost	(4,269)
Consideration paid – US GAAP	561,953

e)	Deferred income taxes

As discussed in Note 3.m and 5, the Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect of a change in tax rates is recognized in income in the period when enacted. This standard is similar to the principles of US GAAP set forth in Topic 740 “Income Taxes”.

Under Argentine GAAP, until last fiscal year, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes. Under US GAAP such differences should be treated as temporary differences in calculating deferred income taxes. Moreover, under Argentine GAAP during fiscal year 2011, in connection with the adoption of IFRS, as further explained in Note 29, the Company has recognized a deferred tax liability corresponding to such permanent difference before explained, as it was required by the R.G. N° 576/10 Comisión Nacional de Valores (National Securities Commission or CNV). As a consequence of this adopted criteria, a deferred tax liability amounted to 331,283, 358,263 and 383,241 have been computed retroactively as of January 1, 2011, 2010 and 2009, respectively. As a consequence of this explanation, there are no longer differences between Argentine GAAP and US GAAP in this connection.

Therefore, for the years ended December 31, 2011, 2010 and 2009, the US GAAP reconciling items related to deferred income tax in net (loss) income are as follows:

	For the year ended December 31,
	2011	2010	2009

Interest capitalized	1,783	1,783	1,783
Deferred income tax effect on the adjustment to present value of the notes	-	(1,469)	(1,835)
Acquisition of subsidiaries	(152,236)	-	-
Additional losses on assets held for sale and from sale of subsidiaries	40,407	-	-

Troubled debt restructuring	(9,546)	(9,893)	(15,645)
Accruals - ENRE penalties	-	-	(24,991)
Investments in marketable securities	154	2,554	(116)

Customers contributions	4,258	-	-

Other	(61)	101	(79)

Total effect of deferred income tax in net (loss) income from continuing operations	(115,241)	(6,924)	(40,883)

	As of December 31,
	2011	2010

Interest capitalized	(22,507)	(24,290)
Acquisition of subsidiaries	(152,236)	-
Defined benefit plans	10,192	3,548
Troubled debt restructuring and adjustment to present value of the notes	-	9,546
Additional losses on assets held for sale and from sale of subsidiaries	40,407	-
Customers contributions	4,258	-

Other	1,540	1,602
Total effect of deferred income tax in Equity (for continuing operations)	(118,346)	(9,594)

f)	Interest capitalized – net

Through December 31, 2005, the capitalization of financial costs was discretionary under Argentine GAAP. Thus, the Company capitalized financial costs in property, plant and equipments from 1997 to 2001 and subsequently discontinued such capitalization in 2001. As from January 1, 2006, and as required by CNV General Resolution N° 485, the capitalization of financial costs is mandatory, thus, the Company capitalized financial costs during the years ended December 31, 2011 and 2010.

Under US GAAP, the Company applied Topic ASC 835 “Interest” whereby interest capitalization on assets is mandatory for those assets which require a period of time to get them ready for their intended use. As such, the US GAAP reconciling ítem represents the additional depreciation of the interest capitalized during the period from January 1, 2002 through December 31, 2005.

The effect of this US GAAP adjustment on net income and shareholders’ equity are presented in the Note 32.I.m).

g)	Troubled debt restructuring and repurchases of debt

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

Additionally, for US GAAP purposes, the debt restructuring was completed on April 24, 2006, which was the date when the cash tender and early payment took effect and the new notes were issued. In addition to the reversal of the gain recognized under Argentina GAAP, interest expense from February 22, 2006 to December 31, 2011, was increased by approximately Ps. 149,617 million for US GAAP purposes. The tax basis of the new notes (before the adjustment to present value, see below) is the same as its carrying amount under Argentine GAAP which differs from the carrying amount under US GAAP as explained above. Thus, the deferred tax asset attributable to such difference amounting to Ps. 3,335 and Ps. 9,893 as of December 31, 2011 and 2010 respectively was included in deferred income tax in Note 32.I.m) below.

Gain on troubled debt restructuring, after the repurchases of financial debt, due to carrying amount exceeding future cash flows amounting to Ps. 66,803 as of December 31, 2007 also represents a reconciling item.

On December 13, 2010, the Company redeemed US$ 8.0 million principal amount of the outstanding Fixed Rate Par Notes due 2016, which generated a net gain amounting to Ps. 858 thousands and which has been reversed for US GAAP purposes. As a result of the redemption and other repurchases, the Company had no Fixed Rate Par Notes due 2016 outstanding at December 31, 2010.

On March 3, 2011, the Company redeemed US$ 12.7 million principal amount of the outstanding Floating Rate Par Notes due 2016, which generated a net gain amounting to Ps. 18,242 thousands and which has been reversed for US GAAP purposes. As a result of the redemption and other repurchases, the Company had no Floating Rate Par Notes due 2016 outstanding at December 31, 2011.

These notes constituted an “Early extinguishment of debt”. The cash flows showed that the carrying amount of the payable exceeded the future cash payments. As such, these facts implied that gains should have been recognized as of the date of the measurements of the debt amounting to Ps. 42,910, and 41,570, as of December 2011 and 2010, respectively (excluding the gain on debt restructuring already recognized in 2007).

The following items were reversed out under US GAAP for the year ended December 31, 2011 and 2010:

- the loss from the purchase and redemption of notes due in 2016 during 2007 (Ps. 10,2 million);

- the gain from the purchase and redemption of notes due in 2016 during 2008 (Ps. 55,2 million);

- the gain from the purchase and redemption of notes due in 2016 during 2009 (Ps. 46,2 million);

- the loss from the purchase and redemption of notes due in 2016 during 2010 (Ps. 0,7 million);

- the loss from the purchase and redemption of notes due in 2016 during 2011 (Ps. 25,3 million);

- the adjustment to present value of purchased and redeemed notes due in 2016 during 2007 (loss of Ps. 8,6 million);

- the adjustment to present value of purchased and redeemed notes due in 2016 during 2008 (gain of Ps. 9,0 million);

- the adjustment to present value of purchased and redeemed notes due in 2016 during 2009 (gain of Ps. 8,0 million);

- the adjustment to present value of purchased and redeemed notes due in 2016 during 2010 (gain of Ps. 1,6 million); and,

- the adjustment to present value of purchased and redeemed notes due in 2016 during 2011 (gain of Ps. 25,8 million).

Aditionally, as of December 31, 2011, 2010, and 2009, deferred tax assets amounting to 6,211, 1,469, and 1,835, respectively were recognized under Argentine GAAP as a temporary difference generated by the adjustment to present value of the notes repurchased and by the redeemed notes, respectively, which amounts were also reversed under US GAAP.

The deferred income tax effect on the trouble debt restructuring (including the adjustment to present value) amounting to 9,546 was recorded for US GAAP purposes.

The effect of these US GAAP adjustments on net (loss) income and shareholders’ equity is presented in the Note 32.I.m) below.

h)	Investments in marketable securities

Under Argentine GAAP, the Company’s investments in debt and equity securities are carried at market value with unrealized gains and losses, if any, included in the consolidated statement of operations.

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

			Gross Unrealized
December 31, 2011	Cost	Fair Value	Gain	Loss
Money Market Funds	58,463	58,903	440	-
Corporate Debt Securities	2,132	2,132	-	-
Total	60,595	61,035	440	-

Under US GAAP, as of December 31, 2011, the Company has assessed if an other-than-temporary impairment existed. No other-than-temporary impairment exists since none of the conditions prescribed by Topic ASC 320-10-35-33A through 33I were complied with.

			Gross Unrealized
December 31, 2010	Cost	Fair Value	Gain	Loss
Government Bonds	115,616	117,458	1,842	-
Money Market Funds	102,639	102,415	-	(224)
Corporate Debt Securities	425,156	430,836	5,680	-
Total	643,411	650,709	7,522	(224)

The maturities as of December 31, 2011, of the available-for-sale Corporate Debt Securities included in the balance sheet were as follows:

	Carrying value	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 years but within 10 years

Corporate Debt Securities	2,132	2,132	-	-

i)	Trust Consolidation

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

On September 3, 2009, the discretionary trust was dissolved and the trust property was liquidated and transferred to the Company. As such, during 2009 under US GAAP this adjustment was reversed. The effect of these US GAAP adjustments on net income and shareholders’ equity is presented in the Note 32.I.m) below.

j)	Customer contributions

This reconciling item corresponds to the recognition of the customer contributions received by EDEN, subsequently to its acquisition by the Company, at the year end. See further explanation in Note 32.I.a) a).

k)	Acquisition of additional non-controlling interest

As further explained in Notes 27 and 28, the Company acquired additional interst in EMDERSA (1.3%) during 2011. This reconciling item corresponds to the acquisition of additional non-controlling interest in subsidiaries that under Argentine GAAP was accounted for by increasing negative goodwill by the difference between the fair value of the non-controlling interest acquired and the consideration paid. Under US GAAP, such difference was reclassified into “Additional paid-in capital” as this transaction qualifies as an equity transaction.

l)	Non-controlling interest

This reconciling item corresponds to the effect over non-controlling interest of the above explained adjustments. The following tables show the reconciliation of non-controlling interest in net loss and shareholders’ equity:

Equity
Minority interest under Argentine GAAP	56,869
Bargain purchase	(4,773)
Customer contributions	(791)
Defined benefit plan	(1,003)

Non-controlling interest under US GAAP	50,302

Loss for the year
Minority interest under Argentine GAAP	18,240
Bargain purchase	(4,773)
Customer contributions	(791)

Non-controlling interest under US GAAP	12,676

m)	Effects of conforming to US GAAP

The reconciliation of reported (loss) net income required to conform to US GAAP is as follows:

	For the year ended December 31,
	2011	2010(*)	2009(*)

Net (loss) income under Argentine GAAP	(435,397)	(49,053)	117,623

Acquisition of subsidiaries (Note 32.I.a)	434,959	-	-
Additional losses on assets held for sale and from sale of subsidiaries (Note 32.I.b)	(172,838)	-	-
Reversal of negative goodwill (Note 32.I.c)	(12,340)	-	-
Transaction cost (Note 32.I.d)	(4,269)	-	-
Deferred income tax (Note 32.I.e)	(115,241)	(6,924)	(40,883)
Interest capitalized – net (Note 32.II.b)	(5,095)	(5,095)	(5,095)
Trouble debt reestructuring and repurchases of debt (Note 32.II.c)	27,275	32,463	49,944
Investments in marketable securities (Note 32.I.h)	(440)	(7,298)	332
Trust consolidation (Note 32.I.i)	-	-	(49,015)
Customers contributions (Note 32.I.j)	(12,165)
Non-controlling interest (Note 32.I.l)	5,564	-	-
Other	175	175	175

Net (loss) income under US GAAP attributable to EDENOR shareholders’	(289,812)	(35,732)	73,081

Non-controlling interest under US GAAP (Note 32.I.l)	12,676	-	-

Net (loss) income under US GAAP	(277,136)	(35,732)	73,081

(*) It corresponds to the balances at December 31, 2010 and 2009 included in the financial statements as of December 31, 2011, including the recognition of the permanent difference related to the inflation adjustment over property, plant & equipment as a deferred tax liability, which under Argentine GAAP was required to be recognized in connection with the adoption of IFRS. See further explanation in note 3.m).

The reconciliation to conform shareholders’ equity amounts under Argentine GAAP to Equity under US GAAP is as follows:

	As of December 31,
	2011	2010(*)

Shareholders' equity under Argentine GAAP	1,314,518	1,749,915

Acquisition of subsidiaries (Note 32.I.a)	434,959	-
Additional losses on assets held for sale and from sale of subsidiaries (Note 32.I.b)	(172,838)	-
Reversal of negative goodwill (Note 32.I.c)	(12,340)	-
Transaction cost (Note 32.I.d)	(4,269)	-
Deferred income tax (Note 32.II.a)	(118,346)	(9,594)
Interest capitalized – net (Note 32.II.b)	64,305	69,399
Trouble debt restructuring and repurchases of debt (Note 32.II.c)	-	(27,275)
Pension Plan (Note 32.II.d)	(29,120)	(10,136)
Customers contributions (Note 32.I.j)	(12,165)	-
Acquisition of additional non-controlling interest (Note 32.I.k)	3,452	-
Non-controlling Interest (Note 32.I.l)	6,567	-
Other	(4,118)	(4,293)

Equity under US GAAP attributable to EDENOR shareholders’	1,470,605	1,768,016

Non-controlling interest under US GAAP (Note 32.I.l)	50,302	-

Equity in accordance with US GAAP	1,520,907	1,768,016

(*) It corresponds to the balances at December 31, 2010 included in the financial statements as of December 31, 2011, including a restatement due to the recognition of the permanent difference related to the inflation adjustment over property, plant & equipment, which under Argentine GAAP was required to be recognized in connection with the adoption of IFRS. See further explanation in note 3.m).

The changes in Equity under US GAAP as of December 31, 2011 and 2010 are as follows:

	For the year ended December 31,
	2011	2010

Equity under US GAAP - Beginning balance	1,768,016	1,801,449

Net loss for the year attributable to Edenor shareholders’	(289,812)	(35,732)
Additional paid-in capital	3,452	-
Other Comprehensive (loss) income - Pension Plan, net of tax and Investments in marketable securities, net of tax (Note 32.II.o)	(11,051)	2,299
Non-controlling interest (Note 32.I.l )	50,302	-

Equity under US GAAP - Ending balance ((Note 32.I.m)	1,520,907	1,768,016

II.	Additional disclosure requirements

a)	Deferred income taxes

The benefit for income taxes included in the condensed statement of income and accounted for in accordance with US GAAP is as follows:

	As of December 31,
	2011	2010(*)	2009(*)
Income tax under Argentine GAAP:
Current income tax	(40,266)	(16,235)	(95,570)
Other adjustments	1,442	-	1,636
Deferred income tax - benefit	16,376	42,349	41,603
Total income tax benefit (expense) under Argentine GAAP	(22,448)	26,114	(52,331)

US GAAP adjustments:

Interest capitalized	1,783	1,783	1,783
Deferred income tax effect on the adjustment to present value of the notes	-	(1,469)	(1,835)
Bargain purchase	(152,236)	-	-
Deferred income tax effect on troubled debt restructuring and repurchases of debt	(9,546)	(9,893)	(15,645)
Accruals - ENRE Penalties	-	-	(24,991)
Investments in marketable securities	154	2,554	(116)
Additional loss on assets held for sale	40,407
Customers contributions	4,258
Others	(61)	101	(79)
Discontinued operations and Additional loss on assets held for sale [1]	(22,952)	-	-

US GAAP adjustments	(138,193)	(6,924)	(40,883)

Increase of the allowances for impairment of value of deferred tax assets	-	-	-

US GAAP adjustments including increase of the allowance for impairment of value of deferred tax assets	(138,193)	(6,924)	(40,883)

Income tax (expense) benefit from continuing operations under US GAAP	(160,641)	19,190	(93,214)

(*) It corresponds to the balances at December 31, 2010 included in the financial statements as of December 31, 2011, including a restatement due to the recognition of the permanent difference related to the inflation adjustment over property, plant & equipment, which under Argentine GAAP was required to be recognized in connection with the adoption of IFRS. See further explanation in note 3.m).

1. It corresponds to the reclassification of the income tax related to the discontinued operations and loss from assets held for sale, to the single line item below net loss from continuing operations.

	As of December 31,
	2011	2010	2009

Decrease (Increase) of the valuation allowance of value of deferred tax assets under Argentine GAAP	(176,003)	-	-
US GAAP adjustments	-	-	-
Variation of the valuation allowance under US GAAP	(176,003)	-	-

Deferred tax assets (liabilities) as of December 31, 2011 are summarized as follows:

	As of December 31, 2011
	Argentine GAAP balance	US GAAP adjustment	US GAAP balance

Deferred tax assets
Tax losses carry forward	169,477	-	169,477
Accruals	198,180	11,633	209,813
Other non-current assets	40,650	-	40,650
Differences in basis in basis relating to purchase accounting	-	24,557	24,557
Additional loss on assets held for sale	-	40,407	40,407
Customers contributions’	-	4,258	4,258
Others	6,390	-	6,390
Total deferred tax assets	414,697	80,855	495,552

Allowance for impairment of value of differed tax assets	(176,003)	-	(176,003)
Total deferred tax assets, net	238,694	80,855	319,549

Deferred tax liabilities
PP&E and others	(518,462)	(180,962)	(699,424)
Total deferred tax liabilities	(518,462)	(180,962)	(699,424)

Total net deferred tax assets (liabilities)	(279,768)	(100,107)	(379,875)

1. It corresponds to the reclassification of the income tax related to the discontinued operations, to the single line item below net loss form continuing operations.

Deferred tax assets (liabilities) as of December 31, 2010 are summarized as follows:

	As of December 31, 2010
	Argentine GAAP balance (*)	US GAAP adjustment	US GAAP balance

Deferred tax assets
Tax losses carry forward	11,586	-	11,586
Accruals	175,143	5,051	180,194
Troubled debt restructuring and repurchases of debt	-	3,335	3,335
Others	442	-	442
Total deferred tax assets, net	187,171	8,386	195,557

Deferred tax liabilities
PP&E and others	(440,988)	(17,980)	(458,968)
Total deferred tax liabilities	(440,988)	(17,980)	(458,968)

Total net deferred tax assets (liabilities)	(253,817)	(9,594)	(263,411)

(*) It corresponds to the balances at December 31, 2010 included in the financial statements as of December 31, 2011, including a restatement due to the recognition of the permanent difference related to the inflation adjustment over property, plant & equipment, which under Argentine GAAP was required to be recognized in connection with the adoption of IFRS. See further explanation in note 3.m).

A reconciliation of the Argentine Statutory Income Tax rate to the Company’s effective tax rate on net (loss) income is as follows:

	As of December 31,
	2011	2010	2009

Income tax calculated at tax rate on net income from continued operations before taxes under US GAAP	(7,327)	19,222	(58,203)

Permanent differences:
Effect of Trust consolidation	-	-	(17,155)
Loss from sale of subsidiary	24,549	-	-
Other non-deductible expenses	(1,860)	(32)	(17,856)
Subtotal	15,362	19,190	(93,214)
Variation of the valuation allowance under US GAAP	(176,003)	-	-
Income tax (expense) benefit from continuing operations under US GAAP	(160,641)	19,190	(93,214)

US GAAP deferred tax assets (liabilities) as of December 31, 2011 and 2010 breakdowns are summarized below:

	As of December 31, 2011
	Total	Current	Non Current

Total deferred tax assets	495,552	1,907	493,645
Total deferred tax liabilities	(699,424)	(61,385)	(638,039)
Allowance for impairment of value of deferred tax assets	(176,003)	-	(176,003)
Total net deferred tax liabilities	(379,875)	(59,478)	(320,397)

	As of December 31, 2010
	Total	Current	Non Current

Total deferred tax assets, net	195,557	1,622	193,935
Total deferred tax liabilities	(458,968)	(30,888)	(428,080)
Total net deferred tax liabilities	(263,411)	(29,266)	(234,145)

b)	Interest capitalized – net

In accordance with ASC topic 835, interests on loans related to works in progress has been capitalized on the qualifying asset (assets that require an extended period of time to acquire or produce), during the term of construction until they were in condition to be used, as follows:

	As of December 31,
	2011	2010	2009
Interest expense incurred under US GAAP	184,476	103,782	139,193
Interest capitalized under US GAAP	16.132	19,522	24,966

Effect on US GAAP adjustment in net income is as follows:

	For the year ended December 31,
	2011	2010	2009
Depreciation of interest capitalized (Note 32.I.f)	(5,095)	(5,095)	(5,095)

Effect on US GAAP adjustment on shareholders’ equity is a follows:

	As of December 31
	2011	2010
Interest capitalized	125,295	125,295
Depreciation on interest capitalized	(60,990)	(55,896)
Interest capitalized – net (Note 32.I.f)	64,305	69,399

c)	Troubled debt restructuring and repurchases of debt

The reconciliation between consolidated financial debt under US GAAP and Argentine GAAP as of December 31, 2011 and 2010 is as follows:

	As of December 31,
	2011	2010

Financial debt (current and non current) under Argentine GAAP	1,248,907	1,089,221

Waiver of principal	55,314	55,314
Waiver of unpaid accrued interest	77,658	77,658
Waiver of unpaid accrued penalties	65,726	65,726
Adjustment to present value of the notes	-	17,745
Interest expense	149,617	116,733

Loss from the purchase and redemption of notes 2016 during 2007	(10,228)	(10,228)
Gain from the purchase and redemption of notes 2016 during 2008	55,185	55,185
Gain from the purchase and redemption of notes 2016 during 2009	46,182	46,182
Loss from the purchase and redemption of notes 2016 during 2010	(743)	(743)
Loss from the purchase and redemption of notes 2016 during 2011	(25,260)	-
Adjustment to present value of purchased and redeemed notes 2016 during 2007	(8,632)	(8,632)
Adjustment to present value of purchased and redeemed notes 2016 during 2008	8,980	8,980
Adjustment to present value of purchased and redeemed notes 2016 during 2009	7,932	7,932
Adjustment to present value of purchased and redeemed notes 2016 during 2010	1,601	1,601
Adjustment to present value of purchased and redeemed notes 2016 during 2011	25,757	-
Gain on debt restructuring	(66,803)	(66,803)
Gain on early extinguishment of debt	(382,286)	(339,375)

Financial debt (current and non current) under US GAAP	1,248,907	1,116,495

Total impact in Equity under US GAAP (Note 32.I.g)	-	27,275

Effects of US GAAP adjustments in net income under Argentine GAAP are as follows:

	For the year ended December 31,
	2011	2010	2009
Loss on early extinguishment of debt	42,911	41,570	150,269
Interest expense and exchange differences	(32,884)	(12,447)	(51,454)
Adjustment to present value of notes	17,745	4,198	5,243
Adjustment to present value of purchased and redeemed notes due in 2016	(25,757)	(1,601)	(7,932)
Loss (Gain) from the purchase and redemption of notes due in 2016	25,260	743	(46,182)
Total impact in net (loss) income (Note 32.I.g)	27,275	32,463	49,944

d)	Pension plan

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

The components of net periodic benefit cost under Argentina GAAP and US GAAP for 2011, 2010 and 2009 are as follows:

	As of December 31,
	2011	2010	2009
Components of net year benefit cost
Service cost	3,211	1,828	1,608
Interest cost	12,915	7,825	4,843
h) Recognized net actuarial loss	(1,732)	814	1,314
Net year benefit cost	14,394	10,467	7,765

The changes in benefit obligations for the years ended December 31, 2011 and 2010 are as follows:

	As of December 31,
	2011	2010
Benefit obligation - beginning of year	67,922	31,195
Service cost	3,211	1,828
Interest cost	12,915	7,825
Actuarial loss	18,444	4,572
Benefits paid to participants	(7,737)	(3,928)
Benefit obligation – end of year	94,755	41,492

As of December 31, 2011, 2010 and 2009, the Company recognized net of tax charges of 12,340, and 2,445 and a net gain of 1,430, respectively, as adjustment to accumulated other comprehensive gain/loss corresponding to the net actuarial gain/loss for the year.

The following table shows changes in accumulated other comprehensive gain/loss for the years ended December 31, 2011, 2010 and 2009:

	Net of tax	Tax effect	Gross amount

Balance as of January 31, 2009	5,573	(3,002)	8,575
Net actuarial loss (gain) for the year 2009	(1,430)	770	(2,200)
Balance as of December 31, 2009	4,143	(2,232)	6,375
Net actuarial loss (gain) for the year 2010	2,445	(1,316)	3,761
Balance as of December 31, 2010	6,588	(3,548)	10,136
Net actuarial loss (gain) for the year 2011	12,340	(6,644)	18,984
Balance as of December 31, 2011	18,928	(10,192)	29,120

The following yearly pension benefits payments are expected to be made:

2012	18,401
2013	10,719
2014	11,690
2015	12,077
2016	11,831
2017-2021	55,334

The components of the projected net periodic pension benefit costs for 2012 are as follows:

Service cost	3,211
Interest cost	12,915
Amortization of net actuarial loss	(1,732)
Net year benefit cost	14,394

The following table shows the effect of a 1% change in discount rate on our projected benefit obligation for the periods indicated:

	As of December 31,
	2011	2010	2009
Projected benefit obligation	94,755	41,492	31,195
Effect of a one-percentage-point increase	90,056	39,470	29,676
Effect of a one-percentage-point decrease	99,788	43,804	32,935

Assumptions

	2011	2010	2009
Weighted - discount rate	30,0%	24.0%	25.0%
Weighted - salary increase	23.0%	15.0%	15.0%
Weighted - long term inflation	22.0%	18.0%	11.5%

Actuarial Method: Projected Unit Credit Method

The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits.

e)	Trust Consolidation

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

f)	Basic and diluted (losses) earnings per share

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

The following tables set forth the computation of basic and diluted (loss) earnings per common share under US GAAP for the years presented:

	For the years ended December 31,
(Loss) Earnings per share from continuing operations	2011	2010	2009

Numerator:
Net (loss) income for the year from continuing operations	(139,706)	(35,732)	73,081

Denominator:
Weighted average number of shares used in basic EPS	897,042,600	897,042,600	897,042,600

(Loss) Earnings per share from continuing operations – basic and diluted	(0.156)	(0.040)	0.081

	For the years ended December 31,
(Loss) per share from discontuing operations	2011	2010	2009

Numerator:
Net loss for the year from discontinuing operations	(137,430)	-	-

Denominator:
Weighted average number of shares used in basic EPS	897,042,600	897,042,600	897,042,600

(Loss) per share from discontinuing operations – basic and diluted	(0.153)	-	-

There are no potential dilutive equity shares.

g)	Segment information

US GAAP requires reporting of selected information about operating segments in financial reports to its shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the Chief Operating Decision Maker(s) in deciding how to allocate resources and assess performance.

Disclosure requirements under US GAAP do not differ from those required under Argentine GAAP (see further information in Note 6), except for the disclosure of discontinued operations. However, discontinued operations by segment correspond to Emdersa segment, which has been shown above, in the statement of operations within discontinued operations.

Under US GAAP, for the year ended December 31, 2011, the segment of EMDERSA has been discontinued, and it has been classified as held for sale. As such, the statement of operations under US GAAP includes: i) Net loss for the year from discontinued operations attributable to Edenor's shareholders' amounted to 74,141, and ii) Net gain for the year from discontinued operations attributable to non-controlling shareholders' amounted to 6,851.

h)	Discontinued operations

The Company’s Management decided to divest in certain assets, as such and complying with the requirements of ASC 205-20 it classified the assets of EMDERSA and EMDERSA Holding as assets and liabilities (separately) held for sale. See further information in note 25.

Under Argentine GAAP the Company classified assets and liabilities held for sale, related to EMDERSA and EMDERSA Holding companies, in a single line item within current assets. Under US GAAP assets and liabilities held for sale should be disclosed separately in the face of the balance sheet (see Note 32.II.k (condensed balance sheet). Moreover, under Argentine GAAP, discontinued operations have been consolidated in the statement of operations on a line-by-line basis and a note to the financial statements has been included to disclose the related statement of income of such discontinued operations. Under US GAAP discontinued operations and continuing operations should be separately disclosed in the statement of operations(see Note 32.II.k (condensed statements of operations).

i)	Cash flows information

Under Argentine GAAP, the Company is required to present the consolidated statements of cash flows in the primary consolidated financial statements in accordance with TR 9, as amended. Guidance set forth in TR 9 (as amended) is similar to the guidelines set forth in ASC 230 “Statement of Cash Flows”.

As described in Note 8, the Company considers all highly liquid investments to be cash equivalents.

Under US GAAP, following Topic 230 “Statement of Cash Flows” (ASC 230), the Company classified its investments in Corporate Debt Securities as investing activities. As their maturity occurs beyond 3 months, the Corporate Debt Securities are not included as part of cash equivalents.

Under Argentine GAAP, the Company classified as financing activities purchases and sales of debt securites, other than cash equivalents.

Under US GAAP, following ASC 230 and Topic ASC 320 “Investments - Debt and Equity Securities”, the Company classified those transactions as investing activities.

The following table presents the reconciliation of the condensed statements of cash flows between Argentine GAAP and US GAAP:

Reconciliation of cash flows under Argentine	For the years ended as of December 31,
GAAP and US GAAP	2011	2010	2009

Net cash flow provided by operating activities under Argentine GAAP	511,751	526,928	667,977
Reclasification from operating activities to investing activities:
Effect of exchange rate changes on cash and cash equivalents	(3,283)	(10,119)	(7,021)
Net cash flow provided by operating activities under US GAAP	508,468	516,809	660,956

Net cash flow used in investing activities under Argentine GAAP	(975,216)	(381,335)	(404,165)
Decrease (Increase) in current and non-current investments	-	-	13,614
Corporate debt securities classified as cash equivalents under Argentina GAAP	428,704	(382,312)	(48,524)
Net cash flow used in investing activities under US GAAP	(546,512)	(763,647)	(439,075)

Net cash flow used in financing activities under Argentine GAAP	(80,387)	302,878	(161,839)
(Decrease) Increase in current and non-current investments	-	-	(13,614)
Net cash flow used in provided by financing activities under US GAAP	(80,387)	302,878	(175,453)

Net (decrease) increase in cash and cash equivalents under US GAAP	(115,148)	66,159	53,449

Effect of exchange rate changes on cash and cash equivalents	3,283	10,119	7,021

Net increase in cash and cash equivalents under US GAAP after effect of exchange rate changes on cash and cash equivalents	(118,431)	56,040	46,428

Cash and cash equivalents at the beginning of the year	246,007	179,848	126,399
Cash and cash equivalents at the end of the year	130,859	246,007	179,848

F-118

	2011	2010	2009

Cash and cash equivalents under Argentine GAAP (Note 19)	132,991	676,843	228,372
Corporate debt securities – Not qualified as cash equivalent under US GAAP (Note 32.I.h)	(2,132)	(430,836)	(48,524)
Cash and cash equivalents under US GAAP	130,859	246,007	179,848

j)	Fair value measurements

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

The Company has various financial instruments that must be measured under ASC Topic 820 including: certain money market funds, bonds, marketable securities; and derivatives. None of its current non-financial assets or non-financial liabilities must be measured at fair value on a recurring basis. The Company measures its financial assets and liabilities using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:

•	Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities accessible at the measurement date.

•	Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs)

•	Level 3 includes unobservable inputs that reflect the Company’s assumptions about the assumptions that market participants would use in pricing the asset or liability. The Company develops these inputs based on the best information available, including its own data.

In accordance with the fair value hierarchy, the following table shows the fair value as of year-end 2011, of those financial assets that must be measured at fair value and were classified as “Investments” and “Loans”:

	Fair value measurements as of December 31, 2011
Description	Balance as of December 31, 2011	Level 1	Level 2	Level 3
Assets
Money market funds	58,903	58,903	-	-
Corporate Debt Securities	2,132	2,132	-	-
Derivatives	1,316		1,316

	Fair value measurements as of December 31, 2010
Description	Balance as of December 31, 2010	Level 1	Level 2	Level 3
Assets
Money market funds	117,458	117,458	-	-
Equity Securities	102,415	102,415
Corporate Debt Securities	430,836	430,836	-	-
Liabilities
Derivatives	7,253		7,253

Company’s financial assets included in Level 1 are valued using market prices on active markets. Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets. Derivative instruments included in Level 2 are valued at fair value obtained from readily-available pricing sources for comparable instruments. As of December 31, 2011 and 2010, the Company did not have any assets or liabilities without observable market values that would require a high level of judgment to determine fair value (level 3).

The unrealized net gains on short-term investments are reported as a component of other comprehensive income.

As of December 31, 2011, the carrying value of the Company’s cash and cash equivalents approximated their fair value which was held primarily in bank deposits and there were no financial liabilities measured at fair value. For the years ended December 31, 2011 and 2010, the Company held no direct investments in auction rate securities, collateralized debt obligations, structured investment vehicles or mortgage-backed securities.

k)	Consolidated Statement of Income classification differences between Argentine GAAP and US GAAP

Net Sales

Under Argentine GAAP, penalties have been deducted from sales. For US GAAP purposes, penalties are included as transmission and distribution expenses and selling expenses (amounting to 81,058, 80,006 and 58,500 for the years ended December 31, 2011, 2010 and 2009).

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

Under Argentine GAAP, the electricity distributed to shantytowns was recorded as sales. Under US GAAP the conditions to recognize revenue are not met, thus, such sales have been eliminated in the Consolidated Statement of Operations (amounting 28,600).

As a result of these differences, net sales under US GAAP would have been 2,853,229, 2,253,650 and 2,163,316 for the years ended December 31, 2011, 2010 and 2009, respectively.

Gross margin

Under Argentine GAAP, transmission and distribution expenses have been included within operating expenses, but excluded from gross margin calculation. Under US GAAP, such expenses have been included within gross margin calculation.

Under US GAAP, interest capitalization adjustment amounting to 5,095 has been included as Transmission and Distribution expenses.

Under Argentine GAAP, the electricity distributed to shantytowns was recorded as sales. Under US GAAP the conditions to recognize revenue are not met, thus, such sales have been eliminated in the Consolidated Statement of Operations (amounting 28,600).

Furthermore, certain other income and expenses such as acrrued litigation, voluntary retirements, and expenses from technical services, amoung others (amounting to 18,024) have been reclassified into Transmission and Distribution expenses in order to enhace disclosure.

As a result of these differences, gross margin under US GAAP would have been 393,859, 452,125 and 535,970 for the years ended December 31, 2011, 2010 and 2009, respectively.

Net operating income

Under Argentine GAAP, certain operating expenses such as accrued litigation, voluntary retirements, expenses from technical services and commissions on municipal taxes collection, have been included as other expenses - net, excluded from operating income. Under US GAAP, such expenses have been included as operating expenses - net.

Under Argentine GAAP the excess of fair value of net assets acquired over consideration paid and non-controlling interest has been considered as negative goodwill and amortized amounting to 12,340. Under US GAAP, these acquisitions gave rise to a bargain purchase amounting to 434,959.

Under Argentine GAAP, loss on assets held for sale includes the difference between carrying amount and fair value less cost to sale of EGSSA (subsidiary of EMDERSA Group), company for which Pampa Energía has offered to buy from Edenor. Under US GAAP, considering that this sale transaction when consummated would be a common control transaction, such loss has been classified as an impairment loss over EGSSA.

As a result of these differences, net operating income (expense) under US GAAP would have been 187,190, 79,746 and 241,295 for the years ended December 31, 2011, 2010 and 2009, respectively.

Financial income (expense), net

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

In addition, under US GAAP, Financial income (expense), net includes the adjustment of Troubled Debt Restructuring and Repurchases of Debt described in Note 32.I.g), the reversal of the gain obtained by the Trust under Argentine GAAP as described in Note 32.I.i) and the adjustment related to unrealized gain (loss) on available-for-sale investments described in Note 32.I.h).

As a result of these disclosure differences, Financial (expense) income, net under US GAAP would have been losses of 236,395, 134,668 and 75,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Under US GAAP, the results from discontinued operations (EMDERSA and EMDERSA HOLDING) amounting to 42,693, have been deducted from the Consolidated Statement of Operations.

The condensed consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009 under US GAAP are as follows:

	For the year ended December 31,
	2011	2010	2009

Net sales / Services revenues	2,853,219	2,253,650	2,163,316
Electric power purchases	(1,341,591)	(1,069,747)	(1,003,362)
Transmission and Distribution Expenses	(1,117,769)	(731,778)	(623,984)
Gross margin	393,859	452,125	535,970
Operating expenses, net	(136,529)	(372,379)	(294,675)
Net operating (loss) income	257,330	79,746	241,295
Financial income	61,980	88,942	229,210
Financial expenses	(298,375)	(223,610)	(304,210)
Net (loss) income from continued operations before income tax and non-controlling interest	20,935	(54,922)	166,295
Income tax (expense) / benefit from continued operations	(160,641)	19,190	(93,214)
Less: Net gain from continued operations attributable to non-controlling interest	5,825	-	-
Net (loss) gain from continued operations attributable to Edenor shareholders’	(145,531)	(35,732)	73,081
Loss from discontinued operations before income tax and non-controlling interest	(160,382)	-	-
Income tax from discontinued operations	22,952	-	-
Loss on discontinued operations attributable to Edenor shareholders’	(144,281)	-	-
Less: Net gain on discontinued operations attributable to non-controlling interest	6,851	-	-
Net (loss) income under US GAAP attributable to EDENOR shareholders’	(289,812)	(35,732)	73,081
Net gain under US GAAP attributable to non-controlling interest	12,676	-	-
(Loss) Earning per share from continuing operations – Basic and diluted	(0.156)	(0.040)	0.081
(Loss) Earning per share from discontinuing operations – Basic and diluted	(0.153)	-	-

The consolidated condensed balance sheets under US GAAP as of December 31, 2011 and 2010 are as follows:

	As of December 31,
	2011	2010

Asset group held for sale	1,138,757	-
Other current assets	935,489	1,155,425
Property, plant and equipment, net	4,798,446	3,754,590
Other non-current assets (Note 32.I.a)	223,710	274,599
Liability group held for sale	922,226	-
Other current liabilities	1,328,582	818,099
Non-current liabilities (Note 32.I.a)	3,324,687	2,598,499
Equity (Note 32.I.a)	1,520,907	1,768,016

Summary of Consolidated Equity in accordance	For the year ended December 31,
with US GAAP	2011	2010

Common stock	1,902,944	1,902,944
Treasury stock	(6,130)	(6,130)
Additional paid-in capital	28,422	24,970
Legal Reserve	64,008	64,008
Accumulated deficit (Note 32.I.a)	(208,023)	(185,822)
Net loss for the year attributable to Edenor shareholders’	(289,812)	(35,732)
Other Comprehensive Income	(11,051)	2,299
Accumulated Other Comprehensive Income	(9,753)	1,479
Non- Controlling Interest	50,302	-

Total Equity (Note 32.I.a)	1,520,907	1,768,016

l)	Valuation of Property, plant and equipment

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

Based on the foregoing, there is no difference between US GAAP and Argentine GAAP.

m)	ASC 740 Income Taxes

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

n)	Accounting for stock transferred by Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees (Note 17).

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

There have been no additional grants of stocks to employees since September 1, 1992.

o)	Comprehensive income

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

The following table summarizes the components of comprehensive (loss) income for the years ended December 31, 2011, 2010 and 2009:

	For the year ended December 31,
	2011	2010	2009

Net (loss) income under US GAAP	(289,812)	(35,732)	73,081

Other comprehensive (loss) income:

Unrealized gains and losses - Available for sale securities (net of a tax effect of 154, 2,554 loss and 116 benefit , for 2011, 2010 and 2009, respectively)	286	4,744	(216)
Pension plan (net of a tax effect of 6,644, 1,316 benefit, and 770 loss, for 2011, 2010 and 2009, respectively)	(11,337)	(2,445)	1,430
Comprehensive (loss) income	(300,863)	(33,433)	74,295
Less: Other comprehensive income attributable to non-controlling interest	(1,003)	-	-
Less: Comprehensive income attributable to non-controlling interest	11,673	-	-
Comprehensive (loss) income attributable to Edenor	(290,193)	(33,433)	74,295

The following table summarizes the components of accumulated other comprehensive (loss) income for the years ended December 31, 2011, 2010 and 2009:

	For the year ended December 31,
	2011	2010	2009

Accumulated gross unrealized gain on Available for sale securities	12,850	12,410	5,112
Accumulated estimated tax (loss) on Available for sale securities	(4,498)	(4,343)	(1,789)
Accumulated gross pension plan	(28,117)	(10,136)	(4,143)
Accumulated estimated tax benefit (loss) on pension plan	10,192	3,548	1,450

Accumulated other comprehensive (loss) income	(9,573)	1,479	630

p)	Business combination

The following table summarizes the consideration paid for EMDERSA and AESEBA and the amounts of the assets acquired recognized at the acquisition date, as well as the fair value at the acquisition date of the non-controlling interest in EMDERSA and AESEBA.

The following breakdown summarizes the acquisitions of both EMDERSA and AESEBA:

Assets	2,366,312
Cash and banks	55,316
Investments	63,727
Trade receivables	246,234
Supplies	4,256
Property, plant and equipment	1,872,050
Others	124,729
Liabilities	(1,135,772)
Trade accounts payable	(257,770)
Loans	(451,199)
Salaries and social security taxes	(69,411)
Taxes	(176,305)
Others	(181,087)
Net assets acquired	1,156,765
Consideration paid	561,953
Non-controlling interest	159,853
Bargain purchase	434,959

The fair value of the non-controlling interest in both EMDERSA and AESEBA, have been estimated by applying an income approach. This fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as described in Section 820-10-35.

q)	Proforma (unaudited)

The amounts of EMDERSA and AESEBA's revenues and earnings included in EDENOR's Consolidated Statement of Operations for the year ended December 31, 2011, and the revenue and earnings of the combined entity had the acquisition date been January 1, 2011, or January 1, 2010, are as follows.

	For the year ended December 31,
	2011	2010
Net Sales / Services revenues	3,279,157	2,720,891
Net income (loss)	(354,879)	233,919

r)	Recently issued accounting pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." This update clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This update is effective on a prospective basis for the Company's annual and interim reporting periods beginning on January 1, 2012. The Company does not expect that adoption of this standard will have a material impact on its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income." ASU No. 2011-05 provides guidance to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in OCI. The FASB has eliminated the option to present OCI as part of the statement of changes in stockholders' equity. This ASU will require either the addition of OCI to the current statement of operations for one single statement of comprehensive income or the addition of a statement that presents total OCI. This ASU is effective for the interim or annual periods beginning after December 15, 2011.

This accounting standard is not expected to have a material effect on the Company's consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, "Disclosures about Offsetting Assets and Liabilities".  The amendments in this Update affect all entities that have financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement. The requirements amend the disclosure requirements on offsetting in Section 210-20-50.  The amendments in this Update require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. This accounting standard is not expected to have a material effect on the Company's consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05". In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income". Both ASU's are effective for annual reporting periods beginning after December 15, 2011. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in equity. In addition, items of other comprehensive income that are reclassified to profit or loss are required to be presented separately on the face of the financial statements. This guidance is intended to increase the prominence of other comprehensive income in financial statements by requiring that such amounts be presented either in a single continuous statement of income and comprehensive income or separately in consecutive statements of income and comprehensive income. ASU 2011-12 defers the changes in ASU 2011-05 that pertain to how, when and where reclassification adjustments are presented. The Company's adoption of these standards is not expected to have a material impact on its consolidated financial statements.

