Form 20-F/A
period 2011-12-31
EDENOR
filed 2012-12-19
CIK 1395213

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A

AMENDMENT NO. 1 TO
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

Leandro Carlos Montero Tel.: +54 11 4346 5127 / Fax: +54 11 4346 5325 Avenida Del Libertador 6363 (C1428ARG) Buenos Aires, Argentina Chief Financial Officer

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 462,292,111 Class A Common Shares, 442,210,385 Class B Common Shares and 1,952,604 Class C Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐ No☑

Note:  Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑ No☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:  U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).  Yes ☐ No☑

TABLE OF CONTENTS
Page

Explanatory Note	1

ITEM 3: Key Information	2

ITEM 18. Financial Statements	27

ITEM 19. Exhibits	28

Dated Signature Page of the 20-F

Signature Page

i

EXPLANATORY NOTE

We filed our annual report on Form 20-F for the fiscal year ended December 31, 2011 (which we refer to as the 20-F) on April 26, 2012. This Amendment No. 1 to our 20-F (which we refer to as Amendment No. 1) is being filed solely for the reasons set forth below:

1.	To revise the signature page of the 20-F to include a dated signature page;

2.	To revise the certifications of the CEO and CFO filed as exhibits 12.1, 12.2 and 13.1 of the 20-F to include signed and dated certifications;

3.	To amend Item 3 “Key Information” only for purposes of revising the table “statement of operations data -US GAAP” on page 4 of the 20-F in light of the revision described under item 4.e below; and

4.	To revise Item 18 “Financial Statements” of the 20-F solely for the reasons set forth below:

a. to include the consolidated statements of changes in shareholders’ equity on page F-6 of the consolidated financial statements;

b. to include the qualitative factors that led to a gain on a bargain purchase on page F-103 of the consolidated financial statements;

c. to include changes in equity under US GAAP for the year ended December 31, 2009 on page F-112 of the consolidated financial statements;

d. to appropriately reconcile the end of year balance as of December 31, 2010 and the beginning of year balance as of January 1, 2011 of the Company's benefit obligations on pages F-119 and F-120 of the consolidated financial statements;

e. to include EPS under US GAAP that excludes the portion of the income attributable to the non-controlling interest in our less-than-wholly-owned subsidiaries on pages F-122 and F-129 of the consolidated financial statements; and

f. to include additional disclosure about the difference between U.S. GAAP and Argentine GAAP in the accounting policy for impairment of long- lived assets on page F-130 of the consolidated financial statements.

We believe that these revisions are not material to our financial condition, operations or prospects.

Except as described above, no other changes have been made to the 20-F.  The filing of this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item, or exhibits to, the 20-F, and should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to April 26, 2012.

This Amendment No. 1 consists of a cover page, this explanatory note, a dated signature page of the 20-F, signed and dated certifications of the chief executive officer and chief financial officer to the 20-F, Item 3 (as amended), Item 18 (as amended), Item 19 (as amended), the signature page to this Amendment No. 1 and the required certifications of our chief executive officer and chief financial officer.

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

	2011(*)		2011(*)		2010		2009		2008		2007
Statement of operations data	(in millions, except for per share and per ADS data)
Argentine GAAP
Net sales	$	U.S. 828.3	Ps.	3,565.0	Ps.	2,173.6	Ps.	2,077.9	Ps.	2,000.2	Ps.	1,981.9
Electric power purchases		(370.3)		(1,593.9)		(1,069.7)		(1,003.4)		(934.7)		(889.9)
Gross margin		458.0		1,971.1		1,103.9		1,074.5		1,065.5		1,092.0
Transmission and distribution expenses		(276.2)		(1,188.7)		(636.3)		(548.6)		(497.9)		(417.6)
Selling expenses		(99.9)		(429.9)		(194.2)		(159.0)		(126.0)		(120.6)
Administrative expenses		(75.1)		(323.4)		(178.9)		(144.0)		(138.7)		(124.7)
Subtotal		6.7		29.0		94.5		222.9		302.9		429.2
Gain (loss) in permanent investments		—		—		—		—		—		—
Negative Goodwill amortization (1)		2.9		12.3		—		—		—		—
Result from valuation of other assets available for sale at NRV (8)		(17.4)		(75.0)		—		—		—		—
Subtotal		(7.8)		(33.7)		94.5		222.9		302.9		429.2
Other (expenses) income , net		(5.9)		(25.3)		(9.8)		23.3		(29.8)		1.0
Financial income (expenses) and holding gains (losses):
Generated by assets:
Exchange difference		4.2		18.0		7.4		21.4		8.1		(0.9)
Interest		5.7		24.4		28.4		16.2		9.8		13.4
Holding results		(0.3)		(1.2)		(14.7)		37.6		(7.3)		0.1
Taxes and sundry expenses(2)		(7.0)		(30.1)		(16.0)		(13.4)		—		—
Others		(0.6)		(2.4)		—		—		—		—
Generated by liabilities:
Financial expenses		(6.0)		(25.7)		(12.5)		(11.7)		(10.0)		(21.0)
Exchange difference		(25.1)		(108.1)		(40.3)		(99.1)		(92.7)		(29.9)
Interest		(44.1)		(189.7)		(91.3)		(87.7)		(95.3)		(74.5)
Taxes and sundry expenses(2)		(5.7)		(24.7)		(21.1)		(19.2)		—		—
Loss for debt restructuring		(0.6)		(2.7)		—		—		—		—
Others		(0.5)		(2.2)		—		—		—		—
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other receivables(3)		0.3		1.2		11.6		3.4		13.5		(29.6)
Adjustment to present value of notes(4)		—		—		(4.2)		(5.2)		(8.5)		(21.5)
Gain (Loss) from the purchase of notes(5)		1.5		6.5		(7.1)		81.5		93.5		(10.2)
Adjustment to present value of purchased notes(4)		—		—		—		—		—		(8.6)
Results holdings in related companies		0.2		0.9		—		—		—		—
(Loss) Income before taxes and minority interest		(91.7)		(394.7)		(75.2)		170.0		184.3		247.4
Income tax		(5.2)		(22.4)		26.1		(79.3)		(61.2)		(125.0)
Minority interest		(4.2)		(18.2)		—		—		—		—
Net (loss) income	U.S.$	(101.2)	Ps.	(435.4)	Ps.	(49.1)	Ps.	90.6	Ps.	123.1	Ps.	122.5
Net (loss) income per ordinary share – basic and diluted		(0.113)		(0.485)		(0.055)		0.101		0.137		0.135
Dividends declared per ordinary share(6)		—		—		—		—		—		—
Net (loss) income per ADS(7) — basic and diluted		(2.256)		(9.707)		(1.095)		2.020		2.745		2.702
Number of shares outstanding		897,042,600		897,042,600		897,042,600		897,042,600		897,042,600		906,455,100

U.S. GAAP
Net sales/service revenues	U.S.$	662.9	Ps.	2,853.2	Ps.	2,253.7	Ps.	2,163.3	Ps.	2,059.0	Ps.	1,937.0
Electric power purchases		(311.7)		(1,341.6)		(1,069.7)		(1,003.4)		(934.7)		(889.9)
Transmission and distribution expenses		(259.7)		(1,117.8)		(731.8)		(624.0)		(577.0)		(477.5)
Gross margin		91.5		393.9		452.1		535.9		547.3		569.6
Operating expenses, net		(31.7)		(136.5)		(372.4)		(294.7)		(296.6)		(207.5)
Net operating income (loss)		59.8		257.3		79.7		241.3		250.7		362.1
Financial (expense), net and holding gains		(54.9)		(236.4)		(134.7)		(75.0)		82.0		(46.5)
Net income (loss) before income taxes		4.9		20.9		(54.9)		166.3		332.7		315.7
Income tax		(37.3)		(160.6)		19.2		(93.2)		(68.2)		(99.9)
Less: Net gain from continued operations attributable to non-controlling interest…		1.4		5.8		—		—		—		—
Net (loss) income for the year		(33.8)		(145.5)		(35.7)		73.1		264.5		215.8

Loss from discontinued operations before income tax and non-controlling interest..		(37.3)		(160.4)		—		—		—		—

Income tax from discontinued operations...		5.3		23.0		—		—		—		—
Loss on discontinued operations attributable to Edenor shareholders’		(33.5)		(144.3)		—		—		—		—
Less: Net gain on discontinued operations attributable to non-controlling interest		1.6		6.9		—		—		—		—
Net (loss) income under US GAAP attributable to EDENOR shareholders’		(67.3)		(289.8)		—		—		—		—
Net gain under US GAAP attributable to non-controlling interest		2.9		12.7		—		—		—		—
Net (loss) Earning per ordinary share – basic and diluted		(0.038)		(0.162)		(0.040)		0.081		0.295		0.238
(Loss) Earning per share from discontinuing operations – Basic and diluted		(0.037)		(0.161)		—		—		—		—
Net (loss) income per ADS(7) — basic and diluted		(724.9)		(3.120)		(0.796)		1.630		5.897		4.761

(*)	Consolidated financial data.
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

(3)
Reflects the adjustment to present value, as of December 31, 2011, of the retroactive portion of the tariff increase that was invoiced in 55 consecutive monthly installments, beginning in February 2007.  As of December 31, 2011, no amounts were due under this transaction. Also reflects, as of December 31, 2010,  the adjustment to present value of the retroactive portion of the tariff increase that was invoiced in 55 consecutive monthly installments, beginning in February 2007, and the adjustment to present value of Ps. 38.4 million due under the payment plan agreement with the Province of Buenos Aires that was invoiced in 18 installments, starting in January 2007.  As of December 31, 2010, no amounts were due under the payment plan agreement with the Province of Buenos Aires. As of December 31, 2009 and 2008, Ps. 2.3 million was due under the payment plan agreement with the Province of Buenos Aires and Ps. 21.4 million, Ps. 69.2 million and Ps. 118.8 million of the retroactive tariff increase had been invoiced in 2010, 2009 and 2008, respectively.  In accordance with Argentine GAAP, we account for these long term receivables at their net present value, which we calculate at a discount rate that reasonably reflects the market evaluation of the time value of money and specific risks, net of issuance expenses, for the retroactive tariff increase, recording the resulting non-cash charge as an adjustment to present value of this receivable.  See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—~~)~~Tariffs.”

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
	(in millions)
Balance sheet data
Argentine GAAP
Current assets:
Cash and banks	U.S.$	5.4	Ps.	23.4	Ps.	8.6	Ps.	8.7	Ps.	6.1	Ps.	3.5
Investments		25.5		109.5		668.2		219.7		121.0		97.7
Trade receivables		124.2		534.7		421.2		389.2		400.5		346.0
Other receivables		56.9		244.9		43.4		61.1		42.8		26.0
Supplies		5.3		22.9		12.4		14.9		16.7		23.2
Other assets available for sale		50.3		216.5		—		—		—		—
Total current assets	U.S.$	267.7	Ps.	1,152.0	Ps.	1,153.8	Ps.	693.6	Ps.	587.1	Ps.	496.3
Non-current assets:
Trade receivables		10.6		45.7		45.5		87.0		111.4		100.3
Other receivables		16.4		70.7		14.8		88.8		99.5		144.1
Investments in other companies		0.1		0.4		0.4		0.4		0.4		0.4
Investments		—		—		—		—		67.2		—
Supplies		6.2		26.9		23.2		18.6		12.8		13.8
Property, plant and equipment		1,100.9		4,738.3		3,689.5		3,482.4		3,256.3		3,092.7
Goodwill		(67.3)		(289.6)		—		—		—		—
Total non-current assets	U.S.$	1,067.0	Ps.	4,592.4	Ps.	3,773.5	Ps.	3,677.2	Ps.	3,547.6	Ps.	3,351.3
Total assets	U.S.$	1,334.7	Ps.	5,744.4	Ps.	4,927.3	Ps.	4,370.7	Ps.	4,134.6	Ps.	3,847.6
Current liabilities:
Trade accounts payable		153.0		658.3		378.5		347.8		339.3		316.2
Loans		13.7		59.0		54.1		83.0		27.2		29.3
Salaries and social security taxes		66.7		287.1		180.4		118.4		94.8		59.9
Taxes		39.3		169.0		111.1		140.3		111.0		84.6
Other liabilities		33.6		144.8		4.5		8.0		10.5		9.7
Accrued litigation		2.4		10.3		57.8		62.8		52.8		39.9
Total current liabilities	U.S.$	308.7	Ps.	1,328.6	Ps.	786.5	Ps.	760.3	Ps.	635.6	Ps.	539.6
Non-current liabilities:
Trade accounts payable		12.6		54.3		51.0		46.9		40.2		35.5
Loans		276.5		1,189.9		1,035.1		707.5		913.1		949.1
Salaries and social security taxes		16.2		69.5		50.6		43.7		40.1		24.7
Taxes		67.6		290.9		262.8		9.4		0		0
Other liabilities(1)		319.2		1,373.7		984.5		610.8		369.0		281.4
Accrued litigation		15.4		66.1		6.8		10.1		45.1		42.8
Total non-current liabilities		707.4		3,044.5		2,390.9		1,428.3		1,407.5		1,333.5
Total liabilities	U.S.$	1,016.0	Ps.	4,373.0	Ps.	3,177.4	Ps.	2,188.5	Ps.	2,043.1	Ps.	1,873.0
Minority interest		13.2		56.9		—		—		—		—
Shareholders’ equity		305.4		1,314.5		1,749.9		2,182.2		2,091.6		1,974.6
Total liabilities and shareholders’ equity	U.S.$	1,334.7	Ps.	5,744.4	Ps.	4,927.3	Ps.	4,370.7	Ps.	4,134.6	Ps.	3,847.6

U.S. GAAP
Current assets	U.S.$	217.4	Ps.	935.5	Ps.	1,155.4	Ps.	703.3	Ps.	666.7	Ps.	536.7
Property, plant and equipment, net		1,114.9		4,798.4		3,754.6		3,552.4		3,331.2		3,175.7
Other non-current assets		52.0		223.7		274.6		260.4		258.4		346.6
Assets of disposal groups classified as held for sale		264.6		1,138.8		—		—		—		—
Total assets	U.S.$	1,648.8	Ps.	7,096.4	Ps.	5,184.6	Ps.	4,516.1	Ps.	4,256.3	Ps.	4,059.0
Current liabilities	U.S.$	308.7	Ps.	1,328.6	Ps.	818.1	Ps.	790.9	Ps.	707.5	Ps.	573.7
Non-current liabilities		772.5		3,324.7		2,598.5		1,923.8		1,821.6		2,018.2
Liabilities of disposal groups classified as held for sale		214.3		922.2		—		—		—		—
Total liabilities		1,295.4		5,575.5		3,416.6		2,714.7		2,529.1		2,591.9
Shareholders’ equity		353.4		1,520.9		1,768.0		1,801.4		1,727.2		1,467.1
Total liabilities and shareholders’ equity	U.S.$	1,648.8	Ps.	7,096.4	Ps.	5,184.6	Ps.	4,516.1	Ps.	4,256.3	Ps.	4,059.0

(*)	Consolidated financial data.
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
	(in millions)
Cash flow data
Argentine GAAP
Operating activities:
Net (loss) income	U.S.$	(101.2)	Ps.	(435.4)	Ps.	(49.1)	Ps.	90.6	Ps.	123.1	Ps.	122.5
Adjustment to reconcile net (loss) income to net cash flows provided by (used in) operating activities:
Depreciation of property, plant and equipment		58.6		252.2		178.4		175.4		170.3		174.4
Retirement of property, plant and equipment		5.1		22.0		1.1		2.8		1.9		1.1
Gain from the sale of real property		—		—		(5.3)		—		—		—
Gain from investments in affiliated parties		(0.2)		(0.9)		0		—		—		(0.1)
Negative Goodwill amortization		(2.9)		(12.3)		—		—		—		—
(Gain) Loss from investments		(10.4)		(44.8)		(55.7)		26.4		(4.3)		(8.5)
Adjustment to present value of notes		—		—		4.2		5.2		8.5		21.5
Loss (Gain) from the purchase and redemption of notes		(1.5)		(6.5)		7.1		(81.5)		(93.5)		10.2
Loss for debt restructuring		0.6		2.7		—		—		—		—
Adjustment to present value of the repurchased and redeemed notes		—		—		—		—		—		8.6
Results from valuation of other assets available for sale at NRV		17.4		75.0		—		—		—		—
Exchange differences, interest and penalties on loans		71.3		306.8		49.5		178.6		232.7		69.5
Increase in trade receivables due to the unbilled portion of the retroactive tariff increase		—		—		—		—		—		(171.3)
Recovery of the accrual for tax contingencies		—		—		—		(35.6)		—		—
Income tax		(5.2)		22.4		(26.1)		79.3		61.2		125.0
Allowance for doubtful accounts		8.8		37.9		16.3		13.5		17.1		—
Reversal of the allowance for doubtful accounts		—		—		—		(27.0)		(24.0)		—
Allowance for other doubtful accounts		0.3		1.5		4.9		3.3		1.7		—
Results holdings in related companies		4.2		18.2		—		—		—		—
Adjustment to net present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Buenos Aires		(0.3)		(1.2)		(11.6)		(3.4)		(13.5)		29.6
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables (net of the unbilled portion of the retroactive tariff increase)		(36.5)		(157.2)		0.2		48.1		(49.5)		(36.9)
Net (increase) decrease in other receivables		(60.2)		(258.9)		(0.3)		5.3		(33.4)		(8.4)
(Increase) decrease in supplies		(3.5)		(15.2)		(2.2)		(3.9)		7.4		(18.4)
Increase in other available for sale assets		(67.7)		(291.6)		—		—		—		—
Increase in trade accounts payable		65.8		283.2		34.9		15.2		27.8		52.7
Increase in salaries and social security taxes		29.2		125.6		69.0		27.2		50.3		12.9
Increase (decrease) in taxes		14.8		63.5		(45.8)		(56.9)		26.4		22.5
Increase in other liabilities		39.0		167.8		74.5		39.3		78.1		17.7
Increase in funds obtained from the Program for the Rational Use of Electric Power (PUREE)(1)		92.8		399.6		295.8		199.8		—		—
Net increase (decrease) in accrued litigation		2.8		11.8		(8.2)		10.6		15.1		16.2
Financial interest paid, net of interest capitalized		(24.7)		(106.2)		(64.9)		(76.8)		(62.7)		(25.5)
Financial and commercial interest collected		12.0		51.5		60.2		32.2		6.9		11.6
Net cash flow provided by operating activities		118.9		511.8		526.9		668.0		547.5		427.2
Investing activities:
Additions of property, plant and equipment		(151.8)		(653.4)		(388.8)		(404.2)		(325.4)		(336.9)
Acquisition of permanent investments		(131.9)		(567.6)		—		—		—		—
Cash increase due to the acquisition of permanent investments i		27.7		119.0		—		—		—		—
Collection of other investments sold		29.4		126.7				—		—		—
Collection of PPE sold		—		—		7.4		—		—		—
Net cash flow used in investing activities		(226.6)		(975.2)		(381.3)		(404.2)		(325.4)		(336.9)
Financing activities:
Decrease (increase) in current and non-current investments		—		—		—		13.6		(67.9)		—
Net (decrease) increase in loans		(18.8)		(81.1)		302.9		(175.5)		(122.9)		(203.6)
Capital increase		—		—		—		—		—		181.8
Increase in minority interest		9.0		38.6		—		—		—		—
Treasury shares purchased		—		—		—		—		(6.1)		—
Payment of dividends (2)		(8.8)		(38.0)		—		—		—		—
Net cash flows (used in) provided by financing activities		(18.7)		(80.4)		302.9		(161.8)		(197.0)		(21.8)
Cash variations:
Cash and cash equivalents at beginning of year	U.S.$	157.3	Ps.	676.8	Ps.	228.4	Ps.	126.4	Ps.	101.2	Ps.	32.7
Cash and cash equivalents at end of the year		30.9		133.0		676.8		228.4		126.4		101.2
Net (decrease) increase in cash and cash equivalents		(126.4)		(543.9)		448.5		102.0		25.2		68.5

(1)	For the year ended December 31, 2008, funds obtained from the PUREE were included under “Increase in other liabilities”.
(2)	Corresponds to dividend payments declared by Aeseba before it was acquired by Edenor.

	Year ended December 31,
	2011			2010	2009	2008	2007
	Edenor	Aeseba (1)	Emdersa (1)
Operating data
Energy sales (in GWh):
Residential	8,139	619	1,390	7,796	7,344	7,545	7,148
Small commercial	1,601	227	—	1,543	1,470	1,530	1,485
Medium commercial	1,700	104	1,191	1,634	1,565	1,597	1,552
Industrial	3,442	807	385	3,378	3,204	3,277	3,628
Wheeling system(2)	4,156	291	699	3,891	3,622	3,700	3,111
Others:
Public lighting	656	80	189	654	644	644	643
Shantytowns	384	657	—	377	351	304	301
Others(3)	20	6	—	20	20	19	18
Customers (in thousands)(4)	2,699	340	550	2,662	2,605	2,537	2,490
Energy losses (%)	12.6%	10.4%	11.2%	12.5%	11.9%	10.8%	11.6%
MWh sold per employee	7,188.1	3,771.2	9,421.5	7,123.9	6,936.1	7,392.8	7,230.6
Customers per employee	965	460	1,345	971	978	997	998

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

Item 18.	Financial Statements

Reference is made to pages F-1 to F-134 of this annual report.

Item 19.	Exhibits

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

Autonomous City of Buenos Aires, April 26, 2012.

PRICE WATERHOUSE & CO. S.R.L.

Andrés Suarez (Partner)

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010

(stated in thousands of pesos)

	2011	2010
CURRENT ASSETS
Cash and banks (Note 26)	23,445	8,611
Investments (Note 26 and Note 31 Exhibit D)	109,546	668,232
Trade receivables (Note 4.a)	534,732	421,193
Other receivables (Note 4.b)	244,903	43,361
Supplies	22,863	12,407
Other assets available for sale (Notes 27, 28, and 31 Exhibit C)	216,531	0
Total Current Assets	1,152,020	1,153,804

NON-CURRENT ASSETS
Trade receivables (Note 4.a)	45,725	45,531
Other receivables (Note 4.b)	70,704	14,803
Investments in other companies (Note 31 Exhibit C)	419	415
Supplies	26,862	23,249
Property, plant and equipment (Note 31 Exhibit A)	4,738,259	3,689,482
Goodwill	(289,557)	0
Total Non-Current Assets	4,592,412	3,773,480

Total Assets	5,744,432	4,927,284

	2011	2010
CURRENT LIABILITIES
Trade accounts payable (Note 4.c)	658,328	378,505
Loans (Note 4.d)	59,025	54,108
Salaries and social security taxes (Note 4.e)	287,115	180,432
Taxes (Note 4.f)	168,993	111,080
Other liabilities (Note 4.g)	144,777	4,542
Accrued litigation (Note 31 Exhibit E)	10,344	57,832
Total Current Liabilities	1,328,582	786,499

NON-CURRENT LIABILITIES
Trade accounts payable (Note 4.c)	54,344	50,984
Loans (Note 4.d)	1,189,882	1,035,113
Salaries and social security taxes (Note 4.e)	69,527	50,633
Taxes (Note 4.f)	290,879	262,806
Other liabilities (Note 4.g)	1,373,687	984,518
Accrued litigation (Note 31 Exhibit E)	66,144	6,816
Total Non-Current Liabilities	3,044,463	2,390,870
Total Liabilities	4,373,045	3,177,369

MINORITY INTEREST	56,869	0

SHAREHOLDERS' EQUITY (as per related statement)	1,314,518	1,749,915
Total Liabilities and Shareholders’ Equity	5,744,432	4,927,284

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

The accompanying notes 1 through 31 and supplemental exhibits A, C, D, E, G and H are an integral part of these consolidated financial statements

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(stated in thousands of pesos)

	Shareholders' contributions						Retained earnings
				Nominal Value	Adjustment to Capital		Appropriated Retained
	Nominal	Adjustment	Additional	Treasury	Treasury		Earnings
	Value	to	Paid-in	Stock	Stock		Legal	Accumulated
	Note 7	Capital	Capital	Note 7	Note 7	Total	Reserve	Deficit	Total

Balance as of December 31, 2008	897,043	986,142	18,317	9,412	10,347	1,921,261	53,320	116,985	2,091,566

Absorption resolved by the General Annual Meeting held on March 31, 2009	—	—	—	—	—	—	6,156	(6,156)	—

Net income for the year	—	—	—	—	—	—	—	90,643	90,643

Balance as of December 31, 2009	897,043	986,142	18,317	9,412	10,347	1,921,261	59,476	201,472	2,182,209

Absorption resolved by the General Annual Meeting held on April 7, 2010	—	—	—	—	—	—	4,532	(4,532)	—
Deferred tax liability recognition adjustment	—	—	—	—	—	—	—	(383,241)	(383,241)

Net loss for the year	—	—	—	—	—	—	—	(49,053)	(49,053)

Balance as of December 31, 2010	897,043	986,142	18,317	9,412	10,347	1,921,261	64,008	(235,354)	1,749,915

Net loss for the year	—	—	—	—	—	—	—	(435,397)	(435,397)

Balance as of December 31, 2011	897,043	986,142	18,317	9,412	10,347	1,921,261	64,008	(670,751)	1,314,518

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

By means of an International Public Bidding, the Federal Government awarded 51% of the Company’s capital stock, represented by the Class “A” shares, to the bid made by Electricidad Argentina S.A. (EASA). The award as well as the transfer contract were approved on August 24, 1992 by Decree No. 1,507/92 of the Federal Government.

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

Furthermore, on March 20 and June 12, 2009, the FACPCE approved TR Nos. 26 and 27 “Adoption of the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB)” and “Changes to TR Nos. 6, 8, 9, 11, 14, 16, 17, 18, 21, 22, 23 and 24” respectively, which will be in effect for fiscal years beginning as from January 1, 2011. Additionally, the aforementioned TR have been approved by the Board of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires by Resolution No. 52/2009.

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

The outcome of our tariff renegotiation is uncertain both as to its timing and final form. If during the next year: i) the new tariff schedules are not issued by ENRE; ii) we would not be granted of other mechanism for compensating our cost increases, and/or iii) would not get from the National Government other mechanism that provides us with financing for our cost increases, we are likely to have insufficient liquidity and will consequently further, be required to implement various measures as detailed above, to preserve cash and enhance our liquidity. Nevertheless, we cannot assure you that any additional financing could be obtained on acceptable terms. . As such, there is significant risk that should any of these measures, individually or in the aggregate, not be achieved, it would have a material adverse impact on the Company and the Company may need to seek other liquidity resources .The Company may need to enter in a renegotiation process with our creditors in order to obtain changes in the terms of our obligations to ease our financial condition”.

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

These accounts have been restated to reflect the effects of inflation as indicated in Note 2, except for the “Shareholders’ Contributions - Nominal value” and “Additional Paid-in Capital” accounts which have been maintained at their nominal value.

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

As of December 31, 2011, 2010 and 2009, future minimum lease collections with respect to operating leases are as follow:

	2011	2010	2009
2010	0	0	12,831
2011	0	20,898	12,294
2012	26,836	1,924	2,167
2013	24,383	89	75
2014	22	20	18
Total future minimum lease collections	51,241	22,931	27,385

Total rental income for all operating leases for the years ended December 31, 2011, 2010 and 2009, is as follows:

	2011	2010	2009
Total lease income (Note 4.h)	22,511	18,114	13,582

o)	Labor cost liabilities and early retirements payable:

Presented below is a detail of the estimated costs and liabilities related to the following:

—	supplementary benefits of leaves of absence derived from accumulated vacation,
—
other personnel benefits (pension plan), as stipulated in collective bargaining agreements in effect, to be granted to employees who retire under the differential retirement system of Decree No. 937/74, upon reaching 55 years of age and 30 years of service, which consist of 10 salaries. As of December 31, 2011 and 2010, the accrual for these benefits amounted to 38,283 and 31,356, respectively (Note 4.e), and

—
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

EMDERSA, comprised of EDESA, EDELAR, EDESAL, EGSSA, EMDERSA and EMDERSA HOLDING.

AESEBA, comprised of AESEBA and EDEN.

EDENOR, comprised of Edenor S.A.

The information on each operating segment identified by the Company for the year ended December 31, 2011 is as follow:

Consolidated results as of December 31, 2011	Emdersa	Aeseba	Edenor	Eliminations	Consolidated
Net sales	764,277	519,905	2,280,866	—	3,565,048
Cost of sales	(264,511)	(198,536)	(1,130,890)	—	(1,593,937)
Gross margin	499,766	321,369	1,149,976	—	1,971,111
Administrative expenses	(99,122)	(29,111)	(195,205)	—	(323,438)
Transmission and distribution expenses	(168,653)	(131,288)	(888,784)		(1,188,725)
Selling expenses	(97,313)	(49,916)	(282,701)	—	(429,930)
Operating income (loss)	134,678	111,054	(216,714)	—	29,018
Gain from permanent investments	—	—	80,805	(80,801)	4
Amortization of goodwill	572	3,281	13,332	(4,845)	12,340
Loss from valuationof assets available for sale at net realizable value	—	—	(75,029)		(75,029)
Subtotal	135,250	114,335	(197,606)	(85,646)	(33,667)
Financial income (expense) and holding gains (losses)
Generated by assets	(12,330)	(495)	53,928	(32,386)	8,717
Generated by liabilities	(61,150)	(21,082)	(303,293)	32,382	(353,143)
Gain from investments in related companies	924	—	—	—	924
Other (expense) income, net	(2,546)	3,084	(25,794)	—	(25,256)
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other trade receivables	—	—	1,170	—	1,170
Gain from the purchase of notes	—	—	6,546	—	6,546
Income (loss) before income tax and minority interest	60,148	95,842	(465,049)	(85,650)	(394,709)
Income tax	(17,455)	(34,645)	29,652	—	(22,448)
Minority interest	(6,851)	(6,269)	—	(5,120)	(18,240)
Income (loss) for the year	35,842	54,928	(435,397)	(90,770)	(435,397)

Consolidated balance sheet information as of December 31, 2011
Total assets	1,295,993	900,902	5,366,949	(1,819,411)	5,744,432
Total liabilities	535,825	424,966	4,052,431	(640,177)	4,373,045
Shareholders’ equity and minority interest	760,167	475,936	1,314,518	(1,179,235)	1,371,387

Additional consolidated information as of December 31, 2011
Additions of property, plant and equipment	162,970	59,753	430,637	—	653,360

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

As of December 31, 2011 and 2010, the Company’s capital stock, represented by 906,455,100 shares is comprised of the following:

	2011	2010	Class	% held
Holder	Number of shares
EASA (1)	462,292,111	462,292,111	“A”	51.00
Market in general (2)	442,210,366	442,210,366	“B”	48.78
Banco Nación (3)	1,952,604	1,952,604	“C”	0.22
New Equity Ventures LLC	19	19	“B”	0

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

The Company’s debt structure as of December 31, 2011 and 2010 was comprised of the following Notes:

Debt issued in United States dollars:

Corporate Notes	Class	Debt structure as of Dec. 31, 2010 (in thousands of USD)	Debt purchase as of Dec. 31, 2011 (in thousands of USD)	Issuance April 26, 2011 (in thousands of USD)	Debt structure as of Dec. 31, 2011 (in thousands of USD)	Balance as of Dec. 31, 2011 (Note 4.d)	Balance as of Dec. 31, 2010 (Note 4.d)
Floating Rate Par Note	A	12,656	(12,656)	0	0	0	50,318
Fixed Rate Par Note	7	24,760	0	0	24,760	106,567	98,446
Fixed Rate Par Note (1)	9	219,184	(41,453)	69,699	247,430	1,064,759	871,476
Total		256,600	(54,109)	69,699	272,190	1,171,326	1,020,240

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

During the term of this financing, EMDERSA as well as Distribuidora Salta, Distribuidora La Rioja and Distribuidora San Luis are required to comply, in each case and among other covenants, with the following ratios in accordance with their respective financial statements:

▪           The ratio of Consolidated Financial Debt-to-Consolidated EBIDTA must be lower than or equal to:

—	EMDERSA: 2.25
—	Distribuidora Salta: 3.25
—	Distribuidora La Rioja: 2.40
—	Distribuidora San Luis: 1.50

▪           The ratio of Consolidated EBIDTA-to-Consolidated Financial Expense must be higher than or equal to:

—	EMDERSA: 3.00
—	Distribuidora Salta: 1.80
—	Distribuidora La Rioja: 2.00
—	Distribuidora San Luis: 3.00

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

d) That the defendants be ordered to carry out the sale process, through an international public bidding, of the class “A” shares, due to the fact that the Management Period of the Concession Agreement is considered over.

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

–
Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept (National Fund of Electricity - FNEE) on which no VAT had been paid by the defendants when CAMMESA (the company in charge of the regulation and operation of the wholesale electricity market) invoiced them the electricity purchased for distribution purposes.

–
Reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment.

–	Application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

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

–
That the Company be fined in the amount of 750 due to lack of compliance with the obligations arising from Section 25) sub-sections a, f and g of the Concession Agreement and Section 27 of Law No. 24,065.

–	That the Company be fined in the amount of 375 due to lack of compliance with the obligations arising from Section 25 of the Concession Agreement and Resolution No. 905/1999 of the ENRE.
–
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

As from the provisional handover of the construction works, Industrias Juan F. Secco S.A. began to carry out operation and maintenance activities in accordance with the aforementioned offer. However, on June 17, 2011, EMDERSA Generación accepted an offer from Industrias Juan F. Secco S.A. which established, among others, the following:

–	The definitive handover (delivery) of the construction works and the definitive amounts of additional expenses and late completion penalties.

–	The rescission, as from June 30, 2011, of the Operation and Maintenance Agreement in place and the conditions for the transfer to the company of personnel, spare-parts, supplies and tools.

–	The conditions pursuant to which Industrias Juan F. Secco S.A. will provide assistance services for a term of six months.

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

1.2 Reconciliation of the Shareholders’ Equity at January 1, 2011 and December 31, 2011

The following table present the reconciliation of the statement of changes in shareholders’ equity under Argentine GAAP and the Equity under IFRS:

	Note	01.01.2011	12.31.2011

Shareholders’ equity under Argentine GAAP		1,749,915	1,314,518

Employee benefits	(a)	(10,136)	(29,120)
Bargain purchase in the acquisition of subsidiaries	(b.i)	—	434,959
Additional losses on assets held for sale and from sale of subsidiary	(c)	—	(172,838)
Transaction costs	(b.iv)	—	(4,269)
Reversal of negative goodwill amortization	(b.iii)	—	(12,340)
Acquisition of additional non-controlling interest	(d)	—	3,452
Customer contributions	(e)	—	(12,165)
Deferred income tax	(f)	3,548	(97,379)
Non-controlling interest	(g)	—	6,567
Equity under IFRS attributable to Edenor Shareholders’		1,743,327	1,431,385
Non-controlling interests under IFRS	(g)	—	50,302
Equity under IFRS		1,743,327	1,481,687

The following table present the reconciliation of the statement of operations under Argentine GAAP and the Comprehensive loss under IFRS:

		12.31.2011

Statement of operations under Argentine GAAP		(435,397)

Bargain purchase in the acquisition of subsidiaries	(b.i)	434,959
Additional losses on assets held for sale and from sale of subsidiary	(c)	(172,838)
Transaction costs	(b.iv)	(4,269)
Reversal of negative goodwill amortization	(b.iii)	(12,340)
Customer contributions	(e)	(12,165)
Deferred income tax	(f)	(107,571)
Non-controlling interest	(g)	5,564
Comprehensive loss under IFRS attributable to Edenor shareholders		(304,057)
Non-controlling interests under IFRS		12,676
Comprehensive loss under IFRS		(291,381)

a)	Employee benefits

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

Under IFRS, the Company has reassessed the purchase price allocation.  In that connection, the following differences between Argentine GAAP and IFRS were identified:

Fair value of net assets acquired – Argentine GAAP	Note	1,202,372
Differences from application of IFRIC 12	(a)	(54,003)
Defined benefit plan liability	(b)	(15,250)
Derecognition of pre-operating costs	(c)	(911)
Deferred income tax effect	(d)	24,557
Fair value of net assets acquired – IFRS		1,156,765

a)	Differences from application of IFRIC 12

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

The following tables summarizes the reconciling items in non-controlling interest between Argentine GAAP and IFRS, in Equity and Comprehensive loss, respectively:

Equity
Minority interest under Argentine GAAP	56,869
Bargain purchase	(4,773)
Customer contributions	(791)
Defined benefit plan	(1,003)
Non-controlling interest under IFRS	50,302

Income / (Loss) for the year
Minority interest under Argentine GAAP	18,240
Bargain purchase	(4,773)
Customer contributions	(791)
Non-controlling interest under IFRS	12,676

1.3 Reconciliation of the statement of financial position at January 1, 2011

	Note	ARGENTINE GAAP (*)	TRANSITION ADJUSTMENTS	IFRS
ASSETS
NON CURRENT ASSETS
Property, plant & equipment	(a)	3,689,482	22,848	3,712,330
Supplies	(b)	23,249	(23,249)	—
Investments in other companies		415	—	415
Trade receivables		45,531	—	45,531
Other receivables		14,803	—	14,803
Deferred tax assets		187,171	—	187,171
TOTAL NON CURRENT ASSETS		3,960,651	(401)	3,960,250

CURRENT ASSETS
Supplies		12,407	—	12,407
Other receivables	(c)	43,361	401	43,762
Trade receivables		421,193	—	421,193
Investments	(d)	668,232	(237,396)	430,836
Cash and cash equivalents	(d)	8,611	237,396	246,007
TOTAL CURRENT ASSETS		1,153,804	401	1,154,205
TOTAL ASSETS		5,114,455	—	5,114,455

EQUITY
Share capital		897,043	—	897,043
Inflation adjustment over share capital		986,142	—	986,142
Additional paid-in capital		18,317	—	18,317
Treasury stock - share capital value		9,412	—	9,412
Treasury stock - inflation adjustment over share capital		10,347	—	10,347
Legal reserve		64,008	—	64,008
Accumulated loss	(g)	(235,354)	(6,588)	(241,942)
TOTAL EQUITY		1,749,915	(6,588)	1,743,327

	Note	ARGENTINE GAAP (*)	TRANSITION ADJUSTMENTS	IFRS
NON-CURRENT LIABILITIES
Trade accounts payable		50,984	—	50,984
Loans		1,035,113	—	1,035,113
Salaries and social security payable	(e)	50,633	10,136	60,769
Accrued litigation		6,816	—	6,816
Taxes		8,979	—	8,979
Deferred tax liabilities	(f)	440,998	(3.548)	437,450
Other liabilities		984,518	—	984,518
TOTAL NON-CURRENT LIABILITIES		2,578,041	6,588	2,584,629

CURRENT LIABILITIES
Trade accounts payable		378,505	—	378,505
Loans		54,108	—	54,108
Salaries and social security taxes		180,432	—	180,432
Taxes		111,080	—	111,080
Other liabilities		4,542	—	4,542
Accrued litigation		57,832	—	57,832
TOTAL CURRENT LIABILITIES		786,499	—	786,499
TOTAL LIABILITIES		3,364,540	6,588	3,371,128
TOTAL LIABILITIES AND EQUITY		5,114,455	—	5,114,455

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

g)	Accumulated loss

This corresponds to the effect of the adjustments explained above in section 1.3.e) and f).

1.4 Reconciliation of the consolidated statement of financial position at December 31, 2011

	Note	ARGENTINE GAAP (*)	TRANSITION ADJUSTMENTS	IFRS
ASSETS
NON CURRENT ASSETS
Property, plant & equipment	(a) (c)	4,738,259	(742,949)	3,995,310
Intangible assets	(a)	—	793,015	793,015
Negative goodwill	(b)	(289,557)	289,557	—
Supplies	(a)	26,862	(26,862)	—
Investments in other companies		419	—	419
Trade receivables		45,725	—	45,725
Other receivables		70,704	—	70,704
Deferred tax assets	(h)	—	131,086	131,086
TOTAL NON CURRENT ASSETS		4,592,412	443,847	5,036,259

CURRENT ASSETS
Supplies	(d)	22,863	22,462	45,325
Infrastructure under construction	(c)	—	45,504	45,504
Other receivables		244,903	—	244,903
Trade receivables		534,732	—	534,732
Investments	(e)	109,546	(107,414)	2,132
Cash and cash equivalents	(e)	23,445	107,414	130,859
TOTAL CURRENT ASSETS		935,489	67,966	1,003,455
Assets of disposal groups classified as held for sale	(l)	216,531	984,454	1,200,985
TOTAL ASSETS		5,744,432	1,496,267	7,240,699

	Note	ARGENTINE GAAP (*)	TRANSITION ADJUSTMENTS	IFRS
EQUITY
Share capital		897,043	—	897,043
Inflation adjustment over share capital		986,142	—	986,142
Additional paid-in capital		18,317	3,452	21,769
Treasury stock - share capital value		9,412	—	9,412
Treasury stock - inflation adjustment over share capital		10,347	—	10,347
Legal reserve		64,008	—	64,008
Accumulated loss	(k)	(670,751)	113,415	(557,336)
Equity attributable to Edenor’ Shareholders’		1,314,518	116,867	1,431,385
Equity attributable to non-controlling interest	(j)	56,869	(6,567)	50,302
TOTAL EQUITY		1,371,387	110,300	1,481,687

		ARGENTINE GAAP (*)	TRANSITION ADJUSTMENTS	IFRS
NON-CURRENT LIABILITIES
Trade payables		54,344	—	54,344
Deferred revenues	(g)	—	157,338	157,338
Loans		1,189,882	—	1,189,882
Salaries and social security payables	(f)	69,527	37,567	107,094
Provisions for other liabilities		66,144	—	66,144
Taxes payable	(i)	290,879	(279,767)	11,112
Deferred tax liabilities	(h)	—	486,375	486, 375
Other liabilities		1,373,687	—	1,373,687
TOTAL NON-CURRENT LIABILITIES		3,044,463	401,513	3,445,976

CURRENT LIABILITIES
Trade payables		658,328	—	658,328
Loans		59,025	—	59,025
Salaries and social security payables		287,115	—	287,115
Taxes payable		168,993	—	168,993
Other liabilities		144,777	—	144,777
Provisions		10,344	—	10,344
TOTAL CURRENT LIABILITIES		1,328,582	—	1,328,582
Liabilities of disposal groups classified as held for sale	(l)	—	984,454	984,454
TOTAL LIABILITIES		4,373,045	1,385,967	5,759,012
TOTAL LIABILITIES AND EQUITY		5,744,432	1,496,267	7,240,699

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

1.5 Reconciliation of the consolidated statement of total comprehensive loss for the year ended December 31, 2011

	Note	ARGENTINE GAAP (*)	ARGENTINE GAAP (*) DISCONTINUED OPERATIONS (k)	TRANSITION ADJUSTMENTS	IFRS

Net sales	(a)	3,565,048	(764,277)	5,046	2,805,817
Construction income	(b)	—	—	87,374	87,374
Electric power purchases	(b)	(1,593,937)	264,511	3,968	(1,325,458)
Cost for construction services	(b)	—	—	(87,374)	(87,374)
Gross margin		1,971,111	(499,766)	9,014	1,480,359

Transmission and distribution expenses	(c)	(1,188,725)	168,653	(74,753)	(1,094,825)
Selling expenses	(d)	(429,930)	97,313	22,305	(310,312)
Administrative expenses		(323,438)	99,122	—	(224,316)
Other operating expenses	(h)	(51,184)	5,314	(364)	(46,234)
Other operating income	(h)	25,928	(2,768)	(3,905)	19,255
Share profit of joint ventures		928	(924)	—	4
Negative Goodwill amortization	(e)	12,340	(572)	(11,768)	—
Gain on bargain purchase in the acquisition of subsidiaries	(f)	—	—	434,959	434,959
Loss from sale of subsidiary	(g)	—	—	—	—
Loss from valuation on disposal group held for sale		(75,029)	248,439	(173,410)	—
Operating profit		(57,999)	114,811	202,078	258,890

Finance income	(k)	50,090	12,330	(8,934)	53,486
Finance cost	(k)	(386,800)	61,150	40,203	(285,447)
Financial results, net		(336,710)	73,480	31,269	(231,961)

Loss before income tax		(394,709)	188,291	233,347	26,929
Income tax and tax on assets expense		(22,448)	(22,952)	(107,571)	(152,971)

Loss from continuing operations	(j)	(417,157)	165,339	125,776	(126,042)
Loss from discontinued operations	(j)	—	(165,339)	—	(165,339)
Loss for the year		(417,157)	—	125,776	(291,381)

Other comprehensive loss
Items that will not be reclassified to profit or loss	(i)
Actuarial loss on defined benefit plans		—	—	(18,984)	(18,984)
Tax effect on defined benefit plans		—	—	6,644	6,644
Total Other comprehensive loss		—	—	(12,340)	(12,340)

Total Comprehensive loss		(417,157)	—	113,436	(303,721)

Loss for the year attributable to:
Equity holders of the parent		(435,397)	—	131,340	(304,057)
Non - controlling interest		18,240	—	(5,564)	12,676

Comprehensive loss attributable to:
Equity holders of the parent					(315,394)
Non - controlling interest					11,337

Weighted average of outstanding Shares					897,043,000
Loss per share					(0,325)

(*) It corresponds to the amounts included in the consolidated financial statements at December 31, 2011 approved by the Board of Directors with,

a)	Net sales – Classification differences

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

1.6 Reconciliation of the statement of cash flows for the year ended December 31, 2011

	ARGENTINE GAAP (*)	TRANSITION ADJUSTMENTS (1)	IFRS

Net cash flows provided by operating activities	550,380	(3,281)	547,099

Net cash flows used in investing activities	(975,216)	428,704	(546,512)

Net cash flows used in financing activities	(119,016)	—	(119,016)

Effects of exchange rates changes on Cash & Cash equivalents	—	3,281	3,281
Cash and cash equivalents at the beginning of the year	676,843	(430,836)	246,007
Cash and cash equivalents at the end of the year	132,991	(2,132)	130,859
Decrease in cash and cash equivalents	(543,852)	428,704	(115,148)

1)	The adjustments correspond to debt securities that are not considered as cash equivalents under IFRS. See further explanation in section 1.3.d).

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

31.  OTHER INFORMATION

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011

EXHIBIT A

PROPERTY, PLANT AND EQUIPMENT

	Original values							Depreciation
MAIN ACCOUNT	At beginning of year	Incorporation balances from acq. of perm.invest.(1)	Additions	Discontinued Retirements	operations(2)	Transfers	At end of year	At beginning of year	Retirements	For the year	At end of year	Net book value2011
FACILITIES IN SERVICE
Substations	1,139,156	183,899	5,950	(7,621)	(138,313)	37,439	1,220,509	392,709	(1,345)	38,325	429,689	790,820
High voltage networks	482,015	83,637	6	0	(78,921)	15,744	502,481	169,172	0	15,501	184,673	317,808
Medium voltage networks	947,378	487,436	8,856	(5,894)	(325,635)	93,268	1,205,409	374,014	(887)	43,304	416,431	788,978
Low voltage networks	1,827,121	483,526	8,149	(3,983)	(339,692)	117,691	2,092,812	1,075,563	(1,867)	57,894	1,131,590	961,222
Transformation chambers and platforms	660,269	95,923	0	(308)	(10,939)	44,596	789,541	243,690	(60)	22,939	266,569	522,972
Meters	745,841	190,170	499	(1,553)	(99,737)	111,215	946,435	313,241	(677)	39,468	352,032	594,403

Machinery and facilities	0	56,073	0	0	(56,073)	0	0	0	0	0	0	0
Turbines - Boilers - Transformers	0	4,342	0	0	(7)	0	4,335	0	0	0	0	4,335
Plants - Auxiliary equipment - Equipment and Fixtures	0	19,775	33,935	(7,932)	(18,627)	(14,053)	13,098	0	0	3,544	3,544	9,554
Remote control systems - Automation - Generation plants	0	7,158	113	0	(2,436)	4,057	8,892	0	0	6,647	6,647	2,245
Maintenance	0	26,625	0	0	(26,625)	0	0	0	0	0	0	0
Expansion project - Mandatory works and tasks	0	31,116	0	0	0	0	31,116	0	0	0	0	31,116
Buildings	107,072	51,243	6,778	(853)	(25,321)	4,707	143,626	24,079	(409)	5,815	29,485	114,141
Communications network and facilities	103,009	2,318	0	0	0	0	105,327	66,391	0	0	66,391	38,936
Total facilities in service	6,011,861	1,723,241	64,286	(28,144)	(1,122,326)	414,663	7,063,581	2,658,859	(5,245)	233,437	2,887,051	4,176,530
FURNITURE, TOOLS AND EQUIPMENT
Furniture, equipment and software projects	200,007	19,475	2,277	(2,318)	(13,978)	859	206,322	186,950	(2,591)	11,109	195,469	10,853
Tools and other	48,291	7,041	742	(136)	(3,378)	1,581	54,141	44,288	(96)	1,658	45,850	8,291
Transportation equipment	28,765	7,194	2,285	(995)	(765)	1,386	37,870	17,144	(874)	6,029	22,299	15,571
Total furniture, tools and equipment	277,063	33,710	5,304	(3,449)	(18,121)	3,825	298,333	248,382	(3,560)	18,796	263,618	34,715
Total assets subject to depreciation	6,288,924	1,756,951	69,590	(31,593)	(1,140,447)	418,489	7,361,914	2,907,241	(8,805)	252,233	3,150,669	4,211,245
CONSTRUCTION IN PROCESS
Transmission	138,526	51,803	261,325	399	(27,889)	(188,341)	235,823	0	0	0	0	235,823
Distribution and other	169,273	63,297	322,445	347	(34,023)	(230,148)	291,191	0	0	0	0	291,191
Total construction in process	307,799	115,100	583,770	746	(61,912)	(418,489)	527,014	0	0	0	0	527,014
Total 2011	6,596,723	1,872,051	653,360	(30,847)	(1,202,359)	0	7,888,928	2,907,241	(8,805)	252,233	3,150,669	4,738,259

(1) Notes 27 and 28
(2) Notes 2, 27 and 28

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEET AS OF DECEMBER 31, 2010 AND 2009
EXHIBIT A

PROPERTY, PLANT AND EQUIPMENT

(stated in thousands of pesos)

	Original value							Depreciation
MAIN ACCOUNT	At beginning of year	Additions	Retirements (1)	Transfers	At end of year	At beginning of year	Retirements (1)	For the year	Annual rate	At end of year	Net book value 2010	Net book value 2009
FACILITIES IN SERVICE
Substations	1,027,225	0	0	111,931	1,139,156	362,172	0	30,537	3 - 4%	392,709	746,447	665,053
High voltage networks	462,272	0	0	19,743	482,015	156,557	0	12,615	3 - 4%	169,172	312,843	305,715
Medium voltage networks	881,843	0	(122)	65,657	947,378	348,568	(104)	25,550	3 - 4%	374,014	573,364	533,275
Low voltage networks	1,771,311	0	(2,212)	58,022	1,827,121	1,032,580	(1,444)	44,427	4 - 5%	1,075,563	751,558	738,731
Transformation chambers and platforms	615,038	0	(543)	45,774	660,269	224,852	(237)	19,075	3 - 4%	243,690	416,579	390,186
Meters	679,812	0	0	66,029	745,841	285,626	0	27,615	4 - 5%	313,241	432,600	394,186
Buildings	96,374	0	(2,634)	13,332	107,072	23,152	(465)	1,392	2 - 3%	24,079	82,993	73,222
Communications network and facilities	96,315	0	0	6,694	103,009	61,477	0	4,914	4 - 5%	66,391	36,618	34,838
Total facilities in service	5,630,190	0	(5,511)	387,182	6,011,861	2,494,984	(2,250)	166,125		2,658,859	3,353,002	3,135,206
FURNITURE, TOOLS AND EQUIPMENT
Furniture, equipment and software projects	191,338	8,706	(37)	0	200,007	177,755	(37)	9,232	12 - 13%	186,950	13,057	13,583
Tools and other	46,878	1,695	(282)	0	48,291	43,896	(265)	657	10 - 11%	44,288	4,003	2,982
Transportation equipment	23,837	5,040	(112)	0	28,765	14,874	(96)	2,366	20%	17,144	11,621	8,963
Total furniture, tools and equipment	262,053	15,441	(431)	0	277,063	236,525	(398)	12,255		248,382	28,681	25,528
Total assets subject to depreciation	5,892,243	15,441	(5,942)	387,182	6,288,924	2,731,509	(2,648)	178,380		2,907,241	3,381,683	3,160,734
CONSTRUCTION IN PROCESS
Transmission	157,329	112,871	0	(131,674)	138,526	0	0	0	—	0	138,526	157,329
Distribution and other	164,323	260,458	0	(255,508)	169,273	0	0	0	—	0	169,273	164,323
Total construction in process	321,652	373,329	0	(387,182)	307,799	0	0	0		0	307,799	321,652
Total 2010	6,213,895	388,770	(5,942)	0	6,596,723	2,731,509	(2,648)	178,380		2,907,241	3,689,482	—
Total 2009	5,818,111	404,310	(8,526)	0	6,213,895	2,561,853	(5,763)	175,419		2,731,509	—	3,482,386

(1) Includes net value of retirements for the sale of real property as of December 31, 2010 for 2,169 (Notes 3.g and 4.i).

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010
EXHIBIT C
INVESTMENTS IN OTHER COMPANIES
(stated in thousands of pesos)

							Information on the Issuer
								Last financial statement issued
Name and features of securities	Class	Face value	Number	Adjusted cost	Value on equity method	Net book value 2011	Main activity	Date	Nominal Capital Stock	Income for the year	Equity	% interest in capital stock	Net book value 2010

OTHER ASSETS AVAILABLE FOR SALE
(Notes 27 and 28)
EMDERSA HOLDING	common	$1	126,911,946	252,838	389,050	389,050	Electric power distribution services	12/31/2011	126,912	6,232	262,119	99.99	—
Goodwill:
- Original value						(125,554)
- Accumulated amortization						5,092
- Residual value						(120,462)

EMDERSA	common	$1	3,247,294	5,647	10,222	10,222	Electric power distribution services	12/31/2011	235,311	40,144	743,095	1.38	—
Goodwill:
- Original value						0
- Accumulated amortization						0
- Residual value						0

Adjustment for valuation at NRV						(62,279)

Subtotal Other assets available for sale						216,531							—

NON-CURRENT INVESTMENTS

Section 33 Law No. 19550 as amended -Companies-

Related Company:
SACME S.A.	common non- endorsable	$1	6,000	15	419	419	Electric power services	12/31/2011	12	8	838	50.00	415
Total						419							415

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

(1) Includes Corporate Notes of Transener S.A. for 17,527 as of December 31, 2010.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010
EXHIBIT E

ALLOWANCES AND ACCRUALS	Page 1 of 3

	2011
MAIN	At beginning	Incorpor. of balances acquis.of perm.invest.				At end of
ACCOUNT	of year	(1)	Increases	Decreases	Reclassifications	year

Deducted from current assets
For doubtful accounts (2)	29,259	26,400	37,923	(7,354)	0	86,228
For other doubtful accounts	12,799	4,358	1,495	(6,399)	0	12,253

For doubtful recoverability of tax loss carryforward	0	0	149,011	0	0	149,011

Deducted from non-current assets
For supplies obsolescence	0	3,449	516	(3,115)		850

Included in current liabilities
Accrued litigation	57,832	17,169	3,604	(14,720)	(53,541)	10,344

Included in non-current liabilities
Accrued litigation	6,816	2,751	4,490	(1,454)	53,541	66,144

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
(3) Related to foreign currency denominated asset / liability balances, discounted from discontinued operations

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

INFORMATION REQUIRED BY SECTION 64 SUB-SECTION b) OF LAW No. 19,550
EXHIBIT H
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(stated in thousands of pesos)	2011				2010	2009
Description	Transmission and Distribution Expenses	Selling Expenses	Administrative Expenses	Total	Total	Total
Salaries and social security taxes	499,020	125,599	141,318	765,937	438,348	330,358
Postage and telephone	8,521	16,787	5,139	30,447	19,221	15,038
Bank commissions	0	15,067	2,530	17,597	10,667	9,373
Allowance for doubtful accounts (1)	0	39,418	0	39,418	21,204	18,582
Supplies consumption	64,133	1,830	3,902	69,865	40,204	37,727
Work by third parties	333,713	158,597	41,621	533,931	180,458	165,341
Rent and insurance	4,612	980	17,429	23,021	18,841	11,697
Security services	8,159	2,301	15,140	25,600	9,585	6,854
Fees	13,078	50	11,542	24,670	6,322	6,233
Computer services	876	7,942	29,668	38,486	33,804	28,602
Public relations and marketing	0	0	11,522	11,522	13,525	11,738
Advertising and sponsorship	8	397	7,500	7,905	4,919	5,031
Temporary personnel and Reimbursements to personnel	2,261	473	3,383	6,117	3,849	4,489
Depreciation of property, plant and equipment	242,917	3,347	5,969	252,233	178,380	175,419
Directors and Supervisory Committee members' fees	0	0	6,553	6,553	3,672	2,860
Taxes and charges	5,766	56,285	8,189	70,240	22,857	19,940
Other	5,661	857	12,033	18,551	3,566	2,291
Total 2011	1,188,725	429,930	323,438	1,942,093	—	—
Total 2010	636,289	194,236	178,897	—	1,009,422	—
Total 2009	548,583	158,956	144,034	—	—	851,573

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

Under US GAAP, the non-controlling interest has been valued at fair value, using an income approach. Such fair value did not give rise to significant differences as compared to the non-controlling interest calculated under Argentine GAAP. In addition, under US GAAP the excess of the fair value of the net assets acquired, including those recognized in the reassessment of the purchase price allocation, over the consideration paid and the non-controlling interest has been considered as a gain in bargain purchase, because the seller had started a process for divesting its net assets in the region and, consequently, it sold them at values lower than their respective fair value.

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

Therefore, for the years ended December 31, 2011, 2010 and 2009, the US GAAP reconciling items related to deferred income tax in net (loss) income are as follows:

	For the year ended December 31,
	2011	2010	2009

Interest capitalized	1,783	1,783	1,783
Deferred income tax effect on the adjustment to present value of the notes	—	(1,469)	(1,835)
Acquisition of subsidiaries	(152,236)	—	—
Additional losses on assets held for sale and from sale of subsidiaries	40,407	—	—
Troubled debt restructuring	(9,546)	(9,893)	(15,645)
Accruals - ENRE penalties	—	—	(24,991)
Investments in marketable securities	154	2,554	(116)
Customers contributions	4,258	—	—
Other	(61)	101	(79)
Total effect of deferred income tax in net (loss) income from continuing operations	(115,241)	(6,924)	(40,883)

	As of December 31,
	2011	2010

Interest capitalized	(22,507)	(24,290)
Acquisition of subsidiaries	(152,236)	—
Defined benefit plans	10,192	3,548
Troubled debt restructuring and adjustment to present value of the notes	—	9,546
Additional losses on assets held for sale and from sale of subsidiaries	40,407	—
Customers contributions	4,258	—
Other	1,540	1,602
Total effect of deferred income tax in Equity (for continuing operations)	(118,346)	(9,594)

f)	Interest capitalized – net

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

			Gross Unrealized
December 31, 2011	Cost	Fair Value	Gain	Loss
Money Market Funds	58,463	58,903	440	—
Corporate Debt Securities	2,132	2,132	—	—
Total	60,595	61,035	440	—

Under US GAAP, as of December 31, 2011, the Company has assessed if an other-than-temporary impairment existed. No other-than-temporary impairment exists since none of the conditions prescribed by Topic ASC 320-10-35-33A through 33I were complied with.

			Gross Unrealized
December 31, 2010	Cost	Fair Value	Gain	Loss
Government Bonds	115,616	117,458	1,842	—
Money Market Funds	102,639	102,415	—	(224)
Corporate Debt Securities	425,156	430,836	5,680	—
Total	643,411	650,709	7,522	(224)

The maturities as of December 31, 2011, of the available-for-sale Corporate Debt Securities included in the balance sheet were as follows:

	Carrying value	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 years but within 10 years
Corporate Debt Securities	2,132	2,132	—	—

i)	Trust Consolidation

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

This reconciling item corresponds to the effect over non-controlling interest of the above explained adjustments.  The following tables show the reconciliation of non-controlling interest in net loss and shareholders’ equity:

Equity
Minority interest under Argentine GAAP	56,869
Bargain purchase	(4,773)
Customer contributions	(791)
Defined benefit plan	(1,003)

Non-controlling interest under US GAAP	50,302

Loss for the year
Minority interest under Argentine GAAP	18,240
Bargain purchase	(4,773)
Customer contributions	(791)

Non-controlling interest under US GAAP	12,676

m)	Effects of conforming to US GAAP

The reconciliation of reported (loss) net income required to conform to US GAAP is as follows:

	For the year ended December 31,
	2011	2010 (*)	2009 (*)

Net (loss) income under Argentine GAAP	(435,397)	(49,053)	117,623

Acquisition of subsidiaries (Note 32.I.a)	434,959	—	—
Additional losses on assets held for sale and from sale of subsidiaries (Note 32.I.b)	(172,838)	—	—
Reversal of negative goodwill (Note 32.I.c)	(12,340)	—	—
Transaction cost (Note 32.I.d)	(4,269)	—	—
Deferred income tax (Note 32.I.e)	(115,241)	(6,924)	(40,883)
Interest capitalized – net (Note 32.II.b)	(5,095)	(5,095)	(5,095)
Trouble debt reestructuring and repurchases of debt (Note 32.II.c)	27,275	32,463	49,944
Investments in marketable securities (Note 32.I.h)	(440)	(7,298)	332
Trust consolidation (Note 32.I.i)	—	—	(49,015)
Customers contributions (Note 32.I.j)	(12,165)
Non-controlling interest (Note 32.I.l)	5,564	—	—
Other	175	175	175

Net (loss) income under US GAAP attributable to EDENOR shareholders’	(289,812)	(35,732)	73,081

Non-controlling interest under US GAAP (Note 32.I.l)	12,676	—	—

Net (loss) income under US GAAP	(277,136)	(35,732)	73,081

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

The reconciliation to conform shareholders’ equity amounts under Argentine GAAP to Equity under US GAAP is as follows:

	As of December 31,
	2011	2010 (*)

Shareholders’ equity under Argentine GAAP	1,314,518	1,749,915

Acquisition of subsidiaries (Note 32.I.a)	434,959	—
Additional losses on assets held for sale and from sale of subsidiaries (Note 32.I.b)	(172,838)	—
Reversal of negative goodwill (Note 32.I.c)	(12,340)	—
Transaction cost (Note 32.I.d)	(4,269)	—
Deferred income tax (Note 32.II.a)	(118,346)	(9,594)
Interest capitalized – net (Note 32.II.b)	64,305	69,399
Trouble debt restructuring and repurchases of debt (Note 32.II.c)	—	(27,275)
Pension Plan (Note 32.II.d)	(29,120)	(10,136)
Customers contributions (Note 32.I.j)	(12,165)	—
Acquisition of additional non-controlling interest (Note 32.I.k)	3,452	—
Non-controlling Interest (Note 32.I.l)	6,567	—
Other	(4,118)	(4,293)

Equity under US GAAP attributable to EDENOR shareholders’	1,470,605	1,768,016

Non-controlling interest under US GAAP (Note 32.I.l)	50,302	—

Equity in accordance with US GAAP	1,520,907	1,768,016

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

The changes in Equity under US GAAP as of December 31, 2011, 2010 and 2009 are as follows:

	For the year ended December 31,
	2011	2010	2009

Equity under US GAAP - Beginning balance	1,768,016	1,801,449	1,727,154

Net (loss) income for the year attributable to Edenor shareholders’	(289,812)	(35,732)	73,081
Additional paid-in capital	3,452	—	—
Other Comprehensive (loss) income - Pension Plan, net of tax and Investments in marketable securities, net of tax (Note 32.II.o)	(11,051)	2,299	1,214
Non-controlling interest (Note 32.I.l )	50,302	—	—

Equity under US GAAP - Ending balance ((Note 32.I.m)	1,520,907	1,768,016	1,801,449

II.	Additional disclosure requirements

a)	Deferred income taxes

The benefit for income taxes included in the condensed statement of income and accounted for in accordance with US GAAP is as follows:

	As of December 31,
	2011	2010(*)	2009(*)
Income tax under Argentine GAAP:
Current income tax	(40,266)	(16,235)	(95,570)
Other adjustments	1,442	—	1,636
Deferred income tax - benefit	16,376	42,349	41,603
Total income tax benefit (expense) under Argentine GAAP	(22,448)	26,114	(52,331)

US GAAP adjustments:

Interest capitalized	1,783	1,783	1,783
Deferred income tax effect on the adjustment to present value of the notes	—	(1,469)	(1,835)
Bargain purchase	(152,236)	—	—
Deferred income tax effect on troubled debt restructuring and repurchases of debt	(9,546)	(9,893)	(15,645)
Accruals - ENRE Penalties	—	—	(24,991)
Investments in marketable securities	154	2,554	(116)
Additional loss on assets held for sale	40,407
Customers contributions	4,258
Others	(61)	101	(79)
Discontinued operations and Additional loss on assets held for sale 1	(22,952)	—	—

US GAAP adjustments	(138,193)	(6,924)	(40,883)

Increase of the allowances for impairment of value of deferred tax assets	—	—	—

US GAAP adjustments including increase of the allowance for impairment of value of deferred tax assets	(138,193)	(6,924)	(40,883)

Income tax (expense) benefit from continuing operations under US GAAP	(160,641)	19,190	(93,214)

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

	As of December 31,
	2011	2010	2009

Decrease (Increase) of the valuation allowance of value of deferred tax assets under Argentine GAAP	(176,003)	—	—
US GAAP adjustments	—	—	—
Variation of the valuation allowance under US GAAP	(176,003)	—	—

Deferred tax assets (liabilities) as of December 31, 2011 are summarized as follows:

	As of December 31, 2011
	Argentine GAAP balance	US GAAP adjustment	US GAAP balance

Deferred tax assets
Tax losses carry forward	169,477	—	169,477
Accruals	198,180	11,633	209,813
Other non-current assets	40,650	—	40,650
Differences in basis in basis relating to purchase accounting	—	24,557	24,557
Additional loss on assets held for sale	—	40,407	40,407
Customers contributions’	—	4,258	4,258
Others	6,390	—	6,390
Total deferred tax assets	414,697	80,855	495,552

Allowance for impairment of value of differed tax assets	(176,003)	—	(176,003)
Total deferred tax assets, net	238,694	80,855	319,549

Deferred tax liabilities
PP&E and others	(518,462)	(180,962)	(699,424)
Total deferred tax liabilities	(518,462)	(180,962)	(699,424)

Total net deferred tax assets (liabilities)	(279,768)	(100,107)	(379,875)

1. It corresponds to the reclassification of the income tax related to the discontinued operations, to the single line item below net loss form continuing operations.

Deferred tax assets (liabilities) as of December 31, 2010 are summarized as follows:

	As of December 31, 2010
	Argentine GAAP balance (*)	US GAAP adjustment	US GAAP balance

Deferred tax assets
Tax losses carry forward	11,586	—	11,586
Accruals	175,143	5,051	180,194
Troubled debt restructuring and repurchases of debt	—	3,335	3,335
Others	442	—	442
Total deferred tax assets, net	187,171	8,386	195,557

Deferred tax liabilities
PP&E and others	(440,988)	(17,980)	(458,968)
Total deferred tax liabilities	(440,988)	(17,980)	(458,968)

Total net deferred tax assets (liabilities)	(253,817)	(9,594)	(263,411)

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

A reconciliation of the Argentine Statutory Income Tax rate to the Company’s effective tax rate on net (loss) income is as follows:

	As of December 31,
	2011	2010	2009

Income tax calculated at tax rate on net income from continued operations before taxes under US GAAP	(7,327)	19,222	(58,203)

Permanent differences:
Effect of Trust consolidation	—	—	(17,155)
Loss from sale of subsidiary	24,549	—	—
Other non-deductible expenses	(1,860)	(32)	(17,856)
Subtotal	15,362	19,190	(93,214)
Variation of the valuation allowance under US GAAP	(176,003)	—	—
Income tax (expense) benefit from continuing operations under US GAAP	(160,641)	19,190	(93,214)

US GAAP deferred tax assets (liabilities) as of December 31, 2011 and 2010 breakdowns are summarized below:

	As of December 31, 2011
	Total	Current	Non Current

Total deferred tax assets	495,552	1,907	493,645
Total deferred tax liabilities	(699,424)	(61,385)	(638,039)
Allowance for impairment of value of deferred tax assets	(176,003)	—	(176,003)
Total net deferred tax liabilities	(379,875)	(59,478)	(320,397)

	As of December 31, 2010
	Total	Current	Non Current

Total deferred tax assets, net	195,557	1,622	193,935
Total deferred tax liabilities	(458,968)	(30,888)	(428,080)
Total net deferred tax liabilities	(263,411)	(29,266)	(234,145)

b)	Interest capitalized – net

In accordance with ASC topic 835, interests on loans related to works in progress has been capitalized on the qualifying asset (assets that require an extended period of time to acquire or produce), during the term of construction until they were in condition to be used, as follows:

	As of December 31,
	2011	2010	2009
Interest expense incurred under US GAAP	184,476	103,782	139,193
Interest capitalized under US GAAP	16.132	19,522	24,966

Effect on US GAAP adjustment in net income is as follows:

	For the year ended December 31,
	2011	2010	2009
Depreciation of interest capitalized (Note 32.I.f)	(5,095)	(5,095)	(5,095)

Effect on US GAAP adjustment on shareholders’ equity is a follows:

	As of December 31
	2011	2010
Interest capitalized	125,295	125,295
Depreciation on interest capitalized	(60,990)	(55,896)
Interest capitalized – net (Note 32.I.f)	64,305	69,399

c)	Troubled debt restructuring and repurchases of debt

The reconciliation between consolidated financial debt under US GAAP and Argentine GAAP as of December 31, 2011 and 2010 is as follows:

	As of December 31,
	2011	2010

Financial debt (current and non current) under Argentine GAAP	1,248,907	1,089,221

Waiver of principal	55,314	55,314
Waiver of unpaid accrued interest	77,658	77,658
Waiver of unpaid accrued penalties	65,726	65,726
Adjustment to present value of the notes	—	17,745
Interest expense	149,617	116,733

Loss from the purchase and redemption of notes 2016 during 2007	(10,228)	(10,228)
Gain from the purchase and redemption of notes 2016 during 2008	55,185	55,185
Gain from the purchase and redemption of notes 2016 during 2009	46,182	46,182
Loss from the purchase and redemption of notes 2016 during 2010	(743)	(743)
Loss from the purchase and redemption of notes 2016 during 2011	(25,260)	—
Adjustment to present value of purchased and redeemed notes 2016 during 2007	(8,632)	(8,632)
Adjustment to present value of purchased and redeemed notes 2016 during 2008	8,980	8,980
Adjustment to present value of purchased and redeemed notes 2016 during 2009	7,932	7,932
Adjustment to present value of purchased and redeemed notes 2016 during 2010	1,601	1,601
Adjustment to present value of purchased and redeemed notes 2016 during 2011	25,757	—
Gain on debt restructuring	(66,803)	(66,803)
Gain on early extinguishment of debt	(382,286)	(339,375)

Financial debt (current and non current) under US GAAP	1,248,907	1,116,495

Total impact in Equity under US GAAP (Note 32.I.g)	—	27,275

Effects of US GAAP adjustments in net income under Argentine GAAP are as follows:

	For the year ended December 31,
	2011	2010	2009
Loss on early extinguishment of debt	42,911	41,570	150,269
Interest expense and exchange differences	(32,884)	(12,447)	(51,454)
Adjustment to present value of notes	17,745	4,198	5,243
Adjustment to present value of purchased and redeemed notes due in 2016	(25,757)	(1,601)	(7,932)
Loss (Gain) from the purchase and redemption of notes due in 2016	25,260	743	(46,182)
Total impact in net (loss) income (Note 32.I.g)	27,275	32,463	49,944

d)	Pension plan

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

The components of net periodic benefit cost under Argentina GAAP and US GAAP for 2011, 2010 and 2009 are as follows:

	As of December 31,
	2011	2010	2009
Components of net year benefit cost
Service cost	3,211	1,828	1,608
Interest cost	12,436	7,825	4,843
Recognized net actuarial loss	(1,732)	814	1,314
Net year benefit cost	13,915	10,467	7,765

The changes in benefit obligations for the years ended December 31, 2011 and 2010 are as follows:

	As of December 31,
	2011	2010
Benefit obligation - beginning of year	41,492	31,195
Employee benefit plan – acquisition of subsidiaries	31,663	—
Service cost	3,211	1,828
Interest cost	12,436	7,825
Actuarial loss	13,764	4,572
Benefits paid to participants	(7,737)	(3,928)
Benefit obligation – end of year	94,829	41,492

As of December 31, 2011, 2010 and 2009, the Company recognized net of tax charges of 12,340, and 2,445 and a net gain of 1,430, respectively, as adjustment to accumulated other comprehensive gain/loss corresponding to the net actuarial gain/loss for the year.

The following table shows changes in accumulated other comprehensive gain/loss for the years ended December 31, 2011, 2010 and 2009:

	Net of tax	Tax effect	Gross amount

Balance as of January 31, 2009	5,573	(3,002)	8,575
Net actuarial loss (gain) for the year 2009	(1,430)	770	(2,200)
Balance as of December 31, 2009	4,143	(2,232)	6,375
Net actuarial loss (gain) for the year 2010	2,445	(1,316)	3,761
Balance as of December 31, 2010	6,588	(3,548)	10,136
Net actuarial loss (gain) for the year 2011	12,340	(6,644)	18,984
Balance as of December 31, 2011	18,928	(10,192)	29,120

The following yearly pension benefits payments are expected to be made:

2012	18,401
2013	10,719
2014	11,690
2015	12,077
2016	11,831
2017-2021	55,334

The components of the projected net periodic pension benefit costs for 2012 are as follows:

Service cost	3,211
Interest cost	12,436
Amortization of net actuarial loss	(1,732)
Net year benefit cost	13,915

The following table shows the effect of a 1% change in discount rate on our projected benefit obligation for the periods indicated:

	As of December 31,
	2011	2010	2009
Projected benefit obligation	94,829	41,492	31,195
Effect of a one-percentage-point increase	90,172	39,470	29,676
Effect of a one-percentage-point decrease	99,904	43,804	32,935

Assumptions

	2011	2010	2009
Weighted - discount rate	30,0%	24.0%	25.0%
Weighted - salary increase	23.0%	15.0%	15.0%
Weighted - long term inflation	22.0%	18.0%	11.5%

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

Under US GAAP, the Trust represented a Variable Interest Entity (VIE) and as such had to be consolidated in the Company’s financial statements.

As of December 31, 2008, the outstanding financial assets held by the Trust and related accrued interests were as follows:

	Amounts in thousands of US$	Accrued interests in thousands of US$
Cash	1,179	—
Clarín Group Notes	2,145	—
Edenor Notes due on 2017	10,030	556
Edenor Notes due on 2017	407	23

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

The following tables set forth the computation of basic and diluted (loss) earnings per common share under US GAAP for the years presented:

	For the years ended December 31,
(Loss) Earnings per share from continuing operations	2011	2010	2009

Numerator:
Net (loss) income for the year from continuing operations attributable to Edenor's shareholders	(145,531)	(35,732)	73,081

Denominator:
Weighted average number of shares used in basic EPS	897,042,600	897,042,600	897,042,600

(Loss) Earnings per share from continuing operations – basic and diluted	(0.162)	(0.040)	0.081

	For the years ended December 31,
(Loss) per share from discontuing operations	2011	2010	2009

Numerator:
Net loss for the year from discontinuing operations attributable to Edenor's shareholders	(144,281)	—	—

Denominator:
Weighted average number of shares used in basic EPS	897,042,600	897,042,600	897,042,600

(Loss) per share from discontinuing operations – basic and diluted	(0.161)	—	—

There are no potential dilutive equity shares.

g)	Segment information

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

The following table presents the reconciliation of the condensed statements of cash flows between Argentine GAAP and US GAAP:

	For the years ended as of December 31,
Reconciliation of cash flows under Argentine GAAP and US GAAP	2011	2010	2009

Net cash flow provided by operating activities under Argentine GAAP	511,751	526,928	667,977
Reclasification from operating activities to investing activities:
Effect of exchange rate changes on cash and cash equivalents	(3,283)	(10,119)	(7,021)
Net cash flow provided by operating activities under US GAAP	508,468	516,809	660,956

Net cash flow used in investing activities under Argentine GAAP	(975,216)	(381,335)	(404,165)
Decrease (Increase) in current and non-current investments	—	—	13,614
Corporate debt securities classified as cash equivalents under Argentina GAAP	428,704	(382,312)	(48,524)
Net cash flow used in investing activities under US GAAP	(546,512)	(763,647)	(439,075)

Net cash flow used in financing activities under Argentine GAAP	(80,387)	302,878	(161,839)
(Decrease) Increase in current and non-current investments	—	—	(13,614)
Net cash flow used in provided by financing activities under US GAAP	(80,387)	302,878	(175,453)

Net (decrease) increase in cash and cash equivalents under US GAAP	(115,148)	66,159	53,449

Effect of exchange rate changes on cash and cash equivalents	3,283	10,119	7,021

Net increase in cash and cash equivalents under US GAAP after effect of exchange rate changes on cash and cash equivalents	(118,431)	56,040	46,428

Cash and cash equivalents at the beginning of the year	246,007	179,848	126,399
Cash and cash equivalents at the end of the year	130,859	246,007	179,848

	2011	2010	2009

Cash and cash equivalents under Argentine GAAP (Note 19)	132,991	676,843	228,372
Corporate debt securities – Not qualified as cash equivalent under US GAAP (Note 32.I.h)	(2,132)	(430,836)	(48,524)
Cash and cash equivalents under US GAAP	130,859	246,007	179,848

j)	Fair value measurements

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

In accordance with the fair value hierarchy, the following table shows the fair value as of year-end 2011, of those financial assets that must be measured at fair value and were classified as “Investments” and “Loans”:

	Fair value measurements as of December 31, 2011
Description	Balance as of December 31, 2011	Level 1	Level 2	Level 3
Assets
Money market funds	58,903	58,903	—	—
Corporate Debt Securities	2,132	2,132	—	—
Derivatives	1,316		1,316

	Fair value measurements as of December 31, 2010
Description	Balance as of December 31, 2010	Level 1	Level 2	Level 3
Assets
Money market funds	117,458	117,458	—	—
Equity Securities	102,415	102,415
Corporate Debt Securities	430,836	430,836	—	—
Liabilities
Derivatives	7,253		7,253

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

The condensed consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009 under US GAAP are as follows:

	For the year ended December 31,
	2011	2010	2009

Net sales / Services revenues	2,853,219	2,253,650	2,163,316
Electric power purchases	(1,341,591)	(1,069,747)	(1,003,362)
Transmission and Distribution Expenses	(1,117,769)	(731,778)	(623,984)
Gross margin	393,859	452,125	535,970
Operating expenses, net	(136,529)	(372,379)	(294,675)
Net operating (loss) income	257,330	79,746	241,295
Financial income	61,980	88,942	229,210
Financial expenses	(298,375)	(223,610)	(304,210)
Net (loss) income from continued operations before income tax and non-controlling interest	20,935	(54,922)	166,295
Income tax (expense) / benefit from continued operations	(160,641)	19,190	(93,214)
Less: Net gain from continued operations attributable to non-controlling interest	5,825	—	—
Net (loss) gain from continued operations attributable to Edenor shareholders’	(145,531)	(35,732)	73,081
Loss from discontinued operations before income tax and non-controlling interest	(160,382)	—	—
Income tax from discontinued operations	22,952	—	—
Loss on discontinued operations attributable to Edenor shareholders’	(144,281)	—	—
Less: Net gain on discontinued operations attributable to non-controlling interest	6,851	—	—
Net (loss) income under US GAAP attributable to EDENOR shareholders’	(289,812)	(35,732)	73,081
Net gain under US GAAP attributable to non-controlling interest	12,676	—	—
(Loss) Earning per share from continuing operations – Basic and diluted	(0.162)	(0.040)	0.081
(Loss) Earning per share from discontinuing operations – Basic and diluted	(0.161)	—	—

The consolidated condensed balance sheets under US GAAP as of December 31, 2011 and 2010 are as follows:

	As of December 31,
	2011	2010

Asset group held for sale	1,138,757	—
Other current assets	935,489	1,155,425
Property, plant and equipment, net	4,798,446	3,754,590
Other non-current assets (Note 32.I.a)	223,710	274,599
Liability group held for sale	922,226	—
Other current liabilities	1,328,582	818,099
Non-current liabilities (Note 32.I.a)	3,324,687	2,598,499
Equity (Note 32.I.a)	1,520,907	1,768,016

Summary of Consolidated Equity in accordance with US GAAP	For the year ended December 31,
	2011	2010

Common stock	1,902,944	1,902,944
Treasury stock	(6,130)	(6,130)
Additional paid-in capital	28,422	24,970
Legal Reserve	64,008	64,008
Accumulated deficit (Note 32.I.a)	(208,023)	(185,822)
Net loss for the year attributable to Edenor shareholders’	(289,812)	(35,732)
Other Comprehensive Income	(11,051)	2,299
Accumulated Other Comprehensive Income	(9,753)	1,479
Non- Controlling Interest	50,302	—

Total Equity (Note 32.I.a)	1,520,907	1,768,016

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

Under Argentine GAAP the carrying value of a long-lived asset is considered impaired by the Company when its value in use or its net realizable value, whichever is greater, is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the greater of the value in use or the net realizable value. Value in use is determined by the expected cash flows from the assets discounted at a rate commensurate with the risk involved. Net realizable value is determined by the selling price of the assets less costs to sell. Under U.S. GAAP, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. However, the Company concluded that the carrying value of its long lived assets was not considered impairment under both Argentine GAAP and US GAAP.

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

The following table summarizes the components of comprehensive (loss) income for the years ended December 31, 2011, 2010 and 2009:

	For the year ended December 31,
	2011	2010	2009

Net (loss) income under US GAAP	(289,812)	(35,732)	73,081

Other comprehensive (loss) income:

Unrealized gains and losses - Available for sale securities (net of a tax effect of 154, 2,554 loss and 116 benefit , for 2011, 2010 and 2009, respectively)	286	4,744	(216)
Pension plan (net of a tax effect of 6,644, 1,316 benefit, and 770 loss, for 2011, 2010 and 2009, respectively)	(11,337)	(2,445)	1,430
Comprehensive (loss) income	(300,863)	(33,433)	74,295
Less: Other comprehensive income attributable to non-controlling interest	(1,003)	—	—
Less: Comprehensive income attributable to non-controlling interest	11,673	—	—
Comprehensive (loss) income attributable to Edenor	(290,193)	(33,433)	74,295

The following table summarizes the components of accumulated other comprehensive (loss) income for the years ended December 31, 2011, 2010 and 2009:

	For the year ended December 31,
	2011	2010	2009

Accumulated gross unrealized gain on Available for sale securities	12,850	12,410	5,112
Accumulated estimated tax (loss) on Available for sale securities	(4,498)	(4,343)	(1,789)
Accumulated gross pension plan	(28,117)	(10,136)	(4,143)
Accumulated estimated tax benefit (loss) on pension plan	10,192	3,548	1,450

Accumulated other comprehensive (loss) income	(9,573)	1,479	630

p)	Business combination

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

Dated Signature Page of the 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima

By:	/s/ Leandro Montero
	Name:	Leandro Montero
	Title:	Chief Financial Officer

Date: April 26, 2012

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima

By:	/s/ Leandro Montero
	Name:	Leandro Montero
	Title:	Chief Financial Officer

Date: December 19, 2012.