Form 20-F/A
period 2011-12-31
EDENOR
filed 2013-02-07
CIK 1395213

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A

AMENDMENT NO. 2 TO

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
Leandro Montero Tel.: +54 11 4346 5127 / Fax: +54 11 4346 5325 Avenida Del Libertador 6363 (C1428ARG) Buenos Aires, Argentina Investor Relations Officer

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).  Yes ☐ No ☑

EXPLANATORY NOTE

This Amendment No.#2 to the Annual Report on Form 20-F of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”) for the fiscal year ended December 31, 2011, as filed on April 26, 2012 (the “Original 20-F”) is being filed solely for the reason set forth below:

1.
To amend Item 5 (“Operating and financial review and Prospects”) to explain in further detail the basis behind Edenor’s assumption that increased electric tariff rates would be approved during 2013 in Edenor’s assessment of long-lived assets for impairment.

2.
To amend item 3 (“Key Information”) to revise the Selected Financial Data on page 5.  Figures have been revised to include the correct amounts where necessary and to break down the “Net loss per ADS – basic and diluted” item into “Net loss per ADS from continuing operations attributable to Edenor´s shareholders– basic and diluted” and “Net loss per ADS from discontinued operations attributable to Edenor´s shareholders– basic and diluted” to facilitate recalculation of related amounts.

3.
To file a complete amended Original 20-F with all of the items as required by Form 20-F, along with a currently dated and signed signature page and required certifications of the CEO and CFO filed as exhibits 12.1, 12.2 and 13.1 to this Amendment No. 2
We note that the Amended Original 20-F being filed as part of this Amendment No. 2 includes the revisions made pursuant the the Amendment No. 1 to the Original 20-F, which was filed on December 16, 2012.

Other than as set forth above, this Amendment No. 2 does not, and does not purport to, amend, update or restate the information in any other item, or exhibits to, the Original 20-F and should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to April 26, 2012.

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

	2011(*)		2011(*)		2010		2009		2008		2007
Statement of operations data	(in millions, except for per share and per ADS data)
Argentine GAAP
Net sales	U.S.$	828.3	Ps.	3,565.0	Ps.	2,173.6	Ps.	2,077.9	Ps.	2,000.2	Ps.	1,981.9
Electric power purchases		(370.3)		(1,593.9)		(1,069.7)		(1,003.4)		(934.7)		(889.9)
Gross margin		458.0		1,971.1		1,103.9		1,074.5		1,065.5		1,092.0
Transmission and distribution expenses		(276.2)		(1,188.7)		(636.3)		(548.6)		(497.9)		(417.6)
Selling expenses		(99.9)		(429.9)		(194.2)		(159.0)		(126.0)		(120.6)
Administrative expenses		(75.1)		(323.4)		(178.9)		(144.0)		(138.7)		(124.7)
Subtotal		6.7		29.0		94.5		222.9		302.9		429.2
Gain (loss) in permanent investments		—		—		—		—		—		—
Negative Goodwill amortization (2)		2.9		12.3		—		—		—		—
Result from valuation of other assets available for sale at NRV (8)		(17.4)		(75.0)		—		—		—		—
Subtotal		(7.8)		(33.7)		94.5		222.9		302.9		429.2
Other (expenses) income , net		(5.9)		(25.3)		(9.8)		23.3		(29.8)		1.0
Financial income (expenses) and holding gains (losses):
Generated by assets:
Exchange difference		4.2		18.0		7.4		21.4		8.1		(0.9)
Interest		5.7		24.4		28.4		16.2		9.8		13.4
Holding results		(0.3)		(1.2)		(14.7)		37.6		(7.3)		0.1
Taxes and sundry expenses(2)		(7.0)		(30.1)		(16.0)		(13.4)		—		—
Others		(0.6)		(2.4)		—		—		—		—
Generated by liabilities:
Financial expenses		(6.0)		(25.7)		(12.5)		(11.7)		(10.0)		(21.0)
Exchange difference		(25.1)		(108.1)		(40.3)		(99.1)		(92.7)		(29.9)
Interest		(44.1)		(189.7)		(91.3)		(87.7)		(95.3)		(74.5)
Taxes and sundry expenses(2)		(5.7)		(24.7)		(21.1)		(19.2)		—		—
Loss for debt restructuring		(0.6)		(2.7)		—		—		—		—
Others		(0.5)		(2.2)		—		—		—		—
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other receivables(3)		0.3		1.2		11.6		3.4		13.5		(29.6)
Adjustment to present value of notes(4)		—		—		(4.2)		(5.2)		(8.5)		(21.5)
Gain (Loss) from the purchase of notes(5)		1.5		6.5		(7.1)		81.5		93.5		(10.2)
Adjustment to present value of purchased notes(4)		—		—		—		—		—		(8.6)
Results holdings in related companies		0.2		0.9		—		—		—		—
(Loss) Income before taxes and minority interest		(91.7)		(394.7)		(75.2)		170.0		184.3		247.4
Income tax		(5.2)		(22.4)		26.1		(79.3)		(61.2)		(125.0)
Minority interest		(4.2)		(18.2)		—		—		—		—
Net (loss) income	U.S.$	(101.2)	Ps.	(435.4)	Ps.	(49.1)	Ps.	90.6	Ps.	123.1	Ps.	122.5
Net (loss) income per ordinary share – basic and diluted		(0.113)		(0.485)		(0.055)		0.101		0.137		0.135
Dividends declared per ordinary share(6)		—		—		—		—		—		—
Net (loss) income per ADS(7) — basic and diluted		(2.256)		(9.707)		(1.095)		2.020		2.745		2.702
Number of shares outstanding		897,042,600		897,042,600		897,042,600		897,042,600		897,042,600		906,455,100

U.S. GAAP
Net sales/service revenues	U.S.$	662.9	Ps.	2,853.2	Ps.	2,253.7	Ps.	2,163.3	Ps.	2,059.0	Ps.	1,937.0
Electric power purchases		(311.7)		(1,341.6)		(1,069.7)		(1,003.4)		(934.7)		(889.9)
Transmission and distribution expenses		(259.7)		(1,117.8)		(731.8)		(624.0)		(577.0)		(477.5)
Gross margin		91.5		393.9		452.1		535.9		547.3		569.6
Operating expenses, net		(31.7)		(136.5)		(372.4)		(294.7)		(296.6)		(207.5)
Net operating income (loss)		59.8		257.3		79.7		241.3		250.7		362.1
Financial (expense), net and holding gains		(54.9)		(236.4)		(134.7)		(75.0)		82.0		(46.5)
Net income (loss) before income taxes		4.9		20.9		(54.9)		166.3		332.7		315.7
Income tax		(37.3)		(160.6)		19.2		(93.2)		(68.2)		(99.9)
Less: Net gain from continued operations attributable to non-controlling interest		1.4		5.8		—		—		—		—
Net (loss) income for the year		(33.8)		(145.5)		(35.7)		73.1		264.5		215.8

Loss from discontinued operations before income tax and non-controlling interest		(37.3)		(160.4)		—		—		—		—

Income tax from discontinued operations		5.3		23.0		—		—		—		—
Loss on discontinued operations attributable to Edenor shareholders’		(33.5)		(144.3)		—		—		—		—
Less: Net gain on discontinued operations attributable to non-controlling interest		1.6		6.9		—		—		—		—
Net (loss) income under US GAAP attributable to EDENOR shareholders’		(67.3)		(289.8)		—		—		—		—
Net gain under US GAAP attributable to non-controlling interest		2.9		12.7		—		—		—		—
Net (loss) Earning per ordinary share attributable to Edenor's shareholders from continued operations – basic and diluted		(0.038)		(0.162)		(0.040)		0.081		0.295		0.238
Loss per ordinary share attributable to Edenor's shareholders from discontinued operations – basic and diluted		(0.037)		(0.161)		—		—		—		—
Net (loss) income per ADS attributable to Edenor's shareholders (7) from continued operations — basic and diluted		(0.754)		(3.245)		(0.796)		1.630		5.897		4.761

Net loss per ADS attributable to Edenor's shareholders (7) from discontinued operations — basic and diluted		(0.747)		(3.217)		—		—		—		—

(*)	Consolidated financial data.
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
	(in millions)
Balance sheet data
Argentine GAAP
Current assets:
Cash and banks	U.S.$	5.4	Ps.	23.4	Ps.	8.6	Ps.	8.7	Ps.	6.1	Ps.	3.5
Investments		25.5		109.5		668.2		219.7		121.0		97.7
Trade receivables		124.2		534.7		421.2		389.2		400.5		346.0
Other receivables		56.9		244.9		43.4		61.1		42.8		26.0
Supplies		5.3		22.9		12.4		14.9		16.7		23.2
Other assets available for sale		50.3		216.5		—		—		—		—
Total current assets	U.S.$	267.7	Ps.	1,152.0	Ps.	1,153.8	Ps.	693.6	Ps.	587.1	Ps.	496.3
Non-current assets:
Trade receivables		10.6		45.7		45.5		87.0		111.4		100.3
Other receivables		16.4		70.7		14.8		88.8		99.5		144.1
Investments in other companies		0.1		0.4		0.4		0.4		0.4		0.4
Investments		—		—		—		—		67.2		—
Supplies		6.2		26.9		23.2		18.6		12.8		13.8
Property, plant and equipment		1,100.9		4,738.3		3,689.5		3,482.4		3,256.3		3,092.7
Goodwill		(67.3)		(289.6)		—		—		—		—
Total non-current assets	U.S.$	1,067.0	Ps.	4,592.4	Ps.	3,773.5	Ps.	3,677.2	Ps.	3,547.6	Ps.	3,351.3
Total assets	U.S.$	1,334.7	Ps.	5,744.4	Ps.	4,927.3	Ps.	4,370.7	Ps.	4,134.6	Ps.	3,847.6
Current liabilities:
Trade accounts payable		153.0		658.3		378.5		347.8		339.3		316.2
Loans		13.7		59.0		54.1		83.0		27.2		29.3
Salaries and social security taxes		66.7		287.1		180.4		118.4		94.8		59.9
Taxes		39.3		169.0		111.1		140.3		111.0		84.6
Other liabilities		33.6		144.8		4.5		8.0		10.5		9.7
Accrued litigation		2.4		10.3		57.8		62.8		52.8		39.9
Total current liabilities	U.S.$	308.7	Ps.	1,328.6	Ps.	786.5	Ps.	760.3	Ps.	635.6	Ps.	539.6
Non-current liabilities:
Trade accounts payable		12.6		54.3		51.0		46.9		40.2		35.5
Loans		276.5		1,189.9		1,035.1		707.5		913.1		949.1
Salaries and social security taxes		16.2		69.5		50.6		43.7		40.1		24.7
Taxes		67.6		290.9		262.8		9.4		0		0
Other liabilities(1)		319.2		1,373.7		984.5		610.8		369.0		281.4
Accrued litigation		15.4		66.1		6.8		10.1		45.1		42.8
Total non-current liabilities		707.4		3,044.5		2,390.9		1,428.3		1,407.5		1,333.5
Total liabilities	U.S.$	1,016.0	Ps.	4,373.0	Ps.	3,177.4	Ps.	2,188.5	Ps.	2,043.1	Ps.	1,873.0
Minority interest		13.2		56.9		—		—		—		—
Shareholders’ equity		305.4		1,314.5		1,749.9		2,182.2		2,091.6		1,974.6
Total liabilities and shareholders’ equity	U.S.$	1,334.7	Ps.	5,744.4	Ps.	4,927.3	Ps.	4,370.7	Ps.	4,134.6	Ps.	3,847.6

U.S. GAAP
Current assets	U.S.$	217.4	Ps.	935.5	Ps.	1,155.4	Ps.	703.3	Ps.	666.7	Ps.	536.7
Property, plant and equipment, net		1,114.9		4,798.4		3,754.6		3,552.4		3,331.2		3,175.7
Other non-current assets		52.0		223.7		274.6		260.4		258.4		346.6
Assets of disposal groups classified as held for sale		264.6		1,138.8		—		—		—		—
Total assets	U.S.$	1,648.8	Ps.	7,096.4	Ps.	5,184.6	Ps.	4,516.1	Ps.	4,256.3	Ps.	4,059.0
Current liabilities	$	U.S. 308.7	Ps.	1,328.6	Ps.	818.1	Ps.	790.9	Ps.	707.5	Ps.	573.7
Non-current liabilities		772.5		3,324.7		2,598.5		1,923.8		1,821.6		2,018.2
Liabilities of disposal groups classified as held for sale		214.3		922.2		—		—		—		—
Total liabilities		1,295.4		5,575.5		3,416.6		2,714.7		2,529.1		2,591.9
Shareholders’ equity		353.4		1,520.9		1,768.0		1,801.4		1,727.2		1,467.1
Total liabilities and shareholders’ equity	$	U.S. 1,648.8	Ps.	7,096.4	Ps.	5,184.6	Ps.	4,516.1	Ps.	4,256.3	Ps.	4,059.0

(*)	Consolidated financial data.
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
	(in millions)
Cash flow data
Argentine GAAP
Operating activities:
Net (loss) income	U.S.$	(101.2)	Ps.	(435.4)	Ps.	(49.1)	Ps.	90.6	Ps.	123.1	Ps.	122.5
Adjustment to reconcile net (loss) income to net cash flows provided by (used in) operating activities:
Depreciation of property, plant and equipment		58.6		252.2		178.4		175.4		170.3		174.4
Retirement of property, plant and equipment		5.1		22.0		1.1		2.8		1.9		1.1
Gain from the sale of real property		—		—		(5.3)		—		—		—
Gain from investments in affiliated parties		(0.2)		(0.9)		0		—		—		(0.1)
Negative Goodwill amortization		(2.9)		(12.3)		—		—		—		—

(Gain) Loss from investments		(10.4)		(44.8)		(55.7)		26.4		(4.3)		(8.5)
Adjustment to present value of notes		—		—		4.2		5.2		8.5		21.5
Loss (Gain) from the purchase and redemption of notes		(1.5)		(6.5)		7.1		(81.5)		(93.5)		10.2
Loss for debt restructuring		0.6		2.7		—		—		—		—
Adjustment to present value of the repurchased and redeemed notes		—		—		—		—		—		8.6
Results from valuation of other assets available for sale at NRV		17.4		75.0		—		—		—		—
Exchange differences, interest and penalties on loans		71.3		306.8		49.5		178.6		232.7		69.5
Increase in trade receivables due to the unbilled portion of the retroactive tariff increase		—		—		—		—		—		(171.3)
Recovery of the accrual for tax contingencies		—		—		—		(35.6)		—		—
Income tax		(5.2)		22.4		(26.1)		79.3		61.2		125.0
Allowance for doubtful accounts		8.8		37.9		16.3		13.5		17.1		—
Reversal of the allowance for doubtful accounts		—		—		—		(27.0)		(24.0)		—
Allowance for other doubtful accounts		0.3		1.5		4.9		3.3		1.7		—
Results holdings in related companies		4.2		18.2		—		—		—		—
Adjustment to net present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Buenos Aires		(0.3)		(1.2)		(11.6)		(3.4)		(13.5)		29.6
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables (net of the unbilled portion of the retroactive tariff increase)		(36.5)		(157.2)		0.2		48.1		(49.5)		(36.9)
Net (increase) decrease in other receivables		(60.2)		(258.9)		(0.3)		5.3		(33.4)		(8.4)
(Increase) decrease in supplies		(3.5)		(15.2)		(2.2)		(3.9)		7.4		(18.4)
Increase in other available for sale assets		(67.7)		(291.6)		—		—		—		—
Increase in trade accounts payable		65.8		283.2		34.9		15.2		27.8		52.7
Increase in salaries and social security taxes		29.2		125.6		69.0		27.2		50.3		12.9
Increase (decrease) in taxes		14.8		63.5		(45.8)		(56.9)		26.4		22.5
Increase in other liabilities		39.0		167.8		74.5		39.3		78.1		17.7
Increase in funds obtained from the Program for the Rational Use of Electric Power (PUREE)(1)		92.8		399.6		295.8		199.8		—		—
Net increase (decrease) in accrued litigation		2.8		11.8		(8.2)		10.6		15.1		16.2
Financial interest paid, net of interest capitalized		(24.7)		(106.2)		(64.9)		(76.8)		(62.7)		(25.5)
Financial and commercial interest collected		12.0		51.5		60.2		32.2		6.9		11.6
Net cash flow provided by operating activities		118.9		511.8		526.9		668.0		547.5		427.2
Investing activities:
Additions of property, plant and equipment		(151.8)		(653.4)		(388.8)		(404.2)		(325.4)		(336.9)
Acquisition of permanent investments		(131.9)		(567.6)		—		—		—		—
Cash increase due to the acquisition of permanent investments		27.7		119.0		—		—		—		—
Collection of other investments sold		29.4		126.7				—		—		—
Collection of PPE sold		—		—		7.4		—		—		—
Net cash flow used in investing activities		(226.6)		(975.2)		(381.3)		(404.2)		(325.4)		(336.9)
Financing activities:
Decrease (increase) in current and non-current investments		—		—		—		13.6		(67.9)		—
Net (decrease) increase in loans		(18.8)		(81.1)		302.9		(175.5)		(122.9)		(203.6)
Capital increase		—		—		—		—		—		181.8
Increase in minority interest		9.0		38.6		—		—		—		—
Treasury shares purchased		—		—		—		—		(6.1)		—
Payment of dividends (2)		(8.8)		(38.0)		—		—		—		—
Net cash flows (used in) provided by financing activities		(18.7)		(80.4)		302.9		(161.8)		(197.0)		(21.8)
Cash variations:
Cash and cash equivalents at beginning of year	U.S.$	157.3	Ps.	676.8	Ps.	228.4	Ps.	126.4	Ps.	101.2	Ps.	32.7
Cash and cash equivalents at end of the year		30.9		133.0		676.8		228.4		126.4		101.2
Net (decrease) increase in cash and cash equivalents		(126.4)		(543.9)		448.5		102.0		25.2		68.5

(1)	For the year ended December 31, 2008, funds obtained from the PUREE were included under “Increase in other liabilities”.
(2)	Corresponds to dividend payments declared by Aeseba before it was acquired by Edenor.

	Year ended December 31,

	2011			2010	2009	2008	2007
	Edenor	Aeseba (1)	Emdersa (1)
Operating data
Energy sales (in GWh):
Residential	8,139	619	1,390	7,796	7,344	7,545	7,148
Small commercial	1,601	227	—	1,543	1,470	1,530	1,485
Medium commercial	1,700	104	1,191	1,634	1,565	1,597	1,552
Industrial	3,442	807	385	3,378	3,204	3,277	3,628
Wheeling system(2)	4,156	291	699	3,891	3,622	3,700	3,111
Others:
Public lighting	656	80	189	654	644	644	643
Shantytowns	384	657	—	377	351	304	301
Others(3)	20	6	—	20	20	19	18
Customers (in thousands)(4)	2,699	340	550	2,662	2,605	2,537	2,490
Energy losses (%)	12.6%	10.4%	11.2%	12.5%	11.9%	10.8%	11.6%
MWh sold per employee	7,188.1	3,771.2	9,421.5	7,123.9	6,936.1	7,392.8	7,230.6
Customers per employee	965	460	1,345	971	978	997	998

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

Consolidated Income Statement:	Year ended December 31,
	2011(1)				2010(1)		2009
	(in millions)

Net sales	U.S.$	202.5	Ps.	871.4	Ps.	740.1	Ps.	648.8
Cost of sales		(119.7)		(515.4)		(441.0)		(387.2)
Gross profit		82.7		356.0		299.1		261.6
Administrative, selling and other expenses		(53.1)		(228.3)		(177.2)		(140.1)
Other operating income (or costs)		5.8		25.1		20.4		17.4
Operating income		35.5		152.7		142.5		138.8
Financial and holding results		(20.8)		(89.6)		(67.4)		(79.0)
Goodwill		—		—		—		(0.3)
Other income or costs		(0.3)		(1.3)		3.7		3.5
Gain from investments in related companies		0.2		0.9		—		—
Income before income taxes and minority interest		14.6		62.8		78.8		63.1
Minority interest		(0.3)		(1.2)		(1.6)		(0.5)
Income tax expenses		(4.5)		(19.3)		(27.6)		(24.1)
Income for the year	U.S.$	9.8	Ps.	42.2	Ps.	49.6	Ps.	38.5

(1)  As of December 31, 2011 and December 31, 2010, Emdersa elected to recognize as a temporary difference (deferred tax liability) the difference between the accounting and tax values resulting from the adjustment for inflation included in non-monetary assets.

	Year ended December 31,
Balance Sheet:	2011(1)				2010(1)		2009
	(in millions)
Current assets	U.S.$	56.4	Ps.	242.8	Ps.	203.3	Ps.	187.6
Non-current assets		284.4		1,224.2		1,100.9		971.1
Goodwill		0.1		0.5		0.6		0.8
Total assets		341.0		1,467.5		1,304.8		1,159.4
Current liabilities		120.1		516.7		284.0		400.9
Non-current liabilities		43.2		185.9		299.0		12.1
Total liabilities		163.3		702.7		583.0		413.0
Minority interest		5.1		22.1		20.9		23.1
Total shareholders’ equity		172.6		742.7		700.9		723.3
Total liabilities and shareholders’ equity	U.S.$	341.0	Ps.	1,467.5	Ps.	1,304.8	Ps.	1,159.4

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

The table below summarizes energy sales information regarding Eden.

EDEN’s Energy Sales	Year ended December 31,

	2011		2010		2009
	(in MWh, except percentages)
Residential	619,224	22.2%	598,619	22.6%	570,638	23.0%
Commercial	331,086	11.9%	308,304	11.7%	291,900	11.7%
Public lighting	79,716	2.9%	77,319	2.9%	74,310	3.0%
Large users	1,462,983	52.5%	1,359,219	51.4%	1,266,465	51.0%
Industrial (Grandes usuarios del MEM)	291,400	10.5%	299,936	11.3%	281,714	11.3%
Total	2,784,409	100.0%	2,643,397	100.0%	2,485,026	100.0%

The tables below summarize certain key financial information regarding Eden, solely on the basis of Eden’s statutory financial statements.

Income Statement:	Year ended December 31,
	2011				2010		2009

	(in millions )
Net sales	U.S.	137.7	Ps.	592.6	Ps.	467.2	Ps.	401.3
Cost of sales		(91.2)		(392.7)		(329.1)		(302.8)
Gross profit		46.4		199.9		138.1		98.4
Administrative and selling expenses		(20.6)		(88.5)		(80.0)		(67.7)
Other operating income		5.7		24.4		20.0		15.3
Operating income		31.6		135.9		78.1		46.0
Financial results		(6.2)		(26.5)		(20.7)		(20.0)
Other income or costs, net		0.5		2.3		(6.4)		34.9
Income before income taxes		25.9		111.7		51.1		60.9
Income tax expenses		(9.2)		(39.5)		(17.8)		(19.5)
Income for the year	U.S.$	16.8	Ps.	72.2	Ps.	33.3	Ps.	41.4

	Year ended December 31,
Balance Sheet:	2011				2010			2009

	(in millions)
Current assets	U.S.$	41.6	Ps.	179.2	Ps.	170.8	Ps.	172.1
Non-Current assets		187.0		804.9		783.0		768.9
Total assets		228.7		984.1		953.8		941.0
Current liabilities		80.9		348.0		282.0		232.5
Non-Current liabilities		15.8		67.8		144.1		174.8
Total liabilities *		96.6		415.9		426.1		407.3
Total shareholders’ equity		132.0		568.3		527.7		533.8
Total liabilities and shareholders’ equity	U.S.$	228.7	Ps.	984.1	Ps.	953.8	Ps.	941.0

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

The standards for delivery of the product set forth in Eden’s concession refer to the frequency and duration of the interruptions.  The following table sets forth the standards set forth in our concession with respect to the frequency and duration of interruptions per customer during the current management period:

A)	User supplied from Provincial Carrier

Category of user	Frequency of interruptions (maximum number of interruptions per semester)	Duration of interruption (maximum amount of time per interruption)(1)
High voltage	3	1 hours
Medium voltage	4	2 hours
Low voltage: (small and medium demand)	5	3 hours

(1)	Interruptions of less than three minutes are not recorded.

B)	User supplied from suburban distribution systems and substations Distributor

Category of user	Frequency of interruptions (maximum number of interruptions per semester)	Duration of interruption (maximum amount of time per interruption)(1)
High voltage	—	- hours
Medium voltage	5	2 hours
Low voltage: (small and medium demand)	6	3 hours

(2)	Interruptions of less than three minutes are not recorded.

The following tables show the frequency and duration of interruptions of service distributor in the periods indicated:

		2008	2009	2010	2011
SAIFI number of interruptions	First Half	4.62	4.00	4.72	4.00
	Second Half	4.28	4.64	4.43	2.00
	Full Year	8.90	8.64	9.15	6.00

		2008	2009	2010	2011
SAIDI Hours / Client	First Half	8.24	6.77	10.07	7.09
	Second Half	7.54	9.55	8.08	3.60
	Full Year	15.78	16.32	18.15	10.69

Note:

(1)	Not recorded interruptions of less than three minutes.

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
(2)           Represents energy consumed internally by our company and our facilities.

	Year ended December 31, 2011

	Edenor		Aeseba				Emdersa
	(in millions of Pesos)

Residential	Ps.	730.5	32%	162.1	28%	311.0	38%
Small commercial		348.7	15%	86.8	15%	—	—
Medium commercial		366.9	16%	33.7	6%	314.6	38%
Industrial		322.3	27%	193.7	33%	99.9	12%
Wheeling system(3)		150.3	7%	22.8	4%	60.6	7%
Others:
Public lighting		55.9	2%	21.5	4%	38.1	5%
Cooperatives				61.2	11%	—	—
Shantytowns and others(4)		31.0	1%	—	—	—	—
Total	Ps.	2,305.7	100%	581.9	100%	824.1	100%

	Year ended December 31,
	2010			2009			2008(2)			2007(1)

	(in millions of Pesos)
Residential	Ps.	692.0	31%	Ps.	679.6	32%	Ps.	575.8	30%	Ps.	488.7	29%
Small commercial		336.1	15%		322.3	15%		307.7	16%		276.5	16%
Medium commercial		349.5	16%		335.4	16%		317.4	17%		288.1	17%
Industrial		607.6	27%		569.2	27%		498.2	26%		481.9	28%
Wheeling system(3)		142.0	6%		139.2	7%		113.6	6%		84.9	5%
Others:
Public lighting		56.6	3%		55.3	3%		55.9	3%		55.2	3%
Shantytowns and others(4)		21.6	1%		(6.7)	0%		47.6	2%		29.1	2%
Total	Ps.	2,205.4	100%	Ps.	2,094.3	100%	Ps.	1,916.2	100%	Ps.	1,704.4	100%

(1)	Does not include the retroactive portion (Ps. 218.6 million ) of our February 2007 VAD increase.

(2)	Does not include CMM adjustments collected through PUREE funds in 2008, which amounted to Ps. 84.6 million.

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

Electricity demand

The following table sets forth the amount of electricity generated in Argentina and our electricity purchases in each of the periods indicated.

Year	Electricity Demand(1)	Edenor Demand(2)	Edenor’s Demand as a% of Total Demand
	(in GWh)
1994	55,827	11,386	20.4%
1995	57,839	11,629	20.1%
1996	61,513	12,390	20.1%
1997	66,029	13,046	19.8%
1998	69,103	13,768	19.9%
1999	71,689	14,447	20.2%
2000	75,591	15,148	20.0%
2001	78,098	15,414	19.7%
2002	76,483	14,865	19.4%
2003	82,261	15,811	19.2%
2004	87,477	16,673	19.1%
2005	92,340	17,623	19.1%
2006	97,590	18,700	19.2%
2007	102,950	20,233	19.7%
2008	105,959	20,863	19.7%
2009	104,592	20,676	19.8%
2010	110,767	22,053	19.9%
2011	116,418	26,120(3)	22.5%(3)

Source: Compañía Administradora del Mercado Mayorista Eléctrico, S.A. (CAMMESA)
(1)	Includes demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).
(2)	Calculated as electricity purchased by us and our wheeling system customers.
(3)	Includes Edenor and Eden demand.

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

Summary Historical Results of Operations

The following table provides a summary of our operations for the years ended December 31, 2011, 2010 and 2009.

	Year ended December 31,
	2011(1)	2010	2009
	(in millions of Pesos)
Net sales	Ps. 3,565.0	Ps. 2,173.6	Ps.	2,077.9
Electric power purchases	(1,593.9)	(1,069.7)		(1,003.4)
Gross margin	1,971.1	1,103.9		1,074.5
Transmission and distribution expenses	(1,188.7)	(636.3)		(548.6)
Selling expenses	(429.9)	(194.2)		(159.0)
Administrative expenses	(323.4)	(178.9)		(144.0)
Subtotal	29.0	94.5		222.9
Financial income (expenses) and holding gains (losses)
Generated by assets	8.7	5.1		61.8
Generated by liabilities	(353.1)	(165.2)		(217.7)
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and from the Payment Plan Agreement with the Province of Buenos Aires	1.2	11.6		3.4
Adjustment to present value of notes	—	(4.2)		(5.2)
Gain (Loss) from repurchase of notes	6.5	(7.1)		81.5
Other (expenses) income, net	(25.3)	(9.8)		23.3
Gain (loss) in permanent investments	—	—		—
Negative Goodwill amortization	12.3	—		—
Result from valuation of other assets available for sale at NRV	(75.0)	—		—
Results holdings in related companies	0.9	—		—
Net (loss) income before income tax and minority interest	(394.7)	(75.2)		170.0
Income tax	(22.4)	26.1		(79.3)
Minority interest	(18.2)	—		—
Net (loss) income for the year	Ps. (435.4)	Ps. (49.1)	Ps.	90.6

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

	Year ended December 31,
	2011			% of 2011 net sales	2010			% of 2010 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps.	499.0	42.0%	14.0%	Ps.	293.3	46.1%	13.5%
Supplies consumption		64.1	5.4%	1.8%		36.8	5.8%	1.7%
Outsourcing		333.7	28.1%	9.4%		118.4	18.6%	5.4%
Depreciation of property, plant and equipment		242.9	20.4%	6.8%		169.4	26.6%	7.8%
Others		48.9	4.1%	1.4%		18.4	2.9%	0.8%
Total	Ps.	1,188,7	100.0%	33.3%	Ps.	636.3	100.0%	29.3%

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

	Year ended December 31,
	2011			% of 2011 net sales	2010			% of 2010 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps.	125.6	29.2%	3.5%	Ps.	68.1	35.1%	3.1%
Allowance for doubtful accounts		39.4	9.2%	1.1%		21.2	10.9%	1.0%
Outsourcing		158.6	36.9%	4.4%		48.1	24.8%	2.2%
Taxes and charges		56.3	13.1%	1.6%		20.6	10.6%	0.9%
Others		50.0	11.6%	1.4%		36.2	18.7%	1.7%
Total	Ps.	429.9	100.0%	12.1%	Ps.	194.2	100.0%	8.9%

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

	Year ended December 31,
	2011			% of 2011 net sales	2010			% of 2010 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps.	141.3	43.7%	4.0%	Ps.	77.0	43.0%	3.5%
Computer services		29.7	9.2%	0.8%		26.7	15.0%	1.2%
Outsourcing		41.6	12.9%	1.2%		13.9	7.8%	0.6%
Advertising expenses		7.5	2.4%	0.2%		18.4	10.3%	0.8%
Others		103.3	31.8%	2.9%		42.8	23.9%	2.0%
Total	Ps.	323.4	100.0%	9.1%	Ps.	178.9	100.0%	8.2%

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

	Year ended December 31,
	2011		2010		2009
	(in millions of Ps. )
Allowance for doubtful accounts:
Beginning balance	Ps.	29.3	Ps.	19.7	Ps.	33.1
Increase due to acquisition of permanent investments		26.4		—		—
Additions		37.9		16.3		20.3
Retirements		(7.4)		(6.7)		(6.8)
Recovery		—		—		(27.0)
Ending balance	Ps.	86.2	Ps.	29.3	Ps.	19.7

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

Future tariff increases used by us in our assessment of long-lived assets for impairment as of December 31, 2011 were based on the Company´s contractual right derived from the concession contract and the adjustment agreement described in Note 14 of our consolidated financial statements. Considering our financial and economic situation described in Note 2 of our consolidated financial statements, the aim of maintaining and guaranteeing the provision of the public service, the presentations made to the government and the status of the discussions held with government representatives at the issuance of the financial statements we assessed that it would be reasonable to expect that such tariff increases would start in 2013.

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

Complementarily, we inform that in August 2012 National authorities have announced that they are working on the implementation of a change in the remuneration system in order to restore the economic and financial equation of EDENOR’s Concession Agreement. Furthermore, in November 2012, through Resolution 347/12, the ENRE authorized us to invoice an additional fixed charge to our customers under the terms of clause 4.2 of the Adjustment Agreement which constitutes a positive indicator in line with the estimations made.

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

Persons depositing common shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property
	●	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS	●	Any cash distribution to the holder of the ADSs
$0.02 (or less) per ADS per year	●	Depositary services

A fee equivalent to the fee that would be payable if securities distributed to the holder of ADSs had been common shares and the shares had been deposited for issuance of ADSs	●	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

Registration or transfer fees	●	Transfer and registration of common shares on our common share register to or from the name of the depositary or its agent when the holder of ADSs deposits or withdraw common shares.
Expenses of the depositary in converting foreign currency to U.S. Dollars

Expenses of the depositary	●	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or common share underlying ADSs, for example, stock transfer taxes, stamp duty or withholding taxes

Any charges incurred by the depositary or its agents for servicing the deposited securities	●	No charges of this type are currently made in the Argentine market

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

Date:  February 6, 2013

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

Autonomous City of Buenos Aires, April 26, 2012.

PRICE WATERHOUSE & CO. S.R.L.

Andrés Suarez (Partner)

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010

(stated in thousands of pesos)

	2011	2010
CURRENT ASSETS
Cash and banks (Note 26)	23,445	8,611
Investments (Note 26 and Note 31 Exhibit D)	109,546	668,232
Trade receivables (Note 4.a)	534,732	421,193
Other receivables (Note 4.b)	244,903	43,361
Supplies	22,863	12,407
Other assets available for sale (Notes 27, 28, and 31 Exhibit C)	216,531	0
Total Current Assets	1,152,020	1,153,804

NON-CURRENT ASSETS
Trade receivables (Note 4.a)	45,725	45,531
Other receivables (Note 4.b)	70,704	14,803
Investments in other companies (Note 31 Exhibit C)	419	415
Supplies	26,862	23,249
Property, plant and equipment (Note 31 Exhibit A)	4,738,259	3,689,482
Goodwill	(289,557)	0
Total Non-Current Assets	4,592,412	3,773,480

Total Assets	5,744,432	4,927,284

	2011	2010
CURRENT LIABILITIES
Trade accounts payable (Note 4.c)	658,328	378,505
Loans (Note 4.d)	59,025	54,108
Salaries and social security taxes (Note 4.e)	287,115	180,432
Taxes (Note 4.f)	168,993	111,080
Other liabilities (Note 4.g)	144,777	4,542
Accrued litigation (Note 31 Exhibit E)	10,344	57,832
Total Current Liabilities	1,328,582	786,499

NON-CURRENT LIABILITIES
Trade accounts payable (Note 4.c)	54,344	50,984
Loans (Note 4.d)	1,189,882	1,035,113
Salaries and social security taxes (Note 4.e)	69,527	50,633
Taxes (Note 4.f)	290,879	262,806
Other liabilities (Note 4.g)	1,373,687	984,518
Accrued litigation (Note 31 Exhibit E)	66,144	6,816
Total Non-Current Liabilities	3,044,463	2,390,870
Total Liabilities	4,373,045	3,177,369

MINORITY INTEREST	56,869	0

SHAREHOLDERS’ EQUITY (as per related statement)	1,314,518	1,749,915
Total Liabilities and Shareholders’ Equity	5,744,432	4,927,284

The accompanying notes 1 through 31 and supplemental exhibits A, C, D, E, G and H are an integral part of these consolidated financial statements

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(stated in thousands of pesos)

	2011	2010	2009
Net sales (Note 4.h)	3,565,048	2,173,644	2,077,860
Electric power purchases	(1,593,937)	(1,069,747)	(1,003,362)

Gross margin	1,971,111	1,103,897	1,074,498

Transmission and distribution expenses (Note 31 Exhibit H)	(1,188,725)	(636,289)	(548,583)
Selling expenses (Note 31 Exhibit H)	(429,930)	(194,236)	(158,956)
Administrative expenses (Note 31 Exhibit H)	(323,438)	(178,897)	(144,034)

Subtotal	29,018	94,475	222,925

Other (Expense) Income, net (Note 4.i)	(25,256)	(9,810)	23,290

Gain from permanent investments (Note 3.f)	4	7	11
Amortization of goodwill (Note 31 Exhibit C)	12,340	0	0
Loss from valuation of other assets available for sale at net realizable value (Note 28 and Note 31 Exhibit C)	(75,029)	0	0

Financial income (expense) and holding gains (losses)
Generated by assets
Exchange difference	17,957	7,412	21,402
Interest	24,417	28,372	16,204
Holding loss (Notes 3.j and 11)	(1,169)	(14,687)	37,578
Tax on financial transactions	(30,067)	(16,048)	(13,352)
Others	(2,421)	0	0
Generated by liabilities
Financial expenses	(25,650)	(12,484)	(11,713)
Exchange difference	(108,101)	(40,278)	(99,096)
Interest	(189,728)	(91,335)	(87,739)
Tax on financial transactions	(24,724)	(21,120)	(19,181)
Loss from debt restructuring	(2,722)	0	0
Other	(2,218)	0	0

Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other trade receivables (Note 8.c)	1,170	11,581	3,413
Adjustment to present value of notes (Note 3.j)	0	(4,198)	(5,243)
Gain (Loss) from the purchase of notes	6,546	(7,054)	81,455

Gain from investments in related companies	924	0	0

(Loss) Gain before taxes	(394,709)	(75,167)	169,954
Minority interest	(18,240)	0	0
Income tax (Notes 3.m and 5)	(22,448)	26,114	(52,331)

Net (loss) gain for the year	(435,397)	(49,053)	117,623

(Loss) Gain per common share	(0.485)	(0.055)	0.131

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

Given the fact that the realization of the projected measures to revert the negative trend manifested in the current year depends, among other factors, on the occurrence of certain events that are not under the Company’s control, such as the requested electricity rate increases, the Board of Directors has raised substantial doubt about the ability of the Company to continue as a going concern in the term of the next fiscal year. However, the Company’s Consolidated Financial Statements do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

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

k)	Shareholders’ equity accounts:

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

t)	Concentration risks:

a)	Related to customers

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

b)	Related to employees who are union members

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

EMDERSA, comprised of EDESA, EDELAR, EDESAL, EGSSA, EMDERSA and EMDERSA HOLDING.

AESEBA, comprised of AESEBA and EDEN.

EDENOR, comprised of Edenor S.A.

The information on each operating segment identified by the Company for the year ended December 31, 2011 is as follow:

Consolidated results as of December 31, 2011	Emdersa	Aeseba	Edenor	Eliminations	Consolidated
Net sales	764,277	519,905	2,280,866	—	3,565,048
Cost of sales	(264,511)	(198,536)	(1,130,890)	—	(1,593,937)
Gross margin	499,766	321,369	1,149,976	—	1,971,111
Administrative expenses	(99,122)	(29,111)	(195,205)	—	(323,438)
Transmission and distribution expenses	(168,653)	(131,288)	(888,784)	—	(1,188,725)
Selling expenses	(97,313)	(49,916)	(282,701)	—	(429,930)
Operating income (loss)	134,678	111,054	(216,714)	—	29,018
Gain from permanent investments	—	—	80,805	(80,801)	4
Amortization of goodwill	572	3,281	13,332	(4,845)	12,340
Loss from valuation of assets available for sale at net realizable value	—	—	(75,029)		(75,029)
Subtotal	135,250	14,335	(197,606)	(85,646)	(33,667)
Financial income (expense) and holding gains (losses):
Generated by assets.	(12,330)	(495)	53,928	(32,386)	8,717
Generated by liabilities	(61,150)	(21,082)	(303,293)	32,382	(353,143)
Gain from investments in related companies	924	—	—	—	924
Other (expense) income, net	(2,546)	3,084	(25,794)	—	(25,256)
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other trade receivables	—	—	1,170	—	1,170
Gain from the purchase of notes	—	—	6,546	—	6,546
Income (Loss) before income tax and minority interest	60,148	95,842	(465,049)	(85,650)	(394,709)
Income tax	(17,455)	(34,645)	29,652	—	(22,448)
Minority interest	(6,851)	(6,269)	—	(5,120)	(18,240)
Income (Loss) for the year	35,842	54,928	(435,397)	(90,770)	(435,397)

Consolidated balance sheet information as of December 31, 2011
Total Assets	1,295,993	900,902	5,366,949	(1,819,411)	5,744,432
Total Liabilities	535,825	424,966	4,052,431	(640,177)	4,373,045
Shareholders’ equity and minority interest	760,167	475,936	1,314,518	(1,179,235)	1,371,387

Additional consolidated information as of December 31, 2011
Additions of property, plant and equipment	162,970	59,753	430,637	—	653,360

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

The ENRE is empowered to approve and control tariffs, and control the quality levels of the service and the technical product, the commercial service and the compliance with public safety regulations, as established in the Concession Agreement. Failure to comply with the provisions of such Agreement and the rules and regulations governing the Company’s business will make the Company liable to penalties that may include the forfeiture of the concession.

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
f)Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan, in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

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

Furthermore, in the first quarter of the fiscal year being reported,the Company purchased in successive operations, at market prices, “Class A floating rate par corporate notes” due in 2019, for a nominal value of USD 12,656,000. The result of this transaction as of December 31, 2011 has been disclosed in the Statement of Operations under Gain (Loss) from the purchase of notes.

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

The Company’s debt structure as of December 31, 2011 and 2010 was comprised of the following Notes:

Debt issued in United States dollars:

Corporate Notes	Class	Debt structure as of Dec. 31, 2010 (in thousands of USD)	Debt purchase as of Dec. 31, 2011 (in thousands of USD)	Issuance April 26, 2011 (in thousands of USD)	Debt structure as of Dec. 31, 2011 (in thousands of USD)	Balance as of Dec. 31, 2011 (Note 4.d)	Balance as of Dec. 31, 2010 (Note 4.d)
Floating Rate Par Note	A	12,656	(12,656)	0	0	0	50,318
Fixed Rate Par Note	7	24,760	0	0	24,760	106,567	98,446
Fixed Rate Par Note (1)	9	219,184	(41,453)	69,699	247,430	1,064,759	871,476
Total		256,600	(54,109)	69,699	272,190	1,171,326	1,020,240

As of December 31, 2011, Class 9 fixed rate par corporate notes held by the Company amount to USD 41,453 thousand.

(1) Net of issuance expenses.

Debt issued in Argentine pesos:

Corporate Notes	Debt Structure (in thousands of pesos)
	Class	As of Dec. 31, 2010 (Note 4.d)	As of Dec. 31, 2011 (Note 4.d)
Floating Rate Par Note	8	58,236	34,951
Total		58,236	34,951

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

b. Guarantees - Distribuidora Salta, San Luis, La Rioja, ESED

The holders of ESED’s class “A” shares may only modify their interest or sell their shares with the ENRESP’s authorization. Additionally, and as stipulated in the concession agreement, all the class “A” shares have been pledged in favor of the Province of Salta as security for the performance of the obligations assumed by the Distribution Company. The shares will be pledged during the entire term of the concession, and will continue to be pledged in the successive transfers of the majority shareholding. Should ESED fail to comply with any of the obligations assumed in the concession agreement, the Provincial Government may foreclose the pledge, by selling the shares in a Public Bid.

Furthermore, the Class “A” shares, representing 51% of the capital stock of Distribuidora Salta, Distribuidora San Luis and Distribuidora La Rioja have been pledged in favor of the Grantors of the Concessions as security for the performance of the obligations assumed in the Concession Agreements.

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

Furthermore, the Public Services Regulatory Agency of Salta (ENRESP) issued Resolution No. 160/06, which established the creation of a “reference indicator” that allows the Distribution Company to request the readjustment of rate values if the variation recorded in such indicator exceeds 5%. The transfer to the electricity rate will only take place after the approval of the ENRESP, as long as the Distribution Company has submitted a well-grounded presentation, demonstrating the real increase recorded in its costs as a consequence of inflation. On the contrary, if the indicator shows a negative result of more than 5%, the ENRESP will be entitled to analyze and adjust the rates accordingly.

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

—
Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept (National Fund of Electricity - FNEE) on which no VAT had been paid by the defendants when CAMMESA (the company in charge of the regulation and operation of the wholesale electricity market) invoiced them the electricity purchased for distribution purposes.

—
Reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment.

—	Application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

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
By resolution issued on June 1, 2011, the Court of Appeals in Contentious and Administrative Federal Matters No. V, supporting the Company’s arguments, ordered that the lower court decision be nullified as to the merits of the case. Against such decision, the Unión de Usuarios y Consumidores filed an extraordinary federal appeal (“Recurso Extraordinario Federal”) which was granted on November 3, 2011. The proceedings will be taken to the Supreme Court.

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

—
That the Company be fined in the amount of 750 due to lack of compliance with the obligations arising from Section 25) sub-sections a, f and g of the Concession Agreement and Section 27 of Law No. 24,065.

—	That the Company be fined in the amount of 375 due to lack of compliance with the obligations arising from Section 25 of the Concession Agreement and Resolution No. 905/1999 of the ENRE.
—
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

As from the provisional handover of the construction works, Industrias Juan F. Secco S.A. began to carry out operation and maintenance activities in accordance with the aforementioned offer. However, on June 17, 2011, EMDERSA Generación accepted an offer from Industrias Juan F. Secco S.A. which established, among others, the following:

—	The definitive handover (delivery) of the construction works and the definitive amounts of additional expenses and late completion penalties.

—	The rescission, as from June 30, 2011, of the Operation and Maintenance Agreement in place and the conditions for the transfer to the company of personnel, spare-parts, supplies and tools.

—	The conditions pursuant to which Industrias Juan F. Secco S.A. will provide assistance services for a term of six months.

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

23. ADMINISTRATIVE CLAIM – TAX ON MINIMUM PRESUMED INCOME

AESEBA S.A., through different administrative claims (acción de repetición3) filed with the Public Administration of Public Revenues (AFIP), claimed the excess amounts paid as Minimum Presumed Income Tax for fiscal periods 1998 through 2003.

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
p)	Extinguishing financial liabilities with equity instruments
q)	Financial assets or intangible assets accounted for in accordance with IFRIC 12 Service Concession Arrangements

Reconciliations between Argentine GAAP and IFRS

Section 1.2 presents reconciliation between Argentine GAAP and IFRS of shareholders’ equity at January 1, 2011 (transition date) and December 31, 2011. Also, detailed explanation of each reconciliation adjustment is disclosed in such note.
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

31.  OTHER INFORMATION

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011

EXHIBIT A

PROPERTY, PLANT AND EQUIPMENT

	Original values							Depreciation
MAIN ACCOUNT	At beginning of year	Incorporation balances from acq. of perm.invest.(1)	Additions	Retirements	Discontinued operations (2)	Transfers	At end of year	At beginning of year	Retirements	For the year	At end of year	Net book value 2011
FACILITIES IN SERVICE
Substations	1,139,156	183,899	5,950	(7,621)	(138,313)	37,439	1,220,509	392,709	(1,345)	38,325	429,689	790,820
High voltage networks	482,015	83,637	6	0	(78,921)	15,744	502,481	169,172	0	15,501	184,673	317,808
Medium voltage networks	947,378	487,436	8,856	(5,894)	(325,635)	93,268	1,205,409	374,014	(887)	43,304	416,431	788,978
Low voltage networks	1,827,121	483,526	8,149	(3,983)	(339,692)	117,691	2,092,812	1,075,563	(1,867)	57,894	1,131,590	961,222
Transformation chambers and platforms	660,269	95,923	0	(308)	(10,939)	44,596	789,541	243,690	(60)	22,939	266,569	522,972
Meters	745,841	190,170	499	(1,553)	(99,737)	111,215	946,435	313,241	(677)	39,468	352,032	594,403

Machinery and facilities	0	56,073	0	0	(56,073)	0	0	0	0	0	0	0
Turbines - Boilers - Transformers	0	4,342	0	0	(7)	0	4,335	0	0	0	0	4,335
Plants - Auxiliary equipment - Equipment and Fixtures	0	19,775	33,935	(7,932)	(18,627)	(14,053)	13,098	0	0	3,544	3,544	9,554
Remote control systems - Automation - Generation plants	0	7,158	113	0	(2,436)	4,057	8,892	0	0	6,647	6,647	2,245
Maintenance	0	26,625	0	0	(26,625)	0	0	0	0	0	0	0
Expansion project - Mandatory works and tasks	0	31,116	0	0	0	0	31,116	0	0	0	0	31,116
Buildings	107,072	51,243	6,778	(853)	(25,321)	4,707	143,626	24,079	(409)	5,815	29,485	114,141
Communications network and facilities	103,009	2,318	0	0	0	0	105,327	66,391	0	0	66,391	38,936
Total facilities in service	6,011,861	1,723,241	64,286	(28,144)	(1,122,326)	414,663	7,063,581	2,658,859	(5,245)	233,437	2,887,051	4,176,530
FURNITURE, TOOLS AND EQUIPMENT
Furniture, equipment and software projects	200,007	19,475	2,277	(2,318)	(13,978)	859	206,322	186,950	(2,591)	11,109	195,469	10,853
Tools and other	48,291	7,041	742	(136)	(3,378)	1,581	54,141	44,288	(96)	1,658	45,850	8,291
Transportation equipment	28,765	7,194	2,285	(995)	(765)	1,386	37,870	17,144	(874)	6,029	22,299	15,571
Total furniture, tools and equipment	277,063	33,710	5,304	(3,449)	(18,121)	3,825	298,333	248,382	(3,560)	18,796	263,618	34,715
Total assets subject to depreciation	6,288,924	1,756,951	69,590	(31,593)	(1,140,447)	418,489	7,361,914	2,907,241	(8,805)	252,233	3,150,669	4,211,245
CONSTRUCTION IN PROCESS
Transmission	138,526	51,803	261,325	399	(27,889)	(188,341)	235,823	0	0	0	0	235,823
Distribution and other	169,273	63,297	322,445	347	(34,023)	(230,148)	291,191	0	0	0	0	291,191
Total construction in process	307,799	115,100	583,770	746	(61,912)	(418,489)	527,014	0	0	0	0	527,014
Total 2011	6,596,723	1,872,051	653,360	(30,847)	(1,202,359)	0	7,888,928	2,907,241	(8,805)	252,233	3,150,669	4,738,259

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

(1) Includes Corporate Notes of Transener S.A. for 17,527 as of December 31, 2010.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010

EXHIBIT E

ALLOWANCES AND ACCRUALS

	2011
MAIN	At beginning of	Incorpor. of balances acquis.of perm.invest.				At end of
ACCOUNT	year	(1)	Increases	Decreases	Reclassifications	year

Deducted from current assets
For doubtful accounts (2)	29,259	26,400	37,923	(7,354)	0	86,228
For other doubtful accounts	12,799	4,358	1,495	(6,399)	0	12,253

For doubtful recoverability of tax loss carryforward	0	0	149,011	0	0	149,011

Deducted from non-current assets
For supplies obsolescence	0	3,449	516	(3,115)		850

Included in current liabilities
Accrued litigation	57,832	17,169	3,604	(14,720)	(53,541)	10,344

Included in non-current liabilities
Accrued litigation	6,816	2,751	4,490	(1,454)	53,541	66,144

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

December 31, 2011	Cost	Fair Value	Gross Unrealized
			Gain	Loss
Money Market Funds	58,463	58,903	440	—
Corporate Debt Securities	2,132	2,132	—	—
Total	60,595	61,035	440	—

Under US GAAP, as of December 31, 2011, the Company has assessed if an other-than-temporary impairment existed. No other-than-temporary impairment exists since none of the conditions prescribed by Topic ASC 320-10-35-33A through 33I were complied with.

December 31, 2010	Cost	Fair Value	Gross Unrealized
			Gain	Loss
Government Bonds	115,616	117,458	1,842	—
Money Market Funds	102,639	102,415	—	(224)
Corporate Debt Securities	425,156	430,836	5,680	—
Total	643,411	650,709	7,522	(224)

The maturities as of December 31, 2011, of the available-for-sale Corporate Debt Securities included in the balance sheet were as follows:

	Carrying value	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 years but within 10 years
Corporate Debt Securities	2,132	2,132	—	—

i)	Trust Consolidation

Under Argentina GAAP the Trust was not consolidated with the Company’s financial statements but included as a non current investment and valued at the fair value of the outstanding financial instruments as of December 31, 2008.

Under US GAAP, the Company followed the Consolidation Topic of the FASB Accounting Standards Codification. The Trust was determined to be a Variable Interest Entity (VIE) since, as stated in the Edenor’s Financial Trust Agreement, Edenor has the ability to make decisions about the Trust’s activities, is obligated to absorb the expected losses of the Trust if they occur, and has the right to receive the expected residual returns of the Trust if they occur. Based on these facts, as Edenor is the primary beneficiary of the Trust, it had been consolidated in the Company’s financial statements as of December 31, 2008.

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

The changes in Equity under US GAAP as of December 31, 2011, 2010 and 2009 are as follows:

	For the year ended December 31,
	2011	2010	2009

Equity under US GAAP - Beginning balance	1,768,016	1,801,449	1,727,154

Net (loss) income for the year attributable to Edenor shareholders’	(289,812)	(35,732)	73,081
Additional paid-in capital	3,452	—	—
Other Comprehensive (loss) income - Pension Plan, net of tax and Investments in marketable securities, net of tax (Note 32.II.o)	(11,051)	2,299	1,214
Non-controlling interest (Note 32.I.l )	50,302	—	—

Equity under US GAAP - Ending balance ((Note 32.I.m)	1,520,907	1,768,016	1,801,449

II.	Additional disclosure requirements

a)	Deferred income taxes

The benefit for income taxes included in the condensed statement of income and accounted for in accordance with US GAAP is as follows:

	As of December 31,
	2011	2010 (*)	2009 (*)
Income tax under Argentine GAAP:
Current income tax	(40,266)	(16,235)	(95,570)
Other adjustments	1,442	—	1,636
Deferred income tax - benefit	16,376	42,349	41,603
Total income tax benefit (expense) under Argentine GAAP	(22,448)	26,114	(52,331)

US GAAP adjustments:

Interest capitalized	1,783	1,783	1,783
Deferred income tax effect on the adjustment to present value of the notes	—	(1,469)	(1,835)
Bargain purchase	(152,236)	—	—
Deferred income tax effect on troubled debt restructuring and repurchases of debt	(9,546)	(9,893)	(15,645)
Accruals - ENRE Penalties	—	—	(24,991)
Investments in marketable securities	154	2,554	(116)
Additional loss on assets held for sale	40,407
Customers contributions	4,258
Others	(61)	101	(79)
Discontinued operations and Additional loss on assets held for sale 1	(22,952)	—	—

US GAAP adjustments	(138,193)	(6,924)	(40,883)

Increase of the allowances for impairment of value of deferred tax assets	—	—	—

US GAAP adjustments including increase of the allowance for impairment of value of deferred tax assets	(138,193)	(6,924)	(40,883)

Income tax (expense) benefit from continuing operations under US GAAP	(160,641)	19,190	(93,214)

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

The following tables set forth the computation of basic and diluted (loss) earnings per common share under US GAAP for the years presented:

	For the years ended December 31,
(Loss) Earnings per share from continuing operations	2011	2010	2009

Numerator:
Net (loss) income for the year from continuing operations attributable to Edenor’s shareholders	(145,531)	(35,732)	73,081

Denominator:
Weighted average number of shares used in basic EPS	897,042,600	897,042,600	897,042,600

(Loss) Earnings per share from continuing operations – basic and diluted	(0.162)	(0.040)	0.081

	For the years ended December 31,
(Loss) per share from discontuing operations	2011	2010	2009

Numerator:
Net loss for the year from discontinuing operations attributable to Edenor’s shareholders	(144,281)	—	—

Denominator:
Weighted average number of shares used in basic EPS	897,042,600	897,042,600	897,042,600

(Loss) per share from discontinuing operations – basic and diluted	(0.161)	—	—

There are no potential dilutive equity shares.

g)	Segment information

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

Under US GAAP, for the year ended December 31, 2011, the segment of EMDERSA has been discontinued, and it has been classified as held for sale. As such, the statement of operations under US GAAP includes: i) Net loss for the year from discontinued operations attributable to Edenor’s shareholders’ amounted to 74,141, and ii) Net gain for the year from discontinued operations attributable to non-controlling shareholders’ amounted to 6,851.

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

In accordance with the fair value hierarchy, the following table shows the fair value as of year-end 2011, of those financial assets that must be measured at fair value and were classified as “Investments” and “Loans”:

Description	Fair value measurements as of December 31, 2011
	Balance as of December 31, 2011	Level 1	Level 2	Level 3
Assets
Money market funds	58,903	58,903	—	—
Corporate Debt Securities	2,132	2,132	—	—
Derivatives	1,316		1,316
	Fair value measurements as of December 31, 2010
Description	Balance as of December 31, 2010	Level 1	Level 2	Level 3
Assets
Money market funds	117,458	117,458	—	—
Equity Securities	102,415	102,415
Corporate Debt Securities	430,836	430,836	—	—
Liabilities
Derivatives	7,253		7,253

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

The condensed consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009 under US GAAP are as follows:

	For the year ended December 31,
	2011	2010	2009

Net sales / Services revenues	2,853,219	2,253,650	2,163,316
Electric power purchases	(1,341,591)	(1,069,747)	(1,003,362)
Transmission and Distribution Expenses	(1,117,769)	(731,778)	(623,984)
Gross margin	393,859	452,125	535,970
Operating expenses, net	(136,529)	(372,379)	(294,675)
Net operating (loss) income	257,330	79,746	241,295
Financial income	61,980	88,942	229,210
Financial expenses	(298,375)	(223,610)	(304,210)
Net (loss) income from continued operations before income tax and non-controlling interest	20,935	(54,922)	166,295
Income tax (expense) / benefit from continued operations	(160,641)	19,190	(93,214)
Less: Net gain from continued operations attributable to non-controlling interest	5,825	—	—
Net (loss) gain from continued operations attributable to Edenor shareholders’	(145,531)	(35,732)	73,081
Loss from discontinued operations before income tax and non-controlling interest	(160,382)	—	—
Income tax from discontinued operations	22,952	—	—
Loss on discontinued operations attributable to Edenor shareholders’	(144,281)	—	—
Less: Net gain on discontinued operations attributable to non-controlling interest	6,851	—	—
Net (loss) income under US GAAP attributable to EDENOR shareholders’	(289,812)	(35,732)	73,081
Net gain under US GAAP attributable to non-controlling interest	12,676	—	—
Net (loss) Earning per ordinary share attributable to Edenor's shareholders from continued operations – basic and diluted	(0.162)	(0.040)	0.081
Loss per ordinary share attributable to Edenor's shareholders from discontinued operations – basic and diluted	(0.161)	—	—

The consolidated condensed balance sheets under US GAAP as of December 31, 2011 and 2010 are as follows:

	As of December 31,
	2011	2010

Asset group held for sale	1,138,757	—
Other current assets	935,489	1,155,425
Property, plant and equipment, net	4,798,446	3,754,590
Other non-current assets (Note 32.I.a)	223,710	274,599
Liability group held for sale	922,226	—
Other current liabilities	1,328,582	818,099
Non-current liabilities (Note 32.I.a)	3,324,687	2,598,499
Equity (Note 32.I.a)	1,520,907	1,768,016

Summary of Consolidated Equity in accordance with US GAAP	For the year ended December 31,
	2011	2010

Common stock	1,902,944	1,902,944
Treasury stock	(6,130)	(6,130)
Additional paid-in capital	28,422	24,970
Legal Reserve	64,008	64,008
Accumulated deficit (Note 32.I.a)	(208,023)	(185,822)
Net loss for the year attributable to Edenor shareholders’	(289,812)	(35,732)
Other Comprehensive Income	(11,051)	2,299
Accumulated Other Comprehensive Income	(9,753)	1,479
Non- Controlling Interest	50,302	—

Total Equity (Note 32.I.a)	1,520,907	1,768,016

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

The amounts of EMDERSA and AESEBA’s revenues and earnings included in EDENOR’s Consolidated Statement of Operations for the year ended December 31, 2011, and the revenue and earnings of the combined entity had the acquisition date been January 1, 2011, or January 1, 2010, are as follows.

	For the year ended December 31,
	2011	2010
Net Sales / Services revenues	3,279,157	2,720,891
Net income (loss)	(354,879)	233,919

r)	Recently issued accounting pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." This update clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This update is effective on a prospective basis for the Company’s annual and interim reporting periods beginning on January 1, 2012. The Company does not expect that adoption of this standard will have a material impact on its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income." ASU No. 2011-05 provides guidance to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in OCI. The FASB has eliminated the option to present OCI as part of the statement of changes in stockholders’ equity. This ASU will require either the addition of OCI to the current statement of operations for one single statement of comprehensive income or the addition of a statement that presents total OCI. This ASU is effective for the interim or annual periods beginning after December 15, 2011.

This accounting standard is not expected to have a material effect on the Company’s consolidated financial statements.
In December 2011, the FASB issued ASU No. 2011-11, "Disclosures about Offsetting Assets and Liabilities".  The amendments in this Update affect all entities that have financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement. The requirements amend the disclosure requirements on offsetting in Section 210-20-50.  The amendments in this Update require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. This accounting standard is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05". In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income". Both ASU’s are effective for annual reporting periods beginning after December 15, 2011. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in equity. In addition, items of other comprehensive income that are reclassified to profit or loss are required to be presented separately on the face of the financial statements. This guidance is intended to increase the prominence of other comprehensive income in financial statements by requiring that such amounts be presented either in a single continuous statement of income and comprehensive income or separately in consecutive statements of income and comprehensive income. ASU 2011-12 defers the changes in ASU 2011-05 that pertain to how, when and where reclassification adjustments are presented. The Company’s adoption of these standards is not expected to have a material impact on its consolidated financial statements.