Form 20-F/A
period 2011-12-31
EDENOR
filed 2013-03-26
CIK 1395213

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A

AMENDMENT NO. 3 TO

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
This Amendment No. 3 to the Annual Report on Form 20-F of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”) for the fiscal year ended December 31, 2011, as filed on April 26, 2012 (the “Original 20-F”) is being filed solely for the reasons set forth below:

1.
To amend item 3 (“Key Information”, pages 5and 6) and Note 32 to the financial statements (“Summary of Significant Differences between Argentine GAAP and U.S. GAAP”, pages F-121 and F-127) for purposes of revising certain figures in order to correct immaterial errors that were made in connection with the calculation of the (loss) earnings per share and per ADS from both continuing and discontinued operations under U.S. GAAP in the Original 20-F, as further described on pages 5,6, F-121 and F-127.

2.
To file a complete amended Original 20-F with all of the items as required by Form 20-F, along with a currently dated and signed signature page and required certifications of the CEO and CFO filed as exhibits 12.1, 12.2 and 13.1 to this Amendment No. 3.  We note that the amended Original 20-F being filed as part of this Amendment No. 3 includes the revisions made pursuant to the Amendment No. 1 to the Original 20-F, which was filed on December 16, 2012, and the Amendment No. 2 to the Original 20-F, which was filed on February 7, 2013.

Other than as set forth above, this Amendment No. 3 does not, and does not purport to, amend, update or restate the information in any other item, or exhibits to, the Original 20-F and should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to April 26, 2012.

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

	2011(*)			2011(*)			2010		2009		2008		2007
Statement of operations data	(in millions, except for per share and per ADS data)
Argentine GAAP
Net sales	U.S.$	828.3		Ps.	3,565.0		Ps.	2,173.6	Ps.	2,077.9	Ps.	2,000.2	Ps.	1,981.9
Electric power purchases		(370.3)			(1,593.9)			(1,069.7)		(1,003.4)		(934.7)		(889.9)
Gross margin		458.0			1,971.1			1,103.9		1,074.5		1,065.5		1,092.0
Transmission and distribution expenses		(276.2)			(1,188.7)			(636.3)		(548.6)		(497.9)		(417.6)
Selling expenses		(99.9)			(429.9)			(194.2)		(159.0)		(126.0)		(120.6)
Administrative expenses		(75.1)			(323.4)			(178.9)		(144.0)		(138.7)		(124.7)
Subtotal		6.7			29.0			94.5		222.9		302.9		429.2
Gain (loss) in permanent investments		—			—			—		—		—		—
Negative Goodwill amortization (2)		2.9			12.3			—		—		—		—
Result from valuation of other assets available for sale at NRV (8)		(17.4)			(75.0)			—		—		—		—
Subtotal		(7.8)			(33.7)			94.5		222.9		302.9		429.2
Other (expenses) income , net		(5.9)			(25.3)			(9.8)		23.3		(29.8)		1.0
Financial income (expenses) and holding gains (losses):
Generated by assets:
Exchange difference		4.2			18.0			7.4		21.4		8.1		(0.9)
Interest		5.7			24.4			28.4		16.2		9.8		13.4
Holding results		(0.3)			(1.2)			(14.7)		37.6		(7.3)		0.1
Taxes and sundry expenses(2)		(7.0)			(30.1)			(16.0)		(13.4)		—		—
Others		(0.6)			(2.4)			—		—		—		—
Generated by liabilities:
Financial expenses		(6.0)			(25.7)			(12.5)		(11.7)		(10.0)		(21.0)
Exchange difference		(25.1)			(108.1)			(40.3)		(99.1)		(92.7)		(29.9)
Interest		(44.1)			(189.7)			(91.3)		(87.7)		(95.3)		(74.5)
Taxes and sundry expenses(2)		(5.7)			(24.7)			(21.1)		(19.2)		—		—
Loss for debt restructuring		(0.6)			(2.7)			—		—		—		—
Others		(0.5)			(2.2)			—		—		—		—
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other receivables(3)		0.3			1.2			11.6		3.4		13.5		(29.6)
Adjustment to present value of notes(4)		—			—			(4.2)		(5.2)		(8.5)		(21.5)
Gain (Loss) from the purchase of notes(5)		1.5			6.5			(7.1)		81.5		93.5		(10.2)
Adjustment to present value of purchased notes(4)		—			—			—		—		—		(8.6)
Results holdings in related companies		0.2			0.9			—		—		—		—
(Loss) Income before taxes and minority interest		(91.7)			(394.7)			(75.2)		170.0		184.3		247.4
Income tax		(5.2)			(22.4)			26.1		(79.3)		(61.2)		(125.0)
Minority interest		(4.2)			(18.2)			—		—		—		—
Net (loss) income	U.S.$	(101.2)		Ps.	(435.4)		Ps.	(49.1)	Ps.	90.6	Ps.	123.1	Ps.	122.5
Net (loss) income per ordinary share – basic and diluted		(0.113)			(0.485)			(0.055)		0.101		0.137		0.135
Dividends declared per ordinary share(6)		—			—			—		—		—		—
Net (loss) income per ADS(7) — basic and diluted		(2.256)			(9.707)			(1.095)		2.020		2.745		2.702
Number of shares outstanding		897,042,600			897,042,600			897,042,600		897,042,600		897,042,600		906,455,100

U.S. GAAP
Net sales/service revenues	U.S.$	662.9		Ps.	2,853.2		Ps.	2,253.7	Ps.	2,163.3	Ps.	2,059.0	Ps.	1,937.0
Electric power purchases		(311.7)			(1,341.6)			(1,069.7)		(1,003.4)		(934.7)		(889.9)
Transmission and distribution expenses		(259.7)			(1,117.8)			(731.8)		(624.0)		(577.0)		(477.5)
Gross margin		91.5			393.9			452.1		535.9		547.3		569.6
Operating expenses, net		(31.7)			(136.5)			(372.4)		(294.7)		(296.6)		(207.5)
Net operating income (loss)		59.8			257.3			79.7		241.3		250.7		362.1
Financial (expense), net and holding gains		(54.9)			(236.4)			(134.7)		(75.0)		82.0		(46.5)
Net income (loss) before income taxes		4.9			20.9			(54.9)		166.3		332.7		315.7
Income tax		(37.3)			(160.6)			19.2		(93.2)		(68.2)		(99.9)
Less: Net gain from continued operations attributable to non-controlling interest		1.4			5.8			—		—		—		—
Net (loss) income for the year		(33.8)			(145.5)			(35.7)		73.1		264.5		215.8

Loss from discontinued operations before income tax and non-controlling interest		(37.3)			(160.4)			—		—		—		—

Income tax from discontinued operations		5.3			23.0			—		—		—		—
Loss on discontinued operations attributable to Edenor shareholders’		(33.5)			(144.3)			—		—		—		—
Less: Net gain on discontinued operations attributable to non-controlling interest		1.6			6.9			—		—		—		—
Net (loss) income under US GAAP attributable to EDENOR shareholders’		(67.3)			(289.8)			—		—		—		—
Net gain under US GAAP attributable to non-controlling interest		2.9			12.7			—		—		—		—
		As revised			As revised
Net (loss) Earning per ordinary share attributable to Edenor's shareholders from continuing operations – basic and diluted		(0.038	)[**]		(0.162)	[**]		(0.040)		0.081		0.295		0.238
		As revised			As revised
Loss per ordinary share attributable to Edenor's shareholders from discontinued operations – basic and diluted		(0.037	)[**]		(0.161)	[**]		—		—		—		—
		As revised			As revised
Net (loss) income per ADS attributable to Edenor's shareholders (7) from continuing operations — basic and diluted		(0.754	)[**]		(3.245)	[**]		(0.796)		1.630		5.897		4.761
		As revised			As revised
Net loss per ADS attributable to Edenor's shareholders (7) from discontinued operations — basic and diluted		(0.747	)[**]		(3.217)	[**]		—		—		—		—

(*)	Consolidated financial data.
[**]
These figures have been revised to correct certain immaterial errors that were made in connection with the calculation of the (loss) earnings per share and per ADS from both continuing and discontinued operations under U.S. GAAP in the Form 20-F filed on April 26, 2012.  In this respect, we have made the following changes:

•	We have excluded the portion of the income attributable to the non-controlling interest in our less-than-wholly-owned subsidiaries;
•
We have corrected a clerical error in “Net loss per ADS – basic an diluted” denominated in U.S. Dollars (we had reported (724.90) instead of (0.7249); we have also revised that figure to reflect the split described in the bullet below, and

•
We have split “Net loss per ADS – basic and diluted” into “Net loss per ADS attributable to Edenor’s shareholders from continuing operations– basic and diluted” and “Net loss per ADS attributable to Edenor’s shareholders from discontinued operations– basic and diluted”.

Presented below are the figures as originally reported within the Form 20-F filed on April 26, 2012:
Net (loss) income per ordinary share – basic and diluted	(0.036)	(0.156)
(Loss) Earning per share from discontinued operations – basic and diluted	(0.036)	(0.153)
Net (loss) income per ADS — basic and diluted	(724.9)	(3.120)

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

Date:  March 25, 2013

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

The following tables set forth the computation of basic and diluted (loss) earnings per common share under US GAAP for the years presented:

	For the years ended December 31,
(Loss) Earnings per share from continuing operations	2011		2010	2009

Numerator:
Net (loss) income for the year from continuing operations attributable to Edenor’s shareholders	(145,531)		(35,732)	73,081

Denominator:
Weighted average number of shares used in basic EPS	897,042,600		897,042,600	897,042,600
	As revised
(Loss) Earnings per share from continuing operations – basic and diluted	(0.162	)[**]	(0.040)	0.081

	For the years ended December 31,
(Loss) per share from discontued operations	2011		2010	2009

Numerator:
Net loss for the year from discontinued operations attributable to Edenor’s shareholders	(144,281)		—	—

Denominator:
Weighted average number of shares used in basic EPS	897,042,600		897,042,600	897,042,600
	As revised
(Loss) per share from discontinued operations – basic and diluted	(0.161	)[**]	—	—

There are no potential dilutive equity shares.

[**]
These figures have been revised to correct an immaterial error in the earnings per share (EPS) calculation under U.S. GAAP in the Form 20-F filed on April 26, 2012.  The disclosure of EPS under U.S. GAAP was corrected to exclude the portion of the income attributable to the non-controlling interest in our less-than-wholly-owned subsidiaries. Original figures as previously reported in the Form 20-F filed on April 26, 2012, were as follows: “(Loss) Earnings per share from continuing operations – basic and diluted”: (0.156); and “(Loss) per share from discontinued operations – basic and diluted”: (0.153).

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

The condensed consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009 under US GAAP are as follows:

	For the year ended December 31,
	2011		2010	2009

Net sales / Services revenues	2,853,219		2,253,650	2,163,316
Electric power purchases	(1,341,591)		(1,069,747)	(1,003,362)
Transmission and Distribution Expenses	(1,117,769)		(731,778)	(623,984)
Gross margin	393,859		452,125	535,970
Operating expenses, net	(136,529)		(372,379)	(294,675)
Net operating (loss) income	257,330		79,746	241,295
Financial income	61,980		88,942	229,210
Financial expenses	(298,375)		(223,610)	(304,210)
Net (loss) income from continued operations before income tax and non-controlling interest	20,935		(54,922)	166,295
Income tax (expense) / benefit from continued operations	(160,641)		19,190	(93,214)
Less: Net gain from continued operations attributable to non-controlling interest	5,825		—	—
Net (loss) gain from continued operations attributable to Edenor shareholders’	(145,531)		(35,732)	73,081
Loss from discontinued operations before income tax and non-controlling interest	(160,382)		—	—
Income tax from discontinued operations	22,952		—	—
Loss on discontinued operations attributable to Edenor shareholders’	(144,281)		—	—
Less: Net gain on discontinued operations attributable to non-controlling interest	6,851		—	—
Net (loss) income under US GAAP attributable to EDENOR shareholders’	(289,812)		(35,732)	73,081
Net gain under US GAAP attributable to non-controlling interest	12,676		—	—
	As revised
(Loss) Earning per ordinary share from continuing operations attributable to Edenor´s shareholders – basic and diluted	(0.162	)[**]	(0.040)	0.081
	As revised
(Loss) per ordinary share from discontinued operations attributable to Edenor´s shareholders – basic and diluted	(0.161	)[**]	—	—

[**]
These figures have been revised to correct an immaterial error in the earnings per share (EPS) calculation under U.S. GAAP in the Form 20-F filed on April 26, 2012..  The disclosure of EPS under U.S. GAAP was corrected to exclude the portion of the income attributable to the non-controlling interest in our less-than-wholly-owned subsidiaries. Original figures as previously reported in the Form 20-F filed on April 26, 2012, were as follows: “(Loss) Earnings per share from continuing operations – basic and diluted”: (0.156); and “(Loss) per share from discontinued operations – basic and diluted”: (0.153).

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