Form 20-F
period 2012-12-31
EDENOR
filed 2013-04-30
CIK 1395213

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

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

Leandro Montero Tel.: +54 11 4346 5511 / Fax: +54 11 4346 5325 Avenida Del Libertador 6363 (C1428ARG) Buenos Aires, Argentina Chief Financial Officer

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

__________

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

Large accelerated filer ☐  Accelerated filer ☑  Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:  U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☑  Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).  Yes ☐  No ☑

PART I

Item 1.         Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.         Offer Statistics and Expected Timetable

Not applicable.

Item 3.         Key Information

In this annual report, except as otherwise specified, references to “we”, “us”, “our” and “the Company” are references to (i) Empresa Distribuidora y Comercializadora Norte S.A., or “Edenor”, on a standalone basis prior  to  March 1, 2011, (ii) Edenor, Empresa Distribuidora Eléctrica Regional S.A. (“Emdersa”)  and Aeseba S.A. (“Aeseba”) when references are made to information as of any date within the period between March 1, 2011 and December 31, 2012.  References to Edenor, Emdersa and/or Aeseba on a  standalone basis are made by naming each company as the case may be.   Our financial statements as of December 31, 2012, include  the financial data of Aeseba.  For more information, see “Item 4—Information on the Company—History and Development of the Company.”

FORWARD‑LOOKING STATEMENTS

This annual report includes forward‑looking statements, principally under the captions “Item 3. Key Information—Risk factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward‑looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business.  Forward‑looking statements may also be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.  Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ materially from those expressed or implied in our forward‑looking statements, including, among other things:

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

•         our ability to access to financing under reasonable terms, and

•         additional matters identified in “Risk factors”.

Forward‑looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward‑looking statements after we file this annual report because of new information, future events or other factors.  In light of these limitations, undue reliance should not be placed on forward‑looking statements contained in this annual report.

SELECTED FINANCIAL DATA

The following tables present our summary financial data for the years ended December 31, 2012 and 2011. This information should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2012  and 2011, and the related notes thereto (the “Consolidated Financial Statementsˮ) and Item 5. Operating and Financial Review and Prospectsˮ included elsewhere in this annual report. The financial data as of December 31, 2012, is derived from our Consolidated Financial Statements. Our Consolidated Financial Statements are the first annual audited financial statements prepared in accordance with International Financial Reporting Standards (“IFRSˮ), as issued by the International Accounting Standards Board (“IASBˮ).

Until the year ended December 31, 2011, our consolidated financial statements were prepared in accordance with generally accepted accounting principles in Argentina (“Argentine GAAPˮ) and in accordance with the rules of the Argentine National Securities Commission (“CNVˮ). For 2012, we have prepared our financial statements in accordance with IFRS, as issued by the IASB, and these have been approved by resolution of the Board of Directors’ meeting held on April 30, 2013.

The mandatory adoption of IFRS for public companies in Argentina is effective for fiscal years beginning January 1, 2012. Therefore, the consolidated financial statements as of December 31, 2011 for filing with the CNV were prepared in accordance with Argentine GAAP, which differs in certain respects from IFRS. The selected consolidated income statement data for the years ended December 31, 2012 and 2011 and the selected consolidated balance sheet data as of December 31, 2012 and 2011 have been prepared in accordance with IFRS and have been derived from our Consolidated Financial Statements, which were audited by Price Waterhouse & Co. S.R.L. (“PwC”), member firm of PricewaterhouseCoopers network, whose report dated April 30, 2013 is included elsewhere herein.  See Item 18 – “Financial Statements”.

We have prepared our annual financial statements for the fiscal year ended December 31, 2012 included herein, assuming that we will continue as a going concern. Our independent auditors, PwC, issued a report dated April 30, 2013, on our financial statements as of and for the years ended December 31, 2012 and 2011, which contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern.  As discussed in Note 1 to the Consolidated Financial Statements, the delay in obtaining tariff increases, the cost adjustments recognition requested by the Company in accordance with the terms of the Adjustment Agreement and the continuous increase in operating expenses that are necessary to maintain the level of service significantly affected the economic and financial position of the Company and have raised substantial doubt with respect to our ability to continue as a going concern.  Management's plans in response to these matters are also described in Note 1. However, our Consolidated Financial Statements as of and for the years ended December 31, 2012 and 2011 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.  See Item 3: “Key Information - Risk Factors - Risks Relating to Our Business - Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariff adjusted to reflect increases in our distribution costs in a timely manner, could have a material adverse effect on our capacity to perform our financial and commercial obligations. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern.” See Item 18: “Financial Statements.”

Our Consolidated Financial Statements are included on pages F-1 through F-101 of this annual report.

Our financial statements as of December 31, 2012, include the financial data of Aeseba. In preparing the Consolidated Financial Statements, the Company combined the financial statements of Aeseba, including its subsidiary, Empresa Distribuidora de Energía Norte S.A. (“Eden”), an electricity distribution company with the concession area in the northern part of the Province of Buenos Aires, line by line, adding together alike items of assets, liabilities, equity, income and expenses in compliance with International Accounting Standard (“IAS”) 27 and IFRS 10.   Furthermore, as of December 31, 2011, in accordance with the decision of the Board of Directors to divest and sell the subsidiaries of Emdersa Holding S.A. (“Emdersa Holdingˮ or “EHSA”), including Empresa

Distribuidora Eléctrica Regional S.A. (“Emdersa”) and its subsidiaries, Empresa Distribuidora de San Luis S.A. (“Edesal”), Empresa Distribuidora de La Rioja S.A. (“Edelar”), Empresa Distribuidora de Salta S.A. (“Edesa”) and Emdersa Generación Salta S.A. (“EGSSA”), we have classified the corresponding assets and liabilities associated to these subsidiaries in the Consolidated Financial Statements as of December 31, 2012 and 2011 as “Assets of disposal groups classified as held for sale” and “Liabilities of disposal groups classified as held for sale”. As of October 11, 2011, October 25, 2011 and May 10, 2012 the Company sold its direct and indirect stake in EGSSA (subject to a condition precedent related to EMDERSA’s spin-off), Edesal and Edesa, respectively. The corresponding charges to results have been included within “Loss from discontinued operations” line item in our consolidated statements of comprehensive loss for the years ended December 31, 2012 and 2011.

In this annual report, except as otherwise specified, references to “$”, “U.S.$” and “Dollars” are to U.S. Dollars, and references to “Ps.” and “Pesos” are to Argentine Pesos.  Solely for the convenience of the reader, Peso amounts as of and for the year ended December 31, 2012 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on December 31, 2012 of Ps. 4.918 to U.S. $1.00.  The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate.  See “Item 3. Key Information—Exchange Rates.”

Certain figures included in this annual report have been subject to rounding adjustments.  Accordingly, figures shown as totals may not sum due to rounding.

Consolidated Statements of Comprehensive Loss
IFRS	2012(*)		2012(*)		2011(*)
	(figures in millions)
Continuing Operations
Revenue from sales (1)	U.S. $	757.5	Ps.	3,725.3	Ps.	2,805.8
Revenue from construction (2)	23.9		117.6		87.4
Electric power purchases	(419.3)		(1,740.2)		(1,130.9)
Cost of Construction	(23.9)		(117.6)		(87.4)
Subtotal	338.2		1,663.0		1,480.4
Transmission and distribution expenses	(319.3)		(1,570.1)		(1,094.8)
Gross Profit	18.9		93.0		385.5
Selling expenses	(87.5)		(430.4)		(310.3)
Administrative expenses	(60.3)		(296.4)		(224.3)
Gain from acquisition of companies (3)	-		-		435.0
Other operating income	6.8		33.3		27.9
Other operating expenses	(22.9)		(112.8)		(54.9)
Operating (expense) income	(145.0)		(713.3)		258.9
Financial Income	17.5		86.0		55.6
Financial Expenses (4)	(60.4)		(296.8)		(216.1)
Other financial results	(33.9)		(166.7)		(97.2)
Net Financial Expense	(76.8)		(377.5)		(257.8)
(Loss) Profit before taxes	(221.8)		(1,090.8)		1.1
Income Tax	20.3		99.8		(153.0)
Loss for the year from continuing operations	(201.5)		(991.0)		(151.9)
Loss from discontinued operations	(4.6)		(22.4)		(139.5)
Loss for the year	(206.1)		(1,013.4)		(291.4)

Loss for the year attributable to:
Owners of the parent	(206.7)		(1,016.5)		(304.1)
Non- controlling interests	0.6		3.1		12.7
Loss for the year	(206.1)		(1,013.4)		(291.4)

Loss for the year attributable to Owners of the parent:
Continuing Operations	(203.5)		(1,000.6)		(157.7)
Discontinued Operations	(3.2)		(15.8)		(146.4)
	U.S. $	(206.7)	Ps.	(1,016.5)	Ps.	(304.1)
Other Comprehensive (income) loss
Items that will not be reclassified to profit or loss
Actuarial losses on benefit plans	1.0		4.7		(13.8)
Tax effect of actuarial losses on benefit plans	(0.3)		(1.6)		4.8
Total other comprehensive loss from discontinued operations	-		-		(3.4)
Total other comprehensive income (loss)	0.6		3.1		(12.3)

Comprehensive loss for the year attributable to:
Owners of the parent	(206.0)		(1,013.2)		(315.4)
Non- controlling interests	0.6		2,8		11.7
Comprehensive loss for the year	(205.4)		(1,010.4)		(303.7)

Comprehensive loss for the year attributable to owners of the parent:
Continuing Operations	(202.8)		(997.4)		(166.4)
Discontinued Operations	(3.2)		(15.8)		(149.0)
	U.S. $	(206.0)	Ps.	(1,013.2)	Ps.	(315.4)

Basic and diluted loss per share attributable to owners of the parent:

Number of shares outstanding	897,042,600	897,042,600	897,042,600

Basic and diluted loss per share – from continuing operations	(0.228)	(1.12)	(0.17)
Basic and diluted loss per share – from discontinued operations	(0.004)	(0.02)	(0.16)

Basic and diluted loss per ADS attributable to owners of the parent (5):
Basic and diluted loss per ADS - from continuing operations	(4.536)	(22.31)	(3.52)
Basic and diluted loss per ADS - from discontinued operations	(0.072)	(0.35)	(3.26)

______________________

(*)       Consolidated financial data.

(1)       Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year, and has been valued on the basis of applicable tariffs and the charges determined by the Resolution 347/12.

(2)       In accordance with IFRIC 12, the construction of the infrastructure necessary for the subsidiary EDEN S.A. to distribute electricity is considered a service rendered to the concession authority and the corresponding revenue is reflected at cost within the sales account.

(3)       The excess of the fair value of the net assets acquired from Emdersa and Aeseba, including those recognized in the reassessment of the purchase price allocation, over the consideration paid and the non-controlling interest has been considered as a gain in bargain purchase, because the seller had started a process for divesting its net assets in the region and, consequently, it sold them at values lower than their respective fair value. The acquisitions have been recorded in accordance with the purchase method on the basis of the fair value measurements of the acquired assets and liabilities.

(4)       Includes commercial interests accrued by CAMMESA of Ps. 55.2 million, under the Commercial Interest line item.

(5)       Each ADS represents 20 Class B common shares.

	2012(*)	2012(*)	2011(*)	01.01.2011(*)
	(figures in millions)
ASSETS
Non-current assets:
Property, plant and equipment	U.S.$ 883.4	Ps. 4,344.6	Ps. 3,995.3	Ps. 3,712.3
Intangible Assets	172.0	845.8	793.0	-
Interest in joint ventures	0.1	0.4	0.4	0.4
Trade Receivables	9.7	47.7	45.7	45.5
Other receivables	14.3	70.5	50.3	18.5
Total non‑current assets	U.S.$ 1,079.5	Ps. 5,309.1	Ps. 4,884.7	Ps. 3,776.8
Current assets:
Assets under construction	U.S.$ 17.2.	Ps. 84.5	Ps. 45.5	-
Inventories	17.3	85.0	45.3	12.4
Trade receivables	180.8	889.4	534.7	421.2
Derivative Financial Instruments	-	-	1.3	-
Financial Assets at fair value through profit or loss	0.7	3.4	2.1	430.8
Other receivables	27.6	135.6	76.3	40.1
Cash and cash equivalents	14.5	71.1	130.5	246.0
Total current assets	U.S.$ 258.0.	Ps. 1, 269.0	Ps. 835. 8	Ps. 1,150.5
Assets of disposal groups classified as held for sale	45.4	223.4	1,291.1	-
TOTAL ASSETS	U.S.$ 1,383.0	Ps. 6,801.4	Ps. 7,011.6	Ps. 4,927.3

EQUITY

Equity attributable to the owners
Share Capital	U.S $ 182.4	Ps. 897.0	Ps. 897.0	Ps. 897.0
Adjustment to Share Capital	80.9	397.7	986.1	986.1
Additional paid- in capital	0.7	3.5	21.8	18.3
Treasury stock	1.9	9.4	9.4	9.4
Adjustment to treasury stock	2.1	10.3	10.3	10.3
Legal Reserve	-	-	64.0	64.0
Accumulated Deficit	(183.0)	(899.8)	(557.3)	(241.9)
Equity attributable to the owners	85.0	418.2	1,431.4	1,743.3
Non- controlling interests	14.5	71.1	415.8	-
TOTAL EQUITY	99.5	489.3	1,847.2	1,743.3

LIABILITIES Non -Current liabilities:
Trade payables	31.6	155.3	87.7	51.0
Deferred Revenues	53.8	264.4	174.8	-
Other liabilities (1)	385.3	1,894.8	1,373.7	984.5
Borrowings	274.6	1,350.7	1,189.9	1,035.1
Salaries and social security taxes payable	3.6	17.5	23.6	19.3
Benefit Plans	19.8	97.4	83.5	41.5
Provisions	16.3	80.0	66.1	6.8
Taxes Liabilities	2.0	10.0	17.7	9.0
Deferred Tax Liability	46.9	230.4	348.7	250.3
Total non- current liabilities	U.S. $ 833.8	Ps. 4,100.5	Ps. 3,365.7	Ps. 2,397.5
Current liabilities:
Trade payables	241.7	1,188.5	623.7	377.1
Borrowings	21.0	103.1	59.0	46.9
Derivative Financial Instruments	-	-	-	7.3
Salaries and social security taxes payable	78.1	384.3	275.8	180.4
Benefit plans	3.0	15.0	11.3	-
Taxes Liabilities	41.2	202.5	147.7	111.1
Other Liabilities(1)	30.6	150.4	128.6	5.9
Provisions	2.1	10.5	10.3	57.8
Total Current Liabilities	U.S. $ 417.7	Ps. 2,054.4	Ps. 1,256.5	Ps. 786.5

Liabilities of disposal groups classified as held for sale	32.0	157.3	542.2	-
TOTAL LIABILITIES	U.S.$ 1,283.5	Ps. 6,312.2	Ps. 5,164.4	Ps. 3,184.0
TOTAL LIABILITIES AND EQUITY	U.S.$ 1,383.0	Ps. 6,801.4	Ps. 7,011.6	Ps. 4,927.3

(*)   Consolidated financial data.

(1)     Includes the amounts collected through the Program for the Rational Use of Electricity Power (PUREE), which as of December 31, 2012, 2011 and January 1, 2011 amounted to Ps. 1,352.5 million, Ps. 928.7 million and Ps. 529.1, respectively.  For the years ended December 31, 2012 and 2011, Ps. 74.7 million and Ps. 61.6 million, respectively, corresponded to PUREE funds collected by Aeseba, included under current liabilities, and Ps. 1,277.8 million and Ps. 867.1 corresponded to PUREE funds collected by Edenor, included under non-current liabilities. Edenor is permitted to retain funds from the PUREE that it would otherwise be required to transfer to CAMMESA according to Resolution SS.EE. 1037/07.

Consolidated Statements of Cash Flows

Cash flows from operating activities	2012(*)	2012(*)	2011(*)
	(Figures in millions)

Loss for the year	U.S.$ (206.1)	Ps. (1,013.4)	Ps. (291.4)
Adjustments to reconcile net loss to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	40.2	197.9	187.9
Amortization of intangible assets	5.1	24.9	20.1
Disposals of property, plant and equipment	0.4	1.9	1.9
Loss from retirement of intangible assets	1.6	8.0	10.7
Gain from the purchase of financial debt	-	-	(6.5)
Interest on loans and other liabilities	30.7	151.2	109.0
Exchange differences	39.5	194.1	102.8
Income Tax	(20.3)	(99.8)	153.0
Allowance for the impairment of trade receivables and other receivables	3.8	18.5	10.8
Provision of Contingencies, net of recovery	5.4	26.4	8.1
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other trade receivables	(0.1)	(0.4)	(1.2)
Changes in fair value of financial instruments	(7.9)	(39.1)	(13.3)
Gain from acquisition of companies	—	—	(435.0)
Benefit Plans accrued	6.3	31.0	15.6
Discontinued Operations	50.1	246.2	202.3

Changes in operating assets and liabilities (excluding previous adjustments)
Net increase in trade receivables	(69.5)	(342.0)	(136.6)
Net (decrease) increase in other receivables	2.4	11.7	(88.3)
Increase in inventories	(8.1)	(39.7)	(32.9)
Increase in assets under construction	(7.9)	(39.0)	(45.5)
Increase in trade payable	110.9	545.6	25.4
Increase in salaries and social security taxes	20.8	102.4	139.2
Decrease of benefit plans	(1.8)	(8.8)	(15.6)
Increase in taxes	10.1	49.7	36.5
Increase in deferred revenue	18.2	89.6	174.8
Increase in other liabilities	28.6	140.8	203.7
(Decrease) Increase in provisions	(2.5)	(12.4)	3.7
Income tax paid	(6.9)	(34.1)	(24.4)
Increase in funds obtained from PUREE (Res. SE N° 1037/07) (1)	83.5	410.7	338.0
Increase in funds obtained from PUREE (Res. MIVSPBA N° 252/07)	2.7	13.1	6.0
Net Cash Flows provided by operating activities	129.1	635.1	659.0
Cash flows from investing activities
Increase from sale of financial assets at fair value	7.7	37.8	442.0
Additions of property, plant and equipment	(111.6)	(549.0)	(443.4)
Additions of intangible assets	(17.4)	(85.7)	(63.4)
Payment for acquisition of companies	-	-	(442.9)
Payment for acquisition of additional non controlling interests	-	-	(6.4)
Loans granted	(3.0)	(14.6)	-
Collection of loans proceed from borrowing	28.9	142.4	-
Collection for sale of discontinued operations	21.3	104.6	-
Discontinued Operations	(40.8)	(200.8)	(279.9)
Net Cash Flows used in investing activities	(115.0)	(565.5)	(794.0)
Cash flows from financing activities:
Loans taken	19.5	95.8	298.2
Repayment of borrowings	(42.8)	(210.3)	(380.4)
Change in non – controlling interest- Dividend Distribution Aeseba	(1.2)	(5.8)	—
Dividends paid(1)	(1.1)	(5.6)	—

Discontinued Operations	(8.1)	(39.9)	98.5
Net cash flows (used in) provided by financing activities	(33.7)	(165.8)	16.3
Net decrease in cash and cash equivalents	(19.6)	(96.2)	(118.8)

Cash and cash equivalents at beginning of year	U.S.$ 26.5	Ps. 130.5	Ps. 246.0
Gain from exchange differences in cash and cash equivalents	7.5	36.8	3.3
Changes in cash and cash equivalents	(19.6)	(96.2)	(118.8)
Cash and cash equivalents at end of the year	U.S.$ 14.5	Ps. 71.1	Ps. 130.5
Cash and cash equivalents in the statement of financial position	U.S.$ 14.5	Ps. 71.1	Ps. 130.5
Cash and cash equivalents included in assets of disposal groups classified as held for sale	2.3	11.2	28.3
Cash and cash equivalents at end of the year	U.S.$ 16.7	Ps. 82.3	Ps. 158.8

Supplemental cash flows information	2012	2012	2011

Financial cost charged to fixed assets	U.S.$ 1.3	6.4	4.1

Changes in assets for disposal classified as held for sale
Increased credit extended related companies	(8.5)	(41.7)	-
Decrease advance payments received related companies	(2.1)	(10.4)	-
Acquired Companies	-	-	119.0
Cash and cash equivalents Property, plant and equipment and intangible assets	-	-	1,881.4
Inventories	-	-	4.3
Trade receivables	-	-	255.3
Other receivables	-	-	84.6
Trade payables	-	-	(257.8)
Borrowings	-	-	(450.0)
Deferred tax liability	-	-	(78.8)
Other liabilities	-	-	(331.0)
Net Assets	-	-	(1,227.0)
Non-controlling interests	-	-	(230.0)
Net assets acquired	-	-	996.9
Bargain Purchase	-	-	435.0
Cash Paid	-	-	(562.0)
Cash and cash equivalents in acquired companies	-	-	119.0
Net Cash Flows for acquisition of companies	-	-	(442.9)

(*) Consolidated financial data

(1) Correspond to Eden.

	Year ended December 31,
	2012		2011		2010	2009	2008
Operating data	Edenor	Aeseba	Edenor	Aeseba
Energy sales (in GWh):	20,760	2,868	20,098	2,791	19,293	18,220	18,616
Residential	8,662	648	8,139	619	7,796	7,344	7,545
Small Commercial	1,688	236	1,601	227	1,543	1,470	1,530
Medium Commercial	1,717	111	1,700	104	1,634	1,565	1,597
Industrial	3,335	814	3,442	807	3,378	3,204	3,277
Wheeling System(1)	4,261	294	4,156	291	3,891	3,622	3,700
Others:
Public Lighting	668	81	656	80	654	644	644
Shantytowns	410	675	384	657	377	351	304
Others(2)	20	9	20	6	20	20	19
Customers (in thousands) (3)	2,726	344	2,699	340	2,662	2,605	2,537
Energy Losses (%)	13.3%	10.6%	12.6%	10.4%	12.5%	11.9%	10.8%
MWh sold per employee	7,088.0	3,944.2	7,188.1	3,771.2	7,123.9	6,936.1	7,392.8
Customers per employee	931	473	965	460	971	978	997

______________________

(1) Wheeling system charges represent our tariffs for large users, which consist of a fixed charge for recognized technical losses and a charge for our distribution margins but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

(2) Represents energy consumed internally by us and our facilities.

(3) We define a customer as one meter. We may supply more than one consumer through a single meter. In particular, because we measure our energy sales to each shantytown collectively using a single meter, each shantytown is counted as a single customer.

EXCHANGE RATES

From April 1, 1991 until the end of 2001, the Convertibility Law established a fixed exchange rate under which the Central Bank was obliged to sell U.S. Dollars at a fixed rate of one Peso per U.S. Dollar (the “Convertibility Regime”).  On January 6, 2002, the Argentine Congress enacted the Public Emergency Law No. 25,561 (the “Public Emergency Law”), formally putting an end to the regime of the Convertibility Regime  and abandoning over ten years of U.S. Dollar-Peso parity.  The Public Emergency Law grants the Executive Branch of the Argentine government the power to set the exchange rate between the Peso and foreign currencies and to issue regulations related to the foreign exchange market.  The Public Emergency law has been extended until December 31, 2013.  For a brief period following the end of the Convertibility Regime, the Public Emergency Law established a temporary dual exchange rate system.  Since February 2002, the Peso has been allowed to float freely against other currencies.

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

	Low	High	Average	Period End
	(Pesos per U.S. Dollar)
Year ended December 31,
2008	3.01	3.47	3.16(1)	3.45
2009	3.45	3.88	3.73(1)	3.80
2010	3.79	3.99	3.91(1)	3.98
2011	3.97	4.30	4.13(1)	4.30
2012	4.31	4.92	4.58(1)	4.92

Month

January 2013	4.93(2)	4.98(2)	4.95	4.98
February 2013	4.98(2)	5.05(2)	5.01	5.05
March 2013	5.12(2)	5.05(2)	5.08	5.12
April 2013(3)	5.13 (4)	5.18(4)	5.15	5.18

_____________________

Source: Banco Nación

(1)           Represents the average of the exchange rates on the last day of each month during the period.

(2)           Average of the lowest and highest daily rates in the month.

(3)           Represents the corresponding exchange rates from April 1 through April 29, 2013.

(4)           Represents the average of the lowest and highest daily rates from April 1 through April 29, 2013.

RISK FACTORS

Risks Related to Argentina

Overview

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and substantially all of our revenues are earned in Argentina and substantially all of our operations, facilities, and customers are located in Argentina.  Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, political and financial conditions prevailing in Argentina, including growth, inflation rates, currency exchange rates, interest rates, and other local, regional and international events and conditions that may affect Argentina in any manner.  For example, slower economic growth or economic recession could lead to a decreased demand for electricity in our concession area or a decline in the purchasing power of our customers, which, in turn, could lead to a decrease in collection rates from our customers or increased energy losses due to illegal use of our service.  Actions of the Argentine Government concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and could continue to have a material adverse effect on private sector entities, including us.  For example, during the Argentine economic crisis of 2001, the Argentine Government froze electricity distribution margins and caused the pesification of our tariffs, which had a materially adverse effect on our business and financial condition and led us to suspend payments on our financial debt at the time. We cannot assure you that the Argentine Government will not adopt other policies that could adversely affect the Argentine economy or our business, financial condition or results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our ADSs and Class B common shares to decline.

A global financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, customers, business, and results of operations

The effects of a global credit crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations, an impact that is likely to be more severe on an emerging market economy, such as Argentina.  The effect of this economic crisis on our customers and on us cannot be predicted.  Weak economic conditions could lead to reduced demand or lower prices for energy, which could have a negative effect on our revenues.  Economic factors such as unemployment, inflation levels and the availability of credit could also have a material adverse effect on demand for energy and therefore on our financial condition and operating results.  The financial and economic situation may also have a negative impact on third parties with whom we do, or may do, business.  In addition, our ability to access credit or capital markets may be restricted at a time when we would need financing, which could have an impact on our flexibility to react to changing economic and business conditions (See Risk Factors – “Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth, and consequently, may affect our business, results of operations and prospects for growth”).  For these reasons, any of the foregoing factors or a combination of these factors could have an adverse effect on our results of operations and financial condition and cause the market value of our ADSs and Class B common shares to decline.

The Argentine economy remains fragile and any significant decline could adversely affect our financial condition

Sustainable economic growth in Argentina is dependent on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the Argentine Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable rate of inflation.

The Argentine economy remains fragile, as reflected by the following economic conditions:

•         GDP growth has declined and employment is beginning to show some signals of weakness;

•         inflation has accelerated recently and threatens to continue at those levels;

•         investment as a percentage of GDP remains too low to sustain the growth rate of recent years;

•         the availability of long-term credit is scarce, while international financing remains limited;

•         the regulatory environment continues to be uncertain;

•         in the climate created by the above conditions, demand for  foreign currency has grown, generating a capital flight effect to which the Argentine Government has responded with regulations and currency exchange and transfer restrictions, and it is widely reported that in other countries where the Peso is traded, the Peso/U.S. Dollar exchange rate differs substantially from the official exchange rate in Argentina; and

•         previous GDP performance has depended to some extent on high commodity prices which, despite having a favorable long-term trend, are volatile in the short-term and beyond the control of the Argentine Government.

As in the recent past, Argentina’s economy may be adversely affected if political and social pressures inhibit the implementation by the Argentine Government of policies designed to control  inflation, generate growth and enhance consumer and investor confidence, or if policies implemented by the Argentine Government that are designed to achieve these goals are not successful. These events could materially adversely affect our financial condition and results of operations, or cause the market value of our ADSs and our Class B common shares to decline.

As public finances became increasingly tight, the Argentine Government decided to revise its subsidy policies, particularly those related to energy, electricity and gas, water and public transportation. However, as economic growth has not reached the levels of previous years (on average, GDP grew close to 8.0% per year between 2003 and 2010) and inflation has continued to increase, the manner in which the Argentine Government has revised those policies has been affected. As ultimately implemented, the revised policies will not have an impact on companies’ revenues but could affect the timing of the revision of the tariff process, and generate a strong negative impact on economic activity and an increase in prices, considering that they would be put into effect in a context of subpar growth, high inflation and capital flight.

We cannot assure you that a decline in economic growth, increased economic instability, or the expansion of economic policies and measures taken by the Argentine Government that affect private sector enterprises such as us, all developments over which we have no control, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs and our Class B common shares.

The impact of inflation in Argentina on our costs could have a material adverse effect on our results of operations

Inflation has, in the past, materially undermined the Argentine economy and the Argentine Government’s ability to create conditions that permit growth. In recent years, Argentina has confronted inflationary pressure, evidenced by significantly higher fuel, energy and food prices, among other factors.  According to data published by the Instituto Nacional de Estadística y Censos (National Statistics and Census Institute or INDEC), the rate of inflation reached 10.9% in 2010, 9.5% in 2011 and 10.8% in 2012. The Argentine Government has implemented programs to control inflation and monitor prices for essential goods and services, including freezing the prices of supermarket products, and price support arrangements agreed between the Argentine Government and private sector companies in several industries and markets.

A high inflation environment would undermine Argentina’s foreign competitiveness by diluting the effects of the Argentine Peso devaluation, negatively impact the level of economic activity and employment and undermine confidence in Argentina’s banking system, which could further limit the availability of domestic and international credit to businesses. In turn, a portion of the Argentine debt is adjusted by the Coeficiente de Estabilización de Referencia (Stabilization Coefficient, or “CER”), a currency index, that is strongly related to inflation. Therefore, any significant increase in inflation would cause an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy.  A continuing high inflation environment could undermine our results of operations as a result of a delay in our ability to, or our inability to, adjust our tariffs accordingly and could adversely affect our ability to finance the working capital needs of our businesses on favorable terms, and adversely affect our results of operations and cause the market value of our ADSs and Class B common shares to decline.

The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets

In January 2007, INDEC modified its methodology used to calculate the consumer price index (the “CPI”), which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Since then, the credibility of the CPI, as well as other indexes published by the INDEC has been affected. As a result of the uncertainty relating to the accuracy of INDEC indexes, the inflation rate of Argentina and the other rates calculated by INDEC could be higher than as indicated in official reports.

Beginning November 23, 2010, the Argentine government consulted with the IMF for technical assistance in order to prepare a new national consumer price index with the aim of modernizing the current statistical system.  During the first quarter of 2011, a team from the IMF started working in conjunction with the INDEC to create such new national consumer price index.  Notwithstanding the foregoing, reports published by the IMF state that their staff also uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those issued by the INDEC since 2007, and the IMF has called on Argentina to adopt remedial measures to address the quality of official data.  In its meeting held on February 1, 2013, the Executive Board of the IMF found that Argentina’s progress in implementing remedial measures since September 2012 has not been sufficient, and as a result, the IMF issued a declaration of censure against Argentina in connection with its breach of its related obligations to the IMF under the Articles of Agreement, and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay.

Any required correction or restatement of the INDEC indexes could result in a significant further decrease in confidence in Argentina’s economy, which could, in turn, have an adverse effect on our ability to access international capital markets to finance our operations and growth, which could, in turn, adversely affect our results of operations and financial condition and cause the market value of our ADSs and Class B common shares to decline.

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

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth, and consequently, may affect our business, results of operations and prospects for growth

In 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001.  The Argentine Government announced that as a result of this restructuring, it had approximately U.S.$129.2 billion in total gross public debt as of December 31, 2005. Holdout creditors that declined to participate in the exchanges commenced numerous lawsuits against Argentina in several countries, including the United States, Italy, Germany, and Japan. These lawsuits generally assert that Argentina has failed to make timely payments of interest and/or principal on their bonds, and seek judgments for the face value of and/or accrued interest on those bonds.  Judgments have been issued in several proceedings but to date judgment creditors have not succeeded in having those judgments enforced. In at least one case, plaintiffs have asserted that allowing Argentina to make payments under its newly issued bonds and remain in default on its pre-2002 bonds violates the pari passu clause in the original bonds and entitles the plaintiffs to enjoin such payments. The U.S. Court of Appeals for the Second Circuit has ruled in the case that the ranking clause in bonds issued by Argentina prevents Argentina from making such payments unless it makes pro rata payments in respect of defaulted debt that ranks pari passu with the performing bonds.  The judgment has been appealed, and we cannot predict when or in what form a final appellate decision will be granted.

In September 2008, Argentina announced its intention to cancel its external public debt to Paris Club creditor nations using reserves of the Banco Central de la República Argentina ( the Argentine Central Bank, or the “Central Bank”) in an amount equal to approximately U.S. $6.5 billion. However, as of the date of this annual report, the Argentine Government has not yet cancelled such debt. Indeed, negotiations in this respect remain stagnant. If no agreement with the Paris Club creditor nations is reached, financing from multilateral financial institutions may be limited or not available, which could adversely affect economic growth in Argentina and Argentina’s public finances.

Certain groups of holders that did not participate in the 2005 restructuring have filed claims against Argentina and it is possible that new claims will be filed in the future. In addition, foreign shareholders of several Argentine companies have filed claims before the ICSID alleging that certain government measures adopted during the country’s 2001 crisis were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. Since May 2005, the ICSID tribunals have issued several awards against Argentina.  Only the cases “CMS v. Argentina”, “Azurix v. Argentina” and “Vivendi v. Argentina” are currently final and unappealable, which decisions required that the Argentine Government pay U.S. $133.2 million, U.S. $165.2 million and U.S. $105 million, respectively.  As of the date of this annual report, Argentina has not yet paid the amounts referred to above.

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

Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may limit Argentina’s ability to reenter the international capital markets.  Litigation initiated by holdout creditors as well as ICSID claims have resulted and may continue to result in judgments and awards against the Argentine Government which, if not paid, could prevent Argentina from obtaining credit from multilateral organizations. Judgment creditors have sought and may continue to seek to attach or enjoin assets of Argentina. A recent example of this is the Libertad Frigate case, in which a commercial court in Accra, Ghana, granted an order (which has been overturned) to detain an Argentine ship which had entered the Accra port on a routine trip.  In addition, various creditors have organized themselves into associations to engage in lobbying and public relations concerning Argentina’s default on its public indebtedness. Such groups have over the years unsuccessfully urged passage of federal and New York state legislation directed at Argentina’s defaulted debt and aimed at limiting Argentina’s access to the U.S. capital markets. Although neither the United States Congress nor the New York state legislature has adopted such legislation, we can make no assurance that legislation or other political actions designed to limit Argentina’s access to capital markets will not take effect.

As a result of Argentina’s default and the events that have followed it, the government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could have a material adverse effect on the country’s economy and, consequently, our businesses and results of operations.  Furthermore, Argentina’s inability to obtain credit in international markets could have a direct impact on our own ability to access international credit markets to finance our operations and growth, which could adversely affect our results of operations and financial condition and cause the market value of our ADSs and our Class B common shares to decline.

Significant fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations

The devaluation of the Argentine Peso could have a negative impact on the financial condition of many Argentine businesses including us.  Such situation could negatively impact the ability of Argentine businesses to honor their foreign currency-denominated debt, lead to very high inflation and, significantly reduce real wages, jeopardize the stability of businesses whose success is dependent on domestic market demand, including public utilities and the financial industry, and adversely affect the Argentine Government’s ability to honor its foreign debt obligations.  If the Argentine Peso devalues significantly, the negative effects on the Argentine economy could have adverse consequences to our businesses, our results of operations and the market value of our ADSs, including as measured in U.S. Dollars.

On the other hand, a substantial increase in the value of the Argentine Peso against the U.S. Dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports (as a consequence of the loss of external competitiveness). Any such increase could also have a negative effect on economic growth and employment, reduce the Argentine public sector’s revenues from tax collection in real terms, and have a material adverse effect on our business, our results of operations and the market value of our ADSs as a result of the weakening of the Argentine economy in general.

Certain measures that may be taken by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations

In November 2008, the Argentine Government enacted Law No. 26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones (the “AFJPs”) (See Risk Factors “The nationalization of Argentina’s private pension funds caused an adverse effect in the Argentine capital markets and increased the Argentine Government’s interest in certain stock exchange listed companies, such that the Argentine Government became a significant shareholder of such companies”). More recently, beginning in April 2012, the Argentine Government provided for the nationalization of YPF S.A. and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No. 26,741 and Decree No. 1277/2012. Additionally, on December 19, 2012, the Argentine Government issued Decree No. 2552/2012 which, in its article 2, ordered the expropriation of the “Predio Rural de Palermo”. However, on January 4, 2013, the Federal Civil and Commercial Chamber granted an injunction that has temporarily blocked the application of Decree No. 2552/2012. We cannot assure you that these or other measures that may be adopted by the Argentine Government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade, investment, etc, will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations and the market value of our shares and ADSs.

Exchange controls and restrictions on capital inflows and outflows may continue to limit the availability of international credit and could threaten the financial system and lead to renewed political and social tensions, adversely affecting the Argentine economy, and, as a result, our business.

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad. After 2002, these restrictions, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad to pay principal and interest on debt obligations, were substantially eased through 2007. Since the last quarter of 2011, however, regulations were issued making foreign exchange transactions subject to the prior approval of the Argentine tax authorities.  Through a combination of foreign exchange and tax regulations, the Argentine authorities have significantly curtailed access to foreign exchange by individuals and private sector entities.

Since the enhancement of exchange controls began in late 2011, and upon the introduction of measures that have practically closed the foreign exchange market to retail transactions, it is widely reported that the peso/U.S. dollar exchange rate in the unofficial market substantially differs from the official foreign exchange rate. See “Exchange Rates” and “Item 10. Exchange Controls.”  In addition to the foreign exchange restrictions,  in June 2005 the Argentine Government adopted various rules and regulations that established new restrictive controls on capital inflows into the country, including a requirement that for certain funds remitted into Argentina an amount equal to 30% of the funds must be deposited into an account with a local financial institution as a U.S. Dollar deposit for a one-year period without any accrual of interest, benefit or other use as collateral for any transaction. The Argentine Government could impose new exchange controls or restrictions on the movement of capital and take other measures that could limit our ability to access the international capital markets and impair our ability to make interest or principal payments abroad or payments.  Argentina may re-impose exchange controls, transfer restrictions or other measures in the future in response to capital flight or a significant depreciation of the Peso.

The Argentine Government could impose further exchange controls, transfer restrictions or restrictions on the movement of capital, and/or take other measures in response to capital flight or a significant depreciation of the Peso, which could limit our ability to access the international capital markets, and could lead to renewed political and social tensions and undermine the Argentine Government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth, which, in turn, could adversely affect our business and results of operations and the market value of our shares and ADSs.  In addition, the Argentine Government or the Central Bank may reenact certain restrictions on the transfers of funds abroad, impairing our ability to make dividend payments to holders of the ADSs, which may adversely affect the market value of our ADSs.  As of the date of this annual report, however, the transfer of funds abroad to pay dividends is permitted to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting. Notwithstanding the foregoing, as of the date of this annual report, in light of applicable regulations the financial situation of the Company does not permit the payment of dividends.

The nationalization of Argentina’s private pension funds caused an adverse effect in the Argentine capital markets and increased the Argentine Government’s interest in certain stock exchange, such that the Argentine Government became a significant shareholder of such companies

In recent years a significant portion of the local demand for securities of Argentine companies came from the Argentine private pension funds. In response to the global economic crisis, in December 2008, by means of Argentine Law No. 26,425, the Argentine Congress unified the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (the National Social Security Agency, or “ANSES”), eliminating the pension and retirement system previously administered by private managers. In accordance with the new law, private pension managers transferred all of the assets administered by them under the pension and retirement system to the ANSES. With the nationalization of Argentina’s private pension funds, the Argentine Government became a significant shareholder in many of the country’s public companies. In April 2011, the Argentine Government lifted certain restrictions pursuant to which ANSES was prevented from exercising more than 5% of its voting rights in any stock exchange listed company (regardless of the equity interest held by ANSES in such companies). ANSES has publicly stated that it intends to exercise its voting rights in excess of such 5% limit in order to appoint directors in different stock exchange listed companies in which it holds an interest exceeding 5%. ANSES’ interests may differ from those of other investors, and consequently, those investors may understand that ANSES’ actions might have an adverse effect on such companies. As of the date of this annual report ANSES, owns shares representing 20.96% of the capital stock of our subsidiary Emdersa and 26.8% of the capital stock of Edenor.

The Argentine Government has stated its intention to exert a stronger influence on the operation of stock exchange listed companies. We cannot assure you that these or other similar actions taken by the Argentine Government will not have an adverse effect on the Argentine economy and consequently on our financial condition and results of operations.

The Argentine economy could be adversely affected by economic developments in other markets and by more general “contagion” effects

Argentine financial and securities markets are influenced, to varying degrees, by economic and financial conditions in other markets.  Argentina’s economy remains vulnerable to external shocks, including those related or similar to the global economic crisis that began in 2008 and the recent uncertainties surrounding European sovereign debt.   For example, the recent challenges faced by the European Union to stabilize certain of its member economies, such as Greece, Ireland, Italy, Portugal and Spain, have had international implications affecting the stability of global financial markets, which has hindered economies worldwide.  Should measures taken by the European Union be insufficient to restore confidence and stability to the financial markets, any recovery of the global economy, including the U.S. and European Union economies, could be hindered or reversed, which could negatively affect the Argentine economy, and in turn our business and results of operations. Although economic conditions can vary from country to country, investors’ perception of the events occurring in other countries have in the past substantially affected, and may continue to substantially affect capital flows to other countries and the value of securities in other countries, including Argentina.  The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation of its currency in January 1999.

In addition, international investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors, Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have material adverse effect on the Argentine economy and, indirectly, on our business, financial condition and results of operations, and the market value of our ADSs.

Argentina’s economy is vulnerable to external shocks that could be caused by significant economic difficulties of its major regional trading partners.

Argentina’s economy is vulnerable to adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners, such as Brazil, China or the United States, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. Recent economic slowdowns, especially in Brazil and China, have led to declines in Argentine exports.  Declining demand for Argentine exports, or a decline in the international market prices for those products, could have a material adverse effect on Argentina’s economic growth.

The actions taken by the Argentine Government to reduce imports may affect our ability to purchase significant capital goods.

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

Risks Relating to the Electricity Distribution Sector

The Argentine Government has intervened in the electricity sector in the past, and is likely to continue intervening

To address the Argentine economic crisis in 2001 and 2002, the Argentine Government adopted the Public Emergency Law and other regulations, which made a number of material changes to the regulatory framework applicable to the electricity sector.  These changes severely affected electricity generation, distribution and transmission companies and included the freezing of distribution nominal margins, the revocation of adjustment and inflation indexation mechanisms of tariffs, a limitation on the ability of electricity distribution companies to pass on to the consumer increases in costs due to regulatory charges and the introduction of a new price-setting mechanism in the wholesale electricity market (the “WEM”) which had a significant impact on electricity generators and generated substantial price differences within the market.  The Argentine Government continues to intervene in this sector, including by granting temporary nominal margin increases, proposing a new social tariff regime for residents of poverty-stricken areas, creating specific charges to raise funds that are transferred to government-managed trust funds that finance investments in generation and distribution infrastructure and mandating investments for the construction of new generation plants and the expansion of existing transmission and distribution networks.

Furthermore, on November 15, 2011, the Secretariat of Energy issued Note 8752, which provided that any approval by the provincial governments of increases to the electricity tariffs applicable to end-users as of November 1, 2011 will trigger a proportionate decrease in the federal subsidy available to that end-user in connection with the purchase of electricity. Since the issuance of Note 8752, certain provincial governments have initiated legal proceedings to challenge the jurisdiction of the Secretariat of Energy to issue Note 8752, particularly because of the potential chilling effect that this regulation may have on the ability of the provincial governments to increase electricity tariffs. These proceedings have not been resolved as of the date of this annual report. In addition to the foregoing, several provincial governments have recently enacted new regulations in order to charge electricity end-users amounts corresponding to the cuts in the federal subsidy.

On November 27, 2012, the Secretariat of Energy issued Resolution 2016, which approved the seasonal WEM prices – subsidized and not subsidized − for the period of November 2012 through April 2013. The Subsidizes WEM Seasonal Reference Price was established at Ps. 320 per MWh. Each local authority is to define the local prices to be included in the local distributor’s tariff.

The Argentine Government has also announced an analysis of new measures that would change the current regulatory framework of the energy sector. On March 26, 2013, the Secretariat of Energy issued Resolution 95, which introduced a new scheme for the remuneration for the electricity generation sector and several modifications to the organization of the WEM, including the suspension of the administration of new contracts, or the renewal of existing contracts, in the term market of the WEM.

We cannot assure you that these or other measures that may be adopted by the Argentine Government will not have a material adverse effect on our business and results of operations or on the market value of our shares and ADSs or that the Argentine Government will not adopt emergency legislation similar to the Public Emergency Law, or other similar resolutions, in the future that may further increase our regulatory obligations, including increased taxes, unfavorable alterations to our tariff structures and other regulatory obligations, compliance with which would increase our costs and have a direct negative impact on our results of operations and cause the market value of our ADSs and Class B common shares to decline.

Electricity distributors were severely affected by the emergency measures adopted during the economic crisis, many of which remain in effect

Distribution tariffs include a regulated margin that is intended to cover the costs of distribution and provide an adequate return over the distributor’s asset base.  Under the Convertibility Regime, distribution tariffs were calculated in U.S. Dollars and distribution margins were adjusted periodically to reflect variations in U.S. inflation indexes.  Pursuant to the Public Emergency Law, in January 2002 the Argentine government froze all distribution margins, revoked all margin adjustment provisions in distribution concessions and converted distribution tariffs into Pesos at a rate of Ps. 1.00 per U.S. $ 1.00. These measures, coupled with the effect of high inflation and the devaluation of the Peso, led to a decline in distribution revenues in real terms and an increase of distribution costs in real terms, which could no longer be recovered through adjustments to the distribution margin.  This situation, in turn, led many public utility companies, including us and other important distribution companies, to suspend payments on their financial debt (which continued to be denominated in U.S. Dollars despite the pesification of revenues), effectively preventing these companies from obtaining further financing in the domestic or international credit markets and making additional investments. Although the Argentine Government has granted temporary and partial relief to some distribution companies, including a limited increase in distribution margins, a temporary cost adjustment mechanism which was not fully implemented and the ability to apply certain additional charges, distribution companies are currently involved in discussions with the regulatory and government authorities on additional, permanent measures needed to adapt the current tariff scheme to the post-crisis situation of this sector.  We cannot assure you that these measures will be adopted or implemented or that, if adopted, they will be sufficient to address the structural problems created for us by the economic crisis and its aftermath. If we become unable to cover the costs of distribution or if we do not receive an adequate return on our asset base, our results of operations may be adversely affected.

Electricity demand may be affected by tariff increases, which could lead distribution companies, such as us, to record lower revenues

  During the 2001 and 2002 economic crisis, electricity demand in Argentina decreased due to the decline in the overall level of economic activity and the deterioration in the ability of many consumers to pay their electricity bills. In the years following the 2001 and 2002 economic crisis electricity demand experienced significant growth, increasing as an estimated average of approximately 5.0% per annum from 2003 through 2012. This increase in electricity demand since 2003, reflects the relative low cost, in real terms, of electricity to consumers due to the freezing of distribution margins and the elimination of the inflation adjustment provisions in distribution concessions coupled with the devaluation of the Peso and inflation.  The Executive Branch of the Argentine Government granted temporary increases in transmission and distribution margins, and transmission and distribution companies are currently negotiating further increases and adjustments to their tariff schemes with the Argentine Government.  Although the increases in electricity transmission and distribution margins, which increased the cost of electricity to residential customers, have not had a significant negative effect on demand, we cannot make any assurances that these increases or any future increases in the relative cost of electricity will not have a material adverse effect on electricity demand or a decline in collections from customers. Further, in November 2011, the Argentine Government announced a cut in subsidies (which had no impact on our value added for distribution (“VAD”)) for electricity granted to certain customers that are presumed to be in a position to afford the cost without such subsidies. In this respect, we cannot assure you that these measures or any future measures (including increases on tariffs for residential users) will not lead electricity companies, like us, to record lower revenues and results of operations than currently anticipated, which may, in turn, have a material adverse effect on the market value of our ADSs.

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

Risks Relating to Our Business

Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariff adjusted to reflect increases in our distribution costs in a timely manner, or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern.

We are currently engaged in RTI with the ENRE, as required by the agreement entered into with the Argentine government in February 2006 relating to the adjustment and renegotiation of the terms of our concession (the “Adjustment Agreement”). However, the timeline for completing this process and the favorability to us of the final resolution are both uncertain.

The Adjustment Agreement currently contemplates a cost adjustment mechanism for the transition period during which the RTI is being conducted. This mechanism, known as the Cost Monitoring Mechanism (CMM), requires the ENRE to review our actual distribution costs every six months (in May and November of each year) and adjust our distribution margins to reflect variations of 5% or more in our distribution cost base. We may also request that the ENRE apply the CMM at any time that the variation in our distribution cost base is at least 10% or more.  Any adjustments, however, are subject to the ENRE’s assessment of variations in our costs, and we cannot guarantee that the ENRE will approve adjustments that are sufficient to cover our actual incremental costs. In the past, even when the ENRE has approved adjustments to our tariffs, there has been a lag between when we actually experience increases in our distribution costs and when we receive increased revenues following the corresponding adjustments to our distribution margins pursuant to the CMM. In addition, we have estimated that the actual distribution costs have been significantly higher than the ones determined with the CMM adjustments that have been requested. Despite the adjustment we were granted under the CMM in October 2007 and July 2008, we cannot assure you that we will receive similar adjustments in the future. As of the date of this annual report we have requested ten additional increases under the CMM beginning in May 2008, which increases are still being reviewed by the ENRE (other than the request submitted in May 2008). Under the terms of the Adjustment Agreement, these ten increases should have been approved in May 2008, November 2008, May 2009, November 2009, May 2010, November 2010, May 2011, November 2011, May 2012 and November 2012.

During the years ended December 31, 2012 and 2011, we recorded a significant decrease in net income and operating income, and our working capital and liquidity levels were negatively affected, primarily as a result of the delay in obtaining a tariff increase and in having our tariff adjusted to reflect increases in our distribution costs, coupled with a constant increase in operating costs to maintain adequate service levels all of which has affected our capacity to perform our commercial obligations. In this context and in light of the situation that affects the electricity sector, the ENRE issued Resolution No. 347/12 in November 2012, which establishes the application of fixed and variable charges that have allowed the Company to obtain additional revenue as from November 2012. However, such additional revenue is insufficient to make up our operating deficit due to the constant increase in operating costs and the estimated salary or third-party costs increases for the year 2013.

                If we are not able to recover all of the incremental costs contemplated by the increase requests pursuant to the CMM and all such future cost increases or there is a significant lag time between when we incur the incremental costs and when we receive increased revenues, and/or if we are not successful in achieving a satisfactory renegotiation of our tariff structure,  we may be unable to comply with our financial obligations, we may suffer liquidity shortfalls and we may need to restructure our debt to ease our financial condition, any of which, individually or in the aggregate, would have a material adverse effect on our business and results of operations and may cause the value of our ADSs to decline. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern.

We have prepared our annual financial statements for the fiscal year ended December 31, 2012 included herein, assuming that we will continue as a going concern. Our independent auditors, PwC, issued a report dated April 30, 2013, on our Consolidated Financial Statements as of and for the years ended December 31, 2012 and 2011, which contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. As discussed in Note 1 to our Consolidated Financial Statements, the delays in obtaining tariff increases and the cost adjustments recognition requested by the Company in accordance with the terms of the Adjustment Agreement, together with the continuous increase in operating expenses that are necessary to maintain the level of service, significantly affected the economic and financial position of the Company and have raised substantial doubt with respect to our ability to continue as a going concern.  Management's plans in response to these matters are also described in Note 1. However, our financial statements as of and for the year ended December 31, 2012 and 2011 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty. See Item 18: “Financial Statements.”

The goal of the RTI is to achieve a comprehensive revision of our tariff structure, including further increases in our distribution margins and periodic adjustments based on changes in our cost base, to provide us with an adequate return on our asset base.  Although we believe the RTI will result in a new tariff structure, we cannot assure you that the RTI will conclude in a timely manner or at, all or that the new tariff structure will effectively cover all of our costs or provide us with an adequate return on our asset base.  Moreover, the RTI could result in the adoption of an entirely new regulatory framework for our business, with additional terms and restrictions on our operations and the imposition of mandatory investments. We also cannot predict whether a new regulatory framework will be implemented and what terms or restrictions could be imposed on our operations.

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

In addition, in December 2009, another Argentine consumer association, Unión de Usuarios y Consumidores, brought an action against us and the Argentine government seeking to annul certain retroactive tariff increases.  In November 2010, the relevant court upheld the claim. We appealed the court’s order and requested that it be stayed pending a decision on the appeal. In December 2010, the court stayed its order pending a decision on the appeal. On June 1, 2011, the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala V) overturned the judgment of the lower administrative court. The Unión de Usuarios y Consumidores filed an extraordinary federal appeal (“Recurso Extraordinario Federal”) against such decision, which was granted on March 11, 2011. The proceedings have been taken to the Supreme Court of Justice.

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

We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

We operate in a highly regulated environment and have been and in the future may continue to be subject to significant fines and penalties by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply.  After 2001, the amount of fines and penalties imposed on our company has increased significantly, which we believe is mainly due to the economic and political environment in Argentina following the 2001 and 2002 economic crisis.  Although the Argentine government has agreed to forgive a significant portion of our accrued fines and penalties pursuant to the Adjustment Agreement and to allow us to repay the remaining balance over time, this forgiveness and repayment plan is subject to a number of conditions, including compliance with quality of service standards, reporting obligations and required capital investments. As of December 31, 2012, December 31, 2011 and January 1, 2011, our consolidated accrued fines and penalties totaled Ps. 662.0 million, Ps. 542.2 million and Ps. 455.4 million, respectively (taking into account our adjustment to fines and penalties following the ratification of the Adjustment Agreement). If we fail to comply with any of these conditions, the Argentine government may seek to obtain payment of these fines and penalties by our company.  In addition, we cannot assure you that we will not incur material fines in the future, which could have a material adverse effect on our financial condition, our results of operations and the market value of our ADSs.

If we are unable to control our energy losses, our results of operations could be adversely affected

Our concession does not allow us to pass through to our customers the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by our concession, which is, on average, 10%.  As a result, if we experience energy losses in excess of those contemplated by our concession, we may record lower operating profits than we anticipate. Prior to the 2001 and 2002 economic crisis, we had been able to reduce the high level of energy losses experienced at the time of the privatization to the levels contemplated (and reimbursed) under our concession. However, during the last couple of years, our level of energy losses, particularly our non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, with it, the number of delinquent accounts and fraud. Although we continue to make investments to reduce energy losses, these losses continue to exceed the 10% average loss factor in the concession, and based on the current economic turmoil, we do not expect these losses to decrease in the near term. Our energy losses amounted to 13.3% in 2012, 12.6% in 2011 and 12.5% in 2010. We cannot assure you that our energy losses will not increase again in future periods, which may lead us to have lower margins and could adversely affect our financial condition, our results of operations and the market value of our ADSs.

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

•         our shareholders amend our articles of incorporation or voting rights in a way that modifies the voting rights of the Class A common shares without the ENRE’s approval; or

•         We, or any existing shareholders or former shareholders of EASA who have brought a claim against the Argentine government in the ICSID do not desist from such ICSID claims following completion of the RTI and the approval of a new tariff regime.

In 2012, the fines and penalties imposed on Edenor by the ENRE amounted to Ps. 116.9 million, which represented 4.0% of our energy sales.  See “Item 4. Information on the Company — Our Concession — Fines and Penalties.”

If the Argentine government were to foreclose on the pledge of  our Class A common shares, pending the sale of those shares, the Argentine government would also have the right to exercise the voting rights associated with such shares.  In addition, the foreclosure by the Argentine government on  the pledge of  our Class A common shares may be deemed to constitute a change of control under the terms of our Senior Notes due 2017 and due 2022. See “—We may not have the ability to raise the funds necessary to finance a change of control offer as required by the Senior Notes due 2017 and 2022.” If the Argentine government forecloses on the pledge of  our Class A common shares, our results of operations and financial condition could be significantly affected and the market value of our ADSs could also be affected.

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

We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material effect on our business

As of December 31, 2012, approximately 83% and 86% of Edenor and Eden employees, respectively, were union members. Although our relations with unions are currently stable and we have had an agreement in place with the two unions representing our employees since 1995, we cannot assure you that we will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues. We cannot assure you that we will be able to negotiate salary agreements on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to strikes or work stoppages, our results of operations, financial condition and the market value of our ADSs could be materially adversely affected.

We might incur material labor liabilities in connection with our outsourcing that could have an adverse effect on our business and results of operations

We outsource a number of activities related to our business to third party contractors in order to maintain a flexible cost base.  As of December 31, 2012, Edenor had approximately 2,777 third‑party employees under contract.  Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances. We cannot make any assurances that such proceedings will not be brought against us or that the outcome of such proceedings would be favorable to us. If we were to incur material labor liabilities in connection with our outsourcing, such liability could have an adverse effect on our financial condition, our results of operations and the market value of our ADSs.

We currently are not able to effectively hedge our currency risk in full and, as a result, a devaluation of the Peso may have a material adverse effect on our results of operations and financial condition

Our revenues are collected in Pesos pursuant to tariffs that are not indexed to the U.S. Dollar, while a significant portion of our existing financial indebtedness is denominated in U.S. Dollars, which exposes us to the risk of loss from devaluation of the Peso. In the past we used to hedge this risk in part by converting a portion of our excess cash denominated in Pesos into U.S. Dollars and investing those funds outside Argentina, as permitted by applicable Argentine Central Bank regulations at the time and by entering into currency forward contracts; however, pursuant to new regulations of the Argentine Central Bank we can no longer hedge this risk by converting a portion of our excess cash denominated in Pesos unto U.S. Dollars and because of that we continue to have substantial exposure to the U.S. Dollar. We cannot assure you whether the Argentine Government will mantain these exchange regulations or whether it will allow us to access the market to acquire U.S. Dollars in the manner that we have done in the past.  Although we may also seek to enter into hedging transactions to cover all or a part of our exposure, we have not been able to hedge any of our exposure to the U.S. Dollar on terms we consider viable for our company. If we continue to be unable to effectively hedge all or a significant portion of our currency risk exposure, a devaluation of the Peso may significantly increase our debt service burden, which, in turn, may have a material adverse effect on our financial condition and results of operations.

In the event of an accident or event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations

As of December 31, 2012, our physical assets were insured for up to U.S. $887.7 million. However, we do not carry insurance coverage for losses caused by our network or business interruption, including loss of our concession. See “Item 4. Information on the Company—Our Business—Insurance.”  Although we believe our insurance coverage is commensurate with standards for the distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our net profits and our overall financial condition and on the market value of our ADSs.

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

If our controlling shareholder fails to meet its debt service obligations, its creditors may take measures that could have a material adverse effect on our results of operations

In July 2006, EASA completed a comprehensive restructuring of all of its outstanding financial indebtedness, which had been in default since 2002. In connection with this restructuring, EASA issued approximately U.S. $85.3 million in U.S. Dollar‑denominated notes in exchange for the cancellation of approximately 99.94% of its outstanding financial debt. Since EASA’s ability to meet its debt service obligations under these notes depends largely on our ability to pay dividends or make distributions or payments to EASA, our failure to do so could result in EASA becoming subject to actions by its creditors, including the attachment of EASA’s assets and petitions for involuntary bankruptcy proceedings. If EASA’s creditors were to attach our Class A common shares held by EASA, the Argentine government would have the right under our concession to foreclose on the pledge of  our Class A common shares held by the Argentine government, which could trigger a repurchase obligation under the terms of our restructured debt and our Senior Notes due 2017 and due 2022, and have a material adverse effect on our results of operations and financial condition.

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

Our acquisitions of Emdersa and Aeseba and the subsequent divestitures of Aeseba and the subsidiaries of Emdersa are subject to perfunctory approval by the Argentine Antitrust Commission and, in some cases, by the ENRE

In March 2011, Edenor acquired EMDERSA and AESEBA and several related companies. Edenor has since then, decided to divest, and is currently divesting, such companies. These acquisitions and divestitures are subject to perfunctory approval by the Argentine Antitrust Commission and, in some cases, by the ENRE. Although we have submitted all required documentation to the Argentine Antitrust Commission and to the ENRE, we cannot assure you that the Argentine Antitrust Commission or the ENRE, as applicable, will authorize such acquisitions and, therefore, the acquisitions may be revoked or the divestitures may never be perfected if the relevant approvals are not granted. If we do not have the regulatory authorization to consummate the acquisitions and divestitures this could have an adverse effect on our financial condition and consolidated results of operations and the market value of our shares and ADSs.

A potential nationalization or expropriation of 51% of our capital stock, represented by the Class A shares,  may limit the capacity of the Class B common shares to participate in the board of directors

 As of the date of this annual report, the ANSES owns shares representing 26.8% of our capital stock and appointed five Class B directors in our last Shareholders’ meeting. The remaining directors were appointed by the Class A shares.

If the Argentine Government were to expropriate 51% of our capital stock, represented by our Class A shares, the Argentine Government would be the sole holder of the Class A shares and the ANSES would hold the majority of the Class B shares. Certain strategic transactions require the approval of the holders of the Class A shares. Consequently, the Argentine Government and the ANSES would be able to determine substantially all matters requiring approval by a majority of our shareholders, including the election of a majority of our directors, and would be able to direct our operations.

If the Argentine Government nationalizes or expropriates 51% of our capital stock, represented by our Class A shares, our results of operations and financial condition could be adversely affected and this could cause the market value of our ADSs and Class B common shares to decline.

We may not have the ability to raise the funds necessary to finance a change of control offer as required by the Senior Notes due 2017 and 2022

As of the date of this annual report, approximately U.S.$324.8 million of our financial debt is represented by the Senior Notes due 2017 and 2022. Under the indentures for the Senior Notes due 2017 and 2022, if a change of control occurs, we must offer to buy back any and all such notes that are outstanding at a purchase price equal to 100% of the aggregate principal amount of such notes, plus any accrued and unpaid interest thereon and additional amounts, if any, through the purchase date. We may not have sufficient funds available to us to make the required repurchases of the Senior Notes due 2017 and 2022 upon a change of control. If we fail to repurchase such notes in these circumstances that may constitute an event of default under the indentures, which may in turn trigger cross-default provisions in other of our debt instruments then outstanding.

All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon the occurrence of any such events

As of the date of this annual report, approximately U.S.$ 324.8 million of our financial debt is represented by the Senior Notes due 2017 and 2022. Under the indentures for the Senior Notes due 2017 and due 2022, certain expropriation and condemnation events with respect to us may constitute an event of default, which if declared could trigger acceleration under the notes and require us to immediately repay all such accelerated debt. In addition, all of our outstanding financial indebtedness contains certain bankruptcy-related and reorganization proceedings (concurso preventivo)-related events of default. If we are not able to fulfill certain payment obligations as a result of our current financial situation, and the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even us, could file for our bankruptcy, or we could file for a voluntary reorganization proceeding (concurso preventivo). In addition, all of our outstanding financial indebtedness also contains cross-default provisions and/or cross-acceleration provisions that could cause all of our debt to be accelerated if the debt containing expropriation and/or bankruptcy and/or reorganization proceeding events of default goes into default or is accelerated. In such a case, we would expect to actively pursue formal waivers from the corresponding financial creditors to avoid this potential situation, but in case those waivers are not obtained and immediate repayment will be required, the Company could face short-term liquidity problems, which could adversely affect our results of operations and cause the market value of our ADSs and Class B common shares to decline.

We are currently required by law to undertake a mandatory capital stock reduction and we may in the future be required to be dissolved and liquidated.

Our accumulated deficit at the end of 2012 exceeded our reserves plus 50% of our capital stock, and therefore we are required to reduce our capital stock pursuant to Article 206 of the Argentine Corporations Law. Accordingly, on April 25, 2013, Edenor’s general ordinary and extraordinary shareholders’ meeting resolved to reduce Edenor’s capital stock.  As a result of the mandatory capital stock reduction, the Company’s losses will be offset against the share premium (prima de emisión) and capital stock adjustment (ajuste sobre el capital social), as well as against 10% of the Company’s capital stock.

In addition, if our shareholders’ equity becomes negative (that is, if our total liabilities exceed our total assets) at any year-end, we will be required to dissolve and liquidate pursuant to Article 94 of the Argentine Corporations Law unless we receive a capital contribution or expect future revenues or results of operations which would result in our assets exceeding our liabilities. A mandatory capital stock reduction could adversely affect our results of operations and financial conditions and cause the market value of our ADSs and Class B common shares to decline.

The New York Stock Exchange and/or the Buenos Aires Stock Exchange may suspend trading and/or delist our ADSs and Class B common shares, respectively, if our shareholders’ equity becomes negative or if our financial situation further deteriorates

The New York Stock Exchange and the Buenos Aires Stock Exchange (“BASE”) may suspend and/or cancel the listing of our ADSs and Class B common shares, respectively, if our shareholders’ equity becomes negative, or upon the occurrence of certain events relating to our financial situation.

The NYSE may in its sole discretion determine on an individual basis the suitability for continued listing of an issue in the light of all pertinent facts.  Some of the factors mentioned in the NYSE Listed Company Manual, which may subject a company to suspension and delisting procedures, include: “unsatisfactory financial conditions and/or operating results,”  “inability to meet current debt obligations or to adequately finance operations,” and “any other event or condition which may exist or occur that makes further dealings or listing of the securities on the NYSE inadvisable or unwarranted in the opinion of NYSE.

The BASE will suspend the listing of our Class B common shares if our financial statements or the financial information that we provide indicate that our shareholders’ equity becomes negative.  Furthermore, The BASE may cancel the listing of our Class B common shares if it determines that our shareholders’ equity and our financial and economic situation do not justify our access to the stock market or if the NYSE cancels the listing of our ADSs.

We cannot assure you that the NYSE and/or BASE will not commence any suspension or delisting procedures in light of our current financial situation, including if our shareholders’ equity becomes negative.  A delisting or suspension of trading of our ADSs or Class B common shares by the New York Stock Exchange and/or BASE, respectively, could adversely affect our results of operations and financial conditions and cause the market value of our ADSs and Class B common shares to decline.

                      Adoption of IFRS affects the presentation of our financial information, which has thus far been prepared under Argentine GAAP.

                      On January 1, 2012, we began preparing our financial statements in accordance with IFRS. Prior to the year ended December 31, 2012, we prepared our financial statements in accordance with Argentine GAAP. Because IFRS differ in certain significant respects from Argentine GAAP, our financial information prepared and presented in our previous annual reports under Argentine GAAP is not directly comparable to our IFRS financial data. The lack of comparability of our recent and our historical financial data may make it difficult to gain a full and accurate understanding of our operations and financial condition.

The designation of supervisors (veedores) by the CNV could adversely affect the economic and financial situation of the Company

The new Capital Markets Law No. 26,831 provides in Article 20 that the CNV may conduct an inspection on persons subject to its control (such as the Company). If after any inspection the CNV considers that a resolution of the board of directors of the Company violated the interests of minority shareholders or any holder of securities subject to the regime of a public offering, it may appoint a supervisor (veedor), who will have veto powers. Additionally, the CNV may suspend the board of directors for a period of 180 days, until the CNV rectifies the situation. This measure may only be appealed before the Ministry of Economy and Finance. If the CNV makes an inspection and considers that any right of a minority shareholder or holder of any security has been breached, it may proceed to suspend the board of directors for the 180-day period, in which case the economic and financial situation of the Company could be negatively affected.

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

Our ability to pay dividends is limited

In accordance with Argentine corporate law, we may only pay dividends in Pesos out of our retained earnings, if any, as set forth in our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB. Our ability to pay dividends, however, is further restricted in accordance with the terms of the Adjustment Agreement, pursuant to which we have agreed not to pay dividends without the ENRE’s prior approval until we complete the RTI. We cannot predict with any certainty when this process will be completed.

Our shareholders’ ability to receive cash dividends may be limited

Our shareholders’ ability to receive cash dividends may be limited by the ability of the depositary to convert cash dividends paid in Pesos into U.S. Dollars. Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the common shares underlying the ADSs into U.S. Dollars; if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If this conversion is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, shareholders may lose some or all of the value of the dividend distribution.

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

Item 4.         Information on the Company

History and Development of the Company

Empresa Distribuidora y Comercializadora Norte S.A., or Edenor, is a public service company incorporated as a sociedad anónima (stock corporation) under the laws of Argentina. Our principal executive offices are located at Avenida del Libertador 6363, Ciudad de Buenos Aires, C1428ARG, Argentina, and our general telephone number at this location is +54 11 4346 5000.

We were incorporated on July 21, 1992, under the name Empresa Distribuidora Norte Sociedad Anónima, as part of the privatization of the Argentine state‑owned electricity utility, Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA).  In anticipation of its privatization, SEGBA was divided into three electricity distribution companies, including our company, and four electricity generation companies, and on May 14, 1992, the Argentine Ministry of Economy and Public Works and Utilities (currently the Ministry of Economy and Public Finance) approved the public sale of all of our company’s Class A common shares, representing 51% of the capital stock of our company.

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

In September 2005, Dolphin Energía and IEASA acquired an indirect controlling stake in our company from EDFI. Dolphin Energía and IEASA were at the time of such acquisition controlled by the principals of Grupo Dolphin, an Argentine advisory and consulting firm that carries out private equity activities. On September 28, 2007, Pampa Energía S.A. (“Pampa Energía” or “Pampa”) acquired all the outstanding capital stock of Dolphin Energía and IEASA from the then current shareholders of these companies, in exchange for common stock of Pampa Energía. Pampa Energía, which is managed by Grupo Dolphin’s former principals, owns a 50% interest in the company that co-controls the principal electricity transmission company in Argentina, Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (Transener). In addition, Pampa Energía has controlling stakes in five generation plants located in the Salta, Mendoza, Neuquén and Buenos Aires provinces (Hidroeléctrica Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Térmica Loma de la Lata and Central Piedra Buena).  See “Item 7. Major Shareholders and Related Party Transactions.”

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

On November 20, 2008, the Argentine congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the ANSES and eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES. As of the date of this annual report, ANSES held 242,999,553 of our Class B common shares, representing 26.8% of our capital stock.

Business Combinations

                Acquisition of EMDERSA and AESEBA

On March 4, 2011, our Board of Directors approved an offer from its indirect controlling company Pampa Energía. As a consequence, Edenor was appointed by Pampa as the acquiring party under the Pampa-AEI Agreement. Therefore, on March 4, 2011, we acquired from AEI Utilities, S.L. (“AEIU”) (i) 182,224,095 common shares of Emdersa representing 77.19% of Emdersa’s capital stock and votes (“Emdersa’s Shares”), (ii) 2 common shares of Empresa Distribuidora de San Luis S.A. (“Edesal”) representing 0.01% of Edesal’s capital stock and votes, (iii) 600 common shares of Emdersa Generación Salta S.A. (“EGSSA”)  representing 0.02% of EGGSA’s capital stock and votes, (iv) 1 common share of Empresa Distribuidora de Electricidad de la Rioja S.A. (“EDELAR”) representing 0.01% of EDELAR’s capital stock and votes, (v) 1 common share of Empresa de Sistemas Eléctricos Abiertos S.A. (“ESED”) representing 0.01% of ESED’s capital stock and votes, (all the shares mentioned in items (ii) through (v) hereinafter referred to as the “Residual Shares”) and (vi) 29,118,127 common shares of AESEBA S.A. representing 99.99% of AESEBA’s capital stock and votes (“AESEBA’s Shares”). The price paid by us for the aforementioned assets amounted to USD 90 million for Emdersa’s Shares and the Residual Shares acquired from AEIU and to USD 50 million for AESEBA’s Shares acquired from AEIU.

Within the framework of the offer made by Pampa and accepted by us, the parties additionally agreed that if within 3 years following acquisition date of Emdersa’s Shares, the Residual Shares and AESEBA’s Shares, we sold either totally or partially any of such shares, Pampa would be entitled to receive from the Company a payment equivalent to 50% of the amount received for the sale thereof in excess of the amount paid to AEIU for any of such Shares (Emdersa’s Shares and/or Residual Shares and/or AESEBA’s Shares).

In compliance with current regulations, we formally consulted the CNV about the steps to be followed with regards to the public offering for the acquisition of Emdersa’s shares that we are required to make to Emdersa’s minority shareholders due to the change in Emdersa´s control and in accordance with the provisions of the Capital Markets Law and the CNV’s regulations.

Spin-off Process – EMDERSA

On August 23, 2011, Emdersa’s Board of Directors decided to convene an extraordinary general shareholders’ meeting, which was held on December 16, 2011, to consider (subject to approval by the relevant administrative authorities) the spin-off of certain assets and liabilities of Emdersa and the incorporation of three new companies, whose main assets would be the shares owned by Emdersa in each of Edesal, EDESA and EGGSA, respectively. Emdersa’s shareholders’ meeting held on December 16, 2011, which was resumed on January 13, 2012 after a recess, approved the special spin-off financial statements for the period ended September 30, 2011, the spin-off of the assets and the incorporation of the three companies referred to above, the share exchange relationship, the amount of shares of the three holding companies to be incorporated, which had to be delivered to Emdersa’s shareholders in exchange for the tendering of their shares in Emdersa, and the spin-off prospectus. Further, Emdersa’s shareholders approved the by-laws of the abovementioned new holding companies and the corresponding capital reduction of Emdersa from Ps. 236,066,302 to Ps. 60,975,926.

The Spin-off process was approved by the CNV on August 16, 2012 and registered with the Public Registry of Commerce on October 10, 2012, together with the registration of the three new companies, namely, EDESAL Holding S.A. (“EDESALH”), EDESA Holding S.A. (“EDESAH”) and EGSSA Holding S.A. (“EGSSAH”). On November 8, 2012, the new companies were authorized by the CNV to go public and obtained admission to the Buenos Aires Stock Exchange listing.

Company sale agreements - Disposal group classified as "held for sale"

Offers for the acquisition of EMDERSA subsidiaries.

The Company’s Board of Directors approved the following offer letters:

                                 i.            From Rovella Carranza S.A., on September 16, 2011, for the acquisition of the Company’s direct and indirect stake in Edesal (“EDESAL Sale”).

                               ii.            From Pampa Energía S.A., on October 11, 2011, for the acquisition of the company’s direct and indirect stake in EGSSA (“EGSSA Sale”).

                              iii.            From Salta Inversiones Eléctricas S.A. (SIESA), on April 23, 2012 for the acquisition of the company’s direct and indirect stake in Edesa (“EDESA Sale”)

                             iv.            From Andes Energía Argentina S.A., on September 16, 2011 and December 15, 2011  to buy a purchase option for the acquisition of the company’s direct and indirect stake in Edelar (“EDELAR Offer”).

Additionally, in order for these transactions to be carried out, the Company was required to cause Emdersa to complete its partial spin-off process, which resulted in the creation of three new investment companies, EDESALH (holder of 99.99% of EDESAL’s capital stock and votes), EDESAH (holder of 90% of EDESA’s capital stock and votes) and EGGSAH (holder of 99.99% of EGGSA’s capital stock and votes).

EDESAL Sale

On September 16, 2011, the Board of Directors of the Company approved the offer for the acquisition of Edesal by Rovella Carranza S.A. for a total and final price of U.S. $ 26.7 million that was paid in two installments, the first of them, for U.S. $4.0 million was made within the three days of the acceptance of the offer, and the remaining balance was collected by Edenor on October 25, 2011.

Furthermore, as stipulated in the offer letter, on that date EDESAL repaid the financial loan granted by the company to EDESAL for an amount of Ps.37.5 million, plus interest accrued through the settlement date.

At that time the Company transferred 24.80% of Emdersa’s shares and 0.01% of EDESAL’s shares to Rovella Carranza S.A. which set up a collateral trust, comprised by the parties and Deutsche Bank S.A. to ensure compliance with the parties’ obligations.

From the date of final payment and during the term of the trust, EDESAL’s management was in charge of a board of directors appointed by Emdersa, in accordance with the buyer’s proposal, which is comprised of five directors, four of whom were elected by the buyer and one of whom was elected by the seller, and equal number of alternate directors, four of whom were elected by the buyer and one of whom was elected by the seller.

As security for the compliance with the obligations undertaken, the company provided a performance bond in favour of Banco Itaú Argentina S.A. and Standard Bank Argentina S.A. for the total amount of Ps. 60 million as principal plus compensatory interest at an annual nominal rate of up to 16% as collateral for EDESAL’s payment obligations with respect to these banks. The performance bond was not enforced.

As a consequence of this transaction Edenor holds 0.13% interest in EDESALH.

EGSSA sale

On October 11, 2011, Edenor’s Board of Directors approved the offer received from its controlling shareholder Pampa Energía for the acquisition through a conditioned purchase and sale transaction of 78.44% of the shares and votes of an investment company to be organized, which will be the holder of 99.99% of the shares and votes of EGSSA together with 0.01% of EGSSA’s capital stock held by Edenor.

The condition precedent for the purchase and sale transaction was the carrying out of Emdersa’s spin-off within the maximum term of 24 months as from the date of acceptance of the offer, which condition was complied with in November 2012.

The total and final agreed-upon price for this transaction amounts to U.S. $10.8 million payable in two installments. The first installment, for an amount of U.S. $2.2 million, was paid on October 31, 2011, and the remaining balance will be paid in October 2013. The second installment accrues interest at an annual rate of 9.75%, payable semi-annually.

Furthermore, the offer implied the repayment by Pampa Energía of the financial loan granted by Edenor to EGSSA for an amount of U.S. $4.27 million, plus interest accrued through the settlement date, which was entered into on October 31, 2011.

As Emdersa’s spin-off process was concluded on November 22, 2012, shares representing 78.44% of the capital stock and votes of EGSSAH have been transferred in favor of Pampa Energía.

EDESA Sale

On April 23, 2012, the Company’s Board of Directors accepted the offer made by Salta Inversiones Eléctricas S.A. (“SIESA”) to Edenor and its subsidiary Emdersa Holding, for the acquisition of shares representing (i) 78.44% of the capital stock and voting rights of EDESAH and (ii) the remaining 0.01% of ESED.

The transaction was carried out on May 10, 2012 at the offered price payable through the delivery of Argentina’s sovereign debt bonds (Boden 2012) for a value equivalent to Ps. 100.5 million. Such price was partially cancelled through the payment of Ps. 83.8 million, with a sixth of the agreed-upon price remaining outstanding, whose payment SIESA is required to make in five annual and consecutive installments in US dollars, with the first of them falling due on May 5, 2013, at an interest rate of LIBOR + 2%. Payments relating to the price will be made (i) in immediately and freely available US dollars through transfer to a bank account specified by the seller, or, alternatively and at the seller’s exclusive option (that may be exercised in respect of each of the payments), (ii) through the delivery to the seller of an amount of Argentina’s sovereign debt bonds.

As part of the aforementioned transaction, EDESA fully repaid the loan granted by Edenor for a total principal amount of Ps.131.3 million, plus interest accrued, and the buyer released Emdersa from any liability related to the collateral granted by the latter to EDESA in connection with the syndicated loan held by EDESA with various banks. By virtue of this transaction, Emdersa Holding, a directly controlled company of Edenor S.A., transferred to SIESA the shares representing 28.93% of Emdersa’s capital stock and votes, while Edenor transferred to that company 0.01% of ESED’s capital stock and votes.

As agreed in the EDESA sale agreement, SIESA and Emdersa Holding, as trustors and beneficiaries, and Deutsche Bank S.A. (“DB”) as trustee, set up a collateral trust to which they transferred their shareholdings representing Emdersa’s capital stock and votes, with SIESA transferring the shares representing 28.93% of Emdersa’s capital stock and votes (which were received at the closing of the transaction), and Emdersa Holding transferring the remaining 24.84% of the shares.

Upon the conclusion of EMDERSA’s spin-off process, the shares representing 78.44% of the capital stock and votes of EDESAH, holder of 90% of EDESA’s shares and votes, were issued, and DB, as trustee, transferred to EHSA the totality of EMDERSA’s shares that had been transferred by SIESA and EHSA to the trust, resulting in SIESA holding 78.44% of EDESAH’s capital stock and votes.

As a consequence of this transaction, Edenor holds 0.13% interest in EDESA.

EDELAR Offer

The offer from Andes Energía Argentina S.A. (“Andes Energía”), which was accepted by the Company’s Board of Directors on September 16, 2011, consisted of a proposal to buy a purchase option for a price of U.S. $1.5 million to buy, if Emdersa’s spin-off was completed within a term of 2 years, 78.44% of the Company’s direct and indirect stake in EDELAR for U.S. $20.29 million, to be paid in two installments. The purchase option was paid by the buyer on September 16, 2011.

Subsequently, the Company’s Board of Directors approved proposals from Andes Energía to extend the term during which the buyer could exercise the option, with the Company retaining the right to freely sell or assign to any third party or cause the sale or assignment of some or all the shares that are the object of the transaction and/or the rights over such shares. In the event that a sale to a third party is made, Andes Energía’s option may not be exercised, there being no outstanding payment or any responsibility of any kind for the Company or Andes Energía.

On December 31, 2012, Andes Energía’s purchase option expired. As of the date of this annual report, the Company is currently negotiating with Andes Energía new terms and conditions. At the same time, the Company has received other expressions of interests in connection with such assets from third parties, which are currently being analyzed, although no specific offers have been received yet.

Taking into consideration that the Company maintains its decision to sell these assets and that it has received other expressions of interests in connection thereto, such assets continue to be classified as assets available for sale.

Offer for the acquisition of EDEN

In 2013, the Company received offers from two investment groups for the acquisition of all of the shares of AESEBA, the controlling company of EDEN. On February 27, 2013, the Company's Board of Directors unanimously approved the acceptance of the offer letter sent by Servicios Eléctricos Norte BA S.L. (the "Purchaser") for the acquisition of AESEBA's shares representing 100% of its capital stock and voting rights. The price offered by the Purchaser is payable through the delivery of Edenor's debt securities for an amount equivalent,  at the closing date of the transaction, to approximately U.S. $80 million of face value of such securities. Such delivery is secured by the Purchaser's contribution to trust (the "Management Trust") of Ps. 326 million in Argentina's public debt securities, valued at the closing date of the transaction.

                Furthermore, in order to implement this transaction, on March 19, 2013, the aforementioned Management Trust was set up by and among Purchaser (as settlor), Equity Trust Company (Uruguay) S.A. (as trustee) and the Company.

                At the closing date of the transaction (April 5, 2013), the Trust received as contributions Argentina's public debt securities for a face value amount equivalent to Ps.262 million considering the market value of each bond at the closing date, and including the guarantee the Company had received at the time of the acceptance of the offer. Moreover, the Purchaser is required to complete contributions on or prior to December 31, 2013, of Argentina´s sovereign bonds for an amount equivalent to approximately Ps. 64 million, taking into account the market value at the closing date. As a result of the liquidation of said securities that are contributed to the Management Trust, the Company's Class 7 and/or Class 9 Corporate Notes, maturing in 2022 and 2017, respectively, will be purchased.

                At the closing date of this transaction, the Company divested the AESEBA segment which will result in a loss in Edenor’s Financial Statements for 2013 of about Ps. 194.3 million (a Ps. 104.9 million loss after income tax effect). The repurchase of the Edenor´s Corporate Bonds will be recognized at the time the purchase transactions are executed.

                At December 31, 2012, the recording in the accounting of the Company's interest in AESEBA remained unchanged, given that at the end of the year such interest did not meet the criteria necessary to be classified and valued as "assets held for sale" in accordance with the international financial reporting standards for discontinued operations.

As of the date of this annual report, the Trust purchased U.S.$ 17.3 million of face value of our Notes due 2022 in the open market.

Discontinued Operations

Emdersa, through Edelar, supplies electricity to a service area with a population of approximately 290,000 that encompasses approximately 89,680 square miles in the Province of La Rioja. As of December 31, 2012, Edelar had approximately 118,068 customers and sold approximately 1,125 GWh of electricity in 2012.  Emdersa is a public company, whose shares are traded on the Buenos Aires Stock Exchange under the symbol “Emdehr”. Emdersa owns 99.9% of the capital stock of Edelar, and Edelar holds an exclusive long-term renewable concession granted by the regulator of the Province of La Rioja.

 Edelar’s concession is divided into an initial period of 15 years (which expired in 2010) followed by eight successive ten-year periods. At the end of each such period a competitive bidding process for the sale of a minimum of 51% of the share capital of Edelar will take place. We can participate in the bidding and will only be required to sell and transfer control of our interest in Edelar if there is a higher bid, in which case we will receive the amount bid by such bidder. Following such auction, a new ten- year concession will be granted to Edelar at the end of which the auction process would be held again. As of the date of this annual report, the competitive bidding process with respect to Edelar has not yet taken place.

Tariffs for Argentine electricity distribution companies are periodically reviewed by the regulators within the service area in which the concession is located. Edelar generally has RTIs every five years. Edelar’s tariffs were last reviewed in an RTI in 2008. Under their current tariff schemes, the tariffs are designed to provide for a pass-through to customers of the main variable cost items (mainly power purchase costs and transmission charges), recovery of reasonable operating and administrative costs, incentives to reduce costs and make required capital investments and a regulated rate of return on their regulated asset base. Tariffs are also adjusted every 6 or 12 months for inflation of fixed costs and to pass-through adjustments to variable costs. Edelar has been granted adjustments to its tariffs periodically to reflect increases in costs.

The table below summarizes energy sales information regarding Edelar, solely on the basis of public information filed by Emdersa in Argentina.

EDELAR’s Energy Sales

	Year Ended December 31,
	2012		2011		2010

	(in MWh, except percentages)
Residential..............................................................	412,516	36.6%	363,278	34.7%	353,009	33.9%
Commercial.............................................................	96,102	8.5%	90,577	8.6%	88,646	8.5%
Public lighting.........................................................	38,567	3.4%	37,926	3.6%	36,758	3.5%
Large users.............................................................	376,162	33.4%	359,627	34.3%	350,723	33.7%
Industrial................................................................	202,834	18.0%	196,841	18.8%	219,994	20.4%
Total.......................................................................	1,126,181	100.0%	1,048,249	100.0%	1,042,130	100.0%

Aeseba and its Subsidiaries

Aeseba is a holding company that owns 90% of the outstanding capital stock of Eden, an electricity distribution company that supplies electricity to a service area with a population of approximately 1.0 million that encompasses approximately 42,000 square miles in the northern part of the Province of Buenos Aires. As of December 31, 2012, Eden had approximately 344,065 customers and sold approximately 2,863 GWh of electricity in 2012. The remaining ownership interest in Eden is owned by its employees. Our acquisition of Eden is still pending antitrust approval.

Eden holds an exclusive long-term renewable concession from the relevant regulator of the Province of Buenos Aires.  Eden’s concession agreement is divided into nine administrative periods, the first of which lasted 15 years and expired on June, 2, 2012, followed by eight ten-year periods thereafter. At the end of the current term a competitive bid process which follows the same process described for Edelar above will take place.

Tariffs for Argentine electricity distribution companies are reviewed periodically by the regulators within the service area in which the concession is located (in the case of Eden, the Buenos Aires Province). Eden periodically has RTIs, and as of the date of this annual report, Eden’s tariffs are currently under an RTI process.  Under its current tariff scheme, the tariffs are designed to provide for a pass-through to customers of the main variable cost items (mainly power purchase costs and transmission charges), recovery of reasonable operating and administrative costs, incentives to reduce costs and make required capital investments and a regulated rate of return on its regulated asset base. Tariffs are also adjusted for inflation of fixed costs and to pass-through adjustments to variable costs.  Eden has been granted adjustments to its tariff periodically to reflect increases in costs. See “Item 3. Key Information—Risk factors—Risks Relating to the Electricity Distribution Sector— The Argentine government has intervened in the electricity sector in the past, and is likely to continue intervening.”

The table below summarizes energy sales information regarding Eden for the years ended December 31, 2012, 2011 and 2010, respectively.

EDEN’s Energy Sales

	Year Ended December 31,
	2012		2011		2010
	(in MWh, except percentages)
Residential	652,805	22.80%	619,224	22.2%	598,619	22.6%
Commercial	346,821	12.11%	331,086	11.9%	308,304	11.7%
Public lighting	80,783	2.82%	79,716	2.9%	77,319	2.9%
Large users	1,488,579	51.99%	1,462,983	52.5%	1,359,219	51.4%
Industrial (Grandes usuarios del MEM)	294,126	10.27%	291,400	10.5%	299,936	11.3%
Total	2,863,114	100%	2,784,409	100.0%	2,643,397	100.0%

The tables below summarize certain key financial information regarding Eden, solely on the basis of Eden’s statutory financial statements.

Income Statement:	Year ended December 31,
	2012				2011
	(figures in millions )
Net sales	U.S.$	174.4	Ps.	857.9	Ps.	704.4
Cost of sales	(132.4)		(651.0)		(493.5)
Gross profit	42.1		206.9		210.9
Administrative and selling expenses	(25.7)		(126.3)		(88.5)
Operating income	16.4		80.6		122.4
Financial results	(5.2)		(25.8)		(27.1)
Other income or costs, net	(1.6)		(8.1)		1.6
Income before income taxes	9.5		46.7		96.9
Income Tax Expenses	(3.3)		(16.2)		(34.3)
Income for the Year	U.S $	6.2	Ps.	30.5	Ps.	62.6

	Year ended December 31,
Balance Sheet:	2012				2011
	(figures in millions)
Current assets	U.S $	67.0	Ps.	329.7	Ps.	246.4
Non-Current assets	179.0		880.3		828.9
Total assets	246.0		1210.0		1075.4
Current liabilities	111.9		550.4		423.6
Non-Current liabilities	37.9		186.6		138.6
Total liabilities *	149.9		737.0		562.2
Total shareholders’ equity	96.2		473.0		513.2
Total liabilities and shareholders’ equity	U.S. $	246.0	Ps.	1210.0	Ps.	1075.4

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

Business Overview

We believe we are the largest electricity distribution company in Argentina and one of the largest in Latin America in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2012. We hold a concession to distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and in the northern part of the City of Buenos Aires. As of December 31, 2012, Edenor and Eden served 2,726,422 customers and 343,951 customers, respectively.  The following table shows the percentage of the electricity produced and sold by generating companies that was purchased by us in the periods indicated:

	Demand (GWh)
	Wholesale Electricity Market(1)	Edenor Demand(2)	Eden´s Demand	Edenor Demand as a % of the Wholesale Electricity Market	Eden’s demand as % of Wholesale Electricity Market
2012	131,944	23,934	3,210	17.7%	2.4%
2011	116,418	23,004	3,116	19.9%	2.7%
2010	110,767	22,053	-	19.8%	-

_______________________

Source: Compañía Administradora del Mercado Mayorista Eléctrico, S.A. (CAMMESA)

(1)     Demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).

(2)     Calculated as electricity purchased by us and our wheeling system customers.

                Our Strengths

We believe our main strengths are the following:

•         We believe we are the largest electricity distributor in Argentina in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2012.  We serve the largest number of electricity customers in Argentina, which at December 31, 2012 amounted to 2,726,422 customers. Our electricity purchases, used to meet customer demand in our service area, accounted for approximately 17.7 % of total electricity demand in the country in 2012. As a result of being the largest electricity distributor in Argentina in terms of volume and customers, we have strong bargaining power with respect to many of our operating expenses, including salaries, and benefit from economies of scale.  We also actively participate in industry decision making bodies and are working closely with the Argentine government to address Argentina’s current energy challenges.

•         We distribute electricity to an attractive and diversified client base in a highly developed area of Argentina.  We operate on an exclusive basis in the northwestern part of the greater Buenos Aires metropolitan area and in the northern part of the City of Buenos Aires, which are two of Argentina’s largest industrial and commercial centers and in the northern part of the province of Buenos Aires. We have a highly concentrated, urban client base characterized by high purchasing power and low delinquency in payments of electricity bills.  Our geographically concentrated and urban client base also allows us to operate more efficiently with relatively lower distribution costs. Finally, we have a balanced distribution of clients (residential, commercial and industrial) and operate in other provinces of Argentine through its subsidiaries.

•         We have substantial experience in the operation of electricity distribution systems with strong operating performance and efficiency for the characteristics of our concession area. We have substantial experience in the operation of electricity distribution systems and have received multiple ISO certifications on our commercial, technical and administrative processes, including on the quality of our services and safety and environmental standards. We were declared by the ENRE as a self-operating business in 1997, which means that we are not required to have a strategic operator conduct our business and are allowed to act as an operator in other electricity businesses. We believe that our energy losses are low compared to other electricity distribution companies in Latin America.  In addition, we have maintained what we believe are optimal levels of operating efficiency, with 931 customers per employee and 7,088.1 MWh sold per employee in 2012.

•         We have a well-balanced debt profile. As of December 31, 2012, Edenor's financial debt amounted to U.S. $283.3 million on a standalone basis. We have continued to strengthen our capital structure during 2011 by repurchasing and cancelling U.S. $12.7 million principal amount of our Senior Notes due 2019 and U.S.$41.5 million principal amount of our Senior Notes due 2022, which repurchased notes were held by the Company as of December 31, 2011.

                Our Strategy

Our goal is to continue to serve the strong demand in our concession area, while maximizing profitability and shareholder value.  We are seeking to realize this goal through the following key business strategies:

•         Complete our tariff renegotiation process. On November 12, 2009, we submitted our tariff proposal to ENRE’s Board of Directors in response to the ENRE’s request as part of the RTI  process. Our integral tariff proposal includes, among other factors, a recalculation of the compensation we receive for our distribution services based on a revision of our asset base and rate of return. Furthermore, our proposal presented the ENRE with three options for the revised tariff scheme based on three different scenarios and each of which implementation of the tariff increase in three equal semiannual installments. During 2010, Edenor, upon ENRE’s request, submitted additional information in relation to the tariff scheme presented in 2009. During 2011, the parties have not made any progress in respect of this issue. See “Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariff adjusted to reflect increases in our distribution costs in a timely manner, could have a material adverse effect on our capacity to perform our financial and commercial obligations. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern” On November 23, 2012, the ENRE issued Resolution 347/12 pursuant to which distribution companies were authorized, as from the issuance thereof, to include in their bills a fixed amount for small-demand (T1) customers and a variable amount for medium and large-demand (T2 and T3) customers, to be calculated as a percentage of their respective power charges. Such amounts, which will be clearly indicated in the bills sent to customers, will constitute a special account, which will be managed by a trust, and will be exclusively used for the execution of distribution infrastructure works and corrective maintenance of each distribution company’s facilities. On November 29, 2012, we, in our capacity as trustor, and Nación Fideicomisos S.A., as trustee, entered into a private Financial and Management Trust Agreement, whereby the Company, as settlor of the trust, agreed to assign and transfer to the trustee the fixed amounts set forth by Resolution 347/12 that are effectively collected, which will constitute the trust assets.  On December 18, 2012, we and Nación Fideicomisos S.A., signed the respective Operating Manual, in order to implement, standardize, and enable the collection and management of the trust assets.

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

                Edenor Concession

By a concession dated August 5, 1992, the Argentine government granted Edenor the exclusive right to distribute electricity within our concession area for a period of 95 years. Our concession will expire on August 31, 2087 and can be extended for one additional 10-year period if we request the extension at least 15 months before expiration. The Argentine government may choose, however, to grant us the extension on a non-exclusive basis.  The concession period was initially divided into an initial management period of 15 years expiring on August 31, 2007, followed by eight 10-year periods. However, pursuant to the terms of the concession we could request, at our option, the extension of the initial management period for an additional 5-year period from the entry into force of the new tariff structure to be adopted under the RTI  process, subject to the ENRE’s approval. We presented a request for such extension in May 2007 and on July 5, 2007, and the ENRE, pursuant to ENRE resolution No. 467/2007, agreed to extend the initial management period for an additional five years from the date that the new tariff structure is adopted under the RTI.  The remaining 10-year periods will run from the expiration of the extension of the initial management period.

On January 6, 2002, the Argentine congress enacted the Public Emergency Law (Law No. 25,561), which empowered the Argentine government to implement, among other things, monetary, financial and foreign exchange measures to overcome the economic crisis. These measures, combined with the devaluation of the Peso and high rates of inflation, had a severe effect on public utility companies in Argentina, including us. Under the Public Emergency Law, the Argentine government converted public utility tariffs from their original U.S. Dollar values to Pesos at an exchange rate of Ps. 1.00 per U.S. $1.00, froze all regulated distribution margins relating to the provision of public utility services (including electricity distribution services), revoked all price adjustment provisions and inflation indexation mechanisms in public utility concessions (including our concession) and empowered the Executive Branch to conduct a renegotiation of public utility contracts (including our concession) and the tariffs set therein (including our tariffs).

In September 2005 we and the Argentine government entered into the Adjustment Agreement, which was ratified by the Argentine Executive Branch in January 2007. Because a new Argentine Minister of Economy took office thereafter, we formally re-executed the Adjustment Agreement with the Argentine government on February 13, 2007 under the same terms and conditions originally agreed.

Pursuant to the Adjustment Agreement, the Argentine government granted us an increase of 28% in our distribution margin as a result of the implementation of a Temporary Tariff Structure (RTT), which is effective retroactively as from November 1, 2005. The Adjustment Agreement is intended to apply transitionally until we complete the RTI with the ENRE in accordance with the terms of the Adjustment Agreement. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Tariffs.”  In addition, because the Adjustment Agreement is effective retroactively as of November 1, 2005, the ENRE applied the CMM retroactively in each of May and November 2006, the dates in each year on which the ENRE is required to apply the CMM.  In the May 2006 CMM, the ENRE determined that our distribution cost base increased by 8.032% (compared to the distribution cost base recognized in the Adjustment Agreement), and, accordingly, approved an equivalent increase in our distribution margin effective May 1, 2006. This increase, when compounded with the 28% VAD increase granted under the Adjustment Agreement, results in an overall 38.3% increase in our distribution margins charged to our non-residential customers. Also on February 13, 2007, the ENRE authorized us to bill our clients (excluding residential clients) the retroactive portion of the 38.3% increase (corresponding to the period from November 2005 to January 2007), which amounted to Ps. 218.6 million and has been invoiced in 55 monthly installments since February 2007.

In October 2007, the Argentine Secretary of Energy issued Resolution No 1037/2007, which granted us an increase of 9.63% in our distribution margins to reflect an increase in our distribution cost base for the period from May 1, 2006 to April 30, 2007, compared to the recognized distribution cost base as adjusted by the May 2006 CMM. However, this increase was not incorporated into our tariff structure until 2008, and, instead, we were allowed to retain the funds that we are required to collect and transfer to the fund established by the PUREE, a program established by the Argentine government in 2003 in an attempt to curb increases in energy demand, to cover such CMM increase and future CMM increases.

In July 2008, we obtained an increase of approximately 17.9% in our distribution margin, which we incorporated into our tariff structure. This increase represented the 9.63% CMM increase corresponding to the period from May 2006 to April 2007 and the 7.56% CMM increase corresponding to the period from May 2007 to October 2007. These CMM adjustments were included in our tariff structure as of July 1, 2008 and resulted in an average increase of 10% for customers in the small commercial, medium commercial, industrial and wheeling system categories and in an average increase of 21% for residential customers with bimonthly consumption levels over 650 kWh. In addition, by Note No. 83,818, the ENRE authorized us to be reimbursed for the retroactive portion of the 7.56% CMM increase amounting to 45.5 million for the period between November 2007 and June 2008, from the PUREE funds.

Furthermore, we requested an additional increase in our distribution margins under the CMM to account for fluctuations in the distribution cost base for the period from November 2007 to April 2008, in comparison to the distribution cost base recognized by the CMM in November 2007. In 2008, the ENRE adopted Note No 81,399, which authorized a 5.791% increase under the CMM for the November 2007 – April 2008 period. As of the date of this annual report, the ENRE has not approved a new tariff scheme including this tariff increase nor has it authorized us to collect such increase by other means (for example through an off-setting mechanism against contributions made to the PUREE, as was the case in the past).

As of December 31, 2012, we had submitted to the ENRE ten requests for CMM adjustments as described in the table below, since May 2008:

Assessment Period	Application Date	CMM Adjustment Requested
November 2007 – April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 – April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%
November 2009 – April 2010	May 2010	7.103%
May 2010 – October 2010	November 2010	7.240%
November 2010 – April 2011	May 2011	6.104%
May 2011 – October 2011	November 2011	7.721%
November 2011 – April 2012	May 2012	8.529%
May 2012 – October 2012	November 2012	7.316%
Cumulative:		88.664%

As of the date of this annual report, the ENRE has not yet responded to these requests (other than the request submitted in May 2008, as explained above).

However, the Company has become aware of certain communications of the ENRE to the Under-Secretariat of Management Control and Coordination of the Ministry of Federal Planning, according to which the analysis made by them shows percentages similar to those calculated by the Company with regard to CMM ratios.

Based on this information, the Company has estimated that the claims effectively made for CMM adjustments, which were not transferred to tariffs nor authorized to be collected by other means, amount to approximately Ps. 1,999 million. In accordance with the Company’s estimations, the real major costs are significantly higher than the ones determined with the CMM adjustments that have been requested. These adjustments and any further adjustments granted under the CMM will remain in force until the approval of a new tariff structure under the RTI.

                 As of December 31, 2012 and 2011 the amounts collected by Edenor through the PUREE, amounted to Ps. 1,277.8 million and Ps. 867.1 million, respectively, and have been disclosed under other non-current liabilities. Until such time as the CMM adjustments are effectively transferred to the tariff, Edenor is entitled to use PUREE excess funds that it would otherwise be required to transfer to CAMMESA, as established in Resolution of the Secretary of Energy No. 1037/07, in order to reimburse Edenor for the amounts it is owed for CMM increases not yet reflected in Edenor’s distribution margin. As of the date of this annual report, the Company has neither recognized nor accrued any amount receivable for this concept in the Consolidated Financial Statements.

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

Furthermore, the necessary steps to regularize the situation and restore the economic and financial equation of our business are being implemented, taking into consideration the increases recorded in operating costs. At the same time, administrative and judicial actions have been brought aimed at obtaining both CMM recognition and that the overall electricity rate review stipulated in the Adjustment Agreement be carried out by the ENRE. We cannot predict when or how the RTI will be implemented.

On November 23, 2012, the ENRE issued Resolution No. 347/2012, pursuant to which it established fixed and variable charges differentiated by category of customers, which the distribution companies will collect on account of the CMM adjustments stipulated in clause 4.2 of the Adjustment Agreement and will use exclusively to finance infrastructure and corrective maintenance of their facilities. Such charges, which will be clearly identified in the bills sent to customers, will be deposited in a special account to be managed by the trustee. Although in the whereas clauses of Resolution No. 374/2012 the ENRE recognizes the existence of CMM adjustment requests and it is indicated that the authorized charges are on account of CMM adjustments, nothing is said about what provisions will apply concerning the effect thereof for the period elapsed between the date such requests were made and the date of their application to the customer's bill.

On December 28, 2012, the Company filed a judicial remedy (acción de amparo) against ENRE seeking to protect the Company's constitutional rights relating to the provision of a secure and continuing public service of distribution of energy.  To file the amparo the Company has considered that the ENRE’s omission to implement the necessary measures to guarantee the provision of the public service of distribution of energy, such as failure to recognize the CMM adjustments that the Company has requested and the delay to implement the new tariff structure under the RTI, have led to an unstable situation which threatens the regular provision of the public service. As a consequence, the Company is seeking to obtain the necessary funds to provide the public service of distribution of energy as contemplated in its concession agreement. On February 19, 2013, the National Court of First Instance in Federal Administrative Claims Tribunal No. 12 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 12) served summons to ENRE and at the same time denied the preliminary injunction requested by the Company.  This resolution has been timely appealed by the Company.

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

On October 25, 2005, Eden and the MIVySP signed the Protocolo de Entendimiento (Protocol of Understanding) by which they established guidelines for the end of the Public Emergency Law. In particular, it defined a plan to recover the revenue of the concession and the need to conduct an RTI, planned for October 2007. The Protocolo de Entendimiento was approved by Decree No. 2862/05 and ratified by the budget law of 2006.

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

In accordance with the application of the revenue adjustment mechanism contemplated in the Protocol of Understanding, electricity rate increases have been granted to Eden since 2005 as  detailed below:

a.       By Resolution No. 508/2005 dated September 12, 2005 issued by the Ministry of Infrastructure, Housing and Utilities of the Province, or MIVySP, it was authorized an adjustment to Eden’s  average rate of sale of 8.48%.

b.       By Resolution No. 17/2007 dated January 17, 2007, MIVySP authorized an adjustment in EDEN’s average rate of sales of 3.10%.

c.        On August 8, 2008, the Governor of the Province of Buenos Aires issued Decree No. 1578/08 whereby, in response to the request to update the costs of electric distribution service presented by Eden, he authorized an adjustment in the average selling rate of 21.56% of Eden, distributable among end users thereof, applicable to consumption after the publication of those regulations mentioned in the Official Gazette of the Province of Buenos Aires, which occurred on August 25, 2008.

d.       On March 22, 2010, the MIVySP issued Resolution No. 141/2010 whereby, in response to the request to update the costs of electric distribution service presented by Eden, they authorized an adjustment in the average rate of sale of 24% of Eden applicable during 2010 in the form of three staggered stages in April, June and November.

e.        On June 1, 2011, the MIVySP issued Resolution No. 415/2011 whereby, in response to the request for updated service cost of electrical distribution presented by Eden, they authorized an adjustment in the average rate of sale of 9% of Eden, distributable among end users as of June 1, 2011.

f.        On November 9, 2011, Eden presented a new filing with the MIVySP requesting a rate adjustment based on increases in operating costs as well as the change in the valuation of assets made available by the provision of service in June 2011.

g.        On July 20, 2012, the Infrastructure Ministry of the Province of Buenos Aires issued Resolution No. 243/2012, which established the new electricity rate schedules applicable to the July 1-July 31, 2012 and August 1-September 30, 2012 periods, and from October 1, 2012, totalizing an increase of 9%, representing a 15% increase in VAD, thereby restoring electricity rates in the concession area of Eden S.A. These electricity rate schedules were resolved with the aim of covering the increase in prices of the resources necessary to provide the service (labor, supplies and services), which have recorded a significant increase in prices.

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

Edenor’s  concession area is divided into the following operating territories:

Operating territory	Districts
Morón	Morón, Ituzaingó, Hurlingham, Merlo, Marcos Paz, Las Heras and La Matanza
Norte	Ciudad de Buenos Aires, San Martín and Tres de Febrero
Olivos	Vicente López, San Isidro, San Fernando, Tigre and Escobar
Pilar	Moreno, Gral. Rodríguez, Pilar, Malvinas Argentinas, J.C. Paz and San Miguel

Eden’s  concession area is divided into the following operating territories:

Operating territory	Districts
Arrecifes	Arrecifes, Capitán Sarmiento, Pérez Millán, Ramallo
Campana	Campana, Baradero, Capilla del Señor, Los Cardales
Carlos Casares	Carlos Casares, Daireaux, Henderson, Pellegrini, Salliqueló, Tres Lomas
Chivilcoy	Chivilcoy, 25 de Mayo, Alberti, Bragado
Junín	Junín, Alberdi, Arribeños, Ascensión, General Arenales, L.N. Alem, Vedia
Lincoln	Lincoln, Blaquier, General Pinto, General Villegas
Mercedes	Mercedes, Lobos, Roque Pérez, San Andrés de Giles, Suipacha
San Nicolás	San Nicolás, Conesa

The table below sets forth certain information relating to operating territories of Edenor as of and for the year ended December 31, 2012:

Operating territory	Area (km2)	Customers (in thousands)		% of Sales

Morón	1,761	873.8	32.0%	27.1%
Norte	164	845.8	31.0%	27.9%
Olivos	1,624	505.6	18.5%	23.0%
Pilar	1,088	501.6	18.4%	22.0%
Total	4,637	2,726.4	100.0%	100.0%

The table below sets forth certain information relating to operating territories of Eden as of and for the year ended December 31, 2012:

	Lines (km) (1)	Customers (in thousands)		% of Sales
Operating territory
Arrecifes	1,219	23.3	6.8%	8.8%
Campana	2,098	51.8	15.1%	20.3%
Carlos Casares	2,309	29.2	8.5%	9.5%
Chivilcoy	2,066	59.2	17.2%	14.1%
Junín	2,111	52.0	15.1%	11.1%
Lincoln	1,558	25.3	7.4%	8.2%
Mercedes	2,307	53.3	15.5%	16.1%
San Nicolás	1,384	49.9	14.5%	11.7%
Total	15,052	344.1	100.0%	100.0%

 (1)  This figure does not include 3,226 km belonging to Transmission Lines between Operating Territories. Therefore, total length of lines is 18,278km.

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

High voltage	‑5.0% to +5.0%
Overhead network (medium or low voltage)	‑8.0% to +8.0%
Buried network (medium or low voltage)	‑5.0% to +5.0%
Rural	‑10.0% to +10.0%

A fine is imposed under Edenor’s concession for disturbances that exceed the above‑mentioned limits for 3.0% or more of the total amount of time that electricity is provided. The amount of the fine depends on the magnitude of the disturbance. As the disturbance’s percentage increases (or decreases) from the contracted tension level, the rate of the fine per kWh increases. These fines are credited to the affected user’s next bill.

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

The following table sets forth the frequency and duration of interruptions of our service in the periods indicated:

	Year ended December 31,
	2012	2011	2010
Average frequency of interruptions	6.31	4.50	5.13
Average duration of interruption (in hours)	17.53	11.00	10.62

The year 2012 was characterized by the occurrence of significant climatic adverse impacts on the area of concession such as high temperatures and strong storms with heavy rains that surpassed historic registrations by their concentration and frequency causing floods that obliged service cuts for security reasons of the public way. On the other hand, on April 4, 2012, a phenomenon without any precedent occurred, consisting of a tornado with hurricane force winds, which had surpassed the 200 km/hour, and affected the areas between the city of Gral. Rodriguez and Marcos Paz, from the West to the East. The main cities affected were Ituzaingó, Morón, La Matanza, Merlo and Moreno, among others. Approximately five 500 CT (Transformation Centers) MV/LV remained out of service, there were many material destructions as a consequence of the strong  winds, such as damages to  the wirings, private constructions, woods, signs and in general on the networks facilities.

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

High voltage	‑7.0% to +7.0%
Medium or low voltage	‑8.0% to +8.0%
Rural	‑12.0% to +12.0%

A fine is imposed under Eden’s concession for disturbances that exceed the above‑mentioned limits for 3.0% or more of the total amount of time that electricity is provided. The amount of the fine depends on the magnitude of the disturbance. As the disturbance’s percentage increases (or decreases) from the contracted tension level, the rate of the fine per kWh increases. Fines for quality will go into a fund for works, being the regulator who determines the work to be done.

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

_______________________

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

_______________________

(1)                 Interruptions of less than three minutes are not recorded.

The following tables show the frequency and duration of interruptions of service distributor in the periods indicated:

•         SAIFI number of interruptions

	Year ended December 31,
	2012	2011	2010
First Half	5.40	4.00	4.72
Second Half	5.33	2.00	4.43
Full Year	10.73	6.00	9.15

•         SAIDI Hours / Client

	Year ended December 31,
	2012	2011	2010
First Half	12.17	7.09	10.07
Second Half	11.98	10.52	8.08
Full Year	24.14	17.61	18.15

Note: Not recorded interruptions of less than three minutes.

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

Because the Adjustment Agreement was not ratified until January 2007, we have recalculated the amounts of accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement as well as the amounts subject to forgiveness. In addition, we are required to make adjustments to our accrued fines and penalties under the payment plan in order to reflect increases in our distribution margins, including the CMM adjustments. For the year ended on December 31, 2008, we recorded adjustments of Ps. 17.2 million, to reflect CMM adjustments. We have not recorded any adjustments since 2009. In 2012, the fines and penalties imposed on Edenor by the ENRE amounted to Ps. 116.9 million, which represented 4%of our energy sales. As of December 31, 2012 our consolidated fines and penalties amounted to Ps. 662.0 million as compared to Ps. 542.2 million as of December 31, 2011. We estimate that the ENRE will forgive approximately Ps. 71.4 million of our accrued fines and penalties upon the completion of the RTI, and that we will be required to pay the remaining balance in accordance with the payment plan provided for in the Adjustment Agreement, although we cannot be certain of the amount, if any, that will ultimately be forgiven.

The following table shows the adjustments to Edenor’s standalone accruals for potential ENRE fines and penalties, including current fines and penalties and adjustments to past fines due to increases in our tariffs pursuant to the Adjustment Agreement, for the periods specified:

	Year ended December 31,
	(in millions of Pesos)
	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Accruals at beginning of year	531.9	455.4	377.5	331.6	281.4	241.1	169.7	99.2	63.4	49.0	19.0	13.6
ENRE Fines and Penalties	116.9	81.1	80.0	58.5	34.8	23.9	25.2	72.7	36.0	14.6	31.7	16.4
Accrued interests	5.1	—	—	—	—	—	—	—	—	—	—	—
Quality of Technical Service	75.7	47.0	46.0	15.0	15.2	7.0	10.4	4.9	4.7	3.2	5.6	5.2
Quality of Technical Product	12.4	3.2	3.4	3.1	3.0	0.9	0.6	1.1	6.9	6.5	5.5	2.9
Quality of Commercial Service	6.8	5.1	3.0	2.4	1.6	1.1	1.2	—	1.2	0.5	1.5	1.7
Public Safety	17.7	19.8	19.4	34.0	11.6	10.3	6.7	25.4	10.9	2.0	4.9	4.2
Transport Technical Function	0.2	0.6	0.4	0.3	0.3	0.2	0.4	—	0.2	0.2	0.2	—
Reporting Violations	3.4	4.2	6.6	3.7	2.9	4.4	5.6	33.7	12.2	1.7	4.9	1.9
Others	0.9	1.3	1.3	—	—	—	0.2	7.5	—	0.4	9.0	0.5
Less: Paid during period:
Quality of Technical Service	—	—	—	—	—	—	—	1.6	—	—	0.9	3.3
Quality of Technical Product	—	—	—	—	—	—	—	—	—	—	—	2.3
Quality of Commercial Service	6.5	4.5	1.9	3.7	—	1.5	0.4	0.1	0.1	0.1	0.3	1.4
Public Safety	--	—	0.1	8.9	1.6	—	—	—	—	—	—	2.1
Transport Technical Function	--	—	—	—	—	0.2	0.3	—	—	0.1	0.4	0.2
Others	--	—	—	—	—	—	—	0.6	—	—	—	1.7
Total paid during period	6.5	4.5	2.0	12.6	1.6	1.7	0.7	2.3	0.1	0.2	1.6	11.0
Plus: Adjustment to fines and penalties pursuant to the ratification of the Adjustment Agreement	—	—	—	—	17.2	18.1	47.0	—	—	—	—	—
Accruals at year-end	647.4	531.9	455.4	377.5	331.6	281.4	241.1	169.7	99.2	63.4	49.0	19.0

______________________

Note: The facts or events that generated the amounts charged in each period may have occurred in prior periods and not necessarily in the period in which the charge is made.

 Due to the disruption in service resulting from a power outage during a heat- wave that occurred between December 20 and December 31, 2010 in our concession area, the ENRE issued Resolution No. 32/11 in February 2011whereby we were fined in the amount of Ps.1.1 million and ordered to compensate those customers who had been affected by the power cuts for approximately Ps.21.2 million. We have filed a direct appeal with the Appellate Court in Contentious and Administrative Federal Matters No. 1, requesting that such resolution be declared null and void.

Additionally, we filed a petition for the granting of a precautionary measure which aimed at suspending the application of the fine imposed until a decision on the direct appeal is issued. On April 28, 2011, the court rejected the precautionary measure petition. As a consequence, we filed an extraordinary federal appeal (“Recurso Extraordinario Federal”) which was dismissed. We then filed an appeal (“Recurso de Queja por apelación denegada”) with the Supreme Court requesting that the rejected extraordinary federal appeal be sustained, which as of the date of this annual report has not been resolved. Furthermore, on July 8, 2011, we requested that notice of the substance of the case be served on the ENRE. Having this procedural step been carried out and the service of notice been answered, the proceedings are awaiting resolution. As of December 31, 2012, Edenor estimated a potential obligation of Ps. 30.4 million as a result of ENRE Resolution No. 32/2011 and registered an accrual for this amount in its financial statements for the year ended December 31, 2012.

On April 24, 2013, the Company was notified that such direct appeal had been denied by the Appellate Court in Contentious and Administrative Federal Matters No. 1. As of the date of this annual report, the Company, together with its legal counsel, is assessing the situation, which involves the precautionary measure and the appeal of this last resolution.

On a separate note, on November 15, 2012, the Company was notified by the Regulatory Authorities of ENRE’s Resolution No.336/2012, pursuant to which the area in charge of applying and managing the ENRE’s Regulations was instructed to immediately initiate the corresponding penalty procedure in order for the distribution companies EDENOR and EDESUR S.A.( “Edesur’’) to: (a) determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012; (b) determine the discounts to be recognized to each of the affected customers; and (c) credit them on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period.

In addition, it was resolved that the Company and Edesur shall compensate each small demand residential customer (T1R) who had been affected by the power cuts occurred during the aforementioned period. The amount of the compensation will depend on the length of the power cut, provided, however, that such power cut lasted more than 12 continuous hours. As of December 31, 2012, the provision recorded by the Company for penalties and compensations amounts to Ps.16.7 million.

Foreclosure on the Pledge of  Our Class A common shares or Revocation of Our Concession

Pursuant to the terms of the Adjustment Agreement, the Argentine government may foreclose on the pledge of  Edenor Class A common shares and sell them in a public bidding process if any of the following occur:

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

In addition, under our concession, the Argentine government has the right to revoke our concession if we enter into bankruptcy and the Argentine government decides that we shall not continue rendering services, in which case all of our assets will be transferred to a new state‑owned company that will be sold in an international public bidding process.  At the conclusion of this bidding process, the purchase price will be delivered to the bankruptcy court in favor of our creditors, net of any debt owed by us to the Argentine government.  Any residual proceeds will be distributed among our shareholders.

 Pursuant to the Eden Concession, the grantor of the concession has the right to foreclose on the pledge of our Class A shares and sell them in the following situations:

•         a breach of Articles 16 or 17 of the concession agreement;

•         upon notice from the Organismo de Control de Energía Eléctrica de la Provincia de Buenos Aires (“OCEBA”) of a continuing breach and Eden’s failure to cure such breach within the period of time specified in the concession agreement.

•         when the accumulated fines applied to Eden in the previous year are greater than 20% of its annual earnings before taxes;

•         if the guarantors are taxed, or become permitted to be taxed, in any way in respect of the pledged shares;

•         if Eden or the guarantors hamper in any way the national and international public tender of the Class A common shares under the Eden Concession; or

•         if an Eden assembly approves, without the intervention of the enforcement authority, a reform of the Company’s by-laws or a share issuance that results in, or could result in, a change of control of the Class A shares or their voting rights.

Upon the occurrence of any of these events, the Provincial Government of Buenos Aires will have the right to foreclose its pledge over the Eden Class A common shares and exercise the voting rights of these shares until such shares are transferred to a new purchaser at which time the previous owner of those shares will receive the proceeds of such transfer, net of a specified penalty payable to the Provincial Government of Buenos Aires. The previous owner of the Class A common shares is not entitled to participate, directly or indirectly, in the public bidding process, nor will it be otherwise permitted to make an offer to buy such shares.

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

Default of the Argentine government

If the Argentine government breaches its obligations in such a way that we cannot comply with our obligation under our concession or in such a way that our distribution service is materially affected, we can request the termination of our concession, after giving the Argentine government 90 days’ prior notice. Upon termination of our concession, all our assets used to provide our electricity distribution service will be transferred to a new state‑owned company to be created by the Argentine government, whose shares will be sold in an international public bidding procedure. The amount obtained in such bidding will be paid to us, net of the payment of any debt owed by us to the Argentine government, plus compensation established as a percentage of the bidding price, ranging from 10% to 30% depending on the management period in which the sale occurs.

                Edenor Network

As of December 31, 2012, the system through which we supply electricity was composed of 72 Sub-Stations of high/high voltage, high/high/medium voltage and high/medium voltage, representing 14,703 MVA of transformer capacity and 1,410 kilometers of high-voltage power lines 220 kV, 132 kV and 27.7 kV. The distribution system of medium/low voltage was comprised of 15,636 transformers of medium/low voltage, representing 6,035 MVA of transformer capacity, 9,573 kilometers of medium‑voltage power lines 33 and 13.2 kV and 25,479 kilometers of low-voltage power lines 380 V.

The following table provides certain information concerning our transmission and distribution system as of the dates presented:

	At December 31,
	2012	2011	2010
Kilometers of transmission lines
High voltage	1,410	1,382	1,368
Medium voltage	9,573	9,446	9,364
Low voltage	25,479	25,328	25,123
Total	36,462	36,156	35,855
Transformer capacity (MVA)
High voltage/high voltage	7,948	7,648	7,048
High voltage/medium voltage	6,755	6,695	6,571
Medium voltage/low voltage and medium voltage/medium voltage	6,238	6,025	5,849
Total	20,941	20,368	19,468

Demand is provided from points of interconnection with the Argentine Interconnection System (Sistema Argentina de Interconexión, or SADI) (500 kV-220 kV Rodríguez Substation, 220 kV Ezeiza Substation) and from the local Puerto and Costanera power plants. In turn, the transmission network links these nodes with head sub-stations of 220 kV: Casanova, Colegiales, Malaver, Matheu, Morón, Talar and Zappalorto, and 132 kV Matanza, Ramos Mejía, Agronomía, Puerto Nuevo and Edison.

This transmission and subtransmission system (the “HV System”), together with the Edesur and Edelap S.A. (“Edelap”) systems, forms the Greater Buenos Aires (GBA) system. The GBA system is operated by the Sociedad Anónima Centro de Movimiento de Energía (SACME), 50% of whose share are owned by us and Edesur.  SACME is responsible for the management of regional high-voltage distribution in the greater Buenos Aires metropolitan area, coordinating, controlling and supervising the operation of the generation, transmission and sub-transmission network in the City of Buenos Aires and the greater Buenos Aires metropolitan areas, including coordination with the SADI in our and Edesur’s concession areas.  SACME also represents its shareholders in the control of distribution for those concession areas.

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

In May 2012, we finished the construction of the 220kV Edenor network linking of the local generation Central Puerto and Central Costanera, through Malaver substation. This extension was defined by the Resolution 1875/05 of the Secretary of Energy and it allows the increase in supply capacity by 600 MW. In December 2012, the third transformer of 300 MVA-220/132 kV was put into service in Malaver´s substation.

We are currently working with the Argentine government to construct a new entry point for our Substation Oscar Smith, whose enlargement was included in the Secretary of Energy Resolution No. 700/2011. We believe that this new entry point will allow us to meet the increasing energy demands in the medium and long term throughout our concession area.  See “Item 5.  Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Demand—Capacity Demand.”

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

As of December 31, 2012, the extension of the network, consists of 18,278 Km divided into 7,500 km in LV, 10,450 km in MV and 328 km in HV.

Systems

During 2012 we continued with the consolidation of the Systems Plan and Medium-Term Plan for Telecommunications. The major projects implemented were the following:

•         In November 2012 we finalized the second phase of implementation of CC&B (Customer Care & Billing), covering the commercial management of the small and medium customers, adding 2.7 million customers to the system, which had been operating since 2011 for the large customers. This has been a milestone for Edenor since it relies on a modern integral system that replaces a 15 year old obsolete technology.

•         We implemented a new system of consumption reading, which is compatible with CC&B, and allows load and transmission of data from new portable terminals that carry out the readers in field.

•         In December 2012, we finished the total replacement of the desk computers and notebooks under a contract signed with the company Dell. The project included, among others, the installation of new versions of compatible applications with Windows 7 and Office 2010, security policies redefinition and donation of all the equipments being replaced.

•         A new Intranet system was implemented, using the Microsoft SharePoint tool. The project also included the development of various IT collaborative spaces for the different departments of the Company.

•         In July 2012, EDEN finished the implementation of SAP, thus, installing a system model with features similar to ours and full functionality.

•         The module PM of SAP was implemented in order to carry out the management of traffic fleet and maintenance of buildings.

•         Within the framework of Information Security:

•         A new product for passwords administration by the critical users was acquired.

•         A new antivirus was incorporated to the Windows licenses, thus, reducing the cost of licensing.

•         Penetration tests were carried out to evaluate the internal security of the installations.

Telecommunications:

•         During the year 2012 the 450 km optical fiber connectivity was implemented on Low Voltage, which offers connectivity to Substations, Corporate Buildings and Commercial Offices.

•         18 new nodes were acquired to update the remote control network. As a consequence, the SCADA connectivity will improve and will follow the technological development of the new remote control network.

•         A new platform of IVR of utlimate generation (GVP of Genesys) was set in motion with 120 ports of attention capacity, integrated to our technical system (Nexus) and to the new commercial system (CC&B) so that our clients can interact automatically before technical or commercial requests.

•         In order to adapt the installations of the Substations to new connectivity technologies, that comply with international policies, equipments that satisfy these policies were installed in the Substations of Rodriguez, Morón, Matanza, Colegiales, Edison and Pilar. This network will offer connectivity to protection and remote control equipments.

                Customers

The following graph shows the evolution of our customer base through December 31, 2012:

As of December 31, 2012, Edenor and Eden served 2,726,422 and 344,065 customers, respectively. We define a “customer” as one meter.

Edenor Tariff Categories

Edenor classifies its customers pursuant to the following tariff categories:

•         Residential (T1-R1 to R9): residential customers whose peak capacity demand is less than 10kW.  In 2012, this category accounted for approximately 42% of our electricity sales.

•         Small commercial (T1-G1 and T1-G2): commercial customers whose peak capacity demand is less than 10kW.  In 2012, this category accounted for approximately 8% of our electricity sales.

•         Medium commercial (T2): customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW.  In 2012, this category accounted for approximately 8% of our electricity sales.

•         Industrial (T3): industrial customers whose peak capacity demand is equal to or greater than 50kW.  This category is applied to high-demand customers according to the voltage at which each customer is connected.  The voltage ranges included in this category are the following: (i) Low Voltage (LV): voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV.  In 2012, this category accounted for approximately 16% of our electricity sales.  This category does not include customers who purchase their electricity directly through the wholesale electricity market under the wheeling system.

•         Wheeling System: large users who purchase their electricity directly from generation or broker companies through the wholesale electricity market. These tariffs follow the same structure as those applied under the Industrial category described above. As of December 31, 2012, the total number of such large users was 707, and in 2012 this category represented approximately 21% of our electricity sales.

•         Others: public lighting (T1-PL) and shantytown customers whose peak capacity demand is less than 10kW.  In 2012, this category accounted for approximately 5% of our electricity sales.  See “—Framework Agreement  (Shantytowns).”

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

Public lighting customers are billed a monthly variable energy charge based on each unit of energy consumed.

The table below shows the number of Edenor customers per category at the dates indicated.

	At December 31,
	2012	2011	2010
Residential	2,376,981	2,354,242	2,325,574
Small commercial	311,508	306,541	299,822
Medium commercial	30,681	30,678	29,820
Industrial	6,144	6,006	5,816
Wheeling system	707	682	643
Other*	401	399	393
Total	2,726,422	2,698,548	2,662,068

______________________

                * Represents public lighting and shantytown customers.

All of the meters are read with portable meter‑reading terminals, either with manual access or optical reading (in the case of electronic meters for medium commercial and industrial customers). The systems validate the readings, and any inconsistent reading is checked in the field. Estimates of customer usage are no longer used as a result of this new billing system. Once the invoices are printed, independent contractors in each operating area, subject to strict controls, distribute them.

Eden Tariff Categories

•         Residential (T1-R1 to R7, T1RE and T4): residential and rural customers whose peak capacity demand is less than 10kW.  In 2012, this category accounted for approximately 23% of our electricity sales.

•         Small commercial (T1-G1, T1-G2 and T1GE): commercial customers whose peak capacity demand is less than 10kW.  In 2012, this category accounted for approximately 8% of our electricity sales.

•         Medium commercial (T2): customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW.  In 2012, this category accounted for approximately 4% of our electricity sales.

•         Industrial (T3BT, T3MT, T8BT, T8MT and T8AT): industrial customers whose peak capacity demand is equal to or greater than 50kW.  This category is applied to high-demand customers according to the voltage at which each customer is connected.  The voltage ranges included in this category are the following: (i) Low Voltage (LV): voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV.  In 2012, this category accounted for approximately 28% of our electricity sales.  This category does not include customers who purchase their electricity directly through the wholesale electricity market under the wheeling system.

•         Wheeling System: large users who purchase their electricity directly from generation or broker companies through the wholesale electricity market.  These tariffs follow the same structure as those applied under the Industrial category described above. As of December 31, 2012, the total number of such large users was83, and in 2012 this category represented approximately 10% of our electricity sales.

•         Others: Public Lighting (T1-PL) whose peak capacity demand is less than 10kW and Cooperatives, which are energy distributors in many Municipalities in the Province. In 2012, these categories accounted for approximately 3% and 24% of our electricity sales respectively. Also, other two categories of energy can be included: Self Consumption, belonging to energy consumed in Eden facilities, and Recovered Energy, which is energy consumed in previous periods and billed in the current one. These two concepts represented 0.3% of energy sales.

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

Public lighting customers are billed a monthly variable energy charge based on each unit of energy consumed.

The table below shows the number of Eden customers per category at the dates indicated.

	At December 31,
	2012	2011	2010
Residential	296,249	293,320	288,931
Small commercial	43,491	42,657	41,130
Medium commercial	1,462	1,446	1,372
Industrial	834	812	748
Wheeling system	83	81	83
Others*	1,946	1,918	1,748
Total	344,065	340,234	334,012

             * Represents public lighting and shantytown customers.

All of the meters are read with portable meter‑reading terminals, either with manual access or optical reading (in the case of electronic meters for medium commercial and industrial customers). The systems validate the readings, and any inconsistent reading is checked in the field. Estimates of customer usage are no longer used as a result of this new billing system. Once the invoices are printed, independent contractors subject to strict controls, distribute them.

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

Our past due receivables increased from Ps. 81.9 million as of December 31, 2011 to Ps. 137.1 million as of December 31, 2012. This increase in past due receivables was mainly due to the result of the preliminary injunction awarded pursuant to the request of the Ombudsman challenging the October 2008 adjustment of our tariffs, to late payments from our government customers and to a delay in delinquency actions resulting from the implementation of our billing system and distortions in the amounts billed under the stabilization factor.  The preliminary injunction prohibits us from cutting the supply of energy to customers challenging the October 2008 tariff increase until a decision is reached with respect to the Ombudsman’s claim. See “Item 8. Financial Information—Legal and Administrative Proceedings—Legal Proceedings—Preliminary Injunction of the Public Ombudsman.”   Our collections experienced the greatest adverse impact in response to the injunction during February and March 2009; however, they continue to be adversely impacted.

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

At present, our goal is to maintain our energy losses at an optimal level, taking into account the cost of reducing such losses and the level at which we are reimbursed for the cost of these losses under our concession. Our procedures for maintaining an optimal level of losses are focused on improving collections to ensure that customers pay for all the energy that they consume and making investments in our network to control technical losses. To reduce the theft of electricity we have implemented vigilance and special technologies, such as much higher networks that cannot be reached using normal ladders, shields close to the electricity posts, concentric cables, shielded meters and suspension of electricity service, among other remedies. We are experimenting with other programs including teaching low-income customers how to ration their consumption, providing low-income customers with the option of paying in installments and the installation of 4,800 prepaid meters. We also plan to encourage, through subsidies, the installation of special low-energy lamps. A final decision with respect to the implementation of these energy sales measures on a large scale is currently under evaluation by the ENRE. In addition, the Argentine government has implemented a program through PRONUREE (Programa Nacional de Uso Racional y Eficiente de la Energía) to distribute low energy consumption lamps to our customers through agreements with local municipalities. Since 2008, over 3 million of such lamps were distributed to our customers through this program.

The following table illustrates Edenor’s estimation of the approximate breakdown between technical and non-technical energy losses experienced in Edenor’s concession area since 2002.

	Year ended December 31,
	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Technical losses	10.5%	9.8%	9.8%	9.8%	9.8%	9.6%	8.6%	8.3%	8.1%	8.0%	7.8%
Non‑technical losses	2.8%	2.8%	2.7%	2.1%	1.0%	2.0%	2.5%	2.7%	3.4%	4.7%	4.5%
Total losses..	13.3%	12.6%	12.5%	11.9%	10.8%	11.6%	11.1%	11.0%	11.5%	12.7%	12.3%

As of December 31, 2012, total energy losses recorded by Eden were  10.6% of which technical losses represented 8.2% and non-technical losses represented 2.4%.

                Framework Agreement (Shantytowns)

In accordance with the terms of its concession, Edenor supplies electricity to low-income areas and shantytowns located within its service area. In October 2003, Edenor, Edesur and Edelap entered into a framework agreement (the “2003 Framework Agreement”) with the Argentine Government and the Province of Buenos Aires to regulate their supply to low-income areas and shantytowns. Under this agreement, Edenor is compensated for the service Edenor provides to shantytowns by a commission formed in each shantytown that collects funds from residents of the shantytown.  In addition, Edenor is compensated separately by the municipality in which each shantytown is located, and, if there is any payment shortfall, by a special fund supported by the Argentine Government and the Province of Buenos Aires. Specifically, the Argentine Government contributes an amount equal to 21%, and the Province of Buenos Aires an amount equal to 15.5%, of the compensation, net of taxes, paid by those customers with payment problems and meter irregularities who are regularized under the 2003 Framework Agreement. On June 23, 2008, Edenor entered into an amendment to the 2003 Framework Agreement (the “Amended 2003 Framework Agreement”) with the Argentine Government, the Province of Buenos Aires and the other national electric distributors extending the terms of the 2003 Framework Agreement. This Amended 2003 Framework Agreement expired on December 31, 2010.

On July 22, 2011, the Company, together with Edesur and Edelap, entered into an addendum with the Federal Government and the Government of the Province of Buenos Aires, for the renewal for a term of four years of the Amended 2003 Framework Agreement. Such extension was approved on September 21, 2012 by Resolution No.248/12 issued by the ENRE and ratified by the Ministry of Federal Planning, Public Investment and Services pursuant to Resolution No. 247/2012.

As of  December 31, 2012 and 2011, our receivable balances with the Federal Government and the Government of the Province of Buenos Aires  for the supply of electricity to shantytowns amounted to Ps. 25.4 million and Ps. 25.7 million, respectively.

On October 18, 2012, we entered into an agreement for the settlement of non-financial obligations and subscription of Buenos Aires Province Government Bonds with respect to the amount owed to us by the Province of Buenos Aires as of December 31, 2010. Pursuant to the agreement, we agreed to receive an amount of Ps. 325,000 in cash and subscribe Series B Bonds for a residual nominal value of Ps. 6.1 million as settlement of the debt that the Province of Buenos Aires owed to us at December 31, 2010 for the electric power we supplied to low-income areas.

                Insurance

As of December 31, 2012, we had insurance for loss and damage to property, including damage due to floods, fires and earthquakes covering up to U.S. $887.7 million, with the following deductibles:

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

•         Optional life insurances for all our officers and employees

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

On October 19, 1999, the Instituto Argentino de Normalización (the Argentine Institute of Normalization) certified that we have an Environmental Management System that is in accordance with the requirements of the standards set by the International Standardization Organization (ISO) as specified in its release, ISO 14001, which relates specifically to environmental management systems. This certification is reaffirmed on an annual basis, most recently as of December 2012.

Argentine law requires all persons whose activities risk environmental damage, such as us, to obtain environmental insurance up to a certain minimum coverage or set aside funds in an environmental restoration fund to pay for environmental liabilities that may arise.

Since the enactment of Resolution No. 481/11 of the Secretaría de Ambiente y Desarrollo Sustentable de la Nación (Argentine Environment Secretary), our business is not considered an activity with significant environmental damage, and is exempt from the environmental insurance requirement set forth by Law 25,675 Section 22. We also have an environmental emergency plan that details the steps that would be taken in the event that our operations resulted in any environmental damage.

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

In 1961, the Argentine government granted a concession to the Compañía Italo Argentina de Electricidad (Italian‑Argentine Electricity Company, or CIADE) for the distribution of electricity in a part of the City of Buenos Aires. In 1962, the Argentine government granted a concession formerly held by the Compañía Argentina de Electricidad (Argentine Electricity Company, or CADE) to Servicios Eléctricos del Gran Buenos Aires (Electricity Services of Greater Buenos Aires, or SEGBA), our predecessor, for the generation and distribution of electricity to parts of Buenos Aires. In 1967, the Argentine government granted a concession to Hidroeléctrica Norpatagónica S.A. (Hidronor) to build and operate a series of hydroelectric generation facilities. In 1978, CIADE transferred all of its assets to the Argentine government, following which CIADE’s business became government‑owned and operated.

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

In 1991, as part of the economic plan adopted by former President Carlos Menem, the Argentine government undertook an extensive privatization program of all major state‑owned industries, including within the electricity generation, transmission and distribution sectors. In January 1992, the Argentine federal congress adopted the Regulatory Framework Law (Law No. 24,065), which established guidelines for the restructuring and privatization of the electricity sector. The Regulatory Framework Law, which continues to provide the framework for regulation of the electricity sector since the privatization of this sector, divided generation, transmission and distribution of electricity into separate businesses and subjected each to appropriate regulation.

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

This resolution helped us to mitigate the risk of energy shortages due to a lack of electricity generation.  See “Business—Overview—Our obligations.”

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

•         adoption of rules applicable to generators, transmitters, distributors, electricity users and other related parties concerning safety, technical procedures, measurement and billing of electricity consumption, interruption and reconnection of supplies, third‑party access to real estate used in the electricity industry and quality of services offered;

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

Generators

According to a recent report issued by CAMMESA, as of December 31, 2012, there were 91 generation companies 23 auto-generation and three co-generation companies in Argentina, most of which operate more than one generation plant. As of December 31, 2012, Argentina’s installed power capacity was 31,138 MW. Of this amount, 61% was derived from thermal generation, 36% from hydraulic generation and 3% from nuclear generation.  Private generators participate in CAMMESA through the Asociación de Generadores de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Generators, or AGEERA), which is entitled to appoint two acting and two alternate directors of CAMMESA.

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

In addition to energy payments for actual output at the prevailing spot market prices, generators would receive compensation for capacity placed at the disposal of the spot market, including stand-by capacity, additional stand-by capacity (for system capacity shortages) and ancillary services (such as frequency regulation and voltage control).  Capacity payments were originally established and set in U.S. Dollars to allow generators to cover their foreign‑denominated costs that were not covered by the spot price. However, in 2002, the Argentine government set capacity payments in reference to the Peso thereby limiting the purpose for which capacity payments were established.

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

On August 14, 2009, the ENRE adopted Resolution No. 433/2009 approving two tariff charts to be applied by Edenor, for the winter period of 2009. These charts were based on the new subsidized seasonal prices set forth by Resolution No. 652/09 issued by the Secretary of Energy. The new price charts aimed at reducing the impact of increased winter electric energy consumption on the invoicing of residential customers with bi-monthly consumption exceeding 1,000 kWh. The ENRE also instructed Edenor to break down the floating charges of all invoices into the amounts subsidized and not subsidized by the Argentine government.

During the winter season for the period between 2009-2012, the seasonal rate chart was revised twice. For the months of June and July, tariffs were revised so that residential customers with consumption levels above 1,000 kWh received a full subsidy for their energy purchases. For the months of August and September, residential customers with consumption levels above 1,000 kWh received a subsidy equal to a 70 percent of their energy purchase price.

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

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. As of December 31, 2012, the stabilization fund balance was approximately Ps. 20,208 million, net of National Treasury contributions. This deficit has been financed by the Argentine government through loans to CAMMESA and with FONINVEMEM funds, but these continue to be insufficient to cover the differences between the spot price and the seasonal price.

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

ORGANIZATIONAL STRUCTURE

We are a subsidiary of Pampa Energía, the largest fully integrated electricity company in Argentina.  In addition to its indirect stake in us, Pampa Energía currently owns several investments in the Argentine electricity sector, including a 50% interest in the controlling shareholder of the principal electricity transmission company in Argentina, Transener, and controlling stakes in six generation plants located in the Provinces of Buenos Aires, Salta, Mendoza and Neuquén (Central Piedra Buena S.A., Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A., Central Térmica Güemes S.A., EGSSA and Loma de la Lata S.A.).

The following diagram presents our corporate structure, including our subsidiaries and their respective direct ownership interests, as date of this annual report:

All of the subsidiaries presented above have their jurisdiction of incorporation in the Republic of Argentina.  See “—History and Development of the Company—Acquisition of Emdersa and Aeseba.”

Property, plant and equipment

Our main properties are transmission lines, substations and distribution networks, all of which are located in the northwestern part of the greater Buenos Aires metropolitan area and in the northern part of the City of Buenos Aires. Substantially all of our properties are held in concession to provide the electricity distribution service, which, by its nature, is considered to be an essential public service. In accordance with Argentine law and court precedents, assets which are necessary for the rendering of an essential public service are not subject to attachment or attachment in aid of execution. The net book value of our property, plant and equipment as recorded on our balance sheet as of December 31, 2012 and 2011 was Ps.4,344.6 million and Ps. 4,738.3 million, respectively, out of which Ps. 34.3 million corresponds to Eden in 2012 and Ps. 35.7 million in 2011.

The total value of property, plant and equipment transferred by SEGBA on September 1, 1992 was allocated to individual assets accounts on the basis of engineering studies conducted by the Company. The value of property, plant and equipment was determined based on the price effectively paid by EASA for the acquisition of 51% of the Company’s capital stock. SEGBA neither prepared separate financial statements nor maintained financial information or records with respect to its distribution operations or the operations in which the assets transferred to EDENOR were used. Accordingly, it was not possible to determine the historical cost of transferred assets. Additions subsequent to such date have been valued at acquisition cost, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of the above-mentioned engineering studies. Furthermore, in order to improve the disclosure of the account, the Company has made certain changes in the classification of property, plant and equipment based on each technical process. In accordance with the provisions of IAS 23, borrowing costs in relation to any given asset are to be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period;  the necessary activities to put the asset in condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or start up of other assets, depending on the purpose pursued with its production, construction, assembly or completion. Subsequent costs (major maintenance and reconstruction costs) are either included in the value of the assets or recognized as a separate asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the assets may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred.See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Tariffs—Distribution Margin or Value‑Added for Distribution (VAD)—Revisión Tarifaria Integral (Integral Tariff Revision, or RTI).”

Item 4A.      Unresolved Staff Comments

None.

Item 5.         Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012 and 2011, included in Item 18 in this annual report and “Selected Financial Data”, included in Item 3 herein. Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. See “Item 3. Key Information—Selected Financial Data.”

We have prepared our annual financial statements for the fiscal year ended December 31, 2012 included herein, assuming that we will continue as a going concern. Our independent auditors, PWC, issued a report dated April 30, 2013, on our financial statements as of and for the years ended December 31, 2012 and 2011, which contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. As discussed in Note 1 to the Consolidated Financial Statements, the delay in obtaining tariff increases and the cost adjustments recognition requested by the Company in accordance with the terms of the Adjustment Agreement and the continuous increase in operating expenses that are necessary to maintain the level of service significantly affected the economic and financial position of the Company and have raised substantial doubt with respect to our ability to continue as a going concern. Management's plans in response to these matters are also described in Note 1. However, our Consolidated Financial Statements as of and for the years ended December 31, 2012 and 2011 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.  See Item 3: “Key Information — Risk Factors — Risks Relating to Our Business - Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariff adjusted to reflect increases in our distribution costs in a timely manner, could have a material adverse effect on our capacity to perform our financial and commercial obligations. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern” and Item 18: “Financial Statements.”

Effective January 1, 2012, we adopted IFRS as issued by the IASB, in replacement of the previous accounting principles which were under Argentine GAAP. IFRS differ in certain aspects from the Argentine GAAP. For further information, see Note 4 to our Consolidated Financial Statements. The transition date to IFRS for the Company under first time adoption is January, 1, 2011. Comparative data of the Company’s financial statements has been restated to retrospectively reflect the adoption of IFRS. For a description of the exceptions permitted or required under IFRS 1, please see Note 4 to our Consolidated Financial Statements.

Operating Results

We distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometers, with an aggregate population of approximately seven million people,  and to the northern area of the Province of Buenos Aires through the Eden Concession,  which comprises an area of 109,141 square kilometers.  Pursuant to our concession, we have the exclusive right to distribute electricity to all users within our concession area, including to wholesale electricity market participants.  At December 31, 2012, we had 3,070,487 customers out of which 344,065 customers correspond to Eden and 2,726,422 to Edenor.

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

We are currently engaged in RTI with the ENRE, as required by the Adjustment Agreement. The Adjustment Agreement currently contemplates a cost adjustment mechanism for the transition period during which the RTI is being conducted. This mechanism, known as the Cost Monitoring Mechanism (CMM), requires the ENRE to review our actual distribution costs every six months (in May and November of each year) and adjust our distribution margins to reflect variations of 5% or more in our distribution cost base. We may also request that the ENRE apply the CMM at any time that the variation in our distribution cost base is at least 10% or more. Despite the adjustment we were granted under the CMM in October 2007 and July 2008, we cannot assure you that we will receive similar adjustments in the future. As of the date of this annual report we have requested ten increases under the CMM beginning in May 2008, which increases are still being reviewed by the ENRE (other than the request submitted in May 2008). Under the terms of the Adjustment Agreement, these ten increases should have been approved in May 2008, November 2008, May 2009, November 2009, May 2010, November 2010, May 2011, November 2011, May 2012 and November 2012.

During the year ended December 31, 2012, we recorded a significant decrease in net income and operating income, and our working capital and liquidity levels were negatively affected, primarily as a result of the delay in obtaining a tariff increase and in having our tariff adjusted to reflect increases in our distribution costs, coupled with a constant increase in operating costs to keep adequate service levels. We currently believe that our financial situation will continue worsening, and we estimate that during 2013 we will continue to have negative cash flows and operating results. If we are not able to recover all of the incremental costs contemplated by the increase requests pursuant to the CMM and all such future cost increases or there is a significant lag time between when we incur the incremental costs and when we receive increased revenues, and/or if we are not successful in achieving a satisfactory re-negotiation of our tariff structure, we may be unable to comply with our financial and commercial obligations, we may suffer liquidity shortfalls and we may need to restructure our debt to ease our financial condition, any of which, individually or in the aggregate, would have a material adverse effect on our business and results of operations and may cause the value of our ADSs to decline. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern and our auditors’ report included elsewhere in this annual report contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern.   See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Tariffs” and “Item 3. Key Information—Risk factors—Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariff adjusted to reflect increases in our distribution costs in a timely manner, could have a material adverse effect on our capacity to perform our financial and commercial obligations.  As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern.”

In addition, if we fail to comply with the obligations under our concession, we may become subject to fines and penalties imposed by the ENRE, which may include the forfeiture of the Edenor concession. Some of these fines and penalties are payable by granting credits or bonuses to our customers to offset a portion of their electricity charges. Fines and penalties that are not directly related to our customers, such as fines for public safety violations, are paid directly to the ENRE. We charged in our operating expenses approximately Ps. 116.9 million in fines and penalties in the year ended December 31, 2012 and Ps. 81.1 million in the year ended December 31, 2011. We incurred significantly higher levels of fines and penalties in 2011 and 2012, due to an increase in the underlying cost of energy factors upon which the fines and penalties are calculated.

On November 15, 2012, the Company was notified by the Regulatory Authorities of ENRE’s Resolution No.336/2012, pursuant to which the area in charge of applying and managing the ENRE’s regulations was instructed to immediately initiate the corresponding penalty procedure in order for the distribution companies Edenor and Edesur to: (a) determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012; (b) determine the discounts to be recognized to each of the affected customers, and (c) credit them on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period.

In addition, it was resolved that the Company and Edesur shall be ordered to compensate each small-demand residential customer (T1R) who had been affected by the power cuts occurred during the aforementioned period. The amount of the compensation will depend on the length of the power cut, provided, however, that such power cut lasted more than 12 continuous hours. The provision recorded by the Company for penalties and compensations amounts to Ps. 16.7 million, which is recorded in the “Other non-current liabilities” line item of our financial statements for the year ended December 31, 2012.  See “Item 4. Information on the Company—Fines and penalties.”

The following table sets forth the composition of our net sales for the periods indicated:

	Year ended December 31,
	2012		2011
	(figures in millions)
Energy sales	Ps	3,679.3	Ps	2,771.3
Connection charges	4.9		5.6
Reconnection charges	2.0		2.4
Pole leases	39.0		26.6
Net sales	Ps.	3,725.3	Ps.	2,805.8

_______________________

The following tables show Edenor´s energy sales by category of customer (in GWh) for the periods indicated:

	Year ended December 31,
	2012				2011		2010		2009		2008
	Edenor		Eden

Residential	8,662	42%	648	23%	8,139	41%	7,796	40%	7,344	40%	7,545	41%
Small commercial	1,688	8%	236	8%	1,601	8%	1,543	8%	1,470	8%	1,530	8%
Medium commercial	1,717	8%	111	4%	1,700	9%	1,634	8%	1,565	9%	1,597	9%
Industrial	3,335	16%	814	28%	3,442	17%	3,378	18%	3,204	18%	3,277	18%
Wheeling system(1)	4,261	21%	294	10%	4,156	21%	3,891	20%	3,622	20%	3,700	20%
Others:
Public lighting	668	3%	81	3%	656	3%	654	3%	644	4%	644	3%
Cooperatives	—	—	675	24%	—	—	—	—	—	—	—	—
Shantytowns	03	2%	—	—	384	2%	377	2%	351	2%	304	2%
Others(2)	26	—	9	0%	20	—	20	—	20	—	19	—
Total	20,760	100%	2,791	100%	20,098	100%	19,292	100%	18,220	100%	18,616	100%

_______________________________

(1)                   Wheeling charges represent our tariffs for generators and large users, which consist of a fixed charge for recognized technical losses and a charge for our distribution margins but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

(2)                   Represents energy consumed internally by our company and our facilities.

	Year ended December 31, 2012
	Edenor			Eden
	(in million of Pesos)
Residential	Ps.	983.2	35%	Ps.	200.9	28%
Small Commercial	388.8		14%	102.8		14%
Medium Commercial	441.8		16%	41.2		6%
Industrial	707.8		26%	242.9		34%
Wheeling System(1)	171.3		7%	29.2		4%
Others:
Public Lighting	97.3		2%	24.3		3%
Cooperatives
Shantytowns and others(2)	31.0		1%	71.7		10%
Total	Ps.	2,820.0	100%	Ps.	713.0	100%

	Year ended December 31, 2011
	Edenor			Eden
	(in million of Pesos)
Residential	Ps.	730.5	32%	Ps.	162.1	28%
Small Commercial	348.7		15%	86.8		15%
Medium Commercial	366.9		16%	33.7		6%
Industrial	322.3		27%	193.7		33%
Wheeling System(1)	150.3		7%	22.8		4%
Others:
Public Lighting	55.9		2%	21.5		4%
Cooperatives
Shantytowns and others(2)	31.0		1%	61.2		11%
Total	Ps.	2,0305.7	100%	Ps.	581.9	100%

______________________

(1)       Wheeling charges represent our tariffs for large users, which consist of a fixed charge for recognized energy losses and a charge for our distribution margins but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

(2)       In 2009, Shantytowns sales totaled Ps. 28.4 million, which was more than offset by an adjustment due to the reversal of the rate chart that determines the prices we charged our customers for electrical power purchases in June and July 2009.  See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Recognition of Cost of Electric Power Purchases.”

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

The following table sets forth key economic indicators in Argentina during the years indicated:

	Year ended December 31,
	2012	2011	2010	2009	2008
Real GDP (% change)	1.9	8.9	9.2	0.9	6.8
Nominal GDP (in millions of Pesos)	2,164,246	1,842,022	1,442,655	1,145,458	1,032,758
Real Consumption (% change)	4.8	10.7	9.1	1.5	6.6
Real Investment (% change)	(4.9)	16.6	21.2	(10.2)	9.1
Industrial Production (% change)	(1.2)	6.5	9.7	0.1	5.0
Consumer Price Index	10.0	9.8	10.5	6.3	8.6
Nominal Exchange Rate (in Ps. /U.S.$ at year end)	4.92	4.30	3.98	3.80	3.45
Exports (in millions of U.S.$)	81,205	83,950	68,187	55,672	70,018
Imports (in millions of U.S.$)	68,514	73,937	56,793	38,786	57,462
Trade Balance (in millions of U.S.$)	12,691	10,013	11,394	16,886	12,556
Current Account (% of GDP)	0.1	(0.4)	0.8	3.6	2.1
Reserves (in millions of U.S.$)	43,290	46,376	52,145	47,967	46,386
Tax Collection (in millions of Pesos)	679,799	540,134	409,900	304,930	269,375
Primary Surplus (in millions of Pesos)	(4,374)	4,921	25,115	17,286	32,529
Public Debt (% of GDP at December 31) *	40.9	41.3	44.1	55.1	54.1
Public Debt Service (% of GDP)	5.8	5.9	5.5	5.8	5.6
External Debt (% of GDP at December 31)	29.5	30.6	32.5	36.0	38.6

Sources: INDEC; Central Bank; Ministry of Economy and Production.
* Includes hold-outs

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

These measures, combined with the devaluation of the Peso and high rates of inflation, had a severe effect on public utility companies in Argentina (including us). Because public utility companies were no longer able to increase tariffs at a rate consistent with the increased costs they were incurring, increases in the rate of inflation led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition.  Most public utility companies had also incurred large amounts of foreign currency indebtedness to finance the capital improvement and expenditure programs. At the time of these privatizations, the capital structures of each privatized company were determined taking into account the Convertibility Regime  and included material levels of U.S. Dollar‑denominated debt. Following the elimination of the Convertibility regime and the resulting devaluation of the Peso, the debt service burden of these utility companies significantly increased, which when combined with the margin freeze and conversion of tariffs from U.S. Dollars to Pesos, led many of these utility companies (including us) to suspend payments on their foreign currency debt in 2002.

Economic Recovery and Outlook

Beginning in the second half of 2002, Argentina experienced economic growth driven primarily by exports and import‑substitution, both facilitated by the lasting effect of the devaluation of the Peso in January 2002. While this devaluation had significant adverse consequences, it also fostered a reactivation of domestic production in Argentina as the sharp decline in the Peso’s value against foreign currencies made Argentine products relatively inexpensive in the export markets. At the same time, the cost of imported goods increased significantly due to the lower value of the Peso, forcing Argentine consumers to substitute their purchase of foreign goods with domestic products, substantially boosting domestic demand for domestic products.

In April 2003, Dr. Néstor Kirchner, the former governor of the province of Santa Cruz, was elected as president for a four-year term, and he took office in May 2003. During 2003, Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments’ quasi‑money securities from circulation and eliminated all deposit restrictions. The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes.  At the same time, social indicators improved, with the unemployment rate decreasing to 17.3%, and real wages began to recover according to INDEC. In June 2005, the Argentine government completed a restructuring of Argentina’s public external debt, which had been in default since December 2001.  Argentina reduced its outstanding principal amount of public debt from U.S. $191.3 billion to U.S. $129.2 billion and extended payment terms. In April 2010, the Argentine government launched a new exchange offer for the outstanding sovereign bonds that did not participate in the 2005 restructuring. On January 3, 2006, Argentina completed an early repayment of all of its outstanding indebtedness with the IMF, for an amount totaling approximately U.S. $10.0 billion owing under credit lines.

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

•         a climate of financial stability prevented major shocks in the short term, primarily due to an oversupply of private dollars and a reduced probability of sovereign default in the short term; and

•         an expansionary economic policy program (fiscal, monetary and income).

      During 2012, according to the official information created and disseminated by the INDEC, the economy expanded 2.5%.  Although the real GDP continued growing during 2012, there was a marked deceleration with respect to the growth rate registered in 2011.

      Despite the deceleration registered in all the components of the GDP, and in the private consumption itself, gross investment suffered the sharpest levels of deceleration as compared to 2011.

      There are several reasons that explained the deceleration of the growth rate registered during 2012, among the following:

• The international financial uncertainty (especially during the first half of 2012).

• The low economic growth registered in the developed countries (mainly, in Europe).

• The deceleration of the rhythm of expansion in the relevant emerging economies for Argentina (Brazil and China).

• The drought produced during last summer which adversely affected the yield and the quantities produced by the farming sector during the campaign 2011/12.

• The application of certain internal economic policies measures, such as the limitations to the accumulation of currencies and to the imports, which generated uncertainty among consumers and entrepreneurs.

The deceleration of the economic activity that took place during 2012 had a negative impact on the performance of the public accounts.

Outlook for 2013

In general, it is expected that the situation, in terms of economic growth, will improve in 2013. For the year, a recovery in activity (compared to the 2012 levels) is expected, with real GDP growth of around 4.0% according to official data, and of around 2.5% according to private estimates. In either case (considering one indicator or the other), the performance of the economy is expected to be better than that in 2012 for several reasons, mainly because of a more favorable external context than that in 2012.

Greater financial stability is expected in international markets (due to the fact that, though the problems in Europe are very far from being solved definitively, the risks of a total collapse of the Euro are today much lower than they were one year ago). Additionally, the agricultural harvest for the 2012-2013 campaign is expected to be greater than those of 2010-2011 and 2011-2012, with commodity prices also above levels recorded in the recent past. The combination of both factors is expected to provide more U.S. Dollars to the domestic economy. Further, Brazil’s recovery (the year on year expansion of the GDP projected for 2013 is 2.5%/3.0% versus an expansion of 1.0 % in 2012), and a lower rate of devaluation of the Real, are expected to contribute to the reactivation of the local industrial sector, which suffered during 2012.

However, there are some risks regarding the realization of that baseline scenario. First, as we do not control some of the variables of the external context or other exogenous factors, such as weather, we cannot provide assurances that there will not be changes that even significantly affect the above outlook, and that might have a negative impact on the domestic economy.  There are also some internal factors which have not been resolved, and which may limit the size of the recovery of economic activity in the short and medium term. These issues will still be present in 2013.

The fiscal performance of the Argentine Government (and also of the provinces) has suffered in recent years, and it is not likely that this situation will change in 2013, especially when considering the midterm elections of October 2013.

The situation in the foreign exchange market will probably remain unstable in the short term.  The increase in the monetary base and the utilization of international reserves by the Treasury (to pay public debt in foreign currency) have generated a situation in which U.S. Dollars are scarce and, therefore, where the desire to hold rather than use foreign currency is high.  In this context, it is probable that the spread between the official and the unofficial price of the U.S. Dollar will remain high.

Finally, another of the yet unresolved issues is the matter of competitiveness.  As has been the case in recent years, the rate of devaluation (in the official market) will be lower than the rate of inflation.  Therefore, and even though the deterioration is not expected to be as sharp as it was in previous years, the external competitiveness of domestic products and services is expected to be reduced in 2013.

Considering the foregoing, economic growth will probably be around 2.5%/3.0% in 2013.  Inflation will likely remain stable (around 25% for the year), with a deceleration during the first half of the year, as a consequence of the prices agreements, and an expected acceleration during the second half of the year.  Trade surplus will likely increase slightly (mainly as a consequence of the anticipated better harvest), but the situation will likely continue to be unstable in the foreign exchange market.

Tariffs

Our revenues and margins are substantially dependent on the composition of our tariffs and on the tariff setting and adjustment process contemplated by our concession.

The following chart shows the variation in Edenor´s average tariff, including taxes, in Pesos per MWh in the periods indicated:

______________________

As for the year 2012 Energy Purchases for Eden were: Ps.$130.6/MWh, VAD:  Ps. $147.6/MWh and, Taxes: Ps. $141.1MWh.

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

•         our regulated distribution margin, which is known as the value‑added for distribution, or VAD,and the fixed and variable charges of the Resolution 347/12; and

•         any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires, which may differ in each jurisdiction.

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

According to the current regulatory framework, the ENRE is required to adjust the seasonal price charged to distributors in the wholesale electricity market every six months. However, between January 2005 and November 2008, the ENRE did not make these adjustments. In November 2008, the ENRE issued Resolution No. 628/08, which established the new tariffs applied by Edenor as of October 1, 2008 (see “— Tariffs — Distribution margin or value added for distribution (VAD) — Adjustment Agreement”) and modified seasonal prices charged to distributors, including the consumption levels that make up the pricing ladder. The new pricing ladder sets prices according to the following levels of consumption:  bimonthly consumption up to 1,000 kWh; bimonthly consumption greater than 1,000 kWh and less than or equal to 1,400 kWh; bimonthly consumption greater than 1,400 kWh and less than or equal to 2,800 kWh; and bimonthly consumption greater than 2,800 kWh. In 2012, pursuant to Resolution No. 90688/2009, approximately 290,000 customers were exempted from paying the prices set forth by Resolution No. 628/2008 of the ENRE. In addition, the ENRE authorized us to pass through some regulatory charges associated with the electric power purchases to our customers, excluding residential customers with bi-monthly consumption levels below 1,000 kWh. In 2012, we collected Ps. 410.7 million through PUREE funds.

On November 7, 2011, through Secretary of Energy Resolution No. 1301/2011, a new unsubsidized tariff scheme applicable to non-residential customers grouped together by certain economic activities came into effect. According to this new tariff scheme, depending on the final seasonal schedule for the period November 2011 and April 2012 for the Wholesale Electricity Market, the affected customers will pay an average price of $320/MWh as from December 2011.

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

                On December 5, 2011, the Secretary of Energy issued Resolution No. 1537/2011, which implemented the Volunteer Waiver Form Subsidy.

On May 8, 2012, the Secretary of Energy issued Resolution 2883/2012, whereby instructing the Company to apply a methodology to stabilize the bills, in order to minimize the effects of the seasonal consumption of all the residential customers. The application of this methodology is optional for these costumers.

Average consumption is determined based on the consumption recorded in the last six two-month consumption periods. The stabilization factor arises from the difference between the aforementioned average consumption and the current two-month consumption period. This value will be added to or subtracted from the two-month consumption period charges, and the result obtained will be the amount to be paid before the corresponding taxes. The adjustments that are to be made in accordance with the differences between average consumption and recorded consumption will be reflected in the bill for the last two-month consumption period of each calendar year.

The differences that arose as a consequence of comparing the annual average consumption to the current two-month consumption period have been recorded at the end of each period in the trade receivables balance sheet account, crediting or debiting the account, as the case may be, if the annual average consumption is higher or lower than the current two-month consumption period.

We purchased a total of 19,653 GWh in 2012, 18,862 GWh in 2011 and 18,156 GWh in 2010 (excluding wheeling system demand). Until 2004, we purchased a portion of our energy needs under long-term supply contracts. Following the adoption of certain amendments to the pricing rules applicable to the wholesale electricity market pursuant to the Public Emergency Law, however, we currently purchase all of our energy supply in the wholesale electricity market at the spot price. We have not purchased any energy under long-term supply contracts since 2004 and we do not anticipate making any material purchases of energy in the term market in the near future.

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

At the time of our privatization, our total energy losses represented approximately 30% of our energy purchases, of which more than two thirds were non-technical losses attributable to fraud and illegal use of our service. Beginning in 1992, we implemented a loss reduction plan (plan de disciplina del mercado, or market discipline plan) that allowed us to gradually reduce our total energy losses to 10.0% by 2000, with non-technical losses of 2.7%. However, beginning in mid-2001 and up until 2004, we experienced an increase in our non-technical losses, as the economic crisis eroded the ability of our customers to pay their bills, and in our technical losses in proportion with the increased volume of energy we supplied during those periods. Our total losses amounted to 12.5% in 2010, 12.6% in 2011 and 13.3% in 2012.

                      The following table sets forth the approximate breakdown between technical and non-technical energy losses experienced in Edenor concession area over the periods indicated:

	Year ended December 31,
	2012	2011	2010
Technical losses	10.5.%	9.8%	9.8%
Non‑technical losses	2.8%	2.8%	2.7%
Total losses	13.3%	12.6%	12.5%

Our capital expenditure program includes investments to improve and update our network, which we believe will allow us to maintain our technical losses at current levels despite further increases in demand. See “Item 4. Information on the Company—Business Overview —Energy losses.”

Distribution margin or value‑added for distribution (VAD)

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

Furthermore, we requested an additional increase to our distribution margins under the CMM to account for fluctuations in the distribution cost base for the period from November 2007 to April 2008, in comparison to the distribution cost base recognized by the CMM in November 2007. The ENRE issued Note No. 81,399, which authorized a 5.791% increase under the CMM. As of the date of this annual report, the ENRE has not approved a new tariff scheme including this tariff increase nor has it authorized us to collect such increase by any other means (for example through an off-setting mechanism against contributions made to the PUREE, as was the case in the past). As of December 31, 2012, we had submitted to the ENRE ten requests for CMM adjustments as described in the table below, since May 2008:

Assessment Period	Application Date	CMM Adjustment Requested
November 2007 – April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 - April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%
November 2009 – April 2010	May 2010	7.103%
May 2010 – October 2010	November 2010	7.240%
November 2010 – April 2011	May 2011	6.104%
May 2011 – October 2011	November 2011	7.721%
November 2011 – April 2012 May 2012 – October 2012 Cumulative:	May 2012 November 2012	8.529% 7.316% 88.664%

As of the date of this annual report, the ENRE has not yet responded to these requests (other than the request submitted in May 2008, as explained above.

However, the Company has become aware of certain communications of the ENRE to the Under-Secretariat of Management Control and Coordination of the Ministry of Federal Planning, according to which the analysis made by them shows percentages similar to those calculated by the Company with regard to CMM ratios.

Based on this information, the Company has estimated that the claims effectively made for CMM adjustments, which were not transferred to tariffs nor authorized to be collected by other means, amount to approximately Ps.  1,999 million. In accordance with the Company’s estimations, the real major costs are significantly higher than the ones determined with the CMM adjustments that have been requested.

As of December 31, 2012 and 2011 the amounts collected by Edenor through the PUREE, amounted to Ps. 1,277.8 million and Ps. 867.1 million, respectively, and have been disclosed under other non-current liabilities. Until such time as the CMM adjustments are effectively transferred to the tariffs, Edenor is entitled to use PUREE excess funds that it would otherwise be required to transfer to CAMMESA, as established in Resolution of the Secretary of Energy No. 1037/07, in order to reimburse Edenor for the amounts it is owed for CMM increases not yet reflected in Edenor’s distribution margin. As of the date of this annual report, the Company has neither recognized nor accrued any amount receivable for this concept in the Consolidated Financial Statements.

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

On November 23, 2012, the ENRE issued Resolution No.347/2012, pursuant to which it established a fixed and variable charge differentiated by category of customers, which the distribution companies will collect on account of the CMM adjustments stipulated in clause 4.2 of the Adjustment Agreement, and will use exclusively to finance infrastructure and corrective maintenance of their facilities. Such charges, which will be clearly identified in the bills sent to customers, will be deposited in a special account to be managed by a Trustee. Although in the whereas clauses of Resolution No.347/2012 the ENRE recognizes the existence of CMM adjustment requests and it is indicated that the authorized charges are on account of CMM adjustments, nothing is said about what provisions will apply concerning the effect thereof for the period elapsed between the date such requests were made and the date of their application to the customer's bill.

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

	VAD					Average Taxes					Electric Power Purchases
Tariff(1)	November 2001	January 2005	February 2007	October 2008	Res.1301 2011(2)	November 2001	January 2005	February 2007	October 2008	Res.1301 2011(2)	November 2001	January 2005	February 2007	October 2008	Res.1301 2011(2)
Residential
TIRI (0-300)	49.40%	44.50%	44.50%	44.69%	11.26%	28.70%	28.70%	28.70%	28.70%	28.70%	21.90%	26.80%	26.80%	26.61%	60.00%
TIRI2 (301-650)	36.20%	33.00%	33.00%	30.81%	4.80%	29.20%	29.20%	29.20%	29.23%	29.23%	34.60%	37.80%	37.80%	39.95%	65.91%
TIR# (651-800)				32.08%	4.55%				29.23%	29.23%				38.68%	66.15%
TIR4 (801-900)				31.63%	4.32%				29.23%	29.23%				39.13%	66.39%
TIR5 (90-1000)				32.75%	4.35%				29.23%	29.23%				38.02%	66.37%
TIR6 (1001-1200)				26.29%	4.19%				29.23%	29.23%				44.48%	66.51%
TIR 7 (1201-1400)				27.18%	3.98%				29.23%	29.23%				43.59%	66.73%
TIR8 (1401-2800)				25.94%	4.81%				29.23%	29.23%				44.83%	65.89%
TIR9 (> 2800)				22.50%	3.84%				29.23%	29.23%				48.26%	66.88%
Commercial - small demands
TIG1	55.10%	40.00%	47.80%	48.76%	21.91%	25.70%	25.70%	25.70%	25.68%	25.68%	19.20%	34.30%	26.50%	25.55%	52.34%
TIG2	53.60%	31.10%	43.60%	42.39%	15.97%	25.60%	25.60%	25.60%	25.64%	25.64%	20.70%	43.20%	30.70%	31.97%	58.29%
TIG3				37.40%	9.13%				25.63%	25.63%				37.57%	65.12%
Commercial - medium demand
T2	43.30%	27.90%	35.50%	38.03%	16.03%	25.60%	25.60%	25.60%	25.63%	25.63%	31.00%	46.40%	38.90%	36.34%	58.15%
Industrial
T3 low voltage below 300kw	44.20%	26.50%	34.30%	37.86%	15.37%	25.70%	25.70%	25.70%	25.66%	25.66%	30.10%	47.80%	40.10%	36.48%	58.84%
T3 low voltage over 300kw	42.60%	24.50%	32.10%	27.09%	11.99%	25.60%	25.60%	25.60%	25.62%	25.62%	31.80%	49.90%	42.30%	47.29%	62.29%
T3 medium voltage below 300kw	29.30%	14.10%	19.70%	25.25%	8.46%	25.70%	25.70%	25.70%	25.68%	25.68%	45.00%	60.30%	54.60%	49.06%	65.73%
T3 medium volgate over 300kw	27.30%	12.30%	17.50%	17.71%	7.09%	25.70%	25.70%	25.70%	25.69%	25.69%	47.00%	62.00%	56.80%	56.60%	67.11%
Average Tariff	41.20%	28.50%	33.90%	33.16%	9.57%	27.20%	27.20%	27.20%	27.24%	27.24%	31.50%	44.20%	38.90%	39.60%	63.10%

_______________________

(1)                 T1R1 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is less than or equal to 300 kWh.  T1R2 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 300 kWh but less than 650 kWh. TIR3 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 650 kWh but less than 800 kWh.  TIR4 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 800 kWh but less than 900 kWh. TIR5 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 900kWh but less than 1,000 kWh TIR6 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,000 kWh  but less than 1,200 kWh. TIR7 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,200 kWh but less than 1,400 kWh. TIR8 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,400 kWh but less than 2,800 kWh.  TIR9 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 2,800kWh.  T1G1 refers to commercial customers whose peak capacity demand is less than 10kW and whose bimonthly energy demand is less than or equal to 1600 kWh.  T1G2 refers to commercial customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1600 kWh but less than 4,000 kWh.T1G3 refers to commercial customers whose peak capacity demand is greater than 4,000 kWh.  T2 refers to commercial customers whose peak capacity demand is greater than 10 kW but less than 50 KW.  T3 refers to customers whose peak capacity demand is equal to or greater than 50 kW.  The T3 category is applied to high-demand customers according to the voltage (tension) at which each customer is connected.  Low tension is defined as voltage less than or equal to 1 kV and medium tension is defined as voltage greater than 1kV but less than 66 kV.

(2)                   On November 7, 2011, the Energy Secretariat issued Resolution No. 1301/11, which established the summer scheduling, eliminating government grants to certain economic activities, which, in accordance with the provisions of the Resolution, are in conditions to pay the actual cost that needs to be incurred for being supplied with their demand of electricity. The removal of government grants has been extended to residential customers, who were classified by geographical areas and type of residence. The modification related only to electricity purchase prices in the Wholesale Electricity Market, for which reason the Company’s VAD (value added for distribution) remained practically unchanged.

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

Social Tariff Regime.  According to the Adjustment Agreement, we will be required to apply a social tariff regime as part of our revised tariff structure resulting from the RTI.  This regime is a system of subsidized tariffs for the poverty‑stricken sectors of the community to be approved by the ENRE in the context of the RTI.  The social tariff regime will provide poverty‑stricken sectors of the community with the same service and quality of service as other users.  The beneficiaries under this regime must register with the Argentine government and meet certain criteria, including not owning more than one home and having a level of electricity consumption that is not higher than a maximum to be established by the Argentine government.  According to the Adjustment Agreement, the Argentine government will subsidize the increased costs associated with the social tariff regime in part with contributions by users not subject to this regime.  We will be required to cover a portion of these costs by not charging the beneficiaries of this regime for reconnection expenses and installation of new equipment, updating our billing system and granting payment plans to beneficiaries for existing past-due electricity bills.  We currently anticipate that the incremental cost to us of providing services under the social tariff regime will not be significant.  However, we cannot guarantee that the social tariff regime will be implemented in the manner, or under the terms, we currently anticipate.

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

Electricity demand

The following table sets forth the amount of electricity generated in Argentina and our electricity purchases in each of the periods indicated.

Year	Electricity Demand(1)	Edenor Demand(2)	Eden Demand(3)	Edenor’s Demand as a% of Total Demand	Eden’s Demand as a% of Total Demand(3)
(in Gwh)
1994	55,827	11,386	-	20.4%	-
1995	57,839	11,629	-	20.1%	-
1996	61,513	12,390	-	20.1%	-
1997	66,029	13,046	-	19.8%	-
1998	69,103	13,768	-	19.9%	-
1999	71,689	14,447	-	20.2%	-
2000	75,591	15,148	-	20.0%	-
2001	78,098	15,414	-	19.7%	-
2002	76,483	14,865	-	19.4%	-
2003	82,261	15,811	-	19.2%	-
2004	87,477	16,673	-	19.1%	-
2005	92,340	17,623	-	19.1%	-
2006	97,590	18,700	-	19.2%	-
2007	102,950	20,233	-	19.7%	-
2008	105,959	20,863	-	19.7%	-
2009	104,592	20,676	-	19.8%	-
2010	110,767	22,053	-	19.9%	-
2011	116,418	23,004	3,116	19.8%	2.7%
2012	131,944	23,934	3,210	17.7%	2.4%

______________________

Source: Compañía Administradora del Mercado Mayorista Eléctrico, S.A. (CAMMESA)

(1)      Includes demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).

(2)   Calculated as electricity purchased by us and our wheeling system customers.

(3)   Eden was purchased on March 4th, 2011 and on February 27, 2013, Edenor sold the shares representing 100% of Aeseba’s capital stock and voting rights, the controlling company of Eden. See Item4. “Information on the Company –History and Development of the Company –Offer for the acquisition of Eden.”

Electricity demand in our concession area has grown an average of 4.3% per annum since 1994. The evolution of demand shows two growth periods interrupted by a slight decline in demand in 2002 attributable to the economic crisis, and a slight decrease registered in 2009, as a consequence of the global  financial crisis.

The following graph represents the annual growth of energy purchased to satisfy the demand of each operating area within Edenor concession area from 2000 through 2012:

Beginning in mid-2001 through 2002, the decline in the overall level of economic activity and the deterioration in the ability of many of our customers to pay their bills as a result of the crisis led to an overall decrease in demand for electricity and an increase in non-technical energy losses. After the economic crisis, however, demand started growing again, increasing an average of 4.9% per annum from 2003 through 2012. This increase in demand was due to renewed growth in the Argentine economy since the second half of 2003 and the relative low cost of energy to consumers, in real terms, resulting from the freeze of our distribution margin and the elimination of the inflation adjustment provisions of our concession in 2002. Demand by residential customers increased by 6.7% in 2012, primarily due to the addition of new appliances and the relative low cost of energy, in real terms. Demand by our high-demand customers and wheeling system customers remained practically in the same levels as during 2011, mainly due to the deceleration that the industrial sector experienced in the second semester of 2012 (including the wheeling system demand).

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

On March 2, 2010, the Secretary of Energy adopted Resolution 45/2010, which revised the calculation of the coefficient used to reward T1R customers with consumption levels below 1,000 KWh.This resolution decreased the rewards that such users are entitled to receive.

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

In response to the lack of private investment in new generation plants, the Argentine government undertook a project to construct two 800 MW thermal generation plants, Central Termoeléctrica Manuel Belgrano and Central Termoeléctrica General San Martín. Construction of these two plants was completed and operations commenced in 2009. The two plants were constructed with funds derived from three sources: net revenues of generators derived from energy sales in the spot market, a special charge to our non-residential customers per MWh of energy billed and a specific charge from CAMMESA applicable to large users. In addition to the construction of these two new thermal generation plants, in September 2006 the Secretary of Energy issued Resolution No. 1281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This Resolution seeks to create incentives for energy generation plants to meet increasing energy needs. The government has also required us to finance 24% and Edesur 26%, of the construction costs of two high-tension 220 kV lines between the Central Puerto and Central Costanera generators and the Malaver  network, which will provide access to an additional 600MW of energy from the Central Puerto and Central Costanera generators that currently cannot be distributed due to saturation of their grids. In May 2012, we finished the construction of the 220kV linking lines of the local generators Central Puerto and Central Costanera with Edenor network, through Malaver substations. This extension was decided by the Resolution No.1875/05 of the Secretary of Energy and it allows an increase in supply capacity by 600 MW from Central Puerto and Central Costanera generators. In December 2012, the third transformer of 300 MVA-220/132 kV was put into service in Malaver´s substation.

We cannot assure you that these new generation plants will be able to serve our energy demands in the manner we anticipate.

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

We seek to maintain a flexible cost base by achieving an optimal level of outsourcing, which allows us both to maintain a lower cost base and gives us the ability to respond more quickly to changes in our market. We had approximately 3,084 and  3,096 third party employees under contract with us as of December 31, 2012 and 2011,  respectively. The number of third parties employees as of December 31, 2012 and 2011 includes 307 and 300 employees, respectively, under contract with us as a result of our acquisition of Aeseba. The number of third‑party employees under contract does not directly relate to the number of third‑party employees actually performing services for us at any given time, as we only pay for the services of these employees on an as-needed basis. See “Item 6. Directors, Senior Management and Employees—Employees.”

Our principal material and supply expenses consist of purchases of wire and transformers (i.e., electromagnetic devices used to change the voltage level of alternating‑current electricity), which we use to maintain our network.

Summary Historical Results of Operations

The following table provides a summary of our operations for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012(*)		2011(*)
Continuing Operations
Revenue from sales (1)	Ps.	3,725.3	Ps.	2,805.8
Revenue from construction	117.6		87.4
Electric power purchases	(1,740.2)		(1,130.9)
Cost of Construction	(117.6)		(87.4)
Subtotal	1,663.0		1,480.4
Transmission and distribution expenses	(1,570.1)		(1,094.8)
Gross Profit.....................................................	93.0		385.5
Selling expenses	(430.4)		(310.3
Administrative expenses	(296.4)		(224.3)
Gain from acquisition of companies	-		435.0
Other operating income	33.3		27.9
Other operating expenses	(112.8)		(54.9)
Operating (expense) / income	(713.3)		258.9
Financial Income	86.0		55.6
Financial Expenses (2)	(296.8)		(216.1)
Other financial results	(166.7)		(97.2)
Net Financial Expense	(377.5)		(257.8)
(Loss) Profit before taxes	(1,090.8)		1.1
Income Tax	99.8		(153.0)
Loss for the year from continuing operations	(991.0)		(151.9)
Loss from discontinued operations	(22.4)		(139.5)
Loss for the year	1,013.4		291.4
Loss for the year attributable to:
Owners of the parent	(1,016.5)		(304.1)
Non- controlling interests	3.1		12.7
Loss for the year	(1,013.4)		(291.4)
Loss for the year attributable to Owners of the parent from:
Continuing Operations	(1,000.6)		(157.7)
Discontinued Operations	(15.8)		(146.4)
Loss for the year	(1,016.5)		(304.1)

(*) Consolidated financial data.

(1)       Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year, and has been valued on the basis of applicable tariffs and the charge regarding with the Resolution 347/12.

(2)       Includes commercial interests accrued by CAMMESA of Ps. 55.2 million, under the Commercial Interest line item.

Year Ended December 31, 2012 compared with Year Ended December 31, 2011.

Revenue from sales

Revenue from sales increased 32.8% to Ps. 3,725.3 million in the year ended December 31, 2012 from Ps. 2,805.8 million in the year ended December 31, 2011. Revenue from sales as of December 31, 2012 was composed of Ps. 2,977.1 million of net sales of Edenor.

The increase in revenue from sales represents a 29.3% increase compared with Edenor figures of 2011, basically due to the increase in the electric power price as a result of the subsidies cuts, which had no impact in the value added for distribution, additional income from the charges set forth by ENRE’s Resolution 347/2012, and also due to a 3.3% increase in the volume of energy sold which went from 20,098 GWh in 2011 to 20,760 GWh in 2012. This increase in energy sales is mainly due to a 2.3% increase in the average consumption per customer and a 1.0% increase in the number of customers.

                In the case of Eden the increase in Net sales was mainly due to the higher energy prices as a result of the tariff increases obtained in 2012 and also due to the subsidies cuts.

Net energy sales represented approximately 98.8% of our net sales in 2012 and 96.6% in 2011; late payment charges, pole leases, and connection and reconnection charges account for the remaining balance.

Electric Power Purchases

The amount of electric power purchases increased 55.6% to Ps. 2,062.2 million for the year ended December 31, 2012 from Ps. 1,325.5 million for  the year ended December 31, 2011. This increase of Ps. 736.7 million was due to the increase in the purchase price as a result of the subsidies cuts and in the case of Edenor, also due to the increase in the price at which the non-recognized energy losses are measured and the cost set for the mobile generation.

The volume of electric power purchases of Edenor on a standalone basis increased 4.0% to 23,934 GWh for the year ended December 31, 2012 from 23,004 GWh for the year ended December 31, 2011 (in both cases excluding wheeling system demand).

Energy losses increased to 13.3% for  the year ended December 31, 2012 from 12.6% for  the year ended December 31, 2011.  See “—Factors Affecting Our Results of Operations—Recognition of Cost of Energy Losses.”

Transmission and Distribution Expenses

Transmission and distribution expenses increased 43.4% to Ps. 1,570.1 million for  the year ended December 31, 2012 from Ps. 1,094.8 million for  the year ended December 31, 2011. This  increase was mainly due to a Ps. 245.8 million increase in fees and remuneration for services due to an increase in contractor’s prices (99% compared to 2011) and a Ps. 119.7 million increase in salaries and social security taxes, attributable to an increase in employee compensation granted in 2012 (26% compared to 2011).

              As a percentage of  net sales, transmission and distribution expenses increased to 42.1% for  the year ended December 31, 2012 from 39.0% for the year ended December 31, 2011.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated. The figures are presented on a consolidated basis.

	Year ended December 31,
	2012		% of 2012 net sales	2011		% of 2011 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps. 582.4	37.1%	15.6%	Ps. 462.7	42.3%	16.5%
Supplies consumption	93.1	5.9%	2.5%	57.2	5.2%	2.0%
Fees and remuneration for services	495.3	31.5%	13.3%	249.5	22.8%	8.9%
Depreciation of property, plant and equipment	187.5	11.9%	5.0%	183.2	16.7%	6.5%
ENRE penalties	113.6	7.2%	3.1%	74.8	6.8%	2.7%
Others	98.2	6.3%	2.6%	67.4	6.2%	2.4%
Total	Ps. 1,570.1	100.0%	42.1%	Ps. 1,094.8	100.0%	39.0%

Gross profit

Our gross profit, including transmission and distribution expenses, decreased 75.9% to Ps. 93.0 million for  the year ended December 31, 2012 from Ps. 385.5 million for  the year ended December 31, 2011. This decrease of Ps. 292.5 million was basically due to the increase in transmission and distribution expenses described above, which were partially offset by the increase in net sales.

Selling Expenses

Our selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses increased 38.7% to Ps. 430.4 million for  the year ended December 31, 2012 from Ps. 310.3 million for  the year ended December 31, 2011.  This increase of Ps. 120.1 million was mainly due to a Ps. 51.5 million increase in salaries and social security taxes (47% compared to 2011) (attributable to an increase in employee compensation granted in 2012), a Ps. 41.2 million increase in fees and remuneration for services (32% compared to 2011) and a Ps. 7.7 million increase in allowances for doubtful account (71% compared to 2011).

                As a percentage of net sales, selling expenses increased to 11.6% in the year ended December 31, 2012 from 11.1% in the year ended December 31, 2011.

The following table sets forth the principal components of our selling expenses for the years indicated. The figures are presented on a consolidated basis.

	Year ended December 31,
	2012			% of 2012 net sales	2011			% of 2011 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps.	161.8	37.6%	4.3%	Ps.	110.3	35.5%	3.9%
Allowance for doubtful accounts	18.5		4.3%	0.5%	10.8		3.5%	0.4%
Fees and remuneration for services	170.5		39.6%	4.6%	129.3		41.7%	4.6%
Taxes and charges	32.5		7.6%	0.9%	27.0		8.7%	1.0%
Others	47.1		10.9%	1.3%	32.9		10.6%	1.2%
Total	Ps.	430.4	100.0%	11.6%	Ps.	310.3	100.0%	11.1%

Administrative Expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation, maintenance and advertising.

Administrative expenses increased 32.1% to Ps. 296.4 million for  the year ended December 31, 2012 from Ps. 224.3 million for  the year ended December 31, 2011. This increase of Ps. 72.1 million was mainly due to a Ps. 42.2 million increase in salaries and social security taxes attributable to an increase in employee compensation granted in 2012 (43% compared to 2011), a Ps. 15.6 million increase in fees and remuneration services (25% compared to 2011) and a Ps. 12 million increase in pension plan agreements (31% compared to 2011).

                As a percentage of net sales, administrative expenses remained the same level of 8.0% in the year ended December 31, 2012, as compared to year ended December 31, 2011.

	Year ended December 31,
	2012			% of 2012 net sales	2011			% of 2011 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps.	139.6	47.1%	3.7%	Ps.	97.4	43.4%	3.5%
Rent and insurance	18.5		6.2%	0.5%	14.5		6.5%	0.5%
Fees and remuneration for services	78.3		26.4%	2.1%	62.7		27.9%	2.2%
Pension plan	14.3		4.8%	0.4%	2.3		1.0%	0.1%
Others	45.7		15.4%	1.2%	47.4		21.2%	1.7%
Total	Ps.	296.4	100.0%	8.0%	Ps.	224.3	100.0%	8.0%

The following are the principal components of our administrative expenses for the years indicated. The figures are presented on a consolidated basis.

Other (expense) income

Other operating expenses include mainly retirement payments, severance payments and accrual for lawsuits.  Other operating income expenses, net increased 194.5% to a loss of Ps. 79.5 million for  the year ended December 31, 2012, compared to a loss of Ps. 27.0 million for  the year ended December 31, 2011. The increase of Ps. 52.5 million was mainly due the impairment of other receivables (Ps. 37.3 million) and provision for contingencies (Ps. 18.3 million).

Net Financial Expense

Net financial expense was Ps. 377.5 million for  the year ended December 31, 2012, compared to Ps. 257.8 million for  the year ended December 31, 2011. This increase of Ps. 119.7 million was primarily due to an increase in commercial interest due to the debt with Cammesa and as a result of the variations in the exchange rate.

Income Tax

We recorded an income tax credit of Ps. 99.8 million for  the year ended December 31, 2012, compared to an income tax charge of Ps. 153.0 million for  the year ended December 31, 2011.

Loss for the year

We recorded a loss of Ps. 1,013.4 million for  the year ended December 31, 2012, compared to a loss of Ps. 291.4 million for  the year ended December 31, 2011. This increase in net loss was mainly due to an increase in operating expenses and in financial expenses and a decrease in other income, each as described above.

Loss from discontinued operations

Loss from discontinued operations decreased 84%, from a loss of Ps. 139.5 million as of December 31, 2011 to a loss of Ps. 22.4 million as of December 31, 2012. As of December 31, 2012, this line item was comprised of a loss recognized on the remeasurement of assets of disposal group of Ps. 15.7 million and a loss from subsidiaries operations of Ps. 6.7 million. As of December 31, 2011, this line item was comprised of a loss recognized on the remeasurement of assets of disposal group of Ps. 177.7 million and a loss from assets classified as held for sale of Ps. 70.1 million, which losses were partially offset by gains from the tax effect of these line items of Ps. 40.4 million and from subsidiaries operations of Ps. 67.9 million.

Liquidity and capital resources

Sources and Uses of Funds

Our cash flows from operations have been significantly affected in recent periods due to our failure to obtain adjustments to our tariffs to cover increases in our distribution costs, resulting in a working capital deficit as of December 31, 2012 and 2011. In order to preserve and guarantee the provision of the public service and improve the existing cash deficit, beginning in October 2012, the Company decided to only partially cancel, the obligations with the wholesale electricity market (CAMMESA) with surplus cash balances. This decision arose as a consequence of all the commitments necessary to ensure the provision of the public service, including investment plans and ongoing operation and maintenance tasks. As of the date of this annual report, the commercial debt with CAMMESA amounts to approximately Ps. 696.5 million. We expect to resume full payment of our payment obligations with CAMMESA once the economic and financial equation of Edenor is restored. In connection with the aforementioned, the Company has been ordered by the ENRE and CAMMESA to cancel such debt. In its reply to the ENRE, the Company rejected the Regulatory Authority’s competence to intervene in its commercial issues with third parties, and, in its reply to CAMMESA, the Company stated that the cash deficit that prevents it from canceling the total amount of the debt is a case of force majeure inasmuch as the Company does not have the possibility of approving its electricity rates, but, at the same time, has to maintain the priority given to the operation of the public service. If the conditions prevailing at the date of this annual report remain unchanged, the economic and financial situation will continue deteriorating. For fiscal year 2013, the Company also estimates negative cash flows and losses from operations, as well as a greater reduction in the financial ratios.

We are currently engaged in RTI with the ENRE, as required by the Adjustment Agreement, but the timeline for completing this process and the favorability to us of the final resolution are both uncertain. If we are not able to recover all of the incremental costs contemplated in the Adjustment Agreement and all such future cost increases or there is a significant lag time between when we incur the incremental costs and when we receive increased revenues, and/or if we are not successful in achieving a satisfactory re-negotiation of our tariff structure, we may be unable to comply with our financial and commercial obligations, we may suffer liquidity shortfalls and we may need to restructure our debt to ease our financial condition, any of which, individually or in the aggregate, would have a material adverse effect on our business and results of operations and may cause the value of our ADSs to decline. In this context and in light of the situation that affects the electricity sector, the ENRE issued Resolution No. 347/12 in November 2012, which establishes the application of fixed and variable charges that has allowed the Company to obtain additional revenue as from November 2012. However, such additional revenue is insufficient to make up the operating deficit due to the constant increase in operating costs and the estimated salary or third-party costs increases for the year 2013. Additionally, the Company cannot assure that it will be able to obtain additional financing on acceptable terms. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern and our auditors’ report included elsewhere in this annual report contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Tariffs” and “Item 3. Key Information—Risk factors—Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariff adjusted to reflect increases in our distribution costs in a timely manner, could have a material adverse effect on our capacity to perform our financial and commercial obligations. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern.”

Our principal uses of cash are expected to be operating costs, the servicing of our financial debt and our capital expenditures plan.  We may need to incur indebtedness in the short term or increase our debt with the wholesale electricity market to cover operating costs, including further increases in our distribution costs and/or debt service payments. However, we are subject to limitations on our ability to incur new debt under the terms of our debt instruments so the Company cannot assure that it will be able to obtain additional financing on acceptable terms.  See “—Debt”. As of December 31, 2012 and 2011, our cash and cash equivalents amounted to Ps. 71.1 million and Ps. 130.5 million, respectively. We generally invest our cash in a range of instruments, including sovereign debt, corporate debt securities and other securities. The table below reflects our cash and cash equivalents position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	Year ended December 31,
	2012		2011
	(in millions of Pesos)
Cash and cash equivalents at the beginning of the year	Ps.	130.5	Ps.	246.0
Net cash flows provided by operating activities	635.1		659.0
Net cash flows used in investing activities	(565.5)		(794.0)
Net cash flows (used in) provided by financing activities	(165.8)		16.3
Gain from exchange differences in cash and cash equivalents	36.8		3.3
Changes in cash and cash equivalents	(96.2)		(118.8)
Cash and cash equivalents at the end of the year	Ps.	71.1	Ps.	130.5

Net Cash flows provided by Operating Activities

Net cash flows provided by operating activities decreased by 3.6% to Ps. 635.1 million in the year ended December 31, 2012, compared to Ps. 659.0 million in the year ended December 31, 2011.

This decrease is basically attributable to an increase in net loss from a net loss of Ps. 291.4 million for the year ended December 31, 2011, to a net loss of Ps. 1,013.4 million for the year ended December 31, 2012, mainly due to an increase in operating expenses during 2012, exchange rate differences and an interests in loans and other receivables, partially offset by a Ps. 99.8 million decrease in income tax. Moreover, the Company recognized a gain from acquisition of companies in 2011 and a loss on disposition of subsidiaries in 2012.

These negative impacts were partially offset by an increase in operating assets and liabilities, mainly due to a Ps. 410.7 million increase in funds collected through the Program on Rational Use of Electric Energy (PUREE), a Ps. 545.6 million increase in trade payables (including Ps. 189.9 million to the wholesale electricity market) and a Ps. 102.4 million increase in salaries and social security taxes payable. These increases in operating assets and liabilities were partially offset by a Ps. 342.0 million increase in trade receivables.

Net Cash flows used in Investing Activities

Net cash flows used in investing activities decreased 28.8% to Ps. 565.5 million in the year ended December 31, 2012 from Ps. 794.0 million in the year ended December 31, 2011.

Changes in net cash flows used in investing activities in 2012 were primarily due to variations in our capital expenditures and discontinued operations, partially offset by the collection of loans proceeds from borrowings (Ps. 142.4 million), and to the cash collected from the sale of Edesa (Ps. 83.0 million).

Net Cash flows (used in) provided by Financing Activities

In the year ended December 31, 2012, our cash flows from financing activities decreased by 1,117.1%, from a provision of Ps.16.3 million in the year ended December 31, 2011 to a use of Ps. 165.8 million in the year ended December 31, 2012, primarily as a result of the repayment of borrowings and discontinued operations, which was partially offset by the loans entered into during 2012 (68% lower than 2011).

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

Our capital expenditures consist of net cash used in investing activities during a specified period plus supplies purchased in prior periods and used in such specified period. The following table sets forth our actual capital expenditures for the years indicated:

	Year ended December 31,
	2012		2011
	(in millions of Pesos)
Supplies	Ps.	287.4	Ps.	323.3
Network maintenance and improvements	208.9		55.7
Legal requirements(1)	11.7		6.1
Communications and telecontrol	5.5		9.1
Others	30.8		40.4
Total	Ps.	544.3	Ps.	434.7

_______________________

(1)     Capital expenditures required to be made to comply with the ENRE quality standard and other regulations.

In 2012, in accordance with our capital expenditure program, we invested Ps. 544.3 million, a substantial portion of which was dedicated to increasing the capacity of our grid in line with the growth of our customer base, which increased 1.0% in 2012. In addition, we made investments in order to meet our quality standards levels. Historical information on capital expenditures is not indicative of future capital expenditures.

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

In May 2009, we issued Ps. 75.7 million principal amount of Par Notes due 2013 under our Medium Term Note Program. The Par Notes due 2013 are denominated and payable in Pesos and accrue interest on a quarterly basis at a rate equal to the private BADLAR, as published by the Central Bank, for each such quarter plus 6.75%.  Principal on the notes is payable in 13 quarterly installments, starting on May 7, 2010. As of December 31, 2012, the outstanding amount was Ps. 11.7 million.

During 2009, we repurchased and cancelled U.S. $32.2 million Fixed Rate Par Notes due 2016 and repurchased U.S. $53.8 million Senior Notes due 2017, U.S. $24.5 million of which was transferred to us as a consequence of the dissolution of the discretionary trust described below.

On October 25, 2010, we issued Senior Notes due 2022 with a face value of U.S. $ 230.3 million, of which U.S. $ 140 million were subscribed under a cash offer and U.S. $ 90.3 million were exchanged, as a result of an exchange offer, for Senior Notes due 2017, paying in cash U.S. $ 9.5 million plus accrued unpaid interest on those Senior Notes due 2017. Edenor lunched an offer to purchase under which we purchased Senior Notes due 2017 with a face value of U.S. $33.6 million for U.S. $35.8 million, including payment of accrued and unpaid interest on the Senior Notes due 2017.

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

In addition, on October 25, 2010, November 4, 2010, and December 9, 2010, we cancelled Senior Notes due 2017 for a face value of U.S. $122.6 million, U.S. $1.3 million, and U.S. $0.04 million, respectively, representing approximately 83.3% of the Senior Notes due 2017 then outstanding.  As of December 31, 2012, the outstanding amount of Senior Notes due 2017 was U.S. $24.8 million.

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

•         Deutsche Bank S.A. granted us a loan in an aggregate principal amount of Ps. 60 million (approximately U.S. $15 million) maturing on May 13, 2011 and bearing interest at an annual rate of 14.85%. Accrued interest had been payable monthly and principal had been repaid in a single installment at maturity;

•         Standard Bank Argentina S.A. granted us a loan in an aggregate principal amount of Ps. 55 million (approximately U.S. $13.75 million) maturing on May 13, 2011 and bearing interest at an annual rate of 14.75%. Accrued interest had been payable monthly and principal had been repaid in a single installment at maturity;

•         Banco de la Nación Argentina granted us loans in an aggregate principal amount of Ps. 81 million (approximately U.S. $20.25 million), in three different tranches: (i) Ps. 50 million (approximately U.S. $12.5 million) were disbursed on February 16, 2011; this tranche beared interest at an annual rate equal to the BADLAR Rate (as defined below) plus 400 bps and matured on August 16, 2011, (ii) Ps. 21 million (approximately U.S. $5.25 million) were disbursed on February 16, 2011; this tranche beared interest at an annual rate of 11% and was renewable for fifteen-day periods until September 30, 2011, and (iii) Ps. 10.0 million (approximately U.S. $2.5 million) were disbursed on March 4, 2011; this tranche beared interest at an annual rate equal to the BADLAR Rate plus 400 bps and matured on September 5, 2011. The BADLAR Rate was the interest rate for a 30 to 35 day fixed-term deposit of more than Ps. 1.0 million in Argentine private banks, which is published daily by the Central Bank; and

•         JPMorgan Chase Bank N.A., Sucursal Argentina granted us a loan in an aggregate principal amount of Ps. 24 million (approximately U.S. $6 million) which matured on May 13, 2011 and beared interest at an annual rate of 12%. Accrued interest was payable monthly and principal was repaid in a single installment at maturity.

Short-Term Loans granted by us to certain of our affiliates:

•         Loan granted to Eden in an aggregate principal amount of Ps. 80.0 million (approximately U.S. $20.0 million). This loan was canceled on May 2, 2012;

•         Loan granted to Edelar in an aggregate principal amount of Ps. 31.2 million (approximately U.S. $7.80 million);

•         Loan granted to Edesa in an aggregate principal amount of Ps. 131.3 million (approximately U.S. $32.83 million). This loan was cancelled when Edesa was sold to SIESA; and

•         Loan granted to Edesal in an aggregate principal amount of Ps. 37.5 million (approximately U.S. $9.37 million). This loan was canceled when Edesal was sold to Rovella.

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

In addition, on April 4, 2011, we and Pampa Energía S.A. entered into an agreement pursuant to which the Company would receive a U.S. $ 5 million two-year term loan at an annual rate of 5%. The loan was used to finance several investments of  the Company. This loan was repaid on November 3, 2011.

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

At December 31, 2012, we recorded an allowance of Ps. 37.3 million for the total amount of the loan granted to Edelar, as we consider unlikely that such subsidiary, considering its current cash flows, will comply with payment when due. With the exception of this loan to Edelar, at the date of issuance of this annual report, the other loans have been totally repaid by the subsidiaries.

Furthermore, on November 3, 2011, we granted a loan to Eden for U.S. $3.1 million at an annual rate of 8.50% and final maturity on November 2, 2012, which was used by Eden to pay its management fee to EASA.

Additionally, on July 8, August 5 and December 29, 2011, Eden made payments for Ps. 2.0 million, Ps. 2.5 million and Ps. 1.5 million, respectively, as early repayments  of the loan granted by us, and in February 2012, Eden paid an additional Ps. 60.0 million. On May 2, 2012, Eden canceled the balance due under this loan.

Also, in June 2012 Eden canceled the U.S. $ 3.1 million loan granted by us in November 2011. In April 2012, the Company capitalized in EDELAR’s loan, the interest due and refinanced the loan on the same terms as the original agreement.

On May 10, 2012, the Edesa Sale was carried out, and as part of the transaction, Edesa fully repaid the loan granted by us for a total principal amount of Ps. 131.3 million, plus accrued interest.

On August 29, 2012, the Company signed a loan agreement with Emdersa for an amount of Ps.400 thousand maturing on November 29, 2012. It was granted at a nominal rate of 16%. At the maturity date, the accrued interests were capitalized and the loan was refinanced for a period of six months, under the same conditions.

Also, on November 20, 2012, the Company granted Emdersa loans for a total amount of Ps.1 million, at an annual fixed rate of 16%, with semiannual interest, to be paid in two amortizations due on May 31 and November 20, 2013. As of the date of this annual report, the amount due under this facility was Ps. 266 thousands.

Line of Credit –Edenor –Banco Ciudad Loan

In order to optimize our management of working capital, in August 2011, as part of our line of credit with Banco Ciudad, we received a six-month loan for Ps. 5.8 million, with principal payment at the maturity.  We made monthly interest payments on accrued interest at a fixed annual rate of 14.8%. This loan was paid in full and canceled before its maturity, which was scheduled for February 2014.

Line of Credit – Edenor–Banco de la Provincia de Buenos Aires Loans

In March and June 2011, the company entered into loans for a total aggregate amount of Ps. 22 million, from Banco de la Provincia de Buenos Aires, with principal payments at maturity (March 2012, May 2012 and June 2014). We made monthly interest payments on accrued interest at a fixed annual rate of 14.0%.

As of December 31, 2012 and 2011, the outstanding balance under these loans amounted to Ps. 1.2 million and Ps. 13.9 million, respectively.

Line of Credit – Eden– Banco Nación Argentina – Banco Santander Río.

On February 10, 2012, EDEN entered into a loan agreement of Ps. 60 million with Banco Nación Argentina, with monthly amortization and monthly interest payments at an annual interest rate at Badlar rate plus a spread of 4% and final maturity in February 2014. These funds were applied to the repayment of the financial loan granted by Edenor.

On June 22, 2012, EDEN entered into an overdraft agreement with Banco Santander Rio, the main terms of which are the following: (i) the bank commits to provide financial assistance  up to Ps.35 million which Eden may draw by no more than three requests under the agreement; (ii) the proceeds will be mainly used to refinance working capital; (iii) the final maturity of thefirst two drafts of Ps.5 million each, will be on July 23and August 21, 2012, respectively; and the remaining draft of Ps.25 million, will fall due on February 27, 2013; (iv) the drafts will accrue compensatory interest at an annual nominal rate of 16.50%, 16.75% and 21.75% respectively; and (v) Eden will pay default interest at an annual nominal rate equivalent to 50% of the applicable interest rate.

Short–debt Securities Program – Eden

On April 13, 2012, EDEN Shareholders’ Meeting approved: (i) the creation of a short-term debt securities program of up to Ps.200.0 million (or its equivalent in other currencies) outstanding at any time, in the form of unsecured, subordinated or not, non-convertible into shares, with or without third-party guarantee, short-term corporate notes, promissory notes and/or short-term securities, under the umbrella of the special system of short-term debt securities established in the CNV’s regulations;  (ii) the issuance, under the framework of the Program,  such short-term securities for up to the maximum amount permissible at any time, to be issued in one or more classes and/or series and denominated in pesos and/or in any other currency; and (iii) the application for the registration of this program in the special registry created by the CNV for the purpose of the issuance and public offering (to qualified investors only) of these short-term debt securities.

As of the date of this annual report, such short-debt securities program’s approval by CNV is still pending.

Derivatives Contracts

Management of derivative financial instruments

The Company has carried out transactions with derivative financial instruments with the aim of using them as economic instruments in order to mitigate the risk generated by the fluctuations in the US dollar rate of exchange.

a.       Corporate Notes – Cash flows SWAP

In November 2010, the Company carried out a transaction with a derivative financial instrument with JP Morgan Chase Bank N.A. with the aim of hedging the foreign currency exchange rate of the cash flows and the interest payments to be made under its financial debt transactions.

This instrument provides an economic and financial hedge of the amounts in foreign currency that the Company must pay on the interest payment dates of its financial debt, arising from the Class 9 Fixed Rate Notes for up to US$ 230.3 million, due on April 25, 2011, October 25, 2011, April 25, 2012 and October 25, 2012, in the event of fluctuations in foreign currency exchange rates.

Additionally, in April 2011, the Company carried out a transaction with a derivative financial instrument with Deutsche Bank S.A. with the aim of hedging the foreign currency exchange rate of the cash flows and interest payments arising from the new issuance of Class 9 Fixed Rate Notes for up to US$69.7 million, payable on October 25, 2011, April 25, 2012 and October 25, 2012.

At December 31, 2012, the economic impact of these transactions resulted in a loss of Ps 2.2 million, which has been recorded in the financial expenses account of the Consolidated Statement of Comprehensive Loss.

b.       Forward and Future Contracts

During the years ended December 31, 2012 and 2011, the Company entered into forward and futures contracts in order to mitigate the risk generated by the fluctuations in the US dollar rate of exchange.

As of December 31, 2011, the aforementioned transactions were fully settled. As of December 31, 2012, the Company did not enter into forward and future contracts.

Critical accounting policies and estimates

A summary of our significant accounting policies is included in Note 6 to our Consolidated Financial Statements, which are included elsewhere in this annual report. The preparation of financial statements requires our management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying footnotes. Our estimates and assumptions are based on historical experiences and changes in the business environment. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operation and require management’s most subjective judgments.  Our most critical accounting policies and estimates are described below.

Allowances for the impairment of receivables

The Company is exposed to impairment losses of receivables. Management estimates the final collectability of accounts receivable.

The allowance for the impairment of accounts receivable is evaluated based on the historical level of collections for services billed through the end of each year and collections subsequent thereto. Additionally, Management records an allowance based on an individual analysis of the recoverability of receivable accounts in litigation and of those customers included in the Framework Agreement.

Revenue recognition

Revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. We consider our accounting policy for the recognition of estimated revenue critical because it depends on the amount of electricity effectively delivered to customers which is valued on the basis of applicable tariffs. Unbilled revenue is classified as current trade receivables.

Impairment of long-lived assets

Long-term assets, including identifiable intangible assets, are tested for impairment at the lowest level at which independent cash flows can be identified (cash generating units, or CGU).

The Company’s subsidiaries constitute a cash generating unit as they have a concession area for the distribution of electricity. Consequently, each subsidiary represents the lowest asset disaggregation level that generates independent cash flows.

The Company analyzes the recoverability of its non-current assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of assets, which is measured as the value in use at the end of the year, may be impaired.

The value in use is determined based on projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets considered.

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, opportunity and modality of electricity rate increases and cost adjustment recognition in accordance with the Adjustment Agreement; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred, and; (iv) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

The future increase in electricity rates used by the Company to assess the recoverability of its long-lived assets as of December 31, 2012, is based on the Company’s contractual right derived from the concession contract and the adjustment agreement described in Note No. 2. C. I. of our Consolidated Financial Statements. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the filings made to the regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain measures recently adopted, such as the new fixed and variable charges described in Note 2 of our Consolidated Financial Statements, have also been considered. In light of the aforementioned, the Company’s Management estimates that it is reasonable to expect that new increases in revenues will be obtained as from 2013.

In spite of the current economic and financial situation, the Company has made its projections under the assumption that the electricity rates will be improved according to the circumstances. However, the Company may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made as of the date of this annual report.

In order to contemplate the estimation risk contained in the projection of the aforementioned variables, the Company has considered three different probability-weighted scenarios. Although in all of them an acceptable agreement with the Argentine National Government resulting in gradual tariff increases is assumed, the Company has considered different timing and magnitude of expected VAD increases. The three scenarios consider VAD increases as a result of the RTI process since 2013. These three scenarios can be classified into optimistic, intermediate and pessimistic cash flows depending on the opportunity of the application and magnitude of the expected CMM. The Company has assigned for these scenarios the following percentages of probability of occurrence based primarily on the experience with past delays in the tariff renegotiation process: optimistic scenario: 30%, intermediate scenario: 50%, and pessimistic scenario: 20%.

Based on the above description, the Company has determined that the valuation of property, plant and equipment does not exceed their recoverable amount as of December 31, 2012.

Current and deferred income tax/ Tax on minimum presumed income

In order to determine the income tax provision, it is necessary to make estimates inasmuch as the Company will have to evaluate, on an ongoing basis, the positions taken in tax returns in respect of those situations in which the applicable tax legislation is subject to interpretation. Whenever necessary, the Company is required to make provisions based on the amount expected to be paid to the tax authorities.

When the final taxable result differs from the amounts initially recognized in the provision as a consequence of estimates, such differences will affect both income tax and the determination of deferred tax assets and liabilities.

If the final taxable result differs by 10% from the estimates made, the Company would need to:

•                     Increase the net deferred tax liability by Ps.11.4 million, if the difference was unfavorable; or

•                     Decrease the net deferred tax liability by Ps.11.4 million, if the difference was favorable.

A significant degree of judgment is required to determine the income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact on current and deferred income tax assets and liabilities in the period in which such determination is made.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the low probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. In assessing the realization of deferred tax assets, management considers that it is likely that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

Going concern

The Consolidated Financial Statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that the Company will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications, if there were any, which might be necessary to make if the situation described in Note 1 to our Consolidated Financial Statements is not resolved.

In the years ended December 31, 2012 and 2011, the Company recorded negative operating and net results, with its liquidity level and working capital having been affected as well. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and higher costs recognition (“CMM”), requested in the presentations made until the date of this annual report by the Company in accordance with the terms of the Adjustment Agreement.

It is worth mentioning that the Company has not only maintained the quality of the distribution service but also satisfied the constant year-on-year increase in the demand for electricity that has accompanied the economic growth of recent years. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, the Company has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, such as reducing certain specified costs, selling certain investments, reducing top management personnel’s fees, seeking new financing options, refinancing the financial debt with extended maturity terms and/or deferring the timing for certain estimated capital expenditures; provided that these measures do not affect the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

In this regard, and among other measures, the Company has (i) entered into an agreement with unions in order to grant interim advances, which were included in salaries as from January 2013; (ii) made arrangements and obtained payments in advance by the Federal Government of amounts relating to the Framework Agreement; (iii) collected the total amount of the loans granted to the subsidiary company EDEN, and (iv) sold its shareholding in connection with EDESA’s assets and collected the totality of the loan granted to such subsidiary company.

Furthermore, the Company has made a series of presentations before control and regulatory authorities in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand. In this context and in light of the situation that affects the electricity sector, the ENRE has issued Resolution No. 347/12 (see note 2.c.V to the Consolidated Financial Statements), which establishes the application of fixed and variable charges that have allowed the Company to obtain additional revenue as from November 2012. However, such additional revenue is insufficient to make up the aforementioned deficit due to the constant increase of operating costs and the expectations regarding salary or third-party costs increases for the year 2013.

In view of the foregoing, and given the inefficacy of the administrative and judicial actions pursued and presentations made by the Company, on December 28, 2012, an action for the protection of the Company’s rights (“acción de amparo”) was brought against the ENRE so that the Regulatory Authority, in the performance of its duties, could adopt those measures which, in the Company’s opinion, are not only urgently needed but also essential for the provision of the public service of electricity distribution that the Company is required to provide under the concession agreement on a continuous, regular and safe basis. Specifically, this action was brought not only to abate the ENRE’s unlawful omission, as the Application Authority, to adjust the electricity rate schedule in accordance with the variations recorded in costs, as established in the applicable agreement and the law, thus preventing the Company from receiving, in consideration of the service currently provided, sufficient revenues to face the necessary operating costs and the indispensable and imperative investments to provide the service in a continuous, regular, and, especially, safe manner, but also as a protection against corporate, personal and criminal liability that could eventually arise from the conditions under which the Company is forced to provide the service.

With the aim of maintaining and guaranteeing the provision of the public service, and in order to mitigate the effects of our adverse financial situation, given the aforementioned cash deficit, as from October 2012 the Company found itself forced to partially cancel, on a temporary basis, the obligations with the Wholesale Electricity Market with surplus cash balances after having complied with the commitments necessary to guarantee the provision of the public service, including the investment plans underway and operation and maintenance works. We consider this situation as a transitional measure to be applied until the new regulatory model announced by the National Authorities, aimed at restoring the economic and financial equation of the Concession Agreement, is implemented. In connection with the foregoing, the Company has been ordered by the ENRE and CAMMESA to cancel such debt. In its reply to the ENRE, the Company rejected the Regulatory Authority’s competence to intervene in its commercial issues with third parties, and, in its reply to CAMMESA, the Company stated that the cash deficit that prevents it from canceling the total amount of the debt is a case of force majeure inasmuch as the Company does not have the possibility of approving its electricity rates, but, at the same time, has to maintain the priority given to the operation of the public service.

Should the conditions existing at the date of the Consolidated Financial Statements continue, the Board of Directors believes that the Company’s economic and financial situation will continue to deteriorate and cash flows and operating results for the year 2013, and financial ratios, will be negatively impacted.

Furthermore, the negative results recorded by the Company as of December 31, 2012, require the use of 100% of the Company’s reserves and more than 50% of it’s capital stock. Section 206 of the Commercial Companies Act provides for a compulsory reduction of capital stock when this situation occurs and, therefore this loss of capital stock must be dealt with and resolved by the Company's shareholders.

In light of the foregoing the Company’s Board of Directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of the Company’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action. Nevertheless, the improvement of revenues so as to balance the economic and financial equation of the concession continues to be the most relevant aspect.

The outcome of the overall electricity rate review is uncertain as to both its timing and final form. Therefore, the uncertainties of the year 2011continued during 2012 . Thus if in fiscal year 2013: (i) the new electricity rate schedules are not issued by the ENRE; (ii) the Company is not granted another mechanism to compensate for it’s cost increases, in addition to the revenue obtained as a result of Resolution 347/12 or the funds derived from the PUREE, and/or; (iii) the Company does not obtain from the Federal Government another mechanism that provides it with financing for cost increases, it is likely that the Company will have insufficient liquidity and will therefore be obliged to implement various measures to preserve cash and enhance its liquidity. Additionally, the Company may not assure you that it will be able to obtain additional financing on acceptable terms.  Therefore, should any of these measures, individually or in the aggregate, not be achieved; there is significant risk that such situation will have a material adverse impact on the Company’s operations. Edenor may need to enter into a renegotiation process with its suppliers and creditors in order to obtain changes in the terms of its obligations to ease the aforementioned financial situation.

Given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under the Company’s control, such as the requested electricity rate increases or their replacement by a new remuneration system, the Board of Directors has raised substantial doubt about the ability of the Company to continue as a going concern in the term of the next fiscal year.

Nevertheless, the Consolidated Financial Statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that the Company will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications, if there were any, that might result from the outcome of this uncertainty.

Benefit plans

The liability recognized by the Company is the best estimate of the present value of the cash flows representing the benefit plan obligation at the closing date of the year together with the adjustments for actuarial losses. Cash flows are discounted using the interest rate of high-quality corporate bonds denominated in the same currency in which the benefits will be paid. Such estimate is based on actuarial calculations made by independent professionals in accordance with the projected unit credit method.

ENRE Penalties and Discounts - PUREE

We consider our accounting policy for the recognition of ENRE Penalties and Discounts critical because it depends on the penalizable events which are valued on the basis of management best estimate, at the date of the Consolidated Financial Statements, of the expenditure required to settle the present obligation. The balances corresponding to ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto.

The balances corresponding to the Program for the Rational Use of Electric Power (PUREE) are the best estimate of the expenditure required to settle the present obligation.

Allocation of the purchase price in business combinations

The Company accounts for business combinations by applying the acquisition method, which requires that identifiable assets acquired and liabilities assumed be recorded at their respective fair value at the acquisition date. The determination of the fair values of identifiable assets acquired and liabilities assumed requires management to make estimates and use valuation techniques, including the use of independent appraisers, when the market value is not easily available. The excess of the acquisition cost over the fair value of the net identifiable assets acquired is allocated to goodwill.

If the fair value of the net identifiable assets acquired is higher than their acquisition cost, Management must reassess whether all acquired assets and all liabilities assumed have been properly identified before recognizing a bargain purchase in order to ensure that the measurements properly reflect the consideration of all the available information as from the acquisition date. Once the Company is certain that measurements are appropriate, the resulting gain must be recognized on the acquisition date. The gain is attributed to the acquiring entity.

The valuation assumptions underlying each of these valuation methods are based on the current available information, including discount rates, estimated cash flows, market risk rates and other.

The purchase price allocation is subject to changes during the twelve-month period subsequent to the acquisition date, with the adjustments reflected prospectively. At present, there are no balances related to purchase accounting subject to change. We consider our accounting policy for the valuation of acquisitions critical because the judgments made to determine the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired may impact the value of the asset or liability, including the impact on deferred taxes, the respective amortization periods and ultimately net income (loss). Therefore, the use of other valuation methods, as well as other assumptions underlying these valuation methods, could impact the determination of our financial position and results of operations.

On March 4, 2011, our Board of Directors approved an offer from the Company’s indirect controlling company Pampa Energía. As a consequence, Edenor was appointed by Pampa as the acquiring party under the Pampa-AEI Agreement. Therefore, on March 4, 2011, we acquired from AEI Utilities, S.L. (“AEIU”) (i) 182,224,095 common shares of Emdersa representing 77.19% of Emdersa’s capital stock and votes (“Emdersa’s Shares”), (ii) 2 common shares of Empresa Distribuidora de San Luis S.A. (“Edesal”) representing 0.01% of Edesal’s capital stock and votes, (iii) 600 common shares of Emdersa Generación Salta S.A. (“EGSSA”)  representing 0.02% of EGGSA’s capital stock and votes, (iv) 1 common share of Empresa Distribuidora de Electricidad de la Rioja S.A. (“EDELAR”) representing 0.01% of EDELAR’s capital stock and votes, (v) 1 common share of Empresa de Sistemas Eléctricos Abiertos S.A. (“ESED”) representing 0.01% of ESED’s capital stock and votes, (all of the shares mentioned in items (ii) through (v) hereinafter referred to as the “Residual Shares”) and (vi) 29,118,127 common shares of AESEBA S.A. representing 99.99% of AESEBA’s capital stock and votes (“AESEBA’s Shares”). The price paid by us for the aforementioned assets amounted to U.S. $ 90 million for Emdersa’s Shares and the Residual Shares acquired from AEIU and to U.S. $50 million for AESEBA’s Shares acquired from AEIU.

Within the framework of the offer made by Pampa and accepted by us, the parties additionally agreed that if within 3 years following acquisition date of Emdersa’s Shares, the Residual Shares and AESEBA’s Shares, we sold either totally or partially any of such shares, Pampa would be entitled to receive from the Company a payment equivalent to 50% of the amount received for the sale thereof in excess of the amount paid to AEIU for any of such Shares (Emdersa’s Shares and/or Residual Shares and/or AESEBA’s Shares).

In compliance with current regulations, we formally consulted the CNV about the steps to be followed with regards to the public offering for the acquisition of Emdersa’s Shares that we are required to make to Emdersa’s minority shareholders due to the change in Emdersa´s control and in accordance with the provisions of the Capital Markets Law and the CNV’s regulations.

The acquisitions have been recorded in accordance with the purchase method on the basis of the fair value measurements of the acquired assets and liabilities.

The consideration paid, the amount of the net acquired assets recognized at the acquisition date and the generated gain are as follows:

$
Consideration:
Cash	(561,953)
Consideration transferred	(561,953)
Fair value of net assets acquired	996,912
Gain burgain purchase	434,959

In addition, under IFRS the excess of the fair value of the net assets acquired, including those recognized in the reassessment of the purchase price allocation, over the consideration paid and the non-controlling interest has been considered as a gain in bargain purchase, because the seller had started a process for divesting its net assets in the region and, consequently, it sold them at values lower than their respective fair value.

This gain from acquisition of companies is included in the consolidated statement of comprehensive loss.

The fair value of the assets acquired and liabilities assumed, recognized at the date of acquisition, as well as the fair value of the non-controlling interest are as follows:

Fair value
Cash and cash equivalents	119,042
Property, plant and equipment	1,120,925
Intangible assets	760,479
Inventories	4,256
Trade receivables	255,260
Other receivables	84,649
Trade payables	(257,770)
Borrowings	(450,018)
Deferred tax liability	(78,845)
Other liabilities	(331,026)
Net assets	1,226,952
Non-controlling interests	(230,040)
Net assets acquired	996,912

Assets available for sale

As a consequence of the tariffs delay, and with the aim of mitigating unfavorable financial and economic aspects, the Company considered the disposition of certain subsidiaries. In this context, it has decided to sell certain subsidiaries with the consequent loss of control. In accordance with IFRS, when the following criteria are met (even if the entity retains a non-controlling interest in its former subsidiary after the sale), the Company will classify all the associated assets and liabilities as available for sale:

                     i.                        Its carrying amount will be recovered mainly through a sale transaction, rather than by its continued use.

                    ii.                        It must be available, in its current conditions, for immediate sale, subject exclusively to the usual terms for the sale of this subsidiary.

                  iii.                        Its sale must be highly probable, for which purpose management must be committed to a plan to sell, and an active program to locate a buyer and complete such plan must have been initiated. Moreover, the sale of the subsidiary must be actively negotiated at a sale price reasonable in relation to its present fair value. Furthermore, it must be expected that the sale will comply with the conditions to be recognized as a completed sale within a year of classification as held for sale (unless the delay is caused by events or circumstances that are not under the entity’s control, and sufficient evidence exists that the entity is still committed to its plan to sell the subsidiary), and the actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn.

The assets and liabilities associated to those subsidiaries that the Company intends to sell, which comply with the aforementioned conditions, were reclassified in a single line item within current assets and current liabilities, denominated “Assets of disposal groups classified as held for sale” and “Liabilities of disposal groups classified as held for sale”, respectively. In addition, these assets and liabilities have been valued at the lower of carrying amount or fair value less costs to sell, recognizing a loss when the first value is higher than the second.

Measurement on fair value less costs to sell implies assumptions that are determined based on current available information, such as offers, if any, and market conditions.

 Contingencies and provisions for lawsuits

The Company is a party to several complaints, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or compensation. The Company’s potential liability with respect to such claims, lawsuits and legal proceedings may not be accurately estimated. Management, with the assistance of its legal advisors (attorneys), periodically analyzes the status of each significant lawsuit and evaluates the Company’s potential financial exposure.  If the loss deriving from a complaint or legal proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded.

Provisions for contingent losses represent a reasonable estimate of the losses that will be incurred, based on the information available to management at the date of the financial statements preparation, taking into account the Company’s litigation and settlement strategies. These estimates are mainly made with the help of legal advisors. However, if the management’s estimates proved wrong, the current provisions could be inadequate and result in a charge to profits that could have a material adverse effect on the statements of financial position, comprehensive income, changes in equity and cash flows.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2012 and 2011.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual liabilities and commitments as of December 31, 2012.  Peso amounts have been translated from U.S. Dollar amounts at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2012 of Ps. 4.918 to U.S. $1.00.

	Payments due by period
	Total	Less than 1 year	1‑3 years	4‑5 years	More than 5 years
	(in millions of Pesos)
Long term debt obligations and commercial debt obligations (1)	Ps.4,082.2	1,457.0	171.9	561.8	1,891.4
Accrued fines and penalties(2)	662.0	45.0	617.0	—	—
Financial assistance fees(3)	12.2	12.2	—	—	—
Operating leases(4)	53.2	16.7	31.6	4.9	—
Capital expenditures(5)	—	—	—	—	—
Total	Ps.4,809.6	Ps. 1,530.9	Ps. 820.5	Ps. 566.7	Ps. 1,891.4

_______________________

(1)                 Includes amortization of principal and interest payments. All of our financial indebtedness is unsecured. None of our financial indebtedness is guaranteed.  See “—Debt” in this section for a broader description of our financial debt.

(2)                   Includes adjustments made to reflect the ratification of the Adjustment Agreement.  We were required to make an adjustment to a portion of our accrued fines and penalties totaling (i) Ps. 47.0 million to reflect the increase to our VAD pursuant to the Adjustment Agreement and the May 2006 CMM and (ii) Ps. 17.2 million and Ps. 18.1 million to reflect the CMM adjustment for the years ending December 31, 2008 and 2007, respectively.  In addition, pursuant to the terms of the Adjustment Agreement, the Argentine government agreed, subject to the fulfillment of certain conditions, to forgive, upon the completion of the RTI, approximately Ps. 71.4 million of our accrued fines and penalties and allow us to pay the balance of these fines and penalties in semi-annual installments over a 7-year period commencing 180 days after the RTI comes into effect.  Because the Adjustment Agreement was not ratified until January 2007, we have recalculated the amounts of accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement as well as the amounts subject to forgiveness.  See “Business—Our Concession—Fines and Penalties.”

Fees payable under our financial services agreement with EASA, our controlling shareholder.  This agreement expired in 2010 and was renewed for a five-year period.  See “Related Party Transactions—Financial Services Agreement with EASA.”

(3)                 Represents our minimum required lease payments.

(4)                 Our concession does not require us to make any specified amount of capital expenditures, but requires us to meet certain quality and other service standards.  See “—Liquidity and Capital Resources—Capital Expenditures.”

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

Directors and alternate directors serve for one-year periods, indefinitely renewable.Our directors and alternate directors are as follows:

Name	Position	Age	Year of appointment (class electing director)
Ricardo Torres	Chairman	55	2013 (Class A)
Gustavo Mariani	Vice Chairman	42	2013(Class A)
Pablo Díaz	Director	45	2013 (Class A)
Marcos Marcelo Mindlin**	Director	48	2013 (Class A)
Maximiliano Alejandro Fernández*	Director	52	2013 (Class A)
Eduardo Llanos*	Director	68	2013 (Class A)
Edgardo Alberto Volosín	Director	59	2013 (Class A)
Emmanuel Alvarez Agis*	Director	31	2013 (Class B/C)
Patricia Charvay *	Director	30	2013 (Class B/C)
Marcela Sacavini*	Director	27	2013 (Class B/C)
Victoria Von Storch*	Director	35	2013 (Class B/C)
Valeria Martofel*	Director	34	2013 (Class B/C)
Diego Martín Salaverri	Alternate Director	48	2013 (Class A)
Jaime Barba	Alternate Director	49	2013 (Class A)
Damian Miguel Mindlin **	Alternate Director	46	2013 (Class A)
Leandro Montero	Alternate Director	37	2013 (Class A)
Daniel Flaks	Alternate Director	48	2013 (Class A)
Mariano Batistella	Alternate Director	30	2013 (Class B/C)
Diana Mondino*	Alternate Director	54	2013 (Class A)
Eduardo Setti*	Alternate Director	[ ]	2013 (Class B/C)
Edgardo Ruibal *	Alternate Director	39	2013 (Class B/C)
Diego Leiva *	Alternate Director	37	2013 (Class B/C)
Eduardo Endeiza *	Alternate Director	37	2013 (Class B/C)
Pablo Martínez Burket*	Alternate Director	47	2013 (Class B/C)

______________________

*      Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

**    The following family relationships exist within the board of directors: Marcos Marcelo Mindlin and Damián Miguel Mindlin are brothers.

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

Pablo Díaz was born on June 26, 1957. Mr. Díaz has been member of our board of directors since 2012. Previously he has served as alternate director.  Mr. Díaz currently serves as an advisor to the president of Grupo Dolphin S.A.  He also serves as an alternate director at Transba S.A. and a Director of Inversora Ingentis S.A., Inversora Nihuiles S.A., Inversora Diamante S.A., Pampa Participaciones II S.A., Central Térmica Güemes S.A., Corporación Independiente de Energía S.A., Hidroeléctrica Diamante S.A., Hidroeléctrica Nihuiles S.A., Citelec S.A. and Transener S.A.  Previously, he was an Advisor at the Argentine Undersecretary for Electrical Energy (Subsecretaría de Energía Eléctrica) and has held various positions in the electricity industry.

Gustavo Mariani was born on September 9, 1970. He has been a member of our board of directors since November 2005 and was reelected as a director in 2012.  Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and also served as an investment portfolio manager.  He currently serves as Director of Grupo Dolphin S.A., Dolphin Energía S.A., Dolphin Finance S.A, Electricidad Argentina S.A., Edenor, HINISA, HIDISA, Inversora Nihuiles S.A, Inversora Diamante SA, Enron Pipeline Company Argentina S.A., TGS, Compañía de Inversiones de Energía S.A., Central Térmica Güemes, IEASA S.A., Transelec Argentina S.A., Loma de la Lata, Pampa Participaciones S.A., Pampa Real Estate S.A., Comunicaciones y Consumos S.A., Compañía Buenos Aires S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Inversora S.A., Inversora Ingentis S.A., Central Piedra Buena, Corporación Independiente de Energía S.A., Petrolera Pampa S.A., Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Generación S.A., Central Hidroeléctrica Lago Escondido S.A., and Bodega Loma de la Lata S.A., and as alternate director of Citelec, Transba, Préstamos y Servicios S.A. y Grupo ST S.A.  Mr. Mariani holds a degree in Economics from the Universidad de Belgrano and a Masters degree in Business Administration from the Universidad del CEMA.

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

Edgardo Alberto Volosín was born on May 18, 1953. He has been a member of the board of directors of Edenor since 2005.  In addition, Mr. Volosín served as Director of Human Resources and Legal Affairs of Edenor since our privatization in 1992 through July 2002 and as Director of Corporate Affairs since August 2002. Since 2012 he has served as Chief Executive Officer at Edenor.  Mr. Volosín holds a degree in Law from the Universidad de Belgrano in Buenos Aires.

Emmanuel Alvarez Agis was born on May 9, 1981. Mr. Alvarez Agis has been a member of our board of directors since 2012. He is also director of Pampa and Transener. He holds a degree in Economics from the Universidad de Buenos Aires.

Patricia Charvay was born on November 9, 1982.  She has been a member of our board of directors since 2012.  She is also director of Sectorial Development of the Ministry of Economy and Public Finances. She holds a degree in Economics from the Universidad de Buenos Aires.

Marcela Sacavini was born on September 23, 1985. He has been a member of our board of directors since 2013.

Victoria Von Storch was born on November 7, 1977.  He has been a member of our board of directors since 2013.

Valeria Martofel was born on January 18, 1979.  He has been a member of our board of directors since 2013.

Diego Martín Salaverri was born on August 7, 1964. He has been a member of our board of directors since June 2006.  He is a founding partner of the Argentine law firm of Errecondo, Salaverri, Dellatorre, González & Burgio.  He earned a degree in law in 1988 from the Universidad Católica Argentina, Buenos Aires.  He is member of the board of directors of Edenor, Estancia María S.A. and ARPHC S.A. He is also a member of the supervisory committee of Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Grupo Dolphin Holding S.A., Dolphin Finance S.A., Orígenes Seguros de Retiro S.A., Socotherm Américas S.A., Compañía de Inversiones en Energía S.A., TGS, and Grupo ST S.A. Until 2007, he was a member of the board of directors of EASA.  Mr. Salaverri resigned from his position as director of EASA at the November 14, 2007 meeting of the board of directors of EASA.  Mr. Salaverri is also an alternate member of the statutory audit committee of GSF S.A. and Partners I S.A

Jaime J. Barba was born on October 14, 1963.  He has been a member of our board of directors since 2009.  Mr. Barba also served as legal manager and secretary of the board of directors at Edenor, since April 2012 Mr. Barba serves as Director of Corporate Affairs of Edenor.  In addition, he is a director and member of the executive committee at CAMMESA, and a member of the supervisory committees at Petropack S.A. and SACME.  Between 1996 and 2004 he worked in various positions at EDEERSA (Empresa Distribuidora de Energía Entre Rios SA).  Mr. Barba holds a degree in law from the Universidad Nacional del Litoral and a master’s from the Direct Development Program at IAE.

Damián Miguel Mindlin was born on January 3, 1966.  He has been a member of our board of directors since November 2005 and was reelected as a director in 2012.  Mr. Mindlin joined Grupo Dolphin in 1991 as a shareholder and a director.  Since November 2003, Mr. Mindlin has served as Investment Portfolio Manager of Grupo Dolphin.  Additionally, he currently serves as director of Edenor, Grupo Dolphin S.A., Dolphin Energía S.A., Dolphin Finance S.A., Electricidad argentina S.A., IEASA S.A., CAM S.A., HINISA, HIDISA, Transelec Argentina S.A., Pampa Participaciones S.A., Pampa Real Estate S.A., Comunicaciones y Consumos S.A., Préstamos y Servicios S.A., Powerco S.A., Central Térmica Güemes, Inversora Diamante S.A., Inversora Nihuiles S.A., Central Piedra Buena, Corporación Independiente de Energía S.A., Compañía Buenos Aires S.A., Dolphin Créditos S.A., Dolphin Créditos Holding.S.A., Dolphin Inversora S.A., Petrolera Pampa S.A, Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Generación S.A., Pampa Inversiones S.A., Central Hidroeléctrica Lago Escondido S.A., Bodega Loma de la Lata S.A., Emdersa S.A., Empresa Distribuidora de Salta S.A., Empresa Distribuidora de La Rioja S.A., Empresa Distribuidora de San Luis S.A. and Esed S.A.

Leandro Carlos Montero was born on February 11, 1976.  Mr. Montero has been a member of our board of directors since 2012. He is the chief financial officer of Edenor and previously served in the investment group of Pampa Energía S.A.   Prior to joining Pampa Energía in 2008, Mr. Montero held various positions in the Administration and Finance areas of Pampa Energía and Petrobras Argentina S.A., both public and SEC-listed companies.  Mr. Montero worked at Ernst & Young - Pistrelli, Henry Martin y Asociados in the Advisory and Auditing Division.  Mr. Montero holds a degree in Public Accounting from the Universidad de Buenos Aires and a Master degree in Business Administration from the Instituto de Altos Estudios Empresariales (IAE), school of business of the Universidad Austral.

Mariano Batistella:  was born on July 31, 1982. He has been a member of our board of directors since 2012. He joined Pampa Energía, Edenor's parent company, in 2006. He currently works as Investor Relations Officer, Planning Manager and Special Projects Manager of Pampa Energía. Prior to joining Pampa, Mr. Batistella worked in investment banking at Goldman Sachs. Mr. Batistella holds a degree in business administration from the Universidad de San Andres in Argentina and has a postgraduate degree in finance from the same institution

Diana Elena Mondino was born on August 8, 1958.  Ms. Mondino has been an alternate director of Edenor since 2012.  She is also a director of ISE, an agribusiness company based in Argentina.  Previously, she was based in New York, as Regional Head for Latin America for Standard & Poor’s Credit Market Services, reporting to the executive vice president.  Before joining Standard & Poor’s, she was one of the principal and founding members of the leading credit rating agency in Argentina which Standard & Poor’s acquired in 1997.  Previously, Ms. Mondino held various advisory positions in finance, marketing and strategic planning for various companies and was Dean of Studies for the MBA program at CEMA-Buenos Aires.  Ms. Mondino holds an MBA from IESE in Spain.  She received a B.A. in Economics from the University of Cordoba, Argentina.

Eduardo Setti:  was born on. She has been a member of our board of directors since 2013.

Edgardo Ruibal: was born on 1974. He has been a member of our board of directors since 2012.

Diego Leiva: was born on 1976. He has been a member of our board of directors since 2012.

Eduardo Endeiza: was born on 1976. He has been a member of our board of directors since 2012.

Pablo Martínez Burket:   was born on 1966. He has been a member of our board of directors since 2012.

Daniel Eduardo Flaks was born on November 19, 1964.  Mr. Flaks has been a member of our board of directors since 2012. He joined Edenor in 1993. Between 1993 and 2003, Mr. Flaks served as department head and assistant manager in the areas of San Justo and Olivos. Between 2003 and 2006, he worked first as business manager and later as operations manager of the areas of Olivos and Pilar. Between 2006 and 2010, he worked as manager of distribution, responsible for directing, coordinating and controlling the technical and commercial operations of Edenor relating to the operation of the high, medium and low voltage facilities, control centers and commercial operations referring mainly to the attention of customers and the relationship with municipal governments and the ENRE. He currently serves as technical director of Edenor. Between 1993 and 1998, he was assistant professor of electrical power systems at Universidad Tecnológica Nacional. Mr. Flaks has a degree in electrical engineering from the Universidad Tecnológica Nacional and holds an MBA from the Universidad del Salvador in Argentina.

Compensation

Our board of directors does not have a compensation or remuneration committee.  The aggregate remuneration paid to the members and alternate members of our board of directors, the members and alternate members of our supervisory committee and our senior management during 2012 was Ps. 2.4 million, Ps. 0.2 million and Ps. 22.3 million, respectively.

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

On November 29, 2012, the Argentine Government enacted law No. 26,831 (the “Capital Markets Law”) which revokes law No. 17,811 and Decree No. 677/01. However, Capital Markets Law took most of the provisions established in those regulations. The Capital Markets Law was enacted with the aim of creating an adequate legal framework to strengthen the level of protection of investors in the market.  Other objectives of the Capital Markets Law were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient distribution of savings and good practices in the administration of corporations.

The Capital Markets Law imposes the following duties on members of the board of directors of Argentine public companies:

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

Audit Committee

Pursuant to the Capital Market Laws and CNV rules, Argentine public companies must appoint a comité de auditoría (audit committee) composed of at least three members of the board of directors, a majority of which must be independent in accordance with the criteria set forth by Argentine law.

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

•         evaluating plans and performance of the internal audit, and

•         supervising the operations of the complaints channel.

The members of our audit committee are:

Name	Position	Class electing member
Eduardo Llanos (1)	Member	Class A
Maximiliano Alejandro Fernández(1)	Member	Class A
Valeria Martofel (1)	Member	Class B/C

(1)                       Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934.

Senior Management

The following table sets forth information regarding our senior management:

Name	Current Position	Age
Ricardo Torres	Chairman	55
Edgardo Alberto Volosin	Chief Executive Officer	59
Leandro Carlos Montero	Chief Financial Officer	37
Daniel Eduardo Flaks	Technical Director	48
Eduardo Maggi	Director of Operations	57
Jaime Javier Barba	Director of Corporate Affairs	49
Gerardo Tabakman	Director of Information Technology and Telecommunications	38
Victor Augusto Ruiz	Principal Accounting Officer	52

Eduardo Maggi was born on December 31, 1955. Mr. Maggi was appointed director of operations of Edenor in 2001.  Mr. Maggi currently serves as a director of SACME, which is responsible for the management of regional high-voltage distribution in the greater Buenos Aires metropolitan area and for coordinating, controlling and supervising the operation of the generation, transmission and sub-transmission network in the City of Buenos Aires.  Previously, Mr. Maggi served as director of operations of two of Edenor’s operation areas, San Martín and Morón.  Mr. Maggi began his career at Edenor as a technical manager.  Mr. Maggi received a degree in engineering from the Universidad Tecnológica Nacional and an MBA from the Universidad del Salvador y Deusto in Spain.

Gerardo Tabakman was born on January 22, 1975. He is Director of Information Technology and Telecommunications of Edenor since April 2012. He has also served as Manager of Edenor area between September 2011 and April 2012. Previously, he served as Manager of Systems in Pampa Energía, between February 2008 and September 2011, and Accenture, where he worked from June 1997 to February 2008. Mr. Tabakman has a degree in Business Administration from the Universidad de Buenos Aires and an MBA in Management Development Program from the Instituto de Altos Estudios Empresariales (IAE), school of business of the Universidad Austral.

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

The members and alternate members of our supervisory committee are:

Name	Position	Year of appointment (class electing member)

José Daniel Abelovich(1)	Member	2012 (Class A)
Damián Burgio	Member	2012 (Class A)
Jorge Roberto Pardo(1)	Member	2012 (Class B/C)
Santiago Dellatorre	Alternate member	2012 (Class A)
Marcelo Fuxman(1)	Alternate member	2012 (Class A)
Fernando Sanchez(1)	Alternate member	2012 (Class B/C)

_______________________

(1)      Independent under Argentine law.

José Daniel Abelovich was born on July 20, 1956.  He has been a member of our supervisory committee since June 2006.  Mr. Abelovich is a founding partner of Abelovich, Polano & Asociados/Nexia International, an auditing firm. Previously, he served as Manager of Coopers & Lybrand and as Senior Consultant to the World Bank in Argentina.  He currently serves  as statutory auditor of BHH Sociedad de Inversión S.A., Compañía Buenos Aires S.A., Dolphin Créditos Holding S.A., Dolphin Créditos S.A., Energía Distribuida S.A., Powerco S.A., Electricidad Argentina S.A., HINISA, HIDISA, Pampa Generación S.A.,  Petrolera Pampa S.A., Central Térmica Güemes, Edenor, Emdersa Generación Salta S.A., Emdersa Holdings S.A., Agropoly S.A.,  Alto Palermo S.A., BHN Seguros Generales S.A., BHN Vida S.A., Cactus Argentina S.A., Cresud SACIF y A, Cyrsa S.A., Dolphin Inversora S.A., E-Commerce Latina S.A., Empalme S.A., Emprendimiento Recoleta S.A., Exportaciones Agroindustriales Argentinas S.A., Fibesa S.A., Futuros y opciones.Com S.A., FYO Trading S.A., Grupo Dolphin S.A.,  Inversora Bolívar S.A., IRSA Inversiones y Representaciones S.A., Llao – Llao Resorts S.A., Nuevas Fronteras S.A., Palermo Invest S.A., Panamerican Mall S.A., Patagonian Investment S.A., Quality Invest S.A., Alto Palermo S.A. (SAPSA), Shopping Neuquén S.A., Solares de Santa María S.A., and Tarshop S.A.  Mr. Abelovich holds a degree in Public Accounting from the Universidad de Buenos Aires.

Damián Burgio: Mr. Burgio has a degree in law from the Universidad Católica Argentina.  He has been a member of our supervisory committee since June 2012.

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

Marcelo Fuxman was born on November 30, 1955.  He has been a member of our supervisory committee since June 2006.  Mr. Fuxman is a partner of Abelovich, Polano & Asociados/ NEXIA INTERNATIONAL,  an auditing firm, and managing partner of Real Estate Investments S.R.L.  He currently serves as Director of Agencia Marítima Bluemar S.A. and Agra Argentina S.A., and as a statutory auditor of Agro Investment S.A., BHN Sociedad de Inversión S.A., Pampa Real Estate S.A , Agropoly S.A.,  Agropecuaria Cervera S.A., BHN Seguros Generales S.A., BHN Vida S.A., Comercializadora Los Altos S.A., Credud SACIF y A, Cyrsa S.A., E- Commerce Latina S.A., Empalme S.A., Emprendimiento Recoleta S.A., Fibesa S.A., Futuros y Opciones.Com S.A., FYO Trading S.A., Inversiones Ganaderas S.A., Inversora Bolívar S.A., IRSA Inversiones y Reparaciones S.A., Llao-Llao Resorts S.A., Nuevas Fronteras S.A., Palermo Invest S.A., Panamerican Mall S.A., Patagonian Investment S.A., Quality Invest S.A., Shopping Alto Palermo S.A., Shopping Neuquén S.A., Solares de Santa María S.A., Tarshop S.A. and Powerco S.A.  and as alternate member of the statutary audit committee of, Compañía Buenos Aires S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Myland S.A., Pampa Generación S.A., Petrolera Pampa S.A., Alto Palermo S.A., Cactus Argentina S.A., Dolphin Inversora S.A., Grupo Dolphin S.A. and Central Térmica Güemes, Electricidad Argentina S.A., Hidroeléctrica Diamante S.A. and Edenor.  Mr. Fuxman holds a degree in Public Accounting from the Universidad de Buenos Aires.

Fernando Sanchez was born on June 24, 1962. He has been a member of our supervisory committee since 2011. He currently serves as an officer of Sindicatura General de la Nación en la Gerencia de Fiscalización de Empresas, Sociedades y Entidades Financieras. He is also the Consultant Corporate Trustee in Consultatio S.A., in Talleres Navales Darsena Norte S.A.C.I.yN., and in Nacion Servicios S.A. Mr. Sanchez is a CPA and has a Bachelor of Administration degree from the University of Buenos Aires.

Employees

As of December 31, 2012, Edenor had 2,929 full-time employees and Eden had 727 full time employees. As of December 31, 2011, Edenor had 2,822 full-time employees and Eden had 740 full time employees.

As of December 31, 2012, approximately 83% of our full-time employees were subject to two collective bargaining agreements.  After our privatization, we implemented an employee reduction plan to reduce the number of employees from 6,368 employees at the time of the privatization.  The employee reductions were primarily effected through an early retirement program.  In addition, we implemented an early retirement plan for employees who had already contributed the retirement payments required by law and had less than five years before retirement, offering them monthly payments of 80% of their pre-retirement net salary.  Access to this plan is conditioned upon our own approval and the prior separation from us pursuant to a contract signed before the Argentine Ministry of Labor and Social Security or before a public notary according to the legal requirements.  In July 1995, we signed two collective bargaining agreements with Sindicato de Luz y Fuerza and Asociación del Personal Superior, the two unions that represent our employees, which are currently in force pursuant to collective bargaining agreements 817/06 “E” (LYF)  y  805/06 “E” (APSEE).  The union agreements have a commission to interpret the agreements and analyze claims and unresolved issues that arise in our daily activities.  The most common issues that arise are related to changes to employment categories, relocation of employees, detailed situations with personnel and the analysis of the suitability of different technological advances.  In case of dispute and lack of agreement between the parties, a mediation or arbitration procedure is available. Currently, our relations with the unions are stable.  However, we cannot guarantee that we will not experience any conflicts with our employees in the future, including with our unionized employees in the context of future negotiations of our collective bargaining agreements, which could result in events such as strikes or other disruptions that could have a negative impact on our operations. On February 26, 2013, the Company, the Ministry of Labor, the Economic Policy and Development Planning Secretariat of the Economy Ministry, the Management Coordination and Control Under-Secretariat of the Federal Planning Ministry, the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union) and other companies of the electric power sector entered into a salary agreement for a term of eighteen months which establishes a 18% increase as from January 2013, a 5% non-cumulative increase as from June 2013 and a 7% cumulative increase as from January 2014.

We have outsourced a number of activities related to our business to third party contractors in order to achieve a lower and more flexible cost base and to provide us with the ability to respond more quickly to changes in our market.  During 2011, several contractors have subscribed collective bargaining agreements with the production union, and their employees have acquired benefits similar to our employees. Edenor had approximately 2,777 third-party employees under contract as of December 31, 2012, 2,704 as of December 31, 2011 and 2,682 as of December 31, 2010.  Eden had approximately 307 third party employees under contract as of December 31, 2012, and 300 as of December 31, 2011. We calculate our need for third-party employees based on our number of employees and the needs that arise in order to provide an adequate service. We only pay for services of third-party employees on the basis of services actually rendered.  Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that, if conflicted, contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances. As of December 31, 2012 contractors’ employees were seeking indemnification from us for an aggregate amount of Ps. 70.0 million, and as of December 31, 2011, the amount was Ps. 53.0 million. As of December 31, 2012, based on legal advice, we have recorded allowances for an aggregate amount of Ps. 27.7 million to cover the liabilities we may have in connection with such claims.

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

Item 7.         Major Shareholders and Related Party Transactions

The following table sets forth information relating to the ownership of our common shares as of the date of this annual report.

	Class(1)	Shares	Percent Ownership
Electricidad Argentina S.A.(2)	A	462,292,111	51.0%
Employee Stock Participation Program	C	1,952,604	0.2%
Public	B	154,798,798	17.1%
Pampa Inversiones	B	34,999,534	3.9%
ANSES(3)	B	242,999,553	26.8%
Treasury Shares	B	9,412,500	1.0%
Total		906,455,100	100.0%

_______________________

(1)           Each class of shares entitles holders to one vote per share.

(2)           All of our Class A common shares have been pledged to the Argentine government to secure our obligations under our concession and cannot be transferred without the prior approval of the ENRE.  See “Item 4. Information on the Company—Business Overview —Our obligations.” Electricidad Argentina S.A. (EASA) is an Argentine corporation wholly owned by Dolphin Energía and IEASA.  Dolphin Energía holds 90% of the voting stock and 92.3% of the total outstanding stock of EASA, and IEASA holds the remainder.  Pampa Energía S.A. currently owns 100% of the capital stock of Dolphin Energía and IEASA.

(3)           On November 20, 2008, the Argentine Congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the ANSES and eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES.  These transferred assets included 242,999,553 of our Class B common shares, representing 26.8% of our capital stock.  The ANSES is subject to the same investment rules, prohibitions and restrictions that were applicable to the Argentine private pension funds under the retirement savings system, except as described in the following sentence.  On April 12, 2011, the Executive Power issued Emergency Decree No. 441, which annulled the restrictions under Section 76(f) of Law No. 24,241 on the exercise of more than 5% of the voting power in any local or foreign company, such as us, in any meeting of shareholders, irrespective of the actual interest held in the relevant company’s capital stock.  The annulment of the restrictions under Section 76(f) of Law No. 24,241 came into effect on April 14, 2011.  As of such date, ANSES may exercise its voting power in any local or foreign company, such as us, based on the actual interest held in the relevant company’s capital stock.

All of our shares have the same voting rights. As of December, 31 2012, there was one resgistered shareholder of our ADSs in the United States and 3,921,334 of our ADSs were outstanding. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are residents. We have no information concerning holders with registered addresses in the United States that hold our shares not represented by ADSs.

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

Acquisition by Pampa Energía S.A.  (Formerly Pampa Holding S.A.)

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

The former shareholders of Dolphin Energía and IEASA, Messrs. Marcos Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, are the controlling shareholders of Grupo Dolphin and are managers of Pampa Energía S.A., an Argentine public company with a market capitalization (net of repurchases) of U.S. $181 million as of December 31, 2011. Pampa Energía S.A. was acquired in November 2005 by certain principals of Grupo Dolphin to serve as a corporate vehicle for private equity investments in Argentina. Through companies under their control, Messrs. Marcos Marcelo Mindlin, Damián Mindlin and Gustavo Mariani currently control approximately 22.77% of the common stock of Pampa Energía S.A.  In addition, Messrs. Marcos Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, together with Pampa Energía S.A.’s chief executive officer Mr. Ricardo Alejandro Torres, hold warrants to purchase, in the aggregate, approximately 22.5% of the common stock of Pampa Energía S.A. (on a fully diluted basis). The board of directors of Pampa Energía S.A. consists of nine directors, of which five are affiliated with Grupo Dolphin, including Mr. Marcelo Mindlin, who serves as chairman of the board of directors, Damián Mindlin and Gustavo Mariani, members of the board of directors.  The principal executive officers of Pampa Energía S.A., excluding its chief executive officer, are also affiliated with Grupo Dolphin.

In addition to its indirect stake in us, Pampa Energía S.A. currently owns several investments in the Argentine electricity sector, including a 50% interest in the controlling shareholder of the principal electricity transmission company in Argentina, Transener and controlling stakes in six generation plants located in the Buenos Aires, Salta, Mendoza and Neuquén provinces (Central Piedra Buena S.A., Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A., Central Térmica Güemes S.A., EGSSA and Loma de la Lata S.A.).

Share Buy-Back Program

On October 23, 2008, we launched a tender offer in Argentina for our Class B common shares at a purchase price of Ps. 0.65 per share 400,000 Class B common shares were validly tendered and purchased pursuant to the offer.

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

RELATED PARTY TRANSACTIONS

Financial Services Agreement with EASA

On April 4, 2006, we entered into a Financial Services Agreement with EASA pursuant to which EASA shall provide us with advisory services, as well as services related to the potential development of new lines of business compatible with our corporate objectives.  The services to be performed by EASA include providing assistance and advice in respect of our financial performance, our finance management team and our financial decision‑making process, our engagement of financial advisory services firms and the development of new financial products, the restructuring of our commercial and financial debt, feasibility, profitability and implementation of new businesses, hedging and derivatives strategies, relationship with foreign and local financial institutions, financial aspects of tariffs renegotiation and concession contract process and our annual budget.

The term of the agreement is five years from September 2005, with each party having the right to terminate it at any time without cause with 60 days prior notice. The consideration to be received by EASA is U.S. $2 million per year, plus Argentine value added tax, and is payable in advance in October of each year, or as otherwise agreed by the parties. The Board of Directors of both EASA and us has approved the agreement, and our audit committee has indicated that the agreement was entered into on a commercial arms’ length basis. The payment related to the first year of services was made on April 19, 2006.

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

Technical Assistance Agreement between Emdersa, Eden and EASA.

As of March 4, 2011, as a consequence of the acquisition of AEIServicios by Pampa Energía, we ceded the total of the rights and obligations arising from the technical assistance agreement formerly in effect among Emdersa Eden and AEIServicios to Electricidad Argentina S.A. (“EASA”).

As of January 9, 2012, due to the sale of Emdersa’s subsidiaries, the agreement with EASA has been cancelled.

As of February 27, 2013, due to the sale of Eden, the agreement with EASA has been cancelled.

Loans with subsidiaries and related companies

See “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Debt.”

Item 8.         Financial Information

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

Legal Proceedings

In the normal course of our business, we are a party to lawsuits of various types. Our management evaluates the merit of each claim and assesses its likely outcome, recording an allowance in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated.  At December 31, 2012, we had established allowances in the aggregate amount of Ps.  90.5 million, out of which Ps.83.1 million correspond to Edenor on a standalone basis, to cover potential losses from such claims and legal proceedings. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

We are not aware of any other contingencies that are reasonably possible and, as of December 31, 2012, there were no losses in excess of the contingencies that we recognized in our Consolidated Financial Statements as of and for the year ended December 31, 2012.

Proceedings Challenging the Renegotiation of our Concession

In November 2006, two Argentine consumer associations, ACIJ and Consumer’s Cooperative for Community Action, brought an action against us and the Argentine government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional.  On March 26, 2007, the federal administrative court dismissed these claims and ruled in our favor on the grounds that the adoption of Executive Decree No. 1957/06, which ratified the Adjustment Agreement, rendered the action moot.  ACIJ appealed this decision on April 12, 2007, and the appeal was decided in our favor.  However, on April 14, 2008, ACIJ filed another complaint challenging the procedures utilized by the Argentine Congress in approving the Adjustment Agreement.  Specifically, the claim alleges that Article 4 of Law No. 24,790, which authorized the Congress to tacitly approve agreements negotiated between the Argentine government and public service companies, such as us, violated the congressional procedures established in the Argentine Constitution. ACIJ has requested that the Adjustment Agreement be renegotiated and submitted to Congress for its express approval.  We have responded to this complaint. The federal administrative court ruled in our favor on May 26, 2011. This sentence was not appealed by the ACIJ, thus, is final and has the force of res judicata.

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

Breach of Contract Claims

In March 2010 Consumidores Financieros, Asociación Civil Para Su Defensa, a consumers’ association, instituted an action against us and Edesur in the National Court of First Instance in Federal Administrative Claims Tribunal No. 2, Secretariat 3 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 2, Secretería 3) seeking repayment to customers for alleged excess charges over the course of the past 10 years. The action is based on three claims.  First, the plaintiffs claim a refund for the percentage payment of VAT over a taxable base they allege was inappropriately increased to include an amount that exceeded our and Edesur’s own payments to the wholesale electricity market. Second, the plaintiffs claim a refund for charges relating to interest on payments by customers that the plaintiffs claim we and Edesur failed to adjust to reflect the actual number of days the payment was outstanding. Finally, the plaintiffs claim a refund for late payment charges from 2008 onwards calculated at the rate of the tasa pasiva (the interest rate that Banco de la Nación Argentina pays on deposits) in alleged contravention of the Law of Consumer Defense (Ley de Defensa del Consumidor) in April 2008. We have given express directions to our legal advisors to contest the suit and all related claims and, on April 22, 2010, we answered the complaint and filed a motion to dismiss for lack of standing on the part of the plaintiffs, requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. Although plaintiffs’ opposition to the requested summons has not been resolved, the proceedings were brought to trial, in response to which we filed a motion for reversal with a supplementary appeal. As of the date of this annual report, the proceedings are awaiting resolution, as a step prior to open the trial to testimony and other evidence.  While we expect to prevail in this matter, an adverse decision could have a material adverse effect on our results of operations.

On October 21, 2011, we were notified of a lawsuit filed by the Association for the Defense of Rights of Users and Consumers (Asociación de Defensa de Derechos de Usuarios y Consumidores ADDUC) requesting that the interviewing Court (i) order the reduction or moderation of penalty interest rates or late payment interests that we charge to customers, because such rates allegedly violate Art. 31 of Law 24,240, and (ii) declare the non-implementation of the agreements or conventions which have stipulated the interest rates that we apply to our customers, and of the administrative regulations on the basis of which we justify the interest charging and (iii) orders the restitution of wrongfully perceived interests of customers provided since 08/15/2008 until the day that we comply with the order of interest reduction. The plaintiff also requested the reinstatement of VAT (21%) and other taxes charged on the portion of charges unlawfully perceived. On November 11, 2011, we answered the complaint and filed a motion to dismiss for both lack of standing and the fact that the claims at issue were being litigated in another lawsuit.

We can give no assurance that these actions or other potential future actions or requests for injunctive relief will not reverse the adjustments we have obtained or block any further adjustments to our tariffs.

Legal actions brought by Edenor

On February 9, 2011, the Company challenged Resolution No. 32/11 of the ENRE which, within the framework of the power cuts that occurred between December 20 and December 31, 2010, established the following:

- That the Company be fined in the amount of Ps. 750,000 due to its failure to comply with the obligations arising from the Concession Agreement and Section 27 of Law No. 24,065.

- That the Company be fined in the amount of Ps. 375,000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and Resolution No. 905/1999 of the ENRE.

- That Company customers be paid the following amounts as compensation for the power cuts suffered: Ps. 180 to each small-demand residential customer who suffered power cuts that lasted more than 12 continuous hours, Ps. 350 of each of to those who suffered power cuts that lasted more than 24 continuous hours, and Ps. 450 to of each of those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

On July 8, 2011, the Company requested that notice of the substance of the case be served on the ENRE, which has effectively taken place. The proceedings have been “awaiting resolution”  since the date on which the ENRE answered the notice served. Furthermore, on October 28, 2011, we filed an appeal (“recurso de queja por apelación denegada”) to the Federal Supreme Court requesting that the rejected extraordinary federal appeal be sustained.

On April 24, 2013, the Company was notified that such direct appeal had been denied by the Appellate Court in Contentious and Administrative Federal Matters No. 1. As of the date of this annual report, the Company, together with its legal counsel, is assessing the situation, which involves the precautionary measure and the appeal of this last resolution.

As of December 31, 2012, the provision recorded in relation to the aforementioned compensations amounted to Ps. 30.4 million, including principal amount and accrued interest For further information on this legal proceeding, see “Item 4. Business Overview—Fines and penalties.”

On December 7, 2012, the Company challenged Resolution No. 336/12 of the ENRE pursuant to which:

-the Company is to determine the customers affected by the power cuts that occurred as a consequence of failures between October 29 and November 14, 2012;

-the Company is to determine the discounts to be recognized to each of the customers identified in accordance with the preceding caption;

- the Company is to credit such discounts on account of the final discounts that will result from the evaluation of the

Technical Service Quality relating to the six-month control period;

- the Company is to compensate each small-demand residential customer (T1R) who has been affected by the power cuts occurred during the aforementioned period. The amount of the compensation will depend on the length of the power cut, provided, however, that such power cut lasted more than 12 continuous hours.

As of December 31, 2012, the provision recorded in relation to the aforementioned penalties and compensations amounted to Ps. 16.7 million. It is estimated that this case will not come to an end during 2013.

On December 28, 2012, the Company filed a judicial remedy (acción de amparo) against the ENRE seeking to protect the company's constitutional rights relating to the provision of a secure and continuous public service of distribution of energy.  To file the amparo, the Company has considered that ENRE’s omission to implement the necessary measures to guarantee the provision of the public service of distribution of energy, such as it’s failure to recognize the CMM adjustments that the Company has requested and the delay to implement the new tariff structure under the RTI, has led to an unstable situation which threatens the regular provision of the public service.  As a consequence, the Company is seeking to obtain the necessary funds to provide the public service of distribution of energy as contemplated in its concession agreement.

On February 19, 2013, the National Court of First Instance in Federal Administrative Claims Tribunal No. 12 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 12) served summons to ENRE and at the same time denied the preliminary injunction requested by the Company.  This resolution has been timely appealed by the Company.

Petition against AFIP – DGI

On May 15, 2012, the Company filed a petition for declaratory relief against AFIP – DGI pursuant to Section 322 of the Federal Civil and Commercial Procedural Code in order to obtain assurance as to the application of the minimum presumed income tax based on the decision by the Supreme Court in Hermitage”passed on June 15, 2010. In this precedent, the Court had declared this tax unconstitutional.

As of December 31, 2012 and 2011, the Company held a provision for the minimum presumed income tax for the fiscal years 2012 and 2011 and for the proportional tax estimated for such years for a total amount of Ps. 34.15 million and Ps. 40.8 million, respectively, including compensatory interest.

Legal actions brought by Eden

Eden brought an administrative reimbursement claim (acción de repetición) against the AFIP, for the excess amounts paid by AESEBA as Minimum Presumed Income Tax during the fiscal years 1998 through 2003.

Eden has filed two special appeals (Recursos de reconsideración) against the AFIP’s resolutions claiming not only the approval of the amounts not approved by the tax authorities but also that interest be calculated as from the filing date of the administrative claim.

In August 2011, the AFIP corrected the interest calculation and on August 17, 2011, it made payment for the fiscal years 1998 through 2001. The appeal concerning fiscal years 2002 and 2003 is still pending resolution.

DIVIDENDS

Under Argentine corporations’ law, declaration and payment of annual dividends, to the extent the distribution of available earnings complies with the requirements of applicable Argentine corporate law, is determined by our shareholders at the annual ordinary shareholders’ meeting. Generally, but not necessarily, the board of directors makes a recommendation with respect to the payment of dividends. Edenor has not declared or paid any dividends since August 14, 2001.

Amount available for distribution

Dividends may be lawfully declared and paid only out of our retained earnings stated in our yearly financial statements prepared in accordance with Argentine GAAP and CNV regulations and approved by the annual ordinary shareholders’ meeting.

According to Argentine Corporations Law and our by-laws we are required to maintain a legal reserve of 20% of our outstanding capital stock. The legal reserve is not available for distribution to shareholders. Under Argentine corporations’ law and our by-laws, our yearly net income (as adjusted to reflect changes in prior results) is allocated in the following order:

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

(iv)  for voluntary or contingent reserves, as may be resolved from time to time by our shareholders at the annual ordinary shareholders’ meeting; and

(v)   remainder  of the net income for the year may be distributed as dividends on common shares or as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting.

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

Offer and Listing Details

The following table sets forth, for the periods indicated, the annual high and low market prices for the ADSs on the New York Stock Exchange and for the shares on the Buenos Aires Stock Exchange.

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
	High	Low	High	Low
2008	3.50	0.56	22.16	3.06
2009	1.70	0.61	9.02	3.20
2010	2.90	1.26	14.32	6.36
2011	2.71	1.27	13.49	5.26
2012	1.65	0.52	7.03	1.71

The following tables set forth, for the periods indicated, the reported high and low sales prices for our shares on the Buenos Aires Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
	High	Low	High	Low
2011
First Quarter	2.71	2.12	13.49	9.97
Second Quarter	2.37	1.78	11.31	8.24
Third Quarter	2.28	1.42	10.85	6.06
Fourth Quarter	2.08	1.27	8.40	5.26
	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
	High	Low	High	Low
2012
First Quarter	1.65	0.96	7.03	3.70
Second Quarter	1.00	0.60	3.77	1.98
Third Quarter	0.88	0.69	2.66	2.06
Fourth Quarter	0.71	0.52	2.40	1.71

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
	High	Low	High	Low
2012
December	0.68	0.60	2.05	1.85
2013
January	1.14	0.66	2.98	1.99
February	1.13	0.85	2.85	2.06
March	0.97	0.90	2.50	2.12
April (1)	0.96	0.90	2.48	1.92

(1)       Represents the corresponding sale prices from April 1 through April 29, 2013.

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

The Buenos Aires Stock Market or Mercado de Valores de Buenos Aires (MERVAL) is the largest stock market in Argentina and is affiliated with the BCBA.  MERVAL is a corporation consisting of 133 shareholder members who are the sole individuals or entities authorized to trade, either as principals or agents, in the securities listed on the BCBA.  Trading on the BCBA is conducted either through the traditional auction system from 11:00 a.m. to 5:00 p.m. on trading days, or through the Sistema Integrado de Negociación Asistida por Computación (Computer-Assisted Integrated Negotiation System, or SINAC). SINAC is a computer trading system that permits trading in both debt and equity securities and is accessed by brokers directly from workstations located in their offices. Currently, all transactions relating to listed negotiable obligations and listed government securities can be effectuated through SINAC.  In order to control price volatility, MERVAL imposes a 15-minute suspension on trading when the price of a security registers a variation in price between 10% and 15% and between 15% and 20%.  Any additional 5% variation in the price of a security will result in additional 10-minute successive suspension periods.

Regulation of the Argentine securities market

The Argentine securities market is regulated and overseen by the CNV, pursuant to Capital Marker Law No. 26,831, as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options.  Argentine insurance companies are regulated by a government agency, the Superintendencia de Seguros de la Nación, whereas financial institutions are regulated primarily by the Central Bank.

In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Caja de Valores S.A. ("Caja de Valores"), a corporation owned by the Buenos Aires Stock Exchange, MERVAL and certain provincial exchanges. Caja de Valores is the central securities depositary of Argentina and provides central depositary facilities, and acts as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions. Additionally, Caja de Valores handles the settlement of securities transactions carried out by the Buenos Aires Stock Exchange and operates the computerized exchange information system mentioned above.

Despite a change in the legal framework of Argentine securities trading in the early 1990s, which permitted the issuance and trading of new financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds and futures and options, and significant corporate governance regulations introduced in 2001 as further described below, there is still a relatively low level of regulation of the market for Argentine securities and investors’ activities in such markets and enforcement of them has been extremely limited. Because of the limited exposure and regulation in these markets, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the CNV has taken significant steps to strengthen disclosure and regulatory standards for the Argentine securities market, including the issuance of regulations prohibiting insider trading and requiring insiders to report on their ownership of securities, with associated penalties for noncompliance.

In order to improve Argentine securities market regulation, the Argentine Government issued Decree No. 677/01 on June 1, 2001, which provided certain guidelines and provisions relating to capital markets transparency and best practices. Decree No. 677/01 applies to individuals and entities that participate in the public offering of securities, as well as to stock exchanges. Among its key provisions, the decree broadens the definition of a “security,” governs the treatment of negotiable securities, mandatory and voluntary tender offers, authorizes market stabilization transactions under certain circumstances, governs insider trading, market manipulation and securities fraud, regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies and set forth a number of corporate governance standards including regulations regarding treatment of related party transactions and establishment of independent audit committees in publicly traded companies. Further improvements to Argentine securities market regulations were introduced in December 2011 when the Argentine Congress enacted changes to the Argentine Criminal Code to include insider trading as a criminal offense. Also, on November 29, 2012, the Argentine Government enacted law No. 26,831 (the “Capital Markets Law”) which revokes law No. 17,811 and Decree No. 677/01. However, Capital Markets Law took most of the provisions established in those regulations.

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management, among others, and only securities for which an application for a public offering has been approved by the CNV may be listed on a stock exchange.  Despite these requirements imposed by the CNV, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, although issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value or trading volume of the securities traded.

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

Redemption or Repurchase

According to the Capital Markets Law, a sociedad anónima may acquire its own shares, provided that the public offering and listing thereof has been authorized, subject to the following terms and conditions and other regulations that may be issued by the CNV. The conditions are:  (a) the shares to be acquired should be fully paid; (b) there shall be a resolution of the board of directors to such effect, (c) the acquisition shall be made out of net profits or voluntary reserves; (d) the total amount of shares acquired by the company, including previously acquired shares, shall not exceed 10% of the capital stock or such lower percentage determined by the CNV. The shares acquired in excess of such limit shall be disposed of within 90 days after the date of the acquisition originating the excess.

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

Voting Rights

Under our by-laws, each class of common shares entitles its holder to one vote per share at any meeting of our shareholders.  Under Argentine corporations’ law, a shareholder is required to abstain from voting any resolution in which his direct or indirect interest conflicts with that of, or is different from, the company. In the event that such shareholder votes on such resolution, and such resolution would not have been approved without such shareholder’s vote, the resolution may be declared void by a court and such shareholder may be held liable for damages to the company, other shareholders and third parties.

Registration Requirements of Foreign Companies Holding Class B Shares

Under Argentine regulations, foreign companies that hold shares directly (and not indirectly through ADSs) in an Argentine company must register with the Inspección General de Justicia (the City of Buenos Aires Public Registry of Commerce) to exercise certain shareholder rights, including voting rights. The registration requires the filing of certain corporate and accounting documents in order to demonstrate that the foreign shareholder is not a special purpose vehicle organized solely to conduct business in Argentina that it is entitled to conduct business in its place of incorporation and meets certain foreign assets requirements.

Liquidation Rights

In case of liquidation or dissolution, our assets will be applied to satisfy our outstanding liabilities and then be proportionally distributed among holders of our common stock without distinction of classes.

Ordinary and Extraordinary Shareholders’ Meetings

Shareholders’ meetings may be either ordinary meetings or extraordinary. We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine corporations law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of the board of directors and the statutory audit committee and election, performance and remuneration of directors and members of the statutory audit committee. In addition, pursuant to the Capital Markets Law, at an ordinary shareholders’ meetings, our shareholders must consider (i) the disposition of, or creation of any lien over, our assets as long as such decision has not been performed under the ordinary course of our business and (ii) the execution of administration or management agreements and whether to approve any agreement by virtue of which the assets or services provided to us are paid partially or totally with a percentage of our income, results or earnings, if the payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters which may be considered at an ordinary meeting convened and held at any time include the responsibility of directors and members of the statutory audit committee, capital increases and the issuance of certain corporate bonds. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting including, without limitations, the amendment of our by-laws, issuance of debentures, early dissolution, merger, spin off, reduction of capital stock and redemption of shares, transformation from one type of entity to another, appointment, removal and retribution of the liquidators and limitation or suspension of shareholders’ preemptive rights.

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

Notices of Meetings

Notices of shareholders’ meetings are governed by the provisions of Argentine Corporations Law. Furthermore, notice of shareholders’ meetings must be published for five days in the Official Gazette, in an Argentine newspaper of wide circulation and in the bulletin of the Buenos Aires Stock Exchange, at least 20 but not more than 45 days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If quorum is not available at such meeting, a notice for a second meeting, which must be held within 30 days of the date on which the first meeting was called, must be published for three days, at least eight days before the date of the second meeting. The above−described notices of shareholders’ meetings may be held simultaneously for the second meeting to be held on the same day as the first meeting, only in the case of ordinary meetings and special shareholder’s meetings of a relevant class of shares. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote of shares entitled to vote.

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

Form and Transfer

Our current capital stock is represented by book-entry shares. Our shareholders are required to hold their shares through book-entries directly made by Caja de Valores in the stock registry of the company carried by Caja de Valores or through book-entries with brokers, banks and other entities approved by the CNV that have accounts with Caja de Valores, or with the participants of the Caja de Valores. Caja de Valores is in charge of maintaining a stock registry on our behalf based on information received from shareholders that chose to hold their shares directly by registration on the stock registry of the company and from participants of the Caja de Valores, and in accordance with Argentine law only those holders listed in the stock registry either directly or through participants of the Caja de Valores will be recognized as shareholders. Shares held by participants of the Caja de Valores -have the same rights as shares recorded in our shareholders’ register.

MATERIAL CONTRACTS

We are party to various contracts in the ordinary course of business.  For a discussion of the agreements relating to (i) our acquisition of Emdersa and Aeseba and (ii) the ongoing divestiture of Aeseba and the subsidiaries of Emdersa, see “Item 4.  Information on the Company—History and Development of the Company.”

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

Access to the MULC for the payment of interest on any debt will be allowed for any income accrued as from the date of the agreement concerning the exchange rate for the sale of foreign currency in the MULC, or the effective date of disbursement of the funds if they are credited in correspondent accounts of entities authorized to settle such funds through the MULC, within 48 business hours after the date of disbursement (Communication “A” 5,264).

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

Access to the local exchange market for the payment of principal installments under indebtedness incurred abroad by participants in the private non financial sector, pursuant to the rules published under Communication “A” 4,177, as amended and restated by Communication “A” 5,265, is allowed under the following terms:

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

•         Payments may be made in advance of when due as may be necessary for operating purposes in order to effect payment to the relevant creditor, of any principal installments when the relevant payment obligation depends on the fulfillment of specific conditions expressly contemplated in any external refinancing agreements made and implemented with foreign creditors beginning on February 11, 2002, this being the date of initial operation of the MULC.

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

The monthly limit applicable to the above transactions, for all financial entities, is currently of U.S. $2 million (Communication “A” 4,871).

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

In order to have access to the MULC for the creation of external assets in accordance with the rules and limits established under Communication “A” 3,722 and supplementary regulations, as of the date of access to the foreign exchange market the customer must not have on record any overdue and unpaid debts as to foreign creditors in relation to the repayment of principal and payment of interest on indebtedness of any kind. This condition shall not apply to the purchase of banknotes and traveler checks for amounts not exceeding the equivalent of U.S. $10,000 per calendar month (Communications “A” 4,349 and “A” 4,390).

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

In general, if an investor is the beneficial owner of ADSs, such investor will be treated as the beneficial owner of the common stock represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if such investor exchanges an ADS for the common stock represented by that ADS.

Dividends

The gross amount of cash dividends that investors receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Argentine Pesos will be included in an investor’s income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars.  A U.S. holder will have a tax basis in such Pesos for U.S. federal income tax purposes equal to the U.S. Dollar value on the date of such receipt.  Any subsequent gain or loss in respect of such Pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income from U.S. sources for foreign tax credit purposes. If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our current expectations and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2012 taxable years. In addition, based on our audited Consolidated Financial Statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2013 taxable year.

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

Sale or Other Disposition

Upon a sale or other disposition of ADSs, an investor will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. Dollar value of the amount realized and such investor’s tax basis, determined in U.S. Dollars, in the ADSs. Generally, such gain or loss realized on the sale or other disposition of ADSs will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the ADSs were held for more than one year. The ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a reduced rate.

Foreign Tax Credit Considerations

Investors should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits. If no such rules apply, investors may claim a credit against their U.S. federal income tax liability for Argentine taxes withheld from cash dividends on the ADSs, so long as they have owned the ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. It is unclear whether the Argentine personal assets tax (as described in “—Argentine Tax Considerations”) is treated as an income tax for U.S. federal income tax purposes. If the Argentine personal assets tax is not treated as an income tax for U.S. federal income tax purposes, a U.S. holder would be unable to claim a foreign tax credit for any Argentine personal assets tax withheld. A U.S. holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations.  The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involve the application of complex rules that depend on a U.S. holder’s particular circumstances. Investors should consult their own tax advisors regarding the creditability or deductibility of such taxes.

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

Cash

The depositary will convert any cash dividend or other cash distribution we pay on the common shares into U.S. Dollars; if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It may hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid.  It will not invest the foreign currency and it will not be liable for any interest.

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

Shares

The depositary may distribute additional ADSs representing any common shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell common shares, in lieu of delivering fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may also sell a portion of the distributed common shares to pay its fees and expenses in connection with the distribution. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new common shares.

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

•                     Change the nominal or par value of our common shares

•                     Reclassify, split up or consolidate any of the deposited securities

•                     Distribute securities on the common shares that are not distributed to the holders of ADSs

•                     Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

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

As of December 31, 2012, we had no material exposure to interest rate risk because only approximately 3.24 % of our outstanding financial debt bore interest at variable rates. See Note 5.1 of our Consolidated Financial Statements for further information. In addition, we had no material exposure to commodity price risk because our commodities represented less than 1.8% of our operating expenses.

Foreign Currency Risk

Our cash and deposits in U.S.Dollars amounted to U.S.$ 1.7 million at December 31, 2012.

As of December 31, 2011, the potential loss to Edenor that would result from a hypothetical 10% change in foreign currency exchange rates, after giving effect to the impact of the change on our assets and liabilities denominated in foreign currency as of December 31, 2012, was approximately Ps. 138.4 million, primarily due to the increase in the principal amount of, and debt service payments on our foreign currency indebtedness.

In 2011, Edenor entered into various derivative financial agreements with JP Morgan Chase Bank N.A. to hedge its exposure to fluctuations in exchange rates on our interest payments. These derivative financial agreements provide hedging on the fluctuation of exchange rates relating to our interest payments due on April 25, 2011, October 25, 2011, April 25, 2012 and October 25, 2012 under the Senior Notes due 2022.  We have not formally qualified these transactions as coverage instruments.  For accounting purposes, we have followed the guidelines under Resolución Técnica No. 18 of the FACPCE.  According to said Resolution, derivative instruments which do not qualify as coverage instruments must be recorded in our financial statements at their net realizable value (if recorded as assets) or settlement value (if recorded as liabilities).  Our income statement records the financial gains and losses associated with these instruments.  As of December 31, 2012, the economic impact of this operation implied a loss of Ps. 2.2 million, which has been accounted for under financial income and holding gains generated by liabilities, under exchange difference in the income statement, and under the line item other credits under current assets.

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

Item 15.       Controls and Procedures

(a)  Disclosure Controls and Procedures.

                Management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15e of the Securities Exchange Act of 1934 as of December 31, 2012.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation, management, including the chief executive officer and chief financial officer concluded that as of December 31, 2012, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2012.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2012.

 The effectiveness of the Company´s internal control over financial reporting as of December 31, 2012 has been audited by Price Waterhouse & Co. S.R.L., an independent public accounting firm, as stated in their audit report which appears herein.

(c)           Attestation Report of the Registered Public Accounting Firm

Reference is made to the report of the Price Waterhouse & Co. S.R.L. on page F-102 of this annual report.

(d)           Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B.    Code of Ethics

        Our company adopted a code of ethics in May 1999, which applies to all of our employees, including our principal executive, financial and accounting officers.  In 2012, we reviewed and updated our code of ethics, and we posted a copy of our revised code of ethics, in both English and Spanish, on our website at http://www.edenor.com.ar.

Item 16C.    Principal Accountant Fees and Services

Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers network) acted as our independent registered public accounting for the fiscal years ended December 31, 2012 and 2011. The chart below sets forth the services rendered to us by Price Waterhouse & Co. S.R.L. and the fees billed in each year for those services (including related expenses), and breaks down these amounts by category of service in Pesos:

	Year ended December 31,
	2012(1)		2011(2)

Audit fees	Ps.	4,246,047	Ps.	3,758,889
Audit-related fees	999,154		748,621
Non-Audit fees	-		39,830
Total	Ps.	5,245,201	Ps.	4,547,340

 ____________________

(1)     Includes the amount in fees billed in U.S. Dollars, which, for the convenience of the reader, has been converted into Pesos at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2012 of Ps. 4.918 to U.S. $1.00.

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any affiliated purchaser has engaged in share repurchases during the year ended December 31, 2012.

Item 16F.    Change in Registrant’s Certifying Accountant

                Not applicable.

Item 16G.    Corporate Governance

Pursuant to Rule 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE), we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards.  Our corporate governance practices are governed by our bylaws, Argentine corporate and securities law (including the Business Companies Law, the Capital Markets Law No. 26,386) and the regulations issued by the Argentine National Securities Commission (Comisión Nacional de Valores), such as the Corporate Governance Code CNV’s General Resolution No. 606/2012 (the “CGC”).

F. NYSE LISTED COMPANY MANUAL SECTION 303.A	G. Edenor’s Corporate Practices
SECTION 303A.01. Independent directors must constitute the majority of a listed company’s board of directors.

Edenor  follows  Argentine  law, which does  not require  that  a  majority  of  the  board of directors  be comprised of  independent  directors. Argentine  law instead  requires  that  public  companies  in Argentina have  a  sufficient  number  of  independent  directors to be able  to  form  an audit  committee  of  at  least three  members, the  majority  of  which must  be independent  pursuant  to  the  criteria  established  by the  CNV. As  of  the date of this annual report,  seven  of  Edenor’s twelve  directors  are  independent  under  Argentine law and Rule  10A-3 of the  Securities  Exchange  Act of 1934,  as  amended (the  “Exchange  Act”).

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

Neither  Neither Argentine  law nor Edenor’s  bylaws  require  that  any  such meetings  be  held.

Edenor’s board of directors as a whole is responsible for administering and monitoring the company’s affairs. Under Argentine law, the board of directors may approve the delegation of specific responsibilities to designated directors or executive directors and or managers of the Company. Also, it is mandatory for public companies to have a supervisory committee (Comisión Fiscalizadora), which is responsible for monitoring legal compliance by the Company with Argentine law, its bylaws and shareholders’ resolutions. The supervisory committee, without prejudice to the role of external auditors, is also required to present to the shareholders at the annual ordinary general meeting a written report on the reasonableness of the financial information ofthe Company’s annual report and the financial statements presented to the shareholders by Edenor’s board of directors. The supervisory committee also presents a report to the board of directors on Edenor’s quarterly financial statements. The members of the supervisory committee are not directors of the company.

SECTION 303A.04. Listed companies must organize an Appointment and Corporate Governance Committee composed entirely of independent directors.

Neither Argentine law nor Edenor’s bylaws require having an Appointment Committee nor a Corporate Governance Committee. We note, however, that CNV corporate governance rules recommend having rules and procedures relating to the selection of Board members and executive directors.

The  board of  directors  is  permitted  to and often does  nominate  board member  candidates  for consideration by the  shareholders, who  elect  the board  of  directors.

The  entire  board of  directors  is  in charge of overseeing  Edenor’s  corporate  governance practices.

SECTION 303A.05. Listed companies must organize a Compensation Committee composed entirely of independent directors.

Neither  Argentine  law nor Edenor’s  bylaws  require to have a  “compensation committee”  and Edenor  has  no such committee. The CNV corporate governance rules recommend issuers to have compensation policies applicable to Board members and corporate managers.

Edenor’s Audit Committee is required to give an opinion about the reasonableness of a director’s fees and stock option plans (if applicable), as proposed by our Board of Directors.

Shareholders  at  the  annual  ordinary  general meeting  determine  the  annual compensation to members  of  the board  of  directors.

The  CEO of Edenor  sets  the  salary  of  the  other members  of  the  senior  management.  The  board of directors determines the salary of the CEO.

SECTION 303A.06. Listed companies must organize an audit committee that meets the requirements set forth in the Securities Exchange Act of 1934.	Edenor is subject to and in compliance with §303A.06 and Rule 10A-3. Edenor’s audit committee is entirely composed of independent members of Edenor’s board of directors.

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

Law No. 26,831 (Capital Market´s Law) requires  Edenor  to provide  governance-related information  in  the  annual  reports  to  the  CNV, including  information  relating  to the  decision- making  organization (corporate  governance), the company’s  internal  control  system, norms  for director  and management  compensation,  and any  other  compensation system applying  to board members  and managers. All relevant  information provided  by  the  Company  to the CNV  is  sent  through the  CNV’s electronic  financial  reporting  database  and may  be viewed by the  public  on  the  CNV website.

Edenor’s  Annual  Report, financial  statements  and press  releases  may  also be viewed on the Company’s  Web site  (www.edenor.com.ar).

Under Argentine  law,  the  board’s  performance  is evaluated at  the  annual  Shareholders’  Meeting.

Listed companies must meet the annual disclosure requirements of the CGC. Listed companies must issue a report stating whether and how they follow the recommendations provided by the CGC or explaining the reasons for their failure to adopt such recommendations, either fully or in part, and/or whether they plan to adopt them in the future. This information must appear in their annual report, attached to the financial statements for the relevant fiscal year as a separate exhibit.

Once filed with the CNV and the exchange markets where the company is listed, the CGC report qualifies as public information.

Edenor complies with the CGC annual disclosure requirements and fully disclose all corporate governance policies and practices. This information may be viewed on the company’s website at http://www.edenor.com.ar.

SECTION 303A.10. Listed companies must adopt and disclose to the market a Code of Ethics and Business Conduct which is applicable to their directors, managers and employees. In addition, any waiver of the provisions contained in this Code in favor of any of the parties that are subject to it must be immediately disclosed.

Under Argentine law there is no requirement that companies adopt a code of conduct. Nonetheless, our company adopted a code of ethics in 1999, which applies to all of our employees, including our principal executive, financial and accounting officers. In 2012 we reviewed and updated our code of ethics.

SECTION 303A.12(a). The Chief Executive Officer (CEO) of a listed company must certify on an yearly basis that he or she has no knowledge of any violation or default of the corporate governance standards.

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

Item 18.       Financial Statements

Reference is made to pages F-1 to F-101 of this annual report.

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

2.5           Indenture dated October 25, 2010, between Empresa Distribuidora y Comercializadora Norte S.A., as Issuer, and The Bank of New York, as Trustee, Co-Registrar and Paying Agent, and Banco Santander Río S.A., as Registrar, Transfer and Paying Agent in Argentina and Representative of the Trustee in Argentina (previously filed as Exhibit 2.5 to Edenor’s Annual Report on Form 20-F (File No. 001-33422) on June 6, 2011, and incorporated by reference herein).

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

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima
By: /s/ Leandro Montero
Name: Leandro Montero Title: Chief Financial Officer

Date: April 30, 2013

EDENOR S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2012

Edenor S.A.

Consolidated Statements of Financial Position

at December 31, 2012, 2011 and January 1, 2011

(Stated in thousands of pesos)

	Note	12.31.12	12.31.11	01.01.11
ASSETS

Non-current assets
Property, plant and equipment	10	4,344,599	3,995,310	3,712,330
Intangible assets	11	845,848	793,015	-
Interest in joint ventures	7	422	419	415
Trade receivables	15	47,730	45,725	45,531
Other receivables	14	70,491	50,263	18,496
Total non-current assets		5,309,090	4,884,732	3,776,772

Current assets
Assets under construction	12	84,466	45,504	-
Inventories	16	85,002	45,325	12,407
Trade receivables	15	889,383	534,732	421,193
Derivative financial instruments	13	-	1,316	-
Financial assets at fair value through profit or loss	13	3,415	2,132	430,836
Other receivables	14	135,578	76,265	40,069
Cash and cash equivalents	17	71,108	130,509	246,007
Total current assets		1,268,952	835,783	1,150,512
Assets of disposal groups classified as held for sale	40	223,398	1,291,078	-
TOTAL ASSETS		6,801,440	7,011,593	4,927,284

Edenor S.A.

Consolidated Statements of Financial Position

at December 31, 2012, 2011 and January 1, 2011

 (Stated in thousands of pesos)

	Note	12.31.12	12.31.11	01.01.11
EQUITY
Equity attributable to the owners
Share capital	19	897,043	897,043	897,043
Adjustment to capital	19	397,716	986,142	986,142
Additional paid-in capital	19	3,452	21,769	18,317
Treasury stock	19	9,412	9,412	9,412
Adjustment to treasury stock	19	10,347	10,347	10,347
Legal reserve	20	-	64,008	64,008
Accumulated deficit	20	(899,789)	(557,336)	(241,942)
Equity attributable to the owners		418,181	1,431,385	1,743,327
Non-controlling interests		71,107	415,801	-
TOTAL EQUITY		489,288	1,847,186	1,743,327

LIABILITIES
Non-current liabilities
Trade payables	21	155,313	87,682	50,984
Deferred revenues	23	264,427	174,796	-
Other liabilities	22	1,894,772	1,373,689	984,518
Borrowings	24	1,350,700	1,189,882	1,035,113
Salaries and social security taxes payable	25	17,460	23,591	19,277
Benefit plans	26	97,436	83,503	41,492
Provisions	30	80,019	66,144	6,816
Taxes liabilities	28	9,971	17,652	8,979
Deferred tax liability	27	230,411	348,749	250,279
Total non-current liabilities		4,100,509	3,365,688	2,397,458

Current liabilities
Trade payables	21	1,188,532	623,673	377,113
Borrowings	24	103,143	59,025	46,855
Derivative financial instruments	13	-	-	7,253
Salaries and social security taxes payable	25	384,307	275,789	180,432
Benefit plans	26	14,968	11,326	-
Taxes liabilities	28	202,546	147,723	111,080
Other liabilities	22	150,387	128,634	5,934
Provisions	30	10,493	10,344	57,832
Total current liabilities		2,054,376	1,256,514	786,499
Liabilities of disposal groups classified as held for sale	40	157,267	542,205	-
TOTAL LIABILITIES		6,312,152	5,164,407	3,183,957
TOTAL LIABILITIES AND EQUITY		6,801,440	7,011,593	4,927,284

The accompanying notes are an integral part of these consolidated financial statements.

Edenor S.A.

Consolidated Statements of Comprehensive Loss

for the years ended December 31, 2012 and 2011

 (Stated in thousands of pesos)

	Note	12.31.12	12.31.11
Continuing operations
Revenue from sales	31	3,725,256	2,805,817
Revenue from construction		117,615	87,374
Electric power purchases		(2,062,220)	(1,325,458)
Cost of construction		(117,615)	(87,374)
Subtotal		1,663,036	1,480,359
Transmission and distribution expenses	32	(1,570,072)	(1,094,825)
Gross profit		92,964	385,534

Selling expenses	32	(430,403)	(310,312)
Administrative expenses	32	(296,404)	(224,316)
Gain from acquisition of companies	38	-	434,959
Gain from interest in joint ventures		3	4
Other operating income	33	33,336	27,901
Other operating expense	33	(112,787)	(54,880)
Operating (expense/income)		(713,291)	258,890

Financial income	34	86,009	55,568
Financial expenses	34	(296,848)	(216,123)
Other financial results	34	(166,698)	(97,214)
Net financial expense		(377,537)	(257,769)
(Loss) Profit before taxes		(1,090,828)	1,121
Income tax	27	99,779	(152,971)
Loss for the year from continuing operations		(991,049)	(151,850)
Loss from discontinued operations	18	(22,367)	(139,531)
Loss for the year		(1,013,416)	(291,381)

Loss for the year attributable to:
Owners of the parent		(1,016,470)	(304,057)
Non-controlling interests		3,054	12,676
Loss for the year		(1,013,416)	(291,381)

Loss for the year attributable to owner of the parent:
Continuing operations		(1,000,621)	(157,675)
Discontinued operations		(15,849)	(146,382)
		(1,016,470)	(304,057)

Edenor S.A.

Consolidated Statements of Comprehensive Loss

for the years ended December 31, 2012 and 2011

(Stated in thousands of pesos)

	Note	12.31.12	12.31.11
Other comprehensive loss
Items that will not be reclassified to profit or loss
Actuarial losses on benefit plans	26	4,701	(13,764)
Tax effect of actuarial losses on benefit plans		(1,646)	4,817
Total other comprehensive loss from discontinued operations		-	(3,393)
Total other comprehensive loss		3,055	(12,340)

Comprehensive loss for the year attributable to:
Owners of the parent		(1,013,204)	(315,394)
Non-controlling interests		2,843	11,673
Comprehensive loss for the year		(1,010,361)	(303,721)

Comprehensive loss for the year attributable to owner of the parent:
Continuing operations		(997,355)	(166,393)
Discontinued operations		(15,849)	(149,001)
		(1,013,204)	(315,394)

Basic and diluted loss per share attributable to owner of the parent:
Basic and diluted loss per share – from discontinued operations	35	(0.02)	(0.16)
Basic and diluted loss per share – from continuing operations	35	(1.12)	(0.17)

The accompanying notes are an integral part of these consolidated financial statements.

Edenor S.A.

Consolidated Statements of Changes in Equity

for the years ended December 31, 2012 and 2011

(Stated in thousands of pesos)

	Attributable to the owners of the parent at 12.31.12
	Share capital	Adjustment to capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Legal reserve	Other comprehensive income	Accumulated deficit	Subtotal	Non-controlling interests	Total equity
Balance at January 1, 2011	897,043	986,142	9,412	10,347	18,317	64,008	(6,588)	(235,354)	1,743,327	-	1,743,327
Acquisition of companies (Note 38)	-	-	-	-	-	-		-	-	230,040	230,040
Additional purchase of non-controlling interests (Note 37)	-	-	-	-	3,452	-		-	3,452	(9,861)	(6,409)
Variation in non-controlling interests due to acquired companies sale agreements	-	-	-	-	-	-		-	-	183,949	183,949
Other comprehensive loss for the year	-	-	-	-	-	-	(11,337)	-	(11,337)	(1,003)	(12,340)
(Loss) gain for the year	-	-	-	-	-	-		(304,057)	(304,057)	12,676	(291,381)
Balance at December 31, 2011	897,043	986,142	9,412	10,347	21,769	64,008	(17,925)	(539,411)	1,431,385	415,801	1,847,186
Subsidiarie´s sale	-	-	-	-	-	-	-	-	-	(365,499)	(365,499)
Cash dividends - Aeseba S.A.	-	-	-	-	-	-	-	-	-	(5,811)	(5,811)
Absorption of accumulated losses - Shareholders' Meeting of 04/27/2012 (Note 41) (1)	-	(588,426)	-	-	(18,317)	(64,008)	-	670,751	-	-	-
Increase of non-controlling interest of discontinued operations (Note 40)									-	23,773	23,773
Other comprehensive (loss) gain for the year	-	-	-	-	-	-	3,266	-	3,266	(211)	3,055
(Loss) gain for the year	-	-	-	-	-	-		(1,016,470)	(1,016,470)	3,054	(1,013,416)
Balance at December 31, 2012	897,043	397,716	9,412	10,347	3,452	-	(14,659)	(885,130)	418,181	71,107	489,288

(1)   The absorption of accumulated losses was made on the basis of the Financial Statements prepared under previous generally accepted accounting principles (Argentine GAAP), in effect as at December 31, 2011.

    The accompanying notes are an integral part of these consolidated financial statements.

Edenor S.A.

Consolidated Statements of Cash Flows

for the years ended December 31, 2012 and 2011

 (Stated in thousands of pesos)

	Note	12.31.12	12.31.11
Cash flows from operating activities
Loss for the year		(1,013,416)	(291,381)
Ajustments to reconcile net loss to net cach flows provided by operating activities
Depreciation of property, plant and equipment	10	197,871	187,893
Amortization of intangible assets	11	24,891	20,093
Disposals of property, plant and equipment	33	1,886	1,878
Loss from retirement of intangible assets	33	7,962	10,737
Gain from interest in joint ventures		(3)	(4)
Gain from the purchase of financial debt	34	-	(6,546)
Interest on loans and other liabilities	34	151,169	109,028
Exchange differences	34	194,087	102,822
Income tax	27	(99,779)	152,971
Allowance for the impairment of trade receivables and other receivables	14, 15	18,520	10,808
Provision for contingencies, net of recovery		26,442	8,094
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other trade receivables	34	(421)	(1,170)
Changes in fair value of financial instruments	34	(39,053)	(13,296)
Gain from acquisition of companies	38	-	(434,959)
Benefit plans accrued	26	31,026	15,647
Discontinued operations		246,227	202,348
Changes in operating assets and liabilities (excluding previous adjustments):
Net increase in trade receivables		(341,952)	(136,560)
Net increase in other receivables		11,720	(88,337)
Increase in inventories		(39,677)	(32,918)
Increase in assets under construction		(38,962)	(45,504)
Increase in trade payables		545,572	25,413
Increase in salaries and social security taxes payable		102,388	139,244
Decrease in benefit plans		(8,750)	(15,647)
Increase in taxes		49,654	36,461
Increase in deferred revenue		89,630	174,796
Increase in other liabilities		140,799	203,684
(Decrease) Increase in provisions		(12,418)	3,746
Income tax paid		(34,099)	(24,376)
Increase for funds obtained from the program for the rational use of electric power (Res SE N° 1037/07)		410,674	337,990
Increase for funds obtained from the program for the rational use of electric power (Res MIVSPBA N° 252/07)		13,127	5,995
Net cash flows provided by operating activities		635,115	658,950

Edenor S.A.

Consolidated Statements of Cash Flows

for the years ended December 31, 2012 and 2011

 (Stated in thousands of pesos)

	Note	12.31.2012	12.31.2011
Cash flows from investing activities
Decrease from sale of financial assets at fair value		37,770	442,000
Additions of property, plant and equipment		(549,046)	(443,407)
Additions of intangible assets		(85,686)	(63,366)
Payment for acquisition of companies		-	(442,911)
Payment for acquisition of additional non-controlling interests		-	(6,409)
Loans granted		(14,643)	-
Collection of loans proceeds from borrowing		142,372	-
Collection for sale of discontinued operations		104,610
Discontinued operations	18	(200,839)	(279,940)
Net cash flows used in investing activities		(565,462)	(794,033)

Cash flows from financing activities
Loans taken		95,751	298,190
Repayments of borrowings		(210,263)	(380,433)
Change in non-controlling interest - Dividend Distribution Aeseba		(5,811)	-
Dividends paid		(5,588)	-
Discontinued operations	18	(39,919)	98,547
Net cash flows (used in) provided by financing activities		(165,830)	16,304

Net decrease in cash and cash equivalents		(96,177)	(118,779)

Cash and cash equivalents at beginning of year	17	130,509	246,007
Gain from exchange differences in cash and cash equivalents		36,776	3,281
Changes in cash and cash equivalents		(96,177)	(118,779)
Cash and cash equivalents at end of year		71,108	130,509

Cash and cash equivalents in the statements of financial position	17	71,108	130,509
Cash and cash equivalents included in assets available for sale	40	11,154	28,305
Cash and cash equivalents at end of year		82,262	158,814

Edenor S.A.

Consolidated Statements of Cash Flows

for the years ended December 31, 2012 and 2011

 (Stated in thousands of pesos)

	Note	12.31.2012	12.31.2011
Supplemental cash flows information
Investing and financing activities that do not generate cash flow

Financial cost charged to fixed assets		6,405	4,095

Changes in assets for disposal classified as held for sale
Increased credit extended related companies		(41,707)	-
Decrease advance payments received related companies		(10,406)	-

Acquired companies
Cash and cash equivalents		-	119,042
Property, plant and equipment and intangible assets		-	1,881,404
Inventories		-	4,256
Trade receivables		-	255,260
Other receivables		-	84,649
Trade payables		-	(257,770)
Borrowings		-	(450,018)
Deferred tax liability		-	(78,845)
Other liabilities		-	(331,026)
Net assets	38	-	1,226,952
Non-controlling interests		-	(230,040)
Net assets acquired	38	-	996,912
Bargain purchase		-	434,959
Cash paid	38	-	(561,953)
Cash and cash equivalents in acquired companies		-	119,042
Net cash outflow for acquisition of companies	38	-	(442,911)

EDENOR S.A.
Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011
(Continued)

1.                   General information

History and development of the Company

Empresa Distribuidora Norte S.A. (EDENOR S.A. or the Company) was organized on July 21, 1992 by Decree No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by Servicios Eléctricos del Gran Buenos Aires S.A. (Segba S.A.).

By means of an International Public Bidding, the Federal Government awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by Electricidad Argentina S.A. (EASA), the parent company of Edenor S.A. The award as well as the transfer contract were approved on August 24, 1992 by Decree No. 1,507/92 of the Federal Government.

On September 1, 1992, EASA took over the operations of EDENOR S.A.

The corporate purpose of EDENOR S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, lease the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by EDENOR S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws, including extending secured credit facilities to service vendors and suppliers acting in the distribution and sale of electricity, who have been granted guarantees by reciprocal guarantee companies owned by the Company.

Edenor S.A. and its indirectly controlled company EDEN, distribute electricity to more than 3.03 million customers in a concession area that is comprised of the northern area of the City of Buenos Aires, the northern and northwestern metropolitan areas of Greater Buenos Aires, and the northern area of the Province of Buenos Aires.

The Company’s economic and financial situation

In the years ended December 31, 2012 and 2011, the Company recorded negative operating and net results, with its liquidity level and working capital having been affected as well. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and higher costs recognition (“CMM”), requested in the presentations made until now by the Company in accordance with the terms of the Adjustment Agreement.

It is worth mentioning that the Company has not only maintained the quality of the distribution service but also satisfied the constant year-on-year increase in the demand for electricity that has accompanied the economic growth of the last years. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, the Company has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, such as reducing certain specified costs, selling certain investments, reducing top management personnel’s fees, seeking new financing options, refinancing the financial debt with extended maturity terms and/or deferring the timing for certain estimated capital expenditures; provided that these measures do not affect the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

                In this regard, and among other measures, the Company has (i) entered into an agreement with unions in order to grant interim advances, which were included in salaries as from January 2013, on account of the future salary increases that could finally result from the collective bargaining negotiation and made arrangements with the authorities concerning the funds necessary to face the increases that could result from the new collective bargaining negotiation underway (Note 5.3.c); (ii) made arrangements and obtained for the payment in advance by the Federal Government of amounts relating to the Framework Agreement; (iii) collected the total amount of the loans granted to the subsidiary company EDEN, and mainly (iv) sold its shareholding in connection with EDESA’s assets and collected the totality of the loan granted to such subsidiary company.

EDENOR S.A.
Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011
(Continued)

Furthermore, the Company has made a series of presentations before control and regulatory authorities in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand. In this context and in light of the situation that affects the electricity sector, the ENRE has issued Resolution 347/12 (see note 2.c.V), which establishes the application of fixed and variable charges that allowed the Company to obtain additional revenue as from November 2012. However, such additional revenue is insufficient to make up the aforementioned deficit due to the constant increase of operating costs and the expectations regarding salary or third-party costs increases for the year 2013.

 In view of the aforementioned, and given the inefficacy of the administrative and judicial actions pursued and presentations made by the Company, on December 28, 2012, an action for the protection of the Company’s rights (“acción de amparo”) was brought against the ENRE so that the Regulatory Authority, in the performance of its duties, could adopt those measures which, in the Company’s opinion, are not only urgently needed but also essential for the provision of the public service of electricity distribution that the Company is required to provide under the concession agreement on a continuous, regular and safe basis. Specifically, this action was brought not only to abate the ENRE’s unlawful omission, as the Application Authority, to adjust the electricity rate schedule in accordance with the variations recorded in costs, as established in the agreement and the law, thus preventing the Company from receiving, in consideration of the service currently provided, sufficient revenues to face the necessary operating costs and the indispensable and imperative investments to provide the service in a continuous, regular, and, mainly, safe manner, but also as a protection against corporate, personal and criminal liability that could eventually arise from the conditions under which the Company is forced to provide the service.

                With the aim of maintaining and guaranteeing the provision of the public service, and in order to alleviate the financial situation, given the aforementioned cash deficit, as from October 2012 the Company found itself forced to partially cancel, on a temporary basis, the obligations with the Wholesale Electricity Market with surplus cash balances after having complied with the commitments necessary to guarantee the provision of the public service, including the investment plans underway and operation and maintenance works. We consider this situation as a transitional system to be applied until the new regulatory model announced by the National Authorities, aimed at restoring the economic and financial equation of the Concession Agreement, is implemented. In connection with the aforementioned, the Company has been ordered by the ENRE and CAMMESA to cancel such debt. In its reply to the ENRE, the Company rejected the Regulatory Authority’s competence to intervene in its commercial issues with third parties, and, in its reply to CAMMESA, the Company stated that the cash deficit that prevents it from canceling the total amount of the debt is a case of force majeure inasmuch as the Company does not have the possibility of approving its electricity rates, but, at the same time, has to maintain the priority given to the operation of the public service.

Should the conditions existing at the date of these financial statements continue, the Board of Directors believes that the Company’s economic and financial situation will continue to deteriorate and cash flows and operating results for the year 2013, and financial ratios, will be negatively impacted.

Furthermore, and as described in Note 19 to these financial statements, the Company’s loss of capital stock must be dealt with and resolved by its shareholders.

In light of the above mentioned, the Company’s Board of Directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of the Company’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action. Nevertheless, the improvement of revenues so as to balance the economic and financial equation of the concession continues to be the most relevant aspect.

The outcome of the overall electricity rate review is uncertain as to both its timing and final form. Therefore, the uncertainties of the previous year continued during the year being reported, thus if in fiscal year 2013: (i) the new electricity rate schedules are not issued by the ENRE; (ii) the Company is not granted other mechanism to compensate cost increases, in addition to the revenue obtained as a result of Resolution 347/12 or the funds derived from the PUREE, and/or; (iii) the Company does not obtain from the Federal Government other mechanism that provides it with financing for cost increases, it is likely that the Company will have insufficient liquidity and will therefore be obliged to implement various measures to preserve cash and enhance its liquidity. Additionally, the Company may not ensure that it will be able to obtain additional financing on acceptable terms.  Therefore, should any of these measures, individually or in the aggregate, not be achieved, there is significant risk that such situation will have a material adverse impact on the Company’s operations. Edenor may need to enter into a renegotiation process with its suppliers and creditors in order to obtain changes in the terms of its obligations to ease the aforementioned financial situation.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

Given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under the Company’s control, such as the requested electricity rate increases or their replacement by a new remuneration system, the Board of Directors has raised substantial doubt about the ability of the Company to continue as a going concern in the term of the next fiscal year.

Nevertheless, these Consolidated Financial Statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that the Company will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications, if there were any that might result from the outcome of this uncertainty.

2.                  Regulatory framework

2.1     EDENOR S.A.

a.        General

The Company is subject to the regulatory framework provided under Law No. 24,065 and the regulations issued by the National Regulatory Authority for the Distribution of Electricity (ENRE).

The ENRE is empowered to approve and control tariffs, and control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as established in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE will be entitled to apply the penalties stipulated in the Concession Agreement, which may include the foreclosure on the Class “A” shares, which have been pledged as collateral by the majority holders thereof.

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

If the Company repeatedly fails to comply with the obligations assumed in the Concession Agreement, the grantor of the concession will be entitled to foreclose on the collateral granted by the majority shareholders by means of the pledge of the Class A shares and sell them in a Public Bid. This, however, will not affect the continuity of the Holder of the concession. At the date of issuance of these financial statements, there have been no events of non-compliance by the Company that could be regarded as included within the scope of this situation.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

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

b.        Concession

The term of the concession is 95 years, which may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years each. At the end of each management period, the Class “A” shares representing 51% of the capital stock of EDENOR S.A., currently held by EASA, must be offered for sale through a public bidding.  If EASA makes the highest bid, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if EASA is not the highest bidder, then the bidder who makes the highest bid shall pay EASA the amount of the bid in accordance with the conditions of the public bidding.  The proceeds from the sale of the Class “A” shares will be delivered to EASA after deducting any amounts receivable to which the Grantor of the concession may be entitled.

On July 7, 2007 the Official Gazette published Resolution No. 467/07 of the ENRE pursuant to which the first management period is extended for 5 years to commence as from the date on which the Review of the Company Tariff Structure (RTI) goes into effect. Its original maturity would have taken place on August 31, 2007.

In accordance with the provisions of Resolution No. 467/2007 of the ENRE, the commencement of the aforementioned process for the sale of the shares shall take place when the five-year tariff period beginning after the ending of the RTI comes to an end.

The Company has the exclusive right to render electric power distribution and sales services within the concession area to all users who are not authorized to obtain their power supply from the Wholesale Electricity Market (MEM), thus being obliged to supply all the electric power that may be required in due time and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession.

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

Furthermore, Law No. 25,561 authorized the Federal Executive Power to renegotiate public utility contracts taking certain criteria into account.

It is worth mentioning that both the declaration of economic emergency and the period to renegotiate public utility contracts were extended through December 31, 2013 by Law No. 26,729.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

c.         Edenor’s electricity rate situation

          I.         Adjustment Agreement entered into between Edenor S.A. and the Federal Government

On September 21, 2005, Edenor S.A. signed an Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations, which was ratified on February 13, 2006.

The Adjustment Agreement establishes the following:

i)                    the implementation of a Temporary Tariff Structure (“RTT”) effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average rate of more than 15%, and an additional 5% average increase in the distribution added value, allocated to certain specified capital expenditures;

ii)                   the requirement that during the term of said temporary tariff structure, dividend payment be subject to the approval of the regulatory authority;

iii)                 the establishment of a “social tariff” for the needy and the levels of quality of the service to be rendered;

iv)                 the suspension of the claims and legal actions filed Edenor S.A. and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;

v)                   the carrying out of a Tariff Structure Review (“RTI”) which will result in a new tariff structure that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the ENRE will be in charge of such review;

vi)                 the implementation of a minimum investment plan in the electric network for an amount of $ 178.8 million to be fulfilled by Edenor S.A. during 2006, plus an additional investment of $ 25.5 million should it be required;

vii)                the adjustment of the penalties imposed by the ENRE that are payable to customers as discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect through the date on which they are effectively paid, using, for such purpose, the average increase recorded in the Company’s distribution costs as a result of the increases and adjustments granted at each date;

viii)              the waiver of the penalties imposed by the ENRE that are payable to the National State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

The payment term of the penalties imposed by the ENRE, which are described in paragraph vii above, is 180 days after the approval of the Tariff Structure Review (RTI) in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements.

Said agreement was ratified by the Federal Executive Power through Decree No. 1,957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007.  This agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of the public service of electric power distribution and sale within the federal jurisdiction, between the Federal Executive Power and the Company.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

Additionally, on February 5, 2007 the Official Gazette published Resolution No. 51/07 of the ENRE which approves the electricity rate schedule resulting from the RTT, applicable to consumption recorded as from February 1, 2007. This document provides for the following:

i)                    A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect, except for the residential tariffs;

ii)                  An additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in the Adjustment Agreement;

iii)                Implementation of the Cost Monitoring Mechanism (“CMM”) contemplated in the Adjustment Agreement, which for the six-month period commenced November 1, 2005 and ended April 30, 2006, shows a percentage of 8.032%. This percentage will be applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;

iv)                Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (paragraphs i) and ii) above) and from May 1, 2006 through January 31, 2007 (paragraph iii) above);

v)                  Invoicing of the differences corresponding to deviations between foreseen physical transactions and those effectively carried out and of other concepts related to the MEM, such as the Specific fee payable for the Expansion of the Network, Transportation and Others;

vi)                Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan, in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

Resolution No. 434/2007 established, among other things, that the obligations and commitments set forth in section 22 of the Adjustment Agreement be extended until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing Edenor S.A. and its shareholders to resume the legal actions suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect.

        II.         Tariff Structure Review (RTI)

On July 30, 2008, the National Energy Secretariat (“SE”) issued Resolution No. 865/08 which modifies Resolution No. 434/07 and establishes that the electricity rate schedule resulting from the RTI will go into effect in February 2009. At the date of issuance of these financial statements, no resolution has been issued concerning the application of the electricity rate schedule resulting from such process.

With regard to the commencement of the RTI process, the ENRE has begun this process, and Edenor S.A., on November 12, 2009, submitted its revenue requirements proposal for the new period, which included the grounds and criteria based on which the request is made. As from that moment, the Company has made successive and reiterated presentations. In this regard, the Company has filed a Preliminary Administrative Action (“Reclamo Administrativo Previo”) before the Ministry of Federal Planning, Public Investment and Services as well as a petition for the immediate resolution of the subject matter.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

     III.         PUREE-CMM (Program for the Rational Use of Electric Power-Cost Monitoring Mechanism)

Resolution No. 1,037/07 of the SE established that the amounts paid by Edenor S.A. as Quarterly Adjustment Coefficient (“CAT”) implemented by section 1 of Law No. 25,957, as well as the amounts corresponding to the Cost Monitoring Mechanism (CMM) for the period May 2006 through April 2007 (see point ii and iii), be deducted from the funds resulting from the difference between surcharges billed and discounts made to customers, resulting from the implementation of the PUREE, until their transfer to the tariff is granted by the regulatory authority. Furthermore, it establishes that the CMM adjustment for the period May 2006 through April 2007, applicable as from May 1, 2007, is 9.63%.

The CMM adjustment for the May - October 2007 period, applicable as from November 1, 2007 was 7.56 % and amounted to $ 45.531 million.

On October 25, 2007, the ENRE issued Resolution No. 710/2007 which approved the aforementioned CMM compensation mechanism.

Additionally, in November 2007 and May 2008, the Company requested additional increases in its distribution margins in accordance with the CMM in order to reflect the variations recorded in its distribution cost base for the periods May-October 2007 and November 2007-April 2008.

In July 2008, the Company obtained an increase of approximately 17.9% in the DAV that could be transferred to tariffs. This increase represented the 9.63% CMM increase for the May
2006-Abril 2007 period, as well as the 7.56% CMM increase for the May–October 2007 period.
These CMM increases were transferred to the Company’s tariff structure as from July 1, 2008 and resulted in an average increase of 10% for small and medium-demand commercial customers, industrial customers and large-demand users who buy energy directly from generators, and in an average increase of 21% for residential customers with bimonthly consumption levels over 650 kWh, in accordance with a step-up system depending on bimonthly consumption levels.

Notwithstanding the fact that pursuant to Note No. 81,399 sent to the Energy Secretariat the ENRE confirmed an additional 5.79% increase in accordance with the CMM for the November 2007-April 2008 period, as of to date, the Regulatory Authority has neither approved a new rate system that would include such increase in the Company’s rates nor authorized the Company to collect such increase by other means, for example through an off-setting mechanism against contributions made to the PUREE, as was the case in the past.

Due to the increase recorded in operating and maintenance costs in accordance with the criterion of the polynomial formula contemplated in the Adjustment Agreement, at the date of issuance of these Financial Statements, the Company has submitted to the ENRE the CMM adjustment requests in accordance with the following detail:

Period	Application date	CMM Adjustment
November 2007 - April 2008	May 2008	5.79%
May 2008 – October 2008	November 2008	5.68%
November 2008 - April 2009	May 2009	5.07%
May 2009 – October 2009	November 2009	5.04%
November 2009 – April 2010	May 2010	7.10%
May 2010 – October 2010	November 2010	7.24%
November 2010 – April 2011	May 2011	6.10%
May 2011 – October 2011	November 2011	7.72%
November 2011 – April 2012	May 2012	8.53%
May 2012 – October 2012	November 2012	7.32%

At the date of issuance of these financial statements, the aforementioned ratios as well as the real major costs that should be recognized and transferred to the tariff are pending approval by the ENRE. However, the Company has become aware of certain internal administrative proceedings through communications of the Regulatory Entity to the Under-Secretariat of Management Control and Coordination of the Ministry of Federal Planning, Public Investment and Services, according to which the analysis made by them shows percentages similar to those calculated by the Company with regard to CMM ratios.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

Based on this information, the Company has estimated that the claims effectively made for CMM adjustments, which were not transferred to tariffs nor authorized to be collected by other means, amount to approximately $ 1,999 million. In accordance with the Company’s estimate, the amount of the real major costs submitted in the presentations made and not yet authorized to be transferred to electricity rates is significantly higher than that determined after solely considering the CMM adjustments confirmed by the Regulatory Authority.

For these concepts, and until such time as the CMM adjustments are effectively transferred to tariffs, the distribution company is entitled to use PUREE excess funds, as established in Resolutions 1037/07 and 1383/08 of the Energy Secretariat and ENRE Note 83818. In this regard, and up to date, the Company has neither recognized nor accrued any amount receivable for this concept in these financial statements, until approval is granted by the control authority.

By Resolution 347/12, the ENRE established the application of a fixed and a variable charge associated with power to be included in customer bills, which the distribution company will collect on account of the CMM adjustments stipulated in section 4.2 of the Adjustment Agreement and specifically use for the making of investments and reactive maintenance tasks. Although in the whereas clauses of the Resolution the ENRE recognizes the existence of CMM adjustment requests (incorporar con la terminología usada en la resolución) and states that the authorized charges are on account of CMM adjustments, it says nothing about what provisions will apply concerning the effect thereof for the period elapsed between the date such requests were made and the date of their application to the customer bill.

In this regard, the Company is currently analyzing the steps to be followed in order to obtain economic recognition of the CMM adjustments resulting from this new charge, the company estimates this charge in $ 1,661 million approximately,  until the provisions for the management and quantification thereof are determined by the competent authorities.

At December 31, 2012, and 2011 and January 1, 2011, liabilities generated by the excess funds deriving from the application of the PUREE, amount to $ 1,277.76 million, $ 867.09 million and $ 529.10 million, respectively, and have been disclosed in the Other non-current liabilities account. This increase in liabilities is due to the fact that the Company was allowed to keep such funds (SE Resolutions Nos. 1037/07 and 1383/08 and ENRE Note No 83818  in order to cover the CMM increases not transferred to the tariff.

Furthermore, the necessary steps to regularize the situation are being taken in order to restore the economic and financial equation of the business, in view of the increases recorded in operating costs. At the same time, administrative and judicial actions have been brought aimed at obtaining both CMM recognition and that the Overall Electricity Rate Review stipulated in the Adjustment Agreement, whose performance is pending, be carried out by the ENRE.

      IV.          Electricity rate schedules

The SE issued Resolution No. 1,169/08 which approved the new seasonal reference prices of power and energy in the Wholesale Electricity Market (“MEM”). Consequently, the ENRE issued Resolution No. 628/08 which approved the values of the electricity rate schedule to be applied as from October 1, 2008. The aforementioned electricity rate schedule included the transfer of the increase in the seasonal energy price to tariffs, with the aim of reducing Federal Government grants to the electricity sector, without increasing Edenor’s distribution added value.

On June 15, 2012, the National Energy Secretariat established the Seasonal Prices to be paid by the customers served by the agents who provide the public service of electricity distribution of the MEM in order for them to be consistent with the situation existing in winter and compatible with payment capacity of the different social classes comprising the residential customer category of the referred to agents’ electricity rate schedules. For such purpose, the Energy Secretariat issued Resolution No. 255/12 which suspended the application of sections 6, 7, and 8 of SE Resolution No. 1169/08 from June 1, 2012 through September 30, 2012. Furthermore, it established the energy reference prices in the Market, applicable to the June 1-July 31, 2012 and the August 1-September 30, 2012 periods, for the different customer categories. Additionally, it established the application of SE Resolution No. 1301/11, and other complementary regulations and instructions, to all the customers mentioned therein as the parties subject to compliance thereof (section 8 of SE Resolution No. 255/12).

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

Furthermore, on November 30, 2012, the Company was notified of SE Resolution No. 2016, which approved the MEM Summer Scheduling for the November 1, 2012-April 30, 2013 period, calculated in accordance with the “Scheduling of Operation, Load Dispatch and Price Calculation Procedures”. Additionally, it establishes the application as from November 1, 2012 of the Subsidized Seasonal Reference Prices defined in Appendix I for each Distribution Agent identified therein. It is also established that, as from November 1, 2012, the Un-Subsidized Seasonal Reference Price in the MEM is kept at an annual average value of $320 Mwh for each Distribution Agent mentioned in Appendix II.  It is clearly stated that in the case of Un-Subsidized Seasonal Reference Prices, the values to be transferred to final tariffs will in no case exceed those established in Appendix II.

As in previous years, Resolution No. 1,037/07 of the Energy Secretariat, ratified by Note No. 1,383/08 of that Secretariat, continued to produce effects. The aforementioned resolution modified the earmarking of the funds resulting from the application of the Program for the Rational Use of Electric Power (“PUREE”), being it possible to deduct therefrom a) the amounts paid by the Company as Quarterly Adjustment Coefficient (“CAT”) implemented by Section 1 of Law No. 25,957, to calculate the total value of the National Fund of Electricity (FNEE); and b) the amounts corresponding to the electricity rates adjustments due to the application of the Cost Monitoring Mechanism (“CMM”) established in the Adjustment Agreement, until the transfer to the tariff of either of the aforementioned concepts, as applicable, is recognized.

        V.          Resolution ENRE No. 347/2012

On November 23, 2012, the ENRE issued Resolution 347 pursuant to which distribution companies were authorized, as from the issuance thereof, to include in their bills a fixed amount for small-demand (T1) customers and a variable amount for medium and large-demand (T2 and T3) customers, to be calculated on a percentage of their respective power charges. Such amounts, which will be clearly indicated in the bills sent to customers, will constitute a special account, which will be managed by a Trust, and will be exclusively used for the execution of distribution infrastructure works and corrective maintenance of each distribution company’s facilities.

As established in such Resolution, on November 29, 2012, the Company, in its capacity as Trustor, and Nación Fideicomisos S.A., as Trustee, entered into a private Financial and Management Trust Agreement, whereby the Company, as settlor of the trust, agreed to assign and transfer to the Trustee the fixed amounts set forth by Resolution 347 that are effectively collected, which will constitute the trust assets. Such agreement was ratified and approved by the Company’s Board of Directors on December 11, 2012.

On December 18, 2012, the Company and Nación Fideicomisos S.A., signed the respective Operating Manual, whose purpose is to implement, standardize, and enable the collection and management of the trust assets. On that date, the Company’s Board of Directors approved the Operating Manual and appointed its attorneys-in-fact to represent the Company before Nación Fideicomisos S.A. in issues related to the Trust and the Operating Manual.

The fixed amounts resulting from the application of this resolution represent revenue for the Company, accordingly as mentioned in Note 4.4.a.

Moreover, a plan for the execution of works is agreed by and between the Company and control authorities, based on which, the Company will subsequently request that trust funds be withdrawn in order to apply them to the payment of the aforementioned works. At December 31, 2012, these trust assets have been disclosed in the Other receivables account and amount to $ 3.79 million.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

d.        Framework agreement

On January 10, 1994, the Company, together with EDESUR S.A., the Federal Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which the Company is to supply electricity to low-income areas and shantytowns.

On July 22, 2011, the Company, together with EDESUR S.A. and EDELAP S.A., entered into an Addendum with the Federal Government and the Government of the Province of Buenos Aires, for the renewal for a term of four years of the New Framework Agreement that had been signed on October 6, 2003. Such extension was approved on September 21, 2012 by Resolution 248/12 issued by the ENRE and ratified by the Ministry of Federal Planning, Public Investment and Services through Resolution 247.

At December 31, 2012, 2011 and January 1, 2011, receivable balances with the Federal Government and the Government of the Province of Buenos Aires amount to $ 25.4 million, $ 25.7 million and $ 33.05, respectively.

With regard to the amount receivable the Company has with the Province of Buenos Aires, on October 18, 2012 the Company entered into an Agreement for the Settlement of Non-financial Obligations and Subscription of Buenos Aires Province Government Bonds, pursuant to which the Company agreed to receive an amount of 325 in cash and subscribe Series B Bonds for a residual nominal value of $ 6.14 million, as settlement of the debt that at December 31, 2010 such Province had with the Company for the electric power supplied to low-income areas.

e.         Penalties

                            i.      General

As the control authority, the ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as established in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE will be entitled to apply the penalties stipulated in the Concession Agreement.

At December 31, 2012, 2011 and January 1, 2011, the Company has accrued the penalties for resolutions not yet issued by the ENRE relating to the control years elapsed as at those dates. Additionally, the Company has applied the adjustment contemplated in the temporary tariff structure as well as the adjustments established by the electricity rate schedules applied during fiscal year 2008, Resolutions Nos. 324/08 and 628/08.

ENRE Penalties and Discounts included in the Adjustment Agreement are adjusted as stipulated in such agreement, caption c item a-Adjustment Agreement between Edenor S.A. and the Federal Government, whereas the penalties imposed subsequent to the Adjustment Agreement are adjusted as established in each of the resolutions pursuant to which such penalties are imposed.

Furthermore, at December 31, 2012, the Company’s Management has considered that the ENRE has mostly complied with the obligation to suspend lawsuits aimed at collecting penalties, without prejudice to maintaining an open discussion with the entity concerning the effective date of the Adjustment Agreement and, consequently, concerning the penalties included in the renegotiation and those subject to the criteria of the Transition Period.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

                          ii.      Specific situations

Due to the events occurred between December 20 and December 31, 2010 in Edenor’s concession area, on February 9, 2011, the ENRE issued Resolution No. 32/11 pursuant to which a penalty procedure was initiated due to the Company’s failure to comply with the provisions of Section 25 sub-sections a), f) and g) of the Concession Agreement, Section 27 of Law No. 24,065, and ENRE Resolution No. 905/99.

On February 9, 2011, Edenor S.A. was notified of the issuance of ENRE Resolution No. 32/11, whereby the Company was fined in the amount of $ 1.1 million and ordered to compensate those customers who had been affected by the power cuts for approximately $ 30.04 million. These amounts have been recorded in the Other current liabilities account.

Edenor S.A. filed a Direct Appeal with the Appellate Court in Contentious and Administrative Federal Matters No. I, requesting that the Resolution be declared null and void. Additionally, Edenor S.A. filed –with the same Court– a petition for the granting of a precautionary measure, aimed at suspending the application of the fine imposed until a decision on the direct appeal is issued.  On March 23, 2011, the court ordered the suspension of the penalty (payment of the amounts imposed), until a decision on the precautionary measure petition filed by Edenor S.A. is rendered. Against this decision, the ENRE filed a post-judgment motion for reversal (“Recurso de Reposición”) which was rejected in all its terms. On April 28, 2011, the Court rejected the precautionary measure petition filed. Therefore, Edenor S.A. filed an extraordinary federal appeal (“Recurso Extraordinario Federal”), which –after having been made available to the ENRE- was dismissed. The Company then filed an appeal (“Recurso de Queja por apelación denegada”) with the Supreme Court requesting that the rejected extraordinary federal appeal be sustained, which as of to date has not been resolved. Furthermore, on July 8, 2011, Edenor S.A. requested that notice of the substance of the case be served on the ENRE. Having this procedural step been carried out and the service of notice been answered, the proceedings are “awaiting resolution”.  On April 24, 2013, the Company was notified that such direct appeal had been denied by the Appellate Court in Contentious and Administrative Federal Matters No. 1. As of the date of this annual report, the Company, together with its legal counsel, is assessing the situation, which involves the precautionary measure and the appeal of this last resolution.

On November 15, 2012, the Company was notified by the Regulatory Authorities of ENRE Resolution No. 336/2012, pursuant to which the Area in charge of Applying and Managing the ENRE’s Regulations was instructed to immediately initiate the corresponding penalty procedure in order for the distribution companies EDENOR and EDESUR S.A. to: a) determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012; b) determine the discounts to be recognized to each of them, and; c) credit them on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period.

In addition, it was resolved that the Company and EDESUR S.A. be ordered to compensate each small-demand residential customer (T1R) who had been affected by the power cuts occurred during the aforementioned period. The amount of the compensation will depend on the length of the power cut, provided, however, that such power cut lasted more than 12 continuous hours. The provision recorded by the Company for penalties and compensations amounts to $ 16.7 million.

f.          Restriction on the transfer of the Company’s common shares

The by-laws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within 90 days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

Furthermore, Caja de Valores S.A. (the Public Register Office), which keeps the Share Register of the shares, is entitled (as stated in the by-laws) to reject such entries which, at its criterion, do not comply with the rules for the transfer of common shares included in (i) the Argentine Business Organizations Law, (ii) the Concession Agreement and (iii) the Company’s by-laws.

In addition, the Class “A” shares will be pledged during the entire term of the concession as collateral to secure the performance of the obligations assumed under the Concession Agreement.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

Other restrictions:

•         In connection with the issuance of Corporate Notes; EASA is required to be the beneficial owner and owner of record of not less than 51% of the Company’s issued, voting and outstanding shares during the term of the Corporate Notes.

•         In connection with the Adjustment Agreement signed with the Grantor of the Concession and ratified by Decree No. 1,957/06; Section ten stipulates that from the signing of the agreement through the end of the Contractual Transition Period, the majority shareholders may not modify their ownership interest nor sell their shares.

•         In connection with the restructuring of the totality of EASA’s financial debt that ended on July 19, 2006; if EASA did not comply with its payment obligations under the new debt, its creditors could obtain an attachment order against the Company’s Class A shares held by EASA, and, consequently, the Argentine Government would be entitled, as stipulated in the concession agreement, to foreclose on the pledged shares.

g.        Concession of the use of real property

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

The Company may make all kind of improvements to the properties, including new constructions, upon SEGBA’s prior authorization, which will become the grantor’s property when the concession period is over, and the Company will not be entitled to any compensation whatsoever. SEGBA may terminate the loan for use contract after demanding the performance by the Company of any pending obligation, in certain specified cases contemplated in the Bid Package. At present, as SEGBA’s residual entity has been liquidated, these presentations and controls are made to the National Agency of Public Properties (ONABE), with which the Company entered into a debt recognition and refinancing agreement for $ 4.68 million on September 25, 2009.

The form of payment stipulated in the aforementioned agreement established an advance payment of $ 1,12 million, which the Company made on September 25, 2009, and 48 installments of $ 0.10 million for the remaining balance of $ 3.5 million. The installments include compensatory interest of 18.5% per annum under the French system, and are payable as from October 2009

At December 31, 2012, 2011 and January 1, 2011, the outstanding principal amounts for this concept total $ 0.7 million, $ 1.8 million and $ 2.6 million, respectively, which have been recorded in Trade payables under Other.

h.        Stabilization factor

By Note No. 2883 dated May 8, 2012 (reference Resolutions MEyFP No. 693/11 and MPFIPyS No. 1900/2011), the National Energy Secretariat has implemented a mechanism whose objective is to keep the amounts billed to residential customers throughout the year stable, thereby minimizing the effects of the seasonal consumption of electricity.

This methodology applies to all residential customers, regardless of whether or not they receive Government grants on electricity rates, who may opt to adhere to this stabilization system.

Average consumption is determined based on the consumption recorded in the last six two-months consumption periods. The stabilization factor arises from the difference between the aforementioned average consumption and the current two-month consumption period. This value will be added to or subtracted from the two-month consumption period charges, and the result obtained will be the amount to be paid before the corresponding taxes. The adjustments that are to be made in accordance with the differences between average consumption and recorded consumption will be reflected in the bill for the last two-month consumption period of each calendar year.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

The differences that arise as a consequence of comparing the annual average consumption to the current two-month consumption period will be recorded at the end of each period in the trade receivables balance sheet account, crediting or debiting the account, as the case may be, if the annual average consumption is higher or lower than the current two-month consumption period.

2.2    EDEN S.A.

a.      General

Empresa Distribuidora de Energía Norte S.A. is subject to compliance with the electric power sector regulatory framework of the Province of Buenos Aires, in accordance with the provisions of Law No. 11,769/96 (text consolidated by Decree 1868/04 and amendments introduced by Laws Nos. 13,929 and 14068) and its Regulatory Decree No. 2479/04 issued by the Government of the Province of Buenos Aires.

On May 27, 1997, a Provincial Concession Agreement was entered into by and between Empresa Distribuidora de Energía Norte S.A. and the Application Authority of Law 11,769/96, pursuant to which the Company was granted the concession of the public service of electricity distribution and sale within the concession area stipulated therein. This agreement also stipulates the terms and conditions for the provision of such service.

b.      Concession

Empresa Distribuidora de Energía Norte S.A. (“EDEN S.A.”) is a company created by the Province of Buenos Aires, which privatized 100% of its capital stock in the framework of Decree No. 106/97 of the Provincial Executive Power.

The aforementioned privatization was carried out through the awarding of the concession of the exclusive right to provide the electricity distribution service for a term of ninety-five years to commence as from the takeover date. The term of the concession is divided into management periods, a first period of fifteen years and subsequent periods of ten years each. The grantor of the concession may extend the term of the concession for a maximum period of ten years.

On June 2, 1997, the Holder of the concession took over the operations of Empresa Distribuidora de Energía Norte S.A.

c.       Electricity rate situation

On October 25, 2005, the Ministry of Infrastructure, Housing and Public Services (MIVySP) and EDEN signed a Protocol of Understanding pursuant to which the following was defined: a) a way to recover revenue from the concession by means of economic and financial models that contemplate a basic and objective economic and financial balance; and b) the need to carry out an overall electricity rate review, which was expected to take place in October 2007 but has never been carried out. That Protocol of Understanding was approved by Decree No. 2,862/05 and ratified by the 2006 budget law.

In accordance with the application of the revenue adjustment mechanism contemplated in the Protocol of Understanding, electricity rate increases have been granted since 2005, the last requests being those detailed below:

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

On June 1, 2011, the MIVySP issued Resolution No. 415/2011, which, approving the request for the adjustment of the electricity distribution service costs submitted by EDEN, authorized a 9% increase in EDEN’s average sale rate, to be distributed among final users to consumption recorded as from June 1, 2011.

Additionally, on November 9, 2011, EDEN made a new request to the MIVySP, which is pending approval, requesting an adjustment of rates commensurate with the increases recorded in operating costs (of approximately 17% as compared to the presentation made in December 2010), and the variation in the valuation of the assets made available for the provision of the service at June 2011 (of approximately 21% as compared to the presentation made in December 2010).

On July 20, 2012, the Infrastructure Ministry of the Province of Buenos Aires issued Resolution No. 243/2012, published in the Official Gazette on July 24 of the current year, which established the new electricity rate schedules applicable to the July 1-July 31, 2012 and August 1-September 30, 2012 periods, and from October 1, 2012, thereby restoring electricity rates in the concession area of Eden S.A. These electricity rate schedules were resolved with the aim of covering the increase in prices of the resources necessary to provide the service (labor, supplies and services), which have recorded a significant increase in prices.

d.        Fines of the Electric Power Control Authority of the Province of Buenos Aires (“OCEBA”)

EDEN has recorded a provision for OCEBA’s penalties, applying the coefficients informed by the Provincial Energy Administration.

The balance of the provision, which amounts to $ 14.6 million and 10.33 million at December 31, 2012, and 2011 respectively has been disclosed in the Other liabilities account.

e.         Obligations and restrictions arising from the privatization

In accordance with the Bidding terms and conditions, EDEN S.A. is required to comply, among others, with the following obligations:

a) Not to transfer the class “A” shares without the prior approval of the Control Authority.

b) To make the necessary investments and carry out the necessary maintenance works in order to guarantee service quality levels.

c) To refrain from granting in favor of third parties any security interest on the assets used in the provision of the public service such as mortgages, pledges or any other lien, without prejudice to EDEN’s right to freely dispose of those assets which in the future may become inadequate or unnecessary for such purpose. This prohibition does not apply in the case of security interests granted by the Holder of the concession over an asset at the time of its acquisition as collateral for the payment of the purchase price.

d) To pay the inspection and control tax to be fixed by the Control Authority.

3.                  Basis of preparation

This consolidated financial Statements have been prepared in accordance with and in compliance with IFRS as issued by the IASB.

As mentioned in Note 4.1 of Exhibit I presented together with the Financial Statements as at June 30, 2012, the Company’s first IFRS financial statements to be prepared are those for the fiscal year ending December 31, 2012. As at December 31, 2011, the accounting standards applicable in Argentina and used in the preparation of the financial statements were the generally accepted accounting principles (Argentine GAAP).

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

In its financial statements as at December 31, 2011, the Company presented a note concerning the reconciliation between Argentine GAAP and IFRS of (1) the Company’s total equity at the date of transition (January 1, 2011), (2) the final result of operations and cash flows for the year ended December 31, 2011 and (3) total equity at December 31, 2011, indicating the main valuation adjustments between the aforementioned sets of standards.

Nevertheless, the Company decided to present additional information including a detail of each of the accounts comprising the statement of financial position at December 31, 2011 and the income statement for the year then ended under IFRS. Said detailed information was solely presented for information purposes and to show how each equity and income statement account would have been disclosed under IFRS.

Additionally, on May 21, 2012, the Company presented its first Interim Financial Statements as at March 31, 2012 and for the three-month period then ended in accordance with International Accounting Standard (IAS) 34. As required, such Interim Financial Statements included an exhibit with the financial information for the last annual reporting period prepared in accordance with IFRS. That information included not only the valuation aspects previously presented as part of the reconciling information in the Financial Statements of December 2011 but also additional disclosures required under IFRS.

Due to the preparation of the financial statements as of December 31,, 2012 and for the year then ended, and as part of a process aimed at aligning accounts and other operative issues with a view to the issuance of the first annual IFRS financial statements as at December 31, 2012, the Company has made certain changes in the classification of balances at December 31, 2011 previously presented.

The Consolidated Financial Statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise.

These Consolidated Financial Statements were approved for issue by the Company’s Board of Directors on March 8, 2013.

4.                  Accounting policies

The main accounting policies used in the preparation of these consolidated financial statements are detailed below. These accounting policies have been consistently applied to all the reporting periods, unless indicated otherwise.

4.1   Adoption of International Financial Reporting Standards

4.1.1          Application of IFRS 1

The National Securities Commission (CNV), through Resolutions Nos. 562/09 and 576/10, has established the application of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (subsequently amended by Technical Resolution No. 29 of the Argentine Federation of Professional Councils in Economic Sciences), which adopts the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) (hereinafter referred to as “IFRS”), for those entities that make a public offering of their capital stock or corporate notes pursuant to Law No. 17,811, or have requested authorization for their being included in such public offering system.

The Company fully adopted the IFRS issued by the International Accounting Standards Board (IASB) as from the fiscal year commenced January 1, 2012.  The adoption of these standards has caused changes in the Company’s accounting policies, which have been recognized in the consolidated financial statements for the year ended December 31, 2012 and in those for interim periods. Furthermore, the presentation of the consolidated financial statements as at December 31, 2011 was adjusted for comparative purposes as a result of IFRS adoption. This recognition and the corresponding adjustments are presented in caption 4.1.2, in accordance with the reconciliation of equity at December 31, 2011 and January 1, 2011 (date of transition to IFRS) and the reconciliation of comprehensive income and cash flows at December 31, 2011.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

The Shareholders’ Meeting that considers the consolidated financial statements as at December 31, 2012 will have to make the decision that arises from the application of that mentioned in the preceding paragraphs.

a.    Mandatory exceptions provided under IFRS 1

              i.            The Company has applied the following mandatory exceptions to the retrospective application of IFRS in the preparation of the reconciliations of shareholders’ equity and results of operations included below

•         Estimates

Estimates at December 31 and January 1, 2011 under IFRS are consistent with those made under Argentine GAAP.

•         Classification and measurement of financial assets

The classification and measurement of financial assets is made in accordance with IFRS 9, which was early adopted by the Company at January 1, 2011. This standard, which provides two categories for measurement purposes: amortized cost and fair value, has been applied by the Company in accordance with the facts and circumstances existing at the date of transition.

            ii.            The following mandatory exceptions provided by IFRS 1 have not been applied as they are not relevant for the Company:

•       Derecognition of financial assets and liabilities

•       Hedge accounting

•       Non-controlling interests

•       Derivative instruments

b.    Optional exemptions provided under IFRS 1

Certain optional exemptions from retrospective application of IFRS are permitted under IFRS 1, having the Company applied the following:

•         Deemed cost

The cost of property, plant and equipment, adjusted in accordance with Argentine GAAP, has been adopted as deemed cost at the date of transition to IFRS, considering that such cost is similar to amortized cost under IFRS.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

4.1.2         Reconciliation of consolidated equity at December 31 and January 1, 2011 and of the Statement of Income at December 31, 2011

The following chart shows the reconciliation of the statement of changes in equity in accordance with Argentine GAAP and Equity in accordance with IFRS:

		12.31.11	01.01.11

Equity under Argentine GAAP		1,314,518	1,749,915
Loss related to defined benefit plans	(a)	(29,120)	(10,136)
Gain from purchase of companies	(b.i and ii)	434,959	-
Loss from valuation at realizable value of assets available for sale	(c)	(172,838)	-
Derecognition of transaction costs	(b.iv)	(4,269)	-
Derecognition of negative goodwill amortization	(b.iii)	(12,340)	-
Additional acquisition of non-controlling interests	(d)	3,452	-
IFRIC 12 application to service concession agreements	(e)	(12,165)	-
Deferred income tax	(f)	(97,379)	3,548
Non-controlling interests		6,567	-
Edenor's equity under IFRS		1,431,385	1,743,327
Non-controlling interests under IFRS		415,801	-
Equity under IFRS		1,847,186	1,743,327

The following chart shows the reconciliation of the statement of income in accordance with Argentine GAAP and of Comprehensive income in accordance with IFRS:

		12.31.2011
Statement of income under Argentine GAAP		(435,397)
Gain from purchase of companies	(b.i and ii)	434,959
Loss from valuation at realizable value of assets available for sale	(c)	(172,838)
Derecognition of transaction costs	(b.iv)	(4,269)
Derecognition of negative goodwill amortization	(b.iii)	(12,340)
IFRIC 12 application to service concession agreements	(e)	(12,165)
Deferred income tax	(f)	(107,571)
Non-controlling interests		18,240
Edenor's loss for the year under IFRS		(291,381)
Other comprehensive loss		(11,337)
Non-controlling interests related to other comprehensive income		(1,003)
Comprehensive loss for the year under IFRS		(303,721)

a.         Benefit plans

In accordance with Argentine GAAP, neither actuarial gains nor losses, nor past service costs pending amortization are recognized by the Company in the financial statements. In accordance with IFRS, and considering that the Company has early adopted the revised IAS 19, the actuarial gains and losses not recognized at the date of transition have been recognized by the Company in comprehensive income, whereas past service costs pending amortization at the date of transition have been recognized in retained earnings/accumulated deficit. The effect in equity is a decrease of $ 29.12 million and $ 10.14 million at December 31 and January 1, 2011, respectively. The effect in comprehensive income for the year ended December 31, 2011 is a loss of $ 18.98 million.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

b.        Gain from the purchase of companies

i)      Purchase negotiation

Refers to the gain recognized under IFRS, considering all the adjustments explained below, mainly by derecognizing the negative goodwill of acquired companies, plus some differences resulting from net assets acquired.

ii)    Differences in the accounting basis of purchases

In accordance with Argentine GAAP, the excess of the fair value of the assets acquired and liabilities assumed in a business combination over the purchase price is recognized as negative goodwill and amortized in accordance with the straight-line method over a period equal to the weighted average of the remaining useful life of the assets identified in the acquired company that are subject to depreciation.

In accordance with IFRS, the Company has reassessed the purchase price allocation. In that connection, the following differences between Argentine GAAP and IFRS were identified:

Fair value of net assets acquired – Argentine GAAP		1,276,236
Differences from application of IFRIC 12	1)	(54,003)
Benefit plan liability	2)	(15,250)
Deferred income tax effect	3)	24,238
Derecognition of transaction costs	4)	(4,269)
Fair value of net assets acquired – IFRS		1,226,952

1)       Differences from application of IFRIC 12

In accordance with Argentine GAAP, the assets used in the framework of service concession agreements of the subsidiary EDEN (indirectly controlled company through AESEBA), whether received at the time of entering into the concession agreements or acquired by the companies during their term of duration, are classified as property, plant and equipment and are depreciated based on the useful life assigned to each specific asset, irrespective of the term of duration of the concession agreements.

In accordance with IFRS, the essential assets used in the framework of service concessions, whether received at the time of entering into the concession agreement or acquired by the companies during their term of duration, are classified as a single asset within intangible assets and are amortized on a straight-line basis throughout the estimated useful life of each of the underlying fixed assets that make up its value, without exceeding the term of the concession.

The assets that are not essential for the rendering of the distribution service are not included within the scope of IFRIC 12; therefore, those assets are carried at cost subsequently depreciated, and included within property, plant and equipment.

The effects of the recognition of IFRIC 12 in the Company’s consolidated financial statements are as follow:

•         Reclassification of all the essential assets received by the Concession Agreement, and considered essential to the distribution service, into a separate intangible asset;

•         Construction contracts: in accordance with Argentine GAAP, construction of infrastructure funded with customer contributions is recognized as revenue at the time the funds are received. In accordance with IFRS, in particular under the scope of IFRIC 12, such construction must be recognized as revenue from construction deferred on the remaining useful life of the Concession Agreement, considering that the operator has an obligation with the customer for providing the distribution service. Such difference gave rise to a reconciling adjustment at the acquisition date of $ 54 million, decreasing property, plant and equipment and retained earnings/accumulated deficit, and increasing the intangible asset under IFRIC 12  and deferred revenue

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

2)      Benefit plan liability

In accordance with Argentine GAAP, unrecognized actuarial losses are disclosed in a note to the financial statements.

In accordance with IFRS, cumulative unrecognized actuarial losses have been recognized at the date of transition (January 1, 2011) in retained earnings/accumulated deficit. Consequently, the Company assumed at the time of acquisition an additional liability relating to the subsidiaries’ defined benefit plans. Such additional liability amounted to $ 15.25 million.

3)      Deferred income tax effect

Refers to the effect in the deferred income tax of all the previously mentioned adjustments.

4)      Transaction costs

In accordance with Argentine GAAP, transaction costs are part of the consideration paid. The impact of such costs resulted in a decrease of negative goodwill.

iii) Derecognition of negative goodwill amortization

In accordance with Argentine GAAP, in those business combinations in which the acquisition cost was lower than the proportion of the fair value of the incorporated net assets and liabilities, the difference was recognized as negative goodwill and is systematically recognized in profit or loss over a period equal to the weighted average of the remaining useful life of the identifiable assets of the acquired company that are subject to depreciation.

For IFRS application purposes, negative goodwill is derecognized as its recognition is not permitted.

iv) Derecognition of transaction costs

In accordance with IFRS, such costs are not part of the consideration paid and are expensed as incurred.

The chart below summarizes the effect of the differences in the consideration paid:

Consideration paid – Argentine GAAP	566,222
Transaction costs	(4,269)
Consideration paid – IFRS	561,953

c.         Loss from valuation at fair value less costs to sell of assets available for sale

Refers to the additional loss for the sale of subsidiaries as a result of the decrease in the fair value of the net assets acquired at the time of acquisition.  Due to the fact that the fair value less costs to sell was similar under both standards (Argentine GAAP and IFRS), the difference arises from its base of valuation at the time of the acquisition.

In accordance with IFRS, assets held for sale are classified separately within current assets and current liabilities and are valued at the lower of carrying amount and fair value less costs to sell.

d.        Additional acquisition of non-controlling interests

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

Refers to the additional acquisition of non-controlling interests in subsidiaries, which, in accordance with Argentine GAAP, was recorded discounting the negative goodwill by the difference between the fair value of non-controlling interests and the consideration paid. In accordance with IFRS, such difference was recorded as Additional paid-in capital.

e.         IFRIC 12 application to concession agreements

EDEN constructs part of its pieces of equipment (essential for the rendering of the distribution service) based on customer contributions under Argentine GAAP such contributions are recorded as revenues upon the payment by the customers.

Under IFRS, the construction of infrastructure with customer contributions is recognized as deferred revenue over the estimated useful life of each of the underlying fixed assets that make up its value, without exceeding the term of the concession.

f.          Deferred income tax

At December 31, 2011 and January 1, 2011, this reconciling item relates to the recognition, under IFRS, of the deferred tax effect of all the previously described adjustments.

4.1.3         Reconciliation of the statement of cash flows for the year ended December 31, 2011

	ARGENTINE GAAP	ADJUSTMENTS ASSOCIATED WITH ASSETS AVAILABLE FOR SALE	EFFECTS OF TRANSITION TO IFRS	IFRS
	(1)		(2)
Net cash flows provided by operating activities	550,030	(633,056)	741,976	658,950

Net cash flows used in investing activities	(975,216)	563,991	(382,808)	(794,033)

Net cash flows used in financing activities	(119,016)	97,370	37,950	16,304

Financial results in cash and cash equivalents	-	-	3,281	3,281
Cash and cash equivalents at beginning of year	676,843	-	(430,836)	246,007
Cash and cash equivalents at end of year	132,641		(2,132)	130,509
Net decrease in cash and cash equivalents	(544,202)	28,305	425,423	(118,779)
Cash and cash equivalents included in assets available for sale	-	28,305	-	28,305
Cash and cash equivalents at end of year	132,641	28,305	(2,132)	158,814

(1)    Refers to the amounts included in the consolidated financial statements as at December 31, 2011 approved by the Board of Directors with certain reclassifications for IFRS disclosure purposes.

(2)   Refers to debt instruments that are not considered as cash and cash equivalents under IFRS.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

4.2  Changes in the accounting policy under IFRS

 (a) New standards, amendments and interpretations mandatory for financial years beginning January 1, 2012 and adopted by the Company

There have been no new standards, amendments or interpretations whose application is mandatory for financial years beginning January 1, 2012 that could have a material impact on the Group.

(b) New standards, amendments and interpretations not effective and early adopted by the Company

The Company has early adopted the following IFRS or revised IFRS:

i.         Revised IAS 1 “Financial statements presentation”: applicable to financial years beginning on or after July 1, 2012.

ii.        Revised IAS 19 “Employee benefits”: applicable to financial years beginning on or after January 1, 2013.

iii.      Revised IAS 27 “Separate financial statements”: applicable to financial years beginning on or after January 1, 2013.

iv.      Revised IAS 28 “Investments in associates and joint ventures”: applicable to financial years beginning on or after January 1, 2013.

v.        IFRS 9 “Financial instruments”: applicable to financial years beginning on or after January 1, 2015.

vi.      IFRS 10 “Consolidated financial statements”: applicable to financial years beginning on or after January 1, 2013.

vii.     IFRS 11 “Joint arrangements”: applicable to financial years beginning on or after January 1, 2013.

viii.   IFRS 12 “Disclosure of interests in other entities”: applicable to financial years beginning on or after January 1, 2013.

IAS 1 was amended in June 2011. The amendment improves the consistency and clarifies the presentation of items within other comprehensive income. The main change implies the grouping of items of other comprehensive income into items that might be subsequently reclassified to profit or loss and those that will not be reclassified to profit or loss in subsequent periods.

IAS 19 was amended in June 2011. The main impact on the financial statements is as follows:

i.         the corridor method is eliminated and all actuarial gains and losses are recognized in other comprehensive income when they occur;

ii.        all past service costs are immediately recognized in profit or loss;

IAS 27 and IAS 28 were amended in May 2011 following the issuance of IFRS 10 and IFRS 11. The revised IAS 27 refers to the accounting for subsidiaries, joint arrangements and associates in the parent’s separate financial statements. Revised IAS 28 refers to the accounting for associates, entities over which significant influence is held and joint ventures.

IFRS 9 was issued in November 2009 and amended in October 2010 and introduces new requirements for the classification, measurement and derecognition of financial assets and liabilities.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

IFRS 9 requires that all financial assets within the scope of IAS 39 “Financial instruments – Recognition and measurement” be subsequently measured at amortized cost or fair value. Therefore, the investments in debt instruments that are maintained within a business model whose objective is to collect the contractual future cash flows, and these cash flows are solely payments of principal and interest on principal, are measured at amortized cost at year-end. The other investments in debt or equity instruments are measured at fair value at year-end.

The most significant effect of IFRS 9 concerning the classification and measurement of financial liabilities refers to the accounting for changes in the fair value of financial liabilities (designated as financial liabilities at fair value through profit or loss) as a consequence of changes in the credit risk of such liabilities. Therefore, the amount of change in the fair value of financial liabilities as a consequence of changes in the credit risk of that debt is recognized in other comprehensive income, unless such recognition would create an accounting mismatch.

IFRS 10 was issued in May 2011 and determines a single control model for the consolidation of entities of the same economic group, irrespective of the nature of the investee. This control model includes three elements:

i.       power over the investee;

ii.     exposure or rights to variable returns from its involvement with the investee;

iii.    ability to use the power mentioned in i) to affect the investor’s returns.

IFRS 10 replaces the portion of IAS 27 that addresses the manner and opportunity at which the investor must prepare his consolidated financial statements, and fully replaces SIC-12 “Consolidation of special purpose entities”.

IFRS 11 was issued in May 2011. This standard is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the parties to the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and therefore accounts for its share of assets, liabilities, revenue and expenses. Joint ventures arise where the joint venture has rights to the net assets of the arrangement and therefore equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed.

IFRS 12 was issued in May 2011 and applies to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. The standard establishes the minimum disclosure objectives that are to be presented to comply with such objectives so as to help users of the financial statements evaluate the nature of and the risks associated with interests in other entities.

(c) New standards, amendments and interpretations not effective and not early adopted by the Company

Neither the Company nor its controlled companies have early adopted the IFRS or revised IFRS detailed below:

-        IFRS 13 “Fair value measurement”: applicable to financial years beginning on or after January 1, 2013.

IFRS 13 was issued in May 2011 and determines a single framework for fair value measurements when fair value is required by other standards. This IFRS applies to financial and non-financial elements measured at fair value, where fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Board of Directors has estimated that IFRS 13 will be adopted in the Company’s financial statements for the annual period beginning January 1, 2013.  Although it is not possible to reasonably determine the impact of the potential effect of the aforementioned standard until a detail analysis is made, it is probable that the changes will not significantly affect the information disclosed in the Group’s financial statements.

There are no other standards or interpretations that are not effective in respect of which a significant effect on the Company is expected.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

4.3  Consolidation

a.      Subsidiaries

The consolidated financial statements include the Company’s financial statements as well as those of its subsidiaries.  Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

b.      Business combinations

Business acquisitions are accounted for by applying the acquisition method. Consideration for the acquisition is measured at fair value, calculating at the acquisition date the aggregate of the fair value of the assets transferred, the liabilities incurred or assumed and the equity instruments issued and delivered by the Company in exchange for control of the business acquired.

The costs associated with the acquisition are expensed when incurred. The identifiable assets acquired and liabilities assumed in the business combination are recognized at their acquisition-date fair value.

The value of goodwill represents the excess amount of the aggregate of the consideration for the acquisition, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest (if any) in the acquiree over the net amount of the identifiable assets acquired and the liabilities assumed, at the acquisition date.

If as a result of the assessment, the net amount of the identifiable assets acquired and the liabilities assumed exceeds the aggregate of the consideration for the acquisition, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest (if any) in the acquiree, such excess amount is immediately recognized in profit or loss as a bargain purchase.

If the initial accounting for a business combination can be determined only provisionally by the end of the period in which the combination is effected because either the fair values to be assigned to the acquiree's identifiable assets, liabilities or contingent liabilities or the cost of the combination can be determined only provisionally, the acquirer shall account for the combination using those provisional values. The acquirer shall recognise any adjustments to those provisional values as a result of completing the initial accounting:

a)       within twelve months of the acquisition date; and

b)      from the acquisition date.

c.       Changes in ownership interest in subsidiaries that do not result in a loss of control

Transactions with non-controlling interests that do not result in a loss of control are accounted for as equity transactions. The difference between the fair value of the consideration paid for the shares acquired and the recorded value of the subsidiary’s net assets is recorded in equity.

d.      Disposal of subsidiaries

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

When the Company ceases to have control in a subsidiary, any retained investment is measured at fair value at the date that control is lost, recognizing the change in the recorded value in the statement of comprehensive income. The fair value is the cost on initial recognition of the investment held, being recorded as an associate, joint venture or financial asset, as applicable.

e.       Interests in joint ventures

The Company has early adopted the application of IFRS 11 as from January 1, 2011, the main concepts of which are as follow:

                                 i.           A joint arrangement takes place among two or more parties when they have joint control: joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

                               ii.           A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Such parties are called joint ventures.

                              iii.          A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. These parties are called joint operators.

The Company accounts for its investment in joint ventures in accordance with the equity method. Under this method, the interest is initially recognized at cost and subsequently adjusted by recognizing the Company’s share in the profit or loss obtained by the joint venture, after acquisition date. The Company recognizes in profit or loss its share of the joint venture’s profit or loss and in other comprehensive income its share of the joint venture’s other comprehensive income.

When the Company carries out transactions in the joint ventures, the generated profit and losses are eliminated in accordance with the percentage interest held by the Company in the joint venture.

The accounting policies of joint ventures have been modified, if applicable, to guarantee consistency with the policies adopted by the Company.

4.4  Revenue recognition

a.       Revenue from sales

Revenue is measured at the fair value of the consideration collected or to be collected, taking into account the estimated amount of any discount, thus determining the net amounts.

Revenue is recognized when the revenue earning process has been completed, the amount of revenue may be reliably measured and it is probable that the economic benefits associated with the transaction will flow to the Company.

Revenue from the electricity provided by the Company to low-income areas and shantytowns is recognized to the extent that the Framework Agreement has been renewed for the period in which the service was rendered.

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year, and has been valued on the basis of applicable tariffs and the charge regarding with the Resolution 347/12 (Note 2.c.V).

The Company also recognizes revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles, transportation of electricity to other distribution companies, etc.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

Revenue from CMM (Cost Monitoring Mechanism) amounts are recognized in the accounting to the extent that they have been approved by the ENRE (Note 2).

The aforementioned revenue from operations was recognized when all of the following conditions were met:

1.        the entity transferred to the buyer the significant risks and rewards;

2.       the amount of revenue was measured reliably;

3.       it is probable that the economic benefits associated with the transaction will flow to the entity;

4.       the costs incurred or to be incurred, in respect of the transaction, were measured reliably.

b.      Revenue from construction

The construction of the infrastructure necessary for the subsidiary EDEN S.A. to distribute electricity is considered a service rendered to the concession authority and the corresponding revenue is reflected at cost within the sales account.

Different asset construction agreements have been instrumented where the buyer only has limited influence  in the design of the construction. In IFRIC 12 application framework, IAS 18 is applied to recognize revenue from such construction agreements. In accordance with this standard, revenue from the transfer of infrastructure must be recognized at the time of the exchange of the assets, in which the risks and rewards are transferred to the buyer. Therefore, unfinished works are included within the Assets under Construction account. EDEN does not recognize a margin for the type of constructions, except in the case of construction works with customer contributions.

c.       Interest income

Interest income is recognized by applying the effective interest rate method. Interest income is recorded in the accounting on a time basis by reference to the principal amount outstanding and the applicable effective rate.

Interest income is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the transaction can be measured reliably.

4.5   Segment information

Operating segments reporting is consistent with the internal reports revised by the Executive Committee, which is the maximum authority for making decisions concerning operating issues. The Executive Committee is responsible for assigning resources and assessing the performance of the entity’s operating segments, and has been identified as the body which carries out the Company’s strategic decisions

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

4.6  Assets and liabilities of disposal groups classified as held for sale

The subsidiaries’ assets and liabilities that have been made available for sale are classified as Assets available for sale and Associated liabilities when the carrying amount will be mainly recovered through a sale transaction, and this transaction is regarded as highly probable.

These assets are valued at the lower of the carrying amount and fair value less costs to sell.

The amounts recognized in profit or loss corresponding to discontinued operations have been included in a single line item of the Company’s consolidated statement of comprehensive loss called "Discontinued operations".

4.7   Effects of the changes in foreign currency exchange rates

a.       Functional and presentation currency

The information included in the financial statements of each of the entities comprising the group is measured using the latter’s functional currency, which is the currency of the main economic environment in which the entity operates. The consolidated financial statements are presented in pesos (legal currency in Argentina for all the companies domiciled therein), which is also the presentation currency of the group.

b.      Transactions and balances

Foreign currency denominated transactions are translated into the functional and presentation currency using the rates of exchange prevailing at the date of the transactions or revaluation, when the concepts thereof are restated. Gains and losses generated by foreign currency exchange differences resulting from each transaction and from the translation of monetary items valued in foreign currency at the end of the year are recognized in the statement of income, except for the amounts that are capitalized.

The foreign currency exchange rates used are: the bid price for monetary assets, the offer price for monetary liabilities, the average exchange rate at the end of the year for balances with related parties and the specific exchange rate for foreign currency denominated transactions.

c.       The group’s companies

None of the companies comprising the group has a functional currency different from the Argentine peso. Accordingly, no foreign currency translation effects exist.

4.8  Property, plant and equipment

The total value of property, plant and equipment transferred by SEGBA on September 1, 1992 was allocated to individual assets accounts on the basis of engineering studies conducted by the Company.

The value of property, plant and equipment was determined based on the price effectively paid by EASA for the acquisition of 51% of the Company’s capital stock.

SEGBA neither prepared separate financial statements nor maintained financial information or records with respect to its distribution operations or the operations in which the assets transferred to EDENOR were used. Accordingly, it was not possible to determine the historical cost of transferred assets.

Additions subsequent to such date have been valued at acquisition cost, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of the above-mentioned engineering studies. Furthermore, in order to improve the disclosure of the account, the Company has made certain changes in the classification of property, plant and equipment based on each technical process.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

In accordance with the provisions of IAS 23, borrowing costs in relation to any given asset are to be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period;  the necessary activities to put the asset in condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or start up of other assets, depending on the purpose pursued with its production, construction, assembly or completion.

Subsequent costs (major maintenance and reconstruction costs) are either included in the value of the assets or recognized as a separate asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the assets may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred.

Impairment test

The Company analyzes the recoverability of its non-current assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of assets, which is measured as the value in use at the end of the year, may be impaired. When the carrying amount of an asset is greater than its estimated recoverable amount, the asset’s carrying amount is immediately reduced up to its recoverable amount.

The value in use is determined based on projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets considered.

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, opportunity and modality of electricity rate increases and cost adjustment recognition; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred, and; (iv) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

The future increase in electricity rates used by the Company to assess the recoverability of its long-lived assets as at December 31, 2012 is based on the rights to which the Company is entitled, as stipulated in the Concession Agreement and the agreements described in Note 2. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain measures recently adopted, such as the new charge described in Note 2.c.V, have also been considered. In light of the aforementioned, the Company’s Management estimates that it is reasonable to expect that new increases in revenues will be obtained as from 2013.

In spite of the current economic and financial situation described in Note 1, the Company has made its projections under the assumption that the electricity rates will be improved according to the circumstances. However, the Company may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made at the date of preparation of these consolidated financial statements.

In order to contemplate the estimation risk contained in the projections of the aforementioned variables, the Company has considered three different probability-weighted scenarios. Although in all of them an acceptable agreement with the Government resulting in gradual tariff increases is assumed, the Company has considered different timing and magnitude of expected DAV increases. The three scenarios can be classified into pessimistic, optimistic and intermediate depending on the opportunity of the application and magnitude of the expected CMM adjustments. The Company has assigned for these three scenarios the following percentages of probability of occurrence based mainly on the experience with past delays in the tariff renegotiation process, the current economic and financial situation and the need to maintain the public service in operation: pessimistic scenario: 20%, optimistic scenario: 30%, and intermediate scenario: 50%.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

Based on that which has been mentioned above, the Company determined that the valuation of property, plant and equipment does not exceed their recoverable amount at December 31, 2012.

Finally, and in accordance with the concession agreement, the Company may not pledge the assets used in the provision of the public service nor grant any other security interest thereon in favor of third parties, without prejudice to the Company’s right to freely dispose of those assets which in the future may become inadequate or unnecessary for such purpose. This prohibition does not apply in the case of security interests granted over an asset at the time of its acquisition and/or construction as collateral for payment of the purchase and/or installation price.

The residual value and the remaining useful lives of the assets are reviewed and adjusted, if appropriate, at the end of each fiscal year (reporting period).

Land is not depreciated.

These depreciation methods are used to allocate the difference between cost and residual value during the estimated useful life of the assets.

Facilities in service: between 30 and 50 years

Furniture, tools and equipment: between 5 and 20 years

Construction in process is valued based on the degree of completion. Construction in process is recorded at cost less any impairment loss, if applicable.  Cost includes expenses attributable to the construction, including capitalized borrowing costs in accordance with IFRS and the Company’s accounting policies, when they are part of the cost incurred for the purposes of acquisition, construction or production of property, plant and equipment which require considerable time until they are in condition to be used. Borrowing costs are no longer capitalized when the asset has been substantially finished or its development has been suspended. These assets begin to be depreciated when they are in economic condition to be used.

Gains and losses from the sale of property, plant and equipment are calculated by comparing the price collected with the carrying amount of the asset, and are recognized within Other operating expense or Other operating income in the consolidated statement of comprehensive loss.

4.9  Intangible assets

EDEN’s concession agreement

IFRIC 12 “Service Concession Arrangements” provides guidelines to account for public service concession arrangements to a private operator. This interpretation applies if:

•         the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them and at what price; and

•         the grantor controls through the ownership, beneficial entitlement or otherwise, any significant residual interest in the infrastructure at the end of the term of the arrangement.

If the above-mentioned conditions are simultaneously met, an intangible asset is recognized to the extent that the operator receives a right to charge users of the public service, provided, however, that these rights are contingent on the degree of use of the service.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

These intangible assets are initially recognized at cost, which is regarded as the fair value of the consideration delivered, plus other direct costs directly attributable to the operation. Concessions have a finite useful life and are subsequently measured at cost less accumulated amortization, which is determined by applying the straight-line method the estimated useful life of each asset, without exceeding the term of the concession.

The Company has applied the intangible asset method established in IFRIC 12 for EDEN’s concession agreement. No financial asset has been recognized in relation to the concession agreements due to the fact that the agreements signed do not stipulate minimum guaranteed payments.

The guidelines of IFRIC 12 do not apply to Edenor’s concession agreement. The Company considers that in substance the grantors do not have the characteristic features of control over infrastructures as defined in IFRIC 12.

4.10           Impairment of non-financial asset

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment.

Assets subject to depreciation are reviewed for impairment losses whenever an event or change in circumstances indicates that the carrying amount may not be recovered. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For purposes of assessing impairment losses, assets are grouped at the lowest level at which independent cash flows can be identified (cash generating units).

Non-financial assets, other than goodwill, that suffered an impairment loss are reviewed for possible reversal of the impairment at each reporting date.

4.11 Financial assets

The Company has early adopted IFRS 9.

4.11.1       Classification

The Company classifies financial assets into the following categories: those measured at amortized cost and those subsequently measured at fair value. This classification depends on whether the financial asset is an investment in a debt or an equity instrument. In order for a financial asset to be measured at amortized cost, the two conditions described below must be met. All other financial assets are measured at fair value. IFRS 9 requires that all investments in equity instruments be measured at fair value.

a.         Financial assets at amortized cost

Financial assets are measured at amortized cost if the following conditions are met:

                            i.            the objective of the Company’s business model is to hold the assets to collect the contractual cash flows; and

                           ii.            the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on principal.

b.         Financial assets at fair value

If any of the above-detailed conditions is not met, financial assets are measured at fair value through profit or loss.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

All investments in equity and public instruments are measured at fair value. For those investments that are not held for trading, the Company may irrevocably elect at the time of their initial recognition to present the changes in the fair value in other comprehensive income. The Company’s decision was to recognize the changes in fair value in profit or loss.

4.11.2      Recognition and measurement

The regular purchase or sale of financial assets is recognized on the trade date, i.e. the date on which the Company agrees to acquire or sell the asset. Financial assets are derecognized when the rights to receive the cash flows from the investments have expired or been transferred and the Company has transferred substantially all the risks and rewards of the ownership of the assets.

Financial assets are initially recognized at their fair value plus, in the case of financial assets not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition thereof.

The gains or losses generated by investments in debt instruments that are subsequently measured at fair value are recognized in financial income or financial loss. Those generated by investments in debt instruments that are subsequently measured at amortized cost are recognized in financial income or financial loss when the financial asset is derecognized or impaired and by means of the amortization process using the effective interest rate method.

The Company subsequently measures all the investments in equity instruments at fair value. When it elects to present the changes in fair value in other comprehensive income, such changes cannot be reclassified to profit or loss. Dividends arising from these investments are recognized in profit or loss to the extent that they represent a return on the investment.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

4.11.3      Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence that the value of a financial asset or group of financial assets measured at amortized cost is impaired. The value of a financial asset or group of financial assets is impaired, and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Impairment tests may include evidence that the debtors or group of debtors are undergoing significant financial difficulties, have defaulted on interest or principal payments or made them after they had come due, the probability that they will enter bankruptcy or other financial reorganization, and when observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in payment terms or in the economic conditions that correlate with defaults.

The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the impairment loss is recognized in the consolidated statement of income.

4.11.4      Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the statement of financial position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

4.12           Derivative financial instruments

Derivatives are initially recognized at fair value on the date on which the derivative contract is signed. Subsequently to the initial recognition, they are remeasured at their fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if that is the case, on the nature of the item being hedged. The Company has not designated any derivative as a hedging instrument, therefore, at December 31, 2012 and 2011 the economic impact of these transactions resulted in a loss that has been recorded in the Financial expenses account of the consolidated statement of comprehensive income.

“Derivative financial instruments” have been valued in accordance with the provisions of IFRS 9.

Furthermore, the changes in the fair value of these financial instruments -Corporate Notes Swap- have been recorded by the Company in the Changes in the Fair Value of Financial Instruments line item, in other financial results.

The changes in the fair value of these financial instruments forward and futures contracts- have been recorded by the Company in the Changes in the Fair Value of Financial Instruments line item, in other financial results. At December 31, 2011 and January 1, 2011, the aforementioned transactions have been fully settled.

4.13           Inventories

Inventories are valued at the lower of acquisition cost and net realizable value.

Given the fact that the Company’s inventories are not assets intended for sale, they are valued based on the purchase price, import duties (if applicable), and other taxes (that are not subsequently recovered by tax authorities), transport, warehouse and other costs directly attributable to the acquisition of those assets.

Cost is determined by applying the first in first out (FIFO) valuation method.

The Company has classified inventories into current and non-current depending on whether they will be used for maintenance or capital expenditures and on the period in which they are expected to be used. The non-current portion of inventories has been disclosed in the “Property, plant and equipment” account.

The valuation of inventories, taken as a whole, does not exceed their recuperable value at the end of each year.

4.14           Assets under construction

Assets under construction refers to the works carried out by EDEN S.A. that have not been finished at the closing date of the financial statements or do not comply with IFRS requirements to be derecognized from assets and recognized as revenue.

Assets under construction include design, supply, direct labor and other indirectly-related construction costs.

4.15            Trade and other receivables

a.       Trade receivables

The receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of each financial year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.  Services rendered but unbilled at January 1, 2011, arising from the retroactive increase deriving from the application of the electricity rate schedule resulting from the Temporary Tariff Regime (RTT) have been valued on the basis of the best estimate of the amount to be collected, discounted at a representative annual nominal rate, which reasonably reflected market assessments of the time value of money and risks specific to the receivable at the time of initial recognition.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

The amounts thus determined:

                                 i.            are net of an allowance for the impairment of receivables.

                               ii.            consider the effects of that which is described in Note 2.

CMM receivables are recognized, as the related revenue, to the extent that they have been approved by the ENRE; receivables from electricity provided to low-income areas and shantytowns are recognized, also in line with revenue, when the Framework Agreement has been renewed for the period accrued.

At the date of these financial statements, CMM balances are the best estimate of the amounts receivable.

The Company has recorded an allowance for doubtful accounts to adjust the valuation of trade receivables up to their estimated recoverable amount. Depending on the receivables portfolio, the allowance is recorded based on an individual recoverability analysis (accounts receivable in litigation) or on the historical series of collections for services billed through the end of each period and collections subsequent thereto.

b.      Other receivables

Other receivables are initially recognized at fair value (generally the original billing/settlement amount) and subsequently measured at amortized cost, using the effective interest rate method, and when significant, adjusted by the time value of the money. The Company records impairment allowances when there is objective evidence that the Company will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

4.16           Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less from their acquisition date.

•         Cash and banks in local currency: at nominal value.

•         Cash and banks in foreign currency: at the exchange rates in effect at the end of each year.

•         Time deposits, which include the portion of interest income accrued through the end of each year.

•         Money market funds, which have been valued at the prevailing market price at the end of each year.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

4.17            Trade payables and other liabilities

a.       Trade payables

Trade payables are payment obligations with suppliers for the purchase of goods and services in the ordinary course of business. Trade payables are classified as current liabilities if payments fall due within one year or in a shorter period of time. Otherwise, they are classified as non-current liabilities.

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

b.      Customer deposits

Customer deposits are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

In accordance with the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:

                          i.When the power supply is requested and the user is unable to provide evidence of his legal ownership of the premises;

                        ii.When service has been suspended more than once in one-year period;

                       iii.When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).

                       iv.When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer deposits from residential tariff customers.

Customer deposits may be either paid in cash or through the customer’s bill and accrue monthly interest at a specific rate of Banco de la Nación Argentina for each customer.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the principal amount plus any interest accrued thereon are credited to the customer’s account after deducting, if appropriate, any amounts receivable which the Company may has with the customer.

c.       Customer contributions

Subject to reimbursement:

The Company receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements and the provisions of ENRE Resolution No. 215/2012. These contributions are initially recognized as trade payables at fair value with a contra-account in Property, plant and equipment, and subsequently measured at amortized cost using the effective interest rate method.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

d.      Other liabilities

Other liabilities are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The recorded liabilities represent, mainly, PUREE obligations and penalties issued by the ENRE, which the Company’s Management estimates will be paid in the future.

The balances corresponding to ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto.

The balances regarding PUREE represent the best estimation of the necessary cash flow to set off the present obligation

4.18           Deferred revenue

Edenor - Not subject to reimbursement:

The Company receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements. In accordance with IFRS, the assets received are recognized by the Company as Property, plant and equipment with a contra-account in deferred revenue, the accrual of which depends on the nature of the identifiable services, in accordance with the following:

•         Customer connection to the network: revenue is accrued until the completion of such connection;

•         Continuous provision of the electric power supply service: throughout the useful life of the asset or the term for the provision of the service, whichever the lower.

Eden

Upon completion, the construction works carried out by EDEN S.A. within the framework of IFRIC 12, that are financed with customer funds and/or an amount added to the electricity rate and/or PUREE, are recognized as intangible assets and amortized over the useful life of each of them. The reward for having received a construction work to be operated is recognized within the Deferred revenue account. This deferred revenue is accrued in the same manner as the intangible asset is amortized.

4.19           Borrowings

Borrowings are initially recognized at fair value, net of direct costs incurred in the transaction. Subsequently, they are measured at amortized cost; any difference between the funds obtained (net of direct costs incurred in the transaction) and the amount to be paid at maturity is recognized in profit or loss during the term of the borrowings using the effective interest rate method.

The commissions paid to obtain lines of credit are recognized as direct costs incurred in the transaction provided that it is probable that either part or all of the line of credit will be used. In this case, the recognition of commissions in profit or loss is deferred until such funds are used.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

4.20          Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are those assets that take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of such assets until such time as they are in condition to be used or sold.

All other borrowing costs are recognized as an expense in the period in which they are incurred.

4.21           Income tax and tax on minimum presumed income

a.       Current and deferred income tax

The tax expense for the year is comprised of the current tax and the deferred tax. Income tax is recognized in profit or loss, except to the extent that the tax relates to items recognized in other comprehensive income or directly in equity, in which case, the income tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted at the date of these financial statements.  Management periodically evaluates the positions taken in tax returns with respect to situations in which the applicable tax regulation is subject to interpretation and, if necessary, records provisions on the basis of the amount expected to be paid to the tax authorities.

The deferred tax is recognized, in accordance with the liability method, on the temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the consolidated statement of financial position. However, no deferred tax liability is recognized if such difference arises from the initial recognition of goodwill, or from the initial recognition of an asset or liability other than in a business combination, which at the time of the transaction affected neither the accounting nor the taxable profit.

The deferred tax is determined using the tax rate in effect at the date of the financial statements and is expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.

A deferred tax is recognized on the temporary differences arising from investments in subsidiaries and associates, except for deferred tax liabilities where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity or different taxable entities that intend to settle tax assets and liabilities on a net basis. Current and deferred tax assets and liabilities have not been discounted.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

b.      Tax on minimum presumed income

The Company determines the tax on minimum presumed income by applying the current rate of 1% on the Company’s taxable assets at year-end. The tax on minimum presumed income and the income tax complement each other. The Company’s tax obligation for each year will be equal to the higher of these taxes. However, should the tax on minimum presumed income exceed income tax in any given fiscal year, such excess may be computed as a payment on account of any excess of income tax over the tax on minimum presumed income that may arise in any of the ten subsequent fiscal years.

Minimum presumed income tax assets and liabilities have not been discounted.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

The Company has recognized the minimum presumed income tax accrued in the year and paid in previous years as a receivable, as it estimates that in future fiscal years it may be computed as a payment on account of the income tax.

4.22          Employee benefits

Benefit plans

The Company operates various benefit plans. Usually, benefit plans establish the amount of the benefit the employee will receive at the time of retirement, generally based on one or more factors such as age, years of service and salary.

The liability recognized in the consolidated statement of financial position in respect of benefit plans is the present value of the benefit plan obligation at the closing date of the year, together with the adjustments for actuarial losses. The benefit plan obligation is calculated annually by independent actuaries in accordance with the projected unit credit method. The present value of the benefit obligation is determined by discounting the estimated future cash outflows using the interest rate of high quality corporate bonds denominated in the same currency in which the benefits will be paid and whose maturity terms are similar to those of the corresponding obligations.

The group’s accounting policy for benefit plans is as follow:

a.       Past service costs are immediately recognized in profit or loss.

b.      Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in other comprehensive income in the period in which they arise.

At December 31, 2012, 2011 and January 1, 2011, the Company does not have any assets related to the employee benefits plan.

4.23          Provisions and contingencies

Provisions have been recognized in those cases in which the Company is faced with a present obligation, whether legal or constructive, that has arisen as a result of a past event, whose settlement is expected to result in an outflow of resources, and the amount thereof can be estimated reliably.

The amount recognized as provisions was the best estimate of the expenditure required to settle the present obligation, at the end of the reporting period, taking into account the corresponding risks and uncertainties. When a provision is measured using the estimated cash flow to settle the present obligation, the carrying amount represents the present value of such cash flow. This present value is obtained by applying a pre-tax discount rate that reflects market conditions, the time value of money and the specific risks of the obligation.

The provisions included in liabilities have been recorded to face contingent situations that could result in future payment obligations. To estimate the amount of provisions and the likelihood of an outflow of resources, the opinion of the Company legal advisors has been taken into account.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

4.24          Leases

Those leases in which a significant portion of the risks and rewards deriving from ownership are kept by the lessor are classified as operating leases. At present, the Company only has lease agreements that are classified as operating leases.

a.       As lessee

Operating lease payments are recognized as operating expenses in the Statement of Income on a straight-line basis throughout the term of the lease.

b.      As lessor

Those leases in which the Company does not transfer substantially all the risks and rewards inherent to the ownership of the asset are classified as operating leases.

Operating lease collections are recognized as income in the consolidated statement of comprehensive loss on a straight-line basis throughout the term of the lease.

4.25           Balances with related parties

Receivables and liabilities with related parties are initially recognized at fair value and subsequently measured at amortized cost in accordance with the terms agreed upon by the parties involved.

4.26          Equity

Changes in this account have been accounted for in accordance with the corresponding legal or statutory regulations and the decisions adopted by the shareholders’ meetings.

a.       Share capital

Share capital represents issued capital, which is comprised of the contributions committed and/or made by the shareholders, represented by shares, including outstanding shares at nominal value.

b.      Adjustment to capital

In accordance with Argentine GAAP and the requirements of control authorities, this subject reflects the effects of inflation over the “Share Capital”, when it was required, which remains at nominal value.

c.       Treasury stock

The Treasury stock account represents the nominal value of the Company’s own shares acquired by the Company.

d.      Adjustment to treasury stock

In accordance with Argentine GAAP and the requirements of control authorities, this subject reflects the effects of inflation over the “Treasury Stock” , when it was required,  which remains at nominal value.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

e.       Additional paid-in capital

Refers to the share premium of the outstanding share capital and to the acquisition of additional non-controlling interests in subsidiaries generated by the difference between the fair value of non-controlling interests and the consideration paid.

f.        Legal reserve

In accordance with the provisions of the Argentine Business Organizations Law No. 19,550, not less than five percent (5%) of the profits arising from the statement of income for the year must be allocated to the legal reserve, until it equals twenty percent (20%) of share capital.

g.       Retained earnings

Retained earnings are comprised of profits or accumulated losses with no specific appropriation. When positive, they may be distributed, if so decided by the Shareholders’ Meeting, to the extent that they are not subject to legal restrictions. Retained earnings are comprised of previous year results that have not been distributed, amounts transferred from other comprehensive income and prior year adjustments due to the application of accounting standards.

In the case of accumulated losses to be absorbed at the end of the year, the following appropriation order must be followed by the Shareholders’ Meeting when considering such absorption:

                     i.          Legal reserve

                   ii.          Additional paid-in capital, merger premiums and treasury stock negotiation premiums, if exists

                  iii.          Adjustment to Treasury Stock

                  iv.          Treasury Stock

                   v.          Adjustment to capital

                  vi.          Share capital

h.      Distribution of dividends

The distribution of dividends to the Company’s shareholders is recognized as a liability in the consolidated financial statements for the year in which dividend distribution is approved by the Shareholders’ Meeting. Additionally, the ENRE’s approval is necessary for the distribution of dividends by the Company.

5.                   Financial risk management

5.1     Financial risk factors

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

The management of the financial risk is part of the Company’s overall policies, which focus on the unpredictability of the financial markets and seek to minimize potential adverse effects on its financial performance. Financial risks are the risks derived from the financial instruments to which the Company is exposed during or at the end of each year. The Company uses derivative instruments to hedge exposure to certain economic risks whenever it deems appropriate in accordance with its internal risk management policy.  The Company does not apply hedge accounting.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

Risk management is controlled by the Finance and Control Department, which identifies, evaluates and hedges financial risks. Risk management policies and systems are periodically reviewed so that they reflect the changes in the market’s conditions and the Company’s activities.

This section includes a description of the main risks and uncertainties that could have a material adverse effect on the Company’s strategy, performance, results of operations and financial position.

a.        Market risks

                                 i.            Currency risk

Currency risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in foreign currency exchange rates. The Company’s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity rates that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial liabilities is denominated in US dollars. Therefore, the Company is exposed to the risk of a loss resulting from a devaluation of the peso. The Company partially hedges its currency risk by entering into currency forwards. Nevertheless, it continues to experience a considerable exposure to the US dollar. Furthermore, the Company has carried out transactions with derivative financial instruments with the aim of hedging the exchange rate of the cash flows it will have to pay in the next interest payment dates of its corporate notes. Although it may also enter into other hedging contracts to hedge all or part of its remaining exposure, the Company has not been able to hedge all its exposure to the US dollar under such terms as it may consider viable. If the Company continues to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations. The exchange rate used at December 31, 2012 is $ 4.918 per US dollar, at December 31, 2011 is $ 4.306 per US dollar and January 1, 2011 is $ 3.976 per US dollar.

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.12	31.12.11	01.01.11
Net position Assets/(Liabilities)
US dollar	(1,382,015)	(1,187,779)	(502,730)
Euro	(607)	(70)	(780)
Norwegian krone	(61)	(701)	-
Swiss franc	(1,145)	-	(653)
Total	(1,383,828)	(1,188,550)	(504,163)

The Company estimates that a 10% devaluation of the Argentine peso with respect to US dollar, with all the other variables remaining constant, would give rise to the following decrease in the results of operations for the year:

	12.31.12	31.12.11	01.01.11
Net position Assets/(Liabilities)
US dollar	(138,202)	(118,778)	(50,273)
Euro	(61)	(7)	(78)
Norwegian krone	(6)	(70)	-
Swiss franc	(114)	-	(65)
Decrease in the results of operations for the year	(138,383)	(118,855)	(50,416)

                               ii.            Price risk

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

The Company’s investments in equity instruments with or without quotation are susceptible to market price risk arising from the uncertainties concerning the future value of these instruments. Due to the low significance of the investments in equity instruments in relation to the net Asset/Liability position, the Company is not significantly exposed to the referred to instruments price risk.

Furthermore, the Company is not exposed to the commodities price risk.

                              iii.            Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. At December 31, 2012,2011 and January 1, 2011 approximately 96.76%, 96,65 % and 95,67 % of the loans, respectively, were obtained at fixed interest rates. The remaining loans were agreed at floating interest rates, and were denominated in pesos. The Company’s policy is to keep the higher percentage of its indebtedness in instruments that accrue interest at fixed rates.

The Company analyzes its exposure to interest rate risk in a dynamic manner. Several scenarios are simulated taking into account the positions with respect to refinancing, renewal of current positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on profit or loss of a specific change in interest rates. In each simulation, the same interest rate fluctuation is used for all the currencies. Scenarios are only simulated for liabilities that represent the most relevant interest-bearing positions.

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	12.31.12	12.31.11	01.01.11
Fixed rate:
Argentine peso	25,179	8,132	-
US dollar	1,381,549	1,198,934	1,035,113
Subtotal loans at fixed rates	1,406,728	1,207,066	1,035,113
Floating rate:
Argentine peso	47,115	41,841	42,037
US dollar	-	-	4,818
Subtotal loans at floating rates	47,115	41,841	46,855
Total loans	1,453,843	1,248,907	1,081,968

Based on the simulations performed, with all the other variables remaining constant, a 10% increase in floating interest rates would give rise to the following decrease in the results of operations for the year:

	12.31.12	12.31.11
Floating rate:
Argentine peso	391	583
Decrease in the results of operations for the year	391	583

b.      Credit risk

Credit risk is the risk of a financial loss as a consequence of counterparty’s failure to comply with the obligations assumed in a financial instrument or commercial contract. The Company’s exposure to credit risk results from its operating and financial activities, including deposits in financial entities and other instruments. With regard to Banks and Financial Entities, the Finance Department evaluates the customers’ credit quality, financial and cash position and independent credit risk ratings. Individual credit limits are then established in accordance with the limits set by the Company CEO on the basis of the internal or external ratings approved by the Finance and Control Department.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

At the end of each reporting period, the Company analyzes whether the recording of an impairment is necessary. At December 31, 2012, 2011 and January 1, 2011, delinquent accounts receivable totaled approximately $ 134.22 million, $ 98.59 million and $ 71.90 million, respectively.  At December 31, 2012 and 2011, the financial statements included allowances for $ 63.27 million, $ 57.62 million and $ 29.26 million, respectively. The inability to collect the other revenue and the non-regulated revenue in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay loans, including payment of the Corporate Notes.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the consolidated financial statements, after deducting the corresponding allowances.

In accordance with its policy, the Company places its cash and cash equivalents, investments and other financial instruments with various highly-rated financial entities, thus mitigating the amount of exposure to credit risk. The Group manages its exposure to credit risk by reducing its individual deposits to clearly defined limits.

The Group has not experienced any significant loss in those accounts. The maximum exposure to credit risk is represented by the book value of cash and cash equivalents and short-term investments in the Statement of financial position.

The Company’s exposure to credit risk arising from cash and cash equivalents is established in Note 17.

c.       Liquidity risk

The Company monitors the risk of a deficit in cash flows on a periodical basis. The Finance Department supervises the updated projections of the Company’s liquidity requirements in order to ensure that there is enough cash to meet its operational needs, permanently maintaining sufficient margin for undrawn credit lines so that the Company does not fail to comply with the indebtedness limits or covenants, if applicable, of any line of credit. Such projections give consideration to the Company’s debt financing plans, compliance with covenants, with internal balance sheet financial ratios objectives and, if applicable, with external regulations and legal requirements, such as, restrictions on the use of foreign currency.

Cash surpluses held by the operating entities and the balances in excess of the amounts required to manage working capital are invested in Money Market Funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. At December 31, 2012,2011 and January 1, 2011, the Company’s current investments amount to $ 3.42 million,$ 2.13 million and $ 430.84, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

The table below includes an analysis of the Company’s non-derivative financial assets and liabilities and net-settled derivative financial instruments, which have been classified into maturity groupings based on the remaining period at the consolidated statement of financial position date to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

	Less than 3 months	From 3 months to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
At January 1, 2011
Trade payables and other liabilities	344,110	38,937	25,551	25,433	-	434,031
Borrowings	8,427	137,157	139,444	344,190	1,848,701	2,477,919
Derivative financial instruments	7,253	-	-	-	-	7,253
Total	359,790	176,094	164,995	369,623	1,848,701	2,919,203

At December 31, 2011
Trade payables and other liabilities	601,730	86,714	27,172	27,172	-	742,788
Borrowings	8,028	140,537	132,181	359,059	1,881,523	2,521,327
Total	609,758	227,251	159,353	386,231	1,881,523	3,264,115

At December 31, 2012
Trade payables and other liabilities	1,284,255	23,436	29,795	29,795	-	1,367,281
Borrowings	6,405	142,907	142,124	532,051	1,891,407	2,714,894
Total	1,290,660	166,343	171,919	561,846	1,891,407	4,082,175

As described in Note 1, should the conditions existing at the date of these consolidated financial statements continue, the Board of Directors believes that cash flows and operating results for the next year, and financial ratios, will be negatively impacted. Furthermore, in that note it is also stated that, given the fact that the realization of the projected measures to revert the negative trend manifested in the current fiscal year depends, among other factors, on the occurrence of certain events that are not under the Company’s control, such as the requested electricity rate increases, the Board of Directors has raised substantial doubt about the ability of the Company to continue as a going concern.

5.2    Management of derivative financial instruments

The Company has carried out transactions with derivative financial instruments with the aim of using them as economic instruments in order to mitigate the risk generated by the fluctuations in the US dollar rate of exchange.

c.       Corporate Notes – Cash flows SWAP

In November 2010, the Company carried out a transaction with a derivative financial instrument with JP Morgan Chase Bank NA with the aim of hedging the foreign currency exchange rate of the cash flows and derivatives of interest payment transactions.

This instrument provides an economic and financial hedge of the amounts in foreign currency that the Company must pay on the interest payment dates of its financial debt, arising from the Class 9 Fixed Rate Corporate Notes for up to USD 230.301, million, falling due on April 25, 2011, October 25, 2011, April 25, 2012 and October 25, 2012, in the event of fluctuations in foreign currency exchange rates.

Additionally, in April 2011, the Company carried out a transaction with a derivative financial instrument with Deutsche Bank S.A. with the aim of hedging the foreign currency exchange rate of the cash flows and derivatives of interest payment transactions arising from the new issue of Class 9 fixed rate corporate notes for up to USD 69.699 million (Note 19), payable on October 25, 2011, April 25, 2012 and October 25, 2012.

At December 31, 2012, the economic impact of these transactions resulted in a loss of $ 2.21 million, which has been recorded in the Financial expenses account of the Consolidated Statement of Comprehensive Loss.

d.      Forward and Future Contracts

During the years ended December 31, 2012 and 2011, the Company entered into forward and futures contracts with the aim of using them as economic instruments in order to mitigate the risk generated by the fluctuations in the US dollar rate of exchange.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

At December 31, 2011, the aforementioned transactions were fully settled. As of December 31, 2012 the Company did not enter into forward and future contracts.

5.3    Concentration risk factors

The Company’s receivables derive primarily from the sale of electric power.

No single customer accounted for more than 10% of sales for the years ended December 31, 2012, December 31 and January 1, 2011. The collectibility of trade receivables balances related to the Framework Agreement, which amount to $ 25.44 million, $ 25.60 million and $ 33.05 million at December 31, 2012, December 31, 2011 and January 1, 2011, respectively, as disclosed in Note 2 – Framework Agreement -, is subject to compliance with the terms of such agreement.

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

At December 31, 2012, December 31, 2011 and January 1, 2011, approximately 80% of the Company’s employees and the operating employees of the others contractors were union members. Although the relationship with the aforementioned unions is currently stable, the Company may not ensure that there will be no work disruptions or strikes in the future, which could have a material adverse effect on the Company’s business and revenue. Without prejudice thereto, the Company has entered into a salary agreement, which is described in Note 45.

At the date of issuance of these consolidated financial statements, meetings aimed at negotiating the renewal terms of both collective bargaining agreements are being held with the above-mentioned unions.

By Resolution ST No. 1906 dated November 27, 2012, published in the Official Gazette on December 7, 2012, the Secretariat of Labor, under the authority of the Ministry of Labor, Employment and Social Security, established that as from January 1, 2013 the Company, as well as other companies of the Electric Power Sector, will be required to pay to those employees who are represented by the Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires) an amount of $2,410 that will be regarded as a salary item. This amount will set-off and absorb, as from January 1, 2013, the amount (included in the salary but not subject to social security charges nor considered for the payment of the mid and year-end bonus) of $ 2,000 which the Company paid during 2012 to its employees. Without prejudice thereto, the aforementioned Resolution established, on a one-time and exceptional basis, that such amount (included in the salary but not subject to social security charges nor considered for the payment of the mid and year-end bonus), be considered for the payment of the year-end bonus and the additional 2012 BAE concept.

In light of the Company’s economic and financial situation and the projections for the year 2013, the Company’s Board of Directors, in the meeting held on December 11, 2012, unanimously resolved to challenge Resolution No. 1906 of the Secretariat of Labor, and, without prejudice thereto, to request that the ENRE authorize recognition of such higher costs in the Company’s distribution rate in accordance with the provisions of  sections 46 and 42 of Law 24,065, which expressly authorize rate adjustments in order for the electricity rate to reflect any change in the concession holder’s costs which is not under the control of the holder of the concession. Such request was officially made on December 28, 2012, and on January 24, 2013, the Regulatory Authority, through Note ENRE 106836, notified Edenor that the request had been rejected without prejudice to the treatment that will be finally given to the request to modify the electricity rate schedule. Such note was contested by Edenor on February 7, 2013.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

5.4    Capital risk management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Company monitors its capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (current and non-current) less cash and cash equivalents. Total capital is calculated as equity attributable to the owners as shown in the consolidated statement of financial position plus net debt.

At December 31, 2012, 2011 and January 1, 2011, gearing ratios were as follow:

	12.31.12	12.31.11	01.01.11
Total liabilities	6,312,152	5,164,407	3,183,957
Less: cash and cash equivalents	(71,108)	(130,509)	(246,007)
Net debt	6,241,044	5,033,898	2,937,950
Total capital attributable to owners	6,659,225	6,465,283	4,681,277
Gearing ratio	93.72%	77.86%	62.76%

5.5     Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

•         Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•         Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from the prices).

•         Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value at December 31, 2012, 2011 and January 1, 2011:

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL

At January 1, 2011
Assets and liabilities
Cash and cash equivalents - Money market funds	219,873	-	-	219,873
Financial assets at fair value through profit or loss:
Government bonds	315,267	-	-	315,267
Corporate notes	115,569			115,569
Derivative financial instruments	-	(7,253)	-	(7,253)
Total assets and liabilities at January 1, 2011	650,709	(7,253)	-	643,456
At December 31, 2011
Assets and liabilities
Derivative financial instruments	-	1,316		1,316
Cash and cash equivalents - Money market funds	58,903	-	-	58,903
Financial assets at fair value through profit or loss:
Government bonds	2,132	-	-	2,132
Total assets and liabilities at December 31, 2011	61,035	1,316	-	62,351
At December 31, 2012
Assets and liabilities
Cash and cash equivalents - Money market funds	50,954	-	-	50,954
Financial assets at fair value through profit or loss:
Government bonds	3,415	-	-	3,415
Total assets and liabilities at December 31, 2012	54,369	-	-	54,369

The value of financial instruments traded in active markets is based on the quoted market prices at the date of the consolidated statement of financial position. A market is regarded as active if quoted prices are regularly available from a stock exchange, dealer/broker, industry group, or regulatory agency, and those prices represent current and regularly occurring market transactions between parties on an arm’s length transaction. The quoted market price used for the financial assets held by the Company is the current offer price. These instruments are included in level 1. The instruments included in level 1 comprise mainly money market funds, government bonds and corporate notes.

The fair value of financial instruments not traded in active markets is determined by using valuation techniques. These valuation techniques make maximum use of observable market inputs if available and rely as little as possible on the Company’s specific estimates. If all the significant variables to determine the fair value of a financial instrument are observable, the instrument is included in level 2.

If one or more variables used to determine the fair value are not observable in the market, the financial instrument is included in level 3.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

6.                  Critical accounting estimates and judgments

Critical accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events, which the Company Management deems to be reasonable under the circumstances.

The preparation of the financial statements requires the Company to make estimates and assessments concerning the future. Future actual results may differ from the estimates used and assessments made at the date of preparation of these consolidated financial statements. The estimates that have a significant risk of causing adjustments to the carrying amounts of assets and liabilities within the next fiscal year are detailed below:

a.       Allowances for the impairment of receivables

The Company is exposed to impairment losses of receivables. Management estimates the final collectability of accounts receivable.

The allowance for the impairment of accounts receivable is evaluated based on the historical level of collections for services billed through the end of each year and collections subsequent thereto. Additionally, Management records an allowance based on an individual analysis of the recoverability of receivable accounts in litigation and of those customers included in the Framework Agreement.

b.      Revenue recognition

Revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. We consider our accounting policy for the recognition of estimated revenue critical because it depends on the amount of electricity effectively delivered to customers which is valued on the basis of applicable tariffs. Unbilled revenue is classified as current trade receivables.

c.       Impairment of long-lived assets

Long-term assets, including identifiable intangible assets, are tested for impairment at the lowest level at which independent cash flows can be identified (cash generating units, or CGU).

The Company’s subsidiaries constitute a cash generating unit as they have a concession area for the distribution of electricity. Consequently, each subsidiary represents the lowest asset disaggregation level that generates independent cash flows.

The Company analyzes the recoverability of its non-current assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of assets, which is measured as the value in use at the end of the year, may be impaired.

The value in use is determined based on projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets considered.

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, opportunity and modality of electricity rate increases and cost adjustment recognition in accordance with the agreements described in Note 2; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred, and; (iv) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

In spite of the current economic and financial situation, which is described in Note 1, the Company has made its projections under the assumption that the electricity rates will be improved according to the circumstances. However, the Company may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made as at the date of preparation of the consolidated financial statements.

In order to contemplate the estimation risk contained in the projection of the aforementioned variables, the Company has considered three different probability-weighted scenarios. Although in all of them an acceptable agreement with the Argentine National Government resulting in gradual tariff increases is assumed, the Company has considered different timing and magnitude of expected VAD increases. The three scenarios consider VAD increases as a result of the ITR process since 2013. These three scenarios can be classified into base, intermediate and pessimistic cash flows depending on the opportunity of the application and magnitude of the expected CMM. The Company has assigned for these scenarios the following percentages of probability of occurrence based primarily on the experience with past delays in the tariff renegotiation process: optimistic scenario: 30%, intermediate scenario: 50%, and pessimistic scenario: 20%.

Based on that which has been mentioned above, the Company determined that the valuation of property, plant and equipment does not exceed their recoverable amount at December 31, 2012.

d.        Current and deferred income tax/ Tax on minimum presumed income

In order to determine the income tax provision, it is necessary to make estimates inasmuch as the Company will have to evaluate, on an ongoing basis, the positions taken in tax returns in respect of those situations in which the applicable tax legislation is subject to interpretation. Whenever necessary, the Company is required to make provisions based on the amount expected to be paid to the tax authorities.

When the final taxable result differs from the amounts initially recognized in the provision as a consequence of estimates, such differences will affect both income tax and the determination of deferred tax assets and liabilities.

Were the final taxable result to differ by 10% from estimates made, the Company would need to:

•         Increase the net deferred tax liability by $ 11.41 million, if the difference were unfavorable; or

•         Decrease the net deferred tax liability by $ 11.41 million, if the difference were fav0rable.

A significant degree of judgment is required to determine the income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact on current and deferred income tax assets and liabilities in the period in which such determination is made.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the low probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. In assessing the realization of deferred tax assets, management considers that it is likely that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

e.       Going concern

These consolidated financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that the Company will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications, if there were any, that might be necessary to make if the situation described in Note 1 is not resolved.

f.        Benefit plans

The liability recognized by the Company is the best estimate of the present value of the cash flows representing the benefit plan obligation at the closing date of the year together with the adjustments for actuarial losses. Cash flows are discounted using the interest rate of high-quality corporate bonds denominated in the same currency in which the benefits will be paid. Such estimate is based on actuarial calculations made by independent professionals in accordance with the projected unit credit method.

g.       ENRE Penalties and Discounts- PUREE

We consider our accounting policy for the recognition of ENRE Penalties and Discounts critical because it depends on the penalizables events which are valued on the basis of management best estimate, at the date of these financial statements, of the expenditure required to settle the present obligation. The balances corresponding to ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto.

The balances corresponding to the Program for the Rational Use of Electric Power (PUREE) are the best estimate, at the date of these financial statements, of the expenditure required to settle the present obligation.

h.      Allocation of the purchase price in business combinations

The Company accounts for business combinations by applying the acquisition method, which requires that identifiable assets acquired and liabilities assumed be recorded at their respective fair value at acquisition date. The determination of the fair values of identifiable assets acquired and liabilities assumed requires Management to make estimates and use valuation techniques, including the use of independent appraisers, when the market value is not easily available. The excess of the acquisition cost over the fair value of the net identifiable assets acquired is allocated to goodwill.

The valuation assumptions underlying each of these valuation methods are based on the current available information, including discount rates, estimated cash flows, market risk rates and other.

The purchase price allocation is subject to changes during the twelve-month period subsequent to the acquisition date, with the adjustments reflected prospectively. At present, there are no balances related to purchase accounting subject to change. We consider our accounting policy for the valuation of acquisitions critical because the judgments made to determine the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired may impact the value of the asset or liability, including the impact on deferred taxes, the respective amortization periods and ultimately net income (loss). Therefore, the use of other valuation methods, as well as other assumptions underlying these valuation methods, could impact the determination of our financial position and results of operations.

If the fair value of the net identifiable assets acquired is higher than their acquisition cost, Management must reassessed whether all acquired assets and all liabilities assumed have been properly identified before recognizing a bargain purchase in order to ensure that the measurements properly reflect the consideration of all the available information as from acquisition date.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

 Once the Company is certain that measurements are appropriate, the resulting gain must be recognized in the acquisition date. The gain is attributed to the acquiring entity.

i.        Assets available for sale

As a consequence of that mentioned in Note 1, and with the aim of mitigating unfavorable financial and economic aspects, the Company considered the disposition of certain subsidiaries. In this context, it has decided to sell certain subsidiaries with the consequent loss of control. In accordance with IFRS, when the following criteria are met (even if the entity retains a non-controlling interest in its former subsidiary after the sale), the Company will classify all the associated assets and liabilities as available for sale:

      iv.           Its carrying amount will be recovered mainly through a sale transaction, rather than by its continued use.

        v.           It must be available, in its current conditions, for immediate sale, subject exclusively to the usual terms for the sale of this subsidiary.

      vi.           Its sale must be highly probable, for which purpose Management must be committed to a plan to sell, and an active programme to locate a buyer and complete such plan must have been initiated. Moreover, the sale of the subsidiary must be actively negotiated at a sales price reasonable in relation to its present fair value. Furthermore, it must be expected that the sale will comply with the conditions to be recognized as a completed sale within a year of classification as held for sale (unless the delay is caused by events or circumstances that are not under the entity’s control, and sufficient evidence exists that the entity is still committed to its plan to sell the subsidiary), and the actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn.

The assets and liabilities associated to those subsidiaries that the Company intends to sell, which comply with the aforementioned conditions, were reclassified in a single line item within current assets and current liabilities, denominated “Assets of disposal groups classified as held for sale” and “Liabilities of disposal groups classified as held for sale”, respectively. In addition, these assets and liabilities have been valued at the lower of carrying amount or fair value less costs to sell, recognizing a loss when the first value is higher than the second.

Measurement on fair value less costs to sell implies assumptions that are determined based on current available information, such as offers if any and market conditions.

j.          Contingencies and provisions for lawsuits

The Company is a party to several complaints, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or compensation. The Company’s potential liability with respect to such claims, lawsuits and legal proceedings may not be accurately estimated. Management, with the assistance of its legal advisors (attorneys), periodically analyzes the status of each significant lawsuit and evaluates the Company’s potential financial exposure.  If the loss deriving from a complaint or legal proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded.

Provisions for contingent losses represent a reasonable estimate of the losses that will be incurred, based on the information available to Management at the date of the financial statements preparation, taking into account the Company’s litigation and settlement strategies. These estimates are mainly made with the help of legal advisors. However, if the Management’s estimates proved wrong, the current provisions could be inadequate and result in a charge to profits that could have a material adverse effect on the statements of financial position, comprehensive income, changes in equity and cash flows.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

7.    Interests in subsidiaries and joint ventures

a)    Information on subsidiaries

The data showing the Company’s consolidated controlling interest at December 31, 2012 are as follow:

Directly controlled companies	Percentage interest held in capital stock and possible votes	Controlled/Indirectly and jointly controlled companies	Percentage interest held in capital stock and possible votes	Non-controlling percentage interest in capital stock and possible votes
	12.31.12		12.31.12
AESEBA	99.99	Empresa Distribuidora de Energía Norte S.A. (EDEN S.A.)	90.00	10.00

The subsidiaries’ accounting policies have been changed, if applicable, in order to ensure consistency with the policies adopted by the Company.

The investment in AESEBA has been incorporated on a line-by-line basis in accordance with the general consolidation method established by IFRS 10.

b)    Summarized financial information on subsidiaries with significant non-controlling interest

EDEN S.A.

i.      Condensed statements of financial position

EDEN S.A.
	12.31.12	12.31.11
Non-current assets	880,267	828,922
Current assets	329,713	246,438
Toral assets	1,209,979	1,075,360

Non-current liabilities	186,601	138,596
Current liabilities	550,398	423,601
Total liabilities	736,999	562,197

Equity	472,980	513,163
Equity attributable to the owners	472,980	513,163
Cash paid dividends to non-controlling interests	-	1,950

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

ii.    Condensed statement of comprehensive income

	12.31.12	12.31.11
Revenue from sales / construction	857,873	591,147
Operating costs	(787,054)	(490,475)
Net financial expense	(22,584)	(21,904)
Income tax	(16,247)	(30,387)
Income for the year	31,988	48,381
Other comprehensive income	(2,103)	(2,286)
Comprehensive gain for the year	29,885	46,095

iii.  Condensed statement of Cash Flows

	12.31.12	12.31.11
Net cash flows provided by operating activities	93,033	91,759
Net cash flows used in investing activities	(93,675)	(57,718)
Net cash flows provided by financing activities	(48,885)	(113,102)
Net increase in cash and cash equivalents	(49,527)	(79,061)

Cash and cash equivalents at beginning of year	31,908	111,693
Cash and cash equivalents at the end of year	(17,619)	32,632
Decrease of cash and cash equivalent	49,527	79,061

c)     Interest in joint ventures

Percentage interest held		Equity attributable to the owners
in capital stock and possible votes		12.31.12	12.31.11	01.01.11
SACME	50.00%	422	419	415

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

8.    Segment information

The Company’s business activities focus primarily on the distribution and sale of electricity carried out by Edenor S.A. or its subsidiaries. Based on the geographical distribution of its customers, the Company has identified the following operating segments:

AESEBA: Through its subsidiary, it renders electric power distribution and sale services in the northern and northwestern areas of the Province of Buenos Aires.

EMDERSA: Through its subsidiaries, it renders electric power distribution and sale services in the Provinces of San Luis, La Rioja and Salta.

EDENOR: It has the exclusive right to render electric power distribution and sales services to all users connected to the electricity distribution network within the concession area, which is comprised of the following: In the Federal Capital: the area encompassing Dock "D", unnamed street, path of the future Autopista Costera (coastline highway), extension of Pueyrredón Ave., Pueyrredón Ave., Córdoba Ave., Ferrocarril San Martín railway tracks, General San Martín Ave., Zamudio, Tinogasta, General San Martín Ave., General Paz Ave. and Río de La Plata river. In the Province of Buenos Aires the area includes the following districts: Belén de Escobar, General Las Heras, General Rodríguez, former General Sarmiento (which at present comprises San Miguel, Malvinas Argentinas and José C. Paz), La Matanza, Marcos Paz, Merlo, Moreno, former Morón (which at present comprises Morón, Hurlingham and Ituzaingó), Pilar, San Fernando, San Isidro, San Martín, Tigre, Tres de Febrero and Vicente López.

The information on each operating segment identified by the Company for the year ended December 31, 2011 and 2012 is as follow:

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

At December 31, 2011	Emdersa	Aeseba	Edenor	Eliminations	As per segment information	Discontinued operations	As per consolidated statement of comprehensive loss

Revenue from sales	764,276	503,772	2,302,045	-	3,570,093	(764,276)	2,805,817
Revenue from construction	-	87,374	-	-	87,374	-	87,374
Electric power purchases	(264,511)	(194,568)	(1,130,890)	-	(1,589,969)	264,511	(1,325,458)
Cost of construction	-	(87,374)	-	-	(87,374)	-	(87,374)
Sub total	499,765	309,204	1,171,155	-	1,980,124	(499,765)	1,480,359
Transmission and distribution expenses (1)	(168,652)	(131,288)	(970,501)	-	(1,270,441)	175,616	(1,094,825)
Gross profit	331,113	177,916	200,654	-	709,683	(324,149)	385,534
Selling expenses (1)	(97,313)	(49,916)	(261,948)	-	(409,177)	98,865	(310,312)
Administrative expenses (1)	(99,122)	(29,111)	(196,602)	-	(324,835)	100,519	(224,316)
Other operating income	2,768	8,680	22,499	(3,278)	30,669	(2,768)	27,901
Other operating expense	(5,314)	(5,596)	(52,562)	3,278	(60,194)	5,314	(54,880)
Gain from acquisition of companies	-	-	434,959	-	434,959	-	434,959
Gain from interest in joint ventures	924	-	48,935	(48,931)	928	(924)	4
Impairment of assets available for sale	-	-	(218,340)	(29,527)	(247,867)	247,867	-
Operating profit (loss)	133,056	101,973	(22,405)	(78,458)	134,166	124,724	258,890
Financial income	118	3,919	85,847	(24,285)	65,599	(10,031)	55,568
Financial expenses and other financial results (1)	(73,598)	(26,488)	(285,322)	24,281	(361,127)	47,790	(313,337)
Net financial expense	(73,480)	(22,569)	(199,475)	(4)	(295,528)	37,759	(257,769)
Profit (Loss) before taxes	59,576	79,404	(221,880)	(78,462)	(161,362)	162,483	1,121
Income tax	(17,455)	(30,387)	(82,177)	-	(130,019)	(22,952)	(152,971)
Profit (Loss) from continuing operations	42,121	49,017	(304,057)	(78,462)	(291,381)	139,531	(151,850)
Loss from discontinued operations	-	-	-	-		(139,531)	(139,531)
Profit (Loss) for the year	42,121	49,017	(304,057)	(78,462)	(291,381)	-	(291,381)
Non-controlling interests	(6,851)	(5,478)	-	(347)	(12,676)	-	(12,676)
Profit (Loss) for the year attributable to the owners of the parent	35,270	43,539	(304,057)	(78,809)	(304,057)	-	(304,057)

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

Note (1)	Emdersa	Aeseba	Edenor	Eliminations	As per segment information	Discontinued operations	As per consolidated statement of comprehensive loss

Depreciation of property, plant and equipment	(44,327)	(3,101)	(184,792)	-	(232,220)	44,327	(187,893)
Amortization of intangible assets	-	(20,093)	-	-	(20,093)	-	(20,093)

Financial expenses - Interest	(60,853)	(16,210)	(148,925)	36,058	(189,930)	25,334	(164,596)

At December 31, 2011, the Company decided to discontinue EMDERSA operating segment.

Statement of Financial Position at 12.31.2011	Edenor	Aeseba	Discontinued operations	Eliminations	As per consolidated statement of financial position

Assets	5,585,499	1,092,461	-	(957,445)	5,720,515
Assets of disposal groups classified as held for sale	-	-	1,291,078	-	1,291,078
Liabilities	4,154,114	571,427	-	(103,339)	4,622,202
Liabilities of disposal groups classified as held for sale	-	-	709,076	(166,871)	542,205

Non-controlling interests	-	50,302	365,471	28	415,801
Equity	1,431,385	470,732	-	(470,732)	1,431,385

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

At December 31, 2012	Emdersa	Emdersa H.	Aeseba	Edenor S.A.	Eliminations	As per segment information	Discontinued operations	As per consolidated statement of comprehensive loss

Revenue from sales	426,317	-	749,852	2,977,146	(1,742)	4,151,573	(426,317)	3,725,256
Revenue from construction	-	-	117,615	-	-	117,615	-	117,615
Electric power purchases	(201,037)	-	(321,989)	(1,740,231)	-	(2,263,257)	201,037	(2,062,220)
Cost of construction	-	-	(117,615)	-	-	(117,615)	-	(117,615)
Subtotal	225,280	-	427,863	1,236,915	(1,742)	1,888,316	(225,280)	1,663,036
Transmission and distribution expenses (1)	(175,438)	-	(225,956)	(1,344,730)	614	(1,745,510)	175,438	(1,570,072)
Gross profit	49,842	-	201,907	(107,815)	(1,128)	142,806	(49,842)	92,964
Selling expenses (1)	(57,607)	-	(78,429)	(352,938)	964	(488,010)	57,607	(430,403)
Administrative expenses (1)	(47,130)	(195)	(47,159)	(249,201)	151	(343,534)	47,130	(296,404)
Other operating income	52,259	-	1,683	32,351	(698)	85,595	(52,259)	33,336
Other operating expense	(636)	64	(9,660)	(103,125)	(66)	(113,423)	636	(112,787)
Gain from acquisition of companies	-	-	-	-	-	-	-	-
Gain from interest in joint ventures	-	-	-	30,321	(30,318)	3	-	3
Impairment of assets available for sale	(15,748)	-	-	-	-	(15,748)	15,748	-
Operating profit (loss)	(19,020)	(131)	68,342	(750,407)	(31,095)	(732,311)	19,020	(713,291)

Financial income	5,296	4,384	5,130	83,173	(6,678)	91,305	(5,296)	86,009
Financial expenses (1)	(42,713)	-	(26,178)	(277,350)	6,680	(339,561)	42,713	(296,848)
Other financial results	(5,008)	(2,723)	1,484	(166,236)	777	(171,706)	5,008	(166,698)
Net financial expense	(42,425)	1,661	(19,564)	(360,413)	779	(419,962)	42,425	(377,537)
Profit (Loss) before taxes	(61,445)	1,530	48,778	(1,110,820)	(30,316)	(1,152,273)	61,445	(1,090,828)

Income tax	39,078	-	(16,938)	116,717	-	138,857	(39,078)	99,779

Profit (Loss) from continuing operations	-	1,530	31,840	(994,103)	(30,316)	(1,013,416)	-	(991,049)
Loss from discontinued operations	(22,367)	-	-	(22,367)	-	(44,734)	22,367	(22,367)

Profit (Loss) for the year	(22,367)	1,530	31,840	(1,016,470)	(30,316)	(1,058,150)	22,367	(1,013,416)
Non-controlling interests	6,518	-	(3,050)	-	(4)	3,464	(6,518)	(3,054)
Profit (Loss) for the year attributable to the owners of the parent	(15,849)	1,530	28,790	(1,016,470)	(30,320)	(1,054,686)	15,849	(1,016,470)

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

Note (1)	Emdersa	Emdersa H.	Aeseba	Edenor S.A.	Eliminations	As per segment information	Discontinued operations	As per consolidated statement of comprehensive loss

Depreciation of property, plant and equipment	(43,659)	(43,659)	-	(5,317)	(192,554)	(285,189)	43,659	(241,530)
Amortization of intangible assets	(2,130)	(2,130)	-	(24,891)	-	(29,151)	2,130	(27,021)

Financial expenses - Interest	(18,891)	(18,891)	-	(14,103)	(229,753)	(281,638)	18,891	(262,747)

 At December 31, 2011, the Company decided to discontinue EMDERSA operating segment.

Statement of Financial Position at 12.31.2012	Emdersa H.	Aeseba	Edenor	Eliminations	As per consolidated statement of financial position

Assets	19	1,229,242	5,903,295	(554,514)	6,578,042
Assets of disposal groups classified as held for sale	41,518	-	-	181,880	223,398
Liabilities	16	709,474	5,485,114	(39,719)	6,154,885
Liabilities of disposal groups classified as held for sale	-	-	-	157,267	157,267

Non-controlling interests	-	47,299	-	23,808	71,107
Equity	41,521	472,469	418,181	(513,990)	418,181

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

9.      Contingencies and lawsuits

The Company has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. Based on the opinion of its legal advisors, Management estimates that the outcome of the current contingencies and lawsuits will not exceed the amounts of the recorded provisions nor will be significant with respect to the Company’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against the Company relating to legal actions for individual non-significant amounts, which, nevertheless, a position of to $ 90.5 million has been recorded.

The most significant legal actions in which the Company is a party involved are detailed below:

a.         Edenor

Legal action brought by the National Ombudsman

Purpose: presentation against the resolutions by which the new electricity rate schedule went into effect as from 10/01/08 and the application of the Program for the Rational Use of Electric Power (PUREE).

Procedural stage of the proceedings: on 12/07/09, the Company filed an appeal (“Queja por Recurso denegado”) to the Federal Supreme Court requesting that the extraordinary appeal rejected by the Appellate Court be sustained. The appeal is currently being analyzed by the Supreme Court.

Amount: undetermined

Conclusion: no provision has been recorded for these claims in these financial statements as the Company’s management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position.

Legal action brought by Consumidores Libres Coop. Ltda. de provisión de servicios de acción comunitaria

Purpose:

a) That all the last resolutions concerning electricity rates issued by the ENRE and the National Energy Secretariat be declared null and unconstitutional, and, in consequence whereof, that the amounts billed by virtue of these resolutions be refunded.

b) That all the defendants be under the obligation to carry out the Tariff Structure Review (RTI).

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

h) Subsidiarily, should the main claim be rejected, that the defendants be ordered to bill all customers on a bimonthly basis.

Amount: undetermined

Procedural stage of the proceedings: The Company answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The Court hearing the case approved the request and CAMMESA answered the service of notice in due time and manner. The Federal Government has answered the complaint filed against it within the term granted for such purpose.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

Conclusion: no provision has been recorded for these claims in these financial statements as the Company’s management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position.

Legal action brought by Consumidores Financieros Asociación civil para su defensa

Purpose:

1)     Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept (National Fund of Electricity - FNEE) on which no VAT had been paid by the defendants when CAMMESA (the company in charge of the regulation and operation of the wholesale electricity market) invoiced them the electricity purchased for distribution purposes.

2)    Reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment.

3)    Application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

Amount: undetermined

Procedural stage of the proceedings: On 04/22/10, the Company answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. These pleadings were made available to the plaintiff. Although the plaintiff’s opposition to the requested summons had not yet been resolved, the proceedings were brought to trial, in response to which EDENOR S.A. filed a motion for reversal with a supplementary appeal. As of to date, the proceedings are “awaiting resolution”, as a step prior to open the trial to testimony and other evidence.

Conclusion: no provision has been recorded for these claims in these financial statements as the Company’s management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position.

Legal action brought by Unión de Usuarios y Consumidores

Purpose:

a) that clause 4.6 and related clauses of Appendix I of the Adjustment Agreement be revoked, inasmuch as they establish that the rate increase will be retroactive;

b) that Resolution No. 51/07 of the ENRE be nullified inasmuch as it authorizes the retroactive increase of rates in favor of the Company.

c) that the Company be ordered to reimburse customers all the amounts paid as retroactive rate increase for the period of November 1, 2005 through January 31, 2007.

d) that the reimbursement be implemented through a credit in favor of customers.

Amount: undetermined

Procedural stage of the proceedings: By  resolution issued on 06/01/11, the Court of Appeals in Contentious and Administrative Federal Matters No. V, supporting the Company‘s arguments, ordered that the lower court decision be nullified as to the merits of the case.  Against such decision, the Unión de Usuarios y Consumidores filed an extraordinary federal appeal (“Recurso Extraordinario Federal”) which was granted on 11/03/11. The proceedings have been taken to the Supreme Court.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

Conclusion: no provision has been recorded for these claims in these financial statements as the Company’s management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position.

Legal action brought by the Company (“EDENOR S.A. VS RESOLUTION NO. 32/11 OF THE ENRE”)

Purpose:

By this action, the Company challenges such resolution, which – within the framework of the power cuts occurred between December 20 and December 31, 2010 – established the following:

- That the Company be fined in the amount of 750 due to its failure to comply with the obligations arising from Section 25) sub-sections a, f and g of the Concession Agreement and Section 27 of Law No. 24,065.

- That the Company be fined in the amount of 375 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and Resolution No. 905/1999 of the ENRE.

- That Company customers be paid as compensation for the power cuts suffered the following amounts: 180 to each small-demand residential customer who suffered power cuts that lasted more than 12 continuous hours, 350 to those who suffered power cuts that lasted more than 24 continuous hours, and 450 to those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

Amount: not specified in the complaint.

Procedural stage of the proceedings: on 07/08/11, the Company requested that notice of the substance of the case be served on the ENRE, which has effectively taken place. The proceedings are “awaiting resolution” since the date on which the ENRE answered the notice served. Furthermore, on 10/28/11, the Company filed an appeal (“recurso de queja por apelación denegada”) to the Federal Supreme Court requesting that the rejected extraordinary federal appeal be sustained. On April 24, 2013, the Company was notified that such direct appeal had been denied by the Appellate Court in Contentious and Administrative Federal Matters No. 1. As of the date of this annual report, the Company, together with its legal counsel, is assessing the situation, which involves the precautionary measure and the appeal of this last resolution.

Conclusion: At the end of the year ended December 31, 2012, the provision recorded in relation to the aforementioned compensations amounts to $ 30,4 million, including principal amount and accrued interest (Note 2.e). It is estimated that this case will not come to an end during 2013.

Legal action brought by the Company (“EDENOR S.A. VS RESOLUTION ENRE No. 336/12”)

Purpose:

By this action, the Company challenges the ENRE’s resolution pursuant to which:

- the Company is to determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012;

- the Company is to determine the discounts to be recognized to each of the customers identified in accordance with the preceding caption;

- the Company is to credit such discounts on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period;

- the Company is to compensate each small-demand residential customer (T1R) who has been affected by the power cuts occurred during the aforementioned period. The amount of the compensation will depend on the length of the power cut, provided, however, that such power cut lasted more than 12 continuous hours.

Amount: not specified in the complaint.

Procedural stage of the proceedings: This resolution has been contested by the Company.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

Conclusion: At the closing date of the year ended December 31, 2012, the provision recorded in relation to the aforementioned penalties and compensations amounts to $ 16.7 million (Note 2.1.e). It is estimated that this case will not come to an end during 2013.

Legal action brought by ASOCIACIÓN DE DEFENSA DE DERECHOS DE USUARIOS Y CONSUMIDORES – ADDUC

Purpose: that the Company be ordered to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law No. 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from users of the service from 08/15/08 through the date on which the defendant complies with the order to reduce interest. It is also requested that the value added tax (VAT) and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

Amount: undetermined

Procedural stage of the proceedings: On 11/11/11, the Company answered the complaint and filed a motion to dismiss for both lack of standing (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), requesting, at such opportunity, that a summons be served upon the ENRE as a third-party defendant. These pleadings were made available to the plaintiff. Prior to rendering a decision on the motion to dismiss for the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3, provide it with the proceedings “Consumidores Financieros Asociación Civil vs EDESUR and Other defendants, in the case brought for BREACH OF CONTRACT”.

Conclusion: therefore, no provision has been recorded for these claims in these financial statements as the Company’s management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position.

Payment agreement with Municipality of Moreno

On October 31, 2012, the Company and the Municipality of Moreno entered into a payment plan agreement for the settlement of the balance owed, consisting of one payment of 600 to be made in November 2012 with the remaining balance being paid in 36 monthly and consecutive installments plus interest, to be calculated on the basis of the lending rate applied by Banco de la Nación Argentina for 30-day deposits.

Petition against AFIP - DGI

The Company has filed a petition for declaratory relief against AFIP – DGI pursuant to Section 322 of the Federal Civil and Commercial Procedural Code in order to obtain assurance as to the application of the minimum presumed income tax based on the decision by the Supreme Court in “Hermitage” passed on June 15, 2010.

In this established precedent, the Court had declared this tax unconstitutional since it may be unreasonable under certain circumstances and since it breaches the capacity to pay principle.

As at December 31, 2012 and 2011, the Company held a provision for the minimum presumed income tax for the fiscal years mentioned and for the proportional tax estimated for this period for a total amount of $ 34.15 million and $ 40.8 million, respectively, including compensatory interest.

b.        Subsidiary - EDEN

ADMINISTRATIVE CLAIM (ACCION DE REPETICION) – TAX ON MINIMUM PRESUMED INCOME

Purpose: To claim reimbursement by the Public Administration of Public Revenues (AFIP), of the excess amounts paid by AESEBA as Minimum Presumed Income Tax for fiscal periods 1998 through 2003.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

Amount: $ 25 thousand.

Procedural stage of the proceedings: The subsidiary company lodged two special appeals (Recurso de reconsideración) against the AFIP’s resolutions claming not only the approval of the amounts not approved by the tax authorities but also that interest be calculated as from the filing date of the administrative claim. To date, these appeals have not yet been resolved.

In August 2011, the AFIP corrected interest calculation and on 08/17/11 made payment for the period 1998 through 2001. The appeal concerning fiscal years 2002 and 2003 is still pending resolution.

Conclusion: Due to the above-mentioned, no provision has been recorded for this claim in these consolidated financial statements.

MANAGEMENT OPERATOR, INCOME TAX, DEDUCTIONS, FOREIGN BENEFICIARIES

Purpose: assessment procedure by the Federal Administration of Public Revenues (“AFIP”) aimed at verifying the calculation of income tax and withholdings to foreign beneficiaries for fiscal periods 1998 and 1999.

Within the framework of this inspection, the AFIP noted a delay in the registration with the National Institute of Intellectual Property (INPI) of the technical assistance, know-how and operation agreement entered into on 06/02/97 by the Subsidiary Company and CEA Americas Operating Company (afterwards PSEG Americas Operating Company). As a consequence of the delay, the AFIP questioned the deduction of the amounts paid under the agreement on income tax returns for periods 1997, 1998 and 1999. Additionally, the AFIP questioned the presumed net income rate applied by the Subsidiary Company on such amounts.

Amount: undetermined

Procedural stage of the proceedings: on 04/28/09, the Subsidiary Company decided to adhere to the Tax and Social Security Contributions Regularization Plan set forth by Law No. 26,476/08, regulated by General Resolution No. 2,537/09, thereby abandoning the appeals filed with the Federal Tax Court.

Conclusion: Due to the above-mentioned, no provision has been recorded for these claims in these consolidated financial statements.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

10.               Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Transforming chamber, platforms and meters	Furniture, tools, vehicles, equipment and comunications	Constructions in progress	Supplies and spare parts	Total
At 01.01.11
Cost	107,072	1,139,156	3,256,514	1,406,110	380,072	307,398	23,249	6,619,571
Accumulated depreciation	(24,079)	(392,709)	(1,618,749)	(556,931)	(314,773)	-	-	(2,907,241)
Net amount	82,993	746,447	1,637,765	849,179	65,299	307,398	23,249	3,712,330

Additions from business combinations	37,070	113,669	639,530	87,585	150,331	81,891	10,849	1,120,925
Additions	2,684	5,559	12,304	489	5,806	563,281	13,426	603,549
Disposals (1)	(444)	(139)	(1,307)	(41)	(157)	(1,633)	(5,857)	(9,578)
Transfers	59	15,294	109,429	19,378	17,191	(151,765)	(9,586)	-
Depreciation for the year (2)	(5,654)	(36,333)	(104,291)	(56,603)	(29,339)	-	-	(232,220)
Assets classified as available for sale	(22,012)	(130,940)	(739,875)	(99,765)	(142,732)	(55,540)	(8,832)	(1,199,696)
Net amount 12.31.11	94,696	713,557	1,553,555	800,222	66,399	743,632	23,249	3,995,310

At 12.31.11
Cost	127,383	1,139,227	3,254,200	1,406,224	432,272	743,632	23,249	7,126,187
Accumulated depreciation	(32,687)	(425,670)	(1,700,645)	(606,002)	(365,873)	-	-	(3,130,877)
Net amount	94,696	713,557	1,553,555	800,222	66,399	743,632	23,249	3,995,310

Additions	110	-	-	-	7,060	537,547	4,329	549,046
Disposals	(320)	-	(1,268)	(98)	(200)	-	-	(1,886)
Transfers	16,255	103,340	236,606	243,161	86,174	(688,242)	2,706	-
Depreciation for the year	(5,394)	(40,626)	(84,364)	(52,232)	(12,854)	(2,401)	-	(197,871)
Net amount 12.31.12	105,347	776,271	1,704,529	991,053	146,579	590,536	30,284	4,344,599

At 12.31.12
Cost	143,408	1,242,566	3,488,557	1,649,273	523,893	590,536	30,284	7,668,517
Accumulated depreciation	(38,061)	(466,295)	(1,784,028)	(658,220)	(377,314)	-	-	(3,323,918)
Net amount	105,347	776,271	1,704,529	991,053	146,579	590,536	30,284	4,344,599

(1)  Includes $ 7.7 million relating to the net disposal of the assets available for sale.

(2) Includes $ 44.3 million relating to the year’s depreciation of the assets available for sale.

•         During the years ended December 31, 2012 and 2011, direct costs capitalized amounted to $ 107.54 million and $ 76.89 million.

•         Financial costs capitalized for the years ended December 31, 2012 and 2011, amounted to $ 25.40 million and $ 16.13 million.

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

11.                Intangible assets

	Contract right from the concessions	Total
At 01.01.11
Cost	-	-
Accumulated amortization	-	-
Net amount	-	-

Additions from business combinations	760,479	760,479
Additions	63,366	63,366
Disposals	(10,737)	(10,737)
Amortization	(20,093)	(20,093)
Net amount 12.31.11	793,015	793,015

At 12.31.11
Cost	1,072,089	1,072,089
Accumulated amortization	(279,074)	(279,074)
Net amount	793,015	793,015

Additions	85,686	85,686
Disposals	(7,962)	(7,962)
Amortization	(24,891)	(24,891)
Net amount 12.31.12	52,833	52,833

At 12.31.12
Cost	1,146,241	1,146,241
Accumulated amortization	(300,393)	(300,393)
Net amount	845,848	845,848

The subsidiary EDEN is the holder of the concession for the provision of the public service of electric power distribution and sale in the northern area of the Province of Buenos Aires. As stipulated in the concession agreement, the concession authority controls the services to be provided and their prices, and maintains a significant interest in the infrastructure at the end of the concession period. Due to the fact that the concession agreement grants EDEN the right to charge users for the electricity distributed, the Company recognizes an intangible asset.

The resulting intangible asset is amortized on a straight-line basis throughout the estimated useful life of each of the underlying fixed assets that make up its value, without exceeding the term of the concession.

12.               Assets under construction

Detailed below are the main construction works financed with funds from, the Company´s own funds, Program for the Rational Use of Electric Power (PUREE), Electric Power Control Authority of the Province of Buenos Aires (OCEBA) and FREBA.

	Construction works with the Company´s own funds	Construction works with PUREE funds	Construction works with OCEBA funds	Construction works with FREBA funds	Total
At January 1, 2011	-	-	-	-	-
Balances at beginning of period	29,967	4,985	2,283	-	37,235
Additions	30,499	10,056	2,063	-	42,618
Transfers	(24,281)	(10,045)	(23)	-	(34,349)
At December 31, 2011	36,185	4,996	4,323	-	45,504
Additions	53,243	10,711	1,726	50,234	115,914
Transfers	(26,747)	(2,008)	(1,977)	(46,220)	(76,952)
At December 31, 2012	62,681	13,699	4,072	4,014	84,466

EDENOR S.A.

Notes to the Consolidated Financial Statements as at December 31, 2012, 2011 and January 1, 2011

(Continued)

13.               Financial instruments

13.1 Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
At December 31, 2012
Assets
Trade receivables	891,425	-	45,688	937,113
Other receivables	113,500	-	92,569	206,069
Cash and cash equivalents				-
Cash and Banks	18,697	-	-	18,697
Checks to be deposited	976	-	-	976
Time deposits	481	-	-	481
Money market funds	-	50,954	-	50,954
Financial assets at fair value through profit or loss:
Government bonds	-	3,415	-	3,415
Total	1,025,079	54,369	138,257	1,217,705

At December 31, 2011
Assets
Trade receivables	534,732	-	45,725	580,457
Other receivables	25,364	-	101,164	126,528
Derivative financial instruments	-	1,316	-	1,316
Cash and cash equivalents
Cash and Banks	22,818	-	-	22,818
Checks to be deposited	277	-	-	277
Time deposits	48,511	-	-	48,511
Money market funds	-	58,903	-	58,903
Financial assets at fair value through profit or loss:
Government bonds	-	2,132	-	2,132
Total	631,702	62,351	146,889	840,942

At January 1, 2011
Assets
Trade receivables	421,193	-	45,531	466,724
Other receivables	29,767	-	28,798	58,565
Cash and cash equivalents
Cash and Banks	8,016	-	-	8,016
Checks to be deposited	595	-	-	595
Time deposits	17,523	-	-	17,523
Money market funds	-	219,873	-	219,873
Financial assets at fair value through profit or loss:
Government bonds	-	315,267	-	315,267
Corporate notes	-	115,569	-	115,569
Total	477,094	650,709	74,329	1,202,132

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
At December 31, 2012
Liabilities
Trade payables and other liabilities	1,359,623	-	1,359,623	2,029,381	3,389,004
Borrowings	1,453,843	-	1,453,843	-	1,453,843
Total	2,813,466	-	2,813,466	2,029,381	4,842,847

At December 31, 2011
Liabilities
Trade payables and other liabilities	742,788	-	742,788	1,470,890	2,213,678
Borrowings	1,248,907	-	1,248,907	-	1,248,907
Total	1,991,695	-	1,991,695	1,470,890	3,462,585

At January 1, 2011
Liabilities
Trade payables and other liabilities	434,031	-	434,031	984,518	1,418,549
Borrowings	1,081,968	-	1,081,968	-	1,081,968
Derivative financial instruments	-	7,253	7,253	-	7,253
Total	1,515,999	7,253	1,523,252	984,518	2,507,770

The income, expenses, gains and losses resulting from each category of financial instruments are as follow:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
At December 31, 2012
Interest income	56,362	29,647	86,009
Exchange differences	16,277	-	16,277
Bank fees and expenses	(58,845)	-	(58,845)
Gain from financial instruments at fair value	-	39,053	39,053
Adjustment to present value of retroactive tariff increase arising from the application of the new electricity rate schedule and other trade receivables	421	-	421
Total	14,215	68,700	82,915

At December 31, 2011
Interest income	33,222	22,346	55,568
Exchange differences	18,074	-	18,074
Bank fees and expenses	(37,692)	-	(37,692)
Gain from financial instruments at fair value	-	13,296	13,296
Adjustment to present value of retroactive tariff increase arising from the application of the new electricity rate schedule and other trade receivables	1,170	-	1,170
Total	14,774	35,642	50,416

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Non-financial instruments	Total
At December 31, 2012
Interest expense	(225,258)	-	(11,920)	(237,178)
Other financial results	(12,085)	-	-	(12,085)
Bank fees and expenses	(825)	-	-	(825)
Exchange differences	(210,364)	-	-	(210,364)
Total	(448,532)	-	(11,920)	(460,452)

At December 31, 2011
Interest expense	(162,095)	-	(2,501)	(164,596)
Bank fees and expenses	(13,835)	-	-	(13,835)
Exchange differences	(120,896)	-	-	(120,896)
Gain from the purchase of financial debt	6,546	-	-	6,546
Other financial results	(15,404)	-	-	(15,404)
Total	(305,684)	-	(2,501)	(308,185)

13.2 Credit quality of trade receivables

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information.

	12.31.12	12.31.11	01.01.11
Customers with no external credit rating (1):
Group 1 (i)	621,425	345,866	339,428
Group 2 (ii)	211,190	64,191	66,902
Group 3 (iii)	54,091	157,226	46,231
Group 4 (iv)	50,407	13,174	14,163
Total trade receivables	937,113	580,457	466,724
(1) Balances do not include the allowance for the impairment of trade receivables

(i) Relates to customers with debt to become due.
(ii) Relates to customers with up to 3 months past due debt.
(iii) Relates to customers with 3 to 12 months past due debt.
(iv) Relates to customers with more than 12 months past due debt.

13.3 Financial assets at fair value through profit or loss

	12.31.2012	12.31.2011	01.01.2011
Government bonds	3,415	2,132	315,267
Corporate notes	-	-	115,569
	3,415	2,132	430,836

14.               Other receivables

	12.31.12	12.31.11	01.01.11
Non-current
Prepaid expenses	1,260	1,140	1,199
Tax on minimum presumed income	26,201	30,743	12,283
Tax credits	11,697	1,714	3,693
Financial receivable with SIESA (Note 40)	12,993	-	-
Receivable with EDEN S.A. class "C" shareholders	17,263	15,417	-
Other	1,077	1,249	1,321
Total non-current	70,491	50,263	18,496

Current
Prepaid expenses	1,893	2,986	4,625
Advances to suppliers	47,410	39,163	4,415
Advances to personnel	3,666	4,627	6,276
Guarantee deposits	1,074	-	-
Receivables from activities other than the main activity	27,521	20,405	23,321
Financial receivable with SIESA (Note 40)	2,516	-	-
Credit with FOCEDE (Res. 347/12)	3,789	-	-
Note receivable with EDESUR S.A.	3,529	2,846	-
Judicial deposits	4,216	5,859	4,418
Related parties (Note 30)	52,292	8,282	4,169
Allowance for the impairment of other receivables	(16,011)	(12,253)	(12,799)
Other	3,683	4,350	5,644
Total current	135,578	76,265	40,069

The carrying amount of other receivables approximates fair value.

The aging analysis of these other receivables is as follows:

	12.31.12	12.31.11	01.01.11
Past due	24,028	15,003	30,045
Up to 3 months	55,048	37,508	25,157
From 3 to 6 months	1,534	851	582
More than 6 months	125,459	73,166	2,781
Total other receivables	206,069	126,528	58,565

The evolution of the allowance for the impairment of receivables is as follow:

	12.31.12	12.31.11
Balance at beginning of year	12,253	12,799
Incorporation for acquisition of subsidiaries	-	4,358
Increase	4,095	1,495
Increase related parties	-
Uses	(337)	(6,399)
Balance at end of year	16,011	12,253

At the consolidated statement of financial position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in the following currencies:

	12.31.12	12.31.11	01.01.11
Argentine pesos	141,283	109,105	53,918
US dollars	64,514	16,446	4,063
Euros	272	977	584
	206,069	126,528	58,565

15.                Trade receivables

	12.31.12	12.31.11	01.01.11
Non-current:
Receivables from Cost Monitoring Mechanism and others	45,688	45,725	45,531
Bonds for the cancellation of debts of the Province of Bs. As.	2,042	-	-
Total non-current	47,730	45,725	45,531

Current:
Sales of electricity - Billed (1)	564,338	344,116	216,749
Sales of electricity – Unbilled	325,623	196,598	149,046
Retroactive tariff increase arising from the application of the new electricity rate schedule	-	-	20,272
Framework Agreement	25,438	25,662	33,047
National Fund of Electricity	2,984	3,353	3,437
Bonds for the cancellation of debts of the Province of Bs. As.	4,095	-	8,743
Specific fee payable for the expansion of the network, transportation and others	9,933	6,512	4,477
In litigation	20,237	16,109	14,681
Allowance for the impairment of trade receivables	(63,265)	(57,618)	(29,259)
Total current	889,383	534,732	421,193

(1)                  Net of Stabilization factor (Note 2.h)

The carrying amount of trade receivables approximates fair value.

At December 31, 2012, 2011 and January 1, 2011, trade receivables that were past due but for which no allowance had been recorded amounted to $ 252.42 million, $ 176.97 million and $ 98.04 million, respectively. These balances relate to independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	12.31.12	12.31.11	01.01.11
Past due	315,688	216,973	127,296
Up to 3 months	573,396	317,306	292,923
From 3 to 6 months	162	246	488
More than 6 months	47,867	45,932	46,017
Total trade receivables	937,113	580,457	466,724

The roll forward of the allowance for the impairment of receivables is as follow:

	12.31.12	12.31.11
Balance at beginning of year	57,618	29,259
Additions from business combinations	-	26,400
Increase	14,425	9,313
Uses	(8,778)	(7,354)
Balance at end of year	63,265	57,618

At the consolidated statement of financial position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s trade receivables is denominated in the following currencies:

	12.31.12	12.31.11	01.01.11
Argentine pesos	937,113	580,457	466,724
	937,113	580,457	466,724

16.               Inventories

	12.31.12	12.31.11	01.01.11
Supplies and spare-parts	85,002	45,325	12,407
Total inventories	85,002	45,325	12,407

17.                Cash and cash equivalents

	12.31.12	12.31.11	01.01.11
Cash and Banks	19,673	23,095	8,611
Time deposits	481	48,511	17,523
Money market funds	50,954	58,903	219,873
Total cash and cash equivalents	71,108	130,509	246,007

18.               Discontinued operations

As a consequence of that mentioned in note 39 to these Consolidated Financial Statements, the interest held by the subsidiary EMDERSA Holding in its subsidiary EMDERSA has been classified as “Assets of disposal groups classified as held for sale”, due to the Company Management’s decision to discontinue the related operations.

These assets must be valued at the lower of the book value and fair value less costs to sell. At December 31, 2012, these assets have been valued at their fair value less costs to sell, which is lower than their book value.

The detail of assets classified as held for sale is as follows:

	12.31.12	12.31.11

Emdersa Holding's equity	41,522	263,183
Percentage interest held	99.99%	99.99%
Value on equity method:	41,518	263,157

Assets of disposal groups classified as held for sale at Net Realizable Value (NRV):	41,518	216,531

Change in Net Realizable Value:
Realization of assets of disposal groups classified as held for sale	(152,646)
Gain on Net Realizable Value	(22,367)
Net change	(175,013)

19.               Share capital and additional paid-in capital

	Number of shares (1)	Share capital (2)	Additional paid-in capital	Total
At January 1, 2011	906,455,100	1,902,944	18,317	1,921,261
Additional purchase of non-controlling interests	-	-	3,452	3,452
At December 31, 2011	906,455,100	1,902,944	21,769	1,924,713
Absorption of accumulated losses - Shareholders' Meeting of 04/27/2012 (Note 41)	-	(588,426)	(18,317)	(606,743)
At December 31, 2012	906,455,100	1,314,518	3,452	1,317,970

(1)      Includes 9,412,500 treasury shares December 31, 2012, 2011 and January 1, 2011.

(2)     Includes the nominal value of capital and treasury stock and the adjustment for inflation value of both concepts (see Note 4.26).

At December 31, 2012 and 2011, the Company’s share capital amounts to 906,455,100 shares, represented by 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share. Each and every share maintains the same voting rights, i.e. one vote per share. There are no preferred shares of any kind, dividends and/or preferences in the event of liquidation, privileged participation rights, prices and dates, or unusual voting rights. Moreover, there are no significant terms of contracts allowing for either the issuance of additional shares or any commitment of a similar nature.

During fiscal year 2008, the Company acquired 9,412,500 Class B treasury shares with a nominal value of 1 peso. The amount disbursed to acquire these shares totaled $ 6.4 million, which was deducted from inappropriate retained earnings of the equity attributable to the owners of the Company at that date.

At the date of these consolidated financial statements, these shares are held as “treasury stock”. The Company is entitled to reissue these shares at a future date.

On March 3, 2011, the Company held the General Annual Meeting which resolved by majority of votes to extend for 3 years the term for holding the treasury shares acquired within the framework of section 68 of Law No. 17,811 (text consolidated by Decree No. 677/01). All the shares issued have been fully paid-in.

The Company’s Employee Stock Ownership Program

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

In accordance with the regulations applicable to the ESOP, participating employees who retired before full payment of the deferred purchase price to the Argentine Government was made, were required to transfer their shares to the Guarantee and Repurchase Fund (Fondo de Garantía y Recompra) at a price to be calculated in accordance with a formula established in the general transfer agreement. At the date of payment of the deferred purchase price, the Guarantee and Repurchase Fund had not fully paid the amounts due to former ESOP participating employees for the transfer of their Class C shares.

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

No provision has been recorded in these consolidated financial statements in connection with the legal actions brought against the Company as the Company’s management believes that EDENOR S.A. is not responsible for the above-mentioned claims.

In accordance with the agreements, laws and decrees that govern the Employee Stock Ownership Program, the Class C shares may only be held by personnel of the Company, therefore before the public offering of the Class C shares that had been separated from the Program, such shares were converted into Class B shares and sold. In conformity with the by-laws, the political rights previously attributable to Class C shares are at present jointly exercised with those attributable to Class B shares and the holders of the remaining Class C shares will vote jointly as a single class with the holders of Class B shares when electing directors and supervisory committee members. At December 31, 2012,2011 and January, 1, 2011, 1,952,604 Class C shares, representing 0.22% of the Company’s share capital are outstanding.

Section 206 – Argentine Business Organizations Law

The negative results recorded by the Company at December 31, 2012 consume 100% of the reserves and more than 50% of capital. Section 206 of the Argentine Business Organizations Law establishes the mandatory reduction of a company’s capital stock when this situation occurs. Therefore, the Company’s shareholders are currently analyzing alternatives, in accordance with regulation effective, to resolve this situation.

20.              Allocation of profits

Restrictions on the distribution of dividends

                    i.           In accordance with the provisions of Law No. 19,550, the General Annual Meeting held on April 27, 2012 resolved that the loss for the year ended December 31, 2011 must be absorbed by the Retained Earnings account.

                  ii.          In accordance with the provisions of Law No. 25,063,  passed in December 1998, dividends to be distributed, whether in cash or in kind, in excess of accumulated taxable profits at the fiscal year-end immediately preceding the date of payment or distribution, shall be subject to a final 35% income tax withholding, except for those dividends distributed to shareholders who are residents of countries benefiting from conventions for the avoidance of double taxation who will be subject to a lower tax rate.

                iii.          Additionally, as indicated in Note 2, and in accordance with the Adjustment Agreement entered into between Edenor S.A. and the Federal Government, there are certain restrictions on the distribution of dividends by the Company and the ENRE’s approval for any distribution is necessary.

                iv.           In accordance with the provisions of Argentine Business Organizations Law No. 19,550, not less than five percent (5%) of the net profit arising from the statement of income for the year must be allocated to the legal reserve, until it equals twenty percent (20%) of the share capital. No charge has been recorded for this concept in the current year.

                  v.            Recording of the legal reserve for up to the amount absorbed, as resolved by the General Annual Meeting held on April 27, 2012 (Note 41).

21.               Trade payables

	12.31.12	12.31.11	01.01.11
Non-current
Customer deposits	57,785	53,477	49,129
Customer contributions	95,723	33,338	-
Payables for purchase	1,805	867	1,855
Total non-current	155,313	87,682	50,984

Current
Payables for purchase of electricity - CAMMESA	421,398	138,112	115,598
Payables for purchase	329,509	270,585	106,028
Provision for unbilled electricity purchases - CAMMESA	259,762	134,151	111,860
Related parties	14,257	4,065	8
Customer contributions	68,237	45,954	33,965
Funding contributions substations	53,286	-	-
Other	42,083	30,806	9,654
Total current	1,188,532	623,673	377,113

The carrying amount of Trade payables approximates fair value.

22.              Other liabilities

	12.31.12	12.31.11	01.01.11
Non-current
Program for the rational use of electric power (Note 2.c.III)	1,277,761	867,087	529,097
ENRE penalties and discounts	617,011	506,602	455,421
Total non-current	1,894,772	1,373,689	984,518

Current
Program for the rational use of electric power (Res. MIVSPBA N° 252/07)	74,693	61,566	-
ENRE penalties and discounts	45,031	35,636	-
Advance payments received for EDELAR’s sale agreement	7,377	6,455	-
Related parties	2,382	15,597	1,392
Payables with FOCEDE (Res. 347/12)	3,789	-	-
Dividends payable	7,509	1,211	-
Other	9,606	8,169	4,542
Total current	150,387	128,634	5,934

The carrying amount of other liabilities approximates fair value.

23.              Deferred revenue

	12.31.12	12.31.11	01.01.11
Non-current:
Related to IFRIC 12	230,061	157,338	-
Customer contribution non refundable	34,366	17,458	-
Total Non-current	264,427	174,796	-

24.              Borrowings

	12.31.12	12.31.11	01.01.11
Non-current
Financial loans	5,424	6,890	-
Corporate notes	1,345,276	1,182,992	1,035,113
Total non-current	1,350,700	1,189,882	1,035,113

Current
Financial loans	31,371	6,871	-
Interest	35,107	28,869	21,237
Corporate notes	11,665	23,285	25,618
Overdrafts	25,000	-	-
Total current	103,143	59,025	46,855

The maturities of the Company’s borrowings and its exposure to interest rates are as follow:

	12.31.12	12.31.11	01.01.11
Fixed rate
Less than 1 year	61,028	35,740	-
From 1 to 2 years	424	-	37,467
From 2 to 3 years	-	-	-
From 3 to 4 years	-	-	-
From 4 to 5 years	-	-	-
More than 5 years	1,345,276	1,171,326	997,646
	1,406,728	1,207,066	1,035,113
Floating rate
Less than 1 year	42,115	23,285	46,855
From 1 to 2 years	5,000	15,111	-
From 2 to 3 years	-	3,445	-
From 3 to 4 years	-	-	-
From 4 to 5 years	-	-	-
More than 5 years	-	-	-
	47,115	41,841	46,855
	1,453,843	1,248,907	1,081,968

The carrying amount of current borrowings approximates fair value due to their short-term maturity.

At December 31, 2012, 2011 and January 1, 2011, the fair value of non-current borrowings amounts to $ 1,220.22 million, $ 1,061.08 million and $ 905.44 million, respectively.

The Company’s borrowings are denominated in the following currencies:

	12.31.12	12.31.11	01.01.11
Argentine pesos	72,294	49,973	42,037
US dollars	1,381,549	1,198,934	1,039,931
	1,453,843	1,248,907	1,081,968

The roll forward of the Company’s borrowings during the year was as follows:

Balance at 01.01.2011	1,081,968
Principal borrowed	298,190
Principal repaid	(252,542)
Interest paid	(127,891)
Exchange difference and interest accrued	249,182
Balance at 12.31.2011	1,248,907
Principal borrowed	95,751
Principal repaid	(177,530)
Interest paid	(32,733)
Exchange difference and interest accrued	319,448
Balance at 12.31.2012	1,453,843

The main features of the Company and each of its subsidiaries’ borrowings are detailed below:

THE COMPANY’S BORROWINGS

   Corporate notes programs

The Company is included in a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

				Million of USD					Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 01-01-11	Debt purchase in 2011	Issuance 4-26-11	Debt structure at 12-31-11	Debt structure at 12-31-12	At 12-31-12
Floating Rate Par Note	A	LIBO + 2	2019	12.66	(12.66)	-	-	-	-
Fixed Rate Par Note	7	10.50	2017	24.76	-	-	24.76	24.76	121.77
Fixed Rate Par Note (1)	9	9.75	2022	219.18	(41.45)	69.70	247.43	247.43	1,222.51
Total				256.60	(54.11)	69.70	272.19	272.19	1,344.28

(1)     Net of issuance expenses.

Debt issued in Argentine pesos

Corporate Notes	Debt Structure (Million of $)
	Class	Rate	Year of Maturity	At 12.31.12
Floating Rate Par Note	8	BADLAR + 6,75	2013	11.66
Total				11.66

The Company used the net proceeds from the sale of the Corporate Notes in these offerings to refinance part of its short-term indebtedness, finance its capital expenditures plan and increase working capital.

The main covenants are the following:

                                 i.            Negative Covenants

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

                               ii.            Suspension of Covenants:

Certain negative covenants stipulated in the terms and conditions of the Corporate Notes will be suspended or adjusted if:

The Company’s long-term debt rating is raised to Investment Grade, or the Company’s Level of Indebtedness is equal to or lower than 2.5.

If the Company subsequently losses its Investment Grade rating or its Level of Indebtedness is higher than 2.5, as applicable, the suspended negative covenants will be once again in effect.

However, the reinstatement of the covenants will not affect those acts which the Company may have performed during the suspension of such covenants.

EDENOR’S FINANCIAL LOANS

In August 2011, the Company took out a financial loan from Banco Ciudad for a principal amount of $ 5.8 million accruing interest at an annual rate of 14.8% and falling due on February 6, 2012. Interest is paid on a monthly basis as from August 31, 2011. At the closing date of these consolidated financial statements, the Company entered into an Addendum with Banco Ciudad pursuant to which the maturity date of the aforementioned loan is extended to February 2014.

Additionally, in March and June 2011, the Company took out loans from Banco de la Provincia de Buenos Aires for a total principal amount of $ 22 million accruing interest at an annual rate of 14% and falling due in March 2012, May 2012 and June 2014. Interest is paid on a monthly basis.

At December 31, 2012 and 2011, the outstanding balance under the aforementioned loans amounts to $ 1.17 million and $ 13.86 million respectively.

 AESEBA’S FINANCIAL LOANS

Loans

On March 4, 2011, EDEN S.A. made an early repayment of the balance outstanding at that date under the financial loan granted by Standard Bank Argentina S.A. and HSBC Argentina S.A. Such repayment was made with the Distribution Company’s own funds and the proceeds of a loan in local currency for $ 80 million granted at that date to EDEN S.A. by the Company. As stipulated in the original loan agreement, the loan accrues interest at an annual nominal rate of 16% with both principal and interest falling due on April 30, 2011.

On April 29, 2011, EDEN S.A. agreed with the Company to extend the maturity date of the loan to April 30, 2012, having paid at that time interest accrued through April 30, 2011 for $ 2 million. Additionally, the new agreement stipulates that interest will be paid semi-annually in arrears, with the first installment falling due on October 31, 2011.

Furthermore, on November 3, 2011, EDEN S.A. entered into an agreement with the Company for the granting of a USD 3.1 million one-year term loan to be applied to the settlement of the debt with the management operator. As stipulated in the agreement, the loan accrues compensatory interest at an annual nominal rate of 8.5% payable quarterly, with principal falling due at maturity.

On February 10, 2012, EDEN entered into an agreement with Banco Nación Argentina for the granting of a $ 60 million two-year term loan. The loan accrues compensatory interest at the Badlar rate plus 400 basis points, with principal and interest payments falling due on a monthly basis. Such amount was applied to the repayment of the financial loan granted by Edenor.

On June 22, 2012, Empresa Distribuidora de Energía Norte S.A. entered into an overdraft agreement with Banco Santander Rio, the main aspects of which are as follow: (i) the Bank will grant financial assistance for a maximum amount of up to $ 35 million to be provided by means of three applications under the overdraft agreement; (ii) the funds will be mainly used to refinance working capital; (iii) the final maturity of the funds will be as follow: two applications for $ 5 million each, on July 23, 2012 and August 21, 2012, respectively; the remaining application, for an amount of $ 25 million, will fall due on February 27, 2013; (iv) the funds will accrue compensatory interest at an annual nominal rate (ANR) of 16.50%; 16.75% and 21.75% respectively, which will be fixed during the term of each application under the overdraft agreement; (v) Empresa Distribuidora de Energía Norte S.A. will pay late payment/default interest at an annual nominal rate equivalent to 50% of the applicable interest rate if it does not pay amounts when due or fails to comply with any of its payment obligations.

On April 13, 2012, EDEN Shareholders’ Meeting approved: (i) the creation of a short-term debt securities program of up to $200,000,000 (or its equivalent in other currencies) outstanding at any time, in the form of unsecured, subordinated or not, with or without limited recourse, and with or without third-party guarantee short-term (simple, non-convertible into shares) corporate notes, promissory notes and/or short-term securities, under the special system of short-term debt securities established in the CNV’s Regulations,  (ii) the issuance, in the framework of the Program, of unsecured, subordinated or not, with or without limited recourse, and with or without third-party guarantee short-term (simple, non-convertible into shares) corporate notes for up to the maximum amount of the Program outstanding at any time, to be issued in one or more classes and/or series and denominated in pesos and/or in any other currency, and (iii) the consideration of the application for the registration of the company in the special registry for the issuance and public offering, to qualified investors only, of short-term debt securities.

On June 26, 2012, the CNV informed about the registration of the application made by the Subsidiary Company in accordance with that mentioned in the preceding paragraph. As of the date of these Financial Statements, the Program’s approval is in process.

25.               Salaries and social security

a)       Salaries and social security taxes payable

	12.31.12	12.31.11	01.01.11
Non-current
Early retirements payable	1,983	5,526	6,845
Seniority-based bonus	15,477	18,065	12,432
Total non-current	17,460	23,591	19,277

Current
Salaries payable and provisions	327,568	260,007	160,616
Social security taxes payable	53,018	10,536	13,651
Early retirements payable	3,721	5,246	6,165
Total current	384,307	275,789	180,432

b)      Salaries and social security taxes expenses

	12.31.12	12.31.11
Salaries	663,434	480,948
Social security taxes	220,352	189,448
Total salaries and social security taxes	883,786	670,396

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which at December 31, 2012, 2011 and January 1, 2011, amount to $ 3.72 million, $ 5.25 million and $ 6.17 million (current) and $ 1.98 million, $ 5.53 million and $ 6.85 million (non-current), respectively.

A seniority-based bonus to be granted to employees with a certain number of years of service, as stipulated in collective bargaining agreements in effect. As of December 31, 2012, 2011 and January 1° 2011, the accrual for such bonuses amounted to $ 15.48 million, $ 18.07 million and $ 12.43 million, respectively.

At December 31, 2012, 2011 and January 1,2011, the number of contracted employees amounts to 2,966, 2,836 and 2,687, respectively.

26.              Benefit plans

Benefit plans grants to employees which certain age and in condition to be retired under ordinary pension plan.

The amounts and conditions vary in accordance with the collective bargaining agreement and for employees who are not union members.

	12.31.12	12.31.11	01.01.11
Non-current	97,436	83,503	41,492
Current	14,968	11,326	-
Total Benefit plans	112,404	94,829	41,492

The detail of the benefit plan obligations at December 31, 2012 and 2011 is as follows:

	12.31.12	12.31.11
Benefit payment obligations at beginning of year (1)	94,829	73,155
Current service cost	5,134	3,211
Interest cost	25,892	12,436
Actuarial losses	(4,701)	13,764
Benefits paid to participating employees	(8,750)	(7,737)
Benefit payment obligations at end of year	112,404	94,829

(1)       Include $ 31.67 million related to EDEN S.A. business combination.

The breakdown of the benefit obligations by segments is as follow:

Segment information:
EDENOR	67,104	58,666
AESEBA	45,300	36,163
	112,404	94,829

At December 31, 2012, 2011 and January 1, 2011, the Company does not have any assets related to the benefit plans or post-retirement benefits.

The detail of the charge recognized in the consolidated statement of comprehensive loss is as follows:

	12.31.12	12.31.11
Cost	5,134	3,211
Interest	25,892	12,436
	31,026	15,647

The main actuarial assumptions used by the Company were the following:

	12.31.12	12.31.11
Discount rate	6%	6%
Salary increase	2%	2%
Inflation	22%	29%

The following information shows the effect of a 1% variation in the discount rate for the projection at December 31, 2012 and 2011:

	Changes in assumptions	Increase in assumptions	Decrease in assumptions
Discount rate	1%	6.75%	5.93%
Salary growth rate	1%	6.28%	5.56%

Estimates based on actuarial techniques imply the use of statistical tools, such as the so-called demographic tables used in the actuarial valuation of Edenor S.A. active personnel.

In order to determine the mortality of Edenor active personnel, the “Group Annuity Mortality of the year 1971” has been used. In general, a mortality table shows for each age group the probability that a person in any such age group will die before reaching a predetermined age. Male and female mortality tables are elaborated separately inasmuch as men and women’s mortality rates are substantially different.

In order to estimate total and permanent disability due to any cause, 80% of the “1985 Pension Disability Study” table has been used.

In order to estimate the probability that Edenor S.A. active personnel will leave the Company or stay therein, the “ESA 77” table has been used.

Liabilities related to the above-mentioned benefit plans have been determined contemplating all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2012.

27.               Income tax and tax on minimum presumed income

The analysis of deferred tax assets and liabilities is as follows:

	12.31.12	12.31.11	01.01.11
Deferred tax assets:
Deferred tax assets to be recovered in more than 12 months	366,307	131,421	172,147
Deferred tax assets to be recovered in less than 12 months	7,044	6,205	18,562
	373,351	137,626	190,709
Deferred tax liabilities:
Deferred tax liabilities to be recovered in more than 12 months	(590,145)	(471,129)	(436,502)
Deferred tax liabilities to be recovered in less than 12 months	(13,617)	(15,246)	(4,486)
	(603,762)	(486,375)	(440,988)

The rollforward of deferred tax assets and liabilities considered at December 31, 2012 and 2011, respectively, is detailed below:

Balance at January 1, 2011	(250,279)
Charged to the statement of comprehensive loss	(114,147)
Charged to other comprehensive loss	10,192
Effect for acquisition of subsidiaries net of subsidiaries classified as held for sale	5,485
Balance at December 31, 2011	(348,749)
Charged to the statement of comprehensive loss	119,984
Charged to other comprehensive loss	(1,646)
Balance at December 31, 2012	(230,411)

Deferred tax liabilities:	Total	Property, plant and equipment and Other
Balance at January 1, 2011	440,988	440,988
Charged to the statement of comprehensive loss	45,387	45,387
Balance at December 31, 2011	486,375	486,375
Charged to the statement of comprehensive loss	117,387	117,387
Balance at December 31, 2012	603,762	603,762

Deferred tax assets:	Total	Accrued provisions and provisions for impairment	Tax losses carryforward	Other
Balance at January 1, 2011	190,709	178,681	11,586	442
Business combinations	5,485	5,485	-	-
Charged to the statement of comprehensive loss	(68,760)	(56,770)	(11,586)	(404)
Charged to other comprehensive loss	10,192	10,192	-	-
Balance at December 31, 2011	137,626	137,588	-	38
Charged to the statement of comprehensive loss	237,371	237,356	-	15
Charged to other comprehensive loss	(1,646)	(1,646)	-	-
Balance at December 31, 2012	373,351	373,298	-	53

The detail of the income tax charge is disclosed below:

	12.31.2012	12.31.2011
Current tax	4,602	40,266
Deferred tax	(119,985)	114,147
Difference between provision and tax return	15,604	(1,442)
Income tax	(99,779)	152,971

The reconciliation between income tax as charged to the results of operations and the amount that would result from applying the tax rate in effect to the results of operations before taxes, is as follows:

	12.31.2012	12.31.2011
Loss before income tax	(1,090,828)	1,121
Subtotal	(1,090,828)	1,121
Applicable tax rate	35%	35%
(Loss) Profit at the tax rate	(381,790)	392
Tax effects of:
Unrecognized losses carryforward	262,059	149,011
Permanent diferences	4,348	5,010
Difference between provision and tax return	15,604	(1,442)
Income tax	(99,779)	152,971

Tax losses carryforward in effect and not recognized in the financial statements, in accordance with that mentioned in Note 1, are as follow:

Tax loss carryforward	Amount	Rate 35%	Year of expiration
Generated in fiscal year 2008	70	25	2013
Generated in fiscal year 2009	12,134	4,247	2014
Generated in fiscal year 2010	25,048	8,767	2015
Generated in fiscal year 2011	262,997	92,049	2016
Generated in fiscal year 2012	932,712	326,449	2017
Total tax loss carryfoward al December 31, 2012	1,232,961	431,537

Additionally, at December 31, 2012, the minimum presumed income tax receivable of $ 26.2 million have been disclosed in other non-current receivables.

The detail of the aforementioned receivable is as follows.

Minimum presumed income tax receivable	Amount	Year of expiration
Generated in fiscal year 2010	17,330	2020
Generated in fiscal year 2011	34,683	2021
Generated in fiscal year 2012	35,805	2022
	87,818

28.              Taxes liabilities

	12.31.12	12.31.11	01.01.11
Non-current:
Tax regularization plan Law No. 26,476	9,971	17,652	8,979
Total Non-current	9,971	17,652	8,979

Current:
Provincial, municipal and federal contributions and taxes	88,720	44,130	32,024
VAT payable	21,204	14,196	30,901
Income tax and tax on minimum presumed income (net of advances and payments on account)	4,525	19,093	-
Withholdings taxes	35,873	20,358	9,798
Municipal taxes	40,462	36,855	27,159
Tax regularization plan Law No. 26,476	2,825	1,415	1,364
Other	8,937	11,676	9,834
Total Current	202,546	147,723	111,080

29.              Leases

•         As lessee

The features that these lease contracts have in common are that lease payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the lease contract of the Energy Handling and Transformation Center that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating lease contracts have cancelable terms and lease periods of 2 to 13 years.

Among them the following can be mentioned: commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Energy Handling and Transformation Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras substation.

At December 31, 2012, 2011 and January 1, 2011, future minimum payments with respect to operating leases are as follow:

	12.31.12	12.31.11	01.01.11
2011	-	-	6,748
2012	-	12,101	8,659
2013	16,653	9,483	8,470
2014	17,006	9,087	8,406
2015	9,657	3,127	2,900
2016	4,943	147	147
2017	4,753	147	-
2018	147	-	-
Total minimum future payments	53,159	34,092	35,330

Total rental expenses for all operating leases for the years ended December 31, 2011 and 2012 are as follow:

	12.31.12	12.31.11
Total lease expenses	14,687	11,751

•         As lessor

The Company has entered into operating lease contracts with certain cable television companies granting them the right to use the poles of the Company’s network. Most of these lease contracts include automatic renewal clauses.

At December 31, 2012, 2011 and January 1, 2011, future minimum lease collections with respect to operating leases are as follow:

	12.31.12	12.31.11	01.01.11
2011	-	-	20,898
2012	-	26,836	1,924
2013	42,817	24,383	89
2014	3,299	22	20
2015	146	-	-
2016	-	-	-
2017	-	-	-
2018	-	-	-
Total future minimum lease collections	46,262	51,241	22,931

Total rental income for all operating leases for the years ended December 31, 2011 and 2012 is as follows:

	12.31.12	12.31.11
Total lease income	34,762	22,511

The information contained in this note relates exclusively to Edenor S.A. as the effect of the Subsidiaries is not significant.

30.              Provisions

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
Balances at beginning of year 01.01.11	6,816	57,832
Balances incorporates for acquisitions of companies	2,751	17,169
Increases	4,490	3,604
Decreases	(1,454)	(14,720)
Reclassifications	53,541	(53,541)
Balances at end of year 31.12.11	66,144	10,344
Increases	13,700	12,742
Increases related companies	-	-
Decreases	-	(12,418)
Reclassifications	175	(175)
Balances at end of year 31.12.12	80,019	10,493

31.               Revenue from sales

	12.31.12	12.31.11
Sales of Electricity	3,679,264	2,771,226
Right of use on poles	39,012	26,604
Connection charges	4,951	5,631
Reconnection charges	2,029	2,356
	3,725,256	2,805,817

32.              Expenses by nature

The detail of expenses by nature (including those relating to discontinued operations) is as follows:

	12.31.12	12.31.11
Financial income
Late payment charges	29,130	31,269
Interest	56,879	24,299
Total financial income	86,009	55,568

Financial expenses
Financial interest (1)	(160,757)	(156,958)
Fiscal interest	(11,920)	(2,501)
Commercial interest	(64,501)	(5,137)
Bank fees and expenses	(59,670)	(51,527)
Total financial expenses	(296,848)	(216,123)

Other financial results
Exchange differences	(194,087)	(102,822)
Adjustment to present value of retroactive tariff increase arising from the application of the new electricity rate schedule and other trade receivables	421	1,170
Changes in fair value of financial instruments	39,053	13,296
Gain from the purchase of financial debt	-	6,546
Other financial results	(12,085)	(15,404)
Total other financial results	(166,698)	(97,214)
Total net financial expense	(377,537)	(257,769)

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment at December 31, 2012 for $ 107.54 million.

	12.31.11
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	462,747	110,273	97,376	670,396
Pension plan	10,801	2,574	2,272	15,647
Communication expenses	6,714	16,579	4,401	27,694
Allowance for doubtful accounts	-	10,808	-	10,808
Supplies consumption	57,225	1,152	3,288	61,665
Rent and insurance	4,124	527	14,545	19,196
Security services	8,159	2,281	3,803	14,243
Fees and remuneration for services	249,525	129,261	62,680	441,466
Maintenance expenses	11,583	-	4,086	15,669
Public relations and marketing	-	-	11,212	11,212
Advertising and sponsorship	-	392	5,857	6,249
Reimbursement to personnel	1,507	314	1,059	2,880
Depreciation of property, plant and equipment	183,159	1,997	2,737	187,893
Amortization of intangible assets	20,093	-	-	20,093
Directors and Supervisory Committee members’ fees	-	-	4,868	4,868
ENRE penalties	74,753	6,305	-	81,058
Taxes and charges	-	26,992	2,101	29,093
Other	4,435	857	4,031	9,323
Total at 12.31.2011	1,094,825	310,312	224,316	1,629,453

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment at December 31, 2011 for $ 76.89 million.

33.              Other operating income / (expense)

	12.31.12	12.31.11
Other operating income
Services provided to third parties	15,866	14,898
Commissions on municipal taxes collection	6,650	5,387
Other net income with Related Companies	2,790	352
Recovery of tax credits	5,112	6,606
Others	2,918	658
Total other operating income	33,336	27,901

Other operating expense
Net expense from technical services	(10,598)	(5,148)
Cost for services provided to third parties	(13,688)	(8,013)
Voluntary Retirements - Bonuses	(10,126)	(10,897)
Severance paid	(4,819)	(5,844)
Impairment of other receivables (Note 40)	(37,266)	-
Provision for contingencies	(26,442)	(8,094)
Disposals of property, plant and equipment	(1,886)	(1,878)
Disposals of intangible assets	(7,962)	(10,737)
Transaction costs	-	(4,269)
Total other operating expense	(112,787)	(54,880)

34.              Net financial expense

	12.31.12	12.31.11
Financial income
Late payment charges	29,130	31,269
Interest	56,879	24,299
Total financial income	86,009	55,568

Financial expenses
Financial interest (1)	(160,757)	(156,958)
Fiscal interest	(11,920)	(2,501)
Commercial interest	(64,501)	(5,137)
Bank fees and expenses	(59,670)	(51,527)
Total financial expenses	(296,848)	(216,123)

Other financial results
Exchange differences	(194,087)	(102,822)
Adjustment to present value of retroactive tariff increase arising from the application of the new electricity rate schedule and other trade receivables	421	1,170
Changes in fair value of financial instruments	39,053	13,296
Gain from the purchase of financial debt	-	6,546
Other financial results	(12,085)	(15,404)
Total other financial results	(166,698)	(97,214)
Total net financial expense	(377,537)	(257,769)

(1)     Net of financial costs capitalized for the years ended December 31, 2012 and 2011, amounted to $ 107.54 million and $ 76.89 million, respectively.

35.               Gain (losses) per share

Basic

The basic losses per share are computed by dividing the result attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding at December 31, 2012 and 2011,  excluding treasury shares acquired by the Company (Notes 4.26 and 19).

Diluted

Diluted losses per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. There are no losses per share dilution, as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	12.31.12		12.31.11
	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations
Loss for the year attributable to the parent	(1,000,621)	(15,849)	(157,675)	(146,382)
Weighted average number of thousands common shares outstanding	897,043	897,043	897,043	897,043
Basic and diluted (loss) gain per share – in pesos	(1.12)	(0.02)	(0.17)	(0.16)

The Company has not issued any stock option.

36.              Transactions among related parties

•            Transactions carried out among related parties are as follow:

a.        Income

EDENOR

Companies	Description	12.31.12	12.31.11
CYCSA	Other income	2,790	352
PYSSA	Interest	-	25
PESA	Interest	5,572	-
		8,362	377

b.        Expense

EDENOR

Companies	Description	12.31.12	12.31.11
EASA	Technical advisory services on financial matters	(11,325)	(10,300)
SACME	Implementation of operative system	(10,883)	(8,009)
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	Legal fees	(685)	(3,534)
PYSSA	Financial and granting of loan services to customers	(74)	(90)
PESA	Financing expenses and costs	-	(1,760)
		(22,967)	(23,693)

EDEN

Companies	Description	12.31.12	12.31.11
EASA	Financing expenses and costs	(15,461)	(10,969)
EASA	Exchange difference on commercial debts	(790)	-
CTG	Electric power purchase	(2,495)	(307)
CPB	Electric power purchase	(13,689)	(1,109)
		(32,435)	(12,385)

•            Balances carried out among related parties are as follow:

c.         Financial assets at fair value, receivables and payables

EDENOR

Companies	12.31.12	12.31.11	01.01.11

Financial assets at fair value
Transener S.A.	-	-	17,527
	-	-	17,527

Other receivables
SACME	9,007	8,068	4,168
PESA (Note 40)	43,285	179	-
PYSSA	-	35	1
	52,292	8,282	4,169

Companies	12.31.12	12.31.11	01.01.11

Trade payables
EASA	-	(1,080)	-
PYSSA	-	(8)	(8)
	-	(1,088)	(8)

Other liabilities
SACME	(2,375)	(1,317)	(1,392)
PESA	(7)	(9,252)	-
	(2,382)	(10,569)	(1,392)

EDEN

Companies	12.31.12	12.31.11	01.01.11

Trade payables
POWERCO	(873)	(5)	-
EASA	(11,178)	(2,561)	-
CTG	(488)	(343)	-
CPB	(1,718)	(68)	-
	(14,257)	(2,977)	-

AESEBA

Companies	12.31.12	12.31.11	01.01.11

Other liabilities - Dividends
PISA	-	(5,028)	-
	-	(5,028)	-

d.        Key management personnel’s remuneration

	12.31.12	12.31.11	01.01.11

Salaries	32,648	29,128	21,618
	32,648	29,128	21,618

Other receivables with related parties are not secured and do not accrue interest. No allowances have been recorded for these concepts in any of the periods covered by these financial statements.

The main agreements entered into with related parties are as follow:

(a)   Agreement with Comunicaciones y Consumos S.A.

During 2007 and 2008, the Company and Comunicaciones y Consumos S.A. (CYCSA) entered into agreements pursuant to which the Company granted CYCSA the exclusive right to provide telecommunications services to the Company customers through the use of the Company’s network in accordance with the provisions of Decree No. 764/2000 of the Federal Government, which contemplates the integration of voice, data and image transmission services through the existing infrastructure of electricity distribution companies such as the Company’s network, as well as the right to use the poles and towers of overhead lines under certain conditions. Additionally, the Company has the right to use part of the optical fiber capacity. In accordance with the terms of the agreement, CYCSA will be responsible for all maintenance expenses and expenses related to the adapting of the Company’s network for the rendering of such telecommunications services. The term of the agreement, which was originally ten years to commence from the date on which CYCSA were granted the license to render telecommunications services, was subsequently extended to 20 years by virtue of an addendum to the agreement. In consideration of the use of the network, CYCSA grants the Company 2% of the annual charges collected from customers, before taxes, as well as 10% of the profits obtained from provision of services.

(b)   Agreement with Préstamos y Servicios S.A.

The agreement grants Préstamos y Servicios S.A. (PYSSA) the exclusive right to conduct its direct and marketing services through the use of the Company’s mailing services. The agreement established that its term was subject to the authorization of the National Regulatory Authority for the Distribution of Electricity, which approved this through Resolution ENRE No. 381/2007.

The activities related to the aforementioned agreement have been temporarily suspended in the Company’s offices.

(c)   Agreement with Electricidad Argentina S.A.

The agreement stipulates the provision to the Company of technical advisory services on financial matters as from September 19, 2005 for a term of five years, which has been extended for another 5 years until 2015. In consideration of these services, the Company pays EASA an annual amount of USD 2.5 million.  Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

(d)   Loan with subsidiaries and related companies (Section 33 Law No. 19,550)

Loan with Pampa Energía S.A.

On March 4, 2011, the Company and Pampa Energía S.A. entered into an agreement pursuant to which the Company would receive a USD 5 million two-year term loan at an annual rate of 5%. The loan was used to finance several investments that the Company intended to make in accordance with its business plan. This loan was repaid on November 3, 2011.

Loan with subsidiaries

On April 29, 2011, the Company entered into an agreement with EDEN, EDESAL, EDELAR and EDESA for the refinancing of the loans granted to them at the time of acquisition with the purpose of allowing for the restructuring of their financial loans, for $ 80 million in the case of EDEN, $ 31.178 million in the case of EDELAR, $ 131.320 million in the case of EDESA and $ 37.503 million in the case of EDESAL, at an annual nominal rate of 16% on each of them, with interest falling due semiannually on October 31, 2011 and April 30, 2012. The one-year term loans fall due on April 30, 2012. The financing conditions are in accordance with those usually obtained in the market for this type of transactions.

At December 31, 2012, the Company recorded an allowance of $ 37.266 million for the total amount of the loan granted to EDELAR, as it considers it unlikely that such subsidiary, considering its current cash flows, will comply with payment when due.

With the exception of the previously mentioned loan to EDELAR, at the date of issuance of these Financial Statements, the other loans have been totally repaid by the Subsidiaries.

Furthermore, on November 3, 2011, the Company granted a loan to EDEN for USD 3.1 million at an annual nominal rate of 8.50% and final maturity on November 2, 2012.

During November 2012, the Company granted loans to EMDERSA for a total amount of $ 0.60 million that fall due on May 31, 2013 and November 20, 2013, and accrue at an annual rate of 16%.

37.               Transactions with non-controlling interest

In the June-December 2011 period, in successive market transactions, the Company acquired 2,951,000, 281,294 and 15,000 common shares of EMDERSA, representing 1.25%, 0.12% and 0.0064% of that company’s capital stock and votes, respectively.  In this manner, the Company has increased its interest in EMDERSA to 78.56%. The Company derecognized $ 9.86 million of non-controlling interest and recorded an increase in equity attributed to the owners of the parent of $ 3.45 million.

	12.31.12	12.31.11
Carrying amount of non-controlling interest acquired	-	9,861
Consideration paid to non-controlling interest	-	(6,409)
Defect of consideration paid recognised in parent´s equity	-	3,452

38.              Business combinations

Acquisition of EMDERSA and AESEBA

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

As a consequence of the acceptance by the Company of said offer, Edenor S.A. was appointed by Pampa as the acquiring party under the PESA-AEI Agreement. Therefore, on March 4, 2011, the Company acquired from AEIU (i) 182,224,095 common shares of EMDERSA S.A. (“Emdersa”), representing 77.19% of Emdersa’s capital stock and votes (“Emdersa Shares”), (ii) 2 common shares of Empresa Distribuidora de San Luis S.A. (“Edesal”) representing 0.01% of Edesal’s capital stock and votes, (iii) 600 common shares of Emdersa Generación Salta S.A. (“EGSSA”)  representing 0.02% of EGGSA’s capital stock and votes, (iv) 1 common share of Empresa Distribuidora de Electricidad de la Rioja S.A. (“EDELAR”) representing 0.01% of EDELAR’s capital stock and votes, (v) 1 common share of Empresa de Sistemas Eléctricos Abiertos S.A. (“ESED”) representing 0.01% of ESED’s capital stock and votes, (all the shares mentioned in items (ii) through (v) hereinafter referred to as the “Residual Shares”) and (vi) 29,118,127 common shares of AESEBA S.A. representing 99.99% of AESEBA’s capital stock and votes (“AESEBA’s Shares”). The price paid by the Company for the aforementioned assets amounted to USD 90,000 thousand for Emdersa’s Shares and the Residual Shares acquired from AEIU and to USD 49,998 thousand for AESEBA’s Shares acquired from AEIU.

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

In compliance with current regulations, the Company has formally consulted the National Securities Commission about the steps to be followed with regard to the public offering for the acquisition of Emdersa’s shares that the Company is required to make to Emdersa’s minority shareholders due to the change in that company’s control and in accordance with the provisions of the Capital Markets Law and the National Securities Commission’s regulations. The aforementioned consultation was made due to the fact that the authorization and carrying out of the public acquisition offering that for the same reasons is to be carried out by AEIU at a price of USD 0.68 per Emdersa’s common share, is still pending. Therefore, the situation generated by the potential coexistence of two public offerings should, in the Company’s opinion, be clarified.

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

Furthermore, the Company has initiated the proceedings aimed at obtaining authorization from the corresponding control authorities

Finally, within the framework of the reported transaction for the acquisition of shares, the change in control of the acquired companies constitutes grounds for calling the loans taken out by their subsidiaries due. Therefore, on March 4, 2011, the Company granted to them a series of loans at an annual interest rate of 16% and final maturity on April 30, 2011 in order for them to be in a better position to negotiate the restructuring. The loans have been distributed in the following manner: i) EDEN 80,000; ii) EDELAR 31,178; iii) EDESA 131,320 and iv) EDESAL 37,503, which was repaid on October 25, 2011.

The purpose of companies acquired is to engage in the distribution and sale of electricity within specific concession areas. The Company decided to acquired this group of assets because the seller had started a process for divesting its net assets in the region. Consequently, it sold this group of assets at market values which were lower than their respective fair value.

The acquisitions have been recorded in accordance with the purchase method on the basis of the fair value measurements of the acquired assets and liabilities.

The consideration paid, the amount of the net acquired assets recognized at acquisition date and the generated gain are as follow:

$
Consideration:
Cash	(561,953)
Consideration transferred	(561,953)
Fair value of net assets acquired	996,912
Gain burgain purchase	434,959

In addition, under NIIF the excess of the fair value of the net assets acquired, including those recognized in the reassessment of the purchase price allocation, over the consideration paid and the non-controlling interest has been considered as a gain in bargain purchase, because the seller had started a process for divesting its net assets in the region and, consequently, it sold them at values lower than their respective fair value.

This gain from acquisition of companies is included in the consolidated statement of comprehensive loss.

The fair value of the assets acquired and liabilities assumed, recognized at the date of acquisition, as well as the fair value of the non-controlling interest are as follow:

Fair value
Cash and cash equivalents	119,042
Property, plant and equipment	1,120,925
Intangible assets	760,479
Inventories	4,256
Trade receivables	255,260
Other receivables	84,649
Trade payables	(257,770)
Borrowings	(450,018)
Deferred tax liability	(78,845)
Other liabilities	(331,026)
Net assets	1,226,952
Non-controlling interests	(230,040)
Net assets acquired	996,912

The breakdown of cash and cash equivalents applied to the acquisition was the following:

Consideration paid – Argentine GAAP	(566,222)
Transaction costs (See Note 30)	4,269
Consideration paid – IFRS	(561,953)
Cash and cash equivalents in acquired companies	119,042
Net cash outflow for acquisition of companies	(442,911)

Proforma (unaudited):

The amounts of EMDERSA and AESEBA´s revenues and earning included in EDENOR´s Consolidated Statements of Operations for the year ended December 31, 2011, and the revenue and earnings of the combined entity had the acquisition date been January 1, 2011, or January 1, 2010, are as follows:

12.31.11
Net Sales / Services revenues	3,279,157
Net loss	(354,879)

39.              Spin-off Process - EMDERSA

The Extraordinary Shareholders’ Meeting of EMDERSA held on December 16, 2011, which was resumed on  January 13, 2012 after a recess, approved the corporate reorganization consisting of the spin-off of EMDERSA’s following assets, together with any other rights, assets, liabilities or contingencies related to such assets (the Spin-off),: (a) the ownership of the shares held by EMDERSA in Empresa Distribuidora San Luis S.A. (EDESAL), together with all the rights and obligations relating to or arising from such shareholding, as well as any right, obligation or contingency related to EDESAL’s business activity, for the setting up of a new company named EDESAL Holding S.A. (EDESALH); (b) the ownership of the shares held by EMDERSA in Empresa Distribuidora de Electricidad de Salta S.A. (EDESA), together with all the rights and obligations relating to or arising from such shareholding, as well as any right, obligation or contingency related to EDESA’s business activity, for the setting up of a new company named EDESA Holding S.A. (EDESAH); and (c) the ownership of the shares held by EMDERSA in Empresa Generación Salta S.A. (EGSSA), together with all the rights and obligations relating to or arising from such shareholding, as well as any right, obligation or contingency related to EGSSA’s business activity, for the setting up of a new company named EGSSA Holding S.A. (EGSSAH).

The Spin-off has been approved by the National Securities Commission and registered with the Regulatory Agency of Corporations, together with the registration of the three new companies. On November 8, 2012, the new companies were authorized by the National Securities Commission to go public and obtained admission to the Buenos Aires Stock Exchange listing.

40.              Disposal group classified as held for sale

Company sale agreements and Companies available for sale:

The Company’s Board of Directors approved at different times the offer letters received for the carrying out of the following transactions:

                               v.            From Rovella Carranza S.A., for the acquisition of the Company’s direct and indirect stake in Edesal (EDESAL Sale).

                              vi.            From Andes Energía Argentina S.A., to buy a purchase option for the acquisition of the Company’s direct and indirect stake in Edelar (EDELAR Offer).

                            vii.            From Salta Inversiones Eléctricas S.A. (SIESA), for the acquisition of the Company’s direct and indirect stake in Edesa (EDESA Sale)

                           viii.            From Pampa Energía S.A. for the acquisition of the Company’s direct and indirect stake in EGSSA (EGSSA Sale).

Additionally, in order for these transactions to be carried out, the Company was required to cause Emdersa to complete its partial spin-off process, which would result in the creation of three new investment companies, EDESAL Holding (holder of 99.99% of EDESAL’s capital stock and votes), EDESA Holding (holder of 90% of EDESA’s capital stock and votes) and EGGSA Holding (holder of 99.99% of EGGSA’s capital stock and votes).

At December 31, 2011, the valuation of these investments at their fair value less costs to sell, and the result of EDESAL sale resulted in a loss of $ 247.87 million, which is set off by the profit made during the same fiscal year, as disclosed in Note 38. The aforementioned loss arises from the process of divesting net assets initiated by the Company; consequently the market value recognized was lower than the fair value.

EDESAL sale

On September 16, 2011, the Board of Directors approved the offer for the acquisition of Edesal by Rovella Carranza S.A. for a total and final price of USD 26.698 million that was paid in two payments. The first of them, for USD 4.005 million was made within the three days of the acceptance of the offer, and the remaining balance, i.e. an amount of USD 22.694 million was collected by the Company on October 25, 2011.

Furthermore, as stipulated in the Offer Letter, on that date EDESAL repaid the financial loan granted by the Company to EDESAL for an amount of 37,503, plus interest accrued through the settlement date.

At that time the Company transferred 24.80% of EMDERSA’s shares and 0.01% of EDESAL’s shares to Rovella Carranza S.A. which set up a collateral trust, comprised by the parties and Deutsche Bank S.A. to ensure compliance with the parties’ obligations.

From the date of final payment and during the term of the trust, EDESAL’s management was in charge of a board of directors appointed by EMDERSA, in accordance with the buyer’s proposal, which is comprised of 5 directors, four (4) of whom were elected by the buyer and one (1) of whom was elected by the seller, and equal number of alternate directors, four (4) of whom were elected by the buyer and one (1) of whom was elected by the seller.

As security for the compliance with the obligations undertaken, the Company has provided a performance bond in favor of Banco Itaú Argentina S.A. and Standard Bank Argentina S.A. for the total amount of 60,000 thousand as principal plus compensatory interest at an annual nominal rate of up to 16% as collateral for EDESAL’s payment obligations with respect to these banks. The performance bond was enforceable if any of the following conditions precedent (whichever takes place first) occur:

1. That at September 16, 2013, EMDERSA’s spin-off has not been carried out; or

2. That during the term of the trust the Company fails to comply with certain obligations concerning EDESAL’s joint management.

Given the fact that neither of these two conditions occurred, the performance bond was not enforced.

At December 31, 2012, as a consequence of the above-described transaction and EMDERSA’ spin-off resolution, the Company no longer holds any direct or indirect interest in EDESAL HOLDING S.A. or EDESAL.

EDELAR offer

The offer from Andes Energía Argentina S.A. received by the Company in fiscal year 2011 implied a proposal to buy a purchase option for a price of USD 1.5 million to buy, if EMDERSA’s spin-off was completed within the term of 2 years, 78.44% of the Company’s direct and indirect stake in EDELAR for USD 20.29 million, to be paid in two payments. The purchase option was paid by the buyer on September 16, 2011.

Subsequently, the Company’s Board of Directors approved proposals from Andes Energía Argentina S.A. to extend the term until which the buyer could exercise the option, with the Company maintaining the right to freely sell or assign to any third party or cause the sale or assignment of some or all the shares that are the object of the transaction and/or the rights on such shares. In the event that a sale to a third party is made, Andes Energía Argentina S.A.’s option may not be exercised, there being no outstanding payment or any responsibility of any kind for the Company or Andes Energía Argentina S.A.

At December 31, 2012, Andes Energía Argentina S.A.’s purchase option has expired. The Company is currently negotiating with the buyer the terms under which such problem may be solved.

In this regard, and considering both that the Company maintains its decision to sell this asset and that it has received other expressions of interest in connection thereto, which are currently being analyzed although no specific offers have yet been received, such asset continues to be classified as assets available for sale.

At the end of the year being reported, the Company has recorded the assets related to EDELAR at their estimated recoverable value. Consequently, it has recorded a loss of $ 64.8 million in the Loss from discontinued operations line item due to the valuation at fair value less costs to sell (which is estimated to be similar to the asset’s book value) and $ 37.3 million in the Other expense line item, in the understanding that the result of the recoverability analysis of the receivable is part of the controlling company’s own result.

EDESA sale

At December 31, 2011, this investment has been classified as Disposal group and associated liabilities classified as held for sale within assets and has been valued at fair value less costs to sell, which is lower than its book value.

For purposes of determining the fair value less costs to sell, the Company used the incurred acquisition value.

On April 23, 2012, the Company’s Board of Directors accepted the offer made by Salta Inversiones Eléctricas S.A. (“SIESA”) to Edenor S.A. and its subsidiary EMDERSA Holding, for the acquisition of shares representing: (i) 78.44% of the capital stock and voting rights of EDESA Holding, a corporation in the process of formation as a result of the spin-off process of EMDERSA currently underway,  upon the conclusion of which will become the holder of 90% of the capital stock and voting rights of EDESA, which in turn owns 99.99% of ESED’s capital stock and voting rights, and (ii) the remaining 0.01% of ESED.

The transaction was carried out on May 10, 2012 at the offered price payable through the delivery of Argentina’s sovereign debt bonds (Boden 2012) for a value equivalent to $ 100.5 million. Such price was partially cancelled through the payment of $ 83.8 million, with a sixth of the agreed-upon price remaining outstanding, whose payment SIESA is required to make in five annual and consecutive installments in US dollars, with the first of them falling due on May 5, 2013, at a LIBOR + 2% p.a. interest rate. Payments relating to the price will be made (i) in immediately and freely available US dollars through transfer to a bank account specified by the seller, or, alternatively and at the seller’s exclusive option (that may be exercised in respect of each of the payments), (ii) through the delivery to the seller of an amount of Argentina’s sovereign debt bonds.

As part of the aforementioned transaction, EDESA fully repaid the loan granted by the Company for a total principal amount of 131,300, plus interest accrued, and the buyer released EMDERSA from all liability for the collateral granted by the latter to EDESA in connection with the syndicated loan held by this company with various banks. By virtue of this transaction, EMDERSA Holding (“EHSA”), a directly controlled company of Edenor S.A., transferred to SIESA the shares representing 28.93% of EMDERSA’s capital stock and votes, whereas the Company transferred to that company 0.01% of ESED’s capital stock and votes.

As a consequence of this transaction, on May 9, 2012, the Company obtained from EHSA an $83.88 million loan falling due on May 9, 2013 and accruing interest as from the date of disbursement at an annual nominal rate of 16%, payable together with principal. Early repayment permitted. This loan was repaid by means of the capital reduction process carried out by EHSA, which is described in note 42.

Due to that which has been previously mentioned, and as a consequence of this transaction, the Company no longer holds any direct or indirect interest in EDESA and has recorded during the year 2012 a profit of $ 21.6 million in the discontinued operations line item of the Statement of Comprehensive loss.

As agreed by the parties in EDESA sale agreement, SIESA and EHSA, as trustors and beneficiaries, and Deutsche Bank S.A. (“DB”) as trustee, set up a collateral trust to which they transferred their shareholdings representing EMDERSA’s capital stock and votes, with SIESA transferring the 28.93% received with the closing of the transaction, and EHSA the remaining 24.84% of the shares.

Upon the conclusion of EMDERSA’s spin-off process, the shares representing 78.44% of the capital stock and votes of EDESA Holding, holder of 90% of EDESA’s shares and votes, were issued, and DB, the trustee, transferred to EHSA the totality of EMDERSA’s shares that had been transferred by SIESA and EHSA to the trust, with SIESA holding 78.44% of EDESA Holding S.A.’s capital stock and votes.

EGSSA sale

On October 11, 2011, the Company’s Board of Directors approved the offer received from its controlling shareholder Pampa Energía S.A. (PESA), for the acquisition through a conditioned purchase and sale transaction of 78.44% of the shares and votes of an investment company to be organized, which will be the holder of 99.99% of the shares and votes of EMDERSA Generación Salta S.A. (“EGSSA”) together with 0.01% of EGSSA’s capital stock held by the Company.

The condition precedent of the purchase and sale transaction was the carrying out of EMDERSA’s spin-off in the maximum term of 24 months as from the date of acceptance of the offer, which has been complied with as disclosed in Note 39.

The total and final agreed-upon price for this transaction amounts to USD 10.85 million to be paid in two payments, the first of them for an amount of USD 2.17 million was made on October 31, 2011 as partial payment of the price, and the remaining balance, i.e. an amount of USD 8.68 million will have to be paid in October 2013. The latter amount will accrue interest at an annual rate of 9.75%, payable semi-annually.

Furthermore, the offer implied the repayment by PESA of the financial loan granted by the Company to EGSSA for an amount of USD 4.17 million, plus interest accrued through the settlement date, which took place on October 31, 2011.

Having EMDERSA’s spin-off process been concluded (Note 39), on November 22, 2012, 78.44% of the capital stock and votes of EGSSA Holding S.A were transferred in favor of Pampa Energía S.A.

At December 31, 2012, as a consequence of the aforementioned transaction, the Company no longer holds any direct or indirect interest in EGSSA.

Classification of assets of disposal groups classified as held for sale and liabilities of disposal groups classified as held for sale:

In the framework of that described under “The Company’s economic and financial situation” in Note 1, the Company’s Management has decided to divest from the companies comprising EMDERSA and EMDERSA HOLDING, and has begun to take the necessary steps for the sale thereof, classifying them as Assets available for sale and Associated liabilities and discontinuing their activity at December 31, 2011.

The indicated Assets and Liabilities are part of the EMDERSA business segment and have been valued at their fair value less costs to sell, which is lower than their equity value.

The respective charges to profit or loss have been included in the Loss from discontinued operations line item in the Company’s Consolidated Statement of Comprehensive loss.

In order to determine the fair value less costs to sell, the Company used the values of the offers received for EDELAR and EGSSA and the acquisition values for the other companies.

The main types of assets and liabilities are:

	12.31.12	12.31.11
Property, plant and equipment and intangible assets	100,197	1,021,929	(*)
Inventories	1,148	5,340
Trade and other receivables	74,026	223,157
Deferred tax asset	36,873	12,347
Cash and cash equivalents	11,154	28,305
Total assets available for sale	223,398	1,291,078

Trade payables	126,335	214,198
Borrowings	4,623	185,264
Salaries and social security taxes payable	10,012	37,617
Taxes	6,073	22,117
Deferred tax liability	-	62,228
Other liabilities	914	921
Provisions	9,310	19,860
Total liabilities associated with assets available for sale	157,267	542,205

(*) The breakdown of the account is as follows:
Property, plant and equipment and intangible assets as per Exhibit:	115,945	1,199,696
Impairment from valuation at net fair value less costs to sell:	(15,748)	(177,767)
Total Property, plants and equipment and intangible assets account:	100,197	1,021,929

The financial statements related to discontinued operations are disclosed below:

a.       Statement of comprehensive loss

	12.31.12	12.31.11
Revenue from sales	426,317	764,276
Cost of sales	(201,037)	(264,511)
Gross profit	225,280	499,765
Transmission and distribution expenses	(175,438)	(168,652)
Selling expenses	(57,607)	(97,313)
Administrative expenses	(47,130)	(99,122)
Other operating income	52,259	2,768
Other operating expense	(636)	(5,314)
Gain from interest in joint ventures	-	924
Operating loss	(3,272)	133,056

Financial income	5,296	118
Financial expenses	(42,713)	(35,676)
Other financial expense	(5,008)	(12,114)
Net financial expense	(42,425)	(47,672)
Loss before taxes	(45,697)	85,384

Income tax and tax on minimum presumed income	39,078	(17,455)
Loss after taxes	(6,619)	67,929

Loss recognized on the re-measurement of assets of disposal group	(15,748)	(177,727)
Disposal loss from assets classified as held for sale	-	(70,140)
Tax effect	-	40,407
Loss for the year	(22,367)	(139,531)

Loss for the year attributable to:
Owners of the parent	(15,849)	(146,382)
Non-controlling interests	(6,518)	6,851
	(22,367)	(139,531)

	12.31.12	12.31.11
Other comprehensive loss
Items that will not be reclassified to profit or loss
Actuarial gains and losses related to defined benefit plans	-	(5,220)
Income tax related to items that will not be reclassified to profit or loss	-	1,827
Other comprehensive loss for the year	-	(3,393)
Comprehensive loss for the year	(22,367)	(142,924)

Comprehensive loss for the year attributable to:
Owners of the parent	(15,849)	(149,001)
Non-controlling interests	(6,518)	6,077
	(22,367)	(142,924)

b.      Statement of cash flows

	12.31.12	12.31.11
Net cash flows provided by operating activities	246,227	202,348

Net cash flows used in investing activities	(200,839)	(279,940)

Net cash flows used in financing activities	(39,920)	98,547

NET INCREASE IN CASH AND CASH EQUIVALENTS	5,468	20,955

Cash and cash equivalents at beginning of year	5,686	7,350
Change in cash and cash equivalents	5,468	20,955
Cash and cash equivalents at end of year	11,154	28,305

41.               Ordinary and Extraordinary Shareholders’ Meeting

The General Annual Meeting held on April 27, 2012 approved, among other items of the agenda, the Financial Statements as at December 31, 2011 as well as the actions taken by the Board of Directors and the Supervisory Committee. Furthermore, it resolved that the Accumulated Deficit of 670,751 be absorbed by the Legal Reserve, the Additional Paid-in Capital and the Adjustment to Capital for 64,008, 18,317 and 588,426, respectively.

42.              EHSA – Capital reduction

                The Shareholders’ Meeting of EHSA held on August 21, 2012 approved such company’s reduction of capital for $ 98 million, representing 98,083,563 common shares with a nominal value of $ 1 per share. This capital reduction process has been approved by the Regulatory Agency of Corporations (Inspección General de Justicia de la Ciudad Autónoma de Buenos Aires).

As a consequence of this process, the $ 83.88 million loan that the Company had with EHSA at June 30, 2012 was repaid.

Moreover, on December 10, 2012 the Sharaholders’ Meeting of EHSA approved a second reduction of capital for $ 56.11 million, representing 56,108,232 common shares with a nominal value of $ 1 per share. At the date of issuance of these Consolidated Financial Statements, the aforementioned capital reduction process is pending approval by the Regulatory Agency of Corporations.

The aforementioned transactions did not generate results for the Company.

43.              Trust for the Management of Electric Power Transmission Works (FOTAE)

Due to the constant increase recorded in the demand for electricity as a result of the economic recovery, the Energy Secretariat, through Resolution 1875 dated December 5, 2005,  established that the interconnection works through an underground power cable at TWO HUNDRED AND TWENTY KILOVOLTS (220 kV) between COSTANERA and PUERTO NUEVO Transformer Stations with MALAVER Transformer Station were necessary. These works require not only the execution of expansion works but also new layout-designs of the high-voltage subsystems of Edenor and Edesur S.A.’s networks.  In addition, it established that a fraction of the electricity rate increase granted to distribution companies through ENRE Resolution No. 51/07 (as mentioned in Note 2.c.I), will be used to finance up to 30% of the total execution cost of these works, with the remaining 70% of the total cost of the works being absorbed by the MEM’s demand. Fund inflows and outflows relating to the aforementioned expansion works are managed by the WORKS TRUST FUND ENERGY SECRETARIAT RESOLUTION No. 1/2003, which will act as the link among CAMMESA (the company in charge of the regulation and operation of the wholesale electricity market), the Contracting Distribution Companies and the companies that would have been awarded the contracts for the provision of engineering services, supplies and main pieces of equipment as well as those for the execution of the works and provision of minor supplies.

At December 31, 2012, the amount transferred to CAMMESA by the Company as from the commencement date of the project, through contributions in cash, supplies and services totals $ 45.8 million.  The adjusting entry of these funds has been recognized by the Company as construction in process within Property, plant and equipment.

In accordance with the agreements entered into on August 16, 2007 by and between the Company and the National Energy Secretariat and on December 18, 2008 by and between the Company and Banco de Inversión y Comercio Exterior, in its capacity as Trustee of the Trust for the Management of Electric Power Transmission Works (FOTAE), the Company is responsible for the development of all the stages of the project, regardless of the oversight tasks to be performed by the Works Commission Energy Secretariat Resolution No. 1/03. The agreement stipulates that the Company will be in charge of the operation and the planned and reactive maintenance of the facilities comprising the expansion works, being entitled to receive as remuneration for the tasks and obligations undertaken 2% of the cost of major equipment and 3% of all the costs necessary for the carrying out of civil engineering and electromechanical assembly works relating to the MALAVER-COLEGIALES and MALAVER-COSTANERA electrical transmission lines, the expansion of Malaver Substation and the remaining expansion works of Puerto Nuevo Substation.

In January 2013, part of the works of the “Interconnection at two hundred and twenty kilovolts (220 KV) between Costanera Transformer Station and Malaver Transformer Station” project was inaugurated. It is estimated that the works will be completely finished during 2013.

At the date of these financial statements, it has not been defined if ownership of the aforementioned works will be assigned to the Company inasmuch as the National Energy Secretariat has not yet defined who the remainderman will be, in the framework of the aforementioned Agreement entered into on December 18, 2008.

In summary, at the date of these financial statements:

1)       The Company, as agreed, has made contributions to CAMMESA for an amount of $ 45.8 million.

2)      Up to date, the Company has complied with its responsibility with regard to the development of all the stages of the project, as well as with the operation and the planned and reactive maintenance of the facilities comprising the expansion works. Nevertheless, the Company has not recognized in the accounting any amount for the tasks performed up to now as it is waiting for the calculation basis thereof to be reliably determined.

Furthermore, the Company is awaiting the Energy Secretariat’s definition concerning who will be the designated owner of the works as well as the valuation thereof. Based on such definitions, the Company will make the necessary adjustments to the recordings made up to now and described in this note.

44.              Construction work San Miguel and San Martín

The Company carried out construction works of a 7.3 km-long electrical transmission line consisting of four 13.2 kV lines in trefoil formation to link Rotonda Substation with San Miguel Transformer Center, owned by ENARSA, necessary for the provision of electric power generation services; and a 6.2 km-long electrical transmission line consisting of a 13.2 kV line in trefoil formation to link Rotonda Substation with San Martín Transformer Center, owned by ENARSA.

Negotiations are being held concerning the assignment to Edenor S.A. of the ownership of the works, which were financed by ENARSA, when the respective agreements are signed. At December 31, 2012, the Company continues to recognize liabilities for this concept in the deferred revenue account. The recordings made until now and described in this note will be adjusted based on the previously mentioned definitions.

45.               Events after the reporting period

Offer for the acquisition of EDEN

 In 2013, the Company received offers from two investment groups for the acquisition of all of the shares of AESEBA, the controlling company of EDEN. On February 27, 2013, the Company's Board of Directors unanimously approved the acceptance of the offer letter sent by Servicios Eléctricos Norte BA S.L. (the "Purchaser") for the acquisition of AESEBA's shares representing 100% of its capital stock and voting rights. The price offered by the Purchaser is payable through the delivery of Edenor's debt securities for an amount equivalent,  at the closing date of the transaction, to approximately U.S. $80 million of face value of such securities. Such delivery is secured by the Purchaser's contribution to trust (the "Management Trust") of Ps. 326 million in Argentina's public debt securities, valued at the closing date of the transaction.

                Furthermore, in order to implement this transaction, on March 19, 2013, the aforementioned Management Trust was set up by and among Purchaser (as settlor), Equity Trust Company (Uruguay) S.A. (as trustee) and the Company.

                At the closing date of the transaction (April 5, 2013), the Trust received as contributions Argentina's public debt securities for a face value amount equivalent to Ps.262 million considering the market value of each bond at the closing date, and including the guarantee the Company had received at the time of the acceptance of the offer. Moreover, the Purchaser is required to complete contributions on or prior to December 31, 2013, of Argentina´s sovereign bonds for an amount equivalent to approximately Ps. 64 million, taking into account the market value at the closing date. As a result of the liquidation of said securities that are contributed to the Management Trustee, the Company's Class 7 and/or Class 9 Corporate Notes, maturing in 2022 and 2017, respectively, will be purchased.

                At the closing date of this transaction, the Company has divested the AESEBA segment resulting in a loss for 2013 of about Ps. 194,3 million (a Ps. 104,9 million loss after income tax effect). The repurchase of the Edenor´s Corporate Bonds will be recognized at the time the purchase transactions are executed.

                At December 31, 2012, the recording in the accounting of the Company's interest in AESEBA remained unchanged, given that at the end of the year such interest did not meet the criteria necessary to be classified and valued as "assets held for sale" in accordance with the international financial reporting standards for discontinued operations.

As of the date of this annual report, the Trust purchased U.S.$ 17.3 million of face value of our Notes due 2022 in the open market.

Salary agreement

On February 26, 2013, the Company, the Ministry of Labor, the Economic Policy and Development Planning Secretariat of the Economy Ministry, the Management Coordination and Control Under-Secretariat of the Federal Planning Ministry, the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union) and other companies of the electric power sector entered into a salary agreement for a term of eighteen months which establishes an 18% increase as from January 2013, a 5% non-cumulative increase as from June 2013 and a 7% cumulative increase as from January 2014.

General Ordinary and Extraordinary Shareholders’ Meeting: Approval of Financial Statements and Mandatory Stock Reduction

On April 25, 2013, the general ordinary and extraordinary shareholders’ meeting approved the annual individual financial statements and the annual consolidated financial statements of Edenor, corresponding to the fiscal year ended December 31, 2012. In addition, the shareholders’ meeting resolved to reduce Edenor’s capital stock pursuant to Article 206 of the Argentine Corporations Law, which mandates a mandatory capital stock reduction when a company’s losses at any given year exceed 100% of the company’s reserves and more than 50% of its capital stock, and, therefore, the shareholders’ meeting decided to reduce the number of shares maintaining the proportionality of the holdings.  As a consequence of the mandatory capital stock reduction, the losses shall be offset against (i) the totality of the following line items: share premium (prima de emisión) and capital stock adjustment (ajuste sobre el capital social), plus (ii) 10% of the capital stock.

RICARDO TORRES
Chairman

F.          REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive loss, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter, Edenor S.A.) and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item15 to the Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 2 c. I to the financial statements, the delay in obtaining tariff increases and the cost adjustments recognition (“MMC”), requested in the presentations made until now by the Company in accordance with the terms of the Adjustment Agreement (“Acta Acuerdo”) and the continuous increase in operating expenses that are necessary to maintain the level of the service, significantly affected the economic and financial position of the Company and raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Autonomous City of Buenos Aires, April 30, 2013.

/s/ PRICE WATERHOUSE & CO. S.R.L.

Andrés Suarez (Partner)