Form 20-F
period 2013-12-31
EDENOR
filed 2014-04-28
CIK 1395213

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013 Commission File number: 001-33422

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).  Yes ☐  No ☑

[BUENOSAIRES 51606_4]

[BUENOSAIRES 51606_4]

PART I

Item 1.         Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.         Offer Statistics and Expected Timetable

Not applicable.

Item 3.         Key Information

In this annual report, except as otherwise specified, references to “we”, “us”, “our” and “the Company” are references to (i) Empresa Distribuidora y Comercializadora Norte S.A., or “Edenor”, on a standalone basis prior  to  March 1, 2011, (ii) Edenor, Empresa Distribuidora Eléctrica Regional S.A. (“Emdersa”)  and Aeseba S.A. (“Aeseba”) ,between March 1, 2011 and March 31, 2013, (iii) Edenor and Emdersa”, between March 1, 2011 and September 30, 2013, and (iv) Edenor on a standalone basis, from October 1, 2013 through the date of filing of this annual report. References to Edenor, Emdersa and/or Aeseba on a  standalone basis are made by naming each company as the case may be.  For more information, see “Item 4—Information on the Company—History and Development of the Company.”

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

SELECTED FINANCIAL DATA

The following tables present our summary financial data for the years ended December 31, 2013, 2012 and 2011. This information should be read in conjunction with our audited consolidated financial statements as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013, 2012 and 2011 (the “Consolidated Financial Statementsˮ), the related notes thereto and the information under “Item 5. Operating and Financial Review and Prospectsˮ included elsewhere in this annual report. The financial data as of December 31, 2013, has been derived from our Consolidated Financial Statements.

Our 2013 consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB, and these have been approved by resolution of the Board of Directors’ meeting held on March 7, 2014.

The selected Consolidated Statement of Comprehensive Income (Loss) data for the years ended December 31, 2013 and 2012, and the selected consolidated  Statement of Financial Position data as of December 31, 2013 and 2012 have been prepared in accordance with International Financing Reporting Standards (“IFRSˮ), as issued by the International Accounting Standards  Board (“IASBˮ) and have been derived from our Consolidated Financial Statements, which were audited by Price Waterhouse & Co. S.R.L. (“PwC”), member firm of PricewaterhouseCoopers network, whose report is dated March 7, 2014 and is included elsewhere herein.  See “Item 18 – Financial Statements”.

We have prepared our annual financial statements for the fiscal year ended December 31, 2013 included herein, assuming that we will continue as a going concern. Our independent auditors, PwC, issued a report dated March 7, 2014 on our financial statements as of and for the years ended December 31, 2013 and 2012, which contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern.  As discussed in Note 1 to the Consolidated Financial Statements, the delay in obtaining tariff increases, the cost adjustment recognition as requested by us in accordance with the terms of the Adjustment Agreement (as defined below) and the continuous increase in operating expenses that are necessary to maintain the level of service have significantly affected our economic and financial position and have raised substantial doubt with respect to our ability to continue as a going concern.  Management's plans in response to these matters are also described in Note 1. However, our Consolidated Financial Statements as of December 31, 2013 and for the years ended December 31, 2013, 2012 and 2011 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.  See “Item 3: Key Information—Risk Factors—Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern.” As a result, there is substantial doubt with respect to our ability to continue as a going concern.” See “Item 18: Financial Statements.”

Our Consolidated Financial Statements are included on pages F-1 through F-87 of this annual report.

In accordance with the decision of the Board of Directors to divest and sell the subsidiary Aeseba as of March 31, 2013 and the subsidiaries Emdersa Holding S.A. (“Emdersa Holdingˮ or “EHSA”), including Emdersa and its subsidiaries, Empresa Distribuidora de San Luis S.A. (“Edesal”), Empresa Distribuidora de La Rioja S.A. (“Edelar”), Empresa Distribuidora de Salta S.A. (“Edesa”) and Emdersa Generación Salta S.A. (“EGSSA”), as of December 31, 2011, we have classified the corresponding assets and liabilities associated to these subsidiaries in the Consolidated Financial Statements as of December 31, 2013, 2012 and 2011 as “Assets of disposal groups classified as held for sale” and “Liabilities of disposal groups classified as held for sale”. As of October 11, 2011, October 25, 2011 and May 10, 2012 the Company sold its direct and indirect stake in EGSSA (subject to a condition precedent related to Emdersa’s spin-off), Edesal and Edesa, respectively. The corresponding charges to results have been included within “Loss (profit) from discontinued operations” line item in our consolidated statements of comprehensive loss for the years ended December 31, 2012 and 2011. As of April 5, 2013, the Company sold its stake in Aeseba. The corresponding charges to results have been included within “Loss from Discontinued operations” line item in our consolidated statements of comprehensive loss for the year ended December 31, 2013.

In this annual report, except as otherwise specified, references to “$”, “U.S.$” and “Dollars” are to U.S. Dollars, and references to “Ps.” and “Pesos” are to Argentine Pesos.  Solely for the convenience of the reader, Peso amounts as of and for the year ended December 31, 2013 have been translated into U.S. Dollars at the selling exchange rate for U.S. Dollars quoted by Banco de la Nación Argentina (the “Banco Nación”) on December 31, 2013, which was  Ps. 6.521 to U.S. $1.00, unless otherwise indicated. The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate.  In January 2014, the Peso lost approximately 23% of its value with respect to the Dollar.  On April 23, 2014, the exchange rate was Ps. 8.00 to U.S.$1.00. As a result of fluctuations in the Dollar/Argentine Peso exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. See “Item 3. Key Information—Exchange Rates” and “Item 3.  Key Information—Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations.”

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, any discrepancies between the totals and the sums of amounts are due to rounding.

Consolidated Statement of Comprehensive Income (Loss)*

	2013	2013	2012	2011
		(Figures in millions)
Continuing Operations
Revenue from sales (1)	U.S.$ 527.6	Ps. 3,440.7	Ps. 2,976.2	Ps. 2,302.0
Electric power purchases	(314.4)	(2,050.3)	(1,740.2)	(1,130.9)
Subtotal	213.3	1,390.4	1,236.0	1,171.1
Transmission and distribution expenses	(315.2)	(2,055.3)	(1,344.1)	(970.5)
Gross (loss) profit	(102.0)	(664.9)	(108.1)	200.6

Selling expenses	(84.1)	(548.3)	(352.9)	(261.9)
Administrative expenses	(49.8)	(324.8)	(249.4)	(196.6)
Other operating income	9.4	61.6	32.3	22.5
Other opertaing expense	(21.9)	(142.8)	(150.2)	(93.8)
Gain from interest in joint ventures	-	-	-	-
Gain from acquisition of companies	-	-	-	435.0
Revenue from customers contributions exempt from devolutions	0.1	0.7	-	-
Operating (loss) profit before Resolution SE 250/13 and Note 6852/13	(248.2)	(1,618.5)	(828.4)	105.8
Higher costs recognition - Resolution SE 250/13	449.8	2,933.1	-	-
Operating profit (loss)	201.6	1,314.6	(828.4)	105.8
Financial income (2)	44.0	287.1	75.5	53.5
Financial expenses (3)	(77.4)	(504.9)	(226.0)	(150.6)
Other financial expense	(41.9)	(273.1)	(168.1)	(93.5)
Net financial expense	(75.3)	(490.9)	(318.6)	(190.6)
Profit (Loss) before taxes	126.3	823.7	(1,147.0)	(84.8)
Income tax	6.8	44.1	116.7	(82.2)
Profit (Loss) for the year from continuing operations	133.1	867.8	(1,030.3)	(167.0)
(Loss) Profit from discontinued operations	(14.6)	(95.1)	16.9	(124.4)
Profit (Loss) for the year	118.5	772.7	(1,013.4)	(291.4)

Profit (Loss) for the year attributable to:
Owners of the parent	118.3	771.7	(1,016.5)	(304.1)
Non-controlling interests	0.2	1.0	3.1	12.7
Profit (Loss) for the year	U.S.$ 118.5	Ps. 772.7	Ps. (1,013.4)	Ps. (291.4)

Profit (Loss) for the year attributable to the owners of the parent:
Continuing operations	133.1	867.9	(1,030.3)	(167.0)
Discontinued operations	(14.7)	(96.1)	13.8	(137.1)
	118.4	771.8	(1,016.5)	(304.1)

Other comprehensive income
Items that will not be reclassified to profit or loss

Results related to benefit plans	(3.2)	(21.0)	7.9	(10.2)
Tax effect of actuarial income (losses) on benefit plans	1.1	7.3	(2.8)	3.6
Total other comprehensive loss from discontinued operations	-	-	(2.1)	(5.7)
Total other comprehensive (loss) income	(2.1)	(13.6)	3.0	(12.3)
Comprehensive income for the year attributable to:

Owners of the parent	116.3	758.1	(1,013.2)	(315.4)

Non-controlling interest	0.2	1.0	2.8	11.7
Comprehensive income (loss) for the year	116.4	759.1	(1,010.4)	(303.7)

Comprehensive income (loss) for the year attributable to owner of the parent
Continuing operations	116.1	757.1	(1,025.1)	(173.6)
Discontinued operations	0.2	1.0	11.9	(141.8)
	U.S.$ 116.3	Ps. 758.1	Ps. (1,013.2)	Ps. (315.4)
Basic and diluted earnings (loss) per share attributable to the owners of the parent:
Basic and diluted earnings (loss) per share from continuing operations	0.154	1.004	(1.149)	(0.186)
Basic and diluted (loss) earnings per share from discontinued operations	(0.017)	(0.111)	0.015	(0.153)
Basic and diluted earnings (loss) per ADS attributable to the owners of the parent: (4)
Basic and diluted earnings (loss) per ADS from continuing operations	3.080	20.086	(22.971)	(3.723)
Basic and diluted (loss) earnings per ADS from discontinued operations	(0.341)	(2.225)	0.308	(3.057)

(*)      Certain amounts of the presented financial data for comparative purposes (2012 and 2011) have been reclassified (with regard to the consolidated financial statements as of such dates) following the disclosure criteria used for the consolidated financial statements as of December 31, 2013, mainly due to discontinued operations.

(1)       Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year, and has been valued on the basis of applicable tariffs and the charges determined by the Resolution 347/12

(2)       Includes interest on cash equivalents at December 31, 2013 and 2012 for Ps. 2.9 million and Ps. 32.6 million, respectively, and net interest for Ps.197.5 million relating to the CMM and the PUREE.

(3)       Net of interest capitalized at December 31, 2013, 2012 and 2011 for Ps. 24.5 million ,Ps. 25.4 million and Ps. 16.1 million respectively.

(4)       Each ADS represents 20 Class B common shares.

Consolidated Statement of Financial Position

	2013	2013	2012	2011
		(Figures in millions)
ASSETS
Non-current assets
Property, plant and equipment	795.8	5,189.3	4,344.6	3,995.3
Intangible assets	-	-	845.8	793.0
Interest in joint ventures	0.1	0.4	0.4	0.4
Trade receivables	-	-	2.0	45.7
Other receivables	30.6	199.4	195.0	50.3
Total non-current assets	U.S.$ 826.5	Ps. 5,389.1	Ps. 5,387.8	Ps. 4,884.70

Current assets
Assets under construction	-	-	84.5	45.5
Inventories	12.9	83.9	85.0	45.3
Trade receivables	123.2	803.1	889.4	534.7
Derivative financial instruments	-	-	-	1.3
Other receivables	80.1	522.1	127.2	76.3
Financial assets at fair value through profit or loss	33.2	216.4	3.4	2.1
Cash and cash equivalents	37.3	243.5	71.1	130.5
Total current assets	U.S.$ 286.6	Ps. 1,869.0	Ps. 1,260.6	Ps. 835.7
Assets of disposal group classified as held for sale	-	-	223.4	1,291.1
TOTAL ASSETS	U.S.$ 1,113.1	Ps. 7,258.1	Ps. 6,871.8	Ps. 7,011.5

EQUITY

Capital and reserves attributable to the owners
Share capital	U.S.$ 137.6	Ps. 897.0	Ps. 897.0	897.0
Adjustment to share capital	61.0	397.7	397.7	986.1
Additional paid-in capital	0.5	3.5	3.5	21.8
Treasury stock	1.4	9.4	9.4	9.4
Adjustment to treasury stock	1.6	10.3	10.3	10.3
Other comprehensive loss	(4.3)	(28.3)	(14.7)	64.0
Retained earnings/Accumulated deficit	(17.4)	(113.4)	(885.1)	(557.3)
Equity attributable to the owners	180.4	1,176.2	418.1	1,431.4
Non-controlling interest	0.0	-	71.1	415.8
TOTAL EQUITY	180.4	1,176.2	489.2	1,847.2

LIABILITIES
Non-current liabilities
Trade payables	33.9	220.8	155.3	87.7
Deferred revenue	5.2	33.7	264.4	174.8
Other payables (1)	144.9	944.7	1,894.8	1,373.7
Borrowings	200.9	1,309.9	1,350.7	1,189.9
Salaries and social security taxes payable	4.0	26.0	17.5	23.6
Benefit plans	15.7	102.7	97.4	83.5
Provisions	12.7	83.1	80.0	66.1
Tax liabilities	0.7	4.4	10.0	17.7
Deferred tax liability	11.3	73.4	230.4	348.7
Total non-current liabilities	U.S.$ 429.3	Ps. 2,798.7	Ps. 4,100.5	Ps. 3,365.7
Current liabilities
Trade payables	380.5	2,481.3	1,208.7	623.7
Borrowings	6.2	40.6	103.1	59.0
Derivative Financial Instruments	-	-	-	-
Salaries and social security taxes payable	64.5	420.9	383.6	275.8
Benefit plans	-	-	15.0	11.3
Tax liabilities	28.0	182.5	253.6	147.7
Other payables	22.6	147.2	150.4	128.6
Provisions	1.6	10.7	10.5	10.3
Total current liabilities	U.S.$ 503.5	Ps. 3,283.1	Ps. 2,124.9	Ps. 1,256.4
Liabilities of disposal group classified as held for sale	0.0	-	157.3	542.2
TOTAL LIABILITIES	U.S.$ 932.8	Ps. 6,081.8	Ps. 6,382.7	Ps. 5,164.3
TOTAL LIABILITIES AND EQUITY	U.S.$ 1,113.2	Ps. 7,258.1	Ps. 6,871.9	Ps. 7,011.5

(1)       Includes the amounts collected through the Program for the Rational Use of Electricity Power (PUREE) (net of the Ps. 1,661.1 million compensated pursuant to Resolution 250/2013 and Note 6852/2013, which as of December 31, 2013, 2012 and 2011 amounted to Ps. 108.6 million, Ps. 1,352  million and Ps. 928.7 million, respectively, included under current and non-current liabilities. Edenor is permitted to retain funds from the PUREE that it would otherwise be required to transfer to CAMMESA according to Resolution SS.EE. 1037/07.

Consolidated Cash Flow	2013	2013	2012	2011
		(Figures in millions)

Profit (Loss) for the year	U.S.$ 118.5	Ps. 772.8	Ps. (1,013.4)	Ps. (291.3)
Adjustments to reconcile net profit (loss) to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	32.5	212.1	192.6	184.8
Loss on disposals of property, plant and equipment	0.2	1.2	1.8	1.8
Loss on interest in joint ventures	(0.0)	(0.0)	(0.0)	(0.0)
Net Gain from the repurchase of Corporate Notes	(13.6)	(88.9)	-	(6.5)
Accrued interest, net of interest capitalized	30.1	196.6	182.6	95.3
Exchange differences	56.1	365.8	192.9	100.5
Income tax	(6.8)	(44.1)	(116.7)	82.2
Allowance for the impairment of trade and other receivables, net of recovery	5.2	33.7	54.4	13.2
Provision for contingencies	5.5	36.0	24.8	16.6
Adjustment to present value of other receivables	(0.4)	(2.4)	2.2	(1.2)
Changes in fair value of financial assets	(2.5)	(16.1)	(39.1)	(14.8)
Gain for acquisition of societies	-	-	-	(435.0)
Accrual of benefit plans	3.5	22.5	20.4	9.9
Higher costs recognition - Resolution SE 250/13 and Note SE 685/13	(449.8)	(2,933.1)	-	-
Discontinued operations	25.9	168.7	287.8	349.8
Changes in operating assets and liabilities:
Net increase in trade receivables	(7.4)	(48.5)	(306.0)	(63.6)
Net increase in other receivables	(17.2)	(111.9)	(15.3)	(44.0)
Increase in inventories	(6.5)	(42.7)	(18.3)	(10.5)
Increase in assets under construction	-	-	-	(8.6)
Increase in trade payables	186.0	1,212.7	207.7	195.6
Increase in salaries and social security taxes payable	14.6	95.3	88.8	63.7
Decrease in benefit plans	(1.2)	(7.9)	(4.0)	(2.7)
(Decrease) / Increase in tax liabilities	(6.9)	(44.9)	43.4	(19.2)
(Decrease) / Increase in deferred revenue	(0.1)	(0.7)	16.9	17.5
Increase in other payables	40.2	262.1	40.9	120.2
Net decrease in provisions	(3.9)	(25.3)	(12.1)	(11.0)
Funds obtained from the program for the rational use of electric power (PUREE) (Res SE No. 1037/07)	75.4	491.9	410.7	338.0
Subtotal before Cammesa financing	77.4	505.0	242.8	680.6
Net Increase for funds obtained - Cammesa financing	165.5	1,079.2	295.7	10.1
Net cash flows provided by operating activities	242.9	1,584.2	538.5	690.7
	2013	2013	2012	2011
Cash flows from investing activities
Net (payment for) collection of purchase / sale of financial assets at fair value	(14.9)	(97.4)	37.8	443.5
Acquisitions of property, plant and equipment	(159.5)	(1,039.9)	(537.9)	(434.7)
Payment for adquisition of companies	-	-	-	(442.9)
Payment for adquisition of additional non-controlling interests	-	-	-	(6.4)
Loans granted		-	(0.5)	(39.7)
Collection of financial receivables with related companies	0.3	2.1	142.4	90.6
Collection of receivables from sale of subsidiaries - SIESA		2.9	-	-
Collection for sales of discontinued operations		-		126.7
Incorporation of Cash and Cash equivalents in acquired companies	-	-	-	119.0
Discontinued operations	(19.0)	(124.2)	(232.1)	(610.9)
Net cash flows used in investing activities	(192.7)	(1,256.6)	(590.4)	(754.8)

Cash flow from financing activities
Loans taken	-	-	0.8	298.2
Payment of principal and interest on loans	(31.1)	(202.5)	(165.4)	(380.4)
Discontinued operations	3.9	25.4	136.8	55.9
Net cash flows used in financing activities	(27.2)	(177.1)	(27.8)	(26.3)

Net increase / (decrease) in cash and cash equivalents	23.1	150.5	(79.7)	(90.4)

Cash and cash equivalents at beginning of year in the statement of financial position …	U.S.$ 10.9	Ps. 71.1	Ps. 130.5	Ps. 246.0
Cash and cash equivalents at beginning of year included in assets of disposal group classified as held for sale	1.7	11.2	28.3	-
Exchange Differences in cash and cash equivalents	1.6	10.7	3.2	3.3
Net increase / (decrease) in cash and cash equivalents	23.1	150.5	(79.7)	(90.5)
Cash and cash equivalents at year end	U.S.$ 37.3	Ps. 243.5	Ps. 82.3	Ps. 158.8

Cash and cash equivalents at year end in the statement of financial position	37.3	243.5	71.1	130.5
Cash and cash equivalents at year end included in assets of disposal group classified as held for sale	-	-	11.2	28.3
Cash and cash equivalents at year end	U.S.$ 37.3	Ps. 243.5	Ps. 82.3	Ps. 158.8

Supplemental cash flows information
Non-cash operating, investing and financing activities
	(0.5)	(3.5)	(6.4)	4.1
	(254.7)	(1,661.1)	-	-
	(176.7)	(1,152.3)	-	-
Decrease in Cammesa payable for purchase of electricity (Res SE 250/13 and Note 6852/13)	(51.3)	(334.3)	-	-
Decrease in financial assets at fair value from subsidiary sale	25.3	165.1	-	-
Increase in financial assets at fair value from repurchase of Corporate Notes	3.2	21.0	(8.0)	10.2
Increase of benefit plans from actuarial losses exposed in other comprehensive income				-
Increase of other debts with related companies from Emdersa Holding S.A. shares purchases	8.1	52.8	-	-
Increase of other receivables for collection of corporate notes with related companies	(6.8)	(44.6)	-	-
Net increase of trade receivables from assets of disposal group classified as held for sale	(7.5)	(48.9)	-	-
Acquisition of property, plant and equipment through increased debt FOTAE
Acquired Companies
Cash and Cash equivalents	-	-	-	119.0
Property, plant and equipment	-	-	-	1,881.4
Inventories	-	-	-	4.3
Trade receivables	-	-	-	255.3
Other receivables	-	-	-	84.6
Trade payables	-	-	-	(257.8)
Borrowings	-	-	-	(450.0)
Deferred tax liability	-	-	-	(78.8)
Other liabilities	-	-	-	(331.0)
Net Assets	-	-	-	1,227.0
Non-controlling interests	-	-	-	(230.0)
Net assets acquired	-	-	-	997.0
Bargain Purchase	-	-	-	435.0
Cash Paid	-	-	-	(562.0)
Cash and cash equivalents in acquired companies	-	-	-	119.0
Net Cash Flow for acquisition of companies				(442.9)

		Year ended December 31,
	2013	2012	2011	2010	2009
Operating data
Energy sales (in GWh):	21,674	20,760	20,098	19,292	18,220
Residential	9,114	8,662	8,139	7,796	7,344
Small Commercial	1,780	1,688	1,601	1,543	1,470
Medium Commercial	1,828	1,717	1,700	1,634	1,565
Industrial	3,458	3,335	3,442	3,378	3,204
Wheeling System(1)	4,374	4,261	4,156	3,891	3,622
Others:
Public Lighting	683	668	656	654	644
Shantytowns	417	409	384	377	351
Others (2)	20	20	20	20	20
Customers (in thousands) (3)	2,773	2,726	2,699	2,662	2,605
Energy Losses (%)	13.0%	13.3%	12.6%	12.5%	11.9%
MWh sold per employee	6,023.9	7,088.0	7,188.1	7,123.9	6,936.1
Customers per employee	771	931	965	971	978

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

EXCHANGE RATES

From April 1, 1991 until the end of 2001, the Convertibility Law established a fixed exchange rate under which the Central Bank of Argentina (Banco Central de la República Argentina, the “Central Bank”) was obliged to sell U.S. Dollars at a fixed rate of one Peso per U.S. Dollar (the “Convertibility Regime”).  On January 6, 2002, the Argentine Congress enacted the Public Emergency Law No. 25,561 (the “Public Emergency Law”), formally putting an end to the Convertibility Regime  and abandoning over ten years of U.S. Dollar-Peso parity.  The Public Emergency Law grants the Executive Branch of the Argentine government the power to set the exchange rate between the Peso and foreign currencies and to issue regulations related to the foreign exchange market.  The Public Emergency law has been extended until December 31, 2015.  For a brief period following the end of the Convertibility Regime, the Public Emergency Law established a temporary dual exchange rate system.  Since February 2002, the Peso has been allowed to float freely against other currencies, although the government has the power to intervene by buying and selling foreign currency for its own account, a practice in which it engages on a regular basis.

The following table sets forth the annual high, low, average and period-end exchange rates for U.S. Dollars for the periods indicated, expressed in Pesos per U.S. Dollar at the purchasing exchange rate and not adjusted for inflation.  When preparing our financial statements, we utilize the selling exchange rates for U.S. Dollars quoted by the Banco Nación to translate our U.S. Dollar denominated assets and liabilities into Pesos.  The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Low	High	Average	Period End
	(Pesos per U.S. Dollar)
Year ended December 31,
2009	3.45	3.85	3.73(1)	3.80
2010	3.79	3.99	3.91(1)	3.98
2011	3.97	4.30	4.13(1)	4.30
2012	4.30	4.92	4.55(1)	4.92
2013	4.93	6.52	5.48(1)	6.52

Month
October 2013	5.80(2)	5.91(2)	5.85	5.91
November 2013	5.93(2)	6.14(2)	6.02	6.14
December 2013	6.16(2)	6.52(2)	6.32	6.52
January 2014	6.55(2)	8.02(2)	7.12	8.01
February 2014	7.76(2)	8.01(2)	7.85	7.87
March 2014	7.86(2)	8.01(2)	7.93	8.00
April 2014(3)	8.00(4)	8.00(4)	8.00	8.00

_____________________

Source: Banco Nación

(1)           Represents the average of the exchange rates on the last day of each month during the period.

(2)           Average of the lowest and highest daily rates in the month.

(3)           Represents the corresponding exchange rates from April 1 through April 23, 2014.

(4)           Represents the average of the lowest and highest daily rates from April 1 through April 23, 2014.

RISK FACTORS

Risks Related to Argentina

Overview

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and substantially all of our revenues are earned in Argentina and substantially all of our operations, facilities, and customers are located in Argentina.  Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, political and financial conditions prevailing in Argentina, including growth, inflation rates, currency exchange rates, interest rates, and other local, regional and international events and conditions that may affect Argentina in any manner.  For example, slower economic growth or economic recession could lead to a decreased demand for electricity in our concession area or to a decline in the purchasing power of our customers, which, in turn, could lead to a decrease in collection rates from our customers or increased energy losses due to illegal use of our service.  Actions of the Argentine government concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and could continue to have a material adverse effect on private sector entities, including us.  For example, during the Argentine economic crisis of  2001, the Argentine government froze electricity distribution margins and caused the pesification of our tariffs, which had a materially adverse effect on our business and financial condition and led us to suspend payments on our financial debt at the time. We cannot assure you that the Argentine government will not adopt other policies that could adversely affect the Argentine economy or our business, financial condition or results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations or cause the market value of our ADSs and Class B common shares to decline.

A global financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, customers, business, and results of operations

The effects of a global credit crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations, an impact that is likely to be more severe on an emerging market economy, such as Argentina.  The effect of this economic crisis on our customers and on us cannot be predicted.  Weak economic conditions could lead to reduced demand or lower prices for energy, which could have a negative effect on our revenues.  Economic factors such as unemployment, inflation and the availability of credit could also have a material adverse effect on demand for energy and, therefore, on our financial condition and operating results.  The financial and economic situation may also have a negative impact on third parties with whom we do, or may do, business.  In addition, our ability to access credit or capital markets may be restricted at a time when we would need financing, which could have an impact on our flexibility to react to changing economic and business conditions (see “Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth, and consequently, may affect our business, results of operations and prospects for growth”).  For these reasons, any of the foregoing factors or a combination of these factors could have an adverse effect on our results of operations and financial condition and cause the market value of our ADSs and Class B common shares to decline.

The Argentine economy remains vulnerable and any significant decline could adversely affect our financial condition

Sustainable economic growth in Argentina is dependent on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the Argentine Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable rate of inflation.

The Argentine economy remains vulnerable, as reflected by the following economic conditions:

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

We cannot assure you that a decline in economic growth, increased economic instability or the expansion of economic policies and measures taken by the Argentine government to control inflation or address other macroeconomic developments that affect private sector enterprises such as us, all developments over which we have no control, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs and our Class B common shares.

The impact of inflation in Argentina on our costs could have a material adverse effect on our results of operations

Inflation has, in the past, materially undermined the Argentine economy and the Argentine government’s ability to create conditions that permit growth. In recent years, Argentina has confronted inflationary pressure, evidenced by significantly higher fuel, energy and food prices, among other factors.  According to data published by the Instituto Nacional de Estadística y Censos (National Statistics and Census Institute or “INDEC”), the rate of inflation reached 9.5% in 2011, 10.8% in 2012 and 10.6% in 2013. The Argentine government has implemented programs to control inflation and monitor prices for essential goods and services, including freezing the prices of supermarket products, and price support arrangements agreed between the Argentine government and private sector companies in several industries and markets.

A high inflation environment would undermine Argentina’s foreign competitiveness by diluting the effects of the Argentine Peso devaluation, negatively impact the level of economic activity and employment and undermine confidence in Argentina’s banking system, which could further limit the availability of domestic and international credit to businesses. In turn, a portion of the Argentine debt is adjusted by the Coeficiente de Estabilización de Referencia (Stabilization Coefficient, or “CER”), a currency index, that is strongly related to inflation. Therefore, any significant increase in inflation would cause an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy.  A continuing high inflation environment could undermine our results of operations as a result of a delay in our ability to, or our inability to, adjust our tariffs accordingly; it could adversely affect our ability to finance the working capital needs of our businesses on favorable terms; and it could adversely affect our results of operations and cause the market value of our ADSs and Class B common shares to decline.

The credibility of several Argentine economic indices has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets

In January 2007, INDEC modified its methodology used to calculate the consumer price index (the “CPI”), which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Since then, the credibility of the CPI, as well as other indexes published by the INDEC has been affected. As a result of the uncertainty relating to the accuracy of INDEC indices, the inflation rate of Argentina and the other rates calculated by INDEC could be higher than as indicated in official reports.

On November 23, 2010, the Argentine government began consulting with the IMF for technical assistance in order to prepare a new national consumer price index with the aim of modernizing the current statistical system.  During the first quarter of 2011, a team from the IMF started working in conjunction with the INDEC to create such an index.  Notwithstanding the foregoing, reports published by the IMF state that its staff also uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, and such measures have shown inflation rates that are considerably higher than those issued by the INDEC since 2007.  Consequently, the IMF called on Argentina to adopt remedial measures to address the quality of its official data.  In its meeting held on February 1, 2013, the Executive Board of the IMF found that Argentina’s progress in implementing remedial measures since September 2012 had not been sufficient.  As a result, the IMF issued a declaration of censure against Argentina in connection with the breach of its related obligations to the IMF under the Articles of Agreement and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay.

In order to address the quality of official data, a new price index was put in place on February 13, 2014. The new price index represents the first national indicator to measure changes in prices of final consumption by households. While the previous price index only measured inflation in the urban sprawl of the City of Buenos Aires, the new price index is calculated by measuring prices on goods across the entire urban population of the 24 provinces of Argentina. Pursuant to these calculations, the new consumer price index rose by 10% during the first quarter of 2014. The IMF has declared that it will review later in 2014 Argentina’s reports on progress in revising its inflation and gross domestic product statistics.

Any further required correction or restatement of the INDEC indices could result in a decrease in confidence in Argentina’s economy, which could, in turn, have an adverse effect on our ability to access international capital markets to finance our operations and growth, and which could, in turn, adversely affect our results of operations and financial condition and cause the market value of our ADSs and Class B common shares to decline.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth and, consequently, may affect our business, results of operations and prospects for growth

In 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001.  The Argentine government announced that as a result of this restructuring, it had approximately U.S.$129.2 billion in total gross public debt as of December 31, 2005. Holdout creditors that declined to participate in the exchanges commenced numerous lawsuits against Argentina in several countries, including the United States, Italy, Germany, and Japan. These lawsuits generally assert that Argentina has failed to make timely payments of interest and/or principal on their bonds, and seek judgments for the face value of and/or accrued interest on those bonds.  Judgments have been issued in several proceedings but to date judgment creditors have not succeeded in having those judgments enforced. In at least one case, plaintiffs have asserted that allowing Argentina to make payments under its newly issued bonds and remain in default on its pre-2002 bonds violates the pari passu clause in the original bonds and entitles the plaintiffs to enjoin such payments. The U.S. Court of Appeals for the Second Circuit has ruled in that case that the ranking clause in bonds issued by Argentina prevents Argentina from making such payments unless it makes pro rata payments in respect of defaulted debt that ranks pari passu with the performing bonds.  On August 23, 2013, the United States Second Circuit Court of Appeals ruled in favor of the plaintiffs. On November 18, 2013, the Second Circuit Court of Appeals denied Argentina’s petition for rehearing.

On April 30, 2010, Argentina launched a new debt exchange directed to holders of the securities issued in the 2005 debt exchange and to holders of the securities that were eligible to participate in the 2005 debt exchange (other than Brady bonds) to exchange such debt for new securities and, in certain cases, a cash payment. As a result of the 2005 and 2010 exchange offers, Argentina restructured over 91% of the defaulted debt eligible for the 2005 and 2010 exchange offers. The creditors who did not participate in the 2005 or 2010 exchange offers may continue pursuing legal actions against Argentina for the recovery of debt, which could adversely affect Argentina’s access to the international capital markets.

In September 2008, Argentina announced its intention to cancel its external public debt to Paris Club creditor nations using reserves of the Banco Central de la República Argentina ( the Argentine Central Bank, or the “Central Bank”) in an amount equal to approximately U.S. $6.5 billion. Even though preliminary negotiations have taken place close to the date of this annual report, no agreement has been reached in this respect and, as of the date of this annual report, the Argentine government had not yet cancelled such debt. If no agreement with the Paris Club creditor nations is reached, financing from multilateral financial institutions may be limited or unavailable, which could adversely affect economic growth in Argentina and Argentina’s public finances.

In addition, foreign shareholders of several Argentine companies have filed claims before the International Centre for Settlement of Investment Disputes (the “ICSID”) alleging that certain government measures adopted during the country’s 2001 crisis were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. Since May 2005, certain plaintiffs have prevailed against Argentina in such proceedings, including most recently, British Gas whose US$ 185 million award was upheld by the United States Supreme Court. In October 2013, the Argentine government entered into settlement agreements with certain claimants worth U.S.$677 million, to be satisfied with the delivery of newly issued sovereign bonds. Argentina’s past default and its failure to completely restructure its remaining sovereign debt and fully negotiate with the holdout creditors may limit Argentina’s ability to reenter the international capital markets.  Litigation initiated by holdout creditors as well as ICSID claims have resulted and may continue to result in judgments and awards against the Argentine government which, if not paid, could prevent Argentina from obtaining credit from multilateral organizations. Judgment creditors have sought and may continue to seek to attach or enjoin assets of Argentina. An example of this is the Libertad Frigate case, in which a commercial court in Accra, Ghana, granted an order (which has been overturned) to detain an Argentine ship which had entered the Accra port on a routine trip.  In addition, various creditors have organized themselves into associations to engage in lobbying and public relations efforts concerning Argentina’s default on its public indebtedness. Over the years, such groups have unsuccessfully urged passage of federal and New York state legislation directed at Argentina’s defaulted debt and aimed at limiting Argentina’s access to the U.S. capital markets. Although neither the United States Congress nor the New York state legislature has adopted such legislation, we can make no assurance that legislation or other political actions designed to limit Argentina’s access to capital markets will not take effect.

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

Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations

The devaluation of the Argentine Peso could have a negative impact on the financial condition of many Argentine businesses, including us.  Such situation could negatively impact the ability of Argentine businesses to honor their foreign currency-denominated debt, lead to very high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities and the financial industry, and adversely affect the Argentine government’s ability to honor its foreign debt obligations. On January 2014, the peso lost approximately 23% of its value with respect to the US Dollar.  If the Argentine Peso devalues further, the negative effects on the Argentine economy could have adverse consequences to our businesses, our results of operations and the market value of our ADSs, including as measured in U.S. Dollars.

On the other hand, a significant appreciation of the Argentine Peso against the U.S. Dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports (as a consequence of the loss of external competitiveness). Any such increase could also have a negative effect on economic growth and employment, reduce the Argentine public sector’s revenues from tax collection in real terms, and have a material adverse effect on our business, our results of operations and the market value of our ADSs as a result of the weakening of the Argentine economy in general.

Certain measures that may be taken by the Argentine government may adversely affect the Argentine economy and, as a result, our business and results of operations

During recent years, the Argentine government has increased its direct intervention in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

In November 2008, the Argentine government enacted Law No. 26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones (the “AFJPs”) (see “The nationalization of Argentina’s private pension funds caused an adverse effect in the Argentine capital markets and increased the Argentine government’s interest in certain stock exchange listed companies, such that the Argentine government became a significant shareholder of such companies”). More recently, beginning in April 2012, the Argentine government provided for the nationalization of YPF S.A. and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No. 26,741 and Decree No. 1277/2012.   In February 2014, the Argentine government and Repsol announced that they had reached agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares. Such compensation totals US$ 5billion, payable by delivery of Argentine sovereign bonds with various maturities. Additionally, on December 19, 2012, the Argentine government issued Decree No. 2552/2012 which, in its article 2, ordered the expropriation of the “Predio Rural de Palermo”. However, on January 4, 2013, the Federal Civil and Commercial Chamber granted an injunction that has temporarily blocked the application of Decree No. 2,552/2012. We cannot assure you that these or other measures that may be adopted by the Argentine government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade, investment, etc., will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations and the market value of our shares and ADSs.

Exchange controls and restrictions on capital inflows and outflows may continue to limit the availability of international credit and could threaten the financial system and lead to renewed political and social tensions, adversely affecting the Argentine economy, and, as a result, our business

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad. After 2002, these restrictions, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad to pay principal and interest on debt obligations, were substantially eased through 2007. Since the last quarter of 2011, however, new regulation made foreign exchange transactions subject to the prior approval of the Argentine tax authorities.  Through a combination of foreign exchange and tax regulations, the Argentine authorities have significantly curtailed access to foreign exchange by individuals and private-sector entities.

Since 2011, the Argentine government has adopted exchange controls such as requiring an authorization of tax authorities to access the foreign currency exchange market and introduced  measures that have imposed limits on access to the foreign exchange market to retail transactions. It is widely reported that the peso/U.S. Dollar exchange rate in the unofficial market substantially differs from the official foreign exchange rate. See “Exchange Rates” and “Item 10—Exchange Controls.”  In addition to the foreign exchange restrictions, in June 2005 the Argentine government adopted various rules and regulations that established new restrictive controls on capital inflows into the country, including a requirement that, for certain funds remitted into Argentina, an amount equal to 30% of the funds must be deposited into an account with a local financial institution as a U.S. Dollar deposit for a one-year period without any accrual of interest, benefit or other use as collateral for any transaction.

The Argentine government could impose further exchange controls, transfer restrictions or restrictions on the movement of capital and/or take other measures in response to capital flight or a significant depreciation of the Peso, which could limit our ability to access the international capital markets and impair our ability to make interest or principal payments abroad or payments.  Such measures could lead to renewed political and social tensions and undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth, which, in turn, could adversely affect our business and results of operations and the market value of our shares and ADSs.  In addition, the Argentine government or the Central Bank may reenact certain restrictions on the transfers of funds abroad, impairing our ability to make dividend payments to holders of the ADSs, which may adversely affect the market value of our ADSs.  As of the date of this annual report, however, the transfer of funds abroad to pay dividends is permitted to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting. Notwithstanding the foregoing, as of the date of this annual report, in light of applicable regulations the financial situation of the Company does not permit the payment of dividends.

The nationalization of Argentina’s private pension funds caused an adverse effect in the Argentine capital markets and increased the Argentine government’s interest in certain stock exchange listed companies, such that the Argentine government became a significant shareholder of such companies

Prior to 2009, a significant portion of the local demand for securities of Argentine companies came from Argentine private pension funds. In response to the global economic crisis, in December 2008, by means of Argentine Law No. 26,425, the Argentine Congress unified the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (the National Social Security Agency, or “ANSES”), eliminating the pension and retirement system previously administered by private managers. In accordance with the new law, private pension managers transferred all of the assets administered by them under the pension and retirement system to the ANSES. With the nationalization of Argentina’s private pension funds, the Argentine government became a significant shareholder in many of the country’s public companies. In April 2011, the Argentine government lifted certain restrictions pursuant to which ANSES was prevented from exercising more than 5% of its voting rights in any stock exchange listed company (regardless of the equity interest held by ANSES in such companies). ANSES has publicly stated that it intends to exercise its voting rights in excess of such 5% limit in order to appoint directors in different stock exchange listed companies in which it holds an interest exceeding 5%. ANSES’s interests may differ from those of other investors and, consequently, those investors may understand that ANSES’s actions might have an adverse effect on such companies. As of the date of this annual report, ANSES owns 26.8% of the capital stock of Edenor.

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

The Argentine economy could be adversely affected by economic developments in other markets and by more general “contagion” effects

Argentine financial and securities markets are influenced, to varying degrees, by economic and financial conditions in other markets and Argentina’s economy is vulnerable to external shocks, including those related or similar to the global economic crisis that began in 2008. For example, the recent challenges faced in 2011 and 2012 by the European Union to stabilize certain of its member economies had international implications affecting the stability of global financial markets, which hindered economies worldwide and negatively affected the Argentine economy, and in turn, our business and results of operations. Although economic conditions can vary from country to country, investors’ perception of the events occurring in other countries have in the past substantially affected, and may continue to substantially affect capital flows to other countries and the value of securities in other countries, including Argentina.  The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation of its currency in January 1999.

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

Argentina’s economy is vulnerable to external shocks that could be caused by significant economic difficulties of its major regional trading partners

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

Recently approved Argentine judicial reforms, as well as challenges thereto, have generated uncertainty with respect to future administrative and judicial proceedings involving the Argentine government

Law No. 26,854, which regulates injunctions in cases in which the Argentine government is a party or has intervened, was promulgated on April 30, 2013 as part of a judicial reform bill approved by the Argentine Congress.  Among the principal changes proposed in the judicial reform bill are a time limitation on injunctions imposed in proceedings brought against the Argentine government and the creation of three new chambers of Casación  (which hear appeals) prior to the intervention of the Supreme Court of Justice of Argentina. In addition, Law No. 26,855, which became effective on May 27, 2013, modified the structure and functions of the Argentine Consejo de la Magistratura (judicial council), which is in charge of appointing judges, of presenting charges against them, and of suspending or deposing them. However, several legal challenges have been brought against these laws, leading to rulings which for the time being have prevented them from entering into full effect.

Although it is not possible to predict the degree to which the reforms, if and when the same become effective, might affect future administrative and/or judicial proceedings, potential future claims by us against the Argentine government could be affected by these new laws.

Risks Relating to the Electricity Distribution Sector

The Argentine government has intervened in the electricity sector in the past, and is likely to continue intervening

To address the Argentine economic crisis of 2001 and 2002, the Argentine government adopted the Public Emergency Law and other regulations, which made a number of material changes to the regulatory framework applicable to the electricity sector.  These changes severely affected electricity generation, distribution and transmission companies and included the freezing of distribution nominal margins, the revocation of adjustment and inflation indexation mechanisms for tariffs, a limitation on the ability of electricity distribution companies to pass on to the consumer increases in costs due to regulatory charges and the introduction of a new price-setting mechanism in the wholesale electricity market (the “WEM”) which had a significant impact on electricity generators and caused substantial price differences within the market.  The Argentine government has continued to intervene in this sector by, for example, granting temporary nominal margin increases, proposing a new social tariff regime for residents of poverty-stricken areas, creating specific charges to raise funds that are transferred to government-managed trust funds that finance investments in generation and distribution infrastructure and mandating investments for the construction of new generation plants and the expansion of existing transmission and distribution networks.

Furthermore, on November 15, 2011, the Secretariat of Energy (“SE”) issued Note 8,752, which provided that any approval by the provincial governments of increases to the electricity tariffs applicable to end-users as of November 1, 2011 will trigger a proportionate decrease in the federal subsidy available to that end-user in connection with the purchase of electricity. Since the issuance of Note 8,752, certain provincial governments have initiated legal proceedings to challenge the jurisdiction of the SE to issue Note 8,752, particularly because of the potential chilling effect that this regulation may have on the ability of the provincial governments to increase electricity tariffs. As of the date of this annual report, at least one unfavorable ruling against the argentine government has been rendered.These proceedings have not been resolved as of the date of this annual report. In addition to the foregoing, several provincial governments have recently enacted new regulations in order to charge electricity end-users amounts corresponding to the cuts in the federal subsidy.

On November 27, 2012, the SE issued Resolution 2016, which approved the seasonal WEM prices – subsidized and not subsidized − for the period from November 2012 through April 2013. The seasonal price format was modified, concluding in a single purchase price without considering any demand nor time segmentation and taking into account the structure of the demand as of October 2012 as the base. Subsequently, in June 2013, the SE adopted Resolution 408/13, which maintains both the single price and the criteria for raising subsidies during the winter season, with a reduction of the single price only for those months and a subsequent reversion of prices in October 2013.  The Argentine government has also announced an analysis of new measures that would change the current regulatory framework of the energy sector. On March 26, 2013, the SE issued Resolution 95, which introduced a new scheme for the remuneration for the electricity generation sector and several modifications to the organization of the WEM, including the suspension of the administration of new contracts, or the renewal of existing contracts, in the term market of the WEM.

We cannot assure you that these or other measures that may be adopted by the Argentine government will not have a material adverse effect on our business and results of operations or on the market value of our shares and ADSs or that the Argentine government will not adopt emergency legislation similar to the Public Emergency Law or other similar resolutions in the future that may further increase our regulatory obligations, including increased taxes, unfavorable alterations to our tariff structures and other regulatory obligations, compliance with which would increase our costs and have a direct negative impact on our results of operations and cause the market value of our ADSs and Class B common shares to decline.

Electricity distributors were severely affected by the emergency measures adopted during the economic crisis, many of which remain in effect

Distribution tariffs include a regulated margin that is intended to cover the costs of distribution and provide an adequate return over the distributor’s asset base.  Under the Convertibility Regime, distribution tariffs were calculated in U.S. Dollars and distribution margins were adjusted periodically to reflect variations in U.S. inflation indexes.  Pursuant to the Public Emergency Law, in January 2002 the Argentine government froze all distribution margins, revoked all margin adjustment provisions in distribution concessions and converted distribution tariffs into Pesos at a rate of Ps. 1.00 per U.S. $ 1.00. These measures, coupled with the effect of high inflation and the devaluation of the Peso, led to a decline in distribution revenues in real terms and an increase of distribution costs in real terms, which could no longer be recovered through adjustments to the distribution margin.  This situation, in turn, led many public utility companies, including us and other important distribution companies, to suspend payments on their financial debt (which continued to be denominated in U.S. Dollars despite the pesification of revenues), effectively preventing these companies from obtaining further financing in the domestic or international credit markets and making additional investments. Although the Argentine government has granted temporary and partial relief to some distribution companies, including a limited increase in distribution margins, a temporary cost adjustment mechanism which was not fully implemented and the ability to apply certain additional charges, distribution companies are currently involved in discussions with the regulatory and government authorities on additional, permanent measures needed to adapt the current tariff scheme to the post-crisis situation of this sector.  We cannot assure you that these measures will be adopted or implemented or that, if adopted, they will be sufficient to address the structural problems created for us by the economic crisis and its aftermath. Our inability to cover the costs of distribution or to receive an adequate return on our asset base may further adversely affect our financial condition and results of operations..

Electricity demand may be affected by tariff increases, which could lead distribution companies, such as us, to record lower revenues

During the 2001 and 2002 economic crisis, electricity demand in Argentina decreased due to the decline in the overall level of economic activity and the deterioration in the ability of many consumers to pay their electricity bills. In the years following the 2001 and 2002 economic crisis electricity demand experienced significant growth, increasing as an estimated average of approximately 4.8% per annum from 2003 through 2013. This increase in electricity demand since 2003, reflects the relative low cost, in real terms, of electricity to consumers due to the freezing of distribution margins, subsidies in the energy purchase price and the elimination of the inflation adjustment provisions in distribution concessions, coupled with the devaluation of the Peso and inflation.  The Executive Branch of the Argentine government granted temporary increases in transmission and distribution margins, and transmission and distribution companies are currently negotiating further increases and adjustments to their tariff schemes with the Argentine government.  Although the increases in electricity transmission and distribution margins, which increased the cost of electricity to residential customers, have not had a significant negative effect on demand, we cannot make any assurances that these increases or any future increases in the relative cost of electricity will not have a material adverse effect on electricity demand or a decline in collections from customers. Further, in November 2011, the Argentine government announced a cut in subsidies (which had no impact on our value added for distribution (“VAD”)) for electricity granted to certain customers that are presumed to be in a position to afford the cost without such subsidies. In this respect, we cannot assure you that these measures or any future measures (including increases on tariffs for residential users) will not lead electricity companies, like us, to record lower revenues and results of operations than currently anticipated, which may, in turn, have a material adverse effect on the market value of our ADSs.

If we experience continued energy shortages in the face of growing demand for electricity, our ability to deliver electricity to our customers could be adversely affected, which could result in customer claims, material penalties, government intervention and decreased results of operations

In recent years, the condition of the Argentine electricity market has provided little incentive to generators and distributors to further invest in increasing their generation and distribution capacity, respectively, which would require material long-term financial commitments.  As a result, the Argentine electricity market is currently operating at near full capacity and both generators and distributors may not be able to guarantee the supply of electricity to their customers, which could lead to a decline in growth of such companies. During December 2013, an increase in demand for electricity resulted in energy shortages and blackouts in Buenos Aires and other cities around Argentina.  Under Argentine law, distribution companies, such as us, are responsible to their customers for any disruption in the supply of electricity. As a result, we could face customer claims and fines and penalties for service disruptions caused by energy shortages unless the relevant Argentine authorities determine that energy shortages constitute force majeure.  To date, the Argentine authorities have not been called upon to decide under which conditions energy shortages may constitute force majeure. In the past, however, the Argentine authorities have taken a restrictive view of force majeure and have recognized the existence of force majeure only in limited circumstances, such as internal malfunctions at the customer’s facilities, extraordinary meteorological events (such as major storms) and third-party work in public thoroughfares.  Additionally, disruptions in the supply of electricity could expose us to intervention by the Argentine government, which warned of such possibility during the blackouts of December 2013. Such claims, fines, penalties or government intervention could have a materially adverse effect on our financial condition and results of operations, and cause the market value of our ADSs and Class B common shares to decline.  See also “A potential nationalization or expropriation of 51% of our capital stock, represented by the Class A shares,  may limit the capacity of the Class B common shares to participate in the board of directors.”

Risks Relating to Our Business

Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern

Since execution of the agreement entered into with the Argentine government in February 2006 relating to the adjustment and renegotiation of the terms of our concession (the “Adjustment Agreement”) and as required by them, we have been engaged in an Integral Tariff Revision (Revisión Tarifaria Integral, or “RTI”) with the ENRE.. However, the timeline for completing this process and the favorability to us of the final resolution are both uncertain.

The Adjustment Agreement currently contemplates a cost adjustment mechanism for the transition period during which the RTI is being conducted. This mechanism, known as the Cost Monitoring Mechanism (“CMM”), requires the ENRE to review our actual distribution costs every six months (in May and November of each year) and adjust our distribution margins to reflect variations of 5% or more in our distribution cost base. We may also request that the ENRE apply the CMM at any time that the variation in our distribution cost base is at least 10% or more.  Any adjustments, however, are subject to the ENRE’s assessment of variations in our costs, and we cannot guarantee that the ENRE will approve adjustments that are sufficient to cover our actual incremental costs. In the past, even when the ENRE has approved adjustments to our tariffs, there has been a lag between when we actually experience increases in our distribution costs and when we receive increased revenues following the corresponding adjustments to our distribution margins pursuant to the CMM. In addition, we have estimated that the actual distribution costs have been significantly higher than the ones determined with the CMM adjustments that have been requested. Despite the adjustment we were granted under the CMM in October 2007 and July 2008, we cannot assure you that we will receive similar adjustments in the future. As of the date of this annual report we have requested twelve additional increases under the CMM since May 2008, eleven of which have been recognized by ENRE (they have been applied retroactively to amounts owed to us up to September 2013, pursuant to Resolution 250/13 and subsequent Note 6,852/13), but have not been transferred to the tariff structure as of the date of filing of this annual report. Under the terms of the Adjustment Agreement, these twelve increases should have been approved in May and November of each year from 2008 onwards.

During the years ended December 31, 2012 and 2011, we recorded a significant decrease in net income and operating income (we recorded operating loss in 2012), and our working capital and liquidity levels were negatively affected, primarily as a result of the delay in obtaining a tariff increase and in having our tariff adjusted to reflect increases in our distribution costs, coupled with a constant increase in operating costs to maintain adequate service levels all of which has affected our capacity to perform our commercial obligations. In this context and in light of the situation that affects the electricity sector, the ENRE issued Resolution 347/12 in November 2012, which establishes the application of fixed and variable charges that have allowed the Company to obtain additional revenue as from November 2012. However, such additional revenue is insufficient to make up our operating deficit due to the constant increase in operating costs and the estimated salary or third-party costs increases for the year 2014.

                If we are not able to recover all of the incremental costs contemplated by the increase requests pursuant to the CMM and all such future cost increases, and/or if there is a significant lag time between when we incur the incremental costs and when we receive increased revenues, and/or if we are not successful in achieving a satisfactory renegotiation of our tariff structure,  we may be unable to comply with our financial obligations, we may suffer liquidity shortfalls and we may need to restructure our debt to ease our financial condition, any of which, individually or in the aggregate, would have a material adverse effect on our business and results of operations and may cause the value of our ADSs to decline. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern.

We have prepared our annual financial statements for the fiscal year ended December 31, 2013 included herein, assuming that we will continue as a going concern. Our independent auditors, PwC, issued a report dated March 7, 2014, on our Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, which contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. As discussed in Note 1 to our Consolidated Financial Statements, despite the recognition of the CMM retroactive adjustments set in Resolution 250/13 and Note 6852/13, the steady increase in the operating costs necessary to maintain the level of service and the delay in obtaining genuine tariff increases will continue to affect our operating results and have raised substantial doubt with respect to our ability to continue as a going concern.  In this respect, the recognition of the CMM retroactive adjustments is not enough to restore our economic and financial conditions to the level required by a public service concession such as ours.  Management's plans in response to these matters are also described in Note 1. However, our financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty. See Item 18—“Financial Statements.”

The goal of the RTI is to achieve a comprehensive revision of our tariff structure, including further increases in our distribution margins and periodic adjustments based on changes in our cost base, to provide us with an adequate return on our asset base.  Although we believe the RTI will result in a new tariff structure, we cannot assure you that the RTI will conclude in a timely manner or at all, or that the new tariff structure will effectively cover all of our costs or provide us with an adequate return on our asset base.  Moreover, the RTI could result in the adoption of an entirely new regulatory framework for our business, with additional terms and restrictions on our operations and the imposition of mandatory investments. We also cannot predict whether a new regulatory framework will be implemented and what terms or restrictions could be imposed on our operations. Our inability to obtain tariff adjustments in line with the actual changes in costs could deepen our inability to meet our trade obligations and could also have a material adverse effect on our ability to meet our financial obligations

                Although Resolution 250/13 and Note 6,852/13 recognized the corresponding CMM adjustments retroactively, these have not been sufficient to support the real variation in costs, principally due to salary adjustments and increased operating expenses above the inflation recorded by the INDEC. Our inability to obtain tariff adjustments in line with the actual change in costs has deepened our inability to meet obligations vis-a-vis CAMMESA, our major supplier, and has had a material adverse effect on our ability to meet our financial obligations as a result of a shortage in liquidity, which may result in the need to restructure our debt and may have a material adverse effect on our business and results of operations and could also adversely impact on our financial condition and the market value of the ADSs.

Our distribution tariffs may be subject to challenges by Argentine consumer and other groups

Our tariffs have been challenged by Argentine consumer associations, such as the action brought again us in December 2009, by an Argentine consumer association (Unión de Usuarios y Consumidores) seeking to annul certain retroactive tariff increases. In November 2010, the relevant court upheld the claim. We appealed the court’s order and requested that it be stayed pending a decision on the appeal. In December 2010, the court stayed its order pending a decision on the appeal. On June 1, 2011, the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala V) overturned the judgment of the lower administrative court. The Unión de Usuarios y Consumidores filed a Federal Extraordinary Appeal (“Recurso Extraordinario Federal”) against such decision, which was granted on March 11, 2011. On October 1, 2013, the Supreme Court of Justice decided to dismiss the Federal Extraordinary Appeal that had been filed. A final judgment in our favor has been rendered.

              We cannot make assurances that other actions or requests for injunctive relief will not be brought by these or other groups seeking to reverse the adjustments we have obtained or to block any further adjustments to our distribution tariffs. If these legal challenges are successful and prevent us from implementing tariff adjustments granted by the Argentine government, we could face a decline in collections from our customers, and a decline in our results of operations, which may have a material adverse effect in our financial condition and the market value of our ADSs.

We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

We operate in a highly regulated environment and have been, and in the future may continue to be, subject to significant fines and penalties by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply.  After 2001, the amount of fines and penalties imposed on our company has increased significantly, which we believe is mainly due to the economic and political environment in Argentina following the 2001 and 2002 economic crisis.  Although the Argentine government has agreed to forgive a significant portion of our accrued fines and penalties pursuant to the Adjustment Agreement and to allow us to repay the remaining balance over time, this forgiveness and repayment plan is subject to a number of conditions, including compliance with quality-of-service standards, reporting obligations and required capital investments. As of December 31, 2013, December 31, 2012 and December 31, 2011, our consolidated accrued fines and penalties totaled Ps. 923.8 million, Ps. 662.0 million and Ps. 542.2 million, respectively (taking into account our adjustment to fines and penalties following the ratification of the Adjustment Agreement). If we fail to comply with any of these conditions, the Argentine government may seek to obtain payment of these fines and penalties by us.  In addition, we cannot assure you that we will not incur significant fines in the future, which could have a material adverse effect on our financial condition, our results of operations and the market value of our ADSs. See “Item 4. Information on the Company—Our    Business Overview—Fines and Penalties.”

If we are unable to control our energy losses, our results of operations could be adversely affected

Our concession does not allow us to pass through to our customers the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by our concession, which is, on average, 10%.  As a result, if we experience energy losses in excess of those contemplated by our concession, we may record lower operating profits than we anticipate. Prior to the 2001 and 2002 economic crisis, we had been able to reduce the high level of energy losses experienced at the time of the privatization to the levels contemplated (and reimbursed) under our concession. However, during the last couple of years, our level of energy losses, particularly our non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, with it, the number of delinquent accounts and fraud. Although we continue to make investments to reduce energy losses, these losses continue to exceed the 10% average loss factor contemplated by the concession and, based on the current economic turmoil, we do not expect these losses to decrease in the near term. Our energy losses amounted to 13.0% in 2013, 13.3% in 2012 and 12.6% in 2011. We cannot assure you that our energy losses will not increase again in future periods, which may lead us to have lower margins and could adversely affect our financial condition, our results of operations and the market value of our ADSs.

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

•         our shareholders amend our articles of incorporation or voting rights in a way that modifies the voting rights of the Class A common shares without the ENRE’s approval; or

•         We, or any existing shareholders or former shareholders of EASA who have brought a claim against the Argentine government in the ICSID do not desist from such ICSID claims following completion of the RTI and the approval of a new tariff regime. One of our indirect shareholders is currently engaged in a dispute with a former shareholder of EASA in connection with the suspension and release of such ICSID claims. See “Item 8. Financial Information—Legal and Administrative Proceedings—Legal Proceedings—Other Legal Proceedings.”

In 2013, the fines and penalties imposed on Edenor by the ENRE amounted to Ps. 287.5 million, which represented 8.4% of our energy sales.  See “Item 4. Information on the Company—Our Concession—Fines and Penalties.”

If the Argentine government were to foreclose on the pledge of  our Class A common shares, pending the sale of those shares, the Argentine government would also have the right to exercise the voting rights associated with such shares.  In addition, the foreclosure by the Argentine government on  the pledge of  our Class A common shares may be deemed to constitute a change of control under the terms of our Senior Notes due 2017 and due 2022. See —“We may not have the ability to raise the funds necessary to finance a change of control offer as required by the Senior Notes due 2017 and 2022.” If the Argentine government forecloses on the pledge of  our Class A common shares, our results of operations and financial condition could be significantly affected and the market value of our ADSs could also be affected.

Default by the Argentine government could lead to termination of our concession, and have a material adverse effect on our business and financial condition

If the Argentine government breaches its obligations in such a way that we cannot comply with our obligations thereunder or in such a way that our service is materially affected, we can request the termination of our concession, after giving the Argentine government 90 days’ prior notice. Upon termination of our concession, all our assets used to provide electricity distribution service would be transferred to a new state-owned company to be created by the Argentine government, whose shares would be sold in an international public bidding procedure. The amount obtained in such bidding would be paid to us, net of the payment of any debt owed by us to the Argentine government, plus compensation established as a percentage of the bidding price, ranging from 10% to 30%, depending on the management period in which the sale occurs. Any such default could have a material adverse effect on our business and financial condition.

We may be unable to import certain equipment to meet the growing demand for electricity, which could lead to a breach of our concession contract and could have a material adverse effect on the operations and financial position of the Company

                Certain restrictions on imports imposed by Argentine government (see “The actions taken by the Argentine government to reduce imports may affect our ability to purchase significant capital goods”) could limit our ability to purchase capital goods that are necessary for our operations (including carrying out specific projects). Under our concession, we are obligated to satisfy all of the demand for electricity originated in our concession area, maintaining at all times a service quality standard that has been established for our concession. If we are not able to purchase significant capital goods to satisfy all the demand, we could face fines and penalties which may, in turn, adversely affect our activity, financial position and results of operations and/or the market value of your ADSs.

We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material effect on our business

As of December 31, 2013, approximately 85% of Edenor employees were union members. Although our relations with unions are currently stable and we have had an agreement in place with the two unions representing our employees since 1995, we cannot assure you that we will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues. We cannot assure you that we will be able to negotiate salary agreements on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to strikes or work stoppages, our results of operations, financial condition and the market value of our ADSs could be materially adversely affected.

We could incur material labor liabilities in connection with our outsourcing that could have an adverse effect on our business and results of operations

We outsource a number of activities related to our business to third-party contractors in order to maintain a flexible cost base.  As of December 31, 2013, Edenor had approximately 2,518 third-party employees under contract.  Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between a contractor and the entity to which it is supplying services under certain circumstances. We cannot make any assurances that such proceedings will not be brought against us or that the outcome of such proceedings will be favorable to us. If we were to incur material labor liabilities in connection with our outsourcing, such liability could have an adverse effect on our financial condition, our results of operations and the market value of our ADSs.

We currently are not able to effectively hedge our currency risk in full and, as a result, a devaluation of the Peso may have a material adverse effect on our results of operations and financial condition

Our revenues are collected in Pesos pursuant to tariffs that are not indexed to the U.S. Dollar, while a significant portion of our existing financial indebtedness is denominated in U.S. Dollars, which exposes us to the risk of loss from devaluation of the Peso. In the past we used to hedge this risk in part by converting a portion of our excess cash denominated in Pesos into U.S. Dollars and investing those funds outside Argentina, as permitted by applicable Central Bank regulations at the time and by entering into currency forward contracts. However, pursuant to new regulations of the Central Bank we can no longer hedge this risk by converting a portion of our excess cash denominated in Pesos into U.S. Dollars and because of that, we continue to have substantial exposure to the U.S. Dollar (see “—Risks related to Argentina—Fluctuations in the value of the Argentine Peso could adversely affect the Argentine Economy, which could, in turn adversely affect our results of operations”). We cannot assure you whether the Argentine government will maintain these exchange regulations or whether it will allow us to access the market to acquire U.S. Dollars in the manner that we have done in the past.  Although we may also seek to enter into hedging transactions to cover all or a part of our exposure, we have not been able to hedge any of our exposure to the U.S. Dollar on terms we consider viable for our company. If we continue to be unable to effectively hedge all or a significant portion of our currency risk exposure, a further devaluation of the Peso may significantly increase our debt service burden, which, in turn, may have a material adverse effect on our financial condition and results of operations.

In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations

As of December 31, 2013, our physical assets were insured for up to U.S. $1.062,3 million. However, we do not carry insurance coverage for losses caused by our network or business interruption, including loss of our concession. See “Item 4. Information on the Company—Our Business—Insurance.”  Although we believe our insurance coverage is commensurate with standards for the distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our net profits and our overall financial condition and on the market value of our ADSs.

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

If our controlling shareholder fails to meet its debt service obligations, its creditors may take measures that could have a material adverse effect on our results of operations

In July 2006, EASA completed a comprehensive restructuring of all of its outstanding financial indebtedness, which had been in default since 2002. In connection with this restructuring, EASA issued approximately U.S. $85.3 million in U.S. Dollar-denominated notes, in exchange for the cancellation of approximately 99.94% of its outstanding financial debt. Since EASA’s ability to meet its debt service obligations under these notes depends largely on our ability to pay dividends or make distributions or payments to EASA, our failure to do so could result in EASA becoming subject to actions by its creditors, including the attachment of EASA’s assets and petitions for involuntary bankruptcy proceedings. If EASA’s creditors were to attach our Class A common shares held by EASA, the Argentine government would have the right under our concession to foreclose on the pledge of  our Class A common shares held by the Argentine government, which could trigger a repurchase obligation under the terms of our restructured debt and our Senior Notes due 2017 and due 2022, and have a material adverse effect on our results of operations and financial condition.

Our exclusive right to distribute electric energy in our service area may be adversely affected by technological or other changes in the energy distribution industry, which would have a material adverse effect on our business

Although our concession grants us the exclusive right to distribute electric energy within our service area, this exclusivity may be revoked in whole or in part if technological developments make it possible for the energy distribution industry to evolve from its present condition as a natural monopoly into a competitive business. In no case does the complete or partial revocation of our exclusive distribution rights entitle us to claim or to obtain reimbursement or indemnity. Although, to our knowledge, there are no current projects to introduce new technologies in the medium- or long-term which might reasonably modify the composition of the electricity distribution business, we cannot assure you that future developments will not enable  competition in our industry that would adversely affect  the exclusivity right granted by our concession. Any total or partial loss of our exclusive right to distribute electricity within our service area would likely lead to increased competition and result in lower revenues, which could have a material adverse effect on our financial condition, our results of operations and the market value of our ADSs.

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

We may not have the ability to raise the funds necessary to repay our commercial debt with CAMMESA, our major supplier

As of December 31, 2013, we owed approximately Ps.1,500.6 million to CAMMESA. This debt is due and unpaid and we have not secured any waivers from CAMMESA; if CAMMESA requested that we repay such  debt, we may be unable to raise the funds to repay it and, consequently, we could be exposed to a cash attachment, which could in turn result in our filing for a voluntary reorganization proceeding (concurso preventivo), which could cause the market value of our ADSs and Class B common shares to decline (see “—Risks related to Our Business—All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon the occurrence of any such events”).

Downgrades in our credit ratings could materially and adversely affect our business, financial condition and results of operations.

A material downgrade of our credit ratings may have various effects including, but not limited to, the following: we may have to accept less favorable terms in our transactions with counterparties, including capital raising activities, or may be unable to enter into certain transactions; existing agreements or transactions may be cancelled; and we may be required to provide additional collateral in connection with derivatives transactions. Any of these or other effects of a downgrade of our credit ratings could have a negative impact on the profitability of our treasury and other operations, and could adversely affect our regulatory capital position, financial condition and results of operations.

We may not have the ability to raise the funds necessary to finance a change of control offer as required by the Senior Notes due 2017 and 2022

As of the date of this annual report, approximately U.S.$191.1 million of our financial debt is represented by the Senior Notes due 2017 and 2022. Under the indentures for the Senior Notes due 2017 and 2022, if a change of control occurs, we must offer to buy back any and all such notes that are outstanding at a purchase price equal to100% of the aggregate principal amount of such notes, plus any accrued and unpaid interest thereon and additional amounts, if any, through the purchase date. We may not have sufficient funds available to us to make the required repurchases of the Senior Notes due 2017 and 2022 upon a change of control. If we fail to repurchase such notes in these circumstances that may constitute an event of default under the indentures, which may in turn trigger cross-default provisions in other of our debt instruments then outstanding, which could adversely affect our results of operations and cause the market value of our ADSs and Class B common shares to decline.

All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon the occurrence of any such events

As of the date of this annual report, approximately U.S.$ 191.1 million of our financial debt is represented by the Senior Notes due 2017 and 2022. Under the indentures for the Senior Notes due 2017 and due 2022, certain expropriation and condemnation events with respect to us may constitute an event of default, which,  if declared,  could trigger acceleration of our obligations under the notes and require us to immediately repay all such accelerated debt. In addition, all of our outstanding financial indebtedness contains certain events of default related to bankruptcy and voluntary reorganization proceedings (concurso preventivo). If we are not able to fulfill certain payment obligations as a result of our current financial situation and if the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even us, could file for our bankruptcy, or we could file for a voluntary reorganization proceeding (concurso preventivo). In addition, all of our outstanding financial indebtedness also contains cross-default provisions and/or cross-acceleration provisions that could cause all of our debt to be accelerated if the debt containing expropriation and/or bankruptcy and/or reorganization proceeding events of default goes into default or is accelerated. In such a case, we would expect to actively pursue formal waivers from the corresponding financial creditors to avoid this potential situation, but in case those waivers are not obtained and immediate repayment will be required, the Company could face short-term liquidity problems, which could adversely affect our results of operations and cause the market value of our ADSs and Class B common shares to decline.

We may be mandatorily required to conduct a capital stock reduction and we may in the future be required to dissolve and liquidate

In the absence of any tariff adjustment, it is possible that during 2014, our accumulated deficit exceeds our reserves plus 50% of our capital stock, in which case, under current applicable regulations, we will be required to mandatorily reduce our capital stock pursuant to Article 206 of the Argentine Corporations Law. In addition, if our shareholders’ equity becomes negative (that is, if our total liabilities exceed our total assets) at the end of any fiscal year, we will be required to dissolve and liquidate pursuant to Article 94 of the Argentine Corporations Law unless we receive a capital contribution or expect future revenues or results of operations which would result in our assets exceeding our liabilities. A mandatory capital stock reduction could adversely affect our results of operations and financial conditions and cause the market value of our ADSs and Class B common shares to decline.

The New York Stock Exchange and/or the Buenos Aires Stock Exchange may suspend trading and/or delist our ADSs and Class B common shares, upon the occurrence of certain events relating to our financial situation

The New York Stock Exchange (“NYSE”) and the Buenos Aires Stock Exchange (“BASE”) may suspend and/or cancel the listing of our ADSs and Class B common shares, in certain circumstances, including upon the occurrence of certain events relating to our financial situation. For example, the NYSE may decide such suspension or cancellation if our shareholders’ equity becomes negative.

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

                Adoption of IFRS affects the presentation of our financial information, which was prepared under Argentine GAAP prior to January 1, 2012

                On January 1, 2012, we began preparing our financial statements in accordance with IFRS. Prior to the year ended December 31, 2012, we prepared our financial statements in accordance with Argentine GAAP. Because IFRS differ in certain significant respects from Argentine GAAP, our financial information prepared and presented in our previous annual reports under (other than the one presented in 2013 with respect to the fiscal year ended December 31, 2012) Argentine GAAP is not directly comparable to our IFRS financial data. The lack of comparability of our recent and our historical financial data may make it difficult to gain a full and accurate understanding of our operations and financial condition.

The designation of veedores  (supervisors), by the CNV or otherwise, could adversely affect the economic and financial situation of the Company

The new Capital Markets Law No. 26,831 provides in Article 20 that the Comisión Nacional de Valores (Argentine National Securities Commission, or “CNV”) may conduct an inspection on persons subject to its control (such as the Company).  If after any inspection the CNV considers that a resolution of the board of directors of such person violated the interests of minority shareholders or any holder of securities that are subject to the Argentine public offering regime, it may appoint a veedor  (supervisor), who will have veto powers.  Additionally, the CNV may suspend the board of directors for a period of up to 180 days, until the CNV rectifies the situation.  This measure may only be appealed before the Ministry of Economy and Finance of Argentina.  If the CNV makes an inspection on the and considers that any right of a minority shareholder or holder of any security has been violated, it may proceed to suspend the board of directors for the up to 180-day period, in which case the economic and financial situation of the Company could be negatively affected.  In addition, a veedor  may be appointed through a judicial request.  In this respect, on April 21, 2014, Molinos Rio de la Plata S.A., an Argentine company whose shares are publicly-traded in Argentina, reported the judicial appointment of a veedor  at the request of ANSES, one of its shareholders, which is also a shareholder of the Company, for a period of six months.  We cannot assure you that ANSES, or any other party, will not attempt to pursue a similar course of action with respect to the Company, which may have a negative effect on the Company.

Changes in weather conditions or the occurrence of severe weather (whether or not caused by climate change or natural disasters), could adversely affect our operations and financial performance.

Weather conditions may influence the demand for electricity, our ability to provide it and the costs of providing it.  In particular, severe weather may adversely affect our results of operations by causing significant demand increases, which we may be unable to meet without a significant increase in operating costs. This could strongly impact the continuity of our services and our quality indicators. For example, the exceptional thunderstorms that occurred in April and December of 2013 and a heat wave that occurred in December of 2013 affected the continuity of our services, both in the low voltage and medium voltage networks.  See “Item 4. Information on the Company — Business Overview — Quality Standards – Edenor’s Concession".  Furthermore, any such disruptions in the provision of our services could expose us to fines and orders to compensate those customers affected by any such power cuts, as has occurred in the past (see “Item 4. Information on the Company — Business Overview — Quality Standards – Fines and Penalties”).  Our financial condition, results of operations and cash flows could therefore be negatively affected by changes in weather conditions and severe weather.

A cyber-attack could adversely affect our business, financial condition, results of operations and cash flows.

Information security risks have generally increased in recent years as a result of the proliferation of new technologies and the increased sophistication and activities of cyber-attacks. Through part of our grid and other initiatives, we have increasingly connected equipment and systems related to the distribution of electricity to the Internet. Because of the critical nature of our infrastructure and the increased accessibility enabled through connection to the Internet, we may face a heightened risk of cyber-attack. In the event of such an attack, we could have our business operations disrupted, property damaged and customer information stolen; experience substantial loss of revenues, response costs and other financial loss; and be subject to increased regulation, litigation and damage to our reputation. A cyber-attack could adversely affect our results of operations and financial condition and cause the market value of our ADSs and Class B common shares to decline.

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

Our shareholders may be subject to liability for certain votes of their securities

Because we are a limited liability corporation, our shareholders are not liable for our obligations. Shareholders are generally liable only for the payment of the shares they subscribe to. However, shareholders who have a conflict of interest with us and who do not abstain from voting at the respective shareholders’ meeting may be liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the law or our by-laws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

Provisions of Argentine securities laws could deter takeover attempts and have an adverse impact on the price of our shares and the ADSs

Argentine securities laws contain provisions that may discourage, delay or make more difficult a change in control of Edenor, such as the requirement, upon the acquisition of a certain percentage of our capital stock, to launch a tender offer to acquire a certain percentage of our capital stock, which percentage ranges from 10% to 100% depending on several factors.  These provisions may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interest of our shareholders and may adversely affect the market value of our shares and ADSs.

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

In June 1996, our shareholders approved the change of our name to Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) to more accurately reflect the description of our core business. The amendment to our by–laws related to our name change was approved by the Argentine Electricity Agency (Ente Nacional Regulador de la Electricidad, the “ENRE”) and registered with the Public Registry of Commerce (Inspección General de Justicia, the “IGJ”) in 1997.

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

In September 2005, Dolphin Energía and IEASA acquired an indirect controlling stake in our company from EDFI. Dolphin Energía and IEASA were at the time of such acquisition controlled by the principals of Grupo Dolphin, an Argentine advisory and consulting firm that carries out private equity activities. On September 28, 2007, Pampa Energía S.A. (“Pampa Energía” or “Pampa”) acquired all the outstanding capital stock of Dolphin Energía and IEASA from the then current shareholders of these companies, in exchange for common stock of Pampa Energía. Pampa Energía, which is managed by Grupo Dolphin’s former principals, owns a 50% interest in the company that co-controls the principal electricity transmission company in Argentina, Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (“Transener”). In addition, Pampa Energía has controlling stakes in five generation plants located in the Salta, Mendoza, Neuquén and Buenos Aires provinces (Hidroeléctrica Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Térmica Loma de la Lata and Central Piedra Buena).  See “Item 7. Major Shareholders and Related Party Transactions.”

In April 2007, we completed the initial public offering of our Class B common shares, in the form of shares and American depositary shares, or ADSs.  We and certain of our shareholders sold 18,050,097 ADSs, representing 361,001,940 Class B common shares, in an offering in the United States and elsewhere outside Argentina, and our Employee Stock Participation Program sold 81,208,416 Class B common shares in a concurrent offering in Argentina.  Our ADSs are listed in the New York Stock Exchange (“NYSE”) under the symbol “EDN,” and our Class B common shares are listed on the Buenos Aires Stock Exchange (“BASE”) under the same symbol.  We received approximately U.S. $61.4 million in proceeds from the initial public offering, before expenses, which we used to repurchase a part of our then outstanding debt.  Following the initial public offering, EASA continues to hold 51% of our common shares, and approximately 49% are held by the public.  See “Item 7. Major Shareholders and Related Party Transactions.”

On November 20, 2008, the Argentine Congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the Argentine Social Security Administration (Administración Nacional de la Seguridad Social, the “ANSES”) and eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES. As of the date of this annual report, ANSES held 242,999,553 of our Class B common shares, representing 26.8%of our capital stock.

Recent Developments

Sale of Emdersa/Edelar

On September 17, 2013, our Board of Directors approved an irrevocable offer to Energía Riojana S.A. (ERSA) and the Government of the Province of La Rioja for the (i) sale of our indirect stake in Emdersa, Edelar’s parent company, and (ii) assignment of certain account receivables that we had against Emdersa and Edelar. On October 4, 2013, ERSA and the Government of the Province of La Rioja in its capacity as controlling shareholder of ERSA accepted the offer. The transaction closed on October 30, 2013. The price agreed upon was Ps. 75.2 million payable in 120 monthly and consecutive installments. The first installment is not due until October 30, 2015, 24 months after the closing date.

Merger process – Emdersa Holding

On December 20, 2013,  the merger of Emdersa Holding into Edenor  was approved by an extraordinary shareholders’ meeting, as well as all documentation and information required by applicable regulation towards that end. As of the date of this annual report, the approval of the merger by the IGJ is pending. The effective reorganization date for all legal, accounting and tax purposes will be retroactive to October 1, 2013.

On October 7, 2013, the Company resolved to initiate the proceedings pursuant to which the Company will absorb Emdersa Holding in order to optimize its resources, simplifying its corporate, administrative and operating structure.

Acquisitions and Subsequent Divestitures

Acquisition of EMDERSA and AESEBA

On March 4, 2011, our Board of Directors approved an offer from its indirect controlling company, Pampa Energía. As a consequence, Edenor was appointed by Pampa as the acquiring party under the Pampa-AEI Agreement. Therefore, on March 4, 2011, we acquired from AEI Utilities, S.L. (“AEIU”): (i) 77.19% of Emdersa’s capital stock and votes (“Emdersa’s Shares”), (ii) 0.01% of Empresa Distribuidora de San Luis S.A.’s (“Edesal”) capital stock and votes, (iii) 0.02% of Emdersa Generación Salta S.A.’s (“EGSSA”) capital stock and votes, (iv) 0.01% of Empresa Distribuidora de Electricidad de la Rioja S.A.’s (“EDELAR”) capital stock and votes, (v) 0.01% of Empresa de Sistemas Eléctricos Abiertos S.A.’s (“ESED”) capital stock and votes (all the shares mentioned in items (ii) through (v) hereinafter referred to as the “Residual Shares”), and (vi) 99.99% of AESEBA’s capital stock and votes (“AESEBA’s Shares”).

Spin-off Process – Emdersa

Emdersa’s shareholders’ meeting held on December 16, 2011, which was resumed on January 13, 2012 after a recess, approved: (i) a spin-off of certain assets and liabilities of Emdersa and the incorporation of three new companies, whose main assets would be the shares owned by Emdersa in each of Edesal, EDESA and EGGSA, respectively, (ii) the special spin-off financial statements for the period ended September 30, 2011 the share exchange relationship, the amount of shares of the three holding companies to be incorporated, which had to be delivered to Emdersa’s shareholders in exchange for the tendering of their shares in Emdersa, and (iii) the spin-off prospectus.

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

Edesal Sale

On September 16, 2011, our Board of Directors approved the offer for the acquisition of Edesal by Rovella Carranza S.A. and transferred 24.80% of Emdersa’s shares and 0.01% of EDESAL’s shares to Rovella Carranza S.A.

As a consequence of this transaction, Edenor held a 0.13% interest in EDESALH.

EGSSA sale

On October 11, 2011, our Board of Directors approved the offer received from its controlling shareholder Pampa Energía for the acquisition through a conditioned purchase and sale transaction of 78.44% of the shares and votes of an investment company organized to be the holder of 99.99% of the shares and votes of EGSSA together with 0.01% of EGSSA’s capital stock held by Edenor. On November 22, 2012, shares representing 78.44% of the capital stock and votes of EGSSAH were transferred in favor of Pampa Energía.

EDESA Sale

On April 23, 2012, our Board of Directors accepted the offer made by Salta Inversiones Eléctricas S.A. (“SIESA”) to Edenor and its subsidiary Emdersa Holding, for the acquisition of shares representing: (i) 78.44% of the capital stock and voting rights of EDESAH and (ii) the remaining 0.01% of ESED.

The transaction was carried out on May 10, 2012 at the offered price payable through the delivery of Argentina’s sovereign debt bonds (Boden 2012) for a value equivalent to Ps. 100.5 million.

Upon the conclusion of Emdersa’s spin-off process, the shares representing 78.44% of the capital stock and votes of EDESAH, holder of 90% of EDESA’s shares and votes, were issued, and Deutsche Bank, as trustee, transferred to EHSA the totality of Emdersa’s shares that had been transferred by SIESA and EHSA to the trust, resulting in SIESA holding 78.44% of EDESAH’s capital stock and votes. As a consequence of this transaction, Edenor held 0.13% interest in EDESA.

EDELAR Offer

An offer from Andes Energía Argentina S.A. (“Andes Energía”) was accepted by our Board of Directors on September 16, 2011. Such offer consisted of a proposal to buy a purchase option for a price of U.S. $1.5 million to buy, if Emdersa’s spin-off was completed within a term of two years, 78.44% of the Company’s direct and indirect stake in EDELAR for U.S. $20.29 million, to be paid in two installments. The purchase option was paid by the buyer on September 16, 2011.

On December 31, 2012, Andes Energía’s purchase option expired. On September 17, 2013, the Company approved an irrevocable offer for the sale of its indirect stake in Emdersa, the parent company of EDELAR, to ERSA and the transfer of certain credits held against Emdersa and EDELAR.

The offer was accepted and the transaction closed on October 30, 2013. The total price agreed upon amounts to Ps. 75.2 million and is payable in 120 monthly and consecutive installments, with a grace period of 24 months.

Offer for the acquisition of EDEN

In 2013, the Company received offers from two investment groups for the acquisition of all of the shares of AESEBA, the controlling company of EDEN. On February 27, 2013, our Board of Directors approved the acceptance of the offer by Servicios Eléctricos Norte BA S.L. (the "Purchaser") for the acquisition of AESEBA's shares representing 100% of its capital stock and voting rights. The price offered by the Purchaser is payable through the delivery of Edenor's debt securities for an amount equivalent,  at the closing date of the transaction, to approximately U.S. $80 million of face value of such securities. Such delivery is secured by the Purchaser's contribution to a trust (the "Management Trust") of Ps. 326 million in Argentina's public debt securities, valued at the closing date of the transaction.

                Furthermore, in order to implement this transaction, on March 19, 2013, a Management Trust was set up by and among Purchaser (as settlor), Equity Trust Company (Uruguay) S.A. (as trustee) and Edenor.

                On April 5, 2013, we divested AESEBA which resulted in a loss in our Financial Statements for 2013 of about Ps. 194.3 million (a Ps. 104.9 million loss after income tax effect). As of the date of this annual report, Aeseba’s sale trust purchased in the open market U.S.$ 68.0 million principal amount of our Notes due 2022 and U.S.$ 10.0 million principal amount of our Notes due 2017. These Notes were sent to Edenor and cancelled on March 26, 2013.

Business Overview

We believe we are the largest electricity distribution company in Argentina and one of the largest in Latin America in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2013. We hold a concession to distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and in the northern part of the City of Buenos Aires. As of December 31, 2013, Edenor served 2,772,893 customers. The following table shows the percentage of the electricity produced and sold by generating companies that was purchased by us in the periods indicated:

	Demand (GWh)
	Wholesale Electricity Market(1)	Edenor Demand (2)	Edenor Demand as a % of the Wholesale Electricity Market
2013	125,167	24,902	19.9%
2012	121,322	23,933	19.7%
2011	116,418	23,004	19.8%

Source: Compañía Administradora del Mercado Mayorista Eléctrico, S.A. (CAMMESA)

(1)     Demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).

(2)     Calculated as electricity purchased by us and our wheeling system customers.

                Edenor Concession

By a concession dated August 5, 1992, the Argentine government granted us the exclusive right to distribute electricity within our concession area for a period of 95 years. Our concession will expire on August 31, 2087 and can be extended for one additional 10-year period if we request the extension at least 15 months before expiration. The Argentine government may choose, however, to grant us the extension on a non-exclusive basis.  The concession period was initially divided into an initial management period of 15 years expiring on August 31, 2007, followed by eight 10-year periods. However, pursuant to the terms of the concession we could request, at our option, the extension of the initial management period for an additional 5-year period from the entry into force of the new tariff structure to be adopted under the Integral Tariff Revision (Revisión Tarifaria Integral, or “RTI”) process, subject to the ENRE’s approval. We presented requests for such extension in May  2007and on July 5, 2007, and the ENRE, pursuant to its Resolution No. 467/2007, agreed to extend the initial management period for an additional period of five years from the date when the new tariff structure is adopted under the RTI.  The remaining 10-year periods will run from the expiration of the extension of the initial management period.

On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which empowered the Argentine government to implement, among other things, monetary, financial and foreign exchange measures to overcome the economic crisis. These measures, combined with the devaluation of the Peso and high rates of inflation, have had a severe effect on public utility companies in Argentina, including us. Under the Public Emergency Law, the Argentine government converted public utility tariffs from their original U.S. Dollar values to Pesos at an exchange rate of Ps. 1.00 per U.S. $1.00, froze all regulated distribution margins relating to the provision of public utility services (including electricity distribution services), revoked all price adjustment provisions and inflation indexation mechanisms in public utility concessions (including our concession) and empowered the Executive Branch to conduct a renegotiation of public utility contracts (including our concession) and the tariffs set therein (including our tariffs).

In September 2005 we and the Argentine government entered into the Adjustment Agreement, which was ratified by the Argentine Executive Branch in January 2007. Because a new Argentine Minister of Economy took office thereafter, we formally re-executed the Adjustment Agreement with the Argentine government on February 13, 2007 under the same terms and conditions originally agreed.

Pursuant to the Adjustment Agreement, the Argentine government granted us an increase of 28% in our distribution margin as a result of the implementation of a Temporary Tariff Structure (RTT), which is effective retroactively as from November 1, 2005. The Adjustment Agreement is intended to apply transitionally until we complete the RTI with the ENRE in accordance with the terms of the Adjustment Agreement. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Tariffs.”  In addition, the ENRE applied a cost adjustment mechanism for the transition period during which the RTI  process is being conducted. This mechanism is known as the Cost Monitoring Mechanism (“CMM”) and requires the ENRE to review our actual distribution costs every six months (in May and November of each year).  If the variation between our actual distribution costs and our recognized distribution costs (as initially contemplated in the Adjustment Agreement or, if adjusted by any subsequent CMM, the most recent distribution cost base established by a CMM) is 5% or more, the ENRE is required to adjust our distribution margin to reflect our actual distribution cost base. The ENRE’s review is based on our distribution costs during the six-month period ending two months prior to the date on which the ENRE is required to apply the CMM.  We may also request that the ENRE apply the CMM at any time that the variation in our distribution cost base is at least 10% or more. Because the Adjustment Agreement is effective retroactively as of November 1, 2005,in May 2006, the ENRE determined that our distribution cost base increased by 8.032% (compared to the distribution cost base recognized in the Adjustment Agreement), and, accordingly, approved an equivalent increase in our distribution margin effective May 1, 2006. This increase, when compounded with the 28% VAD increase granted under the Adjustment Agreement, resulted in an overall 38.3% increase in our distribution margins charged to our non-residential customers. Also, on February 13, 2007, the ENRE authorized us to bill our customers (excluding residentialcustomers) the retroactive portion of the 38.3% increase (corresponding to the period from November 2005 to January 2007), which amounted to Ps. 218.6 million and has been invoiced in 55 monthly installments since February 2007.

In October 2007, the Argentine Secretariat of Energy (“SE”) issued Resolution No. 1037/2007, which granted us an increase of 9.63% in our distribution margins to reflect an increase in our distribution cost base for the period from May 1, 2006 to April 30, 2007, compared to the recognized distribution cost base as adjusted by the May 2006 CMM. However, this increase was not incorporated into our tariff structure until 2008, and, instead, we were allowed to retain the funds that we are required to collect and transfer to the fund established by the Program for the Rational Use of Electricity Power (Programa de Uso Racional de la Energía Eléctrica, or “PUREE ”), a program established by the Argentine government in 2003 in an attempt to curb increases in energy demand, to cover such CMM increase and future CMM increases.

In July 2008, we obtained an increase of approximately 17.9% in our distribution margin, which we incorporated into our tariff structure. This increase represented the 9.63% CMM increase corresponding to the period from May 2006 to April 2007 and the 7.56% CMM increase corresponding to the period from May 2007 to October 2007. These CMM adjustments were included in our tariff structure as of July 1, 2008 and resulted in an average increase of 10% for customers in the small commercial, medium commercial, industrial and wheeling system categories and in an average increase of 21% for residential customers with bi-monthly consumption levels over 650 kWh. In addition, by Note No. 83,818, the ENRE authorized us to be reimbursed from the PUREE funds for the retroactive portion of the 7.56% CMM increase amounting to Ps. 45.5 million for the period between November 2007 and June 2008.

Furthermore, we requested an additional increase in our distribution margins under the CMM to account for fluctuations in the distribution cost base for the period from November 2007 to April 2008, in comparison to the distribution cost base recognized by the CMM in November 2007. In 2008, the ENRE adopted Note No. 81,399, which authorized a 5.791% increase under the CMM for the November 2007 – April 2008 period.

As of the date of this annual report, we have requested twelve additional increases under the CMM since May 2008, eleven of which have been recognized by ENRE pursuant to Resolution 250/13 and Note No. 6,852/13 of the SE with retroactive effect as of May 2008 until September 2013. However, these increases have not yet been incorporated into our tariff structure. Under the terms of the Adjustment Agreement, these twelve increases should have been incorporated into our tariff structure in May and November of each year from 2008 onwards.

As of December 31, 2013, we had submitted to the ENRE twelve requests for CMM adjustments as described in the table below

Period	Application Date	CMM Adjustment Requested	Status
November 2007 - April 2008	May-08	5.79%	Granted but not incorporated into tariffs
May 2008 - October 2008	Nov-08	5.68%	Granted but not incorporated into tariffs
November 2008 - April 2009	May-09	5.00%	Granted but not incorporated into tariffs
May 2009 - October 2009	Nov-09	5.03%	Granted but not incorporated into tariffs
November 2009 - April 2010	May-10	6.83%	Granted but not incorporated into tariffs
May 2010 - October 2010	Nov-10	7.48%	Granted but not incorporated into tariffs
November 2010 -April 2011	May-11	6.12%	Granted but not incorporated into tariffs
May 2011 - October 2011	Nov-11	7.69%	Granted but not incorporated into tariffs
November 2011 -April 2012	May-12	8.54%	Granted but not incorporated into tariffs
May 2012 - October 2012	Nov-12	6.98%	Granted but not incorporated into tariffs
November 2012 - April 2013	May-13	6.88%	Granted but not incorporated into tariffs
May 2013 -October 2013	Nov-13	7.90%	Neither granted nor incorporated into tariffs
Cummulative		116.65%

                 As of December 31, 2013 and 2012 the amounts collected by Edenor through the PUREE (net of the effects of Resolution 250/13 and Note No. 6852/13 of the SE in the year 2013), amounted to Ps. 108.6 million and Ps. 1,277.8 million, respectively, and have been disclosed under other non-current liabilities.

The following are the key provisions of the Adjustment Agreement, which are described elsewhere in this annual report:

•         a cost adjustment mechanism (CMM), pursuant to which our distribution costs are reviewed semiannually (or, under certain circumstances, more often) and adjusted if deemed appropriate by the ENRE to cover increases in our distribution costs;

•         an obligation to make capital expenditures of approximately Ps. 204 million for specific projects in 2006, which we complied with although we were not required to given that the Adjustment Agreement was not ratified in 2006;

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

On November 23, 2012, the ENRE issued Resolution No. 347/2012, pursuant to which it established fixed and variable charges differentiated by category of customers.Distribution companies will collect such charges on account of the CMM adjustments stipulated in clause 4.2 of the Adjustment Agreement and will use exclusively to finance infrastructure and corrective maintenance of their facilities. Such charges, which will be clearly identified in the bills sent to customers, will be deposited in a special account to be managed by the trustee.

On December 28, 2012, the Company filed a judicial remedy (acción de amparo) against ENRE seeking to protect the Company’s constitutional rights relating to the provision of a secure and continuing public service of distribution of energy.  To file the acción de amparo the Company considered that the ENRE’s omission to implement the necessary measures to guarantee the provision of the public service of distribution of energy, such as failure to recognize the CMM adjustments that the Company has requested and the delay to implement the new tariff structure under the RTI, have led to an unstable situation which threatens the regular provision of the public service. As a consequence, the Company is seeking to obtain the necessary funds to provide the public service of distribution of energy as contemplated in its concession agreement. On February 19, 2013, the National Court of First Instance in Federal Administrative Claims Tribunal No. 12 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 12) served summons to ENRE and at the same time denied the preliminary injunction requested by the Company. This resolution was timely appealed by the Company. With the publication of the Resolution 250/13 and Note 6,852/13, we believe that the SE has put an end to the administrative proceeding. On June 29, 2013, the Company brought an action to prevent the legal actions to avoid claims related to compliance with the Adjustment Agreement and compensation for damages from being time barred.

Secretary of Energy – Note 8,752

The ability of Edenor to increase its tariffs may also be affected by Note No. 8,752 of the SE, which is being challenged in various provinces of Argentina. See “Item 3. Key Information—Risk factors—Risks Relating to the Electricity Distribution Sector—The Argentine government has intervened in the electricity sector in the past, and is likely to continue intervening.”

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

Edenor’s  concession area is divided into the following operating territories:

Operating territory	Districts
Morón	Morón, Ituzaingó, Hurlingham, Merlo, Marcos Paz, Las Heras and La Matanza
Norte	Ciudad de Buenos Aires, San Martín and Tres de Febrero
Olivos	Vicente López, San Isidro, San Fernando, Tigre and Escobar
Pilar	Moreno, Gral. Rodríguez, Pilar, Malvinas Argentinas, J.C. Paz and San Miguel

The table below sets forth certain information relating to operating territories of Edenor as of and for the year ended December 31, 2013:

Operating territory	Area	Customers		% of Sales
	(km2)	(in thousands)

Morón	1,761	882.7	31.8%	27.6%
Norte	164	862.4	31.1%	27.5%
Olivos	1,624	514.9	18.6%	22.8%
Pilar	1,088	512.9	18.5%	22.2%
Total	4,637	2,772.9	100.0%	100.0%

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

In accordance with our concession, our controlling shareholder, EASA, has pledged its 51% stake in our company to the Argentine government to secure obligations under our concession. The Adjustment Agreement requires that the pledge be extended to secure our obligations under such agreement.

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

These standards may be changed during subsequent management periods and/or pursuant to the outcome of the RTI.

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

The following table sets forth the frequency and duration of interruptions of our service in the periods indicated:

	Year ended December 31,
	2013 (*)	2012	2011
Average frequency of interruptions	8.03	6.31	4.73
Average duration of interruption (in hours)	19.44	17.53	11.71

(*) Provisional Values

Climatic factors during 2013 had a strong impact on quality indicators, both because of  frequency and duration. Severe extreme weather affected the provision of our services during the exceptional thunderstorms that occurred in April and December of 2013 (with winds surpassing 130 km/h in the latter). Furthermore, a heat wave that occurred during December 2013 reached  a historical record with respect to duration, starting on December 16, 2013 and lasting until the first days of January, 2014. On such occasion, the National Meteorological Service declared a red alert in the Metropolitan area of Buenos Aires. This unprecedented event affected the continuity of the service, both in the MV and LV networks.

Additionally, in order to satisfy quality standards, we must meet certain operating requirements relating to commercial service, including maintenance of the distribution network to minimize failures and to maximize the useful life of fixed assets and billing on actual meter records from which customer bills are generated. We may bill customers using estimates in cases of force majeure, but we may not send a customer who is billed bi-monthly more than two successive estimated bills, or more than three successive estimated bills if billed otherwise.  Furthermore, estimated bills cannot exceed 8% of total billings in each category of customers.

Fines and Penalties

Pursuant to our concession, the ENRE may impose various fines and penalties on us if we fail to comply with our obligations under our concession.

Fines relating to our failure to meet any of the quality and delivery standards described above are payable by granting credits or bonuses to our customers to offset a portion of their electricity charges. Since 1996, we have operated a central information system that allows us to directly credit customers who are affected by these quality or delivery deficiencies in the amount of the applicable fines.

Fines and penalties that are not directly related to our customers are paid directly to the ENRE. These include fines imposed on us by the ENRE for any network installations determined to pose a safety or security hazard in a public space, including streets and sidewalks. In addition, the ENRE may fine us for inconsistency in technical information that we are required to furnish to the ENRE. Fines paid to the ENRE are deposited in the Third Party Reserve Fund of the ENRE (Reserva de Fondos de Terceros del ENRE) in an account at Banco Nación.  Payments accrue in such account until the amount deposited reaches Ps. 3 million and then, with the ENRE’s authorization, the amount is proportionally distributed among our customers.

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

Because the Adjustment Agreement was not ratified until January 2007, we have recalculated the amounts of accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement as well as the amounts subject to forgiveness. In addition, we are required to make adjustments to our accrued fines and penalties under the payment plan in order to reflect increases in our distribution margins, including the CMM adjustments. For the year ended on December 31, 2008, we recorded adjustments of Ps. 17.2 million, to reflect CMM adjustments. We have not recorded any adjustments since 2009. In 2013, the fines and penalties imposed on Edenor by the ENRE amounted to Ps. 287.5 million, which represented 8.3% of our energy sales. As of December 31, 2013 our consolidated fines and penalties amounted to Ps. 923.8 million as compared to Ps. 662.0 million as of December 31, 2012. We estimate that the ENRE will forgive approximately Ps. 71.4 million of our accrued fines and penalties upon the completion of the RTI, and that we will be required to pay the balance in accordance with the payment plan provided for in the Adjustment Agreement, although we cannot be certain of the amount, if any, that will ultimately be forgiven.

The following table shows the adjustments to Edenor’s standalone accruals for ENRE fines and penalties, including current fines and penalties and adjustments to past fines due to increases in our tariffs pursuant to the Adjustment Agreement, for the periods specified:

		Year ended December 31,
		(in millions of Pesos)
	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Accruals at beginning of year	647.4	531.9	455.4	377.5	331.6	281.4	241.1	169.7	99.2	63.4	49	19	13.6
ENRE Fines and Penalties	287.5	116.9	81.1	80	58.5	34.8	23.9	25.2	72.7	36	14.6	31.7	16.4
Accrued interests	—	5.1	—	—	—	—	—	—	—	—	—	—	—
Quality of Technical Service	176.3	75.7	47	46	15	15.2	7	10.4	4.9	4.7	3.2	5.6	5.2
Quality of Technical Product	18.7	12.4	3.2	3.4	3.1	3	0.9	0.6	1.1	6.9	6.5	5.5	2.9
Quality of Commercial Service	13.9	6.8	5.1	3	2.4	1.6	1.1	1.2	—	1.2	0.5	1.5	1.7
Public Safety	37.6	17.7	19.8	19.4	34	11.6	10.3	6.7	25.4	10.9	2	4.9	4.2
Transport Technical Function	2.3	0.2	0.6	0.4	0.3	0.3	0.2	0.4	—	0.2	0.2	0.2	—
Reporting Violations	25.8	3.4	4.2	6.6	3.7	2.9	4.4	5.6	33.7	12.2	1.7	4.9	1.9
Others	13.0	0.9	1.3	1.3	—	—	—	0.2	7.5	—	0.4	9	0.5
Less: Paid during period:
Quality of Technical Service	—	—	—	—	—	—	—	—	1.6	—	—	0.9	3.3
Quality of Technical Product	—	—	—	—	—	—	—	—	—	—	—	—	2.3
Quality of Commercial Service	11.1	6.5	4.5	1.9	3.7	—	1.5	0.4	0.1	0.1	0.1	0.3	1.4
Public Safety	--	--	—	0.1	8.9	1.6	—	—	—	—	—	—	2.1
Transport Technical Function	--	--	—	—	—	—	0.2	0.3	—	—	0.1	0.4	0.2
Others	--	--	—	—	—	—	—	—	0.6	—	—	—	1.7
Total paid during period	11.1	6.5	4.5	2	12.6	1.6	1.7	0.7	2.3	0.1	0.2	1.6	11
Plus: Adjustment to fines and penalties pursuant to the ratification of the Adjustment Agreement	—	—	—	—	—	17.2	18.1	47	—	—	—	—	—
Accruals at year‑end	923.8	647.4	531.9	455.4	377.5	331.6	281.4	241.1	169.7	99.2	63.4	49	19

______________________

Note: The facts or events that generated the amounts charged in each period may have occurred in prior periods and not necessarily in the period in which the charge is made.

 Due to the disruption in the provision of service resulting from a power outage during a heat- wave that occurred between December 20 and December 31, 2010 in our concession area, the ENRE issued Resolution No. 32/11 in February 2011whereby we were fined in the amount of Ps.1.1 million and ordered to compensate those customers who had been affected by power cuts for approximately Ps.21.2 million. We have filed a direct appeal with the Appellate Court in Contentious and Administrative Federal Matters No. 1, requesting that such resolution be declared null and void.

Additionally, we filed a petition for the granting of a precautionary measure which aimed at suspending the application of the fine imposed until a decision on the direct appeal is issued. On April 28, 2011, the court denied the request for a precautionary measure. As a consequence, we filed a federal extraordinary appeal (“Recurso Extraordinario Federal”) which was dismissed. We then filed an appeal (“Recurso de Queja por apelación denegada”) with the Supreme Court requesting that the rejected extraordinary federal appeal be sustained, which as of the date of this annual report has not been resolved. Furthermore, on July 8, 2011, we requested that notice of the substance of the case be served on the ENRE. Having this procedural step been carried out and the service of notice been answered, the proceedings are awaiting resolution. As of December 31, 2013, Edenor estimated a potential obligation of Ps. 34.9 million as a result of ENRE Resolution No. 32/2011 and registered an accrual for this amount in its financial statements for the year ended December 31, 2013.

On April 24, 2013, we were notified that the direct appeal on the merits had been denied by the Appellate Court in Contentious and Administrative Federal Matters No. 1. We have appealed this decision to the Supreme Court of Justice on May 13, 2013. As of the date of this annual report, the appeals to the Supreme Court on the merits and on the denial of the request for a precautionary measure have not yet been resolved

On November 15, 2012, the Company was notified of ENRE’s Resolution No.336/2012, pursuant to which the office in charge of enforcing the ENRE’s regulations was instructed to immediately initiate the corresponding sanction proceeding  so as to have the distribution companies EDENOR and EDESUR S.A.( “Edesur’’): (a) determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012; (b) determine the discounts to be recognized to each of the affected customers; and (c) credit such discounts towards the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period.

In addition, it was resolved that the Company and Edesur shall compensate each “small demand residential customer” (T1R) who had been affected by the power cuts occurred during the aforementioned period. The amount of the compensation depends on the length of the power cut which must have lasted more than 12 continuous hours. We have recorded aPs. 16.7 million provision in connection with this compensation.

On January 7, 2014, we were notified of ENRE’s Resolution 1/2014 whereby the ENRE ordered the payment of compensation to each user affected by the extreme weather occurring in December 2013 and January 2014. A credit determined by the duration of the interruption of service is being recognized to each affected user in the Company’s invoices until the credit is cancelled, increasing in a 100% compensation for those users who have been affected by similar interruptions of supply in previous years. The total compensation amounts to Ps. 77.5 million.

Foreclosure on the Pledge of  Our Class A common shares or Revocation of Our Concession

Pursuant to the terms of the Adjustment Agreement, the Argentine government may foreclose on the pledge of  Edenor Class A common shares and sell them in a public bidding process if any of the following occurs:

•         Edenor incurs penalties in excess of 20% of our gross energy sales, net of taxes (which corresponds to our energy sales) in any given year;

•         EASA, fails to obtain the ENRE’s approval in connection with the disposition of our Class A common shares;

•         material and repeated breaches of the Concession are not remedied upon request by the ENRE;

•         EASA creates any lien or encumbrance on our Class A common shares (other than the existing pledge in favor of the Argentine government);

•         EASA or Edenor obstruct the sale of the Class A common shares at the end of any management period according to the terms of the Concession;

•         our shareholders amend our articles of incorporation or voting rights in a way that modifies the voting rights of the Class A common shares without the ENRE’s prior approval; or

•         our shareholders or former shareholders fail to desist from any ICSID claim brought against the Argentine government following the completion of the RTI process and the approval of a new tariff regime. One of our indirect shareholders is currently engaged in a dispute with a former shareholder of EASA in connection with the suspension and release of such ICSID claims. See “Item 8. Financial Information—Legal and Administrative Proceedings—Legal Proceedings—Other Legal Proceedings.”

Upon the occurrence of any of these events, the Argentine government will have the right to foreclose on the pledge of  our Class A common shares and exercise the voting rights of the Class A common shares until the transfer of such shares to a new purchaser occurs, at which time EASA will receive the proceeds of such transfer, net of a specified penalty payable to the Argentine government.

In addition, under the terms of our concession, the Argentine government has the right to revoke our concession if we enter into bankruptcy and the Argentine government decides that we may not continue rendering services, in which case all of our assets will be transferred to a new state‑owned company that will be sold in an international public bidding process.  At the conclusion of this bidding process, the purchase price will be delivered to the bankruptcy court in favor of our creditors, net of any debt owed by us to the Argentine government.  Any residual proceeds will be distributed among our shareholders.

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

                Edenor Network

As of December 31, 2013, the system through which we supply electricity was composed of 74 Sub-Stations of high/high voltage, high/high/medium voltage and high/medium voltage, representing 14,943 MVA of transformer capacity and 1,413kilometers of high-voltage power lines 220 kV, 132 kV and 27.5kV. The distribution system of medium/low voltage was comprised of 15,909 transformers of medium/low voltage, representing 6,505MVA of transformer capacity, 9,738 kilometers of medium‑voltage power lines 33 and 13.2 kV and 25,806 kilometers of low-voltage power lines 380 V.

The following table provides certain information concerning our transmission and distribution system as of the dates presented:

	At December 31,
	2013	2012	2011
Kilometers of transmission lines
High voltage	1,413	1,410	1,382
Medium voltage	9,738	9,573	9,446
Low voltage	25,806	25,479	25,328
Total	36,957	36,462	36,156
Transformer capacity (MVA)
High voltage/high voltage	7,908	7,948	7,648
High voltage/medium voltage	7,035	6,755	6,695
Medium voltage/low voltage and medium voltage/medium voltage	6,505	6,238	6,025
Total	21,448	20,941	20,368

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

In May 2012, we finished the construction of the 220kV Edenor network linking of the local generation Central Puerto and Central Costanera, through Malaver substation. This extension was defined by the Resolution 1875/05 of the Secretary of Energy and it allows the increase in supply capacity by 600 MW. In December 2012, the third transformer of 300 MVA-220/132 kV was put into service in Malaver´s substation. We are currently working with the SE towards the installation of a new transformer of 500/220 kV to 800 MVA in the Rodriguez Substation, with financing by the Administration of Transport and Electric Supply Works Trust (FOTAE) . We believe that this addition will allow us to meet the increasing energy demands in the medium and long term throughout our concession area.  See “Item 5.  Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Demand—Capacity Demand.”

                Systems

During 2013, we continued to consolidate the Systems Plan and Medium-Term Plan for Telecommunications. The major projects implemented were the following:

•         With respect to the central CC&B (Customer Care & Billing) system implemented during 2012, the activities concentrated mainly in the system´s stabilization and optimization, as well as in the incorporation of new functionalities oriented to controlling and speeding up different processes.

•         Regarding our technical system (Nexus), new versions were implemented including the placement  installation of LV generators and provisional overhead wires as well as the dispatch of mobile devices for grouped documents. The Quality Services modules, SVP ENRE and New Supplies were improved. A website service for processing incoming complaints from customers with energy supply interruptions linked to the ENRE’s web page was installed and new functionalities in calls to verify the interruptions of energy supply added, so as to optimize mobile dispatch.

•         As for the SAP system, the most important developments have been the improvement and administration and control tools for FOCEDE, the improvement in the lecture circuit which feeds CC&B and implementation of automation in the use of handhelds and the certifying process of the PM module services to fleet management.

•         The Qlickview tool was implemented, allowing rapid access to information with different extraction and visualization criteria. This tool generates reports in a flexible way, giving valuable support to many areas of the Company.

•         Within the Technology framework, the major developments have been the replacement of disc storing solutions for new Hitachi equipment with greater performance and monitoring of the CC&B components to assess compliance with the batch chain,the implementation of a new security model for Unix and implementation of a critical user´s password administration process. Data was migrated to the last available version of SCOM (Microsoft operations control) PowerCenter (for systems integration) and Foglight (data base and operative system monitoring).

•         Edenor 2.0 Project, which began in the month of October 2013, comprises a web solution and an application for Iphone, Android and Windows Phone which when fully implemented, will allow the customer to acknowledge their technical claims, print the last issued invoice, consult commercial data, take data from an internal lecturer and receive notifications of various kinds.

Telecommunications:

•         During the year 2013, Edenor’s mobile phone network was entirely replaced, currently reaching up to 2000 ports of the new IP technology. This last generation technological leap includes new integration facilities between the fix and the mobile phone network for a better connectivity service for all personnel, independently of their location.

•         An improvement in connectivity was implemented in 15 Commercial Offices which involved the installation of new communication links and an increase in bandwidth through fiber optic cables.

•         New functionalities were added for the IVR platform in order to execute the new automatic telephone campaigns, which by means of a telephone call may verify the most recent energy level and depending on the customers´ reply, close the complaint opened with the Nexus system.

•         Adjustments were made at the Call Center, adding new licenses for additional service posts and communication linkages in order to assure a better customer service.

•         Multiple internet links were added, distributed within the corporate network, aimed at improving the company´s mail network.

                Customers

The following graph shows the evolution of our customer base through December 31, 2013:

As of December 31, 2013, Edenor served 2,772,893customers. We define a “customer” as one meter.

Edenor Tariff Categories

Edenor classifies its customers pursuant to the following tariff categories:

•         Residential (T1-R1 to R9): residential customers whose peak capacity demand is less than 10kW.  In 2013, this category accounted for approximately 42% of our electricity sales.

•         Small commercial (T1-G1 to T1-G3): commercial customers whose peak capacity demand is less than 10kW.  In 2013, this category accounted for approximately 8%of our electricity sales.

•         Medium commercial (T2): customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW.  In 2013, this category accounted for approximately 9% of our electricity sales.

•         Industrial (T3): industrial customers whose peak capacity demand is equal to or greater than 50kW.  This category is applied to high-demand customers according to the voltage at which each customer is connected.  The voltage ranges included in this category are the following: (i) Low Voltage (LV): voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV.  In 2013, this category accounted for approximately 16% of our electricity sales.  This category does not include customers who purchase their electricity directly through the wholesale electricity market under the wheeling system.

•         Wheeling System: large users who purchase their electricity directly from generation or broker companies through the wholesale electricity market. These tariffs follow the same structure as those applied under the Industrial category described above. As of December 31, 2013, the total number of such large users was 713, and in 2013 this category represented approximately 20% of our electricity sales.

•         Others: public lighting (T1-PL) and shantytown customers whose peak capacity demand is less than 10kW.  In 2013, this category accounted for approximately 5%of our electricity sales.  See “—Framework Agreement  (Shantytowns).”

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

We rely on the following measures to detect incorrectly categorized customers:

•         reporting by our employees tasked with reading meter information to identify observed commercial activities which are being performed by residential customers,

•         conducting internet surveys to identify advertisements for commercial services (such as medical or other professional services) that are linked to a residential customer’s address, and

•         analyzing customer demand to determine whether we should further evaluate the peak capacity demand of a given customer whose use might exceed 10kW.

Reading, Billing and Collecting

We bill our customers based on their category of service. Residential and small commercial customers are billed a fixed charge payable bi-monthly and a variable charge based on each unit of energy consumed. The price of these charges, in turn, is determined based on the bi-monthly consumption registered by each customer, which is divided into subcategories for each of our residential and small commercial customers as follows:

Residential (Tariff 1-R or T1-R):

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

Public lighting customers are billed a monthly variable energy charge based on each unit of energy consumed.

The table below shows the number of Edenor customers per category at the dates indicated.

	As of December 31,
	2013	2012	2011
Residential	2,418,725	2,376,981	2,354,242
Small commercial	314,383	311,508	306,541
Medium commercial	32,276	30,681	30,678
Industrial	6,386	6,144	6,006
Wheeling system	713	707	682
Other*	410	401	399
Total	2,772,893	2,726,422	2,698,548

______________________

                * Represents public lighting and shantytown customers.

All of the meters are read with portable meter‑reading terminals, either with manual access or optical reading (in the case of electronic meters for medium commercial and industrial customers). The systems validate the readings, and any inconsistent reading is checked in the field. Estimates of customer usage are no longer used as a result of this new billing system. Once the invoices are printed, independent contractors in each operating area, that are subject to strict controls, distribute them.

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

Our past due receivables increased from Ps. 137.1 million as of December 31, 2012 to Ps. 177.5 million as of December 31, 2013. This increase in past due receivables was mainly due to a delay in delinquency actions resulting from the implementation of our billing system and distortions in the amounts billed under the stabilization factor in addition to the consequences of the preliminary injunction awarded pursuant to the request of the Ombudsman challenging the October 2008 adjustment of our tariffs and to late payments from our government customers. The preliminary injunction prohibits us from cutting the supply of energy to customers challenging the October 2008 tariff increase until a decision is reached with respect to the Ombudsman’s claim. See “Item 8. Financial Information—Legal and Administrative Proceedings—Legal Proceedings—Preliminary Injunction of the Public Ombudsman.”

The following graph shows Edenor delinquent balances as of December 31 of each year:

         We also supply energy to low-income areas pursuant to the framework agreement with the Argentine government and the Province of Buenos Aires, for which certain payments are still owed to us.  See “—Framework Agreement  (Shantytowns).”

                Energy Losses

Energy losses are equivalent to the difference between energy purchased and energy sold, and may be classified as technical and non-technical losses. Technical losses represent the energy that is lost during transmission and distribution within the network as a consequence of natural heating of the transformers and conductors that transmit the electricity from the generating plants to the customers. These losses typically increase in proportion to the amount of energy volume distributed (as has been the case for us in recent years). Technical losses are normal for any energy distributor and cannot be completely eliminated, though reduced through improvements in the network. We believe that the level of technical energy losses is approximately 7% in countries with similar distribution networks. The non-technical energy losses represent the remainder of our energy losses mainly due to the illegal use of its services and administrative and technical errors.

Energy losses require us to purchase additional energy to satisfy apparent demand, thereby increasing costs. Furthermore, illegally tied-in customers typically consume more electricity than the average level of consumption for their category We are unable to recover from customers the cost of  electricity purchased beyond  the average loss factor set  at 10% pursuant to our concession.  Therefore, the reduction of energy losses, reduces the amount of energy we have to purchase to satisfy apparent demand but cannot invoice, and increases the amount of electricity actually sold.

At the time of the privatization of the electricity sector in 1992, our total energy losses were approximately 30%.At that time, our non-technical losses represented  21%, with over half of that amount due to fraud and illegal uses of our service. At that time also, our non-technical losses were estimated at 21%, with over half of that amount due to fraud and illegal use of our service. In response to the high level of losses, we implemented a loss reduction plan in 1992, which emphasized on accurate measurement of energy consumption through periodic inspections, reduction of administrative errors, regularization of shanty towns, reduction of illegal direct connections, provision of services to shantytowns and reduction of technical losses.

At present, our goal is to maintain our energy losses at an optimal level, taking into account the cost of reducing such losses and the level at which we are reimbursed for the cost of these losses under our concession. Our procedures for maintaining an optimal level of losses are focused on improving collections to ensure that customers pay for all the energy that they consume and making investments in our network to control technical losses. To reduce the theft of electricity we have implemented vigilance and special technologies, such as much higher networks that cannot be reached using normal ladders, shields close to the electricity posts, concentric cables, shielded meters and suspension of electricity service, among other remedies. We are experimenting with other programs including teaching low-income customers how to ration their consumption, providing low-income customers with the option of paying in installments and the installation of 4,800 prepaid meters. We also plan to encourage, through subsidies, the installation of special low-energy lamps. A final decision with respect to the implementation of these energy sales measures on a large scale is currently under evaluation by the ENRE. In addition, the Argentine government has implemented a program through PRONUREE (Programa Nacional de Uso Racional y Eficiente de la Energía) to distribute low energy consumption lamps to our customers through agreements with Municipalities. Since 2008, over 3 million of such lamps were distributed to our customers through this program.

The following table illustrates our estimates of the approximate breakdown between technical and non-technical energy losses experienced in our concession area since 2003.

	Year ended December 31,
	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Technical losses	10.3%	10.5%	9.8%	9.8%	9.8%	9.8%	9.6%	8.6%	8.3%	8.1%	8.0%
Non technical losses	2.7%	2.8%	2.8%	2.7%	2.1%	1.0%	2.0%	2.5%	2.7%	3.4%	4.7%
Total losses	13.0%	13.3%	12.6%	12.5%	11.9%	10.8%	11.6%	11.1%	11.0%	11.5%	12.7%

As of December 31, 2013, total energy losses recorded by us were  13.0%, out of which technical losses represented 10.3% and non-technical losses represented 2.7%.

                Framework Agreement (Shantytowns)

In accordance with the terms of our concession, we supply electricity to low-income areas and shantytowns located within our concession area. In October 2003, Edenor, Edesur and Edelap entered into a framework agreement with the Argentine Government and the Province of Buenos Aires (the “2003 Framework Agreement”) to regulate their supply of electricity to low-income areas and shantytowns. Under the 2003 Framework Agreement, we are compensated for the service we provide to shantytowns with funds collected from residents of each shantytown by a commission formed in each shantytown therefor.  In addition, we are compensated separately by the Municipality in which each shantytown is located, and, if there is any payment shortfall, by a special fund supported by the Argentine Government and the Province of Buenos Aires. Specifically, the Argentine Government contributes an amount equal to 21%, and the Province of Buenos Aires an amount equal to 15.5%, of the compensation, net of taxes, paid by those customers with payment problems and meter irregularities who are regularized under the 2003 Framework Agreement. On June 23, 2008, Edenor entered into an amendment to the 2003 Framework Agreement (the “Amended 2003 Framework Agreement”) with the Argentine Government, the Province of Buenos Aires and the other national electric distributors extending the terms of the 2003 Framework Agreement. This Amended 2003 Framework Agreement expired on December 31, 2010.

On July 22, 2011, the Company, together with Edesur and Edelap, entered into an addendum with the Federal Government and the Government of the Province of Buenos Aires, for an additional term of four years of the Amended 2003 Framework Agreement. Such extension was approved on September 21, 2012 by Resolution No. 248/12 issued by the ENRE and ratified by the Ministry of Federal Planning, Public Investment and Services pursuant to Resolution No. 247/2012.

As of  December 31, 2013 and 2012, our receivable balances with the Federal Government and the Government of the Province of Buenos Aires  for the supply of electricity to shantytowns amounted to Ps. 56.9million and Ps. 25.4 million, respectively.

On October 18, 2012, we entered into an agreement for the settlement of non-financial obligations and subscription of Buenos Aires Province Government Bonds with respect to the amount owed to us by the Province of Buenos Aires as of December 31, 2010. Pursuant to the agreement, we agreed to receive an amount of Ps. 325,000 in cash and subscribe Series B Bonds for a residual nominal value of Ps. 6.1 million as settlement of the debt that the Province of Buenos Aires owed to us at December 31, 2010 for the electric power we supplied to low-income areas

Insurance

As of December 31, 2013, we had insurance for loss and damage to property, including damage due to floods, fires and earthquakes covering up to U.S. $1,062.3 million, with the following deductibles:

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

We are also insured against theft of cash and securities for a maximum amount of U.S. $150,000 and U.S. $5,000, respectively.

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

•         Civil Liability insurance;

•         Automobile insurance;

•         Mandatory life insurance for all our officers and employees which is maintained in accordance with Argentine law; and

•         Optional life insurances for all our officers and employees

Although we do not have business interruption insurance, we consider our insurance coverage to be adequate and in accordance with the prevailing standards for the industry.  See “Item 3. Key Information.  Risk Factors—Risks Relating to Our Business—In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations.”

                Environmental Management

In Argentina, the Argentine government, the provincial governments and the government of the City of Buenos Aires are entitled to legislate on natural resources and environmental protection issues. The 1994 Constitution reaffirms this principle, assigning to the Argentine government the establishment of broad environmental guidelines and to the provincial governments and to the government of the City of Buenos Aires the duty to implement the necessary legislation to attain national environmental goals. The environmental policy for the electricity market is formulated by the Secretary of Energy and implemented by the ENRE. Areas regulated by the ENRE include the tolerance level for electromagnetic fields, radio interference, voltage of contact and pass, liquid spills, disposal and handling of solid wastes, noise and vibration admissible levels and use, and the transport and storage of hazardous waste, including polychlorinated biphenyl (PCB), a viscous substance which was historically used to lubricate electrical transformers.  The Argentine Environmental Law required that we eliminate the PCB in our transformers before the end of 2010.

Over the course of 2009, we completed the removal of PCBs from all our transformers with contaminated coolant oils exceeding 50 ppm (parts per million), the limit established by National Law No. 25,670.

As part of our investment plan, we made important improvements to our network and implemented technological innovations which reduced the impact of these improvements on the environment.We are required to apply for licenses from the ENRE for all our business activities, which include certain requirements related to environmental protection. We believe that we are in compliance in all material respects with all applicable environmental standards, rules and regulations established by the ENRE, the SE and other federal, provincial and municipal authorities. We have implemented environmental management programs to evaluate environmental impact and to take corrective actions when necessary. In addition, we have in place an environmental emergency plan designed to reduce potential adverse consequences should an environment contingency occur.  Finally, as part of our environmental actions, we improved and deepened the program of rational uses of energy in our buildings and in our customer equipment.

Regarding the addition of new installations and related construction works, all of the studies corresponding to the Enviromental Impact Evaluation required by law are being made. These analyses are presented to local environmental authorities and submitted to consideration of the local communities in Public Audiences held as required by applicable regulations for the issuance of an Environmental Aptitude Certificate.

On October 19, 1999, the Argentine Institute of Normalization (Instituto Argentino de Normalización) certified that we have an Environmental Management System that is in accordance with the requirements of the standards set by the International Standardization Organization (ISO) as specified in its release, ISO 14001, which relates specifically to environmental management systems. This certification is reaffirmed on an annual basis, most recently as of December 2012.

Argentine law requires all persons whose activities risk environmental damage, such as us, to obtain environmental insurance up to a certain minimum coverage or set aside funds in an environmental restoration fund to pay for environmental liabilities that may arise.

Since the enactment of Resolution No. 481/11 by the Argentine Environment Secretary (Secretaría de Ambiente y Desarrollo Sustentable de la Nación), our business is not considered an activity with significant environmental damage, and is exempt from the environmental insurance requirement set forth by Law 25,675 Section 22. However, we also have an environmental emergency plan that details the steps that would be taken in the event that our operations resulted in any environmental damage.

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

The ultimate objective of the privatization process was to achieve a reduction in tariffs paid by users and improve quality of service through competition. The privatization process commenced in February 1992 with the sale of several large thermal generation facilities formerly operated by SEGBA, and continued with the sale of transmission and distribution facilities (including those currently operated by our company) and additional thermoelectric and hydroelectric generation facilities.

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

In September 2006 the Secretary of Energy issued Resolution No. 1281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution seeks to create incentives for energy generation plants in order to meet increasing energy needs. The resolution’s principal objective is to ensure that energy available in the market is used primarily to service residential users and those industrial and commercial users whose energy demand is at or below 300 kilowatts (kW) and who lack access to other viable energy alternatives. To achieve this, the resolution provides that:

•         large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kW), such as us, will be authorized to secure energy supply up to their “base demand” (equal to their demand in 2005) by entering into term contracts; and

•         large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kilowatts) must satisfy any consumption in excess of their base demand with energy from the Energy Plus (Energía Plus) system at unregulated market prices. The Energy Plus system consists of the supply of additional energy generation from new generation and/or generating agents, co-generators or auto-generators who are not agents of the electricity market or who as of the date of the resolution were not part of the wholesale electricity market.  Large users in the wholesale electricity market and large customers of distribution companies can also enter into contracts directly with these new generators or purchase energy at unregulated market prices through CAMMESA.

This resolution helped us to mitigate the risk of energy shortages due to a lack of electricity generation.  See “Business—Overview—Our obligations.”

In 2009, the Argentine government completed construction and began operation of two new 800 MW combined cycle generators constructed as part of its effort to increase energy supply. The costs of construction were financed with net revenues of generators derived from energy sales in the spot market and through specific charges from CAMMESA to large users. These funds had been deposited in the Fund for Investments Required to Increase Electricity Supply in the Wholesale Electricity Market (Fondo de Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista , or FONINVEMEM).

Regulatory Authorities

The principal regulatory authorities responsible for the Argentine electricity industry are:

(1)                 the SE; and

(2)                 the ENRE, the regulator for Edenor.

The SE advises the Argentine government on matters related to the electricity sector and is responsible for the application of the policies concerning the Argentine electricity industry. See “Risks Relating to Our Business - Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariff adjusted to reflect increases in our distribution costs in a timely manner, could have a material adverse effect on our capacity to perform our financial and commercial obligations. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern”

The ENRE is an autonomous agency created by the Regulatory Framework Law. The ENRE has a variety of regulatory and jurisdictional powers, including, among others:

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

The Wholesale Electricity Market

Overview

The SE established the wholesale electricity market in August 1991 to allow electricity generators, distributors and other agents to buy and sell electricity in spot transactions or under long-term supply contracts at prices determined by the forces of supply and demand.

The wholesale electricity market consists of:

•         a term market in which generators, distributors and large users enter into long-term agreements on quantities, prices and conditions. Since March 2013, pursuant to Resolution 95/2013 of the SE, all  large users have to  buy their backup energy from CAMMESA at any relevant contractual maturity dates.

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

•         providing consulting and other services related to these activities;

•         supplying fuel pursuant to Resolution95/2013 of the SE, which includes the management, acquisition, nationalization, control, reception, storage and distribution of liquid fuels to Generation Centrals through marine, river and land transportation;

•         administrating the expansion of  gas pipelines associated to natural gas supply to the new thermal centrals under construction;

•         managing the availability of the generation system, formalizing, controlling and supervising the works involved with supply commitment contracts. Implementation of the maintenance plans for the thermal system;

•           implementing  the increase in capacity of the central storage;

•         incorporating Biodiesel to the electricity generation matrix; and

•         developing  related activities pursuant to the execution of new generation infrastructure and transport, managing the trust contracts for the new thermal and nuclear centrals, especially for non-conventional sources of energy or those works within the National Hydraulic Works Program.

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

Generators

According to a recent report issued by CAMMESA, as of December 31, 2012, there were 94 generation companies 23 auto-generation and 3 co-generation companies in Argentina, most of which operate more than one generation plant. As of December 31, 2013, Argentina’s installed power capacity was 31,402 MW. Of this amount, 61% was derived from thermal generation, 35. % from hydraulic generation,3% from nuclear generation and 1 % from non-conventional sources of energy.  Private generators participate in CAMMESA through the Asociación de Generadores de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Generators, or AGEERA), which is entitled to appoint two acting and two alternate directors of CAMMESA.

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

Distributors

Each distributor supplies electricity to consumers and operates the related distribution network in a specified geographic area pursuant to a concession. Each concession establishes, among other things, the concession area, the quality of service required, the tariffs paid by consumers for the distribution service and an obligation to satisfy demand. The ENRE monitors compliance by federal distributors, including us and Edesur with the provisions of the respective concessions and with the Regulatory Framework Law. In turn, provincial regulatory agencies monitor compliance by local distributors with their respective concessions and with local regulatory frameworks.

Distributors participate in CAMMESA by appointing two acting and two alternate directors through the Argentine Association of Electric Power Distributors (  Asociación de Distribuidores de Energía Eléctrica de la República Argentina, or ADEERA).

Large Users

The wholesale electricity market classifies large users of energy into three categories: Major Large Users (  Grandes Usuarios Mayores, or GUMAs), Minor Large Users (Grandes Usuarios Menores, or GUMEs) and Particular Large Users (Grandes Usuarios Particulares, or GUPAs).

Each of these categories of users has different requirements with respect to purchases of their energy demand. For example, GUMAs are required to purchase 50% of their demand through supply contracts and the remainder in the spot market, while GUMEs and GUPAs are required to purchase all of their demand through supply contracts.

Large users participate in CAMMESA by appointing two acting and two alternate directors through the Argentine Association of Electric Power Large Users (Asociación de Grandes Usuarios de Energía Eléctrica de la República Argentina , or AGUEERA).

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

During the winter season for the period between 2009-2013, the seasonal tariff chart was revised twice. For the months of June and July, tariffs were revised so that residential customers with consumption levels above 1,000 kWh received a full subsidy for their energy purchases. For the months of August and September, residential customers with consumption levels above 1,000 kWh received a subsidy equal to a 70 percent of their energy purchase price.

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

In November 2012, pursuant to Resolution 2,016/12 of the SE and in accordance with the Summer Seasonal Program approved for the period November 2012- April 2013, the seasonal price format was modified, concluding in a single purchase price without considering any demand nor time segmentation and taking into account the structure of the demand as of October 2012 as the base. Subsequently, the SE adopted Resolution 408/13, which maintained both the single price and the criteria for raising subsidies during the winter season.

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

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. As of December 31, 2013, the stabilization fund balance was approximately Ps.25,309 million, resulting from the Stabilization fund plus the over expenses of dispatch net of National Treasury contributions.  If  all the funds and accounts of energy and power are considered (including the Additional Energy, Fuel over expenses, Quality Supply, Surplus Demandpursuant to Resolution No. 1,281/07 of the SE,  MEM.over expense contracts, etc.), this balance rises to Ps. 38,873 million. The deficit has been financed by the Argentine Government through loans to CAMMESA and with FONINVEMEM funds, but thesecontinue to be insufficient to cover the differences between the spot price and the seasonal price.

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

As from March 2013, pursuant to the SE’s Resolution No. 95/2013 all large users have to buy their backup energy from CAMMESA at any relevant contractual maturity date.

Energía Plus

In September 2006, the SE issued Resolution No. 1,281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution seeks to create incentives for energy generation plants in order to meet increasing energy needs. The resolution’s principal objective is to ensure that energy available in the market is used primarily to service residential users and industrial and commercial users whose energy demand is at or below 300 kW and who do not have access to other viable energy alternatives. To achieve this, the resolution provides that:

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

•         after December 2011,  median incremental charge for excess demand for those who are not subsidized was set at 360 $/MWh; and

•         pursuant to the SE’s Resolution.No. 95/13, as opposed to the backup contracts where a unique energy supplier is authorized by CAMMESA, the Plus Energy contracts still function are available to the large users and generators previously authorized by the  Argentine National Planning, Public Investment and Services Ministry. The customers under the GUDI  category, whose Energy Plus contracts mature, have the option of rehiring Energy Plus, reclassifying themselves under the GUMEcategory; or continue buying  the total amount of their energy to the distributors, paying in case needed.Base Surplus Demand pursuant to Resolution SE No. 1,281/07.

ORGANIZATIONAL STRUCTURE

We are a subsidiary of Pampa Energía, the largest fully integrated electricity company in Argentina.  In addition to its indirect stake in us, Pampa Energía as of the date of filing of this annual report owns several investments in the Argentine electricity sector, including a 50% interest in the controlling shareholder of the principal electricity transmission company in Argentina, Transener, and controlling stakes in five generation plants located in the Provinces of Buenos Aires, Salta, Mendoza and Neuquén (Central Piedra Buena S.A., Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A., Central Térmica Güemes S.A., and Central Térmica Loma de la Lata S.A.).

The following diagram presents our corporate structure as of the date of filing of this annual report.

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

The net book value of our property, plant and equipment as recorded on our Consolidated Statement of Financial Position as of December 31, 2013, 2012 and 2011 was Ps.5,189,307 million, Ps. 4,344,599 million and Ps. 3,995,310  million, respectively out of which Ps. 34.3 million in 2012 and Ps. 35.7 million in 2011 correspond to Eden.

The total value of property, plant and equipment transferred by SEGBA on September 1, 1992 was allocated to individual assets accounts on the basis of engineering studies conducted by the Company. The value of property, plant and equipment was determined based on the price effectively paid by EASA for the acquisition of 51% of the Company’s capital stock. SEGBA neither prepared separate financial statements nor maintained financial information or records with respect to its distribution operations or the operations in which the assets transferred to EDENOR were used. Accordingly, it was not possible to determine the historical cost of transferred assets. Additions subsequent to such date have been valued at acquisition cost, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of the above-mentioned engineering studies. Furthermore, in order to improve the disclosure of the account, the Company has made certain changes in the classification of property, plant and equipment based on each technical process. In accordance with the provisions of IAS 23, borrowing costs in relation to any given asset are to be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period;  the necessary activities to put the asset in condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or startup of other assets, depending on the purpose pursued with its production, construction, assembly or completion. Subsequent costs (major maintenance and reconstruction costs) are either included in the value of the assets or recognized as a separate asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the assets may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred.See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Tariffs—Distribution Margin or Value‑Added for Distribution (VAD)— Integral Tariff Revision, or (RTI).”

Item 4A.      Unresolved Staff Comments

None.

Item 5.         Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited Consolidated Financial Statements as of December 31, 2013 and 2012  and for the years ended December 31, 2013, 2012 and 2011,included in Item 18 in this annual report and “Selected Financial Data”, included in Item 3 herein. Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. See “Item 3. Key Information—Selected Financial Data.”

We have prepared our annual financial statements for the fiscal year ended December 31, 2013 included herein, assuming that we will continue as a going concern. Our independent auditors, PWC, issued a report dated March 7, 2014, on our financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, which contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. As discussed in Note 1 to the Consolidated Financial Statements, the delay in obtaining tariff increases and the cost adjustment recognition requested by the Company in accordance with the terms of the Adjustment Agreement and the continuous increase in operating expenses that are necessary to maintain the level of service significantly affected the economic and financial position of the Company and have raised substantial doubt with respect to our ability to continue as a going concern. Management's plans in response to these matters are also described in Note 1. However, our Consolidated Financial Statements as of December 31, 2013 and 2012  and for the years ended December 31,2013, 2012 and 2011 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.  See Item 3: “Key Information—Risk Factors—Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations. As a result, there is substantial doubt with respect to the ability of the Company to continueas a going concern” and Item 18: “Financial Statements.”

Operating Results

We distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometers, with an aggregate population of approximately seven million people.  Pursuant to our concession, we have the exclusive right to distribute electricity to all users within our concession area, including to wholesale electricity market participants.  At December 31, 2013, we had 2,772,893 customers.

We serve two markets: the regulated market, which is comprised of users who are unable to purchase their electricity requirements directly through the wholesale electricity market, and the unregulated market, which is comprised of large users that purchase their electricity requirements directly from generators in the wholesale electricity market.  The terms and conditions of our services and the tariffs we charge users in both the regulated and unregulated markets are regulated by the ENRE .

Factors Affecting Our Results of Operations

Our net sales consist mainly of net energy sales to users in our concession area.  Our net energy sales reflect the tariffs we charge our customers (which include our energy purchase costs).In addition, our net sales include connection and reconnection charges and leases of poles and other network equipment.

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

 As of the date of this annual report we have requested twelve additional increases under the CMM since May 2008, eleven of which have been retroactively recognized by the ENRE pursuant to Resolution 250/13 and Note 6,852/13 of the SE but not incorporated into our tariff structure. Under the terms of the Adjustment Agreement, these twelve increases should have been approved in May and November each year from 2008 on.

Despite the recognition of the CMM retroactive adjustments set in Resolution 250/13 of the SE and its subsequent Note No. 6,852/13, the steady increase in operating costs necessary to maintain adequate service level coupled with the delay in obtaining genuine tariff increases will continue to negatively impact the operating results of the Company, all of which evidences that the CMM recognition is not enough to restore the economic and financial conditions that a public service concession required.

During the year ended December 31, 2013 and prior to the effectiveness of Resolution 250/13 of the SE, we recorded a significant decrease in net income and operating income, and our working capital and liquidity levels were also negatively affected, primarily as a result of the delay in obtaining a tariff increase and in having our tariff adjusted to reflect increases in our distribution costs, coupled with a constant increase in operating costs to keep adequate service levels. We currently believe that our financial situation will continue worsening, and we estimate that during 2014 we will continue to have negative cash flows and operating results.

If we are not able to recover the real incremental costs contemplated by the increase requests pursuant to the CMM and all such future cost increases or there is a significant lag time between when we incur the incremental costs and when we receive increased revenues, and/or if we are not successful in achieving a satisfactory re-negotiation of our tariff structure, we may be unable to comply with our financial and commercial obligations, we may suffer liquidity shortfalls and we may need to restructure our debt to ease our financial condition, any of which, individually or in the aggregate, would have a material adverse effect on our business and results of operations and may cause the value of our ADSs to decline. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern and our auditors’ report included elsewhere in this annual report contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Tariffs” and “Item 3. Key Information—Risk factors—Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern.”

The following table sets forth the composition of our net sales for the periods indicated:

	Year ended December 31
	2013	2012	2011
	(Figures in millions)
Sales of Electricity (1)	3,393.8	2,936.7	2,771.3
Right of use on poles	41.5	34.8	26.6
Connection Charges	4.2	3.3	5.6
Reconnection Charges	1.2	1.5	2.4
Net sales	3,440.7	2,976.3	2,805.9

_______________________________

1)        Includes revenue from the application of Resolution 347/12 for Ps. 491.5 million and Ps. 54.4 million for the years ended December 31, 2013 and 2012, respectively.

The following tables show Edenor´s energy sales by category of customer (in GWh) for the periods indicated:

			Year ended December 31,
	2013		2012		2011		2010		2009
Residential	9,114	42%	8,662	42%	8,139	41%	7,796	40%	7,344	40%
Small commercial	1,781	8%	1,688	8%	1,601	8%	1,543	8%	1,470	8%
Medium commercial	1,828	8%	1,717	8%	1,700	9%	1,634	8%	1,565	9%
Industrial	3,458	16%	3,335	16%	3,442	17%	3,378	18%	3,204	18%
Wheeling system (1)	4,374	20%	4,261	21%	4,156	21%	3,891	20%	3,622	20%
Others:
Public lighting	683	3%	668	3%	656	3%	654	3%	644	4%
Cooperatives	—	—	—	—	—	—	—	—	—	—
Shantytowns	415	2%	403	2%	384	2%	377	2%	351	2%
Others(2)	21	—	26	—	20	—	20	—	20	—
Total	21,674	100%	20,760	100%	20,098	100%	19,292	100%	18,220	100%

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

The following table sets forth key economic indicators in Argentina during the years indicated:

	Year ended December 31,
	2013	2012	2011	2010	2009
Real GDP (% change)	3.0	1.9	8.9	9.2	0.9
Nominal GDP (in millions of Pesos)	2.678.154	2,164,246	1,842,022	1,42,655	1,145,458
Real Consumption (% change)	7.6	4.8	10.7	9.1	1.5
Real Investment (% change)	7.1	(4.9)	16.6	21.2	(10.2)
Industrial Production (% change)	0.2	(1.2)	6.6	9.8	0.4
Consumer Price Index	10.6	10.0	9.8	10.5	6.3
Nominal Exchange Rate (in Ps. /U.S.$ at year end)	6.5	4.9	4.3	4.0	3.8
Exports (in millions of U.S.$)	83,026	81,205	84,269	68,134	55,751
Imports (in millions of U.S.$)	74,002	68,514	73,922	56,502	38,771
Trade Balance (in millions of U.S.$)	9.024	12,690	10,347	11,632	16,980
Current Account (% of GDP)	(0.9)	0.0	(0.5)	0.4	3.6
Reserves (in millions of U.S.$)	30.6	43,290	46,376	52,145	48,548
Tax Collection (in millions of Pesos)	858.8	679,799	540,134	409,901	304,930
Primary Surplus (in millions of Pesos)	(22.5)	(4,374)	4,921	25,115	17,286
Public Debt (% of GDP at December 31) *	45.6	44.1	41.8	44.2	54.9
Public Debt Service (% of GDP)	4.1	4.4	5.9	5.5	5.8
External Debt (% of GDP at December 31)	30.9	29.9	32.6	35.5	38.4

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

In 2012, according to the official information created and disseminated by the INDEC, the economy expanded 1.9%.  Although the real GDP continued growing during that year, there was a marked deceleration with respect to the growth rate registered in 2011.

According to the INDEC, Argentina´s real GDP grew around  3.0% in 2013, compared to 1.9% in 2012.

The increase in the agricultural harvest (the agricultural production during the season 2012/13 was approximately 11% higher than the one registered for the previous season), in a context where  international prices of commodities remained high, with greater financial stability in global markets (resulting from a more stable situation in Europe and a strengthened, though slow, growth in the United States). These were the main factors behind the accelerated rate of the economic growth during 2013.

Despite the growth of the GDP, the Argentinean macroeconomic situation was not free of uncertainties during 2013. In fact,   inflation rate rose  above 20% for the seventh consecutive year according to market consensus.The fiscal deficit  also increased  (on a consolidated basis) by 5%  and an accelerated loss of federal reserves (the Central Bank ended 2013 with a level of international reserves around the US $30,600 million , US$12,700 million  below the 2012 end level).  All of this occurred, in a context where existing importing limits, restrictions for acquisition of foreign currency for travelling and transfer of profits abroad continued in effect.

In response to the IMF’s call on Argentina to adopt remedial measures to address the quality of official data, on February 13, 2014, the INDEC released a new price index that measures prices on goods across the country and replaces the previous index that only calculated inflation in the urban sprawl of the City of Buenos Aires. Pursuant to these calculations, the new consumer price index rose by 10% during the first quarter of 2014. The IMF has declared that it will review later in 2014 Argentina’s reports on progress in revising its inflation and gross domestic product statistics.

Outlook for 2014

In 2014, real GDP is expected to grow around 0.5-1.0% and the inflation rate, to rise (most forecasts expect an inflation rate for 2014 greater than the one observed for 2013).  As for the situation with the official exchange market, the Peso depreciation is likely to speed up (the dollar price at the end of 2014 could reach Ps.10.0).  International reserves are expected to continue to fall throughout 2014 but at a lower rate than the one observed in 2013.

Tariffs

Our revenues and margins are substantially dependent on the composition of our tariffs and on the tariff setting and adjustment process contemplated by our concession.

The following chart shows the variation in Edenor´s average tariff, including taxes, in Pesos per MWh in the periods in Pesos per MWh in the periods indicated:

______________________

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

According to the current regulatory framework, the ENRE is required to adjust the seasonal price charged to distributors in the wholesale electricity market every six months. However, between January 2005 and November 2008, the ENRE did not make these adjustments. In November 2008, the ENRE issued Resolution No. 628/08, which established the new tariffs applied by Edenor as of October 1, 2008 (see “— Tariffs — Distribution margin or value added for distribution (VAD) — Adjustment Agreement”) and modified seasonal prices charged to distributors, including the consumption levels that make up the pricing ladder. The new pricing ladder sets prices according to the following levels of consumption:  bimonthly consumption up to 1,000 kWh; bimonthly consumption greater than 1,000 kWh and less than or equal to 1,400 kWh; bimonthly consumption greater than 1,400 kWh and less than or equal to 2,800 kWh; and bimonthly consumption greater than 2,800 kWh. In 2012, pursuant to Resolution No. 90688/2009, approximately 290,000 customers were exempted from paying the prices set forth by Resolution No. 628/2008 of the ENRE. In addition, the ENRE authorized us to pass through some regulatory charges associated with the electric power purchases to our customers, excluding residential customers with bi-monthly consumption levels below 1,000 kWh. In 2013, we collected Ps. 491.9 million through PUREE funds.

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

Average consumption is determined based on the consumption recorded for the last six two-month consumption periods. The stabilization factor results from the difference between the aforementioned average consumption and the current two-month consumption period. This value is added to or subtracted from the two-month consumption period charges, and the result obtained is the amount to be paid before the applicable taxes. Adjustments to be made in accordance with the differences between average consumption and recorded consumption will be reflected in consumer bills for the last two-month consumption period of each calendar year.The differences that arose as a consequence of comparing the annual average consumption to the current two-month consumption period have been recorded at the end of each period in the trade receivables in the Consolidated Statement of Financial Position account, crediting or debiting the account as applicable, depending on whether the annual average consumption is higher or lower than the current two-month consumption period.

We purchased a total of 20.552 GWh in 2013, 19,653 GWh in 2012 and 18,862 GWh in 2011 (excluding wheeling system demand). Until 2004, we purchased a portion of our energy needs under long-term supply contracts. Following the adoption of certain amendments to the pricing rules applicable to the wholesale electricity market pursuant to the Public Emergency Law, however, we have purchased all of our energy supply in the wholesale electricity market at the spot price ever since. We have not purchased any energy under long-term supply contracts since 2004 and we do not anticipate making any material purchases of energy in the term market in the near future.

In 2013, approximately 268,000 customers were exempt from the payment of the tariff scheme pursuant to ENRE’s Resolution No. 628/2008 and paid the immediate previous tariff scheme, pursuant to the ENRE Resolution No 324/2008.

During 2013, the customers who are not subsidized continued paying a monomial price of Ps. 320 /MWh, as set by Resolution No 324/2008 of the SE.

During the winter season for the period 2009-2013, seasonal rates were revised twice. For the months of June and July, tariffs were revised so that residential customers with consumption levels above 1,000 kWh received a full subsidy for their energy purchases. For the months of August and September, residential customers with consumption levels above 1,000 kWh received subsidies equal to a 70 percent of their energy purchase price.

In November 2012, pursuant to Resolution 2016/12 of the SE and in accordance with the Summer Seasonal Program approved for the period November 2012-April 2013, the seasonal price format was modified, concluding in a single purchase price without considering any demand nor time segmentation and taking into account the structure of the demand as of October 2012 as the base. Subsequently, the SE adopted Resolution 408/13, which maintains both single price and the criteria for raising subsidies during the winter season.

Recognition of cost of energy losses

Energy losses are equivalent to the difference between energy purchased (including wheeling system demand and energy sold. These losses may be classified as technical and non-technical losses. Technical losses represent the energy that is lost during transmission and distribution within the network as a consequence of natural heating of the conductors and transformers that transmit electricity from the generating plants to the customers.  Non-technical losses represent the remainder of our energy losses and are primarily due to illegal use of our services. Energy losses require us to purchase additional electricity to satisfy demand and our concession allows us to recover from our customers the cost of these purchases up to a loss factor specified in our concession for each tariff category. Our loss factor under our concession is, on average, 10%. Our management is focused on taking the necessary measures to ensure that our energy losses do not increase above current levels because of their direct impact on our gross margins. However, due to the inefficiencies associated with reducing our energy losses below the level at which we are reimbursed pursuant to our concession (i.e., 10%), we currently do not intend to significantly lower our level of losses.

At the time of our privatization, our total energy losses represented approximately 30% of our energy purchases, of which more than two thirds were non-technical losses attributable to fraud and illegal use of our service. Beginning in 1992, we implemented a loss reduction plan (plan de disciplina del mercado, or market discipline plan) that allowed us to gradually reduce our total energy losses to 10.0% by 2000, with non-technical losses of 2.7%. However, beginning in mid-2001 and up until 2004, we experienced an increase in our non-technical losses, as the economic crisis eroded the ability of our customers to pay their bills, and in our technical losses in proportion with the increased volume of energy we supplied during those periods. Our total losses amounted to 12.6% in 2011, 13.3% in 2012 and 13.0% in 2013.

                      The following table sets forth the approximate breakdown between technical and non-technical energy losses experienced in Edenor concession area over the periods indicated:

	Year ended December 31,
	2013	2012	2011
Technical losses	10.3.%	10.5%	10.5%
Non‑technical losses	2.7%	2.7%	2.8%
Total losses	13.0%	13.3%	12.6%

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

On January 30, 2007, the ENRE formally approved our new tariff schedule reflecting the 28% increase in the distribution margins charged to our non-residential customers contemplated by the Adjustment Agreement.  In addition, because the Adjustment Agreement is effective retroactively fromNovember 1, 2005, the ENRE applied the CMM retroactively in each of May and November 2006, the dates in each year on which the ENRE is required to apply the CMM. In the May 2006 CMM, the ENRE determined that our distribution cost base had increased by 8.032% (compared to the distribution cost base originally recognized in the Adjustment Agreement), and, accordingly, approved an equivalent increase in our distribution margins effective May 1, 2006. This increase, when compounded with the 28% increase granted under the Adjustment Agreement, resulted in an overall 38.3% increase in our distribution margins charged to our non-residential customers. In the November 2006 CMM, the ENRE determined that our distribution cost base had increased by 4.6% (compared to our distribution cost base as adjusted by the May 2006 CMM), and accordingly, did not approve any further increase in our distribution margins at such time.

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

As of the date of this annual report, we had requested twelve additional increases under the CMM since May 2008, eleven of which have been recognized by ENRE pursuant to Resolution 250/13 and Note No. 6,852/13 of the SE with retroactive effect as of May 2008 until September 2013. However, these increases have not yet been incorporated into our tariff structure. Under the terms of the Adjustment Agreement, these twelve increases should have been incorporated into our tariff structure in May and November of each year from 2008 onwards.

As of December 31, 2013, we had submitted to the ENRE twelve requests for CMM adjustments as described in the table below:

Period	Application Date	CMM Adjustment Requested	Status
November 2007 - April 2008	May-08	5.79%	Granted but not incorporated into tariffs
May 2008 - October 2008	Nov-08	5.68%	Granted but not incorporated into tariffs
November 2008 - April 2009	May-09	5.00%	Granted but not incorporated into tariffs
May 2009 - October 2009	Nov-09	5.03%	Granted but not incorporated into tariffs
November 2009 - April 2010	May-10	6.83%	Granted but not incorporated into tariffs
May 2010 - October 2010	Nov-10	7.48%	Granted but not incorporated into tariffs
November 2010 -April 2011	May-11	6.12%	Granted but not incorporated into tariffs
May 2011 - October 2011	Nov-11	7.69%	Granted but not incorporated into tariffs
November 2011 -April 2012	May-12	8.54%	Granted but not incorporated into tariffs
May 2012 - October 2012	Nov-12	6.98%	Granted but not incorporated into tariffs
November 2012 - April 2013	May-13	6.88%	Granted but not incorporated into tariffs
May 2013 -October 2013	Nov-13	7.90%	Neither granted nor incorporated into tariffs
Cummulative		116.65%

On May 7, 2013, pursuant to the SE’s Resolution No. 250/2013, the company was authorized to compensate its debt registered under the PUREE against CMM recognitions for the period from May 2008 through February 28, 2013.

In addition, CAMMESA was instructed to issue sale settlements with maturity dates to be determined for the surplus generated after compensation between the credits of the CMM and the PUREE debts, to partially compensate the debt with the Wholesale Electric Market. We are also entitled to deposit the remaining sale settlements with maturity dates to be determined in the trust created pursuant to ENRE’s Resolution No. 347/2012. Furthermore, and according to Note No. 6,852/13 of the SE, the effect of Resolution No. 250/2013 was extended, authorizing compensation of the debt registered under PUREE against the CMM recognition for the period ending on September, 2013.

           As of the date of this annual report, the sale settlements with maturity dates to be determined have not been issued yet.

As of December 31, 2013 and 2012 the amounts collected by Edenor through the PUREE, amounted to Ps. 108.6 million (net of SE Resolution 250/13 and SE Note 6852/ effect)  and Ps. 1,277.8 million , respectively, and have been disclosed under other non-current liabilities. Until such time as the CMM adjustments are effectively transferred to the tariffs, Edenor is entitled to use PUREE excess funds that it would otherwise be required to transfer to CAMMESA, as established in Resolution of the Secretary of Energy No. 1,037/07, in order to reimburse Edenor for the amounts it is owed for CMM increases not yet reflected in Edenor’s distribution margin. Despite the fact that the effects of these regulations are a significant step towards the recovery of our situation, such regulations do not provide a definitive solution to our economic and financial equation. See “Item 3. Key Information—Risk factors—Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern.” and “Item 3. Key Information—Risk factors—Risks Relating to the Electricity Distribution Sector—The Argentine government has intervened in the electricity sector in the past, and is likely to continue intervening.”

On November 23, 2012, the ENRE issued Resolution No.347/2012, pursuant to which it established a fixed and variable charge differentiated by category of customers, which the distribution companies will collect on account of the CMM adjustments stipulated in clause 4.2 of the Adjustment Agreement, and will use exclusively to finance infrastructure and corrective maintenance of their facilities. Such charges, which are being clearly identified in the bills sent to customers, are being deposited in a special account to be managed by a Trustee. Such amounts are being used exclusively to finance infrastructure and corrective maintenance of the facilities and will be taken into account towards ENRE’s RTI.

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

Integral Tariff Revision (RTI).

An integral tariff proposal include, among other factors, a recalculation of the compensation we receive for our distribution services, including taxes that are not currently passed onto our customers (such as taxes on financial transactions), a revised analysis of our distribution costs, modifications to our quality of service standards and penalty scheme and, finally, a revision of our asset base and rate of return. For this purpose, wewill submit to the ENRE a post-tax return on our asset base, which we calculate as operating income plus depreciation of property, plant and equipment, less the tax charge resulting from the application to this amount of the legal tax rate (currently, at 35%), divided by the value of our gross asset base. We believe that this method of calculating our return on assets is consistent with the requirements of the Adjustment Agreement, although we cannot guarantee that the ENRE will not decide to use other factors or methods to calculate our return on assets.

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

On November 12, 2009, we submitted an integral tariff proposal to the ENRE’s Board of Directors as requested by ENRE Resolution No. 467/2008.  Our proposal included, among other factors, a recalculation of the compensation we receive for our distribution services, including taxes that are not currently passed onto to our customers (such as taxes on financial transactions), a revised analysis of our distribution costs, modification to our quality of service standards and penalty scheme and, finally, a revision of our asset base and rate of return. Our presentation included three different scenarios and related tariff proposals; two scenarios contemplated in Resolution No. 467/08 of the ENRE and a third scenario which contemplated a quality regime and cost of undelivered energy similar to the one currently in effect. Each scenario included the assumptions on which the hypothetical scenario was prepared and detailed supporting studies: projected demand, demand curve studies by customer category, environmental management plan, capital base study, study of the group of facilities required to meet the demand of a certain homogeneous market in terms of consumption with the lowest costs (known as “Sistemas Eléctricos Representativos”), contemplated investment plan, operating costs analysis, profitability rate analysis, resulting revenue requirement and electricity tariff adjustment criterion.  Each scenario assumed that the tariff increase would be implemented in three equal semiannual installments.

As of the date of this annual report, not only has no resolution been issued concerning the application of the electricity tariff schedule resulting from the RTI, but we also have not received any feedback with respect to the proposal filed in November 2009.

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

The outcome of the renegotiation of our tariff structure, however, is highly uncertain as to its final result.  We cannot assure you that the renegotiation process will conclude in a timely manner or that the revised tariff structure will cover our costs and compensate us for inflation and currency devaluations in the future and provide us with an adequate return on our asset base. See “Item 3. Key Information—Risk factors—Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern.”

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

Electricity demand

The following table sets forth the amount of electricity generated in Argentina and our electricity purchases in each of the periods indicated.

Year	Electricity Demand(1)	Edenor Demand(2)	Edenor’s Demand as a% of Total Demand
1994	55,827	11,386	20.4%
1995	57,839	11,629	20.1%
1996	61,513	12,390	20.1%
1997	66,029	13,046	19.8%
1998	69,103	13,768	19.9%
1999	71,689	14,447	20.2%
2000	75,591	15,148	20.0%
2001	78,098	15,414	19.7%
2002	76,483	14,865	19.4%
2003	82,261	15,811	19.2%
2004	87,477	16,673	19.1%
2005	92,340	17,623	19.1%
2006	97,590	18,700	19.2%
2007	102,950	20,233	19.7%
2008	105,959	20,863	19.7%
2009	104,592	20,676	19.8%
2010	110,767	22,053	19.9%
2011	116,418	23,004	19.8%
2012	121,322	23,933	19.7%
2013	125,167	24,902	19.9%

______________________

Source: Compañía Administradora del Mercado Mayorista Eléctrico, S.A. (CAMMESA)

(1)      Includes demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).

(2)   Calculated as electricity purchased by us and our wheeling system customers.

Electricity demand in our concession area has grown an average of 4.2% per annum since 1994. The evolution of demand shows two growth periods interrupted by a slight decline in demand in 2002 attributable to the economic crisis, and a slight decrease registered in 2009, as a consequence of the global  financial crisis.

The following graph represents the annual growth of energy purchased to satisfy the demand of each operating area within Edenor concession area from 2000 through 2013:

Beginning in mid-2001 through 2002, the decline in the overall level of economic activity and the deterioration in the ability of many of our customers to pay their bills as a result of the crisis led to an overall decrease in demand for electricity and an increase in non-technical energy losses. After the economic crisis, however, demand started growing again, increasing an average of 4.3% per annum from 2003 through 2013. This increase in demand was due to renewed growth in the Argentine economy since the second half of 2003 and the relative low cost of energy to consumers, in real terms, resulting from the freeze of our distribution margin and the elimination of the inflation adjustment provisions of our concession in 2002. Demand by residential customers increased by 5.2% in 2013, primarily due to the addition of new household electricalappliances and the relative low cost of energy, in real terms. Demand by our high-demand customers and wheeling system customers increased by 3.1% in 2013, mainly due to a reactivation  beginning in August 2013 (including the wheeling system demand).

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

Capacity demand

Demand for installed capacity to deliver electricity generally increases with growth in demand for electricity.  However, since the 2001 and 2002 crisis, with the exception of the two thermal generation plants described below, no new generation plants have been built in Argentina. However, the Argentine government has implemented some economic incentives, such as those contained in the Energía Plus Program, which have served to increase generating capacity in existing generation plants such as Central Térmica Güemes and Central Loma de la Lata. A lack of generation capacity would place limits on our ability to grow and could lead to increased service disruptions, which could cause an increase in our fines. See “Item 3. Key Information—Risk factors—Risks Relating to the Electricity Distribution Sector—If we experience continued energy shortages in the face of growing demand for electricity, our ability to deliver electricity to our customers could be adversely affected, which could result in customer claims, material penalties, government intervention and decreased results of operations.”

In response to the lack of private investment in new generation plants, the Argentine government undertook a project to construct two 800 MW thermal generation plants, Central Termoeléctrica Manuel Belgrano and Central Termoeléctrica General San Martín. Construction of these two plants was completed and operations commenced in 2009. The two plants were constructed with funds derived from three sources: net revenues of generators derived from energy sales in the spot market, a special charge to our non-residential customers per MWh of energy billed and a specific charge from CAMMESA applicable to large users. In addition to the construction of these two new thermal generation plants, in September 2006 the Secretary of Energy issued Resolution No. 1281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This Resolution seeks to create incentives for energy generation plants to meet increasing energy needs. The government has also required us to finance 24% and Edesur 26%, of the construction costs of two high-tension 220 kV lines between the Central Puerto and Central Costanera generators and the Malaver  network, which will provide access to an additional 600MW of energy from the Central Puerto and Central Costanera generators that currently cannot be distributed due to saturation of their grids. In May 2012, we finished the construction of the 220kV linking lines of the local generators Central Puerto and Central Costanera with Edenor network, through Malaver substations. This extension was decided by the Resolution No.1,875/05 of the SE and it allows an increase in supply capacity by 600 MW from Central Puerto and Central Costanera generators. In December 2012, the third transformer of 300 MVA-220/132 kV was put into service in Malaver´s substation.

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

We seek to maintain a flexible cost base by achieving an optimal level of outsourcing, which allows us both to maintain a lower cost base and gives us the ability to respond more quickly to changes in our market. We had approximately 2,518and  2,777 third party employees under contract with us as of December 31, 2013and 2012,  respectively. The number of third‑party employees under contract does not directly relate to the number of third‑party employees actually performing services for us at any given time, as we only pay for the services of these employees on an as-needed basis. See “Item 6. Directors, Senior Management and Employees—Employees.”

Our principal material and supply expenses consist of purchases of wire and transformers (i.e., electromagnetic devices used to change the voltage level of alternating‑current electricity), which we use to maintain our network.

Summary Historical Results of Operations

The following table provides a summary of our operations for the years ended December 31, 2013, 2012 and 2011.

Consolidated Statement of Comprehensive Income (Loss)*

	2013	2013	2012	2011
		(Figures in millions)
Continuing Operations
Revenue from sales (1)	U.S.$ 527.6	Ps. 3,440.7	Ps. 2,976.2	Ps. 2,302.0
Electric power purchases	(314.4)	(2,050.3)	(1,740.2)	(1,130.9)
Subtotal	213.3	1,390.4	1,236.0	1,171.1
Transmission and distribution expenses	(315.2)	(2,055.3)	(1,344.1)	(970.5)
Gross (loss) profit	(102.0)	(664.9)	(108.1)	200.6

Selling expenses	(84.1)	(548.3)	(352.9)	(261.9)
Administrative expenses	(49.8)	(324.8)	(249.4)	(196.6)
Other operating income	9.4	61.6	32.3	22.5
Other opertaing expense	(21.9)	(142.8)	(150.2)	(93.8)
Gain from interest in joint ventures	-	-	-	-
Gain from acquisition of companies	-	-	-	435.0
Revenue from customers contributions exempt from devolutions	0.1	0.7	-	-
Operating (loss) profit before Resolution SE 250/13 and Note 6852/13	(248.2)	(1,618.5)	(828.4)	105.8
Higher costs recognition - Resolution SE 250/13	449.8	2,933.1	-	-
Operating profit (loss)	201.6	1,314.6	(828.4)	105.8
Financial income (2)	44.0	287.1	75.5	53.5
Financial expenses (3)	(77.4)	(504.9)	(226.0)	(150.6)
Other financial expense	(41.9)	(273.1)	(168.1)	(93.5)
Net financial expense	(75.3)	(490.9)	(318.6)	(190.6)
Profit (Loss) before taxes	126.3	823.7	(1,147.0)	(84.8)
Income tax	6.8	44.1	116.7	(82.2)
Profit (Loss) for the year from continuing operations	133.1	867.8	(1,030.3)	(167.0)
(Loss) Profit from discontinued operations	(14.6)	(95.1)	16.9	(124.4)
Profit (Loss) for the year	118.5	772.7	(1,013.4)	(291.4)

Profit (Loss) for the year attributable to:
Owners of the parent	118.3	771.7	(1,016.5)	(304.1)
Non-controlling interests	0.2	1.0	3.1	12.7
Profit (Loss) for the year	U.S.$ 118.5	Ps. 772.7	Ps. (1,013.4)	Ps. (291.4)

Profit (Loss) for the year attributable to the owners of the parent:
Continuing operations	133.1	867.9	(1,030.3)	(167.0)
Discontinued operations	(14.7)	(96.1)	13.8	(137.1)
	118.4	771.8	(1,016.5)	(304.1)

Other comprehensive income
Items that will not be reclassified to profit or loss

Results related to benefit plans	(3.2)	(21.0)	7.9	(10.2)
Tax effect of actuarial income (losses) on benefit plans	1.1	7.3	(2.8)	3.6
Total other comprehensive loss from discontinued operations	-	-	(2.1)	(5.7)
Total other comprehensive (loss) income	(2.1)	(13.6)	3.0	(12.3)
Comprehensive income for the year attributable to:

Owners of the parent	116.3	758.1	(1,013.2)	(315.4)
Non-controlling interest	0.2	1.0	2.8	11.7
Comprehensive income (loss) for the year	116.4	759.1	(1,010.4)	(303.7)

Comprehensive income (loss) for the year attributable to owner of the parent
Continuing operations	116.1	757.1	(1,025.1)	(173.6)
Discontinued operations	0.2	1.0	11.9	(141.8)
	U.S.$ 116.3	Ps. 758.1	Ps. (1,013.2)	Ps. (315.4)
Basic and diluted earnings (loss) per share attributable to the owners of the parent:
Basic and diluted earnings (loss) per share from continuing operations	0.154	1.004	(1.149)	(0.186)
Basic and diluted (loss) earnings per share from discontinued operations	(0.017)	(0.111)	0.015	(0.153)
Basic and diluted earnings (loss) per ADS attributable to the owners of the parent: (4)
Basic and diluted earnings (loss) per ADS from continuing operations	3.080	20.086	(22.971)	(3.723)
Basic and diluted (loss) earnings per ADS from discontinued operations	(0.341)	(2.225)	0.308	(3.057)

(*)             Translated into U.S. Dollars at the selling exchange rate for U.S. Dollars quoted by Banco de la Nación Argentina (the “Banco Nación”) on December 31, 2013, which was  Ps. 6.521 to U.S. $1.00.

(1)                   Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year, and has been valued on the basis of applicable tariffs and the charge regarding with the Resolution 347/12.

(2)                   Includes interest on cash equivalents at December 31, 2013 and 2012 for Ps. 2.9 million and Ps. 32.6 million, respectively.and net interest for Ps.197.5 million relating to the CMM and the PUREE.

(3)                   Net of interest capitalized at December 31, 2013, 2012 and 2011 for Ps. 24.5 million,Ps. 25.4 million and Ps. 16.1 million, respectively.

Year Ended December 31, 2013 compared with Year Ended December 31, 2012.

Revenue from sales

Revenue from sales increased 15.6% to Ps. 3,440.7 million for the year ended December 31, 2013, from Ps. 2,976.2 million for the year ended December 31, 2012.

This increase was basically due to the additional income from Resolution 347/12 of the ENRE (FOCEDE) implemented in December 2012 (see “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies- Going Concern”), which represented approximately Ps. 437.0 million and also due to a 4.4% increase in the volume of energy sold, which went from 20,760GWh in 2012 to 21,674 GWh in 2013. This increase in volume is attributable to a 2.6% increase in the average consumption per customer and a 1.7% increase in the number of customers.

Net energy sales represented approximately 98.6% of our net sales in 2013 and 98.7% in 2012; late payment charges, pole leases, and connection and reconnection charges account for the remaining balance.

Electric Power Purchases

The amount of electric power purchases increased 17.8 % to Ps. 2,050.3 million for the year ended December 31, 201, from Ps. 1,740.2 million for the year ended December 31, 2012. This increase of Ps. 310.1 million was mainly due to the cost of  mobile generation (is the cost of hiring transportable diesel fuel generators to address the failures in the grid), which was Ps. 185.6 million mobile generation cost and which we are not allowed to pass  into tariffs’ and to the volume of energy purchased.

The volume of electric power purchases of Edenor increased 4.0% to 24,902 GWh for the year ended December 31, 2013, from 23,394 GWh for the year ended December 31, 2012 (in both cases excluding wheeling system demand).

Energy losses decreased to 13.0% for the year ended December 31, 2013, from 13.3% for the year ended December 31, 2012.  See “—Factors Affecting Our Results of Operations—Recognition of Cost of Energy Losses.”

Transmission and Distribution Expenses

Transmission and distribution expenses increased 52.9 % to Ps. 2,055.3 million for the year ended December 31, 2013, from Ps. 1,344.1 million for the year ended December 31, 2012. This increase was mainly due to a Ps. 336.6 million increase in salaries and social security taxes attributable to an increase in employee compensation granted in 2013 (18 % as from January 2013 and a 5% non cumulative increase as from June 2013) and an increase in the number of employees, a Ps. 186.7 million increase in fees and remuneration for services, a Ps. 128.2 million increase in ENRE fines and penalties and an increase of Ps. 36.8 million in supplies consumption.

              As a percentage of revenue from sales, transmission and distribution expenses increased to 59.7% for the year ended December 31, 2013, from 45.2% for the year ended December 31, 2012.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated. The figures are presented on a consolidated basis.

	Year ended December 31,
	2013		% of 2013 net sales	2012		% of 2012 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps. 790.7	38.5%	23.0%	Ps. 454.1	33.8%	15.3%
Supplies consumption	121.9	5.9%	3.5%	85.1	6.3%	2.9%
Fees and remuneration for services	665.1	32.4%	19.3%	478.5	35.6%	16.1%
Depreciation of property, plant and equipment	194.8	9.5%	5.7%	182.1	13.6%	6.1%
ENRE penalties	234.8	11.4%	6.8%	106.6	7.9%	3.6
Others	48.0	2.3%	1.4%	37.7	2.8%	1.3%
Total	Ps. 2,055.3	100.0%	59.7%	Ps. 1,344.1	100.0%	45.9%

Gross (loss) profit

Our gross loss, including transmission and distribution expenses, increased by Ps. 556.8 million, or 515.1%,  to Ps. 664.9 million for the year ended December 31, 2013, from a gross loss of  Ps. 108.1 million for the year ended December 31, 2012. This increase was basically due to the increase in transmission and distribution expenses described above, which were partially offset by the increase in revenue from sales.

Selling Expenses

Our selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses increased 55.4 % to Ps.548.3 million for the year ended December 31, 2013, from Ps. 352.9 million for the year ended December 31, 2012.  This increase of Ps. 195.4 million was mainly due to a Ps. 64.6 million increase in salaries and social security taxes (attributable to an increase in employee compensation granted in 2013 as explained under the lin item “ Transmission and Ditribuition Expenses” above and to an increase in the number of employees), a Ps. 44.4 million increase in fees and remuneration for services (a 28.8 % increase as compared to 2012), a Ps.20.9 million increase in the allowance for the impairment of trade and other receivables and a Ps. 42.3 million increase in ENRE penalties).

                As a percentage of net sales, selling expenses increased to 15.9 %of net sales in the year ended December 31, 2013, from 11.9 % for the year ended December 31, 2012.

The following table sets forth the principal components of our selling expenses for the years indicated. The figures are presented on a consolidated basis.

	Year ended December 31,
	2013		% of 2013 net sales	2012		% of 2012 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps. 179.4	32.7%	5.2%	Ps. 114.8	32.5%	3.9%
Allowance for the impairment of trade and other receivables	38.0	6.9%	1.1%	17.1	4.9%	0.7%
Fees and remuneration for services	198.5	36.2%	5.8%	154.1	43.6%	5.2%
ENRE Penalties	52.7	9.6%	1.5%	10.4	2.9%	0.8%
Others	79.7	14.6%	2.3%	56.5	16.0%	1.4%
Total	Ps. 548.3	100.0%	15.9%	Ps. 352.9	100.0%	11.9%

Administrative Expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation, maintenance and advertising.

Administrative expenses increased 30.2% to Ps. 324.8 million for the year ended December 31, 2013, from Ps. 249.4 million for the year ended December 31, 2012. This increase of Ps. 75.4 million was mainly due to a Ps. 24.8 million increase in salaries and social security taxes attributable to an increase in employee compensation granted in 2013, a Ps. 28.9 million increase in fees and remuneration for services, a Ps. 4.7 million increase in rent and insurance and a Ps. 6.1 million increase in security services (144.1 % compared to 2012).

                 As a percentage of revenue from sales, administrative expenses increased to 9.4% for the year ended December 31, 2013, as compared to 8.4% for the year ended December 31, 2012.

	Year ended December 31,
	2013		% of 2013 net sales	2012		% of 2012 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps. 149.9	46.2%	4.4%	Ps. 125.1	50.2%	4.2%
Rent and insurance	21.9	6.7%	0.6%	17.2	6.9%	0.6%
Fees and remuneration for services	103.4	31.8%	3.0%	74.5	29.9%	2.5%
Security Services	10.4	3.2%	0.3%	4.3	1.7%	0.1%
Others	39.2	12.1%	1.2%	28.3	11.3%	1.0%
Total	Ps. 324.8	100.0%	9.5%	Ps. 249.4	100.0%	8.4%

The following are the principal components of our administrative expenses for the years indicated. The figures are presented on a consolidated basis.

Other operating (expenses) income

Other operating expenses include mainly retirement payments, severance payments and accrual for lawsuits.  Other operating expenses, decreased by 31.1% to a loss of Ps. 81.2 million for the year ended December 31, 2013, compared to a loss of Ps. 117.9 million for the year ended December 31, 2012. The positive variation of Ps. 36.7 million was mainly due to the increase in other operating income attributable to a Ps. 5.9 million increase in services provided to third parties, a Ps. 8.9 million increase in payments received for subsidiaries sales and a Ps. 12.4 million increase in others and a Ps.7.4 million decrease in other operating expenses.

Operating Profit (loss)

Our operating profit increased Ps. 2,143.0 million to a profit of Ps. 1,314.6 million for the year ended December 31, 2013, from a loss of Ps. 828.4 million for the year ended December 31, 2012. This increase was mainly due to the partial recognition of CMM adjustment pursuant to Resolution 250/13 and Note 6852/2013of SE, represented Ps. 2,933.1 million, which was partially offset by the increase in operating expenses described above.

Net Financial Expense

Net financial expense totaled Ps. 490.9 million for the year ended December 31, 2013, compared to Ps. 318.6million for the year ended December 31, 2012. This increase of Ps. 172.3 million was primarily due to an increase of Ps.278.9 million  in financial expense, including the  interest due on the debt with Cammesa, a of Ps. 172.9 million increase as a result of the exchange rate variations , partially offset bya Ps.211.6 million increase in total financial income due to the recognition of the interest due under the Resolution SE 250/2013, related to the CMM adjustment and PUREE compensation and a Ps. 88.9 million gain for repurchases of Edenor Notes due 2017 and 2022.

Income Tax

 The Company’s income tax charge includes three effects; (i) the current tax payable for the year pursuant to tax legislation applicable to the Company; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria; and (iii) the analysis of recoverability of deferred tax assets. We recorded an income tax credit of Ps. 44.1 million in 2013, compared to an income tax credit of Ps. 116.7 million in 2012. Regarding current tax expenses, we generated a tax profit in 2013, resulting in an income tax payable of Ps. 288.3 million compared to Ps. 381.8 million tax loss in 2012, mainly due to Res. 250/13 and Note 6852/13 higher cost recognition in 2013. Regarding the deferred tax, in 2013 we recorded net deferred tax benefit of Ps. 44.1 million compared to Ps. 116.7 million in 2012, mainly due to the gain generated by the tax effects of temporary differences related to property, Plant and Equipment and Other. As for, the analysis of recoverability of deferred tax assets., we previously recorded previously unrecognized tax losses carry forward due to Res. 250/13 and Note 6852/13 higher cost recognition in 2013.

(Loss) / Profit from discontinued operations

We passed from a profit of discontinued operations in 2012 to a loss of discontinued operations in 2013. Loss from discontinued operations increased by  Ps. 112.0 from a gain of Ps. 16.9 million as of December 31, 2012 to a loss of Ps. 95.1 million as of December 31, 2013 mainly as a result of AESEBA/EDEN’s assets sale which resulted in a loss of Ps. 96.5 million, after tax related effects.

Profit (Loss) for the year

We recorded a profit of Ps. 772.7 million for the year ended December 31, 2013, compared to a loss of Ps. 1,013.4 million for the year ended December 31, 2012. This positive result was mainly due to the partial recognition of the CMM adjustment pursuant to Resolution 250/13 and Note 6,852/13 of the SE, which was partially offset by an increase in operating and financial expenses, each as described above.

Year Ended December 31, 2012 compared with Year Ended December 31, 2011.

Revenue from sales

Revenue from sales increased 29.3% to Ps. 2,976.2 million for the year ended December 31, 2012,  from Ps. 2,302.0 million for the year ended December 31, 2011

The increase of  Ps. 674.2 million, was primarilly due to an increase in the price of electric power  as a result of the elimination of certain subsidies, which had no impact in the value added for distribution, additional income from the charges set forth by ENRE’s Resolution 347/2012, and also due to a 3.3% increase in the volume of energy sold from 20,098 GWh in 2011 to 20,760 GWh in 2012. The increase in energy sales was mainly due to a 2.3% increase in the average consumption per customer and a 1.0 % increase in the number of customers.

Net energy sales represented approximately 98.8% of our net sales in 2012 and 96.6% in 2011; late payment charges, pole leases, and connection and reconnection charges account for the remaining balance.

Electric Power Purchases

The amount of electric power purchases increased 53.9 % to Ps. 1,740.2 million for the year ended December 31, 2012, from Ps. 1,130.9 million for the year ended December 31, 2011. This increase of Ps. 609.3 million was due to an increase in the purchase prices of electric power as a result of the elimination of certain subsidies , an increase in the price at which the non-recognized energy losses were measured and the cost of  mobile generation (is the cost of hiring transportable diesel fuel generators to address the failures in the grid).

The volume of electric power purchases increased 4.0% to 23,934 GWh for the year ended December 31, 2012, from 23,004 GWh for the year ended December 31, 2011 (in both cases excluding wheeling system demand).

Energy losses increased to 13.3% for the year ended December 31, 2012, from 12.7 % for the year ended December 31, 2011.  See “—Factors Affecting Our Results of Operations—Recognition of Cost of Energy Losses.”

Transmission and Distribution Expenses

Transmission and distribution expenses increased 38.5 % to Ps. 1,344.1 million for the year ended December 31, 2012, from Ps. 970.5 million for the year ended December 31, 2011. This increase was mainly due to a Ps. 243.0 million increase in fees and remuneration for services attributable to an increase in contractor’s price resulting from changes in the union agreements, a Ps. 53.0  million increase in salaries and social security taxes attributable to an increase in employee compensation granted in 2012 and Ps. 31.8 million of ENRE fines and penalties.

              As a percentage of net sales, transmission and distribution expenses increased to 45.2 % for the year ended December 31, 2012, from 42.2% for the year ended December 31, 2011.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated. The figures are presented on a consolidated basis

	Year ended December 31,
	2012		% of 2012 net sales	2011		% of 2011 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps. 454.1	33.8%	15.3%	Ps. 401.1	41.3%	17.4%
Supplies consumption	85.1	6.3%	2.9%	53.0	5.5%	2.3%
Fees and remuneration for services	478.5	35.6%	16.1%	235.4	24.3%	10.2%
Depreciation of property, plant and equipment	182.1	13.6%	6.1%	180.1	18.6%	7.8%
ENRE penalties	106.6	7.9%	3.6%	74.8	7.7%	3.2%
Others	37.7	2.8%	1.3%	26.1	2.7%	1.1%
Total	Ps. 1,344.1	100.0%	45.9%	Ps. 970.5	100.0%	42.2.%

Gross (loss) profit

Our gross loss, including transmission and distribution expenses, represents a loss of Ps. 108.1 million for the year ended December 31, 2012 from a profit of Ps. 200.6 million for the year ended December 31, 2011. This negative variation of Ps. 308.7 million was basically due to the increase in transmission and distribution expenses described above, which were partially offset by the increase in net sales.

Selling Expenses

Our selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses increased 34.7 % to Ps. 352.9 million for the year ended December 31, 2012 from Ps. 261.9 million for the year ended December 31, 2011.  This increase of Ps. 91.0 million was mainly due to a Ps. 44.9 million increase in fees and remuneration for services, a Ps. 25.4 million increase in salaries and social security taxes attributable to an increase in employee compensation granted in 2012, a Ps.3.9 million increase in allowance for the impairment of trade and other receivables and a Ps. 4.1 million increase in ENRE fines and penalties.

                As a percentage of net sales, selling expenses increased to 11.9% in 2012 from 11.4 % in 2011.

The following table sets forth the principal components of our selling expenses for the years indicated. The figures are presented on a consolidated basis.

	Year ended December 31,
	2012		% of 2012 net sales	2011		% of 2011 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps. 114.8	32.6%	3.9%	Ps. 89.4	34.1%	3.9%
Allowance for the impairment of trade and other receivables	17.1	4.9%	0.7%	13.2	5.0%	0.6%
Fees and remuneration for services	154.1	43.6%	5.2%	109.2	41.7%	4.7%
ENRE Penalties	10.4	2.9%	0.8%	6.3	2.4%	0.0%
Others	56.6	6.0%	1.4%	43.9	16.8%	2.2%
Total	Ps. 352.9	100.0%	11.9%	Ps. 261.9	100.0%	11.4%

Administrative Expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation, maintenance and advertising.

Administrative expenses increased 26.9 % to Ps.249.4  million for the year ended December 31, 2012 from Ps. 196.6 million for the year ended December 31, 2011. This increase of Ps. 52.8 million was mainly due to a Ps. 44.7 million increase in salaries and social security taxes attributable to an increase in employee compensation granted in 2012, a Ps. 14.3 million increase in fees and remuneration services and a Ps. 3.8  million increase in rent and insurance.

                As a percentage of net sales, administrative expenses remained at the same level of  8.4 % in the year ended December 31, 2012, as compared to the year ended December 31, 2011.

	Year ended December 31,
	2012		% of 2012 net sales	2011		% of 2011 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps. 125.1	50.2%	4.2%	Ps. 80.5	40.9%	3.5%
Rent and insurance	17.2	6.9%	0.6%	13.4	6.8%	0.6%
Fees and remuneration for services	74.5	29.9%	2.5%	60.2	30.6%	2.6%
Security Services	4.3	1.7%	0.1%	3.6	1.9%	0.2%
Others	28.3	11.3%	1.0%	38.8	19.7%	1.7%
Total	Ps. 249.4	100.0%	8.4%	Ps. 196.6	100.0%	8.5%

The following are the principal components of our administrative expenses for the years indicated. The figures are presented on a consolidated basis.

Gain from acquisition of companies

Refers to the gain recognized under IFRS, considering all the adjustments explained below, mainly by derecognizing the negative goodwill of acquired companies, plus some differences resulting from net assets acquired. No gain was registered during 2013.

Operating profit (loss)

Our operating profit decreased Ps. 934.2 million to a loss of Ps. 828.4  million for the year ended December 31, 2012, from a profit of Ps. 105.8 million for the year ended December 31, 2011. This negative variation was mainly due to the increase in operating expenses described above.

Other (expense) income

Other operating expenses include mainly retirement payments, severance payments and accrual for lawsuits.  Other operating income expenses, net decreased 65.3% to a loss of Ps. 117.9 million for the year ended December 31, 2012, compared to a loss of Ps. 71.3 million for the year ended December 31, 2012. The increase of Ps. 46.6 million was mainly due to an increase in other operating expenses attributable to an increase of Ps. 37.3 million in impairment of other receivables, an increase of Ps. 8.1  in the provision for contingencies and Ps. 5.8 million tax on bank debits and credits.

Net Financial Expense

Net financial expense totaled Ps. 318.6 million for the year ended December 31, 2012, compared to Ps. 190.6 million for the year ended December 31, 2011. This increase of Ps. 128.0 million was primarily due to an increase of Ps.59.4 million of commercial interest due on the debt with CAMMESA and an increase of Ps. 92.5  million as a result of the exchange rate variations, partially offset by an increase of Ps. 22.0 million in total financial income.

Income Tax

We recorded an income tax credit of Ps. 116.7 million for the year ended December 31, 2012, compared to an income tax charge of Ps. 82.2  million for the year ended December 31, 2011.

(Loss) / Profit for the year

We recorded a loss of Ps. 1,013.4 million for the year ended December 31, 2012, compared to a loss of Ps. 291.4 million for the year ended December 31, 2011. This increase in loss was mainly due to the increase in operating and financial expenses, each as described above.

Profit / loss from discontinued operations

Profit from discontinued operations increased 113.6%, from a loss of Ps. 124.4 million as of December 31, 2011 to a profit of  Ps. 16.9 million as of December 31, 2012. As of December 31, 2012, this line item was comprised of a loss recognized on the remeasurement of assets of disposal group of Ps. 15.7 million and a loss from subsidiaries operations of Ps. 6.7 million. As of December 31, 2011, this line item was comprised of a loss recognized on the remeasurement of assets of disposal group of Ps. 177.7 million and a loss from assets classified as held for sale of Ps. 70.1 million, which losses were partially offset by gains from the tax effect of these line items of Ps. 40.4 million and from subsidiaries operations of Ps. 67.9 million.

Liquidity and capital resources

Sources and Uses of Funds

Our cash flows from operations have been significantly affected in recent periods due to our failure to obtain adjustments to our tariffs to cover increases in our distribution costs, resulting in a working capital deficit as of December 31,2013, 2012 and 2011. In order to preserve and guarantee the provision of the public service and improve the existing cash deficit, beginning in October 2012, the Company decided to only partially cancel, the obligations with CAMMESA with surplus cash balances. This decision arose as a consequence of all the commitments necessary to ensure the provision of the public service, including investment plans and ongoing operation and maintenance tasks. As of the date of this annual report, the commercial debt with CAMMESA amounts to approximately Ps. 1,500.6 million (net of offset of SE Resolution 250/13 and SE Note 6852 CMM credit surpluses). We expect to resume full payment of our payment obligations with CAMMESA once the economic and financial equation of Edenor is restored.The Company has argued that the cash deficit that prevents it from canceling the total amount of the debt is a case of force majeure inasmuch as the Company does not have the possibility of approving its electricity rates, but, at the same time, has to maintain the priority given to the operation of the public service. If the conditions prevailing at the date of this annual report remain unchanged, the economic and financial situation will continue deteriorating. For fiscal year 2013, the Company also estimates negative cash flows and losses from operations, as well as a greater reduction in the financial ratios. See “Item 3. Risk Factors—Risk relating to our Business— We may not have the ability to raise the funds necessary to repay our commercial debt with CAMMESA, our major supplier.”

Since entering into the Adjustment Agreement in February 2006, we have been engaged in an Integral Tariff Revision or RTI with the ENRE, relating to the adjustment and renegotiation of the terms of the concession. If we are not able to recover all of the incremental costs contemplated in the Adjustment Agreement and all such future cost increases or there is a significant lag time between when we incur the incremental costs and when we receive increased revenues, and/or if we are not successful in achieving a satisfactory re-negotiation of our tariff structure, we may be unable to comply with our financial and commercial obligations, we may suffer liquidity shortfalls and we may need to restructure our debt to ease our financial condition, any of which, individually or in the aggregate, would have a material adverse effect on our business and results of operations and may cause the value of our ADSs to decline. In this context and in light of the situation that affects the electricity sector, the ENRE issued Resolution No. 347/12 in November 2012, which establishes the application of fixed and variable charges that has allowed the Company to obtain additional revenue as from November 2012. However, such additional revenue is insufficient to make up the operating deficit due to the constant increase in operating costs and the estimated salary or third-party costs increases for the year 2014. Additionally, the Company cannot assure that it will be able to obtain additional financing on acceptable terms. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern and our auditors’ report included elsewhere in this annual report contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Tariffs”.“Item 3. Key Information—Risk factors—Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations.

In this framework, and considering both the above-described situation and the negative equity reported in the Company’s Financial Statements as of December 31, 2012 and 2011, during the year 2013 the Energy Secretariat (“SE”) issued Resolution 250/13, and SE Note 6852/13, which, among other issues, determined and approved the values of the adjustments resulting from the CMM, to which the Company is entitled, for the period May 2007 through September 2013, although in today’s terms they are insufficient to cover the current operating deficit. Additionally, it established mechanisms to offset this recognition against the PUREE-related liability, and, partially, against the debt held with CAMMESA.

 In this manner, the Energy Secretariat, in its capacity as grantor of the Concession Agreement, has provided a solution which, although transient and partial in nature, temporarily modified the situation that the Company tried to rectify with the filing of the action for the protection of its rights (“acción de amparo”). This solution, in addition to the requirement imposed by the Energy Secretariat through Resolution 250/13, led the Company to abandon, on May 29, 2013, the action filed, requesting that both parties be charged with the legal costs thereof, and to continue to claim on the fundamental issue by way of another action.

If the conditions prevailing at the date of this annual report remain unchanged, the economic and financial situation will continue deteriorating. For fiscal year 2014, the Company also estimates negative cash flows and losses from operations, as well as a greater reduction in the financial ratios. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern.”

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

As of December 31, 2013, 2012 and 2011, our cash and cash equivalents amounted to Ps. 243.5 million,Ps. 82.3million and Ps. 141.1 million, respectively. We generally invest our cash in a range of instruments, including sovereign debt, corporate debt securities and other securities. The table below reflects our cash and cash equivalents position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	Year ended December 31,
	2013	2012	2011
	(in millions of Pesos)
Cash and cash equivalents at the beginning of the year	71.1	130.5	246.0
Net cash flows provided by operating activities(1)	1584.2	538.5	690.7
Net cash flows used in investing activities	(1,256.6)	(590.4)	(754.8)
Net cash flows (used in) provided by financing activities	(177.1)	(27.8)	(26.3)
Cash and cash equivalents included in assets of disposal groups as classified held for sale	11.2	28.3	0.0
Gain from exchange differences in cash and cash equivalents	10.7	3.2	3.3
Changes in cash and cash equivalents	150.5	(79.7)	(90.5)
Cash and cash equivalents at the end of the year	Ps. 243.5	Ps. 82.3	Ps. 158.8

(1)     Includes CAMMESA financing (Resolution 250/13 and SE Note 6852/13) of Ps. 1,079.2 million, Ps. 295.7 million and Ps. 10.1 million as of December 31, 2013, December 31, 2012 and December 31, 2011, respectively.

Net Cash flows provided by Operating Activities

Net cash flows provided by operating activities increased by 194.2 % to Ps. 1,584.2 million in the year ended December 31, 2013, compared to Ps. 538.5 million in the year ended December 31, 2012.  This increase is attributable to an increase in the debt with the wholesale electricity market (CAMMESA), including the debt offset by SE Resolution 250/13 and SE Note 6852 with the CMM credit surpluses.

Net cash flows provided by operating activities decreased by 22.0% to Ps. 538. 5 million in the year ended December 31, 2012, compared to Ps. 690.7 million in the year ended December 31, 2011.  This decrease is mainly attributable to an increase in net loss from a net loss of Ps. 291.4 million for the year ended December 31, 2011, to a net loss of Ps. 1,013.4 million for the year ended December 31, 2012, mainly due to an increase in operating expenses during 2012, exchange rate differences and an increase in interests in loans and other receivables, which were partially offset by a Ps. 116.7 million decrease in income tax.

These negative impacts were partially offset by an increase in operating assets and liabilities, mainly due to a Ps. 410.7 million increase in funds collected through the PUREE, a Ps. 207.7 million increase in trade payables and a Ps. 88.8 million increase in salaries and social security taxes payable. These increases in operating assets and liabilities were partially offset by a Ps. 306.0 million increase in trade receivables. Additionally, the decrease was partially offset by an increase in funds obtained through the delay in the payment of CAMMESA debt for an amount of Ps.295.7 million.

Net Cash flows used in Investing Activities

Net cash flows used in investing activities increased 112.8% to Ps. 1,256.6 million in the year ended December 31,2013, from Ps. 590.4 million in the year ended December 31, 2012.

Changes in net cash flows used in investing activities in 2013 were primarily due to variations in our capital expenditures (Ps.1,039.9 million) and,  to a lesser extent to variations  in discontinued operations (Ps.124.2 million) and in net payments for the purchase of financial assets at fair value (Ps.97.4 million).

Net cash flows used in investing activities decreased 21.8 % to Ps. 590.4 million in the year ended December 31,2012, from Ps.754.8 million in the year ended December 31, 2011.

Changes in net cash flows used in investing activities in 2012 were primarily due to variations in our capital expenditures and discontinued operations, which were partially offset by the collection of loans proceeds from borrowings (Ps. 142.4 million).

Net Cash flows (used in) provided by Financing Activities

In 2013, our cash flows from financing activities increased by 537.1%, to a use of Ps.177.1 million in 2013, from a use of Ps.27.8 million in 2012, primarily as a result of the repayment of financials indebtness.

In the year ended December 31, 2012, our cash flows from financing activities increased by 5.7%, from a use of Ps.26.3 million in 2011 to a use of Ps. 27.8 million in the year ended December 31, 2012, primarily as a result of the repayment of our financial indebtness, which were partially offset by discountinued operations.

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

Our capital expenditures consist of net cash used in investing activities during a specified period plus supplies purchased in prior periods and used in such specified period. The following table sets forth our actual capital expenditures for the years indicated:

		Year ended December 31,
	2013	2012	2011
		(in millions of Pesos)
Supplies	Ps.835.5	Ps. 287.4	Ps. 323.3
Network maintenance and improvements	174.3	208.9	55.7
Legal requirements(1)	11.0	11.7	6.1
Communications and telecontrol	13.3	5.5	9.1
Others	58.4	30.8	40.4
Total	Ps. 1092.5	Ps. 544.3	Ps. 434.6

______________________

(1)     Capital expenditures required to be made to comply with the ENRE quality standard and other regulations.

In 2013, in accordance with our capital expenditure program, we invested Ps. 1,092.5 million, a substantial portion of which was dedicated to increasing the capacity of our grid in line with the growth of our customer base, which increased 1.7 % in 2013. In addition, we made investments in order to meet our quality standards levels. Historical information on capital expenditures is not indicative of future capital expenditures.

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

During 2008, we repurchased and cancelled U.S. $17.5 million and U.S. $6 million of our Senior Notes due 2017, respectively.

In May 2009, we issued Ps. 75.7 million principal amount of Par Notes due 2013 under our Medium Term Note Program. The Par Notes due 2013 are denominated and payable in Pesos and accrue interest on a quarterly basis at a rate equal to the private BADLAR, as published by the Central Bank, for each such quarter plus 6.75%.  Principal on the notes is payable in 13 quarterly installments, starting on May 7, 2010. As of December 31, 2013, these Notes had been fully paid.

During 2009, we repurchased U.S. $53.8 million Senior Notes due 2017, U.S. $24.5 million of which was transferred to us as a consequence of the dissolution of the discretionary trust described below.

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

 The Senior Notes due 2022 have a 12-year maturity and were issued at par, with interest accruing from the date of issuance at a fixed rate of 9.75% and payable semi-annually on October 25 and April 25 of each year, with the first interest payment on April 25, 2011.  As ofthe date of filing of this annual report, the outstanding amount of Senior Notes due 2022 is U.S. $176.4 million. Edenor repurchased and cancelled U.S. $ 123.6 million, out of which, Aeseba Sale Trust (see Item 4. “Information on the Company”) repurchased U.S. $ 66.8 million.

On October 18, 2010, we cancelled Senior Notes due 2017 with a nominal value of U.S. $65.3 million.

In addition, on October 25, 2010, November 4, 2010, and December 9, 2010, we cancelled Senior Notes due 2017 for a face value of U.S. $122.6 million, U.S. $1.3 million, and U.S. $0.04 million, respectively, representing approximately 83.3% of the Senior Notes due 2017 then outstanding. As of the date of filing of this annual report, the outstanding amount of Senior Notes due 2017 is U.S. $14.8 million. Edenor through Aeseba Sale Trust, repurchased and cancelled U.S. $ 10 million.

Line of Credit – Edenor–Banco de la Provincia de Buenos Aires Loans

In March and June 2011, the company entered into loans for a total aggregate amount of Ps. 22 million, from Banco de la Provincia de Buenos Aires, with principal payments at maturity (March 2012, May 2012 and June 2014). We made monthly interest payments on accrued interest at a fixed annual rate of 14.0%.

As of December 31, 2013 and 2012, the outstanding balance under these loans amounted to Ps. 0.4 million and Ps. 1.2 million, respectively.

Derivatives Contracts

Management of derivative financial instruments

In the past, the Company has carried out transactions with derivative financial instruments with the aim of using them as economic instruments in order to mitigate the risk generated by the fluctuations in the US dollar rate of exchange. As of the date of this annual report, we have no derivate financial instruments.

Critical accounting policies and estimates

A summary of our significant financial policies is included in Note 6 to our Consolidated Financial Statements, which are included elsewhere in this annual report. The preparation of financial statements requires our management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying footnotes. Our estimates and assumptions are based on historical experiences and changes in the business environment. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operation and require management’s most subjective judgments.  Our most critical accounting policies and estimates are described below.

Allowances for the impairment of receivables

The Company is exposed to impairment losses of receivables. Management estimates the final collectability of accounts receivable.

The allowance for the impairment of accounts receivable is evaluated based on the historical level of collections for services billed through the end of each year and collections subsequent thereto. Additionally, Management records an allowance based on an individual analysis of the recoverability of medium and large-demand (T2 and T3) customers, receivable accounts in litigation and of those customers included in the Framework Agreement.

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

Revenue is measured at fair value of the consideration collected or to be collected, taking into account estimated amount of any discount, thus determining the net amounts.

Revenue from the electricity provided by the Company to low-income areas and shantytowns is recognized to the extent that the Framework Agreement has been renewed for the period in which the service was rendered.

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes both the electricity supplied, whether billed or unbilled at the end of each year, which has been valued on the basis of applicable tariffs, and the charges resulting from the application of Resolution 347/12.

The Company also recognizes revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles, transportation of electricity to other distribution companies, etc.

Revenue from CMM (Cost Monitoring Mechanism) amounts is recognized in the accounting to the extent that they have been approved by the ENRE.

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

Impairment of Property, Plant and Equipment.

Property, Plant and Equipment are tested for impairment at the lowest level at which independent cash flows can be identified (cash generating units, or CGU).

The Company analyzes the recoverability of property, plant and equipment on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of assets, which is measured as the value in use at year end, may be impaired. When the carrying amount of an asset is greater than its estimated recoverable amount, the asset’s carrying amount is immediately reduced up to its recoverable amount.

The value in use is determined based on projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets considered.

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, opportunity and modality of electricity tariff increases and cost adjustment recognition; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred, and; (iv) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates..

The future increase in electricity tariffs used by the Company to assess the recoverability of its Property, Plant and equipment as of at December 31, 2013 is based on the rights to which the Company is entitled, as stipulated in the Concession Agreement and the agreements described in Note 2 to the Consolidated Financial Statements attached in item 18. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain measures recently adopted, such as the new charge described in Note 2.c.V to the above mentioned Consolidated Financial Statements, have also been considered. The Company Management estimates that it is reasonable to expect that new increases in revenues will be obtained as from 2014.

In spite of the current economic and financial situation described in Note 1 to the ConsolidatedFinancial Statements, the Company has made its projections under the assumption that the electricity tariffs will be improved according to the circumstances. However, the Company may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made at the date of preparation of ConsolidatedFinancial Statements above mentioned.

In order to contemplate the estimation risk contained in the projections of the aforementioned variables, the Company has considered three different probability-weighted scenarios. Although in all of them an acceptable agreement with the Government resulting in gradual tariff increases is assumed, the Company has considered different timing and magnitude of an increase in the VAD .The three scenarios can be classified into pessimistic, optimistic and intermediate depending on the opportunity of the application and magnitude of the expected CMM adjustment or revenue increase by another mechanism. The Company has assigned for these three scenarios the following percentages of probability of occurrence based mainly on the experience with past delays in the tariff renegotiation process, the current economic and financial situation and the need to maintain the public service in operation: pessimistic scenario: 20%, optimistic scenario: 15%, and intermediate scenario: 65%.

Based on the conclusions previously mentioned, the valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the value in use as of December 31, 2013.

In the opinion of the Company Management, a reasonable change in the main assumptions would not give rise to an impairment loss.

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

In the fiscal years ended December 31, 2012 and 2011, the Company recorded negative operating and net results, respectively with its liquidity level and working capital having been affected as well. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and higher costs recognition (“CMM”), requested in the presentations made until the date of this annual report by the Company in accordance with the terms of the Adjustment Agreement.

It is worth mentioning that, in general terms, the quality of the distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years has also been satisfied. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, the Company has adopted a series of measures aimed to mitigate the negative effects of this situation on its financial structure, such as: (i) reducing specified costs, including the reduction of top management fees; (ii) selling or disposing of all its shareholdings in subsidiaries and collecting the loans granted to such companies; (iii) making all reasonable efforts to obtain from the authorities the funds necessary to face the salary increases demanded by unions; (iv) seeking new financing options; (v)  refinancing the financial debt with extended maturity terms and/or; (vi) optimizing the use of the available resources provided that these measures do not affect the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service. In this regard, and among other measures, the Company has (i) entered into an agreement with unions in order to grant interim advances, which were included in salaries as from January 2013; (ii) made arrangements and obtained payments in advance by the Federal Government of amounts relating to the Framework Agreement; (iii) sold its shareholding in subsidiaries and collected the totality of the loan granted to them.

Furthermore, the Company has made a series of presentations before control and regulatory authorities in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand. In this context and in light of the situation that affects the electricity sector, the ENRE has issued Resolution No. 347/12 (see note 2.c.V to the Consolidated Financial Statements), which establishes the application of fixed and variable charges that have allowed the Company to obtain additional revenue as from November 2012, and the Energy Secretariat has issued the previously described Resolution 250/13, pursuant to which the higher costs were partially recognized.However, such additional revenue is insufficient to make up the aforementioned deficit due to the constant increase of operating costs and the expectations regarding salary or third-party costs increases for the year 2014.

In view of the foregoing, and given the inefficacy of the administrative and judicial actions pursued and presentations made by the Company, on December 28, 2012, an action for the protection of the Company’s rights (“acción de amparo”) was brought against the ENRE so that the Regulatory Authority, in the performance of its duties, could adopt those measures which, in the Company’s opinion, are not only urgently needed but also essential for the provision of the public service of electricity distribution that the Company is required to provide under the concession agreement on a continuous, regular and safe basis. Specifically, this action was brought not only to abate the ENRE’s unlawful omission, as the Application Authority, to adjust the electricity tariff schedule in accordance with the variations recorded in costs, as established in the applicable agreement and the law, thus preventing the Company from receiving, in consideration of the service currently provided, sufficient revenues to face the necessary operating costs and the indispensable and imperative investments to provide the service in a continuous, regular, and, especially, safe manner, but also as a protection against corporate, personal and criminal liability that could eventually arise from the conditions under which the Company is forced to provide the service.

With the aim of maintaining and guaranteeing the provision of the public service, and in order to mitigate the effects of our adverse financial situation, given the aforementioned cash deficit, as from October 2012 the Company found itself forced to partially cancel, on a temporary basis, the obligations with the Wholesale Electricity Market with surplus cash balances after having complied with the commitments necessary to guarantee the provision of the public service, including the investment plans underway and operation and maintenance works. We consider this situation as a transitional measure to be applied until the new regulatory model announced by the National Authorities, aimed at restoring the economic and financial equation of the Concession Agreement, is implemented. In connection with the foregoing, the Company has been ordered by the ENRE and CAMMESA to cancel such debt. In its reply to the ENRE, the Company rejected the Regulatory Authority’s competence to intervene in its commercial issues with third parties, and, in its reply to CAMMESA, the Company stated that the cash deficit that prevents it from canceling the total amount of the debt is a case of force majeure inasmuch as the Company does not have the possibility of approving its electricity tariffs, but, at the same time, has to maintain the priority given to the operation of the public service.

As a consequence of the partial recognition of higher costs (in accordance with the provisions of Section 4.2 of the Adjustment Agreement) for the period May 2007 through September 2013 that occurred in the current fiscal year through Resolution 250/13, the Company turned its accumulated deficit as of March 31, 2013 into positive retained earnings. Nevertheless, the constant increase in the operating costs that are necessary to maintain the level of the service, and the delay in obtaining genuine tariff increases will continue to deteriorate the Company’s operating results, demonstrating that this recognition is insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires (so much so that the Company’s operating and net results for the year being reported were also negative prior to applying SE Resolution 250/13), but also does not allow for the regularization of the cash flows the Company needs to provide the public service and make the totality of the investments.

Although the effects of these regulations are a significant step towards the recovery of the Company’s situation, inasmuch as it allows for the regularization of the equity imbalance generated by the lack of a timely recognition of the CMM adjustment requests made in the last seven years, such regulations do not provide a definitive solution to the Company’s economic and financial equation due to the fact that the level of revenue generated by the electricity tariff schedules in effect, even after applying SE Resolution 250/13 and SE Note 6852/13,  does not allow for the absorption of neither operating costs nor investment requirements or the payment of financial services. Therefore, this cash flow deficit will translate once again into a working capital deficit, which, taking into account that the Company is not in condition to have access to other sources of financing, will result in the need to continue to cancel only partially the obligations with CAMMESA for energy purchases.

Should the conditions existing at the date of the Consolidated Financial Statements continue, the Board of Directors believes that the Company’s economic and financial situation will continue to deteriorate and cash flows and operating results for the year 2014, and financial ratios, will be negatively impacted. . In spite of the above-mentioned, the Company Board of Directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of the Company’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action. Nevertheless, the improvement of revenues so as to balance the economic and financial equation of the concession continues to be the most relevant aspect.

The outcome of the overall electricity tariff review is uncertain as to both its timing and final form. Therefore, the uncertainties of the previous financial year in this regard continued during the year being reported, thus if in fiscal year 2014: (i) the new electricity tariff schedules are not issued by the ENRE; (ii) the Company is not granted other recognition or any other mechanism to compensate for cost increases, in addition to the revenue obtained from the application of Resolution 347/12, the funds derived from the PUREE, or the recognition of CMM values and the offsetting mechanism established by Resolution 250/13 and SE Note 6852/13, and/or; (iii) the Company does not obtain from the Federal Government other mechanism that provides it with financing for cost increases, it is likely that the Company will have insufficient liquidity and will therefore be obliged to continue implementing, and even deepening, measures similar to those applied until now in order to preserve cash and enhance its liquidity. As stated in previous periods, the Company may not ensure that it will be able to obtain additional financing on acceptable terms. Nevertheless, it must be pointed out that due to the fact that the revenue deriving from the FOCEDE for the execution of the necessary works arising from the Investment Plan of distribution companies is temporarily insufficient, the Energy Secretariat has considered the possibility of financing such deficit, should it be necessary, through the implementation of loans for consumption (mutuum) and the assignment of secured receivables with CAMMESA. Therefore, if any of these measures, individually or in the aggregate, not be achieved, there is significant risk that such situation will have a material adverse impact on the Company’s operations. Edenor may need to enter into a renegotiation process with its suppliers and creditors in order to obtain changes in the terms of its obligations to ease the aforementioned financial situation. Given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under the Company’s control, such as the requested electricity tariff  increases or their replacement by a new remuneration system, the Board of Directors has raised substantial doubt about the ability of the Company to continue as a going concern in the term of the next fiscal year.

Nevertheless, the Consolidated Financial Statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that the Company will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications(if there were any) that might result from the outcome of this uncertainty.

Benefit plans

The liability recognized by the Company is the best estimate of the present value of the cash flows representing the benefit plan obligation at the closing date of the year together with the adjustments for past service costs and actuarial losses. Cash flows are discounted using a rate that contemplates actuarial assumptions about demographic and financial conditions that affect the determination of benefit plans. Such estimate is based on actuarial calculations made by independent professionals in accordance with the projected credit unit method.

ENRE Penalties and Discounts

The Company considers its accounting policy for the recognition of ENRE penalties and discounts critical because it depends on punishable events, which are valued on the basis of our management’s best estimate of  the expenditures required to settle the present obligation, at the date of our financial statements. The balances of ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto.

Assets and liabilities of disposal group classified as held for sale and discontinued operations

As a consequence of what is mentioned in Note 1 to our Consolidated Financial Statements, and with the aim of mitigating unfavorable financial and economic aspects, the Company decided to sell certain subsidiaries. In accordance with IFRS, when the following criteria are met (even if the entity retains a non-controlling interest in its former subsidiary after the sale), the Company will classify all the associated assets and liabilities as available for sale:

•         Its carrying amount will be recovered mainly through a sale transaction, rather than by its continued use.

•         It must be available, in its current conditions, for immediate sale, subject exclusively to the usual terms for the sale of this subsidiary; and

•         Its sale must be highly probable, for which purpose the management must be committed to a plan to sell, and an active programme to locate a buyer and complete such plan must have been initiated. Moreover, the sale of the subsidiary must be actively traded at a sales price reasonable in relation to its present fair value. Furthermore, it must be expected that the sale will comply with the conditions to be recognized as a completed sale within a year of classification as held for sale (unless the delay is caused by events or circumstances that are not under the entity’s control, and sufficient evidence exists that the entity is still committed to its plan to sell the subsidiary), and the actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn.

The assets and liabilities associated with those subsidiaries that the Company intends to sell, which comply with the aforementioned conditions, were reclassified in a single line item within current assets and current liabilities, denominated “Assets of disposal groups classified as held for sale” and “Liabilities of disposal groups classified as held for sale”, respectively. In addition, these assets and liabilities have been valued at the lower of carrying amount and fair value less costs to sell, recognizing a loss when the first value is higher than the second.

Measurement on fair value less costs to sell implies assumptions that are determined based on current available information, such as purchase offers, if any, and/or market conditions.

At December 31, 2013, the Company had sold the totality of its subsidiaries held for sale.

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

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2013, 2012 and 2011.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual liabilities and commitments as of December 31, 2013 Peso amounts have been translated from U.S. Dollar amounts at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2013 of Ps. 6.520 to U.S. $1.00.

	Payments due by period
	Total	Less than 1 year	1‑3 years	4‑5 years	More than 5 years
	(in millions of Pesos)
Long term debt obligations and commercial debt obligations (1)	Ps.5,205.0	3,674.2	110.9	110.0	1,309.9
Accrued fines and penalties(2)	923.8	87.7	836.1	—	—
Financial assistance fees(3)	11.7	11.7	—	—	—
Operating leases(4)	42.0	21.0	20.7	0.3	—
Capital expenditures(5)	—	—	—	—	—
Total	Ps.6,182.5	Ps. 3,794.6	Ps. 967.7	Ps. 110.3	Ps. 1,309.9

_______________________

1)                   Includes amortization of principal and interest payments. All of our financial indebtedness is unsecured. None of our financial indebtedness is guaranteed.  See “—Debt” in this section for a broader description of our financial debt.

2)                     Includes adjustments made to reflect the ratification of the Adjustment Agreement.  We were required to make an adjustment to a portion of our accrued fines and penalties totaling (i) Ps. 47.0 million to reflect the increase to our VAD pursuant to the Adjustment Agreement and the May 2006 CMM and (ii) Ps. 17.2 million and Ps. 18.1 million to reflect the CMM adjustment for the years ending December 31, 2008 and 2007, respectively.  In addition, pursuant to the terms of the Adjustment Agreement, the Argentine government agreed, subject to the fulfillment of certain conditions, to forgive, upon the completion of the RTI, approximately Ps. 71.4 million of our accrued fines and penalties and allow us to pay the balance of these fines and penalties in semi-annual installments over a 7-year period commencing 180 days after the RTI comes into effect.  Because the Adjustment Agreement was not ratified until January 2007, we have recalculated the amounts of accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement as well as the amounts subject to forgiveness.  See “Business—Our Concession—Fines and Penalties.”

3)                   Fees payable under our financial services agreement with EASA, our controlling shareholder.  This agreement expired in 2010 and was renewed for a five-year period.  See “Related Party Transactions—Financial Services Agreement with EASA.”

4)                   Represents our minimum required lease payments.

5)                   Our concession does not require us to make any specified amount of capital expenditures, but requires us to meet certain quality and other service standards.  See “—Liquidity and Capital Resources—Capital Expenditures.”

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

Edenor bylaws provide that holders of our Class A common shares are entitled to elect seven directors and up to seven alternate directors, one of which must be independent in accordance with CNV regulations, holders of our Class B and Class C common shares are entitled to elect five directors and up to five alternate directors, one of which must be independent in accordance with CNV regulations. Holders of Class C common shares vote jointly as a single class with the holders of Class B common shares in the election of directors.  In the absence of a director elected by holders of a class of shares, any alternate director elected by holders of the same class may legally attend and vote at meetings of our board of directors.  The board of directors’ elects among its members a chairman and a vice president.

Directors and alternate directors serve for one-year periods, indefinitely renewable.Our directors and alternate directors are as follows:

Name	Position	Age	Year of appointment (class electing director)
Ricardo Torres	Chairman	55	2013 (Class A)
Gustavo Mariani	Vice Chairman	43	2013(Class A)
Pablo Díaz	Director	56	2013 (Class A)
Marcos Marcelo Mindlin**	Director	49	2013 (Class A)
Maximiliano Alejandro Fernández*	Director	53	2013 (Class A)
Eduardo Llanos*	Director	69	2013 (Class A)
Edgardo Alberto Volosín	Director	60	2013 (Class A)
Emmanuel Alvarez Agis*	Director	32	2013 (Class B/C)
Victoria Von Storch*	Director	36	2013 (Class B/C)
Eduardo Setti*	Director	42	2013 (Class B/C)
Eduardo Endeiza*	Director	37	2013 (Class B/C)
Pablo Martínez Burket*	Director	49	2013 (Class B/C)
Diego Martín Salaverri	Alternate Director	49	2013 (Class A)
Jaime Barba	Alternate Director	50	2013 (Class A)
Damian Miguel Mindlin **	Alternate Director	47	2013 (Class A)
Leandro Montero	Alternate Director	37	2013 (Class A)
Daniel Flaks	Alternate Director	49	2013 (Class A)
Mariano Batistella	Alternate Director	31	2013 (Class A)
Diana Mondino*	Alternate Director	55	2013 (Class A)
Edgardo Ruibal *	Alternate Director	39	2013 (Class B/C)
Diego Leiva *	Alternate Director	37	2013 (Class B/C)

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

The following is a brief description of our current directors’ and alternate directors’ background, experience and principal business activities:

Ricardo Alejandro Torres was born on March 26, 1958.  He has been a member of our board of directors since November 2005 and was elected chairman on February 16, 2012.

From 1993 and 2001, Mr. Torres served as Financial Director of Inversiones y Representaciones S.A. and as a director of Alto Palermo, Brazil Realty, Emprendimentos e Participacoes S.A., Abril S.A. and Inversora Bolivar S.A.  Mr. Torres is, since March 2012, Chairman of the Board of Directors of Edenor.  Mr. Torres has also held a post as a professor of Tax and Finance at the School of Economics of the Universidad de Buenos Aires.  He currently serves as director of Pampa Participaciones II S.A., HINISA, HIDISA, Inversora Nihuiles S.A., Inversora Diamante S.A, Güemes, Powerco, Loma de la Lata, Piedra Buena, IPB, IEASA S.A, Energía Distribuida S.A., Petrolera Pampa, Pampa Participaciones S.A., Bodega Loma de la Lata S.A..Mr. Torres holds a degree in Public Accounting from the Universidad de Buenos Aires and a Masters degree in Business Administration from the Instituto de Altos Estudios Empresariales—Escuela de Negocios de la Universidad Austral.

Gustavo Mariani was born on September 9, 1970. He has been a member of our board of directors since November 2005 and elected as Chairman in 2013.  Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and also served as an investment portfolio manager.  He currently serves as Director of Grupo Dolphin S.A., Dolphin Finance S.A, Electricidad Argentina S.A., Edenor, HINISA, HIDISA, Inversora Nihuiles S.A, Inversora Diamante S.A., EPCA, TGS, Compañía de Inversiones de Energía S.A., Güemes, IEASA S.A., Transelec Argentina S.A., Loma de la Lata, Pampa Participaciones S.A., Comunicaciones y Consumos S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Inversora S.A., Piedra Buena, IPB, Petrolera Pampa, Pampa Participaciones II S.A., Energía Distribuida S.A., Bodega Loma de la Lata S.A., .  .Also, Mr. Mariani is the executive secretary of the management board of “Fundación Pampa Energía Comprometidos con la Educación”.  Mr. Mariani holds a degree in Economics from the Universidad de Belgrano and a master’s degree in Business Administration from the Universidad del CEMA.

Pablo Díaz was born on June 26, 1957. Mr. Díaz has been member of our board of directors since 2012. Previously he has served as alternate director.  Mr. Díaz currently serves as an advisor to the president of Grupo Dolphin S.A.  He also serves as an alternate director at Transba S.A. and a Director of Inversora Ingentis S.A., Inversora Nihuiles S.A., Inversora Diamante S.A., Pampa Participaciones II S.A., Central Térmica Güemes S.A., Inversora Piedra Buena  S.A., Hidroeléctrica Diamante S.A., Hidroeléctrica Nihuiles S.A., Citelec S.A. and Transener S.A.  Previously, he was an Advisor at the Argentine Undersecretary for Electrical Energy (Subsecretaría de Energía Eléctrica) and has held various positions in the electricity industry.

Marcos Marcelo Mindlin was born on January 19, 1964.  He has been Chairman of our board of directors since June 16, 2006, and has been Chairman  up to February 2012.  From 1989 to 2004, Mr. Mindlin served as the founder, Senior Portfolio Manager and a shareholder of Grupo Dolphin.  From 1991 to 2003, Mr. Mindlin was also a shareholder, Vice-Chairman and Chief Financial Officer of Inversiones y Representaciones S.A. (IRSA), a leading Argentine real estate company listed on the New York Stock Exchange.  In November 2003, Mr. Mindlin resigned from IRSA to focus his work on Grupo Dolphin.  Mr. Mindlin has extensive expertise in Latin America through his role as Chairman of the board of directors of Grupo Dolphin and several of its affiliates.  From 1999 to 2004, Mr. Mindlin also served as Vice President of Alto Palermo S.A. (a leading owner and operator of shopping centers in Buenos Aires), Vice President at Cresud S.A.I.C. (one of the largest listed agricultural companies in Argentina) and as Director and member of the Executive Committee of Banco Hipotecario, the leading mortgage bank in Argentina.  Mr. Mindlin also serves as director of Edenor, Grupo Dolphin S.A., Dolphin Finance S.A., Electricidad Argentina S.A., IEASA S.A., CAM Gerenciadora S.A., HINISA, HIDISA, Transelec Argentina S.A., Loma de la Lata, Powerco, Güemes, Inversora Diamante S.A., Inversora Nihuiles S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Inversora S.A., Piedra Buena, IPB, Petrolera Pampa, Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Participaciones S.A., Bodega Loma de la Lata S.A., EPCA, TGS director), Compañía de Inversiones de Energía S.A., Grupo Dolphing Holding S.A., Orígenes Seguros de Retiro S.A., Dolphin Securities S.A., Orígenes Seguros de Vida S.A., Filmert Company S.A., Glencore S.A. and Consultores Fund Management.  In 2008, Mr. Mindlin founded and since that time has directed a charity foundation called “Fundación Pampa Energía Comprometidos con la Educación” whose purpose is to improve childhood development and education.  Mr. Mindlin is also a member and was Chairman of the Board of the Executive Committee of Tzedaka, a leading Jewish-Argentine foundation.  He is a member of the Council of the Americas.  Mr. Mindlin received a Master of Science in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies).  He also holds a degree in Economics from the Universidad de Buenos Aires.

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

Victoria Von Storch was born on November 7, 1977.  He has been a member of our board of directors since 2013.  Mrs. Von Storch holds a degree in Sociology from the Universidad de Buenos Aires. She currently serves as Director of Information and Regional Analysis at the Undersecretary for Planning, an agency of the Ministry of Economy and Public Finance.

Eduardo Setti was born on February 16, 1971. Mr. Setti has been a director of Edenor since 2013. Since July 2009, he holds the position of Chief Officer of Investment Guarantee Fund Sustainability at the ANSeS. He holds a degree in Economics from the Universidad Argentina de la Empresa (UADE).

Eduardo Endeiza was born on October 15, 1975. He is a member of our board of directors since 2012. Actually he works as a Chief Officer of Investment Guarantee Fund Sustainability at  ANSES. He holds a Law degree with guidance in Public Administration from the Universidad de Belgrano.

Pablo Martínez Burket:   was born on April 14,1965. He has been a member of our board of directors since 2012. . Additionally,  Mr. Burket is an alternate director of Transener S.A. He is a co-founder partner of the Estudio Martinez, Burkett & Ramirez and Associates since 1997. Since January 2009 until September 2012, he worked as a Director of Corporate Affairs of the Guarantee Fund of Sustainability at the ANSES. He holds a Law degree from the Universidad Nacional del Litoral.  Mr. Burket has a master degree with honors in Business Law at the Universidad Austral. He later deepened his studies in Spain, Chile and the United States.

Diego Martin Salaverri was born on August 7, 1964. He has been a member of Edenor´s board of directors since June 2006. He is a co-founder partner of the Estudio Salaverri, Dellatorre, González, Burgio & Wetzler Malbrán. He holds a degree in Law from the Universidad Católica Argentina, Buenos Aires. He is alternate board member of Edenor, Estancia María S.A., ARPHC S.A, Grupo Dolphin Holding S.A., Dolphin Finance S.A., Orígenes Seguros de Retiro S.A., Socotherm Américas S.A., Compañía de Inversiones en Energía S.A., TGS and Grupo ST S.A. Previously, Mr. Salaverri was a member of EASA´s board of directors. He resigned to that position on November 14, 2007. In addition, he is a substitute trustee with the audit committee of GSF S.A. and Partners I.S.A.

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

Damián Miguel Mindlin was born on January 3, 1966.  He has been a member of our board of directors since November 2005.  Mr. Mindlin joined Grupo Dolphin in 1991 as a shareholder and a director.  Since November 2003, Mr. Mindlin has served as Investment Portfolio Manager of Grupo Dolphin.  Additionally, he currently serves as director of Grupo Dolphin S.A., Dolphin Finance S.A., Electricidad Argentina S.A., IEASA S.A., CAM Gerenciadora S.A., HINISA, HIDISA, Transelec Argentina S.A., Pampa Participaciones S.A.,  Powerco, Güemes, Inversora Diamante S.A., Inversora Nihuiles S.A., Piedra Buena, IPB, Dolphin Créditos S.A., Dolphin Créditos Holding.S.A., Dolphin Inversora S.A., Petrolera Pampa, Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Inversiones S.A., Bodega Loma de la Lata S.A., EPCA S.A. (, Citelec , Grupo Dolphin Holding S.A., ARPHC S.A., Estancia María S.A., Pampa Comercializadora S.A., Filmert Company S.A., Glencore S.A., Consultores Fund Management, Dolphin Fund Management, Pampa F&F and Dolphing Securities S.A..  Also, Mr. Mindlin is the vice president of management board of “Fundación Pampa Energía Comprometidos con la Educación”.

Leandro Carlos Montero was born on February 11, 1976.  Mr. Montero has been a member of our board of directors since 2012. He is the chief financial officer of Edenor and previously served in the investment group of Pampa Energía S.A.   Prior to joining Edenor in 2012, Mr. Montero held various positions in the Administration and Finance areas of Pampa Energía and Petrobras Argentina S.A., both public and SEC-listed companies.  Mr. Montero worked at Ernst & Young - Pistrelli, Henry Martin y Asociados in the Advisory and Auditing Division.  Mr. Montero holds a degree in Public Accounting from the Universidad de Buenos Aires and a Master degree in Business Administration from the Instituto de Altos Estudios Empresariales (IAE), school of business of the Universidad Austral.

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

Mariano Batistella was born on July 31, 1982. He has been a member of our board of directors since 2012. He joined Pampa Energía, Edenor's parent company, in 2006. He currently works as Investor Relations Officer, Planning Manager and Special Projects Manager of Pampa Energía. Prior to joining Pampa, Mr. Batistella worked in investment banking at Goldman Sachs. Mr. Batistella holds a degree in business administration from the Universidad de San Andres in Argentina and has a postgraduate degree in finance from the same institution.

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

Edgardo Ruibal was born on October 2, 1973. He has been a member of our board of directors since 2012.

Diego Leiva was born on November 13, 1975. He has been a member of our board of directors since 2012.

Compensation

Our board of directors does not have a compensation or remuneration committee.  The aggregate remuneration paid to the members and alternate members of our board of directors, the members and alternate members of our supervisory committee and our senior management during 2013 was Ps. 2.3 million, Ps. 0.2 million and Ps. 31.6 million, respectively.

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

Executive Committee

On October 4, 2007, our board of directors created an executive committee, as contemplated by our by-laws and Law 19.550, and delegated to the executive committee the authority to take certain actions on behalf of the board.  The executive committee complements the work of the board by executing certain day-to-day tasks required to oversee our activity.  By creating an executive committee, the board sought to increase the efficiency of our management.  The Executive Committee consists of Ricardo Torres, Marcos Marcelo Mindlin, Gustavo Mariani, Pablo Díaz and Edgardo Volosin.

Audit Committee

Pursuant to the Capital Markets Law and CNV rules, Argentine public companies must appoint a comité de auditoría (audit committee) composed of at least three members of the board of directors, a majority of which must be independent in accordance with the criteria set forth by Argentine law.

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

•         evaluating plans and performance of the internal audit, and

•         supervising the operations of the complaints channel.

The members of our audit committee are:

Name	Position	Class electing member
Eduardo Llanos (1)	Member	Class A
Maximiliano Alejandro Fernández(1)	Member	Class A
Victoria Von Storch (1)	Member	Class B/C

(1)                       Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934.

Senior Management

The following table sets forth information regarding our senior management:

Name	Current Position	Age
Ricardo Torres	Chairman	56
Edgardo Alberto Volosin	Chief Executive Officer	61
Leandro Carlos Montero	Chief Financial Officer	37
Daniel Eduardo Flaks	Technical Director	48
Eduardo Maggi	Director of Operations	57
Jaime Javier Barba	Director of Corporate Affairs	51
Gerardo Tabakman	Director of Information Technology and Telecommunications	39
Victor Augusto Ruiz	Principal Accounting Officer	53

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

_______________________

(1)      Independent under Argentine law.

José Daniel Abelovich was born on July 20, 1956.

He has been a member of our supervisory committee since 2007.  Mr. Abelovich is a partner of Abelovich, Polano & Asociados/ NEXIA INTERNATIONAL , an auditing firm. Mr. Abelovich also serves as member of the supervisory committees of Abus las Americas I S.A., Agra Argentina S.A., Agro Investment S.A., Agrotech S.A., Agrology S.A., Alto Palermo S.A., Arcos del Gourmet S.A., Baicom Networks S.A., Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., BH Valores S.A.  de Sociedad de Bolsa, BHN Seguros Generales S.A., BHN Sociedad de Inversión S.A., BHN Vida S.A., Bitania 26 S.A., Cactus Argentina S.A., Canteras Natal Crespo S.A., Loma de la Lata, Güemes, Compañía Buenos Aires S.A., Transener, Citelec, Conil S.A., Convexity Sociedad Gerente de Fondos Comunes de Inversión S.A., Cresud SACIF y A, Cyrsa S.A., Dolphin Créditos Holding S.A., Dolphin Créditos S.A., E-Commerce Latina S.A., EASA, Emprendimiento Recoleta S.A., Transba S.A., EDENOR, Energía Distribuida S.A., Exportaciones Agroindustriales Argentinas S.A., FCMI ARGENTINA FINANCIAL CORPORATION SA S G F C I, Fibesa S.A., Futuros y Opciones.Com S.A., FYO Trading S.A., Grupo Dolphin Holding S.A., HIDISA, Hoteles Argentinos S.A., Inversora Bolívar S.A., IRSA Inversiones y Representaciones S.A., La Clara de Banderaló SA, Llao – Llao Resorts S.A., Metroshop S.A., Northagro S.A., Nuevas Fronteras S.A., Nuevo Puerto Santa Fe S.A., Orígenes Seguros de Retiro S.A., Palermo Invest S.A., Panamerican Mall S.A., PEPASA, Pluriagro S.A., Powerco, Préstamos y Servicios S.A., Puerto Retiro S.A., Quality Invest S.A., Qualcomm International Inc., Real Estate Investments S.R.L., Shopping Neuquén S.A., Solares de Santa María S.A., Tarshop S.A. and Unicity S.A.  Mr. Abelovich holds a degree in Public Accounting from the Universidad de Buenos Aires.

   Damián Burgio was born on December 13, 1963. He has been a member of our supervisory committee since 2012 Mr. Burgio is a co-founder partner of the Law Firm Salaverri Delatorre, Burgio & Wetzler Malbrán He holds a degree in Law from the Universidad Católica Argentina. Mr. Burgio is member of Urbanizadora del Sur S.A. board of directors and serves as an alternate director of AFI Servicios S.A. Additionally,  Mr. Burgio  currently serves as a member of the supervisory committe of Bodega Loma de Lata S.A. , Central Térmica Loma de Lata S.A. , Desarrollos Caballito S.A., Dolphin Créditos Holding S.A., Dolphin Créditos S.A., Dolphin Finance S.A., IEASA S.A., Inversora Diamante S.A., Inversora Nihuiles S.A., Inversora Piedra Buena S.A., Pampa Energía S.A., Argentina SRL, Compañía de Inversiones de Energía S.A., Distribuidora Disco S.A., T.G.S. S.A., Envases Plásticos S.A., Formosa Refrescos S.A., Salta Refrescos S.A. and Transelec Argentina S.A.

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

Santiago Dellatorre was born on January 26, 1967.   He  is a founding partner of the Argentine law firm Errecondo, Salaverri, Dellatorre, Burgio & Wetzler Malbrán. Between 1994 and 1995, Mr. Dellatorre worked as an international associate at the United States law firm Shearman & Sterling LLP. Mr. Dellatorre received his law degrees with honors from the Universidad Católica Argentina in 1990. He is a director of Dico S.A., Envases Plásticos S.A., Formosa Refrescos S.A. and Salta Refrescos S.A.. In addition, he is a member of the statutory audit committee of  Edenor, Central Térmica Loma de la Lata S.A., IEASA S.A. and Electricidad Argentina S.A. Mr.Dellatorre received his law degrees with honors from the Universidad católica Argentina in 1990.

Marcelo Fuxman was born on November 30, 1955.  He has been a member of our supervisory committee since June 2006.  Mr. Fuxman is a partner of Abelovich, Polano & Asociados/ NEXIA INTERNATIONAL,  an auditing firm, and managing partner of Real Estate Investments S.R.L.  He currently serves as Director of Agencia Marítima Bluemar S.A. and Agra Argentina S.A., and as a statutory auditor of Agro Investment S.A., BHN Sociedad de Inversión S.A., Agropoly S.A.,  Agropecuaria Cervera S.A., BHN Seguros Generales S.A., BHN Vida S.A., Comercializadora Los Altos S.A., Credud SACIF y A, Cyrsa S.A., E- Commerce Latina S.A., Empalme S.A., Emprendimiento Recoleta S.A., Fibesa S.A., Futuros y Opciones.Com S.A., FYO Trading S.A., Inversiones Ganaderas S.A., Inversora Bolívar S.A., IRSA Inversiones y Reparaciones S.A., Llao-Llao Resorts S.A., Nuevas Fronteras S.A., Palermo Invest S.A., Panamerican Mall S.A., Patagonian Investment S.A., Quality Invest S.A., Shopping Alto Palermo S.A., Shopping Neuquén S.A., Solares de Santa María S.A., Tarshop S.A. and Powerco S.A.  and as alternate member of the statutory audit committee of, Compañía Buenos Aires S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Myland S.A.., Petrolera Pampa S.A., Alto Palermo S.A., Cactus Argentina S.A., Dolphin Inversora S.A., Grupo Dolphin S.A. and Central Térmica Güemes, Electricidad Argentina S.A.,HIDISA. and Edenor.  Mr. Fuxman holds a degree in Public Accounting from the Universidad de Buenos Aires.

Fernando Sanchez was born on June 24, 1962. He has been a member of our supervisory committee since 2011. He currently serves as an officer of Sindicatura General de la Nación en la Gerencia de Fiscalización de Empresas, Sociedades y Entidades Financieras. He is also the Consultant Corporate Trustee in Consultatio S.A., in Talleres Navales Dársena Norte S.A.C.I.yN., and in Nación Servicios S.A. Mr. Sanchez is a CPA and has a Bachelor of Administration degree from the University of Buenos Aires.

Employees

Edenor had 3,598 full-time employees as of  December 31, 2013, 2,929 full-time employees as of December 31, 2012 and 2,822 full-time employees as of December 31, 2011.

As of December 31, 2013, approximately 85% of our full-time employees were subject to two collective bargaining agreements.  After our privatization, we implemented an employee reduction plan to reduce the number of employees from 6,368 employees at the time of the privatization.  The employee reductions were primarily effected through an early retirement program.  In addition, we implemented an early retirement plan for employees who had already contributed the retirement payments required by law and had less than five years before retirement, offering them monthly payments of 80% of their pre-retirement net salary.  Access to this plan is conditioned upon our own approval and the prior separation from us pursuant to a contract signed before the Argentine Ministry of Labor and Social Security or before a public notary according to the legal requirements.  In July 1995, we signed two collective bargaining agreements with Sindicato de Luz y Fuerza and Asociación del Personal Superior, the two unions that represent our employees, which are currently in force pursuant to collective bargaining agreements 817/06 “E” (LYF)  y  805/06 “E” (APSEE).  The union agreements have a commission to interpret the agreements and analyze claims and unresolved issues that arise in our daily activities.  The most common issues that arise are related to changes to employment categories, relocation of employees, detailed situations with personnel and the analysis of the suitability of different technological advances. In case of dispute and lack of agreement between the parties, a mediation or arbitration procedure is available. Currently, our relations with the unions are stable.  However, we cannot guarantee that we will not experience any conflicts with our employees in the future, including with our unionized employees in the context of future negotiations of our collective bargaining agreements, which could result in events such as strikes or other disruptions that could have a negative impact on our operations. On February 26, 2013, the Company, the Ministry of Labor, the Economic Policy and Development Planning Secretariat of the Economy Ministry, the Management Coordination and Control Under-Secretariat of the Federal Planning Ministry, the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union) and other companies of the electric power sector entered into a salary agreement for a term of eighteen months which establishes a 18% increase as from January 2013, a 5% non-cumulative increase as from June 2013 and a 7% cumulative increase as from January 2014.

We have outsourced a number of activities related to our business to third party contractors in order to achieve a lower and more flexible cost base and to provide us with the ability to respond more quickly to changes in our market.  During 2011, several contractors subscribed collective bargaining agreements with the production union, and their employees acquired benefits similar to our employees. Edenor had 2,518  third-party employees as of December 31, 2013, 2,777 third-party employees as of December 31,2012  and 2,704 as of December 31, 2011.  . We calculate our need for third-party employees based on our number of employees and the needs that arise in order to provide an adequate service. We only pay for services of third-party employees on the basis of services actually rendered. During 2013, 472 third party employees were included in our stable workforce as full time employees.  Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that, if conflicted, contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances. As of December 31, 2013 indemnification complaints amounted to more than Ps. 89 millions, whilst  as of December 31, 2012 contractors’ employees were seeking indemnification from us for an aggregate amount of Ps. 70.0 million, and as of December 31, 2011, the amount was Ps. 53.0 million. As of December 31, 2013, the Company established allowances for more than Ps. 33 million to cover the obligations that  could correspond with said claims.

Share Ownership

None of the members of our board of directors, our audit committee or our senior management beneficially own any shares of our capital stock, except for Messrs. Ricardo Torres, Marcos Marcelo Mindlin, Damián Miguel Mindlin and Gustavo Mariani who, through Pampa Energía, are controlling shareholders of IEASA, which makes them indirect beneficiaries of all of our Class A common shares.  In addition, Mr. Diego Martín Salaverri is the beneficial owner of less than one percent of our capital stock represented by Class B common shares.  See “Item 7. Major Shareholders and Related Party Transactions.”

Item 7.         Major Shareholders and Related Party Transactions

The following table sets forth information relating to the ownership of our common shares as of the date of this annual report.

	Class(1)	Shares	Percent Ownership
Electricidad Argentina S.A.(2)	A	462,292,111	51.0%
Employee Stock Participation Program	C	1,952,604	0.2%
Public	B	170,334,532	18.8%
Pampa Inversiones	B	19,463,800	2.1%
ANSES(3)	B	242,999,553	26.8%
Treasury Shares	B	9,412,500	1.0%
Total		906,455,100	100.0%

_______________________

(1)           Each class of shares entitles holders to one vote per share.(2)                All of our Class A common shares have been pledged to the Argentine government to secure our obligations under our concession and cannot be transferred without the prior approval of the ENRE.  See “Item 4. Information on the Company—Business Overview —Our obligations.” Electricidad Argentina S.A. (EASA) is an Argentine corporation wholly owned by Pampa Participaciones S.A.and IEASA.  Pampa Participaciones S.A. holds 0.01% of the voting stock of EASA and IEASA holds the remainder 99.99% of the capital stock of EASA.  Pampa Energía S.A. currently owns, directly and indirectly, 100% of the capital stock of Pampa Participaciones and IEASA.

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

All of our shares have the same voting rights. As of December, 31 2013, there was one registered shareholder of our ADSs in the United States and 4,728,516of our ADSs were outstanding. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are residents. We have no information concerning holders with registered addresses in the United States that hold our shares not represented by ADSs.

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

Acquisition by Pampa Energía S.A.  (Formerly Pampa Holding S.A.)

On June 22, 2007, the principal members of Grupo Dolphin, Marcos Marcelo Mindlin, Damián Miguel Mindlin and Gustavo Mariani, and certain other minority investors, signed a stock subscription agreement with Pampa Energía S.A., pursuant to which they agreed to transfer all of the stock of Dolphin Energía and IEASA to Pampa Energía S.A. in exchange for common stock of Pampa Energía S.A. On August 30, 2007, the shareholders of Pampa Energía S.A. approved this transfer of shares, and the CNV and the BASE approved the public offering and listing of its shares in September 2007.  The transaction was consummated on September 28, 2007, and as a result, Pampa Energía S.A. now owns 100% of the capital stock of each of Dolphin Energía and IEASA, which in turn collectively own all of the capital stock of EASA, our controlling shareholder.  The ratio of exchange of common shares of Pampa Energía S.A. and shares of Dolphin Energía and IEASA was determined using the respective averages of the closing prices of Pampa Energía S.A.’s and our shares on the Buenos Aires Stock Exchange during a 10-trading day period ending on August 15, 2007, taking into account, in the case of shares of Dolphin Energía and IEASA, EASA’s stake in us, the net present value of EASA’s outstanding indebtedness and the net present value of fees to be paid by us to EASA under the Financial Services Agreement dated April 4, 2006 between us and EASA.  See “Related party transactions—Financial services agreement with EASA.”

The former shareholders of Dolphin Energía and IEASA, Messrs. Marcos Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, are the controlling shareholders of Grupo Dolphin and are managers of Pampa Energía S.A., an Argentine public company with a market capitalization of U.S. $275.5 million as of December 31, 2013. Pampa Energía S.A. was acquired in November 2005 by certain principals of Grupo Dolphin to serve as a corporate vehicle for private equity investments in Argentina. Through companies under their control, Messrs. Marcos Marcelo Mindlin, Damián Mindlin and Gustavo Mariani currently control approximately 22.77% of the common stock of Pampa Energía S.A.  In addition, Messrs. Marcos Marcelo Mindlin andDamián Mindlin together with Pampa Energía S.A.’s chief executive officers Messrs. Gustavo Mariani and Ricardo Alejandro Torres, hold warrants to purchase, in the aggregate, approximately 22.5% of the common stock of Pampa Energía S.A. (on a fully diluted basis). The board of directors of Pampa Energía S.A. consists of nine directors, of which five are affiliated with Grupo Dolphin, including Mr. Gustavo Mariani who serves as chairman of the board of directors , Marcelo Mindlin,  and Damián Mindlin , members of the board of directors.  The principal executive officers of Pampa Energía S.A., excluding its Co-chief executive officer, are also affiliated with Grupo Dolphin.

In addition to its indirect stake in us, Pampa Energía S.A. owns as of the date of filing of this annual report, several investments in the Argentine electricity sector, including a 50% interest in the controlling shareholder of the principal electricity transmission company in Argentina, Transener and controlling stakes in six generation plants located in the Buenos Aires, Salta, Mendoza and Neuquén provinces (Central Piedra Buena S.A., Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A., Central Térmica Güemes S.A., and Central Térmica Loma de la Lata S.A.).

Share Buy-Back Program

On October 23, 2008, we launched a tender offer in Argentina for our Class B common shares at a purchase price of Ps. 0.65 per share 400,000 Class B common shares were validly tendered and purchased pursuant to the offer.

On November 14, 2008, we commenced an open-market share purchase program.  Under the terms of the program, we were authorized to purchase our Class B common shares for up to Ps. 45 million, subject to certain volume and price restrictions. The open market share purchase program expired on March 17, 2009. Pursuant to the program we purchased 9,012,500 Class B common shares, at an average price of Ps. 0.65 per share, representing approximately 1% of our capital stock.  As of the date of filing of this annual report, we held 9,412,500 Class B common shares as treasury stock.

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

Item 8.         Financial Information

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

Legal Proceedings

In the normal course of our business, we are a party to lawsuits of various types. Our management evaluates the merit of each claim and assesses its likely outcome, recording an allowance in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated.  At December 31, 2013, we had established allowances in the aggregate amount of Ps. 93.8million to cover potential losses from such claims and legal proceedings. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

We are not aware of any other contingencies that are reasonably possible and, as of December 31, 2013, there were no losses in excess of the contingencies that we recognized in our Consolidated Financial Statements as of and for the year ended December 31, 2013.

Proceedings Challenging the Renegotiation of our Concession

In December 2009, an Argentine consumer association, Unión de Usuarios y Consumidores, brought an action against us and the Argentine government before a federal administrative court seeking to (i) abrogate Clause 4.6 of Annex I of the Adjustment Agreement, which provides that the tariff increase has retroactive effects; (ii) annul ENRE Resolution No. 51/07, which authorizes the retroactive increase of tariffs in our favor; and (iii) obtain an order that requires that we reimburse our customers the full amounts paid by them based on the retroactive tariff increase and that such reimbursement be made by crediting our customers’ accounts.

On November 11, 2010, the judge upheld the claim and ordered that (i) Clause 4.1 of Annex I of Decree No. 1957/06 and Articles 2, 3 and 4 of ENRE Resolution 51/07, which had authorized the retroactive rate increase for the period between 11/1/2005 and 1/31/2007, be annulled; (ii) the fees collected retroactively during such period be repaid to our customers; (iii) the ENRE be instructed to control our distribution of refunds and to report the results to the court; and (iv) each party bear its own court-related costs. On November 25, 2010, we appealed the court’s order and requested that the court’s order be stayed pending a decision on the appeal.  On December 2, 2010, the court stayed its order pending a decision on the appeal. On June 1, 2011, the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala V) overturned the judgment of the lower administrative court. The plaintiff filed a Federal Extraordinary Appeal, which admissibility was granted as of November 3,2011.On October 1, 2013, the Supreme Court dismissed the appeal.A final judgement in favor of Edenor has been rendered.

We cannot assure you that other actions or requests for injunctive relief will not be brought by these or other groups seeking to reverse the adjustments we have obtained or to block any further adjustments to our tariffs.

Preliminary Injunction of the Public Ombudsman

On October 31, 2008, the SE approved the seasonal reference prices of power and energy in the Wholesale Electricity Market. Consequently, the ENRE applied the new rate schedule as of October 1, 2008.  The new rate schedule passed the purchase price of electricity as well as the other costs related to the Wholesale Electricity Market, including transmission, onto the final customer.

In response to the new tariff schedule, the Defensor del Pueblo de la Nación (National Public Ombudsman, the “Ombudsman”) filed a claim opposing the resolutions that approved the October 1, 2008 tariff schedule and naming us as a third-party defendant.  On January 27, 2009, the ENRE notified us of a preliminary injunction, as a result of the Ombudsman’s claim, pursuant to which we were ordered to refrain from cutting the energy supply to customers challenging the October 2008 tariff increase until a decision is reached with respect to the claim.  We  have appealed this injunction along with the Argentine government through various legal actions. On August 20, 2013, the Court of First Instance in Federal Administrave Claims (Juzgado en lo Contencioso Administrativo Federal) dismissed the judicial remedy action initiated, which decision has been appealed by the plaintiff.  As of the date of this annual report, there were no futher legal pronouncements.

On August 14, 2009, the SE issued Resolution No. 652/09, which ordered the suspension of the then applicable reference market prices of energy, and established new reference prices for the periods from June to July 2009 and from August to September 2009, reinstating partial government subsidies to the electricity generation sector. Furthermore, the resolution also established the unsubsidized reference market prices of energy for the months of June and July 2009 and August to October 2009.

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

The remedies sought in the complaint are as follow:

•         that all the most recent tariff resolutions be declared null and unconstitutional (ENRE Resolution No. 324/08 – 365/08 – 628/08, 645/08 and SE No. 1169/08 – 797/08 – 1170/08 and its annexes) and, as a consequence, that the amounts billed by virtue of these resolutions be refunded;

•         that all the defendants be required to carry out the RTI;

•         that the resolutions issued by the SE that extend the transition period of the Adjustment Agreement be declared null and unconstitutional;

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

Additionally, the plaintiffs requested that the court issue a preliminary injunction suspending the rate hikes established in the resolutions questioned by the plaintiffs and that, alternatively,  the application of the resolutions be partially suspended. Finally, the plaintiffs also requested that the application authority be ordered not to approve new increases other than within the framework of the RTI process. As of the date of this annual report, the court has neither granted nor rejected these requests. The actions continue on a preliminary stage, without any further judicial pronouncement.

We can give no assurance that these actions or other potential future actions or requests for injunctive relief will not reverse the adjustments we have obtained or block any further adjustments to our tariffs.

Breach of Contract Claims

In March 2010 Consumidores Financieros, Asociación Civil Para Su Defensa, a consumers’ association, instituted an action against us and Edesur in the National Court of First Instance in Federal Administrative Claims Tribunal No. 2, Secretariat 3 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 2, Secretería 3) seeking repayment to customers for alleged excess charges over the course of the past 10 years. The action is based on three claims.  First, the plaintiffs claim a refund for the percentage payment of VAT over a taxable base they allege was inappropriately increased to include an amount that exceeded our and Edesur’s own payments to the wholesale electricity market. Second, the plaintiffs claim a refund for charges relating to interest on payments by customers that the plaintiffs claim we and Edesur failed to adjust to reflect the actual number of days the payment was outstanding. Finally, the plaintiffs claim a refund for late payment charges from 2008 onwards calculated at the rate of the tasa pasiva (the interest rate that Banco de la Nación Argentina pays on deposits) in alleged contravention of the Law of Consumer Defense (Ley de Defensa del Consumidor) in April 2008. We have given express directions to our legal advisors to contest the suit and all related claims and, on April 22, 2010, we answered the complaint and filed a motion to dismiss for lack of standing on the part of the plaintiffs, requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. Although plaintiffs’ opposition to the requested summons has not been resolved, the proceedings were brought to trial, in response to which we filed a motion for reversal with a supplementary appeal. As of the date of this annual report, the proceedings are awaiting resolution, as a step prior to opening the trial to testimony and other evidence.  While we expect to prevail in this matter, an adverse decision could have a material adverse effect on our results of operations.

On October 21, 2011, we were notified of a lawsuit filed by the Association for the Defense of Rights of Users and Consumers (Asociación de Defensa de Derechos de Usuarios y Consumidores, or “ADDUC”) requesting that the interviewing Court (i) order the reduction or moderation of penalty interest rates or late payment interests that we charge to customers, because such rates allegedly violate Art. 31 of Law 24,240, and (ii) declare the non-implementation of the agreements or conventions which have stipulated the interest rates that we apply to our customers, and of the administrative regulations on the basis of which we justify the interest charging and (iii) orders the restitution of wrongfully perceived interests of customers provided since 08/15/2008 until the day that we comply with the order of interest reduction. The plaintiff also requested the reinstatement of VAT (21%) and other taxes charged on the portion of charges unlawfully perceived. On November 11, 2011, we answered the complaint and filed a motion to dismiss for both lack of standing and the fact that the claims at issue were being litigated in another lawsuit. As of the date of this annual report, there were no futher legal pronouncements.

We can give no assurance that these actions or other potential future actions or requests for injunctive relief will not reverse the adjustments we have obtained or block any further adjustments to our tariffs.

Legal actions brought by Edenor

On February 9, 2011, the Company challenged Resolution No. 32/11 of the ENRE which, in the context of the power cuts that occurred between December 20 and December 31, 2010, established the following:

- That the Company be fined in the amount of Ps. 750,000 due to its failure to comply with the obligations arising from the Concession Agreement and Section 27 of Law No. 24,065.

- That the Company be fined in the amount of Ps. 375,000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and Resolution No. 905/1999 of the ENRE.

- That the Company’s customers be paid the following amounts as compensation for the power cuts suffered: Ps. 180 to each small-demand residential customer who suffered power cuts that lasted more than 12 continuous hours, Ps. 350 of each of to those who suffered power cuts that lasted more than 24 continuous hours, and Ps. 450 to of each of those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

We have filed a direct appeal with the Appellate Court in Contentious and Administrative Federal Matters No. 1, requesting that such resolution be declared null and void. Additionally, we filed a petition requesting interim relief aimed at suspending the application of the fine imposed until a decision on the direct appeal is issued.

On July 8, 2011, we requested that process be served on the ENRE. On October 28, 2011, the court denied the request for interim relief. As a consequence, we filed a federal extraordinary appeal (“Recurso Extraordinario Federal”) with the Supreme Court which was dismissed. We then filed another appeal with the Supreme Court (“Recurso de Queja por apelación denegada”) requesting review of the rejected federal extraordinary appeal, which as of the date of this annual report had not been resolved.

On April 24, 2013, the Company was notified that the direct appeal on the merits had been denied by the Appellate Court in Contentious and Administrative Federal Matters No. 1. We appealed this decision before to the Supreme Court of Justice on May 13, 2013. As of the date of this annual report, the appeals to the Supreme Court on the merits and on the denial of interim relief have not been resolved yet.

As of December 31, 2013, the provision recorded in relation to the aforementioned compensations amounted to Ps. 34.9 million, including principal amount and accrued interest. For further information on this legal proceeding, see “Item 4. Business Overview—Fines and penalties.”

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

As of December 31, 2013, the provision recorded in relation to the aforementioned penalties and compensations amounted to Ps. 16.7 million.

On December 28, 2012, the Company filed an acción de amparo (judicial remedy action ) against ENRE seeking to protect the Company’s constitutional rights relating to the provision of a secure and continuing public service of distribution of energy. To file the amparo  the Company has considered unconstitutional the ENRE’s failure to implement the necessary measures to guarantee the provision of the public service of distribution of energy, such as the failure to recognize the CMM adjustments that the Company has requested and the delay in implementing the new tariff structure under the RTI, which have led to an unstable situation that threatens the regular provision of the public service. As a consequence, the Company is seeking to obtain the necessary funds to provide the public service of distribution of energy as contemplated in its concession agreement. On February 19, 2013, the National Court of First Instance in Federal Administrative Claims Tribunal No. 12 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 12) served summons to ENRE and denied the preliminary injunction requested by the Company. This decision has been timely appealed by the Company.

As a consequence of Resolution No. 250/13, issued by the SE partially modifying the situation described in the previus paragraph, the Company attempted to resolve throughout the initiated judicial remedy of December 2012 and the requirements of art. 12 (abandonment of actions in process). On May 29, 2013, the Company discontinued the action. As of the date of this annual report, the issue regarding the legal expenses of the process was not solved yet.

On June 28, 2013, we initiated a legal action against the Ministry of Planning, Public Investment and Services pursuant to the acknowledgment process and benefit of litigation without expenses, both entertained by theNational Court of First Instance in Federal Administrative Claims Tribunal No. 11 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 12). Breach by the Argentine Government of the agreed terms under the Adjustment Agreement was claimed and compensation of damages sought. On November 22, 2013, the Company modified its complaint in order to include additional claims and damages.

In 2014, the Company filed a precautionary measure (medida cautelar), to maintain a secure and continuing public service, requesting for the economic assistance in the transition period.

Other Legal Proceedings

On August 12, 2003 EDFI and EASA brought a claim against the Republic of Argentina before the ICSID, in connection with the impact of certain currency measures adopted by the Argentine government in 2002 on our operations (the “EDFI-Argentina Claim”). In 2005, IEASA entered into an agreement with EDFI, which included IEASA’s right to withdraw or suspend the EDFI-Argentina Claim (the “ICSID Agreement”). Also in 2005, IEASA acquired control of EASA and us. In 2013, EDFI filed a claim against IEASA under the rules of the International Chamber of Commerce, claiming IEASA is no longer entitled to cause the withdrawal or suspension of the EDFI-Argentina Claim under the ICSID Agreement (the “EDFI-IEASA Claim”). IEASA is vigorously contesting this assertion. In March 2014, a hearing on the EDFI-EASA Claim was held and a decision on the matter is expected to be made later this year.

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

Amount available for distribution

Dividends may be lawfully declared and paid only out of our retained earnings stated in our yearly financial statements prepared in accordance with IFRSand CNV regulations and approved by the annual ordinary shareholders’ meeting.

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

SIGNIFICANT CHANGES

Except as identified in this annual report on Form 20-F, no significant change in our financial condition has occurred since the date of the most recent audited Consolidated Financial Statements contained in this annual report.  See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations”, “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” and “Item 3. Key Information—Risk factors—Risks Relating to Our Business— Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations. As a result, there is substantial doubt with respect to the ability of the Company to continue as a going concern.”

Item 9.         The Offer and Listing

Since April 26, 2007, our Class B common shares and the ADSs have been listed on the BASE and the NYSE, respectively. The ADSs have been issued by the Bank of New York as depositary. Each ADS represents 20 Class B common shares.

Offer and Listing Details

The following table sets forth, for the periods indicated, the annual high and low market prices for the ADSs on the NYSE and for the shares on the BASE.

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
	High	Low	High	Low
2009	1.70	0.61	9.02	3.20
2010	2.90	1.26	14.32	6.36
2011 2012	2.71 1.65	1.27 0.52	13.49 7.03	5.26 1.71
2013	3.55	0.67	8.79	1.90

The following tables set forth, for the periods indicated, the reported high and low sales prices for our shares on the BASE and the reported high and low sales prices for the ADSs on the NYSE.

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
	High	Low	High	Low
2012
First Quarter	1.65	0.96	7.03	3.70
Second Quarter	1.00	0.60	3.77	1.98
Third Quarter	0.88	0.69	2.66	2.06
Fourth Quarter	0.71	0.52	2.40	1.71
	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
	High	Low	High	Low
2013
First Quarter	1.14	0.66	2.98	1.99
Second Quarter	1.12	0.77	2.49	1.92
Third Quarter	1.82	0.75	4.40	1.90
Fourth Quarter	3.55	1.86	8.79	4.21

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
	High	Low	High	Low
2013
November	3.55	2.30	8.79	4.94
December	3.32	2.19	7.42	5.06
2014
January	2.93	2.32	6.16	4.97
February	3.41	2.72	6.36	4.93
March	3.60	3.15	7.40	6.14
April	4.52(1)	3.60(1)	9.10(1)	7.35(1)

(1)       Represents the corresponding sale prices from April 1 through April 23, 2014.

MARKETS

Trading on the Buenos Aires Stock Exchange

Trading in the Argentine securities market

The securities market in Argentina is comprised of 11 stock exchanges consisting of Buenos Aires, Bahía Blanca, Chaco, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Santa Fe, Salta,Tucumán and  Confederado Stock Exchange. Six of these exchanges (Buenos Aires, Rosario, Córdoba, Mendoza, Santa Fe, and La Rioja) have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities. Securities listed on these exchanges include corporate equity and bonds and government securities.

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

Recently, the shareholders of the MERVAL and the BASE entered into a framework agreement to create Bolsas y Mercados Argentinos S.A. for the purposes of operating a stock market in accordance with the requiements of the newly enacted Law No. 26,831 (the “Capital Markets Law”). The new entity will be formed by a spin–off of certain assets of the MERVAL relating to its stock market business and the BASE will make further capital contributions to such entity; in addition, an authorization for the public offering in respect of its shares has been requested to the CNV. In addition, the Merval and the BASE entered into memorandums of understanding with Mercado de Valores de Cordoba S.A. to integrate the stock market of Córdoba into a federal stock market managed by Bolsas y Mercados Argentinos S.A., and with several brokers of the city of Santa Fe, Province of Santa Fe, for them to act within such federal market.

As of the date of this annual report, the required authorization from the CNV with respect to the aforementioned spin–off and the public offering of the shares of Bolsas y Mercados Argentinos S.A. is  pending.

Regulation of the Argentine securities market

The Argentine securities market is regulated and overseen by the CNV, pursuant to Capital Markets Law No. 26,831, as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options.  Argentine insurance companies are regulated by a government agency, the Superintendencia de Seguros de la Nación, whereas financial institutions are regulated primarily by the Central Bank.

In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Caja de Valores S.A. (“Caja de Valores”), a corporation owned by the Buenos Aires Stock Exchange, MERVAL and certain provincial exchanges. Caja de Valores is the central securities depositary of Argentina and provides central depositary facilities and acts as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions. Additionally, Caja de Valores handles the settlement of securities transactions carried out by the Buenos Aires Stock Exchange and operates the computerized exchange information system mentioned above.

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

In order to improve Argentine securities market regulation, the Argentine Government issued Decree No. 677/01 on June 1, 2001, which provided certain guidelines and provisions relating to capital markets transparency and best practices. Decree No. 677/01 applies to individuals and entities that participate in the public offering of securities, as well as to stock exchanges. Among its key provisions, the decree broadens the definition of a “security,” governs the treatment of negotiable securities, mandatory and voluntary tender offers, authorizes market stabilization transactions under certain circumstances, governs insider trading, market manipulation and securities fraud, regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies and set forth a number of corporate governance standards including regulations regarding treatment of related party transactions and establishment of independent audit committees in publicly traded companies. Further improvements to Argentine securities market regulations were introduced in December 2011 when the Argentine Congress enacted changes to the Argentine Criminal Code to include insider trading as a criminal offense. Also, on November 29, 2012, the Argentine Government enacted the Capital Markets Law which revokes law No. 17,811 and Decree No. 677/01.

However, ~~Capital Markets Law took~~ CML incorporated most of the provisions established in those regulations. In this respect, the following key provisions of Decree No. 677/01 have been incorporated into the CML, among others: the definition of the term “security”; corporate governance requirements, including the obligation for publicly-listed companies to have an audit committee composed of three or more members of the board of directors (the majority of which must be independent under CNV regulations); the regulation of market stabilization transactions under certain circumstances;

regulation governing insider trading, market manipulation and securities fraud; and the regulation of going-private transaction and acquisitions of voting shares, including controlling stakes in public companies. In addition, the CML included relevant changes for the modernization and future design of the Argentine capital markets, such as granting regulatory powers and resources to the CNV, providing for a mandatory tender offer system and other provisions such as certain requirements for brokers/dealers and other market participants. These provisions were regulated by the CNV through Resolution No. 622/2013.

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

Appraisal Rights

Whenever our shareholders approve:

•         a merger or spin-off in which we are not the surviving corporation, unless the acquirer shares are authorized for public offering or listed on any stock exchange;

•         a transformation of our corporate legal status;

•         a fundamental change in our by-laws;

•         a change in our domicile outside Argentina;

•         a voluntary termination of the public offering or listing authorization;

•         a decision in favor of our continuation upon delisting or cancellation of our public offering authorization; or

•         a total or partial recapitalization following a mandatory reduction of our capital or liquidation any shareholder that voted against such action or did not attend the relevant meeting may exercise appraisal rights, that is, the rights to withdraw as our shareholder and have its shares cancelled in exchange for the book value of its shares, determined on the basis of our latestConsolidated Statement of Financial Position, or that should have been prepared, in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within the time frame set forth below.

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

MATERIAL CONTRACTS

We are party to various contracts in the ordinary course of business.  For a discussion of the agreements relating to (i) our acquisition of Emdersa and Aeseba and (ii) the divestiture of Aeseba and the subsidiaries of Emdersa, see “Item 4.  Information on the Company—History and Development of the Company.”

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

Capital

Any transactions involving debts incurred abroad by the private non-financial and financial sectors in relation to bonds, financial loans (including reverse repurchase transactions) and external financial credit facilities must be entered into and settled through the MULC (Communications “A” 3,712, “A” 3,972 and “A” 5265).

Any issues of debt securities by the private (financial and non-financial) sector in a foreign currency where the principal and interest are not solely payable in Argentine Pesos within the country must be denominated in such foreign currency, and the proceeds of such issues must be settled through the MULC (Communications “A” 3,820 and “A” 5,265).

Transfer and settlement of such funds through the foreign exchange market shall be made within 30 calendar days after the date of disbursement of the relevant amount and shall be subject to the rules and regulations in force on the date the foreign currency is settled through the MULC (Communication “A” 5,265).

Any new financial indebtedness entered into in the domestic foreign exchange market and the renewal of any debts payable abroad by Argentine residents of the financial and private non-financial sectors must be agreed upon and maintained for not less than 365 calendar days. Such debts may not be repaid prior to the expiration of the aforementioned period, whichever the form of repayment of the obligation abroad, and whether repayment is made with or without access to the local foreign exchange market (Communication “A” 4,359, as amended by Communication “A” 5,265).

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

Communication “A” 4,359 established regulations for the creation of a deposit pursuant to the description included in Communication “A” 4,360. Such deposit must be made in U.S. Dollars for 30% of the U.S. Dollar equivalent of the total amount entering into the foreign exchange market in the following transactions:

•         Financial debts of the financial and private non-financial sectors, other than primary issues of debt securities that are authorized for public offering and listed on self-regulated markets.

•         Primary issues of shares of resident companies which are not authorized for public offering and are not listed on self-regulated markets, provided that they are not direct investment funds.

•         Portfolio investments by non residents designed to acquire holdings of domestic currency and financial assets and liabilities of the financial and private non-financial sectors, provided that they are not made for the primary subscription of debt securities authorized for public offering and listed on self-regulated markets, and/or the primary subscription of shares of resident companies which are authorized for public offering and listed on self-regulated markets.

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

•         Any indebtedness as to Multilateral and Bilateral Lending Agencies and Governmental Lending Agencies (listed in an Annex to Communication “A” 4,662), as amended by Communication “A” 4,832, whether directly or through related agencies (Communication “A” 4,377) when incurred for the performance of their specific purpose.

•         Financial indebtedness of the financial and private non-financial sectors as to foreign creditors, provided that the proceeds of the foreign exchange settlement, net of taxes and expenses, are at the same time allocated to (i) the purchase of foreign currency for the repayment of the principal under external debt, and/or (ii) the creation of long term external assets (Communication “A” 4,377).

•         Financial indebtedness of the private non-financial sector as to foreign creditors, provided that such indebtedness is incurred and repaid within an average life of not less than two years, including in the respective calculation any payments of principal and interest, and allocated to an investment in non financial assets (Communication “A” 4,377).

•         The proceeds of sales of external assets owned by resident legal entities, when they are allocated by the company to the purchase of non-financial assets falling within the scope of the purchases listed in Communications “C” 42,303, 42,884, 44,670 and 46,394.

•         The proceeds of sales of external assets owned by resident individuals or legal persons, when they are allocated to new capital contributions of resident companies, and the recipient company uses such funds for the purchase of non-financial assets listed in Communications “C” 42,303, 42,884, 44,670 and 46,394.

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

Rent payments (interest, profits and dividends)

Access to the MULC is admitted for the payment of interest by the financial and private non-financial sectors (Communication “A” 4,177 as amended by Communication “A” 5,264), subject to the satisfaction of the following requirements:

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

Financial debts

The repayment of the principal of financial debts incurred abroad by Argentine residents of the financial and private non-financial sectors (except for the payment of primary issues of debt securities that are authorized for public offering and listed on self-regulated markets) may only be made through access to the MULC after 365 calendar days have elapsed after the date of settlement in the relevant foreign currency in such market, or the most recent renewal thereof (Communication “A” 5,265).

Access to the local exchange market for the payment of principal installments under indebtedness incurred abroad by participants in the private non-financial sector, pursuant to the rules published under Communication “A” 4,177, as amended and restated by Communication “A” 5,265, is allowed under the following terms:

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

–      The repatriation of direct investments in the private non-financial sector, in companies that are not the controlling entities of domestic financial entities and/or real estate, provided that the investor is recorded as having maintained such investment in the country for at least 365 calendar days, under the following concepts:

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

Subsequently, Communication “A” 5,236 established that entities taking part in transactions involving persons whose transactions exceed U.S.$ 250,000 per calendar year will be required to determine that the amounts of any purchased foreign currency do not exceed:

(i)    For individuals: (a) their respective assets reported as investments in local financial assets and their Argentine Peso cash holdings, as reflected in their most recent personal assets tax return, (b) the amounts resulting from the sale in Argentina and in Argentine Pesos of any non-financial assets subject to registration and of foreign currency, as reflected in the individual’s most recent tax return and its income for the period, (c) income for the calendar year and subject to income tax withholdings, (d) income for the year on financial assets and not subject to income tax, and (e) amounts received during the year as inheritance. Evidence of the entity’s determination accompanied by any relevant supporting documents showing that the purchase of foreign currency was effected with funds derived from the aforementioned sources shall remain in the entity’s records for inspection by the Argentine Central Bank; and

(ii)   For legal entities: the amount of their respective shareholders’ equity as shown in their financial statements for the most recently ended fiscal year, minus any investments in foreign assets as of such date, foreign currency denominated deposits in local entities, interests held in other local entities, distribution of profits and dividends approved after theConsolidated Statement of Financial Position, plus any earnings obtained after the end of the fiscal year and any sales of foreign currency in the domestic market.

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

Survey of security issues and other external obligations of the private financial and non-financial sectors

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

•         Extortion (Section 168 of the Argentine Criminal Code);

•         Tax crimes contemplated by Law No. 24,769; and

•         Human  trafficking.

Argentina’s Law of Money Laundering, like other international money laundering laws, does not designate sole responsibility to the Argentine government for the monitoring of these criminal activities, but rather also delegates certain obligations to various private sector entities such as banks, stockbrokers, stock market entities, and insurance companies. These obligations essentially consist of information gathering functions, such as:

•         obtaining from customers documents that indisputably prove the identity, legal status, domicile and other information, concerning their operations needed to accomplish the intended activity;

•         reporting any suspicious activity or operation;

•         keeping any monitoring activities in connection with a proceeding pursuant to the Money Laundering Law confidential from both customers and third parties.

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

In this sense, the guide on unusual or suspected money laundering or terrorist financing transactions in the financial and foreign exchange system (pursuant to UIF Resolution No. 121/2011) requires the reporting of unusual transactions suspected of pursuing money laundering or terrorist financing purposes, based on the relevant capabilities of the entity subject to the reporting obligation and on the analysis performed. In particular, the following special circumstances, among others, shall be considered: (a) if the amount, type, frequency and nature of a transaction made by a customer holds no relationship to such customer’s previous history and financial activity; (b) amounts that are unusually high or transactions that are of a complexity and type not usual for the relevant customer; (c) if a customer refuses to provide information or documents required by the entity or the information furnished is found to have been altered; (d) if a customer fails to comply with any applicable regulation; (e) if a customer appears to show an unusual disregard for risks it may be assuming and/or costs involved in the transactions, and this is incompatible with the customer’s financial profile; (f) if a country or jurisdiction that are considered “tax havens” or have been identified as non-cooperative by the Financial Action Task Force (“FATF”) are involved; (g) if a same address appears registered for different legal entities or the same natural persons have been empowered by and/or act as attorneys-in-fact for different legal entities and such circumstance is not justified by any financial or legal reason, in particular taking into account whether any such companies or entities are located in “tax havens” and their main business involves off-shore transactions; (h) if transactions of a similar nature, amount, type or which are conducted simultaneously, it may be presumed that a single transaction that has been split into several for the purpose of avoiding the application of transaction detection and/or reporting procedures; (i) if continued profits or losses are derived from transactions repeatedly conducted between the same parties; or (j) if certain signs suggest an illegal source, handling or use of funds involved in the transactions, and the entity subject to the legal obligation does not have any explanation for this.

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

Taxation

The following summary contains a description of the principal Argentine and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common shares or ADSs.  The summary is based upon the tax laws of Argentina and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change.  Investors should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common shares or ADSs.

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

Dividends Tax

Dividends paid on our class B common shares or ADSs to individuals or undivided estates domiciled in Argentina and non-resident persons (whether individuals or legal entities) are subject to income tax at a 10% rate as a single and final payment (except for dividends paid out in the form of shares or quotas);  additionally, such dividends paid in excess of our taxable accumulated income at the previous fiscal period are subject to withholding at the rate of 35% in respect of the excess portion of the dividends paid. If applicable, the 10% withholding will apply on the amount resulting from subtracting the 35 % withholding from the dividends or earnings distribution amount. Both the 10% and the 35% withholdings are subject to the limits set forth by Double Taxation Treaties in force.

Class B Capital Gains Tax

Resident individuals.

The Income Tax Reform introduced by Act No. 26,893 provided for the taxability of resident individuals’ income resulting from the disposition of shares not listed on stock exchanges or securities markets as authorized by the NATIONAL SECURITIES COMMISSION, an autarchic entity within the SUB-SECRETARIAT OF FINANCIAL SERVICES of the MINISTRY OF ECONOMY AND PUBLIC FINANCE’S FINANCIAL SERVICES, irrespective of the frequency or regularity of such operations. This income is subject in all cases to the 15% tax rate.

Foreign beneficiaries.

Pursuant to the previously mentioned Income Tax Reform, all income resulting from the purchase and sale, exchange or other disposition of shares earned by foreign beneficiaries will be subject to the income tax, whether or not they are listed on stock exchanges or securities markets and/or have an authorization for public offering, or if they do not meet such requirements. A 13.5% effective income tax withholding ratewill apply to foreign individual and legal entities.

Local entities.

Capital gains obtained by Argentine entities in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina derived from the sale, exchange or other disposition of our class B common shares or ADSs are subject to income tax at the rate of 35%.  Losses arising from the sale of our class B common shares or ADSs can be applied to offset such income.

Personal Assets Tax

Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year.  The applicable tax rate is 0.5% and is levied on the equity value, or the book value, of the shares arising from the last balance sheet.  Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine individuals and/or foreign shareholders or by withholding dividend payments.

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

Tax Treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Sweden and Switzerland. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class B common shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be exempted from the payment of the personal asset tax.

United States Federal Income Tax Considerations

This summary describes certain U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of ADSs. This summary applies to a holder only if such holder holds the ADSs as capital assets for tax purposes. This summary does not apply to investors that are members of a class of holders subject to special rules, such as:

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

Dividends

The gross amount of distributions that investors receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid in Argentine Pesos will be included in an investor’s income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars.  A U.S. holder will have a tax basis in such Pesos for U.S. federal income tax purposes equal to the U.S. Dollar value on the date of such receipt.  Any subsequent gain or loss in respect of such Pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income from U.S. sources for foreign tax credit purposes. If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2013 taxable year. In addition, based on  our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2014 taxable year.

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

As of December 31, 2013, we had no material exposure to interest rate risk because all our outstanding financial debt bore interest at fixed rates. See Note 5.1 of our Consolidated Financial Statements for further information. In addition, we had no material exposure to commodity price risk because our commodities represented less than 1.4% of our operating expenses.

Foreign Currency Risk

Our cash and deposits in U.S.Dollars amounted to U.S.$ 3.7 million at December 31, 2013.

As of December 31, 2013, the potential loss to Edenor that would result from a hypothetical 10% change in foreign currency exchange rates, after giving effect to the impact of the change on our assets and liabilities denominated in foreign currency as of December 31, 2013, was approximately Ps. 135.8 million, primarily due to the increase in the principal amount of, and debt service payments on, our foreign currency indebtedness.

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

Item 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds

On April 30, 2007, we completed an initial public offering. We received U.S. $57.7 million in net proceeds from the offering. We did not receive any proceeds from the sale of our shares and ADSs by our selling shareholders in the offering. We used all of the net proceeds we received from the offering to repurchase a part of our then outstanding Fixed Rate Par Notes due 2016 and Discount Notes due 2014 in various market repurchase transactions during 2007 and to make capital expenditures.

Item 15.       Controls and Procedures

(a)  Disclosure Controls and Procedures.

                Management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15e of the Securities Exchange Act of 1934 as of December 31, 2013.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation, management, including the chief executive officer and chief financial officer concluded that as of December 31, 2013, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)  Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The company’s internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2013.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (1992) in Internal Control-Integrated Framework.  Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2013.

The effectiveness of the Company´s internal control over financial reporting as of December 31, 2013 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report, which is included herein.

 (c)Attestation Report of the Registered Public Accounting Firm

Reference is made to the report of the Price Waterhouse & Co. S.R.L. on page [F-102] of this annual report.

(d)Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.              Audit Committee Financial Expert

Our board of directors has determined that Eduardo Llanos, an independent member of our board of directors, under Argentine law and Rule 10A-3, is an “audit committee financial expert” as defined in Item 16A of Form 20F under the Securities and Exchange Act of 1934.  See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Audit Committee.”

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

Item 16C.    Principal Accountant Fees and Services

Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers network) acted as our independent registered public accounting for the fiscal years ended December 31, 2013 and 2012. The chart below sets forth the services rendered to us by Price Waterhouse & Co. S.R.L. and the fees billed in each year for those services (including related expenses), and breaks down these amounts by category of service in Pesos:

Year ended December 31,
	2013	2012(1)

Audit fees	Ps. 4,382,821	Ps. 4,246,047
Audit-related fees	332,521	999,154
Tax fees	-	-
All other fees	-	-
Total	Ps. 4,715,342	Ps. 5,245,201

 ____________________

(1)     Includes the amount in fees billed in U.S. Dollars, which, for the convenience of the reader, has been converted into Pesos at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2012 of Ps. 4.918to U.S. $1.00.

All of our audit fees and audit-related fees, contained in the above table were billed by Price Waterhouse & Co. S.R.L., independent registered public accounting firm.

                Audit-related fees in the above table are the aggregate fees for services provided in connection with various corporate transactions and, such as review of corporate filings and certifications Audit Committee Pre-Approval Policies and Procedures.

We have adopted pre-approval policies and procedures under which all audit services provided by our external auditors must be pre-approved by the audit committee as set forth in our internal policies. Any service proposals submitted by external auditors need to be discussed and approved by the audit committee during its meetings, which take place at least four times a year. Once the proposed service is approved, we formalize the engagement of services. The approval of any audit services to be provided by our external auditors is specified in the minutes of our audit committee.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any affiliated purchaser has engaged in share repurchases during the year ended December 31, 2013.

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

The CNV’s Regulations, specifically Article 11 of Section III, Chapter III, Title II I, indicate the criteria for establishing independence of a director. They provide that any director who does any of the following is not independent:

(i)                   Is a member of the board of directors of or employee of any of the shareholders with material holdings [1] in the company or of other companies whose shareholders have direct or indirect material holdings;

(ii)                 works at the company in an employment relationship or worked in an employment relationship at any time in the past 3 years;

(iii)                performs professional services or belongs to a company or professional association that provides such services to the company or its shareholders with material holdings;

(iv)               directly or indirectly has a material holding in the company;

(v)                 directly or indirectly sells or supplies goods or services to the company and/or its direct or indirect shareholders with material holdings;

(vi)             is spouse, relative to the fourth degree of consanguinity, or relative to the second degree of affinity of any individuals who would qualify as non-independent if they were members of the management body.

In addition, Article 4 of Section III, Chapter I, Title XII of the CNV’s Regulations provides that at each election of directors, the non-independence or independence of any candidates proposed at the shareholders’ meeting must be disclosed. Moreover, after the shareholders’ meeting in which directors are appointed, the personal data of the appointed directors and their qualification as independent or non-independent (in the latter case in the form of an affidavit executed by each director) must be disclosed to the CNV and the exchanges where the company has its securities listed.

SECTION 303A.03. This rule requires regular scheduled meetings of non-executive directors to increase the involvement and efficiency of such director.

N Neither Argentine law norEdenor’s bylaws require that any such meetings be held.

Edenor Edenor’s board of directors as a whole is responsible for administering and monitoringthe company’s affairs. Under Argentine law, the board of directors may approve the delegation of specific responsibilities to designated directors or executive directors and or managers of the Company. Also, it is mandatory for public companies to have a supervisory committee (Comisión Fiscalizadora), which is responsible for monitoring legal compliance by the Company withArgentine law, its bylaws and shareholders’ resolutions. The supervisory committee, without prejudice to the role of external auditors, is also required to present to the shareholders at the annual ordinary general meeting a written report on the reasonableness of the financial information ofthe Company’s annual report and the financial statements presented to the shareholders by Edenor’s board of directors. The supervisory committee also presents a report to the board of directors on Edenor’s quarterly financial statements. The members of the supervisory committee are not directors of the company.

SECTION 303A.04. Listed companies must organize an Appointment and Corporate Governance Committee composed entirely of independent directors.

N Neither  Argentine  law nor Edenor’s  bylaws  require having  an  Appointment  Committee  nor  a Corporate  Governance  Committee. We note, however, that CNV corporate governance rules recommend having rules and procedures relating to the selection of Board members and executive directors.

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

Item 18.       Financial Statements

Reference is made to pages F-1 to [F-101] of this annual report.

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

2.2          Indenture dated October 9, 2007, between Empresa Distribuidora y Comercializadora Norte S.A., as Issuer, and The Bank of New York, as Trustee, Co-Registrar and Paying Agent, and Banco Santander Río S.A., as Registrar, Transfer and Paying Agent in Argentina and Representative of the Trustee in Argentina (previously filed as Exhibit 2.3 to Edenor’s Annual Report on Form 20-F (File No. 001-33422) on June 26, 2008 and incorporated by reference herein).

2.3          Registration Rights Agreement, dated October 9, 2007, between Empresa Distribuidora y Comercializadora Norte S.A. and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. as Representatives of the Initial Purchasers (previously filed as Exhibit 2.4 to Edenor’s Annual Report on Form 20-F (File No. 001-33422) on June 26, 2008 and incorporated by reference herein).

2.4          Indenture dated October 25, 2010, between Empresa Distribuidora y Comercializadora Norte S.A., as Issuer, and The Bank of New York, as Trustee, Co-Registrar and Paying Agent, and Banco Santander Río S.A., as Registrar, Transfer and Paying Agent in Argentina and Representative of the Trustee in Argentina (previously filed as Exhibit 2.5 to Edenor’s Annual Report on Form 20-F (File No. 001-33422) on June 6, 2011, and incorporated by reference herein).

12.1 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 .

12.2 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 .

13.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 .

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima
By: /s/ Leandro Montero
Name: Leandro Montero Title: Chief Financial Officer

Date: April 28, 2014

EDENOR S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the concession agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August  3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Electricidad Argentina S.A.

Legal address: 3302 Ortiz de Ocampo, Building 4, City of Buenos Aires

Main business of the parent company:  Investment in Edenor’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.54%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2013

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (Note 19)

Common, book-entry shares, face value 1 and 1 vote per share

Class A	462,292,111
Class B (1)	442,210,385
Class C	1,952,604
906,455,100

(1)  Includes 9,412,500 treasury shares as of December 31, 2013 and 2012, respectively.

Edenor S.A.

Consolidated Statement of Financial Position

as of December 31, 2013 and 2012

(Stated in thousands of pesos)

	Note	12.31.13	12.31.12
ASSETS

Non-current assets
Property, plant and equipment	10	5,189,307	4,344,599
Intangible assets	11	-	845,848
Interest in joint ventures	7	427	422
Trade receivables	14	-	2,042
Other receivables	13	199,395	195,018
Total non-current assets		5,389,129	5,387,929

Current assets
Assets under construction	18	-	84,466
Inventories	16	83,853	85,002
Trade receivables	14	803,095	889,383
Other receivables	13	522,112	127,226
Financial assets at fair value through profit or loss	15	216,434	3,415
Cash and cash equivalents	17	243,473	71,108
Total current assets		1,868,967	1,260,600
Assets of disposal group classified as held for sale	37	-	223,398
TOTAL ASSETS		7,258,096	6,871,927

Edenor S.A.

Consolidated Statement of Financial Position

as of December 31, 2013 and 2012 (Continued)

(Stated in thousands of pesos)

	Nota	12.31.13	12.31.12
Capital and reserves attributable to the owners
Share capital	19	897,043	897,043
Adjustment to share capital	19	397,716	397,716
Additional paid-in capital	19	3,452	3,452
Treasury stock	19	9,412	9,412
Adjustment to treasury stock	19	10,347	10,347
Other comprehensive loss		(28,277)	(14,659)
Retained earnings/Accumulated deficit		(113,391)	(885,130)
Equity attributable to the owners		1,176,302	418,181
Non-controlling interests		-	71,107
TOTAL EQUITY		1,176,302	489,288

LIABILITIES
Non-current liabilities
Trade payables	21	220,796	155,313
Deferred revenue	23	33,666	264,427
Other payables	22	944,718	1,894,772
Borrowings	24	1,309,949	1,350,700
Salaries and social security taxes payable	25	25,959	17,460
Benefit plans	26	102,691	97,436
Provisions	30	83,121	80,019
Tax liabilities	28	4,406	9,971
Deferred tax liability	27	73,427	230,411
Total non-current liabilities		2,798,733	4,100,509
Current liabilities
Trade payables	21	2,481,308	1,208,656
Borrowings	24	40,583	103,143
Salaries and social security taxes payable	25	420,857	383,642
Benefit plans	26	-	14,968
Tax liabilities	28	182,469	253,574
Other payables	22	147,177	150,387
Provisions	30	10,667	10,493
Total current liabilities		3,283,061	2,124,863
Liabilities of disposal group classified as held for sale	37	-	157,267
TOTAL LIABILITIES		6,081,794	6,382,639
TOTAL LIABILITIES AND EQUITY		7,258,096	6,871,927

The accompanying notes are an integral part of the Consolidated Financial Statements.

Edenor S.A.

Consolidated Statement of Comprehensive Income (Loss)

for the years ended December 31, 2013, 2012 and 2011

(Stated in thousands of pesos)

	Note	12.31.13	12.31.12	12.31.11
Continuing operations
Revenue from sales	31	3,440,691	2,976,182	2,302,045
Electric power purchases		(2,050,295)	(1,740,231)	(1,130,890)
Subtotal		1,390,396	1,235,951	1,171,155
Transmission and distribution expenses	32	(2,055,285)	(1,344,116)	(970,501)
Gross loss		(664,889)	(108,165)	200,654

Selling expenses	32	(548,256)	(352,938)	(261,948)
Administrative expenses	32	(324,768)	(249,395)	(196,602)
Other operating income	33	61,580	32,263	22,499
Other operating expense	33	(142,777)	(150,211)	(93,848)
Gain from interest in joint ventures		5	3	4
Gain from acquisition of companies		-	-	434,959
Revenue from customers contributions exempt from devolution		700	-	-
Operating loss before Resolution SE 250/13 and SE Note 6852/13		(1,618,405)	(828,443)	105,718
Higher costs recognition - Resolution SE 250/13 and SE Note 6852/13	2.c.III	2,933,052	-	-
Operating profit (loss)		1,314,647	(828,443)	105,718

Financial income	34	287,068	75,505	53,521
Financial expenses	34	(504,854)	(225,976)	(150,569)
Other financial expense	34	(273,110)	(168,106)	(93,467)
Net financial expense		(490,896)	(318,577)	(190,515)
Profit (Loss) before taxes		823,751	(1,147,020)	(84,797)

Income tax	27	44,116	116,717	(82,177)
Profit (Loss) for the year from continuing operations		867,867	(1,030,303)	(166,974)

Discontinued operations	37	(95,108)	16,887	(124,407)
Profit (Loss) for the year		772,759	(1,013,416)	(291,381)

Profit (Loss) for the year attributable to:
Owners of the parent		771,739	(1,016,470)	(304,057)
Non-controlling interests		1,020	3,054	12,676
Profit (Loss) for the year		772,759	(1,013,416)	(291,381)

Profit (Loss) for the year attributable to the owners of the parent:
Continuing operations		867,867	(1,030,303)	(166,974)
Discontinued operations		(96,128)	13,833	(137,083)
		771,739	(1,016,470)	(304,057)

Edenor S.A.

Consolidated Statement of Comprehensive Income (Loss)

for the years ended December 31, 2013, 2012 and 2011(Continued)

(Stated in thousands of pesos)

	Note	12.31.13	12.31.12	12.31.11
Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	26	(20,951)	7,937	(10,247)
Tax effect of actuarial income (losses) on benefit plans	27	7,333	(2,778)	3,586
Total other comprehensive loss from discontinued operations		-	(2,104)	(5,679)
Total other comprehensive (losses) income		(13,618)	3,055	(12,340)

Comprehensive income for the year attributable to:
Owners of the parent		758,121	(1,013,204)	(315,394)
Non-controlling interest		1,020	2,843	11,673
Comprehensive income for the year		759,141	(1,010,361)	(303,721)

Comprehensive income for the year attributable to owner of the parent
Continuing operations		757,101	(1,025,145)	(173,635)
Discontinued operations		1,020	11,941	(141,759)
		758,121	(1,013,204)	(315,394)

Basic and diluted earnings (loss) per share attributable to the owners of the parent:
Basic and diluted earnings (loss) per share from continuing operations	35	1.00	(1.15)	(0.19)
Basic and diluted (loss) earnings per share from discontinued operations	35	(0.11)	0.02	(0.15)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Edenor S.A.

Consolidated Statement of Changes in Equity

for the years ended December 31, 2013,2012 and 2011

(Stated in thousands of pesos)

	Attributable to the owners of the parent
	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Legal reserve	Other comprehensive loss	Retained earnings / Accumulated deficit	Subtotal equity	Non-controlling interests	Total equity
Balance at January 1, 2011	897,043	986,142	9,412	10,347	18,317	64,008	(6,588)	(235,354)	1,743,327	-	1,743,327

Acquisition of companies	-	-	-	-	-	-	-	-	-	230,040	230,040
Additional purchase of non-controlling interests	-	-	-	-	3,452	-	-	-	3,452	(9,861)	(6,409)
Variation in non-controlling interests due to acquired companies sale agreements	-	-	-	-	-	-	-	-	-	183,949	183,949
Other comprehensive loss for the year	-	-	-	-	-	-	(11,337)	-	(11,337)	(1,003)	(12,340)
(Loss) gain for the year	-	-	-	-	-	-	-	(304,057)	(304,057)	12,676	(291,381)
Balance at December 31, 2011	897,043	986,142	9,412	10,347	21,769	64,008	(17,925)	(539,411)	1,431,385	415,801	1,847,186

Sale of subsidiaries	-	-	-	-	-	-	-	-	-	(365,499)	(365,499)
Distribution of dividends - Aeseba S.A.	-	-	-	-	-	-	-	-	-	(5,811)	(5,811)
Absorption of accumulated losses - Shareholders' Meeting of 04/27/2012 (Note 19)	-	(588,426)	-	-	(18,317)	(64,008)	-	670,751	-	-	-
Increase of non-controlling interest of discontinued operations	-	-	-	-	-	-	-	-	-	23,773	23,773
(Loss) gain for the year	-	-	-	-	-	-	-	(1,016,470)	(1,016,470)	3,054	(1,013,416)
Other comprehensive income for the year	-	-	-	-	-	-	3,266	-	3,266	(211)	3,055
Balance at December 31, 2012	897,043	397,716	9,412	10,347	3,452	-	(14,659)	(885,130)	418,181	71,107	489,288

Absorption of accumulated losses - Shareholders' Meeting of 04/25/2013 (Note 19)	(89,704)	(397,716)	(941)	(10,347)	(3,452)	-	-	502,160	-	-	-
Reversion of absorption of accumulated losses - Shareholders' Meeting of 12/20/2013 (Note 19)	89,704	397,716	941	10,347	3,452	-	-	(502,160)	-	-	-
Sale of subsidiaries	-	-	-	-	-	-	-	-	-	(72,127)	(72,127)
Gain for the year	-	-	-	-	-	-	-	771,739	771,739	1,020	772,759
Other comprehensive loss for the year	-	-	-	-	-	-	(13,618)	-	(13,618)	-	(13,618)
Balance at December 31, 2013	897,043	397,716	9,412	10,347	3,452	-	(28,277)	(113,391)	1,176,302	-	1,176,302

(a)                The accompanying notes are an integral part of the Consolidated Financial Statements.

Edenor S.A.

Consolidated Statement of Cash Flows

for the years ended December 31, 2013, 2012 and 2011

(Stated in thousands of pesos)

	Note	12.31.13	12.31.12	12.31.11
Cash flows from operating activities
Profit (Loss) for the year		772,759	(1,013,416)	(291,381)
Adjustments to reconcile net profit (loss) to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	10	212,148	192,554	184,792
Loss on disposals of property, plant and equipment	33	1,230	1,849	1,751
Loss on interest in joint ventures		(5)	(3)	(4)
Net gain from the repurchase of Corporate Notes	34	(88,879)	-	(6,546)
Accrued interest, net of interest capitalized	34	196,626	182,605	95,260
Exchange differences	34	365,759	192,879	100,485
Income tax	27	(44,116)	(116,717)	82,177
Allowance for the impairment of trade and other receivables, net of recovery	32 and 33	33,699	54,415	13,184
Provision for contingencies	33	36,033	24,780	16,634
Adjustment to present value of other receivables	34	(2,378)	2,196	(1,170)
Changes in fair value of financial assets	34	(16,097)	(39,053)	(14,753)
Gain from acquisition of companies		-	-	(434,959)
Accrual of benefit plans	26	22,540	20,364	9,913
Higher costs recognition - Resolution SE 250/13 and Note SE 6852/13	2.c.III	(2,933,052)	-	-
Discontinued operations	37	168,628	287,788	349,761
Changes in operating assets and liabilities:
Net increase in trade receivables		(48,471)	(306,043)	(63,630)
Net increase in other receivables		(111,942)	(15,300)	(43,970)
Increase in inventories		(42,692)	(18,297)	(10,456)
Increase in assets under construction		-	-	(8,569)
Increase in trade payables		1,212,727	207,684	195,565
Increase in salaries and social security taxes payable		95,319	88,759	63,696
Decrease in benefit plans		(7,904)	(3,989)	(2,718)
(Decrease) / Increase in tax liabilities		(44,888)	43,380	(19,201)
(Decrease) / Increase in deferred revenue		(700)	16,908	17,458
Increase in other payables		262,007	40,868	120,245
Net decrease in provisions		(25,299)	(12,050)	(10,958)
Funds obtained from the program for the rational use of electric power (PUREE) (Res SE No. 1037/07)		491,947	410,674	337,990
Subtotal before CAMMESA financing		504,999	242,835	680,596
Net increase for funds obtained - CAMMESA financing		1,079,210	295,714	10,087
Net cash flows provided by operating activities		1,584,209	538,549	690,683

Edenor S.A.

Consolidated Statement of Cash Flows

for the years ended December 31, 2013, 2012 and 2011(Continued)

(Stated in thousands of pesos)

	Nota	12.31.13	12.31.12	12.31.11
Cash flows from investing activities
Net (payment for) collection of purchase / sale of financial assets at fair value		(97,399)	37,770	443,457
Acquisitions of property, plant and equipment	10	(1,039,919)	(537,903)	(434,651)
Payment for acquisition of companies		-	-	(442,911)
Payment for acquisition of additional non-controlling interests		-	-	(6,409)
Loans granted		-	(536)	(39,741)
Collection of financial receivable with related companies		2,051	142,372	90,602
Collection of receivables from sale of subsidiaries - SIESA		2,940	-	-
Collection for sale of discontinued operations		-	-	126,701
Incorporation of cash and cash equivalents in acquired companies		-	-	119,042
Discontinued operations	37	(124,246)	(232,131)	(610,893)
Net cash flows used in investing activities		(1,256,573)	(590,428)	(754,803)

Cash flows from financing activities
Loans taken	24	-	751	298,190
Payment of principal and interest on loans	24	(202,511)	(165,373)	(380,433)
Discontinued operations	37	25,388	136,786	55,889
Net cash flows used in financing activities		(177,123)	(27,836)	(26,354)

Net increase / (decrease) in cash and cash equivalents		150,513	(79,715)	(90,474)

Cash and cash equivalents at beginning of year in the statement of financial position	17	71,108	130,509	246,007
Cash and cash equivalents at beginning of year included in assets of disposal group classified as held for sale	37	11,154	28,305	-
Exchange differences in cash and cash equivalents		10,698	3,163	3,281
Net increase / (decrease) in cash and cash equivalents		150,513	(79,715)	(90,474)
Cash and cash equivalents at year end	17	243,473	82,262	158,814

Cash and cash equivalents at year end in the statement of financial position	17	243,473	71,108	130,509
Cash and cash equivalents at year end included in assets of disposal group classified as held for sale	37	-	11,154	28,305
Cash and cash equivalents at year end		243,473	82,262	158,814

Edenor S.A.

Consolidated Statement of Cash Flows

for the years ended December 31, 2013,2012 and 2011(Continued)

(Stated in thousands of pesos)

Supplemental cash flows information
Non-cash operating, investing and financing activities

Financial costs capitalized in property, plant and equipment		(3,463)	(6,405)	4,095

Decrease in PUREE - related liability (Res. SE 250/13 and Note SE 6852/13)	2.c.III	(1,661,105)	-	-

Decrease in CAMMESA - payables for purchase of electricity (Res. SE 250/13 and Note SE 6852/13)	2.c.III	(1,152,266)	-	-

Increase in financial assets at fair value from subsidiary sale	37	(334,340)	-	-

Decrease in financial assets at fair value from repurchase of Corporate Notes	24	165,085	-	-

Increase of benefit plans from actuarial losses exposed in other comprehensive income	26	20,951	(7,937)	10,247

Decrease of other receivables for collection of corporate notes with related companies	24 and 37	52,840	-	-

Net increase of trade receivables from assets of disposal group classified as held for sale	37	(44,627)	-	-

Acquisitions of property, plant and equipment through increased debt FOTAE	41	(48,960)	-	-

Acquired companies
Cash and cash equivalents		-	-	119,042
Property, plant and equipment and intangible assets		-	-	1,881,404
Inventories		-	-	4,256
Trade receivables		-	-	255,260
Other receivables		-	-	84,649
Trade payables		-	-	(257,770)
Borrowings		-	-	(450,018)
Deferred tax liability		-	-	(78,845)
Other liabilities		-	-	(331,026)
Net assets		-	-	1,226,952
Non-controlling interests		-	-	(230,040)
Net assets acquired		-	-	996,912
Bargain purchase		-	-	434,959
Cash paid		-	-	(561,953)
Cash and cash equivalents in acquired companies		-	-	119,042
Net cash outflow for acquisition of companies		-	-	(442,911)

The accompanying notes are an integral part of the Consolidated Financial Statements.

1.                   General information

History and development of the Company

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A. or the Company) was organized on July 21, 1992 by Decree No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA S.A.).

By means of an International Public Bidding, the Federal Government awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by Electricidad Argentina S.A. (EASA), the parent company of Edenor S.A. The award and transfer of the contract were approved on August 24, 1992 by Decree No. 1,507/92 of the Federal Government.

On September 1, 1992, EASA took over the operations of EDENOR S.A.

The corporate purpose of EDENOR S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, lease the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by EDENOR S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In the fiscal years ended December 31, 2012 and 2011, the Company recorded negative operating and net results, and both its liquidity level and working capital were severely affected. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining tariff increases and/or recognition of its real higher costs (“CMM”), as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%, which have led the Company to report negative equity as of March 31, 2013.  As a consequence of the partial recognition of higher costs (in accordance with the provisions of Section 4.2 of the Adjustment Agreement) for the period May 2007 through September 2013 that occurred in the current fiscal year through Resolution 250/13, the Company turned its accumulated deficit as of March 31, 2013 into positive retained earnings, thereby rectifying the situation of corporate dissolution to which it had been exposed.

Nevertheless, the constant increase in the operating costs that are necessary to maintain the level of the service, and the delay in obtaining genuine tariff increases will continue to deteriorate the Company’s operating results, demonstrating that this recognition is insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires (so much so that the Company’s operating and net results for the year being reported were also negative prior to applying SE Resolution 250/13), but also does not allow for the regularization of the cash flows the Company needs to provide the public service and make the totality of the investments.

It is worth mentioning that, in general terms, the quality of the distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years has also been satisfied. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, the Company has adopted a series of measures aimed to mitigate the negative effects of this situation on its financial structure, such as: (i) reducing specified costs, including the reduction of top management fees; (ii) selling or disposing of all its shareholdings in subsidiaries and collecting the loans granted to such companies; (iii) making all reasonable efforts to obtain from the authorities the funds necessary to face the salary increases demanded by unions; (iv) seeking new financing options; (v)  refinancing the financial debt with extended maturity terms and/or; (vi) optimizing the use of the available resources provided that these measures do not affect the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

Additionally, the Company has made a series of presentations before control agencies, regulatory authorities and courts in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of distribution service, maintenance the level of investments and compliance with the increased demand. In this context, the ENRE has issued Resolution 347/12, which established the application of fixed and variable charges that allowed the Company to obtain additional revenue as from November 2012, and the Energy Secretariat has issued the previously described Resolution 250/13, pursuant to which the higher costs were partially recognized. However, such revenue is insufficient to make up the aforementioned deficit.

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

                Furthermore, with the aim of maintaining and guaranteeing the provision of the public service, and in order to alleviate the financial situation, as from October 2012 the Company found itself forced to partially cancel, on a temporary basis, the obligations with the Wholesale Electricity Market with surplus cash balances after having complied with the commitments necessary to guarantee the provision of the public service that EDENOR is required to provide, including the investment plans underway and operation and maintenance works, as well as with the payment of the salary increases established by Resolution 1906/12 of the Secretariat of Labor dated November 27, 2012 and the Salary Agreement dated February 26, 2013.  In this regard, the ENRE and CAMMESA sent notices to the Company demanding payment of such debt, which have been duly replied by the Company.

In this framework, and considering both the above-described situation and the negative equity reported in the Company’s Financial Statements for the interim period ended March 31, 2013, during the year the Energy Secretariat (“SE”) issued Resolution 250/13, and SE Note 6852/13, which, among other issues, determined and approved the values of the adjustments resulting from the CMM, to which the Company is entitled, for the period May 2007 through September 2013, although in today’s terms they are insufficient to cover the current operating deficit. Additionally, it established mechanisms to offset this recognition against the PUREE-related liability, and, partially, against the debt held with CAMMESA as detailed in Note 2.c).

In this manner, the Energy Secretariat, in its capacity as grantor of the Concession Agreement, has provided a solution which, although transient and partial in nature, temporarily modified the situation that the Company tried to rectify with the filing of the action for the protection of its rights (“acción de amparo”). This solution, in addition to the requirement imposed by the Energy Secretariat through Resolution 250/13, led the Company to abandon, on May 29, 2013, the action filed, requesting that both parties be charged with the legal costs thereof, and to continue to claim on the fundamental issue by way of another action (Note 9.i).

Consequently, as described in Note 2.c), these financial statements include the effects of such regulations, which resulted mainly in the Company recording a positive balance in the retained earnings account rather than accumulated deficit, in accordance with that mentioned in the preceding paragraphs.

Although the effects of these regulations are a significant step towards the recovery of the Company’s situation, inasmuch as it allows for the regularization of the equity imbalance generated by the lack of a timely recognition of the CMM adjustment requests made in the last seven years, such regulations do not provide a definitive solution to the Company’s economic and financial equation due to the fact that the level of revenue generated by the electricity tariff schedules in effect, even after applying SE Resolution 250/13 and SE Note 6852/13,  does not allow for the absorption of neither operating costs nor investment requirements or the payment of financial services. Therefore, this cash flow deficit will translate once again into a working capital deficit, which, taking into account that the Company is not in condition to have access to other sources of financing, will result in the need to continue to cancel only partially the obligations with CAMMESA for energy purchases.

In spite of the above-mentioned, the Company Board of Directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of the Company’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action. Nevertheless, the improvement of revenues so as to balance the economic and financial equation of the concession continues to be the most relevant aspect.

The outcome of the overall electricity tariff review is uncertain as to both its timing and final form. Therefore, the uncertainties of the previous financial year in this regard continued during the year being reported, thus if in fiscal year 2014: (i) the new electricity tariff schedules are not issued by the ENRE; (ii) the Company is not granted other recognition or any other mechanism to compensate for cost increases, in addition to the revenue obtained from the application of Resolution 347/12, the funds derived from the PUREE, or the recognition of CMM values and the offsetting mechanism established by Resolution 250/13 and SE Note 6852/13, and/or; (iii) the Company does not obtain from the Federal Government other mechanism that provides it with financing for cost increases, it is likely that the Company will have insufficient liquidity and will therefore be obliged to continue implementing, and even deepening, measures similar to those applied until now in order to preserve cash and enhance its liquidity. As stated in previous periods, the Company may not ensure that it will be able to obtain additional financing on acceptable terms. Nevertheless, it must be pointed out that due to the fact that the revenue deriving from the FOCEDE for the execution of the necessary woks arising from the Investment Plan of distribution companies is temporarily insufficient, the Energy Secretariat has considered the possibility of financing such deficit, should it be necessary, through the implementation of loans for consumption (mutuum) and the assignment of secured receivables with CAMMESA. Therefore, if any of these measures, individually or in the aggregate, not be achieved, there is significant risk that such situation will have a material adverse impact on the Company’s operations. Edenor may need to enter into a renegotiation process with its suppliers and creditors in order to obtain changes in the terms of its obligations to ease the aforementioned financial situation.

Given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under the Company’s control, such as the requested electricity tariff increases, the Board of Directors has raised substantial doubt about the ability of the Company to continue as a going concern in the term of the next fiscal year.

Nevertheless, these consolidated financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that the Company will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications that might result from the outcome of this uncertainty.

2.                  Regulatory framework

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

If the Company repeatedly fails to comply with the obligations assumed in the Concession Agreement, the grantor of the concession will be entitled to foreclose on the collateral granted by the majority shareholders by means of the pledge of the Class A shares and sell them in a Public Bid. This, however, will not affect the continuity of the Holder of the concession. This situation may also occur if after the publication of the electricity tariff schedule resulting from the RTI, the Company, the Company shareholders representing at least two thirds of the share capital, and/or the former Company shareholders do not submit their waivers to the rights to claim or abandon the actions filed as a consequence of Law 25,561, which in part depends on the decisions of third parties. At the date of issuance of these financial statements, there have been no events of non-compliance by the Company that could be regarded as included within the scope of this situation.

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

On July 7, 2007 the Official Gazette published Resolution 467/07 of the ENRE pursuant to which the first management period is extended for 5 years to commence as from the date on which the Review of the Company Tariff Structure (RTI) goes into effect, which has not yet occurred. Its original maturity would have taken place on August 31, 2007.

In accordance with the provisions of Resolution 467/07 of the ENRE, the commencement of the aforementioned process for the sale of the shares shall take place when the five-year tariff period beginning after the ending of the RTI comes to an end.

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

It is worth mentioning that both the declaration of economic emergency and the period to renegotiate public utility contracts were extended through December 31, 2015 by Law No. 26,896.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012

c.         Electricity tariff situation

          I.         Adjustment Agreement entered into between Edenor  and the Federal Government

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

ii)                   the requirement that during the term of such temporary tariff structure, dividend payment be subject to the approval of the regulatory authority;

iii)                the establishment of a “social tariff” and the levels of quality of the service to be rendered;

iv)                the suspension of the claims and legal actions filed by Edenor S.A. and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;

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

vii)               the adjustment of the penalties imposed by the ENRE that are payable to customers as discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those who have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect through the date on which they are effectively paid, using, for such purpose, the average increase recorded in the Company’s distribution costs as a result of the increases and adjustments granted at each date;

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

Such agreement was ratified by the Federal Executive Power through Decree No. 1,957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007.  The aforementioned agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of the public service of electric power distribution and sale within the federal jurisdiction, between the Federal Executive Power and the holder of the concession.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Additionally, on February 5, 2007 the Official Gazette published Resolution No. 51/07 of the ENRE which approves the electricity tariff schedule resulting from the RTT, applicable to consumption recorded as from February 1, 2007. This document provides for the following:

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

iv)                 Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity tariff schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (paragraphs i) and ii) above) and from May 1, 2006 through January 31, 2007 (paragraph iii) above);

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

Resolution 434/2007 established, among other things, that the obligations and commitments set forth in section 22 of the Adjustment Agreement be extended until the date on which the electricity tariff schedule resulting from the RTI goes into effect, allowing Edenor S.A. and its shareholders to resume the legal actions suspended as a consequence of the Adjustment Agreement if the new electricity tariff schedule does not go into effect.

        II.         Tariff Structure Review (RTI)

On July 30, 2008, the Energy Secretariat issued Resolution 865/08 which modifies Resolution 434/07 and establishes that the electricity tariff schedule resulting from the RTI will go into effect in February 2009. At the date of issuance of these financial statements, no resolution has been issued concerning the application of the electricity tariff schedule resulting from such process.

The ENRE began the Tariff Structure Review Process with the issuance of Resolution 467/08. On November 12, 2009, the Company made its revenue request presentation for the new period, which included the grounds and criteria based on which the request was made. As from that moment, the Company has made successive and reiterated presentations aimed at ending the aforementioned process as well as obtaining the new electricity tariff schedule. Among them, a Preliminary Administrative Action (“Reclamo Administrativo Previo”) was filed before the Ministry of Federal Planning, Public Investment and Services in March 2012 and a petition for the immediate resolution thereof was made in October 2012. In the Company’s opinion, this claim has come to an end due to the issuance of SE Resolution 250/13 dated May 2013.

Additionally, in June 2013, the Company filed a complaint against the Federal Government claiming full compliance with the Adjustment Agreement. The complaint was amendment in November 2013 and in February 2014 a petition for the granting of a precautionary measure for the same purpose was filed. Both actions are in process.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

     III.         PUREE - CMM (Program for the Rational Use of Electric Power - Cost Monitoring Mechanism)

On May 7 and November 6, 2013, the Energy Secretariat issued SE Resolution 250/13 and Note 6852/13, respectively, whereby it:

a)       Authorized the values of the adjustments resulting from the Cost Monitoring Mechanism (CMM) for the period May 2007 through September 2013, determined in accordance with Section 4.2 of the Adjustment Agreement, but without initiating the review process contemplated in the event of variations exceeding 5%.

b)      Assessed the Company’s debt at September 30, 2013 deriving from the application of the Program for the Rational Use of Electric Power (PUREE) for the period May 2007 through September 2013.

c)       Authorized the Company to offset until September 2013 the debt indicated in paragraph b) against and up to the amount of the receivables established in paragraph a), including interest, if any, on both amounts.

d)      Instructed CAMMESA to issue Sale Settlements with Maturity Dates to be Determined (Liquidaciones de Venta con Fecha de Vencimiento a Definir - LVFVD) for the CMM surplus amounts after the offsetting process indicated in paragraph c) has been carried out.

e)      Authorized CAMMESA to receive LVFVD as part payment for the debts deriving from the economic transactions of the Wholesale Electricity Market (MEM). This amount at December 31, 2013 was offset by surpluses CMM (Notes 13 and 21).

f)        Instructed the Company to assign the credits from the surplus LVFVD, if there were any, after having complied with that established in the preceding paragraph, to the trust created under the terms of ENRE Resolution 347/12 (FOCEDE).

The Energy Secretariat, if deemed timely and suitable, may extend, either totally or partially, the application of the aforementioned resolution and note pursuant to the information provided by the ENRE and CAMMESA.

Consequently, as of December 31, 2013, the amount recorded by the Company as revenue from the recognition of higher costs resulting from the CMM, net of the revenue recorded in prior years, amounts to $ 2.9 billion, which is the total amount recognized by SE Resolution 250/13 and SE Note 6852/13, and has been disclosed in the “Higher costs recognition - SE Resolution 250/13 and SE Note 6852/13 ” line item of the Statement of Comprehensive Income (Loss). Additionally, it has recognized net interest for $ 197.5 million included in the “Financial interest” line item within the “Financial income” account of the Statement of Comprehensive Income (Loss).

The Company estimates that the remaining LVFVD will be issued and offset or paid within the next fiscal year.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

The impact of SE Resolution 250/13 and SE Note 6852/13 on both the Statement of financial position and the Statement of comprehensive income (loss) is summarized below:

Statement of Financial Position

		2013
		Res. SE 250/13	Note SE 6852/13	Total
Other receivables
Cost Monitoring Mechanism	a	2,254,953	723,630	2,978,583
Net interest CMM - PUREE	c	172,939	24,570	197,509
Other payables - Program for the rational use of electric power	b	(1,387,037)	(274,068)	(1,661,105)
Payables for purchase of electricity - CAMMESA	e	(678,134)	(474,132)	(1,152,266)
LVFVD to be issued		362,721	-	362,721

Statement of Comprehensive Income (Loss):

			Recognized in		Recognized in
			prior years		prior years
		2013	but not offset	Subtotal	and offset	Total
Higher costs recognition - Resolution SE 250/13	a	2,933,052	45,530	2,978,582	91,262	3,069,844
Financial income - Financial interest	c	197,509	-	197,509	-	197,509
		3,130,561	45,530	3,176,091	91,262	3,267,353

With the publication of the above-described SE Resolution 250/13, the Energy Secretariat, in the Company’s opinion, has explicitly and implicitly resolved the administrative claim duly filed, partially upholding the Company’s claim and with the consequences that in such regard establishes section 31 of the Administrative Procedure Law, for which reason such Claim has come to an end with the issuance of the aforementioned administrative resolution. Taking into account that which has been previously mentioned, on June 29, 2013, the Company brought an action to prevent the actions to claim full compliance with the Adjustment Agreement and compensation for damages due to such non-compliance from being time barred.

Additionally, due to the increase recorded in operating and maintenance costs in accordance with the criterion of the polynomial formula contemplated in the Adjustment Agreement, as of the date of issuance of these Financial Statements, the Company has submitted to the ENRE the CMM adjustment request, in accordance with the following detail:

Period	Application Date	CMM Adjustment
May 2013 – October 2013	November 2013	7.90%

Furthermore, the CMM adjustment values relating to the October–December 2013 period that have been neither transferred to the tariff nor authorized to be collected by other means amount, after applying SE Resolution 250/13 and SE Note 6852/13, to approximately $ 347.9 million. Furthermore, as of December 31, 2013, the balance relating to the PUREE, after applying SE Resolution 250/13 and SE Note 6852/13, amounts to $ 108.6 million (Note 22), $ 72.6 million of which have been submitted to the ENRE as of that date in accordance with the procedure in effect.

Additionally, and with regard to that mentioned in paragraphs (d) and (c) of caption c.III of this note, on December 6, 2013, the Company challenged and rejected debit notes for a total of $ 196 million issued by CAMMESA for late payment charges, maturing on December 9, 2013. The reason for challenging and rejecting such debit notes is based on the fact that SE Resolution 250/13 not only established a special system for the payment of the Company’s debts until February 2013 but also included the corresponding authorizations and instructions for CAMMESA.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

In the framework of the aforementioned Resolution, the fact that the term thereof has been extended by SE Note 6852/13 constitutes part performance. The lack of issuance of the LVFVD is not within the Company’s competence; thus it is not its responsibility.

      IV.          Electricity tariff schedules

The Energy Secretariat issued Resolution 1169/08 which approved the new seasonal reference prices of power and energy in the Wholesale Electricity Market (“MEM”). Consequently, the ENRE issued Resolution 628/08 which approved the values of the electricity tariff schedule to be applied as from October 1, 2008. The aforementioned electricity tariff schedule included the transfer of the increase in the seasonal energy price to tariffs, with the aim of reducing Federal Government grants to the electricity sector, without increasing the Company’s distribution added value.

On June 15, 2012, the National Energy Secretariat established the Seasonal Prices to be paid by the customers served by the agents who provide the public service of electricity distribution of the MEM in order for them to be consistent with the situation existing in winter and compatible with payment capacity of the different social classes comprising the residential customer category of the referred to agents’ electricity tariff schedules. For such purpose, the Energy Secretariat issued Resolution 255/12 which suspended the application of sections 6, 7, and 8 of SE Resolution 1169/08 from June 1, 2012 through September 30, 2012. Furthermore, it established the energy reference prices in the Market, applicable to the June 1-July 31, 2012 and the August 1-September 30, 2012 periods, for the different customer categories. Additionally, it established the application of SE Resolution 1301/11, and other complementary regulations and instructions, to all the customers falling within the scope thereof (section 8 of SE Resolution 255/12).

Furthermore, on November 30, 2012, Edenor S.A. was notified of Resolution 2016 of the Energy Secretariat, which approved the MEM Summer Scheduling for November 1, 2012-April 30, 2013 period, calculated in accordance with the “Scheduling of Operation, Load Dispatch and Price Calculation Procedures”. Additionally, it establishes the application as from November 1, 2012 of the Subsidized Seasonal Reference Prices defined in Appendix I for each Distribution Agent identified therein. It is also established that the Un-Subsidized Seasonal Reference Price in the MEM is kept at an annual average value of $320 Mwh and that the values to be transferred to final tariffs are in no case to exceed the Un-Subsidized Reference Prices established for each Distribution Agent.

As in previous years, Resolution 1037/07 of the Energy Secretariat, ratified by Note 1383/08 of that Secretariat, continued to produce effects. The aforementioned resolution modified the earmarking of the funds resulting from the application of the Program for the Rational Use of Electric Power (“PUREE”), being it possible to deduct therefrom a) the amounts paid by the Company as Quarterly Adjustment Coefficient (“CAT”) implemented by Section 1 of Law No. 25,957, to calculate the total value of the National Fund of Electricity (FNEE); and b) the amounts corresponding to the electricity tariffs adjustments due to the application of the Cost Monitoring Mechanism (“CMM”) established in the Adjustment Agreement, until the transfer to tariff of either of the aforementioned concepts, as applicable, is recognized.

        V.            ENRE Resolution 347/12

On November 23, 2012, ENRE issued Resolution 347 pursuant to which distribution companies were authorized, as from the issuance thereof, to include in billing a fixed amount for small-demand (T1) customers and a variable amount for medium and large-demand (T2 and T3) customers, to be calculated on a percentage of power charges. Such amounts, which are clearly indicated in the bills sent to customers, constitute a special account, which is managed by a Trust, to be exclusively used for the execution of distribution infrastructure works and corrective maintenance of each distribution company’s facilities. This Trust will be administered by an Implementation Committee comprised of 5 members (1 from Economy and Public Finance Ministry, 2 from Planning Ministry, 1 from CAMMESA and 1 from the ENRE).

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

As established in such Resolution, on November 29, 2012, the Company, in its capacity as Trustor, and Nación Fideicomisos S.A., as Trustee, entered into a private Financial and Management Trust Agreement, whereby the Company, as settlor of the trust, agreed to assign and transfer to the Trustee the fixed amounts set forth by Resolution 347 that are effectively collected, which will constitute the trust assets. Such agreement was ratified and approved by the Company Board of Directors on December 11, 2012.

On December 18, 2012, the Company and Nación Fideicomisos S.A., signed the respective Operating Manual, whose purpose is to implement, standardize, and enable the collection and management of the trust assets. On that date, the Company Board of Directors approved the Operating Manual and appointed its attorneys-in-fact to represent the Company before Nación Fideicomisos S.A. in issues related to the Trust and its Operating Manual.

On July 4, 2013, the Company and Nación Fideicomisos S.A. signed an Addendum to the private Financial and Management Trust Agreement entered into by the parties on November 29, 2012.

In the aforementioned Addendum it is agreed that Nación Fideicomisos S.A., in its capacity as trustee, will issue, in accordance with the public offering system authorized by the National Securities Commission (CNV), “Debt Securities” (VRD) to be offered to the market for a nominal value of up to $ 312.5 million. The proceeds will be used to finance the payment of the Company’s investment plan.

On July 4, 2013, VRDs for $ 250 million were issued through a private placement. A subsequent public offering of these debt securities, with the possibility of being paid-in in kind is estimated. The VRD will accrue interest at Private BADLAR rate plus a spread of 4% and will be amortized in 5 years with increasing installments.

In this regard, such agreement stipulates that payment obligations under the VRD will be solely and exclusively the obligations of Nación Fideicomisos S.A. (to the extent that the trust assets are sufficient) and will not imply in any way whatsoever any guarantee or recourse against the Company, which in no case will be liable for the non-payment, whether total or partial, of any amount owed under the VRD or any other concept contemplated by the Trust Agreement duly signed.

Additionally, on January 3, 2014, by Resolution 3/2014 of the Ministry of Federal Planning, Public Investment and Services, it was established that the investments to be made with the funds of the Fund for Electric Power Distribution Expansion and Consolidation Works (FOCEDE) will be decided by the Management Control and Coordination Under-Secretariat, which will provide the necessary instructions for the carrying out of the works and investments under the FOCEDE to the Execution Committee of the trust as well as to electricity distribution companies Edenor S.A. and Edesur S.A.

By Resolution 266/14 dated January 24, 2014, a technical commission to participate and give advice to the Management Control and Coordination Undersecretariat on technical and economic matters as well as on other issues relating to the investments to be made with the FOCEDE funds was created. This commission will be comprised of one representative of the National Regulatory Authority for the Distribution of Electricity (ENRE), one representative of the Energy secretariat, one representative of the Public Works Secretariat, both under the authority of the Ministry of Federal Planning, Public Investment and Services. The Economy and Public Finance Ministry and the National Comptroller’s Office (SIGEN) will also be invited to participate.

d.        Framework agreement

On January 10, 1994, the Company, together with EDESUR S.A., the Federal Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which the Company is to supply electricity to low-income areas and shantytowns.

On July 22, 2011, the Company entered into an Addendum with the Federal Government and the Government of the Province of Buenos Aires, for the renewal for a term of four years of the New Framework Agreement that had been signed on October 6, 2003. Such extension was approved on September 21, 2012 by Resolution 248/12 issued by the ENRE and ratified by the Ministry of Federal Planning, Public Investment and Services through Resolution 247.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

With regard to the amount receivable the Company has with the Province of Buenos Aires, on October 18, 2012 the Company entered into an Agreement for the Settlement of Non-financial Obligations and Subscription of Buenos Aires Province Government Bonds, pursuant to which the Company agreed to receive an amount of $ 0.3 million in cash and subscribe Series B Bonds for a residual nominal value of $ 6.14 million, as settlement of the debt that at December 31, 2010 such Province had with the Company for the electric power supplied to low-income areas.

As of December 31, 2013 and 2012, receivable balances with the Federal Government and the Government of the Province of Buenos Aires amounted $ 56.9 million and $ 25.4 million, respectively.

e.         Penalties

a.                    General

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as established in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE will be entitled to apply the penalties stipulated in the Concession Agreement.

As of December 31, 2013 and 2012, the Company has accrued the penalties for resolutions not yet issued by the ENRE relating to the control years elapsed as of those dates. Additionally, the Company has applied the adjustment contemplated in the temporary tariff structure as well as the adjustments established by the electricity tariff schedules applied during fiscal year 2008, Resolutions Nos. 324/08 and 628/08.

The ENRE Penalties and Discounts included in the Adjustment Agreement are adjusted as stipulated in such agreement, whereas the penalties imposed subsequent to the Adjustment Agreement are adjusted as established in each of the resolutions pursuant to which such penalties are imposed.

Furthermore, as of December 31, 2013, the Company Management has considered that the ENRE has mostly complied with the obligation to suspend lawsuits aimed at collecting penalties, without prejudice to maintaining an open discussion with the entity concerning the effective date of the Adjustment Agreement and, consequently, concerning the penalties included in the renegotiation and those subject to the criteria of the Transition Period.

b.                    Specific situations

Due to the events occurred between December 20 and December 31, 2010 in Edenor’s concession area, on February 9, 2011, the Company was notified of ENRE Resolution 32/11, whereby it was fined in the amount of $ 1.1 million and ordered to compensate those customers who had been affected by the power supply cuts for an amount which, as of December 31, 2013, arose approximately to $ 36.6 million. Those amounts have been recorded in the Other current payables account.

Edenor S.A. filed a Direct Appeal with the Appellate Court in Contentious and Administrative Federal Matters No. I, requesting that the Resolution be declared null and void. Additionally, the Company filed –with the same Court– a petition for the granting of a precautionary measure, aimed at suspending the application of the fine imposed until a decision on the direct appeal is issued.  On March 23, 2011, the court ordered the suspension of the penalty (payment of the amounts imposed), until a decision on the precautionary measure petition filed by Edenor S.A. is rendered. Against this decision, the ENRE filed a post-judgment motion for reversal (“Recurso de Reposición”) which was rejected in all its terms. On April 28, 2011, the Court rejected the precautionary measure petition filed. Therefore, Edenor S.A. filed an extraordinary federal appeal (“Recurso Extraordinario Federal”), which –after having been made available to the ENRE- was dismissed. The Company then filed an appeal (“Recurso de Queja por apelación denegada”) with the Supreme Court requesting that the rejected extraordinary federal appeal be sustained, which as of to date has not been resolved. Furthermore, on July 8, 2011, Edenor S.A. requested that notice of the substance of the case be served on the ENRE. Having this procedural step been carried out and the service of notice been answered, the proceedings are awaiting resolution.

On November 15, 2012, the Company was notified by the Regulatory Authority of ENRE Resolution 336/12, whereby the Regulatory Standards Compliance and Management Department of the ENRE was instructed to immediately initiate the corresponding penalty procedure pursuant to which distribution companies Edenor S.A. and Edesur S.A. are required to: a) determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012; b) determine the discounts to be recognized to each of them, and; c) credit them on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

In addition, it was resolved that the Company and EDESUR S.A. be ordered to pay a compensation to each small-demand residential customer (T1R) who had been affected by the power supply cuts occurred during the aforementioned period, the amount of which will depend on the electricity outage duration, provided, however, that such power cut lasted more than 12 continuous hours. The provision recorded by the Company for penalties and compensations amounts to $ 16.7 million.

On April 24, 2013, the Company was notified of the Appellate Court’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor against Resolution 32/11 was declared formally inadmissible due to the Company lack of payment of the fine imposed by the ENRE as a necessary prerequisite to having access to the judicial instance. The Company has filed an appeal against such pronouncement with the Supreme Court.

Due to the power supply cuts that occurred as a consequence of the high temperatures recorded between December 16, 2013 and January 2, 2014 in Edenor’s concession area, on January 7, 2014 the Company was notified of Resolution 3/14 pursuant to which the ENRE instituted legal proceedings and brought charges due to the Company’s failure to: 1) comply with the provisions of section 25 sub-sections a), f) and y) of the Concession Agreement, section 27 of Law No. 24,065, and ENRE Resolution 905/99; and 2) apply in due time the surplus funds of the FOCEDE (created by ENRE Resolution 347/12) exclusively earmarked for the execution of  infrastructure and corrective maintenance works in its concession area, the Company filed its reply within the terms and under the formalities prescribed by the law.

Also, on January 7, 2014, Edenor S.A. was notified of ENRE Resolution 1/14, whereby the Company was ordered to pay compensation to each small-demand residential customer (T1R) who had been affected by the power cuts that lasted more than 12 continuous hours from December 16, 2013 until that time when the service was fully restored. Such compensation, in the case of customers who had been affected by the power cuts dealt with in ENRE Resolution 32/2011, is to be increased by 100%. The Company has appealed this resolution before the Energy Secretariat, nevertheless it has begun the process to pay customers by way of discounts the amounts ordered as compensation, the estimated amount of which totals $ 77.5 million. Such amount has been recorded in the Other payables account. By Resolution 2/14 of the Ministry of Federal Planning, Public Investment and Services, notified to the Company on January 7, 2014, it was established that public utility companies are to adopt all the necessary measures to implement a call center that will be available to all customers in the event of emergency and lack of service. This 24/7 service will be implemented through a toll-free telephone number and will have that number of human resources as may be necessary to respond to the totality of the claims to be made.

Furthermore, in the framework of the previously described power outage, by Resolution 9/14 notified to the Company on January 15, 2014, the ENRE instructed both distribution companies to affect a higher number of human resources, either the companies’ own or contracted, to take care of the power supply cuts suffered by their customers due to failures in networks or facilities, and to have a continuous vehicle monitoring system in place. This resolution, which will be appealed in due time and in proper form, will nevertheless be complied with.

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

Other restrictions:

•         In connection with the issuance of Corporate Notes, during the term thereof, EASA is required to be the beneficial owner and owner of record of not less than 51% of the Company’s issued, voting and outstanding shares.

•         In connection with the Adjustment Agreement signed with the Grantor of the Concession and ratified by Decree No. 1957/06, Section ten stipulates that from the signing of the agreement through the end of the Contractual Transition Period, the majority shareholders may not modify their ownership interest nor sell their shares.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

•         In connection with the restructuring of the totality of EASA’s financial debt, if EASA did not comply with its payment obligations under the new debt, its creditors could obtain an attachment order against the Company’s Class A shares held by EASA, and, consequently, the Argentine Government would be entitled, as stipulated in the concession agreement, to foreclose on the pledged shares.

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

The Company may make all kind of improvements to the properties, including new constructions, upon SEGBA’s prior authorization, which will become the grantor’s property when the concession period is over, and the Company will not be entitled to any compensation whatsoever. SEGBA may terminate the loan for use contract after demanding the performance by the Company of any pending obligation, in certain specified cases contemplated in the Bid Package. At present, as SEGBA’s residual entity has been liquidated, these presentations and controls are made to the National Agency of Public Properties (ONABE), with which the Company entered into a debt recognition and refinancing agreement for $ 4.7 million on September 25, 2009.

The form of payment stipulated in the aforementioned agreement established an advance payment of $ 1.12 million, which the Company made on September 25, 2009, and 48 installments of $ 0.1 million for the remaining balance of $ 3.6 million. The installments include compensatory interest of 18.5% per annum under the French system, and are payable as from October 2009. As of December 31, 2013, the above-mentioned debt has been fully paid.

h.        Stabilization factor

By Note 2883 dated May 8, 2012 (reference Resolutions MEyFP 693/11 and MPFIPyS 1900/11), the Energy Secretariat has implemented a mechanism whose objective is to keep the amounts billed to residential customers throughout the year stable, thereby minimizing the effects of the seasonal consumption of electricity.

This methodology applies to all residential customers, regardless of whether or not they receive Government grants on electricity tariffs, who may opt to adhere to this stabilization system.

Average consumption is determined based on the consumption recorded in the last six two-month periods. The stabilization factor arises from the difference between the aforementioned average consumption and the consumption recorded in the current two-month period. This value will be added to or subtracted from the two-month period charges, and the result obtained will be the amount to be paid before the corresponding taxes. The adjustments that are to be made in accordance with the differences between average consumption and recorded consumption will be reflected in the bill for the last two-month period of each calendar year.

The differences that arise as a consequence of comparing the annual average consumption to the consumption of the current two-month period will be recorded at the end of each period in the trade receivables balance sheet account, crediting or debiting the account, as the case may be, if the annual average consumption is higher or lower than the consumption of the current two-month period.

3.                  Basis of preparation

The Consolidated Financial Statements for the year ended December 31, 2013 have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC).

The balances as of December 31, 2012, disclosed in these Consolidated Financial Statements for comparative purposes, arise from the financial statements as of that date. Certain amounts of the financial statements presented for comparative purposes have been reclassified following the disclosure criteria used for the financial statements for the reporting year, mainly due to discontinued operations (Note 37).

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

The Consolidated Financial Statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise.

These Consolidated Financial Statements were approved for issue by the Company Board of Directors on March 7, 2014.

4.                  Accounting policies

The accounting policies used in the preparation of these Consolidated Financial Statements are based on the IFRS.

4.1               Changes in the accounting policies

4.1.1          New standards, amendments and interpretations mandatory for annual periods beginning January 1, 2013 and adopted by the Company

The following standard is mandatory for the Company as from the current year and has had no significant impact on its financial position or the results of its operations.

IFRS 13 “Fair value measurement”: this standard was issued in May 2011 and determines a single framework for fair value measurements when fair value is required by other standards. This IFRS applies to financial and non-financial elements measured at fair value, where fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 “Fair value measurement” requires the disclosure of financial instruments that are measured at fair value by levels.

4.1.2         New standards, amendments and interpretations not effective and early adopted by the Company

IFRS 9 “Financial instruments” was issued in November 2009 and amended in October 2010 and introduces new requirements for the classification, measurement and derecognition of financial assets and liabilities.

It requires that all financial assets within the scope of IAS 39 “Financial instruments – Recognition and measurement” be subsequently measured at amortized cost or fair value. Therefore, the investments in debt instruments that are maintained within a business model whose objective is to collect the contractual future cash flows, and these cash flows are solely payments of principal and interest on principal, are measured at amortized cost at year-end. The other investments in debt or equity instruments are measured at fair value at year-end.

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

4.1.3         New standards, amendments and interpretations not effective and not early adopted by the Company

IAS 36 (revised 2013) “Impairment of assets”; applicable to annual periods beginning on or after January 1, 2014. This standard was issued in May 2013. It amended the disclosure requirements concerning the fair value of impaired assets, if such value is based on the recoverable amount less costs to sell. The application of the amendment to IAS 36 will have no impact on the Company’s results of operations or its financial position; it will only imply new disclosures.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

IFRIC 21 "Levies"; applicable to annual periods beginning on or after January 1, 2014. This standard was issued in May 2013. It provides guidance on when to recognize a liability for a levy imposed by the government, both for levies that are accounted for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and those where the timing and amount of the levy is certain. The Company is currently analyzing the impact of IFRIC 21 “Levies”; however, it estimates that the application thereof will have no significant impact on the Company’s results of operations or its financial position.

4.2  Property, plant and equipment

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

In accordance with the provisions of IAS 23, borrowing costs in relation to any given asset are to be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period;  the necessary activities to put the asset in condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or startup of other assets, depending on the purpose pursued with its production, construction, assembly or completion.

Subsequent costs (major maintenance and reconstruction costs) are either included in the currying amount of the assets or recognized as a separate asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the assets may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred.

Impairment test

The Company analyzes the recoverability of its non-current assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of assets, which is measured as the value in use at year end, may be impaired. When the carrying amount of an asset is greater than its estimated recoverable amount, the asset’s carrying amount is immediately reduced up to its recoverable amount.

The value in use is determined based on projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets considered.

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, opportunity and modality of electricity tariff increases and cost adjustment recognition; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred, and; (iv) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

The future increase in electricity tariffs used by the Company to assess the recoverability of its long-lived assets at December 31, 2013 is based on the rights to which the Company is entitled, as stipulated in the Concession Agreement and the agreements described in Note 2 to these Financial Statements. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain measures recently adopted, such as the new charge described in Note 2.c.V to these Financial Statements, have also been considered. The Company Management estimates that it is reasonable to expect that new increases in revenues will be obtained as from 2014.

In spite of the current economic and financial situation described in Note 1 to these Financial Statements, the Company has made its projections under the assumption that the electricity tariffs will be improved according to the circumstances. However, the Company may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made at the date of preparation of these Financial Statements.

In order to contemplate the estimation risk contained in the projections of the aforementioned variables, the Company has considered three different probability-weighted scenarios. Although in all of them an acceptable agreement with the Government resulting in gradual tariff increases is assumed, the Company has considered different timing and magnitude of an increase in the DAV (Distribution Added Value). The three scenarios can be classified into pessimistic, optimistic and intermediate depending on the opportunity of the application and magnitude of the expected CMM adjustment or revenue increase by another mechanism. The Company has assigned for these three scenarios the following percentages of probability of occurrence based mainly on the experience with past delays in the tariff renegotiation process, the current economic and financial situation and the need to maintain the public service in operation: pessimistic scenario: 20%, optimistic scenario: 15%, and intermediate scenario: 65%.

Based on the conclusions previously mentioned, the valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the value in use as of December 31, 2013.

In the opinion of the Company Management, a reasonable change in the main assumptions would not give rise to an impairment loss.

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

Land is not depreciated.

These depreciation methods are used to allocate the difference between cost and residual value during the estimated useful lives of the assets.

Facilities in service: between 30 and 50 years

Furniture, tools and equipment: between 5 and 20 years

Construction in process is valued based on the degree of completion and is recorded at cost less any impairment loss, if applicable. Cost includes expenses attributable to the construction, including capitalized borrowing costs in accordance with IFRS and the Company’s accounting policies, when they are part of the cost incurred for the purposes of acquisition, construction or production of property, plant and equipment which require considerable time until they are in condition to be used. Borrowing costs are no longer capitalized when the asset has been substantially finished or its development has been suspended. These assets begin to be depreciated when they are in economic condition to be used.

Gains and losses from the sale of property, plant and equipment are calculated by comparing the price collected with the carrying amount of the asset, and are recognized within Other operating expense or Other operating income in the consolidated statement of comprehensive loss.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

4.3  Consolidation

a.      Subsidiaries

The consolidated financial statements include in the comparative information as of December 31, 2012, the Company’s financial statements as well as those of its subsidiaries.  The subsidiary companies are all those entities over which the economic group has control and the right to govern the financial and operating policies so as to obtain variable benefits from their activities, affecting their income. The subsidiaries are fully consolidated from the date on which control is transferred to the group and are deconsolidated from the date that control ceases

The main consolidation adjustments are as follow:

1.        Elimination of asset and liability accounts balances between the parent company and the subsidiaries, so that the balances disclosed in the financial statements are those held with third parties;

2.       Elimination of transactions/operations between the parent company and the subsidiaries, so that the results disclosed in the financial statements are those obtained with third parties;

3.       Elimination of interests held in the subsidiaries’ equity and results of operations for each year;

4.       Recognition of assets and liabilities identified in business combination processes.

b.      Changes in ownership interest in subsidiaries that do not result in a loss of control

Transactions with non-controlling interests that do not result in a loss of control are accounted for as equity transactions. The difference between the fair value of the consideration paid for the shares acquired and the recorded value of the subsidiary’s net assets is recorded in equity.

c.       Disposal of subsidiaries

When the Company ceases to have control in a subsidiary, any retained investment is measured at fair value at the date that control is lost, recognizing the change in the recorded value in the statement of comprehensive income. The fair value is the cost on initial recognition of the investment held, being recorded as an associate, joint venture or financial asset, as applicable.

d.       Interests in joint ventures

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

                               ii.            A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Such parties are called joint venturers.

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

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

4.4              Revenue recognition

a.       Revenue from sales

Revenue is measured at fair value of the consideration collected or to be collected, taking into account estimated amount of any discount, thus determining the net amounts.

Revenue from the electricity provided by the Company to low-income areas and shantytowns is recognized to the extent that the Framework Agreement has been renewed for the period in which the service was rendered.

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes both the electricity supplied, whether billed or unbilled at the end of each year, which has been valued on the basis of applicable tariffs, and the charges resulting from the application of Resolution 347/12 (Note 2.c.V).

The Company also recognizes revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles, transportation of electricity to other distribution companies, etc.

Revenue from CMM (Cost Monitoring Mechanism) amounts is recognized in the accounting to the extent that they have been approved by the ENRE (Note 2.c.III).

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

Different asset construction agreements have been instrumented where the buyer only has limited influence in the design of the construction. In IFRIC 12 application framework, IAS 18 is applied to recognize revenue from such construction agreements. In accordance with this standard, revenue from the transfer of infrastructure must be recognized at the time of the exchange of the assets, in which the risks and rewards are transferred to the buyer. Therefore, unfinished works are included within the Assets under Construction account. EDEN does not recognize a margin for this type of constructions, except in the case of construction works with customer contributions.

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

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

4.5              Segment information

Operating segments reporting is consistent with the internal reports revised by the Executive Committee, which is the maximum authority for making decisions concerning operating issues. The Executive Committee is responsible for assigning resources and assessing the performance of the entity’s operating segments, and has been identified as the body which carries out the Company’s strategic decisions

4.6              Assets and liabilities of disposal group classified as held for sale

The subsidiaries’ assets and liabilities that have been made available for sale are classified as Assets available for sale and Associated liabilities when the carrying amount will be mainly recovered through a sale transaction, and this transaction is regarded as highly probable.

These assets are valued at the lower of the carrying amount and fair value less costs to sell.

The amounts recognized in profit or loss relating to discontinued operations have been included in a single line item of the Company’s consolidated statement of comprehensive income (loss) called "Discontinued operations".

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

b.      Transactions and balances

Foreign-currency denominated transactions are translated into the functional and presentation currency using the rates of exchange prevailing at the date of the transactions or revaluation, when the concepts thereof are restated. Gains and losses generated by foreign currency exchange differences resulting from each transaction and from the translation of monetary items valued in foreign currency at year end are recognized in the statement of income, except for the amounts that are capitalized.

The foreign currency exchange rates used are: the bid price for monetary assets, the offer price for monetary liabilities, the average exchange rate at year end for balances with related parties and the specific exchange rate for foreign currency denominated transactions.

c.       The group’s companies

None of the companies comprising the group has a functional currency different from the Argentine peso. Accordingly, no foreign currency translation effects exist.

4.8              Intangible assets

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

These intangible assets are initially recognized at cost, which is regarded as the fair value of the consideration delivered, plus other direct costs directly attributable to the operation. Concessions have a finite useful life and are subsequently measured at cost less accumulated amortization, which is determined by applying the straight-line method over the period of the concession.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

The Company has applied the intangible asset method established in IFRIC 12 for EDEN’s concession agreement. No financial asset has been recognized in relation to the concession agreements due to the fact that the agreements signed do not stipulate minimum guaranteed payments.

The guidelines of IFRIC 12 do not apply to Edenor’s concession agreement. The Company considers that in substance the grantor does not have the characteristic features of control over infrastructures as defined in IFRIC 12.

4.9              Assets under construction

Assets under construction refers to the works carried out by EDEN S.A. which, as of December 31, 2012, have not been finished or do not comply with IFRS requirements to be derecognized from assets and recognized as revenue.

Assets under construction include design, supplies, direct labor and other indirectly-related construction costs.

4.10           Trade and other receivables

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

                               ii.            consider the effects of that which is described in Note 2 to the Consolidated Financial Statements as of December 31, 2013.

CMM receivables are recognized, as the related revenue, to the extent that they have been approved by the ENRE; receivables from electricity supplied to low-income areas and shantytowns are recognized, also in line with revenue, when the Framework Agreement has been renewed for the period in which the service was provided.

At the date of these financial statements, CMM balances are the best estimate of the amounts receivable.

The Company has recorded an allowance for the impairment of trade receivables to adjust the valuation of doubtful accounts. Depending on the receivables portfolio, the allowance is recorded based on an individual recoverability analysis (accounts receivable in litigation) or on the historical series of collections for services billed through year-end and collections subsequent thereto.

b.      Other receivables

Other receivables are initially recognized at fair value (generally the original billing/settlement amount) and subsequently measured at amortized cost, using the effective interest rate method, and when significant, adjusted by the time value of money. The Company records impairment allowances when there is objective evidence that the Company will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

4.11            Inventories

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

The valuation of inventories, taken as a whole, does not exceed their recoverable value at the end of each year.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

4.12           Impairment of non-financial asset

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

4.13           Financial assets

The Company has adopted IFRS 9.

4.13.1      Classification

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

All investments in equity instruments are measured at fair value. For those investments that are not held for trading, the Company may irrevocably elect at the time of their initial recognition to present the changes in the fair value in other comprehensive income. The Company’s decision was to recognize the changes in fair value in profit or loss.

4.13.2     Recognition and measurement

The regular way purchase or sale of financial assets is recognized on the trade date, i.e. the date on which the Company agrees to acquire or sell the asset. Financial assets are derecognized when the rights to receive the cash flows from the investments have expired or been transferred and the Company has transferred substantially all the risks and rewards of the ownership of the assets.

Financial assets are initially recognized at fair value plus, in the case of financial assets not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition thereof.

The gains or losses generated by investments in debt instruments that are subsequently measured at fair value and are not part of a hedging transaction are recognized in profit or loss. Those generated by investments in debt instruments that are subsequently measured at amortized cost and are not part of a hedging transaction are recognized in profit or loss when the financial asset is derecognized or impaired and by means of the amortization process using the effective interest rate method.

The Company subsequently measures all the investments in equity instruments at fair value. When it elects to present the changes in fair value in other comprehensive income, such changes cannot be reclassified to profit or

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

loss. Dividends arising from these investments are recognized in profit or loss to the extent that they represent a return on the investment.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

4.13.3     Impairment of financial assets

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

In the case of financial assets measured at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the impairment loss is recognized in the statement of comprehensive income.

4.13.4     Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the statement of financial position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.14           Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which the derivative contract is signed. Subsequently to the initial recognition, they are remeasured at their fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if that is the case, on the nature of the item being hedged. The Company has not designated any derivative as a hedging instrument, therefore, at December 31, 2013 and 2012, the economic impact of these transactions has been recorded in the Financial expenses account of the consolidated statement of comprehensive income (loss).

“Derivative financial instruments” have been valued in accordance with the provisions of IFRS 9.

Furthermore, the changes in the fair value of these financial instruments -Corporate Notes Swap- have been recorded by the Company in the Changes in the Fair Value of Financial Instruments line item.

The changes in the fair value of these financial instruments -Forward and futures contracts- have been recorded by the Company in the Changes in the Fair Value of Financial Instruments line item. At December 31, 2013 and 2012, the aforementioned transactions have been fully settled.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

4.15           Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less from their acquisition date, with significant low risk of change in value.

•         Cash and banks in local currency: at nominal value.

•         Cash and banks in foreign currency: at the exchange rates in effect at the end of each year.

•         Time deposits, which include the portion of interest income accrued through the end of each year.

•         Money market funds, which have been valued at the prevailing market price at the end of each year. Those that do not qualify as cash equivalents are disclosed in Financial assets at fair value through profit or loss.

4.16           Equity

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

c.       Other comprehensive income (loss)

Represents recognition, at year end, of the actuarial gains (losses) associated with employee benefit plans.

d.      Retained earnings

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

4.17           Trade and other payables

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

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

                       iv.When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer deposits from residential tariff customers.

Customer deposits may be either paid in cash or through the customer’s bill and accrue monthly interest at a specific rate of Banco de la Nación Argentina for each customer category.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the principal amount plus any interest accrued thereon are credited to the customer’s account after deducting, if appropriate, any amounts receivable which the Company has with the customer.

c.       Customer contributions

Refundable:

The Company receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements and the provisions of ENRE Resolution 215/2012. These contributions are initially recognized as trade payables at fair value with a contra-account in Property, plant and equipment, and subsequently measured at amortized cost using the effective interest rate method.

d.      Other payables

The recorded liabilities represent, mainly, the obligations relating to PUREE and the penalties imposed by the ENRE, which the Company Management estimates will be paid in the future, and are the best estimate, as of the date of these financial statements, of the settlement value of the present obligation.

The balances of ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto.

4.18           Borrowings

Borrowings are initially recognized at fair value, net of direct costs incurred in the transaction. Subsequently, they are measured at amortized cost; any difference between the funds obtained (net of direct costs incurred in the transaction) and the amount to be paid at maturity is recognized in profit or loss during the term of the borrowings using the effective interest rate method.

The commissions paid to obtain lines of credit are recognized as direct costs incurred in the transaction provided that it is probable that either part or all of the line of credit will be used. In this case, the recognition of commissions in profit or loss is deferred until such funds are available.

4.19           Deferred revenue

EDENOR - Non-refundable customer contributions:

The Company receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements. In accordance with IFRIC 18, the assets received are recognized by the Company as Property, plant and equipment with a contra-account in deferred revenue, the accrual of which depends on the nature of the identifiable services, in accordance with the following:

•       Customer connection to the network: revenue is accrued until such connection is completed;

•       Continuous provision of the electric power supply service: throughout the shorter of the useful life of the asset and the term for the provision of the service.

EDEN

Upon completion, the construction works carried out by EDEN S.A. within the framework of IFRIC 12, that are financed with customer funds and/or an amount added to the electricity tariff and/or PUREE, are recognized as intangible assets and amortized over the useful life of each of them. The reward for having received a construction work to be operated is recognized within the “Deferred revenue” account. This deferred revenue is accrued in the same manner as the intangible asset is amortized.

4.20          Employee benefits

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Benefit plans

The Company operates various benefit plans. Usually, benefit plans establish the amount of the benefit the employee will receive at the time of retirement, generally based on one or more factors such as age, years of service and salary.

The liability recognized in the consolidated statement of financial position in respect of benefit plans is the present value of the benefit plan obligation at the closing date of the year, together with the adjustments for past service costs and actuarial losses. The benefit plan obligation is calculated annually by independent actuaries in accordance with the projected credit unit method. The present value of the benefit plan obligation is determined by discounting the estimated future cash outflows using actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits.

The group’s accounting policy for benefit plans is as follow:

a.       Past service costs are recognized immediately in profit or loss, unless the changes to the benefit plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, past service costs are amortized on a straight-line basis over the vesting period.

b.      Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in other comprehensive income in the year in which they arise.

4.21           Income tax and tax on minimum presumed income

a.       Deferred income tax

The deferred tax is recognized, in accordance with the liability method, on the temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the statement of financial position. However, no deferred tax liability is recognized if such difference arises from the initial recognition of goodwill, or from the initial recognition of an asset or liability other than in a business combination, which at the time of the transaction affected neither the accounting nor the taxable profit.

The deferred tax is determined using the tax rate that is in effect at the date of the financial statements and is expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.

A deferred tax is recognized on the temporary differences arising from investments in subsidiaries and associates, except for those deferred tax liabilities where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity or different taxable entities that intend to settle tax assets and liabilities on a net basis. Deferred tax assets and liabilities are stated at their undiscounted value.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

b.      Tax on minimum presumed income

The Company determines the tax on minimum presumed income by applying the current rate of 1% on its taxable assets at year-end. The tax on minimum presumed income and the income tax complement each other. The Company’s tax obligation for each year will be equal to the higher of these taxes. However, should the tax on minimum presumed income exceed income tax in any given fiscal year, such excess may be computed as a payment on account of any excess of income tax that may arise in any of the ten subsequent fiscal years.

Minimum presumed income tax assets and liabilities have not been discounted.

The Company has recognized the minimum presumed income tax accrued in the year and paid in previous years as a receivable, as it estimates that in future fiscal years it may be computed as a payment on account of the income tax.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

4.22          Provisions and contingencies

Provisions have been recognized in those cases in which the Company is faced with a present obligation, whether legal or constructive, that has arisen as a result of a past event, whose settlement is expected to result in an outflow of resources, and the amount thereof can be estimated reliably.

The amount recognized as provisions was the best estimate of the expenditure required to settle the present obligation, at the end of the reporting year, taking into account the corresponding risks and uncertainties. When a provision is measured using the estimated cash flow to settle the present obligation, the carrying amount represents the present value of such cash flow. This present value is obtained by applying a pre-tax discount rate that reflects market conditions, the time value of money and the specific risks of the obligation.

The provisions included in liabilities have been recorded to face contingent situations that could result in future payment obligations. To estimate the amount of provisions and the likelihood of an outflow of resources, the opinion of the Company legal advisors has been taken into account.

4.23          Balances with related parties

Receivables and payables with related parties are initially recognized at fair value and subsequently measured at amortized cost in accordance with the terms agreed upon by the parties involved.

4.24          Higher costs recognition – SE Resolution 250/13 and SE Note 6852/13

The recognition of higher costs not transferred to the tariff authorized by SE Resolution 250 /13 and Note 6852/13 falls within the scope of International Accounting Standard 20 (IAS 20) inasmuch as it implies a compensation for the expenses incurred by the Company in the past.

Its recognition is made at fair value when there is reasonable assurance that it will be received and the conditions attached thereto have been complied with.

Such concept has been disclosed in the Higher Costs Recognition - SE Resolution 250/13 and Note 6852/13 line item of the Statement of Comprehensive Income (Loss) as of December 31, 2013, recognizing the related tax effects, which are detailed in Note 27.

5.                   Financial risk management

5.1 Financial risk factors

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

The management of the financial risk is part of the Company’s overall policies, which focus on the unpredictability of the financial markets and seek to minimize potential adverse effects on its financial performance. Financial risks are the risks derived from the financial instruments to which the Company is exposed during or at the end of each year. The Company could use derivative instruments to hedge exposure to certain risks whenever it deems appropriate in accordance with its internal risk management policy.

Risk management is controlled by the Finance and Control Department, which identifies, evaluates and hedges financial risks. Risk management policies and systems are periodically reviewed so that they can reflect the changes in the market’s conditions and the Company’s activities.

This section includes a description of the main risks and uncertainties that could have a material adverse effect on the Company’s strategy, performance, results of operations and financial position.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

a.        Market risks

                                 i.            Currency risk

Currency risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in foreign currency exchange rates. The Company’s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity tariffs that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial liabilities is denominated in US dollars. Therefore, the Company is exposed to the risk of a loss resulting from a devaluation of the peso. The Company may hedge its currency risk trying to enter into currency forwards. Nevertheless, at the date of issuance of these financial statements, it has not been able to hedge its exposure to the US dollar under such terms as it may consider viable.

If the Company continues to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations. The exchange rates used at December 31, 2013 and 2012 are $ 6.521 and $ 4.918 per US dollar, respectively.

At December 31, 2013 and 2012 balances in foreign currency of the Company are:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.2013	Total 12.31.2012

ASSETS
NON-CURRENT ASSETS
Other receivables	USD	332	6.481	2,150	1,872
TOTAL NON-CURRENT ASSETS		332		2,150	1,872
CURRENT ASSETS
Other receivables	USD	585	6.481	3,793	19,357
	EUR	42	8.940	374	272
Other receivables - Related companies	USD	-	6.501	-	43,285
Financial assets at fair value through profit or loss	USD	11,470	6.481	74,338	3,415
Cash and cash equivalents	USD	3,700	6.481	23,977	4,927
	EUR	19	8.940	171	289
TOTAL CURRENT ASSETS		15,816		102,653	71,545
TOTAL ASSETS		16,148		104,803	73,417

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	200,882	6.521	1,309,949	1,345,700
TOTAL NON-CURRENT LIABILITIES		200,882		1,309,949	1,345,700
CURRENT LIABILITIES
Trade payables	USD	17,144	6.521	111,795	71,611
	EUR	224	9.011	2,015	1,168
	CHF	30	7.357	223	1,145
	NOK	68	1.079	74	61
Other payables	USD	-	6.521	-	1,710
Borrowings	USD	6,158	6.521	40,153	35,849
TOTAL CURRENT LIABILITIES		23,624		154,260	111,544
TOTAL LIABILITIES		224,506		1,464,209	1,457,244

(1)      The Exchange rates used are those Banco Nación in effect as of December 31, 2013 for U.S. Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK). An average exchange rate is used for the balances with related parties.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.13	12.31.12
Net position Assets/(Liabilities)
US dollar	(1,357,639)	(1,382,014)
Euro	(1,470)	(607)
Norwegian krone	(74)	(61)
Swiss franc	(223)	(1,145)
Total	(1,359,406)	(1,383,827)

The Company estimates that a 10% devaluation of the Argentine peso with respect to the foreign currency, with all the other variables remaining constant, would give rise to the following decrease in the results of operations for the year:

	12.31.13	12.31.12
Net position Assets/(Liabilities)
US dollar	(135,764)	(138,202)
Euro	(147)	(61)
Norwegian krone	(7)	(6)
Swiss franc	(22)	(114)
Decrease in the results of operations for the year	(135,940)	(138,383)

                               ii.            Price risk

The Company’s investments in listed equity instruments are susceptible to market price risk arising from the uncertainties concerning the future value of these instruments. Due to the low significance of the investments in equity instruments in relation to the net Asset/Liability position, the Company is not significantly exposed to the referred to instruments price risk.

Furthermore, the Company is not exposed to the commodities price risk.

                              iii.            Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. At December 31, 2013 and 2012 approximately 100 % and 99.16 % of the loans, respectively, were obtained at fixed interest rates. The remaining loans were agreed at floating interest rates, and were denominated in pesos. The Company’s policy is to keep the higher percentage of its indebtedness in instruments that accrue interest at fixed rates.

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

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	12.31.13	12.31.12
Fixed rate:
Argentine peso	430	25,179
US dollar	1,350,102	1,381,549
Subtotal loans at fixed rates	1,350,532	1,406,728
Floating rate:
Argentine peso	-	47,115
Subtotal loans at floating rates	-	47,115
Total loans	1,350,532	1,453,843

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Based on the simulations performed, with all the other variables remaining constant, a 10% increase in floating interest rates would give rise to the following decrease in the results of operations for the year:

	12.31.13	12.31.12
Floating rate:
Argentine peso	-	391
Decrease in the results of operations for the year	-	391

b.      Credit risk

Credit risk is the risk of a financial loss as a consequence of a counterparty’s failure to comply with the obligations assumed in a financial instrument or commercial contract. The Company’s exposure to credit risk results from its operating (particularly from its commercial receivables) and financial activities, including deposits in financial entities and other instruments.

Credit risk arises from cash and cash equivalents, deposits with banks and financial entities and derivative financial instruments, as well as from credit exposure to customers, included in outstanding balances of accounts receivable and committed transactions.

With regard to banks and financial entities, only those with high credit quality are accepted.

With regard to customers, if no independent credit risk ratings are available, the Finance Department evaluates the customers’ credit quality, past experience and other factors.

Individual credit limits are established in accordance with the limits set by the Company CEO, on the basis of the internal or external ratings approved by the Finance and Control Department.

At the end of each reporting period, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2013 and 2012, delinquent accounts receivable totaled approximately $ 177.5 million and $ 106.8 million, respectively.  As of December 31, 2013 and 2012, the Financial Statements included allowances for $ 73.2 million and $ 63.3 million, respectively. The inability to collect the accounts receivable in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay loans, including payment of the Corporate Notes.

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

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in Money Market Funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2013 and 2012, the Company’s current financial assets at fair value amount to $ 113.8 million and $ 3.4 million, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

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

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

	Less than 3 months	From 3 months to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
As of December 31, 2013
Trade and other payables	2,347,975	161,513	110,794	110,002	-	2,730,284
Borrowings	-	181,337	181,337	688,517	2,343,519	3,394,710
Total	2,347,975	342,850	292,131	798,519	2,343,519	6,124,994

As of December 31, 2012
Trade and other payables	1,284,255	23,436	29,795	29,795	-	1,367,281
Borrowings	6,405	142,907	142,124	532,051	1,891,407	2,714,894
Total	1,290,660	166,343	171,919	561,846	1,891,407	4,082,175

Should the conditions existing at the date of these Consolidated Financial Statements continue, the Board of Directors believes that cash flows and operating results for the next year, and financial ratios, will be negatively impacted. Furthermore, given the fact that the realization of the projected measures to revert the negative trend manifested in the fiscal year being reported depends, among other factors, on the occurrence of certain events that are not under the Company’s control, such as the requested electricity tariff increases, being obliged to defer certain payment obligations.

5.2Concentration risk factors

a.       Related to customers

The Company’s receivables derive primarily from the sale of electric power.

No single customer accounted for more than 10% of sales for the years ended December 31, 2013 and 2012. The collectability of trade receivables balances related to the Framework Agreement, which amount to $ 56.9 million and $ 25.4 million at December 31, 2013 and 2012, respectively, as disclosed in Note 2 – Framework Agreement -, is subject to compliance with the terms of such agreement.

b.      Related to employees who are union members

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

At December 31, 2013 and 2012, approximately 80% of the Company’s employees and the Contractors’ operating staff were union members. Although the relationship with the aforementioned unions is currently stable, the Company may not ensure that there will be no work disruptions or strikes in the future, which could have a material adverse effect on the Company’s business and revenue.

 Furthermore, the collective bargaining agreements signed with unions expired at the end of 2007.  There is no guarantee that the Company will be able to negotiate new collective bargaining agreements under the same terms as those currently in place or that there will be no strikes before or during the negotiation process.

On February 26, 2013, the Company, the Ministry of Labor, the Economic Policy and Development Planning Secretariat of the Economy Ministry, the Management Control and Coordination Under-Secretariat of the Ministry of Planning, the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union) and other companies of the electric power sector entered into a salary agreement for a term of eighteen months which establishes an 18% increase as from January 2013, a 5% non-cumulative increase as from June 2013 and a 7% cumulative increase as from January 2014 .

At the date of issuance of these Consolidated Financial Statements, meetings aimed at negotiating the renewal terms of both collective bargaining agreements are being held with both unions.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

5.3Capital risk management

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

At December 31, 2013 and 2012, gearing ratios were as follow:

	12.31.13	12.31.12
Total liabilities	6,081,794	6,382,639
Less: cash and cash equivalents	(243,473)	(71,108)
Net debt	5,838,321	6,311,531
Total Equity	1,176,302	418,181
Total capital attributable to owners	7,014,623	6,729,712
Gearing ratio	83.23%	93.79%

5.4Fair value estimate

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

•         Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets measured at fair value as of December 31, 2013 and 2012:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL

As of December 31, 2013
Assets and liabilities
Cash and cash equivalents - Money market funds	219,887	-	-	219,887
Financial assets at fair value through profit or loss:
Government bonds	14,256	-	-	14,256
Government bonds - AESEBA trust	99,523	-	-	99,523
Money market funds	102,655	-	-	102,655
Total assets and liabilities	436,321	-	-	436,321

As of December 31, 2012
Assets and liabilities
Cash and cash equivalents - Money market funds	50,954	-	-	50,954
Financial assets at fair value through profit or loss:
Government bonds	3,415	-	-	3,415
Total assets and liabilities	54,369	-	-	54,369

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

The value of the financial instruments traded in active markets is based on the market quoted prices on the date of the consolidated statements of financial position. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in level 1.

The fair value of financial instruments that are not traded in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in level 2. There are no financial instruments that are to be included in level 2.

If one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in level 3. There are no financial instruments that are to be included in level 3.

6.                  Critical accounting estimates and judgments

The preparation of the Consolidated Financial Statements requires the Company management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

(b)                These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these Consolidated Financial Statements.

The estimates that have a significant risk of causing adjustments to the carrying amounts of assets and liabilities within the next fiscal year are detailed below:

a.       Allowances for the impairment of receivables

The Company is exposed to impairment losses of receivables. Management estimates the final collectability of accounts receivable.

The allowance for the impairment of accounts receivable is evaluated based on the historical level of collections for services billed through the end of each year and collections subsequent thereto. Additionally, Management records an allowance based on an individual analysis of the recoverability of medium and large-demand (T2 and T3) customers, receivable accounts in litigation and of those customers included in the Framework Agreement.

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

c.       Impairment of long-lived assets

Long-lived assets are tested for impairment at the lowest level at which independent cash flows can be identified (cash generating units, or CGU).

The Company’s subsidiaries constitute a cash generating unit as they have a concession area for the distribution of electricity. Consequently, each subsidiary represents the lowest asset disaggregation level that generates independent cash flows.

The Company analyzes the recoverability of its non-current assets as described in the Impairment test (Note 4.2).

Based on the aforementioned, the Company determined that the valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable amount at December 31, 2013.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

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

f.        Benefit plans

The liability recognized by the Company is the best estimate of the present value of the cash flows representing the benefit plan obligation at the closing date of the year together with the adjustments for past service costs and actuarial losses. Cash flows are discounted using a rate that contemplates actuarial assumptions about demographic and financial conditions that affect the determination of benefit plans. Such estimate is based on actuarial calculations made by independent professionals in accordance with the projected credit unit method.

g.       ENRE Penalties and Discounts

The Company considers its accounting policy for the recognition of ENRE penalties and discounts critical because it depends on punishable events, which are valued on the basis of management best estimate, at the date of these financial statements, of the expenditure required to settle the present obligation. The balances of ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto.

h.      Assets and liabilities of disposal group classified as held for sale and discontinued operations

As a consequence of that mentioned in Note 1, and with the aim of mitigating unfavorable financial and economic aspects, the Company decided to sell certain subsidiaries. In accordance with IFRS, when the following criteria are met (even if the entity retains a non-controlling interest in its former subsidiary after the sale), the Company will classify all the associated assets and liabilities as available for sale:

         i.            Its carrying amount will be recovered mainly through a sale transaction, rather than by its continued use.

        ii.            It must be available, in its current conditions, for immediate sale, subject exclusively to the usual terms for the sale of this subsidiary.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

      iii.            Its sale must be highly probable, for which purpose Management must be committed to a plan to sell, and an active programme to locate a buyer and complete such plan must have been initiated. Moreover, the sale of the subsidiary must be actively traded at a sales price reasonable in relation to its present fair value. Furthermore, it must be expected that the sale will comply with the conditions to be recognized as a completed sale within a year of classification as held for sale (unless the delay is caused by events or circumstances that are not under the entity’s control, and sufficient evidence exists that the entity is still committed to its plan to sell the subsidiary), and the actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn.

The assets and liabilities associated with those subsidiaries that the Company intends to sell, which comply with the aforementioned conditions, were reclassified in a single line item within current assets and current liabilities, denominated “Assets of disposal groups classified as held for sale” and “Liabilities of disposal groups classified as held for sale”, respectively. In addition, these assets and liabilities have been valued at the lower of carrying amount and fair value less costs to sell, recognizing a loss when the first value is higher than the second.

Measurement on fair value less costs to sell implies assumptions that are determined based on current available information, such as purchase offers, if any, and/or market conditions.

At December 31, 2013, the Company had sold the totality of its subsidiaries held for sale.

i.          Contingencies and provisions for lawsuits

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

7.                   Interests in joint ventures

Percentage interest held		Equity attributable to the owners
in capital stock and votes		12.31.13	12.31.12
SACME	50.00%	427	422

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

8.                  Segment information

The Company’s business activities focus primarily on the distribution and sale of electricity carried out by Edenor S.A. and its subsidiaries. Based on the geographical distribution of its customers, the Company has identified the following operating segments:

AESEBA: Through its subsidiary, it renders electric power distribution and sale services in the northern and northwestern areas of the Province of Buenos Aires. This operating segment has been discontinued.

EMDERSA: Through its subsidiaries, it renders electric power distribution and sale services in the Provinces of La Rioja. This operating segment has been discontinued.

EDENOR: It has the exclusive right to render electric power distribution and sale services to all users connected to the electricity distribution network within the concession area, which is comprised of the following: In the Federal Capital: the area encompassing Dock "D", unnamed street, path of the future Autopista Costera (coastline highway), extension of Pueyrredón Ave., Pueyrredón Ave., Córdoba Ave., Ferrocarril San Martín railway tracks, General San Martín Ave., Zamudio, Tinogasta, General San Martín Ave., General Paz Ave. and Río de La Plata river. In the Province of Buenos Aires the area includes the following districts: Belén de Escobar, General Las Heras, General Rodríguez, former General Sarmiento (which at present comprises San Miguel, Malvinas Argentinas and José C. Paz), La Matanza, Marcos Paz, Merlo, Moreno, former Morón (which at present comprises Morón, Hurlingham and Ituzaingó), Pilar, San Fernando, San Isidro, San Martín, Tigre, Tres de Febrero and Vicente López.

The information on each operating segment identified by the Company for the years ended December 31, 2013, 2012 and 2011 is as follow:

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Statement of Income as of 12.31.13	Emdersa	Emdersa H.	Aeseba	Edenor	Eliminations	As per segment information	Discontinued operations (1)	As per consolidated statement of comprehensive income (loss)

Revenue from sales	184,601	-	215,018	3,440,691	-	3,840,310	(399,619)	3,440,691
Revenue from construction	-	-	9,028	-	-	9,028	(9,028)	-
Electric power purchases	(73,638)	-	(90,603)	(2,050,295)	-	(2,214,536)	164,241	(2,050,295)
Cost of construction	-	-	(9,028)	-	-	(9,028)	9,028	-
Subtotal	110,963	-	124,415	1,390,396	-	1,625,774	(235,378)	1,390,396
Transmission and distribution expenses (2)	(44,070)	-	(60,322)	(2,055,285)	-	(2,159,677)	104,392	(2,055,285)
Gross profit (loss)	66,893	-	64,093	(664,889)	-	(533,903)	(130,986)	(664,889)

Selling expenses (2)	(31,570)	-	(25,069)	(548,256)	200	(604,695)	56,439	(548,256)
Administrative expenses (2)	(26,491)	(106)	(10,365)	(324,661)	-	(361,623)	36,855	(324,768)
Other operating income	903	13	962	61,767	(200)	63,445	(1,865)	61,580
Other operating expense	(2,112)	-	(488)	(142,777)	-	(145,377)	2,600	(142,777)
Loss from investment in subsidiaries	-	-	-	(1,484)	1,484	-	-	-
Gain from interest in joint ventures	-	-	-	5	-	5	-	5
Revenue from customers contributions excempt from devolution	-	-	-	700	-	700	-	700
Loss from assets made available for sale	(7,145)	-	(185,960)	-	-	(193,105)	193,105	-
Operating loss before Resolution SE 250/13 and SE Note 6852/13	478	(93)	(156,827)	(1,619,595)	1,484	(1,774,553)	156,148	(1,618,405)
Higher costs recognition - Resolution SE 250/13 and SE Note 6852/13	-	-	-	2,933,052	-	2,933,052	-	2,933,052
Operating profit (loss)	478	(93)	(156,827)	1,313,457	1,484	1,158,499	156,148	1,314,647

Financial income	14,129	(16)	835	287,419	(496)	301,871	(14,803)	287,068
Financial expenses (2)	(22,009)	-	(6,902)	(504,854)	335	(533,430)	28,576	(504,854)
Other financial (expense) income	(1,944)	59	(5,529)	(273,329)	160	(280,583)	7,473	(273,110)
Financial (expense) income, net	(9,824)	43	(11,596)	(490,764)	(1)	(512,142)	21,246	(490,896)
(Loss) Profit before taxes	(9,346)	(50)	(168,423)	822,693	1,483	646,357	177,394	823,751

Income tax	498	(1,433)	81,788	45,549	-	126,402	(82,286)	44,116

(Loss) Profit from continuing operations	(8,848)	(1,483)	(86,635)	868,242	1,483	772,759	95,108	867,867
(Loss) Profit from discontinued operations	-	(8,483)	-	(96,503)	104,986	-	(95,108)	(95,108)

(Loss) Profit for the year	(8,848)	(9,966)	(86,635)	771,739	106,469	772,759	-	772,759
Non-controlling interests	(365)	-	1,385	-	-	1,020	-	1,020
(Loss) Profit for the year attributable to the owners of the parent	(8,483)	(9,966)	(88,020)	771,739	106,469	771,739	-	771,739

(1)      It includes Emdersa and Aeseba operating segments (Note 37).

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Note (2)	Emdersa	Emdersa H.	Aeseba	Edenor	Eliminations	As per segment information	Discontinued operations	As per consolidated statement of comprehensive income (loss)

Depreciation of property, plant and equipment	(8,469)	-	(1,406)	(212,148)	-	(222,023)	9,875	(212,148)
Amortization of intangible assets	-	-	(6,269)	-	-	(6,269)	6,269	-

Financial expenses - Interest	(24,624)	-	(3,686)	(494,541)	335	(522,516)	27,975	(494,541)

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Statement of Income as of 12.31.12	Emdersa	Emdersa H.	Aeseba	Edenor	Eliminations	As per segment information	Discontinued operations (1)	As per consolidated statement of comprehensive income (loss)

Revenue from sales	426,317	-	749,852	2,977,146	(1,742)	4,151,573	(1,175,391)	2,976,182
Revenue from construction	-	-	117,615	-	-	117,615	(117,615)	-
Electric power purchases	(201,037)	-	(321,989)	(1,740,231)	-	(2,263,257)	523,026	(1,740,231)
Cost of construction	-	-	(117,615)	-	-	(117,615)	117,615	-
Subtotal	225,280	-	427,863	1,236,915	(1,742)	1,888,316	(652,365)	1,235,951
Transmission and distribution expenses (2)	(175,438)	-	(225,956)	(1,344,730)	614	(1,745,510)	401,394	(1,344,116)
Gross profit (loss)	49,842	-	201,907	(107,815)	(1,128)	142,806	(250,971)	(108,165)

Selling expenses (2)	(57,607)	-	(78,429)	(352,938)	964	(488,010)	135,072	(352,938)
Administrative expenses (2)	(47,130)	(195)	(47,159)	(249,201)	150	(343,535)	94,140	(249,395)
Other operating income	52,259	64	1,683	32,351	(766)	85,591	(53,328)	32,263
Other operating expense	(636)	-	(9,660)	(150,211)	-	(160,507)	10,296	(150,211)
Gain from investment in subsidiaries	-	-	-	1,530	(1,530)	-	-	-
Loss on interest in joint ventures	-	-	-	3	-	3	-	3
Revenue from customers contributions excempt from devolution	-	-	-	-	-	-	-	-
Loss from assets made available for sale	(10,446)	-	-	-	-	(10,446)	10,446	-
Operating loss before Resolution SE 250/13 and SE Note 6852/13	(13,718)	(131)	68,342	(826,281)	(2,310)	(774,098)	(54,345)	(828,443)
Higher costs recognition - Resolution SE 250/13 and SE Note 6852/13	-	-	-	-	-	-	-	-
Operating profit (loss)	(13,718)	(131)	68,342	(826,281)	(2,310)	(774,098)	(54,345)	(828,443)

Financial income	5,296	4,288	5,130	83,173	(11,860)	86,027	(10,522)	75,505
Financial expenses (2)	(42,713)	-	(26,178)	(230,264)	6,679	(292,476)	66,500	(225,976)
Other financial (expense) income	(5,008)	(2,627)	1,484	(166,236)	661	(171,726)	3,620	(168,106)
Financial (expense) income, net	(42,425)	1,661	(19,564)	(313,327)	(4,520)	(378,175)	59,598	(318,577)
Profit (Loss) before taxes	(56,143)	1,530	48,778	(1,139,608)	(6,830)	(1,152,273)	5,253	(1,147,020)

Income tax	39,078	-	(16,938)	116,717	-	138,857	(22,140)	116,717

Profit (Loss) from continuing operations	-	1,530	31,840	(1,022,891)	(6,830)	(1,013,416)	(16,887)	(1,030,303)
Profit from discontinued operations EMD	(22,367)	-	-	(22,366)	44,733	-	(17,066)	(17,066)
Profit (loss) from discontinued operations AES	-	-	-	28,787	(28,787)	-	33,953	33,953

Profit (Loss) for the year	(22,367)	1,530	31,840	(1,016,470)	9,116	(1,013,416)	-	(1,013,416)
Non-controlling interests	6,518	-	(3,050)	-	(414)	3,054	-	3,054
Profit (Loss) for the year attributable to the owners of the parent	(28,885)	1,530	34,890	(1,016,470)	9,530	(1,016,470)	-	(1,016,470)

(1)      It includes Emdersa and Aeseba operating segments (Note 37).

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Note (2)	Emdersa	Emdersa H.	Aeseba	Emdersa H.	Emdersa H.	As per segment information	Discontinued operations	As per consolidated statement of comprehensive income (loss)

Depreciation of property, plant and equipment	(43,659)	-	(5,317)	(192,554)	-	(241,530)	48,976	(192,554)
Amortization of intangible assets	(2,130)	-	(24,891)	-	-	(27,021)	27,021	-

Financial expenses - Interest	(18,891)	-	(14,103)	(229,753)	6,678	(256,069)	30,604	(225,465)

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Statement of Income as of 12.31.11	Emdersa	Aeseba	Edenor	Eliminations	As per segment information	Discontinued operations (1)	As per consolidated statement of comprehensive income (loss)

Revenue from sales	764,276	503,772	2,302,045	-	3,570,093	(1,268,048)	2,302,045
Revenue from construction	-	87,374	-	-	87,374	(87,374)	-
Electric power purchases	(264,511)	(194,568)	(1,130,890)	-	(1,589,969)	459,079	(1,130,890)
Cost of construction	-	(87,374)	-	-	(87,374)	87,374	-
Sub total	499,765	309,204	1,171,155	-	1,980,124	(808,969)	1,171,155
Transmission and distribution expenses (1)	(168,652)	(131,288)	(970,501)	-	(1,270,441)	299,940	(970,501)
Gross profit	331,113	177,916	200,654	-	709,683	(509,029)	200,654
Selling expenses (1)	(97,313)	(49,916)	(261,948)	-	(409,177)	147,229	(261,948)
Administrative expenses (1)	(99,122)	(29,111)	(196,602)	-	(324,835)	128,233	(196,602)
Other operating income	2,768	8,680	22,499	(3,278)	30,669	(8,170)	22,499
Other operating expense	(5,314)	(5,596)	(93,848)	3,278	(101,480)	7,632	(93,848)
Gain from acquisition of companies	-	-	434,959	-	434,959	-	434,959
Gain from interest in joint ventures	924	-	48,935	(48,931)	928	(924)	4
Impairment of assets available for sale	-	-	(218,340)	(29,527)	(247,867)	247,867	-
Operating profit (loss)	133,056	101,973	(63,691)	(78,458)	92,880	12,838	105,718

Financial income	118	3,919	85,847	(32,326)	57,558	(4,037)	53,521
Financial expenses (2)	(61,484)	(15,130)	(150,569)	-	(227,183)	76,614	(150,569)
Other financial (expense) income	(12,114)	(11,358)	(93,467)	-	(116,939)	23,472	(93,467)
Net financial expense	(73,480)	(22,569)	(158,189)	(32,326)	(286,564)	96,049	(190,515)
Profit (Loss) before taxes	59,576	79,404	(221,880)	(110,784)	(193,684)	108,887	(84,797)

Income tax	(17,455)	(30,387)	(82,177)	-	(130,019)	47,842	(82,177)

Profit (Loss) from continuing operations	42,121	49,017	(304,057)	(110,784)	(323,703)	156,729	(166,974)
Loss from discontinued operations	-	-	-	32,322	32,322	(156,729)	(124,407)

Profit (Loss) for the year	42,121	49,017	(304,057)	(78,462)	(291,381)	-	(291,381)
Non-controlling interests	(6,851)	(5,478)	-	(347)	(12,676)	-	(12,676)
Profit (Loss) for the year attributable to the owners of the parent	35,270	43,539	(304,057)	(78,809)	(304,057)	-	(304,057)

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

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

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against the Company relating to legal actions for individual non-significant amounts for which a provision, that at December 31, 2013 amounts to $ 91.4 million, has nevertheless been recorded.

The most significant legal actions in which the Company is a party involved are detailed below:

a.       Legal action brought by the National Ombudsman

Purpose: presentation against the resolutions by which the new electricity tariff schedule went into effect as from October 1, 2008 and the application of the Program for the Rational Use of Electric Power (PUREE).

Procedural stage of the proceedings: on December 7, 2009, the Company filed an appeal (“Queja por Recurso denegado”) to the Federal Supreme Court concerning the precautionary measure granted to the plaintiff, which is currently being analyzed by the Supreme Court. The file was joined to “CARBONEL SILVIA CRISTINA vs Federal Government – MINISTRY OF PLANNING – ENERGY SECRETARIAT RESOLUTION 1196/08 1170/08, ACTION FOR THE PROTECTION OF A RIGHT GUARANTEED BY THE CONSTITUTION (AMPARO) LAW 16,986”, and treated as an Action for the protection of rights. On August 20, 2013, the Court in Contentious and Administrative Federal Matters no. 10 – Clerk’s Office No. 20 rejected the aforementioned action. This decision was appealed by the plaintiff, the resolution of which is still pending. The precautionary measure continues to be in force until the decision is final.

Amount: undetermined

Conclusion: no provision has been recorded for these claims in these consolidated financial statements as the Company management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. It is estimated that this legal action will be terminated in 2014.

b.      Legal action brought by Consumidores Libres Coop. Ltda. de provisión de servicios de acción comunitaria.

Purpose:

a) That all the last resolutions concerning electricity tariffs issued by the ENRE and the National Energy Secretariat be declared null and unconstitutional, and, in consequence whereof, that the amounts billed by virtue of these resolutions be refunded.

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

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Amount: undetermined

Procedural stage of the proceedings: The Company answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The Court hearing the case approved the request and CAMMESA answered the service of notice in due time and manner. The Federal Government has answered the complaint filed against it within the term granted for such purpose, filing a motion to dismiss for lack of standing to be sued (“falta de legitimación pasiva”).

Conclusion: no provision has been recorded for these claims in these consolidated financial statements as the Company management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. It is estimated that this legal action will not be terminated in 2014.

c.       Legal action brought by Consumidores Financieros Asociación civil para su defensa

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

Amount: undetermined

Procedural stage of the proceedings: On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. These pleadings were made available to the plaintiff. Although the plaintiff’s opposition to the requested summons had not yet been resolved, the proceedings were brought to trial, in response to which EDENOR S.A. filed a motion for reversal with a supplementary appeal. The Court hearing the case granted the motion filed by EDENOR S.A. and ordered that the Federal Government, the AFIP and the ENRE be summoned as third-party defendants, which is currently taking place.

Conclusion: no provision has been recorded for these claims in these consolidated financial statements as the Company management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. It is estimated that the proceedings will not be terminated in 2014

d.      Legal action brought by Unión de Usuarios y Consumidores

Purpose:

a) that clause 4.6 and related clauses of Appendix I of the Adjustment Agreement be revoked, inasmuch as they establish that the tariff increase will be retroactive;

b) that Resolution 51/07 of the ENRE be nullified inasmuch as it authorizes the retroactive increase of tariffs in favor of the Company.

c) that the Company be ordered to reimburse customers all the amounts paid as retroactive tariff increase for the period of November 1, 2005 through January 31, 2007.

d) that the reimbursement be implemented through a credit in favor of customers.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Amount: undetermined

Procedural stage of the proceedings: By  resolution issued on June 1, 2011, the Court of Appeals in Contentious and Administrative Federal Matters No. V, supporting the Company‘s arguments, ordered that the lower court decision be nullified as to the merits of the case.  Against such decision, the Unión de Usuarios y Consumidores filed an extraordinary federal appeal (“Recurso Extraordinario Federal”) which was granted on November 3, 2011. The proceedings have been taken to the Federal Supreme Court, which on October 1, 2013 rejected the appeal due to the lack of compliance with a Court resolution.

Conclusion: No provision has been recorded in connection with this claim inasmuch as a final judgment in favor of EDENOR has been rendered.

e.       Legal action brought by the Company (“EDENOR S.A. VS ENRE RESOLUTION 32/11”)

Purpose: The judicial annulment of ENRE Resolution that established the following:

- the Company be fined in the amount of $ 750,000 due to its failure to comply with the obligations arising from Section 25, sub-sections a, f and g, of the Concession Agreement and Section 27 of Law No. 24,065.

- the Company be fined in the amount of $ 375,000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and Resolution 905/1999 of the ENRE.

- the Company customers be paid as compensation for the power cuts suffered the following amounts: $ 180 to each small-demand residential customer (T1R) who suffered power cuts that lasted more than 12 continuous hours, $ 350 to those who suffered power cuts that lasted more than 24 continuous hours, and $ 450 to those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

Amount:  $ 22.4 million.

Procedural stage of the proceedings: On July 8, 2011, the Company requested that notice of the substance of the case be served on the ENRE, which has effectively taken place. The proceedings are “awaiting resolution” since the date on which the ENRE answered the notice served. Furthermore, on October 28, 2011, the Company filed an appeal (“recurso de queja por apelación denegada”) with the Supreme Court concerning the provisional relief sought and not granted. On April 24, 2013, the Company was notified of the Appellate Court’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor was declared formally inadmissible. On May 3, 2013, the Company filed an ordinary appeal (“Recurso Ordinario de Apelación”) with the Supreme Court. Additionally, on May 13, 2013, an extraordinary appeal (“Recurso Extraordinario Federal”) was also filed with the same Court. As of the date of this report, no decision has yet been issued on the two appeals lodged by the Company.

Conclusion: As of December 31, 2013, the provision recorded by the Company for principal and interest accrued amounts to $ 34.9 million. It is estimated that this legal action will not be terminated in 2014.

f.        Legal action brought by the Company (“EDENOR S.A. VS ENRE RESOLUTION 336/12”)

Purpose: By this action, the Company challenges ENRE’s resolution pursuant to which

- the Company has to determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012;

- the Company has to determine the discounts to be recognized to each of the customers identified in accordance with the preceding caption;

- the Company has to accredit such discounts on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period;

- the Company has to pay a compensation to each small-demand residential customer (T1R) who has been affected by the power cuts occurred during the aforementioned period, the amount of which will depend on the electricity outage duration, provided, however, that such power cut lasted more than 12 continuous hours.

Amount: not specified in the complaint.

Procedural stage of the proceedings: This resolution has been answered by the Company.

Conclusion: As of December 31, 2013, the provision recorded by the Company for penalties and compensations amounts to $ 16.7 million (Note 2.e). It is estimated that this legal action will not be terminated in 2014.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

g.       Legal action brought by ASOCIACIÓN DE DEFENSA DE DERECHOS DE USUARIOS Y CONSUMIDORES – ADDUC

Purpose: the Company has been ordered to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law No. 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from users of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the value added tax (VAT) and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

Amount: undetermined

Procedural stage of the proceedings: On November 11, 2011, the Company answered the complaint and filed a motion to dismiss for both lack of standing to sue (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit, currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. These pleadings were made available to the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3, provide it with the proceedings “Consumidores Financieros Asociación Civil vs EDESUR and Other defendants, in the case brought for BREACH OF CONTRACT”. As of to date, the Court has not received the requested file.

Conclusion: therefore, no provision has been recorded for these claims in these consolidated financial statements as the Company management believes that there exist solid arguments for them to be considered inadmissible, based on both that which has been previously mentioned and the opinion of its legal advisors. It is estimated that this legal action will not be terminated in 2014.

h.      Tax on minimum presumed income - Petition against the Federal Administration of Public Revenues (AFIP)

On August 2, 2013, the Company decided to adhere to the easy payment plan established by AFIP GR No. 3451/13, for an amount of $ 47 million relating to the minimum presumed income tax for fiscal year 2011 (principal plus interest accrued through the date on which the Company adhered to the plan). As a consequence of the Company’s adherence to the aforementioned easy payment plan, the debt will be paid in sixteen monthly and consecutive installments at a monthly interest rate of 1.35%, with the first installment falling due on September 16, 2013 (Note 31). Additionally, on August 23, 2013, the Company abandoned the petition for a declaratory relief it had filed against the AFIP.

i.        Legal action brought by the Company (“EDENOR S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, the Company instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Memorandum of Understanding concerning the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesión” – Adjustment Agreement) entered into with Edenor in 2006, and for damages caused as a result of such breach.

Procedural stage of the proceedings: On November 22, 2013, EDENOR amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. As of the date of this report, notice of the complaint has not yet been served upon the defendant.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

10.               Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Transforming chamber, platforms and meters	Furniture, tools, vehicles, equipment and comunications	Constructions in progress	Supplies and spare parts	Total
At 01.01.11
Cost	107,072	1,139,156	3,256,514	1,406,110	380,072	307,799	22,848	6,619,571
Accumulated depreciation	(24,079)	(392,709)	(1,618,749)	(556,931)	(314,773)	-	-	(2,907,241)
Net amount	82,993	746,447	1,637,765	849,179	65,299	307,799	22,848	3,712,330

Additions	-	-	-	-	-	430,637	4,014	434,651
Disposals	(398)	-	(1,307)	(41)	(5)	-	-	(1,751)
Transfers	5,754	30,006	98,570	116,276	17,748	(268,354)	-	-
Depreciation	(4,341)	(40,173)	(82,974)	(48,909)	(8,395)	-	-	(184,792)
Discontinued operations	10,688	(22,723)	(98,499)	(116,283)	(8,248)	273,550	(3,613)	34,872
Net amount 12.31.11	94,696	713,557	1,553,555	800,222	66,399	743,632	23,249	3,995,310

At 12.31.11
Cost	127,383	1,139,227	3,254,200	1,406,224	432,272	743,632	23,249	7,126,187
Accumulated depreciation	(32,687)	(425,670)	(1,700,645)	(606,002)	(365,873)	-	-	(3,130,877)
Net amount	94,696	713,557	1,553,555	800,222	66,399	743,632	23,249	3,995,310

Additions	-	-	-	-	3,306	536,673	4,329	544,308
Disposals	(324)	-	(1,268)	(98)	(159)	-	-	(1,849)
Transfers	10,415	73,232	138,829	127,048	68,511	(417,129)	(906)	-
Depreciation	(4,475)	(34,388)	(85,084)	(52,404)	(16,203)	-	-	(192,554)
Discontinued operations (Note 37)	5,035	23,870	98,497	116,285	24,725	(272,641)	3,613	(616)
Net amount 12.31.12	105,347	776,271	1,704,529	991,053	146,579	590,535	30,285	4,344,599

At 12.31.12
Cost	143,408	1,242,566	3,488,557	1,649,273	523,893	590,535	30,285	7,668,517
Accumulated depreciation	(38,061)	(466,295)	(1,784,028)	(658,220)	(377,314)	-	-	(3,323,918)
Net amount	105,347	776,271	1,704,529	991,053	146,579	590,535	30,285	4,344,599

Additions	-	-	-	-	28,074	1,043,976	20,292	1,092,342
Disposals	-	(346)	(800)	(83)	(1)	-	-	(1,230)
Transfers	10,970	125,391	291,712	120,662	43,131	(591,866)	-	-
Depreciation	(4,491)	(35,903)	(89,254)	(55,712)	(26,788)	-	-	(212,148)
Discontinued operations (Note 37)	(15,723)	-	-	-	(18,478)	(55)	-	(34,256)
Net amount 12.31.13	96,103	865,413	1,906,187	1,055,920	172,517	1,042,590	50,577	5,189,307

At 12.31.13
Cost	133,155	1,367,062	3,778,595	1,769,798	538,668	1,042,590	50,577	8,680,445
Accumulated depreciation	(37,052)	(501,649)	(1,872,408)	(713,878)	(366,151)	-	-	(3,491,138)
Net amount	96,103	865,413	1,906,187	1,055,920	172,517	1,042,590	50,577	5,189,307

•           During the years ended December 31, 2013,  2012 and 2011 direct costs capitalized amounted to $ 124.2 million, $ 107.5 million and $ 76.9 million, respectively.

•           Financial costs capitalized for the years ended December 31, 2013,  2012 and 2011 amounted to $ 24.5 million, $ 25.4 million and $ 16.2 million, respectively.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

11.                Intangible assets

	Contract right from the concessions	Total
At 01.01.11
Cost	-	-
Accumulated amortization	-	-
Net amount	-	-

Additions	-	-
Disposals	-	-
Amortization	-	-
Discontinued operations	793,015	793,015
Net amount 12.31.11	793,015	793,015

At 12.31.11
Cost	1,072,089	1,072,089
Accumulated amortization	(279,074)	(279,074)
Net amount	793,015	793,015

Additions	-	-
Disposals	-	-
Amortization	-	-
Discontinued operations (Note 37)	52,833	52,833
Net amount 12.31.12	845,848	845,848

At 12.31.12
Cost	1,146,241	1,146,241
Accumulated amortization	(300,393)	(300,393)
Net amount	845,848	845,848

Discontinued operations (Note 37)	(845,848)	(845,848)
Net amount 12.31.13	-	-

12.               Financial instruments

12.1            Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2013
Assets
Trade receivables	803,095	-	-	803,095
Other receivables	481,519	-	239,988	721,507
Cash and cash equivalents				-
Cash and Banks	19,775	-	-	19,775
Checks to be deposited	62	-	-	62
Time deposits	3,749	-	-	3,749
Money market funds	-	219,887	-	219,887
Financial assets at fair value through profit or loss:
Government bonds	-	14,256	-	14,256
Government bonds - AESEBA trust	-	99,523	-	99,523
Money market funds	-	102,655	-	102,655
Total	1,308,200	436,321	239,988	1,984,509

As of December 31, 2012
Assets
Trade receivables	891,425	-	-	891,425
Other receivables	113,500	-	208,744	322,244
Cash and cash equivalents
Cash and Banks	18,697	-	-	18,697
Checks to be deposited	976	-	-	976
Time deposits	481	-	-	481
Money market funds	-	50,954	-	50,954
Financial assets at fair value through profit or loss:
Government bonds	-	3,415	-	3,415
Total	1,025,079	54,369	208,744	1,288,192

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
As of December 31, 2013
Liabilities
Trade and other payables	2,761,622	-	2,761,622	1,032,377	3,793,999
Borrowings	1,350,532	-	1,350,532	-	1,350,532
Total	4,112,154	-	4,112,154	1,032,377	5,144,531

As of December 31, 2012
Liabilities
Trade and other payables	1,359,623	-	1,359,623	2,049,505	3,409,128
Borrowings	1,453,843	-	1,453,843	-	1,453,843
Total	2,813,466	-	2,813,466	2,049,505	4,862,971

Financial instruments categories have been determined based on IFRS 9. The financial liabilities at amortized cost include also the operating leases where the Company acts as lessee, which are to be measured in accordance with IAS 17.

The income, expenses, gains and losses resulting from each category of financial instruments are as follow:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2013
Interest income	250,994	36,074	287,068
Exchange differences	29,410	-	29,410
Bank fees and expenses	(10,313)	-	(10,313)
Changes in fair value of financial assets	-	16,097	16,097
Adjustment to present value	2,378	-	2,378
Other	-	58	58
Total	272,469	52,229	324,698

As of December 31, 2012
Interest income	45,858	29,647	75,505
Exchange differences	16,277	-	16,277
Bank fees and expenses	(511)	-	(511)
Gain from financial instruments at fair value	-	39,053	39,053
Total	61,624	68,700	130,324

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Non-financial instruments	Total
As of December 31, 2013
Interest expense	(481,184)	-	(13,357)	(494,541)
Other financial results	(14,763)	-	-	(14,763)
Exchange differences	(395,169)	-	-	(395,169)
Net gain from the repurchase of Corporate Notes	88,879	-	-	88,879
Total	(802,237)	-	(13,357)	(815,594)

As of December 31, 2012
Interest expense	(213,545)	-	(11,920)	(225,465)
Exchange differences	(209,156)	-	-	(209,156)
Adjustment to present value	(2,196)	-	-	(2,196)
Other financial results	(12,084)	-	-	(12,084)
Total	(436,981)	-	(11,920)	(448,901)

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

12.2           Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

	12.31.13	12.31.12
Customers with no external credit rating (1):
Group 1 (i)	338,982	575,737
Group 2 (ii)	217,722	211,190
Group 3 (iii)	88,025	54,091
Group 4 (iv)	158,366	50,407
Total trade receivables	803,095	891,425

(1) Balances do not include the allowance for the impairment of trade receivables
(i) Relates to customers with debt to become due.
(ii) Relates to customers with up to 3 months past due debt.
(iii) Relates to customers with 3 to 12 months past due debt.
(iv) Relates to customers with more than 12 months past due debt.

As of December 31, 2013, the maximum exposure to credit risk is the carrying amount of these financial assets.

13.               Other receivables

	12.31.13	12.31.12
Non-current:
Prepaid expenses	1,020	1,260
Receivable from CMM	-	45,530
Receivable from minimum presumed income	127,386	96,688
Tax credits	1,107	11,697
Financial receivable	60,994	12,993
Receivable with EDEN S.A. class “C” shareholders	-	17,263
Related parties	7,279	8,352
Other	1,609	1,235
Total Non-current	199,395	195,018

Current:
Prepaid expenses	2,751	1,893
Receivable from CMM (Note 2.c.III) (1) (2)	362,721	-
Value added tax	81,214	-
Advances to suppliers	21,790	47,410
Advances to personnel	4,718	3,666
Security deposits	1,980	1,074
Receivables from activities other than the main activity	52,238	27,521
Financial receivable	2,925	2,516
Receivable with FOCEDE (Note 2.c.V)	-	3,789
Note receivable with EDESUR	-	3,529
Judicial deposits	1,786	4,216
Related parties	1,186	43,940
Allowance for the impairment of other receivables	(20,412)	(16,011)
Other	9,215	3,683
Total Current	522,112	127,226

(1)     Includes estimated interest for $ 750.3 million (income) and $ 552.8 million (expense) relating to the CMM and the PUREE, respectively.

(2)     At December 31, 2013, net of the commercial debt with CAMMESA for 1.1 billion and the PUREE-related debt for $ 1.6 billion, which were offset as established in SE Resolution 250/13 and SE Note 6852/13 (Note 2.C.III).

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

The carrying amount of the Company’s other financial receivables approximates their fair value.

The aging analysis of other receivables is as follows:

	12.31.13	12.31.12
Past due	13,200	27,881
Up to 3 months	33,238	14,411
From 3 to 6 months	90,776	32,094
From 6 to 9 months	378,251	-
From 9 to 12 months	6,647	52,840
More than 12 months	199,395	195,018
Total other receivables	721,507	322,244

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.13	12.31.12
Balance at beginning of year	16,011	12,253
Increase	5,146	4,095
Uses	(745)	(337)
Balance at end of year	20,412	16,011

At the consolidated statement of financial position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in the following currencies:

	12.31.13	12.31.12
Argentine pesos	715,190	257,458
US dollars	5,943	64,514
Euros	374	272
Total other receivables	721,507	322,244

14.               Trade receivables

	12.31.13	12.31.12
Non-current:
Bonds for the cancellation of debts of the Province of Bs. As.	-	2,042
Total Non-current	-	2,042

Current:
Sales of electricity - Billed (1)	542,324	564,338
Sales of electricity – Unbilled	236,761	325,623
Framework Agreement	56,928	25,438
National Fund of Electricity	5,290	2,984
Bonds for the cancellation of debts of the Province of Bs. As.	1,701	4,095
Specific fee payable for the expansion of the network,transportation and others	10,536	9,933
Receivables in litigation	22,740	20,237
Allowance for the impairment of trade receivables	(73,185)	(63,265)
Total Current	803,095	889,383

(1)        Net of Stabilization factor.

The carrying amount of the Company’s trade receivables approximates their fair value.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

The aging analysis of these trade receivables is as follows:

	12.31.13	12.31.12
Past due	464,113	315,688
Up to 3 months	338,982	573,396
From 3 to 6 months	-	299
More than 6 months	-	2,042
Total trade receivables	803,095	891,425

The roll forward of the allowance for the impairment of trade receivables is as follows:

	12.31.13	12.31.12
Balance at beginning of year	63,265	57,618
Increase	32,871	13,054
Uses	(410)	(8,778)
Discontinued operations (Note 37)	(22,541)	1,371
Balance at end of year	73,185	63,265

As of December 31, 2013, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in the following currencies:

	12.31.13	12.31.12
Argentine pesos	803,095	891,425
	803,095	891,425

15.                Financial assets at fair value through profit or loss

	12.31.2013	12.31.2012
Government bonds	14,256	3,415
Government bonds - AESEBA trust	99,523	-
Money market funds	102,655	-
Total curret	216,434	3,415

16.               Inventories

	12.31.13	12.31.12
Current:
Supplies and spare-parts	83,853	85,002
Total inventories	83,853	85,002

17.                Cash and cash equivalents

	12.31.13	12.31.12	12.31.11
Cash and banks	19,837	19,673	23,095
Time deposits	3,749	481	48,511
Money market funds	219,887	50,954	58,903
Total cash and cash equivalent	243,473	71,108	130,509

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

18.               Assets under construction

	Construction works with the Company´s own funds	Construction works with PUREE funds	Construction works with OCEBA funds	Construction works with FREBA funds	Total
At January 1, 2012	36,185	4,996	4,323	-	45,504
Additions	53,243	10,711	1,726	50,234	115,914
Transfers	(26,747)	(2,008)	(1,977)	(46,220)	(76,952)
At December 31, 2012	62,681	13,699	4,072	4,014	84,466
Discontinued operations (Nota 37)	(62,681)	(13,699)	(4,072)	(4,014)	(84,466)
At December 31, 2013	-	-	-	-	-

19.               Share capital and additional paid-in capital

	Number of shares (1)	Share capital (2)	Additional paid-in capital	Total
At January 1, 2012	906,455,100	1,902,944	21,769	1,924,713
Absorption of accumulated losses - Shareholders' Meeting of 04/27/2012	-	(588,426)	(18,317)	(606,743)
At December 31, 2012	906,455,100	1,314,518	3,452	1,317,970
Absorption of accumulated losses - Shareholders' Meeting of 04/25/2013	-	(498,708)	(3,452)	(502,160)
Reversal of the absorption of accumulated losses - Shareholders' Meeting of 12/20/2013	-	498,708	3,452	502,160
At December 31, 2013	906,455,100	1,314,518	3,452	1,317,970

(1)   Includes 9,412,500 treasury shares at December 31, 2013 and 2012, respectively.

(2)   Includes the nominal value of capital and treasury stock and the adjustment for inflation of both concepts.

At December 31, 2012, the Company’s share capital amounted to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

On April 25, 2013, the Shareholders’ Meeting approved the annual separate and consolidated Financial Statements as of December 31, 2012 and resolved to reduce capital stock, due to the fact that the Company had become subject to compliance with the mandatory capital stock reduction established in section 206 of the Argentine Business Organizations Law since losses consumed the totality of the reserves and 50% of capital stock. The approved reduction implies the decrease of the number of shares while maintaining shareholding proportions.  On May 22, 2013, the Company filed the documentation with the National Securities Commission for its approval and subsequent registration.

With regard to the capital reduction mentioned in the preceding paragraph, the Company Extraordinary Shareholders’ Meeting held on December 20, 2013, as a consequence of the issuance of SE Resolution 250/13 and SE Note 6852/13 described in Note 2.c.III, approved the reversal of the mandatory capital stock reduction due to the fact that the causes that had led to the adoption of such decision have disappeared. Furthermore, the effects of those regulations allowed the Company to overcome the situation concerning the grounds for corporate dissolution due to loss of capital stock to which it had been exposed at March 31, 2013.

Therefore, at December 31, 2013, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

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

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Listing of the Company’s shares

The Company’s shares are listed on the Buenos Aires Stock Exchange and are part of the Merval Index.

Furthermore, on August 5, 2009 the Securities and Exchange Commission (“SEC”) of the United States of America authorized the Company to trade American Depositary Shares (“ADSs”), each representing 20 common shares of the Company. As from October 9, 2009 the Company’s ADSs are traded in the New York Stock Exchange (“NYSE”).

The trading of ADSs in the NYSE is part of the Company’s strategic plan to increase both its liquidity and the volume of its shares.

Acquisition of the Company’s own shares

During fiscal year 2008, the Company acquired 9,412,500 Class B treasury shares with a nominal value of 1 peso. The amount disbursed to acquire these shares totaled $ 6.4 million, which was deducted from unappropriated retained earnings of the equity attributable to the owners of the Company at that date. At the date of these consolidated financial statements, these shares are held as “treasury stock”. The Company is entitled to reissue these shares at a future date.

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

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

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

No provision has been recorded in these consolidated financial statements in connection with the legal actions brought against the Company as the Company management believes that EDENOR S.A. is not responsible for the above-mentioned claims.

In accordance with the agreements, laws and decrees that govern the Employee Stock Ownership Program, the Class C shares may only be held by personnel of the Company, therefore before the public offering of the Class C shares that had been separated from the Program, such shares were converted into Class B shares and sold. In conformity with the by-laws, the political rights previously attributable to Class C shares are at present jointly exercised with those attributable to Class B shares and the holders of the remaining Class C shares will vote jointly as a single class with the holders of Class B shares when electing directors and supervisory committee members. At December 31, 2013 and 2012, 1,757,344 and 1,952,604 Class C shares, representing 0.22% of the Company’s share capital in each case are outstanding.

20.              Allocation of profits

Restrictions on the distribution of dividends

                    i.            In accordance with the provisions of Law No. 19,550, the General Annual Meeting held on April 27, 2012 resolved that the loss for the year ended December 31, 2011 be absorbed by the Retained Earnings account.

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

                iv.            In accordance with the provisions of Argentine Business Organizations Law No. 19,550, not less than five percent (5%) of the net profit arising from the statement of income for the year must be allocated to the legal reserve, until it equals twenty percent (20%) of the share capital. No charge has been recorded for this concept in the year being reported.

                  v.            Recording of legal reserve for up to the amount absorbed, as resolved by the General Annual Meeting held on April 27, 2012.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

21.               Trade payables

	12.31.13	12.31.12
Non-current:
Customer deposits	54,524	57,785
Customer contributions	113,778	95,723
Funding contributions - substations	51,700	-
Suppliers	794	1,805
Total Non-current	220,796	155,313

(1)   As of December 31, 2013, net of $ 1,152.3 million, offset in accordance with SE Resolution 250/13 and SE Note 6852/13 (Note 2.C.III.).

The fair values of non-current customer contributions at December 31, 2013 and 2012 amount to $ 98.7 million and $ 83.7 million, respectively.

The carrying amount of the rest of the Company’s financial liabilities included in trade payables approximates their fair value.

22.              Other payables

	12.31.13	12.31.12
Non-current:
ENRE penalties and discounts	836,115	617,011
Program for the rational use of electric power (1)	108,603	1,277,761
Total Non-current	944,718	1,894,772

Current:
ENRE penalties and discounts	87,658	45,031
Program for the rational use of electric power (Res. MIVSPBA No. 252/07)	-	74,693
Advance payments received for sale agreements of related parties	-	7,377
Related parties	2,028	2,382
Liability with FOCEDE (Note 2.c.V)	4,237	3,789
Liability with FOTAE (Note 41)	48,960	-
Dividends payable to class "C" shareholders	-	7,509
Other	4,294	9,606
Total Current	147,177	150,387

(1)   As of December 31, 2013, net of $ 1.6 billion, offset in accordance with SE Resolution 250/13 and SE Note 6852/13 (Note 2.C.III.).

The carrying amount of the Company’s other financial payables approximates their fair value.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

23.              Deferred revenue

	12.31.13	12.31.12
Non-current
Related to IFRIC 12	-	230,061
Nonrefundable customer contributions	33,666	34,366
Total Non-current	33,666	264,427

24.              Borrowings

	12.31.13	12.31.12
Non-current:
Financial loans	-	5,424
Corporate notes (1)	1,309,949	1,345,276
Total non-current	1,309,949	1,350,700

Current:
Financial loans	430	31,371
Interest	40,153	35,107
Corporate notes	-	11,665
Bank overdrafts	-	25,000
Total current	40,583	103,143

(1)     Net of issuance expenses and debt repurchase.

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	12.31.13	12.31.12
Fixed rate
Less than 1 year	40,583	61,028
From 1 to 2 years	-	424
More than 4 years	1,309,949	1,345,276
	1,350,532	1,406,728
Floating rate
Less than 1 year	-	42,115
From 1 to 2 years	-	5,000
	-	47,115
	1,350,532	1,453,843

The carrying amounts of the Company’s current borrowings and non-current financial loans approximate their fair values.

As of December 31, 2013 and 2012, the fair values of the Company’s non-current borrowings (Corporate Notes) amount to $ 924.1 million and $ 588.3 million, respectively. Such values were calculated on the basis of the market price of the Company’s corporate notes at the end of each year.

The Company’s borrowings are denominated in the following currencies:

	12.31.13	12.31.12
Argentine pesos	430	72,294
US dollars	1,350,102	1,381,549
	1,350,532	1,453,843

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

The roll forward of the Company’s borrowings during the year was as follows:

Balance at 01.01.2012	1,248,907
Principal borrowed	751
Principal repaid	(36,480)
Interest paid	(128,893)
Exchange difference and interest accrued	308,930
Discontinued operations (Note 37)	60,628
Balance at 12.31.2012	1,453,843
Discontinued operations (Note 37)	(60,629)
Principal repaid	(25,535)
Interest paid	(176,976)
Repurchase of Corporate Notes - Trust AESEBA	(165,085)
Repurchase of Corporate Notes for collection of related companies	(52,840)
Gain from the repurchase of Corporate Notes	(176,104)
Exchange difference and interest accrued	553,858
Balance at 12.31.2013	1,350,532

THE COMPANY’S BORROWINGS

   Corporate notes programs

The Company is included in a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 01-01-13	Debt repurchase (2)	Debt structure at 12-31-13	At 12-31-13
Fixed Rate Par Note	7	10.50	2017	24.76	(10.00)	14.76	96.25
Fixed Rate Par Note (1)	9	9.75	2022	247.43	(61.31)	186.12	1,213.70
Total				272.19	(71.31)	200.88	1,309.95

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 01-01-12	Debt repurchase (2)	Debt structure at 12-31-12	At 12-31-12
Fixed Rate Par Note	7	10.50	2017	24.76	-	24.76	121.77
Fixed Rate Par Note (1)	9	9.75	2022	247.43	-	247.43	1,223.51
Total				272.19	-	272.19	1,345.28

(1)      Net of issuance expenses.

(2)     Includes collection, through the trust, of proceeds from subsidiary sales and collection of financial receivables with related companies.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Debt issued in Argentine pesos

Obligaciones Negociables	Debt structure (Million of $)
	Class	Rate	Year of maturity	At 12-31-13
Floating Rate Par Note	8	BADLAR+6,75	2013	-
Total				-

Corporate Notes	Debt structure (Million of $)
	Class	Rate	Year of maturity	At 12-31-12
Floating Rate Par Note	8	BADLAR+6,75	2013	11.66
Total				11.66

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

                               ii.            Suspension of Covenants:

Certain negative covenants stipulated in the terms and conditions of the Corporate Notes will be suspended or adjusted if:

-The Company’s long-term debt rating is raised to Investment Grade or its Level of Indebtedness is equal to or lower than 2.5.

- If the Company subsequently losses its Investment Grade rating or its Level of Indebtedness is higher than 2.5, as applicable, the suspended negative covenants will be once again in effect.

At the date of issuance of these consolidated Financial Statements, the previously mentioned ratios have been complied with.

However, the reinstatement of the covenants will not affect those acts which the Company may have performed during the suspension of such covenants.

25.               Salaries and social security taxes payable

a.      Salaries and social security taxes payable

	12.31.13	12.31.12
Non-current:
Early retirements payable	1,164	1,983
Seniority-based bonus	24,795	15,477
Total non-current	25,959	17,460

Current:
Salaries payable and provisions	383,096	326,903
Social security taxes payable	35,832	53,018
Early retirements payable	1,929	3,721
Total current	420,857	383,642

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

b.      Salaries and social security taxes expenses

	12.31.13	12.31.12
Salaries	892,679	663,434
Social security taxes	227,276	220,352
Discontinued operations (Note 37)	-	(189,791)
Total salaries and social security taxes	1,119,955	693,995

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which at December 31, 2013 and 2012 amount to $ 1.9 million and $ 3.7 million (current) and $ 1.2 million and $ 2 million (non-current), respectively.

As of December 31, 2013 and 2012, the provisions for the seniority-based bonus granted to employees amounted to $ 24.8 million and $ 15.5 million, respectively.

As of December 31, 2013 and 2012, the number of employees amounts to 3,563 and 2,966, respectively.

26.              Benefit plans

A bonus is granted to all those employees who have the necessary years of service and made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary in accordance with the collective bargaining agreement and for employees who are not union members.

	12.31.13	12.31.12
Non-current	102,691	97,436
Current	-	14,968
Total Benefit plans	102,691	112,404

The detail of the benefit plan obligations at December 31, 2013 2012 and 2011 is as follows:

	12.31.13	12.31.12	12.31.11
Benefit payment obligations at beginning of year (1)	112,404	94,830	41,492
Current service cost	3,678	3,568	2,229
Interest cost	18,862	16,796	7,684
Actuarial losses	20,951	(7,937)	10,247
Benefits paid to participating employees	(7,904)	(3,989)	(2,986)
Discontinued operations (Note 37)	(45,300)	9,136	36,164
Benefit payment obligations at year end	102,691	112,404	94,830

As of December 31, 2013 2012 and 2011, the Company does not have any assets related to post-retirement benefit plans.

The detail of the charge recognized in the consolidated statement of comprehensive income (loss) is as follows:

	12.31.13	12.31.12	12.31.11
Cost	3,678	3,568	2,229
Interest	18,862	16,796	7,684
Discontinued operations (Note 37)	-	10,662	5,734
Actuarial results - Other comprehensive loss	20,951	(7,937)	10,247
Actuarial results - Other comprehensive loss from discontinued operations (Nota 37)	-	6,011	35,517
	43,491	29,100	29,411

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

The main actuarial assumptions used by the Company were the following:

	12.31.13	12.31.12	12.31.11
Discount rate	6%	6%	6%
Salary increase	2%	2%	2%
Inflation	25%	29%	29%

The annual 6% real discount rate is reasonable considering the market rates for Argentine government bonds at December 31, 2010. The IRR of Argentine government bonds has been significantly influenced, since mid-2011, by the global macroeconomic context, and the probability of default thereon is assumed to be higher than the credit risk of large corporations. Subsequently, the rates increased due to a significant increase of the risk of default, unrelated to the risk of well-established firms whose risk of default on their obligations has not changed in such proportion.

The following information shows the effect of a 1% variation in the discount rate for the projection at December 31, 2013:

	Changes in premises	Increase in premises	Decrease in premises
Discount rate	1%	6.30%	7.24%
Salary growth rate	1%	6.83%	6.05%

Payments expected benefits are:

	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years
At December 31, 2013
Benefit payment obligations	3,490	2,398	3,933	5,117	80,899

Estimates based on actuarial techniques imply the use of statistical tools, such as the so-called demographic tables used in the actuarial valuation of Edenor S.A. active personnel.

In order to determine the mortality of Edenor active personnel, the “1971 Group Annuity Mortality” table has been used. In general, a mortality table shows for each age group the probability that a person in any such age group will die before reaching a predetermined age. Male and female mortality tables are elaborated separately inasmuch as men and women’s mortality rates are substantially different.

In order to estimate total and permanent disability due to any cause, 80% of the “1985 Pension Disability Study” table has been used.

In order to estimate the probability that the Company active personnel will leave the Company or stay therein, the “ESA 77” table has been used.

Liabilities related to the above-mentioned benefit plans have been determined contemplating all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2013.

These benefits do not apply to key management personnel.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

27.               Income tax and tax on minimum presumed income / Deferred tax

At the date of issuance of these Consolidated Financial Statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2012, except for the following:

As a consequence of the issuance of SE Resolution 250/13 and SE Note 6852/13 described in Note 2.c.III, as of December 31, 2013 the Company generated taxable profit. Therefore, and in accordance with IFRS, the Company recognized in the accounting tax losses carryforward from prior years for an amount of $ 406.8 million, which have been applied to assess the tax expense for the period.

The analysis of deferred tax assets and liabilities is as follows:

	12.31.13	12.31.12
Deferred tax assets:
Deferred tax assets to be recovered in more than 12 months	339,113	373,351
	339,113	373,351
Deferred tax liabilities:
Deferred tax liabilities to be recovered in more than 12 months	(412,540)	(603,762)
	(412,540)	(603,762)
Net deferred tax liabilities	(73,427)	(230,411)

The amounts of deferred tax assets and liabilities considered as of December 31, 2013, 2012 and 2011, respectively, are detailed below:

Balance at January 1, 2012	(348,749)
Charged to the statement of comprehensive loss	119,984
Charged to other comprehensive loss	(1,646)
Balance at December 31, 2012	(230,411)
Charged to the statement of comprehensive income	44,116
Charged to other comprehensive income	7,333
Discontinued operations (Note 37)	105,535
Balance at December 31, 2013	(73,427)

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

The detail of the income tax expense is disclosed below:

	12.31.13	12.31.12	12.31.11
Deferred tax	(149,651)	(99,779)	152,971
Income tax	(149,651)	(99,779)	152,971

	12.31.13	12.31.12	12.31.11
Loss before income tax	823,751	(1,147,020)	(84,797)
Discontinued operations (Note 37)	-	56,192	85,918
Subtotal	823,751	(1,090,828)	1,121
Applicable tax rate	35%	35%	35%
Gain (Loss) Profit at the tax rate	288,313	(381,790)	392
Tax effects of:
Permanent diferences	(52,120)	4,348	3,568
Previously unrecognized losses carryforward	(385,844)	262,059	149,011
Difference between provision and tax return	-	15,604	-
Income tax - Continuing operations	(44,116)	(116,717)	105,129
Income tax - Discontinued operations	(105,535)	16,938	47,842

Tax losses carryforward in effect (not recognized) at December 31, 2013 are as follow:

Tax loss carryforward	Amount	Rate 35%	Year of expiration
Generated in fiscal year 2009	12,088	4,231	2014
Generated in fiscal year 2010	20,837	7,293	2015
Generated in fiscal year 2011	-	-	2016
Generated in fiscal year 2012	129,928	45,475	2017
Generated in fiscal year 2013	-	-	2018
Total tax loss carryfoward al December 31, 2013	162,853	56,999

Additionally, at December 31, 2013, the minimum presumed income tax receivable of $ 127.4 million has been disclosed in the Other non-current receivables account (Note 13).

The detail of the aforementioned receivable is as follows:

Minimum presumed income tax receivable	Amount	Year of expiration
Generated in fiscal year 2010	17,330	2020
Generated in fiscal year 2011	32,848	2021
Generated in fiscal year 2012	32,105	2022
Generated in fiscal year 2013	45,102	2023
	127,385

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

28.              Tax liabilities

	12.31.13	12.31.12
Non-current:
Tax regularization plan	4,406	9,971
Total Non-current	4,406	9,971

Current:
Income tax provision net of the minimum presumed income tax credit	-	4,525
Tax on minimum presumed income payable	24,876	70,487
Provincial, municipal and federal contributions and taxes	53,620	88,720
VAT payable	-	21,204
Tax withholdings	25,761	15,749
SUSS (Social Security System) withholdings	1,582	665
Municipal taxes	36,170	40,462
Tax regularization plan	40,460	2,825
Tax-related interest payable	-	8,937
Total Current	182,469	253,574

29.              Leases

•         As lessee

The features that these lease contracts have in common are that lease payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the lease contract of the Energy Handling and Transformer Center that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating lease contracts have cancelable terms and lease periods of 2 to 13 years.

Among them the following can be mentioned: commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Energy Handling and Transformer Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras substation.

As of December 31, 2013 and 2012, future minimum lease payments with respect to operating leases are as follow:

	12.31.13	12.31.12
2013	-	16,653
2014	21,046	17,006
2015	10,998	9,657
2016	4,943	4,943
2017	4,752	4,753
2018	147	147
2019	147	-
Total future minimum lease payments	42,033	53,159

Total rental expenses for all operating leases for the years ended December 31, 2013 and 2012 are as follow:

	12.31.13	12.31.12
Total lease expenses	19,786	14,687

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

•         As lessor

The Company has entered into operating lease contracts with certain cable television companies granting them the right to use the poles of the Company’s network. Most of these lease contracts include automatic renewal clauses.

As of December 31, 2013 and 2012, future minimum lease collections with respect to operating leases are as follow:

	12.31.13	12.31.12
2013	-	42,817
2014	51,620	3,299
2015	48,023	146
2016	28	-
2017	-	-
2018	-	-
2019	-	-
Total future minimum lease collections	99,671	46,262

Total rental income for all operating leases for the years ended December 31, 2013 and 2012 is as follows:

	12.31.13	12.31.12
Total lease income	41,538	34,762

30.              Provisions

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
Balances at beginning of year 01.01.12	66,144	10,344
Increases	13,366	11,414
Decreases	-	(12,050)
Discontinued operations (Note 37)	509	785
Balances at end of year 12.31.12	80,019	10,493
Increases	14,638	21,395
Decreases	(8,240)	(17,059)
Discontinued operations (Note 37)	(3,296)	(4,162)
Balances at end of year 12.31.13	83,121	10,667

31.               Revenue from sales

	Year ended December 31
	2013	2012	2011
	(Figures in millions)
Sales of Electricity (1)	3,393.80	2,936.70	2,771.30
Right of use on poles	41.5	34.8	26.6
Connection Charges	4.2	3.3	5.6
Reconnection Charges	1.2	1.5	2.4
Net sales	3,440.70	2,976.30	2,805.90

(1)   Includes revenue from the application of Resolution 347/12 for $ 491.5 million and $ 54.4 million for the years ended December 31, 2013 and 2012, respectively.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

32.              Expenses by nature

The detail of expenses by nature is as follows:

	12.31.13
Description	Transmission and Distribution Expenses	Selling Expenses	Administrative Expenses	Total
Salaries and social security taxes	790,667	179,355	149,933	1,119,955
Pension plan	14,748	3,728	4,064	22,540
Communications expenses	7,714	32,629	1,805	42,148
Allowance for the impairment of trade and other receivables	-	38,017	-	38,017
Supplies consumption	121,918	-	7,735	129,653
Rent and insurance	6,063	-	21,867	27,930
Security services	17,967	553	10,390	28,910
Fees and remuneration for services	665,136	198,458	103,421	967,015
Public relations and marketing	-	-	4,460	4,460
Advertising and sponsorship	-	-	2,298	2,298
Reimbursements to personnel	1,024	179	1,036	2,239
Depreciation of property, plant and equipment	194,815	9,105	8,228	212,148
Directors and Supervisory Committee members’ fees	-	-	2,507	2,507
ENRE penalties	234,803	52,700	-	287,503
Taxes and charges	-	33,435	5,460	38,895
Other	430	97	1,564	2,091
Total at 12.31.2013	2,055,285	548,256	324,768	2,928,309

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2013 for $ 124.2 million.

	12.31.12
Description	Transmission and Distribution Expenses	Selling Expenses	Administrative Expenses	Total
Salaries and social security taxes	454,090	114,771	125,134	693,995
Pension plans	13,324	3,368	3,672	20,364
Communications expenses	7,549	20,493	1,703	29,745
Allowance for the impairment of trade and other receivables	-	17,149	-	17,149
Supplies consumption	85,144	-	6,510	91,654
Rent and insurance	3,937	-	17,208	21,145
Security services	11,826	680	4,256	16,762
Fees and remuneration for services	478,448	154,047	74,540	707,035
Public relations and marketing	-	-	3,419	3,419
Advertising and sponsorship	-	-	1,761	1,761
Reimbursements to personnel	1,003	197	794	1,994
Depreciation of property, plant and equipment	182,137	7,165	3,252	192,554
Directors and Supervisory Committee members’ fees	-	-	2,543	2,543
ENRE penalties	106,557	10,386	-	116,943
Taxes and charges	-	24,618	3,516	28,134
Other	101	64	1,087	1,252
Total at 12.31.2012	1,344,116	352,938	249,395	1,946,449

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2012 for $ 107.5 million.

	31.12.11
Description	Transmission and Distribution Expenses	Selling Expenses	Administrative Expenses	Total
Remuneraciones y cargas sociales	401,104	89,376	80,485	570,965
Planes de pensión	6,964	1,552	1,397	9,913
Gastos de comunicaciones	6,492	16,293	2,760	25,545
Previsión para desvalorización de créditos por ventas y otros créditos	-	13,184	-	13,184
Consumo de materiales	53,035	1,106	3,102	57,243
Alquileres y seguros	3,281	272	13,398	16,951
Servicio de vigilancia	8,135	466	3,652	12,253
Honorarios y retribuciones por servicios	235,440	109,173	60,244	404,857
Relaciones públicas y marketing	-	-	11,212	11,212
Publicidad y auspicios	-	-	5,845	5,845
Reembolsos al personal	1,048	1,334	1,530	3,912
Depreciación de bienes de uso	180,059	1,996	2,737	184,792
Honorarios directores y síndicos	-	-	4,337	4,337
Sanciones ENRE	74,753	6,305	-	81,058
Impuestos y tasas	-	20,787	2,101	22,888
Diversos	190	104	3,802	4,096
Total al 31.12.11	970,501	261,948	196,602	1,429,051

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2011 for $ 79.9 million.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

33.              Other income / (expense)

	12.31.12	12.31.11	12.31.11
Other operating income
Services provided to third parties	21,700	15,865	14,898
Commissions on municipal taxes collection	8,638	6,650	5,387
Other net income with Related Companies	3,857	2,790	-
Recovery of trade receivables	4,318	-	-
Recovery of tax credits	-	5,112	-
Advance payments received for subsidiaries sale agreements	8,868	-	-
Others	14,199	1,846	2,214
Total other operating income	61,580	32,263	22,499

Other operating expense
Net expense from technical services	(15,541)	(10,597)	(5,148)
Cost for services provided to third parties	(9,035)	(13,688)	(8,019)
Voluntary Retirements - Bonuses	(15,876)	(10,126)	(10,897)
Severance paid	(4,924)	(4,819)	(5,844)
Impairment of other receivables (Note 37)	-	(37,266)	-
Provision for contingencies	(36,033)	(24,780)	(16,634)
Disposals of property, plant and equipment	(1,230)	(1,849)	(1,751)
Disposals of intangible assets	-	-	-
Transaction costs	(55,548)	(47,086)	(41,286)
Transaction costs	-	-	(4,269)
Others	(4,590)	-	-
Total other operating expense	(142,777)	(150,211)	(93,848)

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

34.              Net financial expense

	12.31.13	12.31.12	12.31.11
Financial income
Late payment charges	45,383	25,723	31,269
Financial interest (1) (2)	241,685	49,782	22,252
Total financial income	287,068	75,505	53,521

Financial expenses
Financial interest (3)	(155,388)	(150,130)	(141,287)
Tax-related interest	(13,357)	(10,834)	(2,501)
Commercial interest	(325,796)	(64,501)	(5,137)
Bank fees and expenses	(10,313)	(511)	(1,644)
Total financial expenses	(504,854)	(225,976)	(150,569)

Other financial expense
Exchange differences	(365,759)	(192,879)	(100,341)
Adjustment to present value	2,378	(2,196)	1,170
Changes in fair value of financial assets	16,097	39,053	14,753
exchange differences	88,879	-	6,546
Other financial expense	(14,705)	(12,084)	(15,595)
Total other financial expense	(273,110)	(168,106)	(93,467)
Total net financial expense	(490,896)	(318,577)	(190,515)

(1)        Includes interest on cash equivalents at December 31, 2013, 2012 and 2011 for $ 2.9 million, $ 32.6 million and $ 3.3 million, respectively.

(2)        Includes net interest for 197.5 million relating to the CMM and the PUREE (Note 2.C.III).

(3)        Net of interest capitalized at December 31, 2013, 2012 and 2011 for $ 24.5 million, $ 25.4 million and $ 16.2 million, respectively.

35.               Basic and diluted earnings (loss) per share

Basic

The basic earnings (loss) per share are calculated by dividing the result attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding at December 31, 2013 and 2012, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings (loss) per share coincide with the diluted earnings (loss) per share, inasmuch as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	12.31.13		12.31.12		12.31.11
	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations
Profit (Loss) for the period attributable to the owners of the parent	867,867	(96,128)	(1,030,303)	13,833	(166,974)	(137,083)
Weighted average number of common shares outstanding	864,152	864,152	897,043	897,043	897,043	897,043
Basic and dilute earnings (loss) per share – in pesos	1.00	(0.11)	(1.15)	0.02	(0.19)	(0.14)

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

36.              Related-party transactions

•            The following transactions were carried out with related parties:

a.              Income

EDENOR
Company	Description	12.31.13	12.31.12	12.31.11

CYCSA	Other income	3,857	2,790	352
PYSSA	Interest	-	-	25
PESA	Interest	11,606	5,572	-
		15,463	8,362	377

b.             Expense

EDENOR
Company	Description	12.31.13	12.31.12	12.31.11

EASA	Technical advisory services on financial matters	(13,599)	(11,325)	(10.080)
SACME	Operation and oversight of the electric power transmission system	(14,745)	(10,883)	(8,009)
Salaverri, Dellatorre, Burgio y Wetzler Malbrán	Legal fees	(1,069)	(685)	(3,534)
PYSSA	Financial and granting of loan services to customers	(95)	(74)	(90)
PESA	Financing expensesand costs	-	-	(1,760)
		(29,508)	(22,967)	(23,473)

•            The balances with related parties are as follow:

c.              Receivables and payables

EDENOR
Company	12.31.13	12.31.12

Other receivables
SACME	7,935	9,007
PESA	-	43,285
CYCSA	530	-
	8,465	52,292

EDENOR
Company	12.31.13	12.31.12

Other payables
SACME	(2,027)	(2,375)
EASA	(1)	-
PESA	-	(7)
	(2,028)	(2,382)

EDEN
Company	12.31.13	12.31.12

Trade payables
POWERCO	-	(873)
EASA	-	(11,178)
CTG	-	(488)
CPB	-	(1,718)
	-	(14,257)

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

d.             Key management personnel’s remuneration

	12.31.13	12.31.12	12.31.11
Salaries	33,898	32,648	29,128
	33,898	32,648	29,128

Other receivables with related parties are not secured and do not accrue interest. No allowances have been recorded for these concepts in any of the periods covered by these financial statements.

The main agreements entered into with related parties are detailed below:

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

(b)   Agreement with Préstamos y Servicios S.A.

The agreement grants Préstamos y Servicios S.A. (PYSSA) the exclusive right to conduct its direct and marketing services through the use of the Company’s mailing services. The agreement established that its term was subject to the authorization of the National Regulatory Authority for the Distribution of Electricity, which approved this through ENRE Resolution No. 381/07.

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

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

37.               Assets and liabilities of disposal group classified as held for sale and discontinued operations

Sale of EMDERSA/EDELAR

On September 17, 2013, the Company Board of Directors approved the sending to Energía Riojana S.A. (ERSA) and the Government of the Province of La Rioja of an irrevocable offer for (i) the sale of the indirect stake held by the Company in EMDERSA, the parent company of EDELAR, and (ii) the assignment for valuable consideration of certain receivables which the Company has with EMDERSA and EDELAR. On October 4, 2013, the Company received the acceptance of the Offer by ERSA and the Government of the Province of La Rioja in its capacity as controlling shareholder of the buyer. The transaction was closed and effectively carried out on October 30, 2013. The price agreed upon in the aforementioned agreement amounts to $ 75.2 million and is payable in 120 monthly and consecutive installments, with a grace period of 24 months, to commence from the closing date of the transaction, for the payment of the first installment.

Furthermore, on August 5, 2013 the Company was notified of ENRE Resolution 216/2013, whereby the Regulatory agency declared that the procedure required by Section 32 of Law No. 24,065 with respect to the purchase of EMDERSA, AESEBA and their respective subsidiaries made by the Company in March 2011 had been complied with, formally authorizing the acquisition thereof.

The transaction was closed on October 30, 2013 together with the holding of the Ordinary Shareholders’ Meeting that appointed new authorities and approved the actions taken by the outgoing Directors and Supervisory Committee members.

Sale of AESEBA/EDEN’s assets

In February 2013 the Company received offers from two investment groups for the acquisition of the total number of shares of AESEBA, the parent company of EDEN. On February 27, 2013, the Company Board of Directors unanimously approved the acceptance of the Offer Letter sent by Servicios Eléctricos Norte BA S.L. (the “Buyer”) for the acquisition of the shares representing 100% of AESEBA’s capital stock and voting rights. The price offered by the buyer is payable through the delivery of Edenor debt securities for an amount equivalent, considering their quoted price at the date of the acceptance, to approximately USD 85 million of nominal value. Such price was fixed in Bonar 2013 sovereign debt bonds or similar bonds (“the Debt Securities”) for a value equivalent to $ 334.3 million at the closing of the transaction, considering the market value of such government bonds at that time.

In this regard, a Trust was set up in March 2013 by the Settlor (the Buyer), the Trustee (Equity Trust Company from Uruguay) and the Company.

At the closing date of the transaction, which took place on April 5, 2013, the buyer deposited in the Trust cash and Debt Securities for the equivalent of $ 262 million pesos, considering the market value of those government bonds at the closing date, and, prior to December 31, 2013, the buyer will be required to deposit in the Trust Debt Securities for the equivalent of 8.5 million of nominal value divided by the average price of purchase thereof.  At the closing of the transaction, the Company received the rights as beneficiary under the Trust. With the proceeds of the liquidation of the bonds received the Trust will purchase Edenor Class 9 and Class 7 Corporate Notes due in 2022 and 2017, respectively.

As of the date of these consolidated Financial Statements, the Trust has purchased USD 10 million and USD 50.3 million nominal value of Edenor Corporate Notes due in 2017 and 2022, respectively.

In this manner, the Company divested the AESEBA segment, which resulted in a loss of $ 96.5 million, included within the (loss) profit from discontinued operations, after tax-related effects and without considering the results of the repurchase of Corporate Notes, which will be recognized by the Company as long as such transaction takes place. At December 31, 2013, and due to the repurchases of the Company’s own debt made by the Trust, the Company recorded a gain of $ 71.7 million included in the “Other financial expense” line item of the Statement of Comprehensive Income (Loss).

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

EGSSA SALE

On October 11, 2011, the Company Board of Directors approved the offer received from its controlling shareholder Pampa Energía S.A. (PESA), for the acquisition through a conditioned purchase and sale transaction of 78.44% of the shares and votes of an investment company to be organized, which will be the holder of 99.99% of the shares and votes of EMDERSA Generación Salta S.A. (“EGSSA”) together with 0.01% of EGSSA’s capital stock held by the Company.

The total and final agreed-upon price for this transaction amounts to USD 10.85 million to be paid in two payments, the first of them for an amount of USD 2.2 million was made on October 31, 2011 as partial payment of the price, and the remaining balance, i.e. an amount of USD 8.7 million was paid on October 4, 2013 by an equivalent of $ 53.3 million as principal and interest.

The aforementioned payment was made in cash for $ 0.5 million and through the delivery of the Company’s Class 9 Corporate Notes due 2022 for a nominal value of USD 10 million.

Classification of assets and liabilities of disposal groups classified as held for sale:

In the framework of that described under “The Company’s economic and financial situation” in Note 1, the Company Management has decided to divest and subsequently sell the companies comprising EMDERSA, classifying them as Assets available for sale and associated liabilities, discontinuing their activities at December 31, 2011.

The indicated Assets and Liabilities are part of the EMDERSA business segment and have been valued at realizable value, which is lower than their equity value.

The respective charges to profit or loss have been included in the (loss) profit from discontinued operations line item in the Company’s Consolidated Statement of Comprehensive  (Loss).

In order to determine the realizable value, the Company used the values of the offers received for EDELAR and EGSSA and the acquisition values of the other companies.

The main types of assets and liabilities of the disposal group held for sale are as follow:

	12.31.13	12.31.12
Property, plant and equipment and Intangible assets (*)	-	100,197
Inventories	-	1,148
Trade and other receivables	-	74,026
Deferred tax assets	-	36,873
Cash and cash equivalents	-	11,154
Total assets of disposal group classified as held for sale	-	223,398

Trade payables	-	126,335
Borrowings	-	4,623
Salaries and social security taxes payable	-	10,012
Tax liabilities	-	6,073
Other payables	-	914
Provisions	-	9,310
Total liabilities of disposal group classified as held for sale	-	157,267

(*) The breakdown of the account is as follows:
Property, plant and equipment and Intangible assets:	-	115,945
Impairment from valuation at net realizable value:	-	(15,748)
Total Property, plant and equipment and Intangible assets:	-	100,197

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

The financial statements related to discontinued operations are disclosed below:

a.       Statements of comprehensive (loss) income

	12.31.13	12.31.12	12.31.11
Revenue from sales	399,619	1,175,391	1,268,048
Revenue from construction	9,028	117,615	87,374
Cost of sales	(164,241)	(523,026)	(459,079)
Cost of construction	(9,028)	(117,615)	(87,374)
Gross profit	235,378	652,365	808,969
Transmission and distribution expenses	(104,392)	(401,394)	(299,940)
Selling expenses	(56,439)	(135,072)	(147,229)
Administrative expenses	(36,855)	(94,140)	(128,233)
Other operating income	1,865	53,328	8,170
Other operating expense	(2,600)	(10,296)	(7,632)
Gain from interest in joint ventures	-	-	924
Operating profit	36,957	64,791	235,029

Financial income	14,803	10,522	4,037
Financial expenses	(28,576)	(66,500)	(44,292)
Other financial expense	(7,473)	(3,620)	(23,472)
Net financial expense	(21,246)	(59,598)	(63,727)
Profit before taxes	15,711	5,193	171,302

Income tax and tax on minimum presumed income	(7,136)	22,140	(47,842)
Profit after taxes	8,575	27,333	123,460

Loss on subsidiary sale	(185,959)	-	-
Loss (Gain) from assets made available for sale	(7,146)	(10,446)	(247,867)
Tax effect	89,422	-	-
Gain (loss) for the year	(95,108)	16,887	(124,407)

Gain (loss) for the year attributable to:
Owners of the parent	(96,128)	13,833	(137,083)
Non-controlling interests	1,020	3,054	12,676
	(95,108)	16,887	(124,407)

b.      Statements of cash flows

	12.31.13	12.31.12	12.31.11
Net cash flows provided by operating activities	168,628	287,788	332,023
Net cash flows used in investing activities	(124,246)	(232,131)	(610,893)
Net cash flows provided by financing activities	25,388	136,786	55,889
NET INCREASE IN CASH AND CASH EQUIVALENTS	69,770	192,443	(222,981)

At December 31, 2012, the assets and liabilities of the disposal group classified as held for sale and discontinued operations were valued, in accordance with the terms of the aforementioned agreement, at net realizable value, which is lower than their book values.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

The detail thereof is disclosed below:

a. Information on assets and liabilities
	12.31.13	12.31.12

Emdersa Holding's equity	-	56,107
Percentage interest held	0.00%	99.99%
Value on equity method:	-	56,101

Assets and liabilities of disposal group classified as held for sale at Net Realizable Value - EMDERSA:	-	41,518

Assets and liabilities of disposal group classified as held for sale at Net Realizable Value at beginning of year:	41,518
Addition for the year - Aeseba	480,949
Loss on Net Realizable Value Emdersa	(8,483)
Loss on Net Realizable Value Aeseba	(146,609)
Disposal for the year - Aeseba	(334,340)
Disposal for the year - Emdersa	(33,035)
Assets and liabilities of disposal group classified as held for sale at Net Realizable Value at end of period:	-

b. Information on the result of discontinued operations

Loss for the period on interest in Emdersa	(1,337)
Loss on measurement at Net Realizable Value Emdersa	(7,146)
Gain for the period from interest in Aeseba	8,517
Loss on measurement at Net Realizable Value Aeseba	(146,609)
Impairment of receivable with Aeseba	(39,350)
Income tax associated with discontinued operations	89,422
Intercompany eliminations	375
Loss from discontinued operations attributable to the owners	(96,128)
Non-controlling interest	1,020
Loss from discontinued operations	(95,108)

The aforementioned transactions did not generate results for the Company.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

38.              Spin-off process – EMDERSA

The Extraordinary Shareholders’ Meeting of EMDERSA held on December 16, 2011, which was resumed on  January 13, 2012 after a recess, approved the corporate reorganization consisting of the spin-off of EMDERSA’s following assets, together with any other rights, assets, liabilities or contingencies related to such assets (the Spin-off): (a) the ownership of the shares held by EMDERSA in Empresa Distribuidora San Luis S.A. (EDESAL), together with all the rights and obligations relating to or arising from such shareholding, as well as any right, obligation or contingency related to EDESAL’s business activity, for the setting up of a new company named EDESAL Holding S.A. (EDESALH); (b) the ownership of the shares held by EMDERSA in Empresa Distribuidora de Electricidad de Salta S.A. (EDESA), together with all the rights and obligations relating to or arising from such shareholding, as well as any right, obligation or contingency related to EDESA’s business activity, for the setting up of a new company named EDESA Holding S.A. (EDESAH); and (c) the ownership of the shares held by EMDERSA in Empresa Generación Salta S.A. (EGSSA), together with all the rights and obligations relating to or arising from such shareholding, as well as any right, obligation or contingency related to EGSSA’s business activity, for the setting up of a new company named EGSSA Holding S.A. (EGSSAH).

The Spin-off has been approved by the National Securities Commission and registered with the Regulatory Agency of Corporations, together with the registration of the three new companies. On November 8, 2012, the new companies were authorized by the National Securities Commission to go public and obtained admission to the Buenos Aires Stock Exchange listing.

39.              Merger process – EMDERSA HOLDING S.A.

On December 20, 2013, the Company Extraordinary Shareholders’ Meeting approved the merger of Emdersa Holding S.A. (as the acquired company, which will be dissolved without liquidation) with and into Edenor S.A. (as the acquiring  and surviving company), as well as all the documentation and information required for such purpose by the applicable regulations. The effective reorganization date for legal, accounting and tax purposes are retroactive to October 1, 2013.  As of the date of issuance of these Financial Statements, the administrative approval thereof by the Inspección General de Justicia (Argentine governmental regulatory agency of corporations) is in process.

40.              Ground for corporate dissolution due to loss of capital stock

As of March 31, 2013, the Company’s negative equity amounted to $ 92.25 million, thus rendering it subject to compliance with the provisions of Section 94, sub-section 5, of the Argentine Business Organizations Law No. 19,550, which provide for the dissolution of companies in the event of loss of capital stock. Thanks to the issuance of SE Resolution 250/13 and SE Note 6852/13 described in Note 2.c.III, the Company has overcome such situation.

41.               Trust for the Management of Electric Power Transmission Works (FOTAE)

Due to the constant increase recorded in the demand for electricity as a result of the economic recovery, the Energy Secretariat, through Resolution 1875 dated December 5, 2005, established that the interconnection works through an underground power cable at two hundred and twenty kilovolts (220 kV) between Costanera and Puerto Nuevo Transformer Stations with Malaver Transformer Station were necessary. These works require not only the execution of expansion works but also new layout-designs of the high-voltage subsystems of Edenor and Edesur S.A.’s networks.  In addition, it established that a fraction of the electricity tariff increase granted to distribution companies by ENRE Resolution 51/07 (as mentioned in Note 2.c.I), will be used to finance up to 30% of the total execution cost of these works, with the remaining 70% of the total cost of the works being absorbed by the MEM’s demand. Fund inflows and outflows relating to the aforementioned expansion works are managed by the Works Trust Fund Energy Secretariat Resolution 1/03, which will act as the link among CAMMESA (the company in charge of the regulation and operation of the wholesale electricity market), the Contracting Distribution Companies and the companies that would have been awarded the contracts for the provision of engineering services, supplies and main pieces of equipment as well as those for the execution of the works and provision of minor supplies.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

At December 31, 2012, the amount transferred to CAMMESA by the Company as from the commencement date of the project, through contributions in cash, supplies and services totals $ 45.8 million.  The adjusting entry of these funds has been recognized by the Company as construction in process within Property, plant and equipment.

In accordance with the agreements entered into on August 16, 2007 by and between the Company and the National Energy Secretariat and on December 18, 2008 by and between the Company and Banco de Inversión y Comercio Exterior, in its capacity as Trustee of the Trust for the Management of Electric Power Transmission Works (FOTAE), the Company is responsible for the development of all the stages of the project, regardless of the oversight tasks to be performed by the Works Commission Energy Secretariat Resolution 1/03. The agreement stipulates that the Company will be in charge of the operation and the planned and reactive maintenance of the facilities comprising the expansion works, being entitled to receive as remuneration for the tasks and obligations undertaken 2% of the cost of major equipment and 3% of all the costs necessary for the carrying out of civil engineering and electromechanical assembly works relating to the MALAVER-COLEGIALES and MALAVER-COSTANERA electrical transmission lines, the expansion of Malaver Substation and the remaining expansion works of Puerto Nuevo Substation.

In January 2013, part of the works of the “Interconnection at two hundred and twenty kilovolts (220 KV) between Costanera Transformer Station and Malaver Transformer Station” project was inaugurated. It is estimated that the works will be completely finished during 2013.

In summary, at the date of these Consolidated Financial Statements:

1)       The Company, as agreed, has made contributions to CAMMESA for an amount of $ 45.8 million.

2)      Up to date, the Company has complied with its responsibility with regard to the development of all the stages of the project, as well as with the operation and the planned and reactive maintenance of the facilities comprising the expansion works.

During the first half of 2013, the interconnection works between Costanera and Puerto Nuevo Transformer Stations with Malaver Transformer Station were brought into service. The Company and Edesur were to contribute 30% of the total execution cost of the works, whereas the remaining 70% is to be absorbed by CAMMESA.

Consequently, as of December 31, 2013, the Company recognized as facilities in service in the Property, plant and equipment account its participation in the total of the works for an amount of $ 85.2 million, $ 48.9 million of which have not yet been contributed, a debt which is disclosed in Other payables account of Current Liabilities.

The Company is still awaiting the Energy Secretariat’s definition concerning who will be appointed as the owner of the totality of the works and the final valuation thereof. Based on such definitions, the Company will make the necessary adjustments to the recordings made up to now and described in this note.

42.              Electric works arrangement - Agreement for the supply of electric power to Mitre and Sarmiento railway lines

In September 2013, the Company and the Interior and Transport Ministry entered into a supply and financial contribution arrangement pursuant to which the Federal Government will finance the necessary electric works aimed at adequately meeting the greater power requirements of the Mitre and Sarmiento railway lines.

The total cost of the works amounts to $ 114.3 million. The Federal Government will bear the costs of the so called “exclusive facilities”, which amount to $ 59.9 million, whereas the costs of the remaining works will be financed by the Federal Government and reimbursed by the Company.

The financed amount of $ 54.4 million will be reimbursed by the Company in seventy-two monthly and consecutive installments, as from the first month immediately following the date on which the Works are authorized and brought into service.

As of December 31, 2013, the Company received disbursements for $ 20 million which are recognized as Non-current trade payables – Customer contributions (Note 21).

At the completion of the works, the portion borne by the Federal Government will be recognized as Non-refundable customer contributions.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

43.              Construction works - San Miguel and San Martín Transformer Centers

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

Negotiations are currently being held concerning the assignment to Edenor S.A. of the ownership of the works, which were financed by ENARSA, when the respective agreements are signed. At December 31, 2013, the Company continues to recognize liabilities for this concept in the deferred revenue account. The recordings made until now and described in this note will be adjusted based on the previously mentioned definitions.

44.              Events after the reporting period

Development of the economic context in which the Company operates

Subsequent to the closing date of these financial statements, the economic context in which the Company operates has been affected by a devaluation of the Argentine peso of approximately 20 % since the date to which these Financial Statements refer, a situation which affects the Company’s results. In accordance with Company estimates, such impact results in a loss of approximately $ 284.1 million, generated almost entirely by the Company’s net US dollar passive exposure.

It is not currently possible to anticipate the future development of the Argentine economy or its impact on the Company’s economic and financial position, in addition to that disclosed in Note 1. The Company’s financial statements must be read in the light of these circumstances.

Electric works arrangement - Agreement for the supply of electric power to Mitre and Sarmiento railway lines

With regard to Note 42 to these Financial Statements, on January 30, 2014 the Company collected installment number 1 for $ 19.8 million.

Trust - Repurchase of Corporate Notes

From January 1, 2014 until the date of issuance of these financial statements, the trust mentioned in Note 37 has repurchased at market prices “Class 9 fixed rate Corporate Notes” due in 2022 for a nominal value of USD 16.5 million.

RICARDO TORRES
Chairman

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income (loss), of changes in equity and of cash flows present fairly, in all material respects, the financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter, Edenor S.A.) and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 2 to the financial statements, the delay in obtaining tariff increases and/or actual cost adjustments recognition and the continuous increase in operating expenses that are necessary to maintain the level of the service, significantly affected the economic and financial position of the Company and raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Autonomous City of Buenos Aires,

March 7, 2014.

/s/ PRICE WATERHOUSE & CO. S.R.L.

Andrés Suarez (Partner)

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EdenorS.A.)

Management’s Report on Internal Control Over Financial Reporting

Edenor S.A.’s Management is responsible for establishing and maintaining adequate internal control over financial reporting for Edenor S.A. as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”). Internal control over financial reporting includes those policies and procedures that:

· pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Edenor S.A.;

· provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of Edenor S.A. are being made only in accordance with authorizations of Management and directors of Edenor S.A.; and

· provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Edenor S.A.’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of Edenor S.A.’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 1992. Based on such evaluation, Management concluded that the Edenor S.A.’s internal control over financial reporting was effective as of December 31, 2013. The effectiveness of Edenor S.A.’s internal control over financial reporting as of December 31, 2013 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which accompanies this report.

Edgardo Volosín	Leandro Montero
Chief Executive Officer	Chief Financial Officer

Buenos Aires, Argentina

March 7, 2014