Form 20-F
period 2014-12-31
EDENOR
filed 2015-05-12
CIK 1395213

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014 Commission File number: 001-33422

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

Item 2.         Offer Statistics and Expected Timetable

Not applicable.

Item 3.         Key Information

In this annual report, except as otherwise specified, references to “we”, “us”, “our” and “the Company” are references to (i) Empresa Distribuidora y Comercializadora Norte S.A., or “Edenor”, on a standalone basis prior to March 1, 2011, (ii) Edenor, Empresa Distribuidora Eléctrica Regional S.A. (“Emdersa”) and Aeseba S.A. (“Aeseba”), between March 1, 2011 and March 31, 2013, (iii) Edenor and Emdersa”, between March 1, 2011 and September 30, 2013, and (iv) Edenor on a standalone basis, from October 1, 2013 through the date of filing of this annual report. References to Edenor, Emdersa and/or Aeseba on a standalone basis are made by naming each company as the case may be. For more information, see “Item 4 - Information on the Company - History and Development of the Company.”

FORWARD‑LOOKING STATEMENTS

This annual report includes forward‑looking statements, principally under the captions “Item 3. Key Information - Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. We have based these forward‑looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business.  Forward‑looking statements may also be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ materially from those expressed or implied in our forward‑looking statements, including, among other things:

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

•         our ability to access to financing under reasonable terms; and

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

SELECTED FINANCIAL DATA

The following tables present our summary financial data for the years ended December 31, 2014, 2013, 2012 and 2011. This information should be read in conjunction with our audited financial statements as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014 (the “Financial Statements”), the related notes thereto and the information under “Item 5. Operating and Financial Review and Prospects.ˮ included elsewhere in this annual report. The financial data as of December 31, 2014, has been derived from our Financial Statements.

Our 2014 financial statements have been prepared in accordance with IFRS, as issued by the IASB, and these have been approved by resolution of the board of directors’ meeting held on May 8, 2015.  See “Item 18 – Financial Statements”.

The selected statement of comprehensive (loss) income data for the years ended December 31, 2014, 2013, 2012 and 2011, and the selected statement of financial position data as of December 31, 2014, 2013, 2012 and 2011 have been prepared in accordance with International Financing Reporting Standards (“IFRSˮ), as issued by the International Accounting Standards  Board (“IASBˮ), and have been derived from our financial statements, which were audited by Price Waterhouse & Co. S.R.L. (“PwC”), member firm of PricewaterhouseCoopers network. The financial data as of December 31, 2011 and 2012 is derived from our audited consolidated financial statements that are not included in this annual report, which were also audited by PwC.

We have not included selected financial data as of and for the year ended December 31, 2010, as we began presenting our financial statements in accordance with IFRS for the fiscal year ending December 31, 2012, with an official IFRS “adoption date” of January 1, 2012 and a “transition date” to IFRS of January 1, 2011. Based on such adoption and transition dates, we were not required to prepare financial statements in accordance with IFRS as of and for the year ended December 31, 2010 and therefore are unable to present selected financial data in accordance with IFRS for this period without unreasonable effort and expense.

We have prepared our annual financial statements for the fiscal year ended December 31, 2014 included herein, in accordance with the accounting principles applicable to a going concern. In our opinion, the issuance of Resolution No. 32/15 in March 2015 by the Argentine Secretariat of Energy (the “SE”) provided a greater degree of certainty with respect to our financial conditions and prospects for 2015 compared to the situation existing prior to its issuance and we understand it constitutes a reasonable basis for the commencement of the RTI. Our independent auditors, PwC, issued a report dated May 12, 2015 on our 2014 financial statements, in which, without qualifying its opinion, they drew attention to the situation explained in Note 1 to our 2014 financial statements (as discussed below) in relation to our economic and financial situation and prospects. Resolution No. 32/15 granted us a temporary increase in income through additional funding from CAMMESA, applicable retroactively as from February 1, 2015, to pay for costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI. Although Resolution No. 32/15, Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE have provided additional sources of income, most of these adjustments have not been incorporated into our tariff structure and if inflation levels during the coming years continue the trend of inflation during 2014, the temporary increase provided by Resolution No. 32/15 may prove insufficient to support the real variation in costs.

As discussed in Note 1 to the 2014 financial statements, based on the estimated cost increases and financial projections made by us, in light of Resolution No. 32/15 of the SE, our board of directors understands that financial resources are expected to be available, at least during fiscal year 2015, to cover not only our operating costs and debt interest payments during 2015, but also part of our investment plans, assuming that the payment plan to be agreed upon with CAMMESA under Resolution No. 32/15 for the cancellation of the outstanding debt with the Wholesale Electricity Market (the “WEM”) takes into consideration our expected capacity to generate surplus cash flows to service such outstanding debt with the WEM. Compliance with our investment plans will depend on whether the Argentine government continues funding our investment plans (see “Item 5.  Operating and Financial Review and Prospects – Liquidity and Capital Resources – Sources and Uses of Funds”). Although these temporary measures decreased the degree of uncertainty surrounding our financial capacity for the 2015 fiscal year, our board of directors believes that the sustainable recovery of the economic and financial equation of the public service we render, will fundamentally depend on the application of a RTI that takes into consideration the permanent development of operating costs, allows for the payment of the required investments to meet the increasing demand with the quality levels stipulated in the Concession Agreement, makes it possible to have access to financing sources and cover the corresponding costs and allows, at the same time, for the generation of a reasonable return on investments. See “Item 3: Key Information - Risk Factors - Risks Relating to Our Business - Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations.”

The losses recorded by us as of December 31, 2014 exceed 100% of our reserves and more than 50% of our capital stock. As a result, as of December 31, 2014 we were subject to compliance with the provisions of Section 206 of the Argentine Corporations Law which provides for a mandatory capital stock reduction in such cases. However in our shareholder’s meeting held on April 28, 2015 it was decided not to proceed with the mandatory stock reduction, considering the better results in the first quarter of 2015 and our board of directors was instructed to assess whether in succeeding quarters the Company qualifies for mandatory capital stock reduction and convene, in such case, an extraordinary shareholders’ meeting to reconsider this issue. See “Item 18: Financial Statements.”

Our 2014 financial statements are included in this annual report beginning on page F-1.

In accordance with the decision of the board of directors to divest and sell the subsidiary Aeseba as of March 31, 2013 and the subsidiaries Emdersa Holding S.A. (“Emdersa Holdingˮ or “EHSA”), including Emdersa and its subsidiaries, Empresa Distribuidora de San Luis S.A. (“Edesal”), Empresa Distribuidora de La Rioja S.A. (“Edelar”), Empresa Distribuidora de Salta S.A. (“Edesa”) and Emdersa Generación Salta S.A. (“EGSSA”), as of December 31, 2011, we have classified the corresponding assets and liabilities associated to these subsidiaries in the consolidated financial statements as of December 31, 2012 and 2011 as “Assets of disposal groups classified as held for sale” and “Liabilities of disposal groups classified as held for sale”. As of October 11, 2011, October 25, 2011 and May 10, 2012 the Company sold its direct and indirect stake in EGSSA, Edesal and Edesa, respectively. The corresponding charges to results have been included within “Loss (profit) from discontinued operations” line item in our consolidated statements of comprehensive loss for the years ended December 31, 2012 and 2011. As of April 5, 2013, the Company sold its stake in Aeseba. The corresponding charges to results have been included within “Loss from Discontinued operations” line item in our consolidated statements of comprehensive loss for the year ended December 31, 2013.

In this annual report, except as otherwise specified, references to “$”, “U.S.$” and “Dollars” are to U.S. Dollars, and references to “Ps.” and “Pesos” are to Argentine Pesos.  Solely for the convenience of the reader, Peso amounts as of and for the year ended December 31, 2014 have been translated into U.S. Dollars at the selling exchange rate for U.S. Dollars quoted by Banco de la Nación Argentina (the “Banco Nación”) on December 31, 2014, which was  Ps. 8.551 to U.S. $1.00, unless otherwise indicated. The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate. See “Item 3. Key Information - Exchange Rates” and “Item 3.  Key Information - Risk Factors - Risks Relating to Argentina - Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations.”

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, any discrepancies between the totals and the sums of amounts are due to rounding.

Statement of comprehensive (loss) income *

	2014	2014	2013	2012	2011
	US$	Ps.	Ps.	Ps.	Ps.
Continuing operations
Revenue from sales (1)	420.8	3,598.4	3,440.7	2,976.2	2,302.0
Electric power purchases	(219.6)	(1,878.1)	(2,050.3)	(1,740.2)	(1,130.9)
Subtotal	201.2	1,720.3	1,390.4	1,236.0	1,171.1
Transmission and distribution expenses	(330.4)	(2,825.1)	(2,055.3)	(1,344.1)	(970.5)
Gross (loss) income	(129.2)	(1,104.8)	(664.9)	(108.1)	200.6

Selling expenses	(76.9)	(657.9)	(548.3)	(352.9)	(261.9)
Administrative expenses	(58.1)	(496.8)	(324.8)	(249.4)	(196.6)
Other operating income	6.1	52.4	61.6	32.3	22.5
Other operating expense	(37.3)	(318.7)	(142.8)	(150.3)	(93.8)
Gain from acquisition of companies	-	-	-	-	435.0
Revenue from non-reimbursable customer contributions	0.1	0.8	0.7	-	-
Operating loss before SE Resolution 250/13 and subsequents Notes	(295.3)	(2,525.0)	(1,618.5)	(828.4)	105.8
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	265.7	2,271.9	2,933.1	-	-
Operating (loss) profit	(29.6)	(253.1)	1,314.6	(828.4)	105.8

Financial income (2)	27.9	239.0	287.1	75.5	53.5
Financial expenses (3)	(69.2)	(592.0)	(504.9)	(226.0)	(150.6)
Other financial expense	(38.4)	(328.0)	(273.1)	(168.1)	(93.5)
Net financial expense (income)	(79.7)	(681.0)	(490.9)	(318.6)	(190.6)
(Loss) Profit before taxes	(109.3)	(934.1)	823.7	(1,147.0)	(84.8)

Income tax	18.1	154.4	44.1	116.7	(82.2)
(Loss) Profit for the year from continuing operations	(91.2)	(779.7)	867.8	(1,030.3)	(167.0)

Discontinued operations	-	-	(95.1)	16.9	(124.4)
(Loss) Profit for the year	(91.2)	(779.7)	772.7	(1,013.4)	(291.4)

(Loss) Profit for the year attributable to:
Owners of the Company	(91.2)	(779.7)	771.7	(1,016.5)	(304.1)
Non-controlling interests	-	-	1.0	3.1	12.7
(Loss) Profit for the year	(91.2)	(779.7)	772.7	(1,013.4)	(291.4)

Statement of comprehensive (loss) income * (continued)

	2014	2014	2013	2012	2011
	US$	Ps.	Ps.	Ps.	Ps.
Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	(2.0)	(17.8)	(21.0)	7.9	(10.2)
Tax effect of actuarial income (losses) on benefit plans	0.7	6.2	7.4	(2.8)	3.6
Total other comprehensive loss from discontinued operations	-	-	-	(2.1)	(5.7)
Total other comprehensive (losses) income	(1.3)	(11.6)	(13.6)	3.0	(12.3)

Comprehensive income for the year attributable to:
Owners of the parent	(92.5)	(791.3)	758.1	(1,013.2)	(315.4)
Non-controlling interests	-	-	1.0	2.8	11.7
Comprehensive income for the year	(92.5)	(791.3)	759.1	(1,010.4)	(303.7)

(Loss) Profit for the year attributable to the owners of the parent
Continuing operations	(92.5)	(791.3)	757.1	(1,025.1)	(173.6)
Discontinued operations	-	-	1.0	11.9	(141.8)
	(92.5)	(791.3)	758.1	(1,013.2)	(315.4)

Basic and diluted (loss) earnings per share:
Basic and diluted (loss) earnings per share from continuing operations	(0.10)	(0.87)	0.97	(1.15)	(0.19)
Basic and diluted (loss) earnings per share from discontinued operations	-	-	(0.11)	0.02	(0.15)

Basic and diluted (loss) earnings per ADS (4):
Basic and diluted (loss) earnings per ADS from continuing operations	(4.20)	(36.03)	40.11	(47.61)	(7.72)
Basic and diluted (loss) earnings per ADS from discontinued operations	-	-	(4.45)	0.64	(6.34)

(*)       Certain amounts of the presented financial data for comparative purposes (2013, 2012 and 2011) have been reclassified (with regard to the consolidated financial statements as of such dates) following the disclosure criteria used for the financial statements as of December 31, 2014, mainly due to discontinued operations.

(1)     Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year, and has been valued on the basis of applicable tariffs and the charges determined by the Resolution 347/12.

(2)     Includes interest on cash equivalents for the years ended December 31, 2014, 2013 and 2012 for Ps. 3.4 million, Ps. 2.9 million and Ps. 32.6 million, respectively. Also includes net interest relating to the CMM and the PUREE for Ps.157.8 million in 2014 and Ps. 197.5 million in 2013.

(3)     Net of interest capitalized at December 31, 2014, 2013, 2012 and 2011 for Ps. 100.1 million, Ps. 24.5 million, Ps. 25.4 million and Ps. 16.1 million, respectively.

(4)     Each ADS represents 20 Class B common shares.

Statement of financial position

	2014	2014	2013	2012	2011
	US$	Ps.	Ps.	Ps.	Ps.
ASSETS
Non-current assets
Property, plant and equipment	778.0	6,652.5	5,189.3	4,344.6	3,995.3
Intangible assets	-	-	-	845.8	793.0
Interest in joint ventures	-	0.4	0.4	0.4	0.4
Deferred tax asset	10.2	87.2	-	-	-
Other receivables	29.1	249.2	199.4	195.0	50.3
Trade receivables	-	-	-	2.0	45.7
Total non-current assets	817.3	6,989.3	5,389.1	5,387.8	4,884.7

Current assets
Assets under construction	-	-	-	84.5	45.5
Inventories	8.7	74.0	83.9	85.0	45.3
Other receivables	29.3	250.3	522.1	127.2	76.3
Trade receivables	103.3	882.9	803.1	889.4	534.7
Financial assets at fair value through profit or loss	29.8	254.4	216.4	3.4	2.1
Derivative financial instruments	-	-	-	-	1.3
Cash and cash equivalents	20.9	179.1	243.5	71.1	130.5
Total current assets	192.0	1,640.7	1,869.0	1,260.6	835.7
Assets of disposal group classified as held for sale	-	-	-	223.4	1,291.1
TOTAL ASSETS	1,009.3	8,630.0	7,258.1	6,871.8	7,011.5

EQUITY
Capital and reserves attributable to the owners
Share capital	104.9	897.0	897.0	897.0	897.0
Adjustment to share capital	46.5	397.7	397.7	397.7	986.1
Additional paid-in capital	0.4	3.5	3.5	3.5	21.8
Treasury stock	1.1	9.4	9.4	9.4	9.4
Adjustment to treasury stock	1.2	10.3	10.3	10.3	10.3
Other comprehensive (loss) income	(4.7)	(39.9)	(28.3)	(14.6)	64.0
Accumulated deficit	(104.4)	(893.0)	(113.3)	(885.1)	(557.3)
Equity attributable to the owners	45.0	385.0	1,176.3	418.2	1,431.3
Non-controlling interest	-	-	-	71.1	415.9
TOTAL EQUITY	45.0	385.0	1,176.3	489.3	1,847.2

LIABILITIES
Non-current liabilities
Trade payables	27.0	231.1	220.8	155.3	87.7
Other payables (1)	192.3	1,644.6	944.7	1,894.8	1,373.7
Borrowings	186.9	1,598.4	1,309.9	1,350.7	1,189.9
Deferred revenue	12.8	109.1	33.7	264.4	174.8
Salaries and social security taxes payable	7.4	62.9	26.0	17.5	23.6
Benefit plans	17.6	150.4	102.7	97.4	83.5
Deferred tax liability	-	-	73.4	230.4	348.7
Tax liabilities	0.4	3.2	4.4	10.0	17.7
Provisions	13.1	112.1	83.1	80.0	66.1
Total non-current liabilities	457.5	3,911.8	2,798.7	4,100.5	3,365.7

Current liabilities
Trade payables	385.9	3,299.6	2,481.2	1,208.5	623.7
Other payables (1)	21.9	187.1	147.2	150.4	128.6
Borrowings	4.0	34.0	40.6	103.1	59.0
Derivative financial instruments	0.7	5.9	-	-	-
Deferred revenue	0.1	0.8	-	-	-
Salaries and social security taxes payable	71.4	610.6	420.9	383.6	275.8
Benefit plans	1.2	10.6	-	15.0	11.3
Tax liabilities	18.8	160.5	182.5	253.6	147.7
Provisions	2.8	24.1	10.7	10.5	10.3
Total current liabilities	506.8	4,333.2	3,283.1	2,124.7	1,256.4
Liabilities of disposal group classified as held for sale	-	-	-	157.3	542.2
TOTAL LIABILITIES	964.3	8,245.0	6,081.8	6,382.5	5,164.3

TOTAL LIABILITIES AND EQUITY	1,009.3	8,630.0	7,258.1	6,871.8	7,011.5

(1)       Includes the amounts collected through the Program for the Rational Use of Electricity Power (PUREE). As of December, 31, 2014 and 2013 net of Ps. 2,235.1 million and Ps. 1,661.1 million, respectively, compensated pursuant to Resolution 250/2013 and Notes 6852/2013, 4012/14, 486/14 and 1136/14, which as of December 31, 2014, 2013, 2012 and 2011 amounted to Ps. 17.5 million, Ps. 108.6 million, Ps. 1,352 million and Ps. 928.7 million, respectively, included under current and non-current liabilities. Edenor is permitted to retain funds from the PUREE that it would otherwise be required to transfer to CAMMESA according to Resolution SS.EE. 1037/07.

Cash flow

	2014	2014	2013	2012	2011
	US$	Ps.	Ps.	Ps.	Ps.
Cash flows from operating activities
(Loss) Profit for the year	(91.2)	(779.7)	772.7	(1,013.4)	(291.4)
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	27.8	237.6	212.1	192.6	184.8
Loss on disposals of property, plant and equipment	0.1	1.0	1.2	1.8	1.8
Net accrued interest	39.1	334.1	196.6	182.6	95.3
Exchange differences	50.0	427.9	365.8	192.9	100.5
Income tax	(18.1)	(154.4)	(44.1)	(116.7)	82.2
Allowance for the impairment of trade and other receivables, net of recovery	2.3	19.7	33.7	54.4	13.2
Adjustment to present value of receivables	(0.9)	(8.1)	(2.4)	2.2	(1.2)
Provision for contingencies	8.8	75.4	36.0	24.8	16.6
Other expenses - FOCEDE	11.4	97.7	-	-	-
Changes in fair value of financial assets	(7.9)	(67.6)	(16.1)	(39.1)	(14.8)
Accrual of benefit plans	6.0	51.4	22.5	20.4	9.9
Gain from acquisition of companies	-	-	-	-	(435.0)
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	(265.7)	(2,271.9)	(2,933.1)	-	-
Net gain from the repurchase of Corporate Notes	(5.2)	(44.4)	(88.9)	-	(6.5)
Discontinued operations	-	-	168.6	287.8	349.8
Changes in operating assets and liabilities:
Increase in trade receivables	(6.5)	(55.3)	(48.5)	(306.0)	(63.6)
Increase in other receivables	(14.9)	(127.9)	(111.7)	(15.6)	(44.0)
Decrease (Increase) in inventories	1.2	9.9	(42.7)	(18.3)	(10.5)
Increase in assets under construction	-	-	-	-	(8.6)
Increase (Decrease) in deferred revenue	8.9	76.2	(0.7)	16.9	17.5
(Decrease) Increase in trade payables	(61.8)	(528.4)	(87.0)	207.7	195.6
Increase in salaries and social security taxes payable	26.5	226.7	95.3	88.8	63.7
Decrease in benefit plans	(1.3)	(11.0)	(7.9)	(4.0)	(2.7)
(Decrease) Increase in tax liabilities	(3.4)	(28.7)	(44.9)	43.4	(19.2)
Increase in other payables	19.0	162.3	262.0	40.9	120.2
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)	56.5	482.9	491.9	410.7	338.0
Net decrease in provisions	(3.9)	(33.0)	(25.3)	(12.1)	(11.0)
Subtotal before variations of debts with Cammesa	(223.2)	(1,907.6)	(794.9)	242.7	680.5
Increase in account payable and other liabilities with Cammesa	404.1	3,455.5	2,231.5	295.7	10.1
Net cash flows provided by operating activities	180.9	1,547.9	1,436.6	538.4	690.6

Cash flows from investing activities
Acquisitions of property, plant and equipment	(163.7)	(1,400.1)	(892.4)	(537.9)	(434.7)
Net (payment for) collection of purchase / sale of financial assets at fair value	(7.6)	(64.6)	(97.4)	37.8	443.5
Payment for adquisition of companies	-	-	-	-	(442.9)
Payment for adquisition of additional non-controlling interests	-	-	-	-	(6.4)
Loans granted	-	-	-	(0.5)	(39.7)
Collection of financial receivables with related companies	-	-	2.1	142.4	90.6
Collection for sales of discontinued operations	-	-	-	-	126.7
Incorporation of Cash and Cash equivalents in acquired companies	-	-	-	-	119.0
Collection of receivables from sale of subsidiaries - SIESA	0.4	3.0	2.9	-	-
Discontinued operations	-	-	(124.2)	(232.1)	(610.9)
Net cash flows used in investing activities	(170.9)	(1,461.7)	(1,109.0)	(590.3)	(754.8)

Cash flow (continued)

	2014	2014	2013	2012	2011
	US$	Ps.	Ps.	Ps.	Ps.
Cash flows from financing activities
Loans taken	-	-	-	0.8	298.2
Repayment of principal on loans	-	(0.4)	(25.5)	(36.5)	(252.5)
Payment of interest on loans	(18.2)	(155.3)	(177.0)	(128.9)	(127.9)
Discontinued operations	-	-	25.4	136.8	55.9
Net cash flows used in financing activities	(18.2)	(155.7)	(177.1)	(27.8)	(26.3)

Net (decrease) / increase in cash and cash equivalents	(8.2)	(69.5)	150.5	(79.7)	(90.4)

Cash and cash equivalents at beginning of year	28.5	243.5	71.1	130.5	246.0
Cash and cash equivalents at beginning of year included in assets of disposal group classified as held for sale	-	-	11.2	28.3	-
Exchange differences in cash and cash equivalents	0.6	5.1	10.7	3.2	3.3
Net (decrease) increase in cash and cash equivalents	(8.2)	(69.5)	150.5	(79.7)	(90.4)
Cash and cash equivalents at the end of year	20.9	179.1	243.5	82.3	158.8

Cash and cash equivalents at the end of the year in the statement of financial position	20.9	179.1	243.5	71.1	130.5
Cash and cash equivalents at the end of the year included in assets of disposal group classified as held for sale	-	-	-	11.2	28.3
Cash and cash equivalents at the end of the year	20.9	179.1	243.5	82.3	158.8

Supplemental cash flows information
Non-cash operating, investing and financing activities

Financial costs capitalized in property, plant and equipment	(14.5)	(123.9)	(24.5)	(6.4)	4.1

Acquisitions of property, plant and equipment through increased trade payables	(16.9)	(144.8)	(126.4)	-	-

Decrease from offsetting of PUREE-related liability against receivables (SE Resolution 250/13 and SE Notes 6852/13 and 4012/14)	(67.1)	(574.0)	(1,661.1)	-	-

Decrease from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13 and SE Notes 6852/13 and 4012/14)	(259.4)	(2,218.4)	(1,152.3)	-	-

Decrease in financial assets at fair value from repurchase of Corporate Notes	10.7	91.6	165.1	-	-

Increase in financial assets at fair value from subsidiary sale	-	-	(334.3)	-	-

Decrease of other receivables for collection of corporate notes with related companies	-	-	52.8	-	-

Net increase of trade receivables from assets of disposal group classified as held for sale	-	-	(44.6)	-	-

Acquisitions of property, plant and equipment through increased debt FOTAE	(3.8)	(32.9)	(49.0)	-	-

Acquired Companies
Cash and Cash equivalents	-	-	-	-	119.0
Property, plant and equipment	-	-	-	-	1,881.4
Inventories	-	-	-	-	4.3
Trade receivables	-	-	-	-	255.3
Other receivables	-	-	-	-	84.6
Trade payables	-	-	-	-	(257.8)
Borrowings	-	-	-	-	(450.0)
Deferred tax liability	-	-	-	-	(78.8)
Other liabilities	-	-	-	-	(331.0)
Net Assets	-	-	-	-	1,227.0
Non-controlling interests	-	-	-	-	(230.0)
Net assets acquired	-	-	-	-	997.0
Bargain Purchase	-	-	-	-	435.0
Cash Paid	-	-	-	-	(562.0)
Cash and cash equivalents in acquired companies	-	-	-	-	119.0
Net Cash Flow for acquisition of companies	-	-	-	-	(443.0)

	Year ended December 31,
	2014	2013	2012	2011	2010
Operating data
Energy sales (in GWh):	21,312	21,674	20,760	20,098	19,293
Residential	9,114	9,114	8,662	8,139	7,796
Small Commercial	1,714	1,780	1,688	1,601	1,543
Medium Commercial	1,712	1,828	1,717	1,700	1,634
Industrial	3,431	3,458	3,335	3,442	3,378
Wheeling System(1)	4,213	4,374	4,261	4,156	3,891
Public Lighting	678	683	668	656	654
Shantytowns	430	417	409	384	377
Others (2)	20	20	20	20	20
Customers (in thousands) (3)	2,801	2,773	2,726	2,699	2,662
Energy Losses (%)	14.30%	13.00%	13.30%	12.60%	12.50%
MWh sold per employee	4,938	6,024	7,088	7,188	7,124
Customers per employee	649	771	931	965	971

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

	Low	High	Average	Period End
	(Pesos per U.S. Dollar)
Year ended December 31,
2010	3.79	3.99	3,91(1)	3.98
2011	3.97	4.30	4,13(1)	4.30
2012	4.30	4.92	4,55(1)	4.92
2013	4.93	6.52	5,48(1)	6.52
2014	6.54	8.56	8,23(1)	8.55

Month
October 2014	8,45(2)	8,50(2)	8.48	8.50
November 2014	8,51(2)	8,53(2)	8.51	8.53
December 2014	8,53(2)	8,56(2)	8.55	8.55
January 2015	8,55(2)	8,64(2)	8.60	8.64
February 2015	8,65(2)	8,73(2)	8.68	8.73
March 2015	8,73(2)	8,82(2)	8.78	8.82
April 2015	8,82(2)	8,91(2)	8.87	8.91
May 2015(3)	8,91(4)	8,93(4)	8.92	8.93
_____________________
Source: Banco Nación
(1) Represents the average of the exchange rates on the last day of each month during the period.
(2) Average of the lowest and highest daily rates in the month.
(3) Represents the corresponding exchange rates from May 1 through May 11, 2015.
(4) Represents the average of the lowest and highest daily rates from May 1 through May 11, 2015.

RISK FACTORS

Risks Related to Argentina

Overview

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and substantially all of our revenues are earned in Argentina and substantially all of our operations, facilities, and customers are located in Argentina.  Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, political and financial conditions prevailing in Argentina, including growth, inflation rates, currency exchange rates, interest rates, and other local, regional and international events and conditions that may affect Argentina in any manner.  For example, slower economic growth or economic recession could lead to a decreased demand for electricity in our concession area or to a decline in the purchasing power of our customers, which, in turn, could lead to a decrease in collection rates from our customers or increased energy losses due to illegal use of our service.  Actions of the Argentine government concerning the economy, including decisions with respect to inflation, interest rates, price controls (including tariffs and other compensation of public services), foreign exchange controls and taxes, have had and could continue to have a material adverse effect on private sector entities, including us.  For example, during the Argentine economic crisis of 2001, the Argentine government froze electricity distribution margins and caused the pesification of our tariffs, which had a materially adverse effect on our business and financial condition and led us to suspend payments on our financial debt at the time.

We cannot assure you that the current or next Argentine government will not adopt other policies that could adversely affect the Argentine economy or our business, financial condition or results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations or cause the market value of our ADSs and Class B common shares to decline.

A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, customers, business, and results of operations

The effects of a global or regional credit crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations, an impact that is likely to be more severe on an emerging market economy, such as Argentina.  The effect of such an economic crisis on our customers and on us cannot be predicted.  Weak economic conditions could lead to reduced demand or lower prices for energy, which could have a negative effect on our revenues.  Economic factors such as unemployment, inflation and the availability of credit could also have a material adverse effect on demand for energy and, therefore, on our financial condition and operating results.  The financial and economic situation in Argentina or other countries in Latin American, such as Brazil, may also have a negative impact on third parties with whom we do, or may do, business.  In addition, our ability to access credit or capital markets may be restricted at a time when we would need financing, which could have an impact on our flexibility to react to changing economic and business conditions (see “Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth, and consequently, may affect our business, results of operations and prospects for growth”).  For these reasons, any of the foregoing factors or a combination of them could have an adverse effect on our results of operations and financial condition and cause the market value of our ADSs and Class B common shares to decline.

The Argentine economy remains vulnerable and any significant decline could adversely affect our financial condition

Sustainable economic growth in Argentina is dependent on a variety of factors, including the international demand for Argentine exports, the stability and competitiveness of the Argentine Peso against foreign currencies, the confidence among consumers and foreign and domestic investors and a stable rate of inflation.

The Argentine economy remains vulnerable, as reflected by the following economic conditions:

•         GDP growth has declined and employment is beginning to show some signals of weakness;

•         inflation remains high and threatens to continue at those levels;

•         investment as a percentage of GDP remains too low to sustain the growth rate of recent years;

•         the availability of long-term credit is scarce, while international financing remains limited;

•         the regulatory environment continues to be uncertain;

•         in the climate created by the above-mentioned conditions, demand for  foreign currency has grown, generating a capital flight effect to which the Argentine government has responded with regulations and currency exchange and transfer restrictions, and it is widely reported that in other countries where the Peso is traded, the Peso/U.S. Dollar exchange rate differs substantially from the official exchange rate in Argentina; and

•         previous GDP performance has depended to some extent on high commodity prices which, despite having a favorable long-term trend, are volatile in the short-term and beyond the control of the Argentine government.

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

We cannot assure you that a decline in economic growth, increased economic instability or the expansion of economic policies and measures taken by the Argentine government to control inflation or address other macroeconomic developments that affect private sector entities such as us, all developments over which we have no control, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs and our Class B common shares.

The impact of inflation in Argentina on our costs could have a material adverse effect on our results of operations

Inflation has, in the past, materially undermined the Argentine economy and the Argentine government’s ability to create conditions that permit growth. In recent years, Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors.  According to data published by the Instituto Nacional de Estadística y Censos (National Statistics and Census Institute or “INDEC”), the rate of inflation reached 10.0% in 2012, 10.6% in 2013 and 21.4% in 2014. The Argentine government has implemented programs to control inflation and monitor prices for essential goods and services, including freezing the prices of supermarket products, and price support arrangements agreed between the Argentine government and private sector companies in several industries and markets.

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

In order to address the quality of official data, a new price index was put in place on February 13, 2014. The new price index represents the first national indicator to measure changes in prices of final consumption by households. While the previous price index only measured inflation in the urban sprawl of the City of Buenos Aires, the new price index is calculated by measuring prices on goods across the entire urban population of the 24 provinces of Argentina. Pursuant to these calculations, the new consumer price index rose to 21.4% in 2014. Even though the new methodology brought inflation statistics closer to those estimated by private sources, there is still a material difference between official inflation data and private estimates.

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

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth and, consequently, may affect our business, results of operations and prospects for growth

In 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001.  The Argentine government announced that as a result of this restructuring, it had approximately U.S.$129.2 billion in total gross public debt as of December 31, 2005. Holdout creditors that declined to participate in the exchanges commenced numerous lawsuits against Argentina in several countries, including the United States, Italy, Germany, and Japan. Since late 2012, rulings favorable to those bondholders have deepened doubts about Argentina’s ability to service its restructured debt under the terms of foreign judgments, and exacerbated investors’ uncertainties.  In 2013, the Argentine Congress approved a law that enables the government to take the necessary measures to complete the debt restructuring process, on terms that cannot exceed those of the previous debt exchanges. On August 23, 2013, the United States Second Circuit Court of Appeals ruled in favor of the bondholders. On November 18, 2013, the Second Circuit Court of Appeals denied Argentina’s petition for a rehearing. On June 16, 2014, the United States Supreme Court denied Argentina’s certiorari petition and affirmed the Court of Appeals decision.  Consequently, on June 18, 2014, the Court of Appeals lifted the stay of enforcement on the award granted by the United States District Court for the Southern District of New York, requiring Argentina to pay all amounts owed to holdout bondholders on the next payment to holders of restructured debt.

Argentina has not yet honored the award or otherwise reached an agreement with its holdout bondholders.  In addition, as a result of the orders issued by the District Court affecting third parties involved in the payment process, holders of certain restructured debt have not received payments on their bonds, technically rendering the country in default on its interest payments under such restructured indebtedness. We cannot assure that such indebtedness, to the extent of a continued default, shall not be accelerated by its holders.  The ongoing dispute with the holdout bondholders may prevent Argentina from accessing the capital markets and limit the sources of funding and investment capital that are available to Argentina, and, therefore, the Argentine government’s ability to promote economic growth.

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

In May 2014, the Argentine government reached an agreement with the Secretary of the Paris Club  to cancel the outstanding debt in an amount equal to approximately U.S.$ 10 billion (including interest), in several installments during 5 years and starting in July 2014

In addition, foreign shareholders of several Argentine companies have filed claims before the International Centre for Settlement of Investment Disputes (the “ICSID”) and the United Nations Commission on International Trade Law (the “UNCITRAL”), alleging that certain government measures adopted during the country’s 2001 crisis were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. Since May 2005, certain plaintiffs have prevailed against Argentina in such proceedings. In October 2013, the Argentine government entered into settlement agreements with certain claimants worth U.S.$677 million, to be satisfied with the delivery of newly issued sovereign bonds. Argentina’s past default and its failure to completely restructure its remaining sovereign debt and fully negotiate with the holdout creditors may limit Argentina’s ability to reenter the international capital markets.  Litigation initiated by holdout creditors as well as ICSID and UNCITRAL claims have resulted and may continue to result in judgments and awards against the Argentine government which, if not paid, could prevent Argentina from obtaining credit from multilateral organizations. Judgment creditors have sought and may continue to seek to attach or enjoin assets of Argentina. An example of this is the Libertad Frigate case, in which a commercial court in Accra, Ghana, granted an order (which has been overturned) to detain an Argentine ship which had entered the Accra port on a routine trip.  In addition, various creditors have organized themselves into associations to engage in lobbying and public relations efforts concerning Argentina’s default on its public indebtedness. Over the years, such groups have unsuccessfully urged passage of federal and New York state legislation directed at Argentina’s defaulted debt and aimed at limiting Argentina’s access to the U.S. capital markets. Although neither the United States Congress nor the New York state legislature has adopted such legislation, we can make no assurance that legislation or other political actions designed to limit Argentina’s access to capital markets will not take effect.

As a result of Argentina’s default and the events that have followed it, the government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could have a material adverse effect on the country’s economy and, consequently, our business and results of operations.

Furthermore, Argentina’s inability to obtain credit in international markets could have a direct impact on our own ability to access international credit markets to finance our operations and growth, which could adversely affect our results of operations and financial condition and cause the market value of our ADSs and our Class B common shares to decline.

Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations

The devaluation of the Argentine Peso could have a negative impact on the financial condition of many Argentine businesses, including us.  Such situation could negatively impact the ability of Argentine businesses to honor their foreign currency-denominated debt, lead to very high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities and the financial industry, and adversely affect the Argentine government’s ability to honor its foreign debt obligations. After several years of moderate variations in the nominal exchange rate, in 2012, the peso lost approximately 14% of its value with respect to the U.S. Dollar. This was followed in 2013 and 2014 by a devaluation of the peso with respect to the U.S. dollar that exceeded 30%, including a loss of approximately 24% in January 2014. If the Argentine Peso devalues further, the negative effects on the Argentine economy could have adverse consequences to our businesses, our results of operations and the market value of our ADSs, including as measured in U.S. Dollars.

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

In November 2008, the Argentine government enacted Law No. 26,425 which provided for the nationalization of the Argentine private pension funds (“Administradoras de Fondos de Jubilaciones y Pensiones, the “AFJPs”) (see “The nationalization of Argentina’s private pension funds caused an adverse effect in the Argentine capital markets and increased the Argentine government’s interest in certain stock exchange listed companies, such that the Argentine government became a significant shareholder of such companies”). Beginning in April 2012, the Argentine government provided for the nationalization of YPF S.A. and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No. 26,741 and Decree No. 1,277/2012.   In February 2014, the Argentine government and Repsol announced that they had reached agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares. Such compensation amounted to US$ 5 billion, payable by delivery of Argentine sovereign bonds with various maturities. Additionally, on December 19, 2012, the Argentine government issued Decree No. 2,552/2012 which, in its article 2, ordered the expropriation of the “Predio Rural de Palermo”. However, on January 4, 2013, the Federal Civil and Commercial Chamber granted an injunction that has temporarily blocked the application of Decree No. 2,552/2012. We cannot assure you that these or other measures that may be adopted by the Argentine government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade, investment, etc., will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations and the market value of our shares and ADSs.

Exchange controls and restrictions on capital inflows and outflows may continue to limit the availability of international credit and could threaten the financial system and lead to renewed political and social tensions, adversely affecting the Argentine economy, and, as a result, our business

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad. After 2002, these restrictions, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad to pay principal and interest on debt obligations, were substantially eased through 2007. Since the last quarter of 2011, however, new regulation made foreign exchange transactions subject to the prior approval of the Argentine tax authorities.  Through a combination of foreign exchange and tax regulations, the Argentine authorities have significantly curtailed access to the foreign exchange market by individuals and private-sector entities.

Since 2011, the Argentine government has adopted exchange controls such as requiring an authorization of tax authorities to access the foreign exchange market and introduced measures that have imposed limits on access to the foreign exchange market to retail transactions. It is widely reported that the Peso/U.S. Dollar exchange rate in the unofficial market substantially differs from the official Peso/U.S. Dollar exchange rate. See “Exchange Rates” and “Item 10—Exchange Controls.”  In addition to the foreign exchange restrictions, in June 2005 the Argentine government adopted various rules and regulations that established new restrictive controls on capital inflows into the country, including a requirement that, for certain funds remitted into Argentina, an amount equal to 30% of the funds must be deposited into an account with a local financial institution as a U.S. Dollar deposit for a one-year period without any accrual of interest, benefit or other use as collateral for any transaction.

The Argentine government could impose further exchange controls, transfer restrictions or restrictions on the movement of capital and/or take other measures in response to capital flight or a significant depreciation of the Peso, which could limit our ability to access the international capital markets and impair our ability to make interest or principal payments abroad.  Such measures could lead to renewed political and social tensions and undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth, which, in turn, could adversely affect our business and results of operations and the market value of our shares and ADSs.  In addition, the Argentine government or the Central Bank may reinstate certain restrictions on the transfers of funds abroad, impairing our ability to make dividend payments to holders of the ADSs, which may adversely affect the market value of our ADSs.  As of the date of this annual report, however, the transfer of funds abroad to pay dividends is permitted to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting of the Company. Notwithstanding the foregoing, as of the date of this annual report, in light of applicable regulations the financial situation of the Company does not permit the payment of dividends.

The nationalization of Argentina’s private pension funds caused an adverse effect in the Argentine capital markets and increased the Argentine government’s interest in certain stock exchange listed companies, such that the Argentine government became a significant shareholder of such companies

Prior to 2009, a significant portion of the local demand for securities of Argentine companies came from Argentine private pension funds. In response to the global economic crisis, in December 2008, by means of Argentine Law No. 26,425, the Argentine Congress unified the Argentine pension and retirement system into a system publicly administered by the National Social Security Agency (Administración Nacional de la Seguridad Social, or the “ANSES”), eliminating the pension and retirement system previously administered by private managers. In accordance with the new law, private pension managers transferred all of the assets administered by them under the pension and retirement system to the ANSES. With the nationalization of Argentina’s private pension funds, the Argentine government, through ANSES became a significant shareholder in many of the country’s public companies. In April 2011, the Argentine government lifted certain restrictions pursuant to which ANSES was prevented from exercising more than 5% of its voting rights in any stock exchange-listed company (regardless of the equity interest held by ANSES in such companies). ANSES has since exercised its voting rights in excess of such 5% limit in order to appoint directors in different stock exchange-listed companies in which it holds an interest exceeding 5%. ANSES’s interests may differ from those of other investors and, consequently, those investors may understand that ANSES’s actions might have an adverse effect on such companies. As of the date of this annual report, ANSES owns 26.8% of the capital stock of Edenor.

The Argentine government has exerted a stronger influence on the operation of stock exchange-listed companies. We cannot assure you that these or other similar actions taken by the Argentine government will not have an adverse effect on the Argentine economy and consequently on our financial condition and results of operations.

The Argentine economy could be adversely affected by economic developments in other markets and by more general “contagion” effects

Argentine financial and securities markets are influenced, to varying degrees, by economic and financial conditions in other markets and Argentina’s economy is vulnerable to external shocks, including those related or similar to the global economic crisis that began in 2008 and economic and financial conditions in Argentina’s major trading partners, in particular Brazil. For example, the current devaluation of the Brazilian currency and the slowdown of its economy may negatively affect the Argentine economy, and in turn, our business and results of operations. Although economic conditions can vary from country to country, investors’ perception of the events occurring in other countries have substantially affected in the past, and may continue to substantially affect capital flows to other countries and the value of securities in other countries, including Argentina.  The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation of its currency in January 1999.

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

Argentina’s economy is vulnerable to external shocks that could be caused by significant economic difficulties of its major regional trading partners

Argentina’s economy is vulnerable to adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners, such as Brazil, China or the United States, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. Declining demand for Argentine exports, or a decline in the international market prices for those products, could have a material adverse effect on Argentina’s economic growth. The slowdown of Brazil’s economic growth in 2014, which has continued during the first quarter of 2015, has resulted in a contraction in demand for Argentine exports.  A prolonged downturn in Brazil’s economy can be expected to adversely impact Argentina’s economic growth.

The actions taken by the Argentine government to reduce imports may affect our ability to purchase significant capital goods

The Argentine government has adopted some initiatives designed to limit the import of goods in order to prevent further deterioration of the Argentine balance of trade. The restriction of imports may limit or delay our ability to purchase capital goods that are necessary for our operations, which may, in turn, adversely affect our business, financial condition and results of operations.

Argentine judicial reforms, as well as challenges thereto, have generated uncertainty with respect to future administrative and judicial proceedings involving the Argentine government

Law No. 26,854, which regulates injunctions in cases in which the Argentine government is a party or has intervened, was promulgated on April 30, 2013 as part of a judicial reform bill approved by the Argentine Congress.  Among the principal changes proposed in the judicial reform bill are a time limitation on injunctions imposed in proceedings brought against the Argentine government and the creation of three new chambers of Casación (which hear appeals) prior to the intervention of the Supreme Court of Justice of Argentina. In addition, Law No. 26,855, which became effective on May 27, 2013, modified the structure and functions of the Argentine Consejo de la Magistratura (judicial council), which is in charge of appointing judges, of presenting charges against them, and of suspending or deposing them. However, several aspects of the legislation have been struck down by the Supreme Court as unconstitutional and the long-term impact of the newly adopted legislation on Argentina’s legal system and future administrative and/or judicial proceedings, including potential future claims by us against the Argentine government, cannot yet be predicted.

Risks Relating to the Electricity Distribution Sector

The Argentine government has intervened in the electricity sector in the past, and is likely to continue intervening

To address the Argentine economic crisis of 2001 and 2002, the Argentine government adopted the Public Emergency Law and other regulations, which made a number of material changes to the regulatory framework applicable to the electricity sector.  These changes severely affected electricity generation, distribution and transmission companies and included the freezing of distribution nominal margins, the revocation of adjustment and inflation indexation mechanisms for tariffs, a limitation on the ability of electricity distribution companies to pass on to the consumer increases in costs due to regulatory charges and the introduction of a new price-setting mechanism in the WEM which had a significant impact on electricity generators and caused substantial price differences within the market.  The Argentine government has continued to intervene in this sector by, for example, granting temporary nominal margin increases, proposing a new social tariff regime for residents of poverty-stricken areas, removing discretionary subsidies, creating specific charges to raise funds that are transferred to government-managed trust funds that finance investments in generation and distribution infrastructure and mandating investments for the construction of new generation plants and the expansion of existing transmission and distribution networks.

Furthermore, on November 15, 2011, the SE issued Note 8,752, which provided that any approval by the provincial governments of increases to the electricity tariffs applicable to end-users as of November 1, 2011 will trigger a proportionate decrease in the federal subsidy available to that end-user in connection with the purchase of electricity. Since the issuance of Note 8,752, certain provincial governments have initiated legal proceedings to challenge the jurisdiction of the SE to issue Note 8,752, particularly because of the potential chilling effect that this regulation may have on the ability of the provincial governments to increase electricity tariffs. As of the date of this annual report, at least one unfavorable ruling against the argentine government has been rendered. These proceedings have not been resolved as of the date of this annual report. In addition to the foregoing, several provincial governments have enacted new regulations in order to charge electricity end-users amounts corresponding to the cuts in the federal subsidy.

On November 27, 2012, the SE issued Resolution 2016, which approved the seasonal WEM prices – subsidized and not subsidized − for the period from November 2012 through April 2013. The seasonal price format was modified, concluding in a single purchase price without considering any demand nor time segmentation and taking into account the structure of the demand as of October 2012 as the base. Subsequently, in June 2013, the SE adopted Resolution 408/13, which maintains both the single price and the criteria for raising subsidies during the winter season, with a reduction of the single price only for those months and a subsequent reversion of prices in October 2013.  The Argentine government has also announced an analysis of new measures that would change the current regulatory framework of the energy sector. On March 26, 2013, the SE issued Resolution 95, which introduced a new scheme for the remuneration for the electricity generation sector and several modifications to the organization of the WEM, including the suspension of the administration of new contracts, or the renewal of existing contracts, in the term market of the WEM. The price scheme established by Resolution No. 95/2013 of the SE was amended by Resolution No. 529/2014 of the SE, which provided for the modification of the methodology for calculation of the fixed costs remuneration, the implementation of a new remuneration to cover extraordinary maintenance works for thermal generators and the retroactive adjustment of prices as from February 2014.

We cannot assure you that these or other measures that may be adopted by the Argentine government will not have a material adverse effect on our business and results of operations or on the market value of our shares and ADSs or that the Argentine government will not adopt emergency legislation similar to the Public Emergency Law or other similar resolutions in the future that may further increase our regulatory obligations, including increased taxes, unfavorable alterations to our tariff structures and other regulatory obligations, compliance with which would increase our costs and have a direct negative impact on our results of operations and cause the market value of our ADSs and Class B common shares to decline. See “Item 4. Information on the Company—Our Business Overview—Edenor Concession.”

Electricity distributors were severely affected by the emergency measures adopted during the economic crisis, many of which remain in effect

Distribution tariffs include a regulated margin that is intended to cover the costs of distribution and provide an adequate return over the distributor’s asset base.  Under the Convertibility Regime, distribution tariffs were calculated in U.S. Dollars and distribution margins were adjusted periodically to reflect variations in U.S. inflation indexes.  Pursuant to the Public Emergency Law, in January 2002 the Argentine government froze all distribution margins, revoked all margin adjustment provisions in distribution concessions and converted distribution tariffs into Pesos at a rate of Ps. 1.00 per U.S. $ 1.00. These measures, coupled with the effect of high inflation and the devaluation of the Peso, led to a decline in distribution revenues in real terms and an increase of distribution costs in real terms, which could no longer be recovered through adjustments to the distribution margin.  This situation, in turn, led many public utility companies, including us and other important distribution companies, to suspend payments on their financial debt (which continued to be denominated in U.S. Dollars despite the pesification of revenues), effectively preventing these companies from obtaining further financing in the domestic or international credit markets and making additional investments. Although the Argentine government has granted temporary and partial relief to some distribution companies, including a limited increase in distribution margins, a temporary cost adjustment mechanism which was not fully implemented and the ability to apply certain additional charges, distribution companies are currently involved in discussions with the regulatory and government authorities on additional, permanent measures needed to adapt the current tariff scheme to the post-crisis situation of this sector.  We cannot assure you that these measures will be adopted or implemented or that, if adopted, they will be sufficient to address the structural problems created for us by the economic crisis and its aftermath. Our inability to cover the costs of distribution or to receive an adequate return on our asset base may further adversely affect our financial condition and results of operations.

Electricity demand may be affected by tariff increases, which could lead distribution companies, such as us, to record lower revenues

During the 2001 and 2002 economic crisis, electricity demand in Argentina decreased due to the decline in the overall level of economic activity and the deterioration in the ability of many consumers to pay their electricity bills. In the years following the 2001 and 2002 economic crisis electricity demand experienced significant growth, increasing as an estimated average of approximately 4.5% per annum from 2003 through 2014. This increase in electricity demand since 2003, reflects the relative low cost, in real terms, of electricity to consumers due to the freezing of distribution margins, subsidies in the energy purchase price and the elimination of the inflation adjustment provisions in distribution concessions, coupled with the devaluation of the Peso and inflation.  The Executive Branch of the Argentine government granted temporary increases in transmission and distribution margins, and transmission and distribution companies are currently negotiating further increases and adjustments to their tariff schemes with the Argentine government.  Although the increases in electricity transmission and distribution margins, which increased the cost of electricity to residential customers, have not had a significant negative effect on demand, we cannot make any assurances that these increases or any future increases in the relative cost of electricity will not have a material adverse effect on electricity demand or a decline in collections from customers. Further, in November 2011, the Argentine government announced a cut in subsidies (which had no impact on our value added for distribution (“VAD”)) for electricity granted to certain customers that are presumed to be in a position to afford the cost without such subsidies. In this respect, we cannot assure you that these measures or any future measures (including increases on tariffs for residential users) will not lead electricity companies, like us, to record lower revenues and results of operations than currently anticipated, which may, in turn, have a material adverse effect on the market value of our ADSs.

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

Since execution of the agreement entered into with the Argentine government in February 2006 relating to the adjustment and renegotiation of the terms of our concession (the “Adjustment Agreement”) and as required by them, we have been engaged in an Integral Tariff Revision (Revisión Tarifaria Integral, or “RTI”) with the ENRE. However, the timeline for completing this process and the favorability to us of the final resolution are both uncertain.

The Adjustment Agreement currently contemplates a cost adjustment mechanism for the transition period during which the RTI is being conducted. This mechanism, known as the Cost Monitoring Mechanism (“CMM”), requires the ENRE to review our actual distribution costs every six months (in May and November of each year) and adjust our distribution margins to reflect variations of 5% or more in our distribution cost base. We may also request that the ENRE apply the CMM at any time that the variation in our distribution cost base is at least 10% or more.  Any adjustments, however, are subject to the ENRE’s assessment of variations in our costs, and we cannot guarantee that the ENRE will approve adjustments that are sufficient to cover our actual incremental costs. In the past, even when the ENRE has approved adjustments to our tariffs, there has been a lag between when we actually experience increases in our distribution costs and when we receive increased income following the corresponding adjustments to our distribution margins pursuant to the CMM. In addition, we have estimated that the actual distribution costs have been significantly higher than the ones determined with the CMM adjustments that have been requested. Despite the adjustment we were granted under the CMM in October 2007 and July 2008, we cannot assure you that we will receive similar adjustments in the future. As of the date of this annual report we have requested fourteen additional increases under the CMM since May 2008, all of which have been recognized by ENRE (they have been applied retroactively to amounts owed to us up to December 2014, pursuant to Resolution 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE), but have not been transferred to the tariff structure as of the date of filing of this annual report. Under the terms of the Adjustment Agreement, these fourteen increases should have been incorporated into our tariff structure in May and November of each year from 2008 onwards.

During the years ended December 31, 2012 and 2011, we recorded a significant decrease in net income and operating income (we recorded operating loss in 2012), and our working capital and liquidity levels were negatively affected, primarily as a result of the delay in obtaining a tariff increase and in having our tariff adjusted to reflect increases in our distribution costs, coupled with a constant increase in operating costs to maintain adequate service levels all of which has affected our capacity to perform our commercial obligations. In this context and in light of the situation that affects the electricity sector, the ENRE issued Resolution 347/12 in November 2012, which establishes the application of fixed and variable charges that have allowed the Company to obtain additional revenue as from November 2012. However, Resolution 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE and additional revenue obtained through Resolution No.347/12 were insufficient to make up our operating deficit in 2014, due to the constant increase in operating costs.

In March 2015, the SE issued Resolution No. 32/15 granting us a temporary increase in income through funds provided by CAMMESA, applicable retroactively as from February 1, 2015, to cover costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI.

                If we are not able to recover all future cost increases, and/or if there is a significant lag time between when we incur the incremental costs and when we receive increased income, and/or if we are not successful in achieving a satisfactory renegotiation of our tariff structure,  we may be unable to comply with our financial obligations, we may suffer liquidity shortfalls and we may need to restructure our debt to ease our financial condition, any of which, individually or in the aggregate, would have a material adverse effect on our business and results of operations and may cause the value of our ADSs to decline.

 We have prepared our annual financial statements for the fiscal year ended December 31, 2014 included herein, in accordance with the accounting principles applicable to a going concern. In our opinion, the issuance of Resolution No. 32/15 in March 2015 by the SE provided a greater degree of certainty with respect to our financial conditions and prospects for 2015 compared to the situation existing prior to its issuance, and we understand it constitutes a reasonable basis for the commencement of the RTI. Our independent auditors, PwC, issued a report dated May 12, 2015 on our 2014 financial statements, in which, without qualifying its opinion, they drew attention to the situation explained in Note 1 to our financial statements in relation to our economic and financial situation and prospects. Resolution No. 32/15 granted us a temporary increase in income through additional funding from CAMMESA, applicable retroactively as from February 1, 2015, to pay for costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI. Although Resolution No. 32/15, Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE have provided additional sources of income, most of these adjustments have not been incorporated into our tariff structure and if inflation levels during the coming years continue the trend of inflation during 2014, the temporary increase provided by Resolution No. 32/15 may prove insufficient to support the real variation in costs.

As discussed in Note 1 to the 2014 financial statements, based on the estimated cost increases and financial projections made by us, in light of Resolution No. 32/15 of the SE, our Board of directors  understands that financial resourcesare expected to be available, at least during fiscal year 2015, to cover not only our operating costs and debt interest payments during 2015, but also part of our investment plans, assuming that the payment plan to be agreed upon with CAMMESA under Resolution No. 32/15 for the cancellation of the outstanding debt with the WEM takes into consideration our expected capacity to generate surplus cash flows to service such outstanding debt with the WEM. Compliance with our investment plans will depend on whether the Argentine government continues funding our investment plans (see “Item 5.  Operating and Financial Review and Prospects – Liquidity and Capital Resources – Sources and Uses of Funds”). Although these temporary measures decreased the degree of uncertainty surrounding our financial capacity for the 2015 fiscal year, our board of directors believes that the sustainable recovery of the economic and financial equation of the public service we render will fundamentally depend on the application of a RTI that takes into consideration the permanent development of operating costs, allows for the payment of the required investments to meet the increasing demand with the quality levels stipulated in the Concession Agreement, makes it possible to have access to financing sources and cover the corresponding costs and allows, at the same time, for the generation of a reasonable return on our investments.

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

Our inability to obtain tariff adjustments in line with the actual changes in costs could result in our inability to meet our trade obligations and could also have a material adverse effect on our ability to meet our financial obligations
                Although Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE provided additional sources of funds, as they recognized the corresponding CMM adjustments retroactively, these have not been sufficient to support the real variation in costs, principally due to salary adjustments and increased operating expenses above the inflation recorded by the INDEC. During 2014, Edenor’s working capital needs have been mostly sustained through financing provided by CAMMESA, as electricity distribution tariffs were not sufficient to cover our costs.

 In this respect, the SE issued Resolution No. 32/15 in March 2015 granting us a temporary increase in income in an amount equal to the difference between a "theoretical" tariff schedule set forth in such resolution and the actual tariff schedule in force for each category of users. However the "theoretical" tariff schedule did not include any adjustment method to reflect variations in costs. If inflation levels during the coming years continue the trend of inflation during 2014, the temporary increase provided by Resolution No. 32/15 may prove insufficient to support the real variation in costs.

Our inability to obtain tariff adjustments in line with future changes in costs could result in our inability to meet obligations vis-a-vis CAMMESA, our major supplier, and have a material adverse effect on our ability to meet our financial obligations as a result of a shortage in liquidity, which may result in the need to restructure our debt and may have a material adverse effect on our business and results of operations and could also adversely impact on our financial condition and the market value of the ADSs. Further, in case we were unable to obtain such tariff adjustments, we cannot assure that CAMMESA or any other governmental entity will provide us the financing or that any future financing would be available in favorable terms, which may seriously impair our ability to continue providing the service.

Our distribution tariffs may be subject to challenges by Argentine consumer and other groups

Our tariffs have been challenged by Argentine consumer associations, such as the action brought again us in December 2009, by an Argentine consumer association (Unión de Usuarios y Consumidores) seeking to annul certain retroactive tariff increases. In November 2010, the relevant administrative court upheld the claim. We appealed the court’s order and requested that it be stayed pending a decision on the appeal. In December 2010, the court stayed its order pending a decision on the appeal. On June 1, 2011, the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala V) overturned the judgment of the lower administrative court. The Unión de Usuarios y Consumidores filed a Federal Extraordinary Appeal (“Recurso Extraordinario Federal”) against such decision, which was granted on March 11, 2011. On October 1, 2013, the Supreme Court of Justice decided to dismiss the Federal Extraordinary Appeal that had been filed. A final judgment in our favor was therefore rendered.

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

We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

We operate in a highly regulated environment and have been, and in the future may continue to be, subject to significant fines and penalties by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply.  After 2001, the amount of fines and penalties imposed on our company has increased significantly, which we believe is mainly due to the economic and political environment in Argentina following the 2001 and 2002 economic crisis.  Although the Argentine government has agreed to forgive a significant portion of our accrued fines and penalties pursuant to the Adjustment Agreement and to allow us to repay the remaining balance over time, this forgiveness and repayment plan is subject to a number of conditions, including compliance with quality-of-service standards, reporting obligations and required capital investments. As of December 31, 2014, December 31, 2013 and December 31, 2012, our consolidated accrued fines and penalties totaled Ps. 1,102.8 million, Ps. 923.8 million and Ps. 662.0 million, respectively (taking into account our adjustment to fines and penalties following the ratification of the Adjustment Agreement). If we fail to comply with any of these conditions, the Argentine government may seek to obtain payment of these fines and penalties by us.  In addition, we cannot assure you that we will not incur significant fines in the future, which could have a material adverse effect on our financial condition, our results of operations and the market value of our ADSs. See “Item 4. Information on the Company—Our Business Overview—Fines and Penalties.”

If we are unable to control our energy losses, our results of operations could be adversely affected

Our concession does not allow us to pass through to our customers the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by our concession, which is, on average, 10%.  As a result, if we experience energy losses in excess of those contemplated by our concession, we may record lower operating profits than we anticipate. Prior to the 2001 and 2002 economic crisis, we had been able to reduce the high level of energy losses experienced at the time of the privatization to the levels contemplated (and reimbursed) under our concession. However, during the last years, our level of energy losses, particularly our non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, with it, the number of delinquent accounts and fraud. Although we continue to make investments to reduce energy losses, these losses continue to exceed the 10% average loss factor contemplated by the concession and, based on the current economic turmoil, we do not expect these losses to decrease in the near term. Our energy losses amounted to 14.3% in 2014, 13.0% in 2013 and 13.3% in 2012. We cannot assure you that our energy losses will not increase again in future periods, which may lead us to have lower margins and could adversely affect our financial condition, our results of operations and the market value of our ADSs.

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

In 2014, the fines and penalties amounted to an estimated Ps. 252.2 million, which represented 7.0% of our energy sales.  See “Item 4. Information on the Company - Our Concession - Fines and Penalties.”

If the Argentine government were to foreclose on the pledge of our Class A common shares, pending the sale of those shares, the Argentine government would also have the right to exercise the voting rights associated with such shares.  In addition, the foreclosure by the Argentine government on the pledge of our Class A common shares may be deemed to constitute a change of control under the terms of our Senior Notes due 2017 and 2022. See- “We may not have the ability to raise the funds necessary to finance a change of control offer as required by the Senior Notes due 2017 and 2022.” If the Argentine government forecloses on the pledge of our Class A common shares, our results of operations and financial condition could be significantly affected and the market value of our ADSs could also be affected.

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

We may be unable to import certain equipment to meet the growing demand for electricity, which could lead to a breach of our concession contract and could have a material adverse effect on the operations and financial position of the Company

                Certain restrictions on imports imposed by Argentine government (see “The actions taken by the Argentine government to reduce imports may affect our ability to purchase significant capital goods”) could limit or delay our ability to purchase capital goods that are necessary for our operations (including carrying out specific projects). Under our concession, we are obligated to satisfy all of the demand for electricity originated in our concession area, maintaining at all times a service quality standard that has been established for our concession. If we are not able to purchase significant capital goods to satisfy all the demand or suffer unexpected delays in the import process, we could face fines and penalties which may, in turn, adversely affect our activity, financial position and results of operations and/or the market value of your ADSs.

We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material effect on our business

As of December 31, 2014, approximately 87% of Edenor employees were union members. Although our relations with unions are currently stable and we have had an agreement in place with the two unions representing our employees since 1995, we cannot assure you that we will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues. We cannot assure you that we will be able to negotiate salary agreements or labor conditions on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to strikes or work stoppages, our results of operations, financial condition and the market value of our ADSs could be materially adversely affected.

We could incur material labor liabilities in connection with our outsourcing that could have an adverse effect on our business and results of operations

We outsource a number of activities related to our business to third-party contractors in order to maintain a flexible cost base.  As of December 31, 2014, Edenor had approximately 2,271 third-party employees under contract.  Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between a contractor and the entity to which it is supplying services under certain circumstances. We cannot make any assurances that such proceedings will not be brought against us or that the outcome of such proceedings will be favorable to us. If we were to incur material labor liabilities in connection with our outsourcing, such liability could have an adverse effect on our financial condition, our results of operations and the market value of our ADSs.

Our performance is largely dependent on recruiting and retaining key personnel

Our current and future performance and the operation of our business are dependent upon the contributions of our senior management and our skilled team of engineers and other employees. We depend on our ability to attract, train, motivate and retain key management and specialized personnel with the necessary skills and experience. There is no guarantee that we will be successful in retaining and attracting key personnel and the replacement of any key personnel who were to leave could be difficult and time consuming. The loss of the experience and services of key personnel or the inability to recruit suitable replacements and additional staff could have a material adverse effect on our business, financial condition and results of operations.

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

In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations

As of December 31, 2014, our physical assets were insured for up to U.S. $1.046,7 million. However, we do not carry insurance coverage for losses caused by our network or business interruption, including loss of our concession. See “Item 4. Information on the Company - Our Business - Insurance.”  Although we believe our insurance coverage is commensurate with standards for the distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our net profits and our overall financial condition and on the market value of our ADSs.

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

If our controlling shareholder fails to meet its debt service obligations, its creditors may take measures that could have a material adverse effect on our results of operations

In July 2006, EASA completed a comprehensive restructuring of all of its outstanding financial indebtedness, which had been in default since 2002. In connection with this restructuring, EASA issued approximately U.S. $85.3 million in U.S. Dollar-denominated notes, in exchange for the cancellation of approximately 99.94% of its outstanding financial debt. Since EASA’s ability to meet its debt service obligations under these notes depends largely on our ability to pay dividends or make distributions or payments to EASA, our failure to do so could result in EASA becoming subject to actions by its creditors, including the attachment of EASA’s assets and petitions for involuntary bankruptcy proceedings. If EASA’s creditors were to attach our Class A common shares held by EASA, the Argentine government would have the right under our concession to foreclose on the pledge of our Class A common shares held by the Argentine government, which could trigger a repurchase obligation under the terms of our restructured debt and our Senior Notes due 2017 and 2022, and have a material adverse effect on our results of operations and financial condition.

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

We may not have the ability to raise the funds necessary to repay our commercial debt with CAMMESA, our major supplier

As of December 31, 2014, we owed approximately Ps.2,257.1 million to CAMMESA, taking into account CMM credits compensations. This debt is due and unpaid and we have not secured any waivers from CAMMESA; if CAMMESA requested that we repay such debt, we may be unable to raise the funds to repay it and, consequently, we could be exposed to a cash attachment, which could in turn result in our filing for a voluntary reorganization proceeding (concurso preventivo), which could cause the market value of our ADSs and Class B common shares to decline (see “ - Risks related to Our Business- All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon the occurrence of any such events”).

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

All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon the occurrence of any such events

As of the date of this annual report, approximately U.S.$ 191.1 million of our financial debt is represented by the Senior Notes due 2017 and 2022. Under the indentures for the Senior Notes due 2017 and 2022, certain expropriation and condemnation events with respect to us may constitute an event of default, which, if declared, could trigger acceleration of our obligations under the notes and require us to immediately repay all such accelerated debt. In addition, all of our outstanding financial indebtedness contains certain events of default related to bankruptcy and voluntary reorganization proceedings (concurso preventivo). If we are not able to fulfill certain payment obligations as a result of our current financial situation and if the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even us, could file for our bankruptcy, or we could file for a voluntary reorganization proceeding (concurso preventivo). In addition, all of our outstanding financial indebtedness also contains cross-default provisions and/or cross-acceleration provisions that could cause all of our debt to be accelerated if the debt containing expropriation and/or bankruptcy and/or reorganization proceeding events of default goes into default or is accelerated. In such a case, we would expect to actively pursue formal waivers from the corresponding financial creditors to avoid this potential situation, but in case those waivers are not obtained and immediate repayment will be required, the Company could face short-term liquidity problems, which could adversely affect our results of operations and cause the market value of our ADSs and Class B common shares to decline.

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

Our losses for 2014 exceeded our reserves plus more than 50% of our capital stock at the end of that year, and we are therefore required to mandatorily reduce our capital stock pursuant to Article 206 of the Argentine Corporations Law unless we receive a capital contribution or expect future revenues or results of operations which would result in our liabilities not exceeding 50% of our assets. In the shareholders’ meeting held on April 28, 2015 it was decided not to proceed with the mandatory stock reduction considering the better results in the first quarter of 2015 and our board of directors was instructed to assess whether in succeeding quarters the Company qualifies for mandatory capital stock reduction and convene, in such case, an extraordinary shareholders’ meeting to reconsider this issue. If our losses for any fiscal year exceed our reserves plus 50% or more of our capital stock at the end of any such year, we will fall under the purview of Section 206 of the Argentine Corporations Law and will be required to mandatorily reduce our capital stock. Moreover, if our shareholders’ equity becomes negative (that is, if our total liabilities exceed our total assets) at the end of any fiscal year, we will be required to dissolve and liquidate pursuant to Article 94 of the Argentine Corporations Law unless we receive a capital contribution or expect future revenues or results of operations which would result in our assets exceeding our liabilities. A mandatory capital stock reduction can adversely affect our results of operations and financial conditions and cause the market value of our ADSs and Class B common shares to decline.

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

The designation of veedores (supervisors), by the CNV or otherwise, could adversely affect the economic and financial situation of the Company

The new Capital Markets Law No. 26,831 provides in Article 20 that the Comisión Nacional de Valores (Argentine National Securities Commission, or “CNV”) may conduct an inspection on persons subject to its control (such as the Company).  If after any inspection the CNV considers that a resolution of the board of directors of such person violated the interests of minority shareholders or any holder of securities that are subject to the Argentine public offering regime, it may appoint a veedor (supervisor), who will have veto powers.  Additionally, the CNV may suspend the board of directors for a period of up to 180 days, until the CNV rectifies the situation.  This measure is subject to limited appeals.  If the CNV makes an inspection on us and considers that any right of a minority shareholder or holder of any security has been violated, it may proceed to suspend our board of directors for the up to 180-day period, in which case the economic and financial situation of the Company could be negatively affected.  In addition, a veedor may be appointed through a judicial request.  In this respect, on April 21, 2014, Molinos Rio de la Plata S.A., an Argentine company whose shares are publicly-traded in Argentina, reported the judicial appointment of a veedor at the request of ANSES, one of its shareholders, which is also a shareholder of the Company, for a period of six months.  We cannot assure you that ANSES, or any other party, will not attempt to pursue a similar course of action with respect to the Company, which may have a negative effect on the Company.

Changes in weather conditions or the occurrence of severe weather (whether or not caused by climate change or natural disasters), could adversely affect our operations and financial performance.

Weather conditions may influence the demand for electricity, our ability to provide it and the costs of providing it.  In particular, severe weather may adversely affect our results of operations by causing significant demand increases, which we may be unable to meet without a significant increase in operating costs. This could strongly impact the continuity of our services and our quality indicators. For example, the exceptional thunderstorms that occurred in April and December of 2013 and a heat wave that occurred in December of 2013 affected the continuity of our services, both in the low voltage and medium voltage networks.  See “Item 4. Information on the Company - Business Overview - Quality Standards – Edenor’s Concession".  Furthermore, any such disruptions in the provision of our services could expose us to fines and orders to compensate those customers affected by any such power cuts, as has occurred in the past (see “Item 4. Information on the Company - Business Overview - Quality Standards – Fines and Penalties”).  Our financial condition, results of operations and cash flows could therefore be negatively affected by changes in weather conditions and severe weather.

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

Our ability to pay dividends is limited

In accordance with Argentine corporate law, we may only pay dividends in Pesos out of our retained earnings, if any, as set forth in our audited financial statements prepared in accordance with IFRS. Our ability to pay dividends, however, is further restricted in accordance with the terms of the Adjustment Agreement, pursuant to which we have agreed not to pay dividends without the ENRE’s prior approval until we complete the RTI. We cannot predict with any certainty when this process will be completed.

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

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, the rights of holders of the ADSs or the rights of holders of our common shares under Argentine corporate law to protect their interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.  Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the U.S. securities markets or markets in some other jurisdictions.  In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well-defined and enforced in Argentina than in the United States, putting holders of our common shares and ADSs at a potential disadvantage.

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

Provisions of Argentine securities laws could deter takeover attempts and have an adverse impact on the price of our shares and ADSs.

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

We were incorporated on July 21, 1992, under the name Empresa Distribuidora Norte Sociedad Anónima, as part of the privatization of the Argentine state‑owned electricity utility, Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA). The Company’s term of duration is 95 years. In anticipation of its privatization, SEGBA was divided into three electricity distribution companies, including our company, and four electricity generation companies, and on May 14, 1992, the Argentine Ministry of Economy and Public Works and Utilities (currently the Ministry of Economy and Public Finance) approved the public sale of all of our company’s Class A common shares, representing 51% of the capital stock of our company.

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

In September 2005, Dolphin Energía and IEASA acquired an indirect controlling stake in our company from EDFI. Dolphin Energía and IEASA were at the time of such acquisition controlled by the principals of Grupo Dolphin, an Argentine advisory and consulting firm that carries out private equity activities. On September 28, 2007, Pampa Energía S.A. (“Pampa Energía” or “Pampa”) acquired all the outstanding capital stock of Dolphin Energía and IEASA from the then current shareholders of these companies, in exchange for common stock of Pampa Energía. Pampa Energía, which is managed by Grupo Dolphin’s former principals, owns a 50% interest in the company that co-controls the principal electricity transmission company in Argentina, Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (“Transener”). In addition, Pampa Energía has controlling stakes in six generation plants located in the Salta, Mendoza, Neuquén and Buenos Aires provinces (Hidroeléctrica Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Emdersa Generación Salta, Central Térmica Loma de la Lata and Central Piedra Buena).  See “Item 7. Major Shareholders and Related Party Transactions”.

In April 2007, we completed the initial public offering of our Class B common shares, in the form of shares and American depositary shares, or ADSs. We and certain of our shareholders sold 18,050,097 ADSs, representing 361,001,940 Class B common shares, in an offering in the United States and elsewhere outside Argentina, and our Employee Stock Participation Program sold 81,208,416 Class B common shares in a concurrent offering in Argentina.  Our ADSs are listed in the New York Stock Exchange (“NYSE”) under the symbol “EDN,” and our Class B common shares are listed on the Buenos Aires Stock Exchange (“BASE”) under the same symbol.  We received approximately U.S. $ 61.4 million in proceeds from the initial public offering, before expenses, which we used to repurchase a part of our then outstanding debt.  Following the initial public offering, EASA continues to hold 51% of our common shares, and approximately 49% are held by the public. See “Item 7. Major Shareholders and Related Party Transactions”.

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

Asset Sales

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

EDELAR Offer

An offer from Andes Energía Argentina S.A. (“Andes Energía”) was accepted by our board of directors. Such offer consisted of a proposal to buy a purchase option for a price of U.S. $1.5 million to buy, if Emdersa’s spin-off was completed within a term of two years, 78.44% of the Company’s direct and indirect stake in EDELAR for U.S. $20.29 million, to be paid in two installments. The purchase option was paid by the buyer on September 16, 2011. On December 31, 2012, Andes Energía’s purchase option expired

EDELAR/EMDERSA Sale

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

EMDERSA Holding Merger process

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

AESEBA/EDEN Sale

In 2013, the Company received offers from two investment groups for the acquisition of all of the shares of AESEBA, the controlling company of EDEN. On February 27, 2013, our Board of directors approved the acceptance of the offer by Servicios Eléctricos Norte BA S.L. (the "Purchaser") for the acquisition of AESEBA's shares representing 100% of its capital stock and voting rights. The price offered by the Purchaser is payable through the delivery of Edenor's debt securities for an amount equivalent, at the closing date of the transaction, to approximately U.S.$ 85 million of face value of such securities. Such delivery is secured by the Purchaser's contribution to a trust (the "Management Trust" or the “Aeseba Sale Trust”) of Ps. 334.3 million in Argentina's public debt securities, valued at the closing date of the transaction.

Furthermore, in order to implement this transaction, on March 19, 2013, a Management Trust was set up by and among Purchaser (as settlor), Equity Trust Company (Uruguay) S.A. (as trustee) and Edenor.

As of December 31, 2013, the Company divested AESEBA which resulted in a loss in our financial statements for 2013 of about Ps. 96.5 million.

In April 2014, we closed the Management Trust and transferred and cancelled all the Edenor securities purchased.   See “Item 5.Operating and Financial Review and Prospects – Debt”.

Business Overview

We believe we are the largest electricity distribution company in Argentina and one of the largest in Latin America in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2014. We hold a concession to distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and in the northern part of the City of Buenos Aires. As of December 31, 2014, Edenor served 2,801,121 customers. The following table shows the percentage of the electricity produced and sold by generating companies that was purchased by us in the periods indicated:

Year	Electricity demand (1)	Edenor demand (2)	Edenor’s demand as % of total demand
2012	131,944	23,933	18.1%
2013	125,162	24,902	19.9%
2014	126,397	24,860	19.7%

Source: Compañía Administradora del Mercado Mayorista Eléctrico, S.A. (CAMMESA)

(1)     Includes demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).

(2)     Calculated as electricity purchased by us and our wheeling system customers.

Edenor Concession

By a concession dated August 5, 1992, the Argentine government granted us the exclusive right to distribute electricity within our concession area for a period of 95 years. Our concession will expire on August 31, 2087 and can be extended for one additional 10-year period if we request the extension at least 15 months before expiration. The Argentine government may choose, however, to grant us the extension on a non-exclusive basis.  The concession period was initially divided into an initial management period of 15 years expiring on August 31, 2007, followed by eight 10-year periods. However, pursuant to the terms of the concession we could request, at our option, the extension of the initial management period for an additional 5-year period from the entry into force of the new tariff structure to be adopted under the Integral Tariff Revision (Revisión Tarifaria Integral, or “RTI”) process, subject to the ENRE’s approval. We presented requests for such extension in May 2007 and on July 5, 2007, and the ENRE, pursuant to its Resolution No. 467/2007, agreed to extend the initial management period for an additional period of five years from the date when the new tariff structure is adopted under the RTI.  The remaining 10-year periods will run from the expiration of the extension of the initial management period.

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

In September 2005 we and the Argentine government entered into the Adjustment Agreement, which was ratified by the Argentine Executive Branch in January 2007 (the “Adjustment Agreement”). Because a new Argentine Minister of Economy took office thereafter, we formally re-executed the Adjustment Agreement with the Argentine government on February 13, 2007 under the same terms and conditions originally agreed.

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

Pursuant to the Adjustment Agreement, the Argentine government granted us an increase of 28% in our distribution margin as a result of the implementation of a Temporary Tariff Structure (RTT), which is effective retroactively as from November 1, 2005. The Adjustment Agreement is intended to apply transitionally until we complete the RTI with the ENRE in accordance with the terms of the Adjustment Agreement. See “Item 5. Operating and Financial Review and Prospects - Factors Affecting Our Results of Operations - Tariffs”.  In addition, the ENRE applied a cost adjustment mechanism for the transition period during which the RTI process is being conducted. This mechanism is known as the Cost Monitoring Mechanism (“CMM”) and requires the ENRE to review our actual distribution costs every six months (in May and November of each year). If the variation between our actual distribution costs and our recognized distribution costs (as initially contemplated in the Adjustment Agreement or, if adjusted by any subsequent CMM, the most recent distribution cost base established by a CMM) is 5% or more, the ENRE is required to adjust our distribution margin to reflect our actual distribution cost base. The ENRE’s review is based on our distribution costs during the six-month period ending two months prior to the date on which the ENRE is required to apply the CMM.  We may also request that the ENRE apply the CMM at any time that the variation in our distribution cost base is at least 10% or more. Because the Adjustment Agreement is effective retroactively as of November 1, 2005,in May 2006, the ENRE determined that our distribution cost base increased by 8.032% (compared to the distribution cost base recognized in the Adjustment Agreement), and, accordingly, approved an equivalent increase in our distribution margin effective May 1, 2006. This increase, when compounded with the 28% VAD increase granted under the Adjustment Agreement, resulted in an overall 38.3% increase in our distribution margins charged to our non-residential customers. Also, on February 13, 2007, the ENRE authorized us to bill our customers (excluding residential customers) the retroactive portion of the 38.3% increase (corresponding to the period from November 2005 to January 2007), which amounted to Ps. 218.6 million and has been invoiced in 55 monthly installments since February 2007.

In October 2007, the SE issued Resolution No. 1037/2007, which granted us an increase of 9.63% in our distribution margins to reflect an increase in our distribution cost base for the period from May 1, 2006 to April 30, 2007, compared to the recognized distribution cost base as adjusted by the May 2006 CMM. However, this increase was not incorporated into our tariff structure until 2008, and, instead, we were allowed to retain the funds that we are required to collect and transfer to the fund established by the Program for the Rational Use of Electricity Power (Programa de Uso Racional de la Energía Eléctrica, or “PUREE”), a program established by the Argentine government in 2003 in an attempt to curb increases in energy demand, to cover such CMM increase and future CMM increases.

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

As of the date of this annual report, we had requested fourteen additional increases under the CMM since May 2008, all of which have been recognized by ENRE pursuant to Resolution 250/13 and Notes 6,852/13, 4,012/14, 486/14 and 1,136/14 of the SE with retroactive effect as of May 2008 until December 2014. However, these increases have not yet been incorporated into our tariff structure. Under the terms of the Adjustment Agreement, these fourteen increases should have been incorporated into our tariff structure in May and November of each year from 2008 onwards.

As of December 31, 2014, we submitted to the ENRE the fourteen requests for CMM adjustments described in the table below:

Period	Application Date	CMM Adjustment Requested	Status
November 2007 - April 2008	May-08	5.79%	Granted but not incorporated into tariffs
May 2008 - October 2008	Nov-08	5.68%	Granted but not incorporated into tariffs
November 2008 - April 2009	May-09	5.00%	Granted but not incorporated into tariffs
May 2009 - October 2009	Nov-09	5.03%	Granted but not incorporated into tariffs
November 2009 - April 2010	May-10	6.83%	Granted but not incorporated into tariffs
May 2010 - October 2010	Nov-10	7.48%	Granted but not incorporated into tariffs
November 2010 -April 2011	May-11	6.12%	Granted but not incorporated into tariffs
May 2011 - October 2011	Nov-11	7.69%	Granted but not incorporated into tariffs
November 2011 -April 2012	May-12	8.54%	Granted but not incorporated into tariffs
May 2012 - October 2012	Nov-12	6.98%	Granted but not incorporated into tariffs
November 2012 - April 2013	May-13	6.88%	Granted but not incorporated into tariffs
May 2013 -October 2013	Nov-13	8.37%	Granted but not incorporated into tariffs
November 2013 - April 2014	May-14	14.40%	Granted but not incorporated into tariffs
May 2014 - October 2014	Nov-14	11.19%	Granted but not incorporated into tariffs
Cummulative		176.80%

                 As of December 31, 2014, 2013 and 2012 the amounts collected by Edenor through the PUREE net of the effects of Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE, amounted to Ps. 17.5 million, Ps. 108.6 million and 1,277.8 million, respectively, and have been disclosed under other current and non-current liabilities.

On November 23, 2012, the ENRE issued Resolution No. 347/2012, pursuant to which it established fixed and variable charges differentiated by category of customers. Distribution companies will collect such charges on account of the CMM adjustments stipulated in clause 4.2 of the Adjustment Agreement and will use exclusively to finance infrastructure and corrective maintenance of their facilities. Such charges, which will be clearly identified in the bills sent to customers, will be deposited in a special account to be managed by the trustee.

In March 2015, the SE issued Resolution No. 32/15 granting us a temporary increase in income through funds provided by CAMMESA, applicable retroactively as from February 1, 2015, to pay for costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI. The Additional Income results from the difference between the "theoretical" tariff schedules set forth in such resolution and the current tariff schedule in force for each category of users, according to calculations made by the ENRE, which must be reported monthly to the SE and CAMMESA. In this respect, CAMMESA will transfer the funds contributed by the Argentine government, in accordance with the values reported by the ENRE.

As from February 1, 2015, the PUREE funds will be considered as part of Edenor’s income on account of the future RTI. We will be entitled to offset the debts for PUREE with claims arising from the calculation of CMM until that date, including the application of interest that could correspond to both concepts. Any amount of PUREE funds in excess of those applied to offset CMM-related claims as described in the previous sentence will be offset against debts arising from loans granted by CAMMESA in connection with the mandatory salary increases.

We shall agree with CAMMESA a payments plan to cancel the obligations owed to it for the provision of electricity. We may not use the income arising from Resolution No. 32/15 to cancel credit from financial institutions, financial debt restructuring, acquire other companies, extend credit, or perform other operations that are not strictly related to the cancellation of obligations with CAMMESA, payment of salaries, and payments to suppliers for goods and or related to the provision of public electricity distribution services.

Resolution No. 32/15 of the SE established that we shall comply with Clause 22.1 of the Adjustment Agreement and suspend any administrative or judicial claims that may have been initiated against the Argentine government in relation to compliance with clause 4.2 of the Adjustment Agreement. As of the date of this annual report, our board of directors was analyzing the scope of this provision and evaluating its impact on us.

 Although Resolution No. 32/15, Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE have provided additional sources of incomes, most of these adjustments have not been incorporated into our tariff structure and if inflation levels during the coming years continue the trend of inflation during 2014, the temporary increase provided by Resolution No. 32/15 may prove insufficient to support the real variation in costs.

Furthermore, administrative and judicial actions have been brought aimed at obtaining both CMM recognition and that the overall electricity rate review stipulated in the Adjustment Agreement be carried out by the ENRE. We cannot predict when or how the RTI will be implemented. See “Item 8.  Financial Information – Legal and Administrative Proceedings – Legal Proceedings – Legal actions brought by Edenor”.

Secretary of Energy – Note 8,752

The ability of Edenor to increase its tariffs may also be affected by Note No. 8,752 of the SE, which is being challenged in various provinces of Argentina. See “Item 3. Key Information - Risk factors - Risks Relating to the Electricity Distribution Sector - The Argentine government has intervened in the electricity sector in the past, and is likely to continue intervening.”

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

Edenor’s concession area is divided into the following operating territories:

Operating territory	Districts
Morón	Morón, Ituzaingó, Hurlingham, Merlo, Marcos Paz, Las Heras and La Matanza
Norte	Ciudad de Buenos Aires, San Martín and Tres de Febrero
Olivos	Vicente López, San Isidro, San Fernando, Tigre and Escobar
Pilar	Moreno, Gral. Rodríguez, Pilar, Malvinas Argentinas, J.C. Paz and San Miguel

The table below sets forth certain information relating to operating territories of Edenor as of and for the year ended December 31, 2014:

Operating territory	Area	Customers		% of Sales
	(km2)	(in thousands)

Morón	1,761.0	893.4	31.9%	25.30%
Norte	164.0	868.3	31.0%	29.40%
Olivos	1,624.0	522.2	18.6%	23.70%
Pilar	1,088.0	517.2	18.5%	21.60%
Total	4,637.0	2,801.1	100.00%	100.00%

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

In addition, Clause 22.1 of the Adjustment Agreement requires us and our shareholders and former shareholders to suspend all claims and legal proceedings (including arbitration actions) in administrative, state or federal courts located in Argentina or abroad, that are related to measures adopted since the Public Emergency Law was enacted.  After the completion of the RTI, we and our shareholders and former shareholders must completely waive and desist from all of the above mentioned claims and legal proceedings. If our shareholders or former shareholders do not desist from these claims, the Argentine government will have the right to foreclose on the pledge of our Class A common shares and sell these shares to a third party buyer. If the company or any shareholder or former shareholder re-establishes or initiates a new claim, we must hold harmless the Argentine government in respect of amounts it is required to pay pursuant to such claims. EDFI and EASA have suspended all such claims against the Argentine government as part of the Adjustment Agreement and, in connection with its sale of its controlling stake in Edenor, EDFI has agreed to withdraw its claims against the Argentine government before the ICSID at the request of Dolphin Energía S.A.

Resolution No. 32/15 of the SE established that we shall comply with Clause 22.1 of the Adjustment Agreement and suspend any administrative or judicial claims that may have been initiated against the Argentine government in relation to compliance with clause 4.2 of the Adjustment Agreement. As of the date of this annual report, our board of directors was analyzing the scope of this provision and evaluating its impact on us.

In accordance with our concession, our controlling shareholder, EASA, has pledged its 51% stake in our company to the Argentine government to secure obligations under our concession. The Adjustment Agreement requires that the pledge be extended to secure our obligations under such agreement.

Quality Standards – Edenor’s Concession

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

In addition, pursuant to the Adjustment Agreement, we have agreed to comply with a medium delivery standard that reflects our actual average delivery standards during the period from 2001 through 2003. This medium delivery standard requires us to comply with a maximum number of interruptions per semester, on average, of 2,761 and a maximum duration of interruption, on average, of 5,386 hours. If we do not meet the delivery standards required by our concession, as set forth in the table above, but are otherwise in compliance with the medium delivery standard under the Adjustment Agreement, we may withhold payment of any fines that may be imposed under our concession for this failure and use this amount of unpaid fines for our capital expenditures. If we fail to comply with this measure, we will be required to pay the fines.

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

The following table sets forth the frequency and duration of interruptions of our service in the periods indicated:

	Year ended December 31,
	2014 (*)	2013	2012
Average frequency of interruptions	8.45	7.14	7.94
Average duration of interruption (in hours)	23.07	18.20	21.04

(*) Provisional Values

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

Because the Adjustment Agreement was not ratified until January 2007, we have recalculated the amounts of accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement as well as the amounts subject to forgiveness. In addition, we are required to make adjustments to our accrued fines and penalties under the payment plan in order to reflect increases in our distribution margins, including the CMM adjustments. For the year ended on December 31, 2008, we recorded adjustments of Ps. 17.2 million, to reflect CMM adjustments. We have not recorded any adjustments since 2009. Pursuant to Resolution No. 32/15, of the SE, we were granted with an increase in income which does not imply a change in current electricity tariffs charged to customers. In this respect, we understand that we are not required to make adjustments to our accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement in connection with Resolution No. 32/15. In 2014, the fines and penalties imposed on Edenor by the ENRE amounted to Ps. 252.2 million, which represented 7.0% of our energy sales. As of December 31, 2014 the fines and penalties imposed on us amounted to Ps 1,102.8 million as compared to Ps. 923.8 million as of December 31, 2013. We estimate that the ENRE will forgive approximately Ps. 71.4 million of our accrued fines and penalties upon the completion of the RTI, and that we will be required to pay the balance in accordance with the payment plan provided for in the Adjustment Agreement, although we cannot be certain of the amount, if any, that will ultimately be forgiven.

The following table shows the adjustments to Edenor’s standalone accruals for ENRE fines and penalties, including current fines and penalties and adjustments to past fines due to increases in our tariffs pursuant to the Adjustment Agreement, for the periods specified:

	Year ended December 31,
	(in millions of Pesos)
	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Accruals at beginning of year	923.8	647.4	531.9	455.4	377.5	331.6	281.4	241.1	169.7	99.2	63.4	49.0	19.0	13.6
ENRE Fines and Penalties	278.8	287.5	116.9	81.1	80.0	58.5	34.8	23.9	25.2	72.7	36.0	14.6	31.7	16.4
Accrued interests		-	5.1	-	-	-	-	-	-	-	-	-	-	-
Quality of Technical Service	177.7	176.3	75.7	47.0	46.0	15.0	15.2	7.0	10.4	4.9	4.7	3.2	5.6	5.2
Quality of Technical Product	19.8	18.7	12.4	3.2	3.4	3.1	3.0	0.9	0.6	1.1	6.9	6.5	5.5	2.9
Quality of Commercial Service	10.6	13.9	6.8	5.1	3.0	2.4	1.6	1.1	1.2	-	1.2	0.5	1.5	1.7
Public Safety	57.5	37.6	17.7	19.8	19.4	34.0	11.6	10.3	6.7	25.4	10.9	2.0	4.9	4.2
Transport Technical Function	5.4	2.3	0.2	0.6	0.4	0.3	0.3	0.2	0.4	-	0.2	0.2	0.2	-
Reporting Violations	6.2	25.8	3.4	4.2	6.6	3.7	2.9	4.4	5.6	33.7	12.2	1.7	4.9	1.9
Others	1.6	13.0	0.9	1.3	1.3	-	-	-	0.2	7.5	-	0.4	9.0	0.5
Less: Paid during period:											-
Quality of Technical Service	85.6	-	-	-	-	-	-	-	-	1.6	-	-	0.9	3.3
Quality of Technical Product	-	-	-	-	-	-	-	-	-	-	-	-	-	2.3
Quality of Commercial Service	14.2	11.1	6.5	4.5	1.9	3.7	-	1.5	0.4	0.1	0.1	0.1	0.3	1.4
Public Safety	-	-	-	-	0.1	8.9	1.6	-	-	-	-	-	-	2.1
Transport Technical Function	-	-	-	-	-	-	-	0.2	0.3	-	-	0.1	0.4	0.2
Others	-	-	-	-	-	-	-	-	-	0.6	-	-	-	1.7
Total paid during period	99.8	11.1	6.5	4.5	2.0	12.6	1.6	1.7	0.7	2.3	0.1	0.2	1.6	11.0
Plus: Adjustment to fines and penalties pursuant to the ratification of the Adjustment Agreement		-	-	-	-	-	17.2	18.1	47.0	-	-	-	-	-
Accruals at year‑end	1,102.8	923.8	647.4	531.9	455.4	377.5	331.6	281.4	241.1	169.7	99.2	63.4	49.0	19.0

___________________

Note: The facts or events that generated the amounts charged in each period may have occurred in prior periods and not necessarily in the period in which the charge is made.

 Due to the disruption in the provision of service resulting from a power outage during a heat- wave that occurred between December 20 and December 31, 2010 in our concession area, the ENRE issued Resolution No. 32/11 on February 9, 2011whereby we were fined in the amount of Ps.1.1 million and ordered to compensate those customers who had been affected by power cuts for approximately Ps.21.2 million. We have judicially appealed these fines. As of the date of this annual report, the appeals to the Supreme Court on the merits and on the denial of interim relief have not been resolved yet (see “Item 8.  Financial Information – Legal and Administrative Proceedings – Legal Proceedings – Legal actions brought by Edenor”).  As of December 31, 2014, Edenor estimated a potential obligation of Ps. 34.9 million as a result of ENRE Resolution No. 32/2011 and registered an accrual for this amount in its financial statements for the year ended December 31, 2014.

On November 15, 2012, the Company was notified of ENRE’s Resolution No.336/2012, pursuant to which the office in charge of enforcing the ENRE’s regulations was instructed to immediately initiate the corresponding sanction proceeding so as to have the distribution companies EDENOR and EDESUR S.A.(“Edesur”): (a) determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012; (b) determine the discounts to be recognized to each of the affected customers; and (c) credit such discounts towards the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period.

In addition, it was resolved that the Company and Edesur shall compensate each “small demand residential customer” (T1R) who had been affected by the power cuts occurred during the aforementioned period. The amount of the compensation depends on the length of the power cut which must have lasted more than 12 continuous hours. We have recorded a Ps. 16.7 million provision in connection with this compensation.

On January 7, 2014, we were notified of ENRE’s Resolution 1/2014 whereby the ENRE ordered the payment of compensation to each user affected by the extreme weather occurring in December 2013 and January 2014. A credit determined by the duration of the interruption of service is being recognized to each affected user in the Company’s invoices until the credit is cancelled, increasing in a 100% compensation for those users who have been affected by similar interruptions of supply in previous years. The total compensation amounts to Ps. 85.7 million.

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

                Edenor Network

As of December 31, 2014, the system through which we supply electricity was composed of 75 Sub-Stations of high/high voltage, high/high/medium voltage and high/medium voltage, representing 14,959 MVA of transformer capacity and 1,410 kilometers of high-voltage power lines 220 kV, 132 kV and 27.5 k. The distribution system of medium/low voltage was comprised of 16,397 transformers of medium/low voltage, representing 6,897 MVA of transformer capacity, 9,978 kilometers of medium‑voltage power lines 33 and 13.2 kV and 26,030 kilometers of low-voltage power lines 380 V.

The following table provides certain information concerning our transmission and distribution system as of the dates presented:

	As of December 31,
	2014	2013	2012
Kilometers of transmission lines
High voltage	1,410	1,396	1,409
Medium voltage	9,978	9,738	9,573
Low voltage	26,030	25,806	25,479
Total	37,418	36,940	36,461
Transformer capacity (MVA)
High voltage/high voltage	7,828	7,908	7,948
High voltage/medium voltage	7,131	6,991	6,735
Medium voltage/low voltage and medium voltage/medium voltage	6,897	6,505	6,238
Total	21,856	21,404	20,921

Demand is provided from points of interconnection with the Argentine Interconnection System (Sistema Argentina de Interconexión, or SADI) (500 kV-220 kV Rodríguez Substation, 220 kV Ezeiza Substation) and from the local Puerto and Costanera power plants. In turn, the transmission network links these nodes with head sub-stations of 220 kV: Casanova, Colegiales, Malaver, Matheu, Morón, Talar and Zappalorto, and 132 kV Matanza, Ramos Mejía, Agronomía, Puerto Nuevo, Edison and Malvinas.

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

The works were developed in different stages, and we complied with our responsibility with regard to the development of each of them, as well as with the operation and the planned and reactive maintenance of the facilities comprising the expansion works. In 2014, we finished the construction of the 220/132 kV Edenor transformation system with two additional 300 MVA transformers in the Rodriguez Substation, and establish its connection to the 132 kV network through two electrical transmission lines at the header substations Malvinas and Pilar. Furthermore we are currently working towards the installation of a new transformer of 500/220 kV to 800 MVA in the Rodriguez Substation, with financing by the Administration of Transport and Electric Supply Works Trust (FOTAE). We believe that this addition will allow us to meet the increasing energy demands in the medium and long term throughout our concession area.  See “Item 5. Operating and Financial Review and Prospects - Factors Affecting Our Results of Operations - Demand - Capacity Demand”.

Systems

During 2014, we continued to consolidate the Systems Plan and Medium-Term Plan for Telecommunications and Information Technology. The major projects implemented were the following:

•       With respect to the central CC&B (Customer Care & Billing) system implemented during 2012, the activities in 2014 were concentrated mainly in the system´s stabilization and optimization, as well as in the incorporation of new functionalities oriented to controlling and speeding up different processes.

•       Regarding our technical system (Nexus), the focus in 2014 was placed on new features and improvements of its performance such as better association between maneuvers and appropriations, separation in the system of high and medium voltage networks, automatic recovery of claims, quality of service improvements and quality of product modules with online information for ENRE and Ministry of Planning.

•       As for the SAP system, new modules and significant improvements to the administrative management of the Company were implemented in 2014 such as the establishment of a new portal for self-management of suppliers, a new planning and financial consolidation (BPC) module, improvements to optimize the management of tendering and contracting (SRM) and a new purchase approval process.

•       Within the Business Intelligence tool, important management reporting systems have been developed in 2014 including, billing management, delinquency and collection; addressing of non-technical losses; tacking of claims; fleet management and monitoring of work in progress.

•       In 2014 the Special Project department was created, which leads the Technical Project. The purpose of this project is to optimize the operational management of the fixed assets of the Company and the labor force through the implementation of integrated management software. This new technology will give us a better understanding of our fixed assets and a better planning of maintenance actions. For its implementation we have selected two industry leading software packages (i) ClickSoftware, a product of Israeli origin, noted for its mobile technology, and (ii) SAP a tool implemented in Edenor since 1995, which use will be extended for the maintenance and management of our fixed assets.

•       In the month of May 2014, the application “Edenor 2.0” for Iphone, Android and Windows Phone devices was implemented, which consists of a web solution that allows customers to communicate their technical claims, print their last issued invoice, consult commercial data, retrieve consumption/meter data and receive notifications of various kinds.

Telecommunications:

During 2014:

•       A technological renovation of the Corporate Network for Substations and Commercial Offices was made.

•       Wi-Fi was implemented in our facilities providing wireless access to both employees and customers.

•       The modernization of the telecommunication networks with the new IP technology continued, reaching 2000 Phones.

•       The Call Center’s capacity was extended.

•       A new video system of surveillance and access control was installed in ten substations.

•       Telemetry communications were established in the medium voltage network and for large users.

                Customers

The following graph shows the evolution of our customer base through December 31 of each year:

As of December 31, 2014, Edenor served 2,801,121 customers. We define a “customer” as one meter.

Edenor Tariff Categories

Edenor classifies its customers pursuant to the following tariff categories:

•       Residential (T1-R1 to R9): residential customers whose peak capacity demand is less than 10kW.  In 2014, this category accounted for approximately 43% of our electricity sales.

•       Small commercial (T1-G1 to T1-G3): commercial customers whose peak capacity demand is less than 10kW.  In 2014, this category accounted for approximately 8% of our electricity sales.

•       Medium commercial (T2): customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW.  In 2013, this category accounted for approximately 8% of our electricity sales.

•       Industrial (T3): industrial customers whose peak capacity demand is equal to or greater than 50kW.  This category is applied to high-demand customers according to the voltage at which each customer is connected.  The voltage ranges included in this category are the following: (i) Low Voltage (LV): voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV.  In 2014, this category accounted for approximately 17% of our electricity sales.  This category does not include customers who purchase their electricity directly through the wholesale electricity market under the wheeling system.

•       Wheeling System: large users who purchase their electricity directly from generation or broker companies through the wholesale electricity market. These tariffs follow the same structure as those applied under the Industrial category described above. As of December 31, 2014, the total number of such large users was 710, and in 2014 this category represented approximately 20% of our electricity sales.

•       Others: public lighting (T1-PL) and shantytown customers whose peak capacity demand is less than 10kW.  In 2014, this category accounted for approximately 5% of our electricity sales.  See “ - Framework Agreement (Shantytowns)”.

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

Public lighting customers are billed a monthly variable energy charge based on each unit of energy consumed.

The table below shows the number of Edenor customers per category at the dates indicated.

	As of December 31,
	2014	2013	2012
Residential	2,443,670	2,418,725	2,376,981
Small commercial	317,237	314,383	311,508
Medium commercial	32,526	32,276	30,681
Industrial	6,552	6,386	6,144
Wheeling system	710	713	707
Other*	426	410	401
Total	2,801,121	2,772,893	2,726,422

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

Our past due receivables increased from Ps. 177.5 million as of December 31, 2013 to Ps. 229.3 million as of December 31, 2014. This increase in past due receivables was mainly due to a delay in delinquency actions resulting from the implementation of our billing system and distortions in the amounts billed under the stabilization factor in addition to the consequences of the preliminary injunction awarded pursuant to the request of the Ombudsman challenging the October 2008 adjustment of our tariffs and to late payments from our government customers. The preliminary injunction prohibits us from cutting the supply of energy to customers challenging the October 2008 tariff increase until a decision is reached with respect to the Ombudsman’s claim. See “Item 8. Financial Information - Legal and Administrative Proceedings - Legal Proceedings - Preliminary Injunction of the Public Ombudsman”.

The following graph shows Edenor delinquent balances as of December 31, of each year:

We also supply energy to low-income areas pursuant to the framework agreement with the Argentine government and the Province of Buenos Aires, for which certain payments are still owed to us.  See “Framework Agreement (Shantytowns)”.

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

Energy losses require us to purchase additional energy to satisfy apparent demand, thereby increasing costs. Furthermore, illegally tied-in customers typically consume more electricity than the average level of consumption for their category. We are unable to recover from customers the cost of electricity purchased beyond the average loss factor set at 10% pursuant to our concession.  Therefore, the reduction of energy losses reduces the amount of energy we have to purchase to satisfy apparent demand but cannot invoice, and increases the amount of electricity actually sold.

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

At present, our goal is to maintain our energy losses at an optimal level, taking into account the cost of reducing such losses and the level at which we are reimbursed for the cost of these losses under our concession. Our procedures for maintaining an optimal level of losses are focused on improving collections to ensure that customers pay for all the energy that they consume and making investments in our network to control technical losses. To reduce the theft of electricity we have implemented vigilance and special technologies, such as much higher networks that cannot be reached using normal ladders, shields close to the electricity posts, concentric cables, shielded meters and suspension of electricity service, among other remedies. We are experimenting with other programs including teaching low- income customers how to ration their consumption, providing low-income customers with the option of paying in installments and the installation of 4,800 prepaid meters. We also plan to encourage, through subsidies, the installation of special low-energy lamps. A final decision with respect to the implementation of these energy sales measures on a large scale is currently under evaluation by the ENRE. In addition, the Argentine government has implemented a program through PRONUREE (Programa Nacional de Uso Racional y Eficiente de la Energía) to distribute low energy consumption lamps to our customers through agreements with Municipalities. Since 2008, over 3 million of such lamps were distributed to our customers through this program.

The following table illustrates our estimates of the approximate breakdown between technical and non-technical energy losses experienced in our concession area since 2003.

	Year ended December 31,
	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Technical losses	10.8%	10.3%	10.5%	9.8%	9.8%	9.8%	9.8%	9.6%	8.6%	8.3%	8.1%	8.0%
Non technical losses	3.5%	2.7%	2.8%	2.8%	2.7%	2.1%	1.0%	2.0%	2.5%	2.7%	3.4%	4.7%
Total losses	14.3%	13.0%	13.3%	12.6%	12.5%	11.9%	10.8%	11.6%	11.1%	11.0%	11.5%	12.7%

As of December 31, 2014, total energy losses recorded by us were 14.3%, out of which technical losses represented 10.8% and non-technical losses represented 3.5%.

Framework Agreement (Shantytowns)

In accordance with the terms of our concession and given the nature of public service that the law grants to the distribution of electricity, the Company is required to supply electricity to all users within the concession area, including low-income areas and shantytowns located within our concession area. In October 2003, Edenor, Edesur and Edelap entered into a framework agreement with the Argentine Government and the Province of Buenos Aires (the “2003 Framework Agreement”) to regulate the supply of electricity to low-income areas and shantytowns. Under the 2003 Framework Agreement, the Company has the right to receive compensation for the services provided to shantytowns from funds collected from residents of each relevant shantytown, the Municipality in which it is located and, if there is a shortfall, by a special fund supported by the Argentine Government and the government of the Province of Buenos Aires. The Argentine Government and the Province of Buenos Aires contribute an amount equal to 21% and 15.5% of such compensation, respectively, net of taxes, paid by those customers with payment problems and meter irregularities, which are transferred to distributors such as Edenor as compensation. On June 23, 2008, Edenor entered into an amendment to the 2003 Framework Agreement (the “Amended 2003 Framework Agreement”) with the Argentine Government, the Province of Buenos Aires and the other national electric distributors extending the terms of the 2003 Framework Agreement. This Amended 2003 Framework Agreement expired on December 31, 2010.

On July 22, 2011, the Company, together with Edesur and Edelap, entered into an addendum with the Argentine Government and the Government of the Province of Buenos Aires, to extend for an additional term of four years the Amended 2003 Framework Agreement. Such extension was approved on September 21, 2012 by Resolution No. 248/12 issued by the ENRE and ratified by the Ministry of Planning pursuant to Resolution No. 247/12. As of December 31, 2014 the Agreement had expired, and we are currently negotiating with the Argentine Government and the Government of the Province of Buenos Aires for an additional term.

As of December 31, 2014, 2013 and 2012, our receivable balances with the Federal Government and the Government of the Province of Buenos Aires for the supply of electricity to shantytowns amounted to Ps. 75.8 million, Ps. 56.9 million and Ps. 25.4 million, respectively.

                Insurance

As of December 31, 2014, we had insurance for loss and damage to property, including damage due to floods, fires and earthquakes covering up to U.S.$ 1,046.7 million, with the following deductibles:

•         transformers, between U.S.$ 175,000 and U.S.$ 850,000 (depending on their power level);

•         equipment of sub-stations (not including transformers), U.S.$ 75,000.

•         commercial offices, U.S.$ 1,500 for each office;

•         deposits and other properties, U.S.$ 25,000; and

•         acts of terrorism, U.S.$ 50,000, being the maximum insured amount for this purpose, U.S.$ 10,000,000.

We are also insured against theft of cash and securities for a maximum amount of U.S.$ 150,000 and U.S.$ 5,000, respectively.

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

•         Civil Liability insurance;

•         Automobile insurance;

•         Mandatory life insurance for all our officers and employees which is maintained in accordance with Argentine law; and

•         Optional life insurances for all our officers and employees

Although we do not have business interruption insurance, we consider our insurance coverage to be adequate and in accordance with the prevailing standards for the industry.  See “Item 3. Key Information.  Risk Factors - Risks Relating to Our Business - In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations”.

                Environmental Management

In Argentina, the Argentine government, the provincial governments and the government of the City of Buenos Aires are entitled to legislate on natural resources and environmental protection issues. The 1994 Constitution reaffirms this principle, assigning to the Argentine government the establishment of broad environmental guidelines and to the provincial governments and to the government of the City of Buenos Aires the duty to implement the necessary legislation to attain national environmental goals. The environmental policy for the electricity market is formulated by the SE and implemented by the ENRE. Areas regulated by the ENRE include the tolerance level for electromagnetic fields, radio interference, voltage of contact and pass, liquid spills, disposal and handling of solid wastes, noise and vibration admissible levels and use, and the transport and storage of hazardous waste, including polychlorinated biphenyl (PCB), a viscous substance which was historically used to lubricate electrical transformers.  The Argentine Environmental Law required that we eliminate the PCB in our transformers before the end of 2010.

Over the course of 2009, we completed the removal of PCBs from all our transformers with contaminated coolant oils exceeding 50 ppm (parts per million), the limit established by National Law No. 25,670.

As part of our investment plan, we made important improvements to our network and implemented technological innovations which reduced the impact of these improvements on the environment. We are required to apply for licenses from the ENRE for all our business activities, which include certain requirements related to environmental protection. We believe that we are in compliance in all material respects with all applicable environmental standards, rules and regulations established by the ENRE, the SE and other federal, provincial and municipal authorities. We have implemented environmental management programs to evaluate environmental impact and to take corrective actions when necessary. In addition, we have in place an environmental emergency plan designed to reduce potential adverse consequences should an environment contingency occur.  Finally, as part of our environmental actions, we improved and deepened the program of rational uses of energy in our buildings and in our customer equipment.

Regarding the addition of new installations and related construction works, all of the studies corresponding to the Environmental Impact Evaluation required by law are being made. These analyses are presented to local environmental authorities and submitted to consideration of the local communities in Public Audiences held as required by applicable regulations for the issuance of an Environmental Aptitude Certificate.

On October 19, 1999, the Argentine Institute of Normalization (Instituto Argentino de Normalización) certified that we have an Environmental Management System that is in accordance with the requirements of the standards set by the International Standardization Organization (ISO) as specified in its release, ISO 14001, which relates specifically to environmental management systems. This certification is reaffirmed on an annual basis, most recently as of December 2014.

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

Seasonality

Demand for our services fluctuates on a seasonal basis.  For a discussion of this seasonality of demand, see “Item 5. Operating and Financial Review and Prospects - Demand - Seasonality of Demand”.

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

Definition of Control

The term “control” referred to in Section 31 of Law No. 24,065 (which establishes vertical restrictions) is not defined in the Electricity Regulation Framework. Section 33 of the Argentine Corporations Law states that “companies are considered as controlled by others when the holding company, either directly or through another company: (1) holds an interest, under any circumstance, that grants the necessary votes to control the corporate will in board meetings or ordinary shareholders’ meetings; or (2) exercises a dominant influence as a consequence of holding shares, quotas or equity interest or due to special linkage between the companies.” We cannot assure you, however, that the electricity regulators will apply this standard of control in implementing the restrictions described above.

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

2001 Economic Crisis

At the end of 2001 and beginning of 2002, Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in government policies. See “Item 5. Operating and Financial Review and Prospects - Factors Affecting Our Results of Operations - Argentine Economic Conditions”. The crisis and the Argentine government’s policies during this period severely affected the electricity sector.  Pursuant to the Public Emergency Law enacted to address the crisis, the Argentine government, among other measures:

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

In September 2006 the SE issued Resolution No. 1281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution seeks to create incentives for energy generation plants in order to meet increasing energy needs. The resolution’s principal objective is to ensure that energy available in the market is used primarily to service residential users and those industrial and commercial users whose energy demand is at or below 300 kilowatts (kW) and who lack access to other viable energy alternatives. To achieve this, the resolution provides that:

•       large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kW), such as us, will be authorized to secure energy supply up to their “base demand” (equal to their demand in 2005) by entering into term contracts; and

•       large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kilowatts) must satisfy any consumption in excess of their base demand with energy from the Energy Plus (Plus Energy) system at unregulated market prices. The Energy Plus system consists of the supply of additional energy generation from new generation and/or generating agents, co-generators or auto-generators who are not agents of the electricity market or who as of the date of the resolution were not part of the wholesale electricity market. Large users in the wholesale electricity market and large customers of distribution companies can also enter into contracts directly with these new generators or purchase energy at unregulated market prices through CAMMESA.

This resolution helped us to mitigate the risk of energy shortages due to a lack of electricity generation.  See “Business – Overview - Our obligations.”

In 2009, the Argentine government completed construction and began operation of two new 800 MW combined cycle generators constructed as part of its effort to increase energy supply. The costs of construction were financed with net revenues of generators derived from energy sales in the spot market and through specific charges from CAMMESA to large users. These funds had been deposited in the Fund for Investments Required to Increase Electricity Supply in the Wholesale Electricity Market (Fondo de Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista, or FONINVEMEM).  As of the date of this annual report, both combined cycle generators had started operations as closed-cycle generations units.  In addition, the Argentine government required generators to contribute 65% of their profits (in the case of hydroelectric generators) or variable margins (in the case of thermal generators) to the FONINVEMEM, to be repaid in 120 installments or, at each generator’s option, capitalized in the new power projects.  However, because total investment in these two projects was expected to exceed available financing from the FONINVEMEM, in 2005 the Argentine Government created special charges to non-residential consumers per MWh of energy billed and specific charges applicable to large users, in each case to be deposited in the FONINVEMEM. Since March 2010, CAMMESA has started paying the corresponding installments as stated in the FONINVEMEM conditions.

Regulatory Authorities

The principal regulatory authorities responsible for the Argentine electricity industry are:

(1)       the SE; and

(2)       the ENRE.

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

Under the Law No. 24,065, the ENRE is managed by a five-member board of directors appointed by the Executive Branch of the Argentine government. Two of these five members are nominated by the Consejo Federal de la Energía Eléctrica (Federal Council on Electricity, or CFEE). The CFEE is funded with a percentage of revenues collected by CAMMESA for each MWh sold in the market. Sixty percent of the funds received by the CFEE are reserved for the Fondo Subsidiario para Compensaciones Regionales de Tarifas a Usuarios Finales (Regional Tariff Subsidy Fund for End Users), from which the CFEE makes distributions to provinces that have met certain specified tariff provisions. The remaining forty percent is used for investments related to the development of electrical services in the Argentine provinces.

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

Operation of the Wholesale Electricity Market

The operation of the WEM is administered by CAMMESA. CAMMESA was created in July 1992 by the Argentine government, which currently owns 20% of CAMMESA’s capital stock. The remaining 80% is owned by various associations that represent wholesale electricity market participants, including generators, transmitters, distributors and large users.

The following chart shows the relationships among the various actors in the WEM:

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

•       planning energy capacity needs and optimizing energy use pursuant to the rules set out from time to time by the SE, and

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

Generators

According to a recent report issued by CAMMESA, as of December 31, 2014, there were 111 generation companies 24 auto-generation and 3 co-generation companies in Argentina, most of which operate more than one generation plant. As of December 31, 2014, Argentina’s installed power capacity was 32,121 MW. Of this amount, 59% was derived from thermal generation, 35% from hydraulic generation, 6% from nuclear generation and 0.6% from non-conventional sources of energy.  Private generators participate in CAMMESA through the Asociación de Generadores de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Generators, or AGEERA), which is entitled to appoint two acting and two alternate directors of CAMMESA.

Transmitters

Electricity is transmitted from power generation facilities to distributors through high voltage power transmission systems. Transmitters do not engage in purchases or sales of power. Transmission services are governed by the Regulatory Framework Law and related regulations promulgated by the SE.

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

Distributors participate in CAMMESA by appointing two acting and two alternate directors through the Argentine Association of Electric Power Distributors (Asociación de Distribuidores de Energía Eléctrica de la República Argentina, or ADEERA).

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

Seasonal Prices

The emergency regulations also made significant changes to the seasonal prices charged to distributors in the wholesale electricity market, including the implementation of a pricing ladder organized by level of customer consumption (which varies depending on the category of customer) charged by CAMMESA to distributors at a price significantly below the spot price charged by generators. According to the current regulatory framework, the SE is required to adjust the seasonal price charged to distributors in the wholesale electricity market every three months and the ENRE must calculate the tariff scheme as a result of applying the adjustment.  However, between January 2005 and November 2008, the ENRE did not make these adjustments. In November 2008, the ENRE passed Resolution 628/08 establishing a new distribution tariff as from October 1, 2008 and modified seasonal prices charged to federal distributors, including the consumption levels that make up the pricing ladder.

On August 14, 2009, the ENRE adopted Resolution No. 433/2009 approving two tariff charts to be applied by Edenor, for the winter period of 2009. These charts were based on the new subsidized seasonal prices set forth by Resolution No. 652/09 issued by the SE. The new price charts aimed at reducing the impact of increased winter electric energy consumption on the invoicing of residential customers with bi-monthly consumption exceeding 1,000 kWh. The ENRE also instructed Edenor to break down the floating charges of all invoices into the amounts subsidized and not subsidized by the Argentine government.

During the winter season for the period 2009-2013, the seasonal tariff chart was revised twice. For the months of June and July, tariffs were revised so that residential customers with consumption levels above 1,000 kWh received a full subsidy for their energy purchases. For the months of August and September, residential customers with consumption levels above 1,000 kWh received a subsidy equal to a 70% of their energy purchase price.

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

In November 2012, pursuant to Resolution No. 2,016/12 of the SE and in accordance with the Summer Seasonal Program approved for the period November 2012- April 2013, the seasonal price format was modified, concluding in a single purchase price without considering any demand nor time segmentation and taking into account the structure of the demand as of October 2012 as the base. Subsequently, the SE adopted Resolution No. 408/13, which maintained both the single price and the criteria for raising subsidies during the winter season.

During the 2014 winter season, Resolution No. 2,016/12 was applied without any price reduction and residential customers with consumption levels above 1,000 kWh did not received subsidy equivalent to that received in 2013.

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

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. As of December 31, 2014, the stabilization fund balance was approximately Ps. 29,554 million, resulting from the Stabilization fund plus the over expenses of dispatch net of National Treasury contributions.  If  all the funds and accounts of energy and power are considered (including the Additional Energy, Fuel over expenses, Quality Supply, Surplus Demand pursuant to Resolution No. 1,281/07 of the SE, MEM, over expense contracts, etc.), this balance rises to Ps. 50,236 million. The deficit has been financed by the Argentine Government through loans to CAMMESA and with FONINVEMEM funds, but these continue to be insufficient to cover the differences between the spot price and the seasonal price.

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

As from March 2013, pursuant to the SE’s Resolution No. 95/2013 all large users have to buy their backup energy from CAMMESA at any relevant contractual maturity date. The price scheme established by Resolution No. 95/2013 of the SE was amended by Resolution No. 529/2014 of the SE, which provided for the modification of the methodology for calculation of the fixed costs remuneration, the implementation of a new remuneration to cover extraordinary maintenance works for thermal generators and the retroactive adjustment of prices as from February 2014.

Plus Energy

In September 2006, the SE issued Resolution No. 1,281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution seeks to create incentives for energy generation plants in order to meet increasing energy needs. The resolution’s principal objective is to ensure that energy available in the market is used primarily to service residential users and industrial and commercial users whose energy demand is at or below 300 kW and who do not have access to other viable energy alternatives. To achieve this, the resolution provides that:

•    large users in the wholesale electricity market and large customers of distribution companies (in both cases whose energy demand is above 300 kilowatts), will be authorized to secure energy supply up to their “base demand” (equal to their demand in 2005) by entering into term contracts; and

•     large users in the wholesale electricity market and large customers of distribution companies (in both cases whose energy demand is above 300 kilowatts) must satisfy any consumption in excess of their base demand with energy from the Plus Energy system at unregulated market prices. The Plus Energy system consists in the supply of additional energy generation from new generation and/or generating agents, co-generators or autogenerators that are not agents of the electricity market or who as of the date of the resolution were not part of the wholesale electricity market. Large users in the wholesale electricity market and large customers of distribution companies can also enter into contracts directly with these new generators or purchase energy at unregulated market prices through CAMMESA.

Only the new generation facilities (which include generators that were not connected to the SADI as of September 5, 2006) and new generation capacity expansions in respect of existing capacity as of such date are entitled to sell electricity under the Plus Energy system.

The resolution also established the price large users are required to pay for excess demand, if not previously contracted under Plus Energy, which is equal to the generation cost of the last generation unit transmitted to supply the incremental demand for electricity at any given time. The SE established certain temporary price caps, to be paid by large users for any excess demand until December 2008 (Ps. 225/MWh for GUDIs and Ps. 185/Mwh for GUMEs and GUMAs).

These prices have been updated as follows:

•    After August 2011, the median incremental charge for excess demand was set at 320 $/MWh GUMAs and GUMEs and 455 $/MWh for GUDIs;

•    after December 2011, median incremental charge for excess demand for those who are not subsidized was set at 360 $/MWh; and

•     pursuant to the SE’s Resolution No. 95/13, as opposed to the backup contracts where a unique energy supplier is authorized by CAMMESA, the Plus Energy contracts still function are available to the large users and generators previously authorized by the  Argentine National Planning, Public Investment and Services Ministry. The customers under the GUDI  category, whose Energy Plus contracts mature, have the option of rehiring Energy Plus, reclassifying themselves under the GUME category; or continue buying  the total amount of their energy to the distributors, paying in case needed. Base Surplus Demand pursuant to Resolution SE No. 1,281/07.

ORGANIZATIONAL STRUCTURE

We are a subsidiary of Pampa Energía, the largest fully integrated electricity company in Argentina.  In addition to its indirect stake in us, Pampa Energía as of the date of filing of this annual report owns several investments in the Argentine electricity sector, including a 50% interest in the controlling shareholder of the principal electricity transmission company in Argentina, Transener, and controlling stakes in six generation plants located in the Provinces of Buenos Aires, Salta, Mendoza and Neuquén (., Hidroeléctrica Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes,  Emdersa Generación Salta, Central Térmica Loma de la Lata and Central Piedra Buena).

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

The net book value of our property, plant and equipment as recorded on our 2014 financial statements was Ps. 6,652.5 million, Ps. 5,189.3 million and Ps. 4,344.6 million as of December 31, 2014, 2013 and 2012, respectively, out of which Ps. 34.3 million in 2012 correspond to Eden. For a description of our capital expenditures plan see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Edenor’s Capital Expenditure”.

The total value of property, plant and equipment transferred by SEGBA on September 1, 1992 was allocated to individual assets accounts on the basis of engineering studies conducted by the Company. The value of property, plant and equipment was determined based on the price effectively paid by EASA for the acquisition of 51% of the Company’s capital stock. SEGBA neither prepared separate financial statements nor maintained financial information or records with respect to its distribution operations or the operations in which the assets transferred to EDENOR were used. Accordingly, it was not possible to determine the historical cost of transferred assets. Additions subsequent to such date have been valued at acquisition cost, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of the above-mentioned engineering studies. Furthermore, in order to improve the disclosure of the account, the Company has made certain changes in the classification of property, plant and equipment based on each technical process. In accordance with the provisions of IAS 23, borrowing costs in relation to any given asset are to be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period; the necessary activities to put the asset in condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or startup of other assets, depending on the purpose pursued with its production, construction, assembly or completion. Subsequent costs (major maintenance and reconstruction costs) are either included in the value of the assets or recognized as a separate asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the assets may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred. See “Item 5. Operating and Financial Review and Prospects - Factors Affecting Our Results of Operations – Tariffs - Distribution Margin or Value‑Added for Distribution (VAD) - Integral Tariff Revision, or (RTI)”.

 Item 4A.     Unresolved Staff Comments

None.

Item 5.         Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited financial statements as of  and for the years ended December 31, 2014, and 2013, included in Item 18 of this annual report and the “Selected Financial Data”, included in Item 3 herein. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. See “Item 3. Key Information - Selected Financial Data.”

We have prepared our annual financial statements for the fiscal year ended December 31, 2014 included herein, in accordance with the accounting principles applicable to a going concern. In our opinion the issuance of Resolution No. 32/15 in March 2015 by the SE provided a greater degree of certainty with respect to our financial conditions and prospects for 2015 compared to the situation existing prior to its issuance, and we understand it constitutes a reasonable basis for the commencement of the RTI. Our independent auditors, PwC, issued a report dated May 12, 2015 on our 2014 financial statements, in which, without qualifying its opinion, they drew attention to the situation explained in Note 1 to the financial statements in relation to our economic and financial situation and prospects. Resolution No. 32/15 granted us a temporary increase in income through additional funding from CAMMESA, applicable retroactively as from February 1, 2015, to pay for costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI. Although Resolution No. 32/15, Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE have provided additional sources of income, most of these adjustments have not been incorporated into our tariff structure and if inflation levels during the coming years continue the trend of inflation during 2014, the temporary increase provided by Resolution No. 32/15 may prove insufficient to support the real variation in costs.

As discussed in Note 1 to the 2014 financial statements, based on the estimated cost increases and financial projections made by us, in light of Resolution No. 32/15 of the SE, our Board of directors understands that financial resources are expected to be available, at least during fiscal year 2015, to cover not only our operating costs and debt interest payments during 2015, but also part of our investment plans, assuming that the payment plan to be agreed upon with CAMMESA under Resolution No. 32/15 for the cancellation of the outstanding debt with the WEM takes into consideration our expected capacity to generate surplus cash flows to service such outstanding debt with the WEM. Compliance with our investment plans will depend on whether the Argentine government continues funding our investment plans (see “Item 5.  Operating and Financial Review and Prospects – Liquidity and Capital Resources – Sources and Uses of Funds”). Although these temporary measures decreased the degree of uncertainty surrounding our financial capacity for the 2015 fiscal year, our Board of directors believes that the sustainable recovery of the economic and financial equation of the public service we render will fundamentally depend on the application of a RTI that takes into consideration the permanent development of operating costs, allows for the payment of the required investments to meet the increasing demand with the quality levels stipulated in the Concession Agreement, makes it possible to have access to financing sources and cover the corresponding costs and  allows, at the same time, for the generation of a reasonable return on investment.

The losses recorded by us as of December 31, 2014 exceed 100% of our reserves and more than 50% of our capital stock. As a result, as of December 31, 2014 we were subject to compliance with the provisions of Section 206 of the Argentine Corporations Law which provides for a mandatory capital stock reduction in such cases. However, in our shareholders’ meeting held on April 28, 2015 it was decided not to proceed with the mandatory stock reduction considering the better results in the first quarter of 2015 and our board of directors was instructed to assess whether in succeeding quarters the Company qualifies for mandatory capital stock reduction and convene, in such case, an extraordinary shareholders’ meeting to reconsider this issue.

Operating Results

We distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometers, with an aggregate population of approximately seven million people.  Pursuant to our concession, we have the exclusive right to distribute electricity to all users within our concession area, including to wholesale electricity market participants.  At December 31, 2014, we had 2,801,121 customers.

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

Factors Affecting Our Results of Operations

Our net sales consist mainly of net energy sales to users in our concession area. Our net energy sales reflect the tariffs we charge our customers (which include our energy purchase costs). In addition, our net sales include connection and reconnection charges and leases of poles and other network equipment.

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

As of the date of this annual report, we had requested fourteen additional increases under the CMM since May 2008, all of which have been recognized by ENRE pursuant to Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE with retroactive effect as of May 2008 until December 2014. However, these increases have not yet been incorporated into our tariff structure. Under the terms of the Adjustment Agreement, these fourteen increases should have been incorporated into our tariff structure in May and November of each year from 2008 onwards.

Despite the recognition of the CMM retroactive adjustments pursuant to Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14of the SE, the steady increase in operating costs necessary to maintain an adequate service level coupled with the delay in obtaining genuine tariff increases will continue to deteriorate the Company’s operating results, evidencing that CMM recognitions are insufficient to restore the economic and financial equation of our concession.

In March 2015, the SE issued Resolution No. 32/15 granting us a temporary increase in income through additional funding from CAMMESA, applicable retroactively as from February 1, 2015, to pay for costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI. Although Resolution No. 32/15, Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE have provided additional sources of income, most of these adjustments have not been incorporated into our tariff structure and if inflation levels during the coming years continue the trend of inflation during 2014, the temporary increase provided by Resolution No. 32/15 may prove insufficient to support the real variation in costs. If we are not able to recover the real incremental costs contemplated by the increase requests pursuant to the CMM and all such future cost increases or there is a significant lag time between when we incur the incremental costs and when we receive increased income, and/or if we are not successful in achieving a satisfactory re-negotiation of our tariff structure, we may be unable to comply with our financial and commercial obligations, we may suffer liquidity shortfalls and we may need to restructure our debt to ease our financial condition, any of which, individually or in the aggregate, would have a material adverse effect on our business and results of operations and may cause the value of our ADSs to decline. We have prepared our annual financial statements for the fiscal year ended December 31, 2014 included herein, in accordance with the accounting principles applicable to a going concern. In our opinion, the issuance of Resolution No. 32/15 in March 2015 by the SE provided a greater degree of certainty with respect to our financial conditions and prospects for 2015 compared to the situation existing prior to its issuance, and we understand it constitutes a reasonable basis for the commencement of the RTI.  See “Item 5. Operating and Financial Review and Prospects - Factors Affecting our Results of Operations - Tariffs” and “Item 3. Key Information - Risk factors - Risks Relating to Our Business - Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations.”

The following table sets forth the composition of our net sales for the periods indicated:

	Year ended December 31
	2014	2013	2012
	(Figures in millions)
Sales of Electricity (1)	3,536.1	3,393.8	2,936.7
Right of use on poles	57.5	41.5	34.8
Connection Charges	3.9	4.2	3.3
Reconnection Charges	0.9	1.2	1.4
Net sales	3,598.4	3,440.7	2,976.2

_______________________________

(1)     Includes revenue from the application of Resolution 347/12 for Ps. 508.1 million, Ps. 525.9 million and Ps. 54.4 million for the years ended December 31, 2014, 2013 and 2012, respectively.

The following tables show Edenor´s energy sales by category of customer (in GWh) for the periods indicated:

	Year ended December 31,
	2014		2013		2012		2011		2010
Residential	9,114	43%	9,114	42%	8,662	42%	8,139	41%	7,796	40%
Small Commercial	1,714	8%	1,780	8%	1,688	8%	1,601	8%	1,543	8%
Medium Commercial	1,712	8%	1,828	8%	1,717	8%	1,700	9%	1,634	8%
Industrial	3,431	16%	3,458	16%	3,335	16%	3,442	17%	3,378	18%
Wheeling System(1)	4,213	20%	4,374	20%	4,261	21%	4,156	21%	3,891	20%
Public Lighting	678	3%	683	3%	668	3%	656	3%	654	3%
Shantytowns	430	2%	417	2%	409	2%	384	2%	377	2%
Others (2)	20	0%	20	0%	20	0%	20	0%	20	0%
Total	21,312	100%	21,674	100%	20,760	100%	20,098	100%	19,292	100%

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

In December 2001 Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in government policies. The crisis and the Argentine government’s policies during this period severely affected the electricity sector, as described below. Although over the following years the Argentine economy has recovered significantly from the crisis, and the business and political environment has been largely stabilized, the Argentine government had begun to address the difficulties experienced by the Argentine electricity sector as a result of the crisis and its aftermath.

The following table sets forth key economic indicators in Argentina during the years indicated:

	Year ended December 31,
	2014	2013	2012	2011	2010
Real GDP (% change)	0.5	2.9	0.8	8.4	9.5
Nominal GDP (in millions of Pesos)	4,388,834	3,406,265	2,765,575	2,312,009	1,810,830
Real Consumption (% change)	(0.1)	4.3	4.5	10.1	8.0
Real Investment (% change)	(5.6)	3.1	(7.0)	19.4	22.0
Industrial Production (% change)	(2.5)	(0.2)	(1.2)	6.6	9.8
Consumer Price Index	21.4	10.6	10.0	9.8	10.5
Nominal Exchange Rate (in Ps. /U.S.$ at year end)	8.6	6.5	4.9	4.3	4.0
Exports (in millions of U.S.$)	71,935	81,660	80,927	83,950	68,134
Imports (in millions of U.S.$)	65,249	73,656	68,508	73,937	56,502
Trade Balance (in millions of U.S.$)	6,686	8,005	12,419	10,013	11,632
Current Account (% of GDP)	(0.9)	(0.8)	(0.2)	(0.7)	(0.3)
Reserves (in millions of U.S.$)	31,443.0	30,599.0	43,290.0	46,376.0	52,145.0
Tax Collection (in millions of Pesos)	1,169.7	858.8	679,799.0	540,134.0	409,901.0
Primary Surplus (in millions of Pesos)	(38,561.9)	(22,479.0)	(4,374.0)	4,921.0	25,115.0
Public Debt (% of GDP at December 31) *	41.6	34.6	34.5	34.2	38.1
Public Debt Service (% of GDP)	2.5	2.6	1.9	2.6	2.8
External Debt (% of GDP at December 31)	15.8	11.7	11.8	12.9	15.7

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

In 2009, after six years of robust and continuous growth, the Argentine economy, according to official indicators, grew by only 0.1%, and according to private indicators, contracted by 3.5%. The Central Bank, reacting to local uncertainty and a bleak global economic environment, adopted policies aimed at avoiding a financial collapse.  Specifically, the Central Bank sought to stabilize the exchange market. Although interest rates increased periodically during the course of the year, the exchange market remained relatively stable throughout.

According to official indicators, in 2011, real GDP in Argentina grew by approximately 8.4%, furthering the growth trend showed in 2010. The four most important factors behind the economic recovery are the following:

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

In 2012, according to the official information created and disseminated by the INDEC, the economy expanded 0.8%.  Although the real GDP continued growing during that year, there was a marked deceleration with respect to the growth rate registered in 2011.

According to the INDEC, Argentina´s real GDP grew around 2.9% in 2013, compared to 0.8% in 2012.

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

According to official indicators (data published by INDEC), in 2014, the economic activity grew by approximately 0.2%, compared to 2.9% in 2013.

Private consumption contracted by 0.8% in 2014. The weakening of the internal demand was the main factor in the contraction of the economy and can be explained in part by an increase in internal prices due to the financing of the fiscal imbalance by Central Bank to Treasury. In 2014 the public accounts contracted 1.2% of GDP compared to a contraction of 0.6% in 2013. The weaker performance of the private sector was mainly due to an increase in prices, a loss of the Peso’s purchasing power, a nominal slowdown in credit extended to the private sector and a greater propensity in customers for saving in times of uncertainty.

On January 2014, the peso lost approximately 19% of its value with respect to the US Dollar. During the following months of 2014, the US Dollar remained relatively stable.

Outlook for 2015

In 2015, real GDP is expected to contract around 1.5%/2.0% and the inflation rate, to remain slightly below than that of 2014. As for the situation with the official exchange market, the Peso depreciation is likely to speed up (the dollar price at the end of 2015 could reach Ps.10.7).

We believe that the priority of the current Argentine government will be to continue to avoid a sharp drop in Central Bank international reserves.

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

•       our regulated distribution margin, which is known as the value‑added for distribution, or VAD, and the fixed and variable charges of the Resolution 347/12; and

•       any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires, which may differ in each jurisdiction.

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

According to the current regulatory framework, the ENRE is required to adjust the seasonal price charged to distributors in the wholesale electricity market every six months. However, between January 2005 and November 2008, the ENRE did not make these adjustments. In November 2008, the ENRE issued Resolution No. 628/08, which established the new tariffs applied by Edenor as of October 1, 2008 (see “Distribution Margin or Value-Added for Distribution (VAD) - Adjustment Agreement”) and modified seasonal prices charged to distributors, including the consumption levels that make up the pricing ladder. The new pricing ladder sets prices according to the following levels of consumption:  bimonthly consumption up to 1,000 kWh; bimonthly consumption greater than 1,000 kWh and less than or equal to 1,400 kWh; bimonthly consumption greater than 1,400 kWh and less than or equal to 2,800 kWh; and bimonthly consumption greater than 2,800 kWh. In 2012, pursuant to Resolution No. 90688/2009, approximately 290,000 customers were exempted from paying the prices set forth by Resolution No. 628/2008 of the ENRE. In addition, the ENRE authorized us to pass through some regulatory charges associated with the electric power purchases to our customers, excluding residential customers with bi-monthly consumption levels below 1,000 kWh. In 2014, we collected Ps. 482.9 million through PUREE funds.

On November 7, 2011, through Resolution No. 1301/2011 of the SE, a new unsubsidized tariff scheme applicable to non-residential customers grouped together by certain economic activities came into effect. According to this new tariff scheme, depending on the final seasonal schedule for the period November 2011 and April 2012 for the Wholesale Electricity Market, the affected customers will pay an average price of $ 320/MWh as from December 2011.

                On November 24, 2011, through joint Resolution No. 218 of the Undersecretary for Coordination and Management Control, Ministry of Planning and Resolution No. 799 of the Budget Undersecretary of Ministry of Finance of the Ministry of Economy and Public Finance, the removal of subsidies as from the January 1, 2012 applied to certain residential areas within the City of Buenos Aires, including the neighborhoods of Puerto Madero, Barrio Parque, Recoleta, portions of Palermo and certain closed community neighborhoods in the northern part of the Greater Buenos Aires Metropolitan Area.

                On December 2, 2011, through joint Resolution No. 229 of the Undersecretary for Coordination and Management Control, Ministry of Planning and Resolution No. 810 of the Budget Undersecretary of Ministry of Finance of the Ministry of Economy and Public Finance, the removal of subsidies as from January 1, 2012 applied to certain high-end residential type buildings in the City of Buenos Aires and to certain public agencies pertaining to the government of the City of Buenos Aires, as well as to the concessionaire of the highway network in the City of Buenos Aires.

                On December 5, 2011, the SE issued Resolution No. 1537/2011, which implemented the Volunteer Waiver Form Subsidy.

On May 8, 2012, the SE issued Resolution No. 2,883/2012, whereby it instructed the Company to apply a methodology to stabilize the bills, in order to minimize the effects of the seasonal consumption of all the residential customers. The application of this methodology is optional for these costumers.

Average consumption is determined based on the consumption recorded for the last six two-month consumption periods. The stabilization factor results from the difference between the aforementioned average consumption and the current two-month consumption period. This value is added to or subtracted from the two-month consumption period charges, and the result obtained is the amount to be paid before the applicable taxes. Adjustments to be made in accordance with the differences between average consumption and recorded consumption will be reflected in consumer bills for the last two-month consumption period of each calendar year. The differences that arose as a consequence of comparing the annual average consumption to the current two-month consumption period have been recorded at the end of each period in the trade receivables in the Statement of Financial Position account, crediting or debiting the account as applicable, depending on whether the annual average consumption is higher or lower than the current two-month consumption period.

We purchased a total of 20,694 GWh in 2014, 20,552 GWh in 2013 and 19,653 GWh in 2012 (excluding wheeling system demand). Until 2004, we purchased a portion of our energy needs under long-term supply contracts. Following the adoption of certain amendments to the pricing rules applicable to the wholesale electricity market pursuant to the Public Emergency Law, however, we have purchased all of our energy supply in the wholesale electricity market at the spot price ever since. We have not purchased any energy under long-term supply contracts since 2004 and we do not anticipate making any material purchases of energy in the term market in the near future.

In 2014, approximately 258,000 customers were exempt from the payment of the tariff scheme pursuant to ENRE’s Resolution No. 628/2008 and paid the immediate previous tariff scheme, pursuant to the ENRE Resolution No 324/2008.

During 2014, the customers who are not subsidized continued paying a monomial price of Ps. 320 /MWh, as set by Resolution No 324/2008 of the SE.

During the winter season for the period 2009-2013, seasonal rates were revised twice. For the months of June and July, tariffs were revised so that residential customers with consumption levels above 1,000 kWh received a full subsidy for their energy purchases. For the months of August and September, residential customers with consumption levels above 1,000 kWh received subsidies equal to a 70% of their energy purchase price.

In November 2012, pursuant to Resolution No. 2,016/12 of the SE and in accordance with the Summer Seasonal Program approved for the period November 2012-April 2013, the seasonal price format was modified, concluding in a single purchase price without considering any demand nor time segmentation and taking into account the structure of the demand as of October 2012 as the base. Subsequently, the SE adopted Resolution No. 408/13, which maintains both single price and the criteria for raising subsidies during the winter season.

During the 2014 winter season Resolution No. 2,016/12 was applied without any price reduction and residential customers with consumption levels above 1,000 kWh did not received subsidy equivalent to that received in 2013.

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

At the time of our privatization, our total energy losses represented approximately 30% of our energy purchases, of which more than two thirds were non-technical losses attributable to fraud and illegal use of our service. Beginning in 1992, we implemented a loss reduction plan (plan de disciplina del mercado, or market discipline plan) that allowed us to gradually reduce our total energy losses to 10.0% by 2000, with non-technical losses of 2.7%. However, beginning in mid-2001 and up until 2004, we experienced an increase in our non-technical losses, as the economic crisis eroded the ability of our customers to pay their bills, and in our technical losses in proportion with the increased volume of energy we supplied during those periods. Our total losses amounted to 14.3% in 2014, 13% in 2013 and 13.3% in 2012.

                      The following table sets forth the approximate breakdown between technical and non-technical energy losses experienced in Edenor concession area over the periods indicated:

	Year ended December 31,
	2014	2013	2012
Technical losses	10.8%	10.3%	10.5%
Non‑technical losses	3.5%	2.7%	2.8%
Total losses	14.3%	13.0%	13.3%

Our capital expenditure program includes investments to improve and update our network, which we believe will allow us to maintain our technical losses at current levels despite further increases in demand. See “Item 4. Information on the Company - Business Overview - Energy losses”.

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

Adjustment Agreement. On September 21, 2005, we entered into the Acta Acuerdo sobre la Adecuación del Contrato de Concesión del Servicio Público de Distribución y Comercialización de Energía Eléctrica (Adjustment Agreement), an agreement with the Argentine government relating to the adjustment and renegotiation of the terms of our concession. Because a new Minister of Economy took office thereafter, we formally re-executed the Adjustment Agreement with the Argentine government on February 13, 2006 under the same terms and conditions originally agreed.  The ratification of the Adjustment Agreement by the Argentine government was completed in January 2007.  Pursuant to the Adjustment Agreement, the Argentine government granted us an increase of 28% in our distribution margin, which includes a 5% increase to fund specified capital expenditures we are required to make under the Adjustment Agreement.  See “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Capital expenditures.” This increase was subject to a cap in the increase of our average tariff of 15%.  Although this increase was applied to the distribution margin as a whole, the amount of the increase was allocated to our non-residential customers (including large users that purchase electricity in the wheeling system) only, which, as a result, experienced an increase in VAD greater than 28%, while our residential customers did not experience any increase in VAD. The increase is effective retroactively from November 1, 2005 and will remain in effect until the approval of a new tariff scheme under the RTI.

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

On January 30, 2007, the ENRE formally approved our new tariff schedule reflecting the 28% increase in the distribution margins charged to our non-residential customers contemplated by the Adjustment Agreement.  In addition, because the Adjustment Agreement is effective retroactively from November 1, 2005, the ENRE applied the CMM retroactively in each of May and November 2006, the dates in each year on which the ENRE is required to apply the CMM. In the May 2006 CMM, the ENRE determined that our distribution cost base had increased by 8.032% (compared to the distribution cost base originally recognized in the Adjustment Agreement), and, accordingly, approved an equivalent increase in our distribution margins effective May 1, 2006. This increase, when compounded with the 28% increase granted under the Adjustment Agreement, resulted in an overall 38.3% increase in our distribution margins charged to our non-residential customers. In the November 2006 CMM, the ENRE determined that our distribution cost base had increased by 4.6% (compared to our distribution cost base as adjusted by the May 2006 CMM), and accordingly, did not approve any further increase in our distribution margins at such time.

The ENRE also authorized us to charge our non-residential customers the retroactive portion of these tariff increases for the period from November 2005 through January 2007, which amounted in the aggregate to Ps. 218.6 million and, at December 31, 2011, had been fully invoiced.  In October 2007, the SE issued Resolution No 1037/2007, which granted us an increase of 9.63% in our distribution margins to reflect an increase in our distribution cost base for the period from May 1, 2006 to April 30, 2007, compared to the recognized distribution cost base as adjusted by the May 2006 CMM. However, this increase was not incorporated into our tariff structure, and, instead, we were allowed to retain the funds that we are required to collect and transfer to the PUREE to cover this CMM increase and future CMM increases.  In November 2007, we began accounting for the retroactive portion of the May 2007 CMM increase for the period from May 1, 2007 to October 31, 2007, which amounted to Ps. 49.6 million.

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

As of the date of this annual report, we had requested fourteen additional increases under the CMM since May 2008, all of which have been recognized by ENRE pursuant to Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No.486/14 and No.1,136/14 of the SE with retroactive effect as of May 2008 until December 2014. However, these increases have not yet been incorporated into our tariff structure. Under the terms of the Adjustment Agreement, these fourteen increases should have been incorporated into our tariff structure in May and November of each year from 2008 onwards.

As of December 31, 2014, we submitted to the ENRE the fourteen requests for CMM adjustments described in the table below:

Period	Application Date	CMM Adjustment Requested	Status
November 2007 - April 2008	May-08	5.79%	Granted but not incorporated into tariffs
May 2008 - October 2008	Nov-08	5.68%	Granted but not incorporated into tariffs
November 2008 - April 2009	May-09	5.00%	Granted but not incorporated into tariffs
May 2009 - October 2009	Nov-09	5.03%	Granted but not incorporated into tariffs
November 2009 - April 2010	May-10	6.83%	Granted but not incorporated into tariffs
May 2010 - October 2010	Nov-10	7.48%	Granted but not incorporated into tariffs
November 2010 -April 2011	May-11	6.12%	Granted but not incorporated into tariffs
May 2011 - October 2011	Nov-11	7.69%	Granted but not incorporated into tariffs
November 2011 -April 2012	May-12	8.54%	Granted but not incorporated into tariffs
May 2012 - October 2012	Nov-12	6.98%	Granted but not incorporated into tariffs
November 2012 - April 2013	May-13	6.88%	Granted but not incorporated into tariffs
May 2013 -October 2013	Nov-13	8.37%	Granted but not incorporated into tariffs
November 2013 - April 2014	May-14	14.40%	Granted but not incorporated into tariffs
May 2014 - October 2014	Nov-14	11.19%	Granted but not incorporated into tariffs
Cummulative		176.80%

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

Pursuant to the SE’s Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE, the company was authorized to compensate its debt registered under the PUREE against CMM recognitions for the period from May 2008 through December 2014.

In addition, CAMMESA was instructed to issue sale settlements with maturity dates to be determined for the surplus generated after compensation between the credits of the CMM and the PUREE debts, to partially compensate the debt with the WEM. We are also entitled to deposit the remaining sale settlements with maturity dates to be determined in the trust created pursuant to ENRE’s Resolution No. 347/2012. As of the date of this annual report, the sale settlements with maturity dates to be determined had not been issued yet.

As of December 31, 2014, 2013 and 2012 the amounts collected by Edenor through the PUREE (net of the effects of Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE), amounted to Ps. 17.5 million, Ps. 108.6 million and Ps. 1,277.8 million, respectively, and have been disclosed under other current and non-current liabilities.

As from February 1, 2015, pursuant to Resolution 32/15 of the SE, PUREE funds will be considered as part of Edenor’s income on account of the future RTI. We will compensate up to January 31, 2015, the debts for PUREE, with claims arising from the calculation of CMM until that date, including the application of interest that could correspond to both concepts.

Despite the fact that the effects of these regulations are a significant step towards the recovery of our situation, such regulations do not provide a definitive solution to our economic and financial equation. See “Item 3. Key Information - Risk factors - Risks Relating to Our Business - Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations.” and “Item 3. Key Information - Risk factors - Risks Relating to the Electricity Distribution Sector - The Argentine government has intervened in the electricity sector in the past, and is likely to continue intervening”.

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

	VAD					Average Taxes					Electric Power Purchases
Tariff(1)	November	January	February	October 2008	Res.1301	November	January	February	October 2008	Res.1301	November	January	February	October 2008	Res.1301
	2001	2005	2007		2011(2)	2001	2005	2007		2011(2)	2001	2005	2007		2011(2)
Residential
TIRI (0-300)	49.40%	44.50%	44.50%	44.69%	11.26%	28.70%	28.70%	28.70%	28.70%	28.70%	21.90%	26.80%	26.80%	26.61%	60.00%
TIRI2 (301-650)	36.20%	33.00%	33.00%	30.81%	4.80%	29.20%	29.20%	29.20%	29.23%	29.23%	34.60%	37.80%	37.80%	39.95%	65.91%
TIR# (651-800)				32.08%	4.55%				29.23%	29.23%				38.68%	66.15%
TIR4 (801-900)				31.63%	4.32%				29.23%	29.23%				39.13%	66.39%
TIR5 (90-1000)				32.75%	4.35%				29.23%	29.23%				38.02%	66.37%
TIR6 (1001-1200)				26.29%	4.19%				29.23%	29.23%				44.48%	66.51%
TIR 7 (1201-1400)				27.18%	3.98%				29.23%	29.23%				43.59%	66.73%
TIR8 (1401-2800)				25.94%	4.81%				29.23%	29.23%				44.83%	65.89%
TIR9 (> 2800)				22.50%	3.84%				29.23%	29.23%				48.26%	66.88%

Commercial - small demands
TIG1	55.10%	40.00%	47.80%	48.76%	21.91%	25.70%	25.70%	25.70%	25.68%	25.68%	19.20%	34.30%	26.50%	25.55%	52.34%
TIG2	53.60%	31.10%	43.60%	42.39%	15.97%	25.60%	25.60%	25.60%	25.64%	25.64%	20.70%	43.20%	30.70%	31.97%	58.29%
TIG3				37.40%	9.13%				25.63%	25.63%				37.57%	65.12%

Commercial - medium demand
T2	43.30%	27.90%	35.50%	38.03%	16.03%	25.60%	25.60%	25.60%	25.63%	25.63%	31.00%	46.40%	38.90%	36.34%	58.15%

Industrial
T3 low voltage below 300kw	44.20%	26.50%	34.30%	37.86%	15.37%	25.70%	25.70%	25.70%	25.66%	25.66%	30.10%	47.80%	40.10%	36.48%
T3 low voltage over 300kw	42.60%	24.50%	32.10%	27.09%	11.99%	25.60%	25.60%	25.60%	25.62%	25.62%	31.80%	49.90%	42.30%	47.29%
T3 medium voltage below 300kw	29.30%	14.10%	19.70%	25.25%	8.46%	25.70%	25.70%	25.70%	25.68%	25.68%	45.00%	60.30%	54.60%	49.06%
T3 medium volgate over 300kw	27.30%	12.30%	17.50%	17.71%	7.09%	25.70%	25.70%	25.70%	25.69%	25.69%	47.00%	62.00%	56.80%	56.60%

Average Tariff	41.20%	28.50%	33.90%	33.16%	9.57%	27.20%	27.20%	27.20%	27.24%	27.24%	31.50%	44.20%	38.90%	39.60%	63.10%

_______________________

(1)       T1R1 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is less than or equal to 300 kWh.  T1R2 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 300 kWh but less than 650 kWh. TIR3 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 650 kWh but less than 800 kWh.  TIR4 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 800 kWh but less than 900 kWh. TIR5 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 900kWh but less than 1,000 kWh TIR6 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,000 kWh  but less than 1,200 kWh. TIR7 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,200 kWh but less than 1,400 kWh. TIR8 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,400 kWh but less than 2,800 kWh.  TIR9 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 2,800kWh.  T1G1 refers to commercial customers whose peak capacity demand is less than 10kW and whose bimonthly energy demand is less than or equal to 1600 kWh.  T1G2 refers to commercial customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1600 kWh but less than 4,000 kWh. T1G3 refers to commercial customers whose peak capacity demand is greater than 4,000 kWh.  T2 refers to commercial customers whose peak capacity demand is greater than 10 kW but less than 50 KW.  T3 refers to customers whose peak capacity demand is equal to or greater than 50 kW.  The T3 category is applied to high-demand customers according to the voltage (tension) at which each customer is connected.  Low tension is defined as voltage less than or equal to 1 kV and medium tension is defined as voltage greater than 1kV but less than 66 kV.

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

Integral Tariff Revision (RTI).

An integral tariff proposal include, among other factors, a recalculation of the compensation we receive for our distribution services, including taxes that are not currently passed onto our customers (such as taxes on financial transactions), a revised analysis of our distribution costs, modifications to our quality of service standards and penalty scheme and, finally, a revision of our asset base and rate of return. For this purpose, we will submit to the ENRE a post-tax return on our asset base, which we calculate as operating income plus depreciation of property, plant and equipment, less the tax charge resulting from the application to this amount of the legal tax rate (currently, at 35%), divided by the value of our gross asset base. We believe that this method of calculating our return on assets is consistent with the requirements of the Adjustment Agreement, although we cannot guarantee that the ENRE will not decide to use other factors or methods to calculate our return on assets.

On April 30, 2007, the SE issued Resolution No. 434/2007, which established that the new tariff structure resulting from the RTI would take effect on February 1, 2008 and would be implemented in two installments, in February and August 2008.

In July 2008, the SE issued Resolution 865/2008, which reviews the RTI schedule contemplated by the Adjustment Agreement. The SE revised the original RTI schedule and stated that the new tariff structure of the RTI would take effect in February 2009 and that if in February 2009 the tariff resulting from the RTI were greater than the tariff in place at that moment, the tariff increase would be applied in three stages: the first adjustment would take place in February 2009, the second in August 2009 and the last one in February 2010.

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

On December 28, 2012, we filed a judicial remedy action (“acción de amparo”) against ENRE seeking to protect our constitutional rights relating to the provision of a secure and continuing public service of distribution of energy.  To file the “acción de amparo” the Company considered that the ENRE’s omission to implement the necessary measures to guarantee the provision of the public service of distribution of energy, such as the failure to recognize CMM adjustments that the Company had requested and the delay in implementing a new tariff structure under the RTI, had led to an unstable situation which threatened the regular provision of the public service.  Accordingly, we sought to obtain the necessary additional funds to provide the public service of distribution of energy as contemplated in our concession agreement.  On February 19, 2013, the National Court of First Instance in Federal Administrative Claims Tribunal No. 12 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No. 12) served summons on ENRE and at the same time denied the preliminary injunction requested by us.  This resolution was timely appealed by us.  We understand that with the publication of Resolution No. 250/13 and Note No. 6,852/13 of the SE in May 2013, the SE has put an end to the related administrative proceeding.

Additionally, in June 2013, the Company filed a complaint against the Argentine government requesting full enforcement of the Adjustment Agreement and compensation for damages suffered as a result of non-compliance with the commitments established therein. The damages claimed in the complaint were extended in November 2013 and July 2014. In February 2014, we filed a request for a preliminary injunction with the relevant court, requesting that the Argentine government be ordered to provide us with economic assistance during the course of the litigation. This request was denied in both first and second instance in June 2014 and December 2014, respectively. The merits of this case have not been resolved yet.

In March 2015, the SE issued Resolution No. 32/15 granting us a temporary increase in income through funds provided by CAMMESA, applicable retroactively as from February 1, 2015, to cover costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI. Although Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE provided additional sources of funds as they recognized the corresponding CMM adjustments retroactively, these adjustments have not been sufficient to support the real variation in costs, principally due to salary adjustments and increased operating expenses above the inflation recorded by the INDEC. Additionally, the “theoretical” tariff schedule set forth in Resolution No. 32/15 did not include any adjustment method to reflect future variations in costs.

Based on the parameters of the RTI set forth in the Adjustment Agreement, we expect that this revised tariff scheme will maintain our current distribution margins following the increases granted under the Adjustment Agreement (including any increases granted pursuant to the CMM or otherwise) and include a cost adjustment mechanism similar to the CMM. Because the RTI is provided for in the Adjustment Agreement, which was approved by the Argentine Congress and ratified by the Argentine Executive Branch, we believe that the ENRE’s decision will not be subject to ratification procedures.

The outcome of the renegotiation of our tariff structure, however, is highly uncertain as to its final result. We cannot assure you that the renegotiation process will conclude in a timely manner or that the revised tariff structure will cover our costs and compensate us for inflation and currency devaluations in the future and provide us with an adequate return on our asset base. See “Item 3. Key Information - Risk factors - Risks Relating to Our Business - Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations.”

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

Electricity demand

The following table sets forth the amount of electricity generated in Argentina and our electricity purchases in each of the periods indicated.

Year	Electricity demand (1)	Edenor demand (2)	Edenor’s demand as % of total demand
1994	55,827	11,386	20.4%
1995	57,839	11,629	20.1%
1996	61,513	12,390	20.1%
1997	66,029	13,046	19.8%
1998	69,103	13,768	19.9%
1999	71,689	14,447	20.2%
2000	75,591	15,148	20.0%
2001	78,098	15,414	19.7%
2002	76,483	14,865	19.4%
2003	82,261	15,811	19.2%
2004	87,477	16,673	19.1%
2005	92,340	17,623	19.1%
2006	97,590	18,700	19.2%
2007	102,950	20,233	19.7%
2008	105,959	20,863	19.7%
2009	104,592	20,676	19.8%
2010	110,767	22,053	19.9%
2011	116,418	23,004	19.8%
2012	131,944	23,933	18.1%
2013	125,162	24,902	19.9%
2014	126,397	24,860	19.7%

______________________

Source: Compañía Administradora del Mercado Mayorista Eléctrico, S.A. (CAMMESA)

(1)     Includes demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).

(2)     Calculated as electricity purchased by us and our wheeling system customers.

Electricity demand in our concession area has grown an average of 4% per annum since 1994. The evolution of demand shows two growth periods interrupted by a slight decline in demand in 2002 attributable to the economic crisis, and a slight decrease registered in 2009, as a consequence of the global financial crisis.

The following graph represents the annual growth of energy purchased to satisfy the demand of each operating area within Edenor concession area from 2000 through 2014:

Beginning in mid-2001 through 2002, the decline in the overall level of economic activity and the deterioration in the ability of many of our customers to pay their bills as a result of the crisis led to an overall decrease in demand for electricity and an increase in non-technical energy losses. After the economic crisis, however, demand started growing again, increasing an average of 4.3% per annum from 2003 through 2013. This increase in demand was due to renewed growth in the Argentine economy since the second half of 2003 and the relative low cost of energy to consumers, in real terms, resulting from the freeze of our distribution margin and the elimination of the inflation adjustment provisions of our concession in 2002. However, and largely due to the inflationary context in 2014, which led to the difficulty to add new electric equipment to homes, demand by residential customers remained unchanged compared to 2013. Demand by our high-demand customers and wheeling system customers decreased by 2.4% in 2014, mainly due to lower industrial production in 2014.

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

Public lighting demand has declined significantly over the past few years due to the introduction of low-consumption lighting. We believe that the public lighting category will continue to register low demand despite continued economic expansion and urban development. After having increased significantly in 2005, demand in shantytowns stabilized in 2006, remaining in line with historic growth levels, and was below the increase in demand for our low demand residential category of customers. However, overall demand in this category is relatively small in comparison to other larger categories of our customers. See “Item 4. Information on the Company - Framework Agreement (Shantytowns)”

The Argentine government has also implemented the PUREE in an attempt to curb increases in energy demand by offering rewards to residential and small commercial customers who reduce their energy usage in comparison to their use in 2003. In 2005, the Argentine government implemented a second version of the PUREE (PUREE II), which rewards residential and small commercial customers based on their usage in 2003 and industrial customers based on their usage in 2004. The PUREE II also penalizes industrial customers whose usage exceeds 90% of the 2004 levels and penalizes residential customers with bi-monthly consumption levels at or above 300 KWh and small commercial customers whose usage exceeds 90% of their usage levels for 2003. Residential customers with consumption levels below 300 KWh are exempt from penalty. In spite of the PUREE and PUREE II, energy demand has continued to increase during the three years it has been in effect.

On October 31, 2008, the SE adopted Resolution No.1170/08, which excludes all the T1G, T2, T3 and T1R customers with bi-monthly consumption levels over and above 1,000 KWh from receiving PUREE reward payments.

On March 2, 2010, the SE adopted Resolution No.45/2010, which revised the calculation of the coefficient used to reward T1R customers with consumption levels below 1,000 KWh. This resolution decreased the rewards that such users are entitled to receive.

We cannot assure you that the tariffs that result from the RTI or future economic, social and political developments in Argentina, over which we have no control, will not have an adverse effect on energy demand in Argentina.  See “Item 3. Key Information - Risk factors - Risks related to the electricity distribution sector - Electricity demand may be affected by tariff increases, which may lead distribution companies, such as us, to record lower revenues.”

Capacity demand

Demand for installed capacity to deliver electricity generally increases with growth in demand for electricity.  However, since the 2001 and 2002 crisis, with the exception of the two thermal generation plants described below, no new generation plants have been built in Argentina. However, the Argentine government has implemented some economic incentives, such as those contained in the Plus Energy Program, which have served to increase generating capacity in existing generation plants such as Central Térmica Güemes and Central Loma de la Lata. A lack of generation capacity would place limits on our ability to grow and could lead to increased service disruptions, which could cause an increase in our fines. See “Item 3. Key Information - Risk factors - Risks Relating to the Electricity Distribution Sector - If we experience continued energy shortages in the face of growing demand for electricity, our ability to deliver electricity to our customers could be adversely affected, which could result in customer claims, material penalties, government intervention and decreased results of operations.”

In response to the lack of private investment in new generation plants, the Argentine government undertook a project to construct two 800 MW thermal generation plants, Central Termoeléctrica Manuel Belgrano and Central Termoeléctrica General San Martín. Construction of these two plants was completed and operations commenced in 2009. The two plants were constructed with funds derived from three sources: net revenues of generators derived from energy sales in the spot market, a special charge to our non-residential customers per MWh of energy billed and a specific charge from CAMMESA applicable to large users. In addition to the construction of these two new thermal generation plants, in September 2006 the SE issued Resolution No. 1281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This Resolution seeks to create incentives for energy generation plants to meet increasing energy needs. The government has also required us to finance 24% and Edesur 26%, of the construction costs of two high-tension 220 kV lines between the Central Puerto and Central Costanera generators and the Malaver network, which will provide access to an additional 600MW of energy from the Central Puerto and Central Costanera generators that currently cannot be distributed due to saturation of their grids. In May 2012, we finished the construction of the 220kV linking lines of the local generators Central Puerto and Central Costanera with Edenor network, through Malaver substations. This extension was decided by the Resolution No.1,875/05 of the SE and it allows an increase in supply capacity by 600 MW from Central Puerto and Central Costanera generators. In December 2012, the third transformer of 300 MVA-220/132 kV was put into service in Malaver´s substation.

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

Framework Agreement (Shantytowns)

Since 1994, we have supplied electricity to low-income areas and shantytowns within our concession area under a special regime established pursuant to a series of framework agreements.  For a discussion of these agreements and our ongoing negotiations to extend the most recent framework agreement, see “Item 4. Information on the Company - Framework Agreement (Shantytowns)”

Operating Expenses

Our most significant operating expenses are transmission and distribution expenses, which include depreciation charges, salaries and social security taxes, outsourcing, fines and penalties and purchases of materials and supplies, among others.

Our cost base is mainly composed (75% of our expenses) by outsourcing, salaries and social security taxes. We had approximately 4,316 full-time employees and 2,518 third party employees under contract with us as of December 31, 2014. The number of third‑party employees under contract does not directly relate to the number of third‑party employees actually performing services for us at any given time, as we only pay for the services of these employees on an as-needed basis. See “Item 6. Directors, Senior Management and Employees – Employees”.

Our principal material and supply expenses consist of purchases of wire and transformers (i.e., electromagnetic devices used to change the voltage level of alternating‑current electricity), which we use to maintain our network.

Summary Historical Results of Operations

The following table provides a summary of our operations for the years ended December 31, 2014, 2013, 2012 and 2011.

Statement of comprehensive (loss) income *

	2014	2014	2013	2012	2011
	US$	Ps.	Ps.	Ps.	Ps.
Continuing operations
Revenue from sales (1)	420.8	3,598.4	3,440.7	2,976.2	2,302.0
Electric power purchases	(219.6)	(1,878.1)	(2,050.3)	(1,740.2)	(1,130.9)
Subtotal	201.2	1,720.3	1,390.4	1,236.0	1,171.1
Transmission and distribution expenses	(330.4)	(2,825.1)	(2,055.3)	(1,344.1)	(970.5)
Gross (loss) income	(129.2)	(1,104.8)	(664.9)	(108.1)	200.6

Selling expenses	(76.9)	(657.9)	(548.3)	(352.9)	(261.9)
Administrative expenses	(58.1)	(496.8)	(324.8)	(249.4)	(196.6)
Other operating income	6.1	52.4	61.6	32.3	22.5
Other operating expense	(37.3)	(318.7)	(142.8)	(150.3)	(93.8)
Gain from acquisition of companies	-	-	-	-	435.0
Revenue from non-reimbursable customer contributions	0.1	0.8	0.7	-	-
Operating loss before SE Resolution 250/13 and subsequents Notes	(295.3)	(2,525.0)	(1,618.5)	(828.4)	105.8
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	265.7	2,271.9	2,933.1	-	-
Operating (loss) profit	(29.6)	(253.1)	1,314.6	(828.4)	105.8

Financial income (2)	27.9	239.0	287.1	75.5	53.5
Financial expenses (3)	(69.2)	(592.0)	(504.9)	(226.0)	(150.6)
Other financial expense	(38.4)	(328.0)	(273.1)	(168.1)	(93.5)
Net financial expense (income)	(79.7)	(681.0)	(490.9)	(318.6)	(190.6)
(Loss) Profit before taxes	(109.3)	(934.1)	823.7	(1,147.0)	(84.8)

Income tax	18.1	154.4	44.1	116.7	(82.2)
(Loss) Profit for the year from continuing operations	(91.2)	(779.7)	867.8	(1,030.3)	(167.0)

Discontinued operations	-	-	(95.1)	16.9	(124.4)
(Loss) Profit for the year	(91.2)	(779.7)	772.7	(1,013.4)	(291.4)

(Loss) Profit for the year attributable to:
Owners of the Company	(91.2)	(779.7)	771.7	(1,016.5)	(304.1)
Non-controlling interests	-	-	1.0	3.1	12.7
(Loss) Profit for the year	(91.2)	(779.7)	772.7	(1,013.4)	(291.4)

(Loss) Profit for the year attributable to the owners of the parent
Continuing operations	(91.2)	(779.7)	867.9	(1,030.3)	(167.0)
Discontinued operations	-	-	(96.2)	13.8	(137.1)
	(91.2)	(779.7)	771.7	(1,016.5)	(304.1)

	2014	2014	2013	2012	2011
	US$	Ps.	Ps.	Ps.	Ps.
Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	(2.0)	(17.8)	(21.0)	7.9	(10.2)
Tax effect of actuarial income (losses) on benefit plans	0.7	6.2	7.4	(2.8)	3.6
Total other comprehensive loss from discontinued operations	-	-	-	(2.1)	(5.7)
Total other comprehensive (losses) income	(1.3)	(11.6)	(13.6)	3.0	(12.3)

Comprehensive income for the year attributable to:
Owners of the parent	(92.5)	(791.3)	758.1	(1,013.2)	(315.4)
Non-controlling interests	-	-	1.0	2.8	11.7
Comprehensive income for the year	(92.5)	(791.3)	759.1	(1,010.4)	(303.7)

(Loss) Profit for the year attributable to the owners of the parent
Continuing operations	(92.5)	(791.3)	757.1	(1,025.1)	(173.6)
Discontinued operations	-	-	1.0	11.9	(141.8)
	(92.5)	(791.3)	758.1	(1,013.2)	(315.4)

Basic and diluted (loss) earnings per share:
Basic and diluted (loss) earnings per share from continuing operations	(0.10)	(0.87)	0.97	(1.15)	(0.19)
Basic and diluted (loss) earnings per share from discontinued operations	-	-	(0.11)	0.02	(0.15)

Basic and diluted (loss) earnings per ADS (4):
Basic and diluted (loss) earnings per ADS from continuing operations	(4.20)	(36.03)	40.11	(47.61)	(7.72)
Basic and diluted (loss) earnings per ADS from discontinued operations	-	-	(4.45)	0.64	(6.34)

(*)  Translated into U.S. Dollars at the selling exchange rate for U.S. Dollars quoted by Banco de la Nación Argentina (the “Banco Nación”) on December 31, 2014, which was Ps. 8.551 to U.S. $1.00.

(1)   Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year, and has been valued on the basis of applicable tariffs and the charge regarding with the Resolution 347/12.

(2)   Includes interest on cash equivalents at December 31, 2014, 2013 and 2012 for Ps. 3.4 million, Ps. 2.9 million and Ps. 32.6 million, respectively. Also includes net interest relating to the CMM and the PUREE for Ps.157.8 million and Ps. 197.5 million, for the years ended December 31, 2014 and 2013, respectively.

(3)   Net of interest capitalized at December 31, 2014, 2013, 2012 and 2011 for Ps. 123.9 million, Ps. 24.5 million, Ps. 25.4 million and Ps. 16.1 million, respectively.

(4)   Each ADS represents 20 Class B common shares.

Year Ended December 31, 2014 compared with Year Ended December 31, 2013.

Revenue from sales

Revenue from sales increased 4.6% to Ps. 3,598.4 million for the year ended December 31, 2014, from Ps. 3,440.7 million for the year ended December 31, 2013.

Although the volume of energy sold went from 21,674 GWh in 2013 to 21,312 GWh in 2014, which represents a decrease of 1.7%, the increase in revenue from sales is attributable to the removal in 2014 of subsidies on tariffs for certain categories of users.

Net energy sales represented approximately 98.3% of our net sales in 2014 and 98.6% in 2013; late payment charges, pole leases, and connection and reconnection charges account for the remaining balance.

Electric Power Purchases

The amount of electric power purchases decreased 8.4 % to Ps. 1,878.1 million for the year ended December 31, 2014, from Ps. 2,050.3 million for the year ended December 31, 2013. This decrease of Ps. 172.2 million was mainly due to a decrease in the cost of mobile generation (which is the cost of hiring transportable diesel fuel generators to address the failures in the grid), which has been reduced in its use and partially recognized as “distributed energy” (which is subject to lower pricing than energy derived from mobile generation) since November 2013.

The volume of electric power purchases of Edenor for 2014 remaind stable compared to purchases registered in 2013, at 24,860 GWh and 24,902 GWh, respectively (in both cases including wheeling system demand).

Energy losses increased to 14.3% for the year ended December 31, 2014, from 13.0% for the year ended December 31, 2013.  See “Factors Affecting Our Results of Operations - Recognition of Cost of Energy Losses.”

Transmission and Distribution Expenses

Transmission and distribution expenses increased 37.5 % to Ps. 2,825.1 million for the year ended December 31, 2014, from Ps. 2,055.3 million for the year ended December 31, 2013. This increase was attributable to a Ps. 582.6 million increase in salaries and social security taxes mainly as a result of an increase in the number of employees, and an increase in employee compensation granted in 2014 (7 % as from January 2014 , 15% as from May 2014 and 10% as from July 2014), along with increases in payments for seniority and working modality, and to a lesser extent to a Ps. 84 million increase in supplies consumption and Ps.49.2 million increase in fees and remuneration for services.

As a percentage of revenue from sales, transmission and distribution expenses increased to 78.5% for the year ended December 31, 2014, from 59.7% for the year ended December 31, 2013, basically due to higher expenses not accompanied by increases in tariffs.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated.

Gross (loss) profit

Our gross loss, including transmission and distribution expenses, decreased by Ps. 439.9 million, or 66.2%,  to Ps. 1,104.8 million for the year ended December 31, 2014, from a gross loss of Ps. 664.9 million for the year ended December 31, 2013. This increase was basically due to the increase in transmission and distribution expenses described above, which were partially offset by the increase in revenue from sales.

Selling Expenses

Our selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses increased 20.0 % to Ps.657.9 million for the year ended December 31, 2014, from Ps. 548.3 million for the year ended December 31, 2013. This increase of Ps. 109.7 million was mainly due to a Ps. 69.7 million increase in salaries and social security taxes (attributable to an increase in employee compensation granted in 2014 as explained under the line item “Transmission and Distribution Expenses” above and to an increase in the number of employees), a Ps. 64.4 million increase in fees and remuneration for services (a 32.4 % increase as compared to 2013), which was partially offset by Ps. 34.3 million decrease in ENRE penalties.

As a percentage of net sales, selling expenses increased to 18.3 % of net sales in the year ended December 31, 2014, from 15.9 % for the year ended December 31, 2013.

The following table sets forth the principal components of our selling expenses for the years indicated.

Administrative Expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation, maintenance and advertising.

Administrative expenses increased 53.0% to Ps. 496.8 million for the year ended December 31, 2014, from Ps. 324.8 million for the year ended December 31, 2013. This increase of Ps. 172 million was mainly due to a Ps. 92.2 million increase in salaries and social security taxes attributable to an increase in employee compensation granted in 2014, a Ps. 44.7 million increase in fees and remuneration for services, and Ps. 13.3 million increases in rent and insurance.

As a percentage of revenue from sales, administrative expenses increased to 13.8% for the year ended December 31, 2014, as compared to 9.4% for the year ended December 31, 2013.

The following are the principal components of our administrative expenses for the years indicated.

Other operating (expenses) income

Other operating expenses include mainly retirement payments, severance payments and accrual for lawsuits.

Other operating expenses, increased by 228% to a loss of Ps. 266.3 million for the year ended December 31, 2014, compared to a loss of Ps. 81.2 million for the year ended December 31, 2013. The negative variation of Ps. 185.1 million was mainly due to a Ps. 98 million increase in expenses related to FOCEDE, Ps. 39.4 increase in accrual for lawsuits, Ps. 16.2 in fees for services provided to third parties and a Ps. 9.2 million increase in transactions taxes.

Operating (loss) profit

Our operating loss was Ps. 253.1 million for the year ended December 31, 2014, from a profit of Ps. 1,314.6 million for the year ended December 31, 2013. This increase in operating losses was mainly due to the increase in other operating expenses described above and a  22.5% decrease in the partial recognition of a CMM adjustment pursuant to Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE, of Ps. 661.2 million, given that the retroactive effect of higher costs (in accordance with the provisions of Section 4.2 of the Adjustment Agreement) was recognized in 2013 for the period May 2007 through September 2013.

Net Financial Expense

Net financial expense totaled Ps. 681.1 million for the year ended December 31, 2014, compared to Ps. 490.9 million for the year ended December 31, 2013. This increase of Ps. 190.2 million was primarily due to an increase of Ps. 87.2 million in financial expense, including interest due in connection with debt with CAMMESA of Ps. 133.9 million, a Ps. 62.1 million increase in exchange differences as a result of exchange rate variations , and a Ps.48.1. million decrease in financial income due to lower recognition of interest due in connection with lower income during 2014 arising from the recognition of CMM adjustments (which covered the period October 2013 through December 2014) pursuant to Resolution No. 250/2013 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE, in 2014, as compared to non-recurrent higher income during 2013 as a result of the recognition of CMM adjustments (which covered the period May 2007 through September 2013, which period is greater than the period covered by the CMM recognition during 2014).

Income Tax

 The Company’s income tax charge includes three effects; (i) the current tax payable for the year pursuant to tax legislation applicable to the Company; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria; and (iii) the analysis of recoverability of deferred tax assets. We recorded an income tax credit of Ps.154.4 million in 2014, compared to an income tax credit of Ps. 102.5 million in 2013. Regarding current tax expenses, we generated a tax loss carry forward in 2014 of Ps. 240.1 million at the applicable tax rate as a result of the increase in operating costs described above, which was offset by an allowance for impairment of tax loss carry forward, compared to a tax payable of Ps. 288.3 million in 2013 due to an increase in taxable income as a result of higher cost recognition in 2013 under Resolution No. 250/13 and Note No.6,852/of the SE. Regarding deferred tax, in 2014 we recorded a net deferred tax benefit of Ps. 154.4 million compared to Ps. 44.1 million in 2013, mainly due to the gain generated by the tax effects of temporary differences related to other payables for ENRE penalties and salaries and provisions made in connection with seniority-based bonus payments.

(Loss) / Profit from discontinued operations

During 2012 and 2013, Edenor completed the sale of its formerly controlled companies (see “Item 4. Information on the Company”).  As a result in 2014 Edenor did not present results from discontinued operations. In 2013 loss from discontinued operations totaled Ps. 95.1 million mainly as a result of AESEBA/EDEN’s assets sale which resulted in a loss of Ps. 96.5 million, after tax related effects.

 (Loss) Profit for the year

We recorded a loss of Ps. 779.7 million for the year ended December 31, 2014, compared to a profit of Ps. 772.7 million for the year ended December 31, 2013 mainly as a consequence of the increase in other operating costs as described above and lower income during 2014 arising from the recognition of CMM adjustments (which covered the period October 2013 through December 2014) pursuant to Resolution No. 250/2013 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE, as compared to non-recurrent higher income during 2013 as a result of the recognition of CMM adjustments (which covered the period May 2007 through September 2013, which period is greater than the period covered by the CMM recognition during 2014).

Year Ended December 31, 2013 compared with Year Ended December 31, 2012.

Revenue from sales

Revenue from sales increased 15.6% to Ps. 3,440.7 million for the year ended December 31, 2013, from Ps. 2,976.2 million for the year ended December 31, 2012.

This increase was mainly due to the additional income derived from Resolution No.347/12 of the ENRE, which represented approximately Ps. 437.0 million and also due to a 4.4% increase in the volume of energy sold, which went from 20,760 GWh in 2012 to 21,674 GWh in 2013. This increase in volume is attributable to a 2.6% increase in the average consumption per customer and a 1.7% increase in the number of customers.

Net energy sales represented approximately 98.6% of our net sales in 2013 and 98.7% in 2012; late payment charges, pole leases, and connection and reconnection charges account for the remaining balance.

Electric Power Purchases

The amount of electric power purchases increased 17.8 % to Ps. 2,050.3 million for the year ended December 31, 2013, from Ps. 1,740.2 million for the year ended December 31, 2012. This increase of Ps. 310.1 million was mainly due to the cost of  mobile generation (which is the cost of hiring transportable diesel fuel generators to address the failures in the grid), which was Ps. 185.6 million mobile generation cost and which we were not allowed to pass  into tariffs’ and to the volume of energy purchased.

The volume of electric power purchases of Edenor increased 4.0% to 24,902 GWh for the year ended December 31, 2013, from 23,394 GWh for the year ended December 31, 2012 (in both cases including wheeling system demand).

Energy losses decreased to 13.0% for the year ended December 31, 2013, from 13.3% for the year ended December 31, 2012.  See “Factors Affecting Our Results of Operations - Recognition of Cost of Energy Losses.”

Transmission and Distribution Expenses

Transmission and distribution expenses increased 52.9 % to Ps. 2,055.3 million for the year ended December 31, 2013, from Ps. 1,344.1 million for the year ended December 31, 2012. This increase was mainly due to a Ps. 336.6 million increase in salaries and social security taxes attributable to an increase in employee compensation granted in 2013 (18 % as from January 2013 and a 5% non-cumulative increase as from June 2013) and an increase in the number of employees, a Ps. 186.7 million increase in fees and remuneration for services, a Ps. 128.2 million increase in ENRE fines and penalties and an increase of Ps. 36.8 million in supplies consumption.

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

Selling expenses increased 55.4 % to Ps.548.3 million for the year ended December 31, 2013, from Ps. 352.9 million for the year ended December 31, 2012.  This increase of Ps. 195.4 million was mainly due to a Ps. 64.6 million increase in salaries and social security taxes (attributable to an increase in employee compensation granted in 2013 as explained under the line item “ Transmission and Distribution Expenses” above and to an increase in the number of employees), a Ps. 44.4 million increase in fees and remuneration for services (a 28.8 % increase as compared to 2012), a Ps.20.9 million increase in the allowance for the impairment of trade and other receivables and a Ps. 42.3 million increase in ENRE penalties).

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

Net Financial Expense

Net financial expense totaled Ps. 490.9 million for the year ended December 31, 2013, compared to Ps. 318.6 million for the year ended December 31, 2012. This increase of Ps. 172.3 million was primarily due to an increase of Ps. 278.9 million  in financial expense, including the  interest due on the debt with Cammesa, a of Ps. 172.9 million increase as a result of the exchange rate variations , partially offset by a Ps.211.6 million increase in total financial income due to the recognition of the interest due under the SE Resolution 250/2013, related to the CMM adjustment and PUREE compensation and a Ps. 88.9 million gain for repurchases of Edenor Notes due 2017 and 2022.

Income Tax

 The Company’s income tax charge includes three effects; (i) the current tax payable for the year pursuant to tax legislation applicable to the Company; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria; and (iii) the analysis of recoverability of deferred tax assets. We recorded an income tax credit of Ps. 44.1 million in 2013, compared to an income tax credit of Ps. 116.7 million in 2012. Regarding current tax expenses, we generated a tax profit in 2013, resulting in an income tax payable of Ps. 288.3 million compared to Ps. 381.8 million tax loss in 2012, mainly due to SE Resolution 250/13 and Note 6,852/13 higher cost recognition in 2013. Regarding the deferred tax, in 2013 we recorded net deferred tax benefit of Ps. 44.1 million compared to Ps. 116.7 million in 2012, mainly due to the gain generated by the tax effects of temporary differences related to property, Plant and Equipment and Other. As for, the analysis of recoverability of deferred tax assets, we previously recorded previously unrecognized a tax loss carry forward due to SE Resolution 250/13 and Note 6,852/13 higher cost recognition in 2013.

(Loss) / Profit from discontinued operations

We passed from a profit of discontinued operations in 2012 to a loss of discontinued operations in 2013. Loss from discontinued operations increased by  Ps. 112.0 million from a gain of Ps. 16.9 million as of December 31, 2012 to a loss of Ps. 95.1 million as of December 31, 2013 mainly as a result of AESEBA/EDEN’s assets sale which resulted in a loss of Ps. 96.5 million, after tax related effects.

Profit (Loss) for the year

We recorded a profit of Ps. 772.7 million for the year ended December 31, 2013, compared to a loss of Ps. 1,013.4 million for the year ended December 31, 2012. This positive result was mainly due to the partial recognition of the CMM adjustment pursuant to SE Resolution 250/13 and Note 6,852/13 of the SE, which was partially offset by an increase in operating and financial expenses, each as described above.

Liquidity and capital resources

Sources and Uses of Funds

Our cash flows from operations have been significantly affected in recent periods due to our failure to obtain adjustments to our tariffs to cover increases in our distribution costs, resulting in a working capital deficit as of December 31, 2014, 2013 and 2012. In order to preserve and guarantee the provision of the public service and improve the existing cash deficit, beginning in October 2012, the Company decided to only partially cancel, the obligations with CAMMESA with surplus cash balances. This decision arose as a consequence of all the commitments necessary to ensure the provision of the public service, including investment plans and ongoing operation and maintenance tasks. As of December 31, 2014, the commercial debt with CAMMESA amounts to approximately Ps. 2,257.1 million (net of the offset against CMM credit surpluses of Resolution No.250/13 and Notes No. 6,852/13, No.4,012/14, No.486/14 and No.1,136/14 of the SE).

In March 2015, the SE issued Resolution No. 32/15 granting us a temporary increase in income through additional funding from CAMMESA, applicable retroactively as from February 1, 2015, to cover costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI. Although Resolution No. 32/15, Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE have provided additional sources of income, most of these adjustments have not been incorporated into our tariff structure and if inflation levels during the coming years continue the trend of inflation during 2014, the temporary increase provided by Resolution No. 32/15 may prove insufficient to support the real variation in costs.

Pursuant to Resolution No. 32/15 of the SE, we expect to resume full payment of our payment obligations with CAMMESA arising after February 1, 2015and define with them a payment plan for the cancellation of the outstanding debt with the WEM as of February 1, 2015, provided that such payment plan takes into consideration our expected capacity to generate surplus cash flows to service such outstanding debt with the WEM. The Company has argued that the cash deficit that prevents it from canceling the total amount of the debt is a case of force majeure inasmuch as the Company does not have the possibility of approving its electricity tariff, but, at the same time, has to maintain the priority given to the operation of the public service. See “Item 3. Risk Factors - Risk relating to our Business - We may not have the ability to raise the funds necessary to repay our commercial debt with CAMMESA, our major supplier.”

                As of the date of this annual report, we had received Ps.708.2 million as temporary increase in income, pursuant to Resolution No. 32/15.

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

As a result of the foregoing, access to acceptable financing to overcome our deficit in operations and accomplish our investment plans that are necessary to maintain the quality of the service, the object of the concession, is limited.  In this context, we have requested and obtained from the Argentine government a series of remedial or temporary measures, such as the issuance of Resolution No. 347/2012 of the ENRE and Resolution No. 250/2013 of the SE.  In 2014, we obtained from the Argentine government additional funding to cope with certain mandatory salary increases and our investment plan.  Our obligations arising from such assistance were recorded in our financial statements as “Other payables” and the related costs as financial expenses, since they result from a lack of adjustment of our tariffs (exclusively dependant on Argentine government action) and the special circumstances surrounding such assistance.  Therefore, our obligations under the agreements described below do not arise from financial decisions made by us in the ordinary course of business.

The additional funding consists of the following agreements:

Extraordinary Investment Plan - Temporary insufficiency of FOCEDE funds: Because the revenue deriving from Resolution No. 347/12 charges was insufficient to cover a portion of the estimated disbursements under our investment plan (such portion, the “Extraordinary Investment Plan”), we requested the relevant authorities to be provided with financial assistance to cope with such Extraordinary Investment Plan.  Consequently, on September 26, 2014, the SE, by Resolution No. 65/14, instructed CAMMESA to enter into a loan and assignment agreement (“Mutuo”) with us for up to Ps. 500 million to cover the temporary insufficiency of FOCEDE funds.  Such agreement was entered into on September 30, 2014.  On December 18, 2014, the financing under the agreement was extended following an instruction to CAMMESA by the SE, for an additional amount of Ps. 159.4 million.  On January 13, 2015, the financing was extended again, for an additional amount of Ps. 1.04 billion.

As of December 31, 2014, our debt related to this financing amounted to Ps. 208.8 million (comprised of Ps. 200 million in principal and Ps. 8.8 million in accrued interest), which is disclosed in our financial statements in the other non-current payables account.

Furthermore, as security for repayment we agreed to assign and transfer in favor of CAMMESA, as from the end of the grace period granted under the agreement for repayment as determined by the SE along with the methodology and terms for such repayment, the accounts receivable that may have with respect to the WEM up to the actual amount of the financing.  As of the date of filing of this annual report, we do not have any accounts receivable with the WEM.

Higher salary costs: On June 24, 2014, by Note No. 4012/14, the SE instructed CAMMESA to enter into a loan and assignment agreement (“Mutuo”) with us to pay the mandatory salary increases established in 2014 (see “Item 6.  Directors, Senior Management and Employees – Employees”).  Such agreement was entered into on July 10, 2014.  The agreement was secured with the assignment of future surplus sale settlements with maturity dates to be determined, to be issued as a result of the application of Resolution No. 250/13 of the SE. As of the date of this annual report, the sale settlements with maturity dates to be determined had not been issued yet.

As of December 31, 2014, our debt related to this financing amounted to Ps. 298 million (comprised of Ps. 280.6 million in principal and Ps. 17.4 million in accrued interest), which is disclosed in our financial statements in the other non-current payables account and considered as an advance of future higher costs recognitions. Pursuant to resolution No. 32/15 of the SE, CAMMESA will forgive us the debts arising from the loans granted by CAMMESA in connection with the mandatory salary increases established in 2014.

Our principal uses of cash are expected to be the repayment of current debt with the WEM, operating costs, the servicing of our financial debt and our investment plan. We are subject to limitations on our ability to incur new debt under the terms of our debt instruments so the Company cannot assure that it will be able to obtain additional financing on acceptable terms. See “Debt”.

Resolution No. 32/15 granted us a temporary increase in income through funds provided by CAMMESA, applicable retroactively as from February 1, 2015, to cover costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI. Although Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE provided additional sources of funds, as they recognized the corresponding CMM adjustments retroactively, most of these adjustments have not been incorporated into our tariff structure and if inflation levels during the coming years continue the trend of inflation during 2014, the temporary increase provided by Resolution No. 32/15 may prove insufficient to support the real variation in costs.

However, the outcome of the tariff structure revision is uncertain as to both timing and final form. If in the future: (i) revised electricity rate schedules are not issued by the ENRE; (ii) we are not granted any other recognition or other mechanism to compensate for cost increases, in addition to the revenue obtained from Resolution No. 347/12 charges, the PUREE, CMM recognitions and the offsetting mechanism established by Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14, No. 1,136/14 of the SE and Resolution No. 32/15 of the SE, and/or; (iii) we are not provided by the Argentine government with any other mechanism to finance cost increases, it is likely that we will have insufficient liquidity and will therefore be obliged to continue implementing or deepening measures similar to those applied until now in order to preserve cash and enhance its liquidity.

As discussed in Note 1 to the 2014 financial statements, based on the estimated cost increases and financial projections made by us, in light of Resolution No. 32/15 of the SE, our board of directors  understands that financial resources are expected to be available, at least during fiscal year 2015, to cover not only our operating costs and debt interest payments during 2015, but also part of our investment plans, assuming that the payment plan to be agreed upon with CAMMESA under Resolution No. 32/15 for the cancellation of the outstanding debt with the WEM takes into consideration our expected capacity to generate surplus cash flows to service such outstanding debt with the WEM. Compliance with our investment plans will depend on whether the Argentine government continues funding our investment plan. See “Item 5. Operating and Financial Review and Prospects - Factors Affecting our Results of Operations - Tariffs”. and “Item 3. Key Information - Risk factors - Risks Relating to Our Business - Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations”.

As of December 31, 2014, 2013 and 2012, our cash and cash equivalents amounted to Ps. 179.1 million, Ps. 243.5 million and Ps. 71.1 million, respectively. We generally invest our cash in a range of instruments, including sovereign debt, corporate debt securities and other securities. The table below reflects our cash and cash equivalents position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	Year ended December 31
	2014	2013	2012
	(Figures in millions)
Cash and cash equivalents at beginning of year	243.5	71.1	130.5
Net cash flows provided by operating activities (1)	1,547.9	1,436.6	538.4
Net cash flows used in investing activities	(1,461.7)	(1,109.0)	(590.3)
Net cash flows used in financing activities	(155.7)	(177.1)	(27.8)
Cash and cash equivalents at beginning of year included in assets of disposal group classified as held for sale	-	11.2	28.3
Exchange differences in cash and cash equivalents	5.1	10.7	3.2
Cash and cash equivalents at the end of year	179.1	243.5	82.3

(1)     Includes CAMMESA financing of Ps. 3,455.5 million, Ps. 2,231.5 million, and Ps. 295.7 million as of December 31, 2014, December 31, 2013 and December 31, 2012, respectively.

Net Cash flows provided by Operating Activities

Net cash flows provided by operating activities increased by 7.7% to Ps. 1,547.9 million in the year ended December 31, 2014, from Ps. 1,436.6 million in the year ended December 31, 2013.

Changes in net cash flows provided by operating activities in 2014 were primarily due to an increase in debt with CAMMESA (Ps. 3,455.5 million) and to the funds obtained from PUREE (Ps. 482.9 million), partially offset by recognition of higher costs under Resolution No.250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE (Ps. 2,271.9 million)) and a decrease in trade payables (Ps. 528.4 million).

Net cash flows provided by operating activities increased by 166.8% to Ps. 1,436.6 million in the year ended December 31, 2013, from Ps. 538.4 million in the year ended December 31, 2012.

Changes in net cash flows provided by operating activities in 2013 were primarily due to an increase in debt with CAMMESA (Ps. 2,231.5 million), the funds obtained from PUREE (Ps. 491.9 million) and to an increase in net profit (Ps. 772.7 million), partially offset by recognition of higher costs under Resolution 250/13 and subsequent Note No. 6,852/13 of the SE (Ps. 2,933.1 million).

Net cash flows provided by operating activities decreased by 22% to Ps. 538.4 million in the year ended December 31, 2012, from Ps. 690.6 million in the year ended December 31, 2011.

Changes in net cash flows provided by operating activities in 2012 were primarily due to an increase in net loss (Ps. 1,013.4 million) and an increase in trade receivables (Ps. 306 million), partially offset by the funds obtained from PUREE (Ps. 410.7 million), exchange rate differences and an increase in accrued interests (Ps. 192.9 million and Ps. 182.6 million, respectively) and discontinued operations (Ps. 287.8 million),

Net Cash flows used in Investing Activities

Net cash flows used in investing activities increased by 31.8% to Ps. 1,461.7 million in the year ended December 31, 2014, from Ps. 1,109 million in the year ended December 31, 2013.

Changes in net cash flows used in investing activities in 2014 were primarily due to variations in our capital expenditures (Ps. 1,400.1 million) and in net payments for the purchase of financial assets at fair value (Ps. 64.6 million).

Net cash flows used in investing activities increased by 87.9% to Ps. 1,109 million in the year ended December 31, 2013, from Ps. 590.3 million in the year ended December 31, 2012.

Changes in net cash flows used in investing activities in 2013 were primarily due to variations in our capital expenditures (Ps. 892.4 million) and, to a lesser extent to variations in discontinued operations (Ps. 124.2 million) and in net payments for the purchase of financial assets at fair value (Ps. 97.4 million).

Net cash flows used in investing activities decreased by 21.8 % to Ps. 590.3 million in the year ended December 31, 2012, from Ps.754.8 million in the year ended December 31, 2011.

Changes in net cash flows used in investing activities in 2012 were primarily due to variations in our capital expenditures (Ps. 537.9 million) and discontinued operations, which were partially offset by the collection of loans proceeds from borrowings (Ps. 142.4 million).

Net Cash flows used in Financing Activities

Net cash flows used in investing activities decreased by 12.1% to Ps. 155.7 million in the year ended December 31, 2014, from Ps. 177.1 million in the year ended December 31, 2013, primarily as a result of the payment of interest on loans (Ps. 155.3 million).

Net cash flows used in investing activities increase by 537.1% to Ps. 177.1 million in the year ended December 31, 2013, from Ps. 27.8 million in the year ended December 31, 2012, primarily as a result of the payment of interest on loans (Ps. 177 million).

Net cash flows used in investing activities increased by 5.7% to Ps. 27.8 million in the year ended December 31, 2012, from Ps. 26.3 million in the year ended December 31, 2011, primarily as a result of the payment of interest on loans (Ps. 128.9 million), which were partially offset by discontinued operations (Ps. 136.8 million).

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

Our capital expenditures consist of net cash used in investing activities during a specified period plus supplies purchased in prior periods and used in such specified period. The following table sets forth our actual capital expenditures for the years indicated:

	Year ended December 31,
	2014	2013	2012
	(Figures in millions)
Supplies	1,284.2	835.5	287.4
Network maintenance and improvements	201.4	174.3	208.9
Legal requirements(1)	6.1	11.0	11.7
Communications and telecontrol	55.7	13.3	5.5
Others	154.3	58.4	30.8
Total	1,701.7	1,092.5	544.3

______________________

(1)     Capital expenditures required to be made to comply with the ENRE quality standard and other regulations.

In 2014, in accordance with our capital expenditure program, we invested Ps. 1,701.7 million, a substantial portion of which was dedicated to increasing the capacity of our grid in line with the growth of our customer base. In addition, we made investments in order to meet our quality standards levels. Historical information on capital expenditures is not indicative of future capital expenditures.

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

In addition, on October 25, 2010, November 4, 2010, and December 9, 2010, we cancelled Senior Notes due 2017 for a face value of U.S.$ 122.6 million, U.S.$ 1.3 million, and U.S.$ 0.04 million, respectively, representing approximately 83.3% of the Senior Notes due 2017 then outstanding.

As of the date of filing of this annual report, the outstanding amount of Senior Notes due 2017 is U.S.$ 14.8 million. Edenor through Aeseba Sale Trust, repurchased and cancelled U.S.$ 10 million and with respect to our Senior Notes due 2022 the outstanding amount is U.S.$ 176.4 million. Edenor repurchased and cancelled U.S. $ 123.6 million, out of which, Aeseba Sale Trust (see Item 4. “Information on the Company”) repurchased U.S. $ 68 million.

Line of Credit – Edenor–Banco de la Provincia de Buenos Aires Loans

In March and June 2011, the company entered into loans for a total aggregate amount of Ps. 22 million, from Banco de la Provincia de Buenos Aires, with principal payments at maturity (March 2012, May 2012 and June 2014). We made monthly interest payments on accrued interest at a fixed annual rate of 14.0%.

As of December 31, 2013 and 2012, the outstanding balance under these loans amounted to Ps. 0.4 million and Ps. 1.2 million, respectively. As of December 31, 2014 this line of credit was cancelled.

Derivatives Contracts

Management of derivative financial instruments

During 2014, the company carried out transactions with derivative financial instruments with the aim of using them as economic instruments in order to mitigate the risk generated by the fluctuations in the US dollar rate of exchange. As of the date of this annual report, we had recorded a liability for derivatives instruments for a total amount of Ps. 5.9 million.

Critical accounting policies and estimates

A summary of our significant financial policies is included in Note 4 to our financial statements, which are included elsewhere in this annual report. The preparation of financial statements requires our management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying footnotes. Our estimates and assumptions are based on historical experiences and changes in the business environment. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operation and require management’s most subjective judgments. Our most critical accounting policies and estimates are described below.

Impairment of Property, Plant and Equipment.

We analyzed the recoverability of its non-current assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of assets, which is measured as the value in use at the end of the year, may be impaired. When the carrying amount of an asset is greater than its estimated recoverable amount, the asset’s carrying amount is immediately reduced up to its recoverable amount.

The value in use is determined based on projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets considered.

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, opportunity and modality of electricity rate increases and/or cost adjustment recognition; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred, and; (iv) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

The future increase in electricity tariff used by us to assess the recoverability of our long-lived assets as of December 31, 2014 is based on the rights to which the Company is entitled, as stipulated in the Concession Agreement and the agreements described in Note 2 to the financial statements. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain adopted measures, such as those described in Notes 2.c.III, V, VI and VII to the financial statements, have also been considered. Our Management estimates that it is reasonable to expect that new increases in revenues will be obtained as from 2016.

In spite of the current economic and financial situation described in Note 1 to the financial statements, we have made our projections under the assumption that the electricity tariff will be improved according to the circumstances. However, we may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made at the date of preparation of the financial statements.

In order to contemplate the estimation risk contained in the projections of the aforementioned variables, we have considered three different probability-weighted scenarios. Although in all of them it is estimated that we will succeed in reaching an acceptable agreement with the Argentine government resulting in a gradual tariff increase, we have considered different timing and magnitude of an increase in the VAD.

The scenarios that have been considered are the following:

a) Pessimistic scenario: in this scenario, we contemplate the effects of Resolution No. 32/15 of the SE assuming a modest electricity tariff increase as from 2016, as a result of a gradual implementation of an RTI. We assume CAMMESA’s financial assistance, is maintained. In 2017, we start paying the accumulated debt with CAMMESA for energy purchases and the real cost variations (not covered by the CMM) are recognized. This recognition allows us to offset the accumulated interest debts with CAMMESA. Probability of occurrence assigned 20%.

b) Intermediate scenario: in this case, we contemplate the effects of Resolution No. 32/15 of the SE assuming a reasonable electricity tariff increase as from 2016, as a result of a gradual implementation of an RTI. We assume CAMMESA’s financial assistance, with respect to the loan and assignment agreement for the Extraordinary Investment Plan, is maintained. In 2017, we start paying the accumulated debt with CAMMESA for energy purchases and the real cost variations (not covered by the CMM) are recognized. This recognition allows us to offset the accumulated interest debts with CAMMESA. Probability of occurrence assigned 65%.

c) Optimistic scenario: in this case, we contemplate the effects of Resolution No. 32/15 of the SE assuming a higher electricity tariff increase as from 2016, as a result of a gradual implementation of an RTI. We assume CAMMESA’s financial assistance, with respect to the loan and assignment agreement for the Extraordinary Investment Plan, is maintained. In 2017, we start paying the accumulated debt with CAMMESA for energy purchases and the real cost variations (not covered by the CMM) are recognized. This recognition allows us to offset the accumulated interest debts with CAMMESA Probability of occurrence assigned 15%.

We have assigned to these three scenarios the previously described percentages of probability of occurrence based mainly on the experience with past delays in the tariff renegotiation process, the present economic and financial situation, the status quo of the conversations that are being held with the Argentine government and the need to maintain the public service, object of the concession, in operation.

An after tax discount rate (WACC) in pesos stated in nominal terms of 24.5% has been used in all the scenarios.

Sensitivity analysis:

The main factors that could result in impairment charges in future periods are: i) a distortion in the nature, opportunity and modality of the electricity tariff increases and recognition of cost adjustments, and ii) the development of the costs to be incurred. These factors have been taken into account in the aforementioned weight of scenarios. Due to the inherent uncertainty involved in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them considered individually could lead to distorting conclusions.

Based on the conclusions previously mentioned, the valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the value in use as of December 31, 2014.

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

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes both the electricity supplied, whether billed or unbilled at the end of each year, which has been valued on the basis of applicable tariffs, and the charges resulting from the application of Resolution 347/12 (Note 2.c.V to the financial statements).

The Company also recognizes revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles, transportation of electricity to other distribution companies, etc.

Revenue from CMM (Cost Monitoring Mechanism) amounts is recognized in the accounting to the extent that they have been approved by the ENRE (Note 2.c.III to the financial statements) and the Energy Secretariat has provided its recognition by Note or Resolution.

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

Allowances for the doubtful accounts

The Company is exposed to losses for uncollectible receivables. Management estimates the final collectability of accounts receivable.

The allowance for the impairment of accounts receivable is evaluated based on the historical level of both the balances written off as an expense and the default balances. Additionally, the Company Management records an allowance applying an uncollectibility rate for each customer category, tariff, customers included in the Framework Agreement, not included in the Framework Agreement, to the default balances of the reporting period.

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

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the low probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. In assessing the realization of deferred tax assets, management considers that it is likely that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, our management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

Considering the taxable losses of previous years and the sensitivity of some variables used in  fiscal results projections for 2015 (such as, devaluation and salary increases), management concluded that there is no strong and conclusive evidence to recognize tax losses carry forwards.

Benefit plans

The Company operates various benefit plans. Usually, benefit plans establish the amount of the benefit the employee will receive at the time of retirement, generally based on one or more factors such as age, years of service and salary.

The liability recognized in the statement of financial position in respect of benefit plans is the present value of the benefit plan obligation at the closing date of the year, together with the adjustments for past service costs and actuarial losses. The benefit plan obligation is calculated annually by independent actuaries in accordance with the projected unit credit method. The present value of the benefit plan obligation is determined by discounting the estimated future cash outflows using actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits. Such estimate is based on actuarial calculations made by independent professionals in accordance with the projected unit credit method.

Edenor’s accounting policy for benefit plans is as follow:

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

ENRE penalties and discounts

The Company considers its accounting policy for the recognition of ENRE penalties and discounts critical because it depends on punishable events, which are valued on the basis of our management’s best estimate, at the date of our financial statements, of the expenditure required to settle the present obligation. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto.

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

Provisions for contingent losses represent a reasonable estimate of the losses that will be incurred, based on the information available to our management at the date of the financial statements preparation, taking into account the Company’s litigation and settlement strategies. These estimates are mainly made with the help of legal advisors. However, if our management’s estimates proved wrong, the current provisions could be inadequate and result in a charge to profits that could have a material adverse effect on the statements of financial position, comprehensive income, changes in equity and cash flows.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2014, 2013 and 2012.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual liabilities and commitments as of December 31, 2014 Peso amounts have been translated from U.S. Dollar amounts at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2014 of Ps. 8.551 to U.S. $1.00.

	Payments due by period
	Total	Less than	1‑3	4‑5	More than
		1 year	years	years	5 years
	(in millions of Pesos)
Debt obligations and commercial debt obligations (1)	5,163.1	3,333.6	255.4	101.9	1,472.2
Accrued fines and penalties(2)	1,102.8	70.6	1,032.2	-	-
Financial assistance fees(3)	16.0	16.0	-	-	-
Operating leases(4)	71.9	26.1	41.3	4.5	-
Capital expenditures(5)	-	-	-	-	-
Total	6,353.8	3,446.3	1,328.9	106.4	1,472.2

_______________________

1)     Includes amortization of principal and interest (accrued and future) payments. All of our financial indebtedness is unsecured. None of our financial indebtedness is guaranteed.  See “ - Debt” in this section for a broader description of our financial debt.

2)      Includes adjustments made to reflect the ratification of the Adjustment Agreement.  We were required to make an adjustment to a portion of our accrued fines and penalties totaling (i) Ps. 47.0 million to reflect the increase to our VAD pursuant to the Adjustment Agreement and the May 2006 CMM and (ii) Ps. 17.2 million and Ps. 18.1 million to reflect the CMM adjustment for the years ending December 31, 2008 and 2007, respectively.  In addition, pursuant to the terms of the Adjustment Agreement, the Argentine government agreed, subject to the fulfillment of certain conditions, to forgive, upon the completion of the RTI, approximately Ps. 71.4 million of our accrued fines and penalties and allow us to pay the balance of these fines and penalties in semi-annual installments over a 7-year period commencing 180 days after the RTI comes into effect.  Because the Adjustment Agreement was not ratified until January 2007, we have recalculated the amounts of accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement as well as the amounts subject to forgiveness.  See “Business - Our Concession - Fines and Penalties.”

3)     Fees payable under our financial services agreement with EASA, our controlling shareholder.  This agreement expired in 2010 and was renewed for a five-year period.  See “Related Party Transactions - Financial Services Agreement with EASA.”

4)     Represents our minimum required lease payments.

5)     Our concession does not require us to make any specified amount of capital expenditures, but requires us to meet certain quality and other service standards.  See “Liquidity and Capital Resources - Capital Expenditures.”

Item 6.         Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

Our business and affairs are managed by our board of directors in accordance with our bylaws and the Argentine Corporations Law. Our bylaws provide that our board of directors will consist of twelve directors and up to the same number of alternate directors. Pursuant to the Argentine Corporations Law, a majority of our directors must be residents of Argentina.

Edenor bylaws provide that holders of our Class A common shares are entitled to elect seven directors and up to seven alternate directors, one of which must be independent in accordance with CNV regulations, holders of our Class B and Class C common shares are entitled to elect five directors and up to five alternate directors, one of which must be independent in accordance with CNV regulations. Holders of Class C common shares vote jointly as a single class with the holders of Class B common shares in the election of directors. In the absence of a director elected by holders of a class of shares, any alternate director elected by holders of the same class may legally attend and vote at meetings of our board of directors. The board of director’s elects among its members a chairman and a vice president.

Directors and alternate directors serve for one-year periods, indefinitely renewable. Our directors and alternate directors are as follows:

Name	Position	Age	Year of appointment (class electing director)
Ricardo Torres	Chairman	56	2015 (Class A)
Gustavo Mariani	Vice Chairman	44	2015 (Class A)
Pablo Díaz	Director	57	2015 (Class A)
Marcos Marcelo Mindlin **	Director	50	2015 (Class A)
Maximiliano Alejandro Fernández *	Director	54	2015 (Class A)
Eduardo Llanos *	Director	70	2015 (Class A)
Edgardo Alberto Volosín	Director	61	2015 (Class A)
Emmanuel Alvarez Agis *	Director	33	2015 (Class B/C)
Juan Miguel Cuattromo *	Director	41	2015 (Class B/C)
Eduardo Setti *	Director	43	2015 (Class B/C)
Eduardo Endeiza *	Director	38	2015 (Class B/C)
Santiago Durán Cassiet *	Director	33	2015 (Class B/C)
Diego Martín Salaverri	Alternate Director	50	2015 (Class A)
Damian Miguel Mindlin **	Alternate Director	48	2015 (Class A)
Leandro Montero	Alternate Director	38	2015 (Class A)
Daniel Flaks	Alternate Director	50	2015 (Class A)
Mariano Batistella	Alternate Director	32	2015 (Class A)
Gerardo Paz	Alternate Director	46	2015 (Class A)
Diana Mondino *	Alternate Director	56	2015 (Class A)
Juan Donnini *	Alternate Director	31	2015 (Class B/C)
Haroldo Montagu *	Alternate Director	35	2015 (Class B/C)
Martín Breinlinger *	Alternate Director	29	2015 (Class B/C)
Esteban Serrani *	Alternate Director	35	2015 (Class B/C)
Ariel Saks *	Alternate Director	28	2015 (Class B/C)

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

The following is a brief description of our current directors’ and alternate directors’ background, experience and principal business activities:

Ricardo Alejandro Torres was born on March 26, 1958.  Mr. Torres holds a degree in Public Accounting from the Universidad de Buenos Aires and a Master’s degree in Business Administration from the Instituto de Altos Estudios Empresariales—Escuela de Negocios de la Universidad Austral.  He has been a member of Pampa Energía’s board of directors since November 2005 and was elected as Vice Chairman in 2013.  Mr. Torres is, since March 2012, Chairman of our Board of directors. He currently serves as director of Bodega Loma de la Lata S.A., CPB, CTG, Loma de la Lata, Energía Distribuida S.A., EASA, PEPCA, HIDISA, HINISA, IEASA, Diamante, Nihuiles, IPB, Pampa Comercializadora S.A., PISA, Pampa Participaciones, Pampa Participaciones II, Petrolera Pampa, Ponderosa Assets Holding I LLC. Ponderosa Assets Holding II LLC, RT Warrants S.A., Transelec, Pop Argentina S.R.L. (Partner), Todos Capital S.R.L. (Partner); Citelec (alternate director), Orígenes Seguros de Vida S.A., Orígenes Seguro de Retiro S.A., and Transba (alternate director).  Also, Mr. Torres is the vocal of the management board of “Fundación Pampa Energía Comprometidos con la Educación.”

Gustavo Mariani was born on September 9, 1970. Mr. Mariani holds a degree in Economics from the Universidad de Belgrano and a Master’s degree in Business Administration from the Universidad del CEMA and also is a Chartered Financial Analyst (CFA) since 1998. He has been a member of our board of directors since November 2005 and was elected as Chairman in 2013.  Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and also served as an investment portfolio manager.  He currently serves as Director of Bodega Loma la Lata S.A., CPB, CTG, Loma de La Lata, GMA Warrants S.A., Transener, Compañía de Inversiones S.A., Citelec, Comunicaciones y Consumo S.A., Consultores Fund Management S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Finance S.A, Dolphin Fund Management S.A., Dolphin Inversora S.A., IEASA, EASA, Transba, Pampa Energía, Energía Distribuida S.A., PEPCA, Grupo Dolphin S.A. Grupo Dolphin Holding S.A., HIDISA, HINISA, Nihuiles, Diamante, IEASA, IPB, Orígenes Seguros de Vida S.A., Orígenes Seguros de Retiro S.A., Pampa Comercializadora S.A., Pampa F&F LLC, Pampa Participaciones II, Pampa Participaciones, Transelec, Petrolera Pampa, CIESA, Sitios Argentinos S.A. and TGS, and as alternate liquidator of CAM Gerenciadora S.A. (en liquidación).  Also, Mr. Mariani is the executive secretary of the management board of “Fundación Pampa Energía Comprometidos con la Educación.”

Pablo Díaz was born on June 26, 1957. Mr. Díaz has been member of our board of directors since 2012. Previously he served as alternate director.  Mr. Díaz currently serves as an advisor to the president of Grupo Dolphin S.A.  He also serves as an alternate director at Transba S.A. and a Director of Inversora Nihuiles S.A., Inversora Diamante S.A., Pampa Participaciones II S.A., Central Térmica Güemes S.A., Inversora Piedra Buena  S.A., Hidroeléctrica Diamante S.A., Hidroeléctrica Nihuiles S.A., Citelec S.A. and Transener S.A.  Previously, he was an Advisor at the Argentine Undersecretary for Electrical Energy (Subsecretaría de Energía Eléctrica) and has held various positions in the electricity industry.

Marcos Marcelo Mindlin was born on January 19, 1964. He has been a member of our board of directors since June 16, 2006. He is a member of the Council of the Americas.  Mr. Mindlin received a Master of Science in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies).  He also holds a degree in Economics from the Universidad de Buenos Aires. In 2008, Mr. Mindlin founded and since that time has directed a charity foundation called “Fundación Pampa Energía Comprometidos con la Educación” whose purpose is to improve childhood development and education.  Mr. Mindlin is also a member and was Chairman of the Board of the Executive Committee of Tzedaka, a leading Jewish-Argentine foundation.  From 1989 to 2004, Mr. Mindlin served as the founder, Senior Portfolio Manager and a shareholder of Grupo Dolphin.  From 1991 to 2003, Mr. Mindlin was also a shareholder, Vice-Chairman and Chief Financial Officer of Inversiones y Representaciones S.A. (IRSA), a leading Argentine real estate company listed on the New York Stock Exchange.  In November 2003, Mr. Mindlin resigned from IRSA to focus his work on Grupo Dolphin.  Mr. Mindlin has extensive expertise in Latin America through his role as Chairman of the board of directors of Grupo Dolphin and several of its affiliates.  From 1999 to 2004, Mr. Mindlin also served as Vice President of Alto Palermo S.A. (a leading owner and operator of shopping centers in Buenos Aires), Vice President at Cresud S.A.I.C. (one of the largest listed agricultural companies in Argentina) and as Director and member of the Executive Committee of Banco Hipotecario, the leading mortgage bank in Argentina.  Mr. Mindlin also serves as director of Pampa Energía S.A., Grupo Dolphin S.A., Dolphin Finance S.A., Electricidad Argentina S.A., IEASA S.A., HINISA, HIDISA, Transelec Argentina S.A., Loma de la Lata, Güemes, Inversora Diamante S.A., Inversora Nihuiles S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Inversora S.A., Piedra Buena, IPB, Petrolera Pampa, Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Participaciones S.A., Bodega Loma de la Lata S.A., PEPCA, Grupo Dolphin Holding S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A. Consultores Fund Management, Sitios Argentinos S.A., Pampa Comercializadora S.A. and Mindlin Warrants S.A.

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

Eduardo Llanos was born on April 29, 1944. He has been a director of Edenor since 2008.  Mr. Llanos served as a member of the Supervisory Committee of Televisión Federal S.A. (Telefé), Telefónica de Argentina S.A. y Telefónica Holding Argentina S.A.  From 1969 to 2000, Mr. Llanos worked at Arthur Andersen / Pistrelli, Diaz y Asociados, in the Auditing Division and the Tax Division.  When he left Arthur Andersen, Mr. Llanos was an International Partner, the Director of Tax Practice for Argentina, Chile, Uruguay, Paraguay and Bolivia and the Director of Operations in Bolivia. From 2000, Mr. Llanos is a partner at Estudio E. Llanos y Asociados. Throughout his career, Mr. Llanos has taught tax and public finance classes at the Universidad de Buenos Aires, Universidad Nacional de Lomas de Zamora and Universidad de Morón.  Mr. Llanos graduated with a degree in Public Accounting from the Universidad de Buenos Aires in 1971.

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

Juan Miguel Cuattromo was born on January 13, 1973.  He has been a member of our board of directors since 2014. He holds a degree in Economics from the Universidad de Buenos Aires, and he has a master degree in Economy from the same institution. He currently serves as Undersecretary of the Undersecretariat of Macroeconomic Programming, under the Ministry of Economy and Public Finance.

Eduardo Setti was born on February 16, 1971. Mr. Setti has been a director of Edenor since 2013. Since July 2009, he holds the position of Chief Officer of Investment Guarantee Fund Sustainability at the ANSeS. He holds a degree in Economics from the Universidad Argentina de la Empresa (UADE).

Eduardo Endeiza was born on October 15, 1975. He is a member of our board of directors since 2012. Actually he works as a Chief Officer of Investment Guarantee Fund Sustainability at ANSES. He holds a Law degree with orientation in Public Administration from the Universidad de Belgrano.

Santiago Durán Cassiet: was born on December 20, 1981. He has been a member of our board of directors since 2014. He holds a Law degree from the Universidad Austral. Actually he works as Senior Layer in the Legal Area of Renewable Energy at ENARSA.

Diego Martin Salaverri was born on August 7, 1964. He has been a member of our board of directors since June 2006. He is a founding partner of the Argentine law firm of Salaverri, Dellatorre, Burgio & Wetzler Malbrán.  He graduated with a degree in law in 1988 from the Universidad Católica Argentina, Buenos Aires.  He is member of the board of directors of Pampa Energía S.A., Estancia María S.A., Socotherm Americas S.A. and ARPHC S.A. He is also a member of the supervisory committee of Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Grupo Dolphin Holding S.A., Dolphin Finance S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A., CIESA and TGS. Until 2007, he was a member of the board of directors of EASA.  Mr. Salaverri resigned from his position as director of EASA at the November 14, 2007 meeting of the board of directors of EASA.  Mr. Salaverri is also an alternate member of the statutory audit committee of GSF S.A. and Partners I S.A.

Damián Miguel Mindlin was born on January 3, 1966.  He has been a member of our board of directors since November 2005.  Mr. Mindlin joined Grupo Dolphin in 1991 as a shareholder and a director.  Since November 2003, Mr. Mindlin has served as Investment Portfolio Manager of Grupo Dolphin.  Also, Mr. Mindlin is the vice president of management board of “Fundación Pampa Energía Comprometidos con la Educación”.  Additionally, he currently serves as director of Pampa Energía S.A., Grupo Dolphin S.A., Dolphin Finance S.A., Electricidad Argentina S.A., IEASA S.A., HINISA, HIDISA, Transelec Argentina S.A., Pampa Participaciones S.A., Güemes, Inversora Diamante S.A., Inversora Nihuiles S.A., Piedra Buena, IPB, Dolphin Créditos S.A., Dolphin Créditos Holding.S.A., Dolphin Inversora S.A., Petrolera Pampa, Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Inversiones, Bodega Loma de la Lata S.A., PEPCA (alternate director), Citelec (alternate director), Grupo Dolphin Holding S.A., ARPHC S.A., Estancia María S.A., Pampa Comercializadora S.A., Consultores Fund Management, Dolphin Fund Management, Pampa F&F and DMM Warrants S.A., Orígenes Seguros de Vida S.A., Orígenes Seguros de Retiro S.A. and Sitios Argentinos S.A., and as liquidator of CAM Gerenciadora S.A. (en liquidación).

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

Mariano Batistella was born on July 31, 1982. He has been a member of our board of directors since 2012. He currently works as Investor Relations Officer, Planning Manager and Special Projects Manager of Pampa Energía S.A. Mr. Batistella worked in investment banking at Goldman Sachs. Mr. Batistella holds a degree in business administration from the Universidad de San Andres and has a postgraduate degree in finance from the same institution.  He currently serves as alternate director for Pampa Energía S.A., CIESA and TGS.

Gerardo Carlos Paz was born on October 24, 1968. Mr Paz holds a law degree from the Universidad Nacional de Córdoba and a Masters in Business Law form the Escuela Superior de Economía y Adminsitración de Empresas.  He currently serves as alternate auditor for CAMMESA, director of Termoeléctrica San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., and alternate director of EASA, HIDISA, HINISA, Pampa Comercializadora S.A., and Guemes.

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

Juan Donnini was born on July 5, 1983. Mr. Donnini has been an alternate director of Edenor since 2014. He holds a degree in Economics from the Universidad Argentina de la Empresa (UADE). Mr. Donnin has a specialization in Oil and Natural Gas Economics from the Instituto Tecnológico de Buenos Aires (ITBA) and he holds a master in finance from the Universidad del CEMA. He currently works as administrative secretary at the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbon Investments, under the Ministry of Economy and Public Finance.

Haroldo Montagu was born on September 19, 1979. He has been an alternate director of Edenor since 2014. Mr. Montagu holds a degree in Economics from the Universidad de Buenos Aires (UBA), he also holds a master degree in political economy from Facultad Latinoamericana de Ciencias Sociales. He is currently in charge of the National Direction of Macroeconomics Politics, under the Ministry of Economy and Public Finance.

Martín Alberto Breinlinger was born on May 4, 1985. He has been an alternate director of Edenor since 2014. Mr. Montagu holds a degree in Economics from the Universidad Nacional de La Plata. He is actually enrolled in a master of econometrics from Universidad Torcuato Di Tella (UTDT). He is currently Analysis of Credit Risk Coordinator of the Credit Risk Management, under the Management Investment of Guarantee Funds of Sustainability – ANSES.

Esteban Serrani was born on August 15, 1979. He has been an alternate director of Edenor since 2014. He holds a degree in Sociology from Universidad de Buenos Aires (UBA). Mr. Serrani has a master degree in social science research with honors, and PhD in Social Sciences in the same institution. He currently works at the Secretary of Political Economic and Development Planning, under the Ministry of Economy and Public Finance.

Ariel Saks was born on March 18, 1987. He has been an alternate director of Edenor since 2015. He holds a degree in Economics from the Universidad de Buenos Aires. He is a researcher of the Study Center from Planning and Development of the Research Economic Institute from the Universidad de Buenos Aires. He coordinates the team of Public Services of the National Directorate of Enterprises with State participation, at the Ministry of Economy and Public Finance.

Compensation

Our board of directors does not have a compensation or remuneration committee.  The aggregate remuneration paid to the members and alternate members of our board of directors, the members and alternate members of our supervisory committee and our senior management during 2014 was Ps. 2.6 million, Ps. 0.3 million and Ps. 54.9 million, respectively.

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

The significant differences between our corporate governance practices and the NYSE standards are listed on our website in compliance with the NYSE requirements. For a summary of these differences see “Item 16. Corporate Governance”.

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

Audit Committee

Pursuant to the Capital Markets Law and CNV rules, Argentine public companies must appoint a comité de auditoría (audit committee) composed of at least three members of the board of directors, a majority of which must be independent in accordance with the criteria set forth by Argentine law. They serve for one-year periods

Pursuant to our by-laws, one director is appointed by holders of our Class A common shares and one by holders of our Class B common shares. Our audit committee’s duties include:

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

•       evaluating plans and performance of the internal audit, and

•       supervising the operations of the complaints channel.

The members of our audit committee are:

Name	Position	Class electing member
Eduardo Llanos (1)	Member	Class A
Maximiliano Alejandro Fernández (1)	Member	Class A
Juan Miguel Cuattromo (1)	Member	Class B/C

(1)       Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934.

Senior Management

The following table sets forth information regarding our senior management:

Name	Current Position	Age
Ricardo Torres	Chairman	56
Edgardo Alberto Volosin	Chief Executive Officer (CEO)	61
Leandro Carlos Montero	Chief Financial Officer (CFO)	38
Daniel Eduardo Flaks	Technical Director	50
Eduardo Maggi	Director of Operations	59
Gerardo Tabakman	Director of Information Technology and Telecommunicationss	39
Victor Augusto Ruiz	Principal Accounting Officer	55

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

The members and alternate members of our supervisory committee are:

Name	Position	Year of appointment (class electing director)
José Daniel Abelovich (1)	Member	2015 (Clase A)
Damián Burgio	Member	2015 (Clase A)
Walter Antoni Pardi (1)	Member	2015 (Clase B/C)
Santiago Dellatorre	Alternate Member	2015 (Clase A)
Marcelo Fuxman (1)	Alternate Member	2015 (Clase A)
Jorge Roberto Pardo (1)	Alternate Member	2015 (Clase B/C)

_______________________

(1)      Independent under Argentine law.

José Daniel Abelovich was born on July 20, 1956. He has been a member of our supervisory committee since 2007.  Mr. Abelovich is a partner of Abelovich, Polano & Asociados/ NEXIA INTERNATIONAL , an auditing firm. Mr. Abelovich also serves as member of the supervisory committees of Abus las Americas I S.A., Agra Argentina S.A., Agro Investment S.A., Agrotech S.A., Agrology S.A., Alto Palermo S.A., Arcos del Gourmet S.A., Baicom Networks S.A., Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., BH Valores S.A.  de Sociedad de Bolsa, BHN Seguros Generales S.A., BHN Sociedad de Inversión S.A., BHN Vida S.A., Bitania 26 S.A., Cactus Argentina S.A., Canteras Natal Crespo S.A., Loma de la Lata, Güemes, Compañía Buenos Aires S.A., Transener, Citelec, Conil S.A., Convexity Sociedad Gerente de Fondos Comunes de Inversión S.A., Cresud SACIF y A, Cyrsa S.A., Dolphin Créditos Holding S.A., Dolphin Créditos S.A., E-Commerce Latina S.A., EASA, Emprendimiento Recoleta S.A., Transba S.A.,  Energía Distribuida S.A., Exportaciones Agroindustriales Argentinas S.A., FCMI ARGENTINA FINANCIAL CORPORATION SA S G F C I, Fibesa S.A., Futuros y Opciones.Com S.A., FYO Trading S.A., Grupo Dolphin Holding S.A., HIDISA, Hoteles Argentinos S.A., Inversora Bolívar S.A., IRSA Inversiones y Representaciones S.A., La Clara de Banderaló SA, Llao – Llao Resorts S.A., Metroshop S.A., Northagro S.A., Nuevas Fronteras S.A., Nuevo Puerto Santa Fe S.A., Orígenes Seguros de Retiro S.A., Palermo Invest S.A., Panamerican Mall S.A., PEPASA, Pluriagro S.A., Pampa Comercializadora, Préstamos y Servicios S.A., Puerto Retiro S.A., Quality Invest S.A., Qualcomm International Inc., Real Estate Investments S.R.L., Shopping Neuquén S.A., Solares de Santa María S.A., Tarshop S.A. and Unicity S.A.  Mr. Abelovich holds a degree in Public Accounting from the Universidad de Buenos Aires.

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

Walter Antonio Pardi was born on April 14, 1961. He has been a member of our supervisory committee since April 2015. Since 1993, Mr. Pardi has served in the internal audit body of the Argentine Government (Sindicatura General de la Nación). He also serves in the supervisory committee for several Argentine companies, including Telam S.E., Nación Leasing S.A. and Operadora Ferroviaria S.E. Mr. Pardi holds a degree in Public Accounting from the Universidad de Buenos Aires.

Santiago Dellatorre was born on January 26, 1967.  He is a founding partner of the Argentine law firm Errecondo, Salaverri, Dellatorre, Burgio & Wetzler Malbrán. He is a director of Envases Plásticos S.A. and Salta Refrescos S.A. He is a member of the statutory audit committees of Desarrollos Gastronómicos S.A.; and an alternate member of the statutory audit committees of Pampa Energía S.A., Central Térmica Loma de la Lata S.A., Bodega Loma de la Lata S.A., IEASA S.A., Pampa Participaciones S.A., Pampa Participaciones II S.A., HIDISA, HINISA, IPB, Transelec Argentina S.A., EPCA S.A. and Electricidad Argentina S.A. Mr Dellatorre received his law degrees with honors from the Universidad Católica Argentina in 1990.

Marcelo Fuxman was born on November 30, 1955.  He has been a member of our supervisory committee since June 2006.  Mr. Fuxman is a partner of Abelovich, Polano & Asociados/ NEXIA INTERNATIONAL, an auditing firm, and managing partner of Real Estate Investments S.R.L.  He currently serves as Director of Agencia Marítima Bluemar S.A. and Agra Argentina S.A., and as a statutory auditor of Agro Investment S.A., BHN Sociedad de Inversión S.A., Agropoly S.A.,  Agropecuaria Cervera S.A., BHN Seguros Generales S.A., BHN Vida S.A., Comercializadora Los Altos S.A., Credud SACIF y A, Cyrsa S.A., E- Commerce Latina S.A., Empalme S.A., Emprendimiento Recoleta S.A., Fibesa S.A., Futuros y Opciones.Com S.A., FYO Trading S.A., Inversiones Ganaderas S.A., Inversora Bolívar S.A., IRSA Inversiones y Reparaciones S.A., Llao-Llao Resorts S.A., Nuevas Fronteras S.A., Palermo Invest S.A., Panamerican Mall S.A., Patagonian Investment S.A., Quality Invest S.A., Shopping Alto Palermo S.A., Shopping Neuquén S.A., Solares de Santa María S.A., Tarshop S.A. and Pampa Comercializadora S.A. and as alternate member of the statutory audit committee of, Compañía Buenos Aires S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Myland S.A., Petrolera Pampa S.A., Alto Palermo S.A., Cactus Argentina S.A., Dolphin Inversora S.A., Grupo Dolphin S.A. and Central Térmica Güemes, Electricidad Argentina S.A., and HIDISA.  Mr. Fuxman holds a degree in Public Accounting from the Universidad de Buenos Aires.

Jorge Roberto Pardo was born on March 31, 1953. Between 1993 and 2008, Mr. Pardo worked at General Union of the Republic of Argentina (la Sindicatura General de la Nación, or SIGEN) in several positions, including as Joint General Statutory Auditor of the Nation.  Between 1983 and 1992 he worked in General Union of State-Owned Companies (Sindicatura General de Empresas Públicas, or SIGEP). Mr. Pardo holds a CPA from the Universidad de Buenos Aires.

Employees

Excluding those employed by us on a temporary basis, Edenor had 4,316 full-time employees as of December 31, 2014, 3,563 full-time employees as of December 31, 2013 and 2,916 full-time employees as of December 31, 2012.

As of December 31, 2014, approximately 87% of our full-time employees were subject to two collective bargaining agreements. After our privatization, we implemented an employee reduction plan to reduce the number of employees from 6,368 employees at the time of the privatization. The employee reductions were primarily effected through an early retirement program. In addition, we implemented an early retirement plan for employees who had already contributed the retirement payments required by law and had less than five years before retirement, offering them monthly payments of 80% of their pre-retirement net salary. Access to this plan is conditioned upon our own approval and the prior separation from us pursuant to a contract signed before the Argentine Ministry of Labor and Social Security or before a public notary according to the legal requirements. In July 1995, we signed two collective bargaining agreements with Sindicato de Luz y Fuerza and Asociación del Personal Superior, the two unions that represent our employees, which are currently in force pursuant to collective bargaining agreements 817/06 “E” (LYF)  y  805/06 “E” (APSEE).  The union agreements have a joint commission integrated by representatives of the Company and the union’s entities, to interpret the agreements and analyze claims and unresolved issues that arise in our daily activities.  The most common issues that arise are related to changes to employment categories, relocation of employees, detailed situations with personnel and the analysis of the suitability of different technological advances. In case of dispute and lack of agreement between the parties, a mediation or arbitration procedure is available. Currently, our relations with the unions are stable.  However, we cannot guarantee that we will not experience any conflicts with our employees in the future, including with our unionized employees in the context of future negotiations of our collective bargaining agreements, which could result in events such as strikes or other disruptions that could have a negative impact on our operations.

On May 28 and October 16, 2014, the Secretariat of Labor (ST) issued Resolutions No.836/14 and No.1,928/14 whereby it established the following: a) a salary increase, until April 30, 2015, for the benefits of Edenor’s employees and contractors who are represented by the Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires) and the Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies) of 15% effective as of May 1, 2014 and of a cumulative 10% as of July 1, 2014; b) a salary increase, from May 1, 2014, in the percentage applicable on account of employee seniority, reaching 2.12% of the basic salary, per year of seniority; and c) a salary increase of 10%  to 18%, from May 1, 2014, in the percentage applicable to the non-calendar week modality of work. The aforementioned salary increases apply also to Edenor’s contractors whose direct employers are included in the collective bargaining agreements of the above-mentioned union/association.

We have outsourced a number of activities related to our business to third party contractors in order to achieve a lower and more flexible cost base and to provide us with the ability to respond more quickly to changes in our market. During 2011, several contractors subscribed collective bargaining agreements with the production union, and their employees acquired benefits similar to our employees. Edenor had 2,271 third-party employees as of December 31, 2014, 2,518 third-party employees as of December 31, 2013 and 2,777 as of December 31, 2012. We calculate our need for third party employees based on our number of employees and the needs that arise in order to provide an adequate service. We only pay for services of third-party employees on the basis of services actually rendered. During 2014, 669 third party employees were included in our stable workforce as full time employees. Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that, if conflicted, contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances. As of December 31, 2014, 2013, 2012 and 2011 indemnification complaints amounted to Ps. 130 million, Ps. 89 million, Ps. 70.0 million and Ps. 53 million, respectively. As of December 31, 2014, the Company established allowances for more than Ps. 49.8 million to cover the obligations that could correspond with such claims.

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

Item 7.         Major Shareholders and Related Party Transactions

The following table sets forth information relating to the ownership of our common shares as of the date of this annual report.

	Class(1)	Shares	Percent Ownership
Electricidad Argentina S.A.(2)	A	462,292,111	51.00%
Employee Stock Participation Program	C	1,952,604	0.20%
Public	B	170,334,532	18.80%
Pampa Inversiones	B	19,463,800	2.10%
ANSES(3)	B	242,999,553	26.80%
Treasury Shares	B	9,412,500	1.00%
Total		906,455,100	100.00%

___________________

(1)   Each class of shares entitles holders to one vote per share.

(2)   All of our Class A common shares have been pledged to the Argentine government to secure our obligations under our concession and cannot be transferred without the prior approval of the ENRE.  See “Item 4. Information on the Company - Business Overview  - Our obligations.” Electricidad Argentina S.A. (EASA) is an Argentine corporation wholly owned by Pampa Participaciones S.A.and IEASA.  Pampa Participaciones S.A. holds 0.01% of the voting stock of EASA and IEASA holds the remainder 99.99% of the capital stock of EASA.  Pampa Energía S.A. currently owns, directly and indirectly, 100% of the capital stock of Pampa Participaciones and IEASA.

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

All of our shares have the same voting rights. As of December, 31 2014, there was one registered shareholder of our ADSs in the United States and 4,813,328 of our ADSs were outstanding. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are residents. We have no information concerning holders with registered addresses in the United States that hold our shares not represented by ADSs.

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

Acquisition by Pampa Energía S.A.  (Formerly Pampa Holding S.A.)

On June 22, 2007, the principal members of Grupo Dolphin, Marcos Marcelo Mindlin, Damián Miguel Mindlin and Gustavo Mariani, and certain other minority investors, signed a stock subscription agreement with Pampa Energía S.A., pursuant to which they agreed to transfer all of the stock of Dolphin Energía and IEASA to Pampa Energía S.A. in exchange for common stock of Pampa Energía S.A. On August 30, 2007, the shareholders of Pampa Energía S.A. approved this transfer of shares, and the CNV and the BASE approved the public offering and listing of its shares in September 2007.  The transaction was consummated on September 28, 2007, and as a result, Pampa Energía S.A. now owns 100% of the capital stock of each of Dolphin Energía and IEASA, which in turn collectively own all of the capital stock of EASA, our controlling shareholder.  The ratio of exchange of common shares of Pampa Energía S.A. and shares of Dolphin Energía and IEASA was determined using the respective averages of the closing prices of Pampa Energía S.A.’s and our shares on the Buenos Aires Stock Exchange during a 10-trading day period ending on August 15, 2007, taking into account, in the case of shares of Dolphin Energía and IEASA, EASA’s stake in us, the net present value of EASA’s outstanding indebtedness and the net present value of fees to be paid by us to EASA under the Financial Services Agreement dated April 4, 2006 between us and EASA.  See “Related party transactions - Financial services agreement with EASA.”

The former shareholders of Dolphin Energía and IEASA, Messrs. Marcos Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, are the controlling shareholders of Grupo Dolphin and are managers of Pampa Energía S.A., an Argentine public company with a market capitalization of U.S. $275.5 million as of December 31, 2013. Pampa Energía S.A. was acquired in November 2005 by certain principals of Grupo Dolphin to serve as a corporate vehicle for private equity investments in Argentina. Through companies under their control, Messrs. Marcos Marcelo Mindlin, Damián Mindlin and Gustavo Mariani currently control approximately 22.77% of the common stock of Pampa Energía S.A.  In addition, Messrs. Marcos Marcelo Mindlin and Damián Mindlin together with Pampa Energía S.A.’s chief executive officers Messrs. Gustavo Mariani and Ricardo Alejandro Torres, hold warrants to purchase, in the aggregate, approximately 22.5% of the common stock of Pampa Energía S.A. (on a fully diluted basis). The board of directors of Pampa Energía S.A. consists of nine directors, of which five are affiliated with Grupo Dolphin, including Mr. Gustavo Mariani who serves as chairman of the board of directors , Marcelo Mindlin,  and Damián Mindlin , members of the board of directors.  The principal executive officers of Pampa Energía S.A., excluding its Co-chief executive officer, are also affiliated with Grupo Dolphin.

In addition to its indirect stake in us, Pampa Energía S.A. owns as of the date of filing of this annual report, several investments in the Argentine electricity sector, including a 50% interest in the controlling shareholder of the principal electricity transmission company in Argentina, Transener and controlling stakes in six generation plants located in the Buenos Aires, Salta, Mendoza and Neuquén provinces (Central Piedra Buena S.A., Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A., Central Térmica Güemes S.A. with two plants, and Central Térmica Loma de la Lata S.A.).

Share Buy-Back Program

On October 23, 2008, we launched a tender offer in Argentina for our Class B common shares at a purchase price of Ps. 0.65 per share 400,000 Class B common shares were validly tendered and purchased pursuant to the offer.

On November 14, 2008, we commenced an open-market share purchase program. Under the terms of the program, we were authorized to purchase our Class B common shares for up to Ps. 45 million, subject to certain volume and price restrictions. The open market share purchase program expired on March 17, 2009. Pursuant to the program we purchased 9,012,500 Class B common shares, at an average price of Ps. 0.65 per share, representing approximately 1.03% of our capital stock. As of the date of filing of this annual report, we held 9,412,500 Class B common shares as treasury stock.

The original term of the open-market share purchase program was extended by resolution of the Ordinary General Meeting of Shareholders of the Company dated March 3, 2011, for the same term, as from November of that year.

On November 18, 2014, the Extraordinary General Meeting of the Company approved an additional extension of three years which will allow for an automatic reduction of capital under the Capital Market Law and develop a proposal to target those shares, which will be submitted for consideration and approval of the relevant corporate bodies.

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

The term of the agreement is five years from September 2005, with each party having the right to terminate it at any time without cause with 60 days prior notice. The consideration to be received by EASA is U.S. $ 2 million per year, plus Argentine value added tax, and is payable in advance in October of each year, or as otherwise agreed by the parties. The Board of directors  of both EASA and us has approved the agreement, and our audit committee has indicated that the agreement was entered into on a commercial arms’ length basis. The payment related to the first year of services was made on April 19, 2006.

In April 2008, our board of directors approved an amendment to the EASA agreement increasing the amount to be paid by us in consideration for the services provided by EASA to U.S. $ 2.5 million, plus Argentine value added tax, payable retroactively from January 1, 2008.

              On August 31, 2010, we signed an amendment to the EASA agreement extending the term of the agreement to five years following September 19, 2010. Our Board of directors  approved the amendment on August 31, 2010.  No other terms of the contract have been modified.

Agreement with Comunicaciones y Consumos S.A.

On March 14, 2007 we entered into an agreement with Comunicaciones y Consumos S.A. (CYCSA), an Argentine company wholly owned by Mr. Marcelo Mindlin, pursuant to which we granted CYCSA the exclusive right to provide telecommunication services to our customers through the use of our network in accordance with Federal Decree 764/2000, which contemplates the integration of voice, data and imaging services through the existing infrastructure of electricity distribution companies such as us. Under the terms of this agreement, CYCSA is responsible for all expenses relating to the maintenance and adaptation of our network for use in providing its telecommunications services. The agreement is valid for ten years commencing on July 11, 2008. The agreement also provides for automatic renewal at the expiration of each term for subsequent five-year periods, unless either party gives notice not less than 120 days prior to the expiration of such term. Under the agreement, CYCSA is required to make periodic requests for access to our network, which we will evaluate and grant based on available capacity in our network. In return for the use of our network, CYCSA will compensate us with 2% of its annual charges to customers, before taxes, as well as 10% of any profits derived from its services. In addition, CYCSA will indemnify us for any liability arising from the rendering of its services through our network. In October 2008, we entered into an amendment to the agreement with CYCSA granting CYCSA the right to use poles and towers of our overhead lines to lay a network of fiber optic cables. The amendment also grants us the right to use part of the capacity of the fiber optic cables

In November 2008, we extended the term of our initial agreement with CYCSA from ten to twenty years.

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

We are not aware of any other contingencies that are reasonably possible and, as of December 31, 2014, there were no losses in excess of the contingencies that we recognized in our financial statements as of and for the year ended December 31, 2014.

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

On November 11, 2010, the judge upheld the claim and ordered that (i) Clause 4.1 of Annex I of Decree No. 1957/06 and Articles 2, 3 and 4 of ENRE Resolution 51/07, which had authorized the retroactive rate increase for the period between 11/1/2005 and 1/31/2007, be annulled; (ii) the fees collected retroactively during such period be repaid to our customers; (iii) the ENRE be instructed to control our distribution of refunds and to report the results to the court; and (iv) each party bear its own court-related costs. On November 25, 2010, we appealed the court’s order and requested that the court’s order be stayed pending a decision on the appeal. On December 2, 2010, the court stayed its order pending a decision on the appeal. On June 1, 2011, the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala V) overturned the judgment of the lower administrative court in our favor. The plaintiff filed a Federal Extraordinary Appeal, which admissibility was granted as of November 3, 2011. On October 1, 2013, the Supreme Court dismissed the appeal. As a result, the decision of the Administrative Court of Appeals in our favor became final.

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

In response to the new tariff schedule, the Defensor del Pueblo de la Nación (National Public Ombudsman, the “Ombudsman”) filed a claim opposing the resolutions that approved the October 1, 2008 tariff schedule and naming us as a third-party defendant.  On January 27, 2009, the ENRE notified us of a preliminary injunction, as a result of the Ombudsman’s claim, pursuant to which we were ordered to refrain from cutting the energy supply to customers challenging the October 2008 tariff increase until a decision is reached with respect to the claim. We have appealed this injunction along with the Argentine government through various legal actions. On August 20, 2013, the Court of First Instance in Federal Administrative Claims (Juzgado en lo Contencioso Administrativo Federal) dismissed the judicial remedy action initiated.

This decision was appealed by the plaintiff and upheld in its entirety by the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala IV) on May 20, 2014. The Ombudsman filed an Federal Extraordinary Appeal with the Supreme Court. At the request of the Company, on September 29, 2014, the relevant court of first instance formally declared the loss of validity of the injunction timely delivered, thus being the authorized to issue the respective dunning notices Company and act in each case as provided in the rules of supply its concession agreement.

However, by Note No. 114,039/14 dated October 11, 2014, the ENRE instructed the Company to refrain from cutting supply to user with unpaid balances until the number of affected users and the amounts owed are reported by the Company and such report’s accuracy is evaluated and confirm by the ENRE.

Once this was accomplished, the relevant court revoked the injunction issued in 2009. The Ombudsman against that decision filed a Federal Extraordinary Appeal, which decision is still pending.

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

The Company answered the complaint denying all its terms and requesting the summoning of CAMMESA as a third-party. The relevant court upheld the third-party summon and CAMMESA answered such third-party summon. The Argentine government answered the complaint filed against it by arguing lack of personal jurisdiction (“Falta de legitimación pasiva”). A decision on this case is pending.

We can give no assurance that these actions or other potential future actions or requests for injunctive relief will not reverse the adjustments we have obtained or block any further adjustments to our tariffs.

Breach of Contract Claims

In March 2010 Consumidores Financieros, Asociación Civil Para Su Defensa, a consumers’ association, instituted an action against us and Edesur in the National Court of First Instance in Federal Administrative Claims Tribunal No. 2, Secretariat 3 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 2, Secretería 3) seeking repayment to customers for alleged excess charges over the course of the past 10 years. The action is based on three claims.  First, the plaintiffs claim a refund for the percentage payment of VAT over a taxable base they allege was inappropriately increased to include an amount that exceeded our and Edesur’s own payments to the wholesale electricity market. Second, the plaintiffs claim a refund for charges relating to interest on payments by customers that the plaintiffs claim we and Edesur failed to adjust to reflect the actual number of days the payment was outstanding. Finally, the plaintiffs claim a refund for late payment charges from 2008 onwards calculated at the rate of the tasa pasiva (the interest rate that Banco de la Nación Argentina pays on deposits) in alleged contravention of the Law of Consumer Defense (Ley de Defensa del Consumidor) in April 2008. We have given express directions to our legal advisors to contest the suit and all related claims and, on April 22, 2010, we answered the complaint and filed a motion to dismiss for lack of standing on the part of the plaintiffs, requesting, at such opportunity, that a summons be served upon the Federal Government, the Federal Tax Administration Agency (“AFIP”) and the ENRE as third-party defendants. Although plaintiffs’ opposition to the requested summons has not been resolved, the proceedings were brought to trial, in response to which we filed a motion for reversal with a supplementary appeal.

The court ordered the summoning as third parties of the Argentine Government, ENRE and AFIP, which was already effected. A decision on this case is pending.

On October 21, 2011, we were notified of a lawsuit filed by the Association for the Defense of Rights of Users and Consumers (Asociación de Defensa de Derechos de Usuarios y Consumidores, or “ADDUC”) requesting that the interviewing Court (i) order the reduction or moderation of penalty interest rates or late payment interests that we charge to customers, because such rates allegedly violate Art. 31 of Law 24,240, and (ii) declare the non-implementation of the agreements or conventions which have stipulated the interest rates that we apply to our customers, and of the administrative regulations on the basis of which we justify the interest charging and (iii) orders the restitution of wrongfully perceived interests of customers provided since August 15, 2008 until the day that we comply with the order of interest reduction. The plaintiff also requested the reinstatement of VAT (21%) and other taxes charged on the portion of charges unlawfully perceived. On November 11, 2011, we answered the complaint and filed a motion to dismiss for both lack of standing and the fact that the claims at issue were being litigated in another lawsuit (lis pendens). The summoning as third-party of ENRE was also requested. On April 8, 2014, the court decided to grant the motion to dismiss on account of the existence of other action pending (lis pendens) and ordered that the proceedings be referred to such other court, to be consolidated with such other case "Consumidores Financieros Asociación Civil c/EDESUR y Otro s/ incumplimiento contractual".

We can give no assurance that these actions or other potential future actions or requests for injunctive relief will not reverse the adjustments we have obtained or block any further adjustments to our tariffs.

Study, Review and Inspection of Works in Public Spaces Fees (TERI)

As of the date of this annual report, we had received assessments and demand for payment notices from the Government of the City of Buenos Aires for a total amount of Ps.28.8 million for this concept.

In our opinion these contributions are not applicable under federal regulation, case law and the procedural status of judicial decisions. Therefore, our management as well as our external legal advisors believe that there is a reasonable basis on which to support our position and have these tax claims rejected by a court of law. Therefore, the probability of an outflow of resources on account of this contingency has been regarded as low.

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

- That the Company’s customers be paid the following amounts as compensation for the power cuts suffered: Ps. 180 to each small-demand residential customer who suffered power cuts that lasted more than 12 continuous hours, Ps. 350 of each of those who suffered power cuts that lasted more than 24 continuous hours, and Ps. 450 to of each of those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

We have filed a direct appeal with the Appellate Court in Contentious and Administrative Federal Matters No. 1, requesting that such resolution be declared null and void. Additionally, we filed a petition requesting interim relief aimed at suspending the application of the fine imposed until a decision on the direct appeal is issued.

On July 8, 2011, we requested that process be served on the ENRE. On October 28, 2011, the court denied the request for interim relief. As a consequence, we filed a Federal Extraordinary Appeal with the Supreme Court which was dismissed. We then filed another appeal with the Supreme Court (“Recurso de Queja por apelación denegada”) requesting review of the rejected federal extraordinary appeal, which as of the date of this annual report had not been resolved.

On Aril 24, 2013, we were notified of the decision of the Appellate Court in Contentious and Administrative Federal Matters No. 1 to deny direct appeal filed by Edenor. On May 3, 2013 and on May 13, 2013, we filed an Ordinary Appeal and an Extraordinary Appeal, respectively, with the Supreme Court. On November 7, 2014, our Ordinary Appeal was rejected and our Federal Extraordinary Appeal, partially granted. Edenor timely submitted an extraordinary appeal on account of the partially denied appeal (“Recurso de Queja por Recurso Extraordinario Denegado”). As of the date of this annual report, the appeals to the Supreme Court on the merits and on the denial of interim relief have not been resolved yet.

As of December 31, 2014, the provision recorded in relation to the aforementioned compensations amounted to Ps. 34.9 million, including principal amount and accrued interest. For further information on this legal proceeding, see “Item 4. Business Overview - Fines and penalties.”

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

This resolution has been challenged by us by means of a direct appeal (“Recurso Directo”), which is pending before the Court of Appeals in Contentions and Administrative Federal Matters (Chamber No. 4). The appeal which was filed on February 4, 2014, has not t been served upon ENRE yet. On December 28, 2012, the Company filed an acción de amparo (judicial remedy action) against ENRE seeking to protect the Company’s constitutional rights relating to the provision of a secure and continuing public service of distribution of energy. To file the amparo the Company has considered unconstitutional the ENRE’s failure to implement the necessary measures to guarantee the provision of the public service of distribution of energy, such as the failure to recognize the CMM adjustments that the Company has requested and the delay in implementing the new tariff structure under the RTI, which have led to an unstable situation that threatens the regular provision of the public service. As a consequence, the Company is seeking to obtain the necessary funds to provide the public service of distribution of energy as contemplated in its concession agreement.

On February 19, 2013, the National Court of First Instance in Federal Administrative Claims Tribunal No. 12 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 12) served summons to ENRE and denied the preliminary injunction requested by the Company. The Company decided to discontinue this action.

As a consequence of Resolution No. 250/13, issued by the SE partially modifying the situation described in the previous paragraph, the Company attempted to resolve throughout the initiated judicial remedy of December 2012 and the requirements of art.12 (abandonment of actions in process). On May 29, 2013, the Company discontinued the action.

On June 28, 2013, we initiated a legal action against the Ministry of Planning, Public Investment and Services pursuant to the acknowledgment process and benefit of litigation without expenses, both entertained by the National Court of First Instance in Federal Administrative Claims Tribunal No. 11 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 12). Breach by the Argentine Government of the agreed terms under the Adjustment Agreement was claimed and compensation of damages sought.

On November 22, 2013, we modified our complaint in order to include additional claims and damages.

 On February 3, 2014, we filed an injunction request (medida cautelar) request to maintain a secure and continuing public service, seeking economic assistance in the transition period. In this presentation, even running shuttle was available to the Ministry of Planning. On of May 27, 2014, the court rejected the injunction request, this decision was confirmed by the Court of Appeals (Chamber No. 5) and notified to us on December 19, 2014.

Resolution No. 32/15 of the SE established that we shall comply with Clause 22.1 of the Adjustment Agreement and suspend any administrative or judicial claims that may have been initiated against the Argentine government in relation to compliance with clause 4.2 of the Adjustment Agreement. As of the date of this annual report, our board of directors was analyzing the scope of this provision and evaluating its impact on us.

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

Amount available for distribution

Dividends may be lawfully declared and paid only out of our retained earnings stated in our yearly financial statements prepared in accordance with IFRS and CNV regulations and approved by the annual ordinary shareholders’ meeting.

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

SIGNIFICANT CHANGES

Except as identified in this annual report on Form 20-F, no significant change in our financial condition has occurred since the date of the most recent audited financial statements contained in this annual report. See “Item 5. Operating and Financial Review and Prospects - Factors Affecting our Results of Operations”, “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources” and “Item 3. Key Information - Risk factors - Risks Relating to Our Business - Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations..”

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

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Year	High	Low	High	Low
2010	2.90	1.26	14.32	6.36
2011	2.71	1.27	13.49	5.26
2012	1.65	0.52	7.03	1.71
2013	3.55	0.67	8.79	1.90
2014	8.70	2.32	16.47	4.93

The following tables set forth, for the periods indicated, the reported high and low sales prices for our shares on the BASE and the reported high and low sales prices for the ADSs on the NYSE.

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2013
First Quarter	1.14	0.66	2.98	1.99
Second Quarter	1.12	0.77	2.49	1.92
Third Quarter	1.82	0.75	4.40	1.90
Fourth Quarter	3.55	1.86	8.79	4.21

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2014
First Quarter	3.60	2.32	7.40	4.93
Second Quarter	6.72	3.60	12.70	7.35
Third Quarter	8.70	6.35	16.47	10.32
Fourth Quarter	8.70	5.38	13.49	9.32

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2014
November	8.70	7.35	13.49	12.21
December	7.50	5.38	12.74	9.37
2015
January	6.39	5.39	10.23	8.90
February	8.00	6.10	13.32	9.86
March	10.90	8.29	18.47	14.31
April	10.30	8.40	17.43	14.24
May (1)	9.07	8.62	15.28	14.24

(1) Represents the corresponding sale prices from May 1 through May 11, 2015.

MARKETS

Trading on the Buenos Aires Stock Exchange

Trading in the Argentine securities market

The securities market in Argentina is comprised of 11 stock exchanges consisting of Buenos Aires, Bahía Blanca, Chaco, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Santa Fe, Salta, Tucumán and Confederado Stock Exchange. Six of these exchanges (Buenos Aires, Rosario, Córdoba, Mendoza, Santa Fe, and La Rioja) have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities. Securities listed on these exchanges include corporate equity and bonds and government securities.

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

Recently, the shareholders of the MERVAL and the BASE entered into a framework agreement to create Bolsas y Mercados Argentinos S.A. for the purposes of operating a stock market in accordance with the requiements of Capital Markets Law. The new entity will be formed by a spin–off of certain assets of the MERVAL relating to its stock market business and the BASE will make further capital contributions to such entity; in addition, an authorization for the public offering in respect of its shares has been requested to the CNV. In addition, the Merval and the BASE entered into memorandums of understanding with Mercado de Valores de Cordoba S.A. to integrate the stock market of Córdoba into a federal stock market managed by Bolsas y Mercados Argentinos S.A., and with several brokers of the city of Santa Fe, Province of Santa Fe, for them to act within such federal market.

As of the date of this annual report, the required authorization from the CNV with respect to the aforementioned spin–off and the public offering of the shares of Bolsas y Mercados Argentinos S.A. is pending.

CNV Resolution No. 17,501/2014 dated September 11, 2014 authorized the BCBA to act as a qualified entity for the purposes of carrying out the activities referred to in paragraph b) of Article 32 of the Capital Markets Law on account of the delegation by the MERVAL pursuant to the “Agreement on Delegation of Functions” dated February 26, 2014 between BCBA and MERVAL. As a result, BCBA is authorized to suspend and cancel the listing or trading of securities in the form prescribed by the applicable regulations. In this context, on January 8, 2015, the MERVAL set the terms on which the delegation to the BCBA is to be implemented to ensure the continuity of securities trading.

Regulation of the Argentine securities market

The Argentine securities market is regulated and overseen by the CNV, pursuant to Capital Markets Law, as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options.  Argentine insurance companies are regulated by a government agency, the Superintendencia de Seguros de la Nación, whereas financial institutions are regulated primarily by the Central Bank.

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

In order to improve Argentine securities market regulation, the Argentine Government issued Decree No. 677/01 on June 1, 2001, which provided certain guidelines and provisions relating to capital markets transparency and best practices. Decree No. 677/01 applies to individuals and entities that participate in the public offering of securities, as well as to stock exchanges. Among its key provisions, the decree broadens the definition of a “security,” governs the treatment of negotiable securities, mandatory and voluntary tender offers, authorizes market stabilization transactions under certain circumstances, governs insider trading, market manipulation and securities fraud, regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies and set forth a number of corporate governance standards including regulations regarding treatment of related party transactions and establishment of independent audit committees in publicly traded companies. Further improvements to Argentine securities market regulations were introduced in December 2011 when the Argentine Congress enacted changes to the Argentine Criminal Code to include insider trading as a criminal offense. Also, on November 29, 2012, the Argentine Government enacted the Capital Markets Law which superseded Law No. 17,811 and Decree No. 677/01.

However, Capital Market Law incorporated most of the provisions established in those regulations. In this respect, the following key provisions of Decree No. 677/01 have been incorporated into the Capital Market Law, among others: the definition of the term “security”; corporate governance requirements, including the obligation for publicly-listed companies to have an audit committee composed of three or more members of the board of directors (the majority of which must be independent under CNV regulations); the regulation of market stabilization transactions under certain circumstances; regulation governing insider trading, market manipulation and securities fraud; and the regulation of going-private transaction and acquisitions of voting shares, including controlling stakes in public companies. In addition, the Capital Market Law included relevant changes for the modernization and future design of the Argentine capital markets, such as granting regulatory powers and resources to the CNV, providing for a mandatory tender offer system and other provisions such as certain requirements for brokers/dealers and other market participants.  These provisions were regulated by the CNV through Resolution No. 622/2013.

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

Description of Capital Stock

We are a public service company incorporated on July 21, 1992 as a sociedad anónima, a limited liability corporation, duly incorporated under the laws of Argentina for a 95 year period and registered on August 3, 1992 with the Public Registry of Commerce of the City of Buenos Aires under Nr. 7041 of Book 111, Volume A of Sociedades Anónimas.

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

Our shareholders authorized a capital increase of 83,161,020 common shares on June 7, 2006 composed of 42,412,120 Class A common shares, 32,432,797 Class B common shares and 8,316,102 Class C common shares.  Our Class B common shares have been listed on the Buenos Aires Stock Exchange since 1995 although they have never been traded effectively on that exchange or any other market. Holders of Class A common shares may convert any Class B common shares they may hold into Class A common shares, on a one-for-one basis, if such conversion would be required to maintain at all times 51% of our outstanding capital stock. Our Class A common shares have been pledged in favor of the Argentine government to secure our obligations under our concession and may not be transferred, not even to shareholders of the same class, without the prior approval of the ENRE.  Under the Adjustment Agreement, these shares may not be transferred until the approval of the RTI.

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

Shareholders’ Liability

Under Argentine corporate law, shareholder liability for a company’s losses is limited to the value of the shareholder’s shareholding in the company. However, shareholders who have a conflict of interest with the company with respect to certain matters and who do not abstain from voting on such matters may be held liable for damages to the company, provided that their votes were involved in the adoption of the relevant decision. In addition, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or the company’s by-laws (or regulations, if any) may be held jointly and severally liable for damages to the company, other shareholders or third parties resulting from the resolution. See also “Item 3. Key Information - Risk factors - Risks related to our ADSs and common shares - Our shareholders may be subject to liability for certain votes of their securities.”

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

•         a decision in favor of our continuation upon delisting or cancellation of our public offering authorization; or

•         a total or partial recapitalization following a mandatory reduction of our capital or liquidation any shareholder that voted against such action or did not attend the relevant meeting may exercise appraisal rights, that is, the rights to withdraw as our shareholder and have its shares cancelled in exchange for the book value of its shares, determined on the basis of our latest Statement of Financial Position, or that should have been prepared, in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within the time frame set forth below.

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

Notices of Meetings

Notices of shareholders’ meetings are governed by the provisions of Argentine Corporations Law. Furthermore, notice of shareholders’ meetings must be published for five days in the Official Gazette, in an Argentine newspaper of wide circulation and in the bulletin of the Buenos Aires Stock Exchange, at least 20 but not more than 45 days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If quorum is not available at such meeting, a notice for a second meeting, which must be held within 30 days of the date on which the first meeting was called, must be published for three days, at least eight days before the date of the second meeting. The above-described notices of shareholders’ meetings may be held simultaneously for the second meeting to be held on the same day as the first meeting, only in the case of ordinary meetings and special shareholder’s meetings of a relevant class of shares. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote of shares entitled to vote.

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

Action may be taken at extraordinary shareholders’ meetings by the affirmative vote of an absolute majority of shares present that are entitled to vote on such action, except that:  the approval of a majority of shares with voting rights (for these purposes non-voting preferred shares shall have voting rights), without application of multiple votes, is required at both the first and second meeting for:  (i) the transfer of our domicile outside Argentina, (ii) a fundamental change of the corporate purpose set forth in our bylaws, (iii) our anticipated dissolution, (iv) the total or partial redemption of shares, or (v) the transformation of our corporate legal status, in which cases resolutions shall be adopted by the affirmative vote of the majority of shares with the right to vote. Preferred shares will be entitled to one vote in these circumstances. Moreover, pursuant to our by-laws, the extension of the company’s duration, the withdrawal from public offering or delisting, the total or partial recapitalization, the merger or spin-off (including if we are the surviving entity) or the termination of the concession agreement for the distribution and sale of electricity, on first and second calls, shall be taken by the affirmative vote of shares representing at least 80% of the outstanding shares entitled to vote, whether present or not at the shareholder’s meeting, without application of multiple votes, if applicable. An amendment to our by-laws requires the prior approval of the ENRE. Shareholder’s meetings shall approve amendments “ad-referendum” of the ENRE.

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

Capital Inflows

Current income and transfers

Any income received by residents on investments is not required to be settled through the MULC, except in the case of companies that purchase foreign direct investment assets totally or partially financed through indebtedness incurred abroad and which required, prior authorization from the Central Bank in order to have access to the exchange market.

In this latter case, those companies must, before accessing the foreign exchange market to make any payment under such financing provide evidence of such settlement of any income received on investments made with the proceeds of indebtedness incurred abroad.

Transfers under the concept of “family aid purposes”, donations and other transfers qualifying as “current” as per international standards are allowed, if certain requirements are met.

Capital

Any transactions involving debts incurred abroad by the private non-financial, financial sectors and local governments in relation to bonds, financial loans (including reverse repurchase transactions), external financial credit facilities and any other transaction involving a disbursement of funds abroad by a foreign creditor by which a foreign indebtedness arises with a non-resident, must be entered into and settled through the MULC (Communications “A” 3,712, “A” 3,972 and “A” 5265).

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

•    Portfolio investments by non-residents designed to acquire holdings of domestic currency and financial assets and liabilities of the financial and private non-financial sectors, provided that they are not made for the primary subscription of debt securities authorized for public offering and listed on self-regulated markets, and/or the primary subscription of shares of resident companies which are authorized for public offering and listed on self-regulated markets.

•    Portfolio investments by non-residents designed to purchase any rights in secondary markets with respect to securities issued by the public sector.

Pursuant to Resolution No. 365/2005 of the Ministry of Economy, by Communication “A” 4,377 the following transactions were included in Communication “A” 4,359 from June 29, 2005:

•    Portfolio investments by non-residents for the primary subscription of securities issued by the Argentine Central Bank.

•    Amounts entering into the domestic foreign exchange market from sales of foreign assets owned by private sector residents, for any amount exceeding the equivalent of U.S.$ 2 millon for each calendar month, among all the entities authorized to conduct foreign exchange transactions.

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

•    Inflows of foreign currency amounts into the foreign exchange market from a contribution of direct investments in the country and sales of equity interests in local companies to direct investors, provided that the entity taking part in the transaction has executed the documents required under Communication “A” 5,532, as amended and supplemented.

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

•    Financial indebtedness of the private non-financial sector as to foreign creditors, provided that such indebtedness is incurred and repaid within an average life of not less than two years, including in the respective calculation any payments of principal and interest, and allocated to an investment in non-financial assets (Communication “A” 4,377).

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

Inflows of funds in the framework of Law N° 26,860

By Communications “A” 5,437 and “A” 5468 the Central Bank established the foreign exchange rules applicable to the inflows of funds in the framework of the Asset Disclosure Regime (“Regimen de exteriorización de activos”) set forth by Law N° 26,860, as amended and supplemented.

Capital Outflows

Payment of services

As a general rule, no restrictions are applicable to payments made abroad for services provided by non-residents (Communication “A” 3,826 as amended by Communication “A” 5,264). Access to the MULC for such payments requires the filing of documentation by residents evidencing the authenticity of the transaction, the type of service rendered and the amount to be transferred abroad.

However, certain particular services, such as payment of royalties, corporate services, technical and professional services and commercial commissions, when (i) rendered between direct or indirect related parties; and/or (ii) the beneficiary of the payment is a resident in a non-cooperative jurisdiction for fiscal purposes (or the payment is made to an account located in such jurisdictions), require prior authorization of the Central Bank, unless the amount paid by calendar year is equal to or less than U.S.$ 100,000.

Rent payments (interest, profits and dividends)

Access to the MULC is admitted for the payment of interest by the financial and private non-financial sectors (Communication “A” 4,177 as amended by Communication “A” 5,264), subject to the satisfaction of the following requirements:

•    Access is not permitted prior to 10 calendar days in anticipation of the maturity date of each interest payment.

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

Access to the local exchange market for the payment of principal installments under indebtedness incurred abroad by participants in the private non-financial sector, pursuant to the rules published under Communication “A” 4,177, as amended and restated by Communication “A” 5,265, is allowed under the following terms:

•    At any time within 10 calendar days prior to the relevant due date, provided any applicable minimum permanence period has been complied with.

•    On an early date within periods longer than 10 days, provided any applicable minimum permanence period has been complied with and one of the following conditions is satisfied:

o    If the payment involved is not part of a debt restructuring process, the foreign currency amount to be prepaid under the external indebtedness must not be higher than the current value of the prepaid portion of such indebtedness, or else such prepayment must be 100% set off by the entry of new foreign financing for a current amount not exceeding the debt being prepaid.

o    If the payment involved is part of a restructuring of indebtedness incurred abroad, the new terms of the indebtedness and cash payment being made must not entail an increase in the current indebtedness amount. Communication “A” 4,960 describes clearly the method to be used for the calculation of the current debt value based on the interest rate implied in the exchange rates quoted in any futures markets operating in the country.

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

Other provisions

Sales of foreign currency to non-residents

Communication “A” 4,662 and amending Communications “A” 4,692, “A” 4,832, “A” 5,011, “A” 5163, “A” 5237”, “A” 5241, “A” 5602 and “A” 5649, published  a rearrangement of certain regulations and new applicable rules governing access to the foreign exchange market by non-residents (as defined in the IMF Balance of Payments Manual – fifth edition, chapter IV).

In this respect, no prior Central Bank approval is required for any of the following transactions conducted by non-residents in so far, provided that all the requirements established in each case have been satisfied:

•    Purchase of foreign currency to be transferred abroad, provided the purchaser has executed the documents required under the above regulations, including, in the cases set forth below, when the relevant transactions are conducted or correspond to payments received in the country in relation to:

o    Financial indebtedness derived from foreign loans from non-residents.

o    Recovery of claims arising from the bankruptcy of domestic companies and collection of debts under reorganization proceedings, provided that the non-resident customer has been the owner of the claim and such claim has been recognized in court under the bankruptcy or insolvency proceedings by a final and conclusive judgment.

o    The repatriation of direct investments in the private non-financial sector, in companies that are not the controlling entities of domestic financial entities and/or real estate, provided that: (i) the investor evidences the settlement of the funds through the MULC (for investments made on or after October 28, 2011, as explained with more detail below); (ii) the investor is recorded as having maintained such investment in the country for at least 365 calendar days, under the following concepts; and (iii) the foreign beneficiary is not an individual or legal person with residence, constituted or domiciled in jurisdictions, territories or states considered as non-cooperative for fiscal purposes as per article N° 1 of Decree N° 589/13:

•         Sale of the direct investment.

•         Final liquidation of the direct investment.

•         Capital decrease by decision of the domestic company.

•         Reimbursement of irrevocable contributions made by the local company.

o    Receipt of payments for services or settlement of the sale of other portfolio investments (and any income derived therefrom), provided that: (i) the investor evidences the settlement of the funds through the MULC; (ii) the investor is recorded as having maintained such investment in the country for at least 365 calendar days ; (iii) the foreign beneficiary is not an individual or legal person with residence, constituted or domiciled in jurisdictions, territories or states considered as non-cooperative for fiscal purposes as per article N° 1 of Decree N° 589/13; and (iv) such payments in conjunction do not exceed the equivalent of U.S.$ 500,000 per calendar month for each individual or legal entity, in relation to all the entities authorized to conduct foreign currency transactions. Such repatriation of portfolio investments include, among others: portfolio investments in shares and equity interests in local companies, investments in local mutual funds and trusts, purchase of loan portfolios consisting of loans extended to residents by local banks, purchase of invoices and promissory notes for domestic commercial transactions, investments in domestic bonds issued in Argentine Pesos and foreign currency and payable locally, and purchase of other domestic loans.

o    Indemnities under rulings entered by local courts in favor of non-residents.

•    Purchase of foreign currency or foreign currency banknotes, provided the amount does not exceed the equivalent of U.S.$ 5,000 per calendar month for all the entities authorized to conduct foreign exchange transactions.

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

Subsequently, Communication “A” 5,236 established that entities taking part in transactions involving persons whose transactions exceed U.S.$ 250,000 per calendar year will be required to determine that the amounts of any purchased foreign currency do not exceed:

                       (i)     For individuals: (a) their respective assets reported as investments in local financial assets and their Argentine Peso cash holdings, as reflected in their most recent personal assets tax return, (b) the amounts resulting from the sale in Argentina and in Argentine Pesos of any non-financial assets subject to registration and of foreign currency, as reflected in the individual’s most recent tax return and its income for the period, (c) income for the calendar year and subject to income tax withholdings, (d) income for the year on financial assets and not subject to income tax, and (e) amounts received during the year as inheritance. Evidence of the entity’s determination accompanied by any relevant supporting documents showing that the purchase of foreign currency was effected with funds derived from the aforementioned sources shall remain in the entity’s records for inspection by the Argentine Central Bank; and

                      (ii)     For legal entities: the amount of their respective shareholders’ equity as shown in their financial statements for the most recently ended fiscal year, minus any investments in foreign assets as of such date, foreign currency denominated deposits in local entities, interests held in other local entities, distribution of profits and dividends approved after the issuance of the Statement of Financial Position, plus any earnings obtained after the end of the fiscal year and any sales of foreign currency in the domestic market.

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

Up to July 5, 2012, the purchase of foreign currency by Argentine residents and legal persons incorporated under Argentine law was permitted for the following purposes (provided that certain additional requirements were met) for up to a maximum amount of U.S.$ 2 million per calendar month under the Central Bank Communications mentioned above (the “BCRA Communications”):

                       (i)     real estate investments abroad;

                      (ii)     loans granted to non-residents;

                    (iii)     direct investments abroad by residents;

                    (iv)     portfolio investments abroad of natural persons;

                     (v)     other foreign investments of residents;

                    (vi)     portfolio investments abroad of legal persons;

                  (vii)     purchase of currency for its holding within Argentina; and

                 (viii)     purchase of travelers’ checks and donations.

However, the Communication No. 5,318 of the Central Bank dated July 5, 2012 suspended the effectiveness of the above mentioned provision for an undetermined period of time. This means that nowadays, local residents are not allowed to a) purchase foreign currency to apply it to the transactions set forth from (i) to (viii) above; and b) wire funds abroad under such concepts, except for the following concepts:

Access to the MULC is allowed regarding proceeds of new foreign issues of bonds and other debt securities that are publicly offered and traded at regulated markets of local governments and/or private non-financial sector if simultaneously with such access to the MULC, the funds are used to purchase foreign currency to be deposited in local financial entities, for 90% of the settled funds and for a term of at least 180 calendar days, if certain requirements are met.

Communication “A” 5,643 established the possibility of applying this exception to the inflows of foreign financing and direct investments; provided however that they shall be subject to the rules set forth by Decree N° 616/05.

Access to the MULC by individuals for the purchase of foreign currency without specific purpose is allowed provided that such purchase is in accordance with the income declared by the individuals to AFIP and the quantitative parameters set forth by such agency for the purchase of foreign currency in accordance with the Foreign Exchange Transactions Programme (Programa de Consulta de Operaciones Cambiarias) published at AFIP’s web page from time to time.

Resident companies that are authorized to render international transport services are allowed to purchase foreign currency to cover expenses that must be paid in cash abroad (such as fuel) in relation to the countries that are signatories of the International Terrestrial Transport Agreement (Acuerdo de Transporte Internacional Terrestre).

As of the date of filing of this annual report, it is not clear when (or even if) the effectiveness of the BCRA Communications shall be restored by the Central Bank. In this regard, please note that the BCRA Communications were not abrogated but suspended for an undetermined period of time.

Capital markets

Transactions involving securities that are conducted in stock exchanges and self-regulated securities markets must be paid by any of the following means: a) in Argentine Pesos, in any of the different manners permitted under payment systems, b) in a foreign currency by means of an electronic transfer of funds from and to demand deposit accounts maintained in local financial entities, and c) by wire transfer from a foreign account. These transactions for the sale and purchase of securities may in no event be settled by means of a payment in foreign currency banknotes or by a deposit in custody or third-party accounts (Communication “A” 4,308).

Survey of security issues and other external obligations of the private financial and non-financial sectors

By Communication “A” 3,602, dated May 7, 2002, the implementation of an External Liabilities and Security Issues Survey was decided. The statements included in this survey correspond to the existing indebtedness at the end of each calendar quarter and must be filed by any individuals and legal entities of the private financial and non-financial sectors with any kind of liabilities as to foreign residents. All individuals and legal entities in the private financial and non-financial sector must report their outstanding foreign indebtedness (whether in Argentine Peso or foreign currency-denominated) at the end of each quarter. Such reports must be filed through financial entities, with the nature of sworn statements. The debts incurred and repaid within the same calendar quarter need not be reported.

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

On April 13, 2000, the Argentine Congress enacted Law No. 25,246 (as amended by Laws No. 26,087, 26,119 and 26,268, and No. 26,683, the “Money Laundering Law”, which establishes an administrative criminal system and supersedes various sections of the Argentine Criminal Code relating to money laundering. The Money Laundering Law defines money laundering as a crime, stating that a crime is committed whenever a person converts, transfers, manages, sells, encumbers, or otherwise uses money, or any other assets, connected with a crime with the possible result that the original or substituted assets may appear to be of a legitimate origin, provided the value of the assets exceeds Ps. 300,000, whether such amount results from one or more transactions. Also, under Law No. 26,683 money laundering is defined as a separate crime against the economic and financial order, independent from the legal concept of concealment, which is an offense against the Public Administration. Thus, the separate money laundering crime may be penalized independently, whether or not the money launderer took part in the crime from which the proceeds of which are being laundered.

In addition, the Money Laundering Law created the Financial Information Unit (hereinafter “UIF”), under the Argentine Ministry of Justice, Security and Human Rights, which is in charge of handling and transmitting information in order to prevent the laundering of assets originating from:

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

•    Crimes involving terrorist financing (Section 213 quater of the Argentine Criminal Code);

•    Extortion (Section 168 of the Argentine Criminal Code);

•    Tax crimes contemplated by Law No. 24,769; and

•    Human trafficking.

Argentina’s Money Laundering Law, like other international money laundering laws, does not designate sole responsibility to the Argentine government for the monitoring of these criminal activities, but rather also delegates certain obligations to various private sector entities such as banks, stockbrokers, stock market entities, and insurance companies. These obligations essentially consist of information gathering functions, such as:

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

In February, 2012, based on paragraph 15 of Section 20 of the Money Laundering Law, the CNV issued General Resolutions No. 602 (the “Resolution 602”) and No. 603 (the “Resolution 603”), amending Chapter XXII (Prevention of Money Laundering and the Financing of Terrorism) of the CNV rules. CNV regulations provide that brokers and brokerage firms, and companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or lease of securities affiliated with stock exchange entities with or without associated markets and intermediary agents registered on forwards or option markets, individual or legal entities, acting as trustees, for any type of trust fund, and individuals or legal entities, owners of or related to, directly or indirectly, with trust accounts, trustees and grantors in the context of a trust agreements, must comply with the standards set by the UIF. Additionally, companies managing common investments funds, any person acting as placement agent or performing activities relating to the trading of common investment funds, any person acting as placements agent in any primary issuance of marketable securities, and any issuer with respect to capital contributions, irrevocable capital contributions for future issuances of stock or significant loans, must also comply with such regulations. In particular, they must comply with the obligation regarding customer identification and required information, record-keeping, precautions to be taken to report suspicious operations and policies and procedures to prevent money laundering and financing of terrorism. With respect to issuers, CNV regulations provide that any entity performing significant capital contributions or loans must be identified as to whether or not it is a shareholder at the time of the contributions, and must meet the requirements for general participants in the public offering of securities, provided in the CNV regulations and the UIF regulations, especially with regards to the identification of such persons and to the origin and legality of the funds and loans provided.

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

The CNV, by Resolution No. 602/12, prescribed that “any persons under the jurisdiction of this Commission and falling within the scope of section 1 of this Chapter, shall only be able to carry out any transactions therein contemplated under the public offering system, when such transactions are carried out or ordered by persons organized, domiciled or resident in dominions, jurisdictions, territories or associated States not included in the list contained in Executive Decree No. 1344/98”, pursuant to which Regulations were issued under Decree No. 1,037/00 (regulating Income Tax Law No. 20,628, as amended, and published by UIF in its website.

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

Class B Capital Gains Tax

Resident individuals.

The Income Tax Reform introduced by Act No. 26,893 provided for the taxability of resident individuals’ income resulting from the disposition of shares not listed on stock exchanges or securities markets as authorized by the CNV, irrespective of the frequency or regularity of such operations. This income is subject in all cases to the 15% tax rate.

Foreign beneficiaries.

Pursuant to the previously mentioned Income Tax Reform, all income resulting from the purchase and sale, exchange or other disposition of shares earned by foreign beneficiaries will be subject to the income tax, whether or not they are listed on stock exchanges or securities markets and/or have an authorization for public offering, or if they do not meet such requirements. A 13.5% effective income tax withholding rate will apply to foreign individual and legal entities.

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

Tax on credits and debits on bank accounts

Money amounts paid through bank checking accounts in Argentine banks are subject to a 0.6% tax levied on credits, and a 0.6% tax levied on debits. In certain cases, an increased rate of 1.2% and a reduced rate of 0.075% may apply. Any payments deposited in saving accounts are exempt, in principle, from this tax. The tax is withheld by the banking institution.

The movement of funds in some special checking accounts is exempt from this tax (Central Bank Communication “A” 3250), when such accounts have been created in the name of foreign legal entities, and to such an extent they are solely used to make financial investments in Argentina (see Section 10, paragraph (s), of the annex to Executive Decree No. 380/2001).

 The owners of bank accounts on which the tax is levied at 0.6% and 1.2% rates may compute 34% and 17%, respectively, of the amounts paid under this tax on amounts credited to their accounts as a payment on account of income tax, presumed minimum income tax and/or the special contribution or cooperative capital.

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

Dividends

The gross amount of distributions that investors receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid in Argentine Pesos will be included in an investor’s income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars.  A U.S. holder will have a tax basis in such Pesos for U.S. federal income tax purposes equal to the U.S. Dollar value on the date of such receipt.  Any subsequent gain or loss in respect of such Pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income from U.S. sources for foreign tax credit purposes. If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2014 taxable year. In addition, based on  our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2015 taxable year.

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

Foreign Tax Credit Considerations

Investors should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits. If no such rules apply, investors may claim a credit against their U.S. federal income tax liability for Argentine taxes withheld from cash dividends on the ADSs, so long as they have owned the ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. It is unclear whether the Argentine personal assets tax (as described in “ - Argentine Tax Considerations”) is treated as an income tax for U.S. federal income tax purposes. If the Argentine personal assets tax is not treated as an income tax for U.S. federal income tax purposes, a U.S. holder would be unable to claim a foreign tax credit for any Argentine personal assets tax withheld. A U.S. holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations.  The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involve the application of complex rules that depend on a U.S. holder’s particular circumstances. Investors should consult their own tax advisors regarding the creditability or deductibility of such taxes.

U.S. Information Reporting and Backup Withholding Rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder a) is a corporation or other exempt recipient or b) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.  Investors may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim or refund with the Internal Revenue Service and filing any required information.

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

Before making a distribution, the depositary will deduct any withholding taxes that must be paid.  See “Taxation”.  It will distribute only whole U.S. Dollars and cents and will round fractional cents to the nearest whole cent.  If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, holders of ADSs may lose some or all of the value of the distribution.

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

As of December 31, 2014, we had no material exposure to interest rate risk because all our outstanding financial debt bore interest at fixed rates. See Note 5.1 to our financial statements for further information. In addition, we had no material exposure to commodity price risk because our commodities represented less than 1.55% of our operating expenses.

Foreign Currency Risk

As of December 31, 2014, the potential loss to Edenor that would result from a hypothetical 10% change in foreign currency exchange rates, after giving effect to the impact of the change on our assets and liabilities denominated in foreign currency as of December 31, 2014, was approximately Ps. 166.8 million, primarily due to the increase in the principal amount of, and debt service payments on, our foreign currency indebtedness.

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

On January 20, 2006, we launched a voluntary exchange offer and consent solicitation to the holders of our then-outstanding financial debt. All of these holders elected to participate in the restructuring and, as a result, on April 24, 2006, we exchanged all of our then-outstanding financial debt for three series of newly-issued notes, which we refer to as the restructuring notes. As of the date of this annual report, all of the restructuring notes have been repaid and cancelled. For a description of our debt following the restructuring see “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Debt”.

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

Item 15.       Controls and Procedures

a)       Disclosure Controls and Procedures.

                Management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15e of the Securities Exchange Act of 1934 as of December 31, 2014.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation, management, including the chief executive officer and chief financial officer concluded that as of December 31, 2014, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

b)       Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The company’s internal control over financial reporting includes those policies and procedures that:

                                 i.            pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

                                ii.            provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

                              iii.            provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (1992) in Internal Control-Integrated Framework.  Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2014.

The effectiveness of the Company´s internal control over financial reporting as of December 31, 2014 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report, which is included herein.

c)        Attestation Report of the Registered Public Accounting Firm

Reference is made to the report of the Price Waterhouse & Co. S.R.L. on page [F-102] of this annual report.

d)       Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.              Audit Committee Financial Expert

Our board of directors has determined that Eduardo Llanos, an independent member of our board of directors, under Argentine law and Rule 10A-3, is an “audit committee financial expert” as defined in Item 16A of Form 20F under the Securities and Exchange Act of 1934.  See “Item 6. Directors, Senior Management and Employees - Directors and Senior Management - Audit Committee”.

Item 16B.    Code of Ethics

        Our company adopted a code of ethics in May 1999, which applies to all of our employees, including our principal executive, financial and accounting officers. In 2012, we reviewed and updated our code of ethics, and we posted a copy of our revised code of ethics on our website at http://www.edenor.com.ar.

Item 16C.    Principal Accountant Fees and Services

Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers network) acted as our independent registered public accounting for the fiscal years ended December 31, 2014, 2013 and 2012. The chart below sets forth the services rendered to us by Price Waterhouse & Co. S.R.L. and the fees billed in each year for those services (including related expenses), and breaks down these amounts by category of service in Pesos:

	Year ended December 31,
	2014	2013
Audit fees	Ps. 3,293,718	Ps. 4,896,023
Audit-related fees	32,500	131,830
Tax fees	-	-
All other fees	-	-
Total	Ps. 3,326,218	Ps. 5,027,853

All of our audit fees and audit-related fees, contained in the above table were billed by Price Waterhouse & Co. S.R.L., independent registered public accounting firm.

                Audit-related fees in the above table are mainly for certifications.

We have adopted pre-approval policies and procedures under which all services provided by our external auditors must be pre-approved by the audit committee as set forth in our internal policies. Any service proposals submitted by external auditors need to be discussed and approved by the committee during its meetings, which take place at least four times a year. Once the proposed service is approved, we formalize the engagement of services. The approval of any services to be provided by our external auditors is specified in the minutes of our audit committee.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any affiliated purchaser has engaged in share repurchases during the year ended December 31, 2014.

Item 16F.    Change in Registrant’s Certifying Accountant

                Not applicable.

Item 16G.    Corporate Governance

Pursuant to Rule 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE), we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards.  Our corporate governance practices are governed by our bylaws, Argentine corporate and securities law (including the Argentine Corporations Law, the Capital Markets Law No. 26,386) and the regulations issued by the Argentine National Securities Commission (Comisión Nacional de Valores), such as the Corporate Governance Code CNV’s General Resolution No. 606/2012 (the “CGC”).

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

The CNV’s Regulations, specifically Article 11 of Section III, Chapter III, Title II I, indicate the criteria for establishing independence of a director. They provide that any director who does any of the following is not independent:

(i)                   Is a member of the board of directors of or employee of any of the shareholders with material holdings[1] in the company or of other companies whose shareholders have direct or indirect material holdings;

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

1 Under Argentine law, a “material holding” is defined as any shareholding equivalent to at least 15% of a company’s capital stock.

SECTION 303A.03. This rule requires regular scheduled meetings of non-executive directors to increase the involvement and efficiency of such director.

N Neither Argentinelaw norEdenor’sbylawsrequirethatanysuch meetingsbeheld.

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

Edenor’s Audit Committee is required to give an opinion about the reasonableness of a director’s fees and stock option plans (if applicable), as proposed by our Board of directors .

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

Item 18.       Financial Statements

Our financial statements are included in this annual report beginning on page F-1.

Item 19.       Exhibits

Documents filed as exhibits to this annual report:

1.1

Estatutos sociales (corporate bylaws) of Empresa Distribuidora y Comercializadora Norte S.A. (English translation) (previously filed as Exhibit 3.1 to Edenor’s Registration Statement on Form F-1 (File No. 333-141894) on April 4, 2007 and incorporated by reference herein.)

2.1

Form of Deposit Agreement among Empresa Distribuidora y Comercializadora Norte S.A., The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts (previously filed as Exhibit 4.1 to Edenor’s Amendment No. 2 to Registration Statement on Form F-1 (File No.333-141894) on April 20, 2007 and incorporated by reference herein.)

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

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima
By: /s/ Leandro Carlos Montero
Name: Leandro Carlos Montero Title: Chief Financial Officer

Date: May 12, 2015

EDENOR S.A.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014 and 2013

Together with the Auditor’s Report and

the Supervisory Committee’s Report

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

Parent company: Electricidad Argentina S.A. (EASA)

Legal address: 3302 Ortiz de Ocampo, Building 4, City of Buenos Aires

Main business of the parent company:  Investment in Edenor’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.54%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2014

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 16)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C	1,952,604
906,455,100

(1)            Includes 9,412,500 treasury shares as of December 31, 2014 and 2013.

Edenor S.A.

Statement of Financial Position

as of December 31, 2014 and 2013

(Stated in thousands of pesos)

	Note	12.31.14	12.31.13
ASSETS

Non-current assets
Property, plant and equipment	9	6,652,482	5,189,307
Interest in joint ventures	7	432	427
Deferred tax asset	24	87,167	-
Other receivables	11	249,235	199,395
Total non-current assets		6,989,316	5,389,129

Current assets
Inventories	14	73,970	83,853
Other receivables	11	250,307	522,112
Trade receivables	12	882,949	803,095
Financial assets at fair value through profit or loss	13	254,447	216,434
Cash and cash equivalents	15	179,080	243,473
Total current assets		1,640,753	1,868,967
TOTAL ASSETS		8,630,069	7,258,096

Edenor S.A.

Statement of Financial Position

as of December 31, 2014 and 2013 (Continued)

(Stated in thousands of pesos)

	Note	12.31.14	12.31.13
EQUITY
Share capital	16	897,043	897,043
Adjustment to share capital	16	397,716	397,716
Additional paid-in capital	16	3,452	3,452
Treasury stock	16	9,412	9,412
Adjustment to treasury stock	16	10,347	10,347
Other comprehensive loss		(39,862)	(28,277)
Accumulated losses		(893,107)	(113,391)
TOTAL EQUITY		385,001	1,176,302

LIABILITIES
Non-current liabilities
Trade payables	18	231,105	220,796
Other payables	19	1,644,587	944,718
Borrowings	21	1,598,442	1,309,949
Deferred revenue	20	109,089	33,666
Salaries and social security taxes payable	22	62,858	25,959
Benefit plans	23	150,355	102,691
Deferred tax liability	24	-	73,427
Tax liabilities	25	3,164	4,406
Provisions	27	112,095	83,121
Total non-current liabilities		3,911,695	2,798,733
Current liabilities
Trade payables	18	3,299,891	2,481,308
Other payables	19	187,096	147,177
Borrowings	21	33,961	40,583
Derivative financial instruments		5,895	-
Deferred revenue	20	764	-
Salaries and social security taxes payable	22	610,649	420,857
Benefit plans	23	10,566	-
Tax liabilities	25	160,483	182,469
Provisions	27	24,068	10,667
Total current liabilities		4,333,373	3,283,061
TOTAL LIABILITIES		8,245,068	6,081,794

TOTAL LIABILITIES AND EQUITY		8,630,069	7,258,096

The accompanying notes are an integral part of the Financial Statements

Edenor S.A.

Statement of Comprehensive (Loss) Income

for the years ended December 31, 2014, 2013 and 2012

(Stated in thousands of pesos)

	Note	12.31.14	12.31.13	12.31.12
Continuing operations
Revenue	28	3,598,376	3,440,691	2,976,182
Electric power purchases		(1,878,088)	(2,050,295)	(1,740,231)
Subtotal		1,720,288	1,390,396	1,235,951
Transmission and distribution expenses	29	(2,825,062)	(2,055,285)	(1,344,116)
Gross loss		(1,104,774)	(664,889)	(108,165)

Selling expenses	29	(657,909)	(548,256)	(352,938)
Administrative expenses	29	(496,762)	(324,768)	(249,395)
Other operating income	30	52,409	61,580	32,263
Other operating expense	30	(318,678)	(142,777)	(150,211)
Gain from interest in joint ventures		5	5	3
Income from non-reimbursable customer contributions		764	700	-
Operating loss before SE Resolution 250/13 and subsequent Notes		(2,524,945)	(1,618,405)	(828,443)
Higher costs recognition - SE Resolution 250/13 and subsequent Notes	2.c.III	2,271,927	2,933,052	-
Operating (loss) profit		(253,018)	1,314,647	(828,443)

Financial income	31	238,972	287,068	75,505
Financial expenses	31	(592,013)	(504,854)	(225,976)
Other financial results	31	(328,013)	(273,110)	(168,106)
Net financial expense (income)		(681,054)	(490,896)	(318,577)
(Loss) Profit before taxes		(934,072)	823,751	(1,147,020)

Income tax	24	154,356	44,116	116,717
(Loss) Profit for the year from continuing operations		(779,716)	867,867	(1,030,303)

Discontinued operations		-	(95,108)	16,887
(Loss) Profit for the year		(779,716)	772,759	(1,013,416)

(Loss) Profit for the year attributable to:
Owners of the Company		(779,716)	771,739	(1,016,470)
Non-controlling interests		-	1,020	3,054
(Loss) Profit for the year		(779,716)	772,759	(1,013,416)

(Loss) Profit for the year attributable to the owners of the parent
Continuing operations		(779,716)	867,867	(1,030,303)
Discontinued operations		-	(96,128)	13,833
		(779,716)	771,739	(1,016,470)

Edenor S.A.

Statement of Comprehensive (Loss) Income

for the years ended December 31, 2014, 2013 and 2012 (Continued)

(Stated in thousands of pesos)

	Note	12.31.14	12.31.13	12.31.12
Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	23	(17,823)	(20,951)	7,937
Tax effect of actuarial income on benefit plans	24	6,238	7,333	(2,778)
Total other comprehensive loss from discontinued operations		-	-	(2,104)
Total other comprehensive losses		(11,585)	(13,618)	3,055

Comprehensive income for the year attributable to:
Owners of the parent		(791,301)	758,121	(1,013,204)
Non-controlling interests		-	1,020	2,843
Comprehensive income (loss) for the year		(791,301)	759,141	(1,010,361)

Comprehensive (loss) profit for the year attributable to the owners of the parent
Continuing operations		(791,301)	757,101	(1,025,145)
Discontinued operations		-	1,020	11,941
		(791,301)	758,121	(1,013,204)

Basic and diluted (loss) earnings per share:
Basic and diluted (loss) earnings per share from continuing operations	32	(0.87)	0.97	(1.15)
Basic and diluted (loss) earnings per share from discontinued operations	32	-	(0.11)	0.02

The accompanying notes are an integral part of the Financial Statements.

Edenor S.A.

Statement of Changes in Equity

for the years ended December 31, 2014, 2013 and 2012

(Stated in thousands of pesos)

	Attributable to the owners of the parent
	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Legal reserve	Other comprehen- sive loss	Retained earnings / Accumulated deficit	Subtotal equity	Non-controlling interests	Total equity
Balance at January 1, 2012	897,043	986,142	9,412	10,347	21,769	64,008	(17,925)	(539,411)	1,431,385	415,801	1,847,186

Sale of subsidiaries	-	-	-	-	-	-	-	-	-	(365,499)	(365,499)
Distribution of dividends - Aeseba S.A.	-	-	-	-	-	-	-	-	-	(5,811)	(5,811)
Absorption of accumulated losses - Shareholders' Meeting of 04/27/2012	-	(588,426)	-	-	(18,317)	(64,008)	-	670,751	-	-	-
Increase of non-controlling interest of discontinued operations	-	-	-	-	-	-	-	-	-	23,773	23,773
(Loss) gain for the year	-	-	-	-	-	-	-	(1,016,470)	(1,016,470)	3,054	(1,013,416)
Other comprehensive income for the year	-	-	-	-	-	-	3,266	-	3,266	(211)	3,055

Balance at December 31, 2012	897,043	397,716	9,412	10,347	3,452	-	(14,659)	(885,130)	418,181	71,107	489,288

Absorption of accumulated losses - Shareholders' Meeting of 04/25/2013	(89,704)	(397,716)	(941)	(10,347)	(3,452)		-	502,160	-	-	-
Reversion of absorption of accumulated losses - Shareholders' Meeting of 12/20/2013	89,704	397,716	941	10,347	3,452	-	-	(502,160)	-	-	-
Sale of subsidiaries	-	-	-	-	-		-	-	-	(72,127)	(72,127)
Profit for the year	-	-	-	-	-		-	771,739	771,739	1,020	772,759
Other comprehensive loss for the year	-	-	-	-	-		(13,618)	-	(13,618)	-	(13,618)
Balance at December 31, 2013	897,043	397,716	9,412	10,347	3,452	-	(28,277)	(113,391)	1,176,302	-	1,176,302
Loss for the year	-	-	-	-	-		-	(779,716)	(779,716)	-	(779,716)
Other comprehensive loss for the year	-	-	-	-	-		(11,585)	-	(11,585)	-	(11,585)
Balance at December 31, 2014	897,043	397,716	9,412	10,347	3,452	-	(39,862)	(893,107)	385,001	-	385,001

The accompanying notes are an integral part of the Financial Statements.

Edenor S.A.

Statement of Cash Flows

for the years ended December 31, 2014, 2013 and 2012

(Stated in thousands of pesos)

	Note	12.31.14	12.31.13	12.31.12
Cash flows from operating activities
(Loss) Profit for the year		(779,716)	772,759	(1,013,416)
Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plant and equipment	9	237,639	212,148	192,554
Loss on disposals of property, plant and equipment	30	959	1,230	1,849
Net accrued interest		334,094	196,626	182,605
Exchange differences	31	427,896	365,759	192,879
Income tax	24	(154,356)	(44,116)	(116,717)
Allowance for the impairment of trade and other receivables, net of recovery	29 and 30	19,692	33,699	54,415
Adjustment to present value of receivables	31	(8,128)	(2,378)	2,196
Provision for contingencies	30	75,417	36,033	24,780
Other expenses - FOCEDE	30	97,701	-	-
Changes in fair value of financial assets	31	(67,591)	(16,097)	(39,053)
Accrual of benefit plans	23	51,425	22,540	20,364
Gain from interest in joint ventures		(5)	(5)	(3)
Higher costs recognition - SE Resolution 250/13 and subsequent Notes	2.c.III	(2,271,927)	(2,933,052)	-
Net gain from the repurchase of Corporate Bonds	31	(44,388)	(88,879)	-
Discontinued operations		-	168,628	287,788
Changes in operating assets and liabilities:
Increase in trade receivables		(55,276)	(48,471)	(306,043)
Increase in other receivables		(127,832)	(111,942)	(15,300)
Decrease (increase) in inventories		9,883	(42,692)	(18,297)
Increase (decrease) in deferred revenue		76,187	(700)	16,908
Increase in trade payables		(528,353)	(87,028)	207,684
Increase in salaries and social security taxes payable		226,689	95,319	88,759
Decrease in benefit plans		(11,017)	(7,904)	(3,989)
Decrease in tax liabilities		(28,704)	(44,888)	43,380
Increase in other payables		162,316	262,007	40,868
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)		482,929	491,947	410,674
Net decrease in provisions		(33,042)	(25,299)	(12,050)
Subtotal before variations of debts with Cammesa		(1,907,508)	(794,756)	242,835
Increase in account payable and loans with Cammesa		3,455,498	2,231,477	295,714
Net cash flows generated by operating activities		1,547,990	1,436,721	538,549

Edenor S.A.

Statement of Cash Flows

for the years ended December 31, 2014, 2013 and 2012 (Continued)

(Stated in thousands of pesos)

	Note	12.31.14	12.31.13	12.31.12
Cash flows from investing activities
Acquisitions of property, plant and equipment	9	(1,400,140)	(892,431)	(537,903)
Net (payment for) collection of purchase / sale of financial assets at fair value		(64,625)	(97,399)	37,770
Loans granted		-	-	(536)
Collection of financial receivables with related companies		-	2,051	142,372
Collection of receivables from sale of subsidiaries - SIESA		2,976	2,940	-
Discontinued operations		-	(124,246)	(232,131)
Net cash flows used in investing activities		(1,461,789)	(1,109,085)	(590,428)

Cash flows from financing activities
Loans taken		-	-	751
Repayment of principal on loans	21	(424)	(25,535)	(36,480)
Payment of interest on loans	21	(155,251)	(176,976)	(128,893)
Discontinued operations		-	25,388	136,786
Net cash flows used in financing activities		(155,675)	(177,123)	(27,836)

Net (decrease) / increase in cash and cash equivalents		(69,474)	150,513	(79,715)

Cash and cash equivalents at the beginning of year	15	243,473	71,108	130,509
Cash and cash equivalents at the beginning of year included in assets of disposal group classified as held for sale		-	11,154	28,305
Exchange differences in cash and cash equivalents		5,081	10,698	3,163
Net (decrease) / increase in cash and cash equivalents		(69,474)	150,513	(79,715)
Cash and cash equivalents at the end of year	15	179,080	243,473	82,262

	Nota	12.31.14	12.31.13	12.31.12

Supplemental cash flows information
Non-cash investing and financing activities

Financial costs capitalized in property, plant and equipment	9	(123,861)	(24,532)	(6,405)

Acquisitions of property, plant and equipment through increased trade payables	9	(144,833)	(126,419)	-

Decrease from offsetting of PUREE-related liability against receivables (SE Resolution 250/13 and subsequent notes)	2.c.III	(574,010)	(1,661,105)	-

Decrease from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13 and subsequent notes)	2.c.III	(2,218,424)	(1,152,266)	-

Decrease in financial assets at fair value from repurchase of Corporate Bonds	21	91,638	165,085	-

Increase in financial assets at fair value from subsidiary sale		-	(334,340)	-

Decrease of other receivables for collection of receivables from related companies with corporate bonds		-	52,840	-

Net increase of trade receivables from sale of assets of disposal group classified as held for sale		-	(44,627)	-

Acquisitions of property, plant and equipment through increased FOTAE debt	34	(32,939)	(48,960)	-

The accompanying notes are an integral part of the Financial Statements.

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

On September 1, 1992, EASA took over the operations of EDENOR S.A.

The corporate purpose of EDENOR S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by EDENOR S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In fiscal years 2014, 2012 and 2011, the Company recorded negative operating and net results, and both its liquidity level and working capital, even in fiscal year 2013, were severely affected. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its real higher costs (“CMM”), as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%.

In spite of the above-mentioned situation, it is worth mentioning that, in general terms, the quality of the electricity distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years has also been satisfied. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, the Company has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact thereof on the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service in a satisfactory manner in terms of quality and safety.

The Company has made a series of presentations before control agencies, regulatory authorities and courts in order to jointly instrument the necessary mechanisms to contribute to an efficient and safe provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand.

Although the partial recognition of higher costs (as stipulated in Section 4.2 of the Adjustment Agreement) for the period May 2007 through December 2014, implemented by SE Resolution 250/13 and SE Notes 6852/13, 4012/14, 486/14 and 1136/14 represented a significant step towards the recovery of the Company’s economic and financial situation, the effects thereof did not allow for the absorption of neither operating nor investment costs or for the payment of financial services.  The constant increase in the operating costs that are necessary to maintain the level of the service, and the delay in obtaining genuine rate increases will continue to deteriorate the Company’s operating results, demonstrating that this recognition has been insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires.

As a consequence of that which has been previously described, the Company has permanently maintained during the last four fiscal years a working capital deficit, inasmuch as it has neither the necessary nor the adequate conditions to come to the financial market to make up the deficit of both its operations and the investment plans necessary to maintain the quality of the service, object of the concession. Furthermore, the negative results recorded by the Company as of December 31, 2014 consume 100% of the reserves and more than 50% of its share capital; therefore the Company is subject to compliance with the provisions of Section 206 of the Argentine Business Organizations Law which provides for the mandatory capital stock reduction

In view of the above, the Company has obtained from the Federal Government the granting of loans for consumption (mutuums) in order to be able to afford specific aspects, such as: a) the salary increases granted to Company employees represented by the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union) as from May 1, 2014 and other benefits, applicable also to those contractors whose employees are included in the collective bargaining agreements of the aforementioned union (Note 5.b); and b) the investment plan due to the temporary insufficiency of the funds obtained from the fixed charges established by Resolution 347/12 (Note 2.c.VI).

Additionally, on March 13, 2015, the Official Gazette published SE Resolution 32/15, issued by the Energy Secretariat, which, addressing the need for the adjustment of the economic and financial situation of distribution companies and considering it necessary that urgent and temporary measures should be adopted in order to maintain the normal provision of the public service, object of the concession, provides, among other issues, for the following:

•            That a temporary increase in income be granted to Edenor as from February 1, 2015 on account of the Tariff Structure Review (RTI), in order for the Company to cover the expenses and afford the investments associated with the normal provision of the service, which will not be transferred to customers but rather paid for by the Federal Government.

•            That the PUREE-related funds collected by the Distribution Company, as from the previously mentioned date, be regarded as the Distribution Company’s income on account of the RTI and earmarked to cover the higher costs of the provision of the service.

•          That Sale Settlements with Maturity Dates to be Determined (Liquidaciones de Venta con Fecha de Vencimiento a Definir - LVFVD) be issued in favor of the Company for the CMM surplus amount net of the offsetting pending at January 31, 2015,  and for the amounts generated to afford the salary increases deriving from the application of Resolution 836 of the Ministry of Labor, Employment and Social Security pursuant to which the Company received Loans for consumption (Mutuums); allowing the Company to offset LVFVD against both the outstanding balances of Loans for consumption (Mutuums) and other debts with the MEM up to the amounts thereof.

•            That a payment plan to be defined with the Company for the settlement of the remaining debts with the MEM be implemented by CAMMESA.

•            That the actions prior to the carrying out of the RTI be performed by the ENRE.

•            That the income granted be exclusively earmarked for the settlement of debts with the MEM, the payment of salaries and the making of payments to suppliers of goods and services related to the provision of the electricity distribution service.

•            That the provisions of the Adjustment Agreement (clauses 22.1 and 22.2) concerning the suspension of the administrative or judicial claims that may exist in relation to the compliance with clause 4.2 of the above-mentioned Agreement be observed by distribution companies.

Based on the cost increase estimates and financial projections made by the Company, considering the previously detailed measures of SE Resolution 32/15, the Board of Directors believes that financial resources will be available, at least during fiscal year 2015, to cover not only the operating costs and debt interest payments, but also part of the investment plans, assuming the payment plan to be defined with CAMMESA for the settlement of the remaining debt with the MEM will conform to the generation of surplus cash flows. Compliance with the investment plans will depend on whether the assistance received until now under the respective Loan for consumption (Mutuum) continues.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013

Although these temporary measures help decrease the degree of uncertainty concerning the Company’s financial ability for the next 2015 fiscal year, the Board of Directors believes that the sustainable recovery of the economic and financial equation of the public service, object of the concession, will fundamentally depend on the application of a Tariff Structure Review that takes into consideration the permanent development of operating costs, that allows for the payment of the required investments to meet the increasing demand with the quality levels stipulated in the Concession Agreement, that makes it possible to have access to financing sources and cover the corresponding costs and that allows, at the same time, for the generation of a reasonable return on the investment.

The Company Board of Directors will continue to take steps before the regulatory authority aimed not only at monitoring the compliance with and effectiveness of the temporary measures adopted until now but also at obtaining compliance with the provisions of both the Adjustment Agreement and SE Resolution 32/15 concerning the carrying out of the RTI.

To date, the outcome of the RTI continues to be uncertain as to both its timing and final form.

Furthermore, although the conditions of uncertainty existing in previous fiscal years have been mitigated as compared to short-term projections by the temporary measures adopted by the Federal Government, it cannot be assured that such measures will continue to be effective after this first year of application inasmuch as the effectiveness thereof will depend on the increase of costs in subsequent periods and the availability of resources of the Federal Government to absorb them and, at the same time, continue with the assistance provided through the Loans for consumption (Mutuums), until the RTI is resolved in a satisfactory manner.

These financial statements have been prepared in accordance with the accounting principles applicable to a going concern because in the Company’s opinion the issuance of SE Resolution 32/15 provides a greater degree of certainty concerning the financial conditions existing prior to the issuance thereof and constitutes a reasonable basis for the commencement of the Tariff Structure Review.

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

If the Company repeatedly fails to comply with the obligations assumed in the Concession Agreement, the grantor of the concession will be entitled to foreclose on the collateral granted by the majority shareholders by means of the pledge of the Class A shares and sell them in a Public Bid. This, however, will not affect the continuity of the Holder of the concession. This situation may also occur if after the publication of the electricity rate schedule resulting from the Tariff Structure Review (RTI), the Company, the Company shareholders representing at least two thirds of the share capital, and/or the former Company shareholders do not submit their waivers to the rights to claim or abandon the actions filed as a consequence of Law 25,561, which in part depends on the decisions of third parties. At the date of issuance of these financial statements, there have been no events of non-compliance by the Company that could be regarded as included within the scope of this situation.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

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

On July 7, 2007 the Official Gazette published ENRE Resolution No. 467/07 pursuant to which the first management period is extended for 5 years to commence as from the date on which the Review of the Company Tariff Structure (RTI) goes into effect, which has not yet occurred. Its original maturity would have taken place on August 31, 2007.

Furthermore, in accordance with the provisions of ENRE Resolution No. 467/07, the commencement of the aforementioned process for the sale of the shares shall take place when the five-year tariff period beginning after the ending of the RTI comes to an end.

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

c.     Electricity rate situation

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

Additionally, on February 5, 2007 the Official Gazette published ENRE Resolution No. 51/07 which approves the electricity rate schedule resulting from the RTT, applicable to consumption recorded as from February 1, 2007. This document provides for the following:

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

                      II.     Tariff Structure Review (RTI)

On July 30, 2008, the Energy Secretariat issued Resolution 865/08 which modifies Resolution 434/07 and establishes that the electricity rate schedule resulting from the RTI will go into effect in February 2009. At the date of issuance of these financial statements, no resolution has been issued concerning the application of the electricity rate schedule resulting from such process.

The ENRE began the Tariff Structure Review Process with the issuance of Resolution 467/08. On November 12, 2009, the Company made its revenue request presentation for the new period, which included the grounds and criteria based on which the request was made. As from that moment, the Company has made successive and reiterated presentations aimed at ending the aforementioned process as well as obtaining the new electricity rate schedule. Among them, a Preliminary Administrative Action (“Reclamo Administrativo Previo”) was filed before the Ministry of Federal Planning, Public Investment and Services in March 2012 and a petition for the immediate resolution thereof was made in October 2012. In the Company’s opinion, this claim has come to an end due to the issuance of SE Resolution 250/13 dated May 2013.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

Additionally, in June 2013, the Company filed a complaint against the Federal Government claiming full compliance with the Adjustment Agreement and compensation for damages due to the non-compliance of the commitments established therein. The complaint was amended so as to extend it in November 2013 (See Note 8.h). In February 2014 a petition for the granting of a precautionary measure was filed with the Federal Court requesting that the Federal Government be compelled to provide the Company with economic assistance during the course of litigation. The petition was rejected in both first and second instance in June and December 2014, respectively. Due to the provisions of section 14 of SE Resolution 32/15, at the date of issuance of these financial statements, the Company Management is analyzing the steps to be followed with regard to the suspension of any administrative claim and/or judicial action brought against the Federal Government, the Energy Secretariat and/or the ENRE concerning compliance with clause 4.2 of the Adjustment Agreement and the provisions of clauses 1 and 13 of SE Resolution 32/15.

                   III.     PUREE - CMM (Program for the Rational Use of Electric Power - Cost Monitoring Mechanism) – Resolution 250/13

On May 7, 2013, the Energy Secretariat issued SE Resolution 250/13, whereby it:

a)       Authorized the values of the adjustments resulting from the Cost Monitoring Mechanism (CMM) for the period May 2007 through December 2014, determined in accordance with Section 4.2 of the Adjustment Agreement, but without initiating the review process contemplated in the event of variations exceeding 5%.

b)      Assessed the Company’s debt as of December 31, 2014 deriving from the application of the Program for the Rational Use of Electric Power (PUREE) for the period May 2007 through December 2014.

c)       Authorized the Company to offset until December 2014 the debt indicated in paragraph b) against and up to the amount of the receivables established in paragraph a), including interest, if any, on both amounts.

d)      Instructed CAMMESA to issue Sale Settlements with Maturity Dates to be Determined (LVFVD) for the CMM surplus amounts after the offsetting process indicated in paragraph c) has been carried out.

e)      Authorized CAMMESA to receive LVFVD as part payment for the past due debts deriving from the economic transactions of the Wholesale Electricity Market (MEM).

f)        Instructed the Company to assign the credits from the surplus LVFVD, if there were any, after having complied with that established in the preceding paragraph, to the trust created under the terms of ENRE Resolution 347/12 (FOCEDE).

The Energy Secretariat extended the application of the aforementioned resolution and amplifying note by means of SE Notes 6852/13, 4012/14, 486/14 and 1136/14 dated November 6, 2013, June 24, 2014, October 9, 2014 and December 18, 2014, respectively.

Additionally, and in accordance with sections 8 and 9 of SE Resolution 250/2013 –which recognize the Company’s right to apply to the payment of its debts with the MEM the amount receivable deriving from the CMM for economic transactions, with charge to the Unified Fund– the Company transferred in lieu of payment the trade liability it has with CAMMESA for energy purchases by applying the balance of the CMM receivable recognized by the ENRE, but not offset, in the periods covered by SE Resolution 250 and the extensions thereof.

Moreover, SE Note 4012/14 not only states that this measure is temporary and exceptional in nature but also establishes that the signing of an integral and instrumental agreement, or equivalent alternative, will be promoted in order to address the regulatory, economic, financial, quality-related and sustainability aspects of the public service, object of the concession, as well as the extension of the transitional period of the concession agreement until December 31, 2016.  As of the date of issuance of these financial statements, this has not been instrumented.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The impact of SE Resolution 250/13 and subsequent Notes on the Statement of financial position is summarized below:

	2013			2014
	SE Res. 250/13	SE Note 6852/13	Subtotal	SE Note 4012/14	SE Note 486/14	SE Note 1136/14	Subtotal	Total
Other receivables
Cost Monitoring Mechanism (1)	2,254,953	723,629	2,978,582	735,534	833,660	702,733	2,271,927	5,250,509
Net interest CMM - PUREE	172,939	24,571	197,510	108,218	36,231	13,337	157,786	355,296
Other payables - Program for the rational use of electric power	(1,387,037)	(274,068)	(1,661,105)	(168,426)	(187,665)	(217,919)	(574,010)	(2,235,115)
Trade payables - CAMMESA	(678,134)	(474,132)	(1,152,266)	(1,038,047)	(682,226)	(498,151)	(2,218,424)	(3,370,690)
LVFVD to be issued	362,721	-	362,721	(362,721)	-	-	(362,721)	-

(1)      Includes CMM amounts receivable recognized in prior fiscal years for $ 45.5 million.

In view of the above, the Company challenged and rejected debit notes issued by CAMMESA for a cumulative total of $ 866.2 million relating to compensatory interest and late payment charges, because in its opinion the delays in the settlement of the amounts receivable are not attributable to the Company.

In the same way, the Company has not recognized the interest accrued in its favor on the recognition of CMM amounts for a value of $ 652.2 million because in its opinion the respective offsetting operates with the issuance of the resolution and the successive amplifying notes.

At the date of issuance of these financial statements, and as a consequence of both that which has been indicated in the preceding caption e) and section 10 of SE Resolution 32/15, the Company is currently negotiating with CAMMESA the payment plan, the amounts, terms and conditions, and interest rate to be applied to outstanding balances.

                    IV.     Electricity rate schedules

The Energy Secretariat issued Resolution 1169/08 which approved the new seasonal reference prices of power and energy in the Wholesale Electricity Market (“MEM”). Consequently, the ENRE issued Resolution 628/08 which approved the values of the electricity rate schedule to be applied as from October 1, 2008. The aforementioned electricity rate schedule included the transfer of the increase in the seasonal energy price to tariffs, with the aim of reducing Federal Government grants to the electricity sector, without increasing the Company’s distribution added value.

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

Furthermore, on November 30, 2012, Edenor S.A. was notified of SE Resolution 2016 that approved the MEM Summer Scheduling for the November 1, 2012-April 30, 2013 period, calculated in accordance with the “Scheduling of Operation, Load Dispatch and Price Calculation Procedures”. Additionally, it establishes the application as from November 1, 2012 of the Subsidized Seasonal Reference Prices defined in Appendix I for each Distribution Agent identified therein. It is also established that the Un-Subsidized Seasonal Reference Price in the MEM is kept at an annual average value of $320 Mwh, and that the values to be transferred to final tariffs are in no case to exceed the Un-Subsidized Reference Prices established for each Distribution Agent.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The purpose of the Program for the Rational Use of Electric Power, PUREE, created by SE Resolution 415/04 and regulated by SE Resolutions 552/04 and 745/05, is to work on the demand for electricity, promoting energy savings so as to generate surpluses that may be used by those users, like industries, whose energy needs increase as a consequence of the growth in the level of the economic activity.

As in previous years, SE Resolution 1037/07, ratified by SE Note 1383/08, continued to produce effects. The aforementioned resolution modified the earmarking of the funds resulting from the application of the PUREE, being it possible to deduct therefrom a) the amounts paid by the Company as Quarterly Adjustment Coefficient (“CAT”) implemented by Section 1 of Law No. 25,957, to calculate the total value of the National Fund of Electricity (FNEE); and b) the amounts corresponding to the electricity rates adjustments due to the application of the CMM established in the Adjustment Agreement, until the transfer to the tariff of either of the aforementioned concepts, as applicable, is recognized.

                      V.     SE Resolution 32/15

On March 11, 2015, the Energy Secretariat issued SE Resolution 32/15, whereby it:

a)     Grants a temporary increase in income to Edenor effective as from February 1, 2015, and on account of the Tariff Structure Review, in order for the Company to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession.

The additional income will arise from the difference between the “Theoretical electricity rate schedule” included in the resolution and the electricity rate schedule currently applied to each customer category, according to the ENRE’s calculations, which are to be informed to the Energy Secretariat and CAMMESA on a monthly basis. The above-mentioned funds will be contributed by the Federal Government and transferred to the Company by CAMMESA.

b)     Establishes that, as from February 1, 2015, the PUREE-related funds to which SE Resolution 745/05 refers (Note 2.c.IV) will be regarded as part of the Company’s income on account of the RTI and earmarked to cover the higher costs of the provision of the public service, object of the concession.

c)     Authorizes the Company to offset, until January 31, 2015, the PUREE-related debts against and up to the amount of the CMM established receivables, including interest, if any, on both concepts.

d)     Instructs CAMMESA to issue LVFVD in favor of the Company for the surplus amounts in favor of the Company, resulting from the offsetting process indicated in the preceding paragraph, and for the amounts owed by the Company under the Loans for consumption (Mutuums) granted for higher salary costs.

e)     Instructs CAMMESA to implement a payment plan to be defined with the Company, with the prior approval of the Energy Secretariat, for the settlement of the remaining balances in favor of the MEM.

f)      Establishes that the Company will neither distribute dividends nor use the income deriving from this resolution to pay loans with financial entities, restructure financial debts, acquire other companies, grant loans, or carry out other transactions that are not strictly related to the payment of its obligations with the MEM, the payment of salaries of the Company’s own or hired personnel or the making of payments to suppliers of goods and/or services related to the provision of the public service of electricity distribution.

g)     Establishes that the Company shall observe the provisions of clause 22.1 of the Adjustment Agreement and suspend any administrative claim and/or judicial action it may have brought against the Federal Government, the Energy Secretariat and/or the ENRE in relation to the compliance with clause 4.2 of the Adjustment Agreement and the provisions of clauses 1 and 13 of this resolution.

At the date of issuance of these financial statements, the Company Management is analyzing the steps to be followed as indicated in section 14 of SE Resolution 32/15 in relation to that which has been detailed in the preceding caption g).

At the date of presentation of these financial statements, the Company has received $ 708.2 million temporary increase in income and 160 million PUREE, according to what has been indicated in the previous section, a) and b) respectively of this notice.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

                    VI.     ENRE Resolution 347/12

On November 23, 2012, the ENRE issued Resolution 347 pursuant to which distribution companies were authorized, as from the issuance thereof, to include in the bills a fixed amount for small-demand (T1) customers and a variable amount for medium and large-demand (T2 and T3) customers, to be calculated on a percentage of power charges. Such amounts, which are clearly indicated in the bills sent to customers, constitute a special account, which is managed by a Trust, to be exclusively used for the execution of distribution infrastructure works and corrective maintenance of each distribution company’s facilities. This Trust will be administered by an Implementation Committee comprised of 5 members: 1 from the Economy and Public Finance Ministry, 2 from the Ministry of Planning, 1 from CAMMESA and 1 from the ENRE.

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

In the aforementioned Addendum it is agreed that Nación Fideicomisos S.A., in its capacity as trustee, will issue, in accordance with the public offering system authorized by the National Securities Commission (CNV), “Debt Securities” (VRD) to be offered to the market for a nominal value of up to $ 312.5 million. The proceeds will be used to pay the Company’s investment plan.

On July 4, 2013, VRDs for $ 250 million were issued through a private placement. A subsequent public offering of these debt securities, with the possibility of being paid-in in kind is estimated. The VRD will accrue interest at the Private BADLAR rate plus a spread of 4% and will be amortized in 5 years with increasing installments.

In this regard, said agreement stipulates that payment obligations under the VRD will be solely and exclusively the obligations of Nación Fideicomisos S.A. (to the extent that the trust assets are sufficient) and will not imply in any way whatsoever any guarantee or recourse against the Company, which in no case will be liable for the non-payment, whether total or partial, of any amount owed under the VRD or any other concept contemplated by the Trust Agreement duly signed. Moreover, and in view of the fact that up to now the only income of the trust derives from the Company’s contributions and, also, that the VRD have accrued interest that will have to be paid by the trust assets, the Company has decided to record a provision for an amount equivalent to the trust’s net financial charges, which has been recorded as other payables and charged to other operating expense.

Additionally, on January 3, 2014, by Resolution 3/2014 of the Ministry of Federal Planning, Public Investment and Services, it was established that the investments to be made with the funds of the Fund for Electric Power Distribution Expansion and Consolidation Works (Fondo para Obras de Consolidación y
Expansión de Distribución Eléctrica - FOCEDE) will be decided by the Management Control and Coordination Undersecretariat, which will provide the necessary instructions for the carrying out of the works and investments under the FOCEDE to the Implementation Committee of the trust created by ENRE Resolution 347/12 as well as to electricity distribution companies Edenor S.A. and Edesur S.A.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

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

                 VII.     Loans for consumption (mutuums) and assignments of secured receivables

As described in Note 1, due to the delay in obtaining the Tariff Structure Review, which would make it possible to restore the economic and financial equation of the concession, the Company lacks the necessary conditions to come to the financial market to make up the deficit of both its operations and the investment plans necessary to maintain the quality of the service, object of the concession. In order to deal with this situation, the Company has obtained from the Federal Government a series of measures such as the issuance of ENRE Resolution 347/12 (Note 2.c.VI) and SE Resolution 250 (Note 2.c.III), and the granting of loans for consumption (mutuums) to help it cope with its cash needs for specific purposes.

The obligations deriving from this assistance are classified as Other payables and the relating costs as financial expenses, due to both the fact that they result from the lack of adjustment of the Electricity Rate Schedule, which depends exclusively on the Federal Government’s resolution, and the fact that such assistance has been granted under these special circumstances. Therefore, such obligations do not constitute financing decisions made by the Company in the ordinary course of business.

The loans for consumption (mutuums) granted up to now are detailed below:

1) Extraordinary Investment Plan - Temporary insufficiency of the revenue deriving from the FOCEDE

By virtue of the measures adopted by the Ministry of Planning and due to the fact that the funds of the FOCEDE are insufficient to cover the estimated disbursements of the Investment Plan, the Company has requested of the respective authorities that it be provided with funding assistance, which has been called Extraordinary Investment Plan.

Consequently, on September 26, 2014, the Energy Secretariat, by Resolution 65/14, instructed CAMMESA to enter into a Loan for consumption (Mutuum) and assignment of secured receivables agreement with the Company for a total of $ 500 million to cover the Extraordinary Investment Plan as a consequence of the temporary insufficiency of the revenue deriving from Resolution 347/12, mentioned in caption V of this note. The aforementioned agreement was entered into on September 30, 2014. On December 18, 2014, said agreement was extended, as instructed by the Energy Secretariat to CAMMESA, for an additional amount of $ 159.4 million. Subsequent to year-end, on January 13 and March 13, 2015, were signed two new extensions for an additional amount of $ 1.04 billion and $ 304.7 million, respectively.

As of December 31, 2014, the debt related to this concept amounts to $ 208.8 million (comprised of $ 200 million principal and $ 8.8 million in accrued interest) which is disclosed in the Other non-current payables account.

Furthermore, as security for the performance of the obligations assumed and the repayment of the funds granted, the Company agreed to assign and transfer in favor of CAMMESA, as from the end of the grace period that the Energy Secretariat will estipulate along with the methodology and terms for the reimbursement of the funds, the amounts receivable which the Company may have with the MEM (Wholesale Electricity Market) up to the actual amount of the funds granted. At the date of issuance of these financial statements, the Company does not have any amount receivable with the MEM.

                At the date of presentation of these financial statements, the Company has received an additional amount of $ 447.8 million for this concept.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

2) Higher salary costs

On June 24, 2014, by Note 4012/14, the Energy Secretariat instructed CAMMESA to enter into a Loan for consumption (Mutuum) and assignment of secured receivables agreement with the Company in order to pay the higher salary costs indicated in Note 5.2. The aforementioned agreement was entered into on July 10, 2014.

                The agreement will be guaranteed by the Company with the assignment of the future surplus Sale Settlements with Maturity Dates to be Determined (LVFVD) to be issued, as a result of the application of SE Resolution 250/13, as described in Note 2.c.III. At the date of issuance of these financial statements, the Company does not have any surplus LVFVD.

As of December 31, 2014, the debt related to this concept amounts to $ 298 million (comprised of $ 280.6 million principal and $ 17.4 million in accrued interest), which has been disclosed in the Other non-current payables account and considered as an advance of future recognitions of higher costs.

Additionally, SE Resolution 32/15 instructs CAMMESA to issue LVFVD in favor of the Company to offset the amounts owed for this concept (Note 2.c.V), which will be recognized as other income during fiscal year 2015.

d.           Framework agreement

On January 10, 1994, the Company, together with EDESUR S.A., the Federal Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which the Company is to supply electricity to low-income areas and shantytowns.

On July 22, 2011, the Company, the Federal Government, and the Government of the Province of Buenos Aires entered into an Addendum for the renewal for a term of four years (from January 1, 2011 through December 31, 2014) of the New Framework Agreement that had been signed on October 6, 2003. Such extension was approved on September 21, 2012 by Resolution 248/12 issued by the ENRE and ratified by the Ministry of Federal Planning, Public Investment and Services through Resolution 247.

At the date of issuance of these financial statements, the aforementioned agreements have expired. Nevertheless, the Company believes they will be renewed and has therefore begun the corresponding negotiations.

With regard to the amount receivable the Company has with the Province of Buenos Aires, on October 18, 2012 the Company entered into an Agreement for the Settlement of Non-financial Obligations and Subscription of Buenos Aires Province Government Bonds, pursuant to which the Company agreed to receive an amount of $ 0.3 million in cash and subscribe Series B Bonds for a residual nominal value of $ 6.14 million, as settlement of the debt that as of December 31, 2010 such Province had with the Company for the electric power supplied to low-income areas.

As of December 31, 2014 and 2013, receivable balances with the Federal Government and the Government of the Province of Buenos Aires amount to $ 75.8 million and $ 56.9 million, respectively.

e.        Penalties

                         i.                     General

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as established in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE will be entitled to apply the penalties stipulated in the Concession Agreement.

As of December 31, 2014 and 2013, the Company has accrued the penalties for resolutions not yet issued by the ENRE relating to the control years elapsed as of those dates. Additionally, the Company has applied the adjustment set forth in the temporary tariff structure as well as the adjustments established by the electricity rate schedules applied during fiscal year 2008, Resolutions 324/08 and 628/08.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The ENRE Penalties and Discounts included in the Adjustment Agreement are adjusted as stipulated in such agreement, whereas the penalties imposed subsequent to the Adjustment Agreement are adjusted as established in each of the resolutions pursuant to which such penalties are imposed. Taking into account that the temporary increase in income established by SE Resolution 32/15 (Note 2.c.V) does not imply a change of the current electricity rate schedule to be applied to customers, the Company, based on its lawyers opinion, estimates that the adjustment of Penalties and Discounts included in the Adjustment Agreement for this concept does not apply.

Furthermore, as of December 31, 2014, the Company Management has considered that the ENRE has mostly complied with the obligation to suspend lawsuits aimed at collecting the penalties included in the Adjustment Agreement, without prejudice to maintaining an open discussion with the entity concerning the effective date of the Adjustment Agreement and, consequently, concerning the penalties included in the renegotiation and those subject to the criteria of the Transition Period.

As from March 2008, it was decided that the penalties imposed by the ENRE not be paid. These penalties are included in the abovementioned tariff renegotiation.

                       ii.                    Specific situations

Based on the provisions of ENRE Resolution 1/14, the definitive amount of the compensation payable to customers by way of discounts, as a consequence of the power cuts occurred during the period began on December 16, 2013 and ended on the date on which the service was fully restored, totaled $ 85.7 million.  As of December 31, 2014, an amount of $ 59.1 million of such total has been reimbursed to Customers, based on consumption recorded.

Additionally, in May 2014, the Company and the Regulatory Authority entered into a payment plan agreement pursuant to which it was agreed that the penalties under litigation for a total of $ 8.7 million, plus interest for $4 million, would be paid in twelve monthly installments maturing as from June 1, 2014. As of the date of issuance of these financial statements, the Company has already paid eight installments.

Furthermore, in November 2014, the Company also entered into another payment plan agreement with the Regulatory Authority, pursuant to which it was agreed that the penalties under litigation for a total of $ 9.7 million, plus interest for $ 2 million, would be paid in twelve monthly installments maturing as from February 2015.

Owing to the fees set in favor of ENRE professionals who acted in execution proceedings, the Company has entered into a payment plan agreement with seven attorneys-in-fact for a total of $ 4.3 million payable in twelve monthly installments, maturing as from February 2015.

f.         Restriction on the transfer of the Company’s common shares

The by-laws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within 90 days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

Furthermore, Caja de Valores S.A. (the Public Register Office), which keeps the Share Register of the shares, is entitled (as stated in the by-laws) to reject such entries which, at its criterion, do not comply with the rules for the transfer of common shares included in (i) the Argentine Business Organizations Law, (ii) the Concession Agreement and (iii) the by-laws.

In addition, the Class “A” shares will be pledged during the entire term of the concession as collateral to secure the performance of the obligations assumed under the Concession Agreement.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

Other restrictions:

•            In connection with the issuance of Corporate Notes, during the term thereof, EASA is required to be the beneficial owner and owner of record of not less than 51% of the Company’s issued, voting and outstanding shares.

•            In connection with the Adjustment Agreement signed with the Grantor of the Concession and ratified by Decree 1957/06, Section ten stipulates that from the signing of the agreement through the end of the Contractual Transition Period, the majority shareholders may not modify their ownership interest nor sell their shares.

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

The Company may make all kind of improvements to the properties, including new constructions, upon SEGBA’s prior authorization, which will become the grantor’s property when the concession period is over, and the Company will not be entitled to any compensation whatsoever. SEGBA may terminate the loan for use contract after demanding the performance by the Company of any pending obligation, in certain specified cases set forth in the Bid Package. At present, as SEGBA’s residual entity has been liquidated, these presentations and controls are made to the National Agency of Public Properties (ONABE).

h.       Stabilization factor

By Note 2883 dated May 8, 2012 (reference Resolutions MEyFP 693/11 and MPFIPyS 1900/11), the National Energy Secretariat has implemented a mechanism whose objective is to keep the amounts billed to residential customers throughout the year stable, thereby minimizing the effects of the seasonal consumption of electricity.

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

3.                  Basis of preparation

The financial statements for the year ended December 31, 2014 have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC), incorporated by the CNV.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The balances as of December 31, 2013, disclosed in these financial statements for comparative purposes, arise from the consolidated financial statements as of that date. Certain amounts of the consolidated financial statements presented for comparative purposes have been reclassified following the disclosure criteria used for the financial statements for the reporting year.

Due to the fact that as of December 31, 2013 the Company has divested all of its subsidiaries, as from the current fiscal year, only one set of financial statements, prepared under IFRS, is presented.

The financial statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise.

These financial statements were approved for issue by the Company Board of Directors on May 8, 2015.

4.                  Accounting policies

The accounting policies used in the preparation of these financial statements are based on the IFRS.

4.1               Changes in the accounting policies

4.1.1          New standards, amendments and interpretations mandatory for annual periods beginning January 1, 2014

The following standards, which are mandatory for the Company as from the current fiscal year, have had no significant impact on its financial position or the results of its operations.

IAS 32 “Financial instruments - Presentation”. This standard modifies the application guidance on aspects relating to the offsetting of financial assets and liabilities. The application of such amendment has had no impact on the Company’s financial position or the results of its operations, nor has it implied new disclosures.

IAS 36 (revised 2013) “Impairment of assets”, issued in May 2013.  This amended standard addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

IAS 39 “Financial Instruments – Recognition and Measurement”. It establishes the continuation of hedge accounting (fair value and cash flows) in the event of novation to a central counterparty of a derivative designated as a hedging instrument as a consequence of laws or regulations. The application of such amendment has had no impact on the Company’s financial position or the results of its operations, nor has it implied new disclosures.

IFRIC 21 "Levies", issued in May 2013. This standard provides guidance on when to recognize a liability for a levy imposed by the government, both for levies that are accounted for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and those where the timing and amount of the levy is certain.

4.1.2         New standards, amendments and interpretations not effective and not early adopted by the Company

In December 2014, the IASB amended IAS 1 “Presentation of financial statements” introducing guidelines with regard to the presentation of financial statements. The amendment is effective for annual periods beginning on or after January 1, 2016, with earlier application being permitted. The Company is currently analyzing the impact of the application of such amendment on disclosures.

In September 2014, the IASB published amendments to IFRS that are effective for annual periods beginning on or after January 1, 2016, with earlier application being permitted. The Company is currently analyzing the impact of the application of such amendments. However, it estimates that the application thereof will have no impact on the Company’s financial position or the results of its operations.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

IFRS 15 "Revenue from contracts with customers", issued in May 2014 and applicable to annual periods beginning on or after January 1, 2017.  It specifies how and when revenue will be recognized, as well as the additional information the Company is required to present in the financial statements. The standard provides a single, principles based five-step model to be applied to all contracts with customers. The Company is currently analyzing the impact. Nevertheless, it estimates that the application of this standard will have no significant impact on the results of its operations or its financial position.

IFRS 9 “Financial Instruments”, issued in July 2014. It brings together all the phases of the IASB’s project to replace IAS 39 “Financial Instruments: recognition and measurement”. Such phases are classification and measurement, impairment and hedge accounting. This version incorporates a new expected loss impairment model and some minor changes to the classification and measurement of financial assets. The new standard replaces all the previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018. The Company had early adopted the first phase of IFRS 9 at the date of transition to IFRS; however, it has elected not to apply earlier phases 2 and 3 included in this final version.

4.2              Property, plant and equipment

Additions have been valued at acquisition cost, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of the above-mentioned engineering studies. Furthermore, in order to improve the disclosure of the account, the Company has made certain changes in the classification of property, plant and equipment based on each technical process.

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

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

Gains and losses from the sale of property, plant and equipment are calculated by comparing the price collected with the carrying amount of the asset, and are recognized within Other operating expense or Other operating income in the statement of comprehensive (loss) income.

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

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, opportunity and modality of electricity rate increases and/or cost adjustment recognition; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred, and; (iv) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

The future increase in electricity rates used by the Company to assess the recoverability of its long-lived assets as of December 31, 2014 is based on the rights to which the Company is entitled, as stipulated in the Concession Agreement and the agreements described in Note 2 to these financial statements. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain adopted measures, such as those described in Notes 2.c.III, V, VI and VII to these financial statements, have also been considered. The Company Management estimates that it is reasonable to expect that new increases in revenues will be obtained as from 2016.

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

In order to contemplate the estimation risk contained in the projections of the aforementioned variables, the Company has considered three different probability-weighted scenarios. Although in all of them it is estimated that the Company will succeed in reaching an acceptable agreement with the Government resulting in a gradual tariff increase, the Company has considered different timing and magnitude of an increase in the DAV (Distribution Added Value).

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The scenarios considered are as follow:

a) Scenario called Pessimistic scenario: in this scenario, the Company contemplates the effects of SE Resolution 32/15 and assumes modest electricity rate increases as from 2016 as a result of the gradual implementation of an RTI. CAMMESA’s financial assistance, as regards the reception of the loan for consumption (mutuum) for the Extraordinary Investment Plan, is maintained. In 2017, the accumulated debt for energy purchases begin to be paid and past higher real costs (not covered by the CMM) would be recognized, which would allow for the offsetting of the accumulated debts with CAMMESA for interest accrued. Probability of occurrence assigned 20%.

b) Scenario called Intermediate scenario: in this case, the Company contemplates the effects of SE Resolution 32/15 and assumes reasonable electricity rate increases as from 2016, as a result of the gradual implementation of an RTI. CAMMESA’s financial assistance, as regards the reception of the loan for consumption (mutuum) for the Extraordinary Investment Plan, is maintained. In 2017, the accumulated debt for energy purchases begin to be paid and past higher real costs (not covered by the CMM) would be recognized, which would allow for the offsetting of the accumulated debts with CAMMESA for interest accrued. Probability of occurrence assigned 65%.

c) Scenario called Optimistic scenario: in this case, the Company contemplates the effects of SE Resolution 32/15 and assumes increases higher than those of the intermediate scenario as from 2016, as a result of the gradual implementation of an RTI. CAMMESA’s financial assistance, as regards the reception of the loan for consumption (mutuum) for the Extraordinary Investment Plan, is maintained. In 2017, the accumulated debt for energy purchases begin to be paid and past higher real costs (not covered by the CMM) would be recognized, which would allow for the offsetting of the accumulated debts with CAMMESA for interest accrued. Probability of occurrence assigned 15%.

The Company has assigned to these three scenarios the previously described percentages of probability of occurrence based mainly on the experience with past delays in the tariff renegotiation process, the present economic and financial situation, the status quo of the conversations that are being held with the Federal Government and the need to maintain the public service, object of the concession, in operation.

An after tax discount rate (WACC) in pesos stated in nominal terms of 24.5% has been used in all the scenarios.

Sensitivity analysis:

The main factors that could result in impairment charges in future periods are: i) a distortion in the nature, opportunity and modality of the electricity rate increases and recognition of cost adjustments, and ii) the development of the costs to be incurred. These factors have been taken into account in the aforementioned weight of scenarios. Due to the inherent uncertainty involved in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them considered individually could lead to distorting conclusions.

Based on the conclusions previously mentioned, the valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the value in use as of December 31, 2014.

4.3              Interests in joint ventures

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

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

When the Company carries out transactions in the joint ventures, the unrealized gains and losses are eliminated in accordance with the percentage interest held by the Company in the jointly controlled entity.

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

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes both the electricity supplied, whether billed or unbilled at the end of each year, which has been valued on the basis of applicable tariffs, and the charges resulting from the application of Resolution 347/12 (Note 2.c.VI).

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

4.5               Segment information

Management has determined the operating segments based on the reports reviewed by the Board of Directors and used for making strategic decisions. Given the fact that the aggregation criteria established by IFRS 8 “Operating Segments” are met, the Company has one single reportable segment.

The Company manages its operating segment considering the net result thereof. Due to the fact that the Company has one single reportable segment, segment information is consistent wit the information presented in the statement of income.

4.6              Effects of the changes in foreign currency exchange rates

a.         Functional and presentation currency

The information included in the financial statements is measured using the Company’s functional currency, which is the currency of the main economic environment in which the entity operates. The financial statements are measured in pesos (legal currency in Argentina), which is also the presentation currency.

b.         Transactions and balances

Foreign currency denominated transactions and balances are translated into the functional and presentation currency using the rates of exchange prevailing at the date of the transactions or revaluation, respectively. The gains and losses generated by foreign currency exchange differences resulting from each transaction and from the translation of monetary items valued in foreign currency at the end of the year are recognized in the statement of income, except for the amounts that are capitalized.

The foreign currency exchange rates used are: the bid price for monetary assets, the offer price for monetary liabilities, the average exchange rate at the end of the year for balances with related parties and the specific exchange rate for foreign currency denominated transactions.

4.7               Trade and other receivables

a.          Trade receivables

The receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of each financial year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The receivables from electricity supplied to low-income areas and shantytowns are recognized, also in line with revenue, when the Framework Agreement has been renewed for the period in which the service was provided.

The amounts thus determined are net of an allowance for the impairment of receivables. Any debt arising from the bills for electricity consumption that remain unpaid 13 working days after their due dates for small-demand (tariff 1) customers and 7 working days after due date for medium and large-demand (tariff 2 and 3) customers is considered a delinquent balance. The uncollectibility rate is determined for customer category based on the historical comparison of the balances that were written off as an expense against the delinquent balances of each customer group.

 Additionally, and faced with temporary and/or exceptional situations, the Company Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

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

The CMM amounts receivable, as well as the related income, are recognized to the extent that they have been approved by the ENRE and recognized by the Energy Secretariat by means of a Note or Resolution.

4.8              Inventories

Inventories are valued at the lower of acquisition cost and net realizable value.

They are valued based on the purchase price, import duties (if applicable), and other taxes (that are not subsequently recovered by tax authorities), transport, warehouse and other costs directly attributable to the acquisition of those assets.

Cost is determined by applying the weighted average price (WAP) method.

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

4.9              Financial assets

The Company has adopted phase 1 of IFRS 9 as from the date of transition.

4.9.1         Classification

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

All investments in equity instruments are measured at fair value. For those investments that are not held for trading, the Company may irrevocably elect at the time of their initial recognition to present the changes in the fair value in other comprehensive income. The Company’s decision was to recognize the changes in fair value in profit or loss.

4.9.2        Recognition and measurement

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

4.9.3        Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence that the value of a financial asset or group of financial assets measured at amortized cost is impaired. The value of a financial asset or group of financial assets is impaired, and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably measured.

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

In the case of financial assets measured at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the impairment loss is recognized in the statement of income.

4.9.4        Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the statement of financial position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

4.10           Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which the respective contract is signed. Subsequently to the initial recognition, they are remeasured at their fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if that is the case, on the nature of the item being hedged. As of December 31, 2014 and 2013, the economic impact of these transactions has been recorded in the Other financial expense account of the Statement of comprehensive (loss) income.

“Derivative financial instruments” have been valued in accordance with the provisions of IFRS 9.

On September 30, 2014, with the aim of hedging the currency risk associated with the payment of the next interest coupon, the Company entered into futures contracts to buy US dollars for a nominal value of USD 9.4 million, at the average rate of exchange of 9.977 pesos per US dollar, expiring in April 2015.

Those contracts are secured for a value of $ 9.4 million and a hedge of the loss on exchange rate variations for $ 5.9 million, disclosed in the Derivative financial instruments account.

As of December 31, 2014, the economic impact of these transactions resulted in a loss of $ 5.9 million, which has been recorded in the Other financial expense account of the Statement of Comprehensive (Loss) Income.

4.11            Cash and cash equivalents

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

•         Money market funds, which have been valued at the prevailing market price at the end of each year. Those that do not qualify as cash equivalents are disclosed in the Financial assets account at fair value through profit or loss.

4.12           Equity

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

c.          Other comprehensive income (loss)

Represents recognition, at the end of the year, of the actuarial gains (losses) associated with the Company’s employee benefit plans.

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

4.13           Trade and other payables

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

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

d.      Other payables

The recorded liabilities represent, mainly, the obligations relating to the Program for the Rational Use of Electric Power (PUREE), loans for consumption (mutuums) with CAMMESA (Note 2.c.VII), debt with FOCEDE (Note 2.c.VI), and the penalties imposed by the ENRE (Note 2.e), which the Company Management estimates will be paid in the future, and are the best estimate, as of the date of these financial statements, of the settlement value of the present obligation.

The balances of ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto, whereas the balances of the loans for consumption (mutuums) are adjusted by a rate equivalent to the monthly average yield obtained by CAMMESA from its short-term investments.

4.14           Borrowings

Borrowings are initially recognized at fair value, net of direct costs incurred in the transaction. Subsequently, they are measured at amortized cost; any difference between the funds obtained (net of direct costs incurred in the transaction) and the amount to be paid at maturity is recognized in profit or loss during the term of the borrowings using the effective interest rate method.

4.15            Deferred revenue

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

4.16           Employee benefits

Benefit plans

The Company operates various benefit plans. Usually, benefit plans establish the amount of the benefit the employee will receive at the time of retirement, generally based on one or more factors such as age, years of service and salary.

The liability recognized in the statement of financial position in respect of benefit plans is the present value of the benefit plan obligation at the closing date of the year, together with the adjustments for past service costs and actuarial gains or losses. The benefit plan obligation is calculated annually by independent actuaries in accordance with the projected unit credit method. The present value of the benefit plan obligation is determined by discounting the estimated future cash outflows using actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits. The benefit plans are not funded.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

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

4.17            Income tax and tax on minimum presumed income

a.       Deferred income tax

The income tax is recognized in profit or loss, other comprehensive income or in equity depending on the items from which it originates.

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

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity. Deferred tax assets and liabilities are stated at their undiscounted value.

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

4.18           Assignments of use

The assignments of use in which a significant portion of the risks and rewards of ownership is retained by the assignor are classified as operating. At present, the Company only has assignment of use contracts that are classified as operating.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

a.  As assignee

The payments with respect to operating assignments of use are recognized as operating expenses in the statement of comprehensive (loss) income on a straight-line basis throughout the term of the assignment.

b.  As assignor

The assignments of use in which the Company does not transfer substantially all the risks and rewards of the ownership of the asset are classified as operating assignments of use.

The collections with respect to operating assignments of use are recognized as income in the statement of comprehensive (loss) income on a straight-line basis throughout the term of the assignment.

4.19           Provisions and contingencies

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

4.20          Balances with related parties

Receivables and payables with related parties are initially recognized at fair value and subsequently measured at amortized cost in accordance with the terms agreed upon by the parties involved.

4.21           Higher costs recognition

The recognition of higher costs (Note 2.c.III) not transferred to the tariff falls within the scope of IAS 20 inasmuch as it implies a compensation for the expenses incurred by the Company in the past.

Their recognition is made at fair value when there is reasonable assurance that they will be collected and the conditions attached thereto have been complied with, to the extent that they have been approved by the ENRE (Note 2.c.III) and recognized by the Energy Secretariat by means of a Note or Resolution.

Such concept has been disclosed in the “Higher Costs Recognition - SE Resolution 250/13 and subsequent Notes” line item of the Statement of Comprehensive (Loss) Income as of December 31, 2014, recognizing the related tax effects. There have been no unfulfilled conditions or any other related contingencies.

5.                   Financial risk management

5.1                Financial risk factors

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The management of the financial risk is part of the Company’s overall policies, which focus on the unpredictability of the financial markets and seek to minimize potential adverse effects on its financial performance. Financial risks are the risks derived from the financial instruments to which the Company is exposed during or at the end of each year. The Company uses derivative instruments to hedge exposure to certain risks whenever it deems appropriate in accordance with its internal risk management policy.

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

a.              Market risks

                              i.               Currency risk

Currency risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in foreign currency exchange rates. The Company’s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity rates that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial liabilities is denominated in US dollars. Therefore, the Company is exposed to the risk of a loss resulting from a devaluation of the peso. The Company may hedge its currency risk trying to enter into currency futures. Nevertheless, at the date of issuance of these financial statements, it has not been able to hedge its exposure to the US dollar under such terms as it may consider viable.

If the Company continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations. The exchange rates used as of December 31, 2014 and 2013 are $ 8.551 and $ 6.521 per US dollar, respectively.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

As of December 31, 2014 and 2013, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.2014	Total 12.31.2013

ASSETS
NON-CURRENT ASSETS
Other receivables	USD	332	8.451	2,807	2,150
TOTAL NON-CURRENT ASSETS		332		2,807	2,150
CURRENT ASSETS
Other receivables	USD	-	8.451	-	3,793
	EUR	-	10.265	-	374
Financial assets at fair value through profit or loss	USD	3,077	8.451	26,002	74,338
Cash and cash equivalents	USD	756	8.451	6,392	23,977
	EUR	14	10.265	148	171
TOTAL CURRENT ASSETS		3,847		32,542	102,653
TOTAL ASSETS		4,179		35,349	104,803

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	186,930	8.551	1,598,442	1,309,949
TOTAL NON-CURRENT LIABILITIES		186,930		1,598,442	1,309,949
CURRENT LIABILITIES
Trade payables	USD	8,947	8.551	76,502	111,795
	EUR	1,927	10.407	20,053	2,015
	CHF	30	8.653	262	223
	NOK	68	1.156	79	74
Borrowings	USD	3,972	8.551	33,961	40,153
TOTAL CURRENT LIABILITIES		14,944		130,857	154,260
TOTAL LIABILITIES		201,874		1,729,299	1,464,209

(1)       The Exchange rates used are those of Banco Nación in effect as of December 31, 2014 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK). An average exchange rate is used for the balances with related parties.

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.14	12.31.13
Net position Assets/(Liabilities)
US dollar	(1,673,704)	(1,357,639)
Euro	(19,905)	(1,470)
Norwegian krone	(79)	(74)
Swiss franc	(262)	(223)
Total	(1,693,950)	(1,359,406)

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The Company estimates that a 10% devaluation of the Argentine peso with respect to the foreign currency, with all the other variables remaining constant, would give rise to the following decrease in the results of operations for the year:

	12.31.14	12.31.13
Net position Assets/(Liabilities)
US dollar	(167,370)	(135,764)
Euro	(1,991)	(147)
Norwegian krone	(8)	(7)
Swiss franc	(26)	(22)
Decrease in the results of operations for the year	(169,395)	(135,940)

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

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2014 and 2013 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the higher percentage of its indebtedness in instruments that accrue interest at fixed rates.

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

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	12.31.14	12.31.13
Fixed rate:
Argentine peso	-	430
US dollar	1,632,403	1,350,102
Subtotal loans at fixed rates	1,632,403	1,350,532
Total loans	1,632,403	1,350,532

Due to the fact that the totality of the loans accrues interest at a fixed rate, and, also, that none of the Company’s indebtedness is valued at fair value, there is no interest rate sensitivity impact.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

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

At each year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2014 and 2013, delinquent accounts receivable totaled approximately $ 229.3 million and $ 177.5 million, respectively.  As of December 31, 2014 and 2013, the financial statements included allowances for $ 84.6 million and $ 73.2 million, respectively. The inability to collect the accounts receivable in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay loans, including payment of the Corporate Notes.

The balances of the bills for electricity consumption that remain unpaid 13 and 7 working days after the bills’ due dates for small-demand (tariff 1) and medium and large-demand (tariff 2 and 3) customers, respectively are considered delinquent trade receivables. Additionally, the amounts relating to the Framework Agreement are not considered within delinquent balances.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the financial statements, after deducting the corresponding allowances.

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

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in Money Market Funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2014 and 2013, the Company’s current financial assets at fair value amount to $ 254.4 million and $ 216.4 million, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

The table below includes an analysis of the Company’s non-derivative financial assets and liabilities and derivative financial instruments, which have been classified into maturity groupings based on the remaining period between the statement of financial position date and the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

	Less than 3 months	From 3 months to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
As of December 31, 2014
Trade and other payables	3,278,287	120,587	129,233	207,515	-	3,735,622
Borrowings	-	102,202	102,202	406,315	1,775,152	2,385,871
Derivative financial instruments	-	5,895	-	-	-	5,895
Total	3,278,287	228,684	231,435	613,830	1,775,152	6,127,388

As of December 31, 2013
Trade and other payables	2,347,975	161,513	110,794	110,002	-	2,730,284
Borrowings	-	181,337	181,337	688,517	2,343,519	3,394,710
Total	2,347,975	342,850	292,131	798,519	2,343,519	6,124,994

The effects generated by SE Resolution 32/15 provide the Company, during fiscal year 2015, with a greater degree of certainty concerning the financial conditions existing prior to the issuance thereof, the sustainability of those conditions in future fiscal years will depend on the realization of the RTI.

5.2               Concentration risk factors

The Company’s receivables derive primarily from the sale of electric power.

No single customer accounted for more than 10% of sales for the years ended December 31, 2014 and 2013. The collectibility of trade receivables balances related to the Framework Agreement, which amount to $ 75.8 million and $ 56.9 million as of December 31, 2014 and 2013, respectively, as disclosed in Note 2 – Framework Agreement -, is subject to compliance with the terms of such agreement.

On May 28 and October 16, 2014, the Secretariat of Labor (ST) issued ST Resolutions 836/14 and 1928/14 whereby the following is established:

•         A salary increase for Company employees who are represented by the Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires -LyF-) and the Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies -APSEE-) of 15% from May 1, 2014 and of a cumulative 10% from July 1, 2014.

•         An increase, from May 1, 2014, of the percentage relating to employee seniority, which will amount to 2.12% of the basic salary, per year of seniority.

•         A 10% to 18% increase, from May 1, 2014, of the percentage relating to the non-calendar week modality of work.

The aforementioned Resolution applies also to the contractors whose employees are included in the collective bargaining agreements of the above-mentioned union/association.

5.3               Capital risk management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Company monitors its capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (current and non-current) less cash and cash equivalents. Total capital is calculated as equity attributable to the owners as shown in the statement of financial position plus net debt.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

As of December 31, 2014 and 2013, gearing ratios were as follow:

	12.31.14	12.31.13
Total liabilities	8,245,068	6,081,794
Less: cash and cash equivalents	(179,080)	(243,473)
Net debt	8,065,988	5,838,321
Total Equity	385,001	1,176,302
Total capital attributable to owners	8,450,989	7,014,623
Gearing ratio	95.44%	83.23%

See Note 16.

5.4               Fair value estimate

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The table below shows the Company’s financial assets measured at fair value as of December 31, 2014 and 2013:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At December 31, 2014
Assets
Cash and cash equivalents - Money market funds	135,537	-	-	135,537
Financial assets at fair value through profit or loss:
Government bonds	21,150	-	-	21,150
Money market funds	233,297	-	-	233,297
Total assets	389,984	-	-	389,984

Liabilities
Derivative financial instruments	-	5,895	-	5,895
Total liabilities	-	5,895	-	5,895
At December 31, 2013
Assets
Cash and cash equivalents - Money market funds	219,887	-	-	219,887
Financial assets at fair value through profit or loss:
Government bonds	14,256	-	-	14,256
Government bonds - AESEBA trust	99,523	-	-	99,523
Money market funds	102,655	-	-	102,655
Total assets	436,321	-	-	436,321

The value of the financial instruments negotiated in active markets is based on the market quoted prices on the date of the statement of financial position. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in level 2. These derivative financial instruments arise from the variation between the market prices at year-end or sale thereof and the time of negotiation.

If one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in level 3. There are no financial instruments that are to be included in level 3.

6.                  Critical accounting estimates and judgments

The preparation of the financial statements requires the Company management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these financial statements.

The estimates that have a significant risk of causing adjustments to the carrying amounts of assets and liabilities within the next fiscal year are detailed below:

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

a.        Allowances for the impairment of receivables

The Company is exposed to impairment losses of receivables. Management estimates the final collectibility of accounts receivable.

The allowance for the impairment of accounts receivable is assessed based on the historical level of both the balances written off as an expense and the delinquent balances. Additionally, the Company Management records an allowance applying an uncollectibility rate for customer category, tariff, customers included in the Framework Agreement, not included in the Framework Agreement, to the delinquent balances of the reporting period.

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

c.        Impairment of long-lived assets

Long-lived assets are tested for impairment at the lowest disaggregation level at which independent cash flows can be identified (cash generating units, or CGU).

For fiscal year 2013, the Company’s subsidiaries constitute a cash generating unit as they have a concession area for the distribution of electricity. Consequently, each subsidiary represents the lowest asset disaggregation level that generates independent cash flows.

The Company analyzes the recoverability of its non-current assets as described in the Impairment test (Note 4.2).

Based on the aforementioned, the Company determined that the valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable amount as of December 31, 2014.

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

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

Considering taxable losses of previous years and the sensitivity of some variables used in 2015 fiscal results projections (such as, devaluation and salary increases), management concluded that there is no strong and conclusive evidence to recognize tax losses carry forwards.

e.        Going concern

These financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that the Company will continue to operate normally throughout fiscal year 2015, because in the Company’s opinion SE Resolution 32/15 provides greater certainty concerning the financial conditions existing prior to the issuance thereof and constitutes a reasonable basis for the commencement of the RTI.

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

g.        ENRE penalties and discounts

The Company considers its accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events, which are valued on the basis of management best estimate, at the date of these financial statements, of the expenditure required to settle the present obligation. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto.

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

7.                   Interest in joint venture

Percentage interest held		Equity attributable to the owners
in capital stock and votes		12.31.14	12.31.13
SACME	50.00%	432	427

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

8.                  Contingencies and lawsuits

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

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against the Company relating to legal actions for individual non-significant amounts for which a provision, which as of December 31, 2014 amounts to $ 136.2 million, has been recorded.

The most significant legal actions in which the Company is a party involved are detailed below:

a.       Legal action brought by the National Ombudsman

Purpose: presentation against the resolutions by which the new electricity rate schedule went into effect as from October 1, 2008 and the application of the Program for the Rational Use of Electric Power (PUREE).

Procedural stage of the proceedings: on December 7, 2009, the Company filed an appeal (“Queja por Recurso denegado”) to the Federal Supreme Court concerning the precautionary measure granted to the plaintiff, which is currently being analyzed by the Supreme Court. The file was joined to “CARBONEL SILVIA CRISTINA vs FEDERAL GOVERNMENT – MINISTRY OF PLANNING – ENERGY SECRETARIAT RESOLUTION 1196/08 1170/08, ACTION FOR THE PROTECTION OF A RIGHT GUARANTEED BY THE CONSTITUTION (AMPARO) LAW 16,986”, and treated as an Action for the protection of rights. On August 20, 2013, the Court in Contentious and Administrative Federal Matters No. 10 – Clerk’s Office No. 20 rejected the aforementioned action. This decision, which was appealed by the plaintiff, was affirmed in all its terms by Division IV of the Court of Appeals in Contentious and Administrative Federal Matters on May 20, 2014. The National Ombudsman filed an extraordinary appeal (“Recurso Extraordinario Federal”) that was declared inadmissible by the Appellate Court. Therefore, the National Ombudsman filed an appeal to the Federal Supreme Court. In view of the above, and at the Company’s request, on September 29, 2014, the Court of Original Jurisdiction formally declared that the once granted precautionary measure was no longer in force, thus allowing the Company to issue the corresponding demand for payment notices and proceed in each case in accordance with the Electric Power Supply Regulations of the Concession Agreement.

However, by Note No. 114039 dated October 11, 2014, the Regulatory Agency instructed the Company to abstain from cutting the power supply for unpaid balances until information is provided on the number of affected users and the magnitude of the amount owed by them so that the Regulatory Agency can evaluate such information and issue a precise instruction.

Having this instruction been complied with, the court hearing the case decided that the precautionary measure granted in 2009 was no longer enforceable –decision which was ratified by the appellate court. Against this decision, the National Ombudsman filed an extraordinary appeal (“Recurso Extraordinario Federal”), whose resolution is still pending. Despite this, the precautionary measure is not in effect.

Amount: undetermined

Conclusion: no provision has been recorded for these claims in these financial statements as the Company believes, based on both that which has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that this legal action will be definitively terminated in 2015.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

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

Amount: undetermined

Procedural stage of the proceedings: The Company answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The Court hearing the case sustained the request and CAMMESA answered the service of notice in due time and manner. The Federal Government has answered the complaint filed against it within the term granted for such purpose, filing a motion to dismiss for lack of standing to be sued (“falta de legitimación pasiva”). At present no resolution has been issued modifying the procedural stage of the proceedings; however, the proceedings have been made available to the Prosecutor.

Conclusion: no provision has been recorded for these claims in these financial statements as the Company believes, based on both that which has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that this legal action will not be terminated in 2015.

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

Amount: undetermined

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

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

Conclusion: no provision has been recorded for these claims in these financial statements as the Company believes, based on both that which has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that the proceedings will not be terminated in 2015

d.                  Legal action brought by Unión de Usuarios y Consumidores

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

Amount: undetermined

Procedural stage of the proceedings: By resolution issued on June 1, 2011, Division V of the Court of Appeals in Contentious and Administrative Federal Matters, supporting the Company‘s arguments, ordered that the lower court decision be nullified as to the merits of the case.  Against such decision, the Unión de Usuarios y Consumidores filed an extraordinary appeal (“Recurso Extraordinario Federal”) which was allowed on November 3, 2011. The proceedings have been taken to the Federal Supreme Court, which on October 1, 2013 rejected the appeal due to the lack of compliance with a Court resolution.

Conclusion: No provision is to be recorded in connection with this claim inasmuch as a final and conclusive judgment has been rendered in favor of EDENOR.

e.                   Legal action brought by the Company (“EDENOR S.A. VS ENRE RESOLUTION 32/11”)

Purpose: The judicial annulment of ENRE Resolution that established the following:

- That the Company be fined in the amount of $ 750,000 due to its failure to comply with the obligations arising from Section 25, sub-sections a, f and g, of the Concession Agreement and Section 27 of Law No. 24,065.

- That the Company be fined in the amount of $ 375,000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and ENRE Resolution No. 905/1999.

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

Amount:  $ 22.4 million.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

Procedural stage of the proceedings: On July 8, 2011, the Company requested that notice of the substance of the case be served upon the ENRE, which has effectively taken place. The proceedings are “awaiting resolution” since the date on which the ENRE answered the notice served. Furthermore, on October 28, 2011, the Company filed an appeal (“recurso de queja por apelación denegada”) to the Supreme Court concerning the provisional relief sought and not granted. On April 24, 2013, the Company was notified of Division I’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor was declared formally inadmissible. On May 3, 2013, the Company filed an ordinary appeal (“Recurso Ordinario de Apelación”) to the Supreme Court. Additionally, on May 13, 2013, an extraordinary appeal (“Recurso Extraordinario Federal”) was also filed to the same Court. On November 7, 2014, it was notified to the Company that Division I had rejected the ordinary appeal but partially granted the extraordinary appeal, considering for the granting thereof the federal nature of the regulations being challenged and rejecting it in relation to the arbitrariness raised by EDENOR. Therefore, and within the procedural term granted for such purpose, the Company filed an appeal requesting that the extraordinary appeal dismissed be sustained (“Recurso de Queja por Rec. Extraordinario Denegado”). As of the date of this report, no decision has yet been issued on this regard.

Conclusion: As of the closing date of the year ended December 31, 2014, the provision recorded by the Company for principal and interest accrued amounts to $ 34.9 million. It is estimated that this legal action may be terminated in 2015.

f.                    Legal action brought by the Company (“EDENOR S.A. VS ENRE RESOLUTION No. 336/12”)

Purpose: By this action, the Company challenges ENRE’s resolution pursuant to which the Company is ordered to:

- determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012;

- determine the discounts to be recognized to each of the customers identified in accordance with the preceding caption;

- credit such discounts on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period;

- pay a compensation to each small-demand residential customer (T1R) who has been affected by the power cuts occurred during the aforementioned period, the amount of which will depend on the electricity outage duration, provided, however, that such power cut lasted more than 12 continuous hours.

Amount: not specified in the complaint.

Procedural stage of the proceedings: This resolution has been contested by the Company through a direct appeal (“Recurso Directo”), which is pending in Division IV of the Court of Appeals in Contentious and Administrative Federal Matters. Notice of the legal bases of the aforementioned appeal, which was filed on February 4, 2014, has not yet been served upon the ENRE. Due to the fact that the already requested administrative proceedings have not yet been sent, service upon the ENRE of the notice of the action has not yet been ordered.

Conclusion: It is estimated that this action will not be terminated in 2015.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

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

Amount: undetermined

Procedural stage of the proceedings: On November 11, 2011, the Company answered the complaint and filed a motion to dismiss for both lack of standing to sue (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. Notice of these pleadings was served upon the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3 provide it with the proceedings “Consumidores Financieros Asociación Civil vs EDESUR and Other defendants, for breach of contract”. At the date of issuance of these financial statements, the Court has received the requested file. On April 8, 2014, the Court in Civil and Commercial Federal Matters No. 9 – Clerk’s Office No. 17 admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), and ordered that the proceedings be sent to Federal Court No. 2 – Clerk’s Office No. 3 to be dealt with thereat, thus joining them to the case entitled “consumidores financieros vs Edesur and other defendants, for breach of contract”. Apart from the fact that the proceedings have been received in the court that currently hears the case, which continues in process, no significant events have occurred.

Conclusion: It is estimated that this action will not be terminated in 2015.

h.                  Legal action brought by the Company (“EDENOR S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, the Company instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Memorandum of Understanding concerning the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – Adjustment Agreement) entered into with Edenor in 2006, and for damages caused as a result of such breach.

Procedural stage of the proceedings: On November 22, 2013, the Company amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which at the date of issuance of these financial statements has already taken place.

Provisional Remedy:  In the same action, in February 2014, the Company applied for the immediate granting of a provisional remedy in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide the Company with economic assistance, whether by means of a temporary rate adjustment or through government grants. After notice was served upon and answered by the Federal Government – Ministry of Federal Planning, on May 27, 2014, the court hearing the case rejected the provisional remedy sought by the Company, decision which was confirmed by Division V of the Appellate Court and notified to Edenor on December 19, 2014.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

Resolution 32 of the Energy Secretariat: On March 13, 2015, the Official Gazette published ES Resolution No. 32, which approved a temporary increase in the Company’s income in order for the latter to cover the expenses and afford the investments associated with the functioning of the electricity distribution service it provides and established that the Company would be required to observe the provisions of Clause 22.1 of the Adjustment Agreement with regard to the administrative claims and/or judicial actions it might have brought against the Federal Government, the Energy Secretariat and/or the ENRE concerning compliance with clause 4.2 of the Adjustment Agreement, i.e. the non implementation of the Cost Monitoring Mechanism (CMM). To date, the Company is analyzing the scope of that requirement and assessing whether it is in agreement with the law.

Conclusion: It is estimated that this action will not be terminated in 2015.

i.                    Change of the interest rate applicable to historical lawsuit amounts

By Minutes 2601 of the Federal Court of Appeals in Labor Matters, dated May 21, 2014, it was established that the lending rate of Banco Nación Argentina used for the granting of loans, which at present stands at 18.6% p.a., would be replaced by the nominal rate for personal loans of Banco Nación Argentina, currently at 36% p.a. This change applies to all amounts of lawsuits pending judgment within the jurisdiction of the City of Buenos Aires.

The effect of this change in the applicable rate generated a loss of $ 31.6 million, which was recorded as of December 31, 2014.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

9.                  Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.13
Cost	133,155	1,367,062	3,778,595	1,769,798	538,668	1,042,590	50,577	8,680,445
Accumulated depreciation	(37,052)	(501,649)	(1,872,408)	(713,878)	(366,151)	-	-	(3,491,138)
Net amount	96,103	865,413	1,906,187	1,055,920	172,517	1,042,590	50,577	5,189,307

Additions	-	-	-	-	12,666	1,603,496	85,611	1,701,773
Disposals	-	(62)	(622)	(273)	(2)	-	-	(959)
Transfers	29,037	81,682	310,166	183,893	80,873	(685,651)	-	-
Depreciation for the year	(7,769)	(39,061)	(92,274)	(59,499)	(39,036)	-	-	(237,639)
Net amount 12.31.14	117,371	907,972	2,123,457	1,180,041	227,018	1,960,435	136,188	6,652,482

At 12.31.14
Cost	162,192	1,444,310	4,086,201	1,953,167	632,114	1,960,435	136,188	10,374,607
Accumulated depreciation	(44,821)	(536,338)	(1,962,744)	(773,126)	(405,096)	-	-	(3,722,125)
Net amount	117,371	907,972	2,123,457	1,180,041	227,018	1,960,435	136,188	6,652,482

•            During the year ended December 31, 2014, direct costs capitalized amounted to $ 156 million.

•            Financial costs capitalized for the year ended December 31, 2014 amounted to $ 123.9 million.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.12
Cost	143,408	1,242,566	3,488,557	1,649,273	523,893	590,535	30,285	7,668,517
Accumulated depreciation	(38,061)	(466,295)	(1,784,028)	(658,220)	(377,314)	-	-	(3,323,918)
Net amount	105,347	776,271	1,704,529	991,053	146,579	590,535	30,285	4,344,599

Additions	-	-	-	-	28,074	1,043,976	20,292	1,092,342
Disposals	-	(346)	(800)	(83)	(1)	-	-	(1,230)
Transfers	10,970	125,391	291,712	120,662	43,131	(591,866)	-	-
Depreciation for the year	(4,491)	(35,903)	(89,254)	(55,712)	(26,788)	-	-	(212,148)
Discontinued operations	(15,723)	-	-	-	(18,478)	(55)	-	(34,256)
Net amount 12.31.13	96,103	865,413	1,906,187	1,055,920	172,517	1,042,590	50,577	5,189,307

At 12.31.13
Cost	133,155	1,367,062	3,778,595	1,769,798	538,668	1,042,590	50,577	8,680,445
Accumulated depreciation	(37,052)	(501,649)	(1,872,408)	(713,878)	(366,151)	-	-	(3,491,138)
Net amount	96,103	865,413	1,906,187	1,055,920	172,517	1,042,590	50,577	5,189,307

•            During the year ended December 31, 2013, direct costs capitalized amounted to $ 124.2 million.

•            Financial costs capitalized for the year ended December 31, 2013 amounted to $ 24.5 million.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

10.               Financial instruments

10.1            Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2014
Assets
Trade receivables	882,949	-	-	882,949
Other receivables	148,608	-	350,934	499,542
Cash and cash equivalents
Cash and Banks	38,390	-	-	38,390
Checks to be deposited	301	-	-	301
Time deposits	4,852	-	-	4,852
Money market funds	-	135,537	-	135,537
Financial assets at fair value through profit or loss:
Government bonds	-	21,150	-	21,150
Money market funds	-	233,297	-	233,297
Total	1,075,100	389,984	350,934	1,816,018

As of December 31, 2013
Assets
Trade receivables	803,095	-	-	803,095
Other receivables	481,519	-	239,988	721,507
Cash and cash equivalents
Cash and Banks	19,775	-	-	19,775
Checks to be deposited	62	-	-	62
Time deposits	3,749	-	-	3,749
Money market funds	-	219,887	-	219,887
Financial assets at fair value through profit or loss:
Government bonds	-	14,256	-	14,256
Government bonds - AESEBA trust	-	99,523	-	99,523
Money market funds	-	102,655	-	102,655
Total	1,308,200	436,321	239,988	1,984,509

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Non-financial liabilities	Total
As of December 31, 2014
Liabilities
Trade and other payables	3,724,971	-	1,637,708	5,362,679
Borrowings	1,632,403	-	-	1,632,403
Derivative financial instruments	-	5,895	-	5,895
Total	5,357,374	5,895	1,637,708	7,000,977

As of December 31, 2013
Liabilities
Trade and other payables	2,761,622	-	1,032,377	3,793,999
Borrowings	1,350,532	-	-	1,350,532
Total	4,112,154	-	1,032,377	5,144,531

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

Financial instruments categories have been determined based on IFRS 9.

The income, expenses, gains and losses resulting from each category of financial instruments are as follow:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2014
Interest income	238,972	-	238,972
Exchange differences	25,514	-	25,514
Bank fees and expenses	(15,509)	-	(15,509)
Changes in fair value of financial assets	-	67,591	67,591
Adjustment to present value	8,128	-	8,128
Total	257,105	67,591	324,696

As of December 31, 2013
Interest income	287,068	-	287,068
Exchange differences	29,410	-	29,410
Bank fees and expenses	(10,313)	-	(10,313)
Changes in fair value of financial assets	-	16,097	16,097
Adjustment to present value	2,378	-	2,378
Other	-	58	58
Total	308,543	16,155	324,698

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Non-financial instruments	Total
As of December 31, 2014
Interest expense	(553,798)	-	(22,706)	(576,504)
Other financial results	(20,224)	-	-	(20,224)
Exchange differences	(453,410)	-	-	(453,410)
Net gain from the repurchase of Corporate Notes	44,388	-	-	44,388
Total	(983,044)	-	(22,706)	(1,005,750)

As of December 31, 2013
Interest expense	(481,184)	-	(13,357)	(494,541)
Other financial results	(14,763)	-	-	(14,763)
Exchange differences	(395,169)	-	-	(395,169)
Net gain from the repurchase of Corporate Notes	88,879	-	-	88,879
Total	(802,237)	-	(13,357)	(815,594)

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

10.2           Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

	12.31.14	12.31.13
Customers with no external credit rating:
Group 1 (i)	359,024	338,982
Group 2 (ii)	179,364	217,722
Group 3 (iii)	91,525	88,025
Group 4 (iv)	253,036	158,366
Total trade receivables	882,949	803,095

(i) Relates to customers with debt to become due.
(ii) Relates to customers with up to 3 months past due debt.
(iii) Relates to customers with 3 to 12 months past due debt.
(iv) Relates to customers with more than 12 months past due debt.

At the Statement of financial position date, the maximum exposure to credit risk is the carrying amount of these financial assets.

11.                Other receivables

	12.31.14	12.31.13
Non-current:
Receivable from minimum national income tax	168,588	127,386
Tax credits	2,089	1,107
Financial receivable	71,192	60,994
Related parties (Note 33)	7,366	7,279
Other	-	2,629
Total Non-current	249,235	199,395

Current:
Prepaid expenses	3,198	2,751
Receivable from CMM (1)	-	362,721
Value added tax	167,207	81,214
Advances to suppliers	8,070	21,790
Advances to personnel	1,782	4,718
Security deposits	2,424	1,980
Financial receivable	6,658	2,925
Receivables from electric activities	48,581	52,238
Related parties (Note 33)	753	1,186
Guarantee deposits on derivative financial instruments	15,322	-
Allowance for the impairment of other receivables	(16,647)	(20,412)
Judicial deposits	11,900	1,786
Other	1,059	9,215
Total Current	250,307	522,112

(1)    As of December 31, 2014 and 2013, the balance was used to offset the PUREE-related payable and make the transfer in lieu of payment of the trade payable with CAMMESA. See Notes 2, 18 and 19.

The carrying amount of the Company’s other financial receivables approximates their fair value.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The aging analysis of other receivables is as follows:

	12.31.14	12.31.13
Past due	25,980	13,200
Up to 3 months	17,270	33,238
From 3 to 6 months	177,238	90,776
From 6 to 9 months	6,476	378,251
From 9 to 12 months	23,343	6,647
More than 12 months	249,235	199,395
Total other receivables	499,542	721,507

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.14	12.31.13
Balance at beginning of year	20,412	16,011
Increase	2,845	5,146
Decrease	(4,771)	(745)
Recovery	(1,839)	-
Balance at end of year	16,647	20,412

At the statement of financial position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in the following currencies:

	12.31.14	12.31.13
Argentine pesos	496,735	715,190
US dollars	2,807	5,943
Euros	-	374
Total other receivables	499,542	721,507

12.               Trade receivables

	12.31.14	12.31.13
Current:
Sales of electricity - Billed (1)	641,920	542,324
Sales of electricity – Unbilled	207,653	236,761
Framework Agreement	75,815	56,928
National Fund of Electricity	3,428	5,290
Bonds from the cancellation of debts of the Province of Bs. As.	-	1,701
Fee payable for the expansion of the transportation and others	16,851	10,536
Receivables in litigation	21,844	22,740
Allowance for the impairment of trade receivables	(84,562)	(73,185)
Total Current	882,949	803,095

(1)                   Net of stabilization factor.

The carrying amount of the Company’s trade receivables approximates their fair value.

The aging analysis of these trade receivables is as follows:

	12.31.14	12.31.13
Past due	523,925	464,113
Up to 3 months	359,024	338,982
Total trade receivables	882,949	803,095

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The roll forward of the allowance for the impairment of trade receivables is as follows:

	12.31.14	12.31.13
Balance at beginning of year	73,185	63,265
Increase	18,686	32,871
Decrease	(7,309)	(410)
Discontinued operations	-	(22,541)
Balance at end of year	84,562	73,185

At the statement of financial position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in the following currencies:

	12.31.14	12.31.13
Argentine pesos	882,949	803,095
Total trade receivables	882,949	803,095

13.               Financial assets at fair value through profit or loss

	12.31.14	12.31.13
Current
Government bonds	21,150	14,256
Government bonds - AESEBA trust	-	99,523
Money market funds	233,297	102,655
Total current	254,447	216,434

14.               Inventories

	12.31.14	12.31.13
Current
Supplies and spare-parts	73,970	83,853
Total inventories	73,970	83,853

15.                Cash and cash equivalents

	12.31.14	12.31.13
Cash and banks	38,691	19,837
Time deposits	4,852	3,749
Money market funds	135,537	219,887
Total cash and cash equivalents	179,080	243,473

16.               Share capital and additional paid-in capital

	Number of shares (1)	Share capital (2)	Additional paid-in capital	Total
At December 31, 2012	906,455,100	1,314,518	3,452	1,317,970
Absorption of accumulated losses - Shareholders' Meeting of 04/25/2013	-	(498,708)	(3,452)	(502,160)
Reversal of the absorption of accumulated losses - Shareholders' Meeting of 12/20/2013	-	498,708	3,452	502,160
At December 31, 2013	906,455,100	1,314,518	3,452	1,317,970
At December 31, 2014	906,455,100	1,314,518	3,452	1,317,970

(1)   Includes 9,412,500 treasury shares as of December 31, 2014 and 2013, respectively.

(2)   Includes the nominal value of capital and treasury stock and the adjustment for inflation of both concepts.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

On April 25, 2013, the Shareholders’ Meeting approved the annual separate and consolidated Financial Statements as of December 31, 2012 and resolved to reduce capital stock, due to the fact that the Company had become subject to compliance with the mandatory capital stock reduction established in section 206 of the Argentine Business Organizations Law since losses consumed the totality of the reserves and 50% of capital stock. The approved reduction implied the decrease of the number of shares while maintaining shareholding proportions.  On May 22, 2013, the Company filed the documentation with the National Securities Commission for its approval and subsequent registration.

With regard to the capital reduction mentioned in the preceding paragraph, the Company Extraordinary Shareholders’ Meeting held on December 20, 2013 approved, as a consequence of the issuance of SE Resolution 250/13 and SE Note 6852/13 described in Note 2.c.III, the reversal of the mandatory capital stock reduction due to the fact that the causes that had led to the adoption of such decision had disappeared. Furthermore, the effects of those regulations allowed the Company to overcome the situation concerning the grounds for corporate dissolution due to loss of capital stock to which it had been exposed at March 31, 2013.

As of December 31, 2014, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Section 206 – Argentine Business Organizations Law

The negative results recorded by the Company as of December 31, 2014, consume 100% of the reserves and more than 50% of its share capital. Section 206 of the Argentine Business Organizations Law provides for the mandatory capital stock reduction where this situation occurs.

At the General Annual Meeting held on April 28, 2015, the Company shareholders, based on the Company’s current financial position and the development thereof since the beginning of fiscal year 2015 as a consequence of the impact caused by SE Resolution 32/15, which would prompt the Company, in the short term, to improve its equity position and thereby overcome the situation of mandatory share capital reduction, resolved not to reduce the Company’s share capital and to instruct the Board of Directors to call, in the event that, as a consequence of the results of operations for the next quarterly periods, the Company would become subject to compliance with the mandatory reduction of share capital, an Extraordinary Shareholders’ Meeting to consider that situation.

Listing of the Company’s shares

The Company’s shares are listed on the Buenos Aires Stock Exchange and are part of the Merval Index.

Furthermore, on August 5, 2009 the Securities and Exchange Commission (“SEC”) of the United States of America authorized the Company to trade American Depositary Shares (“ADSs”), each representing 20 common shares of the Company. As from October 9, 2009 the Company’s ADSs are traded on the New York Stock Exchange (“NYSE”).

The listing of ADSs on the NYSE is part of the Company’s strategic plan to increase both its liquidity and the volume of its shares.

Acquisition of the Company’s own shares

During fiscal year 2008, the Company acquired 9,412,500 Class B treasury shares with a nominal value of 1 peso. The amount disbursed to acquire these shares totaled $ 6.13 million, which was deducted from unappropriated retained earnings of the equity attributable to the owners of the Company at that date. At the date of these financial statements, these shares are held as “treasury stock”. The Company is entitled to reissue these shares at a future date.

On November 18, 2014, the Company held the General Annual Meeting which resolved by majority of votes to extend for another 3 years the term for holding the treasury shares acquired within the framework of section 68 of Law No. 17,811 (text consolidated by Decree 677/01). All the shares issued have been fully paid-in.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The Company’s Employee Stock Ownership Program

At the time of the privatization of SEGBA (the Company’s predecessor), the Argentine Government assigned the Company’s Class C shares, representing 10% of the Company’s outstanding capital stock, for the creation of an Employee Stock Ownership Program (“ESOP”) in compliance with the provisions of Law No. 23,696 and its regulatory decrees. Through this program, certain eligible employees (including former SEGBA employees who had been transferred to the Company) were entitled to receive a specified number of Class C shares, to be calculated on the basis of a formula that took into consideration a number of factors including employee salary, position and seniority. In order to implement the ESOP, a general transfer agreement, a voting trust agreement and a trust agreement were signed.

Pursuant to the general transfer agreement, participating employees were allowed to defer payment of the Class C shares over time. As security for the payment of the deferred purchase price, the Class C shares were pledged in favor of the Argentine government. This pledge was released on April 27, 2007 upon full payment to the Argentine Government of the deferred purchase price of all the Class C shares. Additionally, in accordance with the terms of the original trust agreement, the Class C shares were held in trust by Banco de la Nación Argentina, acting as trustee, for the benefit of the ESOP participating employees and the Argentine Government. Furthermore, in accordance with the voting trust agreement, all political rights of participating employees (including the right to vote at the Company’s ordinary and extraordinary shareholders’ meetings) were to be jointly exercised until full payment of the deferred purchase price and release of the pledge in favor of the Argentine Government. On April 27, 2007, ESOP participating employees fully paid the deferred purchase price to the Argentine Government, accordingly, the pledge was released and the voting trust agreement was terminated.

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

A number of former employees of both SEGBA and the Company have brought legal actions against the Guarantee and Repurchase Fund, the Argentine Government and, in few cases, against the Company, in cases in relation to the administration of the Employee Stock Ownership Program. The plaintiffs who are former employees of SEGBA were not deemed eligible by the corresponding authorities to participate in the Employee Stock Ownership Program at the time of its creation. This decision is being disputed by the plaintiffs who are therefore seeking compensation. The plaintiffs who are former employees of the Company are claiming payment for the unpaid amounts owed to them by the Guarantee and Repurchase Fund either due to non-payment of the transfer of their shares upon retirement in favor of the Guarantee and Repurchase Fund or incorrect calculation of amounts paid to them by the Guarantee and Repurchase Fund.  In several of these claims, the plaintiffs have obtained attachment orders or prohibitory injunctions against the Guarantee and Repurchase Fund on Class C shares and the amounts deposited in such Fund. Due to the fact that the resolution of these legal proceedings is still pending, the Federal Government has instructed Banco de la Nación Argentina to create a Contingency Fund so that a portion of the proceeds of the offering of the Employee Stock Ownership Program Class C shares be kept during the pendency of the legal actions.

No provision has been recorded in these financial statements in connection with the legal actions brought against the Company as the Company management believes that EDENOR S.A. is not responsible for the above-mentioned claims.

In accordance with the agreements, laws and decrees that govern the Employee Stock Ownership Program, the Class C shares may only be held by personnel of the Company, therefore before the public offering of the Class C shares that had been separated from the Program, such shares were converted into Class B shares and sold. In conformity with the by-laws, the political rights previously attributable to Class C shares are at present jointly exercised with those attributable to Class B shares and the holders of the remaining Class C shares will vote jointly as a single class with the holders of Class B shares when electing directors and supervisory committee members. As of December 31, 2014 and 2013, 1,952,604 Class C shares, representing 0.22% of the Company’s share capital in each case are outstanding.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

17.                Allocation of profits

Restrictions on the distribution of dividends

                    i. In accordance with the provisions of Law No. 19,550, the General Annual Meeting held on April 29, 2014 resolved that the profit for the year ended December 31, 2013 be absorbed by the Retained Earnings account.

                  ii. Additionally, as established in both the Adjustment Agreement and SE Resolution 32/15, there are certain restrictions on the distribution of dividends by the Company and the ENRE’s approval for any distribution is necessary.

                iii. In accordance with the provisions of Argentine Business Organizations Law No. 19,550, not less than five percent (5%) of the net profit arising from the statement of income for the year must be allocated to the legal reserve, until it equals twenty percent (20%) of the share capital. No charge has been recorded for this concept in the year being reported.

                iv. In accordance with the provisions of Law No. 25,063, passed in December 1998, dividends to be distributed, whether in cash or in kind, in excess of accumulated taxable profits at the fiscal year-end immediately preceding the date of payment or distribution, shall be subject to a final 35% income tax withholding; except for those dividends distributed to shareholders who are residents of countries benefiting from conventions for the avoidance of double taxation who will be subject to a lower tax rate.

                  v. Recording of legal reserve for up to the amount absorbed, as resolved by the General Annual Meeting held on April 27, 2012.

18.               Trade payables

	12.31.14	12.31.13
Non-current
Suppliers	364	794
Customer deposits	60,743	54,524
Customer contributions	118,298	113,778
Funding contributions - substations	51,700	51,700
Total Non-current	231,105	220,796

Current
Payables for purchase of electricity - CAMMESA (1)	2,257,059	1,500,609
Provision for unbilled electricity purchases - CAMMESA	305,890	280,935
Suppliers	570,434	510,612
Customer contributions	148,076	176,800
Funding contributions - substations	18,432	12,352
Total Current	3,299,891	2,481,308

(1)        As of December 31, 2014 and 2013, net of $ 3.3 billion and $ 1.1 billion, respectively, offset in accordance with the provisions of SE Resolution 250/13 and subsequent Notes. See Note 2

The fair values of non-current customer contributions as of December 31, 2014 and 2013 amount to $ 109.93 million and $ 98.7 million, respectively.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

19.               Other payables

	12.31.14	12.31.13
Non-current
Program for the rational use of electric power (1)	-	108,603
Loans (mutuum) with CAMMESA (Note 2.c.VII)	506,753	-
ENRE penalties and discounts	1,032,193	836,115
Liability with FOTAE (Note 34)	105,641	-
Total Non-current	1,644,587	944,718

Current
Program for the rational use of electric power (1)	17,522	-
ENRE penalties and discounts	70,589	87,658
Liability with FOCEDE (2) (Notes 2.c.VI and VII)	85,386	4,237
Liability with FOTAE (Note 34)	-	48,960
Related parties (Note 33)	2,706	2,028
Advances for works to be performed	10,650	-
Other	243	4,294
Total Current	187,096	147,177

(1)        As of December 31, 2014 and 2013, net of $ 2.2 billion and $ 1.6 billion, respectively, offset in accordance with the provisions of SE Resolution 250/13 and subsequent Notes. See Note 2.

(2)       The net position held by the Company with FOCEDE is comprised of the following:

	12.31.14	12.31.13
Fixed charge Resolution 347/12 charged to customers and not transferred	6,105	4,237
Funds received in excess of the amount transferred to the FOCEDE for fixed charge Resolution 347/12	74,713	-
Receivable from funds pending collection for Extraordinary Investment Plan	(93,133)	-
Provision for FOCEDE expenses	97,701	-
	85,386	4,237

The carrying amount of the Company’s other financial payables approximates their fair value.

20.              Deferred revenue

	12.31.14	12.31.13
Non-current
Nonrefundable customer contributions	109,089	33,666
Total Non-current	109,089	33,666

	12.31.14	12.31.13
Current
Nonrefundable customer contributions	764	-
Total Current	764	-

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

21.               Borrowings

	12.31.14	12.31.13
Non-current
Corporate notes (1)	1,598,442	1,309,949
Total non-current	1,598,442	1,309,949

Current
Financial loans	-	430
Interest	33,961	40,153
Total current	33,961	40,583

(1)    Net of debt repurchase and issuance expenses.

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	12.31.14	12.31.13
Fixed rate
Less than 1 year	33,961	40,583
From 2 to 4 years	126,213	-
More than 4 years	1,472,229	1,309,949
	1,632,403	1,350,532

As of December 31, 2014 and 2013, the fair values of the Company’s non-current borrowings (Corporate Notes) amount approximately to $ 1.1 billion and 924.1 million, respectively. Such values were calculated on the basis of the estimated market price of the Company’s corporate notes at the end of each year.

The Company’s borrowings are denominated in the following currencies:

	12.31.14	12.31.13
Argentine pesos	-	430
US dollars	1,632,403	1,350,102
	1,632,403	1,350,532

The roll forward of the Company’s borrowings during the year was as follows:

Balance at 12.31.2012	1,453,843
Discontinued operations	(60,629)
Principal repaid	(25,535)
Interest paid	(176,976)
Repurchase of Corporate Notes	(165,085)
Repurchase of Corporate Notes from collection of receivables with related companies	(52,840)
Gain from the repurchase of Corporate Notes	(176,104)
Exchange difference and interest accrued	553,858
Balance at 12.31.2013	1,350,532
Principal repaid	(424)
Interest paid	(155,251)
Repurchase of Corporate Notes by the trust	(91,638)
Gain from the repurchase of Corporate Notes	(52,848)
Exchange difference and interest accrued	582,032
Balance at 12.31.2014	1,632,403

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

THE COMPANY’S BORROWINGS

   Corporate notes programs

The Company is included in a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 01-01-14	Debt repurchase (2)	Debt structure at 12-31-14	At 12-31-14
Fixed Rate Par Note	7	10.50	2017	14.76	-	14.76	126.21
Fixed Rate Par Note (1)	9	9.75	2022	186.12	(13.95)	172.17	1,472.23
Total				200.88	(13.95)	186.93	1,598.44

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 01-01-13	Debt repurchase (2)	Debt structure at 12-31-13	At 12-31-13
Fixed Rate Par Note	7	10.50	2017	24.76	(10.00)	14.76	96.25
Fixed Rate Par Note (1)	9	9.75	2022	247.43	(61.31)	186.12	1,213.70
Total				272.19	(71.31)	200.88	1,309.95

(1)      Net of issuance expenses.

(2)     Includes collection, through the trust, of proceeds from subsidiary sales and collection of financial receivables with related companies.

On March 27, 2014, the repurchased Corporate Notes that the Company held in its portfolio were written off.

The main covenants are the following:

                                 i.            Negative Covenants

The terms and conditions of the Corporate Notes include a number of negative covenants that limit the Company’s actions with regard to, among others, the following:

- encumbrance or authorization to encumber its property or assets;

- incurrence of indebtedness, in certain specified cases;

- sale of the Company’s assets related to its main business;

- carrying out of transactions with shareholders or related companies;

- making certain payments (including, among others, dividends, purchases of Edenor’s common shares or payments on subordinated debt).

                               ii.            Suspension of Covenants:

Certain negative covenants stipulated in the terms and conditions of the Corporate Notes will be suspended or adapted if:

-The Company’s long-term debt rating is raised to Investment Grade, or

- The Company’s Level of Indebtedness is equal to or lower than 2.5.

If the Company subsequently losses its Investment Grade rating or its Level of Indebtedness is higher than 2.5, as applicable, the suspended negative covenants will be once again in effect.

At the date of issuance of these financial statements, the previously mentioned ratios have been complied with.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

22.              Salaries and social security taxes

a.      Salaries and social security taxes payable

	12.31.14	12.31.13
Non-current
Early retirements payable	3,116	1,164
Seniority-based bonus	59,742	24,795
Total non-current	62,858	25,959

Current
Salaries payable and provisions	543,564	383,096
Social security taxes payable	64,899	35,832
Early retirements payable	2,186	1,929
Total current	610,649	420,857

b.      Salaries and social security taxes charged to profit or loss

	12.31.14	12.31.13	12.31.12
Salaries	1,414,922	892,679	663,434
Social security taxes	449,464	227,276	220,352
Discontinued operations	-	-	(189,791)
Total salaries and social security taxes	1,864,386	1,119,955	693,995

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which as of December 31, 2014 and 2013 amount to $ 2.2 million and $ 1.9 million (current) and $ 3.1 million and $ 1.2 million (non-current), respectively.

As of December 31, 2014 and 2013, the provisions for the seniority-based bonus granted to employees amounted to $ 59.7 million and $ 24.8 million, respectively.

As of December 31, 2014 and 2013, the number of employees amounts to 4,314 and 3,563, respectively.

23.              Benefit plans

A detail of the defined benefit plans granted to Company employees is provided below:

a) a seniority-based bonus to be granted to personnel with a certain amount of years of service included in collective bargaining agreements in effect:

 b) a bonus for all those employees who have the necessary years of service and made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary in accordance with the collective bargaining agreement and for employees who are not union members.

	12.31.14	12.31.13
Non-current	150,355	102,691
Current	10,566	-
Total Benefit plans	160,921	102,691

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The detail of the benefit plan obligations as of December 31, 2014 and 2013 is as follows:

	12.31.14	12.31.13
Benefit payment obligations at beginning of year	102,691	112,404
Current service cost	8,080	3,678
Interest cost	43,345	18,862
Actuarial losses	17,823	20,951
Benefits paid to participating employees	(11,018)	(7,904)
Discontinued operations	-	(45,300)
Benefit payment obligations at year end	160,921	102,691

As of December 31, 2014 and 2013, the Company does not have any assets related to post-retirement benefit plans.

The detail of the charge recognized in the statement of comprehensive (loss) income is as follows:

	12.31.14	12.31.13	12.31.12
Cost	8,080	3,678	3,568
Interest	43,345	18,862	16,796
Discontinued operations	-	-	10,662
Actuarial results - Other comprehensive loss	17,823	20,951	(7,937)
Actuarial results - Other comprehensive loss from discontinued operations	-	-	6,009
	69,248	43,491	29,098

The main actuarial assumptions used by the Company were the following:

	12.31.14	12.31.13
Discount rate	6%	6%
Salary increase	2%	2%
Inflation	32%	25%

The annual 6% real discount rate is reasonable considering the market rates for Argentine government bonds as of December 31, 2010. The IRR of Argentine government bonds has been significantly influenced, since mid-2011, by the global macroeconomic context, and the probability of default thereon is expected to be higher than the credit risk of large corporations. Subsequently, the rates increased due to a significant increase of the risk of default, unrelated to the risk of well-established firms whose risk of default on their obligations has not changed in such proportion.

Sensitivity analysis:

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

12.31.2014
Discount Rate: 5%
Obligation	174,897
Variation	13,976
8.68%

Discount Rate: 7%
Obligation	148,894
Variation	(12,027)
(7.47%)

Salary Increase : 1%
Obligation	149,682
Variation	(11,239)
(6.98%)

Salary Increase: 3%
Obligation	173,767
Variation	12,846
7.98%

The expected payments of benefits are as follow:

	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years
At December 31, 2014
Benefit payment obligations	10,567	15,341	18,656	23,292	106,903

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

Liabilities related to the above-mentioned benefit plans have been determined contemplating all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2014.

These benefits do not apply to key management personnel.

24.              Income tax and tax on minimum presumed income / Deferred tax

The analysis of deferred tax assets and liabilities is as follows:

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

	12.31.13	Charged to profit and loss	Charged to other comprenhensive income	12.31.14
Deferred tax assets:
Inventories	92	105	-	197
Derivative financial instruments	-	2,063		2,063
Trade receivables and other receivables	26,244	607	-	26,851
Trade payables and other payables	223,966	123,358	-	347,324
Salaries and social security taxes payable	4,318	16,617	-	20,935
Benefit plans	35,942	14,143	6,238	56,323
Tax liabilities	15,725	(1,832)	-	13,893
Provisions	32,826	14,831	-	47,657
Deferred tax asset	339,113	169,892	6,238	515,243

Deferred tax liabilities:
Property, plant and equipment	(398,953)	(18,053)	-	(417,006)
Financial assets at fair value through profit or loss	(1,231)	1,231	-	-
Borrowings	(12,356)	1,286	-	(11,070)
Deferred tax liability	(412,540)	(15,536)	-	(428,076)

Net deferred tax (liabilities) assets	(73,427)	154,356	6,238	87,167

	12.31.12	Charged to profit and loss	Charged to other comprenhensive income	Discontinued operations	12.31.13
Deferred tax assets:
Intangible assets	40,145	-	-	(40,145)	-
Inventories	52	39	-	1	92
Trade receivables and other receivables	40,817	(6,809)	-	(7,766)	26,244
Assets under construction	27,924	-	-	(27,924)	-
Trade payables and other payables	168,759	55,875	-	(668)	223,966
Salaries and social security taxes payable	17,709	(8,171)	-	(5,220)	4,318
Benefit plans	34,102	3,692	7,333	(9,185)	35,942
Tax liabilities	14,658	1,398	-	(331)	15,725
Provisions	29,183	6,253	-	(2,610)	32,826
Deferred tax asset	373,349	52,277	7,333	(93,848)	339,113

Deferred tax liabilities:
Property, plant and equipment	(493,615)	(8,191)	-	102,853	(398,953)
Trade receivables and other receivables	(7,108)	-	-	7,108	-
Financial assets at fair value through profit or loss	-	(1,231)	-	-	(1,231)
Borrowings	(13,617)	1,261	-	-	(12,356)
Assets of disposal group classified as held for sale	(89,422)	-	-	89,422	-
Deferred tax liability	(603,762)	(8,161)	-	199,383	(412,540)

Net deferred tax (liabilities) assets	(230,413)	44,116	7,333	105,535	(73,427)

	12.31.14	12.31.13
Deferred tax assets:
To be recover in less than 12 moths	91,079	127,422
To be recover in more than 12 moths	424,164	211,691
Deferred tax asset	515,243	339,113

Deferred tax liabilities:
To be recover in less than 12 moths	(22,004)	(16,718)
To be recover in more than 12 moths	(406,072)	(395,822)
Deferred tax liability	(428,076)	(412,540)

Net deferred tax assets (liabilities)	87,167	(73,427)

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

The detail of the income tax expense is disclosed below:

	12.31.14	12.31.13	12.31.12
Deferred tax	(154,356)	(44,116)	(116,717)
Discontinued operations	-	(105,535)	16,938
Income tax expense	(154,356)	(149,651)	(99,779)

	12.31.14	12.31.13	12.31.12
(Loss) Profit before taxes	(934,072)	823,751	(1,147,020)
Discontinued operations	-	-	56,192
Subtotal	(934,072)	823,751	(1,090,828)
Applicable tax rate	35%	35%	35%
Gain (Loss) Profit at the tax rate	(326,925)	288,313	(381,790)

Gain from interest in joint ventures	(2)	(2)	(1)
Discontinued operations	-	(56,456)	5,072
Other	25	4,338	(723)
Subtotal	(326,902)	236,193	(377,442)

Unrecognized net deferred tax assets/liabilities	183,067	(385,844)	262,059
Difference between provision and tax return	(10,521)	-	15,604
Total income tax expense:
Continuing operations	(154,356)	(44,116)	(116,717)
Discontinued operations	-	(105,535)	16,938

Tax loss carryforward	Year of expiration	Rate 35%
		12.31.14	12.31.13
2009	2014	4,231	4,231
2010	2015	7,293	7,293
2012	2017	55,996	45,475
2014	2019	172,545	-
Total tax loss carryfoward		240,065	56,999

Additionally, as of December 31, 2014, the minimum presumed income tax receivable of $ 169 million has been disclosed in the Other non-current receivables account (Note 11).

The detail of the aforementioned receivable is as follows:

Minimum national income tax receivable	Amount	Year of expiration
Generated in fiscal year 2010	17,330	2020
Generated in fiscal year 2011	32,787	2021
Generated in fiscal year 2012	32,105	2022
Generated in fiscal year 2013	43,949	2023
Generated in fiscal year 2014	42,417	2024
	168,588

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

25.               Tax liabilities

	12.31.14	12.31.13
Non-current
Tax regularization plan	3,164	4,406
Total Non-current	3,164	4,406

Current
Tax on minimum national income tax payable	14,730	24,876
Provincial, municipal and federal contributions and taxes	67,999	53,620
Tax withholdings	34,625	25,761
SUSS (Social Security System) withholdings	1,485	1,582
Municipal taxes	39,870	36,170
Tax regularization plan	1,774	40,460
Total Current	160,483	182,469

26.              Assignments of use

•         As assignee

The features that these assignments of use have in common are that payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the assignment of use contract of the Energy Handling and Transformer Center that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating assignment of use contracts have cancelable terms and assignment periods of 2 to 13 years.

Among them the following can be mentioned: commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Energy Handling and Transformer Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras substation.

As of December 31, 2014 and 2013, future minimum payments with respect to operating assignments of use are as follow:

	12.31.14	12.31.13
2014	-	21,046
2015	26,123	10,998
2016	19,864	4,943
2017	15,740	4,752
2018	5,698	147
2019	4,310	147
2020	147	-
Total future minimum lease payments	71,883	42,033

Total expenses for operating assignments of use for the years ended December 31, 2014 and 2013 are as follow:

	12.31.14	12.31.13
Total lease expenses	31,043	19,786

•         As assignor

The Company has entered into operating assignment of use contracts with certain cable television companies granting them the right to use the poles of the Company’s network. Most of these contracts include automatic renewal clauses.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

As of December 31, 2014 and 2013, future minimum collections with respect to operating assignments of use are as follow:

	12.31.14	12.31.13
2014	-	51,620
2015	72,922	48,023
2016	5,481	28
2017	200	-
2018	157	-
2019	-	-
2020	-	-
Total future minimum lease collections	78,760	99,671

Total income from operating assignments of use for the years ended December 31, 2014 and 2013 is as follows:

	12.31.14	12.31.13
Total lease income	57,463	41,538

27.               Provisions

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
At 12.31.13	83,121	10,667

Increases	34,860	40,557
Decreases	(5,886)	(27,156)
At 12.31.14	112,095	24,068

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
At 12.31.12	80,019	10,493

Increases	14,638	21,395
Decreases	(8,240)	(17,059)
Discontinued operations	(3,296)	(4,162)
At 12.31.13	83,121	10,667

28.              Revenue from sales

	12.31.14	12.31.13	12.31.12
Sales of electricity (1)	3,536,147	3,393,759	2,936,661
Right of use on poles	57,463	41,538	34,762
Connection charges	3,929	4,218	3,275
Reconnection charges	837	1,176	1,484
Total Revenue from sales	3,598,376	3,440,691	2,976,182

(1)   Includes revenue from the application of Resolution 347/12 for $ 508.1 million, $ 525.9 million and $ 55.5 million for the years ended December 31, 2014, 2013 and 2012, respectively.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

29.              Expenses by nature

The detail of expenses by nature is as follows:

	12.31.14
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	1,373,247	249,037	242,102	1,864,386
Pension plans	37,878	6,869	6,678	51,425
Communications expenses	13,207	39,088	2,920	55,215
Allowance for the impairment of trade and other receivables	-	21,531	-	21,531
Supplies consumption	205,853	-	13,117	218,970
Leases and insurance	7,871	-	35,193	43,064
Security service	28,874	201	15,122	44,197
Fees and remuneration for services	714,258	262,845	148,134	1,125,237
Public relations and marketing	-	-	5,719	5,719
Advertising and sponsorship	-	-	2,946	2,946
Reimbursements to personnel	1,164	309	1,514	2,987
Depreciation of property, plant and equipment	208,483	18,377	10,779	237,639
Directors and Supervisory Committee members’ fees	-	-	2,947	2,947
ENRE penalties	233,855	18,360	-	252,215
Taxes and charges	-	41,170	7,658	48,828
Other	372	122	1,933	2,427
12.31.14	2,825,062	657,909	496,762	3,979,733

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2014 for $ 156 million.

	12.31.13
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	790,667	179,355	149,933	1,119,955
Pension plans	14,748	3,728	4,064	22,540
Communications expenses	7,714	32,629	1,805	42,148
Allowance for the impairment of trade and other receivables	-	38,017	-	38,017
Supplies consumption	121,918	-	7,735	129,653
Leases and insurance	6,063	-	21,867	27,930
Security service	17,967	553	10,390	28,910
Fees and remuneration for services	665,136	198,458	103,421	967,015
Public relations and marketing	-	-	4,460	4,460
Advertising and sponsorship	-	-	2,298	2,298
Reimbursements to personnel	1,024	179	1,036	2,239
Depreciation of property, plant and equipment	194,815	9,105	8,228	212,148
Directors and Supervisory Committee members’ fees	-	-	2,507	2,507
ENRE penalties	234,803	52,700	-	287,503
Taxes and charges	-	33,435	5,460	38,895
Other	430	97	1,564	2,091
12.31.13	2,055,285	548,256	324,768	2,928,309

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2013 for $ 124.2 million.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

	12.31.12
Concepto	Gastos de transmisión y distribución	Gastos de comerciali- zación	Gastos de administra- ción	Total
Salaries and social security taxes	454,090	114,771	125,134	693,995
Pension plans	13,324	3,368	3,672	20,364
Communications expenses	7,549	20,493	1,703	29,745
Allowance for the impairment of trade and other receivables	-	17,149	-	17,149
Supplies consumption	85,144	-	6,510	91,654
Rent and insurance	3,937	-	17,208	21,145
Security services	11,826	680	4,256	16,762
Fees and remuneration for services	478,448	154,047	74,540	707,035
Public relations and marketing	-	-	3,419	3,419
Advertising and sponsorship	-	-	1,761	1,761
Reimbursements to personnel	1,003	197	794	1,994
Depreciation of property, plant and equipment	182,137	7,165	3,252	192,554
Directors and Supervisory Committee members’ fees	-	-	2,543	2,543
ENRE penalties	106,557	10,386	-	116,943
Taxes and charges	-	24,618	3,516	28,134
Other	101	64	1,087	1,252
12.31.12	1,344,116	352,938	249,395	1,946,449

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2012 for $ 107.5 million.

30.              Other income and expense

	12.31.14	12.31.13	12.31.12
Other operating income
Services provided to third parties	33,305	21,700	15,865
Commissions on municipal taxes collection	12,040	8,638	6,650
Other net income with Related Companies	5,020	3,857	2,790
Recovery of tax credits	-	-	5,112
Recovery of allowance of trade receivables and other receivables	1,839	4,318	-
Not refundable advance payments received for subsidiaries sale agreements	-	8,868	-
Others	205	14,199	1,846
Total other operating income	52,409	61,580	32,263

Other operating expense
Net expense from technical services	(16,236)	(15,541)	(10,597)
Gratifications for services	(24,985)	(15,876)	(10,126)
Cost for services provided to third parties	(25,265)	(9,035)	(13,688)
Severance paid	(8,202)	(4,924)	(4,819)
Impairment of other receivables	-	-	(37,266)
Transaction costs	(64,720)	(55,548)	(47,086)
Other expenses - FOCEDE	(97,701)	-	-
Provision for contingencies	(75,417)	(36,033)	(24,780)
Disposals of property, plant and equipment	(959)	(1,230)	(1,849)
Related parties (Note 33)	(1,230)	(1,069)	-
Other	(3,963)	(3,521)	-
Total other operating expense	(318,678)	(142,777)	(150,211)

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

31.               Net financial expense

	12.31.14	12.31.13	12.31.12
Financial income
Late payment charges	43,265	45,383	25,723
Financial interest (1)	195,707	241,685	49,782
Total financial income	238,972	287,068	75,505

Financial expenses
Interest and other (2)	(111,356)	(155,388)	(150,130)
Tax-related interest	(5,477)	(13,357)	(10,834)
Commercial interest	(459,671)	(325,796)	(64,501)
Bank fees and expenses	(15,509)	(10,313)	(511)
Total financial expenses	(592,013)	(504,854)	(225,976)

Other financial results
Exchange differences	(427,896)	(365,759)	(192,879)
Adjustment to present value of receivables	8,128	2,378	(2,196)
Changes in fair value of financial assets	67,591	16,097	39,053
Net gain from the repurchase of Corporate Notes	44,388	88,879	-
Other financial expense	(20,224)	(14,705)	(12,084)
Total other financial expense	(328,013)	(273,110)	(168,106)
Total net financial expense	(681,054)	(490,896)	(318,577)

(1)      Includes interest on cash equivalents as of December 31, 2014, 2013 and 2012 for $ 3.4 million, $ 2.9 million and $ 32.6 million, respectively.

(2)     Net of interest capitalized as of December 31, 2014, 2013 and 2012 for $ 123.9 million, $ 24.5 million and $ 25.4 million, respectively.

32.              Basic and diluted (loss) earnings per share

Basic

The basic (loss) earnings per share are calculated by dividing the result attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2014 and 2013, excluding common shares purchased by the Company and held as treasury shares.

The basic (loss) earnings per share coincide with the diluted (loss) earnings per share, inasmuch as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	12.31.14		12.31.13		12.31.12
	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations
(Loss) Profit for the period attributable to the owners of the Company	(779,716)	-	867,867	(96,128)	(1,030,303)	13,833
Weighted average number of common shares outstanding	897,043	897,043	897,043	897,043	897,043	897,043
Basic and diluted (loss) earnings per share – in pesos	(0.87)	-	0.97	(0.11)	(1.15)	0.02

33.              Related-party transactions

•            The following transactions were carried out with related parties:

a.                 Income

Company	Concept	12.31.14	12.31.13	12.31.12

CYCSA	Other income	5,018	3,857	2,790
PYSSA	Advertising on EDENOR bill	2	-	-
PESA	Interest	-	11,606	5,572
		5,020	15,463	8,362

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

b.             Expense

Company	Concept	12.31.14	12.31.13	12.31.12

EASA	Technical advisory services on financial matters	(20,134)	(13,599)	(11,325)
SACME	Operation and oversight of the electric power transmission system	(19,605)	(14,745)	(10,883)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	(1,230)	(1,069)	(685)
PYSSA	Financial and granting of loan services to customers	(90)	(95)	(74)
		(41,059)	(29,508)	(22,967)

•            The balances with related parties are as follow:

c.              Receivables and payables

	12.31.14	12.31.13
Other receivables
SACME	8,033	7,935
CYCSA	86	530
	8,119	8,465

	12.31.14	12.31.13
Trade and Other payables
SACME	(2,706)	(2,027)
EASA	-	(1)
	(2,706)	(2,028)

d.             Key management personnel’s remuneration

	12.31.14	12.31.13	12.31.12
Salaries	54,853	40,539	32,648
	54,853	40,539	32,648

The other receivables with related parties are not secured and do not accrue interest. No allowances have been recorded for these concepts in any of the periods covered by these financial statements.

•            The agreements entered into with related parties are detailed below:

(a)   Agreement with Comunicaciones y Consumos S.A.

During 2007 and 2008, the Company and Comunicaciones y Consumos S.A. (CYCSA) entered into agreements pursuant to which the Company granted CYCSA the exclusive right to provide telecommunications services to the Company customers through the use of the Company’s network in accordance with the provisions of Decree 764/2000 of the Federal Government, which contemplates the integration of voice, data and image transmission services through the existing infrastructure of electricity distribution companies such as the Company’s network, as well as the right to use the poles and towers of overhead lines under certain conditions. Additionally, the Company has the right to use part of the optical fiber capacity. In accordance with the terms of the agreement, CYCSA will be responsible for all maintenance expenses and expenses related to the adapting of the Company’s network for the rendering of such telecommunications services. The term of the agreement, which was originally ten years to commence from the date on which CYCSA’s license to render telecommunications services were approved, was subsequently extended to 20 years by virtue of an addendum to the agreement. In consideration of the use of the network, CYCSA grants the Company 2% of the annual charges collected from customers, before taxes, as well as 10% of the profits obtained from provision of services.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

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

•              The ultimate controlling company of Edenor is Pampa Energía S.A.

34.              Trust for the Management of Electric Power Transmission Works (FOTAE)

Due to the constant increase recorded in the demand for electricity as a result of the economic recovery, the Energy Secretariat, through Resolution 1875 dated December 5, 2005, established that the interconnection works through an underground power cable at two hundred and twenty kilovolts (220 kV) between Costanera and Puerto Nuevo Transformer Stations with Malaver Transformer Station were necessary. These works require not only the execution of expansion works but also new layout-designs of the high-voltage subsystems of Edenor and Edesur S.A.’s networks.  In addition, it established that a fraction of the electricity rate increase granted to distribution companies by ENRE Resolution 51/07 (as mentioned in Note 2.c.I), would be used to finance up to 30% of the total execution cost of these works, with the remaining 70% of the total cost of the works being absorbed by the MEM’s demand. Fund inflows and outflows relating to the aforementioned expansion works are managed by the Works Trust Fund Energy Secretariat Resolution 1/03, which will act as the link among CAMMESA, the Contracting Distribution Companies and the companies that would have been awarded the contracts for the provision of engineering services, supplies and main pieces of equipment as well as those for the execution of the works and provision of minor supplies.

The amount transferred to CAMMESA by the Company as from the commencement date of the project, through contributions in cash, supplies and services totaled $ 45.8 million.

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

The works were developed in different stages, and the Company complied with its responsibility with regard to the development of each of them, as well as with the operation and the planned and reactive maintenance of the facilities comprising the expansion works. The final conclusion of the works occurred in fiscal year 2014.

Furthermore, subsequent to year-end, CAMMESA not only informed the Company of the amounts disbursed by the BICE and CAMMESA for the execution of the aforementioned works, but also requested that the Company carry out the pertinent actions to comply with the provisions of Resolution 1875/05. Consequently, at the date of issuance of these financial statements, the Company has begun to carry out actions aimed at coordinating and reaching agreement, with the different parties involved, on the steps to be followed to have this process finalized. This will make it possible to subsequently define the Company’s real situation in relation to the obligations that have been imposed to it by said resolution.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

As of December 31, 2014, the Company recognized as facilities in service in the Property, plant and equipment account its participation in the works for an estimated value of $ 141.8 million, including financial charges, $ 105.6 million of which have not yet been contributed, a debt which is disclosed in the Other payables account of non-current liabilities.

35.               Assets and liabilities of disposal group classified as held for sale and discontinued operations

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

In this manner, as of December 31, 2013, the Company divested the AESEBA segment, which resulted in a loss of $ 96.5 million, included within the loss from discontinued operations, after tax-related effects and without considering the results of the repurchase of Corporate Notes, which were recognized by the Company when such transaction took place. At December 31, 2013, and due to the repurchases of the Company’s own debt made by the Trust, the Company recorded a gain of $ 71.7 million included in the “Other financial expense” line item of the Statement of Comprehensive (Loss) Income.

The Trust has purchased the totality of Edenor Corporate Notes due in 2017 and 2022 indicated in the respective trust agreement for USD 10 million and USD 68 million of nominal value, respectively. On March 27, 2014, these Corporate Notes were written off.

Due to the repurchases of the Company’s own debt made by the Trust, as of December 31, 2014, the Company recorded a gain of $ 44.4 million, which has been included in the “Other financial expense” line item of the Statement of Comprehensive (Loss) Income.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

Additionally, on April 5, 2014, the Trust was terminated and liquidated.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

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

Discontinued operations

The financial statements related to discontinued operations included in this financial statement are disclosed below:

a.                   Statements of comprehensive (loss) income

	12.31.14	12.31.13	12.31.12
Revenue for services	-	399,619	1,175,391
Revenue from construction	-	9,028	117,615
Cost of sales	-	(164,241)	(523,026)
Cost of construction	-	(9,028)	(117,615)
Gross profit	-	235,378	652,365
Transmission and distribution expenses	-	(104,392)	(401,394)
Selling expenses	-	(56,439)	(135,072)
Administrative expenses	-	(36,855)	(94,140)
Other operating income	-	1,865	53,328
Other operating expense	-	(2,600)	(10,296)
Operating profit	-	36,957	64,791

Financial income	-	14,803	10,522
Financial expenses	-	(28,576)	(66,500)
Other financial results	-	(7,473)	(3,620)
Net financial expense	-	(21,246)	(59,598)
Profit before taxes	-	15,711	5,193

Income tax and minimum national income tax	-	(7,136)	22,140
Profit after taxes	-	8,575	27,333

Loss on subsidiary sale	-	(185,959)	-
Loss from assets made available for sale	-	(7,146)	(10,446)
Tax effect	-	89,422	-
Loss for the year	-	(95,108)	16,887

Gain (loss) for the year attributable to:
Owners of the parent	-	(96,128)	13,833
Non-controlling interests	-	1,020	3,054
	-	(95,108)	16,887

b.                   Statements of cash flows

	12.31.14	12.31.13	12.31.12
Net cash flows generated by operating activities	-	168,628	287,788
Net cash flows used in investing activities	-	(124,246)	(232,131)
Net cash flows generated by financing activities	-	25,388	136,786
NET INCREASE IN CASH AND CASH EQUIVALENTS	-	69,770	192,443

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

36.              Merger process – EMDERSA HOLDING S.A.

On December 20, 2013, the Company Extraordinary Shareholders’ Meeting approved the merger of Emdersa Holding S.A. (as the acquired company, which will be dissolved without liquidation) with and into Edenor S.A. (as the acquiring  and surviving company), as well as all the documentation and information required for such purpose by the applicable regulations. The effective reorganization date for legal, accounting and tax purposes is retroactive to October 1, 2013.  At the date of issuance of these financial statements, the administrative approval thereof by the Inspección General de Justicia (Argentine governmental regulatory agency of corporations) is in process.

37.               Electric works arrangement - Agreement for the supply of electric power to Mitre and Sarmiento railway lines

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

During the fiscal year being reported, the Company received disbursements for $ 79.2 million, relating to installments 1 through 4, in addition to the advance payment collected in fiscal year 2013 for $ 20 million. As of December 31, 2014, the Company recorded $ 52 million as Non-current deferred revenue and $ 47.2 million as Non-current trade payables – Customer contributions.

38.              Construction works - San Miguel and San Martín Transformer Centers

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

The works were carried out by the Company with the contributions made by ENARSA. Negotiations are currently being held concerning the modality and conditions under which the ownership of the works will be assigned to Edenor S.A. with the signing of the respective agreements. As of December 31, 2014, the Company continues to recognize liabilities for this concept in the Deferred revenue account. The recordings made until now and described in this note will be adjusted based on the previously mentioned definitions.

39.              Safekeeping of documentation

On August 14, 2014, the National Securities Commission (CNV) issued General Resolution No. 629 which introduced changes to its regulations concerning the safekeeping and preservation of corporate books, accounting books and commercial documentation. In this regard, it is informed that for safekeeping purposes the Company has sent its workpapers and non-sensitive information, whose periods for retention have not expired, to the warehouses of the firm Iron Mountain Argentina S.A., located at:

-          1245 Azara St. – City of Buenos Aires

-          2163 Don Pedro de Mendoza Av. – City of Buenos Aires

-          2482 Amancio Alcorta Av. – City  of Buenos Aires

-          Tucumán St. on the corner of El Zonda, Carlos Spegazzini City, Ezeiza, Province of Buenos Aires

Furthermore, on February 5, 2014 a publicly known incident occurred in the warehouses of Iron Mountain S.A. located at 1245 Azara St. At the date of issuance of these financial statements, the Company has not been informed about whether the documentation stored thereat had been effectively affected by the fire or the condition thereof after the incident.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

Nevertheless, in accordance with the internal survey carried out by the Company, the results of which were duly informed to the CNV on February 18, 2014, the fire affected between 20% and 30% of Edenor’s documentation that Iron Mountain S.A. had in its warehouse and under its custody, which, it is estimated, does not affect the normal development of the business.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

Furthermore, the detail of the documentation stored outside the Company’s offices for safekeeping purposes, as well as the documentation referred to in section 5 sub-section a.3) of Caption I of Chapter V of Title II of the REGULATIONS (Technical Rule 2013, as amended) is available at the Company’s registered office.

40.              Events after the reporting period

Exceptional recognition not regarded as a salary item

On January 13, 2015, the Labor and Social Security Ministry issued Resolution No. 47/15 pursuant to which the Company is instructed to pay, on a one-time and extraordinary basis, to its employees who are represented by the Sindicato de Luz y Fuerza an amount not regarded as a salary item (i.e. included in the salary but not subject to social security charges nor considered for the payment of the mid and year-end bonus) of $ 8,000 that the Company paid in two payments of $ 4,000 made on January 20 and February 20, 2015, respectively.

Moreover, it was the Management’s decision to extend this measure to all Company employees.

SE Resolution 32/15

On March 13, 2015, the Official Gazette published SE Resolution 32/15. The provisions of such Resolution and the impact thereof have been described in Notes 1 and 2.c.V.

Study, Review and Inspection of Works in Public Spaces Fees (TERI)

At the date of issuance of these financial statements, the Company has received assessments and demand for payment notices from the Government of the City of Buenos Aires for a total amount of $ 35.8 million for this concept.

In the Company’s opinion these fees are not applicable in accordance with federal regulations, the case law and the procedural status of judicial decisions. Therefore, the Management of the Company as well as its external legal advisors believe that there exist good reasons to support the Company’s position and have this tax claim rejected by a court of law. Therefore, the probability of an outflow of resources on account of such contingency has been regarded as low.

Ordinary and Extraordinary Shareholders’ Meeting

On April 28, 2015, the Company held the Ordinary and Extraordinary Shareholders’ Meeting, at which, in  addition to that which has been indicated in note 16, all the other items included in the agenda of the Ordinary and Extraordinary Shareholders’ Meeting in accordance with the respective notice of meeting, such as –among other- the approval of the Financial Statements as of December 31, 2014, the approval of the actions taken by the Directors and Supervisory Committee members together with the remuneration thereof and the appointment of authorities and external auditors for the current fiscal year, were dealt with.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

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

Management conducted an evaluation of the effectiveness of Edenor S.A.’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 1992. Based on such evaluation, Management concluded that the Edenor S.A.’s internal control over financial reporting was effective as of December 31, 2014. The effectiveness of Edenor S.A.’s internal control over financial reporting as of December 31, 2014 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which accompanies this report.

Edgardo Volosín	Leandro Montero
Chief Executive Officer	Chief Financial Officer

Buenos Aires, Argentina

May 12, 2015

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

In our opinion, the accompanying statements of financial position and the related statements of comprehensive (loss) income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter, Edenor S.A.) as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Without qualifying our opinion, we draw the attention to the situation explained in Note 1 to the financial statements in relation to the economic and financial situation of Edenor.

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2014 and 2013  (continued)

Autonomous City of Buenos Aires, May 12, 2015.

/s/ PRICE WATERHOUSE & CO. S.R.L.

Andrés Suarez (Partner)