Form 20-F
period 2015-12-31
EDENOR
filed 2016-04-28
CIK 1395213

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015 Commission File number: 001-33422

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

SELECTED FINANCIAL DATA

The following tables present our summary financial data for the years ended December 31, 2015, 2014, 2013, 2012 and 2011. This information should be read in conjunction with our audited financial statements as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 (the “Financial Statements”), the related notes thereto and the information under “Item 5. Operating and Financial Review and Prospects.ˮ included elsewhere in this annual report. The financial data as of December 31, 2015, has been derived from our Financial Statements.

Our Financial Statements have been prepared in accordance with International Financing Reporting Standards (“IFRSˮ), as issued by the International Accounting Standards Board (“IASBˮ), and these have been approved by resolution of the board of directors’ meeting held on March 8, 2016.  See “Item 18—Financial Statements”.

The selected statement of comprehensive (loss) income data for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, and the selected statement of financial position data as of December 31, 2015, 2014, 2013, 2012 and 2011 have been prepared in accordance with IFRS, as issued by the IASB, and have been derived from our financial statements, which were audited by Price Waterhouse & Co. S.R.L. (“PwC”), member firm of PricewaterhouseCoopers network. The financial data as of December 31, 2011, 2012 and 2013 is derived from our audited consolidated financial statements that are not included in this annual report, which were also audited by PwC.

Despite the delay in the implementation of certain provisions of the Adjustment Agreement, particularly in relation to the implementation of the semi-annual rate adjustments resulting from the CMM (as defined below) and the completion of the RTI process, the recent adoption of certain measures, such as Resolution No. 32/15 of the Argentine Secretariat of Energy (the “SE”) and Resolution No. 7/16 of the Ministry of Energy and Mining (the “Ministry of Energy”), has allowed us to not only maintain the quality and safety of our service but also to satisfy the constant year-on-year increase in demand for electricity following Argentina’s relative economic growth in recent years (especially, from 2012 through 2015). Accordingly, we have been able to absorb the higher costs associated with the increased supply of electricity and to carry out investments and essential operation and maintenance-related works as planned.

During 2015, we recorded positive operating and net income reversing the negative economic and financial situation experienced in previous years. Such improvement was achieved mainly as a consequence of the issuance on March 13, 2015 of Resolution No. 32/15 of the SE, which addressed the need for adjustment of the economic and financial situation of distribution companies granting us a temporary increase in income through funds provided by CAMMESA, applicable retroactively as from February 1, 2015, to cover costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI.

Notwithstanding the foregoing, as of December 31, 2015, our negative working capital amounted to Ps. 1,811 million, which included debt owed to CAMMESA of Ps. 1,808.6 million plus accrued interest, as described under Note 2.c.IX.e to our Financial Statements, with respect to which we have submitted to CAMMESA a repayment plan in November 2015 based on available and projected cash flows data. As of the date of this annual report, negotiations with CAMMESA continue with respect to a final repayment schedule. On December 16, 2015, the Macri administration issued Decree No. 134/15, which declared the state of emergency with respect to the national electricity system, authoritizing the Ministry of Energy to implement a nation-wide plan of action for the generation, transmission and distribution of electricity and to take actions to guarantee the supply of the electricity under adequate economic and technical conditions.

During January 2016, the Ministry of Energy issued Resolutions No. 6/16 and No. 7/16 implementing a new tariff schedule that improved the income of distribution companies such as us to enable them to make investments, carry out maintenance works and expand their networks during 2016 Pursuant to such resolutions, the Argentine Electricity Agency (Ente Nacional Regulador de la Electricidad, the “ENRE”) implemented a VAD (as defined below) adjustment to the tariff schedule on account of the future RTI, and is expected to take all necessary action to conclude the RTI process by December 31, 2016.

Notwithstanding the foregoing, our board of directors (the “Board of Directors”) continues evaluating the sufficiency of financial resources allocated to pay for operation costs, investment plans and debt service, together with the impact on the different variables that affect our business, such as demand behavior, losses, penalties and service quality, among others. In addition, our Board of Directors will continue to actively participate in the RTI process, which is expected to be concluded by December 31, 2016 in accordance with Section 5 of Resolution No. 7/16 of the Ministry of Energy.

Our Financial Statements are included in this annual report beginning on page F-1.

In accordance with the decision of our board of directors to divest and sell the subsidiary Aeseba as of March 31, 2013 and the subsidiaries Emdersa Holding S.A. (“Emdersa Holdingˮ or “EHSA”), including Emdersa and its subsidiaries, Empresa Distribuidora de San Luis S.A. (“Edesal”), Empresa Distribuidora de La Rioja S.A. (“Edelar”), Empresa Distribuidora de Salta S.A. (“Edesa”) and Emdersa Generación Salta S.A. (“EGSSA”), as of December 31, 2011, we have classified the corresponding assets and liabilities associated to these subsidiaries in the consolidated financial statements as of December 31, 2013, 2012 and 2011 as “Assets of disposal groups classified as held for sale” and “Liabilities of disposal groups classified as held for sale”. As of October 11, 2011, October 25, 2011 and May 10, 2012 the Company sold its direct and indirect stake in EGSSA (subject to a condition precedent related to Emdersa’s spin-off), Edesal and Edesa, respectively. The corresponding charges to results have been included within “Income (Loss) from discontinued operations” line item in our consolidated statements of comprehensive loss for the years ended December 31, 2012 and 2011. As of April 5, 2013, the Company sold its stake in Aeseba. The corresponding charges to results have been included within “Loss from Discontinued operations” line item in our consolidated statements of comprehensive loss for the year ended December 31, 2013.

In this annual report, except as otherwise specified, references to “$”, “U.S.$” and “Dollars” are to U.S. Dollars, and references to “Ps.” and “Pesos” are to Argentine Pesos.  Solely for the convenience of the reader, Peso amounts as of and for the year ended December 31, 2015 have been translated into U.S. Dollars at the selling exchange rate for U.S. Dollars quoted by Banco de la Nación Argentina (the “Banco Nación”) on December 31, 2015, which was  Ps. 13.04 to U.S.$ 1.00, unless otherwise indicated. The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate. See “Item 3. Key Information—Exchange Rates” and “Item 3.  Key Information—Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations.”

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, any discrepancies between the totals and the sums of amounts are due to rounding.

Statement of comprehensive (loss) income *

	2015	2015	2014	2013	2012	2011
	US$	Ps.	Ps.	Ps.	Ps.	Ps.
Continuing operations
Revenue from sales (1)	291.6	3,802.2	3,598.4	3,440.7	2,976.2	2,302.0
Electric power purchases	(155.1)	(2,022.0)	(1,878.1)	(2,050.3)	(1,740.2)	(1,130.9)
Subtotal	136.5	1,780.2	1,720.3	1,390.4	1,236.0	1,171.1
Transmission and distribution expenses	(241.8)	(3,153.7)	(2,825.1)	(2,055.3)	(1,344.1)	(970.5)
(Loss) Gross income	(105.3)	(1,373.5)	(1,104.8)	(664.9)	(108.1)	200.6

Selling expenses	(63.9)	(832.8)	(657.9)	(548.3)	(352.9)	(261.9)
Administrative expenses	(54.1)	(706.1)	(496.8)	(324.8)	(249.4)	(196.6)
Other operating income	6.1	79.2	52.4	61.6	32.3	22.5
Other operating expense	(38.5)	(502.5)	(318.7)	(142.8)	(150.3)	(93.8)
Gain from acquisition of companies	-	-	-	-	-	435.0
Income from non-reimbursable customer contributions	0.1	0.8	0.8	0.7	-	-
Operating (loss) profit before SE Resolution 250/13 and subsequent Notes	(255.7)	(3,334.9)	(2,525.0)	(1,618.5)	(828.4)	105.8
Income recognition on account of the RTI - SE Resolution 32/15	385.4	5,025.1	-	-	-	-
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	42.3	551.5	2,271.9	2,933.1	-	-
Operating profit (loss)	171.9	2,241.7	(253.1)	1,314.6	(828.4)	105.8

Financial income	7.4	96.2	235.5	287.1	75.5	53.5
Financial expenses (2)	(34.5)	(450.0)	(592.0)	(504.9)	(226.0)	(150.6)
Other financial expense	(43.1)	(561.7)	(324.5)	(273.1)	(168.1)	(93.5)
Net financial (expense) income	(70.2)	(915.5)	(681.0)	(490.9)	(318.6)	(190.6)
Profit (Loss) before taxes	101.7	1,326.2	(934.1)	823.7	(1,147.0)	(84.8)

Income tax	(14.1)	(183.8)	154.4	44.1	116.7	(82.2)
Profit (Loss) for the year from continuing operations	87.6	1,142.4	(779.7)	867.8	(1,030.3)	(167.0)

Discontinued operations	-	-	-	(95.1)	16.9	(124.4)
Profit (Loss) for the year	87.6	1,142.4	(779.7)	772.7	(1,013.4)	(291.4)

Profit (Loss) for the year attributable to:
Owners of the Company	87.6	1,142.4	(779.7)	771.7	(1,016.5)	(304.1)
Non-controlling interests	-	-	-	1.0	3.1	12.7
Profit (Loss) for the year	87.6	1,142.4	(779.7)	772.7	(1,013.4)	(291.4)

Profit (Loss) for the year attributable to the owners of the parent
Continuing operations	87.6	1,142.4	(779.7)	867.9	(1,030.3)	(167.0)
Discontinued operations	-	-	-	(96.2)	13.8	(137.1)
	87.6	1,142.4	(779.7)	771.7	(1,016.5)	(304.1)

Statement of comprehensive (loss) income * (continued)

	2015	2015	2014	2013	2012	2011
	US$	Ps.	Ps.	Ps.	Ps.	Ps.
Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	(0.3)	(3.7)	(17.8)	(21.0)	7.9	(10.2)
Tax effect of actuarial income (losses) on benefit plans	0.1	1.3	6.2	7.4	(2.8)	3.6
Total other comprehensive loss from discontinued operations	-	-	-	-	(2.1)	(5.7)
Total other comprehensive (loss) income	(0.2)	(2.4)	(11.6)	(13.6)	3.0	(12.3)

Comprehensive income for the year attributable to:
Owners of the parent	87.4	1,140.0	(791.3)	758.1	(1,013.2)	(315.4)
Non-controlling interests	-	-	-	1.0	2.8	11.7
Comprehensive income (loss) for the year	87.4	1,140.0	(791.3)	759.1	(1,010.4)	(303.7)

Profit (Loss) for the year attributable to the owners of the parent
Continuing operations	87.4	1,140.0	(791.3)	757.1	(1,025.1)	(173.6)
Discontinued operations		-	-	1.0	11.9	(141.8)
	87.4	1,140.0	(791.3)	758.1	(1,013.2)	(315.4)

Basic and diluted earnings (loss) per share:
Basic and diluted earnings (loss) per share from continuing operations	0.10	1.27	(0.87)	0.97	(1.15)	(0.19)
Basic and diluted (loss) earnings per share from discontinued operations	-	-	-	(0.11)	0.02	(0.15)

Basic and diluted earnings (loss) per ADS (3):
Basic and diluted earnings (loss) per ADS from continuing operations	1.95	25.40	(17.40)	19.40	(23.00)	(3.80)
Basic and diluted (loss) earnings per ADS from discontinued operations	-	-	-	(2.20)	0.40	(3.00)

(*)      Certain amounts of the presented financial data for comparative purposes (2014, 2013, 2012 and 2011) have been reclassified (with regard to the financial statements as of such dates) following the disclosure criteria used for the financial statements as of December 31, 2015, mainly due to discontinued operations.

(1)     Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year, and has been valued on the basis of applicable tariffs and the charges determined by the Resolution No. 347/12.

(2)     Net of interest capitalized at December 31, 2015, 2014, 2013, 2012 and 2011 for Ps. 255.9, Ps. 123.9 million, Ps. 24.5 million, Ps. 25.4 million and Ps. 16.1 million, respectively.

(3)     Each ADS represents 20 Class B common shares.

Statement of financial position

	2015	2015	2014	2013	2012	2011
	US$	Ps.	Ps.	Ps.	Ps.	Ps.
ASSETS
Non-current assets
Property, plant and equipment	681.4	8,885.8	6,652.5	5,189.3	4,344.6	3,995.3
Intangible assets	-	-	-	-	845.8	793.0
Interest in joint ventures	-	0.4	0.4	0.4	0.4	0.4
Deferred tax asset	3.8	50.0	87.2	-	-	-
Other receivables	11.8	153.8	249.2	199.4	195.0	50.3
Trade receivables	1.8	23.6	-	-	2.0	45.7
Total non-current assets	698.9	9,113.6	6,989.3	5,389.1	5,387.8	4,884.7

Current assets
Assets under construction	-	-	-	-	84.5	45.5
Inventories	10.3	134.9	74.0	83.9	85.0	45.3
Other receivables	82.8	1,079.8	250.3	522.1	127.2	76.3
Trade receivables	73.8	963.0	882.9	803.1	889.4	534.7
Financial assets at fair value through profit or loss	119.7	1,560.4	254.4	216.4	3.4	2.1
Derivative financial instruments	0.0	0.2	-	-	-	1.3
Cash and cash equivalents	9.9	129.0	179.1	243.5	71.1	130.5
Total current assets	296.6	3,867.3	1,640.7	1,869.0	1,260.6	835.7
Assets of disposal group classified as held for sale	-	-	-	-	223.4	1,291.1
TOTAL ASSETS	995.4	12,980.9	8,630.0	7,258.1	6,871.8	7,011.5

EQUITY
Capital and reserves attributable to the owners
Share capital	68.8	897.0	897.0	897.0	897.0	897.0
Adjustment to share capital	30.5	397.7	397.7	397.7	397.7	986.1
Additional paid-in capital	0.3	3.5	3.5	3.5	3.5	21.8
Treasury stock	0.7	9.4	9.4	9.4	9.4	9.4
Adjustment to treasury stock	0.8	10.3	10.3	10.3	10.3	10.3
Other comprehensive (loss) income	(3.2)	(42.3)	(39.9)	(28.3)	(14.6)	64.0
Accumulated deficit	19.1	249.4	(893.0)	(113.3)	(885.1)	(557.3)
Equity attributable to the owners	116.9	1,525.0	385.0	1,176.3	418.2	1,431.3
Non-controlling interest	-	-	-	-	71.1	415.9
TOTAL EQUITY	116.9	1,525.0	385.0	1,176.3	489.3	1,847.2

LIABILITIES
Non-current liabilities
Trade payables	17.3	225.0	231.1	220.8	155.3	87.7
Other payables (1)	183.4	2,391.9	1,644.6	944.7	1,894.8	1,373.7
Borrowings	188.7	2,461.0	1,598.4	1,309.9	1,350.7	1,189.9
Deferred revenue	11.8	153.8	109.1	33.7	264.4	174.8
Salaries and social security taxes payable	6.1	80.0	62.9	26.0	17.5	23.6
Benefit plans	15.7	204.4	150.4	102.7	97.4	83.5
Deferred tax liability	-	-	-	73.4	230.4	348.7
Tax liabilities	0.1	1.9	3.2	4.4	10.0	17.7
Provisions	19.9	259.6	112.1	83.1	80.0	66.1
Total non-current liabilities	443.1	5,777.6	3,911.8	2,798.7	4,100.5	3,365.7

Current liabilities
Trade payables	343.2	4,475.4	3,299.6	2,481.2	1,208.5	623.7
Other payables (1)	11.6	151.7	187.1	147.2	150.4	128.6
Borrowings	3.7	48.8	34.0	40.6	103.1	59.0
Derivative financial instruments	-	-	5.9	-	-	-
Deferred revenue	0.1	0.8	0.8	-	-	-
Salaries and social security taxes payable	56.2	733.1	610.6	420.9	383.6	275.8
Benefit plans	2.2	28.3	10.6	-	15.0	11.3
Tax liabilities	13.0	169.7	160.5	182.5	253.6	147.7
Provisions	5.4	70.5	24.1	10.7	10.5	10.3
Total current liabilities	435.5	5,678.3	4,333.2	3,283.1	2,124.7	1,256.4
Liabilities of disposal group classified as held for sale		-	-	-	157.3	542.2
TOTAL LIABILITIES	878.5	11,455.9	8,245.0	6,081.8	6,382.5	5,164.3

TOTAL LIABILITIES AND EQUITY	995.4	12,980.9	8,630.0	7,258.1	6,871.8	7,011.5

(1)       Includes the amounts collected through the Program for the Rational Use of Electricity Power (PUREE). As of December, 31, 2014 and 2013 net of Ps. 2,235.1 million and Ps. 1,661.1 million, respectively, compensated pursuant to Resolution No. 250/2013 and Notes 6852/2013, 4012/14, 486/14 and 1136/14, which as of December 31, 2014, 2013, 2012 and 2011 amounted to Ps. 17.5 million, Ps. 108.6 million, Ps. 1,352 million and Ps. 928.7 million, respectively, included under current and non-current liabilities. Edenor is permitted to retain funds from the PUREE that it would otherwise be required to transfer to CAMMESA according to Resolution No. 1,037/07 of the SE. Since the issuance of Resolution No. 32/15, the PUREE funds are considered part of Edenor´s income on account of the future RTI.

Statement of Cash flows

	2015	2015	2014	2013	2012	2011
	US$	Ps.	Ps.	Ps.	Ps.	Ps.
Cash flows from operating activities
(Loss) Profit for the year	87.6	1,142.4	(779.7)	772.7	(1,013.4)	(291.4)
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	21.6	281.4	237.6	212.1	192.6	184.8
Loss on disposals of property, plant and equipment	0.3	3.5	1.0	1.2	1.8	1.8
Net accrued interest	25.6	333.7	341.0	196.6	182.6	95.3
Exchange differences	68.6	894.8	427.9	365.8	192.9	100.5
Income tax	14.1	183.8	(154.4)	(44.1)	(116.7)	82.2
Allowance for the impairment of trade and other receivables, net of recovery	1.8	24.1	19.7	33.7	54.4	13.2
Adjustment to present value of receivables	(0.4)	(5.4)	(8.1)	(2.4)	2.2	(1.2)
Provision for contingencies	17.4	226.4	75.4	36.0	24.8	16.6
Other expenses - FOCEDE	4.6	59.6	97.7	-	-	-
Changes in fair value of financial assets	(24.8)	(323.6)	(67.6)	(16.1)	(39.1)	(14.8)
Accrual of benefit plans	6.8	89.3	51.4	22.5	20.4	9.9
Gain from acquisition of companies	-	-	-	-	-	(435.0)
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	(42.3)	(551.5)	(2,271.9)	(2,933.1)	-	-
Income recognition on account of the RTI - SE Resolution 32/15	(38.0)	(495.5)
Net gain from the repurchase of Corporate Notes	-	-	(44.4)	(88.9)	-	(6.5)
Income from non-reimbursable customer contributions	(0.1)	(0.8)
Discontinued operations	-	-	-	168.6	287.8	349.8
Changes in operating assets and liabilities:
Increase in trade receivables	(3.1)	(40.6)	(55.3)	(48.5)	(306.0)	(63.6)
Increase in other receivables	(26.7)	(347.9)	(134.7)	(111.7)	(15.6)	(44.0)
Decrease (Increase) in inventories	(4.7)	(60.9)	9.9	(42.7)	(18.3)	(10.5)
Increase in assets under construction	-	-	-	-	-	(8.6)
Increase (Decrease) in deferred revenue	3.5	45.5	76.2	(0.7)	16.9	17.5
(Decrease) Increase in trade payables	50.7	660.8	(528.4)	(87.0)	207.7	195.6
Increase in salaries and social security taxes payable	10.7	139.7	226.7	95.3	88.8	63.7
Decrease in benefit plans	(1.6)	(21.2)	(11.0)	(7.9)	(4.0)	(2.7)
(Decrease) Increase in tax liabilities	(10.8)	(141.0)	(28.7)	(44.9)	43.4	(19.2)
Increase in other payables	(4.8)	(62.1)	162.3	262.0	40.9	120.2
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)	2.0	25.6	482.9	491.9	410.7	338.0
Net decrease in provisions	(2.5)	(32.6)	(33.0)	(25.3)	(12.1)	(11.0)
Subtotal before variations of debts with Cammesa	155.5	2,027.5	(1,907.5)	(794.9)	242.7	680.5
Increase in account payable and mutuum with Cammesa	91.2	1,189.5	3,455.5	2,231.5	295.7	10.1
Net cash flows provided by operating activities	246.7	3,217.0	1,548.0	1,436.6	538.4	690.6

Cash flows from investing activities
Payment of property, plants and equipments	(160.7)	(2,095.5)	(1,400.1)	(892.4)	(537.9)	(434.7)
Net (payment for) collection of purchase / sale of financial assets at fair value	(77.6)	(1,012.1)	(64.6)	(97.4)	37.8	443.5
Payment for adquisition of companies	-	-	-	-	-	(442.9)
Payment for adquisition of additional non-controlling interests	-	-	-	-	-	(6.4)
Loans granted	-	-	-	-	(0.5)	(39.7)
Collection of financial receivables with related companies	-	-	-	2.1	142.4	90.6
Collection for sales of discontinued operations	-	-	-	-	-	126.7
Incorporation of Cash and Cash equivalents in acquired companies	-	-	-	-	-	119.0
Collection of receivables from sale of subsidiaries - SIESA	0.3	4.3	3.0	2.9	-	-
Discontinued operations	-	-	-	(124.2)	(232.1)	(610.9)
Net cash flows used in investing activities	(238.0)	(3,103.3)	(1,461.7)	(1,109.0)	(590.3)	(754.8)

Statement of  Cash flows (continued)

	2015	2015	2014	2013	2012	2011
	US$	Ps.	Ps.	Ps.	Ps.	Ps.
Cash flows from financing activities
Loans taken	-	-	-	-	0.8	298.2
Repayment of principal on loans	-	-	(0.4)	(25.5)	(36.5)	(252.5)
Payment of interest on loans	(13.3)	(172.9)	(155.3)	(177.0)	(128.9)	(127.9)
Discontinued operations	-	-	-	25.4	136.8	55.9
Net cash flows used in financing activities	(13.3)	(172.9)	(155.7)	(177.1)	(27.8)	(26.3)

Net (decrease) / increase in cash and cash equivalents	(4.5)	(59.2)	(69.5)	150.5	(79.7)	(90.4)

Cash and cash equivalents at beginning of year	13.7	179.1	243.5	71.1	130.5	246.0
Cash and cash equivalents at beginning of year included in assets of disposal group classified as held for sale	-	-	-	11.2	28.3	-
Exchange differences in cash and cash equivalents	0.7	9.1	5.1	10.7	3.2	3.3
Net (decrease) increase in cash and cash equivalents	(4.5)	(59.2)	(69.5)	150.5	(79.7)	(90.4)
Cash and cash equivalents at the end of year	9.9	129.0	179.1	243.5	82.3	158.8

Cash and cash equivalents at the end of the year in the statement of financial position	9.9	129.0	179.1	243.5	71.1	130.5
Cash and cash equivalents at the end of the year included in assets of disposal group classified as held for sale	-	-	-	-	11.2	28.3
Cash and cash equivalents at the end of the year	9.9	129.0	179.1	243.5	82.3	158.8
						-

Supplemental cash flows information
Non-cash operating, investing and financing activities
						-
Financial costs capitalized in property, plant and equipment	(19.6)	(255.9)	(123.9)	(24.5)	(6.4)	4.1
						-
Acquisitions of property, plant and equipment through increased trade payables	(12.8)	(166.8)	(144.8)	(126.4)	-	-
						-
Decrease from offsetting of PUREE-related liability against receivables (SE Resolution 250/13 and SE Notes 6852/13 and 4012/14)	0.8	10.6	(574.0)	(1,661.1)	-	-

Decrease from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13 and SE Notes 6852/13 and 4012/14)	12.1	158.1	(2,218.4)	(1,152.3)	-	-
						-
Decrease from offset of other liabilities with CAMMESA for loans for consumption (Mutuums) granted for higher salary costs (SE Resolution 32/15)	(38.0)	(495.5)	-	-	-	-
						-
Decrease in financial assets at fair value from repurchase of Corporate Notes	-	-	91.6	165.1	-	-
						-
						-
Increase in financial assets at fair value from subsidiary sale	-	-	-	(334.3)	-	-
						-
Decrease of other receivables for collection of corporate notes with related companies	-	-	-	52.8	-	-
						-
Net increase of trade receivables from assets of disposal group classified as held for sale	-	-	-	(44.6)	-	-
						-
Acquisitions of property, plant and equipment through increased debt FOTAE	-	-	(32.9)	(49.0)	-	-

Acquired Companies
Cash and Cash equivalents	-	-	-	-	-	119
Property, plant and equipment	-	-	-	-	-	1,881
Inventories	-	-	-	-	-	4
Trade receivables	-	-	-	-	-	255
Other receivables	-	-	-	-	-	85
Trade payables	-	-	-	-	-	(258)
Borrowings	-	-	-	-	-	(450)
Deferred tax liability	-	-	-	-	-	(79)
Other liabilities	-	-	-	-	-	(331)
Net Assets	-	-	-	-	-	1,227
Non-controlling interests	-	-	-	-	-	(230)
Net assets acquired	-	-	-	-	-	997
Bargain Purchase	-	-	-	-	-	435
Cash Paid	-	-	-	-	-	(562)
Cash and cash equivalents in acquired companies	-	-	-	-	-	119
Net Cash Flow for acquisition of companies	-	-	-	-	-	(443)

	Year ended December 31,
	2015	2014	2013	2012	2011
Operating data
Energy sales (in GWh):	22,402	21,312	21,674	20,760	20,098
Residential	9,671	9,114	9,114	8,662	8,139
Small Commercial	1,878	1,714	1,780	1,688	1,601
Medium Commercial	1,828	1,712	1,828	1,717	1,700
Industrial	3,680	3,431	3,458	3,335	3,442
Wheeling System(1)	4,200	4,213	4,374	4,261	4,156
Public Lighting	688	678	683	668	656
Shantytowns	435	430	417	409	384
Others (2)	21	20	20	20	20
Customers (in thousands) (3)	2,835	2,800	2,773	2,726	2,699
Energy Losses (%)	14.90%	13.82%	13.00%	13.30%	12.60%
MWh sold per employee	5,122	4,920	6,024	7,088	7,188
Customers per employee	648	647	771	931	965

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

EXCHANGE RATES

From April 1, 1991 until the end of 2001, the Convertibility Law established a fixed exchange rate under which the Central Bank of Argentina (Banco Central de la República Argentina, the “Central Bank”) was obliged to sell U.S. Dollars at a fixed rate of one Peso per U.S. Dollar (the “Convertibility Regime”).  On January 6, 2002, the Argentine Congress enacted the Public Emergency Law No. 25,561 (the “Public Emergency Law”), formally putting an end to the Convertibility Regime and abandoning over ten years of U.S. Dollar-Peso parity.  The Public Emergency Law grants the Executive Branch of the Argentine government the power to set the exchange rate between the Peso and foreign currencies and to issue regulations related to the foreign exchange market.  The Public Emergency law has been extended until December 31, 2017.  For a brief period following the end of the Convertibility Regime, the Public Emergency Law established a temporary dual exchange rate system.  Since February 2002, the Peso has been allowed to float freely against other currencies, although the government has the power to intervene by buying and selling foreign currency for its own account, a practice in which it may engage on a regular basis.

After several years of moderate variations in the nominal exchange rate, the Peso lost more than 30% of its value with respect to the U.S. Dollar in each of 2013 and 2014, and in 2015, the Peso lost approximately 52% of its value with respect to the U.S. Dollar, including a depreciation of approximately 34% mainly experienced after December 17, 2015 following the announcement of the lifting of a significant portion of exchange restrictions (See “—Risk Factors—Factors Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy, and consequently, our results of operations or financial condition”).  This was followed by a devaluation of the Peso with respect to the U.S. Dollar of approximately 9.9% from January 1, 2016 through April 14, 2016.  There can be no assurance that the Argentine Peso will not depreciate or appreciate again in the future.

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

	Low	High	Average	Period End
	(Pesos per U.S. Dollar)
Year ended December 31,
2011	3.97	4.30	4,13(1)	4.30
2012	4.30	4.92	4,55(1)	4.92
2013	4.93	6.52	5,48(1)	6.52
2014	6.54	8.56	8,23(1)	8.55
2015	8.56	13.40	9,51(1)	13.04

Month
November-2015	9,56(2)	9,69(2)	9.63	9.69
December-2015	9,70(2)	13,40(2)	11.41	13.04
January-2016	13,20(2)	13,96(2)	13.65	13.96
February-2016	14,13(2)	15,80(2)	14.85	15.80
March-2016	14,39(2)	15,80(2)	14.95	14.70
April-2016(3)	14,33(2)	14,79(2)	14.55	14.33

_____________________
Source: Banco Nación
(1) Represents the average of the exchange rates on the last day of each month during the period.
(2) Average of the lowest and highest daily rates in the month.
(3) Represents the corresponding exchange rates from April 1 through April 14, 2016.

RISK FACTORS

Risks Related to Argentina

Overview

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and all of our revenues are earned in Argentina and all of our operations, facilities, and customers are located in Argentina.  Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, political and financial conditions prevailing in Argentina, including growth, inflation rates, currency exchange rates, interest rates, and other local, regional and international events and conditions that may affect Argentina in any manner.  For example, slower economic growth or economic recession could lead to a decreased demand for electricity in our concession area or to a decline in the purchasing power of our customers, which, in turn, could lead to a decrease in collection rates from our customers or increased energy losses due to illegal use of our service.  Actions of the Argentine government concerning the economy, including decisions with respect to inflation, interest rates, price controls (including tariffs and other compensation of public services), foreign exchange controls and taxes, have had and may in the future have a material adverse effect on private sector entities, including us.   For example, during the Argentine economic crisis of  2001, the Argentine government froze electricity distribution margins and caused the pesification of our tariffs, which had a materially adverse effect on our business and financial condition and led us to suspend payments on our financial debt at the time.

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

The Argentine economy remains vulnerable and any significant decline could adversely affect our financial condition

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation.  Sustainable economic growth in Argentina is dependent on a variety of factors, including the international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable rate of inflation.

The Argentine economy remains vulnerable, as reflected by the following economic conditions:

•         GDP growth has declined, and previous GDP performance has depended to some extent on high commodity prices which, despite having a favorable long-term trend, are volatile in the short-term and beyond the control of the Argentine government;

•         Argentina’s public debt as a percentage of GDP remains high, the availability of long-term credit is scarce and international financing remains limited;

•         continued increases in public expenditure could result in fiscal deficits and affect economic growth;

•         inflation remains high and threatens to continue at those levels;

•         investment as a percentage of GDP remains too low to sustain the growth rate of recent years;

•         a significant number of protests or strikes could take place, as they have in the past, which could adversely affect various sectors of the Argentina economy;

•         energy or natural gas supply may not be sufficient to supply increased industrial activity (thereby limiting industrial development) and consumption;

•         unemployment and informal employment remains high; and

•         in the climate created by the above-mentioned conditions, demand for foreign currency has grown, generating a capital flight effect to which the Fernández de Kirchner administration reacted in the past with regulations and currency exchange transfer restrictions.

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

The impact of the recent congressional and presidential elections on the future economic and political environment of Argentina is uncertain, but likely to be material

Presidential and congressional elections in Argentina took place on October 25, 2015, and a runoff election (ballotage) between the two leading Presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina.  The Macri administration assumed office on December 10, 2015, and is expected to adjust longstanding fiscal and monetary policies that have resulted in recurrent public sector deficits, inflation and pervasive foreign exchange controls and limited foreign investment.

Since assuming office, the Macri administration has announced and already implemented several significant economic and policy reforms, including:

  Electricity system state of emergency and reforms.  The Macri administration declared the state of emergency of the national electricity system that will remain in effect until December 31, 2017. The state of emergency allows the Argentine government to take actions designed to guarantee the supply of electricity.  In addition, following the Macri administration’s announcement that it would reexamine energy subsidy policies, the Ministry of Energy increased electricity rates for the wholesale market for purchases made between February 1 and April 30, 2016.   This increase was used to reduce subsidies to the sector. On January 29, 2016, the ENRE, through Resolution No. 1/16 approved a new tariff structure which became effective on February 1, 2016, and introduced different prices depending on the categories of customers. Such resolution also contemplates a social tariff for residential customers who comply with certain consumption requirements, which includes a full exemption for monthly consumptions below or equal to 150 Kwh and tariffs benefits for customers who exceed such consumption level but achieve a monthly consumption lower than that of the same period in the immediately preceding year. On the same date, through Resolution No. 2/2016, the ENRE partially repealed Resolution No. 347/2012, discontinuing the FOCEDE (as defined below) and ordering us to open a special bank account with a Central Bank authorized entity where the funds received pursuant to Resolution No. 347/2012 must be deposited.

  INDEC reforms.  In light of questions raised by the International Monetary Fund (“IMF”) regarding the reliability of the information produced by the INDEC, the Macri administration appointed Mr. Jorge Todesca, previously a director of a private consulting firm, as head of the INDEC.  It is expected that the INDEC will implement certain methodological reforms and adjust certain macroeconomic statistics on the basis of these reforms. On January 8, 2016, Decree No. 55/2016 was issued by the Argentine government declaring a state of administrative emergency on the national statistical system and on the official agency in charge of the system, the INDEC, until December 31, 2016. Following the declared emergency, the INDEC has ceased publishing statistical data until a rearrangement of its technical and administrative structure is finalized. During the implementation of these reforms, however, the INDEC will use official CPI figures and other statistics published by the Province of San Luis and the City of Buenos Aires.   Despite these expected reforms, there is uncertainty as to whether official data will be sufficiently corrected and within what time period such data will be corrected, and what effect these reforms will have on the Argentine economy and public accounts.

  Foreign exchange reforms.  In addition, the Macri administration  implemented certain reforms to the foreign exchange market regulatory framework that provide greater flexibility and easier access to the foreign exchange market.  The principal measures adopted as of the date of this annual report include (i) the elimination of the requirement to register foreign exchange transactions in the Argentine Tax Authority’s (“AFIP”)database;, (ii) the elimination of the requirement to transfer the proceeds of new financial indebtedness transactions into Argentina and settle such proceeds through the single and free‑floating foreign exchange market (the “MULC”), (iii) the reestablishment of the U.S.$2.0 million monthly limit per resident on the creation of offshore assets, (iv) a decrease from 30% to 0% of the registered, non-transferable and non-interest-bearing deposit required in connection with certain transactions involving foreign currency inflows, (v) the reduction of the required period that the proceeds of any new financial indebtedness incurred by residents, held by foreign creditors and transferred through the MULC must be maintained in Argentina from 365 calendar days to 120 calendar days from the date of the transfer of the relevant amount and (vi) the elimination of the requirement of a minimum holding period (72 business hours) for purchases and subsequent sales of the securities. In addition, on December 17, 2015, following the announcement of the lifting of a significant portion of exchange restrictions, the Peso depreciated approximately 36% against the U.S. Dollar.  The exchange rate published by Banco Nación as of April 14, 2016 was 14.33 to U.S.$1.00.

  Foreign trade reforms.  The Macri administration eliminated export duties on wheat, corn, beef and regional products, and reduced the export duty on soybeans by 5% to 30%.  Further, the 5% export duty on most industrial exports and export duties on mining exports were eliminated.  With respect to payments of existing debts for imports of goods and services, the Macri administration announced the gradual elimination of amount limitations for access to the MULC and eliminated the amount for any new transactions. As of December 17, 2015, the amount limitations for such existing debt transactions are expected to gradually decrease and be eliminated in June 2016.

  Financial Policy. Soon after taking office, the Macri administration sought to settle the outstanding claims with holdout creditors.  See “—Argentina’s ability to obtain financing from international markets is limited, in part due to the unresolved litigation with holdout bondholders, which may impair its ability to foster economic growth and, consequently, affect our business, results of operations and prospects for growth.”

As of the date of this annual report, the impact that these measures and any future measures taken by the Macri administration will have on the Argentine economy as a whole, and the electricity sector in particular, cannot be predicted.  While we believe that the effect of the planned liberalization of the economy will be positive for our business by stimulating economic activity, it is not possible to predict such effect with certainty and such liberalization could also be disruptive to the economy and fail to benefit or harm our business.  In addition, there is uncertainty as to which measures announced during the Presidential campaign by the Macri administration will be taken and when.  Since assuming office, the Macri administration has begun reviewing certain public employee contracts in several sectors and reformed energy and gas sector tariffs. However, we cannot predict how the Macri administration will address certain other political and economic issues that were central during the presidential election campaign, such as the financing of public expenditures, public service subsidies and tax reforms, or the impact that any measures related to these matters that are implemented by the Macri administration will have on the Argentine economy as a whole.  In addition, political parties opposed to the Macri administration retained a majority of the seats in the Argentine Congress in the recent elections, which will require the Macri administration to seek political support from the opposition for its economic proposals and creates further uncertainty as to the ability of the Macri administration to pass any measure which it may expect to implement.  Political uncertainty in Argentina relating to the measures to be taken by the Macri administration in respect of the Argentine economy could lead to volatility in the market prices of securities of Argentine companies, such as ours. We cannot assure you the impact that these measures or any future measures taken by the Macri administration will have on the Argentine economy, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs and Class B common shares.

If the high levels of inflation continue, the Argentine economy and our results of operations could be adversely affected

Inflation has, in the past, materially undermined the Argentine economy and the Argentine government’s ability to create conditions that permit growth.  In recent years, Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors.  According to data published by the Instituto Nacional de Estadística y Censos (National Statistics and Census Institute or “INDEC”), the rate of inflation reached 10.6% in 2013, 21.4% in 2014 and 11.9% in the ten-month period ended October 31, 2015.  The wholesale price index (“WPI”) increased 12.7%, 13.1%, 14.8% and 28.3% in each of those years, respectively, and 10.6% in the ten-month period ended October 31, 2015.  In November 2015, the INDEC suspended the publication of the consumer price index (the “CPI”) and the WPI.  See “—The credibility of several Argentine economic indices has been called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, limit our ability to access credit and the capital markets” below.  The previous administration has in the past implemented programs to control inflation and monitor prices for essential goods and services, including freezing the prices of supermarket products, and price support arrangements agreed between the Argentine government and private sector companies in several industries and markets.

A high inflation rate affects Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation, negatively impacting employment and the level of economic activity and employment and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit to businesses.  In turn, a portion of the Argentine debt is adjusted by the Coeficiente de Estabilización de Referencia (Stabilization Coefficient, or “CER”), a currency index, that is strongly related to inflation.  Therefore, any significant increase in inflation would cause an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy.  A continuing inflationary environment could undermine our results of operations, adversely affect our ability to finance the working capital needs of our businesses on favorable terms, and cause the market value of our ADSs and Class B common shares to decline.

The credibility of several Argentine economic indices has been called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, may limit our ability to access credit and the capital markets

In January 2007, INDEC modified its methodology used to calculate the CPI, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households.  Since then, through 2015, the credibility of the CPI, as well as other indices published by the INDEC have been called into question.

On November 23, 2010, the Fernández de Kirchner administration began consulting with the IMF for technical assistance in order to prepare a new national consumer price index with the aim of modernizing the current statistical system. However, Argentina was subsequently censured by the IMF in 2014 for failing to make sufficient progress in adopting remedial measures to address the quality of official data, including inflation and GDP.

In order to address the quality of official data, a new price index was put in place on February 13, 2014. The new price index represented the first national indicator to measure changes in prices of final consumption by households. Unlike the previous price index, which only measured inflation in the urban sprawl of the City of Buenos Aires, the new price index is calculated by measuring prices of goods across the entire urban population of the 24 provinces of Argentina. Using this new methodology, the consumer price index rose to 11.9% in the ten-month period ended October 31, 2015. Although this new methodology brought inflation statistics closer to those estimated by private sources, material differences between official inflation data and private estimates remained during 2015. In November 2015, the INDEC suspended the publication of the CPI and the WPI.

On January 8, 2016, Decree No. 55/2016 was issued by the Argentine government declaring a state of administrative emergency on the national statistical system and on the official agency in charge of the system, the INDEC, until December 31, 2016. Following the declared emergency, the INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure is finalized. During the implementation of these reforms, however, INDEC will use official CPI figures and other statistics published by the Province of San Luis and the City of Buenos Aires.  Despite these expected reforms, there is uncertainty as to whether official data will be sufficiently corrected and within what time period such data will be corrected, and what effect these reforms will have on the Argentine economy. The Macri administration has released an alternative CPI index based on data from the City of Buenos Aires and the Province of San Luis and is currently working on a new inflation index.  According to the most recent publicly available information based on data from the Province of San Luis, the CPI grew by 31.6% in 2015 and the inflation rate was 6.5%, 4.2% and 2.7%, in December 2015, January 2016 and February 2016, respectively. According to the most recent publicly available information based on data from the City of Buenos Aires, the CPI grew by 26.9% in 2015 and the inflation rate was 3.9%, 4.1% and 4.0%, in December 2015, January 2016 and February 2016, respectively. As of the date of this annual report, the Argentine government has reached settlement agreements with holders of a significant portion of the defaulted bonds.

No official inflation data has been released since the new INDEC authorities have taken charge, and there is uncertainty regarding current rates of inflation.

The discontinuation of the publication of indices by the INDEC has generated uncertainty in Argentina’s economy, and any future required correction or restatement of the INDEC indices could result in a decrease in confidence in Argentina’s economy, which, in turn, could have an adverse effect on our ability to access international capital markets to finance our operations and growth, and which could, in turn, adversely affect our results of operations and financial condition and cause the market value of our ADSs and Class B common shares to decline.

Argentina’s ability to obtain financing from international markets is limited, in part due to the unresolved litigation with holdout bondholders, which may impair its ability to foster economic growth and, consequently, affect our business, results of operations and prospects for growth

The prospects for Argentine companies of accessing financial markets might be limited in terms of the amount of financing available, and the conditions and cost of such financing.

Economic policy measures adopted by the Argentine government, may continue to prevent Argentine companies such as us from accessing the international capital markets or make the terms of any such transactions less favorable than those provided to companies in other countries in the region, and may therefore negatively impact our financial condition or cash flows.

In 2005 and 2010, Argentina conducted exchange offers to restructure part of its sovereign debt that had been in default since the end of 2001.  As a result of these exchange offers, Argentina restructured over 92% of its eligible defaulted debt.

Commencing in 2002, holdout creditors filed numerous lawsuits against Argentina in several jurisdictions, including the United States, Italy, Germany, and Japan.  These lawsuits generally assert that Argentina failed to make timely payments of interest or principal on their bonds, and seek judgments for the face value of or accrued interest on those bonds.  Judgments have been issued in numerous proceedings in the United States and Germany, but to date creditors have not succeeded, with a few minor exceptions, in executing on those judgments.

In February 2012, plaintiffs in 13 actions in New York, involving claims for U.S.$ 428 million in principal, plus interest, obtained a U.S. district court order enjoining Argentina from making interest payments in full on the bonds issued pursuant to the 2005 and 2010 exchange offers (“Exchange Bonds”) unless Argentina paid the plaintiffs in full, under the theory that the former payments violated the pari passu clause in the 1994 Fiscal Agency Agreement (the “FAA”) governing those non‑performing bonds.  The U.S. district court order was stayed pending appeals.  The Second Circuit Court of Appeals confirmed the so-called pari passu injunctions, and on June 16, 2014 the U.S. Supreme Court denied Argentina’s petition for a writ of certiorari and the stay of the pari passu injunctions was vacated on June 18, 2014.  Additionally, in 2015, plaintiffs that had obtained pari passu injunctions amended their complaints to include claims that Argentina’s servicing of more recently issued BONAR 2024 bonds, as well as all external indebtedness in general, would violate the pari passu clause.  The U.S. district court has not ruled on these new claims and discovery among the parties remains ongoing.  On October 30, 2015, the U.S. district court issued new pari passu injunctions, substantially identical to the ones already in effect, in 49 additional proceedings, involving claims for over U.S.$ 2.1 billion under the 1994 FAA, plus billions more in pre- and post-judgment interest.  On November 10, 2015, Argentina appealed the decision.

In 2014, the Argentine government took a number of steps intended to continue servicing the bonds issued in the 2005 and 2010 exchange offers, which had limited success. Holdout creditors continued to litigate expanding the scope of issues to include payment by the Argentine government on debt other than the Exchange Bonds and the independance of the Central Bank.

The Macri administration engaged in negotiations with holders of defaulted bonds in December 2015 with a view to bringing closure to fifteen years of litigation. In February 2016, the Argentine government entered into an agreement in principle to settle with certain holders of defaulted debt and put forward a proposal to other holders of defaulted debt, including those with pending claims in U.S. courts, subject to two conditions: obtaining approval by the Argentine Congress and the lifting of the pari passu injunctions. On March 2, 2016, the U.S. district court agreed to vacate the pari passu injunctions, subject to two conditions:  first, the repealing of all legislative obstacles to settlement with holders of defaulted debt securities issued under the FAA, and second, the full payment to holders of pari passu injunctions with whom the Argentine government had entered into an agreement in principle on or before February 29, 2016, in accordance with the specific terms of such agreements. The U.S. district court’s order has been appealed and on April 13, 2016 was affirmed by the Second Circuit Court of Appeals.  On March 31, 2016, the Argentine Congress repealed the legislative obstacles to the settlement and approved the settlement proposal. As of the date of this annual report, the Argentine government has reached settlement agreements with holders of a significant portion of the defaulted bonds.

As of the date of this annual report, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions, although the size of the claims involved has decreased significantly.  The lifting of the injunctions issued by the United States courts preventing bondholders from receiving their interest payments on the bonds issued pursuant to the 2005 and 2010 exchange offers and the related subsequent events paved the way for the Argentine government to regain access to the international capital markets, with an issue of U.S.$16.5 billion aggregate principal amount of 3-year, 5-year, 10-year and 30-year bonds on April 22, 2016 and the pari passu injunctions were vacated.

Fluctuations in the value of the Peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations

Fluctuations in the value of the Peso may also adversely affect the Argentine economy, our financial condition and results of operations.  The devaluation of the Peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to very high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand including public utilities and the financial industry and adversely affect the Argentine government’s ability to honor its foreign debt obligations.  After several years of moderate variations in the nominal exchange rate, the Peso lost more than 30% of its value with respect to the US Dollar in each of 2013 and 2014, and in 2015, the Peso lost approximately 52% of its value with respect to the U.S. Dollar, including a depreciation of approximately 34% mainly experienced after December 17, 2015 following the announcement of the lifting of a significant portion of foreign exchange restrictions.  Since the devaluation in December 2015, the Central Bank has allowed the Peso to float and limited interventions to those needed to ensure the orderly functioning of the foreign exchange market. As of April 14, 2016, the exchange rate was Ps. 14.33 to U.S.$1.00.  We are unable to predict the future value of the Peso against the U.S. Dollar.  If the Peso devalues further, the negative effects on the Argentine economy could have adverse consequences for our business, our results of operations and the market value of our ADSs, including as measured in U.S.Dollars.

On the other hand, a significant appreciation of the Peso against the U.S. Dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports (as a consequence of the loss of external competitiveness).  Any such increase could also have a negative effect on economic growth and employment, reduce the Argentine public sector’s revenues from tax collection in real terms, and have a material adverse effect on our business, our results of operations and the market value of our ADSs, as a result of the weakening of the Argentine economy in general.

Government intervention may adversely affect the Argentine economy and, as a result, our business and results of operations

In the recent past, the Fernández de Kirchner administration increased its direct intervention in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

In response to the global economic crisis, in December 2008, Law No. 26,425,  was passed by the Argentine Congress unifying the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (the National Social Security Agency, or the “ANSES”), and eliminating the pension and retirement system previously administered by private managers.  In accordance with the new law, private pension managers transferred all of the assets administered by them under the pension and retirement system to the ANSES.  Prior to 2009, a significant portion of the local demand for securities of Argentine companies came from Argentine private pension funds.  With the nationalization of Argentina’s private pension funds, the Argentine government, through the ANSES, became a significant shareholder in many of the country’s public companies.  In April 2011, the Argentine government lifted certain restrictions pursuant to which ANSES had been prevented from exercising more than 5% of its voting rights in any stock exchange listed company (regardless of the equity interest held by ANSES in such companies).  ANSES has since exercised its voting rights in excess of such 5% limit in order to appoint directors in different stock exchange listed companies.  ANSES’s interests may differ from or conflict with those of the other investors in such companies.  In addition, in September 2015, Law No. 27,181 was enacted, which prohibits the sale of shares in Argentine public companies held by the Argentine government or any other action that limits, alters or modifies the use, ownership or nature of such shares, without the prior authorization of Congress. Additionally, Law No. 27,181 created the National Government Equity Holdings Agency (Agencia Nacional de Participaciones Estatales en Empresas), a decentralized agency operating under the scope of the Argentine Executive Branch, which is in charge of implementing any policies and actions related to the exercise by the Argentine government of any rights arising out of the shares it holds. As of the date of this annual report, ANSES owns shares representing 26.8% of our capital stock, and also owns shares of capital stock of our affiliates, Pampa Energía and Transener.

Beginning in April 2012, the Fernández de Kirchner administration provided for the nationalization of YPF and imposed major changes to the legal framework in which oil companies operate, principally through the enactment of Law No. 26,741 and Decree No. 1,277/2012.  In February 2014, the Fernández de Kirchner administration and Repsol announced that they had reached agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares.  Such compensation amounted to U.S.$5.0 billion, payable by delivery of Argentine sovereign bonds with various maturities.  Additionally, on December 19, 2012, the Fernández de Kirchner administration issued Decree No. 2,552/2012, pursuant to which it ordered the expropriation of the Predio Rural de Palermo.  However, on January 4, 2013, the Federal Civil and Commercial Chamber granted an injunction that has temporarily blocked the enforcement of Decree No. 2,552/2012. Although the decision was appealed by the Argentine government, the Supreme Court of Justice rejected such appeal and confirmed the Federal Civil and Commercial Chamber’s injunction subject to a decision on the merits.

Notwithstanding the measures recently adopted by the Macri administration, we cannot assure you that these or other measures that may be adopted by the current or any future Argentine government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade and investments will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations or cause the market value of our ADSs and Class B common shares to decline.

The implementation in the future of new exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business

During 2001 and the first half of 2002, Argentina experienced a mass withdrawal of deposits from the financial system as a result of a lack of confidence in the Argentine government’s ability to repay its debt and sustain the parity between the Peso and the U.S. Dollar. This caused a liquidity crisis in the Argentine financial system, which led the Argentine government to impose exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad.  After 2002, these restrictions, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad to pay principal and interest on debt obligations, were substantially eased through 2007.  In addition to the foreign exchange restrictions applicable to outflows, in June 2005 the Argentine government adopted various rules and regulations that established new restrictive controls on capital inflows into Argentina, including a requirement that, for certain funds remitted into Argentina, an amount equal to 30% of the funds must be deposited into an account with a local financial institution as a U.S. Dollar deposit for a one-year period without any accrual of interest, benefit or other use as collateral for any transaction.

Through a combination of foreign exchange and tax regulations from 2011 until President Macri assumed office in 2015, the Fernández de Kirchner administration significantly curtailed access to the foreign exchange market by individuals and private-sector entities.  In addition, during the last few years under the Fernández de Kirchner administration, the Central Bank exercised a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under applicable regulations, such as dividend payments or repayment of principal of inter-company loans as well as the import of goods, by means of regulating the amount of foreign currency available to financial institutions to conduct such transactions.  The number of exchange controls introduced in the past and in particular after 2011 during the Fernández de Kirchner administration gave rise to an unofficial U.S. Dollar trading market. The Peso/U.S. Dollar exchange rate in such market substantially differed from the official Peso/U.S. Dollar exchange rate.  See “Item 3—Key Information—Exchange Rates” and “Item 10—Exchange Controls.”

Additionally, the level of international reserves deposited with the Central Bank significantly decreased from US$47.4 billion as of November 1, 2011 to US$25.6 billion as of December 31, 2015, resulting in a reduced capacity of the Argentine government to intervene in the foreign exchange market and to provide access to such markets to private sector entities like us. The Macri administration recently announced a program intended to increase the level of international reserves deposited with the Central Bank through the execution of certain agreements with several foreign entities. As a result of the measures taken under such program, the international reserves increased to US$30.0 billion as of January 30, 2016.

Notwithstanding the measures recently adopted by the Macri administration, in the future the Argentine government could impose exchange controls, transfer restrictions or restrictions on the movement of capital or take other measures in response to capital flight or a significant depreciation of the Peso, which could limit our ability to access the international capital markets and impair our ability to make interest, principal or dividend payments abroad.  Such measures could lead to renewed political and social tensions and undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth and, consequently, adversely affect our business and results of operations and cause the market value of our ADSs and Class B common shares to decline.  As of the date of this annual report, however, the transfer of funds abroad to pay dividends is permitted to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting of the Company.

The actions taken by the Fernández de Kirchner administration to reduce imports may adversely affect our ability to access capital goods that are necessary for our operations

In 2012, the Argentine government adopted an import procedure pursuant to which local authorities must pre-approve any import of products and services to Argentina as a precondition to allowing importers access to the foreign exchange market for the payment of such imported products and services. In 2012, the European Union, the United States of America and Japan filed claims with the World Trade Organization (“WTO”) against certain import-related requirements maintained by Argentina. Recently, the WTO found that those measures are not consistent with Argentina’s obligations under the WTO and requested removal. On December 22, 2015, through Resolution No. 3,823, AFIP removed the import authorization system in place since 2012 denominated Affidavit Advance Import (“DJAI”) and replaced it with the new Comprehensive Import Monitoring System (“SIMI”). Among other changes, local authorities must now reply to any request for approval within a ten-day period from the date in which the request is filed.

We cannot assure that the Argentine government will not modify current export tax rates and import regulations. We cannot predict the impact that any changes may have on our results of operations and financial condition.

Application of certain laws and regulations is uncertain and could adversely affect our results of operations and financial condition.

Law No. 26,854, which regulates injunctions in cases in which the Argentine government is a party or has intervened, was promulgated on April 30, 2013 as part of a judicial reform bill approved by the Argentine Congress.  Among the principal changes implemented pursuant to the judicial reform bill is a time limitation on injunctions imposed in proceedings brought against the Argentine government and the creation of three new chambers of Casación, each of which must hear an appeal before the matter is considered by the Supreme Court of Justice of Argentina.  In addition, Law No. 26,855, which became effective on May 27, 2013, modified the structure and functions of the Argentine Consejo de la Magistratura (judicial council), which has the authority to appoint judges, present charges against them and suspend or remove them.  As of the date of this annual report several aspects of this legislation have been struck down as unconstitutional by the Argentine Supreme Court.

On August 7, 2014, Law No. 26,944 on State Responsibility was enacted to regulate government actions. Said law governs the responsibility of the Argentine government regarding the damages that its activity or inactivity may cause to individuals’ properties or rights. Such law establishes that the Argentine government’s responsibility is objective and direct, that the provisions of the civil and commercial codes are not applicable to the actions of the Argentine government in a direct nor subsidiary manner and that dissuasive financial penalties may be imposed on the Argentine Government, its agents or officers.

On September 18, 2014, the Argentine Congress enacted Law No. 26,991 amending Law No. 20,680 (the “Supply Law”), which became effective on September 28, 2014, to increase control over the supply of goods and provision of services. Such initiative includes the ability of the Argentine government to regulate consumer rights under Article 42 of the Constitution and permits the creation of an authority to maintain the prices of goods and services (the “Observer of Prices of Goods and Services”). The Supply Law, as amended: (i) requires the continued production of goods to meet basic requirements; (ii) creates an obligation to publish prices of goods and services produced and borrowed; (iii) allows financial information to be requested and seized; and (iv) increases fines for judicial and fiscal persons. The reforms and creation of the Observer of Prices of Goods and Services could adversely affect our operations.  An initiative to regulate questions of consumer rights was also approved, creating the Conciliación Previa en las Relaciones de Consumo (Prior Conciliatory Procedures For Consumer Relations, or the “COPREC”), where users and consumers may present claims free of charge and have them resolved within 30 days.

The Supply Law applies to all economic processes linked to goods, facilities and services which, either directly or indirectly, satisfy basic consumer needs (“Basic Needs Goods”) and grants a broad range of powers to its enforcing agency. It also grants the enforcing agency the power to order the sale, production, distribution or delivery of Basic Needs Goods throughout the country in case of a shortage of supply.

On October 1, 2014, the Argentine Congress approved the reform, update and unification of the National Civil and Commercial codes. A single new National Civil and Commercial Code became effective on August 1, 2015. The consequences of the reform and its subsequent judicial application cannot be predicted.

The long-term impact of recently adopted legislation on Argentina’s legal system and future administrative or judicial proceedings, including potential future claims by us against the Argentine government, cannot be predicted.

A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, business and results of operations

The effects of a global or regional credit crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations, an impact that is likely to be more severe on an emerging market economy, such as Argentina.  Such was the case in 2008, when the global economic crisis led to a sudden economic decline in Argentina in 2009, accompanied by inflationary pressures, depreciation of the Peso and a drop in consumer and investor confidence.

The effect of the economic crisis on our customers and on us cannot be predicted.  Weak global and local economic conditions could lead to reduced demand or lower prices for energy, which could have a negative effect on our revenues.  Economic factors such as unemployment, inflation and the availability of credit could also have a material adverse effect on demand for energy and, therefore, on our financial condition and operating results.  Weak global and local economic conditions could lead to reduced demand or lower prices for energy, which could have a negative effect on our revenues.  The financial and economic situation in Argentina or other countries in Latin America, such as Brazil, may also have a negative impact on us and third parties with whom we do, or may do, business.

In addition, the global economic crisis that began in the fourth quarter of 2008, triggering an international stock market crash and the insolvency of major financial institutions, limited the ability of Argentine companies to access international financial markets as they had in the past or made such access significantly more costly for Argentine issuers.  A similar global or regional financial crisis in the future could limit our ability to access credit or capital markets at a time when we require financing, thereby impairing our flexibility to react to changing economic and business conditions (see “Argentina’s ability to obtain financing from international markets is limited, in part due to the unresolved litigation with holdout bondholders, which may impair its ability to foster economic growth and, consequently, affect our business, results of operations and prospects for growth” above).  For these reasons, any of the foregoing factors could together or independently have an adverse effect on our results of operations and financial condition and cause the market value of our ADSs and Class B common shares to decline.

The Argentine economy could be adversely affected by economic developments in other markets and by more general “contagion” effects

Argentine financial and securities markets are influenced, to varying degrees, by economic and financial conditions in other markets.  Argentina’s economy is vulnerable to external shocks, including those related or similar to the global economic crisis that began in 2008 and the economic and financial conditions of Argentina’s major trading partners, in particular, Brazil.  Specifically, the current devaluation of the Brazilian currency and the slowdown of its economy may negatively affect the Argentine economy, and in turn, our business and results of operations.  Although economic conditions can vary from country to country, investors’ perception of the events occurring in other countries have in the past substantially affected, and may continue to substantially affect capital flows and investments in securities in other countries, including Argentina.  The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation of its currency in January 1999.

In addition, international investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors.  Argentina could be adversely affected by negative economic or financial developments in other countries, which, in turn, may have material adverse effect on the Argentine economy and, indirectly, on our business, financial condition and results of operations, and the market value of our ADSs.

The designation of veedores (supervisors) by the CNV or other regulator could adversely affect our business, financial condition and results of operations

The Capital Markets Law No. 26,831 provides that the CNV may inspect any entity subject to its oversight (such as the Company, its controlling shareholder or any of its affiliates subject to CNV oversight).  If after any inspection the CNV determines that a resolution of the board of directors of such entity violated the interests of its minority shareholders or any holder of its securities subject to the Argentine public offering regime, it may appoint a veedor (supervisor) with veto powers.  The CNV is additionally empowered to suspend a board of directors for a period of up to 180 days, subject to limited appeals and, alternatively, a veedor may be appointed through a judicial request.  Any determination by the CNV or any Argentine court that the right of our minority shareholders or holders of our securities issued in Argentina has been violated could result in the direct intervention of the CNV, including the potential suspension of our board of directors for up to 180 days, and, consequently, have an adverse effect on our business, financial condition and results of operations.  In this respect, on April 21, 2014, Molinos Rio de la Plata S.A., an Argentine company whose shares are publicly-traded in Argentina, reported the judicial appointment of a veedor at the request of ANSES, one of its shareholders, for a period of six months.  We cannot assure you that the CNV, or any other party, will not attempt to pursue a similar course of action with respect to the Company (or to its controlling shareholder), which may have a negative effect on the Company.

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

Furthermore, on November 15, 2011, Note No. 8,752 of the SE provided that any approval by the provincial governments of increases to the electricity tariffs applicable to end-users as of November 1, 2011 will trigger a proportionate decrease in the federal subsidy available to that end-user in connection with the purchase of electricity. Since the issuance of Note 8,752, certain provincial governments have initiated legal proceedings to challenge the jurisdiction of the SE to issue Note 8,752, particularly because of the potential chilling effect that this regulation may have on the ability of the provincial governments to increase electricity tariffs. On November 27, 2012, Resolution No. 2,016/12 of the SE approved the seasonal WEM prices – subsidized and not subsidized − for the period from November 2012 through April 2013. The seasonal price format was modified, concluding in a single purchase price without considering any demand nor time segmentation and taking into account the structure of the demand as of October 2012 as the base. Subsequently, in June 2013, the SE adopted Resolution 408/13, which maintains both the single price and the criteria for raising subsidies during the winter season, with a reduction of the single price only for those months and a subsequent reversion of prices in October 2013.  The Argentine government has also announced an analysis of new measures that would change the current regulatory framework of the energy sector. On March 26, 2013, Resolution 95 of the SE introduced a new scheme for the remuneration for the electricity generation sector and several modifications to the organization of the WEM, including the suspension of the administration of new contracts, or the renewal of existing contracts, in the term market of the WEM. The price scheme established by Resolution No. 95/2013 of the SE was amended by Resolution No. 529/2014 of the SE, which provided for the modification of the methodology for calculation of the fixed costs remuneration, the implementation of a new remuneration to cover extraordinary maintenance works for thermal generators and the retroactive adjustment of prices as from February 2014.

On December 16, 2015, the Macri administration declared a state of emergency with respect to the national electricity system that will remain in effect until December 31, 2017. The state of emergency allows the Argentine government to take actions designed to guarantee the supply of electricity in Argentina such as instructing the Ministry of Energy to elaborate and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system and rationalize public entities’ consumption of energy.

On February 3, 2016, Resolution No. 22/16 of the Ministry of Energy established adjustments to the remuneration of generators to support the operation and maintenance of the generation plants until the regulatory measures currently under review by the Argentine government are enacted and the operation of the WEM is normalized.

On January 25, 2016, the Ministry of Energy issued Resolution No. 6, approving the seasonal WEM prices for each category of users for the period from February 2016 through April 2016.  Such resolution adjusted the seasonal prices as required by the regulatory framework. Energy prices in the spot market were set by CAMMESA which determined the price to be charged by generators for energy sold in the spot market of the wholesale electricity market on an hourly basis.  The WEM prices resulted in the elimination of certain energy subsidies and a substantial increase in electricity rates for individuals.

Notwithstanding the recent measures adopted by the Macri administration, we cannot assure you that certain measures that may be adopted by the Argentine government will not have a material adverse effect on our business and results of operations or on the market value of our shares and ADSs or that the Argentine government will not adopt emergency legislation similar to the Public Emergency Law or other similar resolutions in the future that may increase our obligations, including increased taxes, unfavorable alterations to our tariff structures and other regulatory obligations, compliance with which would increase our costs and may have a direct negative impact on our results of operations and cause the market value of our ADSs and Class B common shares to decline. See “Item 4. Information on the Company—Our Business Overview—Edenor Concession.”

Electricity distributors were severely affected by the emergency measures adopted during the economic crisis, many of which remain in effect

Distribution tariffs include a regulated margin that is intended to cover the costs of distribution and provide an adequate return over the distributor’s asset base.  Under the Convertibility Regime, distribution tariffs were calculated in U.S. Dollars and distribution margins were adjusted periodically to reflect variations in U.S. inflation indexes.  Pursuant to the Public Emergency Law, in January 2002 the Argentine government froze all distribution margins, revoked all margin adjustment provisions in distribution concession agreements and converted distribution tariffs into Pesos at a rate of Ps. 1.00 per U.S.$ 1.00. These measures, coupled with the effect of high inflation and the devaluation of the Peso, led to a decline in distribution revenues and an increase of distribution costs in real terms, which could no longer be passed on to users through adjustments to the distribution margin.  This situation, in turn, led many public utility companies, including us and other important distribution companies, to suspend payments on their financial debt (which continued to be denominated in U.S. Dollars despite the pesification of revenues), effectively preventing these companies from obtaining further financing in the domestic or international credit markets and making additional investments.

In recent years, the Argentine government has granted temporary and partial relief to some distribution companies, including a limited increase in distribution margins, a temporary cost adjustment mechanism which was not fully implemented and the ability to apply certain additional charges to customers.  As of the date of this annual report, the Macri administration has been engaged in negotiations with distribution companies, including us, to reestablish the economic and financial equation of the concession agreements. We cannot guarantee you that these measures will be adopted or implemented or that, if adopted, they will be sufficient to address the structural problems created for us by the economic crisis and its aftermath. Our inability to cover the costs of distribution or to receive an adequate return on our asset base may further adversely affect our financial condition and results of operations.

Electricity demand may be affected by tariff increases, which could lead distribution companies, such as us, to record lower revenues

During the 2001 and 2002 economic crisis, electricity demand in Argentina decreased due to the decline in the overall level of economic activity and the deterioration in the ability of many customers to pay their electricity bills. In the years following the 2001 and 2002 economic crisis electricity demand experienced significant growth, increasing by an estimated average of approximately 6.0% per annum from 2003 through 2015. This increase in electricity demand since 2003, reflects the relative low cost, in real terms, of electricity to customers due to the freezing of distribution margins, the establishment of subsidies in the purchase price of energy and the elimination of the inflation adjustment provisions in distribution concessions, coupled with the devaluation of the Peso and inflation.  Transmission and distribution companies are currently negotiating increases and adjustments to their tariff schemes with the Argentine government.  Although the increases in electricity transmission and distribution margins, and the elimination of some subsidies, which increased the cost of electricity to end users, have not had a significant negative effect on demand in the past, we cannot make any assurances that these increases or any future increases in the cost of electricity will not have a material adverse effect on electricity demand or result in a decline in collections from customers. In this respect, we cannot assure you that any future tariff increase will not lead electricity utility companies, like us, to record lower revenues and results of operations, which may, in turn, have a material adverse effect on the market value of our ADSs.

If we experience continued energy shortages in the face of growing demand for electricity, our ability to deliver electricity to our customers could be adversely affected, which could result in customer claims, material penalties, government intervention and decreased results of operations

In recent years, the condition of the Argentine electricity market has provided little incentive to generators and distributors to further invest in increasing their generation and distribution capacity, respectively, which would require material long-term financial commitments.  As a result, the Argentine electricity market is currently operating at near full capacity and both generators and distributors may not be able to guarantee an increased supply of electricity to their customers, which could lead to a decline in the growth of such companies. During December 2013, an increase in demand for electricity resulted in energy shortages and blackouts in Buenos Aires and other cities around Argentina.  Under Argentine law, distribution companies, such as us, are responsible to their customers for any disruption in the supply of electricity. As a result, we could face customer claims and fines and penalties for service disruptions caused by energy shortages unless the relevant Argentine authorities determine that energy shortages constitute force majeure.  To date, the Argentine authorities have not been called upon to decide under which conditions energy shortages may constitute force majeure. In the past, however, the Argentine authorities have taken a restrictive view of force majeure and have recognized the existence of force majeure only in limited circumstances, such as internal malfunctions at the customer’s facilities, extraordinary meteorological events (such as major storms) and third-party work in public thoroughfares.  Additionally, disruptions in the supply of electricity could expose us to intervention by the Argentine government, which warned of such possibility during the blackouts of December 2013. Such claims, fines, penalties or government intervention could have a materially adverse effect on our financial condition and results of operations, and cause the market value of our ADSs and Class B common shares to decline.  See also “—A potential nationalization or expropriation of 51% of our capital stock, represented by the Class A shares,  may limit the capacity of the Class B common shares to participate in the board of directors.”

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

Since execution of the agreement entered into with the Argentine government in February 2006 relating to the adjustment and renegotiation of the terms of our concession (the “Adjustment Agreement”) and as required by them, we have been engaged in an RTI with the ENRE. However, the timeline for completing this process and the favorability to us of the final resolution are both uncertain.  Resolution No. 7/16 issued on January 2016 by the Ministry of Energy established a new deadline for the completion of the RTI process at the end of 2016.

The Adjustment Agreement currently contemplates a cost adjustment mechanism for the transition period during which the RTI is being conducted. This mechanism, known as the Cost Monitoring Mechanism (“CMM”), requires the ENRE to review our actual distribution costs every six months (in May and November of each year) and adjust our distribution margins to reflect variations of 5% or more in our distribution cost base. We may also request that the ENRE apply the CMM at any time that the variation in our distribution cost base is at least 10% or more.  Any adjustments, however, are subject to the ENRE’s assessment of variations in our costs, and the ENRE’s approval of adjustments have not been sufficient to cover our actual incremental costs in a timely manner. In the past, even when the ENRE has approved adjustments to our tariffs, there has been a lag between the time when we actually experienced increases in our distribution costs and the time when we received increased income following the corresponding adjustments to our distribution margins pursuant to the CMM.

During the years ended December 31, 2012 and 2011, we recorded a significant decrease in net income and operating income (recording an operating loss in 2012), and our working capital and liquidity levels were negatively affected, primarily as a result of the delay in obtaining a tariff increase and in having our tariff adjusted to reflect increases in our distribution costs, coupled with a constant increase in operating costs to maintain adequate service levels all of which has affected our capacity to perform our commercial obligations. In this context and in light of the situation that affected the electricity sector, the ENRE issued Resolution No. 347/12 in November 2012, which established the application of fixed and variable charges that have allowed the Company to obtain additional revenue as from November 2012 through 2016. However, Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE and additional revenue obtained through Resolution No. 347/12 were insufficient to make up our operating deficit in 2014, due to the constant increase in operating costs.

In March 2015,  Resolution No. 32/15 of the SE granted us a temporary increase in income through funds provided by CAMMESA, applicable retroactively as from February 1, 2015, to cover costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI.

In January 2016, the Ministry of Energy issued Resolution No. 7/16, pursuant to which the ENRE implemented a VAD adjustment to the tariff schedule on account of the future RTI in effect as of February 1, 2016, and is expected to take all necessary action to conclude the RTI process by December 31, 2016.

In addition, such resolution: (i) abrogated the PUREE; (ii) repealed Resolution No. 32/2015 as from the date the ENRE resolution implementing the new tariff schedule becomes effective; (iii) discontinued the application of mechanisms that imply the transfer of funds from CAMMESA in the form of loan agreements with CAMMESA; and (iv) ordered the implementation of the actions required to terminate the trusts created pursuant to Resolution No. 347/2012 of the ENRE.

Pursuant to Resolution No. 7/16, the ENRE issued Resolution No. 1/16 establishing a new tariff structure. However, if we are not able to recover all future cost increases, and/or if there is a significant lag of time between when we incur the incremental costs and when we receive increased income, and/or if we are not successful in achieving a satisfactory renegotiation of our tariff structure,  we may be unable to comply with our financial obligations, we may suffer liquidity shortfalls and we may need to restructure our debt to ease our financial condition, any of which, individually or in the aggregate, would have a material adverse effect on our business and results of operations and may cause the value of our ADSs to decline.

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

Our inability to obtain tariff adjustments in line with the actual changes in costs could result in our inability to meet our trade obligations and could also have a material adverse effect on our ability to meet our financial obligations

                Although Resolution No. 7/16 of the Ministry of Energy and Resolution No. 1/16 of the ENRE established a new tariff scheme pursuant to the terms of the Adjustment Agreement and on account of the future RTI, it did not include any adjustment method to reflect future variations in costs. If inflation levels during 2016 continue the trend of 2015, the  increase in tariffs provided by Resolution No. 1/16 of the ENRE may prove insufficient to support the real variation in costs.

 Our inability to obtain tariff adjustments in line with future changes in costs could result in our inability to meet obligations vis-a-vis CAMMESA, our major supplier, and have a material adverse effect on our ability to meet our financial obligations as a result of a shortage in liquidity, which may result in the need to restructure our debt and may have a material adverse effect on our business and results of operations and could also adversely impact on our financial condition and the market value of the ADSs. Further, if we were unable to obtain such tariff adjustments, we cannot assure that CAMMESA or any other governmental entity will provide us the financing or that any future financing would be available in favorable terms, which may seriously impair our ability to continue providing the service.

Our distribution tariffs may be subject to challenges by Argentine consumer and other groups

In the recent years, our tariffs have been challenged by Argentine consumer associations, such as the action brought again us in December 2009, by an Argentine consumer association (Unión de Usuarios y Consumidores) seeking to annul certain retroactive tariff increases. In November 2010, the relevant administrative court upheld the claim. We appealed the court’s order and requested that it be stayed pending a decision on the appeal. In December 2010, the court stayed its order pending a decision on the appeal. On June 1, 2011, the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala V) overturned the judgment of the lower administrative court. The Unión de Usuarios y Consumidores filed a Federal Extraordinary Appeal (“Recurso Extraordinario Federal”) against such decision, which was granted on March 11, 2011. On October 1, 2013, the Supreme Court of Justice decided to dismiss the Federal Extraordinary Appeal that had been filed. A final judgment in our favor was therefore rendered.

              In February 2016, we adjusted our tariffs again, and as of the date of this annual report, there had not been any challenges thereto, but we cannot make assurances that any actions or requests for injunctive relief will not be brought by these or other groups seeking to reverse the adjustments we have obtained or to block any further adjustments to our distribution tariffs. If these legal challenges were successful and prevented us from implementing tariff adjustments granted by the Argentine government, we could face a decline in collections from our customers, and a decline in our results of operations, which may have a material adverse effect in our financial condition and the market value of our ADSs.

We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations, in particular as a result of a recent measure adopted by the ENRE

We operate in a highly regulated environment and have been, and in the future may continue to be, subject to significant fines and penalties by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply.  Since 2001, the amount of fines and penalties imposed on our company has increased significantly.  As of December 31, 2015, 2014 and 2013, our accrued fines and penalties totaled Ps.1,253.1 million (including Ps.186.3 million under the ENRE settlement (See “Item 4. Information on the Company—Our Business Overview—Fines and Penalties.”)), Ps. 1,102.8 million and Ps. 923.8 million, respectively (taking into account adjustments made to fines and penalties following the ratification of the Adjustment Agreement).

Although the Argentine government has agreed to waive a portion  of our accrued fines and penalties pursuant to the Adjustment Agreement and to allow us to repay the remaining balance over time, this waiver and repayment plan is subject to a number of conditions, including compliance with quality-of-service standards, reporting obligations and required capital investments. If we fail to comply with any of these conditions, the Argentine government may seek to obtain payment of these fines and penalties by us.

On April 15, 2016, the ENRE issued Note No. 120,151(the “Note”) establishing that all fines and penalties imposed by the ENRE after April 15, 2016 (whether with respect to events occurring on or after such date or events occurring prior to the date thereof but for which fines or penalties had not been imposed on us by such date that include a reference to “the Note” must be valued according to the KWh values in effect as of the last date of the semester or period during which the event giving rise to the penalty occurred, including any increases or adjustments applicable to our “remuneration” at such date.  In addition, the Note provides that fines and penalties that fall within the purview of the Note are to accrue interest from last day of the semester  on which the event giving rise to the penalty occurred until the date they are paid by us.  As of the date of this annual report, it is unclear how the ENRE will consider that the fines and penalties not yet imposed on us relating to events that occurred prior to April 15, 2016 should be valued as per our “remuneration” and we have therefore calculated the amount of such fines and penalties according to our interpretation of the Note. Regarding this, we believe that the term “remuneration” should be interpreted to mean those amounts effectively paid by the users through the tariff.

As of the date of this annual report, fines and penalties in an aggregate amount equal to Ps. 757.2 million are subject to the Note. We believe that such amount as adjusted to reflect accrued interest according to the Note would increase by Ps. 129.0 million. If the ENRE interprets that the term “remuneration” includes all amounts received by us in the form, or in lieu, of subsidies, such amount could be significantly higher (in a range of three to five times higher).

In addition, based on recent verbal exchanges with certain officials, the new administration believes that fines and penalties already imposed on us (but not yet paid) should also bear interest until  the time of payment or waiver thereof. If interest over such penalties was to be payable by us (which we believe should not be the case), our results of operations could be materially and adversely affected.

In our opinion, any adjustments to our fines and penalties (whether by virtue of the Note or otherwise, and including the accrual of interest as provided in the Note) should not be applicable to us because the delay in imposing such fines and penalties was caused by the Argentine government and was not within our control. Additionally, if any such adjustments are made applicable to us, we believe the Argentine government would be  binding us to the terms of the Adjustment Agreement without taking into account that it has not recognized certain of our rights thereunder, such as our right to have tariffs adjusted to reflect increases in operation costs that are necessary for adequately providing our services.

In addition, we may incur significant fines in the future, which could have a material adverse effect on our financial condition, our results of operations and the market value of our ADSs. See “Item 4. Information on the Company—Our Business Overview—Fines and Penalties.”

If we are unable to control our energy losses, our results of operations could be adversely affected

Our concession does not allow us to pass through to our customers the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by our concession, which is, on average, 10%.  As a result, if we experience energy losses in excess of those contemplated by our concession, we may record lower operating profits than we anticipate. Prior to the 2001 and 2002 economic crisis, we had been able to reduce the high level of energy losses experienced at the time of the privatization to the levels contemplated (and reimbursed) under our concession. However, during the last years, our level of energy losses, particularly our non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, with it, the number of delinquent accounts and fraud. Although we continue to make investments to reduce energy losses, these losses continue to exceed the 10% average loss factor contemplated by the concession and, based on the current tariff schedule and economic turmoil, we do not expect these losses to decrease in the near term. Our energy losses amounted to 14.9% in 2015, 14.3% in 2014 and 13.0% in 2013. We cannot assure you that our energy losses will not increase again in future periods, which may lead us to have lower margins and could adversely affect our financial condition, our results of operations and the market value of our ADSs.

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

In 2015, the fines and penalties amounted to an estimated Ps. 281.7 million, which represented 7.6% of our energy sales.  See “Item 4. Information on the Company—Our Concession—Fines and Penalties.”

If the Argentine government were to foreclose on the pledge of our Class A common shares, pending the sale of those shares, the Argentine government would also have the right to exercise the voting rights associated with such shares.  In addition, the potential foreclosure by the Argentine government on the pledge of our Class A common shares could be deemed to constitute a change of control under the terms of our Senior Notes due 2017 and 2022. See “—We may not have the ability to raise the funds necessary to finance a change of control offer as required by the Senior Notes due 2017 and 2022.” If the Argentine government forecloses on the pledge of our Class A common shares, our results of operations and financial condition could be significantly affected and the market value of our ADSs could also be affected.

Default by the Argentine government could lead to termination of our concession, and have a material adverse effect on our business and financial condition

If the Argentine government breaches its obligations in such a way that we cannot comply with our obligations under our concession agreement or in such a way that our service is materially affected, we may request the termination of our concession, after giving the Argentine government a 90 days’ prior notice. Upon termination of our concession, all our assets used to provide electricity distribution service would be transferred to a new state-owned company to be created by the Argentine government, whose shares would be sold in an international public bidding procedure. The amount obtained in such bidding would be paid to us, net of the payment of any debt owed by us to the Argentine government, plus an additional compensation established as a percentage of the bidding price, ranging from 10% to 30%, depending on the management period in which the sale occurs. Any such default could have a material adverse effect on our business and financial condition.

We may be unable to import certain equipment to meet the growing demand for electricity, which could lead to a breach of our concession contract and could have a material adverse effect on the operations and financial position of the Company

                Certain restrictions on imports that may be adopted in the future by the Argentine government could limit or delay our ability to purchase capital goods that are necessary for our operations (including carrying out specific projects) (see “The actions taken by the Fernández de Kirchner administration to reduce imports may adversely affect our ability to access capital goods that are necessary for our operations”). Under our concession, we are obligated to satisfy all of the demand for electricity originated in our concession area, maintaining at all times certain service quality standards that have been established for our concession. If we are not able to purchase significant capital goods to satisfy all of the demand or suffer unexpected delays in the import process, we could face fines and penalties which may, in turn, adversely affect our activity, financial position and results of operations and/or the market value of your ADSs.

We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material effect on our business

As of December 31, 2015, approximately 87% of Edenor employees were union members. Although our relations with unions are currently stable and we have had an agreement in place with the two unions representing our employees since 1995, we cannot assure you that we will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues. We cannot assure you that we will be able to negotiate salary agreements or labor conditions on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to strikes or work stoppages, our results of operations, financial condition and the market value of our ADSs could be materially adversely affected.

We could incur material labor liabilities in connection with our outsourcing that could have an adverse effect on our business and results of operations

We outsource a number of activities related to our business to third-party contractors in order to maintain a flexible cost base.  As of December 31, 2015, Edenor had approximately 2,927 third-party employees under contract.  Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that contractors will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina which have recognized joint and several liability between a contractor and the entity to which it is supplying services under certain circumstances. We cannot make any assurances that such proceedings will not be brought against us or that the outcome of such proceedings will be favorable to us. If we were to incur material labor liabilities in connection with our outsourcing, such liability could have an adverse effect on our financial condition, our results of operations and the market value of our ADSs.

Our performance is largely dependent on recruiting and retaining key personnel

Our current and future performance and the operation of our business are dependent upon the contributions of our senior management and our skilled team of engineers and other specialized employees. We depend on our ability to attract, train, motivate and retain key management and specialized personnel with the necessary skills and experience. There is no guarantee that we will be successful in retaining and attracting key personnel and the replacement of any key personnel who were to leave could be difficult and time consuming. The loss of the experience and services of key personnel or the inability to recruit suitable replacements and additional staff could have a material adverse effect on our business, financial condition and results of operations.

We are currently not able to effectively hedge our currency risk in full and, as a result, increased devaluation of the Peso may have a material adverse effect on our results of operations and financial condition

Our revenues are collected in Pesos pursuant to tariffs that are not indexed to the U.S. Dollar, while all of our existing financial indebtedness is denominated in U.S. Dollars, which exposes us to the risk of loss from increased devaluation of the Peso. We are currently hedging part of this risk by converting a portion of our excess cash denominated in Pesos into U.S. Dollars and investing those funds outside Argentina, as permitted by applicable Central Bank regulations and by entering into currency forward contracts. In 2015, the Peso lost approximately 52% of its value with respect to the U.S. Dollar, including a depreciation of approximately 34% mainly experienced after December 17, 2015 following the announcement of the lifting of a significant portion of exchange restrictions, our hedging contracts did not cover all of our exposure to such depreciation. However, we cannot assure you that the Argentine government will maintain these exchange regulations or that we will find hedging transactions to cover all or a part of our exposure on terms we consider viable for us. If we continue to be unable to effectively hedge all or a significant portion of our currency risk exposure, a further devaluation of the Peso may significantly increase our debt service burden, which, in turn, may have a material adverse effect on our financial condition and results of operations.

In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations

As of December 31, 2015, our physical assets were insured for up to U.S.$ 1,299.5 million. However, we do not carry insurance coverage for losses caused by our network or business interruption, including for loss of our concession. See “Item 4. Information on the Company—Our Business—Insurance.”  Although we believe our insurance coverage is commensurate with standards for the distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our net profits and our overall financial condition and on the market value of our ADSs.

A substantial number of our assets are not subject to attachment or foreclosure and the enforcement of judgments obtained against us by our shareholders may be substantially limited

A substantial number of our assets are essential to the public service we provide. Under Argentine law, as interpreted by the Argentine courts, assets which are essential to the provision of a public service are not subject to attachment or foreclosure, whether as a guarantee for an ongoing legal action or to allow for the enforcement of a court judgment. Accordingly, the enforcement of judgments obtained against us by our shareholders may be substantially limited to the extent our shareholders seek to attach those assets to obtain payment on their judgment.

If our controlling shareholder fails to meet its debt service obligations, its creditors may take measures that could have a material adverse effect on our results of operations

In July 2006, EASA completed a comprehensive restructuring of all of its outstanding financial indebtedness, which had been in default since 2002. In connection with this restructuring, EASA issued approximately U.S.$ 85.3 million in U.S. Dollar-denominated notes, in exchange for the cancellation of approximately 99.94% of its outstanding financial debt. Since EASA’s ability to meet its debt service obligations under these notes depends largely on our ability to pay dividends or make distributions or payments to EASA, our failure to do so could result in EASA becoming subject to actions by its creditors, including the attachment of EASA’s assets and petitions for involuntary bankruptcy proceedings. If EASA’s creditors were to attach our Class A common shares held by EASA, the Argentine government would have the right under our concession to foreclose on the pledge of our Class A common shares held by the Argentine government, which could trigger a repurchase obligation under the terms of our restructured debt and our Senior Notes due 2017 and 2022, and have a material adverse effect on our results of operations and financial condition.

Our exclusive right to distribute electricity in our service area may be adversely affected by technological or other changes in the energy distribution industry, which would have a material adverse effect on our business

Although our concession grants us the exclusive right to distribute electricity within our service area, this exclusivity may be revoked in whole or in part if technological developments make it possible for the energy distribution industry to evolve from its present condition as a natural monopoly into a competitive business. In no case does the complete or partial revocation of our exclusive distribution rights entitle us to claim or to obtain reimbursement or indemnity. Although, to our knowledge, there are no current projects to introduce new technologies in the medium- or long-term which might reasonably modify the composition of the electricity distribution business, we cannot assure you that future developments will not enable competition in our industry that would adversely affect the exclusivity right granted by our concession. Any total or partial loss of our exclusive right to distribute electricity within our service area would likely lead to increased competition and result in lower revenues, which could have a material adverse effect on our financial condition, our results of operations and the market value of our ADSs.

A potential nationalization or expropriation of 51% of our capital stock, represented by the Class A shares, may limit the capacity of the Class B common shares to participate in the board of directors

 As of the date of this annual report, the ANSES owns shares representing 26.8% of our capital stock and appointed five Class B directors in our last Shareholders’ meeting. The rest of the directors were appointed by the Class A shares.

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

We may not have the ability to raise the funds necessary to repay our commercial debt with CAMMESA, our major supplier

As of December 31, 2015, we owed approximately Ps.3,360.6 million (Including interest) to CAMMESA. Although we submitted to CAMMESA a repayment plan in November 2015, as of the date of this annual report negotiations with CAMMESA continue with respect to a final repayment schedule. This debt is due and unpaid and we have not secured any waivers from CAMMESA. If CAMMESA requested that we repay such debt in a single payment, we may be unable to raise the funds to repay it and, consequently, we could be exposed to a cash attachment, which could in turn result in our filing for a voluntary reorganization proceeding (concurso preventivo), which could cause the market value of our ADSs and Class B common shares to decline (see “—Risks related to Our Business- All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon the occurrence of any such events”).

Downgrades in our credit ratings could materially and adversely affect our business, financial condition and results of operations.

A material downgrade of our credit ratings may have various effects including, but not limited to, the following: we may have to accept less favorable terms in our transactions with counterparties, including capital raising activities, or may be unable to enter into certain transactions; existing agreements or transactions may be cancelled; and we may be required to provide additional collateral in connection with derivatives transactions. Any of these or other effects resulting from a downgrade of our credit ratings could have a negative impact on the profitability of our treasury and other operations, and could adversely affect our regulatory capital position, financial condition and results of operations.

All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon the occurrence of any such events

As of the date of this annual report, approximately U.S.$ 191.1 million of our financial debt is represented by the Senior Notes due 2017 and 2022. Under the indentures for the Senior Notes due 2017 and 2022, certain expropriation and condemnation events with respect to us may constitute an event of default, which, if declared, could trigger acceleration of our obligations under the notes and require us to immediately repay all such accelerated debt. In addition, all of our outstanding financial indebtedness contains certain events of default related to bankruptcy and voluntary reorganization proceedings (concurso preventivo). If we are not able to fulfill certain payment obligations as a result of our financial situation and if the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even us, could file for our bankruptcy, or we could file for a voluntary reorganization proceeding (concurso preventivo). In addition, all of our outstanding financial indebtedness also contains cross-default provisions and/or cross-acceleration provisions that could cause all of our debt to be accelerated if the debt containing expropriation and/or bankruptcy and/or reorganization proceeding events of default goes into default or is accelerated. In such a case, we would expect to actively pursue formal waivers from the corresponding financial creditors to avoid this potential situation, but in case those waivers are not timely obtained and immediate repayment are required, we could face short-term liquidity problems, which could adversely affect our results of operations and cause the market value of our ADSs and Class B common shares to decline.

We may not have the ability to raise the funds necessary to finance a change of control offer as required by the Senior Notes due 2017 and 2022

As of the date of this annual report, approximately U.S.$191.1 million of our financial debt is represented by the Senior Notes due 2017 and 2022. Under the indentures for the Senior Notes due 2017 and 2022, if a change of control occurs, we must offer to buy back any and all such notes that are outstanding at a purchase price equal to 100% of the aggregate principal amount of such notes, plus any accrued and unpaid interest thereon and additional amounts, if any, through the purchase date. We may not have sufficient funds available to us to make the required repurchases of the Senior Notes due 2017 and 2022 upon a change of control. If we fail to repurchase such notes in circumstances that may constitute an event of default under the indentures, which may in turn trigger cross-default provisions in other of our debt instruments then outstanding, our results of operations could be adversely affected and the market value of our ADSs and Class B common shares could decline.

We may be required by law to undertake a mandatory capital stock reduction and in the future be required to be dissolved and liquidated.

Our losses for 2014 exceeded our reserves plus more than 50% of our capital stock at the end of that year, and we were therefore required to mandatorily reduce our capital stock pursuant to Article 206 of the Argentine Corporations Law unless we received a capital contribution or expected future revenues or results of operations which would result in our liabilities not exceeding 50% of our assets. In the shareholders’ meeting held on April 28, 2015 it was decided not to proceed with the mandatory stock reduction considering the better results in the first quarter of 2015. If our losses for any fiscal year exceed our reserves plus 50% or more of our capital stock at the end of any such year, we will fall under the purview of Section 206 of the Argentine Corporations Law and will be required to mandatorily reduce our capital stock. Moreover, if our shareholders’ equity becomes negative (that is, if our total liabilities exceed our total assets) at the end of any fiscal year, we will be required to dissolve and liquidate pursuant to Article 94 of the Argentine Corporations Law unless we receive a capital contribution or expect future revenues or results of operations which would result in our assets exceeding our liabilities. A mandatory capital stock reduction can adversely affect our results of operations and financial conditions and cause the market value of our ADSs and Class B common shares to decline.

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

The designation of veedores (supervisors), by the CNV or otherwise, could adversely affect the economic and financial situation of the Company

The new Capital Markets Law No. 26,831 provides in Article 20 that the Comisión Nacional de Valores (Argentine National Securities Commission, or “CNV”) may conduct an inspection on persons subject to its control (such as the Company).  If after any inspection the CNV considers that a resolution of the board of directors of such person violated the interests of minority shareholders or any holder of securities that are subject to the Argentine public offering regime, it may appoint a veedor (supervisor), who will have veto powers.  Additionally, the CNV may suspend the board of directors for a period of up to 180 days, until the CNV rectifies the situation.  This measure is subject to limited appeals.  If the CNV makes an inspection on us and considers that any right of a minority shareholder or holder of any security has been violated, it may proceed to suspend our board of directors for the up to 180-day period, in which case the economic and financial situation of the Company could be negatively affected.  In addition, a veedor may be appointed through a judicial request.  In this respect, on April 21, 2014, Molinos Rio de la Plata S.A., an Argentine company whose shares are publicly-traded in Argentina, reported the judicial appointment of a veedor at the request of ANSES, one of its shareholders, which is also one of our shareholders, for a period of six months.  We cannot assure you that ANSES, or any other party, will not attempt to pursue a similar course of action with respect to the Company, which may have a negative effect on the Company.

Changes in weather conditions or the occurrence of severe weather (whether or not caused by climate change or natural disasters), could adversely affect our operations and financial performance.

Weather conditions may influence the demand for electricity, our ability to provide it and the costs of providing it.  In particular, severe weather may adversely affect our results of operations by causing significant demand increases, which we may be unable to meet without a significant increase in operating costs. This could strongly impact the continuity of our services and our quality indicators. For example, the exceptional thunderstorms that occurred in April and December of 2013 and a heat wave that occurred in December of 2013 affected the continuity of our services, both in the low voltage and medium voltage networks.  See “Item 4. Information on the Company—Business Overview—Quality Standards – Edenor’s Concession".  Furthermore, any such disruptions in the provision of our services could expose us to fines and orders to compensate those customers affected by any such power cuts, as has occurred in the past (see “Item 4. Information on the Company—Business Overview—Quality Standards —Fines and Penalties”).  Our financial condition, results of operations and cash flows could therefore be negatively affected by changes in weather conditions and severe weather.

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

Risks relating to ADSs and our Class B common shares

Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADRs to receive dividends and distributions on, and the proceeds of any sale of, the Class B common shares underlying the ADSs

The Argentine government may impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina.  Argentine law currently permits the Argentine government to impose these kinds of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance.  Beginning in December 2001, the Argentine government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Central Bank, some of which are still in effect.  Among the restrictions that are still in effect are those relating to the payment prior to maturity of the principal amount of loans, bonds or other securities owed to non-Argentine residents and  the requirement for Central Bank approval prior to acquiring foreign currency for certain types of investments. Although the transfer of funds abroad in order to pay dividends no longer requires Central Bank approval to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting, restrictions on the movement of capital to and from Argentina such as those that previously existed could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from Pesos into U.S. Dollars and the remittance of such U.S. Dollars abroad.  We cannot assure you that the Argentine government will not take similar measures in the future.  In such a case, the depositary for the ADSs may hold the Pesos it cannot otherwise convert for the account of the ADS holders who have not been paid.  In addition, the adoption by the Argentine government of restrictions on the movement of capital out of Argentina may affect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs and may adversely affect the market value of our ADSs.

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

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, the rights of holders of the ADSs or the rights of holders of our common shares under Argentine corporate law to protect their interests relative to actions by our board of directors may be fewer and less well-defined than those under the laws of those other jurisdictions.  Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the U.S. securities markets or markets in some other jurisdictions.  In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well-defined and enforced in Argentina than in the United States, putting holders of our common shares and ADSs at a potential disadvantage.

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

We were incorporated on July 21, 1992, under the name Empresa Distribuidora Norte Sociedad Anónima, as part of the privatization of the Argentine state‑owned electricity utility, Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA). The Company’s term of duration is 95 years. In anticipation of its privatization, SEGBA was divided into three electricity distribution companies, including our company, and four electricity generation companies, and on May 14, 1992, the Argentine Ministry of Economy and Public Works and Utilities approved the public sale of all of our company’s Class A common shares, representing 51% of the capital stock of our company.

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

In June 1996, our shareholders approved the change of our name to Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) to more accurately reflect the description of our core business. The amendment to our by–laws related to our name change was approved by the ENRE and registered with the Public Registry of Commerce (Inspección General de Justicia, the “IGJ”) in 1997.

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

In April 2007, we completed the initial public offering of our Class B common shares, in the form of shares and American depositary shares, or ADSs. We and certain of our shareholders sold 18,050,097 ADSs, representing 361,001,940 Class B common shares, in an offering in the United States and elsewhere outside Argentina, and our Employee Stock Participation Program sold 81,208,416 Class B common shares in a concurrent offering in Argentina.  Our ADSs are listed in the New York Stock Exchange (“NYSE”) under the symbol “EDN,” and our Class B common shares are listed on the Buenos Aires Stock Exchange (“BASE”) under the same symbol.  We received approximately U.S.$ 61.4 million in proceeds from the initial public offering, before expenses, which we used to repurchase a part of our then outstanding debt.  Following the initial public offering, EASA continues to hold 51% of our common shares, and approximately 49% are held by the public. See “Item 7. Major Shareholders and Related Party Transactions”.

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

EDELAR Offer

An offer from Andes Energía Argentina S.A. (“Andes Energía”) was accepted by our board of directors. Such offer consisted of a proposal to buy a purchase option for a price of U.S.$ 1.5 million to buy, if Emdersa’s spin-off was completed within a term of two years, 78.44% of the Company’s direct and indirect stake in EDELAR for U.S.$ 20.29 million, to be paid in two installments. The purchase option was paid by the buyer on September 16, 2011. On December 31, 2012, Andes Energía’s purchase option expired.

EDELAR/EMDERSA Sale

On September 17, 2013, our Board of Directors approved an irrevocable offer to Energía Riojana S.A. (ERSA) and the government of the Province of La Rioja for the (i) sale of our indirect stake in Emdersa, Edelar’s parent company, and (ii) assignment of certain account receivables that we had against Emdersa and Edelar. On October 4, 2013, ERSA and the government of the Province of La Rioja in its capacity as controlling shareholder of ERSA accepted the offer. The transaction closed on October 30, 2013. The price agreed upon was Ps. 75.2 million payable in 120 monthly and consecutive installments. In November 2015, we began to pay installments in accordance with the agreed upon schedule.

EMDERSA Holding Merger process

On October 7, 2013, the Company resolved to initiate the proceedings pursuant to which the Company will absorb Emdersa Holding in order to optimize its resources, simplifying its corporate, administrative and operating structure.

On December 20, 2013, the merger of Emdersa Holding into Edenor was approved by an extraordinary shareholders’ meeting, as well as all documentation and information required by applicable regulation towards that end. As of the date of this annual report, the administrative approval by the IGJ is pending. The effective reorganization date for all legal, accounting and tax purposes will be retroactive to October 1, 2013.

AESEBA/EDEN Sale

In 2013, the Company received offers from two investment groups for the acquisition of all of the shares of AESEBA, the controlling company of EDEN. On February 27, 2013, our Board of Directors approved the acceptance of the offer by Servicios Eléctricos Norte BA S.L. (the "Purchaser") for the acquisition of AESEBA's shares representing 100% of its capital stock and voting rights. The sale price was payable in Argentine government Bonar 2013 bonds, or similar bonds, in an amount equivalent to Ps. 334.3 million, considering the market price of such Argentine government securities at the time of the transaction. Such delivery was secured by the Purchaser's contribution to a trust (the "Management Trust" or the “Aeseba Sale Trust”) in Argentine public debt securities, valued at the closing date of the transaction. No debt instruments of the Company were contributed to the Trust.

Through this transaction, the Company divested the AESEBA business segment, recording a loss of Ps. 96.5 million, included in the results from continued operations. Subsequently the Trust used all the cash and bonds deposited to purchase Notes of the Company due 2017 and 2022. The result of the repurchase of those Notes was a gain of Ps. 116.1 million, which was recognized in “Other financial results” (Ps. 71.7 million in fiscal year 2013 and Ps. 44.4 million in fiscal year 2014).In April 2014, we closed the Management Trust and transferred and cancelled all the Edenor securities purchased.   See “Item 5.Operating and Financial Review and Prospects—Debt”.

Business Overview

We believe we are the largest electricity distribution company in Argentina and one of the largest in Latin America in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2015. We hold a concession to distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and in the northern part of the City of Buenos Aires. As of December 31, 2015, Edenor served 2,835,229 customers. The following table shows the percentage of the electricity produced and sold by generating companies that was purchased by us in the periods indicated:

Year	Electricity demand (1)	Edenor demand (2)	Edenor’s demand as % of total demand
2013	125,162	24,902	19.9%
2014	126,397	24,860	19.7%
2015	131,988	26,322	19.9%

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

On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which empowered the Argentine government to implement, among other things, monetary, financial and foreign exchange measures to overcome the economic crisis. These measures, combined with the devaluation of the Peso and high rates of inflation, have had a severe effect on public utility companies in Argentina, including us. Under the Public Emergency Law, the Argentine government converted public utility tariffs from their original U.S. Dollar values to Pesos at an exchange rate of Ps. 1.00 per U.S.$ 1.00, froze all regulated distribution margins relating to the provision of public utility services (including electricity distribution services), revoked all price adjustment provisions and inflation indexation mechanisms in public utility concessions (including our concession) and is empowered to conduct a renegotiation of public utility contracts (including our concession) and the tariffs set therein (including our tariffs).

In September 2005, we entered into the Adjustment Agreement with the Argentine government, which was ratified in January 2007. Because a new Argentine Minister of Economy took office thereafter, we formally re-executed the Adjustment Agreement with the Argentine government on February 13, 2007 under the same terms and conditions originally agreed.

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

•         our obligation to apply a social tariff regime for low-income customers, which regime will be defined in the context of the RTI; and

our obligation to extend our network to provide service to certain rural areas. Pursuant to the Adjustment Agreement, the Argentine government granted us an increase of 28% in our distribution margin as a result of the implementation of a Temporary Tariff Structure (RTT), which is effective retroactively as from November 1, 2005. The Adjustment Agreement is intended to apply transitionally until we complete the RTI with the ENRE in accordance with the terms of the Adjustment Agreement. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Tariffs”.  In addition, the ENRE applied a cost adjustment mechanism for the transition period during which the RTI process is being conducted.  The CMM requires the ENRE to review our actual distribution costs every six months (in May and November of each year). If the variation between our actual distribution costs and our recognized distribution costs (as initially contemplated in the Adjustment Agreement or, if adjusted by any subsequent CMM, the most recent distribution cost base established by a CMM) is 5% or more, the ENRE is required to adjust our distribution margin to reflect our actual distribution cost base. The ENRE’s review is based on our distribution costs during the six-month period ending two months prior to the date on which the ENRE is required to apply the CMM.  We may also request that the ENRE apply the CMM at any time that the variation in our distribution cost base is at least 10% or more. Because the Adjustment Agreement is effective retroactively as of November 1, 2005, in May 2006, the ENRE determined that our distribution cost base increased by 8.032% (compared to the distribution cost base recognized in the Adjustment Agreement), and, accordingly, approved an equivalent increase in our distribution margin effective May 1, 2006. This increase, when compounded with the 28% VAD increase granted under the Adjustment Agreement, resulted in an overall 38.3% increase in our distribution margins charged to our non-residential customers. Also, on February 13, 2007, the ENRE authorized us to bill our customers (excluding residential customers) the retroactive portion of the 38.3% increase (corresponding to the period from November 2005 to January 2007), which amounted to Ps. 218.6 million and has been invoiced in 55 monthly installments since February 2007.

In October 2007, Resolution No. 1,037/2007 of the SE, which granted us an increase of 9.63% in our distribution margins to reflect an increase in our distribution cost base for the period from May 1, 2006 to April 30, 2007, compared to the recognized distribution cost base as adjusted by the May 2006 CMM. However, this increase was not incorporated into our tariff structure until 2008, and, instead, we were allowed to retain the funds that we are required to collect and transfer to the fund established by the Program for the Rational Use of Electricity Power (Programa de Uso Racional de la Energía Eléctrica, or “PUREE”), a program established by the Argentine government in 2003 in an attempt to curb increases in energy demand, to cover such CMM increase and future CMM increases.

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

 We had requested several additional increases under the CMM since May 2008, all of which have been recognized by ENRE pursuant to Resolution No. 250/13 and Resolution No. 32/15 with retroactive effect as of May 2008. However, these increases have not been incorporated into our tariff structure in a timely manner.

On November 23, 2012, the ENRE issued Resolution No. 347/15 pursuant to which distribution companies were authorized, as from the issuance thereof, to include a fixed amount for small-demand (T1) customers and a variable amount for medium and large-demand (T2 and T3) customers as an additional charge in their bills, calculated as a percentage of power charges. Such charges, which are clearly indicated in the bills sent to customers, were deposited into a special trust account created by Resolution No. 347/2012 (namely, the “FOCEDE”) and exclusively used for the execution of distribution infrastructure and corrective maintenance works on the facilities of each of the distribution companies. Resolution No. 2/2016 of the ENRE partially repealed Resolution No. 347/2012, discontinuing the FOCEDE and ordering us to open a special bank account with a Central Bank authorized entity where the funds received pursuant to Resolution No. 347/2012 must be deposited.

In March 2015, the SE issued Resolution No. 32/15 granting us a temporary increase in income through funds provided by CAMMESA, which was applicable retroactively as from February 1, 2015, to pay for costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI. Such additional income resulted from the difference between the “theoretical” tariff schedules set forth in such resolution and the tariff schedule in force at each time for each category of user, according to calculations made by the ENRE, which had been reported monthly to the SE and CAMMESA. In this respect, CAMMESA had transfered the funds contributed by the Argentine government, in accordance with the values reported by the ENRE.

As from February 1, 2015, the PUREE funds were considered as part of our income on account of the future RTI. We were entitled to offset the debts for PUREE with claims arising from the calculation of CMM until that date, including the application of interest that could correspond to both concepts. Any amount of PUREE funds in excess of those applied to offset CMM-related claims as described in the previous sentence were to be offset against debts arising from loans granted by CAMMESA in connection with the mandatory salary increases.

Although we submitted to CAMMESA a repayment plan in November 2015, as of the date of this annual report negotiations with CAMMESA continue with respect to a final repayment schedule to cancel the obligations owed to it for the provision of electricity.

On December 16, 2015, Macri administration declared the state of emergency of the national electricity system that will remain in effect until December 31, 2017. The state of emergency allows the Argentine government to take actions designed to guarantee the supply of electricity.

In January 2016, the Ministry of Energy issued Resolution No. 7/16, pursuant to which the ENRE implemented a VAD adjustment to the tariff schedule on account of the future RTI in effect as of February 1, 2016, and is expected to take all necessary action to conclude the RTI process by December 31, 2016.

In addition, such resolution: (i) abrogated the PUREE; (ii) repealed Resolution No. 32/2015 as from the date the ENRE resolution implementing the new tariff schedule is in force; (iii) discontinued the application of mechanisms that imply the transfer of funds from CAMMESA in the form of loan agreements with CAMMESA; and (iv) ordered the implementation of the actions required to terminate the trusts created pursuant to Resolution No. 347/2012 of the ENRE.

 Pursuant to Resolution No. 7/16, the ENRE issued Resolution No. 1/16 establishing a new tariff structure.

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

Edenor’s concession area is divided into the following operating territories:

Operating territory	Districts
Region I	Ciudad de Buenos Aires, San Isidro, Vicente López, San Martín and Tres de Febrero
Region II	La Matanza, Morón, Hurlingham, Ituzaingo, Merlo, Marcos Paz and Gral. Las Heras
Region III	Pilar, Escobar, Tigre, San Fernando, San Miguel, Malvinas Argentinas, José C. Paz, Moreno and Gral. Rodríguez

The table below sets forth certain information relating to operating territories of Edenor as of and for the year ended December 31, 2015:

Operating territory	Area	Customers
	(km2)	(in thousands)

Region I	251.0	1,140.8	40.2%
Region II	1,761.0	903.4	31.9%
Region III	2,625.0	791.0	27.9%
Total	4,637.0	2,835.2	100.00%

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

In accordance with our concession, our controlling shareholder, EASA, has pledged its 51% stake in the Company to the Argentine government to secure obligations under our concession. The Adjustment Agreement requires that the pledge be extended to secure our obligations under such agreement.

Quality Standards – Edenor’s Concession

Pursuant to our concession, we are required to meet specified quality standards with respect to the quality of the product (electricity) and the delivery of the product. The quality standards relating to the product quality refer to the electricity’s voltage levels.  A disturbance occurs when there is a change in the voltage level.  Edenor’s concession requires that the voltage level that we deliver must be 3x380/220 V; 13.2 kV; 33kV; 132 kV; 220 kV. Edenor’s concession provides that disturbances in the voltage level may not exceed the following (in accordance with international standards):

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

In addition, pursuant to the Adjustment Agreement, we have agreed to comply with a medium delivery standard that reflects our actual average delivery standards during the period from 2001 through 2003. This medium delivery standard requires us to comply with a maximum number of interruptions per semester (FMIK), on average, of 2,761 and a maximum duration of interruption (TTIK), on average, of 5,386 hours. If we do not meet the delivery standards required by our concession, as set forth in the table above, but are otherwise in compliance with the medium delivery standard under the Adjustment Agreement, we may withhold payment of any fines that may be imposed under our concession for this failure and use this amount of unpaid fines for our capital expenditures. If we fail to comply with this measure, we will be required to pay the fines.

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

The following table sets forth the frequency and duration of interruptions (FMIK and TTIK) of our service in the periods indicated:

	Year ended December 31,
	2015	2014	2013
Average frequency of interruptions	8.23	8.84	7.14
Average duration of interruption (in hours)	19.97	24.23	18.20

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

Fines and Penalties

Under the terms of our concession, the ENRE may impose fines and penalties if we fail to comply with our obligations.

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

Fines and penalties that are not directly related to services rendered to our customers are owed to the ENRE. These include fines imposed on us by the ENRE for any network installations found to create a safety or security hazard in a public space, including streets and sidewalks. In addition, the ENRE may fine us for inconsistency in technical information that we are required to furnish to the ENRE.  Fines paid to the ENRE are deposited in the Third Party Reserve Fund of the ENRE (Reserva de Fondos de Terceros del ENRE) in an account held with Banco Nación.  Payments accumulate in the account until the amount deposited reaches Ps. 5.6 million and then, with the ENRE’s authorization, the amount is proportionally distributed among our customers.

When we entered into the Adjustment Agreement in September 2005, the ENRE approved a payment plan in respect of approximately Ps. 116 million of our accrued fines and penalties and agreed, subject to the condition that we meet the quality standards and capital expenditure requirements specified in the Adjustment Agreement, to waive approximately Ps. 58 million of accrued and unpaid fines and penalties. Under such payment plan, the penalties and fines to be paid to users were to be repaid in fourteen semiannual installments, with the first installment due upon the termination of a 180-day grace period beginning on the date the RTI’s resulting tariff structure comes into effect. Because the Adjustment Agreement was not ratified until January 2007, we recalculated the amounts of accrued fines and penalties credited thereof, according to the increase of the VAD charged to customers (including the CMM adjustments which have been transferred to customers for a total amount of Ps.17.2 million) up to the date of their credit to the customers’ accounts. On December 22, 2015, considering the existence of cash flow and the strong possibility that such penalties to be paid to users would not be waived, we decided to make the payment to users in the form of one single credit, which was made to the users’ accounts for an amount Ps.152.2 million in the aggregate. In addition, a total of Ps.33.7 million in the aggregate remains available for those clients which had not an active service as of December 22, 2015.

During 2015, we entered into a settlement agreement with the ENRE (the “ENRE settlement”) under which we agreed to pay final penalties imposed and which have been judicially challenged by us, with an adverse result, for an amount of Ps.85.7 million plus interest of Ps. 84.2 million. These fines were all paid to the Argentine government and not to users.

 The following table shows the adjustments to Edenor’s standalone accruals for ENRE fines and penalties, including current fines and penalties and adjustments to past fines due to increases in our tariffs pursuant to the Adjustment Agreement, for the periods specified:

	Year ended December 31,
	(in millions of Pesos)
	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Accruals at beginning of year	1,102.8	923.8	647.4	531.9	455.4	377.5	331.6	281.4	241.1	169.7	99.2	63.4	49.0	19.0	13.6
ENRE Fines and Penalties	281.7	278.8	287.5	116.9	81.1	80.0	58.5	34.8	23.9	25.2	72.7	36.0	14.6	31.7	16.4
Accrued interests	-		-	5.1	-	-	-	-	-	-	-	-	-	-	-
Quality of Technical Service	170.2	177.7	176.3	75.7	47.0	46.0	15.0	15.2	7.0	10.4	4.9	4.7	3.2	5.6	5.2
Quality of Technical Product	29.0	19.8	18.7	12.4	3.2	3.4	3.1	3.0	0.9	0.6	1.1	6.9	6.5	5.5	2.9
Quality of Commercial Service	14.2	10.6	13.9	6.8	5.1	3.0	2.4	1.6	1.1	1.2	-	1.2	0.5	1.5	1.7
Public Safety	64.3	57.5	37.6	17.7	19.8	19.4	34.0	11.6	10.3	6.7	25.4	10.9	2.0	4.9	4.2
Transport Technical Function	-6.1	5.4	2.3	0.2	0.6	0.4	0.3	0.3	0.2	0.4	-	0.2	0.2	0.2	-
Reporting Violations	10.1	6.2	25.8	3.4	4.2	6.6	3.7	2.9	4.4	5.6	33.7	12.2	1.7	4.9	1.9
Others	-	1.6	13.0	0.9	1.3	1.3	-	-	-	0.2	7.5	-	0.4	9.0	0.5
Less: Paid during period:												-
Quality of Technical Service	64.1	85.6	-	-	-	-	-	-	-	-	1.6	-	-	0.9	3.3
Quality of Technical Product	54.1	-	-	-	-	-	-	-	-	-	-	-	-	-	2.3
Quality of Commercial Service	16.8	14.2	11.1	6.5	4.5	1.9	3.7	-	1.5	0.4	0.1	0.1	0.1	0.3	1.4
Public Safety	79.8	-	-	-	-	0.1	8.9	1.6	-	-	-	-	-	-	2.1
Transport Technical Function	-	-	-	-	-	-	-	-	0.2	0.3	-	-	0.1	0.4	0.2
Others	102.9	-	-	-	-	-	-	-	-	-	0.6	-	-	-	1.7
Total paid during period	317.7	99.8	11.1	6.5	4.5	2.0	12.6	1.6	1.7	0.7	2.3	0.1	0.2	1.6	11.0
Plus: Adjustment to fines and penalties pursuant to the ratification of the Adjustment Agreement	-	-	-	-	-	-	-	17.2	18.1	47.0	-	-	-	-	-
Accruals at year‑end	1,066.8	1,102.8	923.8	647.4	531.9	455.4	377.5	331.6	281.4	241.1	169.7	99.2	63.4	49.0	19.0

Note: The facts or events that generated the amounts charged in each period may have occurred in prior periods and not necessarily in the period in which the charge is made. In 2015, accrued fines and penalties do not include Ps.186.3 million under the ENRE settlement.

 In 2015, the fines and penalties imposed on us by the ENRE amounted to Ps. 281.7 million, which represented 7.6% of our energy sales.

As of December 31, 2015, total accrued fines and penalties imposed on us amounted to Ps.1,253.1 million, including Ps.186.3 million under the ENRE settlement, Ps. 364.1 million in penalties accrued but not yet imposed on us and Ps. 702.7 million penalties imposed on us but not yet paid.

Although in our opinion, the RTI process will have to factor in a revised analysis of the treatment to be given to the fines and penalties determined prior the RTI and an agreement on quality levels and a new system of fines and penalties that provides for an adequate transitional period until the tariff schedule resulting from the RTI is fully implemented, recent developments may indicate otherwise.

Such recent developments include verbal exchanges with certain officials of the new administration, and the issuance of the Note by the ENRE on April 15, 2016, establishing that all fines and penalties imposed by the ENRE after April 15, 2016 (whether with respect to events occurring on or after such date or events occurring prior to the date thereof but for which fines or penalties had not been imposed on us by such date, that include a reference to “Note No. 120,151”, must be valued according to the KWh values in effect as of the last date of the semester or period during which the event giving rise to the penalty occurred, including any increases or adjustments applicable to our “remuneration” at such date.  In addition, fines and penalties that fall within the purview of the Note will accrue interest from the last date of the semester  on which the event giving rise to the penalty occurred until the date they are paid by us. As of the date of this annual report, fines and penalties in an aggregate amount equal to Ps. 757.2 million are subject to the Note. Such amount as adjusted to reflect accrued interest according to the Note would increase by Ps. 129.0 million.

In our opinion, any adjustments to our fines and penalties (whether by virtue of the Note or otherwise, and including the accrual of interest as provided in the Note) should not be applicable to us because the delay in imposing such fines and penalties was caused by the Argentine government and was not within our control. Additionally, if any adjustments are made applicable to us, we believe the Argentine government would be binding us to the terms of the Adjustment Agreement without taking into account that it has not recognized certain of our rights thereunder, such us our right to have tariffs adjusted to reflect increases in operation costs that are necessary for adequately providing our services.

Due to the disruption in the provision of service resulting from a power outage during a heat- wave occurred between December 20 and December 31, 2010 in our concession area, the ENRE issued Resolution No. 32/11 in February 2011 whereby we were fined in the amount of Ps.1.1 million and ordered to compensate those customers who had been affected by power cuts for approximately Ps.21.2 million. We have filed a direct appeal with the Appellate Court in Contentious and Administrative Federal Matters No. 1, requesting that such resolution be declared null and void.

Additionally, we filed a petition for the granting of injunctive relief aimed at suspending the application of the fine imposed until a decision on the direct appeal is rendered. On April 28, 2011, the court denied the request for injunctive relief. As a consequence, we filed a federal extraordinary appeal (“Recurso Extraordinario Federal”) which was subsequently rejected. We then filed another appeal (“Recurso de queja por apelación denegada”) with the Supreme Court requesting that the rejected extraordinary federal appeal be sustained. During 2014, the Appellate Court in Contentious and Administrative Federal Matters No. 1, denied the direct appeal requesting such resolution be declared null and granted the extraordinary appeal on the grounds that the matter corresponded to the scope and interpretations of a federal rule but not as to the arbitrariness of the judgment claimed by Edenor. Consequently, we then filed an appeal (“Recurso de queja por apelación denegada”) requesting that both appeals be entertained jointly. As of December 31, 2015, Edenor estimated a potential obligation of Ps. 34.9 million as a result of Resolution No. 32/2011of the ENRE and registered an accrual for this amount in its financial statements for the year ended December 31, 2014.

On November 15, 2012, the Company was notified of the ENRE’s Resolution No. 336/2012, pursuant to which the office in charge of enforcing the ENRE’s regulations was instructed to immediately initiate the corresponding sanction proceeding so as to have the distribution companies EDENOR and EDESUR S.A. (“Edesur’’): (a) determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012; (b) determine the discounts to be recognized to each of the affected customers; and (c) credit such discounts towards the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period.

In addition, it was resolved that the Company and Edesur shall compensate each “small demand residential customer” (T1R) who had been affected by the power cuts occurred during the aforementioned period. The amount of the compensation depends on the length of the power cut which must have lasted for more than 12 continuous hours. We have recorded a Ps. 16.7 million provision in connection with this compensation.

On January 7, 2014, we were notified of Resolution No. 1/2014 of the ENRE ordering the payment of compensation to each user affected by the extreme weather occurring in December 2013 and January 2014. A credit determined by the duration of the interruption of the service was recognized to each affected user in our invoices until such credit was fully cancelled, representing an additional 100% compensation for those users who had been affected by similar interruptions of supply in previous years. The total compensation paid amounted to Ps. 85.6 million.

On March 28, 2016, we were notified of Resolution No. 31/2016 of the ENRE pursuant to which we were instructed to compensate the small residential customers (T1R) who had been affected by the power outages occurred during the period between February 12, 2016 and February 18, 2016. The amount of such compensation depends on the duration of each relevant power outage. The total compensation to be paid amounts to Ps. 73 million.

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

In addition, under the terms of our concession, the Argentine government has the right to revoke our concession if we enter into bankruptcy and the Argentine government decides that we may not continue rendering services, in which case all of our assets will be transferred to a new state‑owned company that will be sold in an international public bidding process. At the conclusion of this bidding process, the purchase price would be delivered to the bankruptcy court in favor of our creditors, net of any debt owed by us to the Argentine government.  Any residual proceeds would be distributed among our shareholders.

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

The first management period was set to expire on August 31, 2007. We presented a request for a five-year extension of the initial management period in May 2007 and on July 5, 2007, the ENRE, pursuant to the Resolution No. 467/2007 of the ENRE, agreed to extend the initial management period for an additional five years from the date that the new tariff structure is adopted under the RTI.  The remaining 10-year periods will run from the expiration of the extension of the initial management period.

Default of the Argentine government

If the Argentine government breaches its obligations in such a way that we cannot comply with our obligation under our concession or in such a way that our distribution service is materially affected, we may request the termination of our concession, after giving the Argentine government a 90 days’ prior notice. Upon termination of our concession, all our assets used to provide our electricity distribution service will be transferred to a new state‑owned company to be created by the Argentine government, which shares will be sold in an international public bidding procedure. The amount obtained in such bidding will be paid to us, net of the payment of any debt owed by us to the Argentine government, plus compensation established as a percentage of the bidding price, ranging from 10% to 30% depending on the management period in which the sale occurs.

                Edenor Network

As of December 31, 2015, the system through which we supply electricity was composed of 75 Sub-Stations of high/high voltage, high/high/medium voltage and high/medium voltage, representing 15,839 MVA of transformer capacity and 1,438 kilometers of high-voltage power lines of 220 kV, 132 kV and 27.5 k. The distribution system of medium/low voltage was comprised of 16,930 transformers of medium/low voltage, representing 7,171 MVA of transformer capacity, 10,216 kilometers of medium‑voltage power lines of 33 and 13.2 kV and 26,248 kilometers of low-voltage power lines 380 V.

The following table provides certain information concerning our transmission and distribution system as of the dates presented:

	As of December 31,
	2015	2014	2013
Kilometers of transmission lines
High voltage	1,438	1,410	1,396
Medium voltage	10,216	9,978	9,738
Low voltage	26,248	26,030	25,806
Total	37,902	37,418	36,940
Transformer capacity (MVA)
High voltage/high voltage	8,128	7,828	7,908
High voltage/medium voltage	7,711	7,131	6,991
Medium voltage/low voltage and medium voltage/medium voltage	7,171	6,897	6,505
Total	23,010	21,856	21,404

Demand is provided from points of interconnection with the Argentine Interconnection System (Sistema Argentina de Interconexión, or SADI) (500 kV-220 kV Rodríguez Substation, 220 kV Ezeiza Substation) and from the local Puerto and Costanera power plants. In turn, the transmission network links these nodes with head sub-stations of 220 kV: Casanova, Colegiales, Malaver, Matheu, Morón, Rodríguez, Talar and Zappalorto, and 132 kV Matanza, Ramos Mejía, Agronomía, Puerto Nuevo, Edison and Malvinas.

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

We distribute energy from the sub-stations of high/medium voltage through the primary 13.2kV and 33kV system to a secondary 380/220 V low-voltage system, supplying to end users with different voltages levels according to their requirements. In exceptional cases we supply energy in high voltages to certain users.

Construction works on the transformation system 220/132 kV in the Rodriguez Substation were partially completed in 2015. Additionally, in 2015, 220/132 kV works on the transformation system in the Rodriguez Substation were partially completed with the startup of one of the two 300 MVA transformers, and the connection to the 132 kV network has been completed through two electroducts links to the Malvinas and Pilar substation heads. The startup of the second 300 MVA 220/132 kV transformer is expected to be completed in the beginning of 2016 .  Furthermore, we continue working towards the installation of a new transformer  (500/220 kV) of 800 MVA in the Rodriguez Substation, with financing from the Administration of Transport and Electric Supply Works Trust (FOTAE). We believe that this addition will allow us to meet the increasing energy demand in the medium and long term throughout our concession area.  See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Demand—Capacity Demand”.

Systems

During 2015, the Company implemented significant improvements in its technological platform, consolidating its leading position in the field. Main projects implemented were:

•       In 2015, the first stage of the project started in 2014 aimed at maximizing the operational management of the Company’s fixed assets as well as the labor force through the implementation of one integral management software has completed. This new technology provides the Company with a better understanding of its fixed assets and a better planning of maintenance actions. The first stage focused on  labor force administration (WOM) and addressed teams who carry out technical tasks. The project will continue during 2016 with the implementation of this project in connection with the commercial teams and assets maintenance system.

•       In connection with the CC&B central system (Customer Service and Invoicing), in 2015, several features were added such as the introduction of electronic invoices, adjustments to support new features for self- administered management meters, and significant adjustments were made to modify the field activities to be carried out in the Technical Project (WOM) environment and adjustments to interact with Edenor 2.0.

•       With reference to the Company’s technical system (Nexus), in 2015, the focus was set on new features and performance improvement, the connection with the Technical Project for the generation of repair work orders and improvement in the Service Quality and Product Quality Modules.

•       With respect to to the SAP (Data Processing Systems, Applications and Products),  in 2015, new modules were implemented and significant improvements were made to the Company’s administrative management, such as the feature called “shopping cart” for minor purchases through a web portal, new features on the suppliers’ portal, including the optimization of urgent purchase processes, decentralized purchases, internal payments, implementation of shopping cards. In addition, the electronic invoice issuance module was implemented.

•       Within the Business Intelligence tool, in 2015, several dashboards for decision making have been developed such as for payment rate assessment, workforce evolution,  large customer consumption curves, invoice management, sustainable development contracts control and preparation of statistics of transformation centers which are out of order.

•       In connection with the Edenor 2.0 System for mobile devices and the web, adjustments were implemented to support 70% of paperwork usually carried out in commercial offices.

•       During 2015, Smartime was contracted and implemented, which is an attendance management system that centralizes employees’ attendance records using fingerprint registries. The project implied the automation of  the payroll system to the employees’ attendance and other reports. During 2016, the second phase of the project will be implemented which involves the decentralization of administrative tasks and corresponding approval flows.

Telecommunications

Throughout 2015:

•         A new Corporate and operational IP telephone solution was implemented which meant the migration of 2,100 telephones using old technology to the IP technology and new corporate Wi-Fi systems were integrated therewith.

•       The implementation of the new surveillance video, access control and high-end HD dome systems continued.

•       We carried our infrastructure-related works such as the installation and launch of a telecommunications system, the extension of structure cabling, the installation of 56 new corporate network routers, fiber optic connection for Substation Malaver, Colegiales, Agronomía, and Tronador and Estomba buildings and the launch of cable laying in Urquiza, Vidal, Pilar substations and on the Pilar-Moreno sector.

                Customers

The following graph shows the evolution of our customer base through December 31 of each year:

As of December 31, 2015, Edenor served 2,835,229 customers. We define a “customer” as one meter.

Edenor Tariff Categories

Edenor classifies its customers pursuant to the following tariff categories:

•       Residential (T1-R1 to T1-R7): residential customers whose peak capacity demand is less than 10kW.  In 2015, this category accounted for approximately 43% of our electricity sales.

•       Small commercial (T1-G1 to T1-G3): commercial customers whose peak capacity demand is less than 10kW.  In 2015, this category accounted for approximately 8% of our electricity sales.

•       Medium commercial (T2): customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW.  In 2015, this category accounted for approximately 8% of our electricity sales.

•       Industrial (T3): industrial customers whose peak capacity demand is equal to or greater than 50kW.  This category is applied to high-demand customers according to the voltage at which each customer is connected.  The voltage ranges included in this category are the following: (i) Low Voltage (LV): voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV.  In 2015, this category accounted for approximately 17% of our electricity sales.  This category does not include customers who purchase their electricity directly through the wholesale electricity market under the wheeling system.

•       Wheeling System: large users who purchase their electricity directly from generation or broker companies through the wholesale electricity market. These tariffs follow the same structure as those applied under the Industrial category described above. As of December 31, 2015, the total number of such large users was 708, and in 2015 this category represented approximately 19% of our electricity sales.

•       Others: public lighting (T1-PL) and shantytown customers whose peak capacity demand is less than 10kW.  In 2015, this category accounted for approximately 5% of our electricity sales.  See “Framework Agreement (Shantytowns)”.

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

Reading, Billing and Collecting

We bill our customers based on their category of service. Residential and small commercial customers are billed a fixed charge payable monthly and a variable charge based on each unit of energy consumed. The energy consumption savings obtained by customers are calculated by comparing the current consumption with the customer’s consumption registered on the same period in the immediately preceding year. As of January 29, 2016, since the issuance of Resolution No. 1/16, the ENRE established a new billing schedule on a monthly basis maintaining consumption readings on a bimonthly basis.

Our residential and small commercial customers are divided into subcategories based on their consumption, as follows:

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

Public lighting customers are billed a monthly variable energy charge based on each unit of energy consumed.

The table below shows the number of Edenor customers per category at the dates indicated.

	As of December 31,
	2015	2014	2013
Residential	2,467,757	2,443,670	2,418,725
Small commercial	325,149	317,237	314,383
Medium commercial	34,477	32,526	32,276
Industrial	6,706	6,552	6,386
Wheeling system	708	710	713
Other*	432	426	410
Total	2,835,229	2,801,121	2,772,893

______________________

                * Represents public lighting and shantytown customers.

All of the meters are read with portable meter‑reading terminals, either with manual access or optical reading (in the case of electronic meters for medium commercial and industrial customers). The systems validate the readings, and any inconsistent reading is checked out on the field. Estimates of customer usage were significantly reduced as a result of this new billing system. Once the invoices are printed, independent contractors in each operating area, that are subject to strict controls, distribute them.

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

Our past due receivables decreased from Ps. 229.3 million as of December 31, 2014 to Ps. 209.3 million as of December 31, 2015. The decrease was mainly due to a decrease in past due receivables with residential customers. By the end of 2014,  the preliminary injunction that prevented us from taking actions to rectify delinquent customer situations and suspend the supply of electricity to customers with consumption levels above 1000 kW/h was lifted. Accordingly, we were able to reduce the impact of delinquency on our operating balance.

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

Moreover, we are experimenting with other programs including teaching low-income customers how to ration their consumption, providing them with the option of paying in installments and the installation of prepaid meters, which reached a number of 8,000 prepaid meters installed in 2015.

In Regions II and III of our concession area, low-income neighborhoods continue to be detected and shantytowns have expanded. Energy theft remains the main cause of the increase in total energy losses within such regions. Throughout 2015, we continued working with the support of legal counsel to file criminal complaints against such frauds and to establish new technological criteria in order to reduce the vulnerabilities of the grid.

The following table illustrates our estimates of the approximate breakdown between technical and non-technical energy losses experienced in our concession area since 2006. We believe that non-technical losses could increase in 2016 following the establishment of the new tariff structure pursuant to Resolution No 1/16 of the ENRE.

	Year ended December 31,
	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Technical losses	11.1%	10.8%	10.3%	10.5%	9.8%	9.8%	9.8%	9.8%	9.6%	8.6%
Non technical losses	3.8%	3.5%	2.7%	2.8%	2.8%	2.7%	2.1%	1.0%	2.0%	2.5%
Total losses	14.9%	14.3%	13.0%	13.3%	12.6%	12.5%	11.9%	10.8%	11.6%	11.1%

As of December 31, 2015, total energy losses recorded by us were 14.9%, out of which technical losses represented 11.1% and non-technical losses represented 3.8%.

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

On July 22, 2011, the Company, together with Edesur and Edelap, entered into an addendum with the Argentine government and the government of the Province of Buenos Aires, to extend for an additional term of four years the Amended 2003 Framework Agreement. Such extension was approved on September 21, 2012 by Resolution No. 248/12 issued by the ENRE and ratified by the Ministry of Planning pursuant to Resolution No. 247/12. As of December 31, 2014 the Agreement expired.  As of the date of this annual report, negotiations with the Argentine government and the Government of the Province of Buenos Aires to enter into a new agreement are ongoing.

As of December 31, 2015, 2014 and  2013, our receivable balances with the Argentine government and the government of the Province of Buenos Aires for the supply of electricity to shantytowns amounted to Ps. 75.8 million, Ps. 75.8 million and Ps. 56.9 million, respectively.

Due to the expiration of the 2003 Framework Agreement, no revenue was recognized on account of such concept during fiscal year 2015. During 2015 we have not recorded revenues for Ps. 32.4 million.

                Insurance

As of December 31, 2015, we had insurance for loss and damage to property, including damage due to floods, fires and earthquakes covering up to U.S.$ 1,299.5 million, with the following deductibles:

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

•         Civil Liability insurance;

•         Automobile insurance;

•         Mandatory life insurance for all our officers and employees which is maintained in accordance with Argentine law; and

•         Optional life insurances for all our officers and employees

Although we do not have business interruption insurance, we consider our insurance coverage to be adequate and in accordance with the prevailing standards for the industry.  See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations”.

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

On October 19, 1999, the Argentine Institute of Normalization (Instituto Argentino de Normalización) certified that we have an Environmental Management System that is in accordance with the requirements of the standards set by the International Standardization Organization (ISO) as specified in its release, ISO 14001, which relates specifically to environmental management systems. This certification is reaffirmed on an annual basis, most recently as of December 2015.

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

Seasonality

Demand for our services fluctuates on a seasonal basis.  For a discussion of this seasonality of demand, see “Item 5. Operating and Financial Review and Prospects—Demand —Seasonality of Demand”.

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

2001 Economic Crisis

At the end of 2001 and beginning of 2002, Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in government policies. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Argentine Economic Conditions”. The crisis and the Argentine government’s policies during this period severely affected the electricity sector.  Pursuant to the Public Emergency Law enacted to address the crisis, the Argentine government, among other measures:

•       converted public utility tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per U.S.$ 1.00;

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

This resolution helped us to mitigate the risk of energy shortages due to a lack of electricity generation.  See “—Business Overview—Our obligations.”

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

Regulatory Authorities

The principal regulatory authorities responsible for the Argentine electricity industry are:

(1)       the Secretariat of Electric Energy (“SEE”);

(2)       the ENRE; and

(3)       the Ministry of Energy.

The SE advises the Argentine government on matters related to the electricity sector and is responsible for the application of the policies concerning the Argentine electricity industry. See “Item. 3. Key Information—Risk Factors—Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariff adjusted to reflect increases in our distribution costs in a timely manner, could have a material adverse effect on our capacity to perform our financial and commercial obligations.”

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

•       supplying fuel pursuant to Resolution 95/2013 of the SE, which includes the management, acquisition, nationalization, control, reception, storage and distribution of liquid fuels to Generation Centrals through marine, river and land transportation;

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

Generators

According to a recent report issued by CAMMESA, as of December 31, 2015, there were 123 generation companies – certain of which operate several plants such as Enarsa, Secco, Agrekko, Sullair-,  25 auto-generation and 3 co-generation companies in Argentina. As of December 31, 2015, Argentina’s installed power capacity was 33,493 MW, out of which 1,679 MW were subject to a start-up testing process. Of the installed capacity, 61.1% was derived from thermal generation, 33.2% from hydraulic generation, 5.2% from nuclear generation and 0.5% from non-conventional sources of energy.  Private generators participate in CAMMESA through the Asociación de Generadores de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Generators, or AGEERA), which is entitled to appoint two acting and two alternate directors of CAMMESA.

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

Seasonal Prices

The emergency regulations also made significant changes to the seasonal prices charged to distributors in the wholesale electricity market, including the implementation of a pricing ladder organized by level of customer consumption (which varies depending on the category of customers) charged by CAMMESA to distributors at a price significantly below the spot price charged by generators. According to the current regulatory framework, the SE is required to adjust the seasonal price charged to distributors in the wholesale electricity market every three months and the ENRE must calculate the tariff scheme as a result of applying the adjustment.  However, between January 2005 and November 2008, the ENRE did not make these adjustments. In November 2008, the ENRE passed Resolution No. 628/08 establishing a new distribution tariff as from October 1, 2008 and modified seasonal prices charged to federal distributors, including the consumption levels that make up the pricing ladder.

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

During the winter season 2014, the Resolution No. 2,016/12 was applied without any price reduction and residential customers with consumption levels above 1,000 kWh did not received subsidy equivalent to that received in 2013.

On January 25, 2016, the Ministry of Energy issued Resolution No. 6/16, approving the seasonal WEM prices for each category of users for the period from February 2016 through April 2016.  Such Resolution adjusted the seasonal prices as required by the regulatory framework. Energy prices in the spot market were set by CAMMESA, which determined the price to be charged by generators for energy sold in the spot market of the wholesale electricity market on an hourly basis.  The WEM prices resulted in the elimination of certain energy subsidies and a substantial increase in electricity rates for individuals. Resolution No. 6/16, introduced different prices depending on the categories of customers. Such resolution also contemplates a social tariff for residential customers who comply with certain consumption requirements, which includes a full exemption for monthly consumptions below or equal to 150 Kwh and tariffs benefits for customers who exceed such consumption level but achieve a monthly consumption lower than that of the same period in the immediately preceding year.

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

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. As of December 31, 2015, the stabilization fund balance was approximately Ps. 26,376 million, resulting from the Stabilization fund plus the over expenses of dispatch net of National Treasury contributions.  If  all the funds and accounts of energy and power are considered (including the Additional Energy, Fuel over expenses, Quality Supply, Surplus Demand pursuant to Resolution No. 1,281/07 of the SE, MEM, over expense contracts, etc.), this balance rises to Ps. 69,466 million. The deficit has been financed by the Argentine government through loans to CAMMESA and with FONINVEMEM funds, but these continue to be insufficient to cover the differences between the spot price and the seasonal price.

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

These prices have been updated as follows:

•    After August 2011, the median incremental charge for excess demand was set at 320 $/MWh for GUMAs and GUMEs and 455 $/MWh for GUDIs;

•    after December 2011, median incremental charge for excess demand for those who are not subsidized was set at 360 $/MWh;

•     pursuant to the SE’s Resolution No. 95/13 from March 22, 2013, as opposed to the backup contracts where a unique energy supplier is authorized by CAMMESA, the Plus Energy contracts still function are available to the large users and generators previously authorized by the  Argentine National Planning, Public Investment and Services Ministry. The customers under the GUDI  category, whose Energy Plus contracts mature, have the option of rehiring Energy Plus, reclassifying themselves under the GUME category; or continue buying  the total amount of their energy to the distributors, paying in case needed. Base Surplus Demand pursuant to Resolution SE No. 1,281/07; and

•    As of  March 13, 2015, the median incremental charge for excess demand was set at 450 $/MWh for GUMAs and GUMEs and 550 $/MWh for GUDIs.

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

The net book value of our property, plant and equipment as recorded on our financial statements was Ps. 8,885.8 million, Ps. 6,652.5 million and Ps. 5,189.3 million as of December 31, 2015, 2014 and 2013, respectively. For a description of our capital expenditures plan see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Edenor’s Capital Expenditures”.

The total value of property, plant and equipment transferred by SEGBA on September 1, 1992 was allocated to individual assets accounts on the basis of engineering studies conducted by the Company. The value of property, plant and equipment was determined based on the price effectively paid by EASA for the acquisition of 51% of the Company’s capital stock. SEGBA neither prepared separate financial statements nor maintained financial information or records with respect to its distribution operations or the operations in which the assets transferred to EDENOR were used. Accordingly, it was not possible to determine the historical cost of transferred assets. Additions subsequent to such date have been valued at acquisition cost, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of the above-mentioned engineering studies. Furthermore, in order to improve the disclosure of the account, the Company has made certain changes in the classification of property, plant and equipment based on each technical process. In accordance with the provisions of IAS 23, borrowing costs in relation to any given asset are to be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period; the necessary activities to put the asset in condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or startup of other assets, depending on the purpose pursued with its production, construction, assembly or completion. Subsequent costs (major maintenance and reconstruction costs) are either included in the value of the assets or recognized as a separate asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the assets may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Tariffs—Distribution Margin or Value‑Added for Distribution (VAD)—Integral Tariff Revision, or (RTI)”.

 Item 4A.     Unresolved Staff Comments

On December 30, 2015 and February 23, 2016, we received comment letters from the SEC on our Financial Statements, included in our Form 20-F for the fiscal year ended December 31, 2014. We have provided responses to, and are in contact with the Staff of the SEC regarding, such comments. As of the date of this annual report, there is one matter related to the classification of the cash flows related to the loans for consumption with CAMMESA in the statement of cash flows that is still open

Item 5.         Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited financial statements as of  and for the years ended December 31, 2015, and 2014, included in Item 18 of this annual report and the “Selected Financial Data”, included in Item 3 herein. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. See “Item 3. Key Information—Selected Financial Data.”

Despite the delay in the implementation of certain provisions of the Adjustment Agreement, particularly in relation to the implementation of the semi-annual rate adjustments resulting from the CMM and the completion of the RTI process, the recent adoption of certain measures, such as Resolution No. 32/15 of the SE and Resolution No. 7/16 of the Ministry of Energy, has allowed us to not only maintain the quality and safety of our service but also to satisfy the constant year-on-year increase in demand for electricity following Argentina’s relative economic growth in recent years (especially, from 2012 through 2015). Accordingly, we have been able to absorb the higher costs associated with the increased supply of electricity and to carry out investments and essential operation and maintenance-related works as planned.

During 2015, we recorded positive operating income and net income reversing the negative economic and financial situation experienced in previous years. Such improvement was achieved mainly as a consequence of the issuance on March 13, 2015 of Resolution No. 32/15 of the SE, which addressed the need for adjustment of the economic and financial situation of distribution companies granting us a temporary increase in income through funds provided by CAMMESA, applicable retroactively as from February 1, 2015, to cover costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI.

Notwithstanding the foregoing, as of December 31, 2015, our negative working capital amounted to Ps. 1,811 million, which included debt owed to CAMMESA of Ps. 1,808.6 million plus accrued interest, as described under Note 2.c.IX.e to our Financial Statements, with respect to which we have submitted to CAMMESA a repayment plan in November 2015 based on available and projected cash flows data. As of the date of this annual report, negotiations with CAMMESA continue with respect to a final repayment schedule. On December 16, 2015, the Macri administration issued Decree No. 134/15, which declared the state of emergency with respect to the national electricity system, authoritizing the Ministry of Energy to implement a nation-wide plan of action for the generation, transmission and distribution of electricity and to take actions to guarantee the supply of the electricity under adequate economic and technical conditions.

During January 2016, the Ministry of Energy issued Resolutions No. 6/16 and No. 7/16 implementing a new tariff schedule that improved the income of distribution companies such as us to enable them to make investments, carry out maintenance works and expand their networks during 2016 Pursuant to such resolutions, the ENRE implemented a VAD adjustment to the tariff schedule on account of the future RTI, and is expected to take all necessary action to conclude the RTI process by December 31, 2016.

Notwithstanding the foregoing, our Board of Directors continues evaluating the sufficiency of financial resources allocated to pay for operation costs, investment plans and debt service, together with the impact on the different variables that affect our business, such as demand behavior, losses, penalties and service quality, among others. In addition, our Board of Directors will continue to actively participate in the RTI process, which is expected to be concluded by December 31, 2016 in accordance with Section 5 of Resolution No. 7/16 of the Ministry of Energy.

Operating Results

We distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometers, with an aggregate population of approximately seven million people.  Pursuant to our concession, we have the exclusive right to distribute electricity to all users within our concession area, including to wholesale electricity market participants.  At December 31, 2015, we had 2,835,229| customers.

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

We had requested several additional increases under the CMM since May 2008, all of which have been recognized by ENRE pursuant to Resolution No. 250/13 and Resolution No. 32/15 with retroactive effect as of May 2008. However, these increases were not incorporated into our tariff structure in a timely manner to reflect increases in our distribution costs. In January 2016, the Ministry of Energy issued Resolution No. 7/16, through which the ENRE implemented a VAD adjustment to the tariff schedule on account of the future RTI in effect as of February 1, 2016. Pursuant to such resolution, the ENRE issued Resolution No. 1/16 on January 29, 2016 establishing a new tariff structure.

If, in the future, we are not able to recover the real incremental cost increases or there is a significant lag of time between when we incur the incremental costs and when we receive increased income, and/or if we are not successful in achieving a satisfactory re-negotiation of our tariff structure, we may be unable to comply with our financial and commercial obligations, suffer liquidity shortfalls and need to restructure our debt to ease our financial condition, any of which, individually or in the aggregate, would have a material adverse effect on our business and results of operations and may cause the value of our ADSs to decline. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Tariffs” and “Item 3. Key Information—Risk factors—Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations.”

The following table sets forth the composition of our net sales for the periods indicated:

	Year ended December 31
	2015	2014	2013
	(Figures in millions)
Sales of Electricity (1)	3,720.4	3,536.1	3,393.8
Right of use on poles	76.4	57.5	41.5
Connection Charges	4.2	3.9	4.2
Reconnection Charges	1.1	0.8	1.2
Net sales	3,802.1	3,598.3	3,440.7

_______________________________

(1)     Includes revenue from the application of Resolution No. 347/12 for Ps. 535.5 million, Ps. 508.1 million and Ps. 525.9 million for the years ended December 31, 2015, 2014 and 2013, respectively.

The following tables show Edenor’s energy sales by category of customer (in GWh) for the periods indicated:

	Year ended December 31,
	2015		2014		2013
Residential	9,671	43%	9,114	43%	9,114	42%
Small Commercial	1,878	8%	1,714	8%	1,781	8%
Medium Commercial	1,828	8%	1,712	8%	1,828	8%
Industrial	3,680	16%	3,431	16%	3,458	16%
Wheeling System(1)	4,200	19%	4,213	20%	4,374	20%
Public Lighting	688	3%	678	3%	683	3%
Shantytowns	436	2%	430	2%	415	2%
Others (2)	21	0%	20	0%	21	0%
Total	22,402	100%	21,312	100%	21,674	100%

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

In December 2001 Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in government policies. The crisis and the Argentine government’s policies during this period severely affected the electricity sector, as described below. Although over the following years the Argentine economy has recovered significantly from the crisis, and the business and political environment has been largely stabilized, the Argentine government has only recently begun to address the difficulties experienced by the Argentine electricity sector as a result of the crisis and its aftermath. However, we believe that the current recovery and the recent measures adopted by the Macri administration in favor of the electricity sector, such as establishing incentives for the construction of additional generation facilities and the creation of trust funds to further enhance generation, transmission and distribution of electricity throughout the country, have set the stage for growth opportunities in our industry.

The following table sets forth key economic indicators in Argentina during the years indicated:

	Year ended December 31,
	2015	2014	2013	2012	2011
Real GDP (% change)	2.5	0.4	3.1	0.7	8.3
Nominal GDP (in millions of Pesos)	6,041,476	4,425,694	3,406,265	2,765,575	2,312,009
Real Consumption (% change)	1.3	(0.5)	4.3	4.3	10.2
Real Investment (% change)	2.2	(5.5)	3.1	(7.0)	19.4
Industrial Production (% change)	0.1	(1.8)	0.0	(7.8)	6.5
Consumer Price Index **	11.9	21.4	10.6	10.0	9.8
Nominal Exchange Rate (in Ps./U.S.$ at year end)	13.4	8.6	6.5	4.9	4.3
Exports (in millions of U.S.$)	59,597	71,977	81,660	80,927	83,950
Imports (in millions of U.S.$)	57,420	65,324	73,656	68,508	73,937
Trade Balance (in millions of U.S.$)	2,177	6,653	8,005	12,419	10,013
Current Account (% of GDP)	(1.4)	(0.9)	(0.8)	(0.2)	(0.7)
Reserves (in millions of U.S.$)	25,563	31,443.0	30,599.0	43,290.0	46,376.0
Tax Collection (in millions of Pesos)	1,537.9	1,169.7	858.8	679,799.0	540,134.0
Primary Surplus (in millions of Pesos)	(106,522)	(38,561.9)	(22,479.0)	(4,374.0)	4,921.0
Public Debt (% of GDP at December 31)*	39.4	41.6	34.6	34.5	34.2
Public Debt Service (% of GDP)	2.8	2.5	2.6	1.9	2.6
External Debt (% of GDP at December 31)	14.7	15.8	11.7	11.8	12.9

Sources: INDEC; Central Bank; Ministry of Economy and Production.
* Includes hold-outs

** The CPI for 2015 was calculated for the ten-month period ended October 31, 2015. In November 2015, the INDEC suspended the publication of the CPI and the WPI.

Following years of hyperinflation and economic recession, in 1991 the Argentine government adopted an economic program that sought to liberalize the economy and impose monetary discipline. The economic program, which came to be known as the Convertibility Regime, was centered on the Convertibility Law of 1991 and a number of measures intended to liberalize the economy, including the privatization of a significant number of public sector companies (including certain of our subsidiaries and co-controlled companies). The Convertibility Law established a fixed exchange rate based on what is generally known as a currency board. The goal of this system was to stabilize the inflation rate by requiring that Argentina’s monetary base be fully backed by the Central Bank’s gross international reserves. This restrained the Central Bank’s ability to effect changes in the monetary supply by issuing additional Pesos and fixed the exchange rate of the Peso and the U.S. Dollar at Ps. 1.00 to U.S.$ 1.00.

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

On January 6, 2002, the Argentine congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model, empowered the Argentine government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term and brought to an end the Convertibility Regime, including the fixed parity of the U.S. Dollar and the Peso. Following the adoption of the Public Emergency Law, the Peso devalued dramatically, reaching its lowest level on June 25, 2002, at which time it had devalued from Ps. 1.00 to Ps. 3.90 per U.S. Dollar according to Banco Nación. The devaluation of the Peso had a substantial negative effect on the Argentine economy and on the financial condition of individuals and businesses. The devaluation caused many Argentine businesses (including us) to default on their foreign currency debt obligations, significantly reduced real wages and crippled businesses that depended on domestic demand, such as public utilities and the financial services industry. The devaluation of the Peso created pressure on the domestic pricing system and triggered very high rates of inflation. According to INDEC, during 2002 the Argentine WPI increased by approximately 118% and the Argentine CPI rose approximately 41%.

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

Pursuant to the Public Emergency Law, the Argentine government, among other measures:

•       converted public utility tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per U.S.$ 1.00;

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

In April 2003, Dr. Néstor Kirchner, the former governor of the province of Santa Cruz, was elected as president for a four-year term, and he took office in May 2003. During 2003, Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments’ quasi‑money securities from circulation and eliminated all deposit restrictions. The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes.  At the same time, social indicators improved, with the unemployment rate decreasing to 17.3%, and real wages began to recover according to INDEC. In June 2005, the Argentine government completed a restructuring of Argentina’s public external debt, which had been in default since December 2001.  Argentina reduced its outstanding principal amount of public debt from U.S.$ 191.3 billion to U.S.$ 129.2 billion and extended payment terms. In April 2010, the Argentine government launched a new exchange offer for the outstanding sovereign bonds that did not participate in the 2005 restructuring. On January 3, 2006, Argentina completed an early repayment of all of its outstanding indebtedness with the IMF, for an amount totaling approximately U.S.$ 10.0 billion owing under credit lines.

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

Private consumption contracted by 0.8% in 2014. The weakening of the internal demand was the main factor in the contraction of the economy, and can be explained in part by an increase in internal prices due to the financing of the fiscal imbalance by Central Bank to Treasury. In 2014 the public accounts contracted 1.2% of GDP compared to a contraction of 0.6% in 2013. The weaker performance of the private sector was mainly due to an increase in prices, a loss of the Peso’s purchasing power, a nominal slowdown in credit extended to the private sector and a greater propensity in customers for saving in times of uncertainty.

Regarding internal market, on January 2014, the Peso lost approximately 19% of its value with respect to the US Dollar. During the following month of 2014, the US Dollar remained relatively stable.

During 2015, the economy registered a positive growth, of approximately 2.5%. The level of activity was driven by the effect that the summer crop had on GDP growth in the second and third quarter, while during the last months of the year the economy would evidence a more moderate expansion.

In terms of supply, industrial production continued showing a poor performance, the exchange rate lag, restrictions to import intermediate goods, the deceleration of the main Argentine commercial partners’ growth and a weak domestic and external demand impacted on the performance of the manufacturing activity. In terms of expenses, consumption showed a good performance even though consumers continued acting with caution.

With reference to inflationary issues, a significant deceleration in the increase of prices was observed during the first half of 2015, related with the high 2014 baseline. Throughout the last months of the year, retail prices relatively picked up although the average growth rate was lower than that of the previous year.

In January 2016, the new INDEC authorities appointed by the Macri administration announced the discontinuation of the methodology used by the Fernandez de Kirchner administration to measure inflation and declared a state of administrative emergency in the national statistics system, suspending the publication of all indices until the INDEC is able to calculate such indices based on accurate official data. See “Item 3. Key Information—Risk factors—Risks Relating to Our Business—The impact of the recent congressional and presidential elections on the future economic and political environment of Argentina is uncertain, but likely to be material.”

On December 17, 2015, the Peso depreciated approximately 36% against the U.S. Dollar following the announcement of the lifting of a significant portion of exchange restrictions (See “—Risk Factors—Factors Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy, and consequently, our results of operations or financial condition”), which caused the Peso to U.S. Dollar exchange rate to reach Ps.13.40 to U.S.$1.00 as of December 31, 2015.                       .

Outlook for 2016

Forecasts for 2016 are characterized by caution. The macroeconomic context and the imbalances (including high inflation, fiscal deficit, monetary and trade restrictions) deriving from certain policies adopted during recent years represent substantial obstacles for the Macri administration to introduce economic policy shifts. As of the date of this annual report, a drop in real GDP is expected for 2016, along with an inflation rate which would remain high, surpassing that of 2015.

Tariffs

Our revenues and margins are substantially dependent on the composition of our tariffs and on the tariff setting and adjustment process contemplated by our concession.

The following chart shows the variation in Edenor’s average tariffs, including taxes, in Pesos per MWh in the periods indicated:

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

•       our regulated distribution margin, which is known as the value‑added for distribution, or VAD, and the fixed and variable charges of the Resolution No. 347/12; and

•       any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires, which may differ in each jurisdiction.

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

According to the current regulatory framework, the ENRE is required to adjust the seasonal price charged to distributors in the wholesale electricity market every six months. However, between January 2005 and November 2008, the ENRE did not make these adjustments. In November 2008, the ENRE issued Resolution No. 628/08, which established new tariffs applied by Edenor as of October 1, 2008 (see “Tariffs—Distribution margin or value added for distribution (VAD)—Adjustment Agreement”) and modified seasonal prices charged to distributors, including the consumption levels that make up the pricing ladder. The pricing ladder set prices according to the following levels of consumption:  bimonthly consumption up to 1,000 kWh; bimonthly consumption greater than 1,000 kWh and less than or equal to 1,400 kWh; bimonthly consumption greater than 1,400 kWh and less than or equal to 2,800 kWh; and bimonthly consumption greater than 2,800 kWh. In 2012, pursuant to Resolution No. 90688/2009, approximately 290,000 customers were exempted from paying the prices set forth by Resolution No. 628/2008 of the ENRE. In addition, the ENRE authorized us to pass through some regulatory charges associated with the electric power purchases to our customers, excluding residential customers with bi-monthly consumption levels below 1,000 kWh.

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

                On December 5, 2011, Resolution No. 1,537/2011 of the SE implemented the Volunteer Waiver Form Subsidy.

On May 8, 2012, Resolution No. 2,883/2012 of the SE instructed the Company to apply a methodology to stabilize the bills, in order to minimize the effects of the seasonal consumption of all the residential customers. The application of this methodology is optional for these costumers.

Average consumption is determined based on the consumption recorded for the last two-month consumption periods. The stabilization factor results from the difference between the aforementioned average consumption and the current two-month consumption period. This value is added to or subtracted from the two-month consumption period charges, and the result obtained is the amount to be paid before the applicable taxes. Adjustments to be made in accordance with the differences between average consumption and recorded consumption will be reflected in consumer bills for the last two-month consumption period of each calendar year. The differences that arose as a consequence of comparing the annual average consumption to the current two-month consumption period have been recorded at the end of each period in the trade receivables in the Statement of Financial Position account, crediting or debiting the account as applicable, depending on whether the annual average consumption is higher or lower than the current two-month consumption period. Resolution No. 7/16 repealed the stabilization factor.

We purchased a total of 22,126 GWh in 2015, 20,694 GWh in 2014 and 20,552 GWh in 2013 (excluding wheeling system demand). Until 2004, we purchased a portion of our energy needs under long-term supply contracts. Following the adoption of certain amendments to the pricing rules applicable to the wholesale electricity market pursuant to the Public Emergency Law, however, we have purchased all of our energy supply in the wholesale electricity market at the spot price ever since. We have not purchased any energy under long-term supply contracts since 2004 and we do not anticipate making any material purchases of energy in the term market in the near future.

During 2015, the customers who are not subsidized continued paying a monomial price of Ps. 320 /MWh, as set by Resolution No 324/2008 of the SE.

On January 25, 2016, the Ministry of Energy issued Resolution No. 6/16, approving the seasonal WEM prices for each category of users for the period from February 2016 through April 2016.  Such Resolution adjusted the seasonal prices as required by the regulatory framework. Energy prices in the spot market were set by CAMMESA, which determined the price to be charged by generators for energy sold in the spot market of the wholesale electricity market on an hourly basis.  The WEM prices resulted in the elimination of certain energy subsidies and a substantial increase in electricity rates for individuals. Resolution No. 6/16, introduced different prices depending on the categories of customers.  Such resolution also contemplates a social tariff for residential customers who comply with certain consumption requirements, which includes a full exemption for monthly consumptions below or equal to 150 Kwh and  tariffs benefits for customers who exceed such consumption level but achieve a monthly consumption lower than that of the same period in the immediately preceding year.

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

At the time of our privatization, our total energy losses represented approximately 30% of our energy purchases, of which more than two thirds were non-technical losses attributable to fraud and illegal use of our service. Beginning in 1992, we implemented a loss reduction plan (plan de disciplina del mercado, or market discipline plan) that allowed us to gradually reduce our total energy losses to 10.0% by 2000, with non-technical losses of 2.7%. However, beginning in mid-2001 and up until 2004, we experienced an increase in our non-technical losses, as the economic crisis eroded the ability of our customers to pay their bills, and in our technical losses in proportion to the increased volume of energy we supplied during those periods. Our total losses amounted to 14.9% in 2015, 14.3% in 2014, and 13% in 2013.

The following table sets forth our estimated breakdown between technical and non-technical energy losses experienced in our concession area since 2006. We believe that non-technical losses could increase in 2016 following the establishment of the new tariff structure pursuant to Resolution No 1/16 of the ENRE.

	Year ended December 31,
	2015	2014	2013
Technical losses	11.1%	10.8%	10.3%
Non‑technical losses	3.8%	3.5%	2.7%
Total losses	14.9%	14.3%	13.0%

Our capital expenditure program includes investments to improve and update our network, which we believe will allow us to maintain our technical losses at current levels despite further increases in demand. See “Item 4. Information on the Company—Business Overview—Energy losses”.

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

Adjustment Agreement. On September 21, 2005, we entered into the Acta Acuerdo sobre la Adecuación del Contrato de Concesión del Servicio Público de Distribución y Comercialización de Energía Eléctrica (Adjustment Agreement), an agreement with the Argentine government relating to the adjustment and renegotiation of the terms of our concession. Because a new Minister of Economy took office thereafter, we formally re-executed the Adjustment Agreement with the Argentine government on February 13, 2006 under the same terms and conditions originally agreed.  The ratification of the Adjustment Agreement by the Argentine government was completed in January 2007.  Pursuant to the Adjustment Agreement, the Argentine government granted us an increase of 28% in our distribution margin, which includes a 5% increase to fund specified capital expenditures we are required to make under the Adjustment Agreement.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital expenditures.” This increase was subject to a cap in the increase of our average tariff of 15%.  Although this increase was applied to the distribution margin as a whole, the amount of the increase was allocated to our non-residential customers (including large users that purchase electricity in the wheeling system) only, which, as a result, experienced an increase in VAD greater than 28%, while our residential customers did not experience any increase in VAD. The increase is effective retroactively from November 1, 2005 and will remain in effect until the approval of a new tariff scheme under the RTI.

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

The ENRE also authorized us to charge our non-residential customers the retroactive portion of these tariff increases for the period from November 2005 through January 2007, which amounted in the aggregate to Ps. 218.6 million and, at December 31, 2011, had been fully invoiced.  In October 2007, the SE issued Resolution No. 1,037/2007, which granted us an increase of 9.63% in our distribution margins to reflect an increase in our distribution cost base for the period from May 1, 2006 to April 30, 2007, compared to the recognized distribution cost base as adjusted by the May 2006 CMM. However, this increase was not incorporated into our tariff structure, and, instead, we were allowed to retain the funds that we are required to collect and transfer to the PUREE to cover this CMM increase and future CMM increases.  In November 2007, we began accounting for the retroactive portion of the May 2007 CMM increase for the period from May 1, 2007 to October 31, 2007, which amounted to Ps. 49.6 million.

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

We had requested several additional increases under the CMM since May 2008, all of which have been recognized by ENRE pursuant to Resolution No. 250/13 and Resolution No. 32/15 with retroactive effect as of May 2008. However, these increases were not incorporated into our tariff structure in a timely manner to reflect increases in our distribution costs.

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

On November 23, 2012, the ENRE issued Resolution No. 347/2012, pursuant to which it established a fixed and variable charge differentiated by category of customers, which the distribution companies will collect on account of the CMM adjustments stipulated in clause 4.2 of the Adjustment Agreement, and will use exclusively to finance infrastructure and corrective maintenance of their facilities. Such charges, which are being clearly identified in the bills sent to customers, are being deposited in a special account to be managed by a Trustee. Such amounts are being used exclusively to finance infrastructure and corrective maintenance of the facilities and will be taken into account towards ENRE’s RTI.

Pursuant to the SE’s Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE, the Company was authorized to compensate its debt registered under the PUREE against CMM recognitions for the period from May 2008 through December 2014.

In addition, CAMMESA was instructed to issue sale settlements with maturity dates to be determined for the surplus generated after compensation between the credits of the CMM and the PUREE debts, to partially compensate the debt with the WEM. We were also entitled to deposit the remaining sale settlements with maturity dates to be determined in the trust created pursuant to ENRE’s Resolution No. 347/2012. As of the date of this annual report, all the sale settlements with maturity dates to be determined issued by CAMMESA were compensated with PUREE debts or with Commercial debt with CAMMESA.

As from February 1, 2015, pursuant to Resolution No. 32/15 of the SE, PUREE funds were considered as part of Edenor’s income on account of the future RTI. We compensated up to January 31, 2015, the debts for PUREE, with claims arising from the calculation of CMM until that date, including the application of interest that could correspond to both concepts.

In January 2016, the Ministry of Energy issued Resolution No. 7/2016, pursuant to which the ENRE implemented a VAD adjustment to the tariff schedule on account of the future RTI in effect as of February 1, 2016, and is expected to take all necessary action to conclude the RTI process by December 31, 2016.

In addition, such resolution: (i) abrogated the PUREE; (ii) repealed Resolution No. 32/2015 as from the date the ENRE resolution implementing the new tariff schedule; (iii) discontinued the application of mechanisms that imply the transfer of funds from CAMMESA in the form of loan agreements with CAMMESA; and (iv) ordered the implementation of the actions required to terminate the trusts created pursuant to Resolution No. 347/2012 of the ENRE. Resolution No. 2/2016 of the ENRE partially repealed Resolution No. 347/2012, discontinuing the FOCEDE and ordering us to open a special bank account with a Central Bank authorized entity where the funds received pursuant to Resolution No. 347/2012 must be deposited. Pursuant to Resolution No. 7/16, the ENRE issued Resolution No. 1/16 establishing a new tariff structure.

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

	VAD						Average Taxes						Electric Power Purchases
Tariff(1)	November	January	February	October 2008	Res.1301	Res. 1	November	January	February	October 2008	Res.1301	Res. 1	November	January	February	October 2008	Res.1301	Res. 1
	2001	2005	2007		2011(2)	2016(3)	2001	2005	2007		2011(2)	2016(3)	2001	2005	2007		2011(2)	2016(3)
Residential
TIRI (0-300)	49.40%	44.50%	44.50%	44.69%	11.26%	30.63%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	21.90%	26.80%	26.80%	26.61%	60.00%	40.65%
TIRI2 (301-650)	36.20%	33.00%	33.00%	30.81%	4.80%	15.40%	29.20%	29.20%	29.20%	29.23%	29.23%	29.23%	34.60%	37.80%	37.80%	39.95%	65.91%	55.33%
TIR# (651-800)				32.08%	4.55%	14.48%				29.23%	29.23%	29.23%				38.68%	66.15%	56.23%
TIR4 (801-900)				31.63%	4.32%	13.91%				29.23%	29.23%	29.23%				39.13%	66.39%	56.81%
TIR5 (90-1000)				32.75%	4.35%	14.04%				29.23%	29.23%	29.23%				38.02%	66.37%	56.69%
TIR6 (1001-1200)				26.29%	4.19%	15.98%				29.23%	29.23%	29.23%				44.48%	66.51%	54.73%
TIR 7 (1201-1400)				27.18%	3.98%	15.25%				29.23%	29.23%	29.23%				43.59%	66.73%	55.47%
TIR8 (1401-2800)				25.94%	4.81%	17.83%				29.23%	29.23%	29.23%				44.83%	65.89%	52.88%
TIR9 (> 2800)				22.50%	3.84%	14.81%				29.23%	29.23%	29.23%				48.26%	66.88%	55.92%

Commercial - small demands
TIG1	55.10%	40.00%	47.80%	48.76%	21.91%	53.18%	25.70%	25.70%	25.70%	25.68%	25.68%	25.68%	19.20%	34.30%	26.50%	25.55%	52.34%	21.11%
TIG2	53.60%	31.10%	43.60%	42.39%	15.97%	41.52%	25.60%	25.60%	25.60%	25.64%	25.64%	25.64%	20.70%	43.20%	30.70%	31.97%	58.29%	32.79%
TIG3				37.40%	9.13%	26.24%				25.63%	25.63%	25.63%				37.57%	65.12%	48.04%

Commercial - medium demand
T2	43.30%	27.90%	35.50%	38.03%	16.03%	44.80%	25.60%	25.60%	25.60%	25.63%	25.63%	25.63%	31.00%	46.40%	38.90%	36.34%	58.15%	29.47%

Industrial
T3 low voltage below 300kw	44.20%	26.50%	34.30%	37.86%	15.37%	43.74%	25.70%	25.70%	25.70%	25.66%	25.66%	25.66%	30.10%	47.80%	40.10%	36.48%	58.84	30.53%
T3 low voltage over 300kw	42.60%	24.50%	32.10%	27.09%	11.99%	22.80%	25.60%	25.60%	25.60%	25.62%	25.62%	25.62%	31.80%	49.90%	42.30%	47.29%	62.29	51.55%
T3 medium voltage below 300kw	29.30%	14.10%	19.70%	25.25%	8.46%	30.72%	25.70%	25.70%	25.70%	25.68%	25.68%	25.68%	45.00%	60.30%	54.60%	49.06%	65.73	43.51%
T3 medium volgate over 300kw	27.30%	12.30%	17.50%	17.71%	7.09%	14.50%	25.70%	25.70%	25.70%	25.69%	25.69%	25.69%	47.00%	62.00%	56.80%	56.60%	67.11	59.77%

Average Tariff	41.20%	28.50%	33.90%	33.16%	9.57%	28.33%	27.20%	27.20%	27.20%	27.24%	27.24%	27.24%	31.50%	44.20%	38.90%	39.60%	63.10%	44.38%

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

(2)         On November 7, 2011, the SE issued Resolution No. 1,301/11, which established the summer scheduling, eliminating government grants to certain economic activities, which, in accordance with the provisions of the Resolution, are in conditions to pay the actual cost that needs to be incurred for being supplied with their demand of electricity. The removal of government grants has been extended to residential customers, who were classified by geographical areas and type of residence. The modification related only to electricity purchase prices in the Wholesale Electricity Market, for which reason the Company’s VAD (value added for distribution) remained practically unchanged.

(3)                   On January 29, 2016, the ENRE issued Resolution No. 1/16 establishing a new tariff structure.

Integral Tariff Revision (RTI).

An integral tariff proposal includes, among other factors, a recalculation of the compensation we receive for our distribution services, including taxes that are not currently passed onto our customers (such as taxes on financial transactions), a revised analysis of our distribution costs, modifications to our quality of service standards and penalty scheme and, finally, a revision of our asset base and rate of return. For this purpose, we will submit to the ENRE a post-tax return on our asset base, which we calculate as operating income plus depreciation of property, plant and equipment, less the tax charge resulting from the application to this amount of the legal tax rate (currently, at 35%), divided by the value of our gross asset base. We believe that this method of calculating our return on assets is consistent with the requirements of the Adjustment Agreement, although we cannot guarantee that the ENRE will not decide to use other factors or methods to calculate our return on assets.

On April 30, 2007, the SE issued Resolution No. 434/2007, which established that the new tariff structure resulting from the RTI would take effect on February 1, 2008 and would be implemented in two installments, in February and August 2008.

In July 2008, the SE issued Resolution No. 865/2008, which reviews the RTI schedule contemplated by the Adjustment Agreement. The SE revised the original RTI schedule and stated that the new tariff structure of the RTI would take effect in February 2009 and that if in February 2009 the tariff resulting from the RTI were greater than the tariff in place at that moment, the tariff increase would be applied in three stages: the first adjustment would take place in February 2009, the second in August 2009 and the last one in February 2010.

On November 12, 2009, we submitted an integral tariff proposal to the ENRE’s Board of Directors as requested by Resolution No. 467/2008 of the ENRE.  Our proposal included, among other factors, a recalculation of the compensation we receive for our distribution services, including taxes that are not currently passed onto to our customers (such as taxes on financial transactions), a revised analysis of our distribution costs, modification to our quality of service standards and penalty scheme and, finally, a revision of our asset base and rate of return. Our presentation included three different scenarios and related tariff proposals; two scenarios contemplated in Resolution No. 467/08 of the ENRE and a third scenario which contemplated a quality regime and cost of undelivered energy similar to the one currently in effect. Each scenario included the assumptions on which the hypothetical scenario was prepared and detailed supporting studies: projected demand, demand curve studies by customer category, environmental management plan, capital base study, study of the group of facilities required to meet the demand of a certain homogeneous market in terms of consumption with the lowest costs (known as “Sistemas Eléctricos Representativos”), contemplated investment plan, operating costs analysis, profitability rate analysis, resulting revenue requirement and electricity tariff adjustment criterion. Each scenario assumed that the tariff increase would be implemented in three equal semiannual installments.

Additionally, in June 2013, we filed a complaint against the Argentine government claiming full compliance with the Adjustment Agreement and compensation for damages as a result of non-compliance of the commitments established therein. The complaint was amended so as to extend it in November 2013. In February 2014, we filed for injunctive relief with the Federal Court requesting that the Argentine government be compelled to provide us with economic assistance during the course of litigation. The petition was rejected in both first and second instance in June and December 2014, respectively.

In our opinion, the RTI process will have to factor in a revised analysis of our distribution costs, modifications to our quality of service standards and penalty scheme and, finally, a revision of our asset base and rate of return, and the balances and other issues resulting from the measures recently adopted by the Argentine government to provide us with temporary and partial relief.

Such issues include, among other: (i) the treatment to be given to the outstanding amounts granted under the loans for consumption (mutuums) to cover the insufficiency of the funds deriving from the FOCEDE; (ii) the conditions for the settlement of the outstanding debt with CAMMESA as of the date of issuance of Resolution No. 32/15, for which purpose we have submitted and are currently negotiating a repayment plan; (iii) the treatment to be given to the penalties and discounts determined prior and subsequent to the Adjustment Agreement (in our opinion the generation and accumulation of unpaid balances for this concept are not attributable to us inasmuch as the inaction and discretionary decisions of the Argentine government in the past have led to the deterioration of our economic and financial equation, thus preventing us from complying with its basic and elemental obligations for the provision of the public service) ; (iv) an agreement on quality levels and a new system of penalties and discounts that provides for an adequate transitional period until the tariff schedule resulting from the RTI is fully implemented; and (v) the termination and liquidation of the FOCEDE and its effects.

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

In January 2016, through Resolution No. 6/16, the Government introduced a social tariff for residential customers who comply with certain consumption requirements, which includes a full exemption for monthly consumptions below or equal to 150 Kwh and preferential tariffs for customers who exceed such consumption level but achieve a monthly consumption lower than that of the same period in the immediately preceding year.

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

Electricity demand

The following table sets forth the amount of electricity generated in Argentina and our electricity purchases in each of the periods indicated.

Year	Electricity demand in Gwh(1)	Edenor demand in Gwh(2)	Edenor’s demand as % of total demand
1994	55,827	11,386	20.4%
1995	57,839	11,629	20.1%
1996	61,513	12,390	20.1%
1997	66,029	13,046	19.8%
1998	69,103	13,768	19.9%
1999	71,689	14,447	20.2%
2000	75,591	15,148	20.0%
2001	78,098	15,414	19.7%
2002	76,483	14,865	19.4%
2003	82,261	15,811	19.2%
2004	87,477	16,673	19.1%
2005	92,340	17,623	19.1%
2006	97,590	18,700	19.2%
2007	102,950	20,233	19.7%
2008	105,959	20,863	19.7%
2009	104,592	20,676	19.8%
2010	110,767	22,053	19.9%
2011	116,418	23,004	19.8%
2012	131,944	23,933	18.1%
2013	125,162	24,902	19.9%
2014	126,397	24,860	19.7%
2015	131,988	26,322	19.9%

______________________

Source: Compañía Administradora del Mercado Mayorista Eléctrico, S.A. (CAMMESA)

(1)     Includes demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).

(2)     Calculated as electricity purchased by us and our wheeling system customers.

Electricity demand in our concession area has grown an average of 6% per annum since 1994. The evolution of demand shows two growth periods interrupted by a slight decline in demand in 2002 attributable to the economic crisis, and a slight decrease registered in 2009, as a consequence of the global financial crisis.

The following graph represents the annual growth of energy purchased to satisfy the demand of each operating area within Edenor concession area from 2000 through 2015:

Beginning in mid-2001 through 2002, the decline in the overall level of economic activity and the deterioration in the ability of many of our customers to pay their bills as a result of the crisis led to an overall decrease in demand for electricity and an increase in non-technical energy losses. After the economic crisis, however, demand started growing again, increasing an average of 4.3% per annum from 2003 through 2013. This increase in demand was due to renewed growth in the Argentine economy since the second half of 2003 and the relative low cost of energy to consumers, in real terms, resulting from the freeze of our distribution margin and the elimination of the inflation adjustment provisions of our concession in 2002. In 2015, the demand increased by 6% compared to 2014, principally due to a 9.5% increase in small commercial customers and a 6% increase on average in residential and medium commercial customers.

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

On October 31, 2008, the SE adopted Resolution No. 1,170/08, which excludes all the T1G, T2, T3 and T1R customers with bi-monthly consumption levels over and above 1,000 KWh from receiving PUREE reward payments.

On March 2, 2010, the SE adopted Resolution No. 45/2010, which revised the calculation of the coefficient used to reward T1R customers with consumption levels below 1,000 KWh. This resolution decreased the rewards that such users are entitled to receive.

On January 25, 2016, through Resolution No. 7/16 the Ministry of Energy abrogated the PUREE.

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

In response to the lack of private investment in new generation plants, the Argentine government undertook a project to construct two 800 MW thermal generation plants, Central Termoeléctrica Manuel Belgrano and Central Termoeléctrica General San Martín. Construction of these two plants was completed and operations commenced in 2009. The two plants were constructed with funds derived from three sources: net revenues of generators derived from energy sales in the spot market, a special charge to our non-residential customers per MWh of energy billed and a specific charge from CAMMESA applicable to large users. In addition to the construction of these two new thermal generation plants, in September 2006 the SE issued Resolution No. 1,281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution seeks to create incentives for energy generation plants to meet increasing energy needs. The government has also required us to finance 24% and Edesur 26%, of the construction costs of two high-tension 220 kV lines between the Central Puerto and Central Costanera generators and the Malaver network, which  provide access to an additional 600MW of energy from the Central Puerto and Central Costanera generators that currently cannot be distributed due to saturation of their grids. In May 2012, we finished the construction of the 220kV linking lines of the local generators Central Puerto and Central Costanera with Edenor network, through Malaver substations. This extension was decided by the Resolution No. 1,875/05 of the SE and it allows an increase in supply capacity by 600 MW from Central Puerto and Central Costanera generators. In December 2012, the third transformer of 300 MVA-220/132 kV was put into service in Malaver´s substation.

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

Our most significant operating expenses are transmission and distribution expenses, which include depreciation charges, salaries and social security taxes, outsourcing, fines and penalties, and purchases of materials and supplies, among others.

We seek to maintain a flexible cost base by achieving an optimal level of outsourcing, which allows us to respond more quickly to changes in our market. We had approximately 4,297 employees and 1,847 third party employees under contract with us as of December 31, 2015, respectively. The number of third‑party employees under contract does not directly relate to the number of third‑party employees actually performing services for us at any given time, as we only pay for the services of these employees on an as-needed basis. See “Item 6. Directors, Senior Management and Employees—Employees”.

Our principal material and supply expenses consist of purchases of wire and transformers (i.e., electromagnetic devices used to change the voltage level of alternating‑current electricity), which we use to maintain our network.

Summary Historical Results of Operations

The following table provides a summary of our operations for the years ended December 31, 2015, 2014 and 2013.

Statement of comprehensive income (loss)*

	2015	2015	2014	2013
	US$	Ps.	Ps.	Ps.
Continuing operations
Revenue from sales (1)	291.6	3,802.2	3,598.4	3,440.7
Electric power purchases	(155.1)	(2,022.0)	(1,878.1)	(2,050.3)
Subtotal	136.5	1,780.2	1,720.3	1,390.4
Transmission and distribution expenses	(241.8)	(3,153.7)	(2,825.1)	(2,055.3)
(Loss) Gross income	(105.3)	(1,373.5)	(1,104.8)	(664.9)

Selling expenses	(63.9)	(832.8)	(657.9)	(548.3)
Administrative expenses	(54.1)	(706.1)	(496.8)	(324.8)
Other operating income	6.1	79.2	52.4	61.6
Other operating expense	(38.5)	(502.5)	(318.7)	(142.8)
Gain from acquisition of companies	-	-	-	-
Income from non-reimbursable customer contributions	0.1	0.8	0.8	0.7
Operating (loss) profit before SE Resolution 250/13 and subsequent Notes	(255.7)	(3,334.9)	(2,525.0)	(1,618.5)
Income recognition on account of the RTI - SE Resolution 32/15	385.4	5,025.1	-	-
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	42.3	551.5	2,271.9	2,933.1
Operating profit (loss)	171.9	2,241.7	(253.1)	1,314.6

Financial income	7.4	96.2	235.5	287.1
Financial expenses (2)	(34.5)	(450.0)	(592.0)	(504.9)
Other financial expense	(43.1)	(561.7)	(324.5)	(273.1)
Net financial (expense) income	(70.2)	(915.5)	(681.0)	(490.9)
Profit (Loss) before taxes	101.7	1,326.2	(934.1)	823.7

Income tax	(14.1)	(183.8)	154.4	44.1
Profit (Loss) for the year from continuing operations	87.6	1,142.4	(779.7)	867.8

Discontinued operations	-	-	-	(95.1)
Profit (Loss) for the year	87.6	1,142.4	(779.7)	772.7

Profit (Loss) for the year attributable to:
Owners of the Company	87.6	1,142.4	(779.7)	771.7
Non-controlling interests	-	-	-	1.0
Profit (Loss) for the year	87.6	1,142.4	(779.7)	772.7

Profit (Loss) for the year attributable to the owners of the parent
Continuing operations	87.6	1,142.4	(779.7)	867.9
Discontinued operations	-	-	-	(96.2)
	87.6	1,142.4	(779.7)	771.7

	2015	2015	2014	2013
	US$	Ps.	Ps.	Ps.
Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	(0.3)	(3.7)	(17.8)	(21.0)
Tax effect of actuarial income (losses) on benefit plans	0.1	1.3	6.2	7.4
Total other comprehensive loss from discontinued operations	-	-	-	-
Total other comprehensive (loss) income	(0.2)	(2.4)	(11.6)	(13.6)

Comprehensive income for the year attributable to:
Owners of the parent	87.4	1,140.0	(791.3)	758.1
Non-controlling interests	-	-	-	1.0
Comprehensive income (loss) for the year	87.4	1,140.0	(791.3)	759.1

Profit (Loss) for the year attributable to the owners of the parent
Continuing operations	87.4	1,140.0	(791.3)	757.1
Discontinued operations		-	-	1.0
	87.4	1,140.0	(791.3)	758.1

Basic and diluted earnings (loss) per share:
Basic and diluted earnings (loss) per share from continuing operations	0.10	1.27	(0.87)	0.97
Basic and diluted (loss) earnings per share from discontinued operations	-	-	-	(0.11)

Basic and diluted earnings (loss) per ADS (3):
Basic and diluted earnings (loss) per ADS from continuing operations	1.95	25.40	(17.40)	19.40
Basic and diluted (loss) earnings per ADS from discontinued operations	-	-	-	(2.20)

(*)  Translated into U.S. Dollars at the selling exchange rate for U.S. Dollars quoted by Banco de la Nación Argentina (the “Banco Nación”) on December 31, 2015, which was Ps. 13.04  to U.S.$ 1.00.

(1)   Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year, and has been valued on the basis of applicable tariffs and the charge regarding with the Resolution No. 347/12.

(2)   Net of interest capitalized at December 31, 2015, 2014 and 2013  for Ps. 255.9 million, Ps. 123.9 million and Ps. 24.5 million, respectively.

(3)   Each ADS represents 20 Class B common shares.

Year Ended December 31, 2015 compared with Year Ended December 31, 2014.

Revenue from sales

Revenue from sales increased 5.7% to Ps. 3,802.2 million for the year ended December 31, 2015, from Ps. 3,598.4 million for the year ended December 31, 2014.

This increase was mainly due to an increase in the volume of energy sold, which went from 21,312 GWh in 2014 to 22,402 GWh in 2015, representing a 5.1% increase, and to an increase of Ps.19 million in revenue from pole leases.

Net energy sales represented approximately 97.8% of our net sales in 2015 and 98.3% in 2014; late payment charges, pole leases, and connection and reconnection charges account for the balance.

Electric Power Purchases

The amount of electric power purchases increased 7.7 % to Ps. 2,022.0 million for the year ended December 31, 2015, from Ps. 1,878.1 million for the year ended December 31, 2014. This increase of Ps. 143.9 million was mainly due to an increase in the volume of energy sold and to an increase in energy losses due to an increase in non-technical losses.

The volume of electric power purchases of Edenor increased 5.9% to 26,322 GWh for the year ended December 31, 2015, from 24,860 GWh for the year ended December 31, 2014 (in both cases including wheeling system demand).

Energy losses increased to 14.9% for the year ended December 31, 2015, from 14.3% for the year ended December 31, 2014.  See “—Factors Affecting Our Results of Operations—Recognition of Cost of Energy Losses.”

Transmission and Distribution Expenses

Transmission and distribution expenses increased 11.6 % to Ps. 3,153.7 million for the year ended December 31, 2015, from Ps. 2,825.1 million for the year ended December 31, 2014. This increase was mainly due to a Ps. 486.5 million increase in salaries and social security taxes attributable to an increase in employee compensation granted in 2015, along with an increase in the number of employees. This increase was partially offset by a decrease of Ps.251.1 million in fees and remuneration for services.

As a percentage of revenue from sales, transmission and distribution expenses increased to 82.9% for the year ended December 31, 2015, from 78.5% for the year ended December 31, 2014.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated.

	Year ended December 31,
	2015		% of 2015	2014		% of 2014
			net sales			net sales

Salaries and social security taxes	1,859.70	59.0%	48.9%	1373.2	48.6%	38.2%
Supplies consumption	211.40	6.7%	5.6%	205.9	7.3%	5.7%
Fees and remuneration for services	463.20	14.7%	12.2%	714.3	25.3%	19.9%
Depreciation of property, plant and equipment	236.80	7.5%	6.2%	208.5	7.4%	5.8%
ENRE penalties	257.30	8.2%	6.8%	233.9	8.3%	6.5%
Others	125.30	3.9%	3.3%	89.3	3.2%	2.5%
Total	3,153.7	100%	82.9%	2,825.1	100%	78.5%

Gross (loss) profit

Our gross loss, including transmission and distribution expenses, increased by Ps. 268.7 million, or 24.3%,  to Ps. 1,373.5 million for the year ended December 31, 2015, from a gross loss of Ps. 1,104.8 million for the year ended December 31, 2014. This increase was basically due to the increase in transmission and distribution expenses described above, which were partially offset by the slight increase in revenue from sales.

Selling Expenses

Our selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses increased 26.6 % to Ps. 832.8 million for the year ended December 31, 2015, from Ps. 657.9 million for the year ended December 31, 2014. This increase of Ps. 174.9 million was mainly due to a Ps. 66.7 million increase in fees and remuneration for services, a Ps. 50.8 million in salaries and social security taxes (attributable to an increase in employee compensation granted in 2015), and a Ps. 19.6 million increase in communications expenses.

As a percentage of net sales, selling expenses increased to 21.9 % of net sales in the year ended December 31, 2015, from 18.3 % for the year ended December 31, 2014.

The following table sets forth the principal components of our selling expenses for the years indicated.

	Year ended December 31,
	2015		% of 2015	2014		% of 2014
			net sales			net sales

Salaries and social security taxes	299.8	36.0%	7.9%	249.0	37.8%	6.9%
Allowance for the impairment of trade and other receivables	24.1	2.9%	0.6%	21.5	3.3%	0.6%
Communication expenses	58.7	7.0%	1.5%	39.1	5.9%	1.1%
Fees and remuneration for services	329.5	39.6%	8.7%	262.8	39.9%	7.3%
ENRE penalties	24.4	2.9%	0.6%	18.4	2.8%	0.5%
Others	96.3	11.6%	2.5%	67.1	10.2%	1.9%
Total	832.8	100%	21.9%	657.9	100%	18.3%

Administrative Expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation third-party services and taxes.

Administrative expenses increased 42.1% to Ps. 706.1 million for the year ended December 31, 2015, from Ps. 496.8 million for the year ended December 31, 2014. This increase of Ps. 209.3 million was mainly due to a Ps. 86.3 million increase in salaries and social security taxes attributable to an increase in employee compensation granted in 2015, a Ps. 65.7 million increase in fees and remuneration for services, and Ps. 23.0 million increases in rent and insurance.

As a percentage of revenue from sales, administrative expenses increased to 18.6% for the year ended December 31, 2015, as compared to 13.8% for the year ended December 31, 2014.

The following are the principal components of our administrative expenses for the years indicated.

	Year ended December 31,
	2015		% of 2015	2014		% of 2014
			net sales			net sales

Salaries and social security taxes	328.4	46.5%	8.6%	242.1	48.7%	6.7%
Rent and insurance	58.2	8.2%	1.5%	35.2	7.1%	1.0%
Fees and remuneration for services	213.8	30.3%	5.6%	148.1	29.8%	4.1%
Security Services	24.1	3.4%	0.6%	15.1	3.0%	0.4%
Others	81.6	11.6%	2.1%	56.3	11.3%	1.6%
Total	706.1	100%	18.6%	496.8	100%	13.8%

Other operating (expenses) income

Other operating expenses include mainly retirement payments, severance payments and accrual for lawsuits. Other operating expenses, increased by 59.1% to a loss of Ps. 422.5 million for the year ended December 31, 2015, compared to a loss of Ps. 265.5 million for the year ended December 31, 2014. The negative variation of Ps. 157 million was mainly due to a Ps. 151 million increase in accrual for lawsuits, a Ps.27.1 million increase in fees for services provided to third parties and a Ps. 20.4 million increase in debit and credit taxes partially offset by a decrease of Ps.38.1 million in expenses related to FOCEDE.

Operating  profit (loss)

Our operating profit increased Ps. 2,494.8 million to a gain of Ps. 2,241.7 million for the year ended December 31, 2015, from a loss of Ps. 253.1 million for the year ended December 31, 2014, mainly due to the recognition of additional income as set forth in Resolution No. 32/15 of the SE of Ps. 5,025.1 million, partially offset by an increase in other operating expenses described above and a decrease of 75.7% in the partial recognition of CMM adjustment pursuant to Resolution No. 250/13 and subsequent notes of the SE, of Ps. 1,720.4 million.

Net Financial Expense

Net financial expense totaled Ps. 915.5 million for the year ended December 31, 2015, compared to Ps. 681.0 million for the year ended December 31, 2014. This increase of Ps. 234.5 million was primarily due to a Ps. 466.9 million increase in exchange differences as a result of exchange rate variations, a Ps. 122.4 million increase in financial expense, which was partially offset by a decrease of Ps. 267.2 million in interest due on the debt with CAMMESA, and to a Ps. 279.5 million gain derived from changes in fair value of financial assets.

Income Tax

 The Company’s income tax charge includes three effects: (i) the current tax payable for the year pursuant to tax legislation applicable to the Company; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria; and (iii) the analysis of recoverability of deferred tax assets. We recorded an income tax charge of Ps.183.8 million in 2015, compared to an income tax credit of Ps. 154.4 million in 2014, mainly as a result of the increase in the additional income derived from the application of Resolution No. 32/15 of the SE, partially offset by a tax loss carry forward generated in recent years.

Profit (Loss) for the year

We recorded a profit of Ps. 1,142.4 million for the year ended December 31, 2015, compared to a loss of Ps. 779.7 million for the year ended December 31, 2014 mainly as a consequence of the additional income derived from the application of Resolution No. 32/15 of the SE.

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

Electric Power Purchases

The amount of electric power purchases decreased 8.4% to Ps. 1,878.1 million for the year ended December 31, 2014, from Ps. 2,050.3 million for the year ended December 31, 2013. This decrease of Ps. 172.2 million was mainly due to a decrease in the cost of mobile generation (which is the cost of hiring transportable diesel fuel generators to address the failures in the grid), which has been reduced in its use and partially recognized as “distributed energy” (which is subject to lower pricing than energy derived from mobile generation) since November 2013.

The volume of electric power purchases of Edenor for 2014 remained stable compared to purchases registered in 2013, at 24,860 GWh and 24,902 GWh, respectively (in both cases including wheeling system demand).

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

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated.

	Year ended December 31,
	2014		% of 2014	2013		% of 2013
			net sales			net sales

Salaries and social security taxes	1,373.20	66.8%	38.2%	790.7	38.5%	23.0%
Supplies consumption	205.90	10.0%	5.7%	121.9	5.9%	3.5%
Fees and remuneration for services	714.30	34.8%	19.9%	665.1	32.4%	19.3%
Depreciation of property, plant and equipment	208.50	10.1%	5.8%	194.8	9.5%	5.7%
ENRE penalties	233.90	11.4%	6.5%	234.8	11.4%	6.8%
Others	89.30	4.3%	2.5%	48.0	2.3%	1.4%
Total	2,825.1	137%	78.5%	2,055.3	100%	59.7%

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

The following table sets forth the principal components of our selling expenses for the years indicated.

	Year ended December 31,
	2014		% of 2014	2013		% of 2013
			net sales			net sales

Salaries and social security taxes	249.0	37.8%	6.9%	179.4	32.7%	5.2%
Allowance for the impairment of trade and other receivables	21.5	3.3%	0.6%	38.0	6.9%	1.1%
Communication expenses	39.1	5.9%	1.1%	32.6	5.9%	0.9%
Fees and remuneration for services	262.8	39.9%	7.3%	198.5	36.2%	5.8%
ENRE penalties	18.4	2.8%	0.5%	52.7	9.6%	1.5%
Others	67.1	10.2%	1.9%	47.1	8.6%	1.4%
Total	657.9	100%	18.3%	548.3	100%	15.9%

Administrative Expenses

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

The following are the principal components of our administrative expenses for the years indicated.

	Year ended December 31,
	2014		% of 2014	2013		% of 2013
			net sales			net sales

Salaries and social security taxes	242.1	48.7%	6.7%	149.9	46.2%	4.4%
Rent and insurance	35.2	7.1%	1.0%	21.9	6.7%	0.6%
Fees and remuneration for services	148.1	29.8%	4.1%	103.4	31.8%	3.0%
Security Services	15.1	3.1%	0.4%	10.4	3.2%	0.3%
Others	56.3	11.3%	1.6%	39.2	12.1%	1.1%
Total	496.8	100%	13.8%	324.8	100%	9.4%

Other operating (expenses) income

Other operating expenses, increased by 229.8% to a loss of Ps. 265.5 million for the year ended December 31, 2014, compared to a loss of Ps. 80.5 million for the year ended December 31, 2013. The negative variation of Ps. 185.1 million was mainly due to a Ps. 97.7 million increase in expenses related to FOCEDE, Ps. 39.4 increase in accrual for lawsuits, Ps. 16.2 in fees for services provided to third parties and a Ps. 9.2 million increase in debit and credit taxes.

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

Income Tax

We recorded an income tax credit of Ps.154.4 million in 2014, compared to an income tax credit of Ps. 102.5 million in 2013. Regarding current tax expenses, we generated a tax loss carry forward in 2014 of Ps. 240.1 million at the applicable tax rate as a result of the increase in operating costs described above, which was offset by an allowance for impairment of tax loss carry forward, compared to a tax payable of Ps. 288.3 million in 2013 due to an increase in taxable income as a result of higher cost recognition in 2013 under Resolution No. 250/13 and Note No.6,852/of the SE. Regarding the deferred tax, in 2014 we recorded a net deferred tax benefit of Ps. 154.4 million compared to Ps. 44.1 million in 2013, mainly due to the gain generated by the tax effects of temporary differences related to other payables for ENRE penalties and salaries and provisions made in connection with seniority-based bonus payments.

(Loss) / Profit from discontinued operations

During 2012 and 2013, Edenor completed the sale of its formerly controlled companies (see “Item 4. Information on the Company”).  As a result, in 2014 Edenor did not present results from discontinued operations. In 2013, loss from discontinued operations totaled Ps. 95.1 million mainly as a result of AESEBA/EDEN’s assets sale which resulted in a loss of Ps. 96.5 million, after tax related effects.

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

Liquidity and capital resources

Sources and Uses of Funds

Our cash flows from operations have been significantly affected in recent periods due to our failure to obtain adjustments to our tariffs to cover increases in our distribution costs, resulting in a working capital deficit as of December 31, 2015, 2014 and 2013. In order to preserve and guarantee the provision of the public service and improve the existing cash deficit, beginning in October 2012, the Company decided to only partially cancel the obligations with CAMMESA with surplus cash balances. This decision arose as a consequence of all the commitments necessary to ensure the provision of the public service, including investment plans and ongoing operation and maintenance tasks. In 2015, following the issuance of Resolution No. 32/2015, we resumed full payment of our commercial obligations with CAMMESA, but did not cancel past commercial debt. As of December 31, 2015 the commercial debt with CAMMESA amounts to approximately Ps. 2,714.3 million including interests. In November 2015, we submitted to CAMMESA a repayment plan. As of the date of this annual report, negotiations with CAMMESA continue with respect to a final repayment schedule. See “Item 3. Risk Factors—Risk relating to our Business—We may not have the ability to raise the funds necessary to repay our commercial debt with CAMMESA, our major supplier.”

Since entering into the Adjustment Agreement in February 2006, we have been engaged in an Integral Tariff Revision or RTI with the ENRE, relating to the adjustment and renegotiation of the terms of the concession. If we are not able to recover all of the incremental costs contemplated in the Adjustment Agreement and all such future cost increases or there is a significant lag of time between when we incur the incremental costs and when we receive increased revenues, and/or if we are not successful in achieving a satisfactory re-negotiation of our tariff structure, we may be unable to comply with our financial and commercial obligations, we may suffer liquidity shortfalls and we may need to restructure our debt to ease our financial condition, all of which, individually or in the aggregate, would have a material adverse effect on our business and results of operations and may cause the value of our ADSs to decline.

The Argentine government adopted a series of measures such as the issuance of Resolution No. 347/2012 of the ENRE, Resolution No. 32/15 of the SE and the granting of certain economic assistance program (through the extension of loans for consumption (mutuums)) (the “Program”) for us to be able to  cope with our cash needs for specific purposes.  We consider the funds received through the Program as a supplementary measure to being granted increases in tariffs/rates. In connection with the foregoing, following the adoption of a new transitional tariff schedule as from February 1, 2016 and until completion of the RTI process, Resolution No. 7/16 of the Ministry of Energy suspended the transfer of funds that we received under the Program. Considering the funds received through the Program temporarily substituted or replaced the funds that we should have received through the collection of adjusted tariffs pursuant to the Concession Agreement and that such an atypical situation is not expressly covered by the accounting framework applicable to us, the obligations deriving from such economic assistance programs were classified in our financial statements as “Other payables” and the related costs as “Financial expenses”.

On June 24, 2014, by Note No. 4012/14, the SE instructed CAMMESA to enter into a loan for consumption (mutuum) and assignment of secured receivables agreement with us in order to pay the higher salary costs indicated in “Item 6. Directors, Senior Management and Employees – Employees”. The aforementioned agreement was entered into on July 10, 2014. The agreement was guaranteed by us with the assignment of the future surplus sale settlements with maturity dates to be determined (Liquidaciones de Venta con Fecha de Vencimiento a Definir - LVFVD) , as a result of the application of Resolution No. 250/13 of the SE.

As of December 31, 2014, our debt related to this financing amounted to Ps. 298 million (comprised of Ps.280.6 million in principal and Ps. 17.4 million in accrued interest).

In September 2014, the SE, through Resolution No. 65/14, instructed CAMMESA to enter into a Loan and Guarantee Assignment Agreement with us in order to provide the necessary financing to cover the Extraordinary Investment Plan approved by the SE as a consequence of a temporary insufficiency of funds received through Resolution No. 347/12. During 2015, after several amendments, such loan agreement reached Ps. 2,913 million for the entire plan.

Resolution No. 32/15 resolved that LVFVDs be issued in our favor for the amounts generated by the salary increases deriving from the application of Resolution No. 836/14 of the Ministry of Labor, Employment and Social Security for which payment we received this loan (Mutuum); allowing the offsetting of any amounts discussed thereunder against outstanding balances of LVFVDs. The LVFVDs were issued on July 16, 2015 to offset the debt under the loan for consumption (mutuum) and assignment of secured receivables agreement entered into to pay for the higher salaries cost.

As of December 31, 2015, the total debt under these loans (mutuums agreements) amounted to Ps. 1,099.8 million, comprised of Ps. 923.6 million in principal for the actual disbursements, and Ps. 176.2 million in accrued interest.

As explained before, these loans were discontinued as from February 1, 2016 under the terms of Resolution No. 7/16 of the Ministry of Energy.

Our principal uses of cash are expected to be operating costs, the servicing of our financial debt and our investment plan. We are subject to limitations on our ability to incur new debt under the terms of our debt instruments so the Company cannot assure that it will be able to obtain additional financing on acceptable terms. See “Debt”.

Although the ENRE is expected to take all necessary action to conclude the RTI process by December 31, 2016, the outcome of such process is uncertain as to its final form. Thus, if in the future: (i) the new electricity rate schedules are not issued pursuant to the RTI by the ENRE; (ii) we are not granted any other recognition of additional revenue or any other mechanism to compensate for cost increases, and/or; (iii) we do not obtain from the Argentine government any other financing to cover cost increases, it is likely that we will have insufficient liquidity and will therefore be obliged to pursue measures similar to those applied in the past in order to preserve cash and enhance our liquidity.

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

As of December 31, 2015, 2014 and 2013, our cash and cash equivalents amounted to Ps. 129.0; Ps. 179.1 million and Ps. 243.5 million, respectively. We generally invest our cash in a range of instruments, including sovereign debt, corporate debt securities and other securities. The table below reflects our cash and cash equivalents position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	Year ended December 31
	2015	2014	2013
	(Figures in millions)
Cash and cash equivalents at beginning of year	179.1	243.5	71.1
Net cash flows provided by operating activities (1)	3,217.0	1,547.9	1,436.6
Net cash flows used in investing activities	(3,103.3)	(1,461.7)	(1,109.0)
Net cash flows used in financing activities	(172.9)	(155.7)	(177.1)
Cash and cash equivalents at beginning of year included in assets of disposal group classified as held for sale	-	-	11.2
Exchange differences in cash and cash equivalents	9.1	5.1	10.7
Cash and cash equivalents at the end of year	129.0	179.1	243.5

(1)     Includes CAMMESA financing of Ps. 1,189.6 million; Ps.3,455.8 million, and Ps. 2,231.5 million as of December 31, 2015, December 31, 2014 and December 31, 2013, respectively.

Net Cash flows provided by operating activities

Net cash flows provided by operating activities increased 107.8% to Ps. 3,217.0 million in the year ended December 31, 2015, from Ps. 1,548.0 million in the year ended December 31, 2014.

Changes in net cash flows provided by operating activities in 2015 were primarily due to the income recognized pursuant Resolution No.32/15, partially offset by a decrease in debt with CAMMESA of Ps. 2,266.0 million. The Company understands the debt with CAMMESA as a type of assistance program to cope with the company’s need of cash for specific purposes. All these supplementary measures were used by the Argentine Government so as to avoid increasing the tariffs.

Net cash flows provided by operating activities increased by 7.7% to Ps. 1,547.9 million in the year ended December 31, 2014, from Ps. 1,436.6 million in the year ended December 31, 2013.

Changes in net cash flows provided by operating activities in 2014 were primarily due to an increase in debt with CAMMESA (Ps. 3,455.5 million) and to the funds obtained from PUREE (Ps. 482.9 million), partially offset by the recognition of higher costs under Resolution No. 250/13 of the SE and subsequent notes of the SE (Ps. 2,271.9 million), to a decrease in net loss (Ps. 779.7 million) and a decrease in trade payables (Ps. 528.4 million).

Net cash flows provided by operating activities increased 166.8% to Ps. 1,436.6 million in the year ended December 31, 2013, from Ps. 538.4 million in the year ended December 31, 2012.

Changes in net cash flows provided by operating activities in 2013 were primarily due to an increase in debt with CAMMESA (Ps. 2,231.5 million), to the funds obtained from PUREE (Ps. 491.9 million) and to an increase in net profit (Ps. 772.7 million), partially offset by the recognition of higher costs by Resolution No. 250/13 and subsequent notes of the SE (Ps. 2,933.1 million).

Net Cash flows used in investing activities

Net cash flows used in investing activities increased by 112.3% to Ps. 3,103.3 million in the year ended December 31, 2015, from Ps. 1,461.7 million in the year ended December 31, 2014.

Changes in net cash flows used in investing activities in 2015 were primarily due to an increase in our capital expenditures (Ps. 695.4 million) and in net payments for the purchase of financial assets at fair value (Ps. 947.5 million).

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

Net Cash flows used in financing activities

Net cash flows used in investing activities increased by 11.0% to Ps. 172.9 million in the year ended December 31, 2015, from Ps. 155.7 million in the year ended December 31, 2014, primarily as a result of the payment of interest on loans (Ps. 172.9 million).

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

Our capital expenditures consist of net cash used in investing activities during a specified period plus supplies purchased in prior periods and used in such specified period. The following table sets forth our actual capital expenditures for the years indicated:

	Year ended December 31,
	2015	2014	2013
	(Figures in millions)

Network Infraestructure (1)	1,468.5	1,284.2	835.5
Network maintenance and improvements	307.5	201.4	174.3
Legal requirements (2)	2.9	6.1	11.0
Communications and telecontrol	64.4	55.7	13.3
Others	674.9	154.3	58.4
Total	2,518.2	1,701.7	1,092.5

______________________

(1)     Includes network infrastructure and additional network supplies.

(2)     Capital expenditures required to be made to comply with the ENRE quality standard and other regulations.

In 2015, in accordance with our capital expenditure program, we invested Ps. 2,518.2 million, a substantial portion of which was dedicated to increasing the capacity of our grid in line with the growth of our customer base. In addition, we made investments in order to meet our quality standards levels. Historical information on capital expenditures is not indicative of future capital expenditures. In October 2015, we decided to acquire real property with the aim of concentrating centralized functions and reducing rental costs and the risk of future increases in rent, for a total amount of Ps.439.2 million, which was fully paid, as of December 31, 2015.

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

On January 20, 2006, we launched a voluntary exchange offer and consent solicitation to the holders of our outstanding financial debt. All of these holders elected to participate in the restructuring and, as a result, on April 24, 2006, we exchanged all of our then-outstanding financial debt for the following three series of newly issued notes, which we refer to as the restructuring notes:

•       U.S.$ 123,773,586 Fixed Rate Par Notes due December 14, 2016, with approximately 50% of the principal due and payable at maturity and the remainder due in semiannual installments commencing June 14, 2011, and bearing interest starting at 3% and stepping up to 10% over time;

•       U.S.$ 12,656,086 Floating Rate Par Notes due December 14, 2019, with the same payment terms as the Fixed Rate Par Notes and bearing interest at LIBOR plus a spread, which starts at 1% in 2008 and steps up to 2% over time; and

•       U.S.$ 239,999,985 Discount Notes due December 14, 2014, with 60% of the principal due and payable at maturity and the remainder due in semiannual installments commencing on June 14, 2008, and bearing interest at a fixed rate that starts at 3% and steps up to 12% over time.

As of the date of this annual report, all of the restructuring notes have been repaid and cancelled.

In October 2007, we completed an offering of U.S.$ 220 million aggregate principal amount of our 10.5% Senior Notes due 2017, which we refer to as the Senior Notes due 2017. We used a substantial portion of the proceeds from that offering to redeem in full our Discount Notes due 2014 in several transactions throughout the period from October through December 2007.

During 2008, we repurchased and cancelled U.S.$ 17.5 million and U.S.$ 6 million of our Senior Notes due 2017, respectively.

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

During 2009, we repurchased U.S.$ 53.8 million Senior Notes due 2017, U.S.$ 24.5 million of which was transferred to us as a consequence of the dissolution of the discretionary trust described below.

On October 25, 2010, we issued Senior Notes due 2022 with a face value of U.S.$ 230.3 million, of which U.S.$ 140 million were subscribed under a cash offer and U.S.$ 90.3 million were exchanged, as a result of an exchange offer, for Senior Notes due 2017, paying in cash U.S.$ 9.5 million plus accrued unpaid interest on those Senior Notes due 2017. Edenor lunched an offer to purchase under which we purchased Senior Notes due 2017 with a face value of U.S.$ 33.6 million for U.S.$ 35.8 million, including payment of accrued and unpaid interest on the Senior Notes due 2017.

 The Senior Notes due 2022 have a 12-year maturity and were issued at par, with interest accruing from the date of issuance at a fixed rate of 9.75% and payable semi-annually on October 25 and April 25 of each year, with the first interest payment on April 25, 2011.  As of December 31, 2015, the outstanding amount of Senior Notes due 2022 is U.S.$ 176.4 million. Edenor repurchased and cancelled U.S.$ 123.6 million during 2014, of which, U.S.$ 68 million were repurchased by the Aeseba Sale Trust during 2014 (see Item 4. “Information on the Company”).

On October 18, 2010, we cancelled Senior Notes due 2017 with a nominal value of U.S.$ 65.3 million.

In addition, on October 25, 2010, November 4, 2010, and December 9, 2010, we cancelled Senior Notes due 2017 for a face value of U.S.$ 122.6 million, U.S.$ 1.3 million, and U.S.$ 0.04 million, respectively, representing approximately 83.3% of the Senior Notes due 2017 then outstanding. As of the date of filing of this annual report, the outstanding amount of Senior Notes due 2017 is U.S.$ 14.8 million. Edenor through Aeseba Sale Trust, repurchased and cancelled U.S.$ 10 million.

On February 2, 2016, we repurchased the Senior Notes due 2022 at market prices for a nominal value of U.S.$ 0.3 million.

Line of Credit – Edenor–Banco de la Provincia de Buenos Aires Loans

In March and June 2011, the company entered into loans for a total aggregate amount of Ps. 22 million, from Banco de la Provincia de Buenos Aires, with principal payments at maturity (March 2012, May 2012 and June 2014). We made monthly interest payments on accrued interest at a fixed annual rate of 14.0%.

As of December 31, 2013 and 2012, the outstanding balance under these loans amounted to Ps. 0.4 million and Ps. 1.2 million, respectively. As of December 31, 2014, this line of credit was cancelled.

Derivatives Contracts

Management of derivative financial instruments

In September 2015, with the aim of hedging the currency risk associated with the payment of the next interest coupon of our Senior Notes 2017 and 2022, we entered into futures contracts to buy U.S. Dollars for a nominal value of U.S. Dollars 10 million, at the average rate of exchange of Ps. 10.829 to U.S.$1.00, expiring in April 2016.

Those contracts are secured for a value of Ps. 16.5 million. As of December 31, 2015, the economic impact of these transactions resulted in a gain of Ps. 29.2 million, which is recorded in the “Other financial results of the Statement of Comprehensive Income” .

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

We analyze the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of assets, which is measured as the higher of value in use and fair value less costs to sell at the end of the year, may be impaired.

Due to the implementation of Resolution No. 1/16 of the ENRE, which established an increase in income as from February 1, 2016, the projections concerning the recoverability of property, plant and equipment made by the Company, have been updated.

The value in use is determined based on projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets considered.

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, opportunity and modality of electricity rate increases and/or cost adjustment recognition; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred; (iv) investment needs in accordance with the service quality levels required by the regulatory authority, and (v) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

The future increase in electricity rates used by us to assess the recoverability of its long-lived assets as of December 31, 2015  is based on the rights to which the Company is entitled, as stipulated in the Concession Agreement and the agreements described in Note 2 to the financial statements included in this annual report. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain adopted measures, such as those described in Notes 2.c.III, V and VI to the financial statements included in this annual report, have also been considered. Our management estimates that it is reasonable to expect that new increases in revenues will be obtained as from 2017 as a result of the completion of the RTI during 2016.

We have made projections under the assumption that we will obtain higher electricity rates, in addition to the adjustments on account of the VAD provided for by Resolution No. 7/2016. However, due to the complexity of the RTI process our management may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated at the date of preparation of the financial statements.

In order to contemplate the estimation risk contained in the projections of the aforementioned variables, we have considered three different probability-weighted scenarios. Although in all of them it is estimated that we will succeed in reaching an acceptable agreement with the Argentine government resulting in a gradual tariff increase, we have considered different timing and magnitude of an increase in the VAD (Distribution Added Value).

The scenarios that have been considered are the following:

a) Scenario called “Pessimistic” scenario: in this scenario, the Company assumes modest electricity rate increases as from 2017 as a result of the gradual implementation of the schedule resulting from the RTI. A five-year term payment plan is established for repayment of the penalties owed to customers, whereas those owed to the ENRE are waived. The debt with CAMMESA (for energy and loans for consumption), including interest, is paid in 4 years. Probability of occurrence assigned 20%.

b) Scenario called “Intermediate” scenario: in this case, the Company assumes reasonable electricity rate increases as from 2017 as a result of the gradual implementation of the schedule resulting from the RTI. A five-year term payment plan is established for repayment of the penalties owed to customers, whereas those owed to the ENRE are waived. The debt with CAMMESA (for energy and loans for consumption), including interest, is paid in 10 years with funds deriving from a specific charge included in electricity bills. Probability of occurrence assigned 65%.

c) Scenario called “Optimistic” scenario: in this case, the Company assumes increases in its remuneration, in addition to the ones recognized in the Intermediate scenario, as from 2017 as a result of the gradual implementation of the schedule resulting from the RTI. A five-year term payment plan is established for repayment of the penalties owed to customers, whereas those owed to the ENRE are waived. The debt with CAMMESA (for energy and loans for consumption) is waived as part of the Concession Agreement renegotiation process. Probability of occurrence assigned 15%.

We have assigned to these three scenarios the previously described percentages of probability of occurrence based mainly on experience and considering the present economic and financial situation, the status quo of the conversations that are being held with the Argentine government and the need to maintain the public service, object of the concession, in operation.

In all of the scenarios described above a discount rate (WACC) in Pesos has been used for each year of the projection. For the first 5 years, the average of these rates is 31%.

Sensitivity analysis:

The main factors that could result in impairment charges in future periods are: i) a distortion in the nature, opportunity and modality of the electricity rate increases and recognition of cost adjustments, ii) the development of the costs to be incurred, and iii) the investment needs in accordance with service quality levels required by the regulatory authority in the RTI process, among other factors. These factors have been taken into account in the aforementioned weight of scenarios. Due to the inherent uncertainty involved in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them considered individually could lead to distorting conclusions.

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

Allowances for the doubtful accounts

The allowance for the impairment of accounts receivable is assessed based on the delinquent balance, which comprises all such debt arising from the bills for electricity consumption that remain unpaid 13 working days after their due dates for small-demand (tariff 1) customers and 7 working days after due date for medium and large-demand (tariff 2 and 3) customers. Our management records an allowance applying to the delinquent balances of each customer category an uncollectibility rate that is determined according to each customer category based on the historical comparison of collections made.

Additionally, and faced with temporary and/or exceptional situations, our management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

Current and deferred income tax/ Tax on minimum presumed income

A degree of judgment is required to determine the income tax provision inasmuch as our management has to evaluate, on an ongoing basis, the positions taken in tax returns in respect of situations in which the applicable tax regulation is subject to interpretation and, whenever necessary, make provisions based on the amount expected to be paid to the tax authorities. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact on both the income tax and the deferred tax provisions in the period in which such determination is made.

There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. The realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, our management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

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

ENRE penalties and discounts

The Company considers its applicable accounting policy for the recognition of the ENRE penalties and discounts critical because it depends on penalizable events, which are valued on the basis of management best estimate of the expenditure required to settle the present obligation. The balances of the ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and estimated based on the Company’s estimate of the outcome of the RTI process described in Note 2 to the financial statements includes in this annual report.

Contingencies and provisions for lawsuits

The Company is a party to several complaints, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or compensation. The Company’s potential liability with respect to such claims, lawsuits and legal proceedings may not be accurately estimated. Our management, with the assistance of  legal counsel, periodically analyzes the status of each significant legal matter and evaluates the Company’s potential financial exposure.  If the loss deriving from a complaint or legal proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded.

Provisions for contingent losses represent a reasonable estimate of the losses that will be incurred, based on the information available to our management at the date of the financial statements preparation, taking into account the Company’s litigation and settlement strategies. These estimates are mainly made with the help of legal advisors. However, if our management’s estimates proved wrong, the current provisions could be inadequate and result in a charge to profits that could have a significant effect on the statements of financial position, comprehensive income, changes in equity and cash flows.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2015, 2014 and 2013.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual liabilities and commitments as of December 31, 2015.

	Payments due by period
	Total	Less than	1‑3	4‑5	More than
		1 year	years	years	5 years
	(in millions of Pesos)
Debt obligations and commercial debt obligations (1)	7,210.2	4,524.2	417.5	-	2,268.5
Accrued fines and penalties(2)	1,253.1	116.7	1,136.4	-	-
Financial assistance fees(3)	154.9	24.5	97.8	32.6	-
Operating leases(4)	78.3	47.9	30.1	0.3	-
Capital expenditures(5)	-	-	-	-	-
Total	8,696.5	4,713.3	1,681.8	32.9	2,268.5

_______________________

1)     Includes amortization of principal and interest payments. All of our financial indebtedness is unsecured. None of our financial indebtedness is guaranteed.  See “Debt” in this section for a broader description of our financial debt.

2)     See “Item. 4. Information on the Company—Business Overview—Our Concession—Fines and Penalties.”

3)     Fees payable under our financial services agreement with EASA, our controlling shareholder.  This agreement expired in 2015 and was renewed for a five-year period.  See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions —Financial Services Agreement with EASA.”

4)     Represents our minimum required lease payments.

5)     Our concession does not require us to make any specified amount of capital expenditures, but requires us to meet certain quality and other service standards.  See “—Liquidity and Capital Resources— Capital Expenditures.”

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

Edenor's by laws provide that holders of our Class A common shares are entitled to elect seven directors and up to seven alternate directors, one of which must be independent in accordance with CNV regulations, holders of our Class B and Class C common shares are entitled to elect five directors and up to five alternate directors, one of which must be independent in accordance with CNV regulations. Holders of Class C common shares vote jointly as a single class with the holders of Class B common shares in the election of directors. In the absence of a director elected by holders of a class of shares, any alternate director elected by holders of the same class may legally attend and vote at meetings of our board of directors. The board of director’s elects among its members a chairman and a vice president.

Directors and alternate directors serve for one-year periods, indefinitely renewable. Our directors and alternate directors are as follows:

Name	Position	Age	Year of appointment (class electing director)
Ricardo Torres	Chairman	57	2015 (Class A)
Gustavo Mariani	Vicechairman	45	2015 (Class A)
Pablo Díaz	Director	58	2015 (Class A)
Marcos Marcelo Mindlin**	Director	51	2015 (Class A)
Maximiliano Alejandro Fernández*	Director	55	2015 (Class A)
Eduardo Llanos*	Director	71	2015 (Class A)
Damián Miguel Mindlin**	Director	49	2015 (Class A)
Diego Martín Salaverri	Alternate Director	51	2015 (Class A)
Leandro Carlos Montero	Alternate Director	40	2015 (Class A)
Daniel Flaks	Alternate Director	51	2015 (Class A)
Mariano Batistella	Alternate Director	33	2015 (Class A)
Gerardo Paz	Alternate Director	47	2015 (Class A)
Diana Mondino*	Alternate Director	57	2015 (Class A)

____________________

*      Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

**    The following family relationships exist within the board of directors: Marcos Marcelo Mindlin and Damián Miguel Mindlin are brothers.

As of the date of this annual report, no Class B directors or alternate directors have been appointed to replace directors or alternate directors who resigned in December 2015 when the Macri administration began.

The following is a brief description of our current directors’ and alternate directors’ background, experience and principal business activities:

Ricardo Alejandro Torres was born on March 26, 1958.  Mr. Torres holds a degree in Public Accounting from the Universidad de Buenos Aires and a Master’s degree in Business Administration from the Instituto de Altos Estudios Empresariales—Escuela de Negocios de la Universidad Austral.  He has been a member of Pampa Energía’s board of directors since November 2005 and was elected as Vice Chairman in 2013.  Mr. Torres is, since March 2012, Chairman of our Board of Directors. He currently serves as director of Bodega Loma de la Lata S.A., CPB, CTG, Loma de la Lata, Energía Distribuida S.A., EASA, PEPCA, HIDISA, HINISA, IEASA, Diamante, Nihuiles, IPB, Pampa Comercializadora S.A., PISA, Pampa Participaciones, Pampa Participaciones II, Petrolera Pampa, Ponderosa Assets Holding I LLC. Ponderosa Assets Holding II LLC, RT Warrants S.A., Transelec, Pop Argentina S.R.L. (Partner), Todos Capital S.R.L. (Partner); Citelec (alternate director), Orígenes Seguros de Vida S.A., Orígenes Seguro de Retiro S.A., Transba (alternate director).  Also, Mr. Torres is the vocal of the management board of “Fundación Pampa Energía Comprometidos con la Educación.”

Gustavo Mariani was born on September 9, 1970. Mr. Mariani holds a degree in Economics from the Universidad de Belgrano and a Master’s degree in Business Administration from the Universidad del CEMA and also is a Chartered Financial Analyst (CFA) since 1998. He has been a member of our board of directors since November 2005 and was elected as Chairman in 2013.  Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and also served as an investment portfolio manager.  He currently serves as Director of Bodega Loma la Lata S.A., CPB, CTG, Loma de La Lata, GMA Warrants S.A., Transener, Compañía de Inversiones S.A., Citelec, Comunicaciones y Consumo S.A., Consultores Fund Management S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Finance S.A, Dolphin Fund Management S.A., Dolphin Inversora S.A., IEASA, EASA, Transba, Pampa Energía, Energía Distribuida S.A., PEPCA, Grupo Dolphin S.A. Grupo Dolphin Holding S.A., HIDISA, HINISA, Nihuiles, Diamante, IEASA, IPB, Orígenes Seguros de Vida S.A., Orígenes Seguros de Retiro S.A., Pampa Comercializadora S.A., Pampa F&F LLC, Pampa Participaciones II, Pampa Participaciones, Transelec, Petrolera Pampa, CIESA, Sitios Argentinos S.A. and TGS, and as alternate liquidator of CAM Gerenciadrora S.A. (en liquidación).  Also, Mr. Mariani is the executive secretary of the management board of “Fundación Pampa Energía Comprometidos con la Educación.”

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

Marcos Marcelo Mindlin was born on January 19, 1964. He has been a member of our board of directors since June 16, 2006. He is a member of the Council of the Americas.  Mr. Mindlin received a Master of Science in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies).  He also holds a degree in Economics from the Universidad de Buenos Aires. In 2008, Mr. Mindlin founded and since that time has directed a charity foundation called “Fundación Pampa Energía Comprometidos con la Educación” whose purpose is to improve childhood development and education.  Mr. Mindlin is also a member and was Chairman of the Board of the Executive Committee of Tzedaka, a leading Jewish-Argentine foundation.  From 1989 to 2004, Mr. Mindlin served as the founder, Senior Portfolio Manager and a shareholder of Grupo Dolphin.  From 1991 to 2003, Mr. Mindlin was also a shareholder, Vice-Chairman and Chief Financial Officer of Inversiones y Representaciones S.A. (IRSA), a leading Argentine real estate company listed on the New York Stock Exchange.  In November 2003, Mr. Mindlin resigned from IRSA to focus his work on Grupo Dolphin.  Mr. Mindlin has extensive expertise in Latin America through his role as Chairman of the board of directors of Grupo Dolphin and several of its affiliates.  From 1999 to 2004, Mr. Mindlin also served as Vice President of Alto Palermo S.A. (a leading owner and operator of shopping centers in Buenos Aires), Vice President at Cresud S.A.I.C. (one of the largest listed agricultural companies in Argentina) and as Director and member of the Executive Committee of Banco Hipotecario, the leading mortgage bank in Argentina.  Mr. Mindlin also serves as director of Pampa Energía S.A., Grupo Dolphin S.A., Dolphin Finance S.A., Electricidad Argentina S.A., IEASA S.A., HINISA, HIDISA, Transelec Argentina S.A., Loma de la Lata, Güemes, Inversora Diamante S.A., Inversora Nihuiles S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Inversora S.A., Piedra Buena, IPB, Petrolera Pampa, Pampa Participaciones II S.A., Energía Distribuida S.A., Pampa Participaciones S.A., Bodega Loma de la Lata S.A., PEPCA, Grupo Dolphing Holding S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A. Consultores Fund Management, Sitios Argentinos S.A., Pampa Comercializadora S.A. and Mindlin Warrants S.A.

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

Diego Martin Salaverri was born on August 7, 1964. He has been a member of our board of directors since June 2006. He is a founding partner of the Argentine law firm of Salaverri, Dellatorre, Burgio & Wetzler Malbrán.  He earned a degree in law in 1988 from the Universidad Católica Argentina, Buenos Aires.  He is member of the board of directors of Pampa Energía S.A., Estancia María S.A., Socotherm Amercias S.A. and ARPHC S.A. He is also a member of the supervisory committee of Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Grupo Dolphin Holding S.A., Dolphin Finance S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A., CIESA and TGS. Until 2007, he was a member of the board of directors of EASA.  Mr. Salaverri resigned from his position as director of EASA at the November 14, 2007 meeting of the board of directors of EASA.  Mr. Salaverri is also an alternate member of the statutory audit committee of GSF S.A. and Partners I S.A.

Leandro Carlos Montero was born on February 11, 1976.  Mr. Montero has been a member of our board of directors since 2012. He is the chief financial officer of Edenor and previously served in the investment group of Pampa Energía S.A. He also served as director in CAMMESA. Prior to joining Edenor in 2012, Mr. Montero held various positions in the Administration and Finance areas of Pampa Energía and Petrobras Argentina S.A., both public and SEC-listed companies. Mr. Montero worked at Ernst & Young - Pistrelli, Henry Martin y Asociados in the Advisory and Auditing Division.  Mr. Montero holds a degree in Public Accounting from the Universidad de Buenos Aires and a Master degree in Business Administration from the Instituto de Altos Estudios Empresariales (IAE), school of business of the Universidad Austral.

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

Compensation

Our board of directors does not have a compensation or remuneration committee.  The aggregate remuneration paid to the members and alternate members of our board of directors, the members and alternate members of our supervisory committee and our senior management during 2015 was Ps. 3.1 million, Ps. 0.4 million and Ps. 70.5 million, respectively.

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

None of our directors maintains service contracts with us except as described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

The significant differences between our corporate governance practices and the NYSE standards are listed on our website in compliance with the NYSE requirements. For a summary of these differences see “Item 16. Corporate Governance”.

Executive Committee

On October 4, 2007, our board of directors created an executive committee, as contemplated by our by-laws and Law 19.550, and delegated to the executive committee the authority to take certain actions on behalf of the board.  The executive committee complements the work of the board by executing certain day-to-day tasks required to oversee our activity.  By creating an executive committee, the board sought to increase the efficiency of our management.  The Executive Committee consists of Ricardo Torres, Marcos Marcelo Mindlin, Gustavo Mariani and Damián Mindlin.

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

•       evaluating plans and performance of the internal audit, and

•       supervising the operations of the complaints channel.

The members of our audit committee are:

Name	Position	Class electing member
Eduardo Llanos (1)	Member	Class A
Maximiliano Alejandro Fernández (1)	Member	Class A

(1)     Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934.

Senior Management

The following table sets forth information regarding our senior management:

Name	Current Position	Age
Ricardo Torres	Chairman and Chief Executive Officer (CEO)	57
Leandro Carlos Montero	Chief Financial Officer (CFO)	40
Daniel Eduardo Flaks	Technical Director	51
Eduardo Maggi	Director of Operations	60
Gerardo Tabakman	Director of Information Technology and Telecommunications	41
Victor Augusto Ruiz	Principal Accounting Officer	56
María Carolina Sigwald	Director of Legal and Regulaory Affairs	48
Mariana De La Fuente	Director of Human Resources	47

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

Carolina Sigwald was born on November 15, 1967. She is Director of Legal and Regulatory Affairs of Edenor since October 2015. She started her professional career as a lawyer in Central Puerto after its privatization and then joined Chadbourne & Parke in New York and later the Inter-American Investment Corporation (IIC) in Washington. Carolina returned to Argentina in 1998 as founding partner of Law Firm Díaz Bobillo, Sigwald & Vittone, where she performed as external advisor for energy companies, Pampa Energia among them. Likewise, she took office in Transportadora de Gas del Sur’s and Telefónica de Argentina’s Board of Directors. Mrs. Sigwald obtained her law degree in from the University of Buenos Aires, where she graduated with honors.

Mariana de la Fuente was born on December 5, 1968. She is Director of Human Resources of Edenor since July 2014. She has also served as Manager of Edenor. Before joining the company, she served as Manager of Human Resources EDEN (Empresa Distribuidora Norte Energia SA) company that was part of Pampa Energía since 2011. In addition, she has served since 1990 in various areas of responsibility in human resources in various multinational companies such as Monsanto, Cerveceria Quilmes, Cabot and Abertis. Miss de la Fuente has a degree in psychology from the University of Buenos Aires an MBA in Management Development Program from the Instituto de Altos Estudios Empresariales (IAE), school of business of the Universidad Austral.

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

The members and alternate members of our supervisory committee are:

Name	Position	Year of appointment (class electing director)
José Daniel Abelovich (1)	Member	2015 (Class A)
Damián Burgio	Member	2015 (Class A)
Walter Antoni Pardi (1)	Member	2015 (Class B/C)
Santiago Dellatorre	Alternate Member	2015 (Class A)
Marcelo Fuxman (1)	Alternate Member	2015 (Class A)
Jorge Roberto Pardo (1)	Alternate Member	2015 (Class B/C)

 ______________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

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

Santiago Dellatorre was born on January 26, 1967.  He is a founding partner of the Argentine law firm Errecondo, Salaverri, Dellatorre, Burgio & Wetzler Malbrán. He is a director of Envases Plásticos S.A. and Salta Refrescos S.A. He is a member of the statutory audit comittees of Desarrollos Gastronómicos S.A.; and an alternate member of the statutory audit committees of Pampa Energía S.A., Central Térmica Loma de la Lata S.A., Bodega Loma de la Lata S.A., IEASA S.A., Pampa Participaciones S.A., Pampa Participaciones II S.A., HIDISA, HINISA, IPB, Transelec Argentina S.A., EPCA S.A. and Electricidad Argentina S.A. Mr Dellatorre received his law degrees with honors from the Universidad Católica Argentina in 1990.

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

Employees

Excluding those employed by us on a temporary basis, Edenor had 4,696 employees as of December 31, 2015, 4,314 employees as of December 31, 2014 and 3,563 employees as of December 31, 2013.

 As of December 31, 2015, approximately 87% of our full-time employees were subject to two collective bargaining agreements. After our privatization, we implemented an employee reduction plan to reduce the number of employees from 6,368 employees at the time of the privatization. The employee reductions were primarily effected through an early retirement program. In addition, we implemented an early retirement plan for employees who had already contributed the retirement payments required by law and had less than five years before retirement, offering them monthly payments of 80% of their pre-retirement net salary. Access to this plan is conditioned upon our own approval and the prior separation from us pursuant to a contract signed before the Argentine Ministry of Labor and Social Security or before a public notary according to the legal requirements. In July 1995, we signed two collective bargaining agreements with Sindicato de Luz y Fuerza and Asociación del Personal Superior, the two unions that represent our employees, which are currently in force pursuant to collective bargaining agreements 817/06 “E” (LYF)  y  805/06 “E” (APSEE).  The union agreements have a joint commission integrated by representatives of the Company and the unions entities, to interpret the agreements and analyze claims and unresolved issues that arise in our daily activities.  The most common issues that arise are related to changes to employment categories, relocation of employees, detailed situations with personnel and the analysis of the suitability of different technological advances. In case of dispute and lack of agreement between the parties, a mediation or arbitration procedure is available. Currently, our relations with the unions are stable.  However, we cannot guarantee that we will not experience any conflicts with our employees in the future, including with our unionized employees in the context of future negotiations of our collective bargaining agreements, which could result in events such as strikes or other disruptions that could have a negative impact on our operations.

On May 28 and October 16, 2014, the Secretariat of Labor (ST) issued Resolutions No. 836/14 and No. 1,928/14 whereby the following was established: a) a salary increase, until April 30, 2015, for the benefits of Edenor’s employees and contractors who are represented by the Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires) and the Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies) of 15% effective as of May 1, 2014 and of a cumulative 10% as of July 1, 2014; b) an increase, from May 1, 2014, in the percentage applicable on account of employee seniority, reaching 2.12% of the basic salary, per year of seniority; and c) a 10% to 18% increase, from May 1, 2014, in the percentage applicable to the non-calendar week modality of work. The aforementioned salary increases apply also to Edenor’s contractors whose direct employers are included in the collective bargaining agreements of the above-mentioned union/association.

We have outsourced a number of activities related to our business to third party contractors in order to achieve a lower and more flexible cost base and to provide us with the ability to respond more quickly to changes in our market. During 2011, several contractors subscribed collective bargaining agreements with the production union, and their employees acquired benefits similar to our employees. Edenor had 2,927 third-party employees as of December 31, 2015, 1,847 third-party employees as of December 31, 2014 and 2,518 third-party employees as of December 31, 2013. We calculate our need for contractors based on our number of employees and the needs that arise in order to provide an adequate service. We only pay for services of third-party employees on the basis of services actually rendered. During 2015, 380 third party employees were included in our stable workforce as full time employees. Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that, if conflicted, contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances. As of December 31, 2015, 2014 and 2013 indemnification complaints amounted to Ps. 162 million, Ps. 130 million and Ps. 89 million, respectively. As of December 31, 2015, the Company established allowances for more than Ps. 62.5 million to cover the obligations that could correspond with such claims.

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

Item 7.         Major Shareholders and Related Party Transactions

The following table sets forth information relating to the ownership of our common shares as of the date of this annual report.

	Class(1)	Shares	Percent Ownership
Electricidad Argentina S.A.(2)	A	462.292.111	51,00%
Employee Stock Participation Program	C	1.952.604	0,22%
Public	B	189.798.332	20,94%
ANSES(3)	B	242.999.553	26,81%
Treasury Shares	B	9.412.500	1,04%
Total		906.455.100	100,00%

___________________

(1)   Each class of shares entitles holders to one vote per share.

(2)   All of our Class A common shares have been pledged to the Argentine government to secure our obligations under our concession and cannot be transferred without the prior approval of the ENRE.  See “Item 4. Information on the Company—Business Overview—Our obligations.” Electricidad Argentina S.A. (EASA) is an Argentine corporation wholly owned by Pampa Participaciones S.A.and IEASA.  Pampa Participaciones S.A. holds 0.01% of the voting stock of EASA and IEASA holds the remainder 99.99% of the capital stock of EASA.  Pampa Energía S.A. currently owns, directly and indirectly, 100% of the capital stock of Pampa Participaciones and IEASA.

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

All of our shares have the same voting rights. As of December, 31 2015, there was one registered shareholder of our ADSs in the United States and 5,265,701 of our ADSs were outstanding. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are residents. We have no information concerning holders with registered addresses in the United States that hold our shares not represented by ADSs.

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

Initial Public Offering

In April 2007, we completed the initial public offering of our Class B ordinary shares in the form of American Depository Shares (ADSs). We and a group of our shareholders sold 18,050,097 ADSs, representing 361,001,940 ordinary Class B common shares, in an offering in the United States and other jurisdictions outside of Argentina, and the Employee Stock Participation Program sold 81,208,416 ordinary class B shares in a simultaneous offering in Argentina. The ADSs are listed on the New York Stock Exchange under the symbol “EDN” and the Class B common shares are listed on the Buenos Aires Stock Exchange (BASE) under the same symbol. We received approximately U.S.$ 61.4 million from the initial public offering, before costs. Of this amount, we used approximately U.S.$ 36 million to repurchase some of our Discount Notes due 2014. The remainder of the proceeds from the initial public offering was used to repurchase some of our Fixed Rate Par Notes due 2016 and for capital expenditures. After the initial public offering, our controlling shareholder continues to own 51% of our ordinary shares.

Acquisition by Pampa Energía S.A.  (Formerly Pampa Holding S.A.)

On June 22, 2007, the principal members of Grupo Dolphin, Marcos Marcelo Mindlin, Damián Miguel Mindlin and Gustavo Mariani, and certain other minority investors, signed a stock subscription agreement with Pampa Energía S.A., pursuant to which they agreed to transfer all of the stock of Dolphin Energía and IEASA to Pampa Energía S.A. in exchange for common stock of Pampa Energía S.A. On August 30, 2007, the shareholders of Pampa Energía S.A. approved this transfer of shares, and the CNV and the BASE approved the public offering and listing of its shares in September 2007.  The transaction was consummated on September 28, 2007, and as a result, Pampa Energía S.A. now owns 100% of the capital stock of each of Dolphin Energía and IEASA, which in turn collectively own all of the capital stock of EASA, our controlling shareholder.  The ratio of exchange of common shares of Pampa Energía S.A. and shares of Dolphin Energía and IEASA was determined using the respective averages of the closing prices of Pampa Energía S.A.’s and our shares on the Buenos Aires Stock Exchange during a 10-trading day period ending on August 15, 2007, taking into account, in the case of shares of Dolphin Energía and IEASA, EASA’s stake in us, the net present value of EASA’s outstanding indebtedness and the net present value of fees to be paid by us to EASA under the Financial Services Agreement dated April 4, 2006 between us and EASA.  See “—Related party transactions—Financial services agreement with EASA.”

The former shareholders of Dolphin Energía and IEASA, Messrs. Marcos Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, are the controlling shareholders of Grupo Dolphin and are managers of Pampa Energía S.A., an Argentine public company with a market capitalization of U.S.$ 275.5 million as of December 31, 2013. Pampa Energía S.A. was acquired in November 2005 by certain principals of Grupo Dolphin to serve as a corporate vehicle for private equity investments in Argentina. Through companies under their control, Messrs. Marcos Marcelo Mindlin, Damián Mindlin and Gustavo Mariani currently control approximately 22.77% of the common stock of Pampa Energía S.A.  In addition, Messrs. Marcos Marcelo Mindlin and Damián Mindlin together with Pampa Energía S.A.’s chief executive officers Messrs. Gustavo Mariani and Ricardo Alejandro Torres, hold warrants to purchase, in the aggregate, approximately 22.5% of the common stock of Pampa Energía S.A. (on a fully diluted basis). The board of directors of Pampa Energía S.A. consists of nine directors, of which five are affiliated with Grupo Dolphin, including Mr. Gustavo Mariani who serves as chairman of the board of directors , Marcelo Mindlin,  and Damián Mindlin , members of the board of directors.  The principal executive officers of Pampa Energía S.A., excluding its Co-chief executive officer, are also affiliated with Grupo Dolphin.

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

The original term of the open-market share purchase program was extended by resolution of the Ordinary General Meeting of Shareholders of the Company dated March 3, 2011, for the same term, computable from November of that year.

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

The term of the agreement is five years from September 2005, with each party having the right to terminate it at any time without cause with 60 days prior notice. The consideration to be received by EASA is U.S.$ 2 million per year, plus Argentine value added tax, and is payable in advance in October of each year, or as otherwise agreed by the parties. The Board of directors of both EASA and us has approved the agreement, and our audit committee has indicated that the agreement was entered into on a commercial arms’ length basis. The payment related to the first year of services was made on April 19, 2006.

In April 2008, our board of directors approved an amendment to the EASA agreement increasing the amount to be paid by us in consideration for the services provided by EASA to U.S.$ 2.5 million, plus Argentine value added tax, payable retroactively from January 1, 2008.

              On August 31, 2010, we signed an amendment to the EASA agreement extending the term of the agreement to five years following September 19, 2010. Our Board of directors approved the amendment on August 31, 2010.  No other terms of the contract have been modified.

On November 10, 2015, another amendment was entered into to extend the term of the EASA agreement until September 19, 2020 and ratifying all other provisions. Such amendment was approved by our board of directors on November 9, 2015, with the prior favorable opinion of our Audit Committee.

Agreement with Comunicaciones y Consumos S.A.

On March 14, 2007 we entered into an agreement with Comunicaciones y Consumos S.A. (CYCSA), an Argentine company wholly owned by Mr. Marcelo Mindlin, pursuant to which we granted CYCSA the exclusive right to provide telecommunication services to our customers through the use of our network in accordance with Federal Decree 764/2000, which contemplates the integration of voice, data and imaging services through the existing infrastructure of electricity distribution companies such as us. Under the terms of this agreement, CYCSA is responsible for all expenses relating to the maintenance and adaptation of our network for use in providing its telecommunications services. The agreement was valid for ten years commencing on July 11, 2008 but in November 2008, we extended its term from ten to twenty years, thus terminating in July 2028.

 The agreement also provides for automatic renewal at the expiration of each term for subsequent five-year periods, unless either party gives notice not less than 120 days prior to the expiration of such term. Under the agreement, CYCSA is required to make periodic requests for access to our network, which we will evaluate and grant based on available capacity in our network. In return for the use of our network, CYCSA will compensate us with 2% of its annual charges to customers, before taxes, as well as 10% of any profits derived from its services. In addition, CYCSA will indemnify us for any liability arising from the rendering of its services through our network. In October 2008, we entered into an amendment to the agreement with CYCSA granting CYCSA the right to use poles and towers of our overhead lines to lay a network of fiber optic cables. The amendment also grants us the right to use part of the capacity of the fiber optic cables

On December 28, 2015, a consolidated agreement was instrumented  as approved by our Board of Directors on December 16, 2015, with the prior favorable opinion of our Audit Committee, replacing all previous agreements, letters of intent, arrangements, statements, warranties or other provisions, but without amending any of its terms and conditions.

Agreement with Préstamos y Servicios S.A.

                On March 16, 2007, we entered into an agreement with Préstamos y Servicios S.A. (“PYSSA”), a financial services firm, pursuant to which we granted PYSSA the exclusive right to render their direct and commercial services through our facilities and mail service. As a part of this agreement, we have to install special modules in our offices through which PYSSA will offer their financial services and grant loans to our customers. Moreover, we agreed to include marketing material for PYSSA in our customer’s mail distribution.

                The agreement is valid for five years and provides for automatic renewal at the expiration of each term for subsequent five-year periods, unless either party gives notice not less than 120 days prior to the expiration of such term. Under the agreement, PYSSA will compensate us with 2% of its monthly charges to customers before taxes, as well as the 10% of any profit derived from its services. In addition PYSSA agreed to indemnify us for any obligation arising from the providing of their services. The agreement established that its term was subject to the authorization of the ENRE, which was granted through Resolution No. 381/07 of the ENRE.

Item 8.         Financial Information

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

Legal Proceedings

In the normal course of our business, we are a party to lawsuits of various types. Our management evaluates the merit of each claim and assesses its likely outcome, recording an allowance in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated.  At December 31, 2015, we had established provisions in the aggregate amount of Ps. 330.1 million to cover potential losses from such claims and legal proceedings. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

We are not aware of any other contingencies that are reasonably possible and, as of December 31, 2015, there were no losses in excess of the contingencies that we recognized in our Financial Statements as of and for the year ended December 31, 2015.

Proceedings Challenging the Renegotiation of our Concession

In December 2009, an Argentine consumer association, Unión de Usuarios y Consumidores, brought an action against us and the Argentine government before a federal administrative court seeking to (i) abrogate Clause 4.6 of Annex I of the Adjustment Agreement, which provides that the tariff increase has retroactive effects; (ii) annul Resolution No. 51/07 of the ENRE, which authorizes the retroactive increase of tariffs in our favor; and (iii) obtain an order that requires that we reimburse our customers the full amounts paid by them based on the retroactive tariff increase and that such reimbursement be made by crediting our customers’ accounts.

On November 11, 2010, the judge upheld the claim and ordered that (i) Clause 4.1 of Annex I of Decree No. 1957/06 and Articles 2, 3 and 4 of Resolution No. 51/07 of the ENRE, which had authorized the retroactive rate increase for the period between 11/1/2005 and 1/31/2007, be annulled; (ii) the fees collected retroactively during such period be repaid to our customers; (iii) the ENRE be instructed to control our distribution of refunds and to report the results to the court; and (iv) each party bear its own court-related costs. On November 25, 2010, we appealed the court’s order and requested that the court’s order be stayed pending a decision on the appeal. On December 2, 2010, the court stayed its order pending a decision on the appeal. On June 1, 2011, the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala V) overturned the judgment of the lower administrative court in our favor. The plaintiff filed a Federal Extraordinary Appeal, which admissibility was granted as of November 3, 2011. On October 1, 2013, the Supreme Court dismissed the appeal. As a result, the decision of the Administrative Court of Appeals in our favor became final.

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

This decision was appealed by the plaintiff and upheld in its entirety by the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativ Federal – Sala IV) on May 20, 2014. The Ombudsman filed an Federal Extraordinary Appeal with the Supreme Court. At the request of the Company, on September 29, 2014, the relevant court of first instance formally declared the loss of validity of the injunction timely delivered, thus being the authorized to issue the respective dunning notices Company and act in each case as provided in the rules of supply its concession agreement.

However, by Note No. 114,039/14 dated October 11, 2014, the ENRE instructed the Company to refrain from cutting supply to user with unpaid balances until the number of affected users and the amounts owed are reported by the Company and such report’s accuracy is evaluated and confirm by the ENRE.

Once the above was accomplished, the relevant court revoked the measures issued in 2009. The Ombudsman filed an extraordinary federal appeal against such decision, which was considered improper by the acting court. In view of the situation, the Ombudsman filed a “Remedy of Complaint” to the Supreme Court which was dismissed, thus putting an end to the dispute.

On August 14, 2009, Resolution No. 652/09 of the SE ordered the suspension of the then applicable reference market prices of energy, and established new reference prices for the periods from June to July 2009 and from August to September 2009, reinstating partial government subsidies to the electricity generation sector. Furthermore, the resolution also established the unsubsidized reference market prices of energy for the months of June and July 2009 and August to October 2009.

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

The remedies sought in the complaint are as follow:

•         that all the most recent tariff resolutions be declared null and unconstitutional (Resolutions No. 324/08 – 365/08 – 628/08, 645/08 of the ENRE and SE No. 1169/08 – 797/08 – 1170/08 and its annexes) and, as a consequence, that the amounts billed by virtue of these resolutions be refunded;

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

Breach of Contract Claims

In March 2010 Consumidores Financieros, Asociación Civil Para Su Defensa, a consumers’ association, instituted an action against us and Edesur in the National Court of First Instance in Federal Administrative Claims Tribunal No. 2, Secretariat 3 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 2, Secretería 3) seeking repayment to customers for alleged excess charges over the course of the past 10 years. The action is based on three claims.  First, the plaintiffs claim a refund for the percentage payment of VAT over a taxable base they allege was inappropriately increased to include an amount that exceeded our and Edesur’s own payments to the wholesale electricity market. Second, the plaintiffs claim a refund for charges relating to interest on payments by customers that the plaintiffs claim we and Edesur failed to adjust to reflect the actual number of days the payment was outstanding. Finally, the plaintiffs claim a refund for late payment charges from 2008 onwards calculated at the rate of the tasa pasiva (the interest rate that Banco de la Nación Argentina pays on deposits) in alleged contravention of the Law of Consumer Defense (Ley de Defensa del Consumidor) in April 2008. We have given express directions to our legal advisors to contest the suit and all related claims and, on April 22, 2010, we answered the complaint and filed a motion to dismiss for lack of standing on the part of the plaintiffs, requesting, at such opportunity, that a summons be served upon the Argentine government, the Federal Tax Administration Agency (“AFIP”) and the ENRE as third-party defendants. Although plaintiffs’ opposition to the requested summons has not been resolved, the proceedings were brought to trial, in response to which we filed a motion for reversal with a supplementary appeal.

The court ordered the summoning as third parties of the Argentine government, ENRE and AFIP, which was already effected. A decision on this case is pending.

On October 21, 2011, we were notified of a lawsuit filed by the Association for the Defense of Rights of Users and Consumers (Asociación de Defensa de Derechos de Usuarios y Consumidores, or “ADDUC”) requesting that the interviewing Court (i) order the reduction or moderation of penalty interest rates or late payment interests that we charge to customers, because such rates allegedly violate Art. 31 of Law 24,240, and (ii) declare the non-implementation of the agreements or conventions which have stipulated the interest rates that we apply to our customers, and of the administrative regulations on the basis of which we justify the interest charging and (iii) orders the restitution of wrongfully perceived interests of customers provided since August 15, 2008 until the day that we comply with the order of interest reduction. The plaintiff also requested the reinstatement of VAT (21%) and other taxes charged on the portion of charges unlawfully perceived. On November 11, 2011, we answered the complaint and filed a motion to dismiss for both lack of standing and the fact that the claims at issue were being litigated in another lawsuit (lis pendes). The summoning as third-party of the ENRE was also requested. On April 8, 2014, the court decided to grant the motion to dismiss on account of the existence of other action pending (lis pendens) and ordered that the proceedings be referred to such othrt court, to be consolidated with such other case "Consumidores Financieros Asociación Civil c/EDESUR y Otro s/ incumplimiento contractual".

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

We have filed a direct appeal with the Appellate Court in Contentious and Administrative Federal Matters No. 1, requesting that such resolution be declared null and void. Additionally, we filed a petition requesting injunctive relief aimed at suspending the application of the fine imposed until a decision on the direct appeal is issued.

On July 8, 2011, we requested that process be served on the ENRE. On October 28, 2011, the court denied the request for injunctive relief. As a consequence, we filed a Federal Extraordinary Appeal with the Supreme Court which was dismissed. We then filed another appeal with the Supreme Court (“Recurso de Queja por apelación denegada”) requesting review of the rejected federal extraordinary appeal, which as of the date of this annual report had not been resolved.

On April 24, 2013, we were notified of the decision of the Appellate Court in Contentious and Administrative Federal Matters No. 1 to deny direct appeal filed by Edenor. On May 3, 2013 and on May 13, 2013, we filed an Ordinary Appeal and an Extraordinary Appeal, respectively, with the Supreme Court. On November 7, 2014, our Ordinary Appeal was rejected and our Federal Extraordinary Appeal, partially granted. Edenor timely submitted an extraordinary appeal on account of the partially denied appeal (“Recurso de Queja por Recurso Extraordinario Denegado”). As of the date of this annual report, the appeals to the Supreme Court on the merits and on the denial of injunctive relief have not been resolved yet.

As of December 31, 2015, the provision recorded in relation to the aforementioned compensations amounted to Ps. 34.9 million, including principal amount and accrued interest. For further information on this legal proceeding, see “Item 4. Business Overview—Fines and penalties.”

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

This resolution has been challenged by us by means of a direct appeal (“Recurso Directo”), which is pending before the Court of Appeals in Contentions and Administrative Federal Matters (Chamber No. 4). The appeal was filed on February 4, 2014 and has been served upon the ENRE. As of April 14, 2016, the ENRE had not yet submitted an answer to the complaint.

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

As a consequence of Resolution No. 250/13, issued by the SE partially modifying the situation described in the previous paragraph, the Company attempted to resolve throughout the initiated judicial remedy of December 2012 and the requirements of art. 12 (abandonment of actions in process). On May 29, 2013, the Company discontinued the action. As of the date of this annual report, the issue regarding the legal expenses of the process had not been resolved.

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

On November 22, 2013, the Company amended the complaint so as to claim additional damages as a consequence of the Argentine government’s omission to perform the obligations under the Adjustment Agreement. On February 3, 2015, the court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which was answered by the Argentine government.  Subsequently, we informed the court of the issuance by the SE of Resolution No. 32/15as new event (“hecho nuevo”) under the terms of Section 365 of the Federal Code of Civil and Commercial Procedure. After notice was served, the court rejected the treatment thereof as an “event”, holding the Company liable for costs. The Company filed an appeal, which was admitted “with a delayed effect” (i.e. the Appellate Court will grant or reject the appeal when deciding on the granting or rejection of the appeal against final judgment). On December 4, 2015, we requested the suspension of the procedural time-limits under the terms of section 157 of the Federal Code of Civil and Commercial Procedure, in accordance with the provisions of Resolution No. 32/15 of the SE, notice of which has been served upon the defendant. On February 16, 2016, we reiterated the request due to the revocation of Resolution No. 32/15 of the SE.

The motion to litigate without liability for court fees or costs, which was filed on July 2, 2013, is currently at the discovery period.

Additionally, and in the same action, in February 2014, we applied for the immediate granting of a provisional remedy in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Argentine government be compelled to provide us with economic assistance, whether by means of a temporary rate adjustment or through government grants. After notice was served upon and answered by the Argentine government – Ministry of Federal Planning, on May 27, 2014, the court hearing the case rejected the provisional remedy sought by us, which decision was confirmed by Division V of the Appellate Court and notified to us on December 19, 2014.

In December 2015, we filed a petition for a declaratory judgment and requested injunctive relief with the City of Buenos Aires Courts in Contentious and Tax-Related Matters (Fuero Contencioso Administrativo y Tributario de la Ciudad de Buenos Aires), in connection with a claim by the City of Buenos Aires against us in connection with an alleged local tax liability (relating to the Study, Review and Inspection of Works in Public Spaces Fees, the “TERI”). The injunctive relief requested aims at suspending the foreclosure proceedings initiated by the City of Buenos Aires and avoiding an attachment on our assets. As of the date of the filing of the petition, the City of Buenos Aires’ claim amounted to Ps. 28.8 million.

In our opinion, such local taxes are not applicable to us under federal regulations and case law. Our management and its external counsel understand that there are reasonable grounds to believe that we should prevail on this matter.

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

(iii)  to pay any amounts owed to our employees under the “Bonos de Participación para el Personal” (which are bonds issued to our employees according to the provisions of our by- laws, that entitle each holder to a pro rata portion of 0.5% of our earnings, after payment of taxes);

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

On March 28, 2016, we were notified by the ENRE’s of Resolution No. 31/2016, pursuant to which we were instructed to compensate the small residential customers (T1R) who had been affected by the power cuts occurred during the period between February 12 and 18, 2016. The amount of the compensations depends on the duration of each power cut, totalizing a loss of Ps.73.0 million.

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

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Year	High	Low	High	Low
2011	2.71	1.27	13.49	5.26
2012	1.65	0.52	7.03	1.71
2013	3.55	0.67	8.79	1.90
2014	8.70	2.32	16.47	4.93
2015	14.55	5.39	19.75	8.90

The following tables set forth, for the periods indicated, the reported high and low sales prices for our shares on the BASE and the reported high and low sales prices for the ADSs on the NYSE.
	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2014
First Quarter	3.60	2.32	7.40	4.93
Second Quarter	6.72	3.60	12.70	7.35
Third Quarter	8.70	6.35	16.47	10.32
Fourth Quarter	8.70	5.38	13.49	9.32

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2015
First Quarter	10.90	5.39	18.47	8.90
Second Quarter	10.30	8.20	17.43	12.93
Third Quarter	9.96	8.00	15.03	11.88
Fourth Quarter	14.55	8.40	19.75	12.13

(1)Represents the corresponding sale prices from April 1 through April 15, 2016.

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

EXCHANGE CONTROLS

In January 2002, the Argentine Congress issued the Public Emergency Law and declared a state of public emergency in respect of its social, economic, administrative, financial and foreign exchange matters, authorizing the Argentine government to establish a system to determine the foreign exchange rate between the Peso and foreign currencies and to issue foreign exchange-related rules and regulations.  On February 8, 2002, through Decree No. 260/2002, the Argentine government established (i) the MULC through which all foreign exchange transactions in foreign currency must be conducted, and (ii) that foreign exchange transactions in foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among contracting parties, subject to the requirements and regulations imposed by the Central Bank.  A summary of the main regulations is set forth below.

On June 9, 2005, through Decree No. 616/2005, the Argentine government mandated that (i) all inflows of funds into the local foreign exchange market arising from foreign debts incurred by residents (including both individuals and legal entities in the Argentine private sector), other than those concerning foreign trade financing and primary issuances of debt securities offered to the public and listed on self-regulated markets, and (ii) all inflows of funds by non-residents channeled through the MULC and intended to be held in local currency for acquiring all types of financial assets or liabilities in the financial or non-financial private sector (except for foreign direct investments and primary issuances of debt securities and shares offered to the public and listed on self-regulated markets), as well as investments in securities issued by the public sector and acquired in secondary markets, had to meet the following requirements: (a) such inflows of funds could only be transferred outside the local foreign exchange market at the expiration of a term of 365 calendar days from the date of settlement of such funds into Pesos; (b) the proceeds of such inflows of funds had to be credited to an account in the local banking system; (c) a non-transferable and non-interest-bearing deposit for 30% of the amount of the transaction had to be kept in Argentina for a period of 365 calendar days, in accordance with the terms and conditions set forth in the applicable regulations (the “Deposit”); and (d) the Deposit had to be denominated in U.S. Dollars and held in Argentine financial institutions, and it may not be used to guarantee or serve as collateral for any type of credit transactions. The requirements of Decree No. 616/2005 were subsequently eased.

On December 16, 2015, following the election of President Macri, the newly appointed Central Bank authorities issued Communication “A” 5,850, which lifted many of the existing restrictions and, among other things, established free access to the MULC to purchase foreign currency for general purposes without requiring the Central Bank’s or the AFIP’s prior authorization and eliminated the requirement of the mandatory deposit of 30% of certain funds remitted to Argentina.

Although these recent changes to the Argentine government’s foreign exchange policies allow all individuals free access to the local foreign exchange market, certain restrictions remain, including the following:

•         Argentine residents have free access to the MULC, provided the total amount transacted in the market does not exceed the equivalent of U.S.$2,000,000 per month, per person;

•         any proceeds from the sale of foreign currency in the local exchange market that exceeds the equivalent of U.S.$2,500 per month must be credited to a checking or savings account in Pesos at a domestic financial institution;

•         although the requirement of mandatory inflow and settlement of funds resulting from foreign indebtedness transactions is no longer in effect, the transfer and sale of funds in the local foreign exchange market will be necessary to make any payments of principal or interest through the local foreign exchange market; and

•         foreign indebtedness incurred or renewed after December 17, 2015 must remain in Argentina for a minimum period of at least 120 concurrent days, commencing on the date on which the funds are transferred into Argentina.

The Argentine government may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in response to capital flight or depreciation of the Peso.  These restrictions may have a negative effect on the Argentine economy and our business if imposed in an economic environment where access to local capital is limited.

Money Laundering

On April 13, 2000, the Argentine Congress passed Law No. 25,246, as amended by Laws No. 26,087, 26,119,  26,268 and 26,683 (the “Money Laundering Law”), which establishes an administrative criminal system and supersedes various sections of the Argentine Penal Code relating to money laundering.  The Money Laundering Law defines money laundering as a crime, stating that a crime is committed whenever a person converts, transfers, manages, sells, encumbers, or otherwise uses money, or any other assets, connected with a crime in which that person has not participated, with the possible result that the original or substituted assets may appear to be of a legitimate origin, provided the amount of money or value of the relevant assets exceeds Ps. 300,000, whether such amount results from one or more transactions.

In addition, the Money Laundering Law created the Financial Information Unit, which is in charge of the handling and transmission of information in order to prevent the laundering of assets originating from:

•         Crimes related to illegal trafficking and commercialization of narcotics (Law No. 23,737);

•         Crimes related to arms trafficking (Law No. 22,415);

•         Crimes related to the activities of an illegal association as defined in Article 210 bis of the –Argentine Penal Code;

•         Illegal acts committed by illegal associations (Article 210 of the Argentine Penal Code) organized to commit crimes with political or racial objectives;

•         Crimes of fraud against the Public Administration (Article 174, Section 5 of the Argentine Penal Code);

•         Crimes against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of Book Two of the Argentine Penal Code;

•         Crimes of underage prostitution and child pornography under Articles 125, 125 bis, 127 bis and 128 of the Argentine Penal Code; and

•         Crimes related to terrorism financing (Article 213 quarter of the Penal Code).

Argentina’s Money Laundering Law, like other international money laundering laws, does not designate sole responsibility to the Argentine government for the monitoring of these criminal activities, but rather also delegates certain obligations to various private sector entities (including us) such as banks, stockbrokers, stock market entities and insurance companies.  These obligations essentially consist of information gathering functions, such as:

•         obtaining from clients documents that indisputably prove the identity, legal status, domicile and other information, to accomplish any type of intended activity;

•         reporting any suspicious activity or operation; and

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

•              Financial entities must inform the Unidad de Información Financiera (“UIF”) about any suspicious or unusual transaction, or transactions lacking economical or legal justification, or being unnecessarily complex.  The Central Bank publishes a list of “non-cooperating” jurisdictions. The UIF has regulated the duty to report through Resolution No. 229/2011. In addition, it has established guidelines and internal procedures for unusual or suspicious transactions which must be implemented by financial institutions and other entities.

•              CNV regulations provide that entities involved in the public offering of securities (other than issuers), including, among others, underwriters of any primary issuance of securities, must comply with the standards set by the UIF. In particular, they must comply with the obligation regarding customer identification and required information, record-keeping, precautions to be taken to report suspicious operations, policies and procedures to prevent money laundering and terrorism financing. With respect to issuers (such as us), CNV regulations provide that any entity performing significant capital contributions or loans must be identified, whether or not a shareholder at the time of the contributions, and must meet the requirements for general participants in the public offering of securities, provided in the CNV regulations and the UIF regulations, especially with regards to the identification of such persons and to the origin and legality of the funds and loans provided.

On June 1, 2011 the Argentine Congress adopted law No. 26,683. Pursuant to such law, money laundering is now an autonomous crime and self-money laundering is also punished.  The law also extended the reporting obligations to certain private sector parties which were not obliged before, and also extended from 30 to 150 days the lapse of time within which certain private entities are required to report suspicious activities or operations, in order to permit those entities to analyze transactions and operations in more detail before reporting them to the relevant authorities.

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

United States Federal Income Tax Considerations

This summary describes certain U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of ADSs. This summary applies to a holder only if such holder holds the ADSs as capital assets for tax purposes. This summary does not address the Medicare tax on net investment income and does not apply to investors that are members of a class of holders subject to special rules, such as:

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

Dividends

The gross amount of distributions that investors receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid in Argentine Pesos will be included in an investor’s income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars.  A U.S. holder will have a tax basis in such Pesos for U.S. federal income tax purposes equal to the U.S. Dollar value on the date of such receipt.  Any subsequent gain or loss in respect of such Pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income from U.S. sources for foreign tax credit purposes. If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2015 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2016 taxable year.

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

U.S. Information Reporting and Backup Withholding Rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting unless the holder is an exempt recipient and may also be subject to backup withholding unless the holder (1) provides its taxpayer identification number and certifies that it is not subject to backup withholding or (2) otherwise establishes an exemption from backup withholding.   Investors may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim or refund with the Internal Revenue Service and filing any required information.

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

As of December 31, 2015, we had no material exposure to interest rate risk because all our outstanding financial debt bore interest at fixed rates. See Note 5.1 of our financial statements for further information. In addition, we had no material exposure to commodity price risk because our commodities represented less than 1.4% of our operating expenses.

Foreign Currency Risk

Our cash and deposits in U.S.Dollars amounted to U.S.$ 0.8 million as of December 31, 2015.

As of December 31, 2015, the potential loss to Edenor that would result from a hypothetical 10% change in foreign currency exchange rates, after giving effect to the impact of the change on our assets and liabilities denominated in foreign currency as of December 31, 2015, was approximately Ps. 246.1 million (without taking into account hedging contracts), primarily due to the increase in the principal amount of, and debt service payments on, our foreign currency indebtedness.

As of the date of this annual report, the Argentine Peso continued to depreciate, by approximately 9.9% compared to its value at December 31, 2015. This variation would generate a negative impact of Ps.  243.1 million (without taking into account hedging contracts).

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

On January 20, 2006, we launched a voluntary exchange offer and consent solicitation to the holders of our then-outstanding financial debt. All of these holders elected to participate in the restructuring and, as a result, on April 24, 2006, we exchanged all of our then-outstanding financial debt for three series of newly-issued notes, which we refer to as the restructuring notes. As of the date of this annual report, all of the restructuring notes have been repaid and cancelled. For a description of our debt following the restructuring see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt”.

Item 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds

On April 30, 2007, we completed an initial public offering. We received U.S.$ 57.7 million in net proceeds from the offering. We did not receive any proceeds from the sale of our shares and ADSs by our selling shareholders in the offering. We used all of the net proceeds we received from the offering to repurchase a part of our then outstanding Fixed Rate Par Notes due 2016 and Discount Notes due 2014 in various market repurchase transactions during 2007 and to make capital expenditures.

Item 15.       Controls and Procedures

a)       Disclosure Controls and Procedures.

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15e of the Securities Exchange Act of 1934 as of December 31, 2015.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation, management, including the chief executive officer and chief financial officer concluded that as of December 31, 2015, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) in Internal Control-Integrated Framework.  Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2015.

The effectiveness of the Company´s internal control over financial reporting as of December 31, 2015 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report, which is included herein.

c)        Attestation Report of the Registered Public Accounting Firm

Reference is made to the report of the Price Waterhouse & Co. S.R.L. on page [F-102] of this annual report.

d)       Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.              Audit Committee Financial Expert

Our board of directors has determined that Eduardo Llanos, an independent member of our board of directors, under Argentine law and Rule 10A-3, is an “audit committee financial expert” as defined in Item 16A of Form 20F under the Securities and Exchange Act of 1934.  See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Audit Committee”.

Item 16B.    Code of Ethics

        Our company adopted a code of ethics in May 1999, which applies to all of our employees, including our principal executive, financial and accounting officers. In 2012 and 2015, we reviewed and updated our code of ethics, and we posted a copy of our revised code of ethics on our website at http://www.edenor.com.ar.

Item 16C.    Principal Accountant Fees and Services

Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers network) acted as our independent registered public accounting for the fiscal years ended December 31, 2015, 2014, 2013 and 2012. The chart below sets forth the services rendered to us by Price Waterhouse & Co. S.R.L. and the fees billed in each year for those services (including related expenses), and breaks down these amounts by category of service in Pesos:

	Year ended December 31,
	2015	2014
Audit fees	4,153,479	3,194,984
Audit-related fees	305,155	223,196
Tax fees	-	-
All other fees	-	-
Total	4,458,634	3,418,180

All of our audit fees and audit-related fees, contained in the above table were billed by Price Waterhouse & Co. S.R.L., independent registered public accounting firm.

                Audit-related fees in the above table are the aggregate fees for services provided in connection with various corporate transactions such as the review of corporate filings and certifications of Audit Committee Pre-Approval Policies and Procedures.

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any affiliated purchaser has engaged in share repurchases during the year ended December 31, 2015.

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

1Under Argentine law, a “material holding” is defined as any shareholding equivalent to at least 15% of a company’s capital stock.

SECTION 303A.03. This rule requires regular scheduled meetings of non-executive directors to increase the involvement and efficiency of such director.

N Neither Argentine law nor Edenor’s bylaws require that any such meetings be held.

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

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima
By: /s/ Leandro Carlos Montero
Name: Leandro Carlos Montero Title: Chief Financial Officer

Date: April 27, 2016

EDENOR S.A.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial Statements.

Terms	Definitions
AFIP	Federal Administration of Public Revenue
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CYCSA	Comunicaciones y Consumos S.A.
EASA	Electricidad Argentina S.A.
Edenor S.A	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur S.A	Empresa Distribuidora Sur S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FNEE	National Fund of Electricity
FOCEDE	Fund for Electric Power Distribution Expansion and Consolidation Works
FOTAE	Trust for the Management of Electricity Power Transmission Works
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
LVFVD	Sale Settlements with Maturity Dates to be Determined
MEM	Wholesale Electricity Market
MEyFP	Economy and Public Finance Ministry
MEyM	Energy and Mining Ministry
MMC	Cost Monitoring Mechanism
MPFIPyS	Ministry of Federal Planning, Public Investment and Services
PEN	Federal Executive Power
PEPASA	Petrolera Pampa S.A.
PESA	Pampa Energía S.A.
PISA	Pampa Inversiones S.A.
PUREE	Program for the Rational Use of Electric Power
PYSSA	Préstamos y Servicios S.A.
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
SEGBA S.A.	Servicios Eléctricos del Gran Buenos Aires S.A.
SIESA	Salta Inversiones Eléctricas S.A.
TERI	Study, Review and Inspection of Works in Public Spaces Fees
VAD	Distribution Added Value
VRD	Debt Securities

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

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Electricidad Argentina S.A. (EASA)

Legal address: 3302 Ortiz de Ocampo, Building 4, City of Buenos Aires

Main business of the parent company:  Investment in Edenor S.A.’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.54%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2015

(amounts stated in pesos)

Class of shares

Common, book-entry shares, face value 1 and 1 vote per share

Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)       Includes 9,412,500 treasury shares as of December 31, 2015 and 2014.

(2)      Shares of the Employee Stock Ownership Program that have not been transferred

Edenor S.A.

Statement of Financial Position

as of December 31, 2015 and 2014

(Stated in thousands of pesos)

	Note	12.31.15	12.31.14
ASSETS

Non-current assets
Property, plant and equipment	9	8,885,789	6,652,482
Interest in joint ventures	7	433	432
Deferred tax asset	24	50,048	87,167
Other receivables	11	153,777	249,235
Financial assets at fair value through profit or loss	13	23,567	-
Total non-current assets		9,113,614	6,989,316

Current assets
Inventories	14	134,867	73,970
Other receivables	11	1,079,860	250,307
Trade receivables	12	963,005	882,949
Financial assets at fair value through profit or loss	13	1,560,434	254,447
Derivative financial instruments		197	-
Cash and cash equivalents	15	128,952	179,080
Total current assets		3,867,315	1,640,753
TOTAL ASSETS		12,980,929	8,630,069

Edenor S.A.

Statement of Financial Position

as of December 31, 2015 and 2014 (Continued)

(Stated in thousands of pesos)

	Note	12.31.15	12.31.14
EQUITY
Share capital	16	897,043	897,043
Adjustment to share capital		397,716	397,716
Additional paid-in capital		3,452	3,452
Treasury stock	16	9,412	9,412
Adjustment to treasury stock		10,347	10,347
Other comprehensive loss		(42,253)	(39,862)
Accumulated losses		249,336	(893,107)
TOTAL EQUITY		1,525,053	385,001

LIABILITIES
Non-current liabilities
Trade payables	18	224,966	231,105
Other payables	19	2,391,878	1,644,587
Borrowings	21	2,460,975	1,598,442
Deferred revenue	20	153,816	109,089
Salaries and social security payable	22	80,039	62,858
Benefit plans	23	204,386	150,355
Tax liabilities	25	1,922	3,164
Provisions	27	259,573	112,095
Total non-current liabilities		5,777,555	3,911,695
Current liabilities
Trade payables	18	4,475,427	3,299,891
Other payables	19	151,674	187,096
Borrowings	21	48,798	33,961
Derivative financial instruments		-	5,895
Deferred revenue	20	764	764
Salaries and social security payable	22	733,131	610,649
Benefit plans	23	28,291	10,566
Tax liabilities	25	169,747	160,483
Provisions	27	70,489	24,068
Total current liabilities		5,678,321	4,333,373
TOTAL LIABILITIES		11,455,876	8,245,068

TOTAL LIABILITIES AND EQUITY		12,980,929	8,630,069

The accompanying notes are an integral part of the Financial Statements

Edenor S.A.

Statement of Comprehensive Income (Loss)

for the years ended December 31, 2015, 2014 and 2013

(Stated in thousands of pesos)

	Note	12.31.15	12.31.14	12.31.13
Revenue	28	3.802.162	3.598.376	3.440.691
Electric power purchases		(2.021.981)	(1.878.088)	(2.050.295)
Subtotal		1.780.181	1.720.288	1.390.396
Transmission and distribution expenses	29	(3.153.664)	(2.825.062)	(2.055.285)
Gross loss		(1.373.483)	(1.104.774)	(664.889)

Selling expenses	29	(832.806)	(657.909)	(548.256)
Administrative expenses	29	(706.091)	(496.762)	(324.768)
Other operating expense, net	30	(422.546)	(265.505)	(80.497)
Gain from interest in joint ventures		1	5	5

Operating loss before higer costs recognition and SE Resolution 32/15		(3.334.925)	(2.524.945)	(1.618.405)
Income recognition on account of the RTI - SE Resolution 32/15	2	5.025.114	-	-
Higher cost recognition – SE Resolution 250/13 and subsequent Notes	2	551.498	2.271.927	2.933.052
Operating profit (loss)		2.241.687	(253.018)	1.314.647

Financial income	31	96.225	235.534	276.221
Financial expenses	31	(450.016)	(592.013)	(504.854)
Other financial results	31	(561.723)	(324.575)	(262.263)
Net financial expense		(915.514)	(681.054)	(490.896)
Profit (Loss) before taxes		1.326.173	(934.072)	823.751

Income tax	24	(183.730)	154.356	44.116
Profit (Loss) for the year from continuing operations		1.142.443	(779.716)	867.867

Edenor S.A.

Statement of Comprehensive Income (Loss)

for the years ended December 31, 2015, 2014 and 2013 (Continued)

(Stated in thousands of pesos)

		12.31.15	12.31.14	12.31.13
Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	23	(3.678)	(17.823)	(20.951)
Tax effect of actuarial income on benefit plans	24	1.287	6.238	7.333
Total other comprehensive losses		(2.391)	(11.585)	(13.618)

Comprehensive income for the year attributable to:
Owners of the parent		1.140.052	(791.301)	758.121
Non-controlling interests		-	-	1.020
Comprehensive income (loss) for the year		1.140.052	(791.301)	759.141

Comprehensive (loss) Profit for the year attributable to the owners of the parent
Continuing operations		1.140.052	(791.301)	757.101
Discontinued operations		-	-	1.020
		1.140.052	(791.301)	758.121

Basic and diluted earnings (loss) per share:
Basic and diluted earnings (loss) per share	32	1,27	(0,87)	0,97
Basic and diluted (loss) earnings per share from discontinued operations	32	-	-	(0,11)

The accompanying notes are an integral part of the Financial Statements.

Edenor S.A.

Statement of Changes in Equity

for the years ended December 31, 2015, 2014 and 2013

(Stated in thousands of pesos)

	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Other comprehesive loss	Accumulated deficit	Total equity
Balance at December 31, 2013	897,043	397,716	9,412	10,347	3,452	(28,277)	(113,391)	1,176,302

Loss for the year	-	-	-	-	-	-	(779,716)	(779,716)
Other comprehensive loss for the year	-	-	-	-	-	(11,585)	-	(11,585)
Balance at December 31, 2014	897,043	397,716	9,412	10,347	3,452	(39,862)	(893,107)	385,001

Profit for the year	-	-	-	-	-	-	1,142,443	1,142,443
Other comprehensive loss for the year	-	-	-	-	-	(2,391)	-	(2,391)
Balance at December 31, 2015	897,043	397,716	9,412	10,347	3,452	(42,253)	249,336	1,525,053

The accompanying notes are an integral part of the Financial Statements.

Edenor S.A.

Statement of Cash Flows

for the years ended December 31, 2015, 2014 and 2013

(Stated in thousands of pesos)

	Note	12.31.15	12.31.14	12.31.13
Cash flows from operating activities
Profit (Loss) for the year		1.142.443	(779.716)	772.759
Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	29	281.407	237.639	212.148
Loss on disposals of property, plants and equipments	9	3.513	959	1.230
Net accrued interest	31	333.674	340.970	196.626
Exchange differences	31	894.773	427.896	365.759
Income tax	24	183.730	(154.356)	(44.116)
Allowance for the impairment of trade and other receivables, net of recovery		24.084	19.692	33.699
Adjustment to present value of receivables	31	(5.387)	(8.128)	(2.378)
Provision for contingencies	27	226.449	75.417	36.033
Other expenses - FOCEDE	30	59.563	97.701	-
Changes in fair value of financial assets	31	(323.610)	(67.591)	(16.097)
Accrual of benefit plans	23	89.254	51.425	22.540
Gain from interest in joint ventures		(1)	(5)	(5)
Higher cost recognition – SE Resolution 250/13 and subsequent Notes	2	(551.498)	(2.271.927)	(2.933.052)
Income recognition on account of the RTI - SE Resolution 32/15	2	(495.516)	-	-
Net gain from the repurchase of Corporate Bonds	31	-	(44.388)	(88.879)
Income from non-reimbursable customer contributions	30	(764)	-	168.628
Changes in operating assets and liabilities:
Increase in trade receivables		(40.557)	(55.276)	(48.471)
Increase in other receivables		(347.996)	(134.708)	(111.942)
Increase in inventories		(60.898)	9.883	(42.692)
Increase in deferred revenue		45.490	76.187	(700)
Increase (Decrease) in trade payables		660.835	(528.353)	(87.028)
Increase in salaries and social security payable		139.663	226.689	95.319
Decrease in benefit plans		(21.177)	(11.017)	(7.904)
(Decrease) in tax liabilities		(140.955)	(28.704)	(44.888)
Increase in other payables		(62.125)	162.316	262.007
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)		25.612	482.929	491.947
Net decrease in provisions		(32.550)	(33.042)	(25.299)
Subtotal before variations of debts with Cammesa		2.027.456	(1.907.508)	(794.756)
Increase in account payable and mutuum with Cammesa		1.189.555	3.455.498	2.231.477
Net cash flows generated by operating activities		3.217.011	1.547.990	1.436.721

Edenor S.A.

Statement of Cash Flows

for the years ended December 31, 2015, 2014 and 2013 (Continued)

(Stated in thousands of pesos)

	Note	12.31.15	12.31.14	12.31.13
Cash flows from investing activities
Payment of property, plants and equipments		(2.095.532)	(1.400.140)	(892.431)
Net (payment for) collection of purchase / sale of financial assets at fair value		(1.012.037)	(64.625)	(97.399)
Collection of financial receivables with related companies		-	-	2.051
Collection of receivables from sale of subsidiaries - SIESA		4.272	2.976	2.940
Discontinued operations		-	-	(124.246)
Net cash flows used in investing activities		(3.103.297)	(1.461.789)	(1.109.085)

Cash flows from financing activities
Payment of principal on loans	21	-	(424)	(25.535)
Payment of interest on loans	21	(172.923)	(155.251)	(176.976)
Discontinued operations		-	-	25.388
Net cash flows used in financing activities		(172.923)	(155.675)	(177.123)

Decrease in cash and cash equivalents		(59.209)	(69.474)	150.513

Cash and cash equivalents at the beginning of year	15	179.080	243.473	71.108
Cash and cash equivalents at the beginning of year included in assets of disposal group classified as held for sale		-	-	11.154
Exchange differences in cash and cash equivalents		9.081	5.081	10.698
Decrease in cash and cash equivalents		(59.209)	(69.474)	150.513
Cash and cash equivalents at the end of the year	15	128.952	179.080	243.473

Supplemental cash flows information
Non-cash activities

Financial costs capitalized in property, plants and equipments	9	(255.932)	(123.861)	(24.532)

Acquisitions of property, plant and equipment through increased trade payables		(166.763)	(144.833)	(126.419)

Increase (Decrease) from offsetting of PUREE-related liability against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)	2	10.619	(574.010)	(1.661.105)

Increase (Decrease) from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)	2	158.081	(2.218.424)	(1.152.266)

Decrease from offset of other liabilities with CAMMESA for loans for consumption (Mutuums) granted for higher salary costs (SE Resolution 32/15)	2	(495.516)	-	-

Decrease in financial assets at fair value from repurchase of Corporate Bonds	21	-	91.638	165.085
Increase in financial assets at fair value from subsidiary sale		-	-	(334.340)

Decrease of other receivables for collection of receivables from related companies with corporate notes		-	-	52.840

Net increase of trade receivables from sale of assets of disposal group classified as held for sale		-	-	(44.627)

Acquisitions of property, plant and equipment through increased FOTAE debt	34	-	(32.939)	(48.960)

The accompanying notes are an integral part of the Financial Statements.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

1.                   General information

History and development of the Company

Edenor S.A. was organized on July 21, 1992 by Decree No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the Federal Government awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of Edenor S.A. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the Federal Government.

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

The Company’s economic and financial situation

In fiscal year 2015, the Company recorded positive operating and net results, thus reversing its negative economic and financial situation of the last years. This improvement has been achieved as a consequence of the issuance by the SE on March 13, 2015 of Resolution 32/15, which addresses the need for the adjustment of the economic and financial situation of distribution companies and considers it necessary that urgent and temporary measures should be adopted in order to maintain the normal provision of the public service, object of the concession (Note 2.c.IX).

In spite of the deterioration of the economic and financial equation over the last years as a consequence of the delay in the compliance with certain obligations under the Adjustment Agreement, especially with regard to the  recognition of the semiannual rate adjustments resulting from the MMC, and the carrying out of the RTI, thanks to the adoption of certain measures aimed at mitigating the impact thereof, the Company has been able to not only maintain the quality of the electricity distribution service but also satisfy the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years. In this regard, the Company absorbed the higher costs associated with the provision of the service and complied with the execution of the investment plan and the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service in a satisfactory manner in terms of quality and safety.

In spite of that which has been mentioned in the first paragraph of this Note, as of December 31, 2015 the Company’s negative working capital amounts to $ 1.8 billion, which includes the amount owed to CAMMESA for $ 1.8 billion plus interest accrued as of December 31, 2015, as described in Note 2.c.IX.e, in respect of which the Company submitted a payment proposal based on its available and projected cash flows. Until the date of issuance of these financial statements, no answer from CAMMESA has been received.

Furthermore, on December 16, 2015, the Federal Government issued Executive Order No. 134, which declared the state of emergency in the country’s electricity sector and authorized the MEyM to implement a plan of action for the generation, transmission and distribution of electricity at national level and guarantee the provision of the electricity public service under adequate economic and technical conditions.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

After the closing date of the fiscal year being reported, in January 2016, the MEyM issued, as part of the measures aimed at the restructuring of the electricity sector, Resolutions Nos. 6 and 7 which implemented a new electricity rate system aimed at improving the distribution companies’ revenue in order for them to be able to make investments and carry out network maintenance and expansion works. Additionally, the ENRE was instructed to adjust, on account of the RTI, the VAD in electricity rate schedules and to take all the necessary steps to carry out the RTI before December 31, 2016. This new electricity rate system will protect those sectors that cannot afford the full cost of the service through the creation of a “Social Tariff”, will be accompanied by a program aimed at reducing the consumption of electricity and will provide for the billing of electricity consumption on a monthly basis in order to soften the impact of the increases on customers.

In view of this scenario, the Company Board of Directors is currently assessing the sufficiency of the financial resources granted to cover the costs of the operation, the investment plans and debt service payments, as well as the impact of the different variables that affect the Company’s business, such as behavior of demand, losses, delinquency, service quality and penalties, etc.

Additionally, the Company Board of Directors will continue to take steps to resolve with the Grantor of the Concession and the regulatory agency the issue related to the RTI, which is expected will be concluded in accordance with the provisions of MEyM Resolution 7/16 (Note 2.c.II) in a satisfactory manner with regard to its timing and final form.

Development of the economic context in which the Company operates

On December 17, 2015, the Argentine peso underwent a devaluation of approximately 40% that affected not only the economic context in which the Company operates but also its results in these financial statements.

Such impact resulted in a loss of $ 683.2 million, almost entirely generated by the Company’s net liability exposure to USD, which has been included in the Other financial results line item of the Statement of Comprehensive Income.

At the date of issuance of these financial statements, the devaluation of the Argentine peso increased, as compared to its value at year-end, by approximately 17%. This variation would generate a negative impact of $ 455 million.

Those impacts have been determined without considering the effects of the hedging contracts mentioned in Note 5.1.a).

2.                  Regulatory framework

a.       General

The Company is subject to the regulatory framework provided under Law No. 24,065 and the regulations issued by the ENRE.

The ENRE is empowered to approve and control tariffs, and control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE will be entitled to apply the penalties stipulated in the Concession Agreement.

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

If the Company repeatedly fails to comply with the obligations assumed in the Concession Agreement, the grantor of the concession will be entitled to foreclose on the collateral granted by the majority shareholders by means of the pledge of the Class A shares and sell them in a Public Bid. This, however, will not affect the continuity of the Holder of the concession. This situation may also occur if after the publication of the electricity rate schedule resulting from the RTI, the Company, the Company shareholders representing at least two thirds of the share capital, and/or the former Company shareholders do not submit their waivers to the rights to claim or abandon the actions filed as a consequence of Law 25,561, which in part depends on the decisions of third parties. At the date of issuance of these financial statements, there have been no events of non-compliance by the Company that could be regarded as included within the scope of this situation.

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

On July 7, 2007 the Official Gazette published ENRE Resolution No. 467/07 pursuant to which the first management period is extended for 5 years to commence as from the date on which the RTI goes into effect, which has not yet occurred. Its original maturity would have taken place on August 31, 2007.

Furthermore, in accordance with the provisions of ENRE Resolution No. 467/07, the commencement of the aforementioned process for the sale of the shares shall take place when the five-year tariff period beginning after the ending of the RTI comes to an end.

The Company has the exclusive right to render electric power distribution and sales services within the concession area to all users who are not authorized to obtain their power supply from the MEM, thus being obliged to supply all the electric power that may be required in due time and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession.

No specific fee must be paid by the Company under the Concession Agreement during the term of the concession.

On January 6, 2002, the PEN passed Law No. 25,561 whereby adjustment clauses in US dollars, as well as any other indexation mechanisms stipulated in the contracts entered into by the Federal Government, including those related to public utilities, were declared null and void as from such date. The resulting prices and rates were converted into Argentine pesos at a rate of 1 peso per US dollar.

Furthermore, Law No. 25,561 authorized the PEN to renegotiate public utility contracts taking certain criteria into account.

Additionally, both the declaration of economic emergency and the period to renegotiate public utility contracts were extended through December 31, 2017 by Law No. 27,200 that came into effect on January 1, 2016.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

Moreover, on December 16, 2015, by Executive Order No. 134/2015, the President of Argentina declared the state of emergency in the country’s electricity sector. The declaration of the state of emergency and the measures to be adopted as a consequence thereof, as indicated in Section 2 of the aforementioned Executive Order, will remain in effect until December 31, 2017.

In this regard, the MEyM is instructed to prepare, launch and implement a plan of action for the electricity generation, transmission and distribution segments at national level with the aim of adjusting the quality and safety of the electricity supply and guaranteeing the provision of the electricity public service under adequate economic and technical conditions.

c.     Electricity rate situation

                        I.     Adjustment Agreement entered into between Edenor  and the Federal Government

On September 21, 2005, Edenor S.A. entered into an Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations, which was ratified on February 13, 2006.

The Adjustment Agreement provides for the following:

i)                   The implementation of a Temporary Tariff Structure effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average rate of more than 15%, and an additional 5% average increase in the VAD, allocated to certain specified capital expenditures;

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

v)                  The carrying out of a RTI which will result in a new tariff structure that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the ENRE will be in charge of such review;

vi)                The implementation of a minimum investment plan in the electric network for an amount of $ 178.8 million to be fulfilled by the Company during 2006, plus an additional investment of $ 25.5 million should it be required;

vii)               The adjustment of the penalties imposed by the ENRE that are payable to customers by way of discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect through the date on which they are effectively paid, using, for such purpose, the average increase recorded in the Company’s distribution costs as a result of the increases and adjustments granted at each date;

viii)             The waiver of the penalties imposed by the ENRE that are payable to the National State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

The payment term of the penalties imposed by the ENRE, which are described in paragraph vii above, is 180 days after the approval of the RTI in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

Said agreement was ratified by the PEN by means of Executive Order No. 1,957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007.  The aforementioned agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of the public service of electric power distribution and sale within the federal jurisdiction, between the PEN and the holder of the concession.

Additionally, on February 5, 2007 the Official Gazette published ENRE Resolution No. 51/07 which approves the electricity rate schedule resulting from the Temporary Tariff Structure, applicable to consumption recorded as from February 1, 2007. This document provided for the following:

i)                    A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect, except for the residential tariffs;

ii)                   An additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in the Adjustment Agreement;

iii)                 Implementation of the MMC set forth in the Adjustment Agreement, which for the six-month period commenced November 1, 2005 and ended April 30, 2006, shows a percentage of 8.032%. This percentage would be applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;

iv)                 Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (paragraphs i) and ii) above) and from May 1, 2006 through January 31, 2007 (paragraph iii) above);

v)                   Invoicing of the differences corresponding to deviations between foreseen physical transactions and those effectively carried out and of other concepts associated with the MEM, such as the Specific fee payable for the Expansion of the Network, Transportation and Others;

vi)                 Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan, in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

Resolution 434/2007 provided, among other things, that the obligations and commitments set forth in section 22 of the Adjustment Agreement be extended until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing the Company and its shareholders to resume the legal actions suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect.

                          II.     Tariff Structure Review

On July 30, 2008, the SE issued Resolution 865/08 which modified Resolution 434/07 and provided that the electricity rate schedule resulting from the RTI would go into effect in February 2009, which, due to the non-compliance therewith, has been resumed as from the issuance of Resolution 7 of the MEyM.

The ENRE began the Tariff Structure Review Process with the issuance of Resolution 467/08. On November 12, 2009, the Company made its revenue request presentation for the new period, which included the grounds and criteria based on which the request was made. As from that moment, the Company made successive and reiterated presentations aimed at ending the aforementioned process as well as obtaining the new electricity rate schedule, filing a Preliminary Administrative Action before the Ministry of Federal Planning, Public Investment and Services in March 2012 and a petition for the immediate resolution thereof in October 2012. In the Company’s opinion, this claim has come to an end due to the issuance of SE Resolution 250/13 dated May 2013.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

Additionally, in June 2013, the Company filed a complaint against the Federal Government claiming full compliance with the Adjustment Agreement and compensation for damages due to the non-compliance with the commitments stipulated therein. The complaint was amended so as to extend it in November 2013 (See Note 8.e).

On December 4, 2015, the Company requested the suspension of the procedural time-limits under the terms of section 157 of the Federal Code of Civil and Commercial Procedure, in accordance with the provisions of SE Resolution 32/15, and reiterated the request on February 16, 2016 due to the revocation of SE Resolution 32/15, as indicated below.

By means of MEyM Resolution No. 7/16, SE Resolution 32/15 was repealed and the ENRE was instructed to adopt measures, within its field of competence, to finish the RTI so that the rates resulting therefrom will come into effect before December 31, 2016.

Although in the last years, the Grantor of the Concession adopted palliative measures to allow for the operations to continue, such measures were partial and considered neither all the variables nor the essential elements of the rights and obligations deriving from the Concession Agreement.

In the Company’s opinion, the RTI must include, in addition to the definitive Electricity Rate Schedules, a review of costs, the required quality levels and other rights and obligations that would lead to an updated Concession Agreement, which, in turn, must provide for the definitive treatment to be given to all those issues, about which a decision is still pending, resulting from the non-compliance with the Adjustment Agreement, including the remaining balances and other effects caused by the partial measures adopted.

These issues include, among other, the following:

i)          The treatment to be given to the remaining balances received for the fulfillment of the Investment plan through the Loans for consumption (Mutuums) granted to cover the insufficiency of the funds deriving from the FOCEDE,

ii)         The conditions for the settlement of the balance outstanding with CAMMESA at the date of issuance of Resolution 32/15, for which purpose the Company has submitted a payment plan,

iii)       The treatment to be given to the Penalties and Discounts determined prior and subsequent to the Adjustment Agreement.

The Penalties and Discounts are determined by the ENRE when the Company fails to comply with certain quality parameters stipulated in the Concession Agreement. The non-compliance with those parameters is indirectly caused by the insufficiency of the necessary funds to be allocated to the investments that would allow for the maintenance of the initially agreed-upon quality levels, due to the lack of a timely and proper adjustment of the Electricity Rate Schedule. In the Company’s opinion the generation and accumulation of unpaid balances for this concept are not attributable to the Distribution Company inasmuch as the inaction and discretionary decisions of the Grantor of the Concession in the past have led to the deterioration of the Company’s economic and financial equation, thus preventing it from complying with its basic and elemental obligations for the provision of the public service.

iv)       The establishment, on a mutually agreed basis, of new quality levels and a system of Penalties and Discounts that provides for an adequate transition period for the effective application of the new conditions,

v)         The termination and liquidation of the FOCEDE in order to reach an agreement on the treatment to be given to the obligations assumed by the Fund and the transfer thereof to the trustee and beneficiary.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

                        III.     Electricity rate schedules

The SE issued Resolution 1169/08 which approved the new seasonal reference prices of power and energy in the MEM. Consequently, the ENRE issued Resolution 628/08 which approved the values of the electricity rate schedule to be applied as from October 1, 2008. The aforementioned electricity rate schedule included the transfer of the increase in the seasonal energy price to tariffs, with the aim of reducing Federal Government grants to the electricity sector, without increasing the Company’s VAD.

The purpose of the PUREE, created by SE Resolution 415/04, is to work on the demand for electricity, promoting energy savings so as to generate surpluses that may be used by those users, like industries, whose energy needs increase as a consequence of the growth in the level of the economic activity.

As in previous years, SE Resolution 1037/07, ratified by SE Note 1383/08, continued to produce effects. The aforementioned resolution modified the earmarking of the funds resulting from the application of the PUREE, being it possible to deduct therefrom the amounts paid by the Company as Quarterly Adjustment Coefficient (“CAT”) implemented by Section 1 of Law No. 25,957, to calculate the total value of the FNEE.

By means of MEyM Resolutions Nos. 6/16 and 7/16, as from February 1, 2016 the current electricity rate schedule of Distribution companies is readjusted within the framework of the Temporary Tariff Structure, which is not an electricity rate schedule resulting from the RTI process but rather the adaptation of the existing one to the semiannual readjustment that was pending.

                        IV.          Resolution 6/16 – Seasonal reference prices

By means of MEyM Resolution No. 6/2016 the MEM summer quarterly rescheduling relating to the February 1-April 30, 2016 period is carried out.

The seasonal reference prices fixed by the aforementioned resolution are as follow:

-          Power: $ 1,427.60/MW month

-          Energy: $ 773.02/Mwh, $ 768.72/Mwh, $ 763.89/Mwh, in peak hours, other hours and off-peak hours, respectively.

With regard to residential utility customers, who are beneficiaries of the social tariff, the prices are as follow:

-          Monthly consumption of up to 150 Kwh/month. $ 0,00 / Mwh.

-          Monthly consumption exceeding 150 kwh/month:

                                             i.         If it is equal to or lower than the consumption recorded in the same month of 2015, the reference prices will be $ 31.39/Mwh, $ 27.09/Mwh, $ 22.26/Mwh, in peak hours, other hours and off-peak hours, respectively.

                                           ii.         If it is higher the consumption recorded in the same month of 2015, the reference prices will be $ 312.39 /Mwh, $ 317.09/Mwh, $ 312.26/Mwh, in peak hours, other hours and off-peak hours, respectively.

These are the prices which, together with those for power, are to be applied to the respective electricity rate schedules.

                           V.     Resolution 7/16 and its effects

By MEyM Resolution No. 7/2016 the ENRE is instructed to adjust the VAD in electricity rate schedules, on account of the RTI, and to take all the necessary steps to carry out the RTI before December 31, 2016.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

Furthermore, the aforementioned Resolution provided for: (i) the cancellation of the PUREE (Note 2.c.VI); (ii) the revocation of SE Resolution 32/2015 as from the date on which ENRE Resolution that implements the electricity rate schedule comes into effect (Note 2.c.IV and IX); (iii) the suspension until further instruction of all the effects of the loans for consumption (mutuums) agreements entered into by and between the distribution companies and CAMMESA (Note 2.c.VIII); (iv) the implementation of the necessary actions to end the Trusts created by ENRE Resolution 347/2012 (Note 2.c.VII); the restriction on the distribution of dividends in accordance with the provisions of clause 7.4 of the adjustment agreement (Note 17).

                        VI.     PUREE - MMC (Program for the Rational Use of Electric Power - Cost Monitoring Mechanism)

On May 7, 2013, the SE issued SE Resolution 250/13 and subsequent Notes, whereby it:

a)       Authorized the values of the adjustments resulting from the MMC for the period May 2007 through January 2015, determined in accordance with Section 4.2 of the Adjustment Agreement, but without initiating the review process contemplated in the event of variations exceeding 5%.

b)      Assessed the Company’s debt as of December 31, 2015 deriving from the application of the PUREE for the period May 2007 through January 2015.

c)       Authorized the Company to offset until December 2014 the debt indicated in paragraph b) against and up to the amount of the receivables established in paragraph a), including interest, if any, on both amounts.

d)      Instructed CAMMESA to issue LVFVD for the MMC surplus amounts after the offsetting process indicated in paragraph c) has been carried out.

e)      Authorized CAMMESA to receive LVFVD as part payment for the past due debts deriving from the economic transactions of the MEM.

f)        Instructed the Company to assign the credits from the surplus LVFVD, if there were any, after having complied with that established in the preceding paragraph, to the trust created under the terms of ENRE Resolution 347/12 (FOCEDE).

The SE, if deemed timely and suitable, may extend, either totally or partially, the application of the aforementioned resolution and amplifying note pursuant to the information provided by the ENRE and CAMMESA. In this regard, on November 6, 2013, October 9, 2014 and December 18, 2014 it issued SE Notes 6852/13, 4012/14, 486/14 and 1136/14 respectively.

Additionally, and in accordance with sections 8 and 9 of SE Resolution 250/2013 –which recognize the Company’s right to apply to the payment of its debts with the MEM the amount receivable deriving from the MMC for economic transactions, with charge to the Unified Fund– the Company transferred in lieu of payment the trade liability it has with CAMMESA for energy purchases by applying the balance of the MMC receivable recognized by the ENRE, but not offset, in the periods covered by SE Resolution 250 and the extensions thereof.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

The impacts of SE Resolution 250/13 and subsequent Notes on the Statement of financial position are summarized below:

	2013	2014	2015	Total
Other receivables
Cost Monitoring Mechanism (1)	2,978,582	2,271,927	186,596	5,437,105
Net interest CMM - PUREE	197,510	157,786	(309)	354,987
Other payables - Program for the rational use of electric power	(1,661,105)	(574,010)	10,619	(2,224,496)
Trade payables - CAMMESA	(1,152,266)	(2,218,424)	(196,906)	(3,567,596)
LVFVD to be issued	362,721	(362,721)	-	-

Furthermore, in November 2015, the SE issued Notes 2097 and 2157, which ordered the application of the MMC percentages of 6.20% and 9.05% as from May 1 and November 1, 2015, respectively.

As of December 31, 2015, the Company recognized a total of $ 364.9 million for the aforementioned concept.

Pursuant to MEyM Resolution No. 7/16, as from February 1, 2016 the PUREE is cancelled and the Stimulus Plan (a system that rewards energy-saving efforts and results in a reduction of the previously mentioned wholesale electricity Seasonal Price), comes into effect.

                      VII.     ENRE Resolution 347/12

On November 23, 2012, the ENRE issued Resolution 347 pursuant to which distribution companies were authorized, as from the issuance thereof, to include in the bills a fixed amount for small-demand (T1) customers and a variable amount for medium and large-demand (T2 and T3) customers, to be calculated on a percentage of power charges. Such amounts, which are clearly indicated in the bills sent to customers, constitute a special account, which is managed by a Trust, to be exclusively used for the execution of distribution infrastructure works and corrective maintenance of each distribution company’s facilities. This Trust will be administered by an Implementation Committee comprised of 5 members: 1 from the MEyFP, 2 from the MPFIPyS, 1 from CAMMESA and 1 from the ENRE.

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

In the aforementioned Addendum it is agreed that Nación Fideicomisos S.A., in its capacity as trustee, will issue VRD to be offered to the market, in accordance with the public offering system authorized by the CNV, for a nominal value of up to $ 312.5 million. The proceeds will be used to pay the Company’s investment plan.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

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

Additionally, on January 3, 2014, by Resolution 3/2014 of the MPFIPyS, it was established that the investments to be made with the FOCEDE funds will be decided by the Management Control and Coordination Undersecretariat, which will provide the necessary instructions for the carrying out of the works and investments under the FOCEDE to the Implementation Committee of the trust created by ENRE Resolution 347/12 as well as to electricity distribution companies Edenor S.A. and Edesur S.A.

By Resolution 266/14 dated January 24, 2014, a technical commission to participate and give advice to the Management Control and Coordination Undersecretariat on technical and economic matters as well as on other issues relating to the investments to be made with the FOCEDE funds was created. This commission will be comprised of one representative of the ENRE, one representative of the SE, one representative of the Public Works Secretariat, both under the authority of the Ministry of Federal Planning, Public Investment and Services. The MEyFP and the National Comptroller’s Office will also be invited to participate.

In this regard, by Resolution No. 2 dated January 29, 2016, the ENRE resolved to discontinue as of January 31, 2016 the current Trust mechanism for the management of the funds resulting from the application of ENRE Resolution No. 347/12, and instructed the Company to open a checking account for the deposit of the funds that will be received as from February 1, 2016 from the application of the fixed amount to afford the investments approved by the ENRE. Additionally, the Company is required to submit to the ENRE a Works Plan, identifying which works of such Plan will be financed with the funds received.

By MEyM Resolution No. 7/2016, the SE is instructed to direct the Execution Committee of the Trusts to discontinue the transfers of resources to the Company, in the name and to the order of the Unified Fund of Law 24,065, as well as to adopt the necessary measures to terminate the Trusts.

At the date of issuance of these financial statements, the Company is taking steps aimed at the termination of the trust and the transfer of the remaining trust assets.

                        VIII.          Loans for consumption (mutuums) and assignments of secured receivables

Due to the delay in obtaining the Tariff Structure Review, which will make it possible to restore the economic and financial equation of the concession, the Company lacks the necessary conditions to come to the financial market to make up the deficit of both its operations and the investment plans necessary to maintain the quality of the service, object of the concession. In order to deal with this situation, the Company has obtained from the Federal Government a series of measures such as the issuance of ENRE Resolution 347/12 (Note 2.c.VII) and SE Resolution 250 (Note 2.c.III), and the granting of loans for consumption (mutuums) to help it cope with its cash needs for specific purposes.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

The obligations deriving from this assistance are classified as Other payables and the related costs as financial expenses, due to both the fact that they result from the lack of adjustment of the Electricity Rate Schedule, which depends exclusively on the Federal Government’s resolution, and the fact that such assistance has been granted under these special circumstances. Therefore, such obligations do not constitute financing decisions made by the Company in the ordinary course of business.

As instructed by MEyM Resolution No. 7/16, as from February 1, 2016 CAMMESA shall suspend -until further notice- all the effects of the loans for consumption (mutuums) agreements entered into, as well as the transfers of resources to Distribution companies on behalf and to the order of the FOCEDE. As previously mentioned, the new Works Plan will be exclusively financed with the funds collected from customers.

The loans for consumption (mutuums) granted up to December 31, 2015 are detailed below:

1) Extraordinary Investment Plan - Temporary insufficiency of the revenue deriving from the FOCEDE

Due to the measures adopted by the Ministry of Planning and the fact that the funds of the FOCEDE were insufficient to cover the estimated disbursements under the Investment Plan, the Company has requested of the respective authorities that it be provided with funding assistance, which has been called Extraordinary Investment Plan.

Consequently, on September 26, 2014, the SE, by Resolution 65/14, instructed CAMMESA to enter into a Loan for consumption (Mutuum) and assignment of secured receivables agreement with the Company for a total of $ 500 million to cover the Extraordinary Investment Plan as a consequence of the temporary insufficiency of the revenue deriving from Resolution 347/12, mentioned in caption V of this note. The aforementioned agreement was entered into on September 30, 2014. On December 18, 2014, said agreement was extended, as instructed by the SE to CAMMESA, for an additional amount of $ 159.4 million.

In the current fiscal year, the loan for consumption (mutuum) agreement was extended, as instructed by the SE to CAMMESA, for an additional amount of $ 2.2 billion.

As of December 31, 2015, the debt related to this concept amounts to $ 1.1 billion (comprised of $ 923.6 million principal and $ 176.2 million in accrued interest) which is disclosed in the Other non-current payables account.

Furthermore, as security for the performance of the obligations assumed and the repayment of the funds granted, the Company agreed to assign and transfer in favor of CAMMESA, as from the end of the grace period that the SE will estipulate along with the methodology and terms for the reimbursement of the funds, the amounts receivable which the Company may have with the MEM up to the actual amount of the funds granted. At the date of issuance of these financial statements, the Company does not have any amount receivable with the MEM.

2) Higher salary costs

On June 24, 2014, by Note 4012/14, the SE instructed CAMMESA to enter into a Loan for consumption (Mutuum) and assignment of secured receivables agreement with the Company in order to pay the higher salary costs indicated in Note 5.2. The aforementioned agreement was entered into on July 10, 2014.

                The agreement would be guaranteed by the Company with the assignment of the future surplus LVFVD to be issued, as a result of the application of SE Resolution 250/13, as described in Note 2.c.III. At the date of issuance of these financial statements, the Company does not have any surplus LVFVD.

The aforementioned SE Resolution 32/15 (Note 2.c.IX) resolves that LVFVD be issued in favor of the Company for the amounts generated by the salary increases deriving from the application of Resolution 836/14 of the Ministry of Labor, Employment and Social Security for whose payment the Company received this Loan for consumption (Mutuum); allowing for the offsetting thereof against the outstanding balances for this concept. The LVFVD were issued on July 16, 2015.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

In this regard, the Company made the pertinent recordings, fully canceling the $524.7 million liability for this concept, thus generating a positive result of $ 495.4 million related to the principal received, which is disclosed in the “Recognition of income on account of the RTI – SE Resolution 32/15” line item of the income statement, and a positive result of $ 29.3 million, related to interest accrued, which is disclosed in the “Financial expenses” line item of the income statement.

                             IX.                   SE Resolution 32/15

The SE issued SE Resolution 32/15, whereby it:

a)       Grants a temporary increase in income to Edenor S.A. effective as from February 1, 2015, and on account of the RTI, in order for the Company to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession.

The additional income will arise from the difference between the “Theoretical electricity rate schedule” included in the resolution and the electricity rate schedule currently applied to each customer category, according to the ENRE’s calculations, which are to be informed to the SE and CAMMESA on a monthly basis. The above-mentioned funds will be contributed by the Federal Government and transferred to the Company by CAMMESA.

b)     Provides that, as from February 1, 2015, the funds related to the PUREE to which SE Resolution 745/05 refers will be regarded as part of the Company’s income on account of the RTI and earmarked to cover the higher costs of the provision of the public service, object of the concession.

c)     Authorizes the Company to offset, until January 31, 2015, the PUREE-related debts against and up to the amount of the MMC established receivables, including interest, if any, on both concepts.

d)     Instructs CAMMESA to issue LVFVD in favor of the Company for the surplus amounts in favor of the Company, resulting from the offsetting process indicated in the preceding paragraph, and for the amounts owed by the Company under the Loans for consumption (Mutuums) granted for higher salary costs.

e)     Instructs CAMMESA to implement a payment plan to be defined with the Company, with the prior approval of the SE, for the settlement of the remaining balances in favor of the MEM.

f)      Provides that the Company will neither distribute dividends nor use the income deriving from that which has been detailed in caption a) to repay loans to financial entities, restructure financial debts, acquire other companies, grant loans, or carry out other transactions that are not strictly related to the payment of its obligations with the MEM, the payment of salaries of the Company’s own or hired personnel or the making of payments to suppliers of goods and/or services related to the provision of the public service of electricity distribution.

g)     Provides that the Company shall observe the provisions of clause 22.1 of the Adjustment Agreement and suspend any administrative claim and/or judicial action it may have brought against the Federal Government, the SE and/or the ENRE in relation to the compliance with clause 4.2 of the Adjustment Agreement and the provisions of the resolution’s clauses.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

The impacts of SE Resolution 32/2015 and SE Resolution 250/13 on the Statement of Comprehensive Income are summarized below:

		12.31.15
Other income
Additional increase from the difference between the electricity rate schedules (February-December/15) (1)	a)	3,961,378
Funds obtained from the program for the rational use of electric power (PUREE)	b)	568,220
Decrease in loans for consumption (Mutuums) granted for higher salary costs	d)	495,516
Higher cost recognition	c)	551,498
Total other income		5,576,612

(1)     As of December 31, 2015, the balance pending collection amounts to $ 650.9 million. At the date of issuance of this financial statement, there is no balance pending collection.

As of December 31, 2014 CAMMESA had claims against the Company for net late payment charges and compensatory interest for a total of $ 214 million, which were not recorded by the Company in the framework of IAS 37 provisions, because in its opinion they were not attributable to the Company.

Additionally, and as established by the SE through SE Note No. 1208 dated June 29, 2015, the amounts owed to CAMMESA have been recalculated based on the new adopted criteria.  In that regard, on July 22, 2015, the new owed amounts were agreed upon, and CAMMESA issued the LVFVD established in captions c) and d) and the documents supporting that which had been agreed. The net result of this agreement generated a profit of $ 254.4 million that has been recorded in the “Financial expenses” line item within the Statement of Comprehensive Income.

As from February 1, 2016, by MEyM Resolution No. 7/16, the aforementioned SE Resolution 32/15 was repealed and the application of the new electricity rate schedules came into effect. Additionally, and in relation to that which has been detailed in the preceding caption g) and as indicated in section 14 of SE Resolution 32/15, the Company has requested the suspension of the procedural time-limits, about which no decision has yet been made by the Court.

d.         Framework agreement

On January 10, 1994, the Company, together with EDESUR S.A., the Federal Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which the Company is to supply electricity to low-income areas and shantytowns.

On July 22, 2011, the Company, the Federal Government, and the Government of the Province of Buenos Aires entered into an Addendum for the renewal for a term of four years (from January 1, 2011 through December 31, 2014) of the New Framework Agreement that had been signed on October 6, 2003. Such extension was approved on September 21, 2012 by Resolution 248/12 issued by the ENRE and ratified by Resolution 247 of the MPFIPyS.

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

Due to the fact that at the date of these financial statements the approval of the new Framework Agreement for the period of January 1, 2015 through December 31, 2018 by the Federal Government and the Government of the Province of Buenos Aires is still in process, no revenue for this concept has been recognized in fiscal year 2015

e.        Penalties

                         i.      General

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as stipulated in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE will be entitled to apply the penalties stipulated in the aforementioned Agreement.

As of December 31, 2015 and 2014, the Company has recognized in its financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, related to the control periods elapsed as of those dates. Additionally, the Company has applied the adjustment set forth in the temporary tariff structure as well as the adjustments established by the electricity rate schedules applied during fiscal year 2008 by Resolutions 324/08 and 628/08.

The ENRE Penalties and Discounts included in the Adjustment Agreement are adjusted as stipulated in such agreement.

With regard to the Penalties and Discounts subsequent to the Adjustment Agreement, adjusted in accordance with the temporary tariff structure and the adjustments established by the electricity rate schedules subsequently applied (Resolutions 324/08 and 628/08), as of December 31, 2015 they have been estimated based on the  Company’s estimate of the outcome of the previously described RTI process.

Furthermore, as of December 31, 2015, the Company Management has considered that the ENRE has mostly complied with the obligation to suspend lawsuits aimed at collecting the penalties included in the Adjustment Agreement.

                       ii.     Compensation payable to customers

Based on the provisions of ENRE Resolution 1/14, the definitive amount of the compensation payable to customers by way of discounts, as a consequence of the power cuts occurred during the period began on December 16, 2013 and ended on the date on which the service was fully restored, totaled $ 85.7 million.  As of December 31, 2015, an amount of $ 75.9 million of such total has been reimbursed to Customers, based on consumption recorded.

                         iii.     Discounts to customers

The Company began to credit Customer bills issued as from December 22, 2015 for the penalties included in clauses 9.2.1 and 9.2.2 of the Adjustment Agreement, as well as the adjustments thereof (Note 2.c.I.vii), for $ 152.2 million. The Company finished crediting customer bills for these amounts in the first two months of 2016. Additionally, an amount of $ 33.7 million in compensation and adjustments was made available to the customers who as of December 22, 2015 had no active service.

As of December 31, 2015, the liability for this concept amounts to $ 125.8 million, which is disclosed in the Current trade payables account.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

                          iv.     Payment agreements

From May, 2014 through December 31, 2015, the Company entered into three payment plan agreements with the Regulatory Agency pursuant to which it agreed to pay the penalties that had been ratified by the judicial authority for a total of $ 85.7 million, plus interest for $ 84.2 million. As of the December 31, 2015, payment plan agreements Nos. 1 and 2 have been complied with in due time and proper manner. With regard to payment plan agreement No. 3, the outstanding balance amounts to $ 167.3 million, which is disclosed in the ENRE Penalties and Discounts line item of the Other payables account within current and non-current liabilities.

Furthermore, and owing to the setting of fees in favor of ENRE professionals who acted in execution proceedings, the Company entered into two payment agreements for a total of $ 18.7 million, plus interest. As of December 31, 2015, the outstanding balances of principal and interest accrued under payment agreement No. 2 amounted to $ 19.1 million and $ 0.4 million, respectively, which will be paid in 60 installments. The first payment agreement has been complied with in due time and proper manner. They are disclosed in the Other payables account within current and non-current liabilities.

f.         Stabilization factor

By Note 2883 dated May 8, 2012 (reference Resolutions MEyFP 693/11 and MPFIPyS 1900/11), the SE has implemented a mechanism whose objective is to keep the amounts billed to residential customers throughout the year stable, thereby minimizing the effects of the seasonal consumption of electricity.

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

In this regard, by Note No. 119,098 dated January 18, 2016, the ENRE ordered the withdrawal from the stabilization system of all the users who were included therein, starting with the first bill preparation and issuance to be made in 2016.

g.       Restriction on the transfer of the Company’s common shares

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

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

•            In connection with the Adjustment Agreement signed with the Grantor of the Concession and ratified by Executive Order 1957/06, Section ten stipulates that from the signing of the agreement through the end of the Contractual Transition Period, the majority shareholders may not modify their ownership interest nor sell their shares.

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

h.       Concession of the use of real property

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

3.                  Basis of preparation

The financial statements for the year ended December 31, 2015 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, incorporated by the CNV.

The balances as of December 31, 2014, disclosed in these financial statements for comparative purposes, arise from the financial statements as of that date. Certain amounts of the financial statements presented for comparative purposes have been reclassified following the disclosure criteria used for the financial statements for the reporting year.

The financial statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise.

These financial statements were approved for issue by the Company Board of Directors on March 8, 2016.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

4.                  Accounting policies

The main accounting policies used in the preparation of these financial statements are detailed below. These accounting policies have been consistently applied to all the reporting years, unless indicated otherwise.

4.1               Changes in the accounting policies

4.1.1          New standards, amendments and interpretations not effective and not early adopted by the Company

The Company has not early adopted the IFRS or IFRIC detailed below:

-                 IFRS 15 "Revenue from contracts with customers", issued in May 2014, amended in July 2015, and applicable to annual periods beginning on or after January 1, 2018.  It specifies how and when revenue will be recognized, as well as the additional information the Company is required to present in the financial statements. The standard provides a single, principles based five-step model to be applied to all contracts with customers. The Company is currently analyzing the impact. Nevertheless, it estimates that the application of this standard will have no significant impact on the results of its operations or its financial position.

-                 IFRS 9 "Financial instruments", amended in July 2014. It brings together all the phases of the IASB’s project to replace IAS 39 “Financial Instruments: recognition and measurement”. Such phases are classification and measurement, impairment and hedge accounting. This version incorporates a new expected loss impairment model and some minor changes to the classification and measurement of financial assets. The new standard replaces all the previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018. The Company has adopted the first phase of IFRS 9 at the date of transition. With regard to the second and third phases, the Company is currently analyzing the impact thereof.

-                 IFRS 16 – “Leases”, issued in January 2016. The International Accounting Standards Board (IASB) published IFRS 16, which replaces the current guidance in IAS 17. IFRS 16 defines a lease as a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration.

Under IFRS 16 lessees have to recognise a lease liability reflecting future lease payments and a ‘right-of-use asset’ for almost all lease contracts.

This is a significant change compared to IAS 17 under which lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 contains an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. The new standard is effective for public companies for periods beginning on or after December 15, 2018. The Company is currently analyzing the impact.

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

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

Gains and losses from the sale of property, plant and equipment are calculated by comparing the price collected with the carrying amount of the asset, and are recognized within Other operating expense or Other operating income in the statement of comprehensive income.

The Company considers three different probability-weighted scenarios and analyzes the recoverability of its long-lived assets as described in Critical accounting estimates and judgments (Note 6.c).

The valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the value in use as of the end of each year (Note 6.c).

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

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

When the Company carries out transactions in the joint ventures, the income and losses are eliminated in accordance with the percentage interest held by the Company in the jointly controlled entity.

The accounting policies of joint ventures have been modified, if applicable, to ensure consistency with the policies adopted by the Company.

Furthermore, taking into account that the interests in joint ventures are not regarded as significant balances, the disclosure requirements of IFRS 12 have not been made.

4.4              Revenue recognition

                     i.               Revenue from sales

Revenue is measured at the fair value of the consideration collected or to be collected, taking into account the estimated amount of any discount, thus determining the net amounts.

Revenue from the electricity provided by the Company to low-income areas and shantytowns is recognized to the extent that the Framework Agreement has been renewed for the period in which the service was rendered.

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes both the electricity supplied, whether billed or unbilled at the end of each year, which has been valued on the basis of applicable tariffs, and the charges resulting from the application of Resolution 347/12 (Note 2.c.VII).

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

                   ii.               Interest income

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

4.5               Effects of the changes in foreign currency exchange rates

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

4.6              Trade and other receivables

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

The amounts thus determined are net of an allowance for the impairment of receivables. Any debt arising from the bills for electricity consumption that remain unpaid 13 working days after their due dates for small-demand (tariff 1) customers and 7 working days after due date for medium and large-demand (tariff 2 and 3) customers is considered a delinquent balance. The uncollectibility rate is determined per customer category based on the historical comparison of collections made and delinquent balances of each customer group.

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

The MMC amounts receivable, as well as the related income, are recognized to the extent that they have been approved by the ENRE and recognized by the SE by means of a Note or Resolution.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

4.7               Inventories

Inventories are valued at the lower of acquisition cost and net realizable value.

They are valued based on the purchase price, import duties (if applicable), and other taxes (that are not subsequently recovered by tax authorities), and other costs directly attributable to the acquisition of those assets.

Cost is determined by applying the weighted average cost method.

The Company has classified inventories into current and non-current depending on whether they will be used for maintenance or capital expenditures and on the period in which they are expected to be used. The non-current portion of inventories is disclosed in the “Property, plant and equipment” account.

The valuation of inventories, taken as a whole, does not exceed their recoverable value at the end of each year.

4.8              Financial assets

The Company has adopted phase 1 of IFRS 9 as from the date of transition.

4.8.1         Classification

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

4.8.2        Recognition and measurement

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

4.8.3        Impairment of financial assets

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

4.8.4        Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the statement of financial position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

4.9              Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which the respective contract is signed. Subsequently to the initial recognition, they are remeasured at their fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if that is the case, on the nature of the item being hedged. As of December 31, 2015 and 2014, the economic impact of these transactions are recorded in the Other financial expense account of the Statement of comprehensive income.

“Derivative financial instruments” have been valued in accordance with the provisions of IFRS 9.

On September 2015, with the aim of hedging the currency risk associated with the payment of the next interest coupon, the Company entered into futures contracts to buy US dollars for a nominal value of USD 10 million, at the average rate of exchange of ARS 10.829 per US dollar, expiring in April 2016.

Those contracts are secured for a value of $ 16.5 million, disclosed in the “Other Receivables” account.

As of December 31, 2015, the economic impact of these transactions resulted in a gain of $ 27.2 million, which is recorded in the Other financial results account of the Statement of Comprehensive Income.

4.10           Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less from their acquisition date, with significant low risk of change in value.

•         Cash and banks in local currency: at nominal value.

•         Cash and banks in foreign currency: at the exchange rates in effect at the end of the year.

•         Time deposits, which include the portion of interest income accrued through the end of the year.

•         Money market funds, which have been valued at the prevailing market price at the end of the year. Those that do not qualify as cash equivalents are disclosed in the Financial assets account at fair value through profit or loss.

4.11            Equity

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

c.          Other comprehensive loss

Represents recognition, at the end of the year, of the actuarial losses associated with the Company’s employee benefit plans.

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

4.12           Trade and other payables

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

b.      Customer guarantees

Customer guarantees are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

In accordance with the Concession Agreement, the Company is allowed to receive customer guarantees in the following cases:

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

The Company has decided not to request customer guarantees from residential tariff customers.

Customer guarantees may be either paid in cash or through the customer’s bill and accrue monthly interest at a specific rate of Banco de la Nación Argentina for each customer category.

When the conditions for which the Company is allowed to receive customer guarantees no longer exist, the customer’s account is credited for the principal amount plus any interest accrued thereon, after deducting, if appropriate, any amounts receivable which the Company has with the customer.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

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

d.      Other payables

The other liabilities recorded in Other Payables, including the Loans for consumption (Mutuums) with CAMMESA (Note 2.c.VIII), the Payment agreement with the ENRE (Note 2.e).iv) and the advances for the execution of works, are initially recognized at fair value and subsequently measured at amortized cost.

The recorded liabilities for the debts with the FOCEDE (Note 2.c.VI), the debts with the FOTAE, the penalties accrued, whether imposed or not yet issued by the ENRE (Note 2.e), the PUREE-related debts, and other provisions are the best estimate of the settlement value of the present obligation in the framework of IAS 37 provisions at the date of these financial statements.

The balances of ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto and are based on the Company’s estimate of the outcome of the RTI process described in Note 2, whereas the balances of the loans for consumption (mutuums) are adjusted by a rate equivalent to the monthly average yield obtained by CAMMESA from its short-term investments.

4.13           Borrowings

Borrowings are initially recognized at fair value, net of direct costs incurred in the transaction. Subsequently, they are measured at amortized cost; any difference between the funds obtained (net of direct costs incurred in the transaction) and the amount to be paid at maturity is recognized in profit or loss during the term of the borrowings using the effective interest rate method.

4.14           Deferred revenue

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

4.15            Employee benefits

Benefit plans

The Company operates various benefit plans. Usually, benefit plans establish the amount of the benefit the employee will receive at the time of retirement, generally based on one or more factors such as age, years of service and salary.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

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

4.16           Income tax and tax on minimum presumed income

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

The Company has recognized the minimum presumed income tax accrued in the year and paid in previous years as a receivable, as it estimates that in future fiscal years it may be computed as a payment on account of the income tax.

4.17            Assignments of use

The assignments of use in which a significant portion of the risks and rewards of ownership is retained by the assignor are classified as operating. At present, the Company only has assignment of use contracts that are classified as operating.

a.     As assignee

The payments with respect to operating assignments of use are recognized as operating expenses in the statement of comprehensive income on a straight-line basis throughout the term of the assignment.

b.    As assignor

The assignments of use in which the Company does not transfer substantially all the risks and rewards of the ownership of the asset are classified as operating assignments of use.

The collections with respect to operating assignments of use are recognized as income in the statement of comprehensive income on a straight-line basis throughout the term of the assignment.

4.18           Provisions and contingencies

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

4.19           Balances with related parties

Receivables and payables with related parties are initially recognized at fair value and subsequently measured at amortized cost in accordance with the terms agreed upon by the parties involved.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

4.20          Higher costs recognition

The recognition of higher costs (Note 2.c.VI) not transferred to the tariff, as well as the recognition established by SE Resolution 32/15 fall within the scope of IAS 20 inasmuch as they imply a compensation to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession.

Their recognition is made at fair value when there is reasonable assurance that they will be collected and the conditions attached thereto have been complied with, i.e. provision of the service in the case of the recognition established in SE Resolution 32/15, and the ENRE’s approval and the SE’s recognition, by means of a Note or Resolution, in the case of the recognition of higher costs (Note 2.c.VI).

As for the income deriving from the funds to which SE Resolution No. 745/05 (Note 2.c.VI) refers, it is recognized on the basis of amounts billed.

Such concepts have been disclosed in the “Recognition of income on account of the RTI – Resolution 32/15” and “Higher Costs Recognition - SE Resolution 250/13 and subsequent Notes” line items of the Statement of Comprehensive Income as of December 31, 2015 and 2014, recognizing the related tax effects. There have been no unfulfilled conditions or any other related contingencies.

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

If the Company continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations. The exchange rates used as of December 31, 2015 and 2014 are $ 13.04 and $ 8.56 per USD, respectively.

As of December 31, 2015 and 2014, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.2015	Total 12.31.2014

ASSETS
NON-CURRENT ASSETS
Other receivables	USD	-	12.940	-	2,807
TOTAL NON-CURRENT ASSETS		-		-	2,807
CURRENT ASSETS
Other receivables	USD	865	12.940	11,193	-
Financial assets at fair value through profit or loss	USD	-	12.940	-	26,002
Cash and cash equivalents	USD	820	12.940	10,607	6,392
	EUR	13	14.068	181	148
TOTAL CURRENT ASSETS		1,698		21,981	32,542
TOTAL ASSETS		1,698		21,981	35,349

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	179,532	13.040	2,341,098	1,598,442
Related parties	USD	9,193	13.040	119,877	-
TOTAL NON-CURRENT LIABILITIES		188,725		2,460,975	1,598,442
CURRENT LIABILITIES
Trade payables	USD	14,256	13.040	185,900	76,502
	EUR	849	14.210	12,063	20,053
	CHF	30	13.084	397	262
	NOK	68	1.488	101	79
Borrowings	USD	3,580	13.040	46,688	33,961
Related parties	USD	162	13.040	2,110	-
TOTAL CURRENT LIABILITIES		18,945		247,259	130,857
TOTAL LIABILITIES		207,670		2,708,234	1,729,299

(1)      The Exchange rates used are those of Banco Nación in effect as of December 31, 2015 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.15	12.31.14
Net position Assets/(Liabilities)
US dollar	(2,673,873)	(1,673,704)
Euro	(11,882)	(19,905)
Norwegian krone	(101)	(79)
Swiss franc	(397)	(262)
Total	(2,686,253)	(1,693,950)

The Company estimates that a 10% devaluation of the Argentine peso with respect to each foreign currency, with all the other variables remaining constant, would give rise to the following decrease in the results of operations for the year:

	12.31.15	12.31.14
Net position Assets/(Liabilities)
US dollar	(267,387)	(167,370)
Euro	(1,188)	(1,991)
Norwegian krone	(10)	(8)
Swiss franc	(40)	(26)
Decrease in the results of operations for the year	(268,625)	(169,395)

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

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2015 and 2014 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the higher percentage of its indebtedness in instruments that accrue interest at fixed rates.

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	12.31.15	12.31.14
Fixed rate:
Argentine peso	-	-
US dollar	2,509,773	1,632,403
Subtotal loans at fixed rates	2,509,773	1,632,403

Due to the fact that the totality of the loans accrue interest at a fixed rate, and, also, that none of the Company’s indebtedness is valued at fair value, there is no interest rate sensitivity impact.

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

At each year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2015 and 2014, delinquent trade receivables totaled approximately $ 209.3 million and $ 229.3 million, respectively.  As of December 31, 2015 and 2014, the financial statements included allowances for $ 79.3 million and $ 84.6 million, respectively. The inability to collect the accounts receivable in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay loans, including payment of the Corporate Notes.

The balances of the bills for electricity consumption that remain unpaid 13 and 7 working days after the bills’ due dates for small-demand (tariff 1) and medium and large-demand (tariff 2 and 3) customers, respectively are considered delinquent trade receivables. Additionally, the amounts related to the Framework Agreement are not considered within delinquent balances.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the financial statements, after deducting the corresponding allowances.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

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

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in Money Market Funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2015 and 2014, the Company’s current financial assets at fair value amount to $ 1.6 billion and $ 254.4 million, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

The table below includes an analysis of the Company’s non-derivative financial assets and liabilities and derivative financial instruments, which have been classified into maturity groupings based on the remaining period between the closing date of the fiscal year and the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 3 months	From 3 months to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
As of December 31, 2015
Trade and other payables	4,322,334	304,771	134,943	90,023	-	4,852,071
Borrowings	-	256,959	439,325	710,250	2,655,238	4,061,772
Total	4,322,334	561,730	574,268	800,273	2,655,238	8,913,843

As of December 31, 2014
Trade and other payables	3,278,287	120,587	129,233	207,515	-	3,735,622
Borrowings	-	102,202	102,202	406,315	1,775,152	2,385,871
Derivative financial instruments	-	5,895	-	-	-	5,895
Total	3,278,287	228,684	231,435	613,830	1,775,152	6,127,388

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

5.2              Concentration risk factors

The Company’s receivables derive primarily from the sale of electricity.

No single customer accounted for more than 10% of sales for the years ended December 31, 2015 and 2014. The collectibility of trade receivables balances related to the Framework Agreement, which amount to $ 73.1 million and $ 75.8 million as of December 31, 2015 and 2014, respectively, as disclosed in Note 2 (Framework Agreement), is subject to compliance with the terms of such agreement.

On June 8, 2015, an agreement was entered into by the Ministry of Labor, Employment and Social Security, EDESUR S.A., the Sindicato de Luz y Fuerza Capital Federal (Electric Light and Power Labor Union), the Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies) and the Company, pursuant to which the following was established:

•           A salary increase, until April 30, 2016, of 16% from May 1, 2015 and of a non-cumulative 11.8% from September 1, 2015.

•           An 11.9% increase, for the period May-October 2016, to be calculated on the salaries of April 2016.

•           The aforementioned Resolution applies also to the contractors whose employees are included in the collective bargaining agreements of the above-mentioned union/association

5.3              Capital risk management

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

As of December 31, 2015 and 2014, gearing ratios were as follow:

	12.31.15	12.31.14
Total liabilities	11,455,876	8,245,068
Less: cash and cash equivalents	(128,952)	(179,080)
Net debt	11,326,924	8,065,988
Total Equity	1,525,053	385,001
Total capital attributable to owners	12,851,977	8,450,989
Gearing ratio	88.13%	95.44%

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

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

•         Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets measured at fair value as of December 31, 2015 and 2014:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At December 31, 2015
Assets

Cash and cash equivalents
Money market funds	93,488	-	-	93,488
Financial assets at fair value through profit or loss:
Government bonds	370,161	-	-	370,161
Money market funds	1,213,840	-	-	1,213,840
Derivative financial instruments	-	197	-	197
Total assets	1,677,489	197	-	1,677,686

At December 31, 2014
Assets
Cash and cash equivalents
Money market funds	135,537	-	-	135,537
Financial assets at fair value through profit or loss:
Government bonds	21,150	-	-	21,150
Money market funds	233,297	-	-	233,297
Total assets	389,984	-	-	389,984

Liabilities
Derivative financial instruments	-	5,895	-	5,895
Total liabilities	-	5,895	-	5,895

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in level 2. These derivative financial instruments arise from the variation between the market prices at year-end or sale thereof and the time of negotiation. The market value used is obtained from the “Report on US Dollar futures – ROFEX” issued by Banco Finansur.

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

The estimates that have a significant risk of causing adjustments to the carrying amounts of assets and liabilities within the next fiscal year are detailed below:

a.        Allowances for the impairment of receivables

The allowance for the impairment of accounts receivable is assessed based on the delinquent balance, which comprises all such debt arising from the bills for electricity consumption that remain unpaid 13 working days after their due dates for small-demand (tariff 1) customers and 7 working days after due date for medium and large-demand (tariff 2 and 3) customers. The Company Management records an allowance applying to the delinquent balances of each customer category an uncollectibility rate that is determined according to each customer category based on the historical comparison of collections made.

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

Recoverability analysis

The Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of assets, which is measured as the higher of value in use and fair value less costs to sell at the end of the year, may be impaired.

Due to the implementation of ENRE Resolution No. 1/16, which established an increase in income as from February 1, the projections concerning the recoverability of property, plant and equipment made by the Company, have been updated.

The value in use is determined based on projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets considered.

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, opportunity and modality of electricity rate increases and/or cost adjustment recognition; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred; (iv) investment needs in accordance with the service quality levels required by the regulatory authority, and (v) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

The future increase in electricity rates used by the Company to assess the recoverability of its long-lived assets as of December 31, 2015  is based on the rights to which the Company is entitled, as stipulated in the Concession Agreement and the agreements described in Note 2 to these financial statements. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain adopted measures, such as those described in Notes 2.c.III, V and VI to these financial statements, have also been considered. The Company Management estimates that it is reasonable to expect that new increases in revenues will be obtained as from 2017 as a result of the carrying out during 2016 of the RTI.

The Company has made its projections under the assumption that it will obtain better electricity rates, in addition to the adjustments on account of the VAD provided for by Resolution 7/2016. However, due to the complexity of the RTI process the Company Management may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated at the date of preparation of these financial statements.

In order to contemplate the estimation risk contained in the projections of the aforementioned variables, the Company has considered three different probability-weighted scenarios. Although in all of them it is estimated that the Company will succeed in reaching an acceptable agreement with the Government resulting in a gradual tariff increase, the Company has considered different timing and magnitude of an increase in the VAD (Distribution Added Value).

The scenarios that have been considered are the following:

a) Scenario called Pessimistic scenario: in this scenario, the Company assumes modest electricity rate increases as from 2017 as a result of the gradual implementation of the RTI. A five-year term payment plan is established for the penalties owed to customers, whereas those owed to the ENRE are waived. The debt with CAMMESA (for energy and loans for consumption), including interest, is paid in 4 years. Probability of occurrence assigned 20%.

b) Scenario called Intermediate scenario: in this case, the Company assumes reasonable electricity rate increases as from 2017 as a result of the gradual implementation of the RTI. A five-year term payment plan is established for the penalties owed to customers, whereas those owed to the ENRE are waived. The debt with CAMMESA (for energy and loans for consumption), including interest, is paid in 10 years with funds deriving from a specific charge included in electricity bills. Probability of occurrence assigned 65%.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

c) Scenario called Optimistic scenario: in this case, the Company assumes increases in its remuneration, in addition to the ones recognized in the Intermediate scenario, as from 2017 as a result of the gradual implementation of the RTI. A five-year term payment plan is established for the penalties owed to customers, whereas those owed to the ENRE are waived. The debt with CAMMESA (for energy and loans for consumption) is waived as part of the Concession Agreement renegotiation process. Probability of occurrence assigned 15%.

The Company has assigned to these three scenarios the previously described percentages of probability of occurrence based mainly on experience and considering the present economic and financial situation, the status quo of the conversations that are being held with the Federal Government and the need to maintain the public service, object of the concession, in operation.

In all the scenarios a discount rate (WACC) in pesos has been used for each year of the projection. For the first 5 years, the average of these rates is 31%.

Sensitivity analysis:

The main factors that could result in impairment charges in future periods are: i) a distortion in the nature, opportunity and modality of the electricity rate increases and recognition of cost adjustments, ii) the development of the costs to be incurred, and iii) the investment needs in accordance with the service quality levels required by the regulatory authority in the RTI, among other factors. These factors have been taken into account in the aforementioned weight of scenarios. Due to the inherent uncertainty involved in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them considered individually could lead to distorting conclusions.

d.       Current and deferred income tax

A degree of judgment is required to determine the income tax provision inasmuch as the Company Management has to evaluate, on an ongoing basis, the positions taken in tax returns in respect of situations in which the applicable tax regulation is subject to interpretation and, whenever necessary, make provisions based on the amount expected to be paid to the tax authorities. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact on both the income tax and the deferred tax provisions in the period in which such determination is made.

There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. The realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, the Company Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

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

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

f.         ENRE penalties and discounts

The Company considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events, which are valued on the basis of management best estimate of the expenditure required to settle the present obligation at the date of these financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on the Company’s estimate of the outcome of the RTI process described in Note 2.

g.        Contingencies and provisions for lawsuits

The Company is a party to several complaints, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or compensation. The Company’s potential liability with respect to such claims, lawsuits and legal proceedings may not be accurately estimated. The Company Management, with the assistance of its legal advisors (attorneys), periodically analyzes the status of each significant matter and evaluates the Company’s potential financial exposure.  If the loss deriving from a complaint or legal proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded.

Provisions for contingent losses represent a reasonable estimate of the losses that will be incurred, based on the information available to Management at the date of the financial statements preparation, taking into account the Company’s litigation and settlement strategies. These estimates are mainly made with the help of legal advisors. However, if the Management’s estimates proved wrong, the current provisions could be inadequate and result in a charge to profits that could have a significant effect on the statements of financial position, comprehensive income, changes in equity and cash flows.

7.                   Interest in joint venture

Percentage interest held		Equity attributable to the owners
in capital stock and votes		12.31.15	12.31.14
SACME	50.00%	433	432

8.                  Contingencies and lawsuits

The Company has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. Based on the opinion of its legal advisors, the Company Management estimates that the outcome of the current contingencies and lawsuits will not exceed the amounts of the recorded provisions nor will be significant with respect to the Company’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against the Company related to legal actions for individual non-significant amounts for which a provision, which as of December 31, 2015  amounts to $ 330.1 million, has been recorded.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

The most significant legal actions in which the Company is a party involved are detailed below:

a.       Legal action brought by Consumidores Libres Coop. Ltda. de provisión de servicios de acción comunitaria

Purpose:

a) That all the last resolutions concerning electricity rates issued by the ENRE and the SE be declared null and unconstitutional, and, in consequence whereof, that the amounts billed by virtue of these resolutions be refunded.

b) That all the defendants be under the obligation to carry out the RTI.

c) That the resolutions issued by the SE that extend the transition period of the Adjustment Agreement be declared null and unconstitutional.

d) That the defendants be ordered to carry out the sale process, through an international public bidding, of the class "A" shares, due to the fact that the Management Period of the Concession Agreement is considered over.

e) That the resolutions as well as any act performed by a governmental authority that modify contractual renegotiations be declared null and unconstitutional.

f) That the resolutions that extend the management periods stipulated in the Concession Agreement be declared null and unconstitutional.

g) Subsidiarily, should the main claim be rejected, that the defendants be ordered to bill all customers on a bimonthly basis.

Amount: undetermined

Procedural stage of the proceedings: The Company answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The Court hearing the case sustained the request and CAMMESA answered the service of notice in due time and proper manner. The Federal Government has answered the complaint filed against it within the term granted for such purpose, filing a motion to dismiss for lack of standing to be sued. At present no resolution has been issued modifying the procedural stage of the proceedings; however, the records have been made available to the Prosecutor, and after they were returned the defendant submitted the report required by section 4, sub-section 1 of Law No. 26,854

Conclusion: no provision has been recorded for these claims in these financial statements as the Company believes, based on both that which has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that this legal action will not be terminated in 2016.

b.      Legal action brought by Consumidores Financieros Asociación civil para su defensa

Purpose:

1) Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept (FNEE) on which no VAT had been paid by the defendants when CAMMESA (the company in charge of the regulation and operation of the MEM) invoiced them the electricity purchased for distribution purposes.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

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

Amount: undetermined

Procedural stage of the proceedings: On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing, requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. Notice of this was served upon the plaintiff. Although the plaintiff’s opposition to the requested summons had not yet been resolved, the proceedings were brought to trial, in response to which Edenor S.A. filed a motion for reversal with a supplementary appeal. The Court hearing the case granted the motion filed by Edenor S.A. and ordered that the Federal Government, the AFIP and the ENRE be summoned as third-party defendants, which is currently taking place.

Conclusion: no provision has been recorded for these claims in these financial statements as the Company believes, based on both that which has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that the proceedings will not be terminated in 2016

c.                   Legal action brought by the Company (“Edenor S.A. vs ENRE Resolution No. 32/11”)

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

Amount:  $ 22.4 million.

Procedural stage of the proceedings: On July 8, 2011, the Company requested that notice of the substance of the case be served upon the ENRE, which has effectively taken place. The proceedings are “awaiting resolution” since the date on which the ENRE answered the notice served. Furthermore, on October 28, 2011, the Company filed an appeal to the Supreme Court concerning the provisional relief sought and not granted. On April 24, 2013, the Company was notified of Division I’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor S.A. was declared formally inadmissible. On May 3, 2013, the Company filed an ordinary appeal to the Supreme Court. Additionally, on May 13, 2013, an extraordinary appeal was also filed to the same Court. On November 7, 2014, it was notified to the Company that Division I had rejected the ordinary appeal but partially granted the extraordinary appeal, considering for the granting thereof the federal nature of the regulations being challenged and rejecting it in relation to the arbitrariness raised by Edenor S.A. Therefore, and within the procedural term granted for such purpose, the Company filed an appeal requesting that the extraordinary appeal dismissed be sustained. As of the date of this report, no decision has yet been issued on this regard.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

Conclusion: As of the closing date of the year ended December 31, 2014, the provision recorded by the Company for principal and interest accrued amounts to $ 34.9 million. It is estimated that this legal action may be terminated in 2016.

d.                  Legal action brought by ASOCIACIÓN DE DEFENSA DE DERECHOS DE USUARIOS Y CONSUMIDORES – ADDUC

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

Amount: undetermined

Procedural stage of the proceedings: On November 11, 2011, the Company answered the complaint and filed a motion to dismiss for both lack of standing to sue and the fact that the claims at issue were being litigated in another lawsuit, currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. Notice of these pleadings was served upon the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3 provide it with the proceedings “Consumidores Financieros Asociación Civil vs EDESUR and Other defendants, for breach of contract”. At the date of issuance of these financial statements, the Court has received the requested file. On April 8, 2014, the Court in Civil and Commercial Federal Matters No. 9 – Clerk’s Office No. 17 admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit, and ordered that the proceedings be sent to Federal Court No. 2 – Clerk’s Office No. 3 to be dealt with thereat, thus joining them to the case entitled “consumidores financieros vs Edesur and other defendants, for breach of contract”. Apart from the fact that the proceedings have been received in the court that currently hears the case, which continues in process, no significant events have occurred.

Conclusion: It is estimated that this action will not be terminated in 2016.

e.                   Legal action brought by the Company (“Edenor S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE WITHOUT LIABILITY FOR COURT FEES OR COSTS”)

On June 28, 2013, the Company instituted these proceedings for the recognizance of a claim and the related leave to proceed without liability for court fees or costs, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Memorandum of Understanding concerning the Renegotiation of the Concession Agreement” entered into with Edenor in 2006, and for damages caused as a result of such breach.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

Procedural stage of the proceedings: On November 22, 2013, the Company amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which was answered by the Federal Government in due time and in proper manner.  Subsequently, Edenor S.A. reported as new event, under the terms of Section 365 of the Federal Code of Civil and Commercial Procedure, the issuance by the SE of Resolution 32/15. After notice was served, the court rejected the treatment thereof as an “event”, holding the Company liable for costs. The Company filed an appeal, which was admitted “with a postponed effect” (i.e. the Appellate Court will grant or reject the appeal when deciding on the granting or rejection of the appeal against final judgment). On October 16, 2015, the Attorney General’s Office requested to borrow the records for a term of 20 days, which were returned on December 1, 2015, in order to control the work done by the state’s attorneys. On December 4, 2015, the Company requested the suspension of the procedural time-limits under the terms of section 157 of the Federal Code of Civil and Commercial Procedure, in accordance with the provisions of SE Resolution 32/15, notice of which has been served upon the defendant. On February 16, 2016, the Company reiterated the request due to the revocation of SE Resolution 32/15.

The motion to litigate without liability for court fees or costs, which was filed on July 2, 2013, is at present at the discovery period.

Additionally, and in the same action, in February 2014, the Company applied for the immediate granting of a provisional remedy in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide the Company with economic assistance, whether by means of a temporary rate adjustment or through government grants. After notice was served upon and answered by the Federal Government – Ministry of Federal Planning, on May 27, 2014, the court hearing the case rejected the provisional remedy sought by the Company, decision which was confirmed by Division V of the Appellate Court and notified to Edenor S.A. on December 19, 2014.

Conclusion: It is estimated that this action will not be terminated in 2016.

f.                    Administrative proceedings DJ/36/14 initiated by the Federal Administration of Public Revenue

Purpose: To accuse the Company of and have it fined for the filing of an inaccurate Minimum Presumed Income Tax return for fiscal period 2011.

Amount: $ 5,464,418.71

Status: In May, 2012, the Company filed the original minimum presumed income tax return for fiscal period 2011 with no assessed tax amount in the understanding that the payment of the tax for fiscal period 2011 when the Company’s cumulative income tax losses carry forward amounted to $ 258 million, violated recognized constitutional guarantees and reflected its lack of payment capacity in relation to the taxes levied on income, such as the Minimum Presumed Income Tax (IGMP). This situation was duly informed to the AFIP.

At the same time, in accordance with the terms of Section 322 of the Federal Code of Civil and Commercial Procedure, the Company filed a declaratory judgment action with the Federal Court against the Federal Government – Federal Administration of Public Revenue - General Tax Bureau, with the aim of obtaining a declaratory judgment as to whether or not the minimum presumed income tax related to fiscal period 2011 applied in the sense resolved by the Supreme Court in the “Hermitage” case on June 15, 2010. In this case, the Supreme Court had declared that this tax was unconstitutional as it was deemed confiscatory.

Subsequently, the Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 7 rejected the action requested by the Company, decision which was ratified by the Court of Appeals.

Faced with this situation, and in order to avoid possible attachments or prohibitions to dispose of property that could affect the normal development of its activities for the provision of the public service, the Company decided to rectify the Minimum Presumed Income Tax Return for fiscal period 2011 and adhere to the easy payment plan implemented by AFIP General Resolution 3451.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

On November 19, 2015, by means of administrative proceedings DJ/36/14 initiated by the AFIP, the Company is accused of and fined for the filing of an inaccurate Minimum Presumed Income Tax Return for fiscal period 2011.

On December 30, 2015, the Company filed a post-judgement motion for reversal with the tax authority, requesting that the administrative proceedings be revoked, the fine imposed be annulled and the respective records be filed.

As is evident from the preceding paragraphs, it was not the Company’s intention to cause any harm whatsoever to the national treasury, particularly considering that a rectifying tax return has been filed.

Conclusion: no provision has been recorded for this claim in these Financial Statements as the Company believes, based on that which has been previously mentioned, that there exist solid arguments for it to be considered unfounded.

g.                   Legal action brought by the Company (Study, Review and Inspection of Works in Public Spaces Fees “TERI”)

In December 2015, the Company filed with the City of Buenos Aires Court in Contentious and Tax-Related Matters, a petition for declaratory judgment, together with a petition for the granting of a precautionary measure, in order to obtain a favorable judgment that would put an end to the controversy, declaring the unlawfulness of the Government of the City of Buenos Aires’s claim concerning compliance by Edenor S.A. with the payment of the TERI. The precautionary measure requested, if granted, would stop the executory proceedings in process and eliminate the possibility that an attachment be levied on the Company’s assets. It must be pointed out that as of the date of the filing of the petition, the Company has received assessment and demand for payment notices from the Government of the City of Buenos Aires for a total amount of $ 28.8 million for such concept.

In the Company’s opinion, these fees are not applicable in accordance with federal regulations, the case law and the procedural status of judicial decisions. Therefore, the Management of the Company as well as its external legal advisors believe that there exist good reasons to support the Company’s position and have this tax claim rejected by a court of law. Therefore, the probability of an outflow of resources on account of such contingency has been regarded as low.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

9.                  Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.14
Cost	162,192	1,444,310	4,086,201	1,953,167	632,114	1,960,435	136,188	10,374,607
Accumulated depreciation	(44,821)	(536,338)	(1,962,744)	(773,126)	(405,096)	-	-	(3,722,125)
Net amount	117,371	907,972	2,123,457	1,180,041	227,018	1,960,435	136,188	6,652,482

Additions	-	-	9,599	-	621,357	1,834,857	52,414	2,518,227
Disposals	-	-	(3,398)	(115)	-	-	-	(3,513)
Transfers	40,189	230,026	733,053	279,138	773	(1,283,179)	-	-
Depreciation for the year	(11,555)	(40,402)	(107,959)	(66,349)	(55,142)	-	-	(281,407)
Net amount 12.31.15	146,005	1,097,596	2,754,752	1,392,715	794,006	2,512,113	188,602	8,885,789

At 12.31.15
Cost	202,381	1,674,336	4,809,485	2,232,104	1,254,245	2,512,113	188,602	12,873,266
Accumulated depreciation	(56,376)	(576,740)	(2,054,733)	(839,389)	(460,239)	-	-	(3,987,477)
Net amount	146,005	1,097,596	2,754,752	1,392,715	794,006	2,512,113	188,602	8,885,789

•            During the year ended December 31, 2015, direct costs capitalized amounted to $ 271.6 million.

•            Financial costs capitalized for the year ended December 31, 2015 amounted to $ 255.9 million.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014 (continued)

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.13
Cost	133,155	1,367,062	3,778,595	1,769,798	538,668	1,042,590	50,577	8,680,445
Accumulated depreciation	(37,052)	(501,649)	(1,872,408)	(713,878)	(366,151)	-	-	(3,491,138)
Net amount	96,103	865,413	1,906,187	1,055,920	172,517	1,042,590	50,577	5,189,307

Additions	-	-	-	-	12,666	1,603,496	85,611	1,701,773
Disposals	-	(62)	(622)	(273)	(2)	-	-	(959)
Transfers	29,037	81,682	310,166	183,893	80,873	(685,651)	-	-
Depreciation for the year	(7,769)	(39,061)	(92,274)	(59,499)	(39,036)	-	-	(237,639)
Net amount 12.31.14	117,371	907,972	2,123,457	1,180,041	227,018	1,960,435	136,188	6,652,482

At 12.31.14
Cost	162,192	1,444,310	4,086,201	1,953,167	632,114	1,960,435	136,188	10,374,607
Accumulated depreciation	(44,821)	(536,338)	(1,962,744)	(773,126)	(405,096)	-	-	(3,722,125)
Net amount	117,371	907,972	2,123,457	1,180,041	227,018	1,960,435	136,188	6,652,482

•            During the year ended December 31, 2014, direct costs capitalized amounted to $ 156 million.

•            Financial costs capitalized for the year ended December 31, 2014 amounted to $ 123.9 million.

Acquisition of real property:

On October 7, 2015, the Company Board of Directors approved the acquisition of a real property with the aim of concentrating centralized functions and reducing rental costs and the risk of future increases, for a total amount of $ 439.2 million, which, as of December 31, 2015, is fully paid.

As security for the amount paid, the Company has received a surety bond from the seller.

Disclosed in the Additions line of the Furniture, tools, vehicles, equipment, communication and advances to suppliers column.

10.               Financial instruments

10.1            Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2015
Assets
Trade receivables	963,005	-	-	963,005
Other receivables	842,716	43,219	347,702	1,233,637
Cash and cash equivalents			-
Cash and Banks	35,145	-	-	35,145
Checks to be deposited	319	-	-	319
Time deposits	-	-	-	-
Money market funds	-	93,488	-	93,488
Financial assets at fair value through profit or loss:
Government bonds	-	370,161	-	370,161
Derivative financial instruments	-	197	-	197
Money market funds	-	1,213,840	-	1,213,840
Total	1,841,185	1,720,905	347,702	3,909,792

As of December 31, 2014
Assets
Trade receivables	882,949	-	-	882,949
Other receivables	110,212	38,396	350,934	499,542
Cash and cash equivalents
Cash and Banks	38,390	-	-	38,390
Checks to be deposited	301	-	-	301
Time deposits	-	4,852	-	4,852
Money market funds	-	135,537	-	135,537
Financial assets at fair value through profit or loss:
Government bonds	-	21,150	-	21,150
Government bonds - AESEBA trust	-	-	-	-
Money market funds	-	233,297	-	233,297
Total	1,031,852	433,232	350,934	1,816,018

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Non-financial liabilities	Total
As of December 31, 2015
Liabilities
Trade and other payables	5,045,959	-	2,197,986	7,243,945
Borrowings	2,509,773	-	-	2,509,773
Total	7,555,732	-	2,197,986	9,753,718

As of December 31, 2014
Liabilities
Trade and other payables	3,724,971	-	1,637,708	5,362,679
Borrowings	1,632,403	-	-	1,632,403
Derivative financial instruments	-	5,895	-	5,895
Total	5,357,374	5,895	1,637,708	7,000,977

Financial instruments categories have been determined based on IFRS 9.

The income, expenses, gains and losses resulting from each category of financial instruments are as follow:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2015
Interest income	96.225	-	96.225
Exchange differences	14.326	5.745	20.071
Bank fees and expenses	(20.117)	-	(20.117)
Changes in fair value of financial assets	-	350.543	350.543
Adjustment to present value	3.984	1.403	5.387
Total	94.418	357.691	452.109

As of December 31, 2014
Interest income	235.534	-	235.534
Exchange differences	17.432	8.082	25.514
Bank fees and expenses	(15.509)	-	(15.509)
Changes in fair value of financial assets	-	71.029	71.029
Adjustment to present value	8.282	(154)	8.128
Total	245.739	78.957	324.696

As of December 31, 2013
Interest income	287.068	-	287.068
Exchange differences	29.410	-	29.410
Bank fees and expenses	(10.313)	-	(10.313)
Changes in fair value of financial assets	-	16.097	16.097
Adjustment to present value	2.378	-	2.378
Other	-	58	58
Total	308.543	16.155	324.698

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Non-financial instruments	Total
As of December 31, 2015
Interest expense	(429.899)	-	-	(429.899)
Other financial results	(22.880)	-	-	(22.880)
Exchange differences	(914.844)	-	-	(914.844)
Total	(1.367.623)	-	-	(1.367.623)

As of December 31, 2014
Interest expense	(576.504)	-	-	(576.504)
Other financial results	(20.224)	-	-	(20.224)
Exchange differences	(453.410)	-	-	(453.410)
Net gain from the repurchase of Corporate Notes	44.388	-	-	44.388
Total	(1.005.750)	-	-	(1.005.750)
As of December 31, 2013
Interest expense	(481.184)	-	(13.357)	(494.541)
Other financial results	(14.763)	-	-	(14.763)
Bank fees and expenses	-	-	-	-
Exchange differences	(395.169)	-	-	(395.169)
Net gain from the repurchase of Corporate Notes	88.879	-	-	88.879
Total	(802.237)	-	(13.357)	(815.594)

10.2           Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

	12.31.15	12.31.14
Customers with no external credit rating:
Group 1 (i)	432,295	359,024
Group 2 (ii)	216,248	179,364
Group 3 (iii)	314,462	91,525
Group 4 (iv)	-	253,036
Total trade receivables	963,005	882,949

(i) Relates to customers with debt to become due.
(ii) Relates to customers with up to 3 months past due debt.
(iii) Relates to customers with 3 to 12 months past due debt.
(iv) Relates to customers with more than 12 months past due debt.

At the Statement of financial position date, the maximum exposure to credit risk is the carrying amount of these financial assets.

11.                Other receivables

	Note	12.31.15	12.31.14
Non-current:
		-	-
Minimum national income tax		74,056	168,588
Tax credits		-	2,089
Financial credit		72,656	71,192
Related parties	33.d	7,065	7,366
Total Non-current		153,777	249,235

Current:
Prepaid expenses		3,473	3,198
Credit form Income recognition on account of the RTI - SE Resolution 32/15	2	650,938	-
Value added tax		248,364	167,207
Advances to suppliers		20,762	8,070
Advances to personnel		1,047	1,782
Security deposits		6,933	2,424
Financial credit		16,362	6,658
Receivable with FOCEDE (1)		49,536	-
Receivables from electric activities		65,694	48,581
Related parties	33.d	7,076	753
Guarantee deposits on derivative financial instruments		16,555	15,322
Allowance for the impairment of other receivables		10,482	11,900
Judicial deposits		390	1,059
Other		(17,752)	(16,647)
Total Current		1,079,860	250,307

(1)   As of December 31, 2015, the net position held by the Company with the FOCEDE is comprised of the following:

12.31.15
Fixed charge Res. 347/12 collected from customers and not transferred	(7,204)
Funds received in excess of that transferred to FOCEDE from fixed charge Res. 347/12	191,722
Outstanding receivables from extraordinary Investment Plan	18,281
Provision for FOCEDE expenses	(153,263)
49,536

The carrying amount of the Company’s other financial receivables approximates their fair value. The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

The aging analysis of other receivables is as follows:

	12.31.15	12.31.14
Unexpired	49,536	-
Past due	63,281	25,980
Up to 3 months	929,022	17,270
From 3 to 6 months	11,380	177,238
From 6 to 9 months	5,366	6,476
From 9 to 12 months	21,275	23,343
More than 12 months	153,777	249,235
Total other receivables	1,233,637	499,542

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.15	12.31.14
Balance at beginning of year	16,647	20,412
Increase	1,105	2,845
Decrease	-	(4,771)
Recovery	-	(1,839)
Balance at end of the year	17,752	16,647

At the statement of financial position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in the following currencies:

	12.31.15	12.31.14
Argentine pesos	1,222,444	496,735
US dollars	11,193	2,807
Total other receivables	1,233,637	499,542

12.               Trade receivables

	12.31.15	12.31.14
Current:
Sales of electricity - Billed (1)	709,568	641,920
Sales of electricity – Unbilled	216,012	207,653
Framework Agreement	73,097	75,815
National Fund of Electricity	-	3,428
Fee payable for the expansion of the transportation and others	20,842	16,851
Receivables in litigation	22,847	21,844
Allowance for the impairment of trade receivables	(79,361)	(84,562)
Total Current	963,005	882,949

(1)   Net of stabilization factor.

The carrying amount of the Company’s trade receivables approximates their fair value.

The aging analysis of these trade receivables is as follows:

	12.31.15	12.31.14
Past due	530,710	523,925
Up to 3 months	432,295	359,024
Total trade receivables	963,005	882,949

The roll forward of the allowance for the impairment of trade receivables is as follows:

	12.31.15	12.31.14
Balance at beginning of year	84,562	73,185
Increase	22,979	18,686
Decrease	(28,180)	(7,309)
Balance at end of the year	79,361	84,562

At the statement of financial position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in the following currencies:

	12.31.15	12.31.14
Argentine pesos	963,005	882,949
Total other receivables	963,005	882,949

Sensitivity analysis:

5% increase in the uncollectibility rate estimate

12.31.15
Contingencies	82,539
change	2,917

5% decrease in the uncollectibility rate estimate

12.31.15
Contingencies	76,706
change	(2,917)

13.               Financial assets at fair value through profit or loss

	12.31.15	12.31.14
Non-current
Government bonds	23,567	-
Total Non-current	23,567	-

	12.31.15	12.31.14
Current
Government bonds	346,594	21,150
Money market funds	1,213,840	233,297
Total current	1,560,434	254,447

14.               Inventories

	12.31.15	12.31.14
Current
Supplies and spare-parts	120,512	61,561
Advance to suppliers	14,355	12,409
Total inventories	134,867	73,970

15.                Cash and cash equivalents

	12.31.15	12.31.14
Cash and banks	35,464	38,691
Time deposits	-	4,852
Money market funds	93,488	135,537
Total cash and cash equivalents	128,952	179,080

16.               Share capital and additional paid-in capital

As of December 31, 2015, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Listing of the Company’s shares

The Company’s shares are listed on the Buenos Aires Stock Exchange and are part of the Merval Index.

Furthermore, on August 5, 2009 the SEC (Securities and Exchange Commission) of the United States of America authorized the Company to trade ADSs (American Depositary Shares), each representing 20 common shares of the Company. As from October 9, 2009 the Company’s ADSs are traded on the NYSE (New York Stock Exchange).

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

                vi.            MEyM Resolution No. 7/16, issued after the closing date of the year being reported, provides that the Company shall not distribute dividends in accordance with clause 7.4 of the Adjustment Agreement.

18.               Trade payables

	12.31.15	12.31.14
Non-current
Suppliers	-	364
Customer guarantees	67,509	60,743
Customer contributions	105,757	118,298
Funding contributions - substations	51,700	51,700
Total Non-current	224,966	231,105

Current
Payables for purchase of electricity - CAMMESA	2,714,263	2,257,059
Provision for unbilled electricity purchases - CAMMESA	646,183	305,890
Suppliers	817,891	570,434
Customer contributions	147,775	148,076
Discounts to customers (Note 2.e.iii)	125,809	-
Funding contributions - substations	23,506	18,432
Total Current	4,475,427	3,299,891

The fair values of non-current customer contributions as of December 31, 2015 and 2014 amount to $ 127.1 million and $ 109.9 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a market rate for this type of transactions. This fair value is classified as level 2.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

19.               Other payables

	12.31.15	12.31.14
Non-current
Loans (mutuum) with CAMMESA	1,099,760	506,753
ENRE penalties and discounts	1,004,043	1,032,193
Liability with FOTAE	155,752	105,641
Payment agreements with ENRE (Note 2.e).iv)	132,323	-
Total Non-current	2,391,878	1,644,587

Current
Program for the rational use of electric power (1)	-	17,522
ENRE penalties and discounts	62,720	70,589
Liability with FOCEDE (2)	-	85,386
Related parties (Note 33.c)	3,447	2,706
Advances for works to be performed	31,462	10,650
Payment agreements with ENRE (Note 2.e).iv)	54,006	-
Other	39	243
Total Current	151,674	187,096

(1)      As of December 31, 2014, the net position held by the Company with the FOCEDE is comprised of the following:

12.31.14
Fixed charge Resolution 347/12 charged to customers and not transferred	6,105
Funds received in excess of the amount transferred to the FOCEDE for fixed charge Resolution 347/12	74,713
Receivable from funds pending collection for Extraordinary Investment Plan	(93,133)
Provision for FOCEDE expenses	97,701
85,386

The carrying amount of the Company’s other financial payables approximates their fair value.

20.              Deferred revenue

	12.31.15	12.31.14
Non-current
Nonrefundable customer contributions	153,816	109,089
Total Non-current	153,816	109,089

	12.31.15	12.31.14
Current
Nonrefundable customer contributions	764	764
Total Current	764	764

21.               Borrowings

	12.31.15	12.31.14
Non-current
Corporate notes (1)	2,341,098	1,598,442
Related parties (Note 33.e)	119,877	-
Total non-current	2,460,975	1,598,442

Current
Interest	46,688	33,961
Related parties (Note 33.e)	2,110	-
Total current	48,798	33,961

(1)    Net of debt repurchase and issuance expenses.

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	12.31.15	12.31.14
Fixed rate
Less than 1 year	48,798	33,961
From 2 to 4 years	192,470	126,213
More than 4 years	2,268,505	1,472,229
	2,509,773	1,632,403

As of December 31, 2015 and 2014, the fair values of the Company’s non-current borrowings (Corporate Notes) amount approximately to $ 2.3 billion and $ 1.1 billion, respectively. Such values were calculated on the basis of the estimated market price of the Company’s corporate notes at the end of each year. This fair value is classified as level 1.

On February 2, 2016, the Company has repurchased at market prices the “class 9, fixed rate par Corporate Notes” due 2022 for a nominal value of USD 0.3 million.

The Company’s borrowings are denominated in the following currencies:

	12.31.15	12.31.14
Argentine pesos	-	-
US dollars	2,509,773	1,632,403
	2,509,773	1,632,403

The roll forward of the Company’s borrowings during the year was as follows:

Balance at 12.31.2012	1,350,532
Principal repaid	(424)
Interest paid	(155,251)
Repurchase of Corporate Notes	(91,638)
Gain from the repurchase of Corporate Notes	(52,848)
Exchange difference and interest accrued	490,814
Cost capitalized	91,218
Balance at 12.31.2013	1,632,403
Interest paid	(172,923)
Exchange difference and interest accrued	961,519
Costs capitalized	88,774
Balance at 12.31.2014	2,509,773

THE COMPANY’S BORROWINGS

   Corporate notes programs

The Company is included in a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 01.01.15	Debt repurchase	Debt structure at 12.31.15	At 12.31.15
Fixed Rate Par Note	7	10.5	2017	14.76	-	14.76	192.47
Fixed Rate Par Note (1)	9	9.75	2022	172.17	-	172.17	2,268.51
Total				186.93	-	186.93	2,460.98

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 01.01.14	Debt repurchase (2)	Debt structure at 12.31.14	At 12.31.14
Fixed Rate Par Note	7	10.5	2017	14.76	-	14.76	126.21
Fixed Rate Par Note (1)	9	9.75	2022	186.12	(13.95)	172.17	1,472.23
Total				200.88	(13.95)	186.93	1,598.44

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

                               ii.            Suspension of Covenants:

Certain negative covenants stipulated in the terms and conditions of the Corporate Notes will be suspended or adapted if:

-The Company’s long-term debt rating is raised to Investment Grade, or

- The Company’s Level of Indebtedness calculated on the shareholders' equity is equal to or lower than 2.5.

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

22.              Salaries and social security taxes

a.      Salaries and social security taxes payable

	12.31.15	12.31.14
Non-current
Early retirements payable	6,324	3,116
Seniority-based bonus	73,715	59,742
Total non-current	80,039	62,858

Current
Salaries payable and provisions	639,293	543,564
Social security payable	89,331	64,899
Early retirements payable	4,507	2,186
Total current	733,131	610,649

b.      Salaries and social security taxes charged to profit or loss

	12.31.15	12.31.14	12.31.13
Salaries	1.791.286	1.414.922	892.679
Social security taxes	696.611	449.464	227.276
Total salaries and social security taxes	2.487.897	1.864.386	1.119.955

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which as of December 31, 2015 and 2014 amount to $ 4.5 million and $ 2.2 million (current) and $ 6.3 million and    $ 3.1 million (non-current), respectively.

The seniority-based bonus included in collective bargaining agreements in effect consists of a bonus to be granted to personnel with a certain amount of years of service. As of December 31, 2015 and 2014, the liabilities related to these obligations amount to $ 73.7 million and $ 59.7 million, respectively.

As of December 31, 2015 and 2014, the number of employees amounts to 4.696 and 4,314, respectively.

23.              Benefit plans

The defined benefit plans granted to Company employees consist of a bonus for all the employees who have the necessary years of service and have made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary in accordance with the collective bargaining agreement and for employees who are not union members.

	12.31.15	12.31.14
Non-current	204,386	150,355
Current	28,291	10,566
Total Benefit plans	232,677	160,921

The detail of the benefit plan obligations as of December 31, 2015 and 2014 is as follows:

	12.31.15	12.31.14
Benefit payment obligations at beginning of year	160,921	102,691
Current service cost	29,241	8,080
Interest cost	60,013	43,345
Actuarial losses	3,678	17,823
Benefits paid to participating employees	(21,176)	(11,018)
Benefit payment obligations at year end	232,677	160,921

As of December 31, 2015 and 2014, the Company does not have any assets related to post-retirement benefit plans.

The detail of the charge recognized in the statement of comprehensive income is as follows:

	12.31.15	12.31.14	12.31.13
Cost	29.241	8.080	3.678
Interest	60.013	43.345	18.862
Actuarial results - Other comprehensive loss	3.678	17.823	20.951
	92.932	69.248	43.491

The main actuarial assumptions used by the Company were the following:

	12.31.15	12.31.14
Discount rate	6%	6%
Salary increase	2%	2%
Inflation	32%	32%

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

Sensitivity analysis:

12.31.2015
Discount Rate: 5%
Obligation	251,671
Variation	18,994
8.16%

Discount Rate: 7%
Obligation	216,358
Variation	(16,319)
(7.01%)

Salary Increase : 1%
Obligation	217,340
Variation	(15,337)
(6.59%)

Salary Increase: 3%
Obligation	250,224
Variation	17,547
7.54%

The expected payments of benefits are as follow:

	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years
At December 31, 2015
Benefit payment obligations	28,291	10,824	16,533	16,446	119,878

Estimates based on actuarial techniques imply the use of statistical tools, such as the so-called demographic tables used in the actuarial valuation of the Company active personnel.

In order to determine the mortality of the Company active personnel, the “1971 Group Annuity Mortality” table has been used. In general, a mortality table shows for each age group the probability that a person in any such age group will die before reaching a predetermined age. Male and female mortality tables are elaborated separately inasmuch as men and women’s mortality rates are substantially different.

In order to estimate total and permanent disability due to any cause, 80% of the “1985 Pension Disability Study” table has been used.

In order to estimate the probability that the Company active personnel will leave the Company or stay therein, the “ESA 77” table has been used.

Liabilities related to the above-mentioned benefit plans have been determined contemplating all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2015.

These benefits do not apply to key management personnel.

24.              Income tax and tax on minimum presumed income / Deferred tax

The analysis of deferred tax assets and liabilities is as follows:

	12.31.14	Charged to profit and loss	Charged to other comprenhensive income	12.31.15
Deferred tax assets
Tax loss carryforward	-	-	-	-
Inventories	197	112	-	309
Derivative financial instruments	2,063	(2,063)	-	-
Trade receivables and other receivables	26,851	15,961	-	42,812
Trade payables and other payables	347,324	(13,982)	-	333,342
Salaries and social security taxes payable	20,935	(2,012)	-	18,923
Benefit plans	56,323	23,827	1,287	81,437
Tax liabilities	13,893	572	-	14,465
Provisions	47,657	67,865	-	115,522
Deferred tax asset	515,243	90,280	1,287	606,810

Deferred tax liabilities:
Property, plant and equipment	(417,006)	(88,522)	-	(505,528)
Trade receivables and other receivables	-	(1,482)	-	(1,482)
Trade payables and other payables	-	(403)	-	(403)
Financial assets at fair value through profit or loss	-	(39,608)	-	(39,608)
Borrowings	(11,070)	1,329	-	(9,741)
Deferred tax liability	(428,076)	(128,686)	-	(556,762)

Net deferred tax (liabilities) assets	87,167	(38,406)	1,287	50,048

	12.31.13	Charged to profit and loss	Charged to other comprenhensive income	12.31.14
Deferred tax assets
Tax loss carryforward	-	-	-	-
Intangible assets	-	-	-	-
Inventories	92	105	-	197
Derivative financial instruments	-	2,063	-	2,063
Trade receivables and other receivables	26,244	607	-	26,851
Trade payables and other payables	223,966	123,358	-	347,324
Salaries and social security taxes payable	4,318	16,617	-	20,935
Benefit plans	35,942	14,143	6,238	56,323
Tax liabilities	15,725	(1,832)	-	13,893
Provisions	32,826	14,831	-	47,657
Tax loss carryforward	-	-	-	-
Deferred tax asset	339,113	169,892	6,238	515,243

Deferred tax liabilities:
Property, plant and equipment	(398,953)	(18,053)	-	(417,006)
Financial assets at fair value through profit or loss	(1,231)	1,231	-	-
Borrowings	(12,356)	1,286	-	(11,070)
Deferred tax liability	(412,540)	(15,536)	-	(428,076)

Net deferred tax (liabilities) assets	(73,427)	154,356	6,238	87,167

	12.31.15	12.31.14
Deferred tax assets:
To be recover in less than 12 moths	311,207	91,079
To be recover in more than 12 moths	295,602	424,164
Deferred tax asset	606,809	515,243

Deferred tax liabilities:
To be recover in less than 12 moths	(135,879)	(22,004)
To be recover in more than 12 moths	(420,882)	(406,072)
Deferred tax liability	(556,761)	(428,076)

Net deferred tax assets (liabilities)	50,048	87,167

The income tax expense for the year includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; (ii) the effect of applying the deferred tax method which recognizes the effect of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

	12.31.15	12.31.14	12.31.13
Deferred tax	(38.406)	154.356	(44.116)
Current tax	(145.324)	-	(105.535)
Income tax expense	(183.730)	154.356	(149.651)

	12.31.15	12.31.14	12.31.13
Profit (Loss) before taxes	1.326.173	(934.072)	823.751
Applicable tax rate	35%	35%	35%
(Loss) Gain Profit at the tax rate	(464.161)	326.925	288.313

Gain from interest in joint ventures	-	2	(2)
Non-taxable income / Non-deductible loss	44.595	-	-
Difference between provision and tax return	(42.332)	10.521	-
Discontinued operations	-	-	(56.456)
Other	-	(25)	4.338
Subtotal	(461.898)	337.423	236.193

Unrecognized net deferred tax assets/liabilities	282.399	(183.067)	(385.844)
Expiration of tax loss-carryforwards	(4.231)	-	-
Income tax expense	(183.730)	154.356	(149.651)

Continuing operations	(183.730)	154.356	(44.116)
Discontinued operations	-	-	(105.535)

25.               Tax liabilities

	12.31.15	12.31.14
Non-current
Tax regularization plan	1,922	3,164
Total Non-current	1,922	3,164

Current
Income tax provision net (1)	16,332	-
Tax on minimum national income tax payable, net	-	14,730
Provincial, municipal and federal contributions and taxes		67,999
Tax withholdings	32,750	34,625
SUSS (Social Security System) withholdings	-	1,485
Municipal taxes	44,983	39,870
Tax regularization plan	1,877	1,774
Total Current	169,747	160,483

(1)      As of December 31, 2015, the Company generated positive tax results, which allowed for the recognition in the period of accrued tax losses carry forward.

The income tax liability is comprised of the following:

12.31.2015
Income tax provision	425,555
Tax loss carryforward	(280,231)
Income tax provision net of tax loss carryfoward	145,324
Minimum presumed income tax credit	(66,714)
Unrestricted tax credit	(43,510)
Tax withholdings	(18,768)
Income tax provision net	16,332

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

As of December 31, 2015 and 2014, future minimum payments with respect to operating assignments of use are as follow:

	12.31.15	12.31.14
2015	-	26,123
2016	47,897	19,864
2017	19,464	15,740
2018	6,321	5,698
2019	4,310	4,310
2020	147	147
2021	147	-
Total future minimum lease payments	78,286	71,883

Total expenses for operating assignments of use for the years ended December 31, 2015, 2014 and 2013 are as follow:

	12.31.15	12.31.14	12.31.13
Total lease expenses	38.569	31.043	19.786

•         As assignor

The Company has entered into operating assignment of use contracts with certain cable television companies granting them the right to use the poles of the Company’s network. Most of these contracts include automatic renewal clauses.

As of December 31, 2015 and 2014, future minimum collections with respect to operating assignments of use are as follow:

	12.31.15	12.31.14
2015	90,522	72,922
2016	84,949	5,481
2017	251	200
2018	-	157
2019	-	-
2020	-	-
2021	-	-
Total future minimum lease collections	175,722	78,760

Total income from operating assignments of use for the years ended December 31, 2015; 2014 and 2013 is as follows:

	12.31.15	12.31.14	12.31.13
Total lease income	76.417	57.463	41.538

27.               Provisions

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
At 12.31.13	83,121	10,667

Increases	34,860	40,557
Decreases	(5,886)	(27,156)
At 12.31.14	112,095	24,068

Increases	147,478	78,971
Decreases	-	(32,550)
At 12.31.15	259,573	70,489

28.              Revenue from sales

	12.31.15	12.31.14	12.31.13
Sales of electricity (1)	3.720.442	3.536.147	3.393.759
Right of use on poles	76.417	57.463	41.538
Connection charges	4.195	3.929	4.218
Reconnection charges	1.108	837	1.176
Total Revenue from sales	3.802.162	3.598.376	3.440.691

(1)   Includes revenue from the application of Resolution 347/12 for $ 535.5 million, $ 508.1 million and $ 525.9 million for the years ended December 31, 2015, 2014 and 2013, respectively.

29.              Expenses by nature

The detail of expenses by nature is as follows:

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	1,859,710	299,835	328,352	2,487,897
Pension plans	65,379	12,332	11,543	89,254
Communications expenses	13,729	58,735	3,422	75,886
Allowance for the impairment of trade and other receivables	-	24,084	-	24,084
Supplies consumption	211,448	-	23,040	234,488
Leases and insurance	510	-	58,194	58,704
Security service	43,738	839	24,060	68,637
Fees and remuneration for services	463,159	329,497	213,816	1,006,472
Public relations and marketing	-	-	10,185	10,185
Advertising and sponsorship	-	-	5,247	5,247
Reimbursements to personnel	1,189	214	834	2,237
Depreciation of property, plants and equipments	236,758	34,771	9,878	281,407
Directors and Supervisory Committee members’ fees	-	-	3,652	3,652
ENRE penalties	257,282	24,371	-	281,653
Taxes and charges	-	47,901	10,047	57,948
Other	762	227	3,821	4,810
At 12.31.15	3,153,664	832,806	706,091	4,692,561

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2015 for $ 271.6 million.

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	1,373,247	249,037	242,102	1,864,386
Pension plans	37,878	6,869	6,678	51,425
Communications expenses	13,207	39,088	2,920	55,215
Allowance for the impairment of trade and other receivables	-	21,531	-	21,531
Supplies consumption	205,853	-	13,117	218,970
Leases and insurance	7,871	-	35,193	43,064
Security service	28,874	201	15,122	44,197
Fees and remuneration for services	714,258	262,845	148,134	1,125,237
Public relations and marketing	-	-	5,719	5,719
Advertising and sponsorship	-	-	2,946	2,946
Reimbursements to personnel	1,164	309	1,514	2,987
Depreciation of property, plants and equipments	208,483	18,377	10,779	237,639
Directors and Supervisory Committee members’ fees	-	-	2,947	2,947
ENRE penalties	233,855	18,360	-	252,215
Taxes and charges	-	41,170	7,658	48,828
Other	372	122	1,933	2,427
At 12.31.14	2,825,062	657,909	496,762	3,979,733

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2014 for $ 156 million.

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2013 for $ 124.2 million.

30.              Other operating expense, net

	12.31.15	12.31.14	12.31.13
Other operating income
Services provided to third parties	53.621	33.305	21.700
Commissions on municipal taxes collection	14.775	12.040	8.638
Other net income with Related Companies	6.188	5.020	3.857
Recovery of allowance of trade receivables and other receivables	-	1.839	4.318
Not refundable advance payments received for subsidiaries sale agreements	-	-	8.868
Income from non-reimbursable customer contributions	764	764	700
Others	4.613	205	14.199
Total other operating income	79.961	53.173	62.280

Other operating expense
Net expense from technical services	(12.900)	(16.236)	(15.541)
Gratifications for services	(43.192)	(24.985)	(15.876)
Cost for services provided to third parties	(52.421)	(25.265)	(9.035)
Severance paid	(11.801)	(8.202)	(4.924)
Debit and Credit Tax	(85.138)	(64.720)	(55.548)
Other expenses - FOCEDE	(59.563)	(97.701)	-
Provision for contingencies	(226.449)	(75.417)	(36.033)
Disposals of property, plant and equipment	(3.513)	(959)	(1.230)
Related parties (Note 33.b)	(679)	(1.230)	(1.069)
Other	(6.851)	(3.963)	(3.521)
Total other operating expense	(502.507)	(318.678)	(142.777)

31.               Net financial expense

	12.31.15	12.31.14	12.31.13
Financial income
Commercial interest	46.109	43.265	45.383
Financial interest	50.116	192.269	230.838
Total financial income	96.225	235.534	276.221

Financial expenses
Interest and other (1)	(233.769)	(111.356)	(155.388)
Fiscal interest	(3.652)	(5.477)	(13.357)
Commercial interest (3)	(192.478)	(459.671)	(325.796)
Bank fees and expenses	(20.117)	(15.509)	(10.313)
Total financial expenses	(450.016)	(592.013)	(504.854)

Other financial results
Exchange differences	(894.773)	(427.896)	(365.759)
Adjustment to present value of receivables	5.387	8.128	2.378
Changes in fair value of financial assets (2)	350.543	71.029	26.944
Net gain from the repurchase of Corporate Notes	-	44.388	88.879
Other financial expense	(22.880)	(20.224)	(14.705)
Total other financial expense	(561.723)	(324.575)	(262.263)
Total net financial expense	(915.514)	(681.054)	(490.896)

(1)      Net of interest capitalized as of December 31, 2015, 2014 and 2013 for $ 255.9 million, $ 123.9 million and $ 24.5 respectively.

(2)     Includes changes in the fair value of financial assets on cash equivalents as of December 31, 2015, 2014 and 2013 for $ 26.9 million, $ 17.6 million and $ 10.6 million, respectively.

(3)     Net of the profit recorded due to the agreement with CAMMESA described in Note 2.c.IX).

32.              Basic and diluted earnings (loss) per share

Basic

The basic earnings (loss) per share are calculated by dividing the result attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2015 and 2014, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings (loss) per share coincide with the diluted earnings (loss) per share, inasmuch as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	12.31.15	12.31.14	12.31.13
	Continuing operations	Continuing operations	Continuing operations	Discontinued operations
Profit (Loss) for the year attributable to the owners of the Company	1.142.443	(779.716)	867.867	(96.128)
Weighted average number of common shares outstanding	897.043	897.043	897.043	897.043
Basic and diluted earnings (loss) per share – in pesos	1,27	(0,87)	0,97	(0,11)

33.              Related-party transactions

•            The following transactions were carried out with related parties:

a.                 Income

Company	Concept	12.31.15	12.31.14	12.31.13

CYCSA	Other income	6.188	5.018	3.857
PYSSA	Advertising on EDENOR bill	-	2	-
PESA	Interest	-	-	11.606
		6.188	5.020	15.463

b.             Expense

Company	Concept	12.31.15	12.31.14	12.31.13

EASA	Technical advisory services on financial matters	(22.791)	(20.134)	(13.599)
SACME	Operation and oversight of the electric power transmission system	(27.331)	(19.605)	(14.745)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	(679)	(1.230)	(1.069)
PYSSA	Financial and granting of loan services to customers	(89)	(90)	(95)
PISA	Interest Corporate Notes 2022	(2.110)	-	-
		(53.000)	(41.059)	(29.508)

c.              Key management personnel’s remuneration

	12.31.15	12.31.14	12.31.13
Salaries	70.545	54.853	40.539
	70.545	54.853	40.539

•            The balances with related parties are as follow:

d.             Receivables and payables

	12.31.15	12.31.14
Other receivables - Non current
SACME	7,065	7,366
	7,065	7,366

Other receivables - Current
CYCSA	6,406	86
SACME	662	667
PYSSA	8	-
	7,076	753

	12.31.15	12.31.14
Other payables
SACME	(3,447)	(2,706)
	(3,447)	(2,706)

e.             Borrowings

	12.31.15	12.31.14
Borrowings - Non current
PISA	(119,877)	-
	(119,877)	-

Borrowings - Current
PISA	(2,110)	-
	(2,110)	-

The other receivables with related parties are not secured and do not accrue interest. No allowances have been recorded for these concepts in any of the periods covered by these financial statements.

•            The agreements entered into with related parties in 2015 are detailed below:

(a)   Agreement with Comunicaciones y Consumos S.A.

During 2007 and 2008, the Company and Comunicaciones y Consumos S.A. (CYCSA) entered into agreements pursuant to which the Company granted CYCSA the exclusive right to provide telecommunications services to the Company customers through the use of the Company’s network in accordance with the provisions of Executive Order 764/2000 of the Federal Government, which contemplates the integration of voice, data and image transmission services through the existing infrastructure of electricity distribution companies such as the Company’s network, as well as the right to use the poles and towers of overhead lines under certain conditions. Additionally, the Company has the right to use part of the optical fiber capacity. In accordance with the terms of the agreement, CYCSA will be responsible for all maintenance expenses and expenses related to the adapting of the Company’s network for the rendering of such telecommunications services. The term of the agreement, which was originally ten years to commence from the date on which CYCSA’s license to render telecommunications services were approved, was subsequently extended to 20 years by virtue of an addendum to the agreement. In consideration of the use of the network, CYCSA grants the Company 2% of the annual charges collected from customers, before taxes, as well as 10% of the profits obtained from provision of services.

(b)   Agreement with SACME

In the framework of the regulation of the Argentine electric power sector established by Law 24,065 and SEE Resolution No. 61/92, and after the awarding of the distribution areas of the city and metropolitan area of Buenos Aires to Edenor S.A. and Edesur S.A., the bidding terms and conditions of the privatization provided that both companies were required to organize SACME to operate the electric power supervision and control center of the transmission and sub-transmission system that feeds the market areas transferred to those companies. For such purpose, on September 18, 1992 SACME was organized by Edenor S.A. and Edesur S.A.

The purpose of this company is to manage, supervise and control the operation of both the electric power generation, transmission and sub-transmission system in the City of Buenos Aires and the Buenos Aires metropolitan area and the interconnections with the Argentine Interconnection System (SADI), to represent Distribution Companies in the operational management before CAMMESA, and, in general, to carry out the necessary actions for the proper development of its activities.

The share capital of SACME is divided into 12,000 common, registered non-endorsable shares, of which 6,000 class I shares are owned by Edenor S.A. and 6,000 class II shares are owned by Edesur S.A.

The operating costs borne by the Company during 2015 amounted to $ 27.3 million.

(c)   Agreement with EASA.

The agreement stipulates the provision to the Company of technical advisory services on financial matters for a term of five years to commence as from September 19, 2015. The term of the agreement will be extended if so agreed by the parties. In consideration of these services, the Company pays EASA an annual amount of USD 2.5 million.  Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

•              The ultimate controlling company of Edenor S.A. is PESA.

34.              Trust for the Management of Electric Power Transmission Works (FOTAE)

Due to the constant increase recorded in the demand for electricity as a result of the economic recovery, the SE, through Resolution 1875 dated December 5, 2005, established that the interconnection works through an underground power cable at two hundred and twenty kilovolts (220 kV) between Costanera and Puerto Nuevo Transformer Stations with Malaver Transformer Station were necessary. These works require not only the execution of expansion works but also new layout-designs of the high-voltage subsystems of Edenor S.A. and Edesur S.A.’s networks.  In addition, it established that a fraction of the electricity rate increase granted to distribution companies by ENRE Resolution 51/07 (as mentioned in Note 2.c.I), would be used to finance up to 30% of the total execution cost of these works, with the remaining 70% of the total cost of the works being absorbed by the MEM’s demand. Fund inflows and outflows related to the aforementioned expansion works are managed by the Works Trust Fund SE Resolution 1/03, which will act as the link among CAMMESA, the Contracting Distribution Companies and the companies that would have been awarded the contracts for the provision of engineering services, supplies and main pieces of equipment as well as those for the execution of the works and provision of minor supplies.

The amount transferred to CAMMESA by the Company as from the commencement date of the project, through contributions in cash, supplies and services totaled $ 45.8 million.

In accordance with the agreements entered into on August 16, 2007 by and between the Company and the SE and on December 18, 2008 by and between the Company and Banco de Inversión y Comercio Exterior, in its capacity as Trustee of the Trust for the Management of Electric Power Transmission Works (FOTAE), the Company is responsible for the development of all the stages of the project, regardless of the oversight tasks to be performed by the Works Commission SE Resolution 1/03. The agreement stipulates that the Company will be in charge of the operation and the planned and reactive maintenance of the facilities comprising the expansion works, being entitled to receive as remuneration for the tasks and obligations undertaken 2% of the cost of major equipment and 3% of all the costs necessary for the carrying out of civil engineering and electromechanical assembly works related to the Malaver-Colegiales and Malaver-Costanera electrical transmission lines, the expansion of Malaver Substation and the remaining expansion works of Puerto Nuevo Substation.

The works were developed in different stages, and the Company complied with its responsibility with regard to the development of each of them, as well as with the operation and the planned and reactive maintenance of the facilities comprising the expansion works. The final conclusion of the works occurred in fiscal year 2014.

Furthermore, on January 15, 2015, CAMMESA not only informed the Company of the amounts disbursed by the BICE and CAMMESA for the execution of the aforementioned works, but also requested that the Company carry out the pertinent actions to comply with the provisions of Resolution 1875/05. Consequently, the Company has begun to carry out actions aimed at coordinating and reaching agreement, with the different parties involved, on the steps to be followed to have this process finalized.

As of December 31, 2015, the Company recognized as facilities in service in the Property, plant and equipment account its participation in the works for an estimated value of $ 141.8 million, including financial charges, $ 155.8 million of which have not yet been contributed, a debt which is disclosed in the Other payables account of non-current liabilities.

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

Additionally, on April 5, 2014, the Trust was terminated and liquidated.

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

Discontinued operations

The financial statements related to discontinued operations included in this financial statement are disclosed below:

a.       Statements of comprehensive loss

	12.31.15	12.31.14	12.31.13
Revenue for services	-	-	399.619
Revenue from construction	-	-	9.028
Cost of sales	-	-	(164.241)
Cost of construction	-	-	(9.028)
Gross profit	-	-	235.378
Transmission and distribution expenses	-	-	(104.392)
Selling expenses	-	-	(56.439)
Administrative expenses	-	-	(36.855)
Other operating income	-	-	1.865
Other operating expense	-	-	(2.600)
Operating profit	-	-	36.957

Financial income	-	-	14.803
Financial expenses	-	-	(28.576)
Other financial results	-	-	(7.473)
Net financial expense	-	-	(21.246)
Profit before taxes	-	-	15.711

Income tax and minimum national income tax	-	-	(7.136)
Profit after taxes	-	-	8.575

Loss on subsidiary sale	-	-	(185.959)
Loss from assets made available for sale	-	-	(7.146)
Tax effect	-	-	89.422
Loss for the year	-	-	(95.108)

Gain (loss) for the year attributable to:
Owners of the parent	-	-	(96.128)
Non-controlling interests	-	-	1.020
	-	-	(95.108)

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

During the fiscal year being reported, the Company received disbursements for $ 9.9 million, related to installment 5. As of December 31, 2015, the Company recorded $ 57.2 million as Non-current deferred revenue and $ 51.9 million as Non-current trade payables – Customer contributions.

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

The works, whose ownership was assigned to the Company, were carried out by the Company with the contributions made by ENARSA. As of December 31, 2015, the Company continues to recognize liabilities for this concept in the Deferred revenue account. The recognized amount is $ 32.1 million.

39.              Agreement for the execution of works - La Matanza District

In April 2015, the Company and La Matanza District entered into an agreement for the execution of works aimed at improving the electricity service. The amount of the agreement totals $ 103.75 million, including applicable taxes and charges.

It was agreed that after the completion of each work and upon the presentation of the respective invoices, the new facilities will be assigned free of charge in order for the Company to proceed with the start-up of the facilities and the subsequent operation and maintenance thereof

The Public Works Secretariat of the Ministry of Federal Planning, Public Investments and Services agrees to provide financial assistance to La Matanza District, on the basis of an arrangement signed between the parties, for the total amount of the agreement.

As of December 31, 2015, the Company recorded $ 16.9 million as non-current deferred revenue.

40.              Safekeeping of documentation

On August 14, 2014, the CNV issued General Resolution No. 629 which introduced changes to its regulations concerning the safekeeping and preservation of corporate books, accounting books and commercial documentation. In this regard, it is informed that for safekeeping purposes the Company has sent its workpapers and non-sensitive information, whose periods for retention have not expired, to the warehouses of the firm Iron Mountain Argentina S.A., located at:

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

41.               Events after the reporting period

Extraordinary bonus granted to employees

On January 18, 2016, the Company entered into two agreements, one with the Sindicato de Luz y Fuerza de Capital Federal and another one with the Asociación del Personal Superior de Empresas de Energía, pursuant to which the Company agreed to grant, on a voluntary and one-time basis, to all the employees who are subject to the collective bargaining agreements of the aforementioned union/association an extraordinary bonus of $ 5,000 to be paid in two installments of $ 2,000 and $ 3,000 on January 21 and March 21, 2016, respectively.

The payment of the aforementioned bonus was extended to all Company employees.

42.              Financial Statements translation into English language

These financial statements are the English translation of those originally prepared by the Company in Spanish and presented in accordance with accounting principles generally accepted in Argentina. The effects of the differences between the accounting principles generally accepted in Argentina and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, statements of comprehensive income, changes in equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

RICARDO TORRES
Chairman

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

Management conducted an evaluation of the effectiveness of Edenor S.A.’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013. Based on such evaluation, Management concluded that the Edenor S.A.’s internal control over financial reporting was effective as of December 31, 2015. The effectiveness of Edenor S.A.’s internal control over financial reporting as of December 31, 2015 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which accompanies this report.

Ricardo Torres	Leandro Montero
Chief Executive Officer	Chief Financial Officer

Buenos Aires, Argentina

March 8, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

In our opinion, the accompanying statements of financial position and the related statements of comprehensive income (loss), of changes in equity and of cash flows present fairly, in all material respects, the financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter, Edenor S.A.) as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Without qualifying our opinion, we draw the attention to the situation explained in Note 1 to the financial statements in relation to the economic and financial situation of Edenor S.A.

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

Autonomous City of Buenos Aires, March 8, 2016.

/s/ PRICE WATERHOUSE & CO. S.R.L.

Andrés Suarez (Partner)