Form 20-F/A
period 2015-12-31
EDENOR
filed 2016-07-21
CIK 1395213

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 1)

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

On April 27, 2016, the Company filed its annual report on Form 20-F for the year ended December 31, 2015 (the “Original Annual Report”) with the Securities and Exchange Commission (the “Commission”).

This amendment on Form 20-F/A (this “Amendment No. 1”) amends and restates the Original Annual Report, solely to (i) replace (a) Item 3 (Key Information), (b) Item 4A (Unresolved Staff Comments), (c) Item 5  (Operating and Financial Review and Prospects), (d) Item 15 (Controls and Procedures) and (e) Item 18 (Financial Statements) and (ii) to reflect the restatement in our financial statements for the years ended December 31, 2015 and 2014 as a consequence of changes within the statement of cashflows and to disclose subsequent events through such date.  These additions and changes were made in response to comments that we received from the Commission.

In light of the restatement, readers should not rely on the Company’s previously filed financial statements as of each of December 31, 2015 and December 31, 2014, and for each of the years ended December 31, 2015 and December 31, 2014.

Except as provided in this explanatory note, or as indicated in the applicable disclosure, this Amendment No. 1 has not been updated to reflect other events occurring after the filing of the Original Annual Report and does not modify or update information and disclosures in the Original Annual Report affected by subsequent events.  Accordingly, this Amendment No. 1 should be read in conjunction with our filings with the Commission subsequent to the date on which we filed the Original Annual Report, together with any amendments to those filings.

This Amendment No. 1 also includes certifications from our Chief Executive Officer and Chief Financial Officer, dated as of the date of this filing.

PART I

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

•         additional matters identified in “Risk factors.”

Forward‑looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward‑looking statements after we file this annual report because of new information, future events or other factors.  In light of these limitations, undue reliance should not be placed on forward‑looking statements contained in this annual report.

SELECTED FINANCIAL DATA

The following tables present our summary financial data for the years ended December 31, 2015, 2014, 2013, 2012 and 2011.  This information should be read in conjunction with our audited restated financial statements as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 (the “Restated Financial Statements”), the related notes thereto and the information under “Item 5. Operating and Financial Review and Prospects.ˮ included elsewhere in this annual report.  The financial data as of December 31, 2015, has been derived from our Restated Financial Statements.

Our Restated Financial Statements have been prepared in accordance with International Financing Reporting Standards (“IFRSˮ), as issued by the International Accounting Standards Board (“IASBˮ), and these have been approved by resolution of the board of directors’ meeting held on July 20, 2016.  See “Item 18—Financial Statements.”

The selected statement of comprehensive (loss) income data for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, and the selected statement of financial position data as of December 31, 2015, 2014, 2013, 2012 and 2011 have been prepared in accordance with IFRS, as issued by the IASB, and have been derived from our financial statements, which were audited by Price Waterhouse & Co. S.R.L. (“PwC”), member firm of PricewaterhouseCoopers network. The financial data as of December 31, 2011, 2012 and 2013 is derived from our audited financial statements that are not included in this annual report, which were also audited by PwC.

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

Notwithstanding the foregoing, as of December 31, 2015, our negative working capital amounted to Ps. 1,811 million, which included debt owed to CAMMESA of Ps. 1,808.6 million plus accrued interest, as described under Note 2.c.IX.e to our Restated Financial Statements, with respect to which we have submitted to CAMMESA a repayment plan in November 2015 based on available and projected cash flows data. As of the date of this annual report, negotiations with CAMMESA continue with respect to a final repayment schedule. On December 16, 2015, the Macri administration issued Decree No. 134/15, which declared the state of emergency with respect to the national electricity system, authorizing the Ministry of Energy to implement a nation-wide plan of action for the generation, transmission and distribution of electricity and to take actions to guarantee the supply of the electricity under adequate economic and technical conditions.

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

Our Restated Financial Statements are included in this annual report beginning on page F-1.

In accordance with the decision of our board of directors to divest and sell the subsidiary Aeseba as of March 31, 2013 and the subsidiaries Emdersa Holding S.A. (“Emdersa Holdingˮ or “EHSA”), including Emdersa and its subsidiaries, Empresa Distribuidora de San Luis S.A. (“Edesal”), Empresa Distribuidora de La Rioja S.A. (“Edelar”), Empresa Distribuidora de Salta S.A. (“Edesa”) and Emdersa Generación Salta S.A. (“EGSSA”), as of December 31, 2011, we have classified the corresponding assets and liabilities associated to these subsidiaries in the financial statements as of December 31, 2013, 2012 and 2011 as “Assets of disposal groups classified as held for sale” and “Liabilities of disposal groups classified as held for sale.” As of October 11, 2011, October 25, 2011 and May 10, 2012 the Company sold its direct and indirect stake in EGSSA (subject to a condition precedent related to Emdersa’s spin-off), Edesal and Edesa, respectively. The corresponding charges to results have been included within “Income (Loss) from discontinued operations” line item in our consolidated statements of comprehensive loss for the years ended December 31, 2012 and 2011. As of April 5, 2013, the Company sold its stake in Aeseba. The corresponding charges to results have been included within “Loss from Discontinued operations” line item in our consolidated statements of comprehensive loss for the year ended December 31, 2013.

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

Restated Statement of Cash flows

	2015	2015	2014
	(Restated)	(Restated)	(Restated)	2013	2012	2011
	US$	Ps.	Ps.	Ps.	Ps.	Ps.
Cash flows from operating activities
(Loss) Profit for the year	87.6	1,142.4	(779.7)	772.7	(1,013.4)	(291.4)
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	21.6	281.4	237.6	212.1	192.6	184.8
Loss on disposals of property, plant and equipment	0.3	3.5	1.0	1.2	1.8	1.8
Net accrued interest	25.6	333.7	341.0	196.6	182.6	95.3
Exchange differences	68.6	894.8	427.9	365.8	192.9	100.5
Income tax	14.1	183.7	(154.4)	(44.1)	(116.7)	82.2
Allowance for the impairment of trade and other receivables, net of recovery	1.8	24.1	19.7	33.7	54.4	13.2
Adjustment to present value of receivables	(0.4)	(5.4)	(8.1)	(2.4)	2.2	(1.2)
Provision for contingencies	17.4	226.4	75.4	36.0	24.8	16.6
Other expenses - FOCEDE	4.6	59.6	97.7	-	-	-
Changes in fair value of financial assets	(24.8)	(323.6)	(67.6)	(16.1)	(39.1)	(14.8)
Accrual of benefit plans	6.8	89.3	51.4	22.5	20.4	9.9
Gain from acquisition of companies	-	-	-	-	-	(435.0)
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	(42.3)	(551.5)	(2,271.9)	(2,933.1)	-	-
Income recognition on account of the RTI - SE Resolution 32/15	(38.0)	(495.5)	-
Net gain from the repurchase of Corporate Notes	-	-	(44.4)	(88.9)	-	(6.5)
Income from non-reimbursable customer contributions	(0.1)	(0.8)	-
Discontinued operations	-	-	-	168.6	287.8	349.8
Changes in operating assets and liabilities:
Increase in trade receivables	(3.1)	(40.6)	(55.3)	(48.5)	(306.0)	(63.6)
Increase in other receivables	28.8	375.6	(134.7)	(111.7)	(15.6)	(44.0)
Decrease (Increase) in inventories	(4.7)	(60.9)	9.9	(42.7)	(18.3)	(10.5)
Increase in assets under construction	-	-	-	-	-	(8.6)
Increase (Decrease) in deferred revenue	3.5	45.5	76.2	(0.7)	16.9	17.5
(Decrease) Increase in trade payables	50.7	660.8	(528.4)	(87.0)	207.7	195.6
Increase in salaries and social security taxes payable	10.7	139.7	226.7	95.3	88.8	63.7
Decrease in benefit plans	(1.6)	(21.2)	(11.0)	(7.9)	(4.0)	(2.7)
(Decrease) Increase in tax liabilities	(10.8)	(141.0)	(28.7)	(44.9)	43.4	(19.2)
Increase in other payables	(4.8)	(62.1)	262.3	262.0	40.9	120.2
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)	2.0	25.6	482.9	491.9	410.7	338.0
Net decrease in provisions	(2.5)	(32.6)	(33.0)	(25.3)	(12.1)	(11.0)
Subtotal before variations of account payables with CAMMESA	211.0	2,750.9	(1,807.5)	(794.9)	242.7	680.5
Increase in account payable with Cammesa	19.2	251.0	2,974.9	2,231.5	295.7	10.1
Net cash flows provided by operating activities	230.2	3,001.9	1,167.4	1,436.6	538.4	690.6

Cash flows from investing activities
Payment of property, plants and equipments	(160.7)	(2,095.5)	(1,400.1)	(892.4)	(537.9)	(434.7)
	-					-
Net (payment for) collection of purchase / sale of financial assets at fair value	(77.6)	(1,012.0)	(64.6)	(97.4)	37.8	443.5
Payment for adquisition of companies	-	-	-	-	-	(442.9)
Payment for adquisition of additional non-controlling interests	-	-	-	-	-	(6.4)
Loans granted	-	-	-	-	(0.5)	(39.7)
Collection of financial receivables with related companies	-	-	-	2.1	142.4	90.6
Collection for sales of discontinued operations	-	-	-	-	-	126.7
Incorporation of Cash and Cash equivalents in acquired companies	-	-	-	-	-	119.0
Collection of receivables from sale of subsidiaries - SIESA	0.3	4.3	3.0	2.9	-	-
Discontinued operations	-	-	-	(124.2)	(232.1)	(610.9)
Net cash flows used in investing activities	(238.0)	(3,103.2)	(1,461.7)	(1,109.0)	(590.3)	(754.8)

Restated Statement of Cash flows (continued)

	2015	2015	2014
	(Restated)	(Restated)	(Restated)	2013	2012	2011
	US$	Ps.	Ps.	Ps.	Ps.	Ps.
Cash flows from financing activities
Loans taken	-	-	-	-	0.8	298.2
Repayment of principal on loans	-	-	(0.4)	(25.5)	(36.5)	(252.5)
Payment of interest on loans	(13.3)	(172.9)	(155.3)	(177.0)	(128.9)	(127.9)
Discontinued operations	-	-	-	25.4	136.8	55.9
Proceeds from PP&E mutuum	-	-	100.0	-	-	-
Proceeds from Salaries mutuum	16.5	214.9	280.6	-	-	-
Net cash flows used in financing activities	3.2	42.0	224.9	(177.1)	(27.8)	(26.3)

Net (decrease) / increase in cash and cash equivalents	(4.5)	(59.3)	(69.4)	150.5	(79.7)	(90.4)

Cash and cash equivalents at beginning of year	13.7	179.1	243.5	71.1	130.5	246.0
Cash and cash equivalents at beginning of year included in assets of disposal group classified as held for sale	-	-	-	11.2	28.3	-
Exchange differences in cash and cash equivalents	0.7	9.1	5.1	10.7	3.2	3.3
Net (decrease) increase in cash and cash equivalents	(4.5)	(59.2)	(69.5)	150.5	(79.7)	(90.4)
Cash and cash equivalents at the end of year	9.9	129.0	179.1	243.5	82.3	158.8

Cash and cash equivalents at the end of the year in the statement of financial position	9.9	129.0	179.1	243.5	71.1	130.5
Cash and cash equivalents at the end of the year included in assets of disposal group classified as held for sale	-	-	-	-	11.2	28.3
Cash and cash equivalents at the end of the year	9.9	129.0	179.1	243.5	82.3	158.8
						-
Supplemental cash flows information
Non-cash operating, investing and financing activities
Financial costs capitalized in property, plant and equipment	(19.6)	(255.9)	(123.9)	(24.5)	(6.4)	4.1
Acquisitions of property, plant and equipment through increased trade payables	(12.8)	(166.8)	(144.8)	(126.4)	-	-
Decrease from offsetting of PUREE-related liability against receivables (SE Resolution 250/13 and SE Notes 6852/13 and 4012/14)	0.8	10.6	(574.0)	(1,661.1)	-	-
Decrease from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13 and SE Notes 6852/13 and 4012/14)	12.1	158.1	(2,218.4)	(1,152.3)	-	-
Decrease from offset of other liabilities with CAMMESA for loans for consumption (Mutuums) granted for higher salary costs (SE Resolution 32/15)	(38.0)	(495.5)	-	-	-	-
Amounts received from CAMMESA through FOCEDE	55.5	723.6	100.0	-	-	-
Decrease in financial assets at fair value from repurchase of Corporate Notes	-	-	91.6	165.1	-	-
Increase in financial assets at fair value from subsidiary sale	-	-	-	(334.3)	-	-
Decrease of other receivables for collection of corporate notes with related companies	-	-	-	52.8	-	-
Net increase of trade receivables from assets of disposal group classified as held for sale	-	-	-	(44.6)	-	-
Acquisitions of property, plant and equipment through increased debt FOTAE	-	-	(32.9)	(49.0)	-	-
Acquired Companies
Cash and Cash equivalents	-	-	-	-	-	119
Property, plant and equipment	-	-	-	-	-	1,881
Inventories	-	-	-	-	-	4
Trade receivables	-	-	-	-	-	255
Other receivables	-	-	-	-	-	85
Trade payables	-	-	-	-	-	(258)
Borrowings	-	-	-	-	-	(450)
Deferred tax liability	-	-	-	-	-	(79)
Other liabilities	-	-	-	-	-	(331)
Net Assets	-	-	-	-	-	1,227
Non-controlling interests	-	-	-	-	-	(230)
Net assets acquired	-	-	-	-	-	997
Bargain Purchase	-	-	-	-	-	435
Cash Paid	-	-	-	-	-	(562)
Cash and cash equivalents in acquired companies	-	-	-	-	-	119
Net Cash Flow for acquisition of companies	-	-	-	-	-	(443)

	Year ended December 31,
	2015	2014	2013	2012	2011
Operating data
Energy sales (in GWh):	22,402	21,312	21,674	20,760	20,098
Residential	9,671	9,114	9,114	8,662	8,139
Small Commercial	1,878	1,714	1,780	1,688	1,601
Medium Commercial	1,828	1,712	1,828	1,717	1,700
Industrial	3,680	3,431	3,458	3,335	3,442
Wheeling System(1)	4,200	4,213	4,374	4,261	4,156
Public Lighting	688	678	683	668	656
Shantytowns	435	430	417	409	384
Others (2)	21	20	20	20	20
Customers (in thousands) (3)	2,835	2,800	2,773	2,726	2,699
Energy Losses (%)	14.90%	13.82%	13.00%	13.30%	12.60%
MWh sold per employee	5,122	4,920	6,024	7,088	7,188
Customers per employee	648	647	771	931	965

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

In 2014, the Argentine government took a number of steps intended to continue servicing the bonds issued in the 2005 and 2010 exchange offers, which had limited success. Holdout creditors continued to litigate expanding the scope of issues to include payment by the Argentine government on debt other than the Exchange Bonds and the independence of the Central Bank.

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

In response to the global economic crisis, in December 2008, Law No. 26,425,  was passed by the Argentine Congress unifying the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (the National Social Security Agency, or the “ANSES”), and eliminating the pension and retirement system previously administered by private managers.  In accordance with the new law, private pension managers transferred all of the assets administered by them under the pension and retirement system to the ANSES.  Prior to 2009, a significant portion of the local demand for securities of Argentine companies came from Argentine private pension funds.  With the nationalization of Argentina’s private pension funds, the Argentine government, through the ANSES, became a significant shareholder in many of the country’s public companies.  In April 2011, the Argentine government lifted certain restrictions pursuant to which ANSES had been prevented from exercising more than 5% of its voting rights in any stock exchange listed company (regardless of the equity interest held by ANSES in such companies).  ANSES has since exercised its voting rights in excess of such 5% limit in order to appoint directors in different stock exchange listed companies.  ANSES’s interests may differ from or conflict with those of the other investors in such companies.  In addition, in September 2015, Law No. 27,181 was enacted, which prohibits the sale of shares in Argentine public companies held by the Argentine government or any other action that limits, alters or modifies the use, ownership or nature of such shares, without the prior authorization of Congress. Additionally, Law No. 27,181 created the National Government Equity Holdings Agency (Agencia Nacional de Participaciones Estatales en Empresas), a decentralized agency operating under the scope of the Argentine Executive Branch, which is in charge of implementing any policies and actions related to the exercise by the Argentine government of any rights arising out of the shares it holds. As of the date of this annual report, ANSES owns shares representing 26.8% of our capital stock, and also owns shares of capital stock of our affiliates, Pampa Energía S.A. and Transener.

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

Our losses for 2014 exceeded our reserves plus more than 50% of our capital stock at the end of that year, and we were therefore required to mandatorily reduce our capital stock pursuant to Article 206 of the Argentine Corporations Law unless we received a capital contribution or expected future revenues or results of operations which would result in our liabilities not exceeding 50% of our assets. In the shareholders’ meeting held on April 27, 2015 it was decided not to proceed with the mandatory stock reduction considering the better results in the first quarter of 2015. If our losses for any fiscal year exceed our reserves plus 50% or more of our capital stock at the end of any such year, we will fall under the purview of Section 206 of the Argentine Corporations Law and will be required to mandatorily reduce our capital stock. Moreover, if our shareholders’ equity becomes negative (that is, if our total liabilities exceed our total assets) at the end of any fiscal year, we will be required to dissolve and liquidate pursuant to Article 94 of the Argentine Corporations Law unless we receive a capital contribution or expect future revenues or results of operations which would result in our assets exceeding our liabilities. A mandatory capital stock reduction can adversely affect our results of operations and financial conditions and cause the market value of our ADSs and Class B common shares to decline.

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

Weather conditions may influence the demand for electricity, our ability to provide it and the costs of providing it.  In particular, severe weather may adversely affect our results of operations by causing significant demand increases, which we may be unable to meet without a significant increase in operating costs. This could strongly impact the continuity of our services and our quality indicators. For example, the exceptional thunderstorms that occurred in April and December of 2013 and a heat wave that occurred in December of 2013 affected the continuity of our services, both in the low voltage and medium voltage networks.  See “Item 4. Information on the Company—Business Overview—Quality Standards – Edenor’s Concession."  Furthermore, any such disruptions in the provision of our services could expose us to fines and orders to compensate those customers affected by any such power cuts, as has occurred in the past (see “Item 4. Information on the Company—Business Overview—Quality Standards —Fines and Penalties”).  Our financial condition, results of operations and cash flows could therefore be negatively affected by changes in weather conditions and severe weather.

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

Item 4A.      Unresolved Staff Comments

During June 2016, we engaged in discussions with the Commission regarding the comments by the staff of the Commission (the “Staff”) to our annual report on Form 20-F for the year ended December 31, 2014 relating to the presentation in the statement of cash flows of the financial assistance granted by the Argentine Government during 2014 and 2015. Such financial assistance was made through various loan agreements for the consumption and assignment of secured receivables in order for us to pay higher salary costs and also to cover the insufficiency of the funds deriving from the FOCEDE (the “loans for investments and salaries”).

As a result of such discussions, we concluded that the cash inflows from these loans should be presented within financing activities in the Statement of Cash Flows, as relevance must be placed more on the fact that these agreements were instrumented as loans than in the underlying reasons for these agreements, which was to provide an alternative source of cash inflows due to the lack of increases in tariffs and review of the concession contract for the last 15 years.

Accordingly, our statements of cash flows for the years ended December 31, 2015 and 2014 have been restated to present the cash inflows related to such agreements within financing activities in the statement of cash flows, instead of operating activities as previously presented. Also, the increase in the balances of loans with CAMMESA for funds received by the FOCEDE for the years ended December 31, 2015 and 2014 have been restated and are now presented as non-cash financing transactions in the supplementary disclosures to the statement of cash flows instead of operating activities as previously disclosed.

For a further information, see Note 1 to our restated financial statements included elsewhere in this annual report.

Although we have not received formal confirmation that the Staff has no further comments, we believe that the restatement described above and in our restated audited financial statements is appropriately responsive to the Staff’s comments.

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

On December 17, 2015, the Peso depreciated approximately 36% against the U.S. Dollar following the announcement of the lifting of a significant portion of exchange restrictions (See “—Risk Factors—Factors Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy, and consequently, our results of operations or financial condition”), which caused the Peso to U.S. Dollar exchange rate to reach Ps.13.40 to U.S.$1.00 as of December 31, 2015.                       ..

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

	Year ended December 31,
	2015	2014	2013
Technical losses	11.1%	10.8%	10.3%
Non technical losses	3.8%	3.5%	2.7%
Total losses	14.9%	14.3%	13.0%

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

(Loss) / Profit from discontinued operations

During 2012 and 2013, Edenor completed the sale of its formerly controlled companies (see “Item 4. Information on the Company”).  As a result, in 2014 Edenor did not present results from discontinued operations. In 2013, loss from discontinued operations totaled Ps. 95.1 million mainly as a result of AESEBA/EDEN’s assets sale which resulted in a loss of Ps. 96.5 million, after tax related effects.

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

Liquidity and capital resources

Sources and Uses of Funds

Our cash flows from operations have been significantly affected in recent periods due to our failure to obtain adjustments to our tariffs to cover increases in our distribution costs, resulting in a working capital deficit as of December 31, 2015, 2014 and 2013. In order to preserve and guarantee the provision of the public service and improve the existing cash deficit, beginning in October 2012, the Company decided to only partially cancel the obligations with CAMMESA with surplus cash balances. This decision arose as a consequence of all the commitments necessary to ensure the provision of the public service, including investment plans and ongoing operation and maintenance tasks. In 2015, following the issuance of Resolution No. 32/2015, we resumed full payment of our commercial obligations with CAMMESA, but did not cancel past commercial debt. As of December 31, 2015 the commercial debt with CAMMESA amounts to approximately Ps. 2,714.3 million including interests. In November 2015, we submitted to CAMMESA a repayment plan. As of the date of this annual report, negotiations with CAMMESA continue with respect to a final repayment schedule. See “Item 3. Risk Factors—Risk relating to our Business—We may not have the ability to raise the funds necessary to repay our commercial debt with CAMMESA, our major supplier.”

Since entering into the Adjustment Agreement in February 2006, we have been engaged in an Integral Tariff Revision or RTI with the ENRE, relating to the adjustment and renegotiation of the terms of the concession. If we are not able to recover all of the incremental costs contemplated in the Adjustment Agreement and all such future cost increases or there is a significant lag of time between when we incur the incremental costs and when we receive increased revenues, and/or if we are not successful in achieving a satisfactory re-negotiation of our tariff structure, we may be unable to comply with our financial and commercial obligations, we may suffer liquidity shortfalls and we may need to restructure our debt to ease our financial condition, all of which, individually or in the aggregate, would have a material adverse effect on our business and results of operations and may cause the value of our ADSs to decline.

The Argentine government adopted a series of measures such as the issuance of Resolution No. 347/2012 of the ENRE, Resolution No. 32/15 of the SE and the granting of certain economic assistance program (through the extension of loans for consumption (mutuums)) (the “Program”) for us to be able to  cope with our cash needs for specific purposes.  We consider the funds received through the Program as a supplementary measure to being granted increases in tariffs/rates. In connection with the foregoing, following the adoption of a new transitional tariff schedule as from February 1, 2016 and until completion of the RTI process, Resolution No. 7/16 of the Ministry of Energy suspended the transfer of funds that we received under the Program. Considering the funds received through the Program temporarily substituted or replaced the funds that we should have received through the collection of adjusted tariffs pursuant to the Concession Agreement and that such an atypical situation is not expressly covered by the accounting framework applicable to us, the obligations deriving from such economic assistance programs were classified in our financial statements as “Other payables” and the related costs as “Financial expenses”.

On June 24, 2014, by Note No. 4012/14, the SE instructed CAMMESA to enter into a loan for consumption (mutuum) and assignment of secured receivables agreement with us in order to pay the higher salary costs indicated in “Item 6. Directors, Senior Management and Employees – Employees”. The aforementioned agreement was entered into on July 10, 2014. The agreement was guaranteed by us with the assignment of the future surplus sale settlements with maturity dates to be determined (Liquidaciones de Venta con Fecha de Vencimiento a Definir - LVFVD) , as a result of the application of Resolution No. 250/13 of the SE.

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

Our principal uses of cash are expected to be operating costs, the servicing of our financial debt and our investment plan. We are subject to limitations on our ability to incur new debt under the terms of our debt instruments so the Company cannot assure that it will be able to obtain additional financing on acceptable terms. See “Debt”.

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

	Year ended December 31
	Restated	Restated
	2015	2014	2013
	(Figures in millions)
Cash and cash equivalents at beginning of year	179.1	243.5	71.1
Net cash flows provided by operating activities (1)	3,002.1	1,167.4	1,436.6
Net cash flows used in investing activities	(3,103.3)	(1,461.8)	(1,109.0)
Net cash flows generated in financing activities	42.0	224.9	(177.1)
Cash and cash equivalents at beginning of year included in assets of disposal group classified as held for sale	-	-	11.2
Exchange differences in cash and cash equivalents	9.1	5.1	10.7
Cash and cash equivalents at the end of year	129.0	179.1	243.5

(1)     Includes CAMMESA financing of Ps. 251.0 million; Ps.2,974.9 million, and Ps. 2,231.5 million as of December 31, 2015, December 31, 2014 and December 31, 2013, respectively.

Net Cash flows provided by operating activities

Net cash flows provided by operating activities increased 157.2% to Ps. 3,002.1 million in the year ended December 31, 2015, from Ps. 1,167.4 million in the year ended December 31, 2014.

Changes in net cash flows provided by operating activities in 2015 were primarily due to the income recognized pursuant Resolution No.32/15, partially offset by a decrease in the commercial debt with CAMMESA of Ps. 251.0 million.

Net cash flows provided by operating activities decreased by 23.1% to Ps. 1,167.4 million in the year ended December 31, 2014, from Ps. 1,436.6 million in the year ended December 31, 2013.

Changes in net cash flows provided by operating activities in 2014 were primarily due to an increase in the commercial debt with CAMMESA (Ps. 2,974.9 million) and to the funds obtained from PUREE (Ps. 482.9 million), partially offset by the recognition of higher costs under Resolution No. 250/13 of the SE and subsequent notes of the SE (Ps. 2,271.9 million), to a decrease in net loss (Ps. 779.7 million) and a decrease in trade payables (Ps. 528.4 million).

Net cash flows provided by operating activities increased 166.8% to Ps. 1,436.6 million in the year ended December 31, 2013, from Ps. 538.4 million in the year ended December 31, 2012.

Changes in net cash flows provided by operating activities in 2013 were primarily due to an increase in the commercial debt with CAMMESA (Ps. 2,231.5 million), to the funds obtained from PUREE (Ps. 491.9 million) and to an increase in net profit (Ps. 772.7 million), partially offset by the recognition of higher costs by Resolution No. 250/13 and subsequent notes of the SE (Ps. 2,933.1 million).

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

Net Cash flows generated in financing activities

Net cash flows generated in financing activities decreased by 81.3% to Ps. 42.0 million in the year ended December 31, 2015, from Ps. 224.9 million in the year ended December 31, 2014, primarily as a result of the decrease in the proceeds obtained from loans with CAMMESA (Ps. 214.9 million) and due to the payment of interest on loans (Ps. 172.9 million).

Net cash flows generated in financing activities increased by 227% to Ps. 224.9 million in the year ended December 31, 2014, from a use of Ps. 177.1 million in the year ended December 31, 2013, due to the proceeds obtained from loans with CAMMESA (Ps. 380.6 million).

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

PART II

Item 15.       Controls and Procedures

(a)     Background

The Company issued its audited annual financial statements under IFRS as of December 31, 2015 and 2014 and for the three years in the period ended December 31, 2015 on March 8, 2016 and filed those financial statements with the Commission on April 27, 2016.

Following discussions with the Staff regarding their comments to the presentation in the statement of cash flows of the financial assistance received from the Argentine government through the loans for investments and salaries, our management restated our financial statements for the years ended on December 31, 2015 and 2014.

(b) Disclosure Controls and Procedures

We had evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2015.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, we, with the participation of our chief executive officer and chief financial officer, concluded on April 27, 2016 that as of December 31, 2015, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

However , due to the above mentioned restatement of the Financial Statement, our chief executive officer and chief financial officer have subsequently revised that assessment and concluded that, as a result of the material weakness referred to below, our disclosure controls and procedures were not effective as of December 31, 2015.

(c)     Management’s Annual Report on Internal Control over Financial Reporting (As Restated)

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

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Our management did not maintain effective controls over the Company’s presentation for non-routine, ad-hoc and complex agreements between the Company and the Argentine government.  Specifically, controls over the interpretation of the accounting standards related to presentation of transactions in the statement of cash flows did not operate effectively as of December 31, 2015, which, as a result, impacted the classification between operating and financing cash flows and the disclosure of non-cash items related to the transaction. This control deficiency resulted in the restatement of the Company’s financial statements for the years ended on December 31, 2015 and 2014. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Accordingly, if not remediated, this deficiency could result in misstatements in the classification in the statement of cash flows that could, in turn, result in material misstatements of the Company’s financial statements that would not be timely prevented or detected.

Because of this material weakness, our management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2015, based on criteria in Internal Control—Integrated Framework issued by the COSO.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which appears herein.

(d) Remediation Plan

The Company will streamline and reinforce its current procedures for the proper analysis and interpretation of the accounting standards to appropriately present non-routine, ad-hoc and/or complex agreements in the statement of cash flows. In addition, the Company will provide additional training to personnel to better perform this analysis. Our management believes that the foregoing efforts will effectively remediate the material weakness.

(e) Attestation Report of the Registered Public Accounting Firm

Reference is made to the report of the Price Waterhouse & Co. S.R.L. on page F-3 of this annual report.

(f) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 18.       Financial Statements

Our financial statements are included in this annual report beginning on page F-1.

Item 19.       Exhibits

       Documents filed as exhibits to this Amendment No. 1 to our annual report:

12.1            Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2            Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1            Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima
By: /s/ Leandro Carlos Montero
Name: Leandro Carlos Montero Title: Chief Financial Officer

Date: July 20, 2016

EDENOR S.A.

RESTATED FINANCIAL STATEMENTS

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

Interest held by the parent company in capital stock and votes: 51.54%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2015

(amounts stated in pesos)

Class of shares	6.	Subscribed and paid-in (See Note 16)

Common, book-entry shares, face value 1 and 1 vote per share
Class A		462,292,111
Class B (1)		442,210,385
Class C (2)		1,952,604
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

The accompanying notes are an integral part of the restated Financial Statements

Edenor S.A.

Statement of Comprehensive Income (Loss)

for the years ended December 31, 2015, 2014 and 2013

(Stated in thousands of pesos)

	Note	12.31.15	12.31.14	12.31.13
Revenue	28	3,802,162	3,598,376	3,440,691
Electric power purchases		(2,021,981)	(1,878,088)	(2,050,295)
Subtotal		1,780,181	1,720,288	1,390,396
Transmission and distribution expenses	29	(3,153,664)	(2,825,062)	(2,055,285)
Gross loss		(1,373,483)	(1,104,774)	(664,889)

Selling expenses	29	(832,806)	(657,909)	(548,256)
Administrative expenses	29	(706,091)	(496,762)	(324,768)
Other operating expense, net	30	(422,546)	(265,505)	(80,497)
Gain from interest in joint ventures		1	5	5

Operating loss before higer costs recognition and SE Resolution 32/15		(3,334,925)	(2,524,945)	(1,618,405)
Income recognition on account of the RTI - SE Resolution 32/15	2	5,025,114	-	-
Higher cost recognition – SE Resolution 250/13 and subsequent Notes	2	551,498	2,271,927	2,933,052
Operating profit (loss)		2,241,687	(253,018)	1,314,647

Financial income	31	96,225	235,534	276,221
Financial expenses	31	(450,016)	(592,013)	(504,854)
Other financial results	31	(561,723)	(324,575)	(262,263)
Net financial expense		(915,514)	(681,054)	(490,896)
Profit (Loss) before taxes		1,326,173	(934,072)	823,751

Income tax	24	(183,730)	154,356	44,116
Profit (Loss) for the year from continuing operations		1,142,443	(779,716)	867,867

Discontinued operations		-	-	(95,108)
Profit (Loss) for the year		1,142,443	(779,716)	772,759

Profit (Loss) for the year attributable to:
Owners of the Company		1,142,443	(779,716)	771,739
Non-controlling interests		-	-	1,020
Profit (Loss) for the year		1,142,443	(779,716)	772,759

Profit (Loss) for the year attributable to the owners of the parent
Continuing operations		1,142,443	(779,716)	867,867
Discontinued operations		-	-	(96,128)
		1,142,443	(779,716)	771,739

Edenor S.A.

Statement of Comprehensive Income (Loss)

for the years ended December 31, 2015, 2014 and 2013 (Continued)

(Stated in thousands of pesos)

		12.31.15	12.31.14	12.31.13
Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	23	(3,678)	(17,823)	(20,951)
Tax effect of actuarial income on benefit plans	24	1,287	6,238	7,333
Total other comprehensive losses		(2,391)	(11,585)	(13,618)

Comprehensive income for the year attributable to:
Owners of the parent		1,140,052	(791,301)	758,121
Non-controlling interests		-	-	1,020
Comprehensive income (loss) for the year		1,140,052	(791,301)	759,141

Comprehensive (loss) Profit for the year attributable to the owners of the parent
Continuing operations		1,140,052	(791,301)	757,101
Discontinued operations		-	-	1,020
		1,140,052	(791,301)	758,121

Basic and diluted earnings (loss) per share:
Basic and diluted earnings (loss) per share	32	1.27	(0.87)	0.97
Basic and diluted (loss) earnings per share from discontinued operations	32	-	-	(0.11)

The accompanying notes are an integral part of the restated Financial Statements.

Edenor S.A.

Statement of Changes in Equity

for the years ended December 31, 2015, 2014 and 2013

(Stated in thousands of pesos)

	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Other comprehesive loss	Accumulated deficit	Total equity
Balance at December 31, 2012	897,043	397,716	9,412	10,347	3,452	(14,659)	(885,130)	418,181
Absorption of accumulated losses - Shareholders' Meeting of 04/25/2013	(89,704)	(397,716)	(941)	(10,347)	(3,452)	-	502,160	-
Reversion of absorption of accumulated losses - Shareholders' Meeting of 12/20/2013	89,704	397,716	941	10,347	3,452	-	(502,160)	-
Sale of subsidiaries	-	-	-	-	-	-	-	-
Profit for the year	-	-	-	-	-	-	771,739	771,739
Other comprehensive loss for the year	-	-	-	-	-	(13,618)	-	(13,618)
Balance at December 31, 2013	897,043	397,716	9,412	10,347	3,452	(28,277)	(113,391)	1,176,302

Loss for the year	-	-	-	-	-	-	(779,716)	(779,716)
Other comprehensive loss for the year	-	-	-	-	-	(11,585)	-	(11,585)
Balance at December 31, 2014	897,043	397,716	9,412	10,347	3,452	(39,862)	(893,107)	385,001

Profit for the year	-	-	-	-	-	-	1,142,443	1,142,443
Other comprehensive loss for the year	-	-	-	-	-	(2,391)	-	(2,391)
Balance at December 31, 2015	897,043	397,716	9,412	10,347	3,452	(42,253)	249,336	1,525,053

The accompanying notes are an integral part of the restated Financial Statements.

Edenor S.A.

Restated Statement of Cash Flows

for the years ended December 31, 2015, 2014 and 2013

(Stated in thousands of pesos)

		12.31.15	12.31.14
	Note	(restated)	(restated)	12.31.13
Cash flows from operating activities
Profit (Loss) for the year		1,142,443	(779,716)	772,759
Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	29	281,407	237,639	212,148
Loss on disposals of property, plants and equipments	9	3,513	959	1,230
Net accrued interest	31	333,674	340,970	196,626
Exchange differences	31	894,773	427,896	365,759
Income tax	24	183,730	(154,356)	(44,116)
Allowance for the impairment of trade and other receivables, net of recovery		24,084	19,692	33,699
Adjustment to present value of receivables	31	(5,387)	(8,128)	(2,378)
Provision for contingencies	27	226,449	75,417	36,033
Other expenses - FOCEDE	30	59,563	97,701	-
Changes in fair value of financial assets	31	(323,610)	(67,591)	(16,097)
Accrual of benefit plans	23	89,254	51,425	22,540
Gain from interest in joint ventures		(1)	(5)	(5)
Higher cost recognition – SE Resolution 250/13 and subsequent Notes	2	(551,498)	(2,271,927)	(2,933,052)
Income recognition on account of the RTI - SE Resolution 32/15	2	(495,516)	-	-
Net gain from the repurchase of Corporate Bonds	31	-	(44,388)	(88,879)
Income from non-reimbursable customer contributions	30	(764)	-	168,628
Changes in operating assets and liabilities:
Increase in trade receivables		(40,557)	(55,276)	(48,471)
Decrease (Increase) in other receivables		375,620	(134,708)	(111,942)
(Increase) Decrease in inventories		(60,898)	9,883	(42,692)
Increase (Decrease) in deferred revenue		45,490	76,187	(700)
Increase (Decrease) in trade payables		660,835	(528,353)	(87,028)
Increase in salaries and social security payable		139,663	226,689	95,319
Decrease in benefit plans		(21,177)	(11,017)	(7,904)
Decrease in tax liabilities		(140,955)	(28,704)	(44,888)
(Increase) Decrease in other payables		(62,125)	262,316	262,007
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)		25,612	482,929	491,947
Net decrease in provisions		(32,550)	(33,042)	(25,299)
Subtotal before variations of account payables with Cammesa		2,751,072	(1,807,508)	(794,756)
Increase in account payables with Cammesa		251,045	2,974,876	2,231,477
Net cash flows generated by operating activities		3,002,117	1,167,368	1,436,721

Edenor S.A.

Restated Statement of Cash Flows

for the years ended December 31, 2015, 2014 and 2013 (Continued)

(Stated in thousands of pesos)

		12.31.15	12.31.14
	Note	(restated)	(restated)	12.31.13

Cash flows from investing activities
Payment of property, plants and equipments		(2,095,532)	(1,400,140)	(892,431)
Net (payment for) collection of purchase / sale of financial assets at fair value		(1,012,037)	(64,625)	(97,399)
Collection of financial receivables with related companies		-	-	2,051
Collection of receivables from sale of subsidiaries - SIESA		4,272	2,976	2,940
Discontinued operations		-	-	(124,246)
Net cash flows used in investing activities		(3,103,297)	(1,461,789)	(1,109,085)

Cash flows from financing activities
Payment of principal on loans	21	-	(424)	(25,535)
Payment of interest on loans	21	(172,923)	(155,251)	(176,976)
Discontinued operations		-	-	25,388
Proceeds from PP&E mutuum		-	100,000	-
Proceeds from Salaries mutuum		214,894	280,622	-
Net cash flows generated by (used in) financing activities		41,971	224,947	(177,123)

(Decrease) Increase in cash and cash equivalents		(59,209)	(69,474)	150,513

Cash and cash equivalents at the beginning of year	15	179,080	243,473	71,108
Cash and cash equivalents at the beginning of year included in assets of disposal group classified as held for sale		-	-	11,154
Exchange differences in cash and cash equivalents		9,081	5,081	10,698
(Decrease) Increase in cash and cash equivalents		(59,209)	(69,474)	150,513
Cash and cash equivalents at the end of the year	15	128,952	179,080	243,473

Supplemental cash flows information
Non-cash activities

Financial costs capitalized in property, plants and equipments	9	(255,932)	(123,861)	(24,532)

Acquisitions of property, plant and equipment through increased trade payables		(166,763)	(144,833)	(126,419)

Increase (Decrease) from offsetting of PUREE-related liability against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)	2	10,619	(574,010)	(1,661,105)

Increase (Decrease) from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)	2	158,081	(2,218,424)	(1,152,266)

Decrease from offset of other liabilities with CAMMESA for loans for consumption (Mutuums) granted for higher salary costs (SE Resolution 32/15)	2	(495,516)	-	-

Amounts received from CAMMESA through FOCEDE		723,616	100,000	-

Decrease in financial assets at fair value from repurchase of Corporate Bonds	21	-	91,638	165,085

Increase in financial assets at fair value from subsidiary sale		-	-	(334,340)

Decrease of other receivables for collection of receivables from related companies with corporate notes		-	-	52,840

Net increase of trade receivables from sale of assets of disposal group classified as held for sale		-	-	(44,627)

Acquisitions of property, plant and equipment through increased FOTAE debt	34	-	(32,939)	(48,960)

The accompanying notes are an integral part of the restated Financial Statements.

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014

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

Restatement of previously issued Financial Statements

The Company has restated its financial statements for the year ended December 31, 2015 and 2014 (the “Financial Statements”) to correct an error in the presentation of the cash inflows related to a financial assistance program granted by the Argentine Government to the Company, through various loan agreements for the consumption and assignment of secured receivables, in order to pay the higher salary costs and also to cover the insufficiency of the funds deriving from the FOCEDE (the “loans for investments and salaries”).

This restatement follows the conclusion of discussions with the Staff of the U.S. Securities and Exchange Commission regarding Staff comments relating to the presentation in the statement of cash flows of the financial assistance received from the Argentine Government through the loans for investments and salaries, as explained in Note 2.C.VIII to the 2015 Financial Statements.

As a result of these discussions, the Company has restated the presentation of the cash inflows related to these agreements, placing more relevance on the fact that these agreements were instrumented as loans and not on the underlying reasons for these agreements, which was to provide an alternative source of cash inflows in the lack of increases in tariffs and review of the concession contract for the last 15 years.

Accordingly, the Company’s statements of cash flows for the years ended December 31, 2015 and 2014 have been restated to present the cash inflows related to such agreements within financing activities in the statement of cash flows, instead of operating activities as previously presented. Also, the increase in the balances of the loans with CAMMESA for funds received by the FOCEDE for the years ended December 31, 2015 and 2014 have been restated and are now presented as non-cash financing transactions in the supplementary disclosures to the statement of cash flows instead of operating activities as were previously presented.

The restatement, which is treated as the correction of an error under accounting rules, impacts only the Statement of Cash Flows for the year ended December 31, 2015 and 2014. The restatement impacts only the years ended December 31, 2015 and 2014. No impact was recorded on the Financial Statements for the year ended December 31, 2013.

As a result of the restatement, cash flows from operating activities have decreased by $ 214.9 million and $ 380.6 million in 2015 and 2014, respectively, with a corresponding increase for such amounts in the cash flows from financing activities. Of such amounts, $214.9 million and $280.6 million in 2015 and 2014, respectively, did not result in future cash outflows, as they were offset with the grant received under Resolution No. 32/15, and disclosed as non-cash transactions under the “Decrease from offsetting liability with CAMMESA from loans for consumption (mutuums) granted for higher salary cost (SE Res. No. 32/15)” heading in the supplementary disclosures to the statement of cash flows for the year ended December 31, 2015 and 2014. Also, the amounts of $ 723.6 million and $ 100 million in 2015 and 2014, respectively, are now disclosed as non-cash transaction under the “Amounts received from CAMMESA through FOCEDE” heading in the supplementary disclosures to the statement of cash flows.

There are no impacts in the statements of financial position, comprehensive income, or equity, nor in the basic and diluted earnings per share.

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

Following the restatement, these Restated Financial Statements for the years ended December 31, 2015 and 2014 of the Company have been approved and authorized for issue by the Board of Directors on July 20, 2016.

The effect of this restatement on the previously issued statement of cash flows for the years ended December 31, 2015 and 2014 is as follows:

(1)        Corresponds to loans for salaries and were disclosed in the statement of cash flows under the heading “Increase in account payable and loans (MUTUUM) with CAMMESA in distribution”. See Note 2.C.VIII.

(2)        Corresponds to loans for investments. See Note 2.C.VIII.

(3)        Corresponds to the grant received under SE Resolution No. 32/15, issued on March 11, 2015 establishing the offsetting of the CAMMESA loans for salaries (2014 and 2015) with this grant. See Note 2.C.IX.

(4)        Corresponds to loans for salaries and investments, $ 280.6 million and $ 100 million, respectively.

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

3.                  Basis of preparation

The restated financial statements for the year ended December 31, 2015 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, incorporated by the CNV.

The balances as of December 31, 2014, disclosed in these restated financial statements for comparative purposes, arise from the financial statements as of that date. Certain amounts of the financial statements presented for comparative purposes have been reclassified following the disclosure criteria used for the restated financial statements for the reporting year.

The restated financial statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise.

These restated financial statements were approved for issue by the Company Board of Directors on July 20, 2016.

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

4.20          Higher costs recognition

The recognition of higher costs (Note 2.c.VI) not transferred to the tariff, as well as the recognition established by SE Resolution 32/15 fall within the scope of IAS 20 inasmuch as they imply a compensation to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession.

Their recognition is made at fair value when there is reasonable assurance that they will be collected and the conditions attached thereto have been complied with, i.e. provision of the service in the case of the recognition established in SE Resolution 32/15, and the ENRE’s approval and the SE’s recognition, by means of a Note or Resolution, in the case of the recognition of higher costs (Note 2.c.VI).

As for the income deriving from the funds to which SE Resolution No. 745/05 (Note 2.c.VI) refers, it is recognized on the basis of amounts billed.

Such concepts have been disclosed in the “Recognition of income on account of the RTI – Resolution 32/15” and “Higher Costs Recognition - SE Resolution 250/13 and subsequent Notes” line items of the Statement of Comprehensive Income as of December 31, 2015 and 2014, recognizing the related tax effects. There have been no unfulfilled conditions or any other related contingencies.

5.                   Financial risk management

5.1               Financial risk factors

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

The management of the financial risk is part of the Company’s overall policies, which focus on the unpredictability of the financial markets and seek to minimize potential adverse effects on its financial performance. Financial risks are the risks derived from the financial instruments to which the Company is exposed during or at the end of each year. The Company uses derivative instruments to hedge exposure to certain risks whenever it deems appropriate in accordance with its internal risk management policy.

Risk management is controlled by the Finance and Control Department, which identifies, evaluates and hedges financial risks. Risk management policies and systems are periodically reviewed so that they can reflect the changes in the market’s conditions and the Company’s activities.

This section includes a description of the main risks and uncertainties that could have a material adverse effect on the Company’s strategy, performance, results of operations and financial position.

a.              Market risks

                              i.               Currency risk

Currency risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in foreign currency exchange rates. The Company’s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity rates that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial liabilities is denominated in US dollars. Therefore, the Company is exposed to the risk of a loss resulting from a devaluation of the peso. The Company may hedge its currency risk trying to enter into currency futures. Nevertheless, at the date of issuance of these financial statements, it has not been able to hedge its exposure to the US dollar under such terms as it may consider viable.

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

Disclosed in the Additions line of the Furniture, tools, vehicles, equipment, communication and advances to suppliers column.

10.               Financial instruments

10.1            Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2015
Assets
Trade receivables	963,005	-	-	963,005
Other receivables	842,716	43,219	347,702	1,233,637
Cash and cash equivalents			-
Cash and Banks	35,145	-	-	35,145
Checks to be deposited	319	-	-	319
Time deposits	-	-	-	-
Money market funds	-	93,488	-	93,488
Financial assets at fair value through profit or loss:
Government bonds	-	370,161	-	370,161
Derivative financial instruments	-	197	-	197
Money market funds	-	1,213,840	-	1,213,840
Total	1,841,185	1,720,905	347,702	3,909,792

As of December 31, 2014
Assets
Trade receivables	882,949	-	-	882,949
Other receivables	110,212	38,396	350,934	499,542
Cash and cash equivalents
Cash and Banks	38,390	-	-	38,390
Checks to be deposited	301	-	-	301
Time deposits	-	4,852	-	4,852
Money market funds	-	135,537	-	135,537
Financial assets at fair value through profit or loss:
Government bonds	-	21,150	-	21,150
Government bonds - AESEBA trust	-	-	-	-
Money market funds	-	233,297	-	233,297
Total	1,031,852	433,232	350,934	1,816,018

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Non-financial liabilities	Total
As of December 31, 2015
Liabilities
Trade and other payables	5,045,959	-	2,197,986	7,243,945
Borrowings	2,509,773	-	-	2,509,773
Total	7,555,732	-	2,197,986	9,753,718

As of December 31, 2014
Liabilities
Trade and other payables	3,724,971	-	1,637,708	5,362,679
Borrowings	1,632,403	-	-	1,632,403
Derivative financial instruments	-	5,895	-	5,895
Total	5,357,374	5,895	1,637,708	7,000,977

Financial instruments categories have been determined based on IFRS 9.

The income, expenses, gains and losses resulting from each category of financial instruments are as follow:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2015
Interest income	96,225	-	96,225
Exchange differences	14,326	5,745	20,071
Bank fees and expenses	(20,117)	-	(20,117)
Changes in fair value of financial assets	-	350,543	350,543
Adjustment to present value	3,984	1,403	5,387
Total	94,418	357,691	452,109

As of December 31, 2014
Interest income	235,534	-	235,534
Exchange differences	17,432	8,082	25,514
Bank fees and expenses	(15,509)	-	(15,509)
Changes in fair value of financial assets	-	71,029	71,029
Adjustment to present value	8,282	(154)	8,128
Total	245,739	78,957	324,696

As of December 31, 2013
Interest income	287,068	-	287,068
Exchange differences	29,410	-	29,410
Bank fees and expenses	(10,313)	-	(10,313)
Changes in fair value of financial assets	-	16,097	16,097
Adjustment to present value	2,378	-	2,378
Other	-	58	58
Total	308,543	16,155	324,698

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Non-financial instruments	Total
As of December 31, 2015
Interest expense	(429,899)	-	-	(429,899)
Other financial results	(22,880)	-	-	(22,880)
Exchange differences	(914,844)	-	-	(914,844)
Total	(1,367,623)	-	-	(1,367,623)

As of December 31, 2014
Interest expense	(576,504)	-	-	(576,504)
Other financial results	(20,224)	-	-	(20,224)
Exchange differences	(453,410)	-	-	(453,410)
Net gain from the repurchase of Corporate Notes	44,388	-	-	44,388
Total	(1,005,750)	-	-	(1,005,750)
As of December 31, 2013
Interest expense	(481,184)	-	(13,357)	(494,541)
Other financial results	(14,763)	-	-	(14,763)
Bank fees and expenses	-	-	-	-
Exchange differences	(395,169)	-	-	(395,169)
Net gain from the repurchase of Corporate Notes	88,879	-	-	88,879
Total	(802,237)	-	(13,357)	(815,594)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

The Company’s borrowings are denominated in the following currencies:

	12.31.15	12.31.14
Argentine pesos	-	-
US dollars	2,509,773	1,632,403
	2,509,773	1,632,403

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

The roll forward of the Company’s borrowings during the year was as follows:

Balance at 12.31.2012	1,453,843
Discontinued operations	(60,629)
Principal repaid	(25,535)
Interest paid	(176,976)
Repurchase of Corporate Notes	(165,085)
Repurchase of Corporate Notes from collection of receivables with related companies	(52,840)
Gain from the repurchase of Corporate Notes	(176,104)
Exchange difference and interest accrued	553,858
Balance at 12.31.2013	1,350,532
Principal repaid	(424)
Interest paid	(155,251)
Repurchase of Corporate Notes	(91,638)
Gain from the repurchase of Corporate Notes	(52,848)
Exchange difference and interest accrued	490,814
Cost capitalized	91,218
Balance at 12.31.2014	1,632,403
Interest paid	(172,923)
Exchange difference and interest accrued	961,519
Costs capitalized	88,774
Balance at 12.31.2015	2,509,773

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

22.              Salaries and social security taxes

a.      Salaries and social security taxes payable

	12.31.15	12.31.14
Non-current
Early retirements payable	6,324	3,116
Seniority-based bonus	73,715	59,742
Total non-current	80,039	62,858

Current
Salaries payable and provisions	639,293	543,564
Social security payable	89,331	64,899
Early retirements payable	4,507	2,186
Total current	733,131	610,649

b.      Salaries and social security taxes charged to profit or loss

	12.31.15	12.31.14	12.31.13
Salaries	1,791,286	1,414,922	892,679
Social security taxes	696,611	449,464	227,276
Total salaries and social security taxes	2,487,897	1,864,386	1,119,955

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

The amounts and conditions vary in accordance with the collective bargaining agreement and for employees who are not union members.

	12.31.15	12.31.14
Non-current	204,386	150,355
Current	28,291	10,566
Total Benefit plans	232,677	160,921

The detail of the benefit plan obligations as of December 31, 2015 and 2014 is as follows:

	12.31.15	12.31.14
Benefit payment obligations at beginning of year	160,921	102,691
Current service cost	29,241	8,080
Interest cost	60,013	43,345
Actuarial losses	3,678	17,823
Benefits paid to participating employees	(21,176)	(11,018)
Benefit payment obligations at year end	232,677	160,921

As of December 31, 2015 and 2014, the Company does not have any assets related to post-retirement benefit plans.

The detail of the charge recognized in the statement of comprehensive income is as follows:

	12.31.15	12.31.14	12.31.13
Cost	29,241	8,080	3,678
Interest	60,013	43,345	18,862
Actuarial results - Other comprehensive loss	3,678	17,823	20,951
	92,932	69,248	43,491

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

The main actuarial assumptions used by the Company were the following:

	12.31.15	12.31.14
Discount rate	6%	6%
Salary increase	2%	2%
Inflation	32%	32%

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

	12.31.15	12.31.14	12.31.13
Deferred tax	(38,406)	154,356	(44,116)
Current tax	(145,324)	-	(105,535)
Income tax expense	(183,730)	154,356	(149,651)

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

	12.31.15	12.31.14	12.31.13
Profit (Loss) before taxes	1,326,173	(934,072)	823,751
Applicable tax rate	35%	35%	35%
(Loss) Profit at the tax rate	(464,161)	326,925	288,313

Gain from interest in joint ventures	-	2	(2)
Non-taxable income / Non-deductible loss	44,595	-	-
Difference between provision and tax return	(42,332)	10,521	-
Discontinued operations	-	-	(56,456)
Other	-	(25)	4,338
Subtotal	(461,898)	337,423	236,193

Unrecognized net deferred tax assets/liabilities	282,399	(183,067)	(385,844)
Expiration of tax loss-carryforwards	(4,231)	-	-
Income tax expense	(183,730)	154,356	(149,651)

Continuing operations	(183,730)	154,356	(44,116)
Discontinued operations	-	-	(105,535)

25.               Tax liabilities

	12.31.15	12.31.14
Non-current
Tax regularization plan	1,922	3,164
Total Non-current	1,922	3,164

Current
Income tax provision net (1)	16,332	-
Tax on minimum national income tax payable, net	-	14,730
Provincial, municipal and federal contributions and taxes	73,805	67,999
Tax withholdings	32,750	34,625
SUSS (Social Security System) withholdings	-	1,485
Municipal taxes	44,983	39,870
Tax regularization plan	1,877	1,774
Total Current	169,747	160,483

(1)      As of December 31, 2015, the Company generated positive tax results, which allowed for the recognition in the period of accrued tax losses carry forward.

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

As of December 31, 2015 and 2014, future minimum payments with respect to operating assignments of use are as follow:

	12.31.15	12.31.14
2015	-	26,123
2016	47,897	19,864
2017	19,464	15,740
2018	6,321	5,698
2019	4,310	4,310
2020	147	147
2021	147	-
Total future minimum lease payments	78,286	71,883

Total expenses for operating assignments of use for the years ended December 31, 2015, 2014 and 2013 are as follow:

	12.31.15	12.31.14	12.31.13
Total lease expenses	38,569	31,043	19,786

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

•         As assignor

The Company has entered into operating assignment of use contracts with certain cable television companies granting them the right to use the poles of the Company’s network. Most of these contracts include automatic renewal clauses.

As of December 31, 2015 and 2014, future minimum collections with respect to operating assignments of use are as follow:

	12.31.15	12.31.14
2015	90,522	72,922
2016	84,949	5,481
2017	251	200
2018	-	157
2019	-	-
2020	-	-
2021	-	-
Total future minimum lease collections	175,722	78,760

Total income from operating assignments of use for the years ended December 31, 2015; 2014 and 2013 is as follows:

	12.31.15	12.31.14	12.31.13
Total lease income	76,417	57,463	41,538

27.               Provisions

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
At 12.31.13	83,121	10,667

Increases	34,860	40,557
Decreases	(5,886)	(27,156)
At 12.31.14	112,095	24,068

Increases	147,478	78,971
Decreases	-	(32,550)
At 12.31.15	259,573	70,489

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

28.              Revenue from sales

	12.31.15	12.31.14	12.31.13
Sales of electricity (1)	3,720,442	3,536,147	3,393,759
Right of use on poles	76,417	57,463	41,538
Connection charges	4,195	3,929	4,218
Reconnection charges	1,108	837	1,176
Total Revenue from sales	3,802,162	3,598,376	3,440,691

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

30.              Other operating expense, net

	12.31.15	12.31.14	12.31.13
Other operating income
Services provided to third parties	53,621	33,305	21,700
Commissions on municipal taxes collection	14,775	12,040	8,638
Other net income with Related Companies	6,188	5,020	3,857
Recovery of allowance of trade receivables and other receivables	-	1,839	4,318
Not refundable advance payments received for subsidiaries sale agreements	-	-	8,868
Income from non-reimbursable customer contributions	764	764	700
Others	4,613	205	14,199
Total other operating income	79,961	53,173	62,280

Other operating expense
Net expense from technical services	(12,900)	(16,236)	(15,541)
Gratifications for services	(43,192)	(24,985)	(15,876)
Cost for services provided to third parties	(52,421)	(25,265)	(9,035)
Severance paid	(11,801)	(8,202)	(4,924)
Debit and Credit Tax	(85,138)	(64,720)	(55,548)
Other expenses - FOCEDE	(59,563)	(97,701)	-
Provision for contingencies	(226,449)	(75,417)	(36,033)
Disposals of property, plant and equipment	(3,513)	(959)	(1,230)
Related parties (Note 33.b)	(679)	(1,230)	(1,069)
Other	(6,851)	(3,963)	(3,521)
Total other operating expense	(502,507)	(318,678)	(142,777)

31.               Net financial expense

	12.31.15	12.31.14	12.31.13
Financial income
Commercial interest	46,109	43,265	45,383
Financial interest	50,116	192,269	230,838
Total financial income	96,225	235,534	276,221

Financial expenses
Interest and other (1)	(233,769)	(111,356)	(155,388)
Fiscal interest	(3,652)	(5,477)	(13,357)
Commercial interest (3)	(192,478)	(459,671)	(325,796)
Bank fees and expenses	(20,117)	(15,509)	(10,313)
Total financial expenses	(450,016)	(592,013)	(504,854)

Other financial results
Exchange differences	(894,773)	(427,896)	(365,759)
Adjustment to present value of receivables	5,387	8,128	2,378
Changes in fair value of financial assets (2)	350,543	71,029	26,944
Net gain from the repurchase of Corporate Notes	-	44,388	88,879
Other financial expense	(22,880)	(20,224)	(14,705)
Total other financial expense	(561,723)	(324,575)	(262,263)
Total net financial expense	(915,514)	(681,054)	(490,896)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

	12.31.15	12.31.14	12.31.13
	Continuing operations	Continuing operations	Continuing operations	Discontinued operations
Profit (Loss) for the year attributable to the owners of the Company	1,142,443	(779,716)	867,867	(96,128)
Weighted average number of common shares outstanding	897,043	897,043	897,043	897,043
Basic and diluted earnings (loss) per share – in pesos	1.27	(0.87)	0.97	(0.11)

33.              Related-party transactions

•            The following transactions were carried out with related parties:

a.                 Income

Company	Concept	12.31.15	12.31.14	12.31.13

CYCSA	Other income	6,188	5,018	3,857
PYSSA	Advertising on EDENOR bill	-	2	-
PESA	Interest	-	-	11,606
		6,188	5,020	15,463

b.             Expense

Company	Concept	12.31.15	12.31.14	12.31.13

EASA	Technical advisory services on financial matters	(22,791)	(20,134)	(13,599)
SACME	Operation and oversight of the electric power transmission system	(27,331)	(19,605)	(14,745)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	(679)	(1,230)	(1,069)
PYSSA	Financial and granting of loan services to customers	(89)	(90)	(95)
PISA	Interest Corporate Notes 2022	(2,110)	-	-
		(53,000)	(41,059)	(29,508)

c.              Key management personnel’s remuneration

	12.31.15	12.31.14	12.31.13
Salaries	70,545	54,853	40,539
	70,545	54,853	40,539

•            The balances with related parties are as follow:

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

Discontinued operations

The financial statements related to discontinued operations included in this financial statement are disclosed below:

a.       Statements of comprehensive loss

	12.31.15	12.31.14	12.31.13
Revenue for services	-	-	399,619
Revenue from construction	-	-	9,028
Cost of sales	-	-	(164,241)
Cost of construction	-	-	(9,028)
Gross profit	-	-	235,378
Transmission and distribution expenses	-	-	(104,392)
Selling expenses	-	-	(56,439)
Administrative expenses	-	-	(36,855)
Other operating income	-	-	1,865
Other operating expense	-	-	(2,600)
Operating profit	-	-	36,957

Financial income	-	-	14,803
Financial expenses	-	-	(28,576)
Other financial results	-	-	(7,473)
Net financial expense	-	-	(21,246)
Profit before taxes	-	-	15,711

Income tax and minimum national income tax	-	-	(7,136)
Profit after taxes	-	-	8,575

Loss on subsidiary sale	-	-	(185,959)
Loss from assets made available for sale	-	-	(7,146)
Tax effect	-	-	89,422
Loss for the year	-	-	(95,108)

Gain (loss) for the year attributable to:
Owners of the parent	-	-	(96,128)
Non-controlling interests	-	-	1,020
	-	-	(95,108)

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

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

41.               Events after the reporting period

41.1.          Extraordinary bonus to employees

Salaries and social security charges: on January 18, 2016, the Company entered into two agreements, one with the Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union Federal Capital) and another one with the Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies), pursuant to which the Company agreed to grant, on a voluntary and one-time basis, an extraordinary bonus of $ 5,000 to all the employees subject to the collective bargaining agreements of the aforementioned union/association.

The bonus was paid in two installments of $ 2,000 and $ 3,000 on January 21 and March 21, 2016, respectively. The payment of the aforementioned bonus was extended to all Company employees.

The total recorded charge amounted to $24.9 million.

41.2.         New measures aimed at the restructuring of the electricity sector

Penalties

By  means of ENRE Note No. 120,151,  which establishes the  new  criterion  to calculate penalties, the Company is informed of the payment  in  Argentine  pesos of the penalties stated in kWh. The effect of these resolution has been recorded during 2016.

Additionally,  considering  the  aforementioned  ENRE  Note, the Company is evaluating  with  the  regulatory  authority  the  scope  of the provisions thereof  with  regard  to  all  the penalties recorded . This includes, for example,  clarifying  the  ENRE’s  criterion  to  define  what  constitutes “remuneration”  for  purposes of determining the penalties accrued prior to April  15,  2016  and  not  yet issued, as well as the obligation to accrue interest  on  the  penalties issued until the date of their cancellation or payment.  If  the  term  “remuneration”  were interpreted by the ENRE as to include  all  the  amounts received in the form of, for example, government grants,  or  if  the  accrual  of interest on penalties issued were, in the ENRE’s opinion, applicable, the amount of the provision for penalties could increase   significantly.

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

Compensation payable to Customers

On March 21, 2016, the ENRE issued Resolution 31/2016, pursuant to which it was provided that each small-demand residential customer (T1R) who suffered  power outages between February 12 and 18 2016 must be paid a compensation of (i) six hundred pesos if the power cut lasted more than 12 continuous hours but did not exceed 24 continuous hours; (ii) nine hundred thirty-one pesos if the power cut lasted more than 24 continuous hours but did not exceed 48 hours; and (iii) one thousand sixty-five pesos if the power cut lasted more than 48 continuous hours.

The total amount of the compensation payable to customers by way of discounts amounts $ 73 million, which started being credited to customer bills issued as from April 25, 2016.

Redemption of corporate notes

On July 12th 2016 The Company proceeded to redeem the corporate senior notes due on 2017 .

The outstanding amount redeemed was US dollars 14.76 million, 100 % of its nominal value with accrued interest of $ 0.40 million.

ENRE Resolution 347/12 - Fund for Electric Power Distribution Expansion and Consolidation Works (FOCEDE)

According to the provisions of Resolution ENRE No. 2/16, on the discontinuation of the FOCEDE trust, on June 23, 2016 the Company received $ 86.3 million pesos as reimbursement for the sums transferred to FOCEDE. At the date of issuance of these financial statements, consequently the Company proceeded to the final settlement of that trust.

41.3.         Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2016 decided among other issues, the following:

•         To approve the Annual Report and the Financial Statements of Edenor S.A. as of December 31, 2015;

•         To Appoint Directors and alternate directors;

•         To approve the actions taken by the Directors and Supervisory Committee members, together with the remuneration thereof;

•         To appoint  the authorities and the external auditors for the current fiscal year;

•         To allocate a the legal reserve of $ 73.3 million, of which $ 64 million correspond to the restoring of the reserve used to solve accumulated losses, and $ 9.3 million to the mandatory allocation;

•         To record a voluntary reserve in accordance with the terms of section 70 of the General Law of Commercial Corporations for an amount of $ 176.1 million aimed at  investments and other financial needs, authorizing the Company Board of Directors to apply the amount thereof, whether in full or in part, and to approve the methodology, time periods and conditions of those investments.

41.4.         Precautionary measures

As from May 2016 and until the date of issuance of these financial statements, Edenor has been notified by several courts from the Province of Buenos Aires of precautionary measures requested by different customers, both individual and districts (Private Hospital de la Merced S.A., Municipio de La Matanza,  Club Atlético 3 de Febrero, Club Ferrocarril Mitre Deportivo Social y Cultural, Sociedad Alemana de Gimnasia de Villa Ballester, Club Social y Deportivo Las Heras, Club Sportivo San Andrés, Cooperativa de Trabajo 19 de Diciembre, San Martín, Pilar and Escobar Municipality’s inhabitants), which all together represent more than 30% of Edenor’s sales, ordering the suspension of the tariff increase provided by Resolutions No. 6/2016 and 7/2016 of the Energy and Mining Ministry and Resolution No. 1/2016 of the ENRE, retroactively to the date such resolutions entered in force (February 2016).

EDENOR S.A.

Notes to the restated Financial Statements as of December 31, 2015 and 2014 (continued)

These measures (except for the one covering all the Province of Buenos Aires discussed in the paragraph below) required Edenor to refrain from invoicing with the tariff increase, and to return any amounts of the increases already collected, through a credit on the customers’ accounts. Edenor complied with the courts’ resolutions and started to re-issue the invoices based on previous tariff scheme, crediting amounts collected in addition to those tariffs in each client account. The estimated impact of complying with these resolutions at June 30, 2016 amounts to approximately $ 1,470 million in revenues. The incremental cost related to those revenues are of an estimated amount of $ 681 million.

Also, on July 15, 2016 Edenor has been notified by the ENRE of the issuance by the Second Division of the Federal Court of the City of La Plata, instructing the suspension of the aforementioned tariff increase, applicable to the Province of Buenos Aires. In this case, the resolution from the Court suspends application of the Resolutions mentioned above  for a period of three months as from the date of issuance of the injuction, but it does not establish the retroactive application of such suspension.

Edenor has requested the intervening courts to give notice to CAMMESA of the suspension of the resolutions mentioned above, so as to avoid CAMMESA to continue invoicing the energy being purchased by Edenor, and affected by the precautionary measures, with the increased seasonal price established by Resolution 6/2016 of the Ministry of Energy and Mining. Furthermore, Edenor has itself given notice to CAMMESA of such situation.

Edenor has taken all steps within its reach from a judicial standpoint in order to revert this situation and while it awaits courts definitions, it is evaluating its consequences and any further actions to be taken.

Due to these judicial resolutions the Executive Branch, who initially established the tariff increases, requested the Supreme Court of Justice to address the matter and decide on the legality, correspondence and applicability of tariff increases.

Application of Resolutions 6 and 7 of the Ministry of Energy and Mining, and 1/2016 of the ENRE, as of June 30, 2016 purport additional revenue to Edenor for an estimated amount of $ 4,898 million. They also gave place to additional costs (for energy received from CAMMESA) for an estimated amount of $ 2,204 million. Should the Supreme Court declare these Resolutions null and void, such amounts represent the maximum effect in the financial statements as of June 30, 2016.

Notwithstanding the foregoing, in case such resolutions are declared null and void, the Company understands that the former scheme of Resolution SE 32 would re-enter into force, since it was abrogated by Resolution 7, which is now being questioned. In such case the National Government should restart granting assistance to the Company to pay for its obligations until a new tariff increase is established.

At this moment, it is not possible to estimate the final outcome of this situation. In any case, the company continues to prepare its financial statements on a going concern basis, as it believes that, until this situation is solved, the government will not require the Company to pay CAMMESA for the electricity sold, and will also provide funding to the company to settle other liabilities (such as salaries) through the Resolution 32 or a similar regime.

RICARDO TORRES
Chairman