Form 20-F/A
period 2015-12-31
EDENOR
filed 2016-07-21
CIK 1395213

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 2)

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

On April 27, 2016, the Company filed its annual report on Form 20-F for the year ended December 31, 2015 (the “Original Annual Report”) with the Securities and Exchange Commission (the “Commission”).  On July 21, 2016, the Company filed an amendment to its annual report on Form 20-F for the year ended December 31, 2015 (“Amendment No. 1” and, together with the Original Annual Report, the “Annual Report”).

This amendment on Form 20-F/A (this “Amendment No. 2”) amends and restates the Annual Report solely to include the report of Price Waterhouse & Co. S.R.L., an independent registered public accounting firm.

Amendment No. 1 amended and restated the Original Annual Report, solely to (i) replace (a) Item 3 (Key Information), (b) Item 4A (Unresolved Staff Comments), (c) Item 5 (Operating and Financial Review and Prospects), (d) Item 15 (Controls and Procedures) and (e) Item 18 (Financial Statements) and (ii) to reflect the restatement in our financial statements for the years ended December 31, 2015 and 2014 as a consequence of changes within the statement of cashflows and to disclose subsequent events through such date.  These additions and changes were made in response to comments that we received from the Commission.

In light of the restatement, readers should not rely on the Company’s previously filed financial statements as of each of December 31, 2015 and December 31, 2014, and for each of the years ended December 31, 2015 and December 31, 2014.

Except as provided in this explanatory note, or as indicated in the applicable disclosure, this Amendment No. 2 has not been updated to reflect other events occurring after the filing of the Original Annual Report or Amendment No. 1 and does not modify or update information and disclosures in the Original Annual Report affected by subsequent events.  Accordingly, this Amendment No. 2 should be read in conjunction with our filings with the Commission subsequent to the date on which we filed the Original Annual Report, together with any amendments to those filings.

This Amendment No. 2 also includes certifications from our Chief Executive Officer and Chief Financial Officer, dated as of the date of this filing.

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

Item 19.       Exhibits

       Documents filed as exhibits to this Amendment No. 2 to our annual report:

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

INDEPENDENT AUDITORS’ REPORT

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

In our opinion, the accompanying statements of financial position and the related statements of comprehensive income (loss), of changes in equity and of cash flows present fairly, in all material respects, the financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter, Edenor S.A.) as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management and we previously concluded that the Company maintained effective internal control over financial reporting as of December 31, 2015. However, management has subsequently determined that a material weakness in internal control over financial reporting related to the presentation in the statement of cash flows of the financial assistance received from the Argentine Government through the loans for investments and salaries existed as of that date. Accordingly, management's report has been restated and our present opinion on internal control over financial reporting, as presented herein, is different from that expressed in our previous report. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to the presentation in the statement of cash flows of the financial assistance received from the Argentine Government through the loans for investments and salaries existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual report on Internal Control over Financial Reporting appearing under Item 15 (c). We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2015 financial statements and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those financial statements.  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the financial statements, the Company has restated its 2015 and 2014 statements of cash flows to correct a misstatement.

Without qualifying our opinion, we draw the attention to the situation explained in Notes 1 and 41 to the financial statements of Edenor S.A. in relation to the economic and financial situation and events after the reporting period.

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

Autonomous City of Buenos Aires, July 20, 2016.

/s/ PRICE WATERHOUSE & CO. S.R.L.

Andrés Suarez (Partner)

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