Form 20-F
period 2016-12-31
EDENOR
filed 2017-04-28
CIK 1395213

As filed with the Securities and Exchange Commission on April 28, 2017

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016 Commission File number: 001-33422

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

Leandro Montero

Tel.: +54 11 4346 5510 / Fax: +54 11 4346 5325 Avenida Del Libertador 6363 (C1428ARG)
Buenos Aires, Argentina

Chief Financial Officer

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐ No ☒

Note:  Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every

Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-Accelerated Filer	☐	Emerging Growth Company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:  U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒

PART I

Item 1.         Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.         Offer Statistics and Expected Timetable

Not applicable.

Item 3.         Key Information

In this annual report, except as otherwise specified, references to “we”, “us”, “our” and “the Company” are references to (i) Empresa Distribuidora y Comercializadora Norte S.A., or “Edenor”, on a standalone basis prior to March 1, 2011, (ii) Edenor, Empresa Distribuidora Eléctrica Regional S.A. (“Emdersa”) and Aeseba S.A. (“Aeseba”), between March 1, 2011 and March 31, 2013, (iii) Edenor and Emdersa, between March 1, 2011 and September 30, 2013, and (iv) Edenor on a standalone basis, from October 1, 2013 through the date of filing of this annual report. References to Edenor, Emdersa and/or Aeseba on a standalone basis are made by naming each company as the case may be. For more information, see “Item 4—Information on the Company—History and Development of the Company.”

FORWARD‑LOOKING STATEMENTS

This annual report includes forward‑looking statements, principally under the captions “Item 3. Key Information - Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. We have based these forward‑looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business.  Forward‑looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ materially from those expressed or implied in our forward‑looking statements, including, among other things:

•         The  implementation of the resolution that concluded the integral tariff revision (Revision Tarifaria Integral, or “RTI”) process in the upcoming years;

•         uncertainties related to future government interventions or legal actions, such as provisional remedies, that could affect our tariffs;

•         general political, economic, social, demographic and business conditions in the Republic of Argentina, or “Argentina” and particularly in the geographic market we serve;

•         the impact of regulatory reform and changes in the regulatory environment in which we operate;

•         electricity shortages;

•         the evolution of energy losses and the impact of fines and penalties and uncollectable debt;

•         potential disruption or interruption of our service;

•         the revocation or amendment of our concession by the granting authority;

•         our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;

•         fluctuations in exchange rates, including a devaluation of the Peso;

•         the impact of high rates of inflation on our costs; and,

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

SELECTED FINANCIAL DATA

The following tables present our summary financial data for the years ended December 31, 2016, 2015, 2014, 2013 and 2012. This information should be read in conjunction with our audited financial statements as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 (the “Financial Statements”), the related notes thereto and the information under “Item 5. Operating and Financial Review and Prospectsˮ included elsewhere in this annual report. The financial data as of December 31, 2016, have been derived from our Financial Statements.

Our Financial Statements have been prepared in accordance with International Financing Reporting Standards (“IFRSˮ), as issued by the International Accounting Standards Board (“IASBˮ), and these have been approved by resolution of the board of directors’ meeting held on March 8, 2017.  See “Item 18—Financial Statements”.

The selected statement of comprehensive (loss) income data for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, and the selected statement of financial position data as of December 31, 2016, 2015, 2014, 2013 and 2012 have been prepared in accordance with IFRS, as issued by the IASB, and have been derived from our financial statements, which were audited by Price Waterhouse & Co. S.R.L. (“PwC”), member firm of PricewaterhouseCoopers network. The financial data as of December 31, 2014, 2013 and 2012 is derived from our audited consolidated financial statements that are not included in this annual report, which were also audited by PwC.

During 2016, we recorded, as we had done in 2012 and 2014, negative operating and net results, thus deteriorating once again our economic and financial situation, which had temporarily improved in 2015 as a consequence of the issuance of Resolution No. 32/15 by the Secretariat of Energy (the “SE”). Such resolution addressed the need for the adjustment of our distribution resources and considered the adoption of urgent and interim measures necessary in order not only to maintain the quality and safety of our service but also to satisfy the constant year-on-year increase in demand for electricity following Argentina’s relative economic growth in recent years (especially, from 2012 through 2015).

The negative results mentioned above were mainly caused because by the delay in the performance of certain obligations under the Adjustment Agreement, especially with regard to the implementation of the semi-annual rate adjustments and the completion of the RTI process. In this context, on December 16, 2015, the Macri administration (as defined below) issued Decree No. 134/15, which declared the state of emergency with respect to the national electricity system, authorizing the Ministry of Energy and Mining (the “ME&M”) to implement a nation-wide plan of action for the generation, transmission and distribution of electricity and to take actions to guarantee the supply of the electricity under adequate economic and technical conditions.

As part of the restructuring of the electricity sector, in January 2016, the ME&M issued Resolution No. 6/16 and the Ente Nacional Regulador de la Electricidad (“ENRE”) Resolution No. 1/16, through which approved a new tariff scheme that established the new generation cost and partially adjusted our distribution added value (“VAD”) in order to make investments, carry out maintenance works and expand networks.

In respect of these measures, from May through November 2016, several courts granted provisional remedies (injunctions) ordering the temporary suspension of the resolutions increasing tariffs in the Province of Buenos Aires. In the “Abarca” case, an injunction was issued extending throughout the entire concession area of the Province of Buenos Aires, which was lifted on September 6, 2016, and its economic impact on us was compensated in four installments that were charged to the customers’ invoices as from October 2016. Other provisional remedies were granted with respect to the districts of “Pilar” and “La Matanza”, which remained in effect until October 24 and November 11, 2016, respectively, when they expired. The negative effect related to these provisional remedies was compensated by Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”) through credit notes as authorized by the ME&M (Note No. 2016-04484723). As of the date of this annual report, no injunction remains in force, and the tariff scheme resulting from the referenced ENRE resolutions was applied to all customers.

The tariff scheme established by Resolution No. 1/16, which improved our gross margin (taking into account that the effects of the provisional remedies were compensated), resulted insufficient to comply with the provision of the public service in a satisfactory manner in terms of quality and safety, mainly because of the increase in operating expenses, particularly as a result of the recalculation of ENRE fines and penalties following the implementation of Note No. 120,151 issued on April 15, 2016 (the “Note”), and the increase in non-technical losses and past due receivables. Thus, within a context of continued increase in the demand for electricity, our economic and financial situation became untenable.

However, despite the negative operating and net results recorded in 2016, our board of directors is optimistic that the new tariff schedule (set in force by Resolution No. 63/17 of the ENRE) will establish a regulatory framework with clear and precise rules, which will make possible for us not only to cover our operation costs, afford our investment plans and meet debt interest payments, but also to deal with the impact of the different variables that affect our business from time to time.

Our Financial Statements are included in this annual report beginning on page F-1.  The statement of cash flows for the year ended December 31, 2015 has been revised to present the cash inflows related to such agreements within financing activities in the statement of cash flows, instead of operating activities as previously presented. Also, the increase in the balances of the loans with CAMMESA for funds received by the FOCEDE for the year ended December 31, 2015 is now presented as a non-cash transaction in the supplementary disclosures to the statement of cash flows instead of operating activities as previously presented.

This correction to the financial statements impacted only the statement of cash flows, and there was no impact on the statements of financial position, comprehensive income, or equity, or on the basic and diluted (loss) earnings per share.

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

In this annual report, except as otherwise specified, references to “$”, “U.S.$” and “Dollars” are to U.S. Dollars, and references to “Ps.” and “Pesos” are to Argentine Pesos.  Solely for the convenience of the reader, Peso amounts as of and for the year ended December 31, 2016 have been translated into U.S. Dollars at the selling exchange rate for U.S. Dollars quoted by Banco de la Nación Argentina (the “Banco Nación”) on December 31, 2016, which was Ps. 15.89 to U.S.$ 1.00, unless otherwise indicated. The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate. See “Item 3. Key Information—Exchange Rates” and “Item 3.  Key Information—Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy, and, in turn adversely affect our results of operations.”

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, any discrepancies between the totals and the sums of amounts are due to rounding.

Statement of comprehensive (loss) income

	2016	2016	2015	2014	2013	2012
	US$	Ps.	Ps.	Ps.	Ps.	Ps.
Continuing operations
Revenue from sales (1)	823.1	13,079.6	3,802.2	3,598.4	3,440.7	2,976.2
Electric power purchases	(381.4)	(6,060.3)	(2,022.0)	(1,878.1)	(2,050.3)	(1,740.2)
Subtotal	441.7	7,019.3	1,780.2	1,720.3	1,390.4	1,236.0
Transmission and distribution expenses	(386.9)	(6,147.2)	(3,153.7)	(2,825.1)	(2,055.3)	(1,344.1)
Gross income (Loss)	54.9	872.1	(1,373.5)	(1,104.8)	(664.9)	(108.1)

Selling expenses	(101.7)	(1,616.7)	(832.8)	(657.9)	(548.3)	(352.9)
Administrative expenses	(73.1)	(1,162.3)	(706.1)	(496.8)	(324.8)	(249.4)
Other operating income	5.5	87.2	79.2	52.4	61.6	32.3
Other operating expense	(29.2)	(463.9)	(502.5)	(318.7)	(142.8)	(150.3)
Gain from acquisition of companies	-	-	-	-	-	-
Income from non-reimbursable customer contributions	0.0	0.8	0.8	0.8	0.7	-
Operating (loss) profit before SE Resolution 250/13 and subsequent Notes	(143.7)	(2,283.0)	(3,334.9)	(2,525.0)	(1,618.5)	(828.4)
Recognition of income – provisional remedies – MEyM Note 2016-04484723	70.8	1,125.6	-	-	-	-
Income recognition on account of the RTI - SE Resolution 32/15	26.4	419.7	5,025.1	-	-	-
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	5.1	81.5	551.5	2,271.9	2,933.1	-
Operating (loss) profit	(41.3)	(656.1)	2,241.7	(253.1)	1,314.6	(828.4)

Financial income	12.4	196.8	96.2	235.5	287.1	75.5
Financial expenses (2)	(90.9)	(1,444.9)	(450.0)	(592.0)	(504.9)	(226.0)
Other financial expense	(1.7)	(27.5)	(561.7)	(324.5)	(273.1)	(168.1)
Net financial (expense)	(80.3)	(1,275.6)	(915.5)	(681.0)	(490.9)	(318.6)
(Loss) profit before taxes	(121.6)	(1,931.7)	1,326.2	(934.1)	823.7	(1,147.0)
	-
Income tax	46.8	743.1	(183.8)	154.4	44.1	116.7
(Loss) profit for the year from continuing operations	(74.8)	(1,188.7)	1,142.4	(779.7)	867.8	(1,030.3)

Discontinued operations	-	-	-	-	(95.1)	16.9
(Loss) profit for the year	(74.8)	(1,188.7)	1,142.4	(779.7)	772.7	(1,013.4)

(Loss) profit for the year attributable to:
Owners of the Company	(74.8)	(1,188.7)	1,142.4	(779.7)	771.7	(1,016.5)
Non-controlling interests	-	-	-	-	1.0	3.1
(Loss) profit for the year	(74.8)	(1,188.7)	1,142.4	(779.7)	772.7	(1,013.4)

(Loss) profit for the year attributable to the owners of the parent
Continuing operations	(74.8)	(1,188.7)	1,142.4	(779.7)	867.9	(1,030.3)
Discontinued operations	-	-	-	-	(96.2)	13.8
	(74.8)	(1,188.7)	1,142.4	(779.7)	771.7	(1,016.5)

Statement of comprehensive (loss) income * (continued)

	2016	2016	2015	2014	2013	2012
	US$	Ps.	Ps.	Ps.	Ps.	Ps.
Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	0.5	7.8	(3.7)	(17.8)	(21.0)	7.9
Tax effect of actuarial (losses) income on benefit plans	(0.2)	(2.7)	1.3	6.2	7.4	(2.8)
Total other comprehensive loss from discontinued operations	-	-	-	-	-	(2.1)
Total other comprehensive income (loss)	0.3	5.1	(2.4)	(11.6)	(13.6)	3.0

Comprehensive income for the year attributable to:
Owners of the parent	(74.5)	(1,183.6)	1,140.0	(791.3)	758.1	(1,013.2)
Non-controlling interests	-	-	-	-	1.0	2.8
Comprehensive (loss) income for the year	(74.5)	(1,183.6)	1,140.0	(791.3)	759.1	(1,010.4)

(Loss) profit for the year attributable to the owners of the parent
Continuing operations	(74.5)	(1,183.6)	1,140.0	(791.3)	757.1	(1,025.1)
Discontinued operations		-	-	-	1.0	11.9
	(74.5)	(1,183.6)	1,140.0	(791.3)	758.1	(1,013.2)

Basic and diluted (loss) earnings per share:
Basic and diluted (loss) earnings per share from continuing operations	(0.08)	(1.33)	1.27	(0.87)	0.97	(1.15)
Basic and diluted (loss) earnings per share from discontinued operations	-	-	-	-	(0.11)	0.02

Basic and diluted (loss) earnings per ADS (3):
Basic and diluted (loss) earnings per ADS from continuing operations	(1.67)	(26.60)	25.40	(17.40)	19.40	(23.00)
Basic and diluted (loss) earnings per ADS from discontinued operations	-	-	-	-	(2.20)	0.40

(*)      Certain amounts of the presented financial data for comparative purposes (2013 and 2012) have been reclassified (with regard to the financial statements as of such dates) following the disclosure criteria used for the financial statements as of December 31, 2016, mainly due to discontinued operations.

(1)     Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year, and has been valued on the basis of applicable tariffs and the charges determined by the Resolution No. 347/12.

(2)     Net of interest capitalized at December 31, 2016, 2015, 2014, 2013 and 2012 for Ps. 189.7 million,  Ps. 255.9 million, Ps. 123.9 million, Ps. 24.5 million and Ps. 25.4 million, respectively.

(3)     Each ADS represents 20 Class B common shares.

Statement of financial position

	2016	2016	2015	2014	2013	2012
	US$	Ps.	Ps.	Ps.	Ps.	Ps.
ASSETS
Non-current assets
Property, plant and equipment	704.7	11,197.0	8,885.8	6,652.5	5,189.3	4,344.6
Intangible assets	-	-	-	-	-	845.8
Interest in joint ventures	0.0	0.4	0.4	0.4	0.4	0.4
Deferred tax asset	64.1	1,019.0	50.0	87.2	-	-
Other receivables	3.2	50.5	153.8	249.2	199.4	195.0
Trade receivables	-	-	-	-	-	2.0
Financial assets at amortized cost	2.8	44.4	-	-	-	-
Financial assets at fair value through profit or loss	-	-	23.6	-	-	-
Total non-current assets	774.8	12,311.4	9,113.6	6,989.3	5,389.1	5,387.8

Current assets
Assets under construction	-	-	-	-	-	84.5
Inventories	18.1	287.8	134.9	74.0	83.9	85.0
Other receivables	11.3	179.3	1,079.8	250.3	522.1	127.2
Trade receivables	245.5	3,901.1	963.0	882.9	803.1	889.4
Financial assets at fair value through profit or loss	125.5	1,993.9	1,560.4	254.4	216.4	3.4
Financial assets at amortized cost	0.1	1.5	-	-	-	-
Derivative financial instruments	-	-	0.2	-	-	-
Cash and cash equivalents	16.3	258.6	129.0	179.1	243.5	71.1
Total current assets	416.8	6,622.2	3,867.3	1,640.7	1,869.0	1,260.6
Assets of disposal group classified as held for sale	-		-	-	-	223.4
TOTAL ASSETS	1,191.5	18,933.5	12,980.9	8,630.0	7,258.1	6,871.8

EQUITY
Capital and reserves attributable to the owners
Share capital	56.5	897.0	897.0	897.0	897.0	897.0
Adjustment to share capital	25.0	397.7	397.7	397.7	397.7	397.7
Additional paid-in capital	0.2	3.5	3.5	3.5	3.5	3.5
Treasury stock	0.6	9.4	9.4	9.4	9.4	9.4
Adjustment to treasury stock	0.7	10.3	10.3	10.3	10.3	10.3
Legal reserve	4.6	73.3	-	-	-	-
Opcional reserve	11.1	176.1	-	-	-	-
Other reserve	1.3	20.3	-	-	-	-
Other comprehensive (loss) income	(2.3)	(37.2)	(42.3)	(39.9)	(28.3)	(14.6)
Accumulated deficit	(74.8)	(1,188.6)	249.4	(893.0)	(113.3)	(885.1)
Equity attributable to the owners	22.8	361.8	1,525.0	385.0	1,176.3	418.2
Non-controlling interest	-	-	-	-	-	71.1
TOTAL EQUITY	22.8	361.8	1,525.0	385.0	1,176.3	489.3

LIABILITIES
Non-current liabilities
Trade payables	14.7	232.9	225.0	231.1	220.8	155.3
Other payables (1)	321.2	5,103.3	2,391.9	1,644.6	944.7	1,894.8
Borrowings	174.3	2,769.6	2,461.0	1,598.4	1,309.9	1,350.7
Deferred revenue	12.6	200.0	153.8	109.1	33.7	264.4
Salaries and social security taxes payable	5.9	94.3	80.0	62.9	26.0	17.5
Benefit plans	16.7	266.1	204.4	150.4	102.7	97.4
Deferred tax liability	-	-	-	-	73.4	230.4
Tax liabilities	0.0	0.7	1.9	3.2	4.4	10.0
Provisions	21.5	341.4	259.6	112.1	83.1	80.0
Total non-current liabilities	566.9	9,008.3	5,777.6	3,911.8	2,798.7	4,100.5

Current liabilities
Trade payables	429.3	6,821.1	4,475.4	3,299.6	2,481.2	1,208.5
Other payables (1)	8.5	134.8	151.7	187.1	147.2	150.4
Borrowings	3.4	53.7	48.8	34.0	40.6	103.1
Derivative financial instruments	-	-	-	5.9	-	-
Deferred revenue	0.0	0.8	0.8	0.8	-	-
Salaries and social security taxes payable	65.0	1,032.2	733.1	610.6	420.9	383.6
Benefit plans	2.1	33.4	28.3	10.6	-	15.0
Tax payable	9.8	155.2	16.3	-	-	-
Tax liabilities	78.3	1,244.5	153.4	160.5	182.5	253.6
Provisions	5.5	87.9	70.5	24.1	10.7	10.5
Total current liabilities	601.9	9,563.4	5,678.3	4,333.2	3,283.1	2,124.7
Liabilities of disposal group classified as held for sale	-	-	-	-	-	157.3
TOTAL LIABILITIES	1,168.8	18,571.7	11,455.9	8,245.0	6,081.8	6,382.5

TOTAL LIABILITIES AND EQUITY	1,191.5	18,933.5	12,980.9	8,630.0	7,258.1	6,871.8

(1)       Includes the amounts collected through the Program for the Rational Use of Electricity Power (PUREE). As of December, 31, 2014 and 2013  net of Ps. 2,235.1 million and Ps. 1,661.1 million, respectively, compensated pursuant to Resolution No. 250/2013 and Notes 6852/2013, 4012/14, 486/14 and 1136/14, which as of December 31, 2014, 2013 and 2012 amounted to Ps. 17.5 million, Ps. 108.6 million and Ps. 1,352 million, respectively, included under current and non-current liabilities. Edenor is permitted to retain funds from the PUREE that it would otherwise be required to transfer to CAMMESA according to Resolution No. 1,037/07 of the SE. Since the issuance of Resolution No. 32/15, the PUREE funds are considered part of Edenor’s income on account of the future RTI.

Statement of Cash flows

Cash flow

	2016	2016	2015	2014	2013	2012
			(restated)	(restated)
	US$	Ps.	Ps.	Ps.	Ps.	Ps.
Cash flows from operating activities
(Loss) Profit for the year	(74.8)	(1,188.6)	1,142.4	(779.7)	772.7	(1,013.4)
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	22.1	351.6	281.4	237.6	212.1	192.6
Loss on disposals of property, plant and equipment	2.5	40.5	3.5	1.0	1.2	1.8
Net accrued interest	78.3	1,244.9	333.7	341.0	196.6	182.6
Exchange differences	26.3	417.7	894.8	427.9	365.8	192.9
Income tax	(46.8)	(743.1)	183.7	(154.4)	(44.1)	(116.7)
Allowance for the impairment of trade and other receivables, net of recovery	14.3	227.7	24.1	19.7	33.7	54.4
Adjustment to present value of receivables	(0.2)	(2.9)	(5.4)	(8.1)	(2.4)	2.2
Provision for contingencies	9.5	151.0	226.4	75.4	36.0	24.8
Other expenses - FOCEDE	0.9	14.7	59.6	97.7	-	-
Changes in fair value of financial assets	(25.4)	(404.2)	(323.6)	(67.6)	(16.1)	(39.1)
Accrual of benefit plans	6.6	105.4	89.3	51.4	22.5	20.4
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	(5.1)	(81.5)	(551.5)	(2,271.9)	(2,933.1)	-
Income recognition on account of the RTI - SE Resolution 32/15	(26.4)	(419.7)	(495.5)	-	-	-
Recognition of income – provisional remedies – MEyM Note 2016-04484723	(70.8)	(1,125.6)	-	-	-	-
Net gain from the repurchase of Corporate Bonds	-	-	-	(44.4)	(88.9)	-
Income from non-reimbursable customer contributions	-	(0.8)	(0.8)	-	-	-
Other reserve constitution - Share bases compensation plan	1.3	20.3	-	-	-	-
Discontinued operations	-	-	-	-	168.6	287.8
Changes in operating assets and liabilities:
(Increase) in trade receivables	(187.2)	(2,973.8)	(40.6)	(55.3)	(48.5)	(306.0)
Decrease in other receivables	66.9	1,063.5	375.6	(134.7)	(111.7)	(15.6)
(Increase) in inventories	(9.6)	(152.9)	(60.9)	9.9	(42.7)	(18.3)
Increase in deferred revenue	3.0	46.9	45.5	76.2	(0.7)	16.9
Increase in trade payables (1)	175.0	2,780.9	911.7	2,446.5	2,144.5	503.4
Increase in salaries and social security payable	19.7	313.3	139.7	226.7	95.3	88.8
Decrease in benefit plans	(1.9)	(30.8)	(21.2)	(11.0)	(7.9)	(4.0)
Increase (Decrease) in tax liabilities	62.3	990.2	(141.0)	(28.7)	(44.9)	43.4
Increase (Decrease) in other payables	147.2	2,338.4	(62.1)	262.3	262.0	40.9
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)	-	-	25.6	482.9	491.9	410.7
Decrease in provisions	(3.3)	(51.8)	(32.6)	(33.0)	(25.3)	(12.1)
Increase in account payable and mutuum with Cammesa	-	-	-	-	-	-

Net cash flows provided by operating activities	184.5	2,931.3	3,001.9	1,167.4	1,436.6	538.4

Cash flows from investing activities
Payment of property, plant and equipment	(155.7)	(2,474.6)	(2,095.5)	(1,400.1)	(892.4)	(537.9)
Net (payment for) collection of purchase / sale of financial assets at fair value	5.6	89.1	(1,012.0)	(64.6)	(97.4)	37.8
Loans granted	-	-	-	-	-	(0.5)
Collection of financial receivables with related companies	-	-	-	-	2.1	142.4
Collection of receivables from sale of subsidiaries	0.8	12.0	4.3	3.0	2.9	-
	-		-
Discontinued operations	-	-	-	-	(124.2)	(232.1)
Net cash flows used in investing activities	(149.4)	(2,373.5)	(3,103.2)	(1,461.7)	(1,109.0)	(590.3)

(1)       Includes the increase in account payable with CAMMESA. As of December, 31, 2015, 2014, 2013 and 2012, amounted to Ps. 251.0, Ps. 2,974.9, Ps. 2,231.5 and Ps.295.7, respectively. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources and uses of Funds”.

Statement of Cash flows (continued)

	2016	2016	2015	2014	2013	2012
			(restated)	(restated)
	US$	Ps.	Ps.	Ps.	Ps.	Ps.
Cash flows from financing activities
Loans taken	-	-	-	-	-	0.8
Repayment of principal on loans	-		-	(0.4)	(25.5)	(36.5)
Payment of interest on loans	(16.7)	(266.0)	(172.9)	(155.3)	(177.0)	(128.9)
Proceeds from PP&E mutuum				100.0
Proceeds from Salaries mutuum	-	-	214.9	280.6	-	-
Repurchase of corporate notes	(0.3)	(4.9)	-	-	-	-
Payment of redemption on corporate notes	(14.0)	(221.8)	-	-	-	-
Discontinued operations	-	-	-	-	25.4	136.8
Net cash flows (used in) provided financing activities	(31.0)	(492.7)	42.0	224.9	(177.1)	(27.8)

Net increase (decrease) in cash and cash equivalents	4.1	65.1	(59.3)	(69.4)	150.5	(79.7)

Cash and cash equivalents at beginning of year	8.1	129.0	179.1	243.5	71.1	130.5
Cash and cash equivalents at beginning of year included in assets of disposal group classified as held for sale	-	-	-	-	11.2	28.3
Exchange differences in cash and cash equivalents	4.1	64.5	9.1	5.1	10.7	3.2
Increase (Decrease) in cash and cash equivalents	4.1	65.1	(59.2)	(69.5)	150.5	(79.7)
Cash and cash equivalents at the end of year	16.3	258.6	129.0	179.1	243.5	82.3

Cash and cash equivalents at the end of the year in the statement of financial position	16.3	258.6	129.0	179.1	243.5	71.1
Cash and cash equivalents at the end of the year included in assets of disposal group classified as held for sale	-	-	-	-	-	11.2
Cash and cash equivalents at the end of the year	16.3	258.6	129.0	179.1	243.5	82.3

Supplemental cash flows information
Non-cash operating, investing and financing activities

Financial costs capitalized in property, plant and equipment	(11.9)	(189.7)	(255.9)	(123.9)	(24.5)	(6.4)
	-
Acquisitions of property, plant and equipment through increased trade payables	(12.9)	(205.8)	(166.8)	(144.8)	(126.4)	-
	-
(Decrease) from offsetting of PUREE-related liability against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)	-	-	10.6	(574.0)	(1,661.1)	-

Increase from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)	-	-	158.1	(2,218.4)	(1,152.3)	-
	-
Decrease from offset of other liabilities with CAMMESA for loans for consumption (Mutuums) granted for higher salary costs (SE Resolution 32/15)	-	-	(495.5)	-	-	-
	-
Amounts received from CAMMESA through FOCEDE	-	-	723.6	100.0	-	-
	-
Decrease in financial assets at fair value from repurchase of Corporate Notes	-	-	-	91.6	165.1	-
	-
	-
Increase in financial assets at fair value from subsidiary sale	-	-	-	-	(334.3)	-
	-
Decrease of other receivables for collection of corporate notes with related companies	-	-	-	-	52.8	-
	-
Net increase of trade receivables from assets of disposal group classified as held for sale	-	-	-	-	(44.6)	-
	-
Acquisitions of property, plant and equipment through increased debt FOTAE	-	-	-	(32.9)	(49.0)	-

	Year ended December 31,
	2016	2015	2014	2013	2012
Operating data
Energy sales (in GWh):	22,275	22,402	21,312	21,674	20,760
Residential	9,708	9,671	9,114	9,114	8,662
Small Commercial	1,819	1,878	1,714	1,780	1,688
Medium Commercial	1,820	1,828	1,712	1,828	1,717
Industrial	3,677	3,680	3,431	3,458	3,335
Wheeling System(1)	4,014	4,200	4,213	4,374	4,261
Public Lighting	704	688	678	683	668
Shantytowns	511	435	430	417	409
Others (2)	22	21	20	20	20
Customers (in thousands) (3)	2,867	2,835	2,800	2,773	2,726
Energy Losses (%)	17.00%	14.90%	13.82%	13.00%	13.30%
MWh sold per employee	4,748	4,770	4,941	6,083	6,999
Customers per employee	611	604	649	778	919

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

EXCHANGE RATES

From April 1, 1991 until the end of 2001, Law No. 23,928 (the “Convertibility Law”) established a fixed exchange rate under which the Central Bank of Argentina (Banco Central de la República Argentina, the “Central Bank”) was obliged to sell U.S. Dollars at a fixed rate of one Peso per U.S. Dollar (the “Convertibility Regime”).  On January 6, 2002, the Argentine Congress enacted the Public Emergency Law No. 25,561 (the “Public Emergency Law”), formally putting an end to the Convertibility Regime and abandoning over ten years of U.S. Dollar-Peso parity.  The Public Emergency Law grants the Executive Branch of the Argentine government the power to set the exchange rate between the Peso and foreign currencies and to issue regulations related to the foreign exchange market.  The Public Emergency law has been extended until December 31, 2017.  For a brief period following the end of the Convertibility Regime, the Public Emergency Law established a temporary dual exchange rate system.  Since February 2002, the Peso has been allowed to float freely against other currencies, although the government has the power to intervene by buying and selling foreign currency for its own account, a practice in which it may engage on a regular basis.

After several years of moderate variations in the nominal exchange rate, the Peso lost more than 30% of its value with respect to the U.S. Dollar in each of 2013 and 2014, and in 2015, the Peso lost approximately 52% of its value with respect to the U.S. Dollar, including a depreciation of approximately 36% mainly experienced after December 17, 2015 following the announcement of the lifting of a significant portion of exchange restrictions (See “—Risk Factors—Factors Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations”). This was followed by a devaluation of the Peso with respect to the U.S. Dollar of approximately 20% from January 1, 2016 through February 29, 2016. From March 1, 2016, through December 31, 2016, the Peso lost approximately 0.6% with respect to the U.S. Dollar.

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

	Low	High	Average	Period End
	(Pesos per U.S. Dollar)
Year ended December 31,
2012	4.30	4.92	4.55(1)	4.92
2013	4.93	6.52	5.48(1)	6.52
2014	6.54	8.56	8.23(1)	8.55
2015	8.56	13.40	9.51(1)	13.04
2016	13.20	16.03	14.79(1)	15.89

Month
November-2016	14.92(2)	15.87(2)	15.36	15.87
December-2016	15.50(2)	16.03(2)	15.84	15.89
January-2017	15.81(2)	16.08(2)	15.91	15.90
February-2017	15.36(2)	15.80(2)	15.59	15.48
March-2017	15.39(2)	15.65(2)	15.52	15.39
April-2017(3)	15.19(2)	15.49(2)	15.33	15.49
_____________________
Source: Banco Nación
(1) Represents the average of the exchange rates on the last day of each month during the period.
(2) Average of the lowest and highest daily rates in the month.
(3) Represents the corresponding exchange rates from April 1 through April 21, 2017.

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

The Argentine economy remains vulnerable, as reflected by the following economic conditions:

•         according to the revised calculation of 2004 gross domestic product (“GDP”) published by the Instituto Nacional de Estadística y Censos (National Statistics and Census Institute or the “INDEC”) on June 29, 2016, which forms the basis for the real GDP calculation for every year after 2004, and recent data published by the INDEC in 2017, for the year ended December 31, 2016, Argentina’s real GDP decreased by 2.1% compared to the same period in 2015. Argentina’s performance has depended to a significant extent on high commodity prices which, despite having favorable long-term trends, are volatile in the short-term and beyond the control of the Argentine government and the private sector;

•         Argentina’s public debt as a percentage of GDP remains high, and the availability of long-term credit and international financing remains limited;

•         continued increases in public expenditures have resulted and could continue to result in fiscal deficits and affect economic growth;

•         inflation remains high and may continue at those levels in the future;

•         investment as a percentage of GDP remains low to sustain the growth rate of the past decade;

•         a significant number of protests or strikes could take place, as has occurred in the past, which could adversely affect various sectors of the Argentine economy;

•         energy or natural gas supply may not be sufficient to supply increased industrial activity (thereby limiting industrial development) and consumption;

•         unemployment and informal employment remain high; and

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

We cannot assure you that a decline in economic growth, an increase in economic instability or the expansion of economic policies and measures taken or that may be adopted in the future by the Argentine government to control inflation or address other macroeconomic developments that affect private sector entities such as us, all developments over which we have no control, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs and Class B common shares.

The impact of the congressional and presidential elections on the future economic and political environment of Argentina remains uncertain, but likely to be material

Since taking office on December 10, 2015, the Macri administration has announced and implemented several significant economic and policy reforms, including:

  Electricity system state of emergency and reforms.  The Macri administration declared the state of emergency of the national electricity system that will remain in effect until December 31, 2017. The state of emergency allows the Argentine government to take actions designed to guarantee the supply of electricity.  In addition, following the Macri administration’s announcement that it would reexamine energy subsidy policies, the ME&M increased electricity rates for the wholesale market for purchases made between February 1 through April 30, 2016.  This increase was used to reduce subsidies to the sector. On January 29, 2016, the ENRE, through Resolution No. 1/16 approved a new tariff structure which became effective on February 1, 2016, and introduced different prices depending on the categories of customers. Such resolution also contemplated a social tariff applicable to residential customers who comply with certain consumption requirements, which included a full exemption for monthly consumptions equal to or below 150 Kwh and other tariff benefits for customers who exceed such consumption levels but achieve a monthly consumption lower than that of the same period in the immediately preceding year. On the same date, through Resolution No. 2/2016, the ENRE partially repealed Resolution No. 347/2012, discontinuing the FOCEDE (as defined below) and ordered us to open a special bank account with a Central Bank authorized entity where the funds received pursuant to Resolution No. 347/2012 were be deposited through February 2016. By correcting tariffs, reducing subsidies and modifying the regulatory framework, the Macri administration aimed at correcting distortions in the energy sector and stimulating investment.  Following the tariff increases, preliminary injunctions were requested by customers, and non-governmental organizations that defend customers’ rights, some of which were granted by Argentine courts.  Among others, two separate orders led to the suspension of end-user electricity tariff increases in the Province of Buenos Aires and in the entire territory of Argentina.  However, on September 6, 2016, the Argentine Supreme Court reversed the injunctions that had suspended end-user electricity tariff increases on the basis of formal objections and procedural defects and, therefore, as of the date of this annual report, increases to end-user electricity tariffs are no longer suspended. On September 12, 2016, pursuant to an Argentine Supreme Court decision, a public hearing conducted by the ME&M was held in relation to the approval of a new gas tariff schedule.  In October 2016, such new gas tariff schedule was approved by the Macri administration establishing increases in tariffs ranging between 300% and 500%. On October 28, 2016, a non-binding public hearing was conducted by the ME&M and the ENRE to discuss tariff proposals submitted by distribution companies covering the greater Buenos Aires area (with approximately 15 million inhabitants), including us, for the 2017-2021 period within the framework of the RTI. On February 1, 2017, the ENRE enacted several resolutions which, among other policy changes, implemented a reduction of electricity tariff subsidies, and an increase in electricity tariffs for their residential customers. Such increases ranged between 61% and 148%, according to the amount of electricity consumption. See “Item 5—Operating and Financial Review and Prospects—Integral Tariff Revision.”

  INDEC reforms.  In light of questions raised by the International Monetary Fund (“IMF”) regarding the reliability of the information produced by the INDEC, the Macri administration appointed Mr. Jorge Todesca, previously a director of a private consulting firm, as head of the INDEC.  The INDEC has implemented certain methodological reforms and adjusted certain macroeconomic statistics on the basis of such reforms. On January 8, 2016, Decree No. 55/2016 was issued by the Argentine government declaring a state of administrative emergency on the national statistical system and on the official agency in charge of the system, the INDEC, which remained in effect until December 31, 2016. Following the emergency declaration, the INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure was finalized. During the implementation of these reforms, however, the INDEC used official consumer price index (“CPI”) figures and other statistics published by the Province of San Luis and the City of Buenos Aires.  As of the date of this annual report, the INDEC has published certain revised data, including the CPI monthly data since May 2016 and foreign trade and balance of payment statistics. On June 29, 2016, the INDEC published a report including revised GDP data for the years 2004 through 2015. On September 22, 2016, the INDEC resumed publication of its essential goods and services basket assessment. On November 9, 2016, the IMF Executive Board lifted its censure on the Republic of Argentina, noting that the Republic of Argentina had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF.  Despite these reforms, there is uncertainty as to what effect such reforms and revised data will have on the Argentine economy and public accounts.
  Foreign exchange reforms.  In addition, the Macri administration implemented certain reforms to the foreign exchange market regulatory framework that provided greater flexibility and easier access to the foreign exchange market.  The principal measures adopted as of the date of this annual report included (i) the elimination of the requirement to register foreign exchange transactions in the Argentine Tax Authority’s (“AFIP”) database, (ii) the elimination of the requirement to transfer the proceeds of new financial indebtedness transactions into Argentina and settle such proceeds through the single and free‑floating foreign exchange market (the “MULC”), (iii) a decrease from 30% to 0% of the registered, non-transferable and non-interest-bearing deposit required in connection with certain transactions involving foreign currency inflows, and (iv) the elimination of the requirement of a minimum holding period (72 business hours) for purchases and subsequent sales of the securities. In addition, on December 17, 2015, following the announcement of the lifting of a significant portion of exchange restrictions, the Peso depreciated approximately 36% against the U.S. Dollar.  The exchange rate published by Banco Nación as of April 21, 2017 was  Ps. 15.49 to U.S.$1.00.
  Foreign trade reforms.  The Macri administration eliminated export duties on wheat, corn, beef and regional products, and reduced the export duty on soybeans by 5%, to 30%.  Further, the 5% export duty on most industrial exports and export duties on mining exports, were eliminated.  With respect to payments of existing debts for imports of goods and services, the Macri administration eliminated most of the restrictions on access to the MULC and eliminated the amount for any new transactions.  In addition, importers were offered short-term debt securities issued by Argentina to be used to repay outstanding commercial debt for the import of goods.
  Financial Policy. Since taking office, the Macri administration reached agreements to settle outstanding claims with a large majority of holdout creditors.  See “—Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of operations and prospects for growth.”

As of the date of this annual report, the impact that these measures and any future measures to be taken by the Macri administration will have on the Argentine economy as a whole, and the electricity sector in particular, cannot be fully anticipated.  While we believe that the effect of the planned liberalization of the economy will be positive for our business by stimulating economic activity, it is not possible to predict such effect with certainty and such liberalization could also be disruptive to the economy and fail to benefit or harm our business.  Since assuming office, the Macri administration reformed energy and gas sector tariffs. In addition, as of the date of this annual report, political parties opposed to the Macri administration retain a majority of the seats in the Argentine Congress, which requires the Macri administration to seek political support from the opposition for its economic proposals and creates further uncertainty as to the ability of the Macri administration to pass any measure which it may expect to implement.  In addition, legislative elections will be held in October 2017. We cannot assure you the impact that these measures or any future measures taken by the Macri administration will have on the Argentine economy, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs and Class B common shares.

If the high levels of inflation continue, the Argentine economy and our results of operations could be adversely affected

Inflation has, in the past, materially undermined the Argentine economy and the Argentine government’s ability to create conditions that allow growth.  In recent years, Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors.  According to data published by the INDEC, CPI inflation rates for July, August, September, October, November and December 2016, and January, February and March 2017 were 2.0%, 0.2%, 1.1%, 2.4%, 1.6%, 1.2%, 1.3%, 2.5% and 2.4%, respectively.  The wholesale price index (“WPI”) increased by 34.5% in 2016.  See “—The credibility of several Argentine economic indexes was called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, limit our ability to access credit and the capital markets” below.  The previous administration has in the past implemented programs to control inflation and monitor prices for essential goods and services, including by freezing the prices of supermarket products, and by executing price support arrangements with private sector companies in several industries and markets.

A high inflation rate affects Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation, negatively impacting employment and the level of economic activity and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit to businesses.  In turn, a portion of the Argentine debt continues to be adjusted by the Coeficiente de Estabilización de Referencia (Stabilization Coefficient, or “CER”), a currency index, that is strongly related to inflation.  Therefore, any significant increase in inflation would cause an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy.  A continuing inflationary environment could undermine our results of operations, adversely affect our ability to finance the working capital needs of our business on favorable terms, and cause the market value of our ADSs and Class B common shares to decline.

The credibility of several Argentine economic indexes was called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, limit our ability to access credit and the capital markets

In January 2007, the INDEC modified its methodology used to calculate the CPI, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households.  Prior to 2015, the credibility of the CPI, as well as other indices published by the INDEC were called into question.

On November 23, 2010, the Fernández de Kirchner administration began consulting with the IMF for technical assistance in order to prepare a new national CPI with the aim of modernizing the statistical system. However, Argentina was subsequently censured by the IMF in 2014 for failing to make sufficient progress in adopting remedial measures to address the quality of official data, including inflation and GDP.

In order to address the quality of official data, a new price index was put in place on February 13, 2014. Such new price index represented the first national indicator to measure changes in prices of final consumption by households. Unlike the previous price index, which only measured inflation in the urban sprawl of the City of Buenos Aires, the new price index was calculated by measuring prices of goods across the entire urban population of the 24 provinces of Argentina. Although this methodology brought inflation statistics closer to those estimated by private sources, material differences between official inflation data and private estimates remained during 2015. In November 2015, the INDEC suspended the publication of the CPI and the WPI.

On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP and foreign trade data, as well as with poverty and unemployment rates, the Macri administration declared a state of administrative emergency for the national statistical system and the INDEC that remained in effect through December 31, 2016. The INDEC suspended the publication of certain statistical data until a reorganization of its technical and administrative structure to recover its ability to produce reliable statistical information was finalized in June 2016. During the suspension period, the INDEC published CPI figures published by the City of Buenos Aires and the Province of San Luis for reference.

In June 2016, the INDEC began publishing an official inflation rate using a new methodology for calculating the consumer price index. The official CPI inflation rate for the period from May to December 2016 was 16.95%. The CPI inflation rates for July, August, September, October, November, December 2016, and January, February and March 2017 were 2.0%, 0.2%, 1.1%, 2.4%, 1.6%, 1.2%, 1.3%, 2.5% and 2.4%, respectively.  The WPI increased by 34.5% in 2016.

Any future required correction or restatement of the INDEC indexes could result in decreased confidence in Argentina’s economy, which, in turn, could have an adverse effect on our ability to access international capital markets to finance our operations and growth, and which could, in turn, adversely affect our results of operations and financial condition and cause the market value of our ADSs and Class B common shares to decline.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of operations and prospects for growth

The prospects for Argentine companies of accessing financial markets might be limited in terms of the amount of financing available, and the conditions and cost of such financing.

In 2005 and 2010, Argentina conducted exchange offers to restructure part of its sovereign debt that had been in default since the end of 2001.  As a result of these exchange offers, Argentina restructured over 92% of its eligible defaulted debt.  In April 2016, the Argentine government settled U.S.$4.2 billion outstanding principal amount of debt held by creditors who had not participated in the 2015 and 2010 restructurings.

As of the date of this annual report, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions, although the size of the claims involved has decreased significantly.  Although the vacatur of the pari passu injunctions removed a material obstacle to access to capital markets by the Argentine government, future transactions may be affected as litigation with holdout bondholders continues, which in turn could affect the Argentine government’s ability to access international credit markets, and thus could have a material adverse effect on the Argentine economy and, in turn, on our business, results of operations and prospects for growth.

Fluctuations in the value of the Peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations

Fluctuations in the value of the Peso may also adversely affect the Argentine economy, our financial condition and results of operations.  The devaluation of the Peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to very high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand including public utilities and the financial industry and adversely affect the Argentine government’s ability to honor its foreign debt obligations.  After several years of moderate variations in the nominal exchange rate, the Peso lost more than 30% of its value with respect to the US Dollar in each of 2013 and 2014, and in 2015, the Peso lost approximately 52% of its value with respect to the U.S. Dollar, including a depreciation of approximately 34% mainly experienced after December 17, 2015 following the announcement of the lifting of a significant portion of foreign exchange restrictions.  Since the devaluation in December 2015, the Central Bank has allowed the Peso to float and limited interventions to those needed to ensure the orderly functioning of the foreign exchange market. As of  December 31, 2016, the exchange rate was Ps. 15.89 to U.S.$1.00 and the depreciation of the Peso with respect to the U.S. Dollar reached approximately 20% during 2016.  We are unable to predict the future value of the Peso against the U.S. Dollar.  If the Peso devalues further, the negative effects on the Argentine economy could have adverse consequences to our business, our results of operations and the market value of our ADSs, including as measured in U.S. Dollars.

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

Beginning in April 2012, the Fernández de Kirchner administration provided for the nationalization of YPF and imposed major changes to the legal framework in which oil companies operate, principally through the enactment of Law No. 26,741 and Decree No. 1,277/2012.  Additionally, in December 2012, the Fernández de Kirchner administration issued Decree No. 2,552/2012, pursuant to which it ordered the expropriation of the Predio Rural de Palermo.  However, in January 2013, the Federal Civil and Commercial Chamber granted an injunction that has temporarily blocked the enforcement of Decree No. 2,552/2012. Although the decision was appealed by the Argentine government, the Supreme Court of Justice rejected such appeal and confirmed the Federal Civil and Commercial Chamber’s injunction subject to a decision on the merits.

Notwithstanding the measures recently adopted by the Macri administration, we cannot assure you that other measures that may be adopted by the current or any future Argentine government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade and investments will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations or cause the market value of our ADSs and Class B common shares to decline.

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

Additionally, the level of international reserves deposited with the Central Bank significantly decreased from U.S.$ 47.4 billion as of November 1, 2011 to U.S.$ 25.6 billion as of December 31, 2015, resulting in a reduced capacity of the Argentine government to intervene in the foreign exchange market and to provide access to such markets to private sector entities like us. The Macri administration has aimed at increasing the level of international reserves deposited with the Central Bank through the execution of different measures. As a result of the measures adopted, the international reserves increased to over U.S.$ 40.0 billion as of December 31, 2016.

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

The effect of the economic crisis on our customers and on us cannot be predicted.  Weak global and local economic conditions could lead to reduced demand or lower prices for energy, which could have a negative effect on our revenues.  Economic factors such as unemployment, inflation and the availability of credit could also have a material adverse effect on demand for energy and, therefore, on our financial condition and operating results.    The financial and economic situation in Argentina or other countries in Latin America, such as Brazil, may also have a negative impact on us and third parties with whom we do, or may do, business.  See “—The Argentine economy could be adversely affected by economic developments in other markets and by more general “contagion” effects.”

In addition, the global economic crisis that began in the fourth quarter of 2008, triggering an international stock market crash and the insolvency of major financial institutions, limited the ability of Argentine companies to access international financial markets as they had in the past or made such access significantly more costly.  A similar global or regional financial crisis in the future could limit our ability to access the credit or capital markets at a time when we require financing, thereby impairing our flexibility to react to changing economic and business conditions (see “Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of operations and prospects for growth”).  For these reasons, any of the foregoing factors could together or independently have an adverse effect on our results of operations and financial condition and cause the market value of our ADSs and Class B common shares to decline.

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

The designation of “veedores” (observers) by the CNV or other regulator could adversely affect our business, financial condition and results of operations

The Capital Markets Law No. 26,831 (the “CML”) provides that the CNV may inspect any entity subject to its oversight (such as us, our controlling shareholder or any of our affiliates subject to CNV oversight).  If after any inspection the CNV determines that a resolution of the board of directors of such entity violated the interests of its minority shareholders or any holder of its securities subject to the Argentine public offering regime, it may appoint a veedor (observer) with veto powers.  The CNV is additionally empowered to suspend a board of directors for a period of up to 180 days, subject to limited appeals and, alternatively, a veedor may be appointed through a judicial request.  Any determination by the CNV or any Argentine court that the right of our minority shareholders or holders of our securities issued in Argentina has been violated could result in the direct intervention of the CNV, including the potential suspension of our board of directors for up to 180 days, and, consequently, have an adverse effect on our business, financial condition and results of operations.  In this respect, on April 21, 2014, Molinos Rio de la Plata S.A., an Argentine company whose shares are publicly-traded in Argentina, reported the judicial appointment of a veedor at the request of ANSES, one of its shareholders, for a period of six months. On November 18, 2015, the National Chamber of Appeals suspended the application of Article No. 20 until the definitive decision on the Molinos case is rendered.  We cannot assure you that the CNV, or any other party, will not attempt to pursue a similar course of action with respect to us (or our controlling shareholder), which may have a negative effect on us.

Risks Relating to the Electricity Distribution Sector

The Argentine government has intervened in the electricity sector in the past, and is likely to continue intervening

Historically, the Argentine government has exerted a significant influence on the economy, including the energy sector, and companies such as us that operate in such sector have done so in a highly regulated context that aims mainly at guaranteeing the supply of domestic demand.

To address the Argentine economic crisis in 2001 and 2002, the Argentine government adopted the Public Emergency Law and other regulations, which made a number of material changes to the regulatory framework applicable to the electricity sector.  These changes severely affected electricity generation, distribution and transmission companies and included the freezing of distribution nominal margins, the revocation of adjustment and inflation indexation mechanisms for tariffs, a limitation on the ability of electricity distribution companies to pass on to the customer increases in costs due to regulatory charges and the introduction of a new price-setting mechanism in the wholesale electricity market (the “WEM”) which had a significant impact on electricity generators and generated substantial price differences within the market.  The Argentine government has continued to intervene in this sector by, for example, granting temporary nominal margin increases, proposing a new social tariff regime for residents of poverty-stricken areas, removing discretionary subsidies, creating specific charges to raise funds that are transferred to government-managed trust funds that finance investments in generation and distribution infrastructure and mandating investments for the construction of new generation plants and the expansion of existing transmission and distribution networks.

On December 17, 2015, the Argentine government issued Decree No. 134/15 declaring the emergency of the national electricity sector until December 31, 2017, and instructing the ME&M to adopt any measure the ME&M deems necessary regarding the generation, transmission and distribution segments, to adjust the quality, and guarantee the provision of, electricity.

On February 3, 2016, Resolution No. 22/16 of the ME&M established adjustments to the remuneration of generators to support the operation and maintenance of the generation plants until the regulatory measures currently under review by the Argentine government are enacted and the operation of the WEM is normalized.

On January 25, 2016, the ME&M issued Resolution No. 6/16, approving the seasonal WEM prices for each category of users for the period from February 2016 through April 2016.  Such resolution readjusted the seasonal prices as required by the regulatory framework. On February 1, 2017, the Secretariat of Electric Energy (the “SEE”) published Resolution No 20-E/2017, by means of which it approved the Summer Seasonal Schedule for the WEM corresponding to the period held between February 1 and April 30, 2017. Energy prices in the spot market were set by CAMMESA which determined the price to be charged by generators for energy sold in the spot market of the WEM on an hourly basis.  The WEM prices resulted in the elimination of certain energy subsidies and a substantial increase in electricity rates for individuals. On February 3, 2016, Resolution No. 22/16 of the ME&M established adjustments to the remuneration of generators to support the operation and maintenance of generations plants until new regulatory measures are adopted by the Argentine government and the operation of the WEM is normalized. As of the date of this annual report, the Argentine government has implemented a new remuneration scheme through SEE Resolution No. 19/17, which improved margins, especially for “new energy” operators.

The ME&M, issued Resolution No. 7/2016 pursuant to which it instructed the ENRE to, among others, (i) adjust the VAD using the transitional tariff regime included in the agreement that Edenor entered into with the Argentine government in February 2006 relating to the adjustment and renegotiation of the terms of the concession (the “Adjustment Agreement”), (ii) implement a social tariff regime and a reduction of such WEM prices for certain consumers, and (iii) effect a revision of the RTI by December 31, 2016. Also, Resolution No. 7/2016 derogated the PUREE and SE Resolution No. 32/2015. On February 1, 2017, the RTI process was completed and a new tariff scheme for the following five-years period was enacted.

Notwithstanding the recent measures adopted by the Macri administration, we cannot assure you that certain other measures that may be adopted by the Argentine government will not have a material adverse effect on our business and results of operations or on the market value of our shares and ADSs or that the Argentine government will not adopt emergency legislation similar to the Public Emergency Law or other similar regulations in the future that may increase our obligations, including increased taxes, unfavorable alterations to our tariff structures and other regulatory obligations, compliance with which would increase our costs and may have a direct negative impact on our results of operations and cause the market value of our ADSs and Class B common shares to decline. See “Item 4. Information on the Company—Our Business Overview—Edenor Concession.”

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

In recent years, the Argentine government has granted temporary and partial reliefs to some distribution companies, including a limited increase in distribution margins, a temporary cost adjustment mechanism which was not fully implemented and the ability to apply certain additional charges to customers.

On February 1, 2017, the RTI process was completed. The ENRE approved a rate of return for us of 12.46% before taxes. The resulting income was determined by applying the Net Replacement Value (“NRV”) methodology, over a slightly lower base capital than the one we had submitted in our proposal, reaching an amount of Ps. 34 billion. The difference with our proposal mainly lies in the fact that the ENRE excluded the fully depreciated assets from the regulatory net asset base. Moreover, the ENRE stated that our acknowledged remuneration as of December 2015 was Ps. 12.5 billion, which adjusted to February 2017 reached to Ps. 17.2 billion. The ENRE also established a non-automatic mechanism to adjust our tariffs, as it had done within the original Concession Contract and the Adjustment Agreement, in order to preserve the economic and financial sustainability of the concession in the event of price fluctuations in the economy. This mechanism has a biannual basis and includes a combined formula of wholesale and consumer price indexes (WPI, CPI and salaries increases) which trigger the adjustment of tariffs when the result is above 5%. However, we cannot guarantee you that these measures will be sufficient to address the structural problems created for us by the economic crisis and its aftermath. Our inability to cover the costs of distribution or to receive an adequate return on our asset base may further adversely affect our financial condition and results of operations.

Electricity demand may be affected by tariff increases, which could lead distribution companies, such as us, to record lower revenues

From 2012 through 2016 electricity demand in Argentina increased 12.1%, which reflects the relative low cost, in real terms, of electricity to customers due to the freezing of distribution margins, the establishment of subsidies in the purchase price of energy and the elimination of the inflation adjustment provisions in distribution concessions, coupled with the devaluation of the Peso and inflation.  As of the date of this annual report, the RTI process has been completed and tariffs have increased by an average of 60%, according to the category of customer as of February 2016.  Although increases in electricity transmission and distribution margins, and the elimination of subsidies, which increased the cost of electricity to end users, have not had a significant negative effect on demand in the past, we cannot make any assurances that recent increases or any future increases in the cost of electricity will not have a material adverse effect on electricity demand or result in a decline in collections from customers. In this respect, we cannot assure you that any future tariff increase will not lead electricity utility companies, like us, to record lower revenues and results of operations, which may, in turn, have a material adverse effect on the market value of our ADSs.

If we experience continued energy shortages in the face of growing demand for electricity, our ability to deliver electricity to our customers could be adversely affected, which could result in customer claims, material penalties, government intervention and decreased results of operations

In recent years, the condition of the Argentine electricity market has provided little incentive to generators and distributors to further invest in increasing their generation and distribution capacity, respectively, which would require material long-term financial commitments. Although there were new investments in generation capacity during 2016, the Argentine electricity market is still operating at near full capacity and both generators and distributors may not be able to guarantee an increased supply of electricity to their customers, which could lead to a decline in the growth of such companies. During December 2013, an increase in demand for electricity resulted in energy shortages and blackouts in Buenos Aires and other cities around Argentina.  Under Argentine law, distribution companies, such as us, are responsible to their customers for any disruption in the supply of electricity. As a result, we could face customer claims and fines and penalties for service disruptions caused by energy shortages unless the relevant Argentine authorities determine that energy shortages constitute force majeure.  Additionally, disruptions in the supply of electricity could expose us to intervention by the Argentine government, which warned of such possibility during the blackouts of December 2013. Such claims, fines, penalties or government intervention could have a materially adverse effect on our financial condition and results of operations, and cause the market value of our ADSs and Class B common shares to decline.  See also “—A potential nationalization or expropriation of 51% of our capital stock, represented by the Class A shares, may limit the capacity of the Class B common shares to participate in the board of directors.”

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

Since the execution of the agreement entered into with the Argentine government in February 2006 relating to the adjustment and renegotiation of the terms of our concession (the “Adjustment Agreement”) and as required by them, we have been engaged in an RTI with the ENRE.

The Adjustment Agreement contemplated a cost adjustment mechanism for the transitional period during which the RTI process was being conducted. This mechanism, known as the Cost Monitoring Mechanism (“CMM”), required the ENRE to review our actual distribution costs every six months (in May and November of each year) and adjust our distribution margins to reflect variations of 5% or more in our distribution cost base. We could also request that the ENRE apply the CMM at any time that the variation in our distribution cost base was at least 10% or more.  Any adjustments, however, were subject to the ENRE’s assessment of variations in our costs, and the ENRE’s approval of adjustments were not sufficient to cover our actual incremental costs in a timely manner. In the past, even when the ENRE approved adjustments to our tariffs, there was a lag between the time when we actually experienced increases in our distribution costs and the time when we received increased income following the corresponding adjustments to our distribution margins pursuant to the CMM.

As a result of the foregoing, during the years ended December 31, 2014, 2012 and 2011, we recorded a negative operating results and net results, and thus our working capital and liquidity levels were negatively affected (even in 2013), primarily as a result of the delay in obtaining a tariff increase and in having our tariff adjusted to reflect increases in our distribution costs, coupled with a constant increase in operating costs to maintain adequate service levels all of which has affected our capacity to perform our commercial obligations. In this context and in light of the situation that affected the electricity sector, the ENRE issued Resolution No. 347/12 in November 2012, which established the application of fixed and variable charges that have allowed the Company to obtain additional revenue as from November 2012 through 2016. However, changes made by Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE and additional revenue obtained through Resolution No. 347/12 were insufficient to make up for our operating deficit in 2014, due to the constant increase in operating costs.

In March 2015,  Resolution No. 32/15 of the SE granted us a temporary increase in income through funds provided by CAMMESA, applicable retroactively as from February 1, 2015 through February 1, 2016, to cover costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI.

In January 2016, the ME&M issued Resolution No. 7/16, pursuant to which the ENRE implemented a VAD adjustment to the tariff schedule on account of the future RTI in effect as of February 1, 2016.

In addition, such resolution: (i) abrogated the PUREE; (ii) repealed Resolution No. 32/2015 as from the date the ENRE resolution implementing the new tariff schedule becomes effective; (iii) discontinued the application of mechanisms that imply the transfer of funds from CAMMESA in the form of loan agreements with CAMMESA; (iv) ordered the implementation of the actions required to terminate the trusts created pursuant to Resolution No. 347/2012 of the ENRE and (v) prohibited the distribution of dividends in accordance with Section 7.04 of the Adjustment Agreement.

Pursuant to Resolution No. 7/16, the ENRE issued Resolution No. 1/16 establishing a new tariff structure, which remained in force (with certain suspensions as a result of injunctions, which are no longer in effect) until February 2017, when the RTI process was completed. See "Risk Factors— Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations.”

On April 1, 2016, the ENRE issued Resolution No. 55/16, which approved the program for the review of the distribution tariff scheme, establishing the criteria and methodologies for completing the RTI process.

On September 5, 2016, by means of Resolution No. 55/16, we submitted our rate schedule proposal for the following five-year period. On October 28, 2016, a public hearing was held to provide information and listen to the public opinion on the RTI.

On February 1, 2017, the ENRE issued Resolution No. 63/2017, through which it approved a new tariff scheme that established our new distribution added value (VAD) for the following five-year period.  For more information, see “Item 5—Operating and Financial Review and Prospects—Integral Tariff Revision”.  However, if we are not able to recover all future cost increases, and/or if there is a significant lag of time between when we incur the incremental costs and when we receive increased income we may be unable to comply with our financial obligations, we may suffer liquidity shortfalls and we may need to restructure our debt to ease our financial condition, any of which, individually or in the aggregate, would have a material adverse effect on our business and results of operations and may cause the value of our ADSs to decline.

Our distribution tariffs may be subject to challenges by Argentine consumer and other groups

In the recent years, our tariffs have been challenged by Argentine consumer associations, such as the action brought against us in December 2009, by an Argentine consumer association (Unión de Usuarios y Consumidores) seeking to annul certain retroactive tariff increases, which was ultimately dismissed, on October 1, 2013, by the Argentine Supreme Court of Justice.

Since May 2016, we were notified by several courts of the Province of Buenos Aires of certain provisional remedies granted to individual and collective customers against Resolution No. 6/16 and Resolution No. 1/16 issued by the ENRE (which authorized our new tariff schedule as from February 2016). Consequently, the tariff schedule, which included the WEM prices established by Resolution No. 6/16, were not applied during certain periods in 2016 (i) to the entire concession area as a result of the injunctions issued in the “Abarca” case and (ii) to the districts of “Pilar” and “La Matanza”, where provisional remedies remained in effect until October 24 and November 11, 2016, respectively, when they expired. Therefore, as of those dates, no provisional remedy has been in effect and tariff increases have been applied to all customers. If any future legal challenge were successful and prevented us from implementing any tariff adjustments granted by the Argentine government, we could face a decline in collections from our customers, and a decline in our results of operations, which could have a material adverse effect in our financial condition and the market value of our ADSs.

We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

We operate in a highly regulated environment and have been, and in the future may continue to be, subject to significant fines and penalties by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply.  Since 2001, the amount of fines and penalties imposed on our company has increased significantly.  As of December 31, 2016, 2015 and 2014, our accrued fines and penalties totaled Ps. 3,700.0 million, Ps. 1,253.1 million and Ps. 1,102.8 million, respectively (taking into account adjustments made to fines and penalties following the ratification of the Adjustment Agreement and recent regulation). See “Item 4. Information on the Company—Our Business Overview—Fines and Penalties.”

By means of Note No. 120,151, the ENRE established that all fines and penalties imposed by the ENRE after April 15, 2016, whether in respect of events occurring on or after such date or events occurring prior to the date thereof, but for which fines or penalties had not been imposed on us by such date, must be valued according to the VAD or KWh values in effect as of the last date of the semester or period during which the event giving rise to the penalty occurred, including any increases or adjustments applicable to our “remuneration” at such date.  In addition, the Note provides that fines and penalties that fall under the purview of the Note will accrue interest as from the day on which the event giving rise to the penalty occurs, until the day in which they are paid by us.

On October 19, 2016, by means of Note No. 123,091 the ENRE established the average rate values (Ps./KWh) to be applied as from December 2012, for the penalties payable to the Argentine government. In accordance with the terms of the Concession Agreement, such values correspond to the average sale price of energy charged to customers. Since the amounts set forth in the Note are not consistent with such principle, on November 1, 2016, the Company submitted a claim to the ENRE requesting the rectification of the amounts informed as they were considered incorrect. As of the date of this annual report, we had not received an answer.

In the case that the ENRE considers that the term “remuneration” under the Note includes all the amounts received, among other things government grants, the amount of the provision for penalties could increase significantly. However, we believe that such interpretation would be opposite to the terms of the Concession Agreement.

On February 1, 2017, the ENRE issued Resolution No. 63/17, through which it approved new parameters related to the quality standards, with the purpose of achieving by the end of the 2017-2021 period an acceptable quality level. In this regard, the ENRE established a penalty regime to be applied in the event of non-compliance with the requisite quality rates.

On March 29, 2017, through Note No. 125,248 the ENRE established a new methodology for the calculation of fines and penalties, determining that they must be valued according to the KWh values in effect as of the first day of the semester during which the event giving rise to the penalty occurred or the KWh values in effect as of the day of the occurrence of the event in the case of penalties arising from specific events.

In addition, fines and penalties, accrued and not imposed during the Transition Period of the Adjustment Agreement must be updated using the CPI that the Argentine Central Bank uses to elaborate the Multilateral Real Exchange Rate Index (“TCRM”), corresponding to the month prior to the semester during which the event giving rise to the penalty occurred or the month prior to that on which the specific penalty event occurred, till the previous month of the day on which the penalty was imposed. Those fines and penalties accrued and imposed since the date of issuance of the Note No. 120,151 through the completion of the RTI on February 1, 2017 (i.e., the period between April 2016 and February 2017) must also be updated using the CPI.

Furthermore, we cannot assure that we will have the ability to comply with the new quality standards set forth by Resolution No. 63/2017. In the case of penalties which had been imposed but are still unpaid, the 30-day interest rate of the Banco Nación corresponding to commercial discounts applies, as from the day when the penalty was imposed through the date of payment.

Despite the issuance of Resolution No. 63/2017, the treatment to be given to the penalties and reductions are still pending to be settled.

We may incur significant fines in the future, which could have a material adverse effect on our financial condition, our results of operations and the market value of our ADSs. See “Item 4. Information on the Company—Our Business Overview—Fines and Penalties” and “Item 4. Information on the Company—Our Business Overview—Quality Standards”

If we are unable to control our energy losses, our results of operations could be adversely affected

Our concession does not allow us to pass through to our customers the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by our concession, which is, on average, 10%.  As a result, if we experience energy losses in excess of those contemplated by our concession, we may record lower operating profits than we anticipate. Prior to the 2001 and 2002 economic crisis, we were able to reduce the high level of energy losses experienced at the time of the privatization down to the levels contemplated (and reimbursed) under our concession. However, during the last years, our level of energy losses, particularly our non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, in turn, the number of delinquent accounts and fraud. Although we continue to make investments to reduce energy losses, these losses continue to exceed the average 10% loss factor contemplated by the concession and, based on the current tariff schedule and economic turmoil, we do not expect these losses to decrease in the near term. Our energy losses amounted to 17.0% in 2016, 14.9% in 2015 and 14.3% in 2014. We cannot assure you that our energy losses will not continue to increase in future periods, which may lead us to have lower margins and could adversely affect our financial condition, our results of operations and the market value of our ADSs.

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

•         the fines and penalties incurred in any given year exceed 20% of our gross energy sales, net of taxes (which corresponds to our energy sales);

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

On February 1, 2017, the ENRE issued Resolution No. 63/17 establishing the new tariff scheme resulting from the completion of the RTI process, for the following five-year period. In accordance with the provisions of the Adjustment Agreement, EASA and EDFI withdrew their ICSID claim, and on March 28, 2017, the ICSID acknowledged the discontinuance of the procedure.

If the Argentine government were to foreclose on the pledge of our Class A common shares, pending the sale of those shares, the Argentine government would also have the right to exercise the voting rights associated with such shares.  In addition, the potential foreclosure by the Argentine government on the pledge of our Class A common shares could be deemed to constitute a change of control under the terms of our Senior Notes due 2022. See “—We may not have the ability to raise the funds necessary to finance a change of control offer as required by the Senior Notes due 2022.” If the Argentine government forecloses on the pledge of our Class A common shares, our results of operations and financial condition could be significantly affected and the market value of our ADSs could also be affected.

In 2016, our fines and penalties remained below the 20% of our gross energy sales. See "Item 4. Information on the Company-Our Concession-Fines and Penalties."

Default by the Argentine government could lead to termination of our concession, and have a material adverse effect on our business and financial condition

If the Argentine government breaches its obligations in such a way that we cannot comply with our obligations under our concession agreement or in such a way that our service is materially affected, we may request the termination of our concession, after giving the Argentine government a 90 days’ prior notice, in writing. Upon termination of our concession, all our assets used to provide the electricity distribution service would be transferred to a new state-owned company to be created by the Argentine government, whose shares would be sold in an international public bidding procedure. The amount obtained in such bidding would be paid to us, net of the payment of any debt owed by us to the Argentine government, plus an additional compensation established as a percentage of the bidding price, ranging from 10% to 30%, depending on the management period in which the sale occurs. Any such default could have a material adverse effect on our business and financial condition.

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

We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material effect on our business

As of December 31, 2016, approximately 86% of Edenor employees were union members. Although our relations with unions are currently stable and we have had an agreement in place with the two unions representing our employees since 1995, we cannot assure you that we will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues. We cannot assure you that we will be able to negotiate salary agreements or labor conditions on the same terms as those actually in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to demonstrations or work stoppages, our results of operations, financial conditions and the market value of our ADSs could be materially adversely affected.

We could incur material labor liabilities in connection with our outsourcing that could have an adverse effect on our business and results of operations

We outsource a number of activities related to our business to third-party contractors in order to maintain a flexible cost base.  As of December 31, 2016, we had approximately 3,786 third-party employees under contract.  Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that contractors will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina which have recognized joint and several liability between a contractor and the entity to which it is supplying services under certain circumstances. We cannot make any assurances that such proceedings will not be brought against us or that the outcome of such proceedings will be favorable to us. If we were to incur material labor liabilities in connection with our outsourcing, such liability could have an adverse effect on our financial condition, our results of operations and the market value of our ADSs.

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

We are currently not able to effectively hedge our currency risk in full and, as a result, increased devaluation of the Peso may have a material adverse effect on our results of operations and financial condition

Our revenues are collected in Pesos pursuant to tariffs that are not indexed to the U.S. Dollar, while all of our existing financial indebtedness is denominated in U.S. Dollars, which exposes us to the risk of loss from increased devaluation of the Peso. We are currently hedging part of this risk by converting a portion of our excess cash denominated in Pesos into U.S. Dollars and investing those funds outside Argentina, as permitted by applicable Central Bank regulations or by entering into currency forward contracts. In 2015, the Peso lost approximately 52% of its value with respect to the U.S. Dollar, including a depreciation of approximately 34% mainly experienced after December 17, 2015 following the announcement of the lifting of a significant portion of exchange restrictions. In 2016, the devaluation of the Peso with respect to the U.S. Dollar reached approximately 20%. In each of 2016 and 2015, our hedging contracts did not cover all of our exposure to such depreciation. We cannot assure you that the Argentine government will maintain current exchange regulations or that we will secure hedging transactions significant to cover all or a part of our exposure on favorable terms. If we continue to be unable to effectively hedge all or a sufficient portion of our currency risk exposure, a further devaluation of the Peso may significantly increase our debt service burden, which, in turn, may have a material adverse effect on our financial condition and results of operations.

In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations

As of December 31, 2016, our physical assets were insured for up to U.S.$ 1,516.8  million. However, we do not carry insurance coverage for losses caused by our network or business interruption, including for loss of our concession. See “Item 4. Information on the Company—Our Business—Insurance.”  Although we believe our insurance coverage is commensurate with standards for the distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our net profits and our overall financial condition and on the market value of our ADSs.

A substantial number of our assets are not subject to attachment or foreclosure and the enforcement of judgments obtained against us by our shareholders may be substantially limited

A substantial number of our assets are essential to the public service we provide. Under Argentine law, as interpreted by the Argentine courts, assets which are essential to the provision of a public service are not subject to attachment or foreclosure, whether as a guarantee for an ongoing legal action or in aid of enforcement of a court judgment. Accordingly, the enforcement of judgments obtained against us by our shareholders may be substantially limited to the extent our shareholders seek to attach those assets to obtain payment on their judgment.

The loss of exclusivity to distribute electricity in our service area may be adversely affected by technological or other changes in the energy distribution industry, which would have a material adverse effect on our business

Although our concession grants us the exclusive right to distribute electricity within our service area, this exclusivity may be revoked in whole or in part if technological developments make it possible for the energy distribution industry to evolve from its present condition as a natural monopoly into a competitive business. In no case does the complete or partial revocation of our exclusive distribution rights entitle us to claim or to obtain reimbursement or indemnity. Although, to our knowledge, there are no current projects to introduce new technologies in the medium- or long-term which might reasonably modify the composition of the electricity distribution business, we cannot assure you that future developments will not enable competition in our industry that would adversely affect the exclusivity right granted by our concession. Any total or partial loss of our exclusive right to distribute electricity within our service area would likely lead to increased competition and result in lower revenues, which could have a material adverse effect on our financial condition, our results of operations and the market value of our ADSs.

A potential nationalization or expropriation of 51% of our capital stock, represented by the Class A shares, may limit the capacity of the Class B common shares to participate in the board of directors

As of the date of this annual report, the ANSES owns shares representing 26.8% of our capital stock and appointed five Class B directors in our last shareholders’ meeting. The rest of our directors were appointed by the Class A shares.

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

We may not have the ability to raise the funds necessary to repay our commercial debt with CAMMESA, our major supplier

As of December 31, 2016, we owed approximately Ps. 5,469.5 million to CAMMESA, (including interest). Although we submitted to CAMMESA a repayment plan in November 2015, as of the date of this annual report negotiations with CAMMESA continue with respect to a final repayment schedule. This commercial debt is due and unpaid and we have not secured any waivers from CAMMESA. If CAMMESA requested that we repay such debt in a single payment, we may be unable to raise the funds necessary to repay it and, consequently, we could be exposed to a cash attachment, which could in turn result in our filing for a voluntary reorganization proceeding (“concurso preventivo”), which could cause the market value of our ADSs and Class B common shares to decline (see “—Risks related to Our Business—All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon the occurrence of any such events”).

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

All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon the occurrence of any such events

As of the date of this annual report, approximately U.S.$ 176.4 million of our financial debt is represented by the Senior Notes due 2022. Under the indenture for the Senior Notes due 2022, certain expropriation and condemnation events with respect to us may constitute an event of default, which, if declared, could trigger the acceleration of our obligations under the notes and require us to immediately repay all such accelerated debt. In addition, all of our outstanding financial indebtedness contains certain events of default related to bankruptcy and voluntary reorganization proceedings (“concurso preventivo”). If we are not able to comply with certain payment obligations as a result of our financial situation and if the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even us, could file for our bankruptcy, or we could file for a voluntary reorganization proceeding (“concurso preventivo”). In addition, all of our outstanding financial indebtedness also contains cross-default provisions or  cross-acceleration provisions that could cause all of our debt to be accelerated if the debt containing expropriation or bankruptcy or reorganization proceeding events of default goes into default or is accelerated. In such a case, we would expect to actively pursue formal waivers from the corresponding financial creditors to avoid such potential situation, but in case those waivers are not timely obtained and immediate repayment is required, we could face short-term liquidity problems, which could adversely affect our results of operations and cause the market value of our ADSs and Class B common shares to decline.

We may not have the ability to raise the funds necessary to finance a change of control offer as required by the Senior Notes due 2022

As of the date of this annual report, approximately U.S.$176.4 million of our financial debt is represented by the Senior Notes due 2022. Under the indenture for the Senior Notes due  2022, if a change of control occurs, we must offer to repurchase any and all such notes that are outstanding at a purchase price equal to 100% of the aggregate principal amount of such notes, plus any accrued and unpaid interest thereon and additional amounts, if any, through the purchase date. We may not have sufficient funds available to us to make the required repurchases of the Senior Notes due 2022 upon a change of control. If we fail to repurchase such notes in circumstances that may constitute an event of default under the indenture, which may in turn trigger cross-default provisions in other of our debt instruments then outstanding, our results of operations could be adversely affected and the market value of our ADSs and Class B common shares could decline.

We could be required by law to undertake a mandatory capital stock reduction and may in the future be required to be dissolved and liquidated.

As of December 31, 2016, our negative results exceeded 100% of our reserves and more than 50% of our capital stock, therefore, in accordance with Section 206 of the Argentine Corporations Law No. 19,550 (the “Argentine Corporations Law”), we were required to mandatorily reduce our capital stock. As of the date of this annual report, in light of the recent conclusion of the RTI process, our board of directors is currently analyzing the impact thereof on our financial position, estimating that the expected future revenues will allow us to revert this situation. If our losses for any fiscal year exceed our reserves plus 50% or more of our capital stock at the end of any such year, we fall under the purview of Section 206 of the Argentine Corporations Law and are required to mandatorily reduce our capital stock. Moreover, if our shareholders’ equity becomes negative (that is, if our total liabilities exceed our total assets) at the end of any fiscal year, we are required to dissolve and liquidate pursuant to Article 94 of the Argentine Corporations Law unless we receive a capital contribution or expect future revenues or results of operations which would result in our assets exceeding our liabilities. On April 18, 2017, our shareholders’ meeting decided not to approve the capital stock reduction at that time. However, if our quarterly negative results for the periods ended on March 31, 2017 and June 30, 2017 exceed 100% of our reserves and more than 50% of our capital stock, our board of directors will convene an extraordinary shareholder’s meeting to reconsider the capital stock reduction. A mandatory capital stock reduction can adversely affect our results of operations and financial conditions and cause the market value of our ADSs and Class B common shares to decline. See “Item 8. Financial Information—Significant Changes”).

The New York Stock Exchange and/or the Buenos Aires Stock Exchange may suspend trading and/or delist our ADSs and Class B common shares, upon the occurrence of certain events relating to our financial situation

The New York Stock Exchange (“NYSE”) and the Buenos Aires Stock Exchange (“BASE”) may suspend and/or cancel the listing of our ADSs and Class B common shares, respectively, in certain circumstances, including upon the occurrence of certain events relating to our financial situation. For example, the NYSE may decide such suspension or cancellation if our shareholders’ equity becomes negative.

The NYSE may in its sole discretion determine on an individual basis the suitability for continued listing of an issue in the light of all pertinent facts.  Some of the factors mentioned in the NYSE Listed Company Manual, which may subject a company to suspension and delisting procedures, include: “unsatisfactory financial conditions and/or operating results,”  “inability to meet current debt obligations or to adequately finance operations,” and “any other event or condition which may exist or occur that makes further dealings or listing of the securities on the NYSE inadvisable or unwarranted in the opinion of NYSE.”

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

Risks relating to ADSs and our Class B common shares

Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADRs to receive dividends and distributions on, and the proceeds of any sale of, the Class B common shares underlying the ADSs

The Argentine government may impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina.  Beginning in December 2001, the Argentine government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Central Bank, some of which are still in effect. Although the transfer of funds abroad in order to pay dividends no longer requires Central Bank approval to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting, future restrictions on the movement of capital to and from Argentina such as those that previously existed could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from Pesos into U.S. Dollars and the remittance of such U.S. Dollars abroad.  We cannot assure you that the Argentine government will not take similar measures in the future.  In such a case, the depositary for the ADSs may hold the Pesos it cannot otherwise convert for the account of the ADS holders who have not been paid.  In addition, any future adoption by the Argentine government of restrictions to the movement of capital out of Argentina may affect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs, and may adversely affect the market value of our ADSs.

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

Holders of ADSs may be unable to exercise voting rights with respect to the Class B common shares underlying the ADSs at our shareholders’ meetings

Shares underlying the ADSs are held by the depositary in the name of the holder of the ADS.  As such, we will not treat holders of ADSs as one of our shareholders and, therefore, holders of ADSs will not have shareholder rights. The depositary will be the holder of the common shares underlying the ADSs and holders may exercise voting rights with respect to the Class B common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our by-laws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying Class B common shares.  However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our common shares will receive notice of shareholders’ meetings through publication of a notice in an official gazette in Argentina, an Argentine newspaper of general circulation and the daily bulletin of the BASE, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, do not receive notice directly from us.  Instead, in accordance with the deposit agreement, we provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the Class B common shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of Class B common shares and Class B common shares represented by ADSs may not be voted as the holders of ADSs desire. Class B common shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, be voted at the corresponding meeting either in favor of the proposal of the board of directors or, in the absence of such a proposal, in accordance with the majority.

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

Argentine securities laws contain provisions that may discourage, delay or make more difficult a change of control of Edenor, such as the requirement, upon the acquisition of a certain percentage of our capital stock, to launch a tender offer to acquire a certain percentage of our capital stock, which percentage ranges from 10% to 100% depending on several factors.  These provisions may delay, defer or prevent a transaction or a change of control that might otherwise be in the best interest of our shareholders and may adversely affect the market value of our shares and ADSs.

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

A group of international investors, which included EDF International S.A. (a wholly owned subsidiary of Électricité de France S.A.), presented a bid for our Class A common shares through Electricidad Argentina S.A. (EASA), an Argentine company. EASA was awarded the bid and, in August 1992, EASA and the Argentine government entered into a stock purchase agreement relating to the purchase of our Class A common shares.  In addition, on August 5, 1992, the Argentine government granted us a concession to distribute electricity on an exclusive basis within our concession area for a period of 95 years. On September 1, 1992, EASA acquired our Class A common shares and became our controlling shareholder. See “Item 7. Major Shareholders and Related Party Transactions - Acquisition by Central Térmica Loma de la Lata S.A”.

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

In April 2007, we completed the initial public offering of our Class B common shares, in the form of shares and American depositary shares, or ADSs. We and certain of our shareholders sold 18,050,097 ADSs, representing 361,001,940 Class B common shares, in an offering in the United States and elsewhere outside Argentina, and our Employee Stock Participation Program sold 81,208,416 Class B common shares in a concurrent offering in Argentina.  Our ADSs are listed in the NYSE under the symbol “EDN,” and our Class B common shares are listed on the BASE under the same symbol.  We received approximately U.S.$ 61.4 million in proceeds from the initial public offering, before expenses, which we used to repurchase a part of our then outstanding debt.  Following the initial public offering, EASA continues to hold 51% of our common shares, and approximately 49% are held by the public. See “Item 7. Major Shareholders and Related Party Transactions”.

On November 20, 2008, the Argentine Congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the ANSES and eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with this law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES. As of the date of this annual report, ANSES held 242,999,553 of our Class B common shares, representing 26.8% of our capital stock.

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

Through this transaction, the Company divested the AESEBA business segment, recording a loss of Ps. 96.5 million, included in the results from continued operations. Subsequently the Trust used all the cash and bonds deposited to purchase Notes of the Company due 2017 and 2022. The result of the repurchase of those Notes was a gain of Ps. 116.1 million, which was recognized in “Other financial results” (Ps. 71.7 million in fiscal year 2013 and Ps. 44.4 million in fiscal year 2014).In April 2014, we closed the Management Trust and transferred and cancelled all the Edenor securities repurchased.   See “Item 5.Operating and Financial Review and Prospects—Debt”.

Business Overview

We believe we are the largest electricity distribution company in Argentina and one of the largest in Latin America in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2016. We hold a concession to distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and in the northern part of the City of Buenos Aires. As of December 31, 2016, Edenor served 2,867,250 customers. The following table shows the percentage of the electricity produced and sold by generating companies that was purchased by us in the periods indicated:

Year	Electricity demand(1)	Edenor demand(2)	Edenor´s demand as % of total demand
2014	126,397	24,860	19.7%
2015	131,998	26,322	19.9%
2016	132,950	26,838	20.2%

Source: Compañía Administradora del Mercado Mayorista Eléctrico, S.A. (CAMMESA)

(1)     Demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).

(2)     Calculated as electricity purchased by us and our wheeling system customers.

Edenor Concession

Through a concession dated August 5, 1992, the Argentine government granted us the exclusive right to distribute electricity within our concession area for a period of 95 years. Our concession will expire on August 31, 2087 and can be extended for one additional 10-year period if we request the extension at least 15 months before expiration. The Argentine government may choose, however, to grant us the extension on a non-exclusive basis.  The concession period was initially divided into an initial management period of 15 years expiring on August 31, 2007, followed by eight 10-year periods. However, pursuant to the terms of the concession we could request, at our option, the extension of the initial management period for an additional 5-year period from the entry into force of the new tariff structure adopted under the RTI process, subject to the ENRE’s approval. We presented requests for such extension in May 2007 and on July 5, 2007, and the ENRE, pursuant to its Resolution No. 467/2007, agreed to extend the initial management period for an additional period of five years from the date when the new tariff structure was adopted under the RTI.  The remaining 10-year periods will run from the expiration of the extension of the initial management period.

On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which empowered the Argentine government to implement, among other things, monetary, financial and foreign exchange measures to overcome the economic crisis. These measures, combined with the devaluation of the Peso and high rates of inflation, have had a severe effect on public utility companies in Argentina, including us. Under the Public Emergency Law, the Argentine government converted public utility tariffs from their original U.S. Dollar values to Pesos at an exchange rate of Ps. 1.00 per U.S.$ 1.00, froze all regulated distribution margins relating to the provision of public utility services (including electricity distribution services), revoked all price adjustment provisions and inflation indexation mechanisms in public utility concessions (including our concession) and was empowered to conduct a renegotiation of public utility contracts (including our concession) and the tariffs set therein (including our tariffs).

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

The following are the key provisions of the Adjustment Agreement, which are described elsewhere in this annual report:

•         a cost adjustment mechanism (CMM), pursuant to which our distribution costs were reviewed semiannually (or, under certain circumstances, more often) and adjusted if deemed appropriate by the ENRE to cover increases in our distribution costs;

•         an obligation to make capital expenditures of approximately Ps. 204 million for specific projects in 2006, which we complied with although we were not required to given that the Adjustment Agreement was not ratified in 2006;

•         our obligation to meet specified more stringent service quality standards than as originally contemplated in our concession;

•         a restriction on our ability to pay dividends without prior ENRE approval during the period in which we were engaged in the RTI;

•         forgiveness of approximately one-third of our accrued and unpaid fines, subject to meeting certain conditions relating to capital expenditures obligations and service quality standards, and a 7-year payment plan for the balance, commencing 180 days after the date on which the RTI came into effect;

•         our obligation to apply a social tariff regime for low-income customers, which regime was defined in the context of the RTI; and

•         our obligation to extend our network to provide service to certain rural areas.

Pursuant to the Adjustment Agreement, the Argentine government granted us an increase of 28% in our distribution margin as a result of the implementation of a Temporary Tariff Structure (RTT), which was effective retroactively as from November 1, 2005. The Adjustment Agreement was intended to apply transitionally until we completed the RTI with the ENRE in accordance with the terms of the Adjustment Agreement. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Tariffs”.  In addition, the ENRE applied a cost adjustment mechanism for the transition period during which the RTI process was being conducted.  The CMM required the ENRE to review our actual distribution costs every six months (in May and November of each year). If the variation between our actual distribution costs and our recognized distribution costs (as initially contemplated in the Adjustment Agreement or, if adjusted by any subsequent CMM, the most recent distribution cost base established by a CMM) was 5% or more, the ENRE was required to adjust our distribution margin to reflect our actual distribution cost base. The ENRE’s review was based on our distribution costs during the six-month period ending two months prior to the date on which the ENRE was required to apply the CMM.  We could also request that the ENRE apply the CMM at any time that the variation in our distribution cost base was at least 10% or more. Because the Adjustment Agreement was effective retroactively as of November 1, 2005, in May 2006, the ENRE determined that our distribution cost base increased by 8.032% (compared to the distribution cost base recognized in the Adjustment Agreement), and, accordingly, approved an equivalent increase in our distribution margin effective May 1, 2006. This increase, when compounded with the 28% VAD increase granted under the Adjustment Agreement, resulted in an overall 38.3% increase in our distribution margins charged to our non-residential customers. Also, on February 13, 2007, the ENRE authorized us to bill our customers (excluding residential customers) the retroactive portion of the 38.3% increase (corresponding to the period from November 2005 to January 2007), which amounted to Ps. 218.6 million and has been invoiced in 55 monthly installments since February 2007.

Between 2007 and 2016, we requested several CMM adjustments, which were recognized by the ENRE through different resolutions and notes (Resolution No. 1,037/07, Note No. 81,399, Resolution No. 250/13 and Resolution No. 32/15). Only two adjustments were recognized in a timely manner and were incorporated into the tariff structure, while the rest of them were recognized belatedly and not incorporated into our tariff structure.

On November 23, 2012, the ENRE issued Resolution No. 347/12 pursuant to which distribution companies were authorized, as from the issuance thereof, to include a fixed amount for small-demand (T1) customers and a variable amount for medium and large-demand (T2 and T3) customers as an additional charge in their bills, calculated as a percentage of power charges. Such charges, which are clearly indicated in the bills sent to customers, were deposited into a special trust account created by Resolution No. 347/2012 (namely, the “FOCEDE”) and exclusively used for the execution of distribution infrastructure and corrective maintenance works on the facilities of each of the distribution companies. Resolution No. 2/2016 of the ENRE partially repealed Resolution No. 347/2012, discontinuing the FOCEDE and ordering us to open a special bank account with a Central Bank authorized entity where the funds received pursuant to Resolution No. 347/2012 were deposited through February 2016.

In March 2015, the SE issued Resolution No. 32/15 granting us a temporary increase in income through funds provided by CAMMESA, which was applicable retroactively as from February 1, 2015, through February 1, 2016, to pay for costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI. Such additional income resulted from the difference between the “theoretical” tariff schedules set forth in such resolution and the tariff schedule in force at each time for each category of user, according to calculations made by the ENRE, which had been reported monthly to the SE and CAMMESA. In this respect, CAMMESA had transfered the funds contributed by the Argentine government, in accordance with the values reported by the ENRE.

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

On December 16, 2015, the Macri administration declared the state of emergency of the national electricity system that will remain in effect until December 31, 2017. The state of emergency allows the Argentine government to take actions designed to guarantee the supply of electricity.

In January 2016, the ME&M issued Resolution No. 7/16, pursuant to which the ENRE implemented a VAD adjustment to the tariff schedule on account of the future RTI in effect as of February 1, 2016.

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

Pursuant to Resolution No. 7/16, the ENRE issued Resolution No. 1/16 establishing a new tariff structure, which remained in force untill February 2017, when the RTI was completed.

On April 1, 2016, the ENRE issued Resolution No. 55/16, which approved the program for the review of the distribution tariff scheme, establishing the criteria and methodologies for completing the RTI process.

On September 5, 2016, by means of Resolution No. 55/16, we submitted our rate schedule proposal for the following five-year period. On October 28, 2016, a public hearing was held to provide information and listen to the public opinions on the RTI.

On February 1, 2017, the ENRE issued Resolution No. 63/2017, through which it approved a new tariff scheme that set our new distribution added value (VAD) for the following five-year period. For more information, see “Item 5—Operating and Financial Review and Prospects—Integral Tariff Revision.”

Geographic Exclusivity

Our concession gives us the exclusive right to distribute electricity within our concession area during the term of our concession. Under our concession, neither the national nor the provincial or local governments may grant further concessions to operate electricity distribution services within our concession area. In that respect, we are obligated to satisfy all of the demand for electricity originated in our concession area, maintaining at all times a service quality standard that has been established in our concession. This geographic exclusivity may be terminated in whole or in part by the Executive Branch if technological changes make it possible for the energy distribution industry to evolve from its present condition as a natural monopoly into a competitive business. However, the Argentine or the Provincial government may only exercise its right to alter or suppress our geographical exclusivity at the end of each management period under our concession, by prior written notice at least six months before the expiration of the then current management period.

Edenor’s concession area is divided into the following operating territories:

Operating territory	Districts
Region I	Ciudad de Buenos Aires, San Isidro, Vicente López, San Martín and Tres de Febrero
Region II	La Matanza, Morón, Hurlingham, Ituzaingo, Merlo, Marcos Paz and Gral. Las Heras
Region III	Pilar, Escobar, Tigre, San Fernando, San Miguel, Malvinas Argentinas, José C. Paz, Moreno and Gral. Rodríguez

The table below sets forth certain information relating to operating territories of Edenor as of and for the year ended December 31, 2016:

Operating territory	Area	Customers
	(km2)	(in thousands)

Region I	251.0	1,151.4	40.2%
Region II	1,761.0	912.4	31.8%
Region III	2,625.0	803.4	28.0%
Total	4,637.0	2,867.2	100.0%

Our Obligations

We are obligated to supply electricity upon request by the owner or occupant of any property in our concession area.  We are entitled to charge for the electricity supplied at rates that are established by tariffs set with the prior approval of the ENRE under applicable regulations.  Pursuant to our concession, we must also meet specified service quality standards relating to:

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

In addition, Clause 22.1 of  the Adjustment Agreement required us and our shareholders and former shareholders to suspend all claims and legal proceedings (including arbitration actions) in administrative, state or federal courts located in Argentina or abroad, that were related to measures adopted with respect to the Concession Agreement, derived from the emergency situation declared by the Public Emergency Law.  After the completion of the RTI, we and our shareholders and former shareholders were also obligated to completely waive and desist from all of the above mentioned claims and legal proceedings. All proceedings related to circumstances supervening the above described situations, or that were not related to the consequences of the Public Emergency Law, were expressly excluded. If our shareholders or former shareholders had not desisted from these claims, the Argentine government would have the right to foreclose on the pledge of our Class A common shares and sell these shares to a third party buyer. If the Company or any shareholder or former shareholder re-established or initiated a new claim, we would have the obligation to hold the Argentine government harmless in respect of amounts it could be required to pay pursuant to such claims. EDFI and EASA suspended all such claims against the Argentine government as part of the Adjustment Agreement and, in connection with its sale of its controlling stake in Edenor, EDFI agreed to withdraw its claims against the Argentine government before the ICSID at the request of Dolphin Energía S.A.

On February 1, 2017, the ENRE issued Resolution No. 63/17 establishing the new tariff scheme which resulted from the completion of the RTI process, which will apply to the following five-year period. Pursuant to the provisions of the Adjustment Agreement, EASA and EDFI withdrew their ICSID claim, and on March 28, 2017, the ICSID took note of the discontinuance of the procedure.

In accordance with our concession, our controlling shareholder, EASA, has pledged its 51% stake in the Company to the Argentine government to secure obligations under our concession. The Adjustment Agreement required that the pledge be extended to secure our obligations under such agreement.

Quality Standards

Edenor’s Concession

Pursuant to our concession, we are required to meet specified quality standards with respect to the technical quality of the product delivered (electricity) and the technical quality of the service provided. The quality standards relating to the technical product refer to the electricity’s voltage levels.  Edenor’s concession requires that the voltage level that we deliver be 3x380/220 V; 13.2 kV; 33kV; 132 kV; 220 kV. Edenor’s concession provides that admissible disruptions gaps in the voltage level may not exceed the following:

High voltage	‑5.0% to +5.0%
Overhead network (medium or low voltage)	‑8.0% to +8.0%
Buried network (medium or low voltage)	‑5.0% to +5.0%
Rural	‑10.0% to +10.0%

A fine is imposed under Edenor’s concession for disruption gaps in voltage levels that exceed the above‑mentioned limits for 3.0% or more of the total amount of time that electricity is provided. The amount of the fine depends on the magnitude of the gaps. As the gaps’s percentage increases (or decreases) from the nominal contracted tension level, the rate of the fine per kWh increases. These fines are credited to the affected user’s bill.

The quality standards of the product set forth in Edenor’s concession refer to the frequency and duration of the interruptions. The following table sets forth the standards set forth in our concession with respect to the frequency and duration of interruptions per customer during the current management period:

Category of user	Frequency of interruptions (maximum number of interruptions per semester)	Duration of interruption (maximum amount of time per interruption)(1)
High voltage	3	2 hours
Medium voltage	4	3 hours
Low voltage: (small and medium demand)	6	10 hours
Large demand	6	6 hours

_______________________

(1)        Interruptions of less than three minutes are not recorded.

In addition, pursuant to the Adjustment Agreement, we agreed to comply with a medium delivery standard (SAIFI and SAIDI) that reflected our actual average delivery standards during the period from 2001 through 2003. This medium delivery standard required us to comply with a maximum number of interruptions per semester, on average, of 2,761 and a maximum duration of interruption, on average, of 5,386 hours. If we do not meet the delivery standards required by our concession, as set forth in the table above, but are otherwise in compliance with the medium delivery standard under the Adjustment Agreement, we may withhold payment of any fines that may be imposed under our concession for this failure and use this amount of unpaid fines for our capital expenditures. If we fail to comply with this measure, we will be required to pay the fines to the affected customers.

Modifications resulting from the completion of the RTI process

In the five-year period following the completion of the RTI process, new regulatory requirements in terms of both product quality and service quality will be implemented, as set forth in ENRE Resolution No 63/2017. The most relevant changes relating to product quality will consist of: (1) the unification of the levels of voltage including an admissible disruption gap of 5% for high voltage and 8% for medium and low voltage; (2) the update of the cost of energy supplied under bad conditions (as per its term in Spanish, “CESMC”), which will increase to reflect the registered voltage offset (the CESMC will be updated depending on the VAD increases that may occur); (3) the calculation of a factor  to be applied over the CESMC to establish the reduction to be allocated to each affected user, with increases for each semester in the mentioned five-year period; and (4) the determination of an increase mechanism in customer compensation in the case of persistence over time of the event or incident.

In connection with the technical service quality, the most relevant changes will consist of: (1) the update of the cost of energy not supplied in conditions (“CENS”) according to the user’s category, which at the same time will be subject to any VAD increases that may occur; (2) the exclusion of penalties application in the event of electrical outages caused by severe climate events that affect between 100,000 and 400,000 users within 24 hours, provided that the service is reestablished within the terms set forth in ENRE Resolution No. 63/17; (3) the incorporation of quality paths that set expected values for the  SAIDI and SAIFI indicators, which satisfaction will determine the application of factors to be applied over the CENS to establish a compensation to be allocated to users. These factors are related to the duration of the electrical outage and increase in subsequent semesters of the five-year period; and, (4) the determination of adjustment rates differentiated by district/commune over the mentioned factors. In all cases, the evolution of these quality paths drive the SAIDI/SAIFI indexes to the values defined as medium grade quality reference in the concession contract at the end of the five-year period.

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

The following table sets forth the frequency and duration (SAIDI and SAIFI) of interruptions of our service in the periods indicated:

	Year ended December 31,
	2016	2015	2014
Average frequency of interruptions	8.67	8.93	9.55
Average duration of interruption (in hours)	25.84	26.63	33.03

In addition, for the purpose of meeting the quality levels, we must comply with certain operational requirements related to the quality of our commercial services, safety in the public highways, data gathering and processing (including through reports that must be submitted to ENRE for supervision and control) and other contractual requirements related to our environmental management plan and the claims filed with ENRE by users which have been resolved after the established period.

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

Fines and penalties that are not directly related to services rendered to our customers are owed to the ENRE. These include fines imposed on us by the ENRE for any network installations found to create a safety or security hazard in a public space, including streets and sidewalks. In addition, the ENRE may fine us for inconsistency in technical information that we are required to furnish to the ENRE.  Fines paid to the ENRE are deposited in the Third-Party Reserve Fund of the ENRE (Reserva de Fondos de Terceros del ENRE) in an account held with Banco Nación.  Payments accumulate in the account until the amount deposited reaches Ps. 5.6 million and then, with the ENRE’s authorization, the amount is proportionally distributed among our customers.

When we entered into the Adjustment Agreement in September 2005, the ENRE approved a payment plan in respect of approximately Ps. 116 million of our accrued fines and penalties and agreed, subject to the condition that we meet the quality standards and capital expenditure requirements specified in the Adjustment Agreement, to waive approximately Ps. 58 million of accrued and unpaid fines and penalties. Under such payment plan, the penalties and fines to be paid to users were to be repaid in fourteen semiannual installments, with the first installment due upon the termination of a 180-day grace period beginning on the date the RTI’s resulting tariff structure came into effect.

Because the Adjustment Agreement was not ratified until January 2007, we recalculated the amounts of accrued fines and penalties credited thereof, according to the increase of the VAD charged to customers (including the CMM adjustments which have been transferred to customers for a total amount of Ps.17.2 million) up to the date of their credit to the customers’ accounts.

On December 22, 2015, considering the existence of cash flow and the strong possibility that such penalties to be paid to users would not be waived, we decided to make such payment in the form of one single credit, instead of fourteen semiannual installments as previously agreed, which was made to the users’ accounts for an amount Ps.152.2 million in the aggregate. In addition, a total of Ps.33.7 million in the aggregate remains available for those clients which had not an active service as of December 22, 2015.

During 2015, we entered into a settlement agreement with the ENRE (the “ENRE settlement”) under which we agreed to pay final penalties imposed on and which have been judicially challenged by us, with an adverse result, for an amount of Ps.85.7 million plus interest of Ps. 84.2 million. These fines were all paid to the Argentine government and not to users.

 The following table shows the adjustments to Edenor’s standalone accruals for ENRE fines and penalties, including current fines and penalties and adjustments to past fines due to increases in our tariffs pursuant to the Adjustment Agreement, for the periods specified:

	Year ended December 31,
	(in millions of Pesos)
	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Accruals at beginning of year	1,066.8	1,102.8	923.8	647.4	531.9	455.4	377.5	331.6	281.4	241.1	169.7	99.2	63.4	49.0	19.0	13.6
ENRE Fines and Penalties	2,556.7	281.7	278.8	287.5	116.9	81.1	80.0	58.5	34.8	23.9	25.2	72.7	36.0	14.6	31.7	16.4
Accrued interests	-	-	-	-	5.1	-	-	-	-	-	-	-	-	-	-	-
Quality of Technical Service	1,426.4	170.2	177.7	176.3	75.7	47.0	46.0	15.0	15.2	7.0	10.4	4.9	4.7	3.2	5.6	5.2
Quality of Technical Product	383.1	29.0	19.8	18.7	12.4	3.2	3.4	3.1	3.0	0.9	0.6	1.1	6.9	6.5	5.5	2.9
Quality of Commercial Service	41.5	14.2	10.6	13.9	6.8	5.1	3.0	2.4	1.6	1.1	1.2	-	1.2	0.5	1.5	1.7
Public Safety	564.7	64.3	57.5	37.6	17.7	19.8	19.4	34.0	11.6	10.3	6.7	25.4	10.9	2.0	4.9	4.2
Transport Technical Function	0.1	(6.1)	5.4	2.3	0.2	0.6	0.4	0.3	0.3	0.2	0.4	-	0.2	0.2	0.2	-
Reporting Violations	101.9	10.1	6.2	25.8	3.4	4.2	6.6	3.7	2.9	4.4	5.6	33.7	12.2	1.7	4.9	1.9
Others	38.8	-	1.6	13.0	0.9	1.3	1.3	-	-	-	0.2	7.5	-	0.4	9.0	0.5
Less: Paid during period:													-
Quality of Technical Service	83.5	64.1	85.6	-	-	-	-	-	-	-	-	1.6	-	-	0.9	3.3
Quality of Technical Product	-	54.1	-	-	-	-	-	-	-	-	-	-	-	-	-	2.3
Quality of Commercial Service	6.3	16.8	14.2	11.1	6.5	4.5	1.9	3.7	-	1.5	0.4	0.1	0.1	0.1	0.3	1.4
Public Safety	-	79.8	-	-	-	-	0.1	8.9	1.6	-	-	-	-	-	-	2.1
Transport Technical Function	-	-	-	-	-	-	-	-	-	0.2	0.3	-	-	0.1	0.4	0.2
Others	-	102.9	-	-	-	-	-	-	-	-	-	0.6	-	-	-	1.7
Total paid during period	89.8	317.7	99.8	11.1	6.5	4.5	2.0	12.6	1.6	1.7	0.7	2.3	0.1	0.2	1.6	11.0
Plus: Adjustment to fines and penalties pursuant to the ratification of the Adjustment Agreement	-	-		-	-	-	-	-	17.2	18.1	47.0	-	-	-	-	-
Accruals at year‑end	3,533.5	1,066.8	1,102.8	923.8	647.4	531.9	455.4	377.5	331.6	281.4	241.1	169.7	99.2	63.4	49.0	19.0

Note: The facts or events that generated the amounts charged in each period may have occurred in prior periods and not necessarily in the period in which the charge is made. For 2016 and 2015, fines and penalties do not include Ps. 166.4 million and 186.3 million under the ENRE settlement, respectively.

Our fines and penalties imposed on us by the ENRE amounted to Ps.2,556.7 million and Ps.281.7 million as of December 31, 2016 and 2015, respectively.

As of December 31, 2016, total accrued fines and penalties imposed on us amounted to Ps.3,533.5 million, of which Ps. 2,156.1 million (including accrued interest) corresponded to penalties accrued but not yet imposed on us and Ps. 1,377.5 million (including accrued interest) correspond to penalties imposed on us but not yet paid.

Through Note No. 120,151 , the ENRE established that all fines and penalties to be imposed after April 15, 2016 (whether with respect to events occurring on or after such date or events occurring prior to the date thereof but for which fines or penalties had not been imposed on us by such date) must be valued according to the VAD or KWh values in effect as of the last date of the semester or period during which the event giving rise to the penalty occurred, including any increases or adjustments applicable to our “remuneration” at such date.  In addition, fines and penalties that fall within the purview of the Note will accrue interest from the last date of the semester on which the event giving rise to the penalty occurred until the date they are paid by us.

Additionally, on October 19, 2016, through Note No. 123,091 the ENRE established the average rate values (Ps./KWh) to be applied as from December 2012, for calculating the penalties payable to the Argentine government. In accordance with the terms of the Adjustment Agreement, such values correspond to the average sale price of energy charged to customers. Since the rate values informed in the Note are not consistent with such provision, on November 1, 2016, we submitted a note to the ENRE requesting their rectification as we considered the approach erroneous. As of the date of this annual report, we had not received an answer.

In case the ENRE considers that the average rate values (Ps./KWh) to be applied for the calculation of penalties must include all the amounts received by us in the form of, for example, government grants, the amount of our provision for penalties could increase significantly. However, we believe that such interpretation would be contrary to the terms of the Concession Agreement.

On February 1, 2017, the ENRE issued Resolution No. 63/17, through which it approved new parameters related to the quality standards, with the purpose of achieving by the end of the 2017-2021 period an acceptable quality level. In this regard, the ENRE established a penalty regime to be applied in the event of non-compliance with the requisite quality rates.

On March 29, 2017, through Note No. 125,248, the ENRE established a new methodology for the calculation of fines and penalties, determining that fines must be valued according to the KWh values in effect as of the first day of the semester during which the event giving rise to the penalty occurred or the KWh value in effect as of the day of occurrence of the event in the case of penalties arising from specific events.

In addition, fines and penalties, accrued and not imposed during the Transition Period of the Adjustment Agreement must be updated using the CPI that the Argentine Central Bank uses to elaborate the Multilateral Real Exchange Rate Index (“TCRM”), corresponding to the month prior to the semester during which the event giving rise to the penalty occurred or the month prior to that on which the specific penalty event occurred, till the previous month of the day on which the penalty was imposed. Those fines and penalties accrued and imposed since the date of issuance of the Note No. 120,151 through the completion of the RTI on February 1, 2017 (i.e., the period between April 2016 and February 2017) must also be updated using the CPI.

In the case of penalties which had been imposed but remain unpaid, the 30 day interest rate of the Banco Nación corresponding to commercial discounts shall apply, as from the day when the penalty was imposed through the date of payment.

Despite the issuance of Resolution No. 63/2017, the treatment to be given to the penalties and reductions are still pending to be settled.

Disruptions

Due to the disruption in the provision of service in our concession area resulting from a power outage during a heat- wave occurred between December 20 and December 31, 2010, the ENRE issued Resolution No. 32/11 in February 2011 whereby we were fined in the amount of Ps.1.1 million and ordered to compensate those customers who had been affected by power cuts for approximately Ps.21.2 million. We have filed a direct appeal with the Appellate Court in Contentious and Administrative Federal Matters No. 1, requesting that such resolution be declared null and void.

Additionally, we filed a petition for the granting of injunctive relief aimed at suspending the application of the fine imposed until a decision on the direct appeal is rendered. On April 28, 2011, the court denied the request for injunctive relief. As a consequence, we filed a federal extraordinary appeal (“Recurso Extraordinario Federal”) which was subsequently rejected. We then filed another appeal (“Recurso de queja por apelación denegada”) with the Supreme Court requesting that the rejected extraordinary federal appeal be sustained. During 2014, the Appellate Court in Contentious and Administrative Federal Matters No. 1, denied the direct appeal requesting such resolution be declared null and granted the extraordinary appeal on the grounds that the matter corresponded to the scope and interpretations of a federal rule but not as to the arbitrariness of the judgment claimed by Edenor. Consequently, we then filed an appeal (“Recurso de queja por apelación denegada”) requesting that both appeals be entertained jointly. As of December 31, 2016, Edenor estimated a potential obligation of Ps. 52.0 million as a result of Resolution No. 32/2011of the ENRE and registered a provision for this amount in its financial statements for the year ended December 31, 2016.

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

In addition, it was resolved that the Company and Edesur shall compensate each “small demand residential customer” (T1R) who had been affected by the power cuts occurred during the aforementioned period. The amount of the compensation depends on the length of the power cut which must have lasted for more than 12 continuous hours. We have recorded a Ps. 33 million provision in connection with this compensation.

On January 7, 2014, we were notified of Resolution No. 1/2014 of the ENRE ordering the payment of compensation to each user affected by the extreme weather occurring in December 2013 and January 2014. A credit determined by the duration of the interruption of the service was recognized to each affected user in our invoices until such credit was fully cancelled, representing an additional 100% compensation for those users who had been affected by similar interruptions of supply in previous years. The total compensation paid amounted to Ps. 85.7 million.

On March 28, 2016, we were notified of Resolution No. 31/2016 of the ENRE pursuant to which we were instructed to compensate the small residential customers (T1R) who had been affected by the power outages occurred during the period between February 12, 2016 and February 18, 2016. The amount of each such compensation depended on the duration of each relevant power outage. The total compensation paid amounted to Ps. 73 million, and was credited to invoices issued as of April 25, 2016.

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

On February 1, 2017, the ENRE issued Resolution No. 63/17 establishing the new tariff scheme which resulted from the completion of the RTI process, applicable to the following five-year period. Pursuant to the provisions of the Adjustment Agreement, EASA and EDFI withdrew their ICSID claim, and on March 28, 2017, the ICSID took note of the discontinuance of the procedure. See “Item 7. Major Shareholders and Related Party Transactions - Acquisition by Central Térmica Loma de la Lata S.A”.

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

Periodic bidding for control of Edenor

Before the end of each management period under our concession, the ENRE will arrange for an international public bidding procedure to be conducted for the sale of 51% of our capital stock and voting rights in similar conditions to those under which EASA acquired its stake. EASA (or its successor) will be entitled to participate in the bid.  The person or group offering the highest price will acquire the stock and will pay the offered price to EASA. If EASA is the highest bidder or if EASA’s bid equals the highest bid, it will retain 51% of our stock, but no funds will need to be paid to the Argentine government and EASA will have no further obligation with respect to its bid.  There is no restriction as to the amount EASA may bid. In the event EASA fails to submit a bid or its bid is lower than the highest bid, the Class A common shares will be transferred to the highest bidder and the price paid by the purchaser (except for any amounts owed to the Argentine government) will be delivered to EASA.  See “Item 7. Major Shareholders and Related Party Transactions - Acquisition by Central Térmica Loma de la Lata S.A”.

The first management period was set to expire on August 31, 2007. We presented a request for a five-year extension of the initial management period in May 2007 and on July 5, 2007, the ENRE, pursuant to the Resolution No. 467/2007 of the ENRE, agreed to extend the initial management period for an additional five years from the date that the new tariff structure was adopted under the RTI.  The remaining 10-year periods will run from the expiration of the extension of the initial management period.

Default of the Argentine government

If the Argentine government breaches its obligations in such a way that we cannot comply with our obligations under our concession or in such a way that our distribution service is materially affected, we may request the termination of our concession, after giving the Argentine government a 90 days’ prior notice. Upon termination of our concession, all our assets used to provide our electricity distribution service will be transferred to a new state‑owned company to be created by the Argentine government, which shares will be sold in an international public bidding procedure. The amount obtained in such bidding will be paid to us, net of the payment of any debt owed by us to the Argentine government, plus compensation established as a percentage of the bidding price, ranging from 10% to 30% depending on the management period in which the sale occurs.

                Edenor Network

As of December 31, 2016, the system through which we supply electricity was composed of 76 sub-stations of high/high voltage, high/medium voltage and high voltage customers, representing 16,219 MVA of transformer capacity installed and 1,452 kilometers of high-voltage power lines of 220 kV, 132 kV and 27.5 k. The distribution system of medium and low voltage was comprised of 17,339 transformers of medium/low voltage, representing 7,370 MVA of transformer capacity, 10,437 kilometers of medium‑voltage power lines of 33 and 13.2 kV and 26,549 kilometers of low-voltage power lines 380 V.

The following table provides certain information concerning our transmission and distribution system as of the dates presented:

	As of December 31,
	2016	2015	2014
Kilometers of transmission lines
High voltage	1,452	1,438	1,410
Medium voltage	10,437	10,189	9,979
Low voltage	26,549	26,236	25,882
Total	38,438	37,863	37,271
Transformer capacity (MVA)
High voltage/high voltage	8,428	8,128	7,828
High voltage/medium voltage	7,791	7,691	7,131
Medium voltage/low voltage and medium voltage/medium voltage	7,668	7,158	6,897
Total	23,887	22,977	21,856

Demand is provided from points of interconnection with the Argentine Interconnection System (Sistema Argentino de Interconexión, or SADI), 500 kV and 220 kV Rodríguez Substation, 220 kV and 132 kV Ezeiza Substation  and from the local power plants Puerto and Costanera. In turn, the transmission network links these nodes with head sub-stations of 220 kV -Casanova, Colegiales, Malaver, Matheu, Morón, Rodríguez, Talar and Zappalorto- and 132 kV -Matanza, Ramos Mejía, Agronomía, Puerto Nuevo, Edison, Malvinas and Pilar-.

The transmission and distribution system, together with the Edesur S.A and Edelap S.A.  (“Edelap”) systems, forms the Greater Buenos Aires (GBA) system. The GBA system is operated by  Sociedad Anónima Centro de Movimiento de Energía (SACME), which is jointly administrated by Edesur and us (50% of SACME shares are owned by Edesur and us).  SACME is responsible for the management of regional high-voltage distribution, coordinating, controlling and supervising the operation of the generation, transmission and distribution network in the City of Buenos Aires and the greater Buenos Aires metropolitan area, including coordination with the SADI in Edenor and Edesur’s concession areas.

We distribute energy from the sub-stations of high/medium voltage through the primary 13.2kV and 33kV system to a secondary 380/220 V low-voltage system, supplying end users with different voltage levels according to their requirements. In exceptional cases, we supply high voltage energy to certain users.

Construction works related to the extension of the transformations system 220/132 kV in Rodriguez Substation were completed in 2016, increasing its capacity from 300 MVA to 600 MVA. Furthermore, we continue working towards the installation of a new transformer of 500/220 kV and 800 MVA in the Rodriguez Substation, with financing from the Administration of Transport and Electric Supply Works Trust (FOTAE). We believe that this addition will allow us to meet the increasing energy demand in the medium and long term throughout our concession area.  See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Demand—Capacity Demand”. As an intermediate step, we are working on the assembly of a 500/132 kV and 300 MVA capacity transformer.

Under the framework of Resolution No. 21/16 of the SE, thermal generation projects related to Edenor's electric network have been awarded for approximately 650 MW, starting operations in 2017.

Works to expand Edesur’s substation Ezeiza 220/132 kV are also ongoing, which will increase its capacity by 300 MVA, and will be available to Edenor, and new 132 kV electroducts between such substation and the El Pino substation.

During 2016, several high-voltage facilities were put into service in the high voltage grid:

✓  New Substations:

-          Olivos 132/13.2 kV 2x80 MVA.

-          Aguas 132/13.2 kV 2x40 plus 1x20 MVA.

-          Aeroclub 132/13.2 kV 2x80 MVA.

-          Gaona 132/33/13.2 kV 4x40 MVA.

✓  Substations’ expansion:

-          Morón from 132/13,2 kV from 3x40 MVA to 2x40 plus 1x80 MVA

-          Suarez 132/13.2 kV from 2x40 MVA to 2x80 MVA.

-          Tapiales 132/13.2 kV from 2x40 MVA to 2x80 MVA.

-          Pantanosa 132/13.2 kV increasing by 40 MVA.

-          José C. Paz 132/13.2 kV increasing by 120 MVA.

-          Urquiza 132/13.2 kV to 3x40 MVA.

                Systems

Throughout 2016, we continued implementing significant improvement into our technological platform, thus consolidating our leading position in the field. Some of our main projects were:

  The implementation of the “Technical Project” was completed, which represented one of the most important projects in our history. It consists of an integral management software for all the assets comprising the Company’s premises and workforce.

  As a result, a significant knowledge of the network was achieved, improving maintenance efficiencies and reducing the sustained rate of system failure. In addition, effective task management was significantly improved as a result of the enhancement of programming, task dispatch, work planning and the reduction of electrical outage.

  In connection with the CC&B central system (Customer Service and Billing), the adjustments generated by the modification of tariffs required certain changes such as to: the frequency of invoices (from bimonthly to monthly), the application of the social tariff and to invoice design. Moreover, a new support and billing delivery control system was implemented, as well as new payment methods through online third-party platforms (such as Pago Facil) and the use of credit cards introduced.

  With respect to the Edenor 2.0 System for mobile phones and Edenor’s website, the second update phase was initiated so as to streamline the relationship with customers and to enable them to interact with us, including by posting questions and paying bills without having to go to our commercial offices.

  Throughout 2016, new credit card payment functions were developed. In addition, support services were introduced to allow customers to carry out 85% of online transactions. Accordingly, it is currently easier for customers to manage their accounts. A virtual chat tool was also implemented, thus offering a new 24/7 assistance channel.

  In connection with the SAP System, new modules were implemented as well as significant improvements to our management system such as in connection with the management of contracts and administrative processes in digital platforms to reduce time and provide transparency. Moreover, new modules of the management system in the central warehouse were implemented. A mobile application was also implemented which enables to make system procedure approvals through the use of mobile phone lines by the executives of the Company.

  We implemented the “Remedy”, a new ticket registration system that enables us to unify and order the processes of the IT and Telecommunications Directorate, by providing a higher quality service in terms of time and response, thus achieving greater traceability of the different processes, that is indispensable for our SOX certification.

  The performance management module within the “success factor tool” was acquired and implemented, which enables us to manage the performance and development of our staff to better achieve the Company’s results through the alignment of plans and objectives.

  A digital board system (Edenor TV) was implemented to address customers who use the monitors located in our commercial offices.

  The Smartime Phase II implementation was carried out, by including referral and/or control workflows.

  In the technology and operations sectors, improvement in terms of applications availability and performance were achieved by means of the implementation of new technologies and processes, such as a new information storage equipment, achieving a 300% improvement in terms of the processing of main systems, the expansion of the number of servers supporting the operations and the update of mobile computers and a third of the total number of desktop equipment.

Telecommunications

During 2016:

•         The connectivity deployment of the Transformation Centers (CT) was initiated to allow remote control from the network control center over network medium voltage control elements. This will enable us to reestablish the service in the event of a failure in a shorter period of time thus improving the quality of the electrical service rendered.

•         A new technology to improve communications and optimize the equipment of 20 substations was acquired.

•         Part of the call center infrastructure was partially migrated to a new service provider located in the province of Tucumán with 55 assistance positions and 7 supervising positions.

•         A high availability corporate internet service was implemented, which connects directly to the cloud so as to improve connectivity by offering a better-quality service to all internet applications.

•       New video surveillance systems were installed and some were migrated to the new control and intrusion system. Certain works were carried out such as: (1) the installation and startup of the telecommunications or structured wiring of new locations; (2) the startup of new sectors and commercial offices; (3) the installation of fiber optic cable which enabled a high-speed connection with sub stations Corralón, SE. Olivos, Morón Sector and Ituzaingó offices; and (4) the beginning of the connections in Nuevo Puerto and Substation Puerto Nuevo of the new SMEC meters.

                Customers

The following graph shows the evolution of our customer base through December 31 of each year:

As of December 31, 2016, Edenor served 2,867,250 customers. We define a “customer” as one meter.

Edenor Tariff Categories

Edenor classifies its customers pursuant to the following tariff categories:

•       Residential (T1-R1 to T1-R9): residential customers whose peak capacity demand is less than 10kW.  In 2016, this category accounted for approximately 43.6% of our electricity sales.

•       Small commercial (T1-G1 to T1-G3): commercial customers whose peak capacity demand is less than 10kW.  In 2016, this category accounted for approximately 8.2% of our electricity sales.

•       Medium commercial (T2): customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW.  In 2016, this category accounted for approximately 8.2% of our electricity sales.

•       Industrial (T3): industrial customers whose peak capacity demand is equal to or greater than 50kW.  This category is applied to high-demand customers according to the voltage at which each customer is connected.  The voltage ranges included in this category are the following: (i) Low Voltage (LV): voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV.  In 2016, this category accounted for approximately 16.5% of our electricity sales.  This category does not include customers who purchase their electricity directly through the WEM under the wheeling system.

•       Wheeling System: large users who purchase their electricity directly from generation or broker companies through the WEM. These tariffs follow the same structure as those applied under the Industrial category described above. As of December 31, 2016, the total number of such large users was 713, and in 2016 this category represented approximately 18% of our electricity sales.

•       Others: public lighting (T1-PL) and shantytown customers whose peak capacity demand is less than 10kW.  In 2016, this category accounted for approximately 5.5% of our electricity sales.  See “Framework Agreement (Shantytowns)”.

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

Reading, Billing and Collecting

We bill our customers based on their category of service. Residential and small commercial customers are billed a fixed charge payable monthly and a variable charge based on each unit of energy consumed. The energy consumption savings obtained by customers are calculated by comparing the current consumption with the customer’s consumption registered on the same period in 2015. As of January 29, 2016, since the issuance of Resolution No. 1/16, the ENRE established a new billing schedule on a monthly basis maintaining consumption readings on a bimonthly basis. On February 1, 2017, the ENRE issued Resolution No. 63/2017 establishing a new tariff schedule, which maintains the billing methodology described above.

Our residential and small commercial customers are divided into subcategories based on their consumption, as follows:

Residential (Tariff 1-R or T1-R):

  Tariff 1-R1: bimonthly energy consumption less than or equal to 300 kWh;
  Tariff 1-R2: bimonthly energy consumption greater than 301 kWh and less than or equal to 650 kWh;
  Tariff 1-R3: bimonthly energy consumption greater than 651 kWh and less than or equal to 800 kWh;
  Tariff 1-R4: bimonthly energy consumption greater than 801 kWh and less than or equal to 900 kWh;
  Tariff 1-R5: bimonthly energy consumption greater than 901 kWh and less than or equal to 1000 kWh;
  Tariff 1-R6: bimonthly energy consumption greater than 1001 kWh and less than or equal to 1200 kWh;
  Tariff 1-R7: bimonthly energy consumption greater than 1201 kWh and less than or equal to 1400 kWh;
  bimonthly energy Tariff 1-R8: bimonthly energy consumption greater than 1401 kWh and less than or equal to 2800 kWh; and
  Tariff 1-R9: bimonthly energy consumption greater than 2800 kWh.

Social Tariff

The social tariff applies to the same subcategories of residential tariff, but without a variable charge for the first 150 kWh monthly consumption.

To qualify for the social tariff, customers must comply with one of the following characteristics:

•         retirees or pensioners who receive two gross minimum wages or less;

•         workers in employment relationships that earn two gross minimum wages or less;

•         self-employed individuals falling in categories that correspond to annual income which monthly break out reaches two minimum gross wages or less;

•         grantees of social programs;

•         registered in the self-employed (monotributista) social category;

•         grantees of non-contributory pensions with gross income equal to or less than two minimum wages;

•         grantees of unemployment insurance;

•         domestic service incorporated into the relevant special social security scheme;

•         holders of the Lifetime Pension for Veterans of the South Atlantic War;

•         persons with disability certificate issued by a competent authority; and

•         persons suffering or living with another person suffering from an illness whose treatment involves electrodependence (in this case, the variable charge for the first 600 KWh monthly consumption is free).

Small commercial (Tariff 1-G):

  Tariff 1-G1: bimonthly energy demand less than or equal to 1600 kWh
  Tariff 1-G2: bimonthly energy demand greater than 1600 kWh but less than or equal to 4000 kWh
  Tariff 1-G3: bimonthly energy demand greater than 4000 kWh

Medium Commercial (Tariff 2):

Medium commercial customers (demand greater than 10 kW but less than 50 kW - Tariff T2) are billed on a monthly basis, as follows: (1) a fixed charge per invoiced issued; (2) a fixed charge per each “scope of supply” of  KW capacity agreed; (3) a fixed charge based on a maximum KW capacity (applicable to the maximum capacity registered during the billing period); (4) a variable charge based on each unit of energy consumed, without hour discrimination; and, (4) if applicable, a cos phi surcharge.

Industrial (Tariff 3):

Industrial customers (demand equal or greater than 50 kW - Tariff T3) are billed on a monthly basis, as follows: (1) a fixed charge per invoice issued; (2) a fixed charge per each “scope of supply” of KW capacity agreed for low, medium or high voltage, with or without electricity consumption; (3) a fixed charge based on a maximum KW capacity registered, in low, medium or high voltage, applicable to the maximum capacity registered during the billing period; (4) a charge resulting from the electricity supplied in the voltage corresponding to the provision, in accordance with the consumption registered in each of the tariff timetables: “peak”, “night-time” and “remaining hours”; (5) if the supply is carried out in continuous current, a surcharge equivalent to a percentage of the price of the rectified electricity; and (6), if it is applicable, a cos phi surcharge.

Public Lighting (AP):

Public lighting customers are billed a monthly variable energy charge based on each unit of energy consumed.

The table below shows the number of Edenor customers per category at the dates indicated.

	As of December 31,
	2016	2015	2014
T1R	2,497,386	2,467,757	2,443,670
T1G	327,198	325,149	317,237
T2	34,662	34,477	32,526
T3	6,856	6,706	6,552
Wheeling system	714	708	710
Other*	434	432	426
Total	2,867,250	2,835,229	2,801,121

                * Represents public lighting and shantytown customers.

All of the meters are read with portable meter‑reading terminals, either with manual access or optical reading (in the case of electronic meters for T2, T3 and certain T1customers). The systems validate the readings, and any inconsistent reading is checked and/or corrected before billing. Estimates of customer usage were significantly reduced as a result of this new billing system. Once the invoices are printed, independent contractors in each operating area, that are subject to strict controls, distribute them.

Slow-Paying Accounts and Past Due Receivables

Since the beginning of the concession, many procedures have been established to reduce delinquency and make collection possible.  Our Commercial Department oversees the strict observance of such procedures.

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

Our past due receivables increased from Ps. 209.3 million as of December 31, 2015 to Ps. 658.8 million as of December 31, 2016. This increase was mainly due to the increase in tariffs established by ENRE Resolution No. 1/2016, in February 2016. The tariff increase affected directly the amounts owed by customers with debtor behavior, as their unpaid charges are calculated based on the tariff in force as of the date of the infringement. The provisional remedies issued against the tariff increase mentioned above that were in effect in certain districts, prevented us from taking actions (such as the suspension of the electricity supply) to rectify delinquent customer situations. As a result, we were unable to reduce the impact of our past due receivables.

The following graph shows Edenor delinquent balances as of December 31, of each year:

We also supply energy to low-income areas pursuant to the framework agreement with the Argentine government and the Province of Buenos Aires, for which certain payments are still owed to us.  See “Framework Agreement (Shantytowns)”.

                Energy Losses

Energy losses are equivalent to the difference between energy purchased and energy sold, and may be classified as technical and non-technical losses. Technical losses represent the energy that is lost during transmission and distribution within the network as a consequence of natural heating of the transformers and conductors that transmit the electricity from the generating plants to the customers. These losses typically increase in proportion to the amount of energy volume distributed (as has been the case for us in recent years). Technical losses are normal for any energy distributor and cannot be completely eliminated, though reduced through improvements in the network. We believe that the level of technical energy losses is approximately 9% in countries with similar distribution networks. The non-technical energy losses represent the remainder of our energy losses mainly due to the illegal use of its services and administrative and technical errors.

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

Moreover, we are testing other programs including teaching low-income customers how to ration their consumption, providing them with the option of paying in installments and the installation of prepaid meters, which reached a number of 8,000 prepaid meters installed in 2016. A large installation plan for this type of meters will be implemented since 2017.

In Regions II and III of our concession area, low-income neighborhoods continue to be detected and shantytowns have expanded. Energy theft remains the main cause of the increase in total energy losses within such regions. Throughout 2016, we continued working with the support of legal counsel to file criminal complaints against such frauds and to establish new technological criteria in order to reduce the vulnerabilities of the grid.

The following table illustrates our estimates of the approximate breakdown between technical and non-technical energy losses experienced in our concession area since 2007. We believe that non-technical losses could increase in 2017 following the establishment of the new tariff structure pursuant to  Resolution No. 63/2017 issued by the ENRE.

	Year ended December 31,
	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Technical losses	9.6%	11.1%	10.8%	10.3%	10.5%	9.8%	9.8%	9.8%	9.8%	9.6%	8.6%
Non technical losses	7.4%	3.8%	3.5%	2.7%	2.8%	2.8%	2.7%	2.1%	1.0%	2.0%	2.5%
Total losses	17.0%	14.9%	14.3%	13.0%	13.3%	12.6%	12.5%	11.9%	10.8%	11.6%	11.1%

As of December 31, 2016, total energy losses recorded by us were 17.0%, out of which technical losses represented 9.6% and non-technical losses represented 7.4%.

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

On July 22, 2011, the Company, together with Edesur and Edelap, entered into an addendum with the Argentine government and the government of the Province of Buenos Aires, to extend for an additional term of four years (from January 1, 2011, to December 31, 2014) the Amended 2003 Framework Agreement. Such extension was approved on September 21, 2012 by Resolution No. 248/12 issued by the ENRE and ratified by the Ministry of Planning pursuant to Resolution No. 247/12. As of December 31, 2014 the Agreement expired.

With regard to the accounts receivable we had against the Province of Buenos Aires, on October 18, 2012 we entered into an agreement for the settlement of non-financial obligations and subscription of Buenos Aires Province government bonds, pursuant to which we agreed to receive an amount of Ps. 0.3 million in cash and subscribe Series B bonds for a residual nominal value of Ps. 6.1 million, in compensation for the debt that the Buenos Aires Province had with us for the electric power supplied to low-income areas, as of December 31, 2010.

On May and July, 2016, we received payments for Ps. 11.4 million and Ps. 53.5 million, respectively, from the provincial and the Argentine governments corresponding to 2014 period.

Given that as of the date of this annual report the approval of the new Framework Agreement for the period from January 1, 2015 to December 31, 2018, by the Argentine government and the government of the Province of Buenos Aires is pending, no additional revenue in connection with compensation for service provided to shantytowns has been recognized, which as of December 31, 2016, amounted to Ps. 92.4 million.

As of December 31, 2016, 2015 and 2014, our receivable balances with the Argentine government and the government of the Province of Buenos Aires for the supply of electricity to shantytowns amounted to Ps. 8.2 million, Ps. 73.1 million and Ps. 75.8 million, respectively.

                Insurance

As of December 31, 2016, we had insurance for loss and damage to property, including damage due to floods, fires and earthquakes covering up to U.S.$ 1,515.61 million, with the following deductibles:

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

We are also insured against theft of  safe-deposit boxes and cash/valuables-in-transit  for a maximum amount of U.S.$ 150,000 and U.S.$ 5,000, respectively, with a deductible of U.S.$ 250.

In addition, we maintain the following insurance, subject to customary deductibles and the conditions established for each coverage:

•         Directors’ and Managers’ Liability insurance;

•         Civil Liability insurance;

•         Automobile insurance;

•         Mandatory life insurance for all our employees which is maintained in accordance with Argentine law; and

•         Optional life insurances for all our employees.

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

On October 19, 1999, the Argentine Institute of Normalization (Instituto Argentino de Normalización) certified that we have an Environmental Management System that is in accordance with the requirements of the standards set by the International Standardization Organization (ISO) as specified in its release, ISO 14001, which relates specifically to environmental management systems. This certification is reaffirmed on an annual basis, most recently as of December 2016.

Section 22 of law No. 25,675 requires all persons whose activities risk environmental damage, such as us, to obtain environmental insurance up to a certain minimum coverage.

Moreover, we  have an environmental emergency plan that details the steps that would be taken in the event that our operations resulted in any environmental damage.

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

Generators

•       Under Section 31 of Law No. 24,065, neither a generation company, nor any of its controlled companies or its controlling company, can be the owner or a majority shareholder of a transmitter company or the controlling entity of a transmitter company; and

•       Under Section 9 of Decree No. 1398/1992, since a distribution company cannot own generation units, a holder of generation units cannot own distribution concessions. However, the shareholders of the electricity generator may own an entity that holds distribution units, either as shareholders of the generator or through any other entity created with the purpose of owning or controlling distribution units.

Transmitters

•       Under Section 31 of Law No. 24,065, neither a transmission company nor any of its controlled companies or its controlling entity can be the owner or majority shareholder or the controlling company of a generation company;

•       Under Section 31 of Law No. 24,065, neither a transmission company, any company controlled by a transmission company nor any company controlling a transmission company can own or be the majority shareholder or the controlling company of a distribution company; and

•       Under Section 30 of Law No. 24,065, transmission companies cannot buy or sell electricity.

Distributors

•       Under provision 31 of Law No. 24,065, neither a distribution company, nor any of its controlled companies or its controlling company, can be the owner or majority shareholder or the controlling company of a transmission company; and

•       Under Section 9 of Decree No. 1398/1992, a distribution company cannot own generation units. However, the shareholders of the electricity distributor may own generation units, either directly or through any other entity created with the purpose of owning or controlling generation units.

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

The Argentine government has repeatedly intervened in and modified the rules of the WEM since 2002 in an effort to address the electricity crisis generated by the economic crisis. These modifications include the establishment of caps on the prices paid by distributors for electricity power purchases and the requirement that all prices charged by generators be calculated based on the price of natural gas (also regulated by the Argentine government) regardless of the fuel actually used in generation activities. These modifications have created a huge structural deficit in the operation of the WEM. The Argentine government has made some attempts to correct these problems, including proposing new rules to structure the WEM in December 2004 and creating a special fund to finance infrastructure improvements in the energy sector in April 2006, but little progress has been made in advancing a system-wide solution to the problems confronting Argentina’s electricity sector.

In September 2006, the SE issued Resolution No. 1,281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution sought to create incentives for energy generation plants in order to meet increasing energy needs. The resolution’s principal objective was to ensure that energy available in the market was used primarily to service residential users and those industrial and commercial users whose energy demand was at or below 300 kilowatts (kW) and who lacked access to other viable energy alternatives. To achieve this, the resolution provided that:

•       large users in the WEM and large customers of distribution companies (in both cases above 300 kW), such as us, would be authorized to secure energy supply up to their “base demand” (equal to their demand in 2005) by entering into term contracts; and

•       large users in the WEM and large customers of distribution companies (in both cases above 300 kilowatts) had to satisfy any consumption in excess of their base demand with energy from the Energy Plus (Plus Energy) system at unregulated market prices. The Energy Plus system consists of the supply of additional energy generation from new generation and/or generating agents, co-generators or auto-generators who were not agents of the electricity market or who as of the date of the resolution were not part of the WEM. Large users in the WEM and large customers of distribution companies would also enter into contracts directly with these new generators or purchase energy at unregulated market prices through CAMMESA.

This resolution helped us to mitigate the risk of energy shortages due to a lack of electricity generation.  See “—Business Overview—Our obligations.”

In 2009, the Argentine government completed the construction and began the operation of two new 800 MW combined cycle generators constructed as part of its effort to increase energy supply. The costs of construction were financed with net revenues of generators derived from energy sales in the spot market and through specific charges from CAMMESA to large users. These funds had been deposited in the Fund for Investments Required to Increase Electricity Supply in the Wholesale Electricity Market (Fondo de Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista, or FONINVEMEM).

Regulatory Authorities

The principal regulatory authorities responsible for the Argentine electricity industry are:

(1)       the Secretariat of Electric Energy, which assumed certain responsibilities of the former SE (the “SEE”);

(2)       the Ente Nacional Regulador de la Electricidad (the “ENRE”); and

(3)       the Ministry of Energy and Mining (the “ME&M”)

The SE advises the Argentine government on matters related to the electricity sector and is responsible for the application of the policies concerning the Argentine electricity industry. See “Item. 3. Key Information—Risk Factors—Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariff adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations.”

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

On December 22, 2015, through Decree No 231/2015 the ME&M was created, as a result of the rise in hierarchy of the old Secretariat of Energy, which had been part of the Ministry of Federal Planning, Public Investment and Services of the Nation, with the objective of elaborating, proposing and executing the national energy policy.

The Wholesale Electricity Market

Overview

The SE established the WEM in August 1991 to allow electricity generators, distributors and other agents to buy and sell electricity in spot transactions or under long-term supply contracts at prices determined by the forces of supply and demand.

The WEM consists of:

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

Operation of the Wholesale Electricity Market

The operation of the WEM is administered by CAMMESA. CAMMESA was created in July 1992 by the Argentine government, which currently owns 20% of CAMMESA’s capital stock. The remaining 80% is owned by various associations that represent WEM participants, including generators, transmitters, distributors and large users.

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

•       acting as agent of the various WEM participants;

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

The operating costs of CAMMESA are covered by mandatory contributions made by WEM participants. CAMMESA’s annual budget is subject to a mandatory cap equivalent to 0.85% of the aggregate amount of transactions in the WEM projected for that year.

Wholesale Electricity Market Participants

The main participants in the WEM are generation, transmission and distribution companies.  Large users and traders participate also in the WEM but to a lesser extent.

Generators

According to a recent report issued by CAMMESA, as of December 31, 2016, there were more than a hundred generation companies – certain of which operate several plants such as Enarsa, Secco, Agrekko, Sullair-, 25 auto-generation companies and 3 co-generation companies in Argentina. As of December 31, 2016, Argentina’s installed power capacity was 33.901 MW, out of which 1,679 MW were subject to a start-up testing process. Of the installed capacity, 61.4% was derived from thermal generation, 31.4% from hydraulic generation, 5.2% from nuclear generation and 2.1% from non-conventional sources of energy.  Private generators participate in CAMMESA through the Asociación de Generadores de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Generators, or AGEERA), which is entitled to appoint two acting and two alternate directors of CAMMESA.

Transmitters

Electricity is transmitted from power generation facilities to distributors through high voltage power transmission systems. Transmitters do not engage in purchases or sales of power. Transmission services are governed by the Regulatory Framework Law and related regulations promulgated by the SE.

In Argentina, transmission is carried at 500 kV, 300 kV, 220 kV and 132 kV through the national interconnection system. The national interconnection system consists primarily of overhead lines and transformation stations(i.e., assemblies of equipment through which electricity delivered through transmission circuits passes and is converted into voltages suitable for use by end users) and covers approximately 90% of the country. The majority of the national interconnection system, including almost all of the 500 kV transmission lines, has been privatized and is owned by Transener, which is indirectly co-controlled by Pampa Energía, our indirect controlling shareholder and the largest integrated electricity company in Argentina. Regional transmission companies, most of which have been privatized, own the remaining portion of the national interconnected system. Supply points link the national interconnection system to the distribution systems, and there are interconnections between the transmission systems of Argentina, Brazil, Uruguay and Paraguay allowing for the import and export of electricity from one system to another.

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

Large Users

The WEM classifies large users of energy into three categories: Major Large Users (Grandes Usuarios Mayores, or GUMAs), Minor Large Users (Grandes Usuarios Menores, or GUMEs) and Particular Large Users (Grandes Usuarios Particulares, or GUPAs).

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

Spot Market

Spot Prices

The emergency regulations enacted after the Argentine crisis in 2001 and 2002 had a significant impact on energy prices. Among the measures implemented pursuant to the emergency regulations were the pesification of prices in the WEM, known as the spot market, and the requirement that all spot prices be calculated based on the price of natural gas, even in circumstances where alternative fuel such as diesel is purchased to meet demand due to the lack of supply of natural gas.

Prior to the crisis, energy prices in the spot market were set by CAMMESA, which determined the price charged by generators for energy sold in the spot market of the WEM on an hourly basis. The spot price reflected supply and demand in the WEM at any given time, which CAMMESA determined using different supply and demand scenarios that dispatched the optimum amount of available supply, taking into account the restrictions of the transmission grid, in such a way as to meet demand requirements while seeking to minimize the production cost and the cost associated with reducing risk of system failure.

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

Seasonal Prices

The emergency regulations also made significant changes to the seasonal prices charged to distributors in the WEM, including the implementation of a pricing ladder organized by level of customer consumption (which varies depending on the category of customers) charged by CAMMESA to distributors at a price significantly below the spot price charged by generators. According to the current regulatory framework, the SE is required to adjust the seasonal price charged to distributors in the WEM every three months and the ENRE must calculate the tariff scheme as a result of applying the adjustment.  However, between January 2005 and November 2008, the ENRE did not make these adjustments. In November 2008, the ENRE passed Resolution No. 628/08 establishing a new distribution tariff as from October 1, 2008 and modified seasonal prices charged to federal distributors, including the consumption levels that make up the pricing ladder.

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

On January 25, 2016, the ME&M issued Resolution No. 6/16, approving the seasonal WEM prices for each category of customer, as required by the regulatory framework, for the period from February 2016 through April 2016, in force through January 2017. These WEM prices resulted in the elimination of certain energy subsidies and a substantial increase in electricity rates for customers. Such resolution also contemplates a differentiated tariff for residential customers who achieved energy consumption savings between 10% and 20%, or greater than 20%, compared to the same period in the year 2015 (Stimulus Plan), and  a social tariff for residential customers who comply with certain consumption requirements, which includes a full exemption for monthly consumptions below or equal to 150 Kwh and tariff benefits for customers who exceed such consumption level but achieve a monthly consumption lower than that of the same period in the immediately preceding year.

Since May 2016, we were notified by several courts of the Province of Buenos Aires of provisional remedies granted to individual and collective customers against Resolution No. 6/16 and Resolution No. 1/16 issued by the ENRE (which authorized our new tariff schedule as from February 2016). Consequently, the new tariff schedule, which includes the WEM prices established by Resolution No. 6/16, were not applied during certain periods in 2016 to the entire concerned area as a result of the injunctions issued in the above mentioned case and to the districts of “Pilar” and “La Matanza” where provisional remedies were in effect until October 24 and November 11, 2016, respectively, when they expired. Therefore, as of those dates, no provisional remedy has been in effect and the new tariff scheme has been applied to all customers.

On February 1, 2017, the SEE published Resolution No 20-E/2017, by means of which it approved the Summer Seasonal Schedule for the WEM corresponding to the period held between February 1 and April 30, 2017.

In this regard, the SEE established the power and electricity reference prices for the different categories of customers, which is in force since March 1, 2017, and recognized a discount for the reference prices, exclusively for the month of February 2017. The SEE also ratified the social tariff determined by Resolution No. 6/16, and included the category of electricity dependent customers, which establishes a full exemption for monthly consumptions below or equal to 600 Kwh and tariff benefits for those customers who exceed such consumption level but achieve a monthly consumption lower than that of the same period in the immediately preceding year.

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

Billing of all WEM transactions is performed monthly through CAMMESA, which acts as the clearing agent for all purchases between participants in the market. Payments are made approximately 40 days after the end of each month.

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. As of December 31, 2016, the stabilization fund balance was approximately Ps. 26,376 million, resulting from the stabilization fund plus the over expenses of dispatch net of  the Argentine treasury contributions.  If  all the funds and accounts of energy and power are considered (including the Additional Energy, Fuel over expenses, Quality Supply, Surplus Demand pursuant to Resolution No. 1,281/06 of the SE, WEM, over expense contracts, etc.), this balance rises to Ps. 69,466 million. In this regard, over a period of more than ten years, the deficit has been financed by the Argentine government through nonrefundable loans to CAMMESA, and the same methodology continues to be applied, through the deficit tends to reduce as a result of the policies implemented by the ME&M.

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

Plus Energy

In September 2006, the SE issued Resolution No. 1,281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution seeks to create incentives for energy generation plants in order to meet increasing energy needs. The resolution’s principal objective is to ensure that energy available in the market is used primarily to service residential users and industrial and commercial users whose energy demand is at or below 300 kW and who do not have access to other viable energy alternatives. To achieve this, the resolution provides that:

•    large users in the WEM and large customers of distribution companies (in both cases whose energy demand is above 300 kilowatts), will be authorized to secure energy supply up to their “base demand” (equal to their demand in 2005) by entering into term contracts; and

•     large users in the WEM and large customers of distribution companies (in both cases whose energy demand is above 300 kilowatts) must satisfy any consumption in excess of their base demand with energy from the Plus Energy system at unregulated market prices. The Plus Energy system consists in the supply of additional energy generation from new generation and/or generating agents, co-generators or auto-generators that are not agents of the electricity market or who as of the date of the resolution were not part of the WEM. Large users in the WEM and large customers of distribution companies can also enter into contracts directly with these new generators or purchase energy at unregulated market prices through CAMMESA.

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

•     pursuant to the SE’s Resolution No. 95/13 from March 22, 2013, as opposed to the backup contracts where a unique energy supplier is authorized by CAMMESA, the Plus Energy contracts still function are available to the large users and generators previously authorized by the  Argentine National Planning, Public Investment and Services Ministry. The customers under the GUDI  category, whose Energy Plus contracts mature, have the option of rehiring Energy Plus, reclassifying themselves under the GUME category; or continue buying  the total amount of their energy to the distributors, paying in case needed. Base Surplus Demand pursuant to Resolution SE No. 1,281/06; and

•    as of  March 13, 2015, the median incremental charge for excess demand was set at 450 $/MWh for GUMAs and GUMEs and 550 $/MWh for GUDIs;

•    based on the guidelines set forth in Resolution No. 6 of the ME&M, the median incremental charge for excess demand was set at 650 $ / MWh for GUMAs and GUMES, while GUDIs stopped paying this charge.

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

The net book value of our property, plant and equipment as recorded on our financial statements was Ps. 11,197.0 million, Ps. 8,885.8 million and Ps. 6,652.5 million as of December 31, 2016,  2015 and 2014, respectively. For a description of our capital expenditures plan see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Edenor’s Capital Expenditures”.

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

Item 4A.      Unresolved Staff Comments

None.

Item 5.         Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited financial statements as of  and for the years ended December 31, 2016, and 2015, included in Item 18 of this annual report and the “Selected Financial Data”, included in Item 3 herein. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. See “Item 3. Key Information—Selected Financial Data.”

During 2016, we recorded, as we had done in 2012 and 2014, negative operating and net results, thus deteriorating once again our economic and financial situation, which had temporarily improved in 2015 as a consequence of the issuance of Resolution No. 32/15 by the SE. Such resolution addressed the need for the adjustment of our distribution resources and considered the adoption of urgent and interim measures necessary in order not only to maintain the quality and safety of our service but also to satisfy the constant year-on-year increase in demand for electricity following Argentina’s relative economic growth in recent years (especially, from 2012 through 2015).

The negative results mentioned above were mainly caused because of the delay in the performance of certain obligations under the Adjustment Agreement, especially with regard to the implementation of the semi-annual rate adjustments and the completion of the RTI process. In this context, on December 16, 2015, the Macri administration issued Decree No. 134/15, which declared the state of emergency with respect to the national electricity system, authorizing the ME&M to implement a nation-wide plan of action for the generation, transmission and distribution of electricity and to take actions to guarantee the supply of the electricity under adequate economic and technical conditions.

As part of the restructuring of the electricity sector, in January 2016, the ME&M issued Resolution No. 6/16 and the ENRE Resolution No. 1/16, through which approved a new tariff scheme that established the new generation cost and partially adjusted our distribution added value (VAD) in order to make investments, carry out maintenance works and expand networks.

In respect of these measures, from May through November 2016, several courts granted provisional remedies (injunctions) ordering the temporary suspension of the resolutions increasing tariffs in the Province of Buenos Aires. In the “Abarca case”,an injunction was issued extending throughout the entire concession area of the Province of Buenos Aires, which was lifted on September 6, 2016, and its economic impact on us was compensated in four installments, that were charged to the customers’ invoices as from October, 2016. Other provisional remedies were granted with respect to the districts of “Pilar” and “La Matanza”, which remained in effect until October 24 and November 11, 2016, respectively, when they expired. The negative effect related to these provisional remedies was compensated by CAMMESA through credit notes as authorized by the ME&M (Note No. 2016-04484723). As of the date of this annual report, no injunction remains in force, and the tariff scheme resulting from the referenced ENRE resolutions was applied to all customers.

The tariff scheme established by Resolution No. 1/16, which improved our gross margin (taking into account that the effects of the provisional remedies were compensated), resulted insufficient to comply with the provision of the public service in a satisfactory manner in terms of quality and safety, mainly because of the increase in operating expenses, particularly as a result of ENRE fines and penalties following the implementation of Note No. 120,151, issued on April 15, 2016, and the increase in non-technical losses and past due receivables. Thus, within a context of continued increase in the demand for electricity, our economic and financial situation became untenable.

However, despite the negative operating and net results recorded in 2016, our board of directors is optimistic that the new tariff schedule (set in force by Resolution No. 63/17 of the ENRE) will establish a regulatory framework with clear and precise rules, which will make possible for us not only to cover our operation costs, afford the investment plans and meet debt interest payments, but also to deal with the impact of the different variables that affect our business from time to time.

Operating Results

We distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometers, with an aggregate population of approximately eight million people.  Pursuant to our concession, we have the exclusive right to distribute electricity to all users within our concession area, including to WEM participants.  At December 31, 2016, we had 2,867,250 customers.

We serve two markets: the regulated market, which is comprised of users who are unable to purchase their electricity requirements directly through the WEM, and the unregulated market, which is comprised of large users that purchase their electricity requirements directly from generators in the WEM. The terms and conditions of our services and the tariffs we charge users in both the regulated and unregulated markets are regulated by the ENRE.

Factors Affecting Our Results of Operations

Our net sales consist mainly of net energy sales to users in our concession area. Our net energy sales reflect the tariffs we charge our customers (which include our energy purchase costs). In addition, our net sales include connection and reconnection charges and leases of poles and other network equipment.

The Adjustment Agreement contemplated a cost adjustment mechanism for the transitional period during which the RTI process was being conducted. This mechanism, known as the Cost Monitoring Mechanism (CMM), required the ENRE to review our actual distribution costs every six months (in May and November of each year) and to adjust our distribution margins to reflect variations of 5% or more in our distribution cost base. We could also request the ENRE to apply the CMM at any time that the variation in our distribution cost base was at least 10% or more. Despite the adjustment we were granted under the CMM in October 2007 and July 2008.

We requested several additional increases under the CMM since May 2008, all of which were approved by ENRE pursuant to Resolution No. 250/13 and Resolution No. 32/15, with retroactive effect as of May 2008. However, these increases were not incorporated into our tariff structure in a timely manner to reflect increases in our distribution costs. In January 2016, the ME&M issued Resolution No. 7/16, through which the ENRE implemented a VAD adjustment to the tariff schedule on account of the future RTI process in effect as of February 1, 2016. Pursuant to such resolution, the ENRE issued Resolution No. 1/16 on January 29, 2016, establishing a new tariff structure.

In accordance with the terms of Resolution No. 7/16, which instructed the ENRE to take all necessary measures to complete the RTI process by December 2016, the RTI process was concluded. Thus, on February 1, 2016, the ENRE issued Resolution No. 63/17, which established, among others, a new tariff scheme.

As per the ME&M’s request, the ENRE implemented a VAD increase in three stages, establishing an initial maximum increase of 42% to be applied as from February 1 2017, and two subsequent increases in November 2017 and February 2018. In addition, the ENRE would acknowledge us the difference in VAD resulting from the application of the gradual tariff increase (the three stages, as described below) recognized by the RTI in 48 installments as from February 1, 2018, which will be incorporated to the VAD value on such date.

Moreover, the VAD may be adjusted on a quarterly basis in accordance with a non-automatic mechanism based on the macroeconomic prices indicators (CPI, WSPI and salaries increases), to preserve the economic-financial sustainability of the Company in the event of prices variations in the economy.

If, in the future, we are not able to recover the incremental cost increases or there is a significant lag of time between when we incur the incremental costs and when we receive increased income, we may be unable to comply with our financial and commercial obligations, suffer liquidity shortfalls and need to restructure our debt to ease our financial condition, any of which, individually or in the aggregate, would have a material adverse effect on our business and results of operations and may cause the value of our ADSs to decline. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Tariffs” and “Item 3. Key Information—Risk factors—Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations.”

The following table sets forth the composition of our net sales for the periods indicated:

	Year ended December 31
	2016	2015	2014
	(Figures in millions)
Sales of Electricity (1)	12,952.7	3,720.4	3,536.1
Right of use on poles	108.2	76.4	57.5
Connection Charges	15.9	4.2	3.9
Reconnection Charges	2.8	1.1	0.8
Net sales	13,079.6	3,802.1	3,598.3

_______________________________

(1)     Includes revenue from the application of Resolution No. 347/12 for Ps. 1.3 billion, Ps. 535.5 million and Ps. 508.1 million for the years ended December 31, 2016, 2015 and 2014, respectively. As of December 31, 2016, includes the effects of the provisional remedies.

The following tables show Edenor’s energy sales by category of customer (in GWh) for the periods indicated:

	Year ended December 31,
	2016		2015		2014
Residential	9,708	44%	9,671	43%	9,114	43%
Small Commercial	1,819	8%	1,878	8%	1,714	8%
Medium Commercial	1,820	8%	1,828	8%	1,712	8%
Industrial	3,677	17%	3,680	16%	3,431	16%
Wheeling System(1)	4,014	18%	4,200	19%	4,213	20%
Public Lighting	704	3%	688	3%	678	3%
Shantytowns	511	2%	436	2%	430	2%
Others (2)	22	0%	21	0%	20	0%
Total	22,275	100%	22,402	100%	21,312	100%

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

Our revenues and results of operations are principally affected by economic conditions in Argentina, changes in our regulated tariffs and fluctuations in demand for electricity within our service area. To a lesser extent, our revenues and results of operations are also affected by service interruptions or reductions in excess of those contemplated by Resolution No. 63/17, which may lead us to incur fines and penalties imposed by the ENRE.

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

The following table sets forth key economic indicators in Argentina during the years indicated:

	Year ended December 31,
	2016	2015	2014	2013	2012
Real GDP (% change)	-2.3	2.6	-2.5	2.4	-1.0
Nominal GDP (in millions of Pesos)	7,952,501	5,854,014	4,579,086	3,348,308	2,637,914
Real Consumption (% change)	-1.6	3.5	-4.4	3.6	1.1
Real Investment (% change)	-5.4	3.8	-6.8	2.3	-7.1
Industrial Production (% change)	-4.7	0.1	-1.8	0.0	-7.8
Consumer Price Index	39.90	15.00	23.80	10.90	10.80
Nominal Exchange Rate (in Ps. /U.S.$ at year end)	16.17	13.40	8.60	6.50	4.90
Exports (in millions of U.S.$)	57,413	56,752	68,335	75,963	79,982
Imports (in millions of U.S.$)	55,753	59,787	65,229	74,442	67,974
Trade Balance (in millions of U.S.$)	1,659	-3,035	3,106	1,521	12,008
Current Account (% of GDP)	-2.2	-2.5	-1.4	-2.0	-0.2
Reserves (in millions of U.S.$)	39,004	24,824	30,119	30,589	44,273
Tax Collection (in millions of Pesos)	2,007,811	1,537,948	1,169,683	858,832	679,799
Primary Surplus (in millions of Pesos)	-362,694	-235,117	-155,522	-82,212	-33,448
Public Debt (% of GDP at December 31) *	48.7	37.2	41.5	35.2	36.2
Public Debt Service (% of GDP)	5.3	4.4	3.8	3.7	3.1
External Debt (% of GDP at December 31)	33.8	26.0	27.7	25.0	27.1

Sources: INDEC; Central Bank; Ministry of Economy and Production.

* Includes hold-outs

** The CPI for 2015 was calculated for the ten-month period ended October 31, 2015. In November 2015, the INDEC suspended the publication of the CPI and the WPI.

In 2016, under the Macri administration the methodology used for the calculation of the economic indicators at the INDEC was updated.  As a consequence, all the official economic data since 2004 has been revised.

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

According to official indicators, in 2011, real GDP in Argentina grew by approximately 6.0%, furthering the growth trend showed in 2010. The four most important factors behind the economic recovery are the following:

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

According to the INDEC, Argentina’s real GDP grew around 2.4% in 2013, compared to -a contraction by 1.0% in 2012.

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

According to official indicators (data published by INDEC), in 2014, the economic activity contracted by approximately -2.5%, compared to a growth by  2.4% in 2013.

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

During 2015, the economy registered a positive growth, of approximately 2.6%. The level of activity was driven by the effect that the summer crop had on GDP growth in the second and third quarter, while during the last months of the year the economy evidenced a more moderate expansion.

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

In January 2016, the new INDEC authorities appointed by the Macri administration announced the discontinuation of the methodology used by the Fernandez de Kirchner administration to measure inflation and declared a state of administrative emergency in the national statistics system, suspending the publication of all indices until the INDEC is able to calculate such indices based on accurate official data. See “Item 3. Key Information—Risk factors—Risks Relating to Our Business—The impact of the congressional and presidential elections on the future economic and political environment of Argentina remains uncertain, but likely to be material.”

On December 17, 2015, the Peso depreciated approximately 36% against the U.S. Dollar following the announcement of the lifting of a significant portion of exchange restrictions (See “—Risk Factors—Factors Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations”), which caused the Peso to U.S. Dollar exchange rate to reach Ps.13.40 to U.S.$1.00 as of December 31, 2015.

In 2016, the economy contracted by around 2.0% and 2.5%. Although the economic activity showed a slight improvement during the last months of the year, 2016 was a recessive year.

The negative results may be explained by the deepening contraction in certain sectors that performed poorly in terms of activity. In this sense, during the second quarter, lower levels of agricultural production were exacerbated by a lower than expected harvest (affected by unusual rains), in addition to a deep fall in the construction activity and a drop in the activity of the retail sector. Industrial production also showed a weak performance.

In terms of inflation, the pace of growth of domestic prices accelerated during the first half of 2016 as a result of the increase in the value of the U.S. Dollar relative to the Peso in the official market. In addition, monthly price increases in the first half of 2016 were mainly related to an update of some regulated prices such as public utility tariffs (gas and electricity prices) and urban transport, mainly in the Buenos Aires metropolitan region. As of the third quarter, price increases began to slow down: the absence of new tariff increases, the stagnation of economic activity, the relative low price of the U.S. Dollar in the local market and the restrictive monetary policy, through high interest rates that seek to contain the currency pressure, drove the deceleration in inflation, which slowed to a monthly average of 1.1% in the July-September 2016 period. During the last quarter of 2016, the monthly average was 1.7%, and the annual rate of increase in consumer prices ended the year slightly below 40%. The formal adoption of the inflation targeting system in September of 2016 sought to consolidate the gradual deceleration of inflation, leading to an annual target of 5.0% for 2019.

After the currency devaluation at the beginning of the Macri administration, the Central Bank changed to a flexible exchange market regime, which resulted in a unified foreign exchange system. In 2016, some modest depreciation pressure following Brexit in June and the U.S. election on November 8, 2016, caused the Peso to weaken, ending at Ps. 16.10 to U.S.$1.00 on December 31, 2016. By the end of the year, the Peso depreciated by approximately 20% against the U.S. Dollar.

Outlook for 2017

Forecasts show that GDP will grow by approximately 3.0% in 2017, mainly supported, by the recovery of public consumption, private consumption and an increase in exports. The unification in the foreign exchange system, the elimination of the restrictions on commercial trade and export laws, and other decisions are expected to allow the Argentine economy to grow again. In this context, the expectation of a higher internal and external demand would stimulate the productive sectors, along with the consolidation of the disinflation process, would promote the recovery of the private consumption.

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

•       our regulated distribution margin, which is known as the value‑added for distribution, or VAD, and the fixed and variable charges of the Resolution No. 347/12, rendered ineffective since February 2017 by Resolution No. 63/17; and

•       any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires, which may differ in each jurisdiction.

Certain of our large users (which we refer to as wheeling system customers) are eligible to purchase their energy needs directly from generators in the WEM and to acquire from us only the service of delivering that electricity to them. Our tariffs for these large users (known as wheeling charges) do not include, therefore, charges for energy purchases. Accordingly, wheeling charges consist of the fixed charge for recognized losses (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in our concession) and our distribution margin. As a result, although the amounts billed to wheeling system customers are relatively lower than those billed to other large users, namely industrial users, the distribution margin on sales to wheeling system customers is similar to that of other large users because we do not incur the corresponding cost of electric power purchases related to those sales.

Recognition of Cost of Electric Power Purchases

As part of our tariffs, we bill our customers for the costs of our electric power purchases, which include energy and capacity charges. In general, we purchase electric power at a seasonal price, which is approved by the ENRE every six months and reviewed quarterly. Our electric power purchase price reflects transportation costs and certain other regulatory charges (such as the charges imposed by the Fondo Nacional de Energía Eléctrica -National Electricity Energy Fund-).

According to the current regulatory framework, the ENRE is required to adjust the seasonal price charged to distributors in the WEM every six months. However, between January 2005 and November 2008, the ENRE did not make these adjustments. In November 2008, the ENRE issued Resolution No. 628/08, which established new tariffs applied by Edenor as of October 1, 2008 (see “Tariffs—Distribution margin or value added for distribution (VAD)—Adjustment Agreement”) and modified seasonal prices charged to distributors, including the consumption levels that make up the pricing ladder. The pricing ladder set prices according to the following levels of consumption:  bimonthly consumption up to 1,000 kWh; bimonthly consumption greater than 1,000 kWh and less than or equal to 1,400 kWh; bimonthly consumption greater than 1,400 kWh and less than or equal to 2,800 kWh; and bimonthly consumption greater than 2,800 kWh. In 2012, pursuant to Resolution No. 90688/2009, approximately 290,000 customers were exempted from paying the prices set forth by Resolution No. 628/2008 of the ENRE. In addition, the ENRE authorized us to pass through some regulatory charges associated with the electric power purchases to our customers, excluding residential customers with bi-monthly consumption levels below 1,000 kWh.

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

On January 25, 2016, the ME&M issued Resolution No. 6/16, approving the seasonal WEM prices for each category of users for the period from February 2016 through April 2016.  Such Resolution adjusted the seasonal prices as required by the regulatory framework. Energy prices in the spot market were set by CAMMESA, which determined the price to be charged by generators for energy sold in the spot market of the WEM on an hourly basis.  The WEM prices result in the elimination of certain energy subsidies and a substantial increase in electricity rates for individuals. Resolution No. 6/16  introduced different prices depending on the categories of customers.  Such resolution also contemplates a social tariff for residential customers who comply with certain consumption requirements, which includes a full exemption for monthly consumptions below or equal to 150 Kwh and  tariffs benefits for customers who exceed such consumption level but achieve a monthly consumption lower than that of the same period in the immediately preceding year.

The new prices established by such Resolution are fixed as follows: (1) for customers whose power demand exceeds 300 kw, the power reference price is 1,427 Ps./Mw-month and the electricity reference price is approximately 770 Ps./MWh (due to the differences established between the peak, rest and off-peak prices); (2) for customers whose power demand does not exceed 300 kw, the electricity reference price is 320 Ps./MWh.; (3) for customers whose power demand do not exceed 10kw (considered residential customers) who achieve an energy consumption saving between the 10% and 20% compared to the same period in the year 2015 (Stimulus Plan), the electricity reference price is 250 Ps./MWh; and for those whose energy consumption saving exceeds 20% compared to the same period in 2015, the reference price is 200 Ps./MWh; (4) for customers whose power demand does not exceed 10 kw (considered residential customers) and who have been granted the Social Tariff, the first 150 KWh consumed in the month are without charge. The energy consumption exceeding said level, but which at the same time is inferior or equal to the consumption incurred in the same period in 2015, obtain a reference price of 30 Ps./MWh. Finally, the energy consumption exceeding 150 KWh and which at the same time is superior to the consumption of the same period in 2015 obtain a reference price of 320 Ps./MWh.

On February 1, 2017, Resolution No. 20 – E/2017 dated January 27, 2017, of the SEE was published on the Official Gazette by means of which the Summer Seasonal Rescheduling for the WEM was approved corresponding to the period held between February 1 and April 30, 2017.

The new prices established were set as follows (taking the energy reference peak price for all cases): (1) for customers whose power demand exceeds 300 kw, the power reference price is 3,157 Ps./Mw-month and the electricity reference price is 1,070.11 Ps./MWh; (2) for customers whose power demand do not exceed 300 kw, the electricity reference price is 640 Ps./MWh.; (3) for customers whose power demand do not exceed 10 Kw (acknowledged as residential customers) who achieve an energy consumption saving between the 10% and 20% compared to the same period in the year 2015, electricity reference price is 480 Ps./MWh; and for those whose energy consumption saving exceeds 20% compared to the same period in 2015, the reference price is 320 Ps./MWh; (4) for customers whose power demand do not exceed 10 Kw (considered residential customers) and who have been granted the Social Tariff, the first 150 KWh consumed in the month are without charge. The energy consumption exceeding said level, but which at the same time is inferior or equal to the consumption incurred in the same period in 2015, obtain a reference price of 96 Ps./MWh. In those cases when the energy consumption exceeds 150KWh, and at the same time it is superior to the consumption of the same period in 2015 but do not exceed the 450Kwh/month, the reference price is 320 Ps./MWh. Last, if the energy consumption exceeds 150Kwh and at the same time it is superior to the consumption in the same period in 2015 and exceeds 450Kwh/month, the reference price is 640 Ps./MWh. For all the reference prices mentioned, a differentiated reduction is included in the categories resulting from the power demand, exclusively for February 2017.

Resolution No. 20 – E/2017 incorporated a new category of consumer denominated “electricity-dependent customer”. An electricity dependent customer is a person who registers an extraordinary consumption of electrical energy by requiring special equipment and / or infrastructure for a disease diagnosed by a physician or needing a stable and permanent electrical service to meet medical needs within their home. The resolution established the provision of 600KWh per month free of charge and an electricity reference price that varies according to the level of savings and demands registered compared to the previous month. In addition, it stipulates that as from February 2017, the maximum spot price for the approval of the WEM is 240 Ps./MWh and fixes the charge value corresponding to the National Fund for Electric Energy at 15.50 Ps./MWh.

We purchased a total of 22,827 GWh in 2016, 22,126 GWh in 2015 and 20,694 GWh in 2014 (excluding wheeling system demand). Until 2004, we purchased a portion of our energy needs under long-term supply contracts. Following the adoption of certain amendments to the pricing rules applicable to the WEM pursuant to the Public Emergency Law, however, we have purchased all of our energy supply in the WEM at the spot price ever since. We have not purchased any energy under long-term supply contracts since 2004.

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

At the time of our privatization, our total energy losses represented approximately 30% of our energy purchases, of which more than two thirds were non-technical losses attributable to fraud and illegal use of our service. Beginning in 1992, we implemented a loss reduction plan (plan de disciplina del mercado, or market discipline plan) that allowed us to gradually reduce our total energy losses to 10% by 2000, with non-technical losses of 2.7%. However, beginning in mid-2001 and up until 2004, we experienced an increase in our non-technical losses, as the economic crisis eroded the ability of our customers to pay their bills, and in our technical losses in proportion to the increased volume of energy we supplied during those periods. Our total losses amounted to 17.0% in 2016, 14.9% in 2015 and 14.3% in 2014.

The following table sets forth our estimated breakdown between technical and non-technical energy losses experienced in our concession area in the last years. We believe that non-technical losses could increase in 2017 following the establishment of the new tariff structure pursuant to Resolution No 63/2017 of the ENRE.

	Year ended December 31,
	2016	2015	2014
Technical losses	9.6%	10.0%	9.1%
Non‑technical losses	7.4%	4.9%	5.2%
Total losses	17.0%	14.9%	14.3%

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

Adjustment Agreement. On September 21, 2005, we entered into the Acta Acuerdo sobre la Adecuación del Contrato de Concesión del Servicio Público de Distribución y Comercialización de Energía Eléctrica (Adjustment Agreement), an agreement with the Argentine government relating to the adjustment and renegotiation of the terms of our concession. Because a new Minister of Economy took office thereafter, we formally re-executed the Adjustment Agreement with the Argentine government on February 13, 2006 under the same terms and conditions originally agreed.  The ratification of the Adjustment Agreement by the Argentine government was completed in January 2007.  Pursuant to the Adjustment Agreement, the Argentine government granted us an increase of 28% in our distribution margin, which includes a 5% increase to fund specified capital expenditures we are required to make under the Adjustment Agreement.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital expenditures.” This increase was subject to a cap in the increase of our average tariff of 15%.  Although this increase was applied to the distribution margin as a whole, the amount of the increase was allocated to our non-residential customers (including large users that purchase electricity in the wheeling system) only, which, as a result, experienced an increase in VAD greater than 28%, while our residential customers did not experience any increase in VAD. The increase was effective retroactively from November 1, 2005 and remained in effect until the approval of the new tariff scheme under the RTI, in February 2017.

The Adjustment Agreement also contemplated a cost adjustment mechanism for the transitional period during which the RTI process was being conducted. This mechanism, known as the Cost Monitoring Mechanism, or CMM, required the ENRE to review our actual distribution costs every six months (in May and November of each year).  If the variation between our actual distribution costs and our recognized distribution costs (as initially contemplated in the Adjustment Agreement or, if adjusted by any subsequent CMM, the most recent distribution cost base established by a CMM) was 5% or more, the ENRE was required to adjust our distribution margin to reflect our actual distribution cost base. The ENRE’s review was based on our distribution costs during the six-month period ending two months prior to the date on which the ENRE was required to apply the cost adjustment mechanism (on May 1 and November 1) and any adjustment would become effective from such date. The CMM took into consideration, among other factors, the wholesale and consumer price indexes, exchange rates, the price of diesel and construction costs and salaries, all of which are weighted based on their relative importance to operating costs and capital expenditures. We could also request that the CMM to be applied at any time that the variation between our actual distribution costs and our then recognized distribution costs was at least 10% or more, and any adjustment to our distribution cost base that resulted from this CMM would become effective retroactively from the date we presented the CMM request to the ENRE.

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

Between 2007 and 2016, we requested several CMM adjustments, which were recognized by the ENRE through different resolutions and notes (Resolution No. 1,037/07, Note No. 81,399, Resolution No. 250/13 and Resolution No. 32/15). Only two adjustments were recognized in a timely manner and were incorporated into the tariff structure, while the rest of them were recognized belatedly and not incorporated into our tariff structure.

On November 23, 2012, the ENRE issued Resolution No. 347/2012, pursuant to which it established a fixed and variable charge differentiated by category of customers, which the distribution companies will collect on account of the CMM adjustments stipulated in clause 4.2 of the Adjustment Agreement, and will use exclusively to finance infrastructure and corrective maintenance of their facilities. Such charges, which were clearly identified in the bills sent to customers, were deposited in a special account to be managed by a Trustee. Such amounts were used exclusively to finance infrastructure and corrective maintenance of the facilities.

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

In January 2016, the ME&M issued Resolution No. 7/2016, pursuant to which the ENRE implemented a VAD adjustment to the tariff schedule on account of the future RTI in effect as of February 1, 2016, and took all the necessary actions to conclude the RTI process by December 2016.

In addition, such resolution: (i) abrogated the PUREE; (ii) repealed Resolution No. 32/2015 as from the date the ENRE resolution implementing the new tariff schedule; (iii) discontinued the application of mechanisms that imply the transfer of funds from CAMMESA in the form of loan agreements with CAMMESA; and (iv) ordered the implementation of the actions required to terminate the trusts created pursuant to Resolution No. 347/2012 of the ENRE. Resolution No. 2/2016 of the ENRE partially repealed Resolution No. 347/2012, discontinuing the FOCEDE and ordering us to open a special bank account with a Central Bank authorized entity where the funds received pursuant to Resolution No. 347/2012 were deposited through February 2016. Pursuant to Resolution No. 7/16, the ENRE issued Resolution No. 1/16 establishing a new tariff structure.

Integral Tariff Revision. During the year 2016, the Company, guided by the ENRE, complied with all the procedural obligations required to complete the RTI process set forth in the Adjustment Agreement, following ENRE’s guidance. The RTI process was completed on February 1, 2017, on which date the ENRE issued Resolution No. 63/2017. Such resolution established a new tariff schedule which included a VAD maximum increase of 42% for February 2017, as well as two additional phase increases for the months of November 2017 and February 2018.

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

	VAD								Average Taxes								Electric Power Purchases
Tariff(1)	November	January	February	October 2008	Res.1301	Res. 1	Res. 92/17	Res. 92/17	November	January	February	October 2008	Res.1301	Res. 1	Res. 92/17	Res. 92/17	November	January	February	October 2008	Res.1301	Res. 1	Res. 92/17	Res. 92/17
	2001	2005	2007		2011(2)	2016(3)	Feb. 2017	Mar. 2017	2001	2005	2007		2011(2)	2016(3)	Feb. 2017	Mar. 2017	2001	2005	2007		2011(2)	2016(3)	Feb. 2017	Mar. 2017
Residential
TIRI (0-300)	49.40%	44.50%	44.50%	44.69%	11.26%	30.63%	26.60%	19.07%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	21.90%	26.80%	26.80%	26.61%	60.00%	40.65%	44.71%	52.23%
TIRI2 (301-650)	36.20%	33.00%	33.00%	30.81%	4.80%	15.40%	23.49%	16.54%	29.20%	29.20%	29.20%	29.23%	29.23%	29.23%	29.23%	29.23%	34.60%	37.80%	37.80%	39.95%	65.91%	55.33%	47.28%	54.23%
TIR3 (651-800)				32.08%	4.55%	14.48%	26.66%	19.15%				29.23%	29.23%	29.23%	29.23%	29.23%				38.68%	66.15%	56.23%	44.11%	51.61%
TIR4 (801-900)				31.63%	4.32%	13.91%	29.46%	21.55%				29.23%	29.23%	29.23%	29.23%	29.23%				39.13%	66.39%	56.81%	41.30%	49.22%
TIR5 (90-1000)				32.75%	4.35%	14.04%	33.25%	24.91%				29.23%	29.23%	29.23%	29.23%	29.23%				38.02%	66.37%	56.69%	37.51%	45.86%
TIR6 (1001-1200)				26.29%	4.19%	15.98%	37.51%	28.95%				29.23%	29.23%	29.23%	29.23%	29.23%				44.48%	66.51%	54.73%	33.26%	41.81%
TIR 7 (1201-1400)				27.18%	3.98%	15.25%	41.21%	32.64%				29.23%	29.23%	29.23%	29.23%	29.23%				43.59%	66.73%	55.47%	29.55%	38.13%
TIR8 (1401-2800)				25.94%	4.81%	17.83%	45.69%	37.36%				29.23%	29.23%	29.23%	29.23%	29.23%				44.83%	65.89%	52.88%	25.08%	33.40%
TIR9 (> 2800)				22.50%	3.84%	14.81%	46.83%	38.62%				29.23%	29.23%	29.23%	29.23%	29.23%				48.26%	66.88%	55.92%	23.93%	32.15%

Commercial - small demands
TIG1	55.10%	40.00%	47.80%	48.76%	21.91%	53.18%	53.79%	45.89%	25.70%	25.70%	25.70%	25.68%	25.68%	25.68%	25.68%	25.68%	19.20%	34.30%	26.50%	25.55%	52.34%	21.11%	20.53%	28.43%
TIG2	53.60%	31.10%	43.60%	42.39%	15.97%	41.52%	52.94%	44.89%	25.60%	25.60%	25.60%	25.64%	25.64%	25.64%	25.64%	25.64%	20.70%	43.20%	30.70%	31.97%	58.29%	32.79%	21.42%	29.47%
TIG3				37.40%	9.13%	24.24%	52.74%	44.65%				25.63%	25.63%	25.63%	25.63%	25.63%				37.57%	65.12%	48.04%	21.63%	29.71%

Commercial - medium demand
T2	43.30%	27.90%	35.50%	38.03%	16.03%	44.80%	74.36%	74.36%	25.60%	25.60%	25.60%	25.63%	25.63%	25.63%	25.63%	25.63%	31.00%	46.40%	38.90%	36.34%	58.15%	29.47%	0.00%	0.00%

Industrial
T3 low voltage below 300kw	44.20%	26.50%	34.30%	37.86%	15.37%	43.74%	46.90%	37.97%	25.70%	25.70%	25.70%	25.66%	25.66%	25.66%	25.66%	25.66%	30.10%	47.80%	40.10%	36.48%	58.84	30.53%	27.44%	36.36%
T3 low voltage over 300kw	42.60%	24.50%	32.10%	27.09%	11.99%	22.80%	23.80%	23.52%	25.60%	25.60%	25.60%	25.62%	25.62%	25.62%	25.62%	25.62%	31.80%	49.90%	42.30%	47.29%	62.29	51.55%	50.58%	50.86%
T3 medium voltage below 300kw	29.30%	14.10%	19.70%	25.25%	8.46%	30.72%	30.38%	22.08%	25.70%	25.70%	25.70%	25.68%	25.68%	25.68%	25.68%	25.68%	45.00%	60.30%	54.60%	49.06%	65.73	43.51%	43.94%	52.24%
T3 medium volgate over 300kw	27.30%	12.30%	17.50%	17.71%	7.09%	14.50%	13.19%	13.00%	25.70%	25.70%	25.70%	25.69%	25.69%	25.69%	25.69%	25.69%	47.00%	62.00%	56.80%	56.60%	67.11	59.77%	61.11%	61.31%

Average Tariff	41.20%	28.50%	33.90%	33.16%	9.57%	28.33%	39.08%	32.46%	27.20%	27.20%	27.20%	27.24%	27.24%	27.24%	27.24%	27.24%	31.50%	44.20%	38.90%	39.60%	63.10%	44.38%	33.69%	40.30%

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

On April 1, 2016, by means of Resolution No. 55/16 issued by ENRE, the RTI process was approved, which set the criteria and methodology to be applied throughout the RTI process, as well as the corresponding working plan.

On August 29, 2016, the ENRE issued Resolution No. 494/16, through which it approved a rate of return for the Company of 12.46% before taxes.

In connection with the terms set forth in Resolution No. 55/16, on September 5, 2016, we submitted our electricity rate schedule proposal for the next five year period. For purposes of the rate proposal, we:

•         determined the capital base using for such purpose the depreciated NRV method;

•         submitted the 2017-2021 investment plan;

•         submitted a detail of the operating expenses; and

•         submitted all other data requested by the ENRE.

On September 28, 2016, the ENRE issued Resolution No. 522/16 pursuant to which it called for a public hearing with the purpose of providing information and hearing to the public with respect to the tariff proposal submitted by us for the 2017-2021 period. Such public hearing was held on October 28, 2016.

As a result and following the completion of the RTI process, on February 1, 2017, the ENRE issued Resolution No. 63/2017. Through this resolution, the ENRE approved a new tariff scheme which set our new distribution added value (VAD) for the following five-year period. Such income was established by applying the NRV methodology, but over a slightly lower base capital than the one we had submitted in our proposal, reaching an amount of Ps. 34 billion. The difference is mainly explained by the fact that the ENRE excluded the fully depreciated assets from the regulatory net asset base submitted. Moreover, the ENRE stated that our acknowledged remuneration was Ps. 12.5 billion as of December 2015, which adjusted through February 2017, reached Ps. 17.2 billion.

In connection with our operating expenses, these were set based on a model that values the resources required for our operations, in line with a “model company” with competent operation costs, including some corrections resulting from the current inefficiencies detected in the company. In this regard, expenses were calculated annually based on the real network, by incorporating in each year the facilities needed to achieve the quality service required throughout the tariff period, with improvements in the facilities by increasing prevention related maintenance and projected investments, In this regard, the income requirements needed to cover the costs calculated for the 2017-2021 tariff period were established.

In relation to the new tariff schedule and tariff charges, the ENRE established a VAD increase in three stages, including an initial maximum increase of 42% to be applied as from February 1, 2017, and two subsequent increases in November 2017 (19%) and February 2018 (17%). In addition, the ENRE should acknowledge to the Company the difference in VAD resulting from the application of the gradual tariff increase recognized by the RTI in 48 installments as from February 1, 2018, which will be incorporated to the VAD value on such date. Furthermore, the fixed charge billing corresponding to Resolution No. 347/12 was set aside.

The ENRE also established a non-automatic mechanism to adjust our tariff, as it had done in the original Concession Contract and the Adjustment Agreement, in order to preserve the economic and financial sustainability of the concession in the event of prices variations in the economy. This mechanism has a six-month basis and includes a combined formula of wholesale and consumer price indexes (WPI, CPI and salaries increases) which trigger the adjustment of tariff when the result is above 5%.

In connection with quality standards, the ENRE approved new parameters with the purpose of achieving, by the end of the five-year period an acceptable quality. In this regard, it established a penalties regime to be applied in the event of noncompliance with the quality rates.

Notwithstanding the foregoing, as of the date of this annual report, the definition of the treatment to be granted by the SE to all the issues generated by the non-performance of the Adjustment  Agreement, are still pending.

These issues include, among others:

i)                     the treatment of the outstanding balance caused by the mutuums executed to comply with the investment plan, granted to cover FOCEDE’s insufficient funds;

ii)                   the treatment of the funds disbursed by us to comply with the investment plan, which were not reimbursed to the Company;

iii)                  the conditions for the cancellation of the outstanding balance with CAMMESA at the issuance date of Resolution SE No 32/15, for which the Company has submitted a payments plan;

iv)                 the treatment to be given to the penalties and reductions pending to be settled.

On April 26, 2017, following the completion of the RTI process through the issuance of Resolution ENRE No. 63/17, Edenor was notified by the ME&M of an instruction sent to the SEE  pursuant to which the SEE was instructed to determine (along with the participation of the Undersecretariat for Coordination of Tariff Policies and the ENRE) within 120 days if any obligations under the Adjustment Agreement were pending as of the date the new tariff schedule resulting from the RTI process came into effect. If the SEE determines that any such obligation is pending, the SEE shall define the treatment to be given to such obligation.

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

In January 2016, through Resolution No. 6/16, the Argentine government introduced a social tariff for residential customers who comply with certain consumption requirements, which includes a full exemption for monthly consumptions below or equal to 150 Kwh and preferential tariffs for customers who exceed such consumption level but achieve a monthly consumption lower than that of the same period in the immediately preceding year.

Through Resolution No. 63/2017, the ENRE ratified this measure, maintaining the zero cost modality for monthly consumptions below or equal to 150 Kwh and preferential tariffs for consumption that exceeds such level, updating the values in accordance with the new tariff scheme.

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

The following table sets forth the amount of electricity generated in Argentina and our electricity purchases in each of the periods indicated.

Year	Electricity demand in Gwh(1)	Edenor demand in Gwh(2)	Edenor’s demand as % of total demand
1995	57,839	11,629	20.1%
1996	61,513	12,390	20.1%
1997	66,029	13,046	19.8%
1998	69,103	13,768	19.9%
1999	71,689	14,447	20.2%
2000	75,591	15,148	20.0%
2001	78,098	15,414	19.7%
2002	76,483	14,865	19.4%
2003	82,261	15,811	19.2%
2004	87,477	16,673	19.1%
2005	92,340	17,623	19.1%
2006	97,590	18,700	19.2%
2007	102,950	20,233	19.7%
2008	105,959	20,863	19.7%
2009	104,592	20,676	19.8%
2010	110,767	22,053	19.9%
2011	116,418	23,004	19.8%
2012	131,944	23,933	18.1%
2013	125,162	24,902	19.9%
2014	126,397	24,860	19.7%
2015	132,020	26,322	19.9%
2016	132,950	26,838	20.2%

______________________

Source: Compañía Administradora del Mercado Mayorista Eléctrico, S.A. (CAMMESA)

(1)     Includes demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).

(2)     Calculated as electricity purchased by us and our wheeling system customers.

Electricity demand in our concession area has grown an average of 4% per annum since 1995. The evolution of demand shows four growth periods interrupted by a slight decline in demand.  In 2002, the decline was attributable to the economic crisis, while in 2009 it was a consequence of the global financial crisis. In 2014 a slight decrease was caused by the devaluation that took place in the second semester of such year, while in 2016 it was attributable to the tariff increases implemented in such year and to the decline in industrial activity.

The following graph represents the annual growth of energy purchased to satisfy the demand of each operating area within Edenor’s concession from 2000 through 2016

Beginning in mid-2001 through 2002, the decline in the overall level of economic activity and the deterioration in the ability of many of our customers to pay their bills as a result of the crisis led to an overall decrease in demand for electricity and an increase in non-technical energy losses. After the economic crisis, however, demand started growing again, increasing an average of 4.3% per annum from 2003 through 2013. This increase in demand was due to renewed growth in the Argentine economy since the second half of 2003 and the relative low cost of energy to consumers, in real terms, resulting from the freeze of our distribution margin and the elimination of the inflation adjustment provisions of our concession in 2002. In 2016, our customer’s demand decreased by 1% compared to 2015, mainly due to the tariff increase for residential customers and to the GDP decrease for industrial customers, whose joint participation represents more than 80% of the electricity consumption in our concession area.

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

On January 25, 2016, through Resolution No. 7/16 the ME&M abrogated the PUREE.

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

In response to the lack of private investment in new generation plants, the Argentine government undertook a project to construct two 800 MW thermal generation plants, Central Termoeléctrica Manuel Belgrano and Central Termoeléctrica General San Martín. Construction of these two plants was completed and operations commenced in 2009. The two plants were constructed with funds derived from three sources: net revenues of generators derived from energy sales in the spot market, a special charge to our non-residential customers per MWh of energy billed and a specific charge from CAMMESA applicable to large users. In addition to the construction of these two new thermal generation plants, in September 2006 the SE issued Resolution No. 1,281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution seeks to create incentives for energy generation plants to meet increasing energy needs. The government has also required us to finance 24% and Edesur 26%, of the construction costs of two high-tension 220 kV lines between the Central Puerto and Central Costanera generators and the Malaver network, which  provide access to an additional 600MW of energy from the Central Puerto and Central Costanera generators that currently cannot be distributed due to saturation of their grids. In May 2012, we finished the construction of the 220kV linking lines of the local generators Central Puerto and Central Costanera with Edenor network, through Malaver substations. This extension was decided by the Resolution No. 1,875/05 of the SE and it allows an increase in supply capacity by 600 MW from Central Puerto and Central Costanera generators. In December 2012, the third transformer of 300 MVA-220/132 kV was put into service in Malaver’s substation.

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

We seek to maintain a flexible cost base by achieving an optimal level of outsourcing, which allows us to respond more quickly to changes in our market. We had 4,692 employees and  contracts with third-party services companies that count with 4,045 employees as of December 31, 2016.. See “Item 6. Directors, Senior Management and Employees—Employees”.

Our principal material and supply expenses consist of purchases of wire and transformers (i.e., electromagnetic devices used to change the voltage level of alternating‑current electricity), which we use to maintain our network.

Summary of Historical Results of Operations

The following table provides a summary of our operations for the years ended December 31, 2016, 2015 and 2014.

Statement of comprehensive (loss) income

	2016	2016	2015	2014
	US$	Ps.	Ps.	Ps.
Continuing operations
Revenue from sales (1)	823.1	13,079.6	3,802.2	3,598.4
Electric power purchases	(381.4)	(6,060.3)	(2,022.0)	(1,878.1)
Subtotal	441.7	7,019.3	1,780.2	1,720.3
Transmission and distribution expenses	(386.9)	(6,147.2)	(3,153.7)	(2,825.1)
Gross income (Loss)	54.9	872.1	(1,373.5)	(1,104.8)

Selling expenses	(101.7)	(1,616.7)	(832.8)	(657.9)
Administrative expenses	(73.1)	(1,162.3)	(706.1)	(496.8)
Other operating income	5.5	87.2	79.2	52.4
Other operating expense	(29.2)	(463.9)	(502.5)	(318.7)
Gain from acquisition of companies	-	-	-	-
Income from non-reimbursable customer contributions	0.0	0.8	0.8	0.8
Operating (loss) profit before SE Resolution 250/13 and subsequent Notes	(143.7)	(2,283.0)	(3,334.9)	(2,525.0)
Recognition of income – provisional remedies – MEyM Note 2016-04484723	70.8	1,125.6	-	-
Income recognition on account of the RTI - SE Resolution 32/15	26.4	419.7	5,025.1	-
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	5.1	81.5	551.5	2,271.9
Operating (loss) profit	(41.3)	(656.1)	2,241.7	(253.1)

Financial income	12.4	196.8	96.2	235.5
Financial expenses (2)	(90.9)	(1,444.9)	(450.0)	(592.0)
Other financial expense	(1.7)	(27.5)	(561.7)	(324.5)
Net financial (expense)	(80.3)	(1,275.6)	(915.5)	(681.0)
(Loss) profit before taxes	(121.6)	(1,931.7)	1,326.2	(934.1)
	-
Income tax	46.8	743.1	(183.8)	154.4
(Loss) profit for the year from continuing operations	(74.8)	(1,188.7)	1,142.4	(779.7)

Discontinued operations	-	-	-	-
(Loss) profit for the year	(74.8)	(1,188.7)	1,142.4	(779.7)

(Loss) profit for the year attributable to:
Owners of the Company	(74.8)	(1,188.7)	1,142.4	(779.7)
Non-controlling interests	-	-	-	-
(Loss) profit for the year	(74.8)	(1,188.7)	1,142.4	(779.7)

(Loss) profit for the year attributable to the owners of the parent
Continuing operations	(74.8)	(1,188.7)	1,142.4	(779.7)
Discontinued operations	-	-	-	-
	(74.8)	(1,188.7)	1,142.4	(779.7)

	2016	2016	2015	2014
	US$	Ps.	Ps.	Ps.
Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	0.5	7.8	(3.7)	(17.8)
Tax effect of actuarial (losses) income on benefit plans	(0.2)	(2.7)	1.3	6.2
Total other comprehensive loss from discontinued operations	-	-	-	-
Total other comprehensive income (loss)	0.3	5.1	(2.4)	(11.6)

Comprehensive income for the year attributable to:
Owners of the parent	(74.5)	(1,183.6)	1,140.0	(791.3)
Non-controlling interests	-	-	-	-
Comprehensive (loss) income for the year	(74.5)	(1,183.6)	1,140.0	(791.3)

(Loss) profit for the year attributable to the owners of the parent
Continuing operations	(74.5)	(1,183.6)	1,140.0	(791.3)
Discontinued operations		-	-	-
	(74.5)	(1,183.6)	1,140.0	(791.3)

Basic and diluted (loss) earnings per share:
Basic and diluted (loss) earnings per share from continuing operations	(0.08)	(1.33)	1.27	(0.87)
Basic and diluted (loss) earnings per share from discontinued operations	-	-	-	-

Basic and diluted (loss) earnings per ADS (3):
Basic and diluted (loss) earnings per ADS from continuing operations	(1.67)	(26.60)	25.40	(17.40)
Basic and diluted (loss) earnings per ADS from discontinued operations	-	-	-	-

(*)  Translated into U.S. Dollars at the selling exchange rate for U.S. Dollars quoted by Banco de la Nación Argentina (the “Banco Nación”) on December 31, 2016, which was Ps. 15.89  to U.S.$ 1.00.

(1)   Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year, and has been valued on the basis of applicable tariffs and the charge regarding with the Resolution No. 347/12.

(2)   Net of interest capitalized at December 31, 2016, 2015 and 2014  for Ps.189.7 million,  255.9 million and Ps. 123.9 million, respectively.

(3)   Each ADS represents 20 Class B common shares.

Year Ended December 31, 2016 compared with Year Ended December 31, 2015.

Revenue from sales

Revenue from sales increased by 244% to Ps. 13,079.6 million for the year ended December 31, 2016, from Ps. 3,802.2 million for the year ended December 31, 2015. This increase was mainly due to the tariff increases set forth by Resolution No 1/2016 of the ENRE in force from February 1, 2016.

In respect of these measures, from May through November 2016, several courts granted provisional remedies (injunctions) ordering the temporary suspension of Resolution No. 1/2016 in the Province of Buenos Aires. In the “Abarca” case, an injunction was issued extending throughout the entire concession area of the Province of Buenos Aires, which was lifted on September 6, 2016, and its economic impact on us was compensated in four installments, that were charged to the customers’ invoices as from October 2016. Other provisional remedies were granted with respect to the districts of “Pilar” and “La Matanza”, which remained in effect until October 24 and November 11, 2016, respectively, when they expired. The negative impact on sales was compensated by CAMMESA through credit notes for a total amount of Ps. 1,125.6 million, which was reflected in “Recognition of Income – provisional remedies – MeyM Note. 2016-04484723”.

In the opposite way, due to the increase in the electricity tariff, the volume of energy sold decreased by 0.6% from 22,381 GWh in 2016 to 22,253 GWh in 2015.

Net energy sales represented approximately 99% of our net sales in 2016 and 97.8% in 2015; late payment charges, pole leases, and connection and reconnection charges account for the balance in each of those years.

Electric Power Purchases

The amount of electric power purchases increased by 199.7% to Ps. 6,060.3 million for the year ended December 31, 2016, from Ps. 2,022.0 million for the year ended December 31, 2015. This increase of Ps. 4,038.3 million was mainly due to the implementation of tariff increase set forth by Resolution No. 6/2016 of the ME&M as from February 1, 2016, and to a  lesser extent, to an increase in energy losses ( mainly  non-technical losses).

Our volume of electric power purchases increased by 2.0%, to 26,838 GWh for the year ended December 31, 2016, from 26,322 GWh for the year ended December 31, 2015 (in both cases including wheeling system demand).

Energy losses increased by 17.0% for the year ended December 31, 2016, compared to 14.9% for the year ended December 31, 2015.  See “—Factors Affecting Our Results of Operations—Recognition of Cost of Energy Losses.”

Transmission and Distribution Expenses

Transmission and distribution expenses increased by 94.9% to Ps. 6,147.2 million for the year ended December 31, 2016, from Ps. 3,153.7 million for the year ended December 31, 2015. This increase was mainly due to a Ps. 2,117.0 million increase in fines and penalties which were calculated in accordance with the new methodology set forth by ENRE Note No. 120,151 that established that: (i) penalties are to be valued according to the VAD or KWh values in effect as of the last date of the semester or period during which the event giving rise to the penalty occurred, including any increases or adjustments applicable to our “remuneration” at such date, and (ii) that penalties accrue interest from the last date of the semester on which the event giving rise to the penalty occurred until the date they are paid. To a lesser extent, transmission and distribution expenses increased as a consequence of an increase of Ps. 726.6 million in salaries and social security taxes attributable to the increase in employee compensation granted in 2016.

As a percentage of revenue from sales, transmission and distribution expenses decreased to 47.0% for the year ended December 31, 2016, from 82.9% for the year ended December 31, 2015.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated.

	Year ended December 31,
	2016		% of 2016	2015		% of 2015
			net sales			net sales

Salaries and social security taxes	2,586.3	42.1%	19.8%	1,859.7	59.0%	48.9%
Supplies consumption	276.2	4.5%	2.1%	211.4	6.7%	5.6%
Fees and remuneration for services	453.7	7.4%	3.5%	463.2	14.7%	12.2%
Depreciation of property, plant and equipment	284.8	4.6%	2.2%	236.8	7.5%	6.2%
ENRE penalties	2,374.2	38.6%	18.2%	257.3	8.2%	6.8%
Others	172.0	2.8%	1.3%	125.3	3.9%	3.3%
Total	6,147.2	100%	47.0%	3,153.7	100%	82.9%

Gross (loss) profit

Our gross profit, including transmission and distribution expenses, increased by Ps. 2,245.5 million, or 163.5%,  to Ps. 872.1 million for the year ended December 31, 2016, from a gross loss of Ps. 1,373.5 million for the year ended December 31, 2015. This increase was mainly attributable to the increase in revenue from sales described above.

Selling Expenses

Our selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses increased by 94.1% to Ps. 1,616.7 million for the year ended December 31, 2016, from Ps. 832.8 million for the year ended December 31, 2015. This increase of Ps. 783.9 million was mainly due to a Ps. 203.6 million increase in allowances for the impairment of trade as a result of the tariff increase, a Ps. 158.1 million increase in fines and penalties according to the new methodology set by ENRE Note No 120,151, a Ps. 139.0 million increase in fees and remuneration for services, and a Ps. 138.0 million increase in salaries and social security taxes (attributable to an increase in employee compensation granted in 2016).

As a percentage of net sales, selling expenses decreased to 12.4 % of net sales in the year ended December 31, 2016, from 21.9% for the year ended December 31, 2015.

The following table sets forth the principal components of our selling expenses for the years indicated.

	Year ended December 31,
	2016		% of 2016	2015		% of 2015
			net sales			net sales

Salaries and social security taxes	437.9	27.1%	3.3%	299.8	36.0%	7.9%
Allowance for the impairment of trade and other receivables	227.7	14.1%	1.7%	24.1	2.9%	0.6%
Communication expenses	129.0	8.0%	1.0%	58.7	7.0%	1.5%
Fees and remuneration for services	468.5	29.0%	3.6%	329.5	39.6%	8.7%
ENRE penalties	182.4	11.3%	1.4%	24.4	2.9%	0.6%
Others	171.2	10.6%	1.3%	96.3	11.6%	2.5%
Total	1,616.7	100%	12.4%	832.8	100%	21.9%

Administrative Expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation third-party services and taxes.

Administrative expenses increased by 64.6%, to Ps.1,162.3 million for the year ended December 31, 2016, from Ps. 706.1 million for the year ended December 31, 2015. This increase of Ps. 456.2 million was mainly due to a  Ps. 180.6 million increase in fees and remuneration for services, and a Ps. 174.4 million increase in salaries and social security taxes attributable to an increase in employee compensation granted in 2016.

As a percentage of revenue from sales, administrative expenses decreased to 8.9% for the year ended December 31, 2016, as compared to 18.6% for the year ended December 31, 2015.

The following are the principal components of our administrative expenses for the years indicated.

	Year ended December 31,
	2016		% of 2016 net sales	2015		% of 2015 net sales

Salaries and social security taxes	502.7	43.3%	3.8%	328.4	46.5%	8.6%
Rent and insurance	87.8	7.6%	0.7%	58.2	8.2%	1.5%
Fees and remuneration for services	394.4	33.9%	3.0%	213.8	30.3%	5.6%
Security Services	43.6	3.8%	0.3%	24.1	3.4%	0.6%
Others	133.8	11.5%	1.0%	81.6	11.6%	2.1%
Total	1,162.3	100%	8.9%	706.1	100%	18.6%

Other operating (expenses) income

Other operating expenses include mainly retirement payments, severance payments and accrual for lawsuits. Other operating expenses, decreased by 11.0% to a loss of Ps. 376.8 million for the year ended December 31, 2016, compared to a loss of Ps. 423.3 million for the year ended December 31, 2015. The positive variation of Ps. 46.5 million was mainly due to a Ps. 75.4 million decrease in provisions for contingencies, a decrease of Ps.44.9 million in expenses related to the abrogation of FOCEDE, and a Ps. 20.5 million decrease in fees for services provided to third parties, partially offset by an increase of Ps. 71.0 in debit and credit taxes and an increase of Ps. 37.0 in disposals of property, plant and equipment.

Operating (loss) profit

Our operating results decreased by Ps. 2,897.8 million, from a gain of Ps.2,241.7 million for the year ended December 31, 2015 to a loss of Ps. 656.1 million for the year ended December 31, 2016, mainly due to the increase in operating expenses explained above.

Net Financial Expense

Net financial expense totaled Ps. 1,275.6 million for the year ended December 31, 2016, compared to Ps. 915.5 million for the year ended December 31, 2015. This increase of Ps.360.1 million was mainly due to a Ps. 828.4 million increase in interests due on the commercial debt with CAMMESA, partially offset by a decrease of Ps. 477.1 in exchange differences as a result of exchange rate variations.

Income Tax

 The Company’s income tax charge includes three effects: (i) the current tax payable for the year pursuant to tax legislation applicable to the Company; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria; and (iii) the analysis of recoverability of deferred tax assets. We recorded an income tax credit of Ps.743.1 million in 2016, compared to an income tax charge of Ps. 183.7 million in 2015, mainly as a result of the increase in fines and penalties according to the new methodology set by ENRE Note No 120,151 and the decrease in the additional income derived from the application of Resolution No. 32/15 of the SE.

Profit (Loss) for the year

We recorded a loss of Ps. 1,188.6 million for the year ended December 31, 2016, compared to a profit of Ps. 1,142.4 million for the year ended December 31, 2015 mainly as a consequence of the decrease in the additional income derived from the application of Resolution No. 32/15 of the SE (no longer in effect as of February 2016) and the increase in the operating expenses described above, which were not offset by the tariff increase set forth by Resolution No. 1/2016 of the ENRE.

Year Ended December 31, 2015 compared with Year Ended December 31, 2014.

Revenue from sales

Revenue from sales increased 5.7% to Ps. 3,802.2 million for the year ended December 31, 2015, from Ps. 3,598.4 million for the year ended December 31, 2014.

This increase was mainly due to an increase in the volume of energy sold, which increased from 21,312 GWh in 2014 to 22,402 GWh in 2015, representing a 5.1% increase, and to an increase of Ps.19 million in revenue from pole leases.

Net energy sales represented approximately 97.8% of our net sales in 2015 and 98.3% in 2014; late payment charges, pole leases, and connection and reconnection charges account for the balance.

Electric Power Purchases

The amount of electric power purchases increased 7.7% to Ps. 2,022.0 million for the year ended December 31, 2015, from Ps. 1,878.1 million for the year ended December 31, 2014. This increase of Ps. 143.9 million was mainly due to an increase in the volume of energy sold and to an increase in energy losses due to an increase in non-technical losses.

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

Transmission and Distribution Expenses

Transmission and distribution expenses increased 11.6% to Ps. 3,153.7 million for the year ended December 31, 2015, from Ps. 2,825.1 million for the year ended December 31, 2014. This increase was mainly due to a Ps. 486.5 million increase in salaries and social security taxes attributable to an increase in employee compensation granted in 2015, along with an increase in the number of employees. This increase was partially offset by a decrease of Ps.251.1 million in fees and remuneration for services.

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

Selling expenses increased 26.6% to Ps. 832.8 million for the year ended December 31, 2015, from Ps. 657.9 million for the year ended December 31, 2014. This increase of Ps. 174.9 million was mainly due to a Ps. 66.7 million increase in fees and remuneration for services, a Ps. 50.8 million in salaries and social security taxes (attributable to an increase in employee compensation granted in 2015), and a Ps. 19.6 million increase in communications expenses.

As a percentage of net sales, selling expenses increased to 21.9% of net sales in the year ended December 31, 2015, from 18.3% for the year ended December 31, 2014.

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

Liquidity and capital resources

Sources and Uses of Funds

Our cash flows from operations have been significantly affected in recent periods due to our failure to obtain adjustments to our tariffs to cover increases in our distribution costs, resulting in a working capital deficit as of December 31, 2016, 2015 and 2014. In order to preserve and guarantee the provision of the public service and improve the existing cash deficit, beginning in October 2012, the Company decided to only partially cancel the obligations with CAMMESA with surplus cash balances. This decision arose as a consequence of all the commitments necessary to ensure the provision of the public service, including investment plans and ongoing operation and maintenance tasks. In 2015, following the issuance of Resolution No. 32/2015, we resumed full payment of our commercial obligations with CAMMESA, but did not cancel past commercial debt. As of December 31, 2016 the commercial debt with CAMMESA amounts to approximately Ps. 5,469.5 million including interests. In November 2015, we submitted to CAMMESA a repayment plan. As of the date of this annual report, negotiations with CAMMESA continue with respect to a final repayment schedule. See “Item 3. Risk Factors—Risk relating to our Business—We may not have the ability to raise the funds necessary to repay our commercial debt with CAMMESA, our major supplier.”

In the recent past, the Argentine government adopted a series of measures such as the issuance of Resolution No. 347/2012 of the ENRE, Resolution No. 32/15 of the SE and the granting of certain economic assistance program (through the extension of loans for consumption (mutuums)) (the “Program”) for us to be able to  cope with our cash needs for specific purposes. We have considered the funds received through the Program as a supplementary measure to being granted increases in tariffs/rates. In connection with the foregoing, following the adoption of a new transitional tariff schedule as from February 1, 2016, the ME&M suspended the transfer of funds that we received under the Program.

On June 24, 2014, by Note No. 4012/14, the SE instructed CAMMESA to enter into a loan for consumption (mutuum) and assignment of secured receivables agreement with us in order to pay the higher salary costs indicated in “Item 6. Directors, Senior Management and Employees – Employees”. The aforementioned agreement was entered into on July 10, 2014. The agreement was guaranteed by us with the assignment of the future surplus sale settlements with maturity dates to be determined (Liquidaciones de Venta con Fecha de Vencimiento a Definir - LVFVD), as a result of the application of Resolution No. 250/13 of the SE.

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

As of December 31, 2016, the total debt under these loans (mutuums agreements) amounted to Ps. 1,346.8 million, comprised of Ps. 923.6 million in principal for the actual disbursements, and Ps. 423.2 million in accrued interest.

As explained before, these loans were discontinued as from February 1, 2016 under the terms of Resolution No. 7/16 of the ME&M.

Our principal uses of cash are expected to be operating costs, the servicing of our financial debt and our investment plan. We are subject to limitations on our ability to incur new debt under the terms of our debt instruments so the Company cannot assure that it will be able to obtain additional financing on acceptable terms. See “Debt”.

On January 31, 2017, the ENRE issued Resolution No. 63/17, pursuant to which it approved the new tariff scheme which resulted from the completion of the RTI process, for the following five-year period.

Regarding the new tariff scheme, as per the ME&M’s request, the ENRE implemented a VAD increase in three stages, establishing an initial maximum increase of 42% to be applied as from February 1 2017, and two subsequent increases in November 2017 and February 2018. In addition, the ENRE should acknowledge us the difference in VAD resulting from the application of the gradual tariff increase recognized by the RTI in 48 installments as from February 1, 2018, which will be incorporated to the VAD value on such date.

The VAD may be adjusted on a quarterly basis in accordance with a non-automatic mechanism based on the macroeconomic prices indicators (CPI, WPI and salaries increases), to preserve the economic-financial sustainability of the Company in the event of prices variations in the economy.

Notwithstanding the foregoing, there are some aspects of the Adjustment Agreement which definition is still pending: (1) the treatment of the outstanding balance caused by the mutuums addressed to comply with the investment plan, granted to cover FOCEDE’s insufficient funds; (2) the treatment of the funds disbursed by the Company allocated to comply with the investment plan, which were not reimbursed to the Company; (3) the conditions for the cancellation of the outstanding balance with CAMMESA at the issuance date of Resolution No 32/15 SE, for which the Company submitted a payments plan; and, (4) the treatment to be given to the penalties and reductions pending to be settled.

On April 26, 2017, following the completion of the RTI process through the issuance of Resolution ENRE No. 63/17, Edenor was notified by the ME&M of an instruction sent to the SEE pursuant to which the SEE was instructed to determine (along with the participation of the Undersecretariat for Coordination of Tariff Policies and the ENRE) within 120 days if any obligations under the Adjustment Agreement were pending as of the date the new tariff schedule resulting from the RTI process came into effect. If the SEE determines that any such obligation is pending, the SEE shall define the treatment to be given to such obligation

If, in the future, we are not able to recover the incremental cost increases or there is a significant lag of time between when we incur the incremental costs and when we receive increased income, it is likely that we will have insufficient liquidity and will therefore be obliged to pursue measures similar to those pursued in the past in order to preserve cash and enhance our liquidity. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Tariffs” and “Item 3. Key Information—Risk factors—Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations.”

As of December 31, 2016, 2015 and 2014, our cash and cash equivalents amounted to Ps. 258.6 million, Ps. 129.0 and Ps. 179.1 million, respectively. We generally invest our cash in a range of instruments, including sovereign debt, corporate debt securities and other securities. The table below reflects our cash and cash equivalents position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	Year ended December 31
	2016	2015	2014
		(restated)	(restated)
	(Figures in millions)
Cash and cash equivalents at beginning of year	129.0	179.1	243.5
Net cash flows provided by operating activities	2,931.3	3,001.9	1,167.4
Net cash flows used in investing activities	(2,373.5)	3,103.2	(1,461.8)
Net cash flows used in financing activities	(492.7)	42.0	224.9
Exchange differences in cash and cash equivalents	64.5	9.1	5.1
Cash and cash equivalents at the end of year	258.6	129.0	179.1

Net Cash flows provided by operating activities

Net cash flows provided by operating activities decreased by 2.4% to Ps. 2,931.3 million in the year ended December 31, 2016, from Ps. 3,002.1 million in the year ended December 31, 2015.

Changes in net cash flows provided by operating activities in 2016 were primarily due to the loss in the 2016 period of Ps. 1,188.6 million, from a gain of Ps. 1,142.4 million for the 2015 period, and an increase in trade receivables of Ps. 2,973.8 million, partially offset by an increase in trade payables of Ps. 2,780.9 million and in other payables of Ps. 2,338.4 million.

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

Changes in net cash flows provided by operating activities in 2014 were primarily due to an increase in the commercial debt with CAMMESA (Ps. 2,446.5 million) and to the funds obtained from PUREE (Ps. 482.9 million), partially offset by the recognition of higher costs under Resolution No. 250/13 of the SE and subsequent notes of the SE (Ps. 2,271.9 million) and to a decrease in net loss (Ps. 779.7 million)..

Net Cash flows used in investing activities

Net cash flows used in investing activities decreased by 23.5% from Ps. 3,103.3 million in the year ended December 31, 2015, to Ps. 2,373.5 million in the year ended December 31, 2016.

Changes in net cash flows used in investing activities in 2016 were primarily due to a decrease in net payments for the purchase of financial assets at fair value of Ps. 1,101.2 million, partially offset by an increase in our capital expenditures of Ps. 379.1 million.

Net cash flows used in investing activities increased by 112.3% to Ps. 3,103.3 million in the year ended December 31, 2015, from Ps. 1,461.7 million in the year ended December 31, 2014.

Changes in net cash flows used in investing activities in 2015 were primarily due to an increase in our capital expenditures of Ps. 695.4 million and in net payments for the purchase of financial assets at fair value of Ps. 947.5 million.

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

Net Cash flows generated in financing activities

Net cash flows generated in financing activities decreased to a negative outcome of Ps. 492.7 million in the year ended December 31, 2016, from a positive outcome of Ps. 42.0 million in the year ended December 31, 2015, primarily as a result of the cancellation of the proceeds obtained from loans with CAMMESA and due to the redemption of corporate Note 2017 (Ps. 221.8 million).

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

Our capital expenditures consist of net cash used in investing activities during a specified period plus supplies purchased in prior periods and used in such specified period. The following table sets forth our actual capital expenditures for the years indicated:

	Year ended December 31,
	2016	2015	2014
	(Figures in millions)

Network Infraestructure (1)	1,991.1	1,468.5	1,284.2
Network maintenance and improvements	412.2	307.5	201.4
Legal requirements (2)	6.6	2.9	6.1
Communications and telecontrol	155.2	64.4	55.7
Others	138.1	674.9	154.3
Total	2,703.2	2,518.2	1,701.7

______________________

(1)     Includes network infrastructure and additional network supplies.

(2)     Capital expenditures required to be made to comply with the ENRE quality standard and other regulations.

In 2016, in accordance with our capital expenditure program, we invested Ps. 2,703.2 million, a substantial portion of which was dedicated to increasing the capacity of our grid in line with the growth of our customer base. In addition, we made investments in order to meet our quality standards levels.

In the context of the RTI process, in September 5, 2016, we submitted our investment plan for the following five-year period.

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

 The Senior Notes due 2022 have a 12-year maturity and were issued at par, with interest accruing from the date of issuance at a fixed rate of 9.75% and payable semi-annually on October 25 and April 25 of each year, with the first interest payment on April 25, 2011.  As of December 31, 2016, the outstanding amount of Senior Notes due 2022 is U.S.$ 176.4 million. Edenor repurchased and cancelled U.S.$ 123.6 million during 2014, of which, U.S.$ 68 million were repurchased by the Aeseba Sale Trust during 2014 (see Item 4. “Information on the Company”).

On October 18, 2010, we cancelled Senior Notes due 2017 with a nominal value of U.S.$ 65.3 million.

In addition, on October 25, 2010, November 4, 2010, and December 9, 2010, we cancelled Senior Notes due 2017 for a face value of U.S.$ 122.6 million, U.S.$ 1.3 million, and U.S.$ 0.04 million, respectively, representing approximately 83.3% of the Senior Notes due 2017 then outstanding. As of December 2015, the outstanding amount of Senior Notes due 2017 was U.S.$ 14.8 million.

On February 2, 2016, we repurchased the Senior Notes due 2022 at market prices for a nominal value of U.S.$ 0.3 million.

On July 12, 2016, we redeemed our outstanding Senior Notes due 2017 for a principal amount of U.S.$ 14.8 million, plus an accrued interest of U.S.$ 0.4 million.

As a consequence, as of the date of this annual report our outstanding debt amounts to U.S.$ 176.4 million consisting of our Senior Notes due 2022, of which U.S.$ 0.3 million are held by the Company.

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

Derivatives Contracts

Management of derivative financial instruments

In 2016 and 2015, with the aim of hedging the currency risk associated with the payment of the next interest coupon of our Senior Notes 2017 and 2022, we entered into futures contracts to buy U.S. Dollars.

As of December 31, 2016, the economic impact of these transactions resulted in a loss of Ps. 11.9 million, which is recorded in the “Other financial results of the Statement of Comprehensive Income”.

Critical accounting policies and estimates

A summary of our significant financial policies is included in Note 6 to our financial statements, which are included elsewhere in this annual report. The preparation of financial statements requires our management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying footnotes. Our estimates and assumptions are based on historical experiences and changes in the business environment. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operation and require management’s most subjective judgments. Our most critical accounting policies and estimates are described below.

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

As of the date of this annual report, the company shows signs of a potential impairment as it has obtained operating losses for Ps. 656.1 million. For this reason, the Company has prepared the projections of the recoverability of its properties, plants and equipment.

The increase in electricity rates used by the Company to assess the recoverability of its property, plant and equipment as of December 31, 2016 is based on both the electricity rate schedule approved as from February 2017, by means of the ENRE Resolution No. 63/17, that fixed the Company’s remuneration, and the tariff adjustment mechanism for the following five years, established by such resolution. Given that the main variable is the electricity rate, and such rate is supported by the approved electricity rate schedule, the Company has prepared only one scenario, considering the most pessimistic situation when estimating the variables with greater impact such us the resolution of regulatory issues and its best estimation of the other variables with lower incidence.

In order to determine the scenario mentioned in the preceding paragraph, the Company has considered the following:

i.         nature, opportunity, and modality of the electricity rate increases and/or cost adjustments recognition: Electricity rate increases as resolved in the RTI process;

ii.        settlement of regulatory liabilities: The Company has considered to use the final surplus of its annual cash flows until these liabilities are settled;

iii.      electricity demand growth: 2.5% p.a.;

iv.      development of costs to be incurred: mainly, based on the expected level of inflation;

v.       investments for infrastructure maintenance: in accordance with the service quality levels required by the regulator in the RTI;

vi.      inflation rate; and,

vii.    exchange rate.

The discount rate (WACC) in Pesos varies for each year of the projection. For the first five years, the average of these rates is 29%.

Revenue recognition

Revenue is  measured at the fair value of the compensation collected or to be collected, taking into account the estimated amount of any discount, thus determining the net amounts.

Revenue from the electricity provided to low-income areas and shantytowns is recognized to the extent that a renewal of the Framework Agreement is formalized for the period in which the service was rendered. As of the date of this annual report, negotiations with the Argentine and provincial governments are still ongoing.

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes both the electricity supplied, whether billed or unbilled at the end of each year, which has been valued on the basis of applicable tariffs, and the charges resulting from the application of ENRE Resolution No. 347/12 (which was abrogated through Resolution No. 63/17).

We also recognize revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles and transportation of electricity to other distribution companies.

Allowances for the doubtful accounts

The allowance for the impairment of accounts receivable is assessed based on the delinquent balance, which comprises all such debt arising from the bills for electricity consumption that remain unpaid 13 working days after their due dates for small-demand customers (tariff 1) and 7 working days after due date for medium and large-demand customers (tariff 2 and 3). Our management records an allowance applying to the delinquent balances of each customer category an uncollectibility rate that is determined according to each customer category based on the historical comparison of collections made.

Additionally, and faced with temporary and/or exceptional situations, our management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

Current and deferred income tax/ Tax on minimum presumed income

A degree of judgment is required to determine the income tax provision inasmuch as the Company’s management has to evaluate, on an ongoing basis, the positions taken in tax returns in respect of situations in which the applicable tax regulation is subject to interpretation and, whenever necessary, make provisions based on the amount expected to be paid to the tax authorities. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact on both the income tax and the deferred tax provisions in the period in which such determination is made.

There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. The realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, the Company’s Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

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

ENRE penalties and discounts

The Company considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalty events, which are valued on the basis of management best estimate of the expenditure required to settle the present obligation at the date of the issuance of the financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto.

Contingencies and provisions for lawsuits

The Company is a party to several complaints, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or compensation. The Company’s potential liability with respect to such claims, lawsuits and legal proceedings may not be accurately estimated. The Company’s management, with the assistance of its legal advisors (attorneys), periodically analyzes the status of each significant matter and evaluates the Company’s potential financial exposure.  If the loss deriving from a complaint or legal proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded.

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

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2016, 2015 and 2014.

CONTRACTUAL OBLIGATIONS

Technical assistance fees

Corresponds to the technical advice on financial affairs that EASA has provided to the Company since September 19, 2015. For this service, we pay EASA an annual amount of U.S.$ 2.5 million. The agreement is valid for five years, unless either party gives notice not less than 60 days prior to the expiration of such term, with no obligations to fulfill and without paying compensation to the other party.

Fines and penalties

Pursuant to caption C of Section 37 of the Concession Agreement, the grantor of the concession may, without prejudice to other rights to which it is entitled thereunder, foreclose on the collateral granted by the Company when the cumulative value of the penalties imposed in the previous one-year period exceeds 20% of its annual billing, net of taxes and rates.

Imposed and estimated fines and penalties, adjusted in accordance with the methodology established by ENRE Note No. 120,151, as of December 31, 2016 and 2015, amounted to Ps. 3,700.0 million and Ps. 1,253.1 million, respectively.

Corporate Notes programs

The relevant information of our corporate notes program is detailed below (debt issued in U.S. Dollars):

				Million of US$			Million of Ps.
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.14	Debt repurchase	Debt structure at 12.31.15	At 12.31.15
Fixed Rate Par Note	7	10.50	2017	14.76	-	14.76	192.47
Fixed Rate Par Note (1)	9	9.75	2022	172.17	-	172.17	2,268.51
Total				186.93	-	186.93	2,460.98

				Million of US$			Million of Ps.
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.15	Debt repurchase	Debt structure at 12.31.16	At 12.31.16
Fixed Rate Par Note	7	10.50	2017	14.76	(14.76)	-	-
Fixed Rate Par Note (1)	9	9.75	2022	172.17	(0.30)	171.87	2,769.60
Total				186.93	(15.06)	171.87	2,769.60

(1)     Net of issuance expenses.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual liabilities and commitments as of December 31, 2016.

	Payments due by period
	Total	Less than	1‑3	4‑5	More than
		1 year	years	years	5 years
	(in millions of Pesos)
Debt obligations and commercial debt obligations (1)	9,877.3	6,874.8	232.9	-	2,769.6
Accrued fines and penalties(2)	3,533.6	56.2	3,477.4	-	-
Payment Plan ENRE(3)	166.4	60.2	106.2
Financial assistance fees(4)	178.7	39.7	109.2	29.8	-
Operating leases(5)	78.3	47.9	30.1	0.3	-
Capital expenditures(6)	-	-	-	-	-
Total	13,834.3	7,078.8	3,955.8	30.1	2,769.6

_______________________

(1) Includes amortization of principal and interest payments. All of our financial indebtedness is unsecured. None of our financial indebtedness is guaranteed.  See “Debt” in this section for a broader description of our financial debt.

(2) See “Item. 4. Information on the Company—Business Overview—Our Concession—Fines and Penalties.”

(3) Refers to Fines and Penalties’ payment plans, under the ENRE settlement. See “Item. 4. Information on the Company—Business Overview—Our Concession—Fines and Penalties.”

(4) Fees payable under our financial services agreement with EASA, our controlling shareholder.  This agreement expired in 2015 and was renewed for a five-year period.  See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions —Financial Services Agreement with EASA.”

(5) Represents our minimum required lease payments.

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

Edenor's bylaws provide that holders of our Class A common shares are entitled to elect seven directors and up to seven alternate directors, one of which must be independent in accordance with CNV regulations, holders of our Class B and Class C common shares are entitled to elect five directors and up to five alternate directors, one of which must be independent in accordance with CNV regulations. Holders of Class C common shares vote jointly as a single class with the holders of Class B common shares in the election of directors. In the absence of a director elected by holders of a class of shares, any alternate director elected by holders of the same class may legally attend and vote at meetings of our board of directors. The board of director’s elects among its members a chairman and a vice president.

Directors and alternate directors serve for one-year periods, indefinitely renewable. Our directors and alternate directors are as follows:

Name	Position	Age	Year of appointment(class electing director)
Ricardo Torres	Chairman	58	2016 (Class A)
Gustavo Mariani	Vice Chairman	46	2016 (Class A)
Marcos Marcelo Mindlin **	Director	52	2016 (Class A)
Damian Miguel Mindlin **	Director	50	2016 (Class A)
María Carolina Sigwald	Director	49	2016 (Class A)
Maximiliano Alejandro Fernandez*	Director	56	2016 (Class A)
Eduardo Llanos*	Director	72	2016 (Class A)
Emilio Basavilbaso*	Director	40	2016 (Class B/C)
Carlos Alberto Lorenzetti*	Director	56	2016 (Class B/C)
Lucas Amado*	Director	44	2016 (Class B/C)
Mariano García Mithieux*	Director	49	2016 (Class B/C)
Fernando Bearzi*	Director	47	2016 (Class B/C)
Diego Martín Salaverri	Alternate Director	52	2016 (Class A)
Leandro Carlos Montero	Alternate Director	41	2016 (Class A)
Daniel Eduardo Flaks	Alternate Director	52	2016 (Class A)
Gerardo Carlos Paz	Alternate Director	48	2016 (Class A)
Mariano Batistella	Alternate Director	34	2016 (Class A)
Pablo Alejandro Díaz	Alternate Director	59	2016 (Class A)
Diana Elena Mondino*	Alternate Director	58	2016 (Class A)
Santiago Lucas Jonas Aguilar*	Alternate Director	35	2016 (Class B/C)
José María Tenaillon*	Alternate Director	37	2016 (Class B/C)
Ignacio Gustavo Álvarez Pizzo*	Alternate Director	31	2016 (Class B/C)
Juan Martin Monge Varela*	Alternate Director	42	2016 (Class B/C)
Carlos Andrés Rodriguez Lubary *	Alternate Director	56	2016 (Class B/C)

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

Emilio Basavilbaso, was born on September 11, 1976. He has been a member of the Company’s board of directors since 2016. In December 2015, he was appointed Executive Director of the National Social Security Administration (ANSES). He performed in different public duties such as President of Housing Institute, Sub-Secretary of Strategy and development of Human Resources and General Secretary of the Administrative Reform Committee, Sub-Secretary of Public Management Modernization and Strategic Planning General Director, all these positions whiting the Autonomous City of Buenos Aires’ public administration. Likewise, he worked for Telefónica in Argentina, Spain and Brazil, in the Corporate marketing and Development area. Mr.  Basavilbaso obtained a degree in Business Economics, issued by the Torcuato Di Tella University (UTDT). In addition, he obtained a Master in Business Administration with honors in the Antonio de Nebrija University in Spain and at present, he is studying for a Leadership degree at Buenos Aires Institute of Technology (ITBA).

Carlos Alberto Lorenzetti, was born on July 7, 1940. From 1964 to 1971, he served as General Accountant in Ducilo (Dupont Argentina). As from 1971, he worked as Administrative and Financial Director at Iveco Argentina. From 1976 until 1978, Mr. Lorenzetti held the General Management of Siderúrgia Integrada. Later, in 1979, he served as advisor to the Presidency of the Banco de la Nación Argentina. From 1981 to 1983, he served as Manager of the Administration and Finance area at Austral Líneas Aéreas. From 1983 to 1988, he was Director of Finance for Sideco Americana. He was Director of Administration and Finance of C.R.M (Movicom) from 1988 to 1990, and of CICA S.A. from 1991 to 1992. In 1994, he served as Deputy Manager of Administration and Control at the Argentine Central Bank until 1997. He was Manager of Administration and Finance at Ambrosoli Argentina from 1997 to 2001 and at South Aurora from 2003 to 2005. From 2007 until 2013, he was Chairman of the Audit Committee of AUSA. Since 2013, he has been General Manager and Member of the Board of Directors of Teatro Colón. He holds a degree of Doctor in Administration from the University of Buenos Aires.

Lucas Amado was born on May 24, 1974. Since 2016 he has been a member of the Company’s board of directors. He obtained a lawyer degree at Universidad Católica Argentina. He performed as Chief of the Land Registry, Real State Managing Director and Secretary of State of the Government of the province of Salta. He is member of the Salum, Amado & Asociados Law firm in the province of Salta and of the Rivera & Asociados Law firm.

Mariano García Mithieux was born on February 5, 1967.  He has been a member of the Company’s board of directors since 2016.  He graduated in Architecture at the University of Buenos Aires and performs as architect in EWG, Architectural Urban Group.

Fernando Bearzi was born on September 15, 1969. He has been a member of the Company’s board of directors since 2016. He obtained an Economics degree at Universidad de Morón and a Financial Assets MBA with honors at the Escuela Superior de Economía y Administración de Empresas (ESEADE). He is a partner of F. Bearzi & Asociados. He performs Consultancy and Advisory services for Interbank, Interfondos, Globant, Microsoft, Thomson Reuters, among others. He delivers expertise lectures and seminars for Bloomberg, Microsoft, Schroders and Thomson Reuters, in the United States, Mexico, Costa Rica, Panama, Venezuela, Colombia, Ecuador, Peru, Chile and Argentina.

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

Gerardo Carlos Paz  has been a member of our board of directors since April 28, 2015. He worked as a lawyer at the ENRE for the period between 1994 and 2000. Then, he became Manager of Legal Affairs at Camuzzi Gas Pampeana S.A. (2001-2007). As from 2007 and to date, he has worked at Pampa Energía S.A, as manager of the Legal and Regulatory Area and as Director of Legal and Regulatory Affairs. He has a degree in Law from the Universidad Nacional de Córdoba.

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

Pablo Alejandro Díaz was born on June 26, 1957. Mr. Díaz has been member of our board of directors since 2012. Previously he served as alternate director.  Mr. Díaz currently serves as an advisor to the president of Grupo Dolphin S.A.  He also serves as an alternate director at Transba S.A. and a Director of Inversora Ingentis S.A., Inversora Nihuiles S.A., Inversora Diamante S.A., Pampa Participaciones II S.A., Central Térmica Güemes S.A., Inversora Piedra Buena  S.A., Hidroeléctrica Diamante S.A., Hidroeléctrica Nihuiles S.A., Citelec S.A. and Transener S.A.  Previously, he was an Advisor at the Argentine Undersecretary for Electrical Energy (Subsecretaría de Energía Eléctrica) and has held various positions in the electricity industry.

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

Santiago Lucas Jonas Aguilar was born in Buenos Aires on October 7, 1981. He has been a member of our board of directors since April 1, 2017. He was appointed Operations and Investment Control Director at the Sustainability Guarantee Fund in February 2011. Previously, he performed as advisor to the Board of Directors of Banco Hipotecario S.A. and for 5 years he performed as lawyer at Cabanellas, Etchebarne & Kelly´s law firm. Mr. Jonas Aguilar obtained a lawyer degree at Universidad Católica Argentina UCA and obtained a master's degree in Business Administration at the Torcuato Di Tella University (UTDT).

José María Tenaillon was born on October 23, 1989. He has been a member of our board of directors since April 1, 2017. Mr. Tenaillon worked for Severgnini, Robiola Grinberg and Larrechea between 1998 and 2000, for Liendo & Castiñeyras from year 2000 to 2005, for the National Securities Committee (CNV) during 2005 and 2006, for Zang, Bergel & Viñes during 2006 and 2007, for Marval, O’ Farrell and Mairal from 2007 to 2010. As from the year 2010, Mr. Tenaillon works for the Sustainability Guarantee Fund. Mr. Tenaillon obtained a lawyer degree at the University of Buenos Aires, specializing in Commercial and Business Law.

Ignacio Gustavo Álvarez Pizzo was born on August 19, 1985. He has been a member of our board of directors since April 1, 2017. At present, he holds the position of Corporate Issues Coordinator at ANSES´s Sustainability Guarantee Fund. Mr. Alvarez Pizzo is a lawyer and obtained his degree at the Belgrano University. Likewise, he obtained a Master's degree in Corporate Law at Austral University.

Juan Martín Monge Varela has been a member of our board of directors since April 1, 2017. Mr Varela worked as an Analyst at Galicia Advent Private Equity Fund, as from 1998. In 2000 he became Associate Director at Metlife Investments. Later, in 2005, Mr. Varela assumed as Chief Investment Officer at the same company. Currently, he holds the position of Executive Deputy Director at ANSES.

Carlos Andrés Rodríguez Lubary has been a member of our board of directors since April 1, 2017. Mr. Lubary started working for JP Morgan as an Analyst in 1987. In 1998, he was transferred to the Company’s NY Headquarters where he performed as Latin America’s Credit Responsible. In 2007, he returned to Buenos Aires and became the General Manager of the local office until early 2009. From there on and until March 2011 he was involved in family activities and in different NGOs. In March 2011, he returned to JP Morgan in Buenos Aires where he became Latin America’s Treasury Services Responsible. In 2014, he retired to engage again in family activities. As from January 2017 he performs as Investment General Director at the ANSES´s Sustainability Guarantee Fund. Mr. Rodriguez Lubary holds a degree in Administration, and graduated at the University of Buenos Aires.

Compensation

Our board of directors does not have a compensation or remuneration committee.  The aggregate remuneration paid to the members and alternate members of our board of directors, the members and alternate members of our supervisory committee and our senior management during 2016 was Ps. 7.2 million, Ps. 0.5 million and Ps. 124.4 million, respectively.

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

•         evaluating plans and performance of the internal audit, and

•         supervising the operations of the complaints channel.

The members of our audit committee are:

Name	Position	Class electing member
Eduardo Llanos (1)	Member	Class A
Maximiliano Alejandro Fernández (1)	Member	Class A
Lucas Amado (1)	Member	Class B/C

(1)     Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934.

Senior Management

The following table sets forth information regarding our senior management:

Name	Current Position	Age
Ricardo Torres	Chairman and Chief Executive Officer (CEO)	58
Leandro Carlos Montero	Chief Financial Officer (CFO)	41
Daniel Eduardo Flaks	Technical Director	52
Eduardo Maggi	Director of Operations	61
Gerardo Tabakman	Director of Information Technology and Telecommunications	42
Victor Augusto Ruiz	Principal Accounting Officer	57
María Carolina Sigwald	Director of Legal and Regulaory Affairs	49
Mariana De La Fuente	Director of Human Resources	48

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

The members and alternate members of our supervisory committee are:

Name	Position	Year of appointment (class electing director)
José Daniel Abelovich (1)	Member	2015 (Class A)
Damián Burgio	Member	2015 (Class A)
Carlos Manuel Vidal (1)	Member	2015 (Class B/C)
Santiago Dellatorre	Alternate Member	2015 (Class A)
Marcelo Fuxman (1)	Alternate Member	2015 (Class A)
Walter Antoni Pardi (1)	Alternate Member	2015 (Class B/C)

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

Carlos Manuel Vidal was born on March 4, 1949. He has been a member of our supervisory committee since 2016.  From 1979 to the present, he has mainly worked as auditor appointed per proposal of the General Attorney’s Office (SIGEN) on behalf of the government in different corporations (public limited companies, with and without the control of the National Securities Committee, State companies and liquidation companies) with different equity interests of the national government in the capital equity (majority and minority), being member of the corresponding board of directors and auditing commissions, such as: Repsol YPF S.A.; Papel Prensa S.A.; Aerolíneas Argentinas SA; Varios Ferrocarriles de Carga (NCA; FEPSA; FERROSUR); Elma SA; Aluminio Argentino S.A. (ALUAR); Sociedad Mixta Siderúrgica Argentina S.A. (SOMISA); Lotería Nacional S.E; TELAM S.E; Administración General de Puertos S.E.; O.S.N; Ferrocarriles Argentinos. He has also worked as management control manager at SIGEN and advised the Energy Commission of the Chamber of Deputies as well as the SE in connection with the 1986-2000 National Energy Plan Financing Scheme. He developed his audit role in many kind of corporations. He has experience in private companies such as Revlon de Argentina S.A., PHONALEX S.A.I.C and CITROEN ARGENTINA S.A. Mr. Vidal holds a Certified Account degree at the University of Buenos Aires.

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

Employees

Edenor had 4,692 employees as of December 31, 2016, 4,696 employees as of December 31, 2015 and 4,314 employees as of December 31, 2014.

 As of December 31, 2016, approximately 86% of our full-time employees were subject to two collective bargaining agreements. After our privatization, we implemented an employee reduction plan to reduce the number of employees from 6,368 employees at the time of the privatization. The employee reductions were primarily effected through an early retirement program. In July 1995, we signed two collective bargaining agreements with Sindicato de Luz y Fuerza and Asociación del Personal Superior, the two unions that represent our employees, which are currently in force pursuant to collective bargaining agreements 817/06 “E” (LYF)  and  805/06 “E” (APSEE), which were renewed on November 8, 2006 and October 5, 2006 respectively.  The union agreements have a joint commission integrated by representatives of the Company and the unions entities, to interpret the agreements and analyze claims and unresolved issues that arise in our daily activities.  The most common issues that arise are related to changes in the organization of working tasks, the conformation of the working teams, , relocation and readjustment of employees positions, detailed situations with personnel and the analysis of the suitability of different technological advances and their applications. Currently, our relations with the unions are stable.  However, we cannot guarantee that we will not experience any conflicts with our employees in the future, including with our unionized employees in the context of future negotiations of our collective bargaining agreements, which could result in events such as strikes or other disruptions that could have a negative impact on our operations.

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

On September 8, 2016, we signed an agreement with Sindicato de Luz y Fuerza through which the light operating working teams have to apply with the polyfunctional development of their tasks, in order to increase the efficiency and levels of quality of service provided to customers, in accordance with requirements of the regulatory authorities.

Moreover, the abovementioned agreement established a salary increase of 11.1% based on the salaries in force as of April 2016, effective as of May 2016 for all personnel represented by the union. Accordingly, considering the 11.9% increase established in June 2015, the union reached an aggregate increase of 23% for the period May through October of 2016.

Through a new agreement, Sindicato de Luz y Fuerza obtained: (1) a salary increase of 6% (based on the salaries in force as of October 2016), which became effective as of November 2016; (2) a salary increase of 6%, which became effective as of March 2017; and, (3) a voluntary one-time extraordinary bonus not regarded as a salary item of Ps.10,000, payable in 2 installments of Ps. 5,000 each on January 20, 2017 and February 20, 2017.

We outsource a number of activities related to our business to third party contractors in order to achieve a lower and more flexible cost base, so as not to oversize our structure following works and investments plans that change from year to year and  to provide us with the ability to respond more quickly to changes in our market.. We have contracts with third-party service companies, and counted with 4,045 employees as of December 31, 2016, 2,927 employees as of December 31, 2015 and 1,847 employees as of December 31, 2014. Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that, if conflicted, contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances. As of December 31, 2016, 2015 and 2014 indemnification complaints amounted to Ps. 134 million, Ps. 162 million and Ps. 130 million, respectively. In 2016 indemnification charges decreased in comparison with the previous year  to  Ps.134 million, of which approximately  Ps. 100 million correspond to capital allowances and the balance to cover the costs related to each process. Such amount includes third-party personnel as well as our own personnel’s indemnification costs.

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

Item 7.         Major Shareholders and Related Party Transactions

The following table sets forth information relating to the ownership of our common shares as of the date of this annual report.

	Class(1)	Shares	Percent Ownership
Electricidad Argentina S.A.(2)	A	462,292,111	51.00%
Employee Stock Participation Program	C	1,952,604	0.21%
Public	B	189,798,332	20.94%
ANSES(3)	B	242,999,553	26.81%
Treasury Shares	B	9,412,500	1.04%
Total		906,455,100	100.00%

___________________

(1)   Each class of shares entitles holders to one vote per share.

(2)   All of our Class A common shares have been pledged to the Argentine government to secure our obligations under our concession and cannot be transferred without the prior approval of the ENRE.  See “Item 4. Information on the Company—Business Overview—Our obligations.” Electricidad Argentina S.A. (EASA) is an Argentine corporation wholly owned by Pampa Participaciones S.A.and IEASA.  Pampa Participaciones S.A. holds 0.01% of the voting stock of EASA and IEASA holds the remainder 99.99% of the capital stock of EASA.  Pampa Energía S.A. currently owns, directly and indirectly, 100% of the capital stock of Pampa Participaciones and IEASA.  See “Item 7. Major Shareholders and Related Party Transactions - Acquisition by Central Térmica Loma de la Lata S.A”.

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

All of our shares have the same voting rights. As of December, 31 2016, there was one registered shareholder of our ADSs in the United States and 5,945,042 of our ADSs were outstanding. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are residents. We have no information concerning holders with registered addresses in the United States that hold our shares not represented by ADSs.

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

Acquisition by Central Térmica Loma de la Lata S.A.

On March 29, 2017, EASA approved, ad referendum of the corresponding shareholder resolutions and the corresponding approvals of the controlling entities, the merger by absorption between Central Térmica Loma de la Lata S.A. (“CTLL”), as merging and surviving company, and EASA and IEASA S.A. (“IEASA”) - EASA’s majority shareholder – as the merged/absorbed companies, which will be dissolved without liquidation. Accordingly, the merger plan was approved as well as the merger consolidated income statement. Such companies, CTLL and EASA and IEASA, belong to the same group, Pampa Energía S.A., which is their direct and/or indirect controller.

In accordance with the applicable regulations, EDENOR and EASA informed the ENRE and requested the corresponding authorization. As of the date of this annual report, the merger process was ongoing.

Initial Public Offering

In April 2007, we completed the initial public offering of our Class B ordinary shares in the form of American Depository Shares (ADSs). We and a group of our shareholders sold 18,050,097 ADSs, representing 361,001,940 ordinary Class B common shares, in an offering in the United States and other jurisdictions outside of Argentina, and the Employee Stock Participation Program sold 81,208,416 ordinary class B shares in a simultaneous offering in Argentina. The ADSs are listed on the New York Stock Exchange under the symbol “EDN” and the Class B common shares are listed on the BASE under the same symbol. We received approximately U.S.$ 61.4 million from the initial public offering, before costs. Of this amount, we used approximately U.S.$ 36 million to repurchase some of our Discount Notes due 2014. The remainder of the proceeds from the initial public offering was used to repurchase some of our Fixed Rate Par Notes due 2016 and for capital expenditures. After the initial public offering, our controlling shareholder continues to own 51% of our ordinary shares.

Acquisition by Pampa Energía S.A.  (Formerly Pampa Holding S.A.)

On June 22, 2007, the principal members of Grupo Dolphin, Marcos Marcelo Mindlin, Damián Miguel Mindlin and Gustavo Mariani, and certain other minority investors, signed a stock subscription agreement with Pampa Energía S.A., pursuant to which they agreed to transfer all of the stock of Dolphin Energía and IEASA to Pampa Energía S.A. in exchange for common stock of Pampa Energía S.A. On August 30, 2007, the shareholders of Pampa Energía S.A. approved this transfer of shares, and the CNV and the BASE approved the public offering and listing of its shares in September 2007.  The transaction was consummated on September 28, 2007, and as a result, Pampa Energía S.A. now owns 100% of the capital stock of each of Dolphin Energía and IEASA, which in turn collectively own all of the capital stock of EASA, our controlling shareholder.  The ratio of exchange of common shares of Pampa Energía S.A. and shares of Dolphin Energía and IEASA was determined using the respective averages of the closing prices of Pampa Energía S.A.’s and our shares on the BASE during a 10-trading day period ending on August 15, 2007, taking into account, in the case of shares of Dolphin Energía and IEASA, EASA’s stake in us, the net present value of EASA’s outstanding indebtedness and the net present value of fees to be paid by us to EASA under the Financial Services Agreement dated April 4, 2006 between us and EASA.  See “—Related party transactions—Financial services agreement with EASA.”

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

Long-Term Incentive Plan

In 2017, the “long term incentive plan” addressed to Edenor’s staff was developed with the purpose of keeping and attracting key staff and promoting the highest performance by offering company’s shares to the executive and management levels and other key employees. The plan will be administered and executed by an implementing committee to be composed of three members of the Company’s Executive Committee, which, in April of each year will decide on the implementation of the plan for the respective calendar year and shall issue the corresponding annual granting resolution.

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

RELATED PARTY TRANSACTIONS

Technical Assistance Agreement with EASA

On  April 4, 2006, we entered into a Technical Assistance Agreement with EASA pursuant to which it shall provide us with advisory services, as well as services related to the potential development of new lines of business compatible with our corporate objectives.  The services performed by EASA include providing assistance and advice in respect of our financial performance, our finance management team and our financial decision‑making process, our engagement of financial.

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

Agreement with Comunicaciones y Consumos S.A.

On March 14, 2007 we entered into an agreement with Comunicaciones y Consumos S.A. (CYCSA), an Argentine company wholly owned by Mr. Marcelo Mindlin, pursuant to which we granted CYCSA the exclusive right to provide telecommunication services to our customers through the use of our network in accordance with Federal Decree 764/2000, which contemplates the integration of voice, data and imaging services through the existing infrastructure of electricity distribution companies such as us. Under the terms of this agreement, CYCSA is responsible for all expenses relating to the maintenance and adaptation of our network for use in providing its telecommunications services. The agreement was established with a term validity of ten years as from July 11, 2008, which in November 2008, was extended from ten to twenty years, thus terminating in July 2028.

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

On December 1, 2016, CYCSA ceased to be part of the Pampa Energía economic group.

Agreement with SACME

In the framework of the regulation of the Argentine electric power sector established by Law No. 24,065 and SE Resolution No. 61/92, and after the awarding of the distribution areas of the city and metropolitan area of Buenos Aires to Edenor and Edesur, the bidding terms and conditions of the privatization provided that both companies were required to organize SACME to operate the electric power supervision and control center of the transmission and sub-transmission system that feeds the market areas transferred to those companies. For such purpose, on September 18, 1992 SACME was organized by Edenor and Edesur.

The purpose of SACME is to manage, supervise and control the operation of both the electric power generation, transmission and sub-transmission system in the City of Buenos Aires and the Buenos Aires metropolitan area and the interconnections with the Argentine Interconnection System (SADI), to represent distribution companies in the operational management before CAMMESA, and, in general, to carry out the necessary actions for the proper development of its activities.

The share capital of SACME is divided into 12,000 common, registered non-endorsable shares, of which 6,000 Class I shares are owned by Edenor and 6,000 Class II shares are owned by Edesur.

The operating costs borne by the Company during fiscal year 2016 amounted to Ps. 35.4 million.

Orígenes Seguros de Vida S.A.

                During the process of hiring a compulsory life insurance and after receiving several proposals from insurance companies, our board of directors approved the election of Origenes Seguros de Vida on March 8, 2016, subject to the supervisory committee’s approval.

Item 8.         Financial Information

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

Legal Proceedings

In the normal course of our business, we are a party to lawsuits of various types. Our management evaluates the merit of each claim and assesses its likely outcome, recording an allowance in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated.  At December 31, 2016, we had established provisions in the aggregate amount of Ps. 429.3 million to cover potential losses from such claims and legal proceedings. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

We are not aware of any other contingencies that are reasonably possible and, as of December 31, 2016, there were no losses in excess of the contingencies that we recognized in our Financial Statements as of and for the year ended December 31, 2016.

Proceedings Challenging the Renegotiation of our Concession

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

Breach of Contract Claims

In March 2010 Consumidores Financieros, Asociación Civil Para Su Defensa, a consumers’ association, instituted an action against us and Edesur in the National Court of First Instance in Federal Administrative Claims Tribunal No. 2, Secretariat 3 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 2, Secretería 3) seeking repayment to customers for alleged excess charges over the course of the past ten years. The action is based on three claims.  First, the plaintiffs claim a refund for the percentage payment of VAT over a taxable base they allege was inappropriately increased to include an amount that exceeded our and Edesur’s own payments to the WEM. Second, the plaintiffs claim a refund for charges relating to interest on payments by customers that the plaintiffs claim we and Edesur failed to adjust to reflect the actual number of days the payment was outstanding. Finally, the plaintiffs claim a refund for late payment charges from 2008 onwards calculated at the rate of the tasa pasiva (the interest rate that Banco de la Nación Argentina pays on deposits) in alleged contravention of the Law of Consumer Defense (Ley de Defensa del Consumidor) in April 2008. We have given express directions to our legal advisors to contest the suit and all related claims and, on April 22, 2010, we answered the complaint and filed a motion to dismiss for lack of standing on the part of the plaintiffs, requesting, at such opportunity, that a summons be served upon the Argentine government, the Federal Tax Administration Agency (“AFIP”) and the ENRE as third-party defendants. Although plaintiffs’ opposition to the requested summons has not been resolved, the proceedings were brought to trial, in response to which we filed a motion for reversal with a supplementary appeal.

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

As of December 31, 2016, the provision recorded in relation to the aforementioned compensations amounted to Ps. 52 million, including principal amount and accrued interest. For further information on this legal proceeding, see “Item 4. Business Overview—Fines and penalties.”

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

On November 22, 2013, the Company amended the complaint so as to claim additional damages as a consequence of the Argentine government’s omission to perform the obligations under the Adjustment Agreement. On February 3, 2015, the court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which was answered by the Argentine government.  Subsequently, we informed the court of the issuance by the SE of Resolution No. 32/15 as new event (“hecho nuevo”) under the terms of Section 365 of the Federal Code of Civil and Commercial Procedure. After notice was served, the court rejected the treatment thereof as an “event”, holding the Company liable for costs. The Company filed an appeal, which was admitted “with a delayed effect” (i.e. the Appellate Court will grant or reject the appeal when deciding on the granting or rejection of the appeal against final judgment). On December 4, 2015, we requested the suspension of the procedural time-limits under the terms of section 157 of the Federal Code of Civil and Commercial Procedure, in accordance with the provisions of Resolution No. 32/15 of the SE, notice of which has been served upon the defendant. On February 16, 2016, we reiterated the request due to the revocation of Resolution No. 32/15 of the SE. As of the date of this annual report, the procedural deadlines are suspended until May 17, 2017, as agreed by parties.

The motion to litigate without liability for court fees or costs, which was filed on July 2, 2013, is currently at the end of its discovery period and the period for the parties to submit their arguments on the merits of the evidence produced has begun. At the date of this annual report, the Company had requested the suspension of the procedural time-limits.

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

In May 2012, the Company filed the original minimum presumed income tax return for fiscal period 2011 with no assessed tax amount in the understanding that the payment of the tax for fiscal period 2011 when the Company’s cumulative income tax losses carry forward amounted to Ps. 258 million, violated recognized constitutional guarantees and reflected its lack of payment capacity in relation to the taxes levied on income, such as the minimum presumed income tax. This situation was duly informed to the AFIP.

At the same time, in accordance with the terms of Section 322 of the CPCCN, the Company filed a declaratory judgment action (“acción declarativa de certeza”) with a Federal Court against the Federal Government, AFIP – DGI, with the aim of obtaining a declaratory judgment as to whether or not the minimum presumed income tax related to fiscal period 2011 applied in the sense resolved by the CSJN in the “Hermitage” case on June 15, 2010. In that case, the Supreme Court had declared that this tax was unconstitutional as it was deemed confiscatory.

Subsequently, the Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 7 rejected the action requested by the Company, which decision was ratified by the Court of Appeals.

Faced with this situation, and in order to avoid possible attachments or prohibitions to dispose of property that could affect the normal development of its activities for the provision of the public service, the Company decided to rectify the minimum presumed income tax return for fiscal period 2011 and adhere to the easy payment plan implemented by AFIP General Resolution No. 3,451.

On November 19, 2015, by means of administrative proceedings DJ/36/14 initiated by the AFIP, the Company was accused of and fined for the filing of an inaccurate minimum presumed income tax return for fiscal period 2011.

On December 30, 2015, the Company filed a post-judgment motion for reversal with the tax authority, requesting that the administrative proceedings be revoked, the fine imposed be annulled and the respective records be filed.

Additionally, and as provided for in Law No. 27,260, the fines and other penalties related to substantive obligations accrued as of May 31, 2016 will be automatically waived by operation of the law unless they become final at the date on which the referred to Law came into effect, or the main obligation had been settled as of that date.

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

Under applicable CNV regulations, cash dividends must be paid to shareholders within 30 days of the shareholders’ meeting approving any dividends. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of the authorization of the CNV for the public offering of the shares arising from such dividends. The statute of limitations for any shareholder to receive dividends declared by the shareholders’ meeting is three years from the date in which they have been made available to the shareholder.

Pursuant to the Adjustment Agreement, Edenor cannot make any dividend payments without the ENRE’s prior approval during the period in which Edenor is conducting the RTI.

As from February 2017, by means of ENRE Resolution No. 63/17, the company has no longer regulatory restrictions to make dividend payments. Consequently, we could pay dividends out of our retained earnings, subject to the conditions set forth by the Argentine Corporations Law.

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

On March 29, 2017, through Note No. 125,248 the ENRE established a new methodology for the calculation of fines and penalties, determining that fines must be valued according to the VAD values in effect as of the first day of the semester during which the event giving rise to the penalty occurred or the VAD value in effect as of the day of occurrence of the event in the case of penalties arising from specific events. See “Item 4. Business Overview—Fines and penalties”.

On March 29, 2017, EASA approved, ad referendum of the corresponding shareholder resolutions and the corresponding approvals of the controlling entities, the merger by absorption between Central Térmica Loma de la Lata S.A. (“CTLL”), as merging and surviving company, and EASA and IEASA S.A. (“IEASA”) - EASA’s majority shareholder – as the merged/absorbed companies, which will be dissolved without liquidation. See “Item 7. Major Shareholders and Related Party Transactions”.

On April 18, 2017, our shareholders’ meeting decided not to approve the capital stock reduction at that time. However, if our quarterly negative results for the periods ended on March 31, 2017 and June 30, 2017 exceed 100% of our reserves and more than 50% of our capital stock, our board of directors will convene an extraordinary shareholder’s meeting to reconsider the capital stock reduction.

In 2017, the “long term incentive plan” addressed to Edenor’s staff was developed with the purpose of keeping and attracting key staff and promoting the highest performance by offering company’s shares to the executive and management levels and other key employees. See “Item 7. Major Shareholders and Related Party Transactions”.

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

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Year	High	Low	High	Low
2012	1.65	0.52	7.03	1.71
2013	3.55	0.67	8.79	1.90
2014	8.70	2.32	16.47	4.93
2015	14.55	5.39	19.75	8.90
2016	22.20	9.38	27.98	13.44

The following tables set forth, for the periods indicated, the reported high and low sales prices for our shares on the BASE and the reported high and low sales prices for the ADSs on the NYSE.

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2015
First Quarter	10.90	5.39	18.47	8.90
Second Quarter	10.30	8.20	17.43	12.93
Third Quarter	9.96	8.00	15.03	11.88
Fourth Quarter	14.55	8.40	19.75	12.13

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2016
First Quarter	13.30	10.40	18.74	15.09
Second Quarter	13.15	9.38	17.51	13.44
Third Quarter	14.85	11.40	19.80	15.25
Fourth Quarter	22.20	15.00	27.98	19.84

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2016
November	22.20	18.75	27.90	24.84
December	22.05	19.95	27.98	26.14
2017
January	26.75	21.75	33.79	28.63
February	27.95	24.90	34.95	32.32
March	26.90	24.40	34.80	31.86
April (1)	27.00	26.05	35.37	34.05

(1)Represents the corresponding sale prices from April 1 through April 12, 2017.

MARKETS

Trading on the Buenos Aires Stock Exchange

Trading in the Argentine securities market

                Pursuant to the provisions of the  New Capital Markets Law No. 26,831 (“CML”), the securities market in Argentina is comprised of several markets that require authorization from the CNV to operate (the “Authorized Markets”), including the MERVAL, the Mercado Abierto Electrónico S.A., the Mercado Argentino de Valores S.A., the Mercado de Valores de Córdoba S.A., the Mercado a Término de Rosario S.A., among others.  The CML allows the Authorized Markets to delegate certain of their duties and rights as a market to other qualified entities, as previously authorized by the CNV.  Securities listed on these Authorized Markets include corporate equity and bonds and government securities.

                Prior to the issuance of the CML, the BCBA was the principal and longest-established exchange in Argentina and is currently the fourth largest exchange in Latin America in terms of market capitalization.  The BASE began operating in 1854 and accounted for approximately 95% of all equity trading in Argentina.  In addition, through separate agreements with the BASE, all of the securities listed on the BASE could be listed and subsequently traded on the Córdoba, Rosario, Mendoza, La Plata and Santa Fe exchanges, by virtue of which many transactions originating on these exchanges related to BASE-listed companies and were subsequently settled in Buenos Aires.  With the enactment of the CML, securities listed on the BASE are now listed on the MERVAL.

                Although companies may list all of their capital stock on the MERVAL or any other Authorized Market, controlling shareholders in Argentina typically retain the majority of a company’s capital stock, resulting in a relatively small percentage of active trading of the companies’ stock by the public on any such Authorized Market.

                Argentina’s equity markets have historically been comprised of individual investors, though in the past years, there has been an increase in the level of investment by institutional investors in these markets.  The participation of the Administración Nacional de la Seguridad Social (ANSES) as equity holder in Argentine publicly traded companies after the elimination of the Argentine pension fund system resulted in a decrease in the trading of equity in the MERVAL; however, Argentine fondos comunes de inversión (mutual funds), insurance companies and other institutional investor continue sustaining trading in the MERVAL.  For the year ended December 31, 2016, the MERVAL registered its highest share-trading volume in the last ten years, Ps. 1.33 billion.

                The MERVAL is the largest Authorized Market in Argentina.  Pursuant to Resolution No. 17,501, the CNV authorized the MERVAL to operate as an Authorized Market, and allowed MERVAL to delegate certain of its rights and duties as a market to the BASE, including without limitation, the right to authorize the listing of issuers and securities in the MERVAL, and the right to publish the daily market gazette.

                Trading on the MERVAL is conducted either through the traditional auction system from 11:00 a.m. to 5:00 p.m. on trading days, or through the Sistema Integrado de Negociación Asistida por Computación (Computer-Assisted Integrated Negotiation System, or SINAC).  SINAC is a computer trading system that permits trading in both debt and equity securities and is accessed by brokers directly from workstations located in their offices.  Currently, all transactions relating to listed negotiable obligations and listed government securities can be effectuated through SINAC.  In order to control price volatility, MERVAL imposes a 15-minute suspension on trading when the price of a security registers a variation in price between 10% and 15% and between 15% and 20%.  Any additional 5% variation in the price of a security will result in additional 10-minute successive suspension periods.

                Recently, the shareholders of MERVAL and the BASE entered into a framework agreement to create Bolsas y Mercados Argentinos S.A. for purposes of operating a stock market in accordance with the requirements of the newly enacted CML. The new company will be incorporated as a result of a spin-off of certain assets of MERVAL relating to its stock market business and shall be further capitalized by the BASE. Further, the MERVAL and the BASE entered into a memorandum of understanding with (i) Mercado de Valores de Córdoba S.A., to integrate the stock market of Córdoba into a federal stock market managed by Bolsas y Mercados Argentinos S.A., and (ii) several brokers of the city of Santa Fe, Province of Santa Fe, for them to act within such federal market. On December 29, 2016, the CNV authorized  Bolsas y Mercados Argentinos S.A.

                As of the date of this annual report, the MERVAL is still operating as an Authorized Market, and the BASE is in charge of the rights and duties that MERVAL delegated to it, as authorized by the CNV. This is expected to change when Bolsas y Mercados S.A. starts operating.

Regulation of the Argentine securities market

                The Argentine securities market is regulated and overseen by the CNV, pursuant to  the CML, as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options.  Argentine insurance companies are regulated by a government agency, the Superintendencia de Seguros de la Nación, whereas financial institutions are regulated primarily by the Central Bank.

                In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Caja de Valores S.A. (“Caja de Valores”), a corporation owned by the BASE, MERVAL and certain provincial exchanges.  Caja de Valores is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearing house for securities trading and as a transfer and paying agent for securities transactions.  Additionally, Caja de Valores handles the settlement of securities transactions carried out by the BASE and operates the computerized exchange information system mentioned above.

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

                In order to improve Argentine securities market regulation, the Argentine government issued Decree No. 677/2001 on June 1, 2001, which provided certain guidelines and provisions relating to capital markets transparency and best practices.  Decree No. 677/2001 applied to individuals and entities that participate in the public offering of securities, as well as to stock exchanges.    Further improvements to Argentine securities market regulations were introduced in December 2011 when the Argentine Congress enacted changes to the Argentine Criminal Code to include insider trading as a criminal offense. Also, on November 29, 2012, the Argentine government enacted the CML which revoked law No. 17,811 and Decree No. 677/2001. However, CML incorporated most of the provisions established in those regulations.  In this respect, the following key provisions of Decree No. 677/2001 have been incorporated into the CML, among others:  the definition of the term “security”; corporate governance requirements, including the obligation for publicly-listed companies to have an audit committee composed of three or more members of the board of directors (the majority of which must be independent under CNV regulations); the regulation of market stabilization transactions under certain circumstances; regulation governing insider trading, market manipulation and securities fraud; and the regulation of going-private transaction and acquisitions of voting shares, including controlling stakes in public companies. In addition, the CML included relevant changes for the modernization and future design of the Argentine capital markets, such as granting regulatory powers and resources to the CNV, providing for a mandatory tender offer system and other provisions such as certain requirements for brokers/dealers and other market participants.  These provisions were regulated by the CNV through Resolution No. 622/2013 and further modifications.

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

Our shareholders authorized a capital increase of 83,161,020 common shares on June 7, 2006 composed of 42,412,120 Class A common shares, 32,432,797 Class B common shares and 8,316,102 Class C common shares.  Our Class B common shares have been listed on the BASE since 1995 although they have never been traded effectively on that exchange or any other market. Holders of Class A common shares may convert any Class B common shares they may hold into Class A common shares, on a one−for−one basis, if such conversion would be required to maintain at all times 51% of our outstanding capital stock. Our Class A common shares have been pledged in favor of the Argentine government to secure our obligations under our concession and may not be transferred, not even to shareholders of the same class, without the prior approval of the ENRE.

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

•         a decision in favor of our continuation upon delisting or cancellation of our public offering authorization; or

•         a total or partial recapitalization following a mandatory reduction of our capital or liquidation.

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

Redemption or Repurchase

According to the Capital Markets Law, a “sociedad anónima” may acquire its own shares, provided that the public offering and listing thereof has been authorized, subject to the following terms and conditions and other regulations that may be issued by the CNV. The conditions are:  (a) the shares to be acquired should be fully paid; (b) there shall be a resolution of the board of directors to such effect, (c) the acquisition shall be made out of net profits or voluntary reserves; (d) the total amount of shares acquired by the company, including previously acquired shares, shall not exceed 10% of the capital stock or such lower percentage determined by the CNV. The shares acquired in excess of such limit shall be disposed of within 90 days after the date of the acquisition originating the excess.

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

In 2008, we acquired 9,412,500 Class B treasury shares with a nominal value of Ps. 1. The amount disbursed to acquire these shares totaled Ps. 6.1 million, which was deducted from unappropriated retained earnings of the equity attributable to the owners of the Company at that date. At the date of this annual report, these shares are held as “treasury stock”. We are entitled to reissue these shares at a future date.

On November 18, 2014, we held the general annual meeting which resolved by majority of votes to extend for another three years the term for holding the treasury shares acquired within the scope of Section 68 of Law No. 17,811 (text consolidated by Decree No. 677/01). All the shares issued have been fully paid-in.

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

Notices of Meetings

Notices of shareholders’ meetings are governed by the provisions of Argentine Corporations Law. Furthermore, notice of shareholders’ meetings must be published for five days in the Official Gazette, in an Argentine newspaper of wide circulation and in the bulletin of the BASE, at least 20 but not more than 45 days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If quorum is not available at such meeting, a notice for a second meeting, which must be held within 30 days of the date on which the first meeting was called, must be published for three days, at least eight days before the date of the second meeting. The above−described notices of shareholders’ meetings may be held simultaneously for the second meeting to be held on the same day as the first meeting, only in the case of ordinary meetings and special shareholder’s meetings of a relevant class of shares. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote of shares entitled to vote.

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

Although these recent changes to the Argentine government’s foreign exchange policies allow all individuals free access to the local foreign exchange market, certain restrictions remain, including the following:

•         any proceeds from the sale of foreign currency in the local exchange market that exceeds the equivalent of U.S.$2,500 per month must be credited to a checking or savings account in Pesos at a domestic financial institution; and

•         although the requirement of mandatory inflow and settlement of funds resulting from foreign indebtedness transactions is no longer in effect, the transfer and sale of funds in the local foreign exchange market will be necessary to make any payments of principal or interest through the local foreign exchange market.

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

Dividends Tax

Dividends paid on our class B common shares or ADSs to individuals or undivided estates domiciled in Argentina and non-resident persons (whether individuals or legal entities) are subject to income tax at a 10% rate as a single and final payment (except for dividends paid out in the form of shares or quotas);  additionally, such dividends paid in excess of our taxable accumulated income at the previous fiscal period are subject to withholding at the rate of 35% in respect of the excess portion of the dividends paid. If applicable, the 10% withholding will apply on the amount resulting from subtracting the 35% withholding from the dividends or earnings distribution amount. Both the 10% and the 35% withholdings are subject to the limits set forth by Double Taxation Treaties in force.

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

•    a bank;

•    a life insurance company;

•    a tax-exempt organization;

•    an entity treated as a partnership for U.S. federal income tax purposes, or a partner therein;

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

Dividends

The gross amount of distributions that investors receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid in Argentine Pesos will be included in an investor's income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of the depositary's receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars. A U.S. holder will have a tax basis in such Pesos for U.S. federal income tax purposes equal to the U.S. Dollar value on the date of such receipt. Any subsequent gain or loss in respect of such Pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income from U.S. sources for foreign tax credit purposes. If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a maximum rate of 20% if the dividends are "qualified dividends." Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a "PFIC"). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2016 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2017 taxable year.

Because the common shares are not themselves listed on a U.S. exchange, dividends received with respect to the common shares may not be treated as qualified dividends. U.S. holders of ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

Specified Foreign Financial Assets

Certain U.S. holders that own "specified foreign financial assets" with an aggregate value in excess of USD 50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. "Specified foreign financial assets" include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Investors should consult their own tax advisors concerning the application of these rules to their particular circumstances.

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

As of December 31, 2016, we had no material exposure to interest rate risk because all our outstanding financial debt bore interest at fixed rates. See Note 5.1 of our financial statements for further information. In addition, we had no material exposure to commodity price risk, since they represented a minor part of our operating expenses.

Foreign Currency Risk

Our cash and deposits in U.S.Dollars amounted to U.S.$ 10.2 million as of December 31, 2016.

As of December 31, 2016, the potential loss to Edenor that would result from a hypothetical 10% change in foreign currency exchange rates, after giving effect to the impact of the change on our assets and liabilities denominated in foreign currency as of December 31, 2016, was approximately Ps. 283.9 million, primarily due to the increase in the principal amount of, and debt service payments on, our foreign currency indebtedness.

In 2016, the devaluation of the Peso with respect to the U.S. Dollar reached approximately 20%.

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

Item 15.       Controls and Procedures

a)       Disclosure Controls and Procedures.

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15e of the Securities Exchange Act of 1934 as of December 31, 2016.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation, management, including the chief executive officer and chief financial officer concluded that as of December 31, 2016, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) in Internal Control-Integrated Framework.  Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2016.

The effectiveness of the Company´s internal control over financial reporting as of December 31, 2016 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report, which is included herein.

c)        Attestation Report of the Registered Public Accounting Firm

Reference is made to the report of the Price Waterhouse & Co. S.R.L. on page [F-102] of this annual report.

d)       Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B.    Code of Ethics |

        Our company adopted a code of ethics in May 1999, which applies to all of our employees, including our principal executive, financial and accounting officers. In 2012 and 2015, we reviewed and updated our code of ethics, and we posted a copy of our revised code of ethics on our website at http://www.edenor.com.ar.

Item 16C.    Principal Accountant Fees and Services

Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers network) acted as our independent registered public accounting for the fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012. The chart below sets forth the services rendered to us by Price Waterhouse & Co. S.R.L. and the fees accrued in the last two years for those services (including related expenses), and breaks down these amounts by category of service in Pesos:

	Year ended December 31,
	2016	2015
Audit fees	6,835,163	4,458,634
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	6,835,163	4,458,634

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any affiliated purchaser has engaged in share repurchases during the year ended December 31, 2016.

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

The CNV’s Regulations, specifically Article 11 of Section III, Chapter III, Title II I, indicate the criteria for establishing independence of a director. They provide that any director who does any of the following is not independent:

(i)              Is a member of the board of directors of or employee of any of the shareholders with material holdings[2] in the company or of other companies whose shareholders have direct or indirect material holdings;

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

Law No. 26,831 (Capital Market’s Law) requires Edenor to provide governance-related information in the annual reports to the CNV, including information relating to the decision- making organization (corporate governance), the company’s internal control system, norms for director and management compensation, and any other compensation system applying to board members and managers. All relevant information provided by the Company to the CNV is sent through the CNV’s electronic financial reporting database and may be viewed by the public on the CNV website.

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

Under Argentine law there is no requirement that companies adopt a code of conduct. Nonetheless, our company adopted a code of ethics in 1999, which applies to all of our employees, including our principal executive, financial and accounting officers. In 2012 and 2015 we reviewed and updated our code of ethics.

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

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima
By: /s/ Leandro Carlos Montero
Name: Leandro Carlos Montero Title: Chief Financial Officer

Date: April 28, 2017

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

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

Management conducted an evaluation of the effectiveness of Edenor S.A.’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013. Based on such evaluation, Management concluded that the Edenor S.A.’s internal control over financial reporting was effective as of December 31, 2016. The effectiveness of Edenor S.A.’s internal control over financial reporting as of December 31, 2016 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which accompanies this report.

Date: March 8, 2017

                                   /s/ RicardoTorres
Name: Ricardo Torres
 Title: Chief Executive Officer

Date: March 8, 2017

               /s/ Leandro Carlos Montero
Name: Leandro Carlos Montero
 Title: Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

In our opinion, the accompanying statements of financial position and the related statements of comprehensive (loss) income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter, Edenor S.A.) as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Autonomous City of Buenos Aires, March 8, 2017.

/s/ PRICE WATERHOUSE & CO. S.R.L.

R. Sergio Cravero (Partner)

CONTENTS

Legal Information		1
Statement of Financial Position		2
Statement of Comprehensive Income		4
Statement of Changes in Equity		6
Statement of Cash Flows		7

Notes to the Financial Statements:
1 |	General information	9
2 |	Regulatory framework	11
3 |	Basis of preparation	26
4 |	Accounting policies	27
5 |	Financial risk management	41
6 |	Critical accounting estimates and judgments	49
7 |	Interest in joint venture	52
8 |	Contingencies and lawsuits	52
9 |	Property, plant and equipment	58
10 |	Financial instruments	60
11 |	Other receivables	63
12 |	Trade receivables	64
13 |	Financial assets at fair value through profit or loss	65
14 |	Financial assets at amortized cost	65
15 |	Inventories	65
16 |	Cash and cash equivalents	66
17 |	Share capital and additional paid-in capital	66
18 |	Allocation of profits	67
19 |	Trade payables	68
20 |	Other payables	68
21 |	Deferred revenue	69
22 |	Borrowings	69
23 |	Salaries and social security taxes payable	71
24 |	Benefit plans	72
25 |	Income tax and tax on minimum presumed income / Deferred tax	74
26 |	Income tax / Tax on minimum presumed income payable, net	76
27 |	Tax liabilities	77
28 |	Leasings	77
29 |	Provisions	78
30 |	Revenue from sales	78
31 |	Expenses by nature	79
32 |	Other operating expense, net	80
33 |	Net financial expense	80
34 |	Basic and diluted (loss) earnings per share	81
35 |	Related-party transactions	81
36 |	Trust for the Management of Electric Power Transmission Works	84
37 |	Electric works Arrangement - Agreement for the supply of electric power to Mitre and Sarmiento railway lines	85
38 |	Construction works - San Miguel and San Martín Transformer Centers	85
39 |	Agreement for the execution of works - La Matanza Municipality	85
40 |	Request for Removal of facilities to carry out expansion works in Jorge Newbery Airport Southern Head Station	86
41 |	Merger process – EMDERSA HOLDING S.A.	86
42 |	Safekeeping of documentation	86
43 |	Ordinary and Extraordinary Shareholders’ Meeting	87
44 |	Share-based Compensation Plan	87
45 |	Events after the reporting period	87

Independent Auditors’ Report

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial Statements.

Terms	Definitions
AFIP	Federal Administration of Public Revenue
ANAC	National Civil Aviation Administration
ANSES	National Social Security Administration
AySA	Agua y Saneamientos Argentinos S.A.
BICE	Banco de Inversión y Comercio Exterior
BNA	Banco de la Nación Argentina
BST	Banco de Servicios y Transacciones
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPCCN	Federal Code of Civil and Commercial Procedure of Argentina
CSJN	Supreme Court of Justice of Argentina
CYCSA	Comunicaciones y Consumos S.A.
DGI	General Tax Bureau
EASA	Electricidad Argentina S.A.
Edenor S.A	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur S.A	Empresa Distribuidora Sur S.A.
ENARSA	Energía Argentina S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FNEE	National Fund of Electricity
FOCEDE	Fund for Electric Power Distribution Expansion and Consolidation Works
FOTAE	Trust for the Management of Electricity Power Transmission Works
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Argentine governmental regulatory agency of corporations
LVFVD	Sale Settlements with Maturity Dates to be Determined
MEM	Wholesale Electricity Market
MEyFP	Economy and Public Finance Ministry
MEyM	Energy and Mining Ministry
MMC	Cost Monitoring Mechanism
MPFIPyS	Ministry of Federal Planning, Public Investment and Services
OSV	Orígenes Seguros de Vida S.A.
PEN	Federal Executive Power
PESA	Pampa Energía S.A.
PISA	Pampa Inversiones S.A.
PUREE	Program for the Rational Use of Electric Power
PYSSA	Préstamos y Servicios S.A.
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
SEC	Securities and Exchange Commission
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
SUSS	Single Social Security System
TERI	Study, Review and Inspection of Works in Public Spaces Fees
VAD	Distribution Added Value
VRD	Debt Securities

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

Legal address: Maipú 1, City of Buenos Aires

Main business of the parent company:  Investment in Edenor S.A.’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.54%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2016

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 17)

Common, book-entry shares, face value 1 and 1 vote per share

Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)    Includes 9,412,500 treasury shares as of December 31, 2016 and 2015.

(2)    Relates to the Employee Stock Ownership Program Class C Shares that have not been transferred.

Edenor S.A.

Statement of Financial Position

as of December 31, 2016 and 2015

(Stated in thousands of pesos)

	Note	12.31.16	12.31.15
ASSETS
Non-current assets
Property, plant and equipment	9	11,196,990	8,885,789
Interest in joint ventures	7	435	433
Deferred tax asset	25	1,019,018	50,048
Other receivables	11	50,492	153,777
Financial assets at amortized cost	14	44,429	-
Financial assets at fair value through profit or loss	13	-	23,567
Total non-current assets		12,311,364	9,113,614

Current assets
Inventories	15	287,810	134,867
Other receivables	11	179,308	1,079,860
Trade receivables	12	3,901,060	963,005
Financial assets at fair value through profit or loss	13	1,993,915	1,560,434
Financial assets at amortized cost	14	1,511	-
Derivative financial instruments		-	197
Cash and cash equivalents	16	258,562	128,952
Total current assets		6,622,166	3,867,315
TOTAL ASSETS		18,933,530	12,980,929

Edenor S.A.

Statement of Financial Position

as of December 31, 2016 and 2015 (continued)

(Stated in thousands of pesos)

	Note	12.31.16	12.31.15
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	17	897,043	897,043
Adjustment to share capital		397,716	397,716
Additional paid-in capital		3,452	3,452
Treasury stock	17	9,412	9,412
Adjustment to treasury stock		10,347	10,347
Legal reserve		73,275	-
Opcional reserve		176,061	-
Other reserve		20,346	-
Other comprehensive loss		(37,172)	(42,253)
Accumulated losses		(1,188,648)	249,336
TOTAL EQUITY		361,832	1,525,053

LIABILITIES
Non-current liabilities
Trade payables	19	232,912	224,966
Other payables	20	5,103,326	2,391,878
Borrowings	22	2,769,599	2,460,975
Deferred revenue	21	199,990	153,816
Salaries and social security payable	23	94,317	80,039
Benefit plans	24	266,087	204,386
Tax liabilities	27	680	1,922
Provisions	29	341,357	259,573
Total non-current liabilities		9,008,268	5,777,555
Current liabilities
Trade payables	19	6,821,061	4,475,427
Other payables	20	134,759	151,674
Borrowings	22	53,684	48,798
Deferred revenue	21	764	764
Salaries and social security payable	23	1,032,187	733,131
Benefit plans	24	33,370	28,291
Tax payable	26	155,205	16,332
Tax liabilities	27	1,244,488	153,415
Provisions	29	87,912	70,489
Total current liabilities		9,563,430	5,678,321
TOTAL LIABILITIES		18,571,698	11,455,876

TOTAL LIABILITIES AND EQUITY		18,933,530	12,980,929

The accompanying notes are an integral part of the Financial Statements.

Edenor S.A.
Statement of Comprehensive (Loss)/Income
for the years ended December 31, 2016, 2015 and 2014
(Stated in thousands of pesos)

	Note	12.31.16	12.31.15	12.31.14

Revenue	30	13,079,609	3,802,162	3,598,376
Electric power purchases		(6,060,333)	(2,021,981)	(1,878,088)
Subtotal		7,019,276	1,780,181	1,720,288
Transmission and distribution expenses	31	(6,147,214)	(3,153,664)	(2,825,062)
Gross loss		872,062	(1,373,483)	(1,104,774)

Selling expenses	31	(1,616,696)	(832,806)	(657,909)
Administrative expenses	31	(1,162,325)	(706,091)	(496,762)
Other operating expense, net	32	(376,020)	(422,546)	(265,505)
Gain from interest in joint ventures		2	1	5
Operating loss before income from provisional remedies, higer costs recognition and SE Resolution 32/15		(2,282,977)	(3,334,925)	(2,524,945)

Recognition of income – provisional remedies – MEyM Note 2016-04484723	2c)VIII	1,125,617	-	-
Income recognition on account of the RTI - SE Resolution 32/15	2c)VII	419,732	5,025,114	-
Higher cost recognition – SE Resolution 250/13 and subsequent Notes	2c)IV	81,512	551,498	2,271,927
Operating (loss) profit		(656,116)	2,241,687	(253,018)

Financial income	33	196,754	96,225	235,534
Financial expenses	33	(1,444,882)	(450,016)	(592,013)
Other financial results	33	(27,466)	(561,723)	(324,575)
Net financial expense		(1,275,594)	(915,514)	(681,054)
(Loss) profit before taxes		(1,931,710)	1,326,173	(934,072)

Income tax	25	743,062	(183,730)	154,356
(Loss) profit for the period		(1,188,648)	1,142,443	(779,716)

Edenor S.A.

Statement of Comprehensive (Loss)/Income

for the years ended December 31, 2016, 2015 and 2014 (continued)

(Stated in thousands of pesos)

	Note	12.31.16	12.31.15	12.31.14
Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	24	7,817	(3,678)	(17,823)
Tax effect of actuarial loss profit on benefit plans		(2,736)	1,287	6,238
Total other comprehensive results		5,081	(2,391)	(11,585)

Comprehensive income for the year attributable to:
Owners of the parent		(1,183,567)	1,140,052	(791,301)
Non-controlling interests		-	-	-
Comprehensive (loss) profit for the year		(1,183,567)	1,140,052	(791,301)

Basic and diluted earnings (loss) profit per share:
Basic and diluted earnings (loss) profit per share	34	(1.33)	1.27	(0.87)

The accompanying notes are an integral part of the Financial Statements.

Edenor S.A.
Statement of Changes in Equity
for the years ended December 31, 2016, 2015 and 2014
(Stated in thousands of pesos)

	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Legal reserve	Opcional reserve	Other reserve	Other comprehesive loss	Accumulated deficit	Total equity
Balance at December 31, 2013	897,043	397,716	9,412	10,347	3,452	-	-	-	(28,277)	(113,391)	1,176,302
Loss for the year	-	-	-	-	-	-	-			(779,716)	(779,716)
Other comprehensive loss for the year	-	-	-	-	-	-	-		(11,585)		(11,585)
Balance at December 31, 2014	897,043	397,716	9,412	10,347	3,452	-	-	-	(39,862)	(893,107)	385,001

Profit for the year	-	-	-	-	-	-	-		-	1,142,443	1,142,443
Other comprehensive loss for the year	-	-	-	-	-	-	-		(2,391)	-	(2,391)
Balance at December 31, 2015	897,043	397,716	9,412	10,347	3,452	-	-	-	(42,253)	249,336	1,525,053
Ordinary and Extraordinary Shareholders’ Meeting held on 04.28.2016 (Note 43)	-	-	-	-	-	73,275	176,061	-	-	(249,336)	-
Other reserve constitution - Share-bases compensation plan (Note 44)	-	-	-	-	-	-	-	20,346	-	-	20,346
Loss for the year	-	-	-	-	-	-	-	-	-	(1,188,648)	(1,188,648)
Other comprehensive results for the year	-	-	-	-	-	-	-		5,081	-	5,081
Balance at December 31, 2016	897,043	397,716	9,412	10,347	3,452	73,275	176,061	20,346	(37,172)	(1,188,648)	361,832

The accompanying notes are an integral part of the Financial Statements.

Edenor S.A.
Statement of Cash Flows
for the years ended December 31, 2016, 2015 and 2014
(Stated in thousands of pesos)

			12.31.15	12.31.14
	Note	12.31.16	(restated)	(restated)
Cash flows from operating activities
(Loss) Profit for the period		(1,188,648)	1,142,443	(779,716)

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	31	351,582	281,407	237,639
Loss on disposals of property, plants and equipments	32	40,466	3,513	959
Net accrued interest	33	1,244,911	333,674	340,970
Exchange difference	33	417,708	894,773	427,896
Income tax	25	(743,062)	183,730	(154,356)
Allowance for the impairment of trade and other receivables, net of recovery	31	227,692	24,084	19,692
Adjustment to present value of receivables	33	(2,884)	(5,387)	(8,128)
Provision for contingencies	32	151,047	226,449	75,417
Other expenses - FOCEDE	32	14,653	59,563	97,701
Changes in fair value of financial assets	33	(404,173)	(323,610)	(67,591)
Accrual of benefit plans	31	105,405	89,254	51,425
Gain from interest in joint ventures		(2)	(1)	(5)
Higher cost recognition – SE Resolution 250/13 and subsequent Notes		(81,512)	(551,498)	(2,271,927)
Income recognition on account of the RTI - SE Resolution 32/15		(419,732)	(495,516)	-
Recognition of income – provisional remedies – MEyM Note 2016-04484723	2c)VIII	(1,125,617)	-	-
Net gain from the repurchase of Corporate Bonds	33	(42)	-	(44,388)
Income from non-reimbursable customer contributions	32	(764)	(764)	-
Other reserve constitution - Share bases compensation plan	44	20,346	-	-
Changes in operating assets and liabilities:
(Increase) in trade receivables		(2,973,819)	(40,557)	(55,276)
Decrease in other receivables		1,063,480	375,620	(134,708)
(Increase) in inventories		(152,943)	(60,898)	9,883
Increase in deferred revenue		46,938	45,490	76,187
Increase in trade payables		2,780,940	911,880	2,446,523
Increase in salaries and social security payable		313,334	139,663	226,689
Decrease in benefit plans		(30,809)	(21,177)	(11,017)
Increase (Decrease) in tax liabilities		990,223	(140,955)	(28,704)
Increase (Decrease) in other payables		2,338,437	(62,125)	262,316
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)		-	25,612	482,929
Decrease in provisions	29	(51,840)	(32,550)	(33,042)
Net cash flows generated by operating activities		2,931,315	3,002,117	1,167,368

Edenor S.A.
Statement of Cash Flows
for the years ended December 31, 2016, 2015 and 2014 (continued)
(Stated in thousands of pesos)

			12.31.15	12.31.14
	Note	12.31.16	(restated)	(restated)
Cash flows from investing activities
Payment of property, plants and equipments		(2,474,600)	(2,095,532)	(1,400,140)
Net (payment for) collection of purchase / sale of financial assets at fair value		89,120	(1,012,037)	(64,625)
Collection of receivables from sale of subsidiaries		11,975	4,272	2,976
Net cash flows used in investing activities		(2,373,505)	(3,103,297)	(1,461,789)

Cash flows from financing activities
Payment of principal on loans		-	-	(424)
Payment of interest on loans	22	(265,950)	(172,923)	(155,251)
Proceeds from PP&E mutuum		-	-	100,000
Proceeds from Salaries mutuum		-	214,894	280,622
Repurchase of corporate notes	22	(4,866)	-	-
Payment of redemption on corporate notes	22	(221,846)	-	-
Net cash flows (used in) / generated by financing activities		(492,662)	41,971	224,947

Increase (Decrease) in cash and cash equivalents		65,148	(59,209)	(69,474)

Cash and cash equivalents at the beginning of year	16	128,952	179,080	243,473
Exchange differences in cash and cash equivalents		64,462	9,081	5,081
Increase (Decrease) in cash and cash equivalents		65,148	(59,209)	(69,474)
Cash and cash equivalents at the end of the period	16	258,562	128,952	179,080

Supplemental cash flows information
Non-cash activities

Financial costs capitalized in property, plants and equipments	9	(189,656)	(255,932)	(123,861)

Acquisitions of property, plant and equipment through increased trade payables		(205,756)	(166,763)	(144,833)

(Decrease) from offsetting of PUREE-related liability against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)		-	10,619	(574,010)

Increase from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)		-	158,081	(2,218,424)

Decrease from offset of other liabilities with CAMMESA for loans for consumption (Mutuums) granted for higher salary costs (SE Resolution 32/15)		-	(495,516)	-

Amounts received from CAMMESA through FOCEDE		-	723,616	100,000

Decrease in financial assets at fair value from repurchase of Corporate Bonds		-	-	91,638

Acquisitions of property, plant and equipment through increased FOTAE debt		-	-	(32,939)

The accompanying notes are an integral part of the Financial Statements.

Note 1 |    General information

History and development of the Company

Edenor S.A. was organized on July 21, 1992 by Decree No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of Edenor S.A. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the PEN.

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

The Company’s economic and financial situation

In fiscal year 2016, the Company recorded, as it did in fiscal years 2012, 2013 and 2014, negative operating and net results, thus deteriorating once again its economic and financial situation, which had temporarily improved in 2015 as a consequence of the issuance by the SE of Resolution No. 32/15, which addressed the need for the adjustment of the distribution companies’ resources and considered that the adoption of urgent and interim measures was necessary in order to maintain the normal provision of the public service, object of the concession.

This imbalance in the business equation was caused by the delay in the compliance with certain obligations under the Adjustment Agreement, especially with regard to both the recognition of the semiannual rate adjustments resulting from the MMC, and the carrying out of the RTI, mitigated by the adoption of certain interim measures.

In line with the above-described situation, on December 16, 2015, the PEN issued Executive Order No. 134, which declared the state of emergency in the country’s electricity sector and authorized the MEyM to implement a plan of action for the generation, transmission and distribution of electricity at national level and guarantee the provision of the electricity public service under adequate economic and technical conditions.

As part of the measures aimed at the restructuring of the electricity sector, in January 2016, the MEyM issued Resolutions Nos. 6 and 7 and the ENRE its Resolution No. 1 (hereinafter the “Resolutions”), which approved a new electricity rate system that reflects the new generation cost and seeks to partially adjust the Distribution companies’ revenue in order for them to be able to cover their operating costs and make investments. This new electricity rate system protects those sectors that cannot afford the full cost of the service through the creation of a “Social Tariff” and special tariffs for public welfare entities, is accompanied by a program aimed at reducing the consumption of electricity and provides for the billing of electricity consumption on a monthly basis in order to soften the impact of the increases on customers.

At the same time, the aforementioned MEyM Resolution No. 7/16 repealed SE Resolution No. 32/15, pursuant to which the government grant mentioned in the first paragraph of this Note had been granted, and instructed the ENRE to take all the necessary steps to conclude the RTI before December 31, 2016. In this regard, the ENRE issued the Resolution that approved the program for the Review of the distribution tariff, establishing the criteria and methodologies for the process. As a result, on October 28, 2016, the public hearing necessary to define the electricity rate schedule for the next period was held and the new electricity rate schedule, effective as from February 1, 2017, was issued (Note 2.c).III).

Despite these advances, as from May 2016, different courts granted provisional remedies ordering the temporary suspension of the Resolutions in all the Province of Buenos Aires.

Subsequently, and as a consequence of the judgment passed by the CSJN on September 6, 2016 in the “Abarca” case, whereby the provisional remedy granted by Division II of the Federal Appellate Court of La Plata (Note 2.c).VIII) was revoked, the MEyM through Resolution No. 197/16, and the ENRE by means of Resolution No. 523/16 set forth the modality of payment of the debt with the MEM for energy purchases, as well as the customer billing methodology, including the treatment to be given to the unpaid retroactive amounts as a consequence of the aforementioned provisional remedy.

Furthermore, with regard to the economic effects of the provisional remedies that affected La Matanza and Pilar jurisdictions, which suspended the application of MEyM Resolutions Nos. 6 and 7/16 and ENRE Resolution No. 1/16, the MEyM instructed CAMMESA to issue credit notes for the effects of the aforementioned provisional remedies.

In that regard, the Company has absorbed the higher costs associated with the provision of the service and complied with the execution of the investment plan and the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service in a satisfactory manner in terms of quality and safety, which, in a context of constant increase in the demand for electricity, has deteriorated the Company’s economic and financial equation over all these years.

As a consequence of that which has been mentioned in this Note, as of December 31, 2016 the negative working capital amounts to $ 2.9 billion, which includes the amount owed to CAMMESA for $ 1.8 billion plus interest accrued as of December 31, 2016, in respect of which the Company has submitted a payment plan proposal based on available and projected cash flows. At the date of issuance of these financial statements, no reply from CAMMESA has yet been received.

In spite of this scenario, considering the application of the RTI as from February 1, 2017, the Company’s Board of Directors is optimistic that the new electricity rates will result in the Company’s operating once again under a regulatory framework with clear and precise rules, which will make it possible not only to cover the operation costs, afford the investment plans and meet debt interest payments, but also to deal with the impact of the different variables that affect the Company’s business.

Note 2 |    Regulatory framework

a)  General

The Company is subject to the regulatory framework provided under Law No. 24,065, the Concession Agreement, and the regulations issued by the ENRE.

The ENRE is empowered to approve and control tariffs, and control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the Concession Agreement.

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

If the Company repeatedly fails to comply with the obligations assumed in the Concession Agreement, the grantor of the concession will be entitled to foreclose on the collateral granted by the majority shareholders by means of the pledge of the Class A shares and sell them in a Public Bid. This, however, will not affect the continuity of the Holder of the concession (Note 5.4).

Furthermore, the Concession Agreement may be rescinded in the event of the Distribution Company’s undergoing bankruptcy proceedings. Additionally, if the Grantor of the Concession fails to discharge his obligations in such a manner that the Distribution Company is prevented from providing the Service or the Service is severely affected on a permanent basis, the Distribution Company may request, after demanding the regularization of such situation in a term of 90 days, that the agreement be rescinded. At the date of issuance of these financial statements, there have been no events of non-compliance by the Company that could be regarded as included within the scope of this situation.

b)  Concession

The term of the concession is 95 years, which may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years each. At the end of each management period, the Class “A” shares representing 51% of the capital stock of Edenor S.A., currently held by EASA, must be offered for sale through a public bidding.  If EASA makes the highest bid, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if EASA is not the highest bidder, then the bidder who makes the highest bid shall pay EASA the amount of the bid in accordance with the conditions of the public bidding.  The proceeds from the sale of the Class “A” shares will be delivered to EASA after deducting any amounts receivable to which the Grantor of the concession may be entitled. The first management period will end at the conclusion of the tariff period commenced on February 1, 2017 (5 years).

The Company has the exclusive right to render electric power distribution and sales services within the concession area to all the customers who are not authorized to obtain their power supply from the MEM, thus being obliged to supply all the electric power that may be required in due time and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession.

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

Moreover, on December 16, 2015, by Executive Order No. 134/15, the country’s electricity sector was declared in a state of emergency. The declaration of the state of emergency and the measures to be adopted as a consequence thereof, as indicated in Section 2 of the aforementioned Executive Order, will remain in effect until December 31, 2017.

In this regard, the MEyM is instructed to prepare, launch and implement a plan of action for the electricity generation, transmission and distribution segments at national level with the aim of adjusting the quality and safety of the electricity supply and guaranteeing the provision of the electricity public service under adequate economic and technical conditions.

c)  Electricity rate situation

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

The payment term of the penalties imposed by the ENRE, which are described in paragraph vii) above, is 180 days after the approval of the RTI in 14 semiannual installments. Those discounts have been early made as from December 2015 (Note 2.e).iii).

Said agreement was ratified by the PEN by means of Executive Order No. 1,957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007.  The aforementioned agreement stipulated the terms and conditions that, upon compliance with the other procedures required by the regulations, would be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of the public service of electric power distribution and sale within the federal jurisdiction, between the PEN and the holder of the concession.

II.          Breach of Adjustment Agreement

With the aim of ensuring the viability of the electricity supply continuity, safety and quality, the Adjustment Agreement provided for the creation of a Temporary Tariff Structure (RTT), pursuant to which the increase in the Company’s costs would be recognized -during the period the RTT remained in effect- on a semiannual basis by means of the cost monitoring mechanism (MMC), and laid down the conditions for the RTT. That mechanism was only applied in the first three six-month periods, after which the Federal Government (through its different agencies) systematically failed to comply with the obligations assumed.

By means of MEyM Resolutions Nos. 6 and 7/16, and as from February 1, 2016, the current electricity rate schedule of Distribution companies is readjusted within the framework of the Temporary Tariff Structure, which is the adjustment of the existing electricity rate schedule by applying thereto the semiannual readjustment that was pending.

Additionally, the aforementioned MEyM Resolution No. 7/16 instructs the ENRE to carry out the RTI.

Finally, by means of ENRE Resolution No. 63/17 dated January 31, 2017, Note 2.c).III, the electricity rate schedule resulting from the RTI process, which will be applied by the Company as from February 1, 2017, is approved.

III.        Tariff Structure Review

Due to the aforementioned non-compliance, in June 2013, the Company filed a complaint against the Federal Government claiming full compliance with the Adjustment Agreement and compensation for damages due to the non-compliance with the commitments stipulated therein. The complaint was amended so as to extend it in November 2013.

Although in the last years, the Grantor of the Concession adopted palliative measures –previously described in this Note 2.c), to allow for the operations to continue, such measures were partial and considered neither all the variables nor the essential elements of the rights and obligations deriving from the Concession Agreement.

Therefore, by means of MEyM Resolution No. 7/16, SE Resolution No. 32/15 was repealed and the ENRE was instructed to adopt measures, within its field of competence, to finish the RTI.

To that end, on April 1, 2016, the ENRE issued Resolution No. 55/16, which approved the program for the Review of the distribution tariff, which was carried out in 2016.

On September 5, 2016, the Company submitted its electricity rate schedule proposal for the next five years. For the purposes of the rate proposal, the Company:

(i)            determined the capital base using for such purpose the depreciated Net Realizable Value (NRV) method;

(ii)           submitted the 2017-2021 Investment Plan;

(iii)          submitted a detail of the operating expenses; and

(iv)          submitted all other data requested by the Regulatory Authority.

In accordance with the Work Plan and schedule duly fixed by the ENRE, on October 28, 2016, the public hearing was held as a preliminary step to define the electricity rate schedule for the next period.

Finally, on January 31, 2017, the ENRE issued Resolution No. 63/17, pursuant to which it determined the definitive Electricity Rate Schedules, the review of costs, the required quality levels, and all the other rights and obligations that are to be applied and complied with by the Company as from February 1, 2017. The above-mentioned regulation was adapted by the ENRE by means of the issuance of Resolutions Nos. 81/17, 82/17, and 92/17, and Note No. 124,898.

The aforementioned Resolution states that the ENRE, as instructed by the MEyM, shall limit the increase in the VAD resulting from the RTI process and applicable as from February 1, 2017, to a maximum of 42%, as compared to the VAD in effect at the date of issuance of the aforementioned resolution, with the remaining value of the new VAD being applied in two stages, the first of them in November 2017 and the last one in February 2018. Additionally, the ENRE shall recognize and allow the Company to bill the VAD difference arising as a consequence of the gradual application of the tariff increase recognized in the RTI in 48 installments as from February 1, 2018, which will be incorporated into the VAD’s value resulting as of that date.

Notwithstanding the above, at the date of issuance of these financial statements, the definitive treatment to be given, by the MEyM, to all those unresolved issues resulting from the non-compliance with the Adjustment Agreement, including the remaining balances and other effects caused by the partial measures adopted, has yet to be defined.

These issues, among other, are the following:

i)       the treatment to be given to the remaining balances of the amounts received for the fulfillment of the Investment Plan through the loans for consumption (mutuums) granted to cover the insufficiency of the funds deriving from the FOCEDE;

ii)      the treatment to be given to the funds disbursed by the Company for the fulfillment of the Investment Plan, not included in i) above;

iii)     the conditions for the settlement of the balance outstanding with CAMMESA at the date of issuance of SE Resolution No. 32/15, for which purpose the Company has submitted a payment plan;

iv)     the treatment to be given to the Penalties and Discounts whose payment/crediting is pending.

IV.          PUREE – MMC

By means of SE Resolution 250, dated May 7, 2013, and subsequent Notes, the SE:

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

c)   Authorized the Company to offset until December 2014 the debt indicated in paragraph b) against and up to the amount of the receivable established in paragraph a), including interest, if any, on both amounts.

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

As of December 31, 2016, the Company recognized a total of $ 74 million for this concept, which is disclosed in the Higher costs recognition – SE Resolution No. 250/13 and Subsequent notes line item of the Statement of Comprehensive Income

Pursuant to MEyM Resolution No. 7/16, as from February 1, 2016 the PUREE is cancelled and the Stimulus Plan, a system that rewards energy-saving efforts and results in a reduction of the wholesale electricity Seasonal Price, comes into effect.

V.            ENRE Resolution No. 347/12

On November 23, 2012, the ENRE issued Resolution No. 347, pursuant to which distribution companies were authorized, as from the issuance thereof, to include in the bills a fixed amount for small-demand (T1) customers and a variable amount for medium and large-demand (T2 and T3) customers, to be calculated on a percentage of power charges.

As established in such Resolution, on November 29, 2012, the Company, in its capacity as Trustor, and Nación Fideicomisos S.A., as Trustee, entered into a private Financial and Management Trust Agreement, whereby the Company, as settlor of the trust, agreed to assign and transfer to the Trustee the fixed amounts set forth by ENRE Resolution No. 347/12 that are effectively collected, which will constitute the trust assets. Such agreement was ratified and approved by the Company’s Board of Directors on December 11, 2012.

Additionally, it was agreed that Nación Fideicomisos S.A., in its capacity as trustee, will issue VRD to be offered to the market and issued in accordance with the public offering system authorized by the CNV, for a nominal value of up to $ 312.5 million. The proceeds will be used to pay the Company’s investment plan.

On July 4, 2013, VRDs for $ 250 million were issued through a private placement. A subsequent public offering of these debt securities, with the possibility of being paid-in in kind is estimated. The VRD will accrue interest at the private Badlar rate plus a spread of 4% and will be amortized in 5 years with increasing installments.

In this regard, said agreement stipulated that payment obligations under the VRD would be solely and exclusively the obligations of Nación Fideicomisos S.A. (to the extent that the trust assets were sufficient) and would not imply in any way whatsoever any guarantee or recourse against the Company, which in no case would be liable for the non-payment, whether total or partial, of any amount owed under the VRD or any other concept contemplated by the Trust Agreement duly signed. Moreover, and in view of the fact that the only income of the trust derived from the Company’s contributions and, also, that the VRD accrued interest that was paid with the trust assets, the Company has decided to recognize the trust’s net financial charges as other operating expense, which amounted to $ 14.7 million and $ 59.6 million in 2016 and 2015, respectively.

By MEyM Resolution No. 7/16, the SE is instructed to direct the Execution Committee of the Trusts to discontinue the transfers of resources to the Company, in the name and to the order of the Unified Fund of Law No. 24,065, as well as to adopt the necessary measures to terminate the trusts.

Finally, on January 29, 2016, by Resolution No. 2, the ENRE resolved to discontinue as of January 31, 2016 the current trust mechanism for the management of the funds resulting from the application of ENRE Resolution No. 347/12, and instructed the Company to open a checking account for the deposit of the funds that will be received as from February 1, 2016 from the application of the fixed amount to afford the investments approved by the ENRE. Additionally, the Company is required to submit to the ENRE a Works Plan, identifying which works of such Plan will be financed with the funds received.

In this regard, and according to the provisions of ENRE Resolution No. 2/16, on June 23, 2016 the Company received $ 86.3 million as reimbursement for the amounts duly transferred to the FOCEDE. On July 20, 2016, the aforementioned trust was formally terminated and liquidated.

VI.          Loans for consumption (mutuums) and assignments of secured receivables

Due to the delay in obtaining the RTI, the Company lacked the necessary conditions to come to the financial market to make up the deficit of both its operations and the investment plans necessary to maintain the quality of the service, object of the concession. In order to deal with this situation, the Company has obtained from the Federal Government a series of measures such as the issuance of SE Resolution No. 250/13 (Note 2.c).IV) and ENRE Resolution No. 347/12 (Note 2.c).V), and the granting of loans for consumption (mutuums) to help it cope with its cash needs for specific purposes.

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

As instructed by MEyM Resolution No. 7/16, as from February 1, 2016 CAMMESA suspended all the effects of the loans for consumption (mutuums) agreements entered into, as well as the transfers of resources to Distribution companies on behalf and to the order of the FOCEDE. As previously mentioned, the new Works Plan will be exclusively financed with the funds collected from users.

The Loans for consumption (Mutuums) granted until the issuance of MEyM Resolution No. 7/16 are detailed below:

Extraordinary Investment Plan - Temporary insufficiency of the revenue deriving from the FOCEDE:

Due to the measures adopted by the Ministry of Planning and the fact that the FOCEDE’s funds were insufficient to cover the estimated disbursements under the Investment Plan, the Company has requested of the respective authorities that it be provided with funding assistance, which has been called Extraordinary Investment Plan.

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

In fiscal year 2015, the loan for consumption (mutuum) agreement was extended, as instructed by the SE to CAMMESA, for an additional amount of $ 2.3 billion.

As of December 31, 2016, the debt related to this concept amounts to $ 1.3 billion (comprised of $ 923.6 million principal and $ 423.2 million in accrued interest) which is disclosed in the Other non-current payables account.

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

Higher salary costs:

On June 24, 2014, by Note No. 4,012/14, the SE instructed CAMMESA to enter into a Loan for consumption (Mutuum) and assignment of secured receivables agreement with the Company in order to pay the higher salary costs. The aforementioned agreement was entered into on July 10, 2014.

            The agreement was guaranteed by the Company with the assignment of the future surplus LVFVD to be issued due to the application of SE Resolution No. 250/13. At the date of issuance of these financial statements, the Company does not have any surplus LVFVD.

The aforementioned SE Resolution No. 32/15, Note 2.c).VIII, resolved that LVFVD be issued in favor of the Company for the amounts generated by the salary increases deriving from the application of Resolution No. 836/14 of the Ministry of Labor, Employment and Social Security for whose payment the Company received this loan for consumption (mutuum); allowing for the offsetting thereof against the outstanding balances for this concept. The LVFVD were issued on July 16, 2015.

In this regard, in fiscal year 2015, the Company recorded the total settlement of the $ 524.7 million liability for this concept, thus generating a positive result of $ 495.4 million related to the principal received, which has been disclosed in the “Recognition of income on account of the RTI – SE Resolution No. 32/15” line item of the Income Statement, and a positive result of $ 29.3 million, related to interest accrued, which has been disclosed in the “Financial expenses” line item of the Income Statement.

VII.       SE Resolution No. 32/15

At the beginning of 2015, the SE issued Resolution No. 32/15, which, inter alia, granted the Company a temporary increase in income effective as from February 1, 2015, and on account of the RTI, in order for the Company to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession.

As from February 1, 2016, by means of MEyM Resolution No. 7/16, the aforementioned SE Resolution No. 32/15 was repealed and the application of the new electricity rate schedules came into effect.

As of December 31, 2016 and 2015, the Company has recognized for this concept $ 419.7 million and $ 5 billion, respectively, which are disclosed in the “Recognition of income on account of the RTI – SE Resolution No. 32/15” line item of the Statement of Comprehensive Income.

VIII.     Provisional remedies

As from May 2016, the Company has been notified by several courts of the Province of Buenos Aires of the granting of provisional remedies requested by different customers, both individuals and groups of consumers, which all together accounted for more than 30% of the Company’s sales, ordering the suspension of MEyM Resolutions Nos. 6 and 7/16 and ENRE Resolution No. 1/16 (authorizing tariff increases), retroactively to the date on which such resolutions came into effect, i.e. February 2016.

These measures required the Company to refrain from billing with the tariff increase and to return any amounts of the increases already collected by means of a credit in the customers’ accounts to offset future electricity consumption.

The current status of the main provisional remedies is detailed below:

“Abarca”:

On July 15, 2016 the ENRE notified the Company of the granting of a provisional remedy by Division II of the Federal Appellate Court of the City of La Plata, ordering the suspension of the tariff increases in all the Province of Buenos Aires for a period of three months to commence as from the date of issuance of such judicial order. In July, this measure impacted 80% of the Company’s billing. As a consequence of the filing of a “Federal Extraordinary Appeal” (“Recurso Extraordinario Federal”), on September 6, 2016 the CSJN revoked the provisional remedy granted by Division II due to formal issues (lack of standing) but pronouncing no ruling on the main question at issue, which implies that, except in those districts of the Province of Buenos Aires where another provisional remedy remains in force, the applicable electricity rate schedule should be the one approved by ENRE Resolution No. 1/16. On September 27, 2016, the MEyM issued Resolution No. 197/16, instructing CAMMESA to invoice Distribution companies for the amounts unbilled in compliance with the provisional remedy herein described, in 4 equal and consecutive monthly installments. Furthermore, it instructed the ENRE to direct, in turn, Distribution companies to make this payment plan, with no interest or surcharges, available to customers (ENRE Note No. 523 dated September 29, 2016). At the date of these financial statements, this provisional remedy has no impact on the trade receivables recognized by the Company as of December 31, 2016.

 “Fernández Francisco Manuel and Other Plaintiffs”:

On August 3, 2016, the short-term provisional remedy (provisional relief that remains in effect until the Federal Government submits the report required by the law or the term provided for such purpose expires - “medida cautelar interina”) requested in the action for the protection of a constitutional right that was violated (“acción de amparo”) brought against the Federal Government (PEN and MEyM) and the ENRE was granted, declaring MEyM Resolutions Nos. 6 and 7/16 and ENRE Resolution No. 1/16 null and void and ordering CAMMESA to refrain from applying the new electricity rate schedule until the public hearing was held. On October 6, 2016, final judgment was passed, partially upholding the action brought and declaring the electricity rate schedule included in the aforementioned Resolutions inapplicable to small-demand (T1) customers, ordering the ENRE to instruct Distribution companies to allow customers, who consider themselves affected by the effects of the aforementioned Resolutions and at their sole request, to pay and have as settled the amounts owed as well as those accruing in the future, in accordance with the electricity rate system applied prior to ENRE Resolution No. 1/16. On October 25, 2016, by Note No. 123,177, the ENRE informed the Company that the referred to judgment had been appealed by the ENRE and the MEyM, that the appeals had been granted with a stay of execution, and, therefore, that until a decision on such judgment, whose enforcement had been stayed, was issued by the Appellate Court, the Company had to continue billing its customers in accordance with the rate resulting from the application of the Resolutions issued by the ENRE for such purpose. If the Appellate Court affirms the appealed judgment, the enforcement thereof may give rise to significant additional losses for the Company, inasmuch as small-demand (T1) customers represent 54% of the Company’s revenue from sales.

“Ombudsman for the District of Pilar and Other Petitioners”:

With regard to the provisional remedy granted against the MEyM in respect of the customers residing in the locality of Pilar, due to both the fact that the originally stipulated term thereof has expired due to the lapse of time and the fact that the joining thereof to the “Fernández” case had been ordered, it is inferred that the customers of the above-mentioned locality would be subject to the decision issued in such case and consequently included within the universe of customers subject to the “Fernández” ruling mentioned in the previous caption.

In this regard, by Note No. 123,967 dated December 28, 2016, the ENRE states that the Company may begin to collect from medium and large-demand (T2 and T3) customers of this jurisdiction the amounts related to the February 1-October 24, 2016 period for which their bills had been duly credited, in a number of installments equivalent to the number of bills affected by the compliance with the provisional remedy. Additionally, and at the customer’s request, the established number of installments may be increased up to twice the number of those originally affected by the provisional remedy, in which case, an interest rate based on the BNA lending rate for discount operations will be charged.

With regard to residential customers, no decision has been taken by the ENRE, which has stated that it will be necessary to wait until final judgment is rendered by the competent judicial authority.

“Municipality of La Matanza and Other Petitioners”:

The short-term provisional remedy (medida cautelar interina) granted on June 14, 2016 that benefitted the residents of the locality of La Matanza was appealed by all the affected parties, the MEyM, the ENRE and the Company. The appeal has been granted by the Court hearing the case and the proceedings are about to be sent to the Federal Appellate Court of San Martín for their treatment. That, without prejudice to the petition filed to have the action (acción de amparo) rejected, which is still pending resolution. However, an adverse ruling of the Appellate Court in the “Fernández” case would include the small-demand (T1) customers residing in La Matanza District and will have the effects mentioned above in this Note.

As in the case of the District of Pilar, by Note No. 123,967 the ENRE states that the rebilling of the amounts related to the February 1-November 14, 2016 period for which the customers’ bills of this jurisdiction had been duly credited, will not take place until judgment on the main question at issue is rendered by the court.

As a consequence of the above-described situation, and in order to safeguard the provision of the public service of electricity distribution in a continuous and safe manner, the Company has had no alternative but to temporarily suspend payments to CAMMESA for energy purchases from July to November 2016.

For the balances related to La Matanza and Pilar jurisdictions, the MEyM instructed CAMMESA to issue credit notes for the provisional remedies that affected the application of MEyM Resolutions Nos. 6 and 41/16, seasonal prices, and ENRE Resolution No. 1/16, VAD.

In this regard, on December 26, 2016, CAMMESA notified the Company that, as instructed by the MEyM, Note No. 2016 04484723, it would issue credit notes for the negative effects generated by the provisional remedies that affected:

•         the application of the seasonal prices set by MEyM Resolutions Nos. 6 and 41/16, for the periods pending as of that date; and

•         the application of the electricity rates set by ENRE Resolution No. 1/16.

Once the conditions and time frames for the billing of the concepts covered by the above-mentioned provisional remedies have been set out by the ENRE, the Company will issue the bills to its customers and transfer those values to CAMMESA.

The total effects of the credit notes issued for these concepts are detailed below:

	Res. MEyM N° 6 y 41 /16	Res. ENRE N° 1/16
Payables for purchase of electricity - CAMMESA	(270)	(1,126)
Purchase of electricity	270	-
Income recognition of Note MEyM N° 2016-04484723	-	(1,126)

Additionally, based on the credit notes issued, CAMMESA has credited the interest amounts billed commensurate with the extent thereof.

IX.          MEyM Resolution No. 6/16 – Seasonal reference prices

By means of MEyM Resolution No. 6/16 the MEM summer quarterly rescheduling relating to the February 1-April 30, 2016 period is carried out.

The seasonal reference prices fixed by the aforementioned resolution are as follow:

i)    Power: $ 1,427.60/MW month

ii)   Energy: $ 773.02/Mwh, $ 768.72/Mwh, $ 763.89/Mwh, in peak hours, other hours and off-peak hours, respectively.

With regard to residential utility customers, who are beneficiaries of the Social Tariff, the prices are as follow:

i)    Monthly consumption of up to 150 Kwh/month. $ 0.00 / Mwh.

ii)   Monthly consumption exceeding 150 kwh/month,

i.       if it is lower than or equal to the consumption recorded in the same month of 2015, the reference prices will be $ 31.39/Mwh, $ 27.09/Mwh, $ 22.26/Mwh, in peak hours, other hours and off-peak hours, respectively.

ii.       if it is higher than the consumption recorded in the same month of 2015, the reference prices will be $ 312.39 /Mwh, $ 317.09/Mwh, $ 312.26/Mwh, in peak hours, other hours and off-peak hours, respectively.

These are the prices that, together with those for power, are to be applied to the respective electricity rate schedules.

X.            MEyM Resolution No. 7/16 and its effects

By MEyM Resolution No. 7/16 the ENRE is instructed to adjust the VAD in electricity rate schedules, on account of the RTI, and to take all the necessary steps to carry out the RTI before December 31, 2016.

Furthermore, the aforementioned Resolution provided for: (i) the cancellation of the PUREE (Note 2.c).IV); (ii) the revocation of SE Resolution No. 32/15 as from the date on which the ENRE’s Resolution that implements the electricity rate schedule comes into effect (Note 2.c).VII); (iii) the suspension until further instruction of all the effects of the loans for consumption (mutuums) agreements entered into by and between the Distribution companies and CAMMESA (Note 2.c).VI); (iv) the implementation of the necessary actions to end the trusts created by ENRE Resolution No. 347/12 (Note 2.c).V); the restriction on the distribution of dividends in accordance with the provisions of clause 7.4 of the Adjustment Agreement (Note 18).

XI.          ENRE Resolution No. 290/16

By means of ENRE Resolution N° 290/16, applicable to Edenor S.A. and Edesur S.A., the ENRE instructed Distribution companies to eliminate the six per thousand surcharge established by Section 1 of Law No. 23,681, as from the billings that include meter-reading dates subsequent to the date on which Decree No. 695/16 came into effect, inasmuch as both the interconnection construction works and the transfers of funds duly made by the Federal Government in favor of the province of Santa Cruz, have been complied with.

d)  Framework agreement

On January 10, 1994, the Company, together with Edesur S.A., the Federal Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which the Company was to supply electricity to low-income areas and shantytowns.

On July 22, 2011, the Company, the Federal Government, and the Government of the Province of Buenos Aires entered into the last Addendum for the renewal for a term of four years (from January 1, 2011 through December 31, 2014) of the New Framework Agreement that had been signed on October 6, 2003. Such extension was approved on September 21, 2012 by Resolution No. 248/12 issued by the ENRE and ratified by Resolution No. 247/12 of the MPFIPyS.

With regard to the amount receivable the Company has with the Province of Buenos Aires, on October 18, 2012 the Company entered into an Agreement for the Settlement of Non-financial Obligations and Subscription of Buenos Aires Province Government Bonds, pursuant to which the Company agreed to receive an amount of $ 0.3 million in cash and subscribe Series B Bonds for a residual nominal value of $ 6.1 million, as settlement of the debt that as of December 31, 2010 such Province had with the Company for the electric power supplied to low-income areas.

During the months of May and July the Company received payments, relating to the 2014 period, for $ 11.4 million and $ 53.5 million, respectively from the Provincial and the Federal Governments.

Due to the fact that at the date of these financial statements the approval of the new Framework Agreement for the period of January 1, 2015 through December 31, 2018 by the Federal Government and the Government of the Province of Buenos Aires is still in process, no revenue for this concept has been recognized, which as of December 31, 2016 amounted to $ 92.4 million.

e)  Penalties

                 i.          General

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as stipulated in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

As of December 31, 2016 and 2015, the Company has recognized in its financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, related to the control periods elapsed as of those dates.

By means of ENRE Note No. 120,151 dated April 15, 2016, which establishes the new criterion to calculate penalties, the Company is informed that for purposes of calculating penalty amounts, the values to be applied are the kWh values in effect at the last day of the six-month period analyzed in which the penalizable event is detected, with the increases recorded in the “remuneration” as a consequence of the increases and adjustments granted as of that date. The effect of this resolution for the September 2015-February 2016 six-month period and subsequent periods has been recorded during the year ended December 31, 2016.

Furthermore, it is stated that the resulting amounts determined as indicated in the preceding paragraph, accrue interest at the BNA lending rate for thirty-day operations from the date on which they are determined until the Customer’s account is actually credited, effect which the Company has recorded in its financial statements.

Additionally, by Note No. 123,091 dated October 19, 2016, the ENRE set the average rate values ($/KWh) to be applied as from December 2012 for the penalties payable to the Public Administration. In accordance with the terms of the Concession Agreement, such values relate to the average sale price of energy charged to customers. Due to the fact that the amounts informed in the above-mentioned note are not in agreement with such concept, on November 1, 2016, the Company submitted a note to the ENRE requesting the rectification of the amounts informed because they are considered erroneous. At the date of issuance of these financial statements, said Note has not been answered.

In the case that in the ENRE’s reply to the Note referred to in the preceding paragraph, the term “remuneration” were interpreted by the ENRE as to include all the amounts received in the form of, for example, government grants, the amount of the provision for penalties could increase significantly. The Company believes that such interpretation would be contrary to the terms of the Concession Agreement.

Furthermore, ENRE Resolution No. 63/17, Note 2.c).III, has set out the control procedures, the service quality assessment methodologies, and the penalty system, applicable as from February 1, 2017, for the 2017 – 2021 period.

               ii.          Compensation payable to Customers

On March 21, 2016, the ENRE issued Resolution No. 31/16, pursuant to which it was provided that each small-demand residential customer (T1R) who suffered power outages between February 12 and 18, 2016 must be paid a compensation of at least (i) six hundred pesos if the power cut lasted more than 12 continuous hours but did not exceed 24 continuous hours; (ii) nine hundred thirty-one pesos if the power cut lasted more than 24 continuous hours but did not exceed 48 hours; and (iii) one thousand sixty-five pesos if the power cut lasted more than 48 continuous hours.

The total amount of the compensation payable to customers by way of discounts amounted $ 73 million, which was credited to customer bills issued as from April 25, 2016.

              iii.          Discounts to customers

The Company began to credit Customer bills issued as from December 22, 2015 for the penalties included in clauses 9.2.1 and 9.2.2 of the Adjustment Agreement, as well as the adjustments thereof (Note 2.c).I.vii)), for $ 152.2 million. The Company finished crediting customer bills for these amounts in the first two months of 2016. Additionally, an amount of $ 36 million in compensation and adjustments was made available to the customers who as of December 22, 2015 had no active service. Such amount has not yet been settled.

              iv.          Payment agreements

From May, 2014 through December 31, 2015, the Company entered into three payment plan agreements with the Regulatory Agency pursuant to which it agreed to pay the penalties that had been ratified by the judicial authority for a total of $ 85.7 million, plus interest for $ 84.2 million. As of the December 31, 2016, payment plan agreements Nos. 1 and 2 have been complied with in due time and proper manner. With regard to payment plan agreement No. 3, the outstanding balance amounts to      $ 47.5 million, which is disclosed in the ENRE Penalties and Discounts line item of the Other payables account within current and non-current liabilities.

Furthermore, and owing to the setting of fees in favor of ENRE professionals who acted in execution proceedings, the Company entered into two payment agreements for a total principal amount of $ 18.7 million, plus interest. As of December 31, 2016, the outstanding balances of principal and interest accrued under payment agreement No. 2 amounted to $ 16.6 million and $ 0.4 million, respectively, which will be paid in 60 installments. The first payment agreement has been complied with in due time and proper manner. They are disclosed in the Other payables account within current and non-current liabilities.

f)   Stabilization factor

By Note No. 2,883 dated May 8, 2012 (reference Resolutions MEyFP No. 693/11 and MPFIPyS No. 1,900/11), the SE had implemented a mechanism whose objective was to keep the amounts billed to residential customers throughout the year stable, thereby minimizing the effects of the seasonal consumption of electricity.

On January 18, 2016, by Note No. 119,098, the ENRE ordered the withdrawal from the stabilization system of all the customers who were included therein, starting with the first bill preparation and issuance to be made in 2016.

g)  Restriction on the transfer of the Company’s common shares

The by-laws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within 90 days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

Furthermore, Caja de Valores S.A. (the Public Register Office), which keeps the Share Register of the shares, is entitled (as stated in the by-laws) to reject such entries which, at its criterion, do not comply with the rules for the transfer of common shares included in (i) the Business Organizations Law, (ii) the Concession Agreement and (iii) the By-laws.

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

•            In connection with the Adjustment Agreement signed with the Grantor of the Concession and ratified by Executive Order No. 1,957/06, Section 10 stipulates that from the signing of the agreement through the end of the Contractual Transition Period, the majority shareholders may not modify their ownership interest nor sell their shares.

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

h) Concession of the use of real property

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

The Company may make all kind of improvements to the properties, including new constructions, upon the Federal Government’s prior authorization, which will become the grantor’s property when the concession period is over, and the Company will not be entitled to any compensation whatsoever. The Federal Government may terminate the loan for use contract after demanding the performance by the Company of any pending obligation, in certain specified cases set forth in the Bid Package. At present, as SEGBA’s residual entity has been liquidated, these presentations and controls are made to the National Agency of Public Properties.

Note 3 |    Basis of preparation

The financial statements for the year ended December 31, 2016 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, incorporated by the CNV.

The financial statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise.

These financial statements were approved for issue by the Company’s Board of Directors on March 8, 2017.

Comparative information

The balances as of December 31, 2015 and 2014, disclosed in these financial statements for comparative purposes, arise from the financial statements as of that date.

On July 26, 2016, and at the SEC’s request, the Company restated its financial statements for the year ended December 31, 2015 and 2014, with the aim of reclassifying in the Statement of Cash Flows the values related to the loan for consumption (mutuum) agreements duly entered into with CAMMESA.

Accordingly, the Company’s Statement of Cash Flows for the year ended December 31, 2015 and 2014 has been reviewed to present the cash inflows related to such agreements within financing activities in the Statement of Cash Flows, instead of operating activities as previously presented. Also, the increase in the balances of the loans with CAMMESA for funds received by the FOCEDE for the year ended December 31, 2015 and 2014 is now presented as a non-cash transaction in the supplementary disclosures to the Statement of Cash Flows instead of operating activities as previously presented.

This correction to the financial statements impacted only the Statement of Cash Flows, there being no impact on the statements of financial position, comprehensive income, or equity, or on the basic and diluted (loss) earnings per share.

	12.31.15
	Published balances		adjustments		Restated balances
Cash flows generated by operating activities	3,217,011		(214,894)	(1)	3,002,117
Cash flows from financing activities	(172,923)		214,894	(1)	41,971
Non-cash activities
Amounts received from CAMMESA through FOCEDE	-		723,616	(2)	723,616
Decrease from offset of other liabilities with CAMMESA for loans for consumption (Mutuums) granted for higher salary costs (SE Resolution 32/15)	(495,516)	(3)	-		(495,516)

	12.31.14
	Published balances		adjustments		Restated balances
Cash flows generated by operating activities	1,547,990		(380,622)	(4)	1,167,368
Cash flows from financing activities	(155,675)		380,622	(4)	224,947
Non-cash activities
Amounts received from CAMMESA through FOCEDE	-		100,000	(2)	100,000

(1)    Relates to the loan for consumption (mutuum) for salaries that was disclosed in the Statement of Cash Flows under the heading “Increase in trade payables and loans for consumption (mutuums) with CAMMESA” (Note 2.c).VIII to the financial statements as of December 31, 2015).

(2)    Relates to the loan for consumption (mutuum) for investments (Note 2.c).VIII to the financial statements as of December 31, 2015 and 2014).

(3)    Relates to the amounts received in accordance with the provisions of SE Resolution No. 32/15, pursuant to which the loan for consumption (mutuum) for salaries may be offset against those funds (Note 2.c).IX to the financial statements as of December 31, 2015).

(4)    Relates to the loan for consumption (mutuum) for salaries and for investments that were disclosed in the Statement of Cash Flows under the heading “Increase in trade payables and loans for consumption (mutuums) with CAMMESA” (Note 2.c).VI to the financial statements as of December 31, 2014) for $ 280.6 million and $ 100 million, respectively.

Financial reporting in hyperinflationary economies

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting year. For such purpose, in general terms, the inflation produced from the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. In order to conclude whether the economy is a hyperinflationary economy, the standard details a series of factors to be considered, among which the existence of a cumulative inflation rate over three years that approaches or exceeds 100% is included. Taking into consideration the inconsistency of the published inflation data, the downward trend of the level of inflation, the fact that the other indicators are insufficient to reach a definite conclusion, and the fact that the current legal framework does not allow for the filing with control authorities of inflation-adjusted financial statements, and in line with the International Practices Task Force’s conclusion, there is insufficient evidence to conclude that Argentina’s economy is a hyperinflationary economy as of December 31, 2016. Therefore, the restatement criteria established in IAS 29 have not been applied in the reporting year.

Although the Argentine economy does not meet the necessary conditions to qualify as a hyperinflationary economy in accordance with IAS 29, and taking into account the legal and regulatory limitations imposed by professional bodies and control authorities for the preparation of adjusted financial statements, as of December 31, 2016 it must be mentioned that certain macroeconomic variables that affect the Company’s business, such as salary costs and the prices of supplies, have suffered somewhat important annual variations, a circumstance that must be taken into account when evaluating and interpreting the Company’s financial position and results of operations in these financial statements.

Note 4 |    Accounting policies

The main accounting policies used in the preparation of these financial statements are detailed below. These accounting policies have been consistently applied to all the reporting years, unless indicated otherwise.

Note 4.1 |   Changes in the accounting policies

Note 4.1.1 | New standards, amendments and interpretations effective as of December 31, 2016 and adopted by the Company:

IAS 1 “Presentation of financial statements”: the application by the Company of the issued amendments implied the disaggregation of the items related to the Company’s share of other comprehensive income of equity-accounted associates and joint ventures.

Note 4.1.2 | New standards, amendments and interpretations not effective and not early adopted by the Company:

IFRS 16 “Leases”: On January 13, 2016, the IASB published IFRS 16, which replaces the current guidance in IAS 17. The standard defines a lease as a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration. The standard requires the recognition of a lease liability that reflects future lease payments and a ‘right-of-use asset’ for almost all lease contracts. This is a significant change compared to IAS 17 under which lessees were required to make a distinction between a finance lease (reported on the balance sheet) and an operating lease (off balance sheet). IFRS 16 contains an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019.

IAS 7 "Statement of cash flows": In February 2016, the IASB published an amendment pursuant to which an entity is required to disclose information that will enable users of financial statements to understand changes in liabilities arising from financing activities. This includes changes arising from cash flows, such as drawdowns and repayments of borrowings; and non-cash changes, such as acquisitions, disposals and unrealized exchange differences. The amendment is effective for annual periods beginning on or after January 1, 2017.

IAS 12 “Income taxes”: In February 2016, the IASB published amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective from January 1, 2017.

IFRS 2 “Share based payments”: In June 2016, an amendment was published to clarify the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority. The amendment is effective for annual periods beginning on or after January 1, 2018.

IFRS 15 “Revenue from contracts with customers”: It was issued in May 2014 and is effective, as subsequently modified in September 2015, for annual periods beginning on or after January 1, 2018. It deals with the principles for the recognition of revenue and sets disclosure requirements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The core principle implies the recognition of revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company is currently assessing the impact of these new standards and amendments.

Note 4.2 |   Property, plant and equipment

Additions have been valued at acquisition cost, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of engineering studies. Furthermore, in order to improve the disclosure of the account, the Company has made certain changes in the classification of property, plant and equipment based on each technical process.

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

Note 4.3 |   Interests in joint ventures

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

The joint ventures’ accounting policies have been modified, if applicable, to ensure consistency with the policies adopted by the Company.

Furthermore, taking into account that the interests in joint ventures are not regarded as significant balances, the disclosure requirements of IFRS 12 have not been made.

Note 4.4 |   Revenue recognition

a.      Revenue from sales

Revenue is measured at the fair value of the consideration collected or to be collected, taking into account the estimated amount of any discount, thus determining the net amounts.

Revenue from the electricity provided by the Company to low-income areas and shantytowns is recognized to the extent that a renewal of the Framework Agreement is formalized for the period in which the service was rendered. At the date of issuance of these financial statements, the Company’s Board of Directors is negotiating with the Federal and Provincial Governments the signing of the respective agreements.

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes both the electricity supplied, whether billed or unbilled at the end of each year, which has been valued on the basis of applicable tariffs (except for that described in Note 2.c).VIII), and the charges resulting from the application of ENRE Resolution No. 347/12 (Note 2.c).V).

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

Note 4.5 |   Effects of the changes in foreign currency exchange rates

a.      Functional and presentation currency

The information included in the financial statements is measured using the Company’s functional currency, which is the currency of the main economic environment in which the entity operates. The financial statements are measured in pesos (legal currency in Argentina), which is also the presentation currency.

b.      Transactions and balances

Foreign currency denominated transactions and balances are translated into the functional and presentation currency using the rates of exchange prevailing at the date of the transactions or revaluation, respectively. The gains and losses generated by foreign currency exchange differences resulting from each transaction and from the translation of monetary items valued in foreign currency at the end of the year are recognized in the Statement of Income.

The foreign currency exchange rates used are: the bid price for monetary assets, the offer price for monetary liabilities, and the specific exchange rate for foreign currency denominated transactions.

Note 4.6 |   Trade and other receivables

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

The amounts thus determined are net of an allowance for the impairment of receivables. Any debt arising from the bills for electricity consumption that remain unpaid 13 working days after their due dates for small-demand (T1) customers and 7 working days after due date for medium and large-demand (T2 and T3) customers is considered a delinquent balance. The uncollectibility rate is determined per customer category based on the historical comparison of collections made and delinquent balances of each customer group.

 Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

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

Note 4.7 |   Inventories

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

Note 4.8 |   Financial assets

The Company has adopted phase 1 of IFRS 9 as from the date of transition.

Note 4.8.1 | Classification

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

Note 4.8.2 | Recognition and measurement

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

Note 4.8.3 | Impairment of financial assets

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

Note 4.8.4 | Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the statement of financial position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Note 4.9 |   Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which the respective contract is signed. Subsequently to the initial recognition, they are remeasured at their fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if that is the case, on the nature of the item being hedged. As of December 31, 2016 and 2015, the economic impact of these transactions is recorded in the Other financial expense account of the Statement of Comprehensive Income.

“Derivative financial instruments” have been valued in accordance with the provisions of IFRS 9.

At the date of issuance of these financial statements the Company has not entered into futures contracts to buy US dollars.

As of December 31, 2016, the economic impact of the transactions carried out in the fiscal year resulted in a loss of $ 11.9 million, which is recorded in the Other financial expense account of the Statement of Comprehensive Income.

Note 4.10 |   Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less from their acquisition date, with significant low risk of change in value.

                   i.        Cash and banks in local currency: at nominal value.

                  ii.        Cash and banks in foreign currency: at the exchange rates in effect at the end of the year.

                 iii.        Money market funds, which have been valued at the prevailing market price at the end of the year. Those that do not qualify as cash equivalents are disclosed in the Financial assets at fair value through profit or loss account.

Note 4.11 |   Equity

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

Note 4.12 |   Trade and other payables

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

In accordance with the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:

                                  i.        When the power supply is requested and the customer is unable to provide evidence of his legal ownership of the premises;

                                 ii.        When service has been suspended more than once in one-year period;

                                iii.        When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).

                               iv.        When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer deposits from residential tariff customers.

Customer deposits may be either paid in cash or through the customer’s bill and accrue monthly interest at a specific rate of BNA for each customer category.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the customer’s account is credited for the principal amount plus any interest accrued thereon, after deducting, if appropriate, any amounts receivable which the Company has with the customer.

c.     Customer contributions

Refundable: The Company receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements and the provisions of ENRE Resolution No. 215/12. These contributions are initially recognized as trade payables at fair value with a contra-account in Property, plant and equipment, and subsequently measured at amortized cost using the effective interest rate method.

d.    Other payables

The other payables recorded in Other Payables, including the loans for consumption (mutuums) with CAMMESA (Note 2.c).VI), the Payment agreement with the ENRE (Note 2.e).IV) and the advances for the execution of works, are initially recognized at fair value and subsequently measured at amortized cost.

The recorded liabilities for the debts with the FOTAE, the penalties accrued, whether imposed or not yet issued by the ENRE (Note 2.e)), and other provisions are the best estimate of the settlement value of the present obligation in the framework of IAS 37 provisions at the date of these financial statements.

The balances of ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto and are based on the Company’s estimate of the outcome of the RTI process described in Note 2, whereas the balances of the loans for consumption (mutuums) are adjusted by a rate equivalent to the monthly average yield obtained by CAMMESA from its short-term investments.

Note 4.13 |   Borrowings

Borrowings are initially recognized at fair value, net of direct costs incurred in the transaction. Subsequently, they are measured at amortized cost; any difference between the funds obtained (net of direct costs incurred in the transaction) and the amount to be paid at maturity is recognized in profit or loss during the term of the borrowings using the effective interest rate method.

Note 4.14 |   Deferred revenue

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

Note 4.15 |   Employee benefits

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

The group’s accounting policy for benefit plans is as follow:

a.    Past service costs are recognized immediately in profit or loss, unless the changes to the benefit plan are conditional on the employees’ remaining in service for a specified period of time (the vesting period). In this case, past service costs are amortized on a straight-line basis over the vesting period.

b.    Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in other comprehensive income in the period in which they arise.

Note 4.16 |   Income tax and tax on minimum presumed income

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

The Company has recognized the minimum presumed income tax paid in previous years as a receivable, as it estimates that in future fiscal years it may be computed as a payment on account of the income tax.

Note 4.17 |   Assignments of use

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

Note 4.18 |   Provisions and contingencies

Provisions have been recognized in those cases in which the Company is faced with a present obligation, whether legal or constructive, that has arisen as a result of a past event, whose settlement is expected to result in an outflow of resources, and the amount thereof can be estimated reliably.

The amount recognized as provisions is the best estimate of the expenditure required to settle the present obligation, at the end of the reporting year, taking into account the corresponding risks and uncertainties. When a provision is measured using the estimated cash flow to settle the present obligation, the carrying amount represents the present value of such cash flow. This present value is obtained by applying a pre-tax discount rate that reflects market conditions, the time value of money and the specific risks of the obligation.

The provisions included in liabilities have been recorded to face contingent situations that could result in future payment obligations. To estimate the amount of provisions and the likelihood of an outflow of resources, the opinion of the Company’s legal advisors has been taken into account.

Note 4.19 |   Balances with related parties

Receivables and payables with related parties are initially recognized at fair value and subsequently measured at amortized cost in accordance with the terms agreed upon by the parties involved.

Note 4.20 |   Higher costs and income recognition

The recognition of higher costs (Note 2.c).IV) not transferred to the tariff, the recognition established by SE Resolution No. 32/15 (Note 2.c).VII), as well as the recognition of income due to the effect of the provisional remedies related to Pilar and La Matanza localities (Note 2.c).VIII) fall within the scope of IAS 20 inasmuch as they imply a compensation to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession.

Their recognition is made at fair value when there is reasonable assurance that they will be collected and the conditions attached thereto have been complied with, i.e. provision of the service in the case of the recognition established in SE Resolution No. 32/15, and the ENRE’s approval and the SE’s recognition, by means of a Note or Resolution, in the case of the recognition of higher costs.

As for the income deriving from the funds to which SE Resolution No. 745/05 refers, it was recognized on the basis of amounts billed.

Such concepts have been disclosed in the “Recognition of income on account of the RTI – Resolution 32/15”, “Higher Costs Recognition - SE Resolution 250/13 and Subsequent notes”, and “Recognition of income – provisional remedies – MEyM Note No. 2016-04484723” line items of the Statement of Comprehensive Income as of December 31, 2016 and 2015, recognizing the related tax effects. There have been no unfulfilled conditions or any other related contingencies.

Note 4.21 |   Share-based Compensation Plan

The Company has share-based compensation plans under which it receives services from some employees in exchange for the Company’s shares. The fair value of the employee services received is recognized as an operating expense in the “Salaries and social security taxes” line item. The total amount of the referred to expense is determined by reference to the fair value of the shares granted.

When the employees provide the services before the shares are granted, the fair value at the grant date is estimated in order to recognize the respective result.

Note 5 |    Financial risk management

Note 5.1 |   Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

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

a.         Market risks

                    i.          Currency risk

Currency risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in foreign currency exchange rates. The Company’s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity rates that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial liabilities is denominated in US dollars. Therefore, the Company is exposed to the risk of a loss resulting from a devaluation of the peso. The Company may hedge its currency risk trying to enter into currency futures. At the date of issuance of these financial statements, the Company has not hedged its exposure to the US dollar.

If the Company continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations. The exchange rates used as of December 31, 2016 and 2015 are $ 15.89 and $ 13.04 per USD, respectively.

As of December 31, 2016 and 2015, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.16	Total 12.31.15

ASSETS
CURRENT ASSETS
Other receivables	USD	-	15.790	-	11,193
Cash and cash equivalents	USD	10,244	15.790	161,753	10,607
	EUR	12	16.625	200	181
TOTAL CURRENT ASSETS		10,256		161,953	21,981
TOTAL ASSETS		10,256		161,953	21,981

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	174,298	15.890	2,769,599	2,341,098
Related parties	USD	-	15.890	-	119,877
TOTAL NON-CURRENT LIABILITIES		174,298		2,769,599	2,460,975
CURRENT LIABILITIES
Trade payables	USD	11,108	15.890	176,506	185,900
	EUR	7	16.770	117	12,063
	CHF	30	15.636	469	397
	NOK	68	1.854	126	101
Borrowings	USD	3,378	15.890	53,684	46,688
Related parties	USD	-	15.890	-	2,110
TOTAL CURRENT LIABILITIES		14,591		230,902	247,259
TOTAL LIABILITIES		188,889		3,000,501	2,708,234

(1)    The Exchange rates used are the BNA exchange rates in effect as of December 31, 2016 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.16	12.31.15
Net position Assets/(Liabilities)
US dollar	(2,838,036)	(2,673,873)
Euro	83	(11,882)
Norwegian krone	(126)	(101)
Swiss franc	(469)	(397)
Total	(2,838,548)	(2,686,253)

The Company estimates that a 10% devaluation of the Argentine peso with respect to each foreign currency, with all the other variables remaining constant, would give rise to the following decrease in the results of operations for the year:

	12.31.16	12.31.15
Net position Assets/(Liabilities)
US dollar	(283,804)	(267,387)
Euro	8	(1,188)
Norwegian krone	(13)	(10)
Swiss franc	(47)	(40)
Decrease in the results of operations for the year	(283,856)	(268,625)

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

Furthermore, the Company is not exposed to commodity price risk.

                  iii.          Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2016 and 2015, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the highest percentage of its indebtedness in instruments that accrue interest at fixed rates.

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

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	12.31.16	12.31.15
Fixed rate:
US dollar	2,823,283	2,509,773
Total loans	2,823,283	2,509,773

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

With regard to debtors, if no independent credit risk ratings are available, the Finance Department evaluates the debtors’ credit quality, past experience and other factors.

Individual credit limits are established in accordance with the limits set by the Company’s CEO, on the basis of the internal or external ratings approved by the Finance and Control Department.

The Company has different procedures in place to reduce energy losses and allow for the collection of the balances owed by its customers. The Commercial Department periodically monitors compliance with the above-mentioned procedures.

Delinquent trade receivables increased from $ 209.3 million as of December 31, 2015 to $ 658.8 million as of December 31, 2016, due to different provisional remedies that temporarily suspended the tariff increase applicable as from February 1, 2016, established by ENRE Resolution No. 1/16.

One of the significant items of delinquent balances is that related to the receivable amounts with Municipalities, in respect of which the Company either applies different offsetting mechanisms against municipal taxes it collects in the name and to the order of those government bodies, or implements debt refinancing plans, with the aim of reducing them.

Furthermore, and taking into account that in fiscal year 2016 the ENRE prevented the Company from suspending the electricity supply to customers with delinquent balances, the Company’s actions to reduce the impact of delinquency were limited. Therefore, at the date of issuance of these financial statements the Company’s Board of Directors is analyzing the plans of action it will implement in order to reinforce the activities aimed at reducing delinquent balances.

Additionally, it is important to point out that in fiscal year 2016 it was possible to collect more than 50% of the delinquent receivables existing as of December 31, 2015.

Finally, and with regard to the electricity supplied to low-income areas, as stipulated in the Adjustment Agreement (Note 2.d), in fiscal year 2016 the Company received payments for a total of $ 64.9 million, which represents 89% of the outstanding balance as of December 31, 2015. Past experience shows that these balances have always been collected.

At each year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2016 and 2015, delinquent trade receivables totaled approximately $ 658.8 million and $ 209.3 million, respectively.  As of December 31, 2016 and 2015, the financial statements included allowances for $ 259.7 million and $ 79.4 million, respectively. The inability to collect the accounts receivable in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay loans, including payment of the Corporate Notes.

The balances of the bills for electricity consumption that remain unpaid 13 working days after the bills’ due dates for small-demand (T1) customers and 7 working days after due dates for medium and large-demand (T2 and T3) customers, are considered delinquent trade receivables. Additionally, the amounts related to the Framework Agreement are not considered within delinquent balances.

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

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in Money Market Funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2016 and 2015, the Company’s current financial assets at fair value amount to $ 2 billion and $ 1.5 billion, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

The table below includes an analysis of the Company’s non-derivative financial liabilities, which have been classified into maturity groupings based on the remaining period between the closing date of the fiscal year and the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	No deadline	Less than 3 months	From 3 months to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
As of December 31, 2016
Trade and other payables	4,907,204	3,937,598	3,018,225	310,860	118,174	-	12,292,061
Borrowings	-	-	288,494	288,494	865,481	2,947,068	4,389,537
Total	4,907,204	3,937,598	3,306,719	599,354	983,655	2,947,068	16,681,598

As of December 31, 2015
Trade and other payables	2,391,878	4,322,334	304,771	134,943	90,023	-	7,243,949
Borrowings	-	-	256,959	439,325	710,250	2,655,238	4,061,772
Total	2,391,878	4,322,334	561,730	574,268	800,273	2,655,238	11,305,721

Note 5.2 |   Concentration risk factors

a.    Related to customers

The Company’s receivables derive primarily from the sale of electricity.

No single customer accounted for more than 10% of sales for the years ended December 31, 2016 and 2015. The collectibility of trade receivables balances related to the Framework Agreement, which amount to $ 8.2 million and $ 73.1 million as of December 31, 2016 and 2015, respectively, as disclosed in Note 2.d), is subject to compliance with the terms of such agreement.

b.    Related to employees who are union members

As of December 31, 2016, 85.5% of the Company’s employees are union members, Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union Federal Capital) (73%) and Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies) (12.5%). These employees labor cost depends on negotiations between the Company and the unions; a sensitive change in employment conditions generates a significant impact on the Company’s labor costs.

 On January 18, 2016, the Company entered into two agreements, one with the Sindicato de Luz y Fuerza de Capital Federal and another one with the Asociación del Personal Superior de Empresas de Energía, pursuant to which the Company agreed to grant, on a voluntary and one-time basis, an extraordinary bonus not regarded as a salary item (i.e. included in the salary but not subject to social security charges nor considered for the payment of the mid and year-end bonus) of $ 5,000 to all the employees subject to the collective bargaining agreements of the aforementioned union/association. The bonus was paid in two installments of $ 2,000 and $ 3,000 on January 21, 2016 and March 21, 2016, respectively.

Also, on December 20, 2016 an Agreement was signed with the Sindicato de Luz y Fuerza Capital Federal, which provides for the following:

•         A salary increase of 6% from November 2016.

•         A salary increase of 6% from March 2017.

•         A voluntary one-time extraordinary bonus not regarded as a salary item of $10,000, payable in 2 installments of $ 5,000 each on January 20, 2017 and February 20, 2017, respectively.

The aforementioned agreements apply also to the contractors whose workers are included in the collective bargaining agreements of the above-mentioned union as well as non-unionized personnel.

Note 5.3 |   Capital risk management

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

As of December 31, 2016 and 2015, gearing ratios were as follow:

	12.31.16	12.31.15
Total liabilities	18,571,698	11,455,876
Less: cash and cash equivalents	(258,562)	(128,952)
Net debt	18,313,136	11,326,924
Total Equity	361,832	1,525,053
Total capital attributable to owners	18,674,968	12,851,977
Gearing ratio	98.06%	88.13%

Note 5.4 |   Regulatory risk factors

Pursuant to caption C of Section 37 of the Concession Agreement, the Grantor of the Concession may, without prejudice to other rights to which he is entitled thereunder, foreclose on the collateral granted by the Company when the cumulative value of the penalties imposed to the Company in the previous one-year period exceeds 20% of its annual billing, net of taxes and rates.

The Company’s Management evaluates the development of this indicator on an annual basis.

Note 5.5 |   Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets measured at fair value as of December 31, 2016 and 2015:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At December 31, 2016
Assets
Cash and cash equivalents
Money market funds	61,461	-	-	61,461
Financial assets at fair value through profit or loss:
Government bonds	387,279	-	-	387,279
Other receivables	28,839	-	-	28,839
Money market funds	1,606,636	-	-	1,606,636
Total assets	2,084,215	-	-	2,084,215

At December 31, 2015
Assets
Cash and cash equivalents
Money market funds	93,488	-	-	93,488
Financial assets at fair value through profit or loss:
Government bonds	370,161	-	-	370,161
Other receivables	43,219	-	-	43,219
Money market funds	1,213,840	-	-	1,213,840
Derivative financial instruments	-	197	-	197
Total assets	1,720,708	197	-	1,720,905

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

When one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in level 3. There are no financial instruments that are to be included in level 3.

Note 6 |    Critical accounting estimates and judgments

The preparation of the financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

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

The estimates that have a significant risk of causing adjustments to the carrying amounts of assets and liabilities within the next fiscal year are detailed below:

a.     Allowances for the impairment of receivables

The allowance for the impairment of accounts receivable is assessed based on the delinquent balance, which comprises all such debt arising from the bills for electricity consumption that remain unpaid 13 working days after their due dates for small-demand (T1) customers and 7 working days after due date for medium and large-demand (T2 and T3) customers. The Company’s Management records an allowance applying to the delinquent balances of each customer category an uncollectibility rate that is determined according to each customer category based on the historical comparison of collections made.

Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

b.     Revenue recognition

Revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. The accounting policy for the recognition of estimated revenue is considered critical because it depends on the amount of electricity effectively delivered to customers, which is valued on the basis of applicable tariffs. Unbilled revenue is classified as current trade receivables.

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

At the date of issuance of these financial statements there are indicators of a potential impairment inasmuch as the Company has operating losses for $ 609.4 million, Therefore, the Company has made its projections in order to analyze the recoverability of its property, plant and equipment. The value in use is determined based on projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets considered.

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, opportunity and modality of the electricity rate increases and/or cost adjustments recognition; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred; (iv) investment needs in accordance with the service quality levels required by the regulatory authority; and (v) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

The increase in electricity rates used by the Company to assess the recoverability of its property, plant and equipment as of December 31, 2016 is based on both the electricity rate schedule approved as from February 2017 that fixed the Company’s remuneration, and the tariff adjustment mechanism for the next 5 years (Note 2.c).III). Given that the main variable is the electricity rate, and such rate is supported by the approved electricity rate schedule, the Company has prepared only one scenario, considering the most pessimistic situation when estimating the variables with greater impact (resolution of regulatory issues) and its best estimate for the other variables with lower incidence.

In order to determine the scenario mentioned in the preceding paragraph, the Company has considered the following:

i.      Nature, opportunity, and modality of the electricity rate increases and/or cost adjustments recognition: Electricity rate increases as resolved in the RTI process;

ii.     Settlement of regulatory liabilities: The Company has considered to use the final surplus of its annual cash flows until these liabilities are settled;

iii.    Electricity demand growth: 2.5% p.a.;

iv.    Development of costs to be incurred: mainly, based on the expected level of inflation;

v.     Investments for infrastructure maintenance: in accordance with the service quality levels required by the regulator in the RTI;

vi.    Inflation rate;

vii.   Exchange rate.

The discount rate (WACC) in pesos varies for each year of the projection. For the first 5 years, the average of these rates is 29%.

Further, the Company has performed a sensitivity analysis in view of reasonably possible changes to these variables, and it concluded that in no case should it recognize an impairment in the value of its property, plant and equipment.

d.     Current and deferred income tax

A degree of judgment is required to determine the income tax provision inasmuch as the Company’s Management has to evaluate, on an ongoing basis, the positions taken in tax returns in respect of situations in which the applicable tax regulation is subject to interpretation and, whenever necessary, make provisions based on the amount expected to be paid to the tax authorities. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact on both the income tax and the deferred tax provisions in the period in which such determination is made.

There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. The realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, the Company’s Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

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

f.      ENRE penalties and discounts

The Company considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events, which are valued on the basis of Management best estimate of the expenditure required to settle the present obligation at the date of these financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on that which has been described in Note 2.e).i.

g.      Contingencies and provisions for lawsuits

The Company is a party to several complaints, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or compensation. The Company’s potential liability with respect to such claims, lawsuits and legal proceedings may not be accurately estimated. The Company’s Management, with the assistance of its legal advisors (attorneys), periodically analyzes the status of each significant matter and evaluates the Company’s potential financial exposure.  If the loss deriving from a complaint or legal proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded.

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

Note 7 |   Interest in joint venture

Percentage interest held		Equity attributable to the owners
in capital stock and votes		12.31.16	12.31.15
SACME	50.00%	435	433

Note 8 |    Contingencies and lawsuits

The Company has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. Based on the opinion of its legal advisors, the Company’s Management estimates that the outcome of the current contingencies and lawsuits will not exceed the amounts of the recorded provisions nor will be significant with respect to the Company’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against the Company related to legal actions for individual non-significant amounts for which a provision, which as of December 31, 2016  amounts to $ 429.3 million, has been recorded.

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

Amount: undetermined

Procedural stage of the proceedings: On February 17, 2017 the Court of Original Jurisdiction rejected the complaint and raised res judicata sua sponte, in addition to declaring that the issuance of MEyM Resolutions Nos. 6 and 7/16 and ENRE Resolution No. 1/16 rendered the application of the regulatory framework questioned by the plaintiff baseless.

Conclusion: the Company believes that the trial court’s decision is based upon the applicable law and that even in the case that such decision were appealed by the plaintiff there exist solid arguments to believe that it would be confirmed by the Appellate Court.

b.    Legal action brought by Consumidores Financieros Asociación civil para su defensa

Purpose:

1) Reimbursement of the Value Added Tax (VAT) percentage paid on the illegally “widened” taxable basis due to the incorporation of the FNEE. Distribution companies, the defendants, had not paid this tax when CAMMESA invoiced them the electricity purchased for distribution purposes.

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

Amount: undetermined

Procedural stage of the proceedings: On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. Notice of this was served upon the plaintiff. Although the plaintiff’s opposition to the requested summons had not yet been resolved, the proceedings were brought to trial, in response to which Edenor S.A. filed a motion for reversal with a supplementary appeal. The Court hearing the case granted the motion filed by Edenor S.A. and ordered that the Federal Government, the AFIP and the ENRE be summoned as third-party defendants, which has already taken place. These proceedings have been joined to those mentioned below.

Conclusion: no provision has been recorded for these claims in these financial statements as the Company believes, based on both that which has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that the proceedings will not be terminated in 2017.

c.             Legal action brought by ASOCIACIÓN DE DEFENSA DE DERECHOS DE USUARIOS Y CONSUMIDORES – ADDUC

Purpose: that the Company be ordered to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from the customers of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the VAT and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

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

Conclusion: no provision has been recorded for these claims in these financial statements as the Company believes, based on both that which has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that this legal action will not be terminated in 2017.

d.            Legal action brought by the Company (“Edenor S.A. vs ENRE Resolution No. 32/11”)

Purpose: The judicial annulment of ENRE Resolution that provided the following:

- That the Company be fined in the amount of $ 750,000 due to its failure to comply with the obligations arising from Section 25, sub-sections a, f and g, of the Concession Agreement and Section 27 of Law No. 24,065.

- That the Company be fined in the amount of $ 375,000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and ENRE Resolution No. 905/99.

- That the Company be ordered to pay customers as compensation for the power cuts suffered the following amounts: $ 180 to each small-demand residential customer (T1R) who suffered power cuts that lasted more than 12 continuous hours, $ 350 to those who suffered power cuts that lasted more than 24 continuous hours, and $ 450 to those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

Amount:  $ 22.4 million.

Procedural stage of the proceedings: On July 8, 2011, the Company requested that notice of the action be served upon the ENRE, which has effectively taken place. The proceedings are “awaiting resolution” since the date on which the ENRE answered the notice served. Furthermore, on October 28, 2011, the Company filed an appeal (“Recurso de Queja por apelación denegada”) to the CSJN concerning the provisional relief sought and not granted. On April 24, 2013, the Company was notified of Division I’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor S.A. was declared formally inadmissible. On May 3, 2013, the Company filed an ordinary appeal (“Recurso Ordinario de Apelación”) to the CSJN. Additionally, on May 13, 2013, an extraordinary appeal (“Recurso Extraordinario Federal”) was also filed to the same Court. On November 7, 2014, it was notified to the Company that Division I had rejected the ordinary appeal but partially granted the extraordinary appeal, considering for the granting thereof the federal nature of the regulations being challenged and rejecting it in relation to the arbitrariness raised by Edenor S.A. Therefore, and within the procedural term granted for such purpose, the Company filed an appeal requesting that the extraordinary appeal dismissed be sustained (“Recurso de Queja por Rec. Extraordinario Denegado”). As of the date of this report, no decision has yet been issued on this regard.

Conclusion: as of the closing date of the year ended December 31, 2016, the Company made a provision for principal and interest accrued for an amount of $ 52 million within the Other non-current liabilities account. It is estimated that this legal action may be terminated in 2017.

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

Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Agreement on the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – Adjustment Agreement) entered into with Edenor in 2006, and for damages caused as a result of such breach.

Procedural stage of the proceedings: On November 22, 2013, the Company amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the Court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which was answered by the Federal Government in due time and in proper manner.  Subsequently, Edenor S.A. reported as new event, under the terms of Section 365 of the CPCCN, the issuance by the SE of Resolution No. 32/15. After notice was served, the Court rejected the treatment thereof as an “event”, holding the Company liable for costs. The Company filed an appeal, which was admitted “with a postponed effect” (i.e. the Appellate Court will grant or reject the appeal when deciding on the granting or rejection of the appeal against final judgment). On October 16, 2015, the Attorney General’s Office requested to borrow the records for a term of 20 days, which were returned on December 1, 2015, in order to control thework done by the state’s attorneys. On December 4, 2015, the Company requested the suspension of the procedural time-limits under the terms of section 157 of the CPCCN, in accordance with the provisions of SE Resolution No. 32/15, notice of which has been served upon the defendant. On February 16, 2016, the Company reiterated the request due to the revocation of SE Resolution No. 32/15. At the date of issuance of this report, and by “agreement of the parties”, the procedural time-limits are suspended until mid-May 2017.

Regarding the motion to litigate in forma pauperis that was filed on July 2, 2013, the discovery period has ended and the period for the parties to put forward their arguments on the merits of the evidence produced has begun. At the date of issuance of these financial statements, the Company has requested the suspension of the procedural time-limits.

Conclusion: the Company believes that there exist solid legal arguments to support its claim. It is estimated that this legal action will not be terminated in 2017.

f.             Administrative proceedings DJ/36/14 initiated by the AFIP

Purpose: To accuse the Company of and have it fined for the filing of an inaccurate Minimum presumed income tax return for fiscal period 2011.

Amount: $ 5.5 million

Status: In May, 2012, the Company filed the original Minimum presumed income tax return for fiscal period 2011 with no assessed tax amount in the understanding that the payment of the tax for fiscal period 2011 when the Company’s cumulative income tax losses carry forward amounted to $ 258 million, violated recognized constitutional guarantees and reflected its lack of payment capacity in relation to the taxes levied on income, such as the Minimum presumed income tax. This situation was duly informed to the AFIP.

At the same time, in accordance with the terms of Section 322 of the CPCCN, the Company filed a declaratory judgment action (“acción declarativa de certeza”) with the Federal Court against the Federal Government, AFIP – DGI, with the aim of obtaining a declaratory judgment as to whether or not the minimum presumed income tax related to fiscal period 2011 applied in the sense resolved by the CSJN in the “Hermitage” case on June 15, 2010. In this case, the Supreme Court had declared that this tax was unconstitutional as it was deemed confiscatory.

Subsequently, the Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 7 rejected the action requested by the Company, decision which was ratified by the Court of Appeals.

Faced with this situation, and in order to avoid possible attachments or prohibitions to dispose of property that could affect the normal development of its activities for the provision of the public service, the Company decided to rectify the Minimum presumed income tax return for fiscal period 2011 and adhere to the easy payment plan implemented by AFIP General Resolution No. 3,451.

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

Additionally, and as provided for in Law No. 27,260, the fines and other penalties related to substantive obligations accrued as of May 31, 2016 will be automatically waived by operation of the law unless they have become final at the date on which the referred to Law came into effect, or the main obligation had been settled as of that date.

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

In the Company’s opinion, these fees are not applicable considering the federal regulations and applicable case law as well as the procedural status of similar cases. Therefore, the Company’s Management as well as its external legal advisors believe that there exist good reasons to support the Company’s position and have this tax claim rejected by a court of law. Therefore, the probability of an outflow of resources on account of such contingency has been regarded as low.

Note 9 |    Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.15
Cost	202,381	1,674,336	4,809,485	2,232,104	1,254,245	2,512,113	188,602	12,873,266
Accumulated depreciation	(56,376)	(576,740)	(2,054,733)	(839,389)	(460,239)	-	-	(3,987,477)
Net amount	146,005	1,097,596	2,754,752	1,392,715	794,006	2,512,113	188,602	8,885,789

Additions	-	-	431	318	134,619	2,551,494	16,387	2,703,249
Disposals	(3,035)	(15,037)	(21,641)	(67)	(686)	-	-	(40,466)
Transfers	37,564	396,416	1,301,966	297,757	32,354	(2,023,156)	(42,901)	-
Depreciation for the period	(13,922)	(48,023)	(129,721)	(74,784)	(85,132)	-	-	(351,582)
Net amount 12.31.16	166,612	1,430,952	3,905,787	1,615,939	875,161	3,040,451	162,088	11,196,990

At 12.31.16
Cost	235,709	2,048,014	6,024,954	2,523,084	1,265,502	3,040,451	162,088	15,299,802
Accumulated depreciation	(69,097)	(617,062)	(2,119,167)	(907,145)	(390,341)	-	-	(4,102,812)
Net amount	166,612	1,430,952	3,905,787	1,615,939	875,161	3,040,451	162,088	11,196,990

•            During the year ended December 31, 2016, direct costs capitalized amounted to $ 302.5 million.

•            Financial costs capitalized for the year ended December 31, 2016 amounted to $ 189,7 million.

	Lands and buildings	Substations	High, medium and low voltage ines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.14
Cost	162,192	1,444,310	4,086,201	1,953,167	632,114	1,960,435	136,188	10,374,607
Accumulated depreciation	(44,821)	(536,338)	(1,962,744)	(773,126)	(405,096)	-	-	(3,722,125)
Net amount	117,371	907,972	2,123,457	1,180,041	227,018	1,960,435	136,188	6,652,482

Additions	-	-	9,599	-	621,357	1,834,857	52,414	2,518,227
Disposals	-	-	(3,398)	(115)	-	-	-	(3,513)
Transfers	40,189	230,026	733,053	279,138	773	(1,283,179)	-	-
Depreciation for the period	(11,555)	(40,402)	(107,959)	(66,349)	(55,142)	-	-	(281,407)
Net amount 12.31.15	146,005	1,097,596	2,754,752	1,392,715	794,006	2,512,113	188,602	8,885,789

At 12.31.15
Cost	202,381	1,674,336	4,809,485	2,232,104	1,254,245	2,512,113	188,602	12,873,266
Accumulated depreciation	(56,376)	(576,740)	(2,054,733)	(839,389)	(460,239)	-	-	(3,987,477)
Net amount	146,005	1,097,596	2,754,752	1,392,715	794,006	2,512,113	188,602	8,885,789

•            During the year ended December 31, 2015, direct costs capitalized amounted to $ 271.6 million.

•            Financial costs capitalized for the year ended December 31, 2015 amounted to $ 255.9 million

Acquisition of real property:

On October 7, 2015, the Company’s Board of Directors approved the acquisition of a real property with the aim of concentrating centralized functions and reducing rental costs and the risk of future increases, for a total amount of $ 439.2 million, which, as of December 31, 2015, had been fully paid.

As security for the amount paid, the Company received a surety bond from the seller.

Disclosed in the Additions line of the Furniture, tools, vehicles, equipment and communication column.

Note 10 | Financial instruments

10.1      Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2016
Assets
Trade receivables	3,901,060	-	-	3,901,060
Other receivables	193,110	28,839	7,851	229,800
Cash and cash equivalents
Cash and Banks	194,476	-	-	194,476
Checks to be deposited	2,625	-	-	2,625
Money market funds	-	61,461	-	61,461
Financial assets at fair value through profit or loss:
Government bonds	-	387,279	-	387,279
Money market funds	-	1,606,636	-	1,606,636
Financial assets at amortized cost through profit or loss:
Government bonds	45,940	-	-	45,940
Total	4,337,211	2,084,215	7,851	6,429,277

As of December 31, 2015
Assets
Trade receivables	963,005	-	-	963,005
Other receivables	842,716	43,219	347,702	1,233,637
Cash and cash equivalents
Cash and Banks	35,145	-	-	35,145
Checks to be deposited	319	-	-	319
Money market funds	-	93,488	-	93,488
Financial assets at fair value through profit or loss:
Government bonds	-	370,161	-	370,161
Derivative financial instruments	-	197	-	197
Money market funds	-	1,213,840	-	1,213,840
Total	1,841,185	1,720,905	347,702	3,909,792

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Non-financial liabilities	Total
As of December 31, 2016
Liabilities
Trade payables	7,053,973	-	-	7,053,973
Other payables	344,188	-	4,893,897	5,238,085
Borrowings	2,823,283	-	-	2,823,283
Total	10,221,444	-	4,893,897	15,115,341

As of December 31, 2015
Liabilities
Trade payables	4,700,393	-	-	4,700,393
Other payables	345,567	-	2,197,985	2,543,552
Borrowings	2,509,773	-	-	2,509,773
Total	7,555,733	-	2,197,985	9,753,718

Financial instruments categories have been determined based on IFRS 9.

The income, expenses, gains and losses resulting from each category of financial instruments are as follow:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2016
Interest income	196,754	-	196,754
Exchange differences	96,701	3,164	99,865
Bank fees and expenses	(3,217)	-	(3,217)
Changes in fair value of financial assets	-	424,099	424,099
Adjustment to present value	(263)	3,147	2,884
Total	289,975	430,410	720,385

As of December 31, 2015
Interest income	96,225	-	96,225
Exchange differences	14,326	5,745	20,071
Bank fees and expenses	(20,117)	-	(20,117)
Changes in fair value of financial assets	-	350,543	350,543
Adjustment to present value	3,984	1,403	5,387
Total	94,418	357,691	452,109

As of December 31, 2014
Interest income	235,534	-	235,534
Exchange differences	17,432	8,082	25,514
Bank fees and expenses	(15,509)	-	(15,509)
Changes in fair value of financial assets	-	71,029	71,029
Adjustment to present value	8,282	(154)	8,128
Other	-	-	-
Total	245,739	78,957	324,696

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
As of December 31, 2016
Interest expense	(1,441,665)	-	(1,441,665)
Other financial results	(36,783)	-	(36,783)
Bank fees and expenses	42	-	42
Exchange differences	(517,573)	-	(517,573)
Total	(1,995,979)	-	(1,995,979)

As of December 31, 2015
Interest expense	(429,899)	-	(429,899)
Other financial results	(22,880)	-	(22,880)
Exchange differences	(914,844)	-	(914,844)
Net gain from the repurchase of Corporate Notes	-	-	-
Total	(1,367,623)	-	(1,367,623)

As of December 31, 2014
Interest expense	(576,504)	-	(576,504)
Other financial results	(20,224)	-	(20,224)
Bank fees and expenses	-	-	-
Exchange differences	(453,410)	-	(453,410)
Net gain from the repurchase of Corporate Notes	44,388	-	44,388
Total	(1,005,750)	-	(1,005,750)

10.2      Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

	12.31.16	12.31.15
Customers with no external credit rating:
Group 1 (i)	3,479,399	426,468
Group 2 (ii)	121,206	232,407
Group 3 (iii)	300,455	304,130
Total trade receivables	3,901,060	963,005

(i) Relates to customers with debt to become due
(ii) Relates to customers with past due debt from 0 to 3 months.
(iii) Relates to customers with past due debt from 3 to 12 months.

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of these financial assets.

Note 11 | Other receivables

	Note	12.31.16	12.31.15
Non-current:
		-	-
Minimum national income tax		-	74,056
Financial credit		43,636	72,656
Related parties	35.d	6,856	7,065
Total Non-current		50,492	153,777

Current:
Prepaid expenses		3,589	3,473
Credit form Income recognition on account of the RTI - SE Resolution 32/15		-	650,938
Value added tax		-	248,364
Advances to suppliers		2,561	20,762
Advances to personnel		1,701	1,047
Security deposits		8,385	6,933
Financial credit		40,461	16,362
Receivable with FOCEDE (1)		-	49,536
Receivables from electric activities		142,979	65,694
Related parties	35.d	766	7,076
Guarantee deposits on derivative financial instruments		-	16,555
Judicial deposits		13,546	10,482
Other		19	390
Allowance for the impairment of other receivables		(34,699)	(17,752)
Total Current		179,308	1,079,860

(1)   On June 23, 2016, the Company received $ 86.3 million, in accordance with the provisions of ENRE Resolution No. 2/16, formalizing the definitive termination and liquidation of the aforementioned trust (see Note 2.c).V). As of December 31, 2015, the Company’s net position with the FOCEDE was comprised of the following:

12.31.15
Fixed charge Res. 347/12 collected from customers and not transferred	(7,204)
Funds received in excess of that transferred to FOCEDE from fixed charge Res. 347/12	191,722
Outstanding receivables from extraordinary Investment Plan	18,281
Provision for FOCEDE expenses	(153,263)
49,536

The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.16	12.31.15	12.31.14
Balance at beginning of year	17,752	16,647	20,412
Increase	16,947	1,105	2,845
Decrease	-	-	(4,771)
Recovery	-	-	(1,839)
Balance at end of the period	34,699	17,752	16,647

The aging analysis of these other receivables is as follows:

	12.31.16	12.31.15
Unexpired	21,931	49,536
Past due	108,299	63,281
Up to 3 months	17,024	929,022
From 3 to 6 months	12,062	11,380
From 6 to 9 months	10,053	5,366
From 9 to 12 months	9,939	21,275
More than 12 months	50,492	153,777
Total other receivables	229,800	1,233,637

At the Statement of Financial Position date, the maximuexposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in the following currencies:

	12.31.16	12.31.15
Argentine pesos	229,800	1,222,444
US dollars	-	11,193
Total other receivables	229,800	1,233,637

Note 12 | Trade receivables

	12.31.16	12.31.15
Current:
Sales of electricity - Billed	2,524,981	709,568
Sales of electricity – Unbilled (1)	1,582,591	216,012
Framework Agreement	8,222	73,097
Fee payable for the expansion of the transportation and others	22,397	20,842
Receivables in litigation	22,551	22,847
Allowance for the impairment of trade receivables	(259,682)	(79,361)
Total Current	3,901,060	963,005

(1)   As of December 31, 2016, the billing was affected by the effects of the provisional remedies detailed in Note 2.c.VIII.

The carrying amount of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	12.31.16	12.31.15	12.31.14
Balance at beginning of year	79,361	84,562	73,185
Increase	210,745	22,979	18,686
Decrease	(30,424)	(28,180)	(7,309)
Balance at end of the period	259,682	79,361	84,562

The aging analysis of these trade receivables is as follows:

	12.31.16	12.31.15
Not due	8,222	-
Past due	421,661	536,536
Up to 3 months	3,471,177	426,469
Total trade receivables	3,901,060	963,005

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in Argentine pesos.

Sensitivity analysis of the allowance for impairment of trade receivables:

-       5% increase in the uncollectibility rate estimate

12.31.16
Contingencies
change	270,722
11,040

-       5% decrease in the uncollectibility rate estimate

12.31.16
Contingencies	248,643
change	(11,039)

Note 13 | Financial assets at fair value through profit or loss

	12.31.16	12.31.15
Non-current
Government bonds	-	23,567
Total Non-current	-	23,567

Current
Government bonds	387,279	346,594
Money market funds	1,606,636	1,213,840
Total current	1,993,915	1,560,434

Note 14 | Financial assets at amortized cost

	12.31.16	12.31.15
Non-current
Government bonds	44,429	-
Total Non-current	44,429	-

Current
Government bonds	1,511	-
Total Non-current	1,511	-

Note 15 | Inventories

	12.31.16	12.31.15
Current
Supplies and spare-parts	230,291	120,512
Advance to suppliers	57,519	14,355
Total inventories	287,810	134,867

Note 16 | Cash and cash equivalents

	12.31.16	12.31.15
Cash and banks	197,101	35,464
Money market funds	61,461	93,488
Total cash and cash equivalents	258,562	128,952

Note 17 | Share capital and additional paid-in capital

As of December 31, 2016, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

No changes have occurred in the Company’s Share Capital structure in the last three fiscal years.

Listing of the Company’s shares

The Company’s shares are listed on the Buenos Aires Stock Exchange and are part of the Merval Index.

Furthermore, with the SEC’s prior approval, the Company’s ADSs (American Depositary Shares), each representing 20 common shares of the Company, began to be traded on the NYSE (New York Stock Exchange) as from April 24, 2007.

The listing of ADSs on the NYSE is part of the Company’s strategic plan to increase both its liquidity and the volume of its shares.

Acquisition of the Company’s own shares

During fiscal year 2008, the Company acquired 9,412,500 Class B treasury shares with a nominal value of 1 peso. The amount disbursed to acquire these shares totaled $ 6.1 million, which was deducted from unappropriated retained earnings of the equity attributable to the owners of the Company at that date. At the date of these financial statements, these shares are held as “treasury stock”. The Company is entitled to reissue these shares at a future date.

On November 18, 2014, the Company held the General Annual Meeting which resolved by majority of votes to extend for another 3 years the term for holding the treasury shares acquired within the framework of Section 68 of Law No. 17,811 (text consolidated by Decree No. 677/01). All the shares issued have been fully paid-in.

Section 206 – Business Organizations Law

The negative results recorded by the Company as of December 31, 2016, consume 100% of the reserves and more than 50% of its share capital. Section 206 of the Business Organizations Law provides for the mandatory capital stock reduction where this situation occurs. Therefore, the Company shareholders must analyze alternatives in conformity with the applicable regulations to rectify this situation.

At the date of issuance of these financial statements, and in the light of the recent conclusion of the tariff structure review, the Company’s Board of Directors is currently analyzing the impact thereof on the Company’s financial position, estimating that its result will allow the Company to revert this situation.

Note 18 | Allocation of profits

Restrictions on the distribution of dividends

                 i.          In accordance with the provisions of Law No. 19,550, the General Annual Meeting held on April 28, 2016 resolved that the profit for the year ended December 31, 2015 be allocated to the Unappropriated Retained Earnings account and the statutory and discretionary reserves.

               ii.          In accordance with the provisions of Law No. 25,063, passed in December 1998, dividends to be distributed, whether in cash or in kind, in excess of accumulated taxable profits at the fiscal year-end immediately preceding the date of payment or distribution, shall be subject to a final 35% income tax withholding, except for those dividends distributed to shareholders who are residents of countries benefiting from conventions for the avoidance of double taxation, who will be subject to a lower tax rate.

              iii.          In accordance with the provisions of Business Organizations Law No. 19,550, not less than five percent (5%) of the net profit arising from the Statement of Income for the year must be allocated to a reserve, until it equals twenty percent (20%) of the Share Capital.

              iv.          MEyM Resolution No. 7/16 provides that the Company shall not distribute dividends in accordance with clause 7.4 of the Adjustment Agreement.

Note 19 | Trade payables

		12.31.16	12.31.15
Non-current
Customer guarantees		83,045	67,509
Customer contributions		98,167	105,757
Funding contributions - substations		51,700	51,700
Total Non-current		232,912	224,966

Current
		2,956,726	2,714,263
Provision for unbilled electricity purchases - CAMMESA (1)		2,512,800	646,183
Suppliers		958,460	817,891
Advance to customer (1)		197,020	-
Customer contributions		136,689	147,775
Discounts to customers		37,372	125,809
Funding contributions - substations		21,790	23,506
Related parties	35.d	204	-
Total Current		6,821,061	4,475,427

(1)   As of December 31, 2016, includes the effects of the provisional remedies detailed in Note 2.c).VIII.

The fair values of non-current customer contributions as of December 31, 2016 and 2015 amount to $ 131.7 million and $ 127.1 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a market rate for this type of transactions. The fair value category applied thereto was Level 3 category.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note 20 | Other payables

	Note	12.31.16	12.31.15
Non-current
Loans (mutuum) with CAMMESA		1,346,807	1,099,760
ENRE penalties and discounts		3,477,351	1,004,043
Liability with FOTAE		172,991	155,752
Payment agreements with ENRE		106,177	132,323
Total Non-current		5,103,326	2,391,878

Current
ENRE penalties and discounts		56,164	62,720
Related parties	35.d	4,756	3,447
Advances for works to be performed		13,575	31,462
Payment agreements with ENRE		60,264	54,006
Other		-	39
Total Current		134,759	151,674

The carrying amount of the Company’s other financial payables approximates their fair value.

Note 21 | Deferred revenue

	12.31.16	12.31.15
Non-current
Nonrefundable customer contributions	199,990	153,816
Total Non-current	199,990	153,816

	12.31.16	12.31.15
Current
Nonrefundable customer contributions	764	764
Total Current	764	764

Note 22 | Borrowings

	Note	12.31.16	12.31.15
Non-current
Corporate notes (1)		2,769,599	2,341,098
Related parties	35.e	-	119,877
Total non-current		2,769,599	2,460,975

Current
Interest from corporate notes		53,684	46,688
Related parties	35.e	-	2,110
Total current		53,684	48,798

(1)   Net of debt repurchase and issuance expenses.

On July 12, 2016, the Company redeemed the Fixed Rate par Corporate Notes due in 2017. The outstanding amount redeemed at 100% of the corporate notes nominal value totaled USD 14.8 million, plus interest accrued of USD 0.4 million

The fair values of the Company’s non-current borrowings (Corporate Notes) as of December 31, 2016 and 2015 amount approximately to $ 2.9 billion and $ 2.4 billion, respectively. Such values were calculated on the basis of the estimated market price of the Company’s Corporate Notes at the end of each year. The fair value category applied thereto was Level 1 category.

On February 2, 2016, the Company repurchased at market prices the “Fixed Rate Class 9 par Corporate Notes” due in 2022 for an amount of USD 0.3 million nominal value.

The Company’s borrowings are denominated in the following currencies:

	12.31.16	12.31.15
US dollars	2,823,283	2,509,773
	2,823,283	2,509,773

The maturities of the Company’s borrowings and their exposure to interest rate are as follow:

	12.31.16	12.31.15
Fixed rate
Less than 1 year	53,684	48,798
From 2 to 4 years	-	192,470
More than 4 years	2,769,599	2,268,505
	2,823,283	2,509,773

The roll forward of the Company’s borrowings during the year was as follows:

	12.31.16	12.31.15	12.31.14
Balance at beginning of the year	2,509,773	1,632,403	1,350,532
Interest paid	(265,950)	(172,923)	(155,251)
Primcipal paid	-	-	(424)
Repurchase of Corporate Notes by the trust	(4,866)	-	(91,638)
Paid from the repurchase of Corporate Notes	(221,846)	-	-
Gain from the repurchase of Corporate Notes	(42)	-	(52,848)
Exchange difference and interest accrued	791,516	961,519	490,814
Costs capitalized	14,698	88,774	91,218
Balance at the end of the year	2,823,283	2,509,773	1,632,403

   Corporate Notes programs

The Company is included in a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.15	Debt repurchase	Debt structure at 12.31.16	At 12.31.16
Fixed Rate Par Note	7	10.50	2017	14.76	(14.76)	-	-
Fixed Rate Par Note (1)	9	9.75	2022	172.17	(0.30)	171.87	2,769.60
Total				186.93	(15.06)	171.87	2,769.60

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.14	Debt repurchase	Debt structure at 12.31.15	At 12.31.15
Fixed Rate Par Note	7	10.50	2017	14.76	-	14.76	192.47
Fixed Rate Par Note (1)	9	9.75	2022	172.17	-	172.17	2,268.51
Total				186.93	-	186.93	2,460.98

(1)   Net of issuance expenses.

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

- the Company’s long-term debt rating is raised to Investment Grade, or

- the Company’s Level of Indebtedness is equal to or lower than 2.5.

If the Company subsequently losses its Investment Grade rating or its Level of Indebtedness is higher than 2.5, as applicable, the suspended negative covenants will be once again in effect.

At the date of issuance of these financial statements, the previously mentioned ratios have been complied with.

Note 23 | Salaries and social security taxes

a.    Salaries and social security taxes payable

	12.31.16	12.31.15
Non-current
Early retirements payable	5,149	6,324
Seniority-based bonus	89,168	73,715
Total non-current	94,317	80,039

Current
Salaries payable and provisions	912,275	639,293
Social security payable	115,793	89,331
Early retirements payable	4,119	4,507
Total current	1,032,187	733,131

The carrying amount of the Company’s salaries and social security taxes payable approximates their fair value.

b.    Salaries and social security taxes charged to profit or loss

	12.31.16	12.31.15	12.31.14
Salaries	2,539,345	1,791,286	1,414,922
Social security taxes	987,523	696,611	449,464
Total salaries and social security taxes	3,526,868	2,487,897	1,864,386

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which as of December 31, 2016 and 2015 amount to $ 4.1 million and $ 4.5 million (current) and $ 5.1 million and $ 6.3 million (non-current), respectively.

The seniority-based bonus included in collective bargaining agreements in effect consists of a bonus to be granted to personnel with a certain amount of years of service. As of December 31, 2016 and 2015, the liabilities related to these obligations amount to $ 89.2 million and $ 73.7 million, respectively.

As of December 31, 2016 and 2015, the number of employees amounts to 4,746 and 4,696, respectively.

Note 24 | Benefit plans

The defined benefit plans granted to Company employees consist of a bonus for all the employees who have the necessary years of service and have made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary in accordance with the collective bargaining agreement and for non-unionized personnel.

	12.31.16	12.31.15
Non-current	266,087	204,386
Current	33,370	28,291
Total Benefit plans	299,457	232,677

The detail of the benefit plan obligations as of December 31, 2016 and 2015 is as follows:

	12.31.16	12.31.15
Benefit payment obligations at beginning of year	232,677	160,921
Current service cost	23,277	29,241
Interest cost	82,128	60,013
Actuarial losses	(7,817)	3,678
Benefits paid to participating employees	(30,808)	(21,176)
Benefit payment obligations at year end	299,457	232,677

As of December 31, 2016 and 2015, the Company does not have any assets related to post-retirement benefit plans.

The detail of the charge recognized in the Statement of Comprehensive Income is as follows:

	12.31.16	12.31.15	12.31.14
Cost	23,277	29,241	8,080
Interest	82,128	60,013	43,345
Actuarial results - Other comprehensive loss	(7,817)	3,678	17,823
	97,588	92,932	69,248

The actuarial assumptions used are based on market interest rates for Argentine government bonds, past experience, and the Company Management’s best estimate of future economic conditions. Changes in these assumptions may affect the future cost of benefits and obligations. The main assumptions used are as follow:

	12.31.16	12.31.15
Discount rate	5%	6%
Salary increase	1%	2%
Inflation	21%	32%

Sensitivity analysis:

12.31.2016
Discount Rate: 4%
Obligation	325,810
Variation	26,353
9%

Discount Rate: 6%
Obligation	276,897
Variation	(22,560)
(8%)

Salary Increase : 0%
Obligation	275,890
Variation	(23,567)
(8%)

Salary Increase: 2%
Obligation	326,613
Variation	27,156
9%

The expected payments of benefits are as follow:

	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years
At December 31, 2016
Benefit payment obligations	33,371	5,646	5,808	6,374	7,754

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

Liabilities related to the above-mentioned benefit plans have been determined considering all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2016.

These benefits do not apply to key management personnel.

Note 25 | Income tax and tax on minimum presumed income / Deferred tax

The analysis of deferred tax assets and liabilities is as follows:

	12.31.15	Charged to profit and loss	Charged to other comprenhensive income	12.31.16
Deferred tax assets
Tax loss carryforward	-	4,172	-	4,172
Inventories	309	4,784	-	5,093
Trade receivables and other receivables	41,329	97,487	-	138,816
Trade payables and other payables	332,939	790,617	-	1,123,556
Salaries and social security taxes payable	18,923	5,577	-	24,500
Benefit plans	81,437	26,109	(2,736)	104,810
Tax liabilities	14,466	1,268	-	15,734
Provisions	115,522	34,722	-	150,244
Deferred tax asset	604,925	964,736	(2,736)	1,566,925

Deferred tax liabilities:
Property, plant and equipment	(505,528)	6,386	-	(499,142)
Financial assets at fair value through profit or loss	(39,608)	(743)	-	(40,351)
Borrowings	(9,741)	1,327	-	(8,414)
Deferred tax liability	(554,877)	6,970	-	(547,907)

Net deferred tax (liabilities) assets	50,048	971,706	(2,736)	1,019,018

	12.31.14	Charged to profit and loss	Charged to other comprenhensive income	12.31.15
Deferred tax assets
Inventories	197	112	-	309
Derivative financial instruments	2,063	(2,063)	-	-
Trade receivables and other receivables	26,851	14,478	-	41,329
Trade payables and other payables	347,324	(14,385)	-	332,939
Salaries and social security taxes payable	20,935	(2,012)	-	18,923
Benefit plans	56,323	23,827	1,287	81,437
Tax liabilities	13,893	573	-	14,466
Provisions	47,657	67,865	-	115,522
Deferred tax asset	515,243	88,395	1,287	604,925

Deferred tax liabilities:
Property, plant and equipment	(417,006)	(88,522)	-	(505,528)
Financial assets at fair value through profit or loss	-	(39,608)	-	(39,608)
Borrowings	(11,070)	1,329	-	(9,741)
Deferred tax liability	(428,076)	(126,801)	-	(554,877)

Net deferred tax (liabilities) assets	87,167	(38,406)	1,287	50,048

	12.31.16	12.31.15
Deferred tax assets:
To be recover in less than 12 moths	432,952	311,207
To be recover in more than 12 moths	1,135,858	295,602
Deferred tax asset	1,568,810	606,809

Deferred tax liabilities:
To be recover in less than 12 moths	(155,064)	(135,879)
To be recover in more than 12 moths	(394,728)	(420,882)
Deferred tax liability	(549,792)	(556,761)

Net deferred tax assets (liabilities)	1,019,018	50,048

Furthermore, the Company has recognized the Tax on minimum presumed income accrued in the year and paid in prior fiscal years as a receivable because it estimates that it may be computed as a payment on account of income tax in future fiscal years.

The receivable from the Minimum presumed income tax for an amount of $ 64.4 million is disclosed netting in the Income tax/tax on minimum presumed income payable, net account.

The detail of the minimum presumed income receivable is as follows:

Minimum presumed income tax credit	12.31.16	Year of expiration
2012	20,506	2022
2013	43,950	2023
	64,456

The detail of the income tax expense for the year includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; (ii) the effect of applying the deferred tax method which recognizes the effect of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes:

	12.31.16	12.31.15	12.31.14
Deferred tax	971,706	(38,406)	154,356
Current tax	(243,666)	(145,324)	-
Difference between provision and tax return	15,022	-	-
Income tax expense	743,062	(183,730)	154,356

	12.31.16	12.31.15	12.31.14
(Loss) Profit for the period before taxes	(1,931,710)	1,326,173	(934,072)
Applicable tax rate	35%	35%	35%
Profit (Loss) for the period at the tax rate	676,099	(464,161)	326,925

Gain from interest in joint ventures	1	-	2
Non-taxable income	69,368	44,595	-
Other	(1)	-	(25)
Difference between provision and tax return	(2,405)	(42,332)	10,521
Subtotal	743,062	(461,898)	337,423
Unrecognized net deferred tax assets/liabilities	-	282,399	(183,067)
Expiration of tax loss-carryforwards	-	(4,231)	-
Income tax expense	743,062	(183,730)	154,356

Note 26 |                    Income tax / tax on minimum presumed income payable, net

	12.31.16	12.31.2015
Income tax provision	243,666	425,555
Tax loss carryforward (1)	-	(280,231)
Income tax provision net of tax loss carryfoward	243,666	145,324
Minimum presumed income tax credit	(64,456)	(66,714)
Unrestricted tax credit	-	(43,510)
Tax withholdings	(24,005)	(18,768)
Income tax provision net	155,205	16,332

(1)   As of December 31, 2015, the Company generated positive tax results, which allowed for the recognition of accrued tax losses carry forward.

Note 27 | Tax liabilities

	12.31.16	12.31.15
Non-current
Tax regularization plan	680	1,922
Total Non-current	680	1,922

Current
Provincial, municipal and federal contributions and taxes	377,430	73,805
VAT payable	725,553	-
Tax withholdings	78,909	32,750
SUSS withholdings	2,785	-
Municipal taxes	57,832	44,983
Tax regularization plan	1,979	1,877
Total Current	1,244,488	153,415

Note 28 | Leasings

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

As of December 31, 2016 and 2015, future minimum payments with respect to operating assignments of use are as follow:

	12.31.16	12.31.15
2016	-	47,897
2017	40,639	19,464
2018	7,649	6,321
2019	9,495	4,310
2020	5,700	147
2021	1,850	147
Total future minimum lease payments	65,332	78,286

Total expenses for operating assignments of use for the years ended December 31, 2016 and 2015 are as follow:

	12.31.16	12.31.15	12.31.14
Total lease expenses	68,483	42,440	31,043

•         As assignor

The Company has entered into operating assignment of use contracts with certain cable television companies granting them the right to use the poles of the Company’s network. Most of these contracts include automatic renewal clauses.

As of December 31, 2016 and 2015, future minimum collections with respect to operating assignments of use are as follow:

	12.31.16	12.31.15
2016	-	90,522
2017	108,743	84,949
2018	108,511	251
2019	103,090	-
Total future minimum lease collections	320,344	175,722

Total income from operating assignments of use for the years ended December 31, 2016 and 2015 is as follows:

	12.31.16	12.31.15	12.31.14
Total lease income	108,228	76,417	57,463

Note 29 | Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.14	112,095	24,068

Increases	147,478	78,971
Decreases	-	(32,550)
At 12.31.15	259,573	70,489
Increases	81,787	69,260
Decreases	(3)	(51,837)
At 12.31.16	341,357	87,912

Note 30 | Revenue from sales

	12.31.16	12.31.15	12.31.14
Sales of electricity (1) (2)	12,952,666	3,720,442	3,536,147
Right of use on poles	108,228	76,417	57,463
Connection charges	15,893	4,195	3,929
Reconnection charges	2,822	1,108	837
Total Revenue from sales	13,079,609	3,802,162	3,598,376

(1) Includes revenue from the application of ENRE Resolution No. 347/12 for $ 1.3 billion and $ 535.5 million for the years ended December 31, 2016 and 2015, respectively.

(2) As of December 31, 2016, includes the effects of the provisional remedies detailed in Note 2.c).VIII

Note 31 | Expenses by nature

The detail of expenses by nature is as follows:

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	2,586,293	437,863	502,712	3,526,868
Pension plans	77,295	13,086	15,024	105,405
Communications expenses	25,072	128,963	10,423	164,458
Allowance for the impairment of trade and other receivables	-	227,692	-	227,692
Supplies consumption	276,201	-	34,571	310,772
Leases and insurance	436	-	87,791	88,227
Security service	67,541	11,485	43,636	122,662
Fees and remuneration for services	453,738	468,516	394,373	1,316,627
Public relations and marketing	-	-	18,955	18,955
Advertising and sponsorship	-	-	9,765	9,765
Reimbursements to personnel	904	170	774	1,848
Depreciation of property, plants and equipments	284,786	49,334	17,462	351,582
Directors and Supervisory Committee members’ fees	-	-	5,999	5,999
ENRE penalties	2,374,242	182,422	-	2,556,664
Taxes and charges	-	97,028	14,686	111,714
Other	706	137	6,154	6,997
At 12.31.16	6,147,214	1,616,696	1,162,325	8,926,235

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of December 31, 2016 for $ 302.5 million.

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

Note 32 | Other operating expense, net

		12.31.16	12.31.15	12.31.14
Other operating income
Services provided to third parties		62,495	59,809	33,305
Commissions on municipal taxes collection		21,441	14,775	12,040
Recovery of allowance of trade receivables and other receivables		-	-	1,839
Related parties	35.a	500	-	5,020
Income from non-reimbursable customer contributions		764	764	764
Others		2,726	4,613	205
Total other operating income		87,926	79,961	53,173

Other operating expense
Net expense from technical services		(17,877)	(12,900)	(16,236)
Gratifications for services		(35,442)	(43,192)	(24,985)
Cost for services provided to third parties		(31,946)	(52,421)	(25,265)
Severance paid		(15,697)	(11,801)	(8,202)
Debit and Credit Tax		(156,152)	(85,138)	(64,720)
Other expenses - FOCEDE		(14,653)	(59,563)	(97,701)
Provision for contingencies		(151,047)	(226,449)	(75,417)
Disposals of property, plant and equipment		(40,466)	(3,513)	(959)
Other		(666)	(7,530)	(5,193)
Total other operating expense		(463,946)	(502,507)	(318,678)
Other operating expense, net		(376,020)	(422,546)	(265,505)

Note 33 | Net financial expense

	12.31.16	12.31.15	12.31.14
Financial income
Commercial interest	134,092	46,109	43,265
Financial interest	62,662	50,116	192,269
Total financial income	196,754	96,225	235,534

Financial expenses
Interest and other (1)	(410,940)	(233,769)	(111,356)
Fiscal interest	(9,837)	(3,652)	(5,477)
Commercial interest (2)	(1,020,888)	(192,478)	(459,671)
Bank fees and expenses	(3,217)	(20,117)	(15,509)
Total financial expenses	(1,444,882)	(450,016)	(592,013)

Other financial results
Exchange differences	(417,708)	(894,773)	(427,896)
Adjustment to present value of receivables	2,884	5,387	8,128
Changes in fair value of financial assets (3)	424,099	350,543	71,029
Net gain from the repurchase of Corporate Notes	42	-	44,388
Other financial expense	(36,783)	(22,880)	(20,224)
Total other financial expense	(27,466)	(561,723)	(324,575)
Total net financial expense	(1,275,594)	(915,514)	(681,054)

(1)   Net of interest capitalized as of December 31, 2016, 2015 and 2014 for $ 189.7 million, $ 255.9 million and $ 123.9 million, respectively.

(2)   As of December 31, 2015, such amount is net of the gain recorded from the agreement with CAMMESA instructed by SE Resolution No. 32/15.

(3)   Includes changes in the fair value of financial assets on cash equivalents as of December 31, 2016, 2015 and 2014 for $ 19.9 million, $ 26.9 million and $ 17.6 million, respectively.

Note 34 | Basic and diluted (loss) earnings per share

Basic

The basic (loss) earnings per share are calculated by dividing the (loss)/profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2016 and 2015, excluding common shares purchased by the Company and held as treasury shares.

The basic (loss) earnings per share coincide with the diluted (loss) earnings per share, inasmuch as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	12.31.16	12.31.15	12.31.14
(Loss) Profit for the period attributable to the owners of the Company	(1,188,648)	1,142,443	(779,716)
Weighted average number of common shares outstanding	897,043	897,043	897,043
Basic and diluted (loss) profit earnings per share – in pesos	(1.33)	1.27	(0.87)

Note 35 | Related-party transactions

•            The following transactions were carried out with related parties:

a.             Income

Company	Concept	12.31.16	12.31.15	12.31.14

CYCSA	Other income	9,598	6,188	5,018
Transener	Reimbursement expenses	200	-	-
Transba	Reimbursement expenses	300	-	-
PYSSA	Advertising on EDENOR bill	-	-	2
		10,098	6,188	5,020

b.         Expense

Company	Concept	12.31.16	12.31.15	12.31.14

EASA	Technical advisory services on financial matters	(36,708)	(22,791)	(20,134)
SACME	Operation and oversight of the electric power transmission system	(35,436)	(27,331)	(19,605)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	(3,454)	(679)	(1,230)
PYSSA	Financial and granting of loan services to customers	(21)	(89)	(90)
OSV	Hiring life insurance for staff	(6,227)	-	-
PISA	Interest Corporate Notes 2022	-	(2,110)	-
		(81,846)	(53,000)	(41,059)

c.         Key Management personnel’s remuneration

	12.31.16	12.31.15	12.31.14
Salaries	124,386	85,063	40,539
	124,386	85,063	40,539

•            The balances with related parties are as follow:

d.         Receivables and payables

	12.31.16	12.31.15
Other receivables - Non current
SACME	6,856	7,065
	6,856	7,065

Other receivables - Current
CYCSA	-	6,406
SACME	766	662
PYSSA	-	8
	766	7,076

	12.31.16	12.31.15
Trade payables
PYSSA	(204)	-
	(204)	-

	12.31.16	12.31.15
Other payables
SACME	(4,756)	(3,447)
	(4,756)	(3,447)

e.         Borrowings

	12.31.16	12.31.15
Borrowings - Non current
PISA	-	(119,877)
	-	(119,877)

Borrowings - Current
PISA	-	(2,110)
	-	(2,110)

The other receivables with related parties are not secured and do not accrue interest. No allowances have been recorded for these concepts in any of the periods covered by these financial statements.

According to IAS 24, paragraphs 25 and 26, the Company applies the exemption from the disclosure requirement of transactions with related parties when the counterpart is a governmental agency that has control, joint control or significant influence. As of December 31, 2016, the ANSES holds Corporate Notes of the Company due in 2022 for $ 317 million (USD 20 million nominal value).

The agreements with related parties that were in effect throughout fiscal year 2016 are detailed below:

(a)   Agreement with Comunicaciones y Consumos S.A.

During 2007 and 2008, the Company and CYCSA entered into agreements pursuant to which the Company granted CYCSA the exclusive right to provide telecommunications services to the Company customers through the use of the Company’s network in accordance with the provisions of Executive Order 764/00 of the PEN, which contemplates the integration of voice, data and image transmission services through the existing infrastructure of electricity distribution companies such as the Company’s network, as well as the right to use the poles and towers of overhead lines under certain conditions. Additionally, the Company has the right to use part of the optical fiber capacity. In accordance with the terms of the agreement, CYCSA will be responsible for all maintenance expenses and expenses related to the adapting of the Company’s network for the rendering of such telecommunications services. The term of the agreement, which was originally ten years to commence from the date on which CYCSA’s license to render telecommunications services were approved, was subsequently extended to 20 years by virtue of an addendum to the agreement. In consideration of the use of the network, CYCSA grants the Company 2% of the annual charges collected from customers, before taxes, as well as 10% of the profits obtained from provision of services.

As from December 1, 2016, CYCSA is no longer a related party.

(b)   Agreement with SACME

In the framework of the regulation of the Argentine electric power sector established by Law No. 24,065 and SE Resolution No. 61/92, and after the awarding of the distribution areas of the city and metropolitan area of Buenos Aires to Edenor S.A. and Edesur S.A., the bidding terms and conditions of the privatization provided that both companies were required to organize SACME to operate the electric power supervision and control center of the transmission and sub-transmission system that feeds the market areas transferred to those companies. For such purpose, on September 18, 1992 SACME was organized by Edenor S.A. and Edesur S.A.

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

The operating costs borne by the Company during fiscal year 2016 amounted to $ 35.4 million.

(c)   Agreement with EASA

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

(d)   Orígenes Seguros de Vida

In the framework of the process for the taking out of the mandatory life insurance for its personnel, the Company invited different insurance companies to submit their proposals. After having been analyzed, the one submitted by OSV was selected as the best proposal. This transaction was approved by the Company’s Board of Directors at the Board meeting held on March 8, 2016, with the Auditing Committee’s prior favorable opinion.

The operating costs borne by the Company in fiscal year 2016 amounted to $ 6.2 million.

•              The ultimate controlling company of Edenor S.A. is PESA.

Note 36 |    Trust for the Management of Electric Power Transmission Works

Due to the constant increase recorded in the demand for electricity during 2005, the SE, through Resolution No. 1875/05, established that the interconnection works through an underground power cable at 220 kV between Costanera and Puerto Nuevo Transformer Stations with Malaver Transformer Station were necessary. These works require not only the execution of expansion works but also new layout-designs of the High-Voltage subsystems of Edenor S.A. and Edesur S.A.’s networks.  In addition, it established that a fraction of the electricity rate increase granted to distribution companies by ENRE Resolution 51/07 (as mentioned in Note 2.c.I), would be used to finance up to 30% of the total execution cost of these works, with the remaining 70% of the total cost of the works being absorbed by the MEM’s demand. Fund inflows and outflows related to the aforementioned expansion works are managed by the Works Trust Fund SE Resolution 1/03, which acts as the link among CAMMESA, the Contracting Distribution Companies and the companies that would have been awarded the contracts for the provision of engineering services, supplies and main pieces of equipment as well as those for the execution of the works and provision of minor supplies.

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

As of December 31, 2015, the Company recognized as facilities in service in the Property, plant and equipment account its participation in the works for an estimated value of $ 141.8 million, including financial charges. As of December 31, 2016 and 2015, the contribution of $ 173 million and $ 155.8 million, respectively, was pending, a debt which is disclosed in the Other payables account of non-current liabilities.

Note 37 |    Electric works arrangement - Agreement for the supply of electric power to Mitre and Sarmiento railway lines

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

The financed amount of $ 54.4 million will be reimbursed by the Company in 72 monthly and consecutive installments, as from the first month immediately following the date on which the Works are authorized and brought into service.

As of December 31, 2016, the Company recorded $ 63.8 million as non-current deferred revenue and $ 53.4 million as non-current trade payables – Customer contributions.

Note 38 |    Construction works - San Miguel and San Martín Transformer Centers

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

The works, whose ownership was assigned to the Company, were carried out by the Company with the contributions made by ENARSA. As of December 31, 2016, the Company continues to recognize liabilities for this concept in the Deferred revenue account.

Note 39 |    Agreement for the execution of works - La Matanza Municipality

In April 2015, the Company and La Matanza Municipality entered into an agreement for the execution of works aimed at improving the electricity service. The amount of the agreement totals $ 103.8 million, including applicable taxes and charges.

It was agreed that after the completion of each work and upon the presentation of the respective invoices, the new facilities will be assigned free of charge in order for the Company to proceed with the start-up of the facilities and the subsequent operation and maintenance thereof

The Public Works Secretariat of the MPFIPyS agrees to provide financial assistance to La Matanza Municipality, on the basis of an arrangement signed between the parties, for the total amount of the agreement.

As of December 31, 2016, the Company recorded $ 59.1 million as non-current deferred revenue.

Note 40 |    Request for Removal of facilities to carry out expansion works in Jorge Newbery Airport Southern Head Station

In December 2013, the Company and the ANAC entered into an agreement for the removal of High, Medium and Low Voltage facilities.

The ANAC requires of Edenor S.A. the rectification of a 3.9 km-long section of a 132 kV cable that links Nuevo Puerto Sub-station with Libertador and Vicente López Sub-stations, the rectification of a 2.35 km-long section of a 27.5 kV cable that links Nuevo Puerto and Puerto Nuevo Sub-stations with AySA and Jorge Newbery Airport, the rectification of a 5.5 km-long section of a 13.2 kV cable, the moving of 3 Medium-to-Low Voltage transformer centers, and the laying of 3.1 km of Low-voltage cable.

It was agreed that the ANAC would contribute the funds, subject to the progress of the works, for a total of $ 60.4 million (which includes indirect costs but does not include taxes, VAT, or the Municipal contribution).

As of December 31, 2016, the Company recorded $ 52.6 million as non-current deferred revenue.

Note 41 |    Merger process – EMDERSA HOLDING S.A.

On December 20, 2013, the Company Extraordinary Shareholders’ Meeting approved the merger of Emdersa Holding S.A. (as the acquired company, which will be dissolved without liquidation) with and into Edenor S.A. (as the acquiring and surviving company), as well as all the documentation and information required for such purpose by the applicable regulations. The effective reorganization date for legal, accounting and tax purposes is retroactive to October 1, 2013.  At the date of issuance of these financial statements, the administrative approval thereof by the IGJ is in process.

Note 42 |    Safekeeping of documentation

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

-          1245 Azara St. – City of Buenos Aires

-          2163 Don Pedro de Mendoza Av. – City of Buenos Aires

-          2482 Amancio Alcorta Av. – City  of Buenos Aires

-          Tucumán St. on the corner of El Zonda, Carlos Spegazzini City, Ezeiza, Province of Buenos Aires

The detail of the documentation stored outside the Company’s offices for safekeeping purposes, as well as the documentation referred to in Section 5 sub-section a.3) of Caption I of Chapter V of Title II of the Regulations (Technical Rule No. 2,013, as amended) is available at the Company’s registered office.

Note 43 |    Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2016 resolved, among other issues, the following:

-          To approve the Annual Report and the Financial Statements of Edenor S.A. as of December 31, 2015;

-          To appoint Directors and alternate Directors;

-          To approve the actions taken by the Directors and Supervisory Committee members, together with the remuneration thereof;

-          To appoint the authorities and the external auditors for the current fiscal year;

-          To allocate to the statutory reserve an amount of $ 73.3 million, of which $ 64 million relates to the restoring of the reserve used to absorb accumulated losses, and $ 9.3 million to the mandatory allocation;

-          To record a discretionary reserve in accordance with the terms of Section 70 of the Business Organizations Law for an amount of $ 176.1 million allocated to investments and other financial needs, authorizing the Company’s Board of Directors to apply the amount thereof, whether in full or in part, and to approve the methodology, time periods and conditions of those investments.

Note 44 |    Share-based Compensation Plan

In the last months of fiscal year 2016, the Company’s Board of Directors approved the use of treasury shares for the creation of a Global Compensation Plan with the purpose of remunerating and retaining the Company’s key personnel. The employees included in the plan will receive a certain amount of those shares in the term provided for by the referred to program.

At the date of issuance of these financial statements, the Company estimates that approximately 1.6 million shares will be granted to its employees as additional remuneration for fiscal year 2016.

The amount accrued in the year, determined on the basis of the fair value of the treasury shares at the grant date, amounted to $ 20.3 million and has been recorded in the Salaries and social security taxes (Note 31) line item, with a contra account in Equity.

Note 45 |    Events after the reporting period

Purchase of financial assets at fair

From January 1, 2017 to the date of issuance of these financial statements, the Company has purchase in successive operations Brazil Bonds due in 2019 for a value of $ 546.5 million (USD 32 million nominal value).

RICARDO TORRES
Chairman

“Free translation from the original in Spanish published in Argentina”

Report of Independent Auditors

To the Board of Directors, President and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Report on financial statements

We have audited the accompanying financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter, Edenor S.A.), including the statement of financial position as of December 31, 2016, the related statements of comprehensive income, of changes in equity and of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

The amounts and other information related to fiscal year 2015 and its interim periods, are part of the financial statements mention above and therefore should be considered in relation to those financial statements.

Directors´ responsibility

Company´s Board of Directors is responsible for the preparation and reasonable presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as the applicable accounting framework, and incorporated by the National Securities Commission (CNV) to its regulations, as they were approved by the International Accounting Standards Board (IASB). Company´s Board of Directors is also responsible for the existence of internal control that it deems necessary to enable the preparation of financial statements free of material misstatement due to errors or irregularities. Our responsibility is to express an opinion on these financial statements based on our audit with the scope detailed in paragraph "Auditors´ Responsibility”.

Auditors´ responsibility

Our responsibility is to express an opinion on the accompanying financial statements based on our audit. We have performed our examination in agreement with International Standards on Auditing, as adopted in Argentina by FACPCE through Technical Pronouncement No. 32 and its pertinent Adoption Memoranda. These standards require that we comply with ethics requirements, as well as plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and other information disclosed in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risk of material misstatement in the financial statements due to fraud or error. In making this risk assessment, the auditor should take into account the internal control relevant to the preparation and fair presentation of the Company's financial statements in order to design audit procedures that are appropriate, depending on the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company´s internal control.

An audit also includes evaluating the appropriateness of accounting policies applied, the reasonableness of significant estimates made by Company´s management and presentation of the financial statements as a whole.

We believe that the evidence we have obtained provides a sufficient and appropriate basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to in the first paragraph of this report present fairly, in all material aspects, the financial position of Edenor S.A. as of December 31, 2016, its comprehensive income and cash flows for the year then ended, in accordance with International Financial Reporting Standards.

Emphasis of matter paragraph

Without qualifying our opinion, we draw the attention to the situation explained in Note 1 to the financial statements in relation to the economic and financial situation of Edenor S.A. In addition, we would like to emphasize the information contained in Note 17 to the accompanying financial statements, which describes that the Company falls within section 206 of the General Companies Law at the closing date of the current year.

Report on compliance with current regulations

In compliance with regulations in force, we report that:

a)            the financial statements of Edenor S.A. have been transcribed into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)           the financial statements of Edenor S.A. arise from accounting records kept in all formal aspects in conformity with legal regulations, which maintain the security and integrity conditions on the basis of which they were authorized by the National Securities Commission;

c)            we have read the summary of activity and the additional information to the notes to the financial statements (presented separately from these financial statements) required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by Section 12, Chapter III, Title IV of CNV regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)           as of December 31, 2016 the liabilities accrued in favor of the Argentine Integrated Social Security System, according to the Company’s accounting records, amounted to $ 94.657.187, which were not yet due at that date;

e)            as required by Article 21, subsection e), Chapter III, Section VI, Title II of the regulations of the National Securities Commission, we report that total fees for auditing and related services billed to the Company during the fiscal year ended December 31, 2016 account for:

e.1)         96.5% of the total fees for services billed to the Company for all items during that fiscal year;

e.2)        9,1% of the total fees for services for auditing and related services billed to the Company, its parent companies, subsidiaries and related companies during that year;

e.3)        9% of the total fees for services billed to the Company, its parent companies, subsidiaries and related companies for all items during that year;

f)             we have applied the anti-money laundering and anti-terrorist financing procedures foreseen in the professional standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, March 8, 2017.

/s/ PRICE WATERHOUSE & CO. S.R.L.

R. Sergio Cravero (Partner)