Form 20-F
period 2017-12-31
EDENOR
filed 2018-04-27
CIK 1395213

As filed with the Securities and Exchange Commission on April 26, 2018

 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017 Commission File Number: 001-33422

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

FORWARD‑LOOKING STATEMENTS

This annual report includes forward‑looking statements, principally under the captions “Item 3. Key Information - Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. We have based these forward‑looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business.  Forward‑looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ materially from those expressed or implied in our forward‑looking statements, including, among other things:

•         The treatment of pending obligations to the RTI;

•         uncertainties related to future Government interventions or legal actions;

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

SELECTED FINANCIAL DATA

The following tables present our summary financial data for the years ended December 31, 2017, 2016, 2015, 2014 and 2013. This information should be read in conjunction with our audited financial statements as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 (the “Financial Statements”), the related notes thereto and the information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The financial data as of December 31, 2017, have been derived from our Financial Statements.

Our Financial Statements have been prepared in accordance with International Financing Reporting Standards (“IFRSˮ), as issued by the International Accounting Standards Board (“IASBˮ), and these have been approved by resolution of the board of directors’ meeting held on March 7, 2018.  See “Item 18—Financial Statements.”

The selected statement of comprehensive income (loss) data for the years ended December 31, 2017, 2016 and 2015, and the selected statement of financial position data as of December 31, 2017 and 2016 have been prepared in accordance with IFRS, as issued by the IASB, and have been derived from our financial statements, which were audited by Price Waterhouse & Co. S.R.L. (“PwC”), member firm of PricewaterhouseCoopers network. The financial data as of December 31, 2015, 2014 and 2013 is derived from our audited consolidated financial statements that are not included in this annual report, which were also audited by PwC. The selected consolidated statement of comprehensive income (loss) for the year ended December 31, 2014 and 2013, and the selected consolidated statement of financial position as of December 31, 2015, 2014 and 2013, have been prepared in accordance with IFRS as issued by the IASB, and have been derived from our audited financial statements that are not included in this annual report, which were audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers network, an independent registered public accounting firm.

Our financial statements are stated in Argentine pesos, our functional currency. IAS 29 (Financial Reporting in Hyperinflationary Economies) requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting year. For such purpose, in general terms, the inflation produced from the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. In order to conclude whether the economy is a hyperinflationary economy, the standard details a series of factors to be considered, among which the existence of a cumulative inflation rate over three years that approaches or exceeds 100% is included. Taking into consideration the inconsistency of the published inflation data, the downward trend of the level of inflation, the fact that the other indicators are insufficient to reach a definite conclusion, and the fact that the current legal framework does not allow for the filing with control authorities of inflation-adjusted financial statements, and in line with the International Practices Task Force’s conclusion, there is insufficient evidence to conclude that Argentina is a hyperinflationary economy as of December 31, 2017. Therefore, the restatement criteria established in IAS 29 have not been applied during the prior year and we have not restated our audited financial statements.

Although the Argentine economy does not currently meet the necessary conditions to qualify as a hyperinflationary economy in accordance with IAS 29, and taking into account the legal and regulatory limitations imposed by professional bodies and control authorities for the preparation of adjusted financial statements as of December 31, 2017, certain macroeconomic variables that affect the Company’s business, such as salary costs and the prices of supplies, have suffered somewhat important annual variations, a circumstance that must be taken into account when evaluating and interpreting the Company’s financial position and results of operations in these financial statements.

We believe that the measures adopted by the Argentine Government during 2016 to stabilize electricity rates throughout the energy sector, together with the implementation of the RTI process beginning on February 1, 2017, will have a positive impact on our operating and financial results. Our board of directors is optimistic that the new tariff schedule (set in force by Resolution No. 63/17 of the ENRE) will establish a regulatory framework with clear and precise rules, which will make possible for us not only to cover our operation costs, afford our investment plans and meet debt interest payments, but also to deal with the impact of the different variables that affect our business from time to time.

Despite the progress achieved in relation to the completion of the RTI process, as of this annual report, the definitive treatment to be given by the ME&M to all the issues resulting from the non-compliance with the Adjustment Agreement, including the remaining balances and other effects caused by the partial measures adopted under the RTI process, has yet to be defined. These issues, include, among others:

•         the treatment to be given to the funds received from the Argentine Government through the loans for consumption (mutuums) agreements entered into with Compañía Administradora del Mercado Mayorista Eléctrico (“CAMMESA”) for the fulfillment of the Extraordinary Investment Plan, granted to cover the insufficiency of the FOCEDE’s funds;

•         the conditions for the settlement of the balance outstanding with CAMMESA at the date of issuance of SEE Resolution No. 32/15; and

•         the treatment to be given to the Penalties and Discounts determined by the ENRE, whose payment/crediting is pending.

On April 26, 2017, we were notified by Note No 2016-01193748 that the ME&M decided that the SEE, with the support of the Under-Secretariat for Tariff Policy Coordination and the ENRE, would be responsible for determining (within a period of 120 days) whether any pending obligations under the Adjustment Agreement remained outstanding as of the effective date of the applicable electricity tariff schedules resulting from the implementation of the RTI process. If any such obligations remained outstanding, the treatment to be given to those obligations was also to be determined by the SEE as described above. The Company has submitted the information requested by the ME&M as part of its efforts to comply with these requirements. However, as of the date of this annual report, due to the fact that a definitive decision on the treatment of these obligations is still pending, the Company started negotiations with the SEE thereon.

On January 31, 2017, the ENRE issued Resolution No. 63/17, pursuant to which it implemented the definitive electricity rate schedules, the cost review mechanism, the required quality levels, and all the other rights and obligations that we must comply with as of February 2017. The aforementioned regulation was amended by the ENRE by means of the issuance of Resolutions Nos. 81/17, 82/17, and 92/17, and Note No. 124,898. Pursuant to Resolution No. 63/17, the ENRE, as instructed by the ME&M, shall limit the increase in the VAD resulting from the RTI process and applicable as from February 1, 2017, to a maximum of 42% vis-á-vis the VAD in effect at the date of issuance of the aforementioned resolution, with the remaining value of the new VAD being applied in two stages, the first of them in November 2017 and the second in February 2018.

In addition, the ENRE recognized and allowed the Company to bill the VAD difference arising as a consequence of the gradual application of the tariff increase recognized in the RTI in 48 installments as from February 1, 2018, which was incorporated into the VAD’s value resulting as of that date. As of December 31, 2017, the amount arising from such deferred income and not recognized by the Company in these financial statements amounts approximately to Ps. 4.9 billion, before indexing.

Moreover, Resolution No. 63/17 sets forth the procedure for determining the mechanism for monitoring the variation of the CPD, whose “trigger clause” will be applicable when the variation recorded in the six-month period being controlled exceeds 5%. In August 2017, upon meeting the conditions precedent to the application of trigger clauses, the Company requested that it be allowed to apply the variation recorded in the CPD in the first January–June 2017 six-month control period, which amounted to 11.63%.

Additionally, ENRE Resolution No. 329/17 provides the procedure to be applied for the billing of the deferred income, stating that those amounts will be adjusted as of February 2018, applying for such purpose the methodology for the redetermination of the Company’s recognized own distribution costs set forth in caption c2) of Sub-Appendix II to Resolution No. 63/17, and billed in 48 installments as from February 1, 2018..

On November 30, 2017, by means of Resolution No. 603/17, the ENRE approved the CPD values, applicable as from December 1, 2017, and retroactively to consumption recorded in the months of August through November 2017. That amount totals Ps. 753.9 million and was billed in two installments, December 2017 and January 2018. Additionally, the resolution approved Company’s electricity rate schedule applicable to consumption recorded as from December 1, 2017.

On January 31, 2018, the ENRE issued Resolution No. 33/18 whereby it approved the values of CPD, the values of the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 329/17, and the values of the Company’s electricity rate schedule applicable to consumption recorded as of February 1, 2018. Additionally, it provided that the average electricity rate value amounts to 2.4627 Ps./KWh.

Our Financial Statements are included in this annual report beginning on page F-1

In accordance with the decision of our board of directors to divest and sell the subsidiary Aeseba as of March 31, 2013 and the subsidiaries Emdersa Holding S.A. (“Emdersa Holding” or “EHSA”), including Emdersa and its subsidiaries, Empresa Distribuidora de San Luis S.A. (“Edesal”), Empresa Distribuidora de La Rioja S.A. (“Edelar”), Empresa Distribuidora de Salta S.A. (“Edesa”) and Emdersa Generación Salta S.A. (“EGSSA”), as of December 31, 2011, we have classified the corresponding assets and liabilities associated to these subsidiaries in the consolidated financial statements as of December 31, 2013, 2012 and 2011 as “Assets of disposal groups classified as held for sale” and “Liabilities of disposal groups classified as held for sale”. As of April 5, 2013, the Company sold its stake in Aeseba. The corresponding charges to results have been included within “Loss from Discontinued operations” line item in our consolidated statements of comprehensive loss for the year ended December 31, 2013.

In this annual report, except as otherwise specified, references to “$”, “U.S.$” and “Dollars” are to U.S. Dollars, and references to “Ps.” and “Pesos” are to Argentine Pesos.  Solely for the convenience of the reader, Peso amounts as of and for the year ended December 31, 2017 have been translated into U.S. Dollars at the selling exchange rate for U.S. Dollars quoted by Banco de la Nación Argentina (the “Banco Nación”) on December 31, 2017, which was Ps. 18.649 to U.S.$ 1.00, unless otherwise indicated. The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate. See “Item 3. Key Information—Exchange Rates” and “Item 3.  Key Information—Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy, and, in turn adversely affect our results of operations.”

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, any discrepancies between the totals and the sums of amounts are due to rounding.

Statement of comprehensive income (loss) *

	2017	2017	2016	2015	2014	2013
	US$	Ps.	Ps.	Ps.	Ps.	Ps.
Continuing operations
Revenue from sales (1)	1.305,2	24.340,0	13.079,6	3.802,2	3.598,4	3.440,7
Electric power purchases	(687,7)	(12.825,6)	(6.060,3)	(2.022,0)	(1.878,1)	(2.050,3)
Subtotal	617,5	11.514,4	7.019,3	1.780,2	1.720,3	1.390,4
Transmission and distribution expenses	(258,9)	(4.828,9)	(6.147,2)	(3.153,7)	(2.825,1)	(2.055,3)
Gross income (Loss)	358,6	6.685,5	872,1	(1.373,5)	(1.104,8)	(664,9)

Selling expenses	(111,5)	(2.078,9)	(1.616,7)	(832,8)	(657,9)	(548,3)
Administrative expenses	(77,8)	(1.450,6)	(1.162,3)	(706,1)	(496,8)	(324,8)
Other operating income	5,2	97,1	87,9	80,0	53,2	62,3
Other operating expense	(40,7)	(758,5)	(463,9)	(502,5)	(318,7)	(142,8)
Gain from acquisition of companies	-	-	-	-	-	-
Operating profit (loss) before SE Resolution 250/13 and subsequent Notes	133,8	2.494,6	(2.283,0)	(3.334,9)	(2.525,0)	(1.618,5)
Recognition of income – provisional remedies – MEyM Note 2016-04484723	-	-	1.125,6	-	-	-
Income recognition on account of the RTI - SE Resolution 32/15	-	-	419,7	5.025,1	-	-
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	-	-	81,5	551,5	2.271,9	2.933,1
Operating profit (loss)	133,8	2.494,6	(656,1)	2.241,7	(253,1)	1.314,6

Financial income	14,6	272,3	196,8	96,2	235,5	287,1
Financial expenses (2)	(82,7)	(1.541,5)	(1.444,9)	(450,0)	(592,0)	(504,9)
Other financial expense	(5,5)	(101,9)	(27,5)	(561,7)	(324,5)	(273,1)
Net financial expense	(73,6)	(1.371,1)	(1.275,6)	(915,5)	(681,0)	(490,9)
Profit (loss) before taxes	60,2	1.123,5	(1.931,7)	1.326,2	(934,1)	823,7

Income tax	(23,7)	(441,2)	743,1	(183,8)	154,4	44,1
Profit (loss) for the year from continuing operations	36,5	682,3	(1.188,7)	1.142,4	(779,7)	867,8

Discontinued operations			-	-	-	(95,1)
Profit (loss) for the year	36,5	682,3	(1.188,7)	1.142,4	(779,7)	772,7

Profit (loss) for the year attributable to:
Owners of the Company	36,5	682,3	(1.188,7)	1.142,4	(779,7)	771,7
Non-controlling interests	-	-	-	-	-	1,0
Profit (loss) for the year	36,5	682,3	(1.188,7)	1.142,4	(779,7)	772,7

Profit (Loss) for the year attributable to the owners of the parent
Continuing operations	36,5	682,3	(1.188,7)	1.142,4	(779,7)	867,9
Discontinued operations	-	-	-	-	-	(96,2)
	36,5	682,3	(1.188,7)	1.142,4	(779,7)	771,7

Statement of comprehensive income (loss) * (continued)

	2017	2017	2016	2015	2014	2013
	US$	Ps.	Ps.	Ps.	Ps.	Ps.
Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	0,8	14,0	7,8	(3,7)	(17,8)	(21,0)
Tax effect of actuarial (losses) income on benefit plans	(0,3)	(4,9)	(2,7)	1,3	6,2	7,4
Total other comprehensive income (loss)	0,5	9,1	5,1	(2,4)	(11,6)	(13,6)

Comprehensive income for the year attributable to:
Owners of the parent	37,1	691,3	(1.183,6)	1.140,0	(791,3)	758,1
Non-controlling interests	-	-	-	-	-	1,0
Comprehensive income (loss) for the year	37,1	691,3	(1.183,6)	1.140,0	(791,3)	759,1

Profit (loss) for the year attributable to the owners of the parent
Continuing operations	37,1	691,3	(1.183,6)	1.140,0	(791,3)	757,1
Discontinued operations	-	-	-	-	-	1,0
	37,1	691,3	(1.183,6)	1.140,0	(791,3)	758,1

Basic and diluted earnings (loss) per share:
Basic and diluted earnings (loss) per share from continuing operations	0,041	0,76	(1,33)	1,27	(0,87)	0,97
Basic and diluted earnings (loss) per share from discontinued operations	-	-	-	-	-	(0,11)

Basic and diluted earnings (loss) per ADS (3):
Basic and diluted earnings (loss) per ADS from continuing operations	0,825	15,39	(26,60)	25,40	(17,40)	19,40
Basic and diluted earnings (loss) per ADS from discontinued operations	-	-	-	-	-	(2,20)

(*)      Certain amounts of the presented financial data for comparative purposes have been reclassified (with regard to the financial statements as of such dates) following the disclosure criteria used for the financial statements as of December 31, 2017.

(1)     Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year.

(2)     Net of interest capitalized at December 31, 2017, 2016, 2015, 2014 and 2013 for Ps. 234 million, Ps. 189.7 million, Ps. 255.9 million, Ps. 123.9 million and Ps. 24.5 million, respectively.

(3)     Each ADS represents 20 Class B common shares.

Statement of financial position

	2017	2017	2016	2015	2014	2013
	US$	Ps.	Ps.	Ps.	Ps.	Ps.
ASSETS
Non-current assets
Property, plant and equipment	794.3	14,812.0	11,197.0	8,885.8	6,652.5	5,189.3
Interest in joint ventures	-	0.4	0.4	0.4	0.4	0.4
Deferred tax asset	63.6	1,187.0	1,019.0	50.0	87.2	-
Other receivables	2.3	42.4	50.5	153.8	249.2	199.4
Financial assets at amortized cost	-	-	44.4	-	-	-
Financial assets at fair value through profit or loss	-	-	-	23.6	-	-
Total non-current assets	860.2	16,041.8	12,311.4	9,113.6	6,989.3	5,389.1

Current assets
Inventories	21.0	391.9	287.8	134.9	74.0	83.9
Other receivables	10.8	200.6	179.3	1,079.8	250.3	522.1
Trade receivables	304.5	5,678.9	3,901.1	963.0	882.9	803.1
Financial assets at fair value through profit or loss	155.4	2,897.3	1,993.9	1,560.4	254.4	216.4
Financial assets at amortized cost	0.6	11.5	1.5	-	-	-
Derivative financial instruments	-	-	-	0.2	-	-
Cash and cash equivalents	4.4	82.9	258.6	129.0	179.1	243.5
Total current assets	496.7	9,263.1	6,622.2	3,867.3	1,640.7	1,869.0
TOTAL ASSETS	1,356.9	25,304.9	18,933.5	12,980.9	8,630.0	7,258.1

EQUITY
Capital and reserves attributable to the owners
Share capital	48.2	898.7	897.0	897.0	897.0	897.0
Adjustment to share capital	21.4	399.5	397.7	397.7	397.7	397.7
Additional paid-in capital	1.7	31.6	3.5	3.5	3.5	3.5
Treasury stock	0.4	7.8	9.4	9.4	9.4	9.4
Adjustment to treasury stock	0.5	8.6	10.3	10.3	10.3	10.3
Legal reserve	3.9	73.3	73.3	-	-	-
Opcional reserve	9.4	176.1	176.1	-	-	-
Other reserve	-	-	20.3	-	-	-
Other comprehensive (loss) income	(1.5)	(28.1)	(37.2)	(42.3)	(39.9)	(28.3)
Accumulated deficit	(27.2)	(506.5)	(1,188.6)	249.4	(893.0)	(113.3)
TOTAL EQUITY	56.8	1,061.0	361.8	1,525.0	385.0	1,176.3

LIABILITIES
Non-current liabilities
Trade payables	12.9	240.9	232.9	225.0	231.1	220.8
Other payables (1)	323.6	6,034.2	5,103.3	2,391.9	1,644.6	944.7
Borrowings	224.8	4,191.7	2,769.6	2,461.0	1,598.4	1,309.9
Deferred revenue	10.4	194.6	200.0	153.8	109.1	33.7
Salaries and social security taxes payable	6.4	119.7	94.3	80.0	62.9	26.0
Benefit plans	17.4	323.6	266.1	204.4	150.4	102.7
Deferred tax liability	-	-	-	-	-	73.4
Tax liabilities	-	-	0.7	1.9	3.2	4.4
Provisions	32.1	598.1	341.4	259.6	112.1	83.1
Total non-current liabilities	627.6	11,702.8	9,008.3	5,777.6	3,911.8	2,798.7

Current liabilities
Trade payables	493.1	9,195.3	6,821.1	4,475.4	3,299.6	2,481.2
Other payables (1)	19.9	370.4	134.8	151.7	187.1	147.2
Borrowings	3.8	71.2	53.7	48.8	34.0	40.6
Derivative financial instruments	-	0.2	-	-	5.9	-
Deferred revenue	0.2	3.4	0.8	0.8	0.8	-
Salaries and social security taxes payable	65.4	1,219.6	1,032.2	733.1	610.6	420.9
Benefit plans	1.7	31.4	33.4	28.3	10.6	-
Tax payable	25.0	466.7	155.2	16.3	-	-
Tax liabilities	56.5	1,053.5	1,244.5	153.4	160.5	182.5
Provisions	6.9	129.3	87.9	70.5	24.1	10.7
Total current liabilities	672.5	12,541.0	9,563.4	5,678.3	4,333.2	3,283.1
TOTAL LIABILITIES	1,300.1	24,243.8	18,571.7	11,455.9	8,245.0	6,081.8

TOTAL LIABILITIES AND EQUITY	1,356.9	25,304.8	18,933.5	12,980.9	8,630.0	7,258.1

(1)    Includes the amounts collected through the Program for the Rational Use of Electricity Power (PUREE). As of December, 31, 2014 and 2013 net of Ps. 2,235.1 million and Ps. 1,661.1 million, respectively, compensated pursuant to Resolution No. 250/2013 and Notes 6,852/2013, 4,012/14, 486/14 and 1,136/14, which as of December 31, 2014 and 2013 to Ps. 17.5 million and Ps. 108.6 million, respectively, included under current and non-current liabilities. Edenor was permitted to retain funds from the PUREE that it would otherwise be required to transfer to CAMMESA according to Resolution No. 1,037/07 of the SE. Since the issuance of Resolution No. 32/15, the PUREE funds are considered part of Edenor’s income on account of the future RTI. ME&M Resolution No. 7/16, SEE Resolution No. 32/15 was repealed and the ENRE was instructed to adopt measures, within its field of competence, to finish the RTI. This resolution granted the Company a temporary increase in income, recorded on February 2015 on the RTI account line item, in order for the Company to cover the expenses and afford the investments associated with the normal provision of electricity service.

Statement of Cash flows

	2017	2017	2016	2015	2014	2013
	US$	Ps.	Ps.	Ps.	Ps.	Ps.
Cash flows from operating activities
Profit (Loss) for the year	36,6	682,2	(1.188,6)	1.142,4	(779,7)	772,7
Adjustments to reconcile net profit (loss) to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	23,1	430,3	351,6	281,4	237,6	212,1
Loss on disposals of property, plant and equipment	0,6	10,5	40,5	3,5	1,0	1,2
Net accrued interest	68,0	1.268,0	1.244,9	333,7	341,0	196,6
Exchange differences	20,5	382,0	417,7	894,8	427,9	365,8
Income tax	23,7	441,2	(743,1)	183,7	(154,4)	(44,1)
Allowance for the impairment of trade and other receivables, net of recovery	12,6	235,1	227,7	24,1	19,7	33,7
Adjustment to present value of receivables	-	0,3	(2,9)	(5,4)	(8,1)	(2,4)
Provision for contingencies	18,1	338,0	151,0	226,4	75,4	36,0
Other expenses - FOCEDE	-	-	14,7	59,6	97,7	-
Changes in fair value of financial assets	(15,9)	(296,3)	(404,2)	(323,6)	(67,6)	(16,1)
Accrual of benefit plans	5,8	107,8	105,4	89,3	51,4	22,5
Higher costs recognition - SEE Resolution 250/13 and subsequents Notes	-	-	(81,5)	(551,5)	(2.271,9)	(2.933,1)
Income recognition on account of the RTI - SEE Resolution 32/15	-	-	(419,7)	(495,5)	-	-
Recognition of income – provisional remedies – MINEM Note 2016-04484723	-	-	(1.125,6)	-	-	-
Net gain from the repurchase of Corporate Bonds	-	-	-	-	(44,4)	(88,9)
Income from non-reimbursable customer contributions	(0,2)	(2,8)	(0,8)	(0,8)	-	-
Other reserve constitution - Share bases compensation plan	0,4	7,8	20,3	-	-	-
Discontinued operations	-	-	-	-	-	168,6
Changes in operating assets and liabilities:
Increase in trade receivables	(93,8)	(1.748,5)	(2.973,8)	(40,6)	(55,3)	(48,5)
Decrease (Increase) in other receivables	1,0	19,0	1.063,5	375,6	(134,7)	(111,7)
(Increase) Decrease in inventories	(1,2)	(23,2)	(152,9)	(60,9)	9,9	(42,7)
Increase in deferred revenue	-	-	46,9	45,5	76,2	(0,7)
Increase (Decrease) in trade payables	81,1	1.513,0	2.780,9	660,8	(528,4)	(87,0)
Increase in salaries and social security payable	11,4	213,2	313,3	139,7	226,7	95,3
Decrease in benefit plans	(2,1)	(38,3)	(30,8)	(21,2)	(11,0)	(7,9)
(Decrease) Increase in tax liabilities	(13,3)	(248,3)	990,2	(141,0)	(28,7)	(44,9)
Increase (Decrease) in other payables	15,9	296,8	2.338,4	(62,1)	262,3	262,0
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)	-	-	-	25,6	482,9	491,9
Decrease in provisions	(2,1)	(39,9)	(51,8)	(32,6)	(33,0)	(25,3)
Payment of Tax payable	(14,2)	(264,6)	-	-	-	-
Subtotal before variations of debts with Cammesa	176,0	3.283,3	2.931,4	2.751,0	(1.807,4)	(794,9)
Increase in account payables with Cammesa	-	-	-	251,0	2.974,9	2.231,5
Net cash flows provided by operating activities	176,0	3.283,3	2.931,4	3.002,0	1.167,4	1.436,5

Cash flows from investing activities
Payment of property, plant and equipment	(194,8)	(3.632,2)	(2.474,6)	(2.095,5)	(1.400,1)	(892,4)
Net (payment for) collection of purchase / sale of financial assets at fair value	(24,2)	(450,6)	89,1	(1.012,0)	(64,6)	(97,4)
Collection of financial receivables with related companies	-	-	-	-	-	2,1
Collection of receivables from sale of subsidiaries	1,9	36,3	12,0	4,3	3,0	2,9
Discontinued operations	-	-	-	-	-	(124,2)
Net cash flows used in investing activities	(217,1)	(4.046,5)	(2.373,5)	(3.103,2)	(1.461,7)	(1.109,0)

(1)       Includes the increase in account payable with CAMMESA. As of December 31, 2015, 2014 and 2013, amounted to Ps. 251.0, Ps. 2,974.9 and Ps. 2,231.5, respectively. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources and uses of Funds”.

Statement of Cash flows (continued)

	2017	2017	2016	2015	2014	2013
	US$	Ps.	Ps.	Ps.	Ps.	Ps.
Cash flows from financing activities
Proceeds from borrowings	46,7	870,9	-	-	-	-
Repayment of principal on loans	-	-	-	-	(0,4)	(25,5)
Payment of interest on loans	(15,2)	(283,4)	(266,0)	(172,9)	(155,3)	(177,0)
Proceeds from PP&E mutuum	-				100,0
Proceeds from Salaries mutuum	-	-	-	214,9	280,6	-
Repurchase of corporate notes	-	-	(4,9)	-	-	-
Payment of redemption on corporate notes	-	-	(221,8)	-	-	-
Discontinued operations	-	-	-	-	-	25,4
Net cash flows used in provided financing activities	31,5	587,5	(492,7)	42,0	224,9	(177,1)

Decrease in cash and cash equivalents	(9,6)	(175,7)	65,1	(59,3)	(69,4)	150,5

Cash and cash equivalents at beginning of year	13,9	258,6	129,0	179,1	243,5	71,1
Cash and cash equivalents at beginning of year included in assets of disposal group classified as held for sale	-	-	-	-	-	11,2
Exchange differences in cash and cash equivalents	-	-	64,5	9,1	5,1	10,7
Increase (Decrease) in cash and cash equivalents	(9,4)	(175,7)	65,1	(59,2)	(69,5)	150,5
Cash and cash equivalents at the end of year	4,5	82,9	258,6	129,0	179,1	243,5

Supplemental cash flows information
Non-cash operating, investing and financing activities

Financial costs capitalized in property, plant and equipment	(16,8)	(313,7)	(189,7)	(255,9)	(123,9)	(24,5)

Acquisitions of property, plant and equipment through increased trade payables	(21,3)	(396,7)	(205,8)	(166,8)	(144,8)	(126,4)

(Decrease) from offsetting of PUREE-related liability against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)	-	-	-	10,6	(574,0)	(1.661,1)

Increase from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)	-	-	-	158,1	(2.218,4)	(1.152,3)

Decrease from offset of other liabilities with CAMMESA for loans for consumption (Mutuums) granted for higher salary costs (SE Resolution 32/15)	-	-	-	(495,5)	-	-

Amounts received from CAMMESA through FOCEDE	-	-	-	723,6	100,0	-

Decrease in financial assets at fair value from repurchase of Corporate Notes	-	-	-	-	91,6	165,1

Increase in financial assets at fair value from subsidiary sale	-	-	-	-	-	(334,3)

Decrease of other receivables for collection of corporate notes with related companies	-	-	-	-	-	52,8

Net increase of trade receivables from assets of disposal group classified as held for sale	-	-	-	-	-	(44,6)

Acquisitions of property, plant and equipment through increased debt FOTAE	-	-	-	-	(32,9)	(49,0)

	Year ended December 31,
	2017	2016	2015	2014	2013
Operating data
Energy sales (in GWh):	21,503	22,253	22,380	21,292	21,654
Residential	9,143	9,708	9,671	9,114	9,114
Small Commercial	1,760	1,819	1,878	1,714	1,780
Medium Commercial	1,754	1,820	1,828	1,712	1,828
Industrial	3,687	3,677	3,680	3,431	3,458
Wheeling System(1)	3,968	4,014	4,200	4,213	4,374
Public Lighting	708	704	688	678	683
Shantytowns	483	511	435	430	417
Customers (in thousands) (2)	2,950	2,866	2,835	2,801	2,772
Energy Losses (%)	17.1%	17.0%	14.9%	13.8%	13.0%
MWh sold per employee	4,490	4,743	4,766	4,936	6,077
Customers per employee	616	611	604	649	778

(1)       Wheeling system charges represent our tariffs for large users, which consist of a fixed charge for recognized technical losses and a charge for our distribution margins but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

(2)       We define a customer as one meter. We may supply more than one consumer through a single meter. In particular, because we measure our energy sales to each shantytown collectively using a single meter, each shantytown is counted as a single customer.

EXCHANGE RATES

From April 1, 1991 until the end of 2001, Law No. 23,928 (the “Convertibility Law”) established a fixed exchange rate under which the Central Bank of Argentina (Banco Central de la República Argentina, the “Central Bank”) was obliged to sell U.S. Dollars at a fixed rate of one Peso per U.S. Dollar (the “Convertibility Regime”). On January 6, 2002, the Argentine Congress enacted the Public Emergency Law No. 25,561 (the “Public Emergency Law”), formally putting an end to the Convertibility Regime and abandoning over ten years of U.S. Dollar-Peso parity. For a brief period following the end of the Convertibility Regime, the Public Emergency Law established a temporary of time dual exchange rate system. Since February 2002, the Peso has been allowed to float freely against other currencies, although the Government could intervene by buying and selling foreign currency on its own account. The Public Emergency Law granted the Executive Branch of the Argentine Government the power to set the exchange rate between the Peso and foreign currencies and to issue regulations related to the foreign exchange market. The Public Emergency law has been extended until December 31, 2017. As of the date of this annual report, the Public Emergency Law has been repealed.

After several years of moderate variations in the nominal exchange rate, the Peso lost more than 30% of its value with respect to the U.S. Dollar in each of 2013 and 2014, and in 2015, the Peso lost approximately 53% of its value with respect to the U.S. Dollar, including a depreciation of approximately 36% mainly experienced after December 17, 2015 following the announcement of the lifting of a significant portion of exchange restrictions (See “—Risk Factors—Factors Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations”). This was followed by a devaluation of the Peso with respect to the U.S. Dollar of approximately 20% from January 1, 2016 through February 29, 2016. From March 1, 2016, through December 31, 2016, the Peso lost approximately 0.6% with respect to the U.S. Dollar. During 2017, the Peso lost approximately 17% of its value with respect to the U.S. Dollar.

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

	Low		High		Average		Period End
	(Pesos per U.S. Dollar)
Year ended December 31,
2013	4,93		6,52		5,48	(1)	6,52
2014	6,54		8,56		8,23	(1)	8,55
2015	8,56		13,40		9,51	(1)	13,04
2016	13,20		16,03		14,79	(1)	15,89
2017	15,19		19,20		16,73	(1)	18,65

Month
novembro-17	17,31	(2)	17,65	(2)	17,48		17,31
dezembro-17	17,23	(2)	19,20	(2)	17,75		18,65
janeiro-18	18,41	(2)	19,65	(2)	19,04		19,65
fevereiro-18	19,38	(2)	20,20	(2)	19,83		20,11
março-18	20,15	(2)	20,41	(2)	20,24		20,15
April-2018 (3)	20,16	(2)	20,22	(2)	20,19		20,18
_____________________
Source: Banco Nación

(1)       Represents the average of the exchange rates on the last day of each month during the period.

(2)       Average of the lowest and highest daily rates in the month.

(3)       Represents the corresponding exchange rates from April 1 through April 17, 2018.

RISK FACTORS

Risks Related to Argentina

Overview

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and all of our revenues are earned in Argentina and all of our operations, facilities, and customers are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, political and financial conditions prevailing in Argentina, including growth rates, inflation rates, currency exchange rates, taxes, interest rates, and other local, regional and international events and conditions that may affect Argentina in any manner. For example, slower economic growth or economic recession could lead to a decreased demand for electricity in our concession area or to a decline in the purchasing power of our customers, which, in turn, could lead to a decrease in collection rates from our customers or increased energy losses due to illegal use of our service. Actions of the Argentine Government concerning the economy, including measures with respect to inflation, interest rates, price controls (including tariffs and other compensation of public services), foreign exchange controls and taxes, have had and may in the future have a material adverse effect on private sector entities, including us.

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

A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, customers, business, and results of operations

The effects of a global or regional financial crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations, which is likely to be more severe on an emerging market economy, such as Argentina. This was the case in 2008, when the global economic crisis led to a sudden economic decline in Argentina in 2009, accompanied by inflationary pressures, depreciation of the Peso and a drop in consumer and investor confidence.

The effects of an economic crisis on our customers and on us cannot be predicted. Weak global and local economic conditions could lead to reduced demand or lower prices for energy, hydrocarbons and related oil products and petrochemicals, which could have a negative effect on our revenues. Economic factors such as unemployment, inflation and the unavailability of credit could also have a material adverse effect on demand for energy and, therefore, on our business financial condition and results of operations. The financial and economic situation in Argentina or in other countries in Latin America, such as Brazil, may also have a negative impact on us and third parties with whom we do, or may do, business.

In addition, the global economic crisis that began in the fourth quarter of 2008, triggering an international stock market crash and the insolvency of major financial institutions, limited the ability of Argentine companies to access international financial markets as they had prior to the crisis or made such access significantly more costly. A similar global or regional financial crisis in the future could limit our ability to access the credit or capital markets at a time when we require financing, thereby impairing our flexibility to react to changing economic and business conditions. For these reasons, any of the foregoing factors could together or independently have an adverse effect on our results of operations and financial condition and cause the market value of our ADSs to decline.

The Argentine economy remains vulnerable and any significant decline may adversely affect our business, results of operations, and financial condition

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation. Sustainable economic growth in Argentina is dependent on a variety of factors, including the international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable rate of inflation, national employment levels and the circumstances of Argentina’s regional trade partners. Although the Argentine economy has recently shown positive signs and begun to restore confidence and access to worldwide international financial markets under the current administration, it remains vulnerable, as reflected by the following economic conditions:

•         according to the revised calculation of 2004 gross domestic product (“GDP”) published by the Instituto Nacional de Estadística y Censos (National Statistics and Census Institute or “INDEC”) on June 29, 2016, which forms the basis for the real GDP calculation for every year after 2004, and recent data published by the INDEC in 2018, for the year ended December 31, 2017, Argentina’s real GDP increase by 2.8% compared to the same period in 2016. Argentina’s performance has depended to a significant extent on high commodity prices which, despite having favorable long-term trends, are volatile in the short-term and beyond the control of the Argentine Government and the private sector;

•         continued increases in public expenditures have resulted and could continue to result in fiscal deficits and affect economic growth;

•         inflation remains high and may continue at those levels in the future;

•         investment as a percentage of GDP remains low to sustain the growth rate of the past decade;

•         several protests or strikes took place during 2017, which adversely affects the stability of the political, social and economic environment and may negatively impact the global financial market’s confidence in the Argentine economy. We cannot guarantee that these kinds of events will not occur in the future;

•         energy or natural gas supply may not be sufficient to supply increased industrial activity (thereby limiting industrial development) and consumption;

•         unemployment and informal employment remain high; and

•         the Argentine Government’s economic expectations may not be met and the process of restoring the confidence in the Argentine economy may take longer than anticipated.

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

The impact of congressional and presidential elections on the future economic and political environment of Argentina remains uncertain, but likely to be material

Since taking office on December 10, 2015, the Macri administration has announced and implemented several significant economic and policy reforms, including:

•         Electricity system state of emergency and reforms. On December 16, 2015, the Macri administration declared a state of emergency of the national electricity system that was in effect until December 31, 2017. The state of emergency allowed the Argentine Government to take actions designed to guarantee the supply of electricity. In addition, following the Macri administration’s announcement that it would reexamine energy subsidy policies, the ME&M increased electricity rates for the wholesale market for purchases made between February 1 through April 30, 2016. This increase was used to reduce subsidies to the sector. On January 29, 2016, the ENRE, through Resolution No. 1/16 approved a new tariff structure for electricity distribution which became effective on February 1, 2016, and introduced different prices depending on the categories of customers. Such resolution also contemplated a social tariff applicable to residential customers who comply with certain consumption requirements, which included a full exemption for monthly consumptions equal to or below 150 KWh and other tariff benefits for customers who exceed such consumption levels but achieve a monthly consumption lower than that of the same period in the immediately preceding year. On the same date, through Resolution No. 2/16, the ENRE partially repealed Resolution No. 347/12, discontinuing the FOCEDE (as defined below) and ordered us to open a special bank account with a Central Bank authorized entity where the funds received pursuant to Resolution No. 347/12 were be deposited through February 2016. By correcting tariffs, reducing subsidies and modifying the regulatory framework, the Macri administration aimed at correcting distortions in the energy sector and stimulating investment. Following the tariff increases, preliminary injunctions were requested by customers, and non-Governmental organizations that defend customers’ rights, some of which were granted by Argentine courts. Among others, two separate orders led to the suspension of end-user electricity tariff increases in the Province of Buenos Aires and in the entire territory of Argentina.

However, on September 6, 2016, the Argentine Supreme Court reversed the injunctions that had suspended end-user electricity tariff increases on the basis of formal objections and procedural defects and, therefore, as of the date of this annual report, increases to end-user electricity tariffs are no longer suspended. On September 12, 2016, pursuant to an Argentine Supreme Court decision, a public hearing conducted by the ME&M was held in relation to the approval of a new gas tariff schedule. In October 2016, such new gas tariff schedule was approved by the Macri administration establishing increases in tariffs ranging between 300% and 500%. On October 28, 2016, a non-binding public hearing was conducted by the ME&M and the ENRE to discuss tariff proposals submitted by distribution companies covering the greater Buenos Aires area (with approximately 15 million inhabitants), including us, for the 2017-2021 period within the framework of the RTI. On February 1, 2017, the ENRE enacted several resolutions which, among other policy changes, implemented a reduction of electricity tariff subsidies, and an increase in electricity tariffs for their residential customers. Such increases ranged between 61% and 148%, according to the amount of electricity consumption. During 2017, lower court injunctions suspended end-user electricity tariff increases, implemented as of February 1, 2017, in the provinces of Buenos Aires and Chaco. On November 30, 2017 and on January 31, 2018, the ENRE enacted the resolutions No. 603/17 and No. 33/18, respectively, which, among others, approved own distribution costs (“CPD”) values, applicable as from December 1, 2017, and retroactively to consumption recorded in the months of August through November 2017 and the values of CPD, the values of the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 329/17 and the values of the Edenor’s electricity rate schedule applicable to consumption recorded as from February 1, 2018. As of the date of this annual report, the tariff tables for the transport and distribution of electric energy during the five-year period 2017-2021 were effective and not subject to any injunctions. See “Item 5—Operating and Financial Review and Prospects—Integral Tariff Revision.”

  Transport and distribution of natural gas reforms. On September 12, 2016, pursuant to an Argentine Supreme Court decision, a public hearing conducted by the ME&M was held for the approval of a new gas tariff schedule. In this regard, the ME&M issued Resolution No. 28/2016 and Resolution No. 31/16, pursuant to which it fixed the prices of natural gas at the supply point (“PIST”) and the tariffs of distribution and transportation of natural gas that will reach residential and commercial users throughout the country, as well as to the supply of compressed natural gas to service stations and electricity generating plants and instructed the Ente Nacional Regulador del Gas (“ENARGAS”) to carry out RTI process, to determine the tariffs of distribution and transportation of natural gas applicable throughout the country. The RTI concluded on March 27, 2018, and a new tariff schedule applicable to the transportation and distribution of natural gas has been published and will be in effect during the five-year period from April 2017 to March 2022.
  INDEC reforms. Regarding the reliability of the information produced by the INDEC, the Macri administration appointed Mr. Jorge Todesca, previously a director of a private consulting firm, as head of the agency. The INDEC has implemented certain methodological reforms and adjusted certain macroeconomic statistics on the basis of such reforms. On January 8, 2016, Decree No. 55/2016 was issued by the Argentine Government declaring a state of administrative emergency on the national statistical system and on the official agency in charge of the system, the INDEC, which remained in effect until December 31, 2016. Following the emergency declaration, the INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure was finalized. During the implementation of these reforms, however, the INDEC used official consumer price index (“CPI”) figures and other statistics published by the Province of San Luis and the City of Buenos Aires for reference as a benchmark of national inflation. As of the date of this annual report, the INDEC has published certain revised data, including the CPI monthly data since May 2016 and foreign trade and balance of payment statistics. On June 29, 2016, the INDEC published a report including revised GDP data for the years 2004 through 2015. On September 22, 2016, the INDEC resumed publication of its essential goods and services basket assessment. On November 9, 2016, the IMF Executive Board lifted its censure on the Republic of Argentina, noting that the Republic of Argentina had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the International Monetary Fund (IMF). The INDEC GDP data for 2016 shows a 2.2% GDP contraction compared to 2015. The INDEC GDP data for 2016 showed a 2.2% GDP contraction compared to 2015, while for 2017 showed a 2.8% GDP increased compared to 2016. See “—Risks Related to Argentina—The credibility of several Argentine economic indexes was called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, limit our ability to access credit and the capital markets.”
  Foreign exchange reforms. In addition, the Macri administration implemented certain reforms to the foreign exchange market regulatory framework that provided greater flexibility and easier access to the foreign exchange market. The principal measures adopted as of the date of this annual report included (i) the elimination of the requirement to register foreign exchange transactions in the Argentine Tax Authority’s (“AFIP”) database, (ii) the elimination of the requirement to transfer the proceeds of new financial indebtedness transactions into Argentina and settle such proceeds through the single and free floating foreign exchange market (the “MULC”), (iii) a decrease from 30% to 0% of the registered, non-transferable and non-interest-bearing deposit required in connection with certain transactions involving foreign currency inflows, and (iv) the elimination of the requirement of a minimum holding period (72 business hours) for purchases and subsequent sales of the securities. On January 11, 2018, with the aim of providing more flexibility to the foreign exchange system and promoting competition, allowing the entrance of new players to the system, the free floating foreign exchange market was created by means of Decree No. 27/2018. For additional information see “Item 10. Additional Information – Exchange Controls”. The exchange rate published by Banco Nación as of April 17, 2018 was Ps. 20.18 to U.S.$1.00.
  Foreign trade reforms. The Macri administration eliminated export duties on wheat, corn, beef and regional products, and reduced the export duty on soybeans by 5%, to 30%. Further, the 5% export duty on most industrial exports and export duties on mining exports, were eliminated. With respect to payments of existing debts for imports of goods and services, the Macri administration eliminated most of the restrictions on access to the MULC and eliminated the amount for any new transactions. In addition, the import customs system was modified by the replacement of the Declaraciones Juradas Anticipadas de Importación system with a new import procedure that requires certain filings and import licences for certain goods (including textiles, footwear, toys, domestic appliances and automobile parts), which, unlike the previous system, does not contemplate discretionary federal Government approval of payments for the import of products through the MULC. By Decree No. 893/2017, published in the Official Gazette on November 2, 2017, the Argentine Government repealed article 1 of Decree No. 2,581/1964, article 10 of Decree No. 1,555/1986 and Decree No. 1,638/2001. As a result, the obligation of Argentine exporters to repatriate and settle for pesos in the MULC foreign currency proceeds derived from the export of goods was eliminated. On January 2, 2017, the Argentine Government further reduce the export duties rates of soybean and soybean products, establishing a monthly 0.5% decrease on the export duties rate beginning in January 2018 through December 2019. In addition, importers were offered short-term debt securities issued by the Argentine Government to repay outstanding commercial debt for the import of goods.
  Debt Policy. Since taking office, the Macri administration negotiated agreements to settle outstanding claims with a large majority of holdout creditors. However, as of the date of this annual report, litigation initiated by bondholders that have not responded to Argentina’s settlement proposal continues in several jurisdictions, although the size of the claims involved has decreased significantly. See “Item 3. -Key Information – Risk Factors – Risk Related to Argentina - Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of operations and prospects for growth.”
  Correction of monetary imbalances. The Macri administration announced the adoption of an inflation targeting regime to apply in parallel with the floating exchange rate regime and established inflation targets for the next four years. The Central Bank has increased intervention efforts in the foreign exchange market to reduce excess monetary imbalances and raised Peso interest rates to offset inflationary pressure. Since January 2017, the Central Bank started to use the seven-day repo reference rate as the anchor of its inflation targeting regime. Short term notes issued by the Central Bank (“LEBACs”) are used to manage liquidity. On December 28, 2017, the Central Bank announced its inflation targets for 2018, 2019 and 2020. The inflation target for 2018 is 15%, representing an increase compared to the Central Bank’s previous target range of 8%-12% for the same year. Inflation targets for 2019 and 2020 are 10% and 5%, respectively.

  Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria). On March 1, 2018, the Corporate Criminal Liability Law came into effect, providing for the criminal liability of corporate entities for offenses against the public administration and cross-border bribery committed by, among others, its shareholders, attorneys-in-fact, directors, managers, employees, or representatives. A company found liable under this law may be subject to various sanctions, including, among others, fines from two to five times the undue benefit obtained or that could have been obtain and the partial or total suspension of activities for up to ten years. In addition, this law extended the criminal liability under the Argentine Criminal Code to actions committed outside Argentina by Argentine citizens or companies domiciled in Argentina.
  Argentine capital markets reforms. On November 13, 2017, the executive branch submitted to the Argentine Congress draft legislation aimed to develop the Argentine domestic capital markets. The draft legislation provides for the amendment of the Argentine Capital Markets Law No. 26,831 (the “CML”), the Mutual Funds Law No. 24,083 and the Argentine Negotiable Obligations Law No. 23,576, among others. The draft law also amends certain tax provisions, as well as regulations relating to derivatives. On March 21, 2018, the draft legislation was approved by the Senate, subject to certain amendments. As of the date of this annual report, the draft legislation is under review by the Chamber of Deputies for its definitive approval.
  Pension Reform Law (Ley de Reforma Previsional). On December 28, 2017, the Argentine Congress enacted the Pension Reform Law, whose goal is to overhaul Argentina’s social security program by implementing measures to facilitate its sustainability, while still protecting certain vulnerable beneficiaries. To that effect, the Pension Reform Law modified the basic formula for calculating the periodic adjustment of retirement benefits, pension payments and the Universal Child Allowance (Asignación Universal por Hijo) available to participants. Under the pre-existing regime, payments to beneficiaries were linked to wages and taxes. In particular, the periodic adjustments occurred twice a year and such adjustments were based on the variation in certain tax revenues assigned to Argentina’s National Social Security Administration (Administración Nacional de la Seguridad Social or “ANSES”) (with a 50% weighting) and the change in the average wage, based on the greater of the Remuneración Imponible Promedio de los Trabajadores Estables (“RIPTE”), an index published by the Ministry of Labor that measures the salary increases of public sector employees, or the data published by INDEC (with a 50% weighting). Beginning in March 2018, payments to beneficiaries are linked to inflation. In particular, periodic adjustments will be quarterly on the basis of a formula that measures the variation of inflation (with a 70% weighting) and the RIPTE index (with a 30% weighting). The law also guarantees a one-time supplemental payment to beneficiaries of the Universal Basic Benefit (Prestación Básica Universal) who have established 30 years or more of employment with effective contributions, so that the beneficiary’s pension is equivalent to eighty-two percent (82%) of the minimum wage value.

The Pension Reform Law also amended Section 252 of the Labor Law to permit employers to request the retirement of employees who have reached 70 years of age (compared to 65 years under the prior regimen). The employer must continue the employment relationship for one year or until the employee obtains the benefit, whichever occurs first. Notwithstanding the foregoing, male employees may exercise their right to request pension benefits at the age of 65 or thereafter and female employees may exercise such right at the age of 60 or thereafter. Public sector employees are excluded from the foregoing provision.

To mitigate the adverse impact on certain beneficiaries of the transition to the new benefit adjustment formula approved by the Argentine Congress, on December 20, 2017, the Macri administration granted a special one-time Ps.750 subsidy to beneficiaries who receive less than Ps.10,000 per month and meet certain age and years of employment requirements under the law. Beneficiaries of non-contributory pensions for old age or disability who receive less than Ps.10,000 per month and those who meet the requirements of the Universal Pension for the Elderly (Pensión Universal para el Adulto Mayor) were also granted a one-time subsidy of Ps.375. Further, this measure provided a one-time subsidy of Ps.400 to beneficiaries of the Universal Child Allowance and/or the Universal Pregnancy Allowance (Asignación Universal por Embarazo).

  Tax on Financial Transactions (Impuesto al Cheque). On December 27, 2017, the Argentine Congress extended the tax on financial transactions through 2022, and earmarked revenues collected under this tax item to fund the Argentine Integrated Pension System (SIPA).
  Tax Reform (Reforma Tributaria). On December 27, 2017, the Argentine Congress approved a series of reforms to reduce the complexity and increase the efficiency of the Argentine tax regime by, for example, measures targeting tax evasion, as well as increasing the coverage of income tax as applied to individuals and encouraging investment while sustaining Argentina’s medium- and long-term efforts to restore fiscal balance. The tax reforms will gradually come into effect over the next five years. The fiscal cost of the reform is estimated at 0.3% of Argentina’s GDP. The tax reform is part of a larger program announced by President Macri intended to increase the competitiveness of the Argentine economy (including by reducing the fiscal deficit) and labor market, and reduce poverty levels on a sustainable basis. The main aspects of the tax reform are the following:

(i)                   Interest earned, and capital gains realized, by Argentine tax residents (individuals and undivided estates located in Argentina), derived from the sale or disposition of bonds issued by the federal Government, the provinces and municipalities of Argentina and the City of Buenos Aires, will be subject to income tax at a rate of (a) 5%, in the case of Peso-denominated securities that do not include an indexation clause, and (b) 15%, in the case of Peso-denominated securities with an indexation clause or foreign currency denominated securities; capital gains realized by Argentine tax residents (individuals and undivided estates located in Argentina) from the sale of equity securities on a stock exchange will remain exempt, subject to compliance with certain requirements.

(ii)                 Holders of notes issued by the federal Government, the provinces and municipalities of Argentina and the City of Buenos Aires that are not Argentine tax residents will be exempt from Argentine income taxes on interest and capital gains to the extent such beneficiaries do not reside in, or channel their funds through, non-cooperating jurisdictions. The non-cooperating jurisdictions list will be prepared and published by the executive branch. Short-term notes issued by the Central Bank (LEBACs) are outside the scope of these exemptions applicable to non-Argentine residents.

(iii)                The aforementioned amendments have been in force since January 1, 2018.

(iv)               Corporate income tax will be gradually reduced to 30% for the fiscal year commencing January 1, 2018, and to 25% for fiscal years commencing on or after January 1, 2020. Withholding taxes will be assessed on certain dividends or distributed profits bringing the total effective tax rate on corporate profits to 35%.

The tax reforms also provide for other amendments regarding social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels and excise taxes.

•         Fiscal Consensus. On December 22, 2017, the Chamber of Deputies passed into law the Fiscal Agreement (“Pacto Fiscal”), also known as the Fiscal Consensus (“Consenso Fiscal”). This law was based on an agreement signed on November 16, 2017 between the Argentine Government and representatives from 23 out of Argentina’s 24 provinces, with the goal of implementing measures that favor sustained growth in economic activity, productivity and employment. The Fiscal Consensus includes a commitment to lowering distortive taxes by 1.5% of GDP over the next five years, a waiver of lawsuits against the Argentine Government and a Ps.20,000 million payment to the province of Buenos Aires (which will increase over the next five years) as a partial and progressive solution to the conflict related to the Buenos Aires Metropolitan Area Fund (Fondo del Conurbano Bonaerense).

As of the date of this annual report, the final impact that the aforementioned measures and any future measures to be taken by the current administration will have on the Argentine economy as a whole, and our business in particular, cannot be fully anticipated. We cannot predict how the current administration will address certain political and economic issues that were central during the Presidential election campaign, such as the financing of public expenditure and public service subsidies, or the impact that any measures related to these issues that are implemented by the current administration will have on the Argentine economy as a whole. We cannot assure you that these measures, or any future measures, taken by the Macri administration will have a positive impact on the Argentine economy, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs and Class B common shares.

If the high levels of inflation continue, the Argentine economy and our results of operations could be adversely affected

Historically, inflation has materially undermined the Argentine economy and the Argentine Government’s ability to create conditions that allow growth.  In recent years, Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors.  From 2011 to date, Argentina experienced increases in inflation as measured by the wholesale price index (“WPI”) that reflected the continued growth in the levels of private consumption and economic activity (including exports and public and private sector investment), which applied an upward pressure on the demand for goods and services, evidenced by significantly higher fuel, energy and food prices, among others. According to data published by the INDEC, CPI rates for July, August, September, October, November and December 2017, and January, February and March 2018 were 1.7%, 1.4%, 1.9%, 1.5%, 1.4%, 3.1%, 1.8%, 2.4% and 2.3%, respectively. See “—The credibility of several Argentine economic indexes was called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, limit our ability to access credit and the capital markets” below. The previous administration has in the past implemented programs to control inflation and monitor prices for essential goods and services, including by freezing the prices of supermarket products, and through price support arrangements with private sector companies in several industries and markets. The Argentine Government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline have affected prices, creating additional inflationary pressure.

A high inflation rate affects Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation, negatively impacting employment and the level of economic activity and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit to businesses.  In turn, a portion of the Argentine debt continues to be adjusted by the Coeficiente de Estabilización de Referencia (Stabilization Coefficient, or “CER”), a currency index, that is strongly related to inflation.  Therefore, any significant increase in inflation would cause an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy.  A continuing inflationary environment could undermine our results of operations, adversely affect our ability to finance the working capital needs of our business on favorable terms; and it could adversely affect our results of operations and cause the market value of our ADSs and Class B common shares to decline.

Although conditions necessary to qualify the Argentine economy as hyperinflationary in accordance with provisions of IAS 29 have not been met, and considering professional and regulatory limitations for the preparation of adjusted financial statements as of December 31, 2017, certain macroeconomic variables affecting the Company’s business, such as wage costs and purchase prices, have experienced significant annual variations, and as a result should be considered in the evaluation and interpretation of the financial position and results presented by the Company in the Consolidated Financial Statements. In case inflation rates continue to escalate in the future, the Argentine Peso may qualify as a currency of a hyperinflationary economy, in which case our audited Consolidated Financial Statements and other financial information may need to be adjusted by applying a general price index and expressed in the measuring unit (i.e., the hyperinflationary currency) current at the end of each reporting period. We cannot determine at this time the impact that this would have on our results of operations and financial condition

The credibility of several Argentine economic indexes was called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, limit our ability to access credit and the capital markets

In January 2007, the INDEC modified its methodology used to calculate the CPI, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households.  Prior to 2015, the credibility of the CPI, as well as other indices published by the INDEC were called into question.

On November 23, 2010, the Fernández de Kirchner administration began consulting with the IMF for technical assistance in order to prepare a new national CPI with the aim of modernizing the statistical system. However, Argentina was subsequently censured by the IMF in 2014 for failing to make sufficient progress in adopting remedial measures to address the quality of official data, including inflation and GDP. On November 9, 2016, the IMF Executive Board listed its censure on Argentina, noting that Argentina has resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF.

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

On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP and foreign trade data, as well as with poverty and unemployment rates, the Macri administration declared a state of administrative emergency for the national statistical system and the INDEC that remained in effect through December 31, 2016. The INDEC suspended the publication of certain statistical data until a reorganization of its technical and administrative structure to recover its ability to produce reliable statistical information was finalized in June 2016. During the suspension period, the INDEC published CPI figures published by the City of Buenos Aires and the Province of San Luis for reference as an estimated benchmark for national inflation. In June 2016, the INDEC resumed publishing an official inflation rate using a new methodology for calculating the CPI.

On September 22, 2016, the INDEC resumed publication of its essential goods and services basket assessment. On July 11, 2017, the INDEC began publishing a national CPI (the “National CPI”).  The National CPI is based on a survey conducted by INDEC and several provincial statistical offices in 39 urban areas including each of the Argentina’s provinces. The official CPI inflation rate for the year ended December 31, 2017 was 24.8%.

High inflation rates affect Argentina’s foreign competitiveness, social and economic inequality, negatively impact employment, consumption and the level of economic activity and undermine confidence in Argentina’s banking system, which could further limit the availability of and access by local companies to domestic and international credit. Inflation rates could escalate in the future, and there is uncertainty regarding the effects that the Government measures to control inflation that are adopted, or that may be adopted in the future, may have. Increased inflation could adversely affect the Argentine economy, which in turn may have an adverse effect on our financial condition and results of operations.

Notwithstanding measures taken by the INDEC to address appropriate inflation statistics, some private economists estimate significantly higher inflation rates than those published by the INDEC for the period from 2007 to 2015. Any future required correction or restatement of the INDEC indexes could result in decreased confidence in Argentina’s economy, which, in turn, could have an adverse effect on our ability to access international capital markets to finance our operations and growth, and which could, in turn, adversely affect our results of operations and financial condition and cause the market value of our ADSs and Class B common shares to decline.

Argentina’s past default and litigations with holdout bondholders may limit our ability to access international markets

Argentina’s history of defaults on its external debt and the protracted litigation with holdout creditors, summarized below, may reoccur in the future and prevent Argentine companies such as us from accessing the international capital markets readily or may result in higher costs and more onerous terms for such financing, and may therefore negatively affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Following the default on its external debt in 2001, Argentina sought to restructure its outstanding debt by offering holders of the defaulted bonds two opportunities to exchange them for newly issued debt securities, in 2005 and again in 2010. Holders of approximately 93% of Argentina’s defaulted debt participated in the exchanges. Nonetheless, a number of bondholders held out from the exchange offers and pursued legal actions against Argentina in the courts of the United States and several other countries.

After almost 15 years of litigation, and following the beginning of Macri Administration, in February 2016 Argentina negotiated and reached settlement agreements with a significant portion of its holdout creditors.  As required by the settlement, on March 31, 2016, the Argentine Congress voted to repeal Laws No. 26,017 (known as “Ley Cerrojo”) and 26,984 (known as “Ley de Pago Soberano”), which prohibited Argentina from offering to the holdouts better conditions than those offered in the debt swaps of 2005 and 2010. On April 13, 2016, Argentina announced that it would proceed with a new bond offering of up to U.S.$ 12.5 billion to repay the holdouts. After issuing U.S.$ 16.5 billion of new bonds to international investors, on April 22, 2016 Argentina notified the competent U.S. court that it had made full payment under the settlement agreements with the holdout creditors. Although the size of the claims involved has decreased significantly, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions.

However, even though Argentina has successfully accessed the international capital markets since the settlement, there continues to be a risk that the country will not attract the foreign direct investment and financing needed to restart the investment cycle and achieve sustainable rates of economic growth. If that risk occurs, Argentina’s fiscal condition could be adversely affected, which could lead to more inflation and undermine the government’s ability to implement economic policies designed to promote growth. The difficulty of sustaining over time economic growth with reasonable price stability could result in a renewed episode of economic instability.

In addition, the foreign shareholders of several Argentine companies (including us), together with public utilities and certain bondholders that did not participate in the exchange offers described above, filed claims with the International Centre for Settlement of Investment Disputes (“ICSID”), alleging that the emergency measures adopted by the Government in 2002 do not meet the just and equal treatment requirements of several bilateral investment treaties to which Argentina is a party. Several of these claims have been resolved against Argentina.

Past situations, such as the lawsuits with creditors that did not accept to the debt exchange, the claims before the ICSID, and the economic policy measures adopted by the Government or any future default of Argentina regarding its financial obligations may harm Argentine companies’ ability to obtain financing. Even financial conditions of such access could be disadvantageous to Argentine companies and, therefore, may adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Fluctuations in the value of the Peso could adversely affect the Argentine economy and, which could, in turn adversely affect our results of operations

Fluctuations in the value of the Peso may also adversely affect the Argentine economy, our financial condition and results of operations.  The devaluation of the Peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to very high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand including public utilities and the financial industry and adversely affect the Argentine Government’s ability to honor its foreign debt obligations.  After several years of moderate variations in the nominal exchange rate, the peso lost more than 50% of its value with respect to the U.S. dollar in 2015 and approximately 22% in 2016, including a depreciation of approximately 34% mainly experienced after December 17, 2015 following the announcement of the lifting of a significant portion of foreign exchange restrictions. As of December 21, 2017, the Peso had lost 21.2% of its value with respect to the U.S. dollar as of December 27, 2016.  Since the devaluation in December 2015, the Central Bank has allowed the Peso to float and limited interventions to those needed to ensure the orderly functioning of the foreign exchange market. As of December 31, 2017, the exchange rate was Ps. 18.649 to U.S.$ 1.00 and the depreciation of the Peso with respect to the U.S. Dollar reached approximately 17% during 2017.  We are unable to predict the future value of the Peso against the U.S. Dollar.  If the Peso devalues further, the negative effects on the Argentine economy could have adverse consequences to our business, our results of operations and the market value of our ADSs, including as measured in U.S. Dollars.

On the other hand, a significant appreciation of the Peso against the U.S. Dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports (as a consequence of the loss of external competitiveness).  Any such increase could also have a negative effect on economic growth and employment, reduce the Argentine public sector’s revenues from tax collection in real terms, and have a material adverse effect on our business, our results of operations and the market value of our ADSs, as a result of the overall effects of the weakening of the Argentine economy.

From time to time, the Central Bank may intervene in the foreign exchange market in order to maintain the currency exchange rate. Additional volatility, appreciations or depreciations of the Peso or reduction of the Central Bank’s reserves as a result of currency intervention could adversely affect the Argentine economy and our ability to service our debt obligations, including the our ADSs.

Government intervention may adversely affect the Argentine economy and, as a result, our business and results of operations

In the recent past, the Fernández de Kirchner administration increased its direct intervention in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

Notwithstanding the measures recently adopted by the Macri administration and its planned liberalization of the economy, we cannot assure you that measures that may be adopted by the current or any future Argentine Government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade and investments will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations or cause the market value of our ADSs and Class B common shares to decline.

The implementation in the future of new exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business

Starting in December 2001, the Argentine Government imposed a number of monetary and foreign exchange control measures in an attempt to prevent capital flight and a further depreciation of the Peso. These measures included restrictions on the free disposition of funds deposited with banks, the exchange of Argentine currency into foreign currencies and the transfer of funds abroad without prior approval by the Central Bank, and were implemented in circumstances where a serious imbalance developed in Argentina’s balance of payments.

Although several of such exchange controls and transfer restrictions were subsequently suspended or terminated, in June 2015 the Argentine Government issued a decree that established new controls on capital flows, which resulted in a decrease in the availability of international credit for Argentine companies. Through a combination of foreign exchange and tax regulations from 2011 until President Macri assumed office in December 2015, the Fernández de Kirchner administration significantly curtailed access to the foreign exchange market by individuals and private-sector entities. In response, an unofficial U.S. Dollar trading market was developed in which the Peso-U.S. Dollar exchange rate in such market differed substantially from the official Peso-U.S. Dollar exchange rate. See “Item 3. Key Information—Exchange Rates” and “Item 10—Exchange Controls.”

As of the date of this annual report, the Macri administration has eliminated all foreign exchange restrictions that developed under the Fernández de Kirchner administration.

In addition, the level of international reserves deposited with the Central Bank significantly decreased from U.S.$ 47.4 billion as of November 1, 2011 to U.S.$25.6 billion as of December 31, 2015, resulting in a reduced ability of the Argentine Government to intervene in the foreign exchange market and to provide access to such markets to private sector entities like us. The Macri administration has aimed at increasing the level of international reserves deposited with the Central Bank through the adoption of different measures. As a result of the measures adopted, the Central Bank’s international reserves increased to over U.S.$ 55.1 billion as of December 31, 2017.

Notwithstanding the measures recently adopted by the Macri administration, in the future the Argentine Central Bank and Argentine Government could re-introduce exchange controls, impose restrictions on transfers abroad, restrictions on the movement of capital or take other measures in response to capital flight or a significant depreciation of the Argentine Peso, which could limit our ability to access the international capital markets. Such measures could lead to political and social tensions and undermine the Argentine Government’s public finances, as has occurred in the past, which could have an adverse effect on economic activity in Argentina and, consequently, adversely affect our business and results of operations and cause the market value of our ADSs and Class B common shares to decline. As of the date of this annual report, however, the transfer of funds abroad to pay dividends is permitted to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting of the Company.

The Argentine economy remains vulnerable to external shocks that could be caused by significant economic difficulties of Argentina’s major regional trading partners, particularly Brazil, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth, and consequently, our results of operations and financial condition.

Weak, flat or negative economic growth of any of Argentina’s major trading partners such as Brazil could adversely affect Argentina’s economic growth. Argentina’s economy is vulnerable to external shocks. For example, economic slowdowns, especially in Argentina’s major trading partners, led to declines in Argentine exports in the last few years. Specifically, fluctuations in the price of the commodities sold by Argentina and a significant revaluation of the peso against the U.S. dollar could harm Argentina’s competitiveness and affect its exports. In addition, international investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors.

 The economy in Brazil, one of the main import and export markets for Argentina, experienced rising negative pressure because of political uncertainty, including the removal from office of the President Dilma Rousseff and the fallout from the continuing investigation into the Lava Jato corruption scandal. After two years of retreat, in 2017 the Brazilian economy grew by 1%. Additionally, during 2017 the country continued to suffer a political and institutional crisis that included new requests for impeachment of President Temer and general strikes against the reforms imposed by the government. Argentine foreign trade is highly dependent on the Brazilian economy; thus a poor performance of Brazil’s economy could lead to the deterioration of Argentina’s trade balance. Additional Brazilian political and economic crises could negatively affect Argentine economy.

Financial and securities markets in Argentina are also influenced by economic and market conditions in other markets worldwide. U.S. monetary policy has significant effects on capital inflows and asset price movements in emerging market economies. Increases in U.S. interest rates result in the appreciation of the U.S. dollar and decreases in prices for raw materials, which can adversely affect commodity-dependent emerging economies.

Additionally, a slowing of China’s GDP growth has led to a reduction in exports to this Asian country, which in turn has caused oversupply and price declines in certain commodities. Decreases in exports have a material adverse effect on Argentina’s public finances due to a loss of tax on exports, causing an imbalance in the country’s exchange market.

On June 23, 2016, the United Kingdom voted in favor of exiting the European Union. On March 29, 2017, UK Prime Minister Theresa May triggered the Brexit process. As of the date of this Annual Report, the actions that the United Kingdom will take to effectively exit from the European Union or the length of such process are uncertain. The results of the United Kingdom’s referendum and the initiation of the Brexit process have caused, and are anticipated to continue to cause, volatility in the financial markets, which may in turn have a material adverse effect on our business, financial condition and results of operations. The United Kingdom’s general election on June 8, 2017 left the conservative party without a majority, increasing the uncertainty surrounding the Brexit and the chance to reach a deal with the European Union by 2019.

On November 8, 2016, Donald J. Trump was elected President of the United States and he took office in January 2017. President Trump has evidenced an inclination to consider greater restrictions on free trade and immigration. Changes in social, political, regulatory and economic conditions in the United States or in laws and policies governing foreign trade could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Argentine economy, which in turn could have a negative impact on our operations. In addition, on February 5, 2018, Jerome H. Powell took the oath of office as Chairman of the Board of Governors of the Federal Reserve System, succeeding Janet L. Yellen. Mr. Powell has expressed its intention to continue with the policy of the Federal Reserve System to gradually raise interest rates as the economic conditions in the U.S. improve and adjust the strategy depending on how the economy performs. If the U.S. economy continues to be perceived as gaining momentum, the recent U.S. tax overhaul by the Trump administration, which slashed the corporate income tax rate and cut personal income tax rates, could cause an economy that may be nearing full capacity and prompt the Federal Reserve System to become more aggressive than anticipated in its course of interest rate hikes. The Trump administration recently issued tariffs on certain products altering the international trade environment, which combined with the increase in the U.S. reference interest rates has created additional volatility in the U.S. and the international markets.

On October 27, 2017, the regional government of Catalonia declared independence from Spain. In response to this declaration, the Spanish national government rejected the declaration and intervened, dissolving the regional parliament and convening new elections to elect new regional authorities. These conflicts in the European Union in general, and in Spain in particular, may have political, regulatory and economic implications on the international markets.

Although economic conditions vary from country to country, investors’ perceptions of events occurring in other countries have in the past substantially affected, and may continue to substantially affect, capital flows into and investments in securities from issuers in other countries, including Argentina. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors. Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our financial condition and results of operations.

Certain economic policies of the former government administration in Argentina, including the relationship with the IMF and the foreign exchange restrictions, led in the past to a reduction in exports and foreign direct investments, to a decline in national tax revenues and to the inability to access international capital markets. There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by the government in the future or by events in the economies of developed countries or in other emerging markets.

Argentina could be adversely affected by negative economic or financial developments in other emerging and developed countries, which in turn may have material adverse effect on the Argentine economy and, indirectly, on our business, financial condition and results of operations, and the market value of our ADSs and Class B common shares.

Application of certain laws and regulations is uncertain and could adversely affect our results of operations and financial condition

Law No. 26,854, which regulates injunctions in cases in which the Argentine Government is a party or has intervened, was promulgated on April 30, 2013 as part of a judicial reform bill approved by the Argentine Congress.  Among the principal changes implemented pursuant to the judicial reform bill is a time limitation on injunctions imposed in proceedings brought against the Argentine Government and the creation of three new chambers of Casación, each of which must hear an appeal before the matter is considered by the Supreme Court of Justice of Argentina.  In addition, Law No. 26,855, which became effective on May 27, 2013, modified the structure and functions of the Argentine Consejo de la Magistratura (judicial council), which has the authority to appoint judges, present charges against them and suspend or remove them.  As of the date of this annual report, several aspects of this legislation have been struck down as unconstitutional by the Argentine Supreme Court.

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

On October 1, 2014, the Argentine Congress approved the reform, update and unification of the National Civil and Commercial codes. A single new National Civil and Commercial Code became effective on August 1, 2015. In addition, more recently Argentina Congress has passed certain laws such as those reforming the pension system and establishing corporate criminal liability for certain corrupt practices and a tax law reform, for more information see “Item 2. Key Information–Risk Factors–Risks relating to Argentina-The impact of congressional and presidential elections on the future economic and political environment of Argentina remains uncertain, but likely to be material.”

The long-term impact of recently adopted legislation on Argentina’s legal system and future administrative or judicial proceedings, including potential future claims by us against the Argentine Government, cannot be predicted.

Risks Relating to the Electricity Distribution Sector

The Argentine Government has intervened in the electricity sector in the past, and may to continue intervening

Historically, the Argentine Government has exerted a significant influence on the economy, including the energy sector, and companies such as us that operate in such sector have done so in a highly regulated context that aims mainly at guaranteeing the supply of domestic demand.

To address the Argentine economic crisis in 2001 and 2002, the Argentine Government adopted the Public Emergency Law and other regulations, which made a number of material changes to the regulatory framework applicable to the electricity sector. These changes severely affected electricity generation, distribution and transmission companies and included the freezing of distribution nominal margins, the revocation of adjustment and inflation indexation mechanisms for tariffs, a limitation on the ability of electricity distribution companies to pass on to the customer increases in costs due to regulatory charges and the introduction of a new price-setting mechanism in the wholesale electricity market (the “WEM”) which had a significant impact on electricity generators and generated substantial price differences within the market. From time to time, the Argentine Government has continued to intervene in this sector by, for example, granting temporary nominal margin increases, proposing a new social tariff regime for residents of poverty-stricken areas, removing discretionary subsidies, creating specific charges to raise funds that were transferred to Government-managed trust funds that finance investments in generation and distribution infrastructure and mandating investments for the construction of new generation plants and the expansion of existing transmission and distribution networks.

On December 17, 2015, the Argentine Government issued Decree No. 134/15 declaring the emergency of the national electricity sector which was in effect until December 31, 2017, and instructing the ME&M to adopt any measure the ME&M deemed necessary regarding the generation, transmission and distribution segments, to adjust the quality, and guarantee the provision of, electricity. The emergency declaration expired and was not renewed.

As of the date of this annual report, the Argentine Government, through the relevant agency enacted several resolutions to impose the penalties regime of the services and adjusting the tariffs. On February 1, 2017, the RTI process was completed and a new tariff scheme for the following five-year period was enacted.

Notwithstanding the recent measures adopted, we cannot assure you that certain other regulations or measures that may be adopted by the Argentine Government will not have a material adverse effect on our business and results of operations or on the market value of our shares and ADSs or that the Argentine Government will not adopt emergency legislation similar to the Public Emergency Law or other similar regulations in the future that may increase our obligations, including increased taxes, unfavorable alterations to our tariff structures and other regulatory obligations, compliance with which would increase our costs and may have a direct negative impact on our results of operations and cause the market value of our ADSs and Class B common shares to decline. See “Item 4. Information on the Company—Our Business Overview—Edenor Concession.”

There is uncertainty as to what other measures the Argentine Government may adopt in connection with tariffs on public services and their impact on the Argentine economy.

Electricity distributors were severely affected by the emergency measures adopted during the economic crisis, many of which remain in effect

Distribution tariffs include a regulated margin that is intended to cover the costs of distribution and provide an adequate return over the distributor’s asset base. Under the Convertibility Regime, distribution tariffs were calculated in U.S. Dollars and distribution margins were adjusted periodically to reflect variations in U.S. inflation indexes. Pursuant to the Public Emergency Law, in January 2002 the Argentine Government froze all distribution margins, revoked all margin adjustment provisions in distribution concession agreements and converted distribution tariffs into Pesos at a rate of Ps. 1.00 per U.S.$ 1.00. These measures, coupled with the effect of high inflation and the devaluation of the Peso, led to a decline in distribution revenues and an increase of distribution costs in real terms, which could no longer be passed on to users through adjustments to the distribution margin. This situation, in turn, led many public utility companies, including us and other important distribution companies, to suspend payments on their commecial debt (which continued to be denominated in U.S. Dollars despite the pesification of revenues), effectively preventing these companies from obtaining further financing in the domestic or international credit markets and making additional investments.

In recent years, the Argentine Government granted temporary and partial reliefs to some distribution companies, including limited increases in distribution margins, temporary cost adjustment mechanism which was not fully implemented and the ability to apply certain additional charges to customers.

On February 1, 2017, the RTI process was completed. Through Resolution No. 63/17 (then amended by ENRE Resolutions No. 82/17 and No. 92/17), the ENRE approved a rate of return for us of 12.46% before taxes. The resulting income was determined by applying the Net Replacement Value (“NRV”) methodology, over a slightly lower base capital than the one we had submitted in our proposal, reaching an amount of Ps. 34 billion. The difference with our proposal is mainly explained by the fact that the ENRE excluded the fully depreciated assets from the regulatory net asset base. Moreover, the ENRE stated that our acknowledged remuneration as of December 2015 was Ps. 12.5 billion, which adjusted to February 2017 reached to Ps. 17.2 billion. The ENRE also established a non-automatic mechanism to adjust our tariffs, as it had done within the original Concession Contract and the Adjustment Agreement, in order to preserve the economic and financial sustainability of the concession in the event of price fluctuations in the economy. This mechanism has a biannual basis and includes a combined formula of wholesale and consumer price indexes (WPI, CPI and salaries increases) which trigger the adjustment of tariffs when the result is above 5%.

Edenor filed an administrative appeal (recurso de reconsideración) against ENRE´s Resolution No. 63/17. On October 25, 2017, the ENRE -through Resolution No. 524/17- rejected the appealed filed by Edenor.

On January 31, 2018, the ENRE issued Resolution No. 33/18 wich approved the new distribution cost for Edenor to be applied as from February 1, 2018 and the new tariff scheme.

Furthermore, such resolution approved the new CPD adjustments (last stage of 17% according to Resolution. No 63/17, including the inflation adjustment of 11.9% for the period July 2017- December 2017 and the stimulus factor “E” of negative 2.51%) and determined the deferred income to be recovered in 48 instalments for a total amount of Ps. 6,343.4 million. Additionally, it reported that the price of the average tariff reached 2.4627 Ps./ KWh.

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

Electricity demand may be affected by tariff increases, which could lead distribution companies, such as us, to record lower revenues

From 2012 through 2017, electricity demand in Argentina increased 5.7%, which reflects the relative low cost, in real terms, of electricity to customers due to the freezing of distribution margins, the establishment of subsidies in the purchase price of energy and the elimination of the inflation adjustment provisions in distribution concessions, coupled with the devaluation of the Peso and inflation.

Although increases in electricity transmission and distribution margins, and the elimination of subsidies, which increased the cost of electricity to end users, have not had a significant negative effect on demand in the past, we cannot make any assurance that recent increases or any future increases in the cost of electricity will not have a material adverse effect on electricity demand or result in a decline in collections from customers. In this respect, we cannot assure you that these measures or any future measure will not lead electricity companies, like us, to record lower revenues and results of operations, which may, in turn, have a material adverse effect on the market value of our ADSs.

If we experience continued energy shortages in the face of growing demand for electricity, our ability to deliver electricity to our customers could be adversely affected, which could result in customer claims, material penalties, Government intervention and decreased results of operations

In recent years, the condition of the Argentine electricity market has provided little incentive to generators and distributors to further invest in increasing their generation and distribution capacity, respectively, which would require material long-term financial commitments. Although there were several investments in generation during 2017, which would increase the installed capacity power in the coming years, the highest density of investments was concentrated in the GBA area. It is still necessary to make several investments on the Transmission and Distribution system to guarantee the delivery of this electricity to the customer and reduce the frequency of interruptions. During December 2013, an increase in demand for electricity resulted in energy shortages and blackouts in Buenos Aires and other cities around Argentina. Under Argentine law, distribution companies, such as us, are responsible to their customers for any disruption in the supply of electricity. As a result, we could face customer claims and fines and penalties for service disruptions caused by energy shortages unless the relevant Argentine authorities determine that energy shortages constitute force majeure. Additionally, disruptions in the supply of electricity could expose us to intervention by the Argentine Government, which warned of such possibility during the blackouts of December 2013. Such claims, fines, penalties or Government intervention could have a materially adverse effect on our financial condition and results of operations, and cause the market value of our ADSs and Class B common shares to decline.  See also “—A potential nationalization or expropriation of 51% of our capital stock, represented by the Class A shares, may limit the capacity of the Class B common shares to participate in the board of directors.”

Risks Relating to Our Business

Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our ability to perform our financial obligations.

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

In March 2015, Resolution No. 32/15 of the former SE granted us a temporary increase in income through funds provided by CAMMESA, applicable retroactively as from February 1, 2015 through February 1, 2016, to cover costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI.

In January 2016, the ME&M issued Resolution No. 7/16, pursuant to which the ENRE implemented a VAD adjustment to the tariff schedule on account of the future RTI in effect as of February 1, 2016.

In addition, such resolution: (i) abrogated the PUREE; (ii) repealed Resolution No. 32/15 as from the date the ENRE resolution implementing the new tariff schedule becomes effective; (iii) discontinued the application of mechanisms that imply the transfer of funds from CAMMESA in the form of loan agreements with CAMMESA; (iv) ordered the implementation of the actions required to terminate the trusts created pursuant to Resolution No. 347/12 of the ENRE and (v) prohibited the distribution of dividends in accordance with Section 7.04 of the Adjustment Agreement.

Pursuant to Resolution No. 7/16, the ENRE issued Resolution No. 1/16 establishing a new tariff structure, which remained in force (with certain suspensions as a result of injunctions, which are no longer in effect) until February 2017, when the RTI process was completed. See “Risk Factors— Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations.”

Prior to the completion of the RTI process, several regulatory mechanisms, programs or changes were implemented from time to time by the ENRE to adjust Edenor’s tariffs to reflect increased costs. Any requested adjustments were usually subject to the ENRE’s assessment of variations in Edenor’s costs, and not sufficient to cover Edenor’s actual incremental costs in a timely manner. Even when the ENRE approved adjustments to Edenor’s tariffs, there was a lag between the time when Edenor actually experienced increases in the distribution costs and the time when Edenor received increased income following the corresponding adjustments to its distribution margins

On April 1, 2016, the ENRE issued Resolution No. 55/16, which approved the program for the review of the distribution tariff scheme, establishing the criteria and methodologies for completing the RTI process.

On September 5, 2016, by means of Resolution No. 55/16, we submitted our rate schedule proposal for the following five-year period. On October 28, 2016, a public hearing was held to provide information and listen to the public opinion on the RTI.

The RTI was completed on February 1, 2017, on which date the ENRE issued Resolution No. 63/2017, through which it approved a new tariff scheme that established our new distribution added value (VAD) for the following five-year period.  For more information, see “Item 5—Operating and Financial Review and Prospects—Integral Tariff Revision”. On January 31, 2018, the ENRE issued Resolution Nº 33/18 approving the new distribution cost for Edenor to be applied as for February 1, 2018 and the new tariff scheme applicable to Edenor.

However, if we are not able to recover all future cost increases and have them reflected in our tariffs, and/or if there is a significant lag of time between when we incur the incremental costs and when we receive increased income we may be unable to comply with our financial obligations, we may suffer liquidity shortfalls and we may need to restructure our debt to ease our financial condition, any of which, individually or in the aggregate, would have a material adverse effect on our business and results of operations and may cause the value of our ADSs to decline.

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

In May 2016, we were notified by several courts of the Province of Buenos Aires of certain injunctions granted to individual and collective customers against Resolution No. 6/16 and Resolution No. 1/16 issued by the ENRE (which authorized our new tariff schedule as from February 2016). Consequently, the then applicable tariff schedule, which included the WEM prices established by Resolution No. 6/16, were not applied during certain periods in 2016 (i) to the entire concession area as a result of the injunctions issued in the “Abarca” case and (ii) to the districts of “Pilar” and “La Matanza”, where provisional remedies remained in effect until October 24 and November 11, 2016, respectively, when they expired. Therefore, as of those dates, no provisional remedy has been in effect and tariff increases have been applied to all customers. If any future legal challenge were successful and prevented us from implementing any tariff adjustments granted by the Argentine Government, we could face a decline in collections from our customers, and a decline in our results of operations, which could have a material adverse effect in our financial condition and the market value of our ADSs.

We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

We operate in a highly regulated environment and have been, and in the future may continue to be, subject to significant fines and penalties by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply.  Since 2001, the amount of fines and penalties imposed on our company has increased significantly.  As of December 31, 2017, 2016 and 2015, our accrued fines and penalties totaled Ps. 4,174.0 million, Ps. 3,533.5 million and Ps. 1,066.8 million, respectively (taking into account adjustments made to fines and penalties following the ratification of the Adjustment Agreement and recent regulation). See “Item 4. Information on the Company—Our Business Overview—Fines and Penalties.”

On October 19, 2016, by means of Note No. 123,091 the ENRE established the average rate values (Ps./KWh) to be applied as from December 2012, for the penalties payable to the Argentine Government. In accordance with the terms of the Concession Agreement, such values should correspond to the average sale price of energy charged to customers. Since the amounts set forth in the Note were not consistent with such principle, on November 1, 2016, the Company submitted a claim to the ENRE requesting the rectification of the amounts informed as they were considered incorrect. As of the date of this annual report, Edenor had received the response from the ENRE (Note No. 129,061).

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

Despite the issuance of Resolution No. 63/2017, the treatment to be given to the penalties and reductions is still pending settlement.

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

Our concession does not allow us to pass through to our customers the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by our concession, which is, on average, 10%.  As a result, if we experience energy losses in excess of those contemplated by our concession, we may record lower operating profits than we anticipate. Prior to the 2001 and 2002 economic crisis, we were able to reduce the high level of energy losses experienced at the time of the privatization down to the levels contemplated (and reimbursed) under our concession. However, during the last years, our level of energy losses, particularly our non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, in turn, the number of delinquent accounts and fraud. Although we continue to make investments to reduce energy losses, these losses continue to exceed the average 10% loss factor contemplated by the concession and, based on the current tariff schedule and economic turmoil, we do not expect these losses to decrease in the near term. Our energy losses amounted to 17.1% in 2017, 17.0% in 2016 and 14.9% in 2015. We cannot assure you that our energy losses will not continue to increase in future periods, which may lead us to have lower margins and could adversely affect our financial condition, our results of operations and the market value of our ADSs.

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

•         Electricidad Argentina S.A. ("EASA") (being merged into CTLL, wich is being merged into Pampa Energía S.A., our controlling shareholder, EASA, creates any lien or encumbrance over our Class A common shares (other than the existing pledge in favor of the Argentine Government);

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

In 2017, our fines and penalties remained below the 20% of our gross energy sales.  See “Item 4. Information on the Company—Our Concession—Fines and Penalties.”

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

We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material effect on our business

As of December 31, 2017, approximately 86% of Edenor employees were union members. Although our relations with unions are currently stable and we have had an agreement in place with the two unions representing our employees since 1995, we cannot assure you that we will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues. We cannot assure you that we will be able to negotiate salary agreements or labor conditions on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to demonstrations or work stoppages, our results of operations, financial conditions and the market value of our ADSs could be materially adversely affected.

We could incur material labor liabilities in connection with our outsourcing that could have an adverse effect on our business and results of operations

We outsource a number of activities related to our business to third-party contractors in order to maintain a flexible cost base.  As of December 31, 2017, we had approximately 5,477 third-party employees under contract. Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that contractors will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina which have recognized joint and several liabilities between a contractor and the entity to which it is supplying services under certain circumstances. We cannot make any assurances that such proceedings will not be brought against us or that the outcome of such proceedings would be favorable to us. If we were to incur material labor liabilities in connection with our outsourcing, such liability could have an adverse effect on our financial condition, our results of operations and the market value of our ADSs.

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

We are currently not able to effectively hedge our currency risk in full and, as a result, increased devaluation of the Peso may have a material adverse effect on our results of operations and financial condition

Our revenues are collected in Pesos pursuant to tariffs that are not indexed to the U.S. Dollar, while all of our existing financial indebtedness is denominated in U.S. Dollars, which exposes us to the risk of loss from increased devaluation of the Peso. We are currently hedging part of this risk by converting a portion of our excess cash denominated in Pesos into U.S. Dollars and investing those funds outside Argentina, as permitted by applicable Central Bank regulations or by entering into currency forward contracts. In 2015, the Peso lost approximately 52% of its value with respect to the U.S. Dollar, including a depreciation of approximately 34% mainly experienced after December 17, 2015 following the announcement of the lifting of a significant portion of exchange restrictions. In 2017 and 2016, the devaluation of the Peso with respect to the U.S. Dollar reached approximately 17% and 22%, respectively. In each of 2017 and 2016, our hedging contracts did not cover all of our exposure to such depreciation.  We cannot assure you that the Argentine Government will maintain current exchange regulations or that we will secure hedging transactions significant to cover all or a part of our exposure on favorable terms. If we continue to be unable to effectively hedge all or a sufficient portion of our currency risk exposure, a further devaluation of the Peso may significantly increase our debt service burden, which, in turn, may have a material adverse effect on our financial condition and results of operations.

We are involved in various legal proceedings which could result in unfavorable decisions and financial penalties for us

We are party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor, and responding to the demands of litigation may divert our management’s time and attention and our financial resources. See “Item 8. Legal Proceedings.”

In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations

As of December 31, 2017, our physical assets were insured for up to U.S.$ 1,516.8 million. However, we do not carry insurance coverage for losses caused by our network or business interruption, including for loss of our concession. See “Item 4. Information on the Company—Our Business—Insurance.”  Although we believe our insurance coverage is commensurate with standards for the distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our net profits and our overall financial condition and on the market value of our ADSs.

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

We may not have the ability to raise the funds necessary to repay our commercial debt with CAMMESA, our major supplier

As of December 31, 2017, we owed approximately Ps. 4,719.9 million to CAMMESA, (including interest). This commercial debt is due and unpaid and we have not secured any waivers from CAMMESA. If CAMMESA requested that we repay such debt in a single payment, we may be unable to raise the funds necessary to repay it and, consequently, we could be exposed to a cash attachment, which could in turn result in our filing for a voluntary reorganization proceeding (“concurso preventivo”), which could cause the market value of our ADSs and Class B common shares to decline (see “—Risks related to Our Business—All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon the occurrence of any such events”).

On April 26, 2017, we were notified by Note No 2016-01193748 that the ME&M decided that the SEE, with the support of the Under-Secretariat for Tariff Policy Coordination and the ENRE, would be responsible for determining (within a period of 120 days) whether any pending obligations under the Adjustment Agreement remained outstanding as of the effective date of the applicable electricity tariff schedules resulting from the implementation of the RTI process. If any such obligations remained outstanding, the treatment to be given to those obligations was also to be determined by the SEE as described above. The Company has submitted the information requested by the ME&M as part of its efforts to comply with these requirements. However, as of the date of this annual report, due to the fact that a definitive decision on the treatment of these obligations is still pending, the Company started negotiations with the SEE thereon.

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

All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon the occurrence of any such events

As of the date of this annual report, approximately U.S.$ 171.9 million of our financial debt is represented by the Senior Notes due 2022 (the “Senior Notes due 2022”). Under the indenture for the Senior Notes due 2022, certain expropriation and condemnation events with respect to us may constitute an event of default, which, if declared, could trigger the acceleration of our obligations under the notes and require us to immediately repay all such accelerated debt. In addition, all of our outstanding financial indebtedness contains certain events of default related to bankruptcy and voluntary reorganization proceedings (“concurso preventivo”). If we are not able to comply with certain payment obligations as a result of our current financial situation and if the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even us, could file for our bankruptcy, or we could file for a voluntary reorganization proceeding (“concurso preventivo”). In addition, all of our outstanding financial indebtedness also contains cross-default provisions or  cross-acceleration provisions that could cause all of our debt to be accelerated if the debt containing expropriation or bankruptcy or reorganization proceeding events of default goes into default or is accelerated. In such a case, we would expect to actively pursue formal waivers from the corresponding financial creditors to avoid such potential situation, but in case those waivers are not timely obtained and immediate repayment is required, we could face short-term liquidity problems, which could adversely affect our results of operations and cause the market value of our ADSs and Class B common shares to decline.

We may not have the ability to raise the funds necessary to finance a change of control offer as required by the Senior Notes due 2022

As of the date of this annual report, U.S.$ 171.9 million of our financial debt is represented by the Senior Notes due 2022. Under the indenture for the Senior Notes due 2022, if a change of control occurs, we must offer to repurchase any and all such notes that are outstanding at a purchase price equal to 100% of the aggregate principal amount of such notes, plus any accrued and unpaid interest thereon and additional amounts, if any, through the purchase date. We may not have sufficient funds available to us to make the required repurchases of the Senior Notes due 2022 upon a change of control. If we fail to repurchase such notes in circumstances that may constitute an event of default under the indenture, which may in turn trigger cross-default provisions in other of our debt instruments then outstanding, our results of operations could be adversely affected and the market value of our ADSs and Class B common shares could decline.

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

The NYSE may in its sole discretion determine on an individual basis the suitability for continued listing of an issue in the light of all pertinent facts.  Some of the factors mentioned in the NYSE Listed Company Manual, which may subject a company to suspension and delisting procedures, include: “unsatisfactory financial conditions and/or operating results”, “inability to meet current debt obligations or to adequately finance operations,” and “any other event or condition which may exist or occur that makes further dealings or listing of the securities on the NYSE inadvisable or unwarranted in the opinion of NYSE.”

The BASE may cancel the listing of our Class B common shares if it determines that our shareholders’ equity and our financial and economic situation do not justify our access to the stock market or if the NYSE cancels the listing of our ADSs.

We cannot assure you that the NYSE and/or BASE will not commence any suspension or delisting procedures in light of our current financial situation, including if our shareholders’ equity becomes negative.  A delisting or suspection of trading of our ADSs or Class B common shares by the New York Stock Exchange and/or BASE, respectively, could adversely affect our results of operations and financial conditions and cause the market value of our ADSs and Class B common shares to decline.

Changes in weather conditions or the occurrence of severe weather (whether or not caused by climate change or natural disasters), could adversely affect our operations and financial performance.

Weather conditions may influence the demand for electricity, our ability to provide it and the costs of providing it.  In particular, severe weather may adversely affect our results of operations by causing significant demand increases, which we may be unable to meet without a significant increase in operating costs. This could strongly impact the continuity of our services and our quality indicators. For example, the exceptional thunderstorms that occurred in April and December of 2013 and a heat wave that occurred in December of 2013 affected the continuity of our services, both in the low voltage and medium voltage networks.  See “Item 4. Information on the Company—Business Overview—Quality Standards – Edenor’s Concession”.  Furthermore, any such disruptions in the provision of our services could expose us to fines and orders to compensate those customers affected by any such power cuts, as has occurred in the past (see “Item 4. Information on the Company—Business Overview—Quality Standards —Fines and Penalties”).  Our financial condition, results of operations and cash flows could therefore be negatively affected by changes in weather conditions and severe weather.

Cybersecurity events, such as a cyber-attack could adversely affect our business, financial condition, results of operations and cash flows

We depend on the efficient and uninterrupted operation of internet-based data processing communication and information exchange platforms and networks, including those systems related to our businesses. Cybersecurity risks have generally increased in recent years as a result of the proliferation of new technologies and the increased sophistication and activities of cyber-attacks. Through part of our grid and other initiatives, we have increasingly connected equipment and systems to the internet. Because of the critical nature of our infrastructure and the increased accessibility enabled through connection to the internet, we may face a heightened risk of cybersecurity incidents such as computer break-ins, phishing, identity theft and other disruptions that could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure. In the event of a cyber-attack, we could have our business operations disrupted, property damaged and customer information stolen; experience substantial loss of revenues, response costs and other financial loss; and be subject to increased regulation, litigation and damage to our reputation. In addition, while we have not experienced cybersecurity events, contingency plans in place may not be sufficient to cover liabilities associated with any such events and therefore, applicable insurance coverage may be deemed inadequate, preventing us from receiving full compensation for the losses sustained as a result of such a disruption. Although we intend to continue to implement security technology devices and establish operational procedures to prevent disruption resulting from, and counteract the negative effects of cybersecurity incidents within the next three years, it is possible that not all of our current and future systems are or will be entirely free from vulnerability and these security measures will not be successful. Accordingly, cybersecurity is a material risk for us and a cyber-attack could adversely affect our business, results of operations and financial condition.

Risks relating to ADSs and our Class B common shares

Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADRs to receive dividends and distributions on, and the proceeds of any sale of, the Class B common shares underlying the ADSs.

The Argentine Government may impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the government to impose these kinds of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine Government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Central Bank, some of which are still in effect. Although the transfer of funds abroad in order to pay dividends no longer requires Central Bank approval to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting, future restrictions on the movement of capital to and from Argentina such as those that previously existed could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from Pesos into U.S. Dollars and the remittance of such U.S. Dollars abroad. Also, certain of our indebtedness includes covenant limiting the payment of dividends. We cannot assure you that the Argentine Government will not take similar measures in the future.  In such a case, the depositary for the ADSs may hold the Pesos it cannot otherwise convert for the account of the ADS holders who have not been paid.  In addition, any future adoption by the Argentine Government of restrictions to the movement of capital out of Argentina may affect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs, and may adversely affect the market value of our ADSs.

Our shareholders’ ability to receive cash dividends may be limited.

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

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions.

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

Holders of ADSs may be unable to exercise voting rights with respect to the Class B common shares underlying the ADSs at our shareholders’ meetings.

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

Our shareholders may be subject to liability for certain votes of their securities.

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

Provisions of Argentine securities laws could deter takeover attempts and have an adverse impact on the price of our shares and ADSs

Argentine securities laws contain provisions that may discourage, delay or make more difficult a change of control of Edenor, such as the requirement, upon the acquisition of a certain percentage of our capital stock, to launch a tender offer to acquire a certain percentage of our capital stock, which percentage ranges from 10% to 100% depending on several factors.  These provisions may delay, defer or prevent a transaction or a change of control that might otherwise be in the best interest of our shareholders and may adversely affect the market value of our shares and ADSs. In addition, the provisions of Argentine securities laws with respect to the obligation to launch a mandatory tender offer differ in certain respects; as of the date of filing of this annual report, it is unclear whether the provisions of our bylaws, which might be more beneficial to minority shareholders under certain circumstances than the provisions of Argentine securities laws in effect as of the date hereof, would prevail over the provisions of Argentine securities laws.

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

A group of international investors, which included EDF International S.A. (a wholly owned subsidiary of Électricité de France S.A.), presented a bid for our Class A common shares through Electricidad Argentina S.A. (“EASA”), an Argentine company. EASA was awarded the bid and, in August 1992, EASA and the Argentine Government entered into a stock purchase agreement relating to the purchase of our Class A common shares.  In addition, on August 5, 1992, the Argentine Government granted us a concession to distribute electricity on an exclusive basis within our concession area for a period of 95 years. On September 1, 1992, EASA acquired our Class A common shares and became our controlling shareholder. See “Item 7. Major Shareholders and Related Party Transactions - Acquisition by Central Térmica Loma de la Lata S.A”.

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

In September 2005, Dolphin Energía and IEASA acquired an indirect controlling stake in our company from EDFI. Dolphin Energía and IEASA were at the time of such acquisition controlled by the principals of Grupo Dolphin, an Argentine advisory and consulting firm that carries out private equity activities. On September 28, 2007, Pampa Energía S.A. (“Pampa Energía”, “PESA” or “Pampa”) acquired all the outstanding capital stock of Dolphin Energía and IEASA from the then current shareholders of these companies, in exchange for common stock of Pampa Energía. Pampa Energía, which is managed by Grupo Dolphin’s former principals, as of December 31, 2017, Pampa and its subsidiaries were engaged in the following business: (i) in the electricity value chain, through 8 thermal and 3 hydro power plants. Also, Pampa co-controls Transener, and controls Edenor; (ii) in the oil and gas value chain, Pampa Energía directly and through its subsidiary Petrolera Entre Lomas S.A. (“PELSA”) held 20 productive blocks (16 in Argentina and 4 outside Argentina) and 9 exploratory blocks. Moreover, Pampa co-controls TGS. Pampa also owns the 23.1% of OldelVal, a crude oil pipeline company in Argentina and minor interests in 4 productive blocks in Venezuela, through mixed companies (Empresas Mixtas), corporations whose majority shareholder is a subsidiary of Petróleos de Venezuela S.A. (“PDVSA”), Corporación Venezolana de Petróleo S.A. (class A shares), which are controlled by the Bolivarian Republic of Venezuela, and in which we own a minority interest (class B shares). As of the date of this annual report, Pampa sold its direct ownership of 58.88% in PELSA, and its direct interest in Entre Lomas, Bajada del Palo, Agua Amarga, Medanito S.E. and Jagüel de los Machos blocks; and (iii) in the refining and distribution operations, Pampa Energía operated the Bahía Blanca Ricardo Eliçabe Refinery. As of the date of this annual report, Pampa sold a set of assets related to the refining and distribution operations, such as the Ricardo Eliçabe refinery, the lubricants plant, the Caleta Paula reception and dispatch plant and the network of gas stations currently operated under the Petrobras brand. In addition, Pampa has a 28.5% direct interest in Refinor, which has a commercial network of 81 gas stations located in the Provinces of Tucumán, Salta, Santiago del Estero, La Rioja, Jujuy, Catamarca and Chaco.

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

AESEBA/EDEN Sale

In 2013, the Company received offers from two investment groups for the acquisition of all of the shares of AESEBA, the controlling company of EDEN. On February 27, 2013, our board of directors approved the acceptance of the offer by Servicios Eléctricos Norte BA S.L. (the “Purchaser”) for the acquisition of AESEBA’s shares representing 100% of its capital stock and voting rights. The sale price was payable in Argentine Government Bonar 2013 bonds, or similar bonds, in an amount equivalent to Ps. 334.3 million, considering the market price of such Argentine Government securities at the time of the transaction. Such delivery was secured by the Purchaser’s contribution to a trust (the “Management Trust” or the “Aeseba Sale Trust”) in Argentine public debt securities, valued at the closing date of the transaction. No debt instruments of the Company were contributed to the Trust.

Through this transaction, the Company divested the AESEBA business segment, recording a loss of Ps. 96.5 million, included in the results from continued operations. Subsequently the Trust used all the cash and bonds deposited to purchase Notes of the Company due 2017 and 2022. The result of the repurchase of those Notes was a gain of Ps. 116.1 million, which was recognized in “Other financial results” (Ps. 71.7 million in fiscal year 2013 and Ps. 44.4 million in fiscal year 2014). In April 2014, we closed the Management Trust and transferred and cancelled all the Edenor securities repurchased. See “Item 5. Operating and Financial Review and Prospects—Debt”.

Parent Company Merger Process

The merger by absorption between Central Térmica Loma de la Lata S.A. (“CTLL”), as merging and surviving company, and EASA, or parent company, and IEASA S.A. (“IEASA”) - EASA’s majority shareholder – as the merged/absorbed companies, began in March 2017. On January 19, 2018, the CTLL’s shareholder’s approved the merger and the CTLL’s board of directors became responsible for the management of EASA and IEASA, in accordance with the provisions of section 84 of the Business Organizations Law.

On September 22, 2017, the PESA’s board of directors approved the merger of BLL, CTG, CTLL (the acquiring company of EASA), EG3 Red, INDISA, INNISA, IPB, PPII, Transelec and PEPASA, as the acquired or absorbed companies, into PESA, as the acquiring or absorbing company, under the terms of tax neutrality (tax-free reorganization) pursuant to section 77 and following sections of the Income Tax Law. The effective date of the merger was established as October 1, 2017, as from which date the transfer to the acquiring company of the totality of the acquired companies’ equity will take effect, with all the latter’s rights and obligations, assets and liabilities becoming incorporated into the acquiring company’s equity; all that subject to the corporate approvals required under the applicable regulations and the registration with the Public Registry of Commerce of both the merger and the dissolution without liquidation of the acquired companies.

As of the date of this annual report, the Companies are taking the necessary steps in order to obtain the necessary registrations and authorizations for PESA to operate as the surviving company of the merger.

Business Overview

We believe we are the largest electricity distribution company in Argentina and one of the largest in Latin America in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2017. We hold a concession to distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and in the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately 8.5 million people. As of December 31, 2017, Edenor served 2,950,329 customers. The following table shows the percentage of the electricity produced and sold by generating companies that was purchased by us in the periods indicated:

Year	Electricity demand(1)	Edenor demand(2)	Edenor´s demand as % of total demand
2015	131,998	26,322	19.9%
2016	132,950	26,838	20.2%
2017	132,213	25,950	19.6%

Source: CAMMESA

(1)     Demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).

(2)     Calculated as electricity purchased by us and our wheeling system customers.

Edenor Concession

Edenor’s concession currently expires on August 31, 2087, and can be extended for one additional 10-year period if Edenor requests the extension at least 15 months before expiration. The Argentine Government may choose, however, to grant Edenor the extension on a non-exclusive basis. The concession period was initially divided into an initial management period of 15 years expiring on August 31, 2007, followed by eight ten-year periods. However, in July 2007, the initial management period was extended, at Edenor’s request, for an additional five-year period starting from the date of entry into force of the new tariff structure to be adopted under the RTI.

The Company has the exclusive right to distribute and sell electricity within the concession area to all the customers who are not authorized to obtain their power supply from the MEM, thus being obliged to supply all the electric power that may be required in a timely manner and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession.

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

On December 16, 2015, the Macri administration declared the state of emergency of the national electricity system that remained in effect until December 31, 2017. The state of emergency allowed the Argentine Government to take actions designed to guarantee the supply of electricity.

In this regard, the ME&M is instructed to prepare, launch and implement a plan of action for the electricity generation, transmission and distribution segments at national level with the aim of adjusting the quality and safety of the electricity supply and guaranteeing the provision of the electricity public service under adequate economic and technical conditions.

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

Edenor’s concession area is divided into the following operating territories:

Operating territory	Districts
Region I	Ciudad de Buenos Aires, San Isidro, Vicente López, San Martín and Tres de Febrero
Region II	La Matanza, Morón, Hurlingham, Ituzaingo, Merlo, Marcos Paz and Gral. Las Heras
Region III	Pilar, Escobar, Tigre, San Fernando, San Miguel, Malvinas Argentinas, José C. Paz, Moreno and Gral. Rodríguez

The table below sets forth certain information relating to operating territories of Edenor as of and for the year ended December 31, 2017:

Operating territory	Districts
Region I	Ciudad de Buenos Aires, San Isidro, Vicente López, San Martín y Tres de Febrero
Region II	La Matanza, Morón, Hurlingham, Ituzaingo, Merlo, Marcos Paz y Gral. Las Heras
Region III	Pilar, Escobar, Tigre, San Fernando, San Miguel, Malvinas Argentinas, José C. Paz, Moreno y Gral. Rodríguez

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

Our concession requires us to make the necessary investments to establish and maintain the quality of service standards and to comply with the stringent minimum public safety standards as specified in our concession. We are also required to furnish the ENRE with all information requested by it and must obtain the ENRE’s prior consent for the disposition of assets that are assigned to the provision of our electricity distribution services. The ENRE also requires us to compile and submit various types of reports regarding the quality of our service and other technical and commercial data, which we must periodically report to the ENRE.

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

In addition, Clause 22.1 of the Adjustment Agreement required us and our shareholders and former shareholders to suspend all claims and legal proceedings (including arbitration actions) in administrative, state or federal courts located in Argentina or abroad, that were related to measures adopted with respect to the Concession Agreement, derived from the emergency situation declared by the Public Emergency Law.  After the completion of the RTI, we and our shareholders and former shareholders were also obligated to completely waive and desist from all of the above-mentioned claims and legal proceedings. All proceedings related to circumstances supervening the above described situations, or that were not related to the consequences of the Public Emergency Law, were expressly excluded. If our shareholders or former shareholders had not desisted from these claims, the Argentine Government would have the right to foreclose on the pledge of our Class A common shares and sell these shares to a third-party buyer. If the Company or any shareholder or former shareholder re-established or initiated a new claim, we would have the obligation to hold the Argentine Government harmless in respect of amounts it could be required to pay pursuant to such claims. EDFI and EASA suspended all such claims against the Argentine Government as part of the Adjustment Agreement and, in connection with its sale of its controlling stake in Edenor, EDFI agreed to withdraw its claims against the Argentine Government before the ICSID at the request of Dolphin Energía S.A.

On February 1, 2017, the ENRE issued Resolution No. 63/17 establishing the new tariff scheme which resulted from the completion of the RTI process, which will apply to the following five-year period. Pursuant to the provisions of the Adjustment Agreement, EASA (See “Item 7. Major Shareholders and Related Party Transactions—Parent Company Merger Process”) and EDFI withdrew their ICSID claim, and on March 28, 2017, the ICSID took note of the discontinuance of the procedure.

In accordance with our concession, our controlling shareholder, EASA, has pledged its 51% stake in the Company to the Argentine Government to secure obligations under our concession. The Adjustment Agreement required that the pledge be extended to secure our obligations under such agreement. The Argentine Government may foreclose on its pledge over the Class A shares and sell them in a public bidding process if certain situations occur

Quality Standards

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

A fine is imposed under Edenor’s concession for disruption gaps in voltage levels that exceed the above-mentioned limits for 3.0% or more of the total amount of time that electricity is provided. The amount of the fine depends on the magnitude of the gaps. As the gaps’s percentage increases (or decreases) from the nominal contracted tension level, the rate of the fine per KWh increases. These fines are credited to the affected user’s bill.

The quality standards of the product set forth in Edenor’s concession refer to the frequency and duration of the interruptions. The following table sets forth the standards set forth in our concession with respect to the frequency and duration of interruptions per customer during the current management period:

Category of user	Frequency of interruptions (maximum number of interruptions per semester)	Duration of interruption (maximum amount of time per interruption) (1)
High voltage	3	2 hours
Medium voltage	4	3 hours
Low voltage: (small and medium demand)	6	10 hours
Large demand	6	6 hours

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

Modifications resulting from the completion of the RTI process

New regulatory requirements in terms of both product quality and service quality have been implemented for the five-year period 2017-2021, as set forth in ENRE Resolution No 63/2017. The most relevant changes relating to product quality consist of: (1) the unification of the levels of voltage including an admissible disruption gap of 5% for high voltage and 8% for medium and low voltage; (2) the update of the cost of energy supplied under bad conditions (as per its term in Spanish, “CESMC”), which will increase to reflect the registered voltage offset (the CESMC will be updated depending on the VAD increases that may occur); (3) the calculation of a factor  to be applied over the CESMC to establish the reduction to be allocated to each affected user, with increases for each semester in the mentioned five-year period; and (4) the determination of an increase mechanism in customer compensation in the case of persistence over time of the event or incident.

In connection with the technical service quality, the most relevant changes consist of: (1) the update of the cost of energy not supplied in conditions (“CENS”) according to the user’s category, which at the same time will be subject to any VAD increases that may occur; (2) the exclusion of penalties application in the event of electrical outages caused by severe climate events that affect between 100,000 and 400,000 users within 24 hours, provided that the service is reestablished within the terms set forth in ENRE Resolution No. 63/17; (3) the incorporation of quality paths that set expected values for the  SAIDI and SAIFI indicators, which satisfaction will determine the application of factors to be applied over the CENS to establish a compensation to be allocated to users. These factors are related to the duration of the electrical outage and increase in subsequent semesters of the five-year period; and, (4) the determination of adjustment rates differentiated by district/commune over the mentioned factors. In all cases, the evolution of these quality paths drive the SAIDI/SAIFI indexes to the values defined as medium grade quality reference in the concession contract at the end of the five-year period.

Pursuant to our concession, the ENRE may fine us if one of our customers suffers more than the maximum number of interruptions specified for its category (excluding interruptions of less than 3 minutes) or suffers interruptions for a longer period than as specified for its category. We pay these fines by granting credits to the affected customers in their electricity bills within a 60-day period after the ending of the six-month control period. Fines are calculated at a rate per KWh that varies depending on the particular tariff or price schedule that is applicable to the customer.

The following table sets forth the frequency and duration (SAIDI and SAIFI) of interruptions of our service in the periods indicated:

	Year ended December 31,
Per customers	2017	2016	2015
Average frequency of interruptions (times)	8.80	8.98	8.89
Average duration of interruption (hours)	25.18	26.93	27.22

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

 The following table shows the adjustments to Edenor’s standalone accruals for ENRE fines and penalties, including current fines and penalties and adjustments to past fines due to increases in our tariffs pursuant to the Adjustment Agreement, for the periods specified:

	Year ended December 31,
	(in millions of Pesos)
	2017	2016	2015	2014	2013
Accruals at beginning of year	3,533.5	1,066.8	1,102.8	923.8	647.4
ENRE Fines and Penalties	739.1	2,556.7	281.7	278.8	287.5
Accrued interests	-	-	-	-	-
Quality of Technical Service	225.2	1,426.4	170.2	177.7	176.3
Quality of Technical Product	(0.5)	383.1	29.0	19.8	18.7
Quality of Commercial Service	112.8	41.5	14.2	10.6	13.9
Public Safety	228.6	564.7	64.3	57.5	37.6
Transport Technical Function	1.7	0.1	(6.1)	5.4	2.3
Reporting Violations	144.3	101.9	10.1	6.2	25.8
Others	27.0	38.8	-	1.6	13.0
Payments of the year	(98.6)	(89.8)	(317.7)	(99.8)	(11.1)
Quality of Technical Service	(65.3)	(83.5)	(64.1)	(85.6)	-
Quality of Technical Product	(3.9)	-	(54.1)	-	-
Quality of Commercial Service	(29.4)	(6.3)	(16.8)	(14.2)	(11.1)
Public Safety	-	-	(79.8)	-	-
Transport Technical Function	-	-	-	-	-
Others	-	-	(102.9)	-	-
Plus: Adjustment to fines and penalties pursuant to the ratification of the Adjustment Agreement		-	-		-
Accruals at year‑end	4,174.0	3,533.5	1,066.8	1,102.8	923.8

Note: The facts or events that generated the amounts charged in each period may have occurred in prior periods and not necessarily in the period in which the charge is made. For 2017 and 2016, fines and penalties do not include Ps. 136.6 million and 166.4 million under the ENRE settlement, respectively.

Our fines and penalties imposed on us by the ENRE amounted to Ps.739.1 million and Ps.2,556.5 million as of December 31, 2017 and 2016, respectively.

As of December 31, 2017, total accrued fines and penalties imposed on us amounted to Ps. 4,174.0 million, of which Ps. 2,102.2 million (including accrued interest) corresponded to penalties accrued but not yet imposed on us and Ps. 2,071.8 million (including accrued interest) correspond to penalties imposed on us but not yet paid.

Pursuant to Note No. 120,151, the ENRE established that all fines and penalties imposed after April 15, 2016 (whether with respect to events occurring on or after such date or events occurring prior to the date thereof but for which fines or penalties had not been imposed on us by such date) must be valued according to the VAD or KWh values in effect as of the last date of the semester or period during which the event giving rise to the penalty occurred, including any increases or adjustments applicable to our “remuneration” at such date.  In addition, fines and penalties that fall within the purview of the Note will accrue interest from the last date of the semester on which the event giving rise to the penalty occurred until the date they are paid by us.

Additionally, on October 19, 2016, through Note No. 123,091 the ENRE established the average rate values (Ps./KWh) to be applied as from December 2012, for calculating the penalties payable to the Argentine Government. In accordance with the terms of the Adjustment Agreement, such values correspond to the average sale price of energy charged to customers. Since the rate values set forth in the Note are not consistent with such provision, on November 1, 2016, we submitted a claim to the ENRE requesting their rectification as we considered the approach erroneous. As of the date of this annual report, we received the response from the ENRE (Note No. 129,061), which clarified that the increases or adjustments are not applicable, and only the values paid by the customers should be considered. On February 1, 2017, the ENRE issued Resolution No. 63/17, through which it approved new parameters related to the quality standards, with the purpose of achieving by the end of the 2017-2021 period an acceptable quality level. In this regard, the ENRE established a penalty regime to be applied in the event of non-compliance with the requisite quality rates.

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

Despite the issuance of Resolution No. 63/2017, the treatment to be given to the penalties and reductions is still pending settlement.

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

Additionally, we filed a petition for the granting of injunctive relief aimed at suspending the application of the fine imposed until a decision on the direct appeal is rendered. On April 28, 2011, the court denied the request for injunctive relief. As a consequence, we filed a federal extraordinary appeal (“Recurso Extraordinario Federal”) which was subsequently rejected. We then filed another appeal (“Recurso de queja por apelación denegada”) with the Supreme Court requesting that the rejected extraordinary federal appeal be sustained. During 2014, the Appellate Court in Contentious and Administrative Federal Matters No. 1, denied the direct appeal requesting such resolution be declared null and granted the extraordinary appeal on the grounds that the matter corresponded to the scope and interpretations of a federal rule but not as to the arbitrariness of the judgment claimed by Edenor. Consequently, we then filed an appeal (“Recurso de queja por apelación denegada”) requesting that both appeals be entertained jointly. As of December 31, 2017, due to Resolution No. 32/11 of the ENRE, EDENOR registered a provision of Ps. 36.8 million in its financial statements. Given that framework of the “Agreement” with the ENRE is no longer in effect, the procedure is “suspended” and the Company cannot estimate the date on which the litigation will end.

On November 15, 2012, the Company was notified of the ENRE’s Resolution No. 336/2012, pursuant to which the office in charge of enforcing the ENRE’s regulations was instructed to immediately initiate the corresponding sanction proceeding so as to have the distribution companies Edenor and Edesur S.A. (“Edesur’’): (a) determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012; (b) determine the discounts to be recognized to each of the affected customers; and (c) credit such discounts towards the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period. As of December 31, 2017, due to Resolution No. 336/12 of the ENRE, EDENOR registered a provision of Ps. 20.7 million in its financial statements.

In addition, it was resolved that the Company and Edesur shall compensate each “small demand residential customer” (T1R) who had been affected by the power cuts occurred during the aforementioned period. The amount of the compensation depends on the length of the power cut which must have lasted for more than 12 continuous hours. We have recorded a Ps. 37,4 million provision in connection with this compensation.

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

On March 28, 2016, we were notified of Resolution No. 31/16 of the ENRE pursuant to which we were instructed to compensate the small residential customers (T1R) who had been affected by the power outages occurred during the period between February 12, 2016 and February 18, 2016. The amount of each such compensation depended on the duration of each relevant power outage. The total compensation paid amounted to Ps. 73 million, and was credited to invoices issued as of April 25, 2016.

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

On February 1, 2017, the ENRE issued Resolution No. 63/17 establishing the new tariff scheme which resulted from the completion of the RTI process, applicable to the following five-year period. Pursuant to the provisions of the Adjustment Agreement, EASA and EDFI withdrew their ICSID claim, and on March 28, 2017, the ICSID took note of the discontinuance of the procedure. See “Item 7. Major Shareholders and Related Party Transactions”.

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

Periodic bidding for control of Edenor

Before the end of each management period under our concession, the ENRE will arrange for an international public bidding procedure to be conducted for the sale of 51% of our capital stock and voting rights in similar conditions to those under which EASA acquired its stake. EASA (or its successor) will be entitled to participate in the bid.  The person or group offering the highest price will acquire the stock and will pay the offered price to EASA. If EASA is the highest bidder or if EASA’s bid equals the highest bid, it will retain 51% of our stock, but no funds will need to be paid to the Argentine Government and EASA will have no further obligation with respect to its bid.  There is no restriction as to the amount EASA may bid. In the event EASA fails to submit a bid or its bid is lower than the highest bid, the Class A common shares will be transferred to the highest bidder and the price paid by the purchaser (except for any amounts owed to the Argentine Government) will be delivered to EASA. See “Item 7. Major Shareholders and Related Party Transactions—Parent Company Merger Process.”

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

Edenor Network

As of December 31, 2017, the system through which the Company supplies electricity is comprised of 78 HV/HV, HV/HV/MV and HV/MV transformer substations, which represents 16,999 MVA of installed power and 1,462 kilometers of 220 kV, 132 kV and 27.5 kV high-voltage networks. The MV/LV distribution system is comprised of 17,673 MV/LV transformers, which represents 7,746 MVA of installed power, 10,742 kilometers of 33 and 13.2 kV medium-voltage lines, and 26,815 kilometers of 380/220 V low-voltage lines.

                The table below shows the most significant data related to the transmission and distribution system for the last three years:

	As of December 31,
	2017	2016	2015
Kilometers of transmission lines
High voltage	1,462	1,452	1,438
Medium voltage	10,742	10,437	10,216
Low voltage	26,808	26,549	26,248
Total	39,012	38,438	37,902
Transformer capacity (MVA)
High voltage/high voltage	8,728	8,428	8,128
High voltage/medium voltage	8,271	7,791	7,711
Medium voltage/low voltage and medium voltage/medium voltage	8,035	7,668	7,168
Total	25,034	23,887	23,007

Electricity is conveyed from points of interconnection with the Argentine Interconnection System (“SADI”), 500 kV-220 kV Rodríguez Substation, 220 kV Ezeiza Substation, and from the local power plants, mainly Puerto and Costanera. In turn, the transmission network links these nodes with Casanova, Colegiales, Malaver, Matheu, Morón, Rodríguez, Talar and Zappalorto 220 kV head substations, and with Matanza, Ramos Mejía, Agronomía, Puerto Nuevo, Edison, Pilar, and Malvinas 132 kV head substations. Additionally, other local thermal-generation power plants are linked to Pilar, Zappalorto and Matheu Substations.

The transmission and distribution system, together with Edesur S.A. and Edelap S.A.’s systems, form the Greater Buenos Aires system that is operated by SACME, a company jointly controlled by the Company and Edesur S.A. SACME is responsible for the management of the high-voltage regional distribution in the Buenos Aires metropolitan area, coordinating, controlling and supervising the operation of the generation, transmission and distribution network in the CABA and the Buenos Aires metropolitan area, including coordination with the SADI in the Company’s and Edesur’s concession areas.

The Company distributes energy from the high/medium voltage substations through the primary 13.2kV and 33kV system to a secondary 380/220 V low-voltage system, distributing the electricity to final customers with varied voltage levels depending on their requirements. In exceptional cases, certain customers are supplied with power at higher voltages.

Transmission structure:

Our transmission network’s structure is comprised of high voltage (HV: 500, 220 and 132 kV) lines and/or cables that link non-radial operation substations, the interconnection points and the generation. The main development criterion of this network is its adaptability in order to meet the planned demand according to its geographical distribution, considering the various possible generation scenarios and the eventual unavailability of facilities comprising the network. The Company’s HV transmission network takes power mainly from the SADI through the Rodríguez Substation, Ezeiza Substation, Puerto Nuevo and Nuevo Puerto thermal power plants, and Costanera Substation; additionally, it exchanges power with other companies at transmission and distribution level.

Works performed:

•       In 2017, bringing into service of a 220kV underground electrical transmission line between Malaver interconnection post and Malaver Substation, increasing transmission capacity between Morón and Malaver Substations in 450 MW.

•       In 2018, carrying out of works to link the local New Thermal Generation to Matheu, Zappalorto and Pilar substations, with a global installed capacity of 420 MW.

•       In 2017, replacement of an overhead line section of the 132 kV electrical transmission line that links Matheu and José C. Paz Substations for underground cable.

•       Continuation of expansion works of the 500/220 kV Rodríguez substation to increase its capacity in 800 MVA.

•       Continuation of both expansion works of the 220/132 kV Ezeiza substation to increase its capacity in 300 MVA, and laying of new 132 kV electrical transmission lines between this substation and El Pino substation.

•       In 2017, commencement of works of the new 132 kV electrical transmission line that will link Casanova and San Justo Substations.

•       In 2017, commencement of works of the new 220 kV electrical transmission line that will link Malaver and Edison Substations.

•       In 2017, commencement of works for the renovation of the 132 kV underground electrical transmission lines that link Puerto Nuevo and Melo Substations with Colegiales Substation.

Subtransmission Sructure

Our substransmission network is the link between HV (HV/HV) head substations and the substations where voltage is transformed from high to medium (HV/MV), adopting in general the 132 kV voltage level. The overhead network (double radial deviation or double loop deviation) and the underground network (in “simple circuit” loops or double loop deviation) are considered as the basic structure of the subtransmission network.

Works performed:

•       In 2017, completion of the new 132/13.2 kV 2 x 80 MVA Aniversario Substation, former “Olivos” Substation.

•       In 2017, completion of the new 132/33/13.2 kV 4 x 40 MVA Gaona Substation.

•       In 2017, expansion of the 132/13.2 kV Rotonda Substation, replacing two 40 MVA transformers for two 80 MVA transformers.

•       In 2017, bringing into service of a new provisional 40 MVA transformer in José C. Paz Substation.

•       In 2017, replacement of a 132/13.2 kV 40 MVA transformer in Victoria Substation for a 132/13.2 kV 80 MVA transformer.

•       Continuation of renovation and expansion works of the 132/13.2 kV Urquiza Substation with a capacity of 120 MVA, bringing into service the first 40 MVA transformer.

•       Continuation of installation works of the new 132/13.2 kV Aguas Substation with a capacity of 100 MVA, bringing into service its 132 kV connection.

•       Continuation of expansion works of the 132/13.2 kV Pantanosa Substation to increase its capacity in 40 MVA.

•       Continuation of construction works of the new 132/13.2 kV x 80 MVA José C. Paz Substation.

•       Continuation of construction works of the new 132/13.2 kV x 80 MVA Aeroclub Substation.

•       In 2017, commencement of installation works of a new medium-voltage switchboard in Victoria Substation.

•       In 2017, commencement of installation works of a new medium-voltage switchboard in Matheu Substation.

Distribution Structure:

The distribution network is comprised of all the equipment, medium voltage (13,2 and 33 kV) lines and cables that link subtransmission substations with medium and medium/low-voltage transformer centers.  The network’s basic structure consists of open normal operation feeders forming rings with other feeders of another busbar of the same substation or with neighbouring substations.

Works performed:

•       In 2017, installation of 55 new feeders in new and existing substations: Agronomía, Ciudadela, Migueletes, Rotonda, Suarez, Tecnópolis, Altos, Ituzaingó, San Alberto, Tapiales, Bancalari, Benavidez, Catonas, Gaona, J C Paz, Manzone, Maschwitz, Morón, Nordelta, Paso del Rey, Tortuguitas and in Cazador and Escobar step-down centers.

•       In 2017, closures between medium-voltage feeders of substations, installation of 513 new medium / low-voltage transformer centers and 664 power increases, which resulted in a net increase of installed power of 334 MVA.

                Information Technology and Telecommunications

                In 2017, certain aspects related to our information technology telecommunications and telecommunications strategy were modified to take into account the current and future challenges faced by the Company and as part of the digital transformation process underway across the energy sector.

                Cybersecurity

Because of the critical nature of our infrastructure and the increased accessibility enabled through connection to the internet, we may face a heightened risk of cybersecurity incidents, such as computer break-ins, phishing, identity theft and other disruptions could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure.  For more information on these risks, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business— Cybersecurity events, such as a cyber-attack, could adversely affect our business, financial condition, results of operations and cash flows.”

In 2017, we conducted an assessment of our cybersecurity in critical operational infrastructures, contrasting it with the standard applicable to electricity distributors in the United States (NERC CIPS). Based on the results of this assessment, a multi-year mitigation plan was launched.

As part of the mitigation plan, new specialized management roles were created and a “Cybersecurity Committee”, comprised of the members of the Steering Committee, was formed. The Cybersecurity Committee is responsible for monitoring compliance with the multi-year mitigation plan and ensuring that the most relevant aspects of IT security and business continuity are considered as part of its implementation. Concurrently, a new cybersecurity events monitoring system with enhanced data processing capacity was implemented to improve the Company’s ability to monitor, detect and act against cybersecurity threats to its networks, IT infrastructure, and operating systems.

In addition to the efforts described in the prior paragraph, we believe we have made progress in the area of physical security of the buildings and substations with the installation and expansion of modern video surveillance cameras, and the upgrading to a new integrated access, control, video and intrusion platforms.

Data management:

As more devices are connected to the power network and as the Company’s presence in social networks grows, the volume of structured and non-structured data will increase exponentially, requiring an efficient management that proposes and develops more sophisticated analytical tools and skills. As a result, in 2017, the Company began developing a new governance and data management model (the “Model”) that will be implemented during 2018. This Model will gradually allow for the incorporation of analytical tools to analyze and process larger amounts of data.  As of the date of this annual report, the Model is still under development.

Commercial Processes

In 2017, we launched the Visión 360 program consisting of a series of projects that incorporate new customer relationship technologies that streamline customer communication channels. The Visión 360 consists of upgrading the Oracle CC&B billing and commercial management platform. It is expected that a new set of technologies that optimize customer experience and service will be implemented in 2018. At the same time, in order to minimize waiting times, automatic take-a-turn ticket dispensers were installed in our commercial offices.

With respect to our large customers, we expect to install smart meters connected to our telecommunications network in 2018, bringing together the data from these devices into the PrimeRead platform.

Further, our commercial management systems were adapted to accommodate the RTI process, such as the monthly billing concept, new electricity rate schedules, and the new invoice designs.

Operational Process

In 2017, in order to reduce service restoration time in the event of faults and improve the quality of services, a plant for the remote connection and control of transformer centers continued to be carried out. More than 300 transformer centers were connected, amounting to a total of more than 600 connected transformer centers connected as of the date of this annual report.

Supply and Logistics Processes

Our supply and logistics processes were modernized with a new SAP module, the SAP Warehouse Management, to make the management of warehouses more efficient.

This implementation of this new SAP module makes it possible to direct and control the flows of materials and resources in the central warehouse. In 2018, we plan to implement an integrated supplier management model that allows for the development of methodologies and tools for the self-registration, selection, and assessment of current and potential suppliers.

Telecommunications and Data Processing Infrastructure

In terms of telecommunications and data processing, in 2017, the capacity of the Company’s corporate backbone network increased tenfold through new fiber optic links. This type of capacity also reached several of our commercial offices.

Furthermore, 110 km of optical fiber were brought into service, in addition to the 880 km that are already operational. This expansion significantly improves the communication between the different buildings, commercial offices and substations, and prepares the Company for the development of a future smart grid. In 2018, the optical fiber network will continue to be expanded in pursuance of the goal of 1,500 km of optical fiber in service.

Additionally, the first consolidation stage of mission-critical applications on a new virtual server architecture was carried out. In 2018, an integral application and infrastructure availability and performance monitoring model will be developed in order to anticipate possible contingencies that might affect the normal operation of the business and the productivity of the personnel.

                Customers

The following graph shows the evolution of our customer base through December 31 of each year:

As of December 31, 2017, Edenor served 2,950,329 customers. We define a “customer” as one meter.

Edenor Tariff Categories

Edenor classifies its customers pursuant to the following tariff categories:

•       Residential (T1-R1 to T1-R9): residential customers whose peak capacity demand is less than 10kW.  In 2017, this category accounted for approximately 42.5% of our electricity sales.

•       Small commercial (T1-G1 to T1-G3): commercial customers whose peak capacity demand is less than 10kW.  In 2017, this category accounted for approximately 8.2% of our electricity sales.

•       Medium commercial (T2): commercial customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW.  In 2017, this category accounted for approximately 8.2% of our electricity sales.

•       Industrial (T3): industrial customers whose peak capacity demand is equal to or greater than 50kW.  This category is applied to high-demand customers according to the voltage at which each customer is connected.  The voltage ranges included in this category are the following: (i) Low Voltage (LV): voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV.  In 2017, this category accounted for approximately 17.1% of our electricity sales.  This category does not include customers who purchase their electricity directly through the WEM under the wheeling system.

•       Wheeling System: large users who purchase their electricity directly from generation or broker companies through the WEM. These tariffs follow the same structure as those applied under the Industrial category described above. As of December 31, 2017, the total number of such large users was 704, and this category represented approximately 18.4% of our electricity sales.

•       Others: public lighting (T1-PL) and shantytown customers whose peak capacity demand is less than 10kW.  In 2017, this category accounted for approximately 5.5% of our electricity sales.  See “Framework Agreement (Shantytowns)”.

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

Reading, Billing and Collecting

In 2017, the implementation of the remote meter reading system for the tariff 3 (high demand) and tariff 2 (medium demand) customer segments has gradually begun.

Further, with the coming into effect of the RTI and with the purpose of providing T1 (small demand) customers with more timely information about their consumption and facilitating the payment thereof, as part of the measures aimed at the restructuring of the electricity sector, a system was implemented for the monthly billing of the consumption measured every two months, dividing for such purpose the bimonthly consumption into two similar monthly periods.

Additionally, and with the purpose of measuring the number of actual readings based on which the service is billed, limits have been set to the number of estimated readings in order to maximize customer billing on actual readings. The concession agreement initially stipulated that the maximum limit of estimates was 8% of the total bills issued. As from the effective date of the RTI, a maximum of 2% of estimated bills over the total number of bills issued for each electricity rate category has been set as global indicator. The Company complied with this indicator and improved it to an average of less than 1% in 2017.

Our residential and small commercial customers are divided into subcategories based on their consumption, as follows:

Residential (Tariff 1-R or T1-R):

•       Tariff 1-R1: monthly energy consumption less than or equal to 150 KWh;

•       Tariff 1-R2: monthly energy consumption greater than 151 KWh and less than or equal to 325 KWh;

•       Tariff 1-R3: monthly energy consumption greater than 326 KWh and less than or equal to 400 KWh;

•       Tariff 1-R4: monthly energy consumption greater than 401 KWh and less than or equal to 450 KWh;

•       Tariff 1-R5: monthly energy consumption greater than 451 KWh and less than or equal to 500 KWh;

•       Tariff 1-R6: monthly energy consumption greater than 501 KWh and less than or equal to 600 KWh;

•       Tariff 1-R7: monthly energy consumption greater than 601 KWh and less than or equal to 700 KWh;

•       Tariff 1-R8: monthly energy consumption greater than 701 KWh and less than or equal to 1400 KWh; and

•       Tariff 1-R9: monthly energy consumption greater than 1400 KWh.

Social Tariff

The social tariff applies to the same subcategories of residential tariff, and established: (1) a 100% discount in the stabilized price of energy for monthly consumptions below or equal to 150 KWh (base consumption); for the monthly consumption above the base consumption, (2) a 50% discount in the stabilized price of energy for the monthly consumptions below or equal 150 KWh; and (3), non-discount for the rest of the surplus consumption. Moreover, a scheme of maximum percentages was established in social tariff customer’s invoices with respect to what would be paid, before taxes, by residential customers of equal consumption. The maximum percentages are: R1 25%, R2 45%, R3 60%, R4 65%, and R5 to R9 70%.

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

Public Lighting (AP):

Public lighting customers are billed a monthly variable energy charge based on each unit of energy consumed.

The table below shows the number of Edenor customers per category at the dates indicated.

	As of December 31,
	2017	2016	2015
T1R	2,580,003	2,497,386	2,467,757
T1G	328,715	327,198	325,149
T2	33,426	34,662	34,477
T3	6,874	6,856	6,706
Wheeling system	706	714	708
Other*	605	434	432
Total	2,950,329	2,867,250	2,835,229

                                * Represents public lighting and shantytown customers.

All of the meters are read with portable meter‑reading terminals, either with manual access or optical reading (in the case of electronic meters for T2, T3 and certain T1customers). During 2018, we plan to implement a system of remote meter readings for the T3 and wheeling clients. The systems validate the readings, and any inconsistent reading is checked and/or corrected before billing. Estimates of customer usage were significantly reduced as a result of this new billing system. Once the invoices are printed, independent contractors in each operating area, that are subject to strict controls, distribute them.

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

Our past due receivables increased from Ps. 658.8 million as of December 31, 2016 to Ps. 1,040.5 million as of December 31, 2017. This increase was mainly due to the tariff increase set by ENRE Resolution No 63/2017. The tariff increase affected directly the amounts owed by customers with debtor behavior, as their unpaid charges are calculated based on the tariff in force as of the date of the infringement. Likewise, past due receivables could be measured as an equivalent of billing days, and taking into consideration this measure, a decrease from 14.27 to 11.36 days is observed.

Throughout 2017, several actions were performed to reduce the past due receivables, among which the following can be mentioned:

•         suspension of the electricity supply service to customers with significant outstanding balances;

•         special notices prompting payment;

•         personalized calls to negotiate and prompt payment;

•         management and follow-up plans;

•         more flexible payment plans;

•         management of inactive accounts.

The following graph shows Edenor delinquent balances as of December 31, of each year:

We also supply energy to low-income areas pursuant to the framework agreement with the Argentine Government and the Province of Buenos Aires, for which certain payments are still owed to us.  See “Framework Agreement (Shantytowns).”

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

At present, our goal is to maintain our energy losses at an optimal level, while also considering the cost of reducing such losses and the level at which we are reimbursed for the cost of these losses under our concession. Our procedures for maintaining an optimal level of losses are focused on improving collections to ensure that customers pay for all the energy that they consume and making investments in our network to control technical losses. To reduce the theft of electricity we have implemented vigilance and special technologies, such as much higher networks that cannot be reached using normal ladders, shields close to the electricity posts, concentric cables, shielded meters and suspension of electricity service, among other remedies.

Moreover, we are testing other programs including teaching low-income customers how to ration their consumption, providing them with the option of paying in installments and the installation of integrated meters (MIDEs), allowing the customer to purchase fractional energy, which reached a number of 48,560 installed in 2017. In 2018, a large installation plan for this type of meters will be implemented with the goal of installing 100,000 per year during 2018 and 2019.

In Regions II and III of our concession area, low-income neighborhoods continue to be detected and shantytowns have expanded. Energy theft remains the main cause of the increase in total energy losses within such regions. Throughout 2017, we continued working with the support of legal counsel to file criminal complaints against such frauds and to establish new technological criteria in order to reduce the vulnerabilities of the grid.

The following table illustrates our estimates of the approximate breakdown between technical and non-technical energy losses experienced in our concession area since 2007. We believe that non-technical losses could increase in 2017 following the establishment of the new tariff structure pursuant to Resolution No. 63/2017 issued by the ENRE.

	Year ended December 31,
	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Technical losses	9.0%	9.6%	11.1%	10.8%	10.3%	10.5%	9.8%	9.8%	9.8%	9.8%	9.6%
Non technical losses	8.0%	7.4%	3.8%	3.5%	2.7%	2.8%	2.8%	2.7%	2.1%	1.0%	2.0%
Total losses	17.0%	17.0%	14.9%	14.3%	13.0%	13.3%	12.6%	12.5%	11.9%	10.8%	11.6%

As of December 31, 2017, total energy losses recorded by us were 17.1%, out of which technical losses represented 9.1% and non-technical losses represented 8%.

Framework Agreement (Shantytowns)

On January 10, 1994, the Company, together with Edesur S.A., the Argentine Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which the Company was to supply electricity to low-income areas and shantytowns (the “Framework Agreement”).

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

On July 22, 2011, the Company, together with Edesur and Edelap, entered into an addendum (the “Addendum”) with the Argentine Government and the Government of the Province of Buenos Aires, to extend for an additional term of four years (from January 1, 2011, to December 31, 2014) the Amended 2003 Framework Agreement. Such extension was approved on September 21, 2012 by Resolution No. 248/12 issued by the ENRE and ratified by the Ministry of Planning pursuant to Resolution No. 247/12. As of December 31, 2014 the Agreement expired.

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

On August 3, 2017, the extension of the Framework Agreement until September 30, 2017 was signed. The signing of the aforementioned agreement represents the recognition of revenue relating to the distribution of electricity to low-income areas and shantytowns for the January 1, 2015 - September 30, 2017 period for an amount of Ps. 268.1 million. On October 23, 2017, the Company received a payment from the Argentine Government for Ps. 122.6 million.

Given that as of the date of this annual report the approval of the new Framework Agreement for the October 1-December 31, 2017 period by the Argentine Government and the Government of the Province of Buenos Aires is pending, no additional revenue in connection with compensation for service provided to shantytowns has been recognized, which, as of December 31, 2017, amounted to Ps. 40.8 million.

As of December 31, 2017, 2016 and 2015, our receivable balances with the Argentine Government and the Government of the Province of Buenos Aires for the supply of electricity to shantytowns amounted to Ps. 156.4 million, Ps. 10.9 million and Ps. 73.1 million, respectively.

                Insurance

As of December 31, 2017, we had insurance for loss and damage to property, including damage due to floods, fires and acts of nature covering up to U.S.$ 1,516.8 million, with the following deductibles:

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

As of the date of this annual report, the Company is analyzing different coverage options offered by market partcipants for insurance related to cybersecurity events.

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

Environmental Management

In Argentina, the Argentine Government, the provincial Governments and the Government of the City of Buenos Aires are entitled to legislate on natural resources and environmental protection issues. The 1994 Constitution reaffirms this principle, assigning to the Argentine Government the establishment of broad environmental guidelines and to the provincial Governments and to the Government of the City of Buenos Aires the duty to implement the necessary legislation to attain national environmental goals. The environmental policy for the electricity market is formulated by the former SE and implemented by the ENRE. Areas regulated by the ENRE include the tolerance level for electromagnetic fields, radio interference, voltage of contact and pass, liquid spills, disposal and handling of solid wastes, noise and vibration admissible levels and use, and the transport and storage of hazardous waste, including polychlorinated biphenyl (PCB), a viscous substance which was historically used to lubricate electrical transformers.  The Argentine Environmental Law required that we eliminate the PCB in our transformers before the end of 2010.

Over the course of 2009, we completed the removal of PCBs from all our transformers with contaminated coolant oils exceeding 50 ppm (parts per million), the limit established by National Law No. 25,670.

As part of our investment plan, we made important improvements to our network and implemented technological innovations which reduced the impact of these improvements on the environment. We are required to apply for licenses from the ENRE for all our business activities, which include certain requirements related to environmental protection. To the best of our knowledge, we are in compliance in all material respects with all applicable environmental standards, rules and regulations established by the ENRE, the former SE and other federal, provincial and municipal authorities. We have implemented environmental management programs to evaluate environmental impact and to take corrective actions when necessary. In addition, we have in place an environmental emergency plan designed to reduce potential adverse consequences should an environment contingency occur.  Finally, as part of our environmental actions, we improved and deepened the program of rational uses of energy in our buildings and in our customer equipment.

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

On October 19, 1999, the Argentine Institute of Normalization (Instituto Argentino de Normalización) certified that we have an Environmental Management System that is in accordance with the requirements of the standards set by the International Standardization Organization (ISO) as specified in its release, ISO 14001/15, which relates specifically to environmental management systems. This certification is reaffirmed on an annual basis, most recently as of December 2017.

Section 22 of law No. 25,675 requires all persons whose activities risk environmental damage, such as us, to obtain environmental insurance up to a certain minimum coverage.

Seasonality

Demand for our services fluctuates on a seasonal basis.  For a discussion of this seasonality of demand, see “Item 5. Operating and Financial Review and Prospects—Demand —Seasonality of Demand”.

New Brand and Institutional Image

In August 2017, the Company launched its new brand and institutional image. The goal of this change is to reflect a modern company, with an emphasis on technology, innovation and customer service quality, as well as portray the Company as a model public utility company, with a focus on two pillars: efficiency and proximity.

The new brand and institutional image will continue to be implemented during 2018 and will be visible throughout the different levels of the Company’s operations, including the corporate buildings, our commercial offices, corporate vehicles, invoices, among others.

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

Definition of Control

The term “control” referred to in Section 31 of Law No. 24,065 (which establishes vertical restrictions) is not defined in the Regulatory Framework Law. Section 33 of the Argentine Corporations Law states that “companies are considered as controlled by others when the holding company, either directly or through another company: (1) holds an interest, under any circumstance, that grants the necessary votes to control the corporate will in board meetings or ordinary shareholders’ meetings; or (2) exercises a dominant influence as a consequence of holding shares, quotas or equity interest or due to special linkage between the companies.” We cannot assure you, however, that the electricity regulators will apply this standard of control in implementing the restrictions described above.

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

These measures, combined with the devaluation of the Peso and high rates of inflation, had a severe effect on public utilities in Argentina, including on us. Because public utilities were no longer able to increase tariffs to cover their cost increases, the impact of inflation on costs led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition. Most public utilities had also incurred large amounts of foreign currency indebtedness under the fixed one-to-one Peso per Dollar exchange rate of the Convertibility Regime and, following the elimination of the Convertibility Regime and the resulting devaluation of the Peso, the debt service burden of these utilities increased sharply, which led many of these utilities to suspend payments on their foreign currency debt in 2002. This situation caused many Argentine electricity generators, transmission companies and distributors to defer making further investments in their networks. As a result, Argentine electricity market participants, particularly generators, were operating at near full capacity, which could lead to insufficient supply to meet a growing national energy demand. In addition, the economic crisis and the resulting emergency measures had a material adverse effect on other energy sectors, including oil and gas companies, which has led to a significant reduction in natural gas supplies to generation companies that use this commodity in their generation activities.

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

In September 2006, the former SE issued Resolution No. 1,281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution sought to create incentives for energy generation plants in order to meet increasing energy needs. The resolution’s principal objective was to ensure that energy available in the market was used primarily to service residential users and those industrial and commercial users whose energy demand was at or below 300 kilowatts (kW) and who lacked access to other viable energy alternatives. To achieve this, the resolution provided that:

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

(2)       the Ente Nacional Regulador de la Electricidad (the “ENRE”); and

(3)       the Ministry of Energy and Mining (the “ME&M”)

The SEE advises the Argentine Government on matters related to the electricity sector and is responsible for the application of the policies concerning the Argentine electricity industry. See “Item. 3. Key Information—Risk Factors—Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariff adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations.”

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

On December 22, 2015, through Decree No 231/15 the ME&M was created, as a result of the rise in hierarchy of the old SE, which had been part of the Ministry of Federal Planning, Public Investment and Services of the Nation, with the objective of elaborating, proposing and executing the national energy policy.  On March 5, 2018, through Decree No 174/18 the structure of the ME&M was modified, amongst other offices of the national Government. The older structure of the ME&M, created through Decree No 231/15, comprised four secretaries and fourteen undersecretaries, whilst the new structure was reduced to three secretaries and ten undersecretaries.

The Wholesale Electricity Market

Overview

The former SE established the WEM in August 1991 to allow electricity generators, distributors and other agents to buy and sell electricity in spot transactions or under long-term supply contracts at prices determined by the forces of supply and demand.

The WEM consists of:

•       a term market in which generators, distributors and large users enter into long-term agreements on quantities, prices and conditions. Since March 2013, pursuant to Resolution 95/13 of the former SE, all large users have to buy their backup energy from CAMMESA at any relevant contractual maturity dates.

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

The following chart shows the relationships among the various actors in the WEM:

CAMMESA is in charge of:

•       managing the SADI to the Regulatory Framework Law and related regulations, which includes:

•       determining technical and economic dispatch of electricity (i.e., schedule of production for all generating units on a power system to match production with demand) in the SADI;

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

•       supplying fuel pursuant to Resolution 95/13 of the former SE, which includes the management, acquisition, nationalization, control, reception, storage and distribution of liquid fuels to Generation Centrals through marine, river and land transportation;

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

Wholesale Electricity Market Participants

The main participants in the WEM are generation, transmission and distribution companies.  Large users and traders also participate in the WEM but to a lesser extent.

Generators

According to a recent report issued by CAMMESA, as of December 31, 2017, there were more than a hundred generation companies, a fewer auto-generation companies, and just a few co-generation companies, most of which operate more than one generation plant in Argentina. As of December 31, 2017, Argentina’s installed power capacity was 36.505 MW, 62.7% of which derived from thermal generation, 30.4% from hydraulic generation, 4.8% from nuclear generation and 2.1% from non-conventional sources of energy.  Private generators participate in CAMMESA through the Asociación de Generadores de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Generators, or AGEERA), which is entitled to appoint two acting and two alternate directors of CAMMESA.

On December 27, 2017, Law No. 27,424 related to the generation of electric power from renewable energy sources was published in the Official Gazette. The law declares of Gest and provides the legal and contractual conditions for the generation of renewable energy by the users of the distribution network for self-consumption and eventual injection of excess electricity into the grid.  Additionally, the law created a public fiduciary fund, called Fund for the Distributed Generation of Renewable Energy (“FODIS”), which pursues to finance the implementation of distributed generation systems of renewable energy. Also, the law created the promotion regime for the National Manufacturing Systems, Equipment and Supplies for the Distributed Generation of Renewable Energy (“FANSIGED”), whose main activities comprise research, design, development, investment in capital goods, production, certification and installation services for the distributed generation of energy from renewable sources.

Transmitters

Electricity is transmitted from power generation facilities to distributors through high voltage power transmission systems. Transmitters do not engage in purchases or sales of power. Transmission services are governed by the Regulatory Framework Law and related regulations promulgated by the ME&M.

In Argentina, transmission is carried at 500 kV, 300 kV, 220 kV and 132 kV through SADI. The SADI consists primarily of overhead lines and transformation stations (i.e., assemblies of equipment through which electricity delivered through transmission circuits passes and is converted into voltages suitable for use by end users) and covers approximately 90% of the country. The majority of the SADI, including almost all of the 500 kV transmission lines, has been privatized and is owned by Transener S.A., which is indirectly co-controlled by Pampa Energía, our controlling shareholder and the largest integrated electricity company in Argentina (See “Item 7. Major Shareholders and Related Party Transactions—Parent Company Merger Process”). Regional transmission companies, most of which have been privatized, own the remaining portion of the SADI. Supply points link the SADI to the distribution systems, and there are interconnections between the transmission systems of Argentina, Brazil, Uruguay and Paraguay allowing for the import and export of electricity from one system to another.

Transmission companies also participate in CAMMESA by appointing two acting and two alternate directors through the Argentine Association of Electric Power Transmitters (Asociación de Transportistas de Energía Eléctrica de la República Argentina, or ATEERA).

In 2017, by means of Resolution No. 1,085/17, the Electric Power Secretariat modifies significantly the allocation of costs of the High Voltage and Extra High Voltage Transmission systems. The changes implemented, applicable as from December 1, 2017, are as follow: (1) Mercado Eléctrico Mayorista (“MEM”) generators no longer pay for the use of the transmission networks, except for the connection equipment entirely destined for each Generator; and (2) the total cost of each Transmitter is distributed among the users in its network, in proportion to their demand for energy, no longer applying the calculation methodology based on equipment use.

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

Seasonal Prices

The emergency regulations also made significant changes to the seasonal prices charged to distributors in the WEM, including the implementation of a pricing ladder organized by level of customer consumption (which varies depending on the category of customers) charged by CAMMESA to distributors at a price significantly below the spot price charged by generators. According to the current regulatory framework, the SEE must adjust the seasonal price charged to distributors in the WEM every three months and the ENRE must calculate the tariff scheme as a result of applying the adjustment.  However, between January 2005 and November 2008, the ENRE did not make these adjustments. In November 2008, the ENRE passed Resolution No. 628/08 establishing a new distribution tariff as from October 1, 2008 and modified seasonal prices charged to federal distributors, including the consumption levels that make up the pricing ladder.

On August 14, 2009, the ENRE adopted Resolution No. 433/2009 approving two tariff charts to be applied by Edenor, for the winter period of 2009. These charts were based on the new subsidized seasonal prices set forth by Resolution No. 652/09 issued by the former SE. The new price charts aimed at reducing the impact of increased winter electric energy consumption on the invoicing of residential customers with bi-monthly consumption exceeding 1,000 KWh. The ENRE also instructed Edenor to break down the floating charges of all invoices into the amounts subsidized and not subsidized by the Argentine Government.

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

In November 2012, pursuant to Resolution No. 2,016/12 of the former SE and in accordance with the Summer Seasonal Program approved for the period November 2012- April 2013, the seasonal price format was modified, concluding in a single purchase price without considering any demand nor time segmentation and taking into account the structure of the demand as of October 2012 as the base. Subsequently, the former SE adopted Resolution No. 408/13, which maintained both the single price and the criteria for raising subsidies during the winter season.

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

Since May 2016, we were notified by several courts of the Province of Buenos Aires of injunctions granted to individual and collective customers against Resolution No. 6/16 and Resolution No. 1/16 issued by the ENRE (which authorized our new tariff schedule as from February 2016). Consequently, the then applicable tariff schedule, which includes the WEM prices established by Resolution No. 6/16, were not applied during certain periods in 2016 to the entire concerned area as a result of the injunctions issued in the above-mentioned case and to the districts of “Pilar” and “La Matanza” where provisional remedies were in effect until October 24 and November 11, 2016, respectively, when they expired. Therefore, as of those dates, no provisional remedy has been in effect and the new tariff scheme has been applied to all customers.

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

As of December 1, 2017, in accordance with ME&M Resolution No. 1091/17, the new stabilized price of energy and the power output reference price were defined. Additionally, the new stabilized price of transport was settled, which became more significant in the purchase price of energy.

On November 30, 2017, through Resolution No. 1,085-E/17, the SEE established a new methodology for the allocation of high-voltage transportation costs, which will be evenly distributed among all the energy demand of the MEM with a uniform rate, assigning them to the customers accordingly to their energy demand.

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

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. As of December 31, 2017, the stabilization fund balance was approximately Ps. 36 million, resulting from the stabilization fund plus the over expenses of dispatch net of the Argentine treasury contributions.  However, if all the funds and accounts of energy and power are considered (including the Additional Energy, Fuel over expenses, Quality Supply, Surplus Demand pursuant to Resolution No. 1,281/06 of the SE, WEM, over expense contracts, etc.), this balance rises to Ps. 80,292 million. In this regard, over a period of more than ten years, the deficit has been financed by the Argentine Government through nonrefundable loans to CAMMESA, and the same methodology continues to be applied, through the deficit tends to reduce as a result of the policies implemented by the ME&M.

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

As from March 2013, pursuant to the SE’s Resolution No. 95/13 all large users have to buy their backup energy from CAMMESA at any relevant contractual maturity date.

During 2017, through Resolution No 281-E/17 (amended by Disposition 1-E/2018 issued by the Susbsecretaría de Energías Renovables) the ME&M created the Term Market Regime for Electric Power from Renewable Sources, which established the percentages of renewable energy that large users are obliged to consume within their demand of energy. The resolution also determined the commercialization and administration charges for large users that opt for the joint purchase of renewable energy that CAMMESA commercializes, who, at the same time, will try to assist those users to comply with said percentages of renewable energy. Beyond that, large users can agree supply contracts directly with the generators, without incurring in CAMMESA charges, but without having their assistance.

Plus Energy

In September 2006, the former SE issued Resolution No. 1,281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution seeks to create incentives for energy generation plants in order to meet increasing energy needs. The resolution’s principal objective is to ensure that energy available in the market is used primarily to service residential users and industrial and commercial users whose energy demand is at or below 300 kW and who do not have access to other viable energy alternatives. To achieve this, the resolution provides that:

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

The resolution also established the price large users are required to pay for excess demand, if not previously contracted under Plus Energy, which is equal to the generation cost of the last generation unit transmitted to supply the incremental demand for electricity at any given time. The SE established certain temporary price caps to be paid by large users for any excess demand, as of the date of this annual report Ps. 550 per MWh for GUDIs and Ps. 450 per MWh for GUMEs and GUMAs.

These prices have been updated as follows:

•    after August 2011, the median incremental charge for excess demand was set at 320 Ps./MWh for GUMAs and GUMEs and 455 Ps./MWh for GUDIs;

•    after December 2011, median incremental charge for excess demand for those who are not subsidized was set at 360 Ps./MWh;

•     pursuant to the former SE’s Resolution No. 95/13 from March 22, 2013, as opposed to the backup contracts where a unique energy supplier is authorized by CAMMESA, the Plus Energy contracts still function are available to the large users and generators previously authorized by the Argentine National Planning, Public Investment and Services Ministry. The customers under the GUDI category, whose Energy Plus contracts mature, have the option of rehiring Energy Plus, reclassifying themselves under the GUME category; or continue buying the total amount of their energy to the distributors, paying in case needed. Base Surplus Demand pursuant to Resolution SE No. 1,281/06;

•    as of March 13, 2015, the median incremental charge for excess demand was set at 450 Ps./MWh for GUMAs and GUMEs and 550 Ps./MWh for GUDIs; and

•    based on the guidelines set forth in Resolution No. 6 of the ME&M, the median incremental charge for excess demand was set at 650 Ps./MWh for GUMAs and GUMES, while GUDIs stopped paying this charge.

ORGANIZATIONAL STRUCTURE

Edenor is a subsidiary of Pampa Energía, which is the largest independent integrated energy company in Argentina.

As of December 31, 2017, Pampa and its subsidiaries were engaged in the following business: (i) in the electricity value chain, through 8 thermal and 3 hydro power plants adding a total installed capacity of 3,756 MW, plus expansions of 598 MW. Also, Pampa co-controls Transener, the largest high voltage power transmission company of Argentina and controls Edenor, the largest electricity utility with 3 million end-users; (ii) in the oil and gas value chain, Pampa Energía directly and through its subsidiary Petrolera Entre Lomas S.A. (“PELSA”) held 20 productive blocks (16 in Argentina and 4 outside Argentina) and 9 exploratory blocks with a total production of 66.4 thousand boe/day in Argentina. Moreover, Pampa co-controls TGS, the largest gas transporter in Argentina, with a 9,184 km of gas pipeline network and a liquids processing plant, General Cerri, with an output capacity of 1 million tons a year. Pampa also owns the 23.1% of OldelVal, a crude oil pipeline company in Argentina and minor interests in 4 productive blocks in Venezuela, through mixed companies (Empresas Mixtas), corporations whose majority shareholder is a subsidiary of Petróleos de Venezuela S.A. (“PDVSA”), Corporación Venezolana de Petróleo S.A. (class A shares), which are controlled by the Bolivarian Republic of Venezuela, and in which we own a minority interest (class B shares). As of the date of this annual report, Pampa sold its direct ownership of 58.88% in PELSA, and its direct interest in Entre Lomas, Bajada del Palo, Agua Amarga, Medanito S.E. and Jagüel de los Machos blocks; and (iii) in the refining and distribution operations, Pampa Energía operated the Bahía Blanca Ricardo Eliçabe Refinery with an installed capacity of 30.2 thousand oil bbl/day and a network of 250 gas stations; two storage plants with a capacity of approximately 1.3 million barrels; one lubricant plant and three fully-owned petrochemical plants. As of the date of this annual report, Pampa sold a set of assets related to the refining and distribution operations, such as the Ricardo Eliçabe refinery, the lubricants plant, the Caleta Paula reception and dispatch plant and the network of gas stations currently operated under the Petrobras brand. In addition, Pampa has a 28.5% direct interest in Refinor, which has a commercial network of 81 gas stations located in the Provinces of Tucumán, Salta, Santiago del Estero, La Rioja, Jujuy, Catamarca and Chaco.

For more information, see “Item 7. Major Shareholders and Related Party Transactions—Parent Company Merger Process.”

The following diagram presents our corporate structure as of the date of filing of this annual report:

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

The net book value of our property, plant and equipment as recorded on our financial statements was Ps. 14,812.0 million, Ps. 11,197.0 million and Ps. 8,885.8 million as of December 31, 2017, 2016 and 2015, respectively. For a description of our capital expenditures plan, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Edenor’s Capital Expenditures.”

The total value of property, plant and equipment transferred by SEGBA on September 1, 1992 was allocated to individual assets accounts on the basis of engineering studies conducted by the Company. The value of property, plant and equipment was determined based on the price effectively paid by EASA for the acquisition of 51% of the Company’s capital stock. SEGBA neither prepared separate financial statements nor maintained financial information or records with respect to its distribution operations or the operations in which the assets transferred to EDENOR were used. Accordingly, it was not possible to determine the historical cost of transferred assets. Additions subsequent to such date have been valued at acquisition cost, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of the above-mentioned engineering studies. Furthermore, in order to improve the disclosure of the account, the Company has made certain changes in the classification of property, plant and equipment based on each technical process. In accordance with the provisions of IAS 23, borrowing costs in relation to any given asset are to be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period; the necessary activities to put the asset in condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or startup of other assets, depending on the purpose pursued with its production, construction, assembly or completion. Subsequent costs (major maintenance and reconstruction costs) are either included in the value of the assets or recognized as a separate asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the assets may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Tariffs—Distribution Margin or Value‑Added for Distribution (VAD)—Integral Tariff Revision, or (RTI).”

Item 4A.      Unresolved Staff Comments

None.

Item 5.         Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited financial statements as of and for the years ended December 31, 2017, and 2016, included in Item 18 of this annual report and the “Selected Financial Data,” included in Item 3 herein. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. See “Item 3. Key Information—Selected Financial Data.”

We believe that the measures adopted by the Argentine Government to stabilize electricity rates throughout the energy sector during 2016, together with the implementation of the RTI process beginning on February 1, 2017, are helping us improve our operating and financial results. Our board of directors is optimistic that the new tariff schedule (set in force by Resolution No. 63/17 of the ENRE) will establish a regulatory framework with clear and precise rules, which will make possible for us not only to cover our operation costs, afford our investment plans and meet debt interest payments, but also to deal with the impact of the different variables that affect our business from time to time.

Our equity and negative working capital line items reflect the deteriorated financial and cash position we still have as a consequence of both the Argentine Government’s delay in the compliance with certain obligations under the Adjustment Agreement and the constant increase in operating costs in prior fiscal years, which we absorbed in order to comply with the execution of the investment plan and the carrying out of the essential operation and maintenance works necessary to maintain the provision of electricity services pursuant to our Concession in a satisfactory manner in terms of quality and safety.

Despite the progress achieved with regard to the completion of the RTI process, as of the date of this annual report, the definitive treatment to be given by the ME&M to all the issues resulting from the non-compliance with the Adjustment Agreement, including the remaining balances and other effects caused by the partial measures adopted under the RTI process, has yet to be defined. These issues, include, among others:

•         the treatment to be given to the funds received from the Argentine Government through the loans for consumption (mutuums) agreements entered into with CAMMESA for the fulfillment of the Extraordinary Investment Plan, granted to cover the insufficiency of the FOCEDE’s funds;

•         the conditions for the settlement of the balance outstanding with CAMMESA at the date of issuance of SEE Resolution No. 32/15; and

•         the treatment to be given to the penalties and reductions determined by the ENRE whose settlement is pending.

 On April 26, 2017, we were notified by Note No 2016-01193748 that the ME&M decided that the SEE, with the support of the Under-Secretariat for Tariff Policy Coordination and the ENRE, would be responsible for determining (within a period of 120 days) whether any pending obligations under the Adjustment Agreement remained outstanding as of the effective date of the applicable electricity tariff schedules resulting from the implementation of the RTI process. If any such obligations remained outstanding, the treatment to be given to those obligations was also to be determined by the SEE as described above. The Company has submitted the information requested by the ME&M as part of its efforts to comply with these requirements. However, as of the date of this annual report, due to the fact that a definitive decision on the treatment of these obligations is still pending, the Company started negotiations with the SEE thereon.

On November 30, 2017, by means of Resolution No. 603/17, the ENRE approved the CPD values, applicable as from December 1, 2017, and retroactively to consumption recorded in the months of August through November 2017. That amount totals Ps. 753.9 million and was billed in two installments, December 2017 and January 2018. Additionally, the resolution approved the Company’s electricity rate schedule applicable to consumption recorded as from December 1, 2017.

On January 31, 2018, the ENRE issued Resolution No. 33/18 whereby it approved the values of CPD, the values of the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 329/17, and the values of the Company’s electricity rate schedule applicable to consumption recorded as of February 1, 2018. Additionally, it provided that the average electricity rate value amounts to 2.4627 Ps./KWh).

Operating Results

We distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometers, with an aggregate population of approximately eight million people.  Pursuant to our concession, we have the exclusive right to distribute electricity to all users within our concession area, including to WEM participants.  At December 31, 2017, we had 2,950,329 customers.

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

As instructed by the ME&M, the increase in the VAD resulting from the RTI process and applicable as from February 1, 2017, was limited to a maximum of 42% vis-á-vis the VAD in effect at the date of issuance of the aforementioned resolutions, with the remaining value of the new VAD being applied in two stages, the first of them in December 2017 and the last one in February 2018.

The ENRE would acknowledge us the difference in VAD resulting from the application of the gradual tariff increase (the three stages, as described below) recognized by the RTI in 48 installments as from February 1, 2018, which was incorporated to the VAD value on such date.

Moreover, the VAD may be adjusted on a quarterly basis in accordance with a non-automatic mechanism based on the macroeconomic prices indicators (CPI, WSPI and salaries increases), to preserve the economic-financial sustainability of the Company in the event of prices variations in the economy. On November 30, 2017, by means of Resolution No. 603/17, the ENRE approved the CPD values applicable both as of December 1, 2017, and retroactively to consumption recorded for the months of August through November 2017. That amount totals Ps. 753.9 million and was billed in two installments, December 2017 and January 2018. In addition, the aforementioned resolution approved the electricity rate schedule’s values applicable as of December 1, 2017.

If, in the future, we are not able to recover the incremental cost increases and have them reflected in our tariffs, and/or there is a significant lag of time between when we incur the incremental costs and when we receive increased income, we may be unable to comply with our financial and commercial obligations, suffer liquidity shortfalls and need to restructure our debt to ease our financial condition, any of which, individually or in the aggregate, would have a material adverse effect on our business and results of operations and may cause the value of our ADSs to decline. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Tariffs” and “Item 3. Key Information—Risk factors—Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations.”

The following table sets forth the composition of our net sales for the periods indicated:

	2017	2016	2015
	(Figures in millions)
Sales of Electricity (1)	24,171.5	12,952.7	3,720.4
Right of use of poles	130.9	108.2	76.4
Connection Charges	30.4	15.9	4.2
Reconnection Charges	7.2	2.8	1.1
Net sales	24,340.0	13,079.6	3,802.1

(1)     Includes revenue from the application of Resolution No. 347/12 for Ps. 1.3 billion and Ps. 535.5 million for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016, includes the effects of the provisional remedies.

The following tables show Edenor’s energy sales by category of customer (in GWh) for the periods indicated:

	Year ended December 31,
	2017		2016		2015
Residential	9,143	43%	9,708	44%	9,671	43%
Small Commercial	1,760	8%	1,819	8%	1,878	8%
Medium Commercial	1,754	8%	1,820	8%	1,828	8%
Industrial	3,687	17%	3,677	17%	3,680	16%
Wheeling System(1)	3,968	18%	4,014	18%	4,200	19%
Public Lighting	708	3%	704	3%	688	3%
Shantytowns	483	2%	511	2%	435	2%
Total	21,503	100%	22,253	100%	22,380	100%

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

The following table sets forth key economic indicators in Argentina during the years indicated:

	Year ended December 31,
	2017	2016	2015	2014	2013
Real GDP (% change)	2.8	-2.2	2.6	-2.5	2.4
Nominal GDP (in millions of Pesos)	10,233,090	8,055,988	5,854,014	4,579,086	3,348,308
Real Consumption (% change)	3.3	-1.4	3.5	-4.4	3.6
Real Investment (% change)	9.5	-5.4	3.8	-6.8	2.3
Industrial Production (% change)	1.8	-4.7	0.1	-1.8	0.0
Consumer Price Index	24.80	39.70	15.00	23.80	10.90
Nominal Exchange Rate (in Ps. /U.S.$ at year end)	18.95	16.17	13.40	8.60	6.50
Exports (in millions of U.S.$)	58,427	57,413	56,752	68,335	75,963
Imports (in millions of U.S.$)	66,899	55,753	59,787	65,229	74,442
Trade Balance (in millions of U.S.$)	-8,472	1,659	-3,035	3,106	1,521
Current Account (% of GDP)	-5.5	-2.7	-2.5	-1.4	-2.0
Reserves (in millions of U.S.$)	55,600	37,859	24,824	30,119	30,589
Tax Collection (in millions of Pesos)	2,578,609	2,007,811	1,537,948	1,169,683	858,832
Primary Surplus (in millions of Pesos)	-404,142	-359,382	-235,117	-155,522	-82,212
Public Debt (% of GDP at December 31) *	53.4	48.7	37.2	41.5	35.2
Public Debt Service (% of GDP)	6.1	5.3	4.4	3.8	3.7
External Debt (% of GDP at December 31)	32.7	34.9	26.0	27.7	25.0

Sources: INDEC; Central Bank; Ministry of Treasury.

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

On December 10, 2007, Cristina Fernández de Kirchner, wife of the ex-President Dr. Néstor Kirchner, was inaugurated as President of Argentina for an initial four-year term.

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

According to official indicators, Argentina’s real GDP grew around 2.9% in 2013, compared to 0.8% in 2012. In 2014, the economic activity grew by approximately 0.2%, compared to 2.9% in 2013.

Private consumption contracted by 0.8% in 2014. The weakening of the internal demand was the main factor in the contraction of the economy and can be explained in part by an increase in internal prices due to the financing of the fiscal imbalance by Central Bank to Treasury. In 2014, the public accounts contracted 1.2% of GDP compared to a contraction of 0.6% in 2013. The weaker performance of the private sector was mainly due to an increase in prices, the depreciation of the Peso a slowdown in credit extended to the private sector and a greater propensity in customers for saving in times of uncertainty.

In January 2014, the Peso lost approximately 19% of its value with respect to the U.S Dollar.

During 2015, the economy registered a positive growth, of approximately 2.5%. The level of activity was driven by the effect that the summer crop had on GDP growth in the second and third quarter, while during the last months of the year the economy showed a more moderate expansion.

In terms of supply, industrial production continued showing a poor performance, the exchange rate lagged, restrictions to import intermediate goods continued and, the deceleration of the main Argentine commercial partners’ growth and a weak domestic and external demand impacted on the performance of the manufacturing activity. In terms of expenses, consumption showed a good performance even though consumers continued acting with caution.

With reference to inflationary pressures, a significant deceleration in the increase of prices was observed during the first half of 2015, related with the high 2014 baseline. Throughout the last months of 2015, retail prices relatively picked up although the average growth rate was lower than that of the previous year.

On December 17, 2015, the Peso depreciated approximately 36% against the U.S. Dollar following the announcement of the lifting of a significant portion of exchange restrictions by the Macri administration (See “Item 3.— Key Information— Risk Factors—Factors Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy, and consequently, our results of operations or financial condition”), which caused the Peso to U.S. Dollar exchange rate to reach Ps.13.40 to U.S.$1.00.

In 2016, the Argentine economy contracted by 2.2%. Although the economic activity showed a slight improvement during the last months of the year, 2016 is considered to be a recessive year.

The negative results may be explained by the deepening contraction in certain sectors that performed poorly in terms of activity. In this sense, during the second quarter of 2016, lower levels of agricultural production were exacerbated by a lower than expected harvest (affected by unusual rains), in addition to a large decline in construction activity and a decrease in retail sector activity. Industrial production also showed a weak performance.

In terms of inflation, the pace of growth of domestic prices accelerated during the first half of 2016 as a result of the increase in the value of the U.S. Dollar relative to the Peso in the official market. In addition, monthly price increases in the first half of 2016 were mainly related to an update of some regulated prices such as public utility tariffs (gas and electricity prices) and urban transport, mainly in the Buenos Aires metropolitan region. As of the third quarter of 2016, price increases began to decelerate as a result of the absence of new tariff increases, the stagnation of economic activity, the relative low price of the U.S. Dollar in the local market and the restrictive monetary policy, through high interest rates that sought to contain the currency pressure, drove the deceleration in inflation, which slowed to a monthly average of 1.1% in the July to September 2016 period. During the last quarter of 2016, the monthly inflation average was 1.7%, and the annual rate of increase in consumer prices ended the year slightly below 40%. The Macri administration announced the adoption of an inflation targeting regime to apply in parallel with the floating exchange rate regime and established inflation targets for the next four years. The Central Bank has increased intervention efforts in the foreign exchange market to reduce excess monetary imbalances and raised Peso interest rates to offset inflationary pressure. Since January 2017, the Central Bank started to use the seven-day repo reference rate as the anchor of its inflation targeting regime. LEBACs are used to manage liquidity. On December 28, 2017, the Central Bank announced its inflation targets for 2018, 2019 and 2020. The inflation target for 2018 is 15%, representing an increase compared to the Central Bank’s previous target range of 8%-12% for the same year. Inflation targets for 2019 and 2020 are 10% and 5.0%, respectively.

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

Argentina’s economy grew by 2.8% during 2017, driven by an increase in private consumption, public spending and investment which counteracted the 2.2% contraction in 2016. The Argentine economy’s recovery is attributed to both external and domestic factors. The aforementioned external factors include, among others, an overall improvement of the Brazilian economy, which led to an increase in Argentina exports to Brazil. The aforementioned domestic factors include, among others, the growth in average wages, an increase in welfare and public works spending by the Argentine government and the increase in bank lending activity to the private sector, which stimulated consumption and private investment. However, the performance of the various sectors of the economy was varied. Sectors buoyed by the change in relative prices, by public works spending or by specific trade agreements, such as agriculture, construction and the automotive industry, respectively, recorded high growth rates during 2017.  By contrast, those affected by the relaxation of import controls and the Peso’s appreciation, such as the textiles and electronics industries, continued their contraction.

Inflation, measured by its general level, declined by approximately 15%, from 40.5% in December 2016 to 24.8% in December 2017, having achieved the disinflation process simultaneously with the updating of some public services tariffs.

On the monetary policy front, the Central Bank formally instituted an inflation targeting regime, and established a new policy interest rate (the 7-day interbank repo rate). With a view to bringing inflation within the target band (between 12% and 17% for 2017), the monetary authority maintained a policy of high interest rates, which led to increased absorption of pesos through the placement of central bank bills (LEBAC) and repos; the policy interest rate followed an upward trend during the year, from 24.75% in January 2017 to 28.75% in December 2017.

The Central Bank maintained the free floating exchange rate and intervened in the foreign exchange market only at times of rapid rises. In this context, the nominal Ps./U.S.$ exchange rate increased by 17% during the year 2017. Although during the last days of 2017, the price of the US currency in the domestic exchange market was rising, the dollar closed December at levels around Ps./U.S.$ 18.00 (monthly average).

On the fiscal front, the fiscal policy had an expansionary thrust, based on a real increase in public spending. As a result of stronger growth in revenues as compared to expenditures, the primary deficit fell to 3.9% of GDP in 2017 (from 4.3% in 2016); after payment of interest on the debt, the fiscal outturn stood at 6.1% of GDP, above the 5.9% recorded in 2016. The fiscal deficit remained high, notwithstanding the policy of reducing subsidies for public services, the extraordinary revenues from the special tax under the capital legalization (or repatriation) programme, and the increase in tax receipts associated with greater economic activity.

The fiscal deficit and the current account deficit were financed by a marked increase in external borrowing in 2017, which also underpinned an increase in international reserves. The current account deficit widened in 2017, standing at 5.5% of GDP, as a result of higher imports of goods and services (reflecting the economic recovery and the reduction in import controls and tariff rates), as well as an increase in debt service payment obligations with respect to interest due on Argentina’s public external debt.

Outlook for 2018

If the current international economic environment continues, Argentina’s economy is forecasted to grow by approximately 3.0% during 2018. The pace of economic growth will depend on a sustained economic recovery of Argentina’s trading partners, particularly Brazil and its demand for Argentine exports, and on the positive trend in average family incomes and in private sector lending, as well as the Macri administration’s ability to continue implementing its fiscal and economic reforms. However, private consumption is expected to decelerate from 2017 levels due, in part, to persistent inflation. There can be no assurances that these favorable economic forecasts will come to pass as projected, if at all, and Argentina’s economic prospects remain subject to considerable risk and uncertainty.

Tariffs

Our revenues and margins are substantially dependent on the composition of our tariffs and on the tariff setting and adjustment process contemplated by our concession.

The following chart shows the variation in Edenor’s average tariffs, including taxes, in Pesos per MWh in the periods indicated:

Under the terms of our concession, our tariffs for all of our customers (other than customers in the wheeling system) are composed of:

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

On November 7, 2011, through Resolution No. 1301/2011 of the SE, a new unsubsidized tariff scheme applicable to non-residential customers grouped together by certain economic activities came into effect. According to this new tariff scheme, depending on the final seasonal schedule for the period November 2011 and April 2012 for the Wholesale Electricity Market, the affected customers will pay an average price of Ps. 320/MWh as from December 2011.

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

On December 5, 2011, Resolution No. 1,537/11 of the SE implemented the Volunteer Waiver Form Subsidy.

On May 8, 2012, Resolution No. 2,883/12 of the SE instructed the Company to apply a methodology to stabilize the bills, in order to minimize the effects of the seasonal consumption of all the residential customers. The application of this methodology is optional for these costumers.

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

During 2015, the customers who are not subsidized continued paying a monomial price of Ps. 320 /MWh, as set by Resolution No 324/08 of the SE.

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

The new prices established were set as follows (taking the energy reference peak price for all cases): (1) for customers whose power demand exceeds 300 kw, the power reference price is 3,157 Ps./Mw-month and the electricity reference price is 1,070.11 Ps./MWh; (2) for customers whose power demand do not exceed 300 kw, the electricity reference price is 640 Ps./MWh.; (3) for customers whose power demand do not exceed 10 Kw (acknowledged as residential customers) who achieve an energy consumption saving between the 10% and 20% compared to the same period in the year 2015, electricity reference price is 480 Ps./MWh; and for those whose energy consumption saving exceeds 20% compared to the same period in 2015, the reference price is 320 Ps./MWh; (4) for customers whose power demand do not exceed 10 Kw (considered residential customers) and who have been granted the Social Tariff, the first 150 KWh consumed in the month are without charge. The energy consumption exceeding said level, but which at the same time is inferior or equal to the consumption incurred in the same period in 2015, obtain a reference price of 96 Ps./MWh. In those cases when the energy consumption exceeds 150 KWh, and at the same time it is superior to the consumption of the same period in 2015 but do not exceed the 450 KWh/month, the reference price is 320 Ps./MWh. Last, if the energy consumption exceeds 150 KWh and at the same time it is superior to the consumption in the same period in 2015 and exceeds 450 KWh/month, the reference price is 640 Ps./MWh. For all the reference prices mentioned, a differentiated reduction is included in the categories resulting from the power demand, exclusively for February 2017.

Resolution No. 20 – E/2017 incorporated a new category of consumer denominated “electricity-dependent customer”. An electricity dependent customer is a person who registers an extraordinary consumption of electrical energy by requiring special equipment and / or infrastructure for a disease diagnosed by a physician or needing a stable and permanent electrical service to meet medical needs within their home. The resolution established the provision of 600 KWh per month free of charge and an electricity reference price that varies according to the level of savings and demands registered compared to the previous month. In addition, it stipulates that as from February 2017, the maximum spot price for the approval of the WEM is 240 Ps./MWh and fixes the charge value corresponding to the National Fund for Electric Energy at 15.50 Ps./MWh.

In May 2017, Law No. 27,351 was passed, which guarantees the permanent and free of charge supply of electricity to those individuals who qualify as dependent on power for reasons of health to avoid risks in their lives or health. The law states that the account holder of the service or someone who lives with a person that is registered at the “Registry of Electricity Dependent for Reasons of Health” will be exempt from the payment of any and all connection fees and will benefit from a special free of charge tariff treatment for the electric power supply service.

In July 2017, the ENRE issued Resolution No. 292 stating that those discounts are to be made as from the effective date of the aforementioned law, and instructed CAMMESA to implement those discounts in its billing to the distribution companies.

According to Executive Order 740 of the Executive Branch, dated September 20, 2017, the ME&M will be the Authority of Application of Law No. 27,351, whereas the Ministry of Health will be responsible for determining the minimum conditions necessary for being eligible for the “Registry of Electricity Dependent for Reasons of Health.”

On September  2017, the Ministry of Health issued Resolution No. 1,538-E/17, which creates the Registry of Electricity Dependent for Reasons of Health (“RECS”), within the orbit of the Ministry of Health, operating under the authority of the Under secretariat for the Management of Health Care Services.

On October 31, 2017, the ENRE informed by means of Note No 128.399, pursuant to the proceedings carried out by the ME&M, the decision to postpone to December 1st the application of the CPD increase foreseen in the RTI for November 1, 2017, as well as the application of the CPD update which should be made in August 2017.

Due to the deferring of the CPD increases, the ENRE informed by means of Resolution No. 603/17 a new tariff schedule to be applied in the December 2017- January 2018 period, to be offset by means of a retroactive adjustment and the not granted CPD’s updates and application mentioned before.

In addition, said schedule included the modification of seasonal prices, costs of transport and saving billings and bonuses according to the incentive plan established by means of SEE Resolution No 1091/17. By way of this resolution, the prices to be applied for the WEM for the period between December 1st and January 31st 2018, by keeping in 3,157 Ps./Mw per month the power output reference price and by differentiating the stabilized reference energy prices applied to customers with output power requirements over 300 kw in approximately (off-peak prices) 1,329 Ps./MWh, and for the remaining customers in 839 Ps./MWh. The saving billing of the incentive plan was modified, by establishing a 10% discount to the stabilized energy price for those residential customers who reduce the consumption in at least a 20% compared to the consumption registered on the same month in 2015, having removed saving categories between 10% and 20%. Moreover, a new application methodology for the social tariff was introduced.

Also, by means the said resolution, it was evidenced an increase in the transport prices of electric energy which were transferred to tariffs in 45.1 Ps./MWh.

On January 31, 2018, the ENRE by means of Resolution 33/18 approved the new tariff schedule which included the new prices to be applied in the WEM as from February 1, 2018. The power output reference price was maintained in 3,157 Ps./Mw per month and in 1,329 Ps./MWh (off-peak prices) the stabilized reference price of energy that is applied to customers with consumption over 300 kw power output and in 1,029 Ps./MWh for remaining customers.

We purchased a total of 21,964 GWh in 2017, 22,827 GWh in 2016 and 22,126 GWh in 2015 (excluding wheeling system demand). Until 2004, we purchased a portion of our energy needs under long-term supply contracts. Following the adoption of certain amendments to the pricing rules applicable to the WEM pursuant to the Public Emergency Law, however, we have purchased all of our energy supply in the WEM at the spot price ever since. We have not purchased any energy under long-term supply contracts since 2004.

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

At the time of our privatization, our total energy losses represented approximately 30% of our energy purchases, of which more than two thirds were non-technical losses attributable to fraud and illegal use of our service. Beginning in 1992, we implemented a loss reduction plan (plan de disciplina del mercado, or market discipline plan) that allowed us to gradually reduce our total energy losses to 10% by 2000, with non-technical losses of 2.7%. However, beginning in mid-2001 and up until 2004, we experienced an increase in our non-technical losses, as the economic crisis eroded the ability of our customers to pay their bills, and in our technical losses in proportion to the increased volume of energy we supplied during those periods. Our total losses amounted to 17.1% in 2017, 17.0% in 2016 and 14.9% in 2015.

The following table sets forth our estimated breakdown between technical and non-technical energy losses experienced in our concession area in the last years.

	Year ended December 31,
	2017	2016	2015
Technical losses	8.8%	9.6%	10.0%
Non‑technical losses	8.3%	7.4%	4.9%
Total losses	17.1%	17.0%	14.9%

We expect that energy losses will be reduced by 2018, due to the installation of self-managed meters (Integrated Electricity Meter – “MIDE”) and an increase in anti-fraud control operations in those neighborhoods where fraud has historically been most likely to occur, as well as continuing such operations in gated communities, shopping malls, and new buildings. Concurrently with these efforts, our capital expenditure program includes investments to improve and update our network, which we believe will allow us to maintain our technical losses at current levels despite an overall increase in energy demand. For more information, see “Item 4. Information on the Company—Business Overview—Energy Losses.”

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

On November 23, 2012, the ENRE issued Resolution No. 347/12, pursuant to which it established a fixed and variable charge differentiated by category of customers, which the distribution companies will collect on account of the CMM adjustments stipulated in clause 4.2 of the Adjustment Agreement, and will use exclusively to finance infrastructure and corrective maintenance of their facilities. Such charges, which were clearly identified in the bills sent to customers, were deposited in a special account to be managed by a Trustee. Such amounts were used exclusively to finance infrastructure and corrective maintenance of the facilities.

Pursuant to the SE’s Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE, the Company was authorized to compensate its debt registered under the PUREE against CMM recognitions for the period from May 2008 through December 2014.

In addition, CAMMESA was instructed to issue sale settlements with maturity dates to be determined for the surplus generated after compensation between the credits of the CMM and the PUREE debts, to partially compensate the debt with the WEM. We were also entitled to deposit the remaining sale settlements with maturity dates to be determined in the trust created pursuant to ENRE’s Resolution No. 347/12. As of the date of this annual report, all the sale settlements with maturity dates to be determined issued by CAMMESA were compensated with PUREE debts or with Commercial debt with CAMMESA.

As from February 1, 2015, pursuant to Resolution No. 32/15 of the SE, PUREE funds were considered as part of Edenor’s income on account of the future RTI. We compensated up to January 31, 2015, the debts for PUREE, with claims arising from the calculation of CMM up to January 31, 2016, including the application of interest that could correspond to both concepts.

In January 2016, the ME&M issued Resolution No. 7/2016, pursuant to which the ENRE implemented a VAD adjustment to the tariff schedule on account of the future RTI in effect as of February 1, 2016, and took all the necessary actions to conclude the RTI process by February 2017.

In addition, such resolution: (i) abrogated the PUREE; (ii) repealed SE Resolution No. 32/15 as from the date the ENRE resolution implementing the new tariff schedule becomes effective; (iii) discontinued the application of mechanisms that imply the transfer of funds from CAMMESA in the form of loan agreements with CAMMESA; and (iv) ordered the implementation of the actions required to terminate the trusts created pursuant to ENRE Resolution No. 347/12. Resolution No. 2/16 of the ENRE partially repealed Resolution No. 347/12, discontinuing the FOCEDE and ordering the Company to open a special bank account with a Central Bank authorized entity where the funds received pursuant to Resolution No. 347/12 were deposited. Pursuant to ME&M Resolution No. 7/2016, the ENRE issued Resolution No. 1/2016 establishing a new tariff structure.

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

	VAD
Tariff(1)	November	January	February	October 2008	Res.1301	Res. 1	Res. 92/17	Res. 92/17	Res. 603/17	Res. 33/18
	2001	2005	2007		2011(2)	2016	Feb. 2017	Mar. 2017	Dic. 2017	Jan. 2018
Residential
TIRI (0-300)	49.40%	44.50%	44.50%	44.69%	11.26%	30.63%	26.60%	19.07%	18.10%	18.23%
TIRI2 (301-650)	36.20%	33.00%	33.00%	30.81%	4.80%	15.40%	23.49%	16.54%	15.20%	15.31%
TIR# (651-800)				32.08%	4.55%	14.48%	26.66%	19.15%	17.74%	17.73%
TIR4 (801-900)				31.63%	4.32%	13.91%	29.46%	21.55%	20.08%	19.98%
TIR5 (90-1000)				32.75%	4.35%	14.04%	33.25%	24.91%	23.42%	23.20%
TIR6 (1001-1200)				26.29%	4.19%	15.98%	37.51%	28.95%	27.52%	27.09%
TIR 7 (1201-1400)				27.18%	3.98%	15.25%	41.21%	32.64%	32.80%	34.80%
TIR8 (1401-2800)				25.94%	4.81%	17.83%	45.69%	37.36%	40.50%	42.35%
TIR9 (> 2800)				22.50%	3.84%	14.81%	46.83%	38.62%	39.94%	40.79%

Commercial - small demands
TIG1	55.10%	40.00%	47.80%	48.76%	21.91%	53.18%	53.79%	45.89%	48.82%	47.19%
TIG2	53.60%	31.10%	43.60%	42.39%	15.97%	41.52%	52.94%	44.89%	47.86%	46.18%
TIG3				37.40%	9.13%	24.24%	52.74%	44.65%	47.54%	45.92%

Commercial - medium demand
T2	43.30%	27.90%	35.50%	38.03%	16.03%	44.80%	74.36%	74.36%	43.55%	43.41%

Industrial
T3 low voltage below 300kw	44.20%	26.50%	34.30%	37.86%	15.37%	43.74%	46.90%	37.97%	39.76%	39.59%
T3 low voltage over 300kw	42.60%	24.50%	32.10%	27.09%	11.99%	22.80%	23.80%	23.52%	27.24%	29.40%
T3 medium voltage below 300kw	29.30%	14.10%	19.70%	25.25%	8.46%	30.72%	30.38%	22.08%	23.59%	23.43%
T3 medium volgate over 300kw	27.30%	12.30%	17.50%	17.71%	7.09%	14.50%	13.19%	13.00%	15.44%	17.13%

Average Tariff	41.20%	28.50%	33.90%	33.16%	9.57%	28.33%	39.08%	32.46%	32.18%	32.41%

	Average Taxes
Tariff(1)	November	January	February	October 2008	Res.1301	Res. 1	Res. 92/17	Res. 92/17	Res. 603/17	Res. 33/18
	2001	2005	2007		2011(2)	2016	Feb. 2017	Mar. 2017	Dic. 2017	Jan. 2018
Residential
TIRI (0-300)	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%
TIRI2 (301-650)	29.20%	29.20%	29.20%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR# (651-800)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR4 (801-900)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR5 (90-1000)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR6 (1001-1200)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR 7 (1201-1400)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR8 (1401-2800)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR9 (> 2800)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%

Commercial - small demands
TIG1	25.70%	25.70%	25.70%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%
TIG2	25.60%	25.60%	25.60%	25.64%	25.64%	25.64%	25.64%	25.64%	25.64%	25.64%
TIG3				25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%

Commercial - medium demand
T2	25.60%	25.60%	25.60%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%

Industrial
T3 low voltage below 300kw	25.70%	25.70%	25.70%	25.66%	25.66%	25.66%	25.66%	25.66%	25.66%	25.66%
T3 low voltage over 300kw	25.60%	25.60%	25.60%	25.62%	25.62%	25.62%	25.62%	25.62%	25.62%	25.62%
T3 medium voltage below 300kw	25.70%	25.70%	25.70%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%
T3 medium volgate over 300kw	25.70%	25.70%	25.70%	25.69%	25.69%	25.69%	25.69%	25.69%	25.69%	25.69%

Average Tariff	27.20%	27.20%	27.20%	27.24%	27.24%	27.24%	27.24%	27.24%	27.24%	27.24%

	Electric Power Purchases
Tariff(1)	November	January	February	October 2008	Res.1301	Res. 1	Res. 92/17	Res. 92/17	Res. 603/17	Res. 33/18
	2001	2005	2007		2011(2)	2016	Feb. 2017	Mar. 2017	Dic. 2017	Jan. 2018
Residential
TIRI (0-300)	21.90%	26.80%	26.80%	26.61%	60.00%	40.65%	44.71%	52.23%	53.20%	53.07%
TIRI2 (301-650)	34.60%	37.80%	37.80%	39.95%	65.91%	55.33%	47.28%	54.23%	55.57%	55.45%
TIR# (651-800)				38.68%	66.15%	56.23%	44.11%	51.61%	53.02%	53.04%
TIR4 (801-900)				39.13%	66.39%	56.81%	41.30%	49.22%	50.68%	50.78%
TIR5 (90-1000)				38.02%	66.37%	56.69%	37.51%	45.86%	47.34%	47.56%
TIR6 (1001-1200)				44.48%	66.51%	54.73%	33.26%	41.81%	43.25%	43.67%
TIR 7 (1201-1400)				43.59%	66.73%	55.47%	29.55%	38.13%	37.96%	35.96%
TIR8 (1401-2800)				44.83%	65.89%	52.88%	25.08%	33.40%	30.27%	28.41%
TIR9 (> 2800)				48.26%	66.88%	55.92%	23.93%	32.15%	30.83%	29.98%

Commercial - small demands
TIG1	19.20%	34.30%	26.50%	25.55%	52.34%	21.11%	20.53%	28.43%	25.50%	27.13%
TIG2	20.70%	43.20%	30.70%	31.97%	58.29%	32.79%	21.42%	29.47%	26.50%	28.19%
TIG3				37.57%	65.12%	48.04%	21.63%	29.71%	26.82%	28.44%

Commercial - medium demand
T2	31.00%	46.40%	38.90%	36.34%	58.15%	29.47%	0.18%	0.29%	30.81%	30.95%

Industrial
T3 low voltage below 300kw	30.10%	47.80%	40.10%	36.48%	58.84	30.53%	27.44%	36.36%	34.58%	34.75%
T3 low voltage over 300kw	31.80%	49.90%	42.30%	47.29%	62.29	51.55%	50.58%	50.86%	47.14%	44.99%
T3 medium voltage below 300kw	45.00%	60.30%	54.60%	49.06%	65.73	43.51%	43.94%	52.24%	50.73%	50.88%
T3 medium volgate over 300kw	47.00%	62.00%	56.80%	56.60%	67.11	59.77%	61.11%	61.31%	58.87%	57.18%

Average Tariff	31.50%	44.20%	38.90%	39.60%	63.10%	44.38%	33.69%	40.30%	40.58%	40.35%

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

(2)         (2) On November 7, 2011, the SE issued Resolution No. 1,301/11, which established the summer scheduling, eliminating Government grants to certain economic activities, which, in accordance with the provisions of the Resolution, are in conditions to pay the actual cost that needs to be incurred for being supplied with their demand of electricity. The removal of Government grants has been extended to residential customers, who were classified by geographical areas and type of residence. The modification related only to electricity purchase prices in the Wholesale Electricity Market, for which reason the Company's VAD (value added for distribution) remained almost unchanged.

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

In relation to the new tariff schedule and tariff charges, the ENRE established a VAD increase in three stages, including an initial maximum increase of 42% to be applied as from February 1, 2017, and two subsequent increases in November 2017 (19%) and February 2018 (17%). In addition, the ENRE should acknowledge to the Company the difference in VAD resulting from the application of the gradual tariff increase recognized by the RTI in 48 installments as from February 1, 2018, which was incorporated to the VAD value on such date. Furthermore, the fixed charge billing corresponding to Resolution No. 347/12 was set aside.

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

Despite the progress achieved with regard to the completion of the RTI process, as of this annual report, the definitive treatment to be given by the ME&M to all the issues resulting from the non-compliance with the Adjustment Agreement, including the remaining balances and other accounting effects caused by the partial measures adopted under the RTI process, has yet to be defined. These issues, include, among others:

•         the treatment to be given to the funds received from the Argentine Government through the loans for consumption (mutuums) agreements entered into with CAMMESA for the fulfillment of the Extraordinary Investment Plan, granted to cover the insufficiency of the FOCEDE’s funds;

•         the conditions for the settlement of the balance outstanding with CAMMESA at the date of issuance of SEE Resolution No. 32/15; and

•         the treatment to be given to the Penalties and Discounts determined by the ENRE, whose payment/crediting is pending.

 On April 26, 2017, we were notified by Note No 2016-01193748 that the ME&M decided that the SEE, with the support of the Under-Secretariat for Tariff Policy Coordination and the ENRE, would be responsible for determining (within a period of 120 days) whether any pending obligations under the Adjustment Agreement remained outstanding as of the effective date of the applicable electricity tariff schedules resulting from the implementation of the RTI process. If any such obligations remained outstanding, the treatment to be given to those obligations was also to be determined by the SEE as described above. The Company has submitted the information requested by the ME&M as part of its efforts to comply with these requirements. However, as of the date of this annual report, due to the fact that a definitive decision on the treatment of these obligations is still pending, the Company started negotiations with the SEE thereon.

During the second half of 2017 in several presentations made to the ENRE, the Company submitted for approval purposes, the electricity rate schedules to be applied from August 1, 2017 and from November 1, 2017, related to the variation recorded in the CPD for the January-June 2017 period, and to the second stage increase set forth in Resolution No. 63/17, respectively.

On October 31, 2017, the ENRE, as instructed by the ME&M, postponed to December 1, 2017 the application of the CPD increases abovementioned.

On November 30, 2017, through Resolution No. 603/17 the ENRE established the output power reference prices and the stabilized prices for energy and transport, as well as the new social tariff methodology and the new incentive schedule for savings, by determining the tariff schedule as of December 1, 2017.

On November 30, 2017, by means of Resolution No. 603/17, the ENRE approved the CPD values, applicable as from December 1, 2017, and retroactively to consumption recorded in the months of August through November 2017. That amount totals Ps. 753.9 million and was billed in two installments, December 2017 and January 2018. Additionally, the resolution approved Company’s electricity rate schedule applicable to consumption recorded as from December 1, 2017.

On January 31, 2018, the ENRE issued Resolution No. 33/18 whereby it approved the values of CPD, the values of the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 329/17, and the values of the Company’s electricity rate schedule applicable to consumption recorded as of February 1, 2018. Additionally, it provided that the average electricity rate value amounts to 2.4627 Ps./KWh. Furthermore, such Resolution approved the new CPD adjustments (last stage of 17% according to Resolution No 63/17, the inflation adjustment of 11.9% for the period July-December 2017 and stimulus factor “E” of -2.51%) and determined the deferred income to be recovered in 48 instalments for a total amount of Ps. 6,343.4 million. Additionally, it reported that the value of the average tariff reached 2.4627 Ps./KWh.

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

Resolution No 603/17 determined a new methodology for social tariff. It settled: (1) a 100% discount in the stabilized price of energy for monthly consumptions below or equal to 150 KWh (base consumption); for the monthly consumption above the base consumption, (2) a 50% discount in the stabilized price of energy for the monthly consumptions below or equal 150 KWh; and (3), non-discount for the rest of the surplus consumption. Moreover, a scheme of maximum percentages is established in social tariff customer’s invoices with respect to what would be paid, before taxes, by residential customers of equal consumption.

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

The following table sets forth the amount of electricity generated in Argentina and our electricity purchases in each of the periods indicated.

Year	Electricity demand in Gwh(1)	Edenor demand in Gwh(2)	Edenor’s demand as % of total demand
1995	57,839	11,629	20.1%
1996	61,513	12,390	20.1%
1997	66,029	13,046	19.8%
1998	69,103	13,768	19.9%
1999	71,689	14,447	20.2%
2000	75,591	15,148	20.0%
2001	78,098	15,414	19.7%
2002	76,483	14,865	19.4%
2003	82,261	15,811	19.2%
2004	87,477	16,673	19.1%
2005	92,340	17,623	19.1%
2006	97,590	18,700	19.2%
2007	102,950	20,233	19.7%
2008	105,959	20,863	19.7%
2009	104,592	20,676	19.8%
2010	110,767	22,053	19.9%
2011	116,418	23,004	19.8%
2012	131,944	23,933	18.1%
2013	125,162	24,902	19.9%
2014	126,397	24,860	19.7%
2015	132,020	26,322	19.9%
2016	132,950	26,838	20.2%
2017	132,213	25,950	19.6%

______________________

Source: CAMMESA

(1)     Includes demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).

(2)     Calculated as electricity purchased by us and our wheeling system customers.

Electricity demand in our concession area has grown an average of 4% per annum since 1995. However, as described in more detail in the following paragraph, the evolution of demand shows five growth periods interrupted by a decline in demand.

Beginning in mid-2001 through 2002, the decline in the overall level of economic activity and the deterioration in the ability of many of our customers to pay their bills as a result of the crisis led to an overall decrease in demand for electricity and an increase in non-technical energy losses. After the economic crisis, however, demand started growing again, increasing an average of 4.3% per annum from 2003 through 2013.  However, the demand for electricity declined 2.5% in 2009 as a consequence of the global financial crisis. This increase in demand was due to renewed growth in the Argentine economy since the second half of 2003 and the relative low cost of energy to consumers, in real terms, resulting from the freeze of our distribution margin and the elimination of the inflation adjustment provisions of our concession in 2002. In 2014, the demand decreased by 2% as a consequence of the devaluation that took place in the second semester of such year, while in 2016 a decrease of 1% was mainly due to the slight contraction in the economic activity of certain sectors, the implementation of rational use strategies by our larger commercial customers and to the Industrial Production Index decrease in the case of industrial customers, whose joint participation represents more than 50% of the electricity consumption in our concession area. In 2017, the decline in demand was more pronounced, decreasing by 3.6%, in line with the decrease in the demand of the MEM and can be explained by the combination of three factors: economic recession, elasticity to price (in accordance with the tariff increases settled by Resolution No 33/18) and warmer and more uniform average temperatures than in the prior five years. Nevertheless, industrial customers, whose participation represents 38% of the electricity consumption, showed the lowest decline in demand, of around 0.4%, in accordance with the recovery of the Industrial Production Index.

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

In response to the lack of private investment in new generation plants, the Argentine Government undertook a project to construct two 800 MW thermal generation plants, Central Termoeléctrica Manuel Belgrano and Central Termoeléctrica General San Martín. Construction of these two plants was completed and operations commenced in 2009. The two plants were constructed with funds derived from three sources: net revenues of generators derived from energy sales in the spot market, a special charge to our non-residential customers per MWh of energy billed and a specific charge from CAMMESA applicable to large users. In addition to the construction of these two new thermal generation plants, in September 2006 the SE issued Resolution No. 1,281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution seeks to create incentives for energy generation plants to meet increasing energy needs. The Government has also required us to finance 24% and Edesur 26%, of the construction costs of two high-tension 220 kV lines between the Central Puerto and Central Costanera generators and the Malaver network, which provide access to an additional 600MW of energy from the Central Puerto and Central Costanera generators that currently cannot be distributed due to saturation of their grids. In May 2012, we finished the construction of the 220kV linking lines of the local generators Central Puerto and Central Costanera with Edenor network, through Malaver substations. This extension was decided by the Resolution No. 1,875/05 of the SE and it allows an increase in supply capacity by 600 MW from Central Puerto and Central Costanera generators. In December 2012, the third transformer of 300 MVA-220/132 kV was put into service in Malaver’s substation. During January 2017, a new temporary 500/132 kV transformer of 300 MVA was installed in SE Rodríguez, which allowed the entry of more power from the MEM. This transformer will be replaced by a definitive one of 500 MVA during 2018. In addition, during 2017 a new type of thermal generation (by means of transportable modules) has been directly connected to Edenor’s high voltage network, with the aim of decrease the saturation of these networks: CT Zappalorto (APR), CT Pilar (Pampa Energía S.A.), CT Matheu II (APR). As of the date of this annual report, CT Matheu is unavailable due to legal measures as a result of a claim initiated by the neighbors.

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

We seek to maintain a flexible cost base by achieving an optimal level of outsourcing, which allows us to respond more quickly to changes in our market. We had 4,789 employees and contracts with third-party services companies that count with 5,477 employees as of December 31, 2017. See “Item 6. Directors, Senior Management and Employees—Employees.”

Our principal material and supply expenses consist of purchases of wire and transformers (i.e., electromagnetic devices used to change the voltage level of alternating‑current electricity), which we use to maintain our network.

Summary of Historical Results of Operations

The following table provides a summary of our operations for the years ended December 31, 2017, 2016 and 2015.

Statement of comprehensive income (loss)*

	2017	2017	2016	2015
	US$	Ps.	Ps .	Ps.
Continuing operations
Revenue from sales (1)	1.305,2	24.340,0	13.079,6	3.802,2
Electric power purchases	(687,7)	(12.825,6)	(6.060,3)	(2.022,0)
Subtotal	617,5	11.514,4	7.019,3	1.780,2
Transmission and distribution expenses	(258,9)	(4.828,9)	(6.147,2)	(3.153,7)
Gross income (Loss)	358,6	6.685,5	872,1	(1.373,5)
Selling expenses	(111,5)	(2.078,9)	(1.616,7)	(832,8)
Administrative expenses	(77,8)	(1.450,6)	(1.162,3)	(706,1)
Other operating income			87,2	79,2
Other operating expense	(35,5)	(661,4)	(463,9)	(502,5)
Income from non-reimbursable customer
contributions	-	-	0,8	0,8
Operating profit (loss) before SE Resolution 250/13
and subsequent Notes	133,8	2.494,6	(2.283,0)	(3.334,9)
Recognition of income – provisional remedies –
MEyM Note 2016-04484723	-	-	1.125,6	-
Income recognition on account of the RTI - SE
Resolution 32/15	-	-	419,7	5.025,1
Higher costs recognition - SE Resolution 250/13 and
subsequents Notes	-	-	81,5	551,5
Operating (loss) profit	133,8	2.494,6	(656,1)	2.241,7
Financial income	14,6	272,3	196,8	96,2
Financial expenses (2)	(82,7)	(1.541,5)	(1.444,9)	(450,0)
Other financial expense	(5,5)	(101,9)	(27,5)	(561,7)
Net financial expense	(73,6)	(1.371,1)	(1.275,6)	(915,5)
Profit (loss) before taxes	60,2	1.123,5	(1.931,7)	1.326,2
Income tax	(23,7)	(441,2)	743,1	(183,8)
(Loss) profit for the year from continuing operations	36,5	682,3	(1.188,7)	1.142,4
Discontinued operations			-	-
(Loss) profit for the year	36,5	682,3	(1.188,7)	1.142,4
(Loss) profit for the year attributable to:
Owners of the Company	36,5	682,3	(1.188,7)	1.142,4
Non-controlling interests	-	-	-	-
Profit (Loss) for the year	36,5	682,3	(1.188,7)	1.142,4
Profit (Loss) for the year attributable to the owners of
the parent
Continuing operations	36,5	682,3	(1.188,7)	1.142,4
Discontinued operations	-	-	-	-
	36,5	682,3	(1.188,7)	1.142,4

	2017	2017	2016	2015
	US$	Ps.	Ps.	Ps.
Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	0,8	14,0	7,8	(3,7)
Tax effect of actuarial (losses) income on benefit plans	(0,3)	(4,9)	(2,7)	1,3
Total other comprehensive income (loss)	0,5	9,1	5,1	(2,4)
Comprehensive income for the year attributable to:
Owners of the parent	37,1	691,3	(1.183,6)	1.140,0
Comprehensive (loss) income for the year	37,1	691,3	(1.183,6)	1.140,0
(Loss) profit for the year attributable to the owners of
the parent
Continuing operations	37,1	691,3	(1.183,6)	1.140,0
Discontinued operations	-	-	-	-
	37,1	691,3	(1.183,6)	1.140,0
Basic and diluted (loss) earnings per share:
Basic and diluted (loss) earnings per share from
continuing operations	0,041	0,76	(1,33)	1,27
Basic and diluted (loss) earnings per share from
discontinued operations	-	-	-	-
Basic and diluted (loss) earnings per ADS (3):
Basic and diluted (loss) earnings per ADS from
continuing operations	0,825	15,39	(26,60)	25,40
Basic and diluted (loss) earnings per ADS from
discontinued operations	-	-	-	-

(*)     Certain amounts of the presented financial data for comparative purposes have been reclassified (with regard to the financial statements as of such dates) following the disclosure criteria used for the financial statements as of December 31, 2017.

(1)     Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year.

(2)     Net of interest capitalized at December 31, 2017, 2016 and 2015 for Ps. 234 million, Ps. 189.7 million and Ps. 255.9 million, respectively.

(3)     Each ADS represents 20 Class B common shares.

Year Ended December 31, 2017 compared with Year Ended December 31, 2016.

Revenue from sales

Revenue from sales increased by 86.1%, to Ps. 24,340.0 million for the year ended December 31, 2017, from Ps. 13,079.6 million for the year ended December 31, 2016, mainly due to: (i) the increase resulting from the application, as of February 2017, of the initial 42% VAD increase of the new tariff schedule resulting from the RTI pursuant to ENRE Resolution No. 63/2017, as amended by ENRE Resolution No. 92/2017, (ii) the application of the second VAD increase of 18% established in the RTI for November 1, that was subsequently implemented on December 1, 2017, after ENRE instructed us to postpone its implementation, (iii) the CPD values of 11,6% applicable as of December 1, 2017, and retroactively applied to consumption recorded from August to November 2017, and (iv) the extension of the Framework Agreement in 2017 for the period between January 1, 2015 and September 30, 2017 with the federal and provincial Governments. This increase was partially offset by lower electricity sales, which decreased by 3.4% GWh compared to the year ended December 31, 2016, mainly due to weather conditions, particularly a decrease of days with extremely high temperatures, and to a slight fall in the economic activity of certain specific sectors and a more rational use of energy.

Electric Power Purchases

The amount of electric power purchases increased by 111.6%, to Ps. 12,825.6 million for the year ended December 31, 2017, from Ps. 6,060.3 million for the year ended December 31, 2016. This increase was mainly due to tariff adjustments implemented as of February 1, 2017, to the tariffs paid by distributors to CAMMESA to account for seasonal demand. Subsequently, as of December 1, 2017, prices were adjusted in accordance with the provisions of Resolution No. 1,091/17 issued by the SEE, and a new stabilized reference value of energy and power was defined whose implementation led to an increase in the cost of transmission with respect to electric power purchases.

Our volume of electric power purchases for the year ended December 31, 2017 amounted to 25,950 GWh, which represents a 3% decrease in demand as compared to that of 2016.

Energy losses increased to 17.1% for the year ended December 31, 2017, compared to 17.0% for the year ended December 31, 2016, thus maintaining a similar level to that recorded in the previous year. For more information, see “—Factors Affecting Our Results of Operations—Recognition of Cost of Energy Losses.”

Transmission and Distribution Expenses

Transmission and distribution expenses decreased by 21.4% to Ps. 4,828.9 million for the year ended December 31, 2017, from Ps. 6,147.2 million for the year ended December 31, 2016. This decrease was mainly due to a Ps. 2,120.2 million decrease in fines and penalties which were calculated in accordance with Note No. 125,248 dated March 29, 2017, where the ENRE sets the new penalty calculation and adjustment mechanisms in relation to the control procedures, the service quality assessment methodologies and the penalty system applicable as from February 1, 2017 for the 2017 – 2021 period set by ENRE Resolution No. 63/17. This decrease was partially offset by an increase in costs for salaries and social security taxes and Fees and remuneration for services.

As a percentage of revenue from sales, transmission and distribution expenses decreased to 19.8% for the year ended December 31, 2017, from 47% for the year ended December 31, 2016.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated.

	Year ended December 31,
	2017		% of 2017	2016		% of 2016
			net sales			net sales
Salaries and social security taxes	3,061.6	63.4%	12.6%	2,586.3	42.1%	19.8%
Supplies consumption	294.1	6.1%	1.2%	276.2	4.5%	2.1%
Fees and remuneration for services	668.0	13.8%	2.7%	453.7	7.4%	3.5%
Depreciation of property, plant and equipment	348.6	7.2%	1.4%	284.8	4.6%	2.2%
ENRE penalties	254.1	5.3%	1.0%	2,374.2	38.6%	18.2%
Others	202.5	4.2%	0.8%	172.0	2.8%	1.5%
Total	4,828.9	100%	19.7%	6,147.2	100%	47.1%

Gross (loss) profit

Our gross profit, including transmission and distribution expenses, increased by Ps. 5,813.4 million, or 666.6%, to Ps. 6,685.5 million for the year ended December 31, 2017, from Ps. 872.1 million for the year ended December 31, 2016. This increase was mainly attributable to the application of the new RTI tariff schedules, partially offset by higher operating expenses.

Selling Expenses

Our selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses increased by 28.6% to Ps. 2,078.9 million for the year ended December 31, 2017, from Ps. 1,616.7 million for the year ended December 31, 2016. This increase of Ps. 783.9 million was mainly due to: (i) an increase in doubtful accounts charges driven by the increase of the delinquent balance, (ii) an increase in taxes paid driven by an expansion of our taxable income base that accompanied the tariff increase, (iii) an increase in costs for salaries and social security taxes (attributable to an increase in employee compensation during 2017) and (iv) higher fees and compensation for services due to salary increases.

As a percentage of net sales, selling expenses decreased to 8.5% of net sales in the year ended December 31, 2017, from 12.4% for the year ended December 31, 2016.

The following table sets forth the principal components of our selling expenses for the years indicated.

	Year ended December 31,
	2017		% of 2017	2016		% of 2016
			net sales			net sales
Salaries and social security taxes	543.8	26.2%	2.2%	437.9	27.1%	3.3%
Allowance for the impairment of trade and other receivables	235.1	11.3%	1.0%	227.7	14.1%	1.7%
Communication expenses	176.9	8.5%	0.7%	129.0	8.0%	1.0%
Fees and remuneration for services	544.5	26.2%	2.2%	466.5	28.9%	3.6%
ENRE penalties	265.6	12.8%	1.1%	182.4	11.3%	1.4%
Taxes and charges	242.5	11.7%	1.0%	97	6.0%	0.7%
Others	70.5	3.4%	0.3%	74.2	4.6%	0.6%
Total	2,078.9	100%	8.5%	1,614.7	100%	12.3%

Administrative Expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation third-party services and taxes.

Administrative expenses increased by 24.8%, to Ps.1,450.6 million for the year ended December 31, 2017, from Ps. 1,162.3 million for the year ended December 31, 2016. This increase was mainly due to an increase in fees and remuneration for services, and an increase in salaries and social security taxes  as a result of the staggered salary increases granted by the Company during 2017 in line with inflation.

As a percentage of revenue from sales, administrative expenses decreased to 6% for the year ended December 31, 2017, as compared to 8.9% for the year ended December 31, 2016.

The following are the principal components of our administrative expenses for the years indicated.

	Year ended December 31,
	2017		% of 2017	2016		% of 2016
			net sales			net sales
Salaries and social security taxes	559.3	38.6%	2.3%	502.7	43.3%	3.8%
Rent and insurance	111.5	7.7%	0.5%	87.8	7.6%	0.7%
Fees and remuneration for services	498.1	34.3%	2.1%	394.4	33.9%	3.0%
Security Services	78.9	5.4%	0.3%	43.6	3.8%	0.3%
Others	202.8	14.0%	0.8%	133.8	11.4%	1.0%
Total	1,450.6	100%	6.0%	1,162.3	100%	8.8%

Other operating (expenses) income

Other operating (expenses) income include mainly provision for contingencies and debit and credit tax. Other operating (expenses) income, increased by 42.5% to a loss of Ps. 661.4 million for the year ended December 31, 2017, compared to a loss of Ps. 463.9 million for the year ended December 31, 2016. The increase was mainly due to a growth in provisions for contingencies, mainly due to the existence of new causes and increase in interest rates, and in debit and credit taxes.

Operating profit (loss)

Our operating results increased by Ps. 4,777.6 million, from a loss of Ps.2,283 million for the year ended December 31, 2016 to a gain of Ps. 2,494.6 million for the year ended December 31, 2017, mainly due to the increase in revenue from sales and the decrease in transmission and distribution expenses.

Net Financial Expense

Net financial expense totaled Ps. 1,371.1 million for the year ended December 31, 2017, compared to Ps. 1,275.6 million for the year ended December 31, 2016. This increase of Ps. 95.5 million was mainly due to a decrease in changes in fair value of financial assets, partially offset by a profit increase in financial interest.

Income Tax

Our income tax charge was a loss of Ps. 441,2 million in 2017, compared to a gain of Ps. 743,1 million for 2016, mainly to (i) the improvements in operating results arising from the application of the new tariff schedule in 2017 and (ii) the effect of applying deferred tax assets and liabilities changes in income tax gains according to the tax reform on December 29, 2017 the National Executive Branch passed Act No. 27,430 for an amount of Ps. 163.6 million (the income tax rate for Argentine companies will be gradually reduced from 35% to 30% for fiscal years beginning as from January 1, 2018 until December 31, 2019, and to 25% for fiscal years beginning as from January 1, 2020). See Item 10. Additional information – Taxation.

Profit (Loss) for the year

We recorded a profit of Ps. 682.3 million for the year ended December 31, 2017, compared to a loss of Ps. 1,187.7 million for the year ended December 31, 2016.

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

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated.

			Year ended December 31,
	2016		% of 2016	2015		% of 2015
			net sales			net sales
Salaries and social security taxes	2,586.3	42.1%	19.8%	1,859.7	59.0%	48.9%
Supplies consumption	276.2	4.5%	2.1%	211.4	6.7%	5.6%
Fees and remuneration for services	453.7	7.4%	3.5%	463.2	14.7%	12.2%
Depreciation of property, plant and	284.8	4.6%	2.2%	236.8	7.5%	6.2%
equipment
ENRE penalties	2,374.2	38.6%	18.2%	257.3	8.2%	6.8%
Others	172.0	2.8%	1.3%	125.3	3.9%	3.3%
Total	6,147.2	100%	47.0%	3,153.7	100%	82.9%

Gross (loss) profit

Our gross profit, including transmission and distribution expenses, increased by Ps. 2,245.6 million, or 163.5%, to Ps. 872.1 million for the year ended December 31, 2016, from a gross loss of Ps. 1,373.5 million for the year ended December 31, 2015. This increase was mainly attributable to the increase in revenue from sales described above.

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

As a percentage of net sales, selling expenses decreased to 12.4% of net sales in the year ended December 31, 2016, from 21.9% for the year ended December 31, 2015.

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

Income Tax

 The Company’s income tax charge includes three effects: (i) the current tax payable for the year pursuant to tax legislation applicable to the Company; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria; and (iii) the analysis of recoverability of deferred tax assets. We recorded an income tax credit of Ps.743.1 million in 2016, compared to an income tax charge of Ps. 183.7 million in 2015, mainly as a result of the increase in fines and penalties according to the new methodology set by ENRE Note No 120,151 and the decrease in the additional income resulting from the application of Resolution No. 32/15 of the SE (no longer in effect as of February 2016).

Profit (Loss) for the year

We recorded a loss of Ps. 1,188.6 million for the year ended December 31, 2016, compared to a profit of Ps. 1,142.4 million for the year ended December 31, 2015 mainly as a consequence of the decrease in the additional income resulting from the application of Resolution No. 32/15 of the SE (no longer in effect as of February 2016) and the increase in the operating expenses described above, which were not offset by the tariff increase set forth by Resolution No. 1/2016 of the ENRE.

Liquidity and capital resources

Sources and Uses of Funds

Through the completion of the RTI process that became effective as of February 2017, the ENRE approved the new tariff scheme which set our new distribution added value (VAD) for the following five-year period. However, given the fact that for the first year of such period the increase in the VAD was applied in three instalments, our cash flows from operations have been significantly affected, resulting in a working capital deficit as of December 31, 2017, 2016 and 2015.

In order to preserve and guarantee the provision of the public service and improve the existing cash deficit, beginning in October 2012, the Company decided to only partially cancel the obligations with CAMMESA with surplus cash balances. This decision arose as a consequence of all the commitments necessary to ensure the provision of the public service, including investment plans and ongoing operation and maintenance tasks. In 2015, following the issuance of Resolution No. 32/15, we resumed full payment of our commercial obligations with CAMMESA, but did not cancel past commercial debt. As of December 31, 2017, the commercial debt with CAMMESA amounts to approximately Ps. 7,595.1 million including interests. In November 2015, we submitted to CAMMESA a repayment plan. As of the date of this annual report, negotiations with CAMMESA continue with respect to a final repayment schedule. See “Item 3. Risk Factors—Risk relating to our Business—We may not have the ability to raise the funds necessary to repay our commercial debt with CAMMESA, our major supplier.”

In the recent past, the Argentine Government adopted a series of measures such as the issuance of Resolution No. 347/12 of the ENRE, Resolution No. 32/15 of the SE and the granting of certain economic assistance program (through the extension of loans for consumption (mutuums)) (the “Program”) for us to be able to cope with our cash needs for specific purposes. We have considered the funds received through the Program as a supplementary measure to being granted increases in tariffs/rates. In connection with the foregoing, following the adoption of a new transitional tariff schedule as from February 1, 2016, the ME&M suspended the transfer of funds that we received under the Program.

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

As of December 31, 2017, the total debt under these loans (mutuums agreements) amounted to Ps. 1,885.1 million, comprised of Ps. 1,247.1 million in principal for the actual disbursements, and Ps. 638 million in accrued interest.

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

Regarding the new tariff scheme, as per the ME&M’s request, the ENRE implemented a VAD increase in three stages, establishing an initial maximum increase of 42% to be applied as from February 1 2017, and two subsequent increases in November 2017 and February 2018. In addition, the ENRE recognize us the difference in VAD resulting from the application of the gradual tariff increase recognized by the RTI in 48 installments as from February 1, 2018, which was incorporated to the VAD value on such date.

The VAD may be adjusted on a quarterly basis in accordance with a non-automatic mechanism based on the macroeconomic prices indicators (CPI, WPI and salaries increases), to preserve the economic-financial sustainability of the Company in the event of prices variations in the economy.

Notwithstanding the foregoing, as of the date of this annual report, the definition of the treatment to be granted by the SE to all the issues generated by the non-performance of the Adjustment Agreement, is still pending settlement.

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

On April 26, 2017, we were notified by Note No 2016-01193748 that the ME&M decided that the SEE, with the support of the Under-Secretariat for Tariff Policy Coordination and the ENRE, would be responsible for determining (within a period of 120 days) whether any pending obligations under the Adjustment Agreement remained outstanding as of the effective date of the applicable electricity tariff schedules resulting from the implementation of the RTI process. If any such obligations remained outstanding, the treatment to be given to those obligations was also to be determined by the SEE as described above. The Company has submitted the information requested by the ME&M as part of its efforts to comply with these requirements. However, as of the date of this annual report, due to the fact that a definitive decision on the treatment of these obligations is still pending, the Company started negotiations with the SEE thereon.

On November 30, 2017, by means of Resolution No. 603/17, the ENRE approved the CPD values, applicable as from December 1, 2017, and retroactively to consumption recorded in the months of August through November 2017. That amount totals Ps. 753.9 million and was billed in two installments, December 2017 and January 2018. Additionally, the resolution approved the Company’s electricity rate schedule applicable to consumption recorded as from December 1, 2017.

On January 31, 2018, the ENRE issued Resolution No. 33/18 whereby it approved the values of CPD, the values of the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 329/17, and the values of the Company’s electricity rate schedule applicable to consumption recorded as of February 1, 2018. Additionally, it provided that the average electricity rate value amounts to 2.4627 Ps./KWh).

The measures adopted by the Federal Government, aimed at resolving the electricity rate situation of the electric power sector during 2016, together with the application of the RTI as from February 1, 2017 are making it possible to gradually restore the Company’s economic and financial position; therefore, the Company’s Board of Directors is optimistic that the new electricity rates will result in the Company’s operating once again under a regulatory framework with clear and precise rules, which will make it possible to not only cover the operation costs, afford the investment plans and meet debt interest payments, but also deal with the impact of the different variables that affect the Company’s business.

As of December 31, 2017, 2016 and 2015, our cash and cash equivalents amounted to Ps. 82.9 million, Ps. 258.6 million and Ps. 129.0 million, respectively. We generally invest our cash in a range of instruments, including sovereign debt, corporate debt securities and other securities. The table below reflects our cash and cash equivalents position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	Year ended December 31
	2017	2016	2015
Cash and cash equivalents at beginning of year	258.8	129.1	179.2
Net cash flows provided by operating activities	3,283.3	2,931.4	3,002.0
Net cash flows used in investing activities	(4,046.5)	(2,373.5)	(3,103.2)
Net cash flows used in financing activities	587.5	(492.7)	42.0
Exchange differences in cash and cash equivalents	-	64.5	9.1
Cash and cash equivalents at the end of year	83.1	258.8	129.1

Net Cash flows provided by operating activities

Net cash flows provided by operating activities increased by 12% to Ps. 3,283.3 million in the year ended December 31, 2017, from Ps. 2,931.3 million in the year ended December 31, 2016.

Changes in net cash flows provided by operating activities in 2017 were primarily due to the gain in the 2017 period of Ps. 682.2 million from a loss of Ps. 1,188.6 million for the 2016 period, a positive adjustment to net income for income tax in the 2017 of Ps. 441.2 million and for net accrued interest of Ps. 1,268 million and an increase in trade receivables of Ps. 1,748.3 million, partially offset by a decrease in trade payables of Ps. 1,513 million. Mainly due to the application of the increase resulting to the RTI, and, to a lesser extent, to the inflation adjustment of the distribution costs (CPD).

Net cash flows provided by operating activities decreased by 2.4% to Ps. 2,931.3 million in the year ended December 31, 2016, from Ps. 3,001.9 million in the year ended December 31, 2015.

Changes in net cash flows provided by operating activities in 2016 were primarily due to the loss in the 2016 period of Ps. 1,188.6 million, from a gain of Ps. 1,142.4 million for the 2015 period, and an increase in trade receivables of Ps. 2,973.8 million, partially offset by an increase in trade payables of Ps. 2,780.9 million and in other payables of Ps. 2,338.4 million.

Net cash flows provided by operating activities increased 157.2% to Ps. 3,001.9 million in the year ended December 31, 2015, from Ps. 1,167.4 million in the year ended December 31, 2014.

Changes in net cash flows provided by operating activities in 2015 were primarily due to the income recognized pursuant Resolution No.32/15, partially offset by a decrease in the commercial debt with CAMMESA of Ps. 251.0 million.

Net Cash flows used in investing activities

Net cash flows used in investing activities increased by 70.5% from Ps. 2,373.5 million in the year ended December 31, 2016, to Ps. 4,046.4 million in the year ended December 31, 2017.

Changes in net cash flows used in investing activities in 2017 were primarily due to an increase in our capital expenditures of Ps. 1,157.6 million and an increase in net payments for the purchase of financial assets at fair value of Ps. 539.7 million. During 2018, Ps. 686 million were paid for the purchase net of government bonds and Ps. 236 million were collected for the redemption net of money market funds,

Net cash flows used in investing activities decreased by 23.5% from Ps. 3,103.3 million in the year ended December 31, 2015, to Ps. 2,373.5 million in the year ended December 31, 2016.

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

Net Cash flows generated in financing activities

Net cash flows generated in financing activities increased to a positive outcome of Ps. 587.5 million in the year ended December 31, 2017, from a negative outcome of Ps. 492.7 million in the year ended December 31, 2016, mainly generated by borrowings, we obtained a loan from the ICBC in the amount of U.S.$ 50 million.

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

Our capital expenditures consist of net cash used in investing activities during a specified period plus supplies purchased in prior periods and used in such specified period. The following table sets forth our actual capital expenditures for the years indicated:

	Year ended December 31,
	2017	2016	2015
	(Figures in millions)

Network Infraestructure (1)	2,964.2	1,991.1	1,468.5
Network maintenance and improvements	631.6	412.2	307.5
Legal requirements (2)	46.8	6.6	2.9
Communications and telecontrol	271.6	155.2	64.4
Others	222.6	138.1	674.9
Total	4,136.8	2,703.2	2,518.2

(1)     Includes network infrastructure and additional network supplies.

(2)     Capital expenditures required to be made to comply with the ENRE quality standard and other regulations.

In 2016, in accordance with our capital expenditure program, we invested Ps. 4,136.8 million, a substantial portion of which was dedicated to increasing the capacity of our grid in line with the growth of our customer base. In addition, we made investments in order to meet our quality standards levels.

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

In May 2009, we issued Ps. 75.7 million principal amount of Par Notes due 2013 under our Medium-Term Note Program. The Par Notes due 2013 are denominated and payable in Pesos and accrue interest on a quarterly basis at a rate equal to the private BADLAR, as published by the Central Bank, for each such quarter plus 6.75%.  Principal on the notes is payable in 13 quarterly installments, starting on May 7, 2010. As of December 31, 2013, these Notes had been fully paid.

During 2009, we repurchased U.S.$ 53.8 million Senior Notes due 2017, U.S.$ 24.5 million of which was transferred to us as a consequence of the dissolution of the discretionary trust described below.

On October 25, 2010, we issued Senior Notes due 2022 with a face value of U.S.$ 230.3 million, of which U.S.$ 140 million were subscribed under a cash offer and U.S.$ 90.3 million were exchanged, as a result of an exchange offer, for Senior Notes due 2017, paying in cash U.S.$ 9.5 million plus accrued unpaid interest on those Senior Notes due 2017. Edenor launched an offer to purchase under which we purchased Senior  Notes due 2017 with a face value of U.S.$ 33.6 million for U.S.$ 35.8 million, including payment of accrued and unpaid interest on the Senior Notes due 2017.

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

As a consequence, as of the date of this annual report our outstanding debt amounts to U.S.$ 176.1 million consisting of our Senior Notes due 2022.

Long term loan by the Industrial and Commercial Bank of China Dubai (ICBC) Branch

On October 11, 2017, we obtained a loan from the Industrial and Commercial Bank of China Dubai (ICBC) Branch in the amount of U.S.$ 50 million and for a term of 36 months. Proceeds will be allocated to the financing our working capital and investment plan and will allow us to partially offset the impact of the deferral of revenues generated by the staggered recognition of Own Distribution Costs pursuant to ENRE Resolution No. 63/17, as determined by the RTI process. This loan consist of permitted indebtedness under the Senior Notes due 2022.

As of December 31, 2017, the outstanding balance under these loans amounted to Ps. 941.4 million.

Derivatives Contracts

Management of derivative financial instruments

In 2016 and 2015, with the aim of hedging the currency risk associated with the payment of the next interest coupon of our Senior Notes 2017 and Senior Notes due 2022 we entered into futures contracts to buy U.S. Dollars.

As of December 31, 2016, the economic impact of these transactions resulted in a loss of Ps. 11.9 million, which is recorded in the “Other financial results of the Statement of Comprehensive Income.”

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

The Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount, which is measured as the higher of value in use and fair value less costs to sell at the end of the year.

At December 31, 2017, there are no indicators of a potential impairment of our long-lived assets.

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

Allowances for the doubtful accounts

The allowance for the impairment of accounts receivable is assessed based on the delinquent balance, which comprises all such debt arising from the bills for electricity consumption that remain unpaid 7 working days after their due dates for small-demand (T1), medium-demand (T2), and large-demand (T3) customers. We record as an allowance applying to the delinquent balances of each customer category an uncollectibility rate that is determined according to each customer category based on the historical comparison of collections made.

Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

Current and deferred income tax/ Tax on minimum presumed income

A degree of judgment is required to determine the income tax provision inasmuch as the Company’s management has to evaluate, on an ongoing basis, the positions taken in tax returns in respect of situations in which the applicable tax regulation is subject to interpretation and, whenever necessary, make provisions based on the amount expected to be paid to the tax authorities. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact on both the income tax and the deferred tax provisions in the fiscal year in which such determination is made.

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

ENRE penalties and discounts

The Company considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events that are valued on the basis of the Management´s best estimate of the expenditure required to settle the present obligation at the date of these financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto.

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

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2017, 2016 and 2015.

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

Due to the merger process of EASA and its parent IEASA with and into CTLL, and, in turn, of CTLL with and into Pampa Energía S.A., the amount stipulated in the agreement in consideration of the services will be paid to the acquiring and surviving company/companies of EASA.

Fines and penalties

Pursuant to caption C of Section 37 of the Concession Agreement, the grantor of the concession may, without prejudice to other rights to which it is entitled thereunder, foreclose on the collateral granted by the Company when the cumulative value of the penalties imposed in the previous one-year period exceeds 20% of its annual billing, net of taxes and rates.

Imposed and estimated fines and penalties, adjusted in accordance with the methodology established by ENRE Note No. 125,248, as of December 31, 2017 and 2016, amounted to Ps. 4,174.0 million and Ps. 3,533.5 million, respectively.

Corporate Notes programs

The relevant information of our corporate notes program is detailed below (debt issued in U.S. Dollars):

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.15	Debt repurchase	Debt structure at 12.31.16	At 12.31.16
Fixed Rate Par Note	7	10.50	2017	14.76	(14.76)	-	-
Fixed Rate Par Note	9	9.75	2022	172.17	(0.30)	171.87	2,769.60
Total				186.93	(15.06)	171.87	2,769.60

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.16	Debt repurchase	Debt structure at 12.31.17	At 12.31.17
Fixed Rate Par Note	9	9.75	2022	171.87	-	171.87	3,259.22
Total				171.87	-	171.87	3,259.22

(1)     Net of issuance expenses.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual liabilities and commitments as of December 31, 2017.

	Payments due by period
	Total	Less than	1‑3	4‑5
		1 year	years	years
	(in millions of Pesos)
Debt obligations and commercial debt obligations (1)	8,557.1	4,365.4	932.5	3,259.2
Accrued fines and penalties (2) (3)	4,296.2	345.3	3,950.9	-
Financial assistance fees (4)	128.2	46.6	81.6	-
Operating leases (5)	207.1	84.3	122.8	-
Capital expenditures (6)	-	-	-	-
Total	13,188.6	4,841.6	5,087.8	3,259.2

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

Edenor’s bylaws provide that holders of our Class A common shares are entitled to elect seven directors and up to seven alternate directors, while the holders of our Class B and Class C common shares are entitled to elect five directors and up to five alternate directors, one of which must be independent in accordance with CNV regulations. Holders of Class C common shares vote jointly as a single class with the holders of Class B common shares in the election of directors. In the absence of a director elected by holders of a class of shares, any alternate director elected by holders of the same class may legally attend and vote at meetings of our board of directors. The board of director’s elects among its members a chairman and a vice president.

Directors and alternate directors serve for one-year periods, indefinitely renewable. Our directors and alternate directors are as follows:

Name	Position	Age	Year of appointment (class electing director)
Ricardo Torres	Chairman	59	2016 (Class A)
Gustavo Mariani	Vice Chairman	47	2016 (Class A)
Marcos Marcelo Mindlin **	Director	53	2016 (Class A)
Damian Miguel Mindlin **	Director	51	2016 (Class A)
María Carolina Sigwald	Director	50	2016 (Class A)
Maximiliano Alejandro Fernandez*	Director	57	2016 (Class A)
Eduardo Llanos*	Director	73	2016 (Class A)
Emilio Basavilbaso*	Director	41	2016 (Class B/C)
Carlos Alberto Lorenzetti*	Director	77	2017 (Class B/C)
Lucas Amado*	Director	45	2016 (Class B/C)
Mariano García Mithieux*	Director	50	2016 (Class B/C)
Leandro Cuccioli	Director	40	2017 (Class B/C)
Leandro Carlos Montero	Alternate Director	42	2016 (Class A)
Daniel Eduardo Flaks	Alternate Director	53	2016 (Class A)
Gerardo Carlos Paz	Alternate Director	49	2016 (Class A)
Mariano Batistella	Alternate Director	35	2016 (Class A)
Pablo Alejandro Díaz	Alternate Director	60	2016 (Class A)
Diana Elena Mondino*	Alternate Director	59	2016 (Class A)
Santiago Lucas Jonas Aguilar*	Alternate Director	36	2016 (Class B/C)
José María Tenaillon*	Alternate Director	38	2016 (Class B/C)
Ignacio Gustavo Álvarez Pizzo*	Alternate Director	32	2016 (Class B/C)
Juan Martin Monge Varela*	Alternate Director	43	2016 (Class B/C)
Carlos Andrés Rodriguez Lubary *	Alternate Director	57	2016 (Class B/C)

*      Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

**    The following family relationships exist within the board of directors: Marcos Marcelo Mindlin and Damián Miguel Mindlin are brothers.

***  On March 2, 2018, Leandro Cuccioli resigned his position for personal reasons not related to the Company.

The following is a brief description of our current directors' and alternate directors' background, experience and principal business activities:

 Ricardo Alejandro Torres was born on March 26, 1958. Mr. Torres holds a degree in accounting from the Universidad de Buenos Aires and a Master’s degree in Business Administration from the Instituto de Altos Estudios Empresariales-Escuela de Negocios de la Universidad Austral. He is, since March 2012, Chairman of the Board of Directors of Edenor. Mr. Torres has been a member of the board of directors of Pampa Energía S.A. since November 2005 and serves as Vice Chairman and Co-Ceo. Mr. Torres has also held a post as a professor of Tax and Finance at the school of Economics of the Universidad de Buenos Aires. He currently serves as Chairman at CPB, CTG, IPB and Pampa Inversiones S.A. Ponderosa Assets Holding I LLC. Ponderosa Assets Holding II LLC, RT Warrants S.A., Pop Argentina S.R.L. (Partner), Todos Capital S.R.L. (Partner); Orígenes Seguros de Vida S.A., Orígenes Seguro de Retiro S.A.,. Mr. Torres is also member of the board of directors of Bodega Loma la Lata S.A. CTG, CTLL, CITELEC (alternate director), EASA, HIDISA, HINISA, IEASA, Inversora Diamante S.A., Inversora Nihuiles, PACOSA, Pampa Participaciones S.A., Pampa Participaciones II S.A., PEASA, PEFMSA, Petrolera Pampa S.A., TRANSBA (alternate director) and Transelec Argentina S.A.Also, Mr. Torres is the vocal of the management board of “Fundación Pampa Energía Comprometidos con la Educación.”

Gustavo Mariani was born on September 9, 1970. Mr. Mariani holds a degree in Economics from the Universidad de Belgrano and a Master’s degree in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies) and also is a Chartered Financial Analyst (CFA) since 1998. He has been a member of our board of directors since November 2005 and serves as Vice-Chairman. Mr. Mariani is also Vice Chairman of EASA. He has been a member of the board of directors of Pampa Energía S.A. since November 2005 and serves as Vice-Chairman and Co-CEO. Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and also served as an investment portfolio manager Mr. Mariani is currently Chairman of CTLL, CIESA, HIDISA, HINISA, IEASA, Inversora Diamante S.A., Inversora Nihuiles S.A., Pampa Comercializadora S.A., PEASA, PEFMSA , IECSA S.A., Transelec Argentina S.A. and TGS. He also serves as Director of ODS S.A., Bodega Loma la Lata S.A., CPB, CTG, GMA Warrants S.A., Transener S.A., Citelec, Consultores Fund Management S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Finance S.A, Grupo Mtres S.A., Emes Inversora S.A., Transba S.A., Grupo Emes S.A., Grupo Dolphin Holding S.A., ,IPB, Orígenes Seguros de Vida S.A., Orígenes Seguros de Retiro S.A., Pampa Participaciones S.A. II, Pampa Participaciones S.A., Petrolera Pampa S.A., Sitios Argentinos S.A, Dolphin Fund Management S.A., PELSA and TGS. In addition, Mr. Mariani is the executive secretary of the management board of ”Fundación Pampa Energía Comprometidos con la Educación.”

Marcos Marcelo Mindlin was born on January 19, 1964. He has been a member of our board of directors since November 2005. Mr. Mindlin has been a member of the board of directors of Pampa Energía S.A. since 2006 and serves as Chairman. He is a member of the Council of the Americas. Mr. Mindlin received a Master of Science in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies). He also holds a degree in Economics from the Universidad de Buenos Aires. In 2008, Mr. Mindlin founded and since that time has directed a charity foundation called “Fundación Pampa Energía Comprometidos con la Educación” whose purpose is to improve childhood development and education. Mr. Mindlin is also a member and was Chairman of the Board of the Executive Committee of Tzedaka, a leading Jewish-Argentine foundation. From 1989 to 2004, Mr. Mindlin served as the founder, Senior Portfolio Manager and a shareholder of Grupo Dolphin. From 1991 to 2003, Mr. Mindlin was also a shareholder, Vice-Chairman and Chief Financial Officer of Inversiones y Representaciones S.A. (IRSA), a leading Argentine real estate company listed on the New York Stock Exchange. In November 2003, Mr. Mindlin resigned from IRSA to focus his work on Grupo Dolphin. Mr. Mindlin has extensive expertise in Latin America through his role as Chairman of the board of directors of Grupo Dolphin and several of its affiliates. From 1999 to 2004, Mr. Mindlin also served as Vice Chairman of Alto Palermo S.A. (a leading owner and operator of shopping centers in Buenos Aires), Vice Chairman at Cresud S.A.I.C. (one of the largest listed agricultural companies in Argentina) and as Director and member of the Executive Committee of Banco Hipotecario, the leading mortgage bank in Argentina. Mr. Mindlin is currently Chairman of EASA, “Fundación Pampa Energía Comprometidos con la Educación”,Petrolera Pampa, Dolphin Finance S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Grupo Emes S.A., Sitios Argentinos S.A. and Emes Inversora S.A. He is also Vice Chairman of ODS S.A. Mr. Mindlin also serves as director of Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A., Consultores Fund Management, and Mindlin Warrants S.A.

Damián Miguel Mindlin was born on January 3, 1966. He has been a member of our board of directors and Pampa Energía S.A.’s board of directors since November 2005. Mr. Mindlin joined Grupo Dolphin in 1991 as a shareholder and a director. Since November 2003, Mr. Mindlin has served as Investment Portfolio Manager of Grupo Dolphin. Mr. Mindlin is currently the Vice Chairman of the management board of “Fundación Pampa Energía Comprometidos con la Educación”. Additionally, he is currently the Chairman of Bodega Loma La Lata S.A., Pampa Participaciones S.A., Pampa Participaciones II S.A., PELSA, Latina de Infraestructura Ferrocarriles e Inversiones S.L., ODS S.A., IECSA S.A., Creaurban S.A., IECSA Chile S.A., Constructora Incolur IECSA S.A LTDA (Chile), Inversora Andina S.A. (Chile), Profingas S.A., Líneas del Norte S.A., Minera Geometales S.A., FIDUS S.G.R, “Compañía Americana de Trasmisión Eléctrica S.A. (CATESA), Corpus Energía S.A., Posadas Encarnación S.A. Also, Mr. Mindlin is also the Vice Chairman of CTLL, EASA, HIDISA, HINISA, IEASA, Pampa Inversiones, PEASA, PEFMSA , Grupo Dolphin Holding S.A,, Emes Inversora S.A., Dolphin Créditos Holding S.A., Dolphin Finance S.A.,and he is member of the board of directors of CTG, Transelec, Inversora Nihuiles, Inversora Piedra Buena, IECSA S.A. (Colombia), Líneas del Comahue Cuyo S.A., Líneas Mesopotámicas S.A., , Petrolera Pampa, Citelec (alternate director), ARPHC S.A., PACOSA, Consultores Fund Management, Comunicaciones y Consumos S.A., Grupo Mtres S.A., Grupo Emes S.A., Pampa F&F, DMM Warrants S.A., Orígenes Seguros de Vida S.A., Orígenes Seguros de Retiro S.A., Emes Air S.A. and Sitios Argentinos S.A

Carolina Sigwald was born on November 15, 1967. She was Director of Legal and Regulatory Affairs of Edenor since October 2015 to October 31, 2017. She started her professional career as a lawyer in Central Puerto after its privatization and then joined Chadbourne & Parke in New York and later the Inter-American Investment Corporation (IIC) in Washington. Carolina returned to Argentina in 1998 as founding partner of Law Firm Díaz Bobillo, Sigwald & Vittone, where she performed as external advisor for energy companies, Pampa Energia among them. Likewise, she took office in Transportadora de Gas del Sur’s and Telefónica de Argentina’s board of directors. Mrs. Sigwald obtained her law degree in from the University of Buenos Aires, where she graduated with honors.

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

Carlos Alberto Lorenzetti, was born on July 7, 1940. From 1964 to 1971, he worked in Ducilo (Dupont Argentina) and he served the last two years as General Accountant. As from 1971, he worked as Administrative and Financial Director at Iveco Argentina. From 1976 until 1978, Mr. Lorenzetti held the General Management of Siderurgia Integrada. Later, in 1979, he served as advisor to the Presidency of the Banco de la Nación Argentina. From 1981 to 1983, he served as Manager of the Administration and Finance area at Austral Líneas Aéreas. From 1983 to 1988, he was Director of Finance for Sideco Americana. He was Director of Administration and Finance of C.R.M (Movicom) from 1988 to 1990, and of CICA S.A. from 1991 to 1992. In 1994, he served as Deputy Manager of Administration and Control at the Argentine Central Bank until 1997. He was Manager of Administration and Finance at Ambrosoli Argentina from 1997 to 2001 and at South Aurora from 2003 to 2005. From 2007 until 2013, he was Chairman of the Audit Committee of AUSA. Since 2013, he has been General Manager and Member of the Board of Directors of Teatro Colón. He holds the degrees of CPA, MBA and Ph Doctor Administration (candidate) from the Universidad de Buenos Aires.

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

Leandro Cuccioli was born on March 19, 1977. He was appointed Edenor’s Director on September 20th, 2017, and resigned to his charge on March 2, 2018. He holds an Industrial Engineer degree issued by ITBA Buenos Aires´ Technological Institute and a Master in Business Administration issued by the Stanford Graduate School of Business. At present, he holds the position of Financial Services Secretary at the Ministry of Finance. Between July 2016 and February 2017, he acted as Public Policies Coordinator at the Cabinet Office of the Nation’s Presidency. In the private sphere, he started his profession at Strat Consulting in 2000 where he provided advisory services to private and state customers in Argentina, Brazil and Chile on strategic themes for the oil, electricity and postal services areas. Between 2006 and 2008 he continued his professional experience at the BP Oil Company in charge of the wind energy business in China. Between 2008 and 2016, he worked in the private equity area within The Capital Group based in London covering Latin America and investing and managing companies in Argentina, Colombia and Chile.

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

Mariano Batistella was born on July 31, 1982. He has been a member of our board of directors since 2012. He currently works as Executive Director of Strategy, Planning, M&A and Related Companies of Pampa Energía S.A. Mr. Batistella worked in investment banking at Goldman Sachs. Mr. Batistella holds a degree in business administration from the Universidad de San Andres and has a postgraduate degree in finance from the same institution.  He currently serves as alternate director for Pampa Energía S.A., CIESA and TGS.

Pablo Alejandro Díaz was born on June 26, 1957. Mr. Díaz has been member of our board of directors since 2012, currently occupying the position of alternate director. He also served as director of Pampa Energia S.A. since 2006. Previously, he was an Advisor at the Argentine Undersecretary for Electrical Energy (Subsecretaría de Energía Eléctrica) and has held various positions in the electricity industry.

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

Santiago Lucas Jonas Aguilar was born in Buenos Aires on October 7, 1981. He has been a member of our board of directors, as alternate director, since April 18, 2017. Mr. Jonas Aguilar obtained a lawyer degree at Universidad Católica Argentina UCA and obtained a master’s degree in Business Administration at the Torcuato Di Tella University (UTDT). He was appointed Operations and Investment Control Director at the Sustainability Guarantee Fund in February 2011. Previously, he performed as advisor to the Board of Directors of Banco Hipotecario S.A. and for 5 years he performed as lawyer at Cabanellas, Etchebarne & Kelly´s law firm.

José María Tenaillon was born on October 23, 1979. He has been a member of our board of directors since April 1, 2017. Mr. Tenaillon obtained a lawyer degree at the University of Buenos Aires, specializing in Commercial and Business Law. Mr. Tenaillon worked for Severgnini, Robiola Grinberg and Larrechea between 1998 and 2000, for Liendo & Castiñeyras from year 2000 to 2005, for the National Securities Committee (CNV) during 2005 and 2006, for Zang, Bergel & Viñes during 2006 and 2007, for Marval, O’ Farrell and Mairal from 2007 to 2010. As from the year 2010, Mr. Tenaillon works for the Sustainability Guarantee Fund.

Ignacio Gustavo Álvarez Pizzo was born on August 19, 1985. He has been a member of our board of directors since April 1, 2017. Mr. Alvarez Pizzo is a lawyer and obtained his degree at the Belgrano University. Likewise, he obtained a Master’s degree in Corporate Law at Austral University. At present, he holds the position of Corporate Issues Coordinator at ANSES´s Sustainability Guarantee Fund.

Juan Martín Monge Varela was born on August 4, 1975. Has been a member of our board of directors, as alternate director, since April 18, 2017. Mr. Monge Varela holds a degree in Economics from the University of San Andres and a Master in Business Administration from INSEAD France. Within his work history, he served as Associate Director de Metropolitan Life Insurance Company Argentina (2000-2003), as Chief Investment Officer de Metropolitan Life Insurance Company Argentina (2005-2012) and as Managing Director de Metropolitan Life Insurance Company Argentina (2012-2016).

Carlos Andrés Rodríguez Lubary has been a member of our board of directors, as alternate director, since April 18, 2017. Mr. Rodriguez Lubary holds a degree in Administration, and graduated at the University of Buenos Aires. As from January 2017 he performs as Investment General Director at the ANSES´s Sustainability Guarantee Fund. Mr. Lubary started working for JP Morgan as an Analyst in 1987. In 1998, he was transferred to the Company’s NY Headquarters where he performed as Latin America’s Credit Responsible. In 2007, he returned to Buenos Aires and became the General Manager of the local office until early 2009. From there on and until March 2011 he was involved in family activities and in different NGOs. In March 2011, he returned to JP Morgan in Buenos Aires where he became Latin America’s Treasury Services Responsible. In 2014, he retired to engage again in family activities.

Compensation

With regard to the remuneration policy for senior management, we have not implemented a fixed and variable remuneration system. The fixed remuneration is related to both the level of responsibility required for the position and its competitiveness as compared to similar positions in the market, whereas the variable remuneration is associated with the business objectives set at the beginning of each fiscal year and the degree of achievement of such objectives by the performance of the executive member throughout each fiscal year.

Our board of directors has not designated a Remuneration Committee and has delegated to the Human Resources Department the approval of the general policy on the remuneration of the Company’s employees, as well as the responsibility of proposing options and subsequently implementing the specific decisions and policies on these issues. Due to the fact that he is a related party, our Chief Executive Officer’s remuneration has been approved by the Audit Committee and our board of directors. The aggregate remuneration paid to the members and alternate members of our board of directors, the members and alternate members of our supervisory committee and our senior management during 2017 was Ps. 11.3 million, Ps. 1.5 million and Ps. 169.7 million, respectively.

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

On November 29, 2012, the Argentine Government enacted the CML which revokes law No. 17,811 and Decree No. 677/01. However, CML took most of the provisions established in those regulations. The CML was enacted with the aim of creating an adequate legal framework to strengthen the level of protection of investors in the market.  Other objectives of the CML were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient distribution of savings and good practices in the administration of corporations.

The CML imposes the following duties on members of the board of directors of Argentine public companies:

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

Audit Committee

Pursuant to the CML and CNV rules, Argentine public companies must appoint a comité de auditoría (audit committee) composed of at least three members of the board of directors, a majority of which must be independent in accordance with the criteria set forth by Argentine law. They serve for one-year periods

Pursuant to our by-laws, one director is appointed by holders of our Class A common shares and one by holders of our Class B common shares. Our audit committee’s duties include:

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

•         evaluating plans and performance of the internal audit, and

•         supervising the operations of the complaints channel.

The members of our audit committee are:

Name	Position	Class electing member
Eduardo Llanos (1)	Member	Class A
Maximiliano Alejandro Fernández (1)	Member	Class A
Lucas Amado (1)	Member	Class B/C

(1)     Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934.

Senior Management

The following table sets forth information regarding our senior management:

Name	Current Position	Age
Ricardo Torres	Chairman and Chief Executive Officer (CEO)	58
Daniel Eduardo Flaks	Technical Director	52
Eduardo Maggi	Director of Operations	61
Gerardo Tabakman	Customer Services Director	42
Leandro Carlos Montero	Chief Financial Officer (CFO)	41
Luis Lenkiewicz	Director of Information Technology and Telecommunications	54
Mariana De La Fuente	Director of Human Resources	48
Carlos Ariosa	Legal Affairs Manager	52
Victor Augusto Ruiz	Principal Accounting Officer	58

Eduardo Maggi was born on December 31, 1955. Mr. Maggi was appointed Director of Operations at Edenor in 2001. Mr. Maggi also currently serves as a director of SACME, which is responsible for managing regional high-voltage distribution in the greater Buenos Aires metropolitan area, as well coordinating, controlling and supervising the generation, transmission and sub-transmission network in the City of Buenos Aires. Previously, Mr. Maggi served as Director of Operations in two of Edenor’s operation areas, San Martín and Morón. Mr. Maggi began his career at Edenor as a technical manager.  He holds a degree in engineering from the Universidad Tecnológica Nacional and an MBA from the Universidad del Salvador y Deusto in Spain.

Gerardo Tabakman was born on January 22, 1975. He currently serves as Customer Service Director. Prior to this role, he was the Director of Information Technology and Telecommunications at Edenor and he also served as Manager of the same department from September 2011 to April 2012. From February 2008 to September 2011, he served as Manager of Systems at Pampa Energía and also worked at Accenture from June 1997 to February 2008. Mr. Tabakman holds a degree in Business Administration from the Universidad de Buenos Aires and an MBA in Management Development Program from the Instituto de Altos Estudios Empresariales (IAE), school of business of the Universidad Austral.

Luis Lenkiewicz was born on March 1, 1964. He became the Director of Information Technology and Telecommunications at Edenor in November 2017. Between March and October 2017, he was a manager of the same area. Previously, from October 2013 to February 2017, he was a Systems Manager at Petrobras Argentina until it was acquired by Pampa Energía. Since 1990, he served in several executive positions in the Systems and Human Resources departments at Pérez Companc and Petrobras in Argentina and Brazil. He holds a degree in Social Sciences and Humanities from the National University of Quilmes, Systems Analyst issued by ORT Argentina and carried out postgraduate studies in General Management at Austral University in Rosario.

Mariana de la Fuente was born on December 5, 1968. She became the Director of Human Resources at Edenor in July 2014. She has also served as Manager at Edenor. Prior to these roles, she served as Manager of Human Resources EDEN (Empresa Distribuidora Norte Energia SA), a company that was part of Pampa Energía since 2011. Since 1990, she has served various human resources-related positions at several multinational companies, including Monsanto, Cerveceria Quilmes, Cabot and Abertis. Ms. de la Fuente has a degree in psychology from the University of Buenos Aires and an MBA in Management Development Program from the Instituto de Altos Estudios Empresariales (IAE) at the Universidad Austral.

Carlos Ariosa was born on February 2, 1966. He became the Legal Affairs Manager in November 2017 and reports to the General Management at Edenor. Previously, he reported to the Legal Affairs Directorate beginning in June 2012. From 2010 and 2012, he was a Legal Affairs Manager at EMDERSA. Prior to that, he was a Legal Affairs Director at Transportadora de Gas del Sur S.A. and Legal Affairs Manager at Petrobras. Beginning in 2013, he was a statutory auditor at SACME. In addition, from 2002 and 2006, he acted as statutory auditor within the Auditing Commissions of Transener, Transba, esur, Yacylec, Enecor, TGS and Compañía Mega. He was responsible for Perez Companc’s Legal Affairs in Bolivia and prior to that, worked at law firms specializing in energy law and the judicial branch. He is a lawyer and graduated with a degree in Law and Political Science from the Catholic University of Argentina. He carried out postgraduate studies in oil and gas legislation at the University of Buenos Aires, and also studied electric market and natural gas administration at ITBA.

Víctor Augusto Ruiz was born on December 20, 1959 and is the Principal Accounting Officer. He began working at Edenor in 1992. Mr. Ruiz was one of the original partners from the consortium that participated in the privatization of Edenor. He also was part of the Grupo ASTRA CAPSA (Astra Compañía Argentina de Petroleo S.A.). Between 1992 and 2006, he worked as financial statements sub-manager and accounting sub-manager at Edenor. From 2006 and 2008, he worked as tax manager and has worked as principal accounting officer since 2008. He is a consultant member of the Tax Commission and the Accounting Rules and Public Offering Commission at la Cámara de Sociedades Anónimas (Chamber of Businesses). Mr. Ruiz holds a CPA from la University of Buenos Aires and an MBA from Universidad del Salvador in Argentina and Deusto in Spain.

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

The members and alternate members of our supervisory committee are:

Name	Position	Year of appointment (class electing director)
José Daniel Abelovich (1)	Member	2017 (Class A)
Carlos Manuel Vidal (1)	Member	2017 (Class B/C)
Marcelo Fuxman (1)	Member	2017 (Class A)
Walter Antoni Pardi (1)	Alternate Member	2017 (Class B/C)

___________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

(1)      Independent under Argentine law.

José Daniel Abelovich was born on July 20, 1956. He has been a member of our supervisory committee since 2007. Mr. Abelovich holds a degree in Public Accounting from the Universidad de Buenos Aires. Mr. Abelovich is a partner of Abelovich, Polano & Asociados/NEXIA INTERNATIONAL, an auditing firm. Mr. Abelovich also serves as member of the of the following supervisory committees, among others, of Alto Palermo S.A., Arcos del Gourmet S.A., Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., BH Valores S.A. de Sociedad de Bolsa, BHN Seguros Generales S.A., BHN Sociedad de Inversión S.A., BHN Vida S.A., Transener, Citelec, Convexity Sociedad Gerente de Fondos Comunes de Inversión S.A., Cresud SACIF y A, EASA, Emprendimiento Recoleta S.A., Transba, Pampa Energía, Hoteles Argentinos S.A., Inversora Bolívar S.A., IRSA Inversiones y Representaciones S.A., Llao – Llao Resorts S.A., Nuevas Fronteras S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A., Palermo Invest S.A., Panamerican Mall S.A., Petrolera Pampa, Shopping Neuquén S.A., Solares de Santa María S.A., Tarshop S.A. and Unicity S.A.

Carlos Manuel Vidal was born on March 4, 1949. He has been a member of our supervisory committee since 2016.  From 1979 to the present, he has mainly worked as auditor appointed per proposal of the General Attorney’s Office (SIGEN) on behalf of the Government in different corporations (public limited companies, with and without the control of the National Securities Committee, State companies and liquidation companies) with different equity interests of the national Government in the capital equity (majority and minority), being member of the corresponding board of directors and auditing commissions, such as: Repsol YPF S.A.; Papel Prensa S.A.; Aerolíneas Argentinas SA; Varios Ferrocarriles de Carga (NCA; FEPSA; FERROSUR); Elma SA; Aluminio Argentino S.A. (ALUAR); Sociedad Mixta Siderúrgica Argentina S.A. (SOMISA); Lotería Nacional S.E; TELAM S.E; Administración General de Puertos S.E.; O.S.N; Ferrocarriles Argentinos. He has also worked as management control manager at SIGEN and advised the Energy Commission of the Chamber of Deputies as well as the SE in connection with the 1986-2000 National Energy Plan Financing Scheme. He developed his audit role in many type of corporations. He has experience in private companies such as Revlon de Argentina S.A., PHONALEX S.A.I.C and CITROEN ARGENTINA S.A. Mr. Vidal holds a Public Accounting degree at the University of Buenos Aires.

Marcelo Fuxman was born on November 30, 1955.  He has been an alternate member of our supervisory committee since June 2006, in November 2017 he assumed the position of member. Mr. Fuxman holds a degree in Accounting from the Universidad de Buenos Aires. Mr. Fuxman is a partner of Abelovich, Polano & Asociados/NEXIA INTERNATIONAL, an auditing firm, and managing partner of Real Estate Investments S.R.L. He currently serves as Director of Abelovich, Polano & Asoc. S.R.L., Abus las Americas I S.A., Abus Securities S.A., Advanced Capital Securities S.A., Agra Argentina S.A., Agro Managers S.A., Agro Investment S.A., Agrotech S.A., Alto Palermo S.A., Arcos del Gourmet S.A., Austral Gold Argentina BACSAA S.A., Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., Baicom Networks S.A., BH Valores S.A. de Sociedad de Bolsa, BHN Seguros Generales S.A., BHN Sociedad de Inversión S.A., BHN Vida S.A., Bitania 26 S.A., Boulevard Norte S.A., Cactus Argentina S.A., Güemes, Loma de la Lata, Transener, Citelec, Conil S.A., Convexity Sociedad Gerente de Fondos Comunes de Inversión S.A., Cresud SACIF y A, Cyrsa S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Finance S.A., E-Commerce Latina S.A., EASA, Emprendimiento Recoleta S.A., Emprendimientos del Puerto S.A., Transba, Edenor, Exportaciones Agroindustriales Argentinas S.A., Fibesa S.A., Futuros y Opciones.com S.A., FYO Trading S.A., Grupo Dolphin Holding S.A., HIDISA, Hoteles Argentinos S.A., Inversora Bolívar S.A., IRSA Inversiones y Representaciones S.A., Jordelis S.A., La Clara de Banderaló S.A., La Pionera de Anta S.A., Llao – Llao Resorts S.A., Nuevas Fronteras S.A., Nabsa Corporation, Nuevo Puerto Santa Fe S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A., Oberli S.A., Palermo Invest S.A., Panamerican Mall S.A., Petrolera Pampa, Préstamos y Servicios S.A., Proyectos Edilicios S.A., Puerto Retiro S.A., Quality Invest S.A., Palermo Invest S.A., Real Estate Investments S.R.L., Shopping Neuquén S.A., Solares de Santa María S.A., Tarshop S.A., Torres del Puerto S.A., Torres de Puerto Madero S.A., TGS and Unicity S.A.

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

Employees

Edenor had 4,789 employees as of December 31, 2017, 4,692 employees as of December 31, 2016 and 4,696 employees as of December 31, 2015.

 As of December 31, 2017, approximately 86% of our full-time employees were subject to two collective bargaining agreements. After our privatization, we implemented an employee reduction plan to reduce the number of employees from 6,368 employees at the time of the privatization. The employee reductions were primarily effected through an early retirement program.

 In July 1995, we signed two collective bargaining agreements with Sindicato de Luz y Fuerza and Asociación del Personal Superior, the two unions that represent our employees, which are currently in force pursuant to collective bargaining agreements 817/06 “E” (LYF) and 805/06 “E” (APSEE), which were renewed on November 8, 2006 and October 5, 2006 respectively.  The union agreements have a joint commission integrated by representatives of the Company and the unions entities, to interpret the agreements and analyze claims and unresolved issues that arise in our daily activities.  The most common issues that arise are related to changes in the organization of working tasks, the conformation of the working teams, relocation and readjustment of employees positions, detailed situations with personnel and the analysis of the suitability of different technological advances and their applications. Currently, our relations with the unions are stable.  However, we cannot guarantee that we will not experience any conflicts with our employees in the future, including with our unionized employees in the context of future negotiations of our collective bargaining agreements, which could result in events such as strikes or other disruptions that could have a negative impact on our operations.

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

With regard to wage agreements, the collective bargaining agreements entered into in 2016 continued to be in effect through June 2017.

Furthermore, in August 2017, the Company and the Sindicato de Luz y Fuerza agreed on a total wage increase to be implemented in 6 tranches, beginning in July 2017 and ending in October 2018. Each increase will be calculated on the basis of the previous month wage and paid to the personnel represented by the union and providing services at the time of each payment. The agreed-upon increases are as follow:

•         6% applicable as from July 2017

•         4% applicable as from October 2017

•         4% applicable as from December 2017

•         4% applicable as from April 2018

•         3% applicable as from June 2018

•         3% applicable as from October 2018

Additionally, an agreement was reached about the creation of an Attendance Bonus to be paid to those who have maintained perfect attendance for a full quarter. Its implementation began in September 2017.

Furthermore, on December 15, 2017 an agreement was signed with the Asociación del Personal Superior de Empresas de Energía (APSEE), pursuant to which the increases mentioned in the preceding paragraph will apply to the employees included within this union. The agreement also stipulates the increase of the Special Performance-based Bonus. This variable compensation will be determined based on the achievement of the Company’s objectives and the individual performance of the represented personnel.

We outsource a number of activities related to our business to third party contractors in order to achieve a lower and more flexible cost base, so as not to oversize our structure following works and investments plans that change from year to year and  to provide us with the ability to respond more quickly to changes in our market. We have contracts with third-party service companies, and counted with 5,477 employees as of December 31, 2017, 4,045 employees as of December 31, 2016 and 2,927 employees as of December 31, 2015. Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that, if conflicted, contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liabilities between the contractor and the entity to which it is supplying services under certain circumstances. As of December 31, 2017, 2016 and 2015 termination complaints amounted to Ps. 253 million, Ps. 134 million and Ps. 162 million, respectively.

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

Item 7.         Major Shareholders and Related Party Transactions

The following table sets forth information relating to the ownership of our common shares as of the date of this annual report

	Class(1)	Shares	Percent Ownership
Electricidad Argentina S.A.(2)	A	462,292,111	51.00%
Employee Stock Participation Program	C	1,952,604	0.22%
Public	B	191,416,664	21.12%
ANSES(3)	B	242,999,553	26.81%
Treasury Shares	B	7,794,168	0.86%
Total		906,455,100	100.00%

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

All of our shares have the same voting rights. As of December 31 2017, there was one registered shareholder of our ADSs in the United States and 5,834,043 of our ADSs were outstanding. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are residents. We have no information concerning holders with registered addresses in the United States that hold our shares not represented by ADSs.

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

Parent Company Merger Process

The merger by absorption between Central Térmica Loma de la Lata S.A. (“CTLL”), as merging and surviving company, and EASA, or parent company, and IEASA S.A. (“IEASA”) - EASA’s majority shareholder – as the merged/absorbed companies, began in March 2017. On January 19, 2018, the CTLL’s shareholder’s approved the merger and the CTLL’s board of directors became responsible for the management of EASA and IEASA, in accordance with the provisions of section 84 of the Business Organizations Law.

On September 22, 2017, the PESA’s board of directors approved the merger of BLL, CTG, CTLL (the acquiring company of EASA), EG3 Red, INDISA, INNISA, IPB, PPII, Transelec, and PEPASA, as the acquired or absorbed companies, into PESA, as the acquiring or absorbing company, under the terms of tax neutrality (tax-free reorganization) pursuant to section 77 and following sections of the Income Tax Law. The effective date of the merger was established as October 1, 2017, as from which date the transfer to the acquiring company of the totality of the acquired companies’ equity will take effect, with all the latter’s rights and obligations, assets and liabilities becoming incorporated into the acquiring company’s equity; all that subject to the corporate approvals required under the applicable regulations and the registration with the Public Registry of Commerce of both the merger and the dissolution without liquidation of the acquired companies.

As of the date of this annual report, the Companies are taking the necessary steps in order to obtain the necessary registrations and authorizations for PESA to operate as the surviving company of the merger.

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

On April 18, 2017, the Company held the Annual General Meeting that resolved by majority vote approve the allocation of own shares in portfolio to the implementation of the long-term incentive plan in favor of personnel dependent on company under the terms of article 67 of Ley de Mercado de Capitales No. 26,831.

At December 31, 2017, the Company owns 7,794,168 shares, 1,618,332 shares were delivered as additional remuneration in favor of executive directors and managers for special processes developed during the year 2016.

The Company’s Share-based Compensation Plan

In 2016, the Company’s Board of Directors proposed that the treasury shares be used for the implementation of a long-term incentive plan in favor of executive directors, managers or other personnel holding key executive positions in the Company in an employment relationship with the latter and those who in the future are invited to participate, under the terms of section 67 of Law No. 26,831 on Capital Markets. The plan was ratified and approved by the ordinary and extraordinary shareholders’ meeting held on April 18, 2017.

At the date of issuance of these annual report, the Company awarded a total of 1,618,332 shares to executive directors and managers as additional remuneration for their performance in special processes developed during fiscal year 2016.

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

Due to the merger process of EASA and its parent IEASA with and into CTLL, and, in turn, of CTLL with and into Pampa Energía S.A., the amount stipulated in the agreement in consideration of the services will be paid to the acquiring and surviving company/companies of EASA.

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

SACME’s purpose is to manage, supervise and control the operation of both the electric power generation, transmission and sub-transmission system in the City of Buenos Aires and the Buenos Aires metropolitan area and the interconnections with the SADI, to represent distribution companies in the operational management before CAMMESA, and, in general, to carry out the necessary actions for the proper development of its activities.

The share capital of SACME is divided into 12,000 common, registered non-endorsable shares, of which 6,000 Class I shares are owned by Edenor S.A. and 6,000 Class II shares are owned by Edesur S.A.

The operating costs borne by the Company during fiscal year 2017 amounted to Ps. 46,7 million.

Orígenes Seguros de Vida S.A.

During the process of hiring a compulsory life insurance and after receiving several proposals from insurance companies, our board of directors approved the election of Origenes Seguros de Vida on March 8, 2016, and the audit committee’s favorable opinion was subsequently received.

The operating costs borne by the Company relating to this agreement in fiscal year 2017 amounted to Ps. 12.8 million.

Pampa Energia S.A.

The Board of Directors in its meeting held on June 1st 2016 approved, after the favorable opining of Audit Committee, to enter into a works contract with Pampa Energía, in which Pampa Energia is the Principal and Edenor the Contractor and the purpose of which is: (i) to perform the civil engineering works and electrical installation of a new output field of a double busbar 132Kv cable, jointly with all the auxiliary equipment required in the Substation Nbr 158 Pilar owned by Edenor (the SSEE Pilar) located in the Pilar Industrial Park, Province of Buenos Aires; and (ii) the execution of the project, civil engineering works and wiring of a CS 132kV single circuit line electroduct and a remote control optic fiber to link the SSEE Pilar with the future “Pilar” Thermal Plant owned by PESA, the latter also located within the Pilar Industrial Park.

Item 8.          Financial Information

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

Legal Proceedings

In the ordinary course of our business, we participate as plaintiff and defendant in various types of lawsuits. Our management evaluates the merit of each claim and assesses its possible outcome, recording a reasonable allowance in our financial statements for the contingencies related to the claims filled in the lawsuits against the Company.  At December 31, 2017, we had established provisions in the aggregate amount of Ps. 816.3 million to cover potential losses from such claims and legal proceedings. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

We are not aware of any other contingencies that are reasonably possible and, as of December 31, 2017, there were no losses in excess of the contingencies that we recognized in our Financial Statements as of and for the year ended December 31, 2017.

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

We answered the complaint denying all its terms and requesting the summoning of CAMMESA as a third-party. The relevant court upheld the third-party summon and CAMMESA answered such third-party summon. The Argentine Government answered the complaint filed against it by arguing lack of personal jurisdiction (“Falta de legitimación pasiva”).

On February 17, 2017, the Court of First Instance pronounced a judgment whereby the court dismissed the claim, declared the existence of a settled matter and also declared that the issuance of ME&M Resolutions No. 6 and 7/16, and Resolution No. 1/16 from the ENRE, the application of the legal framework questioned by the plaintiff was unsupported. Since the plaintiff did not submit an appeal against the decision of the Court of First Instance, the judgment was declared final. The proceedings terminated with a final judgment favorable to Edenor S.A.

b. Legal action brought by Consumidores Financieros Asociación civil para su defensa

In March 2010, Consumidores Financieros, Asociación Civil Para Su Defensa, a consumers’ association, instituted an action against Edenor and Edesur in the National Court of First Instance in Federal Administrative Claims Tribunal No. 2, Secretariat 3 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 2, Secretería 3) seeking repayment to customers for alleged excess charges over the course of the past 10 years. The action is based on three claims. First, the plaintiffs claim a refund for the percentage payment of VAT over a taxable base they allege was inappropriately increased to include an amount that exceeded Edenor’s and Edesur’s own payments to the WEM. Second, the plaintiffs claim a refund for charges relating to interest on payments by customers that the plaintiffs claim Edenor and Edesur failed to adjust to reflect the actual number of days the payment was outstanding. Finally, the plaintiffs claim a refund for late payment charges from 2008 onwards calculated at the rate of the tasa pasiva (the interest rate that Banco Nación pays on deposits) in alleged contravention of the Law of Consumer Defense (Ley de Defensa del Consumidor) in April 2008.

On April 22, 2010, we answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Argentine government, the AFIP and the ENRE as third-party defendants. Notice of this was served upon the plaintiff. Although the plaintiff’s opposition to the requested summons had not yet been resolved, the proceedings were brought to trial, in response to which we filed a motion for reversal with a supplementary appeal. The Court hearing the case granted the motion filed by us and ordered that the Argentine government, the AFIP and the ENRE be summoned as third-party defendants, which has already taken place. As of the date of this annual report, a decision on this case is pending. It is estimated that the proceedings will not be terminated in 2018.

c. Legal action brought by Asociación de Defensa de Derechos de Usuarios y Consumidores – ADDUC

On October 21, 2011, we were notified of a lawsuit filed by the Association for the Defense of Rights of Users and Consumers (Asociación de Defensa de Derechos de Usuarios y Consumidores, or “ADDUC”) requesting that the intervening court (i) order the reduction or moderation of penalty interest rates or late payment interest that we charge to customers, because such rates allegedly violate Art. 31 of Law 24,240, and (ii) declare the non-implementation of the agreements or conventions which have stipulated the interest rates that we apply to its customers, and of the administrative regulations on the basis of which we justify the interest charging and (iii) orders the restitution of wrongfully perceived interests of customers provided since August 15, 2008 until the day that we complie with the order of interest reduction. The plaintiff also requested the reinstatement of VAT (21%) and other taxes charged on the portion of charges unlawfully perceived. On November 11, 2011, we answered the complaint and filed a motion to dismiss for both lack of standing and the fact that the claims at issue were being litigated in another lawsuit (lis pendens). The summoning as third-party of ENRE was also requested. On April 8, 2014, the court decided to grant the motion to dismiss on account of the existence of other action pending (lis pendens) and ordered that the proceedings be referred to such other court, to be consolidated with such other case “Consumidores Financieros Asociación Civil c/EDESUR y Otro s/ incumplimiento contractual”.

As of the date of this annual report, a decision on this case is pending. It is estimated that the proceedings will not be terminated in 2018.

d. Legal action brought by the Company (“Edenor S.A. vs ENRE Resolution No. 32/11”)

On February 9, 2011, we challenged Resolution No. 32/11 of the ENRE, which, in the context of the power cuts that occurred between December 20 and December 31, 2010, established the following:

- that the Company be fined in the amount of Ps.750,000 due to its failure to comply with the obligations arising from the Concession Agreement and Section 27 of Law No. 24,065.

- that the Company be fined in the amount of Ps.375,000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and Resolution No. 905/1999 of the ENRE; and

- that our customers be paid the following amounts as compensation for the power cuts suffered: Ps.180 to each small-demand residential customer who suffered power cuts that lasted more than 12 continuous hours, Ps.350 of each of those who suffered power cuts that lasted more than 24 continuous hours, and Ps.450 to of each of those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

We filed a direct appeal with the Appellate Court in Contentious and Administrative Federal Matters No. 1, requesting that such resolution be declared null and void. Additionally, we filed a petition requesting injunctive relief aimed at suspending the application of the fine imposed until a decision on the direct appeal is issued.

On July 8, 2011, we were requested that process be served on the ENRE. On October 28, 2011, the court denied the request for injunctive relief. As a consequence, we filed a Federal Extraordinary Appeal with the Supreme Court which was dismissed. We then filed another appeal with the Supreme Court (“Recurso de Queja por apelación denegada”) requesting review of the rejected federal extraordinary appeal, which as of the date of this annual report had not been resolved.

On April 24, 2013, we were notified of the decision of the Appellate Court in Contentious and Administrative Federal Matters No. 1 to deny direct appeal filed by us. On May 3, 2013 and May 13, 2013, we filed an Ordinary Appeal and a Federal Extraordinary Appeal, respectively, with the Supreme Court. On November 7, 2014, our’s Ordinary Appeal was rejected and our’s Federal Extraordinary Appeal, partially granted. We timely submitted an extraordinary appeal on account of the partially denied appeal (“Recurso de Queja por Recurso Extraordinario Denegado”).

As of the year ended December 31, 2017, we made a provision for principal and interest accrued for an amount of Ps. 57.3 million within the Other non-current liabilities account. As in the framework of the “Agreement” concluded with the ENRE, the procedure is “suspended”, and we cannot estimate the date on which the litigation will end.

 e. Legal action brought by the Company (“Edenor S.A. vs Federal Government – Ministry of Federal Planning / proceeding for the determination of a claim and motion to litigate in forma pauperis”)

On June 28, 2013, we initiated a legal action against the Ministry of Planning, Public Investment and Services pursuant to the acknowledgment process and benefit of litigation without expenses, both entertained by the National Court of First Instance in Federal Administrative Claims Tribunal No. 11 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 12). We claimed a breach by the Argentine Government of the agreed terms under the Adjustment Agreement and sought compensation for damages.

On November 22, 2013, we amended the complaint so as to claim additional damages as a consequence of the Argentine Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which was answered by the Argentine Government. Subsequently, the Company informed the Court of the issuance of SE Resolution No. 32/15 as new event (“hecho nuevo”), under the terms of Section 365 of the Federal Code of Civil and Commercial Procedure. After notice was served, the court rejected the treatment thereof as an “event”, holding Edenor liable for costs. The Company filed an appeal, which was admitted “with a delayed effect” (i.e. the Appellate Court will grant or reject the appeal when deciding on the granting or rejection of the appeal against final judgment). On December 4, 2015, we requested the suspension of the procedural time-limits under the terms of section 157 of the Federal Code of Civil and Commercial Procedure, in accordance with the provisions of SE Resolution No. 32/15, notice of which has been served upon the defendant. On February 16, 2016, we reiterated the request due to the revocation of SE Resolution No. 32/15. As of the date of this annual report, the procedural deadlines are suspended until May 17, 2017, as agreed by the parties.

The motion to litigate without liability for court fees or costs, which was filed on July 2, 2013, is at the discovery period and the period for the parties to put forward their arguments on the merits of the evidence produced has begun. As of the date of this annual report, and by “agreement of the parties”, the procedural time-limits continue to be suspended.

f. Summary Procedure DJ/36/14 initiated by the AFIP

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

At the same time, in accordance with the terms of Section 322 of the CPCCN, the Company filed a declaratory judgment action (“acción declarativa de certeza”) with the Federal Court against the Argentine Government, AFIP – DGI, with the aim of obtaining a declaratory judgment as to whether or not the minimum presumed income tax related to fiscal period 2011 applied in the sense resolved by the CSJN in the “Hermitage” case on June 15, 2010. In this case, the Supreme Court had declared that this tax was unconstitutional as it was deemed confiscatory.

Subsequently, the Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 7 rejected the action requested by the Company, decision which was ratified by the Court of Appeals.

Faced with this situation, and in order to avoid possible attachments or prohibitions to dispose of property that could affect the normal development of its activities for the provision of the public service, Edenor decided to rectify the minimum presumed income tax return for fiscal period 2011 and adhere to the easy payment plan implemented by AFIP General Resolution No. 3,451.

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

g.  Legal action brought by the Company (Study, Review and Inspection of Works in public spaces “TERI”)

In December 2015, the Company filed a petition for a declaratory judgment and requested injunctive relief with the City of Buenos Aires Courts in Contentious and Tax-Related Matters (Fuero Contencioso Administrativo y Tributario de la Ciudad de Buenos Aires), in connection with a claim by the City of Buenos Aires against Edenor with respect to an alleged local tax liability (relating to the Study, Review and Inspection of Works in Public Spaces Fees, the “TERI”). The injunctive relief requested aims at suspending the foreclosure proceedings initiated by the City of Buenos Aires and avoiding an attachment on the Company’s assets. As of the date of the filing of the petition, the City of Buenos Aires’ claim amounted to Ps.28.8 million.

In our opinion, such local taxes are not applicable to it under federal regulations and case law. The Company’s management and its external counsel understand that there are reasonable grounds to believe that Edenor should prevail on this matter.

h. Administrative Proceeding by the CNV

In October 2014, the CNV carried out a routine review of the Company’s corporate and accounting books. Following this inspection, in February 2015, the Commission requested Edenor, in addition to other information that was immediately provided, to complete the signatures of certain pages of the inventory and balance sheet books; to initiate the reports of the external auditors and the audit committee on all their financials; and that the blank spaces observed on pages No. 2 from the minutes books of the Board of Directors, the Assembly, the Supervisory Committee and the Audit Committee were crossed, corresponding to the back of pages No. 1 in which the respective heading is stamped in each book. Notwithstanding that in February 2015, the CNV issued a notice stating that all the observations made had been corrected, in July 2017, the CNV informed the filing of an administrative proceeding against the Company, the Board of Directors and the Audit committee for the 2014 fiscal year. The corresponding defense was presented in a timely manner, both by the Company and by each of the summoned individuals. On February 23, 2018, the CNV issued a Resolution declaring the procedure in a dispute of applicable law. The Company was notified of the Resolution on February 26, 2018. Each one of the summoned individuals submitted their pleadings in a timely manner and in accordance with provisions of article 17, subsection f) of Chapter II, Title XII of the CNV Regulations. The corresponding briefs were answered in a timely manner and to date, the Company has received no further notification on the matter.

i.                     AGIP’s claim. Determinative Resolution N° 3417/DGR/2017

By Determinative Resolution N° 3417/DGR/2017 issued on December 5, 2017, the AGIP claims Edenor alleged differences in the contribution impacting on electricity companies. The difference is based on the content of the tax base of the Contribution, which the AGIP understands is made up of a Company’s monthly income from the sale of electricity, without admitting the deduction for the sale of energy to railroads, which is foreseen in the federal laws that govern the Contribution. Through Resolution 3417/17, the General Tax Collection authority: a) challenged the tax returns submitted by Edenor in connection with “Contributions impacting Electricity Companies in relation to the fiscal periods in 2011 (1st to 12th monthly advances), 2012 (1st to 12th monthly advances) and 2013 (1st to 12th monthly advances); b) determined ex officio the taxable matter and the resulting tax from the taxpayer for the 2011, 2012 and 2013 fiscal years for a total amount of Ps. 233,624.02 plus interest; c) established that for the income obtained with respect to the activity “Electric power distribution and commercialization services,” the Company should pay the mentioned Contribution at a rate of 6% for the 2011, 2012 and 2013 fiscal years, and d) Imposed a fine of Ps. 151,855.61 on Edenor.

In a timely manner, on January 18, 2018, we filed an appeal for reconsideration under the terms of Article 150 of the Tax Code of the Autonomous City of Buenos Aires (T.O.2018), against AGIP’s Determinative Resolution N° 3417/DGR/2017.

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

Offer and Listing Details

The following table sets forth, for the periods indicated, the annual high and low market prices for the ADSs on the NYSE and for the shares on the BASE

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Year	High	Low	High	Low
2013	3.55	0.67	8.79	1.90
2014	8.70	2.32	16.47	4.93
2015	14.55	5.39	19.75	8.90
2016	22.20	9.38	27.98	13.44
2017	45.75	21.75	52.00	28.63

The following tables set forth, for the periods indicated, the reported high and low sales prices for our shares on the BASE and the reported high and low sales prices for the ADSs on the NYSE.

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2016
First Quarter	13.30	10.40	18.74	15.09
Second Quarter	13.15	9.38	17.51	13.44
Third Quarter	14.85	11.40	19.80	15.25
Fourth Quarter	22.20	15.00	27.98	19.84

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2017
First Quarter	27.95	21.75	34.95	28.63
Second Quarter	28.40	24.20	36.67	30.06
Third Quarter	34.50	25.80	39.75	29.47
Fourth Quarter	45.75	35.55	52.00	40.25

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2017
November	39.65	35.60	45.40	41.06
December	45.75	37.45	52.00	43.45
2018
January	62.10	46.60	62.55	50.05
February	59.65	53.25	61.30	53.35
March	60.60	55.10	59.99	54.55
April (1)	58.80	56.20	58.70	56.05

(1)Represents the corresponding sale prices from April 1 through April 17, 2018.

THE ARGENTINE SECURITIES MARKETS

Trading on the Mercado de Valores de Buenos Aires

Trading in the Argentine securities market

                Pursuant to the provisions of the CML, the securities market in Argentina is comprised of several markets that require authorization from the CNV to operate (the “Authorized Markets”), including Bolsas y Mercados Argentinos S.A. (“BYMA”), the Mercado Abierto Electrónico S.A. (“MAE”), the Mercado Argentino de Valores S.A., the Mercado de Valores de Córdoba S.A., the Mercado a Término de Rosario S.A., among others.  The CML allows the authorized Markets to delegate certain of its duties and rights as a market to other qualified entities, as previously authorized by the CNV.  Securities listed on these exchanges include corporate equity, bonds and government securities.

                Prior to the issuance of the CML, the BASE was the principal and longest-established exchange in Argentina.  The BCBA was the exchange on which the majority of equity trades in Argentina were executed. BYMA is the result of an alliance between BCBA and Mercado de Valores de Buenos Aires S.A. (“MERVAL”), dated 2013. From April 17, 2017 all the shares previously listed in the MERVAL were transferred to BYMA without any further consequence for listed companies.

As of December 31, 2017, the market capitalization of shares of the 97 companies listed on the BCBA (excluding mutual funds) was approximately US$ 356.9 billion.  At the same time, the market capitalization of the domestic companies totaled US$ 110.4 billion. Securities may also be listed and traded through over-the-counter market brokers who are linked to an electronic reporting system. The activities of such brokers are controlled and regulated by MAE, an electronic over-the-counter market reporting system that functions independently from the BYMA. Under an agreement between the BCBA and the MAE, trading in equity and equity-related securities is conducted exclusively on the BCBA (now BYMA) and trading in corporate debt securities is conducted on both the MERVAL/BCBA (now BYMA) and the MAE. Trading in Argentine Government securities, which are not covered by the agreement, may be conducted on either or both of the BYMA and the MAE. The agreement does not extend to other Argentine exchanges.

                Although companies may list all of their capital on the BYMA or any other Authorized Market, controlling shareholders in Argentina typically retain the majority of a company’s capital stock, resulting in a relatively small percentage of active trading of the companies’ stock by the public on any such Authorized Market.

                Argentina’s equity markets have historically been comprised of individual investors, though in the past years, there has been an increase in the level of investment by institutional investors in these markets.  The participation of the Administración Nacional de la Seguridad Social (ANSES) as equity holder in Argentine publicly traded companies after the elimination of the Argentine pension funds resulted in a decrease in the trading of equity in the BYMA; however, Argentine fondos comunes de inversión (mutual funds), insurance companies and other institutional investor continue sustaining trading in the BYMA.

In September 2016, the shareholders of MERVAL and the BASE entered into a framework agreement to create BYMA for purposes of operating a stock market in accordance with the requirements of the newly enacted CML and in order to incorporate the Argentine Stock Exchange System (SBA). BYMA was incorporated as a result of a spin-off of certain assets of MERVAL relating to its stock market business and shall be further capitalized by BASE. Further, MERVAL and the BASE entered into a memorandum of understanding with (i) Mercado de Valores de Córdoba S.A., to integrate the stock market of Córdoba into a federal stock market managed by BYMA, and (ii) several brokers of the city of Santa Fe, Province of Santa Fe, for them to act within such federal market. On December 29, 2016, the CNV authorized BYMA and on January 2, 2017, IGJ and CNV authorized the creation and operation of BYMA. Sixty percent of its capital stock is held by shareholders of MERVAL and the other 40 percent is owned by BASE

The BYMA is the largest authorized market in Argentina.  Pursuant to Resolution No. 18,629, the CNV authorized the BYMA to operate as an Authorized Market, and allowed BYMA to delegate certain of its rights and duties as a market in the BASE, including without limitation, the right to authorize the listing of issuers and securities in the BYMA, and the right to publish the daily market gazette.

                Trading on the BYMA is conducted either through the traditional auction system from 11:00 a.m. to 5:00 p.m. on trading days, or through the Sistema Integrado de Negociación Asistida por Computación (Computer-Assisted Integrated Negotiation System, or SINAC).  SINAC is a computer trading system that permits trading in both debt and equity securities and is accessed by brokers directly from workstations located in their offices. Currently, all transactions relating to listed negotiable obligations and listed government securities can be effectuated through SINAC.  In order to control price volatility, BYMA imposes a 15-minute suspension on trading when the price of a security registers a variation in price between 10% and 15% and between 15% and 20%.  Any additional 5% variation in the price of a security will result in additional 10-minute successive suspension periods.

BYMA will incorporate 100% of Caja de Valores ’equity, and as a result, the operating cycle of the capital market industry will be vertically integrated. At the technological level, BYMA acquired the Millennium Stock Exchange platform belonging to the London Stock Exchange group as a sign of its innovative vocation and with the aim of providing the best attention to its participants and investors. Millennium, a leading global technology provider in trading and post-trading software, currently serves the London, Milan, Oslo and Johannesburg Stock Exchanges, among others.

Regulation of the Argentine securities market

                The Argentine securities market is regulated and overseen by the CNV, pursuant to the Law No. 26,831, as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options.  Argentine insurance companies are regulated by a government agency, the Superintendencia de Seguros de la Nación, whereas financial institutions are regulated primarily by the Central Bank.

                In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Caja de Valores S.A. (“Caja de Valores”). Caja de Valores is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearing house for securities trading and as a transfer and paying agent for securities transactions.  Additionally, Caja de Valores handles the settlement of securities transactions carried out by the BASE and operates the computerized exchange information system mentioned above.

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

                In order to improve Argentine securities market regulation, the Argentine Government issued Decree No. 677/2001 on June 1, 2001, which provided certain guidelines and provisions relating to capital markets transparency and best practices.  Decree No. 677/2001 applied to individuals and entities that participate in the public offering of securities, as well as to stock exchanges.    Further improvements to Argentine securities market regulations were introduced in December 2011 when the Argentine Congress enacted changes to the Argentine Criminal Code to include insider trading as a criminal offense. In addition, on November 29, 2012, the Argentine Government enacted the CML which revoked law No. 17,811 and Decree No. 677/2001. However, CML incorporated most of the provisions established in those regulations.  In this respect, the following key provisions of Decree No. 677/2001 have been incorporated into the CML, among others:  the definition of the term “security”; corporate governance requirements, including the obligation for publicly-listed companies to have an audit committee composed of three or more members of the board of directors (the majority of which must be independent under CNV regulations); the regulation of market stabilization transactions under certain circumstances; regulation governing insider trading, market manipulation and securities fraud; and the regulation of going-private transaction and acquisitions of voting shares, including controlling stakes in public companies. In addition, the CML included relevant changes for the modernization and future design of the Argentine capital markets, such as granting regulatory powers and resources to the CNV, providing for a mandatory tender offer system and other provisions such as certain requirements for brokers/dealers and other market participants.  These provisions were regulated by the CNV through Resolution No. 622/2013 and further modifications.

On November 13, 2017, the executive branch submitted to the Argentine Congress a draft bill that aims to develop the Argentine domestic capital markets. The draft bill provides for the amendment and update of the CLM, the Mutual Funds Law No. 24,083 and the Argentine Negotiable Obligations Law No. 23,576, among others. The law also amends certain tax provisions, as well as regulations relating to derivatives. On March 21, 2018, the draft legislation was approved by the Senate on March 21, 2018, subject to certain amendments. As of the date of this annual report, the draft legislation is under review by the Chamber of Deputies for its definitive approval. In this respect, the following key provisions are included in the draft bill, among others:

(i)	Promoting access to MiPyMES (micro, small and medium-sized companies) to the capital market, among others;
(ii)	Tender offers’ regulatory framework: modifies the criteria to determine, such as the price and timing for launching a tender offer due to a change in control, among others.
(iii)	CNV has the power to issue regulations in order to determine when an offer may be considered private placement or public;
(iv)	Amendments to the preemptive subscription rights in the public offers;
(v)

Amendments regarding the duties of the CNV and its financial sources, the most important is the removal of the Section 20 of the current CML, which provides that the CNV may inspect any entity subject to its oversight (such as us, our controlling shareholder or any of our affiliates subject to CNV oversight).  If after any inspection the CNV determines that a resolution of the board of directors of such entity violated the interests of its minority shareholders or any holder of its securities subject to the Argentine public offering regime, it may appoint a vendor (observer) with veto powers. Additionally, the Subsection (i) of the Section 19 of the current CML is removed, as a result a previous administrative summary is required to the CNV could declare that an act under its control is irregular or ineffective. In the other hand, the project includes the ability of CNV to initiate administrative summaries;

(vi)	Reestablishes the jurisdiction of the courts in commercial matters to hear appeals relating to resolutions and fines imposed by the CNV; and
(vii)

Main amendments to the Argentine Negotiable Obligations Law No. 23,576: (a) expressly permits the issuance of Dollar-linked notes; (b) Financial institutions and issuers engaged in construction, sale and financing of real property, infrastructure works and real estate development, will be authorized to issue notes with indexation clauses; (c) Allows issuers to establish a procedure to obtain the consent of the majority of bondholders without the need for bondholders meetings, subject to certain requirements; among others.

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

Redemption or Repurchase

According to the CML, a “sociedad anónima” may acquire its own shares, provided that the public offering and listing thereof has been authorized, subject to the following terms and conditions and other regulations that may be issued by the CNV. The conditions are:  (a) the shares to be acquired should be fully paid; (b) there shall be a resolution of the board of directors to such effect, (c) the acquisition shall be made out of net profits or voluntary reserves; (d) the total amount of shares acquired by the company, including previously acquired shares, shall not exceed 10% of the capital stock or such lower percentage determined by the CNV. The shares acquired in excess of such limit shall be disposed of within 90 days after the date of the acquisition originating the excess.

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

In 2008, we acquired 9,412,500 Class B treasury shares with a nominal value of Ps. 1. The amount disbursed to acquire these shares totaled Ps. 6.1 million, which was deducted from unappropriated retained earnings of the equity attributable to the owners of the Company at that date. At December 31, 2017, the Company owns 7,794,168 shares, 1,618,332 shares were delivered as additional remuneration in favor of executive directors and managers for special processes developed during the year 2016 (See “Item 7. Major Shareholders and Related Party Transactions - The Company’s Share-based Compensation Plan”).

On November 18, 2014, we held the general annual meeting which resolved by majority of votes to extend for another three years the term for holding the treasury shares acquired within the scope of Section 68 of Law No. 17,811 (text consolidated by Decree No. 677/01). All the shares issued have been fully paid-in. On April 18, 2017, the Company held the Annual General Meeting that resolved by majority vote approve the allocation of own shares in portfolio to the implementation of the long-term incentive plan in favor of personnel dependent on company under the terms of article 67 of the CML.

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

Ordinary and Extraordinary Shareholders’ Meetings

Shareholders’ meetings may be either ordinary meetings or extraordinary. We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine Corporations Law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of the board of directors and the statutory audit committee and election, performance and remuneration of directors and members of the statutory audit committee. In addition, pursuant to the CML, at an ordinary shareholders’ meetings, our shareholders must consider (i) the disposition of, or creation of any lien over, our assets as long as such decision has not been performed under the ordinary course of our business and (ii) the execution of administration or management agreements and whether to approve any agreement by virtue of which the assets or services provided to us are paid partially or totally with a percentage of our income, results or earnings, if the payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters which may be considered at an ordinary meeting convened and held at any time include the responsibility of directors and members of the statutory audit committee, capital increases and the issuance of certain corporate bonds. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting including, without limitations, the amendment of our by-laws, issuance of debentures, early dissolution, merger, spin off, reduction of capital stock and redemption of shares, transformation from one type of entity to another, appointment, removal and retribution of the liquidators and limitation or suspension of shareholders’ preemptive rights.

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

Shareholders’ meetings may be called by the board of directors or the members of the statutory audit committee whenever required by law or whenever they deem it necessary. Also, the board or the members of the statutory audit committee are required to call shareholders’ meetings upon the request of shareholders representing an aggregate of at least five percent of our outstanding capital stock in which case the meeting must take place within 40 days of such shareholders’ request. If the board or the statutory audit committee fails to call a meeting following such a request, a meeting may be ordered by the CNV or by the courts. In order to attend a meeting, a shareholder must also deposit with us a certificate of book-entry shares registered in its name and issued by Caja de Valores. at least three business days prior to the date on which the meeting is to be held. If so entitled to attend a meeting, a shareholder may be represented by proxy. Proxies may not be granted to our board, members of the statutory audit committee, officers or employees.

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

MATERIAL CONTRACTS

We are party to various contracts in the ordinary course of business. For a discussion of the agreements relating to (i) our acquisition of Emdersa and Aeseba, (ii) the divestiture of Aeseba and the subsidiaries of Emdersa, see “Item 4. Information on the Company—History and Development of the Company” and (iii) our concession contract, see “Item 4. Information on the Company—Our Business Overview—Edenor Concession”.

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

On June 9, 2005, through Decree No. 616/2005, the Argentine Government mandated that (i) all inflows of funds into the local foreign exchange market arising from foreign debts incurred by residents (including both individuals and legal entities in the Argentine private sector), other than those concerning foreign trade financing and primary issuances of debt securities offered to the public and listed on self-regulated markets, and (ii) all inflows of funds by non-residents channeled through the MULC and intended to be held in local currency for acquiring all types of financial assets or liabilities in the financial or non-financial private sector (except for foreign direct investments and primary issuances of debt securities and shares offered to the public and listed on self-regulated markets), as well as investments in securities issued by the public sector and acquired in secondary markets, had to meet the following requirements: (a) such inflows of funds could only be transferred outside the local foreign exchange market at the expiration of a term of 365 calendar days from the date of settlement of such funds into Pesos; (b) the proceeds of such inflows of funds had to be credited to an account in the local banking system; (c) a non-transferable and non-interest-bearing deposit for 30% of the amount of the transaction had to be kept in Argentina for a period of 365 calendar days, in accordance with the terms and conditions set forth in the applicable regulations (the “Deposit”); and (d) the Deposit had to be denominated in U.S. Dollars and held in Argentine financial institutions, and it may not be used to guarantee or serve as collateral for any type of credit transactions. The requirements of Decree No. 616/2005 were subsequently revoked, as explained below.

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

With the tightening of exchange controls beginning in late 2011, in particular with the introduction of measures that allowed limited access to foreign currency by private companies and individuals (such as requiring authorization from tax authorities to access the foreign currency exchange market), the implied exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets, compared to the corresponding quotations in the local market, increased significantly over the official exchange rate. Most foreign exchange restrictions were lifted in December 2015, May 2016 and August 2016, re-establishing Argentine residents’ rights to purchase and remit outside of Argentina foreign currency with no maximum amount and without specific allocation or the need to obtain prior approval.

In December 2015, the Ministry of Treasury and Public Finance issued Resolution No. 3/2015 that repealed the requirement to comply with the Deposit. As a result, the Deposit is no longer applicable to, among other transactions, foreign financial debts, inflows by non-residents and repatriations by residents. In addition, Resolution No. 3/2015 reduced the minimum term that proceeds received from any new financial indebtedness (incurred by residents and granted by foreign creditors) and transferred into Argentina must be kept in Argentina, from 365 calendar days to 120 calendar days from the date the funds were transferred. In January 2017, the Ministry of Treasury and Finance Public through Resolution 1/2017 reduced from 120 calendar days to 0 the permanence term from any new financial indebtedness transferred into Argentina applicable to (i) the inflow of funds to the local foreign exchange market arising from certain foreign indebtedness and (ii) any entry of funds to the foreign exchange market by non-residents.

On May 19, 2017, the Central Bank issued Communication “A” 6244 dated May 19, 2017 and effective as of July 1, 2017 (amended by Communication “A” 6312 dated August 30, 2017), providing certain new rules that govern access to the MULC and that supersede previous rules on the matter. Communication “A” 6244 (as amended by Communication “A” 6312) has replaced all previous rules governing exchange transactions, the general exchange position and the provisions of Decree No. 616/05, while rules governing information and filing requirements were not replaced.

In addition, Communication “A” 6244 (as amended by Communication “A” 6312 and Communication “A” 6363) sets forth:

                1.             The principle of freedom of exchange: Argentine residents, as well as non-Argentine residents, may freely access the MULC.

                2.             The obligation of carrying out any exchange transaction through an entity authorized by the Central Bank has been maintained.

                3.             Time restrictions to trade in the MULC for carrying out foreign exchange transactions have been eliminated.

                4.             The mandatory inflow and settlement of export proceeds through the MULC within the applicable term.

               5.             The Argentine residents are obliged to comply with the “Review of Debt Securities and External Liabilities Issued by the Financial Sector and the Non-Financial Private Sector” (Communication “A” 3602 and its complementary provisions) and the “Review on direct investments” (Communication “A” 4237 and its complementary provisions), even though there has not been an income of funds to the MULC nor any future access through the transactions to be declared has been maintained.

Pursuant to Communication “A” 6401, dated December 26, 2017, a new reporting regime was created by means of which the “Review of Debt Securities and External Liabilities Issued by the Financial Sector and the Non-Financial Private Sector” established by Communication “A” 3602, and the “Survey on direct investments,” established by Communication “A” 4237, were replaced by a unified report on direct investments and debt. Only Argentine residents (both legal entities or natural persons) whose flow of balance of foreign assets or debts during the previous calendar year reaches or exceeds the equivalent of U.S.$1 million in Pesos are required to report foreign holding of (i) shares and other capital participations; (ii) debt; (iii) financial derivatives; and (iv) real estate, on an annual basis. Argentine residents whose flow or balance of foreign assets or debts reaches or exceeds the equivalent of U.S.$50 million in Pesos, shall comply with the report on a quarterly basis.

On November 1, 2017, the Argentine Government enacted Decree No. 893/17 that repealed Decrees No. 2581/64, 1555/86 and 1638/01, eliminating the Argentine residents’ mandatory inflow and settlement of export proceeds through the MULC within the applicable term. Subsequently and complementing Decree No. 893/17, the Central Bank through Communication “A” 6363 dated November 10, 2017 (amended by Communication “A” 6436 dated January 19, 2018) eliminated all provisions regarding transactions of funds coming from export proceeds through the MULC applicable to Argentine residents.

On January 6, 2018, the Public Emergency Law ceased to be in effect. The Public Emergency Law was passed by Congress in the immediate aftermath of Argentina’s 2001 political, economic and social crisis, and established a state of emergency in social, economic, administrative, financial and foreign exchange matters. The Public Emergency Law has been subsequently renewed until its final expiration on January 6, 2018, formally ending Argentina’s state of general emergency.

On January 11, 2018, with the aim of providing more flexibility to the foreign exchange system and promoting competition, allowing the entrance of new players to the system, a free floating foreign exchange market was created by means of Decree No. 27/2018.

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

•         Crimes of fraud against the Public Administration (Article 174, Section 5 of the Argentine Penal Code);

•         Crimes against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of Book Two of the Argentine Penal Code; and

•         Crimes of underage prostitution and child pornography under Articles 125, 125 bis, 127 bis and 128 of the Argentine Penal Code.

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

Pursuant to the same understanding that underlies the norm aforementioned, in 2012, the office of the Attorney General issued the Resolution No.914/12, under which was created the prosecution office specialized in economic crimes and money laundering (Procuraduría de Criminalidad Economica y Lavado de Activos –PROCELAC-). Given the fact, the PROCELAC has no competence to punish, its main role consists in providing collaboration to the Federal Prosecutors in the crime investigation and in receiving complaints for the purpose of assessing the initiation of preliminary investigations. As of the date of this annual report, the head of the PROCELAC is are Gabriel Perez Barberá and María Laura Roteta.

In February 2016, Decree No. 360/2016 was issued, through which it creates, under the jurisdiction of the Ministry of Justice and Human Rights, and directly dependent on its leadership, the “National Coordination Program in the Fight against Money Laundering and Terrorist Financing,” with the mission of reorganizing, coordinating and strengthening the national anti-money laundering system and against the financing of terrorism, attending to the specific risks that could impact national terrorism and effective global exigencies in compliance with international obligations and recommendations established by the United Nations Conventions and the standards of the Financial Action Task Force (“FATF”). By virtue of Article 6 of Decree No. 360/2016, the UIF will act as the coordinator in the material operation of the national, provincial and municipal order in the strict compliance of its duties as a financial information organization.

Resolution No. 121/2011 issued by the UIF (“Resolution 121”), as amended by Resolutions No. 1/2012, 2/2012, 140/2012, 68/2013 and 03/2014, 195/2015, 196/2015, 94/2016, 104/2016, 141/2016 and 4/2017, is applicable to financial entities subject to Law No. 21,526, to entities subject to the Law No. 18,924, as amended, and to natural and legal entities authorized by the Central Bank to intervene in the purchase and sale of foreign currency through cash or checks issued in foreign currency or through the use of credit or payment cards, or in the transfer of funds within or outside the national territory (the “Obligated Parties to Resolution 121”), and Resolution No. 229/2011 of the UIF (“Resolution 229”), as amended by Resolutions No. 140/2012, 03/2014, 195/2015,196/2015, 94/2016, 104/2016, 141/2016 and 4/2017, is applicable to brokers and brokerage firms, companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets regardless of the object (the “Obligated Parties to Resolution 229”). Resolution 121 and Resolution 229 regulate, among other matters, the obligation to collect documentation from clients and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing operations.

Resolution 121 and Resolution 229 set forth general guidelines in connection with the client’s identification (including the distinction between occasional and regular clients), the information to be requested, the documentation to be archived and the procedures to detect and report suspicious transactions.

Regarding Resolution No. 21/2018, Reporting Parties under Resolution 229 should evaluate their risks and in accordance with it, adopt administrative measures and their mitigation, in order to prevent money laundering as efficiently as possible. Within this framework, individuals are enabled to implement reputable technological platforms that allow carrying out long-distance procedure, without the need to present documentation in person, without it affecting the fulfillment.

It is worth saying that this Resolution took into account the new agent categories, while at the same included its application to financial trusts with a public takeover bid, trustee, trustor and natural or legal person directly and indirectly involved with them, therefore, Resolution 140/12 was only partially repealed on such subjects, and are still in force the provisions for the remaining trusts. Moreover, it foresees an implementation plan stating goals and deadlines in which they should be met.

In addition, the CNV rules, under Title XI of “Prevention of Money Laundering and Terrorist Financing,” establish that brokers and brokerage firms, and companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or lease of securities affiliated with stock exchange entities with or without associated markets and intermediary agents registered on forwards or option markets, and individuals or legal entities acting as trustees, for any type of trust fund, and individuals or legal entities, owners of or related to, directly or indirectly, with trust accounts, trustees and grantors in the context of a trust agreement, shall comply with Law No. 25,246, the UIF’s rulings and the CNV’s regulations. Additionally, companies managing common investment funds, any person acting as placement agent or performing activities relating to the trading of common investment funds, any person acting as placement agent in any primary issuance of marketable securities, and any issuer with respect to capital contributions, irrevocable capital contributions for future issuances of stock or significant loans, must also comply with such regulations.

In September 2016, the Central Bank Communication “A” 6060 entered into force and established that when existing clients cannot comply with identification and know-your-customer procedures in accordance with applicable regulations, it will be necessary to carry out a risk analysis in order to evaluate whether to continue the relationship with the client. The criteria and procedures to be applied to this process must be described by the financial entities in their internal risk management manuals governing prevention of money laundering and terrorist financing. If it is necessary to begin the process of discontinuing a transaction, it will be necessary to observe the procedures and existing terms of the rules of the Central Bank applicable to the product(s) contracted by the client(s). The obligated parties must save, for a period of 10 years, the written procedures applied in each case regarding the discontinuation of the client transaction.

Non-compliance with the requirements established by the Central Bank to access the domestic exchange market for transactions of purchase and sale of values of all types constitute an infringement subject to the criminal foreign exchange regime.

Additionally, in November 2016, the Central Bank Communication “A” 6094 established that the regulations of the prevention of money laundering, terrorist financing and other illicit activities issued by the Central Bank must also be complied with by the foreign representatives of the financial entities that are not authorized to operate in Argentina.

Aligned with the aforementioned, through Law No. 27,260 and Decree No. 895/2016, the UIF was granted the ability to communicate information to other public entities with intelligence or investigative capabilities, making it clear that it could only do so with a prior reasoned decision of the president of the UIF and only with precise and serious indications of the commission of any of the crimes contemplated in the Prevention of Money Laundering Law. The communications of the UIF will include the transfer of the confidentiality obligation established in Article 22 of the Prevention of Money Laundering Law, holding the officials of the entities receiving the confidential information who disclose such confidential information liable for the penalties established therein. It was made clear that the UIF does not exercise the ability referenced in cases related to voluntary and exception declarations made under Law No. 27,260.

On January 11, 2017, the UIF published Resolution No. 4/2017, which established that special due diligence measures must be applied for identifying foreign and domestic investors (who shall comply with the requirements therein set forth to qualify as such) in the Republic of Argentina upon requesting the opening of special investment accounts.

Recently, the UIF published Resolution No. 30-E/17, which derogated Resolution No. 121 and established new guidelines to be followed by financial and securities institutions in their capacity as parties legally obliged to provide financial information under the Anti-Money Laundering Law, based on the revised recommendations of the GAFI for 2012, in order to adopt a risk-based approach. Resolution No. 30-E/17, effective as of September 15, 2017, determines the minimum compliance elements that must be included in a system for the prevention of money laundering and terrorist financing, such as the process of customer due diligence, training programs, operations monitoring, reporting of suspicious operations and rules applicable in cases of non-compliance, among others.

Recently, the UIF published Resolution No. 21/2018, which states that reporting parties under Resolution No. 229 must evaluate their risks and adopt measures to mitigate them, in order to prevent money laundering as efficiently as possible. Within this framework, individuals are enabled to implement reputable technological platforms which allow carrying out long-distance procedures without the need to present documentation in person

For a more specific analysis of the regime investors should consult their legal counsel and/or read the applicable laws by visiting the website of the Argentine Ministry of Treasury, (https://www.argentina.gob.ar/hacienda) or the Financial Information Unit (https://www.argentina.gob.ar/uif). Investors are recommended to consult their legal advisers and read the above mentioned laws and their regulatory decrees.

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

Argentine Tax Considerations

Resident individuals.

The Law No. 26,893 provides for the taxation of resident individuals’ income resulting from the purchase and sale, exchange or other disposition of shares not listed on stock exchanges or securities markets as authorized by the CNV, irrespective of the frequency or regularity of such operations. This income is subject in all cases to the 15% tax rate.

Foreign beneficiaries.

Pursuant to the Law No. 26,893, all income resulting from the purchase and sale, exchange or other disposition of shares and other securities earned by foreign beneficiaries will be subject to the Income Tax, whether they are listed on stock exchanges or securities markets and/or have an authorization for public offering or whether they do not meet such requirements. These provisions will apply to foreign individual and legal entities at a 15% rate on the net capital gain or at a 13.5% rate on the gross price.

Notwithstanding the above, based on certain tax precedents, there may be support to argue that gains obtained by foreign beneficiaries from the disposal of ADSs should be regarded as foreign source income and, therefore, not subject to Argentine income tax. As this is a controversial issue, a case by case analysis is required.

The Tax Reform (see “Tax Reform” below), effective as of January 1, 2018, specifies that in case of share certificates issued abroad that represent shares issued by Argentine companies (i.e., ADRs ), the “source” is defined by the location of the original issuer of the shares. However, the tax will not be due if the exemption for foreign beneficiaries on the sale of shares that are publicly traded in stock exchanges applies

Local entities.

Capital gains obtained by Argentine entities in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina derived from the sale, exchange or other disposition of our class B common shares or ADSs are subject to income tax at the rate of 35%.  Losses arising from the sale of our class B common shares or ADSs can be applied to offset such income.

Dividends tax

Pursuant to Law No. 26,893, dividends and other profits paid in cash or in kind —except for stock dividends—by companies and other entities incorporated in the Income Law, Sections 69 (a)(1), (2), (3), (6) and (7), and Section 69(b), were subject to income tax at a 10% rate except for those beneficiaries that were domestic corporate taxpayers. Law No. 27,260 repealed this withholding tax as of July 23, 2016. Consequently, no withholding tax is to levied on dividends distributed to either Argentine or non-Argentine resident shareholders since then. This treatment applies only to dividends to be distributed at any time out of retained earnings accumulated until the end of the last fiscal year starting before January 1, 2018.

Likewise, dividends paid on our shares or ADSs in excess of the Company’s taxable accumulated income for the previous fiscal period, whether in cash, property or other equity securities, and any other payment in kind, are subject to income tax withholding at the rate of 35% in respect of such excess (“Equalization Tax”). This is a final tax and it is not applicable if dividends are paid in shares (acciones liberadas).

For purpose of the Equalization Tax, the amount of accumulated net taxable income to be considered shall be determined by (1) deducting the income tax paid by the company, and (2) adding the dividends and profits not subject to tax received as distributions from other corporations. If the distribution is in-kind, then the corporation must pay the tax to the Argentine tax authorities and will be entitled to seek reimbursement from the shareholders.

Dividends to be distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, are to be subject to a tax treatment different from the one previously described, based on the Tax Reform.

With respect to dividends paid to shareholders residing abroad, such withholding may be reduced by a tax treaty between Argentina and their country of residence.

Capital reductions and other distributions

Capital reductions and redemptions of our shares and ADSs are not subject to income tax up to an amount equivalent to the contributed capital corresponding to the shares and ADSs to be redeemed. Any distribution exceeding this amount, however, will be considered as a dividend for tax purposes and subject to withholding tax at the rate of 35% (as described above).

Personal Tax Assets

Argentine entities, such as us, are required to pay the personal assets tax corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.5% and is levied on the equity value, or the book value, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine individuals and/or foreign shareholders or by withholding dividend payments. However, our Company has obtained an exemption based on Law No, 27.260 applicable to personal assets tax from 2016 to 2018.

Tax on Minimum Notional Income (Impuesto a la Ganancia Mínima Presunta or (“IGMP)

Companies domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps.200,000. Nevertheless, common shares and ADSs issued by entities subject to such tax are exempt from the IGMP. The reform introduced by Law No. 27,260 establishes this tax will expire in 2019.

Gross Income Tax

The gross income tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the customary purchase and sale, exchange or other disposition of common shares and ADSs, and/or the collection of dividends at an average rate of 6%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax.

Value Added Tax

The sale, exchange or other disposition of our Class B common shares or ADSs and the distribution of dividends are exempted from the value added tax.

Transfer Taxes

The sale, exchange or other disposition of our Class B common shares or ADSs is not subject to transfer taxes.

Stamp Taxes

Stamp taxes may apply in the City of Buenos Aires and in certain Argentine provinces in case transfer of our common shares or ADSs is performed or executed in such jurisdictions by means of written agreements.

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

 The owners of bank accounts on which the tax is levied at 0.6% and 1.2% rates may compute 34% and 17%, respectively, of the amounts paid under this tax on amounts credited to their accounts as a payment on account of income tax, presumed minimum income tax and/or the special contribution or cooperative capital. From the entry into force of the law 27.430, this tax will be computable as a payment on account of the income tax gradually increasing until to reach 100%. As of the date of the present report it has not been issued the regulatory legislation that implements the progressiveness of such payment on account.

Other Taxes

There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B common shares or ADSs. In addition, neither the minimum presumed income tax nor any local gross turnover tax is applicable to the ownership, transfer or disposition of our Class B common shares or ADSs.

Tax Treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Sweden, Swiss, Uruguay, the United Kingdom, Brazil and Mexico. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class B common shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be exempted from the payment of the personal asset tax.

Tax reform

Recent modifications to tax regime

On December 29, 2017, the Argentine government enacted Law No. 27,430, which introduced modifications to the tax regime (the “Tax Reform”), effective as of January 1, 2018.

The main effects industries where the Company operates are mentioned above, considering any  pending regulation by the tax authority.

Income Tax

Individual income tax

The Tax Reform implemented a tax regime applicable to income from financial investments obtained by the legal persons or undivided successions that are Argentine resident for tax purposes, and by those non-residents for Argentine tax purposes (“Foreign Beneficiaries”), effective as of January 1, 2018

The Tax Reform does not alter the 15% capital gains tax rate (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) on the disposal of shares or securities by non-residents. However, the Tax Reform establishes an exemption for foreign beneficiaries participating in the sale of publicly traded shares traded in stock exchanges under the supervision of the Argentine Securities and Exchange Commission (CNV). The Tax Reform also establishes an exemption for interest income and capital gains obtained from the sale of public bonds (i.e., Government bonds), negotiable obligations (corporate debt bonds) and share certificates issued abroad that represent shares issued by Argentine companies (i.e., ADRs). The exemptions will apply only if the foreign beneficiaries do not reside in and the funds do not arise from “non-cooperating” jurisdictions for tax transparency purposes. In the case of ADRs, the [Tax Reform] defines their “source” by the location of the original issuer of the shares. However, the tax will not be due if anexemption applies.

New rates

Income tax rate for capital and certain entities will be reduced from 35% to 30% from January 1, 2018 to December 31, 2019 with a tax rate of 25% in 2020.

Additionally, a withholding of 7% or 13% is established for the periods mentioned above, on the dividends distributed by the capital companies in favor of their shareholders, when they are legal persons or undivided successions resident in the country, or are foreign beneficiaries.

Transfer pricing

The Transfer Pricing regime includes import and export controls of any product with the intervention of an international intermediary, that is not the importer at destination or exporter at origin, respectively,

In addition, for exports of goods with known prices and with the intervention of an intermediary (either related, or located in “non-cooperating” or low or no tax jurisdictions), the Law requires the Argentine exporter to file with AFIP the agreements supporting the transactions.

Equalization income tax

Pursuant to the Tax Reform, dividends and other profits paid in cash or in kind —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Income Law, Sections 69 (a)(1), (2), (3), (6), (7) and (8), and Section 69(b) out of retained earnings accumulated in fiscal years starting on or after January 1, 2018, will be subject to withholding tax at a 7% rate (on profits accrued during fiscal years starting January 1, 2018 to December 31 2019), and at a 13% rate (on profits accrued in fiscal years starting January 1, 2020 and onwards), provided that they are distributed to Argentine resident individuals and foreign shareholders. No dividend withholding tax applies if dividends are distributed to the aforementioned Argentine corporate entities required to assess the dividend withholding tax. In addition, the Equalization Tax is repealed.

Upgrade

The Tax Reform re-establishes the adjustment for inflation procedures in the Income Tax Law with the following rules: (i) inflation adjustment of new acquisitions and investments carried out from January 1, 2018 and onwards, considering the variation of the Internal Wholesale Price Index (in Spanish, Indice de Precios Internos al por Mayor or IPIM) supplied by the National Institute of Statistics and Censuses (in Spanish, Instituto Nacional de Estadística y Censos or INDEC); and (ii) the application of an integral inflation adjustment mechanism when, the variation of the IPIM is higher than 100% for the 36-month period before the end of the fiscal period.

Tax and accounting revaluation

Tax Reform establishes the possibility of upgrade certain assets that are part of the assets of taxpayers, in order to update their value, since de period of acquisition until 31/12/2017.

This revaluation is optional, and the amount of revaluation will be taxable at special rate 8% to 15%, depending on the type of property to be revalued.

VALUE ADDED TAX (VAT)

Investments Tax Returns

The return of tax credits originated in investments in fixed assets will be given, in case that, 6 months after their payment, have not been absorbed by fiscal debits generated by the activity.

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

Dividends

The gross amount of distributions that investors receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes. Dividends paid in Argentine Pesos will be included in an investor’s income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars.  A U.S. holder will have a tax basis in such Pesos for U.S. federal income tax purposes equal to the U.S. Dollar value on the date of such receipt. Any subsequent gain or loss in respect of such Pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income from U.S. sources for foreign tax credit purposes. If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2017 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2018 taxable year.

Because the common shares are not themselves listed on a U.S. exchange, dividends received with respect to the common shares may not be treated as qualified dividends. U.S. holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions of additional shares in respect of ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax, unless a U.S. Holder that receives the distribution has the right to receive cash or property, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.

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

Foreign Tax Credit Considerations

Investors should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits. If no such rules apply, a U.S. holder may be able to claim a credit against its U.S. federal income tax liability for Argentine income taxes withheld at the appropriate rate applicable to the U.S. holder from cash dividends on the ADSs if the tax is treated for U.S. federal income tax purposes as imposed on the U.S. holder, so long as the U.S. holder has owned the ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. If a gain realized on the sale or other disposition of ADSs is subject to withholding tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. It is unclear whether the Argentine personal assets tax (as described in “—Argentine Tax Considerations”) is treated as an income tax for U.S. federal income tax purposes. If the Argentine personal assets tax is not treated as an income tax for U.S. federal income tax purposes, a U.S. holder would be unable to claim a foreign tax credit for any Argentine personal assets tax withheld. A U.S. holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations.  The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involve the application of complex rules that depend on a U.S. holder’s particular circumstances. Investors should consult their own tax advisors regarding the creditability or deductibility of such taxes.

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

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of USD 50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Investors should consult their own tax advisors concerning the application of these rules to their particular circumstances.

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

Item 11.       Quantitative and Qualitative Disclosures about Market Risk

Market risk generally represents the risk that losses may occur in the value of financial instruments as a result of movements in interest rates, foreign currency exchange rates or commodity prices. We are exposed to changes in financial market conditions in the ordinary course of our business due to our use of certain financial instruments and to our execution of transactions in various foreign currencies.

As of December 31, 2017, we had no material exposure to commodity price risk, since they represented a minor part of our operating expenses. See Note 5 of our financial statements for further information.

Foreign Currency Risk

Our cash and deposits in U.S. Dollars amounted to U.S.$ 0.2 million as of December 31, 2017.

As of December 31, 2017, the potential loss to Edenor that would result from a hypothetical 10% change in foreign currency exchange rates, after giving effect to the impact of the change on our assets and liabilities denominated in foreign currency as of December 31, 2017, was approximately Ps. 329.8 million, primarily due to the increase in the principal amount of, and debt service payments on, our foreign currency indebtedness.

The Company does not currently hedge its exposure to currency risk. Therefore, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations.

Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2017 and 2016 -except for a loan applied for by the Company and granted by ICBC Bank as from October 2017 for a three-year term at a six-month Libor rate plus an initial 2.75% spread, which will be adjusted semi-annually by a quarter-point-, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the highest percentage of its indebtedness in instruments that accrue interest at fixed rates.

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	Year ended December 31,
	2017	2016
	(in millions of Pesos)
Fixed rate:
US dollar	3,321.5	2,823.3
Sobtotal loans at fixed rates:	3,321.5	2,823.3
Floating rate:
US dollar	941.4	-
Sobtotal loans at floating rates:	941.4	-
Total loans:	4,262.9	2,823.3

As of December 31, 2017, based on the simulations performed, a 1% increase/decrease in floating interest rates, with all the other variables remaining constant, would give rise a decrease/increase in the profit (loss) for the year of Ps. 2.1 million.

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

Item 15.       Controls and Procedures

a)       Disclosure Controls and Procedures.

Our management has evaluated, with the participation of our chief executive officer and chief      financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15e of the Securities Exchange Act of 1934 as of December 31, 2017.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation, management, including the chief executive officer and chief financial officer concluded that as of December 31, 2017, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) in Internal Control-Integrated Framework.  Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2017.

The effectiveness of the Company´s internal control over financial reporting as of December 31, 2017 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report, which is included herein.

c)        Attestation Report of the Registered Public Accounting Firm

Reference is made to the report of the Price Waterhouse & Co. S.R.L. on page F-102 of this annual report.

d)       Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.    Principal Accountant Fees and Services

Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers network) acted as our independent registered public accounting for the fiscal years ended December 31, 2017 and 2016. The chart below sets forth the services rendered to us by Price Waterhouse & Co. S.R.L. and the fees accrued in the last two years for those services (including related expenses), and breaks down these amounts by category of service in Pesos:

	Year ended December 31,
	2017	2016
Audit fees	7,480,023	5,756,278
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	7,480,023	5,756,278

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

Item 16F.    Change in Registrant’s Certifying Accountant

                Not applicable.

Item 16G.    Corporate Governance

Pursuant to Rule 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE), we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards.  Our corporate governance practices are governed by our bylaws, Argentine corporate and securities law (including the Argentine Corporations Law, the CML No. 26,386) and the regulations issued by the Argentine National Securities Commission (Comisión Nacional de Valores), such as the Corporate Governance Code CNV’s General Resolution No. 606/2012 (the “CGC”).

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

The CNV’s Regulations, specifically Article 11 of Section III, Chapter III, Title II, indicate the criteria for establishing independence of a director. They provide that any director who does any of the following is not independent:

(i)             Has been a member of the management body for the controlling entity or another company belonging to the same economic group of the issuer by a preexistent relationship to the moment of his/her election, or if said relationship had ceased to exist during the previous three years;

(ii)             Is associated to the issuer or any of its shareholders that have significant participation, directly or indirectly, with the issuer; or with companies with which they have significant participation, directly or indirectly; or if he/she was associated to them by an employment relationship for the past three years;

(iii)           Has professional relationships or is affiliated to a professional organization or entity that maintains a frequent professional relationship of such nature and of relevant volume with, or that entitles him or she to a remuneration or fees (different from those corresponding to the functions that he/she fulfils in the management body), from the issuer, the issuer´s shareholders that have directly or indirectly "significant participations" or with companies in which these too have, directly or indirectly, "significant participations". This prohibition comprises the professional relationships and affiliation during the last three years prior to his/hers appointment as director;

(iv)           Holds FIVE percent (5%) or more, directly or indirectly, of shares attached with voting rights and/or capital stock of the issuer or any company with a "significant participation" in it;

(v)            Directly or indirectly, sells and/or provides goods and/or services – different from those accounted for in subsection c) – frequently and in such nature and volume relevant to the issuer or its shareholders that have a "significant participation" with it, directly or indirectly, for which he or she has perceived amounts substantially superior to those perceived for his or her functions as a member of the management body. This prohibition comprises the commercial relationships that took place during the last three years prior to his/her appointment as director;

(vi)         Has been director, manager, administrator or principal executive of nonprofit organizations that have been benefited from funds proceeding from the company, its controlling company and any other company belonging to the same organization, by an amount superior to those described in article 12 subsection I) of the Resolution UIF Nº 30/2011 and its amendments thereto;

(vii)        Receives any payment, including the participation in plans or stock option schemes, from the company or from another company belonging to the same economic group, other than the compensation paid as a member of the board of directors, except dividends paid as a shareholder of the company in the terms of paragraph d) and the corresponding to the consideration described in paragraph e);

(viii)       Has been a director for the issuer, the controlling entity or another company belonging to the same economic group of the issuer for more than ten years. If said relationship had ceased to exist during the previous three years, the independent condition will be recovered;

(ix)         Is spouse or a legally recognized partner, up to the third grade of consanguinity or second grade of affinity, of the members of the management body of the company that do not comply with the conditions described in the previous points;

(x)         Is a member of the board of directors or supervisory committee in one or more companies registered as negotiating agent, liquidation and compensation agent and/or broker of negotiable securities, that are members of the respective stock exchange market or are linked by a dependency relationship with members of such stock exchange market; and

(xi)         Maintains, directly or indirectly, a significant participation in one or more companies registered as negotiating agent, liquidation and compensation agent and/or broker of negotiable securities, which are members of the stock exchange market.

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

Law No. 26,831 (CML) requires Edenor to provide governance-related information in the annual reports to the CNV, including information relating to the decision- making organization (corporate governance), the company’s internal control system, norms for director and management compensation, and any other compensation system applying to board members and managers.  All relevant information provided by the Company to the CNV is sent through the CNV’s electronic financial reporting database and may be viewed by the public on the CNV website.

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

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima
/s/ Leandro Carlos Montero
Date: April 26, 2018	Name: Leandro Carlos Montero Title: Chief Financial Officer

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

Management conducted an evaluation of the effectiveness of Edenor S.A.’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013 Based on such evaluation, Management concluded that the Edenor S.A.’s internal control over financial reporting was effective as of December 31, 2017. The effectiveness of Edenor S.A.’s internal control over financial reporting as of December 31, 2017 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which accompanies this report.

Date: March 7, 2018

/S/ RICARDO TORRES	/S/ LEANDRO CARLOS MONTERO
Ricardo Torres Chief Executive Officer	Leandro Montero Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Empresa Distribuidora y Comercializadora Norte
Sociedad Anónima (Edenor S.A.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying balance sheets of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter, Edenor S.A.) as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, including the related notes and financial statement schedules listed in the accompanying index (collectively referred to as the “financial statements”).  We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on Internal Control over Financial Reporting.  Our responsibility is to express opinions on the Company’s financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Emphasis of Matter

Without qualifying our opinion, we draw the attention to the situation explained in Note 1 to the financial statements in relation to the economic and financial situation of Edenor S.A.

Definition and Limitations of Internal Control over Financial Reporting

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

Autonomous City of Buenos Aires, Argentina.
March 7, 2018.

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/Reinaldo Sergio Cravero (Partner)

We have served as the Company’s auditor since 2006.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017, 2016 AND 2015

PRESENTED IN COMPARATIVE FORM

(Stated in thousands of pesos)

FINANCIAL STATEMENTS 2017

Legal Information		1
Statement of Financial Position		2
Statement of Comprehensive Income		4
Statement of Changes in Equity		5
Statement of Cash Flows		6

Notes to the Financial Statements:
1 |	General information	8
2 |	Regulatory framework	9
3 |	Basis of preparation	21
4 |	Accounting policies	22
5 |	Financial risk management	34
6 |	Critical accounting estimates and judgments	42
7 |	Interest in joint venture	44
8 |	Contingencies and lawsuits	44
9 |	Property, plant and equipment	48
10 |	Financial instruments	50
11 |	Other receivables	53
12 |	Trade receivables	54
13 |	Financial assets at fair value through profit or loss	55
14 |	Financial assets at amortized cost	55
15 |	Inventories	55
16 |	Cash and cash equivalents	55
17 |	Share capital and additional paid-in capital	55
18 |	Allocation of profits	56
19 |	Trade payables	57
20 |	Other payables	57
21 |	Deferred revenue	58
22 |	Borrowings	58
23 |	Salaries and social security taxes payable	60
24 |	Benefit plans	61
25 |	The Company’s Share-based Compensation Plan	63
26 |	Income tax and tax on minimum presumed income / Deferred tax	64
27 |	Income tax / Tax on minimum presumed income payable, net	67
28 |	Tax liabilities	67
29 |	Assignments of use	68
30 |	Provisions	69
31 |	Revenue from sales	69
32 |	Expenses by nature	69
33 |	Other operating expense, net	71
34 |	Net financial expense	71
35 |	Basic and diluted earnings (loss) per share	72
36 |	Related-party transactions	72
37 |	Trust for the Management of Electric Power Transmission Works	75
38 |	Electric works Arrangement - Agreement for the supply of electric power to Mitre and Sarmiento railway lines	75
39 |	Construction works - San Miguel and San Martín Transformer Centers	76
40 |	Agreement for the execution of works - La Matanza Municipality	76
41 |	Request for Removal of facilities to carry out expansion works in Jorge Newbery Airport Southern Head Station	76
42 |	Safekeeping of documentation	77
43 |	Parent company merger process	77
44 |	Ordinary and Extraordinary Shareholders’ Meeting	78

Independent Auditors’ Report
Supervisory Committee’s Report

FINANCIAL STATEMENTS 2017

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial Statements.

Terms	Definitions
ANAC	Administración Nacional de Aviación Civil
ANSES	Administración Nacional de la Seguridad Social
BICE	Banco de Inversión y Comercio Exterior
BNA	Bank of the Argentine Nation
BCRA	Central Bank of Argentina
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico
(the company in charge of the regulation and operation of the wholesale electricity market)
IFRIC	International Financial Reporting Interpretations Committee
CNV	National Securities Commission
CPD	Company’s own distribution costs
CTLL	Central Térmica Loma de la Lata S.A.
CTG	CTG Energía S.A.
CYCSA	Comunicaciones y Consumos S.A.
EASA	Electricidad Argentina S.A.
Edenor S.A	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur S.A	Empresa Distribuidora Sur S.A.
EG3	EG3 Red S.A.
ENARSA	Energía Argentina S.A
ENRE	National Regulatory Authority for the Distribution of Electricity
FOCEDE	Fund for Electric Power Distribution Expansion and Consolidation Works
FOTAE	Trust for the Management of Electric Power Transmission Works
ICBC	Industrial and Commercial Bank of China
IAS	International Accounting Standards
IASB	Accounting Standards Board
IEASA	IEASA S.A.
IFRS	International Financial Reporting Standards
INDISA	INDISA S.A.
INNISA	Inversora Nihuiles S.A.
IPB	IPB Fiduciaria S.A.
IPC	Domestic consumer price index
IPIM	Domestic wholesale price index
ITCRM	Multilateral real exchange rate index
MEM	Wholesale Electricity Market
MINEM	Energy and Mining Ministry
MMC	Cost Monitoring Mechanism
MPFIPyS	Ministry of Federal Planning, Public Investment and Services
OSV	Orígenes Seguros de Vida S.A.
PEN	Federal Government
PEPASA	Petrolera Pampa S.A.
PESA	Pampa Energía S.A.
PPII	Petro Pars Isatis Iranian
PUREE	Program for the Rational Use of Electric Power
PYSSA	Préstamos y Servicios S.A.
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SEE	Electric Energy Secretariat
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
VAD	Distribution Added Value

FINANCIAL STATEMENTS 2017

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

Parent company: EASA – See Note 43

Legal address: 1 Maipú Street, City of Buenos Aires

Main business of the parent company:  Investment in Edenor S.A.’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.44%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2017

Class of shares	Subscribed and paid-in (See Note 17)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)     Includes 7,794,168 and 9,412,500 treasury shares as of December 31, 2017 and 2016, respectively.

(2)     Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

FINANCIAL STATEMENTS 2017

Edenor S.A.

Statement of Financial Position

as of December 31, 2017 and 2016

(Stated in thousands of pesos)

	Note	12.31.17	12.31.16
ASSETS
Non-current assets
Property, plant and equipment	9	14,812,021	11,196,990
Interest in joint ventures	7	424	435
Deferred tax asset	26	1,187,021	1,019,018
Other receivables	11	42,447	50,492
Financial assets at amortized cost	14	-	44,429
Total non-current assets		16,041,913	12,311,364

Current assets
Inventories	15	391,904	287,810
Other receivables	11	200,617	179,308
Trade receivables	12	5,678,857	3,901,060
Financial assets at fair value through profit or loss	13	2,897,258	1,993,915
Financial assets at amortized cost	14	11,498	1,511
Cash and cash equivalents	16	82,860	258,562
Total current assets		9,262,994	6,622,166
TOTAL ASSETS		25,304,907	18,933,530

FINANCIAL STATEMENTS 2017

Edenor S.A.

Statement of Financial Position

as of December 31, 2017 and 2016 (continued)

(Stated in thousands of pesos)

	Note	12.31.17	12.31.16
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	17	898,661	897,043
Adjustment to share capital	17	399,495	397,716
Additional paid-in capital	17	31,565	3,452
Treasury stock	17	7,794	9,412
Adjustment to treasury stock	17	8,568	10,347
Legal reserve		73,275	73,275
Opcional reserve		176,061	176,061
Other reserve		-	20,346
Other comprehensive loss		(28,097)	(37,172)
Accumulated losses		(506,458)	(1,188,648)
TOTAL EQUITY		1,060,864	361,832

LIABILITIES
Non-current liabilities
Trade payables	19	240,900	232,912
Other payables	20	6,034,228	5,103,326
Borrowings	22	4,191,666	2,769,599
Deferred revenue	21	194,629	199,990
Salaries and social security payable	23	119,655	94,317
Benefit plans	24	323,564	266,087
Tax liabilities	28	-	680
Provisions	30	598,087	341,357
Total non-current liabilities		11,702,729	9,008,268
Current liabilities
Trade payables	19	9,195,303	6,821,061
Other payables	20	370,395	134,759
Borrowings	22	71,205	53,684
Derivative financial instruments	22	197	-
Deferred revenue	21	3,360	764
Salaries and social security payable	23	1,220,051	1,032,187
Benefit plans	24	31,407	33,370
Tax payable	27	466,683	155,205
Tax liabilities	28	1,053,455	1,244,488
Provisions	30	129,258	87,912
Total current liabilities		12,541,314	9,563,430
TOTAL LIABILITIES		24,244,043	18,571,698

TOTAL LIABILITIES AND EQUITY		25,304,907	18,933,530

The accompanying notes are an integral part of the Financial Statements.

FINANCIAL STATEMENTS 2017

Edenor S.A.

Statement of Comprehensive Income (loss)

for the years ended December 31, 2017, 2016 and 2015

(Stated in thousands of pesos)

	Note	12.31.17	12.31.16	12.31.15

Revenue	31	24,340,002	13,079,609	3,802,162
Electric power purchases		(12,825,610)	(6,060,333)	(2,021,981)
Subtotal		11,514,392	7,019,276	1,780,181
Transmission and distribution expenses	32	(4,828,907)	(6,147,214)	(3,153,664)
Gross gain		6,685,485	872,062	(1,373,483)
				-
Selling expenses	32	(2,078,916)	(1,616,696)	(832,806)
Administrative expenses	32	(1,450,636)	(1,162,325)	(706,091)
Other operating expense, net	33	(661,422)	(376,020)	(422,546)
Loss / Gain from interest in joint ventures		(11)	2	1
Operating profit/(loss) before income from provisional remedies, higer costs recognition and SE Resolution N° 32/15		2,494,500	(2,282,977)	(3,334,925)
				-
Recognition of income – provisional remedies – MINEM Note 2016-04484723		-	1,125,617	-
Income recognition on account of the RTI - SEE Resolution N° 32/15		-	419,732	5,025,114
Higher cost recognition – SEE Resolution N° 250/13 and subsequent Notes		-	81,512	551,498
Operating profit (loss)		2,494,500	(656,116)	2,241,687
				-
Financial income	34	272,251	196,754	96,225
Financial expenses	34	(1,541,462)	(1,444,882)	(450,016)
Other financial results	34	(101,949)	(27,466)	(561,723)
Net financial expense		(1,371,160)	(1,275,594)	(915,514)
Profit (loss) before taxes		1,123,340	(1,931,710)	1,326,173
				-
Income tax	26	(441,150)	743,062	(183,730)
Profit (loss) for the year		682,190	(1,188,648)	1,142,443

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	24	13,962	7,817	(3,678)
Tax effect of actuarial profit on benefit plans		(4,887)	(2,736)	1,287
Total other comprehensive results		9,075	5,081	(2,391)

Comprehensive income for the year attributable to:
Owners of the parent		691,265	(1,183,567)	1,140,052
Comprehensive profit (loss) for the year		691,265	(1,183,567)	1,140,052

Basic and diluted earnings profit (loss) per share:
Basic and diluted earnings profit (loss) per share	35	0.76	(1.33)	1.27

The accompanying notes are an integral part of the Financial Statements.

FINANCIAL STATEMENTS 2017

Edenor S.A.

Statement of Changes in Equity

for the years ended December 31, 2017, 2016 and 2015

(Stated in thousands of pesos)

	Share capital	Adjustment to share capital	Treasury stock	Adjust-ment to treasury stock	Additional paid-in capital	Legal reserve	Opcional reserve	Other reserve	Other comprehesive loss	Accumulated income (deficit)	Total equity
Balance at December 31, 2014	897,043	397,716	9,412	10,347	3,452	-	-	-	(39,862)	(893,107)	385,001
Profit for the year	-	-	-	-	-	-	-	-	-	1,142,443	1,142,443
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(2,391)	-	(2,391)
Balance at December 31, 2015	897,043	397,716	9,412	10,347	3,452	-	-	-	(42,253)	249,336	1,525,053

Ordinary and Extraordinary Shareholders’ Meeting held on 04.28.2016	-	-	-	-	-	73,275	176,061	-	-	(249,336)	-
Other reserve constitution - Share-bases compensation plan (Note 25)	-	-	-	-	-	-	-	20,346	-	-	20,346
Loss for the year	-	-	-	-	-	-	-	-	-	(1,188,648)	(1,188,648)
Other comprehensive results for the year	-	-	-	-	-	-	-	-	5,081	-	5,081
Balance at December 31, 2016	897,043	397,716	9,412	10,347	3,452	73,275	176,061	20,346	(37,172)	(1,188,648)	361,832
Increase of Other reserve constitution - Share-bases compensation plan (Note 25)	-	-	-	-	-	-	-	7,767	-	-	7,767
Payment of Other reserve constitution - Share-bases compensation plan (Note 25)	1,618	1,779	(1,618)	(1,779)	28,113	-	-	(28,113)	-	-	-
Profit for the year	-	-	-	-	-	-	-	-	-	682,190	682,190
Other comprehensive results for the year	-	-	-	-	-	-	-	-	9,075	-	9,075
Balance at December 31, 2017	898,661	399,495	7,794	8,568	31,565	73,275	176,061	-	(28,097)	(506,458)	1,060,864

The accompanying notes are an integral part of the Financial Statements.

FINANCIAL STATEMENTS 2017

Edenor S.A.

Statement of Cash Flows

for the years ended December 31, 2017, 2016 and 2015

(Stated in thousands of pesos)

	Note	12.31.17	12.31.16	12.31.15
Cash flows from operating activities
Profit (Loss) for the year		682,190	(1,188,648)	1,142,443

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	32	430,306	351,582	281,407
Loss on disposals of property, plants and equipments		10,540	40,466	3,513
Net accrued interest	34	1,267,996	1,244,911	333,674
Exchange difference	34	382,004	417,708	894,773
Income tax	26	441,150	(743,062)	183,730
Allowance for the impairment of trade and other receivables, net of recovery	32	235,053	227,692	24,084
Adjustment to present value of receivables	34	292	(2,884)	(5,387)
Provision for contingencies	33	337,989	151,047	226,449
Other expenses - FOCEDE	33	-	14,653	59,563
Changes in fair value of financial assets	34	(296,347)	(404,173)	(323,610)
Accrual of benefit plans	24	107,789	105,405	89,254
Gain from interest in joint ventures		11	(2)	(1)
Higher cost recognition – SEE Resolution 250/13 and subsequent Notes		-	(81,512)	(551,498)
Income recognition on account of the RTI - SE Resolution 32/15		-	(419,732)	(495,516)
Recognition of income – provisional remedies – MINEM Note 2016-04484723		-	(1,125,617)	-
Net gain from the repurchase of Corporate Bonds	34	-	(42)	-
Income from non-reimbursable customer contributions	33	(2,764)	(764)	(764)
Other reserve constitution - Share bases compensation plan	25	7,767	20,346	-
Changes in operating assets and liabilities:				-
Increase in trade receivables		(1,748,294)	(2,973,819)	(40,557)
Decrease in other receivables		19,026	1,063,480	375,620
Increase in inventories		(23,185)	(152,943)	(60,898)
Increase in deferred revenue		-	46,938	45,490
Increase in trade payables		1,512,998	2,780,940	911,880
Increase in salaries and social security payable		213,201	313,334	139,663
Decrease in benefit plans		(38,314)	(30,809)	(21,177)
(Decrease) Increase in tax liabilities		(248,323)	990,223	(140,955)
Increase in other payables		296,769	2,338,437	(62,125)
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)		-	-	25,612
Decrease in provisions	30	(39,913)	(51,840)	(32,550)
Payment of Tax payable		(264,642)	-	-
Net cash flows generated by operating activities		3,283,299	2,931,315	3,002,117

FINANCIAL STATEMENTS 2017

Edenor S.A.

Statement of Cash Flows

for the years ended December 31, 2017, 2016 and 2015 (continued)

(Stated in thousands of pesos)

	Note	12.31.17	12.31.16	12.31.15
Cash flows from investing activities
Payment of property, plants and equipments		(3,632,181)	(2,474,600)	(2,095,532)
Collection of Financial assets		1,983,087	230,659	385,505
Payments of Financial assets		(2,669,496)	(212,936)	(726,636)
Redemtion net of money market funds		235,839	71,397	(670,906)
Collection of receivables from sale of subsidiaries		36,315	11,975	4,272
Net cash flows used in investing activities		(4,046,436)	(2,373,505)	(3,103,297)

Cash flows from financing activities
Proceeds from borrowings	22	870,900	-	-
Payment of principal on loans	22	(283,423)	(265,950)	(172,923)
Proceeds from Salaries mutuum		-	-	214,894
Repurchase of corporate notes	22	-	(4,866)	-
Payment of redemption on corporate notes	22	-	(221,846)	-
Net cash flows generated by (used in) financing activities		587,477	(492,662)	41,971

(Decrease) Increase in cash and cash equivalents		(175,660)	65,148	(59,209)

Cash and cash equivalents at the beginning of year	16	258,562	128,952	179,080
Exchange differences in cash and cash equivalents		(42)	64,462	9,081
(Decrease) Increase in cash and cash equivalents		(175,660)	65,148	(59,209)
Cash and cash equivalents at the end of the year	16	82,860	258,562	128,952

Supplemental cash flows information
Non-cash activities

Financial costs capitalized in property, plants and equipments	9	(313,704)	(189,656)	(255,932)

Acquisitions of property, plant and equipment through increased trade payables		(396,657)	(205,756)	(166,763)

Offsetting of PUREE-related liability against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)		-	-	10,619
Increase from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)		-	-	158,081
Decrease from offset of other liabilities with CAMMESA for loans for consumption (Mutuums) granted for higher salary costs (SE Resolution 32/15)		-	-	(495,516)
Amounts received from CAMMESA through FOCEDE		-	-	723,616

The accompanying notes are an integral part of the Financial Statements.

FINANCIAL STATEMENTS 2017

NOTES

Note 1 |    General information

History and development of the Company

Edenor S.A. was organized on July 21, 1992 by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

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

The Company’s economic and financial situation

The measures adopted by the Federal Government, aimed at resolving the electricity rate situation of the electric power sector during 2016, together with the application of the RTI as from February 1, 2017 are making it possible to gradually restore the Company’s economic and financial position; therefore, the Company’s Board of Directors is optimistic that the new electricity rates will result in the Company’s operating once again under a regulatory framework with clear and precise rules, which will make it possible to not only cover the operation costs, afford the investment plans and meet debt interest payments, but also deal with the impact of the different variables that affect the Company’s business.

As of December 31, 2017, comprehensive income is a gain of $ 691.3 million, while working capital amounts to $ 3,3 billion -deficit-, which includes the amount owed to CAMMESA for $ 4,7 billion (principal plus interest accrued as of December 31, 2017).

The Company’s equity and negative working capital reflect the deteriorated financial and cash position the Company still has as a consequence of both the Federal Government’s delay in the compliance with certain obligations under the Adjustment Agreement and the constant increase in operating costs in prior fiscal years, which the Company absorbed in order to comply with the execution of the investment plan and the carrying out of the essential operation and maintenance works necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and safety.

FINANCIAL STATEMENTS 2017

NOTES

Despite the previously described progress achieved with regard to the completion of the RTI process, at the date of issuance of these financial statements, the definitive treatment to be given, by the ME&M, to the effects resulting from the non-compliance with the Adjustment Agreement, including the level of penaties, the remaining balances whit CAMMESA and other effects caused by the partial measures adopted, has yet to be defined.

These issues, among other, are the following:

i)       the treatment to be given to the funds received from the Federal Government through the loans for consumption (mutuums) agreements entered into with CAMMESA for the fulfillment of the Extraordinary Investment Plan, granted to cover the insufficiency of the FOCEDE’s funds;

ii)      the conditions for the settlement of the balance outstanding with CAMMESA at the date of issuance of SEE Resolution No. 32/15;

iii)     the treatment to be given to the Penalties and Discounts whose payment/crediting is pending, determined by the ENRE, under the terms and during the term of validity of the Agreement Act unfulfilled by the National State.

In this regard, on April 26, 2017 the Company was notified that the ME&M had provided that, upon completion of the RTI process, the SEE -with the participation of the Under-Secretariat for Tariff Policy Coordination and the ENRE-, was to determine in a term of 120 days whether any pending obligations existed until the effective date of the electricity rate schedules resulting from the RTI and in connection with the Adjustment Agreement entered into on February 13, 2006. In such a case, the treatment to be given to those obligations was also to be determined. The Company has submitted the information requested by the ME&M in the framework of this requirement. At the date of issuance of these financial statements such situation is still pending resolution.

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

FINANCIAL STATEMENTS 2017

NOTES

Furthermore, the Concession Agreement may be rescinded in the event of the Distribution Company’s undergoing bankruptcy proceedings. Additionally, if the Grantor of the Concession fails to discharge its obligations in such a manner that the Distribution Company is prevented from providing the Service or the Service is severely affected on a permanent basis, the Distribution Company may request, after demanding the regularization of such situation in a term of 90 days, that the agreement be rescinded. At the date of issuance of these financial statements, there have been no events of non-compliance by the Company that could be regarded as included within the scope of this situation.

b)   Concession

The term of the concession is 95 years, which may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years each. At the end of each management period, the Class “A” shares representing 51% of the share capital of Edenor S.A., currently held by EASA, must be offered for sale through a public bidding (Note 43). If EASA makes the highest bid, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if EASA is not the highest bidder, then the bidder who makes the highest bid shall pay EASA the amount of the bid in accordance with the conditions of the public bidding.  The proceeds from the sale of the Class “A” shares will be delivered to EASA after deducting any amounts receivable to which the Grantor of the concession may be entitled. The first management period ended at the conclusion of the tariff period commenced on February 1, 2017 (5 years).

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

In this regard, the ME&M is instructed to prepare, launch and implement a plan of action for the electricity generation, transmission and distribution segments at national level with the aim of adjusting the quality and safety of the electricity supply and guaranteeing the provision of the electricity public service under adequate economic and technical conditions.

FINANCIAL STATEMENTS 2017

NOTES

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

v)      the carrying out of an RTI which will result in a new tariff structure that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the ENRE will be in charge of such review;

vi)     the implementation of a minimum investment plan in the electric network for an amount of $ 178.8 million to be fulfilled by the Company during 2006, plus an additional investment of $ 25.5 million should it be required;

vii)    the adjustment of the penalties imposed by the ENRE that are payable to customers by way of discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect through the date on which they are effectively paid, using, for such purpose, the average increase recorded in the Company’s own distribution costs as a result of the increases and adjustments granted at each date;

viii)   the waiver of the penalties imposed by the ENRE that are payable to the Federal Government, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

The payment term of the penalties imposed by the ENRE, which are described in paragraph vii) above, is 180 days after the approval of the RTI in 14 semiannual installments. Those discounts have been early made as from December 2015.

FINANCIAL STATEMENTS 2017

NOTES

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

II.            Breach of Adjustment Agreement

With the aim of ensuring the viability of the electricity supply continuity, safety and quality, the Adjustment Agreement provided for the creation of a Temporary Tariff Structure, pursuant to which the increase in the Company’s costs would be recognized -during the period the RTT remained in effect- on a semiannual basis by means of the cost monitoring mechanism (MMC), and laid down the conditions for the RTI. That mechanism was only applied in the first three six-month periods, after which the Federal Government (through its different agencies) systematically failed to comply with the obligations assumed.

By means of ME&M Resolutions Nos. 6 and 7/16, and as from February 1, 2016, the current electricity rate schedule of Distribution companies is readjusted within the framework of the Temporary Tariff Structure, which is the adjustment of the existing electricity rate schedules by applying thereto the semiannual readjustment that was pending.

Additionally, the aforementioned ME&M Resolution No. 7/16 instructs the ENRE to carry out the RTI.

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

Although in the last years, the Grantor of the Concession adopted palliative measures –previously described in this Note – to allow for the operations to continue, such measures were partial and considered neither all the variables nor the essential elements of the rights and obligations deriving from the Concession Agreement.

By means of ME&M Resolucion No. 6/16, which defines the seasonal reference prices, the MEM summer quarterly rescheduling relating to the February 1-April 30, 2016 period is carried out. Additionally, it defines the social tariff for all the residential customer demand.

By means of ME&M Resolucion No. 7/16:

•         SEE Resolution No. 32/15 was repealed and the ENRE was instructed to adopt measures, within its field of competence, to finish the RTI. This resolution granted the Company a temporary increase in income as from February 2015, and on account of the RTI, in order for the Company to cover the expenses and afford the investments associated with the normal provision of the service. As a consequence of that which has been previously described, as of December 31, 2016, it has recognized $ 419.7 million, which has been disclosed in the Recognition of income on account of the RTI – SEE Resolution No. 32/15 line item of the Statement of Comprehensive Income.

FINANCIAL STATEMENTS 2017

NOTES

•         the ENRE is instructed to adjust the VAD in electricity rate schedules, on account of the RTI, and to take all the necessary steps to carry out the RTI before December 31, 2016.

•         the following was also provided for: (i) the cancellation of the PUREE (Note 2.c).IV – financial statements as of December 31, 2016). As of December 31, 2016, the Company has recognized a total of $ 82 million for this concept, which is disclosed in the Higher costs recognition – SEE Resolution No. 250/13 and Subsequent notes line item of the Statement of Comprehensive Income; (ii) the revocation of SEE Resolution No. 32/15 as from the date on which the ENRE’s Resolution that implements the electricity rate schedule comes into effect (Note 2.c).VII - financial statements as of December 31, 2016); (iii) the suspension until further instruction of all the effects of the loans for consumption (mutuums) agreements entered into by and between the Distribution companies and CAMMESA (Note 2.c).VI – financial statements as of December 31, 2016); (iv) the implementation of the necessary actions to end the trusts created by ENRE Resolution No. 347/12 (Note 2.c).V - financial statements as of December 31, 2016); (v) the restriction on the distribution of dividends in accordance with the provisions of clause 7.4 of the Adjustment Agreement (Note 18).

Additionally, by means of ENRE Resolution No. 290/16, applicable to Edenor S.A. and Edesur S.A., the ENRE instructed Distribution companies to eliminate the six per thousand surcharge established by Section 1 of Law No. 23,681, as from the billings that include meter-reading dates subsequent to the date on which Decree No. 695/16 came into effect, inasmuch as both the interconnection construction works and the transfers of funds duly made by the Federal Government in favor of the province of Santa Cruz, have been complied with.

To that end, on April 1, 2016, the ENRE issued Resolution No. 55/16, whereby the program for the Review of the distribution tariff, which was carried out in 2016, was approved.

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

On January 31, 2017, the ENRE issued Resolution No. 63/17, pursuant to which it determined the definitive Electricity Rate Schedules, the review of costs, the required quality levels, and all the other rights and obligations that are to be applied and complied with by the Company as from February 1, 2017. The above-mentioned regulation was amended by the ENRE by means of the issuance of Resolutions Nos. 81/17, 82/17, and 92/17, and Note No. 124,898.

The aforementioned Resolution No. 63/17 states that the ENRE, as instructed by the ME&M, shall limit the increase in the VAD resulting from the RTI process and applicable as from February 1, 2017, to a maximum of 42% vis-á-vis the VAD in effect at the date of issuance of the aforementioned resolution, with the remaining value of the new VAD being applied in two stages, the first of them in November 2017 and the second and last one in February 2018.

FINANCIAL STATEMENTS 2017

NOTES

In addition to that which has been mentioned, the ENRE shall recognize and allow the Company to bill the VAD difference arising as a consequence of the gradual application of the tariff increase recognized in the RTI in 48 installments as from February 1, 2018, which will be incorporated into the VAD’s value resulting as of that date.

As of December 31, 2017, the amount arising from such deferred income and not recognized by the Company in these financial statements amounts approximately to $ 4.9 billion.

Moreover, the aforementioned Resolution ENRE N° 63/17 sets forth the procedure for determining the mechanism for monitoring the variation of the CPD, whose “trigger clause” will be applicable when the variation recorded in the six-month period being controlled exceeds 5%. In this regard, in August 2017, having the condition for the trigger clause to apply been met, the Company requested that it be allowed to apply the variation recorded in the CPD in the first January–June 2017 six-month control period, which amounted to 11.63%.

Additionally, ENRE Resolution No. 329/17 determines the procedure to be applied for the billing of the deferred income, stating that those amounts will be adjusted as of February 2018, applying for such purpose the Methodology for the Redetermination of the Company’s Recognized Own Distribution Costs set forth in caption c2) of Sub-Appendix II to ENRE Resolution No. 63/17, and billed in 48 installments as from February 1, 2018.

By means of Resolution No. 526/17, the ENRE calls a public hearing to be held on November 17, 2017 with the purpose of informing about the impact on the Company’s customer bills of the measures to be implemented by the ME&M as a result of the public hearing that such Ministry has called (ME&M Resolution 403-E/2017) in relation to: (i) the new power and energy reference prices in the MEM relating to the 2017-2018 summer period; (ii) the stimulus plan that rewards electric power-savings; (iii) the social tariff, and; (iv) the electric power distribution methodology.

As a consequence of that which has been previously mentioned, by means of ENRE Note 128,399, the Company was informed that the ME&M had instructed the ENRE to postpone until December 1, 2017 the application of the tariff increase established in the RTI for November 1, with the result of such increase being recognized in real terms, using for such purpose the adjustment mechanism provided for in ENRE Resolution No. 63/17.

Furthermore, with regard to the deferral of the collection of the CPD adjustment that was to be applied as from August 2017, it is instructed that in order for such adjustment to be recognized in real terms, such concept shall be applied as from December 1, 2017, using also the adjustment mechanism mentioned in the preceding paragraph.

On November 30, 2017, by means of Resolution No. 603/17, the ENRE approved the CPD values, applicable as from December 1, 2017, and retroactively to consumption recorded in the months of August through November 2017. That amount totals $ 753.9 million and was billed in two installments, December 2017 and January 2018. Additionally, the Electricity Rate Schedule’s values, applicable as from December 1, 2017, were approved.

On January 31, 2018, the ENRE issued Resolution No. 33/18 whereby it approves the values of CPD, the values of the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 329/17, and the values of the Company’s electricity rate schedule applicable to consumption recorded as from February 1, 2018. Additionally, it is informed that the average electricity rate value amounts to 2.4627 $/KWh.

FINANCIAL STATEMENTS 2017

NOTES

IV.           Extraordinary Investment Plan - Temporary insufficiency of the revenue deriving from the FOCEDE

Due to the measures adopted by the Ministry of Planning and the fact that the FOCEDE’s funds were insufficient to cover the estimated disbursements under the Investment Plan, the Company has requested of the respective authorities that it be provided with funding assistance, which has been called Extraordinary Investment Plan.

Consequently, on September 26, 2014, the SEE, by Resolution No. 65/14, instructed CAMMESA to enter into a Loan for consumption (Mutuum) and assignment of secured receivables agreement with the Company for a total of $ 500 million to cover the Extraordinary Investment Plan as a consequence of the temporary insufficiency of the revenue deriving from Resolution No. 347/12, mentioned in caption V of this note. The aforementioned agreement was entered into on September 30, 2014. On December 18, 2014, said agreement was extended, as instructed by the SEE to CAMMESA, for an additional amount of $ 159.4 million.

In fiscal year 2015, the loan for consumption (mutuum) agreement was extended, as instructed by the SEE to CAMMESA, for an additional amount of $ 2.2 billion.

As of December 31, 2017, the debt related to this concept amounts to $ 1.9 billion (comprised of $ 1.2 billion principal and $ 638 million in accrued interest) which is disclosed in the Other non-current payables account.

Furthermore, as security for the performance of the obligations assumed and the repayment of the funds granted, the Company agreed to assign and transfer in favor of CAMMESA, as from the end of the grace period that the SEE will estipulate along with the methodology and terms for the reimbursement of the funds, the amounts receivable which the Company may have with the MEM up to the actual amount of the funds granted. At the date of issuance of these financial statements, the Company does not have any amount receivable with the MEM.

•         Additional recognition – Investment Plan

As instructed by ME&M Resolution No. 7/16, as from February 1, 2016 CAMMESA suspended all the effects of the loans for consumption (mutuums) agreements entered into, as well as the transfers of resources to Distribution companies on behalf and to the order of the FOCEDE. As previously mentioned, the new Works Plan will be exclusively financed with the funds collected from users.

On October 4, 2017, by means of Resolution No. 840-E/17, the ME&M recognized in favor of the Company an amount of $ 323.4 million for the works carried out prior to the ending of the FOCEDE, requiring as a condition for such recognition to take place that the Company notify both the Electric Power Secretariat and the ENRE of its decision to not only abandon any and all administrative and/or judicial claims filed, but also waive its right to any other future claim against the Federal Government, the ME&M, the SEE, the ENRE and/or CAMMESA based on the FOCEDE.

In this regard, on October 9, 2017, the Company expressed that it had no administrative or judicial claims against such institutions on the aforementioned ground, and that the recourse (“recurso directo”) filed in 2015 against ENRE’s Resolution No. 356/14, pursuant to which a fine had been imposed on the Company due to the non-application of the FOCEDE’s remaining funds in due time, was not considered within the scope of such requirement.

FINANCIAL STATEMENTS 2017

NOTES

V.            Provisional remedies

At during 2016, the Company has been notified by several courts of the Province of Buenos Aires of the granting of provisional remedies requested by different customers, both individuals and groups of consumers, which all together accounted for more than 30% of the Company’s sales, ordering the suspension of ME&M Resolutions Nos. 6 and 7/16 and ENRE Resolution No. 1/16 (authorizing tariff increases), retroactively to the date on which such resolutions came into effect, i.e. February 2016.

These measures required the Company to refrain from billing with the tariff increase and to reimburse the amounts of the increases already collected by means of a credit in the customers’ accounts.

In this regard, on December 26, 2016, CAMMESA notified the Company that, as instructed by the ME&M, Note No. 2016 04484723, it would issue credit notes for the negative effects generated by the provisional remedies that affected:

•       the application of the seasonal prices set by ME&M Resolutions Nos. 6 and 41/16, for the periods pending as of that date; and

•       the application of the electricity rates set by ENRE Resolution No. 1/16.

Once the conditions and time frames for the billing of the concepts covered by the above-mentioned provisional remedies have been set out by the ENRE, the Company will issue the bills to its customers and transfer those values to CAMMESA.

The total effects of the credit notes issued for these concepts are detailed below:

	Res. MEyM N° 6	Res. ENRE
	y 41 /16	N° 1/16
Payables for purchase of electricity - CAMMESA	(270)	(1,126)
Purchase of electricity	270	-
Income recognition of Note MEyM N° 2016-04484723	-	(1,126)

Additionally, based on the credit notes issued, CAMMESA has credited the interest amounts billed commensurate with the extent thereof.

FINANCIAL STATEMENTS 2017

NOTES

d)   Framework agreement

On January 10, 1994, the Company, together with Edesur S.A., the Federal Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which the Company was to supply electricity to low-income areas and shantytowns.

The approval of the extension of the Framework Agreement until September 30, 2017 was signed on August 3, 2017. The signing of the aforementioned agreement represents the recognition of revenue in favor of the Company relating to the distribution of electricity to low-income areas and shantytowns for the January 1, 2015 - September 30, 2017 period for an amount of $ 268.1 million.

In this regard, on October 23, 2017, the Company received a payment from the Federal Government for $122.6 million.

Due to the fact that at the date of these financial statements the approvals of the Addendum to the Framework Agreement for the October 1-December 31, 2017 period by the Federal Government and the Government of the Province of Buenos Aires are still in process, no revenue for this concept has been recognized, which, as of December 31, 2017, amounted to $ 40.8 million.

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

As of December 31, 2017 and 2016, the Company has recognized in its financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, related to the control periods elapsed as of those dates.

By means of ENRE Note No. 125,248151 dated April 15, 2016, which establishes the new criterion to calculate penalties, the Company is informed that for purposes of calculating penalty amounts, the values to be applied are the KWh values in effect at the last day of the six-month period analyzed in which the penalizable event is detected, with the increases recorded in the “remuneration” as a consequence of the increases and adjustments granted as of that date. The effect of this resolution for the September 2015-February 2016 six-month period and subsequent periods has been recorded during the year ended December 31, 2016.

FINANCIAL STATEMENTS 2017

NOTES

Furthermore, it is stated that the resulting amounts determined as indicated in the preceding paragraph, accrue interest at the BNA lending rate for thirty-day operations from the date on which they are determined until the Customer’s account is actually credited, effect which the Company has recorded in its financial statements.

Additionally, on October 19, 2016, through Note No. 123,091 the ENRE established the average rate values (Ps./KWh) to be applied as from December 2012, for calculating the penalties payable to the Argentine Government. In accordance with the terms of the Adjustment Agreement, such values correspond to the average sale price of energy charged to customers. Since the rate values set forth in the Note are not consistent with such provision, on November 1, 2016, we submitted a claim to the ENRE requesting the rectification as we considered the approach erroneous. As of the date of this annual report, we received the response from the ENRE (Note No. 129,061), which clarified that the increases or adjustments are not applicable, and only the values paid by the customers should be considered.

Furthermore, ENRE Resolution No. 63/17, Note 2.c).III, has set out the control procedures, the service quality assessment methodologies, and the penalty system, applicable as from February 1, 2017, for the 2017 – 2021 period.

Additionally, by means of Note No. 125,248 dated March 29, 2017, the ENRE sets the new penalty determination and adjustment mechanisms in relation to the control procedures, the service quality assessment methodologies, and the penalty system applicable as from February 1, 2017 for the 2017 – 2021 period set by ENRE Resolution No. 63/17, providing for the following:

i)      Penalty values shall be determined on the basis of the KWh value, the average electricity rate, the cost of energy not supplied or other economic parameter at the value in effect at the first day of the control period or the value in effect at the date of the penalizable event for penalties arising from specific events.

ii)     For all the events that occurred during the transition period (the period between the signing of the Adjustment Agreement and the effective date of the RTI) for which a penalty has not been imposed, penalties shall be adjusted by the IPC used by the BCRA to produce the ITCRM for the month prior to the end of the control period or that for the month prior to the date of occurrence of the penalizable event for penalties arising from specific events, until the date on which the penalty is imposed. This mechanism is also applicable to the concepts penalized after April 15, 2016 (ENRE Note No. 120,151) and until the effective date of the RTI. This adjustment will be part of the penalty principal amount.

iii)    Unpaid penalties will accrue interest at the BNA lending rate for thirty-day discount transactions from the date of the resolution to the date of actual payment, as interest on late payment. In the case of penalties relating to Customer service, the calculated amount shall be increased by 50%.

FINANCIAL STATEMENTS 2017

NOTES

KWh

iv)    Penalties subsequent to February 1, 2017 will be valued at the KWh value or the cost of energy not supplied of the first day of the control period or of the day on which the penalty is imposed for penalties arising from specific events. Those concepts will not be adjusted by the IPC, applying the interest on late payment established in iii) above. Moreover, an additional fine equivalent to twice the amount of the penalty will be determined if payment is not made in due time and proper form.

The impact of these new penalty determination and adjustment mechanisms has been quantified by the Company and recognized as of December 31, 2017, which resulted in a recovery included in results of $ 413.7 million (Note 32).

In accordance with the provisions of Sub-Appendix XVI to ENRE Resolution No. 63/17, the Company is required to submit in a term of 60 calendar days the calculation of global indicators, interruptions for which force majeure had been alleged, the calculation of individual indicators, and will determine the related discounts, crediting the amounts thereof within 10 business days. In turn, the ENRE will examine the information submitted by the Company, and in the event that the crediting of such discounts were not verified will impose a fine, payable to the Treasury, equivalent to twice the value that should have been recorded. At the date of these financial statements, the Company has submitted the aforementioned information relating to the six-month period ended August 31, 2017.

1)     Penalty Adjustment:

            In different resolutions concerning penalties relating to the Quality of the Commercial and Technical Service, the Regulatory Entity has provided for the application of increases and adjustments, applying for such purpose a criterion different from the one applied by the Company.

            In this regard, the Company does not know the formula used for obtaining such increase; therefore, it challenged the aforementioned resolutions requesting the suspension of their effects, which are not included within the amount of the provision for penalties recognized as of December 31, 2017.

f)    Restriction on the transfer of the Company’s common shares

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

Other restrictions:

•            In connection with the issuance of Corporate Notes, during the term thereof, EASA (see Note 43) is required to be the beneficial owner and owner of record of not less than 51% of the Company’s issued, voting and outstanding shares.

•            In connection with the Adjustment Agreement signed with the Grantor of the Concession and ratified by Executive Order No. 1,957/06, Section 10 stipulates that from the signing of the agreement through the end of the Transition Period, the majority shareholders may not modify their ownership interest nor sell their shares.

FINANCIAL STATEMENTS 2017

NOTES

g)   Law on electricity dependent patients

On May 17, 2017, Law No. 27,351 was passed, which guarantees the permanent and free of charge supply of electricity to those individuals who qualify as dependent on power for reasons of health and require medical equipment necessary to avoid risks in their lives or health. The law states that the account holder of the service or someone who lives with him/her (a cohabitant) that is registered as “Electricity dependent for reasons of health” will be exempt from the payment of any and all connection fees and will benefit from a special free of charge tariff treatment in the electric power supply service under national jurisdiction, which consists in the recognition of the entire amount of the power bill.

On July 26, 2017, the ENRE issued Resolution No. 292 stating that those discounts are to be made as from the effective date of the aforementioned law, and instructing CAMMESA to implement those discounts in its billing to distribution companies. The amounts paid by customers for the bills covered by this Resolution will be made available in the stipulated time frames.

According to Executive Order 740 of the PEN, dated September 20, 2017, the ME&M will be the Authority of Application of Law No. 27,351, whereas the Ministry of Health will be responsible for determining the conditions necessary to be met for registration with the “Registry of Electricity Dependent for Reasons of Health” and will issue the clarifying and supplementary regulations for the application thereof.

On September 25, 2017, the National Ministry of Health issued Resolution No. 1,538-E/17, which creates the Registry of Electricity Dependent for Reasons of Health (RECS), within the orbit of the National Ministry of Health, operating under the authority of the Undersecretariat for the Management of Health Care Services.

At the date of issuance of these financial statements no further regulations have been issued with respect to the resolution mentioned above.

FINANCIAL STATEMENTS 2017

NOTES

Note 3 |    Basis of preparation

The financial statements for the year ended December 31, 2017 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, incorporated by the CNV.

The financial statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise. They have been prepared under the historical cost convention, as modified by the measurement of financial assets at fair value through profit or loss

These financial statements were approved for issue by the Company’s Board of Directors on March 7, 2018.

Comparative information

The balances as of December 31, 2016, disclosed in these financial statements for comparative purposes, arise from the financial statements as of that date.

Financial reporting in hyperinflationary economies

IAS 29 (Financial Reporting in Hyperinflationary Economies) requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting year. For such purpose, in general terms, the inflation produced from the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. In order to conclude whether the economy is a hyperinflationary economy, the standard details a series of factors to be considered, among which the existence of a cumulative inflation rate over three years that approaches or exceeds 100% is included. Taking into consideration the inconsistency of the published inflation data, the downward trend of the level of inflation, the fact that the other indicators are insufficient to reach a definite conclusion, and the fact that the current legal framework does not allow for the filing with control authorities of inflation-adjusted financial statements, and in line with the International Practices Task Force’s conclusion, there is insufficient evidence to conclude that Argentina is a hyperinflationary economy as of December 31, 2017. Therefore, the restatement criteria established in IAS 29 have not been applied during the prior year and we have not restated our audited financial statements.

Although the Argentine economy does not currently meet the necessary conditions to qualify as a hyperinflationary economy in accordance with IAS 29, and taking into account the legal and regulatory limitations imposed by professional bodies and control authorities for the preparation of adjusted financial statements as of December 31, 2017, certain macroeconomic variables that affect the Company’s business, such as salary costs and the prices of supplies, have suffered somewhat important annual variations, a circumstance that must be taken into account when evaluating and interpreting the Company’s financial position and results of operations in these financial statements.

FINANCIAL STATEMENTS 2017

NOTES

Note 4 |    Accounting policies

The accounting policies adopted for these financial statements are consistent with those used in the preparation of the financial statements for the last financial year, which ended on December 31, 2016, except for those mentioned below.

There are no new IFRS or IFRIC applicable as from this annual period that have a material impact on the Company’s financial statements.

The Company applies the following standards that are effective for fiscal year 2017, which were not adopted in advance:

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

The Company estimates that the amendments will have no impact on the Company’s results of operations or its financial position, they will only imply new disclosures.

Note 4.1 |      New accounting standards, amendments and interpretations issued by the IASB

IFRS 9 “Financial Instruments”: As amended in July 2014, the version includes in one single place all the phases of the IASB’s project to replace IAS 39 “Financial instruments: recognition and measurement”. Those phases cover the classification and measurement of instruments, impairment and hedge accounting. This version incorporates a new expected loss impairment model and some minor amendments to the classification and measurement of financial assets. The methodology for calculating the allowance for loan impairment will be modified as of January 1, 2018. In this regard, the Company estimates an approximate increase of 18% over the aforementioned forecast.

IFRIC 23 “Uncertainty over Income Tax treatments”: In June 2017, the IASB issued IFRIC 23, which clarifies the application of IAS 12 where there is uncertainty over income tax treatments. In accordance with the interpretation, an entity is required to reflect the impact of the uncertain tax treatment using the method that best predicts the resolution of the uncertainty, using either the most likely amount method or the expected value method. Additionally, the entity is required to assume that the tax authority will examine the uncertain treatments and have full knowledge of all the related relevant information when assessing the tax treatment over income tax. The interpretation is effective for annual periods beginning on or after January 1, 2019, although early adoption is permitted. The Company is currently analyzing the impact of the application of IFRIC 23; nevertheless, it estimates that the application thereof will have no significant impact on the Company’s results of operations or its financial position.

IFRS 17 “Insurance Contracts”: In May 2017, the IASB issued IFRS 17, which replaces IFRS 4 - an interim standard issued in 2004 that allowed entities to account for insurance contracts using their local accounting requirements, resulting in multiple application approaches. IFRS 17 establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts, and applies to annual periods beginning on or after January 1, 2021, with early adoption permitted if entities also apply IFRS 9 and IFRS 15. The Company is currently analyzing the impact of the application of IFRS 17; nevertheless, it estimates that the application thereof will have no impact on the Company’s results of operations or its financial position.

FINANCIAL STATEMENTS 2017

NOTES

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

In accordance with the Concession Agreement, the Company may not pledge the assets used in the provision of the public service nor grant any other security interest thereon in favor of third parties, without prejudice to the Company’s right to freely dispose of those assets which in the future may become inadequate or unnecessary for such purpose. This prohibition does not apply in the case of security interests granted over an asset at the time of its acquisition and/or construction as collateral for payment of the purchase and/or installation price. At December 31, 2017, the Company does not have pledged assets or rights in favor of third parties.

FINANCIAL STATEMENTS 2017

NOTES

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

The valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value. At the date of issuance of these financial statements, the Company has not tested its fixed assets since there have been no impairment indicators. (Note 6.c).

Note 4.3 |      Interests in joint ventures

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

Revenue from the electricity provided by the Company to low-income areas and shantytowns is recognized to the extent that a renewal of the Framework Agreement is formalized for the period in which the service was rendered. At the date of issuance of these financial statements, the Company’s Board of Directors is negotiating with the Federal and Provincial Governments the signing of the respective agreements (Note 2.d).

FINANCIAL STATEMENTS 2017

NOTES

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes both the electricity supplied, whether billed or unbilled at the end of each year, which has been valued on the basis of applicable tariffs (except for the precautionary measures stated in Note 2.c).VI – Financial Statements as of December 31, 2016), and the charges resulting from the application of ENRE Resolution No. 347/12 (Note 2.c).V).

The Company also recognizes revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles, transportation of electricity to other distribution companies, etc.

The aforementioned revenue from operations was recognized when all of the following conditions were met:

•         the entity transferred to the buyer the significant risks and rewards;

•         the amount of revenue was measured reliably;

•         it is probable that the economic benefits associated with the transaction will flow to the entity;

•         the costs incurred or to be incurred, in respect of the transaction, were measured reliably.

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

FINANCIAL STATEMENTS 2017

NOTES

Note 4.6 |      Trade and other receivables

a.       Trade receivables

The receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of each year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The receivables from electricity supplied to low-income areas and shantytowns are recognized, also in line with revenue, when the Framework Agreement has been renewed for the period in which the service was provided.

The amounts thus determined are net of an allowance for the impairment of receivables. Any debt arising from the bills for electricity consumption that remain unpaid 7 working days after their due dates for small-demand (T1) customers, medium and large-demand (T2 and T3) customers, is considered a delinquent balance. The uncollectibility rate is determined per customer category based on the historical comparison of collections made and delinquent balances of each customer group.

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

The rest of the other receivables have been initially recognized at amount paid.

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

FINANCIAL STATEMENTS 2017

NOTES

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

FINANCIAL STATEMENTS 2017

NOTES

The Company subsequently measures all the investments in equity instruments at fair value. Dividends arising from these investments are recognized in profit or loss to the extent that they represent a return on the investment.

Note 4.8.3 |      Impairment of financial assets

At the end of each annual reporting period, the Company assesses whether there is objective evidence that the value of a financial asset or group of financial assets measured at amortized cost is impaired. The value of a financial asset or group of financial assets is impaired, and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably measured.

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

Note 4.9 |      Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which the respective contract is signed. Subsequently to the initial recognition, they are remeasured at their fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if that is the case, on the nature of the item being hedged. As of December 31, 2017 and 2016, the economic impact of these transactions is recorded in the Other financial expense account of the Statement of Comprehensive Income.

FINANCIAL STATEMENTS 2017

NOTES

At the date of issuance of these financial statements the Company has not entered into futures contracts.

As of December 31, 2017, the economic impact of the transactions carried out in the fiscal year resulted in a loss of $ 21.1 million, which is recorded in the Other financial expense account of the Statement of Comprehensive Income.

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

FINANCIAL STATEMENTS 2017

NOTES

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

b.    Customer deposits

Customer deposits are initially recognized at amount paid and subsequently measured at amortized cost using the effective interest rate method.

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

c.     Customer contributions

Refundable: The Company receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements and the provisions of ENRE Resolution No. 215/12. These contributions are initially recognized at fair value as Property, plant and equipment, with the corresponding credit in trade payables, which are subsequently measured at amortized cost using the effective interest rate method

FINANCIAL STATEMENTS 2017

NOTES

d.    Other payables

The other payables recorded in Other Payables, including the loans for consumption (mutuums) with CAMMESA (Note 2.c).IV Financial Statements as of December 31, 2016), the Payment agreement with the ENRE (Note 2.e).IV) and the advances for the execution of works, are initially recognized at fair value and subsequently measured at amortized cost.

The recorded liabilities for the debts with the FOTAE, the penalties accrued, whether imposed or not yet issued by the ENRE (Note 2.e)), and other provisions are the best estimate of the settlement value of the present obligation in the framework of IAS 37 provisions at the date of these financial statements.

The balances of ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto and are based on the Company’s estimate of the outcome of the renegotiation process described in Note 2, whereas the balances of the loans for consumption (mutuums) are adjusted by a rate equivalent to the monthly average yield obtained by CAMMESA from its short-term investments.

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

•           continuous provision of the electric power supply service: revenue is initially deferred and recognized over the shorter of the useful life of the asset and the term for the provision of the service.

Note 4.15 |    Employee benefits

•         Benefit plans

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

FINANCIAL STATEMENTS 2017

NOTES

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

·         The Company’s Share-based Compensation Plan

The Company has share-based compensation plans under which it receives services from some employees in exchange for the Company’s shares. The fair value of the employee services received is recognized as an operating expense in the “Salaries and social security taxes” line item. The total expense is determined by reference to the fair value of the shares granted, and charged to profit or loss in the vesting period, or immediately if vested at the grant date.”

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

FINANCIAL STATEMENTS 2017

NOTES

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

Note 4.17 |    Lease of use

The leases of use in which a significant portion of the risks and rewards of ownership is retained by the lessor are classified as operating. At present, the Company only has leases of use contracts that are classified as operating.

a.         As leasee

The payments with respect to operating leases of use are recognized as operating expenses in the Statement of Comprehensive Income on a straight-line basis throughout the term of the assignment.

b.         As lessor

The leasee of use in which the Company does not transfer substantially all the risks and rewards of the ownership of the asset are classified as operating leasse of use.

The collections with respect to operating leasee of use are recognized as income in the Statement of Comprehensive Income on a straight-line basis throughout the term of the assignment.

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

FINANCIAL STATEMENTS 2017

NOTES

Note 4.19 |    Balances with related parties

Receivables and payables with related parties are initially recognized at fair value and subsequently measured at amortized cost in accordance with the terms agreed upon by the parties involved.

Note 4.20 |    Higher costs and income recognition

The recognition of higher costs (Note 2.c).IV Financial Statementes as of December 31, 2016) not transferred to the tariff, the recognition established by SEE Resolution No. 32/15 (Note 2.c).VII Financial Statementes as of December 31, 2016), as well as the recognition of income due to the effect of the provisional remedies related to Pilar and La Matanza localities (Note 2.c).VIII Financial Statementes as of December 31, 2016) fall within the scope of IAS 20 inasmuch as they imply a compensation to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession.

Their recognition is made at fair value when there is reasonable assurance that they will be collected and the conditions attached thereto have been complied with, i.e. provision of the service in the case of the recognition established in SEE Resolution No. 32/15, and the ENRE’s approval and the SEE’s recognition, by means of a Note or Resolution, in the case of the recognition of higher costs.

As for the income deriving from the funds to which SEE Resolution No. 745/05 refers, it was recognized on the basis of amounts billed.

Such concepts have been disclosed in the “Income recognition on account of the RTI - SEE Resolution N° 32/15”, “higher cost recognition – SEE Resolution N° 250/13 and subsequent Notes”, and “Recognition of income – provisional remedies – ME&M Note 2016-04484723” line items of the Statement of Comprehensive Income as of December 31, 2016, recognizing the related tax effects. There have been no unfulfilled conditions or any other related contingencies.

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

FINANCIAL STATEMENTS 2017

NOTES

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

The Company does not currently hedge its exposure to currency risk. Therefore, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations.

The exchange rates used as of December 31, 2017 and 2016 are $ 18.65 and $ 15.89 per USD, respectively.

As of December 31, 2017 and 2016, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.17	Total 12.31.16

ASSETS
CURRENT ASSETS
Financial assets at fair value through profit or loss	USD	66,811	18.549	1,239,277	-
Cash and cash equivalents	USD	238	18.549	4,415	161,753
	EUR	12	22.283	267	200
TOTAL CURRENT ASSETS		67,061		1,243,959	161,953
TOTAL ASSETS		67,061		1,243,959	161,953

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	224,766	18.649	4,191,666	2,769,599
TOTAL NON-CURRENT LIABILITIES		224,766		4,191,666	2,769,599
CURRENT LIABILITIES
Trade payables	USD	14,036	18.649	261,758	176,506
	EUR	279	22.450	6,263	117
	CHF	546	19.168	10,466	469
	NOK	68	2.290	156	126
Borrowings	USD	3,818	18.649	71,205	53,684
TOTAL CURRENT LIABILITIES		18,747		349,848	230,902
TOTAL LIABILITIES		243,513		4,541,514	3,000,501

(1)     The exchange rates used are the BNA exchange rates in effect as of December 31, 2017 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).

FINANCIAL STATEMENTS 2017

NOTES

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.17	12.31.16
Net position Assets/(Liabilities)
US dollar	(3,280,937)	(2,838,036)
Euro	(5,996)	83
Norwegian krone	(156)	(126)
Swiss franc	(10,466)	(469)
Total	(3,297,555)	(2,838,548)

The Company estimates that a 10% devaluation of the Argentine peso with respect to each foreign currency, with all the other variables remaining constant, would give rise to the following decrease in the profit(loss) for the year:

	12.31.17	12.31.16
Net position Assets/(Liabilities)
US dollar	(328,094)	(283,804)
Euro	(600)	8
Norwegian krone	(16)	(13)
Swiss franc	(1,047)	(47)
Decrease in the results of operations for the year	(329,757)	(283,856)

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

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2017 and 2016 -except for a loan applied for by the Company and granted by ICBC Bank as from October 2017 for a three-year term at a six-month Libor rate plus an initial 2.75% spread, which will be adjusted semi-annually by a quarter-point-, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the highest percentage of its indebtedness in instruments that accrue interest at fixed rates.

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

FINANCIAL STATEMENTS 2017

NOTES

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	12.31.17	12.31.16
Fixed rate:
US dollar	3,321,452	2,823,283
Subtotal loans at fixed rates	3,321,452	2,823,283
Floating rate:
US dollar	941,419	-
Subtotal loans at floating rates	941,419	-
Total loans	4,262,871	2,823,283

Based on the simulations performed, a 1% increase in floating interest rates, with all the other variables remaining constant, would give rise to the following decrease in the profit (loss) for the year:

	12.31.17	12.31.16
Floating rate:
US dollar	(2,098)	-
Decrease in the results of operations for the year	(2,098)	-

Based on the simulations performed, a 1% decrease in floating interest rates, with all the other variables remaining constant, would give rise to the following increase in the profit (loss) for the year:

	12.31.17	12.31.16
Floating rate:
US dollar	2,098	-
Increase in the results of operations for the year	2,098	-

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

FINANCIAL STATEMENTS 2017

NOTES

The Company has different procedures in place to reduce losses and allow for the collection of the balances owed by its customers. The Commercial Department periodically monitors compliance with the above-mentioned procedures.

Delinquent trade receivables increased from $ 658.8 million as of December 31, 2016 to $ 1 billion as of December 31, 2017, due mainly to the rate increase in the fiscal year (Note 2.c) III).

One of the significant items of delinquent balances is that related to the receivable amounts with Municipalities, in respect of which the Company either applies different offsetting mechanisms against municipal taxes it collects in the name and to the order of those Government bodies, or implements debt refinancing plans, with the aim of reducing them.

At each year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2017 and 2016, delinquent trade receivables totaled approximately $ 1 billion and $ 658.8 million, respectively.  As of December 31, 2017 and 2016, the financial statements included allowances for $ 458.9 million and $ 259.7 million, respectively.

The inability to collect the accounts receivable in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay loans, including payment of the Corporate Notes.

The balances of the bills for electricity consumption that remain unpaid 7 working days after the bills’ due dates for small-demand (T1), medium-demand (T2) and large-demand (T3) customers, are considered delinquent trade receivables. Additionally, the amounts related to the Framework Agreement are not considered within delinquent balances.

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

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in Money Market Funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2017 and 2016, the Company’s current financial assets at fair value amount to $ 2.9 billion and $ 2 billion, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

FINANCIAL STATEMENTS 2017

NOTES

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

	No deadline	Less than 3 months	From 3 months to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
As of December 31, 2017
Trade and other payables	6,061,508	3,980,396	5,550,335	91,997	121,622	-	15,805,858
Borrowings	-	-	338,585	338,585	4,135,941	-	4,813,111
Total	6,061,508	3,980,396	5,888,920	430,582	4,257,563	-	20,618,969

As of December 31, 2016
Trade and other payables	4,907,204	3,937,598	3,018,225	310,860	118,174	-	12,292,061
Borrowings	-	-	288,494	288,494	865,481	2,947,068	4,389,537
Total	4,907,204	3,937,598	3,306,719	599,354	983,655	2,947,068	16,681,598

Note 5.2 |      Concentration risk factors

a.         Related to customers

The Company’s receivables derive primarily from the sale of electricity.

No single customer accounted for more than 10% of sales for the years ended December 31, 2017 and 2016. The collectibility of trade receivables balances related to the Framework Agreement, which amount to $ 156.4 million and $ 10.9 million as of December 31, 2017 and 2016, respectively, as disclosed in Note 2.d), is subject to compliance with the terms of such agreement.

b.         Related to employees who are union members

As of December 31, 2017, the Company’s employees are members of unions, Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union Federal Capital) and Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies). These employees labor cost depends on negotiations between the Company and the unions; a sensitive change in employment conditions generates a significant impact on the Company’s labor costs.

 In August 2017, the Company reached an agreement with the Sindicato de Luz y Fuerza on a total salary increase to be implemented in 6 tranches, beginning in July 2017 and ending in October 2018. Each increase will be calculated on the basis of the previous month salary and paid to the personnel represented by the union and providing services at the time of each payment. The agreed-upon increases are as follow:

•	6%, applicable as from July 2017.
•	4%, applicable as from October 2017.
•	4%, applicable as from December 2017.
•	4%, applicable as from April 2018.
•	3%, applicable as from June 2018.
•	3%, applicable as from October 2018.

Additionally, an agreement was reached about the creation of an Attendance Bonus to be paid to those who have maintained perfect attendance for a full quarter. Its implementation has begun in September 2017.

FINANCIAL STATEMENTS 2017

NOTES

Furthermore, on December 15, 2017 an agreement was signed with the Asociación del Personal Superior de Empresas de Energía (APSEE), pursuant to which the increases mentioned in the preceding paragraph will apply to the employees included within this union. The agreement also stipulates the increase of the Special Performance-based Bonus. This variable compensation will be determined based on the achievement of the Company’s objectives and the individual performance of the represented personnel.

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

As of December 31, 2017 and 2016, gearing ratios were as follow:

	12.31.17	12.31.16
Total liabilities	24,244,043	18,571,698
Less: cash and cash equivalents	(82,860)	(258,562)
Net debt	24,161,183	18,313,136
Total Equity	1,060,864	361,832
Total capital attributable to owners	25,222,047	18,674,968
Gearing ratio	95.79%	98.06%

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

The Company’s Management evaluates the development of this indicator on an annual basis. At the date of issuance of these financial statements the Company has not incurred a breachs which could be included in this situation.

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

FINANCIAL STATEMENTS 2017

NOTES

The table below shows the Company’s financial assets measured at fair value as of December 31, 2017 and 2016:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL

At December 31, 2017
Assets
Financial assets at fair value through profit or loss:
Government bonds	1,239,282	-	-	1,239,282
Money market funds	1,657,976	-	-	1,657,976
Total assets	2,897,258	-	-	2,897,258

Liabilities
Derivative financial instruments	-	197	-	197
Total liabilities	-	197	-	197

At December 31, 2016
Assets
Cash and cash equivalents
Money market funds	61,461	-	-	61,461
Financial assets at fair value through profit or loss:
Government bonds	387,279	-	-	387,279
Other receivables	28,839	-	-	28,839
Money market funds	1,606,636	-	-	1,606,636
Total assets	2,084,215	-	-	2,084,215

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

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in level 2. These derivative financial instruments arise from the variation between the market prices at year-end or sale thereof and the time of negotiation. The market value used is obtained from the “Transactions with securities” report issued by Banco Mariva.

When one or more relevant variables used to determine the fair value cannot be observed in the market, the financial instrument is included in level 3. There are no financial instruments that are to be included in level 3.

FINANCIAL STATEMENTS 2017

NOTES

Note 6 |    Critical accounting estimates and judgments

The preparation of the financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these financial statements.

The estimates that have a significant risk of causing adjustments to the amounts of assets and liabilities during the next fiscal year are detailed below:

a.      Allowances for the impairment of receivables

The allowance for the impairment of accounts receivable is assessed based on the delinquent balance, which comprises all such debt arising from the bills for electricity consumption that remain unpaid 7 working days after their due dates for small-demand (T1), medium-demand (T2), and large-demand (T3) customers. The Company’s Management records an allowance applying to the delinquent balances of each customer category an uncollectibility rate that is determined according to each customer category based on the historical comparison of collections made.

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

The Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount,  which is measured as the higher of value in use and fair value less costs to sell at the end of the year.

At December 31, 2017, there are no indicators of a potential impairment.

FINANCIAL STATEMENTS 2017

NOTES

d.       Current and deferred income tax

A degree of judgment is required to determine the income tax provision inasmuch as the Company’s Management has to evaluate, on an ongoing basis, the positions taken in tax returns in respect of situations in which the applicable tax regulation is subject to interpretation and, whenever necessary, make provisions based on the amount expected to be paid to the tax authorities. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact on both the income tax and the deferred tax provisions in the fiscal year in which such determination is made.

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

f.       ENRE penalties and discounts

The Company considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events that are valued on the basis of the Management´s best estimate of the expenditure required to settle the present obligation at the date of these financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on that which has been described in Note 2.e).

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

FINANCIAL STATEMENTS 2017

NOTES

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

Note 7 | Interest in joint venture

Percentage interest held		Equity attributable to the owners
in capital stock and votes		12.31.17	12.31.16
SACME	50.00%	424	435

Note 8 |    Contingent and lawsuits

The Company has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. Based on the opinion of its legal advisors, the Company’s Management estimates that the outcome of the current contingencies and lawsuits will not result in amounts that exceed those of the recorded provisions or that could be significant with respect to the Company’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against the Company related to legal actions for individual non-significant amounts for which a provision, which as of December 31, 2017 amounts to $ 727.3 million, has been recorded.

The most significant legal actions in which the Company is a party involved are detailed below:

Nota 8.1 |      Affecting the financial statements

a.      Legal action brought by the Company (“Edenor S.A. vs ENRE Resolution No. 32/11”)

Purpose: The judicial annulment of ENRE Resolution that provided the following:

- That the Company be fined in the amount of $ 750 thousand due to its failure to comply with the obligations arising from Section 25, sub-sections a, f and g, of the Concession Agreement and Section 27 of Law No. 24,065.

- That the Company be fined in the amount of $ 375 thousand due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and ENRE Resolution No. 905/99.

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

Amount: $ 22.4 million.

FINANCIAL STATEMENTS 2017

NOTES

Procedural stage of the proceedings: On July 8, 2011, the Company requested that notice of the action be served upon the ENRE, which has effectively taken place. The proceedings are “awaiting resolution” since the date on which the ENRE answered the notice served. Furthermore, on October 28, 2011, the Company filed an appeal (“Recurso de Queja por apelación denegada”) to the CSJN requesting that the appeal dismissed concerning the provisional relief sought and not granted be sustained. On April 24, 2013, the Company was notified of Division I’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor S.A. was declared formally inadmissible. On May 3, 2013, the Company filed an ordinary appeal (“Recurso Ordinario de Apelación”) to the CSJN. Additionally, on May 13, 2013, an extraordinary appeal (“Recurso Extraordinario Federal”) was also filed to the same Court. On November 7, 2014, it was notified to the Company that Division I had rejected the ordinary appeal but partially granted the extraordinary appeal, considering for the granting thereof the federal nature of the regulations being challenged and rejecting it in relation to the arbitrariness raised by Edenor S.A. Therefore, and within the procedural term granted for such purpose, the Company filed an appeal requesting that the extraordinary appeal dismissed be sustained (“Recurso de Queja por Rec. Extraordinario Denegado”). As of the date of this report, no decision has yet been issued on this regard. However, the course of these proceedings is currently suspended due to the fact that an “Agreement of parties” has been entered into with the ENRE.

Conclusion: as of the closing date of the year ended December 31, 2017, the Company made a provision for principal and interest accrued for an amount of $ 57.3 million within the Other non-current liabilities account.

Nota 8.2 |      Not affecting the financial statements

a.   Legal action brought by Consumidores Financieros Asociación civil para su defensa

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

Amount: undetermined

Procedural stage of the proceedings: On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. Notice of this was served upon the plaintiff. Although the plaintiff’s opposition to the requested summons had not yet been resolved, the proceedings were brought to trial, in response to which Edenor S.A. filed a motion for reversal with a supplementary appeal. The Court hearing the case granted the motion filed by Edenor S.A. and ordered that the Federal Government, the AFIP and the ENRE be summoned as third-party defendants, which has already taken place. These proceedings have been joined to those mentioned below. Without prejudice thereto, in the framework of the record of the proceedings, the case has been brought to trial.

Conclusion: no provision has been recorded for these claims in these financial statements as the Company believes, based on both that which has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that the proceedings will not be terminated in 2018.

FINANCIAL STATEMENTS 2017

NOTES

b.   Legal action brought by ASOCIACIÓN DE DEFENSA DE DERECHOS DE USUARIOS Y CONSUMIDORES – ADDUC

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

Amount: undetermined

Procedural stage of the proceedings: On November 11, 2011, the Company answered the complaint and filed a motion to dismiss for both lack of standing to sue (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. Notice of these pleadings was served upon the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3 provide it with the proceedings “Consumidores Financieros Asociación Civil vs EDESUR and Other defendants, for breach of contract”. On April 8, 2014, the Court in Civil and Commercial Federal Matters No. 9 – Clerk’s Office No. 17 admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), and ordered that the proceedings be sent to Federal Court No. 2 – Clerk’s Office No. 3 to be dealt with thereat, thus joining them to the case entitled “consumidores financieros vs Edesur and other defendants, for breach of contract”. Apart from the fact that the proceedings have been received in the Court that currently hears the case, which continues in process, no significant events have occurred. As indicated in caption a) above, due to the joining of those proceedings to those herein described, these proceedings have been brought to trial.

Conclusion: no provision has been recorded for these claims in these financial statements as the Company believes, based on both that which has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that this legal action will not be terminated in 2018.

c.   Legal action brought by the Company (“Edenor S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, the Company instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Agreement on the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – the Adjustment Agreement) entered into with Edenor in 2006, and for damages caused as a result of such breach.

FINANCIAL STATEMENTS 2017

NOTES

Procedural stage of the proceedings: On November 22, 2013, the Company amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the Court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which was answered by the Federal Government in due time and in proper manner.  Subsequently, Edenor S.A. reported as new event, under the terms of Section 365 of the CPCCN, the issuance by the SEE of Resolution No. 32/15. After notice was served, the Court rejected the treatment thereof as an “event”, holding the Company liable for costs. The Company filed an appeal, which was admitted “with a postponed effect” (i.e. the Appellate Court will grant or reject the appeal when deciding on the granting or rejection of the appeal against final judgment). On October 16, 2015, the Attorney General’s Office requested to borrow the records for a term of 20 days, which were returned on December 1, 2015, in order to control the work done by the state’s attorneys. On December 4, 2015, the Company requested the suspension of the procedural time-limits under the terms of section 157 of the CPCCN, in accordance with the provisions of SEE Resolution No. 32/15, notice of which has been served upon the defendant. On February 16, 2016, the Company reiterated the request due to the revocation of SEE Resolution No. 32/15. At the date of issuance of this report, and by “agreement of the parties”, the procedural time-limits continue to be suspended.

Regarding the motion to litigate in forma pauperis that was filed on July 2, 2013, the discovery period has ended and the period for the parties to put forward their arguments on the merits of the evidence produced has begun. At the date of issuance of these financial statements, the procedural time-limits in this incidental motion, as those in the main proceedings, continue to be suspended.

Conclusion: the Company believes that there exist solid legal arguments to support its claim. It is estimated that this legal action will not be terminated in 2018.

FINANCIAL STATEMENTS 2017

NOTES

Note 9 |    Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.16
Cost	235,709	2,048,014	6,024,954	2,523,084	1,265,502	3,040,451	162,088	15,299,802
Accumulated depreciation	(69,097)	(617,062)	(2,119,167)	(907,145)	(390,341)	-	-	(4,102,812)
Net amount	166,612	1,430,952	3,905,787	1,615,939	875,161	3,040,451	162,088	11,196,990

Additions	-	-	-	-	376,419	3,731,034	29,333	4,136,786
Disposals	(162)	(2)	(7,410)	(1,735)	(1,231)	-	-	(10,540)
Transfers	80,785	464,231	1,076,082	345,147	(148,466)	(1,762,715)	(135,973)	(80,909)
Depreciation for the period	(18,489)	(57,073)	(160,934)	(85,059)	(108,751)	-	-	(430,306)
Net amount 12.31.17	228,746	1,838,108	4,813,525	1,874,292	993,132	5,008,770	55,448	14,812,021

At 12.31.17
Cost	300,914	2,512,243	7,080,373	2,866,259	1,447,112	5,008,770	55,448	19,271,119
Accumulated depreciation	(72,168)	(674,135)	(2,266,848)	(991,967)	(453,980)	-	-	(4,459,098)
Net amount	228,746	1,838,108	4,813,525	1,874,292	993,132	5,008,770	55,448	14,812,021

(1)   As of December 31, 2017, an amount of $ 80.9 million has been transferred to current inventories.

•       During the year ended December 31, 2017, direct costs capitalized amounted to $ 589 million.

•       Financial costs capitalized for the year ended December 31, 2017 amounted to $ 313,7 million.

FINANCIAL STATEMENTS 2017

NOTES

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

•       Financial costs capitalized for the year ended December 31, 2016 amounted to $ 189.7 million.

FINANCIAL STATEMENTS 2017

NOTES

Note 10 |    Financial instruments

Note 10.1 |       Financial instruments by category

		Financial
	Financial	assets at fair
	assets at	value through	Non-financial
	amortized cost	profit or loss	assets	Total
As of December 31, 2017
Assets
Trade receivables	5,678,857	-	-	5,678,857
Other receivables	169,167	60,049	13,848	243,064
Cash and cash equivalents
Cash and Banks	81,305	-	-	81,305
Checks to be deposited	1,555	-	-	1,555
Financial assets at fair value through profit or
loss:
Government bonds	-	1,239,282	-	1,239,282
Money market funds	-	1,657,976	-	1,657,976
Financial assets at amortized cost:
Government bonds	11,498	-	-	11,498
Total	5,942,382	2,957,307	13,848	8,913,537

As of December 31, 2016
Assets
Trade receivables	3,901,060	-	-	3,901,060
Other receivables	193,110	28,839	7,851	229,800
Cash and cash equivalents
Cash and Banks	194,476	-	-	194,476
Checks to be deposited	2,625	-	-	2,625
Money market funds	-	61,461	-	61,461
Financial assets at fair value through profit or
loss:
Government bonds	-	387,279	-	387,279
Derivative financial instruments	-	1,606,636	-	1,606,636
Financial assets at fair value
Government bonds	45,940	-	-	45,940
Total	4,337,211	2,084,215	7,851	6,429,277

FINANCIAL STATEMENTS 2017

NOTES

		Financial
	Financial	liabilities at fair
	liabilities at	value through	Non-financial
	amortized cost	profit or loss	liabilities	Total
As of December 31, 2017
Liabilities
Trade payables	9,436,203	-	-	9,436,203
Other payables	331,977	-	6,072,646	6,404,623
Borrowings	4,262,871	-	-	4,262,871
Total	14,031,051	-	6,072,646	20,103,697
As of December 31, 2016
Liabilities
Trade payables	7,053,973	-	-	7,053,973
Other payables	344,188	-	4,893,897	5,238,085
Borrowings	2,823,283	-	-	2,823,283
Total	10,221,444	-	4,893,897	15,115,341

Financial instruments categories have been determined based on IFRS 9.

The income, expenses, gains and losses resulting from each category of financial instruments are as follow:

		Financial
	Financial	assets at fair
	assets at	value through
	amortized cost	profit or loss	Total
As of December 31, 2017
Interest income	272,251	-	272,251
Exchange differences	155,157	-	155,157
Bank fees and expenses	(1,215)	-	(1,215)
Changes in fair value of financial assets	-	321,621	321,621
Adjustment to present value	(292)	-	(292)
Total	425,901	321,621	747,522
As of December 31, 2016
Interest income	196,754	-	196,754
Exchange differences	96,701	3,164	99,865
Bank fees and expenses	(3,217)	-	(3,217)
Changes in fair value of financial assets	-	424,099	424,099
Adjustment to present value	(263)	3,147	2,884
Total	289,975	430,410	720,385
As of December 31, 2015
Interest income	96,225	-	96,225
Exchange differences	14,326	5,745	20,071
Bank fees and expenses	(20,117)	-	(20,117)
Changes in fair value of financial assets	-	350,543	350,543
Adjustment to present value	3,984	1,403	5,387
Total	94,418	357,691	452,109

FINANCIAL STATEMENTS 2017

NOTES

		Financial
	Financial	liabilities at fair
	liabilities at	value through
	amortized cost	profit or loss	Total
As of December 31, 2017
Interest expense	(1,540,247)	-	(1,540,247)
Other financial results	(41,274)	-	(41,274)
Exchange differences	(537,161)	-	(537,161)
Total	(2,118,682)	-	(2,118,682)
As of December 31, 2016
Interest expense	(1,441,665)	-	(1,441,665)
Other financial results	(36,783)	-	(36,783)
Net gain from the repurchase of Corporate
Notes	42	-	42
Exchange differences	(517,573)	-	(517,573)
Total	(1,995,979)	-	(1,995,979)
As of December 31, 2015
Interest expense	(429,899)	-	(429,899)
Other financial results	(22,880)	-	(22,880)
Exchange differences	(914,844)	-	(914,844)
Total	(1,367,623)	-	(1,367,623)

Note 10.2 |          Credit quality of financial assets

The credit quality of financial assets can be assessed based on external credit ratings or historical information:

	12.31.17	12.31.16
Customers with no external credit rating:
Group 1 (i)	5,070,859	3,479,399
Group 2 (ii)	230,087	121,206
Group 3 (iii)	377,911	300,455
Total trade receivables	5,678,857	3,901,060

                   (i)          Relates to customers with debt to become due.

                  (ii)          Relates to customers with past due debt from 0 to 3 months.

                 (iii)          Relates to customers with past due debt from 3 to 12 months.

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of these financial assets.

FINANCIAL STATEMENTS 2017

NOTES

Note 11 | Other receivables

	Note	12.31.17	12.31.16
Non-current:
Financial credit		37,019	43,636
Related parties	36.d	5,428	6,856
Total Non-current		42,447	50,492
Current:
Prepaid expenses		4,986	3,589
Advances to suppliers		6,631	2,561
Advances to personnel		2,230	1,701
Security deposits		10,327	8,385
Financial credit		11,621	40,461
Receivables from electric activities		114,561	142,979
Related parties	36.d	1,093	766
Guarantee deposits on derivative financial
instruments		60,049	-
Judicial deposits		16,115	13,546
Other		6	19
Allowance for the impairment of other receivables		(27,002)	(34,699)
Total Current		200,617	179,308

The carrying amount of the Company’s other financial receivables approximates their fair value.

The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.17	12.31.16	12.31.15
Balance at beginning of year	34,699	17,752	16,647
Increase	-	16,947	1,105
Recovery	(7,697)	-	-
Balance at end of the period	27,002	34,699	17,752

The aging analysis of these other receivables is as follows:

	12.31.17	12.31.16
Without expiry date	26,769	21,931
Past due	87,564	108,299
Up to 3 months	75,011	17,024
From 3 to 6 months	5,701	12,062
From 6 to 9 months	2,843	10,053
From 9 to 12 months	2,729	9,939
More than 12 months	42,447	50,492
Total other receivables	243,064	229,800

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in Argentine pesos.

FINANCIAL STATEMENTS 2017

NOTES

Note 12 | Trade receivables

	12.31.17	12.31.16
Current:
Sales of electricity - Billed	2,952,780	2,522,265
Sales of electricity – Unbilled	2,982,677	1,582,591
Framework Agreement	156,412	10,938
Fee payable for the expansion of the
transportation and others	22,994	22,397
Receivables in litigation	22,847	22,551
Allowance for the impairment of trade receivables	(458,853)	(259,682)
Total Current	5,678,857	3,901,060

The carrying amount of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	12.31.17	12.31.16	12.31.15
Balance at beginning of year	259,682	79,361	84,562
Increase	242,750	210,745	22,979
Decrease	(43,579)	(30,424)	(28,180)
Balance at end of the period	458,853	259,682	79,361

The aging analysis of these trade receivables is as follows:

	12.31.17	12.31.16
Not due	156,412	8,222
Past due	607,998	421,661
Up to 3 months	4,914,447	3,471,177
Total other receivables	5,678,857	3,901,060

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in Argentine pesos.

Sensitivity analysis of the allowance for impairment of trade receivables:

-	5% increase in the uncollectibility rate estimate
		12.31.17
	Contingencies	481,796
	change	22,943
-	5% decrease in the uncollectibility rate estimate
		12.31.17
	Contingencies	435,910
	change	(22,943)

FINANCIAL STATEMENTS 2017

NOTES

Note 13 | Financial assets at fair value through profit or loss

	12.31.17	12.31.16
Current
Government bonds	1,239,282	387,279
Money market funds	1,657,976	1,606,636
Total current	2,897,258	1,993,915

Note 14 | Financial assets at amortized cost

	12.31.17	12.31.16
Non-current
Government bonds	-	44,429
Total Non-current	-	44,429
Current
Government bonds	11,498	1,511
Total Non-current	11,498	1,511

Note 15 |    Inventories

	12.31.17	12.31.16
Current
Supplies and spare-parts	351,106	230,291
Advance to suppliers	40,798	57,519
Total inventories	391,904	287,810

Note 16 | Cash and cash equivalents

	12.31.17	12.31.16
Cash and banks	82,860	197,101
Money market funds	-	61,461
Total cash and cash equivalents	82,860	258,562

Note 17 | Share capital and additional paid-in capital

		Additional
		paid-in
	Share capital	capital	Total
Balance at December 31, 2015	1,314,518	3,452	1,317,970
Balance at December 31, 2016	1,314,518	3,452	1,317,970
Payment of Other reserve constitution - Share-
bases compensation plan (Note 25)	-	28,113	28,113
Balance at December 31, 2017	1,314,518	31,565	1,346,083

As of December 31, 2017, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

No changes have occurred in the Company’s Share Capital structure in the last three fiscal years.

FINANCIAL STATEMENTS 2017

NOTES

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

On April 18, 2017, the Company held the Annual General Meeting that resolved by majority vote approve the allocation of own shares in portfolio to the implementation of the long-term incentive plan in favor of personnel dependent on company under the terms of article 67 of Ley de Mercado de Capitales No. 26,831.

At December 31, 2017, the Company owns 7,794,168 shares, 1,618,332 shares were delivered as additional remuneration in favor of executive directors and managers for special processes developed during the year 2016 (Note 25).

Note 18 | Allocation of profits

Clause 7.4 of the Adjustment Agreement provided that during the Transition period the Company could not distribute dividends without the Regulatory Entity’s prior authorization. This transition period ended on January 31, 2017 with the implementation of the RTI, ENRE Resolution No. 63/17. Therefore, in the Company’s opinion there exists no regulatory restriction on the distribution of dividends.

If the Company’s Level of Indebtedness were higher than 3, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply. At the date of issuance of these financial statements, the Company's level of indebtedness is 1.43.

FINANCIAL STATEMENTS 2017

NOTES

Note 19 | Trade payables

		12.31.17	12.31.16
Non-current
Customer guarantees		100,469	83,045
Customer contributions		79,979	98,167
Funding contributions - substations		60,452	51,700
Total Non-current		240,900	232,912

Current
Payables for purchase of electricity - CAMMESA		3,047,128	2,956,726
Provision for unbilled electricity purchases - CAMMESA		4,547,990	2,512,800
Suppliers		1,351,575	958,460
Advance to customer		149,069	287,120
Customer contributions		18,764	46,589
Discounts to customers		37,372	37,372
Funding contributions - substations		8,384	21,790
Related parties	36.d	35,021	204
Total Current		9,195,303	6,821,061

The fair values of non-current customer contributions as of December 31, 2017 and 2016 amount to $ 89.6 million and $ 95.7 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a market rate for this type of transactions. The applicable fair value category is Level 3.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note 20 | Other payables

	Note	12.31.17	12.31.16
Non-current
Loans (mutuum) with CAMMESA		1,885,093	1,346,807
ENRE penalties and discounts		3,885,767	3,477,351
Liability with FOTAE		190,179	172,991
Payment agreements with ENRE		73,189	106,177
Total Non-current		6,034,228	5,103,326

Current
ENRE penalties and discounts		288,210	56,164
Related parties	36.d	5,253	4,756
Advances for works to be performed		13,576	13,575
Payment agreements with ENRE		63,356	60,264
Total Current		370,395	134,759

The carrying amount of the Company’s other financial payables approximates their fair value.

FINANCIAL STATEMENTS 2017

NOTES

Note 21 |    Deferred revenue

	12.31.17	12.31.16
Non-current
Nonrefundable customer contributions	194,629	199,990
Total Non-current	194,629	199,990

	12.31.17	12.31.16
Current
Nonrefundable customer contributions	3,360	764
Total Current	3,360	764

Note 22 | Borrowings

	12.31.17	12.31.16
Non-current
Corporate notes (1)	3,259,216	2,769,599
Borrowing	932,450	-
Total non-current	4,191,666	2,769,599

Current
Interest from corporate notes	62,236	53,684
Interest from borrowing	8,969	-
Total current	71,205	53,684

(1)   Net of debt issuance, repurchase and redemption expenses.

On October 11, 2017, the Company was granted a 36-month term loan by the Industrial and Commercial Bank of China Dubai (ICBC) Branch, for an amount of USD 50 million. The proceeds of the loan will be used to finance the Company’s investment plan and working capital, making it possible to partially offset the impact generated by the deferral of income mentioned in Note 2.a). Furthermore, it must be pointed out that such loan constitutes an “Allowed Indebtedness” within the limits stipulated in the Corporate Notes due 2022.

The fair values of the Company’s non-current borrowings (Corporate Notes) as of December 31, 2017 and 2016 amount approximately to $ 3.6 billion and $ 2.9 billion, respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each year. The applicable fair value category is Level 1.

The Company’s borrowings are denominated in the following currencies:

	12.31.17	12.31.16
US dollars	4,262,871	2,823,283
	4,262,871	2,823,283

FINANCIAL STATEMENTS 2017

NOTES

The maturities of the Company’s borrowings and its exposure to interest rate are as follow:

	12.31.17	12.31.16
Fixed rate
Less than 1 year	62,236	53,684
From 2 to 5 years	3,259,216	-
More than 5 years	-	2,769,599
Total Fixed rate	3,321,452	2,823,283
Variable rate
Less than 1 year	8,969	-
From 1 to 2 years	466,225	-
From 2 to 5 years	466,225	-
Total Variable rate	941,419	-
	4,262,871	2,823,283

The roll forward of the Company’s borrowings during the year was as follows:

	12.31.17	12.31.16	12.31.15
Balance at beginnig of the year	2,823,283	2,509,773	1,632,403
Proceeds from borrowings	870,900	-	-
Payment of borrowings' interests	(283,423)	(265,950)	(172,923)
Repurchase of Corporate Notes by the trust	-	(4,866)	-
Paid from repurchase of Corporate Notes	-	(221,846)	-
Gain from repurchase of Corporate Notes	-	(42)	-
Exchange diference and interest accrued	578,236	791,516	961,519
Cost capitalized	273,875	14,698	88,774
Balance at the end of period	4,262,871	2,823,283	2,509,773

Corporate Notes programs

The Company is included in a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.16	Debt repurchase	Debt structure at 12.31.17	At 12.31.17
Fixed Rate Par Note	9	9.75	2022	171.87	-	171.87	3,259.22
Total				171.87	-	171.87	3,259.22

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.15	Debt repurchase	Debt structure at 12.31.16	At 12.31.16
Fixed Rate Par Note	7	10.50	2017	14.76	(14.76)	-	-
Fixed Rate Par Note	9	9.75	2022	172.17	(0.30)	171.87	2,769.60
Total				186.93	(15.06)	171.87	2,769.60

FINANCIAL STATEMENTS 2017

NOTES

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

                ii.   Suspension of Covenants:

Certain negative covenants stipulated in the terms and conditions of the Corporate Notes will be suspended or adapted if:

- the Company’s long-term debt rating is raised to Investment Grade, or the Company’s Level of Indebtedness is equal to or lower than 3.

- If the Company subsequently losses its Investment Grade rating or its Level of Indebtedness is higher than 3, as applicable, the suspended negative covenants will be once again in effect.

At the date of issuance of these financial statements, the Company's level of indebtedness is 1.43.

Note 23 | Salaries and social security taxes

a.     Salaries and social security taxes payable

	12.31.17	12.31.16
Non-current
Early retirements payable	3,359	5,149
Seniority-based bonus	116,296	89,168
Total non-current	119,655	94,317

Current
Salaries payable and provisions	1,064,106	912,275
Social security payable	151,137	115,793
Early retirements payable	4,808	4,119
Total current	1,220,051	1,032,187

The carrying amount of the Company’s salaries and social security taxes payable approximates their fair value.

b.    Salaries and social security taxes charged to profit or loss

	12.31.17	12.31.16	12.31.15
Salaries	2,998,531	2,539,345	1,791,286
Social security taxes	1,166,095	987,523	696,611
Total salaries and social security taxes	4,164,626	3,526,868	2,487,897

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which as of December 31, 2017 and 2016 amount to $ 4.8 million and $ 4.1 million (current) and $ 3.4 million and $ 5.1 million (non-current), respectively.

FINANCIAL STATEMENTS 2017

NOTES

The seniority-based bonus included in collective bargaining agreements in effect consists of a bonus to be granted to personnel with a certain amount of years of service. As of December 31, 2017 and 2016, the related liabilities amount to $ 116.3 million and $ 89.2 million, respectively.

As of December 31, 2017 and 2016, the number of employees amounts to 4,789 and 4,746, respectively.

Note 24 | Benefit plans

The defined benefit plans granted to Company employees consist of a bonus for all the employees who have the necessary years of service and have made the required contributions to retire under the retirement plans.

The amounts and conditions vary in accordance with the collective bargaining agreement and for non-unionized personnel.

	12.31.17	12.31.16
Non-current	323,564	266,087
Current	31,407	33,370
Total Benefit plans	354,971	299,457

The detail of the benefit plan obligations as of December 31, 2017 and 2016 is as follows:

	12.31.17	12.31.16
Benefit payment obligations at beginning	299,457	232,677
Current service cost	28,783	23,277
Interest cost	79,006	82,128
Actuarial losses	(13,962)	(7,817)
Benefits paid to participating employees	(38,313)	(30,808)
Benefit payment obligations at period end	354,971	299,457

As of December 31, 2017 and 2016, the Company does not have any assets related to post-retirement benefit plans.

The detail of the charge recognized in the Statement of Comprehensive Income is as follows:

	12.31.17	12.31.16	12.31.15
Cost	28,783	23,277	29,241
Interest	79,006	82,128	60,013
Actuarial results - Other comprehensive loss	(13,962)	(7,817)	3,678
	93,827	97,588	92,932

FINANCIAL STATEMENTS 2017

NOTES

The actuarial assumptions used are based on market interest rates for Argentine Government bonds, past experience, and the Company Management’s best estimate of future economic conditions. Changes in these assumptions may affect the future cost of benefits and obligations. The main assumptions used are as follow:

	12.31.17	12.31.16
Discount rate	5%	5%
Salary increase	1%	1%
Inflation	18%	21%

Sensitivity analysis:

12.31.2017
Discount Rate: 4%
Obligation	388,877
Variation	33,906
10%

Discount Rate: 6%
Obligation	326,052
Variation	(28,919)
(8%)

Salary Increase : 0%
Obligation	324,763
Variation	(30,208)
(9%)

Salary Increase: 2%
Obligation	389,912
Variation	34,941
10%

The expected payments of benefits are as follow:

	In 2018	In 2019	In 2020	In 2021	Between 2022 to 2028
At December 31, 2017
Benefit payment obligations	31,407	5,571	6,266	5,983	10,371

Estimates based on actuarial techniques imply the use of statistical tools, such as the so-called demographic tables used in the actuarial valuation of the Company’s active personnel.

In order to determine the mortality of the Company’s active personnel, the “1971 Group Annuity Mortality” table has been used. In general, a mortality table shows for each age group the probability that a person in any such age group will die before reaching a predetermined age. Male and female mortality tables are elaborated separately inasmuch as men and women’s mortality rates are substantially different.

FINANCIAL STATEMENTS 2017

NOTES

In order to estimate total and permanent disability due to any cause, 80% of the “1985 Pension Disability Study” table has been used.

In order to estimate the probability that the Company’s active personnel will leave the Company or stay therein, the “ESA 77” table has been used.

Liabilities related to the above-mentioned benefit plans have been determined considering all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2017.

These benefits do not apply to key management personnel.

Note 25 | The Company’s Share-based Compensation Plan

In 2016, the Company’s Board of Directors proposed that the treasury shares be used for the implementation of a long-term incentive plan in favor of executive directors, managers or other personnel holding key executive positions in the Company in an employment relationship with the latter and those who in the future are invited to participate, under the terms of section 67 of Law No. 26,831 on Capital Markets, after the effort made by the directors in the negotiation of the RTI The plan was ratified and approved by the ordinary and extraordinary shareholders’ meeting held on April 18, 2017 (Note 44).

At the date of issuance of these financial statements, the Company awarded a total of 1,618,332 shares to executive directors and managers as additional remuneration for their performance in special processes developed during fiscal year 2016.

The fair value of the previously referred to shares at the award date, amounted to $ 42.3 million and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

FINANCIAL STATEMENTS 2017

NOTES

Note 26 | Income tax and tax on minimum presumed income / Deferred tax

The analysis of deferred tax assets and liabilities is as follows:

	12.31.16	Charged to profit and loss	Charged to other comprenhensive income	12.31.17
Deferred tax assets
Tax loss carryforward	4,172	(4,172)	-	-
Inventories	5,093	(703)	-	4,390
Trade receivables and other receivables	138,816	(28,775)	-	110,041
Trade payables and other payables	1,123,556	58,759	-	1,182,315
Salaries and social security taxes payable	24,500	10,115	-	34,615
Benefit plans	104,810	(9,610)	(4,887)	90,313
Tax liabilities	15,734	(3,377)	-	12,357
Provisions	150,244	58,560	-	208,804
Deferred tax asset	1,566,925	80,797	(4,887)	1,642,835

Deferred tax liabilities:
Property, plant and equipment	(499,142)	60,074	-	(439,068)
Financial assets at fair value through profit or loss	(40,351)	29,073	-	(11,278)
Borrowings	(8,414)	2,946	-	(5,468)
Deferred tax liability	(547,907)	92,093	-	(455,814)

Net deferred tax (liabilities) assets	1,019,018	172,890	(4,887)	1,187,021

	12.31.15	Charged to profit and loss	Charged to other comprenhensive income	12.31.16
Deferred tax assets		4,172	-	4,172
Inventories	309	4,784	-	5,093
Derivative financial instruments	-	-	-	-
Trade receivables and other receivables	41,329	97,487	-	138,816
Trade payables and other payables	332,939	790,617	-	1,123,556
Salaries and social security taxes payable	18,923	5,577	-	24,500
Benefit plans	81,437	26,109	(2,736)	104,810
Tax liabilities	14,466	1,268	-	15,734
Provisions	115,522	34,722	-	150,244
Deferred tax asset	604,925	964,736	(2,736)	1,566,925

Deferred tax liabilities:
Property, plant and equipment	(505,528)	6,386	-	(499,142)
Financial assets at fair value through profit or loss	(39,608)	(743)	-	(40,351)
Borrowings	(9,741)	1,327	-	(8,414)
Deferred tax liability	(554,877)	6,970	-	(547,907)

Net deferred tax (liabilities) assets	50,048	971,706	(2,736)	1,019,018

FINANCIAL STATEMENTS 2017

NOTES

	12.31.17	12.31.16
Deferred tax assets:
To be recover in less than 12 moths	1,301,162	432,952
To be recover in more than 12 moths	341,673	1,135,858
Deferred tax asset	1,642,835	1,568,810

Deferred tax liabilities:
To be recover in less than 12 moths	(81,733)	(155,064)
To be recover in more than 12 moths	(374,081)	(394,728)
Deferred tax liability	(455,814)	(549,792)

Net deferred tax assets (liabilities)	1,187,021	1,019,018

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

The detail of the minimum presumed income receivable is as follows:

Minimum presumed income tax credit	12.31.17	Year of expiration
2012	20,506	2022
2013	43,950	2023
2016	-	2026
	64,456

FINANCIAL STATEMENTS 2017

NOTES

The detail of the income tax expense for the year includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; (ii) the effect of applying the deferred tax method which recognizes the effect of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes:

	12.31.17	12.31.16	12.31.15
Deferred tax	172,890	971,706	(38,406)
Current tax	(610,857)	(243,666)	(145,324)
Difference between provision and tax return	(3,183)	15,022	-
Income tax expense	(441,150)	743,062	(183,730)

Argentine Tax Reform

On December 29, 2017 the National Executive Branch passed Act No. 27430 – Income Tax. This Act introduced several modifications in the income tax treatment, the key components of which are described below:

Income tax rate: he income tax rate for Argentine companies will be gradually reduced from 35% to 30% for fiscal years beginning as from January 1, 2018 until December 31, 2019, and to 25% for fiscal years beginning as from January 1, 2020.

Tax on dividends: The tax on dividends or earnings distributed by, among others, Argentine companies or permanent establishments to individuals, undivided estates or beneficiaries residing abroad is introduced based on the following considerations: (i) dividends resulting from earnings accrued during fiscal years beginning as from January 1, 2018 until December 31, 2019, will be subject to a 7% withholding; and (ii) dividends resulting from earnings accrued during fiscal years beginning as from January 1, 2020 will be subject to a 13% withholding.

Dividends resulting from benefits gained until the fiscal year prior to that beginning on January 1, 2018 will remain subject to the 35% withholding on the amount exceeding the untaxed distributable retained earnings (equalization tax’ transition period) for all beneficiaries.

Optional tax and accounting revaluation: the Act provides that Companies may opt to make a tax revaluation of assets located in the country and subject to the generation of taxable earnings. The special tax on the revaluation amount depends on the asset, and will amount to 8% for real estate not accounted for as inventories, 15% for real estate accounted for as inventories, and 10 % for personal property and other assets. Once the option is exercised for a certain asset, all assets within the same category should be revalued. The tax result from the revaluation will not be subject to income tax, and the special tax on the amount of the revaluation will not be deductible from such tax.

The Company is currently analyzing the impact of the above-mentioned option.

Tax deduction update: the adjustment of acquisitions or investments made in fiscal years beginning as from January 1, 2018 will increase the deductible depreciation and its computable cost in case of sale.

FINANCIAL STATEMENTS 2017

NOTES

	12.31.17	12.31.16	12.31.15
Profit (Loss) for the year before taxes	1,123,340	(1,931,710)	1,326,173
Applicable tax rate	35%	35%	35%
(Loss) Profit for the year at the tax rate	(393,169)	676,099	(464,161)
(Loss) Gain from interest in joint ventures	(4)	1	-
Non-taxable income	115,661	69,368	44,595
Other	(248)	(1)
Difference between provision and tax return	165	(2,405)	(42,332)
Unrecognized net deferred tax assets/liabilities (1)	(163,555.00)	-	282,399
Expiration of tax loss-carryforwards	-	-	(4,231)
Income tax expense	(441,150)	743,062	(183,730)

(1)   Corresponds to the effect of applying deferred tax assets and liabilities changes in income tax gains according to the tax reform detailed in the previous function in the year expected to perform them.

Note 27 |        Income tax / tax on minimum presumed income payable, net

	12.31.17	12.31.16
Current
Tax payable 2017	618,293	243,666
Total Tax payable	618,293	243,666
Tax on minimum national income tax payable, net	-	(64,456)
Tax withholdings	(151,610)	(24,005)
Total current	466,683	155,205

Note 28 | Tax liabilities

	12.31.17	12.31.16
Non-current
Tax regularization plan	-	680
Total Non-current	-	680

Current
Provincial, municipal and federal contributions and taxes	398,032	377,430
VAT payable	493,151	725,553
Tax withholdings	88,781	78,909
SUSS withholdings	3,515	2,785
Municipal taxes	68,457	57,832
Tax regularization plan	1,519	1,979
Total Current	1,053,455	1,244,488

FINANCIAL STATEMENTS 2017

NOTES

Note 29 |    Lease of use

•         As leasee

The features that these leases of use have in common are that payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the leases of use contract of the Energy Handling and Transformer Center that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating leases of use contracts have cancelable terms and assignment periods of 2 to 13 years.

Among them the following can be mentioned: commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Energy Handling and Transformer Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras substation.

As of December 31, 2017 and 2016, future minimum payments with respect to operating leases of use are as follow:

	12.31.17	12.31.16
2017	-	40,639
2018	84,319	7,649
2019	84,402	9,495
2020	35,348	5,700
2021	3,113	1,850
Total future minimum
lease payments	207,182	65,333

Total expenses for operating assignments of use for the years ended December 31, 2017, 2016 and 2015 are as follow:

	12.31.17	12.31.16	12.31.15
Total lease expenses	85,399	68,483	42,440

•         As lessor

The Company has entered into operating lease of use contracts with certain cable television companies granting them the right to use the poles of the Company’s network. Most of these contracts include automatic renewal clauses.

As of December 31, 2017 and 2016, future minimum collections with respect to operating lease of use are as follow:

	12.31.17	12.31.16
2017	137,004	108,743
2018	136,900	108,511
2019	131,258	103,090
Total future minimum
lease collections	405,162	320,344

Total income from operating assignments of use for the years ended December 31, 2017, 2016 and 2015 is as follows:

	12.31.17	12.31.16	12.31.15
Total lease income	130,851	108,228	76,417

FINANCIAL STATEMENTS 2017

NOTES

Note 30 | Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.15	259,573	70,489

Increases	81,787	69,260
Decreases	(3)	(51,837)
At 12.31.16	341,357	87,912

Increases	256,733	81,256
Decreases	(3)	(39,910)
At 12.31.17	598,087	129,258

Note 31 | Revenue from sales

	12.31.17	12.31.16	12.31.15
Sales of electricity	24,171,502	12,952,666	3,720,442
Right of use on poles	130,851	108,228	76,417
Connection charges	30,432	15,893	4,195
Reconnection charges	7,217	2,822	1,108
Total Revenue from sales	24,340,002	13,079,609	3,802,162

Note 32 | Expenses by nature

The detail of expenses by nature is as follows:

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	3,061,601	543,770	559,255	4,164,626
Pension plans	79,240	14,074	14,475	107,789
Communications expenses	33,951	176,949	14,061	224,961
Allowance for the impairment of trade and other receivables	-	235,053	-	235,053
Supplies consumption	294,117	-	46,985	341,102
Leases and insurance	396	-	111,480	111,876
Security service	88,220	1,217	78,925	168,362
Fees and remuneration for services	667,962	544,453	498,077	1,710,492
Public relations and marketing	-	-	35,966	35,966
Advertising and sponsorship	-	-	18,528	18,528
Reimbursements to personnel	55	34	497	586
Depreciation of property, plants and equipments	348,603	55,113	26,590	430,306
Directors and Supervisory Committee members’ fees	-	-	13,080	13,080
ENRE penalties (1)	254,127	265,592	-	519,719
Taxes and charges	-	242,493	19,613	262,106
Other	635	168	13,104	13,907
At 12.31.17	4,828,907	2,078,916	1,450,636	8,358,459

(1)     Transmission and distribution expenses include recovery for $ 413.7 million (Note 2.e) net of the charge for the year for $ 933.4 million.

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of December 31, 2017 for $ 589 million.

FINANCIAL STATEMENTS 2017

NOTES

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

FINANCIAL STATEMENTS 2017

NOTES

Note 33 | Other operating expense, net

		12.31.17	12.31.16	12.31.15
Other operating income
Services provided to third parties		53,367	62,495	59,809
Commissions on municipal taxes collection		31,686	21,441	14,775
Related parties	36.a	4,381	500	-
Income from non-reimbursable customer contributions		2,764	764	764
Others		4,859	2,726	4,613
Total other operating income		97,057	87,926	79,961

Other operating expense
Net expense from technical services		-	-
Gratifications for services		(49,203)	(35,442)	(43,192)
Cost for services provided to third parties		(37,061)	(31,946)	(52,421)
Severance paid		(17,382)	(15,697)	(11,801)
Debit and Credit Tax		(293,913)	(156,152)	(85,138)
Other expenses - FOCEDE		-	(14,653)	(59,563)
Provision for contingencies		(337,989)	(151,047)	(226,449)
Disposals of property, plant and equipment		(10,540)	(40,466)	(3,513)
Other		(12,391)	(18,543)	(20,430)
Total other operating expense		(758,479)	(463,946)	(502,507)
Other operating expense, net		(661,422)	(376,020)	(422,546)

Note 34 | Net financial expense

	12.31.17	12.31.16	12.31.15
Financial income
Commercial interest	106,581	134,092	46,109
Financial interest	165,670	62,662	50,116
Total financial income	272,251	196,754	96,225

Financial expenses
Interest and other (1)	(491,570)	(410,940)	(233,769)
Fiscal interest	(18,690)	(9,837)	(3,652)
Commercial interest	(1,029,987)	(1,020,888)	(192,478)
Bank fees and expenses	(1,215)	(3,217)	(20,117)
Total financial expenses	(1,541,462)	(1,444,882)	(450,016)

Other financial results
Exchange differences	(382,004)	(417,708)	(894,773)
Adjustment to present value of receivables	(292)	2,884	5,387
Changes in fair value of financial assets (2)	321,621	424,099	350,543
Net gain from the repurchase of Corporate Notes	-	42	-
Other financial expense	(41,274)	(36,783)	(22,880)
Total other financial expense	(101,949)	(27,466)	(561,723)
Total net financial expense	(1,371,160)	(1,275,594)	(915,514)

(1)   Net of interest capitalized as of December 31, 2017, 2016 and 2015 for $ 313,7 million, and $ 189.7 million and $ 255.9 million, respectively.

(2)   Includes changes in the fair value of financial assets on cash equivalents as of December 31, 2017, 2016 and 2015 for $ 25.3 million, $ 19.9 million and $ 26.9 million, respectively.

FINANCIAL STATEMENTS 2017

NOTES

Note 35 | Basic and diluted earnings (loss) per share

Basic

The basic earnings (loss) per share are calculated by dividing the profit/(loss) attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2017 and 2016, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings (loss) per share coincide with the diluted earnings (loss) per share, inasmuch as the Company has issued neither preferred shares nor Corporate Notes convertible into common shares.

	12.31.17	12.31.16	12.31.15
Profit (Loss) for the year attributable to the owners of the Company	682,190	(1,188,648)	1,142,443
Weighted average number of common shares outstanding	898,280	897,043	897,043
Basic and diluted profit (loss) earnings per share – in pesos	0.76	(1.33)	1.27

Note 36 | Related-party transactions

•            The following transactions were carried out with related parties:

a.         Income

Company	Concept	12.31.17	12.31.16	12.31.15

CYCSA	Claim to use poles	-	9,598	6,188
PESA	Electrical assembly service	1,494	-	-
	Reimbursement expenses	2,887	-	-
Transener	Reimbursement expenses	-	200	-
Transba	Reimbursement expenses	-	300	-
		4,381	10,098	6,188

b.         Expense

Company	Concept	12.31.17	12.31.16	12.31.15

EASA (Note 43)	Technical advisory services on financial matters	(41,274)	(36,708)	(22,791)
SACME	Operation and oversight of the electric power transmission system	(46,703)	(35,436)	(27,331)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	(593)	(3,454)	(679)
PYSSA	Financial and granting of loan services to customers	-	(21)	(89)
OSV	Hiring life insurance for staff	(12,844)	(6,227)	-
ABELOVICH, POLANO & ASOC.	Legal fees	(482)	-	-
PISA	Interest Corporate Notes 2022	-	-	(2,110)
		(101,896)	(81,846)	(53,000)

c.         Key Management personnel’s remuneration

	12.31.17	12.31.16	12.31.15
Salaries	169,749	124,386	85,063
	169,749	124,386	85,063

FINANCIAL STATEMENTS 2017

NOTES

•            The balances with related parties are as follow:

d.         Receivables and payables

	12.31.17	12.31.16
Other receivables - Non current
SACME	5,428	6,856
	5,428	6,856
Other receivables - Current
SACME	766	766
PESA	327	-
	1,093	766
Trade payables
OSV	(54)	-
EASA (Note 43)	(34,967)	-
PYSSA	-	(204)
	(35,021)	(204)
Other payables
SACME	(5,253)	(4,756)
	(5,253)	(4,756)

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

The agreements with related parties that were in effect throughout fiscal year 2017 are detailed below:

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

FINANCIAL STATEMENTS 2017

NOTES

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

The purpose of this company is to manage, supervise and control the operation of both the electric power generation, transmission and sub-transmission system in the City of Buenos Aires and the Buenos Aires metropolitan area and the interconnections with the Argentine Interconnection System, to represent Distribution Companies in the operational management before CAMMESA, and, in general, to carry out the necessary actions for the proper development of its activities.

The share capital of SACME is divided into 12,000 common, registered non-endorsable shares, of which 6,000 Class I shares are owned by Edenor S.A. and 6,000 Class II shares are owned by Edesur S.A.

The operating costs borne by the Company during fiscal year 2017 amounted to $ 46,7 million.

(c)   Agreement with EASA (Note 43)

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

Due to the merger process of EASA and its parent IEASA with and into CTLL, and, in turn, of CTLL with and into Pampa Energía S.A., the amount stipulated in the agreement in consideration of the services will be paid to the acquiring and surviving company/companies of EASA.

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

The operating costs borne by the Company in fiscal year 2017 amounted to $ 12.8 million.

The ultimate controlling company of Edenor S.A. is PESA (Note 43).

FINANCIAL STATEMENTS 2017

NOTES

Note 37 |        Trust for the Management of Electric Power Transmission Works

Due to the constant increase recorded in the demand for electricity during 2005, the SEE, by means of Resolution No. 1,875/05, provided that the interconnection works through an underground power cable at 220 kV between Costanera and Puerto Nuevo Transformer Stations with Malaver Transformer Station were necessary and required not only the execution of expansion works but also new layout-designs of the High-Voltage subsystems of Edenor S.A. and Edesur S.A.’s networks. In addition, it provided that a fraction of the electricity rate increase granted to distribution companies by ENRE Resolution No. 51/07 (as mentioned in Note 2.c.I), would be used to finance up to 30% of the total execution cost of these works, with the remaining 70% of the total cost of the works being absorbed by the MEM’s demand. Fund inflows and outflows related to the aforementioned expansion works are managed by the Works Trust Fund SEE Resolution No. 1/03, which acts as the link among CAMMESA, the Contracting Distribution Companies and the companies that had been awarded the contracts for the provision of engineering services, supplies and main pieces of equipment as well as those for the execution of the works and provision of minor supplies.

The works were developed in different stages, and the Company complied with its responsibility with regard to the development of each of them, as well as with the operation and the planned and reactive maintenance of the facilities comprising the expansion works. The final conclusion of the works occurred in fiscal year 2014.

Furthermore, on January 15, 2015, CAMMESA not only informed the Company of the amounts disbursed by the BICE and CAMMESA for the execution of the aforementioned works, but also requested that the Company carry out the pertinent actions to comply with the provisions of Resolution No. 1,875/05. Consequently, the Company has begun to carry out actions aimed at coordinating and reaching agreement, with the different parties involved, on the steps to be followed to have this process finalized.

As of December 31, 2015, the Company recognized as facilities in service in the Property, plant and equipment account its participation in the works for an estimated value of $ 141.8 million, including financial charges. As of December 31, 2017 and 2016, the contribution of $ 190.2 million and $ 173 million, respectively, was pending, a debt which is disclosed in the Other payables account of non-current liabilities.

Note 38 |        Electric works arrangement - Agreement for the supply of electric power to Mitre and Sarmiento railway lines

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

As of December 31, 2017, the Company recorded $ 56.4 million as non-current deferred revenue and $ 80 million as non-current trade payables – Customer contributions.

FINANCIAL STATEMENTS 2017

NOTES

Note 39 |        Construction works - San Miguel and San Martín Transformer Centers

During 2015, the Company carried out construction works of a 7.3 km-long electrical transmission line consisting of four 13.2 kV lines in trefoil formation to link Rotonda Substation with San Miguel Transformer Center, owned by ENARSA, necessary for the provision of electric power generation services; and a 6.2 km-long electrical transmission line consisting of a 13.2 kV line in trefoil formation to link Rotonda Substation with San Martín Transformer Center, owned by ENARSA.

The works, whose ownership was assigned to the Company, were carried out by the Company with the contributions made by ENARSA. As of December 31, 2017, the Company continues to recognize liabilities for this concept in the Deferred revenue account for $ 0.50 millon.

Note 40 |        Agreement for the execution of works - La Matanza Municipality

In April 2015, the Company and La Matanza Municipality entered into an agreement for the execution of works aimed at improving the electricity service. The amount of the agreement totals $ 103.8 million, including applicable taxes and charges.

It was agreed that after the completion of each work and upon the presentation of the respective invoices, the new facilities will be assigned free of charge in order for the Company to proceed with the start-up of the facilities and the subsequent operation and maintenance thereof.

The Public Works Secretariat of the MPFIPyS agrees to provide financial assistance to La Matanza Municipality, on the basis of an arrangement signed between the parties, for the total amount of the agreement.

As of December 31, 2017, the Company recorded $ 59.1 million as non-current deferred revenue.

Note 41 |        Request for Removal of facilities to carry out expansion works in Jorge Newbery Airport Southern Head Station

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

As of December 31, 2017, the Company recorded $ 51.4 million as non-current deferred revenue.

FINANCIAL STATEMENTS 2017

NOTES

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

Note 43 | Parent company merger process

The Company has been informed that the Board of Directors of EASA, the parent company, at its meeting of March 29, 2017 approved, subject to the approval of both the respective shareholders’ meetings and the control authorities, the merger of EASA and IEASA (the latter being EASA’s majority shareholder) as the acquired companies, which will be dissolved without liquidation, with and into CTLL, as the acquiring and surviving company, aimed at obtaining operational and economic advantages related to the achievement of greater operating efficiency and the optimized use of both the available resources and the technical, administrative and financial structures, within the framework of a global corporate reorganization plan of the entire Pampa Energía Group.

To this end, the Preliminary Merger Agreement and the Consolidated Merger Statement of Financial Position have been approved. It must be pointed out that CTLL, the acquiring and surviving company, as well as EASA and IEASA, the acquired companies, belong to the same control group inasmuch as Pampa Energía is the direct and/or indirect controlling shareholder of all of them.

In compliance with applicable regulations, on March 30, 2017, the Company and EASA informed the ENRE and requested its authorization. The ENRE, by means of Board of Directors’ Resolution No. 347 dated August 11, 2017, decided by majority of votes to deny the request for authorization submitted by the Company and its parent EASA. In due time and in proper manner, the Company has appealed such Resolution to the SEE on the grounds that it is not in accordance with the law.

Furthermore, on June 26, 2017, the Board of Directors of PESA instructed that company’s Management to begin the tasks that would allow for the assessment of the benefits of a merger process between PESA, as the acquiring company, and certain companies of the group, as the acquired companies.

FINANCIAL STATEMENTS 2017

NOTES

On September 22, 2017, the Board of Directors of PESA approved the merger of BLL, CTG, CTLL (the acquiring company of EASA), EG3 Red, INDISA, INNISA, IPB, PPII, Transelec, and PEPASA, as the acquired or absorbed companies, into PESA, as the acquiring or absorbing company, under the terms of tax neutrality (tax-free reorganization) pursuant to section 77 and following sections of the Income Tax Law. October 1, 2017 was established as the effective date of the merger, as from which date the transfer to the acquiring company of the totality of the acquired companies’ equity will take effect, with all the latter’s rights and obligations, assets and liabilities becoming incorporated into the acquiring company’s equity; all that subject to the corporate approvals required under the applicable regulations and the registration with the Public Registry of Commerce of both the merger and the dissolution without liquidation of the acquired companies.

On December 26, 2017, resolution No. 2017-501-APN-MEM, which approves the request for authorization to modify the Company holding Edenor S.A.’s class “A” shares, was notified.

On January 18, 2018, the merger of IEASA and EASA with and into CTLL was unanimously approved by the shareholders’ meeting of CTLL, whereat it was expressly stated that from the date of the shareholders’ meeting and until the date of registration of the definitive merger agreement with the corresponding public registries, the Board of Directors of CTLL would be in charge of the management of EASA and IEASA, with the managing bodies of the Acquired companies being suspended under the provisions of section 84 of the Business Organizations Law of Ley General de Sociedades.

The Acquiring company and the Acquired companies are currently taking all the necessary steps before the corresponding bodies in order to obtain the registrations and authorizations necessary for the Acquiring company to operate as the surviving company of the merger.

Note 44 | Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 18, 2017 resolved, among other issues, the following:

-       To approve Edenor S.A.’s Annual Report and Financial Statements as of December 31, 2016;

-       To approve the actions taken by the Directors and Supervisory Committee members, together with the remuneration thereof;

-       To appoint the authorities and the external auditors for the current fiscal year;

-       To approve the use of the treasury shares for the implementation of the long-term incentive plan in favor of certain key personnel (Note 25);

-       Not to carry out the share capital reduction, deferring it and instructing the Board of Directors to call an Extraordinary Shareholders’ Meeting in order to deal with this issue if, as a consequence of the results of operations for the quarters ending March 31 and June 30, 2017, the Company continued to be subject to complying with the mandatory share capital reduction.

RICARDO TORRES
Chairman

“Free translation from the original in Spanish published in Argentina”

To the Board of Directors, President and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Report on financial statements

We have audited the accompanying financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter, Edenor S.A.), including the statement of financial position as of December 31, 2017, the related statements of comprehensive income, of changes in equity and of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

The amounts and other information related to fiscal year 2016 and its interim periods, are part of the financial statements mention above and therefore should be considered in relation to those financial statements.

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

Opinion

In our opinion, the financial statements referred to in the first paragraph of this report present fairly, in all material aspects, the financial position of Edenor S.A. as of December 31, 2017, its comprehensive income and cash flows for the year then ended, in accordance with International Financial Reporting Standards.

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

c)            we have read the summary of activity and the additional information to the notes to the financial statements  required by Section 12, Chapter III, Title IV of CNV regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)           as of December 31, 2017 the liabilities accrued in favor of the Argentine Integrated Social Security System, according to the Company’s accounting records, amounted to $ 123.522.714, which were not yet due at that date;

e)            as required by Article 21, subsection e), Chapter III, Section VI, Title II of the regulations of the National Securities Commission, we report that total fees for auditing and related services billed to the Company during the fiscal year ended December 31, 2017 account for:

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

Autonomous City of Buenos Aires, March 7, 2018.

/s/ PRICE WATERHOUSE & CO. S.R.L.

Sergio Cravero (Partner)