Form 20-F/A
period 2017-12-31
EDENOR
filed 2018-05-16
CIK 1395213

As filed with the Securities and Exchange Commission on May 16, 2018

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

Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒

Explanatory Note

Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”) is filing this Amendment No. 1 (the “Form 20-F/A”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2017, which was originally filed with the Securities and Exchange Commission on April 27, 2018 (the “Form 20-F”), to submit the Interactive Data File (as such term is defined in Rule 11 of Regulation S-T) with respect to the audited consolidated financial statements of Edenor for that fiscal year as Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Form 20-F in accordance with the 30-day grace period provided under Rule 405(a)(2)(ii) of Regulation S-T.

Except as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F. This Form 20-F/A speaks as of the time of filing of the Form 20-F and does not reflect events that may have occurred subsequent to such filing.

2

 Item 19.  Exhibits

Documents filed as exhibits to this Amendment No. 1 to Form 20-F:

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Linkbase Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*

In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.

Empresa Distribuidora y Comercializadora Norte S.A.
By: /s/ Leandro Carlos Montero
Name: Leandro Carlos Montero Title: Chief Financial Officer

Date: May 16, 2018