Form 20-F
period 2018-12-31
EDENOR
filed 2019-04-30
CIK 1395213

As filed with the Securities and Exchange Commission on April 30, 2019

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018 Commission File Number: 001-33422

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 462,292,111 Class A Common Shares, 418,825,357 Class B Common Shares and 1,952,604 Class C Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically, every

Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

PART I
Item 1.	Identity of Directors, Senior Management and Advisors	2
Item 2.	Offer Statistics and Expected Timetable	2
Item 3.	Key Information	2
Item 4.	Information on the Company	34
Item 4A.	Unresolved Staff Comments	71
Item 5.	Operating and Financial Review and Prospects	71
Item 6.	Directors, Senior Management and Employees	110
Item 7.	Major Shareholders and Related Party Transactions	122
Item 8.	Financial Information	127
Item 9.	The Offer and Listing	132
Item 10.	Additional Information	139
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	158
Item 12.	Description of Securities Other than Equity Securities	159

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	160
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	160
Item 15.	Controls and Procedures	160
Item 16A.	Audit Committee Financial Expert	162
Item 16B.	Code of Ethics	162
Item 16C.	Principal Accountant Fees and Services	162
Item 16D.	Exemptions from the Listing Standards for Audit Committees	162
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	162
Item 16F.	Change in Registrant’s Certifying Accountant	163
Item 16G.	Corporate Governance	163
Item 16H.	Mine Safety Disclosures	160

PART III
Item 17.	Financial Statements	170
Item 18.	Financial Statements	170
Item 19.	Exhibits	170

Index to Financial Statements		F-1

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

•        the treatment of pending obligations after the Integral Tariff Revision (“RTI”);

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

SELECTED FINANCIAL DATA

The following table presents our selected financial data for each of the years in the three-year period ended December 31, 2018. The selected statement of comprehensive income (loss) and statement of cash flow data for the years ended December 31, 2018, 2017 and 2016 and the selected statement of financial position as of December 31, 2018 and 2017, have been prepared in accordance with IFRS as issued by the IASB and have been derived from our Financial Statements included elsewhere in this annual report. The summary financial data as of and for each of the two years ended December 31, 2015 and 2014 have not been presented as these cannot be provided on a restated basis without unreasonable effort or expense.

Our Financial Statements have been restated to reflect the changes in the general purchasing power of the Company’s functional currency (the Argentine peso), in conformity with the provisions of both IAS 29 “Financial reporting in hyperinflationary economies” and General Resolution No. 777-18 of the Argentine Securities Commission (Comisión Nacional de Valores or “CNV”). As a result thereof, the Financial Statements are stated in terms of the measuring unit current at the end of the reporting period.

According to IAS 29, the restatement of financial statements is necessary when the functional currency of an entity is that of a hyperinflationary economy. To define a state of hyperinflation, IAS 29 provides a series of guidelines, including but not limited to (i) analyzing the behavior of population, prices, interest rates and wages faced with the development of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative feature, which in practice, is the most weighted condition, verifying whether the cumulative inflation rate over three years approaches or exceeds 100%.

Although general price levels increased significantly in recent years, the cumulative inflation rate over the last three years in Argentina had remained below 100%. However, due to certain macroeconomic factors, the projected three-year inflation in 2018 surpassed 100% and the Argentine Government’s targets and other available projections indicate that this trend will not be reversed in the short-term.

Therefore, according to IAS 29, the Argentine economy should be regarded as hyperinflationary as from July 1, 2018. Pursuant to IAS 29, the adjustment will be resumed from the date on which it was last made which is February 2003. Additionally, on December 4, 2018 Law No. 27,468 was enacted and repealed the provisions of Executive Order No. 664/03, which did not allow for the filing of inflation-adjusted financial statements. This law states that the provisions of Section 62 of Law No. 19,550 the (“Argentine Corporations Law”) regarding the preparation of financial statements to reflect the effects of inflation will continue to apply, consequently reinstating adjustment for inflation.

Taking into consideration the above-mentioned index, in the fiscal years ended December 2018, 2017 and 2016, the inflation rate amounted to 47.7%, 24.8% and 40.9%, respectively.

During 2018, the regulatory and electricity rate environment continued to normalize and we improved the quality of our service and the amount and quality of our investments. However, certain unanticipated actions of the Argentine Government, the Ente Nacional Regulador de la Electricidad (“ENRE”) and the Province of Buenos Aires strained the Company’s ability to generate funds, such as: the lack of recognition of discounts to users with social tariffs for more than Ps.900 million, the deferral of 50% of the CPD that corresponded to apply as of August 1, 2018 in six consecutive monthly installments as of February 1, 2019 for an estimated total of Ps. 1 billion and the non-payment from low-income areas and shantytowns of consumption for more than Ps.1 billion.

In February 2018, electricity rates increased, incorporating the last 18% installment that had been deferred in 2017, together with the 11.99% inflation adjustment of the second half of 2017 and the 2.51% net reduction related to the “E” stimulus factor, which provides the transfer of a distributor’s users expected efficiency gains, and besides reflects the impact of certain investments added to the grid during the previous year. The deferred amounts from 2017 were retroactively applied to be collected in 48 installments were also included. In August 2018, pursuant to applicable regulations, electricity rates increased by 7.93% deferring until February 2019, the remaining 6.51% to complete the inflation adjustment of the first six-month period of 2018.

 Although the regulatory framework in effect is currently being applied, the Argentine Government’s decision to incorporate rate increases in the price of electricity of 23% in February 2018 and 36% in August 2018, respectively, in addition to the increases previously mentioned , combined with the deterioration of Argentina’s general economic situation, with household income falling as a result of the significant devaluation and the increasing inflation, gave rise to a public discussion regarding electricity rates. In connection with such discussion, Congress enacted a law to restore electricity rates to their 2017 values and incorporate certain controls over the investments and electricity rates. On May 31, 2018, the Macri administration vetoed this law. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources and Uses of Funds”

Our Financial Statements are included in this annual report beginning on page F-1

In this annual report, except as otherwise specified, references to “U.S.$” and “Dollars” are to U.S. Dollars, and references to “Ps.”, “AR$” and “Pesos” are to Argentine Pesos. Solely for the convenience of the reader, we have converted certain amounts included in “Item 3. Key Information” and elsewhere in this annual report from Pesos into Dollars using, for the information provided as of December 31, 2018, the seller exchange rate reported by the Banco de la Nación Argentina (“Banco Nación”), as of December 31, 2018. which was Ps.37.70 to U.S.$1.00 unless otherwise indicated. These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or at any other exchange rate. On April 26, 2019, the exchange rate was Ps. 45.97, to U.S.$1.00.  As a result of fluctuations in the Dollar Peso exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. See “—Risk Factors—Factors Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations”. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. For more information regarding historical exchange rates, see “Item 3.Key Information—Exchange Rates.”

Statement of comprehensive income (loss)

	2018	2018	2017	2016
	US$	Ps.	Ps.	Ps.
Revenue (1)	1,484.2	55,953.6	39,602.9	25,826.8
Electric power purchases	(845.5)	(31,875.7)	(20,820.3)	(11,989.6)
Subtotal	638.7	24,077.9	18,782.6	13,837.2
Transmission and distribution expenses	(289.5)	(10,912.7)	(9,247.1)	(13,263.9)
Gross gain	349.2	13,165.2	9,535.5	573.3

Selling expenses	(133.5)	(5,032.7)	(3,567.8)	(3,379.3)
Administrative expenses	(76.2)	(2,872.1)	(2,504.5)	(2,288.0)
Other operating expense, net	(35.0)	(1,320.8)	(1,102.7)	(913.1)
Gain from interest in joint ventures	-	1.6	10.1	-
Operating profit (loss) before income from provisional remedies higher costs recognition and SE Resolution 32/15	104.5	3,941.2	2,370.6	(6,007.1)
Recognition of income – provisional remedies – MEyM Note 2016-04484723	-	-	-	2,074.2
Income recognition on account of the RTI - SE Resolution No. 32/15	-	-	-	958.3
Higher costs recognition - SE Resolution No. 250/13 and subsequents Notes	-	-	-	185.4
Operating profit (loss)	104.5	3,941.2	2,370.6	(2,789.2)

Financial income	17.8	671.8	453.8	384.6
Financial expenses	(132.0)	(4,976.7)	(2,570.3)	(2,589.2)
Other financial results	(52.1)	(1,965.3)	(168.5)	(87.3)
Net financial expense	(166.3)	(6,270.2)	(2,285.0)	(2,291.9)

Gain on net monetary position	225.6	8,503.9	5,505.1	5,469.1

Profit before taxes	163.8	6,174.9	5,590.7	388.0

Income tax	(49.8)	(1,877.4)	(510.1)	(147.3)

Profit for the year	114.0	4,297.5	5,080.6	240.7

Profit for the year attributable to:
Owners of the Company	114.0	4,297.5	5,080.6	240.7
Profit for the year	114.0	4,297.5	5,080.6	240.7

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	(0.1)	(5.6)	22.2	14.4
Tax effect of actuarial results on benefit plans	-	1.7	(7.2)	(5.0)
Total other comprehensive results	(0.1)	(3.9)	15.0	9.4

Comprehensive income for the year attributable to:
Owners of the parent	113.9	4,293.6	5,095.6	250.1
Comprehensive profit for the year	113.9	4,293.6	5,095.6	250.1

Basic and diluted earnings profit per share:
Basic and diluted earnings profit per share	0.13	4.83	5.66	0.27

Basic and diluted earnings profit per ADS (2):
Basic and diluted earnings profit per ADS from continuing operations	2.56	96.43	113.45	5.58

Columns Ps. in millions of pesos stated in terms of the measuring unit current as of December 31, 2018, except for amounts per share and number of shares or as otherwise indicated

(1)     Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year.

(2)     Each ADS represents 20 Class B common shares.

Statement of financial position

	2018	2018	2017	2016
	US$	Ps.	Ps.	Ps.
ASSETS
Non-current assets
Property, plant and equipment	1,657.2	62,474.8	57,060.2	50,894.8
Interest in joint ventures	0.2	8.8	10.7	0.8
Other receivables	21.2	800.7	62.7	93.0
Financial assets at fair value through profit or loss	-	-	-	81.9
Total non-current assets	1,678.6	63,284.3	57,133.6	51,070.5

Current assets
Inventories	33.4	1,259.8	649.6	801.7
Other receivables	6.4	242.1	296.2	330.4
Trade receivables	201.3	7,587.9	8,385.2	7,188.5
Financial assets at fair value through profit or loss	89.7	3,381.6	4,278.0	3,674.2
Financial assets at amortized cost	32.1	1,208.8	17.0	2.8
Cash and cash equivalents	0.7	27.6	122.3	476.5
Total current assets	363.6	13,707.8	13,748.3	12,474.1
TOTAL ASSETS	2,042.2	76,992.1	70,881.9	63,544.6

EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	23.4	883.3	898.7	897.0
Adjustment to share capital	452.7	17,065.6	17,224.4	17,220.5
Additional paid-in capital	6.4	240.6	229.9	183.6
Treasury stock	0.6	23.1	7.8	9.4
Adjustment to treasury stock	6.0	225.6	66.7	70.6
Cost treasury stock	(28.4)	(1,068.8)	-	-
Legal reserve	4.1	152.8	152.8	152.8
Opcional reserve	9.7	367.1	367.1	367.1
Other reserve	-	-	-	32.8
Other comprehensive loss	(3.6)	(136.9)	(132.9)	(147.9)
Accumulated losses	350.6	13,216.6	8,979.3	3,898.7
TOTAL EQUITY	821.5	30,969.0	27,793.8	22,684.6

LIABILITIES
Non-current liabilities
Trade payables	7.6	286.2	355.7	429.2
Other payables	202.2	7,624.1	8,910.0	9,403.9
Borrowings	190.8	7,192.5	6,189.3	5,103.5
Deferred revenue	7.3	275.4	287.4	368.5
Salaries and social security payable	4.3	162.7	176.7	173.8
Benefit plans	10.2	385.1	477.8	490.3
Tax payable	213.5	8,048.3	7,290.2	7,538.2
Tax liabilities	-	-	-	1.3
Provisions	28.4	1,070.2	883.1	629.0
Total non-current liabilities	664.3	25,044.5	24,570.2	24,137.7

Current liabilities
Trade payables	387.5	14,609.0	13,577.5	11,668.8
Other payables (1)	51.0	1,922.0	546.9	248.3
Borrowings	28.6	1,077.5	105.1	98.9
Derivative financial instruments	-	1.0	0.3	-
Deferred revenue	0.1	5.3	5.0	1.4
Salaries and social security payable	46.2	1,742.6	1,801.5	1,902.0
Benefit plans	0.9	32.4	46.4	61.5
Tax payable	16.4	617.3	689.1	286.0
Tax liabilities	20.8	784.0	1,555.5	2,293.2
Provisions	4.9	187.5	190.6	162.2
Total current liabilities	556.4	20,978.6	18,517.9	16,722.3
TOTAL LIABILITIES	1,220.7	46,023.1	43,088.1	40,860.0

TOTAL LIABILITIES AND EQUITY	2,042.2	76,992.1	70,881.9	63,544.6

Columns Ps. in millions of pesos stated in terms of the measuring unit current as of December 31, 2018, except for amounts per share and number of shares or as otherwise indicated

Statement of Cash flows

	2018	2018	2017	2016
	US$	Ps.	Ps.	Ps.
Cash flows from operating activities
Profit for the year	114.0	4,297.5	5,080.6	240.8
Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plant and equipment	67.9	2,561.5	2,148.1	2,147.2
Loss on disposals of property, plant and equipment	3.6	134.5	49.8	244.5
Net accrued interest	114.0	4,296.4	2,113.6	2,198.0
Exchange differences	69.8	2,630.0	564.1	911.8
Income tax	49.8	1,877.4	510.1	147.3
Allowance for the impairment of trade and other receivables, net of recovery	25.9	977.5	391.6	433.4
Adjustment to present value of receivables	-	0.3	0.4	(5.7)
Provision for contingencies	19.2	724.1	542.4	301.8
Changes in fair value of financial assets	(18.6)	(703.1)	(437.6)	(891.8)
Accrual of benefit plans	3.0	112.2	169.5	194.2
Gain from interest in joint ventures	-	(1.6)	(10.1)	-
Higher costs recognition - SEE Resolution 250/13 and subsequents Notes	-	-	-	(185.4)
Income recognition on account of the RTI - SEE Resolution 32/15	-	-	-	(958.3)
Recognition of income – provisional remedies – MINEM Note 2016-04484723	-	-	-	(2,074.2)
Net gain from the repurchase of Corporate Bonds	(0.1)	(4.5)	-	(0.1)
Income from non-reimbursable customer contributions	(0.1)	(5.6)	(4.4)	(1.5)
Other reserve constitution - Share bases compensation plan	0.3	10.7	11.5	32.8
Gain on net monetary position	(225.6)	(8,503.9)	(5,505.1)	(5,469.1)
Changes in operating assets and liabilities:
Increase in trade receivables	(56.5)	(2,131.4)	(2,623.7)	(5,503.1)
Decrease in other receivables	22.1	834.0	28.1	1,968.0
Increase in inventories	(21.7)	(819.9)	(530.1)	(283.0)
Increase in deferred revenue	2.3	88.4	-	86.9
Increase in trade payables	33.0	1,242.9	4,887.1	4,853.9
Increase in salaries and social security payable	15.0	565.7	314.8	579.8
Decrease in benefit plans	(1.5)	(55.4)	(56.6)	(57.0)
(Decrease) Increase in tax liabilities	(13.7)	(515.7)	(366.7)	1,832.4
Increase in other payables	85.4	3,220.5	438.2	4,327.3
Decrease in provisions	(8.6)	(325.2)	(58.9)	(95.9)
Payment of Tax payable	(23.5)	(886.2)	(390.8)	-
Net cash flows provided by operating activities	255.4	9,621.1	7,265.9	4,975.0

Statement of Cash flows (continued)

	2018	2018	2017	2016
	US$	Ps.	Ps.	Ps.
Cash flows from financing activities
Proceeds from borrowings	-	-	1,285.9	-
Payment of interests	(17.3)	(652.7)	(418.5)	(516.8)
Repurchase of corporate notes	(10.0)	(375.5)	-	(9.8)
Payment of redemption on corporate notes	-	-	-	(420.8)
Acquisition of own shares	(28.4)	(1,068.8)	-	-
Net cash flows (used in) generated by financing activities	(55.7)	(2,097.0)	867.4	(947.4)

Decrease in cash and cash equivalents	(21.2)	(804.4)	(375.5)	(44.3)

Cash and cash equivalents at the beginning of year	3.2	122.2	476.5	237.6
Exchange differences in cash and cash equivalents	4.1	156.1	(0.1)	(9.0)
Result from exposure to inflation	14.7	553.6	21.3	292.2
Decrease in cash and cash equivalents	(21.3)	(804.4)	(375.5)	(44.3)
Cash and cash equivalents at the end of the year	0.7	27.5	122.2	476.5

Supplemental cash flows information
Non-cash activities

	-
Acquisitions of property, plant and equipment through increased trade payables	(18.0)	(677.2)	(585.7)	(379.1)
	-
	-
	-
Decrease of property, plant and equipment through increased other receivables	11.7	439.3	-	-

Columns Ps. in millions of pesos stated in terms of the measuring unit current as of December 31, 2018, except for amounts per share and number of shares or as otherwise indicated

	Year ended December 31,
	2018	2017	2016
Operating data
Energy sales (in GWh):	21,172	21,584	22,253
Residential	8,948	9,143	9,709
Small Commercial	1,810	1,850	1,819
Medium Commercial	1,668	1,745	1,821
Industrial	3,646	3,687	3,677
Wheeling System(1)	3,823	3,968	4,013
Public Lighting	724	709	704
Shantytowns	553	483	511
Customers (in thousands) (2)	3,040	2,950	2,866
Energy Losses (%)	18.2%	17.1%	17.0%
MWh sold per employee	4,301	4,507	4,743
Customers per employee	618	616	611

(1)      Wheeling system charges represent our tariffs for large users, which consist of a fixed charge for recognized technical losses and a charge for our distribution margins but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

(2)      We define a user as one meter. We may supply more than one consumer through a single meter. In particular, because we measure our energy sales to each shantytown collectively using a single meter, each shantytown is counted as a single user.

EXCHANGE RATES

In 2018, the Argentine Peso experienced a rapid devaluation against major foreign currencies, particularly against the U.S. dollar. According to the exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso depreciated by 102.2% against the U.S. dollar during the year ended December 31, 2018 (compared to 17.4% and 21.9% in the years ended December 31, 2017 and 2016, respectively).

The following table sets forth the high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. Dollar and not adjusted for inflation. When preparing our financial statements, we utilize the selling exchange rates for U.S. Dollars quoted by the Banco Nación to translate our U.S. Dollar denominated assets and liabilities into Pesos. There can be no assurance that the Peso will not depreciate or appreciate in the future. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. For more inform regarding see depreciation see “—Risk Factors—Factors Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy and, which could, in turn adversely affect our results of operations.”

	Low		High		Average		Period End
	(Pesos per U.S. Dollar)
Year ended December 31,
2016	13.20		16.03		14.79	(1)	15.89
2017	15.19		19.20		16.73	(1)	18.65
2018	18.41		41.25		29.26	(1)	37.70

Month
novembro-18	35.40	(2)	39.05	(2)	36.48		37.72
dezembro-18	36.50	(2)	38.60	(2)	37.83		37.70
janeiro-19	36.90	(2)	37.71	(2)	37.39		37.35
fevereiro-19	37.17	(2)	39.67	(2)	38.40		39.15
março-19	39.81	(2)	43.87	(2)	41.52		43.35
April-19 (3)	41.62	(2)	45.97	(2)	43.15		45.97

(1)      Represents the average of the exchange rates on the last day of each month during the period.

(2)      Average of the lowest and highest daily rates in the month.

(3)      Represents the corresponding exchange rates from April 1 through April 26, 2019.

RISK FACTORS

Risks Related to Argentina

Overview

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and all of our revenues are earned in Argentina and all of our operations, facilities, and users are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, political and financial conditions prevailing in Argentina, including growth rates, inflation rates, currency exchange rates, taxes, interest rates, and other local, regional and international events and conditions that may affect Argentina in any manner. For example, slower economic growth or economic recession could lead to a decreased demand for electricity in our concession area or a decline in the purchasing power of our users, which, in turn, could lead to a decrease in collection rates from our users or increased energy losses due to illegal use of our service. Actions of the Argentine Government concerning the economy, including measures with respect to inflation, interest rates, price controls (including tariffs and other compensation of public services), foreign exchange controls and taxes, have had and may in the future have a material adverse effect on private sector entities, including us.

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

A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, users, business, and results of operations

The effects of a global or regional financial crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations, which is likely to be more severe on an emerging market economy, such as Argentina. This was the case in 2008, when the global economic crisis led to a sudden economic decline in Argentina in 2009, accompanied by inflationary pressures, depreciation of the Peso and a drop in consumer and investor confidence.

The effects of an economic crisis on our users and on us cannot be predicted. Weak global and local economic conditions could lead to reduced demand or lower prices for energy, hydrocarbons and related oil products and petrochemicals, which could have a negative effect on our revenues. Economic factors such as unemployment, inflation and the unavailability of credit could also have a material adverse effect on the demand for energy and, therefore, on our business, financial condition and results of operations. The financial and economic situation in Argentina or in other countries in Latin America, such as Brazil, may also have a negative impact on us and third parties with whom we do, or may do, business.

In addition, the global economic crisis that began in the fourth quarter of 2008, triggering an international stock market crash and the insolvency of major financial institutions, limited the ability of Argentine companies to access international financial markets as they had in the past or made such access significantly more costly. Once the aforementioned crisis was over, there were periods with low cost financing that Argentina did not take advantage of because of its particular internal situation. A similar global or regional financial crisis in the future could limit our ability to access the credit or capital markets at a time when we require financing, thereby impairing our flexibility to react to changing economic and business conditions. For these reasons, any of the foregoing factors could together or independently have an adverse effect on our results of operations and financial condition, and cause the market value of our ADSs to decline.

The Argentine economy remains vulnerable and any significant decline may adversely affect our business, results of operations, and financial condition

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation. Sustainable economic growth in Argentina is dependent on a variety of factors including the international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable rate of inflation, national employment levels and the circumstances of Argentina’s regional trade partners. The Argentine economy has been volatile since 2011. For example, Argentina’s economy grew in 2017, but contracted in 2018. The Argentine economy remains vulnerable, as reflected by the following economic conditions:

•

according to the revised calculation of 2004 Gross Domestic Product (“GDP”) published by the Instituto Nacional de Estadística y Censos(National Statistics and Census Institute or “INDEC”) on June 29, 2016, which forms the basis for the real GDP calculation for every year after 2004, and recent data published by the INDEC in 2019, for the year ended December 31, 2018, Argentina’s real GDP decreased by 2.5% compared to the same period in 2017. Argentina’s performance has depended to a significant extent on high commodity prices which, despite having favorable long-term trends, are volatile in the short-term and beyond the control of the Argentine Government and the private sector;

•	continued increases in public expenditures have resulted and could continue to result in fiscal deficit and affect economic growth;

•	inflation remains high and may continue at those levels in the future;

•	investment as a percentage of GDP remains low to sustain the growth rate of the past decade;
•

several protests or strikes took place during 2018, which adversely affects the stability of the political, social and economic environment and may negatively impact the global financial market’s confidence in the Argentine economy. We cannot guarantee that these kinds of events will not occur in the future;

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

In 2018, the Peso experienced a rapid devaluation against major foreign currencies, particularly against the U.S. dollar. According to the exchange rate information published by the Banco de la Nación Argentina, the Peso devaluated by 102.2% against the U.S. dollar during the year ended December 31, 2018 (compared to 17.4% and 21.9% in the years ended December 31, 2017 and 2016, respectively). As a result of the Peso’s increased volatility, the Argentine Government announced several measures to restore market confidence and stabilize its value. Measures implemented by the Central Bank of the Republic of Argentina (Banco Central de la República Argentina, the “Central Bank” or “BCRA”) include, among others, an increase of short term interest rates and selling foreign currency reserves. The Argentine Government in turn announced that it would accelerate the proposed reduction of the fiscal deficit. Further, on May 8, 2018, the current administration announced that the Argentine Government would initiate negotiations with the International Monetary Fund (the “IMF”) with a view to entering into a stand-by credit facility that would give Argentina access to financing by the IMF. On June 20, 2018, the executive board of the IMF approved the terms of the stand-by arrangement (the “SBA”), consisting of a stand-by credit facility for U.S.$50.0 billion, subject to adjustments and compliance with certain political and fiscal performance guidelines by the Argentine Government. On October 26, 2018, a first revision of the SBA concluded with the enlargement of the arrangement for U.S.$5.7 billion. We cannot predict whether the Argentine Government will be able to comply with all terms of the SBA. The ability of the Argentine Government to stabilize the foreign exchange market, restore economic growth and meet the terms of the SBA, is subject to uncertainty. The continued depreciation of the Peso and the failure to meet the terms of the SBA could have a material adverse effect on Argentina’s economy and, consequently, our cash flows, financial condition and results of operations.

Since October 2018, the Central Bank established an exchange rate band. The band in which the Central Bank would not intervene was initially defined between Ps.34 to U.S.$1.00 to Ps.44 to U.S.$1.00, which is adjusted upwards on a monthly basis. The Central Bank allows the free floating of the currency within this band. These measures implemented by the Central Bank have been complemented with, among others, an increase of short term interest rates and a strict control of the money supply. The intention of the Central Bank is to avoid excessive fluctuations of the exchange rate. The success of these measures is subject to uncertainty and the continued depreciation of the Peso could have a material adverse effect on our financial condition and results of operations.

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

The impact of the next congressional and presidential elections on the future economic and political environment of Argentina remains uncertain, but likely to be material

Since taking office on December 10, 2015, the Macri administration has announced and implemented several significant economic and policy reforms, such as: (i) declaration of a state of emergency for the electricity system and reforms thereto; (ii) reforms affecting the transport and distribution of natural gas ; (iii) reforms concerning the INDEC; (iv) reforms affecting foreign exchange; (v) reforms affecting foreign trade; (vi) the modification of Argentina’s debt policy; (vii) the correction of monetary imbalances; (viii) the enactment of the Corporate Criminal Liability Law (as defined below); (ix) reform of Argentina’s capital markets; (x) reform of the pension framework; (xi) the extension of a tax on financial transactions; (xii) tax reform (the “Tax Reform”); and (xiii) the implementation of a fiscal consensus (Pacto Fiscal). As of the date of this annual report, the final impact that the aforementioned measures and any future measures to be taken by the current administration will have on the Argentine economy as a whole, and our business in particular, cannot be fully anticipated.

In this order, the measures announced by the National Government during the firsts days of April 2019, stablish that there will be no more rate increases for the rest of the year. The increases that has already been authorized by the Resolution 366/18 for Resident Clients on the periods of May and August, will be absorbed by the National State.

Further, the next presidential and congressional elections in Argentina will be held in October 2019, and their impact on the future economic and political environment is uncertain, but is likely to be material. No assurances can be made as to the policies that may be implemented by a new Argentine administration, or that political developments in Argentina will not adversely affect the Argentine economy and our business, financial condition and results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition, or results of operations, or cause the market value of our ADSs and Class B common shares to decline.

If the high levels of inflation continue, the Argentine economy and our results of operations could be adversely affected

Historically, inflation has materially undermined the Argentine economy and the Argentine Government’s ability to create conditions that allow growth. In recent years, Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors. From 2011 to date, Argentina experienced increases in inflation as measured by the Wholesale Price Index (the “WPI”) that reflected the continued growth in the levels of private consumption and economic activity (including exports and public and private sector investment), which applied an upward pressure on the demand for goods and services, evidenced by significantly higher fuel, energy and food prices, among others. The INDEC resumed publication of the WPI for full year since 2016. The Argentine WPI increased by 18.8% in 2017, and 73.5% in 2018 on a year-over-year comparison.

According to data published by the INDEC, CPI rates for July, August, September, October, November and December 2018, and January, February and March 2019 were 3.1%, 3.9%, 6.5%, 5.4%, 3.2%, 2.6%, 2.9%, 3.8% and 4.7% respectively. See “—The credibility of several Argentine economic indexes was called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, limit our ability to access credit and the capital markets” below. The previous administration has implemented programs to control inflation and monitor prices for essential goods and services, including the freezing of prices of supermarket products, and through price support arrangements with private sector companies in several industries and markets. The Argentine Government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline have affected prices, creating additional inflationary pressure. Recently, the Macri administration announced the implementation of new price control agreements for different basic goods.

A high inflation rate affects Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation, negatively impacting employment and the level of economic activity and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit to businesses. In turn, a portion of the Argentine debt continues to be adjusted by the Coeficiente de Estabilización de Referencia (Stabilization Coefficient, or “CER”), a currency index, that is strongly related to inflation. Therefore, any significant increase in inflation would cause an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy. The efforts undertaken by the current administration to reduce inflation have not achieved the desired results. A continuing inflationary environment could undermine our results of operations, adversely affect our ability to finance the working capital needs of our businesses on favorable terms, and it could adversely affect our results of operations and cause the market value of our ADSs  and our common shares to decline.

As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements in terms of the measuring unit current at the end of the reporting year, which could adversely affect our results of operation and financial condition

As of July 1, 2018, the Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements by applying inflationary adjustments to our financial statements, which could adversely affect our results of operation and financial condition.

Pursuant to IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated for the effects of changes in a suitable general price index. IAS 29 does not prescribe when hyperinflation arises, but includes several characteristics of hyperinflation. The IASB does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Centre for Quality (“IPTF”), which monitors “highly inflationary countries”, categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy is hyperinflationary for the purposes of IAS 29. Therefore, Argentine companies using IFRS are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

Adjustments to reflect inflation, including tax indexation, such as those required by IAS 29, were prohibited by Law No. 23,928. Additionally, Decree No. 664/03, issued by the Argentine Government (“Decree 664”), instructed regulatory authorities, such as the Public Registries of Commerce, the Superintendence of Corporations of the City of Buenos Aires and the Argentine Securities Commission (Comisión Nacional de Valores or  “CNV”), to accept only financial statements that comply with the prohibitions set forth by Law No. 23,928. However, on December 4, 2018, Law No. 27,468 (“Law 27,468”) abrogated Decree 664 and amended Law No. 23,928 indicating that the prohibition of indexation no longer applies to the financial statements. Some regulatory authorities, such as the CNV and the IGJ, have required that financial statements for periods ended on and after December 31, 2018 that are to be submitted to them should be restated for inflation following the guidelines in IAS 29. However, for purposes of  determination of the indexation for tax purposes, Law No. 27,468 substituted the WPI for the CPI, and modified the standards for triggering the tax indexation procedure.

During the first three years as from January 1, 2018, the tax indexation will be applicable if the variation of the CPI exceeds 55% in 2018, 30% in 2019 and 15% in 2020. The tax indexation determined during any such year will be allocated as follows: 1/3 in that same year, and the remaining 2/3 in equal parts in the following two years. From January 1, 2021, the tax indexation procedure will be triggered under similar standards as those set forth by IAS 29.

We cannot predict the future impact that the eventual application of tax indexation and related inflation adjustments described above will have on our financial statements or their effects on our business, results of operations and financial condition.

The credibility of several Argentine economic indexes was called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, limit our ability to access credit and the capital markets

Prior to 2015, the credibility of the CPI, as well as other indices published by the INDEC were called into question.

The Fernández de Kirchner administration implemented a new price index on February 13, 2014. Such new price index represented the first national indicator to measure changes in prices of final consumption by households. Unlike the previous price index, which only measured inflation in the urban sprawl of the City of Buenos Aires, the new price index was calculated by measuring prices of goods across the entire urban population of the 24 provinces of Argentina. Although this methodology brought inflation statistics closer to those estimated by private sources, material differences between official inflation data and private estimates remained during 2015. In November 2015, the INDEC suspended the publication of the CPI and the WPI.

On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP, inflation and foreign trade data, as well as with poverty and unemployment rates, the Macri administration declared a state of administrative emergency for the national statistical system and the INDEC. The INDEC suspended the publication of certain statistical data until a reorganization of its technical and administrative structure to recover its ability to produce reliable statistical information was finalized in June 2016. During the suspension period, the INDEC published CPI figures published by the City of Buenos Aires and the Province of San Luis for reference as an estimated benchmark for national inflation. In June 2016, the INDEC resumed publishing an official inflation rate using a new methodology for calculating the CPI.

On September 22, 2016, the INDEC resumed publication of its essential goods and services basket assessment. On July 11, 2017, the INDEC began publishing a national CPI (the “National CPI”). The National CPI is based on a survey conducted by INDEC and several provincial statistical offices in 39 urban areas including each of Argentina’s provinces. The official CPI inflation rate for the year ended December 31, 2018 was 47.6%.

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

Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and prospects growth

Argentina’s history of defaults on its external debt and the protracted litigation with holdout creditors, summarized below, may reoccur in the future and prevent Argentine companies such as us from accessing the international capital markets readily or may result in higher costs and more onerous terms for such financing, and may therefore negatively affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Following the default on its external debt in 2001, Argentina sought to restructure its outstanding debt by offering holders of the defaulted bonds two opportunities to exchange them for newly issued debt securities, in 2005 and again in 2010. Holders of approximately 93% of Argentina’s defaulted debt participated in the exchanges. Nonetheless, a number of bondholders held out from the exchange offers and pursued legal actions against Argentina in the courts of the United States and several other jurisdictions.

After almost 15 years of litigation, and following the beginning of Macri Administration, in February 2016 Argentina negotiated and reached settlement agreements with a significant portion of its holdout creditors. As required by the settlement, on March 31, 2016, the Argentine Congress voted to repeal Laws No. 26,017 (known as “Ley Cerrojo”) and 26,984 (known as “Ley de Pago Soberano”), which prohibited Argentina from offering to the holdouts better conditions than those offered in the debt swaps of 2005 and 2010. On April 13, 2016, Argentina announced that it would proceed with a new bond offering of up to U.S.$12.5 billion to repay the holdouts. After issuing U.S.$16.5 billion of new bonds to international investors, on April 22, 2016 Argentina notified the competent U.S. court that it had made full payment under the settlement agreements with the holdout creditors. Although the size of the claims involved has decreased significantly, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions.

However, even though Argentina has accessed the international capital markets since the settlement, there continues to be a risk that the country will not attract the foreign direct investment and financing needed to restart the investment cycle and achieve sustainable rates of economic growth. If that risk occurs, Argentina’s fiscal condition could be adversely affected, which could lead to more inflation and undermine the Argentine Government’s ability to implement economic policies designed to promote growth. The difficulty of sustaining over time economic growth with reasonable price stability could result in a renewed episode of economic instability.

Further, on May 8, 2018, the current administration announced that the Argentine Government would initiate negotiations with the IMF with a view to entering into a stand-by credit facility that would give Argentina access to financing by the IMF. These negotiations were culminated with the execution of a stand-by agreement that was approved by the IMF Board on June 20, 2018 and a first revision under the mentioned stand-by arrangement that was approved by the IMF Board on October 26, 2018, which included the enlargement of the arrangement for U.S.$5.7 billion.

In addition, the foreign shareholders of several Argentine companies,  together with public utilities and certain bondholders that did not participate in the exchange offers described above, filed claims with the International Centre for Settlement of Investment Disputes (“ICSID”) alleging that the emergency measures adopted by the Argentine Government in 2002 do not meet the just and equal treatment requirements of several bilateral investment treaties to which Argentina is a party. Several of these claims have been resolved against Argentina.

Past situations, such as the lawsuits with creditors that did not accept to the debt exchange, the claims before the ICSID, and the economic policy measures adopted by the Argentine Government or any future default of Argentina regarding its financial obligations may harm Argentine companies’ ability to obtain financing. Further, the financial conditions of such access could be disadvantageous to Argentine companies and, therefore, may adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy and could in turn adversely affect our results of operations

After several years of moderate variations in the nominal exchange rate, the Peso lost more than 50% of its value with respect to the U.S. dollar in 2015 and approximately 22% in 2016 and 21.9% in 2017. In 2018, the depreciation of the Peso with respect to the U.S. Dollar reached approximately 102.2%. We are unable to predict the future value of the Peso against the U.S. Dollar. If the Peso devaluates further, the negative effects on the Argentine economy could have adverse consequences on our business, our results of operations and the market value of our ADSs, including as measured in U.S. Dollars.

From time to time, the Central Bank may intervene in the foreign exchange market in order to maintain the currency exchange rate. Additional volatility, appreciation or depreciation of the Peso against the U.S. dollar or reduction of the Central Bank’s reserves as a result of currency intervention could adversely affect the Argentine economy and our ability to service our debt obligations and could affect the value of  our ADSs and Class B common shares.

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

Fluctuations in the value of the Peso may also adversely affect the Argentine economy, our financial condition and results of operations. The Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to further fluctuation in the future. A depreciation of the Peso against major foreign currencies may also have an adverse impact on our capital expenditure program and increase the Peso amount of our trade liabilities and financial debt denominated in foreign currencies. The devaluation of the Peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities, and the financial industry and adversely affect the Argentine Government’s ability to honor its foreign debt obligations.

Intervention by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations

In the recent past, the Fernández de Kirchner administration increased its direct intervention in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

Notwithstanding the measures adopted by the Macri administration and its planned liberalization of the economy, we cannot assure you that measures that may be adopted by the current or any future Argentine Government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade and investments will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations or cause the market value of our ADSs and Class B common shares to decline.

The implementation in the future of new exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business

Starting in December 2001, the Argentine Government imposed a number of monetary and foreign exchange control measures in an attempt to prevent capital flight and a further depreciation of the Peso. These measures included restrictions on the free disposition of funds deposited with banks, the exchange of Argentine currency into foreign currencies and the transfer of funds abroad without prior approval by the Central Bank were implemented in circumstances where a serious imbalance developed in Argentina’s balance of payments.

Although several of such exchange controls and transfer restrictions were subsequently suspended or terminated, in June 2015 the Argentine Government issued a decree that established new controls on capital flows, which resulted in a decrease in the availability of international credit for Argentine companies. Through a combination of foreign exchange and tax regulations from 2011 until President Macri assumed office in December 2015, the Fernández de Kirchner administration significantly curtailed access to the foreign exchange market by individuals and private-sector entities. In response, an unofficial U.S. Dollar trading market was developed in which the Peso-U.S. Dollar exchange rate in such market differed substantially from the official Peso-U.S. Dollar exchange rate. See “Item 10—Exchange Controls.”

As of the date of this annual report, the Macri administration has eliminated all foreign exchange restrictions that were implemented by the Fernández de Kirchner administration.

Notwithstanding the measures adopted by the Macri administration, in the future the Central Bank and Argentine Government could re-introduce exchange controls, impose restrictions on transfers abroad, restrictions on the movement of capital or take other measures in response to capital flight or a significant depreciation of the Argentine Peso, which could limit our ability to access the international capital markets. Such measures could lead to political and social tensions and undermine the Argentine Government’s public finances, as has occurred in the past, which could have an adverse effect on economic activity in Argentina and, consequently, adversely affect our business and results of operations and cause the market value of our ADSs and Class B common shares to decline. As of the date of this annual report, however, the transfer of funds abroad to pay dividends is permitted to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting of the Company.

The Argentine economy remains vulnerable to external shocks that could be caused by significant economic difficulties of Argentina’s major regional trading partners, particularly Brazil, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth, and consequently, our results of operations and financial condition

Weak, flat or negative economic growth of any of Argentina’s major trading partners such as Brazil could adversely affect Argentina’s economic growth. Argentina’s economy is vulnerable to external shocks. For example, economic slowdowns, especially in Argentina’s major trading partners, led to declines in Argentine exports in the last few years. Specifically, fluctuations in the price of the commodities sold by Argentina and a significant revaluation of the Peso against the U.S. dollar could harm Argentina’s competitiveness and affect its exports. In addition, international investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors.

The economy of Brazil, Argentina’s largest export market and the principal source of imports to Argentina, has experienced heightened negative pressure due to the uncertainties stemming from the ongoing political crisis and extensive corruption investigations. The Brazilian economy contracted by 3.6% during 2016. Although the Brazilian economy slightly expanded by 1% in 2017 and 1.1% in 2018, a deterioration of economic conditions in Brazil may reduce demand for Argentine exports and increase demand for Brazilian imports. In October 2018, Jair Bolsonaro was elected president of Brazil. As a result, political uncertainty has increased in Brazil, in relation to future actions that may be taken by the president, which might include substantial economic reforms and changes in Brazil’s foreign policy, as was proposed during Jair Bolsonaro’s campaign. A further deterioration of economic conditions in Brazil could reduce the demand for Argentine exports and increase demand for Brazilian imports. There is a possibility that continued uncertainty with respect to Brazil’s economic and political conditions or the occurrence of an economic and political crisis in Brazil might result in an impact on the Argentine economy, and in turn, have a material adverse effect on our business, financial condition and result of operations.

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

Additionally, a slowing of China’s GDP growth has led to a reduction in exports to China, which in turn has caused oversupply and price declines in certain commodities. Decreases in exports may have a material adverse effect on Argentina’s public finances due, among others, to a loss of tax on exports, and cause an imbalance in the country’s exchange market.

On June 23, 2016, the United Kingdom voted in favor of exiting the European Union. As of the date of this annual report, the actions that the United Kingdom will take to effectively exit from the European Union or the length of such process are uncertain. The results of the United Kingdom’s referendum and the initiation of the Brexit process have caused, and are anticipated to continue to cause, volatility in the financial markets, which may in turn have a material adverse effect on our business, financial condition and results of operations. The United Kingdom was due to leave the EU on March 29, 2019 at 11 pm UK time. However, the period for negotiating a Withdrawal Agreement was extended. Brexit could lead to additional political, legal and economic instability in the European Union and produce a negative impact on the commercial exchange of Argentina with that region.

On November 8, 2016, Donald J. Trump was elected President of the United States and he assumed office in January 2017. The results of the presidential election have created significant uncertainty about the future relationship between the United States and other countries, including with respect to the trade policies, treaties, government regulations and tariffs that could apply to trade between the United States and other nations. Even though President Trump's protectionist measures are not, for the time being, aimed at Argentina, we cannot predict how they will evolve, nor can we predict the effect that the same or any other measure taken by the Trump administration could cause on global economic conditions and the stability of global financial markets. Furthermore, the ongoing trade tensions between United States and China due to tariffs placed on goods traded between them, may have a potential impact in trade-dependent countries such as Argentina.

On October 27, 2017, the regional government of Catalonia declared independence from Spain. In response to this declaration, the Spanish national government rejected the declaration and intervened dissolving the regional parliament and convening new elections to elect new regional authorities. These conflicts in the European Union in general, and in Spain in particular, may have political, regulatory and economic implications on the international markets.

During August 2018, an increase in inflation and a sustained deficit in current accounts, as well as the protectionist measures taken by the United States which included the doubling of the tariffs on steel and aluminum from Turkey, caused a collapse of the Turkish lira against the Dollar. Such collapse triggered a wave of sales of assets from emerging markets and the significant drop in the value of shares from emerging markets, generating a contagion effect in international markets and several stock exchanges in the world, including Argentina.

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

The application of certain laws and regulations could adversely affect our results of operations and financial condition

Law No. 26,854, which regulates the procedure applicable to injunctions that are requested against or by the Argentine Government or any of its decentralized entities, was promulgated on April 30, 2013 as part of a judicial reform bill approved by the Argentine Congress. The principal changes implemented pursuant to Law No. 26,854 include: (i) prior to issuing a ruling on injunctions requested against the Argentine Government or decentralized entities, judges must request a report on the relevant matters from the competent administrative agency (the "Preliminary Report"), within five days in ordinary proceedings and three days in abbreviated proceedings and in amparo actions. Also, judges are authorized to request an opinion on the matter from the relevant representative of the General Prosecuting Office, (ii) judges are permitted to order interim measures before ruling on the injunction request, in the event that "exceptional circumstances, objectively insurmountable" are present. Such interim measures are effective until the competent administrative authority has produced the Preliminary Report or until the term for producing such report has expired, and (iii) injunctions that are ordered against the Argentine Government or its decentralized entities must have a "reasonable term of effectiveness" (a maximum term of six months if the injunction is granted within the framework of an ordinary judicial procedure or three months if it is an abbreviated proceeding or an amparo action). In addition, Law No. 26,855, which became effective on May 27, 2013, modified the structure and functions of the Argentine Consejo de la Magistratura (judicial council), which has the authority to appoint judges, present charges against them and suspend or remove them. As of the date of this annual report, several aspects of this legislation have been struck down as unconstitutional by the Argentine Supreme Court.

On August 7, 2014, Law No. 26,944 on State Responsibility was enacted to regulate the liability of the Argentine Government and public officers, including state liability for unlawful and lawful actions Such law governs the responsibility of the Argentine Government regarding the damages that its activity or inactivity may cause to individuals’ properties or rights. Additionally, Law No. 26,944 establishes that the Argentine Government’s responsibility is objective and direct, that the provisions of the civil and commercial codes are not applicable to the actions of the Argentine Government in a direct or subsidiary manner and that no dissuasive financial penalties may be imposed on the Argentine Government, its agents or officers. Additionally, Law No. 26,944 provides that the Argentine Government shall not be liable for the damages caused by public services concessionaires.

On September 18, 2014, the Argentine Congress enacted Law No. 26,991 amending Law No. 20,680 (the “Supply Law”), which became effective on September 28, 2014, to increase control over the supply of goods and provision of services. The Supply Law applies to all economic processes linked to goods, facilities and services which, either directly or indirectly, satisfy basic consumer needs (“Basic Needs Goods”) and grants a broad range of powers to its enforcing agency. It also grants the enforcing agency the power to order the sale, production, distribution or delivery of Basic Needs Goods throughout Argentina in case of a shortage of supply. The Supply Law includes the ability of the Argentine Government to regulate consumer rights under Article 42 of the Constitution and permits the creation of an authority to maintain the prices of goods and services (the “Observer of Prices of Goods and Services”). The Supply Law, as amended: (i) requires the continued production of goods to meet basic requirements; (ii) creates an obligation to publish prices of goods and services produced and borrowed; (iii) allows financial information to be requested and seized; and (iv) increases fines for legal entities and individuals. Additionally, on September 18, 2014 the Argentine Congress enacted Law No. 26,993, amending, among other laws, Law No. 25,156, which provides (i) the creation of a preliminary system where consumers may request a settlement of their complaints with companies, (ii) the incorporation of a new branch within the Judicial Power, namely the “National Courts on Consumer Relations” and (iii) the amendment of Law No. 24,240 (the “Consumer Defense Law”). Such reforms and creation of the Observer of Prices of Goods and Services could adversely affect our operations.

On October 1, 2014, the Argentine Congress approved the reform, update and unification of the National Civil and Commercial codes. A single new National Civil and Commercial Code became effective on August 1, 2015. In addition, more recently the Argentine Congress has passed certain laws such as those reforming the pension system and establishing corporate criminal liability for certain corrupt practices and a tax law reform (see “The impact of congressional and presidential elections on the future economic and political environment of Argentina remains uncertain, but likely to be material”).

The implementation of the aforementioned legislation had modified Argentina’s legal system. Future changes in applicable laws and regulations (including as a result of a change in government administration), administrative or judicial proceedings, including potential future claims by us against the Argentine Government, cannot be predicted and we cannot assure you that such changes will not adversely affect our business, financial condition and results of operations.

Current investigations being conducted on corruption in Argentina could have an adverse impact on the development of the Argentine economy and on investor confidence

As of the date of this annual report, several Argentine businessmen, mainly related to the public works, and former government officials of the former Fernández de Kirchner administration are being investigated for inappropriate gifts and unlawful association. On September 17, 2018, prosecution for unlawful association began against the former president of Argentina, Cristina Fernández de Kirchner, and several businessmen and the Argentine court with jurisdiction over the process ordered an attachment on some of their assets worth Ps. 4 billion.

Depending on the results of such investigations and the time it takes to complete them, the companies involved could face, among other consequences, a decrease in their credit rating, claims from their investors, as well as restrictions on financing through capital markets. These adverse effects could hinder the ability of these companies to meet their financial obligations on time. In relation to the above, the lack of future financing for these companies could affect the realization of the projects or works that are currently in execution.

Likewise, the effects of these investigations or any future investigation could affect the levels of investment in infrastructure in Argentina, as well as the continuation, development and completion of public works projects and public-private participation (PPP) projects, which could ultimately lead to lower growth of the Argentine economy.

We cannot estimate the impact that these investigations could have on the Argentine economy. Similarly, the duration of the corruption investigations cannot be predicted, nor can it be determined what other companies might be involved or how far-reaching the effects of these investigations might be, particularly in the energy sector, or if there will be any other future investigations in this or other industry, which may negatively impact the Argentine economy. In turn, the decrease in investor confidence resulting from any of these, among other issues, could have a significant adverse effect on the growth of the Argentine economy, which could, in turn, harm our business, our financial condition and the results of our operations, and affect the trading price of our Class B common shares and ADSs.

Any downgrade in the credit rating or rating outlook of Argentina could adversely affect both the rating and the market price of our ADS and our Class B common shares

Argentina’s long-term debt denominated in foreign currency is currently rated “B2” by Moody’s, “B” by S&P and “B” by Fitch. Although Moody’s currently maintains a stable outlook, on November 7, 2018, Fitch revised its outlook of Argentina’s long-term and short-term sovereign credit rating from stable to negative, primarily as a result of the sharply weaker economic activity and uncertain prospects for multiyear fiscal consolidation and market financing availability as IMF funds are utilized, posing risks to sovereign debt sustainability. In addition, on November 13, 2018, S&P downgraded Argentina’s long-term and short-term sovereign credit ratings from “B+” to “B,” primarily as a result of an erosion of the Argentine debt profile, the economic growth trajectory and the dynamics of inflation against the backdrop of the implementation of a challenging economic adjustment program. There can be no assurance that Argentina’s credit rating or rating outlook will not be downgraded in the future, which could have an adverse effect both on the rating and the market price of our ADS and Class B common shares.

Risks Relating to the Electricity Distribution Sector

The Argentine Government has intervened in the electricity sector in the past, and may continue intervening

Historically, the Argentine Government has exerted a significant influence on the economy, including the energy sector, and companies such as us that operate in such sector have done so in a highly regulated context that aims mainly at guaranteeing the supply of domestic demand.

To address the Argentine economic crisis in 2001 and 2002, the Argentine Government adopted the Public Emergency Law and other regulations, which made a number of material changes to the regulatory framework applicable to the electricity sector. These changes severely affected electricity generation, distribution and transmission companies and included the freezing of nominal distribution margins, the revocation of adjustment and inflation indexation mechanisms for tariffs, a limitation on the ability of electricity distribution companies to pass on to the user increases in costs due to regulatory charges and the introduction of a new price-setting mechanism in the wholesale electricity market (the “WEM”) which had a significant impact on electricity generators and generated substantial price differences within the market. From time to time, the Argentine Government intervened in this sector by, for example, granting temporary nominal margin increases, proposing a new social tariff regime for residents of poverty-stricken areas, removing discretionary subsidies, creating specific charges to raise funds that were transferred to government-managed trust funds that finance investments in generation and distribution infrastructure and mandating investments for the construction of new generation plants and the expansion of existing transmission and distribution networks.

On December 17, 2015, the Argentine Government issued Decree No. 134/15 declaring the emergency of the national electricity sector which was in effect until December 31, 2017, and instructing the ME&M to adopt any measure the ME&M deemed necessary regarding the generation, transmission and distribution segments, to adjust the quality and guarantee the provision of electricity. The emergency declaration was not renewed.

During 2017, the Argentine Government, through the relevant agencies enacted several resolutions to establish the penalties regime and adjust tariffs. On February 1, 2017, the RTI process was completed and a new tariff scheme for the following five year period was enacted.

Notwithstanding the recent measures adopted, we cannot assure you that certain other regulations or measures that may be adopted by the Argentine Government will not have a material adverse effect on our business and results of operations or on the market value of our shares and ADSs, or that the Argentine Government will not adopt emergency legislation similar to the Public Emergency Law or other similar regulations in the future that may increase our obligations, including increased taxes, unfavorable alterations to our tariff structures or remuneration scheme and other regulatory obligations, compliance with which would increase our costs and may have a direct negative impact on our results of operations and cause the market value of our ADSs and Class B common shares to decline. See “Item 4. Information on the Company—Our Business Overview—Edenor Concession.”

The Argentine Government signed an agreement with the Province of Buenos Aires and the City of Buenos Aires for the transfer of the public service of electricity distribution.

Pursuant to Law No. 27,467, which enacted the 2019 Federal Budget of Expenditures and Resources, the Executive Branch was instructed to promote the transfer of Edenor’s jurisdiction to the jurisdiction of the Province of Buenos Aires and the City of Buenos Aires as from January 1, 2019 and the creation of a new oversight body. On February 28, 2019, the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires entered into an agreement for the transfer of the public service of electricity distribution duly awarded to Edenor under the Concession Agreement (as defined below) entered into by the Argentine Government (including the Concession Agreement), to the joint jurisdiction of the Province of Buenos Aires and the City of Buenos Aires. Pursuant to such agreement, the Province of Buenos Aires and the City of Buenos Aires will create a new entity in lieu of the ENRE, in charge of controlling and regulating the distribution service. It was also agreed that the Federal Government shall be the sole responsible for any and all debts and credits relating to the distribution service awarded to Edenor which cause is prior to February 28, 2019. As of the date of this annual report there are certain major issues related to such transfer still to be defined, including,  among others, the continuation of the existing Concession Contract as is; whether the federal legal and regulatory framework shall continue to apply or not; and the solution of claims and debts between Edenor and the Federal Government resulting from the Contractual Transition Period ended on January 31, 2016. An agreement addressing those matters is expected to be entered into between the Company and the Federal Government, the Province of Buenos Aires and the City of Buenos Aires within the next months. We cannot assure that such transfer or any action or omission from the transferees following the consummation of such transfer will not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs and Class B common shares.

 There is uncertainty as to what other measures the Argentine Government may adopt in connection with tariffs on public services and their impact on the Argentine economy

As explained in other risk factors in this annual report, following the economic crisis of 2001-2002, the subsequent freeze on electricity rates in Pesos and the significant devaluation of the Argentine Peso against the U.S. Dollar, there was a lack of investment in the distribution capacities of electricity and, at the same time, demand for electricity increased substantially.

In response, the Macri administration announced several measures, including the revision of subsidy policies, Decree No. 134/2015 of December 16, 2015, which placed the national electricity system in a state of emergency until December 31, 2017 and Decree No. 367/2016 of February 16, 2016, which instructed the ministries, including the ME&M to continue the procedures related to the renegotiation of contracts related to the provision of public services and their RTI, among which are the distribution of electricity.

On February 1, 2017, the RTI process was completed. Through Resolution No. 63/17 (amended by ENRE Resolutions No. 82/17 and No. 92/17), the ENRE approved a rate of return for us of 12.46% before taxes. The resulting income was determined by applying the Net Replacement Value (“NRV”) methodology, over a slightly lower base capital than the one we had submitted in our proposal, reaching an amount of Ps.34 billion. The difference with our proposal was mainly explained by the fact that the ENRE excluded the fully depreciated assets from the regulatory net asset base. Moreover, the ENRE stated that our acknowledged remuneration as of December 2015 was Ps.12.5 billion, which adjusted to February 2017 reached to Ps.17.2 billion. The ENRE also established a non-automatic mechanism to adjust our tariffs, as it had done under the original Concession Agreement and the Adjustment Agreement (as defined below),  in order to preserve the economic and financial sustainability of the concession in the event of price fluctuations in the economy. This mechanism has a biannual basis and includes a combined formula of wholesale and consumer price indexes (WPI, CPI and salaries increases) which trigger the adjustment of tariffs when the result is above 5%.

Edenor filed an administrative appeal (recurso de reconsideración) against ENRE´s Resolution No. 63/17. On October 25, 2017, the ENRE, through Resolution No. 524/17, rejected the appeal filed by Edenor.

On January 31, 2018, the ENRE issued Resolution No. 33/18 which approved the new distribution cost for Edenor to be applied as from February 1, 2018 and the new tariff scheme.

Furthermore, such resolution approved the new CPD adjustments (last stage of 17% according to Resolution. No 63/17, including the inflation adjustment of 11.9% for the period July 2017-December 2017 and a stimulus factor “E” of negative 2.51%) and determined the deferred income to be recovered in 48 instalments for a total amount of Ps.6,343.4 million. Additionally, it reported that the price of the average tariff reached Ps.2.4627/ KWh.

 Notwithstanding the measures adopted recently, there is uncertainty as to what measures the Argentine Government may adopt in connection with tariffs, whether tariffs will be updated from time to time to reflect an increase in operating costs, and their impact on the Argentine economy.

Electricity distributors were severely affected by the emergency measures adopted during the economic crisis, many of which remain in effect

Distribution tariffs include a regulated margin that is intended to cover the costs of distribution and provide an adequate return over the distributor’s asset base. Under the Convertibility Regime, which established a fixed exchange rate of one Peso per U.S. Dollar, distribution tariffs were calculated in U.S. Dollars and distribution margins were adjusted periodically to reflect variations in U.S. inflation indexes. However the Public Emergency Law, which came into effect in January 2002, froze all distribution margins, revoked all margin adjustments provisions in distribution concession agreements and converted distribution tariffs into Pesos at a rate of Ps.1.00 per U.S.$1.00. These measures, coupled with the effect of high inflation and the devaluation of the Peso, led to a decline in distribution revenues and an increase of distribution costs in real terms, which could no longer be recovered through adjustments to the distribution margin. This situation, in turn, led many public utility companies, including us and other important distribution companies, to suspend payments on their commercial debt (which continued to be denominated in U.S. Dollars despite the pesification of revenues), effectively preventing these companies from obtaining further financing in the domestic or international credit markets and making additional investments.

In the past, the Argentine Government granted temporary and partial relief to some distribution companies, including limited increases in distribution margins, a temporary cost adjustment mechanism which was not fully implemented and the ability to apply certain additional charges to users.

Although as of the date of this annual report, the Argentine Government completed the process after RTI for distributors and the declaration of emergency expired and was not renewed. We cannot assure you that these recent measures will be sufficient to address the structural problems created for our Company by the economic crisis and in its aftermath. Our inability to cover the costs or to receive an adequate return on our asset base may further adversely affect our financial condition and results of operations.

Electricity demand may be affected by tariff increases, which could lead distribution companies, such as us, to record lower revenues

From 2013 through 2018, electricity demand in Argentina increased by 6%, which in part reflects the relative low cost, in real terms, of electricity to users due to the freezing of distribution margins, the establishment of subsidies in the purchase price of energy and the elimination of the inflation adjustment provisions in distribution concessions, coupled with the devaluation of the Peso and inflation through 2018.

We cannot make any assurance that recent increases or any future increases in the cost of electricity will not have a material adverse effect on electricity demand or result in a decline in collections from users. In this respect, we cannot assure you that these measures or any future measure will not lead electricity companies, like us, to record lower revenues and results of operations, which may, in turn, have a material adverse effect on the market value of our ADSs.

If the demand for energy is increased suddenly, the difficulty in increasing the capacity of distribution companies in a short or medium term, could adversely affect the Company, which in turn could result in customer complaints and substantial fines for any interruptions

In recent years, the increase in electricity demand was greater than the structural increase in electricity distribution capacities, which led to power shortages and disruptions, in certain occasions. A sustained increase in electricity demand could generate future shortages. In addition, the condition of the Argentine electricity market has provided little incentive to generators and distributors to further invest in increasing their generation and distribution capacity, respectively, which would require material long-term financial commitments. Although there were several investments in generation during 2017 and 2018, which would increase the installed capacity power in the coming years, the highest density of investments was concentrated in the Greater Buenos Aires area. It is still necessary to make several investments in the transmission and distribution system to guarantee the delivery of electricity to the user and reduce the frequency of interruptions. During December 2013, an increase in demand for electricity resulted in energy shortages and blackouts in Buenos Aires and other cities around Argentina.

Additionally, according to Argentine law, distribution companies, such as us, are responsible to their users for any disruption in the supply of electricity. Consequently, customers can direct their claims to the distribution companies. Also, distribution companies are subject to fines and penalties for service disruptions caused by energy shortages, unless the respective Argentine authorities determine that energy shortages constitute force majeure events. As a result, we could face user claims and fines and penalties for service disruptions caused by energy shortages unless the relevant Argentine authorities determine that energy shortages constitute force majeure. Additionally, disruptions in the supply of electricity could expose us to intervention by the Argentine Government, which warned of such possibility during the blackouts of December 2013.  We cannot assure that we will not experience a lack in the supply of energy or that such claims, fines, penalties or government intervention could have a materially adverse effect on our financial condition and results of operations, and cause the market value of our ADSs and Class B common shares to decline.

Risks Relating to Our Business

We operate our business pursuant to our Concession Agreement granted by the Argentine Government, the revocation or termination of which would have a material adverse effect on our business.

We conduct our business pursuant to our Concession Agreement granted by the Argentine Government. Such agreement contains several requirements regarding the operation of our business and compliance with laws and regulations. Compliance with our obligations under our Concession Agreement is, in certain cases, secured by a pledge of our shares in favor of the Argentine Government. Accordingly, upon the occurrence of specified events of default under our Concession Agreement, the Argentine Government would be entitled to foreclose on its pledge of our Class A common shares to a third party. Such sale would have a severe negative impact on our ability to operate a material portion of our business, and as a result, our results of operations would be materially adversely affected. Finally, our Concession Agreement also generally provides for termination in the case of our insolvency or bankruptcy. If our Concession Agreement is terminated or if the Argentine Government forecloses its pledge over Class A common  shares, we may not be able to continue to operate as a going concern, and in turn our consolidated results of operations would be materially adversely affected and the market value of our Class B common shares and ADSs could decline.

If we are not able to effectively hedge our currency risk in full and a devaluation of the Argentine Peso occurs, our results of operations and financial condition could be materially adversely affected

Our revenues are mainly collected in Pesos, although the remuneration scheme (i) set forth by the Electric Energy Secretariat (“SEE”) Resolution No. 1/19 establishes U.S. Dollar denominated prices, but the  payment is made in Pesos by applying the Central Bank’s exchange rate effective on the day before the expiration date, and (ii) for other contracts with Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima (“CAMMESA”) established U.S. Dollar -denominated prices but the payment is made in Pesos by applying the Central Bank’s exchange rate effective on the last business day of the month of the applicable transaction, adjusted through credit or debit notes, as appropriate, to consider the Central Bank’s exchange rate of the day before the expiration date, in accordance with CAMMESA’s procedures. As a result, we are exposed to an exchange rate risk between the collection date and the payment date (in the event of CAMMESA does not pay at the date) of U.S. Dollars-denominated financial indebtedness. In addition, a significant portion of our existing financial indebtedness is denominated in U.S. Dollars, which exposes us to the risk of loss from the devaluation of the Peso. During 2018, our hedging contracts did not cover all of our exposure to such depreciation. If we are not able to effectively hedge all or a significant portion of our currency risk exposure, a devaluation of the Peso, may significantly increase our debt service burden, which, in turn, may have a material adverse effect on our financial condition and results of operations.

Downgrades in our credit ratings could have negative effects on our funding costs and business operations

Credit ratings are assigned to the Company. The credit ratings are based on information furnished by us or obtained by the credit rating agencies from independent sources and are also influenced by the credit ratings of Argentine Government bonds and general views regarding the Argentine financial system as a whole. The credit ratings are subject to revision, suspension or withdrawal by the credit rating agencies at any time. A downgrade, suspension or withdrawal in our credit ratings could result in, among others, the following: (i) increased funding costs and other difficulties in raising funds; (ii) the need to provide additional collateral in connection with financial market transactions; and (iii) the termination or cancellation of existing agreements. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Our business is subject to risks arising from natural disasters, catastrophic accidents and terrorist attacks. Additionally, our businesses are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual commitments and thus adversely affect our business and financial performance

The electric power distribution infrastructure that we rely on, may be damaged by flooding, fires, earthquakes and other catastrophic disasters arising from natural or accidental or intentional human causes. We could experience severe business disruptions, significant decreases in revenues based on lower demand arising from catastrophic events, or significant additional costs to us not otherwise covered by business interruption insurance clauses. There may be an important time lag between a major accident, catastrophic event or terrorist attack and our definitive recovery from our insurance policies, which typically carry non-recoverable deductible amounts, and in any event are subject to caps per event. In addition, any of these events could cause adverse effects on the energy demand of some of our customers and of consumers generally in the affected market. Some of these considerations, could have a material adverse effect on our business, financial condition and our result of operations.

Additionally, our assets are subject to the risk of mechanical or electrical failures and may experience periods of unavailability affecting our ability to fulfill our contractual commitments. Any unplanned unavailability of our assets may adversely affect our financial condition or results of operations and our ability  to fulfill our contractual commitments, so we could be subject to fines and penalties.

Our operations could cause environmental risks and any change in environmental laws could increase our operating costs

Some of our operations are subject to environmental risks that could arise unexpectedly and cause material adverse effects on our results of operations and financial condition. In addition, the occurrence of any of these risks could lead to personal injury, loss of life, environmental damage, repair and expenses, equipment damage and liability in civil and administrative proceedings. We cannot assure you that we will not incur additional costs related to environmental issues in the future, which could adversely affect our results of operations and financial condition. In addition, we cannot ensure that our insurance coverage is sufficient to cover the losses that could potentially arise from these environmental risks.

In addition, we are subject to a broad range of environmental legislation, both in Argentina. Local, provincial and national authorities in Argentina may implement new environmental laws and regulations and may require us to incur higher costs to comply with new standards. The imposition of more stringent regulatory and permit requirements in relation to our operators in Argentina could significantly increase the costs of our activity.

We cannot predict the general effects of the implementation of any new environmental laws and regulations on our financial condition and results of operations.

Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, affected our capacity to perform our commercial obligations and could also have a material adverse effect on our ability to perform our financial obligations

Since the execution of the agreement entered into between us and the Argentine Government in February 2006 relating to the adjustment and renegotiation of the terms of our concession (Acta Acuerdo sobre la Adecuación del Contrato de Concesión del Servicio Público de Distribución y Comercialización de Energía Eléctrica or the “Adjustment Agreement”) and as required by them, we were engaged in an RTI with the ENRE through February 1, 2017.

The Adjustment Agreement contemplated a cost adjustment mechanism for the transitional period during which the RTI process was being conducted. This mechanism, known as the Cost Monitoring Mechanism (“CMM”), required the ENRE to review our actual distribution costs every six months (in May and November of each year) and adjust our distribution margins to reflect variations of 5% or more in our distribution cost base. We could also request that the ENRE apply the CMM at any time that the variation in our distribution cost base was at least 10% or more. Any adjustments, however, were subject to the ENRE’s assessment of variations in our costs, and the ENRE’s approval of adjustments were not sufficient to cover our actual incremental costs in a timely manner. During such time, even when the ENRE approved adjustments to our tariffs, there was a lag between the time when we actually experienced increases in our distribution costs and the time when we received increased income following the corresponding adjustments to our distribution margins pursuant to the CMM.

As a result of the foregoing, during the years ended December 31, 2014, 2012 and 2011, we recorded negative operating results and net results, and thus our working capital and liquidity levels were negatively affected (even in 2013), primarily as a result of the delay in obtaining tariff increases to reflect increases in our distribution costs, coupled with a constant increase in operating costs to maintain adequate service levels all of which affected our capacity to perform our commercial obligations. In this context and in light of the situation that affected the electricity sector, the ENRE issued Resolution No. 347/12 in November 2012, which established the application of fixed and variable charges that allowed the Company to obtain additional revenue as from November 2012 through 2016. However, changes made by Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE and additional revenue obtained through Resolution No. 347/12 were insufficient to make up for our operating deficit in 2014, due to the constant increase in operating costs.

In March 2015, Resolution No. 32/15 of the former SE granted us a temporary increase in income through funds provided by CAMMESA applicable retroactively as from February 1, 2015 through February 1, 2016, to cover costs and investments associated with the regular provision of the public service of distribution of energy on account of the RTI.

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

However, pursuant to Resolution No. 7/16, the ENRE issued Resolution No. 1/16 establishing a new tariff structure, which remained in force (with certain suspensions as a result of injunctions, which are no longer in effect) until February 2017, when the RTI process was completed.

Prior to the completion of the RTI process, several regulatory mechanisms, programs or changes were implemented from time to time by the ENRE to adjust our tariffs to reflect increased costs. Any requested adjustments were usually subject to the ENRE’s assessment of variations in our costs, and not sufficient to cover our actual incremental costs in a timely manner.

On April 1, 2016, the ENRE issued Resolution No. 55/16, which approved the program for the review of the distribution tariff scheme, establishing the criteria and methodologies for completing the RTI process.

On September 5, 2016, pursuant to Resolution No. 55/16, we submitted our rate schedule proposal for the following five-year period. On October 28, 2016, a public hearing was held to provide information and listen to the public opinion on the RTI.

The RTI was completed on February 1, 2017, on which date the ENRE issued Resolution No. 63/17, through which it approved a new tariff scheme that established our new distribution added value (VAD) for the following five-year period. For more information, see “Item 5—Operating and Financial Review and Prospects—Integral Tariff Revision”. On January 31, 2018, the ENRE issued Resolution No. 33/18 approving the new distribution cost for Edenor applicable as from February 1, 2018 and the new tariff scheme applicable to Edenor. On July 31, 2018, the ENRE issued Resolution No. 208/18, pursuant to which it approved, the CPD for January 2018 through June 2018 of which 7.93% was applied as of August 1, 2018, and 6.51% in six consecutive monthly installments as of February 1, 2019. The CPD amounted to 15.85%.

However, if we are not able to recover all future cost increases and have them reflected in our tariffs, and/or if there is a significant lag of time between when we incur the incremental costs and when we receive increased income we may be unable to comply with our financial obligations, we may suffer liquidity shortfalls and we may need to restructure our debt to ease our financial condition, any of which, individually or in the aggregate, could have a material adverse effect on our business and results of operations and may cause the value of our ADSs and Class B common shares to decline.

Our distribution tariffs may be subject to challenges by Argentine consumer and other groups

In the recent years, our tariffs have been challenged by Argentine consumer associations, such as the action brought against us in December 2009, by an Argentine consumer association (Unión de Usuarios y Consumidores) seeking to annul certain retroactive tariff increases, which was ultimately dismissed by the Argentine Supreme Court of Justice on October 1, 2013.

In May 2016, we were notified by several courts of the Province of Buenos Aires of certain injunctions granted to individual and collective users against Resolution No. 6/16 and Resolution No. 1/16 issued by the ENRE (which authorized our new tariff schedule as from February 2016). Consequently, the then applicable tariff schedule, which included the WEM prices established by Resolution No. 6/16, were not applied during certain periods in 2016 (i) to the entire concession area as a result of the injunctions issued in the “Abarca” case and (ii) to the districts of “Pilar” and “La Matanza”, where injunctions remained in effect until October 24 and November 11, 2016, respectively, when they expired. Therefore, as of those dates, tariff increases have been applied to all users. If any future legal challenge were successful and prevented us from implementing any tariff adjustments granted by the Argentine Government, we could face a decline in collections from our users, and a decline in our results of operations, which could have a material adverse effect in our financial condition and the market value of our ADSs and Class B common shares.

We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

We operate in a highly regulated environment and have been, and in the future may continue to be, subject to significant fines and penalties imposed by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply. Since 2001, the amount of fines and penalties imposed on our Company has increased significantly. As of December 31, 2018, 2017 and 2016, our accrued fines and penalties totaled Ps.6,933 million, Ps.6,133 million and Ps.6,511 million, respectively (taking into account adjustments made to fines and penalties following the ratification of the Adjustment Agreement and recent regulation). See “Item 4. Information on the Company—Our Business Overview—Fines and Penalties.”

On October 19, 2016, pursuant to Note No. 123,091 the ENRE established the average rate values (Ps./KWh) to be applied as from December 2012, for calculating the penalties payable to the Argentine Government. In accordance with the terms of the Concession Agreement, such values should correspond to the average sale price of energy charged to users. Since the amounts set forth in the note were not consistent with the principle contained in our Concession Agreement, on November 1, 2016, the Company submitted a claim to the ENRE requesting that the amounts in Note No. 129,061 be modified to reflect the amounts contained in the Concession Agreement. As of the date of this annual report, we had received the response from the ENRE (Note No. 129,061), which clarified that the increases or adjustments are not applicable, and only the values paid by the users should be considered.

On February 1, 2017, the ENRE issued Resolution No. 63/17, through which it approved new parameters related to the quality standards, with the purpose of achieving an acceptable quality level by the end of the 2017-2021 period. In this regard, the ENRE established a penalty regime to be applied in the event of non-compliance with the requisite quality rates.

On March 29, 2017, through Note No. 125,248 the ENRE established a new methodology for the calculation of fines and penalties, determining that they must be valued according to the KWh values in effect as of the first day of the six-month period during which the event giving rise to the penalty occurred or the KWh values in effect as of the day of the occurrence of the event in the case of penalties arising from specific events.

In addition, fines and penalties, accrued and not imposed during the transition period of the Adjustment Agreement must be updated using the CPI that the Central Bank uses to elaborate the Multilateral Real Exchange Rate Index (“TCRM”), corresponding to the month prior to the six-month period during which the event giving rise to the penalty occurred or the month prior to that on which the specific penalty event occurred, till the previous month of the day on which the penalty was imposed. Those fines and penalties accrued and imposed since the date of issuance of the Note No. 120,151 through the completion of the RTI on February 1, 2017 (i.e., the period between April 2016 and February 2017) must also be updated using the CPI.

Furthermore, we cannot assure that we will have the ability to comply with the quality standards set forth by Resolution No. 63/17. In the case of penalties which had been imposed but are still unpaid, the 30-day interest rate of the Banco Nación corresponding to commercial discounts applies, as from the day when the penalty was imposed through the date of payment.

Despite the issuance of Resolution No. 63/17, the treatment to be given to the penalties and reductions is still pending settlement.

We cannot assure you that we will not incur significant fines in the future, which could have a material adverse effect on our financial condition, our results of operations and the market value of our ADSs and Class B common shares.

If we are unable to control our energy losses, our results of operations could be adversely affected

Our concession does not allow us to pass through to our users the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by our concession, which is, on average, 10%. As a result, if we experience energy losses in excess of those contemplated by our concession, we may record lower operating profits than we anticipate. Prior to the 2001 and 2002 economic crisis in Argentina, we were able to reduce the high level of energy losses experienced at the time of the privatization down to the levels contemplated (and reimbursed) under our concession. However, during the last years, our level of energy losses, particularly our non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, in turn, in the number of delinquent accounts and fraud. Although we continue to make investments to reduce energy losses, these losses continue to exceed the average 10% loss factor contemplated by the concession and, based on the current tariff schedule and thr economic turmoil, we do not expect these losses to decrease in the near term. Our energy losses amounted to 18.2% in 2018, 17.1% in 2017 and 17.0% in 2016. We cannot assure you that our energy losses will not continue to increase in future periods, which may lead to lower margins and could adversely affect our financial condition, our results of operations and the market value of our Class B common shares and ADSs.

The Argentine Government could foreclose on its pledge over our Class A common shares under certain circumstances, which could have a material adverse effect on our business and financial condition

Pursuant to our Concession Agreement and the provisions of the Adjustment Agreement, the Argentine Government has the right to foreclose on its pledge over our Class A common shares and sell these shares to a third party buyer if:

•	the fines and penalties incurred in any given year exceed 20% of our gross energy sales, net of taxes, which corresponds to our energy sales;

•	we repeatedly and materially breach the terms of our concession and do not remedy these breaches upon the request of the ENRE;
•	our controlling shareholder creates any lien or encumbrance over our Class A common shares (other than the existing pledge in favor of the Argentine Government);
•	our controlling shareholder fails to obtain the ENRE’s approval in connection with the disposition of our Class A common shares;
•	our shareholders amend our articles of incorporation or voting rights in a way that modifies the voting rights of the Class A common shares without the ENRE’s approval; or
•	we, or any existing shareholders or former shareholders of EASA who have brought a claim against the Argentine Government in the ICSID do not desist from such ICSID claims following completion of the RTI and the approval of a new tariff regime.

On February 1, 2017, the ENRE issued Resolution No. 63/17 establishing the new tariff scheme resulting from the completion of the RTI process, for the following five-year period. In accordance with the provisions of the Adjustment Agreement, Electricidad Argentina S.A. (“EASA”) (currently merged into Pampa Energía S.A.) and EDF International S.A. (“EDFI”) withdrew their ICSID claim, and on March 28, 2017, the ICSID acknowledged the discontinuance of the procedure.

In 2018, our fines and penalties remained below 20% of our gross energy sales. See “Item 4. Information on the Company—Our Concession—Fines and Penalties.”

If the Argentine Government were to foreclose on its pledge of our Class A common shares, pending the sale of those shares, the Argentine Government would also have the right to exercise the voting rights associated with such shares. In addition, the potential foreclosure by the Argentine Government on its pledge over our Class A common shares could be deemed to constitute a change of control under the terms of our Senior Notes due 2022. See “—We may not have the ability to raise the funds necessary to finance a change of control offer as required by the Senior Notes due 2022.” If the Argentine Government forecloses on the pledge of our Class A common shares, our results of operations and financial condition could be significantly affected and the market value of our Class B common shares and ADSs could also be affected.

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

We may be unable to import certain equipment to meet the growing demand for electricity, which could lead to a breach of our Concession Agreement and could have a material adverse effect on the operations and financial position

Certain restrictions on imports that may be adopted in the future by the Argentine Government could limit or delay our ability to purchase capital goods that are necessary for our operations (including carrying out specific projects). Under our concession, we are obligated to satisfy all of the demand for electricity originated in our concession area, maintaining at all times certain service quality standards that have been established for our concession. If we are not able to purchase significant capital goods to satisfy all of the demand or suffer unexpected delays in the import process, we could face fines and penalties which may, in turn, adversely affect our activity, financial position, results of operations and/or the market value of our ADSs and Class B common shares.

We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material effect on our business

As of December 31, 2018, approximately 83% of our employees were union members. Although our relations with unions are currently stable and we have had an agreement in place with the two unions representing our employees since 1995, we cannot assure you that we will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues. We cannot assure you that we will be able to negotiate salary agreements or labor conditions on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to demonstrations or work stoppages, our results of operations, financial conditions and the market value of our ADSs and Class B common shares could be materially adversely affected.

We could incur material labor liabilities in connection with our outsourcing that could have an adverse effect on our business and results of operations

We outsource a number of activities related to our business to third-party contractors in order to maintain a flexible cost base. As of December 31, 2018, we had approximately 7,397 third-party employees under contract. Although we have very strict policies regarding compliance with labor and social security obligations by contractors, we are not in a position to ensure that contractors will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina which have recognized joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances. We cannot make any assurances that such proceedings will not be brought against us or that the outcome of such proceedings would be favorable to us. If we were to incur material labor liabilities in connection with our outsourcing, such liabilities could have an adverse effect on our financial condition, our results of operations and the market value of our Class B common shares and ADSs.

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

We are involved in various legal proceedings which could result in unfavorable decisions for us which could in turn have a material adverse effect on our financial position and results of operations

We are party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor, and responding to the demands of litigation may divert our management’s time and attention and our financial resources and unfavorable decisions may have a material adverse effect on our financial position and results of operations.  See “Item 8. Legal Proceedings.”

We may be unable to collect all or a portion of our claim against RDSA or Aseguradores de Cauciones, which could in turn have a material adverse effect on our financial position and results of operations

In connection with the purchase and construction of real estate property from Ribera Desarrollos S.A. (the “Seller” or “RDSA”) for a total of U.S.$46 million (equivalent to Ps.439.3 million using the effective exchange rate at the time of the execution of the purchase agreement), we have initiated an arbitration process as a result of a breach of contract claim filed against RDSA for damages, and were involved in a mandatory conciliation proceeding (mediación obligatoria) with Aseguradores de Cauciones S.A (the “Insurer” or “Aseguradores de Cauciones”), in order to collect the mentioned amount plus interest under the surety bond issued by the Insurer, which guaranteed RDSA’s obligations, which proceeding ended in failure. Under Argentine law, such conciliation proceeding is a condition to pursuing collection proceedings in a court of law. As of the date of this annual report, RDSA had filed a voluntary petition for reorganization (similar to a Chapter 11 proceeding in the United States) and certain regulatory action of the Insurance Regulatory Agency (Superintendencia de Seguros de la Nación) had imposed a restriction on the Insurer’s ability to make dispositions over its assets until a certain liquidity deficiency is solved; it is therefore uncertain if we will be able to collect the claimed amounts in full or at all (See “Item 4—Information on the Company—Property, Plant and Equipment—Termination of agreement on real estate property”). In the event we are unable to collect from RSDA or Aseguradores de Cauciones, such situation may have a material adverse effect on our financial position and results of operations.

In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations

As of December 31, 2018, our physical assets were insured for up to U.S.$1,603.9 million. However, we do not carry insurance coverage for losses caused by our network or business interruption, including for loss of our concession. See “Item 4. Information on the Company—Our Business—Insurance.” Although we believe our insurance coverage is commensurate with standards for the distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our financial condition and results of operations and the market value of our Class B common shares and ADSs.

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

The loss of exclusivity to distribute electricity in our service area may be adversely affected by technological or other changes in the energy distribution industry, which would have a material adverse effect on our business

Although our concession grants us the exclusive right to distribute electric energy within our service area, this exclusivity may be revoked in whole or in part if technological developments would make it possible for the energy distribution industry to evolve from its present condition as a natural monopoly into a competitive business. In no case does the complete or partial revocation of our exclusive distribution rights entitle us to claim or to obtain reimbursement or indemnity. Although, to our knowledge, there are no current projects to introduce new technologies in the medium or long-term which may reasonably modify the composition of the electricity distribution business, we cannot assure you that future developments will not enable competition in our industry that would adversely affect the exclusivity right granted by our concession. Any total or partial loss of our exclusive right to distribute electricity within our service area would likely lead to increased competition and result in lower revenues, which could have a material adverse effect on our financial condition, our results of operations and the market value of our Class B common shares and ADSs.

A potential nationalization or expropriation of 51% of our capital stock, represented by the Class A shares, may limit the capacity of the Class B common shares to participate in the board of directors

As of the date of this annual report, the ANSES owned shares representing 26.8% of our capital stock and appointed five Class B directors in our last shareholders’ meeting. The remaining directors were appointed by the Class A shares.

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

We may not have the ability to raise the funds necessary to repay our commercial debt with CAMMESA, our major supplier

As of December 31, 2018, we owed approximately Ps.11.9 billion to CAMMESA (including interest accrued as of December 31, 2018). This commercial debt is due and unpaid and we have not secured any waivers from CAMMESA. If CAMMESA requested that we repay such debt in a single payment, we may be unable to raise the funds necessary to repay it and, consequently, we could be exposed to a cash attachment, which could in turn result in our filing for a voluntary reorganization proceeding (“concurso preventivo”), which could cause the market value of our ADSs and Class B common shares to decline.

On April 26, 2017, we were notified through Note No 2016-01193748 that the ME&M decided that the SEE with the support of the Under-Secretariat for Tariff Policy Coordination and the ENRE, would be responsible for determining (within a period of 120 days) whether any pending obligations under the Adjustment Agreement remained outstanding as of the effective date of the applicable electricity tariff schedules resulting from the implementation of the RTI process. If any such obligations remained outstanding, the treatment to be given to those obligations was also to be determined by the SEE as described above. The Company has submitted the information requested by the ME&M as part of its efforts to comply with these requirements. However, as of the date of this annual report, due to the fact that a definitive decision on the treatment of these obligations is still pending, the Company started negotiations with the SEE thereon.

All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon the occurrence of any such events

As of the date of this annual report, U.S.$161.6 million of our financial debt was represented by our Senior Notes due 2022 (the “Senior Notes due 2022”). Under the indenture for the Senior Notes due 2022, certain expropriation and condemnation events with respect to us may constitute an event of default, which, if declared, could trigger the acceleration of our obligations under the notes and require us to immediately repay all such accelerated debt. In addition, all of our outstanding financial indebtedness contains certain events of default related to bankruptcy and voluntary concurso preventivo. If we are not able to comply with certain payment obligations as a result of our current financial situation and if the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even us, could file for our bankruptcy, or we could file for a voluntary concurso preventivo. In addition, all of our outstanding financial indebtedness also contains cross-default provisions or cross-acceleration provisions that could cause all of our debt to be accelerated if the debt containing expropriation or bankruptcy and/or reorganization proceeding events of default goes into default or is accelerated. In such a case, we would expect to actively pursue formal waivers from the corresponding financial creditors to avoid such potential situation, but in case those waivers are not timely obtained and immediate repayment is required, we could face short-term liquidity problems, which could adversely affect our results of operations and cause the market value of our ADSs and Class B common shares to decline.

We may not have the ability to raise the funds necessary to finance a change of control offer as required by the Senior Notes due 2022

As of the date of this annual report, U.S.$161.6 million of our financial debt is represented by the Senior Notes due 2022. Under the indenture for the Senior Notes due 2022, if a change of control occurs, we must offer to repurchase any and all such notes that are outstanding at a purchase price equal to 100% of the aggregate principal amount of such notes, plus any accrued and unpaid interest thereon and additional amounts, if any, through the purchase date. We may not have sufficient funds available to us to make the required repurchases of the Senior Notes due 2022 upon a change of control. If we fail to repurchase such notes in circumstances that may constitute an event of default under the indenture, which may in turn trigger cross-default provisions in other of our debt instruments then outstanding, our results of operations could be adversely affected and the market value of our ADSs and Class B common shares could decline.

The New York Stock Exchange and/or the Buenos Aires Stock Exchange may suspend trading and/or delist our ADSs and Class B common shares, upon the occurrence of certain events relating to our financial situation

The New York Stock Exchange (“NYSE”) and/or the Buenos Aires Stock Exchange (“BASE”) may suspend and/or cancel the listing of our ADSs and Class B common shares, respectively, in certain circumstances, including upon the occurrence of certain events relating to our financial situation. For example, the NYSE may decide such suspension or cancellation if our shareholders’ equity becomes negative.

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

We cannot assure you that the NYSE and/or the BASE will not commence any suspension or delisting procedures in light of our financial situation, including if our shareholders’ equity becomes negative. A delisting or suspension of trading of our ADSs or Class B common shares by the NYSE and/or the BASE, respectively, could adversely affect our results of operations and financial conditions and cause the market value of our ADSs and Class B common shares to decline.

Changes in weather conditions or the occurrence of severe weather (whether or not caused by climate change or natural disasters), could adversely affect our operations and financial performance.

Weather conditions may influence the demand for electricity, our ability to provide it and the costs of providing it. In particular, severe weather may adversely affect our results of operations by causing significant demand increases, which we may be unable to meet without a significant increase in operating costs. This could strongly impact the continuity of our services and our quality indicators. For example, the exceptional thunderstorms that occurred in April and December of 2013 and a heat wave that occurred in December of 2013 affected the continuity of our services, both in the low voltage and medium voltage networks. See “Item 4. Information on the Company—Business Overview—Quality Standards–Edenor’s Concession”. Furthermore, any such disruptions in the provision of our services could expose us to fines and orders to compensate those users affected by any such power cuts, as has occurred in the past (see “Item 4. Information on the Company—Business Overview—Quality Standards—Fines and Penalties”). Our financial condition, results of operations and cash flows could therefore be negatively affected by changes in weather conditions and severe weather.

Cybersecurity events, such as a cyber-attack could adversely affect our business, financial condition, results of operations and cash flows

We depend on the efficient and uninterrupted operation of internet-based data processing communication and information exchange platforms and networks , including administrative and business related systems (such as Supervisory Control and Data Acquisition (“SCADA”) and DCS Software, Inc. (“DCS”)). Cybersecurity risks have generally increased in recent years as a result of the proliferation of new technologies and the increased sophistication and activities of cyber-attacks. Through part of our grid and other initiatives, we have increasingly connected equipment and systems to the internet. Due to the critical nature of our infrastructure and the increased accessibility enabled through connection to the internet, we may face a heightened risk of cybersecurity incidents such as computer break-ins, phishing, identity theft and other disruptions that could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure. In the event of a cyber-attack, we could have our business operations disrupted, property damaged and user information stolen; experience substantial loss of revenues, response costs and other financial loss; and be subject to increased regulation, litigation and damage to our reputation. In addition, while we have not experienced any loss related to cybersecurity events, contingency plans in place may not be sufficient to cover liabilities associated with any such events and therefore, applicable insurance coverage may be deemed inadequate, preventing us from receiving full compensation for the losses sustained as a result of such a disruption. Although we intend to continue to implement security technology devices and establish operational procedures to prevent disruption resulting from, and counteract the negative effects of cybersecurity incidents within the next three years, it is possible that not all of our current and future systems are or will be entirely free from vulnerability and these security measures will not be successful. Accordingly, cybersecurity is a material risk for us and a cyber-attack could adversely affect our business, results of operations and financial condition.

Risks relating to our ADSs Class B common shares

Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions on, and the proceeds of any sale of, the Class B common shares underlying the ADSs, which could affect the market value of the ADSs

The Argentine Government may impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the Argentine Government to impose this kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine Government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Central Bank, some of which could be reinstated in the future. Although the transfer of funds abroad in order to pay dividends no longer requires Central Bank approval to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting, future restrictions on the movement of capital to and from Argentina such as those that previously existed could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from Pesos into U.S. Dollars and the remittance of such U.S. Dollars abroad. Also, certain of our indebtedness includes covenants limiting the payment of dividends. We cannot assure you that the Argentine Government will not take similar measures in the future. In such a case, the depositary for the ADSs may hold the Pesos it cannot otherwise convert for the account of the ADS holders who have not been paid. In addition, any future adoption by the Argentine Government of restrictions on the movement of capital out of Argentina may affect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs, and may adversely affect the market value of our Class B common shares and ADSs.

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

Under Argentine law, shareholder rights may be fewer or less well-defined than in other jurisdictions

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, the rights of holders of the ADSs or the rights of holders of our Class B common shares under Argentine corporate law to protect their interests relative to actions by our board of directors may be fewer and less well-defined than those under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well-defined and enforced in Argentina than in the United States, putting holders of our Class B common shares and ADSs at a potential disadvantage.

Holders of ADSs may be unable to exercise voting rights with respect to the Class B common shares underlying the ADSs at our shareholders’ meetings

Shares underlying the ADSs are held by the depositary in the name of the holder of the ADS. As such, we will not treat holders of ADSs as one of our shareholders and, therefore, holders of ADSs will not have shareholder rights. The depositary will be the holder of the Class B common shares underlying the ADSs and holders may exercise voting rights with respect to the Class B common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our by-laws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying Class B common shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our Class B common shares will receive notice of shareholders’ meetings through publication of a notice in an official gazette in Argentina, an Argentine newspaper of general circulation and the daily bulletin of the BASE, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, do not receive notice directly from us. Instead, in accordance with the deposit agreement, we provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the Class B common shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of Class B common shares and Class B common shares represented by ADSs may not be voted as the holders of ADSs desire. Class B common shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, be voted at the corresponding meeting either in favor of the proposal of the board of directors or, in the absence of such a proposal, in accordance with the majority.

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

Provisions of Argentine securities laws could deter takeover attempts and have an adverse impact on the price of our shares and ADSs

Argentine securities laws contain provisions that may discourage, delay or make more difficult a change in control of our Company, such as the requirement, upon the acquisition of a certain percentage of our capital stock, to launch a tender offer to acquire a certain percentage of our capital stock, which percentage ranges from 10% to 100% depending on several factors.. These provisions may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interest of our shareholders and may adversely affect the market value of our shares and ADSs

Item 4.        Information on the Company

History and Development of the Company

Empresa Distribuidora y Comercializadora Norte S.A.(Distribution and Marketing Company of the North S.A.), or Edenor, is a public service company incorporated as a sociedad anónima (stock corporation) under the laws of Argentina. Our principal executive offices are located at Avenida del Libertador 6363, Ciudad de Buenos Aires, C1428ARG, Argentina, and our general telephone number at this location is +54 11 4346 5000.

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

A group of international investors, which included EDF International S.A. (a wholly owned subsidiary of Électricité de France S.A.), presented a bid for our Class A common shares through Electricidad Argentina S.A. (“EASA”), an Argentine company. EASA was awarded the bid and, in August 1992, EASA and the Argentine Government entered into a stock purchase agreement relating to the purchase of our Class A common shares. In addition, on August 5, 1992, the Argentine Government granted us a concession to distribute electricity on an exclusive basis within our concession area for a period of 95 years (the “Concession Agreement”). On September 1, 1992, EASA acquired our Class A common shares and became our controlling shareholder. See “Item 7. Major Shareholders and Related Party Transactions - Acquisition by Central Térmica Loma de la Lata S.A”.

In June 1996, our shareholders approved the change of our name to Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) to more accurately reflect the description of our core business. The amendment to our by–laws related to our name change was approved by the ENRE and registered with the Public Registry of Commerce (Inspección General de Justicia, the “IGJ”) in 1997.

In 2001, EDFI acquired, in a series of transactions, all of the shares of EASA held by EASA’s other shareholders, ENDESA Internacional, YPF S.A., which was the surviving company of Astra, and SAUR. As a result, EASA became a wholly–owned subsidiary of EDFI. In addition, EDFI purchased all of our Class B common shares held by these shareholders, increasing its direct and indirect interest in us to 90%.

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

In September 2005, Dolphin Energía and IEASA acquired an indirect controlling stake in our company from EDFI. Dolphin Energía and IEASA were at the time of such acquisition controlled by the principals of Grupo Dolphin, an Argentine advisory and consulting firm that carries out private equity activities. On September 28, 2007, Pampa Energía S.A. (“Pampa Energía”, “PESA” or “Pampa”) acquired all the outstanding capital stock of Dolphin Energía and IEASA from the then current shareholders of these companies, in exchange for common stock of Pampa Energía.  As a result of several acquisitions made by Pampa since 2006, it is currently the largest independent energy integrated company in Argentina and, directly and/or through its subsidiaries and joint controlled companies, Pampa participates in the electricity and gas value chains.

In April 2007, we completed the initial public offering of our Class B common shares, in the form of shares and American depositary shares, or ADSs. We and certain of our shareholders sold 18,050,097 ADSs, representing 361,001,940 Class B common shares, in an offering in the United States and elsewhere outside Argentina, and our Employee Stock Participation Program sold 81,208,416 Class B common shares in a concurrent offering in Argentina. Our ADSs are listed in the NYSE under the symbol “EDN,” and our Class B common shares are listed on the BASE under the same symbol. We received approximately U.S.$61.4 million in proceeds from the initial public offering, before expenses, which we used to repurchase a part of our then outstanding debt. Following the initial public offering, Pampa continues to hold 51% of our common shares, and approximately 19% are held by the public. See “Item 7. Major Shareholders and Related Party Transactions”.

On November 20, 2008, the Argentine Congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the ANSES and eliminating the retirement savings system previously administered by private pension funds under the supervision of a Governmental agency. In accordance with this law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES. As of the date of this annual report, ANSES held 242,999,553 of our Class B common shares, representing 26.81% of our capital stock.

Parent Company Merger Process

The merger by absorption between Central Térmica Loma de la Lata S.A. (“CTLL”), as merging and surviving company, and EASA, or parent company, and IEASA S.A. (“IEASA”) - EASA’s majority shareholder – as the merged/absorbed companies, began in March 2017. On January 19, 2018, CTLL’s shareholders approved the merger and CTLL’s board of directors became responsible for the management of EASA and IEASA, in accordance with the provisions of Section 84 of the Argentine Corporations Law.

On September 22, 2017, PESA’s board of directors approved the merger of Bodega Loma la Lata S.A. (“BLL”), Central Térmica Güemes S.A (“CTG”), CTLL (the acquiring company of EASA), Eg3 Red S.A. (“EG3 Red”), Inversora Diamante S.A. (“INDISA”), Inversora Nihuiles S.A (“INNISA”), Inversora Piedra Buena S.A. (“IPB”), Pampa Participaciones II S.A (“PPII”), Transelec, and Petrolera Pampa S.A. (“PEPASA”), as the acquired or absorbed companies, into PESA, as the acquiring or absorbing company, under the terms of tax neutrality (tax-free reorganization) pursuant to Section 77 and following sections of the Income Tax Law. The effective date of the merger was established as October 1, 2017, as from which date the transfer to the acquiring company of the totality of the acquired companies’ equity took effect, with all the latter’s rights and obligations, assets and liabilities were incorporated into the acquiring company’s equity; subject to the corporate approvals required under the applicable regulations and the registration with the Public Registry of Commerce of both the merger and the dissolution without liquidation of the acquired companies.

On August 24, 2018, the Company was notified of the registration by the IGJ of: (i) the merger of EASA (the parent company of Edenor) and IEASA. (the parent company of EASA), with and into CTLL, as the absorbing and surviving company of both; and (ii) the merger with and into Pampa, as the absorbing and surviving company, of CTLL, BLL, CTG, Eg3 Red, INNISA, INDISA, IPB, PPII and PEPASA, as the absorbed companies. As a result thereof, Pampa became the direct controlling company of Edenor.

Business Overview

We believe we are the largest electricity distribution company in Argentina and one of the largest in Latin America in terms of number of users and electricity sold (both in GWh and in Pesos) in 2018. We hold a concession to distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and in the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately 8.5 million people. As of December 31, 2018, Edenor served 3.04 million users. The following table shows the percentage of the electricity produced and sold by generating companies that was purchased by us in the periods indicated:

Year	Electricity demand	Edenor demand	Edenor´s demand as % of total demand
2016	133,111	26,838	20.2%
2017	132,426	25,950	19.6%
2018	132,925	25,906	19.5%

Source: CAMMESA

(1)     Demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).

(2)     Calculated as electricity purchased by us and our wheeling system users.

Edenor Concession

Edenor’s concession currently expires on August 31, 2087, for a term of 95 years, and may be extended for one additional 10-year period if Edenor requests the extension at least 18 months before expiration. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of ten years each. At the end of each management period, the Class “A” shares representing 51% of the share capital of Edenor, currently held by Pampa, must be offered for sale through a public bidding. If Pampa makes the highest bid, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if Pampa is not the highest bidder, then the bidder who makes the highest bid shall pay Pampa the amount of the bid in accordance with the conditions of the public bidding. The proceeds from the sale of the Class “A” shares will be delivered to Pampa after deducting any amounts receivable to which the grantor of the concession may be entitled. The first management period commenced on February 1, 2017 and is estimated to end on March 1, 2022.

The Company has the exclusive right to render electric power distribution and sales services within the concession area to all the users who are not authorized to obtain their power supply from the WEM, thus being obliged to supply all the electric power that may be required in a timely manner and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any WEM agents whenever required, under the terms of the Concession.

No specific fee must be paid by the Company under the Concession Agreement during the term of the concession.

On January 6, 2002, the Argentine Government enacted Law No. 25,561 pursuant to which U.S. Dollar adjustment clauses, as well as any other indexation mechanism stipulated in the contracts entered into by the Argentine Government, including those related to public utilities, were declared null and void as from such date. The applicable prices and rates were converted into Argentine Pesos at a rate of Ps.1 to U.S.$1.

The Company is subject to the terms of its Concession Agreement and the provisions of the regulatory framework comprised Laws Nos. 14,772, 15,336 and 24,065, resolutions and regulatory and supplementary standards issued by certain authorities. Thus, the Company is responsible for the distribution and sale of electricity as a public service with a satisfactory quality level pursuant to the requirements set forth in the aforementioned Concession Agreement and regulatory framework.

Failure to comply with the established guidelines may result in the application of fines, based on the economic damage suffered by the user at the time service was provided in an unsatisfactory manner, which will be determined in accordance with the methodology stipulated in the Concession Agreement. The ENRE is the regulatory authority responsible for enforcing the pre-established guidelines.

Geographic Exclusivity

Our concession gives us the exclusive right to distribute electricity within our concession area during the term of our concession. Under our concession, neither the national nor the provincial or local Governments may grant further concessions to operate electricity distribution services within our concession area. In that respect, we are obligated to satisfy all of the demand for electricity originated in our concession area, maintaining at all times a service quality standard that has been established in our Concession Agreement. This geographic exclusivity may be terminated in whole or in part by the Argentine Government if technological changes make it possible for the energy distribution industry to evolve from its present condition as a natural monopoly into a competitive business. However, the Argentine or the Provincial Government may only exercise its right to alter or terminate our geographical exclusivity at the end of each management period under our concession, by prior written notice at least six-months before the expiration of the corresponding management period.

The electricity distribution and sale service is provided exclusively to all the users connected to the network within the area comprised the following:

Region I: City of Buenos Aires, the area encompassing Dock "D", “unnamed street”, path of the future Autopista Costera (coastline highway), extension of Pueyrredón Ave., Córdoba Ave., Ferrocarril San Martín railway tracks, General San Martín Ave., Zamudio, Tinogasta, General Paz Ave. and Río de La Plata river, and Province of Buenos Aires, the districts of San Martín, Tres de Febrero, San Isidro and Vicente López.

 Region II: Province of Buenos Aires, the districts of Morón, Ituzaingó, Hurlingham, Merlo, Marcos Paz, Las Heras and La Matanza.

 Region III: Province of Buenos Aires, the districts of San Fernando, Tigre, Escobar, Malvinas Argentinas, San Miguel, José C. Paz, Pilar, Moreno and General Rodríguez.

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

Pursuant to Law No. 27,467, which enacted the 2019 Federal Budget of Expenditures and Resources, the Executive Branch was instructed to promote the transfer of Edenor’s jurisdiction to the jurisdiction of the Province of Buenos Aires and the City of Buenos Aires as from January 1, 2019 and the creation of a new oversight body.

On February 28, 2019, the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires entered into an agreement for the transfer of the public service of electricity distribution, duly awarded under the Concession Agreement by the Argentine Government to Edenor, from the jurisdiction of the Argentine Government to the Province of Buenos Aires and the City of Buenos Aires. The Company was not a party to such agreement, and, is analyzing the scope and implications thereof.

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

Under our concession, we may also be required to continue rendering services after the termination of the Concession Agreement term upon the request of the Argentine Government, but for a period not to exceed 12 months.

In addition, Clause 22.1 of the Adjustment Agreement required us, our shareholders and former shareholders to suspend all claims and legal proceedings (including arbitration actions) in administrative, state or federal courts located in Argentina or abroad, that were related to measures adopted with respect to the Concession Agreement, derived from the emergency situation declared by the Public Emergency Law. After the completion of the RTI, we and our shareholders and former shareholders were also obligated to completely waive and desist from all of the above-mentioned claims and legal proceedings. All proceedings related to circumstances supervening the above described situations, or that were not related to the consequences of the Public Emergency Law, were expressly excluded. If our shareholders or former shareholders had not desisted from these claims, the Argentine Government would have the right to foreclose on the pledge of our Class A common shares and sell these shares to a third-party buyer. If the Company or any shareholder or former shareholder re-established or initiated a new claim, we would have the obligation to hold the Argentine Government harmless in respect of amounts it could be required to pay pursuant to such claims. EDFI and Pampa suspended all such claims against the Argentine Government as part of the Adjustment Agreement and, in connection with its sale of its controlling stake in Edenor, EDFI agreed to withdraw its claims against the Argentine Government before the ICSID at the request of Dolphin Energía S.A.

On February 1, 2017, the ENRE issued Resolution No. 63/17 which established the new tariff scheme as a result of the completion of the RTI process, which will apply to the following five-year period. Pursuant to the provisions of the Adjustment Agreement, Pampa (See “Item 7. Major Shareholders and Related Party Transactions—Parent Company Merger Process”) and EDFI withdrew their ICSID claim, and on March 28, 2017, the ICSID acknowledged the discontinuance of the proceedings.

In accordance with our concession, our controlling shareholder, Pampa, has pledged its 51% stake in the Company to the Argentine Government to secure obligations under our concession. The Adjustment Agreement required that the pledge be extended to secure our obligations under such agreement. The Argentine Government may foreclose on its pledge over the Class A shares and sell them in a public bidding process if certain situations occur. See “Item 4. Information on the Company—Business Overview—Foreclosure on the Pledge of Our Class A common shares or Revocation of Our Concession”.

Quality Standards

Service quality

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

A fine is imposed under Edenor’s concession for disruption gaps in voltage levels that exceed the such limits for 3.0% or more of the total amount of time that electricity is provided. The amount of the fine depends on the magnitude of the gaps. As the gaps’ percentage increases (or decreases) from the nominal contracted tension level, the rate of the fine per KWh increases. These fines are credited to the affected user’s bill.

The quality standards of the product set forth in Edenor’s concession refer to the frequency and duration of the interruptions. The following table sets forth the standards set forth in our concession with respect to the frequency and duration of interruptions per user during the current management period:

Category of user	Frequency of interruptions (maximum number of interruptions per six month period)	Duration of interruption (maximum amount of time per interruption) (1)
High voltage	3	2 hours
Medium voltage	4	3 hours
Low voltage: (small and medium demand)	6	10 hours
Large demand	6	6 hours

_______________________

(1)          Interruptions of less than three minutes are not recorded.

Furthermore, pursuant to the Adjustment Agreement, we agreed to comply with a medium delivery standard (System Average Interruption Duration Index (“SAIDI”) and System Average Interruption Frequency Index (“SAIFI”)) that reflected our actual average delivery standards during the period from 2001 through 2003. This medium delivery standard required us to comply with a maximum number of interruptions per semester, on average, of 2,761 and a maximum duration of interruption, on average, of 5,386 hours. If we do not meet the delivery standards required by our concession, as set forth in the table above, but are otherwise in compliance with the medium delivery standard under the Adjustment Agreement, we may withhold payment of any fines that may be imposed under our concession for this failure and use this amount of unpaid fines for our capital expenditures. If we fail to comply with this measure, we will be required to pay the fines to the affected users.

In addition to establishing district and community-based service quality controls, a quality improvement track with additional requirements was implemented, including interruption frequency limits, an admissible interruption duration as well as the cost of non-delivered energy. Additionally, an automatic penalty mechanism was implemented to have the discounts resulting from deviations from the established limits credited to users within a term of 60 days as from the end of the six-month control period. As for the amounts of the definitive penalties, the ENRE’s decision concerning the information submitted for each six-month period is required. In accordance with the provisions of Sub-Appendix XVI to ENRE Resolution No. 63/17, the Company is required to submit, in a term of 60 calendar days, the calculation of global indicators, interruptions for which force majeure was alleged, the calculation of individual indicators, and will determine the related discounts, crediting the amounts thereof within 10 business days. In turn, the ENRE will examine the information submitted by the Company, and in the event that the crediting of such discounts were not verified, will impose a fine payable to the Argentine Government, equivalent to twice the value that should have been recorded. As of the date annual report, the Company has complied with the provisions of the aforementioned resolution in relation to the six-month period ended August 31, 2018.

Through Resolution No. 198/18, the ENRE established supplementary penalties of 300 or 600 KWh per consumer based on the Feeder Six-month Period Track Factor (Factor de Sendero Semestral del Alimentador - FSSA) and the Consumer Six-month Period Track Factor (Factor de Sendero Semestral del Usuario - FSSU) as from the fourth six-month period of the RTI’s five-year period, which commenced in September 2018. The penalties that may eventually be applied will have to be calculated and reported to the ENRE by Edenor in a term of 120 calendar days as from the end of the six-month control period and deposited in an escrow account.

Regulatory requirements in terms of both product quality and service quality have been implemented for the five-year period 2017-2021, as set forth in ENRE Resolution No 63/17. The most relevant changes relating to product quality consist of: (1) the unification of the levels of voltage including an admissible disruption gap of 5% for high voltage and 8% for medium and low voltage; (2) the update of the cost of energy supplied under bad conditions (“CESMC”), which will increase to reflect the registered voltage offset (the CESMC will be updated depending on the VAD increases that may occur); (3) the calculation of a factor to be applied over the CESMC to establish the discounts to be allocated to each affected user, with semi-annual increases in such five-year period; and (4) the determination of an increase mechanism for user compensation in the case of a continued event or incident.

In connection with the technical service quality, the most relevant changes pursuant to ENRE Resolution No. 63/17 consist of: (1) the update of the cost of energy not supplied in conditions (“CENS”) according to the user’s category, which simultaneously will be subject to any VAD increases that may occur; (2) the exclusion of penalties application in the event of electrical outages caused by severe climate events that affect between 100,000 and 400,000 users within 24 hours, provided that the service is reestablished within the terms pursuant to ENRE Resolution No. 63/17; (3) the incorporation of quality tracks that set expected values for the SAIDI and SAIFI indicators, which satisfaction will determine the application of factors to be applied over the CENS to establish discounts to be allocated to users. These factors are related to the duration of the electrical outage and increase in subsequent semi-annual periods of the five-year period; and, (4) the determination of adjustment rates differentiated by district/commune over the mentioned factors. In all cases, the evolution of these quality tracks drive the SAIDI/SAIFI indexes to the values defined as medium grade quality reference in the concession contract at the end of the five-year period.

Pursuant to our concession, the ENRE may fine us if one of our users suffers more than the maximum number of interruptions specified for its category (excluding interruptions of less than 3 minutes) or suffers interruptions for a longer period than as specified for its category. We pay these fines by granting credits to the affected users in their electricity bills within a 60-day period after the ending of the six-month control period. Fines are calculated at a rate per KWh that varies depending on the particular tariff or price schedule that is applicable to the user.

The following table sets forth the frequency and duration (SAIDI and SAIFI) of interruptions our service in the periods indicated

	Year ended December 31,
Per customers	2018	2017	2016
Average frequency of interruptions (times)	6.94	9.02	8.67
Average duration of interruption (hours)	22.65	27.55	25.84

In addition, to meet quality levels, we must comply with certain operational requirements related to the quality of our commercial services, safety in the public highways, data gathering and processing (including through reports that must be submitted to ENRE for supervision and control) and other contractual requirements related to our environmental management plan and the claims filed with ENRE by users which have been resolved after the established period.

Product quality

As of December 31, 2018,product quality regulations that established a quality track for the RTI’s five-year period (2017-2021) remain effective, and establish voltage deviation limits for Medium Voltage (“MV”) and Low Voltage (“LV”) supplies at a unified value of 8%, 5% exclusively for High Voltage (“HV”), and the cost of energy delivered in bad conditions at incremental values throughout the track for both voltage levels and disturbances.

Furthermore, pursuant to certain regulations, all measurements in points selected by the ENRE and in network disturbances that have shown deviations for which penalties had been imposed at the beginning of the RTI’s five-year period were remeasured within the maximum period of two years as from that date the RTI was completed.

Fines and Penalties

Under the terms of our concession, the ENRE may impose fines and penalties if we fail to comply with our obligations.

Fines relating to our failure to meet any of the quality and delivery standards described above are payable by granting credits or bonuses to our users to offset a portion of their electricity charges. Since 1996, we have operated a central information system that allows us to directly credit users who are affected by these quality or delivery deficiencies in the amount of the applicable fines.

Fines and penalties that are not directly related to services rendered to our users are owed to the ENRE, including fines imposed on us by the ENRE for any network installations found to create a safety or security hazard in a public space, such as streets and sidewalks. In addition, the ENRE may fine us for furnishing it inconsistent required technical information. Fines paid to the ENRE are deposited in the Third-Party Reserve Fund of the ENRE (Reserva de Fondos de Terceros del ENRE) in an account held with Banco Nación. Payments accumulate in the account until the amount deposited reaches Ps.5.6 million at which point, with the ENRE’s authorization, the amount is proportionally distributed among our users.

The following table shows the adjustments to Edenor’s standalone accruals for ENRE fines and penalties, including current fines and penalties and adjustments to past fines due to increases in our tariffs pursuant to the Adjustment Agreement, for the periods specified:

	Year ended December 31,
	(in millions of Pesos)
	2018	2017	2016
Accruals at beginning of year	6,163.2	6,511.2	2,646.0
ENRE Fines and Penalties	3,681.2	1,169.3	5,046.1
Quality of Technical Service	1,506.1	356.2	2,815.7
Quality of Technical Product	222.6	(0.8)	756.1
Quality of Commercial Service	958.0	178.5	81.9
Public Safety	630.9	361.7	1,114.5
Transport Technical Function	(1.5)	2.7	0.2
Reporting Violations	142.8	228.3	201.1
Non-compliance with the investment plan	138.7	-	-
Others	83.6	42.7	76.6
Payments of the year	(524.5)	(161.6)	(178.7)
Quality of Technical Service	(401.2)	(107.0)	(166.2)
Quality of Technical Product	(13.9)	(6.4)	-
Quality of Commercial Service	(32.1)	(48.2)	(12.5)
Public Safety	(77.3)	-	-
Result from exposure to inflation for the year	(2,386.9)	(1,355.7)	(1,002.2)
Accruals at year-end	6,933.0	6,163.2	6,511.2

Note: The facts or events that generated the amounts charged in each period may have occurred in prior periods and not necessarily in the period in which the charge is made.

Our fines and penalties imposed on us by the ENRE amounted to Ps.3,116.5 million and Ps.856.7 million as of December 31, 2018 and 2017, respectively.

As of December 31, 2018, total accrued fines and penalties imposed on us amounted to Ps.6,933.0 million, of which Ps.4,311.4 million (including accrued interest) corresponded to penalties accrued but not yet imposed on us and Ps.2,621.6 million (including accrued interest) correspond to penalties imposed on us but not yet paid.

Additionally, pursuant to Note No. 125,248 dated March 29, 2017, the ENRE set the new penalty determination and adjustment mechanisms in relation to the control procedures, the service quality assessment methodologies, and the penalty system applicable as from February 1, 2017 for the 2017 – 2021 period established by ENRE Resolution No. 63/17, providing for the following:

i)       Penalty values shall be determined on the basis of the KWh value, the average electricity rate, the cost of energy not supplied or other economic parameter at the value in effect at the first day of the control period or the value effective on the date of the penalizable event for penalties arising from specific events.

ii)     For all penalizable events that occurred during the transition period (the period between the signing of the Adjustment Agreement and the effective date of the RTI) for which a penalty has not been imposed, penalties shall be adjusted by the CPI used by the Central Bank to produce the multilateral real exchange rate index (“ITCRM”) for the month prior to the end of the control period or for the month prior to the date of occurrence of the penalizable event for penalties arising from specific events, until the date on which the penalty is imposed. This mechanism is also applicable to the events penalized after April 15, 2016 (ENRE Note No. 120,151) and until the effective date of the RTI. This adjustment will be part of the penalty’s principal amount.

iii)   Unpaid penalties will accrue interest at the Banco Nación lending rate for thirty-day discount transactions from the date of the resolution to the date of actual payment, as interest on late payment. In the case of penalties relating to customer service, the calculated amount shall be increased by 50%.

iv)    Penalties imposed after February 1, 2017 will be valued at the KWh value or the cost of energy not supplied on the first day of the control period or on the day on which the penalty is imposed for penalties arising from specific events. Those penalties will not be adjusted by the CPI, applying the interest on late payment. Moreover, an additional fine equivalent to twice the amount of the penalty will be determined if payment is not made in a timely manner and proper form.

Pursuant to ENRE regulations, many of the penalties imposed in KWh must be valued at the date the penalizable event occurred; the effects of these modifications have been quantified by the Company and recognized as of December 31, 2018.

In accordance with the provisions of Sub-Appendix XVI to ENRE Resolution No. 63/17, the Company is required to submit, within a term of 60 calendar days, the calculation of global indicators, interruptions for which force majeure was alleged, the calculation of individual indicators and will determine the related discounts, crediting the amounts thereof within ten business days. In turn, the ENRE will examine the information submitted by the Company, and in the event that the crediting of such discounts was not verified, will impose a fine, payable to the Argentine Government, for an amount equivalent to twice the value of the original amount that should have been recorded. As of the date of this annual report, the Company has complied with the provisions of ENRE Resolution No. 63/17 in relation to the six-month period ended August 31, 2018 and we are preparing the information in relation to the six-month period ended February 28, 2019, which we will be presented before its expiration date.

               Furthermore, through certain resolutions concerning penalties relating to the quality of the commercial and technical service, the ENRE has provided for the application of increases and adjustments, applying for such purpose a criterion different from the one applied by the Company. In this regard, the ENRE implemented an automatic penalty mechanism so that the discounts on account of deviations from the established limits may be credited to users within a term of 60 days as from the end of the six-month control period.

In fiscal year 2018, the ENRE regulated and/or issued several new penalty procedures, including:

✓  ENRE Resolution No. 118/18: Regulating the compensation for extraordinary service provision interruptions.

✓  ENRE Resolution No. 170/18: Regulating the penalty system for deviations from the investment plan, a procedure whereby real investments are compared to the annual investment plan submitted by the Company, and the investment plan carried out for the 5-year rate period is assessed against the Five-year period plan proposed in the RTI.

✓  ENRE Resolution No. 198/18: New supplementary penalty system of technical service quality, which penalizes deviations from quality parameters at the feeder level.

✓  ENRE Resolution No. 91/18: Through the filing of charges against Edenor, the ENRE informs Edenor about the penalty system to be applied for failure to comply with meter-reading and billing time periods.

Disruptions

Due to the disruption in the provision of service in our concession area resulting from a power outage during a heat-wave that occurred between December 20 and December 31, 2010, the ENRE issued Resolution No. 32/11 in February 2011 pursuant to which we were fined for Ps.1.1 million in nominal currency, equivalent to Ps.5.9 million in current currency and ordered to compensate users who had been affected by power cuts for approximately Ps.21.2 million in nominal currency, equivalent to Ps.113.3 in current currency. We filed a direct appeal with the Appellate Court in Contentious and Administrative Federal Matters No. 1, requesting that such resolution be declared null and void.

Additionally, we filed a petition for the granting of injunctive relief aimed at suspending the application of the fine imposed until a decision on the direct appeal is rendered. On April 28, 2011, the court denied the request for injunctive relief. As a result, we filed a federal extraordinary appeal (“Recurso Extraordinario Federal”) which was subsequently rejected. We then filed another appeal (“Recurso de queja por apelación denegada”) with the Supreme Court requesting that the rejected extraordinary federal appeal be sustained. During 2014, the Appellate Court in Contentious and Administrative Federal Matters No. 1, denied the direct appeal requesting such resolution be declared null and granted the extraordinary appeal on the grounds that the matter corresponded to the scope and interpretations of a federal rule but not as to the arbitrariness of the judgment claimed by Edenor. Consequently, we then filed an appeal (“Recurso de queja por apelación denegada”) requesting that both appeals be considered jointly. As of December 31, 2018, due to ENRE Resolution No. 32/11 Edenor registered a provision of Ps.66.4 million in its financial statements. Given that framework of the “Agreement” with the ENRE is no longer in effect, the procedure is “suspended” and the Company cannot estimate the date on which the litigation will end.

On November 15, 2012, the Company was notified of ENRE Resolution No. 336/12, pursuant to which the Area of Application and Administration of Standards in charge of enforcing the ENRE’s regulations  was instructed to immediately initiate a sanction proceeding whereby the distribution companies Edenor and Edesur S.A. (“Edesur’’) were required to: (a) determine the users affected by the power cuts which occurred as a consequence of failures between October 29 and November 14, 2012; (b) determine the discounts to be recognized for each of the affected users; and (c) credit such discounts towards the final discounts that would result from the evaluation of the technical service quality relating to the six-month control period. As of December 31, 2018, pursuant to Resolution No. 336/12 of the ENRE, the Company registered a provision of Ps.44.1 million in its financial statements.

Consequently, we then filed an appeal (“Recurso de queja por apelación denegada”) requesting that both appeals be considered jointly. As of December 31, 2018, due to ENRE Resolution No. 32/11 Edenor registered a provision of Ps.66.4 million in its financial statements. Given that framework of the agreement with the ENRE is no longer in effect, the procedure is “suspended” and the Company cannot estimate the date on which the litigation will end.

Foreclosure on the Pledge of Our Class A common shares or Revocation of Our Concession

Pursuant to the terms of the Adjustment Agreement, the Argentine Government may foreclose on the pledge of Edenor Class A common shares and sell them in a public bidding process if any of the following events occurs:

•      Edenor incurs penalties in excess of 20% of our gross energy sales, net of taxes (which corresponds to our energy sales) in any given year;

•      Pampa, fails to obtain the ENRE’s approval in connection with the disposition of our Class A common shares;

•      material and repeated breaches of the Concession are not remedied upon request by the ENRE;

•      Pampa creates any lien or encumbrance on our Class A common shares (other than the existing pledge in favor of the Argentine Government);

•      Pampa or Edenor obstruct the sale of the Class A common shares at the end of any management period according to the terms of the Concession;

•      our shareholders amend our articles of incorporation or voting rights in a way that modifies the voting rights of the Class A common shares without the ENRE’s prior approval; or

•      our shareholders or former shareholders fail to desist from any ICSID claim brought against the Argentine Government following the completion of the RTI process and the approval of a new tariff regime.

On February 1, 2017, the ENRE issued Resolution No. 63/17 establishing the new tariff scheme which resulted from the completion of the RTI process, applicable to the following five-year period. Pursuant to the provisions of the Adjustment Agreement, EASA and EDFI withdrew their ICSID claim, and on March 28, 2017, the ICSID recognized the discontinuance of the procedure. See “Item 7. Major Shareholders and Related Party Transactions”.

Upon the occurrence of any of these events, the Argentine Government will have the right to foreclose on the pledge of our Class A common shares and exercise the voting rights of the Class A common shares until the transfer of such shares to a new purchaser occurs, at which time Pampa will receive the proceeds of such transfer, net of a specified penalty payable to the Argentine Government.

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

Periodic bidding for control of Edenor

Before the end of each management period under our concession, the ENRE will arrange for an international public bidding procedure to be conducted for the sale of 51% of our capital stock and voting rights in similar conditions to those under which Pampa acquired its stake. Pampa (or its successor) will be entitled to participate in the bid. The person or group offering the highest price will acquire the stock and will pay the offered price to Pampa. If Pampa is the highest bidder or if Pampa’s bid equals the highest bid, it will retain 51% of our stock, but no funds will need to be paid to the Argentine Government and Pampa will have no further obligation with respect to its bid. There is no restriction as to the amount Pampa may bid. In the event Pampa fails to submit a bid or its bid is lower than the highest bid, the Class A common shares will be transferred to the highest bidder and the price paid by the purchaser (except for any amounts owed to the Argentine Government) will be delivered to Pampa. See “Item 7. Major Shareholders and Related Party Transactions—Parent Company Merger Process.”

The first management period was set to expire on August 31, 2007. We presented a request for a five-year extension of the initial management period in May 2007 and on July 5, 2007, the ENRE, pursuant to the Resolution No. 467/07 of the ENRE, agreed to extend the initial management period for an additional five years from the date that the new tariff structure was adopted under the RTI. The remaining 10-year periods will run from the expiration of the extension of the initial management period. The first management period is estimated to end on March 1, 2022.

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

Edenor Network

As of December 31, 2018, the system through which the Company supplies electricity comprises 79 HV/HV, HV/HV/MV and HV/MV transformer substations, which represents 17,783 MVA of installed power and 1,527 kilometers of 220 kV, 132 kV and 27.5 kV high-voltage networks. The MV/LV and MV/MV distribution system comprises 18,024 MV/LV transformers, which represents 8,404 MVA of installed power, 11,054 kilometers of 33 and 13.2 kV medium-voltage lines, and 27,118 kilometers of 380/220 V low-voltage lines.

The table below shows the most significant data related to the transmission and distribution system for the last five years:

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

The Company distributes energy from the high/medium voltage substations through the primary 13.2kV and 33kV system to a secondary 380/220 V low-voltage system, distributing the electricity to final users with varied voltage levels depending on their requirements. In exceptional cases, certain users are supplied with power at higher voltages.

The following main works were performed in 2018:

Transmission structure:

Our transmission network’s structure comprises high voltage (HV: 500, 220 and 132 kV) lines and/or cables that link non-radial operation substations, the interconnection points and the generation. The main development criterion of this network is its adaptability in order to meet the planned demand according to its geographical distribution, considering the various possible generation scenarios and the eventual unavailability of facilities comprising the network. The Company’s HV transmission network takes power mainly from the SADI through the Rodríguez Substation, Ezeiza Substation, Puerto Nuevo and Nuevo Puerto thermal power plants, and Costanera Substation; additionally, it exchanges power with other companies at transmission and distribution level.

In 2018, to improve service quality and meet the growth in demand, the following significant works were carried out in the HV network, among others:

•

Putting into service the expanded 220/132 kV Ezeiza Substation with a 300 MVA transformer and two new 132 kV cable output fields, and two new 132 kV electrical transmission lines that link this substation with the El Pino Substation.

•	Putting into service a new 132 kV electrical transmission line that links the Casanova and the San Justo Substations.
•

Replacement of a 5 km-long section of the 132 kV three-phase oil-paper cable with the 132 kV XLPE-type dry cable from the electrical transmission lines that link the Puerto Nuevo, Melo and Colegiales Substations.

•	Continuation of expansion works of the 500/220 kV Rodríguez Substation to increase its capacity by 800 MVA. The expanded substation is expected to be put into service in 2019.
•

Continuation of works on the new 220 kV electrical transmission line that will link Malaver and Edison Substations and of the latter’s expansion through the installation of a 220/132 kV - 300 MVA transformer.

•	Commencement of works to link the José C. Paz Substation with the Morón – Matheu Substations’ 132 kV electrical transmission lines.
•	Commencement of works on two new 132 kV electrical transmission lines that will link the Malaver and the Munro Substations, replacing a 17 km-long section of a three-phase oil-paper cable.

Subtransmission Structure

Our substransmission network is the link between HV (HV/HV) head substations and the substations where voltage is transformed from high to medium (HV/MV), adopting generally the 132 kV voltage level. The overhead network (double radial deviation or double loop deviation) and the underground network (in “simple circuit” loops or double loop deviation) are considered as the basic structure of the subtransmission network.

In 2018, some of the main works performed were:

•	Completion of the new Aguas and Pantanosa Substations.
•	Completion of the renovation and expansion works of the 132/13.2 kV 3 x 40 MVA Urquiza Substation.
•	Expansion of the 132/13.2 kV Benavidez Substation, replacing a 40 MVA transformer for a 80 MVA transformer.
•	Replacement of transformers in the Victoria, Colegiales, El Pino, Malaver and La Matanza Substations.
•	Continuation of works on the new Jose C. Paz and Aeroclub Substations.
•	Commencement of works on the new Ara San Juan and Libertad Substations and on the 33/13.2 kV Dique Luján and El Cruce Step-down Centers.
•	Acquisition of land to build the future Martínez, Garín and Trujui Substations. Additionally, a plot of land to build the future Oro Verde Substation was assigned to the

Company by the National office in charge of the development, planning and conservation or routes (Vialidad Nacional).

Distribution Structure:

The distribution network comprises all the equipment, medium voltage (13.2 and 33 kV) lines and cables that link subtransmission substations with medium and medium/low-voltage transformer centers. The network’s basic structure consists of open normal operation feeders forming rings with other feeders of another busbar of the same substation or with neighboring substations.

In 2018, the following works were performed, among others:

•      Installation of 51 feeders in new and existing substations.

•      Installation of 513 new medium/low-voltage transformer centers and 507 power increases, which resulted in a net increase of installed power of 403 MVA.

Network improvement

The improvements made to the networks in 2019 comprised all voltage levels. The most significant improvements are:

•      High-voltage network: replacement of 132 kV and 220 kV disconnectors. Replacement of 132 and 220 kV line protection switchboards.

•      Medium-voltage network: replacement of circuit breakers in substations and installation of internal arc protections in switchboards. Putting into service a new switchboard in Migueletes substation and continuation of assembly works for a new switchboard in the Del Viso substation. Significant replacement of old technology in the underground network, change of medium and low-voltage transformers, and change of equipment in transformer centers.

•      Low-voltage network: replacement of the underground and overhead network. Reinforcement of the network with product quality problems.

Information Technology and Telecommunications

The Company operates in a dynamic industry with many business challenges. To meet these challenges, the Company has continued to make progress through the strategic transformation of its Information Technology and Telecommunications function.

This function, in addition to leveraging the efficiency of the business’ processes, also aims to boost the deployment of the Company’s digital vision, which Edenor is currently developing, accompanied by Boston Consulting Group (BCG).

Faced with the challenges posed by the changes associated with the dynamic industry, the technological development and the digital transformation process, and the Information Technology and Telecommunications function’s strategic role, an in-depth review of the function’s operation model was conducted and a multi-year plan, which began implementation in 2019, was prepared with the consulting firm Bain & Company. The focus of the plan is the restructuring of the organization and its main processes; the incorporation and dissemination of new practices and working methodologies such as methods that increase agility; the incorporation and/or development of new digital capabilities/skills in the team; and moving towards a technological design that is sufficiently developed and flexible to address the Company’s current and future challenges.

Digital design, innovation and processes

The Company launched the design solution function with the aim of designing and implementing models that not only accelerate implementation times of technological solutions but also increase the system’s availability and sustainability.

In this regard, the Company began to implement the new Red Hat Fuse distributed integration platform, which is projected to  enable improvements to the performance of the Company’s key processes, achieve a more flexible and secure integration with external agents, and lay the foundations for responding to the challenge posed to integration by the constant evolution of applications and the increasing frequency with which they are developed.

Additionally, the potential of blockchain technology began to be explored, identifying various potential uses capable of contributing value to the Company, with the aim to continue development in 2019 so that the technology delivers more value.

Furthermore, the first approaches to incubators and startups were made with an aim to establish a line of communication with the innovation ecosystem, which will contribute to having a map of solutions potentially integrable to the Company’s business.

Moreover, the process transformation function, a key role for building the digital vision, began to be developed. Such function will seek to develop and promote the business process management (BPM) practice in order to optimize business processes and promote their transverse management, using methodologies such as Lean and Six Sigma, among others, and technological tools, such as process mining and robotic process automation (RPA).

With the aim of ensuring that the quality requirements of applications are met, the quality of solutions practice was expanded. Methodologies, processes and tools were incorporated, facilitating the performance of tests and detecting failures at an early stage to reduce to a minimum the number of defects in delivered products. Additionally, software testing tasks and repetitive production tasks were automated, saving more than 20,000 hours of manual work.

In 2017, the Visión 360 program was launched consisting of a series of projects that incorporate new user relationship technologies that aim to have a unique vision of the user, regardless of the channel of contact, under the omnichannel concept. Consistent with such projects, a project was launched to technologically upgrade the Oracle CC&B billing and commercial management platform. At the same time, in order to minimize waiting times, automatic take-a-turn ticket dispensers were installed in our commercial offices. As part of the Visión 360 program, the Company continued developing projects under an omnichannel strategy of a single view with multiple contact channels.

To improve user experience, the new Avaya omnichannel platform contact center was deployed in 2018. This technology enables the integration of all communication channels with a complete view of our user.

During 2018, a complete technological upgrade of the Oracle CC&B commercial and billing platform was carried out, which contributed to the optimization of customer response times, the reduction of staff manual tasks and the improvement of interaction with external entities. This new platform, which includes a meter data management module, is projected to properly address the management of smart meters in the near future.

Technical and operating processes

To improve the quality of its technical service, in 2018, certain functionalities of the Company’s system were extended and optimized to improve both the management of interruptions and the life cycle of distribution transformers.

Additionally, in 2018, new functionalities were implemented in the ArcGis geographical information platform, extending the geo-visualization capabilities of the operation. In 2019, the platform’s potential will continue to be developed with the incorporation of management functionalities.

Support processes

During 2018, to improve the efficiency of the Company’s support processes, different market-leading technologies were incorporated.

In 2018, one of the efficiency improvement initiatives consisted of the digitalization of the interaction process with suppliers through the implementation of SAP Ariba, which enables suppliers to register and enter their information themselves. It is expected that other functionalities of this module will be incorporated for the improvement of this process.

Additionally, in 2018, the SAP Warehouse Management was reinforced to optimize the traceability of supplies to improve planning of operational work.

In 2018, new technological components that promote interaction and collaboration of the work force were implemented and includ the installation of self-management devices in the Company’s different operating areas as well as the implementation of an enterprise social network (SAP Jam) that facilitates collaboration at all levels and across all areas of the CompanyData management

Data management continued to be strengthened through the development of analytical tools and practices to obtain important information, with a view to the deployment of information models that allow for self-management and promote the development of analytical skills in business areas.

The implementation of the data map and governance model continued, deepening the understanding of the relationships and the systems where they are located, in addition to their life cycle’s responsibilities.

In this regard, progress was made with the analysis and selection of a master data management (MDM) platform that will enable the setting of responsibilities for the updating of master data and the establishment of quality metrics and criteria, to ensure the reliability of information.

Additionally, in the analytical field, a use discovery methodology was employed, which promoted the cross-business vision through the data. One of the cases developed was related to the analysis of the impact works have on the quality of the service, with an aim to correlate different variables to detect scenario analysis.

Another use was related to the development of a predictive model, which, based on a combination of predictor data, artificial intelligence and machine learning, enables increased accuracy of energy fraud detection and loss appropriation.

Cybersecurity

Following the guidelines defined in 2017 related to the multi-year cybersecurity plan in critical infrastructure, in 2018 the implementation of cybersecurity-related projects escalated, achieving a network segmentation design that is aligned with best market practices (ISA-99).

Additionally, the Company interacted with different domestic and international companies and civil and governmental institutions related to the electric power market, presenting its experiences in addressing these issues and learning from the experiences of other Latin-American countries. These interactions led the Company to promote the development of a common cybersecurity regulatory framework for electric power generation, transmission and distribution companies. Such initiative is currently being promoted in conjunction with other companies and institutions of the electricity sector.

Furthermore, with the aim of improving the level of compliance with SOX requirements, we have implemented a new tool that enables us to assign approval management and privileges through pre-designed workflows.

Infrastructure

To prepare for the development of a future smart grid, in 2018 the Company increased both the capacity and the extension of its optical fiber network, reaching a total of nearly 1,300 Km in service. This initiative impacted the communication of substations, buildings and commercial offices, enhancing the performance of the network as a whole.

To increase productivity, development began of advanced monitoring practices incorporating Splunk and Knoa technologies in the first stage. By monitoring the infrastructure and the activity of the 1,500 users that perform works on the street and a significant number of desk users, we project to increase the availability of applications, optimize performance and proactively detect future failures and improvement opportunities.

With the aim to keeping the processing technologies that support our applications updated and to achieving a faster response to changes and better performance, the consolidation of critical applications to a new private cloud architecture and the migration of the Company’s remaining applications to a public cloud began.

               Users

The following graph shows the evolution of our user base over the last five years:

As of December 31, 2018, Edenor served 3,040,339 users. We define a “user” as one meter.

Edenor Tariff Categories

Edenor classifies its users pursuant to the following tariff categories:

•      Residential (T1-R1 to T1-R9): residential users whose peak capacity demand is less than 10kW. In 2018, this category accounted for approximately 42.3% of our electricity sales.

•      Small commercial (T1-G1 to T1-G3): commercial users whose peak capacity demand is less than 10kW. In 2018, this category accounted for approximately 8.5% of our electricity sales.

•      Medium commercial (T2): commercial users whose peak capacity demand is equal to or greater than 10kW but less than 50kW. In 2018, this category accounted for approximately 7.9% of our electricity sales.

•

Industrial (T3): industrial users whose peak capacity demand is equal to or greater than 50kW. This category is applied to high-demand users according to the voltage at which each user is connected. The voltage ranges included in this category are the following: (i) Low Voltage (LV): voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV. In 2018, this category accounted for approximately 17.2% of our electricity sales. This category does not include users who purchase their electricity directly through the WEM under the wheeling system.

•

 Wheeling System: large users who purchase their electricity directly from generation or broker companies through the WEM. These tariffs follow the same structure as those applied under the Industrial category described above. As of December 31, 2018, the total number of such large users was 699, and this category represented approximately 26.1% of our electricity sales.

•

Others: public lighting (T1-PL) and shantytown users whose peak capacity demand is less than 10kW. In 2018, this category accounted for approximately 6% of our electricity sales. See “Framework Agreement (Shantytowns)”.

We aim to maintain an accurate categorization of our users to charge the appropriate tariff to each user. In particular, we focus on our residential tariff categorizations to both minimize the number of commercial and industrial users who are classified as residential users and identify residential users whose peak capacity demand exceeds 10 kW and therefore do not qualify as residential users.

We rely on the following measures to detect incorrectly categorized users:

•      reporting carried out by our employees tasked with reading meter information to identify observed commercial activities which are being performed by residential users,

•      conducting internet surveys to identify advertisements for commercial services (such as medical or other professional services) that are linked to a residential user’s address, and

•      analyzing user demand to determine whether we should further evaluate the peak capacity demand of a given user whose use might exceed 10kW.

Reading, Billing and Collecting

The Company bills its users based on their tariff categories. Residential users and small business users are billed a fixed monthly charge and a variable charge based on each unit of energy consumed. The savings in energy consumption obtained by users are calculated by comparing the current consumption with the consumption of the registered user during the same period in 2015.

On January 29, 2016, pursuant to Resolution No. 1/16, the ENRE established a monthly billing scheme providing for bimonthly consumption reading. On February 1, 2017, the ENRE issued Resolution No. 63/17, which established a new tariff scheme that maintains the billing methodology of Resolution No. 1/16.

In 2017, the implementation of the remote meter reading system for the tariff 3 (high demand) and tariff 2 (medium demand) user segments gradually began.

As part of the measures aimed at the restructuring of the electricity sector after the RTI became effective, a system was implemented for the monthly billing of the consumption measured every two months, dividing for such purpose the bimonthly consumption into two similar monthly periods with a view to providing T1 (small demand) users with more timely information regarding their consumption and facilitating payment.

Additionally, to measure the amount of actual readings for which service is billed, limits of estimated readings have been established in order to maximize user billing on actual readings. The Concession Agreement initially stipulated that the maximum limit of estimates was 8% of the total bills issued. As from the effective date of the RTI, a maximum of 2% of estimated bills over the total number of bills issued for each electricity rate category has been set as a global indicator. The Company complied with this indicator and improved it to an average of less than 1% in 2017.

With more than 17 million annual readings, our meter reading process has an effectiveness percentage in which 98.26 % of the meter readings are billed in first instance, which subsequently directly impacts the quality of the billing: less than 0.09 % of the readings have given rise to a complaint and approximately 1 in 11,128 readings has an error that must be corrected in the billing process.

As a result of our meter reading and billing processes, other commercial processes have become more regularized; bill distribution tasks have become more organized, due dates and cash flows have become more predictable. Technological adaptations, such as remote meter readings, the changes to meter reading procedures, and the opening of new contact channels to coordinate meter readings have contributed to an improvement in the number of the meter readings that could not be billed in first instance, avoiding estimated consumption.

In 2018, estimated consumption cases accounted for only 0.46% of total consumption billed.

Our residential and small commercial users are divided into subcategories based on their consumption, as follows:

Residential (Tariff 1-R or T1-R):

•      Tariff 1-R1: monthly energy consumption less than or equal to 300 KWh;

•      Tariff 1-R2: monthly energy consumption greater than 301 KWh and less than or equal to 650 KWh;

•      Tariff 1-R3: monthly energy consumption greater than 651 KWh and less than or equal to 800 KWh;

•      Tariff 1-R4: monthly energy consumption greater than 801 KWh and less than or equal to 900 KWh;

•      Tariff 1-R5: monthly energy consumption greater than 901 KWh and less than or equal to 1000 KWh;

•      Tariff 1-R6: monthly energy consumption greater than 1001 KWh and less than or equal to 1200 KWh;

•      Tariff 1-R7: monthly energy consumption greater than 1201 KWh and less than or equal to 1400 KWh;

•      Tariff 1-R8: monthly energy consumption greater than 1401 KWh and less than or equal to 2800 KWh; and

•      Tariff 1-R9: monthly energy consumption greater than 2800 KWh.

Social Tariff

The social tariff applies to the same subcategories of residential rates, for which there is no variable charge for the first 150 KWh of monthly consumption until November 2017. Since December 2017, mechanisms for discounts based on consumption (150 KWh/month at the price) of Stabilized Energy Price (“PEE”) energy, and the second 150 KWh/month at 50% of the PEE) and are differentiated according to whether they generate savings over the same period of 2015, provided for in Resolution of the ENRE No. 603/17. However, since the beginning of 2019, bonuses for savings have been eliminated.

To qualify for the social tariff, users must comply with one of the following characteristics:

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

•      persons with a disability certificate issued by a competent authority; and

•      persons suffering or living with another person suffering from an illness whose treatment involves electrodependence (in this case, the variable charge for the first 600 KWh monthly consumption is free).

Small commercial (Tariff 1-G):

•      Tariff 1-G1: bimonthly energy demand less than or equal to 1600 KWh;

•      Tariff 1-G2: bimonthly energy demand greater than 1600 KWh but less than or equal to 4000 KWh; and

•      Tariff 1-G3: bimonthly energy demand greater than 4000 KWh.

Medium Commercial (Tariff 2):

Medium commercial users (demand greater than 10 kW but less than 50 kW - Tariff T2) are billed on a monthly basis, as follows: (1) a fixed charge per invoiced issued; (2) a fixed charge per each “scope of supply” of kW capacity agreed; (3) a fixed charge based on a maximum kW capacity (applicable to the maximum capacity registered during the billing period); (4) a variable charge based on each unit of energy consumed, without hour discrimination; and, (5) if applicable, a cos phi surcharge.

Industrial (Tariff 3):

Industrial users (demand equal or greater than 50 kW - Tariff T3) are billed on a monthly basis, as follows: (1) a fixed charge per invoice issued; (2) a fixed charge per each “scope of supply” of kW capacity agreed for low, medium or high voltage, with or without electricity consumption; (3) a fixed charge based on a maximum kW capacity registered, in low, medium or high voltage, applicable to the maximum capacity registered during the billing period; (4) a charge resulting from the electricity supplied in the voltage corresponding to the provision, in accordance with the consumption registered in each of the tariff timetables: “peak”, “night-time” and “remaining hours”; (5) if the supply is carried out in continuous current, a surcharge equivalent to a percentage of the price of the rectified electricity; and (6), if it is applicable, a cos phi surcharge.

Public Lighting (AP):

Public lighting users are billed a monthly variable energy charge based on each unit of energy consumed.

The table below shows the number of Edenor users per tariff category as of December 31, for the years 2018, 2017 and 2016, respectively:

	As of December 31,
	2018	2017	2016
T1R	2,677,693	2,580,003	2,497,386
T1G	322,479	328,715	327,198
T2	31,993	33,426	34,662
T3	6,876	6,874	6,856
Wheeling system	679	706	714
Other*	619	605	434
Total	3,040,339	2,950,329	2,867,250
* Represents public lighting and shantytown users.

All of the meters are read with portable meter‑reading terminals, either with manual access or optical reading (in the case of electronic meters for T2, T3 and certain T1users). The systems validate the readings, and any inconsistent reading is checked and/or corrected before billing. Estimates of user usage were significantly reduced as a result of this new billing system. Once the invoices are printed, independent contractors in each operating area, that are subject to strict controls, distribute them.

Slow-Paying Accounts and Past Due Receivables

Pursuant to the Concession Agreement, certain procedures were established to reduce delinquency and enable collection, overseen with strict observance by the Commercial Department.

Municipal accounts make up a significant number of our arrear’s accounts. The methods of collection on such arrears vary for each municipality. One method of collection is to withhold from the municipalities certain taxes collected from the public by us on behalf of the municipalities and using such taxes to offset any past due amounts owed to us by such municipalities. Another method of collection is to enter into refinancing agreements with the municipalities. Such methods significantly reduce the number of arrears accounts.

Our past due receivables increased from Ps.1,536.4 million as of December 31, 2017 to Ps.1,971.1 million as of December 31, 2018 in nominal currency. This increase was mainly due to the tariff increase established by ENRE Resolution No. 63/17. The tariff increase directly affected the amounts owed by users with debtor behavior, as their unpaid charges are calculated based on the tariff in force as of the date of the infringement. Likewise, past due receivables could be measured as an equivalent of billing days, and taking into consideration this measure, an increase from 11.36 to 11.64 days is observed.

Throughout 2018, several actions were performed to reduce the past due receivables, including:

•        suspension of the electricity supply service to users with significant outstanding balances;

•        special notices prompting payment;

•        personalized calls to negotiate and prompt payment;

•        management and follow-up plans;

•        more flexible payment plans; and

•        management of inactive accounts.

The following graph shows Edenor´s delinquent balances as of December 31, of each year:

We also supply energy to low-income areas pursuant to the framework agreement with the Argentine Government and the Province of Buenos Aires, for which certain payments are still owed to us. See “Framework Agreement (Shantytowns).”

               Energy Losses

Energy losses are equivalent to the difference between energy purchased and energy sold, and may be classified as technical and non-technical losses. Technical losses represent the energy that is lost during transmission and network distribution as a consequence of natural heating of the transformers and conductors that transmit the electricity from the generating plants to the users. The non-technical energy losses represent the remainder of our energy losses mainly due to the illegal use of its services and administrative and technical errors.

Energy losses require us to purchase additional energy to satisfy apparent demand, thereby increasing costs. Furthermore, illegally tied-in users typically consume more electricity than the average level of consumption for their category. We are unable to recover from users the cost of electricity purchased beyond the average loss factor set at 10% pursuant to our concession. Therefore, the reduction of energy losses reduces the amount of energy we have to purchase to satisfy apparent demand but cannot invoice, and increases the amount of electricity actually sold.

At the time of the privatization of the electricity sector in 1992, our total energy losses were approximately 26.54%. At that time, our non-technical losses were estimated at 17%, of the energy purchased; with over half of that amount due to fraud and illegal use of our service. In response to the high level of losses, we implemented a loss reduction plan in 1992, which emphasized accurate measurement of energy consumption through periodic inspections, reduction of administrative errors, regularization of shantytowns, reduction of illegal direct connections, provision of services to shantytowns and reduction of technical losses. However, from time to time, the Company has experienced an increase in non-technical losses as economic crises have impaired the ability of its users to pay their bills, and an increase in technical losses relative to the increase in the volume of energy that the Company supplied during such periods.

Our goal is to maintain our energy losses at an optimal level, while also considering the cost of reducing such losses and the level at which we are reimbursed for the cost of these losses under our concession. Our procedures for maintaining an optimal level of losses are focused on improving collections to ensure that users pay for all the energy that they consume and making investments in our network to control technical losses. To reduce the theft of electricity we have implemented vigilance and special technologies, such as networks that cannot be reached using normal ladders, shields close to the electricity posts, concentric cables, shielded meters and suspension of electricity service, among other remedies.

Moreover, we are testing other programs including teaching low-income users how to ration their consumption, providing them with the option of paying in installments and the installation of 48,560 integrated meters (MIDEs) in 2017, allowing the user to purchase fractional energy. In 2018, the plan aimed at normalizing clandestine consumers, inactive users and chronic delinquent users remained in force, substantially increasing the installation of MIDE energy integrated meters by 92,902 out of a total 142,728 meters.

In Regions II and III, new shantytowns were formed while existing shantytowns continued to grow. In 2018, the increase in total losses was mainly due to the theft of energy in these areas.

Additionally, in 2018 a new type of multiple concentric network (“MULCON”) was designed to leverage the MIDE meter’s functionalities increasing damage resistance. Due to positive results, it is being implemented in neighborhoods with high fraud rates.

The following table illustrates our estimates of the approximate breakdown between technical and non-technical energy losses experienced in our concession area for the periods indicated:

	Year ended December 31,
	2018	2017	2016	2015	2014
Technical losses	8.4%	8.8%	9.6%	11.1%	10.8%
Non technical losses	9.8%	8.3%	7.4%	3.8%	3.5%
Total losses	18.2%	17.1%	17.0%	14.9%	14.3%

Framework Agreement (Shantytowns)

On January 10, 1994, the Company, among Edesur S.A., the Argentine Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which the Company was to supply electricity to low-income areas and shantytowns (the “Framework Agreement”).

In accordance with the terms of our concession and given the nature of public service that the law grants for the distribution of electricity, the Company is required to supply electricity to all users within the concession area, including low-income areas and shantytowns located within our concession area. In October 2003, Edenor, Edesur and Edelap entered into a framework agreement with the Argentine Government and the Province of Buenos Aires (the “2003 Framework Agreement”) to regulate the supply of electricity to low-income areas and shantytowns. Under the 2003 Framework Agreement, the Company has the right to receive compensation for the services provided to shantytowns from funds collected from residents of each relevant shantytown, the Municipality in which it is located and, if there is a shortfall, by a special fund supported by the Argentine Government and the Government of the Province of Buenos Aires. The Argentine Government and the Province of Buenos Aires contribute an amount equal to 21% and 15.5% of such compensation, respectively, net of taxes, paid by those users with payment problems and meter irregularities, which are transferred to distributors such as Edenor as compensation. On June 23, 2008, Edenor entered into an amendment to the 2003 Framework Agreement (the “Amended 2003 Framework Agreement”) with the Argentine Government, the Province of Buenos Aires and the other national electric distributors extending the terms of the 2003 Framework Agreement. The Amended 2003 Framework Agreement expired on December 31, 2010.

On July 22, 2011, the Company, together with Edesur and Edelap, entered into an addendum (the “Addendum”) with the Argentine Government and the Government of the Province of Buenos Aires, to extend the Amended 2003 Framework Agreement for an additional term of four years (from January 1, 2011, to December 31, 2014). Such extension was approved on September 21, 2012 by Resolution No. 248/12 issued by the ENRE and ratified by the Ministry of Planning pursuant to Resolution No. 247/12. On December 31, 2014 the Amended 2003 Framework Agreement expired.

On August 3, 2017, the extension of the Framework Agreement until September 30, 2017 was signed, which represents the recognition of revenue relating to the distribution of electricity to low-income areas and shantytowns for the January 1, 2015 - September 30, 2017 period for an amount of Ps.497.2 million.

As of December 31, 2018, the Company and the Argentine Government were negotiating a new extension for the period elapsed from October 1, 2017 through December 31, 2018, and the payment of the electricity supplied during such period. Therefore, no revenue for this concept has been recognized.

Additionally, and as a result of the transfer of jurisdiction over the public service of electricity distribution from the Argentine Government to the Province of Buenos Aires and the City of Buenos Aires pursuant to Law No. 27,467, the Company will be required to undertake a review of the treatment to be given to low-income areas and shantytowns’ consumption of electricity as from January 1, 2019 with the new “Grantors” of the Concession, once the transfer has been completed. In this matter, the Government of the Province of Buenos Aires enacted the General Budget Law No. 15,078 which established that the Province shall pay the aforementioned expenses up to the amount paid in 2018 and any amount in excess shall be borne by the relevant Municipalities, such consumptions to be previously approved by the regulatory entities or local authorities having jurisdiction in each area.

               Insurance

As of December 31, 2018, we are insured for the property loss and damage, including damage due to floods, fires and acts of nature covering up to U.S.$1,603.9 million, with the following deductibles:

•  transformers, between U.S.$175,000 and U.S.$850,000 (depending on their power level);

•  equipment of sub-stations (not including transformers), U.S.$75,000.

•  commercial offices, U.S.$1,500 for each office;

•  deposits and other properties, U.S.$25,000; and

•  acts of terrorism, U.S.$50,000, being the maximum insured amount for this purpose, U.S.$10,000,000.

We are also insured against theft of safe-deposit boxes and cash/valuables-in-transit for a maximum amount of U.S.$150,000 and U.S.$5,000, respectively, with a deductible of U.S.$250.

In addition, we maintain the following insurances, subject to customary deductibles and the conditions established for each coverage:

•  Directors and Officers Liability;

•  General Liability;

•  Vehicles;

•  Mandatory life insurance for all our employees which is maintained in accordance with Argentine law; and

•  Optional life insurances for all our employees.

As of the date of this annual report, the Company is analyzing different coverage options offered by market participants for insurance related to cybersecurity events.

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

Environmental Management

In Argentina, the Argentine Government, the provincial Governments and the Government of the City of Buenos Aires are empowered to legislate on natural resources and environmental protection issues. The 1994 Constitution reaffirms this principle, assigning to the Argentine Government the establishment of broad environmental guidelines and to the provincial Governments and the Government of the City of Buenos Aires the duty to implement the necessary legislation to attain national environmental goals. The environmental policy for the electricity market was formulated by the former SE and implemented by the ENRE. Areas regulated by the ENRE include the tolerance level for electromagnetic fields, radio interference, voltage of contact and pass, liquid spills, disposal and handling of solid wastes, noise and vibration admissible levels and use, and the transport and storage of hazardous waste, including polychlorinated biphenyl (PCB), a viscous substance which was historically used to lubricate electrical transformers. The Argentine Environmental Law required that we eliminate the use of PCB in our transformers before January 1, 2011.

Over the course of 2009, we completed the removal of PCBs from all our transformers with contaminated coolant oils exceeding 50 ppm (parts per million), the limit established by National Law No. 25,670.

As part of our investment plan, we made important improvements to our network and implemented technological innovations which reduced the impact of these improvements on the environment. We are required to apply for licenses from the ENRE for all our business activities, which include certain requirements related to environmental protection. To the best of our knowledge, we are in compliance in all material respects with all applicable environmental standards, rules and regulations established by the ENRE, the former SE and other federal, provincial and municipal authorities. We have implemented environmental management programs to evaluate environmental impact and to take corrective actions when necessary. In addition, we have in place an environmental emergency plan designed to reduce potential adverse consequences should an environment contingency occur. Finally, as part of our environmental actions, we improved and deepened the program of rational uses of energy in our buildings and in our user equipment.

Regarding the addition of new installations and related construction works, all of the studies corresponding to the environmental impact evaluation required by law are being performed. These analyses are presented to local environmental authorities and submitted to consideration of the local communities in public audiences held as required by applicable regulations for the issuance of an environmental aptitude certificate.

On October 19, 1999, the Argentine Institute of Normalization (Instituto Argentino de Normalización) certified that we have an environmental management system that is in accordance with the requirements of the standards set by the International Standardization Organization (ISO) as specified in its release, ISO 14001/15, which relates specifically to environmental management systems. This certification is reaffirmed on an annual basis, most recently as of November 2018.

Section 22 of Law No. 25,675 requires all persons whose activities maintain an Environmental Complexity Level (ECL) that implies a risk of damage to the environment, such as any activity of the Company, to obtain environmental insurance for a certain minimum coverage

Seasonality

Demand for our services fluctuates on a seasonal basis. For a discussion of this seasonality of demand, see “Item 5. Operating and Financial Review and Prospects—Demand —Seasonality of Demand”.

New Brand and Institutional Image

In 2017, the Company launched its new brand and institutional image. The goal of this change is to reflect a modern company, with an emphasis on technology, innovation and user service quality, as well as portray the Company as a model public utility company, with a focus on two pillars: efficiency and proximity.

The new brand and institutional image continued during 2018 and was visible throughout the different levels of the Company’s operations, including the corporate buildings, our commercial offices, corporate vehicles, invoices, among others. The principal actions were:

•

Industrial safety: in November 2018, the Company successfully passed the annual audit conducted by the Argentine Institute for Standardization and Certification (“IRAM”) on the management of Industrial Safety, which allowed it to maintain the OHSAS 18001 certification it had obtained in 2005. In order to comply with these guidelines related to Occupational Health and Safety, the Company performed several activities, resulting in improved accident indicators from 2016 to 2018.

•

Public safety: in 2018 the Company successfully passed the annual audit conducted by the IRAM on the Public Safety System (PSS) according to ENRE Resolution No. 421/11, thus maintaining the related certification. Additionally, the Company successfully passed the audit conducted by the ENRE on the processing of public safety-related claims in accordance with the PSS.

•

Quality: the Company successfully passed the external maintenance audit of the Integrated Management System (IMS), which was conducted in November 2018. The certifying entity IRAM noted the implementation of the “Proximity” Program as a strength, due to the Company’s improved focus on both the external user and internal user. Furthermore, the development and implementation of the medical service’s proactive actions to improve its performance was also noted.

•

Environmental management: in 2018, the Provincial Agency for Sustainable Development of the Province of Buenos Aires granted Edenor the environmental clearance certificate, for certain works projects developed in such province.

•

Community actions: as the case for many years, Edenor continues to implement the “Solidarity campaigns” program, whose objective is to support the dissemination of the work performed by different health, environment protection, and education-related organizations, publishing for such purpose information about the campaigns on the Company’s website, www.edenor.com.

•

Sustainable energy: in March 2018, Edenor became the first company to acquire the first 100% electric vehicle that was sold in Argentina. In 2018, Edenor began to carry out distributed generation pilot tests in Tariff 2 users, that makes it possible to inject into the network the electricity generated through eight solar panels. These pilot tests allow Edenor to make the controls and gather the information necessary to continue with the process of network innovation and proximity and efficiency with the user, in the future, when the law on distributed generation can be applied.

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

In 1991, as part of the economic plan adopted by former President Carlos Menem, the Argentine Government undertook an extensive privatization program of all major state‑owned industries, including within the electricity generation, transmission and distribution sectors. In January 1992, the Argentine Congress adopted Law No. 24,065 (the “Regulatory Framework Law”), which established guidelines for the restructuring and privatization of the electricity sector. The Regulatory Framework Law, which continues to provide the framework for regulation of the electricity sector since the privatization of this sector, divided generation, transmission and distribution of electricity into separate businesses and subjected each to appropriate regulation.

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

Generators

•

Under Section 31 of Law No. 24,065, neither a generation company, nor any of its controlled companies or its controlling company, can be the owner or a majority shareholder of a transmitter company or the controlling entity of a transmitter company; and

•

Under Section 9 of Decree No. 1398/92, since a distribution company cannot own generation units, a holder of generation units cannot own distribution concessions. However, the shareholders of the electricity generator may own an entity that holds distribution units, either as shareholders of the generator or through any other entity created with the purpose of owning or controlling distribution units.

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

Distributors

•      Under Section 31 of Law No. 24,065, neither a distribution company, nor any of its controlled companies or its controlling company, can be the owner or majority shareholder or the controlling company of a transmission company; and

•      Under Section 9 of Decree No. 1398/92, a distribution company cannot own generation units. However, the shareholders of the electricity distributor may own generation units, either directly or through any other entity created with the purpose of owning or controlling generation units.

Definition of Control

The term “control” referred to in Section 31 of the Regulatory Framework Law (which establishes vertical restrictions) is not defined in such law. Section 33 of the Argentine Corporations Law states that “companies are considered as controlled by others when the holding company, either directly or through another company: (1) holds an interest, under any circumstance, that grants the necessary votes to control the corporate will in board meetings or ordinary shareholders’ meetings; or (2) exercises a dominant influence as a consequence of holding shares, quotas or equity interest or due to special linkage between the companies.” We cannot assure you, however, that the electricity regulators will apply this standard of control in implementing the restrictions described above.

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

•      Pursuant to the concession agreements that govern the services rendered by private companies operating transmission lines above 132 kW and below 140 kW, the service is rendered by the concessionaire on an exclusive basis over certain areas indicated in the concession agreement; and

•      Pursuant to the concession agreements that govern the services rendered by the private company operating the high-tension transmission services equal to or higher than 220 KW, the company must render the service on an exclusive basis and is entitled to render the service throughout Argentina, without territorial limitations.

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

In September 2006, the former SE issued Resolution No. 1,281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution sought to create incentives for energy generation plants in order to meet increasing energy needs. The resolution’s principal objective was to ensure that energy available in the market was used primarily to service residential users and those industrial and commercial users whose energy demand was at or below 300 kW and who lacked access to other viable energy alternatives. This resolution helped us to mitigate the risk of energy shortages due to a lack of electricity generation. See “—Business Overview—Our obligations.”

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

Regulatory Authorities

The principal regulatory authorities responsible for the Argentine electricity industry are:

(1)     the Secretaria de Gobierno de Energia (“SGE”), which assumed certain responsibilities of the former SE (the “SEE”);

(2)     the ENRE; and

(3)     CAMMESA.

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

Under Law No. 24,065, the ENRE is managed by a five-member board of directors appointed by the Executive Branch of the Argentine Government. Two of these five members are nominated by the Consejo Federal de la Energía Eléctrica (Federal Council on Electricity, or CFEE). The CFEE is funded with a percentage of revenues collected by CAMMESA for each MWh sold in the market. Sixty percent of the funds received by the CFEE are reserved for the Fondo Subsidiario para Compensaciones Regionales de Tarifas a Usuarios Finales (Regional Tariff Subsidy Fund for End Users), from which the CFEE makes distributions to provinces that have met certain specified tariff provisions. The remaining forty percent is used for investments related to the development of electrical services in the Argentine provinces.

On December 22, 2015, through Decree No 231/15 the ME&M was created, as a result of the rise in hierarchy of the old SE, which had been part of the Ministry of Federal Planning, Public Investment and Services of the Nation, with the objective of elaborating, proposing and executing the national energy policy. On March 5, 2018, through Decree No 174/18 the structure of the ME&M was modified, amongst other offices of the Argentine Government. The older structure of the ME&M, created through Decree No 231/15, comprised four secretaries and fourteen undersecretaries, whilst the new structure was reduced to three secretaries and ten undersecretaries. However, on September 6, 2018, through Decree No. 801/18, the Argentine Government strategically reorganized the ministries, dissolving the ME&M and transforming it into the SEE, which remains within the orbit of control of the Ministry of Finance.

Although CAMMESA is not a state-owned company, it usually receives funds from the Argentine Government, has a public purpose and makes decisions pursuant to SEE instructions.

CAMMESA is responsible for:

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

•      planning energy capacity needs and optimizing energy use pursuant to the rules from time to time established by the SE,

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

•      supplying fuel pursuant to Resolution No. 95/13 of the former SE, which includes the management, acquisition, nationalization, control, reception, storage and distribution of liquid fuels to Generation Centrals through marine, river and land transportation;

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

Pursuant to Law No. 27,467, which enacted the 2019 Federal Budget of Expenditures and Resources, the Executive Branch was instructed to promote such actions that may be necessary in order for the electricity distribution companies Edenor and Edesur S.A. to become subject to the joint jurisdiction of the Province of Buenos Aires as of and the City of Buenos Aires on January 1st, 2019.

Once the transfer of jurisdiction is completed, the ENRE will continue to exercise its functions and regulatory and control powers over the public service of electric power transmission.  Furthermore, the ENRE will continue to intervene in the issues and circumstances related to generation activity that affect the public interest in order to ensure its proper functioning primarily through, technical, environmental and economic regulations concerning the WEM’s operation.

In this regard, on February 28, 2019, the Federal Argentine Government, the Province of Buenos Aires and the City of Buenos Aires entered into an agreement for the transfer of the public service of electricity distribution, duly awarded to Edenor under the Concession Agreement by the Argentine Government, from the jurisdiction of the Argentine Government to the Province of Buenos Aires and the City of Buenos Aires. Such agreement provides for the creation of a new supervisory entity which will replace the existing ENRE, to be in charge of controlling and regulating the distribution service.

The Wholesale Electricity Market

Overview

The former SE established the WEM in August 1991 to allow electricity generators, distributors and other agents to buy and sell electricity in spot transactions or under long-term supply contracts at prices determined by the forces of supply and demand.

The WEM consists of:

•      a term market in which generators, distributors and large users enter into long-term agreements on quantities, prices and conditions. Since March 2013, pursuant to Resolution No. 95/13 of the former SE, all large users have to buy their backup energy from CAMMESA seasonally.

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

Operation of the Wholesale Electricity Market

The operation of the WEM is administered by CAMMESA, which was created in July 1992 by the Argentine Government and currently owns 20% of CAMMESA’s capital stock. The remaining 80% is owned by various associations that represent WEM participants, including generators, transmitters, distributors and large users.

The following chart shows the relationships among the various actors in the WEM:

Wholesale Electricity Market Participants

The main participants in the WEM are generation, transmission and distribution companies. Large users and traders also participate in the WEM but to a lesser extent.

Generators

According to a recent report issued by CAMMESA, as of December 31, 2018, there were more than a hundred generation companies, a fewer auto-generation companies, and just a few co-generation companies, most of which operate more than one generation plant in Argentina. As of December 31, 2018, Argentina’s installed power capacity was 38,538 MW, 63% of which derived from thermal generation, 28% from hydraulic generation, 5% from nuclear generation and 4% from non-conventional sources of energy. Private generators participate in CAMMESA through the Asociación de Generadores de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Generators, or AGEERA), which is entitled to appoint two acting and two alternate directors of CAMMESA.

On December 27, 2017, Law No. 27,424 was enacted and is related to the generation of electric power from renewable energy sources. Such law provides the legal and contractual conditions for the generation of renewable energy by the users of the distribution network for self-consumption and eventual injection of excess electricity into the grid. Additionally, the law created a public fiduciary fund, called Fund for the Distributed Generation of Renewable Energy (“FODIS”), which aims to finance the implementation of distributed generation systems of renewable energy. Also, the law created the promotion regime for the National Manufacturing Systems, Equipment and Supplies for the Distributed Generation of Renewable Energy (“FANSIGED”), whose main activities comprise research, design, development, investment in capital goods, production, certification and installation services for the distributed generation of energy from renewable sources.

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

Transmission companies also participate in CAMMESA by appointing two acting and two alternate directors through the Argentine Association of Electric Power Transmitters (Asociación de Transportistas de Energía Eléctrica de la República Argentina, or “ATEERA”).

In 2017, pursuant to Resolution No. 1,085/17, the SEE significantly modified the allocation of costs of the HV and extra high voltage transmission systems. The changes implemented, applicable as from December 1, 2017 are: (1) WEM generators no longer pay for the use of the transmission networks, except for the connection equipment entirely destined for each generator; and (2) the total cost of each transmitter is distributed among the users in its network, in proportion to their demand for energy, no longer applying the calculation methodology based on equipment use.

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

Seasonal Prices

The emergency regulations also made significant changes to the seasonal prices charged to distributors in the WEM, including the implementation of a pricing ladder organized by level of user consumption (which varies depending on the category of users) charged by CAMMESA to distributors at a price significantly below the spot price charged by generators. Prior to the implementation of the emergency regulations, seasonal prices were determined by CAMMESA based on an estimate of the weighted average spot price that would be paid by the next generator that would come on-line to satisfy a theoretical increase in demand (marginal cost), as well as the costs associated with the failure of the system and several other factors. CAMMESA would use a seasonal database and optimization models in determining the seasonal prices and would consider both anticipated energy supplies and demand, including, expected availability of generating capacity, committed imports and exports of electricity and the requirements of distributors and large users.

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

During the winter season 2014, Resolution No. 2,016/12 was applied without any price reduction and residential users with consumption levels above 1,000 KWh did not receive subsidies equivalent to those received in 2013.

On January 25, 2016, the ME&M issued Resolution No. 6/16, approving the seasonal WEM prices for each category of user, pursuant to the Regulatory Framework Law, for the period of February 2016 through April 2016, in force through January 2017. These WEM prices resulted in the elimination of certain energy subsidies and a substantial increase in electricity rates for users. Such resolution also contemplated a differentiated tariff for residential users who achieved energy consumption savings between 10% and 20%, or greater than 20%, compared to the same period in the year 2015 (Stimulus Plan), and a social tariff for residential users who comply with certain consumption requirements, which includes a full exemption for monthly consumptions below or equal to 150 KWh and tariff benefits for users who exceed such consumption level but achieve a monthly consumption lower than that of the same period in the immediately preceding year.

Beginning in May 2016, we were notified by several courts of the Province of Buenos Aires of injunctions granted to individual and collective users against Resolution No. 6/16 and Resolution No. 1/16 issued by the ENRE (which authorized our new tariff schedule as from February 2016). Consequently, the then applicable tariff schedule, which includes the WEM prices established by Resolution No. 6/16, were not applied during certain periods in 2016 to the entire concerned area as a result of the injunctions issued in the above-mentioned case and to the districts of “Pilar” and “La Matanza” where provisional remedies were in effect until October 24 and November 11, 2016, respectively, when they expired. Therefore, as of those dates, no provisional remedy has been in effect and the new tariff scheme has been applied to all users.

On February 1, 2017, the SEE published Resolution No 20-E/17, pursuant to which it approved the Summer Seasonal Schedule for the WEM corresponding to the period held between February 1 and April 30, 2017.

In this regard, the SEE established the power and electricity reference prices for the different categories of users, which has been in force since March 1, 2017, and recognized a discount for the reference prices, exclusively for the month of February 2017. The SEE also ratified the social tariff determined by Resolution No. 6/16, and included the category of electricity dependent users, which establishes a full exemption for monthly consumptions below or equal to 600 KWh and tariff benefits for those users who exceed such consumption level but achieve a monthly consumption lower than that of the same period in the immediately preceding year.

As of December 1, 2017, in accordance with ME&M Resolution No. 1091/17, the new stabilized price of energy and the power output reference price were defined. Additionally, the new stabilized price of transport was settled, which became more significant in the purchase price of energy.

On November 30, 2017, through Resolution No. 1,085-E/17, the SEE established a new methodology for the allocation of high-voltage transportation costs, which will be evenly distributed among all the energy demand of the WEM with a uniform rate, assigning them to the users accordingly to their energy demand.

On December 27, 2018, Resolution No. 366/18 issued by the SGE approved the Summer Seasonal Schedule for the WEM submitted by CAMMESA, which determined new prices for power capacity, energy and transmission for the period from February 2019 through October 2019. Furthermore, the social tariff and savings bonuses for the residential tariff were eliminated, as beneficiaries have been transferred to the provincial jurisdictions.  As of the date of issuance of this document, the Province of Buenos Aires and the City of Buenos Aires are complying with the payment of the social rate on a regular basis.

On January 31, 2019, pursuant to ENRE Resolution No. 25/19 the ENRE approved the values of Edenor’s tariff scheme as from February 1, 2019 and incorporated the new power capacity reference prices and stabilized prices for Energy determined by the SGE through April 30, 2019. In turn, the ENRE informed that under the transfer of jurisdiction from the Argentine Government to the Province of Buenos Aires and the City of Buenos Aires, the guidelines for the social tariff regime which became effective on December 31, 2018. As of the date, the Province of Buenos Aires and the City of Buenos Aires are assuming the payment of the social rate regularly.

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

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. As of December 31, 2018, the stabilization fund balance was approximately Ps.52.5 billion, resulting from the stabilization fund plus the over expenses of dispatch net of the Argentine treasury contributions. However, if all the funds and accounts of energy and power are considered (including the additional energy, fuel over expenses, quality supply, surplus demand pursuant to Resolution No. 1,281/06 of the SE, WEM, over expense contracts, etc.), this balance is increased to approximately Ps.111.4 billion. In this regard, the deficit has been financed by the Argentine Government through nonrefundable loans to CAMMESA over a ten year period, and the same methodology continues to be applied, although the deficit tends to be reduced as a result of the policies implemented by the ME&M.

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

As from March 2013, pursuant to the SE Resolution No. 95/13, all large users are required to purchase their backup energy from CAMMESA at any relevant contractual maturity date.

According to Law No. 27,191, users whose average demand in the previous year of each transaction, is less than or equal to 300 kW, must meet the applicable percentages of renewable energy participation imposed by such law through either of the following two mechanisms: joint purchases or supply contracts.

During 2017, pursuant to Resolution No 281-E/17 (amended by Disposition 1-E/18 issued by the Susbsecretaría de Energías Renovables) the ME&M created the Term Market Regime for Electric Power from Renewable Sources, which established the percentages of renewable energy that large users are obliged to consume within their demand of energy. The resolution also determined the commercialization and administration charges for large users that opt for the joint purchase of renewable energy that CAMMESA commercializes. Additionally, large users can agree to supply contracts directly with the generators, without incurring charges for joint purchases.

Plus Energy

In September 2006, the former SE issued Resolution No. 1,281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution seeks to create incentives for energy generation plants in order to meet increasing energy needs. The resolution’s principal objective is to ensure that energy available in the market is used primarily to service residential users and industrial and commercial users whose energy demand is at or below 300 kW and who do not have access to other viable energy alternatives. To achieve this, the resolution provides that:

•    large users in the WEM and large users of distribution companies (in both cases whose energy demand is above 300 kilowatts), will be authorized to secure energy supply up to their “base demand” (equal to their demand in 2005) by entering into term contracts; and

•    large users in the WEM and large users of distribution companies (in both cases whose energy demand is above 300 kilowatts) must satisfy any consumption in excess of their base demand with energy from the Plus Energy system at unregulated market prices. The Plus Energy system consists in the supply of additional energy generation from new generation and/or generating agents, co-generators or auto-generators that are not agents of the electricity market or who as of the date of the resolution were not part of the WEM. Large users in the WEM and large users of distribution companies can also enter into contracts directly with these new generators or purchase energy at unregulated market prices through CAMMESA.

Only the new generation facilities (which include generators that were not connected to the SADI as of September 5, 2006) and new generation capacity expansions in respect of existing capacity as of such date are entitled to sell electricity under the Plus Energy system.

The resolution also established the price large users are required to pay for excess demand, if not previously contracted under Plus Energy, which is equal to the generation cost of the last generation unit transmitted to supply the incremental demand for electricity at any given time. The SE established certain temporary price caps to be paid by large users for any excess demand which as of the date of this annual report were Ps.550 per MWh for GUDIs and Ps.450 per MWh for GUMEs and GUMAs.

These prices have been updated as follows:

•    after August 2011, the median incremental charge for excess demand was set at Ps./MWh for GUMAs and GUMEs and 455 Ps./MWh for GUDIs;

•    after December 2011, the median incremental charge for excess demand for those who are not subsidized was set at 360 Ps./MWh;

•    pursuant to the former SE Resolution No. 95/13 from March 22, 2013, as opposed to the backup contracts where a unique energy supplier is authorized by CAMMESA, the Plus Energy contracts are available to the large users and generators previously authorized by the Argentine National Planning, Public Investment and Services Ministry. The users under the GUDI category, whose Energy Plus contracts mature, have the option of rehiring Energy Plus, reclassifying themselves under the GUME category; or continue buying the total amount of their energy from the distributors, paying in case needed. Base Surplus Demand pursuant to Resolution SE No. 1,281/06;

•    as of March 13, 2015, the median incremental charge for excess demand was set at Ps./MWh for GUMAs and GUMEs and 550 Ps./MWh for GUDIs; and

•    based on the guidelines set forth in Resolution No. 6 of the ME&M, the median incremental charge for excess demand was set at 650 Ps./MWh for GUMAs and GUMES, while GUDIs stopped paying this charge.

ORGANIZATIONAL STRUCTURE

Edenor is a subsidiary of Pampa Energía, which is the largest independent integrated energy company in Argentina. As of December 31, 2018, Pampa Energía and its subsidiaries were engaged in the generation, distribution and transmission of electricity in Argentina, oil and gas exploration and production, refining and distribution, petrochemicals and hydrocarbon commercialization and transportation in Argentina and, to a lesser extent, in Ecuador and Venezuela.

As of December 31, 2018:

•        the generation installed capacity reached approximately 3,871 MW, with a market share in Argentina of approximately 10%. In addition, Pampa Energía committed to develop projects that it expects will increase its installed capacity by 504 MW, for a total installed capacity of 4,354 MW.

•        the distribution of energy operations supplied electricity to approximately 3 million users throughout the northern region of the City of Buenos Aires and the Northwestern Greater Buenos Aires area, making us the largest electricity distribution company in Argentina;

•        the combined oil and gas production in Argentina where Pampa Energía averaged 44.8 thousand barrels of oil equivalent per day, considering continuing operations. Crude oil accounted for approximately 5.1 thousand barrels of oil equivalent per day, while natural gas accounted for approximately 238.4 million standard cubic feet per day, or 39.7 thousand barrels of oil equivalent per day based on a measure of conversion of 6,000 cubic feet of gas per barrel of oil equivalent. Additionally, Pampa Energía has a 2.1% direct interest in Oleoductos del Valle S.A. (“Oldelval”), which has 1,756 km of oil pipeline;

•       the refining and distribution operations based in Argentina, where Pampa Energía operated one storage plant with a capacity of approximately 1.4 million barrels. In addition, Pampa Energía has a 28.5% interest in Refinería del Norte S.A. (“Refinor”), which has a commercial network of 81 gas stations located in the Argentine Provinces of Tucumán, Salta, Santiago del Estero, La Rioja, Jujuy, Catamarca and Chaco; and

•        the petrochemicals operations were entirely based in Argentina, where Pampa Energía operated three high-complexity plants producing petrochemical products, such as styrene (100% market share), synthetic rubber (80% market share) and polystyrene (92% market share), among others.

In addition, Pampa Energía holds interests in companies engaged in other businesses, including Transener (as defined below), which is engaged in electricity transmission and TGS (as defined below), which is engaged in gas transportation. For more information, see “Item 7. Major Shareholders and Related Party Transactions—Parent Company Merger Process.”

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

The net book value of our property, plant and equipment as recorded on our financial statements was Ps.62,474.8 million, Ps.57,060.2 million and Ps.50,894.8 million as of December 31, 2018, 2017 and 2016, respectively. For a description of our capital expenditures plan, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Edenor’s Capital Expenditures.”

The total value of property, plant and equipment transferred by SEGBA on September 1, 1992 was allocated to individual assets accounts on the basis of engineering studies conducted by the Company. The value of property, plant and equipment was determined based on the price effectively paid by Pampa for the acquisition of 51% of the Company’s capital stock. SEGBA neither prepared separate financial statements nor maintained financial information or records with respect to its distribution operations or the operations in which the assets transferred to Edenor were used. Accordingly, it was not possible to determine the historical cost of transferred assets. Additions subsequent to such date have been valued at acquisition cost, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of the above-mentioned engineering studies. Furthermore, in order to improve the disclosure of the account, the Company has made certain changes in the classification of property, plant and equipment based on each technical process. In accordance with the provisions of IAS 23, borrowing costs in relation to any given asset are to be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period; the necessary activities to put the asset in condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or startup of other assets, depending on the purpose pursued with its production, construction, assembly or completion. Subsequent costs (major maintenance and reconstruction costs) are either included in the value of the assets or recognized as a separate asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the assets may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred. The total value of property, plant and equipment suffered the effects of the application of IAS 29, as discussed in our audited financial statements, included in Item 18 of this annual report and in the “Selected Financial Data,” included in Item 3; The non-monetary items carried at historical cost were restated using coefficients that reflect the variation recorded in the general level of prices from the date of acquisition or revaluation to the closing date of the reporting period. Depreciation charges of property, plant and equipment and amortization charges of intangible assets recognized in profit or loss for the period, as well as any other consumption of non-monetary assets were determined on the basis of the new restated amounts. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Tariffs—Distribution Margin or Value‑Added for Distribution (VAD)—Integral Tariff Revision, or (RTI).”

Termination of agreement on real estate property

In November 2015, the Company entered into an agreement with (“RDSA”) for the purchase and construction of real estate property for a total of U.S.$46 million, (equivalent to Ps.439.3 million according to the effective exchange rate at the time of execution of the purchase agreement). The Company purchased the real estate property to centralize its functions, reduce rental costs and to mitigate the risk of potential rent increases. In addition, the Company obtained a surety bond from Aseguradores de Cauciones for U.S.$46 million, plus the private banks’ Badlar rate in dollars + 2%, to guarantee payment of liquidated damages in the event of the Seller’s default.

Pursuant to the agreement, RDSA was obligated to deliver the property on June 1, 2018, and failed to perform. As a result, the Company declared the RDSA in breach, notified Aseguradores de Cauciones of such breach and subsequently collected U.S.$502.8 thousand in fines accrued during the term of the agreement and duly deposited as bond by the Seller for failing to meet the construction project milestones of the agreement.

On August 27, 2018, the Company notified RDSA of the termination of the agreement as a result of RDSA’s breach after the lapse of the legal time periods set forth in the agreement, demanding payment of liquidated damages comprising a refund of the purchase price, 15% interest in U.S. dollars accrued from the purchase price payment date until the day of default, less the construction project delay penalty amounts.

Furthermore, on September 3, 2018, the Company filed a claim on the surety bond with Aseguradores de Cauciones, and subsequently provided all required information and documentation.

In November 2018, the Company initiated an arbitration proceeding against RDSA before the Arbitral Tribunal of the Buenos Aires Stock Exchange to obtain an order compelling RDSA to pay the liquidated damages pursuant to the purchase and sale agreement, which, as of December 31, 2018 amounted to Ps.3 billion. As of the date of this annual report, such arbitration proceeding is pending. Additionally, the Company initiated a collection proceeding on the surety bond that guaranteed RDSA’s obligation for U.S.$50.3 million according to the terms of the issuance policy, which covers over 60% of the amount claimed against RDSA.

On February 1, 2019, RDSA filed a voluntary petition for reorganization,( similar to a Chapter 11 proceeding in the United States), and, pursuant to Resolution No. 207/19 of the National Insurance Superintendency enacted on February 28, 2019, Aseguradora de Cauciones was prohibited from disposing of property until  certain liquidity deficiency of Aseguradora de Cauciones is solved. The Company has recorded an allowance of Ps.765.6 million in non-current other receivables to partially cover the amount of the receivable, considering the possibility of its recovery, based on the financial position of its debtors, RDSA and Aseguradora de Cauciones.

Item 4A.     Unresolved Staff Comments

None.

Item 5.        Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited financial statements as of and for the years ended December 31, 2018, and 2017, included in Item 18 of this annual report and the “Selected Financial Data,” included in Item 3 herein. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. See “Item 3. Key Information—Selected Financial Data.”

One of the milestone events of 2017 was the normalization of the regulatory framework, which included the adoption of the RTI and the new electricity rate schedules that have been  entirely implemented as of February 2018.

In that context, the Company’s board of directors expects that the effects resulting from the application of the aforementioned RTI will enable the gradual restoration of the Company’s economic and financial position. The Company’s board of directors expects that the new electricity rates will improve the Company’s operations under a regulatory framework with clear rules, which we expect will make it possible to cover the operation costs, afford the investment plans and meet debt interest payments and to manage the impact of different variables that affect the Company’s business.

As of December 31, 2018, the Company’s comprehensive income totals a profit of Ps.4.2 billion, whereas the working capital deficit totals Ps.7.3 billion, which includes the amount owed to CAMMESA for Ps.11.9 billion (principal plus interest accrued as of December 31, 2018).

The Company’s equity and negative working capital reflect the deteriorated financial and cash position of the Company as a result of the Argentine Government’s delay in the compliance with certain obligations under the Adjustment Agreement, which are subject to specific negotiations and regulatory changes carried out by certain governmental bodies. Additionally, the increase in operating costs during 2018, due to Argentina’s macroeconomic condition, led the Company to strengthen its efforts to absorb operating costs and comply with the execution of the investment plan and the performance of essential operations and maintenance works necessary to maintain the provision of the public service, pursuant to the Concession Agreement, in a satisfactory manner in terms of quality and safety.

As of the date of this annual report, the following issues are pending resolution, among others:

•        the treatment to be given to the funds received from the Argentine Government through the loans for consumption (mutuums) agreements entered into with CAMMESA for the fulfillment of the Extraordinary Investment Plan, granted to cover the insufficiency of the FOCEDE’s funds;

•        the conditions for the settlement of the outstanding balance with CAMMESA at the date of issuance of SEE Resolution No. 32/15; and

•        the treatment to be given to the penalties and discounts determined by the ENRE under the terms of the Adjustment Agreement not complied with by the Argentine Government, which payment/crediting is pending.

In this regard, the Company and the SGE are negotiating an agreement for the regularization of the such pending issues under ENRE Resolution No. 25 which provides for the transfer of the Concession from the jurisdiction of the Argentine Government to the Province and the City of Buenos Aires.

Overview of IAS 29

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a highly inflationary economy should be measured in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be adjusted applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the FACPCE based on the price indexes published by the INDEC.

The principal inflation adjustment procedures are the following:

•        Monetary assets and liabilities that are recorded in the current currency as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.

•        Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.

•        All items in the statement of income are restated applying the relevant conversion factors.

•        The effect of inflation in the Company’s net monetary position is included in the statement of income under financial results, net, in the item “Inflation adjustment.”

•        Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs, established in IAS 29.

•        Upon initially applying inflation adjustment, the equity accounts were restated as follows:

•        Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.

•        The resulting amount was included in the “Capital adjustment” account.

•        Other comprehensive income/(loss) was restated as from each accounting allocation.

•        The other reserves are restated by applying the variation of the general price index from the date of contribution, or from the moment they arose by any other means

Operating Results

We distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometers, with an aggregate population of approximately eight million people. Pursuant to our concession, we have the exclusive right to distribute electricity to all users within our concession area, including to WEM participants. As of December 31, 2018, we had 3,040,339 users.

We serve two markets: the regulated market, which comprises users who are unable to purchase their electricity requirements directly through the WEM, and the unregulated market, which comprises large users that purchase their electricity requirements directly from generators in the WEM. The ENRE regulates the terms and conditions of our services and the tariffs we charge users in both the regulated and unregulated markets.

Factors Affecting Our Results of Operations

Our net sales consist mainly of net energy sales to users in our concession area. Our net energy sales reflect the tariffs we charge our users (which include our energy purchase costs). In addition, our net sales include connection and reconnection charges and leases of poles and other network equipment.

Regulatory changes impact our results of operations as they set tariffs paid to us for our services. The following ENRE resolutions, among others, have a direct impact on the tariffs we charge:

•        On January 31, 2017, the ENRE issued Resolution No. 63/17, pursuant to which it determined electricity rate schedules, the mechanism for costs review, the required quality levels and all other rights and obligations that are applicable to the Company as from February 1, 2017. On February 1, 2017, pursuant to Resolution No. 63/17 and as instructed by the ME&M, the ENRE limited VAD increases from the RTI process to a maximum of 42% vis-á-vis the prior VAD, with the VAD remainder being applied in November 2017 and February 2018

•        On November 30, 2017, the ENRE issued Resolution No. 603/17, pursuant to which it approved the CPD values, applicable as of December 1, 2017, and retroactively applied to consumption in August through November 2017, which was billed in two installments, of December 2017 and January 2018. In addition, the electricity rate schedule’s values to be applied as of December 1, 2017, were approved.

•        On January 31, 2018, the ENRE issued Resolution No. 33/18, pursuant to which it approved the CPD values for July 2017 through December 2017 of which 11.99% was applied to the 48 monthly installments established in ENRE Resolution No. 329/17 that had been deferred in 2017 and the electricity rate schedule to be applied to consumption as of February 1, 2018 became effective. In addition, such resolution notified the average electricity rate value which amounted to Ps.2.4627/KWh.

•        On July 31, 2018, the ENRE issued Resolution No. 208/18, pursuant to which it approved, the CPD for January 2018 through June 2018 of which 7.93% was applied as of August 1, 2018, and 6.51% in six consecutive monthly installments as of February 1, 2019. The CPD amounted to 15.85%. In addition, such resolution established a social tariff cap system and required discount values for users affected by deficiencies in the quality of the technical product and/or the quality of the technical and commercial service from 2018 to February 2019. Furthermore, Resolution No. 208/18 notified the average electricity rate value which amounted to Ps.2.9871/KWh.

•        On December 27, 2018, The SGE enacted Resolution No. 366/18, which repealed SEE Resolution 1,091/17, consequently eliminating the energy-savings discount for the residential tariff charged to users under the social tariff as from January 1, 2019. The social tariff discounts will be assumed by the Governments of the Province of Buenos Aires and the City of Buenos Aires in accordance with the provisions of the 2019 Federal Budget Law.

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

The following table sets forth the composition of our net sales for the periods indicated:

	Year ended December 31
	2018	2017	2016
	(Figures in millions)
Sales of Electricity	55,689.6	39,329.7	25,577.1
Right of use of poles	190.4	212.3	213.4
Connection Charges	51.1	49.4	30.9
Reconnection Charges	22.5	11.5	5.4
Net sales	55,953.6	39,602.9	25,826.8

The following tables show Edenor’s energy sales by category of user (in GWh) for the periods indicated:

	Year ended December 31,
	2018		2017		2016
Residential	8,948	42%	9,143	42%	9,709	44%
Small Commercial	1,810	9%	1,850	9%	1,819	8%
Medium Commercial	1,668	8%	1,745	8%	1,821	8%
Industrial	3,646	17%	3,687	17%	3,677	17%
Wheeling System(1)	3,823	18%	3,968	18%	4,013	18%
Public Lighting	724	3%	709	3%	704	3%
Shantytowns	553	3%	483	2%	511	2%
Total	21,172	100%	21,584	100%	22,253	100%

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

Argentine Economic Conditions and Inflation

Because all of our operations, facilities and users are located in Argentina, we are affected by general economic conditions in the country. In particular, the general performance of the Argentine economy affects the demand for electricity, and inflation and fluctuations in currency exchange rates which affect our costs and our margins. Inflation primarily affects our business by increasing operating costs, while reducing our revenues in real terms.

In December 2001, Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in the Argentine Government’s policies. The crisis and the Argentine Government’s policies during this period severely affected the electricity sector, as described below. Although over the following years the Argentine economy recovered significantly from the crisis, and the business and political environment was largely stabilized, the Argentine Government has only recently begun to address the difficulties experienced by the Argentine electricity sector as a result of the crisis and its aftermath. However, we believe that the current recovery and the recent measures adopted by the Macri administration in favor of the electricity sector, such as establishing incentives for the construction of additional generation facilities and the creation of trust funds to further enhance generation, transmission and distribution of electricity throughout the country, have set the stage for growth opportunities in our industry.

In 2016, under the Macri administration the methodology used for the calculation of the economic indicators at the INDEC was updated. As a consequence, all the official economic data since 2004 was revised.

Following years of hyperinflation and economic recession, in 1991 the Argentine Government adopted an economic program that sought to liberalize the economy and impose monetary discipline. The economic program, which came to be known as the Convertibility Regime, was centered on the Convertibility Law of 1991(the “Convertibility Law”) and a number of measures intended to liberalize the economy, including the privatization of a significant number of public sector companies (including certain of our subsidiaries and co-controlled companies). The Convertibility Law established a fixed exchange rate based on what is generally known as a currency board. The goal of this system was to stabilize the inflation rate by requiring that Argentina’s monetary base be fully backed by the Central Bank’s gross international reserves. This restrained the Central Bank’s ability to effect changes in the monetary supply by issuing additional Pesos and fixed the exchange rate of the Peso and the U.S. Dollar at Ps.1.00 to U.S.$1.00.

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

On January 6, 2002, the Argentine congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model, empowered the Argentine Government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term and brought to an end the Convertibility Regime, including the fixed parity of the U.S. Dollar and the Peso. Following the adoption of the Public Emergency Law, the Peso devalued dramatically, reaching its lowest level on June 25, 2002, at which time it had devalued from Ps.1.00 to Ps.3.90 per U.S. Dollar according to Banco Nación. The devaluation of the Peso had a substantial negative effect on the Argentine economy and on the financial condition of individuals and businesses. The devaluation caused many Argentine businesses (including us) to default on their foreign currency debt obligations, significantly reduced real wages and crippled businesses that depended on domestic demand, such as public utilities and the financial services industry. The devaluation of the Peso created pressure on the domestic pricing system and triggered very high rates of inflation. According to INDEC, during 2002 the Argentine WPI increased by approximately 118% and the Argentine CPI rose approximately 41%.

Following the adoption of the Public Emergency Law, the Argentine Government implemented measures, whether by executive decree, Central Bank regulation or Argentine legislation, attempting to address the effects of the collapse of the Convertibility Regime, recover access to financial markets, reduce Government spending, restore liquidity to the financial system, reduce unemployment and generally stimulate the economy.

Pursuant to the Public Emergency Law, the Argentine Government, among other measures:

•      converted public utility tariffs from their original U.S. Dollar values to Pesos at a rate of Ps.1.00 per U.S.$1.00;

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

On December 17, 2015, the Peso depreciated approximately 36% against the U.S. Dollar following the announcement of the lifting of a significant portion of exchange restrictions by the Macri administration, which caused the Peso to U.S. Dollar exchange rate to reach Ps.13.40 to U.S.$1.00.

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

After the currency devaluation at the beginning of the Macri administration, the Central Bank changed to a flexible exchange market regime, which resulted in a unified foreign exchange system. In 2016, some modest depreciation pressure following Brexit in June and the U.S. election on November 8, 2016, caused the Peso to weaken, ending at Ps.16.10 to U.S.$1.00 on December 31, 2016. By the end of the year, the Peso depreciated by approximately 20% against the U.S. Dollar.

Argentina’s economy grew by 2.8% during 2017, driven by an increase in private consumption, public spending and investment which counteracted the 2.2% contraction in 2016. The Argentine economy’s recovery is attributed to both external and domestic factors. The external factors included, among others, an overall improvement of the Brazilian economy, which led to an increase in Argentina exports to Brazil. The domestic factors included, among others, the growth in average wages, an increase in welfare and public works spending by the Argentine government and the increase in bank lending activity to the private sector, which stimulated consumption and private investment. However, the performance of the various sectors of the economy was varied. Sectors buoyed by the change in relative prices, by public works spending or by specific trade agreements, such as agriculture, construction and the automotive industry, respectively, recorded high growth rates during 2017. By contrast, those affected by the relaxation of import controls and the Peso’s appreciation, such as the textiles and electronics industries, continued their contraction.

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

The Central Bank maintained the free floating exchange rate and intervened in the foreign exchange market only at times of rapid rises. In this context, the nominal Ps./U.S.$ exchange rate increased by 17% during the year 2017. Although during the last days of 2017, the price of the US currency in the domestic exchange market was rising, the dollar closed December at levels around Ps./U.S.$18.00 (monthly average).

In 2017, there was a real increase in public spending. As a result of stronger growth in revenues as compared to expenditures, the primary deficit decreased to 3.9% of GDP in 2017 as compared to 4.3% in 2016); after payment of interest on the debt, the fiscal outturn stood at 6.1% of GDP, above the 5.9% recorded in 2016. The fiscal deficit remained high, notwithstanding the policy of reducing subsidies for public services, the extraordinary revenues from the special tax under the capital legalization (or repatriation) program, and the increase in tax receipts associated with greater economic activity.

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

After a slight recovery in 2017, the first quarter of 2018 showed a similar positive growth trend, although, a lower than expected harvest and the lower number of international creditors willing to finance the Argentine state highlighted the macroeconomic weaknesses facing Argentina. In addition, the US dollar denominated external debt assumed by the Argentine Government and the lack of US dollars to deal with maturities relating to such debt, Argentina has to resort to the IMF to obtain the foreign currency that could not be obtained by agriculture, exports, or external financing. On May 8, 2018, the current administration announced that the Argentine Government would initiate negotiations with the IMF with a view to entering into a stand-by credit facility that would give Argentina access to financing by the IMF. On June 20, 2018, the executive board of the IMF approved the terms of the stand-by arrangement, consisting of a stand-by credit facility for U.S.$50.0 billion, subject to adjustments and compliance with certain political and fiscal performance guidelines by the Argentine Government. On October 26, 2018, a first review of the SBA concluded with the enlargement of the arrangement for U.S.$5.7 billion.

The lack of predictability generated by the agreement with the IMF generated volatility in the exchange market. By the end of June 2018, the Peso has lost 54% of its value against the US dollar, as compared to exchange rate of December 2017. At the end of August, 2018, the exchange rate recorded, a then-historical maximum Ps. 40 per U.S. 1. The rise in the exchange rate and the winding down of the Lebac program, which strongly increased the monetary base, generated an increase in inflation in 2018.

Given the new inflationary context, the BCRA applied a restrictive monetary policy, strongly increasing the reference interest rates. Such policy, generated a significant retraction in economic activity.

In September 2018, following the last change in the BCRA, the objective of monetary policy was modified aiming at monetary aggregate goals, keeping the monetary base constant until mid-2019. This implies directly attacking inflation despite the impact on the level of activity. In this context, the most affected sectors were trade, the manufacturing industry and construction.

Pursuant to IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated for the effects of changes in a suitable general price index. IAS 29 does not prescribe when hyperinflation arises, but includes several characteristics of hyperinflation. The IASB does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Centre for Quality (“IPTF”), which monitors “highly inflationary countries”, categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy is hyperinflationary for the purposes of IAS 29. Therefore, Argentine companies using IFRS are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

2018 Macroeconomic Conditions

Economic Activity

In 2018, cumulative economic activity decreased approximately 2.6%, as compared to 2017. Public consumption decreased by approximately 3.0%, while exports, net of imports, decreased by approximately 7.5%, compared to 2017. The contraction in economic activity negatively impacted 13 of the 16 economic sectors, with decreases in manufacturing (14.2%), wholesale and retail sales and repairs (15.7%) and construction (12.7%). However, such economic activity decreases were partially offset by increases in the agriculture, livestock, hunting and forestry (4.7%), Education (1%) and Health and social services (0.4%) sectors.

Price Trends

In 2018, the Cost-of-Living Index published by the INDEC showed a variation of 47.6%. The greatest variations in the index were increases in the following sectors: transportation (66.8%), communications (55.3%), and basic goods and services (53.2%). The least affected sectors were alcoholic beverages and tobacco (28.3%), clothing and footwear (33.1%) and education (32.1%).

Wages measured by the registry of the Permanent Workers’ Average Taxable Remuneration (Remuneración Imponible Promedio de los Trabajadores Estables or “RIPTE”), increased by 30.7% between December 2017 and December 2018.

Trade Balance

According to the INDEC, the estimated current account deficit in December 2018 totaled U.S.$.3.8 billion (which represented 4.7% of the GDP). In 2018, FOB value estimated exports totaled U.S.$.61.6 billion, whereas the CIF value of estimated imports amounted to U.S.$. 65.4 billion. In December 2018, exports of primary products increased approximately 36.9%, whereas exports of agricultural manufacturing and industrial manufacturing increased by approximately 11.8% and 9.9% respectively. Fuel and energy exports recorded an estimated decrease of 13.5%, amounting to U.S.$.4 billion. As for imports, capital goods decreased approximately 38% comprising fuel and lubricants 33.9%, parts and accessories for capital goods 22.9%, consumer goods 33.7%, passenger motor vehicles 62.8%. Imports of intermediate goods increased approximately 0.2%.

Fiscal Situation

Central Bank’s U.S.$ wholesale exchange rate (Resolution A3500) was Ps.37.81/U.S.$ as of December 31, 2018, showing a cumulative 101.4% increase compared to the end of 2017 and a 69.6% average year-on-year variation. Central Bank’s international reserves stock amounted to U.S.$ 65.8 billion at closing, which represents a U.S.$ 10.7 billion increase compared to the previous year. Moreover, the monetary base reached Ps.1,409 billion, showing a 40.7% increase at the closing of 2018 compared to the previous year. Furthermore, Central Bank’s debt stock in issued bonds amounted to U.S.$19.4 billion as of the closing of 2018, which represents a 69% year-on-year contraction.

Tariffs

Our revenues and margins are substantially dependent on the composition of our tariffs and on the tariff setting and adjustment process contemplated by our concession.

The following chart shows the variation in Edenor’s average tariffs, including taxes, in Pesos per MWh for the periods indicated:

Under the terms of our concession, our tariffs for all of our users (other than users in the wheeling system) are composed of:

•      the cost of electric power purchases, which we pass on to our users, and a fixed charge (which varies depending on the category and level of consumption of each user and their energy purchase prices) to cover a portion of our energy losses in our distribution activities (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in our concession);

•      our regulated distribution margin, which is known as the value‑added for distribution, or VAD; and

•      any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires, which may differ in each jurisdiction.

Certain of our large users (which we refer to as wheeling system users) are eligible to purchase their energy needs directly from generators in the WEM and only acquire from us the service of electricity delivery. Therefore, our tariffs for these large users (known as wheeling charges) do not include, charges for energy purchases. Accordingly, wheeling charges consist of the fixed charge for recognized losses (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in our concession) and our distribution margin. As a result, although the amounts billed to wheeling system users are relatively lower than those billed to other large users, namely industrial users, the distribution margin on sales to wheeling system users is similar to that of other large users because we do not incur the corresponding cost of electric power purchases related to those sales.

Recognition of Cost of Electric Power Purchases

As part of our tariffs, we bill our users for the costs of our electric power purchases, which include energy and capacity charges. In general, we purchase electric power at a seasonal price, which is approved by the ENRE every six-months and reviewed quarterly. Our electric power purchase price reflects transportation costs and certain other regulatory charges (such as the charges imposed by the Fondo Nacional de Energía Eléctrica or National Electricity Energy Fund).

On January 25, 2016, the ME&M issued Resolution No. 6/16, approving the seasonal WEM prices for each category of users for the period from February 2016 through April 2016. Such resolution adjusted the seasonal prices as required by the regulatory framework. Energy prices in the spot market were set by CAMMESA, which determined the price to be charged by generators for energy sold in the spot market of the WEM on an hourly basis. The WEM prices result in the elimination of certain energy subsidies and a substantial increase in electricity rates for individuals. Resolution No. 6/16 introduced different prices depending on the categories of users. Such resolution also contemplated a social tariff for residential users who comply with certain consumption requirements, which included a full exemption for monthly consumptions below or equal to 150 KWh and tariffs benefits for users who exceed such consumption level but achieve a monthly consumption lower than that of the same period in the immediately preceding year.

On February 1, 2017, Resolution No. 20 – E/17 dated January 27, 2017, of the SEE pursuant to which the summer seasonal rescheduling for the WEM was approved corresponding to the period held between February 1 and April 30, 2017.

Resolution No. 20 – E/17 incorporated a new category of consumer denominated “electricity-dependent user”. An electricity dependent user is a person who registers an extraordinary consumption of electrical energy due to special equipment and / or infrastructure for a disease diagnosed by a physician or a stable and permanent electrical service to address medical needs within their home. The resolution established the provision of 600 KWh per month free of charge and an electricity reference price that varies according to the level of savings and demands registered compared to the previous month. In addition, it stipulates that as from February 2017, the maximum spot price for the approval of the WEM is Ps.240 Ps./MWh and fixes the charge value corresponding to the National Fund for Electric Energy at Ps.15.50 Ps./MWh.

In May 2017, Law No. 27,351 was enacted, which guarantees the permanent and free of charge supply of electricity to those individuals who qualify as dependent on power for reasons of health to avoid risks in their lives or health. The law states that the account holder of the service or someone who lives with a person that is registered at the “Registry of Electricity Dependent for Reasons of Health” will be exempt from the payment of any and all connection fees and will benefit from a special free of charge tariff treatment for the electric power supply service.

In July 2017, the ENRE issued Resolution No. 292 stating that those discounts are to be made as from the effective date of the aforementioned law, and instructed CAMMESA to implement those discounts in its billing to the distribution companies.

According to Executive Order 740 of the Executive Branch, dated September 20, 2017, the ME&M will be the Authority of Application of Law No. 27,351, whereas the Ministry of Health will be responsible for determining the minimum conditions necessary for eligibility for the “Registry of Electricity Dependent for Reasons of Health.”

On September 2017, the Ministry of Health issued Resolution No. 1,538-E/17, which creates the Registry of Electricity Dependent for Reasons of Health (“RECS”), under the jurisdiction of the Ministry of Health, operating under the authority of the Under Secretariat for the Management of Health Care Services.

On October 31, 2017, the ENRE informed pursuant to Note No 128,399, through the proceedings carried out by the ME&M, the decision to postpone the application of the CPD increase in the RTI for November 1, 2017 to December 1st, 2017, as well as the application of the CPD update which was made in August 2017.

Due to the deferring of the CPD increases, the ENRE notified a new tariff schedule to be applied in the December 2017- January 2018 period pursuant to Resolution No. 603/17, which was offset due to a retroactive adjustment, CPD’s updates that were not granted and the previously mentioned application.

In addition, such tariff schedule included the modification of seasonal prices, costs of transport and saving billings and bonuses according to the incentive plan established pursuant to SEE Resolution No. 1091/17. By way of this resolution, the prices to be applied for the WEM for the period between December 1st and January 31st 2018, by keeping in Ps.3,157/Mw per month the power output reference price and by differentiating the stabilized reference energy prices applied to users with output power requirements over 300 kW in approximately (off-peak prices) Ps.1,329/MWh, and for the remaining users in Ps.839/MWh. The saving billing of the incentive plan was modified, by establishing a 10% discount to the stabilized energy price for those residential users who reduce the consumption in at least a 20% compared to the consumption registered on the same month in 2015, having removed saving categories between 10% and 20%. Moreover, a new application methodology for the social tariff was introduced.

Also, by means resolution ENRE No. 1091/17, it was evidenced an increase in the transport prices of electric energy which were transferred to tariffs in Ps.45.1/MWh.

On January 31, 2018, the ENRE issued Resolution No. 33/18, whereby it approved the CPD values for July 2017 through December 2017, which were in the order of 11.99%, the values of the 48 monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 329/17 which were deferred in the year 2017, and the electricity rate schedule to be applied to consumption recorded as from February 1, 2018. Additionally, it is informed that the average electricity rate value amounts to Ps.2.4627/KWh.

On July 31, 2018, the ENRE issued Resolution No. 208/18, pursuant to which it approved, the CPD for January 2018 through June 2018 of which 7.93% was applied as of August 1, 2018, and 6.51% in six consecutive monthly installments as of February 1, 2019. The CPD amounted to 15.85%. Moreover, Resolution No. 208/18 established a system of caps for the social tariff as well as the values that the Company had to apply to determine and credit discounts in the electricity bills of the users affected by deficiencies in the quality of the technical product and/or the quality of the technical and commercial service from 2018 to February 2019. Additionally, the informed average electricity rate value amounted to Ps. 2.9871/KWh.

On December 27, 2018, the SGE issued Resolution No. 366/18, pursuant to which approved the summer seasonal programming for the WEM submitted by CAMMESA, thus determining new prices for power capacity, energy and transmission from February 2019 to October 2019. Furthermore, the social tariff and savings bonuses for the residential tariff were eliminated, as beneficiaries have been transferred to the provincial jurisdictions, which will bear their cost and implementation.

On January 31, 2019, ENRE Resolution No. 25 approved the values of Edenor’s tariff scheme as from February 1, 2019, incorporated the new power capacity reference prices and stabilized prices for energy determined by the SGE until April 30, 2019. In turn, the ENRE informed that under the transfer of jurisdiction from the Argentine Government to the Province of Buenos Aires and the City of Buenos Aires, the guidelines for the social tariff regime effective as of December 31, 2018.  As of the date, the Province of Buenos Aires and the City of Buenos Aires are assuming the payment of the social rate regularly.

Moreover, on January 31, 2019, pursuant to Resolution No. 27/19, the ENRE approved the VAD updates for the second six-month period of 2018 and the pending update corresponding to the first six-month period of 2019, totaling a 32.0% increase applicable as from March 1, 2019. Additionally, the application of the new -1.59% “E”-factor adjustment will be deducted from cumulative inflation updates.

Furthermore, the cost of deferrals for August 2018 through February 2019 and for the month of February 2019, totaled Ps.1,005 million and Ps.841 million respectively, and will be paid in 5 installments as from March 2019. Additionally, Ps.51 million will be collected under the same method due to the partial recognition of the appeal filed by Edenor to Resolution No. 208/18, which acknowledged additional costs not that had not been calculated as part of prior tariffs.

We purchased a total of 25,906 GWh in 2018, 25,950 GWh in 2017 and 26,838 GWh in 2015. Following the adoption of certain amendments to the pricing rules applicable to the WEM pursuant to the Public Emergency Law, we have purchased all of our energy supply in the WEM at the spot price. We have not purchased any energy under long-term supply contracts since 2004.

Recognition of cost of energy losses

Energy losses are equivalent to the difference between energy purchased (including wheeling system demand) and energy sold. These losses may be classified as technical and non-technical losses. Technical losses represent the energy that is lost during transmission and distribution within the network as a consequence of natural heating of the conductors and transformers that transmit electricity from the generating plants to the users. Non-technical losses represent the remainder of our energy losses and are primarily due to illegal use of our services. Energy losses require us to purchase additional electricity to satisfy demand and our concession allows us to recover from our users the cost of these purchases up to a loss factor specified in our concession for each tariff category. Our loss factor under our concession is, on average, 10%. Our management is focused on taking the necessary measures to ensure that our energy losses do not increase above current levels because of their direct impact on our gross margins. However, due to the inefficiencies associated with reducing our energy losses below the level at which we are reimbursed pursuant to our concession (i.e., 10%), we currently do not intend to significantly lower our level of losses.

At the time of our privatization, our total energy losses represented approximately 30% of our energy purchases, of which more than two thirds were non-technical losses attributable to fraud and illegal use of our service. Beginning in 1992, we implemented a loss reduction plan (plan de disciplina del mercado, or market discipline plan) that allowed us to gradually reduce our total energy losses to 10% by 2000, with non-technical losses of 2.7%. However, beginning in mid-2001 and up until 2004, we experienced an increase in our non-technical losses, as the economic crisis eroded the ability of our users to pay their bills, and in our technical losses in proportion to the increased volume of energy we supplied during those periods.

The following table sets forth our estimated breakdown between technical and non-technical energy losses experienced in our concession area for the periods indicated.

	Year ended December 31,
	2018	2017	2016
Technical losses	8.4%	8.8%	9.6%
Non‑technical losses	9.8%	8.3%	7.4%
Total losses	18.2%	17.1%	17.0%

The rolling annual rate of total losses for 2018 increased to 18.2%, compared to 17.1% of the previous year. In Regions II and III, new shantytowns were formed while existing shantytowns continued to grow. In 2018, the increase in total losses is mainly due to the theft of energy in these areas.

In 2018, the plan aimed at normalizing clandestine consumers, inactive users and chronic delinquent users remained in force, substantially increasing the installation of MIDE energy integrated meters by 92,902 out of a total 142,728 meters.

Additionally, in 2018 a new type of multiple concentric network (“MULCON”) was designed to leverage the MIDE meter’s functionalities increasing damage resistance. Due to positive results, it is being implemented in neighborhoods with high fraud rates. Furthermore, 103,729 tariff 1 (small demand) meter inspections were carried out with 51.64% effectiveness. As part of the initiative to diminish energy losses, the Company normalized MIDEs users as well as 3,123 clandestine consumers with conventional meters.

However, the higher level of activity undertaken did not allow us to reach the level of losses set in 2018, which was also affected by a winter season with lower than average temperatures and a decrease in the consumption of large users. For more information, see “Item 4. Information on the Company—Business Overview—Energy Losses.”

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

Adjustment Agreement. On September 21, 2005, we entered into the Acta Acuerdo sobre la Adecuación del Contrato de Concesión del Servicio Público de Distribución y Comercialización de Energía Eléctrica (Adjustment Agreement), an agreement with the Argentine Government relating to the adjustment and renegotiation of the terms of our concession. Because a new Minister of Economy took office thereafter, we formally re-executed the Adjustment Agreement with the Argentine Government on February 13, 2006 under the same terms and conditions originally agreed. The ratification of the Adjustment Agreement by the Argentine Government was completed in January 2007. Pursuant to the Adjustment Agreement, the Argentine Government granted us an increase of 28% in our distribution margin, which includes a 5% increase to fund specified capital expenditures we are required to make under the Adjustment Agreement. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Edenor’s Capital expenditures.” The increase was effective retroactively from November 1, 2005 and remained in effect until the approval of the new tariff scheme under the RTI, in February 2017.

The Adjustment Agreement also contemplated a cost adjustment mechanism for the transitional period during which the RTI process was being conducted. This mechanism, known as the Cost Monitoring Mechanism, or CMM, took into consideration, among other factors, the wholesale and consumer price indexes, exchange rates, the price of diesel and construction costs and salaries, all of which are weighted based on their relative importance to operating costs and capital expenditures.

On January 30, 2007, the ENRE formally approved our new tariff schedule reflecting the 28% increase in the distribution margins charged to our non-residential users contemplated by the Adjustment Agreement. In addition, because the Adjustment Agreement is effective retroactively from November 1, 2005, the ENRE applied the CMM retroactively in each of May and November 2006, the dates in each year on which the ENRE is required to apply the CMM.

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

On November 23, 2012, the ENRE issued Resolution No. 347/12, pursuant to which it established a fixed and variable charge differentiated by category of users, which the distribution companies will collect on account of the CMM adjustments stipulated in clause 4.2 of the Adjustment Agreement, and will use exclusively to finance infrastructure and corrective maintenance of their facilities. Such charges, which were clearly identified in the bills sent to users, were deposited in a special account to be managed by a Trustee. Such amounts were used exclusively to finance infrastructure and corrective maintenance of the facilities.

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

In addition, such resolution: (i) abrogated the PUREE; (ii) repealed SE Resolution No. 32/15 as from the date the ENRE resolution implementing the new tariff schedule that became effective; (iii) discontinued the application of mechanisms that imply the transfer of funds from CAMMESA in the form of loan agreements with CAMMESA; and (iv) ordered the implementation of the actions required to terminate the trusts created pursuant to ENRE Resolution No. 347/12. Resolution No. 2/16 of the ENRE partially repealed Resolution No. 347/12, discontinuing the FOCEDE and ordered the Company to open a special bank account with a Central Bank authorized entity where the funds received pursuant to Resolution No. 347/12 were deposited. Pursuant to ME&M Resolution No. 7/16, the ENRE issued Resolution No. 1/16 establishing a new tariff structure.

Integral Tariff Revision. During the year 2016, the Company, guided by the ENRE, complied with all the procedural obligations required to complete the RTI process set forth in the Adjustment Agreement. The RTI process was completed on February 1, 2017, on which date the ENRE issued Resolution No. 63/17. Such resolution established a new tariff schedule which included a VAD maximum increase of 42% for February 2017, as well as two additional phase increases for the months of November 2017 and February 2018. On January 31, 2019, ENRE Resolution No. 25 approved the values of Edenor’s tariff scheme as from February 1, 2019. Moreover, on January 31, 2019, pursuant to Resolution No. 27/19, the ENRE approved the VAD updates for the second six-month period of 2018 and the pending update corresponding to the first six-month period of 2019, totaling a 32.0% increase applicable as from March 1, 2019.

The following table sets forth the relative weight of our distribution margin in our average tariffs per category of user (other than wheeling system, public lighting and shantytown users) in our concession area at the dates indicated. Although the VAD and electric power purchases per category of user are the same, we are subject to different taxes in the Province of Buenos Aires and the City of Buenos Aires.

	VAD
Tariff(1)	November	January	February	October 2008	Res.1301	Res. 1	Res. 92/17	Res. 92/17	Res. 603/17	Res. 33/18	Res. 208/18	Res. 25/19	Res. 27/19
	2001	2005	2007		2011(2)	2016	Feb. 2017	Mar. 2017	Dic. 2017	Dic. 2017	Feb. 2018	Feb. 2019	Mar. 2019
Residential
TIRI (0-300)	49.40%	44.50%	44.50%	44.69%	11.26%	30.63%	26.60%	19.07%	18.10%	18.23%	15.24%	11.46%	14.41%
TIRI2 (301-650)	36.20%	33.00%	33.00%	30.81%	4.80%	15.40%	23.49%	16.54%	15.20%	15.31%	12.69%	9.44%	12.03%
TIR# (651-800)				32.08%	4.55%	14.48%	26.66%	19.15%	17.74%	17.73%	14.81%	11.12%	14.02%
TIR4 (801-900)				31.63%	4.32%	13.91%	29.46%	21.55%	20.08%	19.98%	16.81%	12.74%	15.95%
TIR5 (90-1000)				32.75%	4.35%	14.04%	33.25%	24.91%	23.42%	23.20%	19.72%	15.14%	18.78%
TIR6 (1001-1200)				26.29%	4.19%	15.98%	37.51%	28.95%	27.52%	27.09%	23.31%	18.20%	22.31%
TIR 7 (1201-1400)				27.18%	3.98%	15.25%	41.21%	32.64%	32.80%	34.80%	30.69%	24.81%	30.91%
TIR8 (1401-2800)				25.94%	4.81%	17.83%	45.69%	37.36%	40.50%	42.35%	38.30%	32.13%	36.57%
TIR9 (> 2800)				22.50%	3.84%	14.81%	46.83%	38.62%	39.94%	40.79%	36.69%	30.53%	35.18%

Commercial - small demands
TIG1	55.10%	40.00%	47.80%	48.76%	21.91%	53.18%	53.79%	45.89%	48.82%	47.19%	43.14%	37.48%	42.91%
TIG2	53.60%	31.10%	43.60%	42.39%	15.97%	41.52%	52.94%	44.89%	47.86%	46.18%	42.08%	36.38%	41.77%
TIG3				37.40%	9.13%	24.24%	52.74%	44.65%	47.54%	45.92%	41.81%	36.11%	41.32%

Commercial - medium demand
T2	43.30%	27.90%	35.50%	38.03%	16.03%	44.80%	74.36%	74.36%	43.55%	43.41%	39.03%	31.83%	37.30%

Industrial
T3 low voltage below 300kw	44.20%	26.50%	34.30%	37.86%	15.37%	43.74%	46.90%	37.97%	39.76%	39.59%	35.14%	27.96%	33.33%
T3 low voltage over 300kw	42.60%	24.50%	32.10%	27.09%	11.99%	22.80%	23.80%	23.52%	27.24%	29.40%	22.50%	18.29%	22.82%
T3 medium voltage below 300kw	29.30%	14.10%	19.70%	25.25%	8.46%	30.72%	30.38%	22.08%	23.59%	23.43%	19.76%	14.58%	18.37%
T3 medium volgate over 300kw	27.30%	12.30%	17.50%	17.71%	7.09%	14.50%	13.19%	13.00%	15.44%	17.13%	12.31%	9.59%	12.43%

Average Tariff	41.20%	28.50%	33.90%	33.16%	9.57%	28.33%	39.08%	32.46%	32.18%	32.41%	27.75%	22.09%	26.83%

	Average Taxes
Tariff(1)	November	January	February	October 2008	Res.1301	Res. 1	Res. 92/17	Res. 92/17	Res. 603/17	Res. 33/18	Res. 208/18	Res. 25/19	Res. 27/19
	2001	2005	2007		2011(2)	2016	Feb. 2017	Mar. 2017	Dic. 2017	Dic. 2017	Feb. 2018	Feb. 2019	Mar. 2019
Residential
TIRI (0-300)	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%
TIRI2 (301-650)	29.20%	29.20%	29.20%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR# (651-800)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR4 (801-900)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR5 (90-1000)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR6 (1001-1200)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR 7 (1201-1400)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR8 (1401-2800)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR9 (> 2800)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%

Commercial - small demands
TIG1	25.70%	25.70%	25.70%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%
TIG2	25.60%	25.60%	25.60%	25.64%	25.64%	25.64%	25.64%	25.64%	25.64%	25.64%	25.64%	25.64%	25.64%
TIG3				25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%

Commercial - medium demand
T2	25.60%	25.60%	25.60%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%

Industrial
T3 low voltage below 300kw	25.70%	25.70%	25.70%	25.66%	25.66%	25.66%	25.66%	25.66%	25.66%	25.66%	25.66%	25.66%	25.66%
T3 low voltage over 300kw	25.60%	25.60%	25.60%	25.62%	25.62%	25.62%	25.62%	25.62%	25.62%	25.62%	25.62%	25.62%	25.62%
T3 medium voltage below 300kw	25.70%	25.70%	25.70%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%
T3 medium volgate over 300kw	25.70%	25.70%	25.70%	25.69%	25.69%	25.69%	25.69%	25.69%	25.69%	25.69%	25.69%	25.69%	25.69%

Average Tariff	27.20%	27.20%	27.20%	27.24%	27.24%	27.24%	27.24%	27.24%	27.24%	27.24%	27.24%	27.24%	27.24%

	Electric Power Purchases
Tariff(1)	November	January	February	October 2008	Res.1301	Res. 1	Res. 92/17	Res. 92/17	Res. 603/17	Res. 33/18	Res. 208/18	Res. 25/19	Res. 27/19
	2001	2005	2007		2011(2)	2016	Feb. 2017	Mar. 2017	Dic. 2017	Dic. 2017	Feb. 2018	Feb. 2019	Mar. 2019
Residential
TIRI (0-300)	21.90%	26.80%	26.80%	26.61%	60.00%	40.65%	44.71%	52.23%	53.20%	53.07%	56.06%	59.84%	56.89%
TIRI2 (301-650)	34.60%	37.80%	37.80%	39.95%	65.91%	55.33%	47.28%	54.23%	55.57%	55.45%	58.08%	61.32%	58.74%
TIR# (651-800)				38.68%	66.15%	56.23%	44.11%	51.61%	53.02%	53.04%	55.96%	59.64%	56.74%
TIR4 (801-900)				39.13%	66.39%	56.81%	41.30%	49.22%	50.68%	50.78%	53.96%	58.03%	54.81%
TIR5 (90-1000)				38.02%	66.37%	56.69%	37.51%	45.86%	47.34%	47.56%	51.05%	55.62%	51.99%
TIR6 (1001-1200)				44.48%	66.51%	54.73%	33.26%	41.81%	43.25%	43.67%	47.46%	52.57%	48.45%
TIR 7 (1201-1400)				43.59%	66.73%	55.47%	29.55%	38.13%	37.96%	35.96%	40.08%	45.95%	39.86%
TIR8 (1401-2800)				44.83%	65.89%	52.88%	25.08%	33.40%	30.27%	28.41%	32.47%	38.63%	34.20%
TIR9 (> 2800)				48.26%	66.88%	55.92%	23.93%	32.15%	30.83%	29.98%	34.08%	40.24%	35.58%

Commercial - small demands
TIG1	19.20%	34.30%	26.50%	25.55%	52.34%	21.11%	20.53%	28.43%	25.50%	27.13%	31.18%	36.84%	31.40%
TIG2	20.70%	43.20%	30.70%	31.97%	58.29%	32.79%	21.42%	29.47%	26.50%	28.19%	32.28%	37.98%	32.60%
TIG3				37.57%	65.12%	48.04%	21.63%	29.71%	26.82%	28.44%	32.56%	38.25%	33.05%

Commercial - medium demand
T2	31.00%	46.40%	38.90%	36.34%	58.15%	29.47%	0.18%	0.29%	30.81%	30.95%	35.34%	42.54%	37.07%

Industrial
T3 low voltage below 300kw	30.10%	47.80%	40.10%	36.48%	58.84	30.53%	27.44%	36.36%	34.58%	34.75%	39.20%	46.38%	41.01%
T3 low voltage over 300kw	31.80%	49.90%	42.30%	47.29%	62.29	51.55%	50.58%	50.86%	47.14%	44.99%	51.88%	56.10%	51.56%
T3 medium voltage below 300kw	45.00%	60.30%	54.60%	49.06%	65.73	43.51%	43.94%	52.24%	50.73%	50.88%	54.55%	59.73%	55.94%
T3 medium volgate over 300kw	47.00%	62.00%	56.80%	56.60%	67.11	59.77%	61.11%	61.31%	58.87%	57.18%	61.99%	64.72%	61.87%

Average Tariff	31.50%	44.20%	38.90%	39.60%	63.10%	44.38%	33.69%	40.30%	40.58%	40.35%	45.01%	50.68%	45.93%

(1)       T1R1 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is less than or equal to 300 KWh. T1R2 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 300 KWh but less than 650 KWh. TIR3 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 650 KWh but less than 800 KWh. TIR4 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 800 KWh but less than 900 KWh. TIR5 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 900KWh but less than 1,000 KWh TIR6 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,000 KWh but less than 1,200 KWh. TIR7 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,200 KWh but less than 1,400 KWh. TIR8 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,400 KWh but less than 2,800 KWh. TIR9 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 2,800KWh. T1G1 refers to commercial users whose peak capacity demand is less than 10kW and whose bimonthly energy demand is less than or equal to 1600 KWh. T1G2 refers to commercial users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1600 KWh but less than 4,000 KWh. T1G3 refers to commercial users whose peak capacity demand is greater than 4,000 KWh. T2 refers to commercial users whose peak capacity demand is greater than 10 kW but less than 50 KW. T3 refers to users whose peak capacity demand is equal to or greater than 50 kW. The T3 category is applied to high-demand users according to the voltage (tension) at which each user is connected. Low tension is defined as voltage less than or equal to 1 kV and medium tension is defined as voltage greater than 1kV but less than 66 kV.

(2)       On November 7, 2011, the SE issued Resolution No. 1,301/11, which established the summer scheduling, eliminating Argentine Government grants to certain economic activities, which, in accordance with the provisions of the Resolution, are in conditions to pay the actual cost that needs to be incurred for being supplied with their demand of electricity. The removal of Argentine Government grants has been extended to residential users, who were classified by geographical areas and type of residence. The modification related only to electricity purchase prices in the Wholesale Electricity Market, for which reason the Company’s VAD (value added for distribution) remained almost unchanged.

Integral Tariff Revision (RTI).

An integral tariff proposal includes, among other factors, a recalculation of the compensation we receive for our distribution services, including taxes that are not currently passed onto our users (such as taxes on financial transactions), a revised analysis of our distribution costs, modifications to our quality of service standards and penalty scheme and, finally, a revision of our asset base and rate of return.

On April 1, 2016, pursuant to Resolution No. 55/16 issued by ENRE, the RTI process was approved, which set the criteria and methodology to be applied throughout the RTI process, as well as the corresponding working plan.

On September 5, 2016, we submitted our electricity rate schedule proposal for the next five year period. For purposes of the rate proposal, we: determined the capital base using the depreciated NRV method; submitted the 2017-2021 investment plan; submitted a detail of the operating expenses; and submitted all other data requested by the ENRE.

On February 1, 2017, the ENRE issued Resolution No. 63/17 pursuant to which, the ENRE approved a new tariff scheme which set our VAD for the following five-year period. Such income was established by applying the NRV methodology, but over a slightly lower base capital than the one we had submitted in our proposal.

Our operating expenses were determined based on a model that values the resources required for our operations, in line with a “model company” with competent operation costs, including some corrections resulting from the current inefficiencies detected in the Company. In this regard, expenses were calculated annually based on the real network, by incorporating in each year the facilities needed to achieve the quality service required throughout the tariff period, with improvements in the facilities by increasing prevention related maintenance and projected investments. In this regard, the income requirements needed to cover the costs calculated for the 2017-2021 tariff period were established.

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

•        the conditions for the settlement of the outstanding balance with CAMMESA at the date of issuance of SEE Resolution No. 32/15; and

•        the treatment to be given to the penalties and discounts determined by the ENRE, which payment/crediting is pending.

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

On November 30, 2017, pursuant to Resolution No. 603/17, the ENRE approved the CPD values, applicable as from December 1, 2017, and retroactively to consumption recorded in the months of August through November 2017, which was billed in two installments, December 2017 and January 2018. Additionally, the resolution approved the Company’s electricity rate schedule applicable to consumption recorded as from December 1, 2017.

On January 31, 2018, the ENRE issued Resolution No. 33/18 whereby it approved the values of CPD, the values of the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 329/17, and the values of the Company’s electricity rate schedule applicable to consumption recorded as of February 1, 2018. Additionally, it provided that the average electricity rate value amounts to Ps.2.4627 Ps./KWh. Furthermore, such Resolution approved the new CPD adjustments (last stage of 17% according to Resolution No. 63/17, the inflation adjustment of 11.9% for the period July-December 2017 and stimulus factor “E” of -2.51%) and determined the deferred income to be recovered in 48 instalments for a total amount of Ps.8,094.2 million. Additionally, it reported that the value of the average tariff reached Ps.2.4627/KWh.

On July 31, 2018, the ENRE issued Resolution No. 208/18, pursuant to which it approved, the CPD for January 2018 through June 2018 of which 7.93% was applied as of August 1, 2018, and 6.51% in six consecutive monthly installments as of February 1, 2019. The CPD amounted to 15.85%. Moreover, Resolution No. 208/18 established a system of caps for the social tariff as well as the values that the Company had to apply to determine and credit discounts in the electricity bills of the users affected by deficiencies in the quality of the technical product and/or the quality of the technical and commercial service from 2018 to February 2019. Additionally, the informed average electricity rate value amounted to Ps. 2.9871/KWh.

On December 27, 2018, Resolution No. 366/18 issued by the SGE approved the summer seasonal programming for the WEM submitted by CAMMESA, thus determining new prices for power capacity, energy and transmission for February 2019 to October 2019 period. Furthermore, the social tariff and savings bonuses for the residential tariff were eliminated, as beneficiaries have been transferred to the provincial jurisdictions  As of the date of issuance of this document, the Province of Buenos Aires and the City of Buenos Aires are complying with the payment of the social rate on a regular basis.

On January 31, 2019, ENRE Resolution No. 25 approved the values of Edenor’s tariff scheme as from February 1, 2019 and incorporated the new power capacity reference prices and stabilized prices for energy determined by the SGE until April 30, 2019. In turn, the ENRE informed that under the transfer of jurisdiction from the Argentine Government to the Province of Buenos Aires and the City of Buenos Aires, the guidelines for the social tariff regime effective as of December 31, 2018 will remain in effect. The Company is currently negotiating the implementation of this benefit in both jurisdictions.

Moreover, on January 31, 2019, pursuant to Resolution No. 27/19, the ENRE approved the VAD updates for the second six-month period of 2018 and the pending update corresponding to the first six-month period of 2019, totaling a 32.0% increase applicable as from March 1, 2019. Additionally, the application of the new -1.59% “E”-factor adjustment will be deducted from cumulative inflation updates.

Furthermore, the cost of deferrals for August 2018 through February 2019 and for the month of February 2019, totaled Ps.1,005 million and Ps.841 million respectively, and will be paid in 5 installments as from March 2019. Additionally, Ps.51 million will be collected under the same modality due to the partial recognition of the appeal filed by Edenor to Resolution No. 208/18, which acknowledged additional costs not that had not been calculated as part of prior tariffs.

Social Tariff Regime. According to the Adjustment Agreement, we are required to apply a social tariff regime as part of our revised tariff structure resulting from the RTI. This regime is a system of subsidized tariffs for the sectors of the community to be approved by the ENRE in the context of the RTI. The social tariff regime provides sectors of the community with the same service and quality of service as other users. The beneficiaries under this regime must register with the Argentine Government and meet certain criteria, including not owning more than one home and having a level of electricity consumption that is not higher than limit established by the Argentine Government.

In January 2016, pursuant to Resolution No. 6/16, the Argentine Government introduced a social tariff for residential users who comply with certain consumption requirements, which includes a full exemption for monthly consumptions below or equal to 150 KWh and preferential tariffs for users who exceed such consumption level but achieve a monthly consumption lower than that of the same period in the immediately preceding year.

Pursuant to Resolution No. 63/17, the ENRE ratified this measure, maintaining the zero cost modality for monthly consumptions below or equal to 150 KWh and preferential tariffs for consumption that exceeds such level, updating the values in accordance with the new tariff scheme.

Resolution No 603/17 determined a new methodology for social tariff. It established: (1) a 100% discount in the stabilized price of energy for monthly consumptions below or equal to 150 KWh (base consumption); for the monthly consumption above the base consumption, (2) a 50% discount in the stabilized price of energy for the monthly consumptions below or equal 150 KWh; and (3) non-discount for the rest of the surplus consumption. Moreover, a scheme of maximum percentages was established in social tariff user’s invoices with respect to what would be paid, before taxes, by residential users of equal consumption.

On December 27, 2018, the social tariff and savings bonuses for the residential tariff were eliminated by Resolution No. 366/18 issued by the SGE.

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

The following table sets forth the amount of electricity generated in Argentina and our electricity purchases in each of the periods indicated.

Year	Electricity demand in Gwh(1)	Edenor demand in Gwh(2)	Edenor’s demand as % of total demand
2008	105,959	20,863	19.7%
2009	104,592	20,676	19.8%
2010	110,767	22,053	19.9%
2011	116,418	23,004	19.8%
2012	131,944	23,933	18.1%
2013	125,162	24,902	19.9%
2014	126,421	24,860	19.7%
2015	131,998	26,322	19.9%
2016	133,111	26,838	20.2%
2017	132,426	25,950	19.6%
2018	132,925	25,906	19.5%

Source: CAMMESA

(1)     Includes demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).

(2)     Calculated as electricity purchased by us and our wheeling system users.

Beginning in mid-2001 through 2002, the decline in the overall level of economic activity and the deterioration in the ability of many of our users to pay their bills as a result of the crisis led to an overall decrease in demand for electricity and an increase in non-technical energy losses. After the economic crisis, however, demand started growing again, increasing an average of 4.3% per annum from 2003 through 2013. However, the demand for electricity declined 2.5% in 2009 as a consequence of the global financial crisis. This increase in demand was due to renewed growth in the Argentine economy since the second half of 2003 and the relative low cost of energy to consumers, in real terms, resulting from the freeze of our distribution margin and the elimination of the inflation adjustment provisions of our concession in 2002. In 2014, the demand decreased by 2% as a consequence of the devaluation that took place in the second semester of such year, while in 2016 a decrease of 1% was mainly due to the slight contraction in the economic activity of certain sectors, the implementation of rational use strategies by our larger commercial users and to the Industrial Production Index decrease in the case of industrial users, whose joint participation represents more than 50% of the electricity consumption in our concession area. In 2017, the decline in demand was more pronounced, decreasing by 3.6%, in line with the decrease in the demand of the WEM and can be explained by the combination of three factors: economic recession, elasticity to price (in accordance with the tariff increases settled by Resolution No 33/18) and warmer and more uniform average temperatures than in the prior five years. Nevertheless, industrial users, whose participation represents 38% of the electricity consumption, showed the lowest decline in demand, of around 0.4%, in accordance with the recovery of the Industrial Production Index.

In 2018, the demand of electricity amounted to 25,906 GWh, which represented a 0.17% decrease as compared to 2017, whereas the WEM’s demand amounted to 132,925 GWh, slightly above that of 2017. The fall in Edenor’s demand was mainly due to temperature, elasticity, the price and the level of the economic activity.

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

Capacity demand

Demand for installed capacity to deliver electricity generally increases with growth in demand for electricity. However, since the 2001 and 2002 crisis, with the exception of two thermal generation plants, no new generation plants have been built in Argentina. Despite the lack of new generation plants, the Argentine Government has implemented some economic incentives, such as those in the Plus Energy Program, which have served to increase generating capacity in existing generation plants such as Central Térmica Güemes and Central Loma de la Lata. A lack of generation capacity would place limits on our ability to grow and could lead to increased service disruptions, which could cause an increase in our fines. See “Item 3. Key Information—Risk factors—Risks Relating to the Electricity Distribution Sector—If we experience continued energy shortages in the face of growing demand for electricity, our ability to deliver electricity to our users could be adversely affected, which could result in user claims, material penalties, Government intervention and decreased results of operations.”

In response to the lack of private investment in new generation plants, the Argentine Government undertook a project to construct two 800 MW thermal generation plants, Central Termoeléctrica Manuel Belgrano and Central Termoeléctrica General San Martín. Construction of these two plants was completed and operations commenced in 2009. The two plants were constructed with funds derived from three sources: net revenues of generators derived from energy sales in the spot market, a special charge to our non-residential users per MWh of energy billed and a specific charge from CAMMESA applicable to large users. In addition to the construction of these two new thermal generation plants, in September 2006 the SE issued Resolution No. 1,281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution aims to create incentives for energy generation plants to meet increasing energy needs. The Government has also required us to finance 24% and Edesur 26%, of the construction costs of two high-tension 220 kV lines between the Central Puerto and Central Costanera generators and the Malaver network, which provide access to an additional 600MW of energy from the Central Puerto and Central Costanera generators that currently cannot be distributed due to saturation of their grids. In May 2012, we finished the construction of the 220kV linking lines of the local generators Central Puerto and Central Costanera with Edenor network, through Malaver substations. This extension pursuant to Resolution No. 1,875/05 of the SE permitted an increase in supply capacity by 600 MW from Central Puerto and Central Costanera generators. In December 2012, the third transformer of 300 MVA-220/132 kV was put into service in Malaver’s substation.

During January 2017, a new temporary 500/132 kV transformer of 300 MVA was installed in SE Rodríguez, which allowed the entry of more power from the WEM. This transformer was replaced by a definitive one of 500 MVA during 2018. In addition, during 2017 a new type of thermal generation (by means of transportable modules) has been directly connected to Edenor’s high voltage network, with an aim to decrease the saturation of these networks: CT Zappalorto (APR), CT Pilar (Pampa Energía S.A.), CT Matheu II (APR). In 2018, CT Matheu III (Araucaria) was began operating and a new 220/132 kV transformer of 300 MVA was installed in SE Ezeiza.

We cannot assure you that these new generation plants will be able to serve our energy demands in the manner we anticipate.

Seasonality of Demand

Seasonality has a significant impact on the demand for electricity in our concession area, with electricity consumption peaks in summer and winter. The impact of seasonal changes in demand is registered primarily in our residential and small commercial user categories. The seasonal changes in demand are attributable to the impact of various climatological factors, including weather and the amount of daylight time, on the usage of lights, heating systems and air conditioners.

The impact of seasonality on industrial demand for electricity is less pronounced than on the residential and commercial sectors, primarily because different types of industrial activity by their nature have different seasonal peaks, such that the climatic effect is more varied.

The chart below shows seasonality of demand in Edenor’s residential user category for the periods indicated.

               The chart below shows seasonality of demand in Edenor’s small commercial user category for the periods indicated.

The chart below shows seasonality of demand in Edenor’s medium commercial user category for the periods indicated.

The chart below shows seasonality of demand in Edenor’s industrial user category for the periods indicated.

Taxes on Electricity Tariffs

Sales of electricity within our service area are subject to certain taxes, levies and charges at the federal, provincial and municipal levels. These taxes vary according to location and type of user. In general, residential and Governmental users are subject to a lower tax rate than commercial and industrial users. Similarly, taxes are typically higher in the Province of Buenos Aires than in the City of Buenos Aires. All of these taxes are billed to our users along with electricity charges.

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

We seek to maintain a flexible cost base by achieving an optimal level of outsourcing, which allows us to respond more quickly to changes in our market. We had 4,922 employees and contracts with third-party services companies that count with 7,397 employees as of December 31, 2018. See “Item 6. Directors, Senior Management and Employees—Employees.”

Our principal material and supply expenses consist of purchases of wire and transformers (i.e., electromagnetic devices used to change the voltage level of alternating‑current electricity), which we use to maintain our network.

Summary of Historical Results of Operations

The following table provides a summary of our operations for the years ended December 31, 2018, 2017 and 2016.

Statement of comprehensive income (loss)

	2018	2018	2017	2016
	US$	Ps.	Ps.	Ps.
Continuing operations
Revenue from sales (1)	1,484.2	55,953.6	39,602.9	25,826.8
Electric power purchases	(845.5)	(31,875.7)	(20,820.3)	(11,989.6)
Subtotal	638.7	24,077.9	18,782.6	13,837.2
Transmission and distribution expenses	(289.5)	(10,912.7)	(9,247.1)	(13,263.9)
Gross income (Loss)	349.2	13,165.2	9,535.5	573.3

Selling expenses	(133.5)	(5,032.7)	(3,567.8)	(3,379.3)
Administrative expenses	(76.2)	(2,872.1)	(2,504.5)	(2,288.0)
Other operating income	8.5	321.8	157.8	172.1
Other operating expense	(43.6)	(1,642.6)	(1,260.5)	(1,085.2)
Gain from interest in joint ventures	-	1.6	10.1	-
Operating profit (loss) before income from provisional remedies higher costs recognition and SE Resolution 32/15	104.4	3,941.2	2,370.6	(6,007.1)
Recognition of income – provisional remedies – MEyM Note 2016-04484723	-	-	-	2,074.2
Income recognition on account of the RTI - SE Resolution 32/15	-	-	-	958.3
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	-	-	-	185.4
Operating profit (loss)	104.4	3,941.2	2,370.6	(2,789.2)

Financial income	17.8	671.8	453.8	384.6
Financial expenses	(132.0)	(4,976.7)	(2,570.3)	(2,589.2)
Other financial results	(52.1)	(1,965.3)	(168.5)	(87.3)
Net financial expense	(166.3)	(6,270.2)	(2,285.0)	(2,291.9)

Gain on net monetary position	225.6	8,503.9	5,505.1	5,469.1

Profit (loss) before taxes	163.7	6,174.9	5,590.7	388.0

Income tax	(49.8)	(1,877.4)	(510.1)	(147.3)

Profit (loss) for the year	113.9	4,297.5	5,080.6	240.7

Profit (loss) for the year attributable to:
Owners of the Company	113.9	4,297.5	5,080.6	240.7
Profit (loss) for the year	113.9	4,297.5	5,080.6	240.7

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	(0.1)	(5.6)	22.2	14.4
Tax effect of actuarial result on benefit plans	-	1.7	(7.2)	(5.0)
Total other comprehensive income (loss)	(0.1)	(3.9)	15.0	9.4

Comprehensive income for the year attributable to:
Owners of the parent	113.9	4,293.6	5,095.6	250.1
Comprehensive profit for the year	113.9	4,293.6	5,095.6	250.1

Basic and diluted earnings profit per share:
Basic and diluted earnings profit per share	0.13	4.83	5.66	0.27

Basic and diluted earnings profit per ADS (2):
Basic and diluted earnings profit per ADS from continuing operations	2.56	96.43	113.45	5.58

(1)     Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year.

(2)     Each ADS represents 20 Class B common shares.

Year Ended December 31, 2018 compared with Year Ended December 31, 2017.

Revenue from sales

Revenue from sales increased by 41%, to Ps.55,953.6 million for the year ended December 31, 2018, from Ps.39,602.9 million for the year ended December 31, 2017, mainly due to the increase in the cost of energy purchases which represents 74% of the variation, and the remaining percentage of the variation is represented by the implementation of the VAD update pursuant to the RTI process, together with certain bi-annual CPD adjustments. During 2018, VAD updates for a total of 87.7% were applied, and the last update occurred during the first six months of 2018, which was partial as the remainder was deferred for March 2019. This revenue increase from sales was partially offset by a 2% decrease in the volume of energy sales.

Electric Power Purchases

The amount of electric power purchases increased by 53%, to Ps.31,875.7 million for the year ended December 31, 2018, from Ps.20,820.3 million for the year ended December 31, 2017. This increase was mainly due to an increase in the average price of sales resulting from new reference seasonal prices for electricity in December 2017, February 2018 and August 2018 established by Resolution No. 1,091/17 and Provision No. 75/18 of the SEE. Despite this increase, the reference seasonal price for residential users remains partially subsidized by the Argentine Government, especially in the case of residential users.

Our volume of electric power purchases for the year ended December 31, 2018 amounted to 25,906 GWh, which represented a 0.2% decrease in demand as compared to 2017.

Energy losses increased to 18.2% for the year ended December 31, 2018, compared to 17.1% for the year ended December 31, 2017, and was mainly generated by increased fraud that may be associated with the economic recession and the impact of tariff increases. For more information, see “—Factors Affecting Our Results of Operations—Recognition of Cost of Energy Losses.”

Transmission and Distribution Expenses

Transmission and distribution expenses increased by 18% to Ps.10,912.7 million for the year ended December 31, 2018, compared to Ps.9,247.1 million for the year ended December 31, 2017. This increase was mainly due to a collection of fines and penalties of Ps.719.8 million in 2017, an increase in 2018, in penalties as a result of new penalties imposed by ENRE Resolution No. 91/18 for breaches in reading and billing terms, the change the calculation of the penalties methodology and an increase in fees for third-party services, mainly due to a higher number of market discipline works, such as an increase in street crew workers, associated with the losses reduction plan, higher expenses in preventive and corrective maintenance works such as pruning, changes of posts, the gathering of data on anomalies, the rental of generating units and the repair of sidewalks. Such increases in expenses were partially offset by a decrease in costs for salaries and social security taxes.

As a percentage of revenue from sales, transmission and distribution expenses decreased to 19.4% for the year ended December 31, 2018, compared to 23.3% for the year ended December 31, 2017.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated.

	Year ended December 31,
	2018		% of 2018	2017		% of 2017
			net sales			net sales

Salaries and social security taxes	4,331.4	39.7%	7.7%	4,997.8	54.0%	12.6%
Supplies consumption	790.4	7.2%	1.4%	687.2	7.4%	1.7%
Fees and remuneration for services	1,411.8	12.9%	2.5%	1,082.0	11.7%	2.7%
Depreciation of property, plant and equipment	2,014.9	18.5%	3.6%	1,740.2	18.8%	4.4%
ENRE penalties	2,064.3	18.9%	3.7%	428.0	4.6%	1.1%
Others	299.9	2.8%	0.5%	311.9	3.4%	0.8%
Total	10,912.7	100%	19.4%	9,247.1	100%	23.3%

Gross profit

Our gross profit, including transmission and distribution expenses, increased by Ps.3,629.7 million, or 38%, to Ps.13,165.2 million for the year ended December 31, 2018, from Ps.9,535.5 million for the year ended December 31, 2017. This increase was mainly attributable to the application of the new RTI tariff schedules, partially offset by higher operating expenses.

Selling Expenses

Our selling expenses are related to user services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses increased by 41% to Ps.5,032.7 million for the year ended December 31, 2018, from Ps.3,567.8 million for the year ended December 31, 2017. This increase of Ps.1,464.9 million was mainly due to: (i) an increase in doubtful account charges driven by an increase of the delinquent balance, (ii)an increase in taxes paid driven by an expansion of our taxable income base that accompanied the tariff increase, (iii) an increase in fees for third-party services, mainly explained by a higher expenses associated with the distribution of bills. These increases were partially offset by a decrease in costs for salaries and social security taxes.

As a percentage of net sales, selling expenses remained stable at 8.5% of net sales in the years ended December 31, 2018 and 2017.

The following table sets forth the principal components of our selling expenses for the years indicated.

	Year ended December 31,
	2018		% of 2018	2017		% of 2017
			net sales			net sales
Salaries and social security taxes	777.0	15.4%	1.4%	887.0	24.9%	2.2%
Allowance for the impairment of trade and other receivables	977.5	19.4%	1.7%	391.6	11.0%	1.0%
Communication expenses	269.7	5.4%	0.5%	289.4	8.1%	0.7%
Fees and remuneration for services	1,040.2	20.7%	1.9%	876.6	24.6%	2.2%
ENRE penalties	1,052.1	20.9%	1.9%	428.7	12.0%	1.1%
Taxes and charges	598.9	11.9%	1.1%	395.3	11.1%	1.0%
Others	317.3	6.3%	0.6%	299.2	8.4%	0.8%
Total	5,032.7	100%	9.1%	3,567.8	100%	9.0%

Administrative Expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation third-party services and taxes.

Administrative expenses increased by 15%, to Ps.2,872.1 million for the year ended December 31, 2018, from Ps.2,504.5 million for the year ended December 31, 2017. This increase was mainly due to an increase in fees and remuneration for services.

As a percentage of revenue from sales, administrative expenses decreased to 5% for the year ended December 31, 2018, as compared to 6.4% for the year ended December 31, 2017.

The following are the principal components of our administrative expenses for the years indicated.

	Year ended December 31,
	2018		% of 2018	2017		% of 2017
			net sales			net sales
Salaries and social security taxes	914.5	31.8%	1.6%	917.2	36.6%	2.3%
Leases and insurance	180.2	6.3%	0.3%	182.0	7.3%	0.5%
Fees and remuneration for services	1,007.2	35.1%	1.8%	820.2	32.7%	2.1%
Security Services	128.7	4.5%	0.2%	141.2	5.6%	0.4%
Depreciation of property, plants and equipments	246.4	8.6%	0.4%	132.7	5.3%	0.3%
Taxes and charges	162.5	5.7%	0.3%	32.0	1.3%	0.1%
Others	232.6	8.1%	0.4%	279.2	11.1%	0.7%
Total	2,872.1	100%	5.0%	2,504.5	100%	6.4%

Other operating (expenses) income

Other operating (expenses) income include mainly provision for contingencies and debit and credit tax. Other operating (expenses) income, increased by 20% for a net loss of Ps.1,320.8 million for the year ended December 31, 2018, compared to a net loss of Ps.1,102.7 million for the year ended December 31, 2017. The increase was mainly due to a growth in provisions for contingencies attributable to the existence of new cases and increase in interest rates, and in debit and credit taxes.

Operating profit

Our operating results increased by Ps.1,570.6 million, from a profit of Ps.2,370.6 million for the year ended December 31, 2017 to a gain of Ps.3,941.2million for the year ended December 31, 2018, mainly due to the increase in revenue from sales.

Net Financial Expense

Net financial expense totaled Ps.6,270.2 million for the year ended December 31, 2018, compared to Ps.2,285 million for the year ended December 31, 2017. This increase of Ps.3,985.2 million was mainly due to an increase in losses from exchange differences and in the commercial interest.

Income Tax

Our income tax charge was a loss of Ps.1,877.4 million in 2018, compared to a loss of Ps.510.1 million for 2017, mainly to the improvements in operating results arising from the application of the new tariff schedule in 2018.

Profit for the year

We recorded a profit of Ps.4,297.5 million for the year ended December 31, 2018, compared to a loss of Ps.5,080.6 million for the year ended December 31, 2017. In addition, during 2018 the profit for the year increased by Ps.8,503.9 million due to a gain on net monetary position, against Ps.5,505.1 million in 2017.

Year Ended December 31, 2017 compared with Year Ended December 31, 2016.

Revenue from sales

Revenue from sales increased by 53%, to Ps.39,602.9 million for the year ended December 31, 2017, from Ps.25,826.8 million for the year ended December 31, 2016, mainly due to: (i) the increase resulting from the application, as of February 2017, of the initial 42% VAD increase of the new tariff schedule resulting from the RTI pursuant to ENRE Resolution No. 63/17, as amended by ENRE Resolution No. 92/17, (ii) the application of the second VAD increase of 18% established in the RTI for November 1, that was subsequently implemented on December 1, 2017, after ENRE instructed us to postpone its implementation, (iii) the CPD values of 11,6% applicable as of December 1, 2017, and retroactively applied to consumption recorded from August to November 2017, and (iv) the extension of the Framework Agreement in 2017 for the period between January 1, 2015 and September 30, 2017 with the federal and provincial Governments. This increase was partially offset by lower electricity sales, which decreased by 3.4% GWh compared to the year ended December 31, 2016, mainly due to weather conditions, particularly a decrease of days with extremely high temperatures, and to a slight fall in the economic activity of certain specific sectors and a more rational use of energy.

Electric Power Purchases

The amount of electric power purchases increased by 74%, to Ps.20,820.3 million for the year ended December 31, 2017, from Ps.11,989.6 million for the year ended December 31, 2016. This increase was mainly due to tariff adjustments implemented as of February 1, 2017, to the tariffs paid by distributors to CAMMESA to account for seasonal demand. Subsequently, as of December 1, 2017, prices were adjusted in accordance with the provisions of Resolution No. 1,091/17 issued by the SEE, and a new stabilized reference value of energy and power was defined whose implementation led to an increase in the cost of transmission with respect to electric power purchases.

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

Transmission and Distribution Expenses

Transmission and distribution expenses decreased by 30.3% to Ps.9,247.1 million for the year ended December 31, 2017, from Ps.13,263.9 million for the year ended December 31, 2016. This decrease was mainly due to a Ps.4,249.8 million decrease in fines and penalties which were calculated in accordance with Note No. 125,248 dated March 29, 2017, where the ENRE sets the new penalty calculation and adjustment mechanisms in relation to the control procedures, the service quality assessment methodologies and the penalty system applicable as from February 1, 2017 for the 2017 – 2021 period set by ENRE Resolution No. 63/17. This decrease was partially offset by an increase in costs for salaries and social security taxes and Fees and remuneration for services.

As a percentage of revenue from sales, transmission and distribution expenses decreased to 23.3% for the year ended December 31, 2017, from 51.4% for the year ended December 31, 2016.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated.

	Year ended December 31,
	2017		% of 2017	2016		% of 2016
			net sales			net sales

Salaries and social security taxes	4,997.8	54.0%	12.6%	5,104.8	38.5%	19.8%
Supplies consumption	687.2	7.4%	1.7%	513.3	3.9%	2.0%
Fees and remuneration for services	1,082.0	11.7%	2.7%	897.8	6.8%	3.5%
Depreciation of property, plant and equipment	1,740.2	18.8%	4.4%	1,739.3	13.1%	6.7%
ENRE penalties	428.0	4.6%	1.1%	4,677.8	35.3%	18.1%
Others	311.9	3.4%	0.8%	330.9	2.5%	1.3%
Total	9,247.1	100%	23.3%	13,263.9	100%	51.4%

Gross profit

Our gross profit, including transmission and distribution expenses, increased by Ps.8,962.2 million, or 1,563%, to Ps.9,535.5 million for the year ended December 31, 2017, from Ps.573.3 million for the year ended December 31, 2016. This increase was mainly attributable to the application of the new RTI tariff schedules, partially offset by higher operating expenses.

Selling Expenses

Our selling expenses are related to user services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses increased by 6% to Ps.3,567.8 million for the year ended December 31, 2017, from Ps.3,379.3 million for the year ended December 31, 2016. This increase of Ps.188.5 million was mainly due to: (i) an increase in doubtful accounts charges driven by the increase of the delinquent balance, (ii) an increase in taxes paid driven by an expansion of our taxable income base that accompanied the tariff increase, (iii) an increase in costs for salaries and social security taxes (attributable to an increase in employee compensation during 2017) and (iv) higher fees and compensation for services due to salary increases.

As a percentage of net sales, selling expenses decreased to 9% of net sales in the year ended December 31, 2017, from 13.1% for the year ended December 31, 2016.

The following table sets forth the principal components of our selling expenses for the years indicated.

	Year ended December 31,
	2017		% of 2017	2016		% of 2016
			net sales			net sales
Salaries and social security taxes	887.0	24.9%	2.2%	861.1	25.5%	3.3%
Allowance for the impairment of trade and other receivables	391.6	11.0%	1.0%	433.4	12.8%	1.7%
Communication expenses	289.4	8.1%	0.7%	251.4	7.4%	1.0%
Fees and remuneration for services	876.6	24.6%	2.2%	923.6	27.3%	3.6%
ENRE penalties	428.7	12.0%	1.1%	367.9	10.9%	1.4%
Taxes and charges	395.3	11.1%	1.0%	193.1	5.7%	0.7%
Others	299.2	8.4%	0.8%	348.8	10.3%	1.4%
Total	3,567.8	100%	9.0%	3,379.3	100%	13.1%

Administrative Expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation third-party services and taxes.

Administrative expenses increased by 9%, to Ps. 2,504.5 million for the year ended December 31, 2017, from Ps.2,288 million for the year ended December 31, 2016. This increase was mainly due to an increase in fees and remuneration for services, and an increase in salaries and social security taxes as a result of the staggered salary increases granted by the Company during 2017 in line with inflation.

As a percentage of revenue from sales, administrative expenses decreased to 6.4% for the year ended December 31, 2017, as compared to 8.8% for the year ended December 31, 2016.

The following are the principal components of our administrative expenses for the years indicated.

	Year ended December 31,
	2017		% of 2017	2016		% of 2016
			net sales			net sales
Salaries and social security taxes	917.2	36.6%	2.3%	987.7	43.2%	3.8%
Leases and insurance	182.0	7.3%	0.5%	174.0	7.6%	0.7%
Fees and remuneration for services	820.2	32.7%	2.1%	771.5	33.7%	3.0%
Security Services	141.2	5.6%	0.4%	85.5	3.7%	0.3%
Depreciation of property, plants and equipments	132.7	5.3%	0.3%	106.6	4.7%	0.4%
Taxes and charges	32.0	1.3%	0.1%	27.1	1.2%	0.1%
Others	279.2	11.1%	0.7%	135.6	5.9%	0.5%
Total	2,504.5	100%	6.4%	2,288.0	100%	8.8%

Other operating (expenses) income

Other operating (expenses) income include mainly provision for contingencies and debit and credit tax. Other operating (expenses) income, increased by 21% to a loss of Ps.1,102.7 million for the year ended December 31, 2017, compared to a loss of Ps.913.1 million for the year ended December 31, 2016. The increase was mainly due to a growth in provisions for contingencies, mainly due to the existence of new causes and increase in interest rates, and in debit and credit taxes.

Operating profit

Our operating results increased by Ps.5,159.8 million, from a loss of Ps.2,789.2 million for the year ended December 31, 2016 to a gain of Ps.2,370.6 million for the year ended December 31, 2017, mainly due to the increase in revenue from sales and the decrease in transmission and distribution expenses.

Net Financial Expense

Net financial expense totaled Ps.2,285 million for the year ended December 31, 2017, compared to Ps.2,291.9 million for the year ended December 31, 2016. This increase of Ps.6.9 million was mainly due to a decrease in changes in fair value of financial assets, partially offset by a profit increase in financial interest.

Income Tax

Our income tax charge was a loss of Ps.510.1 million in 2017, compared to a loss of Ps.147.3 million for 2016, mainly to (i) the improvements in operating results arising from the application of the new tariff schedule in 2017 and (ii) the effect of applying deferred tax assets and liabilities changes in income tax gains according to the tax reform on December 29, 2017 the National Executive Branch passed Act No. 27,430 for an amount of Ps.163.6 million (the income tax rate for Argentine companies will be gradually reduced from 35% to 30% for fiscal years beginning as from January 1, 2018 until December 31, 2019, and to 25% for fiscal years beginning as from January 1, 2020). See Item 10. Additional information – Taxation.

Profit for the year

We recorded a profit of Ps.5,080.6 million for the year ended December 31, 2017, compared to a profit of Ps.240.7 million for the year ended December 31, 2016. In addition to the above, during 2017 the profit of the year was increased in Ps.5,505.1 million due to a gain on net monetary position, against Ps.5,469.1 million in 2017.

Liquidity and capital resources

Sources and Uses of Funds

One of the milestone events of 2017 was the normalization of the regulatory framework, which included the adoption of the RTI and the new electricity rate schedules that have been implemented as of February 2018.

Although the regulatory framework in effect is currently being applied, the Argentine Government’s decision to incorporate rate increases in the price of electricity of 23% in February 2018 and 36% in August 2018, respectively, in addition to the increases, combined with the deterioration of Argentina’s general economic situation, with household income falling as a result of the significant devaluation and the increasing inflation, gave rise to a public discussion regarding electricity rates. In connection with such discussion, Congress enacted a law to restore electricity rates to their 2017 values and incorporate certain controls over the investments and electricity rates. On May 31, 2018, the Macri administration vetoed this law.

The Company’s equity and negative working capital reflect the deteriorated financial and cash position of the Company as a result of the Argentine Government’s delay in the compliance with certain obligations under the Adjustment Agreement, which are subject to specific negotiations and regulatory changes carried out by certain governmental bodies. Additionally, the increase in operating costs during 2018, due to the country’s macroeconomic condition, led the Company to strengthen its efforts to absorb operating costs and comply with the execution of the investment plan and the performance of essential operations and maintenance works necessary to maintain the provision of the public service, pursuant to the Concession Agreement, in a satisfactory manner in terms of quality and safety..

In this regard, the Company and the SGE are negotiating the signing of an agreement for the regularization of the previously mentioned pending issues. As of the date of this annual report, the following issues are pending resolution, among others:

i)         the treatment to be given to the funds received from the Argentine Government through the loans for consumption (mutuums) agreements entered into with CAMMESA for the fulfillment of the Extraordinary Investment Plan, granted to cover the insufficiency of the FOCEDE’s funds:

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

In 2014, by Note No. 4012/14, the SE instructed CAMMESA to enter into a loan for consumption (mutuum) and assignment of secured receivables agreement with us in order to pay the higher salary costs. The agreement was guaranteed by us with the assignment of the future surplus sale settlements with maturity dates to be determined (Liquidaciones de Venta con Fecha de Vencimiento a Definir - LVFVD), as a result of the application of Resolution No. 250/13 of the SE.

Additionally, in 2014, the SE, through Resolution No. 65/14, instructed CAMMESA to enter into a Loan and Guarantee Assignment Agreement with us in order to provide the necessary financing to cover the extraordinary investment plan approved by the SE as a consequence of a temporary insufficiency of funds received through Resolution No. 347/12.

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

As of December 31, 2018, the total debt under these loans (mutuums agreements) amounted to Ps.2,282.2 million (principal plus accrued interest as of December 31, 2018). These loans were discontinued as from February 1, 2016 under the terms of Resolution No. 7/16 of the ME&M.

ii)       the conditions for the settlement of the outstanding balance with CAMMESA at the date of issuance of SEE Resolution No. 32/15;

In order to preserve and guarantee the provision of the public service and improve the existing cash deficit, beginning in October 2012, the Company decided to only partially cancel the obligations with CAMMESA with surplus cash balances. This decision arose as a consequence of all the commitments necessary to ensure the provision of the public service, including investment plans and ongoing operation and maintenance tasks. In 2015, following the issuance of Resolution No. 32/15, we resumed full payment of our commercial obligations with CAMMESA, but did not cancel past commercial debt. As of December 31, 2018, the commercial debt with CAMMESA amounts to approximately Ps.7 billion (principal plus interest accrued as of December 31, 2018). See “Item 3. Risk Factors—Risk relating to our Business—We may not have the ability to raise the funds necessary to repay our commercial debt with CAMMESA, our major supplier.”

iii)     the treatment to be given to the Penalties and Discounts determined by the ENRE under the terms of the Adjustment Agreement not complied with by the Federal Government, whose payment/crediting is pending.

Our principal uses of cash are expected to be operating costs, the servicing of our financial debt and our investment plan. We are subject to limitations on our ability to incur new debt under the terms of our debt instruments so the Company cannot assure that it will be able to obtain additional financing on acceptable terms. See “Debt”.

As of December 31, 2018, 2017 and 2016, our cash and cash equivalents amounted to Ps.27.5 million, Ps.122.2 million and Ps.476.5 million, respectively. We generally invest our cash in a range of instruments, including sovereign debt, corporate debt securities and other securities. The table below reflects our cash and cash equivalents position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	Year ended December 31
	2018	2017	2016
Cash and cash equivalents at beginning of year	122.2	476.5	237.6
Net cash flows provided by operating activities	9,621.1	7,265.9	4,975.0
Net cash flows used in investing activities	(8,328.5)	(8,508.8)	(4,071.9)
Net cash flows (used in) generated by financing activities	(2,097.0)	867.4	(947.4)
Result from exposure to inflation	553.6	21.3	292.2
Exchange differences in cash and cash equivalents	156.2	(0.1)	(9.0)
Cash and cash equivalents at the end of year	27.6	122.2	476.5

Net Cash flows provided by operating activities

Net cash flows provided by operating activities increased by 32.4% to Ps.9,621.1 million in the year ended December 31, 2018, from Ps.7,265.9 million in the year ended December 31, 2017.

Changes in net cash flows provided by operating activities were primarily due to an increase in the positive adjustment to net loss for income tax of Ps.1,367.3 million and for net accrued interest and exchange difference of Ps.2,182.8 million and 2,065.9 million, respectively. In 2018, other payables increased by Ps.2,782.3 million, partially offset by a decrease in trade payables of Ps.3,644.2 million.

Net cash flows provided by operating activities increased by 46% to Ps.7,265.9 million in the year ended December 31, 2017, from Ps.4,975.0 million in the year ended December 31, 2016.

Changes in net cash flows provided by operating activities in 2017 were primarily due to the gain in the 2017 period of Ps.5,080.6 million from a gain of Ps.240.8 million for the 2016 period, a negative adjustment in 2016 for recognition of income (provisional remedies MINEM Note 2016-04484723) of Ps.2,074.2 million and an decrease in trade receivables of Ps.2,879.4 million, partially offset by a decrease in other payables of Ps.3,889.1 million, a decrease in tax liabilities of Ps.2,199.1 million and a decrease in other receivables of Ps.1,939.9 million.

Net Cash flows used in investing activities

Net cash flows used in investing activities decreased by 2.1% from Ps.8,508.8 million in the year ended December 31, 2017, compared to Ps.8,328.5 million in the year ended December 31, 2018.

Changes in net cash flows used in investing activities in 2018 were primarily due to an increase in net payments for the purchase of financial assets at fair value of Ps.1,331.4 million. During 2018, Ps.2,312.2 million were collected for the redemption net of money market funds compared to Ps.348.2 in 2017.

Net cash flows used in investing activities increased by 109% from Ps.4,071.9 million in the year ended December 31, 2016, to Ps.8,508.8 million in the year ended December 31, 2017.

Changes in net cash flows used in investing activities in 2017 were primarily due to an increase in our capital expenditures of Ps.3,664.9 million and an increase in net payments for the purchase of financial assets at fair value of Ps.1,040.6 million.

Net Cash flows generated in financing activities

Net cash flows generated in financing activities decreased to a negative outcome of Ps.2,097.0 million in the year ended December 31, 2018, from a positive outcome of Ps.867.4 million in the year ended December 31, 2017, mainly generated by the loan we received from the Industrial and Commercial Bank of China Dubai (ICBC) Branch in the year 2017 and, in 2018, due to the acquisition of our own shares.

Net cash flows generated in financing activities increased to a positive outcome of Ps.867.4 million in the year ended December 31, 2017, from a negative outcome of Ps.947.4 million in the year ended December 31, 2016, mainly generated by borrowings, we obtained a loan from the Industrial and Commercial Bank of China Dubai (ICBC) Branch in the amount of U.S.$50 million.

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

Prior to our privatization, a low level of capital expenditures and poor maintenance programs adversely affected the condition of our assets. After our privatization in 1992, we developed an aggressive capital expenditure plan to update the technology of our productive assets, renew our facilities and expand energy distribution services, automate the control of the distribution network and improve user service. Following the crisis, however, the freeze of our distribution margins and the pesification of our tariffs and our inability to obtain financing, coupled with increasing energy losses, forced us to curtail our capital expenditure program and make only those investments that were necessary to permit us to comply with quality of service and safety and environmental requirements, despite increases in demand in recent years.

We are not subject to any limitations on the amount of capital expenditures we are required to make pursuant to our concession and applicable laws or regulations.

Our capital expenditures consist of net cash used in investing activities during a specified period plus supplies purchased in prior periods and used in such specified period. The following table sets forth our actual capital expenditures:

	Year ended December 31,
	2018	2017	2016
	(Figures in millions)
Network Infraestructure (1)	5,111.8	6,078.3	3,273.8
Network maintenance and improvements	2,118.4	1,295.1	677.7
Legal requirements (2)	21.9	96.0	10.9
Communications and telecontrol	590.7	556.9	255.2
Others	707.1	456.5	227.0
Total	8,549.9	8,482.8	4,444.6

(1)     Includes network infrastructure and additional network supplies.

(2)     Capital expenditures required to be made to comply with the ENRE quality standard and other regulations.

In 2018, in accordance with our capital expenditure program, we invested Ps.8,549.9 million in nominal currency, a substantial portion of which was dedicated to increasing the capacity of our grid in line with the growth of our user base. In addition, we made investments in order to meet our quality standards levels.

In the context of the RTI process, we submitted our investment plan for the following five-year period. In comparative terms, in 2018, there was a significant increase in the level of investments over the last years. We made investments for more than Ps.8 billion aimed at improving both the electricity network’s capacity and the operation and we complied with the investment plan agreed upon with the ENRE.

For 2019, we intend to continue to increase our grid’s capacity, as we expect to incorporate an additional 780 MVAd. This includes a 300 MVA in substation EDISON and two new substations, AEROCLUB (160 MVA) and José Clemente Paz (80 MVA). The remainder of the capacity will be put in service in substations Paso del Rey, Altos and Ramos Mejía.

Debt

The economic crisis in Argentina had a material adverse effect on our operations. The devaluation of the Peso caused the Peso value of our U.S. Dollar-denominated indebtedness to increase significantly, resulting in significant foreign exchange losses and a significant increase, in Peso terms, in our debt service requirements. At the same time, our cash flow remained Peso-denominated and our distribution margins were frozen and pesified by the Argentine Government pursuant to the Public Emergency Law. Moreover, the 2001 and 2002 economic crisis in Argentina had a significant adverse effect on the overall level of economic activity in Argentina and led to deterioration in the ability of our users to pay their bills. These developments caused us to announce on September 15, 2002 the suspension of principal payments on our financial debt. On September 26, 2005, our board of directors decided to suspend interest payments on our financial debt until the restructuring of this financial debt was completed.

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

On January 20, 2006, we launched a voluntary exchange offer and consent solicitation to the holders of our outstanding financial debt. All of these holders elected to participate in the restructuring and, as a result, on April 24, 2006, we exchanged all of our then-outstanding financial debt for the following three series of newly issued notes, which we refer to as the restructuring notes:

•      U.S.$123,773,586 Fixed Rate Par Notes due December 14, 2016, with approximately 50% of the principal due and payable at maturity and the remainder due in semiannual installments commencing June 14, 2011, and bearing interest starting at 3% and stepping up to 10% over time;

•      U.S.$12,656,086 Floating Rate Par Notes due December 14, 2019, with the same payment terms as the Fixed Rate Par Notes and bearing interest at LIBOR plus a spread, which starts at 1% in 2008 and steps up to 2% over time; and

•      U.S.$239,999,985 Discount Notes due December 14, 2014, with 60% of the principal due and payable at maturity and the remainder due in semiannual installments commencing on June 14, 2008, and bearing interest at a fixed rate that starts at 3% and steps up to 12% over time.

As of the date of this annual report, all of the restructuring notes have been repaid and cancelled.

In October 2007, we completed an offering of U.S.$220 million aggregate principal amount of our 10.5% Senior Notes due 2017, which we refer to as the Senior Notes due 2017. We used a substantial portion of the proceeds from that offering to redeem in full our Discount Notes due 2014 in several transactions throughout the period from October through December 2007.

During 2008, we repurchased and cancelled U.S.$17.5 million and U.S.$6 million of our Senior Notes due 2017, respectively.

In May 2009, we issued Ps.510.4 million principal amount of Par Notes due 2013 under our Medium-Term Note Program. The Par Notes due 2013 are denominated and payable in Pesos and accrue interest on a quarterly basis at a rate equal to the private BADLAR, as published by the Central Bank, for each such quarter plus 6.75%. Principal on the notes is payable in 13 quarterly installments, starting on May 7, 2010. As of December 31, 2013, these Notes had been fully paid.

During 2009, we repurchased U.S.$53.8 million Senior Notes due 2017, U.S.$24.5 million of which was transferred to us as a consequence of the dissolution of the discretionary trust described below.

On October 25, 2010, we issued Senior Notes due 2022 with a face value of U.S.$230.3 million, of which U.S.$140 million were subscribed under a cash offer and U.S.$90.3 million were exchanged, as a result of an exchange offer, for Senior Notes due 2017, paying in cash U.S.$9.5 million plus accrued unpaid interest on those Senior Notes due 2017. Edenor launched an offer to purchase under which we purchased Senior Notes due 2017 with a face value of U.S.$33.6 million for U.S.$35.8 million, including payment of accrued and unpaid interest on the Senior Notes due 2017.

 The Senior Notes due 2022 have a 12-year maturity and were issued at par, with interest accruing from the date of issuance at a fixed rate of 9.75% and payable semi-annually on October 25 and April 25 of each year, with the first interest payment on April 25, 2011. Edenor repurchased and cancelled U.S.$123.6 million during 2014.

On October 18, 2010, we cancelled Senior Notes due 2017 with a nominal value of U.S.$65.3 million.

In addition, on October 25, 2010, November 4, 2010, and December 9, 2010, we cancelled Senior Notes due 2017 for a face value of U.S.$122.6 million, U.S.$1.3 million, and U.S.$0.04 million, respectively, representing approximately 83.3% of the Senior Notes due 2017 then outstanding. As of December 2015, the outstanding amount of Senior Notes due 2017 was U.S.$14.8 million.

On February 2, 2016, we repurchased the Senior Notes due 2022 at market prices for a nominal value of U.S.$0.3 million. On July 12, 2016, we redeemed our outstanding Senior Notes due 2017 for a principal amount of U.S.$14.8 million, plus an accrued interest of U.S.$0.4 million.

In 2018, we repurchased Senior Notes due 2022 for U.S.$10.2 million (nominal value) at market prices and in successive transactions.

As a consequence, our outstanding debt amounted to U.S.$161.6 million consisting of our Senior Notes due 2022, as of December 31, 2018.

Long term loan by the Industrial and Commercial Bank of China Dubai (ICBC) Branch

On October 11, 2017, we obtained a loan from the Industrial and Commercial Bank of China Dubai (ICBC) Branch in the amount of U.S.$50 million and for a term of 36 months. Proceeds were allocated to the financing our working capital and investment plan and will allowed us to partially offset the impact of the deferral of revenues generated by the staggered recognition of own distribution costs pursuant to ENRE Resolution No. 63/17, as determined by the RTI process. This loan consist of permitted indebtedness under the Senior Notes due 2022.

As of December 31, 2018, the outstanding balance under these loans amounted to Ps.1,909.9 million.

Derivatives Contracts

Management of derivative financial instruments

In 2016 and 2015, with the aim of hedging the currency risk associated with the payment of the next interest coupon of our Senior Notes 2017 and Senior Notes due 2022 we entered into futures contracts to buy U.S. Dollars.

As of December 31, 2017, the economic impact of the transactions carried out in 2017 resulted in a loss of Ps.21.1 million, which is recorded in the Other financial expense account of the Statement of Comprehensive Income.

In 2018, the Company did not enter into futures contracts to buy US dollars.

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

As of December 31, 2018, there are no indicators of a potential impairment of our long-lived assets.

Revenue recognition

Revenue is recognized on an accrual basis upon delivery to users, which includes the estimated amount of unbilled distribution of electricity at the end of each year. The accounting policy for the recognition of estimated revenue is considered critical because it depends on the amount of electricity effectively delivered to users, which is valued on the basis of applicable tariffs. Unbilled revenue is classified as current trade receivables.

Allowances for the doubtful accounts

The allowance for the impairment of accounts receivable is assessed based on the delinquent balance, which comprises all such debt arising from the bills for electricity consumption that remain unpaid 7 working days after their due dates for small-demand (T1), medium-demand (T2), and large-demand (T3) users. We record as an allowance applying to the delinquent balances of each user category an uncollectibility rate that is determined according to each user category based on the historical comparison of collections made.

Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

As from January 1, 2018, the Company has applied the amended IFRS 9 retrospectively with the allowed practical resources, without restating the comparative periods.

The Company has performed a review of the financial assets it currently measures and classifies at fair value through profit or loss or at amortized cost and has concluded that they meet the conditions to maintain their classification; consequently, the initial adoption has not affected the classification and measurement of the Company’s financial assets.

Furthermore, with regard to the new hedge accounting model, the Company has not elected to designate any hedge relationship at the date of the initial adoption of the amended IFRS 9 and, consequently, has generated no impact on the Company’s results of operations or its financial position.

Finally, with regard to the change in the methodology for calculating the impairment of financial assets based on expected credit losses, the Company has applied the simplified approach of IFRS 9 for trade receivables and other receivables with similar risk characteristics. In order to measure the expected credit losses, receivables are grouped by segment, and on the basis of the shared credit risk characteristics and the number of days past the payment due date. The expected loss as of January 1, 2018 was determined based on the following coefficients calculated for the number of days past the payment due date:

	Number of days
	0-30	30-60	60-90	90-120	120-150	+150
Loss expected porcentage	8%	12%	19%	26%	59%	69%

For such purpose, the adjustments determined as of December 31, 2017 are as follow:

Amount of the provisions for impairment of the trade receivables at 12.31.2017 by IAS 39	(458,853)
Adjustment of expected losses IFRS 9	(82,041)
Amount of the provisions for impairment of the trade receivables at 12.31.2017 by IAS 39	(540,894)

The adjustment determined as a result of the application of this new standard, net of its tax effect, amounts to Ps.60.2 million.

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

ENRE penalties and discounts

The Company considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events that are valued on the basis of the Management´s best estimate of the expenditure required to settle the present obligation at the date of this annual report. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto.

Contingencies and provisions for lawsuits

The Company is a party to several complaints, lawsuits and other legal proceedings, including user claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or compensation. The Company’s potential liability with respect to such claims, lawsuits and legal proceedings may not be accurately estimated. The Company’s management, with the assistance of its legal advisors (attorneys), periodically analyzes the status of each significant matter and evaluates the Company’s potential financial exposure. If the loss deriving from a complaint or legal proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded.

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

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2018.

CONTRACTUAL OBLIGATIONS

Technical assistance fees

Corresponds to the technical advice on financial affairs that EASA (as a result of the parent company’s merger process, Pampa has become the direct controlling company of Edenor., see“Item 7. Major Shareholders and Related Party Transactions—Parent Company Merger Process”) has provided to the Company since September 19, 2015. For this service, we pay Pampa an annual amount of U.S.$2.5 million. The agreement is valid for five years, unless either party gives notice not less than 60 days prior to the expiration of such term, with no obligations to fulfill and without paying compensation to the other party.

Fines and penalties

Pursuant to caption C of Section 37 of the Concession Agreement, the grantor of the concession may, without prejudice to other rights to which it is entitled thereunder, foreclose on the collateral granted by the Company when the cumulative value of the penalties imposed in the previous one-year period exceeds 20% of its annual billing, net of taxes and rates.

As of December 31, 2018, total accrued fines and penalties imposed on us amounted to Ps.6,933.0 million, of which Ps.4,311.4 million (including accrued interest) corresponded to penalties accrued but not yet imposed on us and Ps.2,621.6 million (including accrued interest) correspond to penalties imposed on us but not yet paid.

Corporate Notes programs

The relevant information of our corporate notes program is detailed below (debt issued in U.S. Dollars):

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.17	Debt repurchase	Debt structure at 12.31.18	At 12.31.18
Fixed Rate Par Note	9	9.75	2022	171.87	(10.22)	161.65	6,249.78
Total				171.87	(10.22)	161.65	6,249.78

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.16	Debt repurchase	Debt structure at 12.31.17	At 12.31.17
Fixed Rate Par Note	9	9.75	2022	171.87	-	171.87	3,259.22
Total				171.87	-	171.87	3,259.22

(1)     Net of issuance expenses.

Long term loan by the Industrial and Commercial Bank of China Dubai (ICBC) Branch

On October 11, 2017, we obtained a loan from the Industrial and Commercial Bank of China Dubai (ICBC) Branch in the amount of U.S.$50 million for a term of 36 months. Proceeds will be allocated to financing our working capital and investment plan which will allow us to partially offset the impact of the deferral of revenues generated by the staggered recognition of CPD pursuant to ENRE Resolution No. 63/17, as determined by the RTI process.

As of December 31, 2018 and 2017, the outstanding balance under these loans amounted to Ps.1,909.9 million and 1,390.0, respectively.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual liabilities and commitments as of December 31, 2018.

	Payments due by period
	Total	Less than	1‑3	4‑5
		1 year	years	years
	(in millions of Pesos)
Debt obligations and commercial debt obligations (1)	13,597.3	6,404.8	942.5	6,250.0
Accrued fines and penalties (2) (3)	6,933.4	1,836.0	5,097.4	-
Financial assistance fees (4)	164.9	94.3	70.7	-
Operating leases (5)	396.0	155.5	240.5	-
Capital expenditures (6)	-	-	-	-
Total	21,091.7	8,490.6	6,351.1	6,250.0

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

(4) Fees payable under our financial services agreement with Pampa, our controlling shareholder. This agreement expired in 2015 and was renewed for a five-year period. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

(5) Represents our minimum required lease payments.

(6) Our concession does not require us to make any specified amount of capital expenditures but requires us to meet certain quality and other service standards. See “—Liquidity and Capital Resources— Capital Expenditures.”

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

Directors and alternate directors serve for one-year periods, indefinitely renewable. As of the ordinary general meeting of shareholders held on April 26, 2018 and up to the meeting that appoints the authorities for the year 2019, the following directors and alternate directors were appointed:

Name	Position	Age	Year of appointment (class electing director)
Ricardo Torres	Chairman	60	2018 (Class A)
Gustavo Mariani	Vice Chairman	48	2018 (Class A)
Marcos Marcelo Mindlin **	Director	54	2018 (Class A)
Damian Miguel Mindlin **	Director	52	2018 (Class A)
María Carolina Sigwald	Director	51	2018 (Class A)
Maximiliano Alejandro Fernandez*	Director	58	2018 (Class A)
Eduardo Llanos*	Director	74	2018 (Class A)
Emilio Basavilbaso*	Director	42	2018 (Class B/C)
Carlos Alberto Lorenzetti*	Director	78	2018 (Class B/C)
Lucas Amado*	Director	46	2018 (Class B/C)
Mariano García Mithieux*	Director	51	2018 (Class B/C)
Miguel Ángel De Godoy*	Director	55	2018 (Class B/C)
Leandro Carlos Montero	Alternate Director	43	2018 (Class A)
Daniel Eduardo Flaks	Alternate Director	54	2018 (Class A)
Eduardo Abel Maggi	Alternate Director	63	2018 (Class A)
Mariano Batistella	Alternate Director	36	2018 (Class A)
Gerardo Ruben Tabakman	Alternate Director	43	2018 (Class A)
Carlos Dionisio Ariosa	Alternate Director	52	2018 (Class A)
Carlos Perez Bello*	Alternate Director	64	2018 (Class A)
José María Tenaillon*	Alternate Director	39	2018 (Class B/C)
Ignacio Gustavo Álvarez Pizzo*	Alternate Director	33	2018 (Class B/C)
Santiago Lucas Jonas Aguilar***	Alternate Director	37	2018 (Class B/C)
Juan Martin Monge Varela***	Alternate Director	44	2018 (Class B/C)
Carlos Andrés Rodriguez Lubary ***	Alternate Director	58	2018 (Class B/C)

*   Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

**  The following family relationships exist within the board of directors: Marcos Marcelo Mindlin and Damián Miguel Mindlin are brothers.

***   On October 10, 2018, Santiago Lucas Jonas Aguilar submitted his resignation to the position of Alternate Director, for which he had been appointed at the General Shareholders' Meeting held on April 26, 2018.

****  On June 21, 2018, Juan Martin Monger Varela notified the Company of his non-acceptance to the position of Alternate Director, for which he had been appointed at the Ordinary General Shareholders' Meeting held on April 26, 2018.

***** On August 7, 2018, Carlos Andres Rodriguez Lubary submitted his resignation to the position of Alternate Director, for which he had been appointed at the Ordinary General Shareholders' Meeting held on April 26, 2018.

The following is a brief description of our current directors’ and alternate directors’ background, experience and principal business activities:

 Ricardo Alejandro Torres was born on March 26, 1958. Mr. Torres holds a degree in accounting from the Universidad de Buenos Aires and a Master’s degree in Business Administration from the Instituto de Altos Estudios Empresariales-Escuela de Negocios de la Universidad Austral. He has been Chairman of the Board of Directors of Edenor since March 2012. Mr. Torres has been a member of the board of directors of Pampa Energía S.A. since November 2005 and serves as Vice Chairman and Co-CEO. Mr. Torres has also held a post as a professor of Tax and Finance at the school of Economics of the Universidad de Buenos Aires. He currently serves as Chairman at CPB, CTG, IPB and Pampa Inversiones S.A. Ponderosa Assets Holding I LLC. Ponderosa Assets Holding II LLC, RT Warrants S.A., Pop Argentina S.R.L. (Partner), Todos Capital S.R.L. (Partner); Orígenes Seguros de Vida S.A., Orígenes Seguro de Retiro S.A. Mr. Torres is also member of the board of directors of Bodega Loma la Lata S.A. CTG, CTLL, CITELEC (alternate director), EASA, HIDISA, HINISA, IEASA, Inversora Diamante S.A., Inversora Nihuiles, PACOSA, Pampa Participaciones S.A., Pampa Participaciones II S.A., PEASA, PEFMSA, Petrolera Pampa S.A., TRANSBA (alternate director) and Transelec Argentina S.A. Also, Mr. Torres is the spokesperson of the management board of “Fundación Pampa Energía Comprometidos con la Educación.”

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

Marcos Marcelo Mindlin was born on January 19, 1964. He has been a member of our board of directors since November 2005. Mr. Mindlin has been a member of the board of directors of Pampa Energía S.A. since 2006 and serves as Chairman. He is a member of the Council of the Americas. Mr. Mindlin received a Master of Science in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies). He also holds a degree in Economics from the Universidad de Buenos Aires. In 2008, Mr. Mindlin founded and since that time has directed a charity foundation called “Fundación Pampa Energía Comprometidos con la Educación” whose purpose is to improve childhood development and education. Mr. Mindlin is also a member and was Chairman of the Board of the Executive Committee of Tzedaka, a leading Jewish-Argentine foundation. From 1989 to 2004, Mr. Mindlin served as the founder, Senior Portfolio Manager and a shareholder of Grupo Dolphin. From 1991 to 2003, Mr. Mindlin was also a shareholder, Vice-Chairman and Chief Financial Officer of Inversiones y Representaciones S.A. (IRSA), a leading Argentine real estate company listed on the New York Stock Exchange. In November 2003, Mr. Mindlin resigned from IRSA to focus his work on Grupo Dolphin. Mr. Mindlin has extensive expertise in Latin America through his role as Chairman of the board of directors of Grupo Dolphin and several of its affiliates. From 1999 to 2004, Mr. Mindlin also served as Vice Chairman of Alto Palermo S.A. (a leading owner and operator of shopping centers in Buenos Aires), Vice Chairman at Cresud S.A.I.C. (one of the largest listed agricultural companies in Argentina) and as Director and member of the Executive Committee of Banco Hipotecario, the leading mortgage bank in Argentina. Mr. Mindlin is currently Chairman of EASA, “Fundación Pampa Energía Comprometidos con la Educación”, Petrolera Pampa, Dolphin Finance S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Grupo Emes S.A., Sitios Argentinos S.A. and Emes Inversora S.A. He is also Vice Chairman of ODS S.A. Mr. Mindlin also serves as director of Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A., Consultores Fund Management, and Mindlin Warrants S.A.

Damián Miguel Mindlin was born on January 3, 1966. He has been a member of our board of directors and Pampa Energía S.A.’s board of directors since November 2005. Mr. Mindlin joined Grupo Dolphin in 1991 as a shareholder and a director. Since November 2003, Mr. Mindlin has served as Investment Portfolio Manager of Grupo Dolphin. Mr. Mindlin is currently the Vice Chairman of the management board of “Fundación Pampa Energía Comprometidos con la Educación”. Additionally, he is currently the Chairman of Bodega Loma La Lata S.A., Pampa Participaciones S.A., Pampa Participaciones II S.A., PELSA, Latina de Infraestructura Ferrocarriles e Inversiones S.L., ODS S.A., IECSA S.A., Creaurban S.A., IECSA Chile S.A., Constructora Incolur IECSA S.A LTDA (Chile), Inversora Andina S.A. (Chile), Profingas S.A., Líneas del Norte S.A., Minera Geometales S.A., FIDUS S.G.R, “Compañía Americana de Trasmisión Eléctrica S.A. (CATESA), Corpus Energía S.A., Posadas Encarnación S.A. Also, Mr. Mindlin is also the Vice Chairman of CTLL, EASA, HIDISA, HINISA, IEASA, Pampa Inversiones, PEASA, PEFMSA , Grupo Dolphin Holding S.A, Emes Inversora S.A., Dolphin Créditos Holding S.A., Dolphin Finance S.A.,and he is member of the board of directors of CTG, Transelec, Inversora Nihuiles, Inversora Piedra Buena, IECSA S.A. (Colombia), Líneas del Comahue Cuyo S.A., Líneas Mesopotámicas S.A., , Petrolera Pampa, Citelec (alternate director), ARPHC S.A., PACOSA, Consultores Fund Management, Comunicaciones y Consumos S.A., Grupo Mtres S.A., Grupo Emes S.A., Pampa F&F, DMM Warrants S.A., Orígenes Seguros de Vida S.A., Orígenes Seguros de Retiro S.A., Emes Air S.A. and Sitios Argentinos S.A

Carolina Sigwald was born on November 15, 1967. She was Director of Legal and Regulatory Affairs of Edenor from October 2015 to October 31, 2017. Since November 2017, she has been the  Executive Director of Legal Affairs of Pampa. She started her professional career as a lawyer in Central Puerto S.A. after its privatization and then joined Chadbourne & Parke in New York and later the Inter-American Investment Corporation (IIC) in Washington. Carolina returned to Argentina in 1998 as founding partner of Law Firm Díaz Bobillo, Sigwald & Vittone, where she served as an external advisor for energy companies, Pampa Energia among them. Likewise, she took office in Transportadora de Gas del Sur’s and Telefónica de Argentina’s board of directors. Mrs. Sigwald obtained her law degree in from the University of Buenos Aires, where she graduated with honors.

Maximiliano Alejandro Fernández was born on April 21, 1960. He has been a director of Edenor since 2007 and served as a director of EASA from 2005 to 2007. Mr. Fernández has been an associate at Impsat Fiber Network since 1998, and currently serves as president of Red Alternative S.A. Mr. Fernández served as the chairperson of Alternativa Gratis S.A, which he founded along with IRSA, until its merger in 2005. Since 1991, he has worked as an independent contractor in the telecommunications industry. Mr. Fernández is an industrial engineer and graduate of the Universidad de Buenos Aires.

Eduardo Llanos was born on April 29, 1944. He has been a director of Edenor since 2008. Mr. Llanos served as a member of the Supervisory Committee of Televisión Federal S.A. (Telefé), Telefónica de Argentina S.A. y Telefónica Holding Argentina S.A. From 1969 to 2000, Mr. Llanos worked at Arthur Andersen / Pistrelli, Diaz y Asociados, in the Auditing Division and the Tax Division. When he left Arthur Andersen, Mr. Llanos was an International Partner, the Director of Tax Practice for Argentina, Chile, Uruguay, Paraguay and Boliva and the Director of Operations in Bolivia. From 2000, Mr. Llanos has been a partner at Estudio E. Llanos y Asociados. Throughout his career, Mr. Llanos has taught tax and public finance classes at the Universidad de Buenos Aires, Universidad Nacional de Lomas de Zamora and Universidad de Morón. Mr. Llanos graduated with a degree in Public Accounting from the Universidad de Buenos Aires in 1971.

Emilio Basavilbaso, was born on September 11, 1976. He has been a member of the Company’s board of directors since 2016. In December 2015, he was appointed Executive Director of the National Social Security Administration (ANSES). He performed different public duties such as President of Housing Institute, Sub-Secretary of Strategy and development of Human Resources and General Secretary of the Administrative Reform Committee, Sub-Secretary of Public Management Modernization and Strategic Planning General Director, all these positions within the Autonomous City of Buenos Aires’ public administration. Likewise, he worked for Telefónica in Argentina, Spain and Brazil, in the Corporate marketing and Development area. He is currently an independent professional and he is a member of the Boards of Transener S.A., Estancias El Algarrobo S.A. and Estancias San Bruno S.A. Mr. Basavilbaso obtained a degree in Business Economics, issued by the Torcuato Di Tella University (UTDT). In addition, he obtained a Master’s in Business Administration with honors in the Antonio de Nebrija University in Spain.

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

Lucas Amado was born on May 24, 1974. Since 2016 he has been a member of the Company’s board of directors. He obtained a law degree from Universidad Católica Argentina. He served as Chief of the Land Registry, Real State Managing Director and Secretary of State of the Government of the province of Salta. He is member of the Salum, Amado & Asociados Law firm in the province of Salta.

Mariano García Mithieux was born on February 5, 1967. He has been a member of the Company’s board of directors since 2016. He graduated with a degree in Architecture from the University of Buenos Aires and works as an architect in EWG, Architectural Urban Group.

     Miguel Angel de Godoy was born on August 6, 1963. A Publicist currently Director of Distribuidora y Comercializadora Norte S.A., since April 2018. He worked as creative at the advertising agency Leo Burnett and then at Mauricio Souza y Asociados in Brazil. He also worked as an external consultant for companies and economic groups, and for MBA, a company that had the concession for metropolitan rail services in Buenos Aires. He was Director of Education for Health of the Ministry of Health and Social Action of the Nation. Later, he was undersecretary of Communication, General Director of Social Communication of the City of Buenos Aires (resigning in July 1999) and spokesman for Fernando de la Rúa, while Mr. de la Rúa was the Head of Government of the City of Buenos Aires between 1996 and 1999 and President of Argentina between 1999 and May 2000. Mr. de Godoy was Secretary of Administration Resources of the Porteño Government between 2011 and 2015. On January 4, 2016 he was officially appointed president of the board of ENACOM with the rank and hierarchy of the State Secretariat, a position he held until June 2018.

Leandro Carlos Montero was born on February 11, 1976. Mr. Montero has been a member of our board of directors since 2012. He is the chief financial officer of Edenor and previously served in the investment group of Pampa Energía S.A. He also served as director in CAMMESA. Prior to joining Edenor in 2012, Mr. Montero held various positions in the administration and finance areas of Pampa Energía and Petrobras Argentina S.A., both public and SEC-listed companies. Mr. Montero worked at Ernst & Young - Pistrelli, Henry Martin y Asociados in the Advisory and Auditing Division. Mr. Montero holds a degree in Public Accounting from the Universidad de Buenos Aires and a Master’s degree in Business Administration from the Instituto de Altos Estudios Empresariales (IAE), school of business of the Universidad Austral.

Daniel Eduardo Flaks was born on November 19, 1964. Mr. Flaks has been a member of our board of directors since 2012. He joined Edenor in 1993. Between 1993 and 2003, Mr. Flaks served as department head and assistant manager in the areas of San Justo and Olivos. Between 2003 and 2006, he worked first as business manager and later as operations manager of the areas of Olivos and Pilar. Between 2006 and 2010, he worked as manager of distribution, responsible for directing, coordinating and controlling the technical and commercial operations of Edenor relating to the operation of the high, medium and low voltage facilities, control centers and commercial operations referring mainly to the attention of users and the relationship with municipal Governments and the ENRE. He currently serves as technical director of Edenor. Between 1993 and 1998, he was an assistant professor of electrical power systems at Universidad Tecnológica Nacional. Mr. Flaks has a degree in electrical engineering from the Universidad Tecnológica Nacional and holds an MBA from the Universidad del Salvador in Argentina.

Eduardo Abel Maggi was born on December 31, 1955. Mr. Maggi was appointed Director of Operations at Edenor in 2001. Mr. Maggi also currently serves as a director of SACME, which is responsible for managing regional high-voltage distribution in the greater Buenos Aires metropolitan area, as well coordinating, controlling and supervising the generation, transmission and sub-transmission network in the City of Buenos Aires. Previously, Mr. Maggi served as Director of Operations in two of Edenor’s operation areas, San Martín and Morón. Mr. Maggi began his career at Edenor as a technical manager. He holds a degree in engineering from the Universidad Tecnológica Nacional and an MBA from the Universidad del Salvador y Deusto in Spain.

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

Gerardo Ruben Tabakman was born on January 22, 1975. He currently serves as Customer Service Director. Prior to this role, he was the Director of Information Technology and Telecommunications at Edenor and he also served as Manager of the same department from September 2011 to April 2012. From February 2008 to September 2011, he served as Manager of Systems at Pampa Energía and also worked at Accenture from June 1997 to February 2008. Mr. Tabakman holds a degree in Business Administration from the Universidad de Buenos Aires and an MBA in Management Development Program from the Instituto de Altos Estudios Empresariales (IAE), school of business of the Universidad Austral.

Carlos Dionisio Ariosa was born on February 2, 1966. He became the Legal Affairs Manager in May 2012 and reports to the General Management at Edenor. Previously, he reported to the Legal Affairs Directorate beginning in June 2012. From 2010 and 2012, he was a Legal Affairs Manager at EMDERSA. Prior to that, he was a Legal Affairs Director at Transportadora de Gas del Sur S.A. and Legal Affairs Manager at Petrobras. Beginning in 2013, he was a statutory auditor at SACME. In addition, from 2002 and 2006, he acted as statutory auditor within the Auditing Commissions of Transener, Transba, esur, Yacylec, Enecor, TGS and Compañía Mega. He was responsible for Perez Companc’s Legal Affairs in Bolivia and prior to that, worked at law firms specializing in energy law and the judicial branch. He is a lawyer and graduated with a degree in Law and Political Science from the Catholic University of Argentina. He carried out postgraduate studies in oil and gas legislation at the University of Buenos Aires, and also studied electric market and natural gas administration at ITBA.

Carlos Perez Bello was born on September 19, 1954. He has been the deputy director of Edenor since April 2018. Mr. Pérez Bello is also a director of Mantero, Arcucci & Asociados and of Pereira, Teliz, Bonin & Asociados, and is a member of the Commission of Change and Competitiveness of the CPCECABA, of the Support Network of the Argentine Family Business Club and of the Support Network of the Entrepreneurship Center of the IAE. He holds a degree in public accounting from the University of Belgrano, a postgraduate degree in marketing and agribusiness and a Master's degree in business management.

José María Tenaillon was born on October 23, 1979. He has been a member of our board of directors since April 1, 2017. Mr. Tenaillon obtained a law degree at the University of Buenos Aires, specializing in Commercial and Business Law. Mr. Tenaillon worked for Severgnini, Robiola Grinberg and Larrechea between 1998 and 2000, for Liendo & Castiñeyras from year 2000 to 2005, for the National Securities Committee (CNV) during 2005 and 2006, for Zang, Bergel & Viñes during 2006 and 2007, for Marval, O’ Farrell and Mairal from 2007 to 2010. As from the year 2010, Mr. Tenaillon works for the Sustainability Guarantee Fund.

Ignacio Gustavo Álvarez Pizzo was born on August 19, 1985. He has been a member of our board of directors since April 1, 2017. Mr. Alvarez Pizzo is a lawyer and obtained his degree at the Belgrano University. Likewise, he obtained a Master’s degree in Corporate Law at Austral University. At present, he holds the position of Corporate Issues Coordinator at ANSES´s Sustainability Guarantee Fund.

The ordinary general shareholders' meeting held on April 24, 2019 resolved the following directors and alternate directors were appointed:

Name	Position
Ricardo Torres	Chairman
Gustavo Mariani	Vice Chairman
Diego Salaverri	Director
María Carolina Sigwald	Director
María José Wuille Bille	Director
Carlos Iglesias	Director
Gustavo Capatti	Director
Emilio Basavilbaso	Director
Carlos Lorenzetti	Director
Lucas Amado	Director
Mariano García Mithieux	Director
Miguel Angel De Godoy	Director
Mariano Batistella	Alternate Director
Leandro Carlos Montero	Alternate Director
Daniel Flaks	Alternate Director
Eduardo Abel Maggi	Alternate Director
Gerardo Tabakman	Alternate Director
Carlos Dionisio Ariosa	Alternate Director
Ariel Schapira	Alternate Director
Luciano Careri	Alternate Director
Alejandro Chiti	Alternate Director
Francisco Bosch	Alternate Director
Patricio Ezequiel Jaccoud Girart	Alternate Director
Martín Nobel Valiente	Alternate Director

Diego Salaverri, born on August 7, 1964, Lawyer graduated from Catholic University of Buenos Aires in the year 1988. He is founding parter of Estudio Salaverri, Burgio and Wezler Malbrán, specialist in mergers and acquisitions, competition defense, corporate law, capital market and corporate finance. Throughout his career he´s been distinguished in several opportunities for his professional merits on international publishing such us Chambers, Latin Lawyer and International Financial Law Review among others. Salaverri performed as international lawyer in the firm Brown & Brown, New York, actually named Sidley Austin. He was also member of Edenor Board between 2006 y 2017.

María José Wuille Billie born on August 11, 1959. English Teacher graduated from Catholic University of Buenos Aires, with a Management on nonprofit organizations Postgraduate from San Andrés University of Buenos Aires. Actually, performs as a member of the International Board of MSIF and International Relations Director of INECO Foundation.

Carlos Iglesias born on February 5, 1956  has a wide experience in the financial area in national and international Companies. Between 2002 and 2016 he was Director of the Investment Banking area at Raymond James Argentina. Previously Iglesias performed as Investment Banker at ING Argentina, Financial Manager at SAMAP (IRSA Group), Advisor at Booz Allen & Hamilton, member of the consortium for the Entel acquisition with Bell Atlantic y Manufacturers Hanover, Head of the Industry & External Commers Secretary and Financial Analyst at SOCMA. Iglesias holds a degree in Economics from the Buenos Aires University and a degree in Sociology from the Belgrano University.

Gustavo Capatti born on January 12th, 1958. Certified Public Accountant - University of Buenos Aires (UBA), Argentina (1981). Retired on June 30th, 2018, from EY Argentina/Arthur Andersen after 37 years working on Audit & Business Advisory (specialized in the Energy, Chemicals, Agroindustrial and Utilities industries), the last 14 years as Assurance Managing Partner and Member of the ExCom. Former Chairman of the Argentine External Audit Firms Forum and Former Board Member of IDEA (Instituto para el Desarrollo Empresario Argentino). Independent Director, Board of Directors and Audit Committee Consultant & Business Advisor, with strong experience in Risk Management, External Audit, M&A & Consulting Advisory Services.

Compensation

With regard to the remuneration policy for senior management, we have implemented a fixed and variable remuneration system. The fixed remuneration is related to both the level of responsibility required for the position and its competitiveness as compared to similar positions in the market, whereas the variable remuneration is associated with the business objectives set at the beginning of each fiscal year and the degree of achievement of such objectives by the performance of the executive member throughout each fiscal year.

Our board of directors has not designated a Remuneration Committee and has delegated to the Human Resources Department the approval of the general policy on the remuneration of the Company’s employees, as well as the responsibility of proposing options and subsequently implementing the specific decisions and policies on these issues. Due to the fact that he is a related party, our Chief Executive Officer’s remuneration has been approved by the Audit Committee and our board of directors. The aggregate remuneration paid to the members and alternate members of our board of directors, the members and alternate members of our supervisory committee and our senior management during 2018 was Ps.38.7 million, Ps.2.6 million and Ps.242.8 million, respectively.

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

On November 29, 2012, the Argentine Government enacted Law No. 26,831 (the “Capital Markets Law” or “CML”) which revokes Law No. 17,811 and Decree No. 677/01. However, the CML adopted most of the provisions established in those regulations. The CML was enacted with the aim of creating an adequate legal framework to strengthen the level of protection of investors in the market. Other objectives of the CML were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient distribution of savings and good practices in the administration of corporations.

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

Executive Committee

On October 4, 2007, our board of directors created an executive committee, as contemplated by our by-laws and Law 19.550, and delegated to the executive committee the authority to take certain actions on behalf of the board. The executive committee complements the work of the board by performing certain day-to-day tasks required to oversee our activity. By creating an executive committee, the board sought to increase the efficiency of our management. The Executive Committee consists of Ricardo Torres, Marcos Marcelo Mindlin, Gustavo Mariani and Damián Mindlin.

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

•        rendering opinions on relevants transactions with related parties;

•        supervising and reporting to regulatory authorities the existence of any kind of conflict of interest;

•        supervising external audit and evaluating their independence, plans and performance;

•        evaluating plans and performance of the internal audit,

•        supervising the operations of the complaints channel.

As of December 31, 2018, the members of our audit committee were:

Name	Position	Class electing member
Eduardo Llanos (1)	Member	Class A
Maximiliano Alejandro Fernández (1)	Member	Class A
Lucas Amado (1)	Member	Class B/C

(1)               Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934.

The board of Director resolved on April 29, 2019 designated the members of the Audit Committee for the year 2019:

Name	Position	Class electing member
Carlos Iglesias	Member	Class A
Gustavo Capatti	Member	Class A
Lucas Amado	Member	Class B/C

Senior Management

The following table sets forth information regarding our senior management, as of December 31, 2018:
Name	Current Position	Age
Ricardo Torres	Chairman and Chief Executive Officer (CEO)	60
Daniel Eduardo Flaks	Technical Director	54
Eduardo Maggi	Director of Operations	63
Gerardo Tabakman	Customer Services Director	43
Leandro Carlos Montero	Chief Financial Officer (CFO)	43
Luis Lenkiewicz	Director of Information Technology and Telecommunications	54
Mariana De La Fuente	Director of Human Resources	50
Ariel Schapira	Digital Transformation Director	56
Carlos Ariosa	Legal Affairs Manager	52
Víctor Augusto Ruiz	Principal Accounting Officer	59

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

Ariel Schapira was born on March 12, 1962. Mr. Schapira is an industrial engineer and received his degree from the Universidad de Buenos Aires. Since 2007, Mr. Schapira has been director and shareholder of several companies related to Grupo Emes (formerly Grupo Dolphin) such as Origen Seguros de Retiro, Comunicaciones y Consumos, among others. Previously, Mr. Shapira was regional Director of Telefonica, Regional Vice President of Bellsouth International USA, Executive Director of Movicom, General Manager of Radio Message (Motorola IND), and General Manager of Pouyet Tecsel. Currently, Mr. Shapira serves as Digital Transformation Director.

Víctor Augusto Ruíz was born on December 20, 1959 and is the Principal Accounting Officer. He began working at Edenor in 1992. Mr. Ruiz was one of the original partners from the consortium that participated in the privatization of Edenor. He also was part of the Grupo ASTRA CAPSA (Astra Compañía Argentina de Petroleo S.A.). Between 1992 and 2006, he worked as financial statements sub-manager and accounting sub-manager at Edenor. From 2006 and 2008, he worked as tax manager and has worked as principal accounting officer since 2008. He is a consultant member of the Tax Commission and the Accounting Rules and Public Offering Commission at la Cámara de Sociedades Anónimas (Chamber of Businesses). Mr. Ruiz holds a CPA from la University of Buenos Aires and an MBA from Universidad del Salvador in Argentina and Deusto in Spain.

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

The members and alternate members of our supervisory committee as of December 31. 2018 were:

Name	Position	Year of appointment (class electing director)
José Daniel Abelovich (1)	Member	2018 (Class A)
Germán Wetzler Malbrán (1)	Member	2018 (Class A)
Carlos Manuel Vidal (2)	Member	2018 (Class B/C)
Jorge Roberto Pardo (1)	Member	2018 (Class B/C)
Martin Fernandez Dussaut (1)	Alternate Member	2018 (Class A)
Marcelo Fuxman (1)	Alternate Member	2018 (Class A)

(1)       Independent under Argentine law.

(2)       On June 7, 2018, Carlos Manuel Vidal submitted his resignation to the position of Regular Statutory Auditor, for which he had been appointed at the Ordinary General Shareholders' Meeting held on April 26, 2018. To replace him , Jorge Roberto Pardo was appointed on July 11 of 2018.

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

Germán Wetzler Malbrán was born on April 25, 1970. He has been a member of our supervisory committee since April 2018. He received his law degree from the Universidad Católica Argentina in 1993, where he later completed graduate studies in Corporate Law, Banking Law, Bankruptcy Law and Insurance Law. He is a founding partner of the Estudio Salaverri, Burgio and Wezler Malbrán and specializes in civil and commercial law, defense of competition, with a focus on litigious and transactional areas. He began his professional career in the National Commercial Court No. 11, serving as Secretary until the year 2000. Later he worked as an associate in the law firm Brochou Fernández Madero, Lombardi & Mitrani and as an international associate in the Simpson Thacher & Bartlett LLP. He participated in local and international financing, restructuring of judicial and extrajudicial debts, and litigation of various kinds, matters in which he had previously intervened as a judicial officer. He published various doctrinal articles on bankruptcy and litigation, mainly in the legal journals "La Ley" and "El Derecho" and was repeatedly distinguished in international publications such as Chambers and Latin Lawyer.

Jorge Roberto Pardo was born on March 31, 1953. He has been a member of our supervisory committee since April 26, 2018. From 1993, Mr. Pardo has worked at the General Sindicatura de la Nación (SIGEN) and has held several positions relevance, including, among others, the Deputy General Syndic of the Nation during the period 2002/03. Between 1983 and 1992, he worked in the General Office of Public Companies, or SIGEP. Mr. Pardo is a national public accountant with a degree from the University of Buenos Aires.

Martin Fernandez Dussaut was born on January 29, 1981. He has been an alternate member of our supervisory committee since April 26, 2018. Mr. Fernandez Dussaut graduated with an honors degree from the legal career at the Pontificia Universidad Católica Argentina in 2004. Currently, he is partner of the Estudio Salaverri, Burgio and Wetzler Malbrán. as Additionally, he was an associate at Estudio Brouchou, Fernandez Madero, Lombardi & Mitrani in 2004and later that year joined the firm Errecondo, Salaverri, Dellatorre, González & Burgio. In 2008, he worked in New York. NY as a foreign associate at Cleary Gottlieb Steen & Hamilton LLP. He later returned to Argentina to continue his professional practice as a specialist in mergers and acquisitions, defense of competition, corporate law, capital markets, corporate finance, regulation of changes and real estate law.

Marcelo Fuxman was born on November 30, 1955. He has been an alternate member of our supervisory committee since June 2006, in November 2017 he assumed the position of alternate member. Mr. Fuxman holds a degree in Accounting from the Universidad de Buenos Aires. Mr. Fuxman is a partner of Abelovich, Polano & Asociados/NEXIA INTERNATIONAL, an auditing firm, and managing partner of Real Estate Investments S.R.L. He currently serves as Director of Abelovich, Polano & Asoc. S.R.L., Abus las Americas I S.A., Abus Securities S.A., Advanced Capital Securities S.A., Agra Argentina S.A., Agro Managers S.A., Agro Investment S.A., Agrotech S.A., Alto Palermo S.A., Arcos del Gourmet S.A., Austral Gold Argentina BACSAA S.A., Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., Baicom Networks S.A., BH Valores S.A. de Sociedad de Bolsa, BHN Seguros Generales S.A., BHN Sociedad de Inversión S.A., BHN Vida S.A., Bitania 26 S.A., Boulevard Norte S.A., Cactus Argentina S.A., Güemes, Loma de la Lata, Transener, Citelec, Conil S.A., Convexity Sociedad Gerente de Fondos Comunes de Inversión S.A., Cresud SACIF y A, Cyrsa S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Finance S.A., E-Commerce Latina S.A., EASA, Emprendimiento Recoleta S.A., Emprendimientos del Puerto S.A., Transba, Edenor, Exportaciones Agroindustriales Argentinas S.A., Fibesa S.A., Futuros y Opciones.com S.A., FYO Trading S.A., Grupo Dolphin Holding S.A., HIDISA, Hoteles Argentinos S.A., Inversora Bolívar S.A., IRSA Inversiones y Representaciones S.A., Jordelis S.A., La Clara de Banderaló S.A., La Pionera de Anta S.A., Llao – Llao Resorts S.A., Nuevas Fronteras S.A., Nabsa Corporation, Nuevo Puerto Santa Fe S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A., Oberli S.A., Palermo Invest S.A., Panamerican Mall S.A., Petrolera Pampa, Préstamos y Servicios S.A., Proyectos Edilicios S.A., Puerto Retiro S.A., Quality Invest S.A., Palermo Invest S.A., Real Estate Investments S.R.L., Shopping Neuquén S.A., Solares de Santa María S.A., Tarshop S.A., Torres del Puerto S.A., Torres de Puerto Madero S.A., TGS and Unicity S.A.

The ordinary general shareholders' meeting held on April 24, 2019 resolved the following members and alternative members of our supervisory committee were appointed:

Name	Position	Year of appointment (class electing director)
José Daniel Abelovich	Member	2019 (Class A)
Germán Wetzler Malbrán	Member	2019 (Class A)
Jorge Roberto Pardo	Member	2019 (Class B/C)
Martin Fernandez Dussaut	Alternate Member	2019 (Class A)
Marcelo Fuxman	Alternate Member	2019 (Class A)
Sandra Auditore	Member	2019 (Class B/C)

Employees

Edenor had 4,922 employees as of December 31, 2018, 4,789 employees as of December 31, 2017 and 4,692 employees as of December 31, 2016 ..

As of December 31, 2018, approximately 83% of our full-time employees were subject to two collective bargaining agreements. After our privatization, we implemented an employee reduction plan to reduce the number of employees from 6,368 employees at the time of the privatization. The employee reductions were primarily effected through an early retirement program.

The Company’s labor relations with its employees are reflected in the collective bargaining agreements entered into with the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union or “LYF”) for production personnel and the Asociación del Personal Superior de Empresas de Energía (Association of Energy Companies’ Supervisory Personnel or “APSEE”) for supervision personnel. In July 1995, we signed two collective bargaining agreements with the Electric Light and Power Labor Union and Association of Energy Companies’ Supervisory Personnel, which are currently in force pursuant to collective bargaining agreements 817/06 “E” (LYF) and 805/06 “E” (APSEE). Such agreements were renewed on November 8, 2006 and October 5, 2006 respectively. The union agreements have a joint commission integrated by representatives of the Company and the unions, to interpret the agreements and analyze claims and unresolved issues that arise in our daily activities. The most common issues that arise are related to changes in the organization of working tasks, the conformation of the working teams, relocation and readjustment of employees positions, detailed situations with personnel and the analysis of the suitability of different technological advances and their applications.

Although the terms of the collective bargaining agreements approved by the competent authorities have expired, the working conditions arising therefrom continue to apply until the signing of a new agreement by virtue of the provisions of Section 12 of Law No. 14,250, pursuant to which a collective bargaining agreement shall remain valid after its expiry if it is not renewed.

Furthermore, the Company has entered into several memorandum of understanding with the aforementioned unions with an aim to improving the productivity, efficiency, and the integral application of multi-functionalism and multi-professionalism in the development of the tasks of personnel in order to increase the quality levels of the service provided to users.

Additional improvements to optimize the Company’s human resources in the different operational areas include the incorporation and adoption of new technologies and the introduction of changes in organizational structures, work plans and management systems, including the realignment of positions, responsibilities, work shifts and integration of different workplaces.

As of December 31, 2018, the Company’s employees are members of LYF and APSEE. The labor costs of employees who are members of labor unions depend on negotiations between the Company and the unions as a change in employment conditions could potentially generate a significant impact on the Company’s labor costs. In November 2018, the Company reached an agreement with the LYF on a total salary increase to be implemented in 5 tranches, beginning in November 2018 and ending in October 2019. Each increase will be calculated on the basis of the previous month’s salary and paid to the personnel who are union members and are currently employed at the time of each payment. The agreed-upon increases are as follows:

•        10%, applicable as from December 2018.

•        8%, applicable as from February 2019.

•        5%, applicable as from April 2019.

•        5%, applicable as from July 2019.

•        5%, applicable as from October 2019.

Additionally, it was agreed that the values of the Attendance Bonus, payable to those who have maintained perfect attendance for a full quarter or have a maximum of 2 absences over the period, would be adjusted as from November 2018.

As of the date of the annual report, the Company’s negotiations with the APSEE, were pending.

We outsource a number of activities related to our business to third party contractors in order to achieve a lower and more flexible cost base, so as not to oversize our structure following works and investments plans that change from year to year and to provide us with the ability to respond more quickly to changes in our market. We have contracts with third-party service companies that together employed a total of 7,397 employees as of December 31, 2018, 5,477 employees as of December 31, 2017 and 4,045 employees as of December 31, 2016. Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that, if conflicted, contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liabilities between the contractor and the entity to which it is supplying services under certain circumstances. As of December 31, 2018, 2017 and 2016 termination complaints amounted to Ps.186.4 million, Ps.414.5 million and Ps.266.7 million, respectively.

Share Ownership

None of the members of our board of directors, our audit committee or our senior management beneficially own any shares of our capital stock, except for Mr. Ricardo Torres, Mr. Marcos Mr. Marcelo Mindlin, Mr. Damián Miguel Mindlin and Mr. Gustavo Mariani who, through Pampa Energía are indirect beneficiaries of all of our Class A common shares. In addition, Mrs. Carolina Sigwald, Mr. Leandro Montero, Mr. Eduardo Maggi, Mr. Daniel Flaks and Mr. Carlos Ariosa are the beneficial owners of our capital stock represented by Class B common shares. They receive Edenor's shares in the framework of the stock compensation plan. See “Item 7. Major Shareholders and Related Party Transactions.”

Item 7.        Major Shareholders and Related Party Transactions

The following table sets forth information relating to the ownership of our common shares as of the date of this annual report.

	Class(1)	Shares	Percent Ownership
Pampa Energía S.A.(2)	A	462,292,111	51.00%
Employee Stock Participation Program	C	1,952,604	0.22%
Public	B	170,715,565	18.83%
ANSES(3)	B	242,999,553	26.81%
Treasury Shares	B	28,495,267	3.14%
Total		906,455,100	100.00%

(1)   Each class of shares entitles holders to one vote per share.

(2)   All of our Class A common shares have been pledged to the Argentine Government to secure our obligations under our concession and cannot be transferred without the prior approval of the ENRE. See “Item 4. Information on the Company—Business Overview—Our obligations”.

(3)   On November 20, 2008, the Argentine Congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the ANSES and eliminating the retirement savings system previously administered by private pension funds under the supervision of the Superintendency of Retirement and Pension Funds Administrators, under the Ministry of Labor. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES. These transferred assets included 242,999,553 of our Class B common shares, representing 26.8% of our capital stock. The ANSES is subject to the same investment rules, prohibitions and restrictions that were applicable to the Argentine private pension funds under the retirement savings system, except as described in the following sentence. On April 12, 2011, the Executive Power issued Emergency Decree No. 441, which annulled the restrictions under Section 76(f) of Law No. 24,241 on the exercise of more than 5% of the voting power in any local or foreign company, such as us, in any meeting of shareholders, irrespective of the actual interest held in the relevant company’s capital stock. The annulment of the restrictions under Section 76(f) of Law No. 24,241 came into effect on April 14, 2011. As of such date, ANSES may exercise its voting power in any local or foreign company, such as us, based on the actual interest held in the relevant company’s capital stock.

All of our shares have the same voting rights. As of December 31 2018, there was one registered shareholder of our ADSs in the United States and 6,462,139 of our ADSs were outstanding. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are residents. We have no information concerning holders with registered addresses in the United States that hold our shares not represented by ADSs.

Initial Public Offering

In April 2007, we completed the initial public offering of our Class B ordinary shares in the form of American Depository Shares (ADSs). We and a group of our shareholders sold 18,050,097 ADSs, representing 361,001,940 ordinary Class B common shares, in an offering in the United States and other jurisdictions outside of Argentina, and the Employee Stock Participation Program sold 81,208,416 ordinary class B shares in a simultaneous offering in Argentina. The ADSs are listed on the New York Stock Exchange under the symbol “EDN” and the Class B common shares are listed on the BASE under the same symbol. We received approximately U.S.$61.4 million from the initial public offering, before costs. Of this amount, we used approximately U.S.$36 million to repurchase some of our Discount Notes due 2014. The remainder of the proceeds from the initial public offering was used to repurchase some of our Fixed Rate Par Notes due 2016 and for capital expenditures. After the initial public offering, our controlling shareholder continues to own 51% of our ordinary shares.

Parent Company Merger Process

The merger by absorption between Central Térmica Loma de la Lata S.A. (“CTLL”), as merging and surviving company, and EASA, or parent company, and IEASA S.A. (“IEASA”) EASA’s majority shareholder. as the merged/absorbed companies, began in March 2017. On January 19, 2018, the CTLL’s shareholder’s approved the merger and the CTLL’s board of directors became responsible for the management of EASA and IEASA, in accordance with the provisions of Section 84 of the Argentine Corporations Law.

On September 22, 2017, PESA’s board of directors approved the merger of BLL, CTG, CTLL (the acquiring company of EASA), EG3 Red, INDISA, INNISA, IPB, PPII, Transelec, and PEPASA, as the acquired or absorbed companies, into PESA, as the acquiring or absorbing company, under the terms of tax neutrality (tax-free reorganization) pursuant to Section 77 and following sections of the Income Tax Law. The effective date of the merger was established as October 1, 2017, as from which date the transfer to the acquiring company of the totality of the acquired companies’ equity will take effect, with all the latter’s rights and obligations, assets and liabilities becoming incorporated into the acquiring company’s equity; all that subject to the corporate approvals required under the applicable regulations and the registration with the Public Registry of Commerce of both the merger and the dissolution without liquidation of the acquired companies.

On August 24, 2018, the Company was notified of the registration by the IGJ of: (i) the merger of EASA (the parent company of Edenor.) and IEASA (the parent company of EASA), with and into CTLL, as the absorbing and surviving company of both; and (ii) the merger with and into Pampa, as the absorbing and surviving company, of CTLL, BLL, CTG, Eg3 Red, INNISA, INDISA, IPB, PPII and PEPASA, as the absorbed companies. As a result thereof, Pampa became the direct controlling company of Edenor.

Share Buy-Back Program

On October 23, 2008, we launched a tender offer in Argentina for our Class B common shares at a purchase price of Ps.0.65 per share in nominal currency, equivalent to Ps.4.5 in current currency,  400,000 Class B common shares were validly tendered and purchased pursuant to the offer.

On November 14, 2008, we commenced an open-market share purchase program. Under the terms of the program, we were authorized to purchase our Class B common shares for up to Ps.45 million in nominal currency, equivalent to Ps.309.2 in current currency, subject to certain volume and price restrictions. The open market share purchase program expired on March 17, 2009. Pursuant to the program we purchased 9,012,500 Class B common shares, at an average price of Ps.0.65 per share in nominal currency, equivalent to Ps.4.5 in current currency, representing approximately 1.03% of our capital stock.

The original term of own shares in portfolio was extended by resolution of the Ordinary General Meeting of Shareholders of the Company dated March 3, 2011, for the same term, computable from November of that year.

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

On May 10, 2018, the Company held the Annual General Meeting that resolved by majority vote approve the allocation of own shares in portfolio under the terms of article 67 of the CML.

On December 4, 2018, the Company’s board of directors, approved a share repurchase pursuant to both Section 64 of the CML and the regulations of the CNV, under the following terms and conditions: a maximum amount of Ps.800 million can be invested; the treasury stock may not exceed the limit of 10% of share capital, as a whole; the maximum price to be paid for the shares is U.S.$30 per ADR in the New York Stock Exchange, or the equivalent amount in pesos at U.S.$1.5 per share in the Bolsas y Mercados Argentinos S.A.; the repurchases will be made with realized and liquid profits; and the shares may be acquired for a term of 120 calendar days beginning on December 5, 2018.

In this framework, on December 31, 2018, the Company repurchased 15,590,860 of its own Class B shares with a nominal value of Ps.1.

As of December 31, 2018 and 2017, the Company owned 23,385,028 and 7,794,168 shares, respectively.

On April 8, 2019, the Company held the Annual General Meeting that resolved by majority vote approve the allocation of own shares in portfolio under the terms of article 67 of the CML.

The Company’s Share-based Compensation Plan

In 2016, the Company’s board of directors proposed that the Company’s treasury shares be used for the implementation of a long-term incentive plan in favor of executive directors, managers or other personnel holding key executive positions that have an employment relationship with the Company and those individuals that are invited to participate in the future, under the terms of Section 67 of the CML. The plan was ratified and approved by the ordinary and extraordinary shareholders’ meeting held on April 18, 2017.

During 2018, the Company awarded a total of 272,241 shares as additional remuneration to executive directors and managers for special processes developed as compared to 1,618,332 shares in 2017.

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

A number of our and SEGBA’s former employees have brought claims against the guaranty and repurchase fund, the Argentine Government and, in certain limited cases, us, in each case relating to the administration of our Employee Stock Participation Program. The plaintiffs who are former employees of SEGBA were not deemed eligible by the relevant authorities to participate in the Employee Stock Participation Program at the time of its creation, which determination these plaintiffs dispute and are seeking compensation for. The plaintiffs, who are our former employees, are either seeking payment of amounts due to them by the guaranty and repurchase fund for share transfers that occurred upon their retirement from our employment or disputing the calculation of the amounts paid to them by the Guaranty and Repurchase Fund. In several of these claims, the plaintiffs have obtained attachment orders or injunctive relief against the guaranty and repurchase fund over approximately 1,567,231 Class C common shares and Ps. 709,149 of the funds on deposit in the fund, in each case up to the amount of their respective claims. Because the outcome of these proceedings has not yet been determined, the Argentine Government has instructed Banco Nación to create a Contingency Fund to hold a portion of the proceeds of the offering of Class B common shares by the Employee Stock Participation Program pending the outcome of these legal proceedings.

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

    On August 31, 2010, we signed an amendment to the EASA agreement extending the term of the agreement to five years following September 19, 2010. Our board of directors approved the amendment on August 31, 2010. No other terms of the contract were modified.

On November 10, 2015, another amendment was executed to extend the term of the EASA agreement until September 19, 2020 and ratifying all other provisions. Such amendment was approved by our board of directors on November 9, 2015, with the prior favorable opinion of our Audit Committee.

Due to the merger process of EASA and its parent IEASA with and into CTLL, and, in turn, of CTLL with and into Pampa, the amount stipulated in the agreement in consideration of the services will be paid to Pampa as the acquiring and surviving company/companies of EASA.

Agreement with Comunicaciones y Consumos S.A.

During 2007 and 2008, the Company and Comunicaciones y Consumos S.A. (“CYCSA”) entered into agreements pursuant to which the Company granted CYCSA the exclusive right to provide telecommunications services to the Company’s users through the use of the Company’s network in accordance with the provisions of Executive Order 764/00 of the PEN, which contemplates the integration of voice, data and image transmission services through the existing infrastructure of electricity distribution companies such as the Company’s network, as well as the right to use the poles and towers of overhead lines under certain conditions. Additionally, the Company has the right to use part of the optical fiber capacity. In accordance with the terms of the agreements, CYCSA is responsible for all maintenance expenses and expenses related to the adoption of the Company’s network for the rendering of such telecommunications services. The term of the agreement, which was originally ten years to commence from the date on which CYCSA’s license to render telecommunications services was approved, was subsequently extended to 20 years by virtue of an addendum to the agreement. In consideration of the use of the network, CYCSA grants the Company 2% of the annual charges collected from users, before taxes, as well as 10% of the profits obtained from provision of services.

As of December 1, 2016, CYCSA was no longer a related party.

Agreement with SACME

In the framework of the regulation of the Argentine electric power sector established by Law No. 24,065 and SEE Resolution No. 61/92, and after the awarding of the distribution areas of the city and metropolitan area of Buenos Aires to Edenor and Edesur S.A., the bidding terms and conditions of the privatization provided that both companies were required to organize SACME to operate the electric power supervision and control center of the transmission and sub-transmission system that feeds the market areas transferred to those companies. For such purpose, on September 18, 1992 SACME was organized by Edenor and Edesur S.A.

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

The share capital of SACME is divided into 12,000 common, registered non-endorsable shares, of which 6,000 Class I shares are owned by Edenor and 6,000 Class II shares are owned by Edesur S.A.

In 2018, the Company’s operating costs amounted to Ps.81.6 million.

Orígenes Seguros de Vida S.A.

During the process of hiring a compulsory life insurance and after receiving several proposals from insurance companies, our board of directors approved the insurance provider Origenes Seguros de Vida on March 8, 2016, and the audit committee’s favorable opinion was subsequently received.

In 2018, the Company’s operating costs relating to this agreement amounted to Ps.19.5 million.

Pampa Energía S.A.

The board of directors in its meeting held on June 1st 2016 approved, after the favorable opining of Audit Committee, to enter into a works contract with Pampa Energía, in which Pampa Energia is the Principal and Edenor the Contractor and the purpose of which is: (i) to perform the civil engineering works and electrical installation of a new output field of a double busbar 132Kv cable, jointly with all the auxiliary equipment required in the Substation No. 158 Pilar owned by Edenor (the SSEE Pilar) located in the Pilar Industrial Park, Province of Buenos Aires; and (ii) the execution of the project, civil engineering works and wiring of a CS 132kV single circuit line electroduct and a remote control optic fiber to link the SSEE Pilar with the future “Pilar” Thermal Plant owned by PESA, which is also located within the Pilar Industrial Park.

SACDE S.A.

During 2018, due to the agreement between the Argentine Government and SACDE S.A. (“SACDE”) for the construction of the Presidente Perón highway extension, Edenor received requests from SACDE for relocating certain facilities owned by the Company located in areas that potentially impede the highway’s construction. As stipulated in Edenor’s Concession Agreement, SACDE will pay the entire cost of the removals in question as the requesting party. Therefore, the projects and permits area of the Company’s Operations Department prepared the respective works budgets in accordance with the effective price list, the related percentages for contingencies, Edenor’s fee for the project for providing works oversight and associated electric operations, in addition to the estimated time period for the completion of the works. As SACDE is a related party pursuant to the CML, the aforementioned works contracts were approved by the board of directors at the corresponding board meetings held on April 25, 2018 and January 30, 2019.

FIDUS S.G.R.

The Company’s board of directors, at its meeting of December 4, 2018, approved the contribution of funds to Fidus SGR totaling Ps.25.0 million, in the capacity as protector partner and with the scope set forth in Law No. 24,467. As a result, the Company expects to strengthen its relationship with its suppliers by giving them the possibility of facilitating an improvement in financing conditions.

Item 8.        Financial Information

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

Legal Proceedings

In the ordinary course of our business, we participate as plaintiff and defendant in various types of lawsuits. Our management evaluates the merit of each claim and assesses its possible outcome, recording a reasonable allowance in our financial statements for the contingencies related to the claims filled in the lawsuits against the Company. On December 31, 2018, we had established provisions in the aggregate amount of Ps.1,257.6 million to cover potential losses from such claims and legal proceedings. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

We are not aware of any other contingencies that are reasonably possible and, as of December 31, 2018, there were no losses in excess of the contingencies that we recognized in our Financial Statements as of and for the year ended December 31, 2018.

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

b.      Legal action brought by Consumidores Financieros Asociación civil para su defensa

In March 2010, Consumidores Financieros, Asociación Civil Para Su Defensa, a consumers’ association, instituted an action against Edenor and Edesur in the National Court of First Instance in Federal Administrative Claims Tribunal No. 2, Secretariat 3 (Juzgado Nacional de Primera Instancia en lo Contencioso during a 10 year period. The action is based on three claims. First, the plaintiffs claim a refund for the percentage payment of VAT over a taxable base they allege was inappropriately increased to include an amount that exceeded Edenor’s and Edesur’s own payments to the WEM. Second, the plaintiffs claim a refund for charges relating to interest on payments by users that the plaintiffs claim Edenor and Edesur failed to adjust to reflect the actual number of days the payment was outstanding. Finally, the plaintiffs claim a refund for late payment charges from 2008 onwards calculated at the rate of the tasa pasiva (the interest rate that Banco Nación pays on deposits) in alleged contravention of the Law of Consumer Defense (Ley de Defensa del Consumidor) in April 2008.

On April 22, 2010, we answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Argentine Government, the AFIP and the ENRE as third-party defendants. As of the date of this annual report, a decision on this case is pending. It is estimated that the proceedings will not conclude in 2019.

c.      Legal action brought by Asociación de Defensa de Derechos de Usuarios y Consumidores – ADDUC

On October 21, 2011, we were notified of a lawsuit filed by the Association for the Defense of Rights of Users and Consumers (Asociación de Defensa de Derechos de Usuarios y Consumidores, or “ADDUC”) requesting that the intervening court (i) order the reduction or moderation of penalty interest rates or late payment interest that we charge to users, because such rates allegedly violate Art. 31 of Law 24,240, and (ii) declare the non-implementation of the agreements or conventions which have stipulated the interest rates that we apply to its users, and of the administrative regulations on the basis of which we justify the interest charging and (iii) orders the restitution of wrongfully perceived interests of users. On April 8, 2014, the court granted the motion to dismiss on account of the existence of other action pending (lis pendens) and ordered that the proceedings be referred to such other court, to be consolidated with such other case “Consumidores Financieros Asociación Civil c/EDESUR y Otro s/ incumplimiento contractual”.

As of the date of this annual report, a decision on this case is pending. It is estimated that the proceedings will not conclude in 2019.

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

- that the Company be fined in the amount of Ps.375,000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and Resolution No. 905/1999 of the ENRE; and

- that our users be paid the following amounts as compensation for the power cuts suffered: Ps.180 to each small-demand residential user who suffered power cuts that lasted more than 12 continuous hours, Ps.350 of each of those who suffered power cuts that lasted more than 24 continuous hours, and Ps.450 to of each of those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to user facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

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

On April 24, 2013, we were notified of the decision of the Appellate Court in Contentious and Administrative Federal Matters No. 1 to deny direct appeal filed by us. On May 3, 2013 and May 13, 2013, we filed an Ordinary Appeal and a Federal Extraordinary Appeal, respectively, with the Supreme Court. On November 7, 2014, our Ordinary Appeal was rejected and our Federal Extraordinary Appeal was partially granted. We timely submitted an extraordinary appeal on account of the partially denied appeal (“Recurso de Queja por Recurso Extraordinario Denegado”).

As of the year ended December 31, 2018, we made a provision for principal and interest accrued for an amount of Ps.57.3 million within the Other non-current liabilities account. As in the framework of the “Agreement” concluded with the ENRE, the procedure is still “suspended”, and we cannot estimate the date on which the litigation will end.

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

On November 22, 2013, we amended the complaint so as to claim additional damages as a consequence of the Argentine Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the court hearing the case ordered that notice of the complaint be served within the time limit prescribed by law, which was answered by the Argentine Government. Subsequently, the Company informed the Court of the issuance of SE Resolution No. 32/15 as new event (“hecho nuevo”), under the terms of Section 365 of the Federal Code of Civil and Commercial Procedure. After notice was served, the court rejected the treatment thereof as an “event”, holding Edenor liable for costs. The Company filed an appeal, which was admitted “with a delayed effect” (i.e. the Appellate Court will grant or reject the appeal when deciding on the granting or rejection of the appeal against final judgment). On December 4, 2015, we requested the suspension of the procedural time-limits, which as of the date of this annual report, are still suspended by mutual agreement.

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

f.       Summary Procedure DJ/36/14 initiated by the AFIP

In May 2012, the Company filed the original minimum presumed income tax return for fiscal period 2011 with no assessed tax amount in the understanding that the payment of the tax for fiscal period 2011 when the Company’s cumulative income tax losses carry forward amounted to Ps.258 million, violated recognized constitutional guarantees and reflected its lack of payment capacity in relation to the taxes levied on income, such as the Minimum presumed income tax. This situation was duly informed to the AFIP.

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

On November 19, 2015, pursuant to administrative proceedings DJ/36/14 initiated by the AFIP, the Company is accused of and fined for the filing of an inaccurate minimum presumed income tax return for fiscal period 2011.

On December 30, 2015, the Company filed a post-judgment motion for reversal with the tax authority, requesting that the administrative proceedings be revoked, the fine imposed be annulled and the respective records be filed,which was denied.

Company did not intent to cause any harm to the national treasury, particularly considering that a rectifying tax return has been filed.

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

In our opinion, such local taxes are not applicable under federal regulations and case law. The Company’s management and its external counsel understand that there are reasonable grounds to believe that Edenor should prevail on this matter.

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

i.       AGIP’s claim. Determinative Resolution N° 3417/DGR/17

By Determinative Resolution N° 3417/DGR/17 issued on December 5, 2017, the AGIP claims Edenor alleged differences in the contribution impacting on electricity companies. The difference is based on the content of the tax base of the Contribution, which the AGIP asserts is made up of the Company’s monthly income from the sale of electricity, without admitting the deduction for the sale of energy to railroads, pursuant to the federal laws that govern the Contribution. Through Resolution 3417/17, the General Tax Collection authority: a) challenged the tax returns submitted by Edenor in connection with “Contributions impacting Electricity Companies in relation to the fiscal periods in 2011 (1st to 12th monthly advances), 2012 (1st to 12th monthly advances) and 2013 (1st to 12th monthly advances); b) determined ex officio the taxable matter and the resulting tax from the taxpayer for the 2011, 2012 and 2013 fiscal years for a total amount of Ps. 233,624.02 plus interest; c) established that for the income obtained with respect to the activity “Electric power distribution and commercialization services,” the Company should pay the mentioned Contribution at a rate of 6% for the 2011, 2012 and 2013 fiscal years, and d) Imposed a fine of Ps. 151,855.61 on Edenor.

In a timely manner, on January 18, 2018, we filed an appeal for reconsideration under the terms of Article 150 of the Tax Code of the Autonomous City of Buenos Aires (T.O.2018), against AGIP’s Determinative Resolution N° 3417/DGR/17.

j.       Legal action brought by the Company (“Edenor S.A. vs Ribera Desarrollos S.A.”)

In connection with the purchase and construction of real estate property from RDSA for a total of U.S.$46 million (equivalent to Ps.439.3 million using the effective exchange rate at the time of the execution of the purchase agreement), we have initiated an arbitration process as a result of contract claims filed against RDSA for damages, and were involved in a mandatory conciliation proceeding (mediación obligatoria) with Aseguradores de Cauciones S.A (the “Insurer” or “Aseguradores de Cauciones”),  in order to collect the mentioned amount plus interest under the surety bond issued by the Insurer, which guaranteed RDSA’s obligations, which proceeding ended in failure. Under Argentine law, such conciliation proceeding is a condition to pursuing collection proceedings in a court of law. As of the date of this annual report, RDSA had filed a voluntary petition for reorganization (similar to a Chapter 11 proceeding in the United States) and certain regulatory action of the Insurance Regulatory Agency (Superintendencia de Seguros de la Nación) had imposed a restriction on the Insurer’s ability to make dispositions over its assets until a certain liquidity deficiency is solved; it is therefore uncertain if we will be able to collect the claimed amounts  in full or at all (See “Item 4—Information on the Company—Property, Plant and Equipment—Termination of agreement on real estate property”).

DIVIDENDS

Pursuant to the Argentine Corporations Law, declaration and payment of annual dividends, to the extent the distribution of available earnings complies with the requirements of such law, is determined by our shareholders at the annual ordinary shareholders’ meeting. From time to time, the board of directors makes a recommendation with respect to the payment of dividends. Edenor has not declared or paid any dividends since August 14, 2001.

Amount available for distribution

Dividends may be lawfully declared and paid only out of our retained earnings stated in our yearly financial statements prepared in accordance with IFRS and CNV regulations and approved by the annual ordinary shareholders’ meeting.

According to the Argentine Corporations Law and our by-laws we are required to maintain a legal reserve of 20% of our outstanding capital stock. The legal reserve is not available for distribution to shareholders. Under the Argentine Corporations Law and our by-laws, our yearly net income (as adjusted to reflect changes in prior results) is allocated in the following order:

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

As from February 2017, pursuant to ENRE Resolution No. 63/17, the company no longer has regulatory restrictions to make dividend payments. Consequently, we could pay dividends out of our retained earnings, subject to the conditions set forth by the Argentine Corporations Law.

As of December 31, 2018, we have 23,385,028 treasury shares. The adquisition costo of the same in the market, in accordance with the provisions of Title IV, Chapter III, article 3.11.c of the CNV’s Rules, restricts the amount of the realized and liquid gains that we may distribute to our shareholders.

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

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Year	High	Low	High	Low
2014	8.70	2.32	16.47	4.93
2015	14.55	5.39	19.75	8.90
2016	22.20	9.38	27.98	13.44
2017	45.75	21.75	52.00	28.63
2018	62.10	38.60	62.55	19.60

The following tables set forth, for the periods indicated, the reported high and low sales prices for our shares on the BASE and the reported high and low sales prices for the ADSs on the NYSE.

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2017
First Quarter	27.95	21.75	34.95	28.63
Second Quarter	28.40	24.20	36.67	30.06
Third Quarter	34.50	25.80	39.75	29.47
Fourth Quarter	45.75	35.55	52.00	40.25

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2018
First Quarter	62.10	46.60	62.55	50.05
Second Quarter	61.40	47.25	58.70	32.49
Third Quarter	52.95	39.25	35.00	19.60
Fourth Quarter	50.95	38.60	27.09	20.70

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2018
November	48.15	40.25	27.05	22.59
December	50.95	46.60	27.09	25.00
2019
January	53.50	49.60	28.77	26.50
February	56.50	50.00	29.60	26.02
March	52.20	42.50	26.61	19.10
April (1)	41.50	36.80	19.73	17.00

(1)     Represents the corresponding sale prices from April 1 through April 26, 2019.

THE ARGENTINE SECURITIES MARKETS

Trading on the Mercado de Valores de Buenos Aires

Trading in the Argentine securities market

Pursuant to the provisions of the CML, securities market in Argentina is comprised of several markets that require authorization from the CNV to operate (the “Authorized Markets”), including the BYMA, the Mercado Abierto Electrónico S.A., the Mercado Argentino de Valores S.A., the Mercado de Valores de Córdoba S.A., the Mercado a Término de Rosario S.A., among others. The CML allows the authorized Markets to delegate certain of its duties and rights as a market to other qualified entities, as previously authorized by the CNV. Securities listed on these exchanges include corporate equity, bonds and government securities.

On December 29, 2016, the CNV authorized BYMA and on January 2, 2017, IGJ and CNV authorized the creation and operation of BYMA. Sixty percent of its capital stock is held by shareholders of S&P MERVAL and the other 40 percent is owned by BASE.

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

BYMA incorporated 99.96% of Caja de Valores ’equity, and as a result, the operating cycle of the capital market industry will be vertically integrated. At the technological level, BYMA acquired the Millennium Stock Exchange platform belonging to the London Stock Exchange group as a sign of its innovative vocation and with the aim of providing the best attention to its participants and investors. Millennium, a leading global technology provider in trading and post-trading software, currently serves the London, Milan, Oslo and Johannesburg Stock Exchanges, among others.

Although companies may list all of their capital on the BYMA or any other Authorized Market, controlling shareholders in Argentina typically retain the majority of a company’s capital stock, resulting in a relatively small percentage of active trading of the companies’ stock by the public on any such Authorized Market.

 Securities may also be listed and traded through over-the-counter market brokers who are linked to an electronic reporting system. The activities of such brokers are controlled and regulated by MAE, an electronic over-the-counter market reporting system that functions independently from the BYMA. Under an agreement between the BCBA and the MAE, trading in equity and equity-related securities is conducted exclusively on the BCBA (now BYMA) and trading in corporate debt securities is conducted on both the S&P MERVAL/BCBA (now BYMA) and the MAE. Trading in Argentine Government securities, which are not covered by the agreement, may be conducted on either or both of the BYMA and the MAE. The agreement does not extend to other Argentine exchanges.

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

In order to improve Argentine securities market regulation, the Argentine Government issued Decree No. 677/01 on June 1, 2001, which provided certain guidelines and provisions relating to capital markets transparency and best practices. Further improvements to Argentine securities market regulations were introduced in December 2011 when was modified the Argentine Criminal Code to include insider trading as a criminal offense. In addition, on November 29, 2012, the Argentine Government enacted the CML, which revoked law No. 17,811, and Decree No. 677/01. However, CML incorporated most of the provisions established in those regulations. These provisions were regulated by the CNV through Resolution No. 622/13 and further modifications.

On May 9, 2018, the Argentine Congress approved the Productive Financing Law No. 27,440, which introduced significant reforms to the CML, the Mutual Funds Law No. 24,083 and the Argentine Negotiable Obligations Law No. 23,576, among others. In this respect, the following key reforms are, among others:

(i)           Promoting access to MiPyMES (micro, small and medium-sized companies) to the capital market, among others;

(ii)         Tender offers’ regulatory framework: modifies the criteria to determine, such as the price and timing for launching a tender offer due to a change in control, among others.

(iii)       The CNV has power to issue regulations in order to determine when an offer may be considered private placement or public;

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

Money Laundering

Law No. 25,246, as amended, categorizes money laundering as a crime, defining it as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) appear as if obtained through legitimate means, provided that the aggregate value of the assets involved exceed in the aggregate (through one or more related transactions) Ps.300,000.

On June 1, 2011, the Argentine Congress adopted law 26,683. Pursuant to such law, money laundering is now an autonomous crime and self-money laundering is also punished. The law also extended the reporting obligations to certain private sector parties not obliged before, and also extended from 30 to 150 days the lapse of time within which certain private entities are required to report suspicious activities or operations, in order to permit those entities to analyze transactions and operations in more detail before reporting them to the relevant authorities.

In addition, the Money Laundering Law created the Unidad de Información Financiera (“UIF”), which is charged with the handling and the transmission of information in order to prevent the laundering of assets originating from: (i) Crimes related to illegal trafficking and commercialization of narcotics (Law No. 23,737); (ii) Crimes related to arms trafficking (Law No. 22,415); (iii) Crimes related to the activities of an illegal association as defined in Article 210 bis of the Penal Code; (iv) Illegal acts committed by illegal associations (Article 210 of the Penal Code) organized to commit crimes for with political or racial objectives; (v) Crimes of fraud against the Public Administration (Article 174, Section 5 of the Penal Code); (vi) Crime against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of Book Two of the Penal Code; and (vii) Crimes of underage prostitution and child pornography under Articles 125, 125 bis, 127 bis and 128 of the Penal Code.Law No. 25,246 assigns information and control duties to certain private sector entities, such as banks, agents, stock exchanges and insurance companies, according to the regulations of the UIF, and for financial entities, the Central Bank. These regulations apply to many Argentine companies. These obligations consist mainly of maintaining internal policies and procedures aimed at preventing money laundering and financing of terrorism, especially through the application of “know your customer” (“KYC”) policies.

Financial entities must inform UIF about any suspicious or unusual transaction, or transactions lacking economical or legal justification, or being unnecessarily complex. The Central Bank publishes a list of “non-cooperating” jurisdictions. In addition, it has established guidelines and internal procedures for unusual or suspicious transactions, which must be implemented by financial institutions and other entities.

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

In February 2016, through Decree 360/16, the Argentine Government created the “National Coordination Program for Combating Money Laundering and Terrorist Financing” within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the anti-money laundering and anti-terrorist financing system at the national level, in light of the actual risks that could impact the Argentine territory and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and the Financial Action Task Force standards.

Resolution No. 121/11 issued by the UIF (“Resolution 121”), as amended, is applicable to financial entities subject to Law No. 21,526, to entities subject to the Law No. 18,924, as amended, and to natural and legal entities authorized by the Central Bank to intervene in the purchase and sale of foreign currency through cash or checks issued in foreign currency or through the use of credit or payment cards, or in the transfer of funds within or outside the national territory (the “Obligated Parties to Resolution 121”), and Resolution No. 229/11 of the UIF (“Resolution 229”), as amended, is applicable to brokers and brokerage firms, companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets regardless of the object (the “Obligated Parties to Resolution 229”). Resolution 121 and Resolution 229 regulate, among other matters, the obligation to collect documentation from clients and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing operations.

In turn, Decree No. 27/18, dated January 10, 2018, amended Law No. 25,246 related to the requirements imposed upon obliged subjects (“Obliged Subjects”), the management of their clients information and the information required for KYC purposes. Such decree now requires Obliged Subjects to refrain from revealing any investigations carried out in compliance with Law No. 25,246 to their clients and/or any third parties.

On January 11, 2017, the UIF published Resolution No. 4/17, which established that special due diligence measures must be applied for identifying foreign and domestic investors (who shall comply with the requirements therein set forth to qualify as such) in the Republic of Argentina upon requesting the opening of special investment accounts.

Subsequently, the UIF published Resolution No. 30-E/17, effective as of September 15, 2017, which derogated Resolution No. 121 and established new guidelines to be followed by financial and securities institutions in their capacity as parties legally obliged to provide financial information under the Anti-Money Laundering Law, based on the revised recommendations of the GAFI for 2012.

These amendments facilitate compliance of the requirements imposed upon the Obliged and continue the migration of the system towards a risk-based approach.

Resolution No. 30-E/17 determines the minimum compliance elements that must be included in a system for the prevention of money laundering and terrorist financing, such as the process of customer due diligence, training programs, operations monitoring, reporting of suspicious operations and rules applicable in cases of non-compliance, among others.

Recently, the UIF published Resolution No. 21/18 which states that reporting parties under Resolution No. 229 must evaluate their risks and adopt measures to mitigate them, in order to prevent money laundering as efficiently as possible. Within this framework, individuals are enabled to implement reputable technological platforms which allow carrying out long-distance procedures without the need to present documentation in person.

The Central Bank and the CNV should also comply with provisions of the Money Laundering Law. In this respect, the CNV regulations provide that entities involved in the public offering of securities (other than issuers), including, among others, underwriters of any primary issuance of securities, must comply with the standards set by the UIF. in particular, they must comply with the obligation regarding customer identification and required information, record-keeping, precautions to be taken to report suspicious operations, policies and procedures to prevent money laundering and terrorist financing. with respect to issuers (such as the Company), CNV regulations provide that any entity performing significant capital contributions or loans must be identified, whether or not a shareholder at the time of the contributions, and must meet the requirements for general participants in the public offering of securities, provided in the CNV regulations and the UIF regulations, especially with regards to the identification of such persons and to the origin and legality of the funds and loans provided.

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

Pursuant to the same understanding, the Central Bank established certain regulations to prevent money laundering and terrorist financing. In September 2016, the Central Bank Communication “A” 6060 entered into force and established that when existing clients cannot comply with identification and know-your-customer procedures in accordance with applicable regulations, it will be necessary to carry out a risk analysis in order to evaluate whether to continue the relationship with the client. The criteria and procedures to be applied to this process must be described by the financial entities in their internal risk management manuals governing prevention of money laundering and terrorist financing. If it is necessary to begin the process of discontinuing a transaction, it will be necessary to observe the procedures and existing terms of the rules of the Central Bank applicable to the product(s) contracted by the client(s). The obligated parties must save, for a period of 10 years, the written procedures applied in each case regarding the discontinuation of the client transaction.

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

Moreover, through Law No. 27,260 and Decree No. 895/16, the UIF was granted the ability to communicate information to other public entities with intelligence or investigative capabilities, making it clear that it could only do so with a prior reasoned decision of the president of the UIF and only with precise and serious indications of the commission of any of the crimes contemplated in the Prevention of Money Laundering Law. The communications of the UIF will include the transfer of the confidentiality obligation established in Article 22 of the Prevention of Money Laundering Law, holding the officials of the entities receiving the confidential information who disclose such confidential information liable for the penalties established therein. It was made clear that the UIF does not exercise the ability referenced in cases related to voluntary and exception declarations made under Law No. 27,260.

On December 22, 2017, the Central Bank enacted Communication “A” 6399 by means of which it abrogated item 1.3 of the regulations regarding “Anti-Money Laundering, Terrorism Financing and other illegal activities” which regulated the obligation of financial institutions and foreign exchange agencies to maintain certain databases, as of January 1, 2018. The abrogated regulations established the obligation for financial institutions and foreign exchange agencies subject to the Central Bank’s regulation to maintain databases regarding client operations.

In June 2018, Law No. 27,446 amended certain provisions of the Money Laundering Law, with te purpose of simplifying judicial proceedings, adopting certain international standards.

               For more information, you should seek advice from their legal counsel and read the applicable rules mentioned herein, including their amendments, which are at the following websites: www.infoleg.gov.ar, the UIF’s website: www.uif.gov.ar and the Central Bank’s website: www.bcra.gov.ar. The information contained on these websites is not part and shall not be deemed incorporated into, this annual report.

In August, 2018, pursuant Resolution No. 97/18 published by the UIF, the regulation of the duty of cooperation of the Central Bank with the UIF was approved in order to adequate said regulation to Resolution No. 30-E/17.

In November, 2018 the UIF published Resolution No. 134/18, which updates the list of persons that should be considered “politically exposed” (PEP) in Argentina, considering the functions they perform or have performed, as well as its relationship of closeness or affinity with third parties who perform or have performed in such functions.

On December 26, 2018, the UIF published Resolution No. 154/18, which amended the current supervision procedures through new designs adapted and according to international standards promoted by the GAFI based on risks. As a consequence, the UIF approved the “Supervision Procedures Based on Risks of the Unidad de Información Financiera”, repealing the dispositions of Annex II, III and IV of Resolution No. 104/10, section 7 and dispositions of Annex V and Annex VI of Resolution No. 165/11 and Annex III of Resolution No. 229/14.

Finally, on December 28, 2018, UIF Resolution No. 156/2018 approved the restated texts of UIF Resolution No. 30-E/2017, UIF Resolution No. 21/2018 and UIF Resolution No. 28/2018, in accordance with Decree No. 891/2017 on Good Simplification Practices. UIF Resolution No. 156/18 amended and restated the measures, procedures and controls that the reporting parties listed in such resolutions should implement and apply to manage the risk of application by third parties with the intent of pursuing criminal activities involving money laundering and financing of terrorism. It is further established that such reporting parties shall provide a schedule for digitalization of pre-existing client files based on risk.

For more information, you should seek advice from your legal counsel and read the applicable rules mentioned herein, including their amendments, which can be found at the following websites: www.infoleg.gov.ar, the UIF’s website: www.uif.gov.ar and the Central Bank’s website: www.bcra.gov.ar. The information contained on these websites is not part and shall not be deemed incorporated into, this annual report.

Corporate Criminal Liability Law

On March 1, 2018, the Corporate Criminal Liability Law No. 27,401 (“the Corporate Criminal Liability Law”) came into effect, after having been enacted by the Argentine Congress on November 8, 2017, providing for the criminal liability of corporate entities for offenses against the public administration and cross-border bribery committed by, among others, its shareholders, attorneys-in-fact, directors, managers, employees, or representatives. A company found liable under this law may be subject to various sanctions, including, among others, fines from two to five times the undue benefit obtained or that could have been obtained and the partial or total suspension of activities for up to ten years. In addition, this law extended the criminal liability under the Argentine Criminal Code to actions committed outside Argentina by Argentine citizens or companies domiciled in Argentina.

On April 6, 2018, the Executive Branch issued Decree No. 277/18, which regulates the Corporate Criminal Liability Law, providing that the Anticorruption Office of the Ministry of Justice and Human Rights will establish the guidelines to comply with the Corporate Criminal Liability Law’s provisions related to the Integrity Program. On October 4, 2018, the Anticorruption Office issued Resolution No. 27/2018, which approved the “Integrity’s Guidelines for the best compliance of sections 22 and 23 of the Corporate Criminal Liability Law”.

Upon the enactment and entry into force of the Corporate Criminal Liability Law, our board of directors assessed the level of compliance with the Integrity Program set forth in sections 22 and 23 of such law, which seeks to implement a set of internal proceedings, mechanisms and actions for integrity, supervision and control, geared at preventing, detecting and correcting the irregularities and illegal acts covered by such law.

The Integrity Program set forth by law has mandatory and optional requirements, and we have defined the need to comply with all of them.

Furthermore, the Integrity Program is periodically monitored by the board of directors to identify the existence of improvement opportunities or necessary updates. The board of directors has defined that our legal affairs department will be responsible for the implementation of the Integrity Program.

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

Description of Capital Stock

We are a public service company incorporated on July 21, 1992 as a sociedad anónima, a limited liability corporation, duly incorporated under the laws of Argentina for a 95−year period and registered on August 3, 1992 with the Public Registry of Commerce of the City of Buenos Aires under No. 7041 of Book 111, Volume A of Sociedades Anónimas.

As of the date of this annual report, our capital stock consists of Ps.906,455,100, represented by 462,292,111 book-entry Class A common shares, with a par value of one Peso each and the right to one vote per share, 442,210,385 book-entry Class B common shares, with a par value of one Peso each and the right to one vote per share, and 1,952,604 book-entry Class C common shares, with a par value of one Peso each and the right to one vote per share. Under our by-laws, we are required to ensure, unless the ENRE approves otherwise, that Class A common shares represent 51% of our outstanding capital stock and that new Class A, Class B and Class C common shares are issued pro rata to the percentage of the outstanding capital stock represented by them prior to a capital increase, unless a general or special shareholder’s meeting approves otherwise. All of our outstanding shares are currently fully paid.

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

Shareholders’ Liability

Under the Argentine Corporations Law, shareholder liability for a company’s losses is limited to the value of the shareholder’s shareholding in the company. However, shareholders who have a conflict of interest with the company with respect to certain matters and who do not abstain from voting on such matters may be held liable for damages to the company, provided that their votes were involved in the adoption of the relevant decision. In addition, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or the company’s by-laws (or regulations, if any) may be held jointly and severally liable for damages to the company, other shareholders or third parties resulting from the resolution. See also “Item 3. Key Information—Risk factors—Risks related to our ADSs and common shares—Our shareholders may be subject to liability for certain votes of their securities.”

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

In 2008, we acquired 9,412,500 Class B treasury shares with a nominal value of Ps.1.0 in nominal currency, equivalent to Ps.6.9 in current currency. The amount disbursed to acquire these shares totaled Ps.6.1million in nominal currency, equivalent to Ps.41.9 million, which was deducted from unappropriated retained earnings of the equity attributable to the owners of the Company at that date. As of December 31, 2017, the Company owns 7,794,168 shares, 1,618,332 shares were delivered as additional remuneration in favor of executive directors and managers for special processes developed during the year 2016 (See “Item 7. Major Shareholders and Related Party Transactions - The Company’s Share-based Compensation Plan”).

.

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

Shareholders who have exercised their preemptive rights have the right to exercise accretion rights, on a pro rata basis, with respect to any unsubscribed shares. Shares not subscribed by shareholders by virtue of preemptive or accretion rights may be offered to third parties. Pampa and certain of our selling shareholders have assigned their preemptive and accretion rights to the international underwriters. Holders of ADSs may be restricted in their ability to exercise preemptive rights if a prospectus under the Securities Act relating thereto has not been filed or is not effective or an exemption is not available.

Voting Rights

Under our by-laws, each class of common shares entitles its holder to one vote per share at any meeting of our shareholders. Pursuant to the Argentine Corporations law, a shareholder is required to abstain from voting any resolution in which his direct or indirect interest conflicts with that of, or is different from, the company. In the event that such shareholder votes on such resolution, and such resolution would not have been approved without such shareholder’s vote, the resolution may be declared void by a court and such shareholder may be held liable for damages to the company, other shareholders and third parties.

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

Notices of Meetings

Notices of shareholders’ meetings are governed by the provisions of Argentine Corporations Law. Furthermore, notice of shareholders’ meetings must be published for five days in the Official Gazette, in an Argentine newspaper of wide circulation and in the bulletin of the BASE, at least 20 but not more than 45 days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If quorum is not available at such meeting, a notice for a second meeting, which must be held within 30 days of the date on which the first meeting was called, must be published for three days, at least eight days before the date of the second meeting. Notices of shareholders’ meetings may be published simultaneously for the second meeting to be held on the same day as the first meeting, only in the case of ordinary meetings and special shareholder’s meetings of a relevant class of shares. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote of shares entitled to vote.

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

MATERIAL CONTRACTS

We are party to various contracts in the ordinary course of business. “See Item 5. Operating and Financial Review and Prospects – Contractual Obligations”

EXCHANGE CONTROLS

In January 2002, the Argentine Congress issued the Public Emergency Law and declared a state of public emergency in respect of its social, economic, administrative, financial and foreign exchange matters, authorizing the Argentine Government to establish a system to determine the foreign exchange rate between the Peso and foreign currencies and to issue foreign exchange-related rules and regulations. On February 8, 2002, through Decree No. 260/02, the Argentine Government established (i) the MULC through which all foreign exchange transactions in foreign currency must be conducted, and (ii) that foreign exchange transactions in foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among contracting parties, subject to the requirements and regulations imposed by the Central Bank. A summary of the main regulations is set forth below.

On June 9, 2005, through Decree No. 616/05, the Argentine Government mandated that (i) all inflows of funds into the local foreign exchange market arising from foreign debts incurred by residents (including both individuals and legal entities in the Argentine private sector), other than those concerning foreign trade financing and primary issuances of debt securities offered to the public and listed on self-regulated markets, and (ii) all inflows of funds by non-residents channeled through the MULC and intended to be held in local currency for acquiring all types of financial assets or liabilities in the financial or non-financial private sector (except for foreign direct investments and primary issuances of debt securities and shares offered to the public and listed on self-regulated markets), as well as investments in securities issued by the public sector and acquired in secondary markets, had to meet the following requirements: (a) such inflows of funds could only be transferred outside the local foreign exchange market at the expiration of a term of 365 calendar days from the date of settlement of such funds into Pesos; (b) the proceeds of such inflows of funds had to be credited to an account in the local banking system; (c) a non-transferable and non-interest-bearing deposit for 30% of the amount of the transaction had to be kept in Argentina for a period of 365 calendar days, in accordance with the terms and conditions set forth in the applicable regulations (the “Deposit”); and (d) the Deposit had to be denominated in U.S. Dollars and held in Argentine financial institutions, and it may not be used to guarantee or serve as collateral for any type of credit transactions. The requirements of Decree No. 616/05 were subsequently revoked, as explained below.

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

In December 2015, the Ministry of Treasury and Public Finance issued Resolution No. 3/15 that repealed the requirement to comply with the Deposit. As a result, the Deposit is no longer applicable to, among other transactions, foreign financial debts, inflows by non-residents and repatriations by residents. In addition, Resolution No. 3/15 reduced the minimum term that proceeds received from any new financial indebtedness (incurred by residents and granted by foreign creditors) and transferred into Argentina must be kept in Argentina, from 365 calendar days to 120 calendar days from the date the funds were transferred. In January 2017, the Ministry of Treasury and Finance Public through Resolution 1/17 reduced from 120 calendar days to 0 the permanence term from any new financial indebtedness transferred into Argentina applicable to (i) the inflow of funds to the local foreign exchange market arising from certain foreign indebtedness and (ii) any entry of funds to the foreign exchange market by non-residents.

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

Pursuant to Communication “A” 6401, dated December 26, 2017, a new reporting regime was created through which the “Review of Debt Securities and External Liabilities Issued by the Financial Sector and the Non-Financial Private Sector” established by Communication “A” 3602, and the “Survey on direct investments,” established by Communication “A” 4237, were replaced by a unified report on direct investments and debt. Only Argentine residents (both legal entities or natural persons) whose flow of balance of foreign assets or debts during the previous calendar year reaches or exceeds the equivalent of U.S.$1 million in Pesos are required to report foreign holding of (i) shares and other capital participations; (ii) debt; (iii) financial derivatives; and (iv) real estate, on an annual basis. Argentine residents whose flow or balance of foreign assets or debts reaches or exceeds the equivalent of U.S.$50 million in Pesos, shall comply with the report on a quarterly basis.

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

On January 11, 2018, with the aim of providing more flexibility to the foreign exchange system and promoting competition, allowing the entrance of new players to the system, the MELI was created pursuant to Decree No. 27/18. On June 18, 2018 the Argentine Congress enacted Law No. 27,444 by which the Decree No. 27/18 was repealed, but notwithstanding the foregoing such law confirms the creation of the MELI.

Pursuant to Communication “A” 6,443, dated March 1, 2018, any company operating in the MELI can operate as an exchange agency by being registered electronically in the “Register of exchange operators”.

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

Although there is present no income tax treaty between Argentina and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of common shares or ADSs.

Argentine Tax Considerations Capital gains tax

Resident individuals.

The Law No. 27,430 provides for the taxation of Argentine resident individuals’ income from the sale, exchange or other disposition of shares will be subject to income tax rate of 15%.

The Tax Reform establishes an exemption for individuals tax residents on the sale of shares that are publicly traded in stock exchanges under the supervision of the  Argentine Securities and Exchange Commission (CNV).

Foreign beneficiaries.

Pursuant to the Law No. 27,430, all income resulting from the purchase and sale, exchange or other disposition of shares and other securities earned by foreign beneficiaries will be exempt of the Income Tax, if they are listed on stock exchanges or securities markets and/or have an authorization for public offering under the supervision of the CNV and the foreign beneficiaries do not reside in or the funds not arising from “non-cooperating jurisdictions”. In case that the disposition does not meet such requirements, the income obtained by foreign individual and legal entities will be taxable at a 13,5% rate on the gross price or 15% rate on the net capital gain (with the possibility of upgrading the cost of acquisitions from January 1, 2018 and onwards, considering  the variation of the Internal Wholesale Price Index).

The non-cooperating jurisdictions list will be prepared and published by the executive branch.

In the case the foreign beneficiaries reside in or the funds arise from “non-cooperating jurisdictions”, the exemption will not apply and income will be subject to income tax rate of 35% applied on a presumed net gain of the sale price.

The Tax Reform, effective as of January 1, 2018, specifies that in case of share certificates issued abroad that represent shares issued by Argentine companies (i.e., ADSs), the “source” is defined by the location of the original issuer of the shares. However, the tax will not be due if the exemption for foreign beneficiaries on the sale of shares that are publicly traded, in stock exchanges.

Local entities.

Capital gains obtained by Argentine entities in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina derived from the sale, exchange or other disposition of our common shares or ADSs are subject to income tax at the rate of 30% for the years 2018 and 2019 and at the rate of 25% from 2020 and later. Losses arising from the sale of our common shares or ADSs can be applied to offset such income.

Additionally, a withholding of 7% or 13% is established for the periods mentioned above, on the dividends distributed by the capital companies in favor of their shareholders, when they are legal persons or undivided successions resident in the country, or are foreign beneficiaries.

Dividends tax

Pursuant to Law No. 26,893, dividends and other profits paid in cash or in kind —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law (the “Income Tax Law”), Sections 69 (a)(1), (2), (3), (6) and (7), and Section 69(b), were subject to income tax at a 10% rate except for those beneficiaries that were domestic corporate taxpayers. Law No. 27,260 repealed this withholding tax as of July 23, 2016. Consequently, no withholding tax is to levied on dividends distributed to either Argentine or non-Argentine resident shareholders since then. This treatment applies only to dividends to be distributed at any time out of retained earnings accumulated until the end of the last fiscal year starting before January 1, 2018.

Likewise, the portion of those dividends exceeding the company’s accumulated net taxable income (as determined by application of the Argentine Income Tax Law), if any, is subject to a 35% withholding tax on such excess (the “Equalization Tax”). For purpose of the Equalization Tax, the amount of accumulated net taxable income to be considered shall be determined by (1) deducting the income tax paid by the company, and (2) adding the dividends and profits not subject to tax received as distributions from other corporations. If the distribution is in-kind, then the corporation must pay the tax to the Argentine tax authorities and will be entitled to seek reimbursement from the shareholders.

Dividends to be distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, are to be subject to a tax treatment different from the one previously described, based on the recent enactment of a comprehensive tax reform -Law No. 27,430-, published in the Official Gazette on December 29, 2017, and generally effective since January 1, 2018.

Pursuant to Law No. 27,430, dividends and other profits paid in cash or in kind —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law, Sections 69 (a)(1), (2), (3), (6), (7) and (8), and Section 69(b) out of retained earnings accumulated in fiscal years starting on or after January 1, 2018, will be subject to withholding tax at a 7% rate (on profits accrued during fiscal years starting January 1, 2018 to December 31 2019), and at a 13% rate (on profits accrued in fiscal years starting January 1, 2020 and onwards), provided that they are distributed to Argentine resident individuals and foreign shareholders. No dividend withholding tax applies if dividends are distributed to the Argentine corporate entities mentioned above required to assess the dividend withholding tax. In addition, the Equalization Tax is repealed after the consumption of the company´s accumulated net taxable income until December 31, 2017.

With respect to dividends paid to shareholders residing abroad, such withholding may be reduced by a tax treaty between Argentina and their country of residence. See “Tax Treaties” below.

Capital reductions and other distributions

Capital reductions and redemptions of our shares and ADSs are not subject to income tax up to an amount equivalent to the contributed capital corresponding to the shares and ADSs to be redeemed. Any distribution exceeding this amount, however, will be considered as a dividend for tax purposes and subject to withholding tax as described above.

Other Income Tax provisions

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

Equalization income tax

Equalization income tax -established by Income Law, art. 69.1- will not be applicable on profits generated from the 2018 -.

Upgrade

The Tax Reform re-establishes the adjustment for inflation procedures in the Income Tax Law with the following rules: (i) inflation adjustment of new acquisitions and investments carried out from January 1, 2018 and onwards, considering the variation of the Internal Wholesale Price Index (in Spanish, Indice de Precios Internos al Consumidor Nivel General or IPC) supplied by the INDEC; and (ii) the application of an integral inflation adjustment mechanism when, the variation of the IPIM is higher than 100% for the 36-month period before the end of the fiscal period or else, with respect to the first, second and third fiscal year of effectivenes, this procedure will be applicable in case the accumulated variation of the IPC, calculated from the beginning of the first of them and until the end of each year, exceeds fifty-five percent (55%), thirty percent (30%) and fifteen percent (15%) for the first, second and third year of application, respectively.

Tax and accounting revaluation

Tax Reform establishes the possibility of upgrade certain assets that are part of the assets of tax payers, in order to update their value, since the period of acquisition until December 31, 2017.

This revaluation is optional, and the amount of revaluation will be taxable at special rate 8% to 15%, depending on the type of property to be revalued.

Personal assets tax

Argentine entities, such as us, are required to pay the personal assets tax corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.25% and is levied on the equity value, or the book value, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine individuals and/or foreign shareholders or by withholding dividend payments. However, our Company has obtained an exemption based on Law No, 27.260 applicable to personal assets tax from 2016 to 2018.

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

Gross Income Tax

The gross income tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the customary purchase and sale, exchange or other disposition of common shares and ADSs, and/or the collection of dividends at an average rate between 6% and 10%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax.

Value added tax

The sale, exchange or other disposition of our common shares or ADSs and the distribution of dividends are exempted from the value added tax.

Transfer taxes

The sale, exchange or other disposition of our common shares or ADSs is not subject to transfer taxes.

Stamp taxes

Stamp taxes may apply in the City of Buenos Aires and in certain Argentine provinces in case transfer of our common shares or ADSs is performed or executed in such jurisdictions by means of written agreements.

Other taxes

 Commissions paid on brokerage transactions for the sale of our common shares on the BCBA are subject to VAT at a rate of 21%.

There is no inheritance, gift, succession or VAT applicable to the ownership, transfer, exchange or disposition of our common shares or ADSs, except for the inheritance tax applicable only to corporations or individuals with tax domicile in the Province of Buenos Aires with a fixed amount tax plus a tax rate between 1% and 9% depending on the relationship and the amount of inheritance).

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Spain, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Russia, Sweden, Swiss, Uruguay, the United Arab Emirates and the United Kingdom. In addition, Argentina has signed tax treaties with Turkey, Qatar and China but to date they are pending ratification in Argentine Congress for its entry into force. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be exempted from the payment of the personal asset tax.

Value Added Tax (VAT)

Investments Tax Returns

                   The return of tax credits originated in investments in fixed assets will be given, in case that, 6 months after their payment, have not been absorbed by fiscal debits generated by the activity.

Tax on Fuels

               The Fuel tax scheme is modified, incorporating a tax on carbon dioxide emissions. The same tax pressure existing before the reform will be maintained.

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

Dividends

The gross amount of distributions that investors receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes. Dividends paid in Argentine Pesos will be included in an investor’s income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars. A U.S. holder will have a tax basis in such Pesos for U.S. federal income tax purposes equal to the U.S. Dollar value on the date of such receipt. Any subsequent gain or loss in respect of such Pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income from U.S. sources for foreign tax credit purposes. If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2019 taxable year.

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

Foreign tax credit considerations

Investors should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits. If no such rules apply, a U.S. holder may be able to claim a credit against its U.S. federal income tax liability for Argentine income taxes withheld at the appropriate rate applicable to the U.S. holder from cash dividends on the ADSs, so long as the U.S. holders has owned the ADSs if the tax is treated for U.S. federal income tax purposes as imposed on the U.S. holder, (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. If a gain realized on the sale or other disposition of ADSs is subject to withholding tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. It is unclear whether the Argentine personal assets tax (as described in “—Argentine Tax Considerations”) is treated as an income tax for U.S. federal income tax purposes. If the Argentine personal assets tax is not treated as an income tax for U.S. federal income tax purposes, a U.S. holder would be unable to claim a foreign tax credit for any Argentine personal assets tax withheld. A U.S. holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations. The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involve the application of complex rules that depend on a U.S. holder’s particular circumstances. Investors should consult their own tax advisors regarding the creditability or deductibility of such taxes.

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

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.S.50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Investors should consult their own tax advisors concerning the application of these rules to their particular circumstances.

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

               Pre-Release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying common shares. This is called a Pre-Release of the ADSs. The depositary may also deliver common shares upon the receipt and cancellation of pre-released ADSs (even if the ADSs are surrendered before the Pre-Release transaction has been terminated). A Pre-Release is terminated as soon as the underlying common shares are delivered to the Depositary. The depositary may receive ADSs instead of common shares to satisfy a Pre-Release. The depositary may pre-release ADSs only under the following conditions: (a) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its user (i) owns the common shares or ADSs to be deposited; (ii) transfers all beneficial right, title and interest in such common shares or ADSs, as the case may be, to the Depositary in its capacity as such and for the benefit of the Beneficial Owners, and (iii) will not take any action with respect to such common shares or ADSs, as the case may be, that is inconsistent with the transfer of ownership (including, without the consent of the Depositary, disposing of common shares or ADSs, as the case may be, other than in satisfaction of such Pre-Release); (b) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; (c) the depositary must be able to terminate the pre-release on not more than five business days’ notice and (d) Pre-Release is subject to such further indemnities and credit regulations as the Depositary deems appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of Pre-Release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

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

Fees, Expenses and Payment of Taxes

See “Item 12. Description of Securities other than Equity Securities/”.

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

As of December 31, 2018, we had no material exposure to commodity price risk, since they represented a minor part of our operating expenses. See Note 5 of our financial statements for further information.

Foreign Currency Risk

Our cash and deposits in U.S. Dollars amounted to U.S.$0.3 million as of December 31, 2018.

As of December 31, 2018, the potential loss to the Company that would result from a hypothetical 10% change in foreign currency exchange rates, after giving effect to the impact of the change on our assets and liabilities denominated in foreign currency as of December 31, 2018, was approximately Ps.472.4 million, primarily due to the increase in the principal amount of, and debt service payments on, our foreign currency indebtedness.

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

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2018 and 2017 -except for a loan applied for by the Company and granted by ICBC Bank as from October 2017 for a three-year term at a six-month Libor rate plus an initial 2.75% spread, which will be adjusted semi-annually by a quarter-point-, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the highest percentage of its indebtedness in instruments that accrue interest at fixed rates.

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	Year ended December 31,
	2018	2017
	(in millions of Pesos)
Fixed rate:
US dollar	6,359.8	4,904.4
Sobtotal loans at fixed rates:	6,359.8	4,904.4
Floating rate:
US dollar	1,910.1	1,390
Sobtotal loans at floating rates:	1,910.1	1,390.1
Total loans:	8,269.9	6,294.5

As of December 31, 2018, based on the simulations performed, a 1% increase/decrease in floating interest rates, with all the other variables remaining constant, would give rise a decrease/increase in the profit (loss) for the year of Ps.4.2 million.

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

PART II

Item 13.      Defaults, Dividend Arrearages and Delinquencies

The 2001 and 2002 economic crisis in Argentina had a material adverse effect on our operations. The devaluation of the Peso caused the Peso value of our U.S. Dollar-denominated indebtedness to increase significantly, resulting in significant foreign exchange losses and a significant increase, in Peso terms, in our debt service requirements. At the same time, our cash flow remained Peso-denominated and our distribution margins were frozen and pesified by the Argentine Government pursuant to the Public Emergency Law. Moreover, the 2001 and 2002 economic crisis in Argentina had a significant adverse effect on the overall level of economic activity in Argentina and led to deterioration in the ability of our users to pay their bills. These developments caused us to announce on September 15, 2002 the suspension of principal payments on our financial debt. On September 26, 2005, our board of directors decided to suspend interest payments on our financial debt until the restructuring of this debt was completed.

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

Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds

On April 30, 2007, we completed an initial public offering. We received U.S.$57.7 million in net proceeds from the offering. We did not receive any proceeds from the sale of our shares and ADSs by our selling shareholders in the offering. We used all of the net proceeds we received from the offering to repurchase a part of our then outstanding Fixed Rate Par Notes due 2016 and Discount Notes due 2014 in various market repurchase transactions during 2007 and to make capital expenditures.

Item 15.                Controls and Procedures

a)      Disclosure Controls and Procedures.

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15e of the Securities Exchange Act of 1934 as of December 31, 2018.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation, management, including the chief executive officer and chief financial officer concluded that as of December 31, 2018, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2018.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report, which is included herein.

c)      Attestation Report of the Registered Public Accounting Firm

Reference is made to the report of the Price Waterhouse & Co. S.R.L. on page F-102 of this annual report.

d)     Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.            Audit Committee Financial Expert

Our board of directors has determined that Eduardo Llanos, an independent member of our board of directors, under Argentine law and Rule 10A-3, is an “audit committee financial expert” as defined in Item 16A of Form 20F under the Securities and Exchange Act of 1934 until April 29, 2019. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Audit Committee”.

Item 16B.   Code of Ethics

Our company adopted a code of ethics in May 1999, which applies to all of our employees, including our principal executive, financial and accounting officers. In 2012 and 2015, we reviewed and updated our code of ethics, and we posted a copy of our revised code of ethics on our website at http://www.edenor.com.ar.

The Company continues to apply the Code of Ethics approved in 2015 and updated in 2017.

The Code provides a roadmap to how we are expected to conduct ourselves and lays the foundation for delivering the service of excellence in service we aim to achieve.

In 2018, internal dissemination campaigns addressed to the personnel continued to be made concerning the values and the ethical lines to report or make inquiries about any eventual violation of the Code. They are dealt with continuously, taking the required actions in each particular case.

The Code of Ethics is available, for dissemination purposes and in order for the employees to adhere thereto, on both the integration, communication and management platform “edenorcerca” and the platform where employee pay stubs are stored.

Item 16C.   Principal Accountant Fees and Services

Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers network) acted as our independent registered public accounting for the fiscal years ended December 31, 2018 and 2017. The chart below sets forth the services rendered to us by Price Waterhouse & Co. S.R.L. and the fees accrued in the last two years for those services (including related expenses), and breaks down these amounts by category of service in Pesos in nominal currency:

	Year ended December 31,
	2018	2017
Audit fees	13,082,177	12,254,793
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	13,082,177	12,254,793

We have adopted pre-approval policies and procedures under which all audit services provided by our external auditors must be pre-approved by the audit committee as set forth in our internal policies. Any service proposals submitted by external auditors need to be discussed and approved by the audit committee during its meetings. Once the proposed service is approved, we formalize the engagement of services. The approval of any audit services to be provided by our external auditors is specified in the minutes of our audit committee.

Item 16D.   Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total Number of Shares(or Units) Purchased		(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs

2018	ADS	Common Shares	ADS	Common Shares	Common Shares (*)

Jan.	-	-	-	-	-	-	-
Feb.	-	-	-	-	-	-	-
Mar.	-	-	-	-	-	-	-
Apr.	-	-	-	-	-	-	-
May	372,000	-	U.S.$ 45.43	-	7,440,000	for up to U.S.$40 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(i)
Jun.	273,891	-	U.S.$ 41.88	-	5,477,820	for up to U.S.$40 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(i)
Jul.	-	-	-	-	-	-	-
Aug.	-	-	-	-	-	-	-
Sep.	-	-	-	-	-	-	-
Oct.	-	-	-	-	-	-	-
Nov.	-	-	-	-	-	-	-
Dec.	133,652	-	U.S.$ 25.94	-	2,673,040	for up to Ps. 800 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(ii)

Period	(a) Total Number of Shares(or Units) Purchased		(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs

2019	ADS	Common Shares	ADS	Common Shares	Common Shares (*)

Jan.	165,200	-	U.S.$ 27.28	-	3,304,000	for up to Ps. 800 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(ii)
Feb.	113,324	-	U.S.$ 27.81	-	2,266,480	for up to Ps. 800 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(ii)
Mar.	32,200	-	U.S.$ 21.26	-	644,000	for up to Ps. 800 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(ii)
Apr.	85,796	-	U.S.$ 17.44	-	1,715,920	for up to Ps. 800 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(iii)

(*) Each ADS represents 20 common shares

(i) On May, 10, 2018, the Board of Directors approved the repurchase of Edenor shares plan (“Repurchase Program I”) in accordance with Section 64 of Law No. 26.831 and the CNV rules with the purpose of contribute to the reduction of the gap between the Company's fair value based on its assets value and the quoted price from stock exchange, seeking to contribute the market’s strengthening by efficiently applying the Company’s strong cash position. According to the following terms and conditions: (a) Maximum Amount to Invest: Up to U.S.$ 40,000,000; (b) Maximum amount of Edenor shares or maximum percentage of Edenor capital stock subject to the acquisition: an amount that will never surpass the 10% of our capital stock limit at the time of the acquisition of the Edenor shares, as per the applicable law; (c) Price Per Share: Up to Ps. 60 per share in the BASE and up to U.S.$ 55 per ADR in the NYSE; (d) Period in which the acquisitions will be performed: a 120 day period, counted as from the business day following the one when the repurchase is published in the communications media to the market and subject to any renewal or extension of the term that will be duly informed. As of the date of this annual report, this program has expirated.

(ii) On December, 04, 2018, the Board of Directors approved the repurchase of Edenor shares plan (“Repurchase Program II”) in accordance with Section 64 of Law No. 26.831 and the CNV rules with the purpose of contribute to the reduction of the gap between the Company's fair value based on its assets value and the quoted price from stock exchange, seeking to contribute the market’s strengthening by efficiently applying the Company’s strong cash position. According to the following terms and conditions: (a) Maximum Amount to Invest: Up to Ps. 800,000,000; (b) Maximum amount of Edenor shares or maximum percentage of Edenor capital stock subject to the acquisition: an amount that will never surpass the 10% of our capital stock limit at the time of the acquisition of the Edenor shares, as per the applicable law; (c) Price Per Share: Up to U.S.$ 1,5 per share in the BASE and up to U.S.$ 30 per ADR in the NYSE; (d) Period in which the acquisitions will be performed: a 120 day period, counted as from the business day following the one when the repurchase is published in the communications media to the market and subject to any renewal or extension of the term that will be duly informed. As of the date of this annual report, this program has expirated.

(iii) On April, 08, 2019, the Board of Directors approved the repurchase of Edenor shares plan (“Repurchase Program III”) in accordance with Section 64 of Law No. 26.831 and the CNV rules with the purpose of contribute to the reduction of the gap between the Company's fair value based on its assets value and the quoted price from stock exchange, seeking to contribute the market’s strengthening by efficiently applying the Company’s strong cash position. According to the following terms and conditions: (a) Maximum Amount to Invest: Up to Ps. 800,000,000; (b) Maximum amount of Edenor shares or maximum percentage of Edenor capital stock subject to the acquisition: an amount that will never surpass the 10% of our capital stock limit at the time of the acquisition of the Edenor shares, as per the applicable law; (c) Price Per Share: Up to U.S.$ 1,15 per share in the BASE and up to U.S.$ 23 per ADR in the NYSE; (d) Period in which the acquisitions will be performed: a 120 day period, counted as from the business day following the one when the repurchase is published in the communications media to the market and subject to any renewal or extension of the term that will be duly informed. As of the date of this annual report, this program is in force.

Item 16F.   Change in Registrant’s Certifying Accountant

               Not applicable.

Item 16G.   Corporate Governance

Pursuant to Rule 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE), we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. Our corporate governance practices are governed by our bylaws, Argentine corporate and securities law (including the Argentine Corporations Law, the CML and Law No. 26,386) and the regulations issued by the CNV, such as the Corporate Governance Code CNV’s General Resolution No. 606/12 (the “CGC”).

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

The CNV’s Regulations, specifically Article 11 of Section III, Chapter III, Title II and Article 24 of Section VII, Chapter I, Title VI, indicate the criteria for establishing independence of a director. They provide that any director who does any of the following is not independent:

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

(iii)           Has professional relationships or is affiliated to a professional organization or entity that maintains a frequent professional relationship of such nature and of relevant volume with, or that entitles him or she to a remuneration or fees (different from those corresponding to the functions that he/she fulfils in the management body), from the issuer, the issuer´s shareholders that have directly or indirectly “significant participations” or with companies in which these too have, directly or indirectly, “significant participations”. This prohibition comprises the professional relationships and affiliation during the last three years prior to his/hers appointment as director;

(iv)            Holds FIVE percent (5%) or more, directly or indirectly, of shares attached with voting rights and/or capital stock of the issuer or any company with a “significant participation” in it;

(v)             Directly or indirectly, sells and/or provides goods and/or services – different from those accounted for in subsection c) – frequently and in such nature and volume relevant to the issuer or its shareholders that have a “significant participation” with it, directly or indirectly, for which he or she has perceived amounts substantially superior to those perceived for his or her functions as a member of the management body. This prohibition comprises the commercial relationships that took place during the last three years prior to his/her appointment as director;

(vi)            Has been director, manager, administrator or principal executive of nonprofit organizations that have been benefited from funds proceeding from the company, its controlling company and any other company belonging to the same organization, by an amount superior to those described in article 12 subsection I) of the Resolution UIF Nº 30/11 and its amendments thereto;

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

SECTION 303A.03. This rule requires regular scheduled meetings of non-management directors to increase the involvement and efficiency of such director.

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

SECTION 303A.04. Listed companies must organize a Nominating and Corporate Governance Committee composed entirely of independent directors.

  Neither Argentine law nor Edenor’s bylaws require having a Nominating Committee nor a Corporate Governance Committee. We note, however, that CNV corporate governance rules recommend having rules and procedures relating to the selection of Board members and executive directors.

The board of directors is permitted to and often does nominate board member candidates for consideration by the shareholders, who elect the board of directors.

The entire board of directors is in charge of overseeing Edenor’s corporate governance practices.

SECTION 303A.05. Listed companies must organize a Compensation Committee composed entirely of independent directors. which satisfy additional independence requirements specific to Compensation Committee membership.

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

The Human Resources Director and the CEO of Edenor set the salary of the other members of the senior management. The board of directors determines the salary of the CEO.

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

In addition, the audit committee must have written regulations establishing: (i) the purpose of the committee; (ii) the annual assessment of the committee’s performance; and (iii) the committee’s duties and responsibilities.

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

The duties of the audit committee include monitoring Edenor’s internal control, administrative and accounting systems; supervising the application of Edenor’s risk management policies; providing the market adequate information regarding conflicts of interests that may arise between Edenor’s company and Edenor’s directors or controlling shareholders; rendering opinions on relevant transactions with related parties; and supervising and reporting to regulatory authorities the existence of any kind of conflict of interest.

Argentine law does not require the audit committee to issue its own regulations. The scope of the committee’s powers and obligations is detailed in Article 110 of the CML and Article 17 and following sections of Section 5, Chapter III, Title II, of the CNV’s Regulations. Such obligations and responsibilities are similar to those attributed to this body under the U.S. law.

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

CML requires Edenor to provide governance-related information in the annual reports to the CNV, including information relating to the decision- making organization (corporate governance), the company’s internal control system, norms for director and management compensation, and any other compensation system applying to board members and managers. All relevant information provided by the Company to the CNV is sent through the CNV’s electronic financial reporting database and may be viewed by the public on the CNV website.

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

SECTION 303A.10. Listed companies must adopt and disclose to the market a Code of Ethics and Business Conduct which is applicable to their directors, officers and employees. In addition, any waiver of the provisions contained in this Code in favor of any of the parties that are subject to it must be immediately disclosed.

Under Argentine law there is no requirement that companies adopt a code of conduct. Nonetheless, our company adopted a code of ethics in 1999, which applies to all of our employees, including our principal executive, financial and accounting officers. In 2015 and 2017, we reviewed and updated our code of ethics.

SECTION 303A.12(a). The Chief Executive Officer (CEO) of a listed company must certify on an yearly basis that he or she has no knowledge of any violation or default of the corporate governance listing standards.

Additionally, the CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any provision of the governance listing standards.

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

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima
/s/ Leandro Carlos Montero
Date: April 26, 2019	Name: Leandro Carlos Montero Title: Chief Financial Officer

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

Management conducted an evaluation of the effectiveness of Edenor S.A.’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013 Based on such evaluation, Management concluded that the Edenor S.A.’s internal control over financial reporting was effective as of December 31, 2018. The effectiveness of Edenor S.A.’s internal control over financial reporting as of December 31, 2018 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which accompanies this report.

Date: April 1st, 2019

/S/ RICARDO TORRES	/S/ LEANDRO CARLOS MONTERO
Ricardo Torres	Leandro Montero
Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying statements of financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (the “Company”) as of December 31, 2018 and 2017, and the related statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Autonomous City of Buenos Aires, Argentina

April 1, 2019.

/s/ PRICE WHATERHOUSE & CO. S.R.L.

______________________________

  /s/ Reinaldo Sergio Cravero (Partner)

We have served as the Company’s auditor since 2006.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018, 2017 AND 2016

PRESENTED IN COMPARATIVE FORM

(Stated in thousands of pesos in measuring unit current – Note 3)

2018 FINANCIAL STATEMENTS

Legal Information		1
Statement of Financial Position		2
Statement of Comprehensive Income		4
Statement of Changes in Equity		5
Statement of Cash Flows		6

Notes to the Financial Statements:
1 |	General information	8
2 |	Regulatory framework	9
3 |	Basis of preparation	14
4 |	Accounting policies	16
5 |	Financial risk management	29
6 |	Critical accounting estimates and judgments	36
7 |	Interest in joint venture	39
8 |	Contingent liabilities	39
9 |	Property, plant and equipment	43
10 |	Financial instruments	45
11 |	Other receivables	47
12 |	Trade receivables	48
13 |	Financial assets at fair value through profit or loss	49
14 |	Financial assets at amortized cost	49
15 |	Inventories	49
16 |	Cash and cash equivalents	49
17 |	Share capital and additional paid-in capital	50
18 |	Allocation of profits	51
19 |	Trade payables	51
20 |	Other payables	52
21 |	Deferred revenue	52
22 |	Borrowings	52
23 |	Salaries and social security taxes payable	55
24 |	Benefit plans	56
25 |	The Company’s Share-based Compensation Plan	58
26 |	Income tax	58
27 |	Tax liabilities	61
28 |	Leases	62
29 |	Provisions	63
30 |	Revenue from sales	63
31 |	Expenses by nature	63
32 |	Other operating expense, net	65
33 |	Net financial expense	65
34 |	Basic and diluted earnings per share	66
35 |	Related-party transactions	66
36 |	Safekeeping of documentation	68
37 |	Termination of agreement on real estate asset	69
38 |	Ordinary and Extraordinary Shareholders’ Meeting	70

2018 FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial Statements.

Terms	Definitions
ADS	American Depositary Shares
ANSES	Administración Nacional de la Seguridad Social
BNA	Bank of the Argentine Nation
BCRA	Central Bank of Argentina
CABA	Ciudad Autónoma de Buenos Aires
Compañía Administradora del Mercado Mayorista Eléctrico
CAMMESA	(the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPCCN	Federal Code of Civil and Comercial Procedure of Argentina
CPD	Company’s own distribution costs
CTLL	Central Térmica Loma de la Lata S.A.
CSJN	Supreme Court of Justice of Argentina
EASA	Electricidad Argentina S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur S.A	Empresa Distribuidora Sur S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FNEE	National Electrical Energy Fund
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FOCEDE	Fund for Electric Power Distribution Expansion and Consolidation Works
FOTAE	Trust for the Management of Electric Power Transmission Works
ICBC	Industrial and Commercial Bank of China
IAS	International Accounting Standards
IASB	Accounting Standards Board
IEASA	Argentine Energy Integration S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
INDEC	National Institute of Statistics and Census
IPC	Consumer Price Index
IPIM	Domestic Wholesale Price Index
ITCRM	Multilateral real exchange rate index
MEM	Wholesale Electricity Market
MINEM	Energy and Mining Ministry
NYSE	New York Stock Exchange
OSV	Orígenes Seguros de Vida S.A.
PEN	Federal Government
PESA	Pampa Energía S.A.
RECPAM	Gain on net monetary position
RDSA	Ribera Desarrollos S.A.
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SEE	Electric Energy Secretariat
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
VAD	Distribution Added Value

2018 FINANCIAL STATEMENTS

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

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: PESA

Legal address: 1 Maipú Street, CABA

Main business of the parent company:  Study, exploration and exploitation of hydrocarbon wells, development of mining activities, industrialization, transport and sale of hydrocarbons and their by-products, and the generation, transmission and distribution of electricity. Investment in undertakings and in companies of any nature on its own account or on behalf of third parties or associates of third parties in Argentina or abroad.

Interest held by the parent company in capital stock and votes: 51.76%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2018

(amounts stated in pesos)

Subscribed and
Class of shares	paid-in
(See Note 17)
Common, book-entry shares, face value 1 and 1
vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)     Includes 23,385,028 and 7,794,168 treasury shares as of December 31, 2018 and 2017, respectively.

(2)     Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

2018 FINANCIAL STATEMENTS

edenor

Statement of Financial Position

as of December 31, 2018 and 2017

(Stated in thousands of pesos in measuring unit current – Note 3)

	Note	12.31.18	12.31.17
ASSETS
Non-current assets
Property, plant and equipment	9	62,474,843	57,060,187
Interest in joint ventures	7	8,844	10,693
Other receivables	11	800,741	62,676
Total non-current assets		63,284,428	57,133,556

Current assets
Inventories	15	1,259,799	649,580
Other receivables	11	242,117	296,219
Trade receivables	12	7,587,906	8,385,237
Financial assets at fair value through profit or loss	13	3,381,550	4,278,008
Financial assets at amortized cost	14	1,208,770	16,978
Cash and cash equivalents	16	27,608	122,349
Total current assets		13,707,750	13,748,371
TOTAL ASSETS		76,992,178	70,881,927

2018 FINANCIAL STATEMENTS

edenor

Statement of Financial Position

as of December 31, 2018 and 2017 (continued)

(Stated in thousands of pesos in measuring unit current – Note 3)

	Note	12.31.18	12.31.17
EQUITY
Share capital and reserve attributable to the owners
of the Company
Share capital	17	883,342	898,661
Adjustment to share capital	17	17,065,577	17,224,397
Additional paid-in capital	17	240,621	229,921
Treasury stock	17	23,113	7,794
Adjustment to treasury stock	17	225,551	66,731
Cost treasury stock		(1,068,784)	-
Legal reserve		152,766	152,766
Opcional reserve		367,058	367,058
Other comprehensive loss		(136,877)	(132,930)
Accumulated losses		13,216,605	8,979,321
TOTAL EQUITY		30,968,972	27,793,719

LIABILITIES
Non-current liabilities
Trade payables	19	286,217	355,706
Other payables	20	7,624,145	8,909,968
Borrowings	22	7,192,467	6,189,294
Deferred revenue	21	275,437	287,384
Salaries and social security payable	23	162,737	176,679
Benefit plans	24	385,098	477,765
Tax payable	26	8,048,308	7,290,150
Provisions	29	1,070,150	883,119
Total non-current liabilities		25,044,559	24,570,065
Current liabilities
Trade payables	19	14,608,977	13,577,520
Other payables	20	1,922,039	546,915
Borrowings	22	1,077,453	105,139
Derivative financial instruments		1,035	291
Deferred revenue	21	5,346	4,961
Salaries and social security payable	23	1,742,626	1,801,492
Benefit plans	24	32,365	46,375
Tax payable	26	617,326	689,091
Tax liabilities	27	784,045	1,555,501
Provisions	29	187,435	190,858
Total current liabilities		20,978,647	18,518,143
TOTAL LIABILITIES		46,023,206	43,088,208

TOTAL LIABILITIES AND EQUITY		76,992,178	70,881,927

The accompanying notes are an integral part of the Financial Statements.

2018 FINANCIAL STATEMENTS

edenor

Statement of Comprehensive Income

for the years ended December 31, 2018, 2017 and 2016

(Stated in thousands of pesos in measuring unit current – Note 3)

	Note	12.31.18	12.31.17	12.31.16

Revenue	30	55,953,649	39,602,868	25,826,759
Electric power purchases		(31,875,655)	(20,820,281)	(11,989,634)
Subtotal		24,077,994	18,782,587	13,837,125
Transmission and distribution expenses	31	(10,912,722)	(9,247,065)	(13,263,857)
Gross gain		13,165,272	9,535,522	573,268

Selling expenses	31	(5,032,681)	(3,567,838)	(3,379,261)
Administrative expenses	31	(2,872,127)	(2,504,506)	(2,288,037)
Other operating expense, net	32	(1,320,810)	(1,102,692)	(913,015)
Gain from interest in joint ventures		1,602	10,052	6
Operating profit (loss) before income from provisional remedies, higer costs recognition and SE Resolution N° 32/15		3,941,256	2,370,538	(6,007,039)

Recognition of income – provisional remedies – MINEM Note 2016-04484723		-	-	2,074,170
Income recognition on account of the RTI - SEE Resolution N° 32/15		-	-	958,289
Higher cost recognition – SEE Resolution N° 250/13 and subsequent Notes		-	-	185,436
Operating profit (loss)		3,941,256	2,370,538	(2,789,144)

Financial income	33	671,783	453,804	384,593
Financial expenses	33	(4,976,719)	(2,570,256)	(2,589,227)
Other financial results	33	(1,965,320)	(168,468)	(87,303)
Net financial expense		(6,270,256)	(2,284,920)	(2,291,937)

Gain on net monetary position		8,503,862	5,505,073	5,469,122

Profit before taxes		6,174,862	5,590,691	388,041

Income tax	26	(1,877,396)	(510,056)	(147,270)
Profit for the year		4,297,466	5,080,635	240,771

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	24	(5,638)	22,219	14,404
Tax effect of actuarial results on benefit plans		1,691	(7,216)	(5,041)
Total other comprehensive results		(3,947)	15,003	9,363

Comprehensive income for the year attributable to:
Owners of the parent		4,293,519	5,095,638	250,134
Comprehensive profit for the year		4,293,519	5,095,638	250,134

Basic and diluted earnings profit per share:
Basic and diluted earnings profit per share	34	4.83	5.66	0.27

The accompanying notes are an integral part of the Financial Statements.

2018 FINANCIAL STATEMENTS

edenor

Statement of Changes in Equity

for the years ended December 31, 2018, 2017 and 2016

(Stated in thousands of pesos in measuring unit current – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Opcional reserve	Other reserve	Other comprehesive loss	Accumulated income	Total equity
Balance at December 31, 2015	897,043	17,220,537	9,412	70,591	183,604	-	-	-	-	(157,296)	4,177,739	22,401,630

Ordinary and Extraordinary Shareholders' Meeting held on 04.28.2016	-	-	-	-	-	-	152,766	367,058	-	-	(519,824)	-
Other reserve constitution - Share-bases compensation plan (Note 25)	-	-	-	-	-	-	-	-	32,833	-	-	32,833
Profit for the year	-	-	-	-	-	-	-	-	-	-	240,771	240,771
Other comprehensive results for the year	-	-	-	-	-	-	-	-	-	9,363	-	9,363
Balance at December 31, 2016	897,043	17,220,537	9,412	70,591	183,604	-	152,766	367,058	32,833	(147,933)	3,898,686	22,684,597

Other reserve constitution - Share-bases compensation plan	-	-	-	-	-	-	-	-	13,484	-	-	13,484
Other reserve constitution - Share-bases compensation plan	1,618	3,860	(1,618)	(3,860)	46,317	-	-	-	(46,317)	-	-	-
Profit for the year	-	-	-	-	-	-	-	-	-	-	5,080,635	5,080,635
Other comprehensive results for the year	-	-	-	-	-	-	-	-	-	15,003	-	15,003
Balance at December 31, 2017	898,661	17,224,397	7,794	66,731	229,921	-	152,766	367,058	-	(132,930)	8,979,321	27,793,719
Change of accounting standard (Note 6) - Adjustment by model of expected losses IFRS 9	-	-	-	-	-	-	-	-	-	-	(60,182)	(60,182)
Balance at December 31, 2017 restated	898,661	17,224,397	7,794	66,731	229,921	-	152,766	367,058	-	(132,930)	8,919,139	27,733,537

Other reserve constitution - Share-bases compensation plan (Note 25)	-	-	-	-	-	-	-	-	10,700	-	-	10,700
Payment of Other reserve constitution - Share-bases compensation plan (Note 25)	272	299	(272)	(299)	10,700	-	-	-	(10,700)	-	-	-
Acquisition of own shares (Note 17)	(15,591)	(159,119)	15,591	159,119	-	(1,068,784)	-	-	-	-	-	(1,068,784)
Other comprehensive results for the year	-	-	-	-	-	-	-	-	-	(3,947)	-	(3,947)
Profit for the year	-	-	-	-	-	-	-	-	-	-	4,297,466	4,297,466
Balance at December 31, 2018	883,342	17,065,577	23,113	225,551	240,621	(1,068,784)	152,766	367,058	-	(136,877)	13,216,605	30,968,972

The accompanying notes are an integral part of the Financial Statements.

Vease nuestro informe de fecha
9 de agosto de 2017
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
DANIEL ABELOVICH	C.P.C.E.C.A.B.A. Tº 1 Fº 17	RICARDO TORRES

2018 FINANCIAL STATEMENTS

edenor

Statement of Cash Flows

for the years ended December 31, 2018, 2017 and 2016

(Stated in thousands of pesos in measuring unit current – Note 3)

	Note	12.31.18	12.31.17	12.31.16
Cash flows from operating activities
Profit for the year		4,297,466	5,080,635	240,771

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	31	2,561,499	2,148,089	2,147,241
Loss on disposals of property, plants and equipments	32	134,455	49,824	244,456
Net accrued interest	33	4,296,427	2,113,569	2,198,026
Exchange difference	33	2,629,966	564,056	911,819
Income tax	26	1,877,396	510,056	147,270
Allowance for the impairment of trade and other receivables, net of recovery	31	977,503	391,615	433,371
Adjustment to present value of receivables	33	327	431	(5,749)
Provision for contingencies	32	724,097	542,364	301,808
Changes in fair value of financial assets	33	(703,123)	(437,577)	(891,773)
Accrual of benefit plans	24	112,208	169,454	194,232
Gain from interest in joint ventures		(1,602)	(10,052)	(6)
Higher cost recognition – SEE Resolution 250/13 and subsequent Notes		-	-	(185,436)
Income recognition on account of the RTI - SE Resolution 32/15		-	-	(958,289)
Recognition of income – provisional remedies – MINEM Note 2016-04484723		-	-	(2,074,170)
Net gain from the repurchase of Corporate Bonds	37	(4,539)	-	(90)
Income from non-reimbursable customer contributions	33	(5,574)	(4,372)	(1,520)
Other reserve constitution - Share bases compensation plan	32	10,700	11,469	32,833
Gain on net monetary position		(8,503,862)	(5,505,073)	(5,469,122)
Changes in operating assets and liabilities:
Increase in trade receivables		(2,131,406)	(2,623,696)	(5,503,081)
Decrease in other receivables		833,953	28,093	1,967,981
Increase in inventories		(819,875)	(530,114)	(283,022)
Increase in deferred revenue		88,368	-	86,859
Increase in trade payables		1,242,870	4,981,811	4,853,944
Increase in salaries and social security payable		565,657	314,806	579,828
Decrease in benefit plans		(55,354)	(56,573)	(57,013)
(Decrease) Increase in tax liabilities		(515,651)	(366,667)	1,832,418
Increase in other payables		3,220,527	438,201	4,327,303
Decrease in provisions	29	(325,247)	(58,934)	(95,930)
Payment of Tax payable		(886,154)	(390,763)	-
Net cash flows generated by operating activities		9,621,032	7,360,652	4,974,959

2018 FINANCIAL STATEMENTS

edenor

Statement of Cash Flows

for the years ended December 31, 2018, 2017 and 2016 (continued)

(Stated in thousands of pesos in measuring unit current – Note 3)

	Note	12.31.18	12.31.17	12.31.16
Cash flows from investing activities
Payment of property, plants and equipments		(8,269,359)	(7,897,106)	(4,232,239)
Net collection of Financial assets		(2,344,945)	(1,013,532)	27,103
Redemtion net of money market funds		2,312,229	348,233	109,182
Mutuum granted to third parties		(114,889)	-	-
Collection of receivables from sale of subsidiaries		88,529	53,622	23,974
Net cash flows used in investing activities		(8,328,435)	(8,508,783)	(4,071,980)

Cash flows from financing activities
Proceeds from borrowings	22	-	1,285,946	-
Payment of interests	22	(652,667)	(418,494)	(516,799)
Payment of redemption on corporate notes		-	-	(420,778)
Repurchase of corporate notes	22	(375,520)	-	(9,818)
Acquisition of own shares	17	(1,068,784)	-	-
Net cash flows (used in) generated by financing activities		(2,096,971)	867,452	(947,395)

Decrease in cash and cash equivalents		(804,374)	(280,679)	(44,416)

Cash and cash equivalents at the beginning of year	16	122,349	381,785	237,619
Exchange differences in cash and cash equivalents		155,985	(62)	(8,967)
Result from exposure to inflation		553,648	21,305	292,215
Decrease in cash and cash equivalents		(804,374)	(280,679)	(44,416)
Cash and cash equivalents at the end of the year	16	27,608	122,349	476,451

Supplemental cash flows information
Non-cash activities

Acquisitions of property, plant and equipment through increased trade payables		(677,207)	(585,692)	(379,146)

Decrease of property, plant and equipment through increased other receivables		439,300	-	-

The accompanying notes are an integral part of the Financial Statements.

2018 FINANCIAL STATEMENTS NOTES

Note 1 |    General information

History and development of the Company

edenor was organized on July 21, 1992 by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of edenor at that time. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the PEN.

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

The Company’s economic and financial situation

One of the main milestone events in 2017 was the return to the regulatory framework, thanks to which the RTI and the new electricity rate schedules, which have been almost entirely implemented since February 2018, have materialized.

In that context, the Company’s Board of Directors is optimistic that the effects caused by the application of the aforementioned RTI will make it possible to gradually restore the Company’s economic and financial position; being confident that the new electricity rates will result in the Company’s operating once again under a regulatory framework with clear and precise rules, which will make it possible to not only cover the operation costs, afford the investment plans and meet debt interest payments, but also deal with the impact of the different variables that affect the Company’s business.

As of December 31, 2018, the Company’s comprehensive income amounts to a profit of $ 4.2 billion, whereas the working capital totals $ 7.3 billion– deficit-, which includes the amount owed to CAMMESA for $ 11.9 billion (principal plus interest accrued as of December 31, 2018).

The Company’s equity and negative working capital reflects the deteriorated financial and cash position the Company still has as a consequence of the Federal Government’s delay in the compliance with certain obligations under the Adjustment Agreement, which are contingent on specific negotiations and regulatory changes to be applied by the different governmental bodies. Additionally, the increase in operating costs during the fiscal year, as a consequence of the country’s macroeconomic context, made the Company intensify its efforts to be able to absorb them and comply with the execution of the investment plan and the carrying out of the essential operation and maintenance works necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and safety.

2018 FINANCIAL STATEMENTS NOTES

The issues pending resolution at the date of issuance of these financial statements are, among others, the following:

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
iii)

the treatment to be given to the Penalties and Discounts determined by the ENRE under the terms of the Adjustment Agreement not complied with by the Federal Government, whose payment/crediting is pending.

In this regard, the Company and the Governmental Secretariat of Energy are negotiating the signing of an agreement for the regularization of the previously mentioned pending issues. All that within the framework of the transfer of Concession Holders to the jurisdiction of the Province and the City of Buenos Aires described in Note 2.h.

Note 2 |    Regulatory framework

a)     General

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

b)   Concession

The term of the concession is 95 years, which may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years each. At the end of each management period, the Class “A” shares representing 51% of the share capital of edenor, currently held by PESA, must be offered for sale through a public bidding. If PESA makes the highest bid, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if PESA is not the highest bidder, then the bidder who makes the highest bid shall pay PESA the amount of the bid in accordance with the conditions of the public bidding.  The proceeds from the sale of the Class “A” shares will be delivered to PESA after deducting any amounts receivable to which the Grantor of the concession may be entitled. The first management period ended at the conclusion of the tariff period commenced on February 1, 2017.

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

On January 6, 2002, the PEN enacted Law No. 25,561 whereby adjustment clauses in dollars, as well as any other indexation mechanisms stipulated in the contracts entered into by the Federal Public Administration, including those related to public utilities, were declared null and void as from such date. The resulting prices and rates were converted into Argentine pesos at a rate of 1 peso per US dollar.

2018 FINANCIAL STATEMENTS NOTES

In this context, the Company is subject to compliance with the terms of its Concession Agreement and the provisions of the regulatory framework comprised of National Laws Nos. 14,772, 15,336 and 24,065, Resolutions and Regulatory and supplementary standards issued by the different entities with authority over the matter. Thus, the Company is responsible for the provision of the public service of electricity distribution and sale with a satisfactory quality level, complying for such purpose with the requirements set forth in the aforementioned concession agreement and regulatory framework.

Failure to comply with the established guidelines will result in the application of fines, based on the economic damage suffered by the customer when the service is provided in an unsatisfactory manner, the amounts of which will be determined in accordance with the methodology stipulated in the above-mentioned agreement. The ENRE is the authority in charge of controlling strict compliance with the pre-established guidelines.

c)   Electricity rate situation

On January 31, 2017, the ENRE issued Resolution No. 63/17, pursuant to which it determined the definitive Electricity Rate Schedules, the review of costs, the required quality levels, and all the other rights and obligations that are to be applied and complied with by the Company as from February 1, 2017.

The aforementioned Resolution stated that the ENRE, as instructed by the MINEM, were to limit the increase in the VAD resulting from the RTI process and applicable as from February 1, 2017, to a maximum of 42% vis-á-vis the VAD in effect at the date of issuance of the aforementioned resolution, with the remaining value of the new VAD being applied in two stages, the first of them in November 2017 and the second and last one in February 2018.

Furthermore, on November 30, 2017, by means of Resolution No. 603/17, the ENRE approved the CPD values, applicable as from December 1, 2017, and retroactively to consumption recorded in the months of August through November 2017. That amount totaled $ 753.9 million and was billed in two installments, December 2017 and January 2018. Additionally, the Electricity Rate Schedule’s values, applicable as from December 1, 2017, were approved.

On January 31, 2018, the ENRE issued Resolution No. 33/18, whereby it approves the CPD values relating to the July 2017-December 2017 period, which were in the order of 11.99%, the values of the 48 monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 329/17 which were deferred in the year 2017, and the electricity rate schedule to be applied to consumption recorded as from February 1, 2018. Additionally, it is informed that the average electricity rate value amounts to $2.4627/kwh.

Furthermore, on July 31, 2018, the ENRE issued Resolution No. 208/18, whereby it approves, as from August 1, 2018, the CPD relating to the January-June 2018 period, to be applied 7.93% as of August 1, 2018, and 6.51% in six (6) consecutive monthly installments as of February 1, 2019. The CPD amounted to 15.85%. Moreover, the above-mentioned resolution sets the system of caps for the social tariff as well as the values that the Company shall apply to determine and credit discount amounts onto the power bills of the consumers affected by deficiencies in the quality of the technical product and/or the quality of the technical and commercial service as from the first control day of the September 2018-February 2019 six-month period. Additionally, it is informed that the average electricity rate value amounts to $2.9871/kWh.

Finally, according to section 4 of SE Resolution No. 366/18, passed on December 27, 2018, SE Resolution 1091/17 was repealed, thus eliminating the energy-savings discount for the residential tariff charged to customers framed or not under the social tariff as from January 1, 2019. With regard to the social tariff discounts, they will be assumed by the Governments of the Province of Buenos Aires and the City of Buenos Aires in accordance with the provisions of the 2019 Federal Budget Law.

2018 FINANCIAL STATEMENTS NOTES

d)    Framework agreement

On January 10, 1994, the Company, together with Edesur S.A., the Federal Government and the Government of the Province of Buenos Aires entered into the so-called Framework Agreement, whose purpose was to establish the guidelines under which the Company was to supply electricity to low-income areas and shantytowns. In October 2003, the so-called New Framework Agreement was signed with the aim of setting the bases and general guidelines based on which the Federal and the Provincial Governments’ economic contribution for the electricity supplied by the two Distribution Companies to the different shantytowns would take place and be coordinated. After successive extensions of the agreement’s term, the latest extension was in effect until September 30, 2017.

At the date of these financial statements, the Company is negotiating with the Federal Government the signing of a new extension for the period elapsed from October 1, 2017 through December 31, 2018, and the payment of the electricity supplied during such period; therefore, no revenue for this concept has been recognized.

Additionally, and as a consequence of the transfer of jurisdiction over the public service of electricity distribution from the Federal Government to the Province of Buenos Aires and to the City of Buenos Aires provided for by Law 27,467, the Company will be required, when the transfer takes place, to undertake a review, with the new Grantors of the Concession, of the treatment to be given to low-income areas and shantytowns’ consumption of electricity as from January 1, 2019. In this framework, the Government of the Province of Buenos Aires enacted Law No. 15,078 on General Budget, which establishes that the aforementioned consumption shall be borne by the referred to province’s Municipalities and approved by the regulatory entities or local authorities having jurisdiction in each area.

e)     Penalties

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

As of December 31, 2018 and 2017, the Company has recognized in its financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, relating to the control periods elapsed as of those dates.

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

2018 FINANCIAL STATEMENTS NOTES

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

In the ENRE’s opinion many of the penalties imposed in kWh must be valued at the date of occurrence of the penalizable event; these modifications have been quantified and recognized as of December 31, 2018.

In accordance with the provisions of Sub-Appendix XVI to ENRE Resolution No. 63/17, the Company is required to submit in a term of 60 calendar days the calculation of global indicators, interruptions for which force majeure had been alleged, the calculation of individual indicators, and will determine the related discounts, crediting the amounts thereof within 10 business days. In turn, the ENRE will examine the information submitted by the Company, and in the event that the crediting of such discounts were not verified will impose a fine, payable to the Federal Government, equivalent to twice the value that should have been recorded. At the date of these financial statements, the Company has complied with the provisions of the aforementioned Resolution in relation to the six-month period ended August 31, 2018.

            Furthermore, in different resolutions concerning penalties relating to the Quality of the Commercial and Technical Service, the Regulatory Entity has provided for the application of increases and adjustments, applying for such purpose a criterion different from the one applied by the Company. In this regard, the ENRE implemented an automatic penalty mechanism in order that the discounts on account of deviations from the established limits may be credited to customers within a term of 60 days as from the end of the six-month control period.

In fiscal year 2018, the ENRE regulated and/or issued new penalty procedures, to wit:

✓	ENRE Resolution No. 118/18: It regulated the Compensation for extraordinary service provision interruptions.
✓

ENRE Resolution No. 170/18: It regulated the Penalty System for Deviations from the Investment Plan, a procedure whereby real investments are assessed by comparison with the annual investment plan submitted by the Company, and the investment plan carried out for the 5-year rate period is assessed as against the Five-year period plan proposed in the RTI.

✓	ENRE Resolution No. 198/18: New Supplementary Penalty System of Technical Service Quality, which penalizes deviations ºfrom quality parameters at feeder level.
✓	ENRE Resolution N° 91/18: Through the filing of charges, the ENRE informs edenor about the penalty system to be applied for failure to comply with meter-reading and billing time periods.

The effects of these resolutions were quantified by the Company and recognized as of December 31, 2018.

2018 FINANCIAL STATEMENTS NOTES

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

Other restrictions:

•            In connection with the issuance of Corporate Notes, during the term thereof, PESA is required to be the beneficial owner and owner of record of not less than 51% of the Company’s issued, voting and outstanding shares.

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

According to Executive Order No. 740 of the PEN, dated September 20, 2017, the MINEM will be the Authority of Application of Law No. 27,351, whereas the Ministry of Health will be responsible for determining the conditions necessary to be met for registration with the “Registry of Electricity Dependent for Reasons of Health” and will issue the clarifying and supplementary regulations for the application thereof.

On September 25, 2017, the National Ministry of Health issued Resolution No. 1,538-E/17, which creates the Registry of Electricity Dependent for Reasons of Health (RECS), within the orbit of the National Ministry of Health, operating under the authority of the Undersecretariat for the Management of Health Care Services.

At the date of issuance of these financial statements no further regulations have been issued concerning the Resolution mentioned in the preceding paragraph.

2018 FINANCIAL STATEMENTS NOTES

h)    Change of Jurisdiction

By Law No. 27467, 2019 Federal budget of expenditures and resources, the Executive Power is instructed to promote such actions that may be necessary in order for electricity distribution companies edenor and Edesur S.A. to become subject to the jurisdiction of the Province of Buenos Aires and the City of Buenos Aires as from January 1, 2019.

Upon completion of the aforementioned process, the ENRE will continue to exercise its functions and powers over all those issues that are unrelated to the public service of electricity distribution.

In this regard, on February 28, 2019, the Federal Government, the Province of Buenos Aires and the City of Buenos Aires entered into an agreement for the transfer of the public service of electricity distribution, duly awarded to edenor under a concession by the Federal Government, to the jurisdiction of the Province of Buenos Aires and the City of Buenos Aires. It is worth pointing out that the Company has not been a party to such agreement, and, at the date of issuance of these financial statements is analyzing the scope and effects therefrom.

Note 3 |    Basis of preparation

The financial statements for the year ended December 31, 2018 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, incorporated by the CNV.

These financial statements were approved for issue by the Company’s Board of Directors on March 8, 2019.

Restatement of financial information

The financial statements as of December 31, 2018, including the prior year’s figures, have been restated to reflect the changes in the general purchasing power of the Company’s functional currency (the Argentine peso), in conformity with the provisions of both IAS 29 “Financial reporting in hyperinflationary economies” and General Resolution No. 77718 of the National Securities Commission. As a result thereof, the financial statements are stated in terms of the measuring unit current at the end of the reporting period.

According to IAS 29, the restatement of financial statements is necessary when the functional currency of an entity is that of a hyperinflationary economy. To define a state of hyperinflation, IAS 29 provides a series of guidelines, including but not limited to the following, which consist of (i) analyzing the behavior of population, prices, interest rates and wages faced with the development of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative feature, which, in practice, is the mostly considered condition, verifying whether the cumulative inflation rate over three years approaches or exceeds 100%.

Although in recent years the general level of prices experienced a significant growth, the cumulative inflation rate over three years in Argentina had remained below 100%. However, due to different macroeconomic factors, triennial inflation in 2018 surpassed that percentage, while the federal government’s targets and other available projections indicate that this trend will not reverse in the short term.

2018 FINANCIAL STATEMENTS NOTES

Therefore, according to IAS 29, the Argentine economy should be regarded as highly inflationary as from July 1, 2018. The standard states that the adjustment will be resumed from the date on which it was last made, February 2003. Moreover, on July 24, 2018, the FACPCE issued a communication confirming that which has been previously mentioned. Additionally, it should be taken into account that on December 4, 2018 the Official Gazette published Law 27,468 pursuant to which the provisions of Executive Order No. 664/03 of the PEN, which did not allow for the filing of inflation-adjusted financial statements, are no longer in effect. This law states that the provisions of section 62 of Business Organizations Law 19,550 -preparation of financial statements to reflect the effects of inflation- will continue to apply, thus reinstating the adjustment for inflation. On December 28, the CNV, reaffirming the provisions of Law 27,468, published Resolution No. 777/18 stating that issuing companies shall apply the restatement method of financial statements to reflect the effects of inflation in conformity with IAS 29.

In order to not only assess the aforementioned quantitative condition but also restate the financial statements, the CNV has stated that the series of indexes to be used for the application of IAS 29 is that determined by the FACPCE. That series of indexes combines the IPC published by the INDEC from January 2017 (base month: December 2016) with the IPIM published by the INDEC through that date, computing for the months of November and December 2015 -in respect of which there is no available information from the INDEC on the development of the IPIM-, the variation recorded in the IPC of the City of Buenos Aires.

Taking into consideration the above-mentioned index, in the fiscal years ended December 2018, 2107 and 2016, the inflation rate amounted to 47.66%, 24.79% and 40.9%, respectively.

The effects of the application of IAS 29 are summarized below:

Restatement of the statement of financial position

(i)

Monetary items (those with a fixed nominal value in local currency) are not restated in as much as they are already expressed in terms of the measuring unit current at the closing date of the reporting period.

(ii)

Non-monetary items carried at historical cost or at the current value of a date prior to the end of the reporting period are restated using coefficients that reflect the variation recorded in the general level of prices from the date of acquisition or revaluation to the closing date of the reporting period. Depreciation charges of property, plant and equipment and amortization charges of intangible assets recognized in profit or loss for the period, as well as any other consumption of non-monetary assets will be determined on the basis of the new restated amounts.

(iii)

The restatement of non-monetary assets in terms of the measuring unit current at the end of the reporting period without an equivalent adjustment for tax purposes, gives rise to a taxable temporary difference and to the recognition of a deferred tax liability, deferred tax liability is recognized for the temporary difference generated bythe restatement of the accounting bases of asset without any restatement of their tax bases the debit entry of this deffered tax liability is a monetary loss.

Restatement of the statement of profit or loss and other comprehensive income

(i)

Income and expenses are restated from the date when they were recorded, except for those profit or loss items that reflect or include in their determination the consumption of assets carried at the purchasing power of the currency as of a date prior to the recording of the consumption, which are restated based on the date when the asset to which the item is related originated (for example, depreciation, impairment and other consumptions of assets valued at historical cost).

(ii)	The net gain from the maintenance of monetary assets and liabilities is presented in a line item separately from the profit or loss for the year.

2018 FINANCIAL STATEMENTS NOTES

Restatement of the statement of changes in equity

(i)	The components of equity, except for reserved earnings and unappropriated retained earnings, have been restated from the dates on which they were contributed, or on which they otherwise arose.
(ii)

The restated unappropriated retained earnings were determined by the difference between net assets restated at the date of transition and the other components of opening equity expressed as indicated in the preceding headings.

(iii)

After the restatement at the date of transition indicated in (i) above, all components of equity are restated by applying the general price index from the beginning of the period, and each variation of those components is restated from the date of contribution or the date on which it otherwise arose.

Restatement of the statement of cash flows

IAS 29 requires that all the items of this statement be restated in terms of the measuring unit current at the closing date of the reporting period.

The monetary gain or loss generated by cash and cash equivalents is presented in the statement of cash flows separately from cash flows from operating, investing and financing activities, as a specific item of the reconciliation between cash and cash equivalents at the beginning and end of the period.

Note 4 |    Accounting policies

The main accounting policies used in the preparation of these financial statements are detailed below.

Note 4.1 |   New accounting standards, amendments and interpretations issued by the IASB

The Company has applied the following standards and/or amendments for the first time as from January 1, 2018:

- IFRS 15 "Revenue from contracts with customers" (issued in May 2014 and amended in September 2015)

- IFRS 9 “Financial instruments” (amended in July 2014)

- IFRS 2 “Share-based payments” (amended in June 2016)

- IFRIC 22 “Foreign currency transactions and Advanced consideration” (issued in December 2016)

- Annual improvements to IFRSs – 2014-2016 Cycle (issued in December 2016)

In the respective accounting policies detail the main issues related to the initial application of IFRS 9 and IFRS 15. The application of the other standards, amendments and interpretations generated no impact on either the Company’s results of operations and financial position, or the accounting policies applicable as from January 1, 2018.

2018 FINANCIAL STATEMENTS NOTES

Note 4.1.1 |         Impacts of adoption of rules not yet effectives

- IFRS 16 “Leases”: On January 13, 2016, the IASB published IFRS 16, which replaces the current guidance in IAS 17. The standard defines a lease as a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration. The standard requires the recognition of a lease liability that reflects future lease payments and a ‘right-of-use asset’ for almost all lease contracts. This is a significant change compared to IAS 17 under which lessees were required to make a distinction between a finance lease (reported on the balance sheet) and an operating lease (off balance sheet). IFRS 16 contains an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The impact of the application of the aforementioned standard estimated by the Company is not significant.

- IFRS 17 “Insurance Contracts”, issued in May 2017. It replaces IFRS 4 - an interim standard issued in 2004 that allowed entities to account for insurance contracts using their local accounting requirements, resulting in multiple application approaches. IFRS 17 establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts, and applies to annual periods beginning on or after January 1, 2021, with early adoption permitted if entities also apply IFRS 9 and IFRS 15. The Company is currently analyzing the impact of the application of IFRS 17; nevertheless, it estimates that the application thereof will have no impact on the Company’s results of operations or its financial position.

- IFRIC 23 “Uncertainty over income tax treatments”, issued in June 2017. It clarifies the application of IAS 12 where there is uncertainty over income tax treatments. In accordance with the interpretation, an entity is required to reflect the impact of the uncertain tax treatment using the method that best predicts the resolution of the uncertainty, using either the most likely amount method or the expected value method. Additionally, the entity is required to assume that the tax authority will examine the uncertain treatments and have full knowledge of all the related relevant information when assessing the tax treatment over income tax. The interpretation is effective for annual periods beginning on or after January 1, 2019, although early adoption is permitted. The Company estimates that the application of IFRIC 23 will have no impact on the Company’s results of operations or its financial position.

2018 FINANCIAL STATEMENTS NOTES

- IAS 28 “Investments in associates and joint ventures”, amended in October 2017. It clarifies that IFRS 9 applies to other financial instruments in an associate or joint venture to which the equity method is not applied. The standard is effective for annual periods beginning on or after January 1, 2019, although early adoption is permitted. The Company estimates that its application will have no impact on the Company’s results of operations or its financial position.

- IAS 19 “Employee benefits”, amended in February 2018. It introduces changes to the measurement of past service cost and net interest in the case of post-employment defined benefit plans that have suffered amendments, curtailments or settlements. It applies to amendments, curtailments or settlements as from January 1, 2019.

The Company is currently assessing the impact of these new standards and amendments.

Note 4.2 |      Property, plant and equipment

Additions have been valued at acquisition cost restated to reflect the effects of inflation, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of engineering studies.

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

Facilities in service: between 30 and 50 years

Furniture, tools and equipment: between 5 and 20 years

Construction in process is valued based on the degree of completion and is recorded at cost restated to reflect the effects of inflation less any impairment loss, if applicable. Cost includes expenses attributable to the construction, when they are part of the cost incurred for the purposes of acquisition, construction or production of property, plant and equipment that require considerable time until they are in condition to be used. These assets begin to be depreciated when they are in economic condition to be used.

Gains and losses on the sale of Property, plant and equipment are calculated by comparing the price collected with the carrying amount of the asset, and are recognized within Other operating expense or Other operating income in the Statement of Comprehensive Income.

The valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the higher of value in use and fair value less costs to sell at the end of the year.

At the date of issuance of these financial statements there are no indicators of a potential impairment (Note 6.c).

2018 FINANCIAL STATEMENTS NOTES

Note 4.3 |      Interests in joint ventures

The main conceptual definitions are as follow:

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

The joint ventures’ accounting policies have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company.

Furthermore, taking into account that the interests in joint ventures are not regarded as significant balances, the disclosures required under IFRS 12 have not been made.

Note 4.4 |      Revenue recognition

a.      Revenue from sales

Revenues from contracts with customers (ENRE Resolutions No. 63/17, 603/17, 33/18, 208/18 and SE Resolution No. 366/18):

The Company recognizes, on a monthly basis, revenues from electricity distribution and commercialization as energy is distributed to each client based on the applicable tariff and procedures established by the ENRE. Such revenue includes energy delivered, whether billed or unbilled, at the end of each period. Revenues are not adjusted for the effect of financing components as sales’ payments are not deferred over time, which is consistent with market practice.

The current remuneration scheme establishes certain limits to the increase in the VAD resulting from the tariff structure review process, as well as a mechanism for monitoring the variation of CPD, which implies an increase in the compensation scheme for certain cases; the Company recognizes related revenues only to the extent that it is highly probable that a significant reversal will not occur and it is probable that the consideration will be collected regardless the period in which the energy is distributed.

The Company recognizes revenues related to energy supply to low-income areas and shantytowns, only to the extent that the Framework Agreement with Argentine Nation and Province of Buenos Aires has been renewed for the period in which the service was rendered.

2018 FINANCIAL STATEMENTS NOTES

Other revenues from contracts with customers:

The Company recognizes other revenues from contracts with customers in relation to connection and reconnection services, rights of use on poles and transport of energy to other distribution companies on a monthly basis as services are rendered based on the price established in each contract. Revenues are not adjusted for the effect of financing components as sales’ payments are not deferred over time, which is consistent with market practice.

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

Note 4.5 |      Effects of the changes in foreign currency exchange rates

a.      Functional and presentation currency

The information included in the financial statements is measured using the Company’s functional currency, which is the currency of the main economic environment in which the entity operates. The financial statements are measured in pesos (legal currency in Argentina), restated to reflect the effects of inflation (Note 3), which is also the presentation currency.

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

The foreign currency exchange rates used are the bid price for monetary assets, the offer price for monetary liabilities, and the specific exchange rate for foreign currency denominated transactions.

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

2018 FINANCIAL STATEMENTS NOTES

b.      Other receivables

The financial assets included in other receivables are initially recognized at fair value (generally the original billing/settlement amount) and subsequently measured at amortized cost, using the effective interest rate method, and when significant, adjusted by the time value of money. The Company records impairment allowances when there is objective evidence that the Company will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

The rest of other receivables are initially recognized at the amount paid.

Note 4.7 |      Inventories

Inventories are valued at the lower of acquisition cost restated to reflect the effects of inflation and net realizable value.

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

2018 FINANCIAL STATEMENTS NOTES

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

The expected losses, according to the calculated coefficients, are detailed in Note 6.a.

2018 FINANCIAL STATEMENTS NOTES

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

Although cash, cash equivalents and financial assets measured at amortized cost are also subject to the impairment requirements of IFRS 9, the identified impairment loss is not material.

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

Note 4.9 |      Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which the respective contract is signed. Subsequently to the initial recognition, they are remeasured at their fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if that is the case, on the nature of the item being hedged. As of December 31, 2018 and 2017, the economic impact of these transactions is recorded in the Other financial expense account of the Statement of Comprehensive Income.

During fiscal year 2018, the Company has not entered into futures contracts to buy US dollars.

As of December 31, 2017, the economic impact of the transactions carried out in that fiscal year resulted in a loss of $ 21.1 million, which is recorded in the Other financial expense account of the Statement of Comprehensive Income.

2018 FINANCIAL STATEMENTS NOTES

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

a.      Share capital

Share capital represents issued capital, which is comprised of the contributions committed and/or made by the shareholders, represented by shares, including outstanding shares at nominal value, restated to reflect the effects of inflation as indicated in Note 3.

b.      Treasury stock

The Treasury stock account represents the nominal value of the Company’s own shares acquired by the Company, restated to reflect the effects of inflation as indicated in Note 3.

c.      Other comprehensive income

Represents recognition, at the end of the year, of the actuarial losses associated with the Company’s employee benefit plans, restated to reflect the effects of inflation as indicated in Note 3.

d.      Retained earnings

Retained earnings are comprised of profits or accumulated losses with no specific appropriation. When positive, they may be distributed, if so decided by the Shareholders’ Meeting, to the extent that they are not subject to legal restrictions. Retained earnings are comprised of previous year results that have not been distributed, amounts transferred from other comprehensive income and prior year adjustments due to the application of accounting standards, restated to reflect the effects of inflation as indicated in Note 3.

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

b.      Customer deposits

2018 FINANCIAL STATEMENTS NOTES

Customer deposits are initially recognized at the amount received and subsequently measured at amortized cost using the effective interest rate method.

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

c.     Customer contributions

Refundable: The Company receives assets or facilities (or the cash necessary to acquire or build them) from certain customers for services to be provided, based on individual agreements and the provisions of ENRE Resolution No. 215/12. These contributions are initially recognized as trade payables at fair value with a contra-account in Property, plant and equipment, and subsequently measured at amortized cost using the effective interest rate method.

d.    Other payables

The rest of the financial liabilities recorded in Other Payables, including the loans for consumption (mutuums) with CAMMESA, the Payment agreement with the ENRE and the advances for the execution of works, are initially recognized at fair value and subsequently measured at amortized cost.

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

2018 FINANCIAL STATEMENTS NOTES

Note 4.14 |    Deferred revenue

Non-refundable customer contributions: The Company receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements. In accordance with IFRS 15 “Transfers of Assets from Customers”, the assets received are recognized by the Company as Property, plant and equipment with a contra-account in deferred revenue, the accrual of which depends on the nature of the identifiable services, in accordance with the following:

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

•      The Company’s Share-based Compensation Plan

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

2018 FINANCIAL STATEMENTS NOTES

Note 4.16 |    Income tax

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

Note 4.17 |    Leases

The leases in which a significant portion of the risks and rewards of ownership is retained by the assignor are classified as operating. At present, the Company only has leases contracts that are classified as operating.

a.         Lessee

The payments with respect to operating leases are recognized as operating expenses in the Statement of Comprehensive Income on a straight-line basis throughout the term of the assignment.

b.         Lessor

The leases in which the Company does not transfer substantially all the risks and rewards of the ownership of the asset are classified as operating leases.

The collections with respect to operating leases are recognized as income in the Statement of Comprehensive Income on a straight-line basis throughout the term of the assignment.

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

2018 FINANCIAL STATEMENTS NOTES

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

If the Company continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations. The exchange rates used as of December 31, 2018 and 2017 are $ 37.70 and $ 18.65 per USD, respectively.

2018 FINANCIAL STATEMENTS NOTES

As of December 31, 2018 and 2017, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.18	Total 12.31.17

ASSETS
NON-CURRENT ASSETS
Other receivables	USD	20,416	37.500	765,600	-
TOTAL NON-CURRENT ASSETS		20,416		765,600	-
CURRENT ASSETS
Other receivables	USD	3,989	37.500	149,588	-
Financial assets at fair value through profit or loss	USD	87,621	37.500	3,285,788	1,829,881
Cash and cash equivalents	USD	250	37.500	9,375	6,519
	EUR	-	42.840	-	394
TOTAL CURRENT ASSETS		91,860		3,444,751	1,836,794
TOTAL ASSETS		112,276		4,210,351	1,836,794

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	190,782	37.700	7,192,467	6,189,294
TOTAL NON-CURRENT LIABILITIES		190,782		7,192,467	6,189,294
CURRENT LIABILITIES
Trade payables	USD	17,519	37.700	660,459	386,504
	EUR	93	43.163	4,014	9,248
	CHF	5	38.312	-	15,454
	NOK	68	4.346	296	230
Borrowings	USD	28,580	37.700	1,077,453	105,139
TOTAL CURRENT LIABILITIES		46,265		1,742,222	516,575
TOTAL LIABILITIES		237,047		8,934,689	6,705,869

(1)     The exchange rates used are the BNA exchange rates in effect as of December 31, 2018 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.18	12.31.17
Net position Assets/(Liabilities)
US dollar	(4,720,028)	(4,844,537)
Euro	(4,014)	(8,854)
Norwegian krone	(296)	(230)
Swiss franc	-	(15,454)
Total	(4,724,338)	(4,869,075)

The Company estimates that a 10% devaluation of the Argentine peso with respect to each foreign currency, with all the other variables remaining constant, would give rise to the following decrease in the profit for the year:

	12.31.18	12.31.17
Net position Assets/(Liabilities)
US dollar	(472,003)	(484,454)
Euro	(401)	(886)
Norwegian krone	(30)	(24)
Swiss franc	-	(1,546)
Decrease in the results of operations for
the year	(472,434)	(486,910)

2018 FINANCIAL STATEMENTS NOTES

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

                  iii.          Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is related mainly to the long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2018 and 2017 -except for a loan applied for by the Company and granted by ICBC Bank as from October 2017 for a three-year term at a six-month Libor rate plus an initial 2.75% spread, which will be adjusted semi-annually by a quarter-point-, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

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

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	12.31.18	12.31.17
Fixed rate:
US dollar	6,359,798	4,904,361
Subtotal loans at fixed rates	6,359,798	4,904,361
Floating rate:
US dollar	1,910,122	1,390,072
Subtotal loans at floating rates	1,910,122	1,390,072
Total loans	8,269,920	6,294,433

2018 FINANCIAL STATEMENTS NOTES

Based on the simulations performed, a 1% increase in floating interest rates, with all the other variables remaining constant, would give rise to the following decrease in the profit for the year:

	12.31.18	12.31.17
Floating rate:
US dollar	(4,241)	(3,098)
Decrease in the results of operations
for the year	(4,241)	(3,098)

Based on the simulations performed, a 1% decrease in floating interest rates, with all the other variables remaining constant, would give rise to the following increase in the profit for the year:

	12.31.18	12.31.17
Floating rate:
US dollar	4,241	3,098
Decrease in the results of operations
for the year	4,241	3,098

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

At each year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2018 and 2017, delinquent trade receivables totaled approximately $ 2 billion and $ 1.5 billion, respectively.  As of December 31, 2018 and 2017, the financial statements included allowances for $ 901.3 million and $ 677.5 million, respectively.

2018 FINANCIAL STATEMENTS NOTES

The inability to collect the accounts receivable in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay loans, including payment of the Corporate Notes.

The balances of the bills for electricity consumption of small-demand (T1), medium-demand (T2) and large-demand (T3) customers that remain unpaid 7 working days after the bills’ first due dates are considered delinquent trade receivables. Additionally, the amounts related to the Framework Agreement are not considered within delinquent balances.

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

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in Money Market Funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2018 and 2017, the Company’s current financial assets at fair value amount to $ 3.4 billion and $ 4.3 billion, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

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

			From 3
		Less than 3	months to 1	From 1 to 2	From 2 to 5	More than 5
	No deadline	months	year	years	years	years	Total
As of December 31, 2018
Trade and other payables	12,407,373	9,110,948	2,732,779	82,491	99,953	-	24,433,544
Borrowings	-	-	684,469	684,469	7,676,569	-	9,045,507
Total	12,407,373	9,110,948	3,417,248	766,960	7,776,522	-	33,479,051

As of December 31, 2017
Trade and other payables	8,950,249	5,877,338	8,195,465	135,840	179,584	-	23,338,476
Borrowings	-	-	499,945	499,945	6,107,012	-	7,106,902
Total	8,950,249	5,877,338	8,695,410	635,785	6,286,596	-	30,445,378

2018 FINANCIAL STATEMENTS NOTES

Note 5.2 |      Concentration risk factors

a.     Related to customers

The Company’s receivables derive primarily from the sale of electricity.

No single customer accounted for more than 10% of sales for the years ended December 31, 2018 and 2017. The collectibility of trade receivables balances related to the Framework Agreement, which amount to $ 10.4 million and $ 231 million as of December 31, 2018 and 2017, respectively, as disclosed in Note 2.d), is subject to compliance with the terms of such agreement.

b.    Related to employees who are union members

As of December 31, 2018, the Company’s employees are members of unions, Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union Federal Capital) and Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies). These employees labor cost depends on negotiations between the Company and the unions; a sensitive change in employment conditions generates a significant impact on the Company’s labor costs.

 In November 2018, the Company reached an agreement with the Sindicato de Luz y Fuerza on a total salary increase to be implemented in 5 tranches, beginning in November 2018 and ending in October 2019. Each increase will be calculated on the basis of the previous month salary and paid to the personnel represented by the union and providing services at the time of each payment. The agreed-upon increases are as follow:

•        10%, applicable as from December 2018.

•         8%, applicable as from February 2019.

•         5%, applicable as from April 2019.

•         5%, applicable as from July 2019.

•         5%, applicable as from October 2019.

Additionally, it was agreed that the values of the Attendance Bonus, payable to those who have maintained perfect attendance for a full quarter, or have a maximum of 2 absences over the period, would be adjusted as from November 2018.

At present, the Company continues negotiating with the Asociación del Personal Superior de Empresas de Energía (APSEE), but no agreement has been reached as of to date.

2018 FINANCIAL STATEMENTS NOTES

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

As of December 31, 2018 and 2017, gearing ratios were as follow:

	12.31.18	12.31.17
Total liabilities	46,023,206	43,088,208
Less: cash and cash equivalents	(3,409,158)	(4,400,357)
Net debt	42,614,048	38,687,851
Total Equity	30,968,972	27,793,719
Total capital attributable to owners	73,583,020	66,481,570
Gearing ratio	57.91%	58.19%

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

The Company’s Management evaluates the development of this indicator on an annual basis. At the date of issuance of these financial statements, there are no events of non-compliance by the Company that could lead to that situation.

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

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

2018 FINANCIAL STATEMENTS NOTES

The table below shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2018 and 2017:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL

At December 31, 2018
Assets
Financial assets at fair value through
profit or loss:
Government bonds	3,285,799	-	-	3,285,799
Money market funds	95,751	-	-	95,751
Total assets	3,381,550	-	-	3,381,550

Liabilities
Derivative financial instruments	-	1,035	-	1,035
Total liabilities	-	1,035	-	1,035

At December 31, 2017
Assets
Financial assets at fair value through
profit or loss:
Government bonds	1,829,888	-	-	1,829,888
Money market funds	2,448,120	-	-	2,448,120
Total assets	4,278,008	-	-	4,278,008

Liabilities
Derivative financial instruments	-	291	-	291
Total liabilities	-	291	-	291

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

2018 FINANCIAL STATEMENTS NOTES

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

The estimates that have a significant risk of causing adjustments to the amounts of assets and liabilities during the next fiscal year are detailed below:

a.     Impairment of financial assets

The allowance for the impairment of accounts receivable is assessed based on the delinquent balance, which comprises all such debt arising from the bills for electricity consumption of small-demand (T1), medium-demand (T2), and large-demand (T3) customers that remain unpaid 7 working days after their first due dates. The Company’s Management records an allowance applying to the delinquent balances of each customer category an uncollectibility rate that is determined according to each customer category based on the historical comparison of collections made.

Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

As from January 1, 2018, the Company has applied the amended IFRS 9 with the allowed practical resources, without restating the comparative periods.

The Company has performed a review of the financial assets it currently measures and classifies at fair value through profit or loss or at amortized cost and has concluded that they meet the conditions to maintain their classification; consequently, the initial adoption has not affected the classification and measurement of the Company’s financial assets.

Furthermore, with regard to the new hedge accounting model, the Company has not elected to designate any hedge relationship at the date of the initial adoption of the amended IFRS 9 and, consequently, has generated no impact on the Company’s results of operations or its financial position.

Finally, with regard to the change in the methodology for calculating the impairment of financial assets based on expected credit losses, the Company has applied the simplified approach of IFRS 9 for trade receivables and other receivables with similar risk characteristics. In order to measure the expected credit losses, receivables are grouped by customer segment, and on the basis of the shared credit risk characteristics and the number of days past the payment due date. The expected loss as of January 1, 2018 was determined based on the following coefficients calculated for the number of days past the payment due date:

	Number of days
	0-30	30-60	60-90	90-120	120-150	+150
Loss expected porcentage	8%	12%	19%	26%	59%	69%

2018 FINANCIAL STATEMENTS NOTES

For such purpose, the adjustments determined as of December 31, 2017 are as follow:

Amount of the provisions for impairment of the trade
receivables at 12.31.2017 by IAS 39	(458,853)

Adjustment of expected losses IFRS 9	(82,041)
Amount of the provisions for impairment of the trade
receivables at 12.31.2017 by IAS 9	(540,894)

The adjustment determined as a result of the application of this new standard, net of its tax effect, amounts to $ 60.2 million, which is disclosed within the “Unappropriated Retained Earnings” line item.

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

At the date of issuance of these financial statements there are no indicators of a potential impairment.

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

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. The realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, the Company’s Management takes into consideration the scheduled reversal of deferred tax liabilities, the projected future taxable income, the prevailing rates to be applied in each period, and tax planning strategies.

2018 FINANCIAL STATEMENTS NOTES

e.      Benefit plans

The liability recognized by the Company is the best estimate of the present value of the cash flows representing the benefit plan obligation at the closing date of the year together with the adjustments for past service costs and actuarial losses. Cash flows are discounted using a rate that contemplates actuarial ns about demographic and financial conditions that affect the determination of benefit plans. Such estimate is based on actuarial calculations made by independent professionals in accordance with the projected unit credit method.

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

Note 7 | Interest in joint venture

Percentage interest held		Equity attributable to the owners
in capital stock and votes		12.31.18	12.31.17
SACME	50.00%	8,844	10,693

Note 8 |    Contingent liabilities

The Company has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. Based on the opinion of its in-house and external legal advisors, the Company’s Management estimates that the outcome of the current contingencies and lawsuits will not result in amounts that either exceed those of the recorded provisions or could be significant with respect to the Company’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against the Company related to legal actions for individual non-significant amounts, which as of December 31, 2018 total $ 1.3 billion, for which a provision has been recorded.

2018 FINANCIAL STATEMENTS NOTES

We detail below the nature of the significant judicial proceedings in relation to which, as of December 31, 2018, the Company believes, based on the opinion of its in-house and external legal advisors, there exist grounds for them not to be deemed probable:

Note 8.1 |      Civil and commercial proceedings – Consumer claims

-    By means of the action filed by Consumidores Financieros Asociación Civil para su Defensa, the following is claimed from the Company:

➢

Reimbursement of the Value Added Tax (VAT) percentage paid on the illegally “widened” taxable basis due to the incorporation of the FNEE. Distribution companies, the defendants, had not paid this tax when CAMMESA invoiced them the electricity purchased for distribution purposes.

➢

Reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment.

➢	Application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. Notice of this was served upon the plaintiff. Although the plaintiff’s opposition to the requested summons had not yet been resolved, the proceedings were brought to trial, in response to which edenor filed a motion for reversal with a supplementary appeal. The Court hearing the case granted the motion filed by edenor and ordered that the Federal Government, the AFIP and the ENRE be summoned as third-party defendants, which has already taken place. These proceedings have been joined to those mentioned below. Without prejudice thereto, in the framework of the record of the proceedings, the case has been brought to trial.

By means of the action filed by Asociación de Defensa de derechos de clientes y consumidores (ADDUC) it is requested that the Company be ordered by the Court to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from the customers of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the VAT and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

On November 11, 2011, the Company answered the complaint and filed a motion to dismiss for both lack of standing to sue (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. Notice of these pleadings was served upon the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3 provide it with the proceedings “Consumidores Financieros Asociación Civil vs Edesur S.A. and Other defendants, for breach of contract”. On April 8, 2014, the Court in Civil and Commercial Federal Matters No. 9 – Clerk’s Office No. 17 admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), and ordered that the proceedings be sent to Federal Court No. 2 – Clerk’s Office No. 3 to be dealt with thereat, thus joining them to the case entitled “consumidores financieros vs Edesur S.A. and other defendants, for breach of contract”. Apart from the fact that the proceedings have been received in the Court that currently hears the case, which continues in process, no significant events have occurred. As indicated in caption a) above, due to the joining of those proceedings to those herein described, these proceedings have been brought to trial.

2018 FINANCIAL STATEMENTS NOTES

We detail below the nature of the significant judicial proceedings instituted by the Company as of December 31, 2018, in relation to which an inflow of economic benefits into the Company is deemed probable.

Note 8.2 |   Civil and Commercial Proceedings for the Determination of a Claim – Judicial Annulment ENRE Resolution 32/11

-    The Company seeks to obtain the judicial annulment of the ENRE’s Resolution that provided the following:

➢

That the Company be fined in the amount of $ 750 thousand due to its failure to comply with the obligations arising from Section 25, sub-sections a, f and g, of the Concession Agreement and Section 27 of Law No. 24,065.

➢	That the Company be fined in the amount of $ 375 thousand due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and ENRE Resolution No. 905/99.
➢

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

At the closing date of the year ended December 31, 2018, the Company made a provision for principal and interest accrued for an amount of $ 57.3 million within the Other non-current liabilities account.

2018 FINANCIAL STATEMENTS NOTES

Note 8.3 |   Civil and Commercial Proceedings for the Determination of a Claim – Regulatory Liability Claim against the Federal Government

On June 28, 2013, the Company instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22, whose purpose is to sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Agreement on the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – the “Adjustment Agreement”) entered into with the Company in 2006, and for damages caused as a result of such breach.

On November 22, 2013, the Company amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the Court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which was answered by the Federal Government in due time and in proper manner.  Subsequently, edenor reported as new event, under the terms of Section 365 of the CPCCN, the issuance by the SEE of Resolution No. 32/15. After notice was served, the Court rejected the treatment thereof as an “event”, holding the Company liable for costs. The Company filed an appeal, which was admitted “with a postponed effect” (i.e. the Appellate Court will grant or reject the appeal when deciding on the granting or rejection of the appeal against final judgment). On October 16, 2015, the Attorney General’s Office requested to borrow the records for a term of 20 days, which were returned on December 1, 2015, in order to control the work done by the state’s attorneys. On December 4, 2015, the Company requested the suspension of the procedural time-limits under the terms of section 157 of the CPCCN, in accordance with the provisions of SEE Resolution No. 32/15, notice of which has been served upon the defendant. On February 16, 2016, the Company reiterated the request due to the revocation of SEE Resolution No. 32/15. At the date of issuance of this report, and by “agreement of the parties”, the procedural time-limits continue to be suspended.

Regarding the motion to litigate in forma pauperis that was filed on July 2, 2013, the discovery period has ended and the period for the parties to put forward their arguments on the merits of the evidence produced has begun. At the date of issuance of these financial statements, the procedural time-limits in this incidental motion, as those in the main proceedings, continue to be suspended.

2018 FINANCIAL STATEMENTS NOTES

Note 9 |    Property, plant and equipment

					Tools, Furniture,
					vehicles,
				Meters and	equipment,
			High, medium	Transformer	communications
	Lands and		and low	chambers and	and advances to	Construction	Supplies and
	buildings	Substations	voltage lines	platforms	suppliers	in process	spare parts	Total
At 12.31.17
Cost	1,376,244	13,471,386	36,429,475	15,047,060	2,506,343	8,717,184	90,712	77,638,404
Accumulated depreciation	(205,458)	(3,571,659)	(11,249,849)	(4,638,799)	(912,452)	-	-	(20,578,217)
Net amount	1,170,786	9,899,727	25,179,626	10,408,261	1,593,891	8,717,184	90,712	57,060,187

Additions	18,746	113,838	380,528	51,465	516,244	7,339,357	129,731	8,549,909
Disposals	(36)	(2,211)	(94,785)	(35,870)	(440,852)	-	-	(573,754)
Transfers	89,250	187,522	1,595,057	710,388	89,483	(2,646,562)	(25,138)	-
Depreciation for the period	(73,129)	(403,667)	(1,171,411)	(546,048)	(367,244)	-	-	(2,561,499)
Net amount 12.31.17	1,205,617	9,795,209	25,889,015	10,588,196	1,391,522	13,409,979	195,305	62,474,843

At 12.31.18
Cost	1,449,399	13,769,111	38,060,451	15,749,070	2,656,570	13,409,979	195,305	85,289,885
Accumulated depreciation	(243,782)	(3,973,902)	(12,171,436)	(5,160,874)	(1,265,048)	-	-	(22,815,042)
Net amount	1,205,617	9,795,209	25,889,015	10,588,196	1,391,522	13,409,979	195,305	62,474,843

•       During the year ended December 31, 2018, the Company capitalized as direct own costs $ 1 billion.

Vease nuestro informe de fecha
9 de agosto de 2017
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
DANIEL ABELOVICH	C.P.C.E.C.A.B.A. Tº 1 Fº 17

2018 FINANCIAL STATEMENTS NOTES

					Tools, Furniture,
					vehicles,
				Meters and	equipment,
			High, medium	Transformer	communications
	Lands and		and low	chambers and	and advances to	Construction	Supplies and
	buildings	Substations	voltage lines	platforms	suppliers	in process	spare parts	Total
At 12.31.16
Cost	1,276,109	12,466,805	33,712,884	13,924,981	2,398,833	5,839,187	56,036	69,674,835
Accumulated depreciation	(178,241)	(3,214,869)	(10,386,483)	(4,157,929)	(842,545)	-	-	(18,780,067)
Net amount	1,097,868	9,251,936	23,326,401	9,767,052	1,556,288	5,839,187	56,036	50,894,768
Additions	122,804	680,868	1,456,818	467,268	566,753	5,103,253	85,034	8,482,798
Disposals	(765)	(7)	(35,030)	(9,618)	(4,404)	-	-	(49,824)
Transfers	50,983	323,723	1,357,461	664,134	(240,153)	(2,225,256)	(50,358)	(119,466)
Depreciation for the period	(100,104)	(356,793)	(926,024)	(480,575)	(284,593)	-	-	(2,148,089)
Net amount 12.31.17	1,170,786	9,899,727	25,179,626	10,408,261	1,593,891	8,717,184	90,712	57,060,187

At 12.31.17
Cost	1,376,244	13,471,386	36,429,475	15,047,060	2,506,343	8,717,184	90,712	77,638,404
Accumulated depreciation	(205,458)	(3,571,659)	(11,249,849)	(4,638,799)	(912,452)	-	-	(20,578,217)
Net amount	1,170,786	9,899,727	25,179,626	10,408,261	1,593,891	8,717,184	90,712	57,060,187

•       During the year ended December 31, 2017, the Company capitalized as direct own costs $ 869.7 million.

Vease nuestro informe de fecha
9 de agosto de 2017
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
DANIEL ABELOVICH	C.P.C.E.C.A.B.A. Tº 1 Fº 17

2018 FINANCIAL STATEMENTS NOTES

Note 10 |    Financial instruments

Nota 10.1 |       Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2018
Assets
Trade receivables	7,587,906	-	-	7,587,906
Other receivables	954,407	-	88,451	1,042,858
Cash and cash equivalents
Cash and Banks	27,608	-	-	27,608
Financial assets at fair value through profit or loss:
Government bonds	-	3,285,799	-	3,285,799
Derivative financial instruments	-	-	-	-
Money market funds	-	95,751	-	95,751
Financial assets at amortized cost:
Time deposits	1,208,770	-	-	1,208,770
Total	9,778,691	3,381,550	88,451	13,248,692

As of December 31, 2017
Assets
Trade receivables	8,385,237	-	-	8,385,237
Other receivables	249,780	88,667	20,448	358,895
Cash and cash equivalents		-	-
Cash and Banks	120,053	-	-	120,053
Checks to be deposited	2,296	-	-	2,296
Money market funds
Financial assets at fair value through profit or loss:
Government bonds	-	1,829,888	-	1,829,888
Derivative financial instruments	-	2,448,120	-	2,448,120
Financial assets at fair value
Government bonds	16,978	-	-	16,978
Total	8,774,344	4,366,675	20,448	13,161,467

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Non-financial liabilities	Total
As of December 31, 2018
Liabilities
Trade payables	14,895,194	-	-	14,895,194
Other payables	317,439	-	9,228,745	9,546,184
Borrowings	8,269,920	-	-	8,269,920
Total	23,482,553	-	9,228,745	32,711,298

As of December 31, 2017
Liabilities
Trade payables	13,933,226	-	-	13,933,226
Other payables	490,188	-	8,966,695	9,456,883
Borrowings	6,294,433	-	-	6,294,433
Total	20,717,847	-	8,966,695	29,684,542

Financial instruments categories have been determined based on IFRS 9.

2018 FINANCIAL STATEMENTS NOTES

The income, expenses, gains and losses resulting from each category of financial instruments are as follow:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2018
Interest income	671,783	-	671,783
Exchange differences	2,866,396	-	2,866,396
Bank fees and expenses	(8,509)	-	(8,509)
Changes in fair value of financial assets	-	746,532	746,532
Adjustment to present value	(327)	-	(327)
Total	3,529,343	746,532	4,275,875

As of December 31, 2017
Interest income	453,804	-	453,804
Exchange differences	229,100	-	229,100
Bank fees and expenses	(2,883)	-	(2,883)
Changes in fair value of financial assets	-	474,896	474,896
Adjustment to present value	(431)	-	(431)
Total	679,590	474,896	1,154,486

As of December 31, 2016
Interest income	362,558	-	362,558
Exchange differences	178,191	5,830	184,021
Bank fees and expenses	(5,928)	-	(5,928)
Changes in fair value of financial assets	-	781,486	781,486
Adjustment to present value	(485)	5,799	5,314
Total	534,336	793,115	1,327,451

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
As of December 31, 2018
Interest expense	(4,968,210)	-	(4,968,210)
Other financial results	(86,098)	-	(86,098)
Exchange differences	(5,496,362)	-	(5,496,362)
Total	(10,550,670)	-	(10,550,670)

As of December 31, 2017
Interest expense	(2,567,373)	-	(2,567,373)
Other financial results	(78,877)	-	(78,877)
Exchange differences	(793,157)	-	(793,157)
Total	(3,439,407)	-	(3,439,407)

As of December 31, 2016
Interest expense	(2,656,550)	-	(2,656,550)
Other financial results	(67,780)	-	(67,780)
Bank fees and expenses	77	-	77
Exchange differences	(953,730)	-	(953,730)
Total	(3,677,983)	-	(3,677,983)

2018 FINANCIAL STATEMENTS NOTES

Nota 10.2 |          Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

	12.31.18	12.31.17
Customers with no external credit rating:
Group 1 (i)	6,438,500	7,487,484
Group 2 (ii)	480,237	339,740
Group 3 (iii)	669,169	558,013
Total trade receivables	7,587,906	8,385,237

(i) Relates to customers with debt to become due
(ii) Relates to customers with past due debt from 0 to 3 months.
(iii) Relates to customers with past due debt from 3 to 12 months.

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of these financial assets.

Note 11 | Other receivables

	Note	12.31.18	12.31.17
Non-current:
		-	-
Financial credit		30,484	54,661
Related parties	35.d	4,662	8,015
Advances to suppliers	37	765,595	-
Total Non-current		800,741	62,676

Current:
Prepaid expenses		5,312	7,362
Advances to suppliers		81,440	9,791
Advances to personnel		1,700	3,293
Security deposits		16,695	15,249
Financial credit		58,425	17,159
Receivables from electric activities		98,390	169,157
Related parties	35.d	1,946	1,614
Guarantee deposits on derivative financial instruments		-	88,667
Judicial deposits		30,482	23,795
Credit with SBS Bank Company		25,000	-
Other		24	2
Allowance for the impairment of other receivables		(77,297)	(39,870)
Total Current		242,117	296,219

The carrying amount of the Company’s other financial receivables approximates their fair value.

The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.18	12.31.17	12.31.16
Balance at beginning of year	39,870	63,940	32,712
Increase	61,467	-	45,032
Result from exposure to inlfation	(24,040)	(12,704)	(13,804)
Recovery	-	(11,366)	-
Balance at end of the period	77,297	39,870	63,940

2018 FINANCIAL STATEMENTS NOTES

The aging analysis of these other receivables is as follows:

	12.31.18	12.31.17
Without expiry date	48,358	39,526
Past due	34,854	129,288
Up to 3 months	130,564	110,759
From 3 to 6 months	20,415	8,418
From 6 to 9 months	4,881	4,198
From 9 to 12 months	3,045	4,030
More than 12 months	800,741	62,676
Total other receivables	1,042,858	358,895

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in Argentine pesos.

Note 12 | Trade receivables

	12.31.18	12.31.17
Current:
Sales of electricity - Billed	4,622,701	4,359,990
Sales of electricity – Unbilled	3,735,956	4,404,135
Framework Agreement	10,377	230,953
Fee payable for the expansion of the transportation and others	22,969	33,952
Receivables in litigation	97,158	33,736
Allowance for the impairment of trade receivables	(901,255)	(677,529)
Total Current	7,587,906	8,385,237

The carrying amount of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	12.31.18	12.31.17	12.31.16
Balance at beginning of year	677,529	383,439	146,238
Change of accounting standard (Note 6) - Adjustment by model of expected losses IFRS 9	82,041	-	-
Balance at beginning of year restated	759,570	383,439	146,238
Increase	916,036	391,615	388,339
Decrease	(307,137)	(64,348)	(56,062)
Result from exposure to inlfation	(467,214)	(33,177)	(95,076)
Balance at end of the period	901,255	677,529	383,439

The aging analysis of these trade receivables is as follows:

	12.31.18	12.31.17
Not due	10,377	230,953
Past due	1,149,406	897,752
Up to 3 months	6,428,123	7,256,532
Total other receivables	7,587,906	8,385,237

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in Argentine pesos.

1
2018 FINANCIAL STATEMENTS NOTES

Sensitivity analysis of the allowance for impairment of trade receivables:

-       5% increase in the uncollectibility rate estimate

12.31.18
Contingencies	946,318
change	45,063

-       5% decrease in the uncollectibility rate estimate

12.31.18
Contingencies	856,192
change	(45,063)

Note 13 | Financial assets at fair value through profit or loss

	12.31.18	12.31.17

Current
Government bonds	3,285,799	1,829,888
Money market funds	95,751	2,448,120
Total current	3,381,550	4,278,008

Note 14 | Financial assets at amortized cost

	12.31.18	12.31.17
Non-current
Current
Government bonds	-	16,978
Time deposits	1,208,770	-
Total Current	1,208,770	16,978

Note 15 |    Inventories

	12.31.18	12.31.17
Current
Supplies and spare-parts	1,252,292	589,339
Advance to suppliers	7,507	60,241
Total inventories	1,259,799	649,580

Note 16 | Cash and cash equivalents

	12.31.18	12.31.17
Cash and banks	27,608	122,349
Total cash and cash equivalents	27,608	122,349

2018 FINANCIAL STATEMENTS NOTES

Note 17 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at December 31, 2016	18,197,583	183,604	18,381,187
Payment of Other reserve constitution - Share-bases compensation plan (Note 25)	-	46,317	46,317
Balance at December 31, 2017	18,197,583	229,921	18,427,504

Payment of Other reserve constitution - Share-bases compensation plan (Note 25)	-	10,700	10,700
Balance at December 31, 2018	18,197,583	240,621	18,438,204

As of December 31, 2018, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

No changes have occurred in the Company’s Share Capital structure in the last three fiscal years.

Listing of the Company’s shares

The Company’s shares are listed on the Buenos Aires Stock Exchange and are part of the Merval Index.

Furthermore, with the SEC’s prior approval, the Company’s ADSs, each representing 20 common shares of the Company, began to be traded on the NYSE as from April 24, 2007.

The listing of ADSs on the NYSE is part of the Company’s strategic plan to increase both its liquidity and the volume of its shares.

Acquisition of the Company’s own shares

The Company’s Board of Directors, at its meeting of December 4, 2018, approved the acquisition of the Company’s own shares in accordance with both section 64 of Law 26,831 and the regulations of the National Securities Commission (CNV), under the following main terms and conditions:

▪	Maximum amount to be invested: up to $ 800,000,000;
▪	The treasury stock may not exceed, as a whole, the limit of 10% of share capital;
▪	Price to be paid for the shares: up to a maximum of USD 30 per ADR in the New York Stock Exchange, or the equivalent amount in pesos at USD 1.5 per share in Bolsas y Mercados Argentinos S.A.;
▪	The acquisitions will be made with realized and liquid profits;
▪	The shares may be acquired for a term of 120 calendar days to commence on December 5, 2018.

2018 FINANCIAL STATEMENTS NOTES

In this framework, on December 31, 2018, the Company acquired 15,590,860 Class B own shares of 1 peso nominal value, for $858.7 million in cash ($1.1 billion in constant currency).

As of December 31, 2018, the Company’s treasury shares amount to 23,385,028, and are disclosed as “treasury stock”.

Moreover, a total of 1,618,332,269 shares were awarded to executive directors and managers as additional remuneration for special processes developed during fiscal year 2016. (Note 25).

Furthermore, and subsequent to the closing date of these financial statements, the Company has acquired, in successive market transactions, 5,570,480 Class B own shares of 1 peso nominal value for a total of $ 289.6 million.

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

Note 19 | Trade payables

		12.31.18	12.31.17
Non-current
Customer guarantees		140,968	148,349
Customer contributions		112,324	118,095
Funding contributions - substations		32,925	89,262
Total Non-current		286,217	355,706

Current
Payables for purchase of electricity - CAMMESA		4,080,310	4,499,302
Provision for unbilled electricity purchases - CAMMESA		7,828,458	6,715,431
Suppliers		2,426,016	1,995,697
Advance to customer		196,485	220,111
Customer contributions		15,288	27,706
Discounts to customers		37,372	55,182
Funding contributions - substations		17,215	12,380
Related parties	35.d	7,833	51,711
Total Current		14,608,977	13,577,520

The fair values of non-current customer contributions as of December 31, 2018 and 2017 amount to $ 107.7 million and $ 141.3 million, respectively. The fair values are determined based on estimated cash flows discounted at a representative market rate for this type of transactions. The applicable fair value category is Level 3 category.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

2018 FINANCIAL STATEMENTS NOTES

Note 20 |    Other payables

	Note	12.31.18	12.31.17
Non-current
Loans (mutuum) with CAMMESA		2,282,176	2,783,474
ENRE penalties and discounts		5,097,402	5,737,612
Liability with FOTAE		207,371	280,813
Payment agreements with ENRE		37,196	108,069
Total Non-current		7,624,145	8,909,968

Current
ENRE penalties and discounts		1,835,590	425,563
Related parties	35.d	7,571	7,756
Advances for works to be performed		13,577	20,046
Payment agreements with ENRE		65,301	93,550
Total Current		1,922,039	546,915

The carrying amount of the Company’s other financial payables approximates their fair value.

Note 21 |    Deferred revenue

	12.31.18	12.31.17
Non-current
Nonrefundable customer contributions	275,437	287,384
Total Non-current	275,437	287,384

	12.31.18	12.31.17
Current
Nonrefundable customer contributions	5,346	4,961
Total Current	5,346	4,961

Note 22 | Borrowings

	12.31.18	12.31.17
Non-current
Corporate notes (1)	6,249,967	4,812,465
Borrowing	942,500	1,376,829
Total non-current	7,192,467	6,189,294

Current
Interest from corporate notes	110,019	91,896
Borrowing	967,434	13,243
Total current	1,077,453	105,139

(1)   Net of debt issuance, repurchase and redemption expenses.

On October 11, 2017, the Company was granted a 36-month term loan by the Industrial and Commercial Bank of China Dubai (ICBC) Branch, for an amount of USD 50 million. The proceeds of the loan will be used to finance the Company’s investment plan and working capital. Furthermore, it must be pointed out that such loan constitutes an “Allowed Indebtedness” within the limits stipulated in the Corporate Notes due 2022.

2018 FINANCIAL STATEMENTS NOTES

The fair values of the Company’s non-current borrowings (Corporate Notes) as of December 31, 2018 and 2017 amount approximately to $ 6.5 billion and $ 5.3 billion, respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each year. The applicable fair value category is Level 1 category.

The Company’s borrowings are denominated in the following currencies:

	12.31.18	12.31.17
US dollars	8,269,920	6,294,433
	8,269,920	6,294,433

The maturities of the Company’s borrowings and its exposure to interest rate are as follow:

	12.31.18	12.31.17
Fixed rate
Less than 1 year	110,019	91,896
From 2 to 5 years	6,249,967	4,812,465
Total Fixed rate	6,359,986	4,904,361

Variable rate
Less than 1 year	967,434	13,244
From 1 to 2 years	942,500	688,414
From 2 to 5 years	-	688,414
Total Variable rate	1,909,934	1,390,072
	8,269,920	6,294,433

The roll forward of the Company’s borrowings during the year was as follows:

	12.31.18	12.31.17	12.31.16
Balance at beginnig of the year	6,294,433	5,202,452	6,224,330
Proceeds from borrowings	-	1,285,946	-
Payment of borrowings' interests	(652,667)	(418,494)	(529,227)
Repurchase of Corporate Notes by the trust	-	-	(9,683)
Paid from repurchase of Corporate Notes	(375,520)	-	(441,462)
Gain from repurchase of Corporate Notes	(4,539)	-	(84)
Exchange diference and interest accrued	6,134,425	1,252,327	1,604,325
Result from exposure to inlfation	(3,126,212)	(1,027,798)	(1,645,747)
Balance at the end of period	8,269,920	6,294,433	5,202,452

2018 FINANCIAL STATEMENTS NOTES

Corporate Notes programs

The Company is included in a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.17	Debt repurchase	Debt structure at 12.31.18	At 12.31.18
Fixed Rate Par Note	9	9.75	2022	171.87	(10.22)	161.65	6,249.78
Total				171.87	(10.22)	161.65	6,249.78

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.16	Debt repurchase	Debt structure at 12.31.17	At 12.31.17
Fixed Rate Par Note	9	9.75	2022	171.87	-	171.87	3,259.22
Total				171.87	-	171.87	3,259.22

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

In fiscal year 2018, the Company repurchased at market prices, in successive transactions, “Fixed Rate Class 9 Par Corporate Notes” due 2022, for an amount of USD 10.2 million nominal value.

2018 FINANCIAL STATEMENTS NOTES

Note 23 | Salaries and social security taxes payable

a.     Salaries and social security taxes payable

	12.31.18	12.31.17
Non-current
Early retirements payable	14,884	4,960
Seniority-based bonus	147,853	171,719
Total non-current	162,737	176,679

Current
Salaries payable and provisions	1,581,241	1,571,228
Social security payable	151,137	223,165
Early retirements payable	10,248	7,099
Total current	1,742,626	1,801,492

The carrying amount of the Company’s salaries and social security taxes payable approximates their fair value.

b.    Salaries and social security taxes charged to profit or loss

	12.31.18	12.31.17	12.31.16
Salaries	4,336,533	4,897,440	5,006,596
Social security taxes	1,686,430	1,904,559	1,947,009
Total salaries and social security taxes	6,022,963	6,801,999	6,953,605

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which as of December 31, 2018 and 2017 amount to $ 10.2 million and $ 7.1 million (current) and $ 14.9 million and $ 5 million (non-current), respectively.

The seniority-based bonus included in collective bargaining agreements in effect consists of a bonus to be granted to personnel with a certain amount of years of service. As of December 31, 2018 and 2017, the related liabilities amount to $ 147.8 million and $ 171.7 million, respectively.

As of December 31, 2018 and 2017, the number of employees amounts to 4,878 and 4,789, respectively.

2018 FINANCIAL STATEMENTS NOTES

Note 24 | Benefit plans

The defined benefit plans granted to Company employees consist of a bonus for all the employees who have the necessary years of service and have made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary in accordance with the collective bargaining agreement and for non-unionized personnel.

	12.31.18	12.31.17
Non-current	385,098	477,765
Current	32,365	46,375
Total Benefit plans	417,463	524,140

The detail of the benefit plan obligations as of December 31, 2018 and 2017 is as follows:

	12.31.18	12.31.17
Benefit payment obligations at beginning	524,140	442,170
Current service cost	32,904	42,500
Interest cost	79,304	126,954
Actuarial losses	5,638	(22,219)
Result from exposure to inflation for the year	(169,169)	(8,692)
Benefits paid to participating employees	(55,354)	(56,573)
Benefit payment obligations at period end	417,463	524,140

As of December 31, 2018 and 2017, the Company does not have any assets related to post-retirement benefit plans.

The detail of the charge recognized in the Statement of Comprehensive Income is as follows:

	12.31.18	12.31.17	12.31.16
Cost	32,904	42,500	46,320
Interest	79,304	126,954	163,431
Actuarial results - Other comprehensive loss	5,638	(22,219)	(15,555)
	117,846	147,235	194,196

The actuarial assumptions used are based on market interest rates for Argentine government bonds, past experience, and the Company Management’s best estimate of future economic conditions. Changes in these assumptions may affect the future cost of benefits and obligations. The main assumptions used are as follow:

	12.31.18	12.31.17
Discount rate	5%	5%
Salary increase	1%	1%
Inflation	31%	18%

2018 FINANCIAL STATEMENTS NOTES

Sensitivity analysis:

12.31.2018
Discount Rate: 4%
Obligation	459,651
Variation	42,188
10%

Discount Rate: 6%
Obligation	381,587
Variation	(35,876)
(9%)

Salary Increase : 0%
Obligation	379,992
Variation	(37,471)
(9%)

Salary Increase: 2%
Obligation	460,939
Variation	43,476
10%

The expected payments of benefits are as follow:

	In 2019	In 2020	In 2021	In 2022	In 2023	Between 2022 to 2028
At December 31, 2018
Benefit payment obligations	32,365	6,221	6,207	6,450	2,059	11,128

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

Liabilities related to the above-mentioned benefits have been determined considering all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2018.

These benefits do not apply to key management personnel.

2018 FINANCIAL STATEMENTS NOTES

Note 25 | The Company’s Share-based Compensation Plan

In 2016, the Company’s Board of Directors proposed that the treasury shares be used for the implementation of a long-term incentive plan in favor of executive directors, managers or other personnel holding key executive positions in the Company in an employment relationship with the latter and those who in the future are invited to participate, in accordance with the provisions of section 67 of Law No. 26,831 on Capital Markets. The plan was ratified and approved by the ordinary and extraordinary shareholders’ meeting held on April 18, 2017.

At the date of issuance of these financial statements, the Company awarded a total of 1,618,332 shares to executive directors and managers as additional remuneration for their performance in special processes developed during fiscal years 2016 and 2017.

The fair value of the previously referred to shares at the award date, amounted to $ 49.4 million and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

Note 26 | Income tax

The analysis of deferred tax assets and liabilities is as follows:

	12.31.17	Result from exposure to inflation	Charged to profit and loss	Charged to other comprenhensive income	12.31.18
Deferred tax assets
Inventories	13,454	(9,064)	(4,390)	-	-
Trade receivables and other receivables	481,066	(371,025)	335,061	-	445,102
Trade payables and other payables	424,670	757,645	772,447	-	1,954,762
Salaries and social security taxes payable	(95,813)	130,428	14,824	-	49,439
Benefit plans	219,113	(128,800)	13,980	1,691	105,984
Tax liabilities	55,897	(43,540)	3,274	-	15,631
Provisions	(546,274)	755,078	137,055	-	345,859
Deferred tax asset	605,906	1,036,929	1,272,251	1,691	2,916,777

Deferred tax liabilities:
Property, plant and equipment	(7,466,457)	903151.1937	(4,184,856)	-	(10,748,162)
Financial assets at fair value through profit or loss	(386,145)	374,867	(201,199)	-	(212,477)
Borrowings	(43,454)	37,986	1,022	-	(4,446)
Deferred tax liability	(7,896,056)	1,316,004	(4,385,033)	-	(10,965,085)

Net deferred tax (liabilities) assets	(7,290,150)	2,352,933	(3,112,782)	1,691	(8,048,308)

	12.31.16	Result from exposure to inflation	Charged to profit and loss	Charged to other comprenhensive income	12.31.17
Deferred tax assets
Tax loss carryforward	6,160	(1,988)	49,620	-	53,792
Inventories	7,520	(2,427)	8,361	-	13,454
Trade receivables and other receivables	204,972	(66,156)	342,250	-	481,066
Trade payables and other payables	1,659,011	(535,455)	(698,886)	-	424,670
Salaries and social security taxes payable	36,176	(11,676)	(120,313)	-	(95,813)
Benefit plans	154,759	(49,949)	121,519	(7,216)	219,113
Tax liabilities	23,232	(7,498)	40,163	-	55,897
Provisions	221,846	(71,602)	(696,518)	-	(546,274)
Deferred tax asset	2,313,676	(746,751)	(953,803)	(7,216)	605,906

Deferred tax liabilities:
Property, plant and equipment	(9,779,890)	3,027,954	(714,521)	-	(7,466,457)
Financial assets at fair value through profit or loss	(59,581)	19,230	(345,794)	-	(386,145)
Borrowings	(12,424)	4,010	(35,040)	-	(43,454)
Deferred tax liability	(9,851,895)	3,051,194	(1,095,355)	-	(7,896,056)

Net deferred tax (liabilities) assets	(7,538,219)	2,304,443	(2,049,158)	(7,216)	(7,290,150)

2018 FINANCIAL STATEMENTS NOTES

	12.31.18	12.31.17
Deferred tax assets:
To be recover in less than 12 moths	2,310,153	669,450
To be recover in more than 12 moths	606,624	1,756,314
Deferred tax asset	2,916,777	2,425,764

Deferred tax liabilities:
To be recover in less than 12 moths	(1,966,173)	(2,740,288)
To be recover in more than 12 moths	(8,998,912)	(6,975,626)
Deferred tax liability	(10,965,085)	(9,715,914)

Net deferred tax assets (liabilities)	(8,048,308)	(7,290,150)

The detail of the income tax expense for the year includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; (ii) the effect of applying the deferred tax method which recognizes the effect of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

	12.31.18	12.31.17	12.31.16
Deferred tax	(759,849)	255,285	342,403
Current tax	(1,114,384)	(760,641)	(484,887)
Difference between provision and tax return	(3,163)	(4,700)	(4,786)
Income tax expense	(1,877,396)	(510,056)	(147,270)

Tax Reform in Argentina

On December 29, 2017, the PEN enacted Law No. 27,430 – Income Tax. This Law has introduced several amendments to the treatment of income tax, whose key components are the following:

Income tax rate: The Income tax rate for Argentine companies will be gradually reduced from 35% to 30% for fiscal years beginning as from January 1, 2018 until December 31, 2019 and to 25% for fiscal years beginning on or after January 1, 2020.

Dividend withholding tax: A tax is introduced on dividends or profits distributed, among others, by Argentine companies or permanent establishments to: individuals, undivided estates or foreign beneficiaries, with the following considerations: (i) dividends deriving from profits generated during fiscal years beginning as from January 1, 2018 until December 31, 2019  will be subject to a withholding of 7%; and (ii) dividends arising from profits obtained in fiscal years beginning on or after January 1, 2020 will be subject to a 13% withholding.

The dividends arising from benefits obtained until the fiscal year prior to that beginning as from January 1, 2018 will continue to be subject, for all the beneficiaries thereof, to the 35% withholding on the amount exceeding the non-taxable distributable cumulative income (transition period of the equalization tax).

Optional tax revaluation: The law establishes that the Companies will have the option of carrying out a revaluation for tax purposes of the assets located in the country that generate taxable income. The special tax on the amount of the revaluation depends on the asset, amounting to 8% for real property not regarded as inventories, to 15% for real property regarded as inventories, and to 10 % for personal property and all other assets. If the option is exercised for a certain asset, all the other assets of the same category must be revalued. The tax result arising from the revaluation is not subject to income tax, and the special tax on the amount of the revaluation will not be deductible from such tax. The Company is currently analyzing the impacts of the aforementioned option.

2018 FINANCIAL STATEMENTS NOTES

Adjustment of deductions: Acquisitions or investments made in fiscal years beginning on or after January 1, 2018 will be adjusted on the basis of the IPIM’s percentage variations published by the INDEC. This situation will increase the deductible amortization and its tax deductible cost in case of sale.

2018 FINANCIAL STATEMENTS NOTES

	12.31.18	12.31.17	12.31.16
Profit for the year before taxes	6,174,862	5,590,691	388,041
Applicable tax rate	30%	35%	35%
Loss for the year at the tax rate	(1,852,459)	(1,956,742)	(135,814)
Gain (Loss) from interest in joint ventures	560	(6)	(3)
Non-taxable income	220,769	115,661	138,040
Gain on net monetary position and others	(1,007,010)	902,631	(144,707)
Difference between provision and tax return	(3,163)	(4,700)	(4,786)
Change in the income tax rate (1)	763,907	433,100	-
Income tax expense	(1,877,396)	(510,056)	(147,270)

(1)   Refers to the effect of applying to deferred tax assets and liabilities the changes in income tax rates in accordance with the previously detailed tax reform on the basis of the year in which they are expected to be realized/settled.

The income tax payable, net of withholdings is detailed below.

	12.31.18	12.31.17
Current
Tax payable 2017	1,114,384	760,641
Total Tax payable	1,114,384	760,641
Tax withholdings	(497,058)	(71,550)
Total current	617,326	689,091

Note 27 | Tax liabilities

	12.31.18	12.31.17
Non-current
Current
Provincial, municipal and federal contributions and taxes	130,445	587,723
VAT payable	412,547	728,173
Tax withholdings	127,121	131,091
SUSS withholdings	7,435	5,190
Municipal taxes	106,117	101,082
Tax regularization plan	380	2,242
Total Current	784,045	1,555,501

2018 FINANCIAL STATEMENTS NOTES

Note 28 | Leases

•         Lessee

The features that these leases have in common are that payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the lease contract of the Energy Handling and Transformer Center that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating leases contracts have cancelable terms and assignment periods of 2 to 13 years.

Among them the following can be mentioned: commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Energy Handling and Transformer Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras substation.

As of December 31, 2018 and 2017, future minimum payments with respect to operating assignments of use are as follow:

	12.31.18	12.31.17
2018	-	124,503
2019	155,454	124,626
2020	138,048	52,194
2021	102,515	4,597
Total future minimum lease payments	396,017	305,920

Total expenses for operating assignments of use for the years ended December 31, 2018, 2017 nad 2016 are as follow:

	12.31.18	12.31.17	12.31.16
Total lease expenses	125,157	126,098	126,193

•         Lessor

The Company has entered into operating leases contracts with certain cable television companies granting them the right to use the poles of the Company’s network. Most of these contracts include automatic renewal clauses.

As of December 31, 2018 and 2017, future minimum collections with respect to operating leases are as follow:

	12.31.18	12.31.17
2018	-	202,143
2019	173,619	193,812
Total future minimum lease collections	173,619	395,955

Total income from operating leases for the years ended December 31, 2018, 2017 and 2016 is as follows:

	12.31.18	12.31.17	12.31.16
Total lease income	190,370	212,265	199,431

2018 FINANCIAL STATEMENTS NOTES

Note 29 | Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.16	504,038	129,808

Increases	411,975	130,389
Decreases	(4)	(58,930)
Result from exposure to inflation for the year	(32,890)	(10,409)
At 12.31.17	883,119	190,858
Increases	472,067	252,030
Decreases	(85,662)	(239,585)
Result from exposure to inflation for the year	(199,374)	(15,868)
At 12.31.18	1,070,150	187,435

Note 30 | Revenue from sales

	12.31.18	12.31.17	12.31.16
Sales of electricity	55,689,651	39,329,729	25,576,978
Right of use on poles	190,370	212,265	213,449
Connection charges	51,105	49,369	30,893
Reconnection charges	22,523	11,505	5,439
Total Revenue from sales	55,953,649	39,602,868	25,826,759

Note 31 | Expenses by nature

The detail of expenses by nature is as follows:

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	4,331,442	777,014	914,507	6,022,963
Pension plans	80,695	14,476	17,037	112,208
Communications expenses	81,110	269,674	16,017	366,801
Allowance for the impairment of trade and other receivables	-	977,503	-	977,503
Supplies consumption	790,392	-	122,623	913,015
Leases and insurance	530	-	180,218	180,748
Security service	136,656	2,027	128,699	267,382
Fees and remuneration for services	1,411,812	1,040,164	1,007,152	3,459,128
Public relations and marketing	-	-	32,246	32,246
Advertising and sponsorship	-	-	16,612	16,612
Reimbursements to personnel	60	68	498	626
Depreciation of property, plants and equipments	2,014,887	300,255	246,357	2,561,499
Directors and Supervisory Committee members’ fees	-	-	21,893	21,893
ENRE penalties (1)	2,064,330	1,052,135	-	3,116,465
Taxes and charges	-	598,908	162,549	761,457
Other	808	457	5,719	6,984
At 12.31.18	10,912,722	5,032,681	2,872,127	18,817,530

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of December 31, 2018 for $ 1 billion.

2018 FINANCIAL STATEMENTS NOTES
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	4,997,823	886,976	917,200	6,801,999
Pension plans	124,507	22,097	22,850	169,454
Communications expenses	55,281	289,371	22,804	367,456
Allowance for the impairment of trade and other receivables	-	391,615	-	391,615
Supplies consumption	687,199	-	109,780	796,979
Leases and insurance	653	-	182,024	182,677
Security service	130,263	1,797	141,231	273,291
Fees and remuneration for services	1,081,974	876,612	820,225	2,778,811
Public relations and marketing	-	-	56,659	56,659
Advertising and sponsorship	-	-	29,187	29,187
Reimbursements to personnel	89	55	827	971
Depreciation of property, plants and equipments	1,740,231	275,125	132,733	2,148,089
Directors and Supervisory Committee members’ fees	-	-	21,429	21,429
ENRE penalties	428,049	428,663	-	856,712
Taxes and charges	-	395,263	32,011	427,274
Other	996	264	15,546	16,806
At 12.31.17	9,247,065	3,567,838	2,504,506	15,319,409

(1)     Transmission and distribution expenses include recovery for $ 719.8 million net of the charge for the year for $ 1.6 billion.

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of December 31, 2017 for $ 869.7 million.

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	5,104,795	861,097	987,713	6,953,605
Pension plans	142,590	24,053	27,589	194,232
Communications expenses	49,817	251,381	20,318	321,516
Allowance for the impairment of trade and other receivables	-	433,371	-	433,371
Supplies consumption	513,318	-	64,249	577,567
Leases and insurance	870	-	173,973	174,843
Security service	134,404	22,855	85,461	242,720
Fees and remuneration for services	897,754	923,607	771,520	2,592,881
Public relations and marketing	-	-	-	-
Advertising and sponsorship	-	-	-	-
Reimbursements to personnel	1,821	343	1,520	3,684
Depreciation of property, plants and equipments	1,739,293	301,301	106,647	2,147,241
Directors and Supervisory Committee members’ fees	-	-	11,937	11,937
ENRE penalties	4,677,844	367,907	-	5,045,751
Taxes and charges	-	193,081	27,088	220,169
Other	1,351	265	10,022	11,638
At 12.31.16	13,263,857	3,379,261	2,288,037	18,931,155

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of December 31, 2017 for $ 602 million.

2018 FINANCIAL STATEMENTS NOTES

Note 32 | Other operating expense, net

		12.31.18	12.31.17	12.31.16
Other operating income
Services provided to third parties		74,522	89,303	120,580
Commissions on municipal taxes collection		77,088	51,358	42,131
Related parties	35	44,303	4,263	921
Income from non-reimbursable customer contributions		5,574	4,372	1,520
Fines to suppliers (1)		76,914	7,811	-
Others		43,355	705	6,995
Total other operating income		321,756	157,812	172,147

Other operating expense
Gratifications for services		(74,266)	(80,802)	(69,678)
Cost for services provided to third parties		(52,429)	(65,238)	(98,328)
Severance paid		(16,645)	(28,353)	(31,243)
Donatios and contributions		(6)	-	-
Debit and Credit Tax		(594,750)	(479,525)	(306,892)
Other expenses - FOCEDE				(31,223)
Provision for contingencies		(724,097)	(542,364)	(301,808)
Disposals of property, plant and equipment		(134,455)	(49,824)	(244,456)
Other		(45,918)	(14,398)	(1,534)
Total other operating expense		(1,642,566)	(1,260,504)	(1,085,162)
Other operating expense, net		(1,320,810)	(1,102,692)	(913,015)

(1)   Relates to fines applied to Suppliers for failing to comply with agreed-upon contractual conditions.

Note 33 | Net financial expense

	12.31.18	12.31.17	12.31.16
Financial income
Commercial interest	273,457	177,655	262,536
Financial interest	398,326	276,149	122,057
Total financial income	671,783	453,804	384,593

Financial expenses
Interest and other	(1,987,092)	(819,377)	(535,721)
Fiscal interest	(22,752)	(31,153)	(18,762)
Commercial interest	(2,958,366)	(1,716,843)	(2,028,136)
Bank fees and expenses	(8,509)	(2,883)	(6,608)
Total financial expenses	(4,976,719)	(2,570,256)	(2,589,227)

Other financial results
Exchange differences	(2,629,966)	(564,056)	(911,819)
Adjustment to present value of receivables	(327)	(431)	5,749
Changes in fair value of financial assets (1)	746,532	474,896	891,773
Net gain from the repurchase of Corporate Notes	4,539	-	90
Other financial expense	(86,098)	(78,877)	(73,096)
Total other financial expense	(1,965,320)	(168,468)	(87,303)
Total net financial expense	(6,270,256)	(2,284,920)	(2,291,937)

(1)     Includes changes in the fair value of financial assets on cash equivalents as of December 31, 2018, 2017 and 2016 for $ 43.4 million, $ 37.3 million and $ 39.6 million, respectively.

2018 FINANCIAL STATEMENTS NOTES

Note 34 | Basic and diluted earnings per share

Basic

The basic earnings per share are calculated by dividing the profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2018 and 2017, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincide with the diluted earnings per share, inasmuch as the Company has issued neither preferred shares nor Corporate Notes convertible into common shares.

	12.31.18	12.31.17	12.31.16
Profit (Loss) for the year attributable to the owners of the Company	4,297,466	5,080,635	240,771
Weighted average number of common shares outstanding	890,492	898,280	897,043
Basic and diluted profit (loss) earnings per share – in pesos	4.83	5.66	0.27

Note 35 | Related-party transactions

•            The following transactions were carried out with related parties:

a.         Income

Company	Concept	12.31.18	12.31.17	12.31.16

CYCSA	Other income	-	-	17,686
PESA	Impact study	149	-	-
	Electrical assembly service	11,161	4,263	-
SACDE	Reimbursement expenses	32,993	-	-
Transener	Reimbursement expenses		-	369
Transba	Reimbursement expenses	-	-	553
		44,303	4,263	18,608

b.         Expense

Company	Concept	12.31.18	12.31.17	12.31.16

PESA	Technical advisory services on financial matters	(86,098)	(60,944)	(67,642)
SACME	Operation and oversight of the electric power transmission system	(81,698)	(68,960)	(65,298)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	-	(876)	(6,365)
PYSSA	Financial and granting of loan services to customers	-	-	(39)
OSV	Hiring life insurance for staff	(19,521)	(18,965)	(11,474)
ABELOVICH, POLANO & ASOC.	Legal fees	(1,310)	(712)	-
		(188,627)	(150,457)	(149,891)

c.         Key Management personnel’s remuneration

	12.31.18	12.31.17	12.31.16
Salaries	194,040	250,646	229,206
	194,040	250,646	229,206

2018 FINANCIAL STATEMENTS NOTES

•            The balances with related parties are as follow:

d.         Receivables and payables

	12.31.18	12.31.17	12.31.16
Other receivables - Non current
SACME	4,662	8,015
	4,662	8,015	-

Other receivables - Current
SACME	766	1131
PESA	1,180	483
	1,946	1,614	-

The other receivables with related parties are not secured and do not accrue interest. No allowances have been recorded for these concepts in any of the periods covered by these financial statements.

According to IAS 24, paragraphs 25 and 26, the Company applies the exemption from the disclosure requirement of transactions with related parties when the counterpart is a governmental agency that has control, joint control or significant influence. As of December 31, 2018, the ANSES holds Corporate Notes of the Company due in 2022 for $ 752 million (USD 20 million nominal value).

The agreements with related parties that were in effect throughout fiscal year 2018 are detailed below:

(a)   Agreement with SACME

In the framework of the regulation of the Argentine electric power sector established by Law No. 24,065 and SEE Resolution No. 61/92, and after the awarding of the distribution areas of the city and metropolitan area of Buenos Aires to edenor and Edesur S.A., the bidding terms and conditions of the privatization provided that both companies were required to organize SACME to operate the electric power supervision and control center of the transmission and sub-transmission system that feeds the market areas transferred to those companies. For such purpose, on September 18, 1992 SACME was organized by edenor and Edesur S.A.

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

The share capital of SACME is divided into 12,000 common, registered non-endorsable shares, of which 6,000 Class I shares are owned by edenor and 6,000 Class II shares are owned by Edesur S.A.

The operating costs borne by the Company during fiscal year 2018 amounted to $ 81.6 million.

(b)   Agreement with EASA

The agreement stipulates the provision to the Company of technical advisory services on financial matters for a term of five years to commence as from September 19, 2015. The term of the agreement will be extended if so agreed by the parties. In consideration of these services, the Company pays PESA an annual amount of USD 2.5 million.  Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

Due to the merger process of EASA and its parent IEASA with and into CTLL, and, in turn, of CTLL with and into PESA, the amount stipulated in the agreement in consideration of the services will be paid to the acquiring and surviving company/companies of EASA.

2018 FINANCIAL STATEMENTS NOTES

(c)    Orígenes Seguros de Vida

In the framework of the process for the taking out of the mandatory life insurance for its personnel, the Company invited different insurance companies to submit their proposals. After having been analyzed, the one submitted by OSV was selected as the best proposal. This transaction was approved by the Company’s Board of Directors at the Board meeting held on March 7, 2018, with the Auditing Committee’s prior favorable opinion.

The operating costs borne by the Company in fiscal year 2018 amounted to $ 19.5 million.

(d)    Fidus Sociedad de Garantía Recíproca

The Company’s Board of Directors, at its meeting of December 4, 2018, approved the making of a contribution of funds to Fidus SGR for a sum of $ 25.0 million, in the capacity as protector partner and with the scope set forth in Law No. 24,467. In this manner, the Company expects to strengthen the relationship with its suppliers by giving them the possibility of facilitating an improvement in financing conditions.

(e)    SACDE

Throughout 2018, due to the agreement entered into by and between the Federal Government and SACDE for the construction of the Presidente Perón highway’s extension, the Company received from SACDE requests for moving certain facilities owned by the Company located in some specific places of the referred to highway’s path. As stipulated in edenor’s Concession Agreement, the entire cost of the removals in question is to be borne by the requesting party; therefore, the Projects and Permits Area of the Company’s Operations Department prepared the respective works budgets in accordance with the Price List in effect, with the related percentages for contingencies and edenor’s fee for the Project, works oversight and associated electric operations, in addition to the estimated time period for the completion of the works. Given that SACDE is a related party under the terms of the Law on Capital Markets, the aforementioned works contracts were approved by the Board of Directors at the Board meetings held on April 25, 2018 and January 30, 2019.

The ultimate controlling company of edenor is PESA.

Note 36 |        Safekeeping of documentation

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

2018 FINANCIAL STATEMENTS NOTES

Note 37 |    Termination of agreement on real estate asset

With the aim of concentrating in one single building the Company’s centralized functions, and reducing rental costs and the risk of future increases, in November 2015, the Company acquired from RDSA (the “seller”) a real estate asset to be constructed, for a total amount of USD 46 million -equivalent to $ 439.3 million at the exchange rate in effect at the time of entering into the purchase and sale agreement. To guarantee payment of liquidated damages in case of termination on account of the seller’s default, the Company received a surety bond issued by Aseguradores de Cauciones S.A. Compañía de Seguros for up to the maximum amount of USD 46 million, plus the private banks’ Badlar rate in dollars + 2%.

The real property had to be delivered by the seller to the Company on June 1, 2018, which the seller failed to comply. Therefore, the Company declared the seller in default, notifying the insurance company that issued the surety bond of such situation, and collected USD 502.8 thousand in fines accrued during the term of the purchase and sale agreement and duly deposited as bond by the seller for failing to meet the construction project milestones agreed upon in the agreement, amount which was recorded in the Other operating expense, net line item of the Statement of Comprehensive Income.

On August 27, 2018, upon expiration of the legal time periods set forth in the agreement, the Company notified RDSA of the termination of the agreement on account of its default, demanding payment of the liquidated damages: refunding of the purchase price, plus 15% interest in dollars from the purchase price payment date until the day of default, less the delay penalty amounts indicated in the preceding paragraph.

Furthermore, on September 3, 2018, the Company filed a claim against the bond with the insurance company, and subsequently provided the additional documentation and information that had been required.

Due to RDSA’s failure to reimburse the purchase price plus interest, in November 2018, the Company initiated an arbitration process against RDSA before the Arbitral Tribunal of the Buenos Aires Stock Exchange in order for RDSA to be ordered to pay the liquidated damages stipulated in the purchase and sale agreement, which, as of December 31, 2018 amounts to $ 3 billion. As of to date, said process is in process. Additionally, the Company initiated the process aimed at collecting the surety bond that guaranteed RDSA’ obligation, which under the terms of the insurance policy results in a claim for USD 50.3 million, covering more than 60% of the amount claimed to RDSA.

In the opinion of our legal advisors, the Company’s right to collect the credit is based on extremely solid arguments; therefore, the award in the aforementioned arbitration process against RDSA as well as the outcome of the lawsuit that could eventually be filed against Aseguradora de Cauciones if it fails to comply with the payment of the above-mentioned surety bond, should be favorable to the Company.

However, taking into consideration that on February 1, 2019 RDSA filed a voluntary petition for reorganization proceedings, and that on February 28, 2019 the Official Gazette published Resolution No. 207/2019 of the National Insurance Superintendency forbidding Aseguradora de Cauciones from entering into new contracts and maintaining the prohibition to dispose of property until the latter’s deficitary situation is rectified, the Company has recorded an allowance to partially cover the amount of the receivable, considering the possibility of its recovery, not because of the quality of its right, about which there is no doubt, but rather because of the financial position of its debtors, RDSA and Aseguradora de Cauciones. Accordingly, the balance of the recorded receivable as of December 31, 2018, net of allowances, amounts to $ 765.6 million (Note 11) which is disclosed in the “Exchange differences” line item.

2018 FINANCIAL STATEMENTS NOTES

Note 38 |   Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2018 resolved, among other issues, the following:

-       To approve edenor’s Annual Report and Financial Statements as of December 31, 2017;

-       To allocate the profit for the year ended December 31, 2017 to the absorption of accumulated losses;

-       To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;

-       To appoint the authorities and the external auditors for the current fiscal year;

RICARDO TORRES
Chairman