Form 20-F
period 2019-12-31
EDENOR
filed 2020-04-27
CIK 1395213

aAs filed with the Securities and Exchange Commission on April 27, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019 Commission File Number: 001-33422

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
Buenos Aires, Argentina

Chief Financial Officer

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol	Name of each exchange on which registered
	EDN EDN	New York Stock Exchange, Inc.* New York Stock Exchange, Inc.
Class B Common Shares
American Depositary Shares, or ADSs, evidenced by American Depositary Receipts, each representing 20 Class B Common Shares

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

___

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (§ 15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

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

FORWARD‑LOOKING STATEMENTS

This annual report includes forward‑looking statements, principally under the captions “Item 3. Key Information - Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. We have based these forward‑looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Forward‑looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ materially from those expressed or implied in our forward‑looking statements, including, among other things:

•	the treatment of tariff update according to Integral Tariff Revision (“RTI”);
•	uncertainties related to future Government interventions or legal actions;
•	general political, economic, social, demographic and business conditions in the Republic of Argentina, or “Argentina” and particularly in the geographic market we serve;
•	the evolution of energy losses and the impact of fines and penalties and uncollectable debt;
•	the impact of regulatory reform and changes in the regulatory environment in which we operate;
•	electricity shortages;
•	potential disruption or interruption of our service;
•	the revocation or amendment of our concession by the granting authority;
•	our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;
•	fluctuations in exchange rates, including a depreciation of the Peso;
•	the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures;
•	the impact of high rates of inflation on our costs;
•	renegotiation of public debt; and,
•	additional matters identified in “Risk factors”.

Forward‑looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward‑looking statements after we file this annual report because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward‑looking statements contained in this annual report.

SELECTED FINANCIAL DATA

The following table presents our selected financial data for each of the years in the four-year period ended December 31, 2019. The selected statement of comprehensive income (loss) and statement of cash flow data for the years ended December 31, 2019, 2018 and 2017 and the selected statement of financial position as of December 31, 2019 and 2018, have been prepared in accordance with IFRS as issued by the IASB and have been derived from our Financial Statements included elsewhere in this annual report. In addition, the selected statement of comprehensive income (loss) and statement of cash flow data for the year ended December 31, 2016 and the selected statement of financial position as of December 31, 2017 and 2016, have been derived from our historical financial statements (not included herein), restated in constant currency as of December 31, 2019. The summary financial data as of and for the year ended December 31, 2015 has not been presented as it cannot be provided on a restated basis without unreasonable effort or expense.

Our Financial Statements have been restated to reflect the changes in the general purchasing power of the Company’s functional currency (the Argentine peso), in conformity with the provisions of both IAS 29 “Financial reporting in hyperinflationary economies” and General Resolution No. 777-18 of the Argentine Securities Commission (Comisión Nacional de Valores or “CNV”). As a result, thereof, the Financial Statements are stated in terms of the measuring unit current at the end of the reporting period.

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

The cumulative inflation rate over the last three years in Argentina exceeded 100%. Moreover, due to certain macroeconomic factors, the projected inflation for the three-year period ending in 2020 surpasses 100% and the Argentine Government’s targets and other available projections indicate that this trend will not be reversed in the short-term.

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

Taking into consideration the above-mentioned index, in the fiscal years ended December 2019, 2018, 2017 and 2016, the inflation rate amounted to 53.77%, 47.7%, 24.8% and 40.9%, respectively.

Our Financial Statements are included in this annual report beginning on page F-1

In this annual report, except as otherwise specified, references to “U.S.$” and “Dollars” are to U.S. Dollars, and references to “Ps.”, “AR$” and “Pesos” are to Argentine Pesos. Solely for the convenience of the reader, we have converted certain amounts included in “Item 3. Key Information” and elsewhere in this annual report from Pesos into Dollars using, for the information provided as of December 31, 2019, the seller exchange rate reported by the Banco de la Nación Argentina (“Banco Nación”), as of December 31, 2019. which was Ps.59.89 to U.S.$1.00 unless otherwise indicated. These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or at any other exchange rate. On April 24, 2020, the exchange rate was Ps. 66.43, to U.S.$1.00. As a result of fluctuations in the Dollar Peso exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. See “—Risk Factors—Factors Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations”. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. For more information regarding historical exchange rates, see “Item 3.Key Information—Exchange Rates.”

Statement of comprehensive income (loss)

	2019	2019	2018	2017	2016
	US$	Ps.	Ps.	Ps.	Ps.
Revenue (1)	1,501.8	89,943.8	86,039.9	60,897.3	39,713.8
Electric power purchases	(952.4)	(57,041.8)	(49,015.2)	(32,015.3)	(18,436.5)
Subtotal	549.4	32,902.0	37,024.7	28,882.0	21,277.3
Transmission and distribution expenses	(269.6)	(16,146.6)	(16,780.5)	(14,219.2)	(20,395.8)
Gross margin	279.8	16,755.4	20,244.2	14,662.8	881.5

Selling expenses	(122.7)	(7,351.0)	(7,813.9)	(5,486.3)	(5,196.3)
Administrative expenses	(64.1)	(3,837.2)	(4,341.3)	(3,851.2)	(3,518.3)
Other operating expense, net	(32.9)	(1,970.4)	(2,031.0)	(1,695.6)	(1,403.9)
Gain from interest in joint ventures	-	1.4	2.5	15.5	-
Operating profit (loss) before income from provisional remedies higher costs recognition and SE Resolution 32/15	60.1	3,598.2	6,060.5	3,645.2	(9,237.0)
Recognition of income – provisional remedies – MEyM Note 2016-04484723	-	-	-	-	3,189.5
Income recognition on account of the RTI - SE Resolution No. 32/15	-	-	-	-	1,473.6
Higher costs recognition - SE Resolution No. 250/13 and subsequents Notes	-	-	-	-	285.1
Operating profit (loss)	60.1	3,598.2	6,060.5	3,645.2	(4,288.8)

Agreement on the Regularization of Obligations	285.4	17,094.8	-	-	-

Financial income	20.2	1,209.0	1,033.0	697.8	591.4
Finance costs	(112.9)	(6,762.4)	(7,652.7)	(3,952.3)	(3,981.5)
Other finance costs	(58.8)	(3,523.3)	(3,022.1)	(259.1)	(134.2)
Net finance costs	(151.5)	(9,076.7)	(9,641.8)	(3,513.6)	(3,524.3)

Monetary gain	186.9	11,191.8	13,076.4	8,465.2	8,409.9

Profit before taxes	380.9	22,808.1	9,495.1	8,596.8	596.8

Income tax	(178.2)	(10,673.8)	(2,886.9)	(784.3)	(226.5)

Profit for the year	202.7	12,134.3	6,608.2	7,812.5	370.3

Profit for the year attributable to:
Owners of the Company	202.7	12,134.3	6,608.2	7,812.5	370.3
Profit for the year	202.7	12,134.3	6,608.2	7,812.5	370.3

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	(0.1)	(7.3)	(8.7)	34.2	22.1
Tax effect of actuarial results on benefit plans	-	2.2	2.6	(11.1)	(7.8)
Total other comprehensive results	(0.1)	(5.1)	(6.1)	23.1	14.3

Comprehensive income for the year attributable to:
Owners of the parent	202.5	12,129.2	6,602.1	7,835.6	384.6
Comprehensive profit for the year	202.5	12,129.2	6,602.1	7,835.6	384.6

Basic and diluted earnings profit per share:
Earnings per share	0.2	13.8	7.4	8.7	0.4

Basic and diluted earnings profit per ADS (2):
Earnings per ADS from continuing operations	4.6	276.7	148.3	174.5	8.6

Columns Ps. in millions of pesos stated in terms of the measuring unit current as of December 31, 2019, except for amounts per share and number of shares or as otherwise indicated

(1)      Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year.

(2)      Each ADS represents 20 Class B common shares.

Statement of financial position

	2019	2019	2018	2017	2016
	US$	Ps.	Ps.	Ps.	Ps.
ASSETS
Non-current assets
Property, plant and equipment	1,691.4	101,298.4	96,067.6	87,741.4	78,260.9
Interest in joint ventures	0.2	11.2	13.6	16.5	1.2
Right-of-use asset	4.4	260.9	-	-	-
Other receivables	0.4	26.0	1,231.3	96.4	143.1
Financial assets at fair value through profit or loss	-	-	-	-	125.9
Total non-current assets	1,696.4	101,596.5	97,312.5	87,854.3	78,531.1

Current assets
Inventories	32.2	1,926.9	1,937.2	998.9	1,232.8
Other receivables	4.8	289.7	369.7	450.4	508.1
Trade receivables	208.0	12,460.1	11,667.9	12,894.0	11,053.7
Financial assets at fair value through profit or loss	46.6	2,789.8	5,199.8	6,578.3	5,649.8
Financial assets at amortized cost	-	-	1,858.7	26.0	4.3
Cash and cash equivalents	6.8	409.6	42.5	188.1	732.6
Total current assets	298.4	17,876.1	21,075.8	21,135.7	19,181.3
TOTAL ASSETS	1,994.8	119,472.6	118,388.3	108,990.0	97,712.4

EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	14.6	875.1	883.3	898.7	897.0
Adjustment to share capital	442.6	26,509.4	26,716.7	26,969.2	26,962.4
Treasury stock	0.5	31.4	23.1	7.9	14.5
Adjustment to treasury stock	9.5	566.5	359.3	106.8	108.5
Additional paid-in capital	6.2	370.0	370.0	353.6	282.3
Cost treasury stock	(37.4)	(2,242.6)	(1,643.5)	-	-
Legal reserve	21.5	1,289.1	234.9	234.9	234.9
Voluntary reserve	331.2	19,833.4	564.4	564.4	564.4
Other reserve	-	-	-	-	50.5
Other comprehensive loss	(3.6)	(215.6)	(210.5)	(204.4)	(227.5)
Retained earnings	202.6	12,134.1	20,323.2	13,807.5	5,995.0
TOTAL EQUITY	987.7	59,150.8	47,620.9	42,738.6	34,882.0

LIABILITIES
Non-current liabilities
Trade payables	6.2	369.6	440.1	547.0	660.0
Other payables	67.1	4,019.6	11,723.6	13,700.9	14,460.3
Borrowings	136.9	8,197.4	11,059.9	9,517.3	7,847.7
Deferred revenue	4.5	270.1	423.5	441.9	566.7
Salaries and social security payable	4.0	240.6	250.2	271.7	267.2
Benefit plans	8.7	523.9	592.2	734.7	754.0
Deferred tax liability	334.9	20,055.0	12,375.9	11,210.1	11,591.5
Tax liabilities	-	-	-	-	1.9
Provisions	34.4	2,062.6	1,645.6	1,358.0	967.2
Total non-current liabilities	596.7	35,738.8	38,511.0	37,781.6	37,116.5

Current liabilities
Trade payables	212.1	12,700.8	22,464.2	20,878.0	17,943.1
Other payables (1)	59.9	3,596.7	2,955.6	840.8	381.9
Borrowings	27.7	1,659.2	1,656.8	161.7	152.1
Derivative financial instruments	3.4	205.2	1.6	0.4	-
Deferred revenue	0.1	5.3	8.2	7.6	2.2
Salaries and social security payable	40.2	2,407.1	2,677.0	2,765.1	2,924.7
Benefit plans	0.9	51.1	49.8	71.3	94.6
Income tax payable	32.9	1,969.5	949.4	1,059.5	439.9
Tax liabilities	29.6	1,774.3	1,205.6	2,391.9	3,526.3
Provisions	3.6	213.8	288.2	293.5	249.1
Total current liabilities	410.4	24,583.0	32,256.4	28,469.8	25,713.9
TOTAL LIABILITIES	1,007.1	60,321.8	70,767.4	66,251.4	62,830.4

TOTAL LIABILITIES AND EQUITY	1,994.8	119,472.6	118,388.3	108,990.0	97,712.4

Columns Ps. in millions of pesos stated in terms of the measuring unit current as of December 31, 2019, except for amounts per share and number of shares or as otherwise indicated

Statement of Cash flows

	2019	2019	2018	2017	2016
	US$	Ps.	Ps.	Ps.	Ps.
Cash flows from operating activities
Profit for the year	202.7	12,134.3	6,608.2	7,812.5	370.3
Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plant and equipment	77.1	4,624.8	3,938.8	3,303.1	3,301.7
Depreciation of right-of-use assets	2.7	164.1	-	-	-
Loss on disposals of property, plant and equipment	1.1	63.6	206.8	76.6	375.9
Net accrued interest	92.5	5,538.0	6,606.6	3,250.0	3,379.9
Exchange differences	69.6	4,168.2	4,814.2	867.3	1,402.1
Income tax	178.2	10,673.8	2,886.9	784.3	226.5
Allowance for the impairment of trade and other receivables, net of recovery	22.6	1,354.4	1,503.1	602.2	666.4
Adjustment to present value of receivables	1.3	76.7	0.5	0.7	(8.8)
Provision for contingencies	22.8	1,367.2	1,113.4	834.0	464.1
Changes in fair value of financial assets	(4.7)	(281.0)	(1,147.9)	(672.9)	(1,371.3)
Accrual of benefit plans	4.4	262.1	172.5	260.6	298.7
Net gain from the repurchase of Corporate Notes	(7.6)	(456.9)	(7.0)	-	(0.1)
Gain from interest in joint ventures	-	(1.4)	(2.5)	(15.5)	-
Income from non-reimbursable customer contributions	(0.1)	(6.6)	(8.6)	(6.7)	(2.3)
Termination of agreement on real estate asset	(2.0)	(120.6)	(770.1)	-	-
Other financial results	2.5	146.9	-	-	-
Other reserve constitution - Share bases compensation plan	-	-	16.5	17.6	50.5
Agreement on the Regularization of Obligations	(285.4)	(17,094.8)	-	-
Higher costs recognition - SEE Resolution 250/13 and subsequents Notes	-	-	-	-	(285.1)
Income recognition on account of the RTI - SEE Resolution 32/15	-	-	-	-	(1,473.6)
Recognition of income – provisional remedies – MINEM Note 2016-04484723	-	-	-	-	(3,189.5)
Contractual resolution of real estate asset	-	-	-	-	-
Monetary gain (RECPAM)	(186.9)	(11,191.8)	(13,076.4)	(8,465.2)	(8,409.9)
Changes in operating assets and liabilities:
Increase in trade receivables	(63.4)	(3,795.0)	(3,277.5)	(4,034.5)	(8,462.1)
Decrease in other receivables	14.4	860.6	1,285.0	43.2	3,026.2
Increase in inventories	(8.4)	(504.5)	(1,260.7)	(815.2)	(435.2)
Increase in deferred revenue	-	-	135.9	-	133.6
Increase in trade payables	63.0	3,775.2	2,762.5	7,515.0	7,463.9
Increase in salaries and social security payable	15.0	899.8	867.2	484.1	891.6
Decrease in benefit plans	(0.7)	(44.7)	(85.1)	(87.0)	(87.7)
Increase (Decrease) in tax liabilities	16.4	984.8	(792.9)	(563.8)	2,817.7
Increase in other payables	(12.0)	(717.0)	4,599.1	673.8	6,654.1
Decrease in provisions	(1.6)	(98.1)	(500.1)	(90.6)	(147.5)
Payment of Tax payable	(43.8)	(2,623.9)	(1,362.6)	(600.9)	-
Net cash flows provided by operating activities	169.7	10,158.2	15,225.8	11,172.7	7,650.1

Statement of Cash flows (continued)

	2019	2019	2018	2017	2016
	US$	Ps.	Ps.	Ps.	Ps.
Cash flows from investing activities
Payment of property, plant and equipment	(156.5)	(9,370.0)	(13,147.3)	(12,143.4)	(6,507.9)
Net collection (payment) of financial assets	27.2	1,630.7	(3,605.8)	(1,558.5)	41.7
Redemtion net of money market funds	42.2	2,527.7	3,555.5	535.5	167.9
Mutuum charges granted to third parties	2.4	144.3	-	-	-
Mutuum payments granted to third parties	(1.7)	(99.0)	(176.7)	-	-
Collection of receivables from sale of subsidiaries	0.2	10.3	136.1	82.5	36.9
Net cash flows used in investing activities	(86.2)	(5,156.0)	(13,238.2)	(13,083.9)	(6,261.4)

Cash flows from financing activities
Payment of borrowings	(26.6)	(1,593.0)	-	-	-
Payment of financial lease liability	(3.6)	(213.4)	-	-	-
Proceeds from borrowings	-	-	-	1,977.4	-
Repayment of principal on loans	-	-	-	-	-
Payment of interests from borrowings	(18.9)	(1,134.8)	(1,003.6)	(643.5)	(794.7)
Repurchase of corporate notes	(25.6)	(1,531.0)	(577.4)	-	(15.1)
Payment of redemption on corporate notes	-	-	-	-	(647.0)
Acquisition of own shares	(10.0)	(599.3)	(1,643.5)	-	-
Net cash flows (used in) generated by financing activities	(84.7)	(5,071.5)	(3,224.5)	1,333.9	(1,456.8)

Decrease in cash and cash equivalents	(1.2)	(69.3)	(1,236.9)	(577.3)	(68.1)

Cash and cash equivalents at the beginning of year	0.7	42.5	188.1	732.6	365.4
Exchange differences in cash and cash equivalents	7.3	438.6	240.0	(0.1)	(13.8)
Result from exposure to inflation	-	(2.2)	851.3	32.9	449.1
Decrease in cash and cash equivalents	(1.2)	(69.3)	(1,236.9)	(577.3)	(68.1)
Cash and cash equivalents at the end of the year	6.8	409.6	42.5	188.1	732.6

Supplemental cash flows information
Non-cash activities

Agreement on the Regularization of Obligations		17,094.8	-	-	-

Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(549.2)	(1,041.3)	(900.6)	-

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(425.1)	-	-	-

Derecognition of property, plant and equipment through other receivables		-	675.5	-	-

Columns Ps. in millions of pesos stated in terms of the measuring unit current as of December 31, 2019, except for amounts per share and number of shares or as otherwise indicated

	Year ended December 31,
	2019	2018	2017	2016
Operating data
Energy sales (in GWh):	19,447	21,172	21,584	22,253
Residential	8,372	8,948	9,143	9,709
Small commercial	1,692	1,810	1,850	1,819
Medium commercial	1,549	1,668	1,745	1,821
Industrial	3,503	3,646	3,687	3,677
Wheeling system(1)	3,569	3,823	3,968	4,013
Public lighting	713	724	709	704
Shantytowns	48	553	483	511
Customers (in thousands) (2)	3,119	3,040	2,950	2,866
Energy losses (%)	19.9%	18.2%	17.1%	17.0%
MWh sold per employee	4,071	4,301	4,507	4,743
Customers per employee	653	618	616	611

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

EXCHANGE RATES

In 2019, the Argentine Peso experienced a rapid depreciation against major foreign currencies, particularly against the U.S. dollar. According to the exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso depreciated by 58.9% against the U.S. dollar during the year ended December 31, 2019 (compared to 102.2%, 17.4% and 21.9% in the years ended December 31, 2018, 2017 and 2016, respectively).

The following table sets forth the high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. Dollar and not adjusted for inflation. When preparing our financial statements, we utilize the selling exchange rates for U.S. Dollars quoted by the Banco Nación to translate our U.S. Dollar denominated assets and liabilities into Pesos. There can be no assurance that the Peso will not depreciate or appreciate in the future. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. For more inform regarding depreciation see “—Risk Factors—Factors Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy and, which could, in turn adversely affect our results of operations.”

	Low		High		Average		Period End
	(Pesos per U.S. Dollar)
Year ended December 31,
2016	13.20		16.03		14.99	(1)	15.89
2017	15.19		19.20		16.73	(1)	18.65
2018	18.41		41.25		29.26	(1)	37.70
2019	36.90		60.40		47.82		59.89

Month
November-19	59.50	(2)	59.95	(2)	59.73		59.94
December-19	59.82	(2)	59.99	(2)	59.88		59.89
January-20	59.82	(2)	60.35	(2)	59.99		60.35
February-20	60.47	(2)	62.21	(2)	61.37		62.21
March-20	62.31	(2)	64.47	(2)	63.39		64.47
April-20 (3)	64.53	(2)	66.43	(2)	65.43		66.43
_____________________
Source: Banco Nación

(1)         Represents the average of the exchange rates on the last day of each month during the period.

(2)         Average of the lowest and highest daily rates in the month.

(3)         Represents the corresponding exchange rates from April 1 through April 24, 2020.

RISK FACTORS

Risks Related to Argentina

Overview

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and all of our revenues are earned in Argentina and all of our operations, facilities, and users are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, political and financial conditions prevailing in Argentina, including growth rates, inflation rates, currency exchange rates, taxes, interest rates, and other local, regional and international events and conditions that may affect Argentina in any manner. For example, a slowdown in economic growth or economic recession could lead to a decreased demand for electricity in our concession area or a decline in the purchasing power of our users, which, in turn, could lead to a decrease in collection rates from our users or increased energy losses due to illegal use of our service. Actions of the Argentine Government concerning the economy, including measures with respect to inflation, interest rates, price controls (including tariffs and other compensation of public services), foreign exchange controls and taxes, have had and may in the future have a material adverse effect on private sector entities, including us. Our activity is highly regulated and subject to uncertainties due to politic and economic factors, changes in legislation, termination and modification of contractual rights, control of prices and currency fluctuations, among others.

We cannot assure that the Argentine Government will not adopt other policies that could adversely affect the Argentine economy or our business, financial condition or results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our ADSs and Class B common shares to decline.

A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, users, business, and results of operations

The effects of a global or regional financial crisis and related turmoil in the global financial system may have a negative impact on our business, ability to access credit and the international capital markets, financial condition and results of operations, which is likely to be more severe on an emerging market economy, such as Argentina. (See “Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and prospects growth. The Argentine Government may not be able to renegotiate its debt with their private creditors and/or with the IMF, thus affecting its capacity to obtain financing and credit and to plan and implement public policies and reforms that impulse the economic growth” below). This was the case in 2008, when the global economic crisis led to a sudden economic decline in Argentina in 2009, accompanied by inflationary pressures, depreciation of the Peso and a drop in consumer and investor confidence.

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

The Argentine economy remains vulnerable and any significant decline may adversely affect our business, results of operations, and financial condition

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency depreciation. Sustainable economic growth in Argentina depends on a variety of factors including the international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable rate of inflation, national employment levels and the circumstances of Argentina’s regional trade partners. The Argentine economy has been volatile since 2011. For example, Argentina’s economy grew in 2017, but contracted in 2018. The Argentine economy remains vulnerable, as reflected by the following economic conditions:

•

according to the revised calculation of 2004 Gross Domestic Product (“GDP”) published by the Instituto Nacional de Estadística y Censos (National Statistics and Census Institute or “INDEC”) on June 29, 2016, which forms the basis for the real GDP calculation for every year after 2004, and recent data published by the INDEC in 2020, for the year ended December 31, 2019, Argentina’s real GDP decreased by 1.7% compared to the same period in 2018. Argentina’s performance has depended on a significant extent to high commodity prices which, despite having favorable long-term trends, are volatile in the short-term and beyond the control of the Argentine Government and the private sector;

•

the International Monetary Fund (“IMF”) in its World Economic Outlook projected in October 2019 a 3.1% contraction in Argentina’s economy for 2019 due to the loss of trust and the hardening in the conditions required to access credit and a 6.0% contraction for 2020 due to the effects of COVID19. For more information see “Item 3. Key Information—Risk Factors— Developments relating to the novel coronavirus may have a material adverse impact on our business operations, financial condition or results of operations.” and “Item 4. Information on the Company—Recent Developments in Argentina – Measures Designed to Address the COVID-19 Outbreak.”

•	continued increases in public expenditures have resulted and could continue to result in fiscal deficit and affect economic growth;
•	inflation remains high and may continue at those levels in the future;
•	investment as a percentage of GDP remains low to sustain the growth rate of the past decades;
•	protests or strikes may adversely affect the stability of the political, social and economic environment and may negatively impact the global financial market’s confidence in the Argentine economy;
•	energy or natural gas supply may not be sufficient to supply increased industrial activity (thereby limiting industrial development) and consumption;
•	unemployment and informal employment remain high; and

•	the Argentine Government’s economic expectations may not be met and the process of restoring the confidence in the Argentine economy may take longer than anticipated.

As in the recent past, Argentina’s economy may be adversely affected if political and social pressures inhibit the implementation by the Argentine Government of policies designed to control inflation, generate growth and enhance consumer and investor confidence, or if policies implemented by the Argentine Government that are designed to achieve these goals are not successful. These events could materially affect our financial condition and results of operations, or cause the market value of our ADSs and our Class B common shares to decline.

In the last years, the Argentine Peso experienced a rapid depreciation against the U.S. dollar and other major foreign currencies. According to the exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso depreciated by 58.9% against the U.S. dollar during the year ended December 31, 2019 (compared to 102.2%, 17.4% and 21.9% in the years ended December 31, 2018, 2017 and 2016, respectively).

Through 2019, the Peso’s depreciation continued, and in September 2019, as a result of the economic instability and the significant depreciation that followed the primary elections, as described below, the Argentine Government and the Central Bank of the Republic of Argentina (Banco Central de la República Argentina, the “Central Bank” or “BCRA”) adopted a series of measures reinstating foreign exchange controls, which apply with respect to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of external financial debts, the payment of dividends in foreign currency abroad, payments of goods and services in foreign currencies, payments of imports of goods and services, and the obligation to repatriate and settle for pesos the proceeds from exports of goods and services, among others. Other financial transactions such as derivatives and securities related operations, were also covered by the new foreign exchange regime. Following the change in government, the new administration extended the validity of such measures, which were originally in effect until December 31, 2019, and established further restrictions by means of the recently enacted Law No. 27,541 on Social Solidarity and Productive Reactivation in the Framework of the Public Emergency (Ley de Solidaridad Social y Reactivación Productiva en el Marco de la Emergencia Pública, or the “Productive Reactivation Law”), regulated by Executive Orders Nos. 58 and 99/19, including a new tax on certain transactions involving the purchase of foreign currency by both Argentine individuals and entities. Although the official exchange rate has stabilized since the adoption of the foreign exchange controls, we cannot assure you that the official exchange rate will not fluctuate significantly in the future. There can be no assurances regarding future modifications to exchange controls. Exchange controls could adversely affect our financial condition or results of operations and our ability to meet our foreign currency obligations and execute our financing plans.

The success of these measures is subject to uncertainty and any further depreciation of the Argentine Peso or our inability to acquire foreign currency could have a material adverse effect on our financial condition and results of operations. We cannot predict the effectiveness of these measures. We cannot predict whether, and to what extent, the value of the Argentine Peso may depreciate or appreciate against the U.S. dollar or other foreign currencies, and how these uncertainties will affect electricity consumption. Furthermore, no assurance can be given that, in the future, no additional currency or foreign exchange restrictions or controls will be imposed. Existing and future measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. We cannot predict how these conditions will affect the consumption of services provided by Edenor or our ability to meet our liabilities denominated in currencies other than the Argentine Peso. Any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our ADSs or make payments (of principal or interest) under our outstanding indebtedness in U.S. dollars, as well as to comply with any other obligation denominated in foreign currency.

We cannot assure that a decline in economic growth, an increase in economic instability or the expansion of economic policies and measures taken or that may be adopted in the future by the Argentine Government to control inflation or address other macroeconomic developments that affect private sector entities such as us, all developments over which we have no control, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs and Class B common shares.

Economic and political developments in Argentina, and future policies of the Argentine Government may affect the economy as well as the operations of the energy distribution industry, including Edenor

The Argentine Government has historically exercised significant influence over the economy, and our Company has operated in a highly regulated environment. The Argentine Government may promulgate numerous, far-reaching regulations affecting the economy and electricity companies in particular.

Between December 2015 and December 2019, the Macri administration implemented several significant economic policy reforms towards the de-regulation of the economy and reordering the main economic variables. Those policies included, among others: (i) declaration of a state of emergency for the electricity system and reforms thereto; (ii) reforms affecting the transport and distribution of natural gas; (iii) reforms concerning the INDEC; (iv) reforms affecting foreign exchange and foreign trade; (v) modification of Argentina’s debt policy; (vi) the correction of monetary imbalances; (vii) reform of the pension framework; (viii) a tax reform (the “Tax Reform”); and (ix) the implementation of a fiscal consensus (Pacto Fiscal). Nevertheless, the high inflation rates and the Peso’s depreciation forced the Argentine Government to reinstate the foreign exchange controls.

On August 11, 2019, mandatory primary elections were held in Argentina. As a consequence of the results of primary elections in Argentina, which indicated that President Macri would not be reelected and could be replaced by the opposition candidate Alberto Fernández, the political and economic environment became subject to uncertainty. Between August 12 and August 30, 2019, the Peso lost approximately 32% of its value with respect to the U.S. dollar and BCRA’s international reserves decreased by approximately US$11.6 billion. During the same period, the Bolsas y Mercados Argentinos S.A. (“BYMA”) index lost approximately 10.6% of its value.

In response to the rapid decline in the value of the Argentine Peso and continued market uncertainty following the results of the primary elections, the BCRA announced several monetary and exchange risk management measures to contain the volatility of the exchange market. See “— The Argentine economy remains vulnerable and any significant decline may adversely affect our business, results of operations, and financial condition.”

In October 2019 Alberto Fernández was elected president of Argentina with 48.24% of the votes and took office on December 10, 2019, and since then has implemented –and is expected to continue implementing- several policies and reforms, mainly with respect to the economy.

The Macri and the current administration, implemented several policies pursuing a reduction in inflation and a stabilization in the foreign currency market. Those policies included:

•     Reprofiling the national debt: On December 20, 2019, the Argentine Government issued Decree No. 49/19, which deferred some debt amortization payment obligations emerging from certain Treasury Bonds (Letras del Tesoro) denominated in Dollars until August 31, 2020. Additionally, on February 5, 2020, the Argentine Congress passed Law No. 27,544 (the “Law for the Restauration of the Sustainability of the National Debt issued under Foreign Law”) which authorized the Executive Branch to carry out transactions regarding the administration of liabilities and/or swaps/ and/or restructurations of the services of interests and principal amortizations of national bonds issued under foreign law. Additionally, the Executive Branch issued Decree No. 141/20 which deferred the payment of the amortization of national bonds in dual currency with maturity in 2020 entirely until September 30, 2020 and stablished the interruption of the accrual of interests.

•     Reinstating foreign exchange controls: On September 1, 2019, certain foreign exchange restrictions were reinstated towards diminishing the volatility of the Argentine Peso with respect to the dollar. These restrictions, which were – and continue to be – further amended and complemented, regulate, among others, the purchase of external assets for Argentine citizens, the payment of financial debts outside the Argentine borders, the payment of dividends, the payment of imports of goods and services, the obligation to repatriate and settle the incomes from exports of goods and services. See “Item 10. Additional Information—Exchange Controls.”

•     Declaration of the state of public emergency: The Productive Reactivation Law declared the state of public emergency in addressing diverse economic, financial, fiscal, administrative, pensions, tariff, energy, health and social matters. The Productive Reactivation Law delegated certain legislative powers to the Executive Power in order to tackle social and economic distress, as well as to adjust Argentina’s public debt profile and authorized the Executive Power to perform all necessary acts to recover and ensure the sustainability of the Argentine public deb. Additionally, the Productive Reactivation Law empowered the Executive Branch to intervene the Ente Nacional Regulador de la Electricidad (“ENRE”) and the Ente Nacional Regulador del Gas (“ENARGAS”) for one year. By means of Decree No. 277/20, the Executive Power ordered the intervention of the ENRE until December 31, 2020.

•     Tax reforms: Several tax reforms were introduced. See “Item 10. Additional Information— Taxation.”

•     Tariff revisions: The Productive Reactivation Law freezed the prices of natural gas and electricity for 180 days since its effectiveness, and invited the Argentine provinces to adhere to this policy. Additionally, the Productive Reactivation Law authorized the Executive Branch to renegotiate tariffs under federal jurisdiction within the RTI or based on an extraordinary revision in accordance with Law No. 24,076.

•     Tariffs on exports: The Productive Reactivation Law authorizes the Executive Branch to establish tariffs on exports that in no case can exceed the 33% of the taxable value or the official FOB price. The Productive Reactivation Law forbids that the percentage of tariffs on exports of hydrocarbons and mining exceeds 8% of the taxable value or the official FOB price, and establishes that in any case such export right shall diminish the wellhead value for the calculation and payment of royalties.

•     Double severance for termination without cause: Decree of Necessity and Urgency N° 34/19 (“Decree 34/19”), issued on December 13, 2019, declared labor public emergency for the term of 180 days since its effectiveness. During this term, termination without cause of employment relationships entered into prior to the effectiveness of the Decree 34/19, entitled the terminated employee to receive a compensation equal to two times the severance due prior to the Decree 34/19. Additionally, the Productive Reactivation Law established new percentages and mechanisms to calculate the employers’ contributions.

•     Suspension of Section 124 of Law N° 27,467: In 2019 the Argentine Congress enacted the 2019 Federal Budget of Expenditures and Resources. The first paragraph of Section 124 of Law No. 27,467 instructed the Executive Branch to promote the transfer of Edenor’s and Empresa Distribuidora de Energía Sur S.A.’s (“Edesur”) jurisdiction to the jurisdiction of the Province of Buenos Aires and the City of Buenos Aires as of January 1, 2019 and the creation of a new oversight body. The second paragraph of Section 124 of Law no. 27,467 provided that once the transfer of the jurisdiction was effective, the ENRE should retain its jurisdiction in connection with all aspects not related to the public service of electricity distribution. The Productive Reactivation Law suspended the applicability of the second paragraph of section 124 of Law N° 24,467 and the ENRE reassumed the jurisdiction over the public service of electricity distribution provided by Edenor and Edesur for the term of one year.

As of the date of this annual report, the long-term impact of these measures and any future measures taken by the current administration on the Argentine economy as a whole and the energy distribution sector in particular remains uncertain. It is not possible to predict the effect of such reforms with certainty and they could be disruptive to the economy and fail to benefit or adversely affect the Argentine economy and the energy distribution industry, and in turn, our business, results of operations and financial condition. We are also unable to predict the measures that the Argentine Government may adopt in the future, and how they will impact on the Argentine economy and our results of operations and financial condition.

In the event of any economic, social or political crisis, companies operating in Argentina may face the risk of strikes, expropriation, nationalization, mandatory amendment of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have sanctioned modifications on rules related to labor matters, requiring companies to assume greater responsibility for the assumption of costs and risks associated with sub-contracted labor and the calculation of salaries, severance payments and social security contributions. Since we operate in a context in which the governing law and applicable regulations change frequently, also as a result of changes in government administrations, it is difficult to predict if and how our activities will be affected by such changes.

We cannot assure you that future economic, regulatory, social and political developments in Argentina will not adversely affect our business, financial condition or results of operations, or cause the decrease of the market value of our securities.

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

According to data published by the INDEC, Consumers Price Index (“CPI”) rates for July, August, September, October, November and December 2019, and January, February and March 2020 were 2.2%, 4.0%, 5.9%, 3.3%, 4.3%, 3.7%, 2.3%, 2.0% and 3.3%, respectively. See “—The credibility of several Argentine economic indexes was called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, limit our ability to access credit and the capital markets” below. The National CPI variation was of 53.8% in 2019 and 47.6% in 2018. The Argentine Government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline have affected prices, creating additional inflationary pressure. If the value of the Argentine Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

A high inflation rate affects Argentina’s foreign competitiveness by diluting the effects of the Peso depreciation, negatively impacting employment and the level of economic activity and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit to businesses. In turn, a portion of the Argentine debt continues to be adjusted by the Stabilization Coefficient (Coeficiente de Estabilización de Referencia, or “CER”), a currency index, that is strongly related to inflation. Therefore, any significant increase in inflation would cause an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy. The efforts undertaken by the previous administration to reduce inflation have not achieved the desired results. A continuing inflationary environment could undermine our results of operations, adversely affect our ability to finance the working capital needs of our businesses on favorable terms, and it could adversely affect our results of operations and cause the market value of our ADSs  and our Class B common shares to decline.

There is uncertainty regarding the effectiveness of the policies implemented by the Argentine government to reduce and control inflation and the potential impact of those policies. An increase in inflation may adversely affect the Argentine economy, which in turn may have a negative impact in our financial condition and the result of our operations.

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

Adjustments to reflect inflation, including tax indexation, such as those required by IAS 29, were prohibited by Law No. 23,928. Additionally, Decree No. 664/03, issued by the Argentine Government (“Decree 664”), instructed regulatory authorities, such as the Public Registries of Commerce, the Superintendence of Corporations of the City of Buenos Aires and the Argentine Securities Commission (Comisión Nacional de Valores or “CNV”), to accept only financial statements that comply with the prohibitions set forth by Law No. 23,928. However, on December 4, 2018, Law No. 27,468 (“Law 27,468”) abrogated Decree 664 and amended Law No. 23,928 indicating that the prohibition of indexation no longer applies to the financial statements. Some regulatory authorities, such as the CNV and the IGJ, have required that financial statements for periods ended on and after December 31, 2018 that are to be submitted to them should be restated for inflation following the guidelines in IAS 29. However, for purposes of determination of the indexation for tax purposes, Law No. 27,468 substituted the Wholesale Price Index (“WPI”) for the CPI, and modified the standards for triggering the tax indexation procedure.

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

On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP, inflation and foreign trade data, as well as with poverty and unemployment rates, the Macri administration declared a state of administrative emergency for the national statistical system and the INDEC. The INDEC temporarily suspended the publication of certain statistical data until a reorganization of its technical and administrative structure to recover its ability to produce reliable statistical information.

In 2017, the INDEC began publishing a national CPI (the “National CPI”), which is based on a survey conducted by the INDEC and several provincial statistical offices in 39 urban areas including each of Argentina’s provinces. The official CPI inflation rate for the year ended December 31, 2019 was 53.8%.

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

Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and prospects growth. The Argentine Government may not be able to renegotiate its debt with their private creditors and/or with the IMF, affecting its capacity to obtain financing and credit and to plan and implement public policies and reforms that foster economic growth

Argentina’s history of defaults on its external debt and the protracted litigation with holdout creditors may reoccur in the future and prevent Argentine companies such as us from accessing the international capital markets readily or may result in higher costs and more onerous terms for such financing, and may therefore negatively affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

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

The Macri Administration settled several agreements with the defaulted bondholders, ending with more than 15 years of litigation. On April 22, 2016, Argentina issued U.S.$16.5 billion of new bonds, U.S.$9.3 billion of which were applied to pay the amounts due to comply with the agreements settled with the defaulted bondholders. Since then, almost every pending claim has been settled.

 In addition, certain bondholders that did not participate in the exchange offers described above, filed claims with the International Centre for Settlement of Investment Disputes (“ICSID”) alleging that the emergency measures adopted by the Argentine Government in 2002 did not meet the fair and equal treatment requirements of several bilateral investment treaties to which Argentina is a party. Several of these claims have been resolved against Argentina.

On May 8, 2018, the Macri administration announced that the Argentine Government would initiate negotiations with the IMF in views of entering into a stand-by credit facility that would give Argentina access to financing by the IMF. These negotiations were culminated with the execution of a US$55.7 billion stand-by credit agreement (“SBA”) that was approved by the IMF Board on June 20, 2018 and a first revision under the mentioned stand-by arrangement that was approved by the IMF Board on October 26, 2018, which included the enlargement of the arrangement for U.S.$5.7 billion.  As of the date of this annual report, Argentina has received disbursements under the SBA for US$44 billion. Notwithstanding the foregoing, the current administration has publicly announced that they will refrain from requesting additional disbursements under the agreement, and instead vowed to renegotiate its terms and conditions in good faith.

Following the execution of the SBA, in August 2018, Argentina faced an unexpected bout of volatility affecting emerging markets generally. In September 2018, the Macri administration discussed with the IMF staff further measures of support in the face of renewed financial volatility and a challenging economic environment. On October 26, 2018, in light of the adjustments to fiscal and monetary policies announced by the Argentine Government and the BCRA, the IMF’s Executive Board allowed the Argentine government to draw the equivalent of US$5.7 billion, approved an argumentation of the SBA increasing total assets to approximately US$57.1 billion for the duration of the program through 2021 and the front loading of the disbursements. Under the revised SBA, IMF resources for Argentina in 2018-19 increased by US$18.9 billion.

On August 28, 2019, the Macri administration issued a decree deferring the scheduled payment date for 85% of the amounts due on short-term notes maturing in the fourth quarter of 2019, governed by Argentine law and held by institutional investors. Of the deferred amounts, 30% would be repaid 90 days after the original payment date and the remaining 70% would be repaid 180 days after the original payment date, except for payments under Lecaps due 2020 held domestically, which would be repaid entirely 90 days after the original payment date. Amounts due on short-term notes held by individual investors would be paid as originally scheduled. In December 2019, the Fernández administration further extended payments of a series of short term U.S. dollar-denominated notes which were held by institutional investors until the end of August 2020.

Moreover, in December 2019, the Fernández administration further extended by decree payments of a series of short term Argentine-law governed treasury notes denominated in U.S. dollars held by institutional investors through August 2020. Additionally, on February 11, 2020, the Argentine Government decreed the extension of maturity to September 30, 2020 of a dollar-linked treasury note governed by Argentine law, which had been originally subscribed to a large extent with U.S. dollar remittances, to avoid a payment with Argentine pesos that would have required significant sterilization efforts by the monetary authority. Also, in February 2020, the Argentine Congress enacted a law enabling the government to take all necessary steps toward rendering the Argentine sovereign debt governed by foreign law sustainable. Additionally, an IMF team visited Buenos Aires in February 2020 to discuss the recent macroeconomic developments and learn more about the Argentine authorities’ economic plans and policies. On February 19, 2020 the IMF staff issued a statement concluding that in light of recent developments and the materialization of certain risks to debt sustainability that were considered during the previous Debt Sustainability Analysis (DSA) published in July 2019, the IMF staff assessed Argentina’s debt to be unsustainable. Accordingly, the IMF staff stated that “a definitive debt operation—yielding a meaningful contribution from private creditors—is required to help restore debt sustainability with high probability”.

On April 5, 2020, the Executive Branch issued Decree No. 346/2020 by which the Government deferred the payment of interest and principal amortization obligations of certain public debt issued under Argentine law and denominated in U.S. Dollars, until December 31, 2020, or an earlier date to be determined by the Ministry of Economy, considering the progress of the public debt’s sustainability restoring process (Proceso de Sostenibilidad de la Deuda Pública). This Decree did not affect the currency of denomination, principal or interest set forth under the original terms of the issuance. On April 21, 2020, the Argentine Government announced its offer to exchange external bonds in the aggregate of amount of approximately US$64 billion for new bonds. The Argentine Government did not make the interest payment due on April 22, 2020 with respect to three of its US$-denominated bonds and availed itself of the 30-day grace period provided under the indenture. As of the date of this annual report, there is no certainty on the acceptance the exchange offer will have among the bondholders or whether further negotiations and proposals will be carried out and the consequences of such negotiations. Any new event of default by the Argentine Government could negatively affect their valuation and repayment terms, as well as have a material adverse effect on the Argentine economy and, consequently, our business and results of operations.

Without renewed access to the financial market the Argentine Government may not have the financial resources to implement reforms and boost growth, which could have a significant adverse effect on the country’s economy and, consequently, on our activities. Likewise, Argentina’s inability to obtain credit in international markets could have a direct impact on the Company’s ability to access those markets to finance its operations and its growth, including the financing of capital investments, which would negatively affect our financial condition, results of operations and cash flows.

Past situations, such as the lawsuits with creditors that did not accept to the debt exchange, the claims before the ICSID, and the economic policy measures adopted by the Argentine Government or any future default of Argentina regarding its financial obligations, including as a consequence of the exchange offer not being accepted by holders, may harm Argentine companies’ ability to obtain financing. Further, the financial conditions of such access could be disadvantageous to Argentine companies and, therefore, may adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

We cannot predict if the Argentine Government will be able to comply with the terms of the SBA or if it will be able to successfully renegotiate the debt held with private bondholders. There is uncertainty regarding the Argentine Government’s ability to successfully stabilize the foreign exchange market, re-establish the economic growth and comply with the SBA terms. Additional depreciation of the Peso against the U.S. dollar, a breach of the terms of the SBA or the potential failure of the Argentine Government in the renegotiation of the debt may adversely affect the Argentine economy and, in turn, our business, financial situation, the results of our operations and the value of our ADSs and our common shares.

Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy and could in turn adversely affect our results of operations

The Argentine Peso suffered important fluctuations during the last four years: it lost more than 22% of its value with respect to the U.S. dollar in 2016 and approximately 17% in 2017, 102.2% in 2018 and 59% in 2019. We are unable to predict the future value of the Peso against the U.S. Dollar. If the Peso devaluates further, the negative effects on the Argentine economy could have adverse consequences on our business, our results of operations and the market value of our ADSs, including as measured in U.S. Dollars.

On September 1, 2019, certain exchange controls and restrictions were reinstated in order to control the volatility in the currency exchange rate. The new controls and restrictions regulate, among others, the purchase of external assets for residents in Argentina, the payment of financial debts outside the Argentine borders, the payment of dividends, they payment of imports of goods and services, the obligation to repatriate and settle the incomes from exports of goods and services. Additional volatility, appreciation or depreciation of the Peso against the U.S. dollar or reduction of the Central Bank’s reserves because of currency intervention could adversely affect the Argentine economy and our ability to service our debt obligations and could affect the value of our ADSs and our Class B common shares. See “Item 10. Additional Information—Exchange Controls.”

On the other hand, a significant appreciation of the Peso against the U.S. Dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports (as a consequence of the loss of external competitiveness). Any such increase could also have a negative effect on economic growth and employment, reduce the Argentine public sector’s revenues from tax collection in real terms, and have a material adverse effect on our business, our results of operations, our ability to repay our debt within its maturity dates and the market value of our ADSs, as a result of the overall effects of the weakening of the Argentine economy.

Fluctuations in the value of the Peso may also adversely affect the Argentine economy, our financial condition and results of operations. The Peso has been subject to significant depreciation against the U.S. dollar in the past and may be subject to further fluctuation in the future. A depreciation of the Peso against major foreign currencies may also have an adverse impact on our capital expenditure program and increase the Peso amount of our trade liabilities and financial debt denominated in foreign currencies. The depreciation of the Peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities, and the financial industry and adversely affect the Argentine Government’s ability to honor its foreign debt obligations.

Intervention by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations

In the recent past, Argentine Government directly intervened in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

Starting in December 2001, the Argentine Government imposed a number of monetary and foreign exchange controls measures in an attempt to prevent capital flight and a further depreciation of the Peso. These measures included restrictions on the free disposition of funds deposited with banks, the exchange of Argentine currency into foreign currencies and the transfer of funds abroad without prior approval by the Central Bank.

Additionally, between 2011 and 2015, the Fernández de Kirchner administration –through a combination of exchange controls and tax regulations- significantly reduced the access to the foreign currency market for individuals and entities in the private sector. Subsequently, a non-official Dollar currency market emerged, with a major difference between the official and the non-official exchange rate.

At the beginning of the Macri administration, the Argentine Government eliminated exchange restrictions implemented during the Fernández de Kirchner administration. Notwithstanding, on September 1, 2019, the Argentine Government reinstated several exchange restrictions regarding the inflows and outflows of foreign currency to the country, with the intention of diminishing the foreign exchange rates volatility. As of the date of this annual report, such exchange restrictions are in place.

Also, the Argentine Government has historically adopted measures to control –directly or indirectly- the individuals’ and private companies’ access to the foreign trade and foreign exchange markets, such as restriction to free access, and the obligation to repatriate and settle with the local exchange market every income in foreign currency obtained from exports. Those regulations limited our ability to compensate the risks that arise from our exposition to the Dollar.

In the future, the Argentine Government may introduce new exchange controls and/or toughen the existing ones, create restrictions on transfers to other countries, restrictions to capital movements or other measures in response to an eventual capital flight or an important depreciation in the Peso, measures that can, in turn, affect our ability to access to the international capital markets. Such restrictions and measures may generate politic and social tensions and deteriorate the Argentine Government public finances, as it has occurred in the past, generating an adverse effect in the Argentine economic activity and, in consequence, adversely affecting our business and the result of our operations, and cause the market value of our ADSs and our Class B common shares to decline.

Moreover, we cannot guarantee that the measures that may be adopted by the current or any future government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade and investments, restrictions to transfers to other countries or to capitals movement, or an important depreciation of the Peso will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations or cause the market value of our ADSs and our Class B common shares to decline.

Argentine corporations may be restricted to make payments in foreign currencies

There are certain currently applicable restrictions in Argentina that affect the corporations’ ability to access to the exchange market (Mercado Único y Libre de Cambios, the “MULC”) to acquire foreign currency, transfer funds to other countries, make payments outside Argentina and other operations, requiring, in some cases, previous approval by the Central Bank.

The Argentine Government may impose or create further restrictions on the access to the MULC. In such case, the possibility of Argentine corporations to make payments outside Argentina and to comply with their obligations and duties may be affected.

We cannot predict how such current restrictions may evolve after this annual report, mainly regarding limitations to transfer funds outside the country. The Argentine Government may impose further exchange controls or restrictions to capital transfers and modify and adopt other policies that may limit or restrict our ability to access international capital markets, to make payments of principal and interests and other additional amounts outside the country (including payments relating to our notes), or affect in other ways our business and the results of our operations, or cause the market value of our ADSs and our Class B common shares to decline.

Exchange controls in an economic environment in which the access to local capital markets is restricted may cause and adverse effect in our activities, mainly in our ability to make payments of principal and/or interests of our notes in foreign currency. See “Item 10. Additional Information—Exchange Controls.”

Argentine public expenditure may generate negative consequences for the Argentine economy

Public expenditure increased significantly throughout the last decade in Argentina. The Argentine Government adopted several measures to finance its high public expenditure, including –among others-, using the Central Bank’s and ANSES’s resources to fund its financial needs, and implementing an expansionary monetary policy that increased inflation levels.

Primary deficit may increase in the future if public expenditure continues to increase faster than the Argentine Government’s incomes. A greater fiscal deficit may generate further complications to the Argentine Government’s ability to access the financial markets in the long term, and, at the same time, limit even more the argentine corporations’ access to those markets.

As of the date of this annual report, we cannot predict how the measures that the new administration has applied and may continue to apply will impact the Argentine economy, and, in turn, our business, our financial condition and the results of our operations.

The Argentine economy remains vulnerable to external shocks that could be caused by significant economic difficulties of Argentina’s major regional trading partners, particularly Brazil, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth, and consequently, our results of operations and financial condition

Although economic conditions in each country to country, investors’ perceptions regarding events occurring in other countries have in the past substantially affected, and may continue to substantially affect, capital flows into and investments in securities from issuers in other countries, including Argentina. Weak, flat or negative economic growth of any of Argentina’s major trading partners such as Brazil could adversely affect Argentina’s economic growth. Argentina’s economy is vulnerable to external shocks. For example, economic slowdowns, especially in Argentina’s major trading partners, led to declines in Argentine exports in the last few years. Specifically, fluctuations in the price of the commodities sold by Argentina and a significant revaluation of the Peso against the U.S. dollar could harm Argentina’s competitiveness and affect its exports. In addition, international investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors. Economic or financial negative events that take place in other countries, could affect Argentine economy, subsequently affecting our operations and financial condition.

The economy of Brazil, Argentina’s largest export market and the principal source of imports to Argentina, has experienced heightened negative pressure due to the uncertainties stemming from the ongoing political crisis and extensive corruption investigations. The Brazilian economy contracted by 3.6% during 2016. Although the Brazilian economy slightly expanded by 1% in 2017, 1.1% in 2018 and 0.9%  in 2019, a deterioration of economic conditions in Brazil may reduce demand for Argentine exports and increase demand for Brazilian imports. In October 2018, Jair Bolsonaro was elected president of Brazil. As a result, political uncertainty has increased in Brazil, in relation to future actions that may be taken by the president, which might include substantial economic reforms and changes in Brazil’s foreign policy, as was proposed during Jair Bolsonaro’s campaign. A further deterioration of economic conditions in Brazil could reduce the demand for Argentine exports and increase demand for Brazilian imports. There is a possibility that continued uncertainty with respect to Brazil’s economic and political conditions or the occurrence of an economic and political crisis in Brazil might result in an impact on the Argentine economy, and in turn, have a material adverse effect on our business, financial condition and result of operations. Additionally, there is uncertainty as to how the trade relationship between the Mercosur member States will unfold, in particular between Argentina and Brazil. We cannot predict the effect on the Argentine economy and our operations if trade disputes arise between Argentina and Brazil, or in case either country decided to exit the Mercosur.

Luis Alberto Lacalle Pou was elected President of the Oriental Republic of Uruguay after winning the elections on November 24, 2019. Politic uncertainties may arise due to a change in the governing party after 15 years, and may adversely affect Argentina, that considers Uruguay a key ally.

Since October 2019, Chile suffered several demonstrations claiming the adoption of new economic policies and a constitutional amendment. Those demonstrations generated major economic damages, such as a currency depreciation, job losses and several deaths among others.

On October 20, 2019, the Plurinational State of Bolivia held elections. Evo Morales was elected president for the third time in a row, violating Bolivia’s Constitution. After major accusations of fraud and massive demonstrations, Morales resigned to the presidency, the Bolivian Congress annulled the election and called for new elections for President, Vice-President, members of both legislative chambers and members of the Electoral Supreme Court (Tribunal Supremo Electoral de Bolivia).

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

In addition, the global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Iran, Ukraine, Syria and North Korea. Moreover, political and social crises arose in several countries of Latin America during 2019, as the economy in much of the region has slowed down after almost a decade of sustained growth, among other factors. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the possibility of a trade war between the United States and China.

Moreover, United Kingdom exited the European Union (“Brexit”) on January 31, 2020 and is currently undergoing a transition period ending on December 31, 2020, the long-term effects of which remain uncertain. The medium and long term implications of Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets. Finally, the novel coronavirus has caused significant social and market disruption in recent months, which are also expected to have an adverse impact in Argentina’s economy. See “—Developments relating to the novel coronavirus may have a material adverse impact on our business operations, financial condition or results of operations.”.

There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by foreign governments or Argentine Government in the future, or by events in the economies of developed countries or in other emerging markets.

Finally, international investors’ reactions to events occurring in one market may generate a “contagion” effect by which an entire region or class of investment is disfavored by international investors. Argentina could be adversely affected by negative economic or financial developments in other emerging and developed countries, which in turn may have material adverse effect on the Argentine economy and, indirectly, on our business, financial condition and results of operations, and the market value of our ADSs and Class B common shares.

Developments relating to the novel coronavirus may have a material adverse impact on our business operations, financial condition or results of operations.

In late December 2019 a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. The virus rapidly spread globally and, as of the date of this annual report, has affected more than 150 countries and territories around the world, including Argentina. Several measures have been undertaken by the Argentine Government and other governments around the globe, including the use of quarantine, screening at airports and other transport hubs, travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions, suspension of sport events, restrictions to museums and tourist attractions and extension of holidays, among many others.

On March 12, 2020 the Executive Branch of the Argentine Government issued Decree No. 260/2020, which extended the public health emergency for a period of one year and established a mandatory fourteen days quarantine for the following individuals: (i) suspected cases, including individuals with fever and respiratory symptoms and individuals who had traveled in the last few days within affected areas or had been in contact with confirmed positive or probable positive coronavirus individuals, (ii) confirmed cases, (iii) those who had arrived to Argentina after March 12, 2020 having traveled through affected areas, and (iv) those who had arrived to Argentina in the last fourteen days prior to March 12, 2020 having traveled through affected areas. It also prohibited incoming flights from affected areas for the term of 30 days.

On March 20, 2020 the Executive Branch issued Decree No. 297/2020, which established a mandatory and preventive social isolation effective as of March 20, 2020 until March 31, 2020. On March 31, 2020 the Executive Branch issued Decree No. 325/2020 which extended the mandatory and preventive social isolation until April 12, 2020, which was further extended until April 26, 2020 pursuant to Decree No. 335/2020 issued on April 11, 2020 and again it was extended until May 10, 2020 with Decree No. 408/2020 of April 26, 2020 according to which the provincial governors may define exceptions to preventive and compulsory social isolation, fulfilling the requirements established in the decree. The Decree No. 297/2020 expressly stated that minimal and essential movement would be allowed only for the provision of food, medicine and cleaning products. Some individuals, such as healthcare personnel, employees attending supermarkets, proximity stores and pharmacies, among others, are exempted from the isolation measure.

On the same date, the ENRE issued Resolution No. 3/2020 approving (i) the suspension of customer service, and, consequently, the closure of commercial offices during the quarantine, (ii) the implementation of an electronic system of commercial attention and claims, and (iii) the minimal and essential movement required for the continuity of the essential provision of the public electricity distribution services.

In addition to the aforementioned regulations, on March 25, 2020 the Executive Branch issued Decree No. 311/2020, prohibiting public utility companies, such as Edenor, to discontinue their services to certain users who fail to pay three consecutive or alternate bills due as from March 1, 2020, for a term of 180 days. Specifically, regarding electric energy, the Decree establishes that users that have a prepaid system, shall be provided with the service during the term of 180 days even if they fail to make the corresponding recharges. Moreover, on March 31, 2020, the Executive Branch issued Decree No. 329/2020 which established the prohibition to dismiss employees without cause and dismiss and suspend employees due to work slowdown or force majeure for a 60-day period beginning March 31, 2020.

To date, the outbreak of the novel coronavirus has caused significant social and market disruption. For example, the Dow Jones declined by about 28% between February 11 and March 12, 2020. The long-term effects on the global economy, the Argentine economy and the Company of the coronavirus pandemic, are difficult to assess or predict, and may include a decline in market prices (including the market prices of our Class B Common Shares and ADSs), risks to employee health and safety, and reduced sales in geographic locations impacted.

Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development such as the ongoing COVID-19 outbreak, may have a material and adverse effect on our business operations, financial condition or results of operations including that (i) our earnings may be reduced as our commercial offices must remain closed until the end of the quarantine and customers may face difficulties to pay tariffs, (ii) demand from non-residential customers is expected to be lower, which may not be offset by the demand of residential customers, (iii) the Company’s chain of payments is expected to be interrupted across our operations, (iv) we may not be able to comply with the investment plan as required by ENRE, which may lead to fines and penalties and (v) impairment of long-lived assets. We may also be affected by the need to implement policies limiting the efficiency and effectiveness of our operations, including home office policies. For more information, see “Item 5— Operating and Financial Review and Prospects— Novel Coronavirus (COVID-19).”

It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Additionally, we cannot predict how the disease will evolve in Argentina, nor anticipate what additional restrictions the Argentine government may impose. However, we expect COVID-19 to have a significant adverse effect on the world economy, which will in turn negatively affect Argentina’s economy.

The Company is currently considering available alternatives to mitigate the effects this outbreak may have on its operations and undergoing projects, as well as with regards to measures adopted by the Argentine Government, which so far have resulted in a slowdown in economic activity that will further adversely affect economic growth in Argentina in 2020 and possibly 2021, to a degree that we cannot quantify as of the date of this annual report. For more information on the measures adopted by the Argentina Goverment, see “Item 4.A.—Recent Developments in Argentina—Measures Designed to Address the COVID-19 Outbreak.”

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

On October 1, 2014, the Argentine Congress approved the reform, update and unification of the National Civil and Commercial codes. A single new National Civil and Commercial Code became effective on August 1, 2015. In addition, more recently the Argentine Congress has passed certain laws such as those reforming the pension system and establishing corporate criminal liability for certain corrupt practices and a tax law reform. On December 21, 2019, the Argentine Congress adopted the Productive Reactivation Law, which covers a wide range of political and economic areas and establishes measures that will significantly impact the Argentine economy. See “—Economic and political developments in Argentina, and future policies of the Argentine government may affect the economy as well as the operations of the energy distribution industry, including Edenor.”

The implementation of the aforementioned legislation has modified Argentina’s legal system. Future changes in applicable laws and regulations (including as a result of a change in government administration), administrative or judicial proceedings, including potential future claims by us against the Argentine Government, cannot be predicted and we cannot assure you that such changes will not adversely affect our business, financial condition and results of operations.

The Argentine economy and finances may be adversely affected as a consequence of a decrease in the international prices of commodities that Argentina exports

The commodities market is characterized by its volatility. Commodities exports have contributed significantly to the Argentine Government’s incomes. Subsequently, the Argentine economy has remained relatively dependent on the price of its exports (mainly soy). During 2018, Argentina suffered a huge drought –presumably the biggest drought in the last 50 years-. The effects of the drought in the agriculture caused significant economic problems to Argentina, with decreases in the soy and corn harvests that generated damages for approximately U.S.$6 billion.

A sustained decrease in the international price of the main commodities exported by Argentina, or any future climate event or condition may have adverse effect in the agriculture, and therefore in the Argentine Government’s incomes and its capacity to comply with the payments of its public debt, eventually generating recessive or inflationary pressures, thus affecting our business, financial situation and the results of our operations.

Current investigations being conducted on corruption in Argentina could have an adverse impact on the development of the Argentine economy and on investor confidence

As of the date of this annual report, several Argentine businesspersons, mainly related to the public works, and former government officials of the Fernández de Kirchner administration are being investigated for inappropriate gifts and unlawful association. On September 17, 2018, prosecution for unlawful association began against the former president –and current Vice-president- of Argentina, Cristina Fernández de Kirchner, and several businesspersons.

Depending on the results of such investigations and the time it takes to complete them, the companies involved could face, among other consequences, a decrease in their credit rating, claims from their investors, as well as restrictions on financing through capital markets. These adverse effects could hinder the ability of these companies to meet their financial obligations on time. In relation to the abovementioned, the lack of future financing for these companies could affect the realization of the projects or works that are currently in execution.

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

Any downgrade in the credit rating or rating outlook of Argentina could adversely affect both the rating and the market price of our ADS and our Class B common shares

Argentina’s long-term debt denominated in foreign currency is currently rated “Ca” by Moody’s, “CCC-” by S&P and “CC” by Fitch. On December 30, 2019, Fitch decided to raise Argentina’s long-term sovereign credit ratings from “RD” to “CC,” primarily as a result of the presidential elections held on December 2019 and the fact that President Alberto Fernández took steps that could support Argentina´s financial situation while engaging in discussions with debt holders, and on January 8, 2020, S&P decided to maintain its negative outlook of Argentina’s long-term sovereign credit rating, which, according to S&P, reflects the prominent downside risks to timely and full payment of debt amid stressed economic and financial market dynamics. Moreover, on April 3, 2020, Moody’s decided to downgrade Argentina’s long-term sovereign credit rating to “Ca” from “Caa2” and, in line with that lowering, on April 13, 2020 our shares were downgraded to category “3” from “2”, with a negative perspective. There can be no assurance that Argentina’s credit rating or rating outlook will not be downgraded in the future, which could have an adverse effect both on the rating and the market price of our ADS and Class B common shares.

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

On December 17, 2015, the Argentine Government issued Decree No. 134/15 declaring the emergency of the national electricity sector which was in effect until December 31, 2017 and instructing the ME&M to adopt any measure the ME&M deemed necessary regarding the generation, transmission and distribution segments, to adjust the quality and guarantee the provision of electricity.

During 2017, the Argentine Government, through the relevant agencies enacted several resolutions to establish the penalties regime and adjust tariffs. On February 1, 2017, the RTI process was completed and a new tariff scheme for the following five year period was enacted. However, on December 21, 2019, the Argentine Congress adopted the Productive Reactivation Law, which adopts measures that will significantly impact the Argentine economy, including the declaration of the public emergency in tariffs and energy matters until December 31, 2020, and the delegation to the Federal Executive Power of certain powers normally reserved to Congress or otherwise not within the purview of the PEN (including the ability to make determinations in the renegotiation of public tariffs).

We cannot assure you that certain other regulations or measures that may be adopted by the Argentine Government will not have a material adverse effect on our business and results of operations or on the market value of our shares and ADSs, or that the Argentine Government will not adopt further regulations in the future that may increase our obligations, including increased taxes, unfavorable alterations to our tariff structures or remuneration scheme and other regulatory obligations, compliance with which would increase our costs and may have a direct negative impact on our results of operations and cause the market value of our ADSs and Class B common shares to decline. See “Item 4. Information on the Company—Our Business Overview—Edenor Concession.”

The Argentine Government signed an agreement with the Province of Buenos Aires and the City of Buenos Aires for the transfer of the public service of electricity distribution.

Pursuant to Law No. 27,467, which enacted the 2019 Federal Budget of Expenditures and Resources, the Executive Branch was instructed to promote the transfer of Edenor’s jurisdiction to the jurisdiction of the Province of Buenos Aires and the City of Buenos Aires as from January 1, 2019 and the creation of a new oversight body. On February 28, 2019, the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires entered into an agreement for the transfer of the public service of electricity distribution duly awarded to Edenor under the Concession Agreement (as defined below) entered into by the Argentine Government (including the Concession Agreement), to the joint jurisdiction of the Province of Buenos Aires and the City of Buenos Aires. Pursuant to such agreement, the Province of Buenos Aires and the City of Buenos Aires will create a new entity in lieu of the ENRE, in charge of controlling and regulating the distribution service. It was also agreed that the Federal Government shall be the sole responsible for any and all debts and credits relating to the distribution service awarded to Edenor which cause is prior to February 28, 2019. As of the date of this annual report, certain major issues related to such transfer remain pending, including, among others, the continuation of the existing Concession Agreement as is; whether the federal legal and regulatory framework shall continue to apply or not; and the settlement of claims and debts between Edenor and the Federal Government resulting from the contractual transition period ended on January 31, 2016. However, on December 21, 2019 the Argentine Congress passed the Productive Reactivation Law which, among other things, suspended the transfer of Edenor’s jurisdiction to the jurisdiction of the Province of Buenos Aires and the City of Buenos Aires, reassuming the ENRE the jurisdiction over the public service of electricity distribution provided by Edenor and Edesur. Although as of the date of this annual report such transfer is suspended, we cannot assure whether it will be consummated and, if so, whether any action or omission from the transferees following the consummation of such transfer will not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs and Class B common shares.

There is uncertainty as to what other measures the Argentine Government may adopt in connection with tariffs on public services and their impact on the Argentine economy

As explained in other risk factors in this annual report, following the economic crisis of 2001-2002, the subsequent freeze on electricity rates in Pesos and the significant depreciation of the Argentine Peso against the U.S. Dollar, there was a lack of investment in the distribution capacities of electricity and, at the same time, demand for electricity increased substantially.

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

Furthermore, such resolution approved the new adjustments to own distribution costs (“CPD”) (last stage of 17% according to Resolution No 63/17, including the inflation adjustment of 11.9% for the period July 2017-December 2017 and a stimulus factor “E” of negative 2.51%) and determined the deferred income to be recovered in 48 instalments for a total amount of Ps.6,343.4 million. Additionally, it reported that the price of the average tariff reached Ps.2.4627/ KWh.

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

Electricity distributors were severely affected by the emergency measures adopted during the economic crisis, many of which remain in effect

Distribution tariffs include a regulated margin that is intended to cover the costs of distribution and provide an adequate return over the distributor’s asset base. Under the Convertibility Regime, which established a fixed exchange rate of one Peso per U.S. Dollar, distribution tariffs were calculated in U.S. Dollars and distribution margins were adjusted periodically to reflect variations in U.S. inflation indexes. However, the Public Emergency Law, which came into effect in January 2002, froze all distribution margins, revoked all margin adjustments provisions in distribution concession agreements and converted distribution tariffs into Pesos at a rate of Ps.1.00 per U.S.$1.00. These measures, coupled with the effect of high inflation and the depreciation of the Peso, led to a decline in distribution revenues and an increase of distribution costs in real terms, which could no longer be recovered through adjustments to the distribution margin. This situation, in turn, led many public utility companies, including us and other important distribution companies, to suspend payments on their commercial debt (which continued to be denominated in U.S. Dollars despite the pesification of revenues), effectively preventing these companies from obtaining further financing in the domestic or international credit markets and making additional investments.

In the past, the Argentine Government granted temporary and partial relief to some distribution companies, including limited increases in distribution margins, a temporary cost adjustment mechanism which was not fully implemented and the ability to apply certain additional charges to users.

On December 21, 2019, the Argentine Congress adopted the Productive Reactivation Law, which included the declaration of the public emergency in tariffs and energy matters (among others) and the delegation to the Federal Executive Power of certain powers normally reserved to Congress or otherwise not within the purview of the Federal Executive Power (including the ability to make determinations in the renegotiation of public tariffs).  Any measures that may be taken as a result of the enactment of the Productive Reactivation Law and the declaration of public emergency, coupled with the economic crisis, may have an adverse impact on the Company. Our inability to cover the costs or to receive an adequate return on our asset base may further adversely affect our financial condition and results of operations.

Electricity demand may be affected by tariff increases, which could lead distribution companies, such as us, to record lower revenues

From 2013 through 2018, electricity demand in Argentina increased by 6%, which in part reflects the relative low cost, in real terms, of electricity to users due to the freezing of distribution margins, the establishment of subsidies in the purchase price of energy and the elimination of the inflation adjustment provisions in distribution concessions, coupled with the depreciation of the Peso and inflation through 2018.

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

If the demand for energy is increased suddenly, the difficulty in increasing the capacity of distribution companies in a short or medium term, could adversely affect the Company, which in turn could result in customer complaints and substantial fines for any interruptions

In recent years, the increase in electricity demand was greater than the structural increase in electricity distribution capacities, which led to power shortages and disruptions, in certain occasions. A sustained increase in electricity demand could generate future shortages. In addition, the condition of the Argentine electricity market has provided little incentive to generators and distributors to further invest in increasing their generation and distribution capacity, respectively, which would require material long-term financial commitments. Although there were several investments in generation during 2017, 2018 and 2019, which would increase the installed power capacity in the coming years, the highest density of investments was concentrated in the Greater Buenos Aires area. It is still necessary to make several investments in the transmission and distribution system to guarantee the delivery of electricity to the user and reduce the frequency of interruptions. During December 2013, an increase in demand for electricity resulted in energy shortages and blackouts in Buenos Aires and other cities around Argentina.

Additionally, according to Argentine law, distribution companies, such as us, are responsible to their users for any disruption in the supply of electricity. Consequently, customers can direct their claims to the distribution companies. Also, distribution companies are subject to fines and penalties for service disruptions caused by energy shortages, unless the respective Argentine authorities determine that energy shortages constitute force majeure events. As a result, we could face user claims and fines and penalties for service disruptions caused by energy shortages unless the relevant Argentine authorities determine that energy shortages constitute force majeure. Additionally, disruptions in the supply of electricity could expose us to intervention by the Argentine Government, which warned of such possibility during the blackouts of December 2013.  We cannot assure that we will not experience a lack in the supply of energy or that such claims, fines, penalties or government intervention will not have a materially adverse effect on our financial condition and results of operations and cause the market value of our ADSs and Class B common shares to decline.

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

If we are not able to effectively hedge our currency risk in full and a depreciation of the Argentine Peso occurs, our results of operations and financial condition could be materially adversely affected

Our revenues are mainly collected in Pesos, although the remuneration scheme (i) set forth by the Electric Energy Secretariat (“SEE”) Resolution No. 1/19 establishes U.S. Dollar-denominated prices, but the  payment is made in Pesos by applying the Central Bank’s exchange rate effective on the day before the expiration date (although this remuneration scheme was significantly altered by the Energy Secretariat  Resolution No. 31/20 which came into force in February 2020 and pesified the remuneration scheme applied to energy sold in the Argentine spot market), and (ii) for other contracts with Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima (“CAMMESA”) established U.S. Dollar -denominated prices but the payment is made in Pesos by applying the Central Bank’s exchange rate effective on the last business day of the month of the applicable transaction, adjusted through credit or debit notes, as appropriate, to consider the Central Bank’s exchange rate of the day before the expiration date, in accordance with CAMMESA’s procedures. As a result, we are exposed to an exchange rate risk between the collection date and the payment date (in the event CAMMESA does not pay at the expiration date) of U.S. Dollars-denominated financial indebtedness. In addition, a significant portion of our existing financial indebtedness is denominated in U.S. Dollars, which exposes us to the risk of loss from the depreciation of the Peso. During 2019, our hedging contracts did not cover all of our exposure to such depreciation. If we are not able to effectively hedge all or a significant portion of our currency risk exposure, a depreciation of the Peso, may significantly increase our debt service burden, which, in turn, may have a material adverse effect on our financial condition and results of operations.

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

Additionally, our assets are subject to the risk of mechanical or electrical failures and may experience periods of unavailability affecting our ability to fulfill our contractual commitments. Any unplanned unavailability of our assets may adversely affect our financial condition or results of operations and our ability  to fulfill our contractual commitments, so we could be subject to fines and penalties. For example, in June 2019, Argentina suffered a general blackout which hindered the operation of generation facilities. Although our facilities did not suffer any damage, we cannot assure that any other event in the Argentine network will not affect our facilities and consequently their availability to fulfill our contractual commitments and our operational results.

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

Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, affected and may continue to affect our capacity to perform our commercial obligations and could also have a material adverse effect on our ability to perform our financial obligations

Since the execution of the agreement entered into between us and the Argentine Government on February 13, 2006 relating to the adjustment and renegotiation of the terms of our concession (Acta Acuerdo sobre la Adecuación del Contrato de Concesión del Servicio Público de Distribución y Comercialización de Energía Eléctrica or the “Adjustment Agreement”) and as required by the Argentine Government, we were engaged in an RTI with the ENRE through February 1, 2017.

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

In addition, such resolution: (i) abrogated the Energy Rational Use Program (Programa de Uso Racional de la Energía Eléctrica or “PUREE”); (ii) repealed Resolution No. 32/15 as from the date the ENRE resolution implementing the new tariff schedule becomes effective; (iii) discontinued the application of mechanisms that imply the transfer of funds from CAMMESA in the form of loan agreements with CAMMESA; (iv) ordered the implementation of the actions required to terminate the trusts created pursuant to Resolution No. 347/12 of the ENRE and (v) prohibited the distribution of dividends in accordance with Section 7.04 of the Adjustment Agreement.

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

The RTI was completed on February 1, 2017, on which date the ENRE issued Resolution No. 63/17, through which it approved a new tariff scheme that established our new Value-Added for Distribution (VAD) for the following five-year period. For more information, see “Item 5—Operating and Financial Review and Prospects—Integral Tariff Revision”. On January 31, 2018, the ENRE issued Resolution No. 33/18 approving the new distribution cost for Edenor applicable as from February 1, 2018 and the new tariff scheme applicable to Edenor. On July 31, 2018, the ENRE issued Resolution No. 208/18, pursuant to which it approved, the CPD for January 2018 through June 2018 of which 7.93% was applied as of August 1, 2018, and 6.51% in six consecutive monthly installments as of February 1, 2019. The CPD amounted to 15.85%. For more information on tariffs, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Tariffs.”

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

We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

We operate in a highly regulated environment and have been, and in the future may continue to be, subject to significant fines and penalties imposed by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply. Since 2001, the amount of fines and penalties imposed on our Company has increased significantly. As of December 31, 2019, 2018 and 2017, our accrued fines and penalties totaled Ps.7,319, Ps.10,661 million and Ps.9,477 million, respectively (taking into account adjustments made to fines and penalties following the ratification of the Adjustment Agreement and recent regulation). See “Item 4. Information on the Company—Our Business Overview—Fines and Penalties.”

On October 19, 2016, pursuant to Note No. 123,091 the ENRE established the average rate values (Ps./KWh) to be applied as from December 2012, for calculating the penalties payable to the Argentine Government. In accordance with the terms of the Concession Agreement, such values should correspond to the average sale price of energy charged to users. Since the amounts set forth in the note were not consistent with the principle contained in our Concession Agreement, on November 1, 2016, the Company submitted a claim to the ENRE requesting that the amounts in Note No. 123,091 be modified to reflect the amounts contained in the Concession Agreement. As of the date of this annual report, we have received the response from the ENRE (Note No. 129,061), which clarified that the increases or adjustments are not applicable, and only the values paid by the users should be considered.

On February 1, 2017, the ENRE issued Resolution No. 63/17, through which it approved new parameters related to the quality standards, with the purpose of achieving an acceptable quality level by the end of the 2017-2021 period. In this regard, the ENRE established a penalty regime to be applied in the event of non-compliance with the requisite quality rates.

On March 29, 2017, through Note No. 125,248 the ENRE established a new methodology for the calculation of fines and penalties, determining that they must be valued according to the KWh values in effect as of the first day of the six-month period during which the event giving rise to the penalty occurred or the KWh values in effect as of the date of the occurrence of the event in the case of penalties arising from specific events.

In addition, fines and penalties, accrued and not imposed during the transition period of the Adjustment Agreement must be updated using the CPI that the Central Bank uses to elaborate the Multilateral Real Exchange Rate Index (“TCRM”). Fines and penalties accrued and imposed since the date of issuance of the Note No. 120,151 through the completion of the RTI on February 1, 2017 (i.e., the period between April 2016 and February 2017) must also be updated using the CPI.

 We cannot assure you that we will not incur significant fines in the future, which could have a material adverse effect on our financial condition, our results of operations and the market value of our ADSs and Class B common shares.

If we are unable to control our energy losses, our results of operations could be adversely affected

Our concession does not allow us to pass through to our users the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by our concession, which is, on average, 10%. As a result, if we experience energy losses in excess of those contemplated by our concession, we may record lower operating profits than we anticipate. Prior to the 2001 and 2002 economic crisis in Argentina, we were able to reduce the high level of energy losses experienced at the time of the privatization down to the levels contemplated (and reimbursed) under our concession. However, during the last years, our level of energy losses, particularly our non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, in turn, in the number of delinquent accounts and fraud. Although we continue to make investments to reduce energy losses, these losses continue to exceed the average 10% loss factor contemplated by the concession and, based on the current tariff schedule and the economic turmoil, we do not expect these losses to decrease in the near term. Our energy losses amounted to 19.9% in 2019, 18.2% in 2018 and17.1% in 2017. We cannot assure you that our energy losses will not continue to increase in future periods, which may lead to lower margins and could adversely affect our financial condition, our results of operations and the market value of our Class B common shares and ADSs.

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

•	the fines and penalties incurred in any given year exceed 20% of our gross energy sales, net of taxes, which corresponds to our energy sales;
•	we repeatedly and materially breach the terms of our concession and do not remedy these breaches upon the request of the ENRE;

•	our controlling shareholder creates any lien or encumbrance over our Class A common shares (other than the existing pledge in favor of the Argentine Government);
•	we or our controlling shareholder obstructs the sale of Class A common shares at the end of any management period under our concession;
•	our controlling shareholder fails to obtain the ENRE’s approval in connection with the disposition of our Class A common shares;
•	our shareholders amend our articles of incorporation or voting rights in a way that modifies the voting rights of the Class A common shares without the ENRE’s approval; or
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

In 2019, our fines and penalties remained below 10% of our gross energy sales. See “Item 4. Information on the Company—Our Concession—Fines and Penalties.”

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

We may be unable to import certain equipment to meet the growing demand for electricity, which could lead to a breach of our Concession Agreement and could have a material adverse effect on the operations and financial position

Certain exchange controls established by the Argentine Government and future restrictions on imports that may be adopted in the future could limit or delay our ability to purchase capital goods that are necessary for our operations (including carrying out specific projects). Under our concession, we are obligated to satisfy all of the demand for electricity originated in our concession area, maintaining at all times certain service quality standards that have been established for our concession. If we are not able to purchase significant capital goods to satisfy all of the demand or suffer unexpected delays in the import process, we could face fines and penalties which may, in turn, adversely affect our activity, financial position, results of operations and/or the market value of our ADSs and Class B common shares. For more information on exchange controls, see “—Exchange Controls”.

We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material effect on our business

As of December 31, 2019, approximately 83% of our employees were union members. Although our relations with unions are currently stable and we have had an agreement in place with the two unions representing our employees since 1995, we cannot assure you that we will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues. We cannot assure you that we will be able to negotiate salary agreements or labor conditions on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to demonstrations or work stoppages, our results of operations, financial conditions and the market value of our ADSs and Class B common shares could be materially adversely affected.

We could incur material labor liabilities in connection with our outsourcing that could have an adverse effect on our business and results of operations

We outsource a number of activities related to our business to third-party contractors in order to maintain a flexible cost base. As of December 31, 2019, we had approximately 5,588 third-party employees under contract. Although we have very strict policies regarding compliance with labor and social security obligations by contractors, we are not in a position to ensure that contractors will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina which have recognized joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances. We cannot make any assurances that such proceedings will not be brought against us or that the outcome of such proceedings would be favorable to us. If we were to incur material labor liabilities in connection with our outsourcing, such liabilities could have an adverse effect on our financial condition, our results of operations and the market value of our Class B common shares and ADSs.

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

We are involved in various legal proceedings which could result in unfavorable decisions for us, which could in turn have a material adverse effect on our financial position and results of operations

We are party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor and responding to the demands of litigation may divert our management’s time and attention and our financial resources and unfavorable decisions may have a material adverse effect on our financial position and results of operations. See “Item 8. Legal Proceedings.”

We may be unable to collect all or a portion of our claim against RDSA or Aseguradores de Cauciones, which could in turn have a material adverse effect on our financial position and results of operations

In connection with the real estate acquired by the Company in November 2015, the subsequent termination of the agreement with Ribera Desarollos S.A. (RDSA) due to RDSA’s default in August 2018 and the legal actions brought by the Company against the seller and the insurance company, on September 30, 2019, the Company entered into a settlement agreement pursuant to which the insurance company will pay to the Company a sole compensation of U.S.$15 million and assign it the insurer’s subrogation right for the amount paid to RDSA. As of December 31, 2019, the Company has collected U.S.$14 million. The remaining balance will be paid in 6 quarterly installments, the first of which was due on April 21, 2020. As of the date of this annual report we have not received payment. Furthermore, the claim filed by the Company with the Arbitral Tribunal of the Buenos Aires Stock Exchange against RDSA in order for the latter to refund the price paid for the undelivered real property was suspended so that the claim could be allowed in RDSA’s insolvency proceeding. Such claim was allowed by the court hearing the case for the sum of Ps.2,125.9 million. Additionally, the Company initiated an ancillary proceeding rejected by the court to allow an additional amount of Ps.895.7 million, which was previously rejected by the court. In the event that such review process is not favorable, this may have a significant adverse effect on our financial position.

In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations

As of December 31, 2019, our physical assets were insured for up to U.S.$1,604.3 million. However, we do not carry insurance coverage for losses caused by our network or business interruption, including for loss of our concession. See “Item 4. Information on the Company—Our Business—Insurance.” Although we believe our insurance coverage is commensurate with standards for the distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our financial condition and results of operations and the market value of our Class B common shares and ADSs.

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

A potential nationalization or expropriation of 51% of our capital stock, represented by the Class A shares, may limit the capacity of the Class B common shares to participate in the board of directors

As of the date of this annual report, the ANSES owned shares representing 26.8% of our capital stock and jointly appointed five Class B and Class C directors in our last shareholders’ meeting. The remaining directors were appointed by the Class A shares.

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

We may not have the ability to raise the funds necessary to repay our commercial debt with CAMMESA, our major supplier

On May 10, 2019, the Company entered into with the Energy Government Secretariat, on behalf of the Federal Government, the Agreement on the Regularization of Obligations, pursuant to which the parties agreed to end pending reciprocal claims originated during the 2006-2016 transitional period (the “Agreement on the Regularization of Obligations”). Accordingly, pending obligations with the MEM for electrical energy purchases during such period were fully compensated. However, as a result of (i) the enactment of the Productive Reactivation Law (in the framework of the public emergency), (ii) the subsequent instruction to the Company to refrain from applying, as from January 1, 2020, the Electricity Rate Schedules Maintenance Agreement entered into between the Company and the National State on September 19, 2019 (the “Electricity Rate Schedules Maintenance Agreement”) and (iii) the prevailing macroeconomic situation, aggravated by the recent effects of COVID-19 outbreak (See “—Developments relating to the novel coronavirus may have a material adverse impact on our business operations, financial condition or results of operations.”), we may not have the ability to raise the funds necessary to repay our commercial debt with CAMMESA.

 All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon the occurrence of any such events

As of the date of this annual report, U.S.$132.6 million of our financial debt was represented by our Senior Notes due 2022 (the “Senior Notes due 2022”). Under the indenture for the Senior Notes due 2022, certain expropriation and condemnation events with respect to us may constitute an event of default, which, if declared, could trigger the acceleration of our obligations under the notes and require us to immediately repay all such accelerated debt. In addition, all of our outstanding financial indebtedness contains certain events of default related to bankruptcy and voluntary concurso preventivo. If we are not able to comply with certain payment obligations as a result of our current financial situation and if the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even us, could file for our bankruptcy, or we could file for a voluntary concurso preventivo. In addition, all of our outstanding financial indebtedness also contains cross-default provisions or cross-acceleration provisions that could cause all of our debt to be accelerated if the debt containing expropriation or bankruptcy and/or reorganization proceeding events of default goes into default or is accelerated. In such a case, we would expect to actively pursue formal waivers from the corresponding financial creditors to avoid such potential situation, but in case those waivers are not timely obtained and immediate repayment is required, we could face short-term liquidity problems, which could adversely affect our results of operations and cause the market value of our ADSs and Class B common shares to decline.

We may not have the ability to raise the funds necessary to finance a change of control offer as required by the Senior Notes due 2022

As of the date of this annual report, U.S.$132.6 million of our financial debt is represented by the Senior Notes due 2022. Under the indenture for the Senior Notes due 2022, if a change of control occurs, we must offer to repurchase any and all such notes that are outstanding at a purchase price equal to 100% of the aggregate principal amount of such notes, plus any accrued and unpaid interest thereon and additional amounts, if any, through the purchase date. We may not have sufficient funds available to us to make the required repurchases of the Senior Notes due 2022 upon a change of control. If we fail to repurchase such notes in circumstances that may constitute an event of default under the indenture, which may in turn trigger cross-default provisions in other of our debt instruments then outstanding, our results of operations could be adversely affected and the market value of our ADSs and Class B common shares could decline.

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

Cybersecurity events, such as a cyber-attack could adversely affect our business, financial condition, results of operations and cash flows

We depend on the efficient and uninterrupted operation of internet-based data processing communication and information exchange platforms and networks , including administrative and business related systems (such as Supervisory Control and Data Acquisition (“SCADA”) and DCS Software, Inc. (“DCS”)). Cybersecurity risks have generally increased in recent years as a result of the proliferation of new technologies and the increased sophistication and activities of cyber-attacks. Through part of our grid and other initiatives, we have increasingly connected equipment and systems to the internet. Due to the critical nature of our infrastructure and the increased accessibility enabled through connection to the internet, we may face a heightened risk of cybersecurity incidents such as computer break-ins, phishing, identity theft and other disruptions that could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure. In the event of a cyber-attack, we could have our business operations disrupted, property damaged and user information stolen; experience substantial loss of revenues, response costs and other financial loss; and be subject to increased regulation, litigation and damage to our reputation. In addition, while we have not experienced any loss related to cybersecurity events, contingency plans in place may not be sufficient to cover liabilities associated with any such events and therefore, applicable insurance coverage may be deemed inadequate, preventing us from receiving full compensation for the losses sustained as a result of such a disruption. Although we intend to continue to implement security technology devices and establish operational procedures (such as, our Disaster Recovery Plan, which aims to respond and recover business’ core applications in the event of serious incidents) to prevent disruption resulting from, and counteract the negative effects of cybersecurity incidents within the next three years, it is possible that not all of our current and future systems are or will be entirely free from vulnerability and these security measures will not be successful. Accordingly, cybersecurity is a material risk for us and a cyber-attack could adversely affect our business, results of operations and financial condition.

Risks relating to our ADSs Class B common shares

Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions on, and the proceeds of any sale of, the Class B common shares underlying the ADSs, which could affect the market value of the ADSs

The Argentine Government has reestablished restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Conversion of dividends, distributions, or the proceeds from any sale of shares from Pesos into U.S. Dollars, as well as the transfer of those funds abroad is strongly limited. See “Item 10. Additional Information—Exchange Controls”. Future restrictions on foreign exchange market access, other than those already imposed, may affect even more the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from Pesos into U.S. Dollars and the remittance of such U.S. Dollars abroad. Also, certain of our indebtedness includes covenants limiting the payment of dividends. We cannot assure you that the Argentine Government will not take new measures or deepen those already established in the future. The depositary for the ADSs may hold the Pesos it cannot otherwise convert for the account of the ADS holders who have not been paid. Any future adoption by the Argentine Government of constraints on the movement of capital out of Argentina may deepen the restrictions on the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs, and may adversely affect the market value of our Class B common shares and ADSs.

Our shareholders’ ability to receive cash dividends may be limited

According to current regulations, transfer of funds abroad in order to pay dividends does not require Central Bank approval, to the extent such dividend payments are made in compliance with the requirements set forth in article 3.4 of Communication “A” 6844 issued by the Central Bank. (Please see “Item 10 - Additional Information—Exchange Controls”). Our shareholders’ ability to receive cash dividends may be limited by the ability of the depositary to convert cash dividends paid in Pesos into U.S. Dollars. Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the common shares underlying the ADSs into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If this conversion is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, shareholders may lose some or all of the value of the dividend distribution. We cannot assure you that your ability to receive dividends, as an ADSs holder, will not be affected due to current or future regulations, and that the Argentine Government will not adopt new measures or deepen those already implemented, which could result in more restrictions on the access to the foreign exchange market.

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

Item 4.         Information on the Company

Recent Developments in Argentina – Measures Designed to Address the COVID-19 Outbreak

In late December 2019, a notice of a pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. On March 11, 2020, the World Health Organization characterized the COVID-19 as a pandemic. Several measures have been undertaken by governments of the countries where the coronavirus has affected broad swathes of the population, such as the countries of the European Union, the United Kingdom, the United States of America, South Korea and Japan, among others, to control the coronavirus, including mandatory quarantines, travel restrictions to and from the above listed countries by air carriers and foreign governments. As of April 23, 2020, Argentina identified 3,435 confirmed cases of coronavirus, of which 165 were fatal. To date, Argentina has adopted several measures in response to the COVID-19 outbreak in the country aimed at preventing mass contagion of Argentine residents and the overcrowding of the Argentine health service, which include:

•

February 26—March 12, 2020: screening of passengers at airports; mandatory isolation for 14 days of persons with suspected or confirmed cases of COVID-19, persons in close contact with suspected or confirmed cases of COVID-19 and persons arriving or recently arrived from affected zones; closure of activities with large crowds; prohibition of audience attendance to sport events;

•

March 13—March 15, 2020: stricter surveillance of Argentine borders; suspension of flights by various airlines and adoption of regulations to coordinate repatriation flights for Argentine residents abroad; prohibition to access national parks and protected areas; schools and universities shutdown (which remain open for food aid and administrative purposes);

•

March 16—March 18, 2020: closure of Argentine borders; suspension of domestic flights and long-distance trains and buses operations; suspension of the national soccer league; temporary work leaves for pregnant women, people older than 60 years and other persons considered at special risk upon infection; authorization for federal public employees to work remotely (except for employees providing essential services); promotion of home office policies in the private sector and beginning of construction of eight modular hospitals;

•	March 19, 2020: imposition of a nation-wide mandatory lockdown, where exceptionally essential transit is permitted; deployment of security forces for lockdown enforcement;
•	March 20—April 13, 2020: assistance to Argentine residents abroad; extension of nation-wide lockdown until May 10, 2020.

Simultaneously, the Argentine Government has announced and is implementing a several stimulus measures to limit the effects of the COVID-19 outbreak on the economy, including the following:

•	a one-time Ps.3,100 cash payment to recipients of the universal child allowance;

•

a one-time Ps.3,000 cash payment to retirees receiving minimum benefits (currently  Ps.15,892) and those that receive above the minimum but less than Ps.18,892, which covers approximately 4.6 million retirees;

•	a one-time Ps.10,000 cash payment which will be granted to approximately 7,785,000 to unemployed persons and persons employed informally, among other socially vulnerable persons;
•	a capital spending program on infrastructure, education and tourism for approximately Ps.100 billion;
•	a payment exemption of employers’ contributions for companies in vulnerable industries, and an increase of unemployment insurance and salaries subsidies;
•	subsidized loans to small- and medium-sized companies via the financial system of approximately Ps.30 billion for working capital;
•	a 40% increase in the budget allocation for capital expenditures, mainly in road infrastructure, housing and school construction; and
•	a financial assistance program for the provinces for an amount up to Ps. 120 billion (Programa Para la Emergencia Financiera Provincial) created to provide financial relief to the provinces.

Other measures adopted by the Argentine Government to mitigate the effects of the COVID-19 outbreak in the economy include the following:

•

a 180-day period where the suspension of the following services is not permitted upon the beneficiary’s failure to pay less than three consecutive invoices from March 1, 2020: electric energy, natural gas through pipeline, running water, fixed telephony, mobile telephony, Internet and cable television services. This measure is only applicable to certain users identified in the decree adopting it. Specifically, regarding electric energy, users that have prepaid systems, shall be provided with the service even if they fail to make the corresponding recharges; additionally, through Resolution No.173/2020, in force as of April 18, 2020, the Ministry of Productive Development sets forth that electricity distribution services, among others, shall be payable in 30 monthly, equal and consecutive installments, the first one being due on September 30, 2020 (notwithstanding the possibility for customers to pay invoices before or through a less number of installments). This resolution is of limited application to a specific group of clients detailed in the resolution. Furthermore, the financing can also be applied to the purchase of energy that the Company makes to the MEM associated to these consumptions.

•	the suspension of certain penalties and disqualifications applicable to checking accounts with insufficient funds until April 30, 2020;
•	deferral of principal or interest payments in respect of any financing (excluding credit cards) given by local financial entities, due between April 1, 2020, and June 30, 2020;
•	the prices freezes as of March 6, 2020, for certain essential goods such as food, personal care, medicines and medical products for a 30-day period;
•	lease prices freeze and evictions suspension until September 30, 2020;
•	prohibition to dismiss employees without cause and dismiss and suspend employees due to work slowdown or force majeure for a 60-day period beginning March 31, 2020.

Specifically, regarding corporate matters, the Public Registry of Commerce (Inspección General de Justicia, the “IGJ”) issued Resolution No. 11/2020 by means of which, subject to the compliance of certain conditions, companies are authorized to carry out board meetings and shareholders meetings through digital or electronic means or platforms during the mandatory isolation period. Consistently, the CNV issued Resolution No. 830/2020 which establishes that companies that are under CNV’s control are authorized to hold long distance shareholders’ and board of directors’ meetings during the mandatory isolation.

 History and Development of the Company

Empresa Distribuidora y Comercializadora Norte S.A.(Distribution and Marketing Company of the North S.A.), or Edenor, is a public service company incorporated as a sociedad anónima (stock corporation) under the laws of Argentina. Our principal executive offices are located at Avenida del Libertador 6363, 4° floor, City of Buenos Aires, C1428ARG, Argentina, and our general telephone number at this location is +54 11 4346 5000.

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

In June 1996, our shareholders approved the change of our name to Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) to more accurately reflect the description of our core business. The amendment to our by–laws related to our name change was approved by the ENRE and registered with the IGJ in 1997.

In 2001, EDFI acquired, in a series of transactions, all of the shares of EASA held by EASA’s other shareholders, ENDESA Internacional, YPF S.A. and SAUR. As a result, EASA became a wholly–owned subsidiary of EDFI. In addition, EDFI purchased all of our Class B common shares held by these shareholders, increasing its direct and indirect interest in us to 90%.

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

In September 2005, Dolphin Energía S.A. (“Dolphin Energía”) and IEASA acquired an indirect controlling stake in our company from EDFI. Dolphin Energía and IEASA were at the time of such acquisition controlled by the principals of Grupo Dolphin, an Argentine advisory and consulting firm that carries out private equity activities. On September 28, 2007, Pampa Energía S.A. (“Pampa Energía”, “PESA” or “Pampa”) acquired all the outstanding capital stock of Dolphin Energía and IEASA from the then current shareholders of these companies, in exchange for common stock of Pampa Energía.  As a result of several acquisitions made by Pampa since 2006, it is currently the largest independent energy integrated company in Argentina and, directly and/or through its subsidiaries and joint controlled companies, Pampa participates in the electricity and gas value chains.

In April 2007, we completed the initial public offering of our Class B common shares, in the form of shares and American depositary shares, or ADSs. We and certain of our shareholders sold 18,050,097 ADSs, representing 361,001,940 Class B common shares, in an offering in the United States and elsewhere outside Argentina, and our Employee Stock Participation Program sold 81,208,416 Class B common shares in a concurrent offering in Argentina. Our ADSs are listed in the NYSE under the symbol “EDN,” and our Class B common shares are listed on the Buenos Aires Stock Exchange (“BASE”) under the same symbol. We received approximately U.S.$61.4 million in proceeds from the initial public offering, before expenses, which we used to repurchase a part of our then outstanding debt. Following the initial public offering, Pampa continues to hold 51.79% of our common shares, and approximately 15.14% are held by the public. See “Item 7. Major Shareholders and Related Party Transactions”.

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

On August 24, 2018, the Company was notified of the registration by the IGJ of: (i) the merger of EASA (the parent company of Edenor) and IEASA (the parent company of EASA), with and into CTLL, as the absorbing and surviving company of both; and (ii) the merger with and into Pampa, as the absorbing and surviving company, of CTLL, BLL, CTG, Eg3 Red, INNISA, INDISA, IPB, PPII and PEPASA, as the absorbed companies. As a result thereof, Pampa became the direct controlling company of Edenor.

Business Overview

We believe we are the largest electricity distribution company in Argentina and one of the largest in Latin America in terms of number of users and electricity sold (both in GWh and in Pesos) in 2019. We hold a concession to distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and in the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately 9 million people. As of December 31, 2019, Edenor served 3.1 million users. The following table shows the percentage of the electricity produced and sold by generating companies that was purchased by us in the periods indicated:

Year	Electricity demand(1)	Edenor demand(2)	Edenor´s demand as % of total demand
2017	132,426	25,950	19.6%
2018	132,925	25,906	19.5%
2019	128,880	24,960	19.4%

Source: CAMMESA

(1)     Demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).

(2)     Calculated as electricity purchased by us and our wheeling system users.

Edenor Concession

Edenor’s concession is currently set to expire on August 31, 2087, for a term of 95 years, and may be extended for one additional 10-year period if Edenor requests the extension at least 18 months before expiration. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of ten years each. At the end of each management period, the Class “A” shares representing 51% of the share capital of Edenor, currently held by Pampa, must be offered for sale through a public bidding. If Pampa makes the highest bid, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if Pampa is not the highest bidder, then the bidder who makes the highest bid shall pay Pampa the amount of the bid in accordance with the conditions of the public bidding. The proceeds from the sale of the Class “A” shares will be delivered to Pampa after deducting any amounts receivable to which the grantor of the concession may be entitled. The first management period commenced on February 1, 2017 and is estimated to end on March 1, 2022.

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

The Company is subject to the terms of its Concession Agreement and the provisions of the regulatory framework comprised Laws No. 14,772, 15,336 and 24,065, resolutions and regulatory and supplementary standards issued by certain authorities. Thus, the Company is responsible for the distribution and sale of electricity as a public service with a satisfactory quality level pursuant to the requirements set forth in the aforementioned Concession Agreement and regulatory framework.

Failure to comply with the established guidelines may result in the application of fines, based on the economic damage suffered by the user at the time service was provided in an unsatisfactory manner, which will be determined in accordance with the methodology stipulated in the Concession Agreement. The ENRE is the regulatory authority responsible for enforcing the pre-established guidelines.

Geographic Exclusivity

Our concession gives us the exclusive right to distribute electricity within our concession area during the term of our concession. Under our concession, neither the national nor the provincial or local Governments may grant further concessions to operate electricity distribution services within our concession area. In that respect, we are obligated to satisfy all of the demand for electricity originated in our concession area, maintaining at all times a service quality standard that has been established in our Concession Agreement. This geographic exclusivity may be terminated in whole or in part by the Argentine Government if technological changes make it possible for the energy distribution industry to evolve from its present condition as a natural monopoly into a competitive business. However, the Argentine or the Provincial Government may only exercise its right to alter or terminate our geographical exclusivity at the end of each management period under our concession, by prior written notice at least six months before the expiration of the corresponding management period.

The electricity distribution and sale service is provided exclusively to all the users connected to the network within the area comprised the following:

Region I: City of Buenos Aires, the area encompassing Dock "D", “unnamed street”, path of the  Autopista Costera (coastline highway), extension of Pueyrredón Ave., Córdoba Ave., Ferrocarril San Martín railway tracks, General San Martín Ave., Zamudio, Tinogasta, General Paz Ave. and Río de La Plata river, and Province of Buenos Aires, the districts of San Martín, Tres de Febrero, San Isidro and Vicente López.

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

In the framework of such agreement, on May 9, 2019, the Federal Government, the City of Buenos Aires and the Province of Buenos Aires entered into the Agreement on the Implementation of the Transfer of Jurisdiction (the “Transfer Agreement”), which became effective on October 2, 2019, after obtaining the approval of the legislature of the City of Buenos Aires and the Provincial Executive Branch, pursuant to which the City of Buenos Aires and the Province of Buenos Aires jointly assumed, as from the date of effectiveness, the regulation, control and the capacity as grantors over the distribution service granted to Edenor under the Concession Agreement. Furthermore, it is provided that (i) the Concession Agreement and also the national regulations issued by both the Energy Secretariat and the ENRE will remain in full force and effect until the effective date of the transfer occurs pursuant to the applicable regulatory framework; and (ii) that the pledge of the Class “A” shares, duly pledged as collateral to secure the performance of the obligations assumed by the holder of the concession and/or the majority shareholders under the Concession Agreement, is assigned on an undivided basis by the Federal Government to the City of Buenos Aires and the Province of Buenos Aires.

The Company was notified of and assented to the arrangement made by the Federal Government and the new grantors of the concession with respect to the Transfer Agreement and undertook both to indemnify them against any claims and to obtain the agreement of the majority of its shareholders. The Transfer Agreement was ratified by the Provincial Executive Power and the City of Buenos Aires’ Legislative Power.

Furthermore, in the context of the change of jurisdiction and as a condition for the transfer, on May 10, 2019, the Company and the Energy Government Secretariat, on behalf of the Federal Government, entered into the Agreement on the Regularization of Obligations, putting an end to the mutual pending claims originated in the 2006-2016 Transitional Tariff Period.

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

In addition, Clause 22.1 of the Adjustment Agreement required us, our shareholders and former shareholders to suspend all claims and legal proceedings (including arbitration actions) in administrative, state or federal courts located in Argentina or abroad, that were related to measures adopted with respect to the Concession Agreement, derived from the emergency situation declared by the Public Emergency Law. After the completion of the RTI, we and our shareholders and former shareholders were also obligated to completely waive and desist from all of the above-mentioned claims and legal proceedings. All proceedings related to circumstances supervening the above described situations, or that were not related to the consequences of the Public Emergency Law, were expressly excluded. If our shareholders or former shareholders had not desisted from these claims, the Argentine Government would have the right to foreclose on the pledge of our Class A common shares and sell these shares to a third-party buyer. If the Company or any shareholder or former shareholder re-established or initiated a new claim, we would have the obligation to hold the Argentine Government harmless in respect of amounts it could be required to pay pursuant to such claims. EDFI and Pampa suspended all such claims against the Argentine Government as part of the Adjustment Agreement and, in connection with its sale of its controlling stake in Edenor, EDFI agreed to withdraw its claims against the Argentine Government before the ICSID at the request of Dolphin Energía.

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

Quality Standards

Service quality

Pursuant to our concession, we are required to meet certain levels of technical quality of the product delivered (voltage level and waveform) and the service provided (frequency and duration of interruptions). With the adoption of the new Sub-Annex IV which has been in force since March 2017 and the start of the RTI’s five-year period (2017-2021) (the “RTI Five-Year Period”), the admissible disruptions gaps in the voltage level may not exceed the following percentages:

High voltage	‑5.0% to +5.0%
Overhead network (medium or low voltage)	‑8.0% to +8.0%
Buried network (medium or low voltage)	‑8.0% to +8.0%
Rural	‑8.0% to +8.0%

  The concession granted to Edenor stipulates that fines will be applied when registered stress sets exceed the preceding limits for more than 3% of the total measurement time (5% for the case of measurements of perturbations to the waveform). The penalty rate for each kWh delivered in poor conditions depends on the magnitude of the setback with respect to the rated voltage and follows a quality path that increases that rate over the RTI Five-Year Period. For the particular case of voltage set-offs in selected points, regulation provides for an increase in the bonuses to be credited by the customer in case the set-off outside the tension limits persists over time. Fines are credited to the invoice of the affected user.

The technical service quality levels set out in Edenor’s concession refer to the frequency and duration of interruptions. It will be sufficient for one of the limits to be exceeded for the penalized time of said interruption and the rest computable interruptions to be included in the calculation of the bonuses. During the RTI Five-Year Period, the quality requirement is also increased by the percentage of the cost of unsupplied energy corresponding to the customer's tariff based on the semester of the five-year period and the penalized duration of the interruption. In the event of an extraordinary impact on the provision of the service (i.e., 70,000 or more affected customers for five or more days in a row) special compensation is provided for the T1R customers affected during those periods for more than the time limit for the corresponding semester of the five-year period.

Additionally, through Resolution No. 198/2018, the ENRE established additional penalties of 300 or 600 kWh per user depending on the Feeder Six-Month Track Factor (Factor de Sendero Semestral del Alimentador or “FSSA”) and the Consumer Six-Month Track Factor (Factor de Sendero Semestral de Usuario or “FSSU”) as from the fourth six-month period of the RTI Five-Year Period, which commenced in September 2018. The penalties that may eventually be applied must be calculated and reported to the ENRE within 120 calendar days from the end of the six-month control period and deposited in an escrow account.

The following table indicates the stipulated levels for the frequency and duration of interruptions per customer during the first semester of the RTI Five-Year Period:

Category of user	Frequency of interruptions (maximum number of interruptions per six month period)	Duration of interruption (maximum amount of time per interruption) (1)
High voltage	6	4 hours
Medium voltage	8	6 hours
Low voltage: (small and medium demand)	12	20 hours
Large demand	12	12 hours

_______________________

(1)         Interruptions of less than three minutes are not recorded.

The values for the final semester of the RTI Five-Year Period are as follows:

User category	Frequency of interruptions (maximum number of interruptions per semester)	Interrupt duration (maximum amount of Time per interruption)(1)
High Voltage	3	2 hours
Medium Voltage	4	3 hours
Low Voltage: (Small and Medium Demands)	6	10 hours
Big Demands	6	6 hours

(1) Interruptions of less than or equal to three minutes are not recorded

The convergence of the permissible frequency and time limits between the initial semester and the final semester of the RTI Five-Year Period follows the quality path set out in the new Sub-Annex IV of the concession (pursuant to ENRE Resolution No. 63/2017 and amendments).

The regulation for the RTI Five-Year Period also sets quality levels for SAIFI/SAIDI indicators per district/commune (City of Buenos Area). These limits also vary across the aforementioned quality path. The setting-off of these limits, results, approximately, in a semi-annual factor per district or commune that increases or decreases the individual bonuses of customers belonging to the same district or commune.

Interruptions of less than or equal to three minutes and those attributable to force majeure events are not counted against individual time or frequency limits. The regulation for the RTI Five-Year Period also provides that interruptions linked to Medium Voltage/Low Voltage (“MV” and “/LV”, respectively) service improvement works or particular weather events affecting between 100,000 and 400,000 users in 24 hours may be excluded from the calculation of individual bonuses. However, such interruptions cannot be excluded from the calculation of SAIFI/SAIDI indicators per district/commune (City of Buenos Aires).

It is also envisaged that during the RTI Five-Year Period both the cost of unsupplied energy (quality of service) and the cost of energy delivered in poor conditions (product quality) will be updated each time changes in the Value-Added for Distribution (VAD) occur, taking into account the adjustments granted and earned accumulated as of the first day of the corresponding control period. During each control period, the two energy cost values determined above will remain constant.

The following table sets forth the average of frequency and duration (SAIDI and SAIFI) of interruptions to our service in the periods indicated:

	Year ended December 31,
Per customers	2019	2018	2017	2016
Average frequency of interruptions (times)	6.15	6.94	9.02	8.67
Average duration of interruption (hours)	15.94	22.65	27.55	25.84

In addition, to meet required quality levels, we must comply with certain operational requirements related to the quality of our commercial services, safety in public streets, data gathering and processing (including through reports that must be submitted to ENRE for supervision and control) and other contractual requirements related to our environmental management plan and the claims filed with ENRE by users which have been resolved after the established period.

Product quality

As of December 31, 2019, product quality regulations that established a quality track for the RTI Five-Year Period remain effective, and establish voltage deviation limits for MV and LV supplies at a unified value of 8%, 5% exclusively for High Voltage (“HV”), and the cost of energy delivered in bad conditions at incremental values throughout the track for both voltage levels and disturbances.

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

The following table shows the adjustments to Edenor’s standalone accruals for ENRE fines and penalties, including current fines and penalties and adjustments to past fines due to increases in our tariffs pursuant to the Adjustment Agreement, for the periods specified:

	Year ended December 31,
	(in millions of Pesos)
	2019	2018	2017
Accruals at beginning of year	10,660.9	9,477.2	10,012.3
ENRE Fines and Penalties	1,124.4	5,660.6	1,798.2
Quality of Technical Service	(3,048.1)	2,315.9	547.7
Quality of Technical Product	(715.9)	342.3	(1.2)
Quality of Commercial Service	943.7	1,473.1	274.5
Public Safety	(897.1)	970.1	556.2
Transport Technical Function	(4.5)	(2.3)	4.2
Reporting Violations	(483.3)	219.6	351.1
Non-compliance with the investment plan	-	213.3	-
Others	(109.1)	128.6	65.7
Agreement on the Regularization of obligations	5,438.7	-	-
Payments of the year	(896.6)	(806.6)	(248.4)
Quality of Technical Service	(299.8)	(616.9)	(164.5)
Quality of Technical Product	(67.6)	(21.4)	(9.8)
Quality of Commercial Service	(282.3)	(49.4)	(74.1)
Public Safety	(246.9)	(118.9)	-

Result from exposure to inflation for the year	(3,569.7)	(3,670.3)	(2,084.9)
Accruals at year‑end	7,319.0	10,660.9	9,477.2

Note: The facts or events that generated the amounts charged in each period may have occurred in prior periods and not necessarily in the period in which the charge is made.

Our fines and penalties imposed on us by the ENRE amounted to Ps.1,124.4 million and Ps. 5,660.6 million as of December 31, 2019 and 2018, respectively.

As of December 31, 2019, total accrued fines and penalties imposed on us amounted to Ps.7,319.0 million, of which Ps.2,269.7 million (including accrued interest) corresponded to penalties accrued but not yet imposed on us and Ps. 5,049.3 million (including accrued interest) correspond to penalties imposed on us but not yet paid.

Additionally, pursuant to Note No. 125,248 dated March 29, 2017, the ENRE set the new penalty determination and adjustment mechanisms in relation to the control procedures, the service quality assessment methodologies, and the penalty system applicable as from February 1, 2017 for the 2017 – 2021 period established by ENRE Resolution No. 63/17.

In accordance with the provisions of Sub-Appendix XVI to such Resolution, the Company is required to submit within a term of 60 calendar days, the calculation of global indicators, interruptions for which force majeure has been alleged, the calculation of individual indicators, and shall determine the related discounts, crediting the amounts thereof within 10 business days. In turn, the ENRE will examine the information submitted by the Company, and in the event that the crediting of such discounts is not verified, it will impose a fine, payable to the Federal Government, for an amount equivalent to twice the value of the original amount that should have been recorded.

In this regard, the ENRE has implemented an automatic penalty mechanism so that the discounts on account of deviations may be credited to customers within a term of 60 days as from the end of the relevant six-month period.

The penalty system provides that penalties are updated in accordance with the variation of distributor’s CPD or by the energy tariff average price as the case may be. Subsequently, through different resolutions concerning penalties relating to the commercial service and the safety on streets and public spaces, the ENRE provided for the application of increases and adjustments, applying for such purpose a criterion different from the one applied by the Company.

Additionally, and following the completion of the RTI process, the ENRE regulated and/or issued new penalty procedures, such as:

✓	ENRE Resolution No. 118/18: It regulated the compensation for extraordinary service provision interruptions.
✓

ENRE Resolution No. 170/18: It regulated the Penalty System for Deviations from the Investment Plan, whereby real investments are compared to the annual investment plan submitted by the Company, and the investment plan carried out for the five-year period is assessed against the five-year plan proposed in the RTI.

✓	ENRE Resolution No. 198/18: New Supplementary Penalty Procedure of Technical Service Quality, which penalizes deviations from quality parameters at feeder level.
✓	ENRE Resolution No. 91/18: Through the filing of charges, the ENRE informs Edenor about the penalty procedure to be applied for failure to comply with meter-reading and billing time periods.
✓

ENRE Resolution No. 5/19: Through the filing of charges, the ENRE notifies Edenor about the penalty system to be applied for failure to comply with customer service timing requirements in commercial offices (Intelligent Routing and Customer Service System – Sistema Inteligente de Direccionamiento y Atención de Usuarios (SIDyAA))

The effects of the resolutions detailed above were quantified by the Company and recognized as of December 31, 2019, without implying consent to the criteria applied.

On May 10, 2019, the Company and the Energy Government Secretariat, on behalf of the Federal Government, entered into the Agreement on the Regularization of Obligations. By virtue of this agreement, the Company (i) undertook to pay users certain penalty and compensation amounts relating to the 2006-2016 period; and (ii ) agreed to make investments, in addition to those agreed upon in the RTI, to contribute to improve the reliability and safety of the service. In return, the Federal Government partially recognized the claim duly made by the Company, by fully offsetting pending obligations and cancelling penalties payable to the National Treasury.

Accordingly, based on the terms of the second clause of the aforementioned agreement, the Company recorded, as of December 31, 2019, the update of the amounts related to “penalties to be used for investments” for a total of Ps.1,468 million, amounting to a total liability (pending of application) of Ps.4,648 million, which was allocated as financial interest.

Finally, in accordance with the Electricity Rate Schedules Maintenance Agreement and in the context of the Productive Reactivation Law, it was agreed that the Company will maintain the quality of the service and comply with the quality parameters set forth in the Concession Agreement, and that the payment of any penalty is postponed until March 1, 2020 and will be paid in 6 installments at its original value plus any adjustments that may apply at the time of payment.

Disruptions

As mentioned above, on May 10, 2019, the Company and the Energy Government Secretariat, on behalf of the Federal Government, entered into the Agreement on the Regularization of Obligations. By virtue of this Agreement, the Company undertook to pay users certain penalty and compensation amounts relating to the 2006-2016 period; and agreed to make investments, in addition to those agreed upon in the RTI. Furthermore, the Company waived any rights to which it may be entitled and abandoned any actions against the Federal Government.

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

Edenor Network

As of December 31, 2019, the system through which the Company supplies electricity comprises 79 HV/HV, HV/HV/MV and HV/MV transformer substations, which represents 18,999 MVA of installed power and 1,529 kilometers of 220 kV, 132 kV and 27.5 kV high-voltage networks. The MV/LV and MV/MV distribution system comprises 18,484 MV/LV transformers, which represents 8,817 MVA of installed power, 11,454 kilometers of 33 and 13.2 kV medium-voltage lines, and 27,505 kilometers of 380/220 V low-voltage lines.

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

The transmission and distribution system, together with Edesur S.A. and Edelap S.A.’s systems, form the Greater Buenos Aires system that is operated by SACME, a company jointly controlled by the Company and Edesur S.A. SACME is responsible for the management of the high-voltage regional distribution in the Buenos Aires metropolitan area, coordinating, controlling and supervising the operation of the generation, transmission and distribution network in the City of Buenos Aires and the Buenos Aires metropolitan area, including coordination with the SADI in the Company’s and Edesur’s concession areas.

The Company distributes energy from the high/medium voltage substations through the primary 13.2kV and 33kV system to a secondary 380/220 V low-voltage system, distributing the electricity to final users with varied voltage levels depending on their requirements. In exceptional cases, certain users are supplied with power at higher voltages.

The following main works were performed in 2019:

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

In 2019, to improve service quality and meet the growth in demand, the following significant works were carried out in the HV network, among others:

▪	Putting into service the expanded 500/220 kV Rodriguez Substation, with a new 800 MVA transformer bank;
▪	Putting into service a new 220/132 kV - 300 MVA transformer in Edison Substation and a new 11 km-long 220 kV electrical transmission line that links Malaver and Edison Substations;
▪

Replacement of an 8 km-long section of 132 kV three-phase oil-paper cable with an XLPE-type dry cable in one of the electrical transmission lines that link Malaver and Munro Substations. Continuation of replacement works of the second electrical transmission line, which is expected to be put into service in the third quarter of 2020;

▪

Continuation of works to link the José C. Paz Substation with the Morón – Matheu Substations’ 132 kV electrical transmission lines. The first stage of the project is expected to be put into service in the third quarter of 2020.

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

In 2019, some of the main works performed were:

▪	Putting into service a new 132/13.2 kV - 80 MVA transformer in Ramos Mejía Substation with part of the new 13.2 kV switchboard;
▪	Replacement of two 132/13.2 kV - 40 MVA transformers in Paso del Rey Substation with two 132/13.2 kV - 80 MVA transformers;
▪	Replacement of two 132/13.2 kV - 40 MVA transformers in Altos Substation with two 132/13.2 kV - 80 MVA transformers;
▪	Replacement of two 132/13.2 kV - 20 MVA transformers in Puerto Nuevo Substation with two 132/13.2 kV - 40 MVA transformers.

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

In 2019, the following works were performed, among others:

▪	Installation of 36 new feeders in new and existing Substations;
▪	Closure between Substations’ MV feeders and installation of 506 new MV/LV transformer centers and 547 power increases, which resulted in a net increase of installed power capacity of 413 MVA.

Network improvement

The improvements made to the networks in 2019 comprised all voltage levels. The most significant improvements are:

•	High-voltage network: replacement of 132 kV and 220 kV disconnectors. Replacement of 132 and 220 kV line protection switchboards.
•

Medium-voltage network: replacement of circuit breakers in substations and installation of internal arc protections in switchboards. Putting into service of a new switchboard in Migueletes substation and continuation of assembly works for a new switchboard in the Del Viso substation. Significant replacement of old technology in the underground network, change of medium and low-voltage transformers, and change of equipment in transformer centers.

•	Low-voltage network: replacement of the underground and overhead network. Reinforcement of the network with product quality problems.

Information Technology and Telecommunications

The Company operates in a dynamic industry with many business challenges. To address these challenges, the Company has continued to make progress through the strategic transformation of its Information Technology and Telecommunications function.

In 2019, we began to implement the multi-year plan developed with the consulting firm Bain & Company, the purpose of which is that both the technology and the working areas are prepared for the challenges posed by the transformation of Edenor.

Thus, we continued adopting new practices and working methodologies with a cross-company vision of the processes, incorporating and developing new digital skills in the team and making progress in consolidating a flexible and robust technology architecture.

Digital architecture, innovation and processes

We began to implement the new Red Hat Fuse integration platform, addressing as a priority the reengineering of the critical integrations associated with management of street works carried out by the staff. This plan, which is expected to continue in 2020, is currently being developed with excellent results. We have implemented the project adopting agile methods, as part of a pilot plan we launched in 2019 with this and other projects.

One of the tools of the digital transformation strategy is smart metering (smart meters). This tool seeks to integrate smart meters of different manufacturers into our technical and application infrastructure.

In order to address this challenge, we designed a smart meter reference architecture, which represents a comprehensive framework that takes into consideration the technical aspects as well as the decision-making criteria and conceptual framework when implementing technologies, with the aim of ensuring that future trademarks and models of smart meters can integrate swiftly into the infrastructure of our applications.

As regards processes, we implemented, after evaluation and testing, sixteen transactional robots (RPA) that allowed us to automate certain high-volume, repetitive processes, saving approximately 4,000 man-hours per month, in addition to improving the quality of the information.

With regard to our operational model, we put in place a Service Center aimed at improving the efficiency of resources in charge of customer support, incident resolution and everyday technology services, producing a higher quality service, while optimizing response timing and quality.

Commercial Processes

We continued sustaining the development of an increasingly digital relationship with our customers by implementing the new edenordigital, thus migrating to a completely redesigned and new platform from the technological viewpoint, incorporating the possibility of carrying out procedures digitally and facilitating customer self-management. This new technology architecture will enable us to support growth of future applications and functionalities.

Within the framework of the new commercial customer service model, digital experience centers were developed and implemented in some commercial offices, including the installation of 35 live chat sound and video booths and 20 self-service terminals.

We completed the implementation of the new Avaya contact center platform, a project that had begun in 2018. We now have a state-of-the-art omnichannel technology, capable of supporting the growth of digital procedures.

Technical, operating and support processes

In the framework of our strategy towards a new more flexible and robust technology architecture, we migrated our ERP SAP to the Hana database and took it to the cloud. This resulted in an optimization of the back office’s critical processes times, a better user experience and a reduction in infrastructure costs.

With regard to the contractor management model, we carried out an integral review of the supplies management process and implemented a technology solution. This translated into a more accurate inventory in the contractors’ warehouses, avoiding inefficiencies in the stock of supplies and improving supply times. Additionally, we developed a mobile application to manage the contractors’ daily reports, seeking to achieve greater efficiency and higher quality information.

Data

To help drive business decisions, we also took into consideration the development of the governance model and the quality and analysis of data, seeking to introduce more advanced forms of analysis and intelligence practices, including technology tools and the development of analytical competencies.

In this line of action, we implemented several information models that incorporate artificial intelligence (machine learning). In 2019, we applied those models to track energy losses and fraud, predict faults in MV lines, and carry out customer segmentation according to payment behavior.

We also implemented six self-service-focused information models, which permits information to remains available to all areas for them to self-manage when analyzing data.

Additionally, in 2019 we developed ten use cases under the “Data Lab” concept; experimental and multi-disciplinary work teams were formed to answer business-related questions, on the basis of data analysis. In 2020 we will continue building this path as an initiative that promotes the development of analytical skills in the entire organization.

Cybersecurity

While making progress with the development of the multi-year industrial cybersecurity plan, a new infrastructure that manages the separation of the industrial network (SCADA/DMS, among others) and the corporate network was implemented with the aim of preventing unauthorized traffic exchange between both networks and improving responsiveness in the event of a cyberattack.

 The email platform was substantially improved, with capability to not only detect and block known and unknown advanced threats, but also protect our infrastructure from phishing, ransomware and spoofing.

Furthermore, as part of the SAP migration to the cloud project, the new landscape was implemented on AWS (Amazon Web Services), following the best security practices for the design, maintenance and operation of the new infrastructure.

Additionally, we worked on the design of the Disaster Recovery Plan (DRP), seeking to respond and recover in the minimum possible time the business’ core applications in the event of serious incidents.

Infrastructure

Continuing with the development of a future smart grid, fiber optic cables continued to be laid to extend connectivity to transformer centers, substations, buildings and commercial offices, having more than 400 transformer centers connected and increasing the capacity of our own fiber optic network with nearly 1,500 Km in operation.

Moreover, as part of the development of the metering network, we were able to connect to our central systems nearly 2,500 meters distributed throughout the concession area. This implied working on the monitoring, connectivity maintenance, and system integration of all remotely-managed and remotely-read meters.

We implemented a new monitoring service to anticipate anomalies in both remotely-read and smart meters, in edenordigital, and in self-management terminals, among others.

We also put in place an online portal that provides information about the availability level of Edenor‘s services and critical applications.

Users

The following graph shows the evolution of our user base over the last four years:

As of December 31, 2019, Edenor served 3,119,279 users. We define a “user” as one meter.

Edenor Tariff Categories

Edenor classifies its users pursuant to the following tariff categories:

•	Residential (T1-R1 to T1-R9): residential users whose peak capacity demand is less than 10kW. In 2019, this category accounted for approximately 43.1% of our electricity sales.
•	Small commercial (T1-G1 to T1-G3): commercial users whose peak capacity demand is less than 10kW. In 2019, this category accounted for approximately 8.7% of our electricity sales.
•	Medium commercial (T2): commercial users whose peak capacity demand is equal to or greater than 10kW but less than 50kW. In 2019, this category accounted for approximately 8% of our electricity sales.
•

Industrial (T3): industrial users whose peak capacity demand is equal to or greater than 50kW. This category is applied to high-demand users according to the voltage at which each user is connected. The voltage ranges included in this category are the following: (i) Low Voltage (LV): voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV. In 2019, this category accounted for approximately 18% of our electricity sales. This category does not include users who purchase their electricity directly through the WEM under the wheeling system.

•

Wheeling System: large users who purchase their electricity directly from generation or broker companies through the WEM. These tariffs follow the same structure as those applied under the Industrial category described above. As of December 31, 2019, the total number of such large users was 684, and this category represented approximately 18.3% of our electricity sales.

•

Others: public lighting (T1-PL) and shantytown users whose peak capacity demand is less than 10kW. In 2019 this category accounted for approximately 3.7% of our electricity sales. See “Framework Agreement (Shantytowns)”.

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

Additionally, to measure the amount of actual readings for which service is billed, limits of estimated readings have been established in order to maximize user billing on actual readings. The Concession Agreement initially stipulated that the maximum limit of estimates was 8% of the total bills issued. As from the effective date of the RTI, a maximum of 2% of estimated bills over the total number of bills issued for each electricity rate category has been set as a global indicator. The Company complied with this indicator and improved it to an average of less than 1% in 2019.

With more than 17 million annual readings, our meter reading process has an effectiveness percentage in which 94.83 % of the meter readings are billed in first instance, which subsequently directly impacts the quality of the billing: less than 0.08 % of the readings have given rise to a complaint.

Technology adaptations, such as remote meter readings, changes made in procedures, and the opening of new contact channels to coordinate meter readings notably reduced the number of cases that could not be billed in first instance, avoiding estimated consumption. Therefore, the subsequent processes of the commercial cycle have a regular flow; bill distribution tasks are more organized, due dates become more predictable and cash flows predictability is improved.

In 2019, estimated consumption cases accounted for only 0.27% of total consumption billed.

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

Social Tariff

The social tariff applies to the same subcategories of residential rates, for which there is no variable charge for the first 150 KWh of monthly consumption until November 2017. Since December 2017, mechanisms for discounts based on consumption (150 KWh/month at the price) of Stabilized Energy Price (“PEE”) energy, and the second (150 KWh/month at 50% of the PEE) and are differentiated according to whether they generate savings over the same period of 2015, provided for in Resolution of the ENRE No. 603/17. However, since the beginning of 2019, bonuses for savings have been eliminated.

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

Public Lighting (AP):

Public lighting users are billed a monthly variable energy charge based on each unit of energy consumed.

The table below shows the number of Edenor users per tariff category as of December 31, for the years 2019, 2018, 2017 and 2016, respectively:
	As of December 31,
	2019	2018	2017	2016
T1R	2,757,794	2,677,693	2,580,003	2,497,386
T1G	322,255	322,479	328,715	327,198
T2	31,045	31,993	33,426	34,662
T3	6,888	6,876	6,874	6,856
Wheeling system	675	679	706	714
Other*	576	619	605	434
Total	3,119,233	3,040,339	2,950,329	2,867,250

                                * Represents public lighting and shantytown users.

All of the meters are read with portable meter‑reading terminals, either with manual access or optical reading (in the case of electronic meters for T2, T3 and certain T1 users). The systems validate the readings, and any inconsistent reading is checked and/or corrected before billing. Estimates of user usage were significantly reduced as a result of this new billing system. Once the invoices are printed, independent contractors in each operating area, that are subject to strict controls, distribute them.

Slow-Paying Accounts and Past Due Receivables

Pursuant to the Concession Agreement, certain procedures were established to reduce delinquency and enable collection, overseen with strict observance by the Commercial Department.

Municipal accounts make up a significant number of our arrears’ accounts. The methods of collection on such arrears vary for each municipality. One method of collection is to withhold from the municipalities certain taxes collected from the public by us on behalf of the municipalities and using such taxes to offset any past due amounts owed to us by such municipalities. Another method of collection is to enter into refinancing agreements with the municipalities. Such methods significantly reduce the number of arrears accounts.

Our past due receivables increased from Ps.3,031.0 million as of December 31, 2018 to Ps.3,461.4 million as of December 31, 2019, due to socioeconomic situation and the effect of the electricity rate increase applied during 2019, which raised the amount of the average balance per customer. Past due receivables could also be measured as an equivalent of billing days - according to this measure, an increase from 11.64 to 13.89 days is observed.

Throughout 2019, several actions were performed to control the past due receivables, including the following ones:

•         Payment strategies to facilitate new payment channels;

•         Suspension of the electricity supply service to customers with significant outstanding balances;

•         Special notices prompting payment;

•         Personalized calls to negotiate and prompt payment;

•         Sending e-mails informing about unpaid balances;

•         Management and follow-up plans;

•         More flexible payment plans; and

•         Management of inactive accounts, including external collection agencies.

The following graph shows Edenor’s delinquent balances as of December 31, of each year:

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

In 2019, the plan launched in previous years continued to be implemented, substantially increasing the installation of self-managed meters (MIDEs) under a plan that consists of having 250,000 meters in place in 2020. The plan is aimed at normalizing clandestine consumers, inactive customers and chronic delinquent customers. In 2019, 75,160 MIDEs were installed, 57,000 of which are currently operative, reaching 199,728 enabled MIDEs in the entire concession area.

In Regions II and III, new shantytowns were formed while existing shantytowns continued to grow. In 2019, the increase in total losses was mainly due to the theft of energy in these areas.

The installation of the new type of multiple concentric network (MULCON), which had begun by the end of 2018, has continued leveraging MIDE’s functionalities and increasing invulnerability (by adding security to the meter system) in neighborhoods with a high fraud rate.

The following table illustrates our estimates of the approximate breakdown between technical and non-technical energy losses experienced in our concession area for the periods indicated:

	Year ended December 31,
	2019	2018	2017	2016
Technical losses	9.6%	8.4%	8.8%	9.6%
Non technical losses	10.3%	9.8%	8.3%	7.4%
Total losses	19.9%	18.2%	17.1%	17.0%

Framework Agreement (Shantytowns)

On January 10, 1994, the Company, Edesur, the Argentine Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which the Company was to supply electricity to low-income areas and shantytowns (the “Framework Agreement”).

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

On August 3, 2017, an extension to the Framework Agreement until September 30, 2018 was signed, which represents the recognition of revenue relating to the distribution of electricity to low-income areas and shantytowns for the January 1, 2015 - September 30, 2018 period for an amount of Ps.764.5 million.

On May 10, 2019, the Company and the Federal Government entered into an additional addenda to the Framework Agreement, extending the term thereof until May 31, 2019. Additionally, such addenda provided for the following:

•	The Federal Government’s commitment to settle the amounts of its economic contribution for the supply of electricity to shantytowns, after deducting the energy associated with the social tariff;
•

That the Company may assign the receivable amounts recognized by this extension to Edesur. In this regard, the relevant agreement on the assignment of receivables was signed, whereby Edesur, in consideration for the assigned receivables, paid to Edenor Ps.167.8 million.

Consequently, as of December 31, 2019 the Company recognized revenue from the sale of electricity under the Framework Agreement until December 31, 2018 for Ps.470.8 million, which stated in constant values amounts to Ps.591.3 million, and for the first five months of 2019 for Ps.205.5 million, which stated in constant values amounts to Ps.220.2 million, both related to the Federal Government’s participation in the Framework Agreement.

Furthermore, within the framework of the transfer of jurisdiction of the public service of electricity distribution that had been provided for by Law No. 27,467, the Government of the Province of Buenos Aires enacted Law No. 15,078 on General Budget, pursuant to which it set forth that the Province of Buenos Aires would pay as from January 1, 2019 for the low-income areas and shantytowns’ electricity consumption the same amount as the one paid in 2018, and that any amount in excess of that would have to be borne by Municipalities in whose territories the particular shantytowns are located. Such consumption has to be previously approved by the regulatory agencies or local authorities having jurisdiction in each area. In this regard, on November 27, 2019, the Municipality of General San Martín filed a petition with the Supreme Court to obtain a provisional remedy, claiming that the section of Law No. 15,078 that refers to this matter is unconstitutional. As of December 31, 2019, the Company did not recognize revenue for this concept.

Finally, in views of recent measures adopted by national and provincial authorities as of the date of this annual report, including the Productive Reactivation Law, the Company does not know which are the guidelines to be followed concerning the electricity consumption by low-income areas and shantytowns in connection with periods that have not been recognized as well as future periods.

                Insurance

As of December 31, 2019, the Company is insured for partial and total property loss and damage, including those due to floods, fires and acts of nature, up to U.S.$1,604.3 million, with the following deductibles:

▪	transformers, between U.S.$175,000 and U.S.$850,000 (depending on their power level);
▪	equipment of sub-stations (not including transformers), U.S.$75,000;
▪	commercial offices, U.S.$1,500 for each office;
▪	deposits and other properties, U.S.$25,000; and
▪	terrorism risk, U.S.$50,000, being the maximum insured amount of U.S.$7,000,000.

We are also insured against theft of safe-deposit boxes, and cash/valuables in commercial offices and cash/valuables-in-transit for a maximum amount of U.S.$250,000 and U.S.$5,000, respectively, with a deductible of U.S.$250.

In addition, we maintain the following insurances, subject to customary deductibles and the conditions established for each coverage:

▪	Directors and Officers Liability (D&O);
▪	General Liability;
▪	Vehicles;
▪	Environmental insurance (requested by governmental authorities);
▪	Surety insurance (requested by governmental authorities);
▪	Electronic equipment insurance;
▪	Mandatory life insurance for all our employees which is maintained in accordance with Argentine law; and,
▪	Optional life insurances for all our employees.

The Company has been analyzing cybersecurity coverages offered by different insurance companies, which cover the following risks:

▪	Responsibility for data privacy (personal / corporate / contracted companies);
▪	Responsibility for network security;
▪	Responsibility for electronic content;
▪	Cyber extortion;
▪	Loss of digital assets (theft / damage / destruction / data contamination); and
▪	Business interruption

However, there is not yet a company that covers material damage to the property of the insured, as well as damage to third parties or damage to property of third parties, as a result of a cyber-attack.

After a bidding process, none of the insurance company participants has offered a business-interruption coverage. Although, we consider our insurance coverage to be adequate and in accordance with the prevailing standards for the industry, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations. ”

Environmental Management

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

On October 19, 1999, the Argentine Institute of Normalization (Instituto Argentino de Normalización) certified that we have an environmental management system that is in accordance with the requirements of the standards set by the International Standardization Organization (ISO) as specified in its release, ISO 14001/15, which relates specifically to environmental management systems. This certification is reaffirmed on an annual basis, most recently as of November 2019.

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

The new brand and institutional image continued during 2019 and was visible throughout the different levels of the Company’s operations, including the corporate buildings, our commercial offices, corporate vehicles, invoices, among others. The principal actions were:

•

Industrial safety: in November 2019, the Company successfully passed the annual audit conducted by the Argentine Institute for Standardization and Certification (“IRAM”) on the management of Industrial Safety, which allowed it to maintain the OHSAS 18001 certification it had obtained in 2005. In order to comply with these guidelines related to Occupational Health and Safety, the Company performed several activities, resulting in improved accident indicators from 2016 to 2019.

•

Public safety: in 2019 the Company successfully passed the annual audit conducted by the IRAM on the Public Safety System (PSS) according to ENRE Resolution No. 421/11, thus maintaining the related certification.

•

Quality: the Company successfully passed the external maintenance audit of the Integrated Management System (IMS), which was conducted in November 2019.  The certifying entity IRAM highlighted as strengths the technical level and the commitment to service of the interviewed technical staff, as well as the assignment of technology and financial resources to improve the service and the customer service.

•

Environmental management: in 2019, the Provincial Agency for Sustainable Development of the Province of Buenos Aires granted Edenor the environmental clearance certificate, for certain works projects developed in such province.

•

Community actions: in 2019, the Corporate Social Responsibility (CSR) area was created, within the Human Resources Department, with the aim of enhancing and integrating all the actions carried out by Edenor in the communities where we operate. For this purpose, the electricity inclusion project, the Educational Program (“edenorchicos”) and the Scholarship and mentoring program were developed.

•

Sustainable energy: in 2019, Law No. 27,424 on “Program for the Promotion of Distributed Generation of Renewable Energy Integrated in the Public Electricity Grid” was enacted. This law allows users to install in their premises renewable energy generation equipment for self-consumption and sale of generation surpluses injected into Edenor‘s network. On the other hand, we began to implement the first phase of the T3 customer meters modernization plan. This phase consists of replacing 1,000 conventional meters with smart meters. It is expected that the total universe of T3 customer meters will be replaced between 2020 and 2022. Continuing with actions developed to provide medically dependent on power customers with a preferential customer service, we launched a smart meter installation pilot plan for a reduced number of cases (approximately 10 % of the universe). In 2019, we increased the number of remotely-managed MIDEs to a total of 26,000, distributed in 139 transformer centers. Moreover, with the aim of making power outage and restoration detection in sensitive customers more efficient, and building synergy with the smart meter implementation projects, we began to develop tools to achieve an automatic alert generation in such group of customers.

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

(1)       the Secretaría de Energía (the “SE”);

(2)       the ENRE; and

(3)       CAMMESA.

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

Under Law No. 24,065, the ENRE is managed by a five-member board of directors appointed by the Executive Branch of the Argentine Government. Two of these five members are nominated by the Consejo Federal de la Energía Eléctrica (Federal Council on Electricity, or “CFEE”). The CFEE is funded with a percentage of revenues collected by CAMMESA for each MWh sold in the market. Sixty percent of the funds received by the CFEE are reserved for the Fondo Subsidiario para Compensaciones Regionales de Tarifas a Usuarios Finales (Regional Tariff Subsidy Fund for End Users), from which the CFEE makes distributions to provinces that have met certain specified tariff provisions. The remaining forty percent is used for investments related to the development of electrical services in the Argentine provinces.

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

On December 19, 2019, the Executive Branch issued Decree No. 50/19 by means of which it approved the new organizational chart of the national government. According to this decree, the Secretariat of Energy is now part of the Ministry of Production Development, which is in charge of elaborating, proposing and executing the national energy policy.

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

Pursuant to Law No. 27,467, which enacted the 2019 Federal Budget of Expenditures and Resources, the Executive Branch was instructed to promote such actions that may be necessary in order for the electricity distribution companies Edenor and Edesur to become subject to the joint jurisdiction of the Province of Buenos Aires as of and the City of Buenos Aires on January 1st, 2019.

On February 28, 2019, the Federal Government, the Province of Buenos Aires and the City of Buenos Aires entered into an agreement to initiate the process of transferring the public service of electricity distribution, duly awarded under the Concession Agreement by the Federal Government to Edenor, from the jurisdiction of the Argentine Government to the joint jurisdiction of the Province of Buenos Aires and the City of Buenos Aires, with the latter two jointly assuming the capacity as grantors of the concession of the service. The Province of Buenos Aires and the City of Buenos Aires agreed to set up a new bipartite agency in charge of the regulation and control of the distribution service, and the Federal Government agreed to take the necessary steps and carry out the necessary administrative procedures to provide a solution to the pending claims with both distribution companies.

In the framework of such agreement, on May 9, 2019, the Federal Government, the City of Buenos Aires and the Province of Buenos Aires entered into the Transfer Agreement, pursuant to which the City of Buenos Aires and the Province of Buenos Aires jointly assume, as from the date of effectiveness, the regulation, control and the capacity as grantor over the distribution service granted to Edenor under the Concession Agreement]. Furthermore, it is provided that (i) the Concession Agreement and also the national regulations issued by both the Energy Secretariat and the ENRE will remain in full force and effect until the effective date of the transfer occurs pursuant to the applicable regulatory framework; and (ii) that the pledge of the Class “A” shares, duly pledged as collateral to secure the performance of the obligations assumed by the holder of the concession and/or the majority shareholders under the Concession Agreement, is assigned on an undivided basis by the Federal Government to the City of Buenos Aires and the Province of Buenos Aires.

The Company was notified of and assented to the arrangement made by the Federal Government and the new grantors of the concession with respect to the Transfer Agreement and undertook both to indemnify them against any claims and to obtain the agreement of the majority of its shareholders. The Transfer Agreement was ratified by the Provincial Executive Power and the City of Buenos Aires Legislative Power.

Further, with the enactment of the Productive Reactivation Law and the suspension of the transfer of the jurisdiction, the ENRE retained its jurisdiction over the public service of electricity distribution during the term of the emergency as set forth in such law.

Finally, in the framework of the Productive Reactivation Law, the Federal Executive Power was authorized to assume the administrative control of the ENRE and the ENARGAS for a term of one year and, consequently, on March 16, 2020, by means of Decree N° 277/20, the Executive Power intervened the ENRE until December 31, 2020.

The Wholesale Electricity Market

Overview

The former SE established the WEM in August 1991 to allow electricity generators, distributors and other agents to buy and sell electricity in spot transactions or under long-term supply contracts at prices determined by the forces of supply and demand.

The WEM consists of:

•

a term market in which generators, distributors and large users enter into long-term agreements on quantities, prices and conditions. Since March 2013, pursuant to Resolution No. 95/13 of the former SE, all large users have to buy their backup energy from CAMMESA seasonally;

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

Generators

According to a recent report issued by CAMMESA, as of December 31, 2018, there were more than a hundred generation companies, a fewer auto-generation companies, and just a few co-generation companies, most of which operate more than one generation plant in Argentina. As of December 31, 2019, Argentina’s installed power capacity was 39,704 MW, 62% of which derived from thermal generation, 27% from hydraulic generation, 4.4% from nuclear generation and 6.6% from non-conventional sources of energy. Private generators participate in CAMMESA through the Asociación de Generadores de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Generators, or AGEERA), which is entitled to appoint two acting and two alternate directors of CAMMESA.

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

On January 31, 2019, pursuant to ENRE Resolution No. 25/19 the ENRE approved (under the terms of ENRE Resolution No 366/2018) the values of the Company’s Electricity Rate Schedule, effective as from February 1, 2019, and informed the value of the average electricity rate as from February 1, 2019 under the terms of Energy Government Secretariat Resolution No. 366/2018, which modified the prices at which distributors acquire energy in the MEM.

Furthermore, pursuant to Resolution No. 27/19, the ENRE approved the CPD value of February 2019 together with the stimulus factor, which application was deferred until March 2019. Additionally, such Resolution determined the value to be applied for the 36 remaining installments resulting from the gradual application system established in ENRE Resolution No.63/2017, and provided as well that the 50% of the CPD that should have been applied in August 2019, will be recovered in 6 CPD variation-adjusted installments.

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

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. As of December 31, 2019, the stabilization fund balance was approximately Ps.230 billion, resulting from the stabilization fund plus the over expenses of dispatch net of the Argentine treasury contributions. However, if all the funds and accounts of energy and power are considered (including the additional energy, fuel over expenses, quality supply, surplus demand pursuant to Resolution No. 1,281/06 of the SE, WEM, over expense contracts, etc.), this balance is decreased to approximately Ps.226 billion. In this regard, the deficit has been financed by the Argentine Government through nonrefundable loans to CAMMESA over a ten year period, and the same methodology continues to be applied, although the deficit tends to be reduced as a result of the policies implemented by the ME&M.

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

ORGANIZATIONAL STRUCTURE

Edenor is a subsidiary of Pampa Energía, which is the largest independent integrated energy company in Argentina. As of December 31, 2019, Pampa Energía and its subsidiaries were engaged in the generation, distribution and transmission of electricity in Argentina, oil and gas exploration and production, refining and distribution, petrochemicals and hydrocarbon commercialization and transportation in Argentina and, to a lesser extent, in Ecuador and Venezuela.

As of December 31, 2019:

•

the generation installed capacity reached approximately 4,751 MW, with a market share in Argentina of approximately 12%. In addition, Pampa Energía committed to develop projects that it expects will increase its installed capacity by 471 MW, for a total installed capacity of 5,222 MW;

•

the distribution of energy operations supplied electricity to approximately 3,1 million users throughout the northern region of the City of Buenos Aires and the Northwestern Greater Buenos Aires area, making us the largest electricity distribution company in Argentina;

•

the combined oil and gas production in Argentina where Pampa Energía averaged 48.2 thousand barrels of oil equivalent per day, considering continuing operations. Crude oil accounted for approximately 5.1 thousand barrels of oil equivalent per day, while natural gas accounted for approximately 238.4 million standard cubic feet per day, or 43.2 thousand barrels of oil equivalent per day based on a measure of conversion of 6,000 cubic feet of gas per barrel of oil equivalent;

•

the refining and distribution operations based in Argentina, where Pampa Energía has a 28.5% interest in Refinería del Norte S.A. (“Refinor”), which has a commercial network of 90 gas stations located in the Argentine Provinces of Tucumán, Salta, Santiago del Estero, La Rioja, Jujuy, Catamarca and Chaco; and

•

the petrochemicals operations were entirely based in Argentina, where Pampa Energía operated three high-complexity plants producing styrene, styrene butadiene rubber (“SBR”) and polystyrene, with a domestic market share ranging between 89% and 100%.

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

The net book value of our property, plant and equipment as recorded on our financial statements was Ps. 101,298.4 million, Ps. 96,067.6 million and Ps. 87,741.4 million as of December 31, 2019, 2018 and 2017, respectively. For a description of our capital expenditures plan, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Edenor’s Capital Expenditures.”

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

Termination of agreement on real estate property

In November 2015, the Company entered into an agreement with RDSA for the purchase and construction of real estate property for a total of U.S.$46 million (equivalent to Ps.439.3 million according to the effective exchange rate at the time of execution of the purchase agreement). The Company purchased the real estate property to centralize its functions, reduce rental costs and to mitigate the risk of potential rent increases. In addition, the Company obtained a surety bond from Aseguradores de Cauciones for U.S.$46 million, plus the private banks’ Badlar rate in dollars + 2%, to guarantee payment of liquidated damages in the event of the seller’s default.

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

With regards to the legal actions brought by the Company against RDSA and the insurance company, on September 30, 2019, the Company entered into a settlement agreement pursuant to which the insurance company will pay to the Company a sole compensation of U.S.$15 million and assign it the insurer’s subrogation right for the amount paid to RDSA.

As of December 31, 2019, the Company has collected U.S.$14 million. The remaining balance will be paid in 6 quarterly installments, the first of which was due on April 21, 2020. As of the date of this annual report we have not received payment.

Furthermore, the claim filed by the Company with the Arbitral Tribunal of the Buenos Aires Stock Exchange against RDSA in order for the latter to refund the price paid for the undelivered real property was suspended so that the claim could be allowed in RDSA’s insolvency proceeding. Such claim was allowed by the court hearing the case for the sum of Ps.2,125.9 million. Additionally, an ancillary proceeding for review of the amount rejected by the court was initiated for an additional amount of Ps.895.7 million.

Item 4A.      Unresolved Staff Comments

None.

Item 5.         Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited financial statements as of and for the years ended December 31, 2019, 2018 and 2017, included in Item 18 of this annual report and the “Selected Financial Data,” included in Item 3 herein. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. See “Item 3. Key Information—Selected Financial Data.”

The Company has recorded negative working capital in each of the last four years. This situation was not reversed after the application as from February 1, 2017 of the new tariff arising from the RTI, mainly due to the constant increase of our operating costs, necessary to maintain the level of service, the Argentine economy’s inflationary environment, and the sustained recession since mid-2018, which has resulted in lower revenues, the extension of collection periods and the constant increase in levels of energy theft.

Despite such situation, in general terms, the quality of the electricity distribution service has been improved, both in duration and in interruption frequency. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet greater seasonal demand, the Company has taken a series of measures aimed at mitigating the negative effects on its financial structure and minimizing the impact on (i) the sources of employment, (ii) the execution of the investment plan, and (iii) the performance of essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service pursuant to the Concession Agreement, in a satisfactory manner in terms of quality and safety.

Taking into consideration that the Company operates in a complex economic context, the main variables have recently been subject to a high degree of volatility, as evidenced, among other, by the following facts:

•	1.7% year-on-year decrease of GDP in the third quarter of 2019;
•	53.77% cumulative inflation rate between January 1, 2019 and December 31, 2019;
•	Significant depreciation of the Argentine peso as from August 2019, giving rise to an unexpected withdrawal of dollar-denominated deposits from the financial system;
•	Decrease of Central Bank’s reserves;
•	Decrease in the reference interest rate in December 2019; such rate is still at high levels as of the date of this annual report.

 In view of this economic situation, the Federal Government decided to implement certain measures, including the following:

•	Setting specific time limits for the inflow and settlement of export proceeds;
•	BCRA’s prior authorization required to companies for the purchase of external assets;
•	Prior authorization for imports of any kind of goods and services;
•	30% tax on foreign currency-denominated transactions;
•	Deferral of the payment of certain government debt instruments;
•	Fuel price control;
•	Negative real interest rate; and
•	Rate schedules maintenance agreement.

Additionally, on December 23, 2019, the Federal Executive Power enacted the Productive Reactivation Law, which has a direct impact on the Company’s financial condition given that, as a consequence of such law, tariffs of electricity were frozen for 180 days since its effectiveness.

Considering that the adoption of necessary measures to reverse the negative trend depends on the occurrence of certain events that are not under the Company’s control, the Board of Directors has raised substantial doubt about Edenor’s ability to continue as a going concern, which may result in the Company being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs.

The financial statements of the Company for the fiscal year ended on December 31, 2019 have been prepared assuming that the Company will continue to operate as a going concern and do not include the effects of the adjustments or reclassifications that might result from the outcome of the uncertainties referred to above.

Novel Coronavirus (COVID-19)

The ongoing COVID-19 pandemic is having a significant impact on the global economy and the financial markets, including in Argentina, and consequently it may adversely affect our business, results of operations and cash flows. As conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have on the Company. The recent outbreak of COVID-19, which has been declared by the World Health Organization to be a “public health emergency of international concern” has rapidly spread across the globe and is impacting worldwide economic activity. Countries around the world, including Argentina, have adopted extraordinary measures to stem the spread of COVID-19, including the use of quarantine, screening at airports and other transport hubs, travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions and extension of holidays, among many others. Depending on how the spread of the virus evolves, governments may extend these measures for longer periods.

As a result of COVID-19 pandemic, our cash flows and profits may be affected since (i) our earnings may be reduced as our commercial offices must remain closed until the end of the quarantine and customers may face difficulties to pay tariffs, (ii) the demand from non-residential clients is expected to be lower, which may not be offset by the demand of residential customers, (iii) our chain of payments is expected to be interrupted across our operations, (iv) we may not be able to comply with the investment plan as required by ENRE, which may lead to fines and penalties and (v) impairment of long-lived assets. For more information see “Item 3. Key Information—Risk Factors— Developments relating to the novel coronavirus may have a material adverse impact on our business operations, financial condition or results of operations.” and “Item 4. Information on the Company—Recent Developments in Argentina – Measures Designed to Address the COVID-19 Outbreak.”

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

Operating Results

We distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometers, with an aggregate population of approximately eight million people. Pursuant to our concession, we have the exclusive right to distribute electricity to all users within our concession area, including to WEM participants. As of December 31, 2019, we had 3,119,279 users.

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

•

On January 31, 2019, the ENRE issued Resolution No. 25/19, which approved (under the terms of ENRE Resolution 366/2018) the values of the Company’s Electricity Rate Schedule, effective as from February 1, 2019, and informed the value of the average electricity rate as from February 1, 2019 under the terms of Energy Government Secretariat Resolution No. 366/2018, which modified the prices at which distributors acquire energy in the MEM. Furthermore, the ENRE issued Resolution No. 27/19 which approved the CPD value of February 2019 together with the stimulus factor, which application was deferred until March 2019. Additionally, such Resolution determined the value to be applied for the 36 remaining installments resulting from the gradual application system established in ENRE Resolution No. 63/2017, and provided as well that the 50% of the CPD that should have been applied in August 2019, will be recovered in 6 CPD variation-adjusted installments.

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

The following table sets forth the composition of our net sales for the periods indicated:

	Year ended December 31
	2019	2018	2017	2016
	(Figures in millions)
Sales of Electricity	89,573.1	85,634.0	60,477.3	39,329.7
Right of use of poles	283.5	292.7	326.4	328.2
Connection Charges	60.9	78.6	75.9	47.5
Reconnection Charges	26.3	34.6	17.7	8.4
Net sales	89,943.8	86,039.9	60,897.3	39,713.8

The following tables show Edenor’s energy sales by category of user (in GWh) for the periods indicated:

	Year ended December 31,
	2019		2018		2017		2016
Residential	8,372	43%	8,948	42%	9,143	42%	9,709	44%
Small Commercial	1,692	9%	1,810	9%	1,850	9%	1,819	8%
Medium Commercial	1,549	8%	1,668	8%	1,745	8%	1,821	8%
Industrial	3,503	18%	3,646	17%	3,687	17%	3,677	17%
Wheeling System(1)	3,569	18%	3,823	18%	3,968	18%	4,013	18%
Public Lighting	713	4%	724	3%	709	3%	704	3%
Shantytowns	48	0%	553	3%	483	3%	511	2%
Total	19,446	100%	21,172	100%	21,585	100%	22,254	100%

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

In December 2001, Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in the Argentine Government’s policies. The crisis and the Argentine Government’s policies during this period severely affected the electricity sector, as described below. Although over the following years the Argentine economy recovered significantly from the crisis, and the business and political environment was largely stabilized, the Argentine Government has only recently begun to address the difficulties experienced by the Argentine electricity sector as a result of the crisis and its aftermath. However, we believe that the current recovery and the measures adopted by the Macri administration in favor of the electricity sector, such as establishing incentives for the construction of additional generation facilities and the creation of trust funds to further enhance generation, transmission and distribution of electricity throughout the country, have set the stage for growth opportunities in our industry.

In 2016, under the Macri administration the methodology used for the calculation of the economic indicators at the INDEC was updated. As a consequence, all the official economic data since 2004 was revised.

Following years of hyperinflation and economic recession, in 1991 the Argentine Government adopted an economic program that sought to liberalize the economy and impose monetary discipline. The economic program, which came to be known as the Convertibility Regime, was centered on the Convertibility Law of 1991 (the “Convertibility Law”) and a number of measures intended to liberalize the economy, including the privatization of a significant number of public sector companies (including certain of our subsidiaries and co-controlled companies). The Convertibility Law established a fixed exchange rate based on what is generally known as a currency board. The goal of this system was to stabilize the inflation rate by requiring that Argentina’s monetary base be fully backed by the Central Bank’s gross international reserves. This restrained the Central Bank’s ability to effect changes in the monetary supply by issuing additional Pesos and fixed the exchange rate of the Peso and the U.S. Dollar at Ps.1.00 to U.S.$1.00.

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

Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 through 1997. This growth slowed from 1998 on, however, as a result of the Asian financial crisis in 1997, the Russian financial crisis in 1998 and the depreciation of Brazil’s currency in 1999, which led to the widespread withdrawal of investors’ funds from emerging markets, increased interest rates and a decline in exports to Brazil, Argentina’s principal export market at the time. According to INDEC, in the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001. In the second half of 2001, Argentina’s recession worsened significantly, precipitating a political and economic crisis at the end of 2001.

2001 Economic Crisis

Beginning in December 2001, the Argentine Government implemented an unexpected number of monetary and foreign exchange controls measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Central Bank, some of which are still in effect. On December 21, 2001, the Central Bank decided to close the foreign exchange market, which amounted to a de facto depreciation of the Peso. On December 24, 2001, the Argentine Government suspended payment on most of Argentina’s foreign debt.

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

On January 6, 2002, the Argentine congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model, empowered the Argentine Government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term and brought to an end the Convertibility Regime, including the fixed parity of the U.S. Dollar and the Peso. Following the adoption of the Public Emergency Law, the Peso devalued dramatically, reaching its lowest level on June 25, 2002, at which time it had devalued from Ps.1.00 to Ps.3.90 per U.S. Dollar according to Banco Nación. The depreciation of the Peso had a substantial negative effect on the Argentine economy and on the financial condition of individuals and businesses. The depreciation caused many Argentine businesses (including us) to default on their foreign currency debt obligations, significantly reduced real wages and crippled businesses that depended on domestic demand, such as public utilities and the financial services industry. The depreciation of the Peso created pressure on the domestic pricing system and triggered very high rates of inflation. According to INDEC, during 2002 the Argentine WPI increased by approximately 118% and the Argentine CPI rose approximately 41%.

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

These measures, combined with the depreciation of the Peso and high rates of inflation, had a severe effect on public utility companies in Argentina (including us). Because public utility companies were no longer able to increase tariffs at a rate consistent with the increased costs they were incurring, increases in the rate of inflation led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition. Most public utility companies had also incurred large amounts of foreign currency indebtedness to finance the capital improvement and expenditure programs. At the time of these privatizations, the capital structures of each privatized company were determined taking into account the Convertibility Regime and included material levels of U.S. Dollar‑denominated debt. Following the elimination of the Convertibility Regime and the resulting depreciation of the Peso, the debt service burden of these utility companies significantly increased, which when combined with the margin freeze and conversion of tariffs from U.S. Dollars to Pesos, led many of these utility companies (including us) to suspend payments on their foreign currency debt in 2002.

Economic Recovery and Outlook

Beginning in the second half of 2002, Argentina experienced economic growth driven primarily by exports and import‑substitution, both facilitated by the lasting effect of the depreciation of the Peso in January 2002. While this depreciation had significant adverse consequences, it also fostered a reactivation of domestic production in Argentina as the sharp decline in the Peso’s value against foreign currencies made Argentine products relatively inexpensive in the export markets. At the same time, the cost of imported goods increased significantly due to the lower value of the Peso, forcing Argentine consumers to substitute their purchase of foreign goods with domestic products, substantially boosting domestic demand for domestic products.

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

By the end of 2008, the Argentine Government enacted a series of measures aimed at counteracting the decline in the level of economic activity, including special tax rates and less stringent foreign exchange restrictions in connection with the repatriation and national investment of capital previously deposited abroad by Argentine nationals, extensions in the payment terms for overdue taxes and social security taxes, reductions in payroll tax rates for companies that increase their headcounts, creation of the Ministerio de Producción (Ministry of Production), announcements regarding the construction of new public works, consumer loans for the acquisition of durable goods and loans to finance exports and working capital for industrial companies, as well as various agricultural and livestock programs, all aimed at minimizing lay-offs during the current global financial crisis.

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

During 2015, the economy registered a growth of approximately 2.5%. The level of activity was driven by the effect that the summer crop had on GDP growth in the second and third quarter, while during the last months of the year the economy showed a more moderate expansion.

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

After the currency depreciation at the beginning of the Macri administration, the Central Bank changed to a flexible exchange market regime, which resulted in a unified foreign exchange system. In 2016, some modest depreciation pressure following Brexit in June and the U.S. election on November 8, 2016, caused the Peso to weaken, ending at Ps.16.10 to U.S.$1.00 on December 31, 2016. By the end of the year, the Peso depreciated by approximately 20% against the U.S. Dollar.

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

The lack of predictability generated by the agreement with the IMF generated volatility in the exchange market. By the end of June 2018, the Peso has lost 54% of its value against the US dollar, as compared to exchange rate of December 2017. At the end of August, 2018, the exchange rate recorded, a then-historical maximum Ps. 40 per U.S.$1. The rise in the exchange rate and the winding down of the Lebac program, which strongly increased the monetary base, generated an increase in inflation in 2018.

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

2019 Macroeconomic Conditions

Economic Activity

     In 2019, the economic activity decreased by 2.2% compared to 2018, mainly due to the fact that private consumption, public consumption and investment decreased 6.4%, 1.5% and 15.9%, respectively.

The estimated contraction in the activity reached 9 of the 16 economic sectors, with financial intermediation (11.5%), wholesale, fishing (10.3%), retail trade and repairs (7.8%), manufacturing industry (6.3%), and construction (5.5%) being the most affected ones. Such contraction was partially offset by increases recorded in, among other, the following categories: agriculture, livestock, hunting and forestry (21.5%), private households with domestic service (4.4%), and mining and quarrying (1.2%). The economic activity contraction was also partially offset by a 9.4% year-on-year increase in exports net of imports.

Price Trends

In 2019, the Cost-of-Living Index published by the INDEC showed a variation of 53.8%. The greatest variations were recorded in categories of health (72.1%), communications (63.9%), and household equipment and maintenance (63.7%). The categories affected to a lesser extent were housing, water, electricity and other fuels (39.4%), education (47.1%), and recreation and culture (48.5%). Wages measured by the Permanent Workers’ Average Taxable Remuneration (Remuneración Imponible Promedio de los Trabajadores Estables or “RIPTE”) registry, recorded a year-on-year increase of 44.4% as of December 2019, compared to the same month of 2018.

Trade Balance

     According to the INDEC, the cumulative current deficit account of 2019 reached U.S.$3,462 million in 2019. However, the trade balance recorded a surplus of U.S.$18,277 million, with Free on Board value exports amounting to U.S.$65,155 million, whereas the Cost, Insurance and Freight value of imports was U.S.$46,928 million. During 2019, exports of primary products as well as agricultural manufacturing exports registered a surplus of U.S.$14,951 million and U.S.$22,610 million respectively, whereas industrial manufacturing exports registered a deficit of U.S.$19,479 million. Fuel and energy exports recorded a surplus of U.S.$0.104 million. As for imports, there was a contraction compared to 2018 (accounting for a 25% decrease) in the following main categories: automotive (U.S.$393 million), capital goods (U.S.$1,928 million), fuel and lubricants (U.S.$712 million), consumer goods (U.S.$1,473 million), parts and accessories (U.S.$2,143 million), and intermediate goods (U.S.$3,477 million).

Fiscal Situation

In 2019, the Non-Financial Public Sector’s fiscal accounts recorded at December 2019 a cumulative primary and total deficit of 0.5% and 4.0% of GDP, respectively. The total annual variation of tax revenues measured in Argentine pesos, according to the figures published by the Federal Administration of Public Revenues (AFIP), closed 2019 with an increase of 47.4% as compared to 2018. Furthermore, primary expenditure recorded in 2019 by the National Treasury showed a year-on-year variation of 37.2%.

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

On October 31, 2017, the ENRE informed pursuant to Note No 128,399, through the proceedings carried out by the ME&M, the decision to postpone the application of the CPD increase in the RTI for November 1, 2017 to December 1, 2017, as well as the application of the CPD update which was made in August 2017.

Due to the deferring of the CPD increases, the ENRE notified a new tariff schedule to be applied in the December 2017- January 2018 period pursuant to Resolution No. 603/17, which was offset due to a retroactive adjustment, CPD’s updates that were not granted and the previously mentioned application.

In addition, such tariff schedule included the modification of seasonal prices, costs of transport and saving billings and bonuses according to the incentive plan established pursuant to SEE Resolution No. 1091/17. By way of this resolution, the prices to be applied for the WEM for the period between December 1 and January 31, 2018, by keeping in Ps.3,157/Mw per month the power output reference price and by differentiating the stabilized reference energy prices applied to users with output power requirements over 300 kW in approximately (off-peak prices) Ps.1,329/MWh, and for the remaining users in Ps.839/MWh. The saving billing of the incentive plan was modified, by establishing a 10% discount to the stabilized energy price for those residential users who reduce the consumption in at least a 20% compared to the consumption registered on the same month in 2015, having removed saving categories between 10% and 20%. Moreover, a new application methodology for the social tariff was introduced.

Also, by means of resolution ENRE No. 1091/17, an increase was evidenced in the transport prices of electric energy which were transferred to tariffs in Ps.45.1/MWh.

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

On January 31, 2019, ENRE issued Resolution No. 25 which approved the values of Edenor’s tariff scheme as from February 1, 2019, incorporated the new power capacity reference prices and stabilized prices for energy determined by the SGE until April 30, 2019. In turn, the ENRE informed that under the transfer of jurisdiction from the Argentine Government to the Province of Buenos Aires and the City of Buenos Aires, the guidelines for the social tariff regime effective as of December 31, 2018 will remain in effect.  As of the date of this annual report, the Province of Buenos Aires and the City of Buenos Aires are complying with the payment of the social rate regularly.

Moreover, on January 31, 2019, pursuant to Resolution No. 27/19, the ENRE approved the VAD updates for the second six-month period of 2018 and the pending update corresponding to the first six-month period of 2019, totaling a 32.0% increase applicable as from March 1, 2019. Additionally, the application of the new -1.59% “E”-factor adjustment will be deducted from cumulative inflation updates.

Furthermore, the cost of deferrals for August 2018 through February 2019 and for the month of February 2019, totaled Ps.1,005 million and Ps.841 million respectively, and will be paid in 5 installments as from March 2019. Additionally, Ps.51 million will be collected under the same method due to the partial recognition of the appeal filed by Edenor to Resolution No. 208/18, which acknowledged additional costs  that had not been calculated as part of prior tariffs.

On April 30, 2019, the Resolution SRRYME No. 14/19 was published, approving the Programming Final Winter for the WEM raised by CAMMESA, corresponding to the period from May 1 to July 31, 2019, and the corresponding one for the period from August 1, 2019 to October 31, 2019. This resolution divided the general distributor demand between residential and non-residential, and maintained the category of Large Distributor Users at 300 kW and modified the Power Reference Prices (“PRP”) and the Stabilized Price of Energy (“SPE”) relating to the May 1-October 31, 2019 period. For residential customers, seasonal prices remained unchanged for both quarters.

Subsequently, as from May 1, 2019, pursuant to Resolution ENRE No. 104/2019, a new tariff table was set up, taking into account the seasonal prices set forth by Resolution SRRYME No. 14/19, for the quarter from May 1 to July 31, 2019, with increases only generated by new seasonal energy prices for all non-residential customers.

On September 19, 2019, the Electricity Rate Schedules Maintenance Agreement was entered into between the Federal Government and the Company – the following points were defined at the tariff level:

•

The CPD with the six-monthly update to be implemented from August 1, 2019, will become effective on January 1, 2020. The difference in the CPD between the CPD applied on August 1, 2019 and the one applied on January 1, 2020 (for the period August 1, 2019 to December 31, 2019) will be recovered in 7 monthly and consecutive installments from January 1, 2020 and adjusted according to the appropriate CPD setting.

•

The updating of the tariff table with respect to seasonal energy prices will take place as from January 1, 2020. In addition, the difference between the seasonal prices in force between August 1, 2019 and December 31, 2019, and the seasonal prices applied in the tariff table in force as of August 1, 2019, will be recovered as from January 1, 2020 in 7 monthly and consecutive installments, and adjusted according to the methodology provided by CAMMESA for the out-of-term payment.

On December 5, 2019, the Company submitted GAR Note 46/2019 with calculation of the tariff table to be applied from January 2020. This table was calculated following the Electricity Rate Schedules Maintenance Agreement referred to above. Subsequent adjustments were also added for the period from November 2018 to July 2019.

Finally, a correction in the value of CPD calculation of August 2019 was included, given the publication of the final indices, with the new value being 19.05%.

On December 27, 2019, ENRE instructed the Company not to apply the Electricity Rate Schedules Maintenance Agreement as such agreement lost its applicability due to the electricity rate emergency provided for in the Productive Reactivation Law (which freezed the prices of natural gas and electricity for 180 days since its effectiveness). Therefore, the electricity rate schedule that had been applied since May 1, 2019 (pursuant to ENRE Resolution No. 104/19) came back into effect.

We purchased a total of 25,960 GWh in 2019, 25,906 GWh in 2018 and 25,950 GWh in 2017. Following the adoption of certain amendments to the pricing rules applicable to the WEM pursuant to the Public Emergency Law, we have purchased all of our energy supply in the WEM at the spot price. We have not purchased any energy under long-term supply contracts since 2004.

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

	Year ended December 31,
	2019	2018	2017	2016	2015
Technical losses	9.6%	8.4%	8.8%	9.6%	11.1%
Non technical losses	10.3%	9.8%	8.3%	7.4%	3.8%
Total losses	19.9%	18.2%	17.1%	17.0%	14.9%

The rolling annual rate of total losses for 2019 increased to 19.9%, compared to 18.2% in the previous year. In Regions II and III, new shantytowns were formed while existing shantytowns continued to grow. In 2019, the increase in total losses is mainly due to the theft of energy in these areas.

In 2019, the plan launched in previous years continued to be implemented, substantially increasing the installation of MIDEs, under a plan that consists in having 250,000 meters in place in 2020. The plan is aimed at normalizing clandestine consumers, inactive customers and chronic delinquent customers. In 2019, 75,160 MIDEs were installed, 57,000 of which are currently operative, reaching 199,728 enabled MIDEs in the entire concession area.

The installation of the new type of MULCON network, which had begun by the end of 2018, continued leveraging the MIDE’s functionalities and increasing invulnerability in neighborhoods with a high fraud rate.

Distribution margin or value‑added for distribution (VAD)

Our concession authorizes us to charge a distribution margin for our services to seek to cover our operating expenses, taxes and amortization expenses and to provide us with an adequate return on our asset base.

Historical Overview of VAD. Our concession originally contemplated a fixed distribution margin for each tariff parameter with semiannual adjustments based on variations in the U.S. wholesale price index (67% of the distribution margin) and the U.S. consumer price index (the remaining 33% of the distribution margin). However, pursuant to the Public Emergency Law, all adjustment clauses in U.S. Dollars or other foreign currencies and indexation clauses based on foreign indexes or other indexation mechanisms included in contracts to be performed by the Argentine Government were revoked. As a result, the adjustment provisions contained in our concession are no longer in force and, from January 2002 through January 2007, we were required to charge the same fixed distribution margin in Pesos established in 2002, without any type of currency or inflation adjustment. These measures, coupled with the effect of accumulated inflation since 2002 and the depreciation of the Peso, have had a material adverse effect on our financial condition, results of operation and cash flows, leading us to record net losses.

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

Integral Tariff Revision. During the year 2016, the Company, guided by the ENRE, complied with all the procedural obligations required to complete the RTI process set forth in the Adjustment Agreement. The RTI process was completed on February 1, 2017, on which date the ENRE issued Resolution No. 63/17. Such resolution established a new tariff schedule which included a VAD maximum increase of 42% for February 2017, as well as two additional phase increases for the months of November 2017 and February 2018. On January 31, 2019, ENRE issued Resolution No. 25 which approved the values of Edenor’s tariff scheme as from February 1, 2019. Moreover, on January 31, 2019, pursuant to Resolution No. 27/19, the ENRE approved the VAD updates for the second six-month period of 2018 and the pending update corresponding to the first six-month period of 2019, totaling a 32.0% increase applicable as from March 1, 2019.

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

	VAD
Tariff(1)	November	January	February	October 2008	Res.1301	Res. 1	Res. 92/17	Res. 92/17	Res. 603/17	Res. 33/18	Res. 208/18	Res. 25/19	Res. 27/19	Res. 104/19
	2001	2005	2007		2011(2)	2016	Feb. 2017	Mar. 2017	Dic. 2017	Dic. 2017	Feb. 2018	Feb. 2019	Mar. 2019	May. 2019
Residential
TIRI (0-300)	49.40%	44.50%	44.50%	44.69%	11.26%	30.63%	26.60%	19.07%	18.10%	18.23%	15.24%	11.46%	14.41%	14.41%
TIRI2 (301-650)	36.20%	33.00%	33.00%	30.81%	4.80%	15.40%	23.49%	16.54%	15.20%	15.31%	12.69%	9.44%	12.03%	12.03%
TIR# (651-800)				32.08%	4.55%	14.48%	26.66%	19.15%	17.74%	17.73%	14.81%	11.12%	14.02%	14.02%
TIR4 (801-900)				31.63%	4.32%	13.91%	29.46%	21.55%	20.08%	19.98%	16.81%	12.74%	15.95%	15.95%
TIR5 (90-1000)				32.75%	4.35%	14.04%	33.25%	24.91%	23.42%	23.20%	19.72%	15.14%	18.78%	18.78%
TIR6 (1001-1200)				26.29%	4.19%	15.98%	37.51%	28.95%	27.52%	27.09%	23.31%	18.20%	22.31%	22.31%
TIR 7 (1201-1400)				27.18%	3.98%	15.25%	41.21%	32.64%	32.80%	34.80%	30.69%	24.81%	30.91%	30.91%
TIR8 (1401-2800)				25.94%	4.81%	17.83%	45.69%	37.36%	40.50%	42.35%	38.30%	32.13%	36.57%	36.57%
TIR9 (> 2800)				22.50%	3.84%	14.81%	46.83%	38.62%	39.94%	40.79%	36.69%	30.53%	35.18%	35.18%

Commercial - small demands
TIG1	55.10%	40.00%	47.80%	48.76%	21.91%	53.18%	53.79%	45.89%	48.82%	47.19%	43.14%	37.48%	42.91%	41.83%
TIG2	53.60%	31.10%	43.60%	42.39%	15.97%	41.52%	52.94%	44.89%	47.86%	46.18%	42.08%	36.38%	41.77%	40.67%
TIG3				37.40%	9.13%	24.24%	52.74%	44.65%	47.54%	45.92%	41.81%	36.11%	41.32%	40.22%

Commercial - medium demand
T2	43.30%	27.90%	35.50%	38.03%	16.03%	44.80%	74.36%	74.36%	43.55%	43.41%	39.03%	31.83%	37.30%	36.29%

Industrial
T3 low voltage below 300kw	44.20%	26.50%	34.30%	37.86%	15.37%	43.74%	46.90%	37.97%	39.76%	39.59%	35.14%	27.96%	33.33%	32.34%
T3 low voltage over 300kw	42.60%	24.50%	32.10%	27.09%	11.99%	22.80%	23.80%	23.52%	27.24%	29.40%	22.50%	18.29%	22.82%	22.13%
T3 medium voltage below 300kw	29.30%	14.10%	19.70%	25.25%	8.46%	30.72%	30.38%	22.08%	23.59%	23.43%	19.76%	14.58%	18.37%	17.64%
T3 medium volgate over 300kw	27.30%	12.30%	17.50%	17.71%	7.09%	14.50%	13.19%	13.00%	15.44%	17.13%	12.31%	9.59%	12.43%	11.99%

Average Tariff	41.20%	28.50%	33.90%	33.16%	9.57%	28.33%	39.08%	32.46%	32.18%	32.41%	27.75%	22.09%	26.83%	26.36%

	Average Taxes
Tariff(1)	November	January	February	October 2008	Res.1301	Res. 1	Res. 92/17	Res. 92/17	Res. 603/17	Res. 33/18	Res. 208/18	Res. 25/19	Res. 27/19	Res. 104/19
	2001	2005	2007		2011(2)	2016	Feb. 2017	Mar. 2017	Dic. 2017	Dic. 2017	Feb. 2018	Feb. 2019	Mar. 2019	May. 2019
Residential
TIRI (0-300)	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%
TIRI2 (301-650)	29.20%	29.20%	29.20%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR# (651-800)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR4 (801-900)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR5 (90-1000)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR6 (1001-1200)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR 7 (1201-1400)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR8 (1401-2800)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR9 (> 2800)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%

Commercial - small demands
TIG1	25.70%	25.70%	25.70%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%
TIG2	25.60%	25.60%	25.60%	25.64%	25.64%	25.64%	25.64%	25.64%	25.64%	25.64%	25.64%	25.64%	25.64%	25.64%
TIG3				25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%

Commercial - medium demand
T2	25.60%	25.60%	25.60%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%

Industrial
T3 low voltage below 300kw	25.70%	25.70%	25.70%	25.66%	25.66%	25.66%	25.66%	25.66%	25.66%	25.66%	25.66%	25.66%	25.66%	25.66%
T3 low voltage over 300kw	25.60%	25.60%	25.60%	25.62%	25.62%	25.62%	25.62%	25.62%	25.62%	25.62%	25.62%	25.62%	25.62%	25.62%
T3 medium voltage below 300kw	25.70%	25.70%	25.70%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%
T3 medium volgate over 300kw	25.70%	25.70%	25.70%	25.69%	25.69%	25.69%	25.69%	25.69%	25.69%	25.69%	25.69%	25.69%	25.69%	25.69%

Average Tariff	27.20%	27.20%	27.20%	27.24%	27.24%	27.24%	27.24%	27.24%	27.24%	27.24%	27.24%	27.24%	27.24%	27.24%

	Electric Power Purchases
Tariff(1)	November	January	February	October 2008	Res.1301	Res. 1	Res. 92/17	Res. 92/17	Res. 603/17	Res. 33/18	Res. 208/18	Res. 25/19	Res. 27/19	Res. 104/19
	2001	2005	2007		2011(2)	2016	Feb. 2017	Mar. 2017	Dic. 2017	Dic. 2017	Feb. 2018	Feb. 2019	Mar. 2019	May. 2019
Residential
TIRI (0-300)	21.90%	26.80%	26.80%	26.61%	60.00%	40.65%	44.71%	52.23%	53.20%	53.07%	56.06%	59.84%	56.89%	56.89%
TIRI2 (301-650)	34.60%	37.80%	37.80%	39.95%	65.91%	55.33%	47.28%	54.23%	55.57%	55.45%	58.08%	61.32%	58.74%	58.74%
TIR# (651-800)				38.68%	66.15%	56.23%	44.11%	51.61%	53.02%	53.04%	55.96%	59.64%	56.74%	56.74%
TIR4 (801-900)				39.13%	66.39%	56.81%	41.30%	49.22%	50.68%	50.78%	53.96%	58.03%	54.81%	54.81%
TIR5 (90-1000)				38.02%	66.37%	56.69%	37.51%	45.86%	47.34%	47.56%	51.05%	55.62%	51.99%	51.99%
TIR6 (1001-1200)				44.48%	66.51%	54.73%	33.26%	41.81%	43.25%	43.67%	47.46%	52.57%	48.45%	48.45%
TIR 7 (1201-1400)				43.59%	66.73%	55.47%	29.55%	38.13%	37.96%	35.96%	40.08%	45.95%	39.86%	39.86%
TIR8 (1401-2800)				44.83%	65.89%	52.88%	25.08%	33.40%	30.27%	28.41%	32.47%	38.63%	34.20%	34.20%
TIR9 (> 2800)				48.26%	66.88%	55.92%	23.93%	32.15%	30.83%	29.98%	34.08%	40.24%	35.58%	35.58%

Commercial - small demands
TIG1	19.20%	34.30%	26.50%	25.55%	52.34%	21.11%	20.53%	28.43%	25.50%	27.13%	31.18%	36.84%	31.40%	32.49%
TIG2	20.70%	43.20%	30.70%	31.97%	58.29%	32.79%	21.42%	29.47%	26.50%	28.19%	32.28%	37.98%	32.60%	33.70%
TIG3				37.57%	65.12%	48.04%	21.63%	29.71%	26.82%	28.44%	32.56%	38.25%	33.05%	34.14%

Commercial - medium demand
T2	31.00%	46.40%	38.90%	36.34%	58.15%	29.47%	0.18%	0.29%	30.81%	30.95%	35.34%	42.54%	37.07%	38.08%

Industrial
T3 low voltage below 300kw	30.10%	47.80%	40.10%	36.48%	58.84	30.53%	27.44%	36.36%	34.58%	34.75%	39.20%	46.38%	41.01%	42.00%
T3 low voltage over 300kw	31.80%	49.90%	42.30%	47.29%	62.29	51.55%	50.58%	50.86%	47.14%	44.99%	51.88%	56.10%	51.56%	52.26%
T3 medium voltage below 300kw	45.00%	60.30%	54.60%	49.06%	65.73	43.51%	43.94%	52.24%	50.73%	50.88%	54.55%	59.73%	55.94%	56.68%
T3 medium volgate over 300kw	47.00%	62.00%	56.80%	56.60%	67.11	59.77%	61.11%	61.31%	58.87%	57.18%	61.99%	64.72%	61.87%	62.32%

Average Tariff	31.50%	44.20%	38.90%	39.60%	63.10%	44.38%	33.69%	40.30%	40.58%	40.35%	45.01%	50.68%	45.93%	46.40%

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

On November 30, 2017, through Resolution No. 603/17 the ENRE established the output PRP and the SPE and transport, as well as the new social tariff methodology and the new incentive schedule for savings, by determining the tariff schedule as of December 1, 2017.

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

On December 27, 2018, Resolution No. 366/18 issued by the SGE approved the summer seasonal programming for the WEM submitted by CAMMESA, thus determining new prices for power capacity, energy and transmission for February 2019 to October 2019 period. Furthermore, the social tariff and savings bonuses for the residential tariff were eliminated, as beneficiaries have been transferred to the provincial jurisdictions  As of the date of this annual report, the Province of Buenos Aires and the City of Buenos Aires are complying with the payment of the social rate on a regular basis.

On January 31, 2019, ENRE issued Resolution No. 25/19 which approved the values of Edenor’s tariff scheme as from February 1, 2019, incorporated the new power capacity reference prices and stabilized prices for energy determined by the SGE until April 30, 2019. In turn, the ENRE informed that under the transfer of jurisdiction from the Argentine Government to the Province of Buenos Aires and the City of Buenos Aires, the guidelines for the social tariff regime effective as of December 31, 2018 will remain in effect. The Company is currently negotiating the implementation of this benefit in both jurisdictions.

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

The following table sets forth the amount of electricity generated in Argentina and our electricity purchases in each of the periods indicated.

Year	Electricity demand in Gwh(1)	Edenor demand in Gwh(2)	Edenor’s demand as % of total demand
2009	104,592	20,676	19.8%
2010	110,767	22,053	19.9%
2011	116,418	23,004	19.8%
2012	131,944	23,933	18.1%
2013	125,162	24,902	19.9%
2014	126,421	24,860	19.7%
2015	131,998	26,322	19.9%
2016	133,111	26,838	20.2%
2017	132,426	25,950	19.6%
2018	132,925	25,906	19.5%
2019	128,880	24,960	19.4%

Source: CAMMESA

(1)      Includes demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).

(2)      Calculated as electricity purchased by us and our wheeling system users.

Beginning in mid-2001 through 2002, the decline in the overall level of economic activity and the deterioration in the ability of many of our users to pay their bills as a result of the crisis led to an overall decrease in demand for electricity and an increase in non-technical energy losses. After the economic crisis, however, demand started growing again, increasing an average of 4.3% per annum from 2003 through 2013. However, the demand for electricity declined 2.5% in 2009 as a consequence of the global financial crisis. This increase in demand was due to renewed growth in the Argentine economy since the second half of 2003 and the relative low cost of energy to consumers, in real terms, resulting from the freeze of our distribution margin and the elimination of the inflation adjustment provisions of our concession in 2002. In 2014, the demand decreased by 2% as a consequence of the depreciation that took place in the second semester of such year, while in 2016 a decrease of 1% was mainly due to the slight contraction in the economic activity of certain sectors, the implementation of rational use strategies by our larger commercial users and to the Industrial Production Index decrease in the case of industrial users, whose joint participation represents more than 50% of the electricity consumption in our concession area. In 2017, the decline in demand was more pronounced, decreasing by 3.6%, in line with the decrease in the demand of the WEM and can be explained by the combination of three factors: economic recession, elasticity to price (in accordance with the tariff increases settled by Resolution No 33/18) and warmer and more uniform average temperatures than in the prior five years. Nevertheless, industrial users, whose participation represents 38% of the electricity consumption, showed the lowest decline in demand, of around 0.4%, in accordance with the recovery of the Industrial Production Index.

In 2019, the demand of electricity amounted to 24,960 GWh, which represented a 3.65% decrease as compared to 2018, whereas the WEM’s demand amounted to 128,880 GWh (-3.04% interannual). The fall in Edenor’s demand was mainly due to temperature, elasticity, the price and the level of the economic activity.

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

We seek to maintain a flexible cost base by achieving an optimal level of outsourcing, which allows us to respond more quickly to changes in our market. We had 4,777 employees and contracts with third-party services companies that count with 5,588 employees as of December 31, 2019. See “Item 6. Directors, Senior Management and Employees—Employees.”

Our principal material and supply expenses consist of purchases of wire and transformers (i.e., electromagnetic devices used to change the voltage level of alternating‑current electricity), which we use to maintain our network.

Summary of Historical Results of Operations

During 2018, the regulatory and electricity rate environment continued to normalize and we improved the quality of our service and the amount and quality of our investments. However, certain unanticipated actions of the Argentine Government, the ENRE and the Province of Buenos Aires strained the Company’s ability to generate funds, such as: the lack of recognition of discounts to users with social tariffs for more than Ps.900 million, the deferral of the 50% CPD adjustment that corresponded to apply as of August 1, 2018 in six consecutive monthly installments as of February 1, 2019 for an estimated total of Ps. 1 billion and the non-payment from low-income areas and shantytowns of consumption for more than Ps.1 billion.

In February 2018, electricity rates increased, incorporating the last 18% installment that had been deferred in 2017, together with the 11.99% inflation adjustment of the second half of 2017 and the 2.51% net reduction related to the “E” stimulus factor, which provides the transfer of a distributor’s users expected efficiency gains, and reflects the impact of certain investments added to the grid during the previous year. The deferred amounts from 2017 were retroactively applied to be collected in 48 installments were also included. In August 2018, pursuant to applicable regulations, electricity rates increased by 7.93% deferring until February 2019, the remaining 6.51% to complete the inflation adjustment of the first six-month period of 2018.

 Although the regulatory framework in effect is currently being applied, the Argentine Government’s decision to incorporate rate increases in the price of electricity of 23% in February 2018 and 36% in August 2018, respectively, in addition to the increases previously mentioned , combined with the deterioration of Argentina’s general economic situation, with household income falling as a result of the significant depreciation and the increasing inflation, gave rise to a public discussion regarding electricity rates. In connection with such discussion, Congress enacted a law to restore electricity rates to their 2017 values and incorporate certain controls over the investments and electricity rates. On May 31, 2018, the Macri administration vetoed this law.

On May 10, 2019, Edenor and the Energy Government Secretariat, on behalf of the Federal Government, entered into the Agreement on the Regularization of Obligations, putting end to the mutual pending claims originated in the 2006-2016 transition period, pursuant to which the Company (i) waived any rights to which it could be entitled and abandoned any actions against the Federal Government, including the complaint filed by Edenor in 2013 for failure to comply with the obligations resulting from the Adjustment Agreement entered into on February 13, 2006; (ii) bound itself to settle debts for works and loans for consumption (“mutuums”) originated in the transition period; (iii) undertook to pay users certain penalty and compensation amounts related to that period; and (iv) agreed to make investments, in addition to those agreed upon in the RTI, aimed at contributing to improving the reliability and safety of the service. In return, the Federal Government partially recognized the claim duly made by the Company -referred to in (i) above-, by fully offsetting pending obligations with the MEM for electric power purchases made during the transition period, partially cancelling the mutuums for investments granted by CAMMESA also during that period and cancelling penalties payable to the National Treasury.

On September 19, 2019 Edenor and Edesur entered into the Electricity Rate Schedules Maintenance Agreement with the Federal Government, pursuant to which the Federal Government instructed the ENRE to maintain, during the six-month period commenced on August 1, 2019, the electricity rate schedule that was in effect prior to the commencement of such period for all electricity rate categories. The distribution companies accepted that the CPD adjustment, effective as from August 1, 2019, would be applied up to a maximum amount equivalent to that collected by the holders of the concession during the previous six-month period as recovery of the previous six-month period deferral, plus the adjustments that could arise. The CPD value, with the half-yearly adjustment due as of July 31, 2019, would become effective as from January 1, 2020. The generated difference of the CPD would be recovered in seven monthly installments as from January 1, 2020. Furthermore, the distribution companies accepted that the update of the electricity rate schedule in relation to the seasonal prices of energy would take place as from January 1, 2020, and that the difference generated between seasonal prices would be recovered in 7 installments as from January 1, 2020. In the framework of the agreement, the parties also agreed to postpone the payment of any penalty until March 1, 2020.

On December 27, 2019, the ENRE instructed Edenor not to apply the electricity rate schedules resulting from the provisions of the Electricity Rate Schedules Maintenance Agreement, as such agreement lost its applicability due to the electricity rate emergency provided for in Productive Reactivation Law; therefore, the electricity rate schedule that had been applied since May 1, 2019 came back into effect.

By means of the Productive Reactivation Law, regulated by Executive Orders No. 58 and 99/19, the Federal Executive Power declared the state of emergency in economic, financial, fiscal, administrative, pension, tariff, energy, sanitary, and social matters. Additionally, the Federal Executive Power was authorized both to maintain the electricity and natural gas rates under federal jurisdiction and to initiate either a renegotiation process of the RTI in effect or an extraordinary review, in a maximum term of 180 days, with the aim of reducing the real burden on households, shops and industries for 2020. The provinces were invited to adhere to these policies on the maintenance of rate schedules and renegotiation or extraordinary review of rates in their jurisdictions.

The following table provides a summary of our operations for the years ended December 31, 2019, 2018, 2017 and 2016.

Statement of comprehensive income (loss)

	2019	2019	2018	2017	2016
	US$	Ps.	Ps.	Ps.	Ps.
Continuing operations
Revenue from sales (1)	1,501.8	89,943.8	86,039.9	60,897.3	39,713.8
Electric power purchases	(952.4)	(57,041.8)	(49,015.2)	(32,015.3)	(18,436.5)
Subtotal	549.4	32,902.0	37,024.7	28,882.0	21,277.3
Transmission and distribution expenses	(269.6)	(16,146.6)	(16,780.5)	(14,219.2)	(20,395.8)
Gross income (Loss)	279.8	16,755.4	20,244.2	14,662.8	881.5

Selling expenses	(122.7)	(7,351.0)	(7,813.9)	(5,486.3)	(5,196.3)
Administrative expenses	(64.1)	(3,837.2)	(4,341.3)	(3,851.2)	(3,518.3)
Other operating income	(32.9)	586.3	494.8	242.7	264.8
Other operating expense	-	(2,556.7)	(2,525.8)	(1,938.3)	(1,669)
Gain from interest in joint ventures	-	1.4	2.5	15.5	-
Operating profit (loss) before income from provisional remedies higher costs recognition and SE Resolution 32/15	60.1	3,598.2	6,060.5	3,645.2	(9,237.0)
Recognition of income – provisional remedies – MEyM Note 2016-04484723	-	-	-	-	3,189.5
Income recognition on account of the RTI - SE Resolution 32/15	-	-	-	-	1,473.6
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	-	-	-	-	285.1
Operating profit (loss)	60.1	3,598.2	6,060.5	3,645.2	(4,288.8)

Agreement on the Regularization of Obligations	285.4	17,094.8	-	-	-

Financial income	20.2	1,209.0	1,033.0	697.8	591.4
Finance costs	(112.9)	(6,762.4)	(7,652.7)	(3,952.3)	(3,981.5)
Other finance costs	(58.8)	(3,523.3)	(3,022.1)	(259.1)	(134.2)
Net finance costs	(151.5)	(9,076.7)	(9,641.8)	(3,513.6)	(3,524.3)

Gain on net monetary position	186.9	11,191.8	13,076.4	8,465.2	8,409.9

Profit (loss) before taxes	380.9	22,808.1	9,495.1	8,596.8	596.8

Income tax	(178.2)	(10,673.8)	(2,886.9)	(784.3)	(226.5)

Profit (loss) for the year	202.7	12,134.3	6,608.2	7,812.5	370.3

Profit (loss) for the year attributable to:
Owners of the Company	202.7	12,134.3	6,608.2	7,812.5	370.3
Profit (loss) for the year	202.7	12,134.3	6,608.2	7,812.5	370.3

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	(0.1)	(7.3)	(8.7)	34.2	22.1
Tax effect of actuarial result on benefit plans	-	2.2	2.6	(11.1)	(7.8)
Total other comprehensive income (loss)	(0.1)	(5.1)	(6.1)	23.1	14.3

Comprehensive income for the year attributable to:
Owners of the parent	202.5	12,129.2	6,602.1	7,835.6	384.6
Comprehensive profit for the year	202.5	12,129.2	6,602.1	7,835.6	384.6

Basic and diluted earnings profit per share:
Basic and diluted earnings profit per share	0.23	13.80	7.40	8.70	0.40

Basic and diluted earnings profit per ADS (2):
Basic and diluted earnings profit per ADS from continuing operations	4.62	276.69	148.28	174.46	8.57

(1)      Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year.

(2)      Each ADS represents 20 Class B common shares.

Year Ended December 31, 2019 compared with Year Ended December 31, 2018.

Revenue from sales

Revenue from sales increased by 5%, to Ps.89,943.8 million for the year ended December 31, 2019, from Ps.86,039.9 million for the year ended December 31, 2018, mainly due to the increase in the cost of energy purchases, and the implementation of the VAD update pursuant to the RTI process, together with certain bi-annual CPD adjustments. Additionally, as from May 1, 2019 and by means of ENRE Resolution No. 104/2019, a new electricity rate schedule, which reflects the new seasonal prices of SRRyME Resolution No. 14/19, was set for the May-July 2019 three-month period. This revenue increase from sales was partially offset by a 4% decrease in the volume of energy sales.

Electric Power Purchases

The amount of electric power purchases increased by 16%, to Ps.57,041.8 million for the year ended December 31, 2019, from Ps.49,015.2 million for the year ended December 31, 2018. This increase was mainly due to an increase in the average price of sales resulting from new reference seasonal prices for electricity.  SEE Resolution No. 366/18 set forth the increases of Power Reference Prices (PRP) and Stabilized Prices of Energy (SPE) in the MEM for the three-month periods of February-April, May-July, and August-October 2019. Furthermore, such SEE Resolution maintained the values set forth in SEE Resolution No. 75/18 for both the High-Voltage Electric Power Transmission and the Regional Distribution.

Our volume of electric power purchases for the year ended December 31, 2019 amounted to 24,960 GWh, which represented a 4% decrease in demand as compared to 2018.

Energy losses increased to 19.9% for the year ended December 31, 2019, compared to 18.2% for the year ended December 31, 2018, and were mainly generated by increased fraud that may be associated with the economic recession and the impact of tariff increases. For more information, see “—Factors Affecting Our Results of Operations—Recognition of Cost of Energy Losses”.

Transmission and Distribution Expenses

Transmission and distribution expenses decreased by 4% to Ps.16,146.6 million for the year ended December 31, 2019, compared to Ps.16,780.5 million for the year ended December 31, 2018. This decrease was basically due to both a reduction in the amount of penalties as a consequence of the improvement in the technical product quality and the security measures that the Company must comply with on the public streets, and the decrease in retroactive adjustments made by the ENRE as a result of the Agreement on the Regularization of Obligations entered into in 2019 (for more information on the Agreement on the Regularization of Obligations, see “Item 5. Operating and Financial Review and Prospects—Summary of Historical Results of Operations”).

As a percentage of revenue from sales, transmission and distribution expenses decreased to 17.9% for the year ended December 31, 2019, compared to 19.4% for the year ended December 31, 2018.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated.

	Year ended December 31,
	2019		% of 2019	2018		% of 2018
			net sales			net sales

Salaries and social security taxes	6,366.1	39.4%	7.1%	6,660.5	39.7%	7.7%
Supplies consumption	1,615.9	10.0%	1.8%	1,215.4	7.2%	1.4%
Fees and remuneration for services	2,557.0	15.8%	2.8%	2,170.9	12.9%	2.5%
Depreciation of property, plant and equipment	3,637.9	22.5%	4.0%	3,098.3	18.5%	3.6%
ENRE penalties	1,441.7	8.9%	1.6%	3,174.3	18.9%	3.7%
Others	528.0	3.3%	0.6%	461.1	2.8%	0.5%
Total	16,146.6	100%	17.9%	16,780.5	100%	19.4%

Gross profit

Our gross profit, including transmission and distribution expenses, decreased to Ps.16,755.4 million for the year ended December 31, 2019, from Ps.20,244.2 million for the year ended December 31, 2018. This decrease was mainly attributable to the increase of electric power purchases (as explained above).

Selling Expenses

Our selling expenses are related to user services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses decreased by 6% to Ps.7,351.0 million for the year ended December 31, 2019, from Ps.7,813.9 million for the year ended December 31, 2018. This decrease of Ps.462.9 million was mainly due to: (i) a reduction in the amount of penalties as a consequence of the improvement in the technical product quality and the security measures that the Company must comply with on the public streets, and (ii) a decrease in costs for salaries and social security taxes.

As a percentage of net sales, selling expenses represented 8.2% and 9.2% of net sales in the years ended December 31, 2019 and 2018, respectively.

The following table sets forth the principal components of our selling expenses for the years indicated.

	Year ended December 31,
	2019		% of 2019	2018		% of 2018
			net sales			net sales
Salaries and social security taxes	1,046.0	14.2%	1.2%	1,194.8	15.3%	1.4%
Allowance for the impairment of trade and other receivables	1,354.4	18.4%	1.5%	1,503.1	19.2%	1.7%
Communication expenses	369.9	5.0%	0.4%	414.7	5.3%	0.5%
Fees and remuneration for services	1,618.1	22.0%	1.8%	1,599.5	20.5%	1.9%
ENRE penalties	1,326.5	18.0%	1.5%	1,617.9	20.7%	1.9%
Taxes and charges	923.7	12.6%	1.0%	920.9	11.8%	1.1%
Others	712.4	9.7%	0.8%	563.0	7.2%	0.7%
Total	7,351.0	100%	8.2%	7,813.9	100%	9.2%

Administrative Expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation third-party services and taxes.

Administrative expenses decreased by 12%, to Ps.3,837.2 million for the year ended December 31, 2019, from Ps.4,341.3 million for the year ended December 31, 2018. This decrease was mainly due to a decrease in fees and remuneration for services, and a decrease in taxes and charges, partially offset by an increase in depreciation of property, plant and equipment.

As a percentage of revenue from sales, administrative expenses decreased to 4.4% for the year ended December 31, 2019, as compared to 5.0% for the year ended December 31, 2018.

The following are the principal components of our administrative expenses for the years indicated.

	Year ended December 31,
	2019		% of 2019	2018		% of 2018
			net sales			net sales
Salaries and social security taxes	1,336.5	34.8%	1.5%	1,406.2	32.4%	1.6%
Leases and insurance	226.0	5.9%	0.3%	277.1	6.4%	0.3%
Fees and remuneration for services	1,363.6	35.5%	1.5%	1,548.7	35.7%	1.8%
Security Services	92.8	2.4%	0.1%	197.9	4.6%	0.2%
Depreciation of property, plants and equipments	444.8	11.6%	0.5%	378.8	8.7%	0.4%
Taxes and charges	49.8	1.3%	0.1%	250.0	5.8%	0.3%
Others	323.7	8.5%	0.4%	282.6	6.4%	0.3%
Total	3,837.2	100%	4.4%	4,341.3	100%	4.9%

Other operating (expenses) income

Other operating (expenses) income include mainly provision for contingencies and debit and credit tax. Other operating (expenses) income, decreased by 3% for a net loss of Ps.1,970.4 million for the year ended December 31, 2019, compared to a net loss of Ps.2,031.0 million for the year ended December 31, 2018. The decrease was mainly due to a decrease in disposals of property, plant and equipment, and an increase of expenses recovery.

Operating profit

Our operating results decreased by Ps.2,462.3 million, from a profit of Ps.6,060.5 million for the year ended December 31, 2018 to a gain of Ps.3,598.1 million for the year ended December 31, 2019, mainly due to the increase in electric power purchases.

Net Finance Costs

Net finance costs totaled Ps.9,076.7 million for the year ended December 31, 2019, compared to Ps.9,641.8 million for the year ended December 31, 2018. This decrease was mainly due to a decrease in losses from exchange differences and a decrease in liabilities with CAMMESA (as a consequence of the compensation resulting from the Agreement on the Regularization of Obligations), which resulted in lower accrual of commercial interest.

Income Tax

Our income tax charge was a loss of Ps.10,673.8 million in 2019, compared to a loss of Ps.2,886.9 million for 2018, mainly due to the income recognition pursuant to the Agreement on the Regularization of Obligations, by Ps.17,094.8 million.

Profit for the year

We recorded a profit of Ps.12,134.3 million for the year ended December 31, 2019, compared to a loss of Ps.6,608.2 million for the year ended December 31, 2018. In addition, during 2019 the profit for the year increased by Ps.5,526.1 million due to the income recognition of the Agreement on the Regularization of Obligations by Ps.17,094.8 million.

Year Ended December 31, 2018 compared with Year Ended December 31, 2017.

Revenue from sales

Revenue from sales increased by 41%, to Ps.86,039.2 million for the year ended December 31, 2018, from Ps.60,897.3 million for the year ended December 31, 2017, mainly due to the increase in the cost of energy purchases which represents 74% of the variation, while the remaining percentage of the variation is represented by the implementation of the VAD update pursuant to the RTI process, together with certain bi-annual CPD adjustments. During 2018, VAD updates for a total of 87.7% were applied, and the last update occurred during the first six months of 2018, which was partial as the remainder was deferred for March 2019. This revenue increase from sales was partially offset by a 2% decrease in the volume of energy sales.

Electric Power Purchases

The amount of electric power purchases increased by 53%, to Ps.49,015.2 million for the year ended December 31, 2018, from Ps.32,015.2 million for the year ended December 31, 2017. This increase was mainly due to an increase in the average price of sales resulting from new reference seasonal prices for electricity in December 2017, February 2018 and August 2018 established by Resolution No. 1,091/17 and Provision No. 75/18 of the SEE. Despite this increase, the reference seasonal price for residential users remains partially subsidized by the Argentine Government, especially in the case of residential users.

Our volume of electric power purchases for the year ended December 31, 2018 amounted to 25,906 GWh, which represented a 0.2% decrease in demand as compared to 2017.

Energy losses increased to 18.2% for the year ended December 31, 2018, compared to 17.1% for the year ended December 31, 2017, and was mainly generated by increased fraud that may be associated with the economic recession and the impact caused by tariff increases. For more information, see “—Factors Affecting Our Results of Operations—Recognition of Cost of Energy Losses.”

Transmission and Distribution Expenses

Transmission and distribution expenses increased by 18% to Ps.16,780.5 million for the year ended December 31, 2018, compared to Ps.14,219.2 million for the year ended December 31, 2017. This increase was mainly due to a collection of fines and penalties of Ps.1,106.8 million in 2017, an increase in 2018, in penalties as a result of new penalties imposed by ENRE Resolution No. 91/18 for breaches in reading and billing terms, the change in the calculation of the penalties methodology and an increase in fees for third-party services, mainly due to a higher number of market discipline works, such as an increase in street crew workers, associated with the losses reduction plan, higher expenses in preventive and corrective maintenance works such as pruning, changes of posts, the gathering of data on anomalies, the rental of generating units and the repair of sidewalks. Such increases in expenses were partially offset by a decrease in costs for salaries and social security taxes.

As a percentage of revenue from sales, transmission and distribution expenses decreased to 19.4% for the year ended December 31, 2018, compared to 23.3% for the year ended December 31, 2017.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated.

	Year ended December 31,
	2018		% of 2018	2017		% of 2017
			net sales			net sales

Salaries and social security taxes	6,660.5	39.7%	7.7%	7,685.2	54.0%	12.6%
Supplies consumption	1,215.4	7.2%	1.4%	1,056.7	7.4%	1.7%
Fees and remuneration for services	2,170.9	12.9%	2.5%	1,663.8	11.7%	2.7%
Depreciation of property, plant and equipment	3,098.3	18.5%	3.6%	2,676.0	18.8%	4.4%
ENRE penalties	3,174.3	18.9%	3.7%	658.2	4.6%	1.1%
Others	461.1	2.8%	0.5%	479.3	3.4%	0.8%
Total	16,780.5	100%	19.4%	14,219.2	100%	23.3%

Gross profit

Our gross profit, including transmission and distribution expenses, increased by Ps.5,581.4 million, or 38%, to Ps.20,244.2 million for the year ended December 31, 2018, from Ps.14,662.8 million for the year ended December 31, 2017. This increase was mainly attributable to the application of the new RTI tariff schedules, partially offset by higher operating expenses.

Selling Expenses

Selling expenses increased by 42% to Ps.7,813.9 million for the year ended December 31, 2018, from Ps.5,486.3 million for the year ended December 31, 2017. This increase of Ps.2,327.6 million was mainly due to: (i) an increase in doubtful account charges driven by an increase of the delinquent balance, (ii) an increase in taxes paid driven by an expansion of our taxable income base that accompanied the tariff increase, (iii) an increase in fees for third-party services, mainly explained by higher expenses associated with the distribution of bills. These increases were partially offset by a decrease in costs for salaries and social security taxes.

As a percentage of revenue from sales, selling expenses increased to 9.2% for the year ended December 31, 2018, compared to 9.0% for the year ended December 31, 2017.

The following table sets forth the principal components of our selling expenses for the years indicated.

	Year ended December 31,
	2018		% of 2018	2017		% of 2017
			net sales			net sales
Salaries and social security taxes	1,194.8	15.3%	1.4%	1,363.9	24.9%	2.2%
Allowance for the impairment of trade and other receivables	1,503.1	19.2%	1.7%	602.2	11.0%	1.0%
Communication expenses	414.7	5.3%	0.5%	445.0	8.1%	0.7%
Fees and remuneration for services	1,599.5	20.5%	1.9%	1,348.0	24.6%	2.2%
ENRE penalties	1,617.9	20.7%	1.9%	659.2	12.0%	1.1%
Taxes and charges	920.9	11.8%	1.1%	607.8	11.1%	1.0%
Others	563.0	7.2%	0.7%	460.2	8.4%	0.8%
Total	7,813.9	100%	9.2%	5,486.3	100%	9.0%

Administrative Expenses

Administrative expenses increased by 13%, to Ps.4,341.3 million for the year ended December 31, 2018, from Ps.3,851.2 million for the year ended December 31, 2017. This increase was mainly due to an increase in fees and remuneration for services.

As a percentage of revenue from sales, administrative expenses decreased to 4.9% for the year ended December 31, 2018, as compared to 6.4% for the year ended December 31, 2017.

The following are the principal components of our administrative expenses for the years indicated.

	Year ended December 31,
	2018		% of 2018	2017		% of 2017
			net sales			net sales
Salaries and social security taxes	1,406.2	32.4%	1.6%	1,410.4	36.6%	2.3%
Leases and insurance	277.1	6.4%	0.3%	279.9	7.3%	0.5%
Fees and remuneration for services	1,548.7	35.7%	1.8%	1,261.3	32.8%	2.1%
Security Services	197.9	4.6%	0.2%	217.2	5.6%	0.4%
Depreciation of property, plants and equipments	378.8	8.7%	0.4%	204.1	5.3%	0.3%
Taxes and charges	250.0	5.8%	0.3%	49.2	1.3%	0.1%
Others	282.6	6.4%	0.3%	429.1	11.1%	0.7%
Total	4,341.3	100%	4.9%	3,851.2	100%	6.4%

Other operating (expenses) income

Other operating (expenses) income, increased by 20.8% for a net loss of Ps.1,695.6 million for the year ended December 31, 2018, compared to a net loss of Ps.1,403.9 million for the year ended December 31, 2017. The increase was mainly due to a growth in provisions for contingencies attributable to the existence of new cases and increase in interest rates, and in debit and credit taxes.

Operating profit

Our operating results increased by Ps.2,415.3 million, from a profit of Ps.3.645,2 million for the year ended December 31, 2017 to a gain of Ps.6,060.5 million for the year ended December 31, 2018, mainly due to the increase in revenue from sales.

Net Financial Expense

Net financial expense totaled Ps.9,641.8 million for the year ended December 31, 2018, compared to Ps.3,513.6 million for the year ended December 31, 2017. This increase of Ps.6,128.2 million was mainly due to an increase in losses from exchange rate differences and in the commercial interest.

Income Tax

Our income tax charge was a loss of Ps.2,886.9 million in 2018, compared to a loss of Ps.784.3 million for 2017, mainly due to the improvements in operating results arising from the application of the new tariff schedule in 2018.

Profit for the year

We recorded a profit of Ps.6,608.2 million for the year ended December 31, 2018, compared to a profit of Ps.7,812.5 million for the year ended December 31, 2017. In addition, during 2018 the profit for the year increased by Ps.13,076.4 million due to a gain on net monetary position, against Ps.8,465.2 million in 2017.

Liquidity and capital resources

Sources and Uses of Funds

In 2019, continuing with the guidelines defined by the RTI process, the ENRE, by means of different resolutions, approved (i) the review of CPD of February 2019 together with the stimulus factor, which application was deferred until March 2019, (ii) the value to be applied for the 36 remaining installments resulting from the gradual application system; the 50% of the CPD that should have been applied in August 2019, will have to be recovered in six CPD variation-adjusted installments; and (iii) the increases of PRP and SPE in the MEM for the February-October 2019 period.

Although the regulatory framework in effect is currently being applied, in the last four years the Company recorded negative working capital. This situation was not reversed after the application from February 1, 2017 of the new tariff arising from RTI, mainly due to the constant increase of the Company’s operating costs (necessary to maintain the level of service), the Argentine economy’s inflationary environment, and the sustained recession since mid-2018, with the consequent impact on the decline in revenues, the extension of collection periods and the constant increase in levels of energy theft.

In view of the continuous increase of the costs associated with the service provision, as well as the need for additional investments to meet greater seasonal demand, the Company has taken a series of measures aimed at mitigating the negative effects on its financial structure and minimizing the impact on (i) the sources of employment, (ii) the execution of the investment plan, and (iii) the performance of essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, pursuant to the Concession Agreement, in a satisfactory manner in terms of quality and safety.

Taking into consideration that the Company operates in a complex economic context, the main variables have recently been subject to a high degree of volatility, as evidenced, among other, by the following facts:

•	1.7% year-on-year decrease of GDP in the third quarter of 2019;
•	53.77% cumulative inflation rate between January 1, 2019 and December 31, 2019;
•	Significant depreciation of the Argentine peso as from August 2019, giving rise to an unexpected withdrawal of dollar-denominated deposits from the financial system;
•	Decrease of Central Bank’s reserves;
•	Decrease in the reference interest rate as of the last month of 2019; such rate is still at high levels as of the date of this annual report.

Our principal uses of cash are expected to be operating costs, the servicing of our financial debt and our investment plan. We are subject to limitations on our ability to incur new debt under the terms of our debt instruments so the Company cannot assure that it will be able to obtain additional financing on acceptable terms. See “Debt”.

As of December 31, 2019 and 2018, our cash and cash equivalents amounted to Ps.409.6 million and Ps.42.5 million, respectively. We generally invest our cash in a range of instruments, including sovereign debt, corporate debt securities and other securities. The table below reflects our cash and cash equivalents position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	Year ended December 31
	2019	2018	2017
Cash and cash equivalents at beginning of year	42.5	188.1	732.6
Net cash flows provided by operating activities	10,158.2	15,225.8	11,172.7
Net cash flows used in investing activities	(5,156.0)	(13,238.2)	(13,083.9)
Net cash flows (used in) generated by financing activities	(5,071.5)	(3,224.5)	1,333.9
Result from exposure to inflation	(2.2)	851.3	32.9
Exchange differences in cash and cash equivalents	438.6	240.0	(0.1)
Cash and cash equivalents at the end of year	409.6	42.5	188.1

Net Cash flows provided by operating activities

Net cash flows provided by operating activities decreased by 33% to Ps.10,158 million in the year ended December 31, 2019, from Ps.15,225.8 million in the year ended December 31, 2018.

Changes in net cash flows provided by operating activities were primarily due to an increase resulting from a one-time payment of Ps.17,094.8 million under the Agreement on the Regularization of Obligations, which does not account for any inflow whatsoever, and an increase in trade receivables of Ps.3,795 million. Additionally, the payment of income tax was Ps.2,623.9 million, compared to the payment of income tax in 2018, which was Ps.1,362.6.

Net cash flows provided by operating activities increased by 36% to Ps.15,225.8 million in the year ended December 31, 2018, from Ps.11,172.7 million in the year ended December 31, 2017.

Changes in net cash flows provided by operating activities were primarily due to an increase in the positive adjustment to net loss for income tax of Ps.2,102.6 million and for net accrued interest and exchange difference of Ps.3,356.6 million and 3,946.9 million, respectively. In 2018, other payables increased by Ps.4,599.1 million, partially offset by an increase in trade receivables of Ps.3,277.5 million.

Net Cash flows used in investing activities

Net cash flows used in investing activities decreased by 61% from Ps.13,238.2 million in the year ended December 31, 2018, compared to Ps.5,156 million in the year ended December 31, 2019.

Changes in net cash flows used in investing activities in 2019 were primarily due to an increase in net collections resulting from the sales of financial assets at fair value of Ps.5,236.5 million. During 2019, Ps.9,370 million were paid for the acquisitions of property, plant and equipment, compared to Ps.13,147.3. in 2018.

Net cash flows used in investing activities decreased by 1.2% from Ps.13,083.9 million in the year ended December 31, 2017, compared to Ps.13,238.2 million in the year ended December 31, 2018.

Changes in net cash flows used in investing activities in 2018 were primarily due to an increase in net payments for the purchase of financial assets at fair value of Ps.2,047.3 million. During 2018, Ps. 3,555.5 million were collected for the redemption net of money market funds compared to Ps.535.5 in 2017.

Net Cash flows generated in financing activities

Net cash flows generated in financing activities decreased to a negative outcome of Ps.5,071.5 million in the year ended December 31, 2019, compared to Ps.3,224.5 million in the year ended December 31, 2018, mainly generated by the partial payment of the loan we received from the Industrial and Commercial Bank of China Dubai (ICBC) Branch in 2017.

Net cash flows generated in financing activities decreased to a negative outcome of Ps.3,224.5 million in the year ended December 31, 2018, from a positive outcome of Ps.1,333.9 million in the year ended December 31, 2017, mainly generated by the loan we received from the Industrial and Commercial Bank of China Dubai (ICBC) Branch in 2017 and, in 2018, due to the acquisition of our own shares.

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

Our capital expenditures consist of net cash used in investing activities during a specified period plus supplies purchased in prior periods and used in such specified period. The following table sets forth our actual capital expenditures:

	Year ended December 31,
	2019	2018
	(Figures in millions)
HV Network structure	2,285.4	2,356.9
MV Network structure	1,009.0	1,735.3
LV Network structure	2,043.9	599.7
Network improvements	2,828.7	2,708.8
Buildings, software, furniture, tools and equipment	457.1	210.0
Total	8,624.1	7,610.7

In 2019, in accordance with our capital expenditure program, we invested Ps.8,624.1 million in nominal currency, a substantial portion of which was dedicated to increasing the capacity of our grid in line with the growth of our user base. In addition, we made investments in order to meet our quality standards levels.

In the context of the RTI process, we submitted our investment plan for the following five-year period. In comparative terms, in 2019, there was a significant increase in the level of investments over the last years. We made investments for more than Ps.8 billion aimed at improving both the electricity network’s capacity and the operation and we complied with the investment plan agreed upon with the ENRE.

Debt

The economic crisis in Argentina had a material adverse effect on our operations. The depreciation of the Peso caused the Peso value of our U.S. Dollar-denominated indebtedness to increase significantly, resulting in significant foreign exchange losses and a significant increase, in Peso terms, in our debt service requirements. At the same time, our cash flow remained Peso-denominated and our distribution margins were frozen and pesified by the Argentine Government pursuant to the Public Emergency Law. Moreover, the 2001 and 2002 economic crisis in Argentina had a significant adverse effect on the overall level of economic activity in Argentina and led to deterioration in the ability of our users to pay their bills. These developments caused us to announce on September 15, 2002 the suspension of principal payments on our financial debt. On September 26, 2005, our board of directors decided to suspend interest payments on our financial debt until the restructuring of this financial debt was completed.

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

As of December 31, 2019, our outstanding debt under the Senior Notes due 2022 amounted to U.S.$161.6 million. The Senior Notes due 2022 are currently rate “Caa3” by Moody’s, on a global scale.

Long term loan by the Industrial and Commercial Bank of China Dubai (ICBC) Branch

On October 11, 2017, we obtained a loan from the Industrial and Commercial Bank of China Dubai (ICBC) Branch in the amount of U.S.$50 million and for a term of 36 months. Proceeds were allocated to the financing our working capital and investment plan and will allow us to partially offset the impact of the deferral of revenues generated by the staggered recognition of own distribution costs pursuant to ENRE Resolution No. 63/17, as determined by the RTI process. This loan consists of permitted indebtedness under the Senior Notes due 2022.

As of December 31, 2019, the outstanding balance under this loan amounted to Ps.1,515.8 million.

Derivatives Contracts

Management of derivative financial instruments

In 2019, 2016 and 2015, with the aim of hedging the currency risk associated with the payment of the next interest coupon of our Senior Notes 2017 and Senior Notes due 2022 we entered into futures contracts to buy U.S. Dollars.

As of December 31, 2019, the economic impact of the transactions carried out in that fiscal year resulted in a loss of Ps.202.1 million, which is recorded in the Other finance costs account of the Statement of Comprehensive Income.

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

The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration.

Cash flows are prepared based on estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, timing, and modality of the electricity rate increases and/or recognition of cost adjustments; (ii) demand for electricity projections; (iii) development of the costs to be incurred; (iv) investment needs appropriate to the service quality levels required by the regulatory authority, and (v) macroeconomic variables, such as, growth rates, inflation rates and foreign currency exchange rates, among others.

In order to consider the estimation risk included in the projections of the aforementioned variables, the Company has taken into consideration three alternative probability-weighted scenarios, which are detailed below:

a) Pessimistic scenario: The Company forecasts that 80% of the CPD increases fixed by the RTI will be transferred to tariffs as from January 2022. Furthermore, as from the aforementioned date, 80% of the outstanding balances, net of the debt with CAMMESA generated in 2020 plus interest, would begin to be recovered in 18 monthly installments. From February 2021, 80% of the CPD adjustments related to each period would be transferred to tariffs. A declining inflation rate is used for the projected years. Probability of occurrence assigned: 20%.

b) Intermediate scenario: The Company forecasts that the CPD increases fixed by the RTI will be transferred to tariffs as from January 2021. Furthermore, as from the aforementioned date, the outstanding balances, net of the debt with CAMMESA generated in 2020 plus interest, would begin to be recovered in 18 monthly installments. From February 2021, the CPD adjustments related to each period would be transferred to tariffs. A declining inflation rate is used for the projected years. Probability of occurrence assigned: 60%.

c) Optimistic scenario: The Company forecasts that the CPD increases fixed by the RTI will be transferred to tariffs as from January 2020. As from January 2021, the outstanding balances, net of the debt with CAMMESA generated in 2020 plus interest, would begin to be recovered in 12 monthly installments. From February 2021, the CPD adjustments related to each period would be transferred to tariffs. A declining inflation rate is used for the projected years. Probability of occurrence assigned: 20%.

The Company has assigned to these three scenarios the previously described probability of occurrence percentages based mainly on experience and giving consideration to the current economic and financial situation.

The discount rate (WACC) in pesos used in all the scenarios varies for each year of the projection. For the first 5 years, the average of such rate is 41%.

As of December 31, 2019, the valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the higher of value in use and fair value less costs to sell at the end of the year.

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

ENRE penalties and discounts

The Company considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events that are valued on the basis of the Management’s best estimate of the expenditure required to settle the present obligation at the date of this annual report. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto.

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

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2019.

CONTRACTUAL OBLIGATIONS

Technical assistance fees

Corresponds to the technical advice on financial affairs that EASA (as a result of the parent company’s merger process, Pampa has become the direct controlling company of Edenor, see “Item 7. Major Shareholders and Related Party Transactions—Parent Company Merger Process”) has provided to the Company since September 19, 2015. For this service, we pay Pampa an annual amount of U.S.$2.5 million. The agreement is valid for five years, unless either party gives notice not less than 60 days prior to the expiration of such term, with no obligations to fulfill and without paying compensation to the other party.

Fines and penalties

Pursuant to caption C of Section 37 of the Concession Agreement, the grantor of the concession may, without prejudice to other rights to which it is entitled thereunder, foreclose on the collateral granted by the Company when the cumulative value of the penalties imposed in the previous one-year period exceeds 20% of its annual billing, net of taxes and rates.

As of December 31, 2019, total accrued fines and penalties imposed on us amounted to Ps.7,319.0 million, of which Ps.2,269.7 million (including accrued interest) corresponded to penalties accrued but not yet imposed on us and Ps. 5,049.3 million (including accrued interest) correspond to penalties imposed on us but not yet paid.

Corporate Notes programs

The relevant information of our corporate notes program is detailed below (debt issued in U.S. Dollars):

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.18	Debt repurchase	Debt structure at 12.31.19	At 12.31.19
Fixed Rate Par Note	9	9.75	2022	161.65	(29.08)	132.57	8,197.43
Total				161.65	(29.08)	132.57	8,197.43

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.17	Debt repurchase	Debt structure at 12.31.18	At 12.31.18
Fixed Rate Par Note	9	9.75	2022	171.87	(10.22)	161.65	9,610.57
Total				171.87	(10.22)	161.65	9,610.57

(1)      Net of issuance expenses.

Long term loan by the Industrial and Commercial Bank of China Dubai (ICBC) Branch

On October 11, 2017, we obtained a loan from the Industrial and Commercial Bank of China Dubai (ICBC) Branch in the amount of U.S.$50 million for a term of 36 months. Proceeds will be allocated to financing our working capital and investment plan and will allow us to partially offset the impact of the deferral of revenues generated by the staggered recognition of CPD pursuant to ENRE Resolution No. 63/17, as determined by the RTI process.

As of December 31, 2019 and 2018, the outstanding balance under this loan amounted to Ps.1,515.8 million and 2,936.9, respectively.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual liabilities and commitments as of December 31, 2019.

	Payments due by period
	Total	Less than	1‑3	4‑5
		1 year	years	years
	(in millions of Pesos)
Debt obligations and commercial debt obligations (1)	13,928.2	5,730.8	-	8,197.4
Accrued fines and penalties (2) (3)	7,319.0	2,691.8	4,627.2	-
Financial assistance fees (4)	262.0	149.7	112.3	-
Operating leases (5)	340.1	-	340.1	-
Capital expenditures (6)	-	-	-	-
Total	21,849.4	8,572.3	5,079.6	8,197.4

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

Directors and alternate directors serve for one-year periods, indefinitely renewable. As of the ordinary general meeting of shareholders held on April 24, 2019 and up to the meeting that appoints the authorities for the year 2020, the following directors and alternate directors were appointed:

Name	Position	Age	Year of appointment (class electing director)
Ricardo Torres	Chairman	61	2019 (Class A)
Gustavo Mariani	Vice Chairman	49	2019 (Class A)
María Carolina Sigwald	Director	52	2019 (Class A)
Diego Martin Salaverri	Director	55	2019 (Class A)
María José Wuille Bille*	Director	60	2019 (Class A)
Carlos Iglesias*	Director	63	2019 (Class A)
Gustavo Capatti*	Director	61	2019 (Class A)
Emilio Basavilbaso*	Director	43	2019 (Class B/C)
Carlos Alberto Lorenzetti*	Director	79	2019 (Class B/C)
Lucas Amado*	Director	45	2019 (Class B/C)
Mariano García Mithieux*	Director	52	2019 (Class B/C)
Miguel Ángel De Godoy**	Director	56	2019 (Class B/C)
Leandro Carlos Montero	Alternate Director	43	2019 (Class A)
Daniel Eduardo Flaks	Alternate Director	55	2019 (Class A)
Eduardo Abel Maggi	Alternate Director	64	2019 (Class A)
Mariano Batistella	Alternate Director	37	2019 (Class A)
Gerardo Ruben Tabakman	Alternate Director	44	2019 (Class A)
Carlos Dionisio Ariosa	Alternate Director	53	2019 (Class A)
Ariel Schapira	Alternate Director	57	2019 (Class A)
Luciano Careri*	Alternate Director	41	2019 (Class B/C)
Alejandro Chiti*	Alternate Director	41	2019 (Class B/C)
Patricio E Jaccoud Girart ***	Alternate Director	40	2019 (Class B/C)
Adriana Avalos****	Alternate Director	60	2019 (Class B/C)
Franciso Bosch*****	Alternate Director	37	2019 (Class B/C)

*       Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

**     On March 3, 2020, Miguel Angel De Godoy submitted his resignation to the position of Director, for which he had been appointed at the General Shareholders Meeting held on April 24, 2019

***   On November 26, 2019, Patricio E. Jaccoud Girart submitted his resignation to the position of Alternate Director, for which he had been appointed at the General Shareholders Meeting held on April 24, 2019.

**** On November 26, 2019, Adriana Avalos submitted her resignation to the position of Alternate Director, for which she had been appointed at the General Shareholders Meeting held on August 08, 2019.

***** On November 28, 2019, Francisco Bosch submitted his resignation to the position of Alternate Director, for which he had been appointed at the Ordinary General Shareholders' Meeting held on April 24, 2019.

The following is a brief description of our current directors’ and alternate directors’ background, experience and principal business activities:

 Ricardo Alejandro Torres was born on March 26, 1958. Mr. Torres holds a degree in accounting from the Universidad de Buenos Aires and a Master’s degree in Business Administration from the Instituto de Altos Estudios Empresariales - Escuela de Negocios de la Universidad Austral. He has been Chairman of the Board of Directors of Edenor since March 2012. Mr. Torres has been a member of the board of directors of Pampa Energía S.A. since November 2005 and serves as Vice Chairman and Co-CEO. Mr. Torres has also held a post as a professor of Tax and Finance at the school of Economics of the Universidad de Buenos Aires. He currently serves as Chairman at CPB, CTG, IPB and Pampa Inversiones S.A. Ponderosa Assets Holding I LLC. Ponderosa Assets Holding II LLC, RT Warrants S.A., Pop Argentina S.R.L. (Partner), Todos Capital S.R.L. (Partner); Orígenes Seguros de Vida S.A., Orígenes Seguro de Retiro S.A. Mr. Torres is also member of the board of directors of Bodega Loma la Lata S.A. CTG, CTLL, CITELEC (alternate director), EASA, HIDISA, HINISA, IEASA, Inversora Diamante S.A., Inversora Nihuiles, PACOSA, Pampa Participaciones S.A., Pampa Participaciones II S.A., PEASA, PEFMSA, Petrolera Pampa S.A., TRANSBA (alternate director) and Transelec Argentina S.A. Also, Mr. Torres is the spokesperson of the management board of “Fundación Pampa Energía Comprometidos con la Educación.”

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

María Carolina Sigwald was born on November 15, 1967. She was Director of Legal and Regulatory Affairs of Edenor from October 2015 to October 31, 2017. Since November 2017, she has been the  Executive Director of Legal Affairs of Pampa. She started her professional career as a lawyer in Central Puerto S.A. after its privatization and then joined Chadbourne & Parke in New York and later the Inter-American Investment Corporation (IIC) in Washington. Carolina returned to Argentina in 1998 as founding partner of Law Firm Díaz Bobillo, Sigwald & Vittone, where she served as an external advisor for energy companies, Pampa Energia among them. Likewise, she took office in Transportadora de Gas del Sur’s and Telefónica de Argentina’s board of directors. Mrs. Sigwald obtained her law degree in from the University of Buenos Aires, where she graduated with honors.

Diego Salaverri was born on August 7, 1964, Lawyer graduated from Catholic University of Buenos Aires in the year 1988. He is founding partner of Estudio Salaverri, Burgio and Wetzler Malbrán, specialist in mergers and acquisitions, competition defense, corporate law, capital market and corporate finance. Throughout his career he´s been distinguished in several opportunities for his professional merits on international publishing such us Chambers, Latin Lawyer and International Financial Law Review among others. Salaverri performed as international lawyer in the firm Brown & Brown, New York, actually named Sidley Austin. He was also member of Edenor Board between 2006 and 2017.

Gustavo Capatti was born on January 12th, 1958. Certified Public Accountant - University of Buenos Aires (UBA), Argentina (1981). Retired on June 30th, 2018, from EY Argentina/Arthur Andersen after 37 years working on Audit & Business Advisory (specialized in the Energy, Chemicals, Agroindustrial and Utilities industries), the last 14 years as Assurance Managing Partner and Member of the ExCom. Former Chairman of the Argentine External Audit Firms Forum and Former Board Member of IDEA (Instituto para el Desarrollo Empresario Argentino). Independent Director, Board of Directors and Audit Committee Consultant & Business Advisor, with strong experience in Risk Management, External Audit, M&A & Consulting Advisory Services.

Carlos Iglesias was born on February 5, 1956 has a wide experience in the financial area in national and international Companies. Between 2002 and 2016 he was Director of the Investment Banking area at Raymond James Argentina. Previously Iglesias performed as Investment Banker at ING Argentina, Financial Manager at SAMAP (IRSA Group), Advisor at Booz Allen & Hamilton, member of the consortium for the Entel acquisition with Bell Atlantic y Manufacturers Hanover, Head of the Industry & External Commers Secretary and Financial Analyst at SOCMA. Iglesias holds a degree in Economics from the Buenos Aires University and a degree in Sociology from the Belgrano University.

María José Wuille Billie was born on August 11, 1959. English Teacher graduated from Catholic University of Buenos Aires, with a Management on nonprofit organizations Postgraduate from San Andrés University of Buenos Aires. Actually, performs as a member of the International Board of MSIF and International Relations Director of INECO Foundation.

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

Our board of directors has not designated a Remuneration Committee and has delegated to the Human Resources Department the approval of the general policy on the remuneration of the Company’s employees, as well as the responsibility of proposing options and subsequently implementing the specific decisions and policies on these issues. Due to the fact that he is a related party, our Chief Executive Officer’s remuneration has been approved by the Audit Committee and our board of directors. The aggregate remuneration paid to the members and alternate members of our board of directors, the members and alternate members of our supervisory committee and our senior management during 2019 was Ps.252.1 million, Ps.3.6 million and Ps.441.4 million, respectively.

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

•         rendering opinions on relevant transactions with related parties;

•         supervising and reporting to regulatory authorities the existence of any kind of conflict of interest;

•         supervising external audit and evaluating their independence, plans and performance;

•         evaluating plans and performance of the internal audit,

•         supervising the operations of the complaints channel.

As of December 31, 2019, the members of our audit committee were:

Name	Position	Class electing member
Gustavo Capatti (1)	Chairman	Class A
Carlos Iglesias (1)	Member	Class A
Lucas Amado (1)	Member	Class B/C

  (1) Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934.

Senior Management

The following table sets forth information regarding our senior management, as of December 31, 2019:

Name	Current Position	Age
Ricardo Torres	Chairman and Chief Executive Officer (CEO)	61
Daniel Eduardo Flaks	Technical Director	55
Eduardo Maggi	Director of Operations	64
Gerardo Tabakman	Customer Services Director	44
Leandro Carlos Montero	Chief Financial Officer (CFO)	44
Luis Lenkiewicz	Director of Information Technology and Telecommunications	55
Mariana de la Fuente	Director of Human Resources	51
Ariel Schapira	Digital Transformation Director	57
Carlos Ariosa	Legal Affairs Manager	53
Víctor Augusto Ruiz	Principal Accounting Officer	60

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

Víctor Augusto Ruíz was born on December 20, 1959 and is the Principal Accounting Officer. He began working at Edenor in 1992. Mr. Ruiz was one of the original partners from the consortium that participated in the privatization of Edenor. He also was part of the Grupo ASTRA CAPSA (Astra Compañía Argentina de Petróleo S.A.). Between 1992 and 2006, he worked as financial statements sub-manager and accounting sub-manager at Edenor. From 2006 and 2008, he worked as tax manager and has worked as principal accounting officer since 2008. He is a consultant member of the Tax Commission and the Accounting Rules and Public Offering Commission at la Cámara de Sociedades Anónimas (Chamber of Businesses). Mr. Ruiz holds a CPA from la University of Buenos Aires and an MBA from Universidad del Salvador in Argentina and Deusto in Spain.

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

The members and alternate members of our supervisory committee as of December 31. 2019 were:

Name	Position	Year of appointment (class electing director)
José Daniel Abelovich (1)	Chairman	2019 (Class A)
Germán Wetzler Malbrán (1)	Member	2019 (Class A)
Jorge Roberto Pardo (1)	Member	2019 (Class B/C)
Martin Fernandez Dussaut (1)	Alternate Member	2019 (Class A)
Marcelo Fuxman (1)	Alternate Member	2019 (Class A)
Sandra Auditore (1)	Alternate Member	2019 (Class B/C)

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

Germán Wetzler Malbrán was born on April 25, 1970. He has been a member of our supervisory committee since April 2018. He received his law degree from the Universidad Católica Argentina in 1993, where he later completed graduate studies in Corporate Law, Banking Law, Bankruptcy Law and Insurance Law. He is a founding partner of the Estudio Salaverri, Burgio and Wetzler Malbrán and specializes in civil and commercial law, defense of competition, with a focus on litigious and transactional areas. He began his professional career in the National Commercial Court No. 11, serving as Secretary until the year 2000. Later he worked as an associate in the law firm Bruchou Fernández Madero, Lombardi & Mitrani and as an international associate in Simpson Thacher & Bartlett LLP. He participated in local and international financing, restructuring of judicial and extrajudicial debts, and litigation of various kinds, matters in which he had previously intervened as a judicial officer. He published various articles on bankruptcy and litigation, mainly in the legal journals "La Ley" and "El Derecho" and was repeatedly distinguished in international publications such as Chambers and Latin Lawyer.

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

Martin Fernandez Dussaut was born on January 29, 1981. He has been an alternate member of our supervisory committee since April 26, 2018. Mr. Fernandez Dussaut graduated with an honors degree from the legal career at the Pontificia Universidad Católica Argentina in 2004. Currently, he is partner of the Estudio Salaverri, Burgio and Wetzler Malbrán. Additionally, he was an associate at Estudio Bruchou, Fernandez Madero, Lombardi & Mitrani in 2004and later that year joined the firm Errecondo, Salaverri, Dellatorre, González & Burgio. In 2008, he worked in New York as a foreign associate at Cleary Gottlieb Steen & Hamilton LLP. He later returned to Argentina to continue his professional practice as a specialist in mergers and acquisitions, defense of competition, corporate law, capital markets, corporate finance, regulation of changes and real estate law.

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

                Sandra Auditore was born on November 3, 1967. She has been an alternate member of our supervisory committee since April 24, 2019. Mrs Auditore is Public Accounting from the Universidad de Buenos Aires since 1995. In 2011 he completed a Specialization in Government Control. Currently, also serves as Company Trustee at Nación Seguros S.A., Nación Seguros de Retiro S.A., Nación Reaseguros S.A. and Transener S.A.

Employees

Edenor had 4,777 employees as of December 31, 2019, 4,922 employees as of December 31, 2018 and 4,789 employees as of December 31, 2017.

As of December 31, 2019, approximately 83% of our full-time employees were subject to two collective bargaining agreements. After our privatization, we implemented an employee reduction plan to reduce the number of employees from 6,368 employees at the time of the privatization. The employee reductions were primarily effected through an early retirement program.

The Company’s labor relations with its employees are reflected in the collective bargaining agreements entered into with the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union or “LYF”) for production personnel and the Asociación del Personal Superior de Empresas de Energía (Association of Energy Companies’ Supervisory Personnel or “APSEE”) for supervision personnel. In July 1995, we signed two collective bargaining agreements with the Electric Light and Power Labor Union and Association of Energy Companies’ Supervisory Personnel, which are currently in force pursuant to collective bargaining agreements 817/06 “E” (LYF) and 805/06 “E” (APSEE). Such agreements were renewed on November 8, 2006 and October 5, 2006 respectively. The union agreements have a joint commission integrated by representatives of the Company and the unions, to interpret the agreements and analyze claims and unresolved issues that arise in our daily activities. The most common issues that arise are related to changes in the organization of working tasks, the conformation of the working teams, relocation and readjustment of employees’ positions, detailed situations with personnel and the analysis of the suitability of different technological advances and their applications.

Although the terms of the collective bargaining agreements approved by the competent authorities have expired, the working conditions arising therefrom continue to apply until the execution of a new agreement by virtue of the provisions of Section 12 of Law No. 14,250, pursuant to which a collective bargaining agreement shall remain valid after its expiration if it is not renewed.

Furthermore, the Company has entered into several memoranda of understanding with the aforementioned unions with an aim to improving the productivity, efficiency, and the integral application of multi-functionalism and multi-professionalism in the development of the tasks of personnel in order to increase the quality levels of the service provided to users.

Additional improvements to optimize the Company’s human resources in the different operational areas include the incorporation and adoption of new technologies and the introduction of changes in organizational structures, work plans and management systems, including the realignment of positions, responsibilities, work shifts and integration of different workplaces.

The collective bargaining agreements entered into in 2018 were in effect until October 2019. Subsequently, a new agreement effective from November 2019 to January 2020 was signed. As of the date of this annual report, there is no certainty concerning future collective bargaining agreements.

We outsource a number of activities related to our business to third party contractors in order to achieve a lower and more flexible cost base, so as not to oversize our structure following works and investments plans that change from year to year and to provide us with the ability to respond more quickly to changes in our market. We have contracts with third-party service companies that together employed a total of 5,588 employees as of December 31, 2019, 7,397 employees as of December 31, 2018 and 5,477 employees as of December 31, 2017. Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that, if conflicted, contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liabilities between the contractor and the entity to which it is supplying services under certain circumstances. As of December 31, 2019, 2018 and 2017, termination complaints amounted to Ps.898.3 million, Ps.286.6 million and Ps.637.4 million, respectively.

Share Ownership

None of the members of our board of directors, our audit committee or our senior management beneficially own any shares of our capital stock, except for Mr. Ricardo Torres, and Mr. Gustavo Mariani who, through Pampa Energía are indirect beneficiaries of all of our Class A common shares. In addition, Mr. Ricardo Torres, Mr. Diego Salaverri, Mrs. Carolina Sigwald, Mr. Leandro Montero, Mr. Eduardo Maggi, Mr. Daniel Flaks and Mr. Carlos Ariosa are the beneficial owners of certain capital stock represented by Class B common shares (each of these persons beneficially owns less than one percent of our outstanding shares). See “Item 7. Major Shareholders and Related Party Transactions.”

Item 7.         Major Shareholders and Related Party Transactions

The following table sets forth information relating to the ownership of our common shares as of the date of this annual report.

	Class(1)	Shares	Percent Ownership
Pampa Energía S.A.(2)	A	492,807,331	54.37%
Employee Stock Participation Program	C	1,952,604	0.22%
Public	B	137,314,741	15.14%
ANSES(3)	B	242,999,553	26.81%
Treasury Shares	B	31,380,871	3.46%
Total		906,455,100	100.00%

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

All of our shares have the same voting rights. As of December 31, 2019, there was one registered shareholder of our ADSs in the United States and 7,129,758 of our ADSs were outstanding. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are residents. We have no information concerning holders with registered addresses in the United States that hold our shares not represented by ADSs.

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

On November 18, 2014, the Extraordinary General Meeting of the Company approved an additional extension of three years which will allow for an automatic reduction of capital under the Capital Markets Law and develop a proposal to target those shares, which will be submitted for consideration and approval of the relevant corporate bodies.

 On April 18, 2017, the Company held the Annual General Meeting that resolved by majority vote to approve the allocation of own shares in portfolio to the implementation of the long-term incentive plan in favor of personnel dependent on company under the terms of article 67 of the CML.

 On May 10, 2018, the Company held an Annual General Meeting that resolved by majority vote to approve the allocation of own shares in portfolio under the terms of article 67 of the CML.

On December 4, 2018, the Company’s board of directors, approved a share repurchase pursuant to both Section 64 of the CML and the regulations of the CNV, under the following terms and conditions: a maximum amount of Ps.800 million can be invested; the treasury stock may not exceed the limit of 10% of share capital, as a whole; the maximum price to be paid for the shares is U.S.$30 per ADR in the New York Stock Exchange, or the equivalent amount in pesos at U.S.$1.5 per share in the BYMA; the repurchases will be made with realized and liquid profits; and the shares may be acquired for a term of 120 calendar days beginning on December 5, 2018.

In this framework, on December 31, 2018, the Company repurchased 15,590,860 of its own Class B shares with a nominal value of Ps.1.

On April 8, 2019, the Company’s board of directors approved the allocation of own shares in portfolio under the terms of article 67 of the CML.

In making such a decision, the Board of Directors took into account the same decisions adopted on the Board of Directors’ meetings of May 10, 2018 and December 4, 2018.

The following are only the terms and conditions approved by the Board of Directors for the share repurchase, which differ from the terms and conditions for the share repurchase approved on May 10, 2018: (i) a maximum amount of Ps.800 million can be invested; the treasury stock may not exceed the limit of 10% of share capital, in the aggregate; (ii) the maximum price to be paid for the shares is U.S.$23 per ADR in the New York Stock Exchange, or the equivalent amount in pesos at U.S.$1.15 per share in the BYMA; (iii) the repurchases will be made with realized and liquid profits; and (iv) the shares could be acquired for a term of 120 calendar days beginning on April 17, 2019.

As of December 31, 2019, and 2018, the Company’s treasury stock amounted to 31,380,871 and 23,111,131 Class B shares (of which, 8,269,740 and 15,590,860 were acquired in 2019, for a total of Ps. 599.2 million and Ps. 1,643.5 million restated in constant currency, respectively).

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

In 2017, the “long term incentive plan” addressed to Edenor’s staff was developed with the purpose of keeping and attracting key staff and promoting the highest performance by offering company’s shares to the executive and management levels and other key employees. The plan would be administered and executed by an implementing committee to be composed of three members of the Company’s Executive Committee, which, in April of each year decides on the implementation of the plan for the respective calendar year and shall issue the corresponding annual granting resolution.

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

In 2019, the Company’s operating costs amounted to Ps.83.2 million.

Orígenes Seguros de Vida S.A.

During the process of hiring a compulsory life insurance and after receiving several proposals from insurance companies, our board of directors approved the insurance provider Orígenes Seguros de Vida on March 8, 2016, and the audit committee’s favorable opinion was previusly received.

In 2019, the Company’s operating costs relating to this agreement amounted to Ps.19.6 million.

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

Item 8.         Financial Information

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

Legal Proceedings

In the ordinary course of our business, we participate as plaintiff and defendant in various types of lawsuits. Our management evaluates the merit of each claim and assesses its possible outcome, recording a reasonable allowance in our financial statements for the contingencies related to the claims filed in the lawsuits against the Company. On December 31, 2019, we had established provisions in the aggregate amount of Ps. 2,276.4 million to cover potential losses from such claims and legal proceedings. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

We are not aware of any other contingencies that are reasonably possible and, as of December 31, 2019, there were no losses in excess of the contingencies that we recognized in our Financial Statements as of and for the year ended December 31, 2019.

The most significant legal actions in which the Company is a party involved are detailed below:

a.       Legal action brought by Consumidores Financieros Asociación civil para su defensa

In March 2010, Consumidores Financieros, Asociación Civil Para Su Defensa, a consumers’ association, instituted an action against Edenor and Edesur in the National Court of First Instance in Federal Administrative Claims Tribunal No. 2, Secretariat 3 (Juzgado Nacional de Primera Instancia en lo Contencioso). The action is based on three claims. First, the plaintiffs claim a refund for the percentage payment of VAT over a taxable base they allege was inappropriately increased to include an amount that exceeded Edenor’s and Edesur’s own payments to the WEM. Second, the plaintiffs claim a refund for charges relating to interest on payments by users that the plaintiffs claim Edenor and Edesur failed to adjust to reflect the actual number of days the payment was outstanding. Finally, the plaintiffs claim a refund for late payment charges from 2008 onwards calculated at the interest rate that Banco Nación pays on deposits (tasa pasiva) in alleged contravention of the Law of Consumer Defense (Ley de Defensa del Consumidor) in April 2008.

On April 22, 2010, we answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such time, that summons be served upon the Argentine Government, the AFIP and the ENRE as third-party defendants.

Prior to the evidence stage, the review of the proceeding by the Fiscal Representative was ordered, for the purpose of issuing a ruling on the lack of standing motion filed by Edenor. Once the proceeding returned to the court, the motion to dismiss for lack of standing was rejected. In due time, the Company appealed such rejection. The proceeding is not expected to conclude during the year 2020.

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

Prior to the evidence stage, the review of the proceeding by the Fiscal Representative was ordered, for the purpose of issuing a ruling on the lack of standing motion filed by Edenor. Once the proceeding returned to the court, the motion to dismiss for lack of standing was rejected. In due time, the Company appealed such rejection. The proceeding is not expected to conclude during the year 2020.

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

On July 8, 2011, we were requested that process be served on the ENRE. On October 28, 2011, the court denied the request for injunctive relief. As a consequence, we filed a Federal Extraordinary Appeal with the Supreme Court which was dismissed. We then filed another appeal with the Supreme Court (“Recurso de Queja por apelación denegada”) requesting review of the rejected federal extraordinary appeal, which as of the date of this annual report has not been resolved.

On April 24, 2013, we were notified of the decision of the Appellate Court in Contentious and Administrative Federal Matters No. 1 to deny the direct appeal filed by us. On May 3, 2013 and May 13, 2013, we filed an Ordinary Appeal and a Federal Extraordinary Appeal, respectively, with the Supreme Court. On November 7, 2014, our Ordinary Appeal was rejected and our Federal Extraordinary Appeal was partially granted. We timely submitted an extraordinary appeal on account of the partially denied appeal (“Recurso de Queja por Recurso Extraordinario Denegado”).

In view of the provisions of the Agreement on the Regularization of Obligations executed on May 10, 2019 between the Company and the Federal Government, this lawsuit had to be withdrawn. Such Agreement established that the litigation costs shall be borne in the order in which they were incurred.

As of December 31, 2019, the Company has made a provision of Ps. 88.1 million, for principal and accrued interest under the heading of Other non-current liabilities. Therefore, once the ENRE provides its consent in connection with the withdrawal of this lawsuit, this provision should be cancelled.

d.       Legal action brought by the Company (“Edenor S.A. vs Federal Government – Ministry of Federal Planning / proceeding for the determination of a claim and motion to litigate in forma pauperis”)

On June 28, 2013, we initiated a legal action against the Ministry of Planning, Public Investment and Services pursuant to an acknowledgment process and a request to litigate without expenses, both entertained by the National Court of First Instance in Federal Administrative Claims Tribunal No. 11 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 11). We claimed a breach by the Argentine Government of the agreed terms under the Adjustment Agreement and sought compensation for damages.

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

The request to litigate without expenses, which was filed on July 2, 2013, is at the discovery period and the period for the parties to file their arguments on the merits of the produced evidence has begun. As of the date of this annual report, and by “agreement of the parties”, the procedural time-limits continue to be suspended.

On September 16, 2019, the Company -within the framework of the "request to litigate without expenses” proceeding-, presented a waiver of the action and the right, arguing that the costs would be imposed in the order in which they were incurred. The representatives of the Argentine Government agreed with the terms of the brief. On September 24, 2019, the court took into account such brief and ordered to close this separate proceeding.

Simultaneously, in the main proceeding, the Company (with the Argentine Government’s consent), on September 16, 2019, submitted a waiver of the action and the right, declaring that the facts disputed in the proceeding amounted to Ps.6,900 million. As a result, the payment of the justice fee was integrated, which amounted to Ps 207 million. The proceeding was sent to the Treasury for review and approval purposes. Before that, the Treasury requested to attach the liquidation of the amounts that integrated the reconciled capital. The Company answered such request timely, explaining the different items and amounts included in the liquidation. As of December 31, 2019, the Treasury has not pronounced itself nor have the proceedings returned to the court.

It is expected that the proceeding will be concluded during 2020.

e.        Legal action brought by the Company (Study, Review and Inspection of Works in public spaces “TERI”)

In December 2015, the Company filed a petition for a declaratory judgment and requested injunctive relief with the City of Buenos Aires Courts in Contentious and Tax-Related Matters (Fuero Contencioso Administrativo y Tributario de la Ciudad de Buenos Aires), in connection with a claim by the City of Buenos Aires against Edenor with respect to an alleged local tax liability (relating to the Study, Review and Inspection of Works in Public Spaces Fees, the “TERI”). The injunctive relief requested aims at suspending the foreclosure proceedings initiated by the City of Buenos Aires and avoiding an attachment on the Company’s assets. As of the date of the filing of the petition, the City of Buenos Aires’ claim amounted to Ps.55.3 million.

In our opinion, such local taxes are not applicable under federal regulations and case law. The Company’s management and its external counsel understand that there are reasonable grounds to believe that Edenor should prevail on this matter.

f.        Administrative Proceeding by the CNV

In October 2014, the CNV carried out a routine review of the Company’s corporate and accounting books. Following this inspection, in February 2015, the Commission requested Edenor, in addition to other information that was immediately provided, to complete the signatures of certain pages of the inventory and balance sheet books; to initiate the reports of the external auditors and the audit committee on all their financials; and that the blank spaces observed on pages No. 2 from the minutes books of the board of directors, the Assembly, the Supervisory Committee and the Audit Committee were crossed, corresponding to the back of pages No. 1 in which the respective heading is stamped in each book. Notwithstanding that in February 2015 the CNV issued a notice stating that all the observations made had been corrected, in July 2017, the CNV informed the filing of an administrative proceeding against the Company, the board of directors and the Audit committee for the 2014 fiscal year. The corresponding defense was submitted in a timely manner, both by the Company and by each of the summoned individuals. On February 23, 2018, the CNV issued a resolution by which the aforementioned administrative proceeding concluded.

g.       AGIP’s claim. Determinative Resolution N° 3417/DGR//17

By Determinative Resolution No. 3417/DGR/17 issued on December 5, 2017, the AGIP claims Edenor alleged differences in the contribution impacting on electricity companies. The difference is based on the content of the tax base of the Contribution, which the AGIP asserts is made up of the Company’s monthly income from the sale of electricity, without admitting the deduction for the sale of energy to railroads, pursuant to the federal laws that govern the Contribution. Through Resolution 3417/17, the General Tax Collection authority: a) challenged the tax returns submitted by Edenor in connection with “Contributions impacting Electricity Companies in relation to the fiscal periods in 2011 (1st to 12th monthly advances), 2012 (1st to 12th monthly advances) and 2013 (1st to 12th monthly advances); b) determined ex officio the taxable matter and the resulting tax from the taxpayer for the 2011, 2012 and 2013 fiscal years for a total amount of Ps. 233,624.02 plus interest; c) established that for the income obtained with respect to the activity “Electric power distribution and commercialization services,” the Company should pay the mentioned Contribution at a rate of 6% for the 2011, 2012 and 2013 fiscal years, and d) Imposed a fine of Ps. 151,855.61 on Edenor.

In a timely manner, on January 18, 2018, we filed an appeal for reconsideration under the terms of Article 150 of the Tax Code of the Autonomous City of Buenos Aires (T.O.2018), against AGIP’s Determinative Resolution N° 3417/DGR/17.

On July 4, 2019, Edenor was notified of Resolution 2019-1908-GCABA-DGR, rejecting the Appeal for Reconsideration filed. Continuing the administrative procedural steps, against that decision, the company brought a hierarchical appeal on July 26, 2019. As of the date of this annual report, the AGIP has not handed down a decision on the appeal.

h.       AFIP Administrative Procedure – Social Security Resources. Rate differential application Decree 814/2001.

By Administrative Resolution No. 236/2018 DV TJGE (DI RSGE), AFIP alleged differences in the application of the rate determining the Social Security Contributions entered on the staff payroll, for the period between December 2011 and December 2016, for a total amount of Ps. 626.0 million plus interest and a fine imposed of Ps.181.8 million. The Company submitted an appeal on August 3, 2018, which, as of the date of this annual report, is still pending. In addition, on December 2, 2019, the Company was notified of the settlement of adjustments with respect to differences in the application of the above-mentioned rate, but for the period between January 2017 and June 2019 for a total amount of Ps. 566.0 million plus interest and a fine imposed of Ps.252.4 million. The Company submitted an appeal on December 23, 2019, which, as of the date of this annual report, is still pending.

i.         Legal action brought by the Company (“Edenor S.A. vs Ribera Desarrollos S.A.”)

With regards to the real estate asset to be constructed, acquired by the Company in November 2015, the subsequent termination of the agreement due to RDSA’s default in August 2018, and the respective legal actions brought by the Company against the seller and the insurance company (as described in Note 37 to the Financial Statements as of December 31, 2019), on September 30, 2019, the Company entered into a settlement agreement pursuant to which the insurance company will pay to the Company a sole compensation of US$ 15 million and assign it the insurer’s subrogation right for the amount paid to RDSA.

As of December 31, 2019, the Company collected U.S.$ 14 million. The remaining balance will be paid in 6 quarterly installments, the first of which was due on April 21, 2020. As of the date of this annual report we have not received payment.

Furthermore, the claim duly filed by the Company with the Arbitral Tribunal of the Buenos Aires Stock Exchange against RDSA for the latter to refund the price paid for the undelivered real property was suspended so that the claim could be allowed in RDSA’s insolvency proceeding. Such claim was allowed by the court hearing the case for the sum of Ps 2,125.9 million.

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

As of December 31, 2019, we have 31,380,871 treasury shares. The acquisition cost of such shares in the market, in accordance with the provisions of Title IV, Chapter III, article 3.11.c of the CNV’s Rules, restricts the amount of the realized and liquid gains that we may distribute to our shareholders.

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

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Year	High	Low	High	Low
2016	22.20	9.38	27.98	13.44
2017	45.75	21.75	52.00	28.63
2018	62.10	38.60	62.55	19.60
2019	56.50	15.20	29.60	4.25

The following tables set forth, for the periods indicated, the reported high and low sales prices for our shares on the BASE and the reported high and low sales prices for the ADSs on the NYSE.

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2018
First Quarter	62.10	46.60	62.55	50.05
Second Quarter	61.40	47.25	58.70	32.49
Third Quarter	52.95	39.25	35.00	19.60
Fourth Quarter	50.95	38.60	27.09	20.70

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2019
First Quarter	56.50	42.50	29.60	19.10
Second Quarter	43.50	36.80	19.73	16.73
Third Quarter	44.70	15.20	21.40	5.26
Fourth Quarter	26.80	16.25	7.21	4.25

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2019
November	22.10	16.25	5.55	4.25
December	26.80	18.70	7.04	4.98
2020
January	24.70	21.70	5.99	5.19
February	23.00	19.15	5.43	4.46
March	20.50	13.40	5.16	2.96
April (1)	17.15	13.70	3.51	2.83

(1)     Represents the corresponding sale prices from April 1 through April 24, 2020.

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

Money Laundering

The concept of money laundering is commonly used to refer to operations that aim to enter funds from criminal activities into the institutional system and thus convert profits from illegal activities into assets of apparently lawful origin.

On April 13, 2000, the Argentine Congress passed Law No. 25,246, subsequently amended by Laws No. 26,087, 26,119, 26,268, 26,683, 26,733, 26,734 and Decree No. 27/2018 (the “Anti-Money Laundering Law”) which typifies money laundering as a crime. Additionally, such law, which amended several sections of the Argentine Criminal Code, has established sanctions for the ones incurring in such illicit activity and has created the Unidad de Información Financiera (“UIF”), which depends of the Ministry of Treasury.

The Argentine Criminal Code defines money laundering as a crime, defining it as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) appear as if obtained through legitimate means, provided that the aggregate value of the assets involved exceed in the aggregate (through one or more related transactions) Ps.300,000.

As previously mentioned, the Anti-Money Laundering Law created the Unidad de Información Financiera (“UIF”), which is in charge of the analysis, supervision and conveyance of information in order to prevent the laundering of assets obtained from: (i) Crimes related to illegal traffic and commercialization of narcotics (Law No. 23,737); (ii) Crimes related to arms trafficking (Law No. 22,415); (iii) Crimes related to the activities of an illegal association as defined in Article 210 bis of the Argentine Criminal Code; (iv) Illegal acts committed by illegal associations (Article 210 of the Argentine Criminal Code) organized to commit crimes with political or racial motivation; (v) Crimes of fraud against the Public Administration (Article 174, Section 5 of the Argentine Criminal Code); (vi) Crime against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of Book Two of the Argentine Criminal Code; and (vii) Crimes of underage prostitution and child pornography under Articles 125, 125 bis, 127 bis and 128 of the Argentine Criminal Code.

The Anti-Money Laundering Law assigns information and control duties to certain private sector entities, such as banks, agents, stock exchanges and insurance companies, according to the regulations of the UIF, and for financial entities, the Central Bank. These regulations apply to many Argentine companies. These obligations consist mainly of maintaining internal policies and procedures aimed at preventing money laundering and financing of terrorism, especially through the application of “know your customer” (“KYC”) policies.

Financial entities must inform the UIF about any suspicious or unusual transaction, or transactions lacking economical or legal justification, or being unnecessarily complex. In addition, it has been established guidelines and internal procedures for unusual or suspicious transactions, which must be implemented by financial institutions and other entities.

Pursuant to the same criteria that underlies the aforementioned law, in 2012, the office of the Attorney General issued the Resolution No.914/12, which created the prosecution office specialized in economic crimes and money laundering (Procuraduría de Criminalidad Economica y Lavado de Activos –PROCELAC-). As the PROCELAC has no competence to apply sanctions, its main role is to collaborate with the Federal Prosecutors in the crime investigation and in receiving complaints in order to initiate preliminary investigations.

The UIF issued Resolution No. 229/2011, which was replaced by Resolution UIF No. 21/2018 and, subsequently amended by Resolutions No. 156/2018, No. 18/2019 and No. 117/2019 (“AML legislation in the Capital Market Sector”). The AML legislation in the Capital Market Sector establishes certain procedures that must be followed by the authorized agents of the CNV involved in the placement, intermediation and public offering of securities (the “Obliged Subjects in the Capital Market Sector”) in order to prevent, detect and report (within the deadlines established) the acts, transactions or omissions that may arise from the commission of money laundering and terrorist financing crimes in the capital market sector. Additionally, the AML legislation in the Capital Market Sector introduced general guidelines to identify different types of customers (including a distinction between frequent, casual and inactive customers), the requested information, the documentation to be kept and the procedure to detect and report – within the established deadlines – all suspicious transactions.

The main obligations that Obliged Subject shall comply with pursuant to the AML legislation in the Capital Market Sector are the following: a) prepare manuals providing the mechanisms and procedures for the prevention of money laundering and financing of terrorism; b) appoint a compliance officer; c) audit regularly; d) provide training programs to their employees; e) enforce measures that would allow the Obliged Subjects in the Capital Market Sector to compile the transactions performed by the customers using a computerized method, as well as technological tools which would enable to analyze or supervise different aspects to identify behaviors and detect potential suspicious operations; f) implement technological tools that would allow to establish in an effective way the control and prevention procedures against money laundering and financing of terrorism; and g) record the analysis and risk management of the suspicious operations that were detected and those that, for been considered suspicious, have been reported.

The Central Bank and the CNV should also comply with provisions of the Anti-Money Laundering Law. In this respect, the CNV regulations provide that entities involved in the public offering of securities (other than issuers), including, among others, underwriters of any primary issuance of securities, must comply with the standards set by the UIF. In particular, they must comply with the obligation regarding customer identification and required information, record-keeping, precautions to be taken to report suspicious transactions, policies and procedures to prevent money laundering and terrorist financing. With respect to issuers (such as the Company), CNV regulations provide that any person (either individuals or legal entities) performing significant capital contributions or loans must be identified, whether or not a shareholder at the time of the contributions, and must meet the requirements for general participants in the public offering of securities, provided in the CNV regulations and the UIF regulations, especially with regards to the identification of such persons and to the origin and legality of the funds and loans provided.

On the other hand, with the issuance of Resolution No. 21/2018, as amended, the responsibility of the Obliged Subjects in the Capital Market Sector has been included in order to identify and evaluate the risks that they are exposed to and, as a result, to adopt administrative measures for mitigating them, in order to more effectively prevent money laundering. In accordance with this standard, the Obliged Subjects in the Capital Market Sector must have KYC policies, which must be applied according to the risk rating resulting from the implemented risk model. Within this framework, individuals are enabled to implement reputable technological platforms, which allow carrying out long-distance procedures without the need to present documentation in person, without this conditioning the fulfillment of due diligence duties. Additionally, new standards were established to carry out due diligence in the control and monitoring of customers, as well as new categories of agents were included (the ones included in the latest reform of the Capital Markets Law). In this sense, publicly funded financial trusts, their trustee, trustor and human or legal persons directly or indirectly associated with them were included, partially repealing UIF Resolution No. 140/12 only on such entities, but remaining applicable on the other trusts.

In accordance with Annex I of the UIF Resolution No. 154/2018 (which established the supervision and inspection mechanism of the UIF), both the BCRA and the CNV are considered “Specific Controllers”. Therefore, they must collaborate with the UIF in complying with the procedures for the prevention of money laundering and finance of terrorism implemented by the obligated subjects subject to its control. For these purposes, they are empowered to supervise, monitor and inspect such entities. The refusal, obstruction or obstruction of inspections by the obliged subjects may result in penalties by the UIF, CNV or the BCRA. Both UIF Resolution No. 30/2017, as well as the BCRA regulations require banks to take certain minimum precautions to prevent money laundering. In August 2018, as provided by the UIF Resolution No. 97/2018, the regulation of the BCRA's duty of collaboration with the UIF were readjusted in accordance with the guidelines established in UIF Resolution No. 30/2017 regarding the procedures of supervision followed by financial and exchange entities.

 On October 14, 2016, the UIF issued Resolution No. 135/2016, which strengthened regulations regarding the international exchange of information between similar authorities which may enter into agreements or memorandum of understanding as well as to the foreign public bodies that are members of the Egmont Group of Financial Information Unit or the Asset Recovery Network of the Financial Action Task Force of Latin American (GAFILAT).

On January 11, 2017, the UIF published Resolution No. 4/2017, which established that special due diligence measures must be applied for identifying foreign and domestic investors (who shall comply with the requirements therein set forth to qualify as such) in the Republic of Argentina upon requesting the opening of special investment accounts.

On the other hand, under the Argentine tax amnesty (Law 27,260 and its regulatory decree No. 895/16) (the “Tax Amnesty Law”) it was established that the information that had been voluntarily disclosed may be used for investigating and sanctioning crimes of money laundering and finance of terrorism. To this end, the UIF is enabled to inform other public intelligence agencies or investigations, based on a previous resolution of the president of the UIF and provide with information that show evidence of the commission of crimes of money laundering and/or financing of terrorism. In the same way, the AFIP is obliged to report to the UIF the suspicious transactions detected in the context of the Tax Amnesty Law and to provide all the information that the UIF requires, not being able to invoke the fiscal secrecy.

In November, 2018 the UIF published Resolution No. 134/18, which updates the list of persons that should be considered “politically exposed persons” (“PEP”) in Argentina, considering the functions they perform or have performed, as well as its relationship of closeness or affinity with third parties who perform or have performed in such functions. Also, during 2019, the UIF issued Resolution No. 15/2019, which modified the PEP list and Resolution 128/19 established that foreign PEPs will be considered high risk and therefore subject to reinforced due diligence measures, with some exceptions.

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

As of the date of this annual report, our capital stock consists of 906,455,100 common shares, represented by 462,292,111 book-entry Class A common shares, with a par value of one Peso each and the right to one vote per share, 442,210,385 book-entry Class B common shares, with a par value of one Peso each and the right to one vote per share, and 1,952,604 book-entry Class C common shares, with a par value of one Peso each and the right to one vote per share. Under our by-laws, we are required to ensure, unless the ENRE approves otherwise, that Class A common shares represent 51% of our outstanding capital stock and that new Class A, Class B and Class C common shares are issued pro rata to the percentage of the outstanding capital stock represented by them prior to a capital increase, unless a general or special shareholder’s meeting approves otherwise. All of our outstanding shares are currently fully paid.

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

In 2008, we acquired 9,412,500 Class B treasury shares with a nominal value of Ps.1.0 in nominal currency, equivalent to Ps.6.9 in current currency. The amount disbursed to acquire these shares totaled Ps.6.1 million in nominal currency, equivalent to Ps.41.9 million, which was deducted from unappropriated retained earnings of the equity attributable to the owners of the Company at that date. As of December 31, 2017, the Company owns 7,794,168 shares, 1,618,332 shares were delivered as additional remuneration in favor of executive directors and managers for special processes developed during the year 2016 (See “Item 7. Major Shareholders and Related Party Transactions - The Company’s Share-based Compensation Plan”).

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

On May 10, 2018, December 4, 2018 and April 8, 2019 the Company’s board of directors approved the allocation of own shares in portfolio under the terms of article 67 of the CML. See “Item. 6 – Directors and Management - Share Ownership - Share Buy-Back Program” above.

As of December 31, 2019, and 2018, the Company owned 31,380,871 and 23,111,131 shares, respectively, and held as treasury stock.

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

In January 2002, the Argentine Congress issued the Public Emergency Law (Ley de Emergencia Pública) in the immediate aftermath of Argentina’s 2001 political, economic and social crisis, and declared a state of public emergency in respect of its social, economic, administrative, financial and foreign exchange matters, authorizing the Argentine Government to establish a system to determine the foreign exchange rate between the Peso and foreign currencies and to issue foreign exchange-related rules and regulations. On February 8, 2002, through Decree No. 260/02, the Argentine Government established (i) the Mercado Unico y Libre de Cambios (the “MULC”) through which all foreign exchange transactions in foreign currency must be conducted, and (ii) that foreign exchange transactions in foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among contracting parties, subject to the requirements and regulations imposed by the Central Bank. The Public Emergency Law has been subsequently renewed until its final expiration on January 6, 2018. A summary of the main regulations is set forth below.

On June 9, 2005, through Decree No. 616/05, the Argentine Government mandated that (i) all inflows of funds into the local foreign exchange market arising from foreign debts incurred by residents (including both individuals and legal entities in the Argentine private sector), other than those concerning foreign trade financing and primary issuances of debt securities offered to the public and listed on self-regulated markets, and (ii) all inflows of funds by non-residents channeled through the MULC and intended to be held in local currency for acquiring all types of financial assets or liabilities in the financial or non-financial private sector (except for foreign direct investments and primary issuances of debt securities and shares offered to the public and listed on self-regulated markets), as well as investments in securities issued by the public sector and acquired in secondary markets, had to meet the following requirements: (a) such inflows of funds could only be transferred outside the local foreign exchange market at the expiration of a term of 365 calendar days as from the date of settlement of such funds into Pesos; (b) the proceeds of such inflows of funds had to be credited to an account in the local banking system; (c) a non-transferable and non-interest-bearing deposit for 30% of the amount of the transaction had to be kept in Argentina for a period of 365 calendar days, in accordance with the terms and conditions set forth in the applicable regulations (the “Deposit”); and (d) the Deposit had to be denominated in U.S. Dollars and held in Argentine financial institutions, and it may not be used to guarantee or serve as collateral for any type of credit transactions. The requirements of Decree No. 616/05 were subsequently revoked, as explained below.

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

On May 19, 2017, the Central Bank issued Communication “A” 6244 dated May 19, 2017 and effective as of July 1, 2017 (amended by Communication “A” 6312 dated August 30, 2017), providing certain new rules that governed the access to the MULC and that supersede previous rules on the matter. Communication “A” 6244 (as amended by Communication “A” 6312) replaced all previous rules governing exchange transactions, the general exchange position and the provisions of Decree No. 616/05, while rules governing information and filing requirements were not replaced.

In addition, Communication “A” 6244 (as amended by Communication “A” 6312 and Communication “A” 6363) set forth:

                1.             The principle of freedom of exchange: Argentine residents, as well as non-Argentine residents, could freely access the MULC.

                2.             The obligation of carrying out any exchange transaction through an entity authorized by the Central Bank was maintained.

                3.             Time restrictions to trade in the MULC for carrying out foreign exchange transactions have been eliminated.

                4.             The mandatory inflow and settlement of export proceeds through the MULC within the applicable term.

                5.             The Argentine residents were obliged to comply with the “Review of Debt Securities and External Liabilities Issued by the Financial Sector and the Non-Financial Private Sector” (Communication “A” 3602 and its complementary provisions) and the “Review on direct investments” (Communication “A” 4237 and its complementary provisions), even though there had not been an income of funds to the MULC nor any future access through the transactions to be declared has been maintained.

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

Pursuant to Communication “A” 6401, dated December 26, 2017, a new reporting regime was created through which the “Review of Debt Securities and External Liabilities Issued by the Financial Sector and the Non-Financial Private Sector” established by Communication “A” 3602, and the “Survey on direct investments,” established by Communication “A” 4237, were replaced by a unified report on direct investments and debt. Only Argentine residents (both legal entities or natural persons) whose flow of balance of foreign assets or debts during the previous calendar year reaches or exceeds the equivalent of U.S.$1 million in Pesos are required to report foreign holding of (i) shares and other capital participations; (ii) debt; (iii) financial derivatives; and (iv) real estate, on an annual basis. Argentine residents whose foreign assets or debts flow or balance equal to or in excess of the equivalent of U.S.$50 million in Pesos at the end of each calendar year, are required to file within 180 calendar days from December 31, an annual report where supplements, amendments or confirmation of information contained in previously quarterly filings can be included.

On January 11, 2018, with the aim of providing more flexibility to the foreign exchange system and promoting competition, allowing the entrance of new players to the system, the Mercado Libre de Cambios (“MELI”) was created pursuant to Decree No. 27/18. On June 18, 2018 the Argentine Congress enacted Law No. 27,444 by which the Decree No. 27/18 was repealed, but notwithstanding the foregoing such law confirms the creation of the MELI.

Pursuant to Communication “A” 6,443, dated March 1, 2018, any company operating in the MELI could operate as an exchange agency by being registered electronically in the “Register of exchange operators”.

On September 1, 2019, after the primary elections, the Argentine government issued Decree No. 609/2019 (the “FX Decree”) by which foreign exchange controls were temporarily reinstated until December 31, 2019, which were subsequently extended by the new administration, not providing for a specific expiration date. The FX Decree: (i) reinstated exporters’ obligation to repatriate proceeds from exports of goods and services in the terms and conditions set forth by the BCRA and liquidate such foreign currency-denominated proceeds to pesos through the foreign exchange market MULC; and (ii) authorized the BCRA to (a) regulate the access to the foreign exchange market for the purchase of foreign currency and outward remittances; and (b) establish regulations to prevent practices and/or transactions aimed to bypass the measures adopted on the FX Decree.

Currently, foreign exchange regulations have been consolidated in a single regulation, Communication “A” 6844, as amended and restated. Below is a description of the main exchange controls measures in effect as of the date of this annual report:

Reporting Regime

The reporting regime is as set forth in Communication “A” 6401 described above. Access to the foreign exchange market for repayment of external financial indebtedness and other transactions are conditioned to the debtor’s compliance with such reporting regime.

Specific provisions for inward remittances

Repatriation and settlement of the proceeds of exports of goods.

In accordance with section 7.1 of Communication “A” 6844 of the BCRA, exporters must repatriate, and settle for pesos through the MULC, the proceeds of their exports of goods cleared through customs as from September 2, 2019.

Although Communication “A” 6844, maintains the obligation to bring export proceeds to Argentina through the MULC, in accordance with article 2.6 of said Communication, exporters are authorized to avoid the settlement for pesos to the extent all of the following conditions are met: (a) funds are credited to foreign-denominated accounts in the name of the exporter, opened at local banks; (b) the proceeds are repatriated to Argentina within the applicable time period established by the BCRA; (c) funds are simultaneously applied to conduct payments for which regulations allow access to the MULC, subject to applicable limitations; (d) if funds are proceeds of new foreign financial indebtedness and are applied to prepay foreign currency-denominated debt with local financial entities, such new foreign financial indebtedness must have a weighted average life greater than the prepaid local indebtedness, and (e) the application of this exception mechanism is tax-neutral.

Amounts collected in foreign currency for insurance claims related to the exported goods must also be repatriated and settled in pesos in the MULC, up to the amount of the insured exported goods.

Moreover, through section 8 of Communication “A” 6844, the BCRA reinstated the export proceeds monitoring system, setting forth rules governing such monitoring process and exceptions thereof. Exporters will need to appoint a financial entity in charge of monitoring compliance with the aforementioned obligations. Decree No. 661/2019 clarified that the collection of the export benefits set forth under the Argentine Customs Code shall be subject to the exporter complying with the repatriation and Peso settlement obligations imposed by the new regulations.

Finally, the regulations authorize the application of export proceeds to the repayment of: (i) pre-export financings and export financings granted or guaranteed by local financial entities; (ii) foreign pre-export financings and export advances settled in the MULC, provided that the relevant transactions were entered into through public deeds or public registries; (iii) financings granted by local financial entities to foreign importers; and (iv) financial indebtedness under contracts executed prior to August 31, 2019 providing for cancellation thereof through the application abroad of export proceeds. The application of export proceeds to the repayment of other indebtedness shall be subject to BCRA approval.

Obligation to repatriate and settle in pesos the proceeds from exports of services

Article 2.2 of Communication “A” 6844 imposes to exporters the obligation to repatriate, and settle in the MULC, the proceeds from exports of services within 5 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

Sale of non-financial non-produced assets

Pursuant of article 2.3 of Communication “A” 6844 the proceeds in foreign currency of the sale of non-financial non-produced assets must be repatriated and settled in pesos in the MULC within 5 business days following either the perception of funds in the country or abroad, or the accreditation in foreign accounts.

External financial indebtedness

Pursuant to the new regulations, servicing of foreign financial debt (disbursed after September 1, 2019) with access to the foreign exchange market for the payment of principal and interest thereunder, is subject to prior compliance with the following requirements: (i) the proceeds of such foreign financial debt must be transferred to the Argentine financial system and liquidated through the foreign exchange market, provided however that such requirement shall not apply to the extent the following conditions are met: (a) funds are credited to foreign-denominated accounts in the name of the borrower, opened at local banks; (b) proceeds are repatriated to Argentina within the applicable time period established by the BCRA; (c) funds are simultaneously applied to conduct payments for which regulations allow access to the foreign exchange market, subject to applicable limitations; (d) if funds are proceeds of new foreign financial indebtedness and are applied to prepay foreign currency-denominated debt with local financial entities, such new foreign financial indebtedness must have a weighted average life greater than the prepaid local indebtedness, and (e) the application of this exception mechanism is tax-neutral, and (ii) the debt must be reported, if applicable, pursuant to the External Assets and Liabilities Reporting Regime.

Furthermore, access to the foreign exchange market for the prepayment of foreign financial indebtedness requires prior approval of the BCRA for prepayments taking place more than three business days prior to the scheduled repayment date, except if all of the following conditions are met: (i) the prepayment takes place simultaneously with the liquidation on the foreign exchange market of the proceeds of the new indebtedness denominated in foreign currency to Pesos; (ii) the new indebtedness has a weighted average life greater than the outstanding debt being prepaid; and (iii) the new indebtedness’s first principal payment shall (a) take place on or after the original maturity date; and (b) the principal amount of the new indebtedness shall not be greater than the original principal amount.

Duly registered securities that are denominated and payable in foreign currency in Argentina

As of November 29, 2019, in accordance with article 2.5 and 3.6.4 of the Communication “A” 6844 issued by the BCRA, resident issuers are granted access to the MULC for the payment at maturity of principal and interest under new duly registered issuances of debt securities that are denominated and payable in foreign currency in Argentina, to the extent they (i) are fully subscribed in foreign currency, and (ii) the proceeds from the issuance are settled through the MULC. However, regarding the settlement of the proceeds from the issuance shall not constitute a condition for future access to the MULC for repayment of domestic issuances as provided in (ii) above, to the extent the conditions set forth in article 2.6 of the Communication “A” 6844 issued by the BCRA are met (i.e., the proceeds are deposited in a local foreign currency-denominated bank accounts and are simultaneously applied to transactions having access to the MULC, and the deal has no tax impact, among others).

Payments of foreign currency denominated debts and other obligations between residents

In accordance with article 3.6 of Communication “A” 6844, access to the MULC for the payment of foreign currency denominated debts and other obligations between Argentine residents executed from September 1, 2019 is prohibited, with the exception of: (i) foreign currency financings granted by local financial entities, including payments of credit cards; (ii) transactions executed before August, 30, 2019, as long as these transactions were entered into through public deeds or public registries; (iii) new issuances of debt securities with the purpose of refinancing debt mentioned in (ii), as long as the refinancing results in an increase of the average life of the obligations; and (iv) as mentioned in the previous paragraph, registered issuances by resident issuers of debt securities as of November 29, 2019, that are denominated and payable in foreign currency in Argentina, to the extent the securities are fully subscribed in foreign currency and the proceeds from the issuance are settled though the MULC.

Exception to the obligation to settle proceeds in foreign currency

As previously mentioned and in accordance with article 2.6 of Communication “A” 6844, Argentine residents are not required to settle the proceeds obtained from (i) export of goods and services, (ii) sale of non-financial non-produced assets, (iii) duly registered securities that are denominated and payable in foreign currency in Argentina and (iv) external financial indebtedness, to the extent all of the following conditions are met: (i) funds are credited to foreign-denominated accounts in the name of the exporter, opened at local banks; (ii) the proceeds are repatriated to Argentina within the applicable time period established by the BCRA; (iii) funds are simultaneously applied to conduct payments for which regulations allow access to the MULC, subject to applicable limitations; (iv) if funds are proceeds of new foreign financial indebtedness and are applied to prepay foreign currency-denominated debt with local financial entities, such new foreign financial indebtedness must have a weighted average life greater than the prepaid local indebtedness; and (v) the application of this exception mechanism is tax-neutral.

Moreover, in accordance with article 2.5 of the Communication “A” 6844, resident issuers are granted access to the MULC for the payment at maturity of principal and interest under new duly registered issuances of debt securities that are denominated and payable in foreign currency in Argentina, to the extent they (i) are fully subscribed in foreign currency, and (ii) the proceeds from the issuance are settled through the MULC. However, regarding the settlement of the proceeds from the issuance shall not constitute a condition for future access to the MULC for repayment of domestic issuances as provided in (ii) above, to the extent the conditions set forth in article 2.6 of the aforementioned Communication “A”6844 issued by BCRA are met (i.e., the proceeds are deposited in a local foreign currency-denominated bank accounts and are simultaneously applied to transactions having access to the MULC, and the deal has no tax impact, among others).

Access to the foreign exchange market by security trusts for principal and interest payments

As imposed by article 3.7 of Communication “A” 6844, local trusts created to guarantee principal and interest payments by resident debtors may access the MULC in order to make such payments at their scheduled maturity, to the extent that, pursuant to the current applicable regulations, the debtor would have had access to the MULC to make such payments directly. Also, subject to certain conditions, a fiduciary may access the MULC to guarantee certain capital payments and interest on financial debt abroad and anticipate access to it.

Specific Provisions Regarding Access to the Exchange Market

Residents are authorized to access the MULC for the payment of import of goods in accordance with articles 3.1, 10 and 11 of Communication “A” 6844. This regulation sets forth different requirements depending on whether it relates to the payment of imports of goods with customs clearance or the payments of import of goods pending customs clearance. Moreover, the imports and import payments monitoring system (SEPAIMPO) has been reinstated, setting forth rules governing such monitoring process and exceptions thereof. Importers will need to appoint a financial entity in charge of monitoring compliance with the aforementioned obligations.

Likewise, the local importer must designate a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with the applicable regulations, including, among others, the liquidation of import financing and the entry of imported goods.

Prior authorization by the BCRA is required for access to the MULC for payments of overdue or due to payment debts for imports of goods with related companies abroad when it exceeds the equivalent of U.S.$2 million per month per resident customer, as stated by article 3.10.3.2.5 of Communication “A” 6844.

It should be noted that all outstanding debts as of August 31, 2019, either those whose maturity had operated prior to said date or those that did not have a stipulated expiration date, are considered to be overdue or due to payment debts.

Payment of services provided by non-residents

Pursuant of article 3.2 of Communication “A” 6488, residents may access the foreign exchange market for payment of services provided by non-residents (provided they are, unless expressly admitted, unrelated entities), for so long as such transaction has been reported, if applicable, pursuant to the External Assets and Liabilities Reporting Regime. Prior authorization from the BCRA is required for residents to access to the foreign exchange market for the prepayment of debt originated in services provided by non-residents.

Repayment of debt interests of imports of goods and services

Access to the foreign exchange market for the repayment of debt interests of imports of goods and services shall be granted, provided that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting.

Additionally, article 3.3 of Communication “A” 6844 states that BCRA’s prior approval will be required to access the MULC for the repayment of debt interests of imports of goods and services prior to the maturity of such indebtedness.

Payment of dividends and corporate profits

In accordance with article 3.4 of Communication “A” 6844, access is granted to the local foreign exchange market, without BCRA’s prior approval, to pay dividends to non-resident shareholders, subject to the following conditions:

•         Maximum amounts: The total amount of transfers executed through the MULC as of January 17, 2020 for payment of dividends to non-resident shareholders may not exceed 30% of the total value of the new capital contributions made in the local company that had been entered and settled through the MULC as of the above mentioned date. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Argentine Pesos that was determined by the shareholders' meeting.

•         Minimum Period: Access to the MULC will only be granted after a period of not less than thirty (30) calendar days has elapsed as from the date of the settlement of the last capital contribution that is taken into account for determining the aforementioned 30% cap.

•         Documentation requirements: Dividends must be the result of closed and audited balance sheets. When requesting access to the MULC for this purpose, evidence of the definitive capitalization of the capital contribution must be provided or, in lack thereof, evidence of the initiation of the process of registration of the capital contribution before the IGJ shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry of Commerce. If applicable, the Information Regime on Foreign Assets and Liabilities shall have been complied with. Also, it be verified that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting.

Access to the MULC by other residents -excluding entities- for the formation of external assets and for derivatives transactions

According to article 3.10 of Communication “A” 6844, legal entities other than authorized entities, local governments, Common Investment Funds, trusts and other universities established in the country shall require BCRA’s prior authorization to access to the MULC for the build-up of foreign assets and for derivatives transactions.

Derivatives transactions

Article 4.4 of Communication “A” 6844 imposes to derivatives transactions, including payment of premium, constitution of guarantees and settlement of futures, forwards, options and other derivatives, held in the country -as of September 11, 2019- the obligation to be made in local currency.

Likewise, access to the MULC is granted for the payment premiums and settlements, margins and other collateral in connection with interest rate hedge agreements for foreign debt declared and validated, if applicable, in the External Assets and Liabilities Reporting Regime, as long as such agreements do not cover higher risks than external liabilities of the recorded debtor’s interest rate risk being covered.

An entity authorized to operate in the MULC must be designated by the debtor to track the operation and an affidavit must be provided in which the debtor undertakes to repatriate and settle the funds into Pesos that are in favor of the local client as a result of such operation, or as a result of the release of the funds of the constituted as collateral, within the following 5 business days.

Other Specific Provisions

Access to the MULC for savings or investments purposes of resident individuals

Per article 3.8 of Communication “A” 6844, Argentine residents may access the MULC for the purposes of external assets’ formation, family assistance or derivative operations (with some exceptions expressly mentioned) for up to U.S.$200 (through debits to local bank accounts) or U.S.$100 (in cash) per person per month through all authorized exchange entities. If the access entails a transfer of the funds abroad, the destination account must be an account owned by the same client.

In all cases, the client shall be obligated to submit a sworn statement expressing that the funds shall not be used for the secondary purchase of securities within the following 5 business days. In addition, if an individual purchases securities through payment in foreign currency, the same must have been held by the client for at least 5 business days since the settlement of the transaction before their subsequent sale or transfer to another depositary. This minimum holding period shall not apply if the sale of the securities is carried out in the same jurisdiction and the settlement of the transactions is made in the same foreign currency.

Access to the MULC by non-residents

In accordance with article 3.8 of Communication “A” 6844, BCRA prior approval will be required for access to the foreign exchange market by non-residents for the purchase of foreign currency. The operations of: (a) International organizations and institutions that perform functions of official export credit agencies, (b) Diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions, (c) Representatives in the country of Courts, Authorities or Offices, Special Missions, Commissions or Bilateral Bodies established by Treaties or International Agreements, in which the Argentine Republic is part, to the extent that transfers are made in the exercise of their functions, and (d) foreign transfers in the name of individuals who are beneficiaries of retirement and / or pensions paid by the Argentine Administración Nacional de la Seguridad Social (ANSES), for up to the amount paid by said agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in your registered country of residence.

Exchanges and arbitrage. Transactions involving securities

Pursuant of article 4.2 of Communication “A” 6844, entities are allowed to carry out exchange and arbitrage operations with their clients in the following cases: (i) said operation is not subject to the MULC settlement obligation; (ii) an individual transfers funds from their local accounts in foreign currency to own bank accounts abroad , (iii) when foreign currency transfers are made by a local central collective deposit of securities for funds received in foreign currency for principal and interest services from National Treasury securities, (iv) arbitrage operations not originated in foreign transfers provided that said funds are debited from an account in foreign currency of the client in a local entity and (v) other exchange and arbitrage operations may be carried out without the need to obtain prior BCRA approval, provided that if structured as separate transactions through the Peso, the same would have access to the MULC without BCRA authorization. In addition, on March 28, 2020, the Central Bank issued Communication “A” 6948, which established that residents shall be allowed to transfer funds abroad to remittance companies’ accounts up to the amount of U.S.$500, per person per month through all authorized exchange entities submitting an affidavit stating that the funds are being transferred to help Argentine residents who are not allowed to enter the country as a consequence of the measures taken due to COVID-19.

Securities related Operations

As per article 4.5 of Communication “A”6844, if an individual purchases securities through payment in foreign currency, the same must have been held by the client for at least 5 business days since the settlement of the transaction before their subsequent sale or transfer to another depositary. This minimum holding period shall not apply if the sale of the securities is carried out in the same jurisdiction and the settlement of the transactions is made in the same foreign currency. In all cases, the client shall be obligated to submit a sworn statement expressing that the funds shall not be used for the secondary purchase of securities within the following 5 business days.

Moreover, when a mere transfer of foreign currency deposited in a local account of a resident individual to a foreign account of the same individual is done, a sworn statement must be submitted expressing that there has not been any sale of securities with local settlement in foreign currency within the last 5 business days.

Blue Chip Swap Transactions

Entities authorized to operate on exchanges may not purchase securities in the secondary market with settlement in foreign currency or use holdings of their general exchange position for payments to local suppliers.

Foreign Exchange Criminal Regime

Any operation that does not comply with the provisions of the foreign exchange regulations is subject to the Foreign Exchange Criminal Regime.

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

The Tax Reform establishes an exemption for individuals tax residents on the sale of shares that are publicly traded in stock exchanges under the supervision of the Argentine Securities and Exchange Commission (the “CNV”).

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

Local entities.

Capital gains obtained by Argentine entities in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina derived from the sale, exchange or other disposition of our common shares or ADSs are subject to income tax. Law No. 27,541 extended the 30% rate for 2019 to the years 2020 and 2021. As of 2022, the rate decreases to 25%. Losses arising from the sale of our common shares or ADSs can be applied to offset such income.

Additionally, a withholding of 7% (years 2019, 2020 and 2021) or 13% (as of 2022), on the dividends distributed by the capital companies in favor of their shareholders, when they are legal persons or undivided successions resident in the country, or are foreign beneficiaries.

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

Other Income Tax provisions

Transfer pricing

The Transfer Pricing regime includes import and export controls of any product with the intervention of an international intermediary, that is not the importer at destination or exporter at origin, respectively.

In addition, for exports of goods with known prices and with the intervention of an intermediary (either related, or located in “non-cooperating” or low or no tax jurisdictions), the Law requires the Argentine exporter to file with AFIP the agreements supporting the transactions.

Equalization income tax

Equalization income tax -established by Income Law, art. 69.1- will not be applicable on profits generated from the 2018.

Upgrade

The Tax Reform re-establishes the adjustment for inflation procedures in the Income Tax Law with the following rules: (i) inflation adjustment of new acquisitions and investments carried out from January 1, 2018 and onwards, considering the variation of the Internal Wholesale Price Index (in Spanish, Indice de Precios Internos al Consumidor Nivel General or IPC) supplied by the INDEC; and (ii) the application of an integral inflation adjustment mechanism when, the variation of the IPC is higher than 100% for the 36-month period before the end of the fiscal period or else, with respect to the first, second and third fiscal year of effectiveness, this procedure will be applicable in case the accumulated variation of the IPC, calculated from the beginning of the first of them and until the end of each year, exceeds fifty-five percent (55%), thirty percent (30%) and fifteen percent (15%) for the first, second and third year of application, respectively.

Personal assets tax

Argentine entities, such as us, are required to pay the personal assets tax corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.25% and is levied on the equity value, or the book value, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine individuals and/or foreign shareholders or by withholding dividend payments. However, our Company has obtained an exemption based on Law No, 27.260 applicable to personal assets tax from 2016 to 2018. As of 2019, pursuant to Law No. 27,541, the applicable tax rate is 0.50%.

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

Law No. 27,541 also amended the regulations regarding employers' contributions to Social Security. Edenor is subject to this modification, as a consequence we paid a 20.40% rate on the total amount of the payroll for December 2019, compared to the 18% rate previously applied.

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

Subject to certain exceptions for short-term (60 days or less) positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 and 2019 taxable years. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2020 taxable year.

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

Foreign tax credit considerations

Investors should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits. If no such rules apply, a U.S. holder may be able to claim a credit against its U.S. federal income tax liability for Argentine income taxes withheld at the appropriate rate applicable to the U.S. holder from cash dividends on the ADSs, if the tax is treated for U.S. federal income tax purposes as imposed on the U.S. holder, so long as the U.S. holder has owned the ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Dividend distributions with respect to the ADSs generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. If a gain realized on the sale or other disposition of ADSs is subject to withholding tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. It is unclear whether the Argentine personal assets tax (as described in “—Argentine Tax Considerations”) is treated as an income tax for U.S. federal income tax purposes. If the Argentine personal assets tax is not treated as an income tax for U.S. federal income tax purposes, a U.S. holder would be unable to claim a foreign tax credit for any Argentine personal assets tax withheld. A U.S. holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations. The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involve the application of complex rules that depend on a U.S. holder’s particular circumstances. Investors should consult their own tax advisors regarding the creditability or deductibility of such taxes.

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

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Investors should consult their own tax advisors concerning the application of these rules to their particular circumstances.

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

Fees, Expenses and Payment of Taxes

See “Item 12. Description of Securities other than Equity Securities”.

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

As of December 31, 2019, we had no material exposure to commodity price risk, since they represented a minor part of our operating expenses. See Note 5 of our financial statements for further information.

Foreign Currency Risk

Our cash and deposits in U.S. Dollars amounted to U.S.$2.0 million as of December 31, 2019.

As of December 31, 2019, the potential loss to the Company that would result from a hypothetical 10% change in foreign currency exchange rates, after giving effect to the impact of the change on our assets and liabilities denominated in foreign currency as of December 31, 2019, was approximately Ps.801.6 million, primarily due to the increase in the principal amount of, and debt service payments on, our foreign currency indebtedness.

The Company does not currently hedge its exposure to currency risk. Therefore, any depreciation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations.

Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2019 and 2018 -except for a loan applied for by the Company and granted by ICBC Bank as from October 2017 for a three-year term at a six-month Libor rate plus an initial 2.75% spread, which will be adjusted semi-annually by a quarter-point-, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the highest percentage of its indebtedness in instruments that accrue interest at fixed rates.

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	Year ended December 31,
	2019	2018	2017
	(in millions of Pesos)
Fixed rate:
US dollar	8,340.9	9,779.8	7,541.4
Sobtotal loans at fixed rates:	8,340.9	9,779.8	7,541.4
Floating rate:
US dollar	1,515.8	2,936.9	2,137.5
Sobtotal loans at floating rates:	1,515.8	2,936.9	2,137.5
Total loans:	9,856.7	12,716.7	9,678.9

As of December 31, 2019, based on the simulations performed, a 1% increase/decrease in floating interest rates, with all the other variables remaining constant, would give rise to a decrease/increase in the profit (loss) for the year of Ps.3.2 million.

Item 12.       Description of Securities Other than Equity Securities

Persons depositing common shares or holders of ADSs will be required to pay certain fees and expenses, as described in the table below, which the depositary is entitled to deduct prior to making any cash dividend or other cash distribution on the deposited shares.

Persons depositing common shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
  Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property
  Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS	Any cash distribution to the holder of the ADSs
$0.02 (or less) per ADS per year	Depositary services
A fee equivalent to the fee that would be payable if securities distributed to the holder of ADSs had been common shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders
Registration or transfer fees	Transfer and registration of common shares on our common share register to or from the name of the depositary or its agent when the holder of ADSs deposits or withdraw common shares.
Expenses of the depositary in converting foreign currency to U.S. Dollars
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Taxes and other Governmental charges the depositary or the custodian have to pay on any ADSs or common share underlying ADSs, for example, stock transfer taxes, stamp duty or withholding taxes
Any charges incurred by the depositary or its agents for servicing the deposited securities	No charges of this type are currently made in the Argentine market

Reimbursement of fees

The Bank of New York Mellon, as depositary, reimbursed us for certain expenses relating to our initial public offering and establishment of our ADR program in 2007. Aside from that initial payment, we did not receive any reimbursement from the depositary for expenses we incur that are related to the maintenance of the ADS program.

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

PART II

Item 13.       Defaults, Dividend Arrearages and Delinquencies

The 2001 and 2002 economic crisis in Argentina had a material adverse effect on our operations. The depreciation of the Peso caused the Peso value of our U.S. Dollar-denominated indebtedness to increase significantly, resulting in significant foreign exchange losses and a significant increase, in Peso terms, in our debt service requirements. At the same time, our cash flow remained Peso-denominated and our distribution margins were frozen and pesified by the Argentine Government pursuant to the Public Emergency Law. Moreover, the 2001 and 2002 economic crisis in Argentina had a significant adverse effect on the overall level of economic activity in Argentina and led to deterioration in the ability of our users to pay their bills. These developments caused us to announce on September 15, 2002 the suspension of principal payments on our financial debt. On September 26, 2005, our board of directors decided to suspend interest payments on our financial debt until the restructuring of this debt was completed.

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

Item 15.  Controls and Procedures

a)       Disclosure Controls and Procedures.

Our management has evaluated, under the supervision of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of December 31, 2019.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that Company's disclosure controls and procedures were effective as of December 31, 2019.

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

Our management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2019.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report, which is included herein.

c)       Attestation Report of the Registered Public Accounting Firm

Reference is made to the report of Price Waterhouse & Co. S.R.L. on page [F-102] of this annual report.

d)       Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.             Audit Committee Financial Expert

Our board of directors has determined that Gustavo Capatti, an independent member of our board of directors, under Argentine law and Rule 10A-3, is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities and Exchange Act of 1934.  See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Audit Committee”.

Item 16B.    Code of Ethics

Our company adopted a Code of Ethics in May 1999, which applies to all of our employees, including our principal executive, financial and accounting officers. Our Code of Ethics was further reviewed and updated in 2012, 2015 and 2019.

Our updated Code of continues to be applied. We posted a copy of our Code of Ethics on our website at http://www.edenor.com.ar.

The Code provides a roadmap to how we expect to conduct ourselves and lays the foundation for delivering the service of excellence we set out to achieve.

The Code of Ethics is also available on both the integration, communication and management platform “edenorcerca” and the platform where employee payslips are stored.

Item 16C.             Principal Accountant Fees and Services

Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers network) acted as our independent registered public accounting for the fiscal years ended December 31, 2019 and 2018. The chart below sets forth the services rendered to us by Price Waterhouse & Co. S.R.L. and the fees accrued in the last two years for those services (including related expenses), and breaks down these amounts by category of service in Pesos in nominal currency:

	Year ended December 31,
	2019	2018
Audit fees	17,706,164	16,295,419
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	17,706,164	16,295,419

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

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total Number of Shares(or Units) Purchased		(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs

2019	ADS	Common Shares	ADS	Common Shares	Common Shares (*)
Jan.	165,200	-	U.S.$ 27.28	-	3,304,000	for up to Ps. 800 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(ii)
Feb.	113,324	-	U.S.$ 27.81	-	2,266,480	for up to Ps. 800 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(ii)
Mar.	32,200	-	U.S.$ 21.26	-	644,000	for up to Ps. 800 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(ii)
Apr.	102,763	-	U.S.$ 17.41	-	2,055,260	for up to Ps. 800 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(iii)
May	-	-	-	-	-	-	-
Jun.	-	-	-	-	-	-	-
Jul.	-	-	-	-	-	-	-
Aug.	-	-	-	-	-	-	-
Sep.	-	-	-	-	-	-	-
Oct.	-	-	-	-	-	-	-
Nov.	-	-	-	-	-	-	-
Dec.	-	-	-	-	-	-	-

(*) Each ADS represents 20 common shares

(ii) On April, 08, 2019, the Board of Directors approved the repurchase of Edenor shares plan (“Repurchase Program III”) in accordance with Section 64 of Law No. 26.831 and the CNV rules with the purpose of contribute to the reduction of the gap between the Company's fair value based on its assets value and the quoted price from stock exchange, seeking to contribute the market’s strengthening by efficiently applying the Company’s strong cash position. According to the following terms and conditions: (a) Maximum Amount to Invest: Up to Ps. 800,000,000; (b) Maximum amount of Edenor shares or maximum percentage of Edenor capital stock subject to the acquisition: an amount that will never surpass the 10% of our capital stock limit at the time of the acquisition of the Edenor shares, as per the applicable law; (c) Price Per Share: Up to U.S.$ 1,15 per share in the BASE and up to U.S.$ 23 per ADR in the NYSE; (d) Period in which the acquisitions will be performed: a 120 day period, counted as from the business day following the one when the repurchase is published in the communications media to the market and subject to any renewal or extension of the term that will be duly informed. As of the date of this annual report, this program is in force.

Item 16F.              Change in Registrant’s Certifying Accountant

                Not applicable.

Item 16G.   Corporate Governance

Pursuant to Rule 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE), we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. Our corporate governance practices are governed by our bylaws, Argentine corporate and securities law (including the Argentine Corporations Law, the CML and Law No. 26,386) and the regulations issued by the CNV, such as the Corporate Governance Code CNV’s General Resolution No. 797/19 (the “CGC”).

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

The CNV’s Regulations, specifically Article 11 of Section III, Chapter III, Title II and Article 24 of Section VII, Chapter I, Title VI, indicate the criteria for establishing independence of a director. They provide that any director is not independent when:

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

Under Argentine Law No. 19,550 (Commercial Companies Law)requiresthat the board meets at least once every three months.

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

Neither Argentine law nor Edenor’s bylaws require having a Corporate Governance Committee nor a Nominating Committee. CNV recommends having a Nominating Committee.

The entire Board of Directors is in change of overseeing Edenor’s corporate governance practices.
Also the Boards often nominates Board members candidates for consideration by Shareholders Meeting.

SECTION 303A.05. Listed companies must organize a Compensation Committee composed entirely of independent directors. which satisfy additional independence requirements specific to Compensation Committee membership.

Neither Argentine law nor Edenor’s bylaws require to have a compensation committee. CNV recommends having one.

Although the Issuer does not have a specific Remuneration Committee, at the Meeting held on April 18, 2017 the creation of a long-term incentive plan in favor of the personnel dependent on Edenor pursuant to the terms of article 67 of the Capital Markets Law was approved. The implementation, administration and execution is responsibility of the Implementation Committee, comprised of three members of the Executive Committee and the Board of Directors of the Company, which is in charge of generating the incentives to align all those reached.

Within this framework, different incentive programs have been created for the Company’s  executives, in order to align them with the Companies objectives and encourage them to fulfill their obligations in an equitable manner. Together with the Human Resources and General Management, the Implementation Committee approve, in an integrated and coordinated manner, the process to set remuneration by which, on an annual basis, all employees, including Managers, are evaluated in relation to the performance of their duties. The Issuer has established a fixed and variable remuneration scheme that is associated with the fulfilment of objectives and the degree of compliance with these objectives.

In addition, the remuneration of the members of the Board of Directors is approved annually by the shareholders at the General Ordinary Shareholders' Meeting, in advance to Shareholders Meeting, Edenor’s Audit Committee (composed entirely of independent directors) is required to issue an opinion about the reasonability of Board members’ fees.

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

The duties of the audit committee include monitoring Edenor’s internal control, administrative and accounting systems; supervising the application of Edenor’s risk management policies; providing the market adequate information regarding conflicts of interests that may arise between Edenor’s company and Edenor’s directors or controlling shareholders; rendering opinions on relevant transactions with related parties; and supervising and reporting to regulatory authorities the existence of any kind of conflict of interest, oversight of external audit, internal audit and procedures for receipt and treatment of complaints regarding accounting, internal control and audit matters.

Edenor has an Internal Audit Department that assists both the Audit Committee and management in risk and internal control matters

The scope of the committee’s powers and obligations is detailed in Article 110 of the CML and Article 17  Section 5, Chapter III, Title II, of the CNV’s Regulations. A member of the Audit Committee with extensive expertise on audit matters has been appointed by the Board as audit committee financial expert (as defined in Item 16.A).

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

Annually, listed companies must meet the disclosure requirements of the CGC, stating how they follow the practices recommended by CNV or else explaining the alternative practices they observe”.

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

Under Argentine Law No 27,401 Criminal Responsibility of Legal Persons, establishes as a requirement to exempt themselves from liability that companies has an Integrity Program, composed of the set of mechanisms and internal procedures for the promotion of the integrity, supervision and control, aimed at preventing, detecting and correcting irregularities and unlawful acts, including the Code of Ethics

Our company adopted a code of ethics in 1999, which applies to all of our employees, including our principal executive, financial and accounting officers. In 2015 and 2019, we reviewed and updated our code of ethics.

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

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima
/s/ Leandro Carlos Montero
Date: April 27, 2020	Name: Leandro Carlos Montero Title: Chief Financial Officer

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

Management conducted an evaluation of the effectiveness of Edenor S.A.’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013 Based on such evaluation, Management concluded that the Edenor S.A.’s internal control over financial reporting was effective as of December 31, 2019. The effectiveness of Edenor S.A.’s internal control over financial reporting as of December 31, 2019 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which accompanies this report.

Date: March 5th, 2020

/S/ RICARDO TORRES	/S/ LEANDRO CARLOS MONTERO
Ricardo Torres	Leandro Montero
Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying statement of financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (the “Company”) as of December 31, 2019 and 2018, and the related statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s current economic and financial situation raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinions

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

/s/ PRICE WATERHOUSE & CO. S.R.L.

______________________________

  /s/ Reinaldo Sergio Cravero (Partner)

Autonomous City of Buenos Aires, Argentina

March 5, 2020.

We have served as the Company’s auditor since 2006.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

 (In thousands of Argentine pesos in current currency – Note 3)

2019 FINANCIAL STATEMENTS
NOTES

Legal Information		2
Statement of Financial Position		3
Statement of Comprehensive Income		5
Statement of Changes in Equity		6
Statement of Cash Flows		7

Notes to the Financial Statements:
1 |	General information	9
2 |	Regulatory framework	10
3 |	Basis of preparation	16
4 |	Accounting policies	18
5 |	Financial risk management	28
6 |	Critical accounting estimates and judgments	35
7 |	Interest in joint ventures	38
8 |	Contingent liabilities	38
9 |	Property, plant and equipment	42
10 |	Financial instruments	44
11 |	Right-of-use asset	46
12 |	Other receivables	46
13 |	Trade receivables	47
14 |	Financial assets at fair value through profit or loss	48
15 |	Financial assets at amortized cost	48
16 |	Inventories	48
17 |	Cash and cash equivalents	48
18 |	Share capital and additional paid-in capital	49
19 |	Allocation of profits	49
20 |	Share-based compensation plan	49
21 |	Acquisition of the Company’s own shares	50
22 |	Trade payables	50
23 |	Other payables	51
24 |	Deferred revenue	51
25 |	Borrowings	52
26 |	Salaries and social security taxes payable	54
27 |	Benefit plans	55
28 |	Income tax / Deferred tax	57
29 |	Tax liabilities	59
30 |	Provisions	60
31 |	Revenue from sales	60
32 |	Expenses by nature	60
33 |	Other operating expense, net	62
34 |	Net finance costs	62
35 |	Basic and diluted earnings per share	63
36 |	Related-party transactions	63
37 |	Keeping of documentation	65
38 |	Ordinary and Extraordinary Shareholders’ Meeting	66
39 |	Termination of agreement on real estate asset	66
40 |	Financial statements translation into English language	66

Independent Auditors’ Report
Supervisory Committee’s Report

2019 FINANCIAL STATEMENTS
NOTES

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial Statements.

Terms	Definitions
ADS	American Depositary Shares
AFIP	Federal Administration of Public Revenue
ANSES	National Social Security Administration
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
(the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPCCN	Federal Code of Civil and Commercial Procedure of Argentina
CPD	Company’s Own Distribution Cost
CSJN	Supreme Court of Justice of Argentina
CTLL	Central Térmica Loma de la Lata S.A.
EASA	Electricidad Argentina S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur S.A	Empresa Distribuidora Sur S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FNEE	National Fund of Electricity
FOCEDE	Fund for Electric Power Distribution Expansion and Consolidation Works
FOTAE	Trust for the Management of Electric Power Transmission Works
GUDI	Distribution Company Large Users
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICBC	Banco Industrial y Comercial de China
IEASA	Integración Energética Argentina S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
INDEC	National institute of Statistics and Census
IPC	Consumer Price Index
IPIM	Domestic Wholesale Price Index
ITCRM	Multilateral real exchange rate index
MEM	Wholesale Electricity Market
MINEM	Energy and Mining Ministry
NYSE	New York Stock Exchange
OSV	Orígenes Seguros de Vida S.A.
PBA	Province of Buenos Aires
PEN	Federal Executive Power
PESA	Pampa Energía S.A.
RDSA	Ribera Desarrollos S.A.
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
REM	Market Expectations Survey
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SEC	Securities and Exchange Commission
SEE	Energy Secretariat
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
SRRyME	Renewable Resources and Electricity Market Secretariat

2019 FINANCIAL STATEMENTS
NOTES

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

Interest held by the parent company in capital stock and votes: 54.37%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2019

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 18)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)     Includes 31,380,871 and 23,111,131 treasury shares as of December 31, 2019 and 2018, respectively.

(2)     Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

2019 FINANCIAL STATEMENTS
NOTES

edenor

Statement of Financial Position

as of December 31, 2019 and 2018

(In thousands of Argentine pesos in current currency – Note 3)

	Note	12.31.19	12.31.18
ASSETS
Non-current assets
Property, plant and equipment	9	101,298,398	96,067,564
Interest in joint ventures	7	11,152	13,599
Right-of-use asset	11	260,937	-
Other receivables	12	26,028	1,231,297
Total non-current assets		101,596,515	97,312,460

Current assets
Inventories	16	1,926,863	1,937,198
Other receivables	12	289,688	369,691
Trade receivables	13	12,460,070	11,667,923
Financial assets at fair value through profit or loss	14	2,789,831	5,199,809
Financial assets at amortized cost	15	-	1,858,726
Cash and cash equivalents	17	409,642	42,453
Total current assets		17,876,094	21,075,800
TOTAL ASSETS		119,472,609	118,388,260

2019 FINANCIAL STATEMENTS
NOTES

edenor

Statement of Financial Position

as of December 31, 2019 and 2018 (continued)

(In thousands of Argentine pesos in current currency – Note 3)

	Note	12.31.19	12.31.18
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	18	875,074	883,344
Adjustment to share capital	18	26,509,431	26,716,709
Treasury stock	18	31,381	23,111
Adjustment to treasury stock	18	566,538	359,260
Additional paid-in capital	18	369,991	369,991
Cost treasury stock	21	(2,242,608)	(1,643,458)
Legal reserve		1,289,102	234,908
Voluntary reserve		19,833,406	564,425
Other comprehensive loss		(215,605)	(210,475)
Retained earnings		12,134,139	20,323,175
TOTAL EQUITY		59,150,849	47,620,990

LIABILITIES
Non-current liabilities
Trade payables	22	369,552	440,116
Other payables	23	4,019,632	11,723,648
Borrowings	25	8,197,429	11,059,857
Deferred revenue	24	270,091	423,539
Salaries and social security payable	26	240,570	250,240
Benefit plans	27	523,918	592,165
Deferred tax liability	28	20,054,965	12,375,882
Provisions	30	2,062,603	1,645,569
Total non-current liabilities		35,738,760	38,511,016
Current liabilities
Trade payables	22	12,700,807	22,464,224
Other payables	23	3,596,616	2,955,519
Borrowings	25	1,659,236	1,656,799
Derivative financial instruments		205,246	1,591
Deferred revenue	24	5,346	8,221
Salaries and social security payable	26	2,407,052	2,677,023
Benefit plans	27	51,119	49,770
Income tax payable	28	1,969,411	949,263
Tax liabilities	29	1,774,331	1,205,626
Provisions	30	213,836	288,218
Total current liabilities		24,583,000	32,256,254
TOTAL LIABILITIES		60,321,760	70,767,270

TOTAL LIABILITIES AND EQUITY		119,472,609	118,388,260

The accompanying notes are an integral part of the Financial Statements.

2019 FINANCIAL STATEMENTS
NOTES

edenor

Statement of Comprehensive Income

for the years ended December 31, 2019, 2018 and 2017

(In thousands of Argentine pesos in current currency – Note 3)

	Note	2019	2018	2017

Revenue	31	89,943,794	86,039,928	60,897,330
Electric power purchases		(57,041,830)	(49,015,194)	(32,015,346)
Subtotal		32,901,964	37,024,734	28,881,984
Transmission and distribution expenses	32	(16,146,593)	(16,780,493)	(14,219,211)
Gross margin		16,755,371	20,244,241	14,662,773

Selling expenses	32	(7,350,973)	(7,813,882)	(5,486,265)
Administrative expenses	32	(3,837,222)	(4,341,342)	(3,851,179)
Other operating expense, net	33	(1,970,402)	(2,031,011)	(1,695,609)
Gain from interest in joint ventures		1,351	2,462	15,456
Operating profit		3,598,125	6,060,468	3,645,176

Agreement on the Regularization of Obligations	2.c	17,094,764	-	-

Financial income	34	1,208,970	1,033,000	697,814
Finance costs	34	(6,762,351)	(7,652,701)	(3,952,282)
Other finance costs	34	(3,523,314)	(3,022,071)	(259,053)
Net finance costs		(9,076,695)	(9,641,772)	(3,513,521)

Monetary gain (RECPAM)		11,191,793	13,076,389	8,465,151

Profit before taxes		22,807,987	9,495,085	8,596,806

Income tax	28	(10,673,848)	(2,886,871)	(784,313)
Profit for the year		12,134,139	6,608,214	7,812,493

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	27	(7,328)	(8,670)	34,166
Tax effect of actuarial profit on benefit plans		2,198	2,600	(11,096)
Total other comprehensive results		(5,130)	(6,070)	23,070

Comprehensive income for the year attributable to:
Owners of the parent		12,129,009	6,602,144	7,835,563
Comprehensive profit for the year		12,129,009	6,602,144	7,835,563

Basic and diluted earnings profit per share:
Earnings per share	35	13.84	7.42	8.70

The accompanying notes are an integral part of the Financial Statements.

2019 FINANCIAL STATEMENTS
NOTES

edenor

Statement of Changes in Equity

for the years ended December 31, 2019, 2018 and 2017

(In thousands of Argentine pesos in current currency – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehesive loss	Retained earnings	Total equity
Balance at December 31, 2016	897,045	26,962,357	9,556	113,612	282,328	-	234,908	564,425	50,488	(227,475)	5,995,010	34,882,254

Other reserve constitution - Share-bases compensation plan	-	-	-	-	-	-	-	-	20,734	-	-	20,734
Payment of Other reserve constitution - Share-bases compensation plan	1,618	6,806	(1,618)	(6,806)	71,222	-	-	-	(71,222)	-	-	-
Profit for the year	-	-	-	-	-	-	-	-	-	-	7,812,493	7,812,493
Other comprehensive results for the year	-	-	-	-	-	-	-	-	-	23,070	-	23,070
Balance at December 31, 2017	898,663	26,969,163	7,938	106,806	353,550	-	234,908	564,425	-	(204,405)	13,807,503	42,738,551

Change of accounting standard - Adjustment by model of expected losses IFRS 9	-	-	-	-	-	-	-	-	-	-	(92,542)	(92,542)
Balance at December 31, 2017 restated	898,663	26,969,163	7,938	106,806	353,550	-	234,908	564,425	-	(204,405)	13,714,961	42,646,009
Other reserve constitution - Share-bases compensation plan	-	-	-	-	-	-	-	-	16,453	-	-	16,453
Payment of Other reserve constitution - Share-bases compensation plan	272	460	(418)	(460)	16,441	-	-	-	(16,453)	-	-	(158)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	-	(6,070)	-	(6,070)
Acquisition of own shares	(15,591)	(252,914)	15,591	252,914	-	(1,643,458)	-	-	-	-	-	(1,643,458)
Profit for the year	-	-	-	-	-	-	-	-	-	-	6,608,214	6,608,214
Balance at December 31, 2018	883,344	26,716,709	23,111	359,260	369,991	(1,643,458)	234,908	564,425	-	(210,475)	20,323,175	47,620,990
Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019 (Note 38)	-	-	-	-	-	-	1,054,194	19,268,981	-	-	(20,323,175)	-
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	-	(5,130)	-	(5,130)
Acquisition of own shares (Note 21)	(8,270)	(207,278)	8,270	207,278	-	(599,150)	-	-	-	-	-	(599,150)
Profit for the year	-	-	-	-	-	-	-	-	-	-	12,134,139	12,134,139
Balance at December 31, 2019	875,074	26,509,431	31,381	566,538	369,991	(2,242,608)	1,289,102	19,833,406	-	(215,605)	12,134,139	59,150,849

The accompanying notes are an integral part of the Financial Statements.

2019 FINANCIAL STATEMENTS
NOTES

edenor

Statement of Cash Flows

for the years ended December 31, 2019, 2018 and 2017

(In thousands of Argentine pesos in current currency – Note 3)

	Note	2019	2018	2017
Cash flows from operating activities
Profit for the year		12,134,139	6,608,214	7,812,493

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	9	4,624,768	3,938,816	3,303,117
Depreciation of right-of-use assets	11	164,116	-	-
Loss on disposals of property, plants and equipments	9	63,592	206,752	76,615
Net accrued interest	34	5,538,026	6,606,617	3,250,035
Exchange difference	34	4,168,236	4,814,183	867,349
Income tax	28	10,673,848	2,886,871	784,313
Allowance for the impairment of trade and other receivables, net of recovery	32	1,354,401	1,503,107	602,186
Adjustment to present value of receivables	34	76,702	503	663
Provision for contingencies	30	1,367,232	1,113,444	833,993
Changes in fair value of financial assets	34	(281,039)	(1,147,943)	(672,863)
Accrual of benefit plans	32	262,069	172,542	260,569
Net gain from the repurchase of Corporate Notes	34	(456,884)	(6,980)	-
Gain from interest in joint ventures		(1,351)	(2,462)	(15,456)
Income from non-reimbursable customer contributions	33	(6,584)	(8,572)	(6,723)
Termination of agreement on real estate asset		(120,627)	(770,085)	-
Other financial results		146,851	-	-
Other reserve constitution - Share bases compensation plan		-	16,453	17,636
Agreement on the Regularization of Obligations	2.c	(17,094,764)	-	-
Monetary gain (RECPAM)		(11,191,793)	(13,076,389)	(8,465,151)
Changes in operating assets and liabilities:
Increase in trade receivables		(3,794,956)	(3,277,463)	(4,034,457)
Decrease in other receivables		860,641	1,284,983	43,199
Increase in inventories		(504,484)	(1,260,722)	(815,156)
Increase in deferred revenue		-	135,883	-
Increase in trade payables		3,775,186	2,762,506	7,514,963
Increase in salaries and social security payable		899,833	867,198	484,077
Decrease in benefit plans	27	(44,682)	(85,116)	(86,992)
Increase (Decrease) in tax liabilities		984,824	(792,917)	(563,824)
(Decrease) Increase in other payables		(717,018)	4,599,097	673,822
Decrease in provisions	30	(98,069)	(500,132)	(90,623)
Payment of Tax payable		(2,623,889)	(1,362,639)	(600,876)
Net cash flows generated by operating activities		10,158,324	15,225,749	11,172,909

2019 FINANCIAL STATEMENTS
NOTES

edenor

Statement of Cash Flows

for the years ended December 31, 2019, 2018 and 2017 (continued)

(In thousands of Argentine pesos in current currency – Note 3)

	Note	2019	2018	2017
Cash flows from investing activities
Payment of property, plants and equipments		(9,369,998)	(13,147,282)	(12,143,380)
Net collection (payment) of Financial assets		1,630,679	(3,605,822)	(1,558,508)
Redemtion net of money market funds		2,527,702	3,555,515	535,478
Mutuum charges granted to third parties		144,291	-	-
Mutuum payments granted to third parties		(98,997)	(176,665)	-
Collection of receivables from sale of subsidiaries		10,274	136,131	82,455
Net cash flows used in investing activities		(5,156,049)	(13,238,123)	(13,083,955)

Cash flows from financing activities
Payment of borrowings		(1,593,024)	-	-
Payment of financial lease liability		(213,435)	-	-
Proceeds from borrowings		-	-	1,977,399
Payment of interests from borrowings		(1,134,828)	(1,003,605)	(643,518)
Repurchase of corporate notes		(1,531,033)	(577,437)	-
Acquisition of own shares		(599,150)	(1,643,469)	-
Net cash flows used in financing activities		(5,071,470)	(3,224,511)	1,333,881

Decrease in cash and cash equivalents		(69,195)	(1,236,885)	(577,165)

Cash and cash equivalents at the beginning of year	17	42,453	188,136	732,639
Exchange differences in cash and cash equivalents		438,612	239,858	(96)
Result from exposure to inflation		(2,228)	851,345	32,761
Decrease in cash and cash equivalents		(69,195)	(1,236,886)	(577,168)
Cash and cash equivalents at the end of the year	17	409,642	42,453	188,136

Supplemental cash flows information
Non-cash activities

Agreement on the Regularization of Obligations	2.c	17,094,764	-	-

Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(549,196)	(1,041,341)	(900,619)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(425,054)	-	-

Derecognition of property, plant and equipment through other receivables		-	675,512	-

The accompanying notes are an integral part of the Financial Statements.

2019 FINANCIAL STATEMENTS
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

On September 1, 1992, EASA took over the operations of edenor.

As a consequence of the merger processes of EASA and its parent IEASA with and into CTLL, and, in turn, of the latter with and into PESA, formalized in 2018, at present, PESA is the controlling company of edenor.

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

The Company’s economic and financial situation

In the last four years, the Company recorded negative working capital. This situation was not reversed after the application from February 1, 2017 of the new tariff arising from RTI, due mainly to the constant increase of its operating costs, necessary to maintain the level of service, the Argentine economy’s inflationary environment, and the sustained recession since mid-2018, with the consequent impact on the decline in revenue, the extension of collection periods and the constant increase in levels of energy theft.

Despite the previously described situation, it is worth pointing out that, in general terms, the quality of the electricity distribution service has been improved, both in duration and in interruption frequency. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the greater seasonal demand, the Company has taken a series of measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact on the sources of employment, the execution of the investment plan, and the carrying out of the essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and safety.

In this regard, and taking into consideration that the Company operates in a complex economic context, the main variables have recently seen a high degree of volatility, as evidenced, among other, by the following facts:

o          1.7% year-on-year fall of GDP in the third quarter of the year;

o          53.77% cumulative inflation rate between January 1, 2019 and December 31, 2019;

o          Significant devaluation of the peso from the month of August, giving rise to an unexpected withdrawal of dollar-denominated deposits from the financial system;

o          Fall of the Central Bank’s reserves;

o          Decrease in the reference interest rate in the last month of 2019, but still at high levels.

In view of this situation, the Federal Government decided to implement certain measures, among which the following are included:

2019 FINANCIAL STATEMENTS
NOTES

o          Setting specific time limits for the inflow and settlement of export proceeds;

o          BCRA’s prior authorization for the purchase of external assets for companies;

o          Prior authorization for imports of any kind of goods and services;

o          30% tax on foreign currency-denominated transactions;

o          Deferral of the payment of certain government debt instruments;

o          Fuel price control;

o          Negative real interest rate;

o          Rate schedules maintenance agreement, Nota 2.b.

Additionally, on December 23, 2019, the PEN enacted Law 27,541 on Social Solidarity and Production Reactivation in the framework of the Economic Emergency (Note 2.b), which has a direct impact on the Company’s financial solvency.

Taking into account that the realization of the measures necessary to reverse the manifested negative trend depends on the occurrence of certain events that are not under the Company’s control, the Board of Directors has raised substantial doubt about edenor’s ability to continue as a going concern, which may result in the Company being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, these financial statements have been prepared assuming that the Company will continue to operate as a going concern and do not include the effects of the adjustments or reclassifications that might result from the outcome of these uncertainties.

Note 2 |      Regulatory framework

a)   Concession

The term of the concession is 95 years, which may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years each. At the end of each management period, the Class “A” shares representing 51% of edenor‘s share capital, currently held by PESA, must be offered for sale through a public bidding. If PESA makes the highest bid, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if PESA is not the highest bidder, then the bidder who makes the highest bid shall pay PESA the amount of the bid in accordance with the conditions of the public bidding.  The proceeds from the sale of the Class “A” shares will be delivered to PESA after deducting any amounts receivable to which the Grantor of the concession may be entitled. The current management period will end on January 31, 2021.

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

The Company is subject to the terms and conditions of its Concession Agreement and the provisions of the regulatory framework comprised of Federal Laws Nos. 14,772, 15,336 and 24,065, Resolutions and regulatory and supplementary regulations issued by the authorities responsible for this matter, with the Company being responsible for the provision of the public service of electricity distribution and sale with a satisfactory quality level, complying for such purpose with the requirements set forth in both the aforementioned agreement and the regulatory framework.

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

2019 FINANCIAL STATEMENTS
NOTES

b)  Electricity rate situation

In the last days of 2019, the PEN enacted, in the framework of the Economic Emergency and as mentioned in Note 1, Law No. 27,541 on Social Solidarity and Production Reactivation, pursuant to which is authorized to initiate either a renegotiation process of the tariff structure in effect or an extraordinary review, as from the date on which the law comes into effect, and for a maximum term of up to one hundred and eighty days, with the aim of reducing the actual tariff burden on households, shops and industries for 2020.

In this context, on December 27, 2019, the ENRE instructed the Company not to apply the electricity rate schedules from January 1, 2020, resulting from the provisions of the Electricity Rate Schedules Maintenance Agreement entered into by and between the Company and the Federal Government on September 19, 2019, as such agreement had lost its applicability due to the electricity rate emergency provided for in the aforementioned law, with the electricity rate schedule that had been approved by ENRE Resolution No. 104/19 dated April 30, 2019 remaining in effect.

The aforementioned Electricity Rate Schedules Maintenance Agreement provided for the following:

o    To maintain the electricity rate schedules that were in effect prior to August 1, 2019 for all electricity rate categories;

o    To postpone until January 1, 2020 the application of the CPD that was to be applied as from August 1, 2019 (adjustment mechanism set forth in ENRE Resolution No. 63/2017), relating to the January-June 2019 period, which amounted to 19.05%;

o    To update the electricity rate schedules in relation to seasonal energy prices as from January 1, 2020;

o    To recover the difference of the CPD and the seasonal energy prices generated on August 1, 2019-December 31, 2019 period, in seven monthly and consecutive installments as from January 1, 2020, adjusted in accordance with the relevant CPD adjustment and the methodology set forth in late payment procedures applied by CAMMESA, respectively;

o    Commitment to maintain the quality of the service and meet the quality parameters set forth in the Concession Agreement;

o    To postpone until March 1, 2020 the payment by the Company of any penalty at its original value plus the relevant adjustments applicable at the time of payment.

Additionally, and within this framework, on October 22, 2019 SRRyME Resolution No. 38/2019 approved the seasonal scheduling for the November 2019 – April 2020 periods and provided as well that the power reference price, the energy reference price for residential consumers and the energy reference price for the Distribution company’s Large Users and for the other non-residential consumers, in effect since August 2019, would remain unchanged until April 2020.

Moreover, the referred to ENRE Resolution No.104/19, approved the values of the Company’s Electricity Rate Schedule and the electricity rate values applicable to the Company’s self-management metering system, effective from May 1, 2019, and informed the Company of the value of the average electricity rate, under the terms of Energy Government Secretariat Resolution No. 366/2018, which modifies the prices at which Distributors acquire energy in the MEM, and which amounts to $ 4,343/KWh.

In this framework, the provisions of Resolution No. 14/19 dated April 30, 2019 of the Electricity Market and Renewable Resources Secretariat, which, among other issues, approve the MEM definitive winter scheduling and modify the Power Reference Prices and the Stabilized Price of Energy (SPE) relating to the May 1-October 31, 2019 period, are taken into consideration.

This Resolution provides that the increases of the Stabilized Price of Energy relating to the May-October 2019 six-month period that had been authorized by Resolution 366/2018 for Residential customers, are to be absorbed by the Federal Government, whereas the increases established for non-residential customers with supplies lower than 300 kW and those relating to customers with supplies higher than 300 kW, GUDI customers, were modified for the May-July and August-October 2019 three-month periods.

2019 FINANCIAL STATEMENTS
NOTES

With regard to the supplies lower than 300 kW (non-residential customers), and those higher than 300 kW, GUDI Customers, the values of the Stabilized Price of Energy were increased for the May-July 2019 and August-October 2019 three-month periods.

The following resolutions issued by the ENRE in the months of January and February complete the 2019 regulatory context:

o    Resolution No. 25/19, which approved, under the terms of ENRE Resolution 366/2018, the values of the Company’s Electricity Rate Schedule, effective from February 1, 2019, and informed of the value of the average electricity rate as from February 1, 2019, under the terms of Energy Government Secretariat Resolution No. 366/2018, which modifies the prices at which Distributors acquire energy in the MEM.

o    Resolution No. 27/19, which approved the CPD value of February 2019 together with the stimulus factor, whose application was deferred until March 2019. Additionally, it determined the value to be applied for the 36 remaining installments resulting from the gradual application system established in ENRE Resolution No. 63/2017, and provided as well that the 50% of the CPD that should have been applied in August 2019 would be recovered in 6 CPD variation-adjusted installments.

With regard to the discounts under the system of caps applicable to customers benefited from the Social Tariff that the Federal Government owed to this Distributor, the Company recorded revenue for $ 923 million, which stated in constant values amounts to $ 1,159.2 million, relating to the December 2017-December 2018 period, as a consequence of the implementation and subsequent cancellation thereof by virtue of the Agreement on the Regularization of Obligations described in note 2.c.

As of December 31, 2019, the Company recognized revenue from the Social Tariff for $ 3,512.7 million, which stated in constant values amounts to $ 3,993.5 million. Additionally, the Company has a receivable for $ 251.4 million for the same concept.

c)   Change of Jurisdiction and Regularization of Obligations

On February 28, 2019, the Federal Government, the PBA and the CABA entered into an agreement to initiate the process of transferring the public service of electricity distribution, duly awarded by the Federal Government to the Company under a concession, to the joint jurisdiction of the PBA and the CABA, with the latter two jointly assuming the capacity as Grantor of the concession of the service. In the aforementioned agreement, the PBA and the CABA agreed to set up a new bipartite agency in charge of the regulation and control of the distribution service, and the Federal Government agreed to take the necessary steps and carry out the necessary administrative procedures to provide a solution to the pending claims with both Distribution companies.

In the framework of such agreement, on May 9, 2019, the Federal Government, the CABA and the PBA entered into an agreement, the Agreement on the Implementation of the Transfer of Jurisdiction, pursuant to which the CABA and the PBA jointly assume, as from the date on which the agreement comes into effect with the relevant ratifications, the regulation and control and the capacity as grantor over the distribution service granted to edenor under a concession. Furthermore, it is provided that the Concession Agreement will remain in full force and effect and the national regulations and provisions issued by both the Energy Secretariat and the ENRE until the effective date of the transfer will be regarded as the applicable regulatory framework; and that the pledge of the Class “A” shares, duly pledged as collateral to secure the performance of the obligations assumed by the Holder of the Concession and/or the majority shareholders under the Concession Agreement, is assigned on an undivided basis by the Federal Government to the CABA and the PBA.

The Company was notified of and assented to the arrangement made by the Federal Government and the new Grantors of the concession in relation to the Transfer and the Implementation Agreements, and undertook both to indemnify them against any claims and to obtain the agreement of the majority of its shareholders. The Agreement on the Implementation of the Transfer of Jurisdiction was ratified by the Provincial Executive Power and the City’s Legislative Power by means of Executive Order 1289/2019 (published in the Official Gazette of the Province of Buenos Aires on October 2, 2019) and Legislative Resolution No. 161/19 (published in the Official Gazette of the CABA on July 17, 2019), respectively.

2019 FINANCIAL STATEMENTS
NOTES

With the enactment of Law 27,541, the ENRE is granted jurisdiction over the public service of electricity distribution during the term the emergency law is in force.

Furthermore, within the framework of the change of jurisdiction and as a condition for the transfer, on May 10, 2019, the Company and the Energy Government Secretariat, on behalf of the Federal Government, entered into an Agreement on the Regularization of Obligations, putting an end to the mutual pending claims originated in the 2006-2016 Transitional Tariff Period.

By virtue of this Agreement, the Company (i) waives any rights to which it may be entitled and abandons any actions against the Federal Government, including the complaint filed by edenor in 2013 for failure to comply with the obligations resulting from the Agreement on the Renegotiation of the Concession Agreement (the "Adjustment Agreement”) entered into on February 13, 2006; (ii) binds itself to settle debts for works and loans for consumption (“mutuums”) originated in the transition period; (iii) undertakes to pay users certain penalty and compensation amounts relating to that period; and (iv) agrees to make investments, in addition to those agreed upon in the RTI, aimed at contributing to improving the reliability and safety of the service.

 In return, the Federal Government partially recognizes the claim duly made by the Company -referred to in caption (i) of the previous paragraph -, by fully offsetting pending obligations with the MEM for electric power purchases made during the transition period, partially cancelling the mutuums for investments granted by CAMMESA also during that period, and cancelling penalties payable to the National Treasury.

The implementation of this agreement implied, on a one-time-only basis, the partial recognition of the claim made by the Company for an amount of $ 6,906.4 million as compensation for the Federal Government’s failure to comply with obligations for 10 years during the Transitional Tariff Period, which stated in constant values amounts to $ 8,673.7 millon, as well as the adjustment of the liabilities recorded at the time of the agreement, replicating the conditions applied to all the sector’s distributors, generating a profit of $ 6,160 million, which stated in constant values amounts to $ 7,736.3 millon. Additionally, $ 306 million from the Federal Government and $ 273 million from the Province of Buenos Aires were recognized, which stated in constant values amounts to $ 362.0 millon and $ 322.8 million, respectively. These effects are disclosed in the “Agreement on the Regularization of Obligations” line item of the Statement of Comprehensive Income, which stated in constant values amount to $ 17,094.8 million, but do not imply any inflow of funds whatsoever for the Company; quite on the contrary, the Company must comply in the next 5 years with the investment plan stipulated in the above-mentioned agreement, which will be aimed at contributing to the improvement of the reliability and/or safety of the service as a whole, in addition to complying with the Investment Plan duly agreed upon in the tariff structure review (RTI) approved by Resolution 63/2017, which, together with the penalties payable to users, the settlement of liabilities for mutuums and works, and the payment of the generated income tax amount, implies an actual disbursement of funds for a total approximate amount of $ 7,600 million, in a 5-year term.

Additionally, it was agreed that the receivable amounts in favor of the Company for the consumption of shantytowns with community meters generated from July 2017 through December 31, 2018 -exclusively with respect to the percentage undertaken by the Federal Government-, relating to the Framework Agreement (Note 2.e.) for $ 470.8 million, and the receivable amount resulting from applying the cap to the bills of users benefited from the Social Tariff for $ 923 million (Note 2.b), would be offset against both part of the debt the Company held with CAMMESA for loans received for the carrying out of works, and the debts the Company held with CAMMESA for the investments made in the Costanera – Puerto Nuevo – Malaver 220kV Interconnection works, carried out through the Trust for the Management of Electric Power Transmission Works (FOTAE), and for the carrying out of the Tecnópolis Substation’s works.

In this regard, and based on the terms of the second clause of the aforementioned agreement, as of December 31, 2019 the Company recorded the update of the amounts related to “penalties to be used for investments” for a total of $ 1,468 million, totaling a liability pending application of $ 4,648 million, which was charged to finance interest cost.

2019 FINANCIAL STATEMENTS
NOTES

Moreover, the Company Extraordinary Shareholders’ Meeting dated June 10, 2019 not only ratified the actions taken by the Board of Directors in the negotiations and signing of the Agreement on the Implementation of the transfer of jurisdiction and the Agreement on the Regularization of obligations, but also approved the waiver of rights, actions and claims against the Federal Government originated in the Transitional Tariff Period, and the abandonment of the lawsuit filed in 2013 against the Federal Government.

d)    Penalties

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

As of December 31, 2019 and 2018, the Company has recognized in its financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, relating to the control periods elapsed as of those dates, which may differ from the actual ones.

Furthermore, ENRE Resolution No. 63/17 has set out the control procedures, the service quality assessment methodologies, and the penalty system, applicable as from February 1, 2017, for the 2017 – 2021 period.

In accordance with the provisions of Sub-Appendix XVI to the referred to Resolution, the Company is required to submit in a term of 60 calendar days the calculation of global indicators, interruptions for which force majeure had been alleged, the calculation of individual indicators, and will determine the related discounts, crediting the amounts thereof within 10 business days. In turn, the ENRE will examine the information submitted by the Company, and in the event that the crediting of such discounts were not verified will impose a fine, payable to the Federal Government, equivalent to twice the value that should have been recorded.

In this regard, the ENRE has implemented an automatic penalty mechanism in order that the discounts on account of deviations from the established limits may be credited to customers within a term of 60 days as from the end of the controlled six-month period.

The penalty system provides that penalties are updated in accordance with the variation of Distributor’s CPD or by the energy tariff average price, as the case may be. Subsequently, in different resolutions concerning penalties relating to the commercial service and the safety on streets and public spaces, the Regulatory Entity provided for the application of increases and adjustments, applying for such purpose a criterion different from the one applied by the Company.

Additionally, and subsequent to the Tariff Structure Review, the ENRE regulated and/or issued new penalty procedures, such as:

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

✓  ENRE Resolution No. 198/18: New Supplementary Penalty Procedure of Technical Service Quality, which penalizes deviations from quality parameters at feeder level.

✓  ENRE Resolution No. 91/18: Through the filing of charges, the ENRE informs edenor about the penalty procedure to be applied for failure to comply with meter-reading and billing time periods.

✓  ENRE Resolution No. 5/19: Through the filing of charges, the ENRE notifies edenor of the penalty system to be applied for failure to comply with customer service times in commercial offices (Intelligent Routing and Consumer Service System – Sistema Inteligente de Direccionamiento y Atención de Usuarios (SIDyAA))

2019 FINANCIAL STATEMENTS
NOTES

The effects of the resolutions detailed in this note were quantified by the Company and recognized as of December 31, 2019, without implying consent to the criteria applied.

Finally, and in accordance with the provisions of the electricity rate schedule maintenance agreement (Note 2.b), it is agreed that the Company will maintain the quality of the service and comply with the quality parameters set forth in the Concession Agreement, and that the payment of any penalty will be postponed until March 1, 2020 and paid in 6 installments at its original value plus any adjustments that may apply at the time of payment.

e)    Framework agreement

In 2019, the Company and the Federal Government entered into different extension addenda to the new Framework Agreement, extending the term thereof until May 31, 2019.

Additionally, the above-mentioned addenda provided for the following:

-       The Federal Government’s commitment to settle the amounts of its economic contribution for the supply of electricity to shantytowns, after deducting the energy associated with the Social Tariff;

-       That the Company may assign the receivable amounts recognized by this extension to Edesur. In this regard, the relevant agreement on the assignment of receivables was signed, whereby Edesur, in consideration for the assigned receivables, paid edenor the sole, full and final sum of $ 167.8 million.

Consequently, as of December 31, 2019 the Company recognized revenue from the sale of electricity under the Framework Agreement until December 31, 2018 for $ 470.8 million, which stated in constant values amounts to $ 591.3 million, and for the first five months of 2019 for $ 205.5 million, which stated in constant values amount to $ 220.2, both related to the Federal Government’s participation.

Furthermore, within the framework of the transfer of jurisdiction of the public service of electricity distribution that had been provided for by Law No. 27,467, the Government of the Province of Buenos Aires enacted Law No. 15,078 on General Budget, pursuant to which it was provided that the Province of Buenos Aires would pay as from January 1, 2019 for the low-income areas and shantytowns’ consumption of electricity the same amount as that paid in 2018, and that any amount in excess of that would have to be borne by the Municipalities in whose territories the particular shantytowns were located. Such consumption had to be previously approved by the regulatory agencies or local authorities having jurisdiction in each area. In this regard, the Company has become aware that on November 27, 2019, the Municipality of General San Martín filed a petition for the granting of a provisional remedy with the Supreme Court claiming that the section of Law No. 15,078 that refers to this topic was unconstitutional. As of December 31, 2019, the Company did not recognize revenue for this concept.

Finally, in view of the recent measures adopted by national and provincial authorities as of the date of issuance of these financial statements, the Company does not know which guidelines will be followed concerning the consumption of electricity by low-income areas and shantytowns related to the periods that have not been recognized as well as future periods.

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

2019 FINANCIAL STATEMENTS
NOTES

In connection with the issuance of Corporate Notes, during the term thereof, PESA is required to be the beneficial owner and owner of record of not less than 51% of the Company’s issued, voting and outstanding shares.

Note 3 |      Basis of preparation

The financial statements for the year ended December 31, 2019 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, incorporated by the CNV.

These financial statements were approved for issue by the Company’s Board of Directors on March 5, 2020.

Comparative information

The balances as of December 31, 2018, disclosed in these financial statements for comparative purposes, arise as a result of the restatement of the financial statements as of those dates to reflect the effects of inflation as of December 31, 2019. This, as a consequence of the restatement of the financial information described hereunder.

Restatement of financial information

The financial statements as of December 31, 2019, including the prior year’s figures, have been restated to reflect the changes in the general purchasing power of the Company’s functional currency (the Argentine peso), in conformity with the provisions of both IAS 29 “Financial reporting in hyperinflationary economies” and General Resolution No. 777/18 of the National Securities Commission. As a result thereof, the financial statements are stated in terms of the measuring unit current at the end of the reporting period.

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

In 2018 the Argentine economy began to be considered hyperinflationary due to the quantitative factors described in the preceding paragraph, therefore, according to IAS 29, the Argentine economy should be regarded as highly inflationary as from July 1, 2018. The standard states that the adjustment will be resumed from the date on which it was last made, February 2003. Moreover, on July 24, 2018, the FACPCE issued a communication confirming that which has been previously mentioned. Additionally, it should be taken into account that on December 4, 2018 the Official Gazette published Law No. 27,468 pursuant to which the provisions of Executive Order No. 664/2003 of the PEN, which did not allow for the filing of inflation-adjusted financial statements, are no longer in effect. This law states that the provisions of section 62 of Business Organizations Law No. 19,550 -preparation of financial statements to reflect the effects of inflation- will continue to apply, thus reinstating the adjustment for inflation. On December 28, the CNV, reaffirming the provisions of Law No. 27,468, published Resolution No. 777/18 stating that issuing companies shall apply the restatement method of financial statements to reflect the effects of inflation in conformity with IAS 29.

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

2019 FINANCIAL STATEMENTS
NOTES

Taking into consideration the above-mentioned index, in the fiscal years ended December 31, 2019, 2018 and 2017, the inflation rate amounted to 53.77%, 47.66% and 24.79%, respectively.

The effects of the application of IAS 29 are summarized below:

Restatement of the statement of financial position

(i)            Monetary items (those with a fixed nominal value in local currency) are not restated inasmuch as they are already expressed in terms of the measuring unit current at the closing date of the reporting period.

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

(iii)          The restatement of non-monetary assets in terms of the measuring unit current at the end of the reporting period without an equivalent adjustment for tax purposes, gives rise to a taxable temporary difference and to the recognition of a deferred tax liability, whose contra-account is recognized.

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

(ii)           The net result from the maintenance of monetary assets and liabilities is presented in a line item separately from the profit or loss for the year called RECPAM.

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

2019 FINANCIAL STATEMENTS
NOTES

Restatement of the statement of cash flows

IAS 29 requires all the items of this statement to be restated in terms of the measuring unit current at the closing date of the reporting period.

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

Note 4.1 |   New accounting standards, amendments and interpretations issued by the IASB, effective as of December 31, 2019 and adopted by the Company

- IFRS 16 “Leases" (published in January 2016).

- IFRS 9 “Financial instruments” (amended in October 2017).

- IFRIC 23 “Uncertainty over Income Tax treatments” (issued in June 2017).

- IAS 28 “Investments in associates and joint ventures” (amended in October 2017).

- IAS 19 “Employee benefits” (amended in February 2018).

- Annual improvements to the IFRS – 2015-2017 Cycle (issued in December 2017)

Detailed below, Note 4.1.1., are the main issues related to the initial application of IFRS 16. The application of the other standards, amendments or interpretations generated no impact on the Company’s results of operations or its financial position, nor did it affect the accounting policies applicable as from January 1, 2019.

Note 4.1.1 |        Impacts of adoption

- IFRS 16 “Leases”: On January 13, 2016, the IASB published IFRS 16, which replaces the current guidance in IAS 17. The Company has elected to apply IFRS 16 retrospectively using the simplified approach, in relation to the lease contracts identified as such under IAS 17, recognizing the cumulative effect of the application as an adjustment to the opening balance of retained earnings as from January 1, 2019, without restating the comparative information.

Until December 31, 2018, only contracts classified as financial leases under IAS 17 were capitalized by the Company, that is, contracts where the Company had substantially all of the risks and rewards of ownership of the leased asset. At the financial lease´s inception, the Company recorded an asset and a liability for the same value, corresponding to the leased property’s fair value, or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, were included in other liabilities. Each lease payment was allocated between the liability and the finance cost. The finance cost was charged to profit or loss over the lease period so as to produce a constant periodic interest rate on the remaining liability balance for each period. Property, plant and equipment acquired under financial leases were depreciated over the asset’s useful life or, if lower, over the lease term. Leases in which a significant portion of the risks and rewards of ownership were not transferred to the Company were classified as operating leases. Payments made under operating leases (net of any incentive received from the lessor) were charged to profit or loss on a straight-line basis over the lease period.

2019 FINANCIAL STATEMENTS
NOTES

The rest of the identified lease commitments correspond to non-significant contracts ending within 12 months of the date of initial application, which continue to be recognized by the Company on a straight-line basis.

As of the adoption date, the Company has maintained the recorded book value for right-of-use assets and lease liabilities which were classified as finance leases under IAS 17.

Accounting standards, amendments and interpretations effective as from January 1, 2020

- IFRS 3 “Business combinations”, amended in October 2018. It clarifies the definition of a business in order to facilitate its identification in the framework of a business combination as opposed to an acquisition of a group of assets. It is mandatorily effective for annual periods beginning on or after January 1, 2020.

- IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies” (amended in October 2018). The amendment clarifies the definition of “material” for ease of understanding. It is mandatorily effective for annual periods beginning on or after January 1, 2020.

- IFRS 17 “Insurance Contracts”, published in May 2017. It replaces IFRS 4 - an interim standard issued in 2004 that allowed entities to account for insurance contracts using their local accounting requirements, resulting in multiple application approaches. IFRS 17 establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts, and applies to annual periods beginning on or after January 1, 2021, with early adoption permitted if entities also apply IFRS 9 and IFRS 15.

The Company is currently analyzing the impact of these new standards and amendments; nevertheless, it estimates that the application thereof will have no impact on the Company’s results of operations or its financial position.

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

2019 FINANCIAL STATEMENTS
NOTES

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

The Company considers three alternative probability-weighted scenarios and analyzes the recoverability of its long-lived assets as described in Critical accounting estimates and judgments (Note 6.c).

The valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the higher of value in use and fair value less costs to sell at the end of the year (Note 6.c).

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

2019 FINANCIAL STATEMENTS
NOTES

Revenue from the electricity supplied by the Company to low-income areas and shantytowns is recognized to the extent that a renewal of the Framework Agreement is formalized for the period in which the service was rendered. At the date of issuance of these financial statements, the Company is managing the extensions to the Framework Agreement with the National and Provincial States, as the case may be.  (Note 2.e).

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year, which has been valued on the basis of applicable tariffs.

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

Note 4.5 |      Effects of the changes in foreign currency exchange rates

a.      Functional and presentation currency

The information included in the financial statements is measured using the Company’s functional currency, which is the currency of the main economic environment in which the entity operates. The financial statements are measured in pesos (legal currency in Argentina), restated to reflect the effects of inflation as indicated in Note 3, which is also the presentation currency.

b.      Transactions and balances

Foreign currency denominated transactions and balances are translated into the functional and presentation currency using the rates of exchange prevailing at the date of the transactions or revaluation, respectively. The gains and losses generated by foreign currency exchange differences resulting from each transaction and from the translation of monetary items valued in foreign currency at the end of the year are recognized in the Statement of Comprehensive Income.

The foreign currency exchange rates used are: the bid price for monetary assets, the offer price for monetary liabilities, and the specific exchange rate for foreign currency denominated transactions.

2019 FINANCIAL STATEMENTS
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

Note 4.8 |      Financial assets

Note 4.8.1 |      Classification

The Company classifies financial assets into the following categories: those measured at amortized cost and those subsequently measured at fair value. This classification depends on whether the financial asset is an investment in a debt or an equity instrument. In order for a financial asset to be measured at amortized cost, the two conditions described in the following paragraph must be met. All other financial assets are measured at fair value. IFRS 9 requires that all investments in equity instruments be measured at fair value.

a.     Financial assets at amortized cost

Financial assets are measured at amortized cost if the following conditions are met:

                   i.        the objective of the Company’s business model is to hold the assets to collect the contractual cash flows; and

2019 FINANCIAL STATEMENTS
NOTES

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

The expected losses, in accordance with calculated coefficients, are detailed in Note 6.a).

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

2019 FINANCIAL STATEMENTS
NOTES

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

While cash, cash equivalents and financial assets measured at amortized cost are also subject to the impairment requirements of IFRS 9, the identified impairment loss is immaterial.

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

Note 4.9 |      Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which the relevant contract is signed. Subsequently to the initial recognition, they are remeasured at their fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if that is the case, on the nature of the item being hedged. As of December 31, 2019 and 2018, the economic impact of these transactions is recorded in the Other finance costs account of the Statement of Comprehensive Income.

As of December 31, 2019, the economic impact of the transactions carried out in that fiscal year resulted in a loss of $ 202.1 million, which is recorded in the Other finance costs account of the Statement of Comprehensive Income.

In fiscal year 2018, the Company did not enter into futures contracts to buy US dollars.

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

Note 4.11 |   Equity

Changes in this account have been accounted for in accordance with the relevant legal or statutory regulations and the decisions adopted by the shareholders’ meetings.

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

2019 FINANCIAL STATEMENTS
NOTES

c.      Other comprehensive income

Represents recognition, at the end of the year, of the actuarial losses associated with the Company’s employee benefit plans, restated to reflect the effects of inflation as indicated in Note 3.

d.      Retained earnings

Retained earnings are comprised of profits or accumulated losses with no specific appropriation. When positive, they may be distributed, if so decided by the Shareholders’ Meeting, to the extent that they are not subject to legal restrictions. If applicable, Retained earnings are comprised of amounts transferred from other comprehensive income and prior year adjustments due to the application of accounting standards, restated to reflect the effects of inflation as indicated in Note 3.

CNV General Resolution No. 593/11 provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, must adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these.  The Company Shareholders’ Meetings have complied with the above-mentioned requirement.

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

Customer deposits may be paid either in cash or through the customer’s bill and accrue monthly interest at a specific rate of BNA for each customer category.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the customer’s account is credited for the principal amount plus any interest accrued thereon, after deducting, if appropriate, any amounts receivable which the Company has with the customer.

2019 FINANCIAL STATEMENTS
NOTES

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

d.    Other payables

The financial liabilities recorded in Other Payables, including the loans for consumption (mutuums) with CAMMESA, the Payment agreement with the ENRE, and the advances for the execution of works, are initially recognized at fair value and subsequently measured at amortized cost.

The recorded liabilities for penalties accrued, whether imposed or not yet issued by the ENRE (Note 2.d), and other provisions are the best estimate of the settlement value of the present obligation in the framework of IAS 37 provisions at the date of these financial statements.

The balances of ENRE Penalties and Discounts are updated in accordance with the regulatory framework applicable thereto and on the basis of the Company’s estimate of the outcome of the renegotiation process described in Note 2.d.

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

2019 FINANCIAL STATEMENTS
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

The Company determines the income tax payable by applying the current 30% rate on the estimated taxable profit.

Additionally, the deferred tax is recognized, in accordance with the liability method, on the temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the Statement of Financial Position. However, no deferred tax liability is recognized if such difference arises from the initial recognition of goodwill, or from the initial recognition of an asset or liability other than in a business combination, which at the time of the transaction affected neither the accounting nor the taxable profit.

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

Moreover, Law No. 27,430 provides for the application of the tax inflation adjustment set forth in Title VI of the Income Tax Law for the first, second and third fiscal year as from its effective date (in 2018), if the IPC cumulative variation, calculated from the beginning to the end of each year, exceeds fifty-five percent (55%), thirty percent (30%) and fifteen percent (15%) for fiscal years 2018, 2019 and 2020, respectively. Although as of December 31, 2018, the IPC cumulative variation did not exceed the 55% threshold for the application of the tax inflation adjustment in that first fiscal year, as of December 31, 2019, the IPC cumulative variation for the 12 months of the year amounted to 53.77%, which exceeds the 30% threshold fixed for the second transition year of the tax inflation adjustment, and, therefore, the Company has applied the tax inflation adjustment in the calculation of the current and deferred income tax provision.

2019 FINANCIAL STATEMENTS
NOTES

Note 4.17 |   Leases

Up until the previous year, the leases of property, plant and equipment were classified as operating or finance leases in accordance with IAS 17. Payments made on account of operating leases (net of any incentive received from the lessor) were charged to profit or loss on a straight-line basis over the lease term.

As from the application of IFRS 16, a right-of-use asset and a lease liability are recognized for lease contracts from the date on which the leased asset is available for use, at the present value of the payments to be made over the term of the contract, using the discount rate implicit in the lease contract, if it can be determined, or the Company’s incremental borrowing rate.

Subsequent to their initial measurement, leases will be measured at cost less accumulated depreciation, impairment losses, and any adjustment resulting from a new measurement of the lease liability.

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

Note 4.19 |   Balances with related parties

Receivables and payables with related parties are initially recognized at amortized cost in accordance with the terms agreed upon by the parties involved.

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

2019 FINANCIAL STATEMENTS
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

If the Company continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations. The exchange rates used as of December 31, 2019 and 2018 are $ 59.89 and $ 37.70 per USD, respectively.

As of December 31, 2019 and 2018, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.19	Total 12.31.18

ASSETS
NON-CURRENT ASSETS
Other receivables	USD	-	59.890	-	1,177,257
TOTAL NON-CURRENT ASSETS				-	1,177,257
CURRENT ASSETS
Other receivables	USD	1,000	59.890	59,890	230,021
Financial assets at fair value through profit or loss	USD	46,583	59.890	2,789,856	5,052,556
Cash and cash equivalents	USD	2,010	59.890	120,379	14,416
	EUR	11	67.227	739	-
TOTAL CURRENT ASSETS				2,970,864	5,296,993
TOTAL ASSETS				2,970,864	6,474,250

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	136,875	59.890	8,197,429	11,059,857
TOTAL NON-CURRENT LIABILITIES				8,197,429	11,059,857
CURRENT LIABILITIES
Trade payables	USD	9,054	59.890	542,207	1,015,588
	EUR	424	67.227	28,504	6,172
	CHF	248	61.925	15,357	-
	NOK	68	6.849	466	455
Borrowings	USD	27,705	59.890	1,659,236	1,656,799
Other payables	USD	9,086	59.890	544,161	-
TOTAL CURRENT LIABILITIES				2,789,931	2,679,014
TOTAL LIABILITIES				10,987,360	13,738,871

(1)      The exchange rates used are the BNA exchange rates in effect as of December 31, 2019 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).

2019 FINANCIAL STATEMENTS
NOTES

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.19	12.31.18
Net position
US dollar	(7,972,908)	(7,257,994)
Euro	(27,765)	(6,172)
Norwegian krone	(466)	(455)
Swiss franc	(15,357)	-
Total	(8,016,496)	(7,264,621)

The Company estimates that a 10% devaluation of the Argentine peso with respect to each foreign currency, with all the other variables remaining constant, would give rise to the following decrease in the profit for the year:

	12.31.19	12.31.18
Net position
US dollar	(797,291)	(725,799)
Euro	(2,777)	(617)
Norwegian krone	(47)	(46)
Swiss franc	(1,536)	-
Decrease in the results of operations for the year	(801,651)	(726,462)

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

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2019 and 2018 -except for a loan applied for by the Company and granted by ICBC Bank as from October 2017 for a three-year term at a six-month Libor rate plus an initial 2.75% spread, which will be increased semi-annually by a quarter-point-, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

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

2019 FINANCIAL STATEMENTS
NOTES

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	12.31.19	12.31.18
Fixed rate:
US dollar	8,340,891	9,779,750
Subtotal loans at fixed rates	8,340,891	9,779,750
Floating rate:
US dollar	1,515,774	2,936,906
Subtotal loans at floating rates	1,515,774	2,936,906
Total loans	9,856,665	12,716,656

Based on the simulations performed, a 1% increase in floating interest rates, with all the other variables remaining constant, would give rise to the following decrease in the profit for the year:

	12.31.19	12.31.18
Floating rate:
US dollar	(3,202)	(6,521)
Decrease in the results of operations for the year	(3,202)	(6,521)

Based on the simulations performed, a 1% decrease in floating interest rates, with all the other variables remaining constant, would give rise to the following increase in the profit for the year:

	12.31.19	12.31.18
Floating rate:
US dollar	3,202	6,521
Increase in the results of operations for the year	3,202	6,521

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

2019 FINANCIAL STATEMENTS
NOTES

At each year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2019 and 2018, delinquent trade receivables totaled approximately $ 3,461.4 million and $ 3,031.0 million, respectively.  As of December 31, 2019 and 2018, the financial statements included allowances for $ 1.546,3 million and $ 1,385.9 million, respectively.

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

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in Money Market Funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2019 and 2018, the Company’s current financial assets at fair value amount to $ 3,039.5 million and $ 5,199.8 million, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

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

	No deadline	Less than 3 months	From 3 months to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
As of December 31, 2019
Trade and other payables	767,683	15,974,799	5,967,447	208,378	5,002,288	213,096	28,133,691
Borrowings	-	-	1,659,236	-	8,197,429	-	9,856,665
Total	767,683	15,974,799	7,626,683	208,378	13,199,717	213,096	37,990,356

As of December 31, 2018
Trade and other payables	19,078,817	13,966,826	4,245,273	126,846	153,698	-	37,571,460
Borrowings	-	-	1,052,508	1,052,508	11,804,260	-	13,909,276
Total	19,078,817	13,966,826	5,297,781	1,179,354	11,957,958	-	51,480,736

2019 FINANCIAL STATEMENTS
NOTES

Note 5.2 |      Concentration risk factors

a.     Related to customers

The Company’s receivables derive primarily from the sale of electricity.

No single customer accounted for more than 10% of sales for the years ended December 31, 2019 and 2018. The collectibility of trade receivables balances related to the Framework Agreement, which amount to $ 9.0 million and $ 16.0 million as of December 31, 2019 and 2018, respectively, as disclosed in Note 2.e), is subject to both such agreement’s being in force and the compliance with its terms.

b.    Related to employees who are union members

As of December 31, 2019, the Company’s employees are members of unions, Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the Federal Capital) and Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies). These employees labor cost depends on negotiations between the Company and the unions; a sensitive change in employment conditions generates a significant impact on the Company’s labor costs.

 The collective bargaining agreements entered into in 2018 were in effect until October 2019. Subsequently, a new agreement effective from November 2019 to January 2020 was signed. At the date of issuance of these financial statements, there is no certainty concerning future collective bargaining agreements.

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

As of December 31, 2019 and 2018, gearing ratios were as follow:

	12.31.19	12.31.18
Total liabilities	60,321,760	70,767,270
Less: Cash and cash equivalents and Financial assets at fair value through profit or loss	(3,199,473)	(5,242,262)
Net debt	57,122,287	65,525,008
Total Equity	59,150,849	47,620,990
Total capital attributable to owners	116,273,136	113,145,998
Gearing ratio	49.13%	57.91%

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

2019 FINANCIAL STATEMENTS
NOTES

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

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2019 and 2018:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL

At December 31, 2019
Assets
Financial assets at fair value through profit or loss:
Money market funds	2,789,831	-	-	2,789,831
Cash and cash equivalents:
Money market funds	249,700	-	-	249,700
Total assets	3,039,531	-	-	3,039,531

Liabilities
Derivative financial instruments	-	205,246	-	205,246
Total liabilities	-	205,246	-	205,246

At December 31, 2018
Assets
Financial assets at fair value through profit or loss:
Government bonds	5,052,573	-	-	5,052,573
Money market funds	147,236	-	-	147,236
Total assets	5,199,809	-	-	5,199,809

Liabilities
Derivative financial instruments	-	1,591	-	1,591
Total liabilities	-	1,591	-	1,591

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

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all the significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in level 2. These derivative financial instruments arise from the variation between the market prices at year-end or sale thereof and the time of negotiation. The market value used is obtained from the “Transactions with securities” report issued by Banco Mariva.

When one or more relevant variables used to determine the fair value cannot be observed in the market, the financial instrument is included in level 3. There are no financial instruments that are to be included in level 3.

2019 FINANCIAL STATEMENTS
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

As from the enactment by the PEN of the new measures, mentioned in Notes 1 and 2.b., the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated.

The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration.

2019 FINANCIAL STATEMENTS
NOTES

Cash flows are prepared based on estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, timing, and modality of the electricity rate increases and/or recognition of cost adjustments; (ii) demand for electricity projections; (iii) development of the costs to be incurred; (iv) investment needs appropriate to the service quality levels required by the regulatory authority, and (v) macroeconomic variables, such as, growth rates, inflation rates and foreign currency exchange rates, among others.

The future increase in electricity rates used by the Company to assess the recoverability of its long-lived assets on balances as of December 31, 2019 is based on the contractual rights held by the Company deriving from the concession agreement. Furthermore, the new announcements made by government officials and the adopted measures described in Notes 1 and 2 to these financial statements have been taken into account.

The Company has made its projections under the assumption that it will obtain better electricity rates in the next few years. However, given the complexity of the country’s macroeconomic scenario, the Company’s Management is not in a position to ensure that the future performance of the assumptions used in making its projections will be in line with what it has estimated at the date of preparation of these financial statements.

In order to consider the estimation risk included in the projections of the aforementioned variables, the Company has taken into consideration three alternative probability-weighted scenarios, which are detailed below:

a) Pessimistic scenario: the Company forecasts that 80% of the CPD increases fixed by the RTI will be transferred to tariffs as from January 2022. Furthermore, as from the aforementioned date, 80% of the outstanding balances, net of the debt with CAMMESA generated in 2020 plus interest, would begin to be recovered in 18 monthly installments. From February 2021, 80% of the CPD adjustments related to each period would be transferred to tariffs. A declining inflation rate is used for the projected years. Probability of occurrence assigned 20%.

b) Intermediate scenario: the Company forecasts that the CPD increases fixed by the RTI will be transferred to tariffs as from January 2021. Furthermore, as from the aforementioned date, the outstanding balances, net of the debt with CAMMESA generated in 2020 plus interest, would begin to be recovered in 18 monthly installments. From February 2021, the CPD adjustments related to each period would be transferred to tariffs. A declining inflation rate is used for the projected years. Probability of occurrence assigned 60%.

c) Optimistic scenario: the Company forecasts that the CPD increases fixed by the RTI will be transferred to tariffs as from January 2020. As from January 2021, the outstanding balances, net of the debt with CAMMESA generated in 2020 plus interest, would begin to be recovered in 12 monthly installments. From February 2021, the CPD adjustments related to each period would be transferred to tariffs. A declining inflation rate is used for the projected years. Probability of occurrence assigned 20%.

The Company has assigned to these three scenarios the previously described probability of occurrence percentages based mainly on experience and giving consideration to the current economic and financial situation.

The discount rate (WACC) in pesos used in all the scenarios varies for each year of the projection. For the first 5 years, the average of these rates is 41%. Conclusions are disclosed in Note 4.2 of these financial statements.

Sensitivity analysis:

The main factors that could result in impairment charges in future periods are: i) a distortion in the nature, timing, and modality of the electricity rate increases and recognition of cost adjustments, ii) the development of the costs to be incurred, and iii) the investment needs appropriate to the service quality levels required by the regulatory authority in the RTI, among other factors. These factors have been taken into account in the aforementioned weight of scenarios. Due to the uncertainty inherent in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them taken individually could lead to distorting conclusions.

2019 FINANCIAL STATEMENTS
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

f.       ENRE penalties and discounts

The Company considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events that are valued on the basis of the Management´s best estimate of the expenditure required to settle the present obligation at the date of these financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on that which has been described in Note 2.d).

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

2019 FINANCIAL STATEMENTS
NOTES

Note 7 |      Interest in joint venture

Percentage interest held		Equity attributable to the owners
in capital stock and votes		12.31.19	12.31.18
SACME	50.00%	11,152	13,599

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

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against the Company related to legal actions for individual non-significant amounts, which as of December 31, 2019 total $ 2,276.4 million, for which a provision has been recorded.

We detail below the nature of the significant judicial proceedings in relation to which, as of December 31, 2019, the Company believes, based on the opinion of its in-house and external legal advisors, there exist grounds for them not to be deemed probable:

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

2019 FINANCIAL STATEMENTS
NOTES

On November 11, 2011, the Company answered the complaint and filed a motion to dismiss for both lack of standing to sue (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. Notice of these pleadings was served upon the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3 provide it with the records “Consumidores Financieros Asociación Civil vs Edesur S.A. and Other defendants, for breach of contract”. On April 8, 2014, the Court in Civil and Commercial Federal Matters No. 9 – Clerk’s Office No. 17 admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit, and ordered that the records be sent to Federal Court No. 2 – Clerk’s Office No. 3 to be dealt with thereat, thus joining them to the case entitled “consumidores financieros vs Edesur S.A. and other defendants, for breach of contract”. Apart from the fact that the records have been received in the Court that currently hears the case, which continues in process, no significant events have occurred. As indicated above, due to the joining of those proceedings to those herein described, these proceedings have been brought to trial. Prior to requesting that evidence be produced, it was ordered that the records be sent to the Tax Representative, in order for the latter to pronounce on the motion to dismiss for lack of standing to sue filed by edenor. Once the records were sent back to the court hearing the case, the aforementioned motion was rejected. The Company appealed against the rejection of the motion in a timely manner.

At the date of issuance of these financial statements, there have been no breaches of the aforementioned ratios.

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

2019 FINANCIAL STATEMENTS
NOTES

On July 8, 2011, the Company requested that notice of the action be served upon the ENRE, which has effectively taken place. The proceedings are “awaiting resolution” since the date on which the ENRE answered the notice served. Furthermore, on October 28, 2011, the Company filed an appeal (“Recurso de Queja por apelación denegada”) to the CSJN requesting that the appeal dismissed concerning the provisional relief sought and not granted be sustained. On April 24, 2013, the Company was notified of Division I’s decision dated March 21, 2013, pursuant to which the appeal filed by edenor was declared formally inadmissible. On May 3, 2013, the Company filed an ordinary appeal (“Recurso Ordinario de Apelación”) to the CSJN. Additionally, on May 13, 2013, an extraordinary appeal (“Recurso Extraordinario Federal”) was also filed to the same Court. On November 7, 2014, it was notified to the Company that Division I had rejected the ordinary appeal but partially granted the extraordinary appeal, considering for the granting thereof the federal nature of the regulations being challenged and rejecting it in relation to the arbitrariness raised by edenor. Therefore, and within the procedural term granted for such purpose, the Company filed an appeal requesting that the extraordinary appeal dismissed be sustained (“Recurso de Queja por Rec. Extraordinario Denegado”). As of the date of this report, no decision has yet been issued on this regard. However, the course of these proceedings is currently suspended due to the fact that an “Agreement of parties” has been entered into with the ENRE. In view of the time elapsed since the Company and the ENRE agreed to suspend the procedural time-limits, the court has requested that the parties express their stance on the issue. Based on the terms of the Agreement on the Regularization of Obligations entered into on May 5, 2019 by and between the Company and the Federal Government, this action should be abandoned, with each party bearing its own court costs, as agreed in such Agreement.

At the closing date of the year ended December 31, 2019, the Company made a provision for principal and interest accrued for an amount of $ 88.1 million within the Non-current other liabilities account. Based on that which has been mentioned above, and once the regulatory authority has given its consent, such provision should no longer be recorded.

Note 8.3 |   Civil and Commercial Proceedings for the Determination of a Claim – Regulatory Liability Claim against the Federal Government

On June 28, 2013, the Company instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22, whose purpose is to sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Agreement on the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – the “Adjustment Agreement”) entered into with the Company in 2006, and for damages caused as a result of such breach.

On November 22, 2013, the Company amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the Court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which was answered by the Federal Government in due time and in proper manner.  Subsequently, edenor reported as new event, under the terms of Section 365 of the CPCCN, the issuance by the SEE of Resolution No. 32/15. After notice was served, the Court rejected the treatment thereof as an “event”, holding the Company liable for costs. The Company filed an appeal, which was admitted “with a postponed effect” (i.e. the Appellate Court will grant or reject the appeal when deciding on the granting or rejection of the appeal against final judgment). On October 16, 2015, the Attorney General’s Office requested that it be allowed to borrow the records for a term of 20 days, which were returned on December 1, 2015, in order to control the work done by the state’s attorneys. On December 4, 2015, the Company requested that the procedural time-limits be suspended under the terms of section 157 of the CPCCN, in accordance with the provisions of SEE Resolution No. 32/15, notice of which has been served upon the defendant. On February 16, 2016, the Company reiterated the request due to the revocation of SEE Resolution No. 32/15.

2019 FINANCIAL STATEMENTS
NOTES

On September 16, 2019, -in the framework of the judicial record of the motion to litigate in forma pauperis-, the Company filed a brief regarding the abandonment of the action and waiver of right, requesting at the same time that each party be held liable for its own court costs. The representatives of the Federal Government gave their consent to the terms of the brief. Taking account of the brief, on September 24, the Court terminated the proceedings

Furthermore, in the main proceedings, edenor, with the Federal Government’s consent, filed a brief, also on September 16, regarding the abandonment of the action and waiver of right, declaring that the concepts dealt with in the proceedings amount to $ 6,900 million. Therefore, payment of court fees, which amount to $ 207 million was incorporated therein. The records were sent to the Tax Authorities for their approval, having attached the breakdown of the amounts comprising the reconciled principal be submitted.

2019 FINANCIAL STATEMENTS
NOTES

Note 9 |      Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.18
Cost	2,228,765	21,173,166	58,526,862	24,217,962	4,085,114	20,620,507	300,321	131,152,697
Accumulated depreciation	(374,890)	(6,111,090)	(18,717,354)	(7,936,426)	(1,945,373)	-	-	(35,085,133)
Net amount	1,853,875	15,062,076	39,809,508	16,281,536	2,139,741	20,620,507	300,321	96,067,564

Additions	36,602	7,125	158,056	288,631	1,035,592	8,295,716	97,472	9,919,194
Disposals	(51)	(79)	(7,400)	(52,976)	(3,086)	-	-	(63,592)
Transfers	126,361	856,130	4,308,337	2,297,002	(1,120,774)	(6,312,332)	(154,724)	-
Depreciation for the year	(82,502)	(751,050)	(2,165,465)	(1,041,807)	(583,944)	-	-	(4,624,768)
Net amount 12.31.19	1,934,285	15,174,202	42,103,036	17,772,386	1,467,529	22,603,891	243,069	101,298,398

At 12.31.19
Cost	2,391,728	22,036,421	62,735,909	26,729,242	3,999,933	22,603,891	243,069	140,740,193
Accumulated depreciation	(457,443)	(6,862,219)	(20,632,873)	(8,956,856)	(2,532,404)	-	-	(39,441,795)
Net amount	1,934,285	15,174,202	42,103,036	17,772,386	1,467,529	22,603,891	243,069	101,298,398

•       During the year ended December 31, 2019, the Company capitalized as direct own costs $ 1,126.5 million.

2019 FINANCIAL STATEMENTS
NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.17
Cost	2,116,247	20,714,928	56,017,555	23,137,842	3,854,001	13,404,398	139,488	119,384,459
Accumulated depreciation	(315,931)	(5,492,137)	(17,298,877)	(7,133,076)	(1,403,076)	-	-	(31,643,097)
Net amount	1,800,316	15,222,791	38,718,678	16,004,766	2,450,925	13,404,398	139,488	87,741,362

Additions	28,827	175,050	585,141	79,220	793,829	11,285,728	199,487	13,147,282
Disposals	(56)	(3,400)	(145,751)	(55,158)	(677,899)	-	-	(882,264)
Transfers	137,239	288,352	2,452,719	1,092,364	137,599	(4,069,619)	(38,654)	-
Depreciation for the year	(112,451)	(620,717)	(1,801,279)	(839,656)	(564,713)	-	-	(3,938,816)
Net amount 12.31.18	1,853,875	15,062,076	39,809,508	16,281,536	2,139,741	20,620,507	300,321	96,067,564

At 12.31.18
Cost	2,228,765	21,173,166	58,526,862	24,217,962	4,085,114	20,620,507	300,321	131,152,697
Accumulated depreciation	(374,890)	(6,111,090)	(18,717,354)	(7,936,426)	(1,945,373)	-	-	(35,085,133)
Net amount	1,853,875	15,062,076	39,809,508	16,281,536	2,139,741	20,620,507	300,321	96,067,564

(1)   As of December 31, 2018, includes derecognition of real estate asset for $ 675.5 million.

•       During the year ended December 31, 2018, the Company capitalized as direct own costs $ 1,570.5 million.

2019 FINANCIAL STATEMENTS
NOTES

Note 10 |    Financial instruments

Note 10.1 |       Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2019
Assets
Trade receivables	12,460,070	-	-	12,460,070
Other receivables	315,492	-	224	315,716
Cash and cash equivalents
Cash and Banks	159,942	-	-	159,942
Money market funds	-	249,700	-	249,700
Financial assets at fair value through profit or loss:
Money market funds	-	2,789,831	-	2,789,831
Total	12,935,504	3,039,531	224	15,975,259

As of December 31, 2018
Assets
Trade receivables	11,667,923	-	-	11,667,923
Other receivables	1,464,977	-	136,011	1,600,988
Cash and cash equivalents		-	-
Cash and Banks	42,453	-	-	42,453
Financial assets at fair value through profit or loss:
Government bonds	-	5,052,573	-	5,052,573
Money market funds	-	147,236	-	147,236
Financial assets at fair value
Time deposits	1,858,726	-	-	1,858,726
Total	15,034,079	5,199,809	136,011	20,369,899

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Non-financial liabilities	Total
As of December 31, 2019
Liabilities
Trade payables	13,070,359	-	-	13,070,359
Other payables	7,616,248	-	-	7,616,248
Borrowings	9,856,665	-	-	9,856,665
Total	30,543,272	-	-	30,543,272

As of December 31, 2018
Liabilities
Trade payables	22,904,340	-	-	22,904,340
Other payables	488,126	-	14,191,041	14,679,167
Borrowings	12,716,656	-	-	12,716,656
Total	36,109,122	-	14,191,041	50,300,163

Financial instruments categories have been determined based on IFRS 9.

2019 FINANCIAL STATEMENTS
NOTES

The income, expenses, gains and losses resulting from each category of financial instruments are as follow:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2019
Interest income	1,208,970	-	1,208,970
Exchange differences	608,847	1,069,587	1,678,434
Changes in fair value of financial assets	-	281,039	281,039
Corporate Notes	456,884	-	456,884
Total	2,274,701	1,350,626	3,625,327

As of December 31, 2018
Interest income	1,033,000	-	1,033,000
Exchange differences	3,637,573	-	3,637,573
Bank fees and expenses	(13,084)	-	(13,084)
Changes in fair value of financial assets	-	1,147,943	1,147,943
Adjustment to present value	(503)	-	(503)
Total	4,656,986	1,147,943	5,804,929

As of December 31, 2017
Interest income	697,814	-	697,814
Exchange differences	352,287	-	352,287
Bank fees and expenses	(4,433)	-	(4,433)
Changes in fair value of financial assets	-	730,248	730,248
Adjustment to present value	(663)	-	(663)
Total	1,045,005	730,248	1,775,253

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
As of December 31, 2019
Interest expense	(6,739,597)	-	(6,739,597)
Exchange differences	(5,846,670)	-	(5,846,670)
Other financial results	(16,299)	-	(16,299)
Total	(12,602,566)	-	(12,602,566)

As of December 31, 2018
Interest expense	(7,639,617)	-	(7,639,617)
Other financial results	(132,393)	-	(132,393)
Exchange differences	(8,451,756)	-	(8,451,756)
Total	(16,223,766)	-	(16,223,766)

As of December 31, 2017
Interest expense	(3,947,849)	-	(3,947,849)
Other financial results	(121,289)	-	(121,289)
Exchange differences	(1,219,638)	-	(1,219,638)
Total	(5,288,776)	-	(5,288,776)

Note 10.2 |       Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

	12.31.19	12.31.18
Customers with no external credit rating:
Group 1 (i)	10,560,628	9,900,482
Group 2 (ii)	529,945	738,460
Group 3 (iii)	1,369,497	1,028,981
Total trade receivables	12,460,070	11,667,923

                   (i)          Relates to customers with debt to become due.

                  (ii)          Relates to customers with past due debt from 0 to 3 months.

                 (iii)          Relates to customers with past due debt from 3 to 12 months.

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of these financial assets.

2019 FINANCIAL STATEMENTS
NOTES

Note 11 |    Right-of-use asset

The Company leases commercial offices, two warehouses, the headquarters building (comprised of administrative, commercial and technical offices), the Energy Handling and Transformer Center (two buildings and a plot of land located within the perimeter of Puerto Nuevo and Nuevo Puerto Power Generation Plant) and Las Heras Substation. The Company’s lease contracts have cancelable terms and lease periods of 2 to 3 years.

12.31.19
Total right-of-use asset by leases	260,937

The development of right-of-use assets is as follows:

12.31.19
Balance at beginning of year	-
Incorporation by adoption of IFRS 16	421,991
Additions	3,062
Depreciation for the year	(164,116)
Balance at end of the year	260,937

Note 12 |      Other receivables

	Note	12.31.19	12.31.18
Non-current:
Financial credit		22,133	46,873
Related parties	36.d	3,895	7,168
RDSA credit		2,125,890	1,177,256
Allowance for the impairment of other receivables (1)		(2,125,890)	-
Total Non-current		26,028	1,231,297

Current:
Prepaid expenses		15,204	8,168
Credit for Real estate asset	39	59,890	-
Advances to suppliers		247	125,230
Security deposits		24,937	25,672
Financial credit		44,762	89,841
Receivables from electric activities		100,368	151,294
Related parties	36.d	25,766	41,436
Judicial deposits		68,616	46,872
Other		15,246	38
Allowance for the impairment of other receivables		(65,348)	(118,860)
Total Current		289,688	369,691

(1)     The impairment charge was charged to finance costs, net of the receivable revaluation.

The carrying amount of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.19	12.31.18
Balance at beginning of year	118,860	61,309
Increase	2,156,440	83,536
Result from exposure to inlfation	(42,727)	(25,985)
Recovery	(41,335)	-
Balance at end of the year	2,191,238	118,860

(1)   The impairment charge was charged to finance costs, net of the receivable revaluation.

2019 FINANCIAL STATEMENTS
NOTES

The aging analysis of these other receivables is as follows:

	12.31.19	12.31.18
Without expiry date	118,553	74,360
Past due	50,513	53,595
Up to 3 months	91,963	198,155
From 3 to 6 months	14,437	31,392
From 6 to 9 months	11,493	7,506
From 9 to 12 months	2,729	4,683
More than 12 months	26,028	1,231,297
Total other receivables	315,716	1,600,988

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in Argentine pesos.

Note 13 |    Trade receivables

	12.31.19	12.31.18
Current:
Sales of electricity – Billed	7,714,038	7,108,327
Sales of electricity – Unbilled	5,792,028	5,744,779
PBA & CABA government credit	251,361	-
Framework Agreement	9,003	15,957
Fee payable for the expansion of the transportation and others	25,046	35,321
Receivables in litigation	214,884	149,400
Allowance for the impairment of trade receivables	(1,546,290)	(1,385,861)
Total Current	12,460,070	11,667,923

The carrying amount of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	12.31.19	12.31.18
Balance at beginning of the year	1,385,861	1,041,836
Change of accounting standard (Note 6) - Adjustment by model of expected losses IFRS 9	-	126,155
Balance at beginning of the year	1,385,861	1,167,991
Increase	1,365,186	1,419,571
Decrease	(771,139)	(598,437)
Result from exposure to inlfation	(433,618)	(603,264)
Balance at end of the year	1,546,290	1,385,861

The aging analysis of these trade receivables is as follows:

	12.31.19	12.31.18
Not due	9,003	15,957
Past due	1,899,443	1,767,442
Up to 3 months	10,551,624	9,884,524
Total trade receivables	12,460,070	11,667,923

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in Argentine pesos.

2019 FINANCIAL STATEMENTS
NOTES

Sensitivity analysis of the allowance for impairment of trade receivables:

-       5% increase in the uncollectibility rate estimate

12.31.19
Contingencies	1,623,605
Variation	77,315

-       5% decrease in the uncollectibility rate estimate

12.31.19
Contingencies	1,468,975
Variation	(77,315)

Note 14 |    Financial assets at fair value through profit or loss

	12.31.19	12.31.18

Current
Money market funds	2,789,831	147,236
Government bonds	-	5,052,573
Total current	2,789,831	5,199,809

Note 15 |    Financial assets at amortized cost

	12.31.19	12.31.18
Non-current
Current
Government bonds	-	-
Time deposits	-	1,858,726
Total Current	-	1,858,726

Note 16 |    Inventories

	12.31.19	12.31.18
Current
Supplies and spare-parts	1,854,336	1,925,654
Advance to suppliers	72,527	11,544
Total inventories	1,926,863	1,937,198

Note 17 |    Cash and cash equivalents

	12.31.19	12.31.18
Cash and banks	159,942	42,453
Money market funds	249,700	-
Total cash and cash equivalents	409,642	42,453

2019 FINANCIAL STATEMENTS
NOTES

Note 18 |    Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at December 31, 2016	27,982,570	282,328	28,264,898
Payment of Other reserve constitution - Share-bases compensation plan	-	71,222	71,222
Balance at December 31, 2017	27,982,570	353,550	28,336,120
Payment of Other reserve constitution - Share-bases compensation plan	(146)	16,441	16,295

Balance at December 31, 2018 and December 31, 2019	27,982,424	369,991	28,352,415

As of December 31, 2019, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

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

Note 19 |    Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program. As of December 31, 2019, the Company complies with the debt ratio established in such program.

If the Company’s Debt Ratio were higher than 3, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

Note 20 |    Share-based Compensation Plan

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

The fair value of the previously referred to shares at the award date, amounted to $ 75.9 million and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

2019 FINANCIAL STATEMENTS
NOTES

Note 21 |    Acquisition of the Company’s own shares

The Company’s Board of Directors, at its meeting of April 8, 2019, approved the acquisition of the Company’s own shares in conformity with section 64 of Law 26,831 and the CNV’s regulations, under the following main terms and conditions:

•         Maximum amount to be invested: up to $ 800 million;

•         The treasury stock may not exceed, as a whole, the limit of 10% of share capital.

•         Price to be paid for the shares: up to a maximum of USD 23 per ADR in the New York Stock Exchange, or the amount in pesos equivalent to USD 1.15 per share in Bolsas y Mercados Argentinos S.A., using as reference the closing exchange rate of the day prior to the transaction;

•         The acquisitions will be made with realized and liquid profits;

•         The shares may be acquired for a term of 120 calendar days to commence on April 9, 2019.

The Company’s Board of Directors, at its meeting of June 12, 2019, resolved to bring the duly established term for the acquisition of the Company’s own shares to an early end.

As of December 31, 2019, the Company’s treasury stock amounts to 31,380,871 Class B shares, 8,269,740 of which were acquired in the fiscal year being reported, for a total of $ 599.2 million restated in constant currency.

Note 22 |    Trade payables

	Note	12.31.19	12.31.18
Non-current
Customer guarantees		213,097	216,768
Customer contributions		156,455	172,720
Funding contributions - substations	2.c	-	50,628
Total Non-current		369,552	440,116

Current
Payables for purchase of electricity - CAMMESA		4,367,129	8,727,732
Provision for unbilled electricity purchases - CAMMESA	2.c	4,938,327	9,584,381
Suppliers		3,042,079	3,730,485
Advance to customer		285,042	302,135
Customer contributions		30,858	23,508
Discounts to customers		37,372	57,467
Funding contributions - substations	2.c	-	26,471
Related parties	36.d	-	12,045
Total Current		12,700,807	22,464,224

The fair values of non-current customer contributions as of December 31, 2019 and 2018 amount to $ 45.1 million and $ 165.6 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3 category.

The carrying amount of the other financial liabilities included in the Company’s trade payables approximates their fair value.

2019 FINANCIAL STATEMENTS
NOTES

Note 23 |    Other payables

	Note	12.31.19	12.31.18
Non-current
ENRE penalties and discounts	2.c	3,932,272	7,838,276
Loans (mutuum) with CAMMESA	2.c	-	3,509,303
Liability with FOTAE	2.c	-	318,874
Payment agreements with ENRE		-	57,195
Financial Lease Liability (1)		87,360	-
Total Non-current		4,019,632	11,723,648

Current
ENRE penalties and discounts		3,386,681	2,822,587
Related parties	36.d	12,566	11,642
Advances for works to be performed		6,135	20,875
Payment agreements with ENRE		48,236	100,415
Financial Lease Liability (1)		134,177	-
Other		8,821	-
Total Current		3,596,616	2,955,519

The carrying amount of the Company’s other financial payables approximates their fair value.

(1)   The development of the financial lease liability is as follows:

12.31.19
Balance at beginning of year	-
Incorporation by adoption of IFRS 16	421,991
Increase	3,062
Payments	(212,403)
Exchange difference and gain on net monetary position	8,887
Balance at end of the year	221,537

As of December 31, 2019, the detail of the future minimum lease payments is as follows:

12.31.19
2020	198,910
2021	137,816
2022	3,427
Total future minimum lease payments	340,153

The Company has signed contracts with certain cable television companies, granting them the right to use the network posts. As of December 31, 2019 and 2018, future minimum collections with respect to operating assignments of use are as follow:

	12.31.19	12.31.18
2019	-	266,974
2020	325,280	-
Total future minimum lease collections	325,280	266,974

Note 24 |    Deferred revenue

	12.31.19	12.31.18
Non-current
Nonrefundable customer contributions	270,091	423,539
Total Non-current	270,091	423,539

	12.31.19	12.31.18
Current
Nonrefundable customer contributions	5,346	8,221
Total Current	5,346	8,221

2019 FINANCIAL STATEMENTS
NOTES

Note 25 |    Borrowings

	12.31.19	12.31.18
Non-current
Corporate notes (1)	8,197,429	9,610,574
Borrowing	-	1,449,283
Total non-current	8,197,429	11,059,857

Current
Interest from corporate notes	143,462	169,175
Borrowing	1,515,774	1,487,624
Total current	1,659,236	1,656,799

(1)   Net of debt issuance, repurchase and redemption expenses.

The fair values of the Company’s non-current borrowings as of December 31, 2019 and 2018 amount approximately to $ 7,947.3 million and $ 9,936.5 million, respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each year. The applicable fair value category is Level 1 category.

The Company’s borrowings are denominated in the following currencies:

	12.31.19	12.31.18
US dollars	9,856,665	12,716,656
	9,856,665	12,716,656

The maturities of the Company’s borrowings and its exposure to interest rate are as follow:

	12.31.19	12.31.18
Fixed rate
Less than 1 year	143,462	169,175
From 2 to 5 years	8,197,429	9,610,574
	8,340,891	9,779,749
Floating rate
Less than 1 year	1,515,774	1,487,624
From 1 to 2 years	-	1,449,283
From 2 to 5 years	-	-
	1,515,774	2,936,907
	9,856,665	12,716,656

The roll forward of the Company’s borrowings during the year was as follows:

	12.31.19	12.31.18
Balance at beginning of the year	12,716,656	9,678,949
Proceeds from borrowings	-	-
Payment of borrowings' interests	(1,134,828)	(1,003,605)
Paid from repurchase of Corporate Notes	(1,531,033)	(577,437)
Payment of borrowings	(1,593,024)	-
Gain from repurchase of Corporate Notes	(456,884)	(6,980)
Exchange diference and interest accrued	6,687,379	9,432,905
Result from exposure to inlfation	(4,831,601)	(4,807,176)

Balance at the end of year	9,856,665	12,716,656

2019 FINANCIAL STATEMENTS
NOTES

Corporate Notes programs

The Company is included in a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.18	Debt repurchase	Debt structure at 12.31.19	At 12.31.19
Fixed Rate Par Note	9	9.75	2022	161.65	(29.08)	132.57	8,197.43
Total				161.65	(29.08)	132.57	8,197.43

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.17	Debt repurchase	Debt structure at 12.31.18	At 12.31.18
Fixed Rate Par Note	9	9.75	2022	171.87	(10.22)	161.65	9,610.57
Total				171.87	(10.22)	161.65	9,610.57

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

                ii.   Suspension of Covenants:

Certain negative covenants stipulated in the terms and conditions of the Corporate Notes will be suspended or adapted if:

- the Company’s long-term debt rating is raised to Investment Grade, or the Company’s Debt Ratio is equal to or lower than 3.

- If the Company subsequently losses its Investment Grade rating or its Debt Ratio is higher than 3, as applicable, the suspended negative covenants will be once again in effect.

At the date of issuance of these financial statements, the previously mentioned ratios have been complied with.

In fiscal year 2019, the Company repurchased at market prices, in successive transactions, “Fixed Rate Class 9 Par Corporate Notes” due 2022, for an amount of USD 29.1 million nominal value.

2019 FINANCIAL STATEMENTS
NOTES

Note 26 |    Salaries and social security taxes payable

a.     Salaries and social security taxes payable

	12.31.19	12.31.18
Non-current
Early retirements payable	39,495	22,887
Seniority-based bonus	201,075	227,353
Total non-current	240,570	250,240

Current
Salaries payable and provisions	2,104,368	2,428,861
Social security payable	274,583	232,403
Early retirements payable	28,101	15,759
Total current	2,407,052	2,677,023

The carrying amount of the Company’s salaries and social security taxes payable approximates their fair value.

b.    Salaries and social security taxes charged to profit or loss

	2019	2018	2017
Salaries	6,299,020	6,668,287	7,530,793
Social security taxes	2,449,619	2,593,223	2,928,640
Total salaries and social security taxes	8,748,639	9,261,510	10,459,433

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations, which, as of December 31, 2019 and 2018, amount to $ 28.1 million and $ 15.8 million (current) and $ 39.5 million and $ 22.9 million (non-current), respectively.

The seniority-based bonus included in collective bargaining agreements in effect consists of a bonus to be granted to personnel with a certain amount of years of service. As of December 31, 2019 and 2018, the related liabilities amount to $ 201.1 million and $ 227.4 million, respectively.

As of December 31, 2019 and 2018, the number of employees amounts to 4,777 and 4,922, respectively.

2019 FINANCIAL STATEMENTS
NOTES

Note 27 |   Benefit plans

The defined benefit plans granted to Company employees consist of a bonus for all the employees who have the necessary years of service and have made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary depending on the collective bargaining agreement and for non-unionized personnel.

	12.31.19	12.31.18
Non-current	523,918	592,165
Current	51,119	49,770
Total Benefit plans	575,037	641,935

The detail of the benefit plan obligations as of December 31, 2019 and 2018 is as follows:

	12.31.19	12.31.18
Benefit payment obligations at beginning of year	641,935	805,970
Current service cost	110,250	50,596
Interest cost	151,819	121,946
Actuarial losses	7,328	8,670
Result from exposure to inflation for the year	(291,613)	(260,131)
Benefits paid to participating employees	(44,682)	(85,116)
Benefit payment obligations at end of year	575,037	641,935

As of December 31, 2019 and 2018, the Company does not have any assets related to post-retirement benefit plans.

The detail of the charge recognized in the Statement of Comprehensive Income is as follows:

	12.31.19	12.31.18	12.31.17
Cost	110,250	50,596	65,352
Interest	151,819	121,946	195,217
Actuarial results - Other comprehensive loss	7,328	8,670	(34,166)
	269,397	181,212	226,403

The actuarial assumptions used are based on market interest rates for Argentine government bonds, past experience, and the Company Management’s best estimate of future economic conditions. Changes in these assumptions may affect the future cost of benefits and obligations. The main assumptions used are as follow:

	12.31.19	12.31.18	12.31.17
Discount rate	5%	5%	5%
Salary increase	1%	1%	1%
Inflation	31%	31%	18%

2019 FINANCIAL STATEMENTS
NOTES

Sensitivity analysis:

12.31.19
Discount Rate: 4%
Obligation	631,436
Variation	56,399
10%

Discount Rate: 6%
Obligation	527,057
Variation	(47,980)
(8%)

Salary Increase : 0%
Obligation	526,485
Variation	(48,552)
(8%)

Salary Increase: 2%
Obligation	631,321
Variation	56,284
10%

The expected payments of benefits are as follow:

	In 2020	In 2021	In 2022	In 2023	In 2024	Between 2025 to 2029
At December 31, 2019
Benefit payment obligations	51,119	9,117	9,499	10,507	3,011	12,763

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

Liabilities related to the above-mentioned benefits have been determined taking into consideration all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2019.

These benefits do not apply to key management personnel.

2019 FINANCIAL STATEMENTS
NOTES

Note 28 |     Income tax / Deferred tax

The analysis of deferred tax assets and liabilities is as follows:

	12.31.18	Result from exposure to inflation	Charged to profit and loss	Charged to other comprenhensive income	12.31.19
Deferred tax assets
Trade receivables and other receivables	684,433	(239,331)	108,892	-	553,994
Trade payables and other payables	3,005,838	(1,051,076)	(1,353,250)	-	601,512
Salaries and social security taxes payable	76,023	(26,584)	64,099	-	113,538
Benefit plans	162,972	(56,988)	-	2,198	108,182
Tax liabilities	24,035	(8,404)	1,990	-	17,621
Provisions	531,827	(185,968)	326,742	-	672,601
Deferred tax asset	4,485,128	(1,568,351)	(851,527)	2,198	2,067,448

Deferred tax liabilities:
Property, plant and equipment	(16,527,448)	5,779,286	(8,895,157)	-	(19,643,319)
Financial assets at fair value through profit or loss	(326,726)	114,249	4,305	-	(208,172)
Borrowings	(6,836)	2,390	989	-	(3,457)
Tax inflation adjustment	-	-	(2,267,465)	-	(2,267,465)
Deferred tax liability	(16,861,010)	5,895,925	(11,157,328)	-	(22,122,413)

Net deferred tax liabilities	(12,375,882)	4,327,574	(12,008,855)	2,198	(20,054,965)

	12.31.17	Result from exposure to inflation	Charged to profit and loss	Charged to other comprenhensive income	12.31.18
Deferred tax assets
Tax loss carryforward	82,716	(82,716)	-	-	-
Inventories	20,689	(13,938)	(6,751)	-	-
Trade receivables and other receivables	739,735	(570,525)	515,223	-	684,433
Trade payables and other payables	653,015	1,165,031	1,187,792	-	3,005,838
Salaries and social security taxes payable	(147,331)	200,559	22,795	-	76,023
Benefit plans	336,931	(198,056)	21,497	2,600	162,972
Tax liabilities	85,953	(66,952)	5,034	-	24,035
Provisions	(840,005)	1,161,083	210,749	-	531,827
Deferred tax asset	931,703	1,594,486	1,956,339	2,600	4,485,128

Deferred tax liabilities:
Property, plant and equipment	(11,481,171)	1,388,776	(6,435,053)	-	(16,527,448)
Financial assets at fair value through profit or loss	(593,775)	576,433	(309,384)	-	(326,726)
Borrowings	(66,819)	58,411	1,572	-	(6,836)
Deferred tax liability	(12,141,765)	2,023,620	(6,742,865)	-	(16,861,010)

Net deferred tax liabilities	(11,210,062)	3,618,106	(4,786,526)	2,600	(12,375,882)

2019 FINANCIAL STATEMENTS
NOTES

	12.31.16	Result from exposure to inflation	Charged to profit and loss	Charged to other comprenhensive income	12.31.17
Deferred tax assets
Tax loss carryforward	9,472	(3,057)	76,301	-	82,716
Inventories	11,564	(3,732)	12,857	-	20,689
Trade receivables and other receivables	315,186	(101,728)	526,277	-	739,735
Trade payables and other payables	2,551,061	(823,369)	(1,074,677)	-	653,015
Salaries and social security taxes payable	55,628	(17,954)	(185,005)	-	(147,331)
Benefit plans	237,974	(76,807)	186,860	(11,096)	336,931
Tax liabilities	35,724	(11,530)	61,759	-	85,953
Provisions	341,132	(110,102)	(1,071,035)	-	(840,005)
Deferred tax asset	3,557,741	(1,148,279)	(1,466,663)	(11,096)	931,703

Deferred tax liabilities:
Property, plant and equipment	(15,038,537)	4,656,085	(1,098,719)	-	(11,481,171)
Financial assets at fair value through profit or loss	(91,618)	29,570	(531,727)	-	(593,775)
Borrowings	(19,104)	6,166	(53,881)	-	(66,819)
Deferred tax liability	(15,149,259)	4,691,821	(1,684,327)	-	(12,141,765)

Net deferred tax liabilities	(11,591,518)	3,543,542	(3,150,990)	(11,096)	(11,210,062)

	12.31.19	12.31.18
Deferred tax assets:
To be recover in less than 12 months	2,066,726	1,567,287
To be recover in more than 12 months	723	2,918,158
Deferred tax asset	2,067,449	4,485,445

Deferred tax liabilities:
To be recover in less than 12 months	(22,121,773)	(16,453,585)
To be recover in more than 12 months	(641)	(407,742)
Deferred tax liability	(22,122,414)	(16,861,327)

Net deferred tax liabilities	(20,054,965)	(12,375,882)

The detail of the income tax expense for the year includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; (ii) the effect of applying the deferred tax method which recognizes the effect of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The detail of the income tax expense is as follows:

	2019	2018	2017
Deferred tax	(7,681,281)	(1,168,420)	392,552
Current tax	(2,904,191)	(1,713,587)	(1,169,638)
Difference between provision and tax return	(88,376)	(4,864)	(7,227)
Income tax expense	(10,673,848)	(2,886,871)	(784,313)

2019 FINANCIAL STATEMENTS
NOTES

	Note	2019	2018	2017
Profit for the period before taxes		22,807,987	9,495,085	8,596,806
Applicable tax rate		30%	30%	35%
Loss for the period at the tax rate		(6,842,396)	(2,848,526)	(3,008,882)
Gain from interest in joint ventures		124	861	(9)
Non-taxable income		(1,021,032)	(1,209,002)	1,565,827
Adjustment effect on tax inflation	4.16	(2,805,112)	-	-
Change in the income tax rate (1)		-	1,174,660	665,978
Difference between provision and tax return		(12,230)	(4,864)	(7,227)
Other		6,798	-	-
Income tax expense		(10,673,848)	(2,886,871)	(784,313)

(1)    Effect on deferred tax assets and liabilities in accordance with the tax reform of 2017 and Law 27,430.

The income tax payable, net of withholdings is detailed below.

	12.31.19	12.31.18

Provision of income tax payable	2,904,191	1,713,587
Tax withholdings	(934,780)	(764,324)
Total income tax payable	1,969,411	949,263

Note 29 |    Tax liabilities

	12.31.19	12.31.18
Non-current
Current
Provincial, municipal and federal contributions and taxes	179,024	200,586
VAT payable	1,302,042	634,374
Tax withholdings	147,062	195,474
SUSS withholdings	8,431	11,433
Municipal taxes	137,772	163,175
Tax regularization plan	-	584
Total Current	1,774,331	1,205,626

2019 FINANCIAL STATEMENTS
NOTES

Note 30 |    Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.18	1,645,569	288,218

Increases	1,239,577	127,655
Decreases	(20,596)	(77,473)
Result from exposure to inflation for the year	(801,947)	(124,564)
At 12.31.19	2,062,603	213,836

At 12.31.17	1,357,972	293,482
Increases	725,897	387,547
Decreases	(131,722)	(368,410)
Result from exposure to inflation for the year	(306,578)	(24,401)
At 12.31.18	1,645,569	288,218

Note 31 |    Revenue from sales

	2019	2018	2017
Sales of electricity	89,573,118	85,633,978	60,477,324
Right of use on poles	283,459	292,732	326,400
Connection charges	60,898	78,584	75,915
Reconnection charges	26,319	34,634	17,691
Total Revenue from sales	89,943,794	86,039,928	60,897,330

Note 32 |    Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 12.31.19
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	6,366,146	1,045,979	1,336,514	8,748,639
Pension plans	190,700	31,333	40,036	262,069
Communications expenses	82,714	369,899	17,005	469,618
Allowance for the impairment of trade and other receivables	-	1,354,401	-	1,354,401
Supplies consumption	1,615,876	-	114,419	1,730,295
Leases and insurance	-	233	226,040	226,273
Security service	237,100	42,394	92,826	372,320
Fees and remuneration for services	2,557,043	1,618,073	1,363,582	5,538,698
Depreciation of right-of-use asset	16,515	33,030	114,571	164,116
Public relations and marketing	-	41,370	-	41,370
Advertising and sponsorship	-	21,312	-	21,312
Reimbursements to personnel	89	196	1,050	1,335
Depreciation of property, plants and equipments	3,637,865	542,108	444,795	4,624,768
Directors and Supervisory Committee members’ fees	-	-	22,356	22,356
ENRE penalties	1,441,742	1,326,475	-	2,768,217
Taxes and charges	-	923,650	49,786	973,436
Other	803	520	14,242	15,565
At 12.31.19	16,146,593	7,350,973	3,837,222	27,334,788

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of December 31, 2019 for $ 1,126.5 million.

2019 FINANCIAL STATEMENTS
NOTES

Expenses by nature at 12.31.18
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	6,660,458	1,194,814	1,406,238	9,261,510
Pension plans	124,085	22,259	26,198	172,542
Communications expenses	124,723	414,677	24,630	564,030
Allowance for the impairment of trade and other receivables	-	1,503,107	-	1,503,107
Supplies consumption	1,215,387	-	188,558	1,403,945
Leases and insurance	815	-	277,121	277,936
Security service	210,136	3,117	197,901	411,154
Fees and remuneration for services	2,170,943	1,599,460	1,548,697	5,319,100
Public relations and marketing	-	49,585	-	49,585
Advertising and sponsorship	-	25,544	-	25,544
Reimbursements to personnel	92	104	766	962
Depreciation of property, plants and equipments	3,098,292	461,702	378,822	3,938,816
Directors and Supervisory Committee members’ fees	-	-	33,664	33,664
ENRE penalties	3,174,321	1,617,868	-	4,792,189
Taxes and charges	-	920,940	249,951	1,170,891
Other	1,241	705	8,796	10,742
At 12.31.18	16,780,493	7,813,882	4,341,342	28,935,717

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of December 31, 2018 for $ 1,570.5 million.

Expenses by nature at 12.31.17
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	7,685,152	1,363,903	1,410,378	10,459,433
Pension plans	191,454	33,979	35,136	260,569
Communications expenses	85,006	444,966	35,066	565,038
Allowance for the impairment of trade and other receivables	-	602,186	-	602,186
Supplies consumption	1,056,706	-	168,809	1,225,515
Leases and insurance	1,004	-	279,898	280,902
Security service	200,305	2,763	217,171	420,239
Fees and remuneration for services	1,663,751	1,347,966	1,261,260	4,272,977
Public relations and marketing	-	-	87,125	87,125
Advertising and sponsorship	-	-	44,881	44,881
Reimbursements to personnel	137	85	1,272	1,494
Depreciation of property, plants and equipments	2,675,953	423,060	204,104	3,303,117
Directors and Supervisory Committee members’ fees	-	-	32,951	32,951
ENRE penalties	658,211	659,155	-	1,317,366
Taxes and charges	-	607,796	49,223	657,019
Other	1,532	406	23,905	25,843
At 12.31.17	14,219,211	5,486,265	3,851,179	23,556,655

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of December 31, 2017 for $ 1,337.3 million.

2019 FINANCIAL STATEMENTS
NOTES

Note 33 |    Other operating expense, net

	Note	2019	2018	2017
Other operating income
Services provided to third parties		180,142	114,593	137,321
Commissions on municipal taxes collection		128,907	118,538	78,973
Related parties	36.a	20,075	68,125	6,555
Income from non-reimbursable customer contributions		6,584	8,572	6,723
Fines to suppliers		19,910	89,002	12,011
Expense recovery		163,550	-	-
Other		67,108	95,935	1,084
Total other operating income		586,276	494,765	242,667

Other operating expense
Gratifications for services		(192,361)	(114,199)	(124,249)
Cost for services provided to third parties		(97,274)	(80,619)	(100,316)
Severance paid		(21,530)	(25,595)	(43,598)
Debit and Credit Tax		(792,892)	(860,939)	(737,366)
Provision for contingencies		(1,367,232)	(1,113,444)	(833,993)
Disposals of property, plant and equipment		(63,592)	(260,361)	(76,614)
Other		(21,797)	(70,619)	(22,140)
Total other operating expense		(2,556,678)	(2,525,776)	(1,938,276)
Other operating expense, net		(1,970,402)	(2,031,011)	(1,695,609)

Note 34 |    Net finance costs

	Note	2019	2018	2017
Financial income
Commercial interest		514,536	420,495	273,180
Financial interest		692,497	612,505	424,634
Other interest	36.a	1,937	-	-
Total financial income		1,208,970	1,033,000	697,814

Finance costs
Interest and other		(3,750,737)	(3,055,552)	(1,259,956)
Fiscal interest		(5,462)	(34,986)	(47,904)
Commercial interest		(2,988,860)	(4,549,079)	(2,639,989)
Bank fees and expenses		(17,292)	(13,084)	(4,433)
Total finance costs		(6,762,351)	(7,652,701)	(3,952,282)

Other financial results
Exchange differences		(4,168,236)	(4,814,183)	(867,349)
Adjustment to present value of receivables		(76,702)	(503)	(663)
Changes in fair value of financial assets		281,039	1,147,943	730,248
Net gain from the repurchase of Corporate Notes		456,884	6,980	-
Other finance costs (1)		(16,299)	637,692	(121,289)
Total other finance costs		(3,523,314)	(3,022,071)	(259,053)
Total net finance costs		(9,076,695)	(9,641,772)	(3,513,521)

(1)     As of December 31, 2018 includes $ 770.1 million related to the termination of the agreement on real estate asset.

2019 FINANCIAL STATEMENTS
NOTES

Note 35 |    Basic and diluted earnings per share

Basic

The basic earnings per share is calculated by dividing the profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2019 and 2018, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincides with the diluted earnings per share, inasmuch as the Company has issued neither preferred shares nor Corporate Notes convertible into common shares.

	2019	2018	2017
Profit for the year attributable to the owners of the Company	12,134,139	6,608,214	7,812,493
Weighted average number of common shares outstanding	876,725	890,492	898,280
Basic and diluted profit earnings per share – in pesos	13.84	7.42	8.70

The basic and diluted earnings per share include the effects described in Note 2.c).

Note 36 |    Related-party transactions

The following transactions were carried out with related parties:

a.         Income

Company	Concept	2019	2018	2017

PESA	Impact study	337	230	-
	Thermal power plant Pilar	-	17,162	6,555
SACDE	Reimbursement expenses	19,738	50,733	-
FIDUS	SGR contribution income	1,937	-	-
		22,012	68,125	6,555

b.         Expense

Company	Concept	2019	2018	2017

PESA	Technical advisory services on financial matters	(136,149)	(132,393)	(93,714)
SACME	Operation and oversight of the electric power transmission system	(83,193)	(125,627)	(106,040)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	-	-	(1,347)
OSV	Hiring life insurance for staff	(19,646)	(30,017)	(29,162)
FIDUS	Legal fees	(777)	-	-
ABELOVICH, POLANO & ASOC.	Legal fees	(1,285)	(2,014)	(1,095)
		(241,050)	(290,051)	(231,358)

c.         Key Management personnel’s remuneration

	2019	2018	2017
Salaries	441,378	373,046	385,418

2019 FINANCIAL STATEMENTS
NOTES

The balances with related parties are as follow:

d.         Receivables and payables

	12.31.19	12.31.18
Other receivables - Non current
SACME	3,895	7,168
	3,895	7,168

Other receivables - Current
FIDUS SGR	25,000	38,443
SACME	766	1,178
PESA	-	1,815
	25,766	41,436

Trade payables
OSV	-	-
PESA	-	(12,045)
	-	(12,045)

Other payables
SACME	(12,566)	(11,642)
	(12,566)	(11,642)

The other receivables with related parties are not secured and do not accrue interest. No allowances have been recorded for these concepts in any of the periods covered by these financial statements.

According to IAS 24, paragraphs 25 and 26, the Company applies the exemption from the disclosure requirement of transactions with related parties when the counterpart is a governmental agency that has control, joint control or significant influence. As of December 31, 2019, the ANSES holds Corporate Notes of the Company due in 2022 for $ 752 million (USD 20 million nominal value).

The agreements with related parties that were in effect throughout fiscal year 2019 are detailed below:

Agreement with SACME

In the framework of the regulation of the Argentine electric power sector established by Law No. 24,065 and SEE Resolution No. 61/92, and after the awarding of the distribution areas of CABA and Greater Buenos Aires to edenor and Edesur S.A., the bidding terms and conditions of the privatization provided that both companies were required to organize in equal parts SACME to operate the electric power supervision and control center of the transmission and sub-transmission system that feeds the market areas transferred to those companies.

The purpose of this company is to manage, supervise and control the operation of both the electric power generation, transmission and sub-transmission system in the CABA and the Buenos Aires metropolitan area and the interconnections with the Argentine Interconnection System, to represent Distribution Companies in the operational management before CAMMESA, and, in general, to carry out the necessary actions for the proper development of its activities.

The operating costs borne by the Company in fiscal year 2019 amounted to $ 83.2 million.

2019 FINANCIAL STATEMENTS
NOTES

Agreement with PESA

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

Orígenes Seguros de Vida

In the framework of the process for the taking out of the mandatory life insurance for its personnel, the Company invited different insurance companies to submit their proposals. After having been analyzed, the one submitted by OSV was selected as the best proposal. This transaction was approved by the Company’s Board of Directors at its meeting of March 7, 2016, with the Auditing Committee’s prior favorable opinion.

The operating costs borne by the Company in fiscal year 2019 amounted to $ 19.6 million.

Fidus Sociedad de Garantía Recíproca

The Company’s Board of Directors, at its meeting of December 4, 2018, approved the making of a contribution of funds to Fidus SGR for a sum of $ 25 million, in the capacity as protector partner and with the scope set forth in Law No. 24,467. In this manner, the Company expects to strengthen the relationship with its suppliers by giving them the possibility of facilitating an improvement in financing conditions.

SACDE

Throughout 2018, by virtue of the agreement entered into by an between the Federal Government and SACDE for the construction of the Presidente Perón Highway’s extension, the Company received from SACDE requests for moving certain facilities owned by the Company located in some specific places of the referred to highway’s path. As stipulated in edenor’s Concession Agreement, the entire cost of the removals in question is to be borne by the requesting party; therefore, the Projects and Permits Area of the Company’s Operations Department prepared the related works budgets in accordance with the Price List in effect, with the related percentages for contingencies and edenor’s fee for the Project, works oversight and associated electric operations, in addition to the estimated time period for the completion of the works. Given that SACDE is a related party under the terms of the Law on Capital Markets, the aforementioned works contracts were approved by the Board of Directors at the Board meetings held on April 25, 2018 and January 30, 2019.

Note 37 |       Safekeeping of documentation

On August 14, 2014, the CNV issued General Resolution No. 629 which introduced changes to its regulations concerning the keeping and preservation of corporate and accounting books and commercial documentation. In this regard, it is informed that for keeping purposes the Company has sent its workpapers and non-sensitive information, whose periods for retention have not expired, to the warehouses of the firm Iron Mountain Argentina S.A., located at:

-          1245 Azara St. – CABA

-          2163 Don Pedro de Mendoza Av. – CABA

-          2482 Amancio Alcorta Av. – CABA

-          Tucumán St. on the corner of El Zonda, Carlos Spegazzini City, Ezeiza, Province of Buenos Aires

The detail of the documentation stored outside the Company’s offices for keeping purposes, as well as the documentation referred to in Section 5 sub-section a.3) of Caption I of Chapter V of Title II of the Regulations (Technical Rule No. 2013, as amended) is available at the Company’s registered office.

2019 FINANCIAL STATEMENTS
NOTES

Note 38 |       Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019 resolved, among other issues, the following (1):

-       To approve edenor’s Annual Report and Financial Statements of as of December 31, 2018;

-       To allocate the profit for the year ($ 4,297.5 million) and the increase recorded in unappropriated retained earnings ($ 8,919.1 million) due to the application of the inflation adjustment with retrospective effect, relating to the fiscal year ended December 31, 2018 to the:

•         Statutory reserve: $ 686.2 million;

•         Discretionary reserve: $ 12,530.4 million under the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.

-       To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;

-       To appoint the authorities and the external auditors for the current fiscal year;

(1)    The above-mentioned amounts are stated in nominal currency as of December 31, 2018.

Moreover, on August 8, 2019, a new Ordinary Shareholders’ Meeting of the Company was held, which approved the creation of the Global Program for the issuance of edenor’s Corporate Notes for a term of five years and a maximum amount outstanding of USD 750 million, or its equivalent in other currencies.

Additionally, the Board of Directors was entrusted with the task of establishing, within the fixed maximum amount, the remaining conditions of issue of each class and/or series.

Note 39 |       Termination of agreement on real estate asset

With regard to the real estate asset to be constructed, acquired by the Company in November 2015, the subsequent termination of the agreement due to RDSA’s default in August 2018, and the respective legal actions brought by the Company against the seller and the insurance company, on September 30, 2019, the Company entered into a settlement agreement pursuant to which it receives from the insurance company as sole, full and final compensation the sum of USD 15 million and the assignment in its favor of the insurer’s right to subrogate to the insured’s rights for the amount paid against the policyholder (RDSA).

As of December 31, 2019, the Company has collected USD 14 million. The remaining balance will be paid in 6 quarterly installments, the first of them on April 21, 2020.

Furthermore, the claim duly filed by the Company with the Arbitral Tribunal of the Buenos Aires Stock Exchange against RDSA in order for the latter to refund the price paid for the undelivered real property was suspended so that the claim could be allowed in RDSA’s insolvency proceedings. Such claim was allowed by the court hearing the case for the sum of $ 2,125.9 million. Additionally, an ancillary proceeding for review of the amount not allowed in the resolution concerning the proof of claims process was initiated for an additional amount of $ 895.7 million.

Note 40 |       Financial Statements translation into English language

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

To the Board of Directors and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying statement of financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (the “Company”) as of December 31, 2019 and 2018, and the related statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s current economic and financial situation raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ PRICE WATERHOUSE & CO. S.R.L.

______________________________

  /s/ Reinaldo Sergio Cravero (Partner)

Autonomous City of Buenos Aires, Argentina

March 5, 2020.

We have served as the Company’s auditor since 2006.