Form 20-F
period 2020-12-31
EDENOR
filed 2021-04-26
CIK 1395213

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020 Commission File Number: 001-33422

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
Buenos Aires, Argentina

Chief Financial Officer

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol	Name of each exchange on which registered
Class B Common Shares American Depositary Shares, or ADSs, evidenced by American Depositary Receipts, each representing 20 Class B Common Shares	EDN EDN	New York Stock Exchange, Inc.* New York Stock Exchange, Inc.

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

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒	Emerging Growth Company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (§ 15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☒   Other ☐

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

In this annual report, except as otherwise specified, references to “we”, “us”, “our” and “the Company” are references to (i) Empresa Distribuidora y Comercializadora Norte S.A., or “Edenor”. For more information, see “Item 4—Information on the Company—History and Development of the Company.”

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally under the captions “Item 3. Key Information - Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Forward-looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ materially from those expressed or implied in our forward-looking statements, including, among other things:

•	the treatment of tariff update according to Integral Tariff Revision (Revisión Tarifaria Integral or “RTI”);
•	uncertainties related to future Government interventions or legal actions;
•	general political, economic, social, demographic and business conditions in the Republic of Argentina, or “Argentina” and particularly in the geographic market we serve;
•	the evolution of energy losses and the impact of fines and penalties and uncollectable debt;
•	the impact of regulatory reform and changes in the regulatory environment in which we operate;
•	electricity shortages;
•	potential disruption or interruption of our service;
•	the revocation or amendment of our concession by the granting authority;
•	our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;
•	fluctuations in exchange rates, including a depreciation of the Peso;
•	the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures, including lockdowns and other restrictions;
•	uncertainties relating to the effects of the COVID-19 outbreak;
•	the impact of high rates of inflation on our costs;
•	renegotiation of public debt; and,
•	additional matters identified in “Risk factors”.

Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we file this annual report because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this annual report.

EXCHANGE RATES

In 2020, the Argentine Peso experienced a rapid depreciation against major foreign currencies, particularly against the U.S. dollar. According to the exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso depreciated by 40.5% against the U.S. dollar during the year ended December 31, 2020 (compared to 58.9%, 102.2% and 17.4% in the years ended December 31, 2019, 2018 and 2017 respectively).

The following table sets forth the high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. Dollar and not adjusted for inflation. When preparing our financial statements, we utilize the selling exchange rates for U.S. Dollars quoted by the Banco Nación to translate our U.S. Dollar denominated assets and liabilities into Pesos. There can be no assurance that the Peso will not depreciate or appreciate in the future. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. For more information regarding depreciation see “—Risk Factors—Factors Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy and, which could, in turn adversely affect our results of operations.”

In this annual report, except as otherwise specified, references to “U.S.$” and “Dollars” are to U.S. Dollars, and references to “Ps.”, “AR$” and “Pesos” are to Argentine Pesos. Solely for the convenience of the reader, we have converted certain amounts included in this annual report from Pesos into Dollars using, for the information provided as of December 31, 2020, the seller exchange rate reported by the Banco de la Nación Argentina (“Banco Nación”), as of December 31, 2020, which was Ps.84.15 to U.S.$1.00 unless otherwise indicated. These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or at any other exchange rate. On April 23, 2021, the exchange rate was Ps.93.12, to U.S.$1.00. As a result of fluctuations in the Dollar Peso exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. See “—Risk Factors—Factors Relating to Argentina—Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations”. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Low	High	Average		Period End
	(Pesos per U.S. Dollar)
Year ended December 31,
2016	13.20	16.03	14.99	(1)	15.89
2017	15.19	19.20	16.73	(1)	18.65
2018	18.41	41.25	29.26	(1)	37.70
2019	36.90	60.40	47.82	(1)	59.89
2020	59.82	84.15	70.87	(1)	84.15

Month
November-20	78.32	81.31	79.91	(2)	81.31
December-20	81.43	84.15	82.56	(2)	84.15
January-21	84.15	87.33	85.81	(2)	87.33
February-21	87.60	89.82	88.70	(2)	89.82
March-21	90.09	92.00	91.09	(2)	92.00
April-21 (3)	92.00	93.12	92.57	(2)	93.12
_____________________
Source: Banco Nación

(1)        Represents the average of the exchange rates on the last day of each month during the period.

(2)        Average of the lowest and highest daily rates in the month.

(3)        Represents the corresponding exchange rates from April 1 through April 23, 2021.

RISK FACTORS

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “ Risk Factors” in this annual report for a more thorough description of these and other risks:

Risks Related to Argentina

•	A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, users, business, and results of operations.
•	The Argentine economy remains vulnerable and any significant decline may adversely affect us.
•	Economic and political developments in Argentina, and future policies of the Argentine Government may affect the economy as well as the operations of the energy distribution industry, including Edenor.
•	If high levels of inflation continue, the Argentine economy and our results of operations could be adversely affected.
•	As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements in terms of the measuring unit current at the end of the reporting year, which could adversely affect our results of operation and financial condition.
•	The credibility of several Argentine economic indexes was called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, limit our ability to access credit and the capital markets.
•	Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth negatively affect us.
•	Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy and us.
•	Intervention by the Argentine Government may adversely affect the Argentine economy and, as a result, us.
•	Argentine corporations may be restricted to make payments in foreign currencies or import certain products.
•	Argentine public expenditure may generate negative consequences for the Argentine economy.
•	The Argentine economy remains vulnerable to external shocks that could be caused by significant economic difficulties of Argentina’s major regional trading partners, particularly Brazil, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth, and consequently, our results of operations and financial condition.
•	Developments relating to the coronavirus may have a material adverse impact on us.
•	The application of certain laws and regulations could adversely affect us.

Risks Relating to the Electricity Distribution Sector

•	The Argentine Government has intervened in the electricity sector in the past, and may continue intervening.
•	The Argentine Government signed an agreement with the Province of Buenos Aires and the City of Buenos Aires for the transfer of the public service of electricity distribution.
•	There is uncertainty as to what other measures the Argentine Government may adopt in connection with tariffs on public services and their impact on the Argentine economy.
•	Electricity distributors are severely affected by the emergency measures adopted during the economic crisis.
•	Electricity demand may be affected by tariff increases, which could lead distribution companies, such as us, to record lower revenues.
•	If the demand for energy is increased suddenly, the difficulty in increasing the capacity of distribution companies in a short or medium term, could adversely affect the Company, which in turn could result in customer complaints and substantial fines for any interruptions.

Risks Relating to Our Business

•	We operate our business pursuant to our Concession Agreement granted by the Argentine Government, the revocation or termination of which would have a material adverse effect on our bussiness.
•	Downgrades in our credit ratings could have negative effects on our funding costs and business operations.

•	Our business is subject to risks arising from natural disasters, catastrophic accidents and terrorist attacks. Additionally, our businesses are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfil our contractual commitments and thus adversely affect us.
•	Our operations could cause environmental risks and change in environmental laws could increase operating costs.
•	Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, affected and may continue to affect our capacity to perform our commercial obligations and could also have a material adverse effect on our ability to perform our financial obligations.
•	Our distribution tariffs may be subject to challenges by Argentine consumer and other groups.
•	We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations.
•	If we are unable to control our energy losses, our results of operations could be adversely affected.
•	The Argentine Government could foreclose on its pledge over our Class A common shares under certain circumstances, which could have a material adverse effect on our business and financial condition.
•	Default by the Argentine Government could lead to termination of our concession, and have a material adverse effect on our business and financial condition.
•	We may be unable to import certain equipment to meet growing demand for electricity, which could lead to a breach of our Concession Agreement and could have a material adverse effect on the operations and financial position.
•	We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material effect on our business.
•	We could incur material labor liabilities in connection with our outsourcing that could have an adverse effect on us.
•	Our performance is largely dependent on recruiting and retaining key personnel.
•	We are involved in various legal proceedings which could result in unfavorable decisions for us, which could in turn have a material adverse effect on our financial position and results of operations.
•	In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations.
•	A substantial number of our assets are not subject to attachment or foreclosure and the enforcement of judgments obtained against us by our shareholders may be substantially limited.
•	The loss of exclusivity to distribute electricity in our service area may be adversely affected by technological or other changes in the energy distribution industry, which would have a material adverse effect on our business.
•	A potential nationalization or expropriation of 51% of our capital stock, represented by the Class A shares, may limit the capacity of the Class B common shares to participate in the Board of Directors.
•	We may not be able to raise the funds necessary to repay our commercial debt with CAMMESA.
•	All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon occurrence of any such events.
•	We may not have the ability to raise the funds necessary to finance a change of control offer as required by the Senior Notes due 2022.
•	The New York Stock Exchange and/or the Buenos Aires Stock Exchange may suspend trading and/or delist our ADSs and Class B common shares, upon the occurrence of certain events relating to our financial situation.
•	Cybersecurity events, such as a cyber-attack could adversely affect us.

Risks relating to our ADSs and Class B common shares

•	Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions on, and the proceeds of any sale of, the Class B common shares underlying the ADSs, which could affect the market value of the ADSs.
•	Our shareholders’ ability to receive cash dividends may be limited.
•	Under Argentine law, shareholder rights may be fewer or less well-defined than in other jurisdictions.
•	Holders of ADSs may be unable to exercise voting rights with respect to the Class B common shares underlying the ADSs at our shareholders’ meetings.

•	Our shareholders may be subject to liability for certain votes of their securities.
•

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our securities may be adversely impacted.

•	Provisions of Argentine securities laws could deter takeover attempts and have an adverse impact on the price of our shares and ADSs.

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

We cannot assure that the Argentine Government will not adopt other policies that could adversely affect the Argentine economy or our business, financial condition or results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, nor cause the market value of our ADSs and Class B common shares to decline.

A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, users, business, and results of operations

The effects of a global or regional financial crisis and related turmoil in the global financial system may have a negative impact on our business, ability to access credit and the international capital markets, financial condition and results of operations, which is likely to be more severe on an emerging market economy, such as Argentina. See “Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects”. This was the case in 2008, when the global economic crisis led to a sudden economic decline in Argentina in 2009, accompanied by inflationary pressures, depreciation of the Peso and a drop in consumer and investor confidence.

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

The Argentine economy remains vulnerable and any significant decline may adversely affect our business, results of operations, and financial condition

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency depreciation. Sustainable economic growth in Argentina depends on a variety of factors including the international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable rate of inflation, national employment levels and the circumstances of Argentina’s regional trade partners. The Argentine macroeconomic environment, in which we operate, remains vulnerable, as reflected by the following economic conditions:

•	according to the recent data published by the INDEC in 2021, for the year ended December 31, 2020, Argentina’s real GDP decreased by 9.9% compared to the same period in 2019, mainly due to the effects of the COVID-19 pandemic. Argentina’s performance has depended on a significant extent to high commodity prices which, despite having favorable long-term trends, are volatile in the short-term and beyond the control of the Argentine Government and the private sector;
•	the International Monetary Fund (“IMF”) in its World Economic Outlook issued in April 2021 projected a 5.8% growth in Argentina’s economy for 2021.
•	continued increases in public expenditures have resulted and could continue to result in fiscal deficit and affect economic growth;
•	inflation remains high and may continue at those levels in the future;
•	investment as a percentage of GDP remains low to sustain the growth rate of the past decades;
•	protests or strikes may adversely affect the stability of the political, social and economic environment and may negatively impact the global financial market’s confidence in the Argentine economy;
•	energy or natural gas supply may not be sufficient to supply increased industrial activity (thereby limiting industrial development) and consumption;
•	unemployment and informal employment remain high; and
•	the Argentine Government’s economic expectations may not be met and the process of restoring the confidence in the Argentine economy may take longer than anticipated.

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

Moreover, Argentina’s economic growth was severely impacted as a consequence of the COVID-19 pandemic. It might also be negatively affected in the future by several domestic factors such as an appreciation of the real exchange rate which could affect its competitiveness, reductions and even reversion of a positive trade balance, which, combined with capital outflows could reduce the levels of consumption and investment resulting in greater exchange rate pressure. Additionally, abrupt changes in monetary and fiscal policies or the foreign exchange regimes could rapidly affect local economic output, while lack of appropriate levels of investment in certain economic sectors could reduce long-term growth. Access to the international financial markets could be limited. Consequently, an increase in public spending not correlated with an increase in public revenues could affect the Argentina’s fiscal results and generate uncertainties that might affect the economy’s growth level.

The Argentine Peso has been subject to significant depreciation against the U.S. dollar in the past and may be subject to fluctuations in the future. We cannot predict whether and to what extent the value of the Peso could depreciate or appreciate against the U.S. dollar and the way in which any such fluctuations could affect our business. The value of the Peso compared to other currencies is dependent, in addition to other factors listed above, on the level of international reserves maintained by the Central Bank of the Republic of Argentina (Banco Central de la República Argentina, the “Central Bank” or BCRA), which have also shown significant fluctuations in recent years. As of March 31, 2021, the international reserves of the BCRA totaled U.S.$. 39,677 million. According to the exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso depreciated by 40.5% against the U.S. dollar during the year ended December 31, 2020 (compared to 58.9%, 102.2% and 17.4% in the years ended December 31, 2019, 2018 and 2017, respectively).

In 2019, as a result of the economic instability, economic uncertainty, and rising inflation rates, the former Argentine administration and the BCRA adopted a series of measures reinstating foreign exchange controls, which applied with respect to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of external financial debts, the payment of dividends in foreign currency abroad, payments of goods and services in foreign currencies, payments of imports of goods and services, and the obligation to repatriate and settle for Pesos the proceeds from exports of goods and services, among others. Other financial transactions such as derivatives and securities related operations, were also covered by the new foreign exchange regime. Following the change in government, the new administration extended the validity of such measures, which were originally in effect until December 31, 2019, and established further restrictions by means of the enacted Law No. 27,541 on Social Solidarity and Productive Reactivation in the Framework of the Public Emergency (Ley de Solidaridad Social y Reactivación Productiva en el Marco de la Emergencia Pública, or the “Productive Reactivation Law”), regulated by Decrees Nos. 58 and 99/19, including a new tax on certain transactions involving the purchase of foreign currency by both Argentine individuals and entities. Although the official exchange rate has stabilized since the adoption of the foreign exchange controls, we cannot assure you that the official exchange rate will not fluctuate significantly in the future. There can be no assurances regarding future modifications to exchange controls. Exchange controls could adversely affect our financial condition or results of operations and our ability to meet our foreign currency obligations and execute our financing plans. See “ Item 10. Additional Information— Exchange Controls.”

The success of these measures or other measures that the BCRA may implement in the future, are subject to uncertainty and any further depreciation of the Argentine Peso or our inability to acquire foreign currency could have a material adverse effect on our financial condition and results of operations. We cannot predict the effectiveness of these measures. We cannot predict whether, and to what extent, the value of the Argentine Peso may depreciate or appreciate against the U.S. dollar or other foreign currencies, and how these uncertainties will affect electricity consumption. Furthermore, no assurance can be given that, in the future, no additional currency or foreign exchange restrictions or controls will be imposed. Existing and future measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. We cannot predict how these conditions will affect the consumption of services provided by Edenor or our ability to meet our liabilities denominated in currencies other than the Argentine Peso. Any restrictions on transferring funds abroad imposed by the Government could undermine our ability to pay dividends on our ADSs or make payments (of principal or interest) under our outstanding indebtedness in U.S. dollars, as well as to comply with any other obligation denominated in foreign currency.

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

Taking into consideration the financial impact on the Company due to the abovementioned macroeconomic situation, the Board of Directors has raised substantial doubt about Edenor’ s ability to continue as a going concern.

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

In the event of any economic, social or political crisis, companies operating in Argentina may face the risk of strikes, expropriation, nationalization, mandatory amendment of existing contracts, and changes in taxation policies, including tax increases and retroactive tax claims. In addition, Argentine courts have sanctioned modifications on rules related to labor matters, requiring companies to assume greater responsibility for the assumption of costs and risks associated with subcontracted labor and the calculation of salaries, severance payments and social security contributions. Since we operate in a context in which the governing law and applicable regulations change frequently, also as a result of changes in government administrations, it is difficult to predict if and how our activities will be affected by such changes.

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

According to data published by the INDEC, Consumers Price Index (“CPI”) rates for July, August, September, October, November and December 2020, and January, February and March 2021 were 1.9%, 2.7%, 2.8%, 3.8%, 3.2%, 4.0%, 4.0%, 3.6%, and 4.8%, respectively. See “—The credibility of several Argentine economic indexes was called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, limit our ability to access credit and the capital markets” below. The National CPI variation was 36.1% in 2020 and 53.8% in 2019. The Argentine Government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline have affected prices, creating additional inflationary pressure. If the value of the Argentine Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

A high inflation rate affects Argentina’s foreign competitiveness by diluting the effects of the Peso depreciation, negatively impacting employment and the level of economic activity and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit to businesses. In turn, a portion of the Argentine debt continues to be adjusted by the Stabilization Coefficient (Coeficiente de Estabilización de Referencia, or “CER”), a currency index, that is strongly related to inflation. Therefore, any significant increase in inflation would cause an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy. The efforts undertaken by the Argentine Government to reduce inflation have not achieved the desired results. A continuing inflationary environment could undermine our results of operations, adversely affect our ability to finance the working capital needs of our businesses on favorable terms, and it could adversely affect our results of operations and cause the market value of our ADSs and our Class B common shares to decline.

There is uncertainty regarding the effectiveness of the policies implemented by the Argentine Government to reduce and control inflation and the potential impact of those policies. An increase in inflation may adversely affect the Argentine economy, which in turn may have a negative impact in our financial condition and the result of our operations.

As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements in terms of the measuring unit current at the end of the reporting year, which could adversely affect our results of operation and financial condition

As of July 1, 2018, the Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements by applying inflationary adjustments to our financial statements.

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

During the first three years as from January 1, 2018, the tax indexation will be applicable if the variation of the CPI exceeds 55% in 2018, 30% in 2019 and 15% in 2020. The tax indexation determined during the first and second fiscal period as from January 2019 shall be allocated as follows: 1/6 in that same fiscal period, and the remaining 5/6 in equal parts in the immediately following 5 fiscal periods. From January 1, 2021, the tax indexation procedure will be triggered under similar standards as those set forth by IAS 29.

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

On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP, inflation and foreign trade data, as well as with poverty and unemployment rates, the Argentine Government declared a state of administrative emergency for the national statistical system and the INDEC. The INDEC temporarily suspended the publication of certain statistical data until a reorganization of its technical and administrative structure to recover its ability to produce reliable statistical information.

In 2017, the INDEC began publishing a national CPI, which is based on a survey conducted by the INDEC and several provincial statistical offices in 39 urban areas including each of Argentina’s provinces. The official CPI inflation rate for the year ended December 31, 2020 was 36.1%.

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

Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects.

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

Following the default on its external debt in 2001, Argentina sought to restructure its outstanding debt exchange offers in 2005 and again in 2010. Holders of approximately 93% of Argentina’s defaulted debt participated in the exchanges. Nonetheless, a number of bondholders held out from the exchange offers and pursued legal actions against Argentina.

In 2016, the Argentine Government settled several agreements with the defaulted bondholders, ending more than 15 years of litigation.

In 2020, the Argentine Government reached an agreement with private creditors to renegotiate certain debt conditions as maturity dates and interest rates applicable for the following first years.

As of the date of this annual report, the Argentine Government has initiated negotiations with the IMF in order to renegotiate the principal maturities of the U.S.$.44.1 billion disbursed between 2018 and 2019 under a SBA, originally planned for the years 2021, 2022 and 2023. In addition, the Argentine Government is currently renegotiating with the Paris Club the maturity date of the U.$.S.2,4 billion payment currently set to mature in May 2021.

We cannot assure whether the Argentine Government will be successful in the negotiations with that agency and creditors, which could affect its ability to implement reforms and public policies and boost economic growth, nor the impact of the result that renegotiation will have in Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets) to access international capital markets, in the Argentine economy or in our economic and financial situation or in our capacity to extend the maturity dates of our debt or other conditions that could affect our results and operations or businesses.

Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy and could in turn adversely affect our results of operations

The Argentine Peso suffered important fluctuations during the last four years: it lost more than 17% of its value with respect to the U.S. dollar in 2017 and approximately 102.2% in 2018, 58.9% in 2019 and 40.5% in 2020. We are unable to predict the future value of the Peso against the U.S. Dollar. If the Peso devaluates further, the negative effects on the Argentine economy could have adverse consequences on our business, our results of operations and the market value of our ADSs, including as measured in U.S. Dollars.

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

Intervention by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations

In the recent past, the Argentine Government directly intervened in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

In the future, the Argentine Government may introduce new exchange controls and/or strengthen the existing ones, create restrictions on transfers to other countries, restrictions to capital movements or other measures in response to an eventual capital flight or an important depreciation in the Peso, measures that can, in turn, affect our ability to access the international capital markets. Such restrictions and measures may generate political and social tensions and deteriorate the Argentine Government´s public finances, as has occurred in the past, generating an adverse effect in the Argentine economic activity and, in consequence, adversely affecting our business and the result of our operations, and cause the market value of our ADSs and our Class B common shares to decline. See “Item 10. Additional Information— Exchange Controls.”

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

Argentine corporations may be restricted to make payments in foreign currencies or import certain products

There are certain restrictions in Argentina that affect corporations’ ability to access to the exchange market (Mercado Libre de Cambios, the “MLC”) to acquire foreign currency, transfer funds to other countries, service debt, make payments outside Argentina and other operations, requiring, in some cases, previous approval by the Central Bank.

These restrictions may affect our operations and our expansion projects, as they require the import of services and goods for which payment may be restricted. The Argentine Government may impose or create further restrictions on the access to the MLC. In such case, the possibility of Argentine corporations to make payments outside Argentina and to comply with their obligations and duties may be affected.

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

Exchange controls in an economic environment in which the access to local capital markets is restricted may cause an adverse effect in our activities, mainly in our ability to make payments of principal and/or interests of our notes in foreign currency. See “Item 10. Additional Information—Exchange Controls.”

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

Primary deficit may increase in the future if public expenditure continues to increase faster than the Argentine Government’s revenues. A greater fiscal deficit may generate further complications for the Argentine Government’s ability to access the financial markets in the long term, and, at the same time, limit even more Argentine corporations’ access to those markets.

As of the date of this annual report, we cannot predict how the measures that the Argentine Government has applied and may continue to apply will impact the Argentine economy, and, in turn, our business, our financial condition and the results of our operations.

The Argentine economy remains vulnerable to external shocks that could be caused by significant economic difficulties of Argentina’s major regional trading partners, particularly Brazil, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth, and consequently, our results of operations and financial condition

Although economic conditions vary from country to country, investors’ perceptions of events occurring in certain countries have in the past substantially affected, and may continue to substantially affect, capital flows into and investments in securities of issuers from other countries, including Argentina. There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by foreign governments or the Argentine Government in the future. Argentina can also be adversely affected by negative economic or financial events that take place in other countries, subsequently affecting our operations and financial condition, including our ability to repay our debt at its maturity date.

Argentina’s economy is vulnerable to external shocks. For example, economic slowdowns, especially in Argentina’s major trading partners such as Brazil, led to declines in Argentine exports in the last few years. Specifically, fluctuations in the price of commodities sold by Argentina and a significant devaluation of the Peso against the U.S. Dollar could harm Argentina’s competitiveness and affect its exports. In addition, international investors’ reactions to events occurring in one market may result in a “contagion” effect which could lead to an entire region or class of investment being disfavored by international investors. Additionally, financial and securities markets in Argentina are also influenced by economic and market conditions in other markets worldwide.

Furthermore, COVID-19 has caused significant social and market disruption during 2020, and is also expected to have an adverse impact in Argentina’s economy during 2021 (See “—Developments relating to the coronavirus may have a material adverse impact on our business operations, financial condition or results of operations.” below). There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by foreign governments or the Argentine Government in the future, or by events in the economies of developed countries or in other emerging markets.

Finally, international investors’ perceptions of events occurring in one market may generate a “contagion” effect by which an entire region or class of investment is disfavored by international investors. Argentina could be adversely affected by negative economic or financial developments in other emerging and developed countries, which in turn may have material adverse effects on the Argentine economy and, indirectly, on our business, financial condition and results of operations, and the market value of our ADSs and Class B common shares.

Developments relating to the coronavirus may have a material adverse impact on our business operations, financial condition or results of operations.

In late December 2019 a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. The virus rapidly spread globally and, as of the date of this annual report, has affected more than 150 countries and territories around the world, including Argentina, causing tragic consequences for many people. Global efforts to stop the virus are also having major economic consequences.

To date, our activities have been adversely affected by measures adopted to protect the population and combat the disease, including (i) preventive and mandatory social isolation, (ii) measures to protect the labor force by imposing double severance payments and a prohibition on layoffs (iii) measures prohibiting public utility companies, such as Edenor, to discontinue their services to certain users who fail to pay three consecutive or alternate bills due as from March 1, 2020 until December 31, 2020.

Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development such as the ongoing COVID-19 outbreak, may have a material and adverse effect on our business operations, financial condition or results of operations including that (i) our earnings may be reduced as our commercial offices must remain closed until the end of the quarantine and customers may face difficulties to pay tariffs, (ii) demand from non-residential customers is expected to be lower, which may not be offset by the increased demand of residential customers, (iii) the Company’s supply chain of management is expected to be interrupted across our operations, (iv) we may not be able to comply with the investment plan as required by ENRE, which may lead to fines and penalties and (v) impairment of long-lived assets. We may also be affected by the need to implement policies limiting the efficiency and effectiveness of our operations, including home office policies. For more information, see “Item 5— Operating and Financial Review and Prospects— Coronavirus (COVID-19).”

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

The Company is currently considering available alternatives to mitigate the effects this outbreak may have on its operations and undergoing projects, as well as with regards to measures adopted by the Argentine Government, which so far have resulted in a slowdown in economic activity that has further adversely affect economic growth in Argentina in 2020 and possibly will continue to affect economic growth in 2021, to a degree that we cannot quantify as of the date of this annual report. For more information on the measures adopted by the Argentine Government, see “Item 4.A.—Recent Developments in Argentina—Measures Designed to Address the COVID-19 Outbreak.”

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

On October 1, 2014, the Argentine Congress approved the reform, update and unification of the National Civil and Commercial Code. A single new National Civil and Commercial Code became effective on August 1, 2015. In addition, the Argentine Congress has passed certain laws such as those reforming the pension system and establishing corporate criminal liability for certain corrupt practices and a tax law reform. On December 21, 2019, the Argentine Congress adopted the Productive Reactivation Law, which covers a wide range of political and economic areas and establishes measures that will significantly impact the Argentine economy. See “—Economic and political developments in Argentina, and future policies of the Argentine Government may affect the economy as well as the operations of the energy distribution industry, including Edenor.”

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

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition

A lack of a solid and transparent institutional framework for contracts with the Argentine government and its agencies and corruption allegations have affected and continue to affect Argentina. Argentina ranked 78 of 180 in the Transparency International’s 2020 Corruption Perceptions Index and 126 of 190 in the World Bank’s Doing Business 2020 report.

As of the date of this annual report, there are various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Argentine Federal Prosecutor, including the largest such investigation, known as Los Cuadernos de las Coimas (the “Notebooks Investigation”) which have negatively impacted the Argentine economy and political environment. Depending on the results of these investigations and how long it takes to finalize them, companies involved in the Notebooks Investigation may be subject to, among other consequences, a decrease in their credit ratings, having claims filed against them by investors in their equity and debt securities, and may further experience restrictions in their access to financing through the capital markets, all of which will likely decrease their income. Additionally, as the criminal cases against the companies involved in the Notebooks Investigation move forward, they may be restricted from rendering services or may face new restrictions due to their customers’ internal policies and procedures. These adverse effects could restrict these companies’ ability to conduct their operating activities and to fulfill their financial obligations. Consequently, the number of suppliers available for our operations may be reduced which could in turn have an adverse effect on our commercial activities and results of operations.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the Argentine Government has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción), submitting a bill for the issuance of a new public ethic law, among others. The government’s ability to implement these initiatives is uncertain as it would be subject to independent review by the judicial branch, as well as legislative support from opposition parties.

We cannot estimate the impact that these investigations could have on the Argentine economy. Similarly, it is not possible to predict the duration of the corruption investigations, nor which other companies might be involved or how far-reaching the effects of these investigations might be, particularly in the energy sector, or if there will be any other future investigations in this or other industry, which may negatively impact the Argentine economy. In turn, the decrease in investor confidence resulting from any of these, among other issues, could have a significant adverse effect on the growth of the Argentine economy, which could, in turn, harm our business, our financial condition and operational results and affect the trading price of our Class B common shares and ADSs.

Any downgrade in the credit rating or rating outlook of Argentina could adversely affect both the rating and the market price of our ADS and our Class B common shares

Argentina’s long-term debt denominated in foreign currency is currently rated “Ca” by Moody’s, “CCC+” by S&P and “CCC” by Fitch. On September 28, 2020, risk rating agencies decided to raise Argentina’s long-term sovereign credit ratings, as a result of the closing of the debt renegotiation with private creditors and the initiation of the negotiation with the IMF for a new agreement.

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

On December 17, 2015, the Argentine Government issued Decree No. 134/15 declaring the emergency of the national electricity sector which was in effect until December 31, 2017 and instructing the Ministry of Energy and Mining (“ME&M”) to adopt any measure it deemed necessary regarding the generation, transmission and distribution segments, to adjust the quality and guarantee the provision of electricity.

During 2017, the Argentine Government, through the relevant agencies enacted several resolutions to establish the penalties regime and adjust tariffs. On February 1, 2017, the RTI process was completed and a new tariff scheme for the following five year period was enacted. However, on December 21, 2019, the Argentine Congress adopted the Productive Reactivation Law, which adopts measures that will significantly impact the Argentine economy, including the declaration of the public emergency in tariffs and energy matters until December 31, 2020, and the delegation to the Federal Executive Power of certain powers normally reserved to Congress or otherwise not within the purview of the Argentine Executive Power (including the ability to make determinations in the renegotiation of public tariffs). Additionally, on December 16, 2020, the Executive Branch issued Decree No. 1020/20 which extended the freeze on electricity rates prescribed by the Productive Reactivation Law until March 31, 2021, or until the new transitional electricity rate schedules come into effect, whichever occurs first. Additionally, by means of Decree No. 1020/20, the Argentine Executive Power provided for the commencement of the Tariff Structure Review renegotiation process, which may not exceed two years, suspending the agreements relating to the respective Tariff Structure Reviews in effect. Interim Renegotiation Agreements may be entered into, which modify to a limited extent the conditions of the tariff review imposing a Transitional Tariff System until a Definitive Renegotiation Agreement is reached.

On March 30, 2021, the ENRE called a public hearing, with the main goal of determining a transitional rate schedule for electricity distribution until the next RTI. The president and CEO of the Company, Ricardo Torres, explained the need of funds required to maintain and continue the improvement in the quality of electricity services. Additionally, he explained the financial situation of the Company, the investments that have been made to satisfy demand and the improvement in the provision of the services, and he proposed a rate schedule structure that allows better control by customers.

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

Pursuant to Law No. 27,467, which enacted the 2019 Federal Budget of Expenditures and Resources Law, the Argentine Executive Power was instructed to promote the transfer of Edenor’s jurisdiction to the jurisdiction of the Province of Buenos Aires and the City of Buenos Aires as from January 1, 2019 and the creation of a new oversight body. On February 28, 2019, the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires entered into an agreement for the transfer of the public service of electricity distribution duly awarded to Edenor under the Concession Agreement (as defined below) entered into by the Argentine Government (including the Concession Agreement), to the joint jurisdiction of the Province of Buenos Aires and the City of Buenos Aires. Pursuant to such agreement, the Province of Buenos Aires and the City of Buenos Aires will create a new entity in lieu of the ENRE, in charge of controlling and regulating the distribution service. It was also agreed that the Federal Government shall be the sole responsible for any and all debts and credits relating to the distribution service awarded to Edenor which cause is prior to February 28, 2019. As of the date of this annual report, certain major issues related to such transfer remain pending, including, among others, the continuation of the existing Concession Agreement as is; whether the federal legal and regulatory framework shall continue to apply or not; and the settlement of claims and debts between Edenor and the Federal Government resulting from the contractual transition period ended on January 31, 2016. However, on December 21, 2019 the Argentine Congress passed the Productive Reactivation Law which, among other things, suspended the transfer of Edenor’s jurisdiction to the jurisdiction of the Province of Buenos Aires and the City of Buenos Aires, reassuming the ENRE the jurisdiction over the public service of electricity distribution provided by Edenor and Edesur. On February 19, 2021, the Company assented to the Agreement on the Joint Exercise of the Regulation and Control of the Public Service of Electricity Distribution entered into by the Federal Government, the Province of Buenos Aires and the City of Buenos Aires, whereby it is recognized that the Federal Government currently retains the ownership and capacity as Grantor of the Concession of the public service of electricity distribution in the Company’s concession area, being it agreed that a number of instruments related to the transfer of the referred to service to the local jurisdictions will no longer be in effect and that a Tripartite agency in charge of the activity’s regulation and control will be set up. On February 23, 2021, such agreement was ratified by the Company’s Extraordinary Shareholders’ Meeting.

Although as of the date of this annual report the before mentioned transfer was reveresed, we cannot assure whether any future actions in connection with that agreement will not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs and Class B common shares.

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

In response, the Argentine Government announced several measures, including the revision of subsidy policies, Decree No. 134/2015 of December 16, 2015, which placed the national electricity system in a state of emergency until December 31, 2017 and Decree No. 367/2016 of February 16, 2016, which instructed the ministries, including the ME&M to continue the procedures related to the renegotiation of contracts related to the provision of public services and their RTI, among which are the distribution of electricity.

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

Furthermore, such resolution approved the new adjustments to own distribution costs (“CPD”) (last stage of 17% according to Resolution No 63/17, including the inflation adjustment of 11.9% for the period July 2017-December 2017 and a stimulus factor “E” of negative 2.51%) and determined the deferred income to be recovered in 48 installments for a total amount of Ps.6,343.4 million. Additionally, it reported that the price of the average tariff reached Ps.2.4627/ KWh.

Furthermore, on September 19, 2019, the Company and the Federal Government entered into an Electricity Rate Schedules Maintenance Agreement, which provided for the following:

▪	To keep the electricity rate schedules that were effective prior to August 1, 2019 for all electricity tariff categories;
▪	To postpone until January 1, 2020 the application of the CPD that was to be applied as from August 1, 2019, regarding the January-June 2019 period, which amounted to 19.05%;
▪	To update the electricity rate schedules in relation to seasonal energy prices as from January 1, 2020;
▪	To regulate the difference of the CPD and the seasonal energy prices generated between those applied as from August 1, 2019 and those to be applied as from January 1, 2020, for the August 1, 2019-December 31, 2019 period. Such difference shall be recovered in seven monthly and consecutive installments as from January 1, 2020 and shall be adjusted in accordance with the relevant CPD adjustment and the plan set forth in late payment procedures applied by CAMMESA, respectively;

The Productive Reactivation Law, authorized the Executive Branch to (i) initiate either a renegotiation process of the tariff structure in effect or an extraordinary review, and (ii) freeze electricity rates for 180-days (term that was extended until December 31, 2020 by means of Decree No. 543/2020 and later on extended until March 31, 2021 by means of Decree No. 1020/20 until March 31, 2021), or until the new transitional electricity rate schedules come into effect, whichever occurs first. For more information on tariffs, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Tariffs.

On December 27, 2019, the ENRE instructed the Company to not apply the electricity rate schedules from January 1, 2020, resulting from the provisions of the Electricity Rate Schedules Maintenance Agreement as of September 19, 2019, as such agreement had lost enforceability due to the electricity rate emergency provided in the aforementioned law, and the electricity rate schedule that had been approved by ENRE Resolution No. 104/19 dated April 30, 2019 remained in effect.

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

On December 21, 2019, the Argentine Congress adopted the Productive Reactivation Law, which included the declaration of the public emergency in tariffs and energy matters (among others) and the delegation to the Federal Executive Power of certain powers normally reserved to Congress or otherwise not within the purview of the Federal Executive Power (including the ability to make determinations in the renegotiation of public tariffs. The effects of this law were extended until March 31, 2021, postponing the update of the electricity rate schedule.

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

We cannot make any assurance that any future increases in the cost of electricity will not have a material adverse effect on electricity demand or result in a decline in collections from users. In this respect, we cannot assure you that these measures or any future measure will not lead electricity companies, like us, to record lower revenues and results of operations, which may, in turn, have a material adverse effect on the market value of our ADSs.

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

Our business is subject to risks arising from natural disasters, catastrophic accidents and terrorist attacks. Additionally, our businesses are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfil our demand and thus adversely affect our business and financial performance

The electric power distribution infrastructure that we rely on, may be damaged by flooding, fires, earthquakes and other catastrophic disasters arising from natural or accidental or intentional human causes. We could experience severe business disruptions, significant decreases in revenues based on lower demand arising from catastrophic events, or significant additional costs to us not otherwise covered by insurance policies. There may be an important time lag between a major accident, catastrophic event or terrorist attack and our definitive recovery from our insurance policies, which typically carry non-recoverable deductible amounts. In addition, any of these events could cause adverse effects on the energy demand of some of our customers and of consumers generally in the affected market. Some of these considerations, could have a material adverse effect on our business, financial condition and our result of operations.

Additionally, our assets are subject to the risk of mechanical or electrical failures and may experience periods of unavailability affecting our ability to fulfil our energy demand. Any unplanned unavailability of our energy demand, so we could be subject to fines and penalties. For example, in June 2019, Argentina suffered a general blackout which hindered the distribution of energy in our concession area. Although our facilities did not suffer any damage, we cannot assure that any other event in the Argentine network will not affect our facilities and consequently their availability to fulfil our energy demand and our operational results.

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

The RTI was completed on February 1, 2017, on which date the ENRE issued Resolution No. 63/17, through which it approved a new tariff scheme that established our new Value-Added for Distribution (“VAD”) for the following five-year period (For more information, see “Item 5—Operating and Financial Review and Prospects—Integral tariff Revision”). On January 31, 2018, the ENRE issued Resolution No. 33/18 approving the new distribution cost for Edenor applicable as from February 1, 2018 and the new tariff scheme applicable to the Company. On July 31, 2018, the ENRE issued Resolution No. 208/18, pursuant to which it approved the CPD for January-June 2018 period of which 7.93% was applied as of August 1, 2018, and 6.51% in six consecutive monthly installments as of February 1, 2019. The CPD amounted to 15.85%.

Within the framework of the aforementioned Electricity Rate Schedules Maintenance Agreement, in 2020, the Company made different presentations to the ENRE with the estimates of the electricity rate schedules that were to be applied during 2020, according to the terms of the Electricity Rate Schedules Maintenance Agreement entered between the Company and the Federal Government. However, the ENRE has instructed the Company to not apply the rates, in accordance with the Productive Reactivation Law. As mentioned above, the freeze on electricity rates was extended until March 31, 2021, or until the new transitional electricity rate schedules resulting from the Transitional Tariff System come into effect, whichever occurs first (For more information on tariffs, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Tariffs.”)

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

We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

We operate in a highly regulated environment and have been, and in the future may continue to be, subject to significant fines and penalties imposed by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply. Since 2001, the amount of fines and penalties imposed on our Company has increased significantly. As of December 31, 2020, 2019 and 2018, our accrued fines and penalties totaled Ps.8,899 million, Ps.9,963 million and Ps.14,514 million, respectively (taking into account adjustments made to fines and penalties following the ratification of the Adjustment Agreement and recent regulation). See “Item 4. Information on the Company—Our Business Overview—Fines and Penalties.”

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

In addition, fines and penalties, accrued and not imposed during the transition period of the Adjustment Agreement must be updated using the CPI that the Central Bank uses to elaborate the Multilateral Real Exchange Rate Index. Fines and penalties accrued and imposed since the date of issuance of the Note No. 120,151 through the completion of the RTI on February 1, 2017 (i.e., the period between April 2016 and February 2017) must also be updated using the CPI.

We cannot assure you that we will not incur significant fines in the future, which could have a material adverse effect on our financial condition, our results of operations and the market value of our ADSs and Class B common shares.

If we are unable to control our energy losses, our results of operations could be adversely affected

Our concession does not allow us to pass through to our users the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by our concession, which is, on average, 10%. As a result, if we experience energy losses in excess of those contemplated by our concession, we may record lower operating profits than we anticipate. Prior to the 2001 and 2002 economic crisis in Argentina, we were able to reduce the high level of energy losses experienced at the time of the privatization down to the levels contemplated (and reimbursed) under our concession. However, during the last years, our level of energy losses, particularly our non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, in turn, in the number of delinquent accounts and fraud. Although we continue to make investments to reduce energy losses, these losses continue to exceed the average 10% loss factor contemplated by the concession and, based on the current tariff schedule and the economic turmoil, we do not expect these losses to decrease in the near term. Our energy losses amounted to 19.6% in 2020, 19.9% in 2019 and 18.2% in 2018. We cannot assure you that our energy losses will not continue to increase in future periods, which may lead to lower margins and could adversely affect our financial condition, our results of operations and the market value of our Class B common shares and ADSs.

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

In 2020, our fines and penalties remained below 10% of our gross energy sales. See “Item 4. Information on the Company—Our Concession—Fines and Penalties.”

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

We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material effect on our business

As of December 31, 2020, approximately 81% of our employees were union members. Although our relations with unions are currently stable and we have had an agreement in place with the two unions representing our employees since 1995, we cannot assure you that we will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues. We cannot assure you that we will be able to negotiate salary agreements or labor conditions on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to demonstrations or work stoppages, our results of operations, financial conditions and the market value of our ADSs and Class B common shares could be materially adversely affected.

We could incur material labor liabilities in connection with our outsourcing that could have an adverse effect on our business and results of operations

We outsource a number of activities related to our business to third-party contractors in order to maintain a flexible cost base. As of December 31, 2020, we had approximately 5,977 third-party employees related to third party´s contracts. Although we have very strict policies regarding compliance with labor and social security obligations by contractors, we are not in a position to ensure that contractors will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina which have recognized joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances. We cannot make any assurances that such proceedings will not be brought against us or that the outcome of such proceedings would be favorable to us. If we were to incur material labor liabilities in connection with our outsourcing, such liabilities could have an adverse effect on our financial condition, our results of operations and the market value of our Class B common shares and ADSs.

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

In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations

As of December 31, 2020, our physical assets were insured for up to U.S.$1,764.1 million. However, we do not carry insurance coverage for losses caused by our network or business interruption, including for loss of our concession. See “Item 4. Information on the Company—Our Business—Insurance.” Although we believe our insurance coverage is commensurate with standards for the distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our financial condition and results of operations and the market value of our Class B common shares and ADSs.

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

We may not have the ability to raise the funds necessary to repay our commercial debt with CAMMESA, our major supplier

On May 10, 2019, the Company entered into with the Energy Government Secretariat (Secretaría de Energía), on behalf of the Federal Government, the Agreement on the Regularization of Obligations, pursuant to which the parties agreed to end pending reciprocal claims originated during the 2006-2016 transitional period (the “Agreement on the Regularization of Obligations”). Accordingly, pending obligations with the WEM for electrical energy purchases during such period were fully compensated. However, as a result of (i) the enactment of the Productive Reactivation Law (in the framework of the public emergency), (ii) the subsequent instruction to the Company to refrain from applying, as from January 1, 2020, the Electricity Rate Schedules Maintenance Agreement entered into between the Company and the Argentine Executive Power on September 19, 2019 (the “Electricity Rate Schedules Maintenance Agreement”) and (iii) the prevailing macroeconomic situation, aggravated by the recent effects of COVID-19 outbreak (See “—Developments relating to the novel coronavirus may have a material adverse impact on our business operations, financial condition or results of operations”), the Company partially postponed payments to CAMMESA regarding maturities taking place in March 2020. We may not have the ability to raise the funds necessary to repay our commercial debt with CAMMESA.

All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon the occurrence of any such events

As of the date of this annual report, U.S.$98 million of our financial debt was represented by our Senior Notes due 2022 (the “Senior Notes due 2022”). Under the indenture for the Senior Notes due 2022, certain expropriation and condemnation events with respect to us may constitute an event of default, which, if declared, could trigger the acceleration of our obligations under the notes and require us to immediately repay all such accelerated debt. In addition, all of our outstanding financial indebtedness contains certain events of default related to bankruptcy and voluntary concurso preventivo. If we are not able to comply with certain payment obligations as a result of our current financial situation and if the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even us, could file for our bankruptcy, or we could file for a voluntary concurso preventivo. In addition, all of our outstanding financial indebtedness also contains cross-default provisions or cross-acceleration provisions that could cause all of our debt to be accelerated if the debt containing expropriation or bankruptcy and/or reorganization proceeding events of default goes into default or is accelerated. In such a case, we would expect to actively pursue formal waivers from the corresponding financial creditors to avoid such potential situation, but in case those waivers are not timely obtained and immediate repayment is required, we could face short-term liquidity problems, which could adversely affect our results of operations and cause the market value of our ADSs and Class B common shares to decline. See “Item 4. Information on the Company—History and Development of the Company—Pampa’s Sale of Controlling Stake in Edenor”

We may not have the ability to raise the funds necessary to finance a change of control offer as required by the Senior Notes due 2022

As of the date of this annual report, U.S.$ 98 million of our financial debt is represented by the Senior Notes due 2022. Under the indenture for the Senior Notes due 2022, if a change of control occurs, we must offer to repurchase any and all such notes that are outstanding at a purchase price equal to 100% of the aggregate principal amount of such notes, plus any accrued and unpaid interest thereon and additional amounts, if any, through the purchase date. We may not have sufficient funds available to us to make the required repurchases of the Senior Notes due 2022 upon a change of control. If we fail to repurchase such notes in circumstances that may constitute an event of default under the indenture, which may in turn trigger cross-default provisions in other of our debt instruments then outstanding, our results of operations could be adversely affected and the market value of our ADSs and Class B common shares could decline.

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

Cybersecurity events, such as a cyber-attack could adversely affect our business, financial condition, results of operations and cash flows

We depend on the efficient and uninterrupted operation of internet-based data processing communication and information exchange platforms and networks , including administrative and business related systems (such as Supervisory Control and Data Acquisition (“SCADA”) and DCS Software, Inc. (“DCS”)). Cybersecurity risks have generally increased in recent years as a result of the proliferation of new technologies and the increased sophistication and activities of cyber-attacks. Through part of our grid and other initiatives, we have increasingly connected equipment and systems to the internet. Due to the critical nature of our infrastructure and the increased accessibility enabled through connection to the internet, we may face a heightened risk of cybersecurity incidents such as computer break-ins, phishing, identity theft and other disruptions that could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure. In the event of a cyber-attack, we could have our business operations disrupted, property damaged and user information stolen; experience substantial loss of revenues, response costs and other financial loss; and be subject to increased regulation, litigation and damage to our reputation. In addition, while we have not experienced any loss related to cybersecurity events, contingency plans in place may not be sufficient to cover liabilities associated with any such events and therefore, applicable insurance coverage may be deemed inadequate, preventing us from receiving full compensation for the losses sustained as a result of such a disruption. Although we intend to continue to implement security technology devices and establish operational procedures (such as, our Disaster Recovery Plan, which aims to respond and recover business’ core applications in the event of serious incidents) to prevent disruption resulting from, and counteract the negative effects of cybersecurity incidents within the next three years, it is possible that not all of our current and future systems are or will be entirely free from vulnerability and these security measures will not be successful. Accordingly, cybersecurity is a material risk for us and a cyber-attack could adversely affect our business, results of operations and financial condition. . For more information see “Item 4. Information on the Company—Business overview— Information Technology and Telecommunications - Cybersecurity”

Risks relating to our ADSs and Class B common shares

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

Our shareholders’ ability to receive cash dividends may be limited

According to current regulations, transfer of funds abroad in order to pay dividends does not require Central Bank approval, to the extent such dividend payments are made in compliance with the requirements set forth in article 3.4 of Communication “A” 6844 as amended by Communication “A” 6869 issued by the Central Bank. (see “Item 10—Additional Information—Exchange Controls”). Our shareholders’ ability to receive cash dividends may be limited by the ability of the depositary to convert cash dividends paid in Pesos into U.S. Dollars. Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the common shares underlying the ADSs into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If this conversion is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, shareholders may lose some or all of the value of the dividend distribution. We cannot assure you that your ability to receive dividends, as an ADSs holder, will not be affected due to current or future regulations, and that the Argentine Government will not adopt new measures or deepen those already implemented, which could result in more restrictions on the access to the foreign exchange market.

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

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our shares and ADSs may be adversely impacted.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the subsequent testing by our independent registered public accounting firm, if and when required if our status as a non-accelerated filer changes, may reveal additional deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. If in the future we identify new material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or, if and when applicable, our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are then listed, the SEC, or other regulatory authorities, which could require additional financial and management resources. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the market price of our shares and ADSs.

Provisions of Argentine securities laws could deter takeover attempts and have an adverse impact on the price of our shares and ADSs

Argentine securities laws contain provisions that may discourage, delay or make more difficult a change in control of our Company, such as the requirement, upon the acquisition of a controlling interest in of our capital stock, to launch a mandatory tender offer to acquire all our voting stock and any securities convertible into, or entitling the holder thereof to subscribe for or acquire, any voting shares in our capital stock. These provisions may delay, defer or prevent a transaction or a change of control that might otherwise be in the best interest of our shareholders and may adversely affect the market value of our shares and ADSs.

Item 4.	Information on the Company

Recent Developments in Argentina – Measures Designed to Address the COVID-19 Outbreak

In late December 2019, a notice of a pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. On March 11, 2020, the World Health Organization characterized COVID-19 as a pandemic. Several measures have been undertaken by governments of the countries where the coronavirus has affected broad swathes of the population, such as the countries of the European Union, the United Kingdom, the United States of America, South Korea and Japan, among others, to control the coronavirus, including mandatory quarantines, travel restrictions to and from the above listed countries by air carriers and foreign governments. As of April 23, 2021, Argentina identified 2,824,652 confirmed cases of coronavirus, of which 61,176 were fatal. To date, Argentina has adopted several measures in response to the COVID-19 outbreak in the country aimed at preventing mass contagion of Argentine residents and the overcrowding of the Argentine health service, which include:

•	February 26 - March 12, 2020: screening of passengers at airports; mandatory isolation for 14 days of persons with suspected or confirmed cases of COVID-19, persons in close contact with suspected or confirmed cases of COVID-19 and persons arriving or recently arrived from affected zones; closure of activities with large crowds; prohibition of audience attendance to sport events;

•	March 13 - March 15, 2020: stricter surveillance of Argentine borders; suspension of flights by various airlines and adoption of regulations to coordinate repatriation flights for Argentine residents abroad; prohibition to access national parks and protected areas; schools and universities shutdown (which remained open for food aid and administrative purposes);

•	March 16 - March 18, 2020: closure of Argentine borders; suspension of domestic flights and long-distance trains and buses operations; suspension of the national soccer league; temporary work leaves for pregnant women, people older than 60 years and other persons considered at special risk upon infection; authorization for federal public employees to work remotely (except for employees providing essential services); promotion of home office policies in the private sector and beginning of construction of eight modular hospitals;

•	March 19, 2020: imposition of a nation-wide mandatory lockdown, where exceptionally essential transit is permitted; deployment of security forces for lockdown enforcement;

•	March 20 - April 13, 2020: assistance to Argentine residents abroad; extension of nation-wide lockdown until April 26, 2020.

•	April 14 - May 23, 2020: extension of border closures and nation-wide lockdown until May 24, 2020 allowing exceptions to be determined at a local government level, except for the City of Buenos Aires and the metropolitan area of the Province of Buenos Aires (“AMBA”);

•	May 24 - August 29, 2020: introduction of a national plan for healthcare workers to prevent contagion; several extensions of the lockdown until August 30, 2020, with some areas being excepted; imposition of a social, preventive and mandatory distancing, for the areas that were not evidencing a high level of contagion, until August 30, 2020;

•	August 30 - October 24, 2020: requirement of an affidavit for people entering and leaving the country; extension of the lockdown and the social, preventive and mandatory distancing until October 25, 2020, depending on the level of contagion of the different areas; creation of the “Federal Health Network COVID-19” for the construction, renovation and expansion of hospitals; the suspension of domestic flights and long-distance trains and buses operations was lifted requiring all passengers to carry specific certificates of movement.

•	October 25 - December 20, 2020: consecutive extensions of the lockdown, the social, preventive and mandatory distancing and the borders closure until December 20, 2020; the National Migration Office was granted the authority to determined exceptions for entering the country; the suspension of international air flights was lifted; enactment of the Law No. 25,573 declaring of public interest the investigation, production and acquisition of COVID-19 vaccines; opening of the borders for neighbouring countries and suspension of all flights from the United Kingdom after the appearance of a new coronavirus variant.

•	December 21, 2020 - February 24, 2021: Extension of the social, preventive and mandatory distancing and borders closure until February 28, 2021; acquisition and arrival of 1,000,000 doses of the SPUTNIK V vaccine; approval of the vaccination operational plan against COVID-19; introduction of new restrcitions to enter the country and extension of the border closure (including neighbouring countries); authorization for federal public employees with children up to 13 years old to work remotely; introduction of a general criteria for local governments to adopt nighthtime restrictions on movement; schools return to in-person classes; arrival of 580,000 doses of Covishield vaccines

•	February 25 - March 12, 2021: arrival of 1,000,000 doses of the Sinopharm vaccines; arrival of 517,500 doses of the SPUTNIK V vaccine; extension of the border closure provisions and the social, preventive and mandatory distancing until March 12, 2021;

•	March 13 - March 25, 2021: Arrival of 1,562,500 doses of the SPUTNIK V vaccines; extension of the border closure provisions and the social, preventive and mandatory distancing until April 30, 2021;

•	March 26 - April 30, 2021: Direct flights from Brazil, Chile and Mexico are suspended and compulsory coronavirus testing for any authorize passenger that arrives to the country is required; arrival of 1,167,745 doses of the SPUTNIK V vaccine; arrival of the first 218,000 doses of the Oxford AstraZeneca vaccine; suspension of entry into the country through land border crossings; authorization for all federal public employees to work remotely; suspension of the entry via land border to the country; arrival of 1,000,000 doses of the Sinopharm vaccines;

•	April 9 - April 30, 2021: restriction of citizens movement and other measures to mitigate the spread of the virus, such as, remote work for all qualifying individuals; suspension of casinos, bingos, night clubs; prohibitions on movement from midnight to 6:00 a.m. in the Metropolitan Area of Buenos Aires (“AMBA”) and in areas of high sanitary-epidemiological risk; prohibition to restaurants to operate between 11:00 p.m. and 6:00 a.m. the following day;

•	April 16 - April 30, 2021, the national executive power, given the worsening of the epidemiological situation, decided to apply additional measures in the AMBA such as; restrictions of nighttime movement, between 8:00 p.m. and 6:00 a.m.; suspention of recreational, social, cultural, sports and religious activities in closed places; commercial activities will close at 7:00 p.m.; and gastronomic activities may operate in a home delivery mode after 7:00 p.m. The rest of the jurisdictions of the country may choose to adhere to the measures dictated by the national executive power, and

•	April 19 - April 30, 2021, the virtual modality is resumed in the three educational levels.

Simultaneously, the Argentine Government has announced and is implementing a several stimulus measures to limit the effects of the COVID-19 outbreak on the economy, including the following:

•	a one-time Ps.3,100 cash payment to recipients of the universal child allowance;

•	a one-time Ps.3,000 cash payment to retirees receiving minimum benefits (currently Ps.15,892) and those that receive above the minimum but less than Ps.18,892, which covers approximately 4.6 million retirees;

•	a one-time Ps.10,000 cash payment granted to approximately 7,785,000 unemployed persons and persons employed informally, among other socially vulnerable persons;

•	a capital spending program on infrastructure, education and tourism for approximately Ps.100 billion;

•	a payment exemption of employers’ contributions for companies in vulnerable industries, and an increase of unemployment insurance and salaries subsidies;

•	subsidized loans to small- and medium-sized companies via the financial system of approximately Ps.30 billion for working capital ;

•	a 40% increase in the budget allocation for capital expenditures, mainly in road infrastructure, housing and school construction;
•	a financial assistance program for the provinces for an amount up to Ps. 120 billion (Programa Para la Emergencia Financiera Provincial) created to provide financial relief to the provinces;

•	one time payment to the holders of the Tarjeta Alimentar of Ps. 4,000 to families with one child, and Ps. 6,000 payment to families with 2 or more children;
•	a one-time cash payment of Ps.10,000 granted to approximately 9 million unemployed persons and persons employed informally, among other socially vulnerable persons;
•	Financial assistance program for tourism providers (Programa de Auxilio para Prestadores Turísticos) for a total initial amount of Ps. 100,000,000;
•	Multiple financial assistance programs for healthcare insurance agents and special treatment for healthcare companies;
•	Financial assistance to companies that have suffered a financial drawback due to the pandemic (i.e. payment of Ps. 9,000 for each active employee); and

•	a monthly cash payment of Ps.1,500 in April and May of 2021 for retirees receiving benefits for less than Ps.30,857.16.

Other measures adopted by the Argentine Government to mitigate the effects of the COVID-19 outbreak in the economy include the following:

•	until December 31, 2020, the suspension of the following services was not permitted upon the beneficiary’s failure to pay up to seven consecutive or alternate invoices from March 1, 2020: electric energy, natural gas through pipeline, running water, fixed telephony, mobile telephony, Internet and cable television services. This measure was only applicable to certain users identified in the decree adopting it. Specifically, regarding electric energy, users that have prepaid systems, have been provided with the service even if they failed to make the corresponding recharges. Additionally, through Resolution No.173/2020, in force as of April 18, 2020, the Ministry of Productive Development sets forth that electricity distribution services, among others, shall be payable in 30 monthly, equal and consecutive installments, the first one being due on September 30, 2020 (notwithstanding the possibility for customers to pay invoices before or through a less number of installments). This resolution is of limited application to a specific group of clients detailed in the resolution. Furthermore, the financing can also be applied to the purchase of energy that the Company makes to the MEM associated to these consumptions.

•	the suspension of certain penalties and disqualifications applicable to checking accounts with insufficient funds until June 30, 2020;

•	deferral of principal or interest payments in respect of any financing (excluding credit cards) given by local financial entities, due between April 1, 2020, and June 30, 2020;

•	the prices freezes as of March 6, 2020, for certain essential goods such as food, personal care, medicines and medical products until May 15, 2021.;

•	lease prices freeze and evictions suspension until March 31, 2021;

•	prohibition to dismiss employees without cause and dismiss and suspend employees due to work slowdown or force majeure until April 24, 2021; and
•	electricity and natural gas services rates freeze until March 31, 2021.

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

History and Development of the Company

Empresa Distribuidora y Comercializadora Norte S.A.(Distribution and Marketing Company of the North S.A.), or Edenor, is a public service company incorporated as a sociedad anónima (stock corporation) under the laws of Argentina. Our principal executive offices are located at Avenida del Libertador 6363, 11° floor, City of Buenos Aires, C1428ARG, Argentina, and our general telephone number at this location is +54 11 4346 5000.

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

Pampa’s Sale of Controlling Stake in Edenor

On December 28, 2020, Pampa entered into a binding stock purchase agreement with Empresa de Energía del Cono Sur S.A., as purchaser, and Integra Capital S.A., Messrs. Daniel Eduardo Vila, Mauricio Filiberti and José Luis Manzano as guarantors, for the sale of Pampa’s controlling interest in Edenor. The agreement consists of a transfer of Pampa’s total Class A shares, which represent 51% of the capital stock and voting rights of the Company, pursuant to certain conditions precedent, including but not limited to the approval by Pampa’s shareholders’ meeting and the ENRE (the “Transaction”). The Transaction was approved by Pampa’s Ordinary and Extraordinary General Shareholders’ Meeting held on February 17, 2021. At the closing of the Transaction, the change of control of the Company will trigger, under certain circumstances, an obligation to make payments to certain of the Company’s executive officers, including in connection with the termination of their employment. As of the date of this annual report, the Transaction is pending approval from the ENRE.

Upon the closing of the Transaction, Empresa de Energía del Cono Sur S.A. will be required under Argentine securities law to conduct a mandatory tender offer open to all holders of common shares issued by Edenor, including holders of ADSs in respect of the underlying Class B common shares.

Business Overview

We believe we are the largest electricity distribution company in Argentina and one of the largest in Latin America in terms of number of users and electricity sold (both in GWh and in Pesos) in 2020. We hold a concession to distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and in the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately 9 million people. As of December 31, 2020, Edenor served 3.2 million users. The following table shows the percentage of the electricity produced and sold by generating companies that was purchased by us in the periods indicated:

Year	Electricity demand in Gwh(1)	Edenor demand in Gwh(2)	Edenor’s demand as % of total demand
2018	132,925	25,906	19.5%
2019	128,880	24,960	19.4%
2020	127,306	25,124	19.7%

Source: CAMMESA

(1)	Demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).
(2)	Calculated as electricity purchased by us and our wheeling system users.

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

The electricity distribution and sale service is provided exclusively to all the users connected to the network within the area comprised the following:

Region I: City of Buenos Aires, the area encompassing Dock “D”, “unnamed street”, path of the Autopista Costera (coastline highway), extension of Pueyrredón Ave., Córdoba Ave., Ferrocarril San Martín railway tracks, General San Martín Ave., Zamudio, Tinogasta, General Paz Ave. and Río de La Plata river, and Province of Buenos Aires, the districts of San Martín, Tres de Febrero, San Isidro and Vicente López.

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

Pursuant to Law No. 27,467, which enacted the 2019 Federal Budget of Expenditures and Resources Law, the Argentine Executive Power was instructed to promote the transfer of Edenor’s jurisdiction to the jurisdiction of the Province of Buenos Aires and the City of Buenos Aires as from January 1, 2019 and the creation of a new oversight body.

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

On February 19, 2021, the Company subscribed to the Agreement on the Joint Exercise of the Regulation and Control of the Public Service of Electricity Distribution (“Acuerdo sobre el Ejercicio Conjunto de la Regulación y Control del Servicio Público de Distribución de Energía Eléctrica”) entered into among the Federal Government, the Province of Buenos Aires and the City of Buenos Aires. The Agreement acknowledged that the Federal Government currently retains ownership and concession of the public electricity distribution service in the Company's concession area. It was, also, agreed that a series of instruments related to the transfer of the aforementioned service to local jurisdictions would be rendered ineffective and that a tripartite body would be created to regulate and control the activity. On February 23, 2021, this agreement was ratified by the Extraordinary Shareholders’ Meeting of the Company.

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

High voltage	-5.0% to +5.0%
Overhead network (medium or low voltage)	-8.0% to +8.0%
Buried network (medium or low voltage)	-8.0% to +8.0%
Rural	-8.0% to +8.0%

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

The following table sets forth the average of frequency and duration (SAIDI and SAIFI) of interruptions to our service in the periods indicated:

	Year ended December 31,
Per customers	2020	2019	2018	2017
Average frequency of interruptions (times)	4.64	6.15	6.94	9.02
Average duration of interruption (hours)	12.23	15.94	22.65	27.55

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

Product quality

As of December 31, 2020, product quality regulations that established a quality track for the RTI Five-Year Period remain effective, and establish voltage deviation limits for MV and LV supplies at a unified value of 8%, 5% exclusively for High Voltage (“HV”), and the cost of energy delivered in bad conditions at incremental values throughout the track for both voltage levels and disturbances.

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

The following table shows the adjustments to Edenor’s standalone accruals for ENRE fines and penalties, including current fines and penalties and adjustments to past fines due to increases in our tariffs pursuant to the Adjustment Agreement, for the periods specified:

	Year ended December 31,
	(in millions of Pesos)
	2020	2019	2018
Accruals at beginning of year	9,963	14,514	12,902
ENRE Fines and Penalties	2,629	1,530	7,706
Quality of Technical Service	23	(4,150)	3,153
Quality of Technical Product	13	(975)	466
Quality of Commercial Service	328	1,285	2,005
Public Safety	234	(1,221)	1,321
Transport Technical Function	-	(6)	(3)
Reporting Violations	178	(658)	299
Non-compliance with the investment plan	-	-	290
Others	9	(149)	175
Agreement on the Regularization of obligations	1,844	7,404	-
Payments of the year	(872)	(1,220)	(1,098)
Quality of Technical Service	(295)	(408)	(840)
Quality of Technical Product	(15)	(92)	(29)
Quality of Commercial Service	(281)	(384)	(67)
Public Safety	(281)	(336)	(162)
Result from exposure to inflation for the year	(2,821)	(4,861)	(4,996)
Accruals at year-end	8,899	9,963	14,514

Note: The facts or events that generated the amounts charged in each period may have occurred in prior periods and not necessarily in the period in which the charge is made.

Our fines and penalties imposed on us by the ENRE amounted to Ps.2,629 million and Ps.1,530 million as of December 31, 2020 and 2019, respectively.

As of December 31, 2020, total accrued fines and penalties imposed on us amounted to Ps.8,899 million, of which Ps.6,443 million (including accrued interest) corresponded to penalties accrued but not yet imposed on us and Ps.2,456 million (including accrued interest) correspond to penalties imposed on us but not yet paid.

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

Additionally, and following the completion of the RTI process, the ENRE regulated and/or issued new penalty procedures, such as:

➢	ENRE Resolution No. 118/18: It regulated the compensation for extraordinary service provision interruptions.

➢	ENRE Resolution No. 170/18: It regulated the Penalty System for Deviations from the Investment Plan, whereby real investments are compared to the annual investment plan submitted by the Company, and the investment plan carried out for the five-year period is assessed against the five-year plan proposed in the RTI.
➢	ENRE Resolution No. 198/18: New Supplementary Penalty Procedure of Technical Service Quality, which penalizes deviations from quality parameters at feeder level.
➢	ENRE Resolution No. 91/18: Through the filing of charges, the ENRE informs Edenor about the penalty procedure to be applied for failure to comply with meter-reading and billing time periods.
➢	ENRE Resolution No. 5/19: Through the filing of charges, the ENRE notifies Edenor about the penalty system to be applied for failure to comply with customer service timing requirements in commercial offices (Intelligent Routing and Customer Service System – Sistema Inteligente de Direccionamiento y Atención de Usuarios (SIDyAA))

The effects of the resolutions detailed above were quantified by the Company and recognized as of December 31, 2020, without implying consent to the criteria applied.

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

Accordingly, based on the terms of the second clause of the aforementioned agreement, the Company recorded, as of December 31, 2020, the update of the amounts related to “penalties to be used for investments” for a total of Ps.1,576 million, amounting to a total liability (pending of application) of Ps.6,224 million, which was allocated as financial interest.

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

Additionally, on June 3, 2020, by means of Resolution No. 42/2020, the ENRE approved the new plan for crediting and distributing the penalties payable to all Edenor´s active users , and the regulations of the methodology for crediting the penalties payable to Edenor´s non-active users, as well as the manner in which distribution companies must produce such information and send it to the ENRE. As of December 31, 2020, all the penalties payable to active users have been credited.

On January 19, 2021, by means of Resolution No. 15/2021, the ENRE approved the new plan for crediting penalties to the Solidarity Account for Users in Vulnerable Situations (“Cuenta Solidaria para Personas Usuarias Vulnerables”), as well as the manner in which Edenor must produce that information and send it to the ENRE.

As of the date of this annual report the Company has complied with the payment of the six penalty-related installments, all of which had been deferred.

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

The first management period was set to expire on August 31, 2007. We presented a request for a five-year extension of the initial management period in May 2007 and on July 5, 2007, the ENRE, pursuant to Resolution No. 467/07, agreed to extend the initial management period for an additional five-years term from the date that the new tariff structure was adopted under the RTI. The remaining 10-year periods will run from the expiration of the extension of the initial management period. The first management period is estimated to end on March 1, 2022.

Default of the Argentine Government

If the Argentine Government breaches its obligations in such a way that we cannot comply with our obligations under our concession or in such a way that our distribution service is materially affected, we may request the termination of our concession, after giving the Argentine Government a 90 days’ prior notice. Upon termination of our concession, all our assets used to provide our electricity distribution service will be transferred to a new state-owned company to be created by the Argentine Government, which shares will be sold in an international public bidding procedure. The amount obtained in such bidding will be paid to us, net of the payment of any debt owed by us to the Argentine Government, plus compensation established as a percentage of the bidding price, ranging from 10% to 30% depending on the management period in which the sale occurs.

Edenor Network

As of December 31, 2020, the system through which the Company supplies electricity comprises 79 HV/HV, HV/HV/MV and HV/MV transformer substations, which represents 11,199 MVA of installed power and 1,538 kilometers of 220 kV, 132 kV and 27.5 kV high-voltage networks. The MV/LV and MV/MV distribution system comprises 18,607 MV/LV transformers, which represents 9,078 MVA of installed power, 11,687 kilometers of 33 and 13.2 kV medium-voltage lines, and 27,636 kilometers of 380/220 V low-voltage lines.

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

The following main works were performed in 2020:

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

In 2020, to improve service quality and meet the growth in demand, the following significant works were carried out in the HV network, among others:

▪	Put into service two capacitive compensation banks of 220 kV and 117.7 MVA each in the Rodríguez Substation, the first installation of this type in the country;

▪	Replacement of an 9 km-long section of 132 kV three-phase oil-paper cable with an XLPE-type dry cable in one of the electrical transmission lines that link Malaver and Munro Substations.

▪	Put into service 132 kV bars in the José C. Paz Substation, the first stage of network connection through the 132 kV electroducts from Morón Substation - to Matheu Substation. The second stage is expected to be completed during the second quarter of 2021.

▪	Continuation of work in 132 kV electroduct three-phase oil-paper cable with an XLPE-type dry cable in one of the electrical transmission lines that link Puerto Nuevo and Austria Substations.

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

In 2020, some of the main works performed were:

▪	Completion of the new 132/13.2 kV 2 x 40 MVA Libertad Substation with two new 132 kV electrical transmission lines for a total length of 0,24 km that link this substation to Zappalorto and Merlo Substation;

▪	Put into service a new 132/13.2 kV - 80 MVA transformer in José C. Paz. Substation

▪	Replacement of one 132/13.2 kV - 40 MVA transformer in Colegiales Substation with one 132/13.2 kV - 80 MVA transformer;

▪	Completion of new 13.2 kV switchboards in Ramos Matheu Substation;

▪	Completion of new 13.2 kV switchboards in Ramos Mejía Substation which completed the remote control in all the medium voltage switchboards in the Edenor Substations, in addition to normalizing the network structure.

▪	Continuation of new substations: ARA San Juan of 132/13,2 kV 2x80 MVA and Oro Verde of 132/13,2 kV 2x40 MVA, which are expected to be put into services in 2021.

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

In 2020, the following works were performed, among others:

▪	Installation of 37 new feeders in new and existing Substations;

▪	Closure between Substations’ MV feeders and installation of 281 new MV/LV transformer centers and 516 power increases, which resulted in a net increase of installed power capacity of 241 MVA.

Network improvement

The improvements made to the networks in 2020 comprised all voltage levels. The most significant improvements are:

▪	High-voltage network: replacement of bushings in 500/220 kV, 220/132 kV and 132/MT kV transformers, and 220 kV disconnectors. The replacement of 132kv disconnectors / circuit breakers and 220 kV and 132kv line protection switchboards were made.

▪	Medium-voltage network: replacement of circuit breakers in substations and installation of internal arc protections in switchboards. Putting into service of a new switchboard in. Significant replacement of old technology in the underground network, change of medium and low-voltage transformers, and change of equipment in transformer centers.

▪	Low-voltage network: replacement of the underground and overhead network. Reinforcement of the network with product quality problems.

Information Technology and Telecommunications

The Company operations in a dynamic industry with many business challenges. To address these challenges, the Company has continued to make progress through the strategic transformation of its Information Technology and Telecommunications function.

During 2020, due to the COVID-19 pandemic, the Company implemented several measures to promote and develop their internal technology, business processes and work performance. For example, the Company adopted new practices and working procedures and incorporated cutting-edge technologies for remote working.

Digital architecture, innovation and processes

In 2020, the Company implemented data management programs, designing the new Big Data & Analytics reference architecture, which offers a technology and best practices-based framework that will enable the Company to take advantage of the benefits of advanced analytics, while strengthening information security and processing capacity. Such implementation will begin later in 2021.

In order to address the challenges imposed by the COVID-19 pandemic, the Company continued consolidating the application of an integration platform that it had implemented in 2019, migrating to the Red Hat technology.

Commercial Processes

We continued sustaining the development of an increasingly digital relationship with our customers by implementing the new Edenordigital, thus migrating to a completely redesigned and new platform from the technological viewpoint, incorporating the possibility of carrying out procedures digitally and facilitating customer self-management.

Moreover, the ASOP imposed to mitigate the effects of the COVID-19 pandemic meant, among other things, the closure of the commercial offices and headquarters, the need to estimate readings and the granting of payment facilities to avoid shutting off the service due to delinquency in payment. As a consequence, several systems and applications of the commercial cycle had to be adapted.

The continued development of both Edenordigital and the contact center, implemented in 2019, performed successfully, with an increase in both customers and transactions during 2020. With regard to Edenordigital, we extended its scope, adding the possibility to accomplish new procedures, such as that concerning new supplies, and making payments through new channels, such as debit cards and e-wallets. The Company also doubled the contact center‘s channels capacity and adjusted it so that agents could work from home. At the same time, new modules for the management of social networks were put into operation.

The Company has also adapted its reading and billing system (Oracle CC&B) in order to be able to process estimates, adapt the distribution of bills and manage delinquent payments with different behavioral segmentation models.

The Company has also implemented online appointment scheduling, in order for customers to book an appointment either to attend the commercial offices (when they are reopened to the public), or to receive remote customer service.

As for the medium and large customers segment, we finished developing the prototype of a new digital interaction platform, which will be launched in a first phase in 2021.

Innovation, processes and integrated management system

The consolidation of the practice of Management by Processes was accompanied by the implementation of several process analysis and redesign projects, including: New Supplies, Sales of Services and Collection Management. Furthermore, the Integrated Management System (IMS) has been successfully recertified under ISO 9001 and 14001/2015, and OHSAS 18001/2007 standards.

With regards to the automation of processes, new transactional robots (“RPA”) were added for the analysis of files, recovery calculation and energy rebilling. With these new robots, the Company was able to achieve a recovery of Ps.20 million per month.

Moreover, the Company launched an online space called “Café en red” (Networking Coffee), with the objective to bring technology closer to the Company’s new employees and accompany them in their remote work. In 2021, the Company is expecting to continue developing this online space.

Finally, as part of the Service Center launched in 2019, the Company launched the new “Edenor Soluciones” portal, a space of interaction that allows technology users to channel and follow up on their requirements and services. In 2021, this portal is expected to be used to channel other areas’ internal requirements.

Technical, operating and support processes

In the framework of our strategy towards a new more flexible working environment and robust technology architecture, we were able to install more than 3,500 smart meters in the medium and large customer segments, using components of the smart metering architecture developed last year.

Furthermore, the Company was able to remotely control more than 2,200 transformer centers, many of which are connected through our own fiber optic network, whose length this year reached 2,500 kilometers, comparable in size with some local telecommunication companies.

The implementation project of the new ABB SCADA, which is in its final stage, continues to progress and is expected to be implemented in the first months of 2021.

With regards to the management of fraud and technical losses, the Company developed and implemented the first phase of a new energy balance system .

Additionally, the Company began to develop micro-balances of energy in more than 23 gated communities, proactively detecting potential fraud. Moreover, the Company implemented a mobile app so that the street crews can report nearby fraud. In addition to this, we continued strengthening the non-technical losses predictive model, based on machine learning.

With regards to supply management, the Company optimized the planning of supplies that are critical for the Company’s activity (meters, switchgears, transformers), by means of a new SAP supported supply planning process.

Data

To help drive business decisions, the Company, has been developing a governance model and the quality of data, seeking to introduce more advanced forms of analysis and intelligence practices, including technology tools and development of analytical competences, by the Data Lab program (a multidisciplinary team to resolve user cases).

The machine learning-based predictive maintenance model for medium-voltage faults, which began to be developed last year, achieved more than 80% effectiveness. Additionally, the Company generated data analysis dashboards and models for the management of ENRE curves, the regulatory capital base, the reconciliation of supplies, the follow-up of purchases, and the optimization of contacts, among others.

Cybersecurity

In accordance with the cybersecurity program launched in 2018, and taking into consideration the criticality of this issue during the COVID-19 pandemic, the Company reinforced certain stages of the cybersecurity program, such as the incident response plan.

In that regard, the Company performed a simulated computer attack to adjust response variables in the event of these unexpected situations. Additionally, we implemented the new security model for the new SCADA system.

Infrastructure

Adjustments and new service and infrastructure monitoring activities were made to and carried out in the entire platform that supports Edenordigital, CC&B, MIDE, external collections and the IVR, which allowed for the real-time measurement of performance and the achievement of a 99.81% average availability of customer digital platforms and applications within the Company.

The Company increased its installed capacity by 50% to support the growth of digital channels (Edenordigital, corporate website, payment hub, etc.) and implemented smart meters monitoring processes.

Moreover, the Company implemented a new storage platform (Dell PowerMax) that increases application performance by 30% and improves user experience, along with a RHEV virtualization farm.

Users

The following graph shows the evolution of our user base over the last four years:

As of December 31, 2020, Edenor served 3,152,000 users. We define a “user” as one meter.

Edenor Tariff Categories

Edenor classifies its users pursuant to the following tariff categories:

•	Residential (T1-R1 to T1-R9): residential users whose peak capacity demand is less than 10kW. In 2020, this category accounted for approximately 46.2% of our electricity sales.

•	Small commercial (T1-G1 to T1-G3): commercial users whose peak capacity demand is less than 10kW. In 2020, this category accounted for approximately 8% of our electricity sales.
•	Medium commercial (T2): commercial users whose peak capacity demand is equal to or greater than 10kW but less than 50kW. In 2020, this category accounted for approximately 6.6% of our electricity sales.
•	Industrial (T3): industrial users whose peak capacity demand is equal to or greater than 50kW. This category is applied to high-demand users according to the voltage at which each user is connected. The voltage ranges included in this category are the following: (i) Low Voltage (LV): voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV. In 2020, this category accounted for approximately 15.9% of our electricity sales. This category does not include users who purchase their electricity directly through the WEM under the wheeling system.
•	Wheeling System: large users who purchase their electricity directly from generation or broker companies through the WEM. These tariffs follow the same structure as those applied under the Industrial category described above. As of December 31, 2020, the total number of such large users was 687, and this category represented approximately 16.7% of our electricity sales.
•	Others: public lighting (T1-PL) and shantytown users whose peak capacity demand is less than 10kW. In 2020 this category accounted for approximately 6.7% of our electricity sales. See “Framework Agreement (Shantytowns)”.

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

Due to the ASPO, there was a two-month period during which the consumption of all customers was estimated. However, the Company was able to minimize the impact using historical consumption formulas and making adjustments in the cases with significant changes in customer behavior. For instance, of the 3 million total customers whose consumption was estimated, less than 0.7% of them filed claims, which were timely and properly resolved.

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

In the billing area, the Company developed six RPA robots and implemented in the billing processes of T1 customers category, for efficiency in the billing process.

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

Public Lighting (AP):

Public lighting users are billed a monthly variable energy charge based on each unit of energy consumed.

The table below shows the number of Edenor users per tariff category as of December 31, for the years 2020, 2019, 2018 and 2017, respectively:

	As of December 31,
	2020	2019	2018	2017
T1R	2,785,165	2,757,794	2,677,693	2,580,003
T1G	327,923	322,255	322,479	328,715
T2	30,980	31,045	31,993	33,426
T3	6,881	6,888	6,876	6,874
Wheeling system	687	675	679	706
Other*	661	576	619	605
Total	3,152,297	3,119,233	3,040,339	2,950,329

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

Our past due receivables increased to Ps.8,035.8 million as of December 31, 2020 from Ps.4,712.4 million as of December 31, 2019, due to the socioeconomic situation, which was exacerbated by the effects of the COVID-19 pandemic. Past due receivables could also be measured as an equivalent of billing days - according to this measure, an increase from 13.9 to 26.7 days is observed.

Throughout 2020, several actions were performed to control the past due receivables, including the following ones:

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

In 2020, the plan launched in previous years continued to be implemented, substantially increasing the installation of self-managed meters (MIDEs) under a plan that consists of having 250,000 meters in place by 2020. The plan was aimed at normalizing clandestine consumers, inactive customers and chronic delinquent customers. In 2020, 25,466 MIDEs were installed, 24,540 which are currently operative, reaching 225,194 enabled MIDEs in the entire concession area.

In Regions II and III, new shantytowns were formed while existing shantytowns continued to grow. In 2020, the increase in total losses was mainly due to the theft of energy in these areas.

The installation of the new type of multiple concentric network (MLCON), which had begun by the end of 2018, has continued leveraging MIDE’s functionalities and increasing invulnerability (by adding security to the meter system) in neighborhoods with a high fraud rate.

The following table illustrates our estimates of the approximate disruption between technical and non-technical energy losses experienced in our concession area for the periods indicated:

	Year ended December 31,
	2020	2019	2018	2017
Technical losses	9.1%	9.6%	8.4%	8.8%
Non technical losses	10.5%	10.3%	9.8%	8.3%
Total losses	19.6%	19.9%	18.2%	17.1%

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

Consequently, as of December 31, 2019 the Company recognized revenue from the sale of electricity under the Framework Agreement until December 31, 2018 for Ps.470.8 million, which stated in constant values amounts to Ps.986.0 million, and for the first five months of 2019 for Ps.205.5 million, which stated in constant values amounts to Ps.279.8 million, both related to the Federal Government’s participation in the Framework Agreement.

On December 16, 2020, the “Agreement on the Development of the Preventive and Corrective Maintenance Work Plan for the Electricity Distribution Network of the Buenos Aires Metropolitan Area” (the “Work Plan”), was signed with the Federal Government and the province of Buenos Aires, to guarantee the electricity supply to vulnerable neighborhoods of the Buenos Aires Metropolitan Area.

As of December 31, 2020, the debt for the electricity supplied in the October 2017 – July 2020 period to low-income areas and shantytowns in Edenor’s concession area amounted to Ps.2,126 million.

All of these amounts will be applied to the Work Plan so that the necessary investment and preventive and corrective maintenance works can be carried out in the networks in charge of distribution companies and related to vulnerable neighborhoods and other areas of the concession area, with the aim of improving the service therein provided and meeting the contingencies and any peak demand that often occurs in the summer.

On January 14, 2021, the Company received the first disbursement for Ps.1,500 million; the second disbursement for Ps.500 million is expected to be received in the first quarter of 2021; the third disbursement for Ps.500 million in the second quarter of 2021; and the fourth disbursement in accordance with that which the ENRE will validate and inform about the vulnerable neighborhoods’ total consumption between August and December 2020. The aforementioned disbursements are subject to compliance with the Work Plan mentioned in the previous paragraph and the control by the ENRE and the Federal Government.

Insurance

As of December 31, 2020, the Company is insured for partial and total property loss and damage, including those due to floods, fires and acts of nature, up to U.S.$1,764.1 million, with the following deductibles:

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

On October 19, 1999, the Argentine Institute of Normalization (Instituto Argentino de Normalización) certified that we have an environmental management system that is in accordance with the requirements of the standards set by the International Standardization Organization (ISO) as specified in its release, ISO 14001/15, which relates specifically to environmental management systems. This certification is reaffirmed on an annual basis, most recently as of December 20, 2020.

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

The new brand and institutional image continued during 2020 and was visible throughout the different levels of the Company’s operations, including the corporate buildings, our commercial offices, corporate vehicles, invoices, among others. The principal actions were:

•	Industrial safety: on December 20, 2020, the Company successfully passed the annual audit conducted by the Argentine Institute for Standardization and Certification (“IRAM”) on the management of Industrial Safety, which allowed it to maintain the OHSAS 18001 certification it had obtained in 2005. In order to comply with these guidelines related to Occupational Health and Safety, the Company performed several activities, resulting in improved accident indicators from 2016 to 2020.

•	Public safety: in 2020 the Company successfully passed the annual audit conducted by the IRAM on the Public Safety System (PSS) according to ENRE Resolution No. 421/11, thus maintaining the related certification.
•	Quality: the Company successfully passed the external maintenance audit of the Integrated Management System (IMS), which was conducted on December 20, 2020. The certifying entity IRAM highlighted as strengths the technical level and the commitment to service of the interviewed technical staff, as well as the assignment of technology and financial resources to improve the service and the customer service.
•	Environmental management: in 2020, the Provincial Agency for Sustainable Development of the Province of Buenos Aires granted Edenor the environmental clearance certificate, for certain works projects developed in such province.
•	Community actions: in 2020, the Corporate Social Responsibility (CSR) area was created, within the Human Resources Department, with the aim of enhancing and integrating all the actions carried out by Edenor in the communities where we operate. For this purpose, the electricity inclusion project, the Educational Program (“Edenorchicos”) and the Scholarship and mentoring program were developed.
•	Sustainable energy: in 2020, Law No. 27,424 on “Program for the Promotion of Distributed Generation of Renewable Energy Integrated in the Public Electricity Grid” was enacted. This law allows users to install in their premises renewable energy generation equipment for self-consumption and sale of generation surpluses injected into Edenor‘s network. On the other hand, we began to implement the first phase of the T3 customer meters modernization plan. This phase consists of replacing 1,000 conventional meters with smart meters. It is expected that the total universe of T3 customer meters are being replaced between 2020 and 2022. Continuing with actions developed to provide medically dependent on power customers with a preferential customer service, we launched a smart meter installation pilot plan for a reduced number of cases (approximately 10 % of the universe). In 2020, we increased the number of remotely-managed MIDEs to a total of 225,194, distributed in 139 transformer centers. Moreover, with the aim of making power outage and restoration detection in sensitive customers more efficient, and building synergy with the smart meter implementation projects, we began to develop tools to achieve an automatic alert generation in such group of customers.

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

Definition of Control

The term “control” referred to in Section 31 of the Regulatory Framework Law (which establishes vertical restrictions) is not defined in such law. Section 33 of the Argentine Corporations Law states that “companies are considered as controlled by others when the holding company, either directly or through another company: (1) holds an interest, under any circumstance, that grants the necessary votes to control the corporate will in board meetings or ordinary shareholders meetings; or (2) exercises a dominant influence as a consequence of holding shares, quotas or equity interest or due to special linkage between the companies.” We cannot assure you, however, that the electricity regulators will apply this standard of control in implementing the restrictions described above.

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

Under Law No. 24,065, the ENRE is managed by a five-member Board of Directors appointed by the Argentine Executive Power of the Argentine Government. Two of these five members are nominated by the Consejo Federal de la Energía Eléctrica (Federal Council on Electricity, or “CFEE”). The CFEE is funded with a percentage of revenues collected by CAMMESA for each MWh sold in the market. Sixty percent of the funds received by the CFEE are reserved for the Fondo Subsidiario para Compensaciones Regionales de Tarifas a Usuarios Finales (Regional Tariff Subsidy Fund for End Users), from which the CFEE makes distributions to provinces that have met certain specified tariff provisions. The remaining forty percent is used for investments related to the development of electrical services in the Argentine provinces.

By means of the Productive Reactivation Law, the Argentine Executive Power was entitled to assume the administrative control of the ENRE and the ENARGAS until December 31, 2020, which effectively occurred on March, 16, 2020, according to Decree No. 277/2020. Said intervention was extended on December 17, 2020 by means of Decree No. 1020/20, until December 31, 2021, or until the tariff review process is concluded, whichever occurs first.

On December 22, 2015, through Decree No 231/15 the ME&M was created, as a result of the rise in hierarchy of the old SE, which had been part of the Ministry of Federal Planning, Public Investment and Services of the Nation, with the objective of elaborating, proposing and executing the national energy policy. On March 5, 2018, through Decree No 174/18 the structure of the ME&M was modified, amongst other offices of the Argentine Government. The older structure of the ME&M, created through Decree No 231/15, comprised four secretaries and fourteen undersecretaries, whilst the new structure was reduced to three secretaries and ten undersecretaries. However, on September 6, 2018, through Decree No. 801/18, the Argentine Government strategically reorganized the ministries, dissolving the ME&M and transforming it into the SEE, which remains within the orbit of control of the Ministry of Finance.On December 19, 2019, the Argentine Executive Power issued Decree No. 50/19 by means of which it approved the new organizational chart of the national government. On October 2020, the Executive Branch issued Decree No. 804/20, modifying the organizational chart of the national government. According to this Decree, the Secretariat of Energy, which is in charge of elaborating, proposing and executing the national energy policy, is now part of the Ministry of Economy.

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

Pursuant to Law No. 27,467, which enacted the 2019 Federal Budget of Expenditures and Resources Law, the Argentine Executive Power was instructed to promote such actions that may be necessary in order for the electricity distribution companies Edenor and Edesur to become subject to the joint jurisdiction of the Province of Buenos Aires as of and the City of Buenos Aires on January 1st, 2019.

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

Generators

According to a recent report issued by CAMMESA, as of December 31, 2019, Argentina’s installed power capacity was 39,704 MW, 62% of which derived from thermal generation, 27% from hydraulic generation, 4.4% from nuclear generation and 6.6% from non-conventional sources of energy. As of December 31, 2020, Argentina’s installed power capacity was 41,951 MW, 61.3% of which derived from thermal generation, 21.7% from hydraulic generation, 7.5% from nuclear generation and 9.5% from non-conventional sources of energy. Private generators participate in CAMMESA through the Asociación de Generadores de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Generators, or AGEERA), which is entitled to appoint two acting and two alternate directors of CAMMESA.

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

During the winter season 2014, Resolution No. 2,016/12 issued by the former SE was applied without any price reduction and residential users with consumption levels above 1,000 KWh did not receive subsidies equivalent to those received in 2013.

On January 25, 2016, the former ME&M issued Resolution No. 6/16, approving the seasonal WEM prices for each category of user, pursuant to the Regulatory Framework Law, for the period of February 2016 through April 2016, in force through January 2017. These WEM prices resulted in the elimination of certain energy subsidies and a substantial increase in electricity rates for users. Such resolution also contemplated a differentiated tariff for residential users who achieved energy consumption savings between 10% and 20%, or greater than 20%, compared to the same period in the year 2015 (Stimulus Plan), and a social tariff for residential users who comply with certain consumption requirements, which includes a full exemption for monthly consumptions below or equal to 150 KWh and tariff benefits for users who exceed such consumption level but achieve a monthly consumption lower than that of the same period in the immediately preceding year.

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

On November 30, 2017, through Resolution No. 1,085-E/17, the SEE established a new methodology for the allocation of high-voltage transportation costs, which will be evenly distributed among all the energy demand of the WEM with a uniform rate, assigning them to the users according to their energy demand.

As of December 1, 2017, in accordance with ME&M Resolution No. 1091/17, the new stabilized price of energy and the power output reference price were defined. Additionally, the new stabilized price of transport was settled, which became more significant in the purchase price of energy.

On December 27, 2018, Resolution No. 366/18 issued by the SGE approved the Summer Seasonal Schedule for the WEM submitted by CAMMESA, which determined new prices for power capacity, energy and transmission for the period from February 2019 through October 2019. Furthermore, the social tariff and savings bonuses for the residential tariff were eliminated, as beneficiaries have been transferred to the provincial jurisdictions. As of the date of issuance of this document, the Province of Buenos Aires and the City of Buenos Aires are complying with the payment of the social tariff on a regular basis.

On January 31, 2019, pursuant to ENRE Resolution No. 25/19 the ENRE approved (under the terms of ENRE´s Resolution No 366/2018) the values of the Company’s Electricity Rate Schedule, effective as from February 1, 2019, and informed the value of the average electricity rate as from February 1, 2019 under the terms of Energy Government Secretariat Resolution No. 366/2018, which modified the prices at which distributors acquire energy in the MEM.

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

On December 21, 2019, the Argentine Executive Power enacted the Productive Reactivation Law, which authorized the Argentine Administration to initiate a renegotiation process of the tariff structure or to execute an extraordinary review for a maximum of 180 days, in order to reduce the actual tariff burden on private, commercial and industrial users for 2020.

On December 27, 2019, the ENRE instructed the Company to not apply the electricity rate schedules from January 1, 2020.

On December 16, 2020, by means of Decree No. 1020, the Argentine Executive Power extended until March 31, 2021 the freeze on electricity rates prescribed under the Productive Reactivation Law enacted in 2019. Such Law authorized the Argentine Executive Power to hold the pricing of electricity and natural gas tariffs under federal jurisdiction and to initiate the RTI renegotiation process. In addition, until a definitive renegotiation agreement is reached, the Law provides alternatively to enforce an interim renegotiation agreements containing a transitional tariff.

Consequently, by Decree No. 543/2020, the freeze on electricity rates was extended until March 31, 2021, or until the new transitional electricity rate schedules resulting from the Transitional Tariff System come into effect, whichever occurs first.

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

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. As of December 31, 2020, the stabilization fund balance was approximately Ps.85 billion, resulting from Gthe stabilization fund plus the over expenses of dispatch net of the Argentine treasury contributions. However, if all the funds and accounts of energy and power are considered (including the additional energy, fuel over expenses, quality supply, surplus demand pursuant to Resolution No. 1,281/06 of the SE, WEM, over expense contracts, etc.), this balance is decreased to approximately Ps. 219 billion. In this regard, the deficit has been financed by the Argentine Government through nonrefundable loans to CAMMESA over a ten year period, and the same methodology continues to be applied, although the deficit tends to be reduced as a result of the policies implemented by the ME&M.

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

ORGANIZATIONAL STRUCTURE

As of the date of this annual report, Edenor is a subsidiary of Pampa Energía, which is the largest independent integrated energy company in Argentina. Pampa Energía, however, has entered into a binding stock purchase agreement for the sale of its controlling interest in Edenor, and the sale is pending approval from the ENRE. As of December 31, 2020, Pampa Energía and its subsidiaries were engaged in the generation, distribution and transmission of electricity in Argentina, oil and gas exploration and production, refining and distribution, petrochemicals and hydrocarbon commercialization and transportation in Argentina and, to a lesser extent, in Ecuador and Venezuela.

As of December 31, 2020:

•	the generation installed capacity reached approximately 4,955 MW, with a market share in Argentina of approximately 12%. In addition, Pampa Energía committed to develop projects that it expects will increase its installed capacity by 295 MW, for a total installed capacity of 5,250 MW;
•	the distribution of energy operations supplied electricity to approximately 3,2 million users throughout the northern region of the City of Buenos Aires and the Northwestern Greater Buenos Aires area, making us the largest electricity distribution company in Argentina;
•	the combined oil and gas production in Argentina where Pampa Energía averaged 45.0 thousand barrels of oil equivalent per day, 90 % gas, making it the third largest gas producer in the “Cuenca Neuquina”.
•	In petrochemicals operations, Pampa has three highly complex plants, leading the production of styrene, synthetic rubber and polystyrene, with a local market share between 85% and 98%.

Finally, the holding and other businesses segment is mainly made up of its 27.7% shareholding in TGS, the largest gas transporter in the country, which has 9,231 km of gas pipelines and an LGN General Cerri plant, with a production capacity of 1 million tons per year.

In addition, Transener S.A, an indirect shareholder of 26.3% of the Company operates and maintains 85% of Argentina's high voltage transmission network, through 21 thousand km of lines. Pampa also has a direct 28.5% shareholding in Refinor, which has a refinery with an installed capacity of 25.8 kb of oil per day and 91 service stations in the northwest of the country.

On December 28, 2020, Pampa entered into a binding stock purchase agreement with Empresa de Energía del Cono Sur S.A., as purchaser, and Integra Capital S.A., Messrs. Daniel Eduardo Vila, Mauricio Filiberti and José Luis Manzano as guarantors, for the sale of Pampa’s controlling interest in Edenor. The agreement consists of a transfer of Pampa’s total Class A shares, which represent 51% of the capital stock and voting rights of the Company, pursuant to certain conditions precedent, including but not limited to the approval by Pampa’s shareholders’ meeting and the ENRE (the “Transaction”). The Transaction was approved by Pampa’s Ordinary and Extraordinary General Shareholders’ Meeting held on February 17, 2021. At the closing of the Transaction, the change of control of the Company will trigger, under certain circumstances, an obligation to make payments to certain of the Company’s executive officers, including in connection with the termination of their employment. As of the date of this annual report, the Transaction is pending approval from the ENRE.

Upon the closing of the Transaction, Empresa de Energía del Cono Sur S.A. will be required under Argentine securities law to conduct a mandatory tender offer open to all holders of common shares issued by Edenor, including holders of ADSs in respect of the underlying Class B common shares.

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

The net book value of our property, plant and equipment as recorded on our financial statements was Ps.124.914 million, Ps.137,894 million and Ps.130,786 million as of December 31, 2020, 2019 and 2018, respectively. For a description of our capital expenditures plan, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Edenor’s Capital Expenditures.”

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

The Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of the long-lived assets may be impaired. As from the enactment by the Argentine Executive Power of the new measures (see “Item 3. Risk Factors – Risks Relating to the Electricity Distribution Sector – The Argentine Government has intervened in the electricity sector in the past, and may continue intervening”), the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated. The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration. Cash flows are prepared based on estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, timing, and form of the electricity rate increases and/or recognition of cost adjustments; (ii) demand for electricity projections; (iii) development of the costs to be incurred; (iv) investment needs to maintain the service quality levels required by the Regulatory authority, and (v) macroeconomic variables, including, growth rate, inflation rates and foreign currency exchange rates, among others. The Company has made its projections under the assumption that in the next few years it will obtain the delayed electricity rate updates to which it is entitled in accordance with the applicable regulations, using a discount rate (“WACC”) in dollars. After having analysed the recoverability of long-lived assets, as of the date of these annual report, the Company has recorded an impairment of property, plant and equipment for Ps.17,396 million.

The total value of property, plant and equipment suffered the effects of the application of IAS 29, as discussed in our audited financial statements, included in Item 18 of this annual report and in the “Selected Financial Data” included in Item 3; The non-monetary items carried at historical cost were restated using coefficients that reflect the variation recorded in the general level of prices from the date of acquisition or revaluation to the closing date of the reporting period. Depreciation charges of property, plant and equipment and amortization charges of intangible assets recognized in profit or loss for the period, as well as any other consumption of non-monetary assets were determined on the basis of the new restated amounts. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Tariffs—Distribution Margin or Value-Added for Distribution (VAD)—Integral Tariff Revision, or (RTI).”

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

As of December 31, 2019, the Company has collected U.S.$14 million. With regard to the U.S.$.1 million receivable resulting from the agreement with Aseguradora de Cauciones S.A., the Company has received the payment of U.S.$.370,000. The remaining balance for U.S.$630,000 will be collected in five quarterly installments according to a new payment schedule agreed between the Company and Aseguradora de Cauciones S.A. As of the date of this annual report we have received two payments for a total amount of U.S.$.100,000 each of the remaining balance.

With regard to RDSA reorganization proceedings, the Company has filed ancillary proceedings for review of the amount declared inadmissible, relating to the contractually agreed-upon penalty clause. The ancillary proceedings for review have been rejected by the Court, a decision which the Company has appealed to the Court of Appeals in Commercial Matters, where it is pending resolution. Due to the pandemic declared by the World Health Organization on March 11, 2020 and the ASPO ordered by Decree 297/2020, and the subsequent extensions thereof, the originally set procedural time limits have been extended, with the exclusivity period in order for the reorganization debtor to propose one or more reorganization plans and obtain the consent required by law for the confirmation of the eventual agreement being currently underway.

As a result of the assessment of different alternatives aimed at the recovery of the referred to claim, on January 18, 2021, the Company accepted the “Offer for the Assignment of the Claim in Litigation” made by Creaurban S.A., whereby Edenor assigns and transfers the claim, under the terms of section 1,614 and subsequent sections of the Argentine Civil and Commercial Code. Consequently, Creaurban S.A. will assume the consequences and results deriving from the reorganization proceedings, the claim in litigation and/or any other action or arrangement deriving from the claim to collect the Claim in Litigation; whereas the Company agrees to immediately give Creaurban S.A., with no deductions, any amount or assets received on account of the referred to claim.

The assignment of the claim was agreed for an amount of: (i) Ps.400 million, which was paid by Creaurban S.A. on January 27, 2021; plus (ii) an additional contingent price determined in meters. Item (ii) shall represent 30% of the square meters to which the holder of such claim would be entitled if, in turn, it had applied an internal rate of return of at least 15% per annum after taxes to the New Tower Project, after having deducted the New Tower’s development and construction costs and the commitments of the trust and the repayment of the mortgage loan with Banco Patagonia S.A.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited financial statements as of and for the years ended December 31, 2020, 2019 and 2018, included in Item 18 of this annual report and the “Selected Financial Data,” included in Item 3 herein. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. See “Item 3. Key Information—Selected Financial Data.”

In the last five fiscal years, the Company recorded negative working capital. This situation is due mainly to the suspension of the electricity rate update from February 2019 to date, in spite of the constant increase of the operating costs and the investments necessary, both for the operation of the network and to maintain the quality of the service, in a context of inflation and sustained recession in which the Argentine economy has been since mid-2018. The Company’s financial situation has been significantly affected by the freeze on electricity rates, since its revenues have been tied to December 2018 values, in spite of the high levels of inflation experienced over the past three years. As a result, it is uncertain when the update of costs will be recognized.

Additionally, this situation was exacerbated by the effects of the COVID-19 pandemic, which has had a severe social, economic and financial impact. Most of the world’s countries implemented exceptional actions, which had an immediate impact on their economies, as rapidly evidenced by the falls recorded in production and activity indicators. Governments’ immediate response to these consequences was the implementation of tax aids to sustain their citizens’ income and thereby reduce the risk of a disruption in the supply chain management, with the aim of avoiding an economic and financial crisis. With regards to the Company, significant impacts were felt that affected the economic and financial equation generated by the freeze on electricity tariffs even further, such as the increase in delinquency tariffs and the decrease in demand. As a consequence,the Company’s management was forced to partially postpone payments to CAMMESA for energy purchased in the MEM as from the maturities taking place in March 2020. These payment obligations have been partially cancelled, but as of December 31, 2020 accumulated a principal balance of Ps.19,008, plus interest and charges for Ps.2,376.

This situation is aggravated by a complex and vulnerable economic context, as reflected by the country’s economic conditions (See “Item 3. Key Information—Risk Factors—Risk related to Argentina”)

As for currency restrictions, the BCRA’s prior authorization is required for certain transactions, such as the Company’s transactions associated with the payment of imports of goods from abroad that are necessary for the provision of services, and debt service payments. These currency restrictions, or those that may be implemented in the future, could affect the Company’s ability to access the MLC in order to acquire the foreign currency necessary to meet its operating and financial obligations (See “Item 3. Key Information—Risk Factors—Risks related to Argentina—The Argentine economy remains vulnerable and any significant decline may adversely affect our business, results of operations, and financial condition”).

Taking into consideration the financial impact on the Company due to the abovementioned macroeconomic situation, the Board of Directors has raised substantial doubt about Edenor’s ability to continue as a going concern, which may result in the Company’s being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs (See Note 2.b of our financial statements for further information).

Despite what has been described above, the Company’s financial statements have been prepared projecting that the Company will continue to operate as a going concern and do not include the adjustments or reclassifications that might result from the outcome of these uncertainties.

Coronavirus (COVID-19)

The COVID-19 pandemic is having a significant impact on the global and Argentine economy and financial markets and consequently it may adversely affect our business, results of operations and cash flows. As conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have on the Company. The outbreak of COVID-19, which has been declared by the World Health Organization to be a “public health emergency of international concern” has rapidly spread across the globe and is impacting worldwide economic activity. Countries around the world, including Argentina, have adopted extraordinary measures to stem the spread of COVID-19, including the use of quarantine, screening at airports and other transport hubs, travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions and extension of holidays, among many others. Depending on how the spread of the virus evolves, governments may extend these measures for longer periods.

As a result of the COVID-19 pandemic, the Company has experienced the following impacts:

▪	Suspension of customer service in commercial offices: on March 21, 2020, by means of Resolution No. 3/2020, the ENRE resolved to instruct distribution companies to: i) immediately suspend customer service, with the closure of all the commercial offices during the ASPO period; ii) implement an electronic system to deal with customer commercial proceedings/inquiries and claims; and iii) provide only for the movement of those human resources required for the continuity of the essential provision of the public service of electricity distribution in the technical and operational aspects of their respective areas.

▪	Prohibition against the interruption of service provision: on March 25, 2020 the Argentine Executive Power issued Decree No. 311/2020 and its subsequent regulation, as amended, prohibiting utility companies from shutting off services to certain customers (detailed therein) as from March 1, 2020. Subsequently, Decree 543/2020 and 756/2020, the aforementioned prohibition was extended until December 31, 2020. Additionally, the Decree provides that customers who have a prepaid system and do not pay for the recharges of energy, will receive the service as normal and usual during that same period. The Company’s operations, its economic and financial situation, and outlook have been impacted, as the necessary resources to address these situations have not been fully determined.

▪	System of payment for the service: by means of Resolution No. 173/2020 (which regulates Decree 311/2020, as amended by Decree 756/2020), on April 18, 2020, the Ministry of Productive Development provided that the consumers benefited from the prohibition against the interruption of the service due to non-payment of up to seven bills (the customers mentioned in the preceding paragraph), may pay their unpaid bills for the electricity distribution service in up to 30 monthly, equal and consecutive installments with an interest rate to be determined by the application authority, beginning with the first regular invoice to be issued by the distributors as from September 30, 2020. This resolution applies only to a specific group of customers, which is deemed to be in a more vulnerable situation, detailed in the resolution, and whose scope at the date of issuance of these financial statements is still pending definition by the application authority. Furthermore, the financing may be applied to the purchase of energy the Company makes from the WEM associated with these consumptions.

▪	Consumption estimate: in the framework of the ASPO provided for by the Argentine Executive Power and the provisions of ENRE Resolution No. 3/2020, on April 13, 2020, the Regulatory Authority authorized the Company to apply the methodology for validating meter readings and consumption estimates (ENRE Resolution No. 209/2018), excluding the cases of remote readings and non-metered consumptions. Furthermore, the ENRE issued two instructions, one of them on April 30, 2020 and the other on May 5, 2020, in relation to the application of the aforementioned methodology, mainly with regard to the communication to be provided to customers, the mechanisms for challenging meter readings and the information about this process to be provided on a periodical basis to the regulatory authority. Subsequently, on May 6, 2020, the ENRE authorized distribution companies to perform meter reading activities for the electricity consumption of medium and large demand user categories, T2 and T3.

In this light, by means of Resolution No. 27/2020, the ENRE resolved that in the case of T1R (small-demand residential tariff) category users with no remote meter reading, the lowest consumption recorded over the last three years prior to the issuance of the bill for the same estimated period is to be applied until actual meter readings are available.

Furthermore, by means of Resolution No. 35/2020, the ENRE resolved that T2 (medium-demand), T3 (large-demand) and Wheeling system tariff category users subject to compliance with the mandatory lockdown, who have suffered a reduction of at least 50% in their demand for power, may either suspend payment or make partial payments on account of the contracted power under electricity supply contracts, until 70% of the demand is recovered, maintaining the obligation to pay the other charges.

By means of a note dated May 15, 2020, the ENRE instructed the Company to begin to carry out reading tasks of T1 (small-demand tariff) users’ meters so that the billing reflects actual consumption.

In this regard, ENRE instructed that if from the previous consumption estimate process a difference arises in favor of the user, it must be reimbursed by the Company in the first bill with an actual reading. Furthermore, if the difference is in favor of the Company, the resulting amount will have to be paid in six equal and consecutive installments, which will be included in the bills to be issued with the consumption recorded as from September 1, 2020, which was extended to November 1, 2020. Finally, by means of a note dated October 26, 2020, the ENRE suspended the commencement of the payment of the installments of the amounts owed by T1 (small-demand tariff) users until further notice. The cumulative amount pending collection totals Ps.552 million.

Furthermore, by means of Decree No. 875/2020 of November 7, 2020, the Argentine Executive Power provided for the Mandatory and Preventive Social Distancing, eliminating certain restrictions in the CABA and the AMBA.

On February 18, 2021, by means of Resolution No. 37, the ENRE instructed the Company to issue neither debit notes nor supplementary bills for unrecorded consumption, as well as to refrain from suspending electricity supplies due to non-payment of amounts originated from the recovery of energy.

For more information see “Item 3. Key Information—Risk Factors— Developments relating to the coronavirus may have a material adverse impact on our business operations, financial condition or results of operations.” and “Item 4. Information on the Company—Recent Developments in Argentina – Measures Designed to Address the COVID-19 Outbreak.”

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

The principal inflation adjustment procedures are the following:

•	Monetary assets and liabilities that are recorded in the current currency as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
•	Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.
•	All items in the statement of income are restated applying the relevant conversion factors.
•	The effect of inflation in the Company’s net monetary position is included in the statement of income under financial results, net, in the item “Inflation adjustment.”
•	Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs, established in IAS 29.
•	Upon initially applying inflation adjustment, the equity accounts were restated as follows:
•	Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.
•	The resulting amount was included in the “Capital adjustment” account.
•	Other comprehensive income/(loss) was restated as from each accounting allocation.
•	The other reserves are restated by applying the variation of the general price index from the date of contribution, or from the moment they arose by any other means.

Operating Results

We distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometers, with an aggregate population of approximately eight million people. Pursuant to our concession, we have the exclusive right to distribute electricity to all users within our concession area, including to WEM participants. As of December 31, 2020, we had 3,152,297 users.

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

Regulatory changes impact our results of operations as they set tariffs paid to us for our services. The following ENRE resolutions, among others, have a direct impact on the tariffs we charge:

▪	On January 31, 2017, the ENRE issued Resolution No. 63/17, pursuant to which it determined electricity rate schedules, the mechanism for costs review, the required quality levels and all other rights and obligations that are applicable to the Company as from February 1, 2017. On February 1, 2017, pursuant to Resolution No. 63/17 and as instructed by the ME&M, the ENRE limited VAD increases from the RTI process to a maximum of 42% vis-á-vis the prior VAD, with the VAD remainder being applied in November 2017 and February 2018.

▪	On November 30, 2017, the ENRE issued Resolution No. 603/17, pursuant to which it approved the CPD values, applicable as of December 1, 2017, and retroactively applied to consumption in August through November 2017, which was billed in two installments, of December 2017 and January 2018. In addition, the electricity rate schedule’s values to be applied as of December 1, 2017, were approved.

▪	On January 31, 2018, the ENRE issued Resolution No. 33/18, pursuant to which it approved the CPD values for July 2017 through December 2017 of which 11.99% was applied to the 48 monthly installments established in ENRE Resolution No. 329/17 that had been deferred in 2017 and the electricity rate schedule to be applied to consumption as of February 1, 2018 became effective. In addition, such resolution notified the average electricity rate value which amounted to Ps.2.4627/KWh.

▪	On July 31, 2018, the ENRE issued Resolution No. 208/18, pursuant to which it approved, the CPD for January 2018 through June 2018 of which 7.93% was applied as of August 1, 2018, and 6.51% in six consecutive monthly installments as of February 1, 2019. The CPD amounted to 15.85%. In addition, such resolution established a social tariff cap system and required discount values for users affected by deficiencies in the quality of the technical product and/or the quality of the technical and commercial service from 2018 to February 2019. Furthermore, Resolution No. 208/18 notified the average electricity rate value which amounted to Ps.2.9871/KWh.

▪	On December 27, 2018, The SGE enacted Resolution No. 366/18, which repealed SEE Resolution 1,091/17, consequently eliminating the energy-savings discount for the residential tariff charged to users under the social tariff as from January 1, 2019. The social tariff discounts will be assumed by the Governments of the Province of Buenos Aires and the City of Buenos Aires in accordance with the provisions of the 2019 Federal Budget of Expenditures and Resources Law.

▪	On January 31, 2019, the ENRE issued Resolution No. 25/19, which approved (under the terms of ENRE Resolution 366/2018) the values of the Company’s electricity rates schedule, effective as from February 1, 2019, and informed the value of the average electricity rate as from February 1, 2019 under the terms of Energy Government Secretariat Resolution No. 366/2018, which modified the prices at which distributors acquire energy in the WEM. Furthermore, the ENRE issued Resolution No. 27/19 which approved the CPD value of February 2019 together with the stimulus factor, which application was deferred until March 2019. Additionally, such Resolution determined the value to be applied for the 36 remaining installments resulting from the gradual application system established in ENRE Resolution No. 63/2017, and provided as well that the 50% of the CPD that should have been applied in August 2019, will be recovered in 6 CPD variation-adjusted installments.

▪	On December 21, 2019, the Argentine Executive Power enacted the Productive Reactivation Law, which authorized the Executive Power to freeze electricity and natural gas tariffs and to initiate a renegotiation process of the tariff structure or to execute an extraordinary review for a maximum of 180 days, in order to reduce the actual tariff burden on private, commercial and industrial users for 2020.

▪	On December 27, 2019, the ENRE instructed the Company not to apply the electricity rate schedules from January 1, 2020, resulting from the Electricity Rate Schedules Maintenance Agreement entered into by and between the Company and the Federal Government on September 19, 2019, as such agreement had lost its applicability due to the electricity rate emergency provided for in the aforementioned law, with the electricity rate schedule that had been approved by ENRE Resolution No. 104/19 dated April 30, 2019 remaining in effect.

▪	On March 17, 2020, Decree No. 277/20 ordered the ENRE’s administrative intervention until December 31, 2020.

•	On December 16, 2020, by means of Decree No. 1020/20, the Argentine Executive Power provided for the commencement of the RTI renegotiation process, which may not exceed two years, suspending the agreements relating to the respective RTI in effect, with the scope to be determined in each case by the regulatory authorities. interim renegotiation agreements may be entered into, which modify to a limited extent the particular conditions of the tariff review imposing a Transitional Tariff System until a definitive renegotiation agreement is reached. The freeze on electricity rates was extended until March 31, 2021, or until the new transitional electricity rate schedules resulting from the Transitional Tariff System come into effect, whichever occurs first. Additionally, the administrative intervention of the ENRE was extended until December 31, 2021, or until the tariff review renegotiation is concluded.

•	On January 19, 2021, the ENRE issued Resolution No. 16/2021, providing for the commencement of the transitional tariff adjustment procedure, with the aim of setting a Transitional Tariff System until a definitive renegotiation agreement is reached, and inviting Edenor to participate in it. To that end, the Regulatory Authority has requested as a first measure that it be provided with certain financial information as well as with information about the 2021-2022 investment plan, on the basis of the investment plan set forth in the 2017 RTI.

•	On March 3, 2021, by means of Resolution No. 53/2021, the ENRE called a public hearing to be held on March 30, 2021 to inform and listen to opinions about the Interim Tariff System to be applied to distributors Edesur and Edenor.

•	On March 30, 2021, the ENRE called a public hearing, with the main goal of determining a transitional rate schedule for electricity distribution until the next RTI. The president and CEO of the Company, Ricardo Torres, explained the need of funds required to maintain and continue the improvement in the quality of electricity services. Additionally he explained the financial situation of the Company; the investments that have been made to satisfy demand and the improvement in the provision of the services; and he proposed a rate schedule structure that allows better control by customers.

•	On March 30, 2021 by means of Resolution No. 78/2021, the ENRE approved the new values of Edenor.'s tariff schedule effective as of April 1, 2021 which reflects the seasonal modification of the price of energy and has no impact on Edenor's revenues.

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

The following table sets forth the composition of our net sales for the periods indicated:

	Year ended December 31
	2020	2019	2018
	(Figures in millions)
Sales of Electricity	90,842	121,932	116,568
Right of use of poles	421	386	398
Connection Charges and reconnection charges	53	119	154
Net sales	91,316	122,437	117,120

The following tables show Edenor’s energy sales by category of user (in GWh) for the periods indicated:

	Year ended December 31,
	2020		2019		2018
Residential	9,315	46%	8,372	43%	8,948	42%
Small Commercial	1,609	8%	1,692	9%	1,810	9%
Medium Commercial	1,341	7%	1,549	8%	1,668	8%
Industrial	3,210	16%	3,503	18%	3,646	17%
Wheeling System(1)	3,364	17%	3,569	18%	3,823	18%
Public Lighting	676	3%	713	4%	724	3%
Shantytowns	664	3%	48	0%	553	3%
Total	20,179	100%	19,446	100%	21,172	100%

(1)	Wheeling charges represent our tariffs for generators and large users, which consist of a fixed charge for recognized technical losses and a charge for our distribution margins but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

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

Economic Performance and Outlook

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

In terms of inflation, the pace of growth of domestic prices accelerated during the first half of 2016 as a result of the increase in the value of the U.S. Dollar relative to the Peso in the official market. In addition, monthly price increases in the first half of 2016 were mainly related to an update of some regulated prices such as public utility tariffs (gas and electricity prices) and urban transport, mainly in the Buenos Aires metropolitan region. As of the third quarter of 2016, price increases began to decelerate as a result of the absence of new tariff increases, the stagnation of economic activity, the relative low price of the U.S. Dollar in the local market and the restrictive monetary policy, through high interest rates that sought to contain the currency pressure, drove the deceleration in inflation, which slowed to a monthly average of 1.1% in the July to September 2016 period. During the last quarter of 2016, the monthly inflation average was 1.7%, and the annual rate of increase in consumer prices ended the year slightly below 40%. The Argentine Government announced the adoption of an inflation targeting regime to apply in parallel with the floating exchange rate regime and established inflation targets for the next four years. The Central Bank has increased intervention efforts in the foreign exchange market to reduce excess monetary imbalances and raised Peso interest rates to offset inflationary pressure. Since January 2017, the Central Bank started to use the seven-day repo reference rate as the anchor of its inflation targeting regime. LEBACs are used to manage liquidity.

After the currency depreciation at the beginning of the Argentine Government, the Central Bank changed to a flexible exchange market regime, which resulted in a unified foreign exchange system. In 2016, some modest depreciation pressure following Brexit in June and the U.S. election on November 8, 2016, caused the Peso to weaken, ending at Ps.16.10 to U.S.$1.00 on December 31, 2016. By the end of the year, the Peso depreciated by approximately 20% against the U.S. Dollar.

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

After a slight recovery in 2017, the first quarter of 2018 showed a similar positive growth trend, although, a lower than expected harvest and the lower number of international creditors willing to finance the Argentine state highlighted the macroeconomic weaknesses facing Argentina. In addition, the US dollar denominated external debt assumed by the Argentine Government and the lack of US dollars to deal with maturities relating to such debt, Argentina has to resort to the IMF to obtain the foreign currency that could not be obtained by agriculture, exports, or external financing. On May 8, 2018, the current administration announced that the Argentine Government would initiate negotiations with the IMF with a view to entering into a stand-by credit facility that would give Argentina access to financing by the IMF. On June 20, 2018, the executive board of the IMF approved the terms of the stand-by arrangement, consisting of a stand-by credit facility for U.S.$50 billion, subject to adjustments and compliance with certain political and fiscal performance guidelines by the Argentine Government. On October 26, 2018, a first review of the SBA concluded with the enlargement of the arrangement for U.S.$5.7 billion.

The lack of predictability generated by the agreement with the IMF generated volatility in the exchange market. By the end of June 2018, the Peso has lost 54% of its value against the US dollar, as compared to exchange rate of December 2017. At the end of August 2018, the exchange rate recorded, a then-historical maximum Ps.40 per U.S.$1. The rise in the exchange rate and the winding down of the Lebac program, which strongly increased the monetary base, generated an increase in inflation in 2018.

Given the new inflationary context, the BCRA applied a restrictive monetary policy, strongly increasing the reference interest rates. Such policy generated a significant retraction in economic activity.

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

2020 Macroeconomic Conditions

Economic Activity

During the third quarter of 2020, the economic activity recorded an accumulated 11.8% decrease compared to the same period of the previous year, mainly as a result of the impact of the COVID-19 pandemic and the 14.7%, 6.5% and 10.3% decreases in private and public consumption, and investment, respectively. The activity contraction affected 15 out of 16 identified sectors of the Argentine economy, the most affected being hotels and restaurants (-61.5%), construction (-27%), transport and communications (-21.7%), manufacturing industry (-5.3%) and wholesale and retail business and repairs (-2.1%). These declines were also partially offset by an increase in exports net of imports as of third quarter of 2020.

Price Trends

With regards to the evolution of prices, the National Cost of Living Index published by the INDEC showed a 36.1% variation in 2020. The most important variations were recorded in clothes and footwear (+60%), leisure and culture (+48%) and food and beverage (+42.1%). The sectors affected to a lesser extent were communications (+7.6%), housing, water, electricity and other fuels (+17.6%) and education (+20.1%). Furthermore, salaries, as measured by the registry of the Stable Workers’ Average Taxable Remuneration (“RIPTE”) experienced a 34.9% year-on-year increase between December 2020 and the same month of the previous year.

Trade Balance

At the external level, during the third quarter of 2020 the cumulative current account deficit amounted to U.S.$.4.3 billion according to INDEC’s data, which represents 1.2% of the GDP. However, in the first three quarters of 2020, the trade balance recorded a surplus, whereas Free on Board value exports reached U.S.$.41.9 billion, and cost, insurance and freight value imports amounted to U.S.$.30.4 billion. Primary exports increased by 5.4% during this period, while agricultural and industrial manufactures exports experienced a 8.3% and 31.7% contraction, respectively. Fuel and energy exports experienced a 28.5% year-on-year variation. Imports showed a contraction compared to the same period of 2019 in the automotive (-45.4%), capital goods (-21.8%), fuels and lubricants (-40.3%), consumables goods (-7.7%), parts and accessories (-34.2%) and intermediate goods (-9.6%) categories.

Fiscal Situation

During 2020 non-financial public sector’s fiscal accounts accumulated a 7% and 9.1% primary and total deficit to GDP, respectively. The annual variation in aggregated tax revenues, measured in Pesos based on figures published by the Federal Administration of Public Revenue, ended 2020 with a 32.2% increase. Additionally, in 2020 primary expenditures by the national treasury showed a 63.5% year-on year variation.

With respect to the Argentine financial situation, the Central Bank’s U.S. Dollar currency wholesale exchange rate (Res. A3500) closed at Ps.84.15/U.S.$. on December 31, 2020, showing a cumulative 40.5% increase compared to the end of 2019 and a 46.3% average year-on-year variation. The Central Bank’s international reserves amounted to U.S.$.39.4 billion at year-end, which represents a U.S.$.5.4 billion decrease compared to the previous year. Moreover, the monetary base reached Ps.2,425 billion, showing an increase of 28.5% compared to the previous year. Furthermore, the Central Bank’s debt stock in issued bonds totaled an equivalent amount expressed in dollars of U.S.$.32 billion as of the closing of 2020, which represents a 97% year-on-year variation.

Tariffs

Our revenues and margins are substantially dependent on the composition of our tariffs and on the tariff setting and adjustment process contemplated by our concession.

The following chart shows the variation in Edenor’s average tariffs, including taxes, in Pesos per MWh for the periods indicated:

Under the terms of our concession, our tariffs for all of our users (other than users in the wheeling system) are composed of:

▪	the cost of electric power purchases, which we pass on to our users, and a fixed charge (which varies depending on the category and level of consumption of each user and their energy purchase prices) to cover a portion of our energy losses in our distribution activities (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in our concession);
▪	our regulated distribution margin, which is known as the value-added for distribution, or VAD; and
▪	any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires, which may differ in each jurisdiction.

Certain of our large users (which we refer to as wheeling system users) are eligible to purchase their energy needs directly from generators in the WEM and only acquire from us the service of electricity delivery. Therefore, our tariffs for these large users (known as wheeling charges) do not include charges for energy purchases. Accordingly, wheeling charges consist of the fixed charge for recognized losses (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in our concession) and our distribution margin. As a result, although the amounts billed to wheeling system users are relatively lower than those billed to other large users, namely industrial users, the distribution margin on sales to wheeling system users is similar to that of other large users because we do not incur the corresponding cost of electric power purchases related to those sales.

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

According to Decree 740 of the Argentine Executive Power, dated September 20, 2017, the ME&M will be the Authority of Application of Law No. 27,351, whereas the Ministry of Health will be responsible for determining the minimum conditions necessary for eligibility for the “Registry of Electricity Dependent for Reasons of Health.”

In September 2017, the Ministry of Health issued Resolution No. 1,538-E/17, which creates the Registry of Electricity Dependent for Reasons of Health (“RECS”), under the jurisdiction of the Ministry of Health, operating under the authority of the Under Secretariat for the Management of Health Care Services.

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

Also, by means of resolution ENRE´s Resolution No. 1091/17, an increase was evidenced in the transport prices of electric energy which were transferred to tariffs in Ps.45.1/MWh.

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

On July 31, 2018, the ENRE issued Resolution No. 208/18, pursuant to which it approved, the CPD for January 2018 through June 2018 of which 7.93% was applied as of August 1, 2018, and 6.51% in six consecutive monthly installments as of February 1, 2019. The CPD amounted to 15.85%. Moreover, Resolution No. 208/18 established a system of caps for the social tariff as well as the values that the Company had to apply to determine and credit discounts in the electricity bills of the users affected by deficiencies in the quality of the technical product and/or the quality of the technical and commercial service from 2018 to February 2019. Additionally, the informed average electricity rate value amounted to Ps.2.9871/KWh.

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

On January 31, 2019, ENRE issued Resolution No. 25 which approved the values of Edenor’s tariff scheme as from February 1, 2019, incorporated the new power capacity reference prices and stabilized prices for energy determined by the SGE until April 30, 2019. In turn, the ENRE informed that under the transfer of jurisdiction from the Argentine Government to the Province of Buenos Aires and the City of Buenos Aires, the guidelines for the social tariff regime effective as of December 31, 2018 will remain in effect. As of the date of this annual report, the Province of Buenos Aires and the City of Buenos Aires are complying with the payment of the social tariff regularly.

Moreover, on January 31, 2019, pursuant to Resolution No. 27/19, the ENRE approved the VAD updates for the second six-month period of 2018 and the pending update corresponding to the first six-month period of 2019, totaling a 32.0% increase applicable as from March 1, 2019. Additionally, the application of the new -1.59% “E”-factor adjustment will be deducted from cumulative inflation updates.

Furthermore, the cost of deferrals for August 2018 through February 2019 and for the month of February 2019, totaled Ps.1,005 million and Ps.841 million respectively, and will be paid in 5 installments from March 2019. Additionally, Ps.51 million will be collected under the same method due to the partial recognition of the appeal filed by Edenor to Resolution No. 208/18, which acknowledged additional costs that had not been calculated as part of prior tariffs.

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

On September 19, 2019, the Electricity Rate Schedules Maintenance Agreement was entered into between the Federal Government and the Company – the following points were defined at the tariff level:

•	The CPD with the six-monthly update to be implemented from August 1, 2019, will become effective on January 1, 2020. The difference in the CPD between the CPD applied on August 1, 2019 and the one applied on January 1, 2020 (for the period August 1, 2019 to December 31, 2019) will be recovered in 7 monthly and consecutive installments from January 1, 2020 and adjusted according to the appropriate CPD setting.

•	The updating of the tariff table with respect to seasonal energy prices took place as from January 1, 2020. In addition, the difference between the seasonal prices in force between August 1, 2019 and December 31, 2019, and the seasonal prices applied in the tariff table in force as of August 1, 2019, have been recovered as from January 1, 2020 in 7 monthly and consecutive installments, and adjusted according to the methodology provided by CAMMESA for the out-of-term payment.

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

On December 27, 2019, ENRE instructed the Company not to apply the Electricity Rate Schedules Maintenance Agreement as such agreement lost its applicability due to the electricity rate emergency provided for in the Productive Reactivation Law (which froze the prices of natural gas and electricity for 180 days since its effectiveness). Therefore, the electricity rate schedule that had been applied since May 1, 2019 (pursuant to ENRE Resolution No. 104/19) came back into effect.

During 2020, Edenor purchased all of the energy in the market at an average monomic price of Ps.2,187.21 / MWh.

We purchased a total of 25,124 GWh in 2020, 25,960 GWh in 2019 and 25,906 GWh in 2018. Following the adoption of certain amendments to the pricing rules applicable to the WEM pursuant to the Public Emergency Law, we have purchased all of our energy supply in the WEM at the monomic price. We have not purchased any energy under long-term supply contracts since 2004.

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

The following table sets forth our estimated disruption between technical and non-technical energy losses experienced in our concession area for the periods indicated.

	Year ended December 31,
	2020	2019	2018
Technical losses	9.1%	9.6%	8.4%
Non technical losses	10.5%	10.3%	9.8%
Total losses	19.6%	19.9%	18.2%

The rolling annual rate of total losses for 2020 slightly decreased to 19.6%, compared to 19.9% in the previous year. In Regions II and III, new shantytowns were formed while existing shantytowns continued to grow. The theft of energy in these areas continues to be the main factor in the increase in total losses in the last five years.

In 2020, the plan launched in previous years continued to be implemented, substantially increasing the installation of MIDEs, under a plan that consists in having 250,000 meters in place in 2020. The plan is aimed at normalizing clandestine consumers, inactive customers and chronic delinquent customers. In 2020, 25,466 MIDEs were installed, 24,540 of which are currently operative, reaching 225,194 enabled MIDEs in the entire concession area.

The installation of the new type of MLCON network, which had begun by the end of 2018, continued leveraging the MIDE’s functionalities and increasing invulnerability in neighborhoods with a high fraud rate.

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

The following table sets forth the relative weight of our distribution margin in our average tariffs per category of user (other than wheeling system, public lighting and shantytown users) in our concession area at the dates indicated. Although the VAD and electric power purchases per category of user are the same, we are subject to different taxes in the Province of electricity rates.

During 2020, these figures did not experience variations due to the freeze on electricity rates.

	VAD
Tariff(1)	November	January	February	October 2008	Res.1301	Res. 1	Res. 92/17	Res. 92/17	Res. 603/17	Res. 33/18	Res. 208/18	Res. 25/19	Res. 27/19	Res. 104/19
	2001	2005	2007		2011(2)	2016	Feb. 2017	Mar. 2017	Dic. 2017	Dic. 2017	Feb. 2018	Feb. 2019	Mar. 2019	May. 2019
Residential
TIRI (0-300)	49.40%	44.50%	44.50%	44.69%	11.26%	30.63%	26.60%	19.07%	18.10%	18.23%	15.24%	11.46%	14.41%	14.41%
TIRI2 (301-650)	36.20%	33.00%	33.00%	30.81%	4.80%	15.40%	23.49%	16.54%	15.20%	15.31%	12.69%	9.44%	12.03%	12.03%
TIR# (651-800)				32.08%	4.55%	14.48%	26.66%	19.15%	17.74%	17.73%	14.81%	11.12%	14.02%	14.02%
TIR4 (801-900)				31.63%	4.32%	13.91%	29.46%	21.55%	20.08%	19.98%	16.81%	12.74%	15.95%	15.95%
TIR5 (90-1000)				32.75%	4.35%	14.04%	33.25%	24.91%	23.42%	23.20%	19.72%	15.14%	18.78%	18.78%
TIR6 (1001-1200)				26.29%	4.19%	15.98%	37.51%	28.95%	27.52%	27.09%	23.31%	18.20%	22.31%	22.31%
TIR 7 (1201-1400)				27.18%	3.98%	15.25%	41.21%	32.64%	32.80%	34.80%	30.69%	24.81%	30.91%	30.91%
TIR8 (1401-2800)				25.94%	4.81%	17.83%	45.69%	37.36%	40.50%	42.35%	38.30%	32.13%	36.57%	36.57%
TIR9 (> 2800)				22.50%	3.84%	14.81%	46.83%	38.62%	39.94%	40.79%	36.69%	30.53%	35.18%	35.18%

Commercial - small demands
TIG1	55.10%	40.00%	47.80%	48.76%	21.91%	53.18%	53.79%	45.89%	48.82%	47.19%	43.14%	37.48%	42.91%	41.83%
TIG2	53.60%	31.10%	43.60%	42.39%	15.97%	41.52%	52.94%	44.89%	47.86%	46.18%	42.08%	36.38%	41.77%	40.67%
TIG3				37.40%	9.13%	24.24%	52.74%	44.65%	47.54%	45.92%	41.81%	36.11%	41.32%	40.22%

Commercial - medium demand
T2	43.30%	27.90%	35.50%	38.03%	16.03%	44.80%	74.36%	74.36%	43.55%	43.41%	39.03%	31.83%	37.30%	36.29%

Industrial
T3 low voltage below 300kw	44.20%	26.50%	34.30%	37.86%	15.37%	43.74%	46.90%	37.97%	39.76%	39.59%	35.14%	27.96%	33.33%	32.34%
T3 low voltage over 300kw	42.60%	24.50%	32.10%	27.09%	11.99%	22.80%	23.80%	23.52%	27.24%	29.40%	22.50%	18.29%	22.82%	22.13%
T3 medium voltage below 300kw	29.30%	14.10%	19.70%	25.25%	8.46%	30.72%	30.38%	22.08%	23.59%	23.43%	19.76%	14.58%	18.37%	17.64%
T3 medium volgate over 300kw	27.30%	12.30%	17.50%	17.71%	7.09%	14.50%	13.19%	13.00%	15.44%	17.13%	12.31%	9.59%	12.43%	11.99%

Average Tariff	41.20%	28.50%	33.90%	33.16%	9.57%	28.33%	39.08%	32.46%	32.18%	32.41%	27.75%	22.09%	26.83%	26.36%

	Average Taxes
Tariff(1)	November	January	February	October 2008	Res.1301	Res. 1	Res. 92/17	Res. 92/17	Res. 603/17	Res. 33/18	Res. 208/18	Res. 25/19	Res. 27/19	Res. 104/19
	2001	2005	2007		2011(2)	2016	Feb. 2017	Mar. 2017	Dic. 2017	Dic. 2017	Feb. 2018	Feb. 2019	Mar. 2019	May. 2019
Residential
TIRI (0-300)	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%
TIRI2 (301-650)	29.20%	29.20%	29.20%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR# (651-800)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR4 (801-900)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR5 (90-1000)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR6 (1001-1200)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR 7 (1201-1400)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR8 (1401-2800)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%
TIR9 (> 2800)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%

Commercial - small demands
TIG1	25.70%	25.70%	25.70%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%
TIG2	25.60%	25.60%	25.60%	25.64%	25.64%	25.64%	25.64%	25.64%	25.64%	25.64%	25.64%	25.64%	25.64%	25.64%
TIG3				25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%

Commercial - medium demand
T2	25.60%	25.60%	25.60%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%

Industrial
T3 low voltage below 300kw	25.70%	25.70%	25.70%	25.66%	25.66%	25.66%	25.66%	25.66%	25.66%	25.66%	25.66%	25.66%	25.66%	25.66%
T3 low voltage over 300kw	25.60%	25.60%	25.60%	25.62%	25.62%	25.62%	25.62%	25.62%	25.62%	25.62%	25.62%	25.62%	25.62%	25.62%
T3 medium voltage below 300kw	25.70%	25.70%	25.70%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%
T3 medium volgate over 300kw	25.70%	25.70%	25.70%	25.69%	25.69%	25.69%	25.69%	25.69%	25.69%	25.69%	25.69%	25.69%	25.69%	25.69%

Average Tariff	27.20%	27.20%	27.20%	27.24%	27.24%	27.24%	27.24%	27.24%	27.24%	27.24%	27.24%	27.24%	27.24%	27.24%

	Electric Power Purchases
Tariff(1)	November	January	February	October 2008	Res.1301	Res. 1	Res. 92/17	Res. 92/17	Res. 603/17	Res. 33/18	Res. 208/18	Res. 25/19	Res. 27/19	Res. 104/19
	2001	2005	2007		2011(2)	2016	Feb. 2017	Mar. 2017	Dic. 2017	Dic. 2017	Feb. 2018	Feb. 2019	Mar. 2019	May. 2019
Residential
TIRI (0-300)	21.90%	26.80%	26.80%	26.61%	60.00%	40.65%	44.71%	52.23%	53.20%	53.07%	56.06%	59.84%	56.89%	56.89%
TIRI2 (301-650)	34.60%	37.80%	37.80%	39.95%	65.91%	55.33%	47.28%	54.23%	55.57%	55.45%	58.08%	61.32%	58.74%	58.74%
TIR# (651-800)				38.68%	66.15%	56.23%	44.11%	51.61%	53.02%	53.04%	55.96%	59.64%	56.74%	56.74%
TIR4 (801-900)				39.13%	66.39%	56.81%	41.30%	49.22%	50.68%	50.78%	53.96%	58.03%	54.81%	54.81%
TIR5 (90-1000)				38.02%	66.37%	56.69%	37.51%	45.86%	47.34%	47.56%	51.05%	55.62%	51.99%	51.99%
TIR6 (1001-1200)				44.48%	66.51%	54.73%	33.26%	41.81%	43.25%	43.67%	47.46%	52.57%	48.45%	48.45%
TIR 7 (1201-1400)				43.59%	66.73%	55.47%	29.55%	38.13%	37.96%	35.96%	40.08%	45.95%	39.86%	39.86%
TIR8 (1401-2800)				44.83%	65.89%	52.88%	25.08%	33.40%	30.27%	28.41%	32.47%	38.63%	34.20%	34.20%
TIR9 (> 2800)				48.26%	66.88%	55.92%	23.93%	32.15%	30.83%	29.98%	34.08%	40.24%	35.58%	35.58%

Commercial - small demands
TIG1	19.20%	34.30%	26.50%	25.55%	52.34%	21.11%	20.53%	28.43%	25.50%	27.13%	31.18%	36.84%	31.40%	32.49%
TIG2	20.70%	43.20%	30.70%	31.97%	58.29%	32.79%	21.42%	29.47%	26.50%	28.19%	32.28%	37.98%	32.60%	33.70%
TIG3				37.57%	65.12%	48.04%	21.63%	29.71%	26.82%	28.44%	32.56%	38.25%	33.05%	34.14%

Commercial - medium demand
T2	31.00%	46.40%	38.90%	36.34%	58.15%	29.47%	0.18%	0.29%	30.81%	30.95%	35.34%	42.54%	37.07%	38.08%

Industrial
T3 low voltage below 300kw	30.10%	47.80%	40.10%	36.48%	58.84	30.53%	27.44%	36.36%	34.58%	34.75%	39.20%	46.38%	41.01%	42.00%
T3 low voltage over 300kw	31.80%	49.90%	42.30%	47.29%	62.29	51.55%	50.58%	50.86%	47.14%	44.99%	51.88%	56.10%	51.56%	52.26%
T3 medium voltage below 300kw	45.00%	60.30%	54.60%	49.06%	65.73	43.51%	43.94%	52.24%	50.73%	50.88%	54.55%	59.73%	55.94%	56.68%
T3 medium volgate over 300kw	47.00%	62.00%	56.80%	56.60%	67.11	59.77%	61.11%	61.31%	58.87%	57.18%	61.99%	64.72%	61.87%	62.32%

Average Tariff	31.50%	44.20%	38.90%	39.60%	63.10%	44.38%	33.69%	40.30%	40.58%	40.35%	45.01%	50.68%	45.93%	46.40%

(1)	T1R1 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is less than or equal to 300 KWh. T1R2 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 300 KWh but less than 650 KWh. TIR3 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 650 KWh but less than 800 KWh. TIR4 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 800 KWh but less than 900 KWh. TIR5 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 900KWh but less than 1,000 KWh TIR6 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,000 KWh but less than 1,200 KWh. TIR7 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,200 KWh but less than 1,400 KWh. TIR8 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,400 KWh but less than 2,800 KWh. TIR9 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 2,800KWh. T1G1 refers to commercial users whose peak capacity demand is less than 10kW and whose bimonthly energy demand is less than or equal to 1600 KWh. T1G2 refers to commercial users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1600 KWh but less than 4,000 KWh. T1G3 refers to commercial users whose peak capacity demand is greater than 4,000 KWh. T2 refers to commercial users whose peak capacity demand is greater than 10 kW but less than 50 KW. T3 refers to users whose peak capacity demand is equal to or greater than 50 kW. The T3 category is applied to high-demand users according to the voltage (tension) at which each user is connected. Low tension is defined as voltage less than or equal to 1 kV and medium tension is defined as voltage greater than 1kV but less than 66 kV.
(2)	On November 7, 2011, the SE issued Resolution No. 1,301/11, which established the summer scheduling, eliminating the Argentine Government grants to certain economic activities, which, in accordance with the provisions of the Resolution, are in conditions to pay the actual cost that needs to be incurred for being supplied with their demand of electricity. The removal of the Argentine Government grants has been extended to residential users, who were classified by geographical areas and type of residence. The modification related only to electricity purchase prices in the Wholesale Electricity Market, for which reason the Company’s VAD (value added for distribution) remained almost unchanged.

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

On November 30, 2017, through Resolution No. 603/17 the ENRE established the output PRP and the SPE and transport, as well as the new social tariff methodology and the new incentive schedule for savings. Also, the ENRE approved the CPD values, applicable as from December 1, 2017, and retroactively to consumption recorded in the months of August through November 2017, which was billed in two installments, December 2017 and January 2018. Additionally, the resolution approved the Company’s electricity rate schedule applicable to consumption recorded as from December 1, 2017.

On January 31, 2018, the ENRE issued Resolution No. 33/18 whereby it approved the values of CPD, the values of the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 329/17, and the values of the Company’s electricity rate schedule applicable to consumption recorded as of February 1, 2018. Additionally, it provided that the average electricity rate value amounts to Ps.2.4627 Ps./KWh. Furthermore, such Resolution approved the new CPD adjustments (last stage of 17% according to Resolution No. 63/17, the inflation adjustment of 11.9% for the period July-December 2017 and stimulus factor “E” of -2.51%) and determined the deferred income to be recovered in 48 installments for a total amount of Ps.8,094.2 million. Additionally, it reported that the value of the average tariff reached Ps.2.4627/KWh.

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

On December 27, 2018, Resolution No. 366/18 issued by the SGE approved the summer seasonal programming for the WEM submitted by CAMMESA, thus determining new prices for power capacity, energy and transmission for February 2019 to October 2019 period. Furthermore, the social tariff and savings bonuses for the residential tariff were eliminated, as beneficiaries have been transferred to the provincial jurisdictions As of the date of this annual report, the Province of Buenos Aires and the City of Buenos Aires are complying with the payment of the social tariff on a regular basis.

On January 31, 2019, the ENRE issued Resolution No. 25/19, whereby it approved, under the terms of ENRE Resolution 366/2018, the new values of generation prices.

Furthermore, by means of Resolution No. 27/19, the aforementioned regulatory authority approved the CPD value of February 2019 together with the stimulus factor, whose application was deferred until March 2019. Additionally, the ENRE determined the value to be applied for the 36 remaining installments resulting from the gradual application system established in ENRE Resolution No. 63/2017, together with the 50% of the CPD that should have been applied in the August 2018-January 2019 six-month period.

On April 30, 2019, the Electricity Market and Renewable Resources Secretariat issued Resolution No. 14/19, which, among other issues, approves the MEM definitive winter scheduling and modifies the Power Reference Prices and the Stabilized Price of Energy (SPE) relating to the May 1-October 31, 2019 period.

In December 2019, the Executive Power enacted, in the framework of the Economic Emergency, Law No. 27,541 on Social Solidarity and Production Reactivation, pursuant to which is authorized to initiate either a renegotiation process of the tariff structure in effect or an extraordinary review.In this context, on December 27, 2019, the ENRE instructed the Company not to apply the electricity rate schedules from January 1, 2020, resulting from the provisions of the Electricity Rate Schedules Maintenance Agreement entered into by and between the Company and the Federal Government on September 19, 2019, as such agreement had lost its applicability due to the electricity rate emergency provided for in the aforementioned law, with the electricity rate schedule that had been approved by ENRE Resolution No. 104/19 dated April 30, 2019 remaining in effect.

Additionally, on December 16, 2020, the Executive Branch issued Decree No. 1020/2020 which extended the freeze on electricity rates prescribed by the Productive Reactivation Law (which authorized the Executive Power to maintain electricity tariffs under federal jurisdiction freezed) until March 31, 2021, or until the new transitional electricity rate schedules come into effect, whichever occurs first. Additionally, by means of Decree No. 1020/2020, the Executive Power provided for the commencement of the Tariff Structure Review renegotiation process, which may not exceed two years, suspending until then the Agreements relating to the respective Tariff Structure Reviews in effect, with the scope to be determined in each case by the Regulatory Authorities. It is provided that Interim Renegotiation Agreements may be entered into, which modify to a limited extent the particular conditions of the tariff review imposing a Transitional Tariff System until a Definitive Renegotiation Agreement is reached. Finally, by means of Resolution No. 53/2021, the ENRE called a public hearing to be held on March 30, 2021 to inform and listen to opinions about the Transitional Tariff System to be applied to electricity distributors Edesur and Edenor.

On March 30, 2021, the ENRE called a public hearing, with the main goal of determining a transitional rate schedule for electricity distribution until the next RTI. The president and CEO of the Company, Ricardo Torres, explained the need of funds required to maintain and continue the improvement in the quality of electricity services. Additionally, he explained the financial situation of the Company, the investments that have been made to satisfy demand and the improvement in the provision of the services, and he proposed a rate schedule structure that allows better control by customers.

Social Tariff Regime.

According to the Adjustment Agreement, we are required to apply a social tariff regime as part of our revised tariff structure resulting from the RTI. This regime is a system of subsidized tariffs for the sectors of the community to be approved by the ENRE in the context of the RTI. The social tariff regime provides sectors of the community with the same service and quality of service as other users. The beneficiaries under this regime must register with the Argentine Government and meet certain criteria, including not owning more than one home and having a level of electricity consumption that is not higher than the limit established by the Argentine Government.

In January 2016, pursuant to ME&M’s Resolution No. 6/16, the Argentine Government introduced a social tariff for residential users who comply with certain consumption requirements, which includes a full exemption for monthly consumptions below or equal to 150 KWh and preferential tariffs for users who exceed such consumption level but achieve a monthly consumption lower than that of the same period in the immediately preceding year.

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

The following table sets forth the amount of electricity generated in Argentina and our electricity purchases in each of the periods indicated.

Year	Electricity demand in Gwh(1)	Edenor demand in Gwh(2)	Edenor’s demand as % of total demand
2010	110,767	22,053	19.9%
2011	116,418	23,004	19.8%
2012	131,944	23,933	18.1%
2013	125,162	24,902	19.9%
2014	126,421	24,860	19.7%
2015	131,998	26,322	19.9%
2016	133,111	26,838	20.2%
2017	132,426	25,950	19.6%
2018	132,925	25,906	19.5%
2019	128,880	24,960	19.4%
2020	127,306	25,124	19.7%

Source: CAMMESA

(1)	Includes demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).
(2)	Calculated as electricity purchased by us and our wheeling system users.

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

In 2020, the demand of electricity amounted to 25,124 GWh, which represented a 0.7% increase as compared to 2019, whereas the WEM’s demand amounted to 127,306 GWh (-1.2% interannual). The fall in Edenor’s demand was mainly due to temperature, elasticity, the price and the level of the economic activity.

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

During January 2017, a new temporary 500/132 kV transformer of 300 MVA was installed in SE Rodríguez, which allowed the entry of more power from the WEM. This transformer was replaced by a definitive one of 500 MVA during 2018. In addition, during 2017 a new type of thermal generation (by means of transportable modules) has been directly connected to Edenor’s high voltage network, with an aim to decrease the saturation of these networks: CT Zappalorto (APR), CT Pilar (Pampa Energía S.A.), CT Matheu II (APR). In 2018, CT Matheu III (Araucaria) began operating and a new 220/132 kV transformer of 300 MVA was installed in SE Ezeiza.

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

We seek to maintain a flexible cost base by achieving an optimal level of outsourcing, which allows us to respond more quickly to changes in our market. We had 4,776 employees and contracts with third-party services companies that count with 5,977 employees as of December 31, 2020. See “Item 6. Directors, Senior Management and Employees—Employees.”

Our principal material and supply expenses consist of purchases of wire and transformers (i.e., electromagnetic devices used to change the voltage level of alternating-current electricity), which we use to maintain our network.

Summary of Historical Results of Operations

During 2018, the regulatory and electricity rate environment continued to normalize and we improved the quality of our service and the amount and quality of our investments. However, certain unanticipated actions of the Argentine Government, the ENRE and the Province of Buenos Aires strained the Company’s ability to generate funds, such as: the lack of recognition of discounts to users with social tariffs for more than Ps.900 million, the deferral of the 50% CPD adjustment that corresponded to apply as of August 1, 2018 in six consecutive monthly installments as of February 1, 2019 for an estimated total of Ps.1 billion and the non-payment from low-income areas and shantytowns of consumption for more than Ps.1 billion.

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

Although the regulatory framework in effect is currently being applied, the Argentine Government’s decision to incorporate rate increases in the price of electricity of 23% in February 2018 and 36% in August 2018, respectively, in addition to the increases previously mentioned , combined with the deterioration of Argentina’s general economic situation, with household income falling as a result of the significant depreciation and the increasing inflation, gave rise to a public discussion regarding electricity rates. In connection with such discussion, Congress enacted a law to restore electricity rates to their 2017 values and incorporate certain controls over the investments and electricity rates. On May 31, 2018, the Argentine Government vetoed this law.

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

By means of the Productive Reactivation Law, regulated by Decrees No. 58 and 99/19, the Federal Executive Power declared the state of emergency in economic, financial, fiscal, administrative, pension, tariff, energy, sanitary, and social matters. Additionally, the Federal Executive Power was authorized both to maintain the electricity and natural gas rates under federal jurisdiction and to initiate either a renegotiation process of the RTI in effect or an extraordinary review, in a maximum term of 180 days, with the aim of reducing the real burden on households, shops and industries for 2020. The provinces were invited to adhere to these policies on the maintenance of rate schedules and renegotiation or extraordinary review of rates in their jurisdictions.

In 2020, the Company made different presentations to the ENRE with the estimates of the electricity rate schedules that were to be applied during 2020, according to the terms of the Electricity Rate Schedules Maintenance Agreement entered between the Company and the Federal Government. However, the ENRE has instructed the Company not to apply them, in accordance with Productive Reactivation Law.

On December 11, 2020, by means of Decree No. 990/20, the 2021 Budget Law was partially approved. In Section 87, the law provides for a system for the settlement of debts with CAMMESA and/or the WEM accumulated by electricity distribution companies as of December 31, 2020, whether on account of the consumption of energy, power, interest and/or penalties, in accordance with the conditions to be set out by the applicable authority, which may provide for credits equivalent to up to five times the monthly average bill or to sixty-six percent of the existing debt, whereas the remaining debt is to be paid in up to sixty monthly installments, with a grace period of up to six months, and at the rate in effect in the WEM, reduced by fifty percent.

Consequently, by means of Resolution No.40/2021, the Energy Secretariat implemented a “Special System for the Regularization of Payment Obligations” of electricity distribution companies that are agents of the WEM for the debts held with CAMMESA and/or the WEM whether on account of the consumption of energy, power, interest and/or penalties, accumulated as of September 30, 2020. It also implemented a “Special System of Credits” for those electricity distribution companies that are agents of the WEM and have no debts with CAMMESA and/or the WEM or whose debts are regarded as being within reasonable values vis-à-vis their levels of transactions as of September 30, 2020.

Furthermore, on December 16, 2020, by means of Decree No. 1020/20, the Argentine Executive Power provided for the commencement of the RTI renegotiation process, which may not exceed two years, suspending until then the agreements relating to the respective RTI in effect, with the scope to be determined in each case by the regulatory authorities. It is provided that interim renegotiation agreements may be entered into, which modify to a limited extent the particular conditions of the tariff review imposing a Transitional Tariff System until a definitive renegotiation agreement is reached (See “Item 3. Risk Factors—Risks Relating to the Electricity Distribution Sector—There is uncertainty as to what other measures the Argentine Government may adopt in connection with tariffs on public services and their impact on the Argentine economy”).

The following table provides a summary of our operations for the years ended December 31, 2020, 2019 and 2018.

Statement of comprehensive income (loss)

	2020	2019	2018
	Ps.	Ps.	Ps.
Revenue (1)	91,316	122,437	117,120
Electric power purchases	(57,930)	(77,649)	(66,721)
Subtotal	33,386	44,788	50,399
Transmission and distribution expenses	(19,866)	(21,980)	(22,842)
Gross margin	13,520	22,808	27,557

Selling expenses	(10,843)	(10,007)	(10,534)
Administrative expenses	(5,353)	(5,223)	(6,012)
Other operating income (3)	2,200	2,364	1,903
Other operating expense	(2,045)	(3,479)	(3,438)
Impairment of property, plant and equipment	(17,396)	-	-
Gain from interest in joint ventures	-	2	3
Operating (loss) profit	(19,917)	6,465	9,479

Agreement on the Regularization of Obligations	-	23,270	-

Financial income (3)	55	78	176
Finance costs	(9,276)	(9,205)	(10,416)
Other finance costs	(1,890)	(4,796)	(4,114)
Net finance costs	(11,111)	(13,923)	(14,354)

Monetary gain (RECPAM)	9,767	15,236	17,800

(Loss) Profit before taxes	(21,261)	31,048	12,925

Income tax	3,563	(14,530)	(3,930)

(Loss) Profit for the year	(17,698)	16,518	8,995

(Loss) Profit for the year attributable to:
Owners of the Company	(17,698)	16,518	8,995
(Loss) Profit for the year	(17,698)	16,518	8,995

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Results related to benefit plans	108	(10)	(12)
Tax effect of actuarial results on benefit plans	(33)	3	4
Total other comprehensive results	75	(7)	(8)

Comprehensive (loss) income for the year attributable to:
Owners of the parent	(17,623)	16,511	8,987
Comprehensive (loss) profit for the year	(17,623)	16,511	8,987

Basic and diluted (loss) profit per share:
(Loss) earnings per share (argentine pesos per share)	(20.2)	18.9	10.1

Basic and diluted (loss) profit per ADS (2):
(Loss) earnings per ADS (argentine pesos per ADS)	(404.6)	377.6	202.2

(1)	Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year.
(2)	Each ADS represents 20 Class B common shares.
(3)	The classification of commercial interests and surcharges in the Statement of Comprehensive Income is modified, since the Company understands that the items related to late payment interest on the cancellation of credits for sale and surcharges applied to customers for late payment or other associated penalties, provide relevant information on the operations and operating cash flows of the business. For this reason, this item is included in other operating income. The Company's management considers that this disclosure reflects the impacts of the operating business process, allowing for consistency of treatment with other items such as credit deterioration. This particularly considering the current economic and financial context that worsened the delay in payment terms, including in the latter case, the restriction of some measures aimed at limiting customer payment delays.

Year Ended December 31, 2020 compared with Year Ended December 31, 2019.

Revenue from sales

Revenue from sales decreased by 25%, to Ps.91,316 million for the year ended December 31, 2020, from Ps.122.437 million for the year ended December 31, 2019, mainly due to the freeze on electricity rates at February 2019 values.

Electric Power Purchases

The amount of electric power purchases decreased by 25%, to Ps.57,930 million for the year ended December 31, 2020, from Ps.77,649 million for the year ended December 31, 2019. This decrease was mainly due to the freeze on purchase prices, and the hyper-inflationary economy in Argentina.

Our volume of electric power purchases for the year ended December 31, 2020 amounted to 25,124 GWh, which represented a 1% increase in demand as compared to 2019.

Energy losses slightly decreased to 19.6% for the year ended December 31, 2020, compared to 19.9% for the year ended December 31, 2019 due to the inspections and energy recovery actions carried out by the Company. For more information, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Recognition of Cost of Energy Losses”.

Transmission and Distribution Expenses

Transmission and distribution expenses decreased by 10% to Ps.19,866 million for the year ended December 31, 2020, compared to Ps.21,980 million for the year ended December 31, 2019. This decrease was mainly due to a reduction in the amount of penalties as a consequence of the improvement in the technical product quality and the security measures that the Company must comply with on the public streets.

As a percentage of revenue from sales, transmission and distribution expenses increased to 21.9% for the year ended December 31, 2020, from 17.9% for the year ended December 31, 2019, due to the increase in costs because of inflation, as well as the freeze on electricity rates.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated.

	Year ended December 31,
	2020		% of 2020	2019		% of 2019
			net sales			net sales

Salaries and social security taxes	7,756.0	39.0%	8.5%	8,666.0	39.4%	7.1%
Supplies consumption	1,878.0	9.5%	2.1%	2,200.0	10.0%	1.8%
Fees and remuneration for services	3,900.0	19.6%	4.3%	3,481.0	15.8%	2.8%
Depreciation of property, plant and equipment	5,118.0	25.8%	5.6%	4,952.0	22.5%	4.0%
ENRE penalties	330.0	1.7%	0.4%	1,963.0	8.9%	1.6%
Others	884.0	4.4%	1.0%	718.0	3.4%	0.6%
Total	19,866.0	100%	21.9%	21,980.0	100%	17.9%

Gross profit

Our gross profit, including transmission and distribution expenses, decreased to Ps.13,520 million for the year ended December 31, 2020, from Ps.22,808 million for the year ended December 31, 2019. This decrease was mainly attributable to the freeze of electricity rates, the increase in operating costs necessary to maintain the level of service and the inflationary state of the Argentine economy.

Selling Expenses

Our selling expenses are related to user services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses increased 8.4% to Ps.10,843 million for the year ended December 31, 2020, from Ps.10,007 million for the year ended December 31, 2019. This increase of Ps.836 million was mainly due to an increase in allowance for impairment of trade receivables, partially offset by a decrease in ENRE penalties due to improvement in commercial quality service.

Selling expenses represented 11.9% and 8.2% of net sales in the years ended December 31, 2020 and 2019, respectively, due to the higher costs as a result of inflation, as well as the freeze on electricity rates.

The following table sets forth the principal components of our selling expenses for the years indicated.

	Year ended December 31,
	2020		% of 2020	2019		% of 2019
			net sales			net sales
Salaries and social security taxes	1,287.0	11.9%	1.4%	1,424.0	14.2%	1.2%
Allowance for the impairment of trade and other receivables	4,183.0	38.6%	4.6%	1,844.0	18.4%	1.5%
Communication expenses	444.0	4.1%	0.5%	504.0	5.0%	0.4%
Fees and remuneration for services	2,169.0	20.0%	2.4%	2,203.0	22.0%	1.8%
ENRE penalties	365.0	3.4%	0.4%	1,806.0	18.0%	1.5%
Taxes and charges	1,453.0	13.4%	1.6%	1,257.0	12.6%	1.0%
Others	942.0	8.6%	1.0%	969.0	9.8%	0.8%
Total	10,843.0	100%	11.9%	10,007.0	100.0%	8.2%

Administrative Expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation third-party services and taxes.

Administrative expenses increased by 2.5%, to Ps.5,353 million for the year ended December 31, 2020, from Ps.5,223 million for the year ended December 31, 2019. This increase was mainly due to an increase in salaries and social security taxes partially offset by fees and remuneration for services.

As a percentage of revenue from sales, administrative expenses increased to 5.9% for the year ended December 31, 2020, from 4.4% for the year ended December 31, 2019, due to the higher costs as a result of inflation, as well as the freeze on electricity rates.

The following are the principal components of our administrative expenses for the years indicated.

	Year ended December 31,
	2020		% of 2020	2019		% of 2019
			net sales			net sales
Salaries and social security taxes	2,272.0	42.4%	2.5%	1,819.0	34.8%	1.5%
Leases and insurance	315.0	5.9%	0.3%	308.0	5.9%	0.3%
Fees and remuneration for services	1,534.0	28.7%	1.7%	1,856.0	35.5%	1.5%
Security Services	35.0	0.7%	0.0%	126.0	2.4%	0.1%
Depreciation of property, plants and equipments	626.0	11.7%	0.7%	605.0	11.6%	0.5%
Taxes and charges	64.0	1.2%	0.1%	68.0	1.3%	0.1%
Others	507.0	9.4%	0.6%	441.0	8.5%	0.4%
Total	5,353.0	100%	5.9%	5,223.0	100%	4.4%

Other operating (expenses) income

Other operating (expenses) income include provision for contingencies and debit and credit tax. Other operating (expenses) income, including impairment of property, plant and equipment, increased from a net loss of Ps.1,155 million for the year ended December 31, 2019, to a net loss of Ps.17,241 million for the year ended December 31, 2020. The increase was mainly due to the impairment of property, plant and equipment recorded in the year 2020.

Operating profit

Our operating results decreased from a profit of Ps.6,465 million for the year ended December 31, 2019 to a loss of Ps.19,917 million for the year ended December 31, 2020, mainly due to the freeze of electricity rates and the registration of the impairment of property, plant and equipment.

Net Finance Costs

Net finance costs totaled Ps.11,111 million for the year ended December 31, 2020, compared to Ps.13,923 million for the year ended December 31, 2019. This decrease was mainly due to a decrease in losses from exchange differences.

Income Tax

Our income tax showed a profit of Ps.3,563 million in the year ended December 31, 2020, compared to a loss of Ps.10,673.8 million for the year ended December 31, 2019, mainly due to the operating losses resulting from the freeze of electricity rates and the increase in operating expenses as a result of the increasing inflation rate.

Loss / Profit for the year

We recorded a loss of Ps.17,698 million for the year ended December 31, 2020, compared to a profit of Ps.16,518 million for the year ended December 31, 2019, mainly due to the freeze of electricity rates and the registration of the impairment of property, plant and equipment.

Year Ended December 31, 2019 compared with Year Ended December 31, 2018.

Revenue from sales

Revenue from sales increased by 5%, to Ps.122,437 million for the year ended December 31, 2019, from Ps.117,120 million for the year ended December 31, 2018, mainly due to the increase in the cost of energy purchases, and the implementation of the VAD update pursuant to the RTI process, together with certain bi-annual CPD adjustments. Additionally, as from May 1, 2019 and by means of Resolution No. 104/2019, there is a new electricity rate schedule, which reflects the new seasonal prices of SRRyME Resolution No. 14/19, was set for the May-July 2019 three-month period. This revenue increase from sales was partially offset by a 4% decrease in the volume of energy sales.

Electric Power Purchases

The amount of electric power purchases increased by 16%, to Ps.77,649 million for the year ended December 31, 2019, from Ps.66,721 million for the year ended December 31, 2018. This increase was mainly due to an increase in the average price of sales resulting from new reference seasonal prices for electricity. SEE Resolution No. 366/18 set forth the increases of Power Reference Prices (PRP) and Stabilized Prices of Energy (“SPE”) in the WEM for the three-month periods of February-April, May-July, and August-October 2019. Furthermore, such SEE Resolution maintained the values set forth in SEE Resolution No. 75/18 for both the High-Voltage Electric Power Transmission and the Regional Distribution.

Our volume of electric power purchases for the year ended December 31, 2019 amounted to 24,960 GWh, which represented a 4% decrease in demand as compared to 2018.

Energy losses increased to 19.9% for the year ended December 31, 2019, compared to 18.2% for the year ended December 31, 2018, and were mainly generated by increased fraud that may be associated with the economic recession and the impact of tariff increases. For more information, see “Item 5—Factors Affecting Our Results of Operations—Recognition of Cost of Energy Losses” and “Operating and Financial Review and Prospects—Summary of Historical Results of Operations”,.

Transmission and Distribution Expenses

Transmission and distribution expenses decreased by 4% to Ps.21,980 million for the year ended December 31, 2019, compared to Ps.22,842 million for the year ended December 31, 2018. This decrease was basically due to both a reduction in the amount of penalties as a consequence of the improvement in the technical product quality and the security measures that the Company must comply with on the public streets, and the decrease in retroactive adjustments made by the ENRE as a result of the Agreement on the Regularization of Obligations entered into in 2019 (for more information on the Agreement on the Regularization of Obligations, see “Item 5. Operating and Financial Review and Prospects—Summary of Historical Results of Operations”).

As a percentage of revenue from sales, transmission and distribution expenses decreased to 17.9% for the year ended December 31, 2019, compared to 19.4% for the year ended December 31, 2018.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated.

	Year ended December 31,
	2019		% of 2019	2018		% of 2018
			net sales			net sales
Salaries and social security taxes	8,666	39.4%	7.1%	9,066	39.7%	7.7%
Supplies consumption	2,200	10.0%	1.8%	1,654	7.2%	1.4%
Fees and remuneration for services	3,481	15.8%	2.8%	2,956	12.9%	2.5%
Depreciation of property, plant and equipment	4,952	22.5%	4.0%	4,217	18.5%	3.6%
ENRE penalties	1,963	8.9%	1.6%	4,321	18.9%	3.7%
Others	718	3.4%	0.6%	628	2.8%	0.5%
Total	21,980	100%	17.9%	22,842	100%	19.4%

Gross profit

Our gross profit, including transmission and distribution expenses, decreased to Ps.22,808 million for the year ended December 31, 2019, from Ps.27,557 million for the year ended December 31, 2018. This decrease was mainly attributable to the increase of electric power purchases.

Selling Expenses

Our selling expenses are related to user services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses decreased by 5% to Ps.10,007 million for the year ended December 31, 2019, from Ps.10,534 million for the year ended December 31, 2018. This decrease of Ps.462.9 million was mainly due to: (i) a reduction in the amount of penalties as a consequence of the improvement in the technical product quality and the security measures that the Company must comply with on the public streets, and (ii) a decrease in costs for salaries and social security taxes.

As a percentage of net sales, selling expenses represented 8.2% and 9.1% of net sales in the years ended December 31, 2019 and 2018, respectively.

The following table sets forth the principal components of our selling expenses for the years indicated.

	Year ended December 31,
	2019		% of 2019	2018		% of 2018
			net sales			net sales
Salaries and social security taxes	1,424	14.2%	1.2%	1,627	15.4%	1.4%
Allowance for the impairment of trade and other receivables	1,844	18.4%	1.5%	2,046	19.4%	1.7%
Communication expenses	504	5.0%	0.4%	564	5.4%	0.5%
Fees and remuneration for services	2,203	22.0%	1.8%	2,177	20.7%	1.9%
ENRE penalties	1,806	18.0%	1.5%	2,202	20.9%	1.9%
Taxes and charges	1,257	12.6%	1.0%	1,254	11.9%	1.1%
Others	969	9.8%	0.8%	664	6.3%	0.6%
Total	10,007	100%	8.2%	10,534	100%	9.1%

Administrative Expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation third-party services and taxes.

Administrative expenses decreased by 13%, to Ps.5,223 million for the year ended December 31, 2019, from Ps.6,012 million for the year ended December 31, 2018. This decrease was mainly due to a decrease in fees and remuneration for services, and a decrease in taxes and charges, partially offset by an increase in depreciation of property, plant and equipment.

As a percentage of revenue from sales, administrative expenses decreased to 4.4% for the year ended December 31, 2019, as compared to 5.0% for the year ended December 31, 2018.

The following are the principal components of our administrative expenses for the years indicated.

	Year ended December 31,
	2019		% of 2019	2018		% of 2018
			net sales			net sales
Salaries and social security taxes	1,819	34.8%	1.5%	1,914	31.8%	1.6%
Leases and insurance	308	5.9%	0.3%	377	6.3%	0.3%
Fees and remuneration for services	1,856	35.5%	1.5%	2,108	35.1%	1.8%
Security Services	126	2.4%	0.1%	269	4.5%	0.2%
Depreciation of property, plants and equipments	605	11.6%	0.5%	516	8.6%	0.4%
Taxes and charges	68	1.3%	0.1%	340	5.7%	0.3%
Others	441	8.5%	0.4%	488	8.0%	0.4%
Total	5,223	100%	4.4%	6,012	100%	5.0%

Other operating (expenses) income

Other operating (expenses) income include mainly provision for contingencies and debit and credit tax. Other operating (expenses) income decreased by 27% for a net loss of Ps.1,115 million for the year ended December 31, 2019, compared to a net loss of Ps.1,535 million for the year ended December 31, 2018. The decrease was mainly due to a decrease in disposals of property, plant and equipment, and an increase of expenses recovery.

Operating profit

Our operating results decreased by Ps.3,014 million, from a profit of Ps.9,479 million for the year ended December 31, 2018 to a gain of Ps.6,465 million for the year ended December 31, 2019, mainly due to the increase in electric power purchases.

Net Finance Costs

Net finance costs totalled Ps.13,923 million for the year ended December 31, 2019, compared to Ps.14,354 million for the year ended December 31, 2018. This decrease was mainly due to a decrease in losses from exchange differences and a decrease in liabilities with CAMMESA (as a consequence of the compensation resulting from the Agreement on the Regularization of Obligations), which resulted in lower accrual of commercial interest.

Income Tax

Our income tax charge was a loss of Ps.14,530 million in 2019, compared to a loss of Ps.3,930 million for 2018, mainly due to the income recognition pursuant to the Agreement on the Regularization of Obligations, by Ps.23,270 million.

Profit for the year

We recorded a profit of Ps.16,518 million for the year ended December 31, 2019, compared to a loss of Ps.8,995 million for the year ended December 31, 2018. In addition, during 2019 the profit for the year increased by Ps.7,523 million due to the income recognition of the Agreement on the Regularization of Obligations by Ps.23,270 million.

Liquidity and capital resources

Sources and Uses of Funds

In 2020, the Company’s financial situation has been significantly affected by the freeze on electricity rates, since its revenues have been tied to December 2018 values, in spite of the high levels of inflation experienced over the past three years. As a result, it is uncertain when the update of costs will be recognized. Additionally, the Company’s financial situation was exacerbated by the effects of the COVID-19 pandemic, since, for example, the Company had to partially postpone payments to CAMMESA for energy purchased in the WEM.

In the last five fiscal years, the Company recorded negative working capital. This decline is due mainly to (i) the suspension of the electricity rate update from February 2019 to date, (ii) the constant increase of the operating costs and the investments necessary for the operation of the network and maintenance of service standards, and (iii) the context of economic inflation and sustained recession in which the Argentine economy has been since 2018.

In light of the continuous increase of the costs associated with the service provision, as well as the need for additional investments to meet greater seasonal demand, the Company has taken a series of measures aimed at mitigating the negative effects on its financial structure and minimizing the impact on (i) the sources of employment, (ii) the execution of the investment plan, and (iii) the performance of essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, pursuant to the Concession Agreement, in a satisfactory manner in terms of quality and safety.

Taking into consideration that the Company operates in a complex economic context, the main variables have recently been subject to a high degree of volatility, as evidenced, among other, by the following facts:

•	Economic contraction by an estimated 9.9% for 2020 (INDEC);
•	Increase of both public spending and the fiscal deficit;
•	Inflation rate of 36.1% in 2020 that is expected not only to continue but in fact to increase over time;
•	40.5% devaluation of the Argentine Peso against the United States dollar, according to the BNA’s rate of exchange, with the gap between the official and the blue-chip swap dollar exchange rates amounting to 67%;

•	Imposition of currency restrictions by the monetary authority, which directly affect the value of the foreign currency for certain restricted foreign exchange transactions taking place outside the MLC.

Our principal uses of cash are expected to be operating costs, the servicing of our financial debt and our investment plan. We are subject to limitations on our ability to incur new debt under the terms of our debt instruments so the Company cannot assure that it will be able to obtain additional financing on acceptable terms (See “Debt”). As of December 31, 2020 and 2019, our cash and cash equivalents amounted to Ps.4,362 million and Ps.558 million, respectively. We generally invest our cash in a range of instruments, including sovereign debt, corporate debt securities and other securities. The table below reflects our cash and cash equivalents position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	Year ended December 31
	2020	2019	2018
Cash and cash equivalents at beginning of year	558	58	256
Net cash flows provided by operating activities	17,336	13,830	20,137
Net cash flows used in investing activities	(7,219)	(7,019)	(17,432)
Net cash flows (used in) generated by financing activities	(6,152)	(6,905)	(4,389)
Result from exposure to inflation	203	(3)	1,159
Exchange differences in cash and cash equivalents	(364)	597	327
Cash and cash equivalents at the end of year	4,362	558	58

Net Cash flows provided by operating activities

Net cash flows provided by operating activities increased by 25% to Ps.17,336 million in the year ended December 31, 2020, from Ps.13,830 million in the year ended December 31, 2019.

Changes in net cash flows provided by operating activities were primarily due to the fact that the Company had to partially postpone payments to CAMMESA for energy purchased in the WEM.

Net cash flows provided by operating activities decreased by 31% to Ps.13,830 million in the year ended December 31, 2019, from Ps.20,137 million in the year ended December 31, 2018.

Changes in net cash flows provided by operating activities were primarily due to an increase resulting from a one-time payment of Ps.23,270 million under the Agreement on the Regularization of Obligations, which does not account for any inflow whatsoever, and an increase in trade receivables of Ps.5,164 million. Additionally, the payment of income tax was Ps.3,572 million, compared to the payment of income tax in 2018, which was Ps.1,855.

Net Cash flows used in investing activities

Net cash flows used in investing activities increased by 3% to Ps.7,219 million in the year ended December 31, 2020, compared to Ps.7,019 million in the year ended December 31, 2019.

Changes in net cash flows used in investing activities in 2020 were primarily due to a decrease in net collections resulting from the sales of financial assets at fair value of Ps.2,220 million, partially offset by the payment for the acquisitions of property, plant and equipment, of Ps.9,847 million for the year 2020 compared to Ps.12,755 million in 2019.

Net cash flows used in investing activities decreased by 60% from Ps.17,432 million in the year ended December 31, 2018, compared to Ps.7,019 million in the year ended December 31, 2019.

Changes in net cash flows used in investing activities in 2019 were primarily due to an increase in net collections resulting from the sales of financial assets at fair value of Ps.7,128 million. During 2019, Ps.12,755 million were paid for the acquisitions of property, plant and equipment, compared to Ps.17,309 million in 2018.

Net Cash flows used in financing activities

Net cash flows used in financing activities decreased to Ps.6,152 million in the year ended December 31, 2020, compared to Ps.6,905 million in the year ended December 31, 2019, mainly due to a decrease in payment of loans received from the Industrial and Commercial Bank of China Dubai (ICBC).

Net cash flows used in financing activities decreased to a loss of Ps.6,905 million in the year ended December 31, 2019, compared to Ps.4,389 million in the year ended December 31, 2018, mainly generated by the partial payment of the loan we received from the Industrial and Commercial Bank of China Dubai (ICBC) Branch in 2017.

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

Our capital expenditures consist of net cash used in investing activities during a specified period plus supplies purchased in prior periods and used in such specified period. The following table sets forth our actual capital expenditures:

	Year ended December 31,
	2020	2019
	(Figures in millions)
HV Network structure	3,594	2,285
MV Network structure	1,112	1,009
LV Network structure	1,853	2,044
Network improvements	2,686	2,829
Buildings, software, furniture, tools and equipment	794	457
Total	10,039	8,624

In 2020, in accordance with our capital expenditure program, we invested Ps.10,039 million in nominal currency, a substantial portion of which was dedicated to increasing the capacity of our grid in line with the growth of our user base. In addition, we made investments in order to meet our quality standards. However, due to the ASPO, we have had temporary delays since the activities in our industry were not considered essential in the eyes of the ASPO regulation, and therefore, our employees were not able to provide physical assistance. In this context, most of the investments were used to increase capacity, to install telecontrol equipment in the medium voltage network, to connect new supplies and to install self-managed energy meters.

In the context of the RTI process, we submitted our investment plan for the following five-year period (2017-2021). In comparative terms, in 2020 and 2019, there was a significant increase in the level of investments compared with the last years. We made investments for more than Ps.8 billion aimed at improving both the electricity network’s capacity and the operation in order to comply with the investment plan agreed upon with the ENRE.

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

As of December 31, 2020, our outstanding debt under the Senior Notes due 2022 amounted to U.S.$98 million. The Senior Notes due 2022 are currently rate “Caa3” by Moody’s, on a global scale.

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

As of December 31, 2020, this loan was completely canceled.

Derivatives Contracts

Management of derivative financial instruments

In 2020 and 2019, with the aim of hedging the currency risk associated with the payment of the next interest coupon of our and Senior Notes due 2022 we entered into futures contracts to buy U.S. Dollars.

As of December 31, 2020 and 2019, the economic impact of the transactions carried out in those fiscal years resulted in losses of Ps.77,4 million and Ps.286,9 million, respectively, which are recorded in the “Other finance costs” account of the Statement of Comprehensive (Loss) Income.

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

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2020.

CONTRACTUAL OBLIGATIONS

Technical assistance fees

Corresponds to the technical advice on financial affairs that EASA (as a result of the parent company’s merger process, Pampa has become the direct controlling company of Edenor, see “Item 7. Major Shareholders and Related Party Transactions—Parent Company Merger Process”) has provided to the Company since September 19, 2015. For this service, we pay Pampa an annual amount of U.S.$2.5 million. The agreement is valid for five years, unless either party gives notice not less than 60 days prior to the expiration of such term, with no obligations to fulfil and without paying compensation to the other party.

Fines and penalties

Pursuant to caption C of Section 37 of the Concession Agreement, the grantor of the concession may, without prejudice to other rights to which it is entitled thereunder, foreclose on the collateral granted by the Company when the cumulative value of the penalties imposed in the previous one-year period exceeds 20% of its annual billing, net of taxes and rates.

As of December 31, 2020, total accrued fines and penalties imposed on us amounted to Ps.2,629 million, of which Ps.2,456 million (including accrued interest) corresponded to penalties accrued but not yet imposed on us and Ps.6,443 million (including accrued interest) correspond to penalties imposed on us but not yet paid.

Corporate Notes programs

The relevant information of our corporate notes program is detailed below (debt issued in U.S. Dollars):

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	At 12.31.19	Debt repurchase	Debt structure at 12.31.20	At 12.31.19
Fixed Rate Par Note	9	9.75	2022	137	(39)	98	8,261
Total				137	(39)	98	8,261

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.18	Debt repurchase	Debt structure at 12.31.19	At 12.31.19
Fixed Rate Par Note	9	9.75	2022	166	(29)	137	11,159
Total				166	(29)	137	11,159

(1)	Net of issuance expenses.

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

As of December 31, 2020, this loan was completely canceled.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual liabilities and commitments as of December 31, 2020.

	Payments due by period
	Total	Less than	1-3
		1 year	years
	(in millions of Pesos)
Debt obligations and commercial debt obligations (1)	29,788	21,527	8,261
Accrued fines and penalties (2) (3)	9,132	2,700	6,432
Financial assistance fees (4)	210	210	-
Operating leases (5)	356	295	61
Capital expenditures (6)	-	-	-
Total	39,486	24,732	14,754

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

The Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020 appointed the members and alternate members of the Board of Directors for fiscal year 2020. Furthermore, the Board of Directors at the meeting held on May 11, 2020, subsequent to the Ordinary and Extraordinary Shareholders’ Meeting, distributed the positions and approved the continuance of Mr. Ricardo Torres as chairman of the Board.

Name	Position	Age	Year of appointment (class electing director)
Ricardo Torres	Chairman	63	2020 (Class A)
Gustavo Mariani	Vice Chairman	50	2020 (Class A)
María Carolina Sigwald	Director	53	2020 (Class A)
Diego Martin Salaverri	Director	56	2020 (Class A)
Maria José Wuille Bille *	Director	61	2020 (Class A)
Carlos Perez Bello *	Director	66	2020 (Class A)
Carlos Alberto Iglesias *	Director	64	2020 (Class A)
Haroldo Arian Montagu *	Director	41	2020 (Class B/C)
Diego Leandro Rozengardt *	Director	41	2020 (Class B/C)
Juan Santiago Fraschina*	Director	44	2020 (Class B/C)
Federico Bernal *	Director	46	2020 (Class B/C)
Hernan Ferrera *	Director	61	2020 (Class B/C)
Leandro Montero	Alternate Director	45	2020 (Class A)
Daniel Flaks	Alternate Director	56	2020 (Class A)
Eduardo Abel Maggi	Alternate Director	65	2020 (Class A)
Gerardo Ruben Tabakman	Alternate Director	46	2020 (Class A)
Carlos Dionisio Ariosa	Alternate Director	55	2020 (Class A)
Mariana de la Fuente	Alternate Director	52	2020 (Class A)
Emilse Alejandra Juarez *	Alternate Director	35	2020 (Class B/C)
Maria Josefina Grosso *	Alternate Director	42	2020 (Class B/C)
Nicolas Sanvitale *	Alternate Director	27	2020 (Class B/C)
Martin Burgos Zeballos*	Alternate Director	44	2020 (Class B/C)
Benjamin Navarro*	Alternate Director	42	2020 (Class B/C)

* Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

In 2020 and 2021, directors appointed by Class B and C shareholders, (Alejandro Vanoli Long Biocca, Flavia Matilde Marrodan and Gonzalo Guilardes Deinert); an alternate director appointed by Class B and C, (Adriana Ávalos); and alternate directors appointed by Class A shareholders, (Ariel Schapira and Mariano Batistella and Carlos Dionisio Ariosa); all of whom had been appointed at the Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020, tendered resignations, which were accepted by the Board of Directors at its different meetings.

On September 23, 2020, Mr. Gustavo Capatti requested a six-month leave of absence from his position as director for the Class A due to personal reasons. Mr. Carlos Perez Bello, who had been duly appointed as alternate director by the same class of shareholders at the Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020 and who, like Mr. Capatti, qualified as independent, accepted to take office in Mr. Capatti’s place. This was also recorded in the minutes of the Board of Directors meeting of October 30, 2020.

The following is a brief description of our current directors’ and alternate directors’ background, experience and principal business activities:

 Ricardo Alejandro Torres was born on March 26, 1958. Mr. Torres holds a degree in accounting from the Universidad de Buenos Aires and a Master’s degree in Business Administration from the Instituto de Altos Estudios Empresariales - Escuela de Negocios de la Universidad Austral. He has been Chairman of the Board of Directors of Edenor since March 2012. Mr. Torres has been a member of the Board of Directors of Pampa Energía S.A. since November 2005 and serves as Vice Chairman and Co-CEO. Mr. Torres has also held a post as a professor of Tax and Finance at the school of Economics of the Universidad de Buenos Aires. He currently serves as Chairman at CPB, CTG, IPB and Pampa Inversiones S.A. Ponderosa Assets Holding I LLC. Ponderosa Assets Holding II LLC, RT Warrants S.A., Pop Argentina S.R.L. (Partner), Todos Capital S.R.L. (Partner); Orígenes Seguros de Vida S.A., Orígenes Seguro de Retiro S.A. Mr. Torres is also a member of the Board of Directors of Bodega Loma la Lata S.A. CTG, CTLL, CITELEC (alternate director), EASA, HIDISA, HINISA, IEASA, Inversora Diamante S.A., Inversora Nihuiles, PACOSA, Pampa Participaciones S.A., Pampa Participaciones II S.A., PEASA, PEFMSA, Petrolera Pampa S.A., TRANSBA (alternate director) and Transelec Argentina S.A. Also, Mr. Torres is the spokesperson of the management board of “Fundación Pampa Energía Comprometidos con la Educación.”

Gustavo Mariani was born on September 9, 1970. Mr. Mariani holds a degree in Economics from the Universidad de Belgrano and a Master’s degree in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies) and also is a Chartered Financial Analyst (CFA) since 1998. He has been a member of our Board of Directors since November 2005 and serves as Vice-Chairman. Mr. Mariani is also Vice Chairman of EASA. He has been a member of the Board of Directors of Pampa Energía S.A. since November 2005 and serves as Vice-Chairman and Co-CEO. Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and also served as an investment portfolio manager Mr. Mariani is currently Chairman of CTLL, CIESA, HIDISA, HINISA, IEASA, Inversora Diamante S.A., Inversora Nihuiles S.A., Pampa Comercializadora S.A., PEASA, PEFMSA , IECSA S.A., Transelec Argentina S.A. and TGS. He also serves as Director of ODS S.A., Bodega Loma la Lata S.A., CPB, CTG, GMA Warrants S.A., Transener S.A., Citelec, Consultores Fund Management S.A., Emes Finance S.A, Grupo Mtres S.A., Emes Inversora S.A., Transba S.A., Grupo Emes S.A., Grupo Dolphin Holding S.A., ,IPB, Orígenes Seguros de Vida S.A., Orígenes Seguros de Retiro S.A., Pampa Participaciones S.A. II, Pampa Participaciones S.A., Petrolera Pampa S.A., Dolphin Fund Management S.A., PELSA and TGS. In addition, Mr. Mariani is the executive secretary of the management board of “Fundación Pampa Energía Comprometidos con la Educación.”

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

Diego Salaverri was born on August 7, 1964. He is a lawyer and graduated from Catholic University of Buenos Aires in the year 1988. He is founding partner of Estudio Salaverri, Burgio and Wetzler Malbrán, specialist in mergers and acquisitions, competition defense, corporate law, capital market and corporate finance. Throughout his career he has been distinguished on several occasions for his professional merits in international publication such as Chambers, Latin Lawyer and International Financial Law Review among others. Mr. Salaverri previously worked as international lawyer in the firm Brown & Brown, New York, currently named Sidley Austin. He was also member of Edenor Board between 2006 and 2017.

Carlos Iglesias was born on February 5, 1956. He has a wide experience in the financial area in national and international Companies. Between 2002 and 2016, he was Director of the Investment Banking area at Raymond James Argentina. Previously Iglesias performed as Investment Banker at ING Argentina, Financial Manager at SAMAP (IRSA Group), Advisor at Booz Allen & Hamilton, member of the consortium for the Entel acquisition with Bell Atlantic y Manufacturers Hanover, Head of the Industry & External Commerce Secretary and Financial Analyst at SOCMA. Iglesias holds a degree in Economics from the Buenos Aires University and a degree in Sociology from the Belgrano University.

María José Wuille Billie was born on August 11, 1959. She is an English teacher and graduated from Catholic University of Buenos Aires, with a Management on nonprofit organizations Postgraduate from San Andrés University of Buenos Aires. Currently, she performs as a member of the International Board of MSIF and International Relations Director of INECO Foundation.

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

Carlos Dionisio Ariosa was born on February 2, 1966. He became the Legal Affairs Manager in May 2012 and reports to the General Management at Edenor. Previously, he reported to the Legal Affairs Directorate beginning in June 2012. From 2010 and 2012, he was a Legal Affairs Manager at EMDERSA. Prior to that, he was a Legal Affairs Director at Transportadora de Gas del Sur S.A. and Legal Affairs Manager at Petrobras. Beginning in 2013, he was a statutory auditor at SACME. In addition, from 2002 and 2006, he acted as statutory auditor within the Auditing Commissions of Transener, Transba, Edesur, Yacylec, Enecor, TGS and Compañía Mega. He was responsible for Perez Companc’s Legal Affairs in Bolivia and prior to that, worked at law firms specializing in energy law and the judicial branch. He is a lawyer and graduated with a degree in Law and Political Science from the Catholic University of Argentina. He carried out postgraduate studies in oil and gas legislation at the University of Buenos Aires, and also studied electric market and natural gas administration at ITBA.

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

Carlos Perez Bello was born on September 19, 1954. He has served as an independent consultant for reconversion and management of PyMES (small- and medium- sized companies) . Previously, he had developed management functions in the administration and finance areas of multinational companies and PyMES in Argentina and Brazil. He has a degree as National Public Accountant from the University of Belgrano (UB), and he has a Master's degree in Business Administration from Altos Estudios Empresariales - Business School of the Austral University and a Postgraduate Degree in Agribusiness from the Agronomy University (UBA). He is a member of the Commission for Innovation and Competitiveness Studies of CPCECABA and of the Support Network of the Centro Entrepreneur of Naves IAE of the Austral University.

Haroldo Arian Montagu was born in September, 1979. He has a degree in Economics from the University of Buenos Aires and is a Magister in Development Studies (specialization in Development Economics) from the Institute of Social Studies (Erasmus University of Rotterdam). He has served for more than a decade in the national public sector, namely in the Economic Policy Secretariat of the Ministry of Economy, where he held various positions, starting as a junior analyst to being appointed as secretary of Economic Policy. He was a researcher at the Bariloche Foundation on issues related to economic and energy planning and he has served as head of the Unit of the Natural Resources Division at the Economic Commission for Latin America (ECLAC) at its headquarters in Santiago de Chile. He also has served as a professor at Buenos Aires University and at the Moreno National University. He is currently part of the boards of Compañía de Transporte de Energía Eléctrica en Alta Tensión (Transener S.A), Pampa Energía and Empresa Distribuidora Eléctrica Regional S.A., as well as Edenor.

Diego Leandro Rozengardt was born in July, 1979. He has a degree in Economics from the University of Buenos Aires. He has worked in banking, solidarity finance and in tax offices. He has also served for more than ten years in several areas and state portfolios, including the role of senior analyst in the Secretariat for Economic Policy and in the Planning and Strategic Coordination Commission of the National Plan for Hydrocarbon Investments. He was in charge of the Downstream in the National Energy Secretariat, as well as the Biofuels management. He is currently the National Director of Regional and Sector Studies of the Ministry of Economy and he is a member of the boards of the Distribuidora de Gas Cuyana and Compañía de Transporte de Energía Eléctrica en Alta Tensión (Transener S.A.), in addition to Edenor. He has also served as advisor of Civil Society Organizations and as a professor at many Argentine Universities.

Juan Santiago Fraschina was born on January 14, 1977. He is an economistand graduated from the University of Buenos Aires (“UBA”). He has a Master's degree in Economic Sociology from UNSAM and a Master's degree in Economic History and Economic Policies from UBA. He has served as coordinator of Proximity Commerce of the Secretariat of Commerce, and was Vice Superintendent of Insurance of the Nation. He is a professor at the University of Buenos Aires, the National University of Lomas de Zamora and the University of Morón. He is currently General Secretary of Anses, and he is a member of the Board of Directors of Pampa Energía, and Ternium Argentina, as well as Edenor.

Federico Bernal was born in June, 1974. He has a degree in biochemistry and biotechnology from UBA. He specializes in Industrial Microbiology. He has extensive experience in energy matters, and he is also author of books and publications on this subject. He is currently the comptroller of the Ente Nacional Regulador del Gas. He is also a member of the Board of Directors of the following companies: Transener S.A, Edesa Holding S.A, Edesal Holding S.A.

Hernan Ferrera was born in October, 1959. He has a degree in Sociology from the University of Buenos Aires and is an Electrotechnical degree from the Technical School N ° 9 Engineer Luis Huergo. He has served for more than ten years in many technical areas, among other, operational management, purchasing and logistics as well as implementation of different computer support systems. He also has a vast experience in the implementation of ISO 9002. He has served as professor at many Universities.

Emilse Alejandra Juarez was born in February, 1985. She has a degree in Economics from University of Buenos Aires, and she has also a Master in public policies for development with social inclusion from the University of FLACSO. She is a specialist in Social Economy. She has served as a university professor of Microeconomics at UNDAV (National University of Avellaneda). She currently coordinates the Economic-Financial Area of the Directorate of Management of Corporate Affairs, Executive Sub-Directorate of Operation of the FGS (ANSES). Previously, she has also served as an economic analyst in the Technical and Administrative Coordination of the General Secretariat of ANSES. She took part as an assistant and coordinator in multiple projects of the Undersecretary of Entrepreneurs of the Natioanl Ministry of Production (including: UNDP PROJECT 16/004 "Program to Strengthen the Development of Social and Cultural Systemic Conditions for Entrepreneurship", PROJECT UNDP 16/004 “Program to Strengthen the Development of Social and Cultural Systemic Conditions for Entrepreneurship” and UNDP PROJECT ARG 11/018 “Mipc Program for Productive Development Phase II”). She has also served in the Civil Association Nuestras Huellas, in Boulogne, Province of Buenos Aires as Community Bank Coordinator. She is an alternate Director of the following companies: Edenor, Naturgy Ban, TGS and Distribuidora Gas Cuyana.

Maria Josefina Grosso was born in May, 1978. She has a degree in Economics from the University of Buenos Aires, a Master in Economics and Industrial Development with a Specialization in PyMES at the National University of General Sarmiento and a Master in Journalism at Universidad Torcuato Di Tella - Diario La Nación. She works at the Secretariat for Economic Policy (Undersecretary for Microeconomic Programming) of the Ministry of Economy. With more than 15 years of experience, she has specialized in productive development and public policies for industrial and service areas. She also has experience in leading work teams and coordinating projects for the analysis of industrial and service sectors and its value chains. She has served as senior consultant of the program of sector tables of the Ministry of Production and Labor, a space for public-private coordination for the consensus at improving the competitiveness and internationalization of the different productive sectors.

Nicolas Sanvitale was born in December, 1993. He has a degree in Economics from the University of Buenos Aires, and is currently pursuing a Master's degree in Public Policy at the Torcuato Di Tella University. He is an assistant professor at Argentine University of Business and Buenos Aires University with experience in analytical tasks and team coordination in the public and private sector. He worked as Chief of Advisors at the Secretary of Economic Policy of the Ministry of Economy. He has specialized in macroeconomics and finance with great affinity for the analysis, evaluation and execution of public policies.

Martin Burgos Zeballos was born in February, 1976. He has a degree in Economics from the University of Buenos Aires, and a Master's in Comparative Development from the School of Higher Studies in Social Sciences in Paris (France). He was chief of advisers at the Secretariat for Economic Policy. He has served at the National Foreign Trade Commission, at CEFIDAR and at the Cultural Center for Cooperation. He is a specialist in the China-Argentina relationship, is a postgraduate professor at the National University of Lanus, FLACSO Argentina, and is coordinator of the postgraduate program in finance for development at the National University of Quilmes.

Benjamin Navarro was born in December, 1978. He has a degree in Economics from the University of Buenos Aires. He has worked in the energy and insurance sectors.He has more than 10 years of experience in different areas and government roles, including the role of senior analyst in the Energy Secretariat and in the Secretariat of Economic Policy. He was in charge of the statistics management of the Superintendence of Insurance of the Nation. He was deputy general manager of Emprendimientos Energéticos Binacionales S.A. He is currently Director of corporate affairs management of the Guarantee and Sustainability Fund, and he is also alternate director of the companies Distribuidora Gas Cuyana, Naturgy Ban, as well as of Edenor. He has also been a university professor.

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

Our Board of Directors has not designated a Remuneration Committee and has delegated to the Human Resources Department the approval of the general policy on the remuneration of the Company’s employees, as well as the responsibility of proposing options and subsequently implementing the specific decisions and policies on these issues. Due to the fact that he is a related party, our Chief Executive Officer’s remuneration has been approved by the Audit Committee and our Board of Directors. The aggregate remuneration paid to the members and alternate members of our Board of Directors, the members and alternate members of our supervisory committee and our senior management during 2020 was Ps.24.7 million, Ps.3.8 million and Ps.322 million at nominal currency, respectively.

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

Executive Committee

On October 4, 2007, our Board of Directors created an Executive Committee, as contemplated by our by-laws and Argentine Law No. 19,550 (Commercial Companies Law), and delegated to the Executive Committee the authority to take certain actions on behalf of the board. The Executive Committee complements the work of the board by performing certain day-to-day tasks required to oversee our activity. By creating an Executive Committee, the board sought to increase the efficiency of our management. The Executive Committee consists of Ricardo Torres, Gustavo Mariani and Carolina Sigwald.

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

•	monitoring our internal control, administrative and accounting systems;
•	supervising the application of our risk management policies;
•	providing the market adequate information regarding conflicts of interests that may arise between our company and our directors or controlling shareholders;
•	rendering opinions on relevant transactions with related parties;
•	supervising and reporting to regulatory authorities the existence of any kind of conflict of interest;
•	supervising external audit and evaluating their independence, plans and performance;
•	evaluating plans and performance of the internal audit,
•	supervising the operations of the complaints channel.

As of December 31, 2020, the members of our audit committee were:

Name	Position	Class electing member
Carlos Perez Bello (1)	Chairman	Class A
Carlos Alberto Iglesias (1)	Member	Class A
Diego Leandro Rozengardt (1)	Member	Class B/C

(1) Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934.

Senior Management

The following table sets forth information regarding our senior management, as of December 31, 2020:

Name	Current Position	Age
Ricardo Torres	Chairman and Chief Executive Officer (CEO)	63
Daniel Eduardo Flaks	Technical Director	56
Eduardo Maggi	Director of Operations	65
Gerardo Tabakman	Customer Services Director	46
Leandro Carlos Montero	Chief Financial Officer (CFO)	45
Luis Lenkiewicz	Director of Information Technology and Telecommunications	56
Mariana de la Fuente	Director of Human Resources	52
Carlos Ariosa	Legal Affairs Manager	55
Víctor Augusto Ruiz	Principal Accounting Officer	61

Luis Lenkiewicz was born on March 1, 1964. He became the Director of Information Technology and Telecommunications at Edenor in November 2017. Between March and October 2017, he was a manager of the same area. Previously, from October 2013 to February 2017, he was a Systems Manager at Petrobras Argentina until it was acquired by Pampa Energía. Since 1990, he has served in several executive positions in the Systems and Human Resources departments at Pérez Companc and Petrobras in Argentina and Brazil. He holds a degree in Social Sciences and Humanities from the National University of Quilmes, Systems Analyst issued by ORT Argentina and carried out postgraduate studies in General Management at Austral University in Rosario.

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

Supervisory Committee

Argentine law requires certain corporations, such as us, to have a Comisión Fiscalizadora (supervisory committee). The supervisory committee is responsible for overseeing compliance with our by-laws, shareholders’ resolutions and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the annual ordinary general meeting a written report on the reasonableness of the financial information included in our annual report and in the financial statements presented to the shareholders by our Board of Directors. The members of the supervisory committee are also authorized to attend Board of Directors’, audit committee’s and shareholders’ meetings, call extraordinary shareholders’ meetings, and investigate written complaints of shareholders holding at least 2% of our outstanding shares. Pursuant to Argentine law, the members of the supervisory committee must be licensed attorneys or certified public accountants.

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

The members and alternate members of our supervisory committee as of December 31, 2020 were:

Name	Position	Year of appointment (class electing director)
José Daniel Abelovich (1)	Chairman	2020 (Class A)
Germán Wetzler Malbrán (1)	Member	2020 (Class A)
Jorge Roberto Pardo (1)	Member	2020 Class B/C)
Martin Fernandez Dussaut (1)	Alternate Member	2020 (Class A)
Marcelo Fuxman (1)	Alternate Member	2020 (Class A)
Sandra Auditore (1)	Alternate Member	2020 (Class B/C)

_________

(1)	Independent under Argentine law.

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

Jorge Roberto Pardo was born on March 31, 1953. He has been a member of our supervisory committee since April 26, 2018. From 1993, Mr. Pardo has worked at the General Sindicatura de la Nación (SIGEN) and has held several positions of relevance, including, among others, the Deputy General Syndic of the Nation during the period 2002/03. Between 1983 and 1992, he worked in the General Office of Public Companies, or SIGEP. Mr. Pardo is a national public accountant with a degree from the University of Buenos Aires.

Martin Fernandez Dussaut was born on January 29, 1981. He has been an alternate member of our supervisory committee since April 26, 2018. Mr. Fernandez Dussaut graduated with an honors degree from the legal career at the Pontificia Universidad Católica Argentina in 2004. Currently, he is a partner of the Estudio Salaverri, Burgio and Wetzler Malbrán. Additionally, he was an associate at Estudio Bruchou, Fernandez Madero, Lombardi & Mitrani in 2004and later that year joined the firm Errecondo, Salaverri, Dellatorre, González & Burgio. In 2008, he worked in New York as a foreign associate at Cleary Gottlieb Steen & Hamilton LLP. He later returned to Argentina to continue his professional practice as a specialist in mergers and acquisitions, defense of competition, corporate law, capital markets, corporate finance, regulation of changes and real estate law.

Marcelo Fuxman was born on November 30, 1955. He has been an alternate member of our supervisory committee since June 2006, in November 2017 he assumed the position of alternate member. Mr. Fuxman holds a degree in Accounting from the Universidad de Buenos Aires. Mr. Fuxman is a partner of Abelovich, Polano & Asociados/NEXIA INTERNATIONAL, an auditing firm, and managing partner of Real Estate Investments S.R.L. He currently serves as Director of Abelovich, Polano & Asoc. S.R.L., Abus las Americas I S.A., Abus Securities S.A., Advanced Capital Securities S.A., Agra Argentina S.A., Agro Managers S.A., Agro Investment S.A., Agrotech S.A., Alto Palermo S.A., Arcos del Gourmet S.A., Austral Gold Argentina BACSAA S.A., Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., Baicom Networks S.A., BH Valores S.A. de Sociedad de Bolsa, BHN Seguros Generales S.A., BHN Sociedad de Inversión S.A., BHN Vida S.A., Bitania 26 S.A., Boulevard Norte S.A., Cactus Argentina S.A., Güemes, Loma de la Lata, Transener, Citelec, Conil S.A., Convexity Sociedad Gerente de Fondos Comunes de Inversión S.A., Cresud SACIF y A, Cyrsa S.A., Emes Finance S.A., E-Commerce Latina S.A., EASA, Emprendimiento Recoleta S.A., Emprendimientos del Puerto S.A., Transba, Edenor, Exportaciones Agroindustriales Argentinas S.A., Fibesa S.A., Futuros y Opciones.com S.A., FYO Trading S.A., Grupo Dolphin Holding S.A., HIDISA, Hoteles Argentinos S.A., Inversora Bolívar S.A., IRSA Inversiones y Representaciones S.A., Jordelis S.A., La Clara de Banderaló S.A., La Pionera de Anta S.A., Llao – Llao Resorts S.A., Nuevas Fronteras S.A., Nabsa Corporation, Nuevo Puerto Santa Fe S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A., Oberli S.A., Palermo Invest S.A., Panamerican Mall S.A., Petrolera Pampa, Préstamos y Servicios S.A., Proyectos Edilicios S.A., Puerto Retiro S.A., Quality Invest S.A., Palermo Invest S.A., Real Estate Investments S.R.L., Shopping Neuquén S.A., Solares de Santa María S.A., Tarshop S.A., Torres del Puerto S.A., Torres de Puerto Madero S.A., TGS and Unicity S.A.

Sandra Auditore was born on November 3, 1967. She has been an alternate member of our supervisory committee since April 24, 2019. Mrs Auditore is a Public Accounting from the Universidad de Buenos Aires since 1995. In 2011 she completed a Specialization in Government Control. Currently, also serves as Company Trustee at Nación Seguros S.A., Nación Seguros de Retiro S.A., Nación Reaseguros S.A. and Transener S.A.

Employees

Edenor had 4,776 employees as of December 31, 2020, 4,777 employees as of December 31, 2019 and 4,922 employees as of December 31, 2018.

As of December 31, 2020, approximately 81% of our full-time employees were subject to two collective bargaining agreements. After our privatization, we implemented an employee reduction plan to reduce the number of employees from 6,368 employees at the time of the privatization. The employee reductions were primarily effected through an early retirement program.

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

The collective bargaining agreements entered into in 2019 were in effect until January 2020. Subsequently, a new agreement effective from February 2020 to December 2020 was signed, which complies with the salary guidelines established in Decree No. 14/2020. As of the date of this annual report, there is no certainty concerning future collective bargaining agreements.

We outsource a number of activities related to our business to third party contractors in order to achieve a lower and more flexible cost base, so as not to oversize our structure following works and investments plans that change from year to year and to provide us with the ability to respond more quickly to changes in our market. We have contracts with third-party service companies that together employed a total of 5,977 employees as of December 31, 2020, 5,588 employees as of December 31, 2019 and 7,397 employees as of December 31, 2018. Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that, if conflicted, contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liabilities between the contractor and the entity to which it is supplying services under certain circumstances. As of December 31, 2020, 2019 and 2018, termination complaints amounted to Ps.871.7 million, Ps.1,223.0 million and Ps.390.2 million, respectively.

Share Ownership

None of the members of our Board of Directors, our audit committee or our senior management beneficially own any shares of our capital stock, except for Mr. Ricardo Torres, and Mr. Gustavo Mariani who, through Pampa Energía are indirect beneficiaries of all of our Class A common shares. In addition, Mr. Diego Salaverri, Mrs. Carolina Sigwald, Mr. Leandro Montero, Mr. Eduardo Maggi, and Mr. Daniel Flaks are the beneficial owners of certain capital stock represented by Class B common shares (each of these persons beneficially owns less than one percent of our outstanding shares). See “Item 7. Major Shareholders and Related Party Transactions.”

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth information relating to the ownership of our common shares as of the date of this annual report.

	Class(1)	Shares	Percent Ownership
Pampa Energía S.A.(2)	A	462,292,111	51.00%
Public	B	130,271,261	14.37%
ANSES(3)	B	242,999,553	26.81%
Treasury Shares	B	31,380,871	3.46%
Pampa Energía S.A.	B	37,558,700	4.14%
Employee Stock Participation Program	C	1,952,604	0.22%
Total		906,455,100	100.00%

(1)	Each class of shares entitles holders to one vote per share.
(2)	All of our Class A common shares have been pledged to the Argentine Government to secure our obligations under our concession and cannot be transferred without the prior approval of the ENRE. See “Item 4. Information on the Company—Business Overview—Our obligations”.
(3)	On November 20, 2008, the Argentine Congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the ANSES and eliminating the retirement savings system previously administered by private pension funds under the supervision of the Superintendency of Retirement and Pension Funds Administrators, under the Ministry of Labor. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES. These transferred assets included 242,999,553 of our Class B common shares, representing 26.8% of our capital stock. The ANSES is subject to the same investment rules, prohibitions and restrictions that were applicable to the Argentine private pension funds under the retirement savings system, except as described in the following sentence. On April 12, 2011, the Executive Power issued Emergency Decree No. 441, which annulled the restrictions under Section 76(f) of Law No. 24,241 on the exercise of more than 5% of the voting power in any local or foreign company, such as us, in any meeting of shareholders, irrespective of the actual interest held in the relevant company’s capital stock. The annulment of the restrictions under Section 76(f) of Law No. 24,241 came into effect on April 14, 2011. As of such date, ANSES may exercise its voting power in any local or foreign company, such as us, based on the actual interest held in the relevant company’s capital stock.

All of our shares have the same voting rights. As of December 31, 2020, there were five registered shareholders of our ADSs in the United States and 3,757,486 of our ADSs were outstanding. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are residents. We have no information concerning holders with registered addresses in the United States that hold our shares not represented by ADSs.

Initial Public Offering

In April 2007, we completed the initial public offering of our Class B ordinary shares in the form of American Depositary Shares (ADSs). We and a group of our shareholders sold 18,050,097 ADSs, representing 361,001,940 ordinary Class B common shares, in an offering in the United States and other jurisdictions outside of Argentina, and the Employee Stock Participation Program sold 81,208,416 ordinary class B shares in a simultaneous offering in Argentina. The ADSs are listed on the New York Stock Exchange under the symbol “EDN” and the Class B common shares are listed on the BASE under the same symbol. We received approximately U.S.$61.4 million from the initial public offering, before costs. Of this amount, we used approximately U.S.$36 million to repurchase some of our Discount Notes due 2014. The remainder of the proceeds from the initial public offering was used to repurchase some of our Fixed Rate Par Notes due 2016 and for capital expenditures. After the initial public offering, our controlling shareholder continues to own 51% of our ordinary shares.

Parent Company Merger Process

The merger by absorption between Central Térmica Loma de la Lata S.A. (“CTLL”), as merging and surviving company, and EASA, or parent company, and IEASA S.A. (“IEASA”) EASA’s majority shareholder. as the merged/absorbed companies, began in March 2017. On January 19, 2018, the CTLL’s shareholders approved the merger and the CTLL’s Board of Directors became responsible for the management of EASA and IEASA, in accordance with the provisions of Section 84 of the Argentine Corporations Law.

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

Pampa’s Sale of Controlling Stake in Edenor

On December 28, 2020, Pampa entered into a binding stock purchase agreement with Empresa de Energía del Cono Sur S.A., as purchaser, and Integra Capital S.A., Messrs. Daniel Eduardo Vila, Mauricio Filiberti and José Luis Manzano as guarantors, for the sale of Pampa’s controlling interest in Edenor. The agreement consists of a transfer of Pampa’s total Class A shares, which represent 51% of the capital stock and voting rights of the Company, pursuant to certain conditions precedent, including but not limited to the approval by Pampa’s shareholders’ meeting and the ENRE (the “Transaction”). The Transaction was approved by Pampa’s Ordinary and Extraordinary General Shareholders’ Meeting held on February 17, 2021. At the closing of the Transaction, the change of control of the Company will trigger, under certain circumstances, an obligation to make payments to certain of the Company’s executive officers, including in connection with the termination of their employment. As of the date of this annual report, the Transaction is pending approval from the ENRE.

Upon the closing of the Transaction, Empresa de Energía del Cono Sur S.A. will be required under Argentine securities law to conduct a mandatory tender offer open to all holders of common shares issued by Edenor, including holders of ADSs in respect of the underlying Class B common shares.

Share Buy-Back Program

On November 14, 2008, we commenced an open-market share purchase program. Under the terms of the program, we were authorized to purchase our Class B common shares for up to Ps.45 million in nominal currency, equivalent to Ps.309.2 million in current currency, subject to certain volume and price restrictions. The open market share purchase program expired on March 17, 2009. Pursuant to the program we purchased 9,012,500 Class B common shares, at an average price of Ps.0.65 per share in nominal currency, equivalent to Ps.4.5 in current currency, representing approximately 1.03% of our capital stock.

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

On December 4, 2018, the Company’s Board of Directors, approved a share repurchase pursuant to both Section 64 of the CML and the regulations of the CNV, under the following terms and conditions: a maximum amount of Ps.800 million can be invested; the treasury stock may not exceed the limit of 10% of share capital, as a whole; the maximum price to be paid for the shares is U.S.$30 per ADR in the New York Stock Exchange, or the equivalent amount in Pesos at U.S.$1.5 per share in the Argentine stock exchange and markets (Bolsas y Mercados Argentinos S.A. or “BYMA”); the repurchases will be made with realized and liquid profits; and the shares may be acquired for a term of 120 calendar days beginning on December 5, 2018.

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

As of December 31, 2020 and 2019, the Company’s treasury stock amounted to 31,380,871 Class B shares ( 8,269,740 and 15,590,860 were acquired in 2019, for a total of Ps.815.6 million and Ps.2,237,5 million restated in constant currency, respectively).

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

As of December 31, 2020 and 2019 the Company owned 31,380,871 shares, held as treasury stock. In April 2021, 246,451 shares were delivered as additional remuneration to executive directors and managers in connection with the compensation plan mentioned above.

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

A number of our and SEGBA’s former employees have brought claims against the guaranty and repurchase fund, the Argentine Government and, in certain limited cases, us, in each case relating to the administration of our Employee Stock Participation Program. The plaintiffs who are former employees of SEGBA were not deemed eligible by the relevant authorities to participate in the Employee Stock Participation Program at the time of its creation, which determination these plaintiffs´ dispute and are seeking compensation for. The plaintiffs, who are our former employees, are either seeking payment of amounts due to them by the guaranty and repurchase fund for share transfers that occurred upon their retirement from our employment or disputing the calculation of the amounts paid to them by the Guaranty and Repurchase Fund. In several of these claims, the plaintiffs have obtained attachment orders or injunctive relief against the guaranty and repurchase fund over approximately 1,567,231 Class C common shares and Ps.0.7 million of the funds on deposit in the fund, in each case up to the amount of their respective claims. Because the outcome of these proceedings has not yet been determined, the Argentine Government has instructed Banco Nación to create a Contingency Fund to hold a portion of the proceeds of the offering of Class B common shares by the Employee Stock Participation Program pending the outcome of these legal proceedings.

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

RELATED PARTY TRANSACTIONS

Technical Assistance Agreement with PESA

On April 4, 2006, the Company entered into a Technical Assistance Agreement with EASA pursuant to which it shall provide us with advisory services, as well as services related to the potential development of new lines of business compatible with our corporate objectives. The services performed by EASA include providing assistance and advice in respect of our financial performance, the Company finance management team and our financial decision-making process, our engagement of financial.

On August 31, 2010, the Company signed an amendment to the EASA agreement extending the term of the agreement to five years following September 19, 2010. The Company´s Board of Directors approved the amendment on August 31, 2010. No other terms of the contract were modified.

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

In 2020, another amendment was executed to extend the term of the agreement, which expires in 2025, yet may be extended if so agreed by the parties. Such amendment was approved by our Board of Directors on October 30, 2020, with the prior favorable opinion of our Audit Committee. In consideration of these services, the Company pays PESA an annual amount of U.S.$.2.5 million. Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

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

In 2020, the Company’s operating costs amounted to Ps.102 million.

Orígenes Seguros de Vida S.A.

During the process of hiring a compulsory life insurance and after receiving several proposals from insurance companies, our Board of Directors approved the insurance provider Orígenes Seguros de Vida on March 8, 2016, and the audit committee’s favorable opinion was previously received.

In 2020, the Company’s operating costs relating to this agreement amounted to Ps.27 million.

SACDE S.A.

During 2018, due to the agreement between the Argentine Government and Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. (“SACDE”) for the construction of the Presidente Perón highway extension, Edenor received requests from SACDE for relocating certain facilities owned by the Company located in areas that potentially impede the highway’s construction. As stipulated in Edenor’s Concession Agreement, SACDE will pay the entire cost of the removals in question as the requesting party. Therefore, the projects and permits area of the Company’s Operations Department prepared the respective works budgets in accordance with the effective price list, the related percentages for contingencies, Edenor’s fee for the project for providing works oversight and associated electric operations, in addition to the estimated time period for the completion of the works. As SACDE is a related party pursuant to the CML, the aforementioned works contracts were approved by the Board of Directors at the corresponding board meetings held on April 25, 2018 and January 30, 2019.

FIDUS S.G.R.

On December 4, 2018, the Company’s Board of Directors approved the contribution of funds to Fidus S.G.R. totalling Ps.25 million, in the capacity as protector partner and with the scope set forth in Law No. 24,467.

Furthermore, on December 21, 2020, the contribution made as protector partner was refunded to the Company.

CREAURBAN S.A.

In April 2020, the Company and Creaurban S.A. entered into an agreement on the execution of the architectural project in the Company’s new sector located at 940 Austria Norte. In October 2020, an amendment to the original agreement was made, pursuant to which the originally agreed-upon deadlines, amounts and scope were extended. The total values of the aforementioned work, which is expected to reach completion on December 31, 2021, amount to Ps.349.3 million. As of December 31, 2020, the Company has made a down payment of Ps.26.5 million.

Item 8.	Financial Information

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

Legal Proceedings

In the ordinary course of our business, we participate as plaintiff and defendant in various types of lawsuits. Our management evaluates the merit of each claim and assesses its possible outcome, recording a reasonable allowance in our financial statements for the contingencies related to the claims filed in the lawsuits against the Company. As of December 31, 2020, we had established provisions in the aggregate amount of Ps.2,789 million to cover potential losses from such claims and legal proceedings. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

We are not aware of any other contingencies that are reasonably possible and, as of December 31, 2020, there were no losses in excess of the contingencies that we recognized in our Financial Statements as of and for the year ended December 31, 2020.

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

During 2020, the evidence was offered and the allegations were presented. Prior to the issuance of the judgement, the case was sent to the Fiscal Agent. The dismissal based on lack of standing and expiration have been deferred and will be considered at the final judgment. The ADDUC case (see below), which has not yet reached trial, will be considered together with these actions. Once both cases reach identical procedural conditions, a single judgement will be issued. This proceeding is not projected to conclude during 2021.

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

On October 16, 2020, the National Court of Appeals for Federal Administrative Matters upheld the decision of the lower court, with costs, rejecting the lack of standing filed by Edenor S.A. The file is ready to be opened for evidence. The proceeding is not expected to be concluded during 2021.

c.	Legal action brought by the Company (“Edenor S.A. vs ENRE Resolution No. 32/11”)

On February 9, 2011, we challenged Resolution No. 32/11 of the ENRE, which, in the context of the power cuts that occurred between December 20 and December 31, 2010, established the following:

- that the Company be fined in the amount of Ps.0.8 million due to its failure to comply with the obligations arising from the Concession Agreement and Section 27 of Law No. 24,065.

- that the Company be fined in the amount of Ps.0.4 million due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and Resolution No. 905/1999 of the ENRE; and

- that our users be paid the following amounts as compensation for the power cuts suffered: Ps.180 to each small-demand residential user who suffered power cuts that lasted more than 12 continuous hours, Ps.350 to each of those who suffered power cuts that lasted more than 24 continuous hours, and Ps.450 to each of those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to user facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

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

In February 2020, the withdrawal of the action and of the right was filed, which is pending resolution.

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

Simultaneously, in the main proceeding, the Company (with the Argentine Government’s consent), on September 16, 2019, submitted a waiver of the action and the right, declaring that the facts disputed in the proceeding amounted to Ps.6,900 million. As a result, the payment of the justice fee was integrated, which amounted to Ps.207 million. The proceeding was sent to the Treasury for review and approval purposes. Before that, the Treasury requested to attach the liquidation of the amounts that integrated the reconciled capital. The Company answered such request timely, explaining the different items and amounts included in the liquidation. As of December 31, 2020, the Treasury has not pronounced itself nor have the proceedings returned to the court.

It is expected that the proceeding will be concluded during 2021.

e.	Legal action brought by the Company (Study, Review and Inspection of Works in public spaces “TERI”)

In December 2015, the Company filed a petition for a declaratory judgment and requested injunctive relief with the City of Buenos Aires Courts in Contentious and Tax-Related Matters (Fuero Contencioso Administrativo y Tributario de la Ciudad de Buenos Aires), in connection with a claim by the City of Buenos Aires against Edenor with respect to an alleged local tax liability (relating to the Study, Review and Inspection of Works in Public Spaces Fees, the “TERI”). The injunctive relief requested aims at suspending the foreclosure proceedings initiated by the City of Buenos Aires and avoiding an attachment on the Company’s assets. As of the date of the filing of the petition, the City of Buenos Aires’ claim amounted to Ps.96.8 million.

In our opinion, such local taxes are not applicable under federal regulations and case law. The Company’s management and its external counsel understand that there are reasonable grounds to believe that Edenor should prevail on this matter.

f.	AGIP’s claim. Determinative Resolution N° 3417/DGR//17

By Determinative Resolution No. 3417/DGR/17 issued on December 5, 2017, the AGIP claims Edenor alleged differences in the contribution impacting on electricity companies. The difference is based on the content of the tax base of the Contribution, which the AGIP asserts is made up of the Company’s monthly income from the sale of electricity, without admitting the deduction for the sale of energy to railroads, pursuant to the federal laws that govern the Contribution. Through Resolution 3417/17, the General Tax Collection authority: a) challenged the tax returns submitted by Edenor in connection with “Contributions impacting Electricity Companies in relation to the fiscal periods in 2011 (1st to 12th monthly advances), 2012 (1st to 12th monthly advances) and 2013 (1st to 12th monthly advances); b) determined ex officio the taxable matter and the resulting tax from the taxpayer for the 2011, 2012 and 2013 fiscal years for a total amount of Ps.0.2 million plus interest; c) established that for the income obtained with respect to the activity “Electric power distribution and commercialization services,” the Company should pay the mentioned Contribution at a rate of 6% for the 2011, 2012 and 2013 fiscal years, and d) Imposed a fine of Ps.0.2 million on Edenor.

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

g.	AFIP Administrative Procedure – Social Security Resources. Rate differential application Decree 814/2001.

By Administrative Resolution No. 236/2018 DV TJGE (DI RSGE), AFIP alleged differences in the application of the rate determining the Social Security Contributions entered on the staff payroll, for the period between December 2011 and December 2016, for a total amount of Ps.626 million plus interest and a fine imposed of Ps.181.8 million. The Company submitted an appeal on August 3, 2018, which, as of the date of this annual report, is still pending. In addition, on December 2, 2019, the Company was notified of the settlement of adjustments with respect to differences in the application of the above-mentioned rate, but for the period between January 2017 and June 2019 for a total amount of Ps.566 million plus interest and a fine imposed of Ps.252.4 million. The Company submitted an appeal on December 23, 2019, which, as of the date of this annual report, is still pending.

Also, as of the date of this annual report, the administrative proceeding for the last period subject to discussion by the AFIP covering from July to November 2019, both months inclusive, for an amount of Ps. 50.6 million, plus interest and penalty, has not been initiated.

h.	Legal action brought by the Company (“Edenor S.A. vs Ribera Desarrollos S.A.”)

With regard to the real estate asset to be constructed, acquired by the Company in November 2015, the subsequent termination of the agreement due to RDSA’s default in August 2018 and the respective legal actions brought by the Company against the seller and the insurance company, and with respect to the settlement agreement dated September 30, 2019 that the Company entered into with Aseguradores de Cauciones S.A., the following recent events stand out:

•	With regard to the U.S.$.1 million receivable resulting from the agreement with Aseguradora de Cauciones S.A., the Company has received to date the payment of U.S.$.370,000. The remaining balance for U.S.$630,000 will be collected in five quarterly installments according to a new payment schedule agreed upon between the Company and the insurance company. As of the date of this annual report we have received two payments for a total amount of U.S.$100.000 each of the remaining balance.

•	With regard to RDSA reorganization proceedings, the Company has filed ancillary proceedings for review of the amount declared inadmissible, relating to the contractually agreed-upon penalty clause. The ancillary proceedings for review have been rejected by the Court, decision which the Company has appealed to the Court of Appeals in Commercial Matters, where it is pending resolution. Due to the COVID 19 pandemic declared by the WHO on March 11, 2020 and the mandatory and preventive social isolation ordered by Decree 297/2020, and the subsequent extensions thereof, the originally set procedural time limits have been extended, and the exclusivity period in order for the reorganization debtor to propose one or more reorganization plans and obtain the consent required by law for the confirmation of the eventual agreement are currently underway.

Finally, as a result of the assessment of different alternatives aimed at the recovery of the referred to claim, on January 18, 2021, the Company’s Board of Directors accepted the “Offer for the Assignment of the Claim in Litigation” made by Creaurban S.A., whereby Edenor assigns and transfers the claim, under the terms of section 1,614 and subsequent sections of the Civil and Commercial Code.

By virtue of the assignment, Creaurban S.A. will assume the consequences and results deriving from the reorganization proceedings, the claim in litigation and/or any other action or arrangement deriving from the claim to collect the claim in litigation; whereas the Company agrees to immediately give Creaurban S.A., with no deductions whatsoever, any amount or assets received on account of the referred to claim.

The assignment of the claim was agreed for a value of: (i) Ps.400 million, which was paid by Creaurban S.A. on January 27, 2021; plus (ii) an additional contingent price determined in meters that will be of 30% of the square meters to which the holder of the claim would be entitled if an Internal Rate of Return of at least 15% per annum after taxes were applied to the New Tower Project, after having deducted the New Tower’s development and construction costs and the commitments of the trust and the repayment of the mortgage loan with Banco Patagonia S.A. To be valid, the assignment was subject to the acceptance by Banco Comafi S.A. of an offer under similar terms, a condition which was met on January 19, 2021, with the offer of assignment thus becoming accepted by Edenor.

The collected Ps.400 million was recognized as a gain in January 2021, inasmuch as an allowance had been set up for the full amount of the claim in litigation.

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

As of December 31, 2020, we have 31,380,871 treasury shares. The acquisition cost of such shares in the market, in accordance with the provisions of Title IV, Chapter III, article 3.11.c of the CNV’s Rules, restricts the amount of the realized and liquid gains that we may distribute to our shareholders.

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

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Year	High	Low	High	Low
2016	22.20	9.38	27.98	13.44
2017	45.75	21.75	52.00	28.63
2018	62.10	38.60	62.55	19.60
2019	56.50	15.20	29.60	4.25
2020	30.55	13.40	5.99	2.83

The following tables set forth, for the periods indicated, the reported high and low sales prices for our shares on the BASE and the reported high and low sales prices for the ADSs on the NYSE.

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2019
First Quarter	56.50	42.50	29.60	19.10
Second Quarter	43.50	36.80	19.73	16.73
Third Quarter	44.70	15.20	21.40	5.26
Fourth Quarter	26.80	16.25	7.21	4.25

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2020
First Quarter	24.70	13.40	5.99	2.96
Second Quarter	28.65	13.70	4.83	2.83
Third Quarter	28.00	18.65	4.57	2.93
Fourth Quarter	30.55	21.50	4.24	2.88

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2020
November	28.90	25.95	3.74	3.23
December	29.70	24.85	4.24	3.48
2021
January	28.10	25.70	3.88	3.39
February	28.45	26.40	4.00	3.45
March	27.70	25.15	3.83	3.35
April (1)	27.40	25.95	3.69	3.52

(1)	Represents the corresponding sale prices from April 1 through April 23, 2021.

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

On December 29, 2016, the CNV authorized BYMA and on January 2, 2017, IGJ and CNV authorized the creation and operation of BYMA. Most of its capital stock is free float and 30 percent is owned by BASE.

The BYMA is the largest authorized market in Argentina. Pursuant to Resolution No. 18,629, the CNV authorized the BYMA to operate as an Authorized Market, and allowed BYMA to delegate certain of its rights and duties as a market in the BASE, including without limitation, the right to authorize the listing of issuers and securities in the BYMA, and the right to publish the daily market gazette.

In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Caja de Valores S.A. (“Caja de Valores”). Caja de Valores is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearing house for securities trading and as a transfer and paying agent for securities transactions. Additionally, Caja de Valores handles the settlement of securities transactions carried out by the BASE and operations the computerized exchange information system mentioned above.

BYMA incorporated 99.96% of Caja de Valores’ equity, and as a result, the operating cycle of the capital market industry is vertically integrated. At the technological level, BYMA acquired the Millennium Stock Exchange platform belonging to the London Stock Exchange group as a sign of its innovative vocation and with the aim of providing the best attention to its participants and investors. Millennium, a leading global technology provider in trading and post-trading software, currently serves the London, Milan, Oslo and Johannesburg Stock Exchanges, among others.

Although companies may list all of their capital on the BYMA or any other Authorized Market, controlling shareholders in Argentina typically retain the majority of a company’s capital stock, resulting in a relatively small percentage of active trading of the companies’ stock by the public on any such Authorized Market.

Securities may also be listed and traded through over-the-counter market brokers who are linked to an electronic reporting system. The activities of such brokers are controlled and regulated by MAE, an electronic over-the-counter market reporting system that functions independently from the BYMA. Under an agreement between the BASE and the MAE, trading in equity and equity-related securities is conducted exclusively on the BASE (now BYMA) and trading in corporate debt securities is conducted on both the S&P MERVAL/BASE (now BYMA) and the MAE. Trading in Argentine Government securities, which are not covered by the agreement, may be conducted on either or both of the BYMA and the MAE. The agreement does not extend to other Argentine exchanges.

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

On April 13, 2000, the Argentine Congress passed Law No. 25,246, subsequently amended by Laws No. 26,087, 26,119, 26,268, 26,683, 26,733, 26,734 and Decree No. 27/2018 (the “Anti-Money Laundering Law”) which typifies money laundering as a crime. Additionally, such law, which amended several sections of the Argentine Criminal Code, has established sanctions for the ones incurring in such illicit activity and has created the Unidad de Información Financiera (“UIF”), which depends on the Ministry of Economy.

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

As previously mentioned, the Anti-Money Laundering Law created the Unidad de Información Financiera (“UIF”), which is in charge of the analysis, supervision and conveyance of information in order to prevent the laundering of assets obtained from: (i) Crimes related to illegal traffic and commercialization of narcotics (Law No. 23,737); (ii) Crimes related to arms trafficking (Law No. 22,415); (iii) Crimes related to the activities of an illegal association as defined in Article 210 bis of the Argentine Criminal Code; (iv) Illegal acts committed by illegal associations (Article 210 of the Argentine Criminal Code) organized to commit crimes with political or racial motivation; (v) Crimes of fraud against the Public Administration (Article 174, Section 5 of the Argentine Criminal Code); (vi) Crime against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of Book Two of the Argentine Criminal Code; and (vii) Crimes of underage prostitution and child pornography under Articles 125, 125 bis and 128 of the Argentine Criminal Code.

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

Pursuant to the same criteria that underlies the aforementioned law, in 2012, the office of the Attorney General issued the Resolution No.914/12, which created the prosecution office specialized in economic crimes and money laundering (Procuraduría de Criminalidad Económica y Lavado de Activos –PROCELAC-). As the PROCELAC has no competence to apply sanctions, its main role is to collaborate with the Federal Prosecutors in the crime investigation and in receiving complaints in order to initiate preliminary investigations.

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

On the other hand, with the issuance of Resolution No. 21/2018, as amended, the responsibility of the Obliged Subjects in the Capital Market Sector has been included in order to identify and evaluate the risks that they are exposed to and, as a result, to adopt administrative measures for mitigating them, in order to more effectively prevent money laundering. In accordance with this standard, the Obliged Subjects in the Capital Market Sector must have KYC policies, which must be applied according to the risk rating resulting from the implemented risk model. Within this framework, individuals are enabled to implement reputable technological platforms, which allow carrying out long-distance procedures without the need to present documentation in person, without this conditioning the fulfilment of due diligence duties.

In accordance with Annex I of the UIF Resolution No. 154/2018 (which established the supervision and inspection mechanism of the UIF), both the BCRA and the CNV are considered “Specific Controllers”. Therefore, they must collaborate with the UIF in complying with the procedures for the prevention of money laundering and finance of terrorism implemented by the obligated subjects subject to its control. For these purposes, they are empowered to supervise, monitor and inspect such entities. The refusal, obstruction or obstruction of inspections by the obliged subjects may result in penalties by the UIF, CNV or the BCRA. Both UIF Resolution No. 30/2017, as amended, as well as the BCRA regulations require banks to take certain minimum precautions to prevent money laundering. In August 2018, as provided by the UIF Resolution No. 97/2018, the regulation of the BCRA's duty of collaboration with the UIF were readjusted in accordance with the guidelines established in UIF Resolution No. 30/2017 regarding the procedures of supervision followed by financial and exchange entities.

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

On April 6, 2018, the Argentine Executive Power issued Decree No. 277/18, which regulates the Corporate Criminal Liability Law, providing that the Anticorruption Office of the Ministry of Justice and Human Rights will establish the guidelines to comply with the Corporate Criminal Liability Law’s provisions related to the Integrity Program. On October 4, 2018, the Anticorruption Office issued Resolution No. 27/2018, which approved the “Integrity’s Guidelines for the best compliance of sections 22 and 23 of the Corporate Criminal Liability Law”.

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

Corporate Purpose

Article 4 of our by-laws establishes that our corporate purpose is to engage in the distribution and sale of electricity within our concession area. We can also acquire the capital stock of other electricity distribution companies, subject to regulatory approval, lease our network to provide power line communication or other voice, data and image transmission services, and render operating, advisory, training, maintenance, consultancy, management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by us or through subsidiaries or affiliates. In addition, we may act as trustees of trusts created under Argentine law to the extent they are related to credit facilities granted to vendors and service providers acting in the distribution and sale of electricity who have guarantees granted by reciprocal guaranty companies owned by us.

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

In 2008, we acquired 9,412,500 Class B treasury shares with a nominal value of Ps.1.0 in nominal currency, equivalent to Ps.6.9 in current currency. The amount disbursed to acquire these shares totaled Ps.6.1 million in nominal currency, equivalent to Ps.41.9 million, which was deducted from unappropriated retained earnings of the equity attributable to the owners of the Company at that date. As of December 31, 2017, the Company owned 7,794,168 shares, and 1,618,332 shares were delivered as additional remuneration in favor of executive directors and managers for special processes developed during the year 2016 (See “Item 7. Major Shareholders and Related Party Transactions - The Company’s Share-based Compensation Plan”).

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

As of December 31, 2020 and 2019 the Company owned 31,380,871 shares, held as treasury stock. In April, 2021, 246,451 shares were delivered as additional remuneration to executive directors and managers in connection with the compensation plan mentioned above.

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

Registration Requirements of Foreign Companies Holding Class B Shares

Under Argentine regulations, foreign companies that hold shares directly (and not indirectly through ADSs) in an Argentine company must register with the IGJ to exercise certain shareholder rights, including voting rights. The registration requires the filing of certain corporate and accounting documents in order to demonstrate that the foreign shareholder is not a special purpose vehicle organized solely to conduct business in Argentina that it is entitled to conduct business in its place of incorporation and meets certain foreign assets requirements.

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

Notices of Meetings

Notices of shareholders’ meetings are governed by the provisions of Argentine Corporations Law. Furthermore, notice of shareholders’ meetings must be published for five days in the Official Gazette, in an Argentine newspaper of wide circulation and in the bulletin of the BASE, at least 10 but not more than 30 days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If quorum is not available at such meeting, a notice for a second meeting, which must be held within 30 days of the date on which the first meeting was called, must be published for 3 days, at least 8 days before the date of the second meeting. Notices of shareholders’ meetings may be published simultaneously for the second meeting to be held on the same day as the first meeting, only in the case of ordinary meetings and special shareholder’s meetings of a relevant class of shares. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote of shares entitled to vote.

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

The following is a summary of the main measures taken by the BCRA with the purpose of regulating inflows and outflows in the MLC to maintain the exchange rate stability and protect international reserves in view of the high degree of uncertainty and volatility in the exchange rate by tightening exchange controls and restrictions on the inflow and outflow of foreign exchange. In this regard, in 2020, the BCRA issued a series of communications (including, but not limited to, Communications “A” 7001, 7030, 7042, 7052, 7068, 7106, 7142 and 7152), which introduced restrictions associated, among other factors, with transactions with stock market assets by companies and the disposal of liquid foreign assets, thus imposing further restrictions on access to the MLC.

In main, it provided for the obligation to file an affidavit to access the MLC without BCRA’s prior authorization, certifying that all foreign-currency holdings in the country are deposited in accounts with local financial institutions and that it does not have liquid foreign assets available for an amount equivalent to or higher than U.S.$.100,000. In case such liquid foreign assets exceed the amount of U.S.$.100,000, an additional affidavit should be submitted.

To such effects, the term “liquid foreign assets” will comprise, among others: holdings of foreign currency notes and coins, holdings of gold in the form of good delivery bars or coins, demand deposits in foreign financial institutions and other investments allowing for the immediate availability of foreign currency (for example, investments in foreign public securities, funds in investment accounts deposited with investment managers located abroad, crypto assets, funds deposited in payment service providers’ accounts, etc.). On the other hand, the following will not be considered available liquid foreign assets: funds deposited abroad which may not be used by the customer as they are reserve or guarantee funds created under foreign debt contracts, or funds kept as collateral for foreign transactions with derivatives entered into abroad.

Furthermore, it established the obligation to enter and settle in the MLC, in case access has been requested and within a term of five business days after they become available, foreign funds originated from the collection of loans granted to third parties, the collection of time deposits or the sale of any kind of asset, in case the asset has been acquired, the deposit has been made or the loan has been granted after May 28, 2020;

As regards transactions with stock market assets, it established: (i) the restriction, as from the moment access to the MLC is requested, to perform security sales transactions to be settled in foreign currency or their transfer to depository institutions abroad for a term of 90 days before and after the request, and the filing of an affidavit in this respect; and (ii) that transactions with securities concerted abroad and securities acquired abroad may not be settled in pesos in the country.

Regarding imports, BCRA’s prior authorization to access the MLC is required to make payments for the import of certain goods abroad or to cancel the principal of debts originating from the import of goods by companies. Additionally, and before executing payments for the import of goods, entities should verify that the affidavit requested to the customer is compatible with BCRA’s existing data.

With respect to payments related to foreign financial indebtedness or debt securities registered in Argentina denominated in foreign currency and in excess of U.S.$.1,000,000 with principal maturities schedules between October 15, 2020 and December 31, 2021, the BCRA established the obligation to submit a refinancing plan, based on the following criteria: (i) access to the MLC for up to 40% of the principal amount, within the original term; and (ii) the refinancing of the principal balance, through new foreign indebtedness with an average life of 2 years. Within the framework of this refinancing process, access to the MLC is allowed for the early cancellation of principal, interest or debt swaps up to 45 calendar days before the maturity date, provided all requirements set forth by the regulation have been verified.

In January, 2021, BCRA issued Communication “A” 7196 by which provided, among other modifications, measures aiming to make regulations more flexible so as to facilitate the exchange or financing of foreign private-sector liabilities that have been entered and settled through the MLC and concerted as from January 7, 2021, such as: (i) the extension of the term before the maturity date to access the MLC for the cancellation of principal and interest of foreign financial debts or debt securities publicly registered in the country and denominated in foreign currency; and (ii) the possibility to accumulate funds originating from the collection of goods and services exports in foreign and/or domestic accounts destined to guarantee the payment of maturities of debts concerted as from January 2021, among others.

For more information regarding Argentina’s foreign exchange policies, you should seek advice from your legal counsel and read the applicable rules mentioned herein, including their amendments, which can be found at the following websites: www.infoleg.gov.ar and the Central Bank’s website: www.bcra.gov.ar. The information contained on these websites is not part and shall not be deemed incorporated into, this annual report.

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

Although there is no income tax treaty between Argentina and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of common shares or ADSs.

Argentine Tax Considerations Capital gains tax

Resident individuals.

The Law No. 27,430 provides for the taxation of Argentine resident individuals’ income from the sale, exchange or other disposition of shares will be subject to income tax rate of 15%.

On December 29, 2017, the Executive Power promulgated and put into effect through Decree 1112/2017 a tax reform enacted in the National Congress through Law No. 27,430 (the “Tax Reform”), which establishes an exemption for individuals tax residents on the sale of shares that are publicly traded in stock exchanges under the supervision of the Argentine Securities and Exchange Commission (the “CNV”).

Foreign beneficiaries.

Pursuant to the Law No. 27,430, all income resulting from the purchase and sale, exchange or other disposition of shares and other securities earned by foreign beneficiaries will be exempt of the Income Tax, if they are listed on stock exchanges or securities markets and/or have an authorization for public offering under the supervision of the CNV and the foreign beneficiaries do not reside in or the funds not arising from “non-cooperating jurisdictions”. In case that the disposition does not meet the former requirements, the income obtained by foreign individual and legal entities will be taxable at a 13,5% rate on the gross price or 15% rate on the net capital gain (with the possibility of upgrading the cost of acquisitions from January 1, 2018 and onwards, considering the variation of the Internal Wholesale Price Index).

The non-cooperating jurisdictions list is prepared and published by the Argentine Executive Power. The United State of America is currently not a non-cooperating jurisdiction.

In the case the foreign beneficiaries reside in or the funds arise from “non-cooperating jurisdictions”, the exemption will not apply and income will be subject to income tax rate of 35% applied on a presumed net gain of the sale price.

The Tax Reform, effective as of January 1, 2018, specifies that in case of share certificates issued abroad that represent shares issued by Argentine companies (i.e., ADSs), the “source” is defined by the location of the original issuer of the shares. However, the tax will not be due if the publicly traded exemption described above applies in respect of the underlying shares.

Local entities.

Capital gains obtained by Argentine entities in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina derived from the sale, exchange or other disposition of our common shares or ADSs are subject to income tax at the rate of 30% for for the years 2018, 2019 and 2020 and at the rate of 25% for the fiscal periods starting January 1, 2021. Losses arising from the sale of our common shares or ADSs can be applied to offset such income.

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

Dividends to be distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, are to be subject to a tax treatment different from the one previously described, based on the enactment of a comprehensive tax reform -Law No. 27,430-, published in the Official Gazette on December 29, 2017, and generally effective since January 1, 2018.

Pursuant to Law No. 27,430, dividends and other profits paid in cash or in kind —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law, Sections 73 (a)(1), (2), (3), (6), (7) and (8), and Section 73(b) out of retained earnings accumulated in fiscal years starting on or after January 1, 2018, will be subject to withholding tax at a 7% rate (on profits accrued during fiscal years starting January 1, 2018 until January 1, 2021), and at a 13% rate (on profits accrued for the fiscal years starting thereafter), provided that they are distributed to Argentine resident individuals and foreign shareholders (including holders of common shares or ADSs).

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

Upgrade

The Tax Reform re-establishes the adjustment for inflation procedures in the Income Tax Law with the following rules: (i) inflation adjustment of new acquisitions and investments carried out from January 1, 2018 and onwards, considering the variation of the Internal Wholesale Price Index (in Spanish, Índice de Precios Internos al Consumidor Nivel General or IPC) supplied by the INDEC; and (ii) the application of an integral inflation adjustment mechanism when, the variation of the IPC is higher than 100% for the 36-month period before the end of the fiscal period or else, with respect to the first, second and third fiscal year of effectiveness, this procedure will be applicable in case the accumulated variation of the IPC, calculated from the beginning of the first of them and until the end of each year, exceeds fifty-five percent (55%), thirty percent (30%) and fifteen percent (15%) for the first, second and third year of application, respectively.

Personal assets tax

Argentine entities, such as us, are required to pay the personal assets tax corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares on December 31 of each year. The applicable tax rate is 0.25% and is levied on the equity value, or the book value, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine individuals and/or foreign shareholders or by withholding dividend payments. However, our Company has obtained an exemption based on Law No, 27.260 applicable to personal assets tax from 2016 to 2018. As of 2019, pursuant to Law No. 27,541, the applicable tax rate is 0.50%.

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

Other taxes

Commissions paid on brokerage transactions for the sale of our common shares on the BYMA are subject to VAT at a rate of 21%.

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

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, Norway, Qatar, Russia, Spain, Sweden, Switzerland, The Netherlands, United Arab Emirates, United Kingdom, and Uruguay (through an information exchange treaty that contains clauses for avoidance of double taxation). In addition, Argentina has signed tax treaties with Turkey, Luxembourg, Japan, Austria and China, but they are still pending to approval by the Argentine Congress. Additionally, tax treaties are being negotiated with Colombia and Israel, and amendments to the current tax treaty with Germany. An amendment to the current tax treaty with France is pending of approval by the Argentine Congress. There is currently an agreement between Argentina and the United States on the exchange of Country-by-Country Reports, but there is to date no tax treaty or convention in effect between both countries. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be exempted from the payment of the personal asset tax.

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

United States Federal Income Tax Considerations

This summary describes certain U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of ADSs. This summary applies to a holder only if such holder holds the ADSs as capital assets for tax purposes. This summary does not address the Medicare tax on net investment income the alternative minimum tax or under special timing rules prescribed under section 451(b) of the Code. This summary also does not apply to investors that are members of a class of holders subject to special rules, such as:

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

Subject to certain exceptions for short-term (60 days or less) positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 and 2020 taxable years. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2021 taxable year.

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

How do holders of ADSs vote?

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

As of December 31, 2020, we had no material exposure to commodity price risk, since they represented a minor part of our operating expenses. See Note 5 of our financial statements for further information.

Foreign Currency Risk

Our cash and deposits in U.S. Dollars amounted to U.S.$17 million as of December 31, 2020.

As of December 31, 2020, the potential loss to the Company that would result from a hypothetical 10% change in foreign currency exchange rates, after giving effect to the impact of the change on our assets and liabilities denominated in foreign currency as of December 31, 2020, was approximately Ps.819 million, primarily due to the increase in the principal amount of, and debt service payments on, our foreign currency indebtedness.

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

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2020 and 2019 -except for a loan applied for by the Company and granted by ICBC Bank as from October 2017 for a three-year term, cancelled in October 2020, at a six-month Libor rate plus an initial 2.75% spread, which was adjusted semi-annually by a quarter-point-, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the highest percentage of its indebtedness in instruments that accrue interest at fixed rates.

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	Year ended December 31,
	2020	2019	2018
	(in millions of Pesos)
Fixed rate:
US dollar	8,404	11,355	13,314
Sobtotal loans at fixed rates:	8,404	11,355	13,314
Floating rate:
US dollar	-	2,063	4,002
Sobtotal loans at floating rates:	-	2,063	4,002
Total loans:	8,404	13,418	17,316

Item 12.	Description of Securities Other than Equity Securities

Persons depositing common shares or holders of ADSs will be required to pay certain fees and expenses, as described in the table below, which the depositary is entitled to deduct prior to making any cash dividend or other cash distribution on the deposited shares.

Persons depositing common shares or ADS holders must pay:	For:
U.S.$.5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•        Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property

•        Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

U.S.$.0.02 (or less) per ADS	• Any cash distribution to the holder of the ADSs

Persons depositing common shares or ADS holders must pay:	For:
U.S.$.0.02 (or less) per ADS per year	• Depositary services
A fee equivalent to the fee that would be payable if securities distributed to the holder of ADSs had been common shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders
Registration or transfer fees	• Transfer and registration of common shares on our common share register to or from the name of the depositary or its agent when the holder of ADSs deposits or withdraw common shares.
Expenses of the depositary in converting foreign currency to U.S. Dollars
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
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

Our management has evaluated, under the supervision of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of December 31, 2020.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that Company's disclosure controls and procedures were effective as of December 31, 2020.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2020.

c)	Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report on the Company's effectiveness of internal control over financial reporting of the Company's independent registered public accounting firm because the Company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act. As a non-accelerated filer, we are not required to provide an attestation on the effectiveness of our internal control over financial reporting by our independent registered public accounting firm under the Sarbanes-Oxley Act or the requirements of the SEC promulgated thereunder.

d)	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Carlos Perez Bello, an independent member of our Board of Directors, under Argentine law and Rule 10A-3, is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities and Exchange Act of 1934. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Audit Committee”.

Item 16B.	Code of Ethics

Our company adopted a Code of Ethics in May 1999, which applies to all of our employees, including our principal executive, financial and accounting officers. Our Code of Ethics was further reviewed and updated in 2012, 2015, 2019 and 2020.

Our updated Code of Ethics continues to be applied. We posted a copy of our Code of Ethics on our website at http://www.Edenor.com.ar.

The Code provides a roadmap to how we expect to conduct ourselves and lays the foundation for delivering the service of excellence we set out to achieve.

The Code of Ethics is also available on both the integration, communication and management platform “Edenorcerca” and the platform where employee payslips are stored.

Item 16C.	Principal Accountant Fees and Services

Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers network) acted as our independent registered public accounting for the fiscal years ended December 31, 2020 and 2019. The chart below sets forth the services rendered to us by Price Waterhouse & Co. S.R.L. and the fees accrued in the last two years for those services (including related expenses), and breaks down these amounts by category of service in million of Pesos in constant currency:

	Year ended December 31,
	2020	2019
Audit fees	22	24
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	22	24

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

Not applicable.

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

N Under Argentine Law No. 19,550 (Commercial Companies Law) requires that the board meets at least once every three months.

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

Neither Argentine law nor Edenor’s bylaws require having a compensation committee. CNV recommends having one.

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

Within this framework, different incentive programs have been created for the Company’s executives, in order to align them with the Companies objectives and encourage them to fulfil their obligations in an equitable manner. Together with the Human Resources and General Management, the Implementation Committee approves, in an integrated and coordinated manner, the process to set remuneration by which, on an annual basis, all employees, including Managers, are evaluated in relation to the performance of their duties. The Issuer has established a fixed and variable remuneration scheme that is associated with the fulfilment of objectives and the degree of compliance with these objectives.

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

Under Argentine law, there is no requirement related to the financial expertise of the members of the audit committee. However, the members of Edenor’s audit committee have extensive corporate and financial experience. At least one member of the audit committee has sufficient expertise as an external auditor to be recognized by the Board of Directors of Edenor as an “audit committee financial expert” as defined in Item 16A of Form 20-F. In accordance with Edenor’s internal policies, Edenor’s audit committee must pre-approve all audit and non-audit services provided by external auditors.

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

Item 16H. Mine Safety Disclosures

Not applicable.

PART III

Item 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

Our financial statements are included in this annual report beginning on page F-1.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Estatutos sociales (corporate bylaws) of Empresa Distribuidora y Comercializadora Norte S.A. (English translation) (previously filed as Exhibit 3.1 to Edenor’s Registration Statement on Form F-1 (File No. 333-141894) on April 4, 2007 and incorporated by reference herein.)
2.1	Form of Deposit Agreement among Empresa Distribuidora y Comercializadora Norte S.A., The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts (previously filed as Exhibit 4.1 to Edenor’s Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-141894) on April 20, 2007 and incorporated by reference herein.)
2.2	Indenture dated October 9, 2007, between Empresa Distribuidora y Comercializadora Norte S.A., as Issuer, and The Bank of New York, as Trustee, Co-Registrar and Paying Agent, and Banco Santander Río S.A., as Registrar, Transfer and Paying Agent in Argentina and Representative of the Trustee in Argentina (previously filed as Exhibit 2.3 to Edenor’s Annual Report on Form 20-F (File No. 001-33422) on June 26, 2008 and incorporated by reference herein).

2.3	Registration Rights Agreement, dated October 9, 2007, between Empresa Distribuidora y Comercializadora Norte S.A. and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. as Representatives of the Initial Purchasers (previously filed as Exhibit 2.4 to Edenor’s Annual Report on Form 20-F (File No. 001-33422) on June 26, 2008 and incorporated by reference herein).
2.4	Indenture dated October 25, 2010, between Empresa Distribuidora y Comercializadora Norte S.A., as Issuer, and The Bank of New York, as Trustee, Co-Registrar and Paying Agent, and Banco Santander Río S.A., as Registrar, Transfer and Paying Agent in Argentina and Representative of the Trustee in Argentina (previously filed as Exhibit 2.5 to Edenor’s Annual Report on Form 20-F (File No. 001-33422) on June 6, 2011, and incorporated by reference herein).
2.D	Description of securities registered under Section 12 of the Securities Exchange Act of 1934.
12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima
/s/ Leandro Carlos Montero
Date: April 26, 2021	Name: Leandro Carlos Montero Title: Chief Financial Officer

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

Management conducted an evaluation of the effectiveness of Edenor S.A.’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013 Based on such evaluation, Management concluded that the Edenor S.A.’s internal control over financial reporting was effective as of December 31, 2020.

Date: March 9th, 2021.

/S/ RICARDO TORRES	/S/ LEANDRO CARLOS MONTERO
Ricardo Torres	Leandro Montero
Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (the “Company”) as of December 31, 2020 and 2019, and the related statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s current economic and financial situation raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of Property, Plant and Equipment

As described in Notes 6.c and 14 to the financial statements, as of December 31, 2020, the Company’s property, plant and equipment balance was $124.914 million. According to Note 6.c the Company analyzes the recoverability of its long-lived assets -including property, plant and equipment- on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of the long-lived assets, which is measured as the higher of value in use and fair value less costs to sell at the end of the period, may be impaired. As from the enactment by the authorities of the new measures, as described in Notes 1 and 2.b., the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated. The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration. Management’s cash flow projections included significant judgments and assumptions relating to the discount rate; nature, timing, and form of the electricity rate increases and/or recognition of cost adjustments; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates.

The principal consideration for our determination that performing procedures relating to impairment of property, plant and equipment is a critical audit matter is that there was significant judgment by management when developing the recoverable value measurement of the property, plant and equipment, which, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including the discount rate; nature, timing, and form of the electricity rate increases and/or recognition of cost adjustments; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist us in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the Company’s property, plant and equipment. These procedures also included, among others, testing management’s process for developing the value-in-use estimate; evaluating the appropriateness of the discounted cash flow model, as well as the mathematical accuracy of the calculations; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management relating to the discount rate; nature, timing, and form of the electricity rate increases and/or recognition of cost adjustments; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the energy distribution business, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist us in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rate. The procedures performed also included evaluating the sufficiency of the information disclosed in the financial statements regarding the evaluation of the recoverable amount of property, plant and equipment.

Company’s Going Concern Assessment

As described above and in Note 1 to the financial statements, the Company’s current economic and financial situation raises substantial doubt about its ability to continue as a going concern. The suspension of the electricity rate update, in spite of the constant increase of the operating costs and the investments necessary, both for the operation of the network and to maintain the quality of the service, in a context of inflation and sustained recession in which the Argentine economy has been since mid-2018 and the effects of the COVID-19 pandemic, has raised substantial doubt about the Company’s ability to continue as a going concern, which may result in the Company’s being obliged to defer certain payment obligations or being unable to meet expectations for salary increases or the increases recorded in third-party costs. As disclosed in Note 1, Management's plans in regard to these matters are also described. The financial statements have been prepared assuming that the Company will continue as a going concern. This matter is also described in the “Substantial Doubt About the Company’s Ability to Continue as a Going Concern” section of our report.

The principal considerations for our determination that performing procedures relating to the Company’s going concern assessment is a critical audit matter are the significant judgment by management when evaluating the uncertainty related to financial condition, operating results, cash flows and the effects of the COVID-19 pandemic on the Company’s business, which impacts the Company’s forecasted operating results. This, in turn, led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including the nature, opportunity and form of the electricity rate increases and/or cost adjustments recognition; demand for electricity projections; evolution of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority; and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist us in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls related to management's going concern assessment, including forecasting related to financial condition, operating results, cash flows and the estimated effects of the COVID-19 pandemic on the Company’s business. The procedures also included, among others (i) testing management’s process for forecasting operating results within one year after the date the financial statements are issued; (ii) evaluating the mathematical accuracy of the calculations; (iii) testing the completeness, accuracy, and relevance of underlying data used in the model; and (iv) evaluating the reasonableness of significant assumptions, including the nature, opportunity and form of the electricity rate increases and/or cost adjustments recognition; demand for electricity projections; evolution of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority; and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates. Professionals with specialized skill and knowledge were used to assist in evaluating whether the assumptions were reasonable considering the consistency with external market and industry data.

/s/ PRICE WATERHOUSE & CO. S.R.L.

______________________________

/s/ Reinaldo Sergio Cravero (Partner)

Autonomous City of Buenos Aires, Argentina

March 9, 2021.

We have served as the Company’s auditor since 2006.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Stated in millions of Argentine Pesos in constant currency – Note 3)

2020 FINANCIAL STATEMENTS

Legal Information		2
Statement of Comprehensive (Loss) Income		3
Statement of Financial Position		4
Statement of Changes in Equity		6
Statement of Cash Flows		7

Notes to the Financial Statements:
1 |	General information	9
2 |	Regulatory framework	11
3 |	Basis of preparation	16
4 |	Accounting policies	18
5 |	Financial risk management	28
6 |	Critical accounting estimates and judgments	34
7 |	Interest in joint ventures	37
8 |	Contingencies and lawsuits	37
9 |	Revenue from sales and energy purchases	38
10 |	Expenses by nature	40
11 |	Other operating income (expense)	41
12 |	Net finance costs	42
13 |	Basic and diluted earnings per share	42
14 |	Property, plant and equipment	43
15 |	Financial instruments	46
16 |	Right-of-use asset	48
17 |	Other receivables	48
18 |	Trade receivables	49
19 |	Financial assets at fair value through profit or loss	50
20 |	Financial assets at amortized cost	50
21 |	Inventories	51
22 |	Cash and cash equivalents	51
23 |	Share capital and additional paid-in capital	51
24 |	Allocation of profits	51
25 |	The Company’s Share-based Compensation Plan	52
26 |	Trade payables	52
27 |	Other payables	52
28 |	Deferred revenue	53
29 |	Borrowings	53
30 |	Salaries and social security taxes payable	55
31 |	Benefit plans	56
32 |	Income tax and deferred tax	58
33 |	Tax liabilities	60
34 |	Provisions	60
35 |	Related-party transactions	60
36 |	Keeping of documentation	63
37 |	Ordinary and Extraordinary Shareholders’ Meeting	63
38 |	Termination of agreement on real estate asset	64
39 |	Change of control	65
40 |	Financial statements translation into English language	65

Independent Auditors’ Report		66

2020 FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial Statements.

AMBA	Buenos Aires Metropolitan Area
BCRA	Central Bank of Argentina
BICE	Banco de Inversión y Comercio Exterior
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Company’s Own Distribution Cost
CSJN	Supreme Court of Justice of Argentina
CTLL	Central Térmica Loma de la Lata S.A.
DNU	Executive Order issued on the grounds of Necessity and Urgency
EASA	Electricidad Argentina S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FIDUS	FIDUS Sociedad de Garantías Recíprocas
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICBC	Industrial and Commercial Bank of China
IEASA	Integración Energética Argentina S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IMF	International Monetary Fund
MEM	Wholesale Electricity Market
MULC	Single Free Foreign Exchange Market
OSV	Orígenes Seguros de Vida S.A.
PBA	Province of Buenos Aires
PEN	Federal Executive Power
PESA	Pampa Energía S.A.
RDSA	Ribera Desarrollos S.A.
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
REM	Market Expectations Survey
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
WHO	World Health Organization

2020 FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-	of the Articles of Incorporation: August 3, 1992
-	of the last amendment to the By-laws: May 28, 2007 – Note 30

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

Interest held by the parent company in capital stock and votes: 55.14%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2020

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 23)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)	Includes 31,380,871 treasury shares as of December 31, 2020 and December 31, 2019.
(2)	Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

2020 FINANCIAL STATEMENTS

edenor

Statement of Comprehensive (Loss) Income

for the years ended December 31, 2020, 2019 and 2018

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.20	12.31.19	12.31.18

Revenue	9	91,316	122,437	117,120
Energy purchases	9	(57,930)	(77,649)	(66,721)
Subtotal		33,386	44,788	50,399
Transmission and distribution expenses	10	(19,866)	(21,980)	(22,842)
Gross margin		13,520	22,808	27,557

Selling expenses	10	(10,843)	(10,007)	(10,534)
Administrative expenses	10	(5,353)	(5,223)	(6,012)
Other operating income	11	2,200	2,364	1,903
Other operating expense	11	(2,045)	(3,479)	(3,438)
Impairment of property, plant and equipment	6.c	(17,396)	-	-
Gain from interest in joint ventures		-	2	3
Operating profit		(19,917)	6,465	9,479

Agreement on the Regularization of Obligations	2.d	-	23,270	-

Financial income	12	55	78	176
Finance costs	12	(9,276)	(9,205)	(10,416)
Other finance costs	12	(1,890)	(4,796)	(4,114)
Net finance costs		(11,111)	(13,923)	(14,354)

Monetary gain (RECPAM)		9,767	15,236	17,800

(Loss) Profit before taxes		(21,261)	31,048	12,925

Income tax	32	3,563	(14,530)	(3,930)
(Loss) Profit for the year		(17,698)	16,518	8,995

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	31	108	(10)	(12)
Tax effect of actuarial profit on benefit plans		(33)	3	4
Total other comprehensive results		75	(7)	(8)

Comprehensive (loss) profit for the year attributable to:
Owners of the parent		(17,623)	16,511	8,987
Comprehensive (loss) profit for the year		(17,623)	16,511	8,987

Basic and diluted (loss) profit per share:
(Loss) Profit per share (argentine pesos per share)	13	(20.23)	18.88	10.11

The accompanying notes are an integral part of the Financial Statements.

2020 FINANCIAL STATEMENTS

edenor

Statement of Financial Position

as of December 31, 2020 and 2019

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.20	12.31.19
ASSETS
Non-current assets
Property, plant and equipment	14	124,914	137,894
Interest in joint ventures	7	11	15
Right-of-use asset	16	280	355
Other receivables	17	42	35
Financial assets at amortized cost	20	239	-
Total non-current assets		125,486	138,299

Current assets
Inventories	21	1,873	2,623
Other receivables	17	624	394
Trade receivables	18	14,151	16,961
Financial assets at fair value through profit or loss	19	2,222	3,798
Financial assets at amortized cost	19	78	-
Cash and cash equivalents	22	4,362	558
Total current assets		23,310	24,334
TOTAL ASSETS		148,796	162,633

2020 FINANCIAL STATEMENTS

edenor

Statement of Financial Position

as of December 31, 2020 and 2019 (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.20	12.31.19
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	23	875	875
Adjustment to share capital	23	36,404	36,404
Treasury stock	23	31	31
Adjustment to treasury stock	23	782	782
Additional paid-in capital	23	504	504
Cost treasury stock		(3,053)	(3,053)
Legal reserve		2,581	1,755
Voluntary reserve		42,690	26,998
Other comprehensive loss		(218)	(294)
Accumulated (losses) profits		(17,698)	16,518
TOTAL EQUITY		62,898	80,520

LIABILITIES
Non-current liabilities
Trade payables	26	521	503
Other payables	27	6,285	5,472
Borrowings	29	8,261	11,159
Deferred revenue		1,471	368
Salaries and social security payable	30	303	327
Benefit plans		749	713
Deferred tax liability	32	23,709	27,300
Provisions	34	2,431	2,808
Total non-current liabilities		43,730	48,650
Current liabilities
Trade payables	26	33,019	17,288
Other payables	27	2,999	4,895
Borrowings	29	143	2,259
Derivative financial instruments		1	279
Deferred revenue		37	7
Salaries and social security payable	30	3,734	3,278
Benefit plans		84	70
Income tax payable	32	-	2,681
Tax liabilities	33	1,793	2,415
Provisions	34	358	291
Total current liabilities		42,168	33,463
TOTAL LIABILITIES		85,898	82,113

TOTAL LIABILITIES AND EQUITY		148,796	162,633

The accompanying notes are an integral part of the Financial Statements.

2020 FINANCIAL STATEMENTS

edenor

Statement of Changes in Equity

for the years ended December 31, 2020, 2019 and 2018

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive loss	Accumulated (losses) profits	Total equity
Balance at December 31, 2017	899	37,036	7	150	482	-	320	768	-	(279)	18,796	58,179

Change of accounting standard - Adjustment by model of expected losses IFRS 9	-	-	-	-	-	-	-	-	-	-	(126)	(126)
Balance at December 31, 2017 restated	899	37,036	7	150	482	-	320	768	-	(279)	18,670	58,053
Other reserve constitution - Share-bases compensation plan	-	-	-	-	-	-	-	-	22	-	-	22
Payment of Other reserve constitution - Share-bases compensation plan	-	2	-	(2)	22	-	-	-	(22)	-	-	-
Acquisition of own shares	(16)	(350)	16	350	-	(2,237)	-	-	-	-	-	(2,237)
Other comprehensive results for the year	-	-	-	-	-	-	-	-	-	(8)	-	(8)
Profit for the year	-	-	-	-	-	-	-	-	-	-	8,995	8,995
Balance at December 31, 2018	883	36,688	23	498	504	(2,237)	320	768	-	(287)	27,665	64,825

Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019	-	-	-	-	-	-	1,435	26,230	-	-	(27,665)	-
Acquisition of own shares	(8)	(284)	8	284	-	(816)	-	-	-	-	-	(816)
Other comprehensive results for the year	-	-	-	-	-	-	-	-	-	(7)	-	(7)
Profit for the year	-	-	-	-	-	-	-	-	-	-	16,518	16,518
Balance at December 31, 2019	875	36,404	31	782	504	(3,053)	1,755	26,998	-	(294)	16,518	80,520

Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020 (Note 30)	-	-	-	-	-	-	826	15,692	-	-	(16,518)	-
Other comprehensive results for the year	-	-	-	-	-	-	-	-	-	76	-	76
Loss for the year	-	-	-	-	-	-	-	-	-	-	(17,698)	(17,698)
Balance at December 31, 2020	875	36,404	31	782	504	(3,053)	2,581	42,690	-	(218)	(17,698)	62,898

The accompanying notes are an integral part of the Financial Statements.

2020 FINANCIAL STATEMENTS

edenor

Statement of Cash Flows

for the years ended December 31, 2020, 2019 and 2018

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.20	12.31.19	12.31.18
Cash flows from operating activities
(Loss) Profit for the year		(17,698)	16,518	8,995

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	14	6,506	6,295	5,362
Depreciation of right-of-use assets	16	321	223	-
Loss on disposals of property, plants and equipments	14	151	86	281
Net accrued interest	12	9,240	9,107	10,378
Income from customer surcharges	11	(1,550)	(1,567)	(1,385)
Exchange difference	12	2,955	5,674	5,506
Income tax	32	(3,563)	14,530	3,930
Allowance for the impairment of trade and other receivables, net of recovery	10	4,183	1,844	2,046
Adjustment to present value of receivables	12	129	104	1
Provision for contingencies	34	683	1,861	1,516
Changes in fair value of financial assets	12	(989)	(383)	(1,473)
Accrual of benefit plans	10	477	357	235
Net gain from the repurchase of Corporate Notes	12	(415)	(622)	(10)
Gain from interest in joint ventures		-	(2)	(3)
Income from non-reimbursable customer contributions	11	(26)	(9)	(12)
Other reserve constitution - Share bases compensation plan		-	-	22
Termination of agreement on real estate asset		-	(164)	-
Other financial results		206	200	-
Impairment of property, plant and equipment		17,396	-	-
Agreement on the Regularization of Obligations	2.d	-	(23,270)	-
Monetary gain (RECPAM)		(9,767)	(15,236)	(17,800)
Changes in operating assets and liabilities:
Increase in trade receivables		(3,823)	(5,164)	(4,463)
(Increase) Decrease in other receivables		(350)	1,172	1,746
Decrease (Increase) in inventories		33	(687)	(1,716)
Increase in financial assets at amortized cost		(317)	-	-
Increase in deferred revenue		1,259	-	185
(Decrease) Increase in trade payables		(296)	5,139	2,602
Increase in salaries and social security payable		1,711	1,225	1,184
Decrease in benefit plans		(14)	(61)	(116)
(Decrease) Increase in tax liabilities		(91)	1,341	(1,079)
Decrease in other payables		(54)	(976)	6,741
Derivative financial instruments payments		(290)	-	-
Decrease in provisions	34	(117)	(133)	(681)
Payment of income tax payable		(2,420)	(3,572)	(1,855)
Subtotal before variation in debt with CAMMESA		3,470	13,830	20,137
Increase in past due commercial debt with CAMMESA		13,866	-	-
Net cash flows generated by operating activities		17,336	13,830	20,137

2020 FINANCIAL STATEMENTS

edenor

Statement of Cash Flows

for the years ended December 31, 2020, 2019 and 2018 (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.20	12.31.19	12.31.18
Cash flows from investing activities
Payment of property, plants and equipments		(9,847)	(12,755)	(17,309)
Net collection of financial assets		-	2,220	(4,908)
Redemtion net of money market funds		2,583	3,441	4,840
Mutuum charges granted to third parties		35	196	-
Mutuum payments granted to third parties		-	(135)	(240)
Collection of receivables from sale of subsidiaries		10	14	185
Net cash flows used in investing activities		(7,219)	(7,019)	(17,432)

Cash flows from financing activities
Payment of borrowings		(750)	(2,169)	-
Payment of lease liability		(686)	(291)	-
Payment of interests from borrowings		(918)	(1,545)	(1,366)
Repurchase of Corporate Notes		(3,798)	(2,084)	(786)
Acquisition of own shares		-	(816)	(2,237)
Net cash flows used in financing activities		(6,152)	(6,905)	(4,389)

Increase (decrease) in cash and cash equivalents		3,965	(94)	(1,684)

Cash and cash equivalents at the beginning of year	22	558	58	256
Exchange differences in cash and cash equivalents		(364)	597	327
Result from exposure to inflation		203	(3)	1,159
Increase (decrease) in cash and cash equivalents		3,965	(94)	(1,684)
Cash and cash equivalents at the end of the year	22	4,362	558	58

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(1,226)	(746)	(1,417)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(246)	(579)	-

Decrease of property, plant and equipment through increased other receivables		-	-	920

The accompanying notes are an integral part of the Financial Statements.

2020 FINANCIAL STATEMENTS NOTES
Note	1 | General information

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

As a consequence of the merger processes of EASA and its parent IEASA with and into CTLL, and, in turn, of the latter with and into PESA, formalized in 2018, at present, PESA is the controlling company of edenor (Note 39).

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

The Company’s economic and financial situation

In the last five fiscal years, the Company recorded negative working capital. This situation is due mainly to the suspension of the electricity rate update from February 2019 to date, in spite of the constant increase of the operating costs and the investments necessary, both for the operation of the network and to maintain the quality of the service, in a context of inflation and sustained recession in which the Argentine economy has been since mid-2018. The Company has been significantly affected by such freeze on electricity rates, therefore, its revenues are at December 2018 values, in spite of the high levels of inflation experienced over the past three years making it uncertain when the update of costs will be finally recognized.

Additionally, this situation was exacerbated by the effects of the COVID-19 pandemic, which has had a severe social, economic and financial impact. Most of the world’s countries implemented exceptional actions, which had an immediate impact on their economies, as rapidly evidenced by the falls recorded in production and activity indicators. The governments’ immediate response to these consequences was the implementation of tax aids to sustain their citizens’ income and thereby reduce the risk of a breakdown in the chain of payments, with the aim of avoiding an economic and financial crisis.

With regard to the Company, significant impacts were generated that affected the economic and financial equation generated by the freeze on electricity rates even further, such as the increase in delinquency rates and the decrease in demand, as a consequence of which the Company’s Management was forced to partially postpone payments to CAMMESA for energy purchased in the Wholesale Electricity Market (“MEM”) as from the maturities taking place in March 2020; payment obligations which have been partially regularized, but as of December 31, 2020 accumulate a principal balance of $ 19,008, plus interest and charges for $ 2,376.

2020 FINANCIAL STATEMENTS NOTES

This whole situation is aggravated by a complex and vulnerable economic context, as reflected by the country’s economic conditions described below:

o      Economic contraction by an estimated 11.8% for 2020 (IMF – October 2020 World Economic Outlook Report);

o      Increase of both public spending and the fiscal deficit;

o      Inflation rate of 36% in 2020 that is expected not only to continue but in fact to increase over time;

o      41% devaluation of the Argentine peso against the United States dollar, considering the BNA’s rate of exchange, with the gap between the official and the blue-chip swap dollar exchange rates amounting to 67%;

o      Imposition of currency restrictions by the monetary authority, which directly affect the value of the foreign currency for certain restricted foreign exchange transactions taking place outside the MULC.

As for the currency restrictions, the BCRA’s prior authorization is required for certain transactions, such as the Company’s transactions associated with the payment of imports of goods from abroad that are necessary for the provision of the service, and debt service payments. These currency restrictions, or those to be implemented in the future, could affect the Company’s ability to access the MULC in order to acquire the foreign currency necessary to face its operating and financial obligations.

Additionally, DNU No. 1020 of December 16, 2020 extended until March 31, 2021 the freeze on electricity rates prescribed by Law No. 27,541 on Social Solidarity and Production Reactivation in the framework of the Economic Emergency enacted by the end of 2019, which authorized the PEN to keep electricity rates under federal jurisdiction unchanged, with the direct impact such extension has on the Company’s financial soundness.

Despite the previously described situation, it is worth pointing out that, in general terms, the quality of the electricity distribution service has been significantly improved, both in duration and frequency of power cuts. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the demand, the Company, as previously mentioned, is analyzing different measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact on the sources of employment, the execution of the investment plan, and the carrying out of the essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and safety.

Taking into consideration that the realization of the measures necessary to reverse the manifested negative trend depends on the occurrence of certain events that are not under the Company’s control, the Board of Directors has raised substantial doubt about edenor’s ability to continue as a going concern, which may result in the Company’s being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs (Note 2.b).

Despite what has been previously described, these financial statements have been prepared assuming that the Company will continue to operate as a going concern and do not include the adjustments or reclassifications that might result from the outcome of these uncertainties.

2020 FINANCIAL STATEMENTS NOTES

Note	2 | Regulatory framework

a)	Concession

The term of the concession is 95 years, which may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods. At the end of each management period, the Class “A” shares representing 51% of edenor‘s share capital, currently held by PESA, must be offered for sale through a public bidding. If PESA makes the highest bid, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if PESA is not the highest bidder, then the bidder who makes the highest bid shall pay PESA the amount of the bid in accordance with the conditions of the public bidding. The proceeds from the sale of the Class “A” shares will be delivered to PESA after deducting any amounts receivable to which the Grantor of the concession may be entitled. The current management period ends on December 31, 2021.

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

b)	Electricity rate situation

In 2020, the Company made different presentations to the ENRE with the estimates of the electricity rate schedules that were to be applied during the year according to the terms of the Electricity Rate Schedules Maintenance Agreement entered into by and between the Company and the Federal Government, disclosed in Note 2.b) to the Financial Statements as of December 31, 2019; however, the ENRE has instructed the Company not to applied them, in the framework of the economic emergency and in accordance with Law No. 27,541 on Social Solidarity and Production Reactivation.

At the date of issuance of these financial statements, the Company has duly submitted to the ENRE the adjustment request of its Own Distribution Costs (CPD), pursuant to the provisions of Appendix XV of ENRE Resolution No. 63/2017 “Procedure for determining the electricity rate schedule”, in accordance with the following detail:

Period	Date of application	CPD adjustment
Jan. 19 - Jun. 19	Aug. 19 (1)	19.05%
Jul. 19 - Dec. 19	Feb. 20	24.65%
Jan. 20 - Jun. 20	Aug. 20	12.97%

(1)    The CPD adjustment applicable in August 2019 was deferred until January 2020 by means of the Electricity Rate Schedule Maintenance Agreement, and was finally not applied.

2020 FINANCIAL STATEMENTS NOTES

The indicated CPD and the other concepts detailed in the “Electricity Rate Schedules Maintenance Agreement” entered into with the Federal Government on September 19, 2019, neither transferred to tariffs nor authorized to be collected by other means accumulate as of December 31, 2020 a total of approximately $ 20,939 million, excluding interest.

On December 11, 2020, by means of Executive Order No. 990/20, the 2021 Budget Law was partially approved. In its section 87, the law provides for a system for the settlement of debts with CAMMESA and/or the MEM accumulated by Electricity Distribution Companies as of December 31, 2020, whether on account of the consumption of energy, power, interest and/or penalties, in accordance with the conditions to be set out by the application authority, which may provide for credits equivalent to up to five times the monthly average bill or to sixty-six percent of the existing debt, whereas the remaining debt is to be paid in up to sixty monthly installments, with a grace period of up to six months, and at the rate in effect in the MEM, reduced by fifty percent.

Consequently, by means of Resolution 40/2021, the Energy Secretariat implemented a “Special System for the Regularization of Payment Obligations” of Electricity Distribution Companies that are agents of the MEM for the debts held with CAMMESA and/or the WHOLESALE ELECTRICITY MARKET whether on account of the consumption of energy, power, interest and/or penalties, accumulated as of September 30, 2020. It also implemented a “Special System of Credits” for those Electricity Distribution Companies that are agents of the MEM and have no debts with CAMMESA and/or the MEM or whose debts are regarded as being within reasonable values vis-à-vis their levels of transactions as of September 30, 2020.

Furthermore, on December 16, 2020, by means of Executive Order No. 1020/20, the PEN provided for the commencement of the Tariff Structure Review renegotiation process, which may not exceed two years, suspending until then the Agreements relating to the respective Tariff Structure Reviews in effect, with the scope to be determined in each case by the Regulatory Authorities. It is provided that Interim Renegotiation Agreements may be entered into, which modify to a limited extent the particular conditions of the tariff review imposing a Transitional Tariff System until a Definitive Renegotiation Agreement is reached.

Moreover, the freeze on electricity rates was extended until March 31, 2021, or until the new transitional electricity rate schedules resulting from the Transitional Tariff System come into effect, whichever occurs first.

In that framework, on January 19, 2021, the ENRE issued Resolution No. 16, providing for the commencement of the transitional tariff adjustment procedure, with the aim of setting a Transitional Tariff System until a Definitive Renegotiation Agreement is reached, and inviting edenor to participate in it. To that end, the Regulatory Authority has requested as a first measure that it be provided with certain financial information as well as with information about the 2021-2022 investment plan, on the basis of the investment plan set forth in the 2017 RTI.

Furthermore, the ENRE’s administrative intervention provided for by Executive Order No. 277/20, was extended until December 31, 2021, or until the tariff review renegotiation is finalized.

At the date of issuance of these financial statements, the implementation of the system for the settlement of debts with CAMMESA and the RTI renegotiation process were still underway and the outcome thereof was still uncertain; therefore, the Company is still assessing the scope and implications of such acts.

Finally, on February 24, 2021, by means of Resolution No. 53/2021, the ENRE called a Public Hearing to be held on March 30, 2021 to inform and listen to opinions about the Transitional Tariff System to be applied to Distributors Edesur and edenor.

2020 FINANCIAL STATEMENTS NOTES
c)	Effects related to the COVID-19

1.      Suspension of customer service in commercial offices: on March 21, 2020, by means of Resolution No. 3/2020, the ENRE resolved to instruct distribution companies to: i) immediately suspend customer service, with the closure of all the commercial offices during the mandatory and preventive social isolation period; ii) implement an electronic system to deal with customer commercial proceedings/inquiries and claims; and iii) provide only for the movement of those human resources required for the continuity of the essential provision of the public service of electricity distribution in the technical and operational aspects of their respective areas.

2.      Prohibition against the interruption of service provision: on March 25, 2020 the PEN issued DNU No. 311/2020 and its subsequent regulation, as amended, prohibiting utility companies from shutting off services to certain customers (detailed therein) as from March 1, 2020; later, by DNU 543/2020 and 756/2020, the aforementioned prohibition was extended until December 31, 2020. Additionally, the Order provides that the customers who have a prepaid system and do not pay for the recharges, will receive the service as normal and usual during that same period. The detailed aspects impact directly the Company’s operations, its economic and financial situation, and outlook as the necessary resources to deal with those situations have not been defined.

3.      System of payment for the service: by means of Resolution No. 173/2020 (which regulates DNU 311/2020, as amended by DNU 756/2020), on April 18, 2020, the Ministry of Productive Development provided that the consumers benefitted from the prohibition against the interruption of the service due to non-payment of up to seven bills (universe of customers mentioned in the preceding paragraph), may pay their unpaid bills for the electricity distribution service in up to 30 monthly, equal and consecutive installments with an interest rate to be determined by the application authority, with the first installment maturing on December 31, 2020. This resolution applies only to a specific group of customers, which is deemed to be in a more vulnerable situation, detailed in the resolution, and whose scope at the date of issuance of these financial statements is still pending definition by the application authority. Furthermore, the financing may be applied to the purchase of energy the Company makes from the MEM associated with these consumptions.

4.      Consumption estimate: in the framework of the mandatory and preventive social isolation provided for by the PEN and the provisions of ENRE Resolution No. 3/2020, on April 13, 2020, the Regulatory Authority authorized the Company to apply the methodology for validating meter readings and consumption estimates (ENRE Resolution No. 209/2018), excluding the cases of remote readings and non-metered consumptions. Furthermore, the ENRE issued two instructions, one of them on April 30, 2020 and the other on May 5, 2020, in relation to the application of the aforementioned methodology, mainly with regard to the communication to be provided to customers, the mechanisms for challenging meter readings and the information about this process to be provided on a periodical basis to the Regulatory Authority. Subsequently, on May 6, 2020, the ENRE authorized Distribution Companies to perform meter reading activities for the electricity consumption of medium and large demand user categories, tariff 2 and 3.

In this regard, by means of Resolution No. 27/2020, the ENRE resolved that in the case of T1R (small-demand residential tariff) category users with no remote meter reading, the lowest consumption recorded over the last three years prior to the issuance of the bill for the same estimated period is to be applied until actual meter readings are available.

Furthermore, by means of Resolution No. 35/2020, the ENRE resolved that T2 (medium-demand), T3 (large-demand) and Wheeling system tariff category users subject to compliance with the mandatory lockdown, who have suffered a reduction of at least 50% in their demand for power, may either suspend payment or make partial payments on account of the contracted power under electricity supply contracts, until 70% of the demand is recovered, maintaining the obligation to pay the other charges.

Finally, by means of note dated May 15, 2020, the ENRE instructed the Company to begin to carry out reading tasks of T1 (small-demand tariff) users’ meters so that the billing reflects actual consumption.

2020 FINANCIAL STATEMENTS NOTES

In this regard, it was provided that if from the previous consumption estimate process a difference arises in favor of the user, it must be reimbursed by the Company in the first bill with actual reading. Furthermore, if the difference is in favor of the Company, the resulting amount will have to be paid in 6 equal and consecutive installments, which will be included in the bills to be issued with the consumption recorded as from September 1, 2020, which was extended to November 1, 2020. Finally, by means of note dated October 26, 2020, the ENRE suspended the commencement of the payment of the installments of the amounts owed by T1 (small-demand tariff) users until new instructions are given in this regard. The cumulative amount pending collection totals $ 552 million.

Furthermore, by means of DNU No. 875/2020 of November 7, 2020, the PEN provided for the Mandatory and Preventive Social Distancing, eliminating certain restrictions in the CABA and the AMBA.

Finally, on February 18, 2021, by means of Resolution No. 37, the ENRE instructed the Company to issue neither Debit Notes nor Supplementary bills for unrecorded consumption, as well as to refrain from suspending electricity supplies due to non-payment of amounts originated from the recovery of energy.

All that which has been previously described impacts the Company’s economic and financial situation.

d)	Change of Jurisdiction and Regularization of Obligations

On February 19, 2021, the Company assented to the Agreement on the Joint Exercise of the Regulation and Control of the Public Service of Electricity Distribution entered into by the Federal Government, the PBA and the CABA, whereby it is recognized that the Federal Government currently retains the ownership and capacity as Grantor of the Concession of the public service of electricity distribution in the Company’s concession area, being it agreed that a number of instruments related to the transfer of the referred to service to the local jurisdictions will no longer be in effect and that a Tripartite agency in charge of the activity’s regulation and control will be set up. On February 23, 2021, such agreement was ratified by the Company’s Extraordinary Shareholders’ Meeting.

With regard to the Agreement on the Regularization of Payment Obligations, as of December 31, 2019 a profit of $ 23,270 million was recognized, which did not imply any cash inflows. The Agreement consisted of edenor‘s abandoning certain actions to which it might be entitled against the Federal Government and its undertaking to carry out additional investments aimed at improving the service in general. In return, the Federal Government fully offset pending payment obligations with the MEM and partially cancelled both loans for consumption (mutuums) granted by CAMMESA and certain penalties in its favor.

e)	Penalties

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

As of December 31, 2020 and 2019, the Company has recognized in its financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, relating to the control periods elapsed as of those dates, following the criteria and estimates available, which may differ from the actual ones.

Furthermore, ENRE Resolution No. 63/17 has set out the control procedures, the service quality assessment methodologies, and the penalty system, applicable as from February 1, 2017, for the 2017 – 2021 period.

2020 FINANCIAL STATEMENTS NOTES

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

The penalty system provides that penalties are updated in accordance with the variation of the Distributor’s CPD or by the energy tariff average price, as the case may be. Subsequently, in different resolutions related to commercial penalties and penalties relating to the safety on streets and public spaces, the Regulatory Authority provided for the application of increases and adjustments, applying for such purpose a criterion different from the one applied by the Company.

On June 3, 2020, by means of Resolution No. 42/2020, the ENRE approved the new methodology for crediting and distributing the penalties payable to all the active users, and the regulations of the methodology for crediting the penalties payable to disconnected users, as well as the manner in which distribution companies must produce that information and send it to the ENRE. As of December 31, 2020, the totality of the penalties payable to active users has been credited.

By means of Resolution No. 15/2021, the ENRE approved the new methodology for crediting and distributing the penalties payable to all the Active Users and the modality of crediting penalties to the Solidarity Account for Users in Vulnerable Situations, as well as the manner in which edenor must produce that information and send it to the ENRE

At the date of issuance of these financial statements, and despite the unilateral breach by the grantor of the concession of the Electricity Rate Schedules Maintenance Agreement signed with the Federal Government on September 19, 2019, mentioned in the Financial Statements as of December 31, 2019, the Company has complied with the payment of the six penalty-related installments, whose payment had been deferred.

f)	Framework agreement

On December 16, 2020, the “Agreement on the Development of the Preventive and Corrective Maintenance Work Plan for the Electricity Distribution Network of the Buenos Aires Metropolitan Area”, was signed with the Federal Government and the province of Buenos Aires, to guarantee the electricity supply to vulnerable neighborhoods of the Buenos Aires Metropolitan Area.

As of December 31, 2020, the debt for the electricity supplied in the October 2017 – July 2020 period to low-income areas and shantytowns in edenor’s concession area amounted to $ 2,126 million. Furthermore, it is necessary to consider an amount that will be equivalent to the total consumption of vulnerable neighborhoods between August and December 2020.

All these amounts will be applied to the Work Plan in order that the necessary investment and preventive and corrective maintenance works can be carried out in the networks in charge of distribution companies and related to vulnerable neighborhoods and other areas of the concession area, with the aim of improving the service therein provided and meeting the contingencies and any peak demand that often occurs in the summer.

On January 14, 2021, the Company received the first disbursement for $ 1,500 million; the second disbursement for $ 500 million is expected to be received in the first quarter of 2021; the third disbursement for $ 500 million in the second quarter of 2021; and the fourth disbursement in accordance with that which the ENRE will validate and inform about the vulnerable neighborhoods’ total consumption between August and December 2020. The aforementioned disbursements are subject to both compliance with the Work Plan mentioned in the previous paragraph and the control thereof by the ENRE and the Federal Government.

2020 FINANCIAL STATEMENTS NOTES
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

In connection with the issuance of Corporate Notes, during the term thereof, PESA is required to be the beneficial owner and owner of record of not less than 51% of the Company’s issued, voting and outstanding shares, otherwise the maturity of principal of the corporate notes could be accelerated.

Note	3 | Basis of preparation

The financial statements for the year ended December 31, 2020 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, incorporated by the CNV.

These financial statements were approved for issue by the Company’s Board of Directors on March 9, 2021.

Comparative information

The balances as of December 31, 2019, disclosed in these financial statements for comparative purposes, arise as a result of restating the financial statements as of that date to the purchasing power of the currency at December 31, 2020. This, as a consequence of the restatement of the financial information described hereunder. Furthermore, certain amounts of the financial statements presented on a comparative basis have been reclassified in order to maintain consistency of presentation with the amounts of the current year.

Restatement of financial information

The financial statements as of December 31, 2020, including the figures relating to the previous year, have been stated in terms of the measuring unit current at December 31, 2020, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the BCRA Market Expectations Survey index for the last month of the period, inasmuch as the FACPCE index was not yet available at the closing date of the Company’s accounting processes. As a result thereof, the financial statements are stated in terms of the measuring unit current at the end of the reporting year.

The inflation rate applied for the year commenced January 1, 2020 and ended December 31, 2020, based on that indicated in the preceding paragraph, amounted to 36.13%. It does not cause significant distortions that, in the Company’s opinion, could affect the interpretation of these financial statements or investor decisions if the definitive index established by the FACPCE, which was published subsequent to the closing of the Company’s accounting process, had been used.

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

2020 FINANCIAL STATEMENTS NOTES

In 2018 the Argentine economy began to be considered hyperinflationary. Therefore, according to IAS 29, the Argentine economy should be regarded as highly inflationary as from July 1, 2018. The standard states that the adjustment will be resumed from the date on which it was last made, February 2003. Moreover, on July 24, 2018, the FACPCE issued a communication confirming that which has been previously mentioned. Additionally, it should be taken into account that on December 4, 2018 the Official Gazette published Law No. 27,468 pursuant to which the provisions of Executive Order No. 664/2003 of the PEN, which did not allow for the filing of inflation-adjusted financial statements, are no longer in effect. This law states that the provisions of section 62 of Business Organizations Law 19,550 -preparation of financial statements to reflect the effects of inflation- will continue to apply, thus reinstating the adjustment for inflation. On December 28, 2018, the CNV, reaffirming the provisions of Law No. 27,468, published Resolution No. 777/18 stating that issuing companies shall apply the restatement method of financial statements to reflect the effects of inflation in conformity with IAS 29.

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

Taking into consideration the above-mentioned index, in the fiscal years ended December 31, 2020, 2019, 2018 and 2017, the inflation rate amounted to 36.13%, 53.77%, 47.66% and 24.79%, respectively.

The effects of the application of IAS 29 are summarized below:

Restatement of the Statement of Financial Position

(i)	Monetary items (those with a fixed nominal value in local currency) are not restated inasmuch as they are already expressed in terms of the measuring unit current at the closing date of the reporting year.

(ii)	Non-monetary items carried at historical cost or at the current value of a date prior to the end of the reporting year are restated using coefficients that reflect the variation recorded in the general level of prices from the date of acquisition or revaluation to the closing date of the reporting year. Depreciation charges of property, plant and equipment and amortization charges of intangible assets recognized in profit or loss for the year, as well as any other consumption of non-monetary assets will be determined on the basis of the new restated amounts.

(iii)	The restatement of non-monetary assets in terms of the measuring unit current at the end of the reporting year without an equivalent adjustment for tax purposes, gives rise to a taxable temporary difference and to the recognition of a deferred tax liability, whose contra-account is recognized.

Restatement of the Statement of Profit or Loss and Other Comprehensive Income

(i)	Income and expenses are restated from the date when they were recorded, except for those profit or loss items that reflect or include in their determination the consumption of assets carried at the purchasing power of the currency as of a date prior to the recording of the consumption, which are restated based on the date when the asset to which the item is related originated (for example, depreciation, impairment and other consumptions of assets valued at historical cost).

(ii)	The net gain from the maintenance of monetary assets and liabilities is presented in a line item separately from the profit or loss for the year, called RECPAM.

2020 FINANCIAL STATEMENTS NOTES

Restatement of the Statement of Changes in Equity

(i)	The components of equity, except for reserved earnings and unappropriated retained earnings, have been restated from the dates on which they were contributed, or on which they otherwise arose.

(ii)	The restated unappropriated retained earnings were determined by the difference between net assets restated at the date of transition and the other components of opening equity expressed as indicated in the preceding headings.

(iii)	After the restatement at the date of transition indicated in (i) above, all components of equity are restated by applying the general price index from the beginning of the year, and each variation of those components is restated from the date of contribution or the date on which it otherwise arose.

Restatement of the Statement of Cash Flows

IAS 29 requires all the items of this Statement to be restated in terms of the measuring unit current at the closing date of the reporting year.

The monetary gain or loss generated by cash and cash equivalents is presented in the statement of cash flows separately from cash flows from operating, investing and financing activities, as a specific item of the reconciliation between cash and cash equivalents at the beginning and end of the year.

Note	4 | Accounting policies

The main accounting policies used in the preparation of these financial statements are detailed below.

Note	4.1 | New accounting standards, amendments and interpretations issued by the IASB, that are effective as of December 31, 2020 and have been adopted by the Company

The Company has first applied the following standards and/or amendments as from January 1, 2020:

- IFRS 16 “Leases” (amended in May 2020).

There are no new IFRS or IFRIC applicable as from this fiscal year that have a material impact on the Company’s financial statements.

New accounting standards, amendments and interpretations issued by the IASB that are not yet effective and have not been early adopted by the Company

- IFRS 17 “Insurance contracts”, issued in May 2017 and amended in June 2020. It replaces IFRS 4, introduced as an interim standard in 2004, which allowed entities to account for insurance contracts using their local accounting requirements, resulting in multiple application approaches. IFRS 17 sets the principles for the recognition, measurement, presentation, and disclosure of insurance contracts, and applies to annual periods beginning on or after January 1, 2023, allowing for its early adoption for entities already applying IFRS 9 and IFRS 15. The Company estimates that the application thereof will impact neither the Company’s results of operations nor its financial position.

- IAS 1 “Presentation of financial statements”, amended in January and July 2020. It incorporates amendments to the classification of liabilities as current or non-current. The amendments apply to annual periods beginning on or after January 1, 2023, with early adoption permitted. The application thereof will impact neither the Company’s results of operations nor its financial position.

2020 FINANCIAL STATEMENTS NOTES

- IFRS 3 “Business combinations”, amended in May 2020. It incorporates references to the definitions of assets and liabilities in the new Conceptual Framework and clarifications on contingent assets and liabilities that are incurred separately from those assumed in a business combination. It applies to business combinations as from January 1, 2022, with early adoption permitted.

- Annual improvements to IFRS – 2018-2020 Cycle: the amendments were issued in May 2020 and apply to annual periods beginning on or after January 1, 2022. The Company estimates that the application thereof will impact neither the Company’s results of operations nor its financial position.

- IAS 16 “Property, plant and equipment”, amended in May 2020. It incorporates amendments to the recognition of inventories, sales and costs of items produced while bringing an item of property, plant and equipment to the location and condition necessary for its intended use. The amendments apply to annual periods beginning on or after January 1, 2022, with early adoption permitted. The Company is currently analyzing the impact of the application of the amendments on the Company’s results of operations or its financial position.

- IAS 37 “Provisions, contingent liabilities and contingent assets”, amended in May 2020. It clarifies the scope of the concept of cost of fulfilling an onerous contract. The amendments apply to annual periods beginning on or after January 1, 2022, with early adoption permitted. The Company estimates that the application thereof will impact neither the Company’s results of operations nor its financial position.

- Amendments to IFRS 9 “Financial instruments”, IAS 39 “Financial instruments: Presentation”, IFRS 7 “Financial instruments: Disclosures””, IFRS 4 “Insurance contracts” and IFRS 16 “Leases”, amended in August 2020. They provide guidelines for the measurement of financial assets and liabilities at amortized cost affected by the interest rate benchmark reform. The amendments apply to annual periods beginning on or after January 1, 2021. The Company is currently analyzing the impact of the application of the amendments on the Company’s results of operations or its financial position.

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

Facilities in service: between 30 and 50 years

Furniture, tools and equipment: between 5 and 20 years

2020 FINANCIAL STATEMENTS NOTES

Construction in process is valued based on the degree of completion and is recorded at cost restated to reflect the effects of inflation less any impairment loss, if applicable. Cost includes expenses attributable to the construction, when they are part of the cost incurred for the purposes of acquisition, construction or production of property, plant and equipment that necessarily takes a substantial period of time to get ready for its intended use. These assets begin to be depreciated when they are in economic conditions of use.

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

2020 FINANCIAL STATEMENTS NOTES

Note	4.4 | Revenue recognition

a.	Revenue from sales

Revenue is measured at the fair value of the consideration collected or to be collected, taking into account the estimated amount of any discount, thus determining the net amounts.

Revenue from the electricity supplied by the Company to low-income areas and shantytowns is recognized to the extent that a renewal of the Framework Agreement is formalized for the period in which the service was rendered. At the date of issuance of these financial statements, the Company is negotiating the extensions of the Framework Agreement with the Federal and the Provincial Governments, as the case may be (Note 2.f).

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year, which has been valued on the basis of applicable tariffs.

The Company also recognizes revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles, transportation of electricity to other distribution companies, inasmuch as the services are provided on the basis of the price established in each contract. Revenue is not adjusted for the effect of the financing components as sales’ payments are not deferred over time, which is consistent with market practice.

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

Interest income is recognized when it is probable that the economic benefits associated with the transaction will flow to the Entity and the amount of the transaction can be measured reliably.

The classification of commercial interest and surcharges in the Statement of Comprehensive (Loss) Income is modified, as the Company believes that the concepts related to interest for delinquency in the payment of trade receivables and surcharges applied to customers due to late payment or other associated penalties provide relevant information about the operation and operating cash flows of the business; therefore, they are disclosed within the other operating income account. The Company’s Management believes this disclosure reflects the impacts of the operating cycle, allowing for consistency with the treatment of other concepts such as the impairment of receivables, particularly taking into consideration the current context detailed in Notes 1 and 2, which increased the delay in the time taken to make payments, including in this last case the restriction on some measures aimed at limiting delays in payment from customers.

2020 FINANCIAL STATEMENTS NOTES

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

The foreign currency exchange rates used are the selling rate for monetary assets and liabilities, and the specific exchange rate for foreign currency denominated transactions.

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

The financial assets included in other receivables are initially recognized at fair value (generally the original billing/settlement amount) and subsequently measured at amortized cost, using the effective interest rate method, and when significant, adjusted by the time value of money. The Company records impairment allowances when there is objective evidence that it will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

The rest of the other receivables are initially recognized at the amount paid.

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

2020 FINANCIAL STATEMENTS NOTES

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

Derivative financial instruments are initially recognized at fair value on the date on which the relevant contract is signed. Subsequently to the initial recognition, they are remeasured at their fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if that is the case, on the nature of the item being hedged. As of December 31, 2020 and 2019, the economic impact of these transactions is recorded in the “Other finance costs” account of the Statement of Comprehensive (Loss) Income.

As of December 31, 2020 and 2019, the economic impact of the transactions carried out in those fiscal years resulted in losses of $ 77.4 million and $ 286.9 million, respectively, which are recorded in the “Other finance costs” account of the Statement of Comprehensive (Loss) Income.

Note	4.10 | Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less from their acquisition date, with significant low risk of change in value.

i.	Cash and banks in local currency: at nominal value.

ii.	Cash and banks in foreign currency: at the exchange rate in effect at the end of the year.

iii.	Money market funds, which have been valued at the prevailing market price at the end of the year. Those that do not qualify as cash equivalents are disclosed in the Financial assets at fair value through profit or loss account.

2020 FINANCIAL STATEMENTS NOTES

Note	4.11 | Equity

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

c.      Other comprehensive income

Represents recognition, at the end of the year, of the actuarial (loss) gain associated with the Company’s employee benefit plans, restated to reflect the effects of inflation as indicated in Note 3.

d.      Retained earnings

Retained earnings are comprised of profits or accumulated losses with no specific appropriation. When positive, they may be distributed, if so decided by the Shareholders’ Meeting, to the extent that they are not subject to legal restrictions. Retained earnings, where applicable, are comprised of the amounts transferred from other comprehensive income and prior year adjustments due to the application of accounting standards, restated to reflect the effects of inflation as indicated in Note 3.

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

2020 FINANCIAL STATEMENTS NOTES

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

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the customer’s account is credited with the principal amount plus any interest accrued thereon, after deducting, if appropriate, any amount owed by the customer to the Company.

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

The recorded liabilities for penalties accrued, whether imposed or not yet issued by the ENRE (Note 2.e), and other provisions are the best estimate of the settlement value of the present obligation in the framework of IAS 37 provisions at the closing date of these financial statements.

The balances of ENRE Penalties and Discounts are updated in accordance with the regulatory framework applicable thereto and on the basis of the Company’s estimate of the outcome of the renegotiation process described in Note 2.e.

Note	4.13 | Borrowings

Borrowings are initially recognized at fair value, less direct costs incurred in the transaction. Subsequently, they are measured at amortized cost; any difference between the funds obtained (net of direct costs incurred in the transaction) and the amount to be paid at maturity is recognized in profit or loss during the term of the borrowings using the effective interest rate method.

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

2020 FINANCIAL STATEMENTS NOTES
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

The Company’s accounting policy for benefit plans is as follow:

a.	Service costs are immediately recorded in profit or loss, unless the changes to the benefit plan are conditional on the employees’ remaining in service for a specified period of time (the vesting period). In this case, past service costs are amortized on a straight-line basis over the vesting period.

b.	Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in “Other comprehensive income” in the year in which they arise.

•	The Company’s Share-based Compensation Plan

The Company has share-based compensation plans under which it receives services from some employees in exchange for the Company’s shares. The fair value of the services received is recognized as an operating expense in the “Salaries and social security taxes” line item. The total amount of the referred to expense is determined by reference to the fair value of the shares granted.

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

2020 FINANCIAL STATEMENTS NOTES

The deferred tax is determined using the tax rate that is in effect at the closing date of the financial statements and is expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity. Deferred tax assets and liabilities are stated at their undiscounted nominal value.

Moreover, Law No. 27,430 provides for the application of the tax inflation adjustment set forth in Title VI of the Income Tax Law for the first, second and third fiscal year as from its effective date (in 2018), if the IPC cumulative variation, calculated from the beginning to the end of each year, exceeds fifty-five percent (55%), thirty percent (30%) and fifteen percent (15%) for fiscal years 2018, 2019 and 2020, respectively. Although as of December 31, 2018, the IPC cumulative variation did not exceed the 55% threshold for the application of the tax inflation adjustment in that first fiscal year, as of December 31, 2020 and 2019, the IPC cumulative variations for the 12 months of each year amounted to 36.13% and 53.77%, respectively, which exceed the 15% and 30% thresholds fixed for the third and second transition years of the tax inflation adjustment, and, therefore, the Company has applied the tax inflation adjustment in the calculation of the current and deferred income tax provision.

Note	4.17 | Leases

Up until December 31, 2018, the leases of property, plant and equipment were classified as operating or finance leases in accordance with IAS 17. Payments made on account of operating leases (net of any incentive received from the lessor) were charged to profit or loss on a straight-line basis over the lease term.

As from the application of IFRS 16 in fiscal year 2019, a right-of-use asset and a lease liability are recognized for lease contracts from the date on which the leased asset is available for use, at the present value of the payments to be made over the term of the contract, using the discount rate implicit in the lease contract, if it can be determined, or the Company’s incremental borrowing rate.

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

Note	4.19 | Balances with related parties

Receivables and payables with related parties are recognized at amortized cost in accordance with the terms agreed upon by the parties involved.

2020 FINANCIAL STATEMENTS NOTES

Note	5 | Financial risk management

Nota	5.1 | Financial risk factors

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

Currency risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in foreign currency exchange rates. The Company’s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity rates that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial liabilities is denominated in US dollars. Therefore, the Company is exposed to the risk of a loss resulting from a devaluation of the peso. The Company may hedge its currency risk by trying to enter into currency futures. At the date of issuance of these financial statements, the Company has not hedged its exposure to the US dollar.

If the Company continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations. The exchange rates used as of December 31, 2020 and 2019 are $ 84.15 and $ 59.89 per USD 1, respectively.

As of December 31, 2020 and 2019, the Company’s balances in foreign currency are as follow:

2020 FINANCIAL STATEMENTS NOTES

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.20	Total 12.31.19

ASSETS
CURRENT ASSETS
Other receivables	USD	6	84.150	505	82
	JPY	55	0.816	45	-
Financial assets at fair value through profit or loss	USD	-	84.150	-	3,798
Cash and cash equivalents	USD	17	84.150	1,431	164
	EUR	-	103.530	-	1
TOTAL CURRENT ASSETS				1,981	4,045
TOTAL ASSETS				1,981	4,045

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	98	84.150	8,261	11,159
TOTAL NON-CURRENT LIABILITIES				8,261	11,159
CURRENT LIABILITIES
Trade payables	USD	11	84.150	962	738
	EUR	-	103.530	-	39
	CHF	-	95.413	-	21
	NOK	-	8.211	-	1
Borrowings	USD	2	84.150	143	2,259
Other payables	USD	9	84.150	757	739
TOTAL CURRENT LIABILITIES				1,862	3,797
TOTAL LIABILITIES				10,123	14,956

(1)	The exchange rates used are the BNA exchange rates in effect as of December 31, 2020 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF), Norwegian Krones (NOK) and Japanese Yens (JPY).

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.20	12.31.19
Net position
US dollar	(8,187)	(10,851)
Japanese Yen	45	-
Euro	-	(38)
Norwegian krone	-	(1)
Swiss franc	-	(21)
Total	(8,142)	(10,911)

The Company estimates that a 10% devaluation of the Argentine peso with respect to each foreign currency, with all other variables held constant, would give rise to the following decrease in the (loss) profit for the year:

	12.31.20	12.31.19
Net position
US dollar	(819)	(1,085)
Euro	-	(4)
Swiss franc	-	(2)
Decrease in the results of operations for the year	(819)	(1,091)

i.	Price risk

The Company’s investments in listed equity instruments are susceptible to market price risk arising from the uncertainties concerning the future value of these instruments. Due to the low significance of the investments in equity instruments in relation to the net asset/liability position, the Company is not significantly exposed to the referred to instruments price risk.

Furthermore, the Company is not exposed to commodity price risk.

2020 FINANCIAL STATEMENTS NOTES
ii.	Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is related mainly to the long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2020 and 2019 -except for a loan applied for by the Company and granted by ICBC Bank as from October 2017 for a three-year term at a six-month Libor rate plus an initial 2.75% spread increased semi-annually by a quarter-point, which was repaid in October 2020-, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

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

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	12.31.20	12.31.19
Fixed rate:
US dollar	8,404	11,355

Floating rate:
US dollar	-	2,063
Subtotal loans at floating rates	-	2,063
Total loans	8,404	13,418

Based on the simulations performed, a 1% increase in floating interest rates, with all other variables held constant, would give rise to the following decrease in the (loss) profit for the year:

	12.31.20	12.31.19
Floating rate:
US dollar	-	(4)
Decrease in the results of operations for the year	-	(4)

Based on the simulations performed, a 1% decrease in floating interest rates, with all other variables held constant, would give rise to the following increase in the (loss) profit for the year:

	12.31.20	12.31.19
Floating rate:
US dollar	-	4
Increase in the results of operations for the year	-	4

b.	Credit risk

Credit risk is the risk of a financial loss as a consequence of a counterparty’s failure to comply with the obligations assumed in a financial instrument or commercial contract. The Company’s exposure to credit risk results from its operating (particularly from its commercial receivables) and financial activities, including deposits in financial entities and other instruments.

Credit risk arises from cash and cash equivalents, deposits with banks and financial entities and derivative financial instruments, as well as from credit exposure to customers, including outstanding balances of accounts receivable and committed transactions.

2020 FINANCIAL STATEMENTS NOTES

With regard to banks and financial entities, only those with high credit quality are accepted.

With regard to debtors, if there are no independent credit risk ratings, the Finance Department evaluates the debtors’ credit quality, past experience and other factors.

Individual credit limits are set in accordance with the limits set by the Company’s CEO, on the basis of the internal or external ratings approved by the Finance and Control Department.

The Company has different procedures in place to reduce energy losses and allow for the collection of the balances owed by its customers. The Operations and Customer Service Departments periodically monitor compliance with the above-mentioned procedures.

One of the significant items of delinquent balances is that related to the receivable amounts with Municipalities, in respect of which the Company applies different offsetting mechanisms against municipal taxes it collects in the name and to the order of those government bodies and debt refinancing plans, with the aim of reducing its exposure.

At each year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2020 and 2019, delinquent trade receivables totaled approximately $ 8,035.8 million and $ 4,711.9 million, respectively. As of December 31, 2020 and 2019, the financial statements included allowances for $ 4,604.8 million and $ 2,104.9 million, respectively.

The inability to collect the amounts receivable in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay loans, including payment of the Corporate Notes.

The balances of the bills for electricity consumption of small-demand (T1), medium-demand (T2) and large-demand (T3) customer categories that remain unpaid 7 working days after the bills’ first due dates are considered delinquent trade receivables. Additionally, the amounts related to the Framework Agreement are not considered within delinquent balances.

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

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in Money Market Funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2020 and 2019, the Company’s current financial assets at fair value amount to $ 2,221.8 million and $ 3,787.7 million, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

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

2020 FINANCIAL STATEMENTS NOTES

	No deadline	Less than 3 months	From 1 to 2 years	From 2 to 5 years	More than 5 years
As of December 31, 2020
Trade and other payables	18,169	19,908	200	8,856	-
Borrowings	-	-	8,261	-	-
Total	18,169	19,908	8,461	8,856	-

As of December 31, 2019
Trade and other payables	1,045	21,746	284	6,809	290
Borrowings	-	-	-	11,159	-
Total	1,045	21,746	284	17,968	290

Nota	5.2 | Concentration risk factors

a.	Related to customers

The Company’s receivables derive primarily from the sale of electricity.

No single customer accounted for more than 10% of sales for the years ended December 31, 2020 and 2019.

b.	Related to employees who are union members

As of December 31, 2020, the Company’s employees are members of unions, Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the Federal Capital) and Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies). These employees labor cost depends on negotiations between the Company and the unions; a sensitive change in employment conditions generates a significant impact on the Company’s labor costs.

The collective bargaining agreements entered into in 2018 were in effect until October 2019. Subsequently, a new agreement effective from November 2019 to January 2020 was signed. At the date of issuance of these financial statements, there is no certainty concerning future collective bargaining agreements.

Nota	5.3 | Capital risk management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Company monitors its capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (current and non-current) less cash and cash equivalents. Total capital is calculated as equity as shown in the Statement of Financial Position plus net debt.

The gearing ratios at December 31, 2020 and 2019 were as follow:

	12.31.20	12.31.19
Total liabilities	85,898	82,113
Less: Cash and cash equivalents and Financial assets at fair value through profit or loss	(6,584)	(4,356)
Net debt	79,314	77,757
Total Equity	62,898	80,520
Total capital attributable to owners	142,212	158,277
Gearing ratio	55.77%	49.13%

2020 FINANCIAL STATEMENTS NOTES

Nota	5.4 | Regulatory risk factors

Pursuant to caption C of Section 37 of the Concession Agreement, the Grantor of the Concession may, without prejudice to other rights to which the Grantor is entitled thereunder, foreclose on the collateral granted by the Company when the cumulative value of the penalties imposed to the Company in the previous one-year period exceeds 20% of its annual billing, net of taxes and rates.

The Company’s Management evaluates the development of this indicator on an annual basis. At the date of issuance of these financial statements, there are no events of non-compliance by the Company that could lead to that situation.

Nota	5.5 | Fair value estimate

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

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2020 and 2019:

	LEVEL 1	LEVEL 2	TOTAL

At December 31, 2020
Assets
Financial assets at fair value through profit or loss:
Government bonds	2,222	-	2,222
Cash and cash equivalents:
Money market funds	2,724	-	2,724
Total assets	4,946	-	4,946

Liabilities
Derivative financial instruments	-	1	1
Total liabilities	-	1	1

At December 31, 2019
Assets
Financial assets at fair value through profit or loss:
Money market funds	3,798	-	3,798
Cash and cash equivalents
Money market funds	340	-	340
Total assets	4,138	-	4,138

Liabilities
Derivative financial instruments	-	279	279
Total liabilities	-	279	279

The value of the financial instruments traded in active markets is based on the quoted market prices at the Statement of Financial Position date. A market is regarded as active if quoted prices are regularly available from a stock exchange, broker, sector-specific institution or regulatory agency, and those prices represent current and regularly occurring market transactions on an arms’ length basis. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.

2020 FINANCIAL STATEMENTS NOTES

The fair value of financial instruments that are not traded in active markets is determined by using valuation techniques. These valuation techniques maximize the use of observable market data, where it is available, and rely as little as possible on specific estimates of the Company. If all the significant variables to establish the fair value of a financial instrument are observable, the instrument is included in level 2. These derivative financial instruments arise from the variation between the market prices at year-end or sale thereof and the time of negotiation. The market value used is obtained from ROFEX S.A.

If one or more of the significant variables used to determine fair value are not observable in the market, the financial instrument is included in level 3. There are no financial instruments that are to be included in level 3.

Note	6 | Critical accounting estimates and judgments

The preparation of the financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are continually evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these financial statements.

The estimates that have a significant risk of causing adjustments to the amounts of assets and liabilities during the next fiscal year are detailed below:

a.	Impairment of financial assets

The allowance for the impairment of accounts receivable is assessed based on the delinquent balance, which comprises all such debt arising from the bills for electricity consumption of small-demand (T1), medium-demand (T2), and large-demand (T3) customer categories that remain unpaid 7 working days after their first due dates. The Company’s Management records an allowance by applying to the delinquent balances of each customer category an uncollectibility rate that is determined according to each customer category, based on the historical comparison of collections made.

Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

As from January 1, 2018, the Company has applied the amended IFRS 9 retrospectively with the allowed practical resources, without restating the comparative periods.

The Company has performed a review of the financial assets it currently measures and classifies at fair value through profit or loss or at amortized cost and has concluded that they meet the conditions to maintain their classification; consequently, the initial adoption has affected neither the classification nor the measurement of the Company’s financial assets.

Furthermore, with regard to the new hedge accounting model, the Company has not elected to designate any hedge relationship at the date of the initial adoption of the amended IFRS 9 and, consequently, has generated no impact on the Company’s results of operations or its financial position.

With regard to the claim allowed in RDSA’s reorganization proceedings, the Company has carried out the analysis of recoverability thereof under the expected loss model set forth in IFRS 9, and has concluded that as of December 31, 2020 the value of the receivable is nil, inasmuch as any result subsequent to its sale, according to the above-mentioned standard, must be charged in the period in which it occurs.

2020 FINANCIAL STATEMENTS NOTES
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

The Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of the long-lived assets, which is measured as the higher of value in use and fair value less costs to sell at the end of the period, may be impaired.

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

Cash flows are prepared based on estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, timing, and form of the electricity rate increases and/or recognition of cost adjustments; (ii) demand for electricity projections; (iii) development of the costs to be incurred; (iv) investment needs to maintain the service quality levels required by the Regulatory authority, and (v) macroeconomic variables, including, growth rates, inflation rates and foreign currency exchange rates, among others.

The Company has made its projections under the assumption that in the next few years it will obtain the delayed electricity rates updates to which it is entitled in accordance with the applicable regulations, using a Discount rate (WACC) in dollars of 12.16%.

On December 16, 2020, DNU 1020/2020 was issued, which provides for the following:

•	Renegotiation of the RTI in force;
•	Maximum renegotiation period of 2 years;
•	Suspension of the agreements relating to the RTIs in force, with the scope to be determined by each Regulatory Authority;
•	Within the renegotiation process, transitional tariff adjustments may be provided for, aimed at the continuity and normal provision of the public services involved;
•	Continuation of the rate freeze for an additional term of 90 days, until March 31, 2021, or until the new transitional electricity rate schedules resulting from the Transitional Tariff System come into effect;
•	Extension of the ENRE’s intervention for a term of 1 year or until the completion of the tariff review renegotiation, whichever occurs first.

However, given the complexity of the country’s macroeconomic scenario, exacerbated by the effects of the pandemic, the Company’s Management is not in a position to ensure that the future performance of the assumptions used in making its projections will be in line with what it has estimated at the date of preparation of these financial statements.

In order to consider the estimation risk included in the projections of the aforementioned variables, the Company has taken into consideration three alternative probability-weighted scenarios, which are detailed below:

2020 FINANCIAL STATEMENTS NOTES
a)	Scenario No. 1: The Company forecasts that the CPD increases will be transferred to tariffs as from January 2022. Furthermore, from February 2022 the CPD adjustments for each period would be transferred to tariffs. Probability of occurrence assigned 30%.

b)	Scenario No. 2: The breach of the RTI would occur with no recovery of increases not applied. Moreover, in January 2022, the Company forecasts that a percentage lower than that resulting from the CPD increases set by the RTI and which had not been applied, will be transferred to tariffs. This scenario is in line (although with certain differences) with the present value agreed upon by edenor in the recent sale of the controlling shares. Probability of occurrence assigned 65%.

c)	Scenario No. 3: Breach of the RTI. The Company forecasts that in January 2022 it will transfer to tariffs the inflation rate of 2021. As from August 2022, it is expected that the semiannual adjustments determined according to the RTI formula will be transferred to tariffs. Furthermore, it is forecast that Government subsidies to partially cover the Company’s monthly disbursements during 2021 and 2022 will be received, in line with similar measures implemented in the past when the Company faced a similar situation. Probability of occurrence assigned 5%.

The Company has assigned to these three scenarios the previously detailed probability of occurrence percentages based mainly on experience and giving consideration to the current economic and financial situation.

A discount rate (WACC) in pesos was used in all the scenarios, based on the previously indicated rate in dollars, which varies for each year of the projection.

After having carried out the analysis of recoverability of long-lived assets, as of the date of these financial statements, the Company has recorded an impairment of property, plant and equipment for $ 17,396 million.

Sensitivity analysis:

The main factors that could result in impairment charges or recoveries in future periods are: i) a difference in the nature, timing, and modality of the electricity rate increases and/or recognition of cost adjustments, ii) a distortion in the nature, timing, and modality of the settlement of the debt with CAMMESA and/or in the application of the system for the settlement of debts with the MEM. These factors have been taken into account in the aforementioned weight of scenarios. Due to the uncertainty inherent in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them taken individually could lead to distorting conclusions.

d.	Current and deferred income tax

A degree of judgment is required to determine the income tax provision inasmuch as the Company’s Management has to evaluate, on an ongoing basis, the positions taken in tax returns in respect of situations in which the applicable tax regulation is subject to interpretation and, whenever necessary, make provisions based on the amount expected to be paid to the tax authorities. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact both the income tax and the deferred tax provisions in the fiscal year in which such determination is made.

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

2020 FINANCIAL STATEMENTS NOTES
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

Provisions for contingent losses represent a reasonable estimate of the losses that will be incurred, based on the information available to Management at the date of the financial statements preparation, taking into account the Company’s litigation and settlement strategies. These estimates are mainly made with the help of legal advisors. However, if the Management’s estimates proved wrong, the current provisions could be inadequate and result in a charge to profits that could have a significant effect on the Statements of Financial Position, Comprehensive (Loss) Income, Changes in Equity and Cash Flows.

Note	7 | Interest in joint venture

Percentage interest held		Equity attributable to the owners
in capital stock and votes		12.31.20	12.31.19
SACME	50.00%	11	15

Note	8 | Contingencies and lawsuits

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

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against the Company related to legal actions for individual non-significant amounts, which as of December 31, 2020 total $ 2,431.5 million, for which a provision has been recorded.

2020 FINANCIAL STATEMENTS NOTES

Note	9 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a category for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was rendered. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access to the available transmission capacity within its distribution system upon payment of a wheeling fee.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

2020 FINANCIAL STATEMENTS NOTES

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the ENRE. The price of the Company’s electric power represents transmission costs and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the tariff by virtue of its concession amounts to approximately 9.1%.

	12.31.20		12.31.19		12.31.18
	GWh	$	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	11,600	57,356	10,768	72,579	11,482	78,952
Medium demand segment: Commercial and industrial (T2)	1,341	10,544	1,549	15,975	1,668	12,658
Large demand segment (T3)	3,210	19,830	3,503	31,947	3,646	23,579
Other: (Shantytowns/Wheeling system)	4,028	3,112	4,154	1,431	4,376	1,379
Subtotal - Sales of electricity	20,179	90,842	19,974	121,932	21,172	116,568

Other services
Right of use of poles		421		386		398
Connection and reconnection charges		53		119		154
Subtotal - Other services		474		505		552

Total - Revenue		91,316		122,437		117,120

	12.31.20		12.31.19		12.31.18
	GWh	$	GWh	$	GWh	$

Energy purchases (1)	25,124	(57,930)	24,960	(77,649)	25,906	(66,721)

(1)	As of December 31, 2020, 2019 and 2018, includes technical and non-technical energy losses for 4,945 GWh, 4,986 GWh and 4,734 GWh, respectively.

2020 FINANCIAL STATEMENTS NOTES

Note	10 | Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 12.31.20
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	7,756	1,287	2,272	11,315
Pension plans	327	54	96	477
Communications expenses	218	444	-	662
Allowance for the impairment of trade and other receivables	-	4,183	-	4,183
Supplies consumption	1,878	-	148	2,026
Leases and insurance	1	1	315	317
Security service	306	32	35	373
Fees and remuneration for services	3,900	2,169	1,534	7,603
Public relations and marketing	-	19	-	19
Advertising and sponsorship	-	10	-	10
Reimbursements to personnel	-	-	1	1
Depreciation of property, plants and equipments	5,118	762	626	6,506
Depreciation of right-of-use asset	32	64	225	321
Directors and Supervisory Committee members’ fees	-	-	28	28
ENRE penalties	330	365	-	695
Taxes and charges	-	1,453	64	1,517
Other	-	-	9	9
At 12.31.20	19,866	10,843	5,353	36,062

(1)	Includes recovery of technical service quality-related penalties of six-month control periods Nos. 47 and 48 for $ 700.8 million, due to the fact that quality levels were better than estimated.

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2020 for $ 1,846 million.

Expenses by nature at 12.31.19
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	8,666	1,424	1,819	11,909
Pension plans	260	43	54	357
Communications expenses	113	504	23	640
Allowance for the impairment of trade and other receivables	-	1,844	-	1,844
Supplies consumption	2,200	-	156	2,356
Leases and insurance	-	-	308	308
Security service	323	58	126	507
Fees and remuneration for services	3,481	2,203	1,856	7,540
Public relations and marketing	-	56	-	56
Advertising and sponsorship	-	29	-	29
Reimbursements to personnel	-	-	1	1
Depreciation of property, plants and equipments	4,952	738	605	6,295
Depreciation of right-of-use asset	22	45	156	223
Directors and Supervisory Committee members’ fees	-	-	30	30
ENRE penalties	1,963	1,806	-	3,769
Taxes and charges	-	1,257	68	1,325
Other	-	-	21	21
At 12.31.19	21,980	10,007	5,223	37,210

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2019 for $ 1,533.5 million.

2020 FINANCIAL STATEMENTS NOTES

Expenses by nature at 12.31.18
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	9,066	1,627	1,914	12,607
Pension plans	169	30	36	235
Communications expenses	170	564	34	768
Allowance for the impairment of trade and other receivables	-	2,046	-	2,046
Supplies consumption	1,654	-	257	1,911
Leases and insurance	1	-	377	378
Security service	286	4	269	559
Fees and remuneration for services	2,956	2,177	2,108	7,241
Public relations and marketing	-	-	67	67
Advertising and sponsorship	-	-	35	35
Reimbursements to personnel	-	-	1	1
Depreciation of property, plants and equipments	4,217	629	516	5,362
Directors and Supervisory Committee members’ fees	-	-	46	46
ENRE penalties	4,321	2,202	-	6,523
Taxes and charges	-	1,254	340	1,594
Other	2	1	12	15
At 12.31.18	22,842	10,534	6,012	39,388

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2018 for $ 2,137.9 million.

Note	11 | Other operating income (expense)

	Note	12.31.20	12.31.19	12.31.18
Other operating income
Income from customer surcharges		1,550	1,567	1,385
Commissions on municipal taxes collection		224	175	161
Fines to suppliers		-	27	161
Services provided to third parties		240	245	-
Related parties	35.a	43	27	93
Income from non-reimbursable customer contributions		26	9	12
Other		46	91	91
Total other operating income		2,200	2,364	1,903

Other operating expense
Gratifications for services		(51)	(262)	(155)
Cost for services provided to third parties		(96)	(132)	(110)
Severance paid		(25)	(29)	(35)
Debit and Credit Tax		(818)	(1,079)	(1,245)
Provision for contingencies		(683)	(1,861)	(1,516)
Disposals of property, plant and equipment		(151)	(86)	(281)
Refund of fines to suppliers		(129)	-	-
Other		(92)	(30)	(96)
Total other operating expense		(2,045)	(3,479)	(3,438)
Other operating expense		155	(1,115)	(1,535)

(1)	Impairment charge of property, plant and equipment (Note 6.c).

2020 FINANCIAL STATEMENTS NOTES

Note	12 | Net finance costs

	Note	12.31.20	12.31.19	12.31.18
Financial income
Financial interest		25	75	72
Other interest	35.a	30	3	104
Total financial income		55	78	176

Finance costs
Commercial interest		(5,986)	(4,069)	(6,191)
Interest and other		(3,170)	(5,106)	(4,159)
Fiscal interest		(109)	(7)	(48)
Bank fees and expenses		(11)	(23)	(18)
Total finance costs		(9,276)	(9,205)	(10,416)

Other financial results
Changes in fair value of financial assets		989	383	1,563
Net gain from the repurchase of Corporate Notes		415	622	10
Exchange differences		(2,955)	(5,674)	(5,506)
Adjustment to present value of receivables		(129)	(104)	(1)
Recovery of provision for credit RDSA		-	-	-
Other finance costs		(210)	(23)	(180)
Total other finance costs		(1,890)	(4,796)	(4,114)
Total net finance costs		(11,111)	(13,923)	(14,354)

Note	13 | Basic and diluted (loss) profit per share

Basic

The basic earnings per share is calculated by dividing the (loss) profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2020 and 2019, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincides with the diluted earnings per share, inasmuch as the Company has issued neither preferred shares nor Corporate Notes convertible into common shares.

	12.31.20	12.31.19	12.31.18
(Loss) Profit for the period attributable to the owners of the Company	(17,698)	16,518	8,995
Weighted average number of common shares outstanding	875	875	890
Basic and diluted profit per share – in pesos (*)	(20.23)	18.88	10.11

(*) As of December 31, 2019, includes the result of the Agreement on the Regularization of Obligations.

2020 FINANCIAL STATEMENTS NOTES
Note	14 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.19
Cost	3,256	29,997	85,400	36,386	5,445	30,770	331	191,585
Accumulated depreciation	(623)	(9,341)	(28,087)	(12,193)	(3,447)	-	-	(53,691)
Net amount	2,633	20,656	57,313	24,193	1,998	30,770	331	137,894

Additions	42	1,271	144	293	725	8,511	87	11,073
Disposals	-	(2)	(52)	(97)	-	-	-	(151)
Transfers	347	4,187	4,148	2,550	101	(11,238)	(95)	-
Depreciation for the year	(93)	(1,192)	(3,021)	(1,542)	(658)	-	-	(6,506)
Impairment	-	(3,982)	(9,355)	(4,059)	-	-	-	(17,396)
Net amount 12.31.20	2,929	20,938	49,177	21,338	2,166	28,043	323	124,914

At 12.31.20
Cost	3,644	31,469	80,175	35,036	6,271	28,043	323	184,961
Accumulated depreciation	(715)	(10,531)	(30,998)	(13,698)	(4,105)	-	-	(60,047)
Net amount	2,929	20,938	49,177	21,338	2,166	28,043	323	124,914

•	During the year ended December 31, 2020, the Company capitalized as direct own costs $ 1,846 million.
•	Includes $ 1,453.2 million in additions, related to a 500/220 Kw - 800 MVA transformer bank in General Rodriguez transformer station (section 8, item 8.2 of the agreement entered into by the Company, the BICE bank and CAMMESA on April 24, 2014); with a contra-account in Deferred revenue.

2020 FINANCIAL STATEMENTS NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.18
Cost	3,034	28,822	79,671	32,967	5,561	28,070	409	178,534
Accumulated depreciation	(510)	(8,319)	(25,479)	(10,804)	(2,648)	-	-	(47,760)
Net amount	2,524	20,503	54,192	22,163	2,913	28,070	409	130,774

Additions	49	10	213	393	1,410	11,293	133	13,501
Disposals	-	-	(10)	(72)	(4)	-	-	(86)
Transfers	172	1,165	5,866	3,127	(1,526)	(8,593)	(211)	-
Depreciation for the year	(112)	(1,022)	(2,948)	(1,418)	(795)	-	-	(6,295)
Net amount 12.31.19	2,633	20,656	57,313	24,193	1,998	30,770	331	137,894

At 12.31.19
Cost	3,256	29,997	85,400	36,386	5,445	30,770	331	191,585
Accumulated depreciation	(623)	(9,341)	(28,087)	(12,193)	(3,447)	-	-	(53,691)
Net amount	2,633	20,656	57,313	24,193	1,998	30,770	331	137,894

•	During the year ended December 31, 2019, the Company capitalized as direct own costs $ 1,533.5 million.
F-44

2020 FINANCIAL STATEMENTS NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total

At 12.31.17
Cost	2,881	28,198	76,254	31,496	5,247	18,248	190	162,514
Accumulated depreciation	(430)	(7,476)	(23,548)	(9,710)	(1,910)	-	-	(43,074)
Net amount	2,451	20,722	52,706	21,786	3,337	18,248	190	119,440

Additions	39	238	797	108	1,081	15,362	272	17,897
Disposals	-	(5)	(198)	(75)	(923)	-	-	(1,201)
Transfers	187	393	3,339	1,487	187	(5,540)	(53)	-
Depreciation for the year	(153)	(845)	(2,452)	(1,143)	(769)	-	-	(5,362)
Net amount 12.31.18	2,524	20,503	54,192	22,163	2,913	28,070	409	130,774

At 12.31.18
Cost	3,034	28,822	79,671	32,967	5,561	28,070	409	178,534
Accumulated depreciation	(510)	(8,319)	(25,479)	(10,804)	(2,648)	-	-	(47,760)
Net amount	2,524	20,503	54,192	22,163	2,913	28,070	409	130,774

•	During the year ended December 31, 2018, the Company capitalized as direct own costs $ 2,137.9 million.

2020 FINANCIAL STATEMENTS NOTES
Note	15 | Financial instruments

Note 15.1 | Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2020
Assets
Trade receivables	14,151	-	-	14,151
Other receivables	340	-	326	666
Cash and cash equivalents
Cash and Banks	1,638	-	-	1,638
Money market funds	-	2,724	-	2,724
Financial assets at fair value through profit or loss:
Government bonds	-	2,222	-	2,222
Financial assets at amortized cost:
Government bonds	317	-	-	317
Total	16,446	4,946	326	21,718

As of December 31, 2019
Assets
Trade receivables	16,961	-	-	16,961
Other receivables	429	-	-	429
Cash and cash equivalents		-	-
Cash and Banks	218	-	-	218
Financial assets at fair value through profit or loss:
Money market funds	-	3,798	-	3,798
Total	17,608	3,798	-	21,406

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
As of December 31, 2020
Liabilities
Trade payables	33,540	-	33,540
Other payables	9,284	-	9,284
Borrowings	8,404	-	8,404
Derivative financial instruments	-	1	1
Total	51,228	-	51,228

As of December 31, 2019
Liabilities
Trade payables	17,791	-	17,791
Other payables	10,367	-	10,367
Borrowings	13,418	-	13,418
Total	41,576	-	41,576

Financial instruments categories have been determined based on IFRS 9.

2020 FINANCIAL STATEMENTS NOTES

The income, expenses, gains and losses resulting from each category of financial instruments are as follow:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2020
Interest income	55	-	55
Exchange differences	570	579	1,149
Changes in fair value of financial assets	-	989	989
Corporate Notes	415	-	415
Total	1,040	1,568	2,608

As of December 31, 2019
Interest income	78	-	78
Exchange differences	830	1,456	2,286
Changes in fair value of financial assets	-	383	383
Adjustment to present value	622	-	622
Total	1,530	1,839	3,369

As of December 31, 2018
Interest income	1,406	-	1,406
Exchange differences	6,000	-	6,000
Bank fees and expenses	(18)	-	(18)
Changes in fair value of financial assets	-	1,563	1,563
Adjustment to present value	(1)	-	(1)
Total	7,387	1,563	8,950

Note 15.2 | Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

	12.31.20	12.31.19
Customers with no external credit rating:
Group 1(i)	10,437	14,376
Group 2 (ii)	864	721
Group 3 (iii)	2,850	1,864
Total trade receivables	14,151	16,961

(i)         Relates to customers with debt to become due.

(ii)          Relates to customers with past due debt from 0 to 3 months.

(iii)          Relates to customers with past due debt from 3 to 12 months.

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of these financial assets.

2020 FINANCIAL STATEMENTS NOTES

Note	16 | Right-of-use asset

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

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

	12.31.20	12.31.19
Total right-of-use asset by leases	280	355

The development of right-of-use assets is as follows:

	12.31.20	12.31.19
Balance at beginning of year	355	-
Incorporation by adoption of IFRS 16	-	574
Additions	246	4
Depreciation for the year	(321)	(223)
Balance at end of the year	280	355

Note	17 | Other receivables

	Note	12.31.20	12.31.19
Non-current:
Credit for Real estate asset		2,151	2,894
Financial credit		14	30
Related parties	35.d	3	5
Allowance for the impairment of other receivables		(2,126)	(2,894)
Total non-current		42	35

Current:
Credit for Real estate asset	38	36	82
Judicial deposits		77	93
Security deposits		38	34
Prepaid expenses		43	21
Advances to personnel		2	-
Financial credit		18	61
Advances to suppliers		73	-
Tax credits		326	20
Related parties	35.d	19	35
Subtotal		632	346

Debtors for complementary activities		69	137
Allowance for the impairment of other receivables		(77)	(89)
Total current		624	394

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

2020 FINANCIAL STATEMENTS NOTES

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.20	12.31.19
Balance at beginning of year	2,983	162
Increase (1)	93	2,935
Result from exposure to inlfation	(790)	(58)
Recovery	(83)	(56)
Balance at end of the year	2,203	2,983

(1)   As of December 31, 2019, the impairment charge was charged to finance costs, net of the receivable revaluation.

The aging analysis of these other receivables is as follows:

	12.31.20	12.31.19
Without expiry date	134	160
Past due	65	69
Up to 3 months	83	125
From 3 to 6 months	317	20
From 6 to 9 months	11	16
From 9 to 12 months	14	4
More than 12 months	42	35
Total other receivables	666	429

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in Argentine pesos.

Note	18 | Trade receivables

	12.31.20	12.31.19
Current:
Sales of electricity – Billed	12,304	10,501
Framework Agreement (1)	9	12
Receivables in litigation	300	293
Allowance for the impairment of trade receivables	(4,605)	(2,105)
Subtotal	8,008	8,701

Sales of electricity – Unbilled	5,812	7,884
PBA & CABA government credit	329	342
Fee payable for the expansion of the transportation and others	2	34
Total current	14,151	16,961

(1)	As of December 31, 2020, the Province of Buenos Aires and the Federal Government have a debt with the Company for the consumption of electricity by low-income areas and shantytowns. The indicated amount does not include interest and no revenue for this concept has been recognized by the Company. See Note 2.f).

The value of the Company’s trade receivables approximates their fair value.

2020 FINANCIAL STATEMENTS NOTES

The roll forward of the allowance for the impairment of trade receivables is as follows:

	12.31.20	12.31.19
Balance at beginning of the year	2,105	1,887
Increase	4,173	1,858
Decrease	(615)	(1,050)
Result from exposure to inlfation	(1,058)	(590)
Balance at end of the year	4,605	2,105

The aging analysis of these trade receivables is as follows:

	12.31.20	12.31.19
Not due	9	11
Past due	3,714	2,586
Up to 3 months	10,428	14,364
Total trade receivables	14,151	16,961

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in Argentine pesos.

Sensitivity analysis of the allowance for impairment of trade receivables:

- 5% increase in the uncollectibility rate estimate
12.31.20
Allowance	4,835
Variation	230

- 5% decrease in the uncollectibility rate estimate
12.31.20
Allowance	4,374
Variation	(231)

Note	19 | Financial assets at fair value through profit or loss

	12.31.20	12.31.19

Current
Government bonds	2,222	-
Money market funds	-	3,798
Total current	2,222	3,798

Note	20 | Financial assets at amortized cost

	12.31.20	12.31.19
Non-current
Government bonds	239	-

Current
Government bonds	78	-

2020 FINANCIAL STATEMENTS NOTES
Note	21 | Inventories

	12.31.20	12.31.19
Current
Supplies and spare-parts	1,839	2,524
Advance to suppliers	34	99
Total inventories	1,873	2,623

Note	22 | Cash and cash equivalents

	12.31.20	12.31.19
Cash and banks	1,638	218
Money market funds	2,724	340
Total cash and cash equivalents	4,362	558

Note	23 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at December 31, 2020 and 2019	38,092	504	38,596

As of December 31, 2020, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Listing of the Company’s shares

The Company’s shares are listed on the Buenos Aires Stock Exchange, forming part of the Merval Index, as well as on the NYSE, where each ADS represents 20 common shares.

Note	24 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program. As of December 31, 2020, the Company complies with the indebtedness ratio established in such program.

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

2020 FINANCIAL STATEMENTS NOTES

Note	25 | The Company’s Share-based Compensation Plan

In 2016, the Company’s Board of Directors proposed that the treasury shares be used for the implementation of a long-term incentive plan in favor of executive directors, managers or other personnel holding key positions in the Company in an employment relationship with the latter and those who in the future are invited to participate, in accordance with the provisions of section 67 of Law No. 26,831 on Capital Markets. The plan was ratified and approved by the Ordinary and extraordinary shareholders’ meeting held on April 18, 2017.

The fair value of the previously referred to shares at the award date, amounted to $ 103.3 million and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

Note	26 | Trade payables

	Note	12.31.20	12.31.19
Non-current
Customer guarantees		274	290
Customer contributions		247	213
Total non-current		521	503

Current
Payables for purchase of electricity - CAMMESA	2.b	21,384	5,945
Provision for unbilled electricity purchases - CAMMESA	2.b	6,644	6,722
Suppliers		4,560	4,140
Advance to customer		362	388
Customer contributions		32	42
Discounts to customers		37	51
Total current		33,019	17,288

The fair values of non-current customer contributions as of December 31, 2020 and 2019 amount to $ 42.8 million and $ 61.4 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	27 | Other payables

	Note	12.31.20	12.31.19
Non-current
ENRE penalties and discounts		6,224	5,353
Financial Lease Liability(1)		61	119
Total Non-current		6,285	5,472

Current
ENRE penalties and discounts		2,675	4,610
Related parties	35.d	15	17
Advances for works to be performed		13	8
Payment agreements with ENRE		-	66
Financial Lease Liability (1)		295	182
Other		1	12
Total Current		2,999	4,895

The value of the Company’s other financial payables approximates their fair value.

2020 FINANCIAL STATEMENTS NOTES
(1)	The development of the financial lease liability is as follows:

	12.31.20	12.31.19
Balance at beginning of year	301	-
Incorporation by adoption of IFRS 16	-	574
Increase	246	4
Payments	(686)	(289)
Exchange difference and gain on net monetary position	495	12
Balance at end of the year	356	301

As of December 31, 2020, future minimum payments with respect to finance leases are those detailed below:

	12.31.20	12.31.19
2021	296	188
2022	41	4
2023	20	-
Total future minimum lease payments	357	192

The Company has entered into contracts with certain cable television companies granting them the right to use the network poles. As of December 31, 2020 and 2019, future minimum collections with respect to operating assignments of use are those detailed below.

	12.31.20	12.31.19
2021	474	442
2022	472	-
Total future minimum lease collections	946	442

Note	28 | Deferred revenue

	12.31.20	12.31.19
Non-current
Nonrefundable customer contributions	1,471	368
Total Non-current	1,471	368

	12.31.20	12.31.19
Current
Nonrefundable customer contributions	37	7
Total Current	37	7

Note	29 | Borrowings

	12.31.20	12.31.19
Non-current
Corporate notes (1)	8,261	11,159

Current
Interest from corporate notes	143	196
Borrowing	-	2,063
Total current	143	2,259

(1)	Net of debt issuance, repurchase and redemption expenses.

The fair values of the Company’s non-current borrowings as of December 31, 2020 and 2019 amount approximately to $ 6,778.7 million and $ 10,818.4 million, respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each year. The applicable fair value category is Level 1.

2020 FINANCIAL STATEMENTS NOTES

The Company’s borrowings are denominated in the following currencies:

	12.31.20	12.31.19
US dollars	8,404	13,418

The maturities of the Company’s borrowings and its exposure to interest rate are as follow:

	12.31.20	12.31.19
Fixed rate
Less than 1 year	143	196
From 1 to 2 years	8,261	-
From 2 to 5 years	-	11,159
	8,404	11,355
Floating rate
Less than 1 year	-	2,063
	-	2,063
	8,404	13,418

The roll forward of the Company’s borrowings during the year was as follows:

	12.31.20	12.31.19
Balance at beginning of the year	13,418	17,311
Payment of borrowings' interests	(918)	(1,545)
Paid from repurchase of Corporate Notes	(3,798)	(2,084)
Payment of borrowings	(750)	(2,169)
Gain from repurchase of Corporate Notes	(415)	(622)
Exchange diference and interest accrued	4,051	9,104
Result from exposure to inlfation	(3,184)	(6,577)

Balance at the end of year	8,404	13,418

Corporate Notes programs

The Company is included in a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

				USD			$
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.19	Debt repurchase	Debt structure at 12.31.20	At 12.31.20
Fixed Rate Par Note	9	9.75	2022	137	(39)	98	8,261
Total				137	(39)	98	8,261

				USD			$
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.18	Debt repurchase	Debt structure at 12.31.19	At 12.31.19
Fixed Rate Par Note	9	9.75	2022	166	(29)	137	11,159
Total				166	(29)	137	11,159

The main covenants are the following:

i.	Negative Covenants

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
F-54

2020 FINANCIAL STATEMENTS NOTES
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

In fiscal year 2020, the Company repurchased at market prices, in successive transactions, “Fixed Rate Class 9 Par Corporate Notes” due 2022, for an amount of USD 38.8 million nominal value.

On September 28, 2020, the Company paid in the market the Corporate Notes it had in its portfolio, for a total of USD 78.1 million nominal value, equivalent to $ 5,952.2 million. At the date of these financial statements, the Corporate Notes that remain outstanding amount to USD 98.2 million nominal value.

Furthermore, on January 28, 2021, the Company paid Class 9 Corporate Notes for a total of USD 114,000 nominal value, equivalent to $ 9.6 million, received as collection of receivables.

Finally, due to that which has been described in note 39 concerning the sale of the Company’s controlling shares, consideration should be given to article 10.3 of the Class 9 Corporate Notes indenture, which provides that each Corporate Note holder will have the right to require the Company to repurchase all or a portion of such holder’s corporate notes by submitting an Offer due to Change of Control, at a price of 100% of the nominal value thereof, plus any accrued and unpaid interest at the settlement date. Additionally, such article states that the aforementioned offer shall be made within 30 days following the occurrence of the change of control, indicating the specific repurchase date, which shall take place between 30 and 60 days after the date on which the notice of offer due to change of control has been sent.

In this regard, the Company has got in contact with different banks specializing in debt restructuring in order to assess the possible courses of action, among which the following are being considered (i) requiring consent to an exemption from the change of control clause, and (ii) offering a debt restructuring that would at the same time allow for the extension of the maturity terms, in addition to any other alternative that the buyer of the majority shareholding in the Company may be evaluating in the case that the transaction is perfected.

Note	30 | Salaries and social security taxes payable

a.	Salaries and social security taxes payable

	12.31.20	12.31.19
Non-current
Early retirements payable	24	54
Seniority-based bonus	279	273
Total non-current	303	327

Current
Salaries payable and provisions	3,376	2,866
Social security payable	332	374
Early retirements payable	26	38
Total current	3,734	3,278

2020 FINANCIAL STATEMENTS NOTES

The value of the Company’s salaries and social security taxes payable approximates their fair value.

b.	Salaries and social security taxes charged to profit or loss

	12.31.20	12.31.19	12.31.18
Salaries	8,147	8,574	9,077
Social security taxes	3,168	3,335	3,530
Total salaries and social security taxes	11,315	11,909	12,607

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations, which, as of December 31, 2020 and 2019, amount to $ 26.1 million and $ 38.3 million (current) and $ 27 million and $ 53.8 million (non-current), respectively.

The seniority-based bonus included in collective bargaining agreements in effect consists of a bonus to be granted to personnel with a certain amount of years of service. As of December 31, 2020 and 2019, the related liabilities amount to $ 279.1 million and $ 273.7 million, respectively.

As of December 31, 2020 and 2019, the number of employees amounts to 4,776 and 4,777, respectively.

Note	31 | Benefit plans

The defined benefit plans granted to Company employees consist of a bonus for all the employees who have the necessary years of service and have made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary depending on the collective bargaining agreement and for non-unionized personnel.

	12.31.20	12.31.19
Non-current	749	713
Current	84	70
Total Benefit plans	833	783

The detail of the benefit plan obligations as of December 31, 2020 and 2019 is as follows:

	12.31.20	12.31.19
Benefit payment obligations at beginning of year	783	874
Current service cost	161	150
Interest cost	316	207
Actuarial losses	(108)	10
Result from exposure to inflation for the year	(305)	(397)
Benefits paid to participating employees	(14)	(61)
Benefit payment obligations at end of year	833	783

As of December 31, 2020 and 2019, the Company does not have any assets related to post-retirement benefit plans.

The detail of the charge recognized in the Statement of Comprehensive (Loss) Income is as follows:

	12.31.20	12.31.19	12.31.18
Cost	161	150	69
Interest	316	207	166
Actuarial results - Other comprehensive (income) loss	(108)	10	12
	369	367	247

2020 FINANCIAL STATEMENTS NOTES

The actuarial assumptions used are based on market interest rates for Argentine government bonds, past experience, and the Company Management’s best estimate of future economic conditions. Changes in these assumptions may affect the future cost of benefits and obligations. The main assumptions used are as follow:

	12.31.20	12.31.19
Discount rate	5%	5%
Salary increase	1%	1%
Inflation	50%	31%

Sensitivity analysis:

12.31.20
Discount Rate: 4%
Obligation	910
Variation	77
9%

Discount Rate: 6%
Obligation	767
Variation	(66)
(8%)

Salary Increase : 0%
Obligation	764
Variation	(69)
(8%)

Salary Increase: 2%
Obligation	913
Variation	80
10%

The expected payments of benefits are as follow:

	In 2021	In 2022	In 2023	In 2024	In 2025	Between 2026 to 2030
At December 31, 2020
Benefit payment obligations	84	15	16	17	4	17

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

Liabilities related to the above-mentioned benefits have been determined taking into consideration all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2020.

These benefits do not apply to key management personnel.

2020 FINANCIAL STATEMENTS NOTES

Note	32 | Income tax and deferred tax

The detail of deferred tax assets and liabilities is as follows:

	12.31.19	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income	12.31.20
Deferred tax assets
Tax loss carryforward	-	-	248	-	248
Trade receivables and other receivables	754	(200)	797	-	1,351
Trade payables and other payables	819	(217)	75	-	677
Salaries and social security taxes payable	154	(40)	141	-	255
Benefit plans	147	(39)	1	(33)	76
Tax liabilities	25	(7)	1	-	19
Provisions	916	(243)	145	-	818
Deferred tax asset	2,815	(746)	1,408	(33)	3,444

Deferred tax liabilities:
Property, plant and equipment	(26,740)	7,098	(3,741)	-	(23,383)
Financial assets at fair value through profit or loss	(283)	75	(90)	-	(298)
Borrowings	(5)	2	1	-	(2)
Tax inflation adjustment	(3,087)	820	(1,203)	-	(3,470)
Deferred tax liability	(30,115)	7,995	(5,033)	-	(27,153)

Net deferred tax liability	(27,300)	7,249	(3,625)	(33)	(23,709)

	12.31.18	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income	12.31.19
Deferred tax assets
Tax loss carryforward	-	-	-	-	-
Inventories	-	-	-	-	-
Trade receivables and other receivables	932	(326)	148	-	754
Trade payables and other payables	4,092	(1,431)	(1,842)	-	819
Salaries and social security taxes payable	103	(36)	87	-	154
Benefit plans	222	(78)	-	3	147
Tax liabilities	33	(11)	3	-	25
Provisions	724	(253)	445	-	916
Deferred tax asset	6,106	(2,135)	(1,159)	3	2,815

Deferred tax liabilities:
Property, plant and equipment	(22,498)	7,867	(12,109)	-	(26,740)
Financial assets at fair value through profit or loss	(445)	156	6	-	(283)
Borrowings	(9)	3	1	-	(5)
Tax inflation adjustment	-	-	(3,087)	-	(3,087)
Deferred tax liability	(22,952)	8,026	(15,189)	-	(30,115)

Net deferred tax liability	(16,846)	5,891	(16,348)	3	(27,300)

2020 FINANCIAL STATEMENTS NOTES

	12.31.17	Result from exposure to inflation	Charged to profit and loss	Charged to other comprenhen- sive income	12.31.18
Deferred tax assets
Tax loss carryforward	113	(113)	-	-	-
Inventories	28	(19)	(9)	-	-
Trade receivables and other receivables	1,006	(775)	701	-	932
Trade payables and other payables	889	1,586	1,617	-	4,092
Salaries and social security taxes payable	(201)	273	31	-	103
Benefit plans	459	(270)	29	4	222
Tax liabilities	117	(91)	7	-	33
Provisions	(1,143)	1,580	287	-	724
Deferred tax asset	1,268	2,171	2,663	4	6,106

Deferred tax liabilities:
Property, plant and equipment	(15,628)	1,890	(8,760)	-	(22,498)
Financial assets at fair value through profit or loss	(809)	785	(421)	-	(445)
Borrowings	(91)	80	2	-	(9)
Deferred tax liability	(16,528)	2,755	(9,179)	-	(22,952)

Net deferred tax liability	(15,260)	4,926	(6,516)	4	(16,846)

	12.31.20	12.31.19	12.31.18
Deferred tax assets:
To be recover in more than 12 months	3,444	2,815	6,105
Deferred tax asset	3,444	2,815	6,105

Deferred tax liabilities:
To be recover in more than 12 months	(27,153)	(30,115)	(22,952)
Deferred tax liability	(27,153)	(30,115)	(22,952)

Net deferred tax liability	(23,709)	(27,300)	(16,847)

The detail of the income tax expense for the year includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; (ii) the effect of applying the deferred tax method which recognizes the effect of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The detail of the income tax expense is as follows:

	12.31.20	12.31.19	12.31.18
Deferred tax	3,624	(10,457)	(1,590)
Current tax	-	(3,953)	(2,333)
Difference between provision and tax return	(61)	(120)	(7)
Income tax expense	3,563	(14,530)	(3,930)

	12.31.20	12.31.19	12.31.18
(Loss) Profit for the year before taxes	(21,261)	31,048	12,925
Applicable tax rate	30%	30%	30%
Result for the year at the tax rate	6,378	(9,314)	(3,878)
Gain on net monetary position	(1,339)	(2,613)	(2,108)
Adjustment effect on tax inflation	(2,225)	(3,818)	-
Income tax expense	810	1,232	464
Change in the income tax rate	-	-	1,599
Difference between provision and tax return	(61)	(17)	(7)
Income tax expense	3,563	(14,530)	(3,930)

2020 FINANCIAL STATEMENTS NOTES

The income tax payable, net of withholdings is detailed below.

	12.31.20	12.31.19
Current
Tax payable	-	3,953
Tax withholdings	-	(1,272)
Total current	-	2,681

Note	33 | Tax liabilities

	12.31.20	12.31.19
Non-current
Current
Provincial, municipal and federal contributions and taxes	459	244
VAT payable	920	1,772
Tax withholdings	171	200
SUSS withholdings	10	11
Municipal taxes	233	188
Total current	1,793	2,415

Note	34 | Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.19	2,808	291

Increases	1,107	163
Decreases	(105)	(12)
Recovery	(587)	-
Result from exposure to inflation for the year	(792)	(84)
At 12.31.20	2,431	358

At 12.31.18	2,240	392
Increases	1,687	174
Decreases	(28)	(105)
Result from exposure to inflation for the year	(1,091)	(170)
At 12.31.19	2,808	291

Note	35 | Related-party transactions

The following transactions were carried out with related parties:

a.	Income

Company	Concept	12.31.20	12.31.19	12.31.18

PESA	Impact study	40	27	-
	Electrical assembly service	-	-	23
SACDE	Reimbursement expenses	3	-	70
		43	27	93

2020 FINANCIAL STATEMENTS NOTES
b.	Expense

Company	Concept	12.31.20	12.31.19	12.31.18

PESA	Technical advisory services on financial matters	(206)	(185)	(180)
SACME	Operation and oversight of the electric power transmission system	(102)	(113)	(171)
OSV	Hiring life insurance for staff	(27)	(27)	(41)
SB&WM Abogados	Legal fees	(13)	-	-
FIDUS	Legal fees	(4)	(1)	-
ABELOVICH, POLANO& ASOC.	Legal fees	(1)	(2)	(3)
		(353)	(328)	(395)

On October 30, 2020, the Company’s Board of Directors resolved to extend the term of the Technical Advisory Agreement with PESA for a term of five years to commence as from September 19, 2020. Except for the term of the agreement, the other conditions remain unchanged with respect to the duly approved addenda in 2010 and 2015, described in Note 36 to the Financial Statements as of December 31, 2019.

c.	Key Management personnel’s remuneration

	12.31.20	12.31.19	12.31.18

Salaries	322	401	406

The balances with related parties are as follow:

d.	Receivables and payables

	12.31.20	12.31.19
Other receivables - Non current
SACME	3	5

Other receivables - Current
FIDUS SGR	18	34
SACME	1	1
	19	35

Other payables
SACME	(15)	(17)

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

2020 FINANCIAL STATEMENTS NOTES

The agreements with related parties that were in effect throughout fiscal year 2020 are detailed below:

Agreement with SACME

In the framework of the regulation of the Argentine electric power sector established by Law No. 24,065 and SEE Resolution No. 61/92, and after the awarding of the distribution areas of the CABA and Greater Buenos Aires to edenor and Edesur S.A., the bidding terms and conditions of the privatization provided that both companies were to organize in equal parts SACME to operate the electric power supervision and control center of the transmission and sub-transmission system that feeds the market areas transferred to those companies.

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

The operating costs borne by the Company in fiscal year 2020 amounted to $ 102 million.

Agreement with PESA

The agreement comprises the provision to the Company of technical advisory services on financial matters. It expires in 2025, but may be extended if so agreed by the parties. In consideration of these services, the Company pays PESA an annual amount of USD 2.5 million. Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

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

The operating costs borne by the Company in fiscal year 2020 amounted to $ 27 million.

Fidus Sociedad de Garantía Recíproca

The Company’s Board of Directors, at its meeting of December 4, 2018, approved the making of a contribution of funds to Fidus SGR for a sum of $ 25 million, in the capacity as protector partner and with the scope set forth in Law No. 24,467.

Furthermore, on December 21, 2020, the contribution made as protector partner was refunded to the Company.

SACDE

Throughout 2018, by virtue of the agreement entered into by and between the Federal Government and SACDE for the construction of the Presidente Perón Highway’s extension, the Company received from SACDE requests for moving certain facilities owned by the Company located in some specific places of the referred to highway’s path. As stipulated in edenor’s Concession Agreement, the entire cost of the removals in question is to be borne by the requesting party; therefore, the Projects and Permits Area of the Company’s Operations Department prepared the related works budgets in accordance with the Price List in effect, with the related percentages for contingencies and edenor’s fee for the Project, works oversight and associated electric operations, in addition to the estimated time period for the completion of the works. Given that SACDE is a related party under the terms of the Law on Capital Markets, the aforementioned works contracts were approved by the Board of Directors at the Board meetings held on April 25, 2018 and January 30, 2019.

2020 FINANCIAL STATEMENTS NOTES

CREAURBAN S.A.

In April 2020, the Company and CREAURBAN S.A. entered into an agreement on the execution of the architectural project work in the Company’s new Tigre sector located at 940 Austria Norte. In October 2020, an amendment to the original agreement was made, pursuant to which the originally agreed-upon deadlines, amounts and scope were extended. The total values of the aforementioned work, which is expected to reach completion on December 31, 2021, amount to $ 349.3. As of December 31, 2020, the Company has made a down payment of $ 26.5 million.

Note	36 | Keeping of documentation

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

Note	37 | Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020 resolved, among other issues, the following:

-	To approve edenor’s Annual Report and Financial Statements as of December 31, 2019;
-	To allocate the $ 13,088.1 million profit for the year ended December 31, 2019 (at the purchasing power of the currency at December 31, 2020 amounts to $ 16,518 million) to the:
•	Statutory reserve: $ 654.4 million (at the purchasing power of the currency at December 31, 2020 amounts to $ 826 million);
•	Discretionary reserve: $ 12,433.7 million (at the purchasing power of the currency at December 31, 2020 amounts to $ 15,692 million) under the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;
-	To appoint the authorities and the external auditors for the current fiscal year;
-	To approve the amendment of Sections Nos. 13, 19, 23, 25 and 33 of the By-laws, subject to the approval of the ENRE and any other relevant administrative authority;
-	To approve the consolidated text of the By-laws with the proposed amendments.

2020 FINANCIAL STATEMENTS NOTES

Note	38 | Termination of agreement on real estate asset

With regard to the real estate asset to be constructed, acquired by the Company in November 2015, the subsequent termination of the agreement due to RDSA’s default in August 2018 and the respective legal actions brought by the Company against the seller and the insurance company, and with respect to the settlement agreement dated September 30, 2019 that the Company entered into with Aseguradores de Cauciones S.A., the following recent events stand out:

-	With regard to the USD 1 million receivable resulting from the agreement with Aseguradora de Cauciones S.A., the Company has received to date the payment of USD 370,000. The remaining balance for USD 630,000 will be collected in five quarterly installments according to a new payment schedule agreed upon between the Company and the insurance company.

-	With regard to RDSA reorganization proceedings, the Company has filed ancillary proceedings for review of the amount declared inadmissible, relating to the contractually agreed-upon penalty clause. The ancillary proceedings for review have been rejected by the Court, decision which the Company has appealed to the Court of Appeals in Commercial Matters, where it is pending resolution. Due to the pandemic declared by the WHO on March 11, 2020 and the mandatory and preventive social isolation ordered by DNU 297/2020, and the subsequent extensions thereof, the originally set procedural time limits have been extended, with the exclusivity period in order for the reorganization debtor to propose one or more reorganization plans and obtain the consent required by law for the confirmation of the eventual agreement being currently underway.

Finally, as a result of the assessment of different alternatives aimed at the recovery of the referred to claim, on January 18, 2021, the Company’s Board of Directors accepted the “Offer for the Assignment of the Claim in Litigation” made by Creaurban S.A., whereby edenor assigns and transfers the claim, under the terms of section 1,614 and subsequent sections of the Civil and Commercial Code.

By virtue of the assignment, Creaurban S.A. will assume the consequences and results deriving from the Reorganization proceedings, the Claim in Litigation and/or any other action or arrangement deriving from the claim to collect the Claim in Litigation; whereas the Company agrees to immediately give Creaurban S.A., with no deductions whatsoever, any amount or assets received on account of the referred to claim.

The assignment of the claim was agreed for a value of: (i) $ 400 million, which was paid by Creaurban S.A. on January 27, 2021; plus (ii) an additional contingent price determined in meters that will be of 30% of the square meters to which the holder of the claim would be entitled if an Internal Rate of Return of at least 15% per annum after taxes were applied to the New Tower Project, after having deducted the New Tower’s development and construction costs and the commitments of the trust and the repayment of the mortgage loan with Banco Patagonia S.A. To be valid, the assignment was subject to the acceptance by Banco Comafi S.A. of an offer under similar terms, condition which was met on January 19, 2021, with the offer of assignment thus becoming accepted by edenor.

The collected $400 million was recognized as a gain in January 2021, inasmuch as an allowance had been set up for the full amount of the claim in litigation.

2020 FINANCIAL STATEMENTS NOTES

Note	39 | Change of control

On December 28, 2020, Pampa Energía S.A., the holder of 100% of edenor’s Class A shares, representing 51% of edenor‘s share capital, entered into a share purchase and sale agreement, as the seller, with Empresa de Energía del Cono Sur S.A.

By virtue of such agreement, Pampa Energía agreed, subject to certain conditions precedent, such as the approval of both its shareholders’ meeting and the ENRE, to sell control of edenor by transferring all the Class A shares and votes in edenor.

In this regard, on February 17, 2021, the Shareholders’ meeting of Pampa Energía approved the referred to transaction, whereas at the date of issuance of these financial statements the Regulatory Authority’s authorization is in process.

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

