Form 20-F
period 2021-12-31
EDENOR
filed 2022-04-05
CIK 1395213

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021 Commission File Number: 001-33422

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

German Ranftl

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

Yes [_] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934. Yes [_] No [X]

Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

Indicate by check mark whether the registrant has submitted electronically, every

Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes [X] No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	[_]	Accelerated Filer	[_]
Non-Accelerated Filer	[X]	Emerging Growth Company	[_]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [_]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (§ 15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [_]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP [_]
International Financial Reporting Standards as issued by the International Accounting Standards Board [X] Other [_]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [_] Item 18 [_]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes [_] No [X]

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

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally under the captions “Item 3. Key Information - Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Forward-looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ materially from those expressed or implied in our forward-looking statements, including, among other things:

•	the treatment of tariff updates according to the Integral Tariff Revision process (Revisión Tarifaria Integral or “RTI”);
•	uncertainties related to future Government interventions or legal actions;
•	general political, economic, social, demographic and business conditions in the Republic of Argentina, (“Argentina”) and, particularly, in the geographic market we serve;
•	the evolution of energy losses and the impact of fines and penalties and uncollectible debt;
•	the impact of regulatory reform and changes in the regulatory environment in which we operate;
•	electricity shortages;
•	potential disruption or interruption of our service;
•	the revocation or amendment of our concession by the granting authority;
•	our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;
•	fluctuations in exchange rates, including depreciation of the Peso;
•	the effects of a pandemic or epidemic and any subsequent mandatory restrictions or containment measures, including lockdowns and other restrictions;
•	the impact of high rates of inflation on our costs;
•	the unsustainability of the tariff freeze in the distribution of energy;
•	the renegotiation of our commercial debt with CAMMESA;
•	our ability to continue as a going concern;
•	the renegotiation of public debt; and
•	additional matters identified in “Risk factors”.

Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we file this annual report because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this annual report.

EXCHANGE RATES

In 2021, the Argentine Peso continued to depreciate against major foreign currencies, particularly against the U.S. dollar. According to the exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso depreciated by 22.1% against the U.S. dollar during the year ended December 31, 2021 (compared to 40.5%, 58.9% and 102.2% in the years ended December 31, 2020, 2019 and 2018, respectively).

The following table sets forth the high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. Dollar and not adjusted for inflation. When preparing our financial statements, we utilize the selling exchange rates for U.S. Dollars quoted by the Banco de la Nación Argentina (“Banco Nación”) to translate our U.S. Dollar denominated assets and liabilities into Pesos. There can be no assurance that the Peso will not further depreciate or appreciate in the future. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. For more information regarding depreciation, see “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy and, which could, in turn adversely affect our results of operations.”

In this annual report, except as otherwise specified, references to “U.S.$” and “Dollars” are to U.S. Dollars, and references to “Ps.”, “AR$” and “Pesos” are to Argentine Pesos. Solely for the convenience of the reader, we have converted certain amounts included in this annual report from Pesos into Dollars using, for the information provided as of December 31, 2021, the selling exchange rate reported by the Banco Nación, as of December 31, 2021, which was Ps.102.72 to U.S.$1.00 unless otherwise indicated. These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or at any other exchange rate. On March 31, 2022, the exchange rate was Ps. 111.01, to U.S.$1.00. As a result of fluctuations in the Dollar Peso exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates.

	Low	High	Average		Period End
	(Pesos per U.S. Dollar)
Year ended December 31,
2018	18.41	41.25	29.26	(1)	37.70
2019	36.90	60.40	47.82	(1)	59.89
2020	59.82	84.15	70.87	(1)	84.15
2021	84.15	105.20	95.13	(1)	102.72

Month
November-21	99.81	105.20	100.47	(2)	100.94
December-21	101.00	105.20	102.36	(2)	102.72
January-22	102.72	105.02	103.92	(2)	105.02
February-22	105.02	107.45	106.32	(2)	107.45
March-22	107.45	111.01	109.38	(2)	111.01
_____________________
Source: Banco Nación

(1)        Represents the average of the exchange rates on the last day of each month during the period.

(2)        Average of the lowest and highest daily rates in the month.

RISK FACTORS

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “ Risk Factors” of this annual report for a more thorough description of these and other risks:

Risks Related to Argentina

•	A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, users, business, and results of operations.
•	The Argentine economy remains vulnerable and any significant decline may adversely affect our business, results of operations, and financial condition.
•	Economic and political developments in Argentina, and future policies of the Argentine Government may affect the economy as well as the operations of the energy distribution industry, including Edenor.
•	If high levels of inflation continue, the Argentine economy and our results of operations could be adversely affected.
•	As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements in accordance with IFRS, in terms of the measuring unit current at the end of the reporting year, which could adversely affect our results of operation and financial condition.
•	The credibility of several Argentine economic indexes was called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, limit our ability to access credit and the capital markets.
•	Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects.
•	Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy and could in turn adversely affect our results of operations.
•	Intervention by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations.
•	Argentine corporations may be restricted to make payments in foreign currencies or import certain products.
•	Argentine public expenditure may generate negative consequences for the Argentine economy.
•	The Argentine economy remains vulnerable to external shocks that could be caused by significant economic difficulties of Argentina’s major regional trading partners, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth and, therefore, our results of operations and financial condition.
•	The global and local economies and our results of operations could be adversely affected as a result of the outbreak of war between Ukraine and Russia.
•	Developments relating to the coronavirus may have a material adverse impact on our business operations, financial condition or results of operations.
•	The application of certain laws and regulations could adversely affect our results of operations and financial condition.
•	The Argentine economy and finances may be adversely affected as a consequence of a decrease in the international prices of commodities that Argentina exports.
•	Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition.
•	Any downgrade in the credit rating or rating outlook of Argentina could adversely affect both the rating and the market price of our ADS, our Class B common shares and our corporate debt, affecting also our liquidity.

Risks Relating to the Electricity Distribution Sector

•	The Argentine Government has intervened in the electricity sector in the past, and may continue intervening.
•	The Argentine Government signed an agreement with the Province of Buenos Aires and the City of Buenos Aires for the transfer of the public service of electricity distribution.
•	There is uncertainty as to what other measures the Argentine Government may adopt in connection with tariffs on public services and their impact on the Argentine economy.
•	Electricity distributors were severely affected by the emergency measures adopted during the economic crisis, many of which remain in effect.
•	Electricity demand may be affected by tariff increases, which could lead distribution companies, such as us, to record lower revenues.
•	Energy shortages may act as a brake on growing demand for electricity and disrupt distribution companies’ ability to deliver electricity to their customers, which could result in customer claims and material penalties imposed on these companies.
•	If the demand for energy is increased suddenly, the difficulty in increasing the capacity of distribution companies in a short or medium term, could adversely affect the Company, which in turn could result in customer complaints and substantial fines for any interruptions.

Risks Relating to Our Business

•	We operate our business pursuant to our Concession Agreement granted by the Argentine Government, the revocation or termination of which would have a material adverse effect on our business.
•	Downgrades in our credit ratings could have negative effects on our funding costs and business operations.
•	Our business is subject to risks arising from natural disasters, catastrophic accidents and terrorist attacks. Additionally, our businesses are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfil our contractual commitments and thus adversely affect our business and financial performance.
•	Our operations could cause environmental risks and any change in environmental laws, climate change legislation or regulations restricting emissions of greenhouse gases (“GHGs”) and legal frameworks promoting an increase in the participation of energies from renewable sources could significantly impact our business and result in increased operating costs.
•	Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, affected and may continue to affect our capacity to perform our commercial obligations and could also have a material adverse effect on our ability to perform our financial obligations.
•	We may not be able to adjust our tariffs to reflect increases in our distribution costs in a timely manner, or at all, which may have a material adverse effect on our results of operations.
•	Our distribution tariffs may be subject to challenges by Argentine consumer and other groups.
•	We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations.
•	The increase in the illegal settlements within the Great Buenos Aires area may affect the Company’s ability to distribute energy to its customers, as well as produce an increase in public safety risks.
•	If we are unable to control our energy losses, especially the theft of energy, our results of operations could be adversely affected.

•	Under the Concession Agreement, the Argentine Government could foreclose on its pledge over our Class A common shares under certain circumstances, which could have a material adverse effect on our business and financial condition.
•	Default by the Argentine Government could lead to termination of our concession, and have a material adverse effect on our business and financial condition.
•	The expiration of the management period could result in the sale of the Company’s controlling interest.
•	We may be unable to import certain equipment to meet growing demand for electricity, which could lead to a breach of our Concession Agreement and could have a material adverse effect on the operations and financial position.
•	We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material effect on our business.
•	We could incur material labor liabilities in connection with our outsourcing that could have an adverse effect on our business and on our results of operations.
•	Our performance is largely dependent on recruiting and retaining key personnel.
•	We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in Argentina. Any violation thereunder could have a material adversed effect on our reputation and the results of our operation.
•	We are involved in various legal proceedings which could result in unfavorable decisions for us, which could in turn have a material adverse effect on our financial position and results of operations.
•	In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations.
•	We currently are not able to effectively hedge our currency risk in full and, as a result, a devaluation of the Peso may have a material adverse effect on our results of operations and financial condition.
•	A substantial number of our assets are not subject to attachment or foreclosure and the enforcement of judgments obtained against us by our shareholders may be substantially limited.
•	The loss of the exclusivity of electricity distribution in our service area may be adversely affected by technological or other changes in the energy distribution industry, which could have a material adverse effect on our business.
•	A potential nationalization or expropriation of 51% of our capital stock, represented by Class A shares, may limit the ability of Class B shares to participate in the Board of Directors.
•	We may not be able to raise the funds necessary to repay our commercial debt with CAMMESA, our major supplier.
•	We may not have the ability to collect the amounts corresponding to the discounts of the Social Rate, the ceilings of the Social Rate and the bonuses for neighbourhood clubs, that must be financed by the Province of Buenos Aires and the Autonomous City of Buenos Aires.
•	All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon occurrence of any such events.
•	We may not have the ability to raise the funds necessary to finance a change of control offering as required by our Senior Notes due 2022.
•	The New York Stock Exchange and/or the Buenos Aires Stock Exchange may suspend trading and/or delist our ADSs and Class B common shares, upon the occurrence of certain events relating to our financial situation.
•	Changes in weather conditions or the occurrence of severe weather (whether or not caused by climate change or natural disasters), could adversely affect our operations and financial performance.
•	Cybersecurity events, such as interruptions or failures in our information technology systems as well as cyber-attacks, could adversely affect our business, financial condition, results of operations and cash flows.
•	The Company’s operations and business could be affected by the adoption of restrictions on the import of products or the technical conditions applicable thereto.

Risks relating to our ADSs and Class B common shares

•	Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions on, and the proceeds of any sale of, the Class B common shares underlying the ADSs, which could affect the market value of the ADSs.
•	Our shareholders’ ability to receive cash dividends may be limited.
•	Under Argentine law, shareholder rights may be fewer or less well-defined than in other jurisdictions.
•	Holders of ADSs may be unable to exercise voting rights with respect to the Class B common shares underlying the ADSs at our shareholders’ meetings.
•	Our shareholders may be subject to liability for certain votes of their securities.
•	If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our securities may be adversely impacted.
•	Provisions of Argentine securities laws could deter takeover attempts and have an adverse impact on the price of our shares and ADSs.

Risks Related to Argentina

Overview

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and all of our revenues are earned in Argentina and all of our operations, facilities, and users are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, political and financial conditions prevailing in Argentina, including growth rates, inflation rates, currency exchange rates, taxes, interest rates, and other local, regional and international events and conditions that may affect Argentina in any manner. For example, a slowdown in economic growth or economic recession could lead to a decreased demand for electricity in our concession area or a decline in the purchasing power of our users, which, in turn, could lead to a decrease in collection rates from our users or increased energy losses due to illegal use of our service. For example, Argentina’s economy grew in 2017 and 2021, but contracted in 2018, 2019 and 2020.Several factors have impacted the Argentine economy in the recent past, and may continue to impact it in the future, including among others, inflation rates, exchange rates, commodity prices, public debt, amendments to the tax regime, trade and fiscal balances, government policy, the international context and further developments of the COVID-19 pandemic.

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

A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, users, business, and results of operations

The effects of a global or regional financial crisis and related turmoil in the global financial system may have a negative impact on our business, ability to access credit and the international capital markets, financial condition and results of operations, which is likely to be more severe on an emerging market economy, such as Argentina. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects”. This was the case in 2008, when the global economic crisis led to a sudden economic decline in Argentina in 2009, accompanied by inflationary pressures, depreciation of the Peso and a drop in consumer and investor confidence.

Global economic and financial crises, and the general weakness of the global economy due to the COVID-19 pandemic negatively affected emerging economies like Argentina’s economy. Global financial instability, any further economic global downturn due to COVID-19 and any future increases in the interest of the United States and other developed countries may impact the Argentine economy and prevent Argentina to be put back on track to growth or could aggravate the current recession with consequences in the trade and fiscal balances and in the unemployment rate. Although Argentina’s economy has recovered substantially during 2021, Argentina’s economic growth was severely impacted as a consequence of the COVID-19 pandemic. It might also be negatively affected in the future by several domestic factors such as an appreciation of the real exchange rate which could affect its competitiveness, reductions and even reversion of a positive trade balance, which, combined with capital outflows could reduce the levels of consumption and investment resulting in greater exchange rate pressure. Additionally, abrupt changes in monetary and fiscal policies or foreign exchange regime could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long-term growth. Access to the international financial markets could be limited. Consequently, an increase in public spending not correlated with an increase in public revenues could affect the Argentina’s fiscal results and generate uncertainties that might affect the economy’s growth level.

In addition to the severe social and market disruption at a global scale during 2020 caused by the COVID 19 outbreak, in recent years, several trading partners of Argentina (such as Brazil, Europe and China) have experienced significant slowdowns or recession periods in their economies. These slowdowns intensified during 2020. While the vast majority of economies recovered during 2021, if such slowdowns or recessions were to recur, this may impact the demand for products coming from Argentina and hence affect its economy. Additionally, there is uncertainty as to how the trade relationship between the Mercosur member States will unfold, in particular between Argentina and Brazil. We cannot predict the effect on the Argentine economy and our operations if trade disputes arise between Argentina and Brazil, or in case either country decided to exit the Mercosur.

In addition, the global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Iran, Ukraine, Syria and North Korea. Moreover, political and social crises arose in several countries of Latin America during 2019, as the economy in much of the region has slowed down after almost a decade of sustained growth, among other factors. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the possibility of a trade war between the United States and China. In addition, United Kingdom exited the European Union (“Brexit”) on January 31, 2020. The medium and long term implications of Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets.

Furthermore, in February 2022, Russian troops invaded Ukraine. Although the severity and duration of the ongoing military action are highly unpredictable, the conflict in Ukraine, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions being levied by the United States, the European Union and other countries against Russia, with additional potential sanctions threatened and/or proposed. Russia’s military incursion and the market volatility could adversely affect the global economy and financial markets and thus could affect our business, financial condition or results of operations. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this Annual Report and may result in compliance and operational challenges for the Company.  In 2022, following the Russian invasion of Ukraine, many countries have imposed economic sanctions against Russia, which has impacted the global economy as many commercial, industrial and financial businesses are closing operations in Russia. Trade restrictions imposed on Russia have led to increasing prices of oil, fluctuation in commodities markets and foreign currency exchange volatility. Russia’s military incursion and the market volatility could adversely affect the global economy and financial markets and thus could affect our business, financial condition or results of operation. Further escalation of such armed conflict could lead to supply disruptions and higher energy costs, among others, which could adversely affect our results of operations.

The effects of an economic crisis on our users and on us cannot be predicted. Weak global and local economic conditions, together with increased international tension and oil & gas constraints, could lead to reduced demand or lower prices for energy, hydrocarbons and related oil products and petrochemicals, which could have a negative effect on our revenues. Economic factors such as unemployment, inflation and the unavailability of credit could also have a material adverse effect on the demand for energy and, therefore, on our business, financial condition and results of operations. The financial and economic situation in Argentina or in other countries in Latin America, such as Brazil, may also have a negative impact on us and third parties with whom we do, or may do, business.

The Argentine economy remains vulnerable and any significant decline may adversely affect our business, results of operations, and financial condition

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency depreciation. Sustainable economic growth in Argentina depends on a variety of factors including the international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable rate of inflation, national employment levels and the circumstances of Argentina’s regional trade partners. The Argentine macroeconomic environment, in which we operate, remains vulnerable, as reflected by the following economic conditions:

•	according to the recent data published by the INDEC in 2022, for the year ended December 31, 2021, Argentina’s real GDP increased by 10.3% compared to the same period in 2020, mainly due to a recovery of economic activity after an atypical 2020 which was severally impacted by the COVID-19 pandemic. Argentina’s performance has depended on a significant extent to high commodity prices which, despite having favorable long-term trends, are volatile in the short-term and beyond the control of the Argentine Government and the private sector;

•	continued increases in public expenditures have resulted and could continue to result in fiscal deficit and affect economic growth;

•	inflation remains high and may continue at those levels in the future, while regulated tariffs may lag behind;
•	investment as a percentage of GDP remains low to sustain the growth rate of the past decades;

•	protests or strikes may adversely affect the stability of the political, social and economic environment and may negatively impact the global financial market’s confidence in the Argentine economy;
•	energy or natural gas supply by generators may not be sufficient to supply increased industrial activity (thereby limiting industrial development) and consumption, mostly at peak demand such as in the winter season;
•	unemployment and informal employment remain high, which could have a bearing on energy theft levels potentially impacting our results and operations; and
•	the Argentine Government’s economic expectations may not be met and the process of restoring the confidence in the Argentine economy may take longer than anticipated.

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

Although Argentina’s economy has recovered substantially during 2021, Argentina’s economic growth was severely impacted as a consequence of the COVID-19 pandemic (including the spread of new variants). It might also be negatively affected in the future by several domestic factors such as an appreciation of the real exchange rate which could affect its competitiveness, reductions and even reversion of a positive trade balance, which, combined with capital outflows could reduce the levels of consumption and investment resulting in greater exchange rate pressure. Additionally, abrupt changes in monetary and fiscal policies or the foreign exchange regimes could rapidly affect local economic output, while lack of appropriate levels of investment in certain economic sectors could reduce long-term growth. Access to the international financial markets could be limited. Consequently, an increase in public spending not correlated with an increase in public revenues could affect the Argentina’s fiscal results and generate uncertainties that might affect the economy’s growth level.

The Argentine Peso has been subject to significant depreciation against the U.S. dollar in the past and may be subject to fluctuations in the future. We cannot predict whether and to what extent the value of the Peso could depreciate or appreciate against the U.S. dollar and the way in which any such fluctuations could affect our business. The value of the Peso compared to other currencies is dependent, in addition to other factors listed above, on the level of international reserves maintained by the Central Bank of the Republic of Argentina (Banco Central de la República Argentina, the “Central Bank” or “BCRA”), which have also shown significant fluctuations in recent years. As of December 30, 2021, the international reserves of the BCRA totaled U.S.$39,662 million. According to the exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso depreciated by 14.7% against the U.S. dollar during the year ended December 31, 2021 (compared to 40.5%, 58.9% and 102.2% in the years ended December 31, 2020, 2019 and 2018, respectively).

In 2019, as a result of the economic instability, economic uncertainty, and rising inflation rates, the former Argentine administration and the BCRA adopted a series of measures reinstating foreign exchange controls, which applied with respect to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of external financial debts, the payment of dividends in foreign currency abroad, payments of goods and services in foreign currencies, payments of imports of goods and services, and the obligation to repatriate and settle for Pesos the proceeds from exports of goods and services, among others. Other financial transactions such as derivatives and securities related operations, were also covered by the new foreign exchange regime. Following the change in government, the new administration extended the validity of such measures, which were originally in effect until December 31, 2019, and established further restrictions by means of the enacted Law No. 27,541 on Social Solidarity and Productive Reactivation in the Framework of the Public Emergency (Ley de Solidaridad Social y Reactivación Productiva en el Marco de la Emergencia Pública, or the “Productive Reactivation Law”), regulated by Decrees No. 58 and 99/19, including a new tax on certain transactions involving the purchase of foreign currency by both Argentine individuals and entities. Although the official exchange rate has stabilized since the adoption of the foreign exchange controls, we cannot assure you that the official exchange rate will not fluctuate significantly in the future. There can be no assurances regarding future modifications to exchange controls. Exchange controls could adversely affect our financial condition or results of operations and our ability to meet our foreign currency obligations and execute our financing plans. See “Item 10. Additional Information— Exchange Controls.”

The success of these measures or other measures that the BCRA may implement in the future, is uncertain and any further depreciation of the Argentine Peso or our inability to acquire foreign currency could have a material adverse effect on our financial condition and results of operations. We cannot predict the effectiveness of these measures. We cannot predict whether, and to what extent, the value of the Argentine Peso may depreciate or appreciate against the U.S. dollar or other foreign currencies, and how these uncertainties will affect electricity consumption. Furthermore, no assurance can be given that, in the future, no additional currency or foreign exchange restrictions or controls will be imposed. Existing and future measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. We cannot predict how these conditions will affect the consumption of services provided by Edenor or our ability to meet our liabilities denominated in currencies other than the Argentine Peso, including our Senior Notes due 2022 for U.S.$98 million. Any restrictions on transferring funds abroad imposed by the Government could undermine our ability to pay dividends on our ADSs or make payments (of principal or interest) under our outstanding indebtedness in U.S. dollars, as well as to comply with any other obligation denominated in foreign currency.

Due to the above mentioned macroeconomic situation, the financial impact on the Company is discussed in Note 1 to our 2021 financial statements, where the Company’s Board and management concluded that there is substantial doubt about the Company’s ability to continue as a going concern, which was also expressed by our independent registered public accounting firm in their report appearing elsewhere herein. A decline in economic growth, an increase in economic instability or the expansion of economic policies and measures taken or that may be adopted in the future by the Argentine Government to control inflation or address other macroeconomic developments that affect private sector entities such as us, all developments over which we have no control, could have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs and Class B common shares.

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

According to data published by the INDEC, Consumers Price Index (“CPI”) rates for 2021 and 2020 were 50.9% in 2021 and 36.1%, , respectively and 3.9% and 4.7% in January and February 2022, respectively. See “Item 3. Key Information— Risk Factors—Risks Related to Argentina—The credibility of several Argentine economic indexes was called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, limit our ability to access credit and the capital markets” below. The Argentine Government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline have affected prices, creating additional inflationary pressure. If the value of the Argentine Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

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

As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements in accordance with IFRS, in terms of the measuring unit current at the end of the reporting year, which could adversely affect our results of operation and financial condition

As of July 1, 2018, the Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements by applying inflationary adjustments to our financial statements.

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

We cannot predict the future impact that the eventual inflation adjustments described above will have on our financial statements or their effects on our business, results of operations and financial condition.

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

In 2017, the INDEC began publishing a national CPI, which is based on a survey conducted by the INDEC and several provincial statistical offices in 39 urban areas including each of Argentina’s provinces. The official CPI inflation rate for the year ended December 31, 2021 was 50.9%.

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

Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects

Argentina’s history of defaults on its external debt and the protracted litigation with holdout creditors may reoccur in the future and prevent Argentine companies such as us from accessing the international capital markets readily or may result in higher costs and more onerous terms for such financing, and may therefore negatively affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

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

In 2020, the Argentine Government reached an agreement with private creditors to renegotiate certain debt conditions as maturity dates and interest rates applicable for the following first years. On April 21, 2020, Argentina invited holders of approximately U.S.$ 66.5 billion aggregate principal amount of its foreign currency external bonds to exchange such bonds for new bonds. The invitation contemplated the use of collective action clauses included in the terms and conditions of such bonds, whereby the decision by certain majorities would bind holders that do not tender into the exchange offer. On August 31, 2020 it announced that it had obtained bondholder consents required to exchange and or modify 99.01% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the exchange offer. The restructuring settled on September 4, 2020. As a result of the invitation, the average interest rate paid by Argentina’s foreign currency external bonds was lowered to 3.07%, with a maximum rate of 5.0%, compared to an average interest rate of 7.0% and maximum rate of 8.28% prior to the invitation. In addition, the aggregate amount outstanding of Argentina’s foreign currency external bonds was reduced by 1.9% and the average maturity of such bonds was extended.

On June 22, 2021, the Minister of Economy announced that the Argentine Government had obtained a “time bridge” within the framework of the Paris Club negotiations, consequently avoiding default. The understanding provides that the Argentine Government will have until March 31, 2022 to reach a restructuring agreement with the Paris Club members, which was further extended until July 31, 2022.

On January 28, 2022, the IMF and the Argentine authorities reached an understanding on key policies as part of their ongoing discussions on an IMF-supported program for the refinancing of the debt of more than U.S.$[45] billion set to mature in 2022 and 2023. On March 4, 2022, the Argentine Government reached a staff-level agreement with the IMF and a bill was sent to the Argentine Congress. On March 11, 2022, the lower house of the Argentine Congress passed and sent to the Senate the bill that supports the agreement between Argentina and the IMF. On March 17, 2022, the Senate approved the agreement “Program of Extended Facilities” between the Argentine Government and the IMF, following the Argentine Congress’ endorsement of the understanding with the IMF, and on March 25, the Program of Extended Facilities was approved by the Executive Board of the IMF.

We cannot assure whether the agreement with IMF could not affect Argentina´s ability to implement reforms and public policies and boost economic growth, nor the impact of the result that renegotiation will have in Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets) to access international capital markets, in the Argentine economy or in our economic and financial situation or in our capacity to extend the maturity dates of our debt or other conditions that could affect our results and operations or businesses.

Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy and could in turn adversely affect our results of operations

The Argentine Peso suffered important fluctuations during the last four years: it lost more than 102% of its value with respect to the U.S. dollar in 2018 and approximately 58.9% in 2019, 40.5% in 2020 and 22.1% in 2021. We are unable to predict the future value of the Peso against the U.S. Dollar. If the Peso devaluates further, the negative effects on the Argentine economy could have adverse consequences on our business, our results of operations and the market value of our ADSs, including as measured in U.S. Dollars.

On September 1, 2019, certain exchange controls and restrictions were reinstated in order to control the volatility in the currency exchange rate. Such exchange controls and restrictions regulate, among others, the purchase of external assets for residents in Argentina, the payment of financial debts outside the Argentine borders, the payment of dividends, the payment of imports of goods and services, the obligation to repatriate and settle the incomes from exports of goods and services, and the obligation to refinance cross-border financial debts. Additional volatility, appreciation or depreciation of the Peso against the U.S. dollar or reduction of the Central Bank’s reserves because of currency intervention could adversely affect the Argentine economy and our ability to service our debt obligations and could affect the value of our ADSs and our Class B common shares. See “Item 10. Additional Information—Exchange Controls.”

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

Fluctuations in the value of the Peso may also adversely affect the Argentine economy, our financial condition and results of operations. The Peso has been subject to significant depreciation against the U.S. dollar in the past and may be subject to further fluctuation in the future. A depreciation of the Peso against major foreign currencies may also have an adverse impact on our capital expenditure program and increase the Peso amount of our trade liabilities and financial debt denominated in foreign currencies. The depreciation of the Peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities, and the financial industry and adversely affect the Argentine Government’s ability to honor its foreign debt obligations. In particular, further depreciation of the Peso may significantly affect us as U.S.$98 million of our Senior Notes due 2022 are denominated in U.S dollars.

Intervention by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations

In the recent past, the Argentine Government intervened in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls, among others.

In the future, the Argentine Government may introduce new exchange controls and/or strengthen the existing ones, create restrictions on transfers to other countries, restrictions to capital movements or other measures in response to an eventual capital flight or an important depreciation in the Peso, measures that can, in turn, affect our ability to access the international capital markets. Such restrictions and measures may generate political and social tensions and deteriorate the Argentine Government´s public finances, as has occurred in the past, generating an adverse effect in the Argentine economic activity and, in consequence, adversely affecting our business and the result of our operations, and cause the market value of our ADSs and our Class B common shares to decline. See “Item 10. Additional Information— Exchange Controls.”Moreover, we cannot preditct the measures that may be adopted by the current or any future government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade and investments, restrictions to transfers to other countries or to capitals movement, or an important depreciation of the Peso will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations or cause the market value of our ADSs and our Class B common shares to decline.

Argentine corporations may be restricted to make payments in foreign currencies or import certain products

There are certain restrictions in Argentina that affect corporations’ ability to access to the exchange market (Mercado Libre de Cambios, or the “MLC”) to acquire foreign currency, transfer funds abroad, service debt payments in foreign currency, make payments outside Argentina and other operations, requiring, in some cases, previous approval by the Central Bank.

These restrictions may affect our operations and our expansion projects, as they require the import of services and goods for which payment may be restricted. The Argentine Government may impose or create further restrictions on the access to the MLC. In such case, the ability of Argentine corporations to make payments outside Argentina and to comply with their obligations and duties may be affected.

We cannot predict how the current foreign exchange restrictions may evolve after this annual report, mainly regarding limitations to transfer funds outside the country. The Argentine Government may impose further exchange controls or restrictions to capital transfers and modify and adopt other policies that may limit or restrict our ability to access international capital markets, to make payments of principal and interests and other additional amounts outside the country (including payments relating to our notes), or affect in other ways our business and the results of our operations, or cause the market value of our ADSs and our Class B common shares to decline.

Exchange controls in an economic environment in which the access to local capital markets is restricted may cause an adverse effect in our activities, mainly in our ability to make payments of principal and/or interests of our notes in foreign currency. See “Item 10. Additional Information—Exchange Controls.”

Argentine public expenditure may affect the Argentine economy

Public expenditure increased throughout the last decade in Argentina. The Argentine Government adopted several measures to finance its public expenditure

As of the date of this annual report, we cannot predict how the measures that the Argentine Government has applied and may continue to apply will impact the Argentine economy, and, in turn, our business, our financial condition and the results of our operations.

The Argentine economy remains vulnerable to external shocks that could be caused by significant economic difficulties of Argentina’s major regional trading partners, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth and, therefore, our results of operations and financial condition

Although economic conditions vary from country to country, investors’ perceptions of events occurring in certain countries have in the past substantially affected, and may continue to substantially affect, capital flows into and investments in securities of issuers from other countries, including Argentina. There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by foreign governments or the Argentine Government in the future. Argentina can also be adversely affected by negative economic or financial events that take place in other countries, subsequently affecting our operations and financial condition, including our ability to repay our debt at its maturity date.

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

The situation of the U.S. economy and the restrictive economic measures taken by the federal administration could adversely affect the economy of developing countries, including Argentina.

The U.S. economy has registered its highiest inflation rates over the last decades. As of February 20, 2022, inflation has increased at 7.9% per cent on an annual basis, which caused increased consumer concern, affecting the economic activity and, eventually causing recession. We cannot predict the decisions and policies that the Biden administration will adopt in the future, which could generate uncertainty in the international markets and could have a negative effect on developing economies, including Argentina.

In July 2019, the Southern Common Market (“MERCOSUR”) signed a strategic partnership agreement with the European Union (the “EU”), which is expected to enter into force in the near future, subject to the approval of the corresponding legislatures of each member country. Such approval is pending as of today, as some member countries are demanding amendments to the agreement (for example, the French government has demanded the inclusion of guarantees regarding the protection of the Amazon, compliance with European agri-food and phytosanitary standards and the fight against climate change). The objective of this agreement is to promote investment, regional integration, increase the competitiveness of the economy and achieve an increase in GDP. However, the effect that this agreement could have on the Argentine economy and on the policies implemented by the Argentine Government is uncertain. Regarding other free trade agreement negotiations, the current Argentine government announced on April 24, 2020 that it would stop participating in Mercosur’s trade agreement negotiations with countries such as South Korea, Singapore, Lebanon, Canada and India, excluding those already concluded with the EU.

Moreover, the challenges faced by the EU in stabilizing some of its member economies have had and may continue to have international implications affecting the stability of global financial markets, which has hampered economies around the world.

Furthermore, COVID-19 has caused significant social and market disruption during 2020 (see “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Developments relating to the coronavirus may have a material adverse impact on our business operations, financial condition or results of operations”). There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by foreign governments or the Argentine Government in the future, or by events in the economies of developed countries or in other emerging markets. There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by foreign governments or the Argentine Government in the future, or by developments in the economies of developed countries or other emerging markets.

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

The global and local economies and our results of operations could be adversely affected as a result of the outbreak of war between Ukraine and Russia.

In October 2021, Russia began moving troops and military equipment near the border with Ukraine, generating concerns about a possible invasion. By December 2021, more than one hundred thousand troops were located near the border.

In mid-December 2021, the Russian Foreign Ministry issued a series of demands that included a ban on Ukraine joining the North Atlantic Treaty Organization (“NATO”) and the reduction of NATO troops and military equipment in Eastern Europe for its military forces to withdraw. The United States and other NATO allies rejected those demands and warned Russia that they would retaliate if Russia invaded Ukraine, including through the imposition of economic sanctions. Tensions remain high as negotiations continue without any apparent progress toward a formal agreement.

Subsequently, on February 23, 2022, Russian President Vladimir Putin declared a “special military operation” in Ukraine. On the same day, several media organizations reported explosions in several cities and evidence of large-scale military operations throughout Ukraine. Following the Russian invasion of Ukraine, many countries have imposed economic sanctions against Russia, which has impacted the global economy as many commercial, industrial and financial businesses are closing operations in Russia. Trade restrictions imposed on Russia have led to increasing prices of oil, fluctuation in commodities markets and foreign currency exchange volatility. Russia’s military incursion and the market volatility could adversely affect the global economy and financial markets and thus could affect our business, financial condition or results of operation. Further escalation of such armed conflict could lead to supply disruptions and higher energy costs, among others, which could adversely affect our results of operations.

We are not sure and cannot predict if and to what extent this war will impact the global economy, nor can we foresee what measures the Argentine Government may take to address any scenario, and if those measures will result in any negative effect on the Argentine economy, which could, in turn, affect our business and results of operations.

Developments relating to the coronavirus may have a material adverse impact on our business operations, financial condition or results of operations.

In late December 2019 a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization (“WHO”), with cases soon confirmed in multiple provinces in China, as well as in other countries. On March 11, 2020, the WHO designated the rapidly spreading coronavirus outbreak as a “pandemic”, asserting it would probably spread all around the world. The virus rapidly spread globally and, as of the date of this annual report, has affected more than 150 countries and territories around the world, including Argentina, causing tragic consequences for many people. Global efforts to stop the virus have had, and may continue to have, major economic consequences.

Consequently, after the approval of the Argentine Congress, the Argentine Government enacted the Productive Reactivation Law, proposing to Congress a wide range of economic and social reforms. The Productive Reactivation Law declared a state of public emergency until December 31, 2020, in economic, financial, fiscal, administrative, pension, tariff, energy, health and social matters. Following the outbreak of the COVID-19 pandemic, the state of public emergency was partially extended until December 31, 2021. The Productive Reactivation Law sanctioned the delegation of certain legislative powers to the Executive Branch to address social and economic distress, as well as to adjust the profile of Argentina’s public debt.

Thus, since late March 2020, the Argentine Government adopted several measures in response to the COVID-19 outbreak aimed at preventing massive infections of Argentine residents and health service congestion, which mainly included: (1) imposition of a “Social, Preventive and Mandatory Isolation” (“ASPO”) nationwide, allowing only the transit of persons engaged in the excepted activities since they were considered essential activities and services, as extended on successive occasions; (2) a “Social, Preventive and Mandatory Distancing” (“DISPO”) and general prevention measures and local and targeted containment provisions, based on scientific evidence and epidemiological dynamics, to be complied with by all persons, in order to mitigate the spread of the SARS-CoV-2 virus and its health impact, until April 9, 2021, among others.

On April 30, 2021, the Federal Executive Power published the Necessity and Urgency Decree No. 287/2021 through which it established, until May 21, 2021, general measures for the prevention of COVID-19 applicable throughout Argentina, and local and focused provisions for the containment of contagions. Subsequently, the Necessity and Urgency Decree No. 334/2021 extended the provisions of the Necessity and Urgency Decree No. 287/2021 until June 11, 2021 (subsequently extended through August 6, 2021). It also provided for certain measures applicable to places at high epidemiological and sanitary risk or in a situation of epidemiological and sanitary alarm between May 22 and May 30, 2021 and on June 5 and 6, 2021.

On October 1, 2021, the Argentine Government published Decree No. 678/2021 in the Official Gazette by means of which it provided for a series of general preventive measures with the intention of relaxing the restrictions imposed in respect of the coronavirus pandemic and regulating the performance of certain activities that entail greater epidemiological risk.

These included: (i) the lifting of the mandatory use of the use of a mask in the open air, to the extent that a 2-meter distance is repected; (ii) the possibility of holding social gatherings without limits of people to the extent that the prevention and distancing measures are complied with; (iii) the authorization of 100% capacity in economic, industrial, commercial, service, religious, cultural, sports and recreational activities carried out in closed places; (iv) the authorization of massive events with 50% capacity as long as the complete vaccination scheme is complied with. In addition, such Decree extended, through October 31, 2021, the prohibition of entry to the country by foreigners established by Necessity and Urgency Decree No. 274/2020, allowing only nationals and residents of neighboring countries to enter Argentina. Such measures was in force until December 31, 2021.

On December 24, 2021, the Argentine Government, through No. Decree 867/2021, extended the sanitary emergency established by Decree No. 260/2020 and the DISPO until December 31, 2022.

To date, our activities have been adversely affected by measures adopted by the Argentine Government to protect the population and combat the disease, including (i) preventive and mandatory social isolation (subsequently transitioned to a social distancing regime), (ii) measures to protect the labor force by imposing double severance payments and a prohibition on layoffs, (iii) measures prohibiting public utility companies, such as Edenor, to discontinue their services to certain users who fail to pay three consecutive or alternate bills due as from March 1, 2020 until December 31, 2020, and (iv) measures to freeze electricity and gas tariffs charged by utility companies that are under federal jurisdiction.

In September and October 2021, the Argentine Government announced a set of measures aimed at promoting production, consumption and employment, including the following (i) the minimum monthly wage was raised; (ii) the minimum monthly income subject to income tax was also raised; (iii) the income tax and personal property tax exemptions were extended to savings in pesos; and (iv) certain export taxes on services were eliminated as of January 2022, among other measures. Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development such as the ongoing COVID-19 outbreak, have had and may continue to have a material and adverse effect on our business operations, financial condition or results of operations including that (i) our earnings have reduced as our commercial offices had to remain closed in the beginning, and even after we were allowed to reopen them, we could not attend the same number of customers as we used to attend, due to the current social distancing measures, (ii) most of our customers faced difficulties to pay tariffs, (iii) demand from non-residential customers has been lower, which may not be offset by the increased demand of residential customers, (iv) we may not be able to comply with the investment plan as required by ENRE, which may lead to fines and penalties and (v) impairment of long-lived assets. We may also be affected by the need to implement policies limiting the efficiency and effectiveness of our operations, including home office policies. For more information, see “Item 5— Operating and Financial Review and Prospects”

Although the pandemic seems to be better controlled due to the fast and reliable testing and highly effective vaccination rollouts, it is not over, and it is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Additionally, we cannot predict how the disease will evolve in Argentina, nor anticipate what additional restrictions the Argentine Government may impose. However, we expect COVID-19 to have a significant adverse effect on the world economy, which will in turn negatively affect Argentina’s economy.

The Company has taken and is currently considering further alternatives to mitigate the effects this outbreak may have on its operations and undergoing projects, as well as with regards to measures adopted by the Argentine Government, which so far have resulted in a slowdown in economic activity that affected economic growth in Argentina in 2020 and continued in 2021, and possibly will continue to affect economic growth in 2022, to a degree that we cannot quantify as of the date of this annual report. For more information on the measures adopted by the Argentine Government, see “Item 4. Information on the Company—Recent Developments in Argentina—Health situation.”

The application of certain laws and regulations could adversely affect our results of operations and financial condition

The Company’s operations and business could be affected by the adoption of restrictions on the import of products or the technical conditions applicable thereto.

In February 2011, the then Ministry of Industry issued Resolution No. 45/11 by means of which, among other issues, it resolved to extend the application of the non-automatic licensing system with respect to the import of products that the Ministry of Industry considers to be luxury or that compete unfairly with local production on the understanding that such national production was capable of meeting domestic demand. On January 25, 2013 and by means of Decree 11/13, the Ministry of Economy repealed Resolution No. 45/11 putting an end to the mechanism that required importers to process an authorization certificate to enter certain products into the country. On January 8, 2020, the Secretariat of Industry, Knowledge Economy and External Trade Management of the Ministry of Productive Development issued Resolution (SIECGCE) No. 1/20 (i) incorporated new tariff items that shall process non-automatic licenses (“LNA”), (ii) modified the forms for the import license application, (iii) decreased the tolerance in the FOB unit value of goods subject to the processing of LNA, (iv) decreased the term of validity of the LNA from 180 to 90 days as from its approval in the SIMI, (v) extended the scope of imports of goods to the territory of the Isla Grande de la Tierra del Fuego (except for products coming from the continental territory), and (vi) established the Undersecretariat of Trade Policy and Management of the Secretariat of Industry, Knowledge Economy and External Trade Management as the enforcement authority.

In addition, by means of Resolution of the Secretariat of Domestic Trade 247/2019 and its extensions, it has been established that by December 31, 2021, electric meters must comply with certain characteristics that none of the suppliers based in Argentina have, which leads to greater imports and therefore, subject to the restrictions that exist on the matter.

As of the date of this annual report, Edenor cannot guarantee that in the future, measures limiting or restricting import of products or the technical conditions will not be adopted which may have an impact on the goods used by the Company as inputs, causing the Company an adverse effect on its net worth, economic, financial or other situation, its results of operations, business operations and/or its ability to comply with its obligations in general.

Moreover, Law No. 26,854, which regulates the procedure applicable to injunctions that are requested against or by the Argentine Government or any of its decentralized entities, was promulgated on April 30, 2013 as part of a judicial reform bill approved by the Argentine Congress. The principal changes implemented pursuant to Law No. 26,854 include: (i) prior to issuing a ruling on injunctions requested against the Argentine Government or decentralized entities, judges must request a report on the relevant matters from the competent administrative agency (the “Preliminary Report”), within five days in ordinary proceedings and three days in abbreviated proceedings and in actions for the protection of a constitutional right. Also, judges are authorized to request an opinion on the matter from the relevant representative of the General Prosecuting Office, (ii) judges are permitted to order interim measures before ruling on the injunction request, in the event that "exceptional circumstances, objectively insurmountable" are present. Such interim measures are effective until the competent administrative authority has produced the Preliminary Report or until the term for producing such report has expired, and (iii) injunctions that are ordered against the Argentine Government or its decentralized entities must have a "reasonable term of effectiveness" (a maximum term of six months if the injunction is granted within the framework of an ordinary judicial procedure or three months if it is an abbreviated proceeding or an amparo action). In addition, Law No. 26,855, which became effective on May 27, 2013, modified the structure and functions of the Argentine Consejo de la Magistratura (judicial council), which has the authority to appoint judges, present charges against them and suspend or remove them. As of the date of this annual report, several aspects of this legislation have been struck down as unconstitutional by the Argentine Supreme Court.

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

On October 1, 2014, the Argentine Congress approved the reform, update and unification of the National Civil and Commercial Code. A single new National Civil and Commercial Code became effective on August 1, 2015. In addition, the Argentine Congress has passed certain laws such as those reforming the pension system and establishing corporate criminal liability for certain corrupt practices and a tax law reform. On December 21, 2019, the Argentine Congress adopted the Productive Reactivation Law, which covers a wide range of political and economic areas and establishes measures that will significantly impact the Argentine economy. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Economic and political developments in Argentina, and future policies of the Argentine Government may affect the economy as well as the operations of the energy distribution industry, including Edenor.”

By means of Executive Order No. 990/20, the 2021 Budget Law was partially approved. In its Section 87, the law provides for a system for the settlement of debts with CAMMESA and/or the WEM accumulated by the electricity distribution companies as of September 30, 2020, whether on account of the consumption of energy, power, interest and/or penalties, in accordance with the conditions to be set out by the application authority, which may provide for credits equivalent to up to five times the monthly average bill or to 60% percent of the existing debt, whereas the remaining debt is to be paid in up to sixty monthly installments, with a grace period of up to six months, and at the rate in effect in the WEM, reduced by 50%.

Consequently, by means of Resolution No. 40/2021, the SE established the “Special System for the Regularization of Payment Obligations” of electricity distribution companies that are agents of the WEM for the debts held with CAMMESA and/or the WEM whether on account of the consumption of energy, power, interest and/or penalties, accumulated as of September 30, 2020. It also established a “Special System of Credits” for those electricity distribution companies that are agents of the WEM and have no debts with CAMMESA and/or the WEM or whose debts are regarded as being within reasonable values vis-à-vis their levels of transactions as of September 30, 2020.

Subsequently, the SE determined that it was suitable to establish as indicators for purposes of calculating the credits to be recognized, the maintenance of the electricity rate schedules throughout the year 2020, the policies implemented by each distribution company that is an agent of the WEM aimed at benefiting the demand, the effect of the application of the provisions of Executive Order No. 311 dated March 24, 2020, as amended and supplemented, as well as the investment commitments on energy efficiency, technology applied to the provision of the service and/or energy infrastructure works that imply an improvement in the quality of the service provided to users. Therefore, it issued Resolution No. 371/2021, which supplements Resolution No. 40/2021.

Finally, on February 22, 2022, by means of Executive Order No. 88/2022, the Argentine Government extended until December 31, 2022 the implementation of the “Special System for the Regularization of Payment Obligations” provided for in Section 87 of Law No. 27,591.

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

The Argentine economy and finances may be adversely affected as a consequence of a decrease in the international prices of commodities that Argentina exports

The commodities market is characterized by its volatility. Commodities exports have contributed significantly to the Argentine Government’s incomes. Subsequently, the Argentine economy has remained relatively dependent on the price of its exports (mainly soy). For more information, please see “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Developments relating to the coronavirus may have a material adverse impact on our business operations, financial condition or results of operations.”

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

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition

A lack of a solid and transparent institutional framework for contracts with the Argentine Government and its agencies and corruption allegations have affected and continue to affect Argentina. Argentina ranked 96 of 180 in the Transparency International’s 2021 Corruption Perceptions Index.

As of the date of this annual report, various investigations into allegations of money laundering and corruption being conducted by the Office of the Argentine Federal Prosecutor, including the largest such investigation, known as Los Cuadernos de las Coimas (the “Notebooks Investigation”) have negatively impacted the Argentine economy and political environment. Depending on the results of these investigations and how long it takes to finalize them, companies involved in the Notebooks Investigation may be subject to, among other consequences, a decrease in their credit ratings, having claims filed against them by investors in their equity and debt securities, and may further experience restrictions in their access to financing through the capital markets, all of which will likely decrease their income. Additionally, as the criminal cases against the companies involved in the Notebooks Investigation move forward, they may be restricted from rendering services or may face new restrictions due to their customers’ internal policies and procedures. These adverse effects could restrict these companies’ ability to conduct their operating activities and to fulfill their financial obligations. Consequently, the number of suppliers available for our operations may be reduced which could in turn have an adverse effect on our commercial activities and results of operations.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the Argentine Government has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción), submitting a bill for the issuance of a new public ethic law, among others. The Argentine Government’s ability to implement these initiatives is uncertain as it would be subject to independent review by the judicial branch, as well as legislative support from opposition parties.

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

Any downgrade in the credit rating or rating outlook of Argentina could adversely affect both the rating and the market price of our ADS, our Class B common shares and our corporate debt, affecting also our liquidity

On June 24, 2021, Morgan Stanley Capital International (“MSCI”) announced the reclassification of Argentina to the standalone or independent category with effect as of November 2021, thus being excluded from the MSCI indexes. In June 2019, Argentina had entered the emerging market category. According to MSCI the main reason for this decision lies in the reinstatement of exchange controls, which have been in force since September 2019.

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

To address the Argentine economic crisis in 2001 and 2002, the Argentine Government adopted the Public Emergency Law and other regulations, which made a number of material changes to the regulatory framework applicable to the electricity sector. These changes severely affected electricity generation, distribution and transmission companies and included the freezing of nominal distribution margins, the revocation of adjustment and inflation indexation mechanisms for tariffs, a limitation on the ability of electricity distribution companies to pass on to the user increases in costs due to regulatory charges and the introduction of a new price-setting mechanism in the Wholesale Electric Market (Mercado Eléctrico Mayorista or “WEM”) which had a significant impact on electricity generators and generated substantial price differences within the market. From time to time, the Argentine Government intervened in this sector by, for example, granting temporary nominal margin increases, proposing a new social tariff regime for residents of poverty-stricken areas, removing discretionary subsidies, creating specific charges to raise funds that were transferred to government-managed trust funds that finance investments in generation and distribution infrastructure and mandating investments for the construction of new generation plants and the expansion of existing transmission and distribution networks.

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

During 2017, the Argentine Government, through the relevant agencies enacted several resolutions to establish the penalties regime and adjust tariffs. On February 1, 2017, an RTI process was completed and a new tariff scheme for the following five-year period was enacted. However, on December 21, 2019, the Argentine Congress adopted the Productive Reactivation Law, which adopts measures that will significantly impact the Argentine economy, including the declaration of the public emergency in tariffs and energy matters until December 31, 2020, and the delegation to the Federal Executive Power of certain powers normally reserved to Congress or otherwise not within the purview of the Argentine Executive Power (including the ability to make determinations in the renegotiation of public tariffs). Additionally, on December 16, 2020, the Executive Branch issued Decree No. 1020/20 which extended the freeze on electricity rates prescribed by the Productive Reactivation Law until March 31, 2021, or until the new transitional electricity rate schedules come into effect, whichever occurs first. Additionally, by means of Decree No. 1020/20, the Argentine Executive Power provided for the commencement of the Tariff Structure Review renegotiation process, which may not exceed two years, suspending the agreements relating to the respective Tariff Structure Reviews in effect. Interim Renegotiation Agreements may be entered into, which modify to a limited extent the conditions of the tariff review imposing a Transitional Tariff System until a Definitive Renegotiation Agreement is reached.

On March 30, 2021, the ENRE called a public hearing, with the main goal of determining a transitional rate schedule for electricity distribution until the next RTI. As a result of such process, the ENRE approved a 20,9% of own distribution costs (“CPD”, also referred as value-added for distribution (“VAD”) in this annual report) (which resulted in a final 9% tariff’s increase).

On April 30, 2021, in order to reach a temporary solution to guarantee the continuity, accessibility and normal transportation and distribution of electric energy, through Resolutions No. 106/2021 and 107/2021, the ENRE defined a 9% increase in the average tariff for Edenor and Edesur users, effective as from May 1, 2021.

Finally, on February 26, 2022, the ENRE granted an additional 8% in CPD. However, it also enacted an increase of the penalty rate applicable to the energy sector, which resulted in a net increase of 4%.

The adjustment indicated above represents an increase in the Company’s income for the year 2022 of Ps. 2,915 million, which is insufficient to cover the requirement of Ps. 56,800 million requested by us as necessary to deal with the deficit for the period, affecting the our ability to operate and meet our obligations.

We cannot assure you that certain other regulations or measures that may be adopted by the Argentine Government will not have a material adverse effect on our business and results of operations or on the market value of our shares and ADSs, or that the Argentine Government will not adopt further regulations in the future that may increase our obligations, including increased taxes, unfavorable alterations to our tariff structures or remuneration scheme and other regulatory obligations, compliance with which would increase our costs and may have a direct negative impact on our results of operations and cause the market value of our ADSs and Class B common shares to decline. See “Item 4. Information on the Company—Business Overview—Edenor Concession.”

The Argentine Government signed an agreement with the Province of Buenos Aires and the City of Buenos Aires for the transfer of the public service of electricity distribution.

On May 10, 2019, we and the SE, on behalf of the Argentine Government, entered into the Agreement on the Regularization of Obligations, pursuant to which the parties agreed to end the pending reciprocal claims originated during the 2006-2016 transitional period (the “2019 Agreement on the Regularization of Obligations”). As part of the jurisdiction transfer process, the then Energy Government Secretariat and the Renewable Resources and Electricity Market Secretariat signed with Edenor and Edesur on May 10, 2019 an agreement to end pending reciprocal claims originated during the 2006-2016 transitional period, before transferring concession companies to local jurisdictions (the “Agreement on the Regularization of Obligations”).

However, on December 21, 2019 the Argentine Congress passed the Productive Reactivation Law which, among other things, suspended the transfer of Edenor’s jurisdiction to the jurisdiction of the Province of Buenos Aires and the City of Buenos Aires, reassuming the ENRE the jurisdiction over the public service of electricity distribution provided by Edenor and Edesur. Also, by virtue of this law, the ENRE was intervened by the Executive Branch.

On February 19, 2021, we assented to the Agreement on the Joint Exercise of the Regulation and Control of the Public Service of Electricity Distribution entered into by the Federal Government, the Province of Buenos Aires and the City of Buenos Aires, whereby it is recognized that the Federal Government currently retains the ownership and capacity as Grantor of the Concession of the public service of electricity distribution in our concession area, being it agreed that a number of instruments related to the transfer of the referred to service to the local jurisdictions will no longer be in effect and that a Tripartite agency in charge of the activity’s regulation and control will be set up. On February 23, 2021, such agreement was ratified by our Extraordinary Shareholders’ Meeting.

During the intervention framework of the ENRE, a technical, legal and economic audit was ordered to evaluate the aspects regulated by the Productive Reactivation Law in energy matters. As stated in the recitals of Resolution No. 590/2021 of the Ministry of Economy, the technical reports evidenced that the Agreement on the Regularization of Obligations would contain serious defects that would cause its absolute nullity, among which it is mentioned that the Government Secretary of Energy and the Secretary of Renewable Resources and Electricity Market lacked material competence to sign the agreement on behalf of the Federal Government.

In addition, Resolution No. 590/2021 of the Ministry of Economy instructed the Directorate of Contentious Energy Matters under the General Directorate of Legal Matters of this Ministry to initiate a judicial action for injunctive relief against the electricity distributors Edenor and Edesur, in order to obtain the judicial declaration of nullity of the Agreement and the acts issued as a consequence. Moreover, such Resolution No. 590/2021 suspended the administrative proceedings related to the execution of the obligations arising from the Agreement on the Regularization of Obligations.

On September 20, 2021, the Ministry of Economy issued Resolution No. 590/2021, whereby it declared the Agreement on the Regularization of Obligations, registered on May 10, 2019, harmful to the general interest. It also ordered the suspension of the administrative proceedings related to the execution of obligations originated in such Agreement on the Regularization of Obligations. Edenor filed a hierarchical appeal against Regulation No. 590/2021 in order to annul it.

Notwithstanding the foregoing, as of the date of this annual report, the Company has not been notified of the commencement of any legal action aimed at the judicial declaration of nullity of the Agreement on the Regularization of Obligations or of the acts issued as a consequence thereof. The administrative act in question has not provided for the suspension of the legal effects of said Agreement on the Regularization of Obligations, and therefore it is in full and complete force and effect. The Company filed a hierarchical appeal against this resolution before the Office of the Chief of Cabinet of Ministers and an appeal for clarification before the Ministry of Economy, which was granted and resolved by Resolution ME No. 656/2021, notified on October 20, 2021, whereby said Ministry confirms that the aforementioned Agreement on the Regularization of Obligations is not suspended.

Although as of the date of this annual report the above-mentioned transfer was reversed, we cannot assure whether any future actions in connection with that agreement will not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs and Class B common shares.

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

On February 1, 2017, an RTI process was completed. Through Resolution No. 63/17 (amended by ENRE Resolutions No. 82/17 and No. 92/17), the ENRE approved a rate of return for us of 12.46% before taxes. The resulting income was determined by applying the Net Replacement Value (“NRV”) methodology, over a slightly lower base capital than the one we had submitted in our proposal, reaching an amount of Ps.34 billion. The difference with our proposal was mainly explained by the fact that the ENRE excluded the fully depreciated assets from the regulatory net asset base. Moreover, the ENRE stated that our acknowledged remuneration as of December 2015 was Ps.12.5 billion, which adjusted to February 2017 reached to Ps.17.2 billion. The ENRE also established a non-automatic mechanism to adjust our tariffs, as it had done under the original Concession Agreement and the Adjustment Agreement (as defined below), in order to preserve the economic and financial sustainability of the concession in the event of price fluctuations in the economy. This mechanism has a biannual basis and includes a combined formula of wholesale and consumer price indexes (WPI, CPI and salaries increases) which trigger the adjustment of tariffs when the result is above 5%.

We filed an administrative appeal (recurso de reconsideración) against ENRE’s Resolution No. 63/17. On October 25, 2017, the ENRE, through Resolution No. 524/17, rejected the appeal filed by Edenor.

On January 31, 2018, the ENRE issued Resolution No. 33/18 which approved the new distribution cost for us to be applied as from February 1, 2018, and the new tariff scheme.

Furthermore, such resolution approved the new adjustments to CPD (last stage of 17% according to Resolution No 63/17, including the inflation adjustment of 11.9% for the period July 2017-December 2017 and a stimulus factor “E” of negative 2.51%) and determined the deferred income to be recovered in 48 installments for a total amount of Ps.6,343.4 million. Additionally, it reported that the price of the average tariff reached Ps.2.4627/ KWh.

Furthermore, on September 19, 2019, we and the Federal Government entered into an Electricity Rate Schedules Maintenance Agreement, which provided for the following:

▪	to keep the electricity rate schedules that were effective prior to August 1, 2019, for all electricity tariff categories;
▪	to postpone until January 1, 2020, the application of the CPD that was to be applied as from August 1, 2019, regarding the January-June 2019 period, which amounted to 19.05%;
27

▪	to update the electricity rate schedules in relation to seasonal energy prices as from January 1, 2020; and
▪	to regulate the difference of the CPD and the seasonal energy prices generated between those applied as from August 1, 2019, and those to be applied as from January 1, 2020, for the August 1, 2019-December 31, 2019, period. Such difference shall be recovered in seven monthly and consecutive installments as from January 1, 2020, and shall be adjusted in accordance with the relevant CPD adjustment and the plan set forth in late payment procedures applied by CAMMESA, respectively.

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

According to Decree No. 1020/20, and ENRE Resolutions 16/2021 and 17/2021, the procedure for the transitional electricity rate schedules has been initiated.

On December 27, 2019, the ENRE instructed us to not apply the electricity rate schedules from January 1, 2020, resulting from the provisions of the Electricity Rate Schedules Maintenance Agreement as of September 19, 2019, as such agreement had lost enforceability due to the electricity rate emergency provided in the aforementioned law, and the electricity rate schedule that had been approved by ENRE Resolution No. 104/19 dated April 30, 2019 remained in effect.

Decree No. 260 dated March 12, 2020, extended the public emergency in health matters established by Law No. 27,541, as a consequence of the Pandemic declared by the WHO in respect of the COVID-19 virus.

On March 30, 2021, the ENRE called a public hearing, with the main goal of determining a transitional rate schedule for electricity distribution until the next RTI. As a result of such process, the ENRE approved a 20,9% of CPD (which resulted in a final 9% tariff´s increase).

On February 17, 2022, the ENRE called another public hearing, with the main goal of determining a transitional rate schedule for electricity distribution until the next RTI. Our Busines Control Manager, Federico Mendez, explained the need of an additional Ps. 56,800 million of funds required to maintain and continue the improvement in the company’s invent plan and the quality of electricity services. Additionally, he explained the financial situation of the Company, the investments that had been made to satisfy demand and the improvement in the provision of the services, and he proposed a rate schedule structure that allows for better control by customers.

In spite of the presentations made stating the need for an additional cash flow of Ps. 283 million, as of February 26, 2022, the ENRE granted an additional 8% in CPD only, which -after being offset against the increase in the potentially applicable penalty computations- resulted in a net increase of 4%.

On March 22, 2022, the Company filed an administrative appeal (recurso de reconsideración) against ENRE´s Resolution No. 76/2022 since, there has been an increase in the value of the average tariff, it still did not reflect the increase in operating costs and the amounts projected for the investments necessary in the electrical network. The Company is expecting the publication of the new RTI before the end of 2022.

The adjustment indicated above represents an increase in our income for the year 2022 of Ps. 2,915 million, which is insufficient to cover the requirement of Ps. 56,800 million requested by us as necessary to deal with the deficit for the period, affecting our ability to operate and meet its obligations.

Later, under Decree No. 1020/2020 dated December 16, 2020, and by Resolutions of the ENRE No. 16 and No. 17 dated January 19, 2021, the procedure for the transitory adjustment of the tariffs of the public distribution and transportation services, respectively, was initiated with the purpose of establishing a Transitional Tariff Regime until a Definitive Renegotiation Agreement is reached.

Then, by Resolutions No. 41 of 2022, the ENRE set the new average tariffs applicable to us as from February 2022, and on which the subsidy to be provided by the national government will be calculated. And by Resolution No. 25 of 2022, the ENRE convened a public hearing to be held on February 17, 2022, in order to inform and hear opinions regarding: (i) the treatment of the establishment of the seasonal reference prices of Power, Stabilized Energy in the WEM, as well as the Stabilized Price of Transportation (PET) and for the Wholesale Electric Market of the Tierrra del Fuego System (Mercado Eléctrico Mayorista del Sistema Tierra del Fuego or “MEMSTDF”); (ii) the proposals of the concessionaires of the public electric power transmission and distribution service, aimed at obtaining a transitory adjustment of tariffs, within the ITR renegotiation process and prior to defining the tariffs to be applied by the concessionaires.

In said hearing, Edenor and Edesur presented the investments made in 2021, highlighted their losses and asked for $100 billion more in revenues this year to guarantee the service they provide, which could be met through tariff increases, subsidies or a combination of both. However, this request was rejected. Therefore, even though there is an increase in the value of the average tariff, it still does not reflect the increase in operating costs, which may result in a negative impact on us.

Notwithstanding the measures recently adopted, there is uncertainty as to what measures the Argentine Government may adopt in connection with tariffs, whether tariffs will be updated from time to time to reflect an increase in operating costs, and their impact on the Argentine economy. However, since the privatization in 1992, this rate update process was never properly implemented.

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

As part of the measures adopted within the framework of the declaration of public emergency, the ENRE, through Resolution No. 58, instructed the Company to refrain from pursuing the collection of debts originated during the validity of the ASPO and DISPO regimes, ordering it to reflect them separately in its invoices to users. We cannot foresee what other measures may be enacted in the future and, in turn, affect the Company’s capacity to generate current income.

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

Electricity demand may be affected by tariff increases, which could lead distribution companies, such as us, to record lower revenues

From 2013 through 2021, electricity demand in Argentina increased by 7%, which in part reflects the relative low cost, in real terms, of electricity to users due to the freezing of tariffs and therefore the distribution margins, the establishment of subsidies in the purchase price of energy and the elimination of the inflation adjustment provisions in distribution concessions, coupled with the depreciation of the Peso and inflation through 2021.

In 2021, the Company’s electricity demand amounted to 26,373 GWh, which represented a 5% increase compared to 2020, while the WEM demand amounted to 133,872 GWh (+5.2% year-on-year). The variation in the Company’s demand was mainly due to temperature, elasticity, price and the level of economic activity.

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

Energy shortages may act as a brake on growing demand for electricity and disrupt distribution companies’ ability to deliver electricity to their customers, which could result in customer claims and material penalties imposed on these companies

In recent years, the condition of the Argentine electricity market has provided little incentive to generators to further invest in increasing their generation capacity, which would require material long-term financial commitments. As a result, Argentine electricity generators are currently operating at near full capacity and could be required to ration supply in order to meet a national energy demand that exceeds the current generation capacity. In addition, the economic crisis and the resulting emergency measures have had and continue to have a material adverse effect on other energy sectors, including oil and gas companies, which has led to a significant reduction in natural gas supplies to generation companies that use this commodity in their generation activities. In addition, Argentina needs to import energy or gas during the winter season or peak demand, and the energy, oil and gas prices have risen recently. As a result, electricity generators may not to be able to guarantee the supply of electricity to distribution companies, which, in turn, could prevent these companies, including us, from experiencing continued growth in their businesses and could lead to failures to provide electricity to customers. Under Argentine law, distribution companies are responsible to their customers for any disruption in the supply of electricity. As a result, distribution companies may face customer claims and fines and penalties for disruptions caused by energy shortages unless the relevant Argentine authorities determine that energy shortages constitute force majeure. To date, the Argentine authorities have not been called upon to decide under which conditions energy shortages may constitute force majeure. In the past, however, the Argentine authorities have recognized the existence of force majeure only in limited circumstances, such as internal malfunctions at the customer’s facilities, extraordinary meteorological events (such as major storms) and third-party work in public thoroughfares. We cannot make assurances that we will not experience a lack of energy supply that could adversely affect our business, financial condition and results of operations, as well as our ability to repay our debts.

If the demand for energy is increased suddenly, the difficulty in increasing the capacity of distribution companies in a short or medium term, could adversely affect the Company, which in turn could result in customer complaints and substantial fines for any interruptions

In recent years, the increase in electricity demand was greater than the structural increase in electricity distribution capacities, which led to power shortages and disruptions, in certain occasions. A sustained increase in electricity demand could generate future shortages. In addition, the condition of the Argentine electricity market has provided little incentive to generators and distributors to further invest in increasing their generation and distribution capacity, respectively, which would require material long-term financial commitments. In 2019, 2020 and 2021, the increase in the capacity of our own facilities resulting from the investment process was higher than the increase in demand, and the service quality indicators have continued improving. Regarding the coming years, there is uncertainty about the availability of resources to continue with this process. With respect to generation, depending on the availability of water and fuels, supply could be affected. For these cases, we are exempted from liability according to Resolution ENRE No. 63/2017.

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

Risks Relating to Our Business

We operate our business pursuant to our Concession Agreement granted by the Argentine Government, the revocation or termination of which would have a material adverse effect on our business

We conduct our business pursuant to our concession agreement dated August 5, 1992 (“Concession Agreement”) granted by the Argentine Government. Such agreement contains several requirements regarding the operation of our business and compliance with laws and regulations. Compliance with our obligations under our Concession Agreement is secured by a pledge of our Class A common shares in favor of the Argentine Government. Accordingly, upon the occurrence of specified events of default under our Concession Agreement, the Argentine Government would be entitled to foreclose on its pledge on our Class A common shares, which would have a severe negative impact on our ability to operate a material portion of our business, and as a result, our results of operations would be materially adversely affected. Finally, our Concession Agreement also generally provides for termination in the case of our insolvency or bankruptcy. If our Concession Agreement is terminated or if the Argentine Government forecloses its pledge over Class A common shares, we may not be able to continue to operate as a going concern, and in turn our consolidated results of operations would be materially adversely affected and the market value of our Class B common shares and ADSs could decline.

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

Our business is subject to risks arising from natural disasters, catastrophic accidents and terrorist attacks. Additionally, our businesses are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfil our demand and thus adversely affect our business and financial performance

The electric power distribution infrastructure that we rely on, may be damaged by flooding, hurricanes, strong windstorms, fires, earthquakes and other catastrophic disasters arising from natural or accidental or intentional human causes. We could experience severe business disruptions, significant decreases in revenues based on lower demand arising from catastrophic events, or significant additional costs to us not otherwise covered by insurance policies. There may be an important time lag between a major accident, catastrophic event or terrorist attack and our definitive recovery from our insurance policies, which typically carry non-recoverable deductible amounts. In addition, any of these events could cause adverse effects on the energy demand of some of our customers and of consumers generally in the affected market. Some of these considerations, could have a material adverse effect on our business, financial condition and our result of operations.

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

Between January 10, 2022 and January 16, 2022, our facilities and networks have been affected by a meteorological phenomenon known as “heat wave”. This event is characterized by the persistence of very high minimum and maximum temperatures for several consecutive days (minimum temperatures above 30°C and maximum temperatures above 41°C). A heat wave with extraordinary temperatures for the summer season due to the direct incidence of the La Niña phenomenon took place in the Metropolitan Area of Buenos Aires where our whole concession area is located, as it was duly recognized and published by the National Meteorological Service and by the Federal Executive Power through Decree No. 16/2022. The characteristics of said meteorological phenomenon were verified consecutively and without interruption from January 10, 2022 to January 16, 2022.During 2021, there was a considerable increase in the demand for electricity generated by the sustained economic reactivation in various sectors of the national economy, which has been recognized by the Federal Executive Power in the above-mentioned decree. The increase in demand has had a direct and definitive effect on our facilities during the period from January 10, 2022 to January 16, 2022, when they were subjected to thermal overload that affected their dissipation conditions, adding as a factor of utmost importance, the high consumption sustained during that period by users. The energy demand of Edenor’s area on January 14, 2022 was 107,186 MWh, far exceeding the maximum of the previous year’s summer period, which had reached 103,384 MWh (value recorded on January 25, 2021). As for the maximum power, on January 14, 2022 at 2:00 PM, 5,382 MW were registered, a historical maximum for the summer.

In anticipation of the impact that the heat wave could have on the installations, we have decided:

•	all Edenor’s and contractors’ operating personnel to attend eventual needs of the network;
•	all activities not related to repairs and network management were suspended as a preventive measure in order to have all resources available to meet possible contingencies;
•	the guards of all auxiliary services were reinforced to keep the operation running permanently (warehouses, fleet maintenance, etc.);
•	the diagrams of the technical personnel were adapted to operate with extended working hours, to increase the capacity to respond to the possible operational needs of the areas;
•	the time required to deal with any faults that might occur was shortened, thus favoring the operation of the network in its normal state;
•	these measures also contribute to making up for the loss of operational personnel caused by the contagions and isolation protocols required by COVID-19; and
•	to increase our capacity to respond to potential failures, we extended our contracts with suppliers of generator sets and troubleshooting laboratories.

Finally, it is worth mentioning the situation of the staff of employees affected by the COVID during the week of the heat wave, in which, out of the total of 92 positive cases of the whole Company, 84% of the positive cases belonged to the operations personnel.

Regarding the supply interruptions caused by the heat wave, on February 24, 2022, the ENRE was requested to exclude them from the calculation of the service quality indicators.

Our operations could cause environmental risks and any change in environmental laws, climate change legislation or regulations restricting emissions of greenhouse gases (“GHGs”) and legal frameworks promoting an increase in the participation of energies from renewable sources could significantly impact our business and result in increased operating costs.

In December 1993, Argentina approved the United Nations Framework Convention on Climate Change (“UNFCCC”) through Law No. 24,295. The UNFCCC, which entered into force on March 21, 1994, deals with the stabilization of the GHGs concentrations in the atmosphere at a level that would prevent dangerous anthropogenic interference with the climate system.

On February 16, 2005, the Kyoto Protocol to the UNFCCC (“Protocol”) entered into force. This Protocol, which deals with the reduction of certain GHGs (carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulphur hexafluoride) in the atmosphere, was in force until 2020 as a consequence of the ratification of the Doha Amendment to the Protocol.

Argentina approved the Protocol through Law No. 25,438 on June 20, 2001, and the Doha Amendment through Law No. 27,137 on April 29, 2015.

The 2015 United Nations Climate Change Conference adopted by consensus the Paris Agreement, which is known to be the successor of the Protocol. The agreement deals with GHG emission reduction measures, targets to limit global temperature increases and requires countries to review and “represent a progression” in their intended nationally determined contributions. Countries agreed they will aim to achieve the long term goal to limit global warming to well below 2°C above pre-industrial levels, and pursue efforts to further limit the temperature increase to 1.5°C. On October 5, 2016, the threshold for entry into force of the Paris Agreement was achieved. International treaties together with increased public awareness related to climate change may result in increased regulation to reduce or mitigate GHG emissions. Under Federal Law No. 27,270, dated September 1, 2016, Argentina approved the Paris Agreement.

Furthermore, Argentine Law No. 26,190, as amended and complemented by Law No. 27,191 and its implementing decrees, established a legal framework which promotes an increase in the participation of energies from renewable sources in Argentina’s electricity market.

Under Law No. 27,191, by December 31, 2017, 8% of the electric energy consumed must come from renewable sources, reaching 20% by December 31, 2025. It sets five stages to achieve the final goal: (i) 8% by December 31, 2017; (ii) 12% by December 31, 2019; (iii) 16% by December 31, 2021; (iv) 18% by December 31, 2023; and (v) 20% by December 31, 2025. It is within this framework that the Argentine government launched the RenovAr programs. As of December 31, 2018, 2019 and 2020, electric energy originated from renewable sources represented 4.6%, 8.2% and 9.7% of the total demand, respectively, according to the data released by the Argentine Government.

Compliance with legal and regulatory changes relating to climate change, including those resulting from the implementation of international treaties, may in the future increase our costs to operate and maintain our facilities, install new emission controls on our facilities and administer and manage any GHG emissions program. More stringent environmental regulations can result in the imposition of costs associated with GHG emissions, either through environmental agency requirements relating to mitigation initiatives or through other regulatory measures such as GHG emissions taxation and market creation of limitations on GHG emissions that have the potential to increase our operating costs. Revenue generation and strategic growth opportunities may also be adversely affected. Any long-term material adverse effect on the telecommunications industry could adversely affect the financial and operational aspects of our business, which we cannot predict with certainty as of the date of annual report.

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

Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, affected and may continue to affect our capacity to perform our commercial obligations and could also have a material adverse effect on our ability to perform our financial obligations

Since the execution of the agreement entered into between us and the Argentine Government on February 13, 2006, relating to the adjustment and renegotiation of the terms of our Concession Agreement (Acta Acuerdo sobre la Adecuación del Contrato de Concesión del Servicio Público de Distribución y Comercialización de Energía Eléctrica or the “Adjustment Agreement”) and as required by the Argentine Government, we were engaged in an RTI with the ENRE through February 1, 2017.

The Adjustment Agreement contemplated a cost adjustment mechanism for the transitional period during which an RTI process was being conducted. This mechanism, known as the Cost Monitoring Mechanism (“CMM”), required the ENRE to review our actual distribution costs every six months (in May and November of each year) and adjust our distribution margins to reflect variations of 5% or more in our distribution cost base. We could also request that the ENRE apply the CMM at any time that the variation in our distribution cost base was at least 10% or more. Any adjustments, however, were subject to the ENRE’s assessment of variations in our costs, and the ENRE’s approval of adjustments were not sufficient to cover our actual incremental costs in a timely manner. During such time, even when the ENRE approved adjustments to our tariffs, there was a lag between the time when we actually experienced increases in our distribution costs and the time when we received increased income following the corresponding adjustments to our distribution margins pursuant to the CMM.

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

In March 2015, Resolution No. 32/15 of the former SE granted us a temporary increase in income through funds provided by CAMMESA applicable retroactively as from February 1, 2015 through February 1, 2016, to cover costs and investments associated with the regular provision of the public service of distribution of energy on account of an RTI.

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

However, pursuant to Resolution No. 7/16, the ENRE issued Resolution No. 1/16 establishing a new tariff structure, which remained in force (with certain suspensions as a result of injunctions, which are no longer in effect) until February 2017, when an RTI process was completed.

Prior to the completion of such RTI process, several regulatory mechanisms, programs or changes were implemented from time to time by the ENRE to adjust our tariffs to reflect increased costs. Any requested adjustments were usually subject to the ENRE’s assessment of variations in our costs, and not sufficient to cover our actual incremental costs in a timely manner.

On April 1, 2016, the ENRE issued Resolution No. 55/16, which approved the program for the review of the distribution tariff scheme, establishing the criteria and methodologies for completing an RTI process.

On September 5, 2016, pursuant to Resolution No. 55/16, we submitted our rate schedule proposal for the following five-year period. On October 28, 2016, a public hearing was held to provide information and listen to the public opinion on an RTI.

Such RTI was completed on February 1, 2017, on which date the ENRE issued Resolution No. 63/17, through which it approved a new tariff scheme that established our new Value-Added for Distribution (“VAD”) for the following five-year period (For more information, see “Item 5—Operating and Financial Review and Prospects—Operating Results—Tariffs —Integral Tariff Revision”). On January 31, 2018, the ENRE issued Resolution No. 33/18 approving the new distribution cost for Edenor applicable as from February 1, 2018 and the new tariff scheme applicable to the Company. On July 31, 2018, the ENRE issued Resolution No. 208/18, pursuant to which it approved the CPD for January-June 2018 period of which 7.93% was applied as of August 1, 2018, and 6.51% in six consecutive monthly installments as of February 1, 2019. The CPD amounted to 15.85%.

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

On May 10, 2019, the Company and the SE, on behalf of the Argentine Government, entered into the Agreement on the Regularization of Obligations. By virtue of this agreement, the Company (i) undertook to pay users certain penalty and compensation amounts relating to the 2006-2016 period; and (ii) agreed to make investments, in addition to those agreed upon in the RTI, to contribute to improve the reliability and safety of the service. In return, the Argentine Government partially recognized the claim duly made by the Company, by fully offsetting pending obligations and cancelling penalties payable to the National Treasury. Furthermore, the Company waived any rights to which it may be entitled and abandoned any actions against the Federal Government.

On March 30, 2021, the ENRE called a public hearing, with the main goal of determining a transitional rate schedule for electricity distribution until the next RTI. As a result of such process, the ENRE approved a 20,9% of own distribution costs (“CPD”) (which resulted in a final 9% tariff´s increase). Later on April 30, 2021, Edenor obtained an additional 8% increase on CPD.

On February 17, 2022, the ENRE called another public hearing, with the main goal of determining a transitional rate schedule for electricity distribution until the next RTI. Our Busines Control Manager, Federico Mendez, explained the need of an additional Ps. 56,800 million required to maintain and continue the improvement in the quality of electricity services. Additionally, he explained our financial situation, the investments that have been made to satisfy demand and the improvement in the provision of the services, and he proposed a rate schedule structure that allows better control by customers.

Finally, on February 26, 2022, the ENRE granted an additional 8% in CPD. However, it also enacted an increase of the penalty rate applicable to the energy sector, which resulted in a net increase of 4%. (For more information on tariffs, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Tariffs.”)

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

We may not be able to adjust our tariffs to reflect increases in our distribution costs in a timely manner, or at all, which may have a material adverse effect on our results of operations

The Adjustment Agreement currently contemplates a cost adjustment mechanism for the transition period during which an RTI is being conducted. This mechanism, known as the Cost Monitoring Mechanism (CMM), requires the ENRE to review our actual distribution costs every six months (in May and November of each year) and adjust our distribution margins to reflect variations of 5% or more in our distribution cost base. We may also request that the ENRE apply the CMM at any time that the variation in our distribution cost base is at least 10% or more. Any adjustments, however, are subject to the ENRE’s assessment of variations in our costs, and we cannot guarantee that the ENRE will approve adjustments that are sufficient to cover our actual incremental costs. In the past, even when the ENRE has approved adjustments to our tariffs, there has been a lag between when we actually experience increases in our distribution costs and when we receive increased revenues following the corresponding adjustments to our distribution margins pursuant to the CMM.

Despite the adjustment we were granted under the CMM in October 2007 and July 2008, we cannot make assurances that we will receive similar adjustments in the future. As of the date of this annual report, we have requested four increases under the CMM beginning in May 2008 that are still being reviewed by the ENRE. Under the terms of the Adjustment Agreement, these five increases should have been approved in May 2008, November 2008, May 2009, November 2009 and May 2010. If we are not able to recover all of these incremental costs and all such future cost increases or there is a significant lag time between when we incur the incremental costs and when we receive increased revenues, we may experience a material decline in our results of operations, which could adversely affect our ability to repay the notes.

Our distribution tariffs may be subject to challenges by Argentine consumer and other groups

In the recent years, our tariffs have been challenged by Argentine consumer associations, such as two actions brought against us in December 2009 and February 2022, by an Argentine consumer association (Unión de Usuarios y Consumidores) seeking to annul certain retroactive tariff increases and return of penalties to consumers (which were acknowledged and agreed among the Argentine Government and the Province of Buenos Aires under the Agreement on the Regularization of Obligations). See “Item 8. Financial Information—Legal and Administrative Proceedings—Legal Proceedings”.

We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

We operate in a highly regulated environment and have been, and in the future may continue to be, subject to significant fines and penalties imposed by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply. Since 2001, the amount of fines and penalties imposed on our Company has increased significantly. As of December 31, 2021, 2020 and 2019, our accrued fines and penalties totaled Ps.12,927 million, Ps.13,656 million and Ps.15,032 million, respectively (taking into account adjustments made to fines and penalties following the ratification of the Adjustment Agreement and recent regulation). See “Item 4. Information on the Company—Business Overview—Fines and Penalties.”

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

On January 17, 2022, by Resolution No. 7, the ENRE initiated a summary proceeding and filed charges against the Company, since it allegedly failed to report the power outages that took place on January 11, 14 and 15, 2022. The Company has already filed an answer. To date, the ENRE has not issued a decision on the matter.

On March 5, 2021, through Resolution No. 58, the ENRE instructed us to issue invoices only with the amounts corresponding to the consumption for the period and, separately, report the debts that have originated or increased during the effectiveness of the ASPO and DISPO regimes, without contemplating interest. The balances owed will be paid to the concessionaires in accordance with the guidelines established by the ENRE. As of September 2021, we began to implement the aforementioned resolution. Likewise, we were instructed to refrain from pursuing the collection of accumulated consumption from the ASPO until February 28, 2021, without -said body- having established the guidelines for payment of such amounts by users to date.

We cannot assure you what may be the outcome of this procedure, nor that we will not incur significant fines in the future, which could have a material adverse effect on our financial condition, our results of operations and the market value of our ADSs and Class B common shares.

The increase in the illegal settlements within the Great Buenos Aires area may affect the Company’s ability to distribute energy to its customers, as well as produce an increase in public safety risks.

Within the second and third regions of the Greater Buenos Aires area, the number of illegal settlements has increased over the years, and the existing ones have grown larger in terms of the number of people living in them as well as in terms of the size and complexity of the constructions built to foster its inhabitants. These fenomena is particularly present in the third ring of the Great Buenos Aires area, where energy theft represents the main cause of the company´s energy lost. Furthermore, such illegal conections to the electricity grid are performed in land over which Edenor has governmental permits to install high and medium voltage networks. The growth of such constructions on such land increases the risk of physical contact with such networks which may cause service interruption and even provoke accidents.

Edenor continuously reports to the community, the governmental authorities, and the ENRE about these situations and also files criminal proceedings in connection therewith. However, Edenor does not have the legal authority to remove such illegal constructions, and Edenor cannot assure that those contruction will continue to grow and affect the electric system in general.

If we are unable to control our energy losses, especially the theft of energy, our results of operations could be adversely affected

Our concession does not allow us to pass through to our users the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by our concession, which is, on average, 10%. As a result, if we experience energy losses in excess of those contemplated by our concession, we may record lower operating profits than we anticipate. Prior to the 2001 and 2002 economic crisis in Argentina, we were able to reduce the high level of energy losses experienced at the time of the privatization down to the levels contemplated (and reimbursed) under our concession. However, during the last years, our level of energy losses, particularly our non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, in turn, in the number of delinquent accounts and fraud. In the regions in which new settlements of vulnerable neighbourhoods continue to be made, which are added to the growth of the already existing ones, mainly in the third region of the Greater Buenos Aires area, energy theft represents one of the main factors in the increase in total losses of the Company. Although we continue to make investments to reduce energy losses, these losses continue to exceed the average 10% loss factor contemplated by the concession and, based on the current tariff schedule and the economic turmoil, we do not expect these losses to decrease in the near term. Our energy losses amounted to 17.6% in 2021, 19.6% in 2020 and 19.9% in 2019. We cannot assure you that our energy losses will not continue to increase in future periods, which may lead to lower margins and could adversely affect our financial condition, our results of operations and the market value of our Class B common shares, ADSs and our Senior Notes due 2022.

Under the Concession Agreement, the Argentine Government could foreclose on its pledge over our Class A common shares under certain circumstances, which could have a material adverse effect on our business and financial condition

Pursuant to our Concession Agreement and the provisions of the Adjustment Agreement, the Argentine Government has the right to foreclose on its pledge over our Class A common shares and sell these shares to a third-party buyer if:

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

On February 1, 2017, the ENRE issued Resolution No. 63/17 establishing the new tariff scheme resulting from the completion of an RTI process, for the following five-year period. In accordance with the provisions of the Adjustment Agreement, Electricidad Argentina S.A. (“EASA”) (currently merged into Pampa Energía S.A.) and EDF International S.A. (“EDFI”) withdrew their ICSID claim, and on March 28, 2017, the ICSID acknowledged the discontinuance of the procedure.

In 2021, our fines and penalties remained below 20% of our gross energy sales. See “Item 4. Information on the Company—Business overview—Edenor Concession—Fines and Penalties.”

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

The expiration of the management period could result in the sale of the Company’s controlling interest.

Our concession is currently set to expire on August 31, 2087, after a term of 95 years, and may be extended for one additional 10-year period if Edenor requests the extension at least 18 months before expiration. The term of the concession is divided into management periods. On February 25, 2021, through resolution 65, the ENRE established that the first management period will be considered fulfilled at the end of the term established for the renegotiation of an RTI, according to Decree No. 1,020 dated December 16, 2020.

Six months before the end of each management period, the regulatory authority shall call to Concurso Público Internacional on the Class “A” shares sale representing 51% of the share capital of Edenor, currently held by Empresa de Energía del Cono Sur S.A. (“Edelcos”). However, if Edelcos matches the highest bid or its bid represents the highest bid received, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if Edelcos’s offer is not the highest, the Class “A” shares shall be awarded to the bidder who made the highest bid and the proceeds from the sale shall be payable by Grantor Government to Edelcos, net of any payments owed to the Argentine Government. The before mentioned price shall be delivered within the term of 30 days once the Grantor Control received it. The first management period commenced on September 1, 1992, and was extended by the regulatory authority through Resolution 467/2007.

We may be unable to import certain equipment to meet growing demand for electricity, which could lead to a breach of our Concession Agreement and could have a material adverse effect on the operations and financial position

Certain exchange controls established by the Argentine Government and future restrictions on imports that may be adopted in the future could limit or delay our ability to purchase capital goods that are necessary for our operations (including carrying out specific projects). Under our concession, we are obligated to satisfy all of the demand for electricity originated in our concession area, maintaining at all times certain service quality standards that have been established for our concession. If we are not able to purchase significant capital goods to satisfy all of the demand or suffer unexpected delays in the import process, we could face fines and penalties which may, in turn, adversely affect our activity, financial position, results of operations and/or the market value of our ADSs and Class B common shares. For more information on exchange controls, see “Item 10. Additional Information—Exchange Controls”.

We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material effect on our business

As of December 31, 2021, approximately 81% of our employees were union members. Although our relations with unions are currently stable and we have had an agreement in place with the two unions representing our employees since 1995, we cannot assure you that we will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues. We cannot assure you that we will be able to negotiate salary agreements or labor conditions on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to demonstrations or work stoppages, our results of operations, financial conditions and the market value of our ADSs, Class B common shares and our Senior Notes due 2022 could be materially adversely affected.

We could incur material labor liabilities in connection with our outsourcing that could have an adverse effect on our business and results of operations

We outsource a number of activities related to our business to third-party contractors in order to maintain a flexible cost base. As of December 31, 2021, we had approximately 5,877 third-party employees related to third party´s contracts. Although we have very strict policies regarding compliance with labor and social security obligations by contractors, we are not in a position to ensure that contractors will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina which have recognized joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances. As of December 31, 2021, 2020 and 2019, termination claims amounted to Ps.1,702.5 million, Ps.1,315.2 million and Ps.1,843.3 million, respectively.

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

We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in Argentina. Any violation thereunder could have a material adversed effect on our reputation and the results of our operation

We are subject to national and international anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations. Likewise, we are subject to certain restrictions and our relationship with certain non-cooperative countries. Edenor has internal processes and an Ethic and Compliance Code that are mandatory for all its personnel and suppliers. However, no assurance can be given that such policies and processes are sufficient to prevent or detect frauds, violation of the law or inappropriate behaviour from our employees, directors, officers, shareholders, agents and suppliers.

We are involved in various legal proceedings which could result in unfavorable decisions for us, which could in turn have a material adverse effect on our financial position and results of operations

We are party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor and responding to the demands of litigation may divert our management’s time and attention and our financial resources and unfavorable decisions may have a material adverse effect on our financial position and results of operations. See “Item 8. Financial Information—Legal and Administrative Proceedings—Legal Proceedings.”

In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations

As of December 31, 2021, our physical assets were insured for up to U.S.$1,797 million. However, we do not carry insurance coverage for losses caused by our network or business interruption, including for loss of our concession. See “Item 4. Information on the Company—Business Overview—Insurance.” Although we believe our insurance coverage is commensurate with standards for the distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our financial condition and results of operations and the market value of our Class B common shares and ADSs.

We currently are not able to effectively hedge our currency risk in full and, as a result, a devaluation of the Peso may have a material adverse effect on our results of operations and financial condition

Our revenues are collected in Pesos pursuant to tariffs that are not indexed to the U.S. Dollar, while a significant portion of our existing financial indebtedness is denominated in U.S. Dollars, which exposes us to the risk of loss from devaluation of the Peso. We currently seek to hedge this risk in part by converting a portion of our excess cash denominated in Pesos into local U.S. dollar-denominated instruments such as local government bonds, but we continue to have substantial exposure to the U.S. Dollar. The Argentine Government does not allow companies, including us, to access the the market to acquire U.S. Dollars to hedge our financial position. If we continue to be unable to effectively hedge all or a significant portion of our currency risk exposure, a devaluation of the Peso may significantly increase our debt service burden, which, in turn, may have a material adverse effect on our financial condition and results of operations, as well as our ability to repay our debts.

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

The loss of the exclusivity of electricity distribution in our service area may be adversely affected by technological or other changes in the energy distribution industry, which could have a material adverse effect on our business.

Although our concession grants us the exclusive right to distribute electric energy within our service area, this exclusivity may be revoked in whole or in part if technological developments make it possible for energy distribution to evolve from its current condition of natural monopoly to a competitive business. In no event does the total or partial revocation of our exclusive distribution rights entitle us to claim or obtain reimbursement or indemnification. Although, to our knowledge, there are no current projects to introduce new technologies in the medium or long term that could reasonably modify the composition of the electricity distribution business, we cannot assure you that future developments will not allow competition in our sector that would adversely affect the exclusivity right granted to us under our concession. Any total or partial loss of our exclusive right to distribute electricity within our service area would likely lead to increased competition and result in lower revenues, which could have a material adverse effect on our financial condition, our results of operations and the market value of our Class B shares and our ADSs.

A potential nationalization or expropriation of 51% of our capital stock, represented by Class A shares, may limit the ability of Class B shares to participate in the Board of Directors.

As of the date of this annual report, ANSES owned shares representing 26.8% of our capital stock and jointly appointed five Class B and five Class C directors at our last shareholders’ meeting. The remaining directors were appointed by Class A shares.

If the Argentine Government was to expropriate 51% of our capital stock, represented by our Class A shares, the Argentine Government would be the sole holder of the Class A shares and ANSES would hold the majority of the Class B shares. Certain strategic transactions require the approval of the holders of the Class A shares. Accordingly, the Argentine Government and ANSES could determine substantially all matters requiring the approval of a majority of our stockholders, including the election of a majority of our directors, and could direct our operations.

If the Argentine Government nationalizes or expropriates 51% of our capital stock, as represented by the Class A shares, our results and financial condition could be adversely affected and this could cause the market value of our ADSs and Class B shares to decline.

We may not be able to raise the funds necessary to repay our commercial debt with CAMMESA, our major supplier

Pending obligations with the WEM for electrical energy purchases until 2019 were fully compensated. However, as a result of (i) the enactment of the Productive Reactivation Law (in the framework of the public emergency), (ii) the subsequent instruction to the Company to refrain from applying, as from January 1, 2020, the Electricity Rate Schedules Maintenance Agreement entered into between the Company and the Argentine Executive Power on September 19, 2019 (the “Electricity Rate Schedules Maintenance Agreement”) and (iii) the prevailing macroeconomic situation, aggravated by the recent effects of COVID-19 outbreak (See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Developments relating to the coronavirus may have a material adverse impact on our business operations, financial condition or results of operations”), the Company partially postponed payments to CAMMESA regarding maturities taking place in March 2020. We may not have the ability to raise the funds necessary to repay our commercial debt with CAMMESA.

Section 87 of Law No. 27,591 of the General Budget of the National Administration for the Year 2021 established the “Special System for the Regularization of Payment Obligations” that the distributors maintain with CAMMESA, under the conditions established by the SE.

On February 22, 2022, by means of Executive Order No. 88/2022, the Executive Power extended until December 31, 2022 the “Special System for the Regularization of Payment Obligations”.

Should no agreement be reached with the Argentine Government to cover our debt with CAMMESA (pursuant to such rules and regulations), no assurance can be given that we may have the ability to raise the necessary funds to pay all our commercial debt with CAMMESA, unless to the extent that a proper RTI is not completed during the 2022.

The Argentine Government could enforce our our debt with CAMMESA and without any tariff relief, constrain the Company financially further compromising our ability to meet our obligations.

We may not have the ability to collect the amounts corresponding to the discounts of the Social Rate, the ceilings of the Social Rate and the bonuses for neighbourhood clubs, that must be financed by the Province of Buenos Aires and the Autonomous City of Buenos Aires

If we are not able to recover the revenue corresponding to the discounts applied pursuant to the Social Rate regime, the ceilings of the Social Rate and the bonuses for neighborhood clubs, and/or if there is a significant lag of time between when we incur the incremental costs and when we receive the amounts related to these concepts, we may suffer liquidity shortfalls, any of which, individually or in the aggregate, could have a material adverse effect on our business and results of operations.

All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon occurrence of any such events

As of the date of this annual report, U.S.$98 million of our financial debt was represented by our Senior Notes due 2022 (the “Senior Notes due 2022”). Under the indenture for the Senior Notes due 2022, certain expropriation and condemnation events with respect to us may constitute an event of default, which, if declared, could trigger the acceleration of our obligations under the notes and require us to immediately repay all such accelerated debt. In addition, all of our outstanding financial indebtedness contains certain events of default related to bankruptcy and voluntary reorganization proceeding. If we are not able to comply with certain payment obligations as a result of our current financial situation and if the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even us, could file for our bankruptcy, or we could file for a voluntary reorganization proceeding. In addition, all of our outstanding financial indebtedness also contains cross-default provisions or cross-acceleration provisions that could cause all of our debt to be accelerated if the debt containing expropriation or bankruptcy and/or reorganization proceeding events of default goes into default or is accelerated. In such a case, we would expect to actively pursue formal waivers from the corresponding financial creditors to avoid such potential situation, but in case those waivers are not timely obtained and immediate repayment is required, we could face short-term liquidity problems, which could adversely affect our results of operations and cause the market value of our ADSs and Class B common shares to decline.

Our management, considering Central Bank Communication “A” 2422 and their related regulations, is working to propose a debt restructuring considering the requirements of Section 3.17 that requests to refinance at least 60% of the actual debt with a duration larger than two years, in order to access the MLC. The strategy involves to make the offer and exchange, in advance of the maturity of the Senior Notes due 2022. The offer will include an option to exchange the Senior Notes due 2022 with new notes with similar covenants and characteristics or a second option which will include a cash payment according to Central bank regulation limits and the difference with the new notes.

We may not have the ability to raise the funds necessary to finance a change of control offering as required by our Senior Notes due 2022

As of the date of this annual report, our Senior Notes due 2022 represent US$ 98 million of our financial debt. Under the terms of our Senior Notes due 2022, in the event of a change of control, we must offer to repurchase any and all outstanding Notes at a purchase price equal to 100% of the aggregate principal amount of such Notes, plus accrued and unpaid interest thereon and additional amounts, if any, through the date of purchase. We may not have sufficient funds to make the required repurchases of our Senior Notes due 2022 in the event of a change of control. If we fail to make the change of control offer, that could constitute an event of default under the terms and conditions of issuance, which in turn could trigger cross-default provisions under the terms of issuance of other debt instruments from time to time outstanding, whereby the results of operations could be adversely affected and the market value of our ADSs and Class B common stock could decline.

The New York Stock Exchange and/or the Buenos Aires Stock Exchange may suspend trading and/or delist our ADSs and Class B common shares, upon the occurrence of certain events relating to our financial situation

The New York Stock Exchange (“NYSE”) and/or the Bolsas y Mercados Argentinos S.A. (“BYMA”) may suspend and/or cancel the listing of our ADSs and Class B common shares, respectively, in certain circumstances, including upon the occurrence of certain events relating to our financial situation. For example, the NYSE may decide such suspension or cancellation if our shareholders’ equity becomes negative.

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

The BYMA may cancel the listing of our Class B common shares if it determines that our shareholders’ equity and our financial and economic situation do not justify our access to the stock market or if the NYSE cancels the listing of our ADSs.

We cannot assure you that the NYSE and/or the BYMA will not commence any suspension or delisting procedures in light of our financial situation, including if our shareholders’ equity becomes negative. A delisting or suspension of trading of our ADSs or Class B common shares by the NYSE and/or the BYMA, respectively, could adversely affect our results of operations and financial conditions and cause the market value of our ADSs and Class B common shares to decline.

Changes in weather conditions or the occurrence of severe weather (whether or not caused by climate change or natural disasters), could adversely affect our operations and financial performance

Weather conditions have influenced and in the future may influence the demand for electricity, our ability to provide it and the costs of providing it. In particular, severe weather may adversely affect our results of operations by causing significant demand increases, which we may be unable to meet without a significant increase in operating costs. This could strongly impact the continuity of our services and our quality indicators. For example, the exceptional thunderstorms that occurred in April and December of 2013 and a heat wave that occurred in December of 2013 affected the continuity of our services, both in the low voltage and medium voltage networks. See “Item 4. Information on the Company—Business Overview—Quality Standards—Edenor Concession”. Furthermore, any such disruptions in the provision of our services could expose us to fines and orders to compensate those users affected by any such power cuts, as has occurred in the past (see “Item 4. Information on the Company—Business Overview—Quality Standards—Fines and Penalties”). Our financial condition, results of operations and cash flows could therefore be negatively affected by increased operating costs, litigation or decreases in revenue relating to changes in weather conditions and severe weather.

Cybersecurity events, such as interruptions or failures in our information technology systems as well as cyber-attacks, could adversely affect our business, financial condition, results of operations and cash flows

We depend on the efficient and uninterrupted operation of internet-based data processing communication and information exchange platforms and networks, including administrative and business-related systems (such as Supervisory Control and Data Acquisition (“SCADA”) and DCS Software, Inc. (“DCS”)). Cybersecurity risks have generally increased in recent years as a result of the proliferation of new technologies and the increased sophistication and activities of cyber-attacks. Through part of our grid and other initiatives, we have increasingly connected equipment and systems to the internet. Due to the critical nature of our infrastructure and the increased accessibility enabled through connection to the internet, we may face a heightened risk of cybersecurity incidents such as computer break-ins, phishing, identity theft and other disruptions that could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure. In the event of a failure of any of our information technology systems or a cyber-attack, we could have our business operations disrupted, property damaged and user information stolen; experience substantial loss of revenues, response costs and other financial loss; and be subject to increased regulation, litigation and damage to our reputation. It should be mentioned that contingency plans in place may not be sufficient to cover liabilities associated with any such events and therefore, applicable insurance coverage may be deemed inadequate, preventing us from receiving full compensation for the losses sustained as a result of such a disruption. Although we intend to continue to implement security technology devices and establish operational procedures (such as, our Disaster Recovery Plan, which aims to respond and recover business’ core applications in the event of serious incidents) to prevent disruption resulting from, and counteract the negative effects of cybersecurity incidents within the next three years, it is possible that not all of our current and future systems are or will be entirely free from vulnerability and these security measures will not be successful. Accordingly, cybersecurity is a material risk for us and a cyber-attack could adversely affect our business, results of operations and financial condition. For more information see “Item 4. Information on the Company—Business Overview—Information Technology and Telecommunications—Cybersecurity”.

The Company’s operations and business could be affected by the adoption of restrictions on the import of products or the technical conditions applicable thereto.

In February 2011, the then Ministry of Industry issued Resolution No. 45/11 by means of which, among other issues, it resolved to extend the application of the non-automatic licensing system with respect to the import of products that the Ministry of Industry considers to be luxury or that compete unfairly with local production on the understanding that such national production was capable of satisfying domestic demand. On January 25, 2013 and by means of Decree No. 11/13, the Ministry of Economy repealed Resolution No. 45/11 putting an end to the mechanism that required importers to process an authorization certificate to enter certain products into the country. On January 8, 2020, the Secretariat of Industry, Knowledge Economy and External Trade Management of the Ministry of Productive Development issued Resolution (SIECGCE) No. 1/20, which (i) incorporated new tariff items that shall process non-automatic licenses (“LNA”), (ii) modified the forms for the import license application, (iii) decreased the tolerance in the FOB unit value of goods subject to the processing of LNA, (iv) decreased the term of validity of the LNA from 180 to 90 days as from its approval in the SIMI, (v) extended the scope of imports of goods to the territory of the Isla Grande de la Tierra del Fuego (except for products coming from the continental territory), and (vi) established the Undersecretariat of Trade Policy and Management of the Secretariat of Industry, Knowledge Economy and External Trade Management as the enforcement authority.

In addition, through Resolution of the Secretariat of Domestic Trade No. 247/2019 and successive extensions, it has been established that before December 31, 2021, electric meters must comply with certain characteristics that none of the suppliers based in Argentina had, which lead to increased imports and, therefore, subject to the restrictions on import that exist.

As of the date of this annual report, we cannot guarantee that in the future, measures similar to those adopted through the date of this annual report will not be adopted that may have an impact on the goods used by the Company as inputs, causing the Company an adverse effect on its economic, financial or other situation, its results of operations, business or its ability to comply with its obligations in general.

Risks relating to our ADSs and Class B common shares

Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions on, and the proceeds of any sale of, the Class B common shares underlying the ADSs, which could affect the market value of the ADSs

The Argentine Government has re-established restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Conversion of dividends, distributions, or the proceeds from any sale of shares from Pesos into U.S. Dollars, as well as the transfer of those funds abroad is strongly limited. See “Item 10. Additional Information—Exchange Controls”. Future restrictions on foreign exchange market access, other than those already imposed, may affect even more the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from Pesos into U.S. Dollars and the remittance of such U.S. Dollars abroad. Also, certain of our indebtedness includes covenants limiting the payment of dividends. We cannot assure you that the Argentine Government will not take new measures or deepen those already established in the future. The depositary for the ADSs may hold the Pesos it cannot otherwise convert for the account of the ADS holders who have not been paid. Any future adoption by the Argentine Government of constraints on the movement of capital out of Argentina may deepen the restrictions on the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs, and may adversely affect the market value of our Class B common shares and ADSs.

Our shareholders’ ability to receive cash dividends may be limited

According to current regulations, transfer of funds abroad in order to pay dividends does not require Central Bank approval, to the extent such dividend payments are made in compliance with the requirements set forth under Central Bank (see “Item 10—Additional Information—Exchange Controls”). Our shareholders’ ability to receive cash dividends may be limited by the ability of the depositary to convert cash dividends paid in Pesos into U.S. Dollars. Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the common shares underlying the ADSs into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If this conversion is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, shareholders may lose some or all of the value of the dividend distribution. Additionally, any payment of dividends may need to be approved by ENRE. We cannot assure you that your ability to receive dividends, as an ADSs holder, will not be affected due to current or future regulations, and that the Argentine Government will not adopt new measures or deepen those already implemented, which could result in more restrictions on the access to the foreign exchange market.

Under Argentine law, shareholder rights may be fewer or less well-defined than in other jurisdictions

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well-defined and enforced in Argentina than in the United States, putting holders of our Class B common shares and ADSs at a potential disadvantage.

Holders of ADSs may be unable to exercise voting rights with respect to the Class B common shares underlying the ADSs at our shareholders’ meetings

Shares underlying the ADSs are held by the depositary in the name of the holder of the ADS. As such, we will not treat holders of ADSs as one of our shareholders and, therefore, holders of ADSs will not have shareholder rights. The depositary will be the holder of the Class B common shares underlying the ADSs and holders may exercise voting rights with respect to the Class B common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our by-laws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying Class B common shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our Class B common shares will receive notice of shareholders’ meetings through publication of a notice in an official gazette in Argentina, an Argentine newspaper of general circulation and the daily bulletin of the Buenos Aires Stock Exchange (“BASE”), and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, do not receive notice directly from us. Instead, in accordance with the deposit agreement, we provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the Class B common shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of Class B common shares and Class B common shares represented by ADSs may not be voted as the holders of ADSs desire. Class B common shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, be voted at the corresponding meeting either in favor of the proposal of the Board of Directors or, in the absence of such a proposal, in accordance with the majority.

Our shareholders may be subject to liability for certain votes of their securities

Because we are a limited liability corporation, our shareholders are not liable for our obligations. Shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and who do not abstain from voting at the respective shareholders’ meeting may be liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who wilfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the law or our by-laws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our shares and ADSs may be adversely impacted.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to provide reasonable assurance of achieving the control objectives. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 (a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or any eventual testing that may be required by our independent registered public accounting firm pursuant to Section 404 (b) of the Sarbanes-Oxley Act, if and when required if our status as a non-accelerated filer changes, may reveal additional deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. If in the future we identify new material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or, if and when applicable, our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are then listed, the SEC, or other regulatory authorities, which could require additional financial and management resources. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the market price of our shares and ADSs.

Provisions of Argentine securities laws could deter takeover attempts and have an adverse impact on the price of our shares and ADSs

Argentine securities law No. 26.831contain provisions that may discourage, delay or make more difficult a change in control of our Company, such as the requirement, upon the acquisition of a controlling interest in of our capital stock, to launch a mandatory tender offer to acquire all our voting stock and any securities convertible into, or entitling the holder thereof to subscribe for or acquire, any voting shares in our capital stock. These provisions may adversely affect the market value of our shares and ADSs.

Item 4.	Information on the Company

Recent Developments in Argentina – Health situation

While the year 2020 was greatly impacted by the COVID-19 disease, generating a high social, economic and financial impact, 2021 was a year of economic recovery thanks to the rapid distribution and application of vaccines throughout the world, including Argentina, which allowed activity to recover to a certain extent.

During 2021, the National Government carried out an important vaccination campaign over the population in order to control the pandemic, which allowed the strong rebound in economic activity during the year.

History and Development of the Company

Empresa Distribuidora y Comercializadora Norte S.A. (Distribution and Marketing Company of the North S.A.), or Edenor, is a public service company incorporated as a sociedad anónima (stock corporation) under the laws of Argentina. Our principal executive offices are located at Avenida del Libertador 6363, 11° floor, City of Buenos Aires, C1428ARG, Argentina, and our general telephone number at this location is +54 11 4346 5000.

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

On September 1, 1992, EASA acquired our Class A common shares and became our controlling shareholder. On August 24, 2018, as a result of a merger process, Pampa Energía became the direct controlling company of Edenor.

Change of control

On December 28, 2020, Pampa Energía, the former holder of 100% of Edenor’s Class A shares, representing 51% of Edenor‘s share capital, entered into a share purchase and sale agreement, as the seller, Edelcos dated December 28, 2020 (the “SPA”).

By virtue of such agreement, Pampa Energía agreed, subject to certain conditions precedent such as the approval of both its shareholders’ meeting and the ENRE, to sell its controlling interest in Edenor by transferring all the Class A Shares and votes to Edelcos (the “Acquisition”).

Accordingly, on February 17, 2021, the shareholders’ meeting of Pampa Energía approved the referred to Acquisition.

On June 23, 2021, by means of Resolution No. 207/2021, the ENRE authorized Pampa Energía to transfer 100% of Edenor’s Class A shares, representing 51% of the Company’s share capital and votes, to Edelcos in accordance with the SPA. The transfer of 100% of Edenor’s Class A shares closed shortly thereafter, on June 30, 2021.

Also, on July 7, 2021, Edelcos notified the National Commission for Competition Defense (Comisión Nacional de Defensa de la Competencia or “CNDC”), pursuant to the terms of Article 8 of Law 25,156, of the existence of the SPA for the Acquisition, requesting the approval of such commission. As of the date of this annual report, the CNCD has not issued any decision in this regard.

Following the change of control, the Class A directors tendered their resignations. To fill the vacancies, the Company’s Supervisory Committee appointed Messrs. Neil A. Bleasdale (Chairman), Esteban Macek (Vice-Chairman); Nicolás Mallo Huergo, Eduardo Vila, Edgardo Volosin, Federico Zin and Mariano C. Lucero as directors, and Messrs. Hugo Quevedo, Mariano C. Libarona, Daniel O. Seppacuercia, Diego Hernán Pino, Sebastián Álvarez and María Teresa Grieco as alternate directors.

As required by the regulations in effect and within the time periods set forth therein, Edelcos carried out a mandatory tender offer in Argentina and a tender offer in the United States in respect of the Class B and Class C common shares issued by the Company, including those represented by ADSs. Once the period for receiving tenders expired, and not having received any tenders, the offeror declared it void.

Business Overview

We believe we are the largest electricity distribution company in Argentina and one of the largest in Latin America in terms of number of users and electricity sold (both in GWh and in Pesos) in 2021. We hold a concession to distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and in the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately 9 million people. As of December 31, 2021, Edenor served 3.2 million users.

The following table shows the percentage of the electricity produced and sold by generating companies that was purchased by us in the periods indicated:

Year	Electricity demand in Gwh(1)	Edenor demand in Gwh(2)	Edenor’s demand as % of total demand
2019	128,880	24,960	19.4%
2020	127,306	25,124	19.7%
2021	133,872	26,373	19.7%

Source: CAMMESA

(1)	Demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).
(2)	Calculated as electricity purchased by us and our wheeling system users.

Edenor Concession

Edenor’s concession is currently set to expire on August 31, 2087, after a term of 95 years, and may be extended for one additional 10-year period if Edenor requests such extension at least 18 months before expiration. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years each. Six months before the end of each management period, the regulatory authority shall launch an international public bidding procedure in respect of the Class “A” shares representing 51% of the share capital of Edenor, currently held by Edelcos. If Edelcos matches the highest bidor its bid represents the highest bid received, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if Edelcos’s offer is not the highest, the Class “A” shares shall be awarded to the bidder who made the highest bid and the proceeds from the sale shall be payable by Grantor Government to Edelcos, net of any payments owed to the Argentine Government. The beforementioned price shall be delivered within the term of 30 days once the Grantor Control received it. The first management period commenced on September 1, 1992, and was extended by the regulatory authority through Resolution 467/2007.

No specific fee must be paid by the Company under the Concession Agreement during the term of the concession.

The Company is subject to the terms of its Concession Agreement and the provisions of the regulatory framework comprised by Laws No. 14,772, 15,336 and 24,065, resolutions and regulatory and supplementary standards issued by certain authorities. Thus, the Company is responsible for the distribution and sale of electricity as a public service with a satisfactory quality level pursuant to the requirements set forth in the aforementioned Concession Agreement and regulatory framework.

Geographic Exclusivity

Our concession gives us the exclusive right to distribute electricity within our concession area during the term of our concession. Under our concession, neither the national nor the provincial or local Governments may grant further concessions to operate electricity distribution services within our concession area. In that respect, we are obligated to satisfy all of the demand for electricity originated in our concession area, maintaining at all times a service quality standard that has been established in our Concession Agreement. This geographic exclusivity may be terminated in whole or in part by the Argentine Government if technological changes make it possible for the energy distribution industry to evolve from its present condition as a natural monopoly into a competitive business. However, the Argentine or the Provincial Government may only exercise their right to alter or terminate our geographical exclusivity at the end of each management period under our concession, by prior written notice at least six months before the expiration of the corresponding management period.

The electricity distribution and sale service is provided exclusively to all the users connected to the network within the area comprised of the following:

Region I City of Buenos Aires: the area encompassing Dock “D”, “unnamed street”, path of the Autopista Costera (coastline highway), extension of Pueyrredón Ave., Córdoba Ave., Ferrocarril San Martín railway tracks, General San Martín Ave., Zamudio, Tinogasta, General Paz Ave. and Río de La Plata river, and Province of Buenos Aires: the districts of San Martín, Tres de Febrero, San Isidro and Vicente López.

Region II Province of Buenos Aires: the districts of Morón, Ituzaingó, Hurlingham, Merlo, Marcos Paz, Las Heras and La Matanza.

Region III Province of Buenos Aires: the districts of San Fernando, Tigre, Escobar, Malvinas Argentinas, San Miguel, José C. Paz, Pilar, Moreno and General Rodríguez.

Our Obligations

We are obligated to supply electricity upon demand by the owner or occupant of any property in our concession area. We are entitled to charge for the electricity supplied rates that are established by tariffs set with the prior approval of the ENRE under applicable regulations. Pursuant to our concession, we must also meet specified service quality standards relating to:

•	the time required to connect new users;
•	voltage fluctuations;
•	interruptions or reductions in service; and
•	the supply of electricity for public lighting and to certain municipalities.

Our concession requires us to make the necessary investments to establish and maintain the applicable service quality standards and to comply with the stringent minimum public safety standards as specified for our concession. We are also required to furnish the ENRE all information requested by it and must obtain the ENRE’s prior consent for the disposition of assets that are assigned to the provision of our electricity distribution services. The ENRE also requires us to compile and submit various types of reports regarding the quality of our service and other technical and commercial data, which we must periodically report to the ENRE.

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

On January 19, 2021, the Company subscribed to the Agreement on the Joint Exercise of the Regulation and Control of the Public Service of Electricity Distribution (“Acuerdo sobre el Ejercicio Conjunto de la Regulación y Control del Servicio Público de Distribución de Energía Eléctrica”) entered into among the Federal Government, the Province of Buenos Aires and the City of Buenos Aires. The Agreement acknowledged that the Federal Government currently retains the ownership and concession of the public electricity distribution service in the Company's concession area. It was also agreed that a series of instruments related to the transfer of the aforementioned service to local jurisdictions would be rendered ineffective and that a tripartite body would be created to regulate and control the activity. On February 23, 2021, this agreement was ratified by the Extraordinary Shareholders’ Meeting of the Company.

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

Under our concession, we may also be required to continue rendering services after the termination of the Concession Agreement’s term upon the request of the Argentine Government, but for a period not to exceed 12 months.

In accordance with our concession, our controlling shareholder, Edelcos, has pledged its 51% stake in the Company to the Argentine Government to secure obligations under our concession. The Adjustment Agreement required that the pledge be extended to secure our obligations under such agreement. The Argentine Government may foreclose on its pledge over the Class A shares and sell them in an international public bidding procedure if certain situations occur. See “Item 4. Information on the Company—Business Overview—Foreclosure on the Pledge of Our Class A common shares or Revocation of Our Concession”.

Quality Standards

Service quality

Pursuant to our concession, we are required to meet certain levels of technical quality of the product delivered (voltage level and waveform) and the service provided (frequency and duration of interruptions). With the adoption of the new Sub-Annex IV which has been in force since March 2017 and the start of the RTI’s five-year period (2017-2022) (the “RTI Five-Year Period”), which are in force for the year 2022, the admissible disruptions gaps in the voltage level may not exceed the following percentages:

High voltage	-5.0% to +5.0%
Overhead network (medium or low voltage)	-8.0% to +8.0%
Buried network (medium or low voltage)	-8.0% to +8.0%
Rural	-8.0% to +8.0%

The concession granted to Edenor stipulates that fines will be applied when registered stress sets exceed the preceding limits for more than 3% of the total measurement time (5% for the case of measurements of perturbations to the waveform). The penalty rate for each KWh delivered in poor conditions depends on the magnitude of the setback with respect to the rated voltage and follows a quality path that increases that rate over the RTI Five-Year Period. For the particular case of voltage set-offs in selected points, regulation provides for an increase in the bonuses to be credited to the customer in case the set-off outside the tension limits persists over time. Fines are credited to the invoice of the affected user.

The technical service quality levels set out in Edenor’s concession refer to the frequency and duration of interruptions. It will be sufficient for one of the limits to be exceeded for the penalized time of said interruption and the rest computable interruptions to be included in the calculation of the bonuses. During the RTI Five-Year Period, the quality requirement is also increased by the percentage of the cost of unsupplied energy corresponding to the customer’s tariff based on the semester of the five-year period and the penalized duration of the interruption. In the event of an extraordinary impact on the provision of the service (i.e., 70,000 or more affected customers for five or more days in a row), a special compensation is provided to the T1R customers affected during those periods for more than the time limit applicable to the corresponding semester of the five-year period.

The ninth and penultimate six-month period of the 2017-2022 five-year period, which is governed by the new Sub-Appendix IV to the Concession Agreement established by the RTI, began in March 2021.

In addition to incorporating district and commune-based service quality controls, a quality improvement path with increasing requirements was implemented, regarding not only interruption frequency limits and admissible interruption duration but also the cost of non-delivered energy. Additionally, an automatic penalty mechanism was implemented so that the discounts applied on account of deviations from the established limits may be credited to customers within a term of 60 days as from the end of the controlled six-month period. As for the values of the definitive penalties, the decision of the ENRE concerning the information submitted for each six-month period is required.

Additionally, through Resolution No. 198/2018, the ENRE established additional penalties of 300 or 600 KWh per user depending on the Feeder Six-Month Track Factor (Factor de Sendero Semestral del Alimentador, or “FSSA”) and the Consumer Six-Month Track Factor (Factor de Sendero Semestral de Usuario, or “FSSU”) as from the fourth six-month period of the RTI Five-Year Period, which commenced in September 2018. The penalties that may eventually be applied must be calculated and reported to the ENRE within 120 calendar days from the end of the six-month control period and deposited in an escrow account.

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

The values for the final semester of the RTI Five-Year Period, which are in force for the year 2022, are as follows:

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

The regulation for the RTI Five-Year Period also sets quality levels for the System Average Interruption Frecuency Index (“SAIFI”) and the System Average Interruption Duration Index (“SAIDI”) indicators per district/commune (City of Buenos Aires). These limits also vary across the aforementioned quality path. The setting-off of these limits, results, approximately, in a semi-annual factor per district or commune that increases or decreases the individual bonuses of customers belonging to the same district or commune.

Interruptions of less than or equal to three minutes and those attributable to force majeure events are not counted against individual time or frequency limits. The regulation for the RTI Five-Year Period also provides that interruptions linked to Medium Voltage/Low Voltage (“MV” and “LV”, respectively) service improvement works or particular weather events affecting between 100,000 and 400,000 users in 24 hours may be excluded from the calculation of individual bonuses. However, such interruptions cannot be excluded from the calculation of SAIFI/SAIDI indicators per district/commune (City of Buenos Aires).

It is also expected that during the RTI Five-Year Period both the cost of unsupplied energy (quality of service) and the cost of energy delivered in poor conditions (product quality) will be updated each time changes in the VAD occur, taking into account the adjustments granted and earned accumulated as of the first day of the corresponding control period. During each control period, the two energy cost values described above will remain constant.

The following table sets forth the average of frequency and duration (SAIDI and SAIFI) of interruptions to our service in the periods indicated:

	Year ended December 31,
Per customers	2021	2020	2019	2018
Average frequency of interruptions (times)	4.12	4.64	6.15	6.94
Average duration of interruption (hours)	10.67	12.23	15.94	22.65

The trend towards improvement of the interruption frequency indicator as compared to the previous year continued, which was reflected in a similar proportion in the total interruption duration indicator, with a slight improvement in average interruption duration. Investment actions in distribution networks, and their ripening over time, often lead in the first place to a decrease in the frequency indicator.

In addition, to meet required quality levels, we must comply with certain operational requirements related to the quality of our commercial services, safety in public streets, data gathering and processing (including through reports that must be submitted to the ENRE for supervision and control) and other contractual requirements related to our environmental management plan and the claims filed with the ENRE by users which have been resolved after the established period.

Product quality

With regard to product quality, the regulations that established a quality path for the RTI Five-Year Period (2017-2022) continue to be in effect, setting voltage deviation limits for MV and LV supplies at a unified value of 8%, 5% exclusively for HV, and the cost of energy delivered in poor condition at incremental values throughout the path for both voltage levels and disturbances.

Voltage and disturbances measuring campaigns that had been suspended by the end of March 2020, by virtue of the measures adopted to address the effects of the COVID-19 outbreak, were resumed as from March 2021 per instruction of the ENRE.

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

The following table shows the adjustments to Edenor’s standalone accruals for ENRE fines and penalties, including current fines and penalties and adjustments to past fines due to increases in our tariffs pursuant to the Adjustment Agreement, for the periods specified:

	Year ended December 31,
	(in millions of Pesos)
	2021	2020	2019
Accruals at beginning of year	13,656	15,032	21,899
ENRE Fines and Penalties	5,566	3,968	2,533
Quality of Technical Service	897	35	(6,262)
Quality of Technical Product	43	20	(1,471)
Quality of Commercial Service	652	495	1,939
Public Safety	399	353	(1,842)
Transport Technical Function	-	-	(9)
Reporting Violations	239	269	(993)
Non-compliance with the investment plan	-	-	-
Others	22	14	-
Agreement on the Regularization of obligations	3,314	2,782	11,171
Payments of the year	(867)	(1,316)	(1,841)
Quality of Technical Service	(462)	(445)	(616)
Quality of Technical Product	(20)	(23)	(139)
Quality of Commercial Service	(79)	(424)	(579)
Public Safety	(275)	(424)	(507)
Others	(31)
Result from exposure to inflation for the year	(5,428)	(4,028)	(7,559)
Accruals at year-end	12,927	13,656	15,032

Note: The facts or events that generated the amounts charged in each period may have occurred in prior periods and not necessarily in the period in which the charge is made.

Fines and penalties imposed on us by the ENRE amounted to Ps.5,566 million and Ps.3,968 million as of December 31, 2021 and 2020, respectively.

As of December 31, 2021, total accrued fines and penalties imposed on us amounted to Ps.12,927 million, of which Ps.12,779 million (including accrued interest) corresponded to penalties accrued but not yet imposed on us and Ps.148 million (including accrued interest) correspond to penalties imposed on us but not yet paid.

Additionally, pursuant to Note No. 125,248 dated March 29, 2017, the ENRE set the applicable penalty determination and adjustment mechanisms in relation to the control procedures, the service quality assessment methodologies, and the penalty system applicable as from February 1, 2017 for the 2017 – 2022 period established by ENRE Resolution No. 63/17.

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

Additionally, and following the completion of a RTI process, the ENRE issued new penalty procedures, such as:

➢	ENRE Resolution No. 118/18: Regulating the compensation for extraordinary service provision interruptions.
➢	ENRE Resolution No. 170/18: Regulating the Penalty System for Deviations from the Investment Plan, whereby real investments are compared to the annual investment plan submitted by the Company, and the investment plan carried out for the five-year period is assessed against the five-year plan proposed in the RTI.
➢	ENRE Resolution No. 198/18: Adopting a new Supplementary Penalty Procedure of Technical Service Quality, which penalizes deviations from quality parameters at feeder level.
➢	ENRE Resolution No. 91/18: Stating that, through the filing of charges, the ENRE informs Edenor about the penalty procedure to be applied for failure to comply with meter-reading and billing time periods.
➢	ENRE Resolution No. 5/19: Stating that, through the filing of charges, the ENRE notifies Edenor about the penalty system to be applied for failure to comply with customer service timing requirements in commercial offices (Intelligent Routing and Customer Service System – Sistema Inteligente de Direccionamiento y Atención de Usuarios (SIDyAA)).
➢	ENRE Resolution No. 42/2020: Approving the new plan for crediting and distributing the penalties payable to all of active users and the methodology for crediting the penalties payable to Edenor’s non-active users, as well as the manner in which distribution companies must produce certain information and submit it to the ENRE.
➢	ENRE Resolution No. 15/2021: Approving a new methodology for crediting and distributing the penalties payable to all active users and the methodology for crediting penalties to the Solidarity Account for Users in Vulnerable Situations, as well as the manner in which Edenor must produce certain information and submit it to the ENRE.

The effects of the resolutions detailed above have been quantified by the Company and recognized as of December 31, 2021 and 2020, which does not imply the Company consents to the criteria applied.

On May 10, 2019, the Company and the SE, on behalf of the Federal Government, entered into the Agreement on the Regularization of Obligations. By virtue of this agreement, the Company (i) undertook to pay users certain penalty and compensation amounts relating to the 2006-2016 period; and (ii) agreed to make investments, in addition to those agreed upon in the RTI, to contribute to improve the reliability and safety of the service. In return, the Federal Government partially recognized the claim duly made by the Company, by fully offsetting pending obligations and cancelling penalties payable to the National Treasury. Furthermore, the Company waived any rights to which it may be entitled and abandoned any actions against the Federal Government.

However, on January 19, 2021, the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires entered into a new agreement according to which the Argentine Government retained the capacity as grantor of the concession in connection with our Concession Agreement (Executive Order No. 292/2021 and SE Resolution No. 16/2021).

On September 21, 2021, the Argentine Ministry of Economy issued ME Resolution No. 590/2021 declaring such agreement contrary to the public interest, thus paving the way for the filing of a legal action to declare it null and void. It also provided for the suspension of the administrative procedures relating to the fulfilment of the obligations arising from such agreement.

Nevertheless, based on the terms of the second clause of the aforementioned agreement, the Company recorded, as of December 31, 2021, an update to the amounts related to “penalties to be used for investments” for a total of Ps.3,060 million, amounting to a total liability (pending of application) of Ps.9,284 million at nominal values, which was allocated as financial interest.

Foreclosure on the Pledge of Our Class A common shares or Revocation of Our Concession

Under the terms of our concession, the Argentine Government has the right to revoke our concession if we enter into bankruptcy and the Argentine Government decides that we may not continue rendering services, in which case all of our assets will be transferred to a new state-owned company that will be sold in an international public bidding procedure. At the conclusion of such bidding process, the purchase price would be delivered to the bankruptcy court in favor of our creditors, net of any debt owed by us to the Argentine Government. Any residual proceeds would be distributed among our shareholders.

Periodic bidding for control of Edenor

Before the end of each management period under our concession, the regulatory authority shall launch an international public bidding procedure in respect of the Class “A” common shares representing 51% of the share capital of Edenor, currently held by Edelcos. If Edelcos matches the highest bid or its bid represents the highest bid received, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if Edelcos’s offer is not the highest, the Class “A” shares shall be awarded to the bidder who made the highest bid and the proceeds from the sale shall be payable by Grantor Government to Edelcos, net of any payments owed to the Argentine Government. The beforementioned price shall be delivered within the term of 30 days once the Grantor Control received it. The first management period commenced on September 1, 1992, and was extended by the regulatory authority through Resolution 467/2007.

Default of the Argentine Government

If the Argentine Government breaches its obligations in such a way that we cannot comply with our obligations under our concession or in such a way that our distribution service is materially affected, we may request the termination of our concession, after giving the Argentine Government a 90-day prior notice. Upon termination of our concession, all our assets used to provide electricity distribution service will be transferred to a new state-owned company to be created by the Argentine Government, which shares will be sold in an international public bidding procedure. The amount obtained in such bidding will be paid to us, net of any payment owed by us to the Argentine Government, plus certain compensation established as a percentage of the bidding price, ranging from 10% to 30% depending on the management period in which the sale occurs.

Edenor Network

As of December 31, 2021, the system through which the Company supplies electricity comprises 80 HV/HV, HV/HV/MV and HV/MV transformer substations, which represents 19,439 MVA of installed power and 1,553 kilometers of 220 kV, 132 kV and 27.5 kV high-voltage networks. The MV/LV and MV/MV distribution system comprises 18,607 MV/LV transformers, which represents 9,274 MVA of installed power, 11,784 kilometers of 33 and 13.2 kV medium-voltage lines, and 27,754 kilometers of 380/220 V low-voltage lines.

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

The transmission and distribution system, together with Edesur’s and Edelap S.A. (“Edelap”)’s systems, form the Greater Buenos Aires system that is operated by SACME, a company jointly controlled by the Company and Edesur S.A. SACME is responsible for the management of the high-voltage regional distribution network in the Buenos Aires metropolitan area, coordinating, controlling and supervising the operation of the generation, transmission and distribution network in the City of Buenos Aires and the Buenos Aires metropolitan area, including coordination with the SADI in the Company’s and Edesur’s concession areas.

The Company distributes energy from the high/medium voltage substations through the primary 13.2kV and 33kV system to a secondary 380/220 V low-voltage system, distributing the electricity to final users with varied voltage levels depending on their requirements. In exceptional cases, certain users are supplied with power at higher voltages.

The following main works were performed in 2021:

Transmission structure:

Our HV transmission network takes energy mainly from the Argentine Interconnected System through the Rodríguez and Ezeiza Substations, and the Puerto Nuevo, Nuevo Puerto, Costanera, Matheu II, Matheu III, Parque Pilar and Zappalorto local thermal power plants; additionally it exchanges energy with other companies at transmission, distribution and distributed generation levels.

With the aim of improving the quality of the service and meeting the growth in demand, in 2021, we made significant investments in the HV network, among which the following are worth mentioning:

▪	Replacement of a 6.74 km-long section of a 132 kV oil-paper cable with an XLPE-type dry cable in the power line that links Puerto Nuevo and Austria Substations.
▪	Putting into service of the second stage of the works to link José C. Paz Substation through 132 kV power lines for a total of 12.2 km between Morón and Matheu Substations.
▪	Carrying out of works to link the 5x1.4 MW San Martín NIIID Power Plant with Suárez Substation.

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

In 2021, some of the main works performed were:

▪	Completion of the new 132/13.2 kV 2x80 MVA ARA San Juan Substation with its 132 kV power lines that link this substation to Morón and José C. Paz Substations;
▪	Replacement of two 132/13.2 kV - 40 MVA transformers in Nordelta Substation with two 132/13.2 kV - 80 MVA transformers;
▪	Putting into service of:

- four 13.2 kV, 6 MVAr each, power compensation capacitor banks in José C. Paz Substation;

- two 13.2 kV, 6 MVAr each, power compensation capacitor banks in Aeroclub Substation;

- two 13.2 kV, 6 MVAr each, power compensation capacitor banks in Libertad Substation; and

- two 13.2 kV, 6 MVAr each, power compensation capacitor banks in Victoria Substation.

The works related to the new 132/13.2 kV 2x40 MVA Oro Verde Substation continue and are expected to be put into service in 2022.

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

In 2021, the following works were performed, among others:

▪	Installation of 60 new feeders in new and existing Substations;
▪	Closure between MV feeders of Substations and installation of 328 new MV/LV transformer centers and 471 power increases, which resulted in a net increase of installed capacity of 246 MVA.

Network improvement

The improvements made to the networks in 2021 comprised all voltage levels. The most significant improvements are:

▪	HV network: replacement of bushings in 500/220 kV, 220/132 kV and 132/MV kV transformers. Continuation of the adjustment plan of power transformers and of the replacement of medium-voltage transformers. Replacement of 132 kV and 220 kV circuit breakers/disconnectors, and of 132 and 220 kV line protection switchboards.
▪	MV network: replacement of disconnectors in substations and installation of internal arc protections in switchboards. Significant replacement of old technology underground network, change of medium and low-voltage transformers, and change of pieces of equipment in transformer centers.
▪	LV network: replacement of underground and overhead network. Reinforcement of network with product quality problems.

Distribution Technical Management

In 2021, we were able to improve the quality of the service while continuing with the plans and projects implemented in prior years. The results obtained represented a significant improvement in SAIFI and SAIDI service quality indicators.

Among the main operation and maintenance-related activities carried out throughout the year, the following are worth mentioning:

Distribution

▪	Special Maintenance plans: change and adjustments of line poles.
-	3,500 MV line poles, 23% of which were replaced by reinforced concrete columns.
-	59,000 LV line poles.
▪	Pruning plan in MV network.
▪	Consolidation of the procedure consisting of three inspections per year with the related adjustments, which contributed to reducing faults created by vegetation contact with power lines.
▪	In the year, 172,617 trees were pruned or trimmed.
▪	Inspections in distribution networks.
-	4,483 Km of MV networks.
-	21,361 Km of LV networks.
-	5,856 inspections of Transformer Centers.
-	2,466 thermographic inspections.
-	Complete census of “Not Measured” equipment installations (public lighting, traffic lights, cable television equipment, etc.).
▪	Leveraging MV planned installation procedures: when a facility is put out of service on a scheduled basis, a complete examination is made along with the necessary adjustments to take advantage of the power cut. Through this procedure, more than 4,300 tasks, which include 1,190 replacements of MV line poles, were carried out in the year.
▪	Tasks performed by distribution mobile teams:
-	60,997 grouped LV interruptions;
-	343,316 responses to individual LV claims;
-	49,226 installations of new electricity supplies;
-	464,432 energy recovery-related inspections in T1 customers;
-	28,171 energy recovery-related inspections in T2 and T3 customers;
-	254,327 switching operations in the MV network during planned works;
-	71,119 switching operations in the MV network during forced events;
-	2,969 LV underground splices; and
-	2,736 MV underground splices.
▪	Operational adjustments due to the pandemic: compliance with maintenance and investment plans, maintaining the operational capacity despite the restrictions and limitations caused by the pandemic.
▪	Implementation of the new SCADA: in 2021, the replacement of the SCADA system was completed. This brought a solution to the impossibility of expanding the real-time database, allowing us to add new remote control points, most of which relate to MV distributed equipment. This new situation allows us to design more distributed automation functions that will make it possible to reduce service restoration times.
▪	Diagnosis center. Analysis of the location, and whether it agrees with the technical documentation, of all the customers who are dependent on electricity for medical reasons, and vaccination centers. In this regard, steps similar to those followed with respect to customers who are medically dependent on electricity, were taken for low-voltage Tariff 3 customers, contacting them and prioritizing their normalization.
▪	Response to claims/outages reported at night: increase of operational capacity at nighttime hours during low and high temperature seasons to minimize response times to specific claims of our customers.
▪	Vehicles managed by the mobile teams themselves: increased use of the Company’s self-managed vehicles by the operational staff, reducing readiness and transfer times from their domiciles to places of work on streets and public spaces.
▪	Energy theft
-	240,314 MIDE meters were enabled; and
-	Continuation of specific control operations in some residential neighborhoods and gated communities.
65

Remote control and remote supervision

In 2021, the remote control plan continued to be carried out and the substations’ remote control equipment was improved. With regard to the latter, as in the case of the SCADA, we are implementing a next-generation remote control equipment model.

▪	409 new remote control operational points in the MV distribution network, achieving a total of 2,703 over the existing 1,670 MV feeders.
▪	Incorporation of 181 remote supervision points in the MV network.
▪	Continuation of the inspection of protections in the MV distribution network (outside substations), which enabled the planning of adjustments for 2022.
▪	With the remote control implementation achieved both in substations and the MV distribution network, one out of three switching operations was performed from a distance by remote controls.
▪	Extension of the application of IT Security concepts to the remote control networks of three HV/HV, HV/MV and MV/MV substations. At present, 47 remote control pieces of equipment in substations are protected against cyber-attacks.
▪	Putting into service of the first remote control installation under IEC-61850 standard.
▪	Technology renewal of the remote control equipment in four substations.

Transmission

▪	Compliance with the Preventive Maintenance Plan of HV facilities and substations in accordance with regulations.
▪	Further extension of LLW (live line working) capacity. Six (6) new LLW light teams, comprised of two members, were added in order to avoid interrupting the electricity supply due to maintenance tasks in the MV network. It is expected that in 2022 twelve more teams will be added, increasing LLW capacity.
▪	Use of the “Section isolation” technique in MV lines for the carrying out of works without cutting off the supply of electricity to customers.
▪	Carrying out of tests to design the replacement technique of line poles and/or columns using LLW techniques.
▪	Commencement of activities to develop LLW in 132 Kv and 220 Kv HV substations jointly with Transba S.A. (“Transba”) and Transener S.A. (“Transener”). Training activities will be conducted in 2022 in the Morón Substation.
▪	Commencement of the thermography plan in MV overhead line with LLW. Inspection of a 750 km-long section in order to detect hot spots in network equipment and carry out preventive adjustments.
▪	Moving of the LLW Insulation Testing Laboratory (ITL) to the Moreno Alcorta building. The lab once again received ISO 17025 accreditation as the country’s only insulation equipment laboratory after the audit conducted by the OAA (Argentine Accreditation Agency).
▪	Maintenance of the interdisciplinary working group for the “Follow-up of status and identification of fault patterns in HV metering transformers” with the aim of routing maintenance and replacement tasks based on results. This group, jointly with Transener’s technical staff, incorporated under its control the risk matrix of HV transformers’ bushing insulators.
▪	Replacement of 87 HV metering transformers, surpassing the goal set for 2021 by approximately 45%.
66

▪	Replacement of the totality of bushings in seventeen (17) transformers (5 in ≥300 MVA transformers and 12 in 40 to 124 MVA transformers), being worth mentioning the work performed in the TR4 of Rodríguez Substation (800 MVA – 500 kV Bank).
▪	Replacement of 50 MV disconnectors, in line with the objective of completely removing PVA technology from our facilities.
▪	Replacement of 45 48Vdc battery banks. The replacement of 48V batteries is crucial to ensure power supply to remote control and communications equipment. Priority was given to the substations that serve as “communications nodes”, inasmuch as any failure in these nodes implies the loss of communication and remote control of a group of substations.

Information Technology and Telecommunications

The Company operates in a dynamic industry with many business challenges. To address these challenges, the Company has continued to make progress through the strategic transformation of its Information Technology and Telecommunications function.

In 2021, progress was made towards the area’s goal of being a strategic pillar of the Company’s transformation by accelerating changes in technology, processes and the culture of work triggered by the “New Normal”.

Furthermore, digital capabilities were developed and progress was made towards the consolidation of a flexible and robust technology architecture with a “cross-company” vision of processes, taking into consideration a new era for the Company that creates opportunities and poses a challenge to development in order to continue providing quality and efficient service.

Digital architecture, innovation and processes

Throughout the recent years, the Computer Technology and Telecommunications Department has been developing and implementing a new data management strategy. In that path, in 2021, data management and governance tools began to be implemented. These tools make it possible to solve certain existing issues and support the process of making consolidated decisions at all of the Company’s levels through consistent processes and tools. We expect to apply this methodology to Asset Base and Regulatory Capital-related aspects.

Additionally, new operational and commercial circuits continued to be migrated to the Red Hat technology, which allows us to unify integration services, interface reingeneering and interface reuse.

At the same time, we began to design an agile architecture of online services in a single platform, which not only makes it possible to accelerate the development of digital channels but will also provide greater speed for the business, requiring a new working approach geared towards agility and operational scalability and security.

Innovation, processes and integrated management system

In 2021, the practice of Management by Processes was further strengthened with the implementation of 16 analysis and redesign projects, among which the following stand out: New Supplies phase II, Supply Management, Meter Management, Collection Management phase II, and Remote Management. All of them were accompanied by the required technology components and by role and organization adjustments.

Furthermore, the Company was successfully certified under the ISO 9001 (Quality Management System), and ISO 14001:2015 (Environmental Management System) standards, as well as under the ISO 45001:2018, Occupational Health and Safety standard, which replaced OSHAS 18001:2007.

With regard to process automation, new transactional robots (RPA) continued to be added for the management of recoveries, readings, billing, collections, delinquent payment and customer service.

Moreover, the “Café en red” (Online Café) program, which brings technology closer to our employees to put it to best use, continued to be developed. In 2021, 20 meetings were held with the participation of 1,800 employees.

As we are convinced that collaborative and multidisciplinary methods accelerate the production of “value deliverables”, we launched three projects based on agile methodologies.

Finally, in order to increase the interaction with users, a chatbot was incorporated into the “Edenor Soluciones” portal, a space of interaction that allows technology users to channel and follow up on their requirements and services.

Commercial Processes

In 2021, our commercial system was adapted due to the different regulatory regulations issued.

Additionally, the implementation of a concentration – reconciliation system of the Company’s collections was consolidated, incorporating best market practices to the process and making it possible to speed up payment traceability from the moment a payment is made to the recording thereof.

Furthermore, the delinquent payment management process was optimized by means of a “Flex” system that allows for the integral management of delinquent payment at the different stages of the process. This system allows for the integration of the different actions performed to control delinquent payments, such as campaigns, collection actions with external agencies and out-of-court actions.

Finally, a technology development project was launched to improve the meter reading process, which includes the updating of the reading data portal and the devices used in the field, the incorporation of Bluetooth communication technology and an image capture module.

Technical, operating and support processes

Our smart electricity grid is one of the pillars of the Company’s Digital Transformation. In this regard, we continued to carry out the technology replacement plan of smart meters with more than 4,800 meters having been installed in the medium and large customer segments, using components of the current smart metering architecture.

Among the other smart technology applications, the following customers allow us to extend the advantages of the smart grid to other customer segments: 286 customers who are dependent on electricity for medical reasons, 1,700 residential customers, and 199 distributed generation customers.

During 2021, we carried out internal remote metering, including 380 measurements in HV/MV Substations, 182 measurements of internal boundaries, 190 measurements of low-voltage energy balance, among others.

Furthermore, in December 2021, we acquired a new Metering Laboratory, which was put into service. The Company decided to set up this laboratory because we understand that such meter special type of facility is essential to any electricity distribution company that seeks to be at the forefront of Smart Grid technologies. Among the lab’s main functions, we can mention the following: centralized management of meter testing and meter programming, fraud analysis, verification of new metering equipment, as well as facilitation of controlled environment testing of different smart devices.

The Lab is located in the Azcuénaga building and is equipped with:

•	A test bench with rack for 10 single/three phase meters and its electronically controlled current and voltage generation module. The energy pattern has been certified by the National Metrology Institute INTI;
•	A voltage and current generator for meter testing, with a rack for five single/three phase meters; and
•	Additional instruments for verification tasks of Smart Grid devices and meters: portable grid analyzer, digital oscilloscope, function generator, direct current power supply, VARIAC transformers, phantom loads, among others.

Additionally, we implemented both the energy purchase system in order to reduce process times, minimizing errors and storing information in centralized databases, and the FAE module in the GELEC System, which facilitates the management of alternative energy sources for customers who are dependent on electricity for medical reasons.

In order to help reduce energy losses, we implemented a tag register, thus taking advantage of the technical visits to detect potential cases of fraud.

In 2021, we also began to implement a tool aimed at bringing the latest technology innovation to the field service management process. In fact, the incorporation of Geocall, one of the market’s leading tools, is expected to make it possible to count with an updated system with better performance in terms of response times, stability and speed of responses to customers’ claims. The tool’s release is planned for 2022.

Data

Moving forward in our strategy of being a data-driven company, in 2021 we began the implementation of the new Big Data & Analytics architecture, which includes additional components that will allow us to meet the different data processing and usage needs. Such architecture seeks to ensure the generation of timely and adequate information and allows us to take advantage of the benefits of advanced analytics, self-service data and data democratization.

Furthermore, the Data Lab -a multidisciplinary team that seeks to answer business questions working on different use cases- continued to consolidate, applying new data discovery as well as predictive and prescriptive analytics methodologies.

In this regard, the ETR (Estimated time to restoration) based on machine learning techniques was implemented for MV and LV outages. The same technique was used for making demand projections and collectibility rate estimates, which is currently at a testing stage.

Descriptive analytics were also used to generate different dashboards concerning training, purchases, reworks, supply follow-up, among others.

Cybersecurity

In 2021, the stage 2 of the cybersecurity response program was completed. At such stage, the detection of security events was improved by increasing logging capabilities of the security event manager. Work was carried out to regularize enveloping and/or safeguarding of high-privileged accounts. Different surveys were also conducted to improve the strategy and design of the recovery plan in the event of disasters.

In addition to the improvements made in the physical and logical security of the OT network, and as part of the new Scada-IDMS solution implementation, a network segmentation process was carried out with the aim of reducing the probability of attacks on such network.

Furthermore, a new cybersecurity control process for third parties was implemented, which provides greater visibility in the management of information owned by Edenor and used by critical suppliers. Additionally, we have a new digital certificates control process in place that makes it possible to minimize service interruptions generated by the certificates’ expiration, achieving proactive control 30 days prior to their expiration dates.

Moreover, key performance indicators were developed for information systems’s access management, reducing the processing time of access requests made by internal customers, as well as the number of cancelled orders, from 12% to 5%.

In addition, the Raising Cybersecurity Awareness annual program continued to be implemented. Phishing drills, newsletter and interactive modules were used for raising employee awareness about different topics concerning information security and safeguarding.

On march 9, 2022 at dawn, Edenor was the object of a security event that provoked the unavailability of the systems. That same day, most of the corporate systems were operational and available for use. To date we have no evidence that there has been a leak of information and there has been no loss of sensitive data. We are taking strict measures to prevent further incidents.

Infrastructure

A new infrastructure platform was implemented under the cybersecurity standards issued by the NIST, in which the new Scada-IDMS solution was deployed along with the other OT systems. This new infrastructure and the systems are all monitored, which allows for the real-time measurement of performance and availability of the Company’s critical systems. To support such implementation, an exclusively dedicated specialist team was formed, providing 24x7 coverage.

While adapting ourselves to the new hybrid work modality (remote and on-site), we continued to equip the Company with more video conference rooms, which not only permits a better interaction among our employees but also considerably increases the quality of communications, allowing them to come up with the best ideas, adopt the best decisions and find the best solutions. We also equipped more than 1,500 employees with state-of-the-art notebooks to contribute to the better performance of their activities.

Furthermore, the ITIL (Information Technology Infrastructure Library) processes for IT&T management, which impact the management of Edenor’s technology assets, continued to be enhanced.

Users

The following graph shows the evolution of our user base over the last four years:

As of December 31, 2021, Edenor served 3,229,000 users. We define a “user” as one meter.

Edenor Tariff Categories

Edenor classifies its users pursuant to the following tariff categories:

•	Residential (T1-R1 to T1-R9): residential users whose peak capacity demand is less than 10kW. In 2021, this category accounted for approximately 46% of our electricity sales.
•	Small commercial (T1-G1 to T1-G3): commercial users whose peak capacity demand is less than 10kW. In 2021, this category accounted for approximately 8% of our electricity sales.
•	Medium commercial (T2): commercial users whose peak capacity demand is equal to or greater than 10kW but less than 50kW. In 2021, this category accounted for approximately 7% of our electricity sales.
•	Industrial (T3): industrial users whose peak capacity demand is equal to or greater than 50kW. This category is applied to high-demand users according to the voltage at which each user is connected. The voltage ranges included in this category are the following: (i) Low Voltage (LV): voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV. In 2021, this category accounted for approximately 16% of our electricity sales. This category does not include users who purchase their electricity directly through the WEM under the wheeling system.
•	Wheeling System: large users who purchase their electricity directly from generation or broker companies through the WEM. These tariffs follow the same structure as those applied under the Industrial category described above. As of December 31, 2021, the total number of such large users was 686, and this category represented approximately 17% of our electricity sales.
71

•	Others: public lighting (T1-PL) and shantytown users whose peak capacity demand is less than 10kW. In 2021 this category accounted for approximately 6% of our electricity sales. See “Item 4. Information on the Company—Business Overview—Framework Agreement (Shantytowns)”.

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

Due to the temporary lockdown ordered by the government in 2020 to contain the spread of the COVID-19 pandemic, there was a two-month period during which the consumption of all customers was estimated. However, the Company was able to minimize the impact using historical consumption formulas and making adjustments in the cases with significant changes in customer behavior. For instance, of the 3 million total customers whose consumption was estimated, less than 0.7% of them filed claims, which were timely and properly resolved.

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

In 2021, approximately 18 million readings of electricity meters were conducted. The indicators showed that, despite the difficulties affecting the process, only 0.2% of such readings were estimated.

In this regard, the meter reading application, which was gradually implemented in December 2021, was streamlined, making it possible to geo-reference the reading process, capture images associated with field observations and manage a more portable application based on an Android platform.

In 2021, in the billing area, we reviewed and reorganized processes and teams so that the Company could adapt to the ENRE’s new regulations, which impacted the unrecorded energy billing recovery process.

Furthermore, we developed an intensive campaign to promote sign-ups for the digital bill, which resulted in more than 468 thousand Tariff 1 customers signing up for the digital billing and more than 14 thousand Tariffs 2 and 3 customers receiving their bills by e-mail on a monthly basis.

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

 In 2021, the Province of Buenos Aires and the Autonomous City of Buenos Aires have assumed the social tariffs discounts and the ceilings (scheme of maximum percentages that the beneficiary would pay, with respect to what residential users of the same consumption before taxes pay), and the bonuses for neighborhood clubs, in accordance with the provisions of the 2019 Federal Budget of Expenditures and Resources Law.

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

Public Lighting (AP):

Public lighting users are billed a monthly variable energy charge based on each unit of energy consumed.

The table below shows the number of our users per tariff category as of December 31, for the years 2021, 2020 and 2019, respectively:

	As of December 31,
	2021	2020	2019
T1R	2,852,029	2,785,165	2,757,794
T1G	338,832	327,923	322,255
T2	30,837	30,980	31,045
T3	6,924	6,881	6,888
Wheeling system	686	687	675
Other*	567	661	576
Total	3,229,875	3,152,297	3,119,233

* Represents public lighting and shantytown users.

All of the meters are read with portable meter-reading terminals, either with manual access or optical reading (in the case of electronic meters for T2, T3 and certain T1 users). The systems validate the readings, and any inconsistent reading is checked and/or corrected before billing. Estimates of user usage were significantly reduced as a result of this billing system. Once the invoices are printed, independent contractors in each operating area, that are subject to strict controls, distribute them.

Slow-Paying Accounts and Past Due Receivables

Pursuant to the Concession Agreement, certain procedures were established to reduce delinquency and enhance collection, which are followed with strict observance by the Commercial Department.

Municipal accounts make up a significant number of our accounts in arrears. The methods of collection on such arrears vary in each municipality. One method of collection is to withhold from the municipalities certain taxes collected from the public by us on behalf of the municipalities and using such taxes to offset any past due amounts owed to us by such municipalities. Another method of collection is to enter into refinancing agreements with the municipalities. Such methods significantly reduce the number of accounts in arrears.

Our past due receivables decreased to Ps.9,621.8 million as of December 31, 2021 from Ps.12,124.7 million as of December 31, 2020 due to the economic recovery after the first wave of the pandemic. Past due receivables were measured as an equivalent of billing days - according to this measure, an increase from 26.7 to 28.09 days was observed.

Through collection agencies, we were able to maintian constant communication with delinquent customers through different channels with the aim of informing them about their outstanding balances and the authorized payment locations. Additionally, a new collection agency was added, totaling five agencies for the management of Tariff 1 accounts.

With regard to Large Accounts, Tariff 1 multi-accounts, Tariff 2, Tariff 3 private and governmental segments, our e-mail marketing proactive campaigns addressed to customers with early delinquent payment continued, implementing as well e-mail campaigns with debt notices between the first and second due dates of the bill. The communication channels adopted for these campaigns were WhatsApp, SMS, electronic mail, IVR calls, and delinquent customer recovery specialized agents.

Furthermore, as from the month of March 2021 delinquent payment-related campaigns addressed to new customers and customers with no debt prior to February 28, 2021 were launched with suspension notices and suspension of supplies. In this regard, after the publication of ENRE note No. 1080/2021, the debt generated in the ASPO and DISPO periods by all the inactive customers began to be managed with the usual treatment.

Additionally, our e-mail marketing proactive campaigns addressed to customers with early delinquent payments continued. Such campaigns were redesigned by incorporating new payment options and a tutorial on how to make payment from home through our digital platform. With regard to Large Accounts, more than 57 thousand personalized calls were made, which prompted payment by thousands of customers of this segment.

Moreover, taking into consideration our customers’ economic situation as a consequence of the pandemic, we offered more flexible methods of payment and extended debt financing possibilities.

The following graph shows Edenor’s delinquent balances as of December 31, of each year:

We also supply energy to low-income areas pursuant to the framework agreement with the Argentine Government and the Province of Buenos Aires, for which certain payments are still owed to us. See “Item 4. Information on the Company—Business Overview—Framework Agreement (Shantytowns).”

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

In 2021, the plan launched in previous years continued to be implemented, substantially increasing the installation of self-managed meters (MIDEs). We aimed at normalizing clandestine consumers, inactive customers and chronic delinquent customers. In 2021, 42,449 MIDEs were installed, 41,381 which are currently operative. As of December 31, 2021, 240,324 meters were enabled.

In Regions II and III, new shantytowns were formed while existing shantytowns continued to grow. In the third region of Greater Buenos Aires, energy theft represents the main factor in the increase in total losses.

The installation of the new type of multiple concentric network (MLCON), which had begun by the end of 2018, continued leveraging MIDE’s functionalities and increasing invulnerability (by adding security to the meter system) in neighborhoods with a high fraud rate.

During 2021, approximately 465,000 inspections were carried out on Tariff 1 users, with 49.3% effectiveness. In the last five years, more than 300,000 situations of irregular connections have been normalized, although a significant rate of recidivism in fraud has been observed.

The following table illustrates our estimates of the approximate disruption between technical and non-technical energy losses experienced in our concession area for the periods indicated:

	Year ended December 31,
	2021	2020	2019
Technical losses	9.4%	9.1%	9.6%
Non technical losses	8.2%	10.5%	10.3%
Total losses	17.6%	19.6%	19.9%

Framework Agreement (Shantytowns)

On January 10, 1994, the Company, Edesur, the Argentine Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which the Company was to supply electricity to low-income areas and shantytowns (the “Framework Agreement”).

In accordance with the terms of our concession and given the nature of public service that the law grants for the distribution of electricity, the Company is required to supply electricity to all users within the concession area, including low-income areas and shantytowns located within our concession area. In October 2003, Edenor, Edesur and Edelap entered into a framework agreement with the Argentine Government and the Province of Buenos Aires (the “2003 Framework Agreement”) to regulate the supply of electricity to low-income areas and shantytowns. Under the 2003 Framework Agreement, the Company had the right to receive compensation for the services provided to shantytowns from funds collected from residents of each relevant shantytown, the Municipality in which it is located and, if there is a shortfall, by a special fund supported by the Argentine Government and the Government of the Province of Buenos Aires. The Argentine Government and the Province of Buenos Aires contribute an amount equal to 21% and 15.5% of such compensation, respectively, net of taxes, paid on behalf of those users with payment problems and meter irregularities, which are transferred to distributors such as Edenor as compensation. On June 23, 2008, Edenor entered into an amendment to the 2003 Framework Agreement (the “Amended 2003 Framework Agreement”) with the Argentine Government, the Province of Buenos Aires and the other national electric distributors extending the terms of the 2003 Framework Agreement. The Amended 2003 Framework Agreement expired on December 31, 2010.

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

On May 10, 2019, the Company and the Federal Government entered into an additional addenda to the Framework Agreement, extending the term thereof until May 31, 2019. Additionally, such addenda provided for the following:

•	The Federal Government’s commitment to settle the amounts of its economic contribution for the supply of electricity to shantytowns, after deducting the energy associated with the social tariff;

•	That the Company may assign the receivable amounts recognized by this extension to Edesur. In this regard, the relevant agreement on the assignment of receivables was signed, whereby Edesur, in consideration for the assigned receivables, paid Ps.167.8 million to Edenor.

Consequently, as of December 31, 2019, the Company recognized revenue from the sale of electricity under the Framework Agreement until December 31, 2018 for Ps.470.8 million, which stated in constant values amounted to Ps.1,487.7 million, and for the first five months of 2019 for Ps.205.5 million, which stated in constant values amounted to Ps.422.1 million, both related to the Federal Government’s participation in the Framework Agreement.

On December 16, 2020, the “Agreement on the Development of the Preventive and Corrective Maintenance Work Plan for the Electricity Distribution Network of the Buenos Aires Metropolitan Area” (the “Work Plan”) was signed with the Federal Government and the province of Buenos Aires, to guarantee the electricity supply to vulnerable neighborhoods of the Buenos Aires Metropolitan Area.

As of December 31, 2020, the debt for the electricity supplied in the October 2017 – July 2020 period to low-income areas and shantytowns in Edenor’s concession area amounted to Ps.2,126 million.

All of these amounts will be applied to the Work Plan so that the necessary investment and preventive and corrective maintenance works can be carried out in the networks in charge of distribution companies and related to vulnerable neighborhoods and other areas of the concession area, with the aim of improving the service therein provided and meeting the contingencies and any peak demand that often occurs in the summer season. The Company may use the funds only after the ENRE has certified compliance with both the degree of completion of the works included in the referred plan and the related financial milestones.

On January 14, 2021, the Company received a first disbursement for Ps.1,500 million, which was placed into low-risk money market funds, which accrued holding results throughout the fiscal year. As of December 31, 2021, negotiations were underway between the Company and the ENRE concerning the other disbursements stipulated in the Work Plan, which total an additional Ps.1,000 million relating to the second and third disbursements, plus a fourth disbursement in accordance with which the ENRE will validate and inform about the vulnerable neighborhoods’ total consumption between August and December 2020.

As of the date of this annual report, the Company has used a total of Ps.1,794.1 million (which at the purchasing power of the currency at December 31, 2021 amounts to Ps. 2,059.8 million), Ps. 294.1 million of which have not yet been credited, relating to reports on the progress of the works performed.

Insurance

As of December 31, 2021, the Company is insured for partial and total property loss and damage, including those due to floods, fires and acts of nature, up to approximately U.S.$1,797 million, with the following deductibles:

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

In addition, we maintain the following insurance policies, subject to customary deductibles and the conditions established for each coverage:

▪	Directors and Officers Liability (D&O);
▪	General Liability;
▪	Vehicles;
▪	Environmental insurance (requested by governmental authorities);
▪	Surety insurance (requested by governmental authorities);
▪	Electronic equipment insurance;
▪	Mandatory life insurance for all our employees which is maintained in accordance with Argentine law; and
80

▪	Optional life insurances for all our employees.

The Company has been analyzing cybersecurity coverages offered by different insurance companies, which cover the following risks:

▪	Responsibility for data privacy (personal / corporate / contracted companies);
▪	Responsibility for network security;
▪	Responsibility for electronic content;
▪	Cyber extortion;
▪	Loss of digital assets (theft / damage / destruction / data contamination); and
▪	Business interruption.

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

On October 19, 1999, the Argentine Institute of Normalization (Instituto Argentino de Normalización) certified that we have an environmental management system that is in accordance with the requirements of the standards set by the International Standardization Organization (ISO) as specified in its release, ISO 14001/15, which relates specifically to environmental management systems. This certification is reaffirmed on an annual basis, most recently in July 2021.

Section 22 of Law No. 25,675 requires that all persons whose activities maintain an Environmental Complexity Level (ECL) that implies a risk of damage to the environment, such as any activity of the Company, obtain environmental insurance for a certain minimum coverage.

Seasonality

Demand for our services fluctuates on a seasonal basis. For a discussion of this seasonality of demand, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Demand—Seasonality of Demand”.

Sustainability

In 2021, the Company continued with the goal of being a modern company, with an emphasis on technology, innovation, and user service quality, as well as portray the Company as a model public utility company, with a focus on two pillars: efficiency and proximity.

The principal actions were:

Sustainability report: in 2021, the Company issued the seventh sustainability report, which covers the 2019-2020 biennium. The report details the actions, challenges and goals in economic development, environmental care, customer management and employee development-related topics. All of them aligned with the Sustainable Development Goals promoted by the United Nations. The Company’s Management is preparing the 2021 Sustainability Report, which is expected to begin to be published on an annual basis.

Industrial safety: in 2020 the Company satisfactorily passed the ISO 45001 STANDARD certification audit conducted by the IRAM, reaffirming the Company’s commitment to Occupational Risk Prevention. In order to comply with these guidelines related to Occupational Health and Safety, the Company performed several activities, resulting in improved accident indicators from 2016 to 2021.

Public safety: in 2021 the Company successfully passed the annual audit conducted by the IRAM on the Public Safety System (PSS) according to ENRE Resolution No. 421/11, thus maintaining the related certification.

Quality: the Company successfully passed the external maintenance audit of the Integrated Management System (IMS), which was conducted in July 2020. The certifying entity IRAM highlighted as strengths the use of an application that not only allows for the digital recording of the inspections carried out but also, based on the information directly entered into the device, makes it possible to generate inspection reports, including photographic records, thus enabling fast access to online information, avoiding the use of paper.

Environmental management: in 2021, the Company received the Environmental Clearance Certificate granted by the Provincial Agency for Sustainable Development of the Province of Buenos Aires for certain works projects. Furthermore, the “Power line linking Puerto Nuevo – Colegiales - Melo substations” and the “Expansion of Newbery Substation” projects were granted the Environmental Clearance Certificate by the Environmental Protection Agency of the City of Buenos Aires. Additionally, with the guiding principle of contributing to the quality of life of our customers, the Special Authorization Certificates were obtained for each of the Company’s warehouses, ensuring proper management in the handling and final disposal of hazardous waste.

Community actions: in 2021, the Company continued with the programs that we have implemented for the last few years, including: Electricity access and smart consumption, that seeks to ensure access to affordable, reliable, sustainable and modern energy; Quality Education, which promotes equality of opportunities for young people and their employability by means of professionalizing practices and workshops on first employment, in addition to scholarships and tutoring in technical schools and universities; Gender Equality; Responsible Production and Consumption and Alliances to achieve the goals set. In this regard, the following plans and programs were developed: Comprehensive relationship building plan with educational institutions; Scholarship and mentoring program; Soft Skills Program; Electricity access and smart consumption program; “edenorchicos” educational program; Volunteering program. Finally, the Company carried out the “Women with Energy” initiative, whose aim is to achieve greater gender equality and encourage women to pursue careers in technical fields.

Sustainable energy: in 2021, the plan launched in previous years, which consisted of the installation of 250,000 MIDE self-managed meters, continued to be implemented. The plan aims to increase electricity access by normalizing clandestine consumers, inactive customers and chronic delinquent customers, in order to allow for the safe and efficient use of the network, and with a differentiated service to this customer segment. In 2021, 42,449 MIDEs were installed, 240,314 self-managed meters are currently enabled.

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

Transmitters

•	According to Section 32 of Law No. 24,065, two or more transmission companies can merge or be part of the same economic group only if they obtain an express approval from the ENRE. Such approval is also necessary when a transmission company intends to acquire shares of another electricity transmission company;
•	Pursuant to the concession agreements that govern the services rendered by private companies operating transmission lines above 132 kW and below 140 kW, the service is rendered by the concessionaire on an exclusive basis over certain areas indicated in the concession agreement; and
•	Pursuant to the concession agreements that govern the services rendered by the private company operating the high-tension transmission services equal to or higher than 220 KW, the Company must render the service on an exclusive basis and is entitled to render the service throughout Argentina, without territorial limitations.

Distributors

•	Two or more distribution companies can merge or be part of the same economic group only if they obtain an express approval from the ENRE. Such approval is necessary when a distribution company intends to acquire shares of another electricity transmission or distribution company; and
•	Pursuant to the concession agreements that govern the services rendered by private companies operating distribution networks, the service is rendered by the concessionaire on an exclusive basis over certain areas indicated in the concession agreement.
85

Regulatory Authorities

The principal regulatory authorities responsible for the Argentine electricity industry are:

(1)	the Ministry of Economy, through the Secretaría de Energía (the “SE”);
(2)	the ENRE; and
(3)	CAMMESA.

The Ministry of Economy is the main governmental authority responsible for the Argentine electricity sector at the federal level. The role of the Ministry of Economy is mainly defined in the Law of Ministries No. 22,520 (as amended, and in particular, those included by Decree No. 706/2020).

The Ministry of Economy is in charge, among other matters, of preparing, proposing and executing the national energy policy, and its powers include the following:

•	execution of plans, programs and projects in the area of its competence prepared in accordance with the directives issued by the Argentine Executive Power;
•	participation in preparation, application and supervision of the tax and customs regime;
•	participation in negotiations and modifications of contracts for public works and services, within the scope of its competence;
•	participation in the administration of majority or minority shareholdings held by the Argentine Government in companies or enterprises within its scope;
•	participation in the development of government-owned companies, autarkic entities, decentralized or deconcentrated agencies, and special accounts and funds, whatever their denomination or legal nature, corresponding to its orbit, both with respect to action plans and budgets and with respect to their intervention, closure, liquidation, privatization, merger, dissolution or centralization, and to intervene in those that do not belong to its jurisdiction, according to the guidelines decided by the Argentine Chief of Cabinet of Ministers with the supervision of the Argentine Executive Power;
•	participation in the preparation and supervision of the fuel regime and supervion of fuel prices, when appropriate, in accordance with the respective guidelines;
•	supervision of the authority of application of the laws that regulate the activities in energy matters;
•	participation in (i) the elaboration of policies and standards for the regulation of public services in the area of its competence, (ii) the supervision of the agencies and entities that control the concessionaires of public works or services within the jurisdiction, and (iii) the elaboration of standards for the regulation of public service licenses under federal regimes; and
•	supervision of energy production markets, intervening through the areas of its competence, in order to promote and encourage the normal development of the economy in accordance with the objectives of national development with equity.

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

The SE was first established under the purview of the Ministry of Productive Development, and subsequently transferred to the Ministry of Economy, through Decree No.732/2020, published in the Official Gazette on September 7, 2020.

The ENRE is an autonomous agency created by the Regulatory Framework Law. The ENRE has a variety of regulatory and jurisdictional powers, including, among others:

•	enforcement of the Regulatory Framework Law and related regulations;
86

•	control of the delivery of electric services and enforcement of the terms of concessions;
•	adoption of rules applicable to generators, transmitters, distributors, electricity users and other related parties concerning safety, technical procedures, measurement and billing of electricity consumption, interruption and reconnection of supplies, third-party access to real estate used in the electricity industry and quality of services offered;
•	prevention of anticompetitive, monopolistic and discriminatory conduct between participants in the electricity industry;
•	imposition of penalties for violations of concessions or other related regulations; and
•	arbitration of conflicts between electricity sector participants.

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

By means of the Productive Reactivation Law, the Argentine Executive Power was entitled to assume the administrative control of the ENRE and the ENARGAS until December 31, 2020, which effectively occurred on March 16, 2020, according to Decree No. 277/2020. Said intervention was extended on December 17, 2020 by means of Decree No. 1020/20, until December 31, 2021, or until the tariff review process is concluded, whichever occurs first. Through Decree No. 871/2021, the intervention of the ENRE was extended until December 31, 2022.

On December 22, 2015, through Decree No 231/15, the ME&M was created with the objective of elaborating, proposing and executing the national energy policy. On March 5, 2018, through Decree No 174/18, the structure of the ME&M was modified, amongst other offices of the Argentine Government. The former structure of the ME&M comprised four secretaries and fourteen undersecretaries, whilst the new structure was reduced to three secretaries and ten undersecretaries. However, on September 6, 2018, through Decree No. 801/18, the Argentine Government strategically reorganized the ministries, dissolving the ME&M and transforming it into the SE, which remains within the orbit of control of the Ministry of Finance. On December 19, 2019, the Argentine Executive Power issued Decree No. 50/19 by means of which it approved the new organizational chart of the national government. On October 2020, the Executive Branch issued Decree No. 804/20, modifying the organizational chart of the national government. According to this Decree, the SE, which is in charge of elaborating, proposing and executing the national energy policy, is currently part of the Ministry of Economy.

Although CAMMESA is not a state-owned company, it usually receives funds from the Argentine Government, has a public purpose and makes decisions pursuant to SE instructions.

CAMMESA is responsible for:

•	managing the SADI to the Regulatory Framework Law and related regulations, which includes:
•	determining technical and economic dispatch of electricity (i.e., schedule of production for all generating units on a power system to match production with demand) in the SADI;
87

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

Pursuant to Law No. 27,467, which enacted the 2019 Federal Budget of Expenditures and Resources Law, the Argentine Executive Power was instructed to promote such actions as may be necessary in order for the electricity distribution companies Edenor and Edesur to become subject to the joint jurisdiction of the Province of Buenos Aires and the City of Buenos Aires on January 1, 2019.

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

In the framework of such agreement, on May 9, 2019, the Federal Government, the City of Buenos Aires and the Province of Buenos Aires entered into the Transfer Agreement, pursuant to which the City of Buenos Aires and the Province of Buenos Aires jointly assume, as from the date of effectiveness, the regulation, control and the capacity as grantor over the distribution service granted to Edenor under the Concession Agreement. Furthermore, it is provided that (i) the Concession Agreement and also the national regulations issued by both the SE and the ENRE will remain in full force and effect until the effective date of the transfer occurs pursuant to the applicable regulatory framework; and (ii) that the pledge of the Class “A” shares, duly pledged as collateral to secure the performance of the obligations assumed by the holder of the concession and/or the majority shareholders under the Concession Agreement, is assigned on an undivided basis by the Federal Government to the City of Buenos Aires and the Province of Buenos Aires.

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

The Wholesale Electricity Market (WEM)

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

Operation of the WEM

The operation of the WEM is administered by CAMMESA, which was created in July 1992 by the Argentine Government who currently owns 20% of CAMMESA’s capital stock. The remaining 80% is owned by various associations that represent WEM participants, including generators, transmitters, distributors and large users.

CAMMESA is a non-profit corporation that is responsible, since its creation, for the technical operation of the electricity system and the management of WEM transactions, in accordance with the electricity regulatory framework and related regulations, which include, among other responsibilities, the following:

▪	determining the technical and economic dispatch of electricity in the national interconnection system (production schedule of all power generation plants of the power system to meet the demand);
▪	planning energy capacity needs and optimizing energy use pursuant to the regulations periodically issued by the SE;
▪	acting as agent of the different WEM participants;
▪	purchasing from or selling electricity to other countries by performing the respective import/export operations;
▪	managing the availability of the generation system;
▪	supervising the operation of the term market and managing the technical dispatch of electricity in conformity with the agreements entered into in that market; and
▪	managing the supply and trust agreements for the new thermal and nuclear power plants, especially for non-conventional sources of energy or those works within the National Hydroelectric Works Program.

The WEM’s costs managed by CAMMESA are covered by mandatory contributions made by all WEM participants. In the last few years, due to the imbalance between production costs disbursed and the amount collected from the agents for their demand through prices that do not cover said costs, the WEM lost its economic self-sustainability. The operating deficit of the WEM’s power and energy compensation funds and accounts was financed by the Argentine Government through non-refundable contributions from the Unified Fund managed by the SE to the Sustainability Fund managed by CAMMESA.

The following chart shows the relationships among the various actors in the WEM:

WEM Participants

The main participants in the WEM are generation, transmission and distribution companies. Large users and traders also participate in the WEM, to a lesser extent.

Generators

According to a recent report issued by CAMMESA, as of December 31, 2021, Argentina’s installed power capacity was 42,849 MW, 58.9% of which derived from thermal generation, 25.3% from hydraulic generation, 4.1% from nuclear generation and 11.7% from non-conventional sources of energy. Private generators participate in CAMMESA through the Asociación de Generadores de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Generators, or AGEERA), which is entitled to appoint two acting and two alternate directors of CAMMESA.

On December 27, 2017, Law No. 27,424 was enacted in relation to the generation of electric power from renewable energy sources. Such law provides the legal and contractual conditions for the generation of renewable energy by the users of the distribution network for self-consumption and eventual injection of excess electricity into the grid. Additionally, the law created a public fiduciary fund, called Fund for the Distributed Generation of Renewable Energy (“FODIS”), which aims to finance the implementation of distributed generation systems of renewable energy. Also, the law created the promotion regime for the National Manufacturing Systems, Equipment and Supplies for the Distributed Generation of Renewable Energy (“FANSIGED”), whose main activities comprise research, design, development, investment in capital goods, production, certification and installation services for the distributed generation of energy from renewable sources.

Transmitters

Electricity is transmitted from power generation plants to distribution companies through the high voltage electricity transmission system. Transmission companies do not engage in purchases or sales of electricity, their service is governed by the Electricity Regulatory Framework and related regulations issued by the competent authority. The majority of the system is owned by Transener. Regional transmission companies own the remaining portion of the sub-transmission.

In Argentina, transmission is carried out at 500 kV, 300 kV, 220 kV and 132 kV through the SADI. The SADI consists mainly of overhead lines and transformer stations (i.e., equipment through which electricity distributed by transmission circuits passes and is converted to voltage for use by end users) covering approximately 90% of the country. Most of the SADI, including practically all the 500 kV transmission lines, was privatized and is owned by Transener. The regional transmission companies, most of which were privatized, own the remaining part of the SADI. The supply points connect the SADI with the distribution systems, and there are also interconnections between the transmission systems of Argentina, Brazil, Uruguay and Paraguay that allow the import and export of electricity from one system to another.

The electric power transmission companies also participate in CAMMESA by appointing two directors and two alternate directors through the Argentine Association of Electric Energy Transporters (Asociación de Transportistas de Energía Eléctrica de la República Argentina or “ATEERA”).

In 2017, the SE issued Resolution No. 1,085/17, whereby it significantly modified the cost allocation of HV and extra HV systems. The changes implemented, applicable as of December 1, 2017, are as follows: (1) WEM generators no longer pay for the use of the transmission system, except for connection equipment entirely allocated by each generator; and (2) the total cost of each transporter is distributed among the users in its network, in proportion to their energy demand, no longer applying the calculation methodology based on the use of equipment.

Distributors

Each distribution company supplies electricity to customers and operates the related distribution network in a specific geographic area pursuant to a concession agreement, which provides, among other things, for the concession area, the quality of service required, the electricity rates to be paid by customers for the distribution service and the obligation to satisfy the demand. The ENRE monitors compliance by distribution companies, edenor and Edesur S.A. with the provisions of the respective concession agreements and with the Regulatory Framework Law No. 24,065. In addition, the provincial regulatory agencies supervise the compliance of local distributors with their respective concessions and local regulatory frameworks.

The distributors participate in CAMMESA by appointing two directors and two alternate directors through the Argentine Association of Electric Energy Distributors (Asociación de Distribuidoras de Energía Eléctrica de la República Argentina or “ADEERA”). As of the date of this annual report, one of those positions is held by our director of legal and regulatory affairs, Dr. María Jose Van Morlegan.

The Company and Edesur are the main distribution companies and, together with Edelap, originally formed SEGBA, which was divided into three distribution companies at the time of its privatization in 1992.

Large Users

The WEM classifies Large Users of energy into three categories: Major Large Users (GUMA), Minor Large Users (GUME) and Particular Large Users (GUPA). At present, each of these customer categories purchases its energy demand directly from CAMMESA. Agreements between parties (Generator and Large User) are only limited to the Energy Plus segment with respect to the demand exceeding the base demand, i.e. the amount of energy the customer consumed back in 2005.

Each of these categories of users is subject to different requirements with respect to the purchase of their respective energy demands. For example, GUMAs must purchase 50% of their demand through supply contracts and the rest in the spot market, while GUMEs and GUPAs must purchase all of their demand through supply contracts.

In 2017, by means of Resolution No. 281-E/17, the former Ministry of Energy and Mining laid down the Regulations for the Renewable Energy Term Market, which establish the commercialization and administration charges payable by Large Users who opt for the joint purchase of renewable energy managed by CAMMESA. The Large Users who choose to meet their renewable energy consumption quota directly through a generator, are allowed to enter into a supply contract without having to incur the expenses of the joint purchases system.

Large users participate in CAMMESA by appointing two directors and two alternate directors through the Argentine Association of Large Electric Energy Users (Asociación de Grandes Usuarios de Energía Eléctrica de la República Argentina or “AGUEERA”).

Spot Market

Spot Prices

The emergency regulations enacted after the Argentine crisis in 2001 and 2002 had a significant impact on energy prices. Among the measures implemented pursuant to the emergency regulations were the pesification of prices in the WEM, and the requirement that all spot prices be calculated based on the price of natural gas, even in circumstances where alternative fuel such as diesel is purchased to meet demand due to the lack of supply of natural gas.

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

In November 2012, according to Resolution No. 2,016/12 of the former SE and in accordance with the Summer Seasonal Programming approved for the period from November 2012 to April 2013, the seasonal price format was modified, resulting in a single purchase price without considering segmentation by demand or by time and taking into account the demand structure in October 2012 as the base. Subsequently, the previous SE adopted Resolution No. 408/13, which maintained both the single price and the criteria for obtaining subsidies during the winter season.

During the 2014 winter season, Resolution No. 2,016/12 was applied without any price reduction, and residential users with consumption levels above 1,000 kWh did not receive a subsidy equivalent to that received in 2013.

On January 25, 2016, the ME&M issued Resolution No. 6/16, approving the seasonal prices of WEM for each user category, in accordance with the Electric Energy Regime, for the period from February 2016 to April 2016, effective until January 2017. These WEM prices resulted in the elimination of certain subsidies and a substantial increase in electricity tariffs for users. Such Resolution also included a differentiated tariff for residential users that achieved energy consumption savings of between 10% and 20% or higher than 20% with respect to the same period of 2015 (Plan Estímulo al Ahorro Energético), and a social tariff for residential users that met certain consumption requirements, which included a total exemption for monthly consumptions below or equal to 150 kWh and benefits in tariffs for users that exceeded such consumption level but achieved a monthly consumption lower than that of the same period of the immediately preceding year.

As of May 2016, the Company was notified by several judges of the Province of Buenos Aires regarding precautionary measures granted to individuals and user groups against Resolution No. 6/16 and Resolution No. 1/16 issued by the ENRE (which authorized the Company’s new tariff schedule as of February 2016). Consequently, the then applicable tariff schedule, which includes the WEM prices established by Resolution No. 6/16, was not applied during certain periods of 2016 to the entire concession area as a result of the measures issued in the previous case, and to the districts of Pilar and La Matanza, where the injunctions continued in force until October 24 and November 11, 2016, respectively, dates on which they expired. Therefore, as of such dates, there were no precautionary measures in force, and the new tariff schedule was applied to all users.

On February 1, 2017, the SE published Resolution No. 20-E/17, whereby it approved the Summer Seasonal Programming for the WEM for the period from February 1, 2017 to April 30, 2017.

In this regard, the SE established the reference prices for electric energy for the different categories of users, which have been in force since March 1, 2017, and recognized a discount for such prices, exclusively for the month of February 2017. The SE also ratified the social tariff determined by Resolution No. 6/16, and included the category of users with a disease whose treatment indicates electro-dependence, which establishes total exemption in case of monthly consumptions lower or equal to 600 kWh and benefits in the tariff for those users who exceed such consumption level but achieve a monthly consumption lower than that of the same period of the immediately preceding year.

On December 1, 2017, in accordance with Resolution No. 1091/17 of the ME&M, the new stabilized price of energy and the reference price of power were defined. Additionally, the new stabilized price for transportation was established, which took greater relevance in the purchase price of energy.

On November 30, 2017, by Resolution No. 1085-E/17, the SE established a new methodology for the distribution of high voltage transportation costs, which will be distributed uniformly among the sum of energy demands of the WEM translating into a uniform tariff, distributing them among users in order to their demand.

On December 27, 2018, Resolution No. 366/18 issued by the SE approved the Summer Seasonal Programming for the WEM submitted by CAMMESA, which determined the new prices for power, energy and transportation for the period from February 2019 to October 2019. Likewise, the social tariff and the bonuses for energy savings for the residential tariff were eliminated, due to the transfer of the beneficiaries to provincial jurisdiction. As of the date of this annual report, the Province of Buenos Aires and the City of Buenos Aires are in regular compliance with the payment of the social tariff.

On April 30, 2019, in accordance with its Resolution No. 104, the ENRE approved the values of our tariff chart as from May 1, 2019, including the new reference prices of power and the stabilized prices of energy determined by the Secretary of Renewable Resources and Electricity Market until October 31, 2019.

On December 21, 2019, the Argentine Executive Power enacted the Productive Reactivation Law, which authorized the Argentine Executive Power to initiate a renegotiation process of the tariff structure or to execute an extraordinary review for a maximum of 180 days, in order to reduce the actual tariff burden of private, commercial and industrial users by 2020.

On December 27, 2019, the ENRE ordered the Company not to apply the electricity tariff charts corresponding to January 1, 2020.

On December 16, 2020, by means of Decree No. 1020, the Argentine Executive Power extended until March 31, 2021 the freeze on electricity rates prescribed under the Productive Reactivation Law enacted in 2019. Such Law authorized the Argentine Executive Power to hold the pricing of electricity and natural gas tariffs under federal jurisdiction and to initiate a RTI renegotiation process. In addition, until a definitive renegotiation agreement is reached, the Law provides alternatively to enforce an interim renegotiation agreements containing a transitional tariff.

On March 31, 2021, by means of Resolution No. 78/2021, the ENRE approved the values of the Company’s electricity rate schedule, effective as from the billing relating to the reading of meters subsequent to 12:00 AM on April 1, 2021, based on the WEM’s winter seasonal programming. Such rate increase affected only GUDI customers and reflected the increase in the seasonal price passed through to rates without affecting revenues from the Company’s CPD.

On May 11, 2021, by means of Resolution No. 408/2021, the SE approved the definitive winter seasonal programming for the WEM submitted by CAMMESA, relating to the May 1-October 31, 2021 period.

Additionally, on October 28, 2021, by means of Resolution No. 1029/2021, the SE approved the definitive summer seasonal programming for the WEM submitted by CAMMESA, relating to the November 1, 2021-April 30, 2022 period.

On January 31, 2022, the SE issued Resolution 40/2022 approving the “Summer Quarterly Rescheduling” for the period February - April 2022. This increase affected GUDI customers which had an average increase of 15% and did not affect the Company’s own distribution cost revenues.

Also, on February 23, 2022, by means of Resolution 105/2022, the SE replaces Annex I of Resolution 40/2022 establishing an increase in the reference price of power and stabilized energy. Energy prices for non-residential demands and large users ≥ 300 kW (Public Bodies, Health/Education) went up 50% and 34% for residential demands.

In addition, Resolution 105/2022 established a new stabilized transportation price, which meant an increase of 28%.

Finally, in January 2022, the SE instructed the ENRE, within the framework of the call for a public hearing for tariff adjustments, to include in the purpose of such hearing the treatment of seasonal prices. As a result, and through Resolution SE No. 105/2022, the new seasonal prices were set effective as from March 1, 2022.

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

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. As of December 31, 2021, the stabilization fund balance was approximately Ps.25 billion, resulting from the stabilization fund plus the over expenses of dispatch net of the Argentine treasury contributions. However, if all the funds and accounts of energy and power are considered (including the additional energy, fuel over expenses, quality supply, surplus demand pursuant to Resolution No. 1,281/06 of the SE, WEM, over expense contracts, etc.), this balance decreases to approximately Ps. 60 billion. In this regard, the deficit of the WEM was financed by the National Government through non-refundable contributions from the Fondo Unificado (Unified Fund) administered by the SE to the stabilization fund administered by CAMMESA.

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

These prices have been updated as follows:

•	after August 2011, the median incremental charge for excess demand was set at Ps./MWh for GUMAs and GUMEs and 455 Ps./MWh for GUDIs;
•	after December 2011, the median incremental charge for excess demand for those who are not subsidized was set at 360 Ps./MWh;
•	pursuant to the former SE Resolution No. 95/13 from March 22, 2013, as opposed to the backup contracts where a unique energy supplier is authorized by CAMMESA, the Plus Energy contracts are available to the large users and generators previously authorized by the Argentine National Planning, Public Investment and Services Ministry. The users under the GUDI category, whose Energy Plus contracts mature, have the option of rehiring Energy Plus, reclassifying themselves under the GUME category; or continue buying the total amount of their energy from the distributors, paying in case needed. Base Surplus Demand pursuant to Resolution SE No. 1,281/06;
•	as of March 13, 2015, the median incremental charge for excess demand was set at Ps./MWh for GUMAs and GUMEs and 550 Ps./MWh for GUDIs;
•	based on the guidelines set forth in Resolution No. 6 of the ME&M, the median incremental charge for excess demand was set at 650 Ps./MWh for GUMAs and GUMES, while GUDIs stopped paying this charge; and
•	as of June 14, 2018, the median incremental charge for excess demand was set at 1,200 Ps./MWh for GUMAs and GUMEs and 0 Ps./MWh for GUDIs.

ORGANIZATIONAL STRUCTURE

On December 28, 2020, Pampa Energía S.A., the holder of 100% of edenor’s Class A shares, representing 51% of Edenor’s share capital, entered into a share purchase and sale agreement, as the seller, with Edelcos.

By virtue of such agreement, Pampa Energía S.A. agreed, subject to certain conditions precedent such as the approval of both its shareholders’ meeting and the ENRE, to sell control of edenor by transferring all the Class A Shares and votes in Edenor.

In this regard, on February 17, 2021, the Shareholders’ meeting of Pampa Energía approved the referred to Acquisition.

On June 23, 2021, by means of Resolution No. 207/2021, the ENRE authorized Pampa Energía S.A. to transfer all the Class A shares, representing 51% of the Company’s share capital and votes, to Edelcos in accordance with the SPA.

The transfer of all the Class A shares, representing 51% of the Company’s share capital and votes owned by Pampa Energía S.A., in favor of Empresa de Energía del Cono Sur S.A. was completed shortly afterwards on June 30, 2021.

Also, on July 7, 2021, Edelcos notified the National Commission for Competition Defense (CNDC), pursuant to the terms of Article 8 of Law 25,156, of the existence of the SPA for the Acquisition, requesting the approval of such commission. As of the date of this annual report, the CNCD has not issued any decision in this regard.

Within this context, after the aforementioned transfer, the Class A Directors tendered resignation; therefore, to fill the vacancies, the Company’s Supervisory Committee appointed Messrs. Neil A. Bleasdale (Chairman), Esteban Macek (Vice-Chairman); Nicolás Mallo Huergo, Eduardo Vila, Edgardo Volosin, Federico Zin and Mariano C. Lucero as Directors and Messrs. Hugo Quevedo, Mariano C. Libarona, Daniel O. Seppacuercia, Diego Hernán Pino, Sebastián Álvarez and María Teresa Grieco as Alternate Directors.

Finally, as required by the regulations in effect and within the time periods set forth therein, Empresa de Energía del Cono Sur S.A. will announce the launching of a mandatory Public Tender Offer to all the holders of Class B and Class C common shares issued by the Company, including the holders of ADS in respect of the underlying Class B common shares, in accordance with the provisions of General Resolution No. 779/2018 of the National Securities Commission.

As of the date of this annual report, Edenor is a subsidiary of Edelcos.

Edelcos is owned by South American Energy LLP, a UK-based company. Edelcos acquired a 51% of the capital stock and votes of Edenor on June 30, 2021, following the ENRE’s approval of the change in control of Edenor on June 29, 2021.

Edelcos’s strategy is to develop opportunities in the power generation, electricity distribution, new energy sources, electrification of the economy and transport, with an emphasis on energy transition and ESG matters.

Edelcos believes that the pandemic has changed the lives of people whose households have become the center of their daily activities, including work, education and entertainment. Cities will also experiment changes in the near future, redesigning neighbourhoods and city centers with a smarter view, gaining more awareness about important issues such as climate change and social responsibility. Electricity is expected to be key to all these developments and a unique opportunity for the future, where universal energy access for the globalized world is one of the goals for 2030.

For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

The following chart presents our corporate structure as of the date of this annual report:

	Class	Shares	Percent Ownership
Empresa de Energía del Cono Sur (EDELCOS)	A	462,292,111	51.00%
ANSES	B	242,999,553	26.81%
Public	B	168,076,412	18.54%
Treasury Shares	B	31,134,420	3.43%
Employee Stock Participation Program	C	1,952,604	0.22%
Total		906,455,100	100.00%

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

The net book value of our property, plant and equipment as recorded on our financial statements was Ps.195,374 million, Ps.188,478 million and Ps.208,061 million as of December 31, 2021, 2020 and 2019, respectively. For a description of our capital expenditures plan, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Edenor’s Capital Expenditures.”

The total value of property, plant and equipment transferred by SEGBA on September 1, 1992 was allocated to individual assets accounts on the basis of engineering studies conducted by the Company. The value of property, plant and equipment was determined based on the price effectively paid for the acquisition of 51% of the Company’s capital stock from SEGBA. SEGBA neither prepared separate financial statements nor maintained financial information or records with respect to its distribution operations or the operations in which the assets transferred to Edenor were used. Accordingly, it was not possible to determine the historical cost of transferred assets. Additions subsequent to such date have been valued at acquisition cost, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of the above-mentioned engineering studies. Furthermore, in order to improve the disclosure of the account, the Company made certain changes in the classification of property, plant and equipment based on each technical process. In accordance with the provisions of IAS 23, borrowing costs in relation to any given asset are to be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period; the necessary activities to put the asset in condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or startup of other assets, depending on the purpose pursued with its production, construction, assembly or completion. Subsequent costs (major maintenance and reconstruction costs) are either included in the value of the assets or recognized as a separate asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the assets may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred.

The Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of the long-lived assets may be impaired. As from the enactment by the Argentine Government of new measures (see “Item 3. Key Information—Risk Factors—Risks Relating to the Electricity Distribution Sector—The Argentine Government has intervened in the electricity sector in the past, and may continue intervening”), the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated. The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration. Cash flows are prepared based on estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, timing, and form of the electricity rate increases and/or recognition of cost adjustments; (ii) demand for electricity projections; (iii) development of the costs to be incurred; (iv) investment needs to maintain the service quality levels required by the regulatory authority, and (v) macroeconomic variables, including, growth rate, inflation rates and foreign currency exchange rates, among others. The Company has made its projections under the assumption that in the next few years it will obtain the delayed electricity rate updates to which it is entitled in accordance with the applicable regulations, using a discount rate (“WACC”) in dollars. After having carried out the analysis of recoverability of long-lived assets, as of the date of these annual report, the Company has recorded no impairment of property, plant and equipment for the year 2021. As of December 31, 2020, the Company recorded an impairment of property, plant and equipment for Ps.17,396 million (Ps. 26,248 at the purchasing power of the currency at December 31, 2021).

The total value of property, plant and equipment suffered the effects of the application of IAS 29, as discussed in our audited financial statements, included in Item 18 of this annual report. The non-monetary items carried at historical cost were restated using coefficients that reflect the variation recorded in the general level of prices from the date of acquisition or revaluation to the closing date of the reporting period. Depreciation charges of property, plant and equipment and amortization charges of intangible assets recognized in profit or loss for the period, as well as any other consumption of non-monetary assets were determined on the basis of the new restated amounts. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Tariffs—Distribution Margin or Value-Added for Distribution (VAD)” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Tariffs—Integral Tariff Revision.”

Termination of agreement on real estate property

In November 2015, the Company entered into an agreement with RDSA for the purchase and construction of real state property for a total of U.S.$46 million (equivalent to Ps.439.3 million according to the effective exchange rate at the time of execution of the purschase agreement. The Company intended to purchase the real estate property to centralize its functions, reduce rental consts and to mitigate the risk of potential rent increases).

Pursuant to the agreement, RDSA was obligated to deliver the property on June 1, 2018, and failed to perform. As a result, the Company declared RDSA in breach.

With regard to the U.S.$1 million receivable resulting from a settlement agreement with the insurance company Aseguradora de Cauciones S.A., the Company has received to date the payment of U.S.$720,000. The balance of U.S.$280,000 will be collected in accordance with a new payment schedule to be agreed upon between the Company and the insurance company. At the date of this annual report, such payment schedule is under negotiated.

RDSA has commenced reorganization proceedings, where the Company has filed ancillary proceedings for review of the amount declared inadmissible, relating to the contractually agreed-upon penalty clause. The ancillary proceedings for review have been rejected by the Court, decision which the Company has appealed to the Court of Appeals in Commercial Matters, where resolution is pending. Due to the pandemic declared by the WHO on March 11, 2020 and the mandatory and preventive social isolation orders adopetd in Argentina, including extensions, the originally set procedural time limits have been postponed, with the exclusivity period in order for the reorganization debtor to propose one or more reorganization plans and obtain the consent required by law for the confirmation of the eventual agreement being currently underway.

As a result of the assessment of different alternatives aimed at the recovery of the referred claim, on January 18, 2021, the Company’s Board of Directors accepted the “Offer for the Assignment of the Claim in Litigation” made by Creaurban S.A., pursuant to which Edenor assigned and transfered the claim, on the terms of Section 1,614 and subsequent sections of the Argentine Civil and Commercial Code.

By virtue of the assignment, Creaurban S.A. assumed the consequences and results deriving from the reorganization proceedings, the claim in litigation and/or any other action or arrangement deriving from the collection claim; whereas the Company agreed to immediately give Creaurban S.A., with no deductions whatsoever, any amount or assets received on account of the referred to claim.

The assignment of the claim was agreed for an amount of: (i) Ps. 400 million, which was paid by Creaurban S.A. on January 27, 2021; plus (ii) an additional contingent price determined in meters that will represent 30% of the square meters to which the holder of the claim would be entitled if an internal rate of return of at least 15% per annum after taxes had been applied to the new tower project, after having deducted the new tower’s development and construction costs and the commitments of the trust and the repayment of the mortgage loan with Banco Patagonia S.A. To be valid, the assignment was subject to the acceptance by Banco Comafi S.A. of an offer under similar terms and conditions which were satisfied on January 19, 2021, with the offer of assignment thus becoming accepted by Edenor.

As of December 31, 2021, a gain has been recognized on recovery of allowance for Ps. 580, which is disclosed in Other finance income (costs), resulting from Edenor’s acceptance of the aforementioned offer.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited financial statements as of and for the years ended December 31, 2021, 2020 and 2019, included in Item 18 of this annual report. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

In the last few fiscal years, the Company recorded negative working capital and operating losses. This situation is due mainly to the suspension of the electricity rate adjustment since February 2019, in spite of the constant increase of the operating costs and the investments necessary, both for the operation of the network and for maintaining the quality of the service, in an inflationary context in which the Argentine economy has been since mid-2018.

Additionally, this situation was exacerbated by the effects of the COVID-19 pandemic, which has had a severe social, economic and financial impact. Most of the world’s countries implemented exceptional actions, which had an immediate effect on their economies, as rapidly evidenced by the falls recorded in production and activity indicators. The governments’ immediate response to these consequences was the implementation of tax aids to sustain their citizens’ income and thereby reduce the risk of a breakdown in the chain of payments, with the aim of avoiding an economic and financial crisis.

With regard to the Company, in 2021 and the first months of the year 2022, the values of the electricity rate schedules suffered changes that, except for the provisions of ENRE Resolutions No. 107/2021 and 76/2022 dated April 30, 2021 and February 25, 2022, respectively, implied only the passing through of the seasonal prices not an improvement of revenues from the Company’s CPD, which are still insufficient to cover our economic and financial needs in a context of growing annual inflation, with the annual rate surpassing 50%. Nevertheless, and in spite of the aforementioned context with constant increases in operating costs, the investments necessary, both for the operation of the network and for maintaining and even improving the quality of the service, have been made.

Although in 2021 the economic activity showed a recovery after the effect caused by the COVID-19 pandemic throughout 2020, the country’s macroeconomic situation with the increase in the rate of inflation, the widening of the gap between the official dollar exchange rate and the dollar exchange rate quoted in the informal market, and the consequences of the agreement with the IMF make it difficult to envisage a clear-cut trend of the economy in the short term.

This complex and vulnerable economic context was aggravated by the currency restrictions imposed by the BCRA pursuant to which the BCRA’s prior authorization is required for certain transactions, such as the Company’s transactions associated with the payment of imports of goods that are necessary for the provision of the service, and the payments to service financial debt. These currency restrictions, or those to be implemented in the future, could affect the Company’s ability to access the MLC in order to acquire the foreign currency necessary to face its operating and financial obligations.

As a consequence, the Company witnessed an even greater deterioration of the economic and financial equation due to the tariff freeze, the impossibility of taking legal action to enforce payment of debts for electricity consumed but not paid, and the increase in costs on the Company’s operating structure and supplies. Therefore, it became necessary to partially postpone payments to CAMMESA for energy purchased in the WEM as from the maturities taking place in March 2020, payment obligations which have been partially regularized, but as of December 31, 2021, we accumulate a past due principal balance of Ps. 26,259 million, plus interest and charges for Ps. 23,880 million.

However, in general terms, the quality of the electricity distribution service has been significantly improved, both in duration and frequency of power cuts. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the demand, the Company is analyzing different measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact on the sources of employment, the execution of the investment plan, and the carrying out of the essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and safety.

Accordingly, the Board of Directors understands that material uncertainty exists that may cast significant doubt about Edenor’s ability to continue as a going concern, which may result in the Company’s being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, these financial statements have been prepared assuming that the Company will continue to operate as a going concern and do not include the adjustments or reclassifications that might result from the outcome of these uncertainties, inasmuch as the Company has historically been provided with transitional solutions that have made it possible to partially restore the economic and financial equation and ensure the operation of the distribution networks.

Public Health situation

While 2020 was greatly impacted by the COVID-19 pandemic, generating a high social, economic and financial impact, 2021 was a year of economic recovery thanks to the rapid distribution and application of vaccines throughout the world, which allowed a return to a certain normality in terms of activity.

During 2021, the Argentine Government carried out an important vaccination campaign in Argentina in order to control the spread of the desease, which allowed for strong rebound in economic activity during the year. As a consequence of the pandemic, during most of the year 2021, the commercial offices remained closed and the personnel, in “home office” mode, carried out various tasks related to customer service. On September 20, 2021, our commercial offices reopened, only with attention through shifts requested at www.edenor.com. For this purpose, we worked on adapting the commercial offices to the protocols within the context of the pandemic to ensure the safety of employees and customers.

Overview of IAS 29

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a highly inflationary economy should be measured in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be adjusted applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation has been calculated considering the indexes reported by the FACPCE based on the price indexes published by the INDEC.

The principal inflation adjustment procedures are the following:

•	Monetary assets and liabilities that are recorded in the current currency as of the statement of financial position’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
•	Non-monetary items carried at historical cost or at the current value of a date prior to the end of the reporting year are restated using coefficients that reflect the variation recorded in the general level of prices from the date of acquisition or revaluation to the closing date of the reporting year. Depreciation charges of property, plant and equipment and amortization charges of intangible assets recognized in profit or loss for the year, as well as any other consumption of non-monetary assets will be determined on the basis of the new restated amounts.
•	The restatement of non-monetary assets in terms of the measuring unit current at the end of the reporting year without an equivalent adjustment for tax purposes, gives rise to a taxable temporary difference and to the recognition of a deferred tax liability, whose contra-account is recognized.
•	Income and expenses are restated from the date when they were recorded, except for those profit or loss items that reflect or include in their determination the consumption of assets carried at the purchasing power of the currency as of a date prior to the recording of the consumption, which are restated based on the date when the asset to which the item is related originated (for example, depreciation, impairment and otherconsumptions of assets valued at historical cost).
•	The net gain from the maintenance of monetary assets and liabilities is presented in a line item separately from the profit or loss for the year, called RECPAM.
•	Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs, as established in IAS 29.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

•	The components of equity, except for reserved earnings and unappropriated retained earnings, have been restated from the dates on which they were contributed, or on which they were otherwise set up.

•	The restated unappropriated retained earnings were determined by the difference between net assets restated at the date of transition and the other components of opening equity expressed as indicated in the preceding headings.

•	After the restatement at the date indicated above, all components of equity are restated by applying the general price index from the beginning of the year, and each variation of those components is restated from the date of contribution or the date.

Operating Results

We distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometers, with an aggregate population of approximately eight million people. As of December 31, 2021, we had 3,229,146 users.

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

Regulatory changes impact our results of operations as we are paid tariffs for our services. The following ENRE resolutions, among others, have a direct impact on the tariffs we charge:

•	On December 16, 2020, by means of Decree No. 1020/20, the Argentine Executive Power provided for the commencement of the RTI renegotiation process, which may not exceed two years, suspending the agreements relating to the RTI in effect, with the scope to be determined in each case by the regulatory authorities. Interim renegotiation agreements may be entered into, which modify to a limited extent the particular conditions of the tariff review imposing a transitional tariff system until a definitive renegotiation agreement is reached. The freeze on electricity rates was extended until March 31, 2021, or until the new transitional electricity rate schedules resulting from the transitional tariff system come into effect, whichever occurs first. On April 30, 2021, by means of Resolution No. 107/2021, and in the framework of the transitional tariff system, the ENRE authorized the application of a new electricity rate schedule, effective as from May 1, 2021, with a 9% increase, implying a CPD adjustment of 20.9%. In the context of the transitional tariff regime, on February 25, 2022, the ENRE, through Resolution No. 76/2022 applied the new tariff schedules effective as of March 1, 2022, incorporating the new seasonal prices set forth by Resolution SE No. 105 of the SE, which established an average increase for carriers of 20% and an increase in CPD of 8% for Edenor. Additionally, through Decree No. 871/2021, the intervention of the ENRE was extended until December 31, 2022.

•	On January 19, 2021, the ENRE issued Resolution No. 16/2021, providing for the commencement of the transitional tariff adjustment procedure, with the aim of setting a transitional tariff system until a definitive renegotiation agreement is reached, and inviting Edenor to participate in it. To that end, the regulatory authority requested as a first measure that it be provided with certain financial information as well as with information about the 2021-2022 investment plan, on the basis of the investment plan set forth in the 2017 RTI.

•	On March 3, 2021, by means of Resolution No. 53/2021, the ENRE called a public hearing held on March 30, 2021 to inform and listen to opinions about the interim tariff system to be applied to distributors, Edesur and Edenor.

•	On March 30, 2021, the ENRE held a public hearing, with the main goal of determining a transitional rate schedule for electricity distribution until the next RTI. The president and CEO of the Company at that moment, Ricardo Torres, explained the need of funds required to maintain and continue the improvement in the quality of electricity distribution services. Additionally he explained the financial situation of the Company; the investments that had been made to satisfy demand and the improvement in the provision of the services; and proposed a rate schedule structure that allowed for better control by customers.

•	On March 31, 2021, by means of Resolution No. 78/2021, the ENRE approved the values for the Company’s electricity rate schedule, effective as from the billing relating to the reading of meters subsequent to 12:00 AM on April 1, 2021, based on the WEM’s winter seasonal programming. Such rate increase affected only GUDI customers and reflected the increase of the seasonal price passed through to rates without affecting revenues from the Company’s CPD.

•	On April 30, 2021, by means of Resolution No. 107/2021, and in the context of the transitional tariff system, the ENRE authorized the application of a new electricity rate schedule, effective as from May 1, 2021, representing a 9% increase. In view of the fact that such increase did not cover the increase requested by Edenor, on June 15, 2021, an administrative appeal (recurso de alzada) was filed against such resolution.

•	On May 11, 2021, by means of Resolution No. 408/2021, the SE approved the definitive winter seasonal programming for the WEM submitted by CAMMESA, relating to the May 1-October 31, 2021 period.

•	On October 28, 2021, by means of Resolution No. 1029/2021, the SE approved the definitive summer seasonal programming for the WEM submitted by CAMMESA, relating to the November 1, 2021-April 30, 2022 period. Furthermore, the Power Reference Prices (PRP) and the Stabilized Price of Energy (SPE) set by SE Resolution No. 748/2021 dated August 3, 2021 were applied to the aforementioned period. The “unsubsidized” PRP and SPE have to be included by distribution companies in the bills, noting the related subsidy amount as a separate item.

•	On November 19, 2021, by means of ENRE Resolution No. 487/2021, distribution companies were instructed to determine as from November 1, 2021 the related subsidy amount, which has to be clearly identified as “Subsidy from the Federal Government” in the part of the bill that contains the information addressed to the user. Additionally, by means of Resolution No. 491/2021, the ENRE approved the Injection Rates for User-Generators of the concession areas of distribution companies, effective from August 1, 2021.

•	On August 10, 2021, by means of Resolutions Nos. 262 and 265/2021, the ENRE approved an increase for large users whose power consumption is equal to or greater than 300 kW, effective as from the billing relating to the reading of meters subsequent to 12:00 AM on August 1, 2021. Both resolutions were appealed to the SE by Edenor because the values of the electricity rate schedule in effect provided by the ENRE did not take into consideration ex-post adjustments, the recognition of taxes and fees, the pass-through differences arising from non-transferred increases in the seasonal price, or the pending adjustments of the Company’s CPD. Moreover, neither the transitional system to supplement the required revenue, as provided for by Executive Order No. 1020/2021, nor the differences resulting from a lower than expected demand, requested by Edenor, had been established. Both appeals are in process at the closing date of these annual report.

•	On September 27, 2021, ENRE Resolution No. 323/2021, set the definitive annual control fee for 2021 to be paid by the WEM’s generation, transmission and distribution agents, and provided that final payment thereof would become due during the month of October 2021.

•	On February 17, 2022, by means of Resolution No. 25/2022, the ENRE called for a public hearing to be held to hear opinions on the following: (i) the treatment for the determination of power PRP and SPE in the WEM; and (ii) the distribution companies’ proposals aimed at obtaining a transitional adjustment of rates, with such public hearing to be held within the RTI renegotiation process and prior to defining the electricity rates to be applied by concession holders.

•	On February 3, 2022, by means of Resolution No. 41/2022, the ENRE approved the values of the Company’s electricity rate schedules effective as from the billing relating to the reading of meters subsequent to 12:00 AM on February 1, 2022, applying to the aforementioned period the PRP and the SPE set by SE Resolution No. 40/2022.

•	In the context of the transitional tariff regime, on February 25, 2022, the ENRE, through Resolution No. 76/2022 applied the new tariff schedules effective as of March 1, 2022, incorporating the new seasonal prices set forth by Resolution SE No. 105/2022 of the SE, which established an average increasd for carriers of 20% and an increase in CPD of 8% for Edenor.

The main consequence of the lack of recognition of additional revenue to face increasing costs as described in the preceding sections has been Edenor’s inability to comply, in due time and in proper form, with payments to CAMMESA for energy purchases in the WEM. If, in the future, we are not able to recover the incremental cost increases and have them reflected in our tariffs, and/or there is a significant lag of time between when we incur the incremental costs and when we receive increased income, we may be unable to comply with our financial and commercial obligations, suffer liquidity shortfalls and need to restructure our debt to ease our financial condition, any of which, individually or in the aggregate, would have a material adverse effect on our business and results of operations and may cause the value of our ADSs to decline. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Factors Affecting our Results of Operations—Tariffs” and “Item 3. Key Information—Risk factors—Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, affected and may continue to affect our capacity to perform our commercial obligations and could also have a material adverse effect on our ability to perform our financial obligations.”

The following table sets forth the composition of our net sales (stated in millions of Pesos in constant currency) for the periods indicated:

	Year ended December 31
	2021	2020	2019
Sales of Electricity	112,725	137,066	183,977
Right of use of poles	702	635	582
Connection Charges and reconnection charges	73	81	180
Net sales	113,500	137,782	184,739

The following tables show Edenor’s energy sales by category of user (in GWh) for the periods indicated:

	Year ended December 31,
	2021		2020		2019
Residential	9,868	45%	9,315	46%	8,372	43%
Small Commercial	1,839	8%	1,609	8%	1,692	9%
Medium Commercial	1,448	7%	1,341	7%	1,549	8%
Industrial	3,492	16%	3,210	16%	3,503	18%
Wheeling System(1)	3,703	17%	3,364	17%	3,569	18%
Public Lighting	665	3%	676	3%	713	4%
Shantytowns	695	3%	664	3%	48	0%
Total	21,710	100%	20,179	100%	19,446	100%

(1)	Wheeling charges represent our tariffs for generators and large users, which consist of a fixed charge for recognized technical losses and a charge for our distribution margins but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

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

Argentine Economic Conditions and Inflation

Because all of our operations, facilities and users are located in Argentina, we are affected by general economic conditions in the country. In particular, the general performance of the Argentine economy affects the demand for electricity, and inflation and fluctuations in currency exchange rates which, in turn, affect our costs and our margins. Inflation primarily affects our business by increasing operating costs, while reducing our revenues in real terms.

In December 2001, Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in the Argentine Government’s policies. The crisis and the Argentine Government’s policies during this period severely affected the electricity sector, as described below. Although the Argentine economy recovered significantly from the crisis over the following years, and the business and political environment was largely stabilized, the Argentine Government has only recently begun to address the difficulties experienced by the Argentine electricity sector as a result of the crisis and its aftermath.

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

Economic Performance and Outlook

Economic Activity

In accordance with the latest available data, as of December 31, 2021, the economic activity recorded a cumulative rise of 10.3% as compared to the same period of the previous year, due mainly to the normalization of the economic activity after an atypical 2020 severely affected by the COVID-19 pandemic. Private consumption, public consumption, and investment increased by 10.2%, 7.8% and 32.9%, respectively. Those hikes were partially offset by net imports, in contrast to net exports of 2020, due mainly to the recovery of the economy throughout 2021.

The expansion in the activity reached 15 of the 16 economic sectors, with community, social and personal-related services being the most benefited sector, along with construction (27.1%), fishing (16.5%), manufacturing industry (15.8%), and wholesale and retail trade and repairs (13.2%).

Price Trends

With regard to the development of prices, in 2021, the Consumer Price Index published by the INDEC showed a variation of 50.9%. The most significant variations were recorded in the restaurants and hotels (65.4%), clothing and footwear (64.6%), and transport (57.6%) categories. The categories affected to a lesser extent were housing, water, electricity and other fuels (28.3%), communications (35.8%), and miscellaneous goods and services (38.8%). As for wages, measured by the Average Taxable Remuneration of Stable Workers (Remuneración Imponible Promedio de los Trabajadores Estables - RIPTE) record, they recorded a year-on-year increase of 53.4% at December 2021, compared to the same month of 2020.

Trade Balance

With regard to foreign trade, and according to the INDEC’s latest available data for the year, the cumulative current account surplus as of the third quarter of 2021 reached U.S.$6.3 billion. This is mainly explained by the trade balance surplus, in which Free on Board value exports totaled U.S.$71.3 billion, whereas the Cost, Insurance and Freight value of imports was USD 56.9 billion in the first eleven months of the year. The increase in exports as compared to the same period of the previous year was due to the recovery of industrial manufacturing exports, which grew by 50.1%, the exports of fuel and energy, which increased by 44.9%, the increases in agricultural manufacturing exports by 38.4% and in primary exports by 29.7%. As for imports, the expansion compared to the same period of 2020 is explained by recoveries in the following categories: fuel and lubricants (105.7%), parts and accessories for capital goods (58.2%), capital goods (37.2%), consumer goods (18.4%), and automotive (9.1%).

Fiscal Situation

At December 2021, the Non-Financial Public Sector’s fiscal accounts recorded a cumulative primary and total deficit of 3.0% and 4.5% of GDP, respectively. The total annual variation of tax revenues, measured in Argentine pesos according to the figures published by the Federal Administration of Public Revenues (AFIP), closed with a year-on-year increase of 65.9%. Additionally, primary expenditure recorded in 2021 by the National Treasury showed a year-on-year variation of 45.9%.

With regard to the financial situation, the US dollar wholesale rate of exchange according to Communication A3500 of the BCRA at December 31, 2021 was Ps.102.75/U.S.$1, recording a cumulative increase of 22.11% as compared to the end of 2020 and a year-on-year average variation of 23.30%. The BCRA’s international reserves at the end of the year totaled U.S.$39.59 billion, down by U.S.$195 million compared to the level reached in the previous year. As for the monetary base, it amounted to Ps.3,923 billion at the end of 2021, reflecting a 47.9% increase compared to the previous year. Furthermore, the BCRA’s stock of debt on account of bills issued totaled at the end of the third quarter of 2021 Ps.4,751,950 million, showing a year-on-year increase of 67.1%.

Tariffs

Our revenues and margins are substantially dependent on the composition of our tariffs and on the tariff setting and adjustment process contemplated by our concession.

The following chart shows the variation in Edenor’s average tariffs, including taxes, in Pesos per MWh for the periods indicated:

Under the terms of our concession, our tariffs for all of our users (other than users in the wheeling system) are composed of:

▪	the cost of electric power purchases, which we pass on to our users, and a fixed charge (which varies depending on the category and level of consumption of each user and their energy purchase prices) to cover a portion of our energy losses in our distribution activities (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in our concession);
▪	our regulated distribution margin, which is known as VAD or CPD; and
▪	any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires, which may differ in each jurisdiction.

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

Recognition of Cost of Electric Power Purchases

As part of our tariffs, we bill our users for the costs of our electric power purchases, which include energy and capacity charges. In general, we purchase electric power at a seasonal price, which is approved by the ENRE every six months and reviewed quarterly. Our electric power purchase price reflects transportation costs and certain other regulatory charges (such as the charges imposed by the Fondo Nacional de Energía Eléctrica or the National Electricity Energy Fund).

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

On October 31, 2017, the ENRE informed pursuant to Note No. 128,399, through the proceedings carried out by the ME&M, the decision to postpone the application of the CPD increase in the RTI for November 1, 2017 to December 1, 2017, as well as the application of the CPD update which was made in August 2017.

Due to the deferring of the CPD increases, the ENRE notified a new tariff schedule to be applied in the December 2017- January 2018 period pursuant to Resolution No. 603/17, which was offset due to a retroactive adjustment, CPD’s updates that were not granted and the previously mentioned application.

In addition, such tariff schedule included the modification of seasonal prices, costs of transport and saving billings and bonuses according to the incentive plan established pursuant to SEE Resolution No. 1091/17. The savings billing of the incentive plan was modified, by establishing a 10% discount to the stabilized energy price for those residential users who reduce the consumption in at least a 20% compared to the consumption registered on the same month in 2015, having removed saving categories between 10% and 20%. Moreover, a new application methodology for the social tariff was introduced.

On January 31, 2018, the ENRE issued Resolution No. 33/18, whereby it approved the CPD values for July 2017 through December 2017, of which 11.99%, was applied to the 48 monthly installment established in the ENRE Resolution No. 329/17 that had been deferred in 2017, and the electricity rate schedule to be applied to consumption as of February 1, 2018 became effective. In addition, such resolution notified the average electricity rate value, which amounted to Ps.2.4627/KWh.

On July 31, 2018, the ENRE issued Resolution No. 208/18, pursuant to which it approved, the CPD for January 2018 through June 2018, of which 7.93% was applied as of August 1, 2018, and 6.51% in six consecutive monthly installments as of February 1, 2019. The CPD amounted to 15.85%. Moreover, Resolution No. 208/18 established a system of caps for the social tariff as well as the values that the Company had to apply to determine and credit discounts in the electricity bills of the users affected by deficiencies in the quality of the technical product and/or the quality of the technical and commercial service from 2018 to February 2019. Additionally, the modified average electricity rate value reached to Ps.2.9871/KWh.

On December 27, 2018, the SE issued Resolution No. 366/18, pursuant to which approved the summer seasonal programming for the WEM submitted by CAMMESA, thus determining new prices for power capacity, energy and transmission from February 2019 to October 2019. Furthermore, the social tariff and savings bonuses for the residential tariff were eliminated, as beneficiaries have been transferred to the provincial jurisdictions, which will bear their cost and implementation.

On January 31, 2019, ENRE issued Resolution No. 25 which approved the values of Edenor’s tariff scheme as from February 1, 2019, incorporated the new power capacity reference prices and stabilized prices for energy determined by the SE until April 30, 2019. In turn, the ENRE informed that under the transfer of jurisdiction from the Argentine Government to the Province of Buenos Aires and the City of Buenos Aires, the guidelines for the social tariff regime effective as of December 31, 2018 will remain in effect. As of the date of this annual report, the Province of Buenos Aires and the City of Buenos Aires are complying with the payment of the social tariff regularly.

Moreover, on January 31, 2019, pursuant to Resolution No. 27/19, the ENRE approved the VAD updates for the second six-month period of 2018 and the pending update corresponding to the first six-month period of 2019, totaling a 32.0% increase applicable as from March 1, 2019. Additionally, the application of the new -1.59% “E”-factor adjustment will be deducted from cumulative inflation updates.

Furthermore, the cost of deferrals for August 2018 through February 2019 and for the month of February 2019, totaled Ps.1,005 million and Ps.841 million, respectively, and will be paid in 5 installments from March 2019. Additionally, Ps.51 million will be collected under the same method due to the partial recognition of the appeal filed by Edenor to Resolution No. 208/18, which acknowledged additional costs that had not been calculated as part of prior tariffs.

On April 30, 2019, the Resolution SRRYME No. 14/19 was published, approving the final winter programming for the WEM raised by CAMMESA, corresponding to the period from May 1 to July 31, 2019, and the corresponding one for the period from August 1, 2019 to October 31, 2019. This resolution divided the general distributor demand between residential and non-residential, and maintained the category of Large Distributor Users at 300 kW and modified the PRP and the SPE relating to the May 1-October 31, 2019 period. For residential customers, seasonal prices remained unchanged for both quarters.

Subsequently, as from May 1, 2019, pursuant to Resolution ENRE No. 104/2019, a new tariff table was established, taking into account the seasonal prices set forth by Resolution SRRYME No. 14/19, for the quarter from May 1 to July 31, 2019, with increases only generated by new seasonal energy prices for all non-residential customers.

On September 19, 2019, the Electricity Rate Schedules Maintenance Agreement was entered into between the Federal Government and the Company – the following points were defined at the tariff level:

•	The CPD with the six-monthly update to be implemented from August 1, 2019, would become effective on January 1, 2020. The difference in the CPD between the CPD applied on August 1, 2019 and the one applied on January 1, 2020 (for the period August 1, 2019 to December 31, 2019) would be recovered in 7 monthly and consecutive installments from January 1, 2020 and adjusted according to the appropriate CPD setting.

•	The updating of the tariff table with respect to seasonal energy prices took place as from January 1, 2020. In addition, the difference between the seasonal prices in force between August 1, 2019 and December 31, 2019, and the seasonal prices applied in the tariff table in force as of August 1, 2019, have been recovered as from January 1, 2020 in 7 monthly and consecutive installments, and adjusted according to the methodology provided by CAMMESA for the out-of-term payment.

On December 5, 2019, the Company submitted GAR Note 46/2019 with a calculation of the tariff table to be applied from January 2020. This table was calculated following the Electricity Rate Schedules Maintenance Agreement referred to above. Subsequent adjustments were also added for the period from November 2018 to July 2019.

However, a correction in the value of the CPD calculation of August 2019 was incorporated, given the publication of the final indices, with the new value at 19.05%.

On December 27, 2019, ENRE instructed the Company not to apply the Electricity Rate Schedules Maintenance Agreement as such agreement had lost its applicability before the electricity rate emergency provided for in the Productive Reactivation Law (which froze the prices of natural gas and electricity for 180 days since its effectiveness). Therefore, the electricity rate schedule that had been applied since May 1, 2019 (pursuant to ENRE Resolution No. 104/19) came back into effect.

Furthermore, on March 31, 2021, by means of Resolution No. 78/2021, the ENRE approved the values of the Company’s electricity rate schedule, effective as from the billing relating to the reading of meters subsequent to 12:00 AM on April 1, 2021, based on the WEM’s winter seasonal programming. Such rate increase affected only GUDI customers and reflected the increase in the seasonal price passed through to rates without affecting revenues from the Company’s CPD.

Moreover, on April 30, 2021, by means of Resolution No. 107/2021, and in the context of the transitional tariff system, the ENRE authorized the application of a new electricity rate schedule, effective as from May 1, 2021, representing a 9% increase.

On May 11, 2021, by means of Resolution No. 408/2021, the SE approved the Definitive Winter Seasonal Programming for the WEM submitted by CAMMESA, relating to the May 1-October 31, 2021 period.

On August 10, 2021, by means of Resolutions Nos. 262 and 265/2021, the ENRE approved an increase for large users whose power consumption is equal to or greater than 300 kW, effective as from the billing relating to the reading of meters subsequent to 12:00 AM on August 1, 2021. Both resolutions were appealed to the SE by Edenor because the values of the electricity rate schedule in effect provided for by the ENRE did not take into consideration ex-post adjustments, the recognition of taxes and fees, the pass-through differences arising from non-transferred increases in the seasonal price, or the pending adjustments of the Company’s CPD.

Furthermore, on October 28, 2021, by means of Resolution No. 1029/2021, the SE approved the Definitive summer seasonal programming for the WEM submitted by CAMMESA, relating to the November 1, 2021-April 30, 2022 period.

During 2021 and 2020, Edenor purchased all of the energy in the market at an average monomic price of Ps.2,437.74 / MWh and Ps.2,187.21 / MWh, respectively.

We purchased a total of 26,373 GWh in 2021, 25,124 GWh in 2020, and 24,960 GWh in 2019. Following the adoption of certain amendments to the pricing rules applicable to the WEM pursuant to the Public Emergency Law, we have purchased all of our energy supply in the WEM at the monomic price. We have not purchased any energy under long-term supply contracts since 2004.

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

At the time of our privatization, our total energy losses represented approximately 26.59% of our energy purchases, of which more than two thirds were non-technical losses attributable to fraud and illegal use of our service. Beginning in 1992, we implemented a loss reduction plan (plan de disciplina del mercado, or market discipline plan) that allowed us to gradually reduce our total energy losses to 10% by 2000, with non-technical losses of 2.7%. However, beginning in mid-2001 and up until 2004, we experienced an increase in our non-technical losses, as the economic crisis eroded the ability of our users to pay their bills, and in our technical losses in proportion to the increased volume of energy we supplied during those periods.

The following table sets forth our estimated disruption between technical and non-technical energy losses experienced in our concession area for the periods indicated.

	Year ended December 31,
	2021	2020	2019
Technical losses	9.4%	9.1%	9.6%
Non technical losses	8.2%	10.5%	10.3%
Total losses	17.6%	19.6%	19.9%

The rolling annual rate of total losses for 2021 decreased to 17.6%, compared to 19.6% in the previous year. In Regions II and III, new shantytowns were formed while existing shantytowns continued to grow. The theft of energy in these areas continues to be the main factor in the increase in total losses in the last five years.

In 2021, the plan launched in previous years continued to be implemented, substantially increasing the installation of MIDEs, under a plan that consists in having 250,000 meters in place by 240,314. The plan is aimed at normalizing clandestine consumers, inactive customers and chronic delinquent customers. In 2021, 42,449 MIDEs were installed, 41,381 of which are currently operative.

The installation of the new type of MULCON network continued, using the MIDE meter’s functionalities, such as its invulnerability. Additionally, analytical and artificial intelligence tools, aimed at improving effectiveness in the routing of inspections to reduce energy theft, continued to be further developed.

In 2021, approximately 465,000 inspections of Tariff 1 meters were carried out with a 49.3% effectiveness. In the last five years, more than 300,000 irregular connections were normalized, although a rate of repeat fraud practices is noticed.

Distribution margin or value-added for distribution (VAD)

Our concession authorizes us to charge a distribution margin for our services to seek to cover our operating expenses, taxes and amortization expenses and to provide us with an adequate return on our asset base.

Historical Overview of VAD.

Our concession originally contemplated a fixed distribution margin for each tariff parameter with semi-annual adjustments based on variations in the U.S. wholesale price index (67% of the distribution margin) and the U.S. consumer price index (the remaining 33% of the distribution margin). However, pursuant to the Public Emergency Law, all adjustment clauses in U.S. Dollars or other foreign currencies and indexation clauses based on foreign indexes or other indexation mechanisms included in contracts to be performed by the Argentine Government were revoked. As a result, the adjustment provisions contained in our concession are no longer in force and, from January 2002 through January 2007, we were required to charge the same fixed distribution margin in Pesos established in 2002, without any type of currency or inflation adjustment. These measures, coupled with the effect of accumulated inflation since 2002 and the depreciation of the Peso, have had a material adverse effect on our financial condition, results of operation and cash flows, leading us to record net losses.

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

The Adjustment Agreement also contemplated a cost adjustment mechanism for the transitional period during which a RTI process was being conducted. This mechanism, known as the Cost Monitoring Mechanism, or CMM, took into consideration, among other factors, the wholesale and consumer price indexes, exchange rates, the price of diesel and construction costs and salaries, all of which are weighted based on their relative importance to operating costs and capital expenditures.

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

In January 2016, the ME&M issued Resolution No. 7/16, pursuant to which the ENRE implemented a VAD adjustment to the tariff schedule on account of the future RTI in effect as of February 1, 2016, and took all the necessary actions to conclude a RTI process by February 2017.

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

Regularization of Obligations Agreement

Pursuant to Law No. 27,467, which enacted the Expenses and Resources Budget Law 2019, the Argentine Executive Branch was instructed to promote the transfer of Edenor’s jurisdiction to the jurisdiction of the Province of Buenos Aires and the City of Buenos Aires as from January 1, 2019 and the creation of a new oversight body. On February 28, 2019, the Federal Government, the Province of Buenos Aires and the City of Buenos Aires entered into an agreement for the transfer of the public electric power distribution service duly awarded to Edenor under the Concession Agreement entered into by the Federal Government, to the joint jurisdiction of the Province of Buenos Aires and the City of Buenos Aires. Pursuant to such agreement, the Province of Buenos Aires and the City of Buenos Aires would create a new entity in place of ENRE, in charge of controlling and regulating the distribution service. It was also agreed that the Federal Government would be solely responsible for all debts and credits related to the distribution service awarded to Edenor whose cause was prior to February 28, 2019.

As a result of such agreement, on May 10, 2019, the Company entered into the “Agreement for the Regularization of Obligations for the Transfer of the Concessionaires to the Local Jurisdictions” (the “Agreement on the Regularization of Obligations”) with the SE, on behalf of the Federal Government, pursuant to which, prior to the transfer of the respective concessions to the jurisdiction of the Province of Buenos Aires and the City of Buenos Aires, the parties agreed to terminate the outstanding reciprocal claims originated during the 2006-2016 transition period.

On January 19, 2021, the Federal Government entered into a new agreement with the Province of Buenos Aires and the City of Buenos Aires, by virtue of which the Federal Government remained the grantor of the concession contracts (Decree No. 292/2021 and SE Resolution No. 16/2021).

On September 21, 2021, the Ministry of Economy issued Resolution No. 590/2021, whereby it declared the Agreement on the Regularization of Obligations, registered on May 10, 2019, harmful to the general interest. It also ordered the suspension of the administrative proceedings related to the execution of obligations originated in such Agreement on the Regularization of Obligations. Edenor filed a hierarchical appeal against Regulation No. 590/2021 in order to annul it.

Notwithstanding the foregoing, as of the date of this annual report, the Company has not been notified of the commencement of any legal action aimed at the judicial declaration of nullity of the Agreement on the Regularization of Obligations or of the acts issued as a consequence thereof. The administrative act in question has not provided for the suspension of the legal effects of said Agreement on the Regularization of Obligations, and therefore it is in full and complete force and effect. The Company filed a hierarchical appeal against this resolution before the Office of the Chief of Cabinet of Ministers and an appeal for clarification before the Ministry of Economy, which was granted and resolved by Resolution No. 656/2021, notified on October 20, 2021, whereby said Ministry confirms that the aforementioned Agreement on the Regularization of Obligations is not suspended.

Integral Tariff Revision.

On April 30, 2021, by means of Resolution No. 107/2021, and in the context of the transitional tariff system, the ENRE authorized the application of a new electricity rate schedule, effective as from May 1, 2021, representing a 9% increase. In view of the fact that such increase did not cover the increase requested by Edenor.

On August 10, 2021, by means of Resolutions Nos. 262 and 265/2021, the ENRE approved an increase for large users whose power consumption is equal to or greater than 300 kW, effective as from the billing relating to the reading of meters subsequent to 12:00 AM on August 1, 2021. Both resolutions were appealed to the SE by Edenor because the values of the electricity rate schedule in effect provided by the ENRE did not take into consideration the ex-post adjustments, the recognition of taxes and fees, the pass-through differences arising from non-transferred increases in the seasonal price, or the pending adjustments of the Company’s CPD.

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

	VAD
Tariff(1)	November	January	February	October 2008	Res.1301	Res. 1	Res. 92/17	Res. 92/17	Res. 603/17	Res. 33/18	Res. 208/18	Res. 25/19	Res. 27/19	Res. 104/19	Res. 262/21
	2001	2005	2007		2011(2)	2016	Feb. 2017	Mar. 2017	Dic. 2017	Dic. 2017	Feb. 2018	Feb. 2019	Mar. 2019	May. 2019	Aug. 2021
Residential
TIRI (0-300)	49.40%	44.50%	44.50%	44.58%	11.26%	30.63%	26.60%	19.07%	18.10%	19.99%	16.71%	12.62%	15.86%	15.86%	21.41%
TIRI2 (301-650)	36.20%	33.00%	33.00%	30.70%	4.80%	15.40%	23.49%	16.54%	15.20%	16.91%	14.01%	10.47%	13.34%	13.34%	19.41%
TIR# (651-800)				31.94%	4.55%	14.48%	26.66%	19.15%	17.74%	19.58%	16.36%	12.34%	15.55%	15.55%	21.55%
TIR4 (801-900)				31.51%	4.32%	13.91%	29.46%	21.55%	20.08%	22.07%	18.57%	14.13%	17.69%	17.69%	23.60%
TIR5 (90-1000)				32.63%	4.35%	14.04%	33.25%	24.91%	23.42%	25.63%	21.78%	16.79%	20.82%	20.82%	26.29%
TIR6 (1001-1200)				26.20%	4.19%	15.98%	37.51%	28.95%	27.52%	29.93%	25.75%	20.18%	24.75%	24.75%	29.59%
TIR 7 (1201-1400)				27.10%	3.98%	15.25%	41.21%	32.64%	32.80%	38.44%	33.90%	27.52%	34.28%	34.28%	37.70%
TIR8 (1401-2800)				25.87%	4.81%	17.83%	45.69%	37.36%	40.50%	46.79%	42.30%	35.64%	40.55%	40.55%	44.28%
TIR9 (> 2800)				22.48%	3.84%	14.81%	46.83%	38.62%	39.94%	45.06%	40.52%	33.86%	39.02%	39.02%	43.59%

Commercial - small demands
TIG1	55.10%	40.00%	47.80%	48.66%	21.91%	53.18%	53.79%	45.89%	48.82%	49.63%	45.38%	39.58%	45.32%	44.17%	46.11%
TIG2	53.60%	31.10%	43.60%	42.47%	15.97%	41.52%	52.94%	44.89%	47.86%	48.54%	44.23%	38.40%	44.08%	42.92%	45.34%
TIG3				37.40%	9.13%	26.24%	52.74%	44.65%	47.54%	48.27%	43.94%	38.11%	43.61%	42.45%	44.99%

Commercial - medium demand
T2	43.30%	27.90%	35.50%	37.81%	16.03%	44.80%	74.18%	74.07%	43.55%	43.75%	39.34%	32.08%	37.59%	36.58%	38.90%

Industrial
T3 low voltage below 300kw	44.20%	26.50%	34.30%	37.70%	15.37%	43.74%	46.90%	37.97%	39.76%	39.92%	35.43%	28.19%	33.60%	32.61%	35.18%
T3 low voltage over 300kw	42.60%	24.50%	32.10%	27.01%	11.99%	22.80%	23.80%	23.52%	27.24%	29.62%	22.67%	18.43%	23.00%	22.30%	13.90%
T3 medium voltage below 300kw	29.30%	14.10%	19.70%	25.12%	8.46%	30.72%	30.38%	22.08%	23.59%	23.63%	19.93%	14.71%	18.53%	17.79%	21.91%
T3 medium volgate over 300kw	27.30%	12.30%	17.50%	17.64%	7.09%	14.50%	13.19%	13.00%	15.44%	17.28%	12.42%	9.67%	12.54%	12.09%	8.03%

Average Tariff	41.20%	28.50%	33.90%	33.04%	9.57%	28.33%	39.07%	32.45%	32.18%	34.02%	29.12%	23.23%	28.49%	27.48%	28.08%

	Average Taxes
Tariff(1)	November	January	February	October 2008	Res.1301	Res. 1	Res. 92/17	Res. 92/17	Res. 603/17	Res. 33/18	Res. 208/18	Res. 25/19	Res. 27/19	Res. 104/19	Res. 262/21
	2001	2005	2007		2011(2)	2016	Feb. 2017	Mar. 2017	Dic. 2017	Dic. 2017	Feb. 2018	Feb. 2019	Mar. 2019	May. 2019	Aug. 2021
Residential
TIRI (0-300)	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%
TIRI2 (301-650)	29.20%	29.20%	29.20%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%
TIR# (651-800)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%
TIR4 (801-900)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%
TIR5 (90-1000)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%
TIR6 (1001-1200)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%
TIR 7 (1201-1400)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%
TIR8 (1401-2800)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%
TIR9 (> 2800)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%

Commercial - small demands
TIG1	25.70%	25.70%	25.70%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%
TIG2	25.60%	25.60%	25.60%	25.64%	25.64%	25.64%	25.64%	25.64%	25.64%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%
TIG3				25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%

Commercial - medium demand
T2	25.60%	25.60%	25.60%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%

Industrial
T3 low voltage below 300kw	25.70%	25.70%	25.70%	25.66%	25.66%	25.66%	25.66%	25.66%	25.66%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%
T3 low voltage over 300kw	25.60%	25.60%	25.60%	25.62%	25.62%	25.62%	25.62%	25.62%	25.62%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%
T3 medium voltage below 300kw	25.70%	25.70%	25.70%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%
T3 medium volgate over 300kw	25.70%	25.70%	25.70%	25.69%	25.69%	25.69%	25.69%	25.69%	25.69%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%

Average Tariff	27.20%	27.20%	27.20%	27.24%	27.24%	27.24%	27.24%	27.24%	27.24%	23.63%	23.64%	23.47%	22.75%	24.14%	23.72%

	Electric Power Purchases
Tariff(1)	November	January	February	October 2008	Res.1301	Res. 1	Res. 92/17	Res. 92/17	Res. 603/17	Res. 33/18	Res. 208/18	Res. 25/19	Res. 27/19	Res. 104/19	Res. 262/21
	2001	2005	2007		2011(2)	2016	Feb. 2017	Mar. 2017	Dic. 2017	Dic. 2017	Feb. 2018	Feb. 2019	Mar. 2019	May. 2019	Aug. 2021
Residential
TIRI (0-300)	21.90%	26.80%	26.80%	26.55%	60.00%	40.65%	44.71%	52.23%	53.20%	58.18%	61.46%	65.86%	62.62%	62.62%	57.07%
TIRI2 (301-650)	34.60%	37.80%	37.80%	39.81%	65.91%	55.33%	47.28%	54.23%	55.57%	61.25%	64.15%	68.01%	65.15%	65.15%	59.07%
TIR# (651-800)				38.51%	66.15%	56.23%	44.11%	51.61%	53.02%	58.59%	61.81%	66.15%	62.93%	62.93%	56.93%
TIR4 (801-900)				38.98%	66.39%	56.81%	41.30%	49.22%	50.68%	56.09%	59.60%	64.35%	60.79%	60.79%	54.88%
TIR5 (90-1000)				37.88%	66.37%	56.69%	37.51%	45.86%	47.34%	52.54%	56.39%	61.69%	57.66%	57.66%	52.19%
TIR6 (1001-1200)				44.32%	66.51%	54.73%	33.26%	41.81%	43.25%	48.24%	52.42%	58.30%	53.74%	53.74%	48.89%
TIR 7 (1201-1400)				43.46%	66.73%	55.47%	29.55%	38.13%	37.96%	39.73%	44.27%	50.96%	44.21%	44.21%	40.78%
TIR8 (1401-2800)				44.70%	65.89%	52.88%	25.08%	33.40%	30.27%	31.38%	35.86%	42.85%	37.93%	37.93%	34.20%
TIR9 (> 2800)				48.20%	66.88%	55.92%	23.93%	32.15%	30.83%	33.11%	37.64%	44.62%	39.47%	39.47%	34.89%

Commercial - small demands
TIG1	19.20%	34.30%	26.50%	25.50%	52.34%	21.11%	20.53%	28.43%	25.50%	28.54%	32.79%	38.90%	33.16%	34.31%	32.37%
TIG2	20.70%	43.20%	30.70%	32.04%	58.29%	32.79%	21.42%	29.47%	26.50%	29.63%	33.93%	40.09%	34.40%	35.56%	33.14%
TIG3				37.57%	65.12%	48.04%	21.63%	29.71%	26.82%	29.90%	34.22%	40.37%	34.88%	36.03%	33.49%

Commercial - medium demand
T2	31.00%	46.40%	38.90%	36.12%	58.15%	29.47%	0.18%	0.29%	30.81%	31.20%	35.62%	42.87%	37.36%	38.38%	36.06%

Industrial
T3 low voltage below 300kw	30.10%	47.80%	40.10%	36.32%	58.84%	30.53%	27.44%	36.36%	34.58%	35.04%	39.53%	46.76%	41.35%	42.34%	39.77%
T3 low voltage over 300kw	31.80%	49.90%	42.30%	47.14%	62.29%	51.55%	50.58%	50.86%	47.14%	45.33%	52.28%	56.53%	51.96%	52.66%	61.05%
T3 medium voltage below 300kw	45.00%	60.30%	54.60%	48.81%	65.73%	43.51%	43.94%	52.24%	50.73%	51.32%	55.02%	60.25%	56.42%	57.16%	53.05%
T3 medium volgate over 300kw	47.00%	62.00%	56.80%	56.40%	67.11%	59.77%	61.11%	61.31%	58.87%	57.68%	62.53%	65.28%	62.41%	62.86%	66.93%

Average Tariff	31.50%	44.20%	38.90%	39.47%	63.10%	44.38%	33.70%	40.31%	40.58%	42.35%	47.24%	53.30%	48.76%	48.38%	48.20%

(1)	T1R1 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is less than or equal to 300 KWh. T1R2 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 300 KWh but less than 650 KWh. TIR3 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 650 KWh but less than 800 KWh. TIR4 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 800 KWh but less than 900 KWh. TIR5 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 900KWh but less than 1,000 KWh TIR6 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,000 KWh but less than 1,200 KWh. TIR7 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,200 KWh but less than 1,400 KWh. TIR8 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,400 KWh but less than 2,800 KWh. TIR9 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 2,800KWh. T1G1 refers to commercial users whose peak capacity demand is less than 10kW and whose bimonthly energy demand is less than or equal to 1600 KWh. T1G2 refers to commercial users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1600 KWh but less than 4,000 KWh. T1G3 refers to commercial users whose peak capacity demand is greater than 4,000 KWh. T2 refers to commercial users whose peak capacity demand is greater than 10 kW but less than 50 KW. T3 refers to users whose peak capacity demand is equal to or greater than 50 kW. The T3 category is applied to high-demand users according to the voltage (tension) at which each user is connected. Low tension is defined as voltage less than or equal to 1 kV and medium tension is defined as voltage greater than 1kV but less than 66 kV.
(2)	On November 7, 2011, the SE issued Resolution No. 1,301/11, which established the summer scheduling, eliminating the Argentine Government grants to certain economic activities, which, in accordance with the provisions of the Resolution, are in conditions to pay the actual cost that needs to be incurred for being supplied with their demand of electricity. The removal of the Argentine Government grants has been extended to residential users, who were classified by geographical areas and type of residence. The modification related only to electricity purchase prices in the Wholesale Electricity Market, for which reason the Company’s VAD (value added for distribution) remained almost unchanged.

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

During the year 2016, the Company, guided by the ENRE, complied with all the procedural obligations required to complete a RTI process set forth in the Adjustment Agreement. A RTI process was completed on February 1, 2017, on which date the ENRE issued Resolution No. 63/17. Such resolution established a new tariff schedule which included a VAD maximum increase of 42% for February 2017, as well as two additional phase increases for the months of November 2017 and February 2018. On January 31, 2019, ENRE issued Resolution No. 25 which approved the values of Edenor’s tariff scheme as from February 1, 2019. Moreover, on January 31, 2019, pursuant to Resolution No. 27/19, the ENRE approved the VAD updates for the second six-month period of 2018 and the pending update corresponding to the first six-month period of 2019, totaling a 32.0% increase applicable as from March 1, 2019.

In December 2019, the Executive Power enacted, in the context of the Economic Emergency, Law No. 27,541 on Social Solidarity and Production Reactivation, pursuant to which is authorized to initiate either a renegotiation process of the tariff structure in effect or an extraordinary review. In this context, on December 27, 2019, the ENRE instructed the Company not to apply the electricity rate schedules from January 1, 2020, resulting from the provisions of the Electricity Rate Schedules Maintenance Agreement entered into by and between the Company and the Federal Government on September 19, 2019, as such agreement had lost its applicability due to the electricity rate emergency provided for in the aforementioned law, and the electricity rate schedule that had been approved by ENRE Resolution No. 104/19 dated April 30, 2019 remained in effect.

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

On March 30, 2021, the ENRE called a public hearing, with the main goal of determining a transitional rate schedule for electricity distribution until the next RTI. The president and CEO of the Company, explained the need of funds required to maintain and continue the improvement in the quality of electricity services. Additionally, he explained the financial situation of the Company, the investments that have been made to satisfy demand and the improvement in the provision of the services, and he proposed a rate schedule structure that allows better control by customers.

Furthermore, on March 31, 2021, by means of Resolution No. 78/2021, the ENRE approved the values of the Company’s electricity rate schedule, effective as from the billing relating to the reading of meters subsequent to 12:00 AM on April 1, 2021, based on the WEM’s winter seasonal programming. Such rate increase affected only GUDI customers and reflected the increase in the seasonal price passed through to rates without affecting revenues from the Company’s CPD.

Moreover, on April 30, 2021, by means of Resolution No. 107/2021, and in the context of the transitional tariff system, the ENRE authorized the application of a new electricity rate schedule, effective as from May 1, 2021, representing a 9% increase. In view of the fact that such increase did not cover the increase requested by edenor, on June 15, 2021, an administrative appeal was filed against such Resolution.

On August 10, 2021, by means of Resolutions Nos. 262 and 265/2021, the ENRE approved an increase for large users whose power consumption is equal to or greater than 300 kW, effective as from the billing relating to the reading of meters subsequent to 12:00 AM on August 1, 2021. Both resolutions were appealed to the SE by Edenor because the values of the electricity rate schedule in effect provided by the ENRE did not take into consideration ex-post adjustments, the recognition of taxes and fees, the pass-through differences arising from non-transferred increases in the seasonal price, or the pending adjustments of the Company’s CPD.

Finally, by means of Resolution No. 25/2022, the ENRE called for a public hearing to be held on February 17, 2022 to hear opinions on the following:

•	the treatment for the determination of power PRP and SPE in the WEM; and
•	the distribution companies’ proposals aimed at obtaining a transitional adjustment of rates, with such public hearing to be held within the RTI renegotiation process and prior to defining the electricity rates to be applied by concession holders.

Additionally, on February 3, 2022, by means of Resolution No. 41/2022, the ENRE approves the values of the Company’s electricity rate schedules effective as from the billing relating to the reading of meters subsequent to 12:00 AM on February 1, 2022, applying to the aforementioned period the PRP and the SPE set by SE Resolution No. 40/2022.

In the context of the transitional tariff regime, on February 25, 2022, the ENRE, through Resolution No. 76/2022 applied the new tariff schedules effective as of March 1, 2022, incorporating the new seasonal prices set forth by Resolution SE No. 105/2022 of the SE, which established an average increase for carriers of 20% and an increase in CPD of 8% for Edenor.

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

On December 27, 2018, SE Resolution 1091/17 was repealed, thus eliminating the energy-savings discount for the residential tariff charged to customers framed or not under the social tariff as from January 1, 2019. The social tariff discounts were assumed by the Governments of the Province of Buenos Aires and the City of Buenos Aires in accordance with the provisions of the 2019 Federal Budget of Expenditures and Resources Law.

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

The following table sets forth the amount of electricity generated in Argentina and our electricity purchases in each of the periods indicated.

Year	Electricity demand in Gwh(1)	Edenor demand in Gwh(2)	Edenor’s demand as % of total demand
2011	116,418	23,004	19.8%
2012	131,944	23,933	18.1%
2013	125,162	24,902	19.9%
2014	126,421	24,860	19.7%
2015	131,998	26,322	19.9%
2016	133,111	26,838	20.2%
2017	132,426	25,950	19.6%
2018	132,925	25,906	19.5%
2019	128,880	24,960	19.4%
2020	127,306	25,124	19.7%
2021	133,872	26,373	19.7%
Source: CAMMESA

(1)	Includes demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia Wholesale Electricity Market, or MEMSP).
(2)	Calculated as electricity purchased by us and our wheeling system users.

In 2021, the demand of electricity amounted to 26,373 GWh, which represented a 5% increase as compared to 2020, whereas the WEM’s demand amounted to 133,872 GWh (+5.2% interannual). The variation in Edenor’s demand was mainly due to temperature, elasticity, the price and the level of the economic activity.

We cannot assure you that the tariffs that result from the RTI or future economic, social and political developments in Argentina, over which we have no control, will not have an adverse effect on energy demand in Argentina. See “Item 3. Key Information—Risk Factors—Risks Relating to the Electricity Distribution Sector—Electricity demand may be affected by tariff increases, which could lead distribution companies, such as us, to record lower revenues.”

Capacity demand

Demand for installed capacity to deliver electricity generally increases with growth in demand for electricity. However, since the 2001 and 2002 crisis, with the exception of two thermal generation plants, no new generation plants have been built in Argentina. Despite the lack of new generation plants, the Argentine Government has implemented some economic incentives, such as those in the Plus Energy Program, which have served to increase generating capacity in existing generation plants such as Central Térmica Güemes and Central Loma de la Lata. A lack of generation capacity would place limits on our ability to grow and could lead to increased service disruptions, which could cause an increase in our fines. See “Item 3. Key Information—Risk Factors—Risks Relating to the Electricity Distribution Sector—If the demand for energy is increased suddenly, the difficulty in increasing the capacity of distribution companies in a short or medium term, could adversely affect the Company, which in turn could result in customer complaints and substantial fines for any interruptions.”

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

Framework Agreement (Shantytowns)

Since 1994, we have supplied electricity to low-income areas and shantytowns within our concession area under a special regime established pursuant to a series of framework agreements. For a discussion of these agreements and our ongoing negotiations to extend the most recent framework agreement, see “Item 4. Information on the Company—Operating Results— Edenor’s Capital expenditures (Shantytowns).”

Operating Expenses

Our most significant operating expenses are transmission and distribution expenses, which include depreciation charges, salaries and social security taxes, outsourcing, fines and penalties, and purchases of materials and supplies, among others.

We seek to maintain a flexible cost base by achieving an optimal level of outsourcing, which allows us to respond more quickly to changes in our market. We had 4,688 employees and contracts with third-party services companies that count with 5,877 employees as of December 31, 2021. See “Item 6. Directors, Senior Management and Employees—Employees.”

Our principal material and supply expenses consist of purchases of wire and transformers (i.e., electromagnetic devices used to change the voltage level of alternating-current electricity), which we use to maintain our network.

Summary of Historical Results of Operations

On May 10, 2019, Edenor and the SE, on behalf of the Federal Government, entered into the Agreement on the Regularization of Obligations, putting end to the mutual pending claims originated in the 2006-2016 transition period, pursuant to which the Company (i) waived any rights to which it could be entitled and abandoned any actions against the Federal Government, including the complaint filed by Edenor in 2013 for failure to comply with the obligations resulting from the Adjustment Agreement entered into on February 13, 2006; (ii) bound itself to settle debts for works and loans for consumption (“mutuums”) originated in the transition period; (iii) undertook to pay users certain penalty and compensation amounts related to that period; and (iv) agreed to make investments, in addition to those agreed upon in the RTI, aimed at contributing to improving the reliability and safety of the service. In return, the Federal Government partially recognized the claim duly made by the Company -referred to in (i) above-, by fully offsetting pending obligations with the WEM for electric power purchases made during the transition period, partially cancelling the mutuums for investments granted by CAMMESA also during that period and cancelling penalties payable to the National Treasury.

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

By means of the Productive Reactivation Law, regulated by Decrees No. 58 and 99/19, the Federal Executive Power declared the state of emergency in economic, financial, fiscal, administrative, pension, tariff, energy, sanitary, and social matters. Additionally, the Federal Executive Power was authorized both to maintain the electricity and natural gas rates under federal jurisdiction and to initiate either a renegotiation process of the RTI in effect or an extraordinary review, in a maximum term of 180 days, until December 31, 2020, with the aim of reducing the real burden on households, shops and industries for 2020. The provinces were invited to adhere to these policies on the maintenance of rate schedules and renegotiation or extraordinary review of rates in their jurisdictions. Said intervention was extended on December 17, 2020 by means of Decree No. 1020/20, until December 31, 2021, or until the tariff review process is concluded, whichever occurs first.

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

On March 5, 2021, by means of Resolution No. 53/2021, the ENRE called a Public Hearing to make known and listen to opinions on the distribution companies’ Transitional Tariff System, with such Public Hearing being held in the framework of the Tariff Structure Review (RTI) Process and prior to defining the electricity rates to be applied by the referred to concession holders. On March 30, edenor made a presentation at the Public Hearing to discuss the transitional tariff adjustment of the Distribution, including revenue requirements and a new tariff structure proposal to cover the public service expenses and investment needs.

Furthermore, on March 31, 2021, by means of Resolution No. 78/2021, the ENRE approved the values of the Company’s electricity rate schedule, effective as from the billing relating to the reading of meters subsequent to 12:00 AM on April 1, 2021, based on the WEM’s winter seasonal programming. Such rate increase affected only GUDI customers and reflected the increase in the seasonal price passed through to rates without affecting revenues from the Company’s CPD.

Moreover, on April 30, 2021, by means of Resolution No. 107/2021, and in the context of the transitional tariff system, the ENRE authorized the application of a new electricity rate schedule, effective as from May 1, 2021, representing a 9% increase. In view of the fact that such increase did not cover the increase requested by edenor, on June 15, 2021, an administrative appeal was filed against such resolution.

On May 11, 2021, by means of Resolution No. 408/2021, the SE approved the definitive winter seasonal programming for the WEM submitted by CAMMESA, relating to the May 1-October 31, 2021 period.

On August 10, 2021, by means of Resolutions Nos. 262 and 265/2021, the ENRE approved an increase for large users whose power consumption is equal to or greater than 300 kW, effective as from the billing relating to the reading of meters subsequent to 12:00 AM on August 1, 2021. Both resolutions were appealed to the SE by edenor because the values of the electricity rate schedule in effect provided by the ENRE did not take into consideration ex-post adjustments, the recognition of taxes and fees, the pass-through differences arising from non-transferred increases in the seasonal price, or the pending adjustments of the Company’s CPD. Moreover, neither the transitional system to supplement the required revenue, as provided for by Executive Order No. 1020/2021, nor the differences resulting from a lower than expected demand, requested by edenor, had been established. Both appeals are in process at the closing date of these annual report.

Moreover, ENRE Resolution No. 323/2021 dated September 27, 2021, set the definitive annual control fee for 2021 to be paid by the WEM’s generation, transmission and distribution agents, and provided that final payment thereof would become due during the month of October 2021.

Furthermore, on October 28, 2021, by means of Resolution No. 1029/2021, the SE approved the definitive summer seasonal programming for the WEM submitted by CAMMESA, relating to the November 1, 2021-April 30, 2022 period. Furthermore, the Power Reference Prices (PRP) and the Stabilized Price of Energy (SPE) set by SE Resolution No. 748/2021 dated August 3, 2021 are to be applied to the aforementioned period. The “Unsubsidized” PRP and SPE are set in order for distribution companies to include in the bills the related subsidy amount as a separate item.

In line with the preceding paragraph, on November 19, 2021, by means of ENRE Resolution No. 487/2021, distribution companies were instructed to determine as from November 1, 2021 the related subsidy amount, which has to be clearly identified as “Subsidy from the Federal Government” in the part of the bill that contains the information addressed to the user.

Additionally, by means of Resolution No. 491/2021, the ENRE approved the Injection Rates for User-Generators of the concession areas of distribution companies, effective from August 1, 2021.

Finally, by means of Resolution No. 25/2022, the ENRE called for a public hearing to be held on February 17, 2022 to hear opinions on the following:

•	the treatment for the determination of power PRP and SPE in the WEM; and
•	the distribution companies’ proposals aimed at obtaining a transitional adjustment of rates, with such public hearing to be held within the RTI renegotiation process and prior to defining the electricity rates to be applied by concession holders.

Additionally, on February 3, 2022, by means of Resolution No. 41/2022, the ENRE approved the values of the Company’s electricity rate schedules effective as from the billing relating to the reading of meters subsequent to 12:00 AM on February 1, 2022, applying to the aforementioned period the PRP and the SPE set by SE Resolution No. 40/2022.

In the context of the transitional tariff regime, on February 25, 2022, the ENRE, through Resolution No. 76/2022 applied the new tariff schedules effective as of March 1, 2022, incorporating the new seasonal prices set forth by Resolution SE No. 105 of the SE, which established an average increase for carriers of 20% and an increase in CPD of 8% for Edenor.

The main consequence of the lack of recognition of additional revenue to face increasing costs as described in the preceding sections has been Edenor’s inability to comply, in due time and in proper form, with payments to CAMMESA for energy purchases in the WEM. Argentina’s National Congress, recognizing this situation, approved within the FY2021 National Government Budget the offsetting of such debts through “Special system for the settlement of debts” with CAMMESA set forth in Section 87 of Law 27,591.

In this regard, by means of Executive Order No. 990/20, the 2021 Budget Law was partially approved. In its Section 87, the law provides for a system for the settlement of debts with CAMMESA and/or the WEM accumulated by electricity distribution companies as of September 30, 2020, whether on account of the consumption of energy, power, interest and/or penalties, in accordance with the conditions to be set out by the regulatory authority, which may provide for credits equivalent to up to five times the monthly average bill or to 66% of the existing debt, whereas the remaining debt is to be paid in up to sixty monthly installments, with a grace period of up to six months, and at the rate in effect in the WEM, reduced by 50%.

Consequently, by means of Resolution No. 40/2021, the SE established the “Special System for the Regularization of Payment Obligations” of electricity distribution companies that are agents of the WEM for the debts held with CAMMESA and/or the WEM whether on account of the consumption of energy, power, interest and/or penalties, accumulated as of September 30, 2020. It also set a “Special System of Credits” for those electricity distribution companies that are agents of the WEM and have no debts with CAMMESA and/or the WEM or whose debts are regarded as being within reasonable values vis-à-vis their levels of transactions as of September 30, 2020.

Subsequently, the SE determined that it was suitable to establish as indicators for purposes of calculating the credits to be recognized, the maintenance of the electricity rate schedules throughout the year 2020, the policies implemented by each distribution company that is an agent of the WEM aimed at satisfying the demand, the effect of the application of the provisions of Executive Order No. 311 dated March 24, 2020, as amended and supplemented, as well as the investment commitments on energy efficiency, technology applied to the provision of the service and/or energy infrastructure works that imply an improvement in the quality of the service provided to users. Therefore, the SE issued Resolution No. 371/2021, which supplements Resolution No. 40/2021.

More recently, on February 22, 2022, by means of Executive Order No. 88/2022, the Executive Power extended until December 31, 2022 the “Special System for the Regularization of Payment Obligations” provided for in section 87 of Law 27,591 (see “Item 3. Key Information—Risk Factors—Risks Relating to the Electricity Distribution Sector—There is uncertainty as to what other measures the Argentine Government may adopt in connection with tariffs on public services and their impact on the Argentine economy”).

The following table provides a summary of our operations for the years ended December 31, 2021, 2020 and 2019.

Statement of comprehensive income (loss)

	2021	2020	2019
	Ps.	Ps.	Ps.
Revenue (1)	113,500	137,782	184,739
Electric power purchases	(69,800)	(87,408)	(117,160)
Subtotal	43,700	50,374	67,579
Transmission and distribution expenses	(29,112)	(29,974)	(33,164)
Gross margin	14,588	20,400	34,415

Selling expenses	(11,495)	(16,362)	(15,099)
Administrative expenses	(7,447)	(8,075)	(7,881)
Other operating income	4,842	3,635	3,567
Other operating expense	(4,887)	(3,399)	(5,249)
Impairment of property, plant and equipment	-	(26,248)	-
Gain from interest in joint ventures	2	-	3
Operating (loss) profit	(4,397)	(30,049)	9,756

Agreement on the Regularization of Obligations	-	-	35,111

Financial income	65	83	118
Finance costs	(26,961)	(13,996)	(13,889)
Other finance costs	1,741	(2,852)	(7,236)
Net finance costs	(25,155)	(16,765)	(21,007)

Monetary gain (RECPAM)	23,844	14,734	22,987

(Loss) Profit before taxes	(5,708)	(32,080)	46,847

Income tax	(15,636)	5,376	(21,924)

(Loss) Profit for the year	(21,344)	(26,704)	24,923

(Loss) Profit for the year attributable to:
Owners of the Company	(21,344)	(26,704)	24,923
(Loss) Profit for the year	(21,344)	(26,704)	24,923

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Results related to benefit plans	200	164	(15)
Tax effect of actuarial results on benefit plans	(70)	(49)	5
Total other comprehensive results	130	115	(10)

Comprehensive (loss) income for the year attributable to:
Owners of the parent	(21,214)	(26,589)	24,913
Comprehensive (loss) profit for the year	(21,214)	(26,589)	24,913

Basic and diluted (loss) profit per share:
(Loss) earnings per share (argentine pesos per share)	(24.4)	(30.5)	28.5

Basic and diluted (loss) profit per ADS (2):
(Loss) earnings per ADS (argentine pesos per ADS)	(487.8)	(610.4)	569.8

(1)	Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year.
(2)	Each ADS represents 20 Class B common shares.
133

Year Ended December 31, 2021 compared with Year Ended December 31, 2020.

Revenue from sales

Revenue from sales decreased by 18%, to Ps.113,500 million for the year ended December 31, 2021, from Ps.137,782 million for the year ended December 31, 2020, mainly due to the insufficient tariff increase established by the executive power, partially offset by an increase in energy demand of 5% in GWh.

Electric Power Purchases

The amount of electric power purchases decreased by 20%, to Ps.69,800 million for the year ended December 31, 2021, from Ps.87,408 million for the year ended December 31, 2020. This decrease was mainly due to the effect in purchase prices of the hyper-inflationary economy in Argentina (tariff increases lower than inflation). The energy demand had an increase of 5% in GWh and energy losses a decrease of around 10%, in each case, as compared to 2020.

Our volume of electric power purchases for the year ended December 31, 2021 amounted to 26,373 GWh, which represented a 5% increase in demand as compared to 2020.

Energy losses slightly decreased to 17.6% for the year ended December 31, 2021, compared to 19.6% for the year ended December 31, 2020 due to the inspections and energy recovery actions carried out by the Company. For more information, see “Item 5. Operating and Financial Review and Prospects— Operating Results—Tariffs—Recognition of Cost of Energy Losses”.

Transmission and Distribution Expenses

Transmission and distribution expenses slightly decreased by 3% to Ps.29,112 million for the year ended December 31, 2021, compared to Ps.29,974 million for the year ended December 31, 2020. This decrease was mainly due to the decrease in depreciation of property, plant and equipment due to the impairment loss recorded in 2020; and supplies consumption; partially offset by an increase in ENRE penalties due to the application of the new admissible gaps agreed in the RTI.

As a percentage of revenue from sales, transmission and distribution expenses increased to 25.6% for the year ended December 31, 2021, from 21.9% for the year ended December 31, 2020, due to the increase in costs because of inflation, as well as the freeze on electricity rates.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated.

	Year ended December 31,
	2021		% of 2021	2020		% of 2020
			net sales			net sales
Salaries and social security taxes	11,292	38.8%	9.9%	11,703	39.0%	8.5%
Supplies consumption	2,264	7.8%	2.0%	2,834	9.5%	2.1%
Fees and remuneration for services	5,832	20.0%	5.1%	5,885	19.6%	4.3%
Depreciation of property, plant and equipment	7,159	24.6%	6.3%	7,720	25.7%	5.6%
ENRE penalties	1,207	4.1%	1.1%	499	1.7%	0.4%
Others	1,358	4.7%	1.2%	1,333	4.5%	1.0%
Total	29,112	100%	25.6%	29,974	100%	21.9%

Gross profit

Our gross profit, including transmission and distribution expenses, decreased to Ps.14,588 million for the year ended December 31, 2021, from Ps.20,400 million for the year ended December 31, 2020. This decrease was mainly attributable to the freeze of electricity rates, the increase in operating costs necessary to maintain the level of service and the inflationary state of the Argentine economy.

Selling Expenses

Our selling expenses are related to user services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses decreased by 30% to Ps.11,495 million for the year ended December 31, 2021, from Ps.16,362 million for the year ended December 31, 2020. This decrease of Ps.4,867 million was mainly due to a decrease in allowance for impairment of trade receivables, since fiscal year 2020 was affected by the uncertainty caused by the COVID-19 pandemic.

Selling expenses represented 10% and 11.9% of net sales in the years ended December 31, 2021 and 2020, respectively, due to the decrease in selling expenses in 2021, as described in the previous paragraph.

The following table sets forth the principal components of our selling expenses for the years indicated.

	Year ended December 31,
	2021		% of 2021	2020		% of 2020
			net sales			net sales
Salaries and social security taxes	1,797	15.6%	1.6%	1,942	12%	1.4%
Allowance for the impairment of trade and other receivables	1,962	17.1%	1.7%	6,311	38.6%	4.6%
Depreciation of property, plant and equipment	1,067	9.3%	0.9%	1,148	7.0%	0.8%
Fees and remuneration for services	3,105	27.0%	2.7%	3,275	20.0%	2.4%
ENRE penalties	838	7.3%	0.7%	550	3.4%	0.4%
Taxes and charges	1,751	15.2%	1.5%	2,193	13.3%	1.6%
Others	975	8.4%	0.9%	943	5.8%	0.7%
Total	11,495	100%	10.0%	16,362	100%	11.9%

Administrative Expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation third-party services and taxes.

Administrative expenses decreased by 8%, to Ps.7,447 million for the year ended December 31, 2021, from Ps.8,075 million for the year ended December 31, 2020. This decrease was mainly due to a decrease in salaries and social security taxes due to the fact that the increase in salaries and contributions to social security were less than the increase in inflation.

As a percentage of revenue from sales, administrative expenses increased to 6.6% for the year ended December 31, 2021, from 5.9% for the year ended December 31, 2020, due to the freeze on electricity rates.

The following are the principal components of our administrative expenses for the years indicated.

	Year ended December 31,
	2021		% of 2021	2020		% of 2020
			net sales			net sales
Salaries and social security taxes	2,553	34.3%	2.2%	3,428	42.5%	2.5%
Leases and insurance	511	6.9%	0.5%	475	5.9%	0.3%
Fees and remuneration for services	2,588	34.8%	2.3%	2,320	28.7%	1.7%
Depreciation of right-of-use asset	320	4.3%	0.3%	333	4.1%	0.2%
Depreciation of property, plants and equipments	875	11.8%	0.8%	944	11.7%	0.7%
Supplies consumption	212	2.8%	0.2%	223	2.8%	0.2%
Others	388	5.1%	0.3%	352	4.3%	0.3%
Total	7,447	100%	6.6%	8,075	100%	5.9%

Other operating (expenses) income

Other operating (expenses) income include provision for contingencies and debit and credit tax. Other operating (expenses) income, including impairment of property, plant and equipment, decreased from a net loss of Ps.26,012 million for the year ended December 31, 2020, to a net loss of Ps.45 million for the year ended December 31, 2021. The decrease was mainly due to the impairment of property, plant and equipment recorded in the year 2020. Without considering the impairment of property, plant and equipment, other operating (expense) income would amount to Ps.236 million income for 2020, showing an increase in the net loss of Ps.281 million, due to the increase in the provision for contingencies and in retirement bonuses.

Operating Loss

Our operating loss decreased from Ps.30,049 million for the year ended December 31, 2020 to Ps.4,397 million for the year ended December 31, 2021, mainly due to the impairment loss of property, plant and equipment recorded in fiscal year 2020. Without considering the impairment of property, plant and equipment, other operating loss would amount to Ps.3.801 million for 2020, showing an increase in losses of Ps.596 million, mainly due to de decrease in revenue as a result of the freeze on rates in greater amount than the decrease in expenses.

Net Finance Costs

Net finance costs totaled Ps.25,155 million for the year ended December 31, 2021, compared to Ps.16,765 million for the year ended December 31, 2020. This increase in the net loss is mainly due to the increase of Ps. 13,194 million in commercial interests due to the debt that Edenor maintains with CAMMESA as a result of the tariff arrears and the financial difficulties to meet operating costs, which were partially offset by a decrease in exchange differences of Ps. 4,682 million and results from changes in the fair value of financial assets.

Income Tax

Our income tax showed a loss of Ps.15,636 million in the year ended December 31, 2021, compared to a gain of Ps.5,376 million for the year ended December 31, 2020, mainly due to the adjustment of the deferred tax liability of property, plant and equipment of Ps. 19,286 in the deferred tax loss, due to the change in income tax rates from an average rate between 25% and 27% to one of 35% and also due to the impact in fiscal year 2021 of the tax inflation adjustment which represents an increase of Ps. 1,726 in the current tax expense.

Loss for the year

We recorded a loss of Ps.21,344 million for the year ended December 31, 2021, compared to a loss of Ps.26,704 million for the year ended December 31, 2020, mainly due to the impairment of property, plant and equipment recorded in 2020, which was partially offset by the increase in commercial interests due to the debt that Edenor maintains with CAMMESA and by the change in income tax rates with direct impact in the deferred tax loss.

For information about prior year discussion, please see our Annual Report as of December 31, 2020.

Liquidity and capital resources

Sources and Uses of Funds

In 2021, the Company’s financial situation was significantly affected by the continued freeze on electricity rates, coupled with the high levels of inflation experienced over the past four years. Additionally, this situation was exacerbated by the effects of the COVID-19 pandemic, which has had a severe social, economic and financial impact. Most of the world’s countries, including Argentina, however, implemented exceptional actions, which had an immediate effect on their economies, as rapidly evidenced by the falls recorded in production and activity indicators. The governments’ immediate response to these events was the implementation of tax benefits to sustain their citizens’ income and thereby reduce the risk of a breakdown in the chain of payments, with the aim of avoiding an economic and financial crisis.

In the last few fiscal years, the Company recorded negative working capital and operating losses. This situation was due mainly to the suspension of the electricity rate adjustment since February 2019, in spite of the constant increase of the operating costs and the investments necessary, both for the operation of the network and for maintaining the quality of the service, in an inflationary context in which the Argentine economy has been since mid-2018.

Additionally, this situation was exacerbated by the effects of the COVID-19 pandemic, which has had a severe social, economic and financial impact. Most of the world’s countries implemented exceptional actions, which had an immediate effect on their economies, as rapidly evidenced by the falls recorded in production and activity indicators. The governments’ immediate response to these consequences was the implementation of tax aids to sustain their citizens’ income and thereby reduce the risk of a breakdown in the chain of payments, with the aim of avoiding an economic and financial crisis.

With regard to the Company, in 2021 and the first months of the year 2022, the values of the electricity rate schedules suffered changes that, except for the provisions of ENRE Resolutions No. 107/2021 and 76/2022 dated April 30, 2021 and February 25, 2022, respectively, implied only the passing through of the seasonal prices and not an improvement of revenues from the Company’s CPD, which are still insufficient to cover our economic and financial needs in a context of growing annual inflation, with the annual rate surpassing 50%. Nevertheless, and in spite of the aforementioned context with constant increases in operating costs, the investments necessary, both for the operation of the network and for maintaining and even improving the quality of the service, have been made.

Although in 2021 the economic activity showed a recovery after the effect caused by the COVID-19 pandemic throughout 2020, the country’s macroeconomic situation with the increase in the rate of inflation, the widening of the gap between the official dollar exchange rate and the dollar exchange rate quoted in the informal market, and the consequences of the agreement with the IMF make it difficult to envisage a clear-cut trend of the economy in the short term.

This complex and vulnerable economic context was aggravated by the currency restrictions imposed by the BCRA pursuant to which the BCRA’s prior authorization is required for certain transactions, such as the Company’s transactions associated with the payment of imports of goods that are necessary for the provision of the service, and the payments to service the financial debt. These currency restrictions, or those to be implemented in the future, could affect the Company’s ability to access the MLC in order to acquire the foreign currency necessary to face its operating and financial obligations.

As a consequence, the Company witnessed an even greater deterioration of the economic and financial equation due to the tariff freeze, the impossibility of taking legal action to enforce payment of debts for electricity consumed but not paid, and the increase in costs on the Company’s operating structure and supplies. Therefore, it became necessary to partially postpone payments to CAMMESA for energy purchased in the WEM as from the maturities taking place in March 2020, payment obligations which have been partially regularized, but as of December 31, 2021, we accumulate a past due principal balance of Ps. 26,259 million, plus interest and charges for Ps. 23,880 million.

However, in general terms, the quality of the electricity distribution service has been significantly improved, both in duration and frequency of power cuts. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the demand, the Company is analyzing different measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact on the sources of employment, the execution of the investment plan, and the carrying out of the essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and safety.

Accordingly, the Board of Directors understands that a material uncertainty exists that may cast significant doubt about Edenor’s ability to continue as a going concern, which may result in the Company’s being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, these financial statements have been prepared assuming that the Company will continue to operate as a going concern and do not include the adjustments or reclassifications that might result from the outcome of these uncertainties, inasmuch as the Company has historically been provided with transitional solutions that have made it possible to partially restore the economic and financial equation and ensure the operation of the distribution networks.

Our principal uses of cash are expected to be operating costs, the servicing of our financial debt and our investment plan. We are subject to limitations on our ability to incur new debt under the terms of our debt instruments so we cannot assure that we will be able to obtain additional financing on acceptable terms (see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt”). As of December 31, 2021 and 2020, our cash and cash equivalents amounted to Ps.3,172 million and Ps.6,582 million, respectively. We generally invest our cash in a range of instruments, including sovereign debt, corporate debt securities and other securities. The table below reflects our cash and cash equivalents position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	Year ended December 31
	2021	2020	2019
Cash and cash equivalents at beginning of year	6,582	6,572	66
Net cash flows provided by operating activities	21,348	26,149	20,863
Net cash flows used in investing activities (*)	(25,544)	(18,241)	(4,222)
Net cash flows (used in) generated by financing activities	(1,438)	(9,284)	(10,418)
Result from exposure to inflation (*)	(4)	1	(5)
Exchange differences in cash and cash equivalents (*)	2,228	1,385	288
Cash and cash equivalents at the end of year (*)	3,172	6,582	6,572

(*)The figures presented in this statement of cash flows as of December 31, 2020 and 2019 have been revised. Based on their nature, certain amounts that were previously disclosed as financial assets at fair value through profit or loss were reclassified to cash equivalents. The impact of these changes is considered non-material.

Net Cash flows provided by operating activities

Net cash flows provided by operating activities decreased by 18% to Ps.21,348 million in the year ended December 31, 2021, from Ps.26,149 million in the year ended December 31, 2020.

The levels of the cash flows provided by operating activities have remained without significant variations compared to the previous year, due to the fact that were no material economic events that have implied substantial changes in the operation from which the company obtains its cash flows.

Changes in net cash flows provided by operating activities were primarily due to a decrease of Ps.1,829 million in tax liabilities and a decrease in deferred revenue of Ps. 1,630 million.

Net cash flows provided by operating activities decreased by 25% to Ps.26,149 million in the year ended December 31, 2020, from Ps. 20,863 million in the year ended December 31, 2019.

In 2020, changes in net cash flows provided by operating activities were also primarily due to the fact that the Company had to partially postpone payments to CAMMESA for energy purchased in the WEM, which means an increase of Ps.12,721 in trade payables, partially offset by a decrease of Ps. 2,160 million in tax liabilities and an increase of Ps. 2,296 million in other receivables.

Net Cash flows used in investing activities

Net cash flows used in investing activities increased by 40% to Ps.25,544 million in the year ended December 31, 2021, compared to Ps.18,241 million in the year ended December 31, 2020.

Changes in net cash flows used in investing activities in 2021 were primarily due to a increase in purchases of mutual funds and government bonds of Ps. 6.827 million.

Net cash flows used in investing activities increased by 332% from Ps.4,222 million in the year ended December 31, 2019, compared to Ps.18,241 million in the year ended December 31, 2020.

Changes in net cash flows used in investing activities in 2020 were primarily due to a decrease in net collections resulting from the sales of mutual funds and government bonds of Ps.15,249 million, which was partially offset by the acquisition of property, plant and equipment, for Ps.14,858 million in 2020, compared to Ps.19,245 million in 2019.

Net Cash flows used in financing activities

Net cash flows used in financing activities decreased to Ps.1,438 million in the year ended December 31, 2021, compared to Ps.9,283 million in the year ended December 31, 2020, mainly due to a decrease in the repayment of corporate notes.

Net cash flows used in financing activities decreased to Ps.9,283 million in the year ended December 31, 2020, compared to Ps.10,418 million in the year ended December 31, 2019, mainly due to a decrease in payment of loans received from the Industrial and Commercial Bank of China Dubai (ICBC).

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

Our capital expenditures consist of net cash used in investing activities during a specified period plus supplies purchased in prior periods and used in such specified period. The following table sets forth our actual capital expenditures:

	Year ended December 31,
	2021	2020
	(Figures in millions)
HV Network structure	2,740	5,980
MV Network structure	1,388	1,850
LV Network structure	2,664	3,083
Network improvements	6,765	4,469
Buildings, software, furniture, tools and equipment	2,689	1,322
Total	16,246	16,704

In 2021, in accordance with our capital expenditure program, we invested Ps.16,246 million in constant currency, a substantial portion of which was applied to increasing the capacity of our grid in line with the growth of our user base over the last years. In addition, we made investments in order to meet our quality standards. To secure these investments, various protocols have been implemented as a result of the impact of COVID-19.

With the aim of satisfying demand, improving service quality and reducing non-technical losses, most of our investments were allocated to increasing capacity, installing remote control equipment in the medium voltage network, connecting new supplies and installing self-managed energy meters. All investments we made prioritizing the protection of the environment and public safety.

In the context of a RTI process, we submitted our investment plan for the following five-year period (2017-2022). In the last years we made investments aimed at improving both the electricity network’s capacity and the operation in order to comply with the investment plan agreed upon with the ENRE.

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

On July 16, 2021, we launched a consent solicitation from holders of the 2022 Notes to waive compliance with Section 10.3 of the Indenture (requiring us to offer to repurchase any and all of the 2022 Notes) in connection with the Acquisition. The consent solicitation was successfully consummated on June 30, 2021

From time to time, Edenor has repurchased Senior Notes due 2022 at market prices. As of December 31, 2021, our outstanding debt under the Senior Notes due 2022 amounted to U.S.$98 million. The Senior Notes due 2022 are currently rate “Caa3” by Moody’s, on a global scale.

Long term loan by the Industrial and Commercial Bank of China (ICBC) Dubai Branch

On October 11, 2017, we obtained a loan from the Industrial and Commercial Bank of China (ICBC) Dubai Branch in the amount of U.S.$50 million and for a term of 36 months. Proceeds were allocated to the financing of our working capital and investment plan and allowed us to partially offset the impact of the deferral of revenues generated by the staggered recognition of CPD pursuant to ENRE Resolution No. 63/17, as determined by a RTI process. This loan consisted of permitted indebtedness under the Senior Notes due 2022.

As of December 31, 2021 and 2020, this loan was fully repaid.

Derivatives Contracts

Management of derivative financial instruments

In 2020 and 2019, with the aim of hedging the currency risk associated with the payment of the next interest coupon of our and Senior Notes due 2022 we entered into futures contracts to buy U.S. Dollars.

As of December 31, 2020 and 2019, the economic impact of the transactions carried out in those fiscal years resulted in losses of Ps.116,7 million and Ps.432,9 million, respectively, which are recorded in the “Other finance costs” account of the Statement of Comprehensive (Loss) Income.

In 2021, Edenor did not enter into derivative financial instruments.

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

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2021.

CONTRACTUAL OBLIGATIONS

Technical assistance fees

Corresponds to the technical advice on financial affairs that Edelcos (see “Item 7. Major Shareholders and Related Party Transactions”) has provided to the Company since July 1, 2021. For this service, the Company pays Edelcos either an annual amount of Ps.1,766 million or the amount equivalent to 1.75% of annual gross billing, whichever results in the higher amount, plus the associated value added tax. It expires in December 2026, but may be extended if so agreed by the parties hereto.

Fines and penalties

Pursuant to caption C of Section 37 of the Concession Agreement, the grantor of the concession may, without prejudice to other rights to which it is entitled thereunder, foreclose on the collateral granted by the Company when the cumulative value of the penalties imposed in the previous one-year period exceeds 20% of its annual billing, net of taxes and rates.

As of December 31, 2021, total accrued fines and penalties imposed on us amounted to Ps.12,927 million, of which Ps.12,779 million (including accrued interest) corresponded to penalties accrued but not yet imposed on us and Ps.148 million (including accrued interest) correspond to penalties imposed on us but not yet paid.

Corporate Notes programs

The relevant information of our corporate notes program is detailed below (debt issued in U.S. Dollars):

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	At 12.31.20	Debt repurchase	Debt structure at 12.31.21	At 12.31.21
Fixed Rate Par Note	9	9.75	2022	98	-	98	10,067
Total				98	-	98	10,067

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.19	Debt repurchase	Debt structure at 12.31.20	At 12.31.20
Fixed Rate Par Note	9	9.75	2022	137	(39)	98	12,465
Total				137	(39)	98	12,465

(1)	Net of issuance expenses.

Item 6.	Directors, Senior Management and Employees

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

The Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2021 appointed the members and alternate members of the Board of Directors for fiscal year 2021. However, as a result of the change in control of Edenor, on August 10, 2021, the Ordinary Shareholders' Meeting reappointed the members of the Board of Directors elected by the Class A shareholders.

Name	Position	Year of appointment (class electing director)
Bleasdale Neil Arthur	Chairman	2021 (Class A)
Macek Esteban Gabriel*	Director	2021 (Class A)
Mallo Huergo Ricardo Nicolás	Director	2021 (Class A)
Vila Eduardo Marcelo	Director	2021 (Class A)
Volosin Edgardo Alberto	Director	2021 (Class A)
Zin Federico Claudio*	Director	2021 (Class A)
Lucero Mariano Cruz*	Director	2021 (Class A)
Ferrera Hernán*	Director	2021 (Class B/C)
Bernal Federico*	Director	2021 (Class B/C)
Fraschina Juan Santiago*	Director	2021 (Class B/C)
Navarro Benjamín Andrés*	Director	2021 (Class B/C)
Ramírez Maximiliano *	Director	2021 (Class B/C)
Quevedo Victor Hugo	Alternate Director	2021 (Class A)
Cuneo Libarona Mariano	Alternate Director	2021 (Class A)
Pino Diego Hernán	Alternate Director	2021 (Class A)
Álvarez Sebastián	Alternate Director	2021 (Class A)
Grieco María Teresa*	Alternate Director	2021 (Class A)
Maletta Mirta Silvia*	Alternate Director	2021 (Class A)
Mazer Pedro Iván*	Alternate Director	2021 (Class A)
Grosso María Josefina*	Alternate Director	2021 (Class B/C)
Juárez Emilse Alejandra*	Alternate Director	2021 (Class B/C)
Carmona Facundo*	Alternate Director	2021 (Class B/C)

* Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

In addition, the list of Directors who held their positions during the year 2021 and have resigned after the change in control of Edenor are the following.

Name	Position	Year of appointment (class electing director)
María Carolina Sigwald (1)	Director	2021 (Class A)
Diego Martin Salaverri (1)	Director	2021 (Class A)
Maria José Wuille Bille* (1)	Director	2021 (Class A)
Carlos Perez Bello * (1)	Director	2021 (Class A)
Germán Wetzler Malbrán (1)	Director	2021 (Class A)
Victoria Hitce (1)	Director	2021 (Class A)
Iglesias Carlos Alberto* (1)	Director	2021 (Class A)
Leandro Montero (1)	Alternate Director	2021 (Class A)
Daniel Flaks (1)	Alternate Director	2021 (Class A)
Eduardo Abel Maggi (1)	Alternate Director	2021 (Class A)
Gerardo Ruben Tabakman (1)	Alternate Director	2021 (Class A)
Mariana de la Fuente (1)	Alternate Director	2021 (Class A)
Gerardo Carlos Paz (1)	Alternate Director	2021 (Class A)
Mauricio Penta (1)	Alternate Director	2021 (Class A)
Lopez Osornio Santiago*(2)	Director	2021 (Class B/C)
Diego Leandro Rozengardt *(3)	Alternate Director	2021 (Class B/C)

* Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

(1) Position held until June 30, 2021

(2) Position held until August 22, 2021

(3) Position held until December 16, 2021

The following is a brief description of our current directors’ and alternate directors’ background, experience and principal business activities:

Neil Arthur Bleasdale was born on April 28 1956, studied at the University of Leeds in England, and has worked in Uruguay, Argentina, Peru, Brazil and the Netherlands during the last 42 years. In 2006, he began his career in the electricity distribution sector as director of Empresa Distribuidora de Electricidad de Mendoza S.A. (“EDEMSA”) and, from March 2008 to June 2021, he served as president and general director of such company.

Esteban Gabriel Macek was born on November 8, 1960 and obtained his degree as CPA at the University of Buenos Aires (“UBA”). He is the chairman of Fiduciaria Internacional Argentina S.A. and member of the board of directors at Inmobiliaria Madero S.A. He is also member of the supervisory committees of Prisma Medios de Pago S.A. He has a wide professional experience assisting domestic and international companies, and many years of experience as member of the board of directors and leading the audit comitte of Telecom Argentina S.A.

Ricardo Nicolás Mallo Huergo was born on December 26, 1969, and has specialized in the different stages of the oil & gas sector (exploration, development and exploitation). He graduated from the Universidad Católica Argentina as a lawyer and obtained a Master of Laws (LL.M.) with honors from Northwestern University School of Law, Chicago, in 1999. He is currently a member of the board of directors of Phoenix Global Resources Plc (Ticker: AIM: PGR), and has been a director of Ketsal S.A., Kilwer S.A., Integra Oil & Gas S.A.S. and Grecoil S.A., among other local and foreign companies. Within his specialization, he has advised local and foreign companies on corporate matters, mergers, acquisitions, privatizations and financing, public and private tenders, share offer mechanisms, acquisitions with leverage and other restructuring transactions, strategic investments and joint ventures, operations venture capital and project financing, and advice on structuring transactions.

Eduardo Marcelo Vila was born on October 23, 1964 and graduated as a lawyer and public notary at the University of Mendoza. He has extensive experience in business consulting, mainly in regulated activities and in those subject to government control, such as media and companies that provide public services, especially in the electricity sector. For 20 years, he has been the director of the legal affairs department of Grupo América, one of the main multimedia companies in Argentina, where he has been in charge of all the legal issues related to the group in Argentina and abroad, and obtained vast experience in the communication services and information technology sectors, as well as in various companies related to real estate development, technology startup, fintech and family office activities. Also, as a member of the board of directors of some of the companies of the group, he has participated in local and international debt restructurings, acquisitions and sales of stock packages, mergers, and corporate and business restructuring processes. Likewise, he has advised Empresa Distribuidora de Electricidad de Mendoza S.A. (EDEMSA), the main electric power distribution company in the province of Mendoza.

Edgardo Alberto Volosin was born on May 18 1953 and is a lawyer. Between 1987 and 1990, he served as the manager of human resources and legal affairs departments of the industrial companies of the Perez Companc Group. Between 1990 and 1992, he served as the director of human resources department at Telecom Argentina. Between 2002 and 2015, he worked at Edenor as director of the human resources and legal affairs department, then as director of the corporate affairs department, and finally as CEO of the company. Between 2016 and 2018, he served as the director of the public services area of the Province of Buenos Aires.

Federico Claudio Zin was born on October 2, 1979. He earned a CPA degree from the Universidad Católica Argentina and a certified capital market advisor. He has extensive experience in finance, structured debt, and in reporting and relations with public entities. He previously served as Adeco Agro’s finance manager for Argentina and Uruguay and as director of the M&A department at Global Acquisition Land Opportunities Fund. In the public sector, he served as Undersecretary of SMEs and Entrepreneurs at the Ministry of Production of the Province of Buenos Aires, and as chief of staff of the Secretary General of Government and director of investments at the GLOBA agency for the Secretary General of the Province of Buenos Aires. Since 2019, he has serves as director of restructuring and debt & corporate finance areas at Zeta Consultoría.

Mariano Cruz Lucero was born on August 8, 1960. He is a lawyer with a masters in business law from the University of Buenos Aires and an MBA from IAE (Austral University). He has an extensive career as a lawyer. He worked for Unilever Argentina and Video Cable Comunicación, was a partner with Marval, O’Farrel & Mairal the law firm, and CEO of Supercanal Holding. He is currently a partner at the Bissoni & Carcavallo law firm and consultants.

Juan Santiago Fraschina was born on January 14, 1977. He is an economistand graduated from the University of Buenos Aires. He has a Master's degree in Economic Sociology from UNSAM and a Master's degree in Economic History and Economic Policies from UBA. He has served as coordinator of Proximity Commerce of the Secretariat of Commerce, and was Vice Superintendent of Insurance of the Nation. He is a professor at the University of Buenos Aires, the National University of Lomas de Zamora and the University of Morón. He is currently General Secretary of Anses, and he is a member of the Board of Directors of Pampa Energía, and Ternium Argentina, as well as Edenor.

Federico Bernal was born in June, 1974. He has a degree in biochemistry and biotechnology from UBA. He specializes in Industrial Microbiology. He has extensive experience in energy matters, and he is also author of books and publications on this subject. He is currently the comptroller of the Ente Nacional Regulador del Gas. He is also a member of the Board of Directors of the following companies: Transener S.A, Edesa Holding S.A., Edesal Holding S.A.

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

Benjamin Navarro was born in December, 1978. He has a degree in Economics from the University of Buenos Aires. He has worked in the energy and insurance sectors. He has more than 10 years of experience in different areas and government roles, including the role of senior analyst in the Energy Secretariat and in the Secretariat of Economic Policy. He was in charge of the statistics management of the Superintendence of Insurance of the Nation. He was deputy general manager of Emprendimientos Energéticos Binacionales S.A. He is currently Director of corporate affairs management of the Guarantee and Sustainability Fund, and he is also alternate director of the companies Distribuidora Gas Cuyana, Naturgy Ban, as well as of Edenor. He has also been a university professor.

Maximiliano Ramírez was born in July 1981 and has a degree in Economics from the National University of La Plata,where he also completed an MBA with a specialization in Capital Markets and obtained a master's degree in Economics. In addition, he has a diploma in Risk Management and Basel III from the University of San Andrés. He has extensive professional experience in the public sector where, prior to his appointment as Undersecretary of Macroeconomic Programming, he served as advisor to the presidency at the Banco de la Provincia de Buenos Aires and as an economic and financial analyst at the Ministry of Economy. In the academic field, he stood out as a researcher at the Institute for Research in Economic Sciences of the Universidad del Salvador, where he specialized in the analysis and prospects of the world economy and Argentina. He also teaches in different private and public universities in Argentina.

Victor Hugo Quevedo was born on April 1, 1963. He is a lawyer graduated from the University of Buenos Aires. He obtained an LL.M. (Master of Laws) at the London School of Economics and Political Sciences, University of London, and a PGDip.GB (Postgraduate Diploma in Global Business) at Said Business School, University of Oxford. He has studied international financial law at Queen Mary & Westfield College, University of London, and energy law at the Center for Petroleum and Mineral Law and Policy, University of Dundee. He worked as a lawyer at Borns & Salas, Muñoz de Toro & Quevedo, and Klein & Franco law firms. He is currently partner at the Quevedo Abogados law firm. He was an arbitrator in local arbitrations and served on numerous boards of directors and supervisory commissions in the country and abroad. He served in public service as a lawyer for the Presidency’s Legal and Technical Secretariat and General Director of Organization, Secretariat of Public Function. He also served as an advisor for the Secretariat of Public Function, for the National Prosecutor for Administrative Investigations and for the Secretariat of Energy. In the academic field, he was a professor of financial law in the Master of Business Law at the University of San Andrés and professor of international financial operations at ESEADE (Higher School of Economics and Administration) and the University of Palermo.

Mariano Cuneo Libarona was born on June 8, 1961. He graduated from the Law School at the University of the Argentine Social Museum. He has a master’s degree in criminal law from the Austral University and a specialization in criminal procedure law from the University of the Argentine Social Museum. He worked in the Judicial Power and, since 1989, has practiced his legal profession independently. He is a member of the Cúneo Libarona law firm. He also worked for various magazines and television programs, most recently as legal advisor for Forbes Argentina magazine and as a panelist in the Animales Sueltos program, broadcast by América. He worked as a teacher at various universities such as the University of Buenos Aires and the University of Belgrano, among others. He also served as a lawyer and advisor to various sports institutions.

Diego Hernán Pino was born on August 16, 1969. He has a degree in Business Administration from the Marine Merchant University, with an MBA from the Argentine Catholic University. He has been a member of the board of directors of Transclor S.A. (“Transclor”) since 2005. He held different executive positions, in finance, production and commercial areas, including the position of CEO. He is currently a shareholder and holds the presidency of the company. Before joining Transclor, he was the president at Boro Norte, a company dedicated to the production and commercialization of hydrochloric acid.

Sebastián Álvarez was born on June 20, 1965. He is a public accountant, graduated from the University of Buenos Aires. He has been a member of the board of directors of Transclor S.A. since 2005. Prior to joining Transclor, he worked in the tax department of Canale food company. Later, he went to Gustavo Leers company, covering roles in the administrative and foreign trade areas. Also, he worked at Frigorífico Ramallo as administrative manager, and later as partner of a consulting and tax law firm. Since 2001, he has worked at the Issuer Company in different management roles.

María Teresa Grieco has a degree in Economics from the University of Buenos Aires, a Master in Economics and Industrial Development with a Specialization in SMEs at the National University of General Sarmiento, and a Master in Journalism at the Universidad Torcuato Di Tella - Diario La Nación. She has worked at the Secretariat for Economic Policy (Undersecretary for Microeconomic Programming) of the Ministry of the Economy. With more than 15 years of experience, she has specialized in productive development and public policies for industrial and service sectors, with experience in leading work teams and coordinating projects for the analysis of industrial and service sectors and their value chains and senior consultant of the program of sector tables of the Ministry of Production and Labor, a public-private coordination space for the consensus of work agendas aimed at improving the competitiveness and internationalization of the different productive sectors. She is currently part of the Edenor’s board of directors.

Mirta Silvia Maletta was born in March, 1959. She is a public accountant, graduated from the University of Buenos Aires. She has more than 35 years of experience as an auditor and consultant for companies and non-profit entities. She is a retired partner from PwC. She is president of the supervisory commission of the ENARD since its creation. She is also a member of the board of directors of the ORT Association of Argentina and the operative committee of the Civil Association Management Contributions for the Third Sector. She has served as independent director of La Caja de Seguros S.A. since April 2019 and she is IDEA Trustee since May 2021.

Pedro Iván Mazer is a lawyer graduated from the University of Belgrano. He has a master degree in business economic law from the UCA. He is also a member of Alfaro Abogados SC firm. He has vast experience in corporate law, M&As, contracts, antitrust and compliance, capital markets and general practice of commercial law. In addition, he has specialized over the years in oil and gas and pharma markets, including by attending a specialization course in oil and gas law at the UBA.

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

Facundo Carmona was born in July, 1987. He has a degree in Economics from the University of La Plata. He is currently a coordinator in the corporate affairs management department at the Sub-directorate of Executive Operation of the Sustainability Guarantee Fund – ANSES. He has served as analyst and sector specialist in the Gross Geographical Product Area - Department of Economic and Social Statistics, at the Ministry of Treasury and Finance of the Province of Buenos Aires. He has served also as a consultant at the Undersecretary of Public Investment at the Ministry of Economy of Buenos Aires Province.

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

Our Board of Directors has not designated a Remuneration Committee and has delegated to the Human Resources Department the approval of the general policy on the remuneration of the Company’s employees, as well as the responsibility of proposing options and subsequently implementing the specific decisions and policies on these issues. Due to the fact that he is a related party, our Chief Executive Officer’s remuneration has been approved by the Audit Committee and our Board of Directors. The aggregate remuneration paid to the members and alternate members of our Board of Directors, the members and alternate members of our supervisory committee and our senior management during 2021 was Ps.30.1 million, Ps.5.2 million and Ps.1,518 million at nominal currency, respectively.

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
150

There are no agreements between our company and the members of our Board of Directors that provide for any benefits upon termination of their designation as directors.

None of our directors maintains service contracts with us except as described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

The significant differences between our corporate governance practices and the NYSE standards are listed on our website in compliance with the NYSE requirements. For a summary of these differences see “Item 16G. Corporate Governance”.

Executive Committee

On October 4, 2007, our Board of Directors created an Executive Committee, as contemplated by our by-laws and Argentine Law No. 19,550 (Commercial Companies Law), and delegated to the Executive Committee the authority to take certain actions on behalf of the board. The Executive Committee complements the work of the board by performing certain day-to-day tasks required to oversee our activity. By creating an Executive Committee, the board sought to increase the efficiency of our management. The Executive Committee consists of Neil Arthur Bleasdale, Edagardo Alberto Volosin and Eduardo Marcelo Vila.

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

•	monitoring our internal control, administrative and accounting systems;
•	supervising the application of our risk management policies;
•	providing the market adequate information regarding conflicts of interests that may arise between our company and our directors or controlling shareholders;
•	rendering opinions on relevant transactions with related parties;
•	supervising and reporting to regulatory authorities the existence of any kind of conflict of interest;
•	supervising external audit and evaluating their independence, plans and performance;
•	evaluating plans and performance of the internal audit,
•	supervising the operations of the complaints channel.

As of December 31, 2021, the members of our audit committee were:

Name	Position	Class electing member
Macek Esteban Gabriel (1)	Chairman	Class A
Zin Federico Claudio (1)	Member	Class A
Navarro Benjamín Andrés (1)	Member	Class B/C

(1) Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934.

Senior Management

The following table sets forth information regarding our senior management, as of December 31, 2021:

Name	Current Position
Neil Arthur Bleasdale	Chairman and Chief Executive Officer (CEO)
Miguel Farrel *	Technical Director
Pablo Perez	Director of Operations and Customer Services
Germán Ranftl	Chief Financial Officer (CFO)
Cristina Canzani	Director of Information Technology and Telecommunications
Neil Arthur Bleasdale *	Director of Human Resources
María José Van Morlegan	Legal Affairs Manager
Ricardo Luttini	Internal Audit (1)
Fabiana Colombo	Director of Supply, Services and Logistics

* Position held temporarily.

(1) Internal Audit participates in the Operating Committee with voice, but without vote.

Miguel Farrel is an electrical engineer, graduated from the University of Buenos Aires, with a master's degree in business administration from USAL-DEUSTO. He joined the Company in 1994 and he has hold various positions, such as NEXUS project deputy manager and preventive maintenance deputy manager. He has been planning and technical control manager since 2016.

Pablo Perez is an engineer graduated from the National Technological University (UTN) with a master´s degree in business administration from Universidad del Salvador. He has hold different positions within the company in areas related to operation and maintenance. In 2006, he was appointed as the operations manager for the Pilar area and, since August 2010, he has worked as the distribution manager. In such position, he has been in charge of coordinating the Company’s operations departments -the control center that includes the alta, media and low voltage network- and the technical processes inherent to the technical operations. He assumed his role as operations and client services director on October 1, 2021.

Germán Ranftl is a public accountant from the University of Buenos Aires and obtained an MBA from UCEMA. He has spent 11 years in the banking sector, 8 of which he served as vice president of corporate finance and investment banking. Since 1998 and for five years, he was the chief financial officer of Supercanal S.A. and later joined Integra Investment SA as vice president, a consulting firm with international and Argentine transactions in mergers and acquisitions, capital markets and debt restructuring. He also served as EDEMSA’s chief financial officer.

Cristina Canzani graduated from University of Buenos Aires, with a post degree in Systems Management at University of Belgrano. She has worked for more than 25 years at Edenor, in positions such as systems manager, applications manager and commercial office manager, having a vast experience in both technological aspects and the electrical business. In addition, she has 15 years of experience holding various technology positions in social security agencies and acted as an independent technology consultant for various industries.

María José Van Morlegan graduated as a lawyer from the Universidad Católica Argentina and obtained an MBA from IAE. She has extensive experience working at major law firms and managerial roles in financial and advisory entities by working for major companies. She is a member of the supervisory commission of Caja de Valores S.A.

Ricardo Luttini is an accountant graduated from the University of Belgrano in 1986. He has an extensive experience in leading multidisciplinary teams focused on effectiveness of internal control systems, and compliance with the corresponding internal and external regulations. He has worked at Axion Energy Argentina and at Telecom Argentina as audit director. Likewise, he has served as business control and audit manager at La Caja de Ahorro y Seguro, general manager at Banco Caja de Ahorro, and manager of accounting, management control and internal audit at Banco Mercantil Argentino..

Fabiana Colombo is a former CFO of Grupo América. Fabiana is an accountant, graduated from the University of Buenos Aires and has a certification in e-commerce finance from UCEMA and an executive program for corporate finance. She has specialized in administration and finance, budgeting, management and control. She has vast experience in finance, information and communication technologies, network deployment, audiovisual media and electronic commerce. Also, she has developed professional activities advising companies on accounting, auditing, taxes, balance sheets, business acquisitions and Due Diligence processes.

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

The members and alternate members of our supervisory committee as of December 31. 2020 were:

Name	Position	Year of appointment (class electing director)
Carlos Esteban Cvitanich (1)	Chairman	2021 (Class A)
Javier Errecondo (1)	Member	2021 (Class A)
Jorge Roberto Pardo (1)	Member	2021 (Class B/C)
Carlos Borgatello (1)	Alternate Member	2021 (Class A)
Federico Matías Ortega Armas (1)	Alternate Member	2021 (Class A)
Sandra Auditore (1)	Alternate Member	2021 (Class B/C)

(1)	Independent under Argentine law.

Carlos Esteban Cvitanich is an accountant graduated from the University of Buenos Aires. He has developed professional activities advising national and international companies in accounting, auditing, taxes, balance sheets, receiverships, mergers and acquisitions, and due diligence processes. He worked at PWC (Price Waterhouse Coopers) Firm from 1984 to 1999. He has been director of Multimedios Grupo América for more than 20 years. He has vast experience in the communication and information technology services sector, with dedication to the corporate area.

Javier Errecondo is a lawyer from the University of Buenos Aires. He has specialized in banking law and capital markets, restructuring of sovereign and corporate debt, purchase and sale of share packages and structuring of investment vehicles. He has more than 35 years of experience representing companies, financial institutions, investment fund managers and high net worth individuals. He is registered to practice professionally in the City of Buenos Aires and in the City of New York. He was a foreign associate in the New York office of the law firm Shearman & Sterling from 1988 to 1992. Since 2004, he has been a founding member of the EGFA Lawyers firm.

Jorge Roberto Pardo was born on March 31, 1953, and is a public accountant with a degree from the University of Buenos Aires. He has been a member of our supervisory committee since April 26, 2018. From 1993, he has worked at the Sindicatura General de la Nación (SIGEN) and has held several positions of relevance, including, among others, the deputy general syndic of the nation during the period 2002-2003. Between 1983 and 1992, he worked in the General Office of Public Companies or SIGEP.

Carlos Borgatello has a degree in administration and finance. He has more than 35 years of experience in national and multinational companies of first level. He also has extensive knowledge of business in countries such as Brazil and Uruguay. He is currently an independent consultant in administration and finance. Previously, he worked as consulting and audit department partner at the consultants firms Gruslin, Martinez and Associates, and Rodriguez, Zachera and Associates .

Federico Matías Ortega Armas is a lawyer. He is a partner of the firm MCO & Abogados. He has vast experience in legal advice on business matters, M&A, corporate and business law. Previously, he worked at Llerena y Asociados, and he served in the department of legal affairs at A.N.M.A.T.

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

In addition, the list of Directors who held their positions during the year 2021 and have resigned after the change in control of Edenor are the followings:

Name	Position	Year of appointment (class electing director)
José Daniel Abelovich (1)	Member	2021 (Class A)
Marcelo Fuxman (1)	Member	2021 (Class A)
Martin Fernandez Dussaut (1)	Alternate Member	2021 (Class A)
Noemí Cohn (1)	Alternate Member	2021 (Class A)

(1)	Position held until August 10, 2021.
154

Employees

Edenor had 4,688 employees as of December 31, 2021, 4,776 employees as of December 31, 2020 and 4,777 employees as of December 31, 2019.

As of December 31, 2021, approximately 81% of our full-time employees were subject to two collective bargaining agreements.

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

The collective bargaining agreements entered into in December 2020 were in effect until March 2021. Subsequently, a new agreement effective from April 2021 to March 2022 was signed, which complies with the salary guidelines established in Decree No. 14/2020. As of the date of this annual report, there is no certainty concerning future collective bargaining agreements.

We outsource a number of activities related to our business to third party contractors in order to achieve a lower and more flexible cost base, so as not to oversize our structure following works and investments plans that change from year to year and to provide us with the ability to respond more quickly to changes in our market. We have contracts with third-party service companies that together employed a total of 5,877 employees as of December 31, 2021, 5,977 employees as of December 31, 2020 and 5,588 employees as of December 31, 2019. Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that, if conflicted, contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liabilities between the contractor and the entity to which it is supplying services under certain circumstances. As of December 31, 2021, 2020 and 2019, termination complaints amounted to Ps.1,702.5 million, Ps.1,315.2 million and Ps.1,843.3 million, respectively.

Share Ownership

None of the members of our Board of Directors, our audit committee or our senior management beneficially own any shares of our capital stock. See “Item 7. Major Shareholders and Related Party Transactions.”

Item 7. Major Shareholders and Related Party Transactions

The following table sets forth information relating to the ownership of our common shares as of the date of this annual report.

	Class(1)	Shares	Percent Ownership
Empresa de Energía del Cono Sur (EDELCOS) (2)	A	462,292,111	51.00%
ANSES(3)	B	242,999,553	26.81%
Public	B	168,076,412	18.54%
Treasury Shares	B	31,134,420	3.43%
Employee Stock Participation Program	C	1,952,604	0.22%
Total		906,455,100	100.00%

(1)	Each class of shares entitles holders to one vote per share.
(2)	All of our Class A common shares have been pledged to the Argentine Government to secure our obligations under our concession and cannot be transferred without the prior approval of the ENRE. See “Item 4. Information on the Company—Business Overview—Our Obligations”.
(3)	On November 20, 2008, the Argentine Congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the ANSES and eliminating the retirement savings system previously administered by private pension funds under the supervision of the Superintendency of Retirement and Pension Funds Administrators, under the Ministry of Labor. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES. These transferred assets included 242,999,553 of our Class B common shares, representing 26.8% of our capital stock. The ANSES is subject to the same investment rules, prohibitions and restrictions that were applicable to the Argentine private pension funds under the retirement savings system, except as described in the following sentence. On April 12, 2011, the Executive Power issued Emergency Decree No. 441, which annulled the restrictions under Section 76(f) of Law No. 24,241 on the exercise of more than 5% of the voting power in any local or foreign company, such as us, in any meeting of shareholders, irrespective of the actual interest held in the relevant company’s capital stock. The annulment of the restrictions under Section 76(f) of Law No. 24,241 came into effect on April 14, 2011. As of such date, ANSES may exercise its voting power in any local or foreign company, such as us, based on the actual interest held in the relevant company’s capital stock.

All of our shares have the same voting rights. As of December 31, 2021, there were five registered shareholders of our ADSs in the United States and 3,757,486 of our ADSs were outstanding. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are residents. We have no information concerning holders with registered addresses in the United States that hold our shares not represented by ADSs.

Initial Public Offering

In April 2007, we completed the initial public offering of our Class B ordinary shares in the form of American Depositary Shares (ADSs). We and a group of our shareholders sold 18,050,097 ADSs, representing 361,001,940 ordinary Class B common shares, in an offering in the United States and other jurisdictions outside of Argentina, and the Employee Stock Participation Program sold 81,208,416 ordinary class B shares in a simultaneous offering in Argentina. The ADSs are listed on the New York Stock Exchange under the symbol “EDN” and the Class B common shares are listed on the BYMA under the same symbol. We received approximately U.S.$61.4 million from the initial public offering, before costs. Of this amount, we used approximately U.S.$36 million to repurchase some of our Discount Notes due 2014. The remainder of the proceeds from the initial public offering was used to repurchase some of our Fixed Rate Par Notes due 2016 and for capital expenditures. After the initial public offering, our controlling shareholder continues to own 51% of our ordinary shares.

Share Buy-Back Program

On November 14, 2008, we commenced an open-market share purchase program. Under the terms of the program, we were authorized to purchase our Class B common shares for up to Ps.45 million in nominal currency, equivalent to Ps.466.5 million in current currency, subject to certain volume and price restrictions. The open market share purchase program expired on March 17, 2009. Pursuant to the program we purchased 9,012,500 Class B common shares, at an average price of Ps.0.65 per share in nominal currency, equivalent to Ps.6.8 in current currency, representing approximately 1.03% of our capital stock.

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

As of December 31, 2021 and 2020, the Company’s treasury stock amounted to 31,134,420 and 31,380,871 Class B shares (8,269,740 and 15,590,860 were acquired in 2019, for a total of Ps.1,230.6 million and Ps.3,376 million restated in constant currency, respectively).

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

As of December 31, 2021 and 2020 the Company owned 31,134,420 and 31,380,871 shares, respectively, held as treasury stock. In April 2021, 246,451 shares were delivered as additional remuneration to executive directors and managers in connection with the compensation plan mentioned above.

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

Change of control

On December 28, 2020, Pampa Energía, the former holder of 100% of Edenor’s Class A shares, representing 51% of Edenor’s share capital, entered into a share purchase and sale agreement, as the seller, with Edelcos.

By virtue of such agreement, Pampa Energía agreed, subject to certain conditions precedent such as the approval of both its shareholders’ meeting and the ENRE, to sell its controlling interest in Edenor by transferring all the Class A Shares and votes to Edelcos.

Accordingly, on February 17, 2021, the shareholders’ meeting of Pampa Energía approved the referred to Acquisition.

On June 23, 2021, by means of Resolution No. 207/2021, the ENRE authorized Pampa Energía to transfer 100% of Edenor’s Class A shares, representing 51% of the Company’s share capital and votes, to Edelcos in accordance with the SPA. The transfer of 100% of Edenor’s Class A shares closed shortly thereafter, on June 30, 2021.

Also, on July 7, 2021, Edelcos notified the National Commission for Competition Defense (CNDC), pursuant to the terms of Article 8 of Law 25,156, of the existence of the SPA for the Acquisition, requesting the approval of such commission. As of the date of this annual report, the CNCD has not issued any decision in this regard.

Following the change of control, the Class A directors tendered their resignations. To fill the vacancies, the Company’s Supervisory Committee appointed Messrs. Neil A. Bleasdale (Chairman), Esteban Macek (Vice-Chairman); Nicolás Mallo Huergo, Eduardo Vila, Edgardo Volosin, Federico Zin and Mariano C. Lucero as directors and Messrs. Hugo Quevedo, Mariano C. Libarona, Daniel O. Seppacuercia, Diego Hernán Pino, Sebastián Álvarez and María Teresa Grieco as alternate directors.

As required by the regulations in effect and within the time periods set forth therein, Edelcos carried out a mandatory tender offer in Argentina and the United States in respect of the Class B and Class C common shares issued by the Company, including those repreented by ADSs.

As of the date of this annual report, Edenor is a subsidiary of Edelcos.

Edelcos strategy is to develop opportunities in the power generation, electricity distribution, new energy sources, electrification of the economy and transport, giving emphasis to energy transitions and ESG matters.

Edelcos believes that the pandemic has changed the lives of people whose households have become the centre of their daily activities, such as work, education, entertainment, etc. while cities will experiment changes in the near future, redesigning neighbourhoods and city centres with a smarter view, experiencing a deepest consciousness of climate change and social responsibility. Electricity is key to all these developments and it is a unique business opportunity for the future, where universal energy access is one of the goals for 2030.

RELATED PARTY TRANSACTIONS

Technical Assistance Agreement with Edelcos

The agreement comprises the provision to the Company of technical advisory services, especially in financial matters. It expires in December 2026, but may be extended if so agreed by the parties thereto. In exchange for such services, the Company pays Edelcos either an annual amount of Ps.1,766 million or the amount equivalent to 1.75% of the annual gross billing, whichever results in the higher amount, plus the associated value added tax. Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

As of December 31, 2021, the Company recorded charges for Edelcos technical advisory services for a total of Ps. 911 million relating to the services rendered in the second half of 2021.

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

In 2021, the Company’s operating costs amounted to Ps.317 million.

FIDUS S.G.R.

On December 4, 2018, the Company’s Board of Directors approved the contribution of funds to Fidus S.G.R. totalling Ps.25 million, in the capacity as protector partner and with the scope set forth in Law No. 24,467.

Furthermore, on December 21, 2020, the contribution made as protector partner was refunded to the Company.

Item 8.	Financial Information

See “Item 18. Financial Statements and Report Independent Registered Public Accounting Firm (PCAOB ID 1349)” beginning on page F-1.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

Legal Proceedings

In the ordinary course of our business, we participate as plaintiff and defendant in various types of lawsuits. Our management evaluates the merit of each claim and assesses its possible outcome, recording a reasonable allowance in our financial statements for the contingencies related to the claims filed in the lawsuits against the Company. As of December 31, 2021, we had established provisions in the aggregate amount of Ps.4,518 million to cover potential losses from such claims and legal proceedings. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

We are not aware of any other contingencies that are reasonably possible and, as of December 31, 2021, there were no losses in excess of the contingencies that we recognized in our Financial Statements as of and for the year ended December 31, 2021.

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

During 2020, the evidence was offered and the allegations were presented. Prior to the issuance of the judgement, the case was sent to the Fiscal Agent. The dismissal based on lack of standing and expiration have been deferred and will be considered at the final judgment. The ADDUC case (see below), which has not yet reached trial, will be considered together with these actions. Once both cases reach identical procedural conditions, a single judgement will be issued. This proceeding is not projected to conclude during 2022.

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

On October 16, 2020, the National Court of Appeals for Federal Administrative Matters upheld the decision of the lower court, with costs, rejecting the lack of standing filed by Edenor S.A. The file is ready to be opened for evidence. The proceeding is not expected to be concluded during 2022.

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

Simultaneously, in the main proceeding, the Company (with the Argentine Government’s consent), on September 16, 2019, submitted a waiver of the action and the right, declaring that the facts disputed in the proceeding amounted to Ps.6,900 million. As a result, the payment of the justice fee was integrated, which amounted to Ps.207 million. The proceeding was sent to the Treasury for review and approval purposes. The Treasury approved the payment, and the proceeding concluded.

d.	Legal action brought by the Company (Study, Review and Inspection of Works in public spaces “TERI”)

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

e.	AGIP’s claim. Determinative Resolution N° 3417/DGR//17

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

f.	AFIP Administrative Procedure – Social Security Resources. Rate differential application Decree 814/2001.

By Administrative Resolution No. 236/2018 DV TJGE (DI RSGE), AFIP alleged differences in the application of the rate determining the Social Security Contributions entered on the staff payroll, for the period between December 2011 and December 2016. The Company submitted an appeal on August 3, 2018. In addition, on December 2, 2019, the Company was notified of the settlement of adjustments with respect to differences in the application of the above-mentioned rate, for the period between January 2017 and June 2019.

On July 6, 2021, the Company filed an appeal to the Federal Social Security Court of Appeals against AFIP Resolution No. 1740/2021 that dismissed the presentation made by edenor in relation to the assessment of a debt in connection with contributions to Argentina’s Integrated Social Security System, relating to the January 2017-June 2019 period, for differences detected due to the use of the rate set forth in Section 2 Sub-section B) 2001 (17%), when the applicable rate, according to the AFIP, is that mentioned in Section 2 Sub-section A) (21%), of Executive Order No. 814.

Additionally, on April 8, 2021, the Company was notified by the AFIP of a new resolution pursuant to which a debt had been assessed for the same concept, relating to the July 2019-November 2019 period. The resolution was challenged by the Company on September 23, 2021.

This new notification follows the one received on July 12, 2018 relating to the December 2011-December 2016 period, and has been appealed to the Federal Social Security Court of Appeals.

The Company’s Management believes that the application of the 17% rate is correct. In this regard, in accordance with the analysis performed, it is reasonable that “minority government-owned corporations (sociedades anónimas con simple participación estatal) governed by Law No. 19,550” be understood to mean all those corporations (sociedades anónimas) in which the government has a minority stake, whatever the reason why such stake has been acquired. Therefore, included therein are the shareholdings that the National Social Security Administration (“ANSES”) has in certain corporations, among which the Company is included.

The Company filed appeals to the Federal Social Security Court of Appeals, on July 6, 2021 and September 13, 2021, against the first two resolutions, relating to the 01/2017-06/2019 and 11/2011-12/2016 periods, respectively, as the administrative remedies available in relation thereto have been exhausted.

Under such conditions and in connection with the aforementioned AFIP’s assessment, in the Company’s opinion, there exist sufficient and solid arguments to make its position prevail at the judicial stage. Consequently, no liabilities whatsoever have been recorded by the Company for this matter as of December 31, 2021.

g.	National Regulatory Authority for the Distribution of Electricity, Proceeding for the Determination of a Claim” (case file No. 16/2020)

On May 4, 2021, the Company was served notice of a complaint filed by the ENRE in connection with Edenor‘s compliance with sections 9.2.1 and 9.2.2 of the “Agreement on the Renegotiation of the Concession Agreement” for differences arising from the date of payment of certain penalties included therein.

At the date of issuance of this annual report, the Company has answered the complaint, with the case being currently in process.

The Company believes that it has sufficient authority under the Agreement on the Renegotiation of the Concession Agreement to support the payment made under such conditions and considers it to be in compliance with the law, to have an extinguishing effect and to have implied no damage to the users. In this regard, the Company believe that there exist sufficient and solid arguments to make its position prevail at the judicial stage; therefore, no liabilities whatsoever for this concept have been recorded as of December 31, 2021.

h.	AFIP’s Income Tax claim, Undocumented outflows and VAT

On July 2, 2020, at the request of the Court hearing a criminal case, the AFIP initiated the sua sponte assessment process of tax debt for possible apocryphal invoices issued by the suppliers in question, as they are considered to be “usinas mixtas” (companies used as real and fake invoice plants).

In this regard, on May 17, 2021 the AFIP notified the Company of three resolutions, whereby the tax authorities resolved:

i)       to object to the Company’s transactions with two suppliers, and thereby to the related tax credit for the January 2017-December 2018 monthly tax periods;

ii)       that the Company would have deducted from its tax balance sheets for the 2017 and 2018 tax periods unfounded expenses and/or costs related to the transactions presumably carried out with the suppliers in question;

iii)       to object to the transactions with both suppliers and the destination of the funds earmarked for the settlement thereof;

iv)       to initiate investigative proceedings for the 2017 and 2018 periods in respect of:

a.       income tax;

b.       value added tax; and

c.       undocumented outflows.

On July 6, 2021, the Company answered the notice with respect to the income tax, undocumented outflows and value added tax concepts for the 2017 and 2018 tax periods, responding to the charges and filing a motion for nullity on the AFIP’s tax claim, stating the legal foundations and submitting the relevant documentary evidence.

Additionally, in response to the tax authorities’ subsequent orders aimed at obtaining further evidence, the duly submitted information was supplemented with more details, in the two presentations dated September 23 and October 14, 2021.

On November 17, 2021, the Company was served notice of three resolutions from the AFIP with the respective sua sponte assessments of the three taxes previously mentioned.

The Company believes that the assessments issued by the AFIP are groundless; therefore, on December 10, 2021, an appeal was filed to the Federal Tax Court against the three rulings. This appeal stays the execution of payment.

In the Company’s opinion, there exist sufficient and solid arguments to make its position prevail at the judicial stage. Consequently, no liabilities whatsoever have been recorded by the Company for this matter as of December 31, 2021.

However, the Company is evaluating different scenarios to defend itself against tax claims, among them, payment facility plans or the regularization of obligations in force at the time the management decision.

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

As of December 31, 2021, we have 31,134,420 treasury shares. The acquisition cost of such shares in the market, in accordance with the provisions of Title IV, Chapter III, article 3.11.c of the CNV’s Rules, restricts the amount of the realized and liquid gains that we may distribute to our shareholders.

SIGNIFICANT CHANGES

Except as identified in this annual report on Form 20-F, no significant change in our financial condition has occurred since the date of the most recent audited financial statements contained in this annual report. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Factors Affecting our Results of Operations”, “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” and “Item 3. Key Information—Risk factors—Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, affected and may continue to affect our capacity to perform our commercial obligations and could also have a material adverse effect on our ability to perform our financial obligations”.

Item 9.	The Offer and Listing

Since April 26, 2007, our Class B common shares and the ADSs have been listed on the BYMA and the NYSE, respectively. The ADSs have been issued by the Bank of New York as depositary. Each ADS represents 20 Class B common shares.

Offer and Listing Details

The following table sets forth, for the periods indicated, the annual high and low market prices for the ADSs on the NYSE and for the shares on the BYMA.

The following tables set forth, for the periods indicated, the reported high and low sales prices for our shares on the BYMA and the reported high and low sales prices for the ADSs on the NYSE.

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2020
First Quarter	24.70	13.40	5.99	2.96
Second Quarter	28.65	13.70	4.83	2.83
Third Quarter	28.00	18.65	4.57	2.93
Fourth Quarter	30.55	21.50	4.24	2.88

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2021
First Quarter	28.45	25.15	4.00	3.35
Second Quarter	45.75	25.95	5.47	3.44
Third Quarter	65.45	36.60	7.52	4.21
Fourth Quarter	75.55	51.00	7.61	4.84

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2021
November	73.25	58.60	7.20	5.37
December	63.85	51.00	5.81	4.84
2022
January	64.00	51.80	5.70	4.62
February	73.35	63.00	7.43	5.69
March	71.35	62.20	7.01	6.25

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

On December 29, 2016, the CNV authorized BYMA and on January 2, 2017, IGJ and CNV authorized the creation and operation of BYMA. Most of its capital stock is free float and 30 percent is owned by BYMA.

The BYMA is the largest authorized market in Argentina. Pursuant to Resolution No. 18,629, the CNV authorized the BYMA to operate as an Authorized Market, and allowed BYMA to delegate certain of its rights and duties as a market in the BYMA, including without limitation, the right to authorize the listing of issuers and securities in the BYMA, and the right to publish the daily market gazette.

In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Caja de Valores S.A. (“Caja de Valores”). Caja de Valores is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearing house for securities trading and as a transfer and paying agent for securities transactions. Additionally, Caja de Valores handles the settlement of securities transactions carried out by the BYMA and operations the computerized exchange information system mentioned above.

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

Securities may also be listed and traded through over-the-counter market brokers who are linked to an electronic reporting system. The activities of such brokers are controlled and regulated by MAE, an electronic over-the-counter market reporting system that functions independently from the BYMA. Under an agreement between theBASE and the MAE, trading in equity and equity-related securities is conducted exclusively on the BASE (now BYMA) and trading in corporate debt securities is conducted on both the S&P MERVAL/BASE (now BYMA) and the MAE. Trading in Argentine Government securities, which are not covered by the agreement, may be conducted on either or both of the BYMA and the MAE. The agreement does not extend to other Argentine exchanges.

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

Our shareholders authorized a capital increase of 83,161,020 common shares on June 7, 2006 composed of 42,412,120 Class A common shares, 32,432,797 Class B common shares and 8,316,102 Class C common shares. Our Class B common shares have been listed on the BYMA since 1995 although they have never been traded effectively on that exchange or any other market. Holders of Class A common shares may convert any Class B common shares they may hold into Class A common shares, on a one−for−one basis, if such conversion would be required to maintain at all times 51% of our outstanding capital stock. Our Class A common shares have been pledged in favor of the Argentine Government to secure our obligations under our concession and may not be transferred, not even to shareholders of the same class, without the prior approval of the ENRE.

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

Shareholders’ Liability

Under the Argentine Corporations Law, shareholder liability for a company’s losses is limited to the value of the shareholder’s shareholding in the company. However, shareholders who have a conflict of interest with the company with respect to certain matters and who do not abstain from voting on such matters may be held liable for damages to the company, provided that their votes were involved in the adoption of the relevant decision. In addition, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or the company’s by-laws (or regulations, if any) may be held jointly and severally liable for damages to the company, other shareholders or third parties resulting from the resolution. See also “Item 3. Key Information—Risk factors—Risks related to our ADSs and Class B common shares—Our shareholders may be subject to liability for certain votes of their securities.”

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

In 2008, we acquired 9,412,500 Class B treasury shares with a nominal value of Ps.1.0 in nominal currency, equivalent to Ps.6.9 in current currency. The amount disbursed to acquire these shares totaled Ps.6.1 million in nominal currency, equivalent to Ps.41.9 million, which was deducted from unappropriated retained earnings of the equity attributable to the owners of the Company at that date. As of December 31, 2017, the Company owned 7,794,168 shares, and 1,618,332 shares were delivered as additional remuneration in favor of executive directors and managers for special processes developed during the year 2016 (See “Item 7. Major Shareholders and Related Party Transactions—The Company’s Share-based Compensation Plan”).

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

On May 10, 2018, December 4, 2018 and April 8, 2019 the Company’s Board of Directors approved the allocation of own shares in portfolio under the terms of article 67 of the CML. See “Item 7. Major Shareholders and Related Party Transactions—Share Buy-Back Program” above.

As of December 31, 2021 and 2020 the Company owned 31,134,420 and 31,380,871 shares, respectively, held as treasury stock. In April, 2021, 246,451 shares were delivered as additional remuneration to executive directors and managers in connection with the compensation plan.

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

The following is a summary of the main measures taken by the Central Bank with the purpose of regulating inflows and outflows in the MLC to maintain the exchange rate stability and protect international reserves in view of the high degree of uncertainty and volatility in the exchange rate by tightening exchange controls and restrictions on the inflow and outflow of foreign exchange. In this regard, as of the date of this annual report, the Central Bank has issued a series of communications, which introduced additional restrictions to access the MLC associated, among other factors, to the carry out of transactions with securities and other external liquid assets, holding and disposal of liquid foreign assets and repayment of external indebtedness.

In this regard, in order to access the MLC for the making of any payment abroad, local residents must (i) have their foreign-currency holdings in the country deposited in accounts with local financial institutions and (ii) not have available liquid external assets for an amount equivalent to or higher than U.S.$.100,000.

The term “liquid external assets” comprise, among others: holdings of foreign currency notes and coins, holdings of gold in the form of good delivery bars or coins, demand deposits in foreign financial institutions and other investments allowing for the immediate availability of foreign currency (for example, investments in foreign public securities, funds in investment accounts deposited with investment managers located abroad, crypto assets, funds deposited in payment service providers’ accounts, etc.). Funds deposited abroad which may not be freely used by the customer as they are reserve or guarantee funds constituted under foreign financing agreements, or funds kept as collateral for foreign transactions with derivatives entered into abroad are exempted from such definition. Other exceptions apply including, among others, funds deposited in foreign bank accounts disbursed under external financial indebtedness for an amount not to exceed the amount of the debt service payments corresponding to the following 365 (three hundred and sixty-five) calendar days. Certain repatriation obligations were also imposed under the referred regulations.

Moreover, local residents are required to file an affidavit certifying: (i) that, the customer has not performed security sales transactions with settlement in in foreign currency, transferred securities to depository institutions abroad, exchange securities for other external liquid assets nor purchased foreign securities in the country with pesos during the 90 (ninety) calendar days preceding the access to the MLC and that it undertakes not to carry out those transactions during the following 90 calendar days; and (ii) in the case of legal entities, (a) the identity of the individuals or legal entities exercising direct control over the customer, and (b) that, on such date and during the previous 90 (ninety) calendar days, the customer has not transferred in the country any local currency funds or other liquid local assets, to any individual or legal entity exercising direct control over them, except for those directly associated to regular transactions between residents for the acquisition of goods and/or services.

In addition, to access the MLC the client must not be included in (i) the AFIP’s database of apocryphal invoices or documents; and (ii) the list of individual tax IDs (CUIT) registering inconsistent transactions provided and updated by the Central Bank. If the client is included in the referred list, the intervening financial institution must reinforce the control measures to ensure the reasonableness and genuineness of the transactions.

Payments of imports and other purchases of goods abroad

Access to the MLC for the payment of imports of goods is subject to several limitations.

In addition to the documentation requirements established in connection with import payments, in case -due to the type of imported good- the import is subject to the approval (“SALIDA” status) of a declaration in the Integral Import Monitoring System (“SIMI”), access to the MLC for the payment of imports shall be subject to compliance of any of the following conditions: (i) the import is associated to a category A SIMI declaration with SALIDA status; (ii) the import is associated to a SIMI declaration with SALIDA status registered as of March 3, 2022, (iii) the import is associated to a category B SIMI declaration with SALIDA status and payment is not made earlier than the expiration of a 180 day terms as from the nationalization of the goods; (iv) the import is associated to a category B SIMI declaration with SALIDA status and the goods qualify as capital assets; (v) the import is associated to a category B SIMI declaration with SALIDA status and the imported goods are related to Covid 19 detection and treatment; (vi) the import is associated to a category B SIMI declaration with SALIDA status and the imported goods are subject to non-automatic import licenses; (vii) the import is associated to a category B SIMI declaration with SALIDA status and the import is made by the public sector, companies controlled by the Argentine Government or public trusts. Obtention of A SIMI declarations shall be limited to an annual amount limitation equal to the lower of: (i) the FOB value of the importer’s 2021 imports plus 5% and (ii) the FOB value of the importer’s 2020 imports plus 70%. If the importer has not registered imports during 2020/2021 or the amount resulting from the aforementioned calculation is lower, the applicable annual limitation shall be of US$ 50,000. The category A SIMI declaration amounts that may be requested from time to time shall be equal to the proportional value of the annual cap accrued as of the application date plus 20% of the annual cap. In no case may the annual cap be exceeded. All the FOB value of imports registered between January 1, 2022 and March 3, 2022 shall be deducted from the annual cap.

In addition to the aforementioned conditions, until December 31, 2022, Central Bank’s prior authorization shall be required to access the MLC to make import payments or to repay the principal of debts originating from the import of goods by companies, except in the following cases:

(a)	The participating institution has an affidavit from the customer declaring that the total amount of payments related to its imports of goods made through the MLC on or after January 1, 2020, including the payment for which authorization is being requested does not exceed by more than U.S.$250,000 (or its equivalent) (i) the amount for which the importer would have access to the MLC upon computing all imports of goods recorded in its name in the SEPAIMPO system officially validated between January 1, 2020 and the day preceding the access to the MLC, plus (ii) the amount of payments cleared through the MLC on or after July 6, 2020 for imports of goods entered through a Private Application or Courier or transactions under the scope of Sections 10.9.1 to 10.9.3 of the restated text of the Central Bank regulations shipped on or after July 1, 2020 or, if previously shipped, have not arrived to Argentina prior to such date, plus (iii) the amount of payments made in the context of (c) to (f) and (h) to (i) below, not related to imports falling within the scope of clauses (i) and (ii) of this paragraph, plus (iv) the amount of payments associated with goods donated to the Argentine Ministry of Health to strengthen the Argentine medical or health care capacity, less (v) the amount of advance payments of imports pending customs registration made between September 1, 2019 and December 31, 2019. Additionally, and before executing payments for the import of goods, entities should verify that the affidavit requested to the customer is compatible with the Central Bank’s existing data.
183

(b)	Deferred payments of imports of goods shipped on or after July 1, 2020 or that have been shipped prior thereto but have not arrived in Argentina prior to such date.
(c)	Payment related to a transaction not falling within the scope of section (b) above, provided that applied towards the payment of a commercial debt for imports of goods to (or guaranteed by) an export credit agency or a foreign financial institution, to the extent that the debt with such creditors arose prior to July 1, 2020 or from guarantee contracts prior to that date. In the case of payments for imports registered before January 1, 2020, the entity must have an affidavit from the customer stating that the portion of such imports paid has not been previously computed for the purpose of making payments under clause (a).
(d)	Import payments made by: (i) the public sector, (ii) all business organizations, irrespective of their legal forms, where the Argentine Government holds a majority stake in the capital or voting of corporate actions, or (iii) the trusts created out of contributions from the national public sector.
(e)	A payment with pending customs clearance registration to be made by a legal entity responsible for supplying critical medicines to be entered upon a private request from the beneficiary of such medical coverage.
(f)	A payment of imports with pending customs clearance registration for the purchase of kits used in detection of COVID-19 or other goods with tariff items listed in Decree No. 333/2020 as supplemented.
(g)	An advance payment of imports intended to purchase capital goods, with an affidavit from the customer stating that, including the payment whose course is being requested, the amount pending regularization for payments made under this item as of December 1, 2021 does not exceed the equivalent amount of U.S.$1,000,000 (United States Dollars One Million Dollars). In the event that the amount indicated is exceeded, the following conditions must be verified: (i) the amount of the advance payments made under this clause does not exceed 30% of the total amount of the goods to be imported; and (ii) such amount, on demand and of commercial debt without customs entry record made under this clause, does not exceed 80% of the total amount of the goods to be imported.
(h)	Payment of principal under commercial debts for the import of goods provided that the customer has a “Certification of Increase of Exports of Goods in 2021” for the same value of the amount to be paid.
(i)	The customer has a certification issued within the previous 5 (five) business days within the framework of Section 3.19 of the restated text of the Central Bank regulations, for the equivalent of the amount to be paid.
(j)	In the case of payments of import medicine supplies or other health or medical care goods or supplies required manufacture the same in the country, the entity has an affidavit from the customer stating that, including the advance import payment for which authorization is requested, it does not exceed by more than U.S.$3,000,000 (United States Dollars Three Million Dollars) (or its equivalent in other currencies) the amounts referred to in paragraphs (a) to (e) above.

Prior to processing payments of imports of goods, the participating institution shall, in addition to requesting the affidavit from the customer, confirm that such affidavit is consistent with data held by the Central Bank based on the online system implemented for such purposes.

(a)	Demand import payments or commercial debts without customs registration, complying with the following conditions: (i) the transaction corresponds to the import of supplies for the manufacture of goods in Argentina; (ii) the payments made under this clause do not exceed, in the current calendar month and for all financial entities, the average amount of the imports of supplies during the last twelve (12) closed calendar months, net of the delayed non-regularized amount for import payments with pending customs entry record; and (iii) in those cases in which a SIMI declaration is required for the registration of the customs entry of goods, any of the conditions set forth in Sections 10.3.2.7(i), 10.3.2.7(ii) or 10.3.2.7(vi) of the restated text of the Central Bank regulations are met.

The aforementioned amounts will be increased in an amount equal to 50% of the amounts entered and settled by the importer through the MLC under advance export payments or external prefinancing of exports with a minimum tenor of 180 days.

Access for the remaining 50% shall also be allowed to the extent that the additional part corresponds to payments for imports of capital goods and/or supplies required for the production of exportable goods. In the latter case, the entity must have an affidavit from the customer regarding the type of good involved and its status as an input in the production of goods to be exported.

The access to make the corresponding payment must be made within 5 (five) business days of the settlement of the advance or pre-financing from abroad. The entity through which the settlement was made may send the corresponding certification to the entity/s through which the customer wishes to access the foreign exchange market.

Payments of principal of and interest on external financial indebtedness

Access to the MLC for the cancellation of principal and interest services under debt securities registered outside Argentina and other foreign financial indebtedness is allowed, provided that the following requirements are met:

(a)	The debtor shall evidence that an amount equivalent to the principal amount of the external financial indebtedness has been previously entered and settled in the MLC. This condition will be deemed met in the following cases:
(i)	funds disbursed as from September 1, 2019, which have been previously entered and settled in the MLC;
(ii)	external indebtedness originated from September 1, 2019 onwards, that do not imply any disbursement as a result of being refinancing of external financial debts that would have had access to the MLC, provided that the refinancing does not anticipate payment of the original debt;
185

(iii)	the amount of transaction and/or issuance expenses and other expenses debited abroad in connection with the relevant banking transactions;
(iv)	the difference between the actual issue amount and the principal amount of issues of debt securities publicly registered abroad placed under par;
(v)	capitalization of interest as contemplated in the relevant credit agreement;
(vi)	the portion of issues of debt securities publicly registered abroad, made as from October 9, 2020, with an average life of at least 2 (two) years, delivered to creditors of external financial indebtedness and/or foreign currency denominated debt securities publicly registered in Argentina maturing between October 15, 2020 and December 31, 2022 to reach the refinancing standards set forth in Section 3.17 of the restated text of the Central Bank regulations;
(vii)	the portion of issues of debt securities publicly registered abroad, made as from January 7, 2021, delivered to creditors to refinance existing financial indebtedness with an extension of their average life, corresponding to the refinanced principal amount, interest accrued until the refinancing date, and, provided that the new debt securities do not have any principal payments during the first 2 (two) years, an amount equivalent to the interest that would accrue in the first 2 (two) years on the indebtedness subject to refinancing and/or the extension of the maturity of the refinanced principal amount and/or the interest that would accrue on the refinanced amounts; and
(viii)	the portion subscribed with foreign currency in Argentina of issues of debt securities publicly registered abroad, made as from February 5, 2021, to the extent that all the following conditions are satisfied: (i) the debtor evidences that before the issue of the debt securities it made exports or that the placement proceeds were used to satisfy external commitments (if the debtor is unable to comply with at least one of these conditions, the issue must have obtained the Central Bank’s prior approval); (ii) the average life of the debt securities is at least five (5) years; (iii) the first payment of principal takes place no earlier than three (3) years after the issue date; (iv) the local subscription does not exceed 25% of the total subscription amount; and (v) as of the MLC access date, all the funds subscribed abroad and in Argentina must have been settled in the MLC.
(b)	If applicable, evidence should be provided that the transaction was reported in the most recent filing made under the Survey of External Assets and Liabilities Regime.
(c)	Access to the MLC occurs on a date that is not earlier than 3 (three) business days before the maturity date of the applicable principal or interest payment. The Central Bank’s previous consent will be required to access the MLC on an earlier date, unless the debtor falls under the scope of any of the following events, and all the conditions set forth in each case are met:
(i)	Prepayment of principal and interest simultaneously with the settlement of new external financial indebtedness:
•	The prepayment must be made simultaneously with funds settled under a new financial indebtedness disbursed as from October 17, 2019.

•	The new indebtedness has a longer average life than the average life of the outstanding balance being prepaid.
•	The aggregate principal payments of the new indebtedness shall at no time exceed the aggregate principal payments of the debt being cancelled.
(ii)	Prepayment of interest under a process of debt securities exchange:
•	The prepayment must be made in the context of a process of a debt securities exchange issued by the client;
•	The prepaid amount corresponds to interest accrued as of the exchange closing date;
•	The average life of the new debt securities is longer than the remaining average life of the exchanged securities; and
•	The cumulative amount of the principal payments under the new securities may not exceed at any time the amount of the principal payments under the exchanged title.
(iii)	Prepayment under a refinancing process carried out pursuant to the provisions of Section 3.17 of the restated text of the Central Bank regulations:
•	Prepayment of principal and/or interest occurs in the context of a debt refinancing process that satisfies the conditions set forth in Section 3.17;
•	Access to the MLC occurs within 45 (forty-five) calendar days before the maturity date;
•	The interest amount paid does not exceed the amount of interest accrued on the refinanced indebtedness until the refinancing’s closing date; and
•	The cumulative amount of principal payments under the new indebtedness does not exceed the cumulative amount of the principal payments under the refinanced indebtedness.

Moreover, to the extent that the Central Bank’s previous consent is required to access the MLC exchange market to repay principal and/or interest under external financial indebtedness upon maturity, this requirement will not apply provided that all the following conditions are met: (i) the funds have been used to finance projects under the Gas.Ar Plan; (ii) the proceeds have been transferred and settled through the MLC as from November 16, 2020; and (iii) the indebtedness has an average life of at least 2 (two) years.

Until December 31, 2022, access to the MLC for the payment of principal under indebtedness with related parties is subject to Central Bank approval, unless the customer has a “Certification of Increase of Exports of Goods in 2021” issued for the same value of the amount to be paid. Moreover, to the extent that the Central Bank’s previous consent is required to access the MLC to repay principal under external financial indebtedness with related parties, the authorization shall not be required provided that all the following conditions are met: (i) the funds have been entered and settled through the MLC as from October 2, 2020; and (ii) the indebtedness has an average life of at least 2 (two) years.

Access to the MLC to repay principal payments maturing on or before December 31, 2022 must comply with the provisions of Section 3.17 of the restated text of the Central Bank regulations.

In line with the rules established by the Central Bank, the CNV issued General Resolution No. 861 to facilitate debt refinancing transactions through the capital markets. In this regard, it provided that whenever the issuer intends to refinance debts through an exchange offer or new issues of negotiable obligations, in both cases offered in exchange or as consideration for negotiable obligations previously issued by the company and placed privately and/or existing claims against it, the requirement of placement by public offering will be deemed met when the new issue is subscribed through this method, by creditors of the company who are holders of negotiable obligations without public offering and/or existing claims representing a percentage of not more than thirty percent (30%) of the total amount effectively placed, and the remaining percentage is subscribed or paid in cash or in kind, by delivering negotiable obligations originally placed by public offering, or other securities publicly offered and listed and/or traded in markets authorized by the CNV, issued by the same company, by persons domiciled in Argentina or in countries not included in the list of non-cooperating jurisdictions for purposes of fiscal transparency, as contemplated in Section 24 of the Exhibit to Decree No. 862/2019 or any rules that may succeed it. Moreover, it established those certain requirements should be met to comply with the requirement of placement by public offering.

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

The Solidarity Law abrogated, as from fiscal year 2020, the provisions of Article 95 and part of the provisions of Article 96 of the ITL that established a cedular tax on interest payments resulting from the placement of capital in Argentine securities.

Furthermore, Article 33 of the Solidarity Law restored the validity of the Article 36 bis Exemption that exempts from, among others, income tax the results derived from the sale, exchange, conversion or other disposition of notes and the interest received by individuals and undivided estates that are considered residents in Argentina for tax purposes if the notes comply with the Exemption Requirements and Conditions.

Finally, section 26(u) of reside in non-cooperative jurisdictions provides an income tax exemption for capital gains from the sale, exchange, or other disposition of notes that complies with certain requirements, as described above.

Consequently, Argentine tax resident individuals and undivided estates located in Argentina will not be subject to income tax on the exchange of the Existing Notes if the provisions explained above apply

Foreign beneficiaries.

Pursuant to the Law No. 27,430, all income resulting from the purchase and sale, exchange or other disposition of shares and other securities earned by foreign beneficiaries will be exempt of the Income Tax, if they are listed on stock exchanges or securities markets and/or have an authorization for public offering under the supervision of the CNV and the foreign beneficiaries do not reside in or the funds not arising from “non-cooperating jurisdictions”. In case that the disposition does not meet the former requirements, the income obtained by foreign individual and legal entities will be taxable at a 13,5% rate on the gross price or 15% rate on the net capital gain (with the possibility of upgrading the cost of acquisitions from January 1, 2018 and onwards, considering the variation of the Internal Wholesale Price Index). In addition, Pursuant to Law No. 26,893, capital gains obtained by non-Argentine residents from the sale, exchange or other disposition of shares and other equity interests, bonds and other securities of Argentine companies were subject to capital gains tax until December 30, 2017, even if those transactions were entered into between nonresidents.

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

Local entities.

Decree No. 1,076/92, as amended by Decree No. 1157/1992, ratified by Argentine Law No. 24,307, eliminated the Article 36 bis Exemption for holders of negotiable obligations subject to Title VI of the ITL. As a result, Argentine Entities will be subject to income tax on interest arising from the New Notes and capital gains derived from the sale, exchange, conversion or other disposition of the New Notes.

Pursuant to Law 27,630 the income tax rate applicable to Argentine Entities is amended, establishing a progressive tax rate system from 25% to 35% depending on the accumulated taxable net income detailed below:

Net accumulated profit		Pay AR$	%	On surplus ir Ar$
over $	to $
$0	$7.604.948,57	$ 0,00	25%	$0,00
$7.604.948,57	$76.049.485,68	$1.901.237,14	30%	$7.604.948,57
$76.049.485,68	onwards	$22.434.598,28	35%	$76.049.485,68

Losses from the sale of the Company's common shares or ADSs may be applied to offset such gains. The aforementioned amounts shall be updated annually, as from 01/01/2022, considering the annual variation of the consumer price index (CPI) provided by the National Institute of Statistics and Census (INDEC), a decentralized agency under the Ministry of Economy, corresponding to the month of October of the year prior to the adjustment, with respect to the same month of the previous year. The amounts determined by application of the described mechanism will be applicable for the fiscal years that begin after each update.

The Article 36 bis Exemption and the exemption under subsection u) of the Article 26 of the ITL are not applicable to Argentine taxpayers subject to the tax adjustment for inflation rules in Argentina in accordance with Title VI of the ITL (in general, such taxpayers are legal entities organized under Argentine laws, local branches of foreign legal entities based in Argentina, sole proprietorships or natural persons engaged in certain commercial activities in Argentina, among others) (“Argentine Entities”). Hence, such taxpayers would be subject to capital gains tax on the exchange of the Existing Notes for the New Notes and for accrued and unpaid interest on the Existing Notes.

Pursuant to Law 27,630 the income tax rate applicable to Argentine Entities is amended, establishing a progressive tax rate system (rates from 25% to 35% depending on the accumulated taxable net income) and the application of a vat% withholding rate to any dividend or profit made by said subjects to Argentine resident individuals and Foreign Beneficiaries generated as from January 1, 2018, inclusive, disregarding the tax period when the respective dividend or profit is made available for said shareholders. Said modifications will take effect from the fiscal periods beginning as of January 1, 2021.

Dividends tax

With 27.430 Law and after the amendments introduced by 27.541 Law and 27.630 Law, the net income of individuals, undivided estates and Beneficiaries Abroad derived from dividends and profits distributed by Argentine Entities began to be taxed. The applicable rate is 7%.

Such tax must be withheld by the entities paying such dividends and profits.

General Resolution (AFIP) No. 5060 adjusts the rate applicable to the dividend and profit withholding regime within the framework of the amendments introduced in the income tax by Law 27,630, among other matters.

For the preceding fiscal years, the 30% rate was applicable to capital gains obtained by Argentine entities, while the rate for dividends and similar profits distributed by such entities will be 7%, regardless of the fiscal period in which such dividends and profits are made available.

Article 20 of the Income Tax Law defines as low or no-tax countries those whose tax rate is lower than 60% of the Argentine corporate rate. By replacing a single rate with a progressive scale, Law 27,630 defines that for purposes of determining this limit, the lowest rate of the scale (i.e. 25%) must be considered.

Through 27,638 Law, applicable as from the tax period 2021 and subsequent periods, an exemption is established with respect to interest or the denomination of the yield resulting from the placement of capital in instruments issued in local currency intended to promote productive investment, established by the National Executive Power, provided that it is so provided in the regulation that governs them, and to the extent that they are not included in the first paragraph of article 26 paragraph h) of the Income Tax Law.

On the other hand, Decree 621/2021 provides a definition of those instruments in local currency included in the second paragraph of paragraph h) of Article 26 of the Income Tax Law, incorporating an article after Article 80 of the regulatory decree of the Income Tax Law.With respect to dividends paid to shareholders residing abroad, such withholding may be reduced by a tax treaty between Argentina and their country of residence. See “Item 10. Additional Information—Taxation—Tax Treaties” below.

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

Solidarity and Extraordinary Contribution

As from the enactment of Law 27,605, an extraordinary contribution was created, on an emergency basis and for one time only, which is mandatory and applies to the assets existing as of December 18, 2020 belonging to certain individuals and undivided estates (the "Extraordinary Contribution").

Among the subjects reached by this Extraordinary Contribution are: (a) individuals and undivided estates resident in the country as well as those individuals of Argentine nationality whose domicile or residence is in "non-cooperating jurisdictions" or "low or no tax jurisdictions" under the terms of the Income Tax Law, for the totality of their assets in the country and abroad; and (b) individuals and undivided estates resident abroad (except those mentioned in the previous point) for the totality of their assets in the country.

In order to determine the residence of the taxpayer of the Extraordinary Contribution, the situation of such taxpayer as of December 31, 2019 must be considered and the residence criteria established in the Income Tax Law must be used.

In both cases, taxpayers will be exempt from this Extraordinary Contribution when the value of all their assets, included and valued according to the terms established in the Personal Property Tax Law, regardless of their treatment before such tax and without deduction of any non-taxable minimum, does not exceed Ps. 200,000,000, inclusive. When such amount is exceeded, the totality of the taxpayer's assets shall be subject to the Extraordinary Contribution.

For the taxpayers mentioned in point a), the taxable amount of this Extraordinary Contribution will be determined considering the total of the assets in the country and abroad owned by them, including contributions to trusts, trusts or private interest foundations and other similar structures, participation in companies or other entities of any kind without fiscal personality and direct or indirect participation in companies or other entities of any kind, existing at the date of entry into force of this law.

The Extraordinary Contribution to be paid will be determined based on a scale and rates that vary between 2 and 5.25%, depending on (i) the total value of the assets and (ii) the place where they are located. The differential of the assets located abroad with respect to those located in the country will be eliminated in the event of the repatriation of part of such assets within a certain term and as long as the funds remain until December 31, 2021 deposited in an account in the name of its owner or assigned, once such deposit has been made, to any of the destinations established by the National Executive Power ("PEN").

The application, collection and control of this Extraordinary Contribution will oversee the AFIP, and the provisions of the Tax Procedures Law (Law 11,683, text as amended in 1998 and its amendments) and the Criminal Tax Regime of Title IX of Law 27,430 and its amendments will be supplementary applicable.

Finally, it should be noted that the regulation of the Extraordinary Contribution by the PEN is still pending at the date of preparation of this document.

Although the Extraordinary Contribution was conceived as a one-time tax to be paid on assets existing as of December 18, 2020, it is important to mention that in Argentina there are precedents of taxes that have been created on an exceptional basis and for a limited period, which later have been extended for additional periods (e.g., Tax on Credits and Debits in Bank Accounts).

Value Added Tax

All financial transactions and operations related to the issuance, placement, purchase, sale, transfer, payment of principal and/or interest, or the redemption of the New Notes and the Existing Notes placed through public offering and their guarantees are exempt from Value Added Tax provided that their issuance complies with all the Exemption Requirements and Conditions. Interest under the Private Notes would also be exempt from Value Added Tax when the notes comply whit the requirements mentioned before.

Furthermore, even if the Exemption Requirements and Conditions are not met, the sale or transfer of New Notes will be exempt from this tax pursuant to Article 7(b) of the Value Added Tax Act, in accordance with the amendments effected by Decree No. 280/1997. The above-mentioned exemptions operate in relation to transactions carried out in Argentina with respect to both Argentine and foreign securities; while those carried out abroad are outside the scope of the tax.

Personal assets tax

Under the Personal Assets Tax Act No. 23,966, as amended (the “Personal Assets Tax Act”), and Regulatory Decree No. 127/1996, individuals and undivided estates resident in Argentina are subject to a Personal Assets Tax (the “Personal Assets Tax”) on their assets located both in the country or abroad (such as the New Notes) held at December 31 of each year, unless an exemption applies. Individuals and undivided estates not residing in Argentina are only liable for this tax upon their assets located in Argentina (such as the New Notes) held at December 31 of each year, unless an exemption applies. Securities, such as the New Notes, are only deemed to be located in Argentina when issued by an entity residing in Argentina, such as the Issuer.

The Personal Assets Tax is calculated by reference to market value, in the case of negotiable securities listed on any market, or to the acquisition cost plus the interest accrued and unpaid and exchange rate differences, in the case of negotiable securities not listed on public markets, in both cases as of December 31 of each year. Assets are taxable when the aggregate value thereof exceeds the total amount of Ps.6,000,000 in the 2021 tax period and subsequent tax periods.

The applicable tax rates for individuals and undivided estates resident in Argentina and holding assets subject to taxation for an amount exceeding the minimum threshold are shown below (except for the holding of shares or other participations in companies regulates by the General Companies Law):

(i) On total assets located in Argentina subject to taxation:

Aggregate value of assets exceeding the minimum threshold		Pay AR$	plus %	Over the exceeding amount of AR$
More than AR$	To AR$
0	3,000,000, inclusive	0	0.50%	0
3,000,000	6,500,000, inclusive	15,000	0.75%	3,000,000
6,500,000	18,000,000, inclusive	41,250	1.00%	6,500,000
18,000,000	100,000,000 inclusive	156,250	1.25%	18,000,000
100,000,000	300,000,000 inclusive	1,181,250	1.50%	100,000,000
300,000,000	onwards	4,181,250	1.75%	300,000,000

Source: Article 3, Law No. 27,667.

(ii) On total assets located abroad subject to taxation:

Aggregate value of assets located in Argentina and abroad		Aggregate value of assets located abroad exceeding the minimum threshold not computed against the assets located in Argentina must pay %
Over Ps.	Up to Ps.
0	3,000,000, inclusive	0.70%
3,000,000	6,500,000, inclusive	1.20%
6,500,000	18,000,000, inclusive	1.80%
18,000,000		2.25%

Source: Article 4, Law No. 27,667.

As from fiscal years starting on January 1, 2022, inclusive, the amounts of the minimum threshold and the amounts of the tables above, shall be updated annually considering the annual variation of CPI provided by the INDEC, corresponding to the month of October of the year prior to the adjustment, with respect to the same month of the previous year

In addition, the Argentine executive branch is authorized to establish lower tax rates applicable to financial assets located abroad, in case the taxpayer repatriates part of the total value of its financial assets located abroad (which includes the repatriation of funds obtained through the sale of financial assets located abroad and of foreign currency held abroad).

Additionally, the law established a definition for the concept “financial assets located abroad” by listing different types of assets such as deposits in foreign currency in banks and/or foreign financial or similar institutions and corporate shares or equivalent (private securities, shares, quotas and other participations) of all types of entities.

Through the enactment of 27,638 Law, applicable as from the tax period 2021 and subsequent periods, certain tax exemptions are established, among which are negotiable obligations issued in local currency that comply with the Exemption Requirements and Conditions.

Regarding assets located in Argentina, individuals and undivided estates resident abroad will be subject to the 0.50% rate, it being stipulated, however, that the income tax will not apply when its amount is equivalent to or less than AR$ 255.75. Personal assets tax applies to the market value of the New Notes (or the acquisition costs plus accrued and unpaid interest and exchange rate differences in the event the New Notes are no longer listed) as of December 31 of every calendar year.

Although the New Notes directly held by individuals residing abroad and undivided estates located abroad would technically be subject to the Personal Assets Tax, under current legislation the procedure for payment of the tax has not been established in relation to the New Notes held by such taxpayers, unless the notes are owned jointly by Argentine residents or held in escrow or otherwise, deposited, or managed by Argentine residents on a jointly basis, in which case such Argentine residents are required to pay Personal Assets Tax accordingly.

Although Personal Assets Tax applies only to securities held by individuals or undivided estates resident in Argentina or abroad, as described above, the Personal Assets Act sets forth a legal presumption, regardless of any evidence to the contrary, whereby securities issued by Argentine private issuers directly owned by a foreign legal entity that (i) is a resident in a jurisdiction not requiring registration of private shares or securities, and (ii) either (a) under its corporate charter, or under the regulatory system applying to such foreign entity, may only carry on investment activities outside the jurisdiction where it was organized, or (b) may not enter into certain transactions permitted under its corporate charter or under the regulatory framework in its jurisdiction of incorporation, are deemed to be owned by an individual domiciled, or an undivided estate located, in Argentina, and therefore subject to Personal Assets Tax.

In such case, the law provides that the issuer (the “Substitute Obligor”) has the duty to pay Personal Assets Tax at twice the rate stated above. The Personal Assets Tax Act empowers the Substitute Obligor to seek reimbursement of any tax amount so paid, including by way of withholding or foreclosing directly on the assets originating such payment.

The above legal presumption does not apply to the following foreign entities that are direct holders of securities such as the New Notes: (a) insurance companies; (b) open-end mutual funds; (c) pension funds; and

(d) banks or financial institutions whose headquarters are located in countries whose central banks or equivalent bodies have adopted the international banking supervision standards established by the Basel Committee. Similarly, Decree 812/1996 dated July 24, 1996 provides that the legal presumption analysed above shall not apply to private shares and securities, such as the New Notes, whose public offering has been authorized by the CNV and which may be traded in markets or stock exchanges located in Argentina or abroad. In order to ensure that this legal presumption will not apply, and therefore that the Argentine private issuer will not be liable as a Substitute Obligor in connection with the New Notes, the issuer shall keep in its records a duly certified copy of the CNV resolution authorizing the public offering of the private shares or debt securities (in this case, the New Notes) and evidence that such certificate or authorization was in effect on December 31 of the year in which the tax obligation arose as required by General Resolution (AFIP) No. 2,151 dated October 31, 2006.

Bank Debits and Credits Tax

Act No. 25,413, as amended, establishes, with exceptions, a tax applicable to debits and credits in accounts opened with institutions governed by the Argentine Financial Entities Law No. 21,526 and on other transactions replacing the use of such current accounts.

The general rate is 0.6% on each debit and credit. Rates of 1.2% or 0.075% may be applied to certain specially planned transactions.

Pursuant to Decree No. 409/2018 (published in the Official Gazette of Argentina on May 7, 2018), 33% of the tax paid levied on the debits and credits at the 0.6% tax rate and 33% of the tax paid on transactions levied at a 1.2% rate will be considered as a payment on account of federal taxes2 and/or on account of the Special Tax for Cooperatives. The remaining amount may be deducted from the income tax base. If a lower rate were applicable the tax credit would be 20%.

For micro, small and medium-sized companies registered as such in accordance with the provisions of Argentine legislation, the percentage of prepayment of the income tax may be higher, as applicable.

Regarding debits and credits verified in accounts opened in Argentine financial entities, the Solidarity Law provides that, for taxable events occurred as of December 24, 2019, when cash withdrawals are made under any form, debits incurred in such accounts will be subject to the double of the tax rate set forth for each case, over the amount of the relevant withdrawal. This rate increase will not apply to accounts whose holders are individuals or legal entities that evidence their condition as “micro” and “small” companies.

Article 10 subsection (s) of the Annex to Decree No. 380/2001 as amended, sets forth that debits and credits from and into special current accounts (Communication “A” 3250 of the Argentine Central Bank ) are not subject to this tax if the holders of such accounts are foreign entities and the accounts are exclusively used in connection with financial investments in Argentina.

In order to obtain certain exemptions and/or reductions in the rate of this tax, it may be necessary to register the bank accounts with the tax authority (AFIP-DGI) in accordance with the provisions of General Resolution AFIP No. 3900/2016.

Act No. 27,432 (promulgated and published in the Official Gazette on December 29, 2017) extended this tax until December 31, 2022, inclusive.

Decree 796/2021 incorporates several amendments to the regulation of the tax on bank credits and debits (Decree No. 380/2001), among which, we highlight that it provides that the tax exemptions will not be applicable when the movement of funds are linked to the purchase, sale, swap, brokerage and/or any other transaction on cryptoassets, cryptocurrencies, digital currencies, or similar instruments.

Tax for an Inclusive and Solidary Argentina

The Solidarity Law established on an emergency basis and for the term of five fiscal periods from the date this Law entered into force in December 2019, a national tax applicable to certain transactions of purchase of banknotes and foreign currency in foreign currency and other transactions of exchange of foreign currency and procurement of services carried out by Argentine residents (individual or Argentine Entities, undivided estates and other liable entities). The applicable rate is generally 30%. Investors should take into consideration the rules applicable to their specific situation.

In addition, General Resolution (AFIP) N° 4815/2020 established on the operations subject to said tax and for the taxpayers defined in Article 36 of the Solidarity Law that qualify as Argentine residents, in the terms of Article 116 and subsequent of the ITL, the application of a thirty-five percent (35%) collection on the amounts in AR$ that, for each case, are detailed in Article 39 of the Solidarity Law.

Said collection will have the character of payment on account and will be computable in the annual income tax return or, where appropriate, the annual Personal Assets Tax return, corresponding to the fiscal period in which they were incurred.

Additionally, this general resolution establishes a refund regime for those subjects to whom the established collection has been applied and who are not taxpayers of income tax or, where appropriate, Personal Assets Tax.

Turnover Tax

The turnover tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the customary purchase and sale, exchange or other disposition of common shares and ADSs, and/or the collection of dividends at an average rate between 6% and 10%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax.

Provincial Collection Regimes on Credits in Bank Accounts

Different provincial revenue agencies (such as Corrientes, Córdoba, Tucumán, Buenos Aires and Salta, among others, as well as the City of Buenos Aires) have established collection regimes for the turnover tax that may be applicable to the credits arising from bank accounts opened at Argentine financial institutions, whatever their nature or type, and embracing all their branches, regardless of the territory where they are based. These regimes apply to those taxpayers enrolled with the revenue agency of each jurisdiction. The applicable rates depend on each agency, in a range that goes up to 5.0%.

For taxpayers subject to these advanced payment regimes, any payment applicable qualifies as an advanced payment of the turnover tax.

In relation to these regimes, when signing the Fiscal Consensus, the Argentine provinces and the City of Buenos Aires undertook to establish an automatic refund mechanism to the taxpayer of the positive balance generated by withholdings and collections accumulated during a reasonable period which may not exceed in any circumstances six months from the filing of the request made by the taxpayer, provided that the conditions and the procedure established by the local jurisdictions for this refund are satisfied and followed. Likewise, by means of the agreement signed on December 4, 2020, between the Executive Power and the representatives of certain Argentine jurisdictions, the Argentine jurisdictions assumed the commitment to seek the necessary measures for the purposes of applying mechanisms of automatic refund, compensation or credit transfer of the positive balance generated by the withholdings and collections, provided that the taxpayers comply with the specific requirements of the case in question.

Investors will have to confirm the existence of these mechanisms depending on the jurisdiction involved.

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

United States Federal Income Tax Considerations

This summary describes certain U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of ADSs. This summary applies to a holder only if such holder holds the ADSs as capital assets for tax purposes. This summary does not address the Medicare tax on net investment income, the alternative minimum tax or under special timing rules prescribed under section 451(b) of the Code. This summary also does not apply to investors that are members of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
•	a bank;
•	a life insurance company;
•	a tax-exempt organization;
•	an entity or arrangement treated as a partnership for U.S. federal income tax purposes, or a partner therein;
•	a person that holds ADSs that are a hedge or that are hedged against interest rate or currency risks;
•	a person that holds ADSs as part of a straddle or conversion transaction for tax purposes;
•	a person whose functional currency for U.S. tax purposes is not the U.S. Dollar; or
•	a person that owns or is deemed to own 10% or more of any class of our stock.

This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Investors should consult their own tax advisors concerning the consequences of purchasing, owning, and disposing of ADSs in their particular circumstances, including the possible application of state, local, non-U.S. or other tax laws. For purposes of this summary, an investor is a “U.S. holder” if such investor is a beneficial owner of an ADS and is:

•	an individual who is a citizen or resident of the United States;
•	a U.S. domestic corporation; or
•	otherwise subject to U.S. federal income tax on a net income basis with respect to income from the ADS.

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

Subject to certain exceptions for short-term (60 days or less) positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 and 2021 taxable years. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2022 taxable year.

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

In the event of a distribution of bonds or other property, U.S. holders of ADSs or Class B common shares should consult their tax advisors regarding the tax consequences to them of receipt of such bonds or other property (or, in the case of a holder of ADSs, the receipt of the proceeds of the sale or other disposition by the depositary of such bonds or other property).

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

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See “Item 10. Additional Information—Taxation”. It will distribute only whole U.S. Dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, holders of ADSs may lose some or all of the value of the distribution.

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
205

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

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

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

Foreign Currency Risk

Our cash, deposits and financial assets denominated in U.S. Dollars amounted to U.S.$12 million and U.S.$23 million of sovereign bonds as of December 31, 2021.

As of December 31, 2021, the potential loss to the Company that would result from a hypothetical 10% change in foreign currency exchange rates, after giving effect to the impact of the change on our assets and liabilities denominated in foreign currency as of December 31, 2021, was approximately Ps.646 million, primarily due to the increase in the principal amount of, and debt service payments on, our foreign currency indebtedness.

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

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2021 and 2020, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the highest percentage of its indebtedness in instruments that accrue interest at fixed rates.

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	Year ended December 31,
	2021	2020	2019
	(in millions of Pesos)
Fixed rate:
US dollar	10,262	12,681	17,133
Sobtotal loans at fixed rates:	10,262	12,681	17,133
Floating rate:
US dollar	-	-	3,113
Sobtotal loans at floating rates:	-	-	3,113
Total loans:	10,262	12,681	20,246

Item 12.	Description of Securities Other than Equity Securities

Persons depositing common shares or holders of ADSs will be required to pay certain fees and expenses, as described in the table below, which the depositary is entitled to deduct prior to making any cash dividend or other cash distribution on the deposited shares.

Persons depositing common shares or ADS holders must pay:	For:
U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•        Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property

•        Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

U.S.$0.02 (or less) per ADS	• Any cash distribution to the holder of the ADSs
U.S.$0.02 (or less) per ADS per year	• Depositary services
A fee equivalent to the fee that would be payable if securities distributed to the holder of ADSs had been common shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders
Registration or transfer fees	• Transfer and registration of common shares on our common share register to or from the name of the depositary or its agent when the holder of ADSs deposits or withdraw common shares.
Expenses of the depositary in converting foreign currency to U.S. Dollars
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
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

Our management has evaluated, under the supervision of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of December 31, 2021.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that Company's disclosure controls and procedures were effective as of December 31, 2021.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2021.

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

d)	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Esteban Gabriel Macek, an independent member of our Board of Directors, under Argentine law and Rule 10A-3, is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities and Exchange Act of 1934. See “Item 6. Directors, Senior Management and Employees—Board Practices—Audit Committee”.

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

Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers network) acted as our independent registered public accounting for the fiscal years ended December 31, 2021 and 2020. The chart below sets forth the services rendered to us by Price Waterhouse & Co. S.R.L. and the fees accrued in the last two years for those services (including related expenses), and breaks down these amounts by category of service in million of Pesos in constant currency:

	Year ended December 31,
	2021	2020
Audit fees	34.6	32.9
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	34.6	32.9

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
216

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
218

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
219

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

Item 16 H. Mine Safety Disclosures

Not applicable.

Item 16 I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

Our financial statements are included in this annual report beginning on page F-1.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Estatutos sociales (corporate bylaws) of Empresa Distribuidora y Comercializadora Norte S.A. (English translation) (previously filed as Exhibit 3.1 to Edenor’s Registration Statement on Form F-1 (File No. 333-141894) on April 4, 2007 and incorporated by reference herein.)
2.1	Form of Deposit Agreement among Empresa Distribuidora y Comercializadora Norte S.A., The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts (previously filed as Exhibit 4.1 to Edenor’s Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-141894) on April 20, 2007 and incorporated by reference herein.)
2.2	Indenture dated October 9, 2007, between Empresa Distribuidora y Comercializadora Norte S.A., as Issuer, and The Bank of New York, as Trustee, Co-Registrar and Paying Agent, and Banco Santander Río S.A., as Registrar, Transfer and Paying Agent in Argentina and Representative of the Trustee in Argentina (previously filed as Exhibit 2.3 to Edenor’s Annual Report on Form 20-F (File No. 001-33422) on June 26, 2008 and incorporated by reference herein).

2.3	Registration Rights Agreement, dated October 9, 2007, between Empresa Distribuidora y Comercializadora Norte S.A. and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. as Representatives of the Initial Purchasers (previously filed as Exhibit 2.4 to Edenor’s Annual Report on Form 20-F (File No. 001-33422) on June 26, 2008 and incorporated by reference herein).
2.4	Indenture dated October 25, 2010, between Empresa Distribuidora y Comercializadora Norte S.A., as Issuer, and The Bank of New York, as Trustee, Co-Registrar and Paying Agent, and Banco Santander Río S.A., as Registrar, Transfer and Paying Agent in Argentina and Representative of the Trustee in Argentina (previously filed as Exhibit 2.5 to Edenor’s Annual Report on Form 20-F (File No. 001-33422) on June 6, 2011, and incorporated by reference herein).
2.D	Description of securities registered under Section 12 of the Securities Exchange Act of 1934.
12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

222

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima
/s/ GERMAN RANFTL
Date: April 5, 2022	Name: German Ranftl Title: Chief Financial Officer

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

Management conducted an evaluation of the effectiveness of Edenor S.A.’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013 Based on such evaluation, Management concluded that the Edenor S.A.’s internal control over financial reporting was effective as of December 31, 2021.

Date: March 9th, 2022.

/S/ NEIL BLEASEDALE	/S/ GERMAN RANFTL
Neil Bleasedale	German Ranftl
Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (the “Company”) as of December 31, 2021 and 2020, and the related statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s current economic and financial situation is a material uncertainty that may cast significant doubt on its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

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

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Impairment Assessment of Property, Plant and Equipment

As described in Notes 6.c and 14 to the financial statements, as of December 31, 2021, the Company’s property, plant and equipment balance was $195,374 million. As disclosed in Note 6.c, the Company analyzes the recoverability of its long-lived assets (including property, plant and equipment) on a periodic basis or when events or changes in circumstances indicate that the recoverable amount of the long-lived assets, which is measured as the higher of value in use or fair value less costs to sell at the end of the period, may be impaired. According to the situation described in Notes 1 and 2.b., the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated. The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration. Management’s cash flow projections included significant judgments and assumptions relating to the discount rate; nature, timing, and form of the electricity rate increases; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates.

The principal consideration for our determination that performing procedures relating to impairment assessment of property, plant and equipment is a critical audit matter is that there was significant judgment by management when developing the recoverable value measurement of the property, plant and equipment, which, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including the discount rate; nature, timing, and form of the electricity rate increases; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist us in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the Company’s property, plant and equipment. These procedures also included, among others, testing management’s process for developing the value-in-use estimate; evaluating the appropriateness of the discounted cash flow model, as well as the mathematical accuracy of the calculations; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management relating to the discount rate; nature, timing, and form of the electricity rate increases; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the energy distribution business, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist us in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rate. The procedures performed also included evaluating the sufficiency of the information disclosed in the financial statements regarding the evaluation of the recoverable amount of property, plant and equipment.

Company’s Going Concern Assessment

As described above and in Note 1 to the financial statements, the Company’s current economic and financial situation is a material uncertainty that may cast significant doubt on its ability to continue as a going concern. The suspension of the electricity rate adjustment since February 2019, in spite of the constant increase of the operating costs and the investments necessary, both for the operation of the network and for maintaining the quality of the service, in a context of inflation in which the Argentine economy has been since mid-2018, represents a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern, which may result in the Company being obliged to defer certain payment obligations or being unable to meet expectations for salary increases or the increases recorded in third-party costs. Management's plans in regard to these matters are also described in Note 1. The financial statements have been prepared assuming that the Company will continue as a going concern. This matter is also described in the “Material Uncertainty Related to Going Concern” section of our report.

The principal considerations for our determination that performing procedures relating to the Company’s going concern assessment is a critical audit matter are the significant judgment by management when evaluating the uncertainty related to financial condition, operating results and cash flows, which impacts the Company’s forecasted operating results. This, in turn, led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including the nature, opportunity and form of the electricity rate increases; demand for electricity projections; evolution of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority; and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates. In addition, the audit effort involved the use of professionals with specialized skills and knowledge to assist us in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls related to the Company's going concern assessment, including forecasting related to financial condition, operating results cash flows. The procedures also included, among others (i) testing management’s process for forecasting operating results within one year after the date the financial statements are issued; (ii) evaluating the mathematical accuracy of the calculations; (iii) testing the completeness, accuracy, and relevance of underlying data used in the model; and (iv) evaluating the reasonableness of significant assumptions, including the nature, opportunity and form of the electricity rate increases; demand for electricity projections; evolution of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority; and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates. Professionals with specialized skills and knowledge were used to assist us in evaluating whether the assumptions were reasonable considering the consistency with external market and industry data.

PRICE WATERHOUSE & CO. S.R.L.

______________________________

/s/ Raúl Leonardo Viglione (Partner)

Autonomous City of Buenos Aires, Argentina

March 9, 2022

We have served as the Company’s auditor since 2006.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2020

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Stated in millions of Argentine Pesos in constant currency – Note 3)

2021 FINANCIAL STATEMENTS

Legal Information		2
Statement of Comprehensive Income (Loss)		3
Statement of Financial Position		4
Statement of Changes in Equity		6
Statement of Cash Flows		7

Notes to the Financial Statements:
1 |	General information	9
2 |	Regulatory framework	11
3 |	Basis of preparation	17
4 |	Accounting policies	19
5 |	Financial risk management	31
6 |	Critical accounting estimates and judgments	37
7 |	Interest in joint ventures	40
8 |	Contingencies and lawsuits	40
9 |	Revenue from sales and energy purchases	43
10 |	Expenses by nature	45
11 |	Other operating income (expense)	46
12 |	Net financial costs	47
13 |	Basic and diluted (loss) income per share	47
14 |	Property, plant and equipment	48
15 |	Financial instruments	50
16 |	Right-of-use asset	52
17 |	Inventories	52
18 |	Other receivables	52
19 |	Trade receivables	53
20 |	Financial assets at amortized cost	54
21 |	Financial assets at fair value through profit or loss	55
22 |	Cash and cash equivalents	55
23 |	Share capital and additional paid-in capital	55
24 |	Allocation of profits	55
25 |	The Company’s share-based compensation plan	56
26 |	Trade payables	56
27 |	Other payables	57
28 |	Deferred revenue	58
29 |	Borrowings	58
30 |	Salaries and social security taxes payable	60
31 |	Benefit plans	61
32 |	Income tax and deferred tax	63
33 |	Tax liabilities	64
34 |	Provisions	65
35 |	Related-party transactions	65
36 |	Keeping of documentation	67
37 |	Shareholders’ Meetings	67
38 |	Termination of agreement on real estate asset	68
39 |	Change of control	69
40 |	Events after the reporting year	69

Independent Auditors’ Report

2021 FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial Statements.

Terms	Definitions
ADS	American Depositary Shares
BCRA	Central Bank of Argentina
BICE	Banco de Inversión y Comercio Exterior
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Company’s Own Distribution Cost
DNU	Executive Order issued on the grounds of Necessity and Urgency
EASA	Electricidad Argentina S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FIDUS	FIDUS Sociedad de Garantías Recíprocas
GUDI	Large Users of the Distribution Company
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
MEM	Wholesale Electricity Market
MULC	Single Free Foreign Exchange Market
OSV	Orígenes Seguros de Vida S.A.
PBA	Province of Buenos Aires
PEN	Federal Executive Power
RDSA	Ribera Desarrollos S.A.
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
REM	Market Expectations Survey
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SE	Energy Secretariat
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
WHO	World Health Organization

2021 FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-	of the Articles of Incorporation: August 3, 1992
-	of the last amendment to the By-laws: May 28, 2007 (Note 37)

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Empresa de Energía del Cono Sur S.A.

Legal address: 1252 Maipú Ave., 12th Floor - CABA

Main business of the parent company: Investment in edenor’s Class “A” shares.

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2021

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 23)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)	Includes 31,134,420 and 31,380,871 treasury shares as of December 31, 2021 and 2020, respectively.
(2)	Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

2021 FINANCIAL STATEMENTS

edenor

Statement of Comprehensive Income (Loss)

for the years ended December 31, 2021, 2020, and 2019

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.21	12.31.20	12.31.19

Revenue	9	113,500	137,782	184,739
Energy purchases	9	(69,800)	(87,408)	(117,160)
Subtotal		43,700	50,374	67,579
Transmission and distribution expenses	10	(29,112)	(29,974)	(33,164)
Gross margin		14,588	20,400	34,415

Selling expenses	10	(11,495)	(16,362)	(15,099)
Administrative expenses	10	(7,447)	(8,075)	(7,881)
Other operating income	11	4,842	3,635	3,567
Other operating expense	11	(4,887)	(3,399)	(5,249)
Impairment of property, plant and equipment	6.c	-	(26,248)	-
Income from interest in joint ventures		2	-	3
Operating profit		(4,397)	(30,049)	9,756

Agreement on the Regularization of Obligations	2.f	-	-	35,111

Financial income	12	65	83	118
Financial costs	12	(26,961)	(13,996)	(13,889)
Other financial results	12	1,741	(2,852)	(7,236)
Net financial costs		(25,155)	(16,765)	(21,007)

Monetary gain (RECPAM)		23,844	14,734	22,987

(Loss) Income before taxes		(5,708)	(32,080)	46,847

Income tax	32	(15,636)	5,376	(21,924)
(Loss) Income for the year		(21,344)	(26,704)	24,923

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	31	200	164	(15)
Tax effect of actuarial profit on benefit plans	32	(70)	(49)	5
Total other comprehensive results		130	115	(10)

Comprehensive (loss) income for the year attributable to:
Owners of the parent		(21,214)	(26,589)	24,913
Comprehensive (loss) income for the year		(21,214)	(26,589)	24,913

Basic and diluted (loss) income per share:
(Loss) Income per share (argentine pesos per share)	13	(24.39)	(30.52)	28.47

The accompanying notes are an integral part of the Financial Statements.

2021 FINANCIAL STATEMENTS

edenor

Statement of Financial Position

as of December 31, 2021 and 2020

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.21	12.31.20
ASSETS
Non-current assets
Property, plant and equipment	14	195,374	188,478
Interest in joint ventures	7	14	17
Right-of-use asset	16	425	344
Other receivables	18	7	143
Financial assets at amortized cost	20	-	361
Total non-current assets		195,820	189,343

Current assets
Inventories	17	3,441	2,823
Other receivables	18	2,133	941
Trade receivables	19	17,563	21,352
Financial assets at amortized cost	20	243	117
Financial assets at fair value through profit or loss	21	15,451	3,352
Cash and cash equivalents	22	3,172	6,582
Total current assets		42,003	35,167
TOTAL ASSETS		237,823	224,510

2021 FINANCIAL STATEMENTS

edenor

Statement of Financial Position

as of December 31, 2021 and 2020 (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.21	12.31.20
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	23	875	875
Adjustment to share capital	23	55,382	55,373
Treasury stock	23	31	31
Adjustment to treasury stock	23	1,187	1,196
Additional paid-in capital	23	766	760
Cost treasury stock		(4,607)	(4,607)
Legal reserve		3,894	3,894
Voluntary reserve		37,709	64,413
Other comprehensive loss		(199)	(329)
Accumulated losses		(21,344)	(26,704)
TOTAL EQUITY		73,694	94,902

LIABILITIES
Non-current liabilities
Trade payables	26	660	786
Other payables	27	9,452	9,483
Borrowings	29	-	12,465
Deferred revenue	28	1,687	2,220
Salaries and social security payable	30	398	458
Benefit plans	31	997	1,130
Deferred tax liability	32	49,438	35,774
Provisions	34	3,981	3,668
Total non-current liabilities		66,613	65,984
Current liabilities
Trade payables	26	76,177	49,820
Other payables	27	3,977	4,526
Borrowings	29	10,262	216
Deferred revenue	28	44	55
Salaries and social security payable	30	4,515	5,635
Benefit plans	31	131	127
Income tax payable	32	1,254	-
Tax liabilities	33	619	2,705
Provisions	34	537	540
Total current liabilities		97,516	63,624
TOTAL LIABILITIES		164,129	129,608

TOTAL LIABILITIES AND EQUITY		237,823	224,510

The accompanying notes are an integral part of the Financial Statements.

2021 FINANCIAL STATEMENTS

edenor

Statement of Changes in Equity

for the years ended December 31, 2021, 2020, and 2019

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive (loss) profit	Accumulated (losses) profits	Total equity
Balance at December 31, 2018	883	55,806	23	763	760	(3,376)	483	1,159	-	(434)	41,742	97,809

Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019	-	-	-	-	-	-	2,165	39,577	-	-	(41,742)	-
Acquisition of own shares	(8)	(433)	8	433	-	(1,231)	-	-	-	-	-	(1,231)
Other comprehensive results	-	-	-	-	-	-	-	-	-	(10)	-	(10)
Income for the year	-	-	-	-	-	-	-	-	-	-	24,923	24,923
Balance at December 31, 2019	875	55,373	31	1,196	760	(4,607)	2,648	40,736	-	(444)	24,923	121,491

Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020	-	-	-	-	-	-	1,246	23,677	-	-	(24,923)	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	115	-	115
Loss for the year	-	-	-	-	-	-	-	-	-	-	(26,704)	(26,704)
Balance at December 31, 2020	875	55,373	31	1,196	760	(4,607)	3,894	64,413	-	(329)	(26,704)	94,902

Ordinary Shareholders’ Meeting held on April 27, 2021 (Note 37)	-	-	-	-	-	-	-	(26,704)	-	-	26,704	-
Other Reserve Constitution - Share-bases compensation plan (Note 25)	-	-	-	-	-	-	-	-	6	-	-	6
Payment of Other Reserve Constitution - Share-based compensation plan (Note 25)	-	9	-	(9)	6	-	-	-	(6)	-	-	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	130	-	130
Loss for the year	-	-	-	-	-	-	-	-	-	-	(21,344)	(21,344)
Balance at December 31, 2021	875	55,382	31	1,187	766	(4,607)	3,894	37,709	-	(199)	(21,344)	73,694

The accompanying notes are an integral part of the Financial Statements.

2021 FINANCIAL STATEMENTS

edenor

Statement of Cash Flows

for the years ended December 31, 2021, 2020, and 2019

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.21	12.31.20	12.31.19
Cash flows from operating activities
(Loss) Income for the year		(21,344)	(26,704)	24,923

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plant and equipment	14	9,101	9,812	9,499
Depreciation of right-of-use assets	16	458	478	336
Loss on disposals of property, plant and equipment	14	249	227	130
Net accrued interest	12	26,859	13,941	13,741
Income from customer surcharges	11	(1,936)	(2,339)	(2,364)
Exchange difference	12	1,602	4,458	8,561
Income tax	32	15,636	(5,376)	21,924
Allowance for the impairment of trade and other receivables, net of recovery	10	1,962	6,311	2,782
Adjustment to present value of receivables	12	150	195	157
Provision for contingencies, net of recovery	34	2,351	1,030	2,808
Changes in fair value of financial assets	12	(3,967)	(1,492)	(578)
Accrual of benefit plans	10	755	720	538
Recovery of provision for credit RDSA (Note 38)	12	(580)	-	-
Net gain from the cancelattion of Corporate Notes	12	(3)	(626)	(939)
Gain from interest in joint ventures		(2)	-	(3)
Income from non-reimbursable customer contributions	11	(47)	(40)	(14)
Termination of agreement on real estate asset		-	-	(247)
Other financial results		1,058	311	302
Impairment of property, plant and equipment	6.c	-	26,248	-
Agreement on the Regularization of Obligations	2.f	-	-	(35,111)
Monetary gain (RECPAM)		(23,844)	(14,734)	(22,987)
Changes in operating assets and liabilities:
Increase in trade receivables		(2,688)	(5,768)	(7,792)
(Increase) Decrease in other receivables		(808)	(528)	1,768
(Increase) Decrease in inventories		(847)	50	(1,037)
Increase in financial assets at amortized cost		-	(478)	-
Increase in deferred revenue		270	1,900	-
Increase in trade payables		18,237	20,475	7,754
Increase in salaries and social security payable		877	2,582	1,848
Decrease in benefit plans		(71)	(21)	(92)
(Decrease) Increase in tax liabilities		(1,966)	(137)	2,023
Increase (Decrease) in other payables		187	(81)	(1,473)
Derivative financial instruments payments		-	(438)	-
Decrease in provisions	34	(301)	(176)	(201)
Payment of income tax payable		-	(3,651)	(5,390)
Net cash flows generated by operating activities		21,348	26,149	20,866

2021 FINANCIAL STATEMENTS

edenor

Statement of Cash Flows

for the years ended December 31, 2021, 2020, and 2019 (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.21	12.31.20	12.31.19
Cash flows from investing activities
Payment of property, plants and equipments		(14,725)	(14,858)	(19,245)
Net collection of financial assets		-	-	3,347
(Purchase) Collection net of Mutual funds and government bonds		(10,824)	(3,997)	11,252
Mutuum charges granted to third parties		5	53	296
Mutuum payments granted to third parties		-	-	(204)
Collection of receivables from sale of subsidiaries		-	15	21
Net cash flows used in investing activities		(25,544)	(18,787)	(4,533)

Cash flows from financing activities
Payment of borrowings		-	(1,132)	(3,273)
Payment of lease liability		(526)	(1,035)	(439)
Payment of interests from borrowings		(895)	(1,385)	(2,331)
Cancelattion of Corporate Notes		(17)	(5,731)	(3,144)
Acquisition of own shares		-	-	(1,231)
Net cash flows used in financing activities		(1,438)	(9,283)	(10,418)

(Decrease) Increase in cash and cash equivalents		(5,634)	(1,921)	5,915

Cash and cash equivalents at the beginning of year	22	6,582	6,572	66
Financial results in cash and cash equivalents		2,228	1,386	288
Result from exposure to inflation		(4)	545	303
(Decrease) Increase in cash and cash equivalents		(5,634)	(1,921)	5,915
Cash and cash equivalents at the end of the year	22	3,172	6,582	6,572

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(1,521)	(1,846)	(1,126)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(539)	(371)	(874)

The accompanying notes are an integral part of the Financial Statements.

2021 FINANCIAL STATEMENTS

Note	1 | General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of Argentina, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentine Republic, whose shares are traded on the Buenos Aires Stock Exchange and the New York Stock Exchange (NYSE).

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

As a consequence of the share purchase and sale agreement entered into on December 28, 2020 between Pampa Energía S.A. and Empresa de Energía del Cono Sur S.A., all the Class A shares, representing 51% of the Company’s share capital and votes were transferred to the latter. That transaction was authorized by means of ENRE Resolution No. 207/2021 dated June 24, 2021. Therefore, Empresa de Energía del Cono Sur S.A. is the parent company of edenor (Note 39).

The Company’s economic and financial situation

In the last few fiscal years, the Company recorded negative working capital and operating losses. This situation is due mainly to the suspension of the electricity rate adjustment since February 2019, in spite of the constant increase of the operating costs and the investments necessary, both for the operation of the network and for maintaining the quality of the service, in an inflationary context in which the Argentine economy has been since mid-2018.

Additionally, this situation was exacerbated by the effects of the COVID-19 pandemic, which has had a severe social, economic and financial impact. Most of the world’s countries implemented exceptional actions, which had an immediate effect on their economies, as rapidly evidenced by the falls recorded in production and activity indicators. The governments’ immediate response to these consequences was the implementation of tax aids to sustain their citizens’ income and thereby reduce the risk of a breakdown in the chain of payments, with the aim of avoiding an economic and financial crisis.

2021 FINANCIAL STATEMENTS

With regard to the Company, in 2021 and the first months of the year 2022, the values of the electricity rate schedules suffered changes that, except for the provisions of ENRE Resolutions No. 107/2021 and 76/2022 dated April 30, 2021 and February 25, 2022 respectively (Note 2.b.), implied only the passing through of the seasonal prices not an improvement of revenues from the Company’s CPD, which are still insufficient to cover the economic and financial needs of the Distribution Company in a context of growing annual inflation, with the rate surpassing 50%. Nevertheless, and in spite of the aforementioned context with constant increases in operating costs, the investments necessary, both for the operation of the network and for maintaining and even improving the quality of the service, have been made.

Although in the current year the economic activity has shown a recovery after the effect caused by the COVID-19 pandemic throughout 2020, the country’s macroeconomic situation with the increase in the rate of inflation, the widening of the gap between the official dollar exchange rate and the dollar exchange rate quoted in the informal market, and the consequences of the agreement with the International Monetary Fund make it difficult to envisage a clear-cut trend of the economy in the short term.

This complex and vulnerable economic context is aggravated by the currency restrictions imposed by the BCRA pursuant to which the BCRA’s prior authorization is required for certain transactions, such as the Company’s transactions associated with the payment of imports of goods that are necessary for the provision of the service, and the payments to service the financial debt. These currency restrictions, or those to be implemented in the future, could affect the Company’s ability to access the MULC in order to acquire the foreign currency necessary to face its operating and financial obligations.

As a consequence of the described context, the Company witnessed an even greater deterioration of the economic and financial equation due to the rate freeze, the impossibility of taking legal action to enforce payment of debts for electricity consumed but not paid, and the increase in costs on the Company’s operating structure and supplies. Therefore, it became necessary to partially postpone payments to CAMMESA for energy purchased in the MEM as from the maturities taking place in March 2020 (Note 2.c), payment obligations which have been partially regularized, but as of December 31, 2021 accumulate a past due principal balance of $ 26,259, plus interest and charges for $ 23,880.

Despite the previously detailed situation, it is worth pointing out that, in general terms, the quality of the electricity distribution service has been significantly improved, both in duration and frequency of power cuts. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the demand, the Company is analyzing different measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact on the sources of employment, the execution of the investment plan, and the carrying out of the essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and safety.

Due to that which has been previously described, the Board of Directors understand that a material uncertainty exists that may cast significant doubt about edenor’s ability to continue as a going concern, which may result in the Company’s being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs.

2021 FINANCIAL STATEMENTS

Nevertheless, these financial statements have been prepared assuming that the Company will continue to operate as a going concern and do not include the adjustments or reclassifications that might result from the outcome of these uncertainties, inasmuch as this Distribution Company has historically been provided with transitional solutions that have made it possible to partially restore the economic and financial equation and ensure the operation of the distribution networks.

Note	2 | Regulatory framework

a)	Concession

The term of the concession is 95 years, which may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods. At the end of each management period, the Class “A” shares representing 51% of edenor‘s share capital, currently held by Empresa de Energía del Cono Sur S.A., must be offered for sale through a public bidding. If the latter makes the highest bid, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if Empresa de Energía del Cono Sur S.A. is not the highest bidder, then the bidder who makes the highest bid shall pay Empresa de Energía del Cono Sur S.A. the amount of the bid in accordance with the conditions of the public bidding. The proceeds from the sale of the Class “A” shares will be delivered to Empresa de Energía del Cono Sur S.A. after deducting any amounts receivable to which the Grantor of the concession may be entitled.

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

The Company is subject to the terms and conditions of its Concession Agreement and the provisions of the Regulatory Framework comprised of Federal Laws Nos. 14,772, 15,336 and 24,065, Executive Order No. 714/92 of the PEN, resolutions and regulatory and supplementary regulations issued by the authorities responsible for this matter, with the Company being responsible for the provision of the public service of electricity distribution and sale with a satisfactory quality level, complying for such purpose with the requirements set forth in both the aforementioned agreement and the Regulatory Framework.

Failure to comply with the established guidelines will result in the application of penalties, based on the economic damage suffered by the customer when the service is provided in an unsatisfactory manner, the amounts of which will be determined in accordance with the methodology stipulated in the above-mentioned agreement. The ENRE is the authority in charge of controlling strict compliance with the pre-established guidelines.

b)	Electricity rate situation

On March 5, 2021, by means of Resolution No. 53/2021, the ENRE called a Public Hearing to make known and listen to opinions on the distribution companies’ Transitional Tariff System, with such Public Hearing being held in the framework of the Tariff Structure Review (RTI) Process and prior to defining the electricity rates to be applied by the referred to concession holders. On March 30, edenor made a presentation at the Public Hearing to discuss the transitional tariff adjustment of the Distribution, including revenue requirements and a new tariff structure proposal to cover the public service expenses and investment needs.

2021 FINANCIAL STATEMENTS

Furthermore, on March 31, 2021, by means of Resolution No. 78/2021, the ENRE approved the values of the Company’s electricity rate schedule, effective from the billing relating to the reading of meters subsequent to 12:00 AM on April 1, 2021, based on the MEM’s winter seasonal programming. It must be pointed out that such rate increase affected only GUDI customers and reflected the increase of the seasonal price passed through to rates without affecting revenues from CPD.

Moreover, on April 30, 2021, by means of Resolution No. 107/2021, and in the framework of the transitional tariff system, the ENRE authorized the application of a new electricity rate schedule, effective as from May 1, 2021, with a 9% increase, implying a CPD adjustment of 20.9%. In view of the fact that such increase does not cover the increase requested by edenor, on June 15, 2021, an administrative appeal (recurso de alzada) was filed against such Resolution.

On May 11, 2021, by means of Resolution No. 408/2021, the SE approved the Definitive Winter Seasonal Programming for the MEM submitted by CAMMESA, relating to the May 1-October 31, 2021 period.

On August 10, 2021, by means of Resolutions Nos. 262 and 265/2021, the ENRE approved an increase for large users whose power consumption is equal to or greater than 300 kW, effective from the billing relating to the reading of meters subsequent to 12:00 AM on August 1, 2021. Both resolutions were appealed to the Energy Secretariat by edenor because the values of the electricity rate schedule in effect provided for by the ENRE did not take into consideration the ex-post adjustments, the recognition of taxes and fees, the pass-through differences arising from non-transferred increases in the seasonal price, or the pending adjustments of CPD. Moreover, neither the transitional system to supplement the required revenue, as provided for by Executive Order No. 1020/2021, nor the differences resulting from a lower than expected demand, requested by edenor, have been established. Both appeals are in process at the closing date of these financial statements.

Moreover, ENRE Resolution No. 323/2021 dated September 27, 2021, set the definitive annual control fee for 2021 that is to be paid by the MEM’s generation, transmission and distribution agents, and provided that final payment thereof would become due during the month of October 2021.

Furthermore, on October 28, 2021, by means of Resolution No. 1029/2021, the SE approved the Definitive Summer Seasonal Programming for the MEM submitted by CAMMESA, relating to the November 1, 2021-April 30, 2022 period. Furthermore, the Power Reference Prices (PRP) and the Stabilized Price of Energy (SPE) set by SE Resolution No. 748/2021 dated August 3, 2021 are to be applied to the aforementioned period. The Unsubsidized PRP and SPE are set in order for distribution companies to include in the bills the related subsidy amount as a separate item.

In line with the preceding paragraph, on November 19, 2021, by means of ENRE Resolution No. 487/2021, distribution companies were instructed to determine as from November 1, 2021 the related subsidy amount, which should be clearly identified as “Subsidy from the Federal Government” in the part of the bill that contains the information addressed to the user.

Additionally, by means of Resolution No. 491/2021, the ENRE approved the Injection Rates for User-Generators of the concession areas of distribution companies, effective from August 1, 2021.

2021 FINANCIAL STATEMENTS

On January 25, 2022, by means of Resolution No. 25/2022, the ENRE calls a Public Hearing to be held on February 17 to make known and listen to opinions on the following:

-	the treatment for the determination of Power reference prices and the Stabilized Price of Energy in the MEM;
-	the distribution companies’ proposals aimed at obtaining a transitional adjustment of rates, with such public hearing being held within the RTI renegotiation process and prior to defining the electricity rates to be applied by concession holders.

Additionally, on February 3, 2022, by means of Resolution No. 41/2022, the ENRE approves the values of the Company’s electricity rate schedules effective from the billing relating to the reading of meters subsequent to 12:00 AM on February 1, 2022, applying to the aforementioned period the Power Reference Prices (PRP) and the Stabilized Price of Energy (SPE) set by SE Resolution No. 40/2022, not implying the same adjustments of the CPD.

Finally, and within the framework of the transition tariff regime, on February 25, 2022, the ENRE, through Resolution No. 76/2022, applied the new tariff schedules effective as of March 1, 2022, which incorporate the new seasonal prices defined by Resolution SE No. 105/2022 of the Secretary of Energy, which establishes an average increase for Carriers of 20% and an increase in CPD of 8% for edenor.

c)	Debt for the purchase of energy in the MEM

The main consequence of the lack of revenue described in the preceding note has been edenor’s impossibility of complying, in due time and in proper form, with payments to CAMMESA for energy purchases in the MEM. Argentina’s National Congress, recognizing this situation, approved in the FY2021 National Government Budget the offsetting of such debts through the “Special system for the settlement of debts” with CAMMESA provided for by section 87 of Law No. 27,591.

In this regard, by means of Executive Order No. 990/20, the 2021 Budget Law was partially approved. In its section 87, the law provides for a system for the settlement of debts with CAMMESA and/or the MEM accumulated by Electricity Distribution Companies as of September 30, 2020, whether on account of the consumption of energy, power, interest and/or penalties, in accordance with the conditions to be set out by the application authority, which may provide for credits equivalent to up to five times the monthly average bill or to sixty-six percent of the existing debt, whereas the remaining debt is to be paid in up to sixty monthly installments, with a grace period of up to six months, and at the rate in effect in the MEM, reduced by fifty percent.

Consequently, by means of Resolution No. 40/2021, the Energy Secretariat established the “Special System for the Regularization of Payment Obligations” of Electricity Distribution Companies that are agents of the MEM for the debts held with CAMMESA and/or the MEM whether on account of the consumption of energy, power, interest and/or penalties, accumulated as of September 30, 2020. It also established a “Special System of Credits” for those Electricity Distribution Companies that are agents of the MEM and have no debts with CAMMESA and/or the MEM or whose debts are regarded as being within reasonable values vis-à-vis their levels of transactions as of September 30, 2020.

2021 FINANCIAL STATEMENTS

Subsequently, the Secretariat determined that it was suitable to establish as indicators for purposes of calculating the credits to be recognized, the maintenance of the electricity rate schedules throughout the year 2020, the policies implemented by each Distribution Company that is an agent of the MEM aimed at benefiting the demand, the effect of the application of the provisions of Executive Order No. 311 dated March 24, 2020, as amended and supplemented, as well as the investment commitments on energy efficiency, technology applied to the provision of the service and/or energy infrastructure works that imply an improvement in the quality of the service provided to users. Therefore, it issued Resolution No. 371/2021, which supplements Resolution No. 40/2021.

Finally, on February 22, 2022, by means of Executive Order No. 88/2022, the Executive Power extended until December 31, 2022 the implementation of the “Special System for the Regularization of Payment Obligations” provided for in section 87 of Law No. 27,591.

d)	Supplementary resolutions

1.     Suspension of issuance of Debit Notes and Supplementary Statements: on February 18, 2021, by means of ENRE Resolution No. 37/2021, the Company was instructed both to suspend, on an immediate and temporary basis, the issuance of Debit Notes and Supplementary Statements (bills) in the terms of section 5 sub-section d) captions I, II and III of the Electric Power Supply Regulations (i.e. those issued when energy values have not been recorded or have been under-measured; those issued when events suggesting metering irregularities or the appropriation of energy by the user prove to be true; or those issued when direct connections are verified), and to refrain from suspending electricity supplies due to non-payment of the amounts arising from the recovery sought on the basis of such regulation, regardless of whether the users have made the pertinent claim, until the ENRE issues the regulations. Furthermore, the Company is instructed to submit a report on the number of bills for Non-recorded or under or over-recorded consumption, issued from March 1, 2020.

2.     System for the issuance of statements: on March 9, 2021, by means of ENRE Resolution No. 58/2021, distribution companies were instructed to issue the electric power public service statements (bills) solely with the amounts relating to the consumption of the billing period and to inform of the debts that have originated in or increased during the periods of the Preventive and Mandatory Social Isolation (“ASPO”) and the Preventive and Mandatory Social Distancing (“DISPO”) health measures. The Company has begun to implement the aforementioned resolution as from September 2021. Furthermore, the Company was instructed to refrain from seeking collection of the consumption accumulated from the ASPO until February 28, 2021, with no guidelines on the payment of such amounts by users having been established -by such regulatory authority- to date.

3.     Reopening of Commercial Offices: by means of Notes NO-2021-84330919-APN-ENRE#MEC and NO-2021-84786820-APN-ENRE#MEC notified on September 9, 2021, the ENRE instructed the Company to reopen the commercial offices after having been closed as per the ENRE’s instruction in the framework of the Preventive and Mandatory Social Isolation (ASPO) and the Preventive and Mandatory Social Distancing (DISPO) provided for by the Federal Government.

4.     Electric Service Statement – Service Disconnection and/or Cancellation of the registered user’s name: the ENRE issued the procedure for how the Company must demand payment of a debt at the time of disconnecting the service or cancelling the registered user’s name. The procedure was notified to the Company on September 13, 2021 by means of Note NO-2021-82569889-APN-ENRE#MEC. Against such procedure, the Company has filed an appeal to the ENRE, which is currently in process.

2021 FINANCIAL STATEMENTS
e)	Framework Agreement

On December 16, 2020, the “Agreement on the Development of the Preventive and Corrective Maintenance Work Plan for the Electricity Distribution Network of the Buenos Aires Metropolitan Area”, was signed with the Federal Government and the province of Buenos Aires, to guarantee the electricity supply to vulnerable neighborhoods of the Buenos Aires Metropolitan Area.

The debt for the electricity supplied in the October 2017 – July 2020 period to low-income areas and shantytowns in edenor’s concession area amounted to $ 2,126. Furthermore, it is necessary to consider an amount that will be equivalent to the total consumption of vulnerable neighborhoods between August and December 2020.

All these amounts will be applied to the Work Plan in order that the necessary investment and preventive and corrective maintenance works can be carried out in the networks in charge of distribution companies and related to vulnerable neighborhoods and other areas of the concession area, with the aim of improving the service therein provided and meeting the contingencies and any peak demand that often occurs in the summer. The Company may use the funds only after the ENRE has certified compliance with both the degree of completion of the works included in the referred to plan and the related financial milestones.

On January 14, 2021, the Company received a first disbursement for $ 1,500, which was placed into low-risk money market funds, which accrued holding results throughout the fiscal year. As of December 31, 2021, negotiations are underway between the Company and the ENRE concerning the other disbursements stipulated in the agreement, which total an additional $1,000 relating to the second and third disbursements, plus a fourth disbursement in accordance with that which the ENRE will validate and inform about the vulnerable neighborhoods’ total consumption between August and December 2020.

At the date of issuance of these financial statements, the Company has used a total of $ 1,794.1 (which at the purchasing power of the currency at December 31, 2021 amounts to $ 2,059.8), $ 294.1 of which has not yet been credited, relating to the reports on progress of the works performed.

f)	Agreement on the Regularization of Obligations

On May 10, 2019, edenor, Edesur S.A. and the National Energy Secretariat entered into the Agreement on the Regularization of Obligations for the Transfer of Concession Holders to the Local Jurisdictions, whereby, prior to the transfer of the respective concessions to the jurisdictions of the PBA and the CABA, respectively, (i) the existing debts and credits are mutually offset; (ii) a term and modality of payment of the fines payable to users and the Government are agreed-upon, in three and five years, respectively; (iii) settlement of the fines payable to the Government is allowed to be made through investments in specific works to improve the service; and (iv) it is agreed that any legal actions against the Federal Government for damages caused by the freeze on rates since 2017 will be abandoned.

On January 19, 2021, the Federal Government, the PBA and the CABA entered into a new Agreement according to which the Federal Government retains the capacity as grantor of the concession in connection with the concession agreements (Executive Order No. 292/2021 and SE Resolution No. 16/2021).

On September 21, 2021, the National Ministry of Economy issued ME Resolution No. 590/2021 declaring the Agreement contrary to the public interest, thus paving the way for the filing of a legal action to declare it null and void. It also provided for the suspension of the administrative procedures relating to the fulfilment of the obligations arising from such Agreement.

2021 FINANCIAL STATEMENTS

Notwithstanding the above, at the date of issuance of these financial statements, the Company has not been served notice of the filing of any legal action in order for the Agreement or the acts resulting therefrom to be declared null and void. The administrative act in question has not provided for the suspension of the legal effects of said Agreement, which is, therefore, in full force and effect. Against this resolution the Company has filed an appeal (recurso jerárquico) to the Office of the Head of the Cabinet of Ministers (higher administrative authority) and a motion for clarification with the Ministry of Economy, which was granted and answered by ME Resolution No. 656/2021, notified on October 20, 2021, whereby said Ministry confirms that such Agreement has not been suspended.

g)	Penalties

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

As of December 31, 2021 and 2020, the Company has recognized in its financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, relating to the control periods elapsed as of those dates, following the criteria and estimates available, which may differ from the actual ones.

Furthermore, ENRE Resolution No. 63/17 has set out the control procedures, the service quality assessment methodologies, and the penalty system, applicable as from February 1, 2017, for the 2017–2021 period.

In accordance with the provisions of Sub-Appendix XVI to the referred to Resolution, the Company is required to submit in a term of sixty calendar days the calculation of global indicators, interruptions for which force majeure had been alleged, the calculation of individual indicators, and will determine the related discounts, crediting the amounts thereof within ten business days. In turn, the ENRE will examine the information submitted by the Company, and in the event that the crediting of such discounts were not verified will impose a fine, payable to the Federal Government, equivalent to twice the value that should have been recorded.

In this regard, the ENRE has implemented an automatic penalty mechanism in order that the discounts on account of deviations from the established limits may be credited to customers within a term of sixty days as from the end of the controlled six-month period.

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

The effects of the resolutions detailed in this note have been quantified by the Company and recognized as of December 31, 2021 and 2020, which does not imply the Company’s consent to the applied criteria.

Finally, with the approval of the new tariff schedules established by ENRE Resolution No. 76/2022 (Note 2.b.), the amounts of the penalties valued in average kWh must be updated as of March 1, 2022 according to the prices established by the aforementioned Resolution.

2021 FINANCIAL STATEMENTS

h)	Restriction on the transfer of the Company’s common shares

The by-laws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within ninety days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

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

In connection with the issuance of Corporate Notes, during the term thereof, Empresa de Energía del Cono Sur S.A. is required to be the beneficial owner and owner of record of not less than 51% of the Company’s issued, voting and outstanding shares, otherwise the maturity of principal of the corporate notes could be accelerated.

Note	3 | Basis of preparation

The financial statements for the year ended December 31, 2021 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, which have been adopted and incorporated by the CNV.

These financial statements were approved for issue by the Company’s Board of Directors on March 9, 2022.

Comparative information

The balances as of December 31, 2020, disclosed in these financial statements for comparative purposes, arise as a result of restating the financial statements as of that date to the purchasing power of the currency at December 31, 2021. This, as a consequence of the restatement of the financial information described hereunder. Furthermore, certain amounts of the financial statements presented on a comparative basis have been reclassified in order to maintain consistency of presentation with the amounts of the reporting year.

In particular, the figures presented in the statement of cash flows as of December 31, 2020 and 2019 have been revised. Based on their nature, certain amounts that were previously disclosed as financial assets at fair value through profit or loss were reclassified to cash equivalents. The impact of these changes is considered non-material and is as follows:

2021 FINANCIAL STATEMENTS

	12.31.20 Published	Adjustments	12.31.20
Cash flows from investing activities
(Purchase) Collection net of Mutual funds and government bonds	3,898	(7,895)	(3,997)
Net cash flows used in investing activities	(10,892)	(7,895)	(18,787)

Cash and cash equivalents at the beginning of year	845	5,727	6,572
Financial results in cash and cash equivalents	(546)	1,932	1,386
Result from exposure to inflation	309	236	545
Increase in cash and cash equivalents	5,974	(7,895)	(1,921)
Cash and cash equivalents at the end of the year	6,582	-	6,582

	12.31.19 Published	Adjustments	12.31.19
Cash flows from investing activities
(Purchase) Collection net of Mutual funds and government bonds	5,194	6,058	11,252
Net cash flows used in investing activities	(10,591)	6,058	(4,533)

Cash and cash equivalents at the beginning of year	88	(22)	66
Financial results in cash and cash equivalents	902	(614)	288
Result from exposure to inflation	(5)	308	303
Increase in cash and cash equivalents	(143)	6,058	5,915
Cash and cash equivalents at the end of the year	842	-	6,572

Restatement of financial information

The financial statements as of December 31, 2021, including the figures relating to the previous year, have been stated in terms of the measuring unit current at December 31, 2021, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”. As a result thereof, the financial statements are stated in terms of the measuring unit current at the end of the reporting year.

The inflation rate applied for the fiscal year commenced January 1, 2021 and ended December 31, 2021, based on that indicated in the preceding paragraph, was 50.9%.

According to IAS 29, the restatement of financial statements is necessary when the functional currency of an entity is that of a hyperinflationary economy. To define a state of hyperinflation, IAS 29 provides a set of guidelines, including but not limited to the following, which consist of (i) analyzing the behavior of population, prices, interest rates and wages faced with the development of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative feature, which, in practice, is the mostly considered condition, verifying whether the cumulative inflation rate over three years approaches or exceeds 100%.

In accordance with IAS 29, the Argentine economy should be regarded as highly inflationary as from July 1, 2018. The standard states that the adjustment will be resumed from the date on which it was last made, February 2003. Moreover, on July 24, 2018, the FACPCE issued a communication confirming that which has been previously mentioned. Additionally, it should be taken into account that on December 4, 2018 the Official Gazette published Law No. 27,468 pursuant to which the provisions of Executive Order No. 664/2003 of the PEN, which did not allow for the filing of inflation-adjusted financial statements, are no longer in effect. This regulation states that the provisions of section 62 of Business Organizations Law No. 19,550 -preparation of financial statements to reflect the effects of inflation- will continue to apply, thus reinstating the adjustment for inflation. On December 28, 2018, the CNV, reaffirming the provisions of Law No. 27,468, published Resolution No. 777/18 stating that issuing companies shall apply the restatement method of financial statements to reflect the effects of inflation in conformity with IAS 29.

In order to not only assess the aforementioned quantitative condition but also restate the financial statements, the CNV has stated that the series of indexes to be used for the application of IAS 29 is that determined by the FACPCE. That series of indexes combines the CPI published by the INDEC from January 2017 (base month: December 2016) with the WPI published by the INDEC through that date, computing for the months of November and December 2015 -in respect of which there is no available information from the INDEC on the development of the WPI-, the variation recorded in the CPI of the City of Buenos Aires.

Taking into consideration the above-mentioned index, in the fiscal years ended December 31, 2021, 2020, 2019, 2018 and 2017, the inflation rate amounted to 50.9%, 36.13%, 53.77%, 47.66% and 24.79%, respectively.

2021 FINANCIAL STATEMENTS

The effects of the application of IAS 29 are summarized below:

Restatement of the Statement of Financial Position

(i)	Monetary items (those with a fixed nominal value in local currency) are not restated inasmuch as they are already expressed in terms of the measuring unit current at the closing date of the reporting year.

(ii)	Non-monetary items carried at historical cost or at the current value of a date prior to the end of the reporting year are restated using coefficients that reflect the variation recorded in the general level of prices from the date of acquisition or revaluation to the closing date of the reporting year. Depreciation charges of property, plant and equipment and amortization charges of intangible assets recognized in profit or loss for the year, as well as any other consumption of non-monetary assets will be determined on the basis of the new restated amounts.

(iii)	The restatement of non-monetary assets in terms of the measuring unit current at the end of the reporting year without an equivalent adjustment for tax purposes, gives rise to a taxable temporary difference and to the recognition of a deferred tax liability, whose contra-account is recognized.

Restatement of the Statement of Profit or Loss and Other Comprehensive Income

(i)	Income and expenses are restated from the date when they were recorded, except for those profit or loss items that reflect or include in their determination the consumption of assets carried at the purchasing power of the currency as of a date prior to the recording of the consumption, which are restated based on the date when the asset to which the item is related originated (for example, depreciation, impairment and other consumptions of assets valued at historical cost).

(ii)	The net gain from the maintenance of monetary assets and liabilities is presented in a line item separately from the profit or loss for the year, called RECPAM.

Restatement of the Statement of Changes in Equity

(i)	The components of equity, except for reserved earnings and unappropriated retained earnings, have been restated from the dates on which they were contributed, or on which they were otherwise set up.

(ii)	The restated unappropriated retained earnings were determined by the difference between net assets restated at the date of transition and the other components of opening equity expressed as indicated in the preceding headings.

(iii)	After the restatement at the date indicated in (i) above, all components of equity are restated by applying the general price index from the beginning of the year, and each variation of those components is restated from the date of contribution or the date on which it otherwise arose.

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

2021 FINANCIAL STATEMENTS

Note	4 | Accounting policies

The main accounting policies used in the preparation of these financial statements are detailed below.

Note	4.1 | New accounting standards, amendments and interpretations issued by the IASB, that are effective as of December 31, 2021 and have been adopted by the Company

The Company has first applied the following standards and/or amendments as from January 1, 2021:

- Amendments to IFRS 9 “Financial instruments”, IAS 39 “Financial instruments: Presentation”, IFRS 7 “Financial Instruments: Disclosures”, IFRS 4 “Insurance contracts” and IFRS 16 “Leases” (amended in August 2020).

- Amendments to IFRS 16 “Leases”, in connection with rent concessions in the framework of the COVID-19 pandemic (amended in April 2021).

There are no new IFRS or IFRIC applicable as from this fiscal year that have a material impact on the Company’s financial statements.

New accounting standards, amendments and interpretations issued by the IASB that are not yet effective and have not been early adopted by the Company

- IFRS 17 “Insurance contracts”, issued in May 2017 and amended in June 2020 and December 2021. It replaces IFRS 4, introduced as an interim standard in 2004, which allowed entities to account for insurance contracts using their local accounting requirements, resulting in multiple application approaches. IFRS 17 sets the principles for the recognition, measurement, presentation, and disclosure of insurance contracts, and applies to annual periods beginning as from January 1, 2023, allowing for its early adoption for entities already applying IFRS 9 and IFRS 15. The Company estimates that the application thereof will impact neither the Company’s results of operations nor its financial position.

- IAS 1 “Presentation of financial statements”, amended in January 2020 and February 2021. It incorporates amendments to the classification of liabilities as current or non-current. It also incorporates the requirement that an entity disclose its material accounting policies rather than its significant accounting policies. It explains how a company can identify a material accounting policy. The amendments apply to annual periods beginning as from January 1, 2023, with early adoption permitted. The application thereof will impact neither the Company’s results of operations nor its financial position.

- IAS 16 “Property, plant and equipment”, amended in May 2020. It incorporates amendments to the recognition of inventories, sales and costs of items produced while bringing an item of property, plant and equipment to the location and condition necessary for its intended use. The amendments apply to annual periods beginning as from January 1, 2022, with early adoption permitted. The Company is currently analyzing the impact of the application of the amendments on the Company’s results of operations or its financial position.

- Annual improvements to IFRS – 2018-2020 Cycle: the amendments were issued in May 2020 and apply to annual periods beginning as from January 1, 2022. The Company estimates that the application thereof will impact neither the Company’s results of operations nor its financial position.

- IFRS 3 “Business combinations”, amended in May 2020. It incorporates references to the definitions of assets and liabilities in the new Conceptual Framework and clarifications on contingent assets and liabilities that are incurred separately from those assumed in a business combination. It applies to business combinations as from January 1, 2022, with early adoption permitted.

- IAS 37 “Provisions, contingent liabilities and contingent assets”, amended in May 2020. It clarifies the scope of the concept of cost of fulfilling an onerous contract. The amendments apply to annual periods beginning as from January 1, 2022, with early adoption permitted. The Company estimates that the application thereof will impact neither the Company’s results of operations nor its financial position.

2021 FINANCIAL STATEMENTS

- IAS 8 “Accounting policies, changes in accounting estimates and errors”, amended in February 2021. It replaces the definition of accounting estimates. Under the new definition, accounting estimates are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments apply to annual periods beginning as from January 1, 2023. The Company estimates that the application thereof will impact neither the Company’s results of operations nor its financial position.

- IAS 12 “Income tax”, amended in May 2021. It clarifies how an entity accounts for deferred tax on transactions such as leases and decommissioning obligations. The amendments apply to annual periods beginning as from January 1, 2023.

Note	4.2 | Property, plant and equipment

Property, plant and equipment, except for works in progress, is valued at acquisition cost restated to reflect the effects of inflation, net of accumulated depreciation and recognized impairment losses. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of engineering studies.

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

Land is not depreciated.

Facilities in service: between 30 and 50 years.

Furniture, tools and equipment: between 5 and 20 years.

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

Gains and losses on the sale of property, plant and equipment are calculated by comparing the price collected with the carrying amount of the asset and are recognized within Other operating expense or Other operating income in the Statement of Comprehensive Income (Loss).

2021 FINANCIAL STATEMENTS

The Company considers three alternative probability-weighted scenarios and analyzes the recoverability of its long-lived assets as described in Critical accounting estimates and judgments.

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

Revenue from the electricity supplied by the Company to low-income areas and shantytowns is recognized to the extent that a renewal of the Framework Agreement is formalized for the period in which the service was rendered. At the date of issuance of these financial statements, the Company is negotiating the extensions of the Framework Agreement with the Federal and the Provincial Governments, as the case may be (Note 2.e).

2021 FINANCIAL STATEMENTS

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

b.       Transactions and balances

Foreign currency denominated transactions and balances are translated into the functional and presentation currency using the rates of exchange prevailing at the date of the transactions or revaluation, respectively. The gains and losses generated by foreign currency exchange differences resulting from each transaction and from the translation of monetary items valued in foreign currency at the end of the year are recognized in the Statement of Profit or Loss.

The foreign currency exchange rates used are the selling rate for monetary assets and liabilities, and the specific exchange rate for foreign currency denominated transactions.

2021 FINANCIAL STATEMENTS

Note	4.6 | Trade and other receivables

a.	Trade receivables

The receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of each year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The receivables from electricity supplied to low-income areas and shantytowns are recognized, along with revenue, when the Framework Agreement has been renewed for the period in which the service was provided and the Federal or the Provincial Government assumes responsibility for the payment of consumption.

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

In the case of the subsidies received from the Government, they are recognized at the time of of execution of the defined work plans.

Note	4.7 | Inventories

Inventories are valued at the lower of acquisition cost restated to reflect the effects of inflation and net realizable value.

They are valued based on the purchase price, import duties (if applicable), and other taxes (that are not subsequently recovered), and other costs directly attributable to the acquisition of those assets.

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

2021 FINANCIAL STATEMENTS

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

All investments in equity instruments are measured at fair value. For those investments that are not held for trading, the Company may irrevocably elect at the time of their initial recognition to present the changes in fair value in other comprehensive income. The Company’s decision was to recognize the changes in fair value in profit or loss.

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

Financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition thereof, in the case that they are not measured at fair value through profit or loss.

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

2021 FINANCIAL STATEMENTS

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

In the case of financial assets measured at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the impairment loss is recognized in the Statement of Profit or Loss.

While cash, cash equivalents and financial assets measured at amortized cost are also subject to the impairment requirements of IFRS 9, the identified impairment loss is immaterial.

Note	4.8.4 | Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the Statement of Financial Position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Note	4.9 | Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which the relevant contract is signed. Subsequently to the initial recognition, they are remeasured at their fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if that is the case, on the nature of the item being hedged. As of December 31, 2020, the economic impact of these transactions, which resulted in a loss of $ 116.7, is recorded in the “Other financial results” account of the Statement of Comprehensive Income (Loss).

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

2021 FINANCIAL STATEMENTS

b.       Treasury stock

The Treasury stock account represents the nominal value of the Company’s own shares acquired by the Company, restated to reflect the effects of inflation as indicated in Note 3.

c.        Other comprehensive income (loss)

Represents recognition, at the end of the year, of the actuarial gain (loss) associated with the Company’s employee benefit plans, restated to reflect the effects of inflation as indicated in Note 3.

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

2021 FINANCIAL STATEMENTS

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

The financial liabilities recorded in Other Payables, the Payment agreement with the ENRE, and the advances for the execution of works, are initially recognized at fair value and subsequently measured at amortized cost.

The recorded liabilities for penalties accrued, whether imposed or not yet issued by the ENRE (Note 2.g), and other provisions are the best estimate of the settlement value of the present obligation in the framework of IAS 37 provisions at the closing date of these financial statements.

The balances of ENRE Penalties and Discounts are updated in accordance with the regulatory framework applicable thereto and on the basis of the Company’s estimate of the outcome of the renegotiation process described in Note 2.g.

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

Non-refundable customer contributions: The Company receives assets or facilities (or the cash necessary to acquire or build them) from certain customers for services to be provided, based on individual agreements. The assets received are recognized by the Company as property, plant and equipment with a contra-account in deferred revenue, the accrual of which depends on the nature of the identifiable services, in accordance with the following:

·	Customer connection to the network: revenue is accrued until such connection is completed;

·	Continuous provision of the electric power supply service: throughout the shorter of the useful life of the asset and the term for the provision of the service.

2021 FINANCIAL STATEMENTS

Note	4.15 | Employee benefits

·	Benefit plans

The Company operates several benefit plans. Usually, benefit plans establish the amount of the benefit the employee will receive at the time of retirement, generally based on one or more factors such as age, years of service and salary.

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

The Company determines the income tax payable by applying the effective 35% rate, resulting from the application of the tax scale in effect, to the estimated taxable profit.

By means of Law No. 27,630, a change was introduced in the corporate income tax rate, applicable to fiscal years beginning from January 1, 2021. The tax will be determined according to the following scale:

Accumulated net taxable income		Amount to be paid $	Plus %	On the amount exceeding $
From more than $	To $
$ 0	$ 5	$ 0	25%	$ 0
$ 5	$ 50	$ 1.25	30%	$ 5
$ 50	onwards	$ 14.75	35%	$ 50

The amounts of the detailed scale will be adjusted annually, beginning January 1, 2022, taking into consideration the annual variation of the Consumer Price Index (CPI) provided by the National Institute of Statistics and Census (INDEC).

2021 FINANCIAL STATEMENTS

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

The deferred tax is determined using the effective rate resulting from the application of the tax scale in effect at the closing date of the financial statements and which is expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity. Deferred tax assets and liabilities are stated at their undiscounted nominal value.

Moreover, in accordance with the provisions of Law No. 27,430, the Company has applied the tax inflation adjustment set forth in Title VI of the Income Tax Law, effective for fiscal years beginning as from January 1, 2018, albeit with a limited scope of application for certain accounts.

The tax inflation adjustment for the first, second and third fiscal year was applicable as from its effective date in 2018, if the CPI cumulative variation, calculated from the beginning to the end of each year, exceeded fifty-five percent (55%), thirty percent (30%) and fifteen percent (15%) for fiscal years 2018, 2019 and 2020, respectively. Although as of December 31, 2018, the CPI cumulative variation did not exceed the 55% threshold for the application of the tax inflation adjustment in that first fiscal year, as of December 31, 2020 and 2019, the CPI cumulative variations for the 12 months of each year had amounted to 36.13% and 53.77%, respectively, which exceeded the 15% and 30% thresholds fixed for the third and second transition years of the tax inflation adjustment, and, therefore, the Company recognized the effect of the tax inflation adjustment in the calculation of the current and deferred income tax provision in those fiscal years.

As from fiscal years ended in December 2021, fourth fiscal year since the implementation of the tax inflation adjustment, the threshold for its application is that the cumulative variation of the aforementioned index for the thirty-six months prior to the closing date of the relevant fiscal year be greater than 100%. Furthermore, as from the fiscal year under analysis said adjustment is no longer applied with deferrals (over six fiscal years) but rather computed in full in the tax balance sheet for the period in which the adjustment is calculated. In accordance with the described criterion, the Company recognized the effect of the tax inflation adjustment in the calculation of the current income tax provision for fiscal year 2021.

Note	4.17 | Leases

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

2021 FINANCIAL STATEMENTS

Note	4.18 | Provisions and contingencies

Provisions have been recognized in those cases in which the Company is faced with a present obligation, whether legal or constructive, that has arisen as a result of a past event, whose settlement is expected to result in an outflow of resources, and the amount thereof can be estimated reliably.

The amount recognized as provisions is the best estimate of the expenditure required to settle the present obligation at the end of the reporting year, taking into account the corresponding risks and uncertainties. When a provision is measured using the estimated cash flow to settle the present obligation, the carrying amount represents the present value of such cash flow. This present value is obtained by applying a pre-tax discount rate that reflects market conditions, the time value of money and the specific risks of the obligation.

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

Note 5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

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

2021 FINANCIAL STATEMENTS

If the Company continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations. The exchange rates used as of December 31, 2021 and 2020 are $ 102.72 and $ 84.15 per USD 1, respectively.

As of December 31, 2021 and 2020, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.21	Total 12.31.20

ASSETS
CURRENT ASSETS
Other receivables	USD	1	102.720	103	762
	JPY	-	0.893	-	68
Financial assets at fair value through profit or loss	USD	46	102.720	4,725	-
Cash and cash equivalents	USD	12	102.720	1,233	2,159
TOTAL CURRENT ASSETS				6,061	2,989
TOTAL ASSETS				6,061	2,989

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	-	102.720	-	12,465
TOTAL NON-CURRENT LIABILITIES				-	12,465
CURRENT LIABILITIES
Trade payables	USD	12	102.720	1,233	1,451
Borrowings	USD	100	102.720	10,262	216
Other payables	USD	10	102.720	1,027	1,142
TOTAL CURRENT LIABILITIES				12,522	2,809
TOTAL LIABILITIES				12,522	15,274

(1)	The exchange rates used are the BNA exchange rates in effect as of December 31, 2021 for US Dollars (USD) and Japanese Yens (JPY).

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.21	12.31.20
Net position
US dollar	(6,461)	(12,353)
Japanese Yen	-	68
Total	(6,461)	(12,285)

The Company estimates that a 10% devaluation of the Argentine peso with respect to each foreign currency, with all other variables held constant, would give rise to the following decrease in the loss for the year:

	12.31.21	12.31.20
Net position
US dollar	(646)	(1,235)
Japanese Yen	-	7
Decrease in the results of operations for the year	(646)	(1,228)

2021 FINANCIAL STATEMENTS

i.	Price risk

The Company’s investments in listed equity instruments are susceptible to market price risk arising from the uncertainties concerning the future value of these instruments. Due to the low significance of the investments in equity instruments in relation to the net asset/liability position, the Company is not significantly exposed to the referred to instruments price risk.

Furthermore, the Company is not exposed to commodity price risk.

ii.	Interest rate risk

It is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is related mainly to the long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2021 and 2020, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

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

b.	Credit risk

It is the risk of a financial loss as a consequence of a counterparty’s failure to comply with the obligations assumed in a financial instrument or commercial contract. The Company’s exposure to credit risk results from its operating (particularly from its commercial receivables) and financial activities, including deposits in financial entities and other instruments.

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

2021 FINANCIAL STATEMENTS

At each year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2021 and 2020, delinquent trade receivables totaled approximately $ 10,409.5 and $ 12,504.4, respectively. As of December 31, 2021 and 2020, the financial statements included allowances for $ 6,006.3 and $ 6,947.9, respectively.

The inability to collect the amounts receivable in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay loans, including payment of the Corporate Notes.

The balances of the bills for electricity consumption of small-demand (T1), medium-demand (T2) and large-demand (T3) customer categories that remain unpaid seven working days after the bills’ first due dates are considered delinquent trade receivables. Additionally, the amounts included in the Framework Agreement are not considered within delinquent balances of the electricity supplied to low-income areas and shantytowns.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the financial statements, after deducting the corresponding allowances.

c.	Liquidity risk

The Company monitors the risk of a deficit in cash flows on a periodical basis. The Finance Department supervises the updated projections of the Company’s liquidity requirements in order to ensure that there is enough cash to meet its operating needs, permanently maintaining sufficient margin for undrawn credit lines so that the Company does not fail to comply with the indebtedness limits or covenants, if applicable, of any line of credit. Such projections give consideration to the Company’s debt financing plans, compliance with covenants, with internal balance sheet financial ratios objectives and, if applicable, with external regulations and legal requirements, such as, restrictions on the use of foreign currency.

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in mutual funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2021 and 2020, the Company’s current financial assets at fair value amount to $ 15,450.8 and $ 3,352.3, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

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

	No deadline	Less than 3 months	From 3 months to 1 year	From 1 to 2 years	From 2 to 5 years	Total
As of December 31, 2021
Trade payables and other liabilities	52,926	26,963	7,192	311	12,519	99,911
Borrowings	-	-	10,262	-	-	10,262
Total	52,926	26,963	17,454	311	12,519	110,173

As of December 31, 2020
Trade payables and other liabilities	27,414	30,038	5,829	302	13,362	76,945
Borrowings	-	-	216	12,465	-	12,681
Total	27,414	30,038	6,045	12,767	13,362	89,626

2021 FINANCIAL STATEMENTS

Note 5.2 | Concentration risk factors

a.      Related to customers

The Company’s receivables derive primarily from the sale of electricity.

No single customer accounted for more than 10% of sales for the years ended December 31, 2021 and 2020.

b.     Related to employees who are union members

As of December 31, 2021, the Company’s employees are members of unions, Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the Federal Capital) and Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies). These employees labor cost depends on negotiations between the Company and the unions; a sensitive change in employment conditions generates a significant impact on the Company’s labor costs.

The collective bargaining agreements entered into in 2020 were in effect until March 2021. Subsequently, in April 2021 a new agreement was signed, and revised in October 2021, which will be in effect until March 2022. At the date of issuance of the financial statements, there is no certainty concerning future collective bargaining agreements.

Note 5.3 | Capital risk management

The Company’s objectives when managing capital are to safeguard its ability to continue operating as a going concern and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Company monitors its capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (current and non-current) less cash and cash equivalents. Total capital is calculated as equity as shown in the Statement of Financial Position plus net debt.

The gearing ratios at December 31, 2021 and 2020 were as follow:

	12.31.21	12.31.20
Total liabilities	164,129	129,608
Less: Cash and cash equivalents and Financial assets at fair value through profit or loss	(18,623)	(9,934)
Net debt	145,506	119,674
Total Equity	73,694	94,902
Total capital attributable to owners	219,200	214,576
Gearing ratio	66.38%	55.77%

Note 5.4 | Regulatory risk factors

Pursuant to caption C of Section 37 of the Concession Agreement, the Grantor of the Concession may, without prejudice to other rights to which the Grantor is entitled thereunder, foreclose on the collateral granted by the Company when the cumulative value of the penalties imposed to the Company in the previous one-year period exceeds 20% of its annual billing, net of taxes and fees.

2021 FINANCIAL STATEMENTS

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

The table below shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2021 and 2020:

LEVEL 1

At December 31, 2021
Assets
Financial assets at fair value through profit or loss:
Government bonds	8,872
Mutual funds	6,579
Cash and cash equivalents:
Mutual funds	1,349
Total assets	16,800

At December 31, 2020
Assets
Financial assets at fair value through profit or loss:
Government bonds	3,352
Cash and cash equivalents
Mutual funds	4,110
Total assets	7,462

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

2021 FINANCIAL STATEMENTS

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

The allowance for the impairment of accounts receivable is assessed based on the delinquent balance, which comprises all such debt arising from the bills for electricity consumption of small-demand (T1), medium-demand (T2), and large-demand (T3) customer categories that remain unpaid seven working days after their first due dates. The Company’s Management records an allowance by applying to the delinquent balances of each customer category an uncollectibility rate that is determined according to each customer category, based on the historical comparison of collections made.

Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

The Company has performed a review of the financial assets it currently measures and classifies at fair value through profit or loss or at amortized cost and has concluded that they meet the conditions to maintain their classification; consequently, the initial adoption affected neither the classification nor the measurement of the Company’s financial assets.

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

2021 FINANCIAL STATEMENTS

Cash flows are prepared based on estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, timing, and modality of the electricity rate increases; (ii) demand for electricity projections; (iii) development of the costs to be incurred; (iv) investment needs in line with the service quality levels required by the regulatory authority, and (v) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates, among others. The other variables have low impact on the calculation and have been estimated by the Company using the best available information.

The Company has made its projections under the assumption that in the next few years it will obtain the delayed electricity rates adjustments to which it is entitled in accordance with the applicable regulations, using as a basis a Discount rate (WACC) in dollars of 13.72%, translating it into Argentine pesos for the discount in each of the scenarios presented.

However, the Company is not in a position to ensure that the future performance of the assumptions used for making its projections will be in line with that which the control authorities will define, therefore, they could differ significantly from the estimates and assessments made at the date of preparation of these financial statements.

In order to consider the estimation risk included in the projections of the aforementioned variables, the Company has taken into consideration three alternative probability-weighted scenarios, which are detailed below:

a)	Scenario No. 1: The Company forecasts that the CPD increases will be transferred to tariffs as from January 2023. Furthermore, from February 2023 the CPD adjustments for each period would be transferred to tariffs. Probability of occurrence assigned: 30%.

b)	Scenario No. 2: In January 2023, the Company forecasts that a percentage lower than that resulting from the CPD increases set by the RTI and which had not been applied, will be transferred to tariffs. Furthermore, from February 2023 the CPD adjustments for each period would be transferred to tariffs. Probability of occurrence assigned: 60%.

c)	Scenario No. 3: In January 2023, the Company forecasts that 50% of the CPD increases set by the RTI and which had not been applied, will be transferred to tariffs. Furthermore, from August 2023 the CPD adjustments for each period would be transferred to tariffs. Probability of occurrence assigned: 10%.

The Company has assigned to these three scenarios the previously detailed probability of occurrence percentages based mainly on experience and giving consideration to the current economic and financial situation.

After having carried out the analysis of recoverability of long-lived assets, as of the date of these financial statements, the Company has recorded no impairment of property, plant and equipment.

As of December 31, 2020, the Company recorded an impairment of property, plant and equipment for $ 17,396 million ($26,248 at the purchasing power of the currency at December 31, 2021).

2021 FINANCIAL STATEMENTS

Sensitivity analysis:

The main factors that could result in impairment charges or recoveries in future periods are: i) a difference in the nature, timing, and modality of the electricity rate increases and/or recognition of cost adjustments, ii) a distortion in the nature, timing, and modality of the settlement of the debt with CAMMESA and/or in the application of the system for the settlement of debts with the MEM. These factors have been taken into account in the aforementioned weight of scenarios. Due to the uncertainty inherent in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them taken individually could lead to significant changes in the determination of the recoverable amount.

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

The Company considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events that are valued on the basis of the Management´s best estimate of the expenditure required to settle the present obligation at the date of these financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on that which has been described in Note 2.g).

2021 FINANCIAL STATEMENTS

g.	Contingencies and provisions for lawsuits

The Company is a party to several complaints, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or compensation. The Company’s potential liability with respect to such claims, lawsuits and legal proceedings may not be accurately estimated. The Company’s Management, with the assistance of its legal advisors, periodically analyzes the status of each significant matter and evaluates the Company’s potential financial exposure. If the loss deriving from a complaint or legal proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded.

Provisions for contingent losses represent a reasonable estimate of the losses that will be incurred, based on the information available to Management at the date of the financial statements preparation, taking into account the Company’s litigation and settlement strategies. These estimates are mainly made by the Company’s Management. However, if the Management’s estimates proved wrong, the current provisions could be inadequate and result in a charge to profits that could have a material effect on the Statements of Financial Position, Comprehensive Income (Loss), Changes in Equity and Cash Flows.

Note	7 | Interest in joint ventures

Percentage interest held		Equity attributable to the owners
in capital stock and votes		12.31.21	12.31.20
SACME	50.00%	14	17

Note	8 | Contingencies and lawsuits

The Company has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. The Company’s Management estimates that the outcome of the current contingencies and lawsuits will not result in amounts that either exceed those of the recorded provisions or could be significant with respect to the Company’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against the Company related to legal actions for individual non-significant amounts, which as of December 31, 2021 total $ 4,518, for which a provision has been recorded.

We detail below the nature of the significant judicial processes in relation to which, as of December 31, 2021, the Company believes, based on the opinion of its in-house and external legal advisors, there exist grounds for them not to be deemed probable.

- Federal Administration of Public Revenues (“AFIP”) – Difference in contribution rate to the Single Social Security System (“SUSS”) (executive order 814/2001) for the 12/2011- 11/2019 fiscal periods

On July 6, 2021, the Company filed an appeal to the Federal Social Security Court of Appeals against AFIP Resolution No. 1740/2021 that dismissed the presentation made by edenor in relation to the assessment of a debt in connection with contributions to Argentina’s Integrated Social Security System, relating to the January 2017-June 2019 period, for differences detected due to the use of the rate set forth in Section 2 Sub-section B) 2001 (17%), when the applicable rate, according to the AFIP, is that mentioned in Section 2 Sub-section A) (21%), of Executive Order No. 814.

2021 FINANCIAL STATEMENTS

Additionally, on April 8, 2021, the Company was notified by the AFIP of a new resolution pursuant to which a debt had been assessed for the same concept, relating to the July 2019-November 2019 period. The resolution was challenged by the Company on September 23, 2021.

This new notification follows the one received on July 12, 2018 relating to the December 2011-December 2016 period, and has been appealed to the Federal Social Security Court of Appeals.

The Company’s Management believes that the application of the 17% rate is correct. In this regard, in accordance with the analysis performed, it is reasonable that “minority government-owned corporations (sociedades anónimas con simple participación estatal) governed by Law No. 19,550” be understood to mean all those corporations (sociedades anónimas) in which the government has a minority stake, whatever the reason why such stake has been acquired. Therefore, included therein are the shareholdings that the National Social Security Administration (“ANSES”) has in certain corporations, among which the Company is included.

The Company filed appeals to the Federal Social Security Court of Appeals, on July 6, 2021 and September 13, 2021, against the first two resolutions, relating to the 01/2017-06/2019 and 11/2011-12/2016 periods, respectively, as the administrative remedies available in relation thereto have been exhausted.

Under such conditions and in connection with the aforementioned AFIP’s assessment, in the Company’s opinion, there exist sufficient and solid arguments to make its position prevail at the judicial stage. Consequently, no liabilities whatsoever have been recorded by the Company for this matter as of December 31, 2021.

- National Regulatory Authority for the Distribution of Electricity, Proceeding for the Determination of a Claim” (case file No. 16/2020)

On May 4, 2021, the Company was served notice of a complaint filed by the ENRE in connection with edenor‘s compliance with captions 9.2.1 and 9.2.2 of the “Agreement on the Renegotiation of the Concession Agreement” for differences arising from the date of payment of certain penalties included therein.

At the date of issuance of these financial statements, the Company has answered the complaint, with the case being currently in process.

The Company believes that it has sufficient authority under the Agreement on the Renegotiation of the Concession Agreement to support the payment made under such conditions and considers it to be in compliance with the law, to have an extinguishing effect and to have implied no damage to the users. In this regard, the Company believe that there exist sufficient and solid arguments to make its position prevail at the judicial stage; therefore, no liabilities whatsoever for this concept have been recorded as of December 31, 2021.

2021 FINANCIAL STATEMENTS

-	AFIP’s Income Tax claim, Undocumented outflows and VAT

On July 2, 2020, and at the request of the Court hearing a criminal case, the AFIP initiated the sua sponte assessment process of tax debt for possible apocryphal invoices issued by the suppliers in question, as they are considered to be “usinas mixtas” (companies used as real and fake invoice plants).

In this regard, on May 17, 2021 the AFIP notified the Company of three resolutions, whereby the tax authorities resolved:

i)                 To object to the Company’s transactions with two suppliers, and thereby to the related tax credit for the January 2017-December 2018 monthly tax periods;

ii)                That the Company would have deducted from its tax balance sheets for the 2017 and 2018 tax periods unfounded expenses and/or costs related to the transactions presumably carried out with the suppliers in question;

iii)              To object to the transactions with both suppliers and the destination of the funds earmarked for the settlement thereof;

iv)	To initiate investigative proceedings for the 2017 and 2018 periods in respect of:
a.	Income tax;
b.	Value Added Tax;
c.	Undocumented outflows.

On July 6, 2021, the Company answered the notice, with respect to the income tax, undocumented outflows and value added tax concepts for the 2017 and 2018 tax periods, answering to the charges and filing a motion for nullity on the AFIP’s tax claim, stating the legal foundations and submitting the relevant documentary evidence.

Additionally, in response to the Tax Authorities’ subsequent orders aimed at obtaining further evidence, the duly submitted information was supplemented with more details, in the two presentations dated September 23 and October 14, 2021.

On November 17, 2021, the Company was served notice of three resolutions from the AFIP with the respective sua sponte assessments of the three taxes previously mentioned.

The Company believes that the assessments issued by the AFIP are groundless; therefore, on December 10, 2021 an Appeal was filed to the Federal Tax Court against the three rulings. This appeal stays the execution of payment.

In the Company’s opinion, there exist sufficient and solid arguments to make its position prevail at the judicial stage. Consequently, no liabilities whatsoever have been recorded by the Company for this matter as of December 31, 2021.

2021 FINANCIAL STATEMENTS

Note	9 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a category for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was rendered. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access to the available transmission capacity within its distribution system upon payment of a wheeling fee.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

2021 FINANCIAL STATEMENTS

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the ENRE. The price of the Company’s electric power represents transmission costs and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the tariff by virtue of its concession amounts to approximately 9.1%.

	12.31.21		12.31.20		12.31.19
	GWh	$	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	12,373	66,852	11,600	86,541	10,768	109,511
Medium demand segment: Commercial and industrial (T2)	1,447	12,150	1,341	15,909	1,549	24,104
Large demand segment (T3)	3,492	28,531	3,210	29,921	3,503	48,203
Other: (Shantytowns/Wheeling system)	4,398	5,192	4,028	4,695	4,154	2,159
Subtotal - Sales of electricity	21,710	112,725	20,179	137,066	19,974	183,977

Other services
Right of use of poles		702		635		582
Connection and reconnection charges		73		81		180
Subtotal - Other services		775		716		762

Total - Revenue		113,500		137,782		184,739

	12.31.21		12.31.20		12.31.19
	GWh	$	GWh	$	GWh	$

Energy purchases (1)	26,373	(69,800)	25,124	(87,408)	24,960	(117,160)

(1)	As of December 31, 2021, 2020 and 2019, includes technical and non-technical energy losses for 4,663 GWh, 4,945 GWh and 4,986 GWh, respectively.

2021 FINANCIAL STATEMENTS

Note	10 | Expenses by nature

The breakdown of expenses by nature is as follows:

Expenses by nature at 12.31.21
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	11,292	1,797	2,553	15,642
Pension plans	545	87	123	755
Communications expenses	260	577	-	837
Allowance for the impairment of trade and other receivables	-	1,962	-	1,962
Supplies consumption	2,264	-	212	2,476
Leases and insurance	-	-	511	511
Security service	507	43	116	666
Fees and remuneration for services	5,832	3,105	2,588	11,525
Public relations and marketing	-	116	-	116
Advertising and sponsorship	-	60	-	60
Reimbursements to personnel	-	-	1	1
Depreciation of property, plant and equipment	7,159	1,067	875	9,101
Depreciation of right-of-use asset	46	92	320	458
Directors and Supervisory Committee members’ fees	-	-	35	35
ENRE penalties (1)	1,207	838	-	2,045
Taxes and charges	-	1,751	85	1,836
Other	-	-	28	28
At 12.31.21	29,112	11,495	7,447	48,054

(1)	Includes recovery of technical service quality-related penalties for $ 344.3.

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2021 for $ 2,300.4.

Expenses by nature at 12.31.20
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	11,703	1,942	3,428	17,073
Pension plans	493	82	145	720
Communications expenses	329	670	1	1,000
Allowance for the impairment of trade and other receivables	-	6,311	-	6,311
Supplies consumption	2,834	-	223	3,057
Leases and insurance	1	1	475	477
Security service	462	49	52	563
Fees and remuneration for services	5,885	3,275	2,320	11,480
Public relations and marketing	-	29	-	29
Advertising and sponsorship	-	15	-	15
Reimbursements to personnel	-	-	1	1
Depreciation of property, plant and equipment	7,720	1,148	944	9,812
Depreciation of right-of-use asset	48	97	333	478
Directors and Supervisory Committee members’ fees	-	-	43	43
ENRE penalties (2)	499	550	-	1,049
Taxes and charges	-	2,193	96	2,289
Other	-	-	14	14
At 12.31.20	29,974	16,362	8,075	54,411

(2)	Includes recovery of technical service quality-related penalties for $ 1,057.4.

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2020 for $ 2,785.3.

2021 FINANCIAL STATEMENTS

Expenses by nature at 12.31.19
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	13,076	2,149	2,745	17,970
Pension plans	392	65	81	538
Communications expenses	170	760	35	965
Allowance for the impairment of trade and other receivables	-	2,782	-	2,782
Supplies consumption	3,319	-	235	3,554
Leases and insurance	-	-	465	465
Security service	487	88	190	765
Fees and remuneration for services	5,253	3,323	2,800	11,376
Public relations and marketing	-	84	-	84
Advertising and sponsorship	-	44	-	44
Reimbursements to personnel	-	-	2	2
Depreciation of property, plant and equipment	7,472	1,114	913	9,499
Depreciation of right-of-use asset	33	68	235	336
Directors and Supervisory Committee members’ fees	-	-	45	45
ENRE penalties	2,962	2,725	-	5,687
Taxes and charges	-	1,897	103	2,000
Other	-	-	32	32
At 12.31.19	33,164	15,099	7,881	56,144

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2019 for $ 2,313.8.

Note	11 | Other operating income (expense)

	Note	12.31.21	12.31.20	12.31.19
Other operating income
Income from customer surcharges		1,936	2,339	2,364
Commissions on municipal taxes collection		359	338	264
Fines to suppliers		118	-	41
Services provided to third parties		248	363	370
Related parties	35.a	-	65	41
Recovery of provision for contingences	34	-	313	-
Income from non-reimbursable customer contributions		47	40	14
Expense recovery		31	107	336
Construction plan Framework agreement	2.e	2,060	-	-
Other		43	70	137
Total other operating income		4,842	3,635	3,567

Other operating expense
Gratifications for services		(863)	(77)	(395)
Cost for services provided to third parties		(112)	(145)	(199)
Severance paid		(37)	(37)	(44)
Debit and Credit Tax		(1,068)	(1,235)	(1,628)
Provision for contingencies	34	(2,351)	(1,343)	(2,808)
Disposals of property, plant and equipment		(249)	(227)	(130)
Refund of fines to suppliers		-	(195)	-
Other		(207)	(140)	(45)
Total other operating expense		(4,887)	(3,399)	(5,249)

2021 FINANCIAL STATEMENTS

Note	12 | Net financial costs

	Note	12.31.21	12.31.20	12.31.19
Financial income
Financial interest		65	38	113
Other interest	35.a	-	45	5
Total financial income		65	83	118

Financial costs
Commercial interest		(22,232)	(9,031)	(6,139)
Interest and other		(4,688)	(4,783)	(7,704)
Fiscal interest		(4)	(165)	(11)
Bank fees and expenses		(37)	(17)	(35)
Total financial costs		(26,961)	(13,996)	(13,889)

Other financial results
Changes in fair value of financial assets		3,967	1,492	578
Net gain from the cancelattion of Corporate Notes		3	626	939
Exchange differences		(1,602)	(4,458)	(8,561)
Adjustment to present value of receivables		(150)	(195)	(157)
Recovery of provision for credit RDSA	38	580	-	-
Other financial costs (*)		(1,057)	(317)	(35)
Total other financial results		1,741	(2,852)	(7,236)
Total net financial costs		(25,155)	(16,765)	(21,007)

(*)	As of December 31, 2021, includes $ 911 relating to EDELCOS S.A.’s technical assistance (Note 35).

Note	13 | Basic and diluted (loss) income per share

Basic

The basic (loss) income per share is calculated by dividing the loss attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2021, 2020 and 2019, excluding common shares purchased by the Company and held as treasury shares.

The basic (loss) income per share coincides with the diluted (loss) income per share, inasmuch as the Company has issued neither preferred shares nor Corporate Notes convertible into common shares.

	12.31.21	12.31.20	12.31.19
(Loss) Income for the year attributable to the owners of the Company	(21,344)	(26,704)	24,913
Weighted average number of common shares outstanding	875	875	875
Basic and diluted (loss) income per share – in pesos	(24.39)	(30.52)	28.47

2021 FINANCIAL STATEMENTS

Note	14 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.20
Cost	5,498	47,483	120,974	52,866	9,461	42,313	485	279,080
Accumulated depreciation	(1,079)	(15,890)	(46,771)	(20,668)	(6,194)	-	-	(90,602)
Net amount	4,419	31,593	74,203	32,198	3,267	42,313	485	188,478

Additions	51	316	229	452	1,488	12,277	1,433	16,246
Disposals	(6)	-	(32)	(210)	(1)	-	-	(249)
Transfers	135	3,180	5,929	2,165	1,001	(10,972)	(1,438)	-
Depreciation for the year	(129)	(1,731)	(4,197)	(2,122)	(922)	-	-	(9,101)
Net amount 12.31.21	4,470	33,358	76,132	32,483	4,833	43,618	480	195,374

At 12.31.21
Cost	5,679	50,979	126,941	55,163	11,929	43,618	480	294,789
Accumulated depreciation	(1,209)	(17,621)	(50,809)	(22,680)	(7,096)	-	-	(99,415)
Net amount	4,470	33,358	76,132	32,483	4,833	43,618	480	195,374

·     During the year ended December 31, 2021, the Company capitalized as direct own costs $ 2,300.4.

2021 FINANCIAL STATEMENTS

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.19
Cost	4,913	45,261	128,855	54,901	8,216	46,427	499	289,072
Accumulated depreciation	(940)	(14,094)	(42,379)	(18,397)	(5,201)	-	-	(81,011)
Net amount	3,973	31,167	86,476	36,504	3,015	46,427	499	208,061

Additions	62	1,918	217	442	1,092	12,842	131	16,704
Disposals	-	(3)	(78)	(146)	-	-	-	(227)
Transfers	524	6,318	6,259	3,848	152	(16,956)	(145)	-
Depreciation for the year	(140)	(1,799)	(4,556)	(2,325)	(992)	-	-	(9,812)
Impairment	-	(6,008)	(14,115)	(6,125)	-	-	-	(26,248)
Net amount 12.31.20	4,419	31,593	74,203	32,198	3,267	42,313	485	188,478

At 12.31.20
Cost	5,498	47,483	120,974	52,866	9,461	42,313	485	279,080
Accumulated depreciation	(1,079)	(15,890)	(46,771)	(20,668)	(6,194)	-	-	(90,602)
Net amount	4,419	31,593	74,203	32,198	3,267	42,313	485	188,478

·	During the year ended December 31, 2020, the Company capitalized as direct own costs $ 2,785.3.
·	Includes $ 2,197.7 in additions, related to a 500/220 Kw - 800 MVA transformer bank in General Rodriguez transformer station (section 8, item 8.2 of the agreement entered into by the Company, the BICE bank and CAMMESA on April 24, 2014); with a contra-account in Deferred revenue.

2021 FINANCIAL STATEMENTS

Note	15 | Financial instruments

Note 15.1 | Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2021
Assets
Trade receivables	17,563	-	-	17,563
Other receivables	2,117	-	23	2,140
Cash and cash equivalents
Cash and Banks	1,518	-	-	1,518
Time deposits	305	-	-	305
Mutual funds	-	1,349	-	1,349
Financial assets at fair value through profit or loss:
Government bonds	-	8,872	-	8,872
Mutual funds	-	6,579	-	6,579
Financial assets at amortized cost:
Government bonds	243	-	-	243
Total	21,746	16,800	23	38,569

As of December 31, 2020
Assets
Trade receivables	21,352	-	-	21,352
Other receivables	592	-	492	1,084
Cash and cash equivalents
Cash and Banks	2,472	-	-	2,472
Mutual funds	-	4,110	-	4,110
Financial assets at fair value through profit or loss:
Government bonds	-	3,352	-	3,352
Financial assets at fair value
Government bonds	478	-	-	478
Total	24,894	7,462	492	32,848

	Financial liabilities at amortized cost	Total
As of December 31, 2021
Liabilities
Trade payables	76,837	76,837
Other payables	13,429	13,429
Borrowings	10,262	10,262
Total	100,528	100,528

As of December 31, 2020
Liabilities
Trade payables	50,606	50,606
Other payables	14,009	14,009
Borrowings	12,681	12,681
Total	77,296	77,296

Financial instruments categories have been determined based on IFRS 9.

2021 FINANCIAL STATEMENTS

The income, expenses, gains and losses resulting from each category of financial instruments are as follow:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2021
Interest income	65	-	65
Exchange differences	456	492	948
Changes in fair value of financial assets	-	3,967	3,967
Net gain from the cancelattion of Corporate Notes	3	-	3
Other	580	-	580
Total	1,104	4,459	5,563

As of December 31, 2020
Interest income	83	-	83
Exchange differences	860	874	1,734
Changes in fair value of financial assets	-	1,492	1,492
Net gain from the cancelattion of Corporate Notes	626	-	626
Total	1,569	2,366	3,935

	Financial liabilities at amortized cost	Total
As of December 31, 2021
Interest expense	(26,920)	(26,920)
Exchange differences	(2,550)	(2,550)
Other financial results	(1,057)	(1,057)
Total	(30,527)	(30,527)

As of December 31, 2020
Interest expense	(13,814)	(13,814)
Exchange differences	(6,192)	(6,192)
Other financial results	(317)	(317)
Total	(20,323)	(20,323)

Note 15.2 | Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

	12.31.21	12.31.20
Customers with no external credit rating:
Group 1 (i)	12,828	15,748
Group 2 (ii)	1,660	1,304
Group 3 (iii)	3,075	4,300
Total trade receivables	17,563	21,352

(i)	Relates to customers with debt to become due.
(ii)	Relates to customers with past due debt from 0 to 3 months.
(iii)	Relates to customers with past due debt from 3 to 12 months.

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of these financial assets.

2021 FINANCIAL STATEMENTS

Note	16 | Right-of-use asset

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

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

	12.31.21	12.31.20
Right of uses asset by leases	425	344

The development of right-of-use assets is as follows:

	12.31.21	12.31.20
Balance at beginning of year	344	357
Additions	539	465
Depreciation for the year	(458)	(478)
Balance at end of the year	425	344

Note	17 | Inventories

	12.31.21	12.31.20

Supplies and spare-parts	3,441	2,772
Advance to suppliers	-	51
Total inventories	3,441	2,823

2021 FINANCIAL STATEMENTS

Note	18 | Other receivables

	Note	12.31.21	12.31.20
Non-current:
Credit for Real estate asset	38	-	3,325
Financial credit		5	21
Related parties	35.d	2	5
Allowance for the impairment of other receivables		-	(3,208)
Total non-current		7	143

Current:
Credit for Real estate asset	38	31	55
Construction plan Framework agreement	2.e	294	-
Judicial deposits		85	116
Security deposits		64	58
Prepaid expenses		208	64
Advances to personnel		24	3
Financial credit		14	27
Advances to suppliers		9	110
Tax credits		1,364	492
Related parties	35.d	1	28
Debtors for complementary activities		63	103
Other		5	1
Allowance for the impairment of other receivables		(29)	(116)
Total current		2,133	941

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.21	12.31.20
Balance at beginning of year	3,324	4,501
Increase	3	140
Decrease	(1,771)	-
Result from exposure to inflation	(939)	(1,192)
Recovery	(588)	(125)
Balance at end of the year	29	3,324

The aging analysis of these other receivables is as follows:

	12.31.21	12.31.20
Without expiry date	151	202
Past due	341	98
Up to 3 months	610	125
From 3 to 6 months	355	478
From 6 to 9 months	338	17
From 9 to 12 months	338	21
More than 12 months	7	143
Total other receivables	2,140	1,084

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in Argentine pesos.

2021 FINANCIAL STATEMENTS

Note	19 | Trade receivables

	12.31.21	12.31.20
Current:
Sales of electricity – Billed	15,037	18,565
Framework Agreement (1)	-	14
Receivables in litigation	253	452
Allowance for the impairment of trade receivables	(6,006)	(6,948)
Subtotal	9,284	12,083

Sales of electricity – Unbilled	7,894	8,769
PBA & CABA government credit	383	497
Fee payable for the expansion of the transportation and others	2	3
Total current	17,563	21,352

(1)	As of December 31, 2020, the Province of Buenos Aires and the Federal Government have a debt with the Company for the consumption of electricity by low-income areas and shantytowns. The indicated amount does not include interest and no revenue for this concept has been recognized by the Company.

The value of the Company’s trade receivables approximates their fair value.

2021 FINANCIAL STATEMENTS

The roll forward of the allowance for the impairment of trade receivables is as follows:

	12.31.21	12.31.20
Balance at beginning of the year	6,948	3,176
Increase	1,967	6,296
Decrease	(211)	(928)
Result from exposure to inflation	(2,698)	(1,596)
Balance at end of the year	6,006	6,948

The aging analysis of these trade receivables is as follows:

	12.31.21	12.31.20
Not due	-	14
Past due	4,735	5,604
Up to 3 months	12,828	15,734
Total trade receivables	17,563	21,352

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in Argentine pesos.

Sensitivity analysis of the allowance for impairment of trade receivables:

- 5% increase in the uncollectibility rate estimate
12.31.21
Allowance	6,306
Variation	300

- 5% decrease in the uncollectibility rate estimate
12.31.21
Allowance	5,705
Variation	(301)

Note	20 | Financial assets at amortized cost

Schedule of financial assets at amortized cost

	12.31.21	12.31.20
Non-current
Government bonds	-	361

Current
Government bonds	243	117

2021 FINANCIAL STATEMENTS

Note	21 | Financial assets at fair value through profit or loss

Schedule of financial assets at fair value through profit or loss

	12.31.21	12.31.20

Government bonds	8,872	3,352
Mutual funds	6,579	-
Total Financial assets at fair value through profit or loss	15,451	3,352

Note	22 | Cash and cash equivalents

 Schedule of cash and cash equivalents

	12.31.21	12.31.20
Cash and banks	1,518	2,472
Time deposits	305	-
Mutual funds	1,349	4,110
Total cash and cash equivalents	3,172	6,582

Note	23 | Share capital and additional paid-in capital

Schedule of share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total
Balance at December 31, 2019 and 2020	57,475	760	58,235

Payment of Other reserve constitution - Share-bases compensation plan	-	6	6
Balance at December 31, 2021	57,475	766	58,241

As of December 31, 2021, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Listing of the Company’s shares

The Company’s shares are listed on the Buenos Aires Stock Exchange, forming part of the Merval Index, as well as on the NYSE, where each ADS represents 20 common shares.

Note	24 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program. As of December 31, 2021, the Company complies with the indebtedness ratio established in such program.

If the Company’s Debt Ratio were higher than 3, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

2021 FINANCIAL STATEMENTS

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

On April 15, 2021, 246,451 treasury shares were awarded, as part of the Share-based Compensation Plan, to executive directors, managers and other personnel holding key executive positions in the Company.

The fair value of the previously referred to shares at the award date, amounted to $ 162.3 and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

Note	26 | Trade payables

	12.31.21	12.31.20
Non-current
Customer guarantees	367	414
Customer contributions	293	372
Total non-current	660	786

Current
Payables for purchase of electricity - CAMMESA	57,618	32,265
Provision for unbilled electricity purchases - CAMMESA	9,480	10,025
Suppliers	8,542	6,880
Advance to customer	468	602
Customer contributions	32	48
Discounts to customers	37	-
Total current	76,177	49,820

The fair values of non-current customer contributions as of December 31, 2021 and 2020 amount to $ 46.4 and $ 64.6, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

2021 FINANCIAL STATEMENTS

Note	27 | Other payables

	Note	12.31.21	12.31.20
Non-current
ENRE penalties and discounts		9,373	9,391
Financial Lease Liability (1)		79	92
Total Non-current		9,452	9,483

Current
ENRE penalties and discounts		3,554	4,265
Related parties	35.d	138	22
Advances for works to be performed		13	20
Financial Lease Liability (1)		268	217
Other		4	2
Total Current		3,977	4,526

The value of the Company’s other financial payables approximates their fair value.

(1)	The development of the finance lease liability is as follows:

	12.31.21	12.31.20
Balance at beginning of year	309	301
Increase	451	258
Payments	(526)	(382)
Exchange difference	89	96
Interest	128	86
Result from exposure to inlfation	(104)	(50)
Balance at end of the year	347	309

As of December 31, 2021, future minimum payments with respect to finance leases are those detailed below:

	12.31.21	12.31.20
2021	-	297
2022	380	74
2023	116	27
2024	6	-
Total future minimum lease payments	502	398

The Company has entered into contracts with certain cable television companies granting them the right to use the network poles. As of December 31, 2021 and 2020, future minimum collections with respect to operating assignments of use are those detailed below:

	12.31.21	12.31.20
2021	-	715
2022	727	712
2023	700	705
2024	2	-
Total future minimum lease collections	1,429	2,132

2021 FINANCIAL STATEMENTS

Note	28 | Deferred revenue

	12.31.21	12.31.20
Non-current
Nonrefundable customer contributions	1,687	2,220

	12.31.21	12.31.20
Current
Nonrefundable customer contributions	44	55

Note	29 | Borrowings

	12.31.21	12.31.20
Non-current
Corporate notes (1)	-	12,465

Current
Corporate notes (1)	10,067	-
Interest from corporate notes	195	216
Total current	10,262	216

(1)	Net of debt issuance, repurchase and redemption expenses.

The fair values of the Company’s non-current borrowings as of December 31, 2021 and 2020 amount approximately to $ 8,982.5 and $ 10,228.5, respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each year. The applicable fair value category is Level 1.

The Company’s borrowings are denominated in the following currencies:

	12.31.21	12.31.20
US dollars	10,262	12,681

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	12.31.21	12.31.20
Fixed rate
Less than 1 year	10,262	216
From 1 to 2 years	-	12,465
Total fixed rate	10,262	12,681

2021 FINANCIAL STATEMENTS

The roll forward of the Company’s borrowings during the year was as follows:

	12.31.21	12.31.20
Balance at beginning of the year	12,681	20,246
Payment of borrowings' interests	(895)	(1,385)
Paid from repurchase of Corporate Notes	(17)	(5,731)
Payment of borrowings	-	(1,132)
Gain from repurchase of Corporate Notes	(3)	(626)
Exchange diference and interest accrued	2,769	6,113
Result from exposure to inlfation	(4,273)	(4,804)
Balance at the end of year	10,262	12,681

Corporate Notes programs

The Company has a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

				USD			$
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.20	Debt repurchase	Debt structure at 12.31.21	At 12.31.21
Fixed Rate Par Note	9	9.75	2022	98	-	98	10,067
Total				98	-	98	10,067

				USD			$
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.19	Debt repurchase	Debt structure at 12.31.20	At 12.31.20
Fixed Rate Par Note	9	9.75	2022	137	(39)	98	12,465
Total				137	(39)	98	12,465

The main covenants are those detailed below:

i.	Negative Covenants

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

2021 FINANCIAL STATEMENTS

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

Furthermore, on January 28, 2021, the Company paid Class 9 Corporate Notes for a total of USD 224,000 nominal value, equivalent to $ 23, received as collection of receivables. At the date of these financial statements, the Corporate Notes that remain outstanding amount to USD 98.1 million nominal value.

Additionally, on July 16, 2021, within the framework of the change of control of the Company (Note 39), and as provided for in article 10.3 of the class 9 Corporate Notes prospectus, which provides that each holder of these instruments will be entitled to require that the Company repurchase all or any part thereof by submitting an Offer due to Change of Control, the Company’s Board of Directors approved and informed the markets of the launching of the consent solicitation for consents of the holders of Corporate Notes due 2022.

In this regard, on July 30, 2021, the Company, given the majority support of the holders, obtained approval of the consent solicitation issued on July 16. Thus, edenor maintains the financial terms set forth in the respective Corporate Notes.

Note	30 | Salaries and social security taxes payable

a.	Salaries and social security taxes payable

	12.31.21	12.31.20
Non-current
Early retirements payable	-	37
Seniority-based bonus	398	421
Total non-current	398	458

Current
Salaries payable and provisions	4,159	5,181
Social security payable	332	415
Early retirements payable	24	39
Total current	4,515	5,635

The value of the Company’s salaries and social security taxes payable approximates their fair value.

b.	Salaries and social security taxes charged to profit or loss

	12.31.21	12.31.20	12.31.19
Salaries	11,262	12,293	12,939
Social security taxes	4,380	4,780	5,031
Total salaries and social security taxes	15,642	17,073	17,970

2021 FINANCIAL STATEMENTS

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations, which, as of December 31, 2021 and 2020, amount to $ 23.8 and $ 80.1, respectively.

The seniority-based bonus included in collective bargaining agreements in effect consists of a bonus to be granted to personnel with a certain amount of years of service. As of December 31, 2021 and 2020, the related liabilities amount to $ 404.5 and $ 421.1, respectively.

As of December 31, 2021 and 2020, the number of employees amounts to 4,668 and 4,776, respectively.

Note	31 | Benefit plans

The defined benefit plans granted to Company employees consist of a bonus for all the employees who have the necessary years of service and have made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary depending on the collective bargaining agreement and for non-unionized personnel.

	12.31.21	12.31.20
Non-current	997	1,130
Current	131	127
Total Benefit plans	1,128	1,257

The breakdown of the benefit plan obligations as of December 31, 2021 and 2020 is as follows:

	12.31.21	12.31.20
Benefit payment obligations at beginning of year	1,257	1,181
Current service cost	66	243
Interest cost	689	477
Actuarial losses	(200)	(164)
Result from exposure to inflation for the year	(613)	(459)
Benefits paid to participating employees	(71)	(21)
Benefit payment obligations at end of year	1,128	1,257

As of December 31, 2021 and 2020, the Company does not have any assets related to post-retirement benefit plans.

The breakdown of the charge recognized in the Statement of Comprehensive Income (Loss) is as follows:

	12.31.21	12.31.20	12.31.19
Cost	66	243	226
Interest	689	477	312
Actuarial results - Other comprehensive results	(200)	(164)	15
	555	556	553

2021 FINANCIAL STATEMENTS

The actuarial assumptions used are based on market interest rates for Argentine government bonds, past experience, and the Company Management’s best estimate of future economic conditions. Changes in these assumptions may affect the future cost of benefits and obligations. The main assumptions used are as follow:

 Schedule of actuarial assumptions

	12.31.21	12.31.20	12.31.19
Discount rate	5%	5%	5%
Salary increase	1%	1%	1%
Inflation	57%	50%	31%

Sensitivity analysis:

12.31.21
Discount Rate: 4%
Obligation	1,234
Variation	106
9%

Discount Rate: 6%
Obligation	1,038
Variation	(90)
(8%)

Salary Increase : 0%
Obligation	1,034
Variation	(94)
(8%)

Salary Increase: 2%
Obligation	1,237
Variation	109
9%

The expected payments of benefits are as follow:

	In 2022	In 2023	In 2024	In 2025	In 2026	Between 2027 to 2031
At December 31, 2021
Benefit payment obligations	131	23	25	26	5	22

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

Liabilities related to the above-mentioned benefits have been determined taking into consideration all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2021.

2021 FINANCIAL STATEMENTS

These benefits do not apply to key management personnel.

Note	32 | Income tax and deferred tax

The breakdown of deferred tax assets and liabilities is as follows:

	12.31.20	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income	12.31.21
Deferred tax assets
Tax loss carryforward	374	(126)	(248)	-	-
Trade receivables and other receivables	2,038	(687)	882	-	2,233
Trade payables and other payables	1,022	(345)	524	-	1,201
Salaries and social security taxes payable	385	(130)	277	-	532
Benefit plans	116	(39)	11	(70)	18
Tax liabilities	29	(10)	6	-	25
Provisions	1,234	(416)	798	-	1,616
Deferred tax asset	5,198	(1,753)	2,250	(70)	5,625

Deferred tax liabilities:
Property, plant and equipment	(35,283)	11,899	(27,600)	-	(50,984)
Financial assets at fair value through profit or loss	(450)	152	(84)	-	(382)
Borrowings	(3)	1	1	-	(1)
Tax inflation adjustment	(5,236)	1,766	(226)	-	(3,696)
Deferred tax liability	(40,972)	13,818	(27,909)	-	(55,063)

Net deferred tax liability	(35,774)	12,065	(25,659)	(70)	(49,438)

	12.31.19	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income	12.31.20
Deferred tax assets
Tax loss carryforward	-	-	374	-	374
Trade receivables and other receivables	1,137	(302)	1,203	-	2,038
Trade payables and other payables	1,236	(327)	113	-	1,022
Salaries and social security taxes payable	232	(60)	213	-	385
Benefit plans	222	(59)	2	(49)	116
Tax liabilities	38	(11)	2	-	29
Provisions	1,382	(367)	219	-	1,234
Deferred tax asset	4,247	(1,126)	2,126	(49)	5,198

Deferred tax liabilities:
Property, plant and equipment	(40,347)	10,710	(5,646)	-	(35,283)
Financial assets at fair value through profit or loss	(427)	113	(136)	-	(450)
Borrowings	(8)	3	2	-	(3)
Tax inflation adjustment	(4,658)	1,237	(1,815)	-	(5,236)
Deferred tax liability	(45,440)	12,063	(7,595)	-	(40,972)

Net deferred tax liability	(41,193)	10,937	(5,469)	(49)	(35,774)

	12.31.21	12.31.20
Deferred tax assets:
To be recover in more than 12 months	5,625	5,198
Deferred tax asset	5,625	5,198

Deferred tax liabilities:
To be recover in more than 12 months	(55,063)	(40,972)
Deferred tax liability	(55,063)	(40,972)

Net deferred tax liability	(49,438)	(35,774)

2021 FINANCIAL STATEMENTS

The breakdown of the income tax expense for the year includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; (ii) the effect of applying the deferred tax method which recognizes the effect of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The breakdown of the income tax expense is as follows:

	12.31.21	12.31.20	12.31.19
Deferred tax	(6,345)	4,184	(17,052)
Change in the income tax rate	(7,473)	1,284	1,273
Current tax	(2,042)	-	(5,964)
Difference between provision and tax return	224	(92)	(181)
Income tax expense	(15,636)	5,376	(21,924)

	12.31.21	12.31.20	12.31.19
(Loss) Income for the year before taxes	(5,708)	(32,080)	46,847
Applicable tax rate	35%	30%	30%
Result for the year at the tax rate	1,998	9,624	(14,054)
Loss on net monetary position	(3,359)	(2,020)	(3,943)
Adjustment effect on tax inflation	(6,972)	(3,357)	(5,761)
Non-taxable income	(54)	(63)	742
Difference between provision and tax return	224	(92)	(181)
Change in the income tax rate	(7,473)	1,284	1,273
Income tax expense	(15,636)	5,376	(21,924)

The income tax payable, net of withholdings is detailed below.

	12.31.21	12.31.20
Current
Provision of income tax payable	2,042	-
Tax withholdings	(788)	-
Total current	1,254	-

Note	33 | Tax liabilities

	12.31.21	12.31.20
Non-current
Current
Provincial, municipal and federal contributions and taxes	131	692
VAT payable	-	1,389
Tax withholdings	228	258
SUSS withholdings	27	16
Municipal taxes	233	350
Total current	619	2,705

2021 FINANCIAL STATEMENTS

Note	34 | Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.20	3,668	540

Increases	1,832	519
Decreases	-	(301)
Result from exposure to inflation for the year	(1,519)	(221)
At 12.31.21	3,981	537

At 12.31.19	4,237	439
Increases	1,097	246
Decreases	(158)	(18)
Recovery	(313)	-
Result from exposure to inflation for the year	(1,195)	(127)
At 12.31.20	3,668	540

Note	35 | Related-party transactions

The following transactions were carried out with related parties:

a.	Income

Company	Concept	12.31.21	12.31.20	12.31.19
PESA	Impact study	-	5	-
SACDE	Reimbursement expenses	-	60	41
FIDUS SGR	SGR contribution revenue		45	5
		-	110	46

b.	Expense

Company	Concept	12.31.21	12.31.20	12.31.19

EDELCOS S.A.	Technical advisory services on financial matters	(911)	-	-
PESA	Technical advisory services on financial matters	-	(311)	(279)
SACME	Operation and oversight of the electric power transmission system	(317)	(154)	(170)
OSV	Hiring life insurance for staff	-	(41)	(41)
SB&WM Abogados	Legal fees	-	(20)	-
FIDUS	Legal fees	-	(6)	(2)
ABELOVICH, POLANO & ASOC.	Legal fees	-	(2)	(3)
		(1,228)	(534)	(495)

c.	Key Management personnel’s remuneration

	12.31.21	12.31.20	12.31.19

Salaries	1,518	486	605

2021 FINANCIAL STATEMENTS

The balances with related parties are as follow:

d.	Receivables and payables

	12.31.21	12.31.20
Other receivables - Non current
SACME	2	5

Other receivables - Current
FIDUS SGR	-	26
SACME	1	2
	1	28
Other payables
Andina PLC	(119)	-
SACME	(19)	(22)
	(138)	(22)

(*) Balances held and transactions carried out as of December 31, 2020 and 2019, respectively, with the companies that comprised the Company’s former controlling economic group (Pampa Energía S.A.) are disclosed for comparative purposes.

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

The agreements with related parties that were in effect throughout fiscal year 2021 are detailed below:

Agreement with SACME

In the framework of the regulation of the Argentine electric power sector established by Law No. 24,065 and SEE Resolution No. 61/92, and after the awarding of the CABA and the Greater Buenos Aires distribution areas to edenor and Edesur S.A., the bidding terms and conditions of the privatization provided that both companies were to organize in equal parts SACME to operate the electric power supervision and control center of the transmission and sub-transmission system that feeds the market areas transferred to those companies.

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

The operating costs borne by the Company in fiscal year 2021 amounted to $ 317.

2021 FINANCIAL STATEMENTS

Agreement with EDELCOS S.A.

The agreement comprises the provision to the Company of technical advisory services especially on financial topics. It expires in December 2026, but may be extended if so agreed by the parties. In consideration of these services, the Company pays EDELCOS S.A. either an annual amount of $ 1,766 or the amount equivalent to 1.75% of the annual gross billing, whichever results in the higher amount, plus the related value added tax. Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

As of December 31, 2021, the Company recorded charges for EDELCOS S.A. technical advisory services for a total of $ 911 relating to the services rendered in the second half of 2021.

Fidus Sociedad de Garantía Recíproca

The Company’s Board of Directors, at its meeting of December 4, 2018, approved the making of a contribution of funds to Fidus SGR for a sum of $ 25, in the capacity as protector partner and with the scope set forth in Law No. 24,467.

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

The detail of the documentation stored outside the Company’s offices for keeping purposes, as well as the documentation referred to in Section 5 sub-section a.3) of Part I of Chapter V of Title II of the Regulations (Technical Rule No. 2,013, as amended) is available at the Company’s registered office.

Note	37 | Shareholders’ Meetings

The Company Ordinary Shareholders’ Meeting held on April 27, 2021 resolved, among other issues, the following:

-	To approve edenor’s Annual Report and Financial Statements as of December 31, 2020;
-	To allocate the $ 17,698 loss for the year ended December 31, 2020 (at the purchasing power of the currency at December 31, 2021 amounts to $ 26,704) to the partial absorption of the Discretionary reserve, under the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550;
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;
-	To appoint the authorities and the external auditors for the current fiscal year;

2021 FINANCIAL STATEMENTS

Furthermore, on August 10, 2021 an Ordinary Shareholders’ Meeting was held, at which the following issues, among others, were dealt with:

-	Consideration of the actions taken by the Directors and Supervisory Committee members that resigned their positions as from June 30, 2021, and their respective remunerations;
-	Consideration of the appointment of Directors and Supervisory Committee members as from June 30, 2021.

Finally, and in relation to what was discussed by the Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020, in which it was decided to approve the modification of Articles No. 13, 19, 23, 25 and 33 and an ordered text of the Bylaws, ad-referendum of its approval by the ENRE, dated February 23, 2022 through Resolution No. 62/2022, the Regulatory Entity gave its approval.

Note	38 | Termination of agreement on real estate asset

With regard to the real estate asset to be constructed, acquired by the Company in November 2015, the subsequent termination of the agreement due to RDSA’s default in August 2018 and the respective legal actions brought by the Company against the seller and the insurance company, and with respect to the settlement agreement dated September 30, 2019 that the Company entered into with Aseguradores de Cauciones S.A., the following recent events stand out:

-	With regard to the USD 1 million receivable resulting from the agreement with Aseguradora de Cauciones S.A., the Company has received to date the payment of USD 720,000. The remaining balance for USD 280,000 will be collected in accordance with a new payment schedule to be agreed upon between the Company and the insurance company. At the date of these financial statements, such payment schedule is being negotiated.

-	With regard to RDSA reorganization proceedings, the Company has filed ancillary proceedings for review of the amount declared inadmissible, relating to the contractually agreed-upon penalty clause. The ancillary proceedings for review have been rejected by the Court, decision which the Company has appealed to the Court of Appeals in Commercial Matters, where it is pending resolution. Due to the pandemic declared by the WHO on March 11, 2020 and the mandatory and preventive social isolation ordered by DNU 297/2020, and the subsequent extensions thereof, the originally set procedural time limits have been extended, with the exclusivity period in order for the reorganization debtor to propose one or more reorganization plans and obtain the consent required by law for the confirmation of the eventual agreement being currently underway.

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

2021 FINANCIAL STATEMENTS

As of December 31, 2021, a gain has been recognized on recovery of allowance for $ 580, which is disclosed in Other financial results, resulting from edenor’s acceptance of the aforementioned offer.

Note	39 | Change of control

On December 28, 2020, Pampa Energía S.A., the holder of 100% of edenor’s Class A shares, representing 51% of edenor‘s share capital, entered into a share purchase and sale agreement, as the seller, with Empresa de Energía del Cono Sur S.A.

By virtue of such agreement, Pampa Energía S.A. agreed, subject to certain conditions precedent such as the approval of both its shareholders’ meeting and the ENRE, to sell control of edenor by transferring all the Class A Shares and votes in edenor.

In this regard, on February 17, 2021, the Shareholders’ meeting of Pampa Energía approved the referred to transaction.

On June 23, 2021, by means of Resolution No. 207/2021, the ENRE authorized Pampa Energía S.A. to transfer all the Class A shares, representing 51% of the Company’s share capital and votes, to Empresa de Energía del Cono Sur S.A. in accordance with the share purchase and sale agreement entered into on December 28, 2020.

The transfer of all the Class A shares, representing 51% of the Company’s share capital and votes owned by Pampa Energía S.A., in favor of Empresa de Energía del Cono Sur S.A. was completed shortly afterwards on June 30, 2021.

Within this context, after the aforementioned transfer, the Class A Directors tendered resignation; therefore, to fill the vacancies, the Company’s Supervisory Committee appointed Messrs. Neil A. Bleasdale (Chairman), Esteban Macek (Vice-Chairman); Nicolás Mallo Huergo, Eduardo Vila, Edgardo Volosin, Federico Zin and Mariano C. Lucero as Directors and Messrs. Hugo Quevedo, Mariano C. Libarona, Daniel O. Seppacuercia, Diego Hernán Pino, Sebastián Álvarez and María Teresa Grieco as Alternate Directors.

Finally, as required by the regulations in effect and within the time periods set forth therein, Empresa de Energía del Cono Sur S.A. will announce the launching of a mandatory Public Tender Offer to all the holders of Class B and Class C common shares issued by the Company, including the holders of ADS in respect of the underlying Class B common shares, in accordance with the provisions of General Resolution No. 779/2018 of the National Securities Commission.

Note	40 | Events after the reporting year

The following are the events that occurred subsequent to December 31, 2021:

-	Public Hearing – ENRE Resolution No. 25/2022, see Note 2.b;
-	Seasonal prices - ENRE Resolution No. 41/2022, see Note 2.b;
-	Special system for the settlement of debts – Executive Order No. 88/2022, see Note 2.c.
-	Amendment to the By-laws – ENRE Resolution No. 62/2022, see Note 37.
-	Transition tariff – ENRE Resolution No. 76/2022, see Note 2 paragraphs b and g.

NEIL BLEASDALE
Chairman

