Form 20-F
period 2022-12-31
EDENOR
filed 2023-04-19
CIK 1395213

As filed with the Securities and Exchange Commission on April 20, 2023

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022 Commission File Number: 001-33422

Empresa Distribuidoray Comercializadora Norte S.A. (EDENOR S.A.)
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 462,292,111 Class A Common Shares, 442,210,385 Class B Common Shares and 1,952,604 Class C Common Shares.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such fi les). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (§ 15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☒   Other ☐

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

In this annual report, except as otherwise specified, references to “we”, “us”, “our” and “the Company” are references to (i) Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.), or “Edenor”. For more information, see “Item 4—Information on the Company—History and Development of the Company.”

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally under the captions “Item 3. Key Information - Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Forward-looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ materially from those expressed or implied in our forward-looking statements, including, among other things:

•	the treatment of tariff updates according to the Integral Tariff Revision process (Revisión Tarifaria Integral or “RTI”);
•	uncertainties related to future Government interventions or legal actions;
•	general political, economic, social, demographic and business conditions in the Republic of Argentina, (“Argentina”) and, particularly, in the geographic market we serve;
•	the evolution of energy losses and the impact of fines and penalties and uncollectible debt;
•	the impact of regulatory reform and changes in the regulatory environment in which we operate;
•	electricity shortages;
•	the high temperatures and extreme climate registered during the year which affects the provision of transport and distribution energy services
•	potential disruption or interruption of our service;
•	the revocation or amendment of our concession by the granting authority;
•	our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;
•	high depreciation of the Peso;
•	the impact of high rates of inflation on our costs;
•	the unsustainability of the tariff freeze in the distribution of energy margin;
•	our ability to continue as a going concern;
•	Argentina’s renegotiation with the International Monetary Fund (“IMF”); and
•	additional matters identified in “Risk factors”.

Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we file this annual report because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this annual report.

PRESENTATION OF FINANCIAL INFORMATION

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina. Unless otherwise stated, references to the financial results of “Edenor” are to the consolidated financial results of Edenor. We hold a concession to distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and in the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately 9 million people. .

Our financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, and the notes thereto (the “Financial Statements”) are set forth on pages F-1 through F-67 of this annual report.

Our Financial Statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), have been approved by resolution of the Board of Directors’ meeting held on March 9, 2023 and have been audited by an independent registered public accounting firm.

Argentina has been considered a high-inflation economy for accounting purposes according to the IAS 29 “Financial reporting in hyperinflationary economies” since July 1, 2018. Therefore, the financial information included in this annual report for all the periods reported are presented on the basis of constant Argentine Pesos as of December 31, 2022 (“current currency”). See “Item 3. Key Information— Risk Factors—As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements in accordance with IFRS, in terms of the measuring unit current at the end of the reporting year, which could adversely affect our results of operation and financial condition”, “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations” and Note 3 to our Financial Statements.

We maintain our accounting records and prepare our financial statements in Argentine Pesos, which is our functional currency.

Certain amounts and ratios contained in this annual report (including percentage amounts) may have been rounded up or down to facilitate the summation of the tables in which they are presented. The effect of this rounding is not material. These rounded amounts and ratios may also be included within the text of this annual report.

EXCHANGE RATES

In 2022, the Argentine Peso continued to depreciate against major foreign currencies, particularly against the U.S. dollar. According to the exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso depreciated by 72.5% against the U.S. dollar during the year ended December 31, 2022 (compared to 22.1%, 40.5% and 58.9% in the years ended December 31, 2021, 2020 and 2019, respectively).

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

In this annual report, except as otherwise specified, references to “U.S.$” and “Dollars” are to U.S. Dollars, and references to “Ps.”, “AR$” and “Pesos” are to Argentine Pesos. Solely for the convenience of the reader, we have converted certain amounts included in this annual report from Pesos into Dollars using, for the information provided as of December 31, 2022, the selling exchange rate reported by the Banco Nación, as of December 31, 2022, which was Ps.177.16 to U.S.$1.00 unless otherwise indicated. These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or at any other exchange rate. On April 11, 2023, the exchange rate was Ps. 213.76, to U.S.$1.00. As a result of fluctuations in the Dollar Peso exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates.

	Low	High	Average		Period End
	(Pesos per U.S. Dollar)
Year ended December 31,
2018	18.41	41.25	29.26	(1)	37.70
2019	36.90	60.40	47.82	(1)	59.89
2020	59.82	84.15	70.87	(1)	84.15
2021	84.15	105.20	95.13	(1)	102.72
2022	102.72	177.16	131.08	(1)	177.16

Month
November-22	157.28	167.28	162.07	(2)	167.28
December-22	167.72	177.16	172.38	(2)	177.16
January-23	177.16	187.00	182.12	(2)	187.00
February-23	187.29	197.15	191.97	(2)	197.15
March-23	197.57	209.01	202.92	(2)	197.57
_____________________
Source: Banco Nación

(1)        Represents the average of the exchange rates on the last day of each month during the period.

(2)        Average of the lowest and highest daily rates in the month.

RISK FACTORS

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” of this annual report for a more thorough description of these and other risks:

Risks Related to Argentina

•	A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, users, business, and results of operations.
•	The Argentine economy remains vulnerable and any significant decline may adversely affect our business, results of operations, and financial condition.
•	Economic and political developments in Argentina, and future policies of the Argentine Government may affect the economy as well as the operations of the energy distribution industry, including Edenor.
•	If high levels of inflation continue, the Argentine economy and our results of operations could be adversely affected.

•	As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements in accordance with IFRS, in terms of the measuring unit current at the end of the reporting year, which could adversely affect our results of operation and financial condition.
•	The credibility of several Argentine economic indexes was called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, limit our ability to access credit and the capital markets.
•	Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects.
•	Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy and could in turn adversely affect our results of operations.
•	Intervention by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations.
•	Argentine corporations may be restricted to make payments in foreign currencies or import certain products.
•	Argentine public expenditures may adversely affect the Argentine economy.
•	The Argentine economy remains vulnerable to external shocks that could be caused by significant economic difficulties of Argentina’s major regional trading partners, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth and, therefore, our results of operations and financial condition.
•	The global and local economies and our results of operations could be adversely affected as a result of the outbreak of war between Ukraine and Russia.
•	The application of certain laws and regulations could adversely affect our results of operations and financial condition.
•	The Argentine economy and finances may be adversely affected as a consequence of a decrease in the international prices of commodities that Argentina exports.
•	Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition.
•	Any downgrade in the credit rating or rating outlook of Argentina could adversely affect both the rating and the market price of our ADS, our Class B common shares and our corporate debt, affecting also our liquidity.

Risks Relating to the Electricity Distribution Sector

•	The Argentine Government has intervened in the electricity sector in the past, and may continue intervening.
•	There is uncertainty as to what other measures the Argentine Government may adopt in connection with tariffs on public services and their impact on the Argentine economy.
•	Electricity distributors were severely affected by the emergency measures adopted during the economic crisis, many of which remain in effect.
•	Electricity demand may be affected by tariff increases, which could lead distribution companies, such as us, to record lower revenues.
•	Energy shortages may act as a brake on growing demand for electricity and disrupt distribution companies’ ability to deliver electricity to their customers, which could result in customer claims and material penalties imposed on these companies.
•	If the demand for energy is increased suddenly, the difficulty in increasing the capacity of distribution companies in a short or medium term, could adversely affect the Company, which in turn could result in customer complaints and substantial fines for any interruptions.

Risks Relating to Our Business

•	We operate our business pursuant to our Concession Agreement granted by the Argentine Government, the revocation or termination of which would have a material adverse effect on our business.
•	Downgrades in our credit ratings could have negative effects on our funding costs and business operations.
•	Our business is subject to risks arising from natural disasters, catastrophic accidents and terrorist attacks. Additionally, our businesses are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfil our contractual commitments and thus adversely affect our business and financial performance.
•	Our operations could cause environmental risks and any change in environmental laws, climate change legislation or regulations restricting emissions of greenhouse gases (“GHGs”) and legal frameworks promoting an increase in the participation of energies from renewable sources could significantly impact our business and result in increased operating costs.
•	Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, affected and may continue to affect our capacity to perform our commercial obligations and could also have a material adverse effect on our ability to perform our financial obligations.
•	We may not be able to adjust our tariffs to reflect increases in our distribution costs in a timely manner, or at all, which may have a material adverse effect on our results of operations.
•	Our distribution tariffs may be subject to challenges by Argentine consumer and other groups.
•	We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations.
•	The increase in the illegal settlements within the greater Buenos Aires metropolitan area may affect the Company’s ability to distribute energy to its customers, as well as produce an increase in public safety risks.
•	If we are unable to control our energy losses, especially the theft of energy, our results of operations could be adversely affected.
•	Under the Concession Agreement, the Argentine Government could foreclose on its pledge over our Class A common shares under certain circumstances, which could have a material adverse effect on our business and financial condition.
•	Default by the Argentine Government could lead to termination of our concession, and have a material adverse effect on our business and financial condition.
•	The expiration of the management period could result in the sale of the Company’s controlling interest.
•	We may be unable to import certain equipment to meet growing demand for electricity, which could lead to a breach of our Concession Agreement and could have a material adverse effect on the operations and financial position.
•	We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material effect on our business.
•	We could incur material labor liabilities in connection with our outsourcing that could have an adverse effect on our business and on our results of operations.
•	Our performance is largely dependent on recruiting and retaining key personnel.
•	We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in Argentina. Any violation thereunder could have a material adversed effect on our reputation and the results of our operation.
•	We are involved in various legal proceedings which could result in unfavorable decisions for us, which could in turn have a material adverse effect on our financial position and results of operations.
•	In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations.
•	We currently are not able to effectively hedge our currency risk in full and, as a result, a devaluation of the Peso may have a material adverse effect on our results of operations and financial condition.
•	A substantial number of our assets are not subject to attachment or foreclosure and the enforcement of judgments obtained against us by our shareholders may be substantially limited.

•	The loss of the exclusivity of electricity distribution in our service area may be adversely affected by technological or other changes in the energy distribution industry, which could have a material adverse effect on our business.
•	A potential nationalization or expropriation of 51% of our capital stock, represented by Class A shares, may limit the ability of Class B shares to participate in the Board of Directors.
•	We may not be able to raise the funds necessary to repay our commercial debt with CAMMESA, our major supplier.
•	We may not have the ability to collect the amounts corresponding to the discounts of the Social Rate, the ceilings of the Social Rate and the bonuses for neighbourhood clubs, that must be financed by the Province of Buenos Aires and the Autonomous City of Buenos Aires.
•	All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon occurrence of any such events.
•	We may not have the ability to raise the funds necessary to finance a change of control offering as required by our Senior 2025 Notes and Senior 2024 Notes.
•	The New York Stock Exchange and/or ByMA may suspend trading and/or delist our ADSs and Class B common shares, upon the occurrence of certain events relating to our financial situation.
•	Changes in weather conditions or the occurrence of severe weather (whether or not caused by climate change or natural disasters), could adversely affect our operations and financial performance.
•	Cybersecurity events, such as interruptions or failures in our information technology systems as well as cyber-attacks, could adversely affect our business, financial condition, results of operations and cash flows.
•	The Company’s operations and business could be affected by the adoption of restrictions on the import of products or the technical conditions applicable thereto.

Risks relating to our ADSs and Class B common shares

•	Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions on, and the proceeds of any sale of, the Class B common shares underlying the ADSs, which could affect the market value of the ADSs.
•	Our shareholders’ ability to receive cash dividends may be limited.
•	Our shareholders may be subject to liability for certain votes of their securities.
•	If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our securities may be adversely impacted.
•	Provisions of Argentine securities laws could deter takeover attempts and have an adverse impact on the price of our shares and ADSs.

Risks Related to Argentina

Overview

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and all of our revenues are earned in Argentina and all of our operations, facilities, and users are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, political and financial conditions prevailing in Argentina, including growth rates, inflation rates, currency exchange rates, taxes, interest rates, and other local, regional and international events and conditions that may affect Argentina in any manner. For example, a slowdown in economic growth or economic recession could lead to a decreased demand for electricity in our concession area or a decline in the purchasing power of our users, which, in turn, could lead to a decrease in collection rates from our users or increased energy losses due to illegal use of our service. For example, Argentina’s economy grew in 2017, 2021 and slightly in 2022, but contracted in 2018, 2019 and 2020. Several factors have impacted the Argentine economy in the recent past, and may continue to impact it in the future, including among others, inflation rates, exchange rates, commodity prices, public debt, availability of IMF SDRs, amendments to the tax regime and policies on trade and fiscal balances.

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

In addition to the severe social and market disruption at a global scale during 2020 caused by the COVID 19 outbreak, in recent years, several trading partners of Argentina (such as Brazil, Europe and China) have experienced significant slowdowns or recession periods in their economies. While the vast majority of economies recovered during 2021 and 2022, if such slowdowns or recessions were to recur, this may impact the demand for products coming from Argentina and hence affect its economy. Additionally, there is uncertainty as to how the trade relationship between the Mercosur member States will unfold, in particular between Argentina and Brazil. We cannot predict the effect on the Argentine economy and our operations if trade disputes arise between Argentina and Brazil, or in case either country decided to exit the Mercosur.

In addition, the global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies in 2020 and 2021, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Iran, Ukraine, Syria and North Korea. Moreover, political and social crises arose in several countries of Latin America during 2019, as the economy in much of the region has slowed down after almost a decade of sustained growth, among other factors. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the possibility of a trade war between the United States and China. In addition, United Kingdom exited the European Union (“Brexit”) on January 31, 2020. The medium and long term implications of Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets.

Furthermore, in February 2022, Russian troops invaded Ukraine. Although the severity and duration of the ongoing military action are unpredictable, the conflict in Ukraine, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions being levied by the United States, the European Union and other countries against Russia. Russia’s military incursion and the market volatility has adversely affected and may continue to affect the global economy and financial markets and thus could affect our business, financial condition or results of operations. The extent and duration of the military action, sanctions and resulting market disruptions are difficult to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this annual report and may result in compliance and operational challenges for the Company.  Trade restrictions imposed on Russia have led to increasing prices of oil, fluctuation in commodities markets and foreign currency exchange volatility. Russia’s military incursion and the market volatility could adversely affect the global economy and financial markets and thus could affect our business, financial condition or results of operations. Further escalation of such armed conflict could lead to supply disruptions and higher energy costs, among others, which could adversely affect our results of operations.

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

The Argentine economy remains vulnerable and any significant decline may adversely affect our business, results of operations, and financial condition

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency depreciation. Sustainable economic growth in Argentina depends on a variety of factors including the international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable rate of inflation, national employment levels and the circumstances of Argentina’s regional trade partners. The Argentine macroeconomic environment, in which we operate, remains vulnerable, as reflected by the following economic conditions:

•        according to the recent data published by the INDEC in 2023, for the year ended December 31, 2022, Argentina’s real GDP increased by 5.2% compared to the same period in 2021;

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

The Argentine Peso has been subject to significant depreciation against the U.S. dollar in the past and may be subject to fluctuations in the future. We cannot predict whether and to what extent the value of the Peso could depreciate or appreciate against the U.S. dollar and the way in which any such fluctuations could affect our business. The value of the Peso compared to other currencies is dependent, in addition to other factors listed above, on the level of international reserves maintained by the Central Bank of the Republic of Argentina (Banco Central de la República Argentina, the “Central Bank” or “BCRA”), which have also shown significant fluctuations in recent years. As of December 31, 2022, the international reserves of the BCRA totaled U.S.$44,598 million. According to the exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso depreciated by 72.5% against the U.S. dollar during the year ended December 31, 2022 (compared to 22.1%, 40.5% and 58.9% in the years ended December 31, 2021, 2020 and 2019, respectively).

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

The success of these measures or other measures that the BCRA may implement in the future, is uncertain and any further depreciation of the Argentine Peso or our inability to acquire foreign currency could have a material adverse effect on our financial condition and results of operations. We cannot predict the effectiveness of these measures. We cannot predict whether, and to what extent, the value of the Argentine Peso may depreciate or appreciate against the U.S. dollar or other foreign currencies, and how these uncertainties will affect electricity consumption. Furthermore, no assurance can be given that, in the future, no additional currency or foreign exchange restrictions or controls will be imposed. Existing and future measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. We cannot predict how these conditions will affect the consumption of services provided by Edenor or our ability to meet our liabilities denominated in currencies other than the Argentine Peso, including our Senior Notes due 2024 and 2025 for U.S.$60 million and U.S.$55 million, respectively. Any restrictions on transferring funds abroad imposed by the Government could undermine our ability to pay dividends on our ADSs or make payments (of principal or interest) under our outstanding indebtedness in U.S. dollars, as well as to comply with any other obligation denominated in foreign currency.

Due to the above mentioned macroeconomic situation, the financial impact on the Company is discussed in Note 1 to our 2022 financial statements, where the Company’s Board and management concluded that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by the Public Company Accounting Oversight Board (United States) (“PCAOB”) standards) about Edenor’s ability to continue as a going concern, which was also expressed by our independent registered public accounting firm in their report appearing elsewhere herein. A decline in economic growth, an increase in economic instability or the expansion of economic policies and measures taken or that may be adopted in the future by the Argentine Government to control inflation or address other macroeconomic developments that affect private sector entities such as us, all developments over which we have no control, could have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs and Class B common shares.

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

According to data published by the INDEC, Consumers Price Index (“CPI”) rates for 2022, 2021 and 2020 were 94.8% in 2022 50.9% in 2021 and 36.1%, , respectively and 6.0% and 6.6% in January and February 2023, respectively. See “Item 3. Key Information— Risk Factors—Risks Related to Argentina—The credibility of several Argentine economic indexes was called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, limit our ability to access credit and the capital markets” below. The Argentine Government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline have affected prices, creating additional inflationary pressure. If the value of the Argentine Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

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

In 2017, the INDEC began publishing a national CPI, which is based on a survey conducted by the INDEC and several provincial statistical offices in 39 urban areas including each of Argentina’s provinces. The official CPI inflation rate for the year ended December 31, 2022 was 94.8%.

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

In 2020, the Argentine Government reached an agreement with private creditors to renegotiate certain debt conditions as maturity dates and interest rates applicable for the following first years. On April 21, 2020, Argentina invited holders of approximately U.S.$66.5 billion aggregate principal amount of its foreign currency external bonds to exchange such bonds for new bonds. The invitation contemplated the use of collective action clauses included in the terms and conditions of such bonds, whereby the decision by certain majorities would bind holders that do not tender into the exchange offer. On August 31, 2020 it announced that it had obtained bondholder consents required to exchange and or modify 99.01% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the exchange offer. The restructuring settled on September 4, 2020. As a result of the invitation, the average interest rate paid by Argentina’s foreign currency external bonds was lowered to 3.07%, with a maximum rate of 5.0%, compared to an average interest rate of 7.0% and maximum rate of 8.28% prior to the invitation. In addition, the aggregate amount outstanding of Argentina’s foreign currency external bonds was reduced by 1.9% and the average maturity of such bonds was extended.

On June 22, 2021, the Minister of Economy announced that the Argentine Government had obtained a “time bridge” within the framework of the Paris Club negotiations, consequently avoiding default. The understanding provides that the Argentine Government will have until March 31, 2022 to reach a restructuring agreement with the Paris Club members, which was further extended until July 31, 2022. On October 28, 2022, the Minister of Economy announced a new agreement with the Paris Club, which is an addendum to the Paris Club 2014 Settlement Agreement. This new agreement recognizes a principal amount of US$1.97 billion, extending the repayment period to thirteen semi-annual installments, starting in December 2022 to be repaid in full in September 2028. As part of the agreement, the interest rate applicable to the first three installments was reduced from 9% to 3.9%, with subsequent gradual increases to 4.5%. The payment profile implies semi-annual payments averaging US$170 million (principal and interest included). Over the next two years, Argentina will repay 40% of the principal amount outstanding.

On January 28, 2022, the IMF and the Argentine authorities reached an understanding on key policies as part of their ongoing discussions on an IMF-supported program for the refinancing of the debt of U.S.$44.1 billion set to mature in 2022 and 2023. On March 4, 2022, the Argentine Government reached a staff-level agreement with the IMF and a bill was sent to the Argentine Congress. On March 11, 2022, the lower house of the Argentine Congress passed and sent to the Senate the bill that supports the agreement between Argentina and the IMF. On March 17, 2022, the Senate approved the agreement “Program of Extended Facilities” between the Argentine Government and the IMF, following the Argentine Congress’ endorsement of the understanding with the IMF, and on March 25, the Program of Extended Facilities was approved by the Executive Board of the IMF.

As a result, the Law No. 27,668 was sanctioned on March 18, 2022, and consequently the Program of Extended Fund Facility was approved, allowing the IMF to pay out U.S.$44.500 million. This agreement includes an obligation to develop an energetic plan, that focuses on improving energy efficiency, and researching for a cleaner and cheaper way to produce and distribute electricity among other goals to achieve. Furthermore, the law reinforces Argentina’s commitment to create a new subsidy segmentation scheme, concentrated on improving the energy distribution as well as protecting the low- and middle-income users.

In June 2022, the IMF’s staff published the first review of the Extended Agreement, taking into the account the exceptional risk resulting from the war in Ukraine, a resurgence of the pandemic and a slowdown in key emerging economies. The IMF strongly supported the Decree No. No. 332/2022, which created a new subsidy segmentation scheme, eliminating the subsidies for the top 10 percent of residential consumers with the highest income level.

On September 19, 2022, the second review of the arrangement took place. Although ir acknowledged the registered growth of real GDP and the decisive steps taken by the authorities to restore macroeconomic stability, the Staff reiterated the need to significantly reduce subsidies for residential users with greatest payment capacity and commercial users. In addition, the IMF encouraged the Argentine Government to continue reducing subsidies, while improving its performance in the following aspects: database improvement, allowing consumers to self- declare their income and assets and reduce the number of non-registered consumers; linkage of prices to cost, instead of wages; less generous consumption ceilings, together with the introduction of a ceiling for low–income consumers, focusing on energy efficiency; and enhanced targeting, composed of three groups and the chance of reconsideration.

On December 2, 2022, the IMF Staff published a third review, with positive feedback on macroeconomic aspects, but underlining the challenging global environment. Focusing on the energy aspect, the IMF reinforced the need to reduce subsidies for residential users with the greatest payment capacity and commercial users. In both cases, the remaining subsidies would be removed in February 2023, establishing a cap for electricity and gas prices during peak consumption months to ensure the fiscal targets. On the other side, middle and low-income residential users would cap the cost of energy at 40 percent and 80 percent of growth in the wage index, respectively. Furthermore, the tariff agreements with electricity distributors within the metropolitan region of Buenos Aires would be updated in February 2023 to improve CAMMESA’s income, including an arrangement to eliminate distributors’ arrears to or from CAMMESA and therefore alleviate the pressures on government finances.

On March 13, 2023, the IMF web page published an article emphasising a successful fourth review, as a result of the agreement between its Staff and the Argentine authorities.

We cannot assure whether the agreement with IMF could not affect Argentina’s  ability to implement reforms and public policies and boost economic growth, nor the impact of the result that renegotiation will have in Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets) to access international capital markets, in the Argentine economy or in our economic and financial situation or in our capacity to extend the maturity dates of our debt or other conditions that could affect our results and operations or businesses.

Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy and could in turn adversely affect our results of operations

The Argentine Peso suffered important fluctuations during the last four years. We are unable to predict the future value of the Peso against the U.S. Dollar. If the Peso devaluates further, the negative effects on the Argentine economy could have adverse consequences on our business, our results of operations and the market value of our ADSs, including as measured in U.S. Dollars.

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

In the future, the Argentine Government may introduce new exchange controls and/or strengthen the existing ones, create restrictions on transfers to other countries, restrictions to capital movements or other measures in response to an eventual capital flight or an important depreciation in the Peso, measures that can, in turn, affect our ability to access the international capital markets. Such restrictions and measures may generate political and social tensions and deteriorate the Argentine Government´s public finances, as has occurred in the past, generating an adverse effect in the Argentine economic activity and, in consequence, adversely affecting our business and the result of our operations, and cause the market value of our ADSs and our Class B common shares to decline. See “Item 10. Additional Information— Exchange Controls.” Moreover, we cannot preditct the measures that may be adopted by the current or any future government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade and investments, restrictions to transfers to other countries or to capitals movement, or an important depreciation of the Peso will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations or cause the market value of our ADSs and our Class B common shares to decline.

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

Argentine public expenditure may affect the Argentine economy

Public expenditure increased throughout the last decade in Argentina. The Argentine Government adopted several measures to finance its public expenditure.

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

In mid-December 2021, the Russian Foreign Ministry issued a series of demands that included a ban on Ukraine joining the North Atlantic Treaty Organization (“NATO”) and the reduction of NATO troops and military equipment in Eastern Europe for its military forces to withdraw. The United States and other NATO allies rejected those demands and warned Russia that they would retaliate if Russia invaded Ukraine, including the imposition of economic sanctions. Tensions remained high as negotiations continued without any apparent progress toward a formal agreement.

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

The application of certain laws and regulations could adversely affect our results of operations and financial condition

The Company’s operations and business could be affected by the adoption of restrictions on the import of products.

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

On August 7, 2014, Law No. 26,944 on State Responsibility was enacted to regulate the liability of the Argentine Government and public officers, including state liability for unlawful and lawful actions. Such law regulates the Argentine Government’s liability on damages that its activity or inactivity may cause to individuals’ properties or rights, establishing that (i) the Argentine Government’s liability is objective and direct, (ii) the provisions of the Argentine Civil and Commercial Code are not applicable to the actions of the Argentine Government in a direct or subsidiary manner and (iii) no dissuasive financial penalties may be imposed on the Argentine Government, its agents or officers. Additionally, it specifies that the Argentine Government shall not be liable for the damages caused by public services concessionaires.

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

By means of Executive Order No. 990/20, the 2021 Budget Law was partially approved. In its Section 87, the law provides for a system for the settlement of debts with CAMMESA and/or the Wholesale Electric Market (Mercado Eléctrico Mayorista or “WEM”) accumulated by the electricity distribution companies as of September 30, 2020, whether on account of the consumption of energy, power, interest and/or penalties, in accordance with the conditions to be set out by the application authority, which may provide for credits equivalent to up to five times the monthly average bill or to 60% percent of the existing debt, whereas the remaining debt is to be paid in up to sixty monthly installments, with a grace period of up to six months, and at the rate in effect in the WEM, reduced by 50%.

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

On February 22, 2022, by means of Executive Order No. 88/2022, the Argentine Government extended until December 31, 2022 the implementation of the “Special System for the Regularization of Payment Obligations” provided for in Section 87 of Law No. 27,591. In this context, we expressed our interest in participating in the execution of an agreement for the implementation of the above mentioned regime and after some negotiations, on December 29, 2022, we reached an agreement with the Argentine Government to restructure our commercial debt with CAMMESA as of August 2022 (the “2022 Agreement”). (Detailed information on the 2022 Agreement can be found in the section “Agreement on the Regularization of Payment Obligations – Debt for the purchase of energy in the MEM).

The implementation of the aforementioned laws and regulations has modified Argentina’s legal system. Future changes in applicable laws and regulations (including as a result of a change in government administration), administrative or judicial proceedings, including potential future claims by us against the Argentine Government, cannot be predicted and we cannot assure you that such changes will not adversely affect our business, financial condition and results of operations.

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

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition

A lack of a solid and transparent institutional framework for contracts with the Argentine Government and its agencies and corruption allegations have affected and continue to affect Argentina. Argentina ranked 94 of 180 in the Transparency International’s 2022 Corruption Perceptions Index.

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

To address the Argentine economic crisis in 2001 and 2002, the Argentine Government adopted the Public Emergency Law and other regulations, which made a number of material changes to the regulatory framework applicable to the electricity sector. These changes severely affected electricity generation, distribution and transmission companies and included the freezing of nominal distribution margins, the revocation of adjustment and inflation indexation mechanisms for tariffs, a limitation on the ability of electricity distribution companies to pass on to the user increases in costs due to regulatory charges and the introduction of a new price-setting mechanism in the Wholesale Electric Market (Mercado Eléctrico Mayorista or “MEM”) which had a significant impact on electricity generators and generated substantial price differences within the market. From time to time, the Argentine Government intervened in this sector by, for example, granting temporary nominal margin increases, proposing a new social tariff regime for residents of poverty-stricken areas, removing discretionary subsidies, creating specific charges to raise funds that were transferred to government-managed trust funds that finance investments in generation and distribution infrastructure and mandating investments for the construction of new generation plants and the expansion of existing transmission and distribution networks.

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

On March 30, 2021, the National Electricity Regulatory Agency (“Ente Nacional Regulador de la Electricidad” or “ENRE” by its acronym in Spanish) called a public hearing, with the main goal of determining a transitional rate schedule for electricity distribution until the next RTI. As a result of such process, the ENRE approved a 20,9% of own distribution costs (“CPD”, also referred as value-added for distribution (“VAD”) in this annual report) (which resulted in a final 9% tariff’s increase).

On April 30, 2021, in order to reach a temporary solution to guarantee the continuity, accessibility and normal transportation and distribution of electric energy, through Resolutions No. 106/2021 and 107/2021, the ENRE defined a 9% increase in the average tariff for Edenor and Edesur users, effective as from May 1, 2021.

On February 3, 2022, the ENRE issued Resolutions No. 41/2022 and 42/2022, increasing the average tariff for residential, non-residential and large users of Edenor and Edesur, effective as from February 1, 2022. This increase did not affect households, businesses and large public users of health and education services of Edenor and Edesur, for which the ENRE called for a public hearing to be held on February 17, 2022. On February 17, 2022, the ENRE called another public hearing, with the main goal of determining a transitional rate schedule for electricity distribution until the next RTI. Our Company explained the need of an additional Ps. 56,800 million required to maintain and continue the improvement in the quality of electricity services. Additionally, we explained our financial situation, the investments that have been made to satisfy demand and the improvement in the provision of the services, and proposed a rate schedule structure that allows better control by customers.

On February 26, 2022, the ENRE granted an additional 8% in CPD. However, it also enacted an increase of the penalty rate applicable to the energy sector, which resulted in a net increase of 4%.

On June 16, 2022, Decree No. 332/2022 set forth a mandatory reclassification of the users. Upon the registration of each user at a National Registry of Users (“RASE” for its acronym in Spanish), declaring certain personal and economic information, residential users have been classified in three new categories, where N1 has lost 100% of their subsidies, N2 and N3 have partially lost their subsidies over time (see “Business Overview – Edenor Tariff categories”). Such governmental decision, in line with the SDRs agreed with the IMF, may have an impact on our collections, causing unfavorable alterations on our remuneration scheme.

On March 1, 2023, ENRE granted increases of 107.8% applicables from April 2023 and other 73.7% applicable as form June 2023.

Since the new RTI should become effective prior to December 31, 2023, Edenor is preparaing all the necessary information and documentation to support the request of additional increases. Nevertheless, the Company expects that the adjustment indicated above may represent an increase in the Company’s income for the year 2023 of Ps. 86,656 million, which would be insufficient to cover the requirement of Ps. 205,759 million requested by it as necessary to deal with the deficit for the period, affecting the our ability to operate and meet our obligations.

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

We filed an administrative appeal (“recurso de reconsideración”) against ENRE’s Resolution No. 63/17. On October 25, 2017, the ENRE, through Resolution No. 524/17, rejected the appeal filed by Edenor.

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

Decree No. 260 dated March 12, 2020, extended the public emergency in health matters established by Law No. 27,541, as a consequence of the Pandemic declared by the World Health Organization (“WHO”) in respect of the COVID-19 virus.

On March 30, 2021, the ENRE called a public hearing, with the main goal of determining a transitional rate schedule for electricity distribution until the next RTI. As a result of such process, the ENRE approved a 20,9% of CPD (which resulted in a final 9% tariff´s increase).

On February 17, 2022, the ENRE called another public hearing, with the main goal of determining a transitional rate schedule for electricity distribution until the next RTI. The Company explained the need of an additional Ps. 56,800 million of funds required to maintain and continue the improvement in the company’s invent plan and the quality of electricity services. Additionally, we explained our financial situation, the investments that had been made to satisfy demand and the improvement in the provision of the services, and proposed a rate schedule structure that allows for better control by customers.

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

Then, by Resolutions No. 41 of 2022, the ENRE set the new average tariffs applicable to us as from February 2022, and on which the subsidy to be provided by the national government will be calculated. And by Resolution No. 25 of 2022, the ENRE convened a public hearing to be held on February 17, 2022, in order to inform and hear opinions regarding: (i) the treatment of the establishment of the seasonal reference prices of Power, Stabilized Energy in the WEM, as well as the Stabilized Price of Transportation (“PET”) and for the Wholesale Electric Market of the Tierrra del Fuego System (Mercado Eléctrico Mayorista del Sistema Tierra del Fuego or “MEMSTDF” for its acronym in Spanish); (ii) the proposals of the concessionaires of the public electric power transmission and distribution service, aimed at obtaining a transitory adjustment of tariffs, within the ITR renegotiation process and prior to defining the tariffs to be applied by the concessionaires.

In said hearing, Edenor and Edesur presented the investments made in 2021, highlighted their losses and asked for $100 billion more in revenues this year to guarantee the service they provide, which could be met through tariff increases, subsidies or a combination of both. However, this request was rejected. On March 1, 2023, the ENRE granted increases of 107.8% applicable as from April 2023 and other 73.7% applicable as from June 2023.

Notwithstanding the measures recently adopted, there is uncertainty as to what measures the Argentine Government may adopt in connection with tariffs, whether tariffs will be updated in connection with the RTI which shall take place by December 31, 2023, and from time to time to reflect an increase in operating costs, and their impact on demand. Likewise, no assurance can be given that any future reduction in subsidies will not increase the clients’ default or a delay in the collection of debts.

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

As part of the measures adopted within the framework of the declaration of public emergency, the ENRE, through Resolution No. 58, instructed the Company to refrain from pursuing the collection of debts originated during the validity of the imposed lockdown and related governmental measures due to Covid-19 (“Aislamiento Social Previentivo y Obligatorio or “ASPO” and Distranciamiento Social Previcentivo y Obligatorio or “DISPO”) regimes, ordering it to reflect them separately in its invoices to users. We cannot foresee what other measures may be enacted in the future and, in turn, affect the Company’s capacity to generate current income.

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

Electricity demand may be affected by tariff increases, which could lead distribution companies, such as us, to record lower revenues

From 2013 through 2022, electricity demand in Argentina increased by 11%, which in part reflects the relative low cost, in real terms, of electricity to users due to the freezing of tariffs and therefore the distribution margins, the establishment of subsidies in the purchase price of energy and the elimination of the inflation adjustment provisions in distribution concessions, coupled with the depreciation of the Peso and inflation through 2021.

In 2022, the Company’s electricity demand amounted to 27,158GWh, which represented a 3% increase compared to 2021, while the WEM demand amounted to 138,755GWh (+3.6% year-on-year). The variation in the Company’s demand was mainly due to temperature, elasticity, price and the level of economic activity.

Very high temperatures were registered during 2022, which mainly affected demand.

We cannot make any assurance that any future increases in the cost of electricity will not have a material adverse effect on electricity demand or result in a decline in collections from users. In this respect, we cannot assure you that these measures or any future measure will not lead electricity companies, like us, to record lower revenues and results of operations, which may, in turn, have a material adverse effect on the market value of our ADSs and Class B common shares.

Energy shortages may act as a brake on growing demand for electricity and disrupt distribution companies’ ability to deliver electricity to their customers, which could result in customer claims and material penalties imposed on these companies

Argentine electricity generators are currently operating at near full capacity and could be required to ration supply in order to meet a national energy demand that exceeds the current generation capacity. In addition, the economic crisis and the resulting emergency measures have had and continue to have a material adverse effect on other energy sectors, including oil and gas companies, which has led to a significant reduction in natural gas supplies to generation companies that use this commodity in their generation activities. In addition, Argentina needs to import energy or gas and their prices have recently risen. As a result, electricity generators may not to be able to guarantee the supply of electricity to distribution companies, which, in turn, could prevent these companies, including us, from experiencing continued growth in their businesses and could lead to failures to provide electricity to customers. Under Argentine law, distribution companies are responsible to their customers for any disruption in the supply of electricity. As a result, distribution companies may face customer claims and fines and penalties for disruptions caused by energy shortages even when these are attributable to generators and transportation companies unless the relevant Argentine authorities determine that energy shortages constitute force majeure. To date, the Argentine authorities have not been called upon to decide under which conditions energy shortages may constitute force majeure. In the past, however, the Argentine authorities have recognized the existence of force majeure only in limited circumstances, such as internal malfunctions at the customer’s facilities, extraordinary meteorological events (such as major storms) and third-party work in public thoroughfares. We cannot make assurances that we will not experience a lack of energy supply that could adversely affect our business, financial condition and results of operations, as well as our ability to repay our debts.

If the demand for energy is increased suddenly, the difficulty in increasing the capacity of distribution companies in a short or medium term, could adversely affect the Company, which in turn could result in customer complaints and substantial fines for any interruptions

In recent years, the increase in electricity demand was greater than the structural increase in electricity distribution capacities, which led to power shortages and disruptions, in certain occasions. A sustained increase in electricity demand could generate future shortages. In addition, the condition of the Argentine electricity market has provided little incentive to generators and distributors to further invest in increasing their generation and distribution capacity, respectively, which would require material long-term financial commitments. In 2020, 2021 and 2022, the increase in the capacity of our own facilities resulting from the investment process was higher than the increase in demand, and the service quality indicators have continued improving. Regarding the coming years, there is uncertainty about the availability of resources to continue with this process. With respect to generation, depending on the availability of water and fuels, supply could be affected. For these cases, we are exempted from liability according to Resolution ENRE No. 63/2017.

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

Between January 10, 2022 and January 16, 2022, our facilities and networks have been affected by a meteorological phenomenon known as “heat wave”. This event is characterized by the persistence of very high minimum and maximum temperatures for several consecutive days (minimum temperatures above 30°C and maximum temperatures above 41°C). A heat wave with extraordinary temperatures for the summer season due to the direct incidence of the La Niña phenomenon took place in the Metropolitan Area of Buenos Aires where our whole concession area is located, as it was duly recognized and published by the National Meteorological Service and by the Federal Executive Power through Decree No. 16/2022. The increase in demand has had a direct and definitive effect on our facilities during the period from January 10, 2022 to January 16, 2022, when they were subjected to thermal overload that affected their dissipation conditions, adding as a factor of utmost importance, the high consumption sustained during that period by users. The characteristics of said meteorological phenomenon were verified consecutively and without interruption from January 10, 2022 to January 16, 2022. During March 2023, we were affected by several factors: (i) a “heat wave” with temperatures above 38.9°; (ii) energy demand of 29,105MW (an increase of 40% at the national level and 60% in our Concession, compared to same period in 2022); and (iii) a big fire affecting the high-voltage electricity transmission system that caused an extraordinary interruption and loss of generation (7,000MW) and demand (11,000MW), disconecting Cordoba, Santa Fe, La Rioja, Tucumá, La Pampa, Río Negro, Neuquén, Mendoza, San Juan and the greater Buenos Aires metropolitan area.

In anticipation of the impact that the heat wave could have on the installations, we have decided:

•	all Edenor’s and contractors’ operating personnel to attend eventual needs of the network;
•	all activities not related to repairs and network management were suspended as a preventive measure in order to have all resources available to meet possible contingencies;
•	the guards of all auxiliary services were reinforced to keep the operation running permanently (warehouses, fleet maintenance, etc.);

•	the diagrams of the technical personnel were adapted to operate with extended working hours, to increase the capacity to respond to the possible operational needs of the areas;
•	the time required to deal with any faults that might occur was shortened, thus favoring the operation of the network in its normal state; and
•	to increase our capacity to respond to potential failures, we extended our contracts with suppliers of generator sets and cable fault locating equipment.

Regarding the supply interruptions caused by the heat wave and the trasmission event, we have requested the ENRE to exclude them from the calculation of the service quality indicators.

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

On February 16, 2005, the Kyoto Protocol to the UNFCCC (“Protocol”) entered into force. This Protocol, which deals with the reduction of certain Greenhouse Gases (“GHGs”) (carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulphur hexafluoride) in the atmosphere, was in force until 2020 as a consequence of the ratification of the Doha Amendment to the Protocol.

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

Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, affected and may continue to affect our capacity to perform our commercial obligations and could also have a material adverse effect on our ability to perform our financial obligations

Since the execution of the agreement entered into between us and the Argentine Government on February 13, 2006, relating to the adjustment and renegotiation of the terms of our Concession Agreement (“Acta Acuerdo sobre la Adecuación del Contrato de Concesión del Servicio Público de Distribución y Comercialización de Energía Eléctrica” or the “Adjustment Agreement”) and as required by the Argentine Government, we were engaged in an RTI with the ENRE through February 1, 2017.

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

In January 2016, the ME&M issued Resolution No. 7/16, pursuant to which the ENRE implemented VAD adjustment to the tariff schedule on account of the future RTI in effect as of February 1, 2016.

In addition, such resolution: (i) abrogated the Energy Rational Use Program (“Programa de Uso Racional de la Energía Eléctrica” or “PUREE”); (ii) repealed Resolution No. 32/15 as from the date the ENRE resolution implementing the new tariff schedule becomes effective; (iii) discontinued the application of mechanisms that imply the transfer of funds from CAMMESA in the form of loan agreements with CAMMESA; (iv) ordered the implementation of the actions required to terminate the trusts created pursuant to Resolution No. 347/12 of the ENRE and (v) prohibited the distribution of dividends in accordance with Section 7.04 of the Adjustment Agreement.

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

Such RTI was completed on February 1, 2017, on which date the ENRE issued Resolution No. 63/17, through which it approved a new tariff scheme that established our new VAD for the following five-year period (For more information, see “Item 5—Operating and Financial Review and Prospects—Operating Results—Tariffs —Integral Tariff Revision”). On January 31, 2018, the ENRE issued Resolution No. 33/18 approving the new distribution cost for Edenor applicable as from February 1, 2018 and the new tariff scheme applicable to the Company. On July 31, 2018, the ENRE issued Resolution No. 208/18, pursuant to which it approved the CPD for January-June 2018 period of which 7.93% was applied as of August 1, 2018, and 6.51% in six consecutive monthly installments as of February 1, 2019. The CPD amounted to 15.85%.

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

On December 29, 2022, the Company, the SE and ENRE, on behalf of the Argentine Government, entered into the 2022 Agreement. By virtue of this agreement, the Company (i) undertook to pay users certain compensation amounts relating to the COVID period; and (ii) agreed to make investments, in addition to those agreed upon in the RTI, to contribute to improved reliability and safety of the service. In return, the Argentine Government partially recognized credits in favor of the Company and those credits will be set off against the commercial debt with CAMMESA. As a condition to the 2022 Agreement, the SE acknowledged and agreed to recognized a tariff increase, which has been approved by Resolution ENRE No. 241/2023 authorizing an increase of 107.8% and 73.7% of VAD as from April and June, respectively.

Although such amount became an important recognition to Edenor, if we are not able to recover all future cost increases and have them reflected in our tariffs, and/or if there is a significant lag of time between when we incur the incremental costs and when we receive increased income we may be unable to comply with our financial obligations, we may suffer liquidity shortfalls and we may need to restructure our debt to ease our financial condition, any of which, individually or in the aggregate, could have a material adverse effect on our business and results of operations and may cause the value of our ADSs and Class B common shares to decline. For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Tariffs.”

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

Our distribution tariffs may be subject to challenges by Argentine consumer and other groups

In recent years, our tariffs have been challenged by Argentine consumer associations, such as three actions brought against us between 2009 and 2022 by Argentine consumer associations. See “Item 8. Financial Information—Legal and Administrative Proceedings—Legal Proceedings”.

If those or any future legal challenge were successful and prevented us from implementing any tariff adjustments granted by the Argentine Government, we could face a decline in collections from our users, and a decline in our results of operations, which could have a material adverse effect in our financial condition and the market value of our ADSs and Class B common shares.

We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

We operate in a highly regulated environment and have been, and in the future may continue to be, subject to significant fines and penalties imposed by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply. Since 2001, the amount of fines and penalties imposed on our Company has increased significantly. As of December 31, 2022, 2021 and 2020, our accrued fines and penalties totaled Ps.23,032 million (of which Ps.17,186 million are adjustments set forth under the Regularization Agreement), Ps.25,183 million and Ps.26,601 million, respectively (taking into account adjustments made to fines and penalties following the ratification of the Adjustment Agreement and recent regulation). See “Item 4. Information on the Company—Business Overview—Fines and Penalties.”

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

On March 5, 2021, through Resolution No. 58, the ENRE instructed us to issue invoices only with the amounts corresponding to the consumption for the period and, separately, report the debts that have originated or increased during the effectiveness of the ASPO and DISPO regimes, without contemplating interest. The balances owed will be paid to the concessionaires in accordance with the guidelines established by the ENRE. As of September 2021, we began to implement the aforementioned resolution. Likewise, we were instructed to refrain from pursuing the collection of accumulated consumption from the ASPO until February 28, 2021, without -said body- having established the guidelines for payment of such amounts by users to date. We have obtained a recognition of those credits under the 2022 Agreement which will be set-off during 2023 upon the fulfillment of our obligations thereunder.

We cannot assure you what may be the outcome of this procedure, nor that we will not incur significant fines in the future, which could have a material adverse effect on our financial condition, our results of operations and the market value of our ADSs and Class B common shares.

The increase in the illegal settlements within the greater Buenos Aires metropolitan area may affect the Company’s ability to distribute energy to its customers, as well as produce an increase in public safety risks.

Within the second and third regions of the greater Buenos Aires metropolitan area, the number of illegal settlements has increased over the years, and the existing ones have grown larger in terms of the number of people living in them as well as in terms of the size and complexity of the constructions built to foster its inhabitants. These fenomena is particularly present in the third ring of the Great Buenos Aires area, where energy theft represents the main cause of the company´s energy lost. Furthermore, such illegal conections to the electricity grid are performed in land over which Edenor has governmental permits to install high and medium voltage networks. The growth of such constructions on such land increases the risk of physical contact with such networks which may cause service interruption and even provoke accidents.

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

If we are unable to control our energy losses, especially the theft of energy, our results of operations could be adversely affected

Our concession does not allow us to pass through to our users the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by our concession, which is, on average, 10%. As a result, if we experience energy losses in excess of those contemplated by our concession, we may record lower operating profits than we anticipate. Prior to the 2001 and 2002 economic crisis in Argentina, we were able to reduce the high level of energy losses experienced at the time of the privatization down to the levels contemplated (and reimbursed) under our concession. However, during the last years, our level of energy losses, particularly our non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, in turn, in the number of delinquent accounts and fraud. In the regions in which new settlements of vulnerable neighbourhoods continue to be made, which are added to the growth of the already existing ones, mainly in the third region of the Greater Buenos Aires area, energy theft represents one of the main factors in the increase in total losses of the Company. Although we continue to make investments to reduce energy losses, these losses continue to exceed the average 10% loss factor contemplated by the concession and, based on the current tariff schedule and the economic turmoil, we do not expect these losses to decrease in the near term. Our energy losses amounted to 15.89% in 2022, 17.6% in 2021, and 19.6% in 2020. In 2022, we surpassed Ps.4,689 million (energy cost) and Ps.3,307 million (margin). We cannot assure you that our energy losses will not continue to increase in future periods, in particular due to the change of governmental policy on subsidies which may lead to lower margins and could affect our results of operations.

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

•	the fines and penalties incurred in any given year exceed 20% of our gross energy sales, net of taxes, which corresponds to our energy sales;
•	we repeatedly and materially breach the terms of our concession and do not remedy these breaches upon the request of the ENRE;
•	our controlling shareholder creates any lien or encumbrance over our Class A common shares (other than the existing pledge in favor of the Argentine Government);
•	we or our controlling shareholder obstructs the sale of Class A common shares at the end of any management period under our concession;
•	our controlling shareholder fails to obtain the ENRE’s approval in connection with the disposition of our Class A common shares; or
•	our shareholders amend our articles of incorporation or voting rights in a way that modifies the voting rights of the Class A common shares without the ENRE’s approval;

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

In 2022, our fines and penalties represented 1.59% of our net energy sales. See “Item 4. Information on the Company—Business overview—Edenor Concession—Fines and Penalties.”

If the Argentine Government were to foreclose on its pledge of our Class A common shares, pending the sale of those shares, the Argentine Government would also have the right to exercise the voting rights associated with such shares. In addition, the potential foreclosure by the Argentine Government on its pledge over our Class A common shares could be deemed to constitute a change of control under the terms of our Senior Notes due 2024 and 2025. If the Argentine Government forecloses on the pledge of our Class A common shares, our results of operations and financial condition could be significantly affected and the market value of our Class B common shares and ADSs could also be affected.

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

Our concession is currently set to expire on August 31, 2087, after a term of 95 years, and may be extended for one additional 10-year period if Edenor requests the extension at least 18 months before expiration. The term of the concession is divided into management periods. On February 25, 2021, through resolution 65, the ENRE established that the first management period will be considered fulfilled at the end of the term established for the renegotiation of an RTI, which will take place during 2023, according to Decree No. 1,020 dated December 16, 2020, as ammended.

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

We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material effect on our business

As of December 31, 2022, approximately 80% of our employees were union members. Although our relations with unions are currently stable and we have had an agreement in place with the two unions representing our employees since 1995, we cannot assure you that we will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues. We cannot assure you that we will be able to negotiate salary agreements or labor conditions on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to demonstrations or work stoppages, our results of operations, financial conditions and the market value of our ADSs, Class B common shares and our Senior Notes due 2024 and 2025 could be materially adversely affected.

We could incur material labor liabilities in connection with our outsourcing that could have an adverse effect on our business and results of operations

We outsource a number of activities related to our business to third-party contractors in order to maintain a flexible cost base. As of December 31, 2022, we had approximately 5,756 third-party employees related to third party´s contracts. Although we have very strict policies regarding compliance with labor and social security obligations by contractors, we are not in a position to ensure that contractors will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina which have recognized joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.

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

In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations

As of December 31, 2022, our physical assets were insured for up to U.S.$1,816 million. However, we do not carry insurance coverage for losses caused by our network or business interruption, including for loss of our concession. See “Item 4. Information on the Company—Business Overview—Insurance.” Although we believe our insurance coverage is commensurate with standards for the distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our financial condition and results of operations and the market value of our Class B common shares and ADSs.

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

We may not be able to raise the funds necessary to repay our commercial debt with CAMMESA, our major supplier

Pending obligations with the WEM for electrical energy purchases through 2019 have been fully compensated. However, as a result of (i) the enactment of the Productive Reactivation Law (in the framework of the public emergency), (ii) the subsequent instruction to the Company to refrain from applying, as from January 1, 2020, the Electricity Rate Schedules Maintenance Agreement entered into between the Company and the Argentine Government on September 19, 2019 (the “Electricity Rate Schedules Maintenance Agreement”); and (iii) the lack of approval by ENRE of new tariff that are sufficient to cover our actual incremental cost, the Company partially postponed during 2022 payments to CAMMESA.

As of December 31, 2022, we accumulated a past due principal balance of Ps. 63,689 million plus interest and charges for Ps. 79,640 millions (excluding the effects of the debt compensated under the 2022 Agreement).

On December 29, 2022, we have reached into an agreement with the Argentine Government to cover our debt with CAMMESA as of August 2002 (the “2022 Agreement”). Under the 2022 Agreement, the Company recognised an accumulated debt as of August 31, 2022, of Ps. 57,159 million and the Argentine Government also recognised a credit in favor of the Company of Ps. 24,174 million, reduced the outstanding debt to Ps.32,985 million, which will be paid in 96 installments; a six-month grace period (ending in August 2023), and accrue interest at a rate equivalent to 50% of the interest rate applicable by the WEM (i.e. as of December 2022, 41.47% on an annual basis). Under the 2022 Agreement the Company acknowledged and accepted to pay 100% of its commercial debt with CAMMESA since March 2023.

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

All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon occurrence of any such events

As of the date of this annual report, U.S.$98 million of our financial debt represented by our Senior Notes due 2022 were cancelled and U.S.$ 55.2 million Senior Notes due 2025 were issued in exchange therefor, which accrue interest at a fixed nominal annual interest rate of 9.75% (the “Senior 2025 Notes”). In addition, U.S.$ 60 million New Class No. 2 Corporate Notes due 2024 were issued in Argentina (of which U.S.$ 30 million were issued on March 7, 2023), which are denominated in United States Dollars, accruing interest at 9.75% annually (the “Senior 2024 Notes,” and together with the Senior 2025 Notes, the “Senior Notes”). Under our Senior Notes, certain expropriation and condemnation events with respect to us may constitute an event of default, which, if declared, could trigger the acceleration of our obligations under the notes and require us to immediately repay all such accelerated debt. In addition, all of our outstanding financial indebtedness contains certain events of default related to bankruptcy and voluntary reorganization proceeding. If we are not able to comply with certain payment obligations as a result of our current financial situation and if the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even us, could file for our bankruptcy, or we could file for a voluntary reorganization proceeding. In addition, all of our outstanding financial indebtedness also contains cross-default provisions or cross-acceleration provisions that could cause all of our debt to be accelerated if the debt containing expropriation or bankruptcy and/or reorganization proceeding events of default goes into default or is accelerated. In such a case, we would expect to actively pursue formal waivers from the corresponding financial creditors to avoid such potential situation, but in case those waivers are not timely obtained and immediate repayment is required, we could face short-term liquidity problems, which could adversely affect our results of operations and cause the market value of our ADSs and Class B common shares to decline.

We may not have the ability to raise the funds necessary to finance a change of control offering as required by our Senior 2025 Notes and Senior 2024 Notes.

Under the terms of our Senior Notes, in the event of a change of control, we must offer to repurchase any and all outstanding Notes at a purchase price equal to 100% of the aggregate principal amount of such Notes, plus accrued and unpaid interest thereon and additional amounts, if any, through the date of purchase. We may not have sufficient funds to make the required repurchases of our Senior Notes in the event of a change of control. If we fail to make the change of control offer, that could constitute an event of default under the terms and conditions of issuance, which in turn could trigger cross-default provisions under the terms of issuance of other debt instruments from time to time outstanding, whereby the results of operations could be adversely affected and the market value of our ADSs and Class B common stock could decline.

The New York Stock Exchange and/or ByMA may suspend trading and/or delist our ADSs and Class B common shares, upon the occurrence of certain events relating to our financial situation

The New York Stock Exchange (“NYSE”) and/or the Argentine stock exchange and markets (Bolsas y Mercados Argentinos S.A. or “BYMA”) may suspend and/or cancel the listing of our ADSs and Class B common shares, respectively, in certain circumstances, including upon the occurrence of certain events relating to our financial situation. For example, the NYSE may decide such suspension or cancellation if our shareholders’ equity becomes negative.

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

Changes in weather conditions or the occurrence of severe weather (whether or not caused by climate change or natural disasters), could adversely affect our operations and financial performance

Weather conditions have influenced and in the future may influence the demand for electricity, our ability to provide it and the costs of providing it. In particular, severe weather may adversely affect our results of operations by causing significant demand increases, which we may be unable to meet without a significant increase in operating costs. This could strongly impact the continuity of our services and our quality indicators. For example, the exceptional heat wave that occurred in January 2022 and March 2023 affected the continuity of our services, both in the low voltage and medium voltage networks. See “Item 4. Information on the Company—Business Overview—Quality Standards—Edenor Concession”. Furthermore, any such disruptions in the provision of our services could expose us to fines and orders to compensate those users affected by any such power cuts, as has occurred in the past (see “Item 4. Information on the Company—Business Overview—Quality Standards—Fines and Penalties”). Our financial condition, results of operations and cash flows could therefore be negatively affected by increased operating costs, litigation or decreases in revenue relating to changes in weather conditions and severe weather.

Cybersecurity events, such as interruptions or failures in our information technology systems as well as cyber-attacks, could adversely affect our business, financial condition, results of operations and cash flows

We depend on the efficient and uninterrupted operation of internet-based data processing communication and information exchange platforms and networks, including administrative and business-related systems (such as Supervisory Control and Data Acquisition (“SCADA”) and DCS Software, Inc. (“DCS”). Cybersecurity risks have generally increased in recent years as a result of the proliferation of new technologies and the increased sophistication and activities of cyber-attacks. Through part of our grid and other initiatives, we have increasingly connected equipment and systems to the internet. Due to the critical nature of our infrastructure and the increased accessibility enabled through connection to the internet, we may face a heightened risk of cybersecurity incidents such as computer break-ins, phishing, identity theft and other disruptions that could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure. In the event of a failure of any of our information technology systems or a cyber-attack, we could have our business operations disrupted, property damaged and user information stolen; experience substantial loss of revenues, response costs and other financial loss; and be subject to increased regulation, litigation and damage to our reputation. It should be mentioned that contingency plans in place may not be sufficient to cover liabilities associated with any such events and therefore, applicable insurance coverage may be deemed inadequate, preventing us from receiving full compensation for the losses sustained as a result of such a disruption. Although we intend to continue to implement security technology devices and establish operational procedures (such as, our Disaster Recovery Plan, which aims to respond and recover business’ core applications in the event of serious incidents) to prevent disruption resulting from, and counteract the negative effects of cybersecurity incidents within the next three years, it is possible that not all of our current and future systems are or will be entirely free from vulnerability and these security measures will not be successful. Accordingly, cybersecurity is a material risk for us and a cyber-attack could adversely affect our business, results of operations and financial condition. For more information see “Item 4. Information on the Company—Business Overview—Information Technology and Telecommunications—Cybersecurity”.

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

In addition, through Resolution of the Secretariat of Domestic Trade No. 247/2019 as amended and 380/2022, it has been established that before December 31, 2022, electric meters must comply with certain characteristics that none of the suppliers based in Argentina had, which lead to increased imports and, therefore, subject to the restrictions on import that exist.

Through Joint General Resolution No. 5,271/2022 of the AFIP and the Secretary of Commerce, General Joint Resolution No. 4,185 and its amendments were repealed, creating the “Argentine Republic Import System” (“SIRA”) and replacing the previous one “Comprehensive Import Monitoring System” (“SIMI”), intended to obtain the necessary information to generate predictability and traceability in import operations in advance, which will work in accordance with the guidelines established herein.The SIRA is applicable to importers registered in the Special Customs Registries provided for by General Resolution No. 2,570, its amendments and supplements, in relation to the final destinations of importation for consumption.The importer must inform the term in calendar days between the official dispatch and the estimated date of access to the Free Exchange Market (MLC) for making import payments. The Ministry of Commerce and the BCRA will evaluate the information provided by the importer and inform the term between the official clearance and the date on which access to said market will be allowed.

In addition, the system of consultation and registration of exchange operations called "Current Account of Foreign Trade" was created, in which the entities authorized to operate in the MLC by the BCRA must consult and register the amount in Pesos of the total of each one of the exchange operations indicated below, at the time it is carried out.

The Foreign Trade Single Current Account covers foreign currency sales operations -currency or banknotes- to cancel operations that have been previously registered through a SIRA/SIMI and are in the “OUTPUT” state, SIRASE in the “APPROVED” state, shipments of officialized import and entry destinations to the Free Zone (ZFI).

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

Provisions of Argentine securities laws could deter takeover attempts and have an adverse impact on the price of our shares and ADSs

Argentine securities Law No. 26,831 contains provisions that may discourage, delay or make more difficult a change in control of our Company, such as the requirement, upon the acquisition of a controlling interest in of our capital stock, to launch a mandatory tender offer to acquire all our voting stock and any securities convertible into, or entitling the holder thereof to subscribe for or acquire, any voting shares in our capital stock. These provisions may affect the market value of our shares and ADSs.

Item 4.	Information on the Company

History and Development of the Company

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (Distribution and Marketing Company of the North S.A.), or Edenor, is a public service company incorporated as a sociedad anónima (stock corporation) under the laws of Argentina. Our principal executive offices are located at Avenida del Libertador 6363, 11° floor, City of Buenos Aires, C1428ARG, Argentina, and our general telephone number at this location is +54 11 4346 5000.

We were incorporated on July 21, 1992, under the name Empresa Distribuidora Norte Sociedad Anónima, as part of the privatization of the Argentine state-owned electricity utility, Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA). The Company’s term of duration is 95 years. In anticipation of its privatization, SEGBA was divided into three electricity distribution companies, including our company, and four electricity generation companies, and on May 14, 1992, the Argentine Ministry of Economy and Public Works and Utilities approved the public sale of all of our company’s Class A common shares, representing 51% of the capital stock of our company. As of June 24, 2021, Edelcos became the controlling shareholder of Edenor, through the acquisition of 100% of Edenor´s Class A shares.

Please see below our share equity composition as of December 31, 2022:

Shareholders	Class A	Class B	Class C	% of capital stock	% of the Class
Edelcos	462,292,111	-	-	51.00%	100.00%
Treasury shares	-	30,994,291	-	3.43%	7.01%
FGS ANSES	-	242,999,553	-	26.81%	54.95%
Floating	-	168,216,541	-	18.56%	38.04%
PPP	-	-	1,952,604	0.21%	100.00%
Total per class	462,292,111	442,210,385	1,952,604	100.00%	100.00%
Total capital stock			906,455,100

Business Overview

We believe we are the largest electricity distribution company in Argentina and one of the largest in Latin America in terms of number of users and electricity sold (both in GWh and in Pesos) in 2022. We hold a concession to distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and in the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately 9 million people. As of December 31, 2022, Edenor increased its sales by 5.1% (*1,116 GWH), serving 3.3 million users.

The following table shows the percentage of the electricity produced and sold by generating companies that was purchased by us in the periods indicated:

Year	Electricity demand in Gwh(1)	Edenor demand in Gwh(2)	Edenor’s demand as % of total demand
2012	131,944	23,933	18.1%
2013	125,162	24,902	19.9%
2014	126,421	24,860	19.7%
2015	131,998	26,322	19.9%
2016	133,111	26,838	20.2%
2017	132,426	25,950	19.6%
2018	132,925	25,906	19.5%
2019	128,880	24,960	19.4%
2020	127,306	25,124	19.7%
2021	133,872	26,373	19.7%
2022	138,755	27,158	19.6%

Source: CAMMESA

(1)	Demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).
(2)	Calculated as electricity purchased by us and our wheeling system users.

Edenor Concession

Edenor’s concession is currently set to expire on August 31, 2087, after a term of 95 years, and may be extended for one additional 10-year period if Edenor requests such extension at least 18 months before expiration. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years each. The first period will be deemed to start upon the occurrence of a new RTI, which has been postponed and is expected to take place by December 31, 2023. Six months before the end of each management period, the regulatory authority shall launch an international public bidding procedure in respect of the Class “A” shares representing 51% of the share capital of Edenor, currently held by Edelcos. If Edelcos matches the highest bidor its bid represents the highest bid received, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if Edelcos’s offer is not the highest, the Class “A” shares shall be awarded to the bidder who made the highest bid and the proceeds from the sale shall be payable by Grantor Government to Edelcos, net of any payments owed to the Argentine Government. The beforementioned price shall be delivered within the term of 30 days once the Grantor Control received it. The first management period commenced on September 1, 1992, and was extended by the regulatory authority through Resolution 467/2007.

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

Quality Standards

Service quality

Pursuant to our concession, we are required to meet certain levels of technical quality of the product delivered (voltage level and waveform) and the service provided (frequency and duration of interruptions). With the adoption of the new Sub-Annex IV which has been in force since March 2017 and the start of the RTI’s five-year period (2017-2022) (the “RTI Five-Year Period”), the admissible disruptions gaps in the voltage level may not exceed the following percentages:

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

The last six-month period of the 2017-2022 five-year period, ended in February 2022. Consequently, through ENRE Resolution No. 65 dated February 25, 2022, semesters 11 and 12 were added, which are known as transition periods, comprised of semesters 52 (March - August 2022) and 53 (September 2022 - February 2023) and through Resolution No. 252/2023 dated March 3, 2023, semesters 13 and 14 were added to the transition periods, comprised of semesters 54 (March - August 2023) and 55 (September 2023 - February 2024).

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

(1) Interruptions of less than or equal to three minutes are not recorded

The 2022/2023 transition period began in March 2022. With regard to interruption frequency and duration limits per district and commune, the limits of the last six-month period according to Sub-Appendix IV to the Concession Agreement established by the RTI were maintained for the first six-month period of the aforementioned transition period. For the second six-month period of the transition period, the ENRE set new values with a decrease less pronounced than that established for the last six-month periods of the RTI’s five-year period.

The following table sets forth the average of frequency and duration (SAIDI and SAIFI) of interruptions to our service in the periods indicated, registering historic demand in 2022:

	Year ended December 31,
Per customers	2022	2021	2020	2019
Average frequency of interruptions (times)	3.60	4.12	4.64	6.15
Average duration of interruption (hours)	8.61	10.67	12.23	15.94

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

Product quality

With regard to product quality, the regulations that established a quality path for the RTI Five-Year Period (2017-2022), setting voltage deviation limits for MV and LV supplies at a unified value of 8%, 5% exclusively for HV, and the cost of energy delivered in poor condition at incremental values throughout the path for both voltage levels and disturbances.

The regulations applicable to the last six-month period of the RTI’s five-year period (2017-2021) were maintained for the 2022/2023 transition period, with voltage deviation limits for MV and LV supplies having been set at a unified value of 8%, 5% exclusively for HV, and the cost of energy delivered in poor condition for both voltage levels and disturbances.

Others

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

The following table shows the adjustments to Edenor’s standalone accruals for ENRE fines and penalties, including current fines and penalties and adjustments to past fines due to increases in our tariffs pursuant to the Adjustment Agreement, for the periods specified:

	Year ended December 31,
	(in millions of Pesos)
	2022	2021	2020
Accruals at beginning of year	25,183	26,601	29,281
ENRE Fines and Penalties	15,905	10,842	7,729
Quality of Technical Service	1,268	1,747	68
Quality of Technical Product	133	84	39
Quality of Commercial Service	1,877	1,270	964
Public Safety	793	777	688
Reporting Violations	741	466	524
Others	138	43	27
Agreement on the Regularization of obligations	10,955	6,455	5,419
Payments of the year	(2,657)	(1,689)	(2,564)
Quality of Technical Service	(597)	(900)	(867)
Quality of Technical Product	(128)	(39)	(45)
Quality of Commercial Service	(674)	(154)	(826)
Public Safety	(404)	(536)	(826)
Others	(240)	(60)	—
Agreement on the Regularization of obligations	(614)	—	—
Result from exposure to inflation for the year	(15,399)	(10,571)	(7,845)
Accruals at year-end	23,032	25,183	26,601

Note: The facts or events that generated the amounts charged in each period may have occurred in prior periods and not necessarily in the period in which the charge is made.

Fines and penalties imposed on us by the ENRE amounted to Ps.15,905 million and Ps.10,842 million as of December 31, 2022 and 2021, respectively.

As of December 31, 2022, total accrued fines and penalties imposed on us amounted to Ps.23,032 million, of which Ps.22,079 million (including accrued interest) corresponded to penalties accrued but not yet imposed on us and Ps.953 million (including accrued interest) correspond to penalties imposed on us but not yet paid.

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

Additionally, and following the completion of a RTI process, the ENRE issued new penalty procedures, such as:

•	ENRE Resolution No. 118/18: Regulating the compensation for extraordinary service provision interruptions.
•	ENRE Resolution No. 170/18: Regulating the Penalty System for Deviations from the Investment Plan, whereby real investments are compared to the annual investment plan submitted by the Company, and the investment plan carried out for the five-year period is assessed against the five-year plan proposed in the RTI.
•	ENRE Resolution No. 198/18: Adopting a new Supplementary Penalty Procedure of Technical Service Quality, which penalizes deviations from quality parameters at feeder level.
•	ENRE Resolution No. 91/18: Stating that, through the filing of charges, the ENRE informs Edenor about the penalty procedure to be applied for failure to comply with meter-reading and billing time periods.
•	ENRE Resolution No. 5/19: Stating that, through the filing of charges, the ENRE notifies Edenor about the penalty system to be applied for failure to comply with customer service timing requirements in commercial offices (Intelligent Routing and Customer Service System – Sistema Inteligente de Direccionamiento y Atención de Usuarios (SIDyAA)).
•	ENRE Resolution No. 42/2020: Approving the new plan for crediting and distributing the penalties payable to all of active users and the methodology for crediting the penalties payable to Edenor’s non-active users, as well as the manner in which distribution companies must produce certain information and submit it to the ENRE.
•	ENRE Resolution No. 15/2021: Approving a new methodology for crediting and distributing the penalties payable to all active users and the methodology for crediting penalties to the Solidarity Account for Users in Vulnerable Situations, as well as the manner in which Edenor must produce certain information and submit it to the ENRE.
•	ENRE Resolution No 547/2022: Approving a new methodology for supervising and processing the information concerning interruptions.

The effects of the resolutions detailed above have been quantified by the Company and recognized as of December 31, 2022 and 2021, which does not imply the Company consents to the criteria applied.

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

Nevertheless, based on the terms of the second clause of the aforementioned agreement, the Company recorded, as of December 31, 2022, an update to the amounts related to “penalties to be used for investments” for a total of Ps.10,760 million, amounting to a total liability (pending of application) of Ps. 17,186 million at nominal values, which was allocated as financial interest.

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

Edenor Network

As of December 31, 2022, the system through which the Company supplies electricity comprises 81 HV/HV, HV/HV/MV and HV/MV transformer substations, which represents 19,519 MVA of installed power and 1,557 kilometers of 220 kV, 132 kV and 27.5 kV high-voltage networks. The MV/LV and MV/MV distribution system comprises 19,019 MV/LV transformers, which represents 9,433 MVA of installed power, 12,056 kilometers of 33 and 13.2 kV medium-voltage lines, and 27,967 kilometers of 380/220 V low-voltage lines.

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

Investments

Investments made in 2022 amounted to Ps.33,900 million in constant currency. The execution of investment projects was given priority over any other disbursements as a way to maintaining the provision of the public service, object of the concession, under reliable conditions.

In order to meet the demand, improve the quality of the service, and reduce non-technical losses, the majority of the investments were earmarked for the increase of capacity, the installation of remote control equipment in the medium-voltage network, the connection of new electricity supplies, and the installation of self-administered energy meters. All the investments were made prioritizing environmental protection and public safety.

Investments structure
33.900
+7%
31.653
4.615
3.608
25.677
4.273
3.673
23.708
2022
2021
Non-direct workforce
No electric investments
Electric investments

Investments by type
13%
64%
6%
17%
New customers
Network structure
Energy recovery
Others

During 2022 the additional investment plan of the Agreement for the Development of the preventive and corrective work plan for the electrical distribution network in the greater Buenos Aires metropolitan area executed in December 2020 between the Ministry of Economy, Ministry of Energy, ENRE and Edenor, was completed. The investment made within this Plan reached $1,222 million in 2022, totaling $3,092 million in the period 2021-2022, and comprising 354 works.

Transmission structure:

Our HV transmission network takes energy mainly from the Argentine Interconnected System through the Rodríguez and Ezeiza Substations, and the Puerto Nuevo, Nuevo Puerto, Costanera, Parque Pilar and Matheu III local thermal power plants; additionally it exchanges energy with other companies at transmission, distribution and distributed generation levels.

With the aim of improving the quality of the service and meeting the growth in demand, in 2022, we made significant investments in the HV network, among which the following are worth mentioning:

▪	Replacement of a 2.3 km-long section of a 132 kV oil-paper cable with a 2.4 km-long section of an XLPE-type dry cable in the power line that links Puerto Nuevo and Melo Substations.
▪	Continuation of both the works to replace a 2.4 km-long section of a 132 kV oil-paper cable with a 2.5 km-long section of an XLPE-type dry cable in the power line that links Puerto Nuevo and Colegiales Substations, and the works for the sectioning of the 132 kV power lines that link Talar and Matheu Substations, at Benavidez Substation.
▪	Commencement of construction works of a new 220/132 - 1x300 MVA transformer in Pantanosa Substation, which is expected to be put into service in the first half of 2023.
▪	Commencement of works on two new 132 kV power lines between Pantanosa and Aeroclub Substations.
▪	Commencement of works to increase installed capacity in 220/132 kV Zappalorto Substation from 2 x 300 MVA to 3 x 300 MVA.

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

In 2022, some of the main works performed were:

Completion of:

▪	the new 132/13.2 kV - 2x80 MVA Aeroclub Substation, along with the authorization to operate the second MV switchboard.
▪	the enlargement of the 132/13.2 kV Altos Substation, along with the authorization to operate the second MV switchboard.
▪	the enlargement of the 132/13.2 kV Nordelta Substation, along with the authorization to operate the second MV switchboard.

▪	authorization to operate the new 132/13.2 kV - 2x40 MVA Oro Verde Substation with its overhead 132 kV (2x2, 1 km) linking power lines. The works on the Medium-Voltage Switchboard continue.
▪	continuation of construction works of both the new 220/13.2 kV - 2x80 MVA Trujui Substation and its underground 220 kV (2x100 meters) linking power lines, and the new 132/13.2 kV - 2x40 MVA Garín Substation and its underground 132 kV (2x3.1 km) linking power lines.
▪	commencement of construction works of the new 132/13.2 kV - 2x80 MVA Martínez Substation

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

In 2022, the following works were performed, among others:

▪	47 new MV feeders were authorized to operate in new and existing Substations, increasing the length of the medium-voltage network in 102 km.
▪	376 new MV/LV transformer centers were installed and another 395 were extended, increasing installed capacity in 243 MVA.
▪	497 new remote control points and 200 new remote supervision points were incorporated in the MV network, which make it possible to reduce restoration times.

Network improvement

The improvements made to the networks in 2022 comprised all voltage levels. The most significant improvements are:

▪	HV network: replacement of bushings in 220/132 kV and 132/13.2 kV transformers and replacement of 132/13.2 kV 40 MVA transformers. Continuation of the replacement plan of metering transformers. Replacement of 132 kV and 220 kV circuit breakers/disconnectors, and of 132 and 220 kV transformer and line protection switchboards.
▪	MV network: replacement of both switchboards in Bancalari and Colegiales Substations and disconnectors in Catonas and Ciudadela Substations. Replacement of a 17 km-long section of old technology underground network, change of MV/LV transformers, and change of switchgear equipment in transformer centers.
▪	LV network: replacement of underground and overhead network.

Distribution Technical Management

In 2022, we were able to improve the quality of the service while continuing with the plans and projects implemented in prior years. The results obtained represented a significant improvement in SAIFI and SAIDI service quality indicators.

Among the main operation and maintenance-related activities carried out throughout the year, the following are worth mentioning:

Distribution

Special Maintenance plans: change and adjustments of line poles

▪	3,783 MV line poles, 30% of which were replaced by reinforced concrete columns.
▪	59,352 LV line poles

Pruning plan in MV network

▪	Consolidation of the procedure consisting of three inspections per year with the related adjustments, which contributed to reducing faults created by vegetation contact on power lines.
▪	In the year, 150,000 trees were pruned or trimmed.

Inspections in distribution networks

▪	4,916 Km of MV networks.
▪	27,998 Km of LV networks.
▪	5,839 inspections of Transformer Centers.
▪	1,909 thermographic inspections.
▪	Complete census of “Not Measured” equipment installations (Public lighting, traffic lights, cable television equipment, etc.).

Leveraging MV planned installation procedures

▪	When a facility is put out of service on a scheduled basis, a complete examination is made along with the necessary adjustments to take advantage of the power cut. Through this procedure, more than 3,799 tasks, which include 1,088 replacements of MV line poles, were carried out in the year.

Tasks performed by distribution mobile teams:

▪	61,117 grouped LV interruptions
▪	347,829 responses to individual LV claims
▪	52,622 installations of new electricity supplies
▪	341,022 energy recovery-related inspections in T1 customers
▪	21,293 energy recovery-related inspections in T2 and T3 customers;
▪	354,013 switching operations in the MV network during planned works
▪	69,828 switching operations in the MV network during forced events
▪	1,743 LV underground splices
▪	2,106 MV underground splices

Diagnosis center

▪	Progress was made with the installation of AMI meters for medically dependent on electricity users, with the number of meters installed in medically dependent on electricity active customers surpassing 500.
▪	Carrying out of 27 Projects and Works aimed at adapting internal facilities for the installation of alternative energy sources (AES) in vulnerable medically dependent on electricity users, totaling 40 Projects and Works in the last 15 months.
▪	Installation of 93 AES, reaching a total of 173 active AES as of 12/31/22.
▪	More than 93% of the medically dependent on electricity customers that had made a technical claim was contacted effectively.

▪	Installation of 750 power generator sets that had been requested by medically dependent on electricity customers due to scheduled or unplanned power cuts of our Network.

Response to claims/outages reported at night

▪	Implementation of nightshift crews on a permanent basis since winter (from 10 pm to 6 am) with a Supervisor for the analysis, dispatch, and management of priorities.
▪	Implementation, for the Summer Plan, of the follow-up in the night shift of EEMM Contractors dedicated exclusively to preparing grouped documents.

Electricity access and smart consumption

▪	237,736 activated Smart Electricity meters (“MIDE").

Energy theft

▪	Continuation of specific control operations in some residential neighborhoods and gated communities.

Remote control and remote supervision

In 2022, the remote control plan continued to be carried out and the substations’ remote control equipment was improved.

▪	410 new remote control operational points in the MV distribution network, achieving a total of 3,113 over the existing 1,731 MV feeders.
▪	Incorporation of 192 remote supervision points in the MV network, achieving a total of 2,721 points. Remote supervision of the physical quantities of 8 power generation groups, thus avoiding the presence of permanent staff to control their functioning.
▪	Inspection of protections in 24 Large Customers distributed in the MV network, adjusting those with inadequate calibration or those that did not work, thus reducing the possibility of internal failure without affecting adjacent customers.
▪	Thanks to the remote control implementation achieved in both substations and the MV distribution network, it was possible to normalize 46% of the customers affected by MV scheduled and unscheduled power cuts in less than 15 minutes and 18% of them in less than 3 minutes, thereby improving (SAIDI and SAIFI) service quality indicators.
▪	Extension of the application of IT Security concepts to the remote control networks of three HV/HV, HV/MV and MV/MV substations. At present, 52 remote control pieces of equipment in substations are protected against cyber-attacks.
▪	Technology renewal of the remote control equipment in seven substations.

Transmission

▪	Compliance with the Preventive Maintenance Plan of HV facilities and substations in accordance with regulations.
▪	Compliance with the Preventive Maintenance Plan of MV overhead lines.
▪	Incorporation of MV overhead network termography into routine maintenance, which made it possible to identify and fix problems avoiding failures.
▪	Training of and equipment provision to HV LLW staff for the carrying out of circuit breakers bypass and cleaning tasks at the same potential in 220 Kv facilities.

▪	Development of the Procedure to be followed for the replacement of energized line poles.
▪	The LLW Insulation Testing Laboratory once again received IRAM-ISO/IEC 17025 accreditation by the Argentine Accreditation Agency.
▪	There is an Application in place for the “Follow-up of status and identification of fault patterns in HV metering transformers”, including status indicators associated with moisture in oil, aged oil, aged cellulose, chromatology and status of energized switches. The tool is essential not only for the management of each transformer but also for the management of all the transformers as a whole, thus allowing for decision making on the basis of objective evidence. The Company plans to replicate this Application for HV metering transformers in 2023.
▪	Current development of an application for the “Monitoring of micro-processed Protections”, which would avoid periodical Preventive Maintenance and make it possible to act in advance in the event of a protection failure.
▪	Further extension of LLW (Live line working) capacity. Twelve (12) new teams were added in order to avoid interrupting the electricity supply due to maintenance tasks in the MV network. At present, light and heavy LLW teams total twenty-four (24) and fourteen (14), respectively.

Management of Information Technology and Telecommunications

In 2022 progress continued to be made towards the area’s goal of being a strategic pillar of the Company’s transformation by accelerating changes in technology, processes and the culture of work. In this regard, digital capabilities were strengthened and progress was made towards the consolidation of a flexible and robust technology architecture with a “cross-company” vision of the processes, taking into consideration a new era for the Company that creates opportunities and poses a challenge to development in order to continue providing quality and efficient service.

Digital architecture, data analytics and data governance

During the last few years, the Computer Technology and Telecommunications Division has been developing and implementing a new data management strategy. In this regard, in 2022, data management and governance practices, which make it possible to solve certain existing issues and support the process of making consolidated decisions at all the Company’s levels, continued to be implemented.

The practice of data governance allowed for the implementation of different Big Data use cases, which made it possible to cover and discover data relating to several of the Company’s most important systems. At the same time, other strategic projects, such as the Regulatory Capital and Assets Base (BACR) and the HR Data Model, were initiated.

To that end, the strategy of being a data-driven company continued, incorporating new components in the Big Data & Analytics architecture, which allows us to meet the different data processing and consumption needs. In this year, new use cases were implemented for the different divisions such as, for example: FSM, Account Balance, Delinquent Payment Balance, ENRE Reports, and Account, Premises, and Billing Models.

Furthermore, the Data Lab -multidisciplinary team that seeks to answer business questions by working on different use cases- continued to consolidate, applying new data discovery as well as predictive and prescriptive analytics methodologies.

At the same time, the implementation of an enterprise architecture tool was completed. This tool allows us to improve team work and cooperation among the areas, sharing accurate information that helps IT and business teams make the best decisions for business growth.

Technology solutions

One of the main projects undertaken in 2022 relates to the adjustment of the commercial system (CC&B) to meet the different regulatory regulations issued by the ENRE.

In particular that relating to the already mentioned electricity rate segmentation, which implied the application of differentiated and step-up rates to the three low-, average- and high-income customer segments from September 1, 2022. In order to comply with this regulation many changes were required in both configurations and integrations.

Furthermore, the meter-reading device technology development project, including the updating of devices with the revamping of the data collection portal and its optical sensor, was completed, which allowed for an improved and faster meter reading process.

In 2022, the Collections project, whose objective was to implement a reconciliation-concentration system of collections, was completed. As a result thereof, all the collection channels managed by Edenor are administered and integrated in this application.

A major milestone in 2022 was the successful implementation of the new Field Service Management tool Geocall, a market-leading application. This new system offers a wide range of benefits to the technical claims response, maintenance work orders, commercial field actions, works approval and materials management processes, because, in addition to extending current functionalities, the system allows for improved performance in terms of response times, stability and speed. Additionally, it allows for the integration of formerly distributed processes into a single tool, facilitating data integration and maintenance.

Additionally, the Electricity Sales application, which allows for the determination of an electricity balance from the values of both the electricity required by customers and the electricity consumed but not billed, was implemented. This solution, built with modern development tools and custom-tailored to Edenor’s specific requirements, replaces the use of non-enterprise tools, automates processes and makes online calculations that would otherwise be made manually. Therefore, the results obtained are more accurate, the best auditing practices are adopted and process times are optimized.

At the same time, several initiatives were implemented to attend to the Company’s support processes.

Finally, the automation of application testing continued, with a view to ensuring software quality and contributing to optimizing implementation times, providing support with agile initiatives. Moreover, the implementation of bots to streamline business processes (Robotic Process Automation -RPA-) consolidated.

Technical and operational support solutions

The smart electricity grid is another of the axes of the Company’s Digital Transformation. In this regard, we continued to carry out the technology replacement plan of MIDES, using components of the current smart metering architecture.

As for the other Smart technology applications, we were able to extend the advantages of the smart grid to other segments of our clientele, such as: Dependent on electricity for medical reasons, Residential, and Distributed Generation customers.

It is important to mention that internal remote metering was carried out, such as measurements in HV/MV Substations, measurements of internal boundaries, and measurements of low-voltage energy balance, among others.

In 2022, the Company’s own new Metering Laboratory, located in Azcuénaga Building, carried out, as part of its main functions, meter testing, fraud analysis, new conventional and smart metering equipment verification, and equipment programming activities.

Cybersecurity

With regard to information security, and giving consideration to the global increase in cybercrime, we worked on several fronts to strengthen incident detection and response levels. It is worth mentioning in particular, the implementation of a 7x24 Security Operation Center (SOC) that will allow for the constant monitoring of security events, the performance of cyber intelligence and the setting up of an Incident Response Team (IRT).

Additionally, another implementation that is worth pointing out was the one related to the paradigm shift in navigation technology control, achieved through a new proxy (Secure Web Gateway ), that allows for malware prevention, threats detection, websites filtering, data protection and cloud applications and services control.

Furthermore, workflows were defined for the enveloping and/or safeguarding of high-privileged accounts and different surveys were conducted to improve the strategy and design of the recovery plan in the event of disasters. At the same time, the cybersecurity control process for third parties continued, achieving greater visibility in the management of information owned by edenor and used by critical suppliers.

The Raising Cybersecurity and Information Safeguarding Awareness programs continued to be implemented, through phishing drills, newsletters and interactive modules.

The digital certificate infrastructure was improved by incorporating a continuous renewal and updating process.

Infrastructure and operations

A major milestone in 2022 was the implementation of a new Data center in world-class facilities, gaining access to the highest security and availability standards. These facilities allow us to expand our physical capacity to deal with any contingencies of Edenor’s Data center, operate more secure and on a continuous basis 365 days a year, reduce risks, and get prepared for the growth in demand.

In addition to the foregoing, in 2022 the following activities were carried out:

▪	revamping and deployment of new video conference rooms, improving equipment and spaces for remote collaborative work, and replacement of staff notebooks and phones.
▪	continued implementation of ITIL (Information Technology Infrastructure Library) processes for IT&T management, which impact the management of edenor’s technology assets, and development and implementation of a new infrastructure to provide support to Edenor’s websites mounted on Amazon Cloud, with DevOps methodology and Infrastructure as Code.

▪	automatic technology asset discovery processes (CMDB), which helped build an initial inventory of the configuration items that will comprise the CMDB.
▪	first steps in Cloud Infrastructure Sanitization and Organization, with a view to moving along the path of growth of this type of implementation in a more efficient and secure manner.
▪	Windows upgrading in all desktop computers to the version running on all notebooks, thus allowing for the uniform and automatic updating of the entire park of computers.
▪	implementation of a Specialist Support Team for the Dispatch of Medium Voltage, with operators focused on the resolution of sector-specific problems.
▪	implementation of the chat tool as a new contact channel for the Service Center, whose use increased as the months went by. This channel allows for more agile and friendly customer service.
▪	incorporation of monitoring processes in the new platforms and applications, with the aim of proactively identifying any possible unavailability and/or impairment in the different components and integrations comprising them.

Telecommunications

In 2022, the Company’s data network was strengthened and extended. This was achieved thanks to the upgrading of technology and equipment, the use of telecommunications and the increase by 45 km of the optical fiber network, totaling 2,800 km deployed on the entire concession area.

The plan for the Remote Control of Transformer Centers continued to be carried out with the aim of improving the service quality of the network, installing new remotely-controlled transformer centers.

Furthermore, technology migration and expansion of the Contact Center’s platform -consisting of the upgrading of the infrastructure and systems that support the management of the telephone customer service center- continued, integrating all active digital channels: Twitter, Facebook, WhatsApp and e-Mails.

Throughout the year, new sites with electronic security system, including the integrated IP video surveillance system, continued to be installed; thus adding 94 IP video cameras over a total of 1,250 cameras deployed on the entire network.

Users

The following graph shows the evolution of our user base over the last four years:

As of December 31, 2022, Edenor served 3,264,000 users. We define a “user” as one meter.

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

Reclassification

On June 16, 2022, Decree No. 332/2022 set forth a mandatory reclassification of users. Upon the registration of each user at a National Registry of Users (RASE), residential users have the option to maintain a percentage of subsidies on their invoices by declaring certain personal and economic information, where the category N1 has lost 100% of subsidies and N2 and N3 have partially lost their subsidies over time.

Please see the implementation funnel for those reclassified users:

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

To those customers that require a MIDE, we have delivered 237,736 on 2022. However, MIDE installation ceased in July 2022, after Resolution No. 217/2022 was issued whereby the ENRE prohibited MIDEs unless its prior consent is obtained. All the projected installations submitted by the Company have not been approved as of the date of this annual report.

In 2022, approximately 18.3 million readings of electricity meters were conducted. The indicators showed that, despite the difficulties affecting the process, only 0.1% of such readings were estimated.

With an aim to optimizing the reading management process, at the beginning of 2022, a tender process for the provision of the meter-reading service was launched. Such process came to an end in December, and the selected service is expected to become operative during the first quarter of 2023.

In 2022, in the billing area, we reviewed and reorganized processes and teams so that the Company could adapt to the ENRE’s new regulations, which impacted the unrecorded energy billing recovery process.

Furthermore, we developed an intensive campaign to promote sign-ups for the digital bill, which resulted in more than 772 thousand Tariff 1 customers signing up for digital billing and more than 19.8 thousand Tariffs 2 and 3 customers receiving their bills by e-mail on a monthly basis.

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

Social Tariff

The social tariff applies to the same subcategories of residential rates, for which there was no variable charge for the first 150 KWh of monthly consumption until November 2017.

To qualify for the social tariff, users must comply with one of the following:

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

In 2022, the Province of Buenos Aires and the Autonomous City of Buenos Aires assumed the social tariffs discounts and the ceilings (scheme of maximum percentages that the beneficiary would pay, with respect to what residential users of the same consumption before taxes pay), and the bonuses for neighborhood clubs.

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

Public Lighting (AP):

Public lighting users are billed a monthly variable energy charge based on each unit of energy consumed.

The table below shows the number of our users per tariff category as of December 31, for the years 2022, 2021 and 2020, respectively:

	As of December 31,
	2022	2021	2020
T1R	2,885,678	2,852,029	2,785,165
T1G	339,567	338,832	327,923
T2	30,813	30,837	30,980
T3	7,076	6,924	6,881
Wheeling system	688	686	687
Other*	1,007	567	661
Total	3,264,829	3,229,875	3,152,297

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

Our past due receivables decreased to Ps.9,920.2 million as of December 31, 2022 from Ps.18,742.6 million as of December 31, 2021 due to the economic recovery after the pandemic. Past due receivables were measured as an equivalent of billing days and according to this measure, a decrease from 28.09 to 18.51 days was observed.

Throughout the year, 121,000 service suspension and cutoff actions were carried out and 43,300 customers were reconnected.

In addition to the carrying out of field actions, the arrangements with collection agencies continued, and through them constant communication was maintained with delinquent customers through the different channels. In 2022, two new collection agencies were added, totaling 7 agencies for the management of the portfolio.

The campaigns addressed to customers with early delinquent payments were reinforced through emails, SMS and IVR calls.

Taking into account the economic and social context, we offered our customers more flexible methods of payment and extended debt financing possibilities.

The result of such actions was a reduction of delinquent payments by 53% compared to 2021.

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

We aimed at normalizing clandestine consumers, inactive customers and chronic delinquent customers. In 2022, 15,070 MIDEs were installed. As of December 31, 2022, 237,552 meters were enabled. However, MIDE installation ceased in July 2022, after Resolution No. 217/2022 was issued whereby the ENRE prohibited MIDEs unless its prior consent is obtained. All the projected installations submitted by the Company have not been approvedas of the date of this annual report.

Furthermore, 314 data concentrators were installed, increasing the total number to 686. These facilities provide daily information on 73,000 meters allowing for an improved routing of inspections.

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

The following table illustrates our estimates of the approximate disruption between technical and non-technical energy losses experienced in our concession area for the periods indicated:

	Year ended December 31,
	2022	2021	2020
Technical losses	9.3%	9.4%	9.1%
Non technical losses	6.6%	8.2%	10.5%
Total losses	15.9%	17.6%	19.6%

These losses in 2022 represented U.S.$4.6 million of energy purchases and a U.S.$3.3 million margin.

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

On August 3, 2017, an extension to the Framework Agreement until September 30, 2018 was signed, which represents the recognition of revenue relating to the distribution of electricity to low-income areas and shantytowns for the January 1, 2015 - September 30, 2018 period.

On May 10, 2019, the Company and the Federal Government entered into an additional addenda to the Framework Agreement, extending the term thereof until May 31, 2019.

Consequently, as of December 31, 2019, the Company recognized revenue from the sale of electricity under the Framework Agreement until December 31, 2018 and for the first five months of 2019, both related to the Federal Government’s participation in the Framework Agreement.

On December 16, 2020, the “Agreement on the Development of the Preventive and Corrective Maintenance Work Plan for the Electricity Distribution Network of the Buenos Aires Metropolitan Area” (the “Work Plan”) was signed with the Federal Government and the province of Buenos Aires, to guarantee the electricity supply to vulnerable neighborhoods of the Buenos Aires Metropolitan Area.

Under this agreement, the debt for the electricity supplied in the October 2017 – July 2020 period to low-income areas and shantytowns in Edenor’s concession, [will be]/[was] applied to the Work Plan so that the necessary investment and preventive and corrective maintenance works can be carried out in the networks in charge of distribution companies and related to vulnerable neighborhoods and other areas of the concession area, with the aim of improving the service therein provided and meeting the contingencies and any peak demand that often occurs in the summer season. The Company could use the funds only after the ENRE has certified compliance with both the degree of completion of the works included in the referred plan and the related financial milestones.

On December 21, 2022, the “Agreement for the Recognition of Electricity Consumption in Popular Neighbourhoods of the Province of Buenos Aires” was signed with the Federal Government and the Province of Buenos Aires, whereby the Federal Government will make a contribution of Ps. 917 million and the Province of Buenos Aires of Ps. 336 million, to pay the amounts corresponding to the cost of energy consumption in the popular neighbourhoods of the Province of Buenos Aires in the period January 2021 to December 2021.

The Company requested the Federal Government the formalization of the agreement corresponding to the cost of energy consumption in the popular neighbourhoods of the Province of Buenos Aires for the period January 2023 to December 2024. However, as of the date of this annual report, it has not been formalized.

As of the date of this annual report the Company has used a total of Ps.3,016 million, Ps.1,517 million of which has not yet been credited, relating to the reports on progress of the works performed. The income recognized in fiscal year 2022, which relates to reports on progress of the works performed with the Company’s own funds, amounts to Ps.1,222 million (which at the purchasing power of the currency at December 31, 2022 amounts to Ps.1,760 million).

Insurance

As of December 31, 2022, the Company was insured for partial and total property loss and damage, including those due to floods, fires and acts of nature, up to approximately U.S.$1,816 million, with the following deductibles:

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

After a bidding process, none of the insurance company participants offered a business-interruption coverage. Although, we consider our insurance coverage to be adequate and in accordance with the prevailing standards for the industry, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations.”

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

On October 19, 1999, the Argentine Institute of Normalization (Instituto Argentino de Normalización) certified that we have an environmental management system that is in accordance with the requirements of the standards set by the International Standardization Organization (ISO) as specified in its release, ISO 14001/15, which relates specifically to environmental management systems. This certification is reaffirmed on an annual basis, most recently in November 2022.

Section 22 of Law No. 25,675 requires that all persons whose activities maintain an Environmental Complexity Level (ECL) that implies a risk of damage to the environment, such as any activity of the Company, obtain environmental insurance for a certain minimum coverage.

Seasonality

Demand for our services fluctuates on a seasonal basis. Climate change, and in particular, high extreme temperatures, imposes a double challenge for Edenor. On the one hand, we are required to satisfy the higher energy demand that the situation generates and, on the other hand, we seek to contribute to the fight against climate change by promoting the development, promotion and diffusion of new technologies, environmental awareness, energy efficiency and waste management. For a discussion of this seasonality of demand, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Demand—Seasonality of Demand”.

Sustainability

In 2022, the Company continued with the goal of being a modern company, with an emphasis on technology, innovation, and user service quality, as well as portray the Company as a model public utility company, with a focus on two pillars: efficiency and proximity.

The principal actions were:

Sustainability report: in 2022, the Company issued the eighth sustainability report,. The report details the actions, challenges and goals in economic development, environmental care, customer management and employee development-related topics. All of them aligned with the Sustainable Development Goals promoted by the United Nations. The Company’s Management is preparing the 2022 Sustainability Report, which is expected to begin to be published on an annual basis.

Industrial safety: in 2022 the Company satisfactorily passed the ISO 45001 STANDARD certification audit conducted by the IRAM, reaffirming the Company’s commitment to Occupational Risk Prevention. In order to comply with these guidelines related to Occupational Health and Safety, the Company performed several activities, resulting in improved accident indicators from 2016 to 2022.

Public safety: in 2022 the Company successfully passed the annual audit conducted by the IRAM on the Public Safety System (PSS) according to ENRE Resolution No. 421/11, thus maintaining the related certification.

Quality: the main aspects included in the Quality Management System (ISO 9001:2015 standard) are: customer-focus; leadership; people’s commitment; process approach; better evidence-based decision making; relationship management; risk and opportunity analysis; change planning; and context and stakeholder analysis.

The objective is to secure the individuals’ involvement in compliance with the Integrated Management System (IMS) Policy, which was adjusted, disseminated and understood by the staff, in line with the requirements of ISO 45001:2018 Workplace Health and Safety Systems.

Environmental management:

In 2022, the Company received the Environmental Clearance Certificate, which was granted by the Province of Buenos Aires, for the following project: “New No. 364 Trujui substation and its associated power line”.

Additionally, with the guiding principle of contributing to the quality of life of our customers, the Special Authorization Certificates were obtained for each of the Company’s warehouses, ensuring proper management in the handling and final disposal of hazardous waste.

The aforementioned certificates were granted by the Ministry of the Province of Buenos Aires and the National Environment and Sustainable Development Ministry.

In 2022, noise levels and electromagnetic field measurements were taken in 12 substations; electromagnetic field measurements were also taken in 12 High-voltage lines/cables and in 82 transformer centers. The results obtained complied with the limits required by the regulations in effect for this type of facilities.

Furthermore, electromagnetic field measurements were taken in order to be granted the administrative easement of the Company’s transformer centers; with the results of each of such measurements being in compliance with the regulation. Not only was compliance with regulations in accordance with the SE’s requirements but the use given to the premises adjacent to the centers were also taken into account in order to determine the possibility of current or future incidence of the electrical equipment’s electromagnetic emissions.

Community actions: in 2022, the Company continued with the programs that we have implemented for the last few years, including: electricity access and smart consumption, that seeks to ensure access to affordable, reliable, sustainable and modern energy; quality education, which promotes equality of opportunities for young people and their employability by means of professionalizing practices and workshops on first employment, in addition to scholarships and tutoring in technical schools and universities; Gender Equality; Responsible Production and Consumption and Alliances to achieve the goals set.

Sustainable energy:

Investments were made in projects aimed at expanding access to both the electricity grid and the smart and efficient consumption programs for the community, with an emphasis on low-income sectors, including those users who meet the requirements to access the social electricity rate. As examples, we can mention the following:

▪	Infrastructure development for the MIDE: installation and development of infrastructure related to smart meters, so as to allow new and already existing users to register as MIDE users.
▪	In those cases in which it is not possible to include them in the MIDEs project due to the layout of the neighborhood, shantytown or community: making of adjustments to the network and the infrastructure to allow for the installation of meters at the entrance of vulnerable neighborhoods in order to provide a safe, reliable and affordable service.

Equality:

▪	With regard to education, we continued with the following:
▪	Scholarship and mentoring programs both at technical school and university levels
▪	Relationship-building with educational institutions
▪	Women with Energy program for the inclusion of women in technical careers and careers related to the business of the organization with a view to recruiting them.
▪	Edenorchicos, which is comprised of educational workshops addressed to boys and girls of elementary schools with the purpose of teaching them how electricity works, its smart and safe use, in both their homes and public spaces. During 2022, 18,309 students of 14 different municipalities attended the edenorchicos program.

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

Transmitters

•	According to Section 32 of Law No. 24,065, two or more transmission companies can merge or be part of the same economic group only if they obtain an express approval from the ENRE. Such approval is also necessary when a transmission company intends to acquire shares of another electricity transmission company;
•	Pursuant to the concession agreements that govern the services rendered by private companies operating transmission lines above 132 kW and below 140 kW, the service is rendered by the concessionaire on an exclusive basis over certain areas indicated in the concession agreement; and
•	Pursuant to the concession agreements that govern the services rendered by the private company operating the high-tension transmission services equal to or higher than 220 KW, the Company must render the service on an exclusive basis and is entitled to render the service throughout Argentina, without territorial limitations.

Distributors

•	Two or more distribution companies can merge or be part of the same economic group only if they obtain an express approval from the ENRE. Such approval is necessary when a distribution company intends to acquire shares of another electricity transmission or distribution company; and
•	Pursuant to the concession agreements that govern the services rendered by private companies operating distribution networks, the service is rendered by the concessionaire on an exclusive basis over certain areas indicated in the concession agreement.

Regulatory Authorities

The principal regulatory authorities responsible for the Argentine electricity industry are:

(1)	the Ministry of Economy, through the Secretaría de Energía (the “SE” or the “Secretary of Energy”);
(2)	the ENRE; and
(3)	CAMMESA.

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

On December 22, 2015, through Decree No 231/15, the WEM was created with the objective of elaborating, proposing and executing the national energy policy. On March 5, 2018, through Decree No 174/18, the structure of the ME&M was modified, amongst other offices of the Argentine Government. The former structure of the ME&M comprised four secretaries and fourteen undersecretaries, whilst the new structure was reduced to three secretaries and ten undersecretaries. However, on September 6, 2018, through Decree No. 801/18, the Argentine Government strategically reorganized the ministries, dissolving the ME&M and transforming it into the SE, which remains within the orbit of control of the Ministry of Finance. On December 19, 2019, the Argentine Executive Power issued Decree No. 50/19 by means of which it approved the new organizational chart of the national government. On October 2020, the Executive Branch issued Decree No. 804/20, modifying the organizational chart of the national government. According to this Decree, the SE, which is in charge of elaborating, proposing and executing the national energy policy, is currently part of the Ministry of Economy.

The Federal Government’s budget for fiscal year 2023 approved an agreement that provides for the creation of a tripartite entity, among the Federal Government, the Province of Buenos Aires and the Autonomous City of Buenos Aires, to exercise the regulation and control of the public service of distribution and commercialization of electricity corresponding to the area concessioned to Edenor and Edesur. However, as of the date of this annual report, such entity has not been yet created.

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

Further, with the enactment of the Productive Reactivation Law and the suspension of the transfer of the jurisdiction, the ENRE retained its jurisdiction over the public service of electricity distribution.

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

Generators

According to a recent report issued by CAMMESA, as of December 31, 2022, Argentina’s installed power capacity was 42,927 MW, 59% of which derived from thermal generation, 25% from hydraulic generation, 4% from nuclear generation and 12% from non-conventional sources of energy. Private generators participate in CAMMESA through the Asociación de Generadores de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Generators, or AGEERA), which is entitled to appoint two acting and two alternate directors of CAMMESA.

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

During 2022, the following resolutions were issued by the SE, in connection with the Company’s seasonal reference prices (Stabilized Price of Energy and Power Reference Price):

Resolution	Date	What it approves	Effective as from
ENRE 76/2022	February 25,2022	Tariff schedule	March 1
SE No. 305/2022	April 29, 2022	Seasonal reference prices (1)	May 1
SE No. 405/2022	May 27, 2022	Seasonal reference prices	June 1
SE No. 605/2022	July 28, 2022	Seasonal reference prices	August 1
SE No. 627/2022	August 25, 2022	Seasonal reference prices	September 1
SE No. 649/2022	September 13, 2022	Seasonal reference prices	September 1
SE No. 719/2022	October 28, 2022	Seasonal reference prices (2)	November 1
SE No. 54/2023	February 1, 2023	Seasonal reference prices	February 1
ENRE 241/2023	March 1, 2023	Tariff schedule	April 1

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

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. As of December 31, 2022, the stabilization fund balance was approximately Ps.31 billion, resulting from the stabilization fund plus the over expenses of dispatch net of the Argentine treasury contributions. However, if all the funds and accounts of energy and power are considered (including the additional energy, fuel over expenses, quality supply, surplus demand pursuant to Resolution No. 1,281/06 of the SE, WEM, over expense contracts, etc.), this balance increases to approximately Ps. 5 billion. In this regard, the deficit of the WEM was financed by the Federal Government through non-refundable contributions from the Fondo Unificado (Unified Fund) administered by the SE to the stabilization fund administered by CAMMESA.

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

ORGANIZATIONAL STRUCTURE

As of the date of this annual report , Edenor is a subsidiary of Empresa de Energía del Cono Sur S.A (“Edelcos”).

Edelcos is owned by South American Energy LLP, a UK-based company. Edelcos acquired 51% of the capital stock and votes of Edenor on June 30, 2021, following the ENRE’s approval of the change in control of Edenor on June 29, 2021. Additionally, CNDC issued a favourable opinion on April 22, 2022, which was confirmed by resolution of the Minister of Commerce dated May 12, 2022.

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

Edelcos is providing tehincal advisory services to the Company in order to help detect new business opportunities and achieve the goal of converting Edenor in a key factor of the future Argentine economy.

For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

The following chart presents our corporate structure as of the date of this annual report:

Shareholders	Class A	Class B	Class C	% of capital stock	% of the Class
Edelcos	462,292,111	-	-	51.00%	100.00%
Treasury shares	-	30,994,291	-	3.43%	7.01%
FGS ANSES	-	242,999,553	-	26.81%	54.95%
Floating	-	168,216,541	-	18.56%	38.04%
PPP*	-	-	1,952,604	0.21%	100.00%
Total per class	462,292,111	442,210,385	1,952,604	100.00%	100.00%
Total capital stock			906,455,100

* 355,945 are yet to be converted into Class B Shares, as requested by Banco de la Nación Argentina are trustee under PPP.

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

The net book value of our property, plant and equipment as recorded on our financial statements was Ps.395,940 million, Ps.380,581 million and Ps.367,141 million as of December 31, 2022, 2021 and 2020, respectively. For a description of our capital expenditures plan, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Edenor’s Capital Expenditures.”

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

The Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of the long-lived assets may be impaired. As from the enactment by the Argentine Government of new measures (see “Item 3. Key Information—Risk Factors—Risks Relating to the Electricity Distribution Sector—The Argentine Government has intervened in the electricity sector in the past, and may continue intervening”), the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated. The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration. Cash flows are prepared based on estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, timing, and form of the electricity rate increases and/or recognition of cost adjustments; (ii) demand for electricity projections; (iii) development of the costs to be incurred; (iv) investment needs to maintain the service quality levels required by the regulatory authority, and (v) macroeconomic variables, including, growth rate, inflation rates and foreign currency exchange rates, among others. The Company has made its projections under the assumption that in the next few years it will obtain the delayed electricity rate updates to which it is entitled in accordance with the applicable regulations, using a discount rate (“WACC”) in dollars. After having carried out the analysis of recoverability of long-lived assets, as of the date of these annual report, the Company has recorded no impairment of property, plant and equipment for the year 2022. As of December 31, 2020, the Company recorded an impairment of property, plant and equipment for Ps.17,396 million (Ps. 51,129 at the purchasing power of the currency at December 31, 2022).

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

The following discussion should be read in conjunction with our audited financial statements as of and for the years ended December 31, 2022, 2021 and 2020, included in Item 18 of this annual report. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

In the last few fiscal years, the Company recorded negative working capital, mainly as a consequence of the insufficient adjustments to the electricity rate since February 2019 -which did not comply with the terms agreed upon in the last RTI-, and the constant increase of both operating costs and the cost of investments necessary to maintain the quality of the service; in addition to the inflationary context in which the Argentine economy has been since mid-2018.

Although in 2021 and 2022 the values of the Company’s electricity rate schedules suffered changes, most of which implied only the passing through of the seasonal prices and not an improvement of revenues from the CPD, which are still insufficient to cover the economic and financial needs of the Edenor in a context of growing inflation, with the annual rate standing close to 100%. Nevertheless, and in spite of the aforementioned context with constant increases in operating costs, the investments necessary, both for the operation of the network and for maintaining and even improving the quality of the service, have been made.

This complex and vulnerable economic context is aggravated by the currency restrictions imposed by the BCRA pursuant to which the BCRA’s prior authorization is required for certain transactions, such as the Company’s transactions associated with the payment of imports of goods that are necessary for the provision of the service and the payments to service its external financial debt. These currency restrictions, or those to be issued in the future, could affect the Company’s ability to access the MLC in order to acquire the foreign currency necessary to meet its operating and financial obligations.

As a consequence, the Company witnessed an even greater deterioration of its economic and financial equation due to the long overdue adjustment of rates, the impossibility of taking legal action to enforce payment of debts for electricity consumed but not paid, and the increase in costs in the Company’s operating structure and supplies. Therefore, it became necessary to partially postpone payments to CAMMESA for energy purchased in the WEM as from the maturities taking place in March 2020. Such payment obligations were partially regularized.

As of December 31,2022 accumulated a past due principal balance of Ps. 63,689 millions plus interest and charges for Ps. 79,640 millions (excluding the effects of the debt compensated under the 2022 Agreement).

On December 29, 2022, we reached an agreement with the Argentine Government to cover our debt with CAMMESA as of August 2022 (the “2022 Agreement”). Under the 2022 Agreement , the Company recognised an accumulated debt as of August 31, 2022, of Ps. 57,159 million and the Argentine Government also recognised a credit in favor of the Company which amounts to Ps. 24,174 million. Consequently, once the aforementioned credits have been deducted, the Company agrees to pay a debt of Ps.32,985 million to be paid under a payment plan in 96 progressively increasing installments, with a six-month grace period and at the rate in effect in the WEM, reduced by 50% (i.e. as of December 2022; 41,47% on an annual basis). The relevant adjustments, as agreed-upon in the 2022 Agreement, will be added to such amount.

In addition, under the 2022 Agreement the Company acknowledged and accepted to pay 100% of commercial debt with CAMMESA since March 2023.

However, the quality of the electricity distribution service has been significantly improved generally, both in duration and frequency of power cuts. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the demand, the Company continues to analyze different measures aimed at mitigating the negative effects of this situation on its financial structure, such as the restructuring of its financial debt, minimizing the impact on the sources of employment, the execution of the investment plan, and the carrying out of the essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and reliability.

On March 1, 2023, Resolution ENRE No. 241/2023 authorized an increase of 107.8% and 73.7% of VAD as from April and June, respectively.

Although such amount became an important recognition to Edenor, it is not sufficient to cover its costs and no assurance can be given that we may raise the funds necessary pay all commercial debt with CAMMESA.

Due to the aforementioned, and once the credit recognized by the Argentine Government is effectively performed during 2023, the Company believes that it will continue to operate as a going concern, inasmuch as this Company has historically been provided with transitional solutions that have made it possible to partially restore the economic and financial equation and ensure the operation of its distribution networks, due to the essential service its provides.

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

Operating Results

We distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometers, with an aggregate population of approximately eight million people. As of December 31, 2022, we had 3,264,829 users.

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

Regulatory changes impact our results of operations as we are paid tariffs for our services. The following ENRE resolutions, among others, have a direct impact on the tariffs we charge:

•	On April 18, 2022, by means of SE Resolutions Nos. 235 and 236/2022, the PEN called a public hearing to be held on May 11 and 12, 2022, respectively, to consider the following issues:

- new seasonal reference prices of the Seasonal Price of Electricity (PEST); and

- implementation of the segmentation of Customers for the granting of Federal Government subsidies on energy prices to the users of the electric service, for the 2022-2023 biennium.

Neither of the above-mentioned items represented an improvement in the Company’s revenues from the CPD; as they only implied the transfer of prices to and/or elimination of subsidies on the amounts to be billed to users.

•	On June 16, 2022, by means of Executive Order No. 332/2022, the PEN established the rate segmentation system. Subsequently, by means of Resolution No. 467 dated June 27, 2022, the SE, as the regulatory authority, instructed the Undersecretariat of Energy Planning to implement the aforementioned segmentation, which was carried out by means of Directive No. 1 dated June 28, 2022.

•	On September 15, 2022, by means of SE Resolution No. 649/2022, it was provided that those households that had registered in “Level 3 – Average Income” shall be charged the seasonal reference prices defined for “Level 1, Distributor Residential Demand” for the consumption of electricity exceeding 400 KWh per month. Consequently, by means of ENRE Resolution No. 434/2022, the values of the electricity rate schedules for such category were modified.

•	On November 14, 2022, by means of Resolution No. 576/2022, the ENRE called a public hearing for January 23, 2023, to make known and hear opinions on the proposals aimed at obtaining a transitional adjustment of the electricity rate, with such public hearing being held in the framework of the RTI renegotiation process and prior to defining the electricity rates to be applied by the concession holders.

At such hearing, the Company explained the need of additional funding to maintain and continue improving the quality of our services. Additionally, the Company demonstrated the financial situation of the Company; requesting Ps.205,759 million of additional income through a tariff increase.

•	On February 17, 2023, the SE instructed the ENRE to apply to the electricity rates an increase in the VAD, stating that the transitional electricity rate adjustment was to take place on or prior to March 1, 2023. Accordingly, on February 28, 2023, by means of Resolution No. 241/2023, the ENRE approved the new electricity rate schedules, applicable as from April 1 and June 1, 2023, with the aim of implementing the increase in the value of the consumers’ bills in two tranches, which represented an increase in CPD of 107.8% and 73,7% , respectively.

In the above-mentioned hearing, the Company stated its position on the imbalances of the electricity rate as compared to that of other concession holders outside the greater Buenos Aires metropolitan area and as compared to other essential services, putting an emphasis on the opportunity to correct these imbalances and committing itself to maintain the level of investments necessary to maintain the operation of the network.

The main consequence of the lack of recognition of additional revenue to face increasing costs has been Edenor’s inability to comply, in due time and in proper form, with payments to CAMMESA for energy purchases in the WEM. If, in the future, we are not able to recover the incremental cost increases and have them reflected in our tariffs, and/or there is a significant lag of time between when we incur the incremental costs and when we receive increased income, we may be unable to comply with our financial and commercial obligations, suffer liquidity shortfalls and need to restructure our debt to ease our financial condition, any of which, individually or in the aggregate, would have a material adverse effect on our business and results of operations and may cause the value of our ADSs to decline. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Factors Affecting our Results of Operations—Tariffs” and “Item 3. Key Information—Risk factors—Risks Relating to Our Business—Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, affected and may continue to affect our capacity to perform our commercial obligations and could also have a material adverse effect on our ability to perform our financial obligations.”

The following table sets forth the composition of our net sales (stated in millions of Pesos in constant currency) for the periods indicated:

	Year ended December 31
	2022	2021	2020
	(Figures in millions)
Sales of Electricity	204,599	219,581	266,994
Right of use of poles	1,115	1,367	1,237
Connection Charges and reconnection charges	121	143	158
Net sales	205,835	221,091	268,389

The following tables show Edenor’s energy sales by category of user (in GWh) for the periods indicated:

	Year ended December 31,
	2022		2021		2020
Residential	10,362	45%	9,868	45%	9,315	46%
Small Commercial	2,056	9%	1,839	8%	1,609	8%
Medium Commercial	1,529	7%	1,448	7%	1,341	7%
Industrial	3,714	16%	3,492	16%	3,210	16%
Wheeling System(1)	3,776	17%	3,703	17%	3,364	17%
Public Lighting	634	3%	665	3%	676	3%
Shantytowns	755	3%	695	3%	664	3%
Total	22,826	100%	21,710	100%	20,179	100%

(1)	Wheeling charges represent our tariffs for generators and large users, which consist of a fixed charge for recognized technical losses and a charge for our distribution margins but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

Our revenues and results of operations are principally affected by economic conditions in Argentina, changes in our regulated tariffs and fluctuations in demand for electricity within our service area. To a lesser extent, our revenues and results of operations are also affected by service interruptions or reductions in excess of those generally standards set forth under ENRE´s regulations.

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

Economic Performance and Outlook

Economic Activity

In accordance with the latest available data, as of December 31, 2022, the economic activity recorded a cumulative rise of 5.2% as compared to the same period of the previous year. Private consumption and investment increased by 10.2% and 14.0%, respectively. Those hikes were partially offset by net imports, in contrast to net exports of 2021 due mainly to the recovery of the economy throughout 2022.

The expansion in the activity reached 15 of the 16 economic sectors, with other social and personal community services being the most benefited sector, along with construction (7.5%), mining and quarrying (14.4%), manufacturing industry (6.4%), and wholesale and retail trade and repairs (7.3%).

Price Trends

With regard to the development of prices, in 2022, the Consumer Price Index published by the INDEC showed a variation of 94.8%. The greatest variations were recorded in the housing, water, electricity, natural gas and other fuels (8.7%) and communications (6.4%) categories. The categories affected to a lesser extent were education (3.8%) and food and non-alcoholic beverages (3.5%). The latter, however, had the biggest impact across nearly all regions due to its weight within the general index. As for wages, measured by the Average Taxable Remuneration of Stable Workers (Remuneración Imponible Promedio de los Trabajadores Estables - RIPTE) record, they recorded a year-on-year increase of 53.4% as of December 2022, compared to the same month of 2021.

Trade Balance

With regard to foreign trade, and according to the INDEC’s data, the cumulative current account surplus as of the third quarter of 2022 reached U.S.$ 6.474 billion. This is mainly explained by the trade balance surplus, in which Free on Board value exports totaled U.S.$ 82.2 billion, whereas the Cost, Insurance and Freight value of imports was U.S.$ 76.4 billion in the first eleven months of the year. The increase in exports as compared to the same period of the previous year was due to the recovery of industrial manufacturing exports, which grew by 18.7%, the exports of fuel and energy, which increased by 62.1%, the increases in agricultural manufacturing exports by 7.5% and in primary exports by 12.6%. As for imports, the expansion compared to the same period of 2021 is explained by recoveries in the following categories: fuel and lubricants (141.9%), parts and accessories for capital goods (30.2%), capital goods (28.5%), consumer goods (21.4%), and automotive (20.1%).

Fiscal Situation

At December 2022, the Non-Financial Public Sector’s fiscal accounts recorded a cumulative primary deficit of 2.4% of GDP. The total annual variation of tax revenues, measured in Argentine pesos according to the figures published by the Federal Administration of Public Revenues (AFIP), closed with a year-on-year increase of 95.6%. Additionally, primary expenditure recorded in 2022 by the National Treasury showed a year-on-year variation of 69%.

With regard to the financial situation, the US dollar wholesale rate of exchange according to Communication A3500 of the BCRA at December 31, 2022 was Ps.172,9/U.S.$1, recording a cumulative increase of 69% as compared to the end of 2021 and a year-on-year average variation of 5%. The BCRA’s international reserves at the end of the year totaled U.S.$44.59 billion, down by U.S.$4.936 million compared to the level reached in the previous year. As for the monetary base, it amounted to Ps.5,202 billion at the end of 2022, reflecting a 32% increase compared to the previous year. Furthermore, the BCRA’s stock of debt on account of bills issued totaled at the end of the third quarter of 2022 Ps.10,483,445 million, showing a year-on-year increase of 55.8%.

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

Resolution No. 603/17 included the modification of seasonal prices, costs of transport and saving billings and bonuses according to the incentive plan established pursuant to SEE Resolution No. 1091/17. The savings billing of the incentive plan was modified, by establishing a 10% discount to the stabilized energy price for those residential users who reduce the consumption in at least a 20% compared to the consumption registered on the same month in 2015, having removed saving categories between 10% and 20%. Moreover, a new application methodology for the social tariff was introduced.

On December 27, 2018, the SE issued Resolution No. 366/18, pursuant to which the social tariff and savings bonuses for the residential tariff were eliminated, as beneficiaries have been transferred to the provincial jurisdictions, which will bear their cost and implementation.

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

On April 18, 2022, by means of SE Resolutions Nos. 235 and 236/2022, the PEN called a public hearing to be held on May 11 and 12, 2022, respectively, to consider the following issues:

- new seasonal reference prices of the Seasonal Price of Electricity (PEST);

- implementation of the segmentation of Customers for the granting of Federal Government subsidies on energy prices to the users of the electric service, for the 2022-2023 biennium.

Neither of the above-mentioned items represented an improvement in the Company’s revenues from the CPD; as they only implied the transfer of prices to and/or elimination of subsidies on the amounts to be billed to users.

Furthermore, on November 14, 2022, by means of Resolution No. 576/2022, the ENRE called a public hearing for January 23, 2023, to make known and hear opinions on the proposals aimed at obtaining a transitional adjustment of the electricity rate, with such public hearing being held in the framework of the RTI renegotiation process and prior to defining the electricity rates to be applied by the concession holders.

The following resolutions were issued by the SE and the ENRE, in connection with the Company’s electricity rate schedules and the seasonal reference prices (Stabilized Price of Energy and Power Reference Price):

Resolution	Date	What it approves	Effective as from
ENRE No. 76/2022	February 25, 2022	Electricity rate schedules	March 1
SE No. 305/2022	April 29, 2022	Seasonal reference prices (1)	May 1
ENRE No. 146/2022	May 6, 2022	Electricity rate schedules	May 1
SE No. 405/2022	May 27, 2022	Seasonal reference prices	June 1
ENRE No. 171/2022	May 31, 2022	Electricity rate schedules	June 1
SE No. 605/2022	July 28, 2022	Seasonal reference prices	August 1
ENRE No. 222/2022	July 29, 2022	Electricity rate schedules	August 1
SE No. 627/2022	August 25, 2022	Seasonal reference prices	September 1
ENRE No. 313/2022	September 7, 2022	Electricity rate schedules	September 1
SE No. 649/2022	September 13, 2022	Seasonal reference prices	September 1
ENRE No. 434/2022	September 22, 2022	Electricity rate schedules	September 1
ENRE No. 484/2022	October 6, 2022	Electricity rate schedules (2)	September 1
SE No. 719/2022	October 28, 2022	Seasonal reference prices (3)	November 1
ENRE No. 554/2022	November 2, 2022	Electricity rate schedules	November 1
SE No. 54/2023	February 1, 2023	Seasonal reference prices	February 1
ENRE No. 177/2023	February 2, 2023	Electricity rate schedules	February 1
ENRE No. 241/2023	February 28, 2023	Electricity rate schedules	April 1 and June 1

(1)	It approves the Winter Seasonal Programming for the WEM submitted by CAMMESA, relating to the May 1, 2022-October 31, 2022 period.

(2)	It amends the average electricity rate approved by ENRE Resolution No. 434/2022, which implied a 3.8% decrease thereof, according to the valuation of the residential user category’s consumption during the month of September.

(3)	It approves the Summer Seasonal Programming for the WEM submitted by CAMMESA, relating to the November 1, 2022-April 30, 2023 period.

During 2022 and 2021, Edenor purchased all of the energy in the market at an average monomic price of Ps.4,420.46 / MWh and Ps.2,437.74 / MWh, respectively.

We purchased a total of 27,158 GWh in 2022, 26,373 GWh in 2021 and 25,124 GWh in 2020. Following the adoption of certain amendments to the pricing rules applicable to the WEM pursuant to the Public Emergency Law, we have purchased all of our energy supply in the WEM at the monomic price. We have not purchased any energy under long-term supply contracts since 2004.

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

	Year ended December 31,
	2022	2021	2020
Technical losses	9.3%	9.4%	9.1%
Non technical losses	6.6%	8.2%	10.5%
Total losses	15.9%	17.6%	19.6%

The rolling annual rate of total losses for 2022 decreased to 15.9%, compared to 17.6% in the previous year. In Regions II and III, new shantytowns were formed while existing shantytowns continued to grow. The theft of energy in these areas continues to be the main factor in the increase in total losses in the last five years.

In 2022, the plan launched in previous years, whose objective is the installation of 250,000 MIDE self-managed meters, continued to be implemented. The plan aims to increase electricity access by normalizing clandestine consumers, inactive customers and chronic delinquent customers, in order to allow for the safe and efficient use of the network. Throughout the year, 15,087 of these meters were installed, with the number of installed MIDEs thus totaling 237,736. However, MIDE installation ceased in July 2022, after Resolution No 217/2022 was issued whereby the ENRE prohibited MIDEs unless its prior consent is obtained. All the projected installations submitted by the Company have not been approved as of the date of this annual report.

Furthermore, 314 data concentrators were installed, increasing the total number to 686. These facilities provide daily information on 73,000 meters allowing for an improved routing of inspections.

Additionally, the installation of the new network type MULCON , the MIDE meters’ invulnerability, and the in-depth development of analytical and artificial intelligence tools, make it possible to improve effectiveness in the routing of inspections and thereby reduce energy theft.

The volume of GWh sold in the MIDE customers segment amounted to 688 GWh, which represents an increase of 34% (+175 GWh vs 2021).

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

Memorandum of Agreement on Regularization of Payment Obligations – Debt for the purchase of energy in the WEM

On December 29, 2022, and following the guidelines set forth in both the Federal Government’s budget for fiscal year 2021 and 2022, section 87 of Law No. 27,591, Resolution SE No. 40/2021 and Decree No. 88/2022 concerning the “Special system for the settlement of debts”, the Company, the Federal Government, the ENRE and CAMMESA signed the 2022 Agreement pursuant to which the Company recognizes to owe CAMMESA a sum of Ps. 57,159, for the periods from September 2020 to August 2022. Furthermore, the SE recognized a credit in favor of the Company in the amount of Ps. 24,174.

Consequently, once the aforementioned credits have been deducted, the Company agrees to pay a debt of Ps.32,985 million to be paid under a payment plan in 96 progressively increasing installments, with a six-month grace period and at the rate in effect in the WEM, reduced by 50%. The relevant adjustments, as agreed-upon in the agreement, will be added to such amount.

Pursuant to Article Six of 2022 Agreement, the granting by the ENRE of an increase in the VAD is a condition precedent to the payment of all the obligations when due; therefore, the Company’s Management believes that the event required in order for the substitution of the debt (novation) to take place has not yet occurred.

For that reason, the Company recognizes the effects of the 2022 Agreement taking into account that the above-mentioned condition gives rise to the deterioration of the total value of the right dependent thereon (lower liabilities); therefore, no impact is recognized until the event occurs.

As regards the credits recognized by the SE, the Company considers them to be vested rights inasmuch as they are not subject to any condition whatsoever and will be implemented by means of credit notes to be issued by CAMMESA; therefore, the Company recognizes the effects in the current fiscal year.

The above-mentioned credits relate to the following concepts :

Concept	Amount (in million)
a) Implementation of policies to benefit the demand (2 bills)	Ps. 9,670
b) Maintenance of electricity rates (1 bill)	Ps. 4,835
c) Investment Plan (0.37 bills)	Ps. 1,802
d) Section 2 Res. 642/22 (1.63 bills)	Ps. 7,867
5 bills	Ps. 24,174

a) is earmarked exclusively for the regularization of the debt of delinquent users benefited from the policies implemented to benefit the demand, giving priority to those who have benefited from the provisions of Executive Order No. 311/2020, Neighborhood Sports Clubs and Public Welfare Organizations. Consequently, the Company’s trade receivables, whose debt had resulted from delinquency or non-payment during the ASPO or DISPO are compensated for Ps. 4,235 million. Additionally, an amount of Ps. 5,434 million is recognized, as compensation, in the Memorandum of Agreement on the Regularization of Payment Obligations line item of the Statement of Comprehensive Income (Loss).

b) and d) have no preferential treatment. They are recognized in the Memorandum of Agreement on the Regularization of Payment Obligations line item of the Statement of Comprehensive Income (Loss), along with the additional amount of Ps. 5,434 million of the preceding paragraph, thus totaling Ps. 18,136 million.

c) relates to the specific Investment Plan carried out by the Company in 2021. In this regard, the Company recognizes a deferred income item for such amount, as provided for by IAS 20 “Government Grants”.

The combined effect of the previously described captions amounts to Ps.18,136 million and Ps.2,650 million, which are disclosed in the Memorandum of Agreement on the Regularization of Payment Obligations line item of the Statement of Comprehensive Income (Loss), and Other operating income, respectively.

Integral Tariff Revision.

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

During the year 2016, the Company, guided by the ENRE, complied with all the procedural obligations required to complete a RTI process set forth in the Adjustment Agreement. A RTI process was completed on February 1, 2017, on which date the ENRE issued Resolution No. 63/17 which established a new tariff schedule.

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

Additionally, on December 16, 2020, the Executive Branch issued Decree No. 1020/2020 which (i) extended the freeze on electricity rates prescribed by the Productive Reactivation Law (which authorized the Executive Power to maintain electricity tariffs under federal jurisdiction freezed) until March 31, 2021, or until the new transitional electricity rate schedules come into effect, whichever occurs first; and (ii) through the Federal Government’s budget for fiscal year 2023 has extended until March 2023 the period to complete a new RTI process.Through Decree No. 815/2022, it has been extended again until December 2023.

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

Within the framework of the transition tariff regime, the Company recently obtained two transitional tariff adjustments: (i) , through Resolution No. 76/2022, applied the new tariff schedules effective as of March 1, 2022, which incorporate the new seasonal prices an average increase for Carriers of 20% and an increase in CPD of 8% for Edenor; and (ii) on February 28, 2023, by means of Resolution No. 241/2023, which incorporated a new electricity rate schedule, applicable as from April 1 and June 1, 2023, with the aim of implementing the increase in the value of the consumers’ bills in two tranches.

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

	VAD
Tariff(1)	November	January	February	October 2008	Res.1301	Res. 1	Res. 92/17	Res. 92/17	Res. 603/17	Res. 33/18	Res. 208/18	Res. 25/19	Res. 27/19	Res. 104/19	Res. 262/21	Res. 554/22
	2001	2005	2007		2011(2)	2016	Feb. 2017	Mar. 2017	Dic. 2017	Dic. 2017	Feb. 2018	Feb. 2019	Mar. 2019	May. 2019	Aug. 2021	Nov. 2022
Residential
TIRI (0-300)	49.40%	44.50%	44.50%	44.58%	11.26%	30.63%	26.60%	19.07%	18.10%	19.99%	16.71%	12.62%	15.86%	15.86%	21.41%	11.38%
TIRI2 (301-650)	36.20%	33.00%	33.00%	30.70%	4.80%	15.40%	23.49%	16.54%	15.20%	16.91%	14.01%	10.47%	13.34%	13.34%	19.41%	10.56%
TIR# (651-800)				31.94%	4.55%	14.48%	26.66%	19.15%	17.74%	19.58%	16.36%	12.34%	15.55%	15.55%	21.55%	11.92%
TIR4 (801-900)				31.51%	4.32%	13.91%	29.46%	21.55%	20.08%	22.07%	18.57%	14.13%	17.69%	17.69%	23.60%	13.23%
TIR5 (90-1000)				32.63%	4.35%	14.04%	33.25%	24.91%	23.42%	25.63%	21.78%	16.79%	20.82%	20.82%	26.29%	15.00%
TIR6 (1001-1200)				26.20%	4.19%	15.98%	37.51%	28.95%	27.52%	29.93%	25.75%	20.18%	24.75%	24.75%	29.59%	17.21%
TIR 7 (1201-1400)				27.10%	3.98%	15.25%	41.21%	32.64%	32.80%	38.44%	33.90%	27.52%	34.28%	34.28%	37.70%	23.35%
TIR8 (1401-2800)				25.87%	4.81%	17.83%	45.69%	37.36%	40.50%	46.79%	42.30%	35.64%	40.55%	40.55%	44.28%	28.39%
TIR9 (> 2800)				22.48%	3.84%	14.81%	46.83%	38.62%	39.94%	45.06%	40.52%	33.86%	39.02%	39.02%	43.59%	25.71%

Commercial - small demands
TIG1	55.10%	40.00%	47.80%	48.66%	21.91%	53.18%	53.79%	45.89%	48.82%	49.63%	45.38%	39.58%	45.32%	44.17%	46.11%	24.56%
TIG2	53.60%	31.10%	43.60%	42.47%	15.97%	41.52%	52.94%	44.89%	47.86%	48.54%	44.23%	38.40%	44.08%	42.92%	45.34%	23.88%
TIG3				37.40%	9.13%	26.24%	52.74%	44.65%	47.54%	48.27%	43.94%	38.11%	43.61%	42.45%	44.99%	23.58%

Commercial - medium demand
T2	43.30%	27.90%	35.50%	37.81%	16.03%	44.80%	74.18%	74.07%	43.55%	43.75%	39.34%	32.08%	37.59%	36.58%	38.90%	20.08%

Industrial
T3 low voltage below 300kw	44.20%	26.50%	34.30%	37.70%	15.37%	43.74%	46.90%	37.97%	39.76%	39.92%	35.43%	28.19%	33.60%	32.61%	35.18%	17.35%
T3 low voltage over 300kw	42.60%	24.50%	32.10%	27.01%	11.99%	22.80%	23.80%	23.52%	27.24%	29.62%	22.67%	18.43%	23.00%	22.30%	13.90%	9.36%
T3 medium voltage below 300kw	29.30%	14.10%	19.70%	25.12%	8.46%	30.72%	30.38%	22.08%	23.59%	23.63%	19.93%	14.71%	18.53%	17.79%	21.91%	9.23%
T3 medium volgate over 300kw	27.30%	12.30%	17.50%	17.64%	7.09%	14.50%	13.19%	13.00%	15.44%	17.28%	12.42%	9.67%	12.54%	12.09%	8.03%	5.20%

Average Tariff	41.20%	28.50%	33.90%	33.04%	9.57%	28.33%	39.07%	32.45%	32.18%	34.02%	29.12%	23.23%	28.49%	27.48%	28.08%	15.70%

	Average Taxes
Tariff(1)	November	January	February	October 2008	Res.1301	Res. 1	Res. 92/17	Res. 92/17	Res. 603/17	Res. 33/18	Res. 208/18	Res. 25/19	Res. 27/19	Res. 104/19	Res. 262/21	Res. 554/22
	2001	2005	2007		2011(2)	2016	Feb. 2017	Mar. 2017	Dic. 2017	Dic. 2017	Feb. 2018	Feb. 2019	Mar. 2019	May. 2019	Aug. 2021	Nov. 2022
Residential
TIRI (0-300)	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%
TIRI2 (301-650)	29.20%	29.20%	29.20%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%
TIR# (651-800)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%
TIR4 (801-900)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%
TIR5 (90-1000)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%
TIR6 (1001-1200)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%
TIR 7 (1201-1400)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%
TIR8 (1401-2800)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%
TIR9 (> 2800)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%

Commercial - small demands
TIG1	25.70%	25.70%	25.70%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%
TIG2	25.60%	25.60%	25.60%	25.64%	25.64%	25.64%	25.64%	25.64%	25.64%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%
TIG3				25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%

Commercial - medium demand
T2	25.60%	25.60%	25.60%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%

Industrial
T3 low voltage below 300kw	25.70%	25.70%	25.70%	25.66%	25.66%	25.66%	25.66%	25.66%	25.66%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%
T3 low voltage over 300kw	25.60%	25.60%	25.60%	25.62%	25.62%	25.62%	25.62%	25.62%	25.62%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%
T3 medium voltage below 300kw	25.70%	25.70%	25.70%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%
T3 medium volgate over 300kw	25.70%	25.70%	25.70%	25.69%	25.69%	25.69%	25.69%	25.69%	25.69%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%

Average Tariff	27.20%	27.20%	27.20%	27.24%	27.24%	27.24%	27.24%	27.24%	27.24%	23.63%	23.64%	23.47%	22.75%	24.14%	23.72%	23.72%

	Electric Power Purchases
Tariff(1)	November	January	February	October 2008	Res.1301	Res. 1	Res. 92/17	Res. 92/17	Res. 603/17	Res. 33/18	Res. 208/18	Res. 25/19	Res. 27/19	Res. 104/19	Res. 262/21	Res. 554/22
	2001	2005	2007		2011(2)	2016	Feb. 2017	Mar. 2017	Dic. 2017	Dic. 2017	Feb. 2018	Feb. 2019	Mar. 2019	May. 2019	Aug. 2021	Nov. 2022
Residential
TIRI (0-300)	21.90%	26.80%	26.80%	26.55%	60.00%	40.65%	44.71%	52.23%	53.20%	58.18%	61.46%	65.86%	62.62%	62.62%	57.07%	67.11%
TIRI2 (301-650)	34.60%	37.80%	37.80%	39.81%	65.91%	55.33%	47.28%	54.23%	55.57%	61.25%	64.15%	68.01%	65.15%	65.15%	59.07%	67.92%
TIR# (651-800)				38.51%	66.15%	56.23%	44.11%	51.61%	53.02%	58.59%	61.81%	66.15%	62.93%	62.93%	56.93%	66.57%
TIR4 (801-900)				38.98%	66.39%	56.81%	41.30%	49.22%	50.68%	56.09%	59.60%	64.35%	60.79%	60.79%	54.88%	65.26%
TIR5 (90-1000)				37.88%	66.37%	56.69%	37.51%	45.86%	47.34%	52.54%	56.39%	61.69%	57.66%	57.66%	52.19%	63.49%
TIR6 (1001-1200)				44.32%	66.51%	54.73%	33.26%	41.81%	43.25%	48.24%	52.42%	58.30%	53.74%	53.74%	48.89%	61.27%
TIR 7 (1201-1400)				43.46%	66.73%	55.47%	29.55%	38.13%	37.96%	39.73%	44.27%	50.96%	44.21%	44.21%	40.78%	55.13%
TIR8 (1401-2800)				44.70%	65.89%	52.88%	25.08%	33.40%	30.27%	31.38%	35.86%	42.85%	37.93%	37.93%	34.20%	50.10%
TIR9 (> 2800)				48.20%	66.88%	55.92%	23.93%	32.15%	30.83%	33.11%	37.64%	44.62%	39.47%	39.47%	34.89%	52.77%

Commercial - small demands
TIG1	19.20%	34.30%	26.50%	25.50%	52.34%	21.11%	20.53%	28.43%	25.50%	28.54%	32.79%	38.90%	33.16%	34.31%	32.37%	53.92%
TIG2	20.70%	43.20%	30.70%	32.04%	58.29%	32.79%	21.42%	29.47%	26.50%	29.63%	33.93%	40.09%	34.40%	35.56%	33.14%	54.60%
TIG3				37.57%	65.12%	48.04%	21.63%	29.71%	26.82%	29.90%	34.22%	40.37%	34.88%	36.03%	33.49%	54.90%

Commercial - medium demand
T2	31.00%	46.40%	38.90%	36.12%	58.15%	29.47%	0.18%	0.29%	30.81%	31.20%	35.62%	42.87%	37.36%	38.38%	36.06%	54.87%

Industrial
T3 low voltage below 300kw	30.10%	47.80%	40.10%	36.32%	58.84%	30.53%	27.44%	36.36%	34.58%	35.04%	39.53%	46.76%	41.35%	42.34%	39.77%	57.60%
T3 low voltage over 300kw	31.80%	49.90%	42.30%	47.14%	62.29%	51.55%	50.58%	50.86%	47.14%	45.33%	52.28%	56.53%	51.96%	52.66%	61.05%	65.59%
T3 medium voltage below 300kw	45.00%	60.30%	54.60%	48.81%	65.73%	43.51%	43.94%	52.24%	50.73%	51.32%	55.02%	60.25%	56.42%	57.16%	53.05%	65.73%
T3 medium volgate over 300kw	47.00%	62.00%	56.80%	56.40%	67.11%	59.77%	61.11%	61.31%	58.87%	57.68%	62.53%	65.28%	62.41%	62.86%	66.93%	69.75%

Average Tariff	31.50%	44.20%	38.90%	39.47%	63.10%	44.38%	33.70%	40.31%	40.58%	42.35%	47.24%	53.30%	48.76%	48.38%	48.20%	60.58%

(1)	T1R1 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is less than or equal to 300 KWh. T1R2 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 300 KWh but less than 650 KWh. TIR3 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 650 KWh but less than 800 KWh. TIR4 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 800 KWh but less than 900 KWh. TIR5 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 900KWh but less than 1,000 KWh TIR6 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,000 KWh but less than 1,200 KWh. TIR7 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,200 KWh but less than 1,400 KWh. TIR8 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,400 KWh but less than 2,800 KWh. TIR9 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 2,800KWh. T1G1 refers to commercial users whose peak capacity demand is less than 10kW and whose bimonthly energy demand is less than or equal to 1600 KWh. T1G2 refers to commercial users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1600 KWh but less than 4,000 KWh. T1G3 refers to commercial users whose peak capacity demand is greater than 4,000 KWh. T2 refers to commercial users whose peak capacity demand is greater than 10 kW but less than 50 KW. T3 refers to users whose peak capacity demand is equal to or greater than 50 kW. The T3 category is applied to high-demand users according to the voltage (tension) at which each user is connected. Low tension is defined as voltage less than or equal to 1 kV and medium tension is defined as voltage greater than 1kV but less than 66 kV.
(2)	On November 7, 2011, the SE issued Resolution No. 1,301/11, which established the summer scheduling, eliminating the Argentine Government grants to certain economic activities, which, in accordance with the provisions of the Resolution, are in conditions to pay the actual cost that needs to be incurred for being supplied with their demand of electricity. The removal of the Argentine Government grants has been extended to residential users, who were classified by geographical areas and type of residence. The modification related only to electricity purchase prices in the Wholesale Electricity Market, for which reason the Company’s VAD (value added for distribution) remained almost unchanged.

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

The following table sets forth the amount of electricity generated in Argentina and our electricity purchases in each of the periods indicated.

Year	Electricity demand in Gwh(1)	Edenor demand in Gwh(2)	Edenor’s demand as % of total demand
2012	131,944	23,933	18.1%
2013	125,162	24,902	19.9%
2014	126,421	24,860	19.7%
2015	131,998	26,322	19.9%
2016	133,111	26,838	20.2%
2017	132,426	25,950	19.6%
2018	132,925	25,906	19.5%
2019	128,880	24,960	19.4%
2020	127,306	25,124	19.7%
2021	133,872	26,373	19.7%
2022	138,755	27,158	19.6%

Source: CAMMESA

(1)	Includes demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia Wholesale Electricity Market, or MEMSP).
(2)	Calculated as electricity purchased by us and our wheeling system users.

In 2022, the demand of electricity amounted to 27,158 GWh, which represented a 3% increase as compared to 2021, whereas the WEM’s demand amounted to 138,755 GWh (+3.6% interannual). The variation in Edenor’s demand was mainly due to temperature, elasticity, the price and the level of the economic activity.

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

Capacity demand

As of December 31, 2022, the electricity demand was covered as follows: 52.6% (thermal), 22.5% (hydro); 6.7% (imports); 5.2% (nuclear) and 13% (renewable).

Having such a significant portion of the demand covered by generation plants, Argentina registered high volume of gas consumption during 2022.

Likewise, demand for installed capacity to deliver electricity generally increases with growth in demand for electricity. The Argentine Government undertook a project to construct two 800 MW thermal generation plants, Central Termoeléctrica Manuel Belgrano and Central Termoeléctrica General San Martín. Construction of these two plants was completed and operations commenced in 2009. The two plants were constructed with funds derived from three sources: net revenues of generators derived from energy sales in the spot market, a special charge to our non-residential users per MWh of energy billed and a specific charge from CAMMESA applicable to large users. In addition to the construction of these two new thermal generation plants, in September 2006 the SE issued Resolution No. 1,281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution aims to create incentives for energy generation plants to meet increasing energy needs. The Government has also required us to finance 24% and Edesur 26%, of the construction costs of two high-tension 220 kV lines between the Central Puerto and Central Costanera generators and the Malaver network, which provide access to an additional 600MW of energy from the Central Puerto and Central Costanera generators that currently cannot be distributed due to saturation of their grids. In May 2012, we finished the construction of the 220kV linking lines of the local generators Central Puerto and Central Costanera with Edenor network, through Malaver substations. This extension pursuant to Resolution No. 1,875/05 of the SE permitted an increase in supply capacity by 600 MW from Central Puerto and Central Costanera generators. In December 2012, the third transformer of 300 MVA-220/132 kV was put into service in Malaver’s substation.

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

During February 2022, through Decree No. 76/2022, the PEN granted Integración Energética Argentina S.A. (IEASA) a concession over the gas pipeline named “Presidente Néstor Kirchner” to be construed and installed connecting Tratayen (Neuquén) to the north of Argentina, which will increase gas production from Vaca Muerta with the aim of exporting more gas to other countries.

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

We seek to maintain a flexible cost base by achieving an optimal level of outsourcing, which allows us to respond more quickly to changes in our market. We had 4,658 employees and contracts with third-party services companies that count with 5,756 employees as of December 31, 2022. See “Item 6. Directors, Senior Management and Employees—Employees.”

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

In line with the foregoing, on June 16, 2022, by means of Executive Order No. 332/2022, the PEN established the rate segmentation system. Subsequently, by means of Resolution No. 467 dated June 27, 2022, the SE, as the regulatory authority, instructed the Undersecretariat of Energy Planning to implement the aforementioned segmentation, which was carried out by means of Directive No. 1 dated June 28, 2022.

Furthermore, on November 14, 2022, by means of Resolution No. 576/2022, the ENRE called a public hearing for January 23, 2023, to make known and hear opinions on the proposals aimed at obtaining a transitional adjustment of the electricity rate, with such public hearing being held in the framework of the RTI renegotiation process and prior to defining the electricity rates to be applied by the concession holders.

In the above-mentioned hearing, the Company stated its position on the imbalances of the electricity rate as compared to that of other concession holders outside the greater Buenos Aires metropolitan area and as compared to other essential services, putting an emphasis on the opportunity to correct these imbalances and committing itself to maintain the level of investments necessary to maintain the operation of the network.

On February 17, 2023, the SE instructed the ENRE to apply to the electricity rates increase in the VAD, stating that the transitional electricity rate adjustment was to take place on or prior to March 1, 2023. Accordingly, on February 28, 2023, by means of Resolution No. 241/2023, the ENRE approved the new electricity rate schedules, applicable as from April 1 and June 1, 2023, with the aim of implementing the increase in the value of the consumers’ bills in two tranches, which representsed an increase in CPD of 107.8% and 73,7% , respectively.

The main consequence of the lack of recognition of additional revenue to face increasing costs as described in the preceding sections has been Edenor’s inability to comply, in due time and in proper form, with payments to CAMMESA for energy purchases in the WEM. Argentina’s National Congress, recognizing this situation, approved within the Federal Government’s budget for fiscal year 2021 the offsetting of such debts through “Special system for the settlement of debts” with CAMMESA as set forth in Section 87 of Law 27,591.

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

On December 29, 2022, and following the guidelines set forth in both the Federal Government’s budget for fiscal year 2021 and 2022, section 87 of Law No. 27,591, Resolution SE No. 40/2021 and Decree No. 88/2022 concerning the “Special system for the settlement of debts”, the Company, the Federal Government, the ENRE and CAMMESA signed the 2022 Agreement pursuant to which the Company recognizes to owe CAMMESA a sum of Ps. 57,159, for the periods from September 2020 to August 2022. Furthermore, the SE recognized a credit in favor of the Company in the amount of Ps. 24,174.

Consequently, once the aforementioned credits have been deducted, the Company agrees to pay a debt of Ps.32,985 million to be paid under a payment plan in 96 progressively increasing installments, with a six-month grace period and at the rate in effect in the WEM, reduced by 50%. The relevant adjustments, as agreed-upon in the agreement, will be added to such amount.

Pursuant to Section 6 of the 2022 Agreement, the granting by the ENRE of an increase in the VAD is a condition precedent to the payment of all the obligations when due; therefore, the Company’s Management believes that the event required in order for the substitution of the debt (novation) to take place did not occur in 2022; accordingly, the impact thereof is not recognized in the fiscal year.

For that reason, the Company recognizes the effects of the Memorandum of Agreement taking into account that the above-mentioned condition gives rise to the deterioration of the total value of the right dependent thereon (lower liabilities); therefore, no impact is recognized until the event occurs.

As regards the credits recognized by the SE, the Company considers them to be vested rights inasmuch as they are not subject to any condition whatsoever and will be implemented by means of credit notes to be issued by CAMMESA; therefore, the Company recognizes the effects in the current fiscal year.

The above-mentioned credits relate to the following concepts:

Concept	Amount (in million)
a) Implementation of policies to benefit the demand (2 bills)	Ps. 9,670
b) Maintenance of electricity rates (1 bill)	Ps. 4,835
c) Investment Plan (0.37 bills)	Ps. 1,802
d) Section 2 Res. 642/22 (1.63 bills)	Ps. 7,867
5 bills	Ps. 24,174

(a) is earmarked exclusively for the regularization of the debt of delinquent users benefited from the policies implemented to benefit the demand, giving priority to those who have benefited from the provisions of Executive Order No. 311/2020, Neighborhood Sports Clubs and Public Welfare Organizations. Consequently, the Company’s trade receivables, whose debt had resulted from delinquency or non-payment during the ASPO or DISPO are compensated for Ps. 4,235 million. Additionally, an amount of Ps. 5,434 million is recognized, as compensation, in the Memorandum of Agreement on the Regularization of Payment Obligations line item of the Statement of Comprehensive Income (Loss).

(b) and (d) have no preferential treatment. They are recognized in the Memorandum of Agreement on the Regularization of Payment Obligations line item of the Statement of Comprehensive Income (Loss), along with the additional amount of Ps. 5,434 million of the preceding paragraph, thus totaling Ps.18,136 million.

(c) relates to the specific Investment Plan carried out by the Company in 2021. In this regard, the Company recognizes a deferred income item for such amount, as provided for by IAS 20 “Government Grants”.

The following table provides a summary of our operations for the years ended December 31, 2022, 2021 and 2020.

Statement of comprehensive income (loss)

	2022	2021	2020
	Ps.	Ps.	Ps.
Revenue (1)	205,835	221,091	268,389
Electric power purchases	(143,228)	(135,966)	(170,264)
Subtotal	62,607	85,125	98,125
Transmission and distribution expenses	(54,917)	(56,708)	(58,387)
Gross margin	7,690	28,417	39,738

Selling expenses	(23,669)	(22,391)	(31,872)
Administrative expenses	(18,052)	(14,505)	(15,730)
Other operating income	10,408	9,431	7,081
Other operating expense	(7,620)	(9,519)	(6,621)
Impairment of property, plant and equipment	—	—	(51,129)
Gain from interest in joint ventures	(6)	4	—
Operating (loss) profit	(31,249)	(8,563)	(58,533)

Agreement on the Regularization of Obligations	18,136	—	—

Financial income	65	127	162
Finance costs	(87,773)	(52,517)	(27,263)
Other finance costs	(1,430)	3,391	(5,555)
Net finance costs	(89,138)	(48,999)	(32,656)

Monetary gain (RECPAM)	99,617	46,440	28,700

(Loss) Profit before taxes	(2,634)	(11,122)	(62,489)

Income tax	(14,834)	(30,455)	10,472

(Loss) Profit for the year	(17,468)	(41,577)	(52,017)

(Loss) Profit for the year attributable to:
Owners of the Company	(17,468)	(41,577)	(52,017)
(Loss) Profit for the year	(17,468)	(41,577)	(52,017)

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Results related to benefit plans	(654)	390	319
Tax effect of actuarial results on benefit plans	229	(137)	(95)
Total other comprehensive results	(425)	253	224

Comprehensive (loss) income for the year attributable to:
Owners of the parent	(17,893)	(41,324)	(51,793)
Comprehensive (loss) profit for the year	(17,893)	(41,324)	(51,793)

Basic and diluted (loss) profit per share:
(Loss) earnings per share (argentine pesos per share)	(19.96)	(47.52)	(59.45)

Basic and diluted (loss) profit per ADS (2):
(Loss) earnings per ADS (argentine pesos per ADS)	(399.2)	(950.4)	(1,189.0)

(1)	Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year.
(2)	Each ADS represents 20 Class B common shares.

Year Ended December 31, 2022 compared with Year Ended December 31, 2021.

Revenue from sales

Revenue from sales decreased by 7%, to Ps.205,835 million for the year ended December 31, 2022, from Ps.221,091 million for the year ended December 31, 2021, mainly due to the insufficient tariff and CPD increase, established by the executive power, partially offset by an increase in energy demand of 3% in GWh.

Electric Power Purchases

The amount of electric power purchases increased by 5%, to Ps.143,228 million for the year ended December 31, 2022, from Ps.135,966 million for the year ended December 31, 2021. This increase was mainly due to the effect of the changes in the seasonal prices but it did not imply an improvement of revenues from the CPD. The energy demand had an increase of 3% in GWh and energy losses a decrease of around 10%, as compared to 2021.

Our volume of electric power purchases for the year ended December 31, 2021 amounted to 27,158 GWh, which represented a 3% increase in demand as compared to 2021.

Energy losses slightly decreased to 15.9% for the year ended December 31, 2022, compared to 17.6% for the year ended December 31, 2021 due to the energy recovery actions carried out by the Company. For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Tariffs—Recognition of Cost of Energy Losses”.

Transmission and Distribution Expenses

Transmission and distribution expenses slightly decreased by 3% to Ps.54,917 million for the year ended December 31, 2022, compared to Ps.56,708 million for the year ended December 31, 2021. This decrease was mainly due to a slight decrease in supplies consumption and fees and remuneration for services.

As a percentage of revenue from sales, transmission and distribution expenses increased to 26.8% for the year ended December 31, 2022, from 25.6% for the year ended December 31, 2021, due to the increase in costs because of inflation, as well as the insufficient tariffs increase.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated.

	Year ended December 31,
	2022		% of 2022 net sales	2021		% of 2021 net sales
Salaries and social security taxes	22,553	41.1%	11.0%	21,995	38.8%	9.9%
Supplies consumption	3,258	5.9%	1.6%	4,410	7.8%	2.0%
Fees and remuneration for services	10,245	18.7%	5.0%	11,361	20.0%	5.1%
Depreciation of property, plant and equipment	14,310	26.1%	7.0%	13,945	24.5%	6.3%
ENRE penalties	2,065	3.8%	1.0%	2,351	4.1%	1.1%
Others	2,486	4.5%	1.2%	2,646	4.8%	1.2%
Total	54,917	100%	26.8%	56,708	100%	25.6%

Gross profit

Our gross profit, including transmission and distribution expenses, decreased to Ps.7,690 million for the year ended December 31, 2022, from Ps.28,417 million for the year ended December 31, 2021. This decrease was mainly due to the insufficient CPD increase, established by the executive power. Although in 2022 the Company’s electricity rate schedules suffered changes, most of them implied only the passing through of the seasonal prices not an improvement of revenues from the CPD, which are still insufficient to cover the increase in operating costs necessary to maintain the level of service in the inflationary state of the Argentine economy.

Selling Expenses

Our selling expenses are related to user services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses increased by 6% to Ps.23,669 million for the year ended December 31, 2022, from Ps.22,391 million for the year ended December 31, 2021. This increase of Ps.1,278 million was mainly due to an increase in marketing expenses and ENRE penalties, due to the start of a new advertising campaign to promote energy care and the update of the accrued liability of fines and penalties for the new values of kWh according to the tariff increases; partially offset by a decrease in the allowance for the impairment of trade and other receivables, due to the recovery of collections after the covid pandemic.

Selling expenses represented 11.5% and 10% of net sales in the years ended December 31, 2022 and 2021, respectively, due to the increase in selling expenses in 2022, as described in the previous paragraph.

The following table sets forth the principal components of our selling expenses for the years indicated.

	Year ended December 31,
			% of 2022			% of 2021
	2022		net sales	2021		net sales
Salaries and social security taxes	3,373	14.3%	1.6%	3,500	16%	1.6%
Allowance for the impairment of trade and other receivables	2,199	9.3%	1.1%	3,822	17.1%	1.7%
Depreciation of property, plant and equipment	2,133	9.0%	1.0%	2,078	9.3%	0.9%
Fees and remuneration for services	5,740	24.3%	2.8%	6,048	27.0%	2.7%
ENRE penalties	2,803	11.8%	1.4%	1,631	7.3%	0.7%
Taxes and charges	3,228	13.6%	1.6%	3,411	15.1%	1.5%
Public relations and marketing	1,896	8.0%	0.9%	226	0.9%	0.1%
Others	2,297	9.6%	1.1%	1,675	7.5%	0.8%
Total	23,669	100%	11.5%	22,391	100%	10.0%

Administrative Expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation third-party services and taxes.

Administrative expenses increased by 24%, to Ps.18,052 million for the year ended December 31, 2022, from Ps.14,505 million for the year ended December 31, 2021. This increase was mainly due to an increase in salaries and social security taxes and in fees and remuneration for services.

As a percentage of revenue from sales, administrative expenses increased to 8.8% for the year ended December 31, 2022, from 6.6% for the year ended December 31, 2021, due to the increase in administrative expenses in 2022, as described in the previous paragraph.

The following are the principal components of our administrative expenses for the years indicated.

	Year ended December 31,
			% of 2022			% of 2021
	2022		net sales	2021		net sales
Salaries and social security taxes	6,805	37.7%	3.3%	4,969	34.3%	2.2%
Leases and insurance	1,125	6.2%	0.5%	996	6.9%	0.5%
Fees and remuneration for services	6,640	36.8%	3.2%	5,038	34.7%	2.3%
Depreciation of right-of-use asset	723	4.0%	0.4%	625	4.3%	0.3%
Depreciation of property, plants and equipments	1,750	9.8%	0.9%	1,705	11.8%	0.8%
Supplies consumption	329	1.8%	0.2%	414	2.9%	0.2%
Others	680	3.7%	0.3%	758	5.1%	0.3%
Total	18,052	100%	8.8%	14,505	100%	6.6%

Other operating (expenses) income

Other operating (expenses) income include provision for contingencies and debit and credit tax. Other operating (expenses) income, decreased from a net loss of Ps.88 million for the year ended December 31, 2021 to a net income of Ps.2,788 million for the year ended December 31, 2022. The decrease was mainly due to the recognition of the recovery of allowance for the impairment of trade receivables - Agreement on the Regularization of Obligations, related to the compensation of account receivables whose debt had been originated by default or non-payment during the ASPO or DISPO; a decrease in gratifications for services; partially offset by a decrease in income from construction plan from framework agreement.

Operating Loss

Our operating loss increased from Ps.8,563 million for the year ended December 31, 2021 to Ps.13,113 million for the year ended December 31, 2022, mainly due to an decrease in gross margin and in operating cost, as explained above, partially offset by the recognition of the credits related to the Agreement on Regularization of Payment Obligations – Debt for the purchase of energy in the WEM. Gross margin in 2022 and 2021, including transmission and distribution expenses, was 4% and 13%, respectively

Net Finance Costs

Net finance costs totaled Ps.89,138 million for the year ended December 31, 2022, compared to Ps.48,999 million for the year ended December 31, 2021. This increase in the net loss is mainly due to the increase of Ps. 31,281 million in commercial interests due to the debt that Edenor maintains with CAMMESA as a result of financial difficulties to meet operating costs, and the increase in interests related to the update of the amounts of “penalties to be used for investments”.

Income Tax

Our income tax showed a loss of Ps.14,834 million in the year ended December 31, 2022, compared to a loss of Ps.30,455 million for the year ended December 31, 2021. This decrease was mainly due to the adjustment of the deferred tax liability of property, plant and equipment in the deferred tax loss, due to the change in income tax rates from an average rate between 25% and 27% to one of 35% in 2021 of Ps. 14,557 million, the deferred income tax assets generated by the tax loss carry forward recorded by the Company in 2022 of Ps. 16,541 million and the loss generated by the tax inflation adjustment liability of Ps. 13,519 million in 2022.

Loss for the year

We recorded a loss of Ps.17,468 million for the year ended December 31, 2022, compared to a loss of Ps.41,577 million for the year ended December 31, 2021. This is mainly due to the impact of the result from exposure to inflation of the Company's monetary liabilities; to the recognition of the credits granted within the framework of the Agreement on Regularization of Payment Obligations, signed on December 29 between the Company, the National State, the ENRE and CAMMESA; and the lower impact on the loss of the year of the income tax, due to the impact in fiscal year 2021 of the adjustment in the deferred liability of fixed assets, due to the change in the income tax rate and the deferred income tax assets generated by the tax loss carry forward recorded by the Company in 2022.

For information about prior year discussion, please see our annual report as of December 31, 2021.

Liquidity and capital resources

Sources and Uses of Funds

In the last few fiscal years, the Company recorded negative working capital, mainly as a consequence of the insufficient adjustments of the electricity rate since February 2019 -which did not comply with the terms agreed upon in the last RTI-, and the constant increase of both the operating costs and the costs of the investments necessary to maintain the quality of the service; all this in addition to the inflationary context in which the Argentine economy has been since mid-2018.

Although in 2021 and 2022 the values of the Company’s electricity rate schedules suffered changes, they are insufficient to cover the economic and financial needs of the Distribution Company in a context of growing inflation, with the annual rate close to 100%, inasmuch as most of them, implied only the passing through of the seasonal prices without improving revenues from the CPD. Nevertheless, and in spite of the aforementioned context with constant increases in operating costs, the investments necessary, both for the operation of the network and for maintaining and even improving the quality of the service, have been made.

The economic activity showed some recovery after the effect caused by the COVID-19 pandemic; however, the country’s macroeconomic situation with the increase in the rate of inflation, the widening of the gap between the official dollar exchange rate and the dollar exchange rate quoted in financial or free markets, and the consequences of the agreement with the International Monetary Fund make it difficult to envisage a clear-cut trend of the economy in the short term.

This complex and vulnerable economic context is aggravated by the currency restrictions imposed by the BCRA pursuant to which the BCRA’s prior authorization is required for certain transactions, such as the Company’s transactions associated with the payment of imports of goods that are necessary for the provision of the service and the payments to service the financial debt.

As a consequence, the Company witnessed an even greater deterioration of the economic and financial As a consequence of the described context, the Company witnessed an even greater deterioration of its economic and financial equation due to the long overdue adjustment of rates, the impossibility of taking legal action to enforce payment of debts for electricity consumed but not paid, and the increase in costs on the Company’s operating structure and supplies. Therefore, it became necessary to partially postpone payments to CAMMESA for energy purchased in the WEM as from the maturities taking place in March 2020; payment obligations which were partially regularized, but As of December 31,2022 accumulated a past due principal balance of Ps. 63,689 millions plus interest and charges for Ps. 79,640 millions (excluding the effects of the debt compensated under the 2022 Agreement).

On December 29, 2022, we have reached into an agreement with the Argentine Government to cover our debt with Cammesa as of August 2002 (the “2022 Agreement”). Under the 2022 Agreement , the Company recognised an accumulated debt as of August 31, 2022, of $ 57,159 million and the Argentine Government also recognised a credit in favor of the Company which amounts to Ps. 24,174, (Consequently, once the aforementioned credits have been deducted, the Company agrees to pay a debt of Ps.32,985 million to be paid under a payment plan in 96 progressively increasing installments, with a six-month grace period and at the rate in effect in the WEM, reduced by 50% (i.e. as of December 2022; 41,47% on an annual basis).

Lastly, under the 2022 Agreement the Company acknowledged and accepted to pay 100% of commercial debt with CAMMESA since March 2023.

Despite the previously detailed situation, it is worth pointing out that, in general terms, the quality of the electricity distribution service has been improved, both in duration and frequency of power cuts. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the demand, the Company continues to analyze different measures aimed at mitigating the negative effects of this situation on its financial structure, such as the already adopted one related to the restructuring of its financial debt, the signing of the Memorandum of Agreement on the Regularization of Payment Obligations, and the recent electricity rate adjustment provided for by the previously mentioned ENRE Resolution, thus minimizing the impact on the sources of employment, the execution of the investment plan, and the carrying out of the essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and reliability.

Due to that which has been previously described, the Board of Directors concluded that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about edenor’s ability to continue as a going concern, which may result in the Company’s being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs.

On March 1, 2023, Resolution ENRE N° 241/2023 authorized an increase of 107,8% and 73,7% of VAD as from April and June, respectively.

Although such amount became an important recognition to Edenor, it is not sufficient to cover its costs and no assurance can be given that we may raise the funds necessary pay all commercial debt with CAMMESA.

Due to the aforementioned, and once the credit recognized by the Argentine Government is effectively performed during 2023, the Company believes that it will continue to operate as a going concern,inasmuch as this Distribution Company has historically been provided with transitional solutions that have made it possible to partially restore the economic and financial equation and ensure the operation of its distribution networks, due to the essential service its provides.

Our principal uses of cash are expected to be operating costs, the servicing of our financial debt and our investment plan. We are subject to limitations on our ability to incur new debt under the terms of our debt instruments so we cannot assure that we will be able to obtain additional financing on acceptable terms (see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt”). As of December 31, 2022 and 2021, our cash and cash equivalents amounted to Ps.6,179 million and Ps.12,821 million, respectively. We generally invest our cash in a range of instruments, including sovereign debt, corporate debt securities and other securities. The table below reflects our cash and cash equivalents position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	Year ended December 31
	2022	2021	2020
Cash and cash equivalents at beginning of year	6,179	12,821	12,802
Net cash flows provided by operating activities	35,426	41,586	50,936
Net cash flows used in investing activities (*)	(37,360)	(49,760)	(36,596)
Net cash flows (used in) generated by financing activities	(4,762)	(2,801)	(18,082)
Result from exposure to inflation (*)	(26)	(8)	1,061
Financial results in cash and cash equivalents (*)	2,173	4,341	2,700
Cash and cash equivalents at the end of year (*)	1,630	6,179	12,821

(*)The figures presented in this statement of cash flows as of December 31, 2021 and 2020 have been revised. Based on their nature, certain amounts that were previously disclosed as financial assets at fair value through profit or loss were reclassified to cash equivalents. The impact of these changes is considered non-material.

Net Cash flows provided by operating activities

Net cash flows provided by operating activities decreased by 15% to Ps.35,426 million in the year ended December 31, 2022, from Ps.41,586 million in the year ended December 31, 2021.

The levels of the cash flows provided by operating activities have remained without significant variations compared to the previous year, due to the fact that were no material economic events that have implied substantial changes in the operation from which the company obtains its cash flows.

Changes in net cash flows provided by operating activities were primarily due to an increase in trade payables of Ps.26,319 million due to an increase in the commercial debt with CAMMESA, partially offset by a decrease in income tax of Ps.15,621 million due to de tax loss carry forward recorded in 2022.

Net cash flows provided by operating activities decreased by 18% to Ps.41,586 million in the year ended December 31, 2022, from Ps.50,936 million in the year ended December 31, 2021.

Changes in net cash flows provided by operating activities were primarily due to a decrease of Ps.3,563 million in tax liabilities and a decrease in deferred revenue of Ps. 3,175 million.

Net Cash flows used in investing activities

Net cash flows used in investing activities decreased by 25% to Ps.37,360 million in the year ended December 31, 2022, compared to Ps.49,760 million in the year ended December 31, 2021.

Changes in net cash flows used in investing activities in 2022 were primarily due to a decrease in purchases of mutual funds and government bonds of Ps. 15,607 million partially offset by an increase in payments of property, plants and equipments of Ps.3,040 million.

Net cash flows used in investing activities increased by 36% to Ps.49,760 million in the year ended December 31, 2021, compared to Ps.36,596 million in the year ended December 31, 2020.

Changes in net cash flows used in investing activities in 2021 were primarily due to a increase in purchases of mutual funds and government bonds of Ps. 13,298 million.

Net Cash flows used in financing activities

Net cash flows used in financing activities increased to Ps.4,762 million in the year ended December 31, 2022, compared to Ps.2,801 million in the year ended December 31, 2021, mainly due to a increase in the payment of corporate notes.

Net cash flows used in financing activities decreased to Ps.2,801 million in the year ended December 31, 2021, compared to Ps.18,082 million in the year ended December 31, 2020, mainly due to a decrease in the repayment of corporate notes.

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

Our capital expenditures consist of net cash used in investing activities during a specified period plus supplies purchased in prior periods and used in such specified period. The following table sets forth our actual capital expenditures:

	Year ended December 31,
	2022	2021
	(Figures in millions)
HV Network structure	7,059	5,337
MV Network structure	3,763	2,704
LV Network structure	6,368	5,189
Network improvements	12,819	13,178
Buildings, software, furniture, tools and equipment	3,891	5,238
Total	33,900	31,646

Investments made in 2022 amounted to Ps.33,900 million . The execution of investment projects was given priority over any other disbursements as a way to maintaining the provision of the public service, object of the concession, under reliable conditions

In order to meet the demand, improve the quality of the service, and reduce non-technical losses, the majority of the investments were earmarked for the increase of capacity, the installation of remote control equipment in the medium-voltage network, the connection of new electricity supplies, and the installation of self-administered energy meters. All the investments are made prioritizing environment protection and public safety.

Debt

On October 25, 2010, we issued Senior Notes due 2022 with a face value of U.S.$230.3 million, of which U.S.$140 million were subscribed under a cash offer and U.S.$90.3 million were exchanged, as a result of an exchange offer, for Senior Notes due 2017, paying in cash U.S.$9.5 million plus accrued unpaid interest on those Senior Notes due 2017.

The Senior Notes due 2022 had a 12-year maturity and were issued at par, with interest accruing from the date of issuance at a fixed rate of 9.75% and payable semi-annually on October 25 and April 25 of each year, with the first interest payment on April 25, 2011.

On July 16, 2021, we launched a consent solicitation from holders of the 2022 Notes to waive compliance with Section 10.3 of the Indenture (requiring us to offer to repurchase any and all of the 2022 Notes) in connection with the Acquisition. The consent solicitation was successfully consummated on June 30, 2021

-	Issuance of New Class No. 1 Senior Notes due in 2025 in exchange for Class No. 9 Corporate Notes due in 2022

On April 6, 2022, the Annual General Meeting approved the updating of the Global Simple Corporate Notes Issuance Program for a maximum amount outstanding at any time of up to U.S.$750,000,000 (or its equivalent in any other currency).

In this regard, the Company’s Board of Directors, at its meeting held in April 6, 2022, approved the launching of a consent solicitation to restructure the financial debt by exchanging the Company’s Class No. 9 Corporate Notes due October 25, 2022 for Senior Notes 2025.

Consequently, on April 12, 2022, the Company launched its offer to exchange the Class No. 9 Corporate Notes issued by the Company maturing on October 25, 2022 at a fixed nominal annual interest rate of 9.75% for a nominal value outstanding of U.S.$ 98,057,000 for New Class N 1 Senior Notes, denominated and payable in United States dollars, at a fixed nominal annual interest rate of 9.75%, due in 2025 (the “Exchange Offer”).

The Senior Notes 2025 comply with the “Guidelines for the issuance of social, green and sustainable securities in Argentina” included in Appendix III to Chapter I, Title VI of the CNV’s Regulations and in the BYMA’s Guide to Social, Green and Sustainable Bonds for the purpose of having them listed on BYMA’s Social, Green and Sustainable Bonds Panel.

The principal on the Senior Notes 2025 are repaid in a lump sum on August 5, 2025. Furthermore, they accrue interest at a fixed nominal annual rate of 9.75%, payable semi-annually in arrears on August 5 and November 12 of each year, commencing on November 12, 2022.

The Senior Notes 2025 were issued in accordance with the Indenture, which contains a number of negative covenants that limit edenor’s ability to, among other things:

- create or permit liens on its property or assets;

- incur indebtedness;

- sell its assets;

- carry out transactions with affiliates or shareholders;

- make certain payments (including, but not limited to, dividends, purchases of edenor’s common shares or payments on subordinated debt); and

- enter into merger transactions, unless they meet certain criteria.

Many of the negative covenants set forth in the Senior Notes 2025 Indenture will be suspended if (i) Edenor attains an Investment Grade rating on its long term debt, or; (ii) the leverage ratio is equal to or lower than 3.0. If edenor subsequently loses its investment grade rating or its leverage ratio is greater than 3.0, as applicable, the suspended negative covenants will again be applicable. The suspended negative covenants will not, however, be of any effect with regard to the actions of edenor taken during the suspension of the covenants.

Finally, on May 12, 2022 the Company approved the issuance and placement under the exchange offer, as set forth in the Supplement to the Exchange Offer Memorandum dated April 12, 2022. The Corporate Notes will be subscribed in accordance with the Tender Orders received, based on the following options:

The Exchange Offer resulted in 73.25% acceptance, equivalent to U.S.$71,826,000 (with the above-mentioned due date remaining in effect for 26.75%, i.e. U.S.$26,231,000); accordingly, a total of U.S.$52,706,268, relating to: i) Tender Orders submitted under Option A for U.S.$ 41,699,000 plus a recognized additional for U.S.$2,084,950, i.e. U.S.$43,783,950, and ii) Tender Orders submitted under Option B for U.S.$ 30,127,000 plus a recognized additional for U.S.$ 343,118, i.e. U.S.$ 30,470,118, after deducting the Pro-rata Cash Consideration of Option B received by each Eligible Holder of said option for U.S.$ 21,547,800, has been restructured.

Additionally, interest paid in cash from the last payment date up to and including the Settlement Date has amounted to a total of U.S.$ 329,573.

An amount Ps. 300 (U.S.$ 2,428,068) has been recorded in the Other financial results account as recognized additional to Eligible Holders that submitted their Tender Orders. Furthermore, an amount of Ps. 258 million has been disbursed as issuance expenses of the Senior Notes 2025.

- Issuance of New Class No. 2 Corporate Notes due in 2024

On August 5, 2022, the Company’s Board of Directors approved the terms of issue of New Class No. 2 Corporate Notes at a fixed nominal annual interest rate of 9.75%, due in 2024, to be issued for a nominal value of up to U.S.$ 30,000,000, in the framework of the Global Simple Corporate Notes Issuance Program.

The principal on the New Corporate Notes will be repaid in a lump sum on November 22, 2024. Furthermore, they will accrue interest at a fixed nominal annual rate of 9.75%, payable semi-annually in arrears on May 22 and November 22 of each year, commencing on November 22, 2022.

On September 22, 2022, upon the expiration of the Tender Period of Class No. 2 Corporate Notes, the Company approved the issuance and placement of the New Corporate Notes for U.S.$ 30,000,000, as set forth in the Prospectus Supplement dated September 14, 2022.

- Reopening of the exchange offer

On September 23, 2022, the Company approved the reopening of the Exchange Offer for a nominal value outstanding of U.S.$ 24,645,000 (as a consequence of both the first results of the exchange offer and the settlement of the Corporate Notes held by the Company mentioned in Note 25) for Additionall Senior Notes 2025.

On October 24, 2022, the Company approved the issuance and placement under the Exchange Offer, as set forth in the Supplement to the Exchange Offer Memorandum dated September 23, 2022. The Additionall Senior Notes 2025.will be subscribed in accordance with the Tender Orders received.

The Eligible Holders who validly submitted a Tender Order were eligible to receive, for each U.S.$ 1,000 principal amount of Class N°9 Notes, the Additional Senior Notes 2025 Consideration consisting of U.S.$630 principal amount of Additional Senior Notes 2025, plus a Cash Consideration of U.S.$400.

The reopening of the Exchange Offer resulted in 16.35% acceptance, equivalent to U.S.$4,029,000 (with the above-mentioned due date remaining in effect for 83.65%, i.e. U.S.$20,616,000); accordingly, a total of U.S.$2,538,270, relating to Tender Orders submitted for U.S.$2,417,000 plus a recognized additional for U.S.$120,870. Furthermore, each Eligible Holders have received the Cash Consideration for U.S.$1,611,600.

Additionally, interest paid in cash from the last payment date up to and including the Settlement Date has amounted to a total of U.S.$83,956.

On October 25, 2022, the Company made payment to the Holders of Class No. 9 Corporate Notes who did not participate in the exchange offers made by the Company, for an amount of U.S.$20,616,000, along with the final scheduled interest payment.

The Company’s Corporate Note’s debt structure, based on the Tender Orders received, the issuance of the New Corporate Notes and the repayment of Class No. 9 Corporate Notes, would be comprised of as follows:

Corporate Notes	Class	Debt structure at 12/31/2021 and 2020	Debt structure at 12/31/2022
Fixed rate par note - Maturity 2022	9	98,057,000	-
Fixed rate par note - Maturity 2024	2	-	30,000,000
Fixed rate par note - Maturity 2025	1	-	55,244,538
Total		98,057,000	85,244,538

(*) In United States dollars (U.S.$).

As of December 31, 2022, an amount of Ps. 449 million (U.S.$2,548,938) has been recognized in the Other finance income (costs) account as additional recognized to Eligible Holders who submitted their Tender Orders.

Furthermore, an amount of Ps. 565 million has been disbursed as issuance expenses of the New Class No. 1 and Class No. 2 Corporate Notes.

Moreover, on February 10, 2023, the Company’s Board of Directors approved the terms of a new issue of Class No. 2 Additional Corporate Notes, to be issued for a nominal value of up to U.S.$30,000,000, in the framework of the Global Simple Corporate Notes Issuance Program.

On March 7, 2023, upon the expiration of the Tender Period of Class No. 2 Additional Corporate Notes, the Company approved the issuance and placement of the Additional Corporate Notes for U.S.$30,000,000, as set forth in the Prospectus Supplement dated February 28, 2023

Derivatives Contracts

Management of derivative financial instruments

In 2022, with the aim of hedging the currency risk associated with the payment of our and Senior Notes due 2022 we entered into futures contracts to buy U.S. Dollars.

As of December 31, 2022, the economic impact of the transactions carried out in those fiscal years resulted in losses of Ps.173 million, which are recorded in the “Other finance costs” account of the Statement of Comprehensive (Loss) Income.

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

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2022.

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

As of December 31, 2022, total accrued fines and penalties imposed on us amounted to Ps. 23,032 million, of which Ps. 22,079 million (including accrued interest) corresponded to penalties accrued but not yet imposed on us and Ps. 953 million (including accrued interest) correspond to penalties imposed on us but not yet paid.

Corporate Notes programs

The relevant information of our corporate notes program is detailed below (debt issued in U.S. Dollars):

Corporate Notes	Class	Debt structure at 12/31/2021 and 2020	Debt structure at 12/31/2022
Fixed rate par note - Maturity 2022	9	98,057,000	-
Fixed rate par note - Maturity 2024	2	-	30,000,000
Fixed rate par note - Maturity 2025	1	-	55,244,538
Total		98,057,000	85,244,538

Item 6.	Directors, Senior Management and Employees

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

The Ordinary and Extraordinary Shareholders’ Meeting held on April 6, 2022 appointed the members and alternate members of the Board of Directors for fiscal year 2022.

Furthermore, the Special-purpose Class B and Class C Shareholders’ Meeting, held on November 2, 2022, appointed the new directors in place of the resigning directors Maximiliano Ramírez, Paula Platini, Agustín Lodola, and Pablo Salinas. Subsequently, on November 7, 2022 Santiago Fraschina resigned to his position on the board.

The Board of Directors’ composition at the date of issuance of this annual report is as follows:

Name	Class	Position	Year of appointment
Bleasdale Neil Arthur	A	Chairman	2022
Macek Esteban Gabriel*	A	Vice-chairman / Independent	2022
Mallo Huergo Ricardo Nicolás	A	Regular	2022
Vila Eduardo Marcelo	A	Regular	2022
Volosin Edgardo Alberto	A	Regular	2022
Zin Federico Claudio*	A	Regular / Independent	2022
Vacant	A		2022
Ferrera Hernán	B & C	Regular / Independent	2022
D´Angelo Campos Federico Alejandro*	B & C	Regular / Independent	2022
Bernal Federico	B & C	Regular / Independent	2022
Gobbo Lucas	B & C	Regular / Independent	2022
Vacant	B & C		2022
Quevedo Victor Hugo	A	Alternate	2022
Cuneo Libarona Mariano	A	Alternate	2022
Pino Diego Hernán	A	Alternate	2022
Álvarez Sebastián	A	Alternate	2022
Grieco María Teresa	A	Alternate /Independent	2022
Mazer Pedro Iván	A	Alternate /Independent	2022
Maletta Mirta Silvia	A	Alternate /Independent	2022
Núñez Nicolás	B & C	Alternate /Independent	2022
Tolone Soledad Marisol	B & C	Alternate /Independent	2022
Bevilacqua Flavia Vanesa	B & C	Alternate /Independent	2022
Gallino Guido Agustín	B y C	Alternate /Independent	2022
Vergara Guarnizo Luis Ángelo	B & C	Alternate /Independent	2022

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

Hernán Ferrera was born in October 1959. He holds a degree in Sociology from the University of Buenos Aires and a degree in Electrical Engineering from Technical School No. 9 Ingeniero Luis Huergo. He has more than 10 years of experience in various technical areas, among which he has been in charge of operational management, purchasing and logistics, as well as the implementation and parameterization of different computer supports with vast experience in the systematization of methodology for ISO 9002. He has also been involved in undergraduate and postgraduate teaching at several universities.

Federico Alejandro D’Angelo Campos was born on July 6, 1982. He is a lawyer graduated from the University of Morón. Since 2020, he has developed activities in the public sector as Director of Investment and Operations Control of the ANSES Sustainability Guarantee Fund. Likewise, he has worked as Advisor to the Decentralized Administration Directorate at ANSES, since 2017. Previously, he was Director of the Directorate of Services and Supplies of the General Directorate of Operations of ANSES. He has been Councilor and Vice President of the Honorable Deliberative Council of Quilmes since 2017.

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

Lucas Gobbo was born on August 28, 1993. He has a degree in Economics from the University of Buenos Aires (UBA) and a specialization in Finance (UNQ). He is a professor and researcher at the National University of Avellaneda (UNDAV) and he has experience in the private and public sectors. He is currently director of Planning and Evaluation at ANSES and is part of the boards of La Anónima and Edenor.

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

Nicolás Nuñez was born on December 3, 1991. He has a degree in Economics from the University of Buenos Aires and is a candidate for a Master's degree in Finance from the Torcuato di Tella University in Buenos Aires. He specializes in the financial sector as a driver of development from the public sector. He has been working in the public sector since 2011, and is currently working as an analyst economic and financial in the ANSES Sustainability Guarantee Fund, where he entered in 2018. He also fulfills the role of alternate director at Transportadora Gas del Sur and Naturgy Ban.

Soledad Marisol Talone was born on July 6, 1981. She is a lawyer specializing in private law from the University of Buenos Aires. He currently works as a Professional Supervisor and Advisor to the Operations Executive Sub-Directorate of the ANSES Sustainability Guarantee Fund. Since 2020, she has performed various tasks in said fund.

Flavia Vanesa Bevilacqua was born on July 30, 1984. She is a lawyer graduated from the Pontificia Universidad Católica Argentina, Master in Business Economic Law from the UCA. She currently works as Coordinator of the Production, Industry and Services Sector of the General Directorate of Strategic Management and Corporate Affairs of the Executive Sub-directorate of Operation of the Sustainability Guarantee Fund of ANSES.

Guido Agustín Gallino He is a Lawyer graduated from the Univerity of Buenos Aires. He currently works as Coordinator of Monitoring and Corporate Management of the Financial and Diversified Sector of the Sustainability Guarantee Fund of ANSES.

Luis Angelo Vergara Guarnizo is a candidate for economist at the National University of Avellaneda (UNDAV). He works as Financial Analyst for Monitoring and Corporate Management of the Financial and Diversified Sector of the Sustainability Guarantee Fund of ANSES.

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

Our Board of Directors has not designated a Remuneration Committee and has delegated to the Human Resources Department the approval of the general policy on the remuneration of the Company’s employees, as well as the responsibility of proposing options and subsequently implementing the specific decisions and policies on these issues. Due to the fact that he is a related party, our Chief Executive Officer’s remuneration has been approved by the Audit Committee and our Board of Directors. The aggregate remuneration paid to the members and alternate members of our Board of Directors, the members and alternate members of our supervisory committee and our senior management during 2022 was Ps.60.2 million, Ps.7.1 million and Ps.914 million at nominal currency, respectively.

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

Executive Committee

On October 4, 2007, our Board of Directors created an Executive Committee, as contemplated by our by-laws and Argentine Law No. 19,550 (Commercial Companies Law), and delegated to the Executive Committee the authority to take certain actions on behalf of the board. The Executive Committee complements the work of the board by performing certain day-to-day tasks required to oversee our activity. By creating an Executive Committee, the board sought to increase the efficiency of our management. The Executive Committee is composed by Neil Arthur Bleasdale, Edgardo Alberto Volosin and Eduardo Marcelo Vila.

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

•	monitoring our internal control, administrative and accounting systems;
•	supervising the application of our risk management policies;
•	providing the market adequate information regarding conflicts of interests that may arise between our company and our directors or controlling shareholders;
•	rendering opinions on relevant transactions with related parties;
•	supervising and reporting to regulatory authorities the existence of any kind of conflict of interest;
•	supervising external audit and evaluating their independence, plans and performance;
•	evaluating plans and performance of the internal audit,
•	supervising the operations of the complaints channel.

As of the date of this report the members of our audit committee were:

Name	Position	Class electing member
Macek Esteban Gabriel (1)	Chairman	Class A
Zin Federico Claudio (1)	Member	Class A
D´Angelo Campos Federico (1)	Member	Class B/C

(1) Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934.

Senior Management

The following table sets forth information regarding our senior management, as of the date of this annual report:

Name	Current Position
Neil Arthur Bleasdale	Chairman and Chief Executive Officer
Fabiana Colombo	Director of Supply, Services and Logistics
Miguel Farrell	Technical Director
Ignacio Letemendia	Director of Human Resources (2)
Ricardo Luttini	Internal Audit (1)
Pablo Perez	Director of Operations and Customer Services
Diego Poggetti	Director of Information Technology and Telecommunications
Germán Ranftl	Chief Financial Officer
María José Van Morlegan	Director of Legal and Regulatory Affairs
Edagrdo Volosin	Executive Director

(1) Internal Audit participates in the Operating Committee with voice, but without vote
(2) As of February 1, 2023, Diego Poggetti assumed replacing Crisitina Canzani

Fabiana Colombo is a former CFO of Grupo América. Fabiana is an accountant, graduated from the University of Buenos Aires and has a certification in e-commerce finance from UCEMA and a degree from an executive program in corporate finance. She has specialized in administration and finance, budgeting, management and control. She has vast experience in finance, information and communication technologies, network deployment, audiovisual media and electronic commerce.

Miguel Farrel is an electrical engineer graduated from the University of Buenos Aires, with a master's degree in business administration from USAL-DEUSTO. He joined the Company in 1994 and he has hold various positions, such as NEXUS project deputy manager and preventive maintenance deputy manager. He has been a planning and technical control manager since 2016.

Ignacio Letemendia Ignacio has a degree in Business Administration from the University of Buenos Aires. He did a BA in Economics at the University of Illinois, USA (1990), a master’s in human resources at IDEA (1995) and a Finance Executive program (2012). Since 1995, he has been the Director of Human Resources in different companies, such as: Gillette Argentina, YPF S.A, Maxus Energy Corporation Repsol YPF, Serono, Biosidus, Merck Serono, Belgrano Carga S.A; MetroGas S.A..

Ricardo Luttini is an accountant graduated from the University of Belgrano in 1986. He has worked at Axion Energy Argentina and at Telecom Argentina as audit director. In addition, he has served as business control and audit manager at La Caja de Ahorro y Seguro, general manager at Banco Caja de Ahorro, and manager of accounting, management control and internal audit at Banco Mercantil Argentino.

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

Diego Poggetti, Diego is an Information Systems Engineer from the National Technological University of Buenos Aires, has a specialization in Digital Business and is passionate about technology, innovation and cultural transformation. Previously he was CIO and CDO of Grupo América, he has vast experience leading technology teams and digital transformation processes.

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

María José Van Morlegan graduated as a lawyer from the Universidad Católica Argentina and obtained a Master Degree and an MBA from IAE. She has extensive experience working at major law firms and managerial roles in financial and advisory entities by working for major companies. She has spent 12 years in the banking sector, serving as counsel to the Chairman of Banco Macro. She has also served during 3 years as CLO of the FGS. She is a Director of CAMMESA and also member of the supervisory committe of Caja de Valores S.A. and BYMA.

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

The members and alternate members of our supervisory committee as of December 31. 2022 were:

Name	Position	Class	Year of appointment
Carlos Esteban Cvitanich (1)	Chairman	A	2022
Javier Errecondo (1)	Regular	A	2022
Jorge Roberto Pardo (1)	Regular	B&C	2022
Carlos Borgatello (1)	Alternate	A	2022
Marcos Ambrosio Romero Carranza (1)	Alternate	A	2022
Sandra Auditore (1)	Alternate	B&C	2022

(1)	Independent under Argentine law.

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

Romero Carranza Marcos Amobrosio is a lawyer, graduated from the University of Buenos Aires (UBA) in 1990. He has specialized in areas related to maritime and land transportation, ports, banks, insurance, retail and basic industries, and advised companies and individuals related to these areas. He has been a member of several boards of directors of companies in Argentina with executive functions in legal and institutional areas. Since 2008, he has been a member of the law firm Romero Carranza, Rufino y Monsegur Abogados.

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

Employees

Edenor had 4,658 employees as of December 31, 2022, 4,688 employees as of December 31, 2021 and 4,776 employees as of December 31, 2020.

As of December 31, 2022, approximately 80% of our full-time employees were subject to two collective bargaining agreements.

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

The wage agreement signed on March 30, 2022 and effective until February 28, 2023 continues to be currently in effect. Such agreement was supplemented by the memoranda of agreement entered into on July 11, 2022, July 26, 2022, and August 23, 2022.

At the date of issuance of this annual report, there is no certainty about future collective bargaining agreements.

We outsource a number of activities related to our business to third party contractors in order to achieve a lower and more flexible cost base, so as not to oversize our structure following works and investments plans that change from year to year and to provide us with the ability to respond more quickly to changes in our market. We have contracts with third-party service companies that together employed a total of 5,756 employees as of December 31, 2022, 5,877 employees as of December 31, 2021 and 5,977 employees as of December 31, 2020. Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that, if conflicted, contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liabilities between the contractor and the entity to which it is supplying services under certain circumstances. As of December 31, 2022, 2021 and 2020, termination complaints amounted to Ps.2,631.8 million, Ps.3,316.4 million and Ps.2,561.9 million, respectively.

Share Ownership

None of the members of our Board of Directors, our audit committee or our senior management beneficially own any shares of our capital stock. See “Item 7. Major Shareholders and Related Party Transactions.”

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth information relating to the ownership of our common shares as of the date of this annual report.

Shareholders (1)	Class A	Class B	Class C	% of capital stock	% of the Class
Edelcos (2)	462,292,111	-	-	51.00%	100.00%
Treasury shares	-	30,994,291	-	3.43%	7.01%
FGS ANSES	-	242,999,553	-	26.81%	54.95%
Floating	-	168,216,541	-	18.56%	38.04%
PPP (3)	-	-	1,952,604	0.21%	100.00%
Total per class	462,292,111	442,210,385	1,952,604	100.00%	100.00%
Total capital stock			906,455,100

(1)	Each class of shares entitles holders to one vote per share.
(2)	All of our Class A common shares have been pledged to the Argentine Government to secure our obligations under our concession and cannot be transferred without the prior approval of the ENRE. See “Item 4. Information on the Company—Business Overview—Our Obligations”.
(3)	Banco de la Nación Argentina requested the conversion of 355,945 Class C shares into Class B shares which is mandatory pursuant to Decree No. 717/1992 and Resolution No. 462/1993 of the Ministry of Economy. As of such date, ANSES may exercise its voting power in any local or foreign company, such as us, based on the actual interest held in the relevant company’s capital stock.

All of our shares have the same voting rights. As of December 31, 2022, there were five registered shareholders of our ADSs in the United States and 3,757,486 of our ADSs were outstanding. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are residents. We have no information concerning holders with registered addresses in the United States that hold our shares not represented by ADSs.

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

On December 4, 2018, the Company’s Board of Directors, approved a share repurchase pursuant to both Section 64 of the CML and the regulations of the CNV, under the following terms and conditions: a maximum amount of Ps.800 million can be invested; the treasury stock may not exceed the limit of 10% of share capital, as a whole; the maximum price to be paid for the shares is U.S.$30 per ADR in the New York Stock Exchange, or the equivalent amount in Pesos at U.S.$1.5 per share in BYMA; the repurchases will be made with realized and liquid profits; and the shares may be acquired for a term of 120 calendar days beginning on December 5, 2018.

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

As of December 31, 2022 and 2021, the Company’s treasury stock amounted to 30,994,291 and 31,134,420 Class B shares. On April 22, 2022, 140,129 treasury shares were awarded, as part of the Share-based Compensation Plan, to executive directors, managers and other personnel holding key executive positions in the Company.

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

On April 22, 2022, 140,129 treasury shares were awarded, as part of the Share-based Compensation Plan, to executive directors, managers and other personnel holding key executive positions in the Company.

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

According to the agreements, laws and Decrees that govern the employee stock participation program, our Class C common shares may only be held by our employees. Upon the closing of our initial public offering, substantially all of our Class C common shares were converted into Class B common shares and sold. In accordance with these agreements, laws and Decrees, the rights previously attributable to the Class C common shares have been combined with those attributable to the Class B common shares, and holders of the remaining Class C common shares will vote jointly as a single class with the holders of Class B common shares in the election of directors. Only 1,952,604 Class C common shares remain outstanding, representing 0.2% of our capital stock. As of the date of this annual report, we have a request of Banco de la Nación Argentina, as trustee under the Employe Stock Participation Program to convert 355,945 Class C shares into Class B Shares.

RELATED PARTY TRANSACTIONS

Technical Assistance Agreement with Edelcos

The agreement comprises the provision to the Company of technical advisory services, especially in financial matters. It expires in December 2026, but may be extended if so agreed by the parties thereto. In exchange for such services, the Company pays Edelcos either an annual amount of Ps.1,766 million or the amount equivalent to 1.75% of the annual gross billing, whichever results in the higher amount, plus the associated value added tax. Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party. For more information, please see Note 35 of our Financial Statements.

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

The operating costs borne by the Company in fiscal year 2022 amounted to Ps. 236 million.

Item 8.	Financial Information

See “Item 18. Financial Statements and Report of Independent Registered Public Accounting Firm (PCAOB ID 1349)” beginning on page F-1.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

Legal Proceedings

In the ordinary course of our business, we participate as plaintiff and defendant in various types of lawsuits. Our management evaluates the merit of each claim and assesses its possible outcome, recording a reasonable allowance in our financial statements for the contingencies related to the claims filed in the lawsuits against the Company. As of December 31, 2022, we had established provisions in the aggregate amount of Ps.7,054 million to cover potential losses from such claims and legal proceedings. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

We are not aware of any other contingencies that are reasonably possible and, as of December 31, 2022, there were no losses in excess of the contingencies that we recognized in our Financial Statements as of and for the year ended December 31, 2022.

The most significant legal actions in which the Company is a party involved are detailed below:

a.	Legal action brought by Consumidores Financieros Asociación civil para su defensa (13563/2009)

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

During 2020, the evidence was offered, and the allegations were presented. Prior to the issuance of the judgement, the case was sent to the Fiscal Agent. The dismissal based on lack of standing and expiration have been deferred and will be considered at the final judgment. The ADDUC case (see below), which has not yet reached trial, will be considered together with these actions. Once both cases reach identical procedural conditions, a single judgement will be issued.

This proceeding is not projected to conclude during 2023.

b.	Legal action brought by Asociación de Defensa de Derechos de Usuarios y Consumidores – ADDUC (7885/2010)

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

On October 16, 2020, the National Court of Appeals for Federal Administrative Matters upheld the decision of the lower court, with costs, rejecting the lack of standing filed by Edenor.

The file is ready to be opened for evidence. The proceeding is not expected to be concluded during 2023.

c.	Legal action brought by Consumidores Financieros Asociación civil para su defensa (9119/2022)

On May 4, 2021, Consumidores Financieros, Asociación Civil Para Su Defensa, a consumers’ association, instituted an action against Edenor in the Administrative, Tax and Consumer Relations jurisdiction in the City of Buenos Aires. The claim is based on the damages allegedly caused to the users and consumers of electric energy public service by Edenor. Those damages were allegedly caused by the Regularization Agreement between Edenor, the SE and Secretary of Renewable Resources and Electric Market.

Edenor answered the claim and raised the exception of incompetence of local courts to understand the dispute.

The court granted the exception of incompetence and therefore, on January 6, 2022 transferred the proceedings to the Federal Civil and Commercial jurisdiction, where the acting court has not yet issued a resolution.

d.	Legal action brought by the Company (Study, Review and Inspection of Works in public spaces “TERI”)

On October 9, 2020, EDENOR filed a declaratory claim of certainty before the Supreme Court of Justice (“CSJN”), against the Government of the City of Buenos Aires (“GCBA”) in order to put an end to the state of uncertainty that occurs between the federal regulations of public electricity service and the claim of the GCBA, to tax Edenor with the Fee for the Study, Review and Inspection of Works on Public Highways and/or Public Domain Spaces (“TERI”). Additionally, the issuance of a precautionary measure not to innovate was requested, ordering the GCBA to refrain from claiming TERI against EDENOR and to refrain from initiating enforcement actions and/or in any way, seize any assets.

On December 21, 2022, the CSJN ruled that the case falls within its original jurisdiction, ordered the transfer of the claim to the GCBA for a period of sixty days and dismissed the precautionary measure requested by the company.

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

On August 4, 2021, Edenor was required to, within a period of 10 business days, submit the corrective affidavits corresponding to the National Security Regime (f-931) and enter the resulting balances for the periods 07/2019 to 11/2019.

On April 23, 2021, the Company presented its disagreement with the adjustment.

On September 2, 2021, the company was notified of the "Social Security Resources Inspection Act" No. 00189333730101 for the sum of Ps. 46,561,551.59 in principal and Ps. 35,628,385.96 in interest. Likewise, it was notified of the "Verification of Social Security Violations – Inspection Area" No. 0189333730101 for the periods 07/2017 to 11/2019, for the sum of Ps. 58,065,241.18. Consequently, on September 23, 2021, the company contested the inspection and infringement reports.

On August 23, 2022, the Company was notified of Resolution 2234/2022 that decided not to allow the filing filed by Edenor. On April 10, 2022, an appeal was filed before the Federal Chamber of Social Security, which was accompanied by a surety policy for the total amount claimed (updated on the date of notification, according to the settlement notified by AFIP).

The Company’s Management believes that the application of the 17% rate is correct. In this regard, in accordance with the analysis performed, it is reasonable that “minority government-owned corporations (sociedades anónimas con simple participación estatal) governed by Law No. 19,550” be understood to mean all those corporations (sociedades anónimas) in which the government has a minority stake, whatever the reason why such stake has been acquired. Therefore, included therein are the shareholdings that the ANSES has in certain corporations, among which the Company is included.

Under such conditions and in connection with the aforementioned AFIP’s assessment, in the Company’s opinion, there exist sufficient and solid arguments to make its position prevail at the judicial stage. Consequently, no liabilities whatsoever have been recorded by the Company for this matter as of December 31, 2022.

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

The Company believes that it has sufficient authority under the Agreement on the Renegotiation of the Concession Agreement to support the payment made under such conditions and considers it to be in compliance with the law, to have an extinguishing effect and to have implied no damage to the users. In this regard, the Company believe that there exist sufficient and solid arguments to make its position prevail at the judicial stage; therefore, no liabilities whatsoever for this concept have been recorded as of December 31, 2022.

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

On February 18, 2022, the Company was notified of the opening of a new verification regarding the same suppliers in question, with a requirement for the operations arranged from January 2019 to October 2021. The same was answered on March 8, 2022. Verification is currently open.

On December 26, 2022, the Company was notified of the judgment in the criminal first instance regarding the dismissal of all the former directors of Edenor. It should be noted that it was appealed by the AFIP on January 18, 2023.

In the Company’s opinion, there exist sufficient and solid arguments to make its position prevail at the judicial stage. Consequently, no liabilities whatsoever have been recorded by the Company for this matter as of December 31, 2022.

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

As of December 31, 2022, we have 30,994,291 treasury shares. The acquisition cost of such shares in the market, in accordance with the provisions of Title IV, Chapter III, article 3.11.c of the CNV’s Rules, restricts the amount of the realized and liquid gains that we may distribute to our shareholders.

SIGNIFICANT CHANGES

Except as identified in this annual report on Form 20-F, no significant changes in our financial condition has occurred since the date of the most recent audited financial statements contained in this annual report.

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

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2021
First Quarter	28.45	25.15	4.00	3.35
Second Quarter	45.75	25.95	5.47	3.44
Third Quarter	65.45	36.60	7.52	4.21
Fourth Quarter	75.55	51.00	7.61	4.84

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2022
First Quarter	73.35	51.80	7.43	4.62
Second Quarter	64.90	54.80	7.00	4.35
Third Quarter	105.25	55.00	7.00	4.04
Fourth Quarter	137.90	99.00	7.99	6.30

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2022
November	120.90	103.00	7.30	6.58
December	137.90	116.50	7.99	6.88
2023
January	183.00	144.00	10.26	8.30
February	180.00	157.25	9.75	8.60
March	169.50	137.00	9.03	6.70

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

As of the date of this annual report, we have a request of Banco de la Nación Argentina, as trustee under the Employe Stock Participation Program to convert 355,945 Class C shares into Class B Shares. Please see “Share Ownership-Employee Stock” Participation Program”.

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

As of December 31, 2022 and 2021 the Company owned 30,994,291 and 31,134,420 shares, respectively, held as treasury stock. On April 22, 2022, 140,129 treasury shares were awarded, as part of the Share-based Compensation Plan, to executive directors, managers and other personnel holding key executive positions in the Company.

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

Ordinary and Extraordinary Shareholders’ Meetings

Shareholders’ meetings may be either ordinary meetings or extraordinary, and may be held in the legal address of the Company or virtually by any means that allows the communication between all the attendants with image and sound . We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine Corporations Law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of the Board of Directors and the statutory audit committee and election, performance and remuneration of directors and members of the statutory audit committee. In addition, pursuant to the CML, at an ordinary shareholders’ meetings, our shareholders must consider (i) the disposition of, or creation of any lien over, our assets as long as such decision has not been performed under the ordinary course of our business and (ii) the execution of administration or management agreements and whether to approve any agreement by virtue of which the assets or services provided to us are paid partially or totally with a percentage of our income, results or earnings, if the payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters which may be considered at an ordinary meeting convened and held at any time include the responsibility of directors and members of the statutory audit committee, capital increases and the issuance of certain corporate bonds. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting including, without limitations, the amendment of our by-laws, issuance of debentures, early dissolution, merger, spin off, reduction of capital stock and redemption of shares, transformation from one type of entity to another, appointment, removal and retribution of the liquidators and limitation or suspension of shareholders’ preemptive rights.

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

On October 14, 2022, the BCRA issued Com. “A” 7622 regulating Federal Tax Authority (AFIP) General Resolution 5271/2022 which replaced the “SIMI” by the Import System of the Argentine Republic (“SIRA”). The SIRA regulations stablish access to the MLC may be granted for payment of imports of goods in transactions associated with the SIRA to the extent that the payment is made once the term in calendar days -to be determined for each case by the Secretary of Commerce- has expired, counted as from the date of registration of the customs entry of the goods. The payment of certain imports are set a minimum of days to access to the MLC. In the case of SIMI’s that are in “SALIDA” status as of October 17, 2022, the same conditions as above remain in force.

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

(k)	Demand import payments or commercial debts without customs registration, complying with the following conditions: (i) the transaction corresponds to the import of supplies for the manufacture of goods in Argentina; (ii) the payments made under this clause do not exceed, in the current calendar month and for all financial entities, the average amount of the imports of supplies during the last twelve (12) closed calendar months, net of the delayed non-regularized amount for import payments with pending customs entry record; and (iii) in those cases in which a SIMI declaration is required for the registration of the customs entry of goods, any of the conditions set forth in Sections 10.3.2.7(i), 10.3.2.7(ii) or 10.3.2.7(vi) of the restated text of the Central Bank regulations are met.

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

Until December 31, 2023, access to the MLC for the payment of principal under indebtedness with related parties is subject to Central Bank approval, unless the customer has a “Certification of Increase of Exports of Goods in 2022” issued for the same value of the amount to be paid. Moreover, to the extent that the Central Bank’s previous consent is required to access the MLC to repay principal under external financial indebtedness with related parties, the authorization shall not be required provided that all the following conditions are met: (i) the funds have been entered and settled through the MLC as from November 16, 2020; and (ii) the indebtedness has an average life of at least 2 (two) years.

The regulations also allow exporters to apply abroad the proceeds of their exports of goods and services to repay principal and interest under external financial indebtedness applied to specific purposes, provided that the requirements set forth in Section 7.9 of the restated text of the Central Bank’s regulations are met. Subject to the compliance of specific requirements, Section 7.9.5 also allows to accumulate export proceeds abroad in external and/or local bank accounts to repay or guarantee the debt services under such financings.

Access to the MLC to repay principal payments maturing on or before December 31, 2023 must comply with the provisions of Section 3.17 of the restated text of the Central Bank regulations.

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

Although there is no income tax treaty between Argentina and the United States, the tax authorities of the two countries have signed an Information Exchange Agreement that establishes a mechanism with which banks must annually communicate the tax information of US persons who have accounts in Argentina. Said data exchange will be automatically between the two countries, of Argentine or American citizens who have assets in the other jurisdiction, with the aim of dismantling eventual tax evasion and avoidance maneuvers through concealment or under-declaration of assets.

From now on, Argentine financial entities will have to submit once a year to the Argentine tax authority, the identification of the account holder, the balance or value of the account at the end of the calendar year or at the immediately preceding moment if it was closed. , and interest or dividends earned on those investments. The procedures differ depending on whether or not they are pre-existing accounts on the date of entry of the agreement, whether they belong to individuals or legal entities, and the amount of the balances.

Said information must be submitted by financial entities until June 30 of the year following the one to which the report corresponds. In this way, the agency will send the information to the Internal Revenue Service (IRS) until September 30 of each year.

In a similar way, tax information related to Argentines who have assets in that country will be received by its US counterpart.

The general terms of the information that the United States will send to our country, as it arises from the terms of the FATCA Agreement are the following:

- Identification of the account holder

- Account number

- Identification of the financial entity

- Gross amount of interest or dividends paid on the account

- Gross amount from other sources of US-origin income credited to the account

The information will be received on September 30 of the year following the report. The US must send a note to Argentina that reports compliance with the corresponding information security standards and infrastructure for automatic exchange. As a result, the Argentine tax consequences described in this section may apply to a US resident holder of our common shares or ADSs.

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

Pursuant to the Law No. 27,430, all income resulting from the purchase and sale, exchange or other disposition of shares and other securities earned by foreign beneficiaries will be exempt of the Income Tax, if they are listed on stock exchanges or securities markets and/or have an authorization for public offering under the supervision of the CNV and the foreign beneficiaries do not reside in or the funds not arising from “non-cooperating jurisdictions”. In case that the disposition does not meet the former requirements, the income obtained by foreign individual and legal entities will be taxable at a 13,5% rate on the gross price or 15% rate on the net capital gain (with the possibility of upgrading the cost of acquisitions from January 1, 2018 and onwards, considering the variation of the Internal Wholesale Price Index). In addition, Pursuant to Law No. 26,893, capital gains obtained by non-Argentine residents from the sale, exchange or other disposition of shares and other equity interests, bonds and other securities of Argentine companies were subject to capital gains tax until December 30, 2017, even if those transactions were entered into between no-nresidents.

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

On December 9, 2019, the official list of "“non-cooperating"” jurisdictions for tax purposes was published by means of Decree No. 682/19862/19. Argentine tax authorities are required to report any news to the Ministry of Finance to modify this list:

1.	Bosnia and Herzegovina;
2.	Brecqhou;
3.	Burkina Faso;
4.	State of Eritrea;
5.	Vatican City State;
6.	State of Libya;
7.	Independent State of Papua New Guinea;
8.	Plurinational State of Bolivia;

9.	British Overseas Territories, Saint Helena, Ascension and Tristan de Cunha;
10.	Sark Island;
11.	Solomon Islands;
12.	Federated States of Micronesia;
13.	Mongolia;
14.	Montenegro;
15.	Kingdom of Buthan;
16.	Kingdom of Cambodia;
17.	Kingdom of Lesotho;
18.	Kingdom of Eswatini (Swaziland);
19.	Kingdom of Thailand;
20.	Kingdom of Tonga;
21.	Hashemite Kingdom of Jordan;
22.	Kyrgyz Republic;
23.	Arab Republic of Egypt;
24.	Syrian Arab Republic;
25.	Peoples’ Democratic Republic of Algeria;
26.	Central African Republic;
27.	Cooperative Republic of Guyana;
28.	Republic of Angola;
29.	Republic of Belarus;
30.	Republic of Botswana;
31.	Republic of Burundi;
32.	Republic of Cabo Verde;
33.	Republic of Côte d'’Ivoire;
34.	Republic of Cuba;
35.	Republic of the Philippines;
36.	Republic of Fiji;
37.	Republic of The Gambia;
38.	Republic of Guinea;
39.	Republic of Equatorial Guinea;
40.	Republic of Haiti;
41.	Republic of Honduras;
42.	Republic of Iraq;
43.	Republic of Kenya;
44.	Republic of Kiribati,
45.	Republic of the Union of Myanmar;
46.	Republic of Liberia;
47.	Republic of Madagascar;
48.	Republic of Malawi;
49.	Republic of Maldives;
50.	Republic of Mali;
51.	Republic of Mozambique;
52.	Republic of Namibia;
53.	Republic of Nicaragua;
54.	Republic of Palau;
55.	Republic of Rwanda;

56.	Republic of Sierra Leone;
57.	Republic of South Sudan;
58.	Republic of Suriname;
59.	Republic of Tajikistan;
60.	Republic of Trinidad and Tobago;
61.	Republic of Uzbekistan;
62.	Republic of Yemen;
63.	Republic of Djibouti;
64.	Republic of Zambia;
65.	Republic of Zimbawe;
66.	Republic of Chad;
67.	Republic of the Niger;
68.	Republic of Paraguay;
69.	Republic of the Sudan;
70.	Democratic Republic of São Tomé and Príncipe;
71.	Democratic Republic of Timor-Leste;
72.	Republic of the Congo;
73.	Democratic Republic of the Congo;
74.	Federal Democratic Republic of Ethipia;
75.	Lao People’s Democratic Republic;
76.	Democratic Socialist Republic of Sri Lanka;
77.	Federal Republic of Somalia;
78.	Federal Democratic Republic of Nepal;
79.	Gabonese Republic;
80.	Islamic Republic of Afghanistan;
81.	Islamic Republic of Iran;
82.	Islamic Republic of Mauritania;
83.	People’s Republic of Bangladesh;
84.	Republic of Benin;
85.	Democratic People’s Republic of Korea;
86.	Socialist Republic of Vietnam;
87.	Tongolese Republic;
88.	United Republic of Tanzania;
89.	Sultanate of Oman;
90.	British Overseas Territory Pitcaim; Henderson, Ducie and Oeno Islands;
91.	Tuvalu;
92.	Union de Comoros.

On January 27, 2023, Decree No. 48/2023 was published in the Official Gazette, whereby the National Executive Power amended Article 24 of the Regulatory Decree of the Income Tax Law Decree No. 862/2019) which contains the list of jurisdictions considered as “non-cooperating” for the purposes set forth in the Income Tax Law.

With the changes introduced by decree, the following jurisdictions are removed from the list of non-cooperative jurisdictions: the Republic of Paraguay, Bosnia and Herzegovina, Mongolia, Montenegro, the Kingdom of Swaziland, the Kingdom of Thailand, the Hashemite Kingdom of Jordan, the Republic of Botswana, the Republic of Cape Verde, the Republic of Kenya, the Republic of Liberia, the Republic of Maldives, the Republic of Namibia, the Islamic Republic of Mauritania and the Sultanate of Oman.

The provisions of such decree have entered into force as of its publication in the Official Gazette and will be applicable to the fiscal periods initiated as of such date (i.e., January 27, 2023).

In such scenarios, according to AFIP General Resolution No. 4,227, the income tax should be withheld and paid to the AFIP under the following procedures: (i) in case the securities were sold by a foreign beneficiary, through an Argentine stock exchange market, the custodian entity should withhold and pay the tax if it is involved in the payment process; if it is not involved in the payment process but there is an Argentine buyer involved, the Argentine buyer should withhold the income tax (ii) in case the securities were sold by a foreign beneficiary, but not through an Argentine stock exchange market and there is an Argentine buyer involved, the Argentine buyer should withhold the income tax; and (iii) when both the seller and the buyer are foreign beneficiaries and the sale is not performed through an Argentine stock exchange market, the person liable for the tax shall be the legal representative of the seller of the shares or securities being transferred or directly by the seller, in the event that there was no local legal representative. In this case, the payment shall be made through an international bank via wire transfer to the AFIP. Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from the holding and disposing of ADSs or Class B Shares.

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

Pursuant to Law 27,630 the income tax rate applicable to Argentine Entities is amended, establishing a progressive tax rate system from 25% to 35% depending on the accumulated taxable net income detailed below:

Net accumulated profit (full figures)		Pay Ps.(full figures)%		On surplus ir Ps.(full figures)
over Ps.	to Ps.
0	7,604,948.57	0	25%	0
7,604,948.57	76,049,485.68	1,901,237.14	30%	7,604,948.57
76,049,485.68	onwards	22,434,598.28	35%	76,049,485.68

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

The Extraordinary Contribution to be paid will be determined based on a scale and rates that vary between 2 and 5.25%, depending on (i) the total value of the assets and (ii) the place where they are located. The differential of the assets located abroad with respect to those located in the country will be eliminated in the event of the repatriation of part of such assets within a certain term and as long as the funds remain until December 31, 2021 deposited in an account in the name of its owner or assigned, once such deposit has been made, to any of the destinations established by the National Executive Power (“PEN”).

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

The Personal Assets Tax is calculated by reference to market value, in the case of negotiable securities listed on any market, or to the acquisition cost plus the interest accrued and unpaid and exchange rate differences, in the case of negotiable securities not listed on public markets, in both cases as of December 31 of each year. Assets are taxable when the aggregate value thereof exceeds the total amount of Ps.11,282,141.08 in the 2022 tax period.

The applicable tax rates for individuals and undivided estates resident in Argentina and holding assets subject to taxation for an amount exceeding the minimum threshold are shown below (except for the holding of shares or other participations in companies regulates by the General Companies Law):

(i) On total assets located in Argentina subject to taxation:

Aggregate value of assets exceeding the minimum threshold (full figures)		Pay Ps. (full figures)	plus %	Over the exceeding amount of Ps.(full figures)
More than Ps.	To Ps.
0	5,641,070.54, inclusive	0	0.50%	0
5,641,070.54	12,222,319.51, inclusive	28,205.35	0.75%	5,641,070.54
12,222,319.51	33,846,423.25, inclusive	77,564.72	1.00%	12,222,319.51
33,846,423.25	188,035,684.71 inclusive	293,802.76	1.25%	33,846,423.25
188,035,684.71	564,107,054.14 inclusive	2,221,171.53	1.50%	188,035,684.71
564,107,054.14	onwards	7,862,242.07	1.75%	564,107,054.14

Source: Article 3, Law No. 27,667.

(ii) On total assets located abroad subject to taxation:

Aggregate value of assets located in Argentina and abroad (full figures)		Aggregate value of assets located abroad exceeding the minimum threshold not computed against the assets located in Argentina must pay %
Over Ps.	Up to Ps.
0	5,641,070.54, inclusive	0.70%
5,641,070.54	12,222,319.51, inclusive	1.20%
12,222,319.51	33,846,423.25, inclusive	1.80%
33,846,423.25	onwards	2.25%

Source: Article 4, Law No. 27,667.

According to Article four of AFIP General Resolution No. 3363 (and amendments), it is understood that the last financial statements of an Argentine entity that must be considered are those prepared under Argentine GAAP without considering the effect arising from the changes in the purchasing power of the currency. AFIP had ratified this criterion on several occasions. Notwithstanding this, during 2022, we learned that AFIP has modified its opinion and understands that the financial statements that must be used as the calculation basis for the determination and liquidation of the tax are those that were submitted for consideration and approved by the body competent company according to the type of company in question. That is, if the company applies IFRS, the financial statements prepared with such standards should be used.

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

Through the enactment of 27,638 Law, applicable as from the tax period 202[2] and subsequent periods, certain tax exemptions are established, among which are negotiable obligations issued in local currency that comply with the Exemption Requirements and Conditions.

Regarding assets located in Argentina, individuals and undivided estates resident abroad will be subject to the 0.25% rate or 0.50% rate, it being stipulated, however, that the income tax will not apply when its amount is equivalent to or less than Ps.255.75. Personal assets tax applies to the market value of the New Notes (or the acquisition costs plus accrued and unpaid interest and exchange rate differences in the event the New Notes are no longer listed) as of December 31 of every calendar year.

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

In addition, General Resolution (AFIP) N° 4815/2020 established on the operations subject to said tax and for the taxpayers defined in Article 36 of the Solidarity Law that qualify as Argentine residents, in the terms of Article 116 and subsequent of the ITL, the application of a thirty-five percent (35%), or forty-five percent (45%), as appropriate, collection on the amounts in AR$ that, for each case, are detailed in Article 39 of the Solidarity Law.

Said collection will have the character of payment on account and will be computable in the annual income tax return or, where appropriate, the annual Personal Assets Tax return, corresponding to the fiscal period in which they were incurred. Likewise, the collection of a 25% withholding is applied, in some cases, which will be computable as payment on account in the annual Personal Assets Tax.

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

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, Norway, Qatar, Russia, Spain, Sweden, Switzerland, The Netherlands, United Arab Emirates, United Kingdom, and Uruguay (through an information exchange treaty that contains clauses for avoidance of double taxation). In addition, Argentina has signed tax treaties with Turkey, Luxembourg, Japan, Austria and China, but they are still pending to approval by the Argentine Congress. Foreign shareholders located in certain jurisdictions with a current tax treaty with Argentina may be exempt payment of personal property tax.

On December 5, 2022, Argentina and the United States signed an agreement for the automatic exchange of financial information (the “2022 Tax Agreement”). The object of the 2022 Tax Agreement is the reciprocal exchange, for tax purposes, of information regarding accounts opened in financial institutions by residents of either country.

The 2022 Tax Agreement specifies that the Argentine reportable accounts of a reporting U.S. financial institution are financial accounts opened in a financial institution of the United States if: (i) in the case of a depository account, the account is held by an individual resident in Argentina and more than US$10 of interest is paid to such account in any given calendar year; or (ii) in the case of a financial account other than a depository account, the account holder is a resident of Argentina, including an entity that certifies it is a resident of Argentina for tax purposes, with respect to which U.S. source income that is subject to reporting under chapter three of subtitle A or chapter 61 of subtitle F of the U.S. Internal Revenue Code is paid or credited.

In particular, the U.S. Government will obtain and exchange with the Federal Administration of Public Revenue (“AFIP”) the following information with respect to Argentine reportable accounts:

(i)	the name, address, and CUIT/CUIL of any Argentine resident who holds the account;
(ii)	the account number, or its functional equivalente, in the absence of an account number;
(iii)	the name and identifying number of reporting U.S. financial institution;
(iv)	the gross amount of interest paid on a Depositary Account (as defined in the 2022 Tax Agreement);
(v)	the gross amount of U.S. source dividends paid or credited to the account; and
(vi)	the gross amount of other U.S. source income paid or credited to the account, to the extent subject to reporting under chapter three of subtitle A or chapter 61 of subtitle F of the U.S. Internal Revenue Code.

The 2022 Tax Agreement will enter into force on January 1 of the calendar year following the date on which Argentina makes a written notification to the United States confirming the completion of Argentina’s necessary internal procedures for the entry into force of the 2022 Tax Agreement.

The obligation of Argentina to obtain and exchange information relating to Reportable U.S. Accounts (as defined in the 2022 Tax Agreement) shall become effective on the date the 2022 Tax Agreement enters into force.

Instead, the obligation of the United States to obtain and exchange with Argentina information relating to Argentine reportable accounts shall take effect on the day on which the competent authority of the United States, the Secretary of the Treasury or his delegate, provides a written notification to the competent authority of Argentina, the AFIP or his delegate, when it is satisfied that Argentina has in place: (i) appropriate safeguards to ensure that the information received pursuant to the 2022 Tax Agreement shall remain confidential and be used solely for tax purposes, and (ii) the infrastructure for an effective exchange relationship (including established processes for ensuring timely, accurate, and confidential information exchanges, effective and reliable communications, and demonstrated capabilities to promptly resolve questions and concerns about exchanges or requests for exchanges and to administer the provisions of article five of the 2022 Tax Agreement related to collaboration on compliance and enforcement).

Once the obligation of the United States becomes effective, it will be required to obtain and send to Argentina the information for the whole calendar year of entry into force of the 2022 Tax Agreement and for all subsequent years.

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

Subject to certain exceptions for short-term (60 days or less) positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2021 and 2022 taxable years. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2023 taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to the Class B Shares underlying ADSs will be treated as qualified dividends, because the Class B Shares underlying ADSs are not themselves listed on a U.S. exchange. U.S. holders should consult their tax advisors regarding the availability of the preferential dividend tax rates in light of their particular circumstances.

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

Foreign Currency Risk

Our cash, deposits and financial assets denominated in U.S. Dollars amounted to U.S.$0.2 million and U.S.$81.7 million of sovereign bonds as of December 31, 2022.

As of December 31, 2022, the potential loss to the Company that would result from a hypothetical 10% change in foreign currency exchange rates, after giving effect to the impact of the change on our assets and liabilities denominated in foreign currency as of December 31, 2022, was approximately Ps.22 million.

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

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2022 and 2021, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the highest percentage of its indebtedness in instruments that accrue interest at fixed rates.

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	Year ended December 31,
	2022	2021	2020
	(in millions of Pesos)
Fixed rate:
US dollar	14,721	19,989	24,702
Sobtotal loans at fixed rates:	14,721	19,989	24,702
Floating rate:
US dollar	—	—	—
Sobtotal loans at floating rates:	—	—	—
Total loans:	14,721	19,989	24,702

Item 12.	Description of Securities Other than Equity Securities

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

Our management has evaluated, under the supervision of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of December 31, 2022.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that Company's disclosure controls and procedures were effective as of December 31, 2022.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2022.

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

d)	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers network) acted as our independent registered public accounting for the fiscal years ended December 31, 2022 and 2021. The chart below sets forth the services rendered to us by Price Waterhouse & Co. S.R.L. and the fees accrued in the last two years for those services (including related expenses), and breaks down these amounts by category of service in million of Pesos in constant currency:

	Year ended December 31,
	2022	2021
Audit fees	59.6	67.5
Audit-related fees	45.0	—
Tax fees	—	—
All other fees	—	—
Total	104.6	67.5

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

NYSE LISTED COMPANY MANUAL SECTION 303.A	Edenor’s Corporate Practices
SECTION 303A.01. Independent directors must constitute the majority of a listed company’s Board of Directors.	Edenor follows Argentine law, which does not require that a majority of the Board of Directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the CNV. As of the date of this annual report, six of Edenor’s ten directors are independent under Argentine law and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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

Within this framework, different incentive programs have been created for the Company’s executives, in order to align them with the Companies objectives and encourage them to fulfil their obligations in an equitable manner. The Human Resources and General Management, approves, in an integrated and coordinated manner, the process to set remuneration by which, on an annual basis, all employees, including Managers, are evaluated in relation to the performance of their duties. The Issuer has established a fixed and variable remuneration scheme that is associated with the fulfilment of objectives and the degree of compliance with these objectives.

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

Edenor has an Internal Audit Department and Risk Control Department that assist both the Audit Committee and management in risk and internal control matters.

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

SECTION 303A.08. The shareholders must be given the opportunity to vote on equity-compensation plans and their material revisions, although there are exceptions to this requirement, such as when these compensation plans serve as labor incentive tools.	. The Assembly held on April 18, 2017 agreed to create a long-term incentive plan in favor of Edenor dependent personnel under the terms of article 67 of the Capital Markets Law.
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

Under Argentine Law No 27,401 Criminal Responsibility of Legal Persons, establishes as a requirement to exempt themselves from liability that companies has an Integrity Program, composed of the set of mechanisms and internal procedures for the promotion of the integrity, supervision and control, aimed at preventing, detecting and correcting irregularities and unlawful acts, including the Code of Ethics and Corporate Governance

Our company adopted a Code of Ethics in 1999, which applies to all of our employees, including our principal executive, financial and accounting officers. In 2015, 2019 and 2021, we reviewed and updated our Code of Ethics and Corporate Governance.

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

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)
/s/ GERMAN RANFTL
Date: April 20, 2023	Name: German Ranftl Title: Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (the “Company”) as of December 31, 2022 and 2021, and the related statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s current economic and financial situation indicates that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

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

Impairment Assessment of Property, Plant and Equipment

As described in Notes 6.c and 14 to the financial statements, as of December 31, 2022, the Company’s property, plant and equipment balance was $395,940 million. As disclosed in Note 6.c, the Company analyzes the recoverability of its long-lived assets (including property, plant and equipment) on a periodic basis or when events or changes in circumstances indicate that the recoverable amount of the long-lived assets, which is measured as the higher of value in use or fair value less costs to sell at the end of the period, may be impaired. According to the situation described in Notes 1, 2.b and 2.c., the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated. The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration. Management’s cash flow projections included significant judgments and assumptions relating to nature, timing, and form of the electricity rate increases; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

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

Company’s Going Concern Assessment

As described above and in Note 1 to the financial statements, the Company’s current economic and financial situation indicates that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. The insufficient adjustments of the electricity rate since February 2019, and the constant increase of both the operating costs and the costs of the investments necessary, both for the operation of the network and for maintaining the quality of the service, in a context of inflation in which the Argentine economy has been since mid-2018, represents a material uncertainty that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern, which may result in the Company being obliged to defer certain payment obligations or being unable to meet expectations for salary increases or the increases recorded in third-party costs. Management's plans in regard to these matters are also described in Note 1. The financial statements have been prepared assuming that the Company will continue as a going concern. This matter is also described in the “Substantial Doubt About the Company’s Ability to Continue as a Going Concern” section of our report.

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

March 9, 2023

We have served as the Company’s auditor since 2006.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Stated in millions of Argentine Pesos in constant currency – Note 3)

2022 FINANCIAL STATEMENTS

2022 FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial Statements.

Terms	Definitions
ADS	American Depositary Shares
AMBA	Buenos Aires Metropolitan Area
ASPO	Preventive and Mandatory Social Isolation
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Company’s Own Distribution Cost
DISPO	Preventive and Mandatory Social Distancing
DNU	Executive Order issued on the grounds of Necessity and Urgency
EASA	Electricidad Argentina S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (the Argentine governmental regulatory agency of corporations)
INDEC	National Institute of Statistics and Census
MEM	Wholesale Electricity Market
PBA	Province of Buenos Aires
PEN	Federal Executive Power
RDSA	Ribera Desarrollos S.A.
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
VAD	Distribution Added Value
WHO	World Health Organization

2022 FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-	of the Articles of Incorporation: August 3, 1992
-	of the last amendment to the By-laws: June 2, 2022 (Note 37)

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Empresa de Energía del Cono Sur S.A.

Legal address: 1252 Maipú Ave., 12th Floor - CABA

Main business of the parent company: Investment company and provider of services related to the distribution of electricity, renewable energies and development of sustainable technology.

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2022

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 23)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)	Includes 30,994,291 and 31,134,420 treasury shares as of December 31, 2022 and 2021, respectively.
(2)	Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

2022 FINANCIAL STATEMENTS

edenor

Statement of Comprehensive Income (Loss)

for the years ended December 31, 2022, 2021 and 2020

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.22	12.31.21	12.31.20

Revenue	9	205,835	221,091	268,389
Energy purchases	9	(143,228)	(135,966)	(170,264)
Subtotal		62,607	85,125	98,125
Transmission and distribution expenses	10	(54,917)	(56,708)	(58,387)
Gross margin		7,690	28,417	39,738

Selling expenses	10	(23,669)	(22,391)	(31,872)
Administrative expenses	10	(18,052)	(14,505)	(15,730)
Other operating income	11	10,408	9,431	7,081
Other operating expense	11	(7,620)	(9,519)	(6,621)
Impairment of property, plant and equipment	6.c	—	—	(51,129)
Income from interest in joint ventures		(6)	4	—
Operating result		(31,249)	(8,563)	(58,533)

Agreement on the Regularization of Obligations	2.c	18,136	—	—

Financial income	12	65	127	162
Financial costs	12	(87,773)	(52,517)	(27,263)
Other financial results	12	(1,430)	3,391	(5,555)
Net financial costs		(89,138)	(48,999)	(32,656)

Monetary gain (RECPAM)		99,617	46,440	28,700

Loss before taxes		(2,634)	(11,122)	(62,489)

Income tax	32	(14,834)	(30,455)	10,472
Loss for the year		(17,468)	(41,577)	(52,017)

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	31	(654)	390	319
Tax effect of actuarial profit (loss) on benefit plans	32	229	(137)	(95)
Total other comprehensive results		(425)	253	224

Comprehensive loss for the year attributable to:
Owners of the parent		(17,893)	(41,324)	(51,793)
Comprehensive loss for the year		(17,893)	(41,324)	(51,793)

Basic and diluted loss per share:
Loss per share (argentine pesos per share)	13	(19.96)	(47.52)	(59.45)

The accompanying notes are an integral part of the Financial Statements.

2022 FINANCIAL STATEMENTS

edenor

Statement of Financial Position

as of December 31, 2022 and 2021

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.22	12.31.21
ASSETS
Non-current assets
Property, plant and equipment	14	395,940	380,581
Interest in joint ventures	7	21	27
Right-of-use asset	15	707	828
Other receivables	18	3	14
Total non-current assets		396,671	381,450

Current assets
Inventories	16	6,438	6,702
Other receivables	18	18,700	4,154
Trade receivables	19	27,991	34,212
Financial assets at amortized cost	20	—	474
Financial assets at fair value through profit or loss	21	28,701	30,097
Cash and cash equivalents	22	1,630	6,179
Total current assets		83,460	81,818
TOTAL ASSETS		480,131	463,268

2022 FINANCIAL STATEMENTS

edenor

Statement of Financial Position

as of December 31, 2022 and 2021 (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.22	12.31.21
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	23	875	875
Adjustment to share capital	23	108,721	108,710
Treasury stock	23	31	31
Adjustment to treasury stock	23	2,330	2,341
Additional paid-in capital	23	1,501	1,492
Cost treasury stock		(8,974)	(8,974)
Legal reserve		7,585	7,585
Voluntary reserve		73,455	73,455
Other comprehensive loss		(813)	(388)
Accumulated losses		(59,045)	(41,577)
TOTAL EQUITY		125,666	143,550

LIABILITIES
Non-current liabilities
Trade payables	26	920	1,287
Other payables	27	17,487	18,414
Borrowings	29	14,537	—
Deferred revenue	28	3,677	3,287
Salaries and social security payable	30	771	776
Benefit plans	31	1,861	1,941
Deferred tax liability	32	110,908	96,303
Provisions	34	5,553	7,755
Total non-current liabilities		155,714	129,763
Current liabilities
Trade payables	26	179,809	148,391
Other payables	27	6,323	7,746
Borrowings	29	184	19,989
Deferred revenue	28	44	86
Salaries and social security payable	30	9,339	8,796
Benefit plans	31	234	254
Income tax payable	32	—	2,442
Tax liabilities	33	1,317	1,205
Provisions	34	1,501	1,046
Total current liabilities		198,751	189,955
TOTAL LIABILITIES		354,465	319,718

TOTAL LIABILITIES AND EQUITY		480,131	463,268

The accompanying notes are an integral part of the Financial Statements.

2022 FINANCIAL STATEMENTS

edenor

Statement of Changes in Equity

for the years ended December 31, 2022, 2021 and 2020

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive (loss) profit	Accumulated (losses) profits	Total equity
Balance at December 31, 2019	875	108,692	31	2,359	1,480	(8,974)	5,158	79,351	—	(865)	48,548	236,655

Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020	—	—	—	—	—	—	2,427	46,121	—	—	(48,548)	—
Other comprehensive results	—	—	—	—	—	—	—	—	—	224	—	224
Loss for the year	—	—	—	—	—	—	—	—	—	—	(52,017)	(52,017)
Balance at December 31, 2020	875	108,692	31	2,359	1,480	(8,974)	7,585	125,472	—	(641)	(52,017)	184,862

Ordinary Shareholders’ Meeting held on April 27, 2021	—	—	—	—	—	—	—	(52,017)	—	—	52,017	—
Other Reserve Constitution - Share-bases compensation plan	—	—	—	—	—	—	—	—	12	—	—	12
Payment of Other Reserve Constitution - Share-based compensation plan	—	18	—	(18)	12	—	—	—	(12)	—	—	—
Other comprehensive results	—	—	—	—	—	—	—	—	—	253	—	253
Loss for the year	—	—	—	—	—	—	—	—	—	—	(41,577)	(41,577)
Balance at December 31, 2021	875	108,710	31	2,341	1,492	(8,974)	7,585	73,455	—	(388)	(41,577)	143,550

Other Reserve Constitution - Share-bases compensation plan (Note 25)	—	—	—	—	—	—	—	—	9	—	—	9
Payment of Other Reserve Constitution - Share-based compensation plan (Note 25)	—	11	—	(11)	9	—	—	—	(9)	—	—	—
Other comprehensive results	—	—	—	—	—	—	—	—	—	(425)	—	(425)
Loss for the year	—	—	—	—	—	—	—	—	—	—	(17,468)	(17,468)
Balance at December 31, 2022	875	108,721	31	2,330	1,501	(8,974)	7,585	73,455	—	(813)	(59,045)	125,666

The accompanying notes are an integral part of the Financial Statements.

2022 FINANCIAL STATEMENTS

edenor

Statement of Cash Flows

for the years ended December 31, 2022, 2021 and 2020

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.22	12.31.21	12.31.20
Cash flows from operating activities
Loss for the year		(17,468)	(41,577)	(52,017)

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plant and equipment	14	18,193	17,728	19,113
Depreciation of right-of-use assets	15	1,033	892	932
Loss on disposals of property, plant and equipment	14	348	485	442
Net accrued interest	12	87,563	52,319	27,156
Income from customer surcharges	11	(3,031)	(3,771)	(4,556)
Exchange difference	12	(1,478)	3,120	8,684
Income tax	32	14,834	30,455	(10,472)
Allowance for the impairment of trade and other receivables, net of recovery	10	2,199	3,822	12,293
Adjustment to present value of receivables	12	338	292	380
Provision for contingencies, net of recovery	34	4,405	4,580	2,006
Changes in fair value of financial assets	12	(2,825)	(7,728)	(2,907)
Accrual of benefit plans	10	1,202	1,471	1,402
Recovery of provision for credit RDSA (Note 38)	12	—	(1,130)	—
Net gain from the cancelattion of Corporate Notes	12	363	(6)	(1,219)
Loss on debt restructuring	12	449	—	—
Impairment of property, plant and equipment	6.c	—	—	51,129
Income from non-reimbursable customer contributions	11	(62)	(91)	(78)
Other financial results		4,583	2,061	606
Gain from interest in joint ventures		6	(4)	—
Agreement on the Regularization of Obligations	2.c	(18,136)	—	—
Recovery of allowance for the impairment of trade receivables - Agreement on the Regularization of Obligations	2.c	(2,650)	—	—
Monetary gain (RECPAM)		(99,617)	(46,440)	(28,700)
Changes in operating assets and liabilities:
Increase in trade receivables		(6,929)	(5,236)	(11,236)
Increase in other receivables		(11,969)	(1,574)	(1,029)
(Increase) Decrease in inventories		(2,319)	(1,650)	97
Increase in financial assets at amortized cost		—	—	(931)
Increase in deferred revenue		2,052	526	3,701
Increase in trade payables		61,843	35,524	39,884
Increase in salaries and social security payable		5,197	1,708	5,030
Decrease in benefit plans		(267)	(138)	(41)
Decrease in tax liabilities		(467)	(3,830)	(267)
(Decrease) Increase in other payables		(1,331)	364	(158)
Derivative financial instruments payments		—	—	(853)
Decrease in provisions	34	(537)	(586)	(343)
Payment of income tax payable		(96)	—	(7,112)
Net cash flows generated by operating activities		35,426	41,586	50,936

2022 FINANCIAL STATEMENTS

edenor

Statement of Cash Flows

for the years ended December 31, 2022, 2021 and 2020 (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.22	12.31.21	12.31.20
Cash flows from investing activities
Payment of property, plants and equipments		(31,726)	(28,686)	(28,942)
Purchase net of Mutual funds and negotiable instruments		(5,477)	(21,084)	(7,786)
Derivative financial instruments payments		(157)	—	—
Mutuum charges granted to third parties		—	10	103
Collection of receivables from sale of subsidiaries		—	—	29
Net cash flows used in investing activities		(37,360)	(49,760)	(36,596)

Cash flows from financing activities
Proceeds from borrowings	29	4,420	—	—
Payment of borrowings	29	(6,078)	—	(2,204)
Payment of lease liability	27	(1,171)	(1,025)	(2,016)
Payment of interests from borrowings	29	(896)	(1,743)	(2,698)
Payment of Corporate Notes issuance expenses	29	(565)	—	—
Cancelattion of Corporate Notes	29	(472)	(33)	(11,164)
Net cash flows used in financing activities		(4,762)	(2,801)	(18,082)

Decrease in cash and cash equivalents		(6,696)	(10,975)	(3,742)

Cash and cash equivalents at the beginning of year	22	6,179	12,821	12,802
Financial results in cash and cash equivalents		2,173	4,341	2,700
Result from exposure to inflation		(26)	(8)	1,061
Decrease in cash and cash equivalents		(6,696)	(10,975)	(3,742)
Cash and cash equivalents at the end of the year	22	1,630	6,179	12,821

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(2,174)	(2,967)	(3,596)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(912)	(1,050)	(723)

The accompanying notes are an integral part of the Financial Statements.

2022 FINANCIAL STATEMENTS

Note	1 | General information

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

As a consequence of the share purchase and sale agreement entered into on December 28, 2020 between Pampa Energía S.A. and Empresa de Energía del Cono Sur S.A., all the Class A shares, representing 51% of the Company’s share capital and votes were transferred to the latter. That transaction was approved by means of ENRE Resolution No. 207/2021 dated June 24, 2021. Therefore, Empresa de Energía del Cono Sur S.A. is the parent company of edenor (Note 40).

The Company’s economic and financial situation

In the last few fiscal years, the Company recorded negative working capital, mainly as a consequence of the insufficient adjustments of the electricity rate since February 2019 -which did not comply with the terms agreed upon in the last RTI-, and the constant increase of both the operating costs and the costs of the investments necessary to maintain the quality of the service; all this in addition to the inflationary context in which the Argentine economy has been since mid-2018.

Although in 2021 and 2022 the values of the Company’s electricity rate schedules suffered changes, they are insufficient to cover the economic and financial needs of the Distribution Company in a context of growing inflation, with the annual rate close to 100%, inasmuch as most of them, implied only the passing through of the seasonal prices without improving revenues from the CPD. Nevertheless, and in spite of the aforementioned context with constant increases in operating costs, the investments necessary, both for the operation of the network and for maintaining and even improving the quality of the service, have been made.

The economic activity showed some recovery after the effect caused by the COVID-19 pandemic; however, the country’s macroeconomic situation with the increase in the rate of inflation, the widening of the gap between the official dollar exchange rate and the dollar exchange rate quoted in financial or free markets, and the consequences of the agreement with the International Monetary Fund make it difficult to envisage a clear-cut trend of the economy in the short term.

2022 FINANCIAL STATEMENTS

This complex and vulnerable economic context is aggravated by the currency restrictions imposed by the BCRA pursuant to which the BCRA’s prior authorization is required for certain transactions, such as the Company’s transactions associated with the payment of imports of goods that are necessary for the provision of the service and the payments to service the financial debt.

As a consequence of the described context, the Company witnessed an even greater deterioration of its economic and financial equation due to the long overdue adjustment of rates, the impossibility of taking legal action to enforce payment of debts for electricity consumed but not paid, and the increase in costs on the Company’s operating structure and supplies. Therefore, it became necessary to partially postpone payments to CAMMESA for energy purchased in the MEM as from the maturities taking place in March 2020; payment obligations which were partially regularized, but as of December 31, 2022 accumulated a past due principal balance of $ 63,689, plus interest and charges for $ 79,640. With the signing of the Memorandum of Agreement in the month of December, the Company reaffirmed its intent to regularize its debt. However, the effects of the aforementioned agreement are partially contingent on the grantor of the concession’s actually granting an increase in the VAD (Note 2.c). In this regard, on February 28, 2023, by means of Resolution No. 241/2023, the ENRE approved the new electricity rate schedules applicable as from April 1 and June 1, 2023.

Despite the previously detailed situation, it is worth pointing out that, in general terms, the quality of the electricity distribution service has been improved, both in duration and frequency of power cuts. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the demand, the Company continues to analyze different measures aimed at mitigating the negative effects of this situation on its financial structure, such as the already adopted one related to the restructuring of its financial debt (Note 39), the signing of the Memorandum of Agreement on the Regularization of Payment Obligations (Note 2.c), and the recent electricity rate adjustment provided for by the previously mentioned ENRE Resolution, thus minimizing the impact on the sources of employment, the execution of the investment plan, and the carrying out of the essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and reliability.

Due to that which has been previously described, the Board of Directors concluded that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about edenor’s ability to continue as a going concern, which may result in the Company’s being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, these financial statements have been prepared assuming that the Company will continue to operate as a going concern, and do not include the adjustments or reclassifications that might result from the outcome of these uncertainties, inasmuch as this Distribution Company has historically been provided with transitional solutions that have made it possible to partially restore the economic and financial equation and ensure the operation of its distribution networks, due to the essential service its provides.

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

2022 FINANCIAL STATEMENTS

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

On April 18, 2022, by means of SE Resolutions Nos. 235 and 236/2022, the PEN called a Public Hearing to be held on May 11 and 12, 2022, respectively, to consider the following issues:

-	new reference prices of the Seasonal Price of Electricity (PEST), applicable as from June 1, 2022;
-	implementation of the segmentation of Customers for the granting of Federal Government subsidies on energy prices to the users of the electric service, for the 2022-2023 biennium.

Neither of the above-mentioned items represent an improvement in the Company’s revenues from the CPD; they only imply the transfer of prices to and/or elimination of subsidies on the amounts to be billed to the Users.

In line with the foregoing, on June 16, 2022, by means of Executive Order No. 332/2022, the PEN establishes the rate segmentation system. Subsequently, by means of Resolution No. 467 dated June 27, 2022, the Energy Secretariat, as the defined application authority, instructs the Undersecretariat of Energy Planning to implement the aforementioned segmentation, which is carried out by means of Directive No. 1 dated June 28, 2022.

In relation thereto, on September 15, 2022, by means of SE Resolution No. 649/2022, it is provided that those households that have registered in “Level 3 – Average Income” will be charged the seasonal reference prices defined for “Level 1, Distributor Residential Demand” for the consumption of electricity exceeding 400 KWh per month. Consequently, by means of ENRE Resolution No. 434/2022, the values of the electricity rate schedules for such category are modified.

Furthermore, on November 14, 2022, by means of Resolution No. 576/2022, the ENRE called a Public Hearing for January 23, 2023, to make known and listen to opinions on the proposals aimed at obtaining a transitional adjustment of the electricity rate, with such Public Hearing being held in the framework of the RTI renegotiation process and prior to defining the electricity rates to be applied by the concession holders.

In the above-mentioned Hearing, the Company stated its position on the imbalances of the electricity rate as compared to that of other concession holders outside the AMBA and as compared to other essential services, putting an emphasis on the opportunity to correct these imbalances and committing itself to maintain the level of investments necessary to maintain the operation of the network.

2022 FINANCIAL STATEMENTS

Finally, on February 17, 2023, the SE instructed the ENRE to apply to the electricity rates the increase in the VAD, stating that the transitional electricity rate adjustment was to take place on or prior to March 1, 2023. Accordingly, on February 28, 2023, by means of Resolution No. 241/2023, the ENRE approved the new electricity rate schedules, applicable as from April 1 and June 1, 2023, with the aim of implementing the increase in the value of the consumers’ bills in two tranches.

The following resolutions were issued by the SE and the ENRE, in connection with the Company’s electricity rate schedules and the seasonal reference prices (Stabilized Price of Energy and Power Reference Price):

Resolution	Date	What it approves	Effective as from
SE No. 305/2022	April 29, 2022	Seasonal reference prices (1)	May 1
ENRE No. 146/2022	May 6, 2022	Electricity rate schedules	May 1
SE No. 405/2022	May 27, 2022	Seasonal reference prices	June 1
ENRE No. 171/2022	May 31, 2022	Electricity rate schedules	June 1
SE No. 605/2022	July 28, 2022	Seasonal reference prices	August 1
ENRE No. 222/2022	July 29, 2022	Electricity rate schedules	August 1
SE No. 627/2022	August 25, 2022	Seasonal reference prices	September 1
ENRE No. 313/2022	September 7, 2022	Electricity rate schedules	September 1
SE No. 649/2022	September 13, 2022	Seasonal reference prices	September 1
ENRE No. 434/2022	September 22, 2022	Electricity rate schedules	September 1
ENRE No. 484/2022	October 6, 2022	Electricity rate schedules (2)	September 1
SE No. 719/2022	October 28, 2022	Seasonal reference prices (3)	November 1
ENRE No. 554/2022	November 2, 2022	Electricity rate schedules	November 1
SE No. 54/2023	February 1, 2023	Seasonal reference prices	February 1
ENRE No. 177/2023	February 2, 2023	Electricity rate schedules	February 1
ENRE No. 241/2023	February 28, 2023	Electricity rate schedules	April 1 and June 1

(1)	It approves the Winter Seasonal Programming for the MEM submitted by CAMMESA, relating to the May 1, 2022-October 31, 2022 period.
(2)	It amends the average electricity rate approved by ENRE Resolution No. 434/2022, which implied a 3.8% decrease thereof, according to the valuation of the residential user category’s consumption during the month of September.
(3)	It approves the Summer Seasonal Programming for the MEM submitted by CAMMESA, relating to the November 1, 2022-April 30, 2023 period.

c)	Memorandum of Agreement on Regularization of Payment Obligations – Debt for the purchase of energy in the MEM

On December 29, 2022, and following the guidelines set forth in both the FY2021 National Government Budget, section 87 of Law No. 27,591, and Resolution No. 40/2021 of the Energy Secretariat concerning the “Special system for the settlement of debts”, the Company, the Federal Government, the ENRE, and CAMMESA agreed on the Memorandum of Agreement on the Regularization of Payment Obligations, pursuant to which the Company recognizes to owe CAMMESA a sum of $ 57,159, for the periods from September 2020 to August 2022. Furthermore, the Energy Secretariat recognizes a credit in favor of the Company in the amount of $ 24,174.

Consequently, once the aforementioned credits have been deducted, the Company agrees to pay a debt of $ 32,985 to be paid under a payment plan in 96 progressively increasing installments, with a six-month grace period and at the rate in effect in the MEM, reduced by 50%. The relevant adjustments, as agreed-upon in the agreement, will be added to such amount.

Pursuant to Article Six of the Memorandum of Agreement, the granting by the ENRE of an increase in the VAD is a condition precedent to the payment of all the obligations when due; therefore, the Company’s Management believes that the event required in order for the substitution of the debt (novation) to take place did not occur in 2022; accordingly, the impact thereof is not recognized in the fiscal year.

As regards the credits recognized by the SE, the Company considers them to be vested rights inasmuch as they are not subject to any condition whatsoever and will be implemented by means of commercial documents to be issued by CAMMESA, with the effects thereof thus being recognized in the current fiscal year.

2022 FINANCIAL STATEMENTS

The above-mentioned credits relate to the following concepts:

Concept	Amount
a) Implementation of policies to benefit the demand (2 bills)	$9,670
b) Maintenance of electricity rates (1 bill)	$4,835
c) Investment Plan (0.37 bills)	$1,802
d) Section 2 Res. 642/22 (1.63 bills)	$7,867
5 bills	$24,174

a) is earmarked exclusively for the regularization of the debt of delinquent users benefited from the policies implemented to benefit the demand, giving priority to those who have benefited from the provisions of Executive Order No. 311/2020, Neighborhood Sports Clubs and Public Welfare Organizations. Consequently, the Company’s trade receivables, whose debt had stemmed from delinquency or non-payment during the ASPO or DISPO are offset, and compensation amounts as a consequence of an exceptional emergency measure adopted by the Federal Government are recognized.

b) and d) require no specific action from the Company.

c) relates to the specific Investment Plan carried out by the Company in 2021. In this regard, the Company recognizes a deferred income item for such amount, as provided for by IAS 20 “Government Grants”.

The combined effect of the previously described captions amounts to $ 18,136 and $ 2,650, which are disclosed in the Memorandum of Agreement on the Regularization of Payment Obligations line item of the Statement of Comprehensive Income (Loss), and Other operating income, respectively.

d)	Framework Agreement

On December 16, 2020, the “Agreement on the Development of the Preventive and Corrective Maintenance Works Plan for the Electricity Distribution Network of the Buenos Aires Metropolitan Area”, was signed with the Federal Government and the province of Buenos Aires, to guarantee the electricity supply to vulnerable neighborhoods of the Buenos Aires Metropolitan Area.

The debt for the electricity supplied in the October 2017 – July 2020 period to low-income areas and shantytowns in edenor’s concession area amounted to $ 2,126. Furthermore, it is necessary to consider an amount that will be equivalent to the total consumption of vulnerable neighborhoods between August and December 2020.

All these amounts will be applied to the Works Plan in order that the necessary investment and preventive and corrective maintenance works can be carried out in the networks in charge of distribution companies and related to vulnerable neighborhoods and other areas of the concession area, with the aim of improving the service therein provided and meeting the contingencies and any peak demand that often occurs in the summer. The Company may use the funds only after the ENRE has certified compliance with both the degree of completion of the works included in the referred to plan and the related financial milestones.

As of December 31, 2022, negotiations are underway between the Company and the ENRE concerning the other disbursements stipulated in the agreement, which total an additional $1,000 relating to the second and third disbursements, plus a fourth disbursement in accordance with that which the ENRE will validate and inform about the vulnerable neighborhoods’ total consumption between August and December 2020.

At the date of issuance of these financial statements, the Company has used a total of $ 3,016, $ 1,517 of which has not yet been credited, relating to the reports on progress of the works performed. The income recognized in fiscal year 2022, which relates to reports on progress of the works performed with the Company’s own funds amounts to $ 1,222 (which at the purchasing power of the currency at December 31, 2022 amounts to $ 1,760).

2022 FINANCIAL STATEMENTS

Furthermore, on December 21, 2022, the “Agreement on Recognition of Electricity Consumption in Vulnerable Neighborhoods of the Province of Buenos Aires” was entered into with the Federal Government and the Province of Buenos Aires. The Federal Government and the Province of Buenos Aires are (according to Executive Order No. 1974/2004) jointly responsible for the cost of the electricity related to the consumption of the collective meters of vulnerable neighborhoods.

Because of that, the parties enter into the Agreement in order to settle the amounts relating to the cost of the consumption of electricity recorded by the collective meters, including the reimbursement of the Seasonal Price of Energy and the Power Reference Price in the MEM (plus transmission fees and the charge relating to the National Fund of Electricity).

Taking into consideration that, as informed by the ENRE in relation to the consumption of the January-December 2021 period, the Federal Government has to make a contribution of $ 917, and the Province of Buenos Aires a contribution of $ 336 (including discounted payments made by the Province on a monthly basis in respect of the consumption of vulnerable neighborhoods by virtue of the social tariff subsidy), the credit in favor of the Company -earmarked for the regularization of debts with CAMMESA for the purchase of energy, pursuant to the latter’s statement of accounts- totals $ 1,253. On January 30, 2023, the Province of Buenos Aires’ portion was effectively settled according to CAMMESA’s statement of accounts.

At the date of issuance of these financial statements, the Company has recognized a total of $ 1,253 for the recognition of consumption of electricity in vulnerable neighborhoods, which does not include the finance charge.

e)	Agreement on the Regularization of Obligations – May 2019

On May 10, 2019, edenor, Edesur S.A. and the National Energy Secretariat entered into the Agreement on the Regularization of Obligations for the Transfer of Concession Holders to the Local Jurisdictions, whereby, prior to the transfer of the respective concessions to the jurisdictions of the PBA and the CABA, respectively, (i) the existing debts and credits are mutually offset; (ii) a term and modality of payment of the fines payable to users and the Government are agreed-upon, in three and five years, respectively; (iii) settlement of the fines payable to the Government is allowed to be made through investments in specific works to improve the service; and (iv) it is agreed that any legal actions against the Federal Government for damages caused by the freeze on rates since 2017 will be abandoned. The effects of this agreement were recognized in the Company’s financial statements as of December 31, 2019.

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

Finally, on August 22, 2022, by means of ENRE Resolution No. 292/2022, it is provided that all the proceedings be provisionally terminated because the docket shows no activity as a result of ME Resolutions Nos. 590 and 656/2021, and that the provisions of such resolutions shall be in effect until notice of the final judgements on the related proceedings is given to the ENRE by any reliable means.

2022 FINANCIAL STATEMENTS

f)	Penalties

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

As of December 31, 2022 and 2021, the Company has recognized in its financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, relating to the control periods elapsed as of those dates, following the criteria and estimates available, which may differ from the actual ones.

Furthermore, ENRE Resolution No. 63/17, as amended and supplemented, has set out the control procedures, the service quality assessment methodologies, and the penalty system, applicable as from February 1, 2017, for the 2017–2022 period.

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

By means of Resolution No. 15/2021, the ENRE approved the new methodology for crediting and distributing the penalties payable to all the Active Users and the modality of crediting penalties to the Solidarity Account for Users in Vulnerable Situations, as well as the manner in which edenor must produce that information and send it to the ENRE

Furthermore, there exist certain penalties related to the quality of the information and the quality of the technical service, the penalty procedure of which is being challenged by the Company due to the fact that it applies retroactively to time-barred periods and has calculation defects in relation to the applicable regulations.

The effects of the resolutions detailed in this note have been quantified by the Company and recognized as of December 31, 2022 and 2021, which does not imply the Company’s consent to the applied criteria.

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

2022 FINANCIAL STATEMENTS

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

The financial statements for the year ended December 31, 2022 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, which have been adopted and incorporated by the CNV. The financial statements were approved for issue by the Company’s Board of Directors on March 9, 2023.

By means of General Resolution No. 622/2013, the CNV provided for the application of Technical Resolution No. 26 of the FACPCE, which adopts the IFRS issued by the IASB, for those entities that are included in the public offering system of Law No. 17,811, as amended, whether on account of their capital or their corporate notes, or have requested authorization to be included in the aforementioned system.

Comparative information

The balances as of December 31, 2021, disclosed in these financial statements for comparative purposes, arise as a result of restating the financial statements as of that date to the purchasing power of the currency at December 31, 2022. This, as a consequence of the restatement of the financial information described hereunder. Furthermore, certain amounts of the financial statements presented on a comparative basis have been reclassified in order to maintain consistency of presentation with the amounts of the reporting year.

Restatement of financial information

The financial statements as of December 31, 2022, including the figures relating to the previous year, have been stated in terms of the measuring unit current at December 31, 2022, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”. As a result thereof, the financial statements are stated in terms of the measuring unit current at the end of the reporting year.

The inflation rate applied for the fiscal year commenced January 1, 2022 and ended December 31, 2022, based on that indicated in the preceding paragraph, was 94.8%.

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

Consequently, the Argentine economy should be regarded as highly inflationary as from July 1, 2018. The standard states that the adjustment will be resumed from the date on which it was last made, February 2003. Moreover, on July 24, 2018, the FACPCE issued a communication confirming that which has been previously mentioned. Additionally, it should be taken into account that on December 4, 2018 the Official Gazette published Law No. 27,468 pursuant to which the provisions of Executive Order No. 664/2003 of the PEN, which did not allow for the filing of inflation-adjusted financial statements, are no longer in effect. This regulation states that the provisions of section 62 of Business Organizations Law No. 19,550 -preparation of financial statements to reflect the effects of inflation- will continue to apply, thus reinstating the adjustment for inflation. On December 28, 2018, the CNV, reaffirming the provisions of Law No. 27,468, published Resolution No. 777/18 stating that issuing companies shall apply the restatement method of financial statements to reflect the effects of inflation in conformity with IAS 29.

2022 FINANCIAL STATEMENTS

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

Taking into consideration the above-mentioned index, in the fiscal years ended December 31, 2022, 2021, 2020, 2019 and 2018, the inflation rate amounted to 94.8%, 50.9%, 36.13%, 53.77% and 47.66%, respectively.

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

Restatement of the Statement of Comprehensive Income (Loss)

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

2022 FINANCIAL STATEMENTS

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

Note	4 | Accounting policies

The main accounting policies used in the preparation of these Financial Statements are detailed below.

Note	4.1 | New accounting standards, amendments and interpretations issued by the IASB, that are effective as of December 31, 2022 and have been adopted by the Company

The Company has first applied the following standards and/or amendments as from January 1, 2022:

- IAS 16 “Property, plant and equipment”, amended in May 2020: It incorporates amendments to the recognition of inventories, sales and costs of items produced while bringing an item of property, plant and equipment to the location and condition necessary for its intended use.

- Annual improvements to IFRS – 2018-2020 Cycle: the amendments were issued in May 2020. Includes amendments to IFRS 1 “First-time adoption of IFRS”; IFRS 9 “Financial instruments”; IFRS 16 “Leases”; and IAS 41 “Agriculture”.

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

- IAS 1 “Presentation of financial statements”, amended in January and July 2020, February 2021 and October 2022. It incorporates amendments to the classification of liabilities as current or non-current. It also incorporates the requirement that an entity disclose its material accounting policies rather than its significant accounting policies. It explains how a company can identify a material accounting policy. The amendments apply to annual periods beginning as from January 1, 2023 and January 1, 2024, with early adoption permitted. The application thereof will impact neither the Company’s results of operations nor its financial position.

2022 FINANCIAL STATEMENTS

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

- IFRS 16 “Leases”, amended in September 2022: It clarifies how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendments apply to annual periods beginning as from January 1, 2024.

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

2022 FINANCIAL STATEMENTS

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

Revenue from the electricity supplied by the Company to low-income areas and shantytowns is recognized to the extent that a renewal of the Framework Agreement is formalized for the period in which the service was rendered. At the date of issuance of these financial statements, the Company is negotiating the extensions of the Framework Agreement with the Federal and the Provincial Governments, as the case may be (Note 2.d).

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year, which has been valued on the basis of applicable electricity rates.

The Company also recognizes revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles, transmission of electricity to other distribution companies, inasmuch as the services are provided on the basis of the price established in each contract. Revenue is not adjusted for the effect of the financing components as sales’ payments are not deferred over time, which is consistent with market practice.

2022 FINANCIAL STATEMENTS

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

b.       Transactions and balances

Foreign currency denominated transactions and balances are translated into the functional and presentation currency using the rates of exchange prevailing at the date of the transactions or revaluation, respectively. The gains and losses generated by foreign currency exchange differences resulting from each transaction and from the translation of monetary items valued in foreign currency at the end of the year are recognized in the Statement of Comprehensive Income (Loss).

The foreign currency exchange rates used are the buying and selling rate for monetary assets and liabilities, respectively, and the specific exchange rate for foreign currency denominated transactions.

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

2022 FINANCIAL STATEMENTS

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

Assigned and held-in-custody assets are measured in accordance with Note 4.8.

The subsidies received from the Government are recognized when the defined works plans are carried out.

Note	4.7 | Inventories

The Company’s inventories are materials and supplies to be consumed in the service rendering process. Inventories are valued at acquisition cost restated to reflect the effects of inflation, less recognized impairment losses.

They are valued based on the purchase price, import duties (if applicable), and other taxes (that are not subsequently recovered), and other costs directly attributable to the acquisition of those assets.

Cost is determined by applying the weighted average price (WAP) method.

The Company has classified inventories into current and non-current depending on the period of time in which they are expected to be used, whether for maintenance or capital expenditures. The non-current portion of inventories is disclosed in the “Property, plant and equipment” account.

The valuation of inventories, taken as a whole, does not exceed their recoverable value at the end of each fiscal year.

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

2022 FINANCIAL STATEMENTS

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

Financial assets are initially recognized at fair value plus, in the case of financial assets that are not measured at fair value through profit or loss, transaction costs directly attributable to the acquisition of those financial assets.

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

In the case of financial assets measured at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the impairment loss is recognized in the Statement of Comprehensive Income (Loss).

While cash, cash equivalents and financial assets measured at amortized cost are also subject to the impairment requirements of IFRS 9, the identified impairment loss is immaterial.

2022 FINANCIAL STATEMENTS

Note	4.8.4 | Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the Statement of Financial Position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Note	4.9 | Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which the relevant contract is signed. Subsequent to the initial recognition, they are remeasured at their fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if that is the case, on the nature of the item being hedged. As of December 31, 2022, the economic impact of these transactions, which resulted in a loss of $ 173, is recorded in the “Other finance income (costs)” account of the Statement of Comprehensive Income (Loss).

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

2022 FINANCIAL STATEMENTS

CNV General Resolution No. 593/11 provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Unappropriated retained earnings account has a positive balance, must adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these. The Company Shareholders’ Meetings have complied with the above-mentioned requirement.

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

Refundable: The Company receives assets or facilities (or the cash necessary to acquire or build them) from certain customers for services to be provided, based on individual agreements and in the framework of ENRE Resolution No. 215/12 provisions. These contributions are initially recognized as trade payables at fair value with a contra-account in property, plant and equipment, and subsequently measured at amortized cost using the effective interest rate method.

d.	Other payables

The financial liabilities recorded in other payables and the advances for the execution of works, are initially recognized at fair value and subsequently measured at amortized cost.

2022 FINANCIAL STATEMENTS

The recorded liabilities for penalties accrued, whether imposed or not yet issued by the ENRE (Note 2.f), and other provisions are the best estimate of the settlement value of the present obligation in the framework of IAS 37 provisions at the closing date of these financial statements.

The balances of ENRE penalties and discounts are updated in accordance with the regulatory framework applicable thereto and on the basis of the Company’s estimate of the outcome of the renegotiation process described in Note 2.f.

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

Non-refundable customer contributions: The Company receives assets or facilities (or the cash necessary to acquire or build them) for services to be provided, based on individual agreements. The assets received are recognized by the Company as property, plant and equipment with a contra-account in deferred revenue, the accrual of which depends on the nature of the identifiable services, in accordance with the following:

•	Customer connection to the network: revenue is accrued until such connection is completed;

•	Continuous provision of the electric power supply service: throughout the shorter of the useful life of the asset and the term for the provision of the service.

Government grants: The Company receives transfers of resources in return for past or future compliance with certain conditions related to the entity’s operating activities. The grants related to assets are recognized as deferred income items and amortized on a systematic basis over the useful life of the relating asset (Note 2.c).

Note	4.15 | Employee benefits

•        Benefit plans

The Company operates several benefit plans. Usually, benefit plans establish the amount of the benefit an employee will receive at the time of his/her retirement, generally based on one or more factors such as age, years of service and salary.

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

2022 FINANCIAL STATEMENTS

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

When the employees provide the services before the shares are granted, the fair value at the grant date is estimated in order to recognize the relevant result.

Furthermore, taking into account that share-based payments are not considered significant balances, the disclosures required under IFRS 2 have not been made.

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

2022 FINANCIAL STATEMENTS

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

As from fiscal years ended in December 2021, fourth fiscal year since the implementation of the tax inflation adjustment, the threshold for its application is that the cumulative variation of the aforementioned index for the thirty-six months prior to the closing date of the relevant fiscal year be greater than 100%. Furthermore, unlike fiscal years 2019 and 2020, for fiscal year 2021, such adjustment was no longer to be applied with deferrals (over six fiscal years) but rather computed in full in the tax balance sheet for that period. Furthermore, in accordance with the provisions of the 2023 Budget Law, for fiscal year 2022 the deferral in thirds of the tax inflation adjustment is to be retroactively applied; therefore, the Company recognized the effects in the calculation of the current and deferred income tax provision.

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

Note	4.19 | Balances with related parties

Receivables and payables with related parties are recognized at amortized cost in accordance with the terms agreed upon by the parties involved.

2022 FINANCIAL STATEMENTS

Note	4.20 | Classification of assets and liabilities into current and non-current

Assets and liabilities are presented as current and non-current in the Statement of Financial Position.

An asset is classified as current when the Company:

-	expects to realize the asset or intends to sell or consume it in its normal operating cycle;
-	holds the asset primarily for the purpose of trading;
-	expects to realize the asset within twelve months after the reporting year; or
-	the asset is cash or a cash equivalent unless the asset is restricted and cannot be exchanged or used for the settlement of a liability for at least twelve months after the closing of the reporting year.

All other assets are classified as non-current.

A liability is classified as current when the Company:

-	expects to settle the liability in its normal operating cycle;
-	the liability is due to be settled within twelve months after the closing date of the reporting year; or
-	does not have an unconditional right to defer settlement of the liability for at least twelve months after the closing date of the reporting year.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current assets or liabilities as appropriate.

Note	5 | Financial risk management

Nota	5.1 | Financial risk factors

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

2022 FINANCIAL STATEMENTS

a.	Market risks

i.	Currency risk

Currency risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in foreign currency exchange rates. The Company’s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity rates that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial debt is denominated in US dollars. Therefore, the Company is exposed to the risk of a loss resulting from a devaluation of the peso. The Company may hedge its currency risk by trying to enter into currency futures. At the date of issuance of these financial statements, the Company has not hedged its exposure to the US dollar.

If the Company continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations.

As of December 31, 2022 and 2021, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.22	Total 12.31.21
ASSETS
CURRENT ASSETS
Other receivables	USD	19.3	176.960	3,415	201
Financial assets at fair value through profit or loss	USD	81.7	176.960	14,458	9,203
Cash and cash equivalents	USD	0.2	176.960	35	2,402
TOTAL CURRENT ASSETS				17,908	11,806
TOTAL ASSETS				17,908	11,806

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	82.1	177.160	14,537	—
TOTAL NON-CURRENT LIABILITIES				14,537	—
CURRENT LIABILITIES
Trade payables	USD	17.7	177.160	3,136	2,402
	EUR	0.2	189.259	38	—
Borrowings	USD	1.0	177.160	184	19,989
Other payables	USD	1.3	177.160	228	2,001
TOTAL CURRENT LIABILITIES				3,586	24,392
TOTAL LIABILITIES				18,123	24,392

(1)	The exchange rates used are the BNA exchange rates in effect as of December 31, 2022 for US Dollars (USD) and Euros (EUR).

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.22	12.31.21
Net position
US dollar	(177)	(12,586)
Euro	(38)	—
Total	(215)	(12,586)

2022 FINANCIAL STATEMENTS

The Company estimates that a 10% devaluation of the Argentine peso with respect to each foreign currency, with all other variables held constant, would give rise to the following decrease in the loss for the year:

	12.31.22	12.31.21
Net position
US dollar	(18)	(1,259)
Euro	(4)	—
Decrease in the results of operations for the year	(22)	(1,259)

ii.	Price risk

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

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2022 and 2021, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

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

2022 FINANCIAL STATEMENTS

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

At each fiscal year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2022 and 2021, delinquent trade receivables totaled approximately $ 6,562 (net of $ 4,235 recognized according to Note 2.c.) and $ 20,277, respectively. As of December 31, 2022 and 2021, the financial statements included allowances for $ 4,634 and $ 11,700, respectively.

The inability to collect the amounts receivable in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay loans, including payment of the Corporate Notes.

The balances of the bills for electricity consumption of T1 (small-demand), T2 (medium-demand) and T3 (large-demand) customers that remain unpaid seven working days after the bills’ first due dates are considered delinquent trade receivables. Additionally, the amounts included in the Framework Agreement are not considered within delinquent balances of the electricity supplied to low-income areas and shantytowns.

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

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in money market funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2022 and 2021, the Company’s current financial assets at fair value amount to $ 28,701 and $ 30,097, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

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

2022 FINANCIAL STATEMENTS

	No deadline	Less than 3 months	From 3 months to 1 year	From 1 to 2 years	From 2 to 5 years	Total
As of December 31, 2022
Trade payables and other liabilities	120,470	67,730	9,468	409	23,705	221,782
Borrowings	—	—	184	14,537	—	14,721
Total	120,470	67,730	9,652	14,946	23,705	236,503

As of December 31, 2021
Trade payables and other liabilities	103,096	52,522	14,009	606	24,386	194,619
Borrowings	—	—	19,989	—	—	19,989
Total	103,096	52,522	33,998	606	24,386	214,608

Nota	5.2 | Concentration risk factors

a.	Related to customers

The Company’s receivables derive primarily from the sale of electricity.

No single customer accounted for more than 10% of sales for the years ended December 31, 2022 and 2021.

b.	Related to employees who are union members

As of December 31, 2022, the Company’s employees are members of unions, Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the Federal Capital) and Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies). These employees labor cost depends on negotiations between the Company and the unions; a sensitive change in employment conditions generates a significant impact on the Company’s labor costs.

The collective bargaining agreements entered into in March 2020 were subsequently revised in September and November 2022 and in February 2023, as a consequence of the inflationary context in which the Argentine economy is immersed. At the date of issuance of the financial statements, there is no certainty concerning future collective bargaining agreements.

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

The gearing ratios at December 31, 2022 and 2021 were as follow:

	12.31.22	12.31.21
Total liabilities	354,465	319,718
Less: Cash and cash equivalents and Financial assets at fair value through profit or loss	(30,331)	(36,276)
Net debt	324,134	283,442
Total Equity	125,666	143,550
Total capital attributable to owners	449,800	426,992
Gearing ratio	72.06%	66.38%

2022 FINANCIAL STATEMENTS

Nota	5.4 | Regulatory risk factors

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

The table below shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2022 and 2021:

LEVEL 1

At December 31, 2022
Assets
Other receivables
Transferred assets and in custody	4,675
Financial assets at fair value through profit or loss:
Negotiable instruments	13,716
Mutual funds	14,985
Cash and cash equivalents:
Mutual funds	763
Total assets	34,139

At December 31, 2021
Assets
Financial assets at fair value through profit or loss:
Negotiable instruments	17,281
Mutual funds	12,816
Cash and cash equivalents
Mutual funds	2,627
Total assets	32,724

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

2022 FINANCIAL STATEMENTS

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

The allowance for the impairment of accounts receivable is assessed based on the delinquent balance, which comprises all such debt arising from the bills for electricity consumption of T1 (small-demand), T2 (medium-demand), and T3 (large-demand) customers that remain unpaid seven working days after their first due dates. The Company’s Management records an allowance by applying to the delinquent balances of each customer category an uncollectibility rate that is determined according to each customer category, based on the historical comparison of collections made.

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

Revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. The accounting policy for the recognition of estimated revenue is considered critical because it depends on the amount of electricity effectively delivered to customers, which is valued on the basis of applicable electricity rates. Unbilled revenue is classified as current trade receivables.

c.	Impairment of long-lived assets

The Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of the long-lived assets, which is measured as the higher of value in use and fair value less costs to sell at the end of the year, may be impaired.

Due to the new events that occurred in the fiscal year, mainly those mentioned in Notes 1, 2.b. and 2.c., the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated.

2022 FINANCIAL STATEMENTS

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

The Company has made its projections under the assumption that in the next few years it will obtain the delayed electricity rates adjustments to which it is entitled in accordance with the applicable regulations, using as a basis a Discount rate (WACC) in dollars of 14.62%, translating it into Argentine pesos for the discount in each of the scenarios presented.

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

In order to consider the estimation risk included in the projections of the aforementioned variables, the Company has taken into consideration three alternative probability-weighted scenarios, which are detailed below:

a)	Scenario No. 1: considers adjustments in the VAD in accordance with ENRE Resolution No. 241/2023 (Note 2.b.) in the months of April and June 2023, and an additional adjustment in the month of October on account of the CPD increases set by the RTI that had not been applied as of that date. As from February 2024, the CPD adjustments for each period are transferred to the electricity rate. Probability of occurrence assigned 25%.

b)	Scenario No. 2: considers adjustments in the VAD in accordance with ENRE Resolution No. 241/2023 (Note 2.b.) in the months of April and June 2023, and an additional adjustment (lower than that of Scenario No.1) in the month of October on account of the CPD increases set by the RTI that had not been applied as of that date. As from February 2024, the CPD adjustments for each period are transferred to the electricity rate. Probability of occurrence assigned 60%.

c)	Scenario No. 3: considers adjustments in the VAD in accordance with ENRE Resolution No. 241/2023 (Note 2.b.) in the months of April and June 2023. In February 2024, the CPD for 2023 is transferred to the electricity rate, in a percentage lower than that set by the RTI. As from August 2024, the CPD adjustments for each period are transferred to the electricity rate, in a percentage lower than that set by the RTI. Probability of occurrence assigned 15%.

In all the cases, payments under the payment plan resulting from the Framework Agreement (Note 2.c) for the debt incurred with CAMMESA until August 2022 are made. A similar plan (with no reduction in principal or interest) is applied to the debt with CAMMESA of the September 2022 - February 2023 period. As from March 2023, 100% of the invoice is paid.

The Company has assigned to these three scenarios the previously detailed probability of occurrence percentages based mainly on experience and giving consideration to the current economic and financial situation.

After having carried out the analysis of recoverability of long-lived assets, as of the date of these financial statements, the Company has recorded no additional impairments of property, plant and equipment.

2022 FINANCIAL STATEMENTS

Sensitivity analysis:

The main factors that could result in impairment charges or recoveries in future periods are: i) a distortion in the nature, timing, and modality of the electricity rate increases; ii) a distortion in the nature, timing, and modality of the settlement of the debt with CAMMESA. These factors have been taken into account in the aforementioned weight of scenarios. Due to the uncertainty inherent in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them taken individually could lead to significant changes in the determination of the recoverable value.

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

Deferred tax assets are reviewed at each reporting date and reduced according to the probability that a sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. The realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, the Company’s Management takes into consideration the scheduled reversal of deferred tax liabilities, the projected future taxable income, the prevailing rates to be applied in each period, and tax planning strategies.

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

The Company considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events that are valued on the basis of the Management´s best estimate of the expenditure required to settle the present obligation at the date of these financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on that which has been described in Note 2.f.

g.	Contingencies and provisions for lawsuits

The Company is a party to several complaints, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or compensation. The Company’s potential liability with respect to such claims, lawsuits and legal proceedings cannot be accurately estimated. The Company’s Management, with the assistance of its legal advisors, periodically analyzes the status of each significant matter and evaluates the Company’s potential financial exposure. If the loss deriving from a complaint or legal proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded.

2022 FINANCIAL STATEMENTS

Provisions for contingent losses represent a reasonable estimate of the losses that will be incurred, based on the information available to Management at the date of the financial statements preparation, taking into account the Company’s litigation and settlement strategies. These estimates are mainly made by Management. However, if the Management’s estimates proved wrong, the current provisions could be inadequate and result in a charge to profits that could have a material effect on the Statements of Financial Position, Comprehensive Income (Loss), Changes in Equity and Cash Flows.

Note	7 | Interest in joint ventures

The Company’s interests in joint ventures as of December 31, 2022 and 2021 are as follow:

Percentage interest held		Equity attributable to the owners
in capital stock and votes		12.31.22	12.31.21
SACME	50.00%	21	27

Note	8 | Contingencies and lawsuits

The Company has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. The Company’s Management estimates that the outcome of the current contingencies and lawsuits will not result in amounts that either exceed those of the recorded provisions or could be significant with respect to the Company’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against the Company related to legal actions for individual non-significant amounts, which as of December 31, 2022 total $ 7,054, for which a provision has been recorded.

We detail below the nature of the significant judicial processes in relation to which, as of December 31, 2022, the Company believes, based on the opinion of its in-house and external legal advisors, there exist grounds for them not to be deemed probable.

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

2022 FINANCIAL STATEMENTS

The Company filed appeals to the Federal Social Security Court of Appeals, on July 6, 2021 and September 13, 2021, against the first two resolutions, relating to the 01/2017-06/2019 and 11/2011-12/2016 periods, respectively, as the administrative remedies available in relation thereto have been exhausted.

Finally, on August 23, 2022 the Company was notified by the AFIP of the resolution whereby the challenge filed is rejected and the adjustment assessed under Verification Process Order No. 1,893,337 for the periods of July 2019 through November 2019 is confirmed. This act exhausted all the available administrative remedies. In view of the disagreement over the adjustment, on October 4, 2022 the Company filed an Appeal to the Federal Social Security Court of Appeals.

In the Company’s opinion, strong and sufficient arguments exist to make its position prevail at the judicial stage. Consequently, as of December 31, 2022 no liabilities whatsoever have been recorded by the Company for this matter.

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

The Company believes that it has sufficient authority under the Agreement on the Renegotiation of the Concession Agreement to support the payment made under such conditions and considers it to be in compliance with the law, to have an extinguishing effect and to have implied no damage to the users. In this regard, the Company believes that there exist sufficient and solid arguments to make its position prevail at the judicial stage; therefore, no liabilities whatsoever for this concept have been recorded as of December 31, 2022.

-	AFIP’s Income Tax claim, Undocumented outflows and VAT

On July 2, 2020, and at the request of the Court hearing a criminal case, the AFIP initiated a sua sponte assessment process of tax debt for possible apocryphal invoices issued by the suppliers in question, as they are considered to be “usinas mixtas” (companies used as real and fake invoice plants).

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

2022 FINANCIAL STATEMENTS

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

The Company believes that the assessments issued by the AFIP are groundless; therefore, on December 10, 2021 an Appeal was filed to the Federal Tax Court against the three rulings. This appeal, which at the date of issuance of these financial statements is under the period for producing evidence, stays the execution of payment.

On February 18, 2022, the Company was served notice of the initiation of a new verification process in respect of the same suppliers in question, with a request for additional information on transactions performed from January 2019 until October 2021. It was answered within the legal timeframe and in proper form on March 8, 2022. The verification process is currently open.

On December 26, 2022, the Company was served notice of the court of original jurisdiction’s decision whereby the criminal charges against all the former executive officers of edenor were dismissed. It is worth pointing out that such decision was appealed by the AFIP on January 18, 2023.

In the Company’s opinion, strong and sufficient arguments exist to make its position prevail at the subsequent judicial stages of the process. Therefore, no liabilities whatsoever have been recorded for this matter as of December 31, 2022.

Note	9 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a category for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was rendered. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access to the available transmission capacity within its distribution system upon payment of a wheeling fee.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

2022 FINANCIAL STATEMENTS

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the SE. The price of the Company’s electric power represents transmission costs and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the electricity rate by virtue of its concession amounts to approximately 9.1%.

	12.31.22		12.31.21		12.31.20
	GWh	$	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	13,052	112,853	12,373	130,223	11,600	168,574
Medium demand segment: Commercial and industrial (T2)	1,529	21,035	1,447	23,668	1,341	30,990
Large demand segment (T3)	3,714	61,391	3,492	55,576	3,210	58,284
Other: (Shantytowns/Wheeling system)	4,531	9,320	4,398	10,114	4,028	9,146
Subtotal - Sales of electricity	22,826	204,599	21,710	219,581	20,179	266,994

Other services
Right of use of poles		1,115		1,367		1,237
Connection and reconnection charges		121		143		158
Subtotal - Other services		1,236		1,510		1,395

Total - Revenue		205,835		221,091		268,389

	12.31.22		12.31.21		12.31.20
	GWh	$	GWh	$	GWh	$

Energy purchases (1)	27,158	(143,228)	26,373	(135,966)	25,124	(170,264)

(1)	As of December 31, 2022, 2021 and 2020, includes technical and non-technical energy losses for 4,333 GWh, 4,663 GWh and 4,945 GWh, respectively.

2022 FINANCIAL STATEMENTS

Note	10 | Expenses by nature

The breakdown of expenses by nature is as follows:

Expenses by nature at 12.31.22
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	22,553	3,373	6,805	32,731
Pension plans	828	124	250	1,202
Communications expenses	444	844	1	1,289
Allowance for the impairment of trade and other receivables	—	2,199	—	2,199
Supplies consumption	3,258	—	329	3,587
Leases and insurance	—	2	1,125	1,127
Security service	1,109	143	176	1,428
Fees and remuneration for services	10,245	5,740	6,640	22,625
Public relations and marketing	—	1,896	—	1,896
Advertising and sponsorship	—	977	—	977
Reimbursements to personnel	—	—	2	2
Depreciation of property, plant and equipment	14,310	2,133	1,750	18,193
Depreciation of right-of-use asset	103	207	723	1,033
Directors and Supervisory Committee members’ fees	—	—	69	69
ENRE penalties	2,065	2,803	—	4,868
Taxes and charges	—	3,228	138	3,366
Other	2	—	44	46
At 12.31.22	54,917	23,669	18,052	96,638

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2022 for $ 4,484.9.

Expenses by nature at 12.31.21
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	21,995	3,500	4,969	30,464
Pension plans	1,062	169	240	1,471
Communications expenses	507	1,125	1	1,633
Allowance for the impairment of trade and other receivables	—	3,822	—	3,822
Supplies consumption	4,410	—	414	4,824
Leases and insurance	—	1	996	997
Security service	987	84	227	1,298
Fees and remuneration for services	11,361	6,048	5,038	22,447
Public relations and marketing	—	226	—	226
Advertising and sponsorship	—	117	—	117
Reimbursements to personnel	—	—	2	2
Depreciation of property, plant and equipment	13,945	2,078	1,705	17,728
Depreciation of right-of-use asset	89	178	625	892
Directors and Supervisory Committee members’ fees	—	—	69	69
ENRE penalties	2,351	1,631	—	3,982
Taxes and charges	—	3,411	166	3,577
Other	1	1	53	55
At 12.31.21	56,708	22,391	14,505	93,604

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2021 for $ 4,481.0.

2022 FINANCIAL STATEMENTS

Expenses by nature at 12.31.20
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	22,797	3,783	6,677	33,257
Pension plans	960	160	282	1,402
Communications expenses	641	1,305	2	1,948
Allowance for the impairment of trade and other receivables	—	12,293	—	12,293
Supplies consumption	5,520	—	434	5,954
Leases and insurance	2	2	925	929
Security service	900	95	101	1,096
Fees and remuneration for services	11,463	6,381	4,521	22,365
Public relations and marketing	—	56	—	56
Advertising and sponsorship	—	29	—	29
Reimbursements to personnel	—	—	2	2
Depreciation of property, plant and equipment	15,038	2,236	1,839	19,113
Depreciation of right-of-use asset	94	189	649	932
Directors and Supervisory Committee members’ fees	—	—	84	84
ENRE penalties	972	1,071	—	2,043
Taxes and charges	—	4,272	187	4,459
Other	—	—	27	27
At 12.31.20	58,387	31,872	15,730	105,989

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2020 for $ 5,425.6.

Note	11 | Other operating income (expense)

	Note	12.31.22	12.31.21	12.31.20
Other operating income
Income from customer surcharges		3,031	3,771	4,556
Commissions on municipal taxes collection		673	700	658
Fines to suppliers		118	229	—
Services provided to third parties		616	482	707
Related parties	30.a	—	—	127
Recovery of provision for contingences		—	—	610
Income from non-reimbursable customer contributions		62	91	78
Expense recovery		50	61	208
Construction plan Framework agreement	2.d	3,013	4,012	—
Recovery of allowance for the impairment of trade receivables - Agreement on the Regularization of Obligations	2.c	2,650	—	—
Other		195	85	137
Total other operating income		10,408	9,431	7,081

Other operating expense
Gratifications for services		(227)	(1,682)	(150)
Cost for services provided to third parties		(546)	(218)	(282)
Severance paid		(102)	(71)	(72)
Debit and Credit Tax		(1,947)	(2,081)	(2,406)
Provision for contingencies	34	(4,405)	(4,580)	(2,616)
Disposals of property, plant and equipment		(348)	(485)	(442)
Refund of fines to suppliers		—	—	(380)
Other		(45)	(402)	(273)
Total other operating expense		(7,620)	(9,519)	(6,621)

2022 FINANCIAL STATEMENTS

Note	12 | Net finance costs

	Note	12.31.22	12.31.21	12.31.20
Financial income
Financial interest		65	127	74
Other interest	35.a	—	—	88
Total financial income		65	127	162

Financial costs
Commercial interest		(74,586)	(43,305)	(17,592)
Interest and other		(13,034)	(9,132)	(9,317)
Fiscal interest		(8)	(9)	(321)
Bank fees and expenses		(145)	(71)	(33)
Total financial costs		(87,773)	(52,517)	(27,263)

Other financial results
Changes in fair value of financial assets		2,825	7,728	2,907
Loss on debt restructuring		(449)	—	—
Net gain from the cancelattion of Corporate Notes		(363)	6	1,219
Exchange differences		1,478	(3,120)	(8,684)
Adjustment to present value of receivables	38	(338)	(292)	(380)
Recovery of provision for credit RDSA		—	1,130	—
Other financial costs (*)		(4,583)	(2,061)	(617)
Total other financial results		(1,430)	3,391	(5,555)
Total net financial costs		(89,138)	(48,999)	(32,656)

(*)	As of December 31, 2022 and 2021, includes $ 4,252 and $ 1,775 relating to EDELCOS S.A.’s technical assistance, respectively (Note 35).

Note	13 | Basic and diluted loss per share

Basic

The basic loss per share is calculated by dividing the loss attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2022, 2021 and 2020, excluding common shares purchased by the Company and held as treasury shares.

The basic loss per share coincides with the diluted loss per share, inasmuch as the Company has issued neither preferred shares nor Corporate Notes convertible into common shares.

	12.31.22	12.31.21	12.31.20
Loss for the year attributable to the owners of the Company	(17,468)	(41,577)	(52,017)
Weighted average number of common shares outstanding	875	875	875
Basic and diluted loss per share – in pesos	(19.96)	(47.52)	(59.45)

2022 FINANCIAL STATEMENTS

Note	14 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.21
Cost	11,060	99,296	247,276	107,449	23,242	84,965	939	574,227
Accumulated depreciation	(2,355)	(34,319)	(98,972)	(44,178)	(13,822)	—	—	(193,646)
Net amount	8,705	64,977	148,304	63,271	9,420	84,965	939	380,581

Additions	80	84	777	1,009	2,029	29,921	—	33,900
Disposals	—	—	(215)	(133)	—	—	—	(348)
Transfers	28	4,552	10,722	5,309	4,184	(25,060)	265	—
Depreciation for the year	(235)	(3,544)	(8,194)	(4,107)	(2,113)	—	—	(18,193)
Net amount 12.31.22	8,578	66,069	151,394	65,349	13,520	89,826	1,204	395,940

At 12.31.22
Cost	11,104	103,931	258,108	113,563	29,456	89,826	1,204	607,192
Accumulated depreciation	(2,526)	(37,862)	(106,714)	(48,214)	(15,936)	—	—	(211,252)
Net amount	8,578	66,069	151,394	65,349	13,520	89,826	1,204	395,940

•	During the year ended December 31, 2022, the Company capitalized as direct own costs $ 4,484.9.

2022 FINANCIAL STATEMENTS

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.20
Cost	10,710	92,493	235,649	102,979	18,429	82,423	945	543,628
Accumulated depreciation	(2,102)	(30,953)	(91,107)	(40,260)	(12,065)	—	—	(176,487)
Net amount	8,608	61,540	144,542	62,719	6,364	82,423	945	367,141

Additions	97	615	450	878	2,903	23,915	2,795	31,653
Disposals	(12)	—	(62)	(409)	(2)	—	—	(485)
Transfers	263	6,194	11,550	4,217	1,950	(21,373)	(2,801)	—
Depreciation for the year	(251)	(3,372)	(8,176)	(4,134)	(1,795)	—	—	(17,728)
Impairment	—	—	—	—	—	—	—	—
Net amount 12.31.21	8,705	64,977	148,304	63,271	9,420	84,965	939	380,581

At 12.31.21
Cost	11,060	99,296	247,276	107,449	23,242	84,965	939	574,227
Accumulated depreciation	(2,355)	(34,319)	(98,972)	(44,178)	(13,822)	—	—	(193,646)
Net amount	8,705	64,977	148,304	63,271	9,420	84,965	939	380,581

•	During the year ended December 31, 2021, the Company capitalized as direct own costs $ 4,481.0.

2022 FINANCIAL STATEMENTS

Note	15 | Right-of-use assets

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

The leases recognized as right-of-use assets in accordance with IFRS 16 and the development thereof are disclosed below:

	12.31.22	12.31.21
Balance at beginning of year	828	670
Additions	912	1,050
Depreciation for the year	(1,033)	(892)
Balance at end of the year	707	828

Note	16 | Inventories

	12.31.22	12.31.21

Supplies and spare-parts	6,438	6,701
Advance to suppliers	—	1
Total inventories	6,438	6,702

Note	17 | Financial instruments

Note 17.1 | Financial instruments by category

Schedule of financial instruments by category
	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2022
Assets
Trade receivables	27,991	—	—	27,991
Other receivables	4,718	4,155	9,830	18,703
Cash and cash equivalents
Cash and Banks	867	—	—	867
Mutual funds	—	763	—	763
Financial assets at fair value through profit or loss:
Negotiable instruments	—	13,716	—	13,716
Mutual funds	—	14,985	—	14,985
Total	33,576	33,619	9,830	77,025

As of December 31, 2021
Assets
Trade receivables	34,212	—	—	34,212
Other receivables	1,509	—	2,659	4,168
Cash and cash equivalents
Cash and Banks	2,957	—	—	2,957
Time deposits	595	—	—	595
Mutual funds	—	2,627	—	2,627
Financial assets at fair value through profit or loss:
Negotiable instruments	—	17,281	—	17,281
Mutual funds	—	12,816	—	12,816
Financial assets at fair value
Negotiable instruments	474	—	—	474
Total	39,747	32,724	2,659	75,130

2022 FINANCIAL STATEMENTS

	Financial liabilities at amortized cost	Total
As of December 31, 2022
Liabilities
Trade payables	180,729	180,729
Other payables	23,810	23,810
Borrowings	14,721	14,721
Total	219,260	219,260

As of December 31, 2021
Liabilities
Trade payables	149,678	149,678
Other payables	26,160	26,160
Borrowings	19,989	19,989
Total	195,827	195,827

Financial instruments categories have been determined based on IFRS 9.

The income, expenses, gains and losses resulting from each category of financial instruments are as follow:

Schedule of income, expenses, gains and losses of financial instruments
	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2022
Interest income	65	—	65
Exchange differences	3,915	7,971	11,886
Changes in fair value of financial assets	—	2,825	2,825
Total	3,980	10,796	14,776

As of December 31, 2021
Interest income	127	—	127
Exchange differences	889	958	1,847
Changes in fair value of financial assets	—	7,728	7,728
Net gain from the cancelattion of Corporate Notes	6	—	6
Other	1,130	—	1,130
Total	2,152	8,686	10,838

	Financial liabilities at amortized cost	Total
As of December 31, 2022
Interest expense	(87,620)	(87,620)
Exchange differences	(10,408)	(10,408)
Loss on debt restructuring	(449)	(449)
Net loss from the cancelattion of Corporate Notes	(363)	(363)
Other financial results	(4,583)	(4,583)
Total	(103,423)	(103,423)

As of December 31, 2021
Interest expense	(52,437)	(52,437)
Exchange differences	(4,967)	(4,967)
Other financial results	(2,061)	(2,061)
Total	(59,465)	(59,465)

2022 FINANCIAL STATEMENTS

Note 17.2 | Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

Schedule of credit quality of financial assets
	12.31.22	12.31.21
Customers with no external credit rating:
Group 1 (i)	19,398	24,988
Group 2 (ii)	2,230	3,234
Group 3 (iii)	6,363	5,990
Total trade receivables	27,991	34,212

(i)	Relates to customers with debt to become due.
(ii)	Relates to customers with past due debt from 0 to 3 months.
(iii)	Relates to customers with past due debt from 3 to 12 months.

Note	18 | Other receivables

	Note	12.31.22	12.31.21
Non-current:
Financial credit		—	9
Related parties	35.c	3	5
Total non-current		3	14

Current:
Framework agreement (1)	2.d	2,770	573
Assigned assets and in custody (2)		4,675	—
Credit for Real estate asset	38	—	60
Judicial deposits		208	166
Security deposits		99	125
Prepaid expenses		380	404
Advances to personnel		1	47
Financial credit		14	27
Advances to suppliers		308	17
Tax credits		9,830	2,659
Related parties	35.c	—	1
Debtors for complementary activities		406	123
Other		53	9
Allowance for the impairment of other receivables		(44)	(57)
Total current		18,700	4,154

(1)	As of December 31, 2022 and 2021, $ 1,517 and $ 573 relate to the Framework Agreement signed in December 2020 related to the Works Plan of the AMBA’s network, and $ 1,253 relates to the Framework Agreement signed in December 2022 related to the Recognition of consumption in vulnerable neighborhoods, respectively.
(2)	Relate to Securities issued by private companies for 11,771,500 NV and cash deriving from the collection of securities for USD 2,924,022 assigned to and in possession of Global Valores S.A., respectively. The Company retains the risks and rewards of the aforementioned assets and may make use of them, at its own request, in a term of 15 days.

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

2022 FINANCIAL STATEMENTS

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.22	12.31.21
Balance at beginning of year	57	6,475
Increase	24	6
Decrease	—	(3,450)
Result from exposure to inflation	(30)	(1,844)
Recovery	(7)	(1,130)
Balance at end of the year	44	57

The aging analysis of these other receivables is as follows:

	12.31.22	12.31.21
Without expiry date	308	294
Past due	2,240	664
Up to 3 months	3,655	1,188
From 3 to 6 months	4,019	692
From 6 to 9 months	2,178	658
From 9 to 12 months	6,300	658
More than 12 months	3	14
Total other receivables	18,703	4,168

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in Argentine pesos.

Note	19 | Trade receivables

	12.31.22	12.31.21
Current:
Sales of electricity – Billed	16,012	29,292
Receivables in litigation	287	493
Allowance for the impairment of trade receivables	(4,634)	(11,700)
Subtotal	11,665	18,085

Sales of electricity – Unbilled	15,333	15,377
PBA & CABA government credit	991	746
Fee payable for the expansion of the transportation and others	2	4
Total current	27,991	34,212

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	Note	12.31.22	12.31.21
Balance at beginning of the year		11,700	13,534
Increase		2,182	3,816
Decrease		(314)	(411)
Recovery - Agreement on the Regularization of Obligations	2.c	(2,650)	—
Result from exposure to inflation		(6,284)	(5,239)
Balance at end of the year		4,634	11,700

2022 FINANCIAL STATEMENTS

The aging analysis of these trade receivables is as follows:

	12.31.22	12.31.21
Past due	8,593	9,223
Up to 3 months	19,398	24,989
Total trade receivables	27,991	34,212

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in Argentine pesos.

Sensitivity analysis of the allowance for impairment of trade receivables:

- 5% increase in the uncollectibility rate estimate
12.31.22
Allowance	4,866
Variation	232

- 5% decrease in the uncollectibility rate estimate
12.31.22
Allowance	4,401
Variation	(233)

Note	20 | Financial assets at amortized cost

	12.31.22	12.31.21

Negotiable instruments	—	474

Note	21 | Financial assets at fair value through profit or loss

	12.31.22	12.31.21

Negotiable instruments	13,716	17,281
Mutual funds	14,985	12,816
Total Financial assets at fair value through profit or loss	28,701	30,097

Note	22 | Cash and cash equivalents

	12.31.22	12.31.21
Cash and banks	867	2,957
Time deposits	—	595
Mutual funds	763	2,627
Total cash and cash equivalents	1,630	6,179

2022 FINANCIAL STATEMENTS

Note	23 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at December 31, 2020	111,957	1,480	113,437
Payment of Other reserve constitution - Share-bases compensation plan	—	12	12
Balance at December 31, 2021	111,957	1,492	113,449

Payment of Other reserve constitution - Share-bases compensation plan	—	9	9
Balance at December 31, 2022	111,957	1,501	113,458

As of December 31, 2022, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Listing of the Company’s shares

The Company’s shares are listed on the Buenos Aires Stock Exchange, forming part of the Merval Index, as well as on the NYSE, where each ADS represents 20 common shares.

Note	24 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program. As of December 31, 2022, the Company complies with the debt ratio established in such program.

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

In year 2016, the Company’s Board of Directors proposed that the treasury shares be used for the implementation of a long-term incentive plan in favor of executive directors, managers or other personnel holding key positions in the Company in an employment relationship with the latter and those who in the future are invited to participate, in accordance with the provisions of section 67 of Law No. 26,831 on Capital Markets. The plan was ratified and approved by the Ordinary and Extraordinary Shareholders’ Meeting held on April 18, 2017.

On April 22, 2022, 140,129 treasury shares were awarded, as part of the Share-based Compensation Plan, to executive directors, managers and other personnel holding key executive positions in the Company.

The fair value of the previously referred to shares at the award date amounted to $ 14 and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

2022 FINANCIAL STATEMENTS

Note	26 | Trade payables

		12.31.22	12.31.21
Non-current
Customer guarantees		604	716
Customer contributions		316	571
Total non-current		920	1,287

Current
Payables for purchase of electricity - CAMMESA (1)		142,687	112,239
Provision for unbilled electricity purchases - CAMMESA		23,386	18,466
Suppliers		12,915	16,639
Related parties	35.c	205	—
Advance to customer		581	912
Customer contributions		34	63
Discounts to customers		1	72
Total current		179,809	148,391

(1)	As of December 31, 2022 are disclosed net of the credits recognized by the SE under the Memorandum of Agreement on the Regularization of Payment Obligations for $ 24,174 (Note 2.c).

The fair values of non-current customer contributions as of December 31, 2022 and 2021 amount to $ 38.9 and $ 90.4, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	27 | Other payables

	Note	12.31.22	12.31.21
Non-current
ENRE penalties and discounts		17,448	18,260
Financial Lease Liability (1)		39	154
Total Non-current		17,487	18,414

Current
ENRE penalties and discounts		5,584	6,923
Related parties	35.c	266	269
Advances for works to be performed		13	25
Financial Lease Liability (1)		458	522
Other		2	7
Total Current		6,323	7,746

The value of the Company’s other financial payables approximates their fair value.

(1)	The development of the finance lease liability is as follows:

	12.31.22	12.31.21
Balance at beginning of year	676	602
Increase	582	879
Payments	(1,171)	(1,025)
Exchange difference	485	173
Interest	254	249
Result from exposure to inlfation	(329)	(202)
Balance at end of the year	497	676

2022 FINANCIAL STATEMENTS

As of December 31, 2022 and 2021, future minimum payments with respect to finance leases are those detailed below:

	12.31.22	12.31.21
2022	—	740
2023	600	226
2024	68	12
2025	15	—
Total future minimum lease payments	683	978

The Company has entered into contracts with certain cable television companies granting them the right to use the network poles. As of December 31, 2022 and 2021, future minimum collections with respect to operating assignments of use are those detailed below:

	12.31.22	12.31.21
2022	—	1,416
2023	975	1,364
2024	30	4
2025	30	—
2026	25	—
Total future minimum lease collections	1,060	2,784

Note	28 | Deferred revenue

	Note	12.31.22	12.31.21
Non-current
Nonrefundable customer contributions		1,875	3,287
Investment plan	2.c	1,802	—
Total Non-current		3,677	3,287

Current
Nonrefundable customer contributions		44	86

Note	29 | Borrowings

	12.31.22	12.31.21
Non-current
Corporate notes (1)	14,537	—

Current
Corporate notes (1)	—	19,609
Interest from corporate notes	184	380
Total current	184	19,989

(1)	Net of debt issuance, repurchase and redemption expenses.

The fair values of the Company’s borrowings as of December 31, 2022 and 2021 amount approximately to $ 14,029.4 and $ 17,497.3, respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each year. The applicable fair value category is Level 1.

On April 12, 2022, the Company launched an offer to exchange the Class No. 9 Corporate Notes issued by the Company maturing on October 25, 2022, for New Class No. 1 Corporate Notes due in 2025, whose issue and placement were approved by the Company on May 12, 2022 (Note 39).

2022 FINANCIAL STATEMENTS

Additionally, on August 5, 2022, the Company approved the terms of issue of New Class No. 2 Corporate Notes due in 2024, in the framework of the Global Simple Corporate Notes Issuance Program, in accordance with the provisions of the Prospectus Supplement dated September 14, 2022 (Note 39).

Furthermore, on September 23, 2022, the Company reopened the exchange offer of the Class No. 9 Corporate Notes issued by the Company maturing on October 25, 2022, for New Class No. 1 Corporate Notes due in 2025, whose issue and placement were approved by the Company on October 24, 2022 (Note 39).

In relation thereto, on October 25, 2022, the Company made payment to the Holders of Class No. 9 Corporate Notes who did not participate in the exchange offer, for a total amount of USD 20,616,000, along with the final scheduled interest payment.

The Company is subject to restrictions on its ability to incur indebtedness pursuant to the terms and conditions of the Class No. 2 Corporate Notes due 2024, and the Class No. 1 Corporate Notes due 2025, which indicate that the Company may not incur new Indebtedness, except for certain Permitted Indebtedness or when the Debt ratio is not greater than 3.75 or less than zero and the Interest Expense Coverage ratio is less than 2. As of December 31, 2022, the values of the above-mentioned ratios meet the established parameters.

Moreover, in July 2022, through successive market transactions, the Company repurchased Class No. 9 Corporate Notes for a total of USD 1,586,000 nominal value, which is equivalent to $ 472. The aforementioned Corporate Notes held by the Company were settled in the market on October 18, 2022

Finally, on February 10, 2023, the Company approved the terms of issue of the Class No. 2 Additional Corporate Notes due in 2024, in the framework of the Global Simple Corporate Notes Issuance Program, in accordance with the provisions of the Prospectus Supplement dated February 28, 2023 (Note 39).

The Company’s borrowings are denominated in the following currencies:

	12.31.22	12.31.21
US dollars	14,721	19,989

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	12.31.22	12.31.21
Fixed rate
Less than 1 year	184	19,989
From 1 to 2 years	14,537	—
Total fixed rate	14,721	19,989

The roll forward of the Company’s borrowings during the year was as follows:

	12.31.22	12.31.21
Balance at beginning of the year	19,989	24,702
Proceeds from borrowings	4,420	—
Payment of borrowings' interests	(896)	(1,743)
Paid from repurchase of Corporate Notes	(472)	(33)
Gain from repurchase of Corporate Notes	363	(6)
Payment of borrowings	(6,078)	—
Loss on debt restructuring	449	—
Payment of Corporate Notes issuance expenses	(565)	—
Exchange diference and interest accrued	8,117	5,394
Result from exposure to inlfation	(10,606)	(8,325)
Balance at the end of year	14,721	19,989

2022 FINANCIAL STATEMENTS

Corporate Notes programs

The Company has a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

		in USD				in millions of $
Corporate Notes	Class	Debt structure at 12/31/2021 and 2020	Opening of the exchange offer	Reopening of the exchange offer	Debt structure at 12/31/2022	Debt structure at 12/31/2021	Debt structure at 12/31/2022
Fixed rate par note - Maturity 2022	9	98,057,000	26,231,000	20,616,000	—	19,989	—
Fixed rate par note - Maturity 2024	2	—	—	30,000,000	30,000,000	—	5,141
Fixed rate par note - Maturity 2025	1	—	52,706,268	55,244,538	55,244,538	—	9,580
Total		98,057,000	78,937,268	105,860,538	85,244,538	19,989	14,721

The main covenants are those detailed below:

i.	Negative Covenants

The terms and conditions of the Corporate Notes include a number of negative covenants that limit the Company’s ability to, among other things:

- Create or permit liens on its property or assets;

- Incur indebtedness, in certain specified cases;

- Sell the Company’s assets related to its main business;

- Carry out transactions with shareholders or related companies;

- Make certain payments (including, but not limited to, dividends, purchases of edenor’s common shares or payments on subordinated debt);

- Enter into merger transactions, unless they meet certain criteria.

ii.	Suspension of Covenants:

Certain negative covenants set forth in the terms and conditions of the Corporate Notes will be suspended or adapted if:

-	The Company attains an Investment Grade Rating on its long term debt, or the Debt Ratio is equal to or lower than 3.75 and the Interest Expense Coverage Ratio is less than 2.
-	If the Company subsequently loses its Investment Grade rating or its Debt Ratio is greater than 3.75 and the Interest Expense Coverage Ratio is less than 2, as applicable, the suspended negative covenants will again be applicable.

At the date of issuance of these financial statements, the previously mentioned ratios have been complied with.

Note	30 | Salaries and social security taxes payable

a.	Salaries and social security taxes payable

	12.31.22	12.31.21
Non-current
Seniority-based bonus	771	776

Current
Salaries payable and provisions	8,258	7,748
Social security payable	1,052	1,002
Early retirements payable	29	46
Total current	9,339	8,796

2022 FINANCIAL STATEMENTS

The value of the Company’s salaries and social security taxes payable approximates their fair value.

b.	Salaries and social security taxes charged to profit or loss

	12.31.22	12.31.21	12.31.20
Salaries	23,566	21,934	23,945
Social security taxes	9,165	8,530	9,312
Total salaries and social security taxes	32,731	30,464	33,257

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations, which, as of December 31, 2022 and 2021, amount to $ 14.5 and $ 46.4, respectively.

The seniority-based bonus included in collective bargaining agreements in effect consists of a bonus to be granted to personnel with a certain number of years of service. As of December 31, 2022 and 2021, the related liabilities amount to $ 731.6 and $ 787.9, respectively.

As of December 31, 2022 and 2021, the number of employees amounts to 4,658 and 4,668, respectively.

Note	31 | Benefit plans

The defined benefit plans granted to Company employees consist of a bonus for all the employees who have the necessary years of service and have made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary depending on the collective bargaining agreement and for non-unionized personnel.

	12.31.22	12.31.21
Non-current	1,861	1,941
Current	234	254
Total Benefit plans	2,095	2,195

The breakdown of the benefit plan obligations as of December 31, 2022 and 2021 is as follows:

	12.31.22	12.31.21
Benefit payment obligations at beginning of year	2,195	2,449
Current service cost	374	129
Interest cost	828	1,342
Actuarial losses	654	(390)
Result from exposure to inflation for the year	(1,689)	(1,197)
Benefits paid to participating employees	(267)	(138)
Benefit payment obligations at end of year	2,095	2,195

As of December 31, 2022 and 2021, the Company does not have any assets related to post-retirement benefit plans.

The breakdown of the charge recognized in the Statement of Comprehensive Income (Loss) is as follows:

	12.31.22	12.31.21	12.31.20
Cost	374	129	473
Interest	828	1,342	929
Actuarial results - Other comprehensive results	654	(390)	(319)
Benefit plan charge	1,856	1,081	1,083

2022 FINANCIAL STATEMENTS

The actuarial assumptions used are based on market interest rates for Argentine government bonds, past experience, and the Company Management’s best estimate of future economic conditions. Changes in these assumptions may affect the future cost of benefits and obligations. The main assumptions used are as follow:

	12.31.22	12.31.21	12.31.20
Discount rate	5%	5%	5%
Salary increase	1%	1%	1%
Inflation	48%	57%	50%

Sensitivity analysis:

12.31.22
Discount Rate: 4%
Obligation	2,519
Variation	215
9%

Discount Rate: 6%
Obligation	2,121
Variation	(183)
(8%)

Salary Increase : 0%
Obligation	2,113
Variation	(191)
(8%)

Salary Increase: 2%
Obligation	2,526
Variation	222
10%

The expected payments of benefits are as follow:

	In 2023	In 2024	In 2025	In 2026	In 2027	Between 2028 to 2032
At December 31, 2021
Benefit payment obligations	234	44	46	43	10	39

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

Liabilities related to the above-mentioned benefits have been determined taking into consideration all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2022.

These benefits do not apply to key management personnel.

2022 FINANCIAL STATEMENTS

Note	32 | Income tax and deferred tax

The breakdown of income tax, determined in accordance with the provisions of IAS 12 is as follows:

	12.31.22	12.31.21	12.31.20
Deferred tax	(15,017)	(12,356)	8,150
Change in the income tax rate	—	(14,557)	2,501
Current tax	—	(3,978)	—
Difference between provision and tax return	183	436	(179)
Income tax expense	(14,834)	(30,455)	10,472

The detail of the income tax expense for the year includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; and (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The breakdown of deferred tax assets and liabilities is as follows:

	12.31.21	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income	12.31.22
Deferred tax assets
Tax loss carryforward (*)	—	—	16,541	—	16,541
Trade receivables and other receivables	4,350	(2,117)	(796)	—	1,437
Trade payables and other payables	2,340	(1,139)	508	—	1,709
Salaries and social security taxes payable	1,037	(505)	250	—	782
Benefit plans	34	(17)	(44)	229	202
Tax liabilities	49	(24)	18	—	43
Provisions	3,148	(1,532)	649	—	2,265
Deferred tax asset	10,958	(5,334)	17,126	229	22,979

Deferred tax liabilities:
Property, plant and equipment	(99,315)	48,330	(63,734)	—	(114,719)
Financial assets at fair value through profit or loss	(745)	363	(1,373)	—	(1,755)
Borrowings	(2)	1	(197)	—	(198)
Tax inflation adjustment	(7,199)	3,503	(13,519)	—	(17,215)
Deferred tax liability	(107,261)	52,197	(78,823)	—	(133,887)

Net deferred tax liability	(96,303)	46,863	(61,697)	229	(110,908)

(*)	Relates to the tax loss originated in fiscal year 2022, for a nominal value of $ 47,259, which becomes statute-barred in 2027. It does not exceed its recoverable value.

	12.31.20	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income	12.31.21
Deferred tax assets
Tax loss carryforward	728	(245)	(483)	—	—
Trade receivables and other receivables	3,970	(1,338)	1,718	—	4,350
Trade payables and other payables	1,991	(672)	1,021	—	2,340
Salaries and social security taxes payable	750	(253)	540	—	1,037
Benefit plans	226	(76)	21	(137)	34
Tax liabilities	56	(19)	12	—	49
Provisions	2,404	(810)	1,554	—	3,148
Deferred tax asset	10,125	(3,413)	4,383	(137)	10,958

Deferred tax liabilities:
Property, plant and equipment	(68,732)	23,178	(53,761)	—	(99,315)
Financial assets at fair value through profit or loss	(877)	296	(164)	—	(745)
Borrowings	(6)	2	2	—	(2)
Tax inflation adjustment	(10,199)	3,440	(440)	—	(7,199)
Deferred tax liability	(79,814)	26,916	(54,363)	—	(107,261)

Net deferred tax liability	(69,689)	23,503	(49,980)	(137)	(96,303)

2022 FINANCIAL STATEMENTS

The reconciliation between the income tax expense recognized in profit or loss and the amount that would result from applying the applicable tax rate to the accounting loss before taxes, is as follows:

	12.31.22	12.31.21	12.31.20
Loss for the year before taxes	(2,634)	(11,122)	(62,489)
Applicable tax rate	35%	35%	30%
Result for the year at the tax rate	922	3,893	18,747
Gain (loss) on net monetary position	6,013	(6,541)	(3,935)
Adjustment effect on tax inflation	(21,929)	(13,581)	(6,539)
Non-taxable income	(23)	(105)	(123)
Difference between provision and tax return	183	436	(179)
Change in the income tax rate	—	(14,557)	2,501
Income tax expense	(14,834)	(30,455)	10,472

The income tax payable, net of withholdings is detailed below.

	12.31.22	12.31.21
Current
Provision of income tax payable	—	3,977
Tax withholdings	—	(1,535)
Total current	—	2,442

Note	33 | Tax liabilities

	12.31.22	12.31.21
Non-current
Current
Provincial, municipal and federal contributions and taxes	354	255
Tax withholdings	567	443
SUSS withholdings	58	53
Municipal taxes	338	454
Total current	1,317	1,205

Note	34 | Provisions

Included in non-current liabilities
	For contingencies
	12.31.22	12.31.21
At 12.31.21	7,755	7,145
Increases	2,622	3,569
Result from exposure to inflation for the year	(4,824)	(2,959)
At 12.31.22	5,553	7,755

Included in current liabilities

	For contingenciess
	12.31.22	12.31.21
At 12.31.21	1,046	1,052
Increases	1,783	1,011
Decreases	(537)	(586)
Result from exposure to inflation for the year	(791)	(431)
At 12.31.22	1,501	1,046

2022 FINANCIAL STATEMENTS

Note	35 | Related-party transactions

The following transactions were carried out with related parties:

a.	Income

Company	Concept	12.31.22	12.31.21	12.31.20
PESA	Impact study	—	—	10
SACDE	Reimbursement expenses	—	—	117
FIDUS SGR	SGR contribution revenue		—	88
		—	—	215

b.	Expense

Company	Concept	12.31.22	12.31.21	12.31.20

EDELCOS S.A.	Technical advisory services on financial matters	(4,252)	(1,775)	—
PESA	Technical advisory services on financial matters	—	—	(606)
SACME	Operation and oversight of the electric power transmission system	(236)	(617)	(300)
Andina PLC	Financial interest	(27)	—	—
OSV	Hiring life insurance for staff	—	—	(80)
SB&WM Abogados	Legal fees	—	—	(39)
FIDUS	Legal fees	—	—	(12)
ABELOVICH, POLANO & ASOC.	Legal fees	—	—	(4)
Estudio Cuneo Libarona Abogados	Legal fees	(5)	—	—
		(4,520)	(2,392)	(1,041)

c.	Key Management personnel’s remuneration

	12.31.22	12.31.21	12.31.20
Salaries	914	2,957	947

The balances with related parties are as follow:

d.	Receivables and payables

	12.31.22	12.31.21
Other receivables - Non current
SACME	3	5

Other receivables - Current
SACME	—	1

Trade payables
EDELCOS S.A.	(205)	—
Other payables
Andina PLC	(228)	(232)
SACME	(38)	(37)
	(266)	(269)

(*)	Balances held and transactions carried out as of December 31, 2020, with the companies that comprised the Company’s former controlling economic group (Pampa Energía S.A.) are disclosed for comparative purposes.

2022 FINANCIAL STATEMENTS

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

The agreements with related parties that were in effect throughout fiscal year 2022 are detailed below:

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

The operating costs borne by the Company in fiscal year 2022 amounted to $ 236.

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

As of December 31, 2022, the Company recorded charges for EDELCOS S.A. technical advisory services for a total of $ 4,252 relating to the services rendered in fiscal year 2022.

Note	36 | Keeping of documentation

On August 14, 2014, the CNV issued General Resolution No. 629 which introduced changes to its regulations concerning the keeping and preservation of corporate and accounting books and commercial documentation. In this regard, it is informed that for keeping purposes the Company has sent its workpapers and non-sensitive information, whose periods for retention have not expired, to the warehouses of the firm Iron Mountain Argentina S.A., located at:

-	2396 Amancio Alcorta Av. – CABA.
-	601 San Miguel de Tucumán St., Municipality of Carlos Spegazzini, Ezeiza, Province of Buenos Aires.
-	2450 Puente del Inca St., Municipality of Tristán Suárez, Ezeiza, Province of Buenos Aires.

The detail of the documentation stored outside the Company’s offices for keeping purposes, as well as the documentation referred to in Section 5 sub-section a.3) of Part I of Chapter V of Title II of the Regulations (Technical Rule No. 2,013, as amended) is available at the Company’s registered office.

2022 FINANCIAL STATEMENTS

Note	37 | Shareholders’ Meetings

The Company Ordinary Shareholders’ Meeting held on April 6, 2022 resolved, among other issues, the following:

-	To approve edenor’s Annual Report and Financial Statements as of December 31, 2021;
-	To allocate the $ 21,344 loss for the year ended December 31, 2021 (which at the purchasing power of the currency at December 31, 2022 amounts to $ 41,577) to the Unappropriated Retained Earnings account, inasmuch as accumulated losses are below the thresholds set forth in sections 94, sub-section 5, and 206 of Business Organizations Law No. 19,550;
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;
-	To appoint the authorities and the external auditors for the current fiscal year;
-	To consider the updating of the Global Issuance Program of non-convertible into shares, simple Corporate Notes for up to USD 750,000,000 (Note 39).

Furthermore, the amendment of Sections Nos. 13, 19, 23, 25 and 33 as well as a consolidated text of the By-laws, which had been approved by the Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020 and by the ENRE by means of Resolution No. 62/2022 dated February 23, 2022, was registered with the IGJ on June 2, 2022.

Moreover, the Company Special-purpose Ordinary and Extraordinary Shareholders’ Meeting held on November 2, 2022, resolved to approve the amendment to Sections Nos. 4, 13, 23 and 33 of the Bylaws. On February 28, 2023, by means of Resolution No. 243/2023, the ENRE approved the Shareholders’ Meeting resolution.

Note	38 | Termination of agreement on real estate asset

With regard to the real estate asset to be constructed, acquired by the Company in November 2015, the subsequent termination of the agreement due to RDSA’s default in August 2018 and the respective legal actions brought by the Company against the seller and the insurance company, and with respect to the settlement agreement dated September 30, 2019 that the Company entered into with Aseguradora de Cauciones S.A., the following recent events stand out:

-	With regard to the USD 1 million receivable resulting from the agreement with Aseguradora de Cauciones S.A., it was collected in full on July 15, 2022.

-	With regard to RDSA reorganization proceedings, the Company has filed ancillary proceedings for review of the amount declared inadmissible, relating to the contractually agreed-upon penalty clause. The ancillary proceedings for review have been rejected by the Court, decision which the Company has appealed to the Court of Appeals in Commercial Matters, where it is pending resolution. Due to the pandemic declared by the WHO on March 11, 2020 and the preventive and mandatory social isolation ordered by DNU 297/2020, and the subsequent extensions thereof, the originally set procedural time limits have been extended, with the exclusivity period in order for the reorganization debtor to propose one or more reorganization plans and obtain the consent required by law for the confirmation of the eventual agreement being currently underway.

Finally, as a result of the assessment of different alternatives aimed at the recovery of the referred to claim, on January 18, 2021, the Company’s Board of Directors accepted the “Offer for the Assignment of the Claim in Litigation” made by Creaurban S.A., whereby edenor assigns and transfers the claim, under the terms of section 1,614 and subsequent sections of the Civil and Commercial Code.

As of December 31, 2021, a gain has been recognized on recovery of allowance for $ 1,130, which is disclosed in Other finance income (costs), resulting from edenor’s acceptance of the aforementioned offer.

2022 FINANCIAL STATEMENTS

Note	39 | Financial debt restructuring

On April 6, 2022, the Annual General Meeting approved the updating of the Global Simple Corporate Notes Issuance Program for a Maximum Amount outstanding at any time of up to USD 750,000,000 (or its equivalent in any other currency).

The New Corporate Notes comply with the “Guidelines for the issuance of social, green and sustainable securities in Argentina” included in Appendix III to Chapter I, Title VI of the CNV’s Regulations and in the BYMA’s Guide to Social, Green and Sustainable Bonds for the purpose of having them listed on BYMA’s Social, Green and Sustainable Bonds Panel.

The New Corporate Notes are issued in accordance with the New Corporate Notes Indenture, which contains a number of negative covenants that limit edenor’s ability to, among other things:

- create or permit liens on its property or assets;

- incur indebtedness;

- sell its assets;

- carry out transactions with affiliates or shareholders;

- make certain payments (including, but not limited to, dividends, purchases of edenor’s common shares or payments on subordinated debt); and

- enter into merger transactions, unless they meet certain criteria.

Many of the negative covenants set forth in the New Corporate Notes Indenture will be suspended if (i) edenor attains an Investment Grade Rating on its long term debt, or; (ii) the leverage ratio is equal to or lower than 3.0. If edenor subsequently loses its investment grade rating or its leverage ratio is greater than 3.0, as applicable, the suspended negative covenants will again be applicable. The suspended negative covenants will not, however, be of any effect with regard to the actions of edenor taken during the suspension of the covenants.

- Issuance of New Class No. 1 Corporate Notes due in 2025 in exchange for Class No. 9 Corporate Notes due in 2022

With respect to the foregoing, the Company’s Board of Directors, at its meeting of April 6, 2022, approved the launching of a consent solicitation to restructure the financial debt by exchanging the Company’s Class No. 9 Corporate Notes due October 25, 2022 for New Corporate Notes.

Consequently, on April 12, 2022, the Company launched the offer to exchange the Class No. 9 Corporate Notes issued by the Company maturing on October 25, 2022 at a fixed nominal annual interest rate of 9.75% for a nominal value outstanding of USD 98,057,000 for New Class No. 1 Corporate Notes, denominated and payable in United States dollars, at a fixed nominal annual interest rate of 9.75%, due in 2025, to be issued for a nominal value of up to USD 120,000,000, in the framework of the Global Simple Corporate Notes Issuance Program.

The principal on the corporate notes will be repaid in a lump sum on May 12, 2025. Furthermore, they will accrue interest at a fixed nominal annual rate of 9.75%, payable semi-annually in arrears on May 12 and November 12 of each year, commencing on November 12, 2022.

Finally, on May 12, 2022 the Company approved the issuance and placement under the exchange offer, as set forth in the Supplement to the Exchange Offer Memorandum dated April 12, 2022. The Corporate Notes will be subscribed in accordance with the Tender Orders received, based on the following options:

Option A

•	Tender Orders of Existing Corporate Notes submitted under Option A at or prior to the Early Tender Date (April 28, 2022, extended until May 9, 2022 on April 29, 2022) will receive USD 1,050 principal amount of New Corporate Notes for each USD 1,000 principal amount of Existing Corporate Notes validly tendered and accepted for exchange.

2022 FINANCIAL STATEMENTS

Option B

Tender Orders of Existing Corporate Notes submitted under Option B will receive a portion of the Cash Consideration, plus the applicable New Corporate Notes Consideration.

The Cash Consideration represents an aggregate amount equivalent to the lesser of: (i) 30% of the principal amount of the Existing Corporate Notes that are validly tendered and accepted for exchange in the Offer; and (ii) the principal amount of the Existing Corporate Notes accepted for exchange under Option B.

The sum of the Pro-rata Cash Consideration that will be payable to Eligible Holders whose Existing Corporate Notes are accepted for exchange under Option B will be equivalent to the Cash Consideration divided by the principal amount of Existing Corporate Notes accepted under Option B multiplied by 1,000.

•	The Early (at or prior to the Early Tender Date) New Corporate Notes Consideration for each Eligible Holder whose Existing Corporate Notes have been accepted for exchange under Option B will be equal to 1.04 times the difference between USD 1,000 and the Pro-rata Cash Consideration received by each Eligible Holder whose Existing Corporate Notes have been accepted for exchange under Option B.

Payment of Accrued Interest

In addition to the Exchange Consideration, the Eligible Holders whose Existing Corporate Notes have been accepted for exchange in the Exchange Offer will also receive Payment of Accrued Interest equal to all accrued and unpaid interest from the last interest payment date to, but not including, the Settlement Date, to be paid in cash on the Settlement Date.

The offer to exchange the Class No. 9 Corporate Notes issued by the Company due October 25, 2022 for New Class No. 1 Corporate Notes resulted in 73.25% acceptance, equivalent to USD 71,826,000 (with the above-mentioned due date remaining in effect for 26.75%, i.e. USD 26,231,000); accordingly, a total of USD 52,706,268, relating to: i) Tender Orders submitted under Option A for USD 41,699,000 plus a recognized additional for USD 2,084,950, i.e. USD 43,783,950, and ii) Tender Orders submitted under Option B for USD 30,127,000 plus a recognized additional for USD 343,118, i.e. USD 30,470,118, after deducting the Pro-rata Cash Consideration of Option B received by each Eligible Holder of said option for USD 21,547,800 ($ 2,590), has been restructured.

Additionally, interest paid in cash from the last payment date up to and including the Settlement Date has amounted to a total of USD 329,573.

- Issuance of New Class No. 2 Corporate Notes due in 2024

On August 5, 2022, the Company’s Board of Directors approved the terms of issue of New Class No. 2 Corporate Notes at a fixed nominal annual interest rate of 9.75%, due in 2024, to be issued for a nominal value of up to USD 30,000,000, in the framework of the Global Simple Corporate Notes Issuance Program.

The principal on the New Corporate Notes will be repaid in a lump sum on November 22, 2024. Furthermore, they will accrue interest at a fixed nominal annual rate of 9.75%, payable semi-annually in arrears on May 22 and November 22 of each year, commencing on November 22, 2022.

On September 22, 2022, upon the expiration of the Tender Period of Class No. 2 Corporate Notes, the Company approved the issuance and placement of the New Corporate Notes for USD 30,000,000 ($ 4,420), as set forth in the Prospectus Supplement dated September 14, 2022.

2022 FINANCIAL STATEMENTS

- Reopening of the exchange offer

On September 23, 2022, the Company approved the reopening of the offer to exchange the Class No. 9 Corporate Notes issued by the Company maturing on October 25, 2022 at a fixed nominal annual interest rate of 9.75% for a nominal value outstanding of USD 24,645,000 (as a consequence of both the first results of the exchange offer and the settlement of the Corporate Notes held by the Company mentioned in Note 29) for New Class No. 1 Corporate Notes, denominated and payable in United States dollars, at a fixed nominal annual interest rate of 9.75%, due in 2025, to be issued for a nominal value of up to USD 24,645,000, in the framework of the Global Simple Corporate Notes Issuance Program.

On October 24, 2022, the Company approved the issuance and placement under the exchange offer, as set forth in the Supplement to the Exchange Offer Memorandum dated September 23, 2022. The Corporate Notes will be subscribed in accordance with the Tender Orders received.

The Eligible Holders who validly submit a Tender Order will be eligible to receive, for each USD 1,000 principal amount of Existing Corporate Notes, the New Corporate Notes Consideration consisting of USD 630 principal amount of Additional New Corporate Notes, plus a Cash Consideration of USD 400.

The reopening of the offer to exchange the Class No. 9 Corporate Notes issued by the Company maturing on October 25, 2022 for New Class No. 1 Corporate Notes resulted in 16.35% acceptance, equivalent to USD 4,029,000 (with the above-mentioned due date remaining in effect for 83.65%, i.e. USD 20,616,000); accordingly, a total of USD 2,538,270, relating to Tender Orders submitted for USD 2,417,000 plus a recognized additional for USD 120,870, has been restructured. Furthermore, each Eligible Holder has received the Cash Consideration for USD 1,611,600 ($ 253).

Additionally, interest paid in cash from the last payment date up to and including the Settlement Date has amounted to a total of USD 83,956.

On October 25, 2022, the Company made payment to the Holders of Class No. 9 Corporate Notes who did not participate in the exchange offers made by the Company, for an amount of USD 20,616,000 ($ 3,235), along with the final scheduled interest payment.

The Company’s Corporate Note debt structure, based on the Tender Orders received, the issuance of the New Corporate Notes and the repayment of Class No. 9 Corporate Notes, would be comprised of as follows:

		in USD				in millions of $
Corporate Notes	Class	Debt structure at 12/31/2021 and 2020	Opening of the exchange offer	Reopening of the exchange offer	Debt structure at 12/31/2022	Debt structure at 12/31/2021	Debt structure at 12/31/2022
Fixed rate par note - Maturity 2022	9	98,057,000	26,231,000	20,616,000	—	19,989	—
Fixed rate par note - Maturity 2024	2	—	—	30,000,000	30,000,000	—	5,141
Fixed rate par note - Maturity 2025	1	—	52,706,268	55,244,538	55,244,538	—	9,580
Total		98,057,000	78,937,268	105,860,538	85,244,538	19,989	14,721

(*)	In United States dollars (USD).

As of December 31, 2022, an amount of $ 449 (USD 2,548,938) has been recognized in the Other finance income (costs) account as additional recognized to Eligible Holders who submitted their Tender Orders.

Furthermore, an amount of $ 565 has been disbursed as issuance expenses of the New Class No. 1 and Class No. 2 Corporate Notes.

2022 FINANCIAL STATEMENTS

Moreover, on February 10, 2023, the Company’s Board of Directors approved the terms of a new issue of Class No. 2 Additional Corporate Notes, to be issued for a nominal value of up to USD 30,000,000, in the framework of the Global Simple Corporate Notes Issuance Program.

On March 7, 2023, upon the expiration of the Tender Period of Class No. 2 Additional Corporate Notes, the Company approved the issuance and placement of the Additional Corporate Notes for USD 30,000,000, as set forth in the Prospectus Supplement dated February 28, 2023

Note	40 | Change of control

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

As required by the regulations in effect and within the time periods set forth therein, Empresa de Energía del Cono Sur S.A. announced the launching of a mandatory Public Tender Offer addressed to all the holders of Class B and Class C common shares issued by the Company, including the holders of ADS in respect of the underlying Class B common shares, in accordance with the provisions of General Resolution No. 779/2018 of the National Securities Commission.

During the term of the Offer, no shares were tendered by Class B (including ADS) and Class C Shareholders; therefore, the offeror announced the completion of the tender offer.

Consequently, at the date of issuance of these financial statements, edenor is a subsidiary company of Empresa de Energía del Cono Sur S.A.

Note	41 | Events after the reporting year

The following are the events that occurred subsequent to December 31, 2022:

-	Public Hearing – ENRE Resolution No. 576/2022, see Note 2.b.
-	Amendment to both the seasonal reference prices and the values of the Company’s electricity rate schedules – SE Resolution No. 54/2023 and ENRE Resolutions Nos. 177 and 241/2023, see Note 2.b.
-	Framework Agreement – Collection Province of Buenos Aires’ contribution, see Note 2.d.
-	Contingencies and lawsuits – AFIP’s Income Tax claim, Undocumented outflows and VAT, see Note 8.
-	Issuance of Class No. 2 Additional Corporate Notes due 2024, see Notes 29 and 39.
-	Approval of the amendment to the Bylaws – ENRE Resolution No. 243/2023, see Note 37.

NEIL BLEASDALE
Chairman

